Form 20-F
HUANENG POWER INTERNATIONAL INC
filed 2003-06-16
CIK 929058

As filed with the Securities and Exchange Commission on June 16, 2003
===============================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                ______________
                                   FORM 20-F

(Mark One)
   |_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                      OR
            ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002
                                      OR
   |_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM TO

                        Commission file number: 1-13314
                               [Graphic Omitted]
                       HUANENG POWER INTERNATIONAL, INC.
            (Exact name of Registrant as specified in its charter)
                            _______________________

                          PEOPLE'S REPUBLIC OF CHINA
                (Jurisdiction of incorporation or organization)
                            _______________________

                    WEST WING, BUILDING C, TIANYIN MANSION,
         2C, FUXINGMENNAN STREET, BEIJING, PEOPLE'S REPUBLIC OF CHINA
                   (Address of principal executive offices)
                           ________________________

Securities registered or to be registered pursuant to Section 12(b) of the Act.

                                                     Name of each exchange
           Title of Each Class                        on which registered
           -------------------                        -------------------
Ordinary American Depositary Shares ..............   New York Stock Exchange
Overseas Listed Foreign Shares of RMB1.00 each ...   New York Stock Exchange*

                            _______________________
Securities registered or to be registered pursuant to Section 12(g) of the Act.
                                     NONE
                               (Title of Class)
                            _______________________
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
                                     NONE
                               (Title of Class)
                            _______________________
      Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:
            Domestic Shares of RMB1.00 each  .................... 4,500,000,000
            Overseas Listed Foreign Shares of RMB1.00 each    ... 1,500,273,960
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                                 Yes |X|     No |_|

 Indicate by check mark which financial statement item the registrant has elected to follow.
                             Item 17 |X|    Item 18  |_|
______________
* Not for trading, but only in connection with the registration of American Depositary Shares.


===============================================================================

                               TABLE OF CONTENTS

                                                                  Page

                                 Introduction

        We maintain our accounts in Renminbi yuan ("Renminbi" or "RMB"), the lawful currency of the People's Republic of China (the "PRC" or "China"). References herein to "US$" or "US dollars" are to United States dollars, and references to "HK$" are to Hong Kong dollars. References to ADRs and ADSs are to American Depositary Receipts and American Depositary Shares, respectively. Translations of amounts from Renminbi to US dollars are solely for the convenience of the reader. Unless otherwise indicated, any translations from Renminbi to US dollars or from US dollars to Renminbi were translated at the average rate announced by the People's Bank of China (the "PBOC Rate") on December 31, 2002 of US$1.00 to RMB8.2773. No representation is made that the Renminbi or US dollar amounts referred to herein could have been or could be converted into US dollars or Renminbi, as the case may be, at the PBOC Rate or at all.

        References to "A Shares" are to common shares issued to domestic shareholders.

        References to the "Company" include, unless the context requires otherwise, Huaneng Power International, Inc. and the operations of our power plants and our proposed projects.

        References to "HIPDC" are to Huaneng International Power Development Corporation and, unless the context requires otherwise, include the operations of the Company prior to the formation of the Company on June 30, 1994.

        References to the "central government" refer to the national government of the PRC and its various ministries, agencies and commissions.

        References to "Huaneng Group" are to China Huaneng Group Corporation.

        References to "local governments" in the PRC include governments at all administrative levels below the central government, including provincial governments, governments of municipalities directly under the central government, municipal and city governments, county governments and township governments.

        References to the "PRC Government" include the central government and local governments.

        References to "provinces" include provinces, autonomous regions and municipalities directly under the central government.

        References to the "State Plan" refer to the plans devised and implemented by the PRC Government in relation to the economic and social development of the PRC.

        References to "tons" are to metric tons.

        Previously, the Overseas Listed Foreign Shares were also referred to as the "Class N Ordinary Shares" or "N Shares". Since January 21, 1998, the date on which the Overseas Listed Foreign Shares were listed on The Stock Exchange of Hong Kong Limited by way of introduction, the Overseas Listed Foreign Shares have been also referred to as "H Shares".

                                   Glossary

actual generation                     The total amount of electricity
                                      generated by a power plant over a given
                                      period of time.

auxiliary power                       Electricity consumed by a power plant in
                                      the course of generation.

availability factor                   For any period, the ratio (expressed as
                                      a percentage) of a power plant's
                                      available hours to the total number of
                                      hours in such period.

available hours                       For a power plant for any period, the
                                      total number of hours in such period
                                      less the total number of hours
                                      attributable to scheduled maintenance
                                      and planned overhauls as well as to
                                      forced outages, adjusted for partial
                                      capacity outage hours.

capacity factor                       The ratio (expressed as a percentage) of
                                      the gross amount of electricity
                                      generated by a power plant in a given
                                      period to the product of (i) the number
                                      of hours in the given period multiplied
                                      by (ii) the power plant's installed
                                      capacity.


demand For an integrated power system, the amount of power demanded by consumers of energy at any point in time.


dispatch The schedule of production for all the generating units on a power system, generally varying from moment to moment to match production with power requirements. As a verb, to dispatch a plant means to direct the plant to operate.

excess output                         The amount by which the total
                                      output of a power plant in a particular
                                      year exceeds its planned output for such year.

GW                                    Gigawatt. One million kilowatts.

GWh                                   Gigawatt-hour. One million
                                      kilowatt-hours. GWh is typically used as a measure for the annual energy production of large power plants.

installed capacity                    The manufacturers' rated power output of
                                      a generating unit or a power plant,
                                      usually denominated in MW.

kV                                    Kilovolt. One thousand volts.

kW                                    Kilowatt. One thousand watts.

kWh Kilowatt-hour. The standard unit of energy used in the electric power industry. One kilowatt-hour is the amount of energy that would be produced by a generator producing one thousand watts for one hour.

MVA Million volt-amperes. A unit of measure used to express the capacity of electrical transmission equipment such as transformers.

MW Megawatt. One million              watts. The installed capacity of power
                                      plants is generally expressed in MW.

MWh                                   Megawatt-hour. One thousand
                                      kilowatt-hours.

Net Fixed Assets                      The annual average of the book value of
                                      our fixed assets (less accumulated
                                      depreciation) and construction work in
                                      progress, each as determined in
                                      accordance with PRC statutory accounting principles.

peak load                             The maximum demand on a power plant or
                                      power system during a specific period of time.

planned generation                    An annually determined target gross
                                      generation level for each of our
                                      operating power plants used as the basis for determining planned output.

total output                          The actual amount of electricity sold by
                                      a power plant in a particular year,
                                      which equals total generation less
                                      auxiliary power.


transmission losses                   Electric energy that is lost in
                                      transmission lines and therefore is
                                      unavailable for use.

                                    PART I


ITEM 1. Identity of Directors, Senior Management and Advisers

        Not applicable.

ITEM 2. Offer Statistics and Expected Timetable

        Not applicable.

ITEM 3. Key Information

A.  Selected financial data

        Consolidated balance sheet data of the Company and its subsidiaries as of December 31, 2002 and 2001 and the consolidated income statement and cash flow data for each of the years in the three-year period ended December 31, 2002 are derived from the historical financial statements included herein. Balance sheet data of the Company as of December 31, 2000, 1999 and 1998 and income statement and cash flow data for each of the years in the two-year period ended December 31, 1999, are derived from the Company's historical financial statements not included herein. The Selected Financial Data should be read in conjunction with the Financial Statements and "Item 5. Operating and Financial Review and Prospects". The Financial Statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") which differ from the generally accepted accounting principles in United States ("US GAAP").

        Our consolidated financial statements are prepared and presented in accordance with IFRS. As required under IFRS, we have adopted the acquisition method to account for our acquisitions of Shidongkou I Power Plant ("Shidongkou I"), Taicang Power Plant and Changxing Power Plant, as described in "Item 4. Information on the Company-History and Development of the Company. " Accordingly, the consolidated financial statements and, except as otherwise noted, all other IFRS financial information presented in this Annual Report, include the results of these power plants, only from the respective dates of acquisition. In contrast, under US GAAP, our acquisitions of these power plants are considered as combination of entities under common control and the acquired assets and liabilities are accounted for at historical cost in a manner similar to pooling of interests method. Accordingly, the consolidated financial statements for all periods presented have been retroactively restated as if the current structure and operations had been in existence since inception. The differences between IFRS and US GAAP that would have significant impact on the net income for each of the years in the three-year period ended December 31, 2002 and the equity as of December 31, 2001 and 2002 are set forth in Note 42 to the Financial Statements. The Selected Financial Data may not be indicative of future earnings, cash flows or financial position.


                                                                          Year Ended December 31,
                                        -------------------------------------------------------------------------------------------
                                                1998            1999           2000          2001            2002           2002
                                        ----------------- -------------- -------------- -------------- -------------- -------------
                                               (RMB)           (RMB)          (RMB)          (RMB)           (RMB)         (US$)(1)

RMB and US dollars in thousands
except per share data

Income Statement Data
IFRS

Operating revenue, net..............           8,082,496     10,488,158     12,553,254     15,791,362     18,474,469     2,231,944
Operating expenses..................          (5,398,607)    (7,508,172)    (8,646,356)   (10,777,328)   (12,896,455)   (1,558,052)
                                        ----------------- -------------- -------------- -------------- -------------- -------------

Profit from operations..............           2,683,889      2,979,986      3,906,898      5,014,034      5,578,014       673,892
Total financial expenses............           (474,383)       (727,256)      (979,866)      (796,215)      (510,265)      (61,646)
Gain from disposal of investments...                  --             --             --         24,671          1,288           156
Share of loss of associates.........                  --             --             --         (5,381)       (11,145)       (1,346)
                                        ----------------- -------------- -------------- -------------- -------------- -------------
Profit before tax...................           2,209,506      2,252,730      2,927,032      4,237,109      5,057,892       611,056
Income tax expense..................           (370,995)       (384,555)      (411,202)      (715,220)      (980,854)     (118,499)
Minority interests..................                  --             --         --            (71,231)      (156,034)      (18,851)
                                        ----------------- -------------- -------------- -------------- -------------- -------------
Net profit..........................           1,838,511      1,868,175      2,515,830      3,450,658      3,921,004       473,706
                                        ================= ============== ============== ============== ============== =============
Basic earnings per share............                0.33           0.33           0.45           0.61           0.65          0.08
Diluted earnings per share..........                0.33            N/A           0.44           0.60           0.65          0.08

US GAAP (2)

Operating revenue, net..............                                        15,073,428     18,692,529     19,845,599     2,397,593
Net profit..........................                                         2,639,389      3,571,542      3,895,193       470,587
Basic earnings per share                                                          0.47           0.63           0.65          0.08
Diluted earnings per share..........                                              0.46           0.62           0.64          0.08



                                                                            As of December 31,
                                          ----------------------------------------------------------------------------------------
                                              1998            1999           2000            2001           2002          2002
                                          -------------- -------------- --------------- ------------- --------------- ------------
                                             (RMB)           (RMB)          (RMB)           (RMB)          (RMB)        (US$)(1)
RMB and US dollars in thousands
except per share data

Balance Sheet Data
IFRS
Current assets.........................       5,709,831      5,866,082     10,061,689     10,763,919       7,685,441       928,497
Property, plant and equipment, net.....      31,776,176     34,073,768     31,643,530     37,557,114      41,103,468     4,965,806
Available-for-sale investments.........              --             --             --             --         254,990        30,806
Investment in an associate.............              --             --             --        226,488         200,960        24,278
Other long-term assets.................         655,704        642,880        761,729        970,759       1,067,838       129,008
Goodwill...............................              --             --             --             --         126,560        15,290
Less: Negative goodwill................              --             --             --    (2,225,505)     (1,978,227)     (238,994)
                                          -------------- -------------- --------------- ------------- --------------- ------------
Total assets...........................      38,141,711     40,582,730     42,466,948     47,292,775      48,461,030     5,854,691
                                          ============== ============== =============== ============= =============== ============
Current liabilities....................       4,102,009      6,237,140      7,070,603      8,922,347       7,652,216       924,483
Non-current liabilities                      13,683,472     12,573,185     11,616,610      9,590,637       9,482,050     1,145,549
Minority interests                                   --             --             --        486,261         910,704       110,024
Shareholders' equity...................      20,356,230     21,772,405     23,779,735     28,293,530      30,416,060     3,674,635
                                          -------------- -------------- --------------- ------------- --------------- ------------
Total liabilities and equity...........      38,141,711     40,582,730     42,466,948     47,292,775      48,461,030     5,854,691
                                          ============== ============== =============== ============= =============== ============

US GAAP (2)

Total assets...........................                                                   52,125,351      47,948,446     5,792,764
Total liabilities......................                                                 (21,484,388)    (17,164,263)   (2,073,655)
Minority interests.....................                                                    (815,179)       (869,621)     (105,061)
                                                                                        -------------- -------------- -------------
Shareholders' equity...................                                                   29,825,784      29,914,562     3,614,048
                                                                                        ============== ============== =============


                                                                             Year Ended December 31,
                                               -------------------------------------------------------------------------------------
                                                    1998          1999         2000           2001           2002           2002
                                               ------------- -------------- ------------- -------------- -------------- ------------
                                                    (RMB)        (RMB)         (RMB)         (RMB)           (RMB)         (US$)(1)
Cash Flow Data
IFRS
Purchase of property, plant and equipment....    (6,457,432)   (2,274,342)    (351,966)    (2,870,858)    (1,594,210)     (192,600)
Net cash provided by operating activities....     5,963,339     5,007,377    5,643,361      5,918,896      7,079,718       855,317
Net cash (used in) provided by investing
  activities.................................    (6,965,488)   (2,634,962)  (5,317,519)    (4,564,536)     1,074,101       129,765
Net cash provided by (used in) financing
  activities.................................     1,707,583    (2,064,635)    (830,667)    (1,169,597)    (7,324,354)     (884,873)

US GAAP (2)

Purchase of property, plant and equipment....                                 (909,711)    (3,029,167)    (1,688,589)     (204,002)
Net cash provided by operating activities....                                6,093,354      6,598,191      7,469,213       902,373
Net cash (used in) provided by investing
  activities.................................    (5,880,521)   (4,720,026)   2,620,931      316,641
Net cash used in financing activities........                                 (820,433)    (1,567,272)    (9,501,991)   (1,147,958)

Other Financial Data
IFRS and US GAAP
Dividend declared per share..................           0.08         0.09         0.22           0.30           0.34          0.04
Number of ordinary shares (`000).............      5,650,000    5,650,000    5,650,000      6,000,000      6,000,274     6,000,274

___________________

(1) The US dollar data has been translated from RMB solely for convenience at the PBOC Rate on December 31, 2002 of US$1.00 to RMB8.2773.

(2) The amounts as of December 31, 2002 and 2001 and for each of the years in the three-year period ended December 31, 2002 are presented as if the acquisitions of the Shidongkou I, Taicang Power Plant and Changxing Power Plant had been in existence since the beginning of the earliest period presented, as well as the effects of other differences between IFRS and US GAAP.

B. Capitalization and Indebtedness

   Not applicable.

C. Reasons for the offer and use of proceeds

   Not applicable.

D. Risk factors

Risks relating to our business and the PRC's power industry

Government regulation of power rates and other aspects of the power industry may adversely affect our business

        Similar to electric power companies in other countries, we are subject to governmental and electric power grid regulations in virtually all aspects of our operations, including the amount and timing of electricity generation, power rates setting, performance of scheduled maintenance and compliance with power grid control and dispatch directives. There can be no assurance that these regulations will not change in the future in a manner which could adversely affect our operations. Since 1995, we have charged and collected power rates that were designed to enable us to recover all operating and debt service costs and to earn a fixed return on our Net Fixed Assets. However, there can be no assurance that there will not be any change in the implementation of the principles of setting power rates that could materially adversely affect our operations. In addition, the PRC government started in 1999 to experiment with a program to effect power sales through a bidding process in some of the provinces where we operate our power plants. The power rates for power sold by this bidding process are generally lower than the approved power rates for planned output. Although the power sales through the bidding process in the last four years constituted only a small fraction of our total output, it is expected that the government will expand the program in the future. And if the PRC government chooses to expand the bidding program, the power rates and the revenues of some of our power plants may be adversely affected.

If our power plants receive less dispatching than Planned Generation, the power plant will sell less electricity than planned

        Our profitability depends, in part, upon each of our power plants generating electricity at a level sufficient to meet or exceed the Planned Generation, which in turn will be subject to local demand for electric power and dispatching to the grids by the dispatch centers of the local power corporations.

        The dispatch of electric power generated by a power plant is controlled by the Dispatch Center of the applicable power corporations pursuant to a dispatch agreement with us and to governmental dispatch regulations adopted in 1993. In each of the markets we operate, we compete against other power plants for power sales. No assurance can be given that the Dispatch Centers will dispatch the full amount of the Planned Generation of our power plants. A reduction by the Dispatch Center in the amount of electric power dispatched relative to a power plant's Planned Generation could have an adverse effect on the profitability of our operations. However, we have not encountered any such bias in the past.

The power industry reform may negatively affect our business

        PRC government in 2002 announced and started to implement measures to further reform the power industry, with the ultimate goal to create a more open and fair power market. As part of the reform, five power generation companies, including Huaneng Group, were created or restructured to take over all the power generation assets originally belonging to the State Power Corporation of China. In addition, two grid companies were created to take over the power transmission and distribution assets originally belonging to the State Power Corporation of China. An independent Power Supervisory Commission was created to regulate the power industry. It is uncertain how these reform measures and any further reforms are going to be implemented and how they will impact our business. We may face enhanced competition as the reform is being carried out.

We are effectively controlled by HIPDC, whose interest may differ from those of our other shareholders

        HIPDC, as our controlling shareholder, together with other local government investment companies, is able to elect the entire board of directors. HIPDC's interests may sometimes conflict with those of our other minority shareholders. There is no assurance that HIPDC will always vote its shares, or direct the directors nominated by it to act, in a way that will benefit our other minority shareholders.

Disruption in Fuel supply and its transportation may negatively affect the normal operation of our power plants

        We have obtained our coal and oil supplies for our power plants through a combination of purchases pursuant to allocations coordinated under the state guidance and purchases on the open market. At the same time, we have also enjoyed priority access pursuant to PRC Government allocations to transportation services required to transport our coal and oil supplies. PRC Government allocations help to assure priority in the receipt of certain limited resources, sometimes at regulated prices. Although we have received sufficient and timely allocations of fuel supply and transportation services for our operations and have not experienced shutdowns or reduced electricity generation caused by inadequate fuel supply or transportation services, there can be no assurance that the system of PRC Government allocations which ensures priority access by the major power plants to coal, oil and transportation will continue in the future, that we will continue to obtain allocations to match our operation requirements or that the loss of priority access through PRC Government allocations will not, in the event of national supply shortfalls, adversely affect our operations.

Power plant development, acquisition and construction are a complex and time-consuming process, the delay of which may negatively affect the implementation of our growth strategy

        We develop, construct, manage and operate large power plants; success depends upon our ability to secure all required PRC Government approvals, power sales and dispatch agreements, construction contracts, fuel supply and transportation and electricity transmission arrangements. Delay or failure to secure any of these could increase cost or delay or prevent commercial operation of the affected power plant. Although each of our power plants in operation and the power plants under construction received all required PRC Government approvals in a timely fashion, no assurances can be given that all the future projects will receive approvals in a timely fashion or at all.

        We have generally acted as, and intend to continue to act as, the general contractor for the construction of our power plants. As with any major infrastructure construction effort, the construction of a power plant involves many risks, including shortages of equipment, material and labor, labor disturbances, accidents, inclement weather, unforeseen engineering, environmental, geological, delays and other problems and unanticipated cost increases, any of which could give rise to delays or cost overruns. Construction delays may result in loss of revenues. Failure to complete construction according to specifications may result in liabilities, decrease power plant efficiency, increase operating costs and reduce earnings. Although the construction of each of our power plants was completed on or ahead of schedule and within its budget, no assurance can be given that construction of future projects will be completed on schedule or within budget.

        In addition, from time to time, we may acquire existing power plants from HIPDC, Huaneng Group or other parties. The timing and the likelihood of the consummation of any such acquisition will depend, among other things, on our ability to obtain financing and relevant PRC Government approvals and to negotiate relevant agreements.

Substantial capital is required for investing in or acquiring new power plants and failure to obtain capital on reasonable commercial terms will increase our financing cost and cause delay in our expansion plans

        An important component of our growth strategy is to acquire operating power plants and related development rights from HIPDC, Huaneng Group or other companies on commercially reasonable terms. Our ability to arrange financing and the cost of such financing are dependent on numerous factors, including general economic and capital market conditions, credit availability from banks or other lenders, investor confidence in us and the continued success of our power plants. Although we have historically been able to obtain financing on terms acceptable to us, there can be no assurance that financing for future power plant acquisitions will be available on terms acceptable to us or, in the event of an equity offering, that such offering will not result in substantial dilution to existing shareholders.

Operation of power plants involves many risks and we may not have enough insurance to cover the economic losses if any of our power plant's ordinary operation is interrupted

        The operation of power plants involves many risks and hazards, including breakdown, failure or substandard performance of equipment, improper installation or operation of equipment, labor disturbances, natural disasters, environmental hazards and industrial accidents. The occurrence of material operational problems, including but not limited to the above events, may adversely affect the profitability of a power plant. We maintain insurance typical in the electric power industry in China and in amounts that we believe to be adequate. Such insurance, however, may not provide adequate coverage in certain circumstances. In particular, in accordance with industry practice in the PRC, we do not currently carry any business interruption insurance or, except for third party liability insurance coverage for accidents during capital construction and equipment installation and other types of assets insurances, any third party liability insurance to cover claims in respect of bodily injury or property or environmental damage arising from accidents on our property or relating to our operation. Although each of our power plants has a good record of safe operation, there is no assurance that the afore-mentioned accidents will not occur in the future.

If the PRC government adopts new and stricter environmental laws and additional capital expenditure is required for complying with such laws, the operation of our power plants may be adversely affected and we may be required to make more investment in compliance with these environmental laws

        Our power plants, like all coal- and oil-fired power plants, discharge pollutants into the environment. We are subject to central and local government environmental protection laws and regulations, which currently impose base-level discharge fees for various polluting substances and graduated schedules of fees for the discharge of waste substances. These laws and regulations impose fines for violations of laws, regulations or decrees and provide for the possible closure by the central government or local government of any power plant which fails to comply with orders requiring it to cease or cure certain activities causing environmental damage. We have implemented a system that is designed to control pollution caused by our power plants, including the establishment of an environmental protection office at each power plant and the installation of certain pollution control equipment. We believe our environmental protection systems and facilities for the power plants are adequate for us to comply with applicable central government and local government environmental protection laws and regulations. The PRC Government may impose new, stricter laws and regulations which would require additional expenditure on environmental protection.

        The PRC is a party to the Framework Convention on Climate Change ("Climate Change Convention"), which is intended to limit or capture emissions of "greenhouse" gases, such as carbon dioxide. Ceilings on such emissions could limit the production of electricity from fossil fuels, particularly coal, or increase the costs of such production. At present, ceilings on the emissions of "greenhouse" gases have not been assigned to developing countries such as the PRC under the Climate Change Convention, and the PRC has objected to any imposition of such ceilings. If the PRC were to agree to such ceilings, or otherwise reduce its reliance on coal-fired power plants, our business prospects could be adversely affected.

If there is a devaluation of Renminbi, our debt burden will increase and the dividend return to our overseas shareholders may decrease

        As a power producer operating only in China, we collect our revenues in Renminbi and have to convert Renminbi into foreign currencies to (i) repay some of our borrowings which are denominated in foreign currencies, (ii) purchase foreign made equipment and parts for repair and maintenance, and
(iii) pay out dividend to our overseas shareholders. Although China has had a stable foreign exchange rate for Renminbi for the last several years, there is no assurance that there will not be a significant devaluation of Renminbi in the future. And if there is such a devaluation, our debt servicing cost will increase and the return to our overseas investors may decrease.

Forward-looking information may prove inaccurate

        This document contains certain forward-looking statements and information relating to us that are based on the beliefs of our management as well as assumptions made by and information currently available to our management. When used in this document, the words "anticipate," "believe," "estimate," "expect," "going forward" and similar expressions, as they relate to us or our management, are intended to identify forward-looking statement. Such statements reflect the current views of our management with respect to future events and are subject to certain risks, uncertainties and assumptions, including the risk factors described in this document. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. We do not intend to update these forward-looking statements.

Risks relating to the PRC

PRC economic, political and social conditions as well as government policies could significantly affect our business

        All of our business, assets and operations are located in China. The economy of China differs from the economies of most developed countries in many respects, including government involvement, level of development, economy growth rate, control of foreign exchange, and allocation of resources.

        The economy of China has been transitioning from a planned economy to a more market oriented economy. Although the majority of productive assets in China are still owned by the PRC government at various levels, in recent years the PRC government has implemented economic reform measures emphasizing utilization of market forces in the development of the economy of China and a high level of management autonomy. Some of these measures will benefit the overall economy of China, but may have a negative effect on us. For example, our operating results and financial condition may be adversely affected by changes in taxation, changes in power rates for our power plants, changes in the usage and costs of state controlled transportation services, and state policies affecting the power industry.

Interpretation of PRC laws and regulations involves significant uncertainties

        The PRC legal system is based on written statutes and their interpretation by the Supreme People's Court. Prior court decisions may be cited for reference but have limited precedencial value. Since 1979, the PRC government has been developing a comprehensive system of commercial laws, and considerable progress has been made in introducing laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, because these laws and regulations are relatively new, and because of the limited volume of published cases and judicial interpretation and their lack of precedence force, interpretation and enforcement of these laws and regulations involve significant uncertainties. In addition, as the PRC legal system develops, we cannot assure that changes in such laws and regulations, their interpretation or their enforcement will not have a material adverse effect on our business operations.

        We are subject to certain PRC regulations governing PRC companies that are listed overseas. These regulations contain certain provisions that are required to be included in the articles of association of these PRC companies and are intended to regulate the internal affairs of these companies. The PRC Company Law and these regulations, in general, and the provisions for protection of shareholders' rights and access to information, in particular, are less developed than those applicable to companies incorporated in Hong Kong, the US, the UK and other developed countries or regions. Such limited investor protections are compensated for, to a certain extent, by the Mandatory Provisions for the Articles of Association of Companies to be Listed Overseas and certain additional requirements that are imposed by the Listing Rules of The Hong Kong Stock Exchange with a view to reducing the magnitude of differences between the Hong Kong Company Law and PRC Company Law. The articles of association of all PRC companies listed in Hong Kong must incorporate such Mandatory Provisions and these additional requirements. Although our Articles of Association have incorporated such provisions and requirements, there can be no assurance that our shareholders will enjoy protections to which they may be entitled in other jurisdictions.

ITEM 4. Information on the Company

A. History and development of the Company

        Our legal and commercial name is Huaneng Power International, Inc. Our head office is at West Wing, Building C, Tianyin Mansion, 2C, Fuxingmennan Street, Beijing, People's Republic of China and our telephone number is
(8610)66491999. We were established in June 1994 as a company limited by shares organized under the laws of the People's Republic of China.

        In 2002, we made the following acquisitions, all of which were financed by our internal funds. Please see "Item 4 Information of the Company -- Property, plants and equipment" for detailed description of these newly acquired power plants.

        70% of the equity interest in the registered capital of Shidongkou I, 70% of the equity interest in the registered capital of Taicang Power Plant, 44.16% of the interest in the registered capital of Huaiyin Power Plant and the net assets of Changxing Power Plant formerly owned by Huaneng Group. These acquisitions increased our attributable generation capacity by 1,687 MW. The consideration was RMB2,050 million.

        The remaining 30% of the equity interest in the registered capital of Shidongkou I and the additional 5% of the equity interest in the registered capital of Taicang Power Plant formerly owned by Huaneng Group. The acquisition increased our attributable generation capacity by 390 MW. The consideration was RMB415 million.

        An additional 19.48% of the equity interest in Huaiyin Power Plant from Jiangsu Huaiyin Investment Company and the controlling right of Huaiyin Power Plant and the development right of Huaiyin Power Plant Phase Two. This acquisition increased our attributable generation capacity by 78 MW. The consideration was RMB185 million.

        The remaining 25% of the equity interest of Jining Power Plant for a consideration RMB109 million, increasing our attributable generation capacity by 75 MW.

        3% of the shareholding in China Chang Jiang Power Co. Ltd., taking the first step in the development of hydro-power generation. The consideration was RMB255 million.

        In 2003, we entered into an agreement with Shenzhen Investment Holding Corporation and Shenzhen Energy Group Co., Ltd. to acquire 25% interest of the enlarged share capital of Shenzhen Energy Group Co., Ltd, representing attributable generation capacity of 417 MW. The transaction has been approved by the relevant government. The consideration was RMB2,390 million.

B. Business overview

        We are one of China's largest independent power producers based on the total generation capacity of 14,363 MW attributable to our ownership in 17 power plants. Our power plants are in seven of China's coastal provinces:
Liaoning, Hebei, Shandong, Fujian, Jiangsu, Zhejiang and Guangdong, and in Shanghai Municipality, the largest financial and commercial center in mainland China. In 2002, our power plants had an average availability factor of 92.51% and an average capacity factor of 61.95%. We also have plans to build 6,470 MW generation capacity in the same areas. We believe that these areas present greater potential for increasing demand for electricity and enjoy the most favorable conditions for running power plants. To maintain our leadership position among independent power producers and to enhance shareholder value, we will focus on more efficient operation of our current power plants and aggressively pursue our development strategy. Our development strategy is to place equal emphasis on acquisition and development, on greenfield and expansion plants, on coal-fuel and other feasible fuel sources, and on domestic and foreign funds.

        We will also continue to leverage our relationship with HIPDC, our controlling shareholder, as well as with Huaneng Group, the controlling shareholder of HIPDC in respect of acquisition and development of power projects. Within HIPDC, we are the exclusive developer of all greenfield coal-fired power plants and other types of fuel plants in China which we may wish to develop. HIPDC has also undertaken that it will not compete with us in the power development business in China. With respect to Huaneng Group, we have a preferential right to purchase interest in existing power plants owned by Huaneng Group and the preferential right on all its future power development projects that we may realistically develop. In 2002, the restructured Huaneng Group reiterated its support policy to us. Furthermore, we entered into an Entrusted Management Agreement with Huaneng Group and HIPDC in relation to the management of their respective thermal power plants. By entering into the Entrusted Management Agreement, we will further accumulate management experience as a result of the expansion of our operation scale and set a precedent for large-scale and multi-entities entrusted management in the PRC. Please see "Item 7 -- Major Shareholders and Related Party Transactions" for detailed description of the Entrusted Management Agreement.

        We believe our significant capability in the development and construction of power projects, as exemplified in the completion of our projects under construction ahead of schedule, and our experience gained in the successful acquisitions of power assets in recent years will enable us to take full advantage of the opportunities presented in China's power market and made available to us through our relationship with HIPDC and Huaneng Group.

        With respect to the acquisition or development of any project, we will consider, among other factors, changes in power market conditions, and adhere to prudent commercial principles in the evaluation of the feasibility of the project. In addition to business development strategies, we will continue to work on our profit enhancement through relentlessly strengthening cost control, especially in respect of fuel costs, so as to hedge against fluctuations in fuel price and increase competitiveness in the power market.

Development of power plants

        The process of identifying potential sites for power plants, obtaining government approvals, completing construction and commencing commercial operations is usually lengthy. However, because of our significant experience in developing and constructing power plants, we have been able to identify promising power plant projects and to secure all required PRC Government approvals relatively quickly.

Opportunity Identification and Feasibility Study

        We initially identify an area in which additional electric power is needed by determining its existing installed capacity and projected demand for electric power. The initial assessment of a proposed power plant involves a preliminary feasibility study. The feasibility study examines the proposed power plant's land use requirements, access to a power grid, fuel supply arrangements, availability of water, local requirements for permits and licenses and the ability of potential customers to afford the proposed power rates. To determine projected demand, factors such as economic growth, population growth and industrial expansion are used. To gauge the expected supply of electricity, the capacities of existing plants and plants under construction or development are studied.

Approval Process

        In 2003, the State Development and Reform Commission was created to replace the former State Development Planning Commission. At present, any project proposal and supporting documents for new power plants must first be submitted to the State Development and Reform Commission for approval and then be submitted to the State Council. Joint venture power projects are subject to additional governmental approvals. Approval by Ministry of Commerce (the former Ministry of Foreign Trade and Economic Cooperation) is also required when foreign investment is involved.

Permits and Contracts

        In developing a new power plant, we and third parties obtain permits required before commencement of the project. Such permits include operating licenses and similar approvals related to plant site, land use, construction, and the environment. To encourage the cooperation and support of the local governments of the localities of the power plants, it has been and will be our policy to seek investment in such power plants by the relevant local governments.

Power Plant Construction

        We have generally acted as the general contractor for the construction of our power plants. Equipment procurement and installation, site preparation and civil works are subcontracted to domestic and foreign subcontractors through a competitive bidding process. All of our power plants were completed on or ahead of schedule, enabling certain units to enter service and begin generating income earlier than the estimated in-service date.

Import Duties

        On April 1, 1996, the central government reduced the "General Level" of China's import duties to 23%. Along with the change in import duties, preferential import duty treatment, including exemptions and reductions, for equipment and raw materials imported by FIEs were eliminated. As the Power Plants were acquired from HIPDC, which is an foreign-invested entity ("FIE"), we had enjoyed duty-free treatment of equipment imported for the Power Plants. Under the new regulations, equipment and raw materials imported by FIEs may continue to enjoy duty-free treatment if the relevant project was approved before April 1, 1996. In October, 1997 the central government lowered the general level of China's import duties to 17%. Any import duties will be reflected in adjustments to our power rates under the Pricing Policy and the Electric Power Law. In addition, the central government in 1998 reinstated the import-duty exemption policy for equipment imported by FIEs that invested in projects encouraged by the central government under the Catalogue for the Guidance of Foreign Investment Industries. In addition, China's entry to WTO will bring its import tariff to a level consistent with the average level of all WTO members.

Plant Start-up and Operation

        We have historically operated and intend to continue to operate our power plants. Our power plants have established management structures based on modern management techniques. We select the superintendent for a new power plant from the senior management of our operating plants early in the construction phase of the new plant, invest in the training of operational personnel, adopt various rational management techniques and structures its plant bonus program to reward efficient and cost-effective operation of the plant in order to ensure the safety, stability and high level of availability of each power plant. Our senior management meets several times a year with the superintendents of the power plants as a group, fostering a team approach to operations, and conducts annual plant performance reviews with the appropriate superintendent, during which opportunities to enhance the power plant's performance and profitability are evaluated.

        After a generating unit is constructed, the contractor tests its installation and systems. Following such tests, the contractor puts the unit through a continuous 168-hour trial run at full load. After successfully passing the continuous 168-hour test, the unit may enter into commercial operation.

Pricing policy

        Because we were established to develop power plants using advanced equipment and technology financed with foreign and domestic loans, our power rates, under the authority of State Council Document 72, were initially designed to ensure recovery of all production and financing costs and yield a profit of RMB40 to RMB50 per MWh during the period when such loans were outstanding.

        On June 6, 1994, the former Ministry of Electric Power (MEP) announced the Pricing Policy applicable to us. The Pricing Policy specifies that our power rates should be determined with reference to international principles and methods for setting power rates based upon the return on net fixed assets methodology to which international investors are accustomed.

        While we anticipate that we will consistently generate a profitable return and recover our costs under the existing Pricing Policy, there is no assurance that the government agencies will approve our proposed power rates in accordance with the Pricing Policy. We have received power rates that delivered a return below the permitted 15% return on the Net Fixed Assets (see Glossary) in the last several years. The Electric Power Law, which came into effect in 1997, has provided the general principles for determining power rates in the future. The power rate granted to a power producer shall be formulated to provide reasonable compensation for costs as well as a reasonable return, to share expenses fairly and to promote the construction of power projects.

        As an important element of China's power industry reform, power bidding is being experimented in some regions, including Shanghai, Liaoning, Shandong and Jiangsu, where some of our power plants are located. Under the current bidding practice, about 10% of expected annual planned generation is designated for bidding sales. In 2002, we sold 7.38% of our total output through the power bidding program. Usually the power rate determined under the bidding practice is lower than the power rate for planned generation, primarily because the competitive bidding drives down the prices. We believe, however, that the output subject to the bidding practice represents only a small portion of our total output and power rate applicable to this portion is calculated to enable the power plants to at least recover variable costs, part of fixed costs and also produce some profit. For our planned generation, the power rate is still determined on a basis which permits us to recover all the operating costs plus a margin of profit. Moreover, our management is closely monitoring and taking effort to minimize the potential impact of the bidding practice on our operating results. We also believe that our highly efficient power plants are competitive in a more open, orderly and fair power market.

Power sales

        Each of our power plants has entered into a written agreement with the local power corporation for the sales of its power output. Generally, the agreement has a fixed term of multiple years and provides that the annual utilization hours of the power plant will be determined with reference to the average annual utilization hours of the similar generating units connected to the same grid.

        In addition, a small percentage of power output of Dalian, Dandong, Shidongkou II, Shidongkou I, Taicang, Fuzhou, Nanjing and Nantong Power Plants were sold through the power bidding process in 2002.

        The following table sets forth the average power rates (RMB/MWh) of electric power sold by the power plants which we operate, for each of the five years ended December 31, 2002 and the approved power rate for 2002 and 2003.


                                      1998          1999         2000         2001                  2002                  2003
                              ---------------- -------------- ----------- ------------- ------------------------------- -----------
                                    Average        Average      Average      Average       Average       Approved       Approved
                                    Rate(1)        Rate(1)      Rate(1)      Rate(1)       Rate(1)        Rate(1)        Rate(1)
                              ---------------- -------------- ------------ ------------- ------------ ----------------- -----------
Dalian Power Plant
   Phase I.................           328.75        331.69      316.53        291.38        280.53          321.00         321.00
   Phase II................               --        303.97      305.42
Fuzhou Power Plant
   Phase I.................           433.74        339.52      353.40        357.50        327.80       378.20(3)         365.00
   Phase II................               --        500.00      405.35        349.18
Nantong Power Plant
   Phase I.................           337.07        336.17      323.71        318.38        309.54          334.57      334.00(2)
   Phase II................               --        288.66      323.71
Shangan Power Plant
   Phase I.................           346.08        298.73      283.30        292.71        315.65       307.00(4)         334.00
   Phase II................           372.78        306.33      379.50        371.73                     432.00(4)
Shantou Oil-Fired Plant....           676.20        597.51      669.77        618.24        621.02          594.39         594.39
Shantou Power Plant........           473.61        473.85      473.85        473.85        455.95       473.85(5)         436.41
Shidongkou II..............           354.20        358.46      362.44        356.76        345.90       375.86(6)         368.80
Dandong Power Plant........               --        309.70      306.27        298.93        273.70          330.00         330.00
Nanjing Power Plant........               --        354.61      325.68        318.60        304.07          336.11      334.00(2)
Dezhou Power Plant
   Phase I.................               --            --          --        340.33        339.64          352.50         352.50
   Phase II................               --            --          --
   Phase III...............               --            --          --                                   320.00(7)         320.00
Jining Power Plant.........               --            --          --        267.31        275.15          280.76         280.76
Weihai Power Plant
   Phase I.................               --            --          --        390.72        393.74          443.50         443.50
   Phase II................               --            --          --                                      376.40         376.40
Shidongkou I...............               --            --          --            --        252.97       263.02(8)      259.50(8)
Taicang....................               --            --          --            --        317.52          374.00      365.00(2)
Huaiyin....................               --            --          --            --        314.79          345.00      343.00(2)
Changxing..................               --            --          --            --        316.93          316.93         332.00

_____________
Notes:

(1)         Includes value-added tax.
(2)         New power rate was effective as of January 30, 2003.
(3)         Changed to 365.00 effective as of December 1, 2002.
(4)         Changed to 334.00 effective as of February 10, 2002.
(5)         Changed to 436.41 effective as of July 1, 2002.
(6)         Changed to 368.80 effective as of May 25, 2002.
(7)         Effective as of September 1, 2002.
(8)         Changed to 259.50 effective as of May 25, 2002.

Fuel supply arrangements

        Sixteen of the seventeen power plants of ours are fueled by coal, and only Shantou Oil-Fired Plant is a combined-cycle facility fueled by oil.

Coal

        Most of the coal supply for the sixteen coal-fired power plants is obtained from numerous coal producers in Shanxi Province.

        In recent years, as part of its efforts to make a transition from a comprehensive planned economy to a "socialist market economy," the PRC has experimented with a variety of methods of setting coal prices. In 1996, the government allowed coal prices to fluctuate within a range around a reference price for coal allocated under the State Plan to be used in electricity generation, and set maximum allowable prices in various coal-producing areas for coal used in electricity generation.

        Starting in 2002, there was no longer official State Plan for coal supplies, but the government continues to coordinate the coal prices at the annual sales conferences. Allocations for coal purchases are made at annual sales conferences attended by, among others, representatives of each of coal purchasers, coal suppliers, the railway authorities and the shipping companies. The annual sales conferences were sponsored and coordinated by the former State Development Planning Commission. At these conferences, we obtain allocations for coal on a company-wide basis. We then sign delivery orders with the coal producers and with the railway and shipping companies for the amount of coal and transportation allocated to us. These delivery orders specify on a monthly basis the amount of coal to be delivered to each power plant. We, the suppliers and the railway and shipping companies then hold monthly conferences to schedule the following month's allocated coal deliveries.

        In 2002, we obtained allocations of 21.06 million tons of coal, of which we purchased only 15.05 million tons, representing 46.3% of the total coal consumption of our power plants. We have been allocated 25.87 million tons of coal and related transportation for 2003, which is more than 74% of the coal required for the total planned generation.

        We purchased 17.44 million tons of coal on the open market in 2002. Given our good reputation and commercial relationships with open market coal suppliers and the increasing market orientation of the coal industry in China, we believe that we will be able to purchase sufficient coal on the open market to meet our future requirements in excess of allocations by the PRC Government.

        Coal prices, including transportation costs and miscellaneous expenses, for the sixteen coal-fired power plants in 2002 averaged approximately RMB234.95 per ton. We strive to reduce the fuel costs in a number of ways, including seeking to purchase high quality coal at competitive prices directly from coal mines or coal shipment terminals, improving coal storage management and inspection and demanding compensation from suppliers for failure to deliver coal of the specified quantity and quality in accordance with the relevant purchase arrangements. We have also started to experiment in some of our power plants with the method of mixing different terms of coal as a measure of cost reduction.

Oil

        We obtain our entire supply of oil for the Shantou Oil-Fired Plant through government allocation from the Shengli Oil Field in Shandong Province. The crude oil is transported by pipeline to Huangdao in eastern Shandong Province, loaded onto ships, shipped along the coast to the Zhanjiang port in western Guangdong, trans-shipped to the Shantou port, unloaded into storage tanks in Shantou and finally transported to the Shantou Oil-Fired Plant by pipeline.

        We were allocated 60,000 metric tons of oil in 2002. The price at which the Shantou Oil-Fired Plant purchases Shengli crude oil from the China Petroleum and Chemical Corporation is determined by the PRC Government in accordance with the State Plan.

        During 2002, the average of the State Plan prices for crude oil from the Shengli Oil Field was RMB1,716.31 per ton.

        We received allocations under the State Plan of crude oil from the Shengli Oil Field and transportation sufficient to meet our oil supply requirements at the Shantou Oil-Fired Plant for 2002. We believe that we will continue to receive allocations of oil and transportation under the State Plan sufficient to meet our crude oil requirements.

Repair and maintenance

        Each of our power plants has a timetable for routine maintenance, regular inspections and repairs. Such timetables and the procedures for the repair and maintenance of generating units comply with the relevant regulations promulgated by the former MEP.

        Pursuant to our procedures, generating units with a capacity of 350 MW or more are currently operating on a cycle of four to six years. At the end of each operating cycle, an overhaul is carried out. In each cycle, there are four different levels of maintenance:

        (i) regular checks and routine maintenance are carried out throughout the period during which a generating unit is in operation;

        (ii) a small-scale servicing is performed every year, which takes approximately 20 days;

        (iii) a medium-scale check-up is carried out between the two overhauls, the length of which depends on the actual condition of the generating unit at the time of the check-up; and

        (iv) a full-scale overhaul is conducted at the end of each operating cycle, which takes approximately 60 days.

        With respect to the Shantou Oil-Fired Plant, repair and maintenance are scheduled according to cumulative operating hours. A small-scale servicing takes approximately seven days. A full-scale maintenance takes approximately 30 days.

C. Organizational Structure

        We are 42.58% owned by HIPDC, which in turn is a subsidiary of Huaneng Group. Huaneng Group was established in 1988 with the approval of the State Council. In 2002, Huaneng Group was restructured as one of the five independent power producing group companies to take over the power producing assets originally belonging to the State Power Corporation of China. Huaneng Group has investments in industries that are related to power generation which include energy, transportation, raw materials development, finance, information, environment protection and trade.

        HIPDC was established in 1985 as a joint venture with 51.98% of its interest currently owned by Huaneng Group. HIPDC is engaged in developing power plants using foreign capital. Some of the power plants currently owned and operated by us were originally built and later transferred to us by HIPDC. Both Huaneng Group and HIPDC have agreed to give us preferential rights in the power development business.

        The following organizational chart sets forth the organizational structure of us and HIPDC as of December 31, 2002:


China Huaneng     Guohua Energy    Bank of China         China Resources    China Cinda Trust          China
   Group            Investment    Group Investment      (Holding) Co. Ltd.    & Investment      International Water
Corporation        Corporation        Limited                Group             Corporation         & Electric Co.
    |                  |                 |                    |                    |                     |
    |                  |                 |                    |                    |                     |
    | 51.98%           |  15.77%         | 15.0%              | 10.0%              | 5.8%                | 1.45%
    |------------------|-----------------|--------------------|--------------------|---------------------|
         |
         |                                 Jiangsu Province
        HIPDC        Hebi Provincial      International Trust         Dalian Municipal          Shantou Electric     Dandong Energy
         |            Construction           & Investment              Construction                 Power             Investment
         |            Investment Co.        Company Limited            Investment Co.            Development Co.    Development Co.
         |                |                          |                        |                          |                    |
         |                |                          |                        |                          |                    |
         |                |                          |                        |                          |    Shantou Power   |
         |                |      Fujian International|                        |                          |   Development Joint|
Listed   |   Existing H   |       Trust & Investment |        Liaoning        |        Nantong Investment|    Stock Company   |
A Shares |    Shares      |        Company Limited   |      Energy Corp.      |       Management Center  |     Limited        |
  |      |        |       |                |         |           |            |              |           |       |            |
  | 4.17%| 42.58% |  25%  | 7.54%          | 5.58%   | 5.20%     |  3.83%     | 3.77%        | 1.13%     |0.77%  | 0.32%      |0.11%
------------------------------------------------------------------------------------------------------------------------------------
                                                                 |
                                                                 |
                                                                The
                                                              Company



D. Property, plants and equipment

        The following table presents certain summary information on our power plants, projects under construction and proposed projects.


Summary Information on the Company's Power Plants and Proposed Projects

                                    Province/    Actual/Estimated      Total Actual      Installed              Attributable   Type
Plant or Expansion                 Municipality  In-service Date (1)     Cost (2)        Capacity     Ownership  Capacity    of Fuel
------------------                 ------------  -------------------     --------        --------     ---------  --------    -------

              (Names as                                               (Millions RMB/       (MW)           %        MW
            defined below)                                             Millions US$)
Power Plants
------------------------------------------------------------------------------------------------------------------------------------
Shantou Oil-Fired                   Guangdong    Units I & II: Jan.     215/24.7            2 x 35       100%       100         Oil
                                                 1987
                                                 Unit III: April 1988                       1 x 30
Dalian                Phase I       Liaoning     Unit I: Sep. 1988      1,569/180          2 x 350       100%       700         Coal
                                                 Unit II: Dec. 1988
                      Phase II                   Unit III: Jan. 1999    3,554/408          2 x 350       100%       700         Coal
                                                 Unit IV: Jan. 1999
Fuzhou                Phase I       Fujian       Unit I: Sep. 1988      1,713/197          2 x 350       100%       700         Coal
                                                 Unit II: Dec. 1988
                      Phase II                   Unit III: Oct. 1999    3,535/406          2 x 350       100%       700         Coal
                                                 Unit IV: Oct. 1999
Nantong               Phase I       Jiangsu      Unit I: Sep. 1989      1,682/193          2 x 350       100%       700         Coal
                                                 Unit II: March 1990
                      Phase II                   Unit III: Jul. 1999    3,573/410          2 x 350       100%       700         Coal
                                                 Unit IV: Oct. 1999
Shangan               Phase I       Hebei        Unit I: Aug. 1990      1,959/225          2 x 350       100%       700         Coal
                                                 Unit II: Dec. 1990
                      Phase II (3)               Unit III: Oct. 1997    2,804/322          2 x 300       100%       600         Coal
                                                 Unit IV: Oct. 1997
Shantou                             Guangdong    Unit I: Jan. 1997      4,942/568          2 x 300       100%       600         Coal
                                                 Unit II: Jan. 1997
Shidongkou II                       Shanghai     Unit I: Jun. 1992      4,395/505          2 x 600       100%      1,200        Coal
                                                 Unit II: Dec. 1992
Dandong                             Liaoning     Unit I: Jan. 1999      4,798/551          2 x 350       100%       700         Coal
                                                 Unit II: Jan. 1999
Nanjing                             Jiangsu      Unit I: March 1994     3,212/369          2 x 300       100%       600         Coal
                                                 Unit II: Oct. 1994
Dezhou                              Shandong     Units I & II: 1992     1,313              2 x 300       100%       600         Coal
                                                 Units III & IV: Jun.   1,760              2 x 300       100%       600         Coal
                                                 1994,
                                                 May 1995
                                                 Unit V & VI: Jun.      **                 2 x 660       100%      1,320        Coal
                                                 2002; Oct. 2002
Jining (4)                          Shandong     Units I & II: 1973     43                  2 x 50       100%       100         Coal

                                                 Units III & IV: 1976   69                 2 x 100       100%       200         Coal
                                                 & 1978
Weihai                              Shandong     Units I & II: May      1,110              2 x 125       60%        150         Coal
                                                 1994,
                                                 Jan. 1995
                                                 Units III & IV: Mar.   2,834              2 x 300       60%        360         Coal
                                                 Nov. 1998
Rizhao                              Shandong     Units I & II: Apr.     **                 2 x 350       25.5%      178         Coal
                                                 2000

Shidongkou I                        Shanghai     Unit I: Feb. 1988      N/A                4 x 300       100%      1,200        Coal
                                                 Unit II: Dec. 1988
                                                 Unit III: Sep. 1989
                                                 Unit IV: May 1990
Changxing                           Zhejiang     Unit I: Jan. 1992      N/A                2 x 125       100%       250         Coal
                                                 Unit II: Aug. 1992
Taicang                             Jiangsu      Unit I: Dec. 1999      N/A                2 x 300       75%        450         Coal



                                                 Unit II: April 2000
Huaiyin                             Jiangsu      Unit I: Nov. 1993      N/A                2 x 200       63.64%     255         Coal
                                                 Unit II: Aug. 1994
                                                                        Subtotal            15,520                 14,363
------------------------------------------------------------------------------------------------------------------------------------

Project under
Construction
------------------------------------------------------------------------------------------------------------------------------------
Jining Expansion                    Shandong     Unit I, II: 2003       **                 2 x 135       100%       270         Coal
------------------------------------------------------------------------------------------------------------------------------------
                                                                        Subtotal             270
Proposed Projects
------------------------------------------------------------------------------------------------------------------------------------
Shantou Phase II Expansion          Guangdong    *                      **                 1 x 600       100%       600         Coal
Shanghai Gas Turbine Project        Shanghai     *                      **              3 x 300 class    70%        630         Gas
Jinling Gas Turbine Project         Jiangsu      *                      **              3 x 300 class    65%        585         Gas
Huaiyin Phase II Expansion          Jiangsu      *                      **                 2 x 300       63.64%     382         Coal
Yuhuan Project                      Zhejiang     *                      **              2 x 1000 calss   90%       1,800        Coal
Shangan Phase III Expansion         Hebei        *                      **                 2 x 600       100%      1,200        Coal
------------------------------------------------------------------------------------------------------------------------------------

                                                                        Subtotal                  6,200
                                                                        TOTAL                    21,990
------------------------------------------------------------------------------------------------------------------------------------


Notes:

(1) Commencement of commercial operations. See "Development of Power Plants -- Plant Start-up and Operation."
(2) Including start-up costs and interest expense during construction. At the exchange rate of US$1.00 to Rmb8.7.
(3) Assumes a current construction cost of US$322 million. The final construction costs have not been determined as of the date of filing.
(4) Jining Power Plant became 100% owned by us after our acquisition of the remaining 25% equity interest in 2002.

*       Construction is not scheduled to commence until after the year 2002.
**      To be determined.

        The following table presents the availability factors and the capacity factors for the years 1999, 2000, 2001 and 2002 for the power plants which we operate.


                                          Availability factor (%)                                 Capacity factor (%)
                             -------------------------------------------------------------------------------------------------------
                                1999        2000         2001         2002         1999          2000          2001           2002

 Dalian
    Phase I..................   93.1        89.35       96.79        93.58         65.3         53.58         53.66           56.59
    Phase II.................   88.7        88.81       90.33        94.71         32.8         50.13         49.25           58.46
 Fuzhou
    Phase I..................   92.9        89.33       90.99        95.57         62.2         57.11          51.3           54.61
    Phase II.................   99.1        89.61       95.42        92.19         37.5         47.71         41.35           62.82
 Shangan
    Phase I..................   86.7        93.86       90.01        86.72         61.7         66.51         64.46           64.85
    Phase II.................   97.3        90.48       94.52        94.16         63.2         62.99          65.6           69.44
 Nantong
    Phase I..................   89.1        86.78       93.45        96.73         49.4         55.24         58.95           59.84
    Phase II.................   73.4        90.09       88.28        97.28         26.3         46.50         60.34           67.03
 Dandong.....................   86.9        90.03       88.35        96.07         46.1         52.55         45.37           57.37
 Shantou Oil-Fired...........   92.0        92.69       91.69        82.09         22.2         19.88         22.15           23.66
 Shantou.....................   85.7        92.41       90.39        96.88         60.4         74.39         73.08           79.53
 Shidongkou II...............   90.8        91.25       93.33        93.43         64.5         69.99         69.98           71.71
 Nanjing.....................   91.9        86.92       89.16        91.77         54.5         57.71         60.73           67.76
 Dezhou......................   88.1        90.37       92.33        91.25         58.2         63.76         64.97           49.92
 Jining......................   93.9        93.83       95.33        96.49         57.2         68.14         72.36           69.30
 Weihai......................   87.3        90.58       95.89        95.88         47.8         55.42         58.46           60.28
 Shidongkou I................    --          --           --         91.33          --            --            --            70.70
 Taicang.....................    --          --           --         90.21          --            --            --            70.65
 Huaiyin.....................    --          --           --         88.72          --            --            --            60.84
 Changxing...................    --          --           --         90.21          --            --            --            70.65


        Our power plants, their respective operations and proposed projects are described below.

Power plants in Liaoning Province

        Huaneng Dalian Power Plant ("Dalian Power Plant") Dalian Power Plant is located on the outskirts of Dalian, on the coast of Bohai Bay. Dalian Power Plant, including Phase I and Phase II, has an installed capacity of 1,400 MW and consists of four 350 MW coal-fired units which commenced commercial operations in 1988 and 1999 respectively.

        The coal supply for Dalian Power Plant is obtained from several coal producers located mostly in northern Shanxi Province. The coal is transported by rail from the mines to Qinhuangdao port and shipped by special 27,000 ton automatic unloading ships to the wharf at the Dalian Power Plant. The wharf is owned and maintained by the Dalian Port Authority and is capable of handling 30,000 ton vessels. Dalian Power Plant typically stores 140,000 to 150,000 tons of coal on site.

        Dalian Power Plant consumes 14,000 tons of coal per day when operating at maximum generating capacity. In 2002, Dalian Power Plant obtained 27.3% of its total consumption of coal pursuant to allocations and the remainder on the open market. The weighted average cost of coal for Dalian Power Plant was RMB261.70 (2001: RMB247.60) per ton in 2002.

        Dalian Power Plant sells all its electricity through the Liaoning Provincial Power Corporation. Electricity generated by Dalian Power Plant is delivered to the Liaoning Provincial Power Grid.

        Huaneng Dandong Power Plant ("Dandong Power Plant") Dandong Power Plant is located on the outskirts of the city of Dandong in Liaoning. Dandong Power Plant had originally been developed by HIPDC which, pursuant to the Reorganization Agreement, transferred all its rights and interests therein to us effective December 31, 1994. In March 1997, we began construction of Dandong Power Plant, which comprises two 350 MW coal-fired units supplied by an international consortium including Westinghouse Electric Corporation, Mitsui Babcock Energy Limited and Sargent & Lundy L.L.C.

        Dandong Power Plant consumes 6,200 tons of coal per day when operating at maximum generating capacity. In 2002, Dandong Power Plant obtained 44.5% of its total consumption of coal pursuant to allocation and the remainder on the open market. The weighted average cost of coal for Dandong Power Plant was RMB230.56 (2001: RMB220.45) per ton in 2002.

        All the electricity generated by Dandong Power Plant is delivered to the Liaoning Provincial Power Grid and was sold through the Liaoning Provincial Power Corporation. The coal supply is obtained from several coal producers in northern Shanxi Province. The coal is transported by rail from the mines to Qinhuangdao port and shipped by barge to the Dadong port in Dandong, where it is unloaded and transported to Dandong Power Plant using special coal handling facilities. The wharf is owned and maintained by Dandong Power Plant and is capable of handling 28,000 ton vessels. Dandong Power Plant typically stores 200,000 tons of coal on site.

Power plant in Fujian Province

        Huaneng Fuzhou Power Plant ("Fuzhou Power Plant") Fuzhou Power Plant is located on the south bank of the Min River, southeast of the city of Fuzhou. Fuzhou Power Plant, including Phase I and Phase II, has an installed capacity of 1,400 MW and consists of four 350 MW coal-fired units which commenced commercial operations in 1988 and 1999 respectively. The units of Phase I and Phase II were respectively supplied by the Mitsubishi Consortium and an international consortium including Siemens Aktiengesellschaft and Mitsui Babcock Energy Limited.

        The coal supply for Fuzhou Power Plant is obtained from several coal producers located mostly in northern Shanxi Province. The coal is transported by rail from the mines to Qinhuangdao port and by ship down the east coast of China and up the Min River to a wharf located at Fuzhou Power Plant. We own and maintain the wharf, which is capable of handling vessels of up to 20,000 tons and of unloading 10,000 tons to 15,000 tons of coal per day. Fuzhou Power Plant typically stores 170,000 to 180,000 tons of coal on site.

        Fuzhou Power Plant consumes up to 14,000 tons of coal per day when operating at maximum generating capacity. In 2002, the Fuzhou Power Plant obtained 45.8% of its total consumption of coal pursuant to allocations and the remainder was obtained on the open market. The weighted average cost of coal for Fuzhou Power Plant in 2002 was RMB273.39 (2001: RMB263.46) per ton.

        All the electricity sales of Fuzhou Power Plant are made through the Fujian Provincial Power Corporation. Electricity generated by Fuzhou Power Plant is delivered to the Fujian Provincial Power Grid.

Power plant in Hebei Province

        Huaneng Shangan Power Plant ("Shangan Power Plant") Shangan Power Plant is located on the outskirts of Shijiazhuang. Shangan Power Plant has been developed in two separate expansion phases. The Shangan Power Plant Phase I has an installed capacity of 700 MW and consists of two 350 MW coal-fired units which commenced commercial operations in 1990. The units were supplied by the General Electric Consortium. Shangan Power Plant Phase II shares with the Shangan Power Plant Phase I certain facilities, such as coal storage facilities and effluence pipes, which have been built to accommodate the requirements of plant expansions. The Shangan Power Plant Phase II utilizes two 300 MW coal-fired units supplied by China Dongfang Group using technology licensed for boilers from Foster Wheeler Energy Corporation. The two generating units commenced commercial operation in 1997.

         The coal supply for Shangan Power Plant is obtained from numerous coal producers in central Shanxi Province, which is approximately 64 kilometers from Shangan Power Plant. The coal is transported by rail from the mines to the Shangan Power Plant. We own and maintain the coal unloading facilities which are capable of unloading 10,000 tons of coal per day. Shangan Power Plant typically stores 80,000 to 120,000 tons of coal on site.

        Shangan Power Plant consumes 9,000 tons of coal per day when operating at maximum generating capacity. In 2002, Shangan Power Plant obtained 76.6% of its total consumption of coal pursuant to allocations and the remainder was obtained on the open market. The weighted average cost of coal for Shangan Power Plant in 2002 was RMB169.91 (2001: RMB158.53) per ton.

        Shangan Power Plant sells all its electricity through the Hebei Provincial Power Corporation. Electricity generated by Shangan Power Plant is delivered to the Hebei Provincial Power Grid.

Proposed project in Hebei Province

        Huaneng Shangan Power Plant Phase III ("Shangan Phase III Expansion") The Shangan Phase III Expansion is expected to be adjacent to the Shangan Power Plant Phase I and the Shangan Power Plant Phase II. The Shangan Phase III Expansion is expected to consist of two 600 MW coal-fired units. The project proposal has been submitted to the former State Development Planning Commission. Financing has not yet been arranged for this project.

Power plants in Jiangsu Province

        Huaneng Nantong Power Plant ("Nantong Power Plant") Nantong Power Plant is located in the city of Nantong. Nantong Power Plant, including Phase I and Phase II, has an installed capacity of 1,400 MW and consists of four 350 MW coal-fired units which commenced commercial operations in 1989, 1990 and 1999, respectively. The units were supplied by the General Electric Consortium.

        The coal supply for Nantong Power Plant is obtained from several coal producers located mostly in northern Shanxi Province. The coal is transported by rail from the mines to Qinhuangdao port and by ship to Yaogang, 7.5 kilometers from the Nantong Power Plant, where it is transshipped onto Company barges for the last stage of the journey up the Yangtze River to the wharf located adjacent to the Nantong Power Plant. The Company owns and maintains the wharf which is capable of handling 5,000 ton barges and of unloading 15,000 tons of coal per day. Nantong Power Plant typically stores 120,000 to 150,000 tons of coal on site.

        Nantong Power Plant consumes up to 14,000 tons of coal per day when operated at maximum generating capacity. In 2002, Nantong Power Plant obtained 45.6% of its total consumption of coal pursuant to allocations and the remainder was obtained on the open market. The weighted average cost of coal for Nantong Power Plant in 2002 was RMB252.48 (2001: RMB236.56) per ton.

        Nantong Power Plant sells all its electricity through the Jiangsu Provincial Power Corporation. Electricity generated by Nantong Power Plant is delivered to the Jiangsu Provincial Power Grid.

        Huaneng Nanjing Power Plant ("Nanjing Power Plant") Nanjing Power Plant has an installed capacity of 600 MW consisting of two 300 MW coal-fired units which commenced commercial operations in March and October 1994, respectively.

        The coal supply for the Nanjing Power Plant is obtained from several coal producers located in the Shanxi and Anhui Provinces. The coal is transported by rail from the mines to Yuxikou Port and Pukou Port and shipped to the plant's own wharf facilities. The wharf is capable of handling 6,000 ton vessels. Nanjing Power Plant typically stores 100,000 tons of coal on site and consumes 5,000 tons of coal per day when operating at maximum generating capacity.

        In 2002, Nanjing Power Plant obtained approximately 50% of its total consumption of coal pursuant to allocations and the remainder was obtained on the open market. The weighted average cost of coal for Nanjing Power Plant in 2002 was RMB247.87 (2001: RMB222.08) per ton.

        Nanjing Power Plant sells all its electricity through the Jiangsu Provincial Power Corporation. Electricity generated by Nanjing Power Plant is delivered to the Jiangsu Provincial Power Grid.

        Jiangsu Taicang Power Plant ("Taicang Power Plant") Taicang Power Plant was constructed in the late 1990's. It is located in the vicinity of Suzhou, Wuxi and Changzhou, which is the most affluent area in Jiangsu Province. Taicang Power Plant is an ancillary facility of the China-Singapore Suzhou Industrial Park and has a total planned capacity of 1,200 MW. Taicang Power Plant now comprises 2 X 300 MW PRC-built coal-fired generation units, which commenced operation in December, 1999 and April, 2000 respectively.

        The coal supply for Taicang Power Plant is primarily from Shenhua in Inner Mongolia and Datong in Shanxi Province. Electricity generated by Jiangsu Taicang Power Plant is transmitted to the East China Power Grid through 220 kV transmission lines.

        In 2002, Taicang Power Plant obtained approximately 53.9% of its total consumption of coal pursuant to allocations and the remainder was obtained on the open market. The weighted average cost of coal for Taicang Power Plant in 2002 was RMB257.04 per ton.

        Taicang Power Plant sells all its electricity through the Jiangsu Provincial Power Corporation. Electricity generated by Taicang Power Plant is delivered to the Jiangsu Provincial Power Grid.

        Jiangsu Huaiyin Power Plant ("Huaiyin Power Plant") Huaiyin Power Plant was constructed in the early 1990's. It is located in the center of the northern Jiangsu power grid. The plant's 2 X 200MW PRC-built coal-fired generation units commenced operation in November, 1993 and August, 1994 respectively. In order to reduce energy consumption and increase capacity, one generation unit of Huaiyin Power Plant was upgraded in October 2001, which increased the maximum generation capacity of that unit to 220 MW. In 2002, upgrading of the second generation unit was completed, and the actual generation capacity of Huaiyin Power Plant is 440 MW.

        The coal supply for the Huaiyin Power Plant is primarily from Anhui Province, Shanxi Province, Henan Province and Shanxi Province. Electricity generated by Jiangsu Power Plant is transmitted to the Jiangsu Power Grid through 110 kV and 220 kV transmission lines.

        Jiangsu Huaiyin Power Plant sells its electricity to Jiangsu Provincial Power Company through a power purchase agreement and through competitive bidding. Electricity generated by Huaiyin Power Plant is delivered to the Jiangsu Provincial Power Grid.

Proposed projects in Jiangsu Province

        Huaneng Jinling Combined-cycle Gas turbine Project ("Jinling Gas Turbine Project") The project is expected to be located on the outskirts of Nanjing. Three 300 MW-class combined-cycle-gas-turbine generating units will be constructed and the project investment is estimated to be approximately RMB3.7 billion, of which 25% will be financed by equity capital and 75% by bank borrowing. The Jinling Gas Turbine Project will be jointly developed by us, Jiangsu Provincial Investment Management Company, Ltd. and Nanjing Municipal Investment Corporation and is expected to be rolled out during 2003 to 2005. The project proposal for Jinling Gas Turbine Project has been approved by the State Council. We have signed a letter of intent with PetroChina Company Limited with regards to the purchase and transportation of natural gas for Jinling Gas turbine Project.

        Huaiyin Power Plant Phase II Expansion ("Huaiyin Phase II Expansion") This project is planned to consist of two 300 MW coal-fired generating units. The estimated total investment is approximately RMB2.37 billion, of which 20% will be financed by equity capital and 80% by bank borrowing. We expect to own 63.64% equity interest in this project, with Jiangsu Provincial National Trust and Asset Management Group an Jiangsu Provincial Power Development Joint Stock Limited Company owning 26.36% and 10% respectively. The feasibility study of this project has been approved by the State Council.

Power plant in Shanghai Municipality

        Huaneng Shanghai Shidongkou Second Power Plant ("Shidongkou II") Shidongkou II is located in the northern suburbs of Shanghai. Shidongkou II has an installed capacity of 1,200 MW and consists of two 600 MW coal-fired super-critical units which commenced commercial operations in June and December 1992, respectively. The units supplied by a consortium of international suppliers led by Sargent & Lundy L.L.C.

        The coal supply for Shidongkou II is obtained from several coal producers located mostly in northern Shanxi Province. The coal is transported by rail from the mines to Qinhuangdao port or Tianjin port and shipped to the plant's own wharf facilities. The wharf is capable of handling 35,000 ton vessels. Shidongkou II typically stores 140,000 to 180,000 tons of coal on site and consumes 11,450 tons of coal per day when operating at maximum generating capacity.

        In 2002, Shidongkou II obtained 33.9% of its total consumption of coal pursuant to allocations and the remainder was obtained on the open market. The weighted average cost of coal for Shidongkou II in 2002 was RMB255.09 (2001:
RMB242.21) per ton.

        Shidongkou II sells all its electricity through Shanghai Municipal Power Corporation. Electricity generated by Shidongkou II is delivered to the Shanghai Municipal Power Grid.

        Shanghai Shidongkou First Power Plant ("Shidongkou I") Shidongkou I was constructed in the 1980's and is located in the northern region of the Shanghai Power Grid. The plant comprises 4 X 300 MW PRC-built coal-fired generation units, which commenced operation in February, 1988, December, 1988, September, 1989 and May, 1990 respectively, and has a total installed capacity of 1,200 MW.

        The coal supply for Shidongkou I is primarily from Shanxi Province, Anhui Province and Henan Province. Electricity generated by Shidongkou I is transmitted to the East China Power Grid through 220 kV and 500 kV transmission lines.

        In 2002, Shidongkou I obtained approximately 45.2% of its total consumption of coal pursuant to allocations and the remainder was obtained on the open market. The weighted average cost of coal for Shidongkou I in 2002 was RMB256.26 per ton.

          Shidongkou I sells its electricity through Shanghai Municipal Power Corporation. Electricity generated by Shidongkou I is delivered to the Shanghai Municipal Power Grid.

Proposed project in Shanghai Municipality

        Shanghai Combined-cycle Gas Turbine Power Plant ("Shanghai Gas Turbine Project") Three 300 MW-class combined-cycle-gas-turbine generating units will be constructed, and the project investment is estimated to be approximately RMB3.7 billion, of which 25% will be financed by equity capital and 75% by bank borrowing. Shanghai Gas Turbine Project will be jointly developed by us and Shenergy Company, Ltd. according to the expected ownership of 70% and 30% respectively. The project proposal for Shanghai Gas turbine Project has been approved by the State Council. We have signed a letter of intent with Shanghai Natural Gas Pipeline Company with regard to the purchase and transportation of natural gas for Shanghai Gas Turbine Project.

Power plants in Guangdong Province

        Huaneng Shantou Oil-Fired Power Plant ("Shantou Oil-Fired Plant") Shantou Oil-Fired Plant is located on the outskirts of the city of Shantou. Shantou Oil-Fired Plant has an installed capacity of 100 MW and consists of two gas turbine units and a single steam turbine unit. The two gas turbine units commenced commercial operations in January 1987, and Shantou Oil-Fired Plant commenced full-scale commercial operations in April 1988. The units were supplied by Alsthom.

         Shantou Oil-Fired Plant obtains 100% of its crude oil requirements pursuant to government allocation under the State Plan. Prior to 1995, each year the former State Development Planning Commission allocated 120,000 tons of crude oil produced by the Shengli Oil Field to Shantou Oil-Fired Plant. This allocation is currently made in accordance with our planned generation. The crude oil purchased by Shantou Oil-Fired Plant is transported from the Shengli Oil Field to the Huangdao port in Shandong Province and shipped by the Guangzhou Ocean Shipping (Group) Company by tanker to storage facilities at the Maoming Petrochemical Facility in Zhanjiang. The crude oil is then transported twice a month by 5,000 ton barge loads to the port in Shantou where the oil is stored in a 30,000 cubic meter storage tank. From the Shantou port, the crude oil is pumped once a week through a 14-kilometer pipeline to Shantou Oil-Fired Plant. Shantou Oil-Fired Plant typically stores 2,500 tons of oil on site and consumes 200 tons of oil per day.

        The average price for crude oil from the Shengli Oil Field to Shantou during 2002 was RMB1,542.60 (2001: RMB1,674) per ton.

        The electricity sales of Shantou Oil-Fired Plant were made through the Shantou Power Supply Branch of Guangdian Group Company. Electricity generated by Shantou Oil-Fired Plant is delivered to the Guangdong Shantou Municipal Power Grid.

        Huaneng Shantou Coal-Fired Power Plant ("Shantou Power Plant") Shantou Power Plant had originally been developed and constructed by HIPDC which, transferred all its rights and interests therein to us effective December 31, 1994. See "Item 7. Major Shareholders and Related Transactions." Located on the outskirts of the city of Shantou near Shantou Oil-Fired Plant, Shantou Power Plant was set up with the support of the Shantou municipal government and the Guangdong provincial government. Shantou Power Plant consists of two 300 MW coal-fired units with boilers supplied by Dongfang Group using technology from Foster Wheeler Energy Corporation and Russian-made turbines and generators. The two units commenced commercial operation on January 1, 1997.

         The coal supply for Shantou Power Plant is obtained from several coal producers located mostly in the northern area of Shanxi Province. The coal is transported by rail from the mines to Qinhuangdao port and by ship down the east coast of China to the wharf located at Shantou Power Plant, which is maintained by the Shantou Port Authority and is capable of handling 35,000 ton vessels. The Shantou Power Plant typically stores 140,000 to 150,000 tons of coal on site.

        Shantou Power Plant will consume up to 5,000 tons of coal per day when operated at maximum generating capacity. In 2002, the Shantou Power Plant obtained 41.7% of its total consumption of coal pursuant to allocations and the remainder was purchased on the open market. The weighted average costs of coal for Shantou Power Plant in 2002 was RMB294.32 (2001: RMB274.14) per ton.

        The electricity sales of Shantou Power Plant are made to the Shantou Municipal Power Corporation and the Guangdong Provincial Power Corporation. Electricity generated by Shantou Power Plant is delivered to the Guangdong Provincial Power Grid.

Proposed project in Guangdong Province

        Huaneng Shantou Coal-Fired Power Plant Phase II ("Shantou Phase II Expansion") Shantou Phase II Expansion is expected to be adjacent to the Shantou Power Plant. We expect that the Shantou Phase II Expansion will share with the Shantou Power Plant certain facilities, such as coal unloading and storage facilities and effluence pipes, which have been built to accommodate the requirements of plant expansions. The Shantou Phase II Expansion is expected to consist of one 600 MW coal-fired unit, with total investment of RMB2.47 billion, of which 25% will be financed by equity capital and 75% by bank borrowing. The project proposal has been approved by the State Council.

Power plants in Shandong Province

        Dezhou Power Plant ("Dezhou Plant") Dezhou Plant, is located in Dezhou City, near the border between Shandong and Hebei Provinces, close to an industrial zone that is an important user of electric power for industrial and commercial purposes.

        Dezhou Plant comprises of three Phases, with Phases I and II each consisting of two 300 MW coal-fired generation units, and Phase III consisting of two 660 MW coal-fired generation units. Phase III was completed in 2002, which is ahead of plan schedule by one year.

        Dezhou Plant is approximately 200 km from Taiyuan, Shanxi Province, the source of the plant's coal supply. The plant is located on the Taiyuan-Shijiazhuang-Dezhou rail line, giving it access to transportation facilities for coal. In 2002, Dezhou Power Plant obtained approximately 50.3% of its total consumption of coal pursuant to allocations and the remainder was obtained on the open market. The weighted average cost of coal for Dezhou Power Plant in 2002 was RMB176.24 (2001: RMB165.78) per ton. The plant is connected to the main trunk rail line at Dezhou by a dedicated 3.5 km spur line owned by us. The plant is located 22 km from its reservoir and 108 km from the Yellow River, which supplies water to the reservoir.

        Dezhou Plant sells its electricity through the Shandong Provincial Power Corporation is connected to the Shandong Provincial Power Grid by one 500 KV circuit and six 220 KV circuits.

        Jining Power Plant ("Jining Plant") Jining Plant is located in Jining City, near the Jining load center and near numerous coal mines. Yanzhou coal mine, which is adjacent to the plant, alone has annual production of approximately 20 million tons. Jining Plant comprises four coal-fired generation units, with an aggregate installed capacity of 300 MW.

        Jining Plant facilities have undergone replacement, renovation and construction as necessary. Jining Plant has higher rates of auxiliary power and coal consumption than many larger and newer plants. In order to upgrade Jining Plant, the construction of another two environmental friendly 135 MW coal fired generation units which consist of cycled fluidized bed combustion boilers has started, and the completion of which is expected to be in 2003.

        In 2002, Jining Power Plant obtained approximately 1% of its total consumption of coal pursuant to allocations and the remainder was obtained on the open market. The weighted average cost of coal for Jining Power Plant in 2002 was RMB197.17 (2001: RMB169.65) per ton.

        Jining Plant sells its electricity through the Shandong Provincial Power Corporation. The generation units of Jining Plant are connected to the Shandong Provincial Power Grid through a combination of 110 KV and 220 KV lines.

        Weihai Power Plant ("Weihai Plant") we hold a 60% interest in Weihai Plant, the remaining 40% interest of which is owned by Weihai Power Development Bureau ("WPDB"). The facility is situated approximately 16 km southeast of Weihai City, on the shore of the Bohai Gulf. Its location provides access to cooling water for operations and transportation of coal as well as ash and slag disposal facilities.

        Weihai Plant, developed in two phases, consists of four coal-fired generation units with an aggregate design capacity of 850 MW. Phase I consists of two 125 MW generation units (Units 1 and 2), and Phase II consists of two 300 MW generation units (Units 3 and 4). Unit 1 began commercial operation in May 1994, and Unit 2 began commercial operations in January 1995.

        Unit 3 commenced commercial operation in March 1998. Unit 4 commenced commercial operation in November 1998. Phase I comprises two domestically manufactured coal-fired generation units. Phase II comprises two domestically manufactured coal-fired generation units with sub-critical pressure turbines and reheating boilers.

        In 2002, Weihai Power Plant obtained approximately 49.2% of its total consumption of coal pursuant to allocations and the remainder was obtained on the open market. The weighted average cost of coal for Weihai Power Plant in 2002 was RMB253.98 (2001: RMB251.52) per ton.

        Weihai Power Plant sells its electricity through Shandong Provincial Power Corporation and delivers its electricity to Shandong Provincial Power Grid.

        Rizhao Power Plant ("Rizhao Plant") We own a 25.5% minority interest in and do not operate Rizhao Plant.

        The construction of Unit 1 and Unit 2 of Rizhao Plant, each a coal-fired generation units with installed capacity of 350 MW, was completed in September 1999 and January 2000, respectively. The equipment was supplied by Siemens Aktiengesellschaft and Foster Wheeler Energy Corporation. Both units commenced commercial operation in April 2000.

        Rizhao Plant is located on the east coast of Shandong province on the Yellow Sea 9 km southeast of Rizhao City and 4 km southwest of Shijiu Port. Rizhao is located in the coastal open economic area of eastern Shandong Province. Rizhao Plant supplies power to the Shandong Grid through 220 KV circuits.

Power plants in Zhejiang Province

        Zhejiang Changxing Power Plant ("Changxing Power Plant") Changxing Power Plant was constructed in the early 1990's. It is located at the intersection of Zhejiang Province, Jiangsu Province and Anhui Province. Changxing Power Plant is a key power plant in northern Zhejiang area. It has 2 X 125

MW PRC-built coal-fired generation units which commence operation in January 1992 and August 1992, respectively.

        The coal supply for Changxing Power Plant is primarily from Jungar in Inner Mongolia and Xuzhou in Jiangsu Province. In 2002, Changxing Power Plant obtained approximately 51.6% of its total consumption of coal pursuant to allocations and the remainder was obtained on the open market. The weighted average cost of coal for Changxing Power Plant in 2002 was RMB258.47 per ton. Electricity generated by Changxing Power Plant is transmitted to the Zhejiang Provincial Power Grid through 110 kV and 220 kV transmission lines.

        Changxing Power Plant sells its electricity to Zhejiang Provincial Power Corporation. Changxing Power Plant delivers its electricity to Zhejiang Provincial Power Grid.

        Proposed project in Zhejiang Province

        Yuhuan Power Plant. This project is expected to consist two 1000 MW-class ultra-super critical coal-fired generating units, with an estimated total investment of RMB8.33 billion, of which 25% will be financed by equity capital and 75% by bank borrowing. We expect to own 90% of this project, with Beijing Guohua Power, Ltd. and Zhejiang Power Development Company each owning 5%. The project proposal has been approved by the State Council.

Competition and dispatch

        All power plants in China are subject to dispatch conducted by various dispatch centers. A dispatch center is required to dispatch electricity pursuant to the Regulations on the Administration of Electric Power Dispatch Networks and Grids, issued by the State Council with effect from November 1, 1993, and in accordance with its agreements with power plants subject to its dispatch. As a result, there is competition for favorable dispatch treatment in the PRC electric power industry, especially during the off-peak load periods. More efficient power plants usually operate at higher output than less efficient power plants. We believe that in order to increase system stability, large and efficient power plants such as those of us will be preferred as base load plants to generate power for the grids to which they connect. We believe that our dispatch arrangements with the local power corporations and dispatch centers, superior quality equipment, lower coal consumption rate, higher efficiency of plant operation, lower emission levels and larger capacity represent competitive advantages in the markets in which we operate.

        Since 1985, a number of foreign power developers and foreign companies (including Hong Kong companies), have been pursuing investment opportunities in the PRC electric power industry, which opportunities include the development of power plants (through joint ventures with PRC partners) or the purchase of interests in existing power plants. While we believe that we currently possess advantages over such foreign developers because of our extensive experience in the electric power industry of China and our close relationships with the central and local governments, there can be no assurance that we will not experience increased competition in the future.

Environmental regulation

        We are subject to the PRC Environmental Protection Law, the regulations of the State Council issued thereunder, the PRC Law on the Prevention and Treatment of Water Pollution, the PRC Law on the Prevention and Treatment of Air Pollution, the Emission Standard of Air Pollutants for Thermal Power Plants (the "New Emission Standards") thereunder and the PRC Law on Ocean Environment Protection (collectively the "National Environmental Laws") and the environmental rules promulgated by the Local Governments in whose jurisdictions our various power plants are located (the "Local Environmental Rules"). According to the National Environmental Laws, the State Environmental Protection Bureau sets national environmental protection standards and local environmental protection bureaus may set stricter local standards. Enterprises are required to comply with the stricter of the two standards.

        According to the New Emission Standards, promulgated by the State Environmental Protection Agency and State Technology Supervision Administration with effect from January 1, 1997, more restrictive standards to control sulfur dioxide and nitrous oxide emissions are applicable to all thermal power plant projects for which environmental impact study reports are yet to be approved. These restrictive standards govern both the total sulfur dioxide emissions from the power plant and the emission density of each chimney. Although the New Emission Standards are not applicable to the power plants, they apply to the Proposed Projects as well as any additional projects that we decide to undertake. We estimate that the equipment necessary to comply with the New Emission Standards may constitute approximately 10% of the total cost of equipment for a power plant. In light of recent government measures to reduce total amount of sulfur dioxide remissions, we have requested certain power plants to conduct feasibility study on installing sulfur removal equipment.

        We have adopted measures to control different emissions into the atmosphere. In order to reduce fly ash, we use very high-efficiency electrostatic precipitators. Sulfur emissions are reduced by burning low-sulfur content coal, which is reflected in the design of the coal-fired Power Plants.

        Each power plant has a waste water treatment facility to treat water used by the power plant before it is released into the river or the sea. We pay discharge fees on the basis of measurements made at discharge points of each plant where waste is released. The PRC currently does not have any regulations regarding thermal pollution of the cooling water used by the electric power industry.

        Approximately 70% of the ash remaining after the combustion of coal is used in the manufacture of bricks and other construction materials in 2002.

        In 2000, 2001 and 2002, we paid discharge fees to local governments of approximately RMB9.7 million, RMB29.7 million and RMB38.9 million respectively. The increase in 2001 and 2002 was primarily due to the fact that some local governments started to implement the sulfur dioxide discharge regulation in accordance with the PRC Law of the Prevention and Treatment of Air Pollution, as a result of which the discharge fees were collected for the actual amount of discharge, rather than only for the amount in excess of certain threshold as in the past. Starting from July 1, 2003, the new Regulations on Collection of Pollution Discharge Fees and the implementing Standard Measures on Collection of Pollution Discharge Fees will become effective.

        We believe that we have implemented systems that are adequate to control environmental pollution caused by our facilities. In addition to the measures identified above, each power plant has its own environment protection office and staff responsible for monitoring and operating the environmental protection equipment. The environmental protection departments of the local governments monitor the level of emissions and base their fee assessments on the results of their tests.

        We believe our environmental protection systems and facilities for the power plants are adequate for us to comply with applicable national and local environmental protection regulations. However, the PRC Government may impose additional, stricter regulations similar to the New Emission Regulations which would require additional expenditure on compliance with environmental regulations.

Insurance

        We currently maintain with the People's Insurance Company of China, China Pacific Insurance Co., Ltd. and Ping An Insurance Company of China approximately RMB61.8 billion of coverage on our property, plant and equipment (including construction insurance against all risks for the expansion project of Jining Power Plant).

        We do not currently carry any third party liability insurance to cover claims in respect of personal injury or property or environmental damage arising from accidents on our property or relating to our operations. We have not had a third party liability claim filed against us during the last three years. We do not carry business interruption insurance, which is not customarily carried by power companies in the PRC.

        We believe that our insurance coverage is adequate and is standard for the power industry in China.

ITEM 5. Operating and Financial Review and Prospects

        We develop, construct and operate large thermal power plants throughout China. Our Financial Statements may not be indicative of future earnings, cash flows or financial position for numerous reasons, including the acquisition of Shidongkou I, Taicang Power Plant, Changxing Power Plant, Huaiyin Power

Plant, Shidongkou II and Nanjing Power Plant and merger with Shandong Huaneng Power Development Co., Ltd ("Shandong Huaneng"), the implementation of potentially different power rate regulations under the Electric Power Law, the anticipated capital expenditures associated with the power plants and power projects under construction over the next several years, the economic and power industry reform programs of the PRC Government, changes in the prices of fuel, the change in the tax basis of our assets and the change in the tax rate.

        Our financial performance has been affected by factors arising from operating in a regulated industry and in an economy still in the transition from a planned economy to a freer one. These factors include the fact that many of our inputs, including fuel and transportation, are subject to PRC Government coordination or allocations and a power rate setting process whereby the power rate for most of our output is subject to PRC Government approval. The PRC Government is implementing certain economic reform programs which have reduced its involvement in allocations of fuel and transportation services.

        In 2002, the PRC Government announced and started to implement measures to further reform the power industry. The announced goals of the reform are to break up monopoly, introduce competition, reduce costs, improve power rate setting mechanism, optimize allocation of resources and promote power industry growth. On December 29, 2002, five independent power generation group companies were set up or restructured to take over the power generation assets originally owned by the State Power Corporation of China, two national grid companies were set up to take over power transmission and distribution assets originally owned by the State Power Corporation of China. An independent Power Supervisory Commission was set up to regulate the power industry. Huangeng Group was restructured to be one of the five power generation group companies. The restructured Huaneng Group has reiterated the existing supporting policies to us.

        The other aspect is to increase the importance of power bidding experiment in the power rate setting mechanism and total power sales, which could lead to increase in both the regions and the percentage of power output that applies this power bidding practice. Power output sold through the bidding practice remained less than 10% of our total output in the last two years. In 2003, the Central Government has stated that it will closely regulate the experimentation with the bidding practice and that, without proper authorization from the Central Government, the local governments shall not proceed with any power sales reforms employing the bidding process, and any such unauthorized practice shall be stopped.

Critical Accounting Policies

        We have identified the policies below as critical to our business operations and the understanding of our results of operations. The impact and any associated risks related to these policies on our business operation is discussed throughout Management's Discussion and Analysis of Results of Operations where such policies affect our reported and expected financial results. For a detailed discussion on the application of these and other accounting policies, see Note 2 in the Notes to the Financial Statements in
Item 17 of this Annual Report on Form 20-F, beginning on page F-7. Note that our preparation of this Annual Report on Form 20-F requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amount of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

        Impairment of long-lived assets. Our long-lived assets include property, plant and equipment, investments in subsidiaries and an associate and other long-term assets. As of December 31, 2002, we and our subsidiaries had RMB41,104 million of property, plant and equipment, RMB201 million of investment in an associate and RMB1,068 million of other long-term assets, accounting for approximately 87% of our total assets.

        Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Whenever the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recognized in income statement for items of property, plant and equipment carried at cost. The recoverable amount is the higher of an asset's net selling price and value in use. The net selling price is the amount obtainable from the sale of an asset in an arm's length transaction less the costs of disposal while value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life.

Recoverable amounts are estimated for individual assets or, if it is not possible, for the cash-generating unit to which the asset belongs.

        Deferred taxes. As part of the process of preparing our consolidated financial statements, we are required to exercise considerable judgement to estimate our deferred tax in each individual power plant and our headquarters. This process involves us estimating future tax effects of temporary differences between the tax bases of assets and liabilities and amounts reported in the accompanying consolidated balance sheets. We use currently enacted tax rates to determine deferred income tax. If these rates changed, we would have to adjust our deferred tax in the period these changes happen through the income statement. Deferred tax assets relating to the carry forward of unused tax losses are recognized to the extent that it is probable that future taxable income will be available against which the unused tax losses can be utilized.

Certain Operating and Financial Data

        The following table sets forth certain unaudited operating and financial data for each of our power plants for the fiscal year ended December 31, 2002.

Renminbi in millions, except as otherwise indicated


                                   Dalian        Fuzhou      Nantong    Shangan   Shantou-Oil   Dandong   Shantou   Shidongkou II
                                  ----------  ----------- ------------ --------- ------------- --------- ---------- --------------
Operating data
Actual Generation (million kWh)    7,054.62     7,201.28     7,800.33   7,626.81      213.73    3,514.74   4,180.28    7,537.71
Total Output (million kWh)         6,763.24     6,874.24     7,504.23   7,202.98      203.69    3,365.41   3,871.44    7,268.10
Bidding Output (million kWh)       1,068.24       222.10     1,028.59       -           -         853.41       -         637.89
Coal Consumption Rate (grams/kWh)    310.00       308.23       312.94     323.37      326.30      309.00     313.05      298.32

Financial Date
Operating Revenue, Net             1,587.00     1,889.01     1,954.65   1,924.08      113.92      754.32   1,486.96    2,105.63
Fuel                                (731.30)     (727.21)     (788.44)   (546.13)     (76.00)    (356.11)   (467.99)    (704.85)
Maintenance                          (52.14)      (52.92)      (61.22)    (71.35)     (12.49)     (24.04)    (43.51)     (38.58)
Depreciation                        (392.57)     (383.60)     (393.48)   (342.60)     (25.13)    (290.90)   (304.35)    (403.08)
Labor                                (66.16)      (62.21)      (83.89)    (76.37)     (10.38)     (30.11)    (72.21)     (76.30)
Transmission fees                      -           (6.14)        -          -           -           -          -           -
Service fees to HIPDC                  -           (5.41)        -       (127.85)       -           -        (84.00)     (46.45)
Other operating expenses             (50.20)      (69.64)      (63.64)    (79.73)      (6.16)     (31.27)    (64.66)     (67.48)
Profit (loss) from operation         294.63       581.88       563.98     680.05      (16.24)      21.89     450.24      768.89
Financial (expenses) income, net     (94.04)     (122.46)     (133.30)    (14.78)       0.14     (126.27)     (5.20)     (59.17)
Gain from disposal of investments      -            -            -          -           -           -          -           -
Profit (loss) before tax             200.59       459.42       430.68     665.27      (16.10)    (104.38)    445.04      709.72
Income tax expense                   (52.33)      (85.42)      (68.92)    (99.59)       -           -        (34.56)    (123.82)
Net profit (loss)                    148.26       374.00       361.76     565.68      (16.10)    (104.38)    410.48      585.90


                                     Nanjing         Dezhou    Jining    Changxing     Shidongkou I     Weihai    Taicang
                                    ------------ ----------- ---------- ----------- --------------- ----------- -----------
Operating data
Actual Generation (million kWh)        3,799.10     8,363.42  1,973.11     934.84     4,025.65        4,488.55    2,202.25
Total Output (million kWh)             3,608.33     7,873.33  1,805.19     863.47     3,792.96        4,225.47    2,109.49
Bidding Output (million kWh)             558.80         -         -          -          316.73               -      282.22
Coal Consumption Rate (grams/kWh)        309.85       329.47    363.60     342.38       345.00          333.20      317.04

Financial Date
Operating Revenue, Net                   933.43     2,285.54    421.97     233.53       812.98        1,405.07      566.38
Fuel                                    (351.01)     (676.25)  (192.60)   (118.67)     (447.63)        (512.66)    (219.20)

Maintenance                              (45.40)      (63.20)   (19.39)     (9.89)      (41.39)         (45.95)     (21.39)
Depreciation                            (157.82)     (362.14)   (39.28)    (24.01)     (106.70)        (213.14)     (87.96)
Labor                                    (66.21)     (143.53)  (103.15)    (25.88)      (60.46)         (89.53)     (16.88)
Transmission fees                             -       (24.08)    (5.53)         -            -               -           -
Service fees to HIPDC                         -            -         -          -            -               -           -
Other operating expenses                 (44.51)     (140.73)   (22.16)    (20.12)      (70.76)         (23.12)     (18.62)
Profit (loss) from operation             268.48       875.61     39.86      34.96        86.04          520.67      202.33

Financial (expenses) income, net          (2.29)       72.55      2.81      (3.18)      (19.82)         (90.77)     (45.33)
Gain from disposal of investments             -            -      1.29          -            -               -           -
Profit (loss) before tax                 266.19       948.16     43.96      31.78        66.22          429.90      157.00

Income tax expense                       (41.34)     (160.63)    (9.89)     (3.36)      (45.40)        (136.65)     (53.55)
Net profit (loss)                        224.85       787.53     34.07      28.42        20.82          293.25      103.45


A. Results of Operations

        Our financial statements are prepared under IFRS. The audited financial statements are accompanied with notes setting out the difference from and reconciliation under US GAAP. The following management's discussion and analysis is based on the financial information prepared under IFRS. For material differences between IFRS and US GAAP, please refer to Note 42 to the Financial Statements.

Year Ended December 31, 2002 compared to Year Ended December 31, 2001

General

        During the year ended December 31, 2002, we successfully carried out a number of acquisitions. On July 1, 2002, we completed the acquisition of all the assets and liabilities of Changxing Power Plant, 70% equity interest in Shidongkou I, 70% equity interest in Taicang Power Plant and 44.16% equity interest in Huaiyin Power Plant. Subsequently on December 31, 2002, we further acquired the remaining 30% equity interest in Shidongkou I, 5% equity interest in Taicang Power Plant and 19.48% equity interest in Huaiyin Power Plant. In addition, on June 18, 2002, we acquired the remaining 25% minority interest of Jining Power Plant, which then became our 100% owned power plant. Furthermore, Dezhou Power Plant Phase III, the expansion project with a capacity of 2x660MW, was put into commercial operation in 2002. These acquisitions and the expansion project enabled us to expand our scale of operation, increase our market share, and enhance our geographical coverage and competitiveness.

        The total assets and liabilities of the four new power plants were included in the consolidated balance sheet as of December 31, 2002. As we only obtained the control of Huaiyin Power Plant on December 31, 2002, the operating revenue and operating expenses of Huaiyin Power Plant were not included in our consolidated income statement, but equity accounting was applied for the original 44.16% purchased from July 1, 2002 through December 31, 2002. All of the revenue and expenses of Changxing Power Plant, Shidongkou I and Taicang Power Plant have been consolidated in our consolidated income statement since a controlling stake of more than 50% was acquired.

        In 2002, our power output increased by 24.45% to 67.3316 billion kWh from 54.1053 billion kWh in 2001. Accordingly, net operating revenues and net profit were increased significantly when compared to 2001. In addition, because of our consistent effort on cost control measures, we achieved our cost control target on fuel costs and other costs.

        Net Operating Revenues Net operating revenues represent operating revenues net of value-added tax and deferred revenue. For the year ended December 31, 2002, the consolidated net operating revenues were RMB18,474.5 million, representing an increase of 16.99% over the net operating revenues of RMB15,791.4 million of last year. When compared with the net operating revenue before deferred revenue, it had increased 18.34% over last year. Deferred revenue represents the excess of the major repair and maintenance expenses determined on the basis of 1% of the fixed assets cost recoverable through the tariff setting process over the major repair and maintenance expenses actually incurred. Because the excess of repair and maintenance expenses had been recovered through the tariff but not yet incurred, we had recorded such excess as deferred revenue since 2002 and deducted the same amount from the major repair and maintenance expense (i.e. the major repair and maintenance expenses were recorded as operating expenses based on the amount actually incurred).

        The significant increase of net operating revenues was primarily caused by increase of power output over last year. Before considering the four power plants acquired in 2002, the power output of the original twelve power plants increased by 11.94% over last year.

        The lower growth rate of operating revenue, when compared with that of power output, was due to the decrease of the average tariff rate. The average tariff rate decreased from RMB342.03 per MWh to RMB325.38 per MWh in 2002. The decrease of the average tariff rate was due to the adjustment of approved tariff rates and the increase of excess generation as the total power output increased. In addition, the tariff rates of the newly acquired power plants were lower than that of the original power plants, which also affected the average tariff rate.

        Dalian Power Plant's net operating revenues increased by 5.35% to RMB1,587.0 million in 2002 from RMB1,506.5 million of last year. The average tariff rate was RMB280.53 per MWh in 2002, which was decreased by 3.72% from RMB291.38 per MWh in 2001. The output of Dalian Power Plant increased by 11.81% to 6.7632 billion kWh in 2002 when compared to 2001.

        Fuzhou Power Plant's net operating revenues increased by 15.61% to RMB1,889.0 million in 2002 from RMB1,634.0 million of last year. The average tariff rate was RMB327.80 per MWh in 2002, which was decreased by 7.34% from RMB353.77 per MWh in 2001. The output of Fuzhou Power Plant was increased by 27.21% to 6.8742 billion kWh in 2002 when compared to 2001.

        Shangan Power Plant's net operating revenues decreased by 1.64% to RMB1,924.1 million in 2002 from RMB1,956.1 million of last year. The average tariff rate was RMB315.65 per MWh in 2002, which was decreased by 4.04% from RMB328.95 per MWh in 2001. The decrease of average tariff rate was mainly caused by the adjustment of the approved tariff rate. However, as the power output of Shangan Power Plant increased by 3.53% to 7.2030 billion MWh in 2002, the impact of tariff adjustment was minimized.

        Nantong Power Plant's net operating revenues increased by 5.10% to RMB1,954.6 million in 2002 from RMB1,859.8 million of last year. The average tariff rate was RMB309.54 per MWh, which was decreased by 2.78% from RMB318.38 per MWh in 2001. The output of Nantong Power Plant was increased by 9.70% to
7.5042 billion kWh in 2002 when compared to 2001.

        Shantou Oil-fired Power Plant's net operating revenues increased by 14.45% to RMB113.9 million in 2002 from RMB99.5 million of last year. The average tariff rate was RMB621.02 per MWh in 2002, which was increased by 0.45% from RMB618.24 per MWh in 2001. The output of Shantou Oil-fired Power Plant was increased by 8.13% to 0.2037 billion kWh when compared to 2001.

        Shantou Coal-fired Power Plant's net operating revenues increased by 3.28% to RMB1,487.0 million in 2002 from RMB1,439.7 million of last year. The average tariff rate was RMB455.95 per MWh in 2002, which was decreased by 3.78% from RMB473.85 per MWh in 2001. The output of Shantou Coal-fired Power Plant was increased by 9.02% to 3.8714 billion kWh when compared to 2001.

        Shidongkou II's net operating revenues decreased by 2.57% to RMB2,105.6 million in 2002 from RMB2,161.2 million of last year. The average tariff rate was RMB345.90 per MWh in 2002, which was decreased by 1.95% from RMB352.78 per MWh in 2001. The decrease of average tariff rate was mainly caused by the adjustment of the approved tariff. However, as the power output of Shidongkou II increased by 2.54% to 7.2681 billion kWh in 2002, the impact of tariff adjustment was minimized.

        Dandong Power Plant's net operating revenues increased by 11.20% to RMB754.3 million in 2002 from RMB678.3 million of last year. The average tariff rate was RMB273.70 per MWh in 2002, which was decreased by 8.45% from RMB298.96 per MWh in 2001. The output of Dandong Power Plant increased 26.77% to 3.365 billion kWh when compared to 2001.

        Nanjing Power Plant's net operating revenues increased by 13.32% to RMB933.4 million in 2002 from RMB823.7 million of last year. The average tariff rate was RMB304.07 per MWh in 2002, which was decreased by 4.56% from RMB318.60 per MWh in 2001. The output of Nanjing Power Plant increased by 19.20% to 3.6083 billion kWh when compared to 2001.

        Dezhou Power Plant achieved net operating revenues of RMB2,285.5 million in 2002, which was increased by 21.30% from RMB1,884.2 million of last year. The average tariff rate was RMB339.64 per MWh, which represented a decrease of 0.20% from RMB340.33 per MWh in 2001. The output of Dezhou Power Plant increased by 21.45% to 7.8733 billion kWh when compared to 2001. Dezhou Power Plant Phase III, the expansion project, was put into commercial operation in 2002, with power output of 1.7650 billion kWh.

        The net operating revenues of Jining Power Plant increased by 5.58% to RMB422 million in 2002. The average tariff rate was RMB275.15 per MWh, which was increased by 2.93% from RMB267.31 per MWh of last year. The output of Jining Power Plant increased by 2.08% to 1.8052 billion kWh when compared to 2001.

        Changxing Power Plant had become our wholly owned plant effective from July 1, 2002. The net operating revenues of Changixng Power Plant from July to December were RMB233.5 million. The power output and average tariff rate of Changxing Power Plant were 0.8635 billion kWh and RMB316.93 per MWh, respectively.

        We acquired 70% equity interest in Shidongkou I on July 1, 2002 and the remaining equity interest of 30% on December 31, 2002. Hence, it became our wholly owned power plant as of the same date. The net operating revenues of Shidongkou I from July to December were RMB813.0 million. The power output and average tariff rate of Shidongkou I were 3.7930 billion kWh and RMB252.97 per MWh, respectively.

        We acquired 70% equity interest in Taicang Power Plant on July 1, 2002 and an additional 5% equity interest on December 31, 2002. The net operating revenues of Taicang Power Plant from July to December were RMB566.4 million. The power output and average tariff rate of Taicang Power Plant were 2.1095 billion kWh and RMB317.52 per MWh, respectively.

        We own 60% equity interest in Weihai Power Plant. The net operating revenues of Weihai Power Plant was RMB1,405.1 million, which was increased by 4.18% from RMB1,348.6 million of last year. The average tariff rate was RMB393.74 per MWh, which was increased by 0.77% from RMB390.72 per MWh in 2001. The output of Weihai Power Plant was increased by 3.38% to 4.2255 billion kWh when compared to 2001.

        Operating Expenses Our total operating expenses increased by 19.66% to RMB12,896.5 million in 2002, over the RMB10,777.3 million of last year. As a result of our implementation of effective cost control measures, the rate of increase of operating expenses was lower than that of power output.

        Our primary operating expense was fuel cost. The fuel cost increased by 34.36% to RMB6,916.0 million in 2002, when compared to RMB5,147.4 million of last year. Before considering the four power plants acquired in 2002, the weighted average unit price of natural coal of the original twelve power plants increased by 5.29% to RMB232.34 per ton in 2002 from RMB220.66 per ton of last year. The unit fuel cost per MWh increased by 6.41% to RMB101.20 per MWh. The higher unit fuel cost per MWh of the four power plants acquired than that of the original twelve power plants resulted in the increase of unit fuel cost to RMB102.71 per MWh in 2002.

        Maintenance expense Our maintenance expenses incurred was RMB608.0 million in 2002. The maintenance expenses of the original twelve power plants and the four power plants acquired in current year amounted to RMB535.3 million and RMB72.7 million, respectively.

        Depreciation and amortization Our depreciation and amortization were RMB3,533.6 million in 2002. The depreciation and amortization of the original twelve power plants and our headquarters were RMB3,313.3 million, which represented an increase of 1.60% from RMB3,261.0 million of last year. The depreciation and amortization of the four power plants acquired in current year were RMB220.3 million.

        Labor costs Our labor costs were RMB1,035.7 million in 2002, which represented an increase of 28.32% from RMB807.1 million of last year mainly due to the increase in the number of employees for the four power plants acquired.

        Transmission fees Transmission service fees paid to Shandong Electric Power Group Corporation by Dezhou Power Plant, Weihai Power Plant and Jining Power Plant were RMB35.8 million in 2002, which represented a decrease of 3.17% from RMB36.9 million of last year.

        The service fee to HIPDC The service fee paid to HIPDC refers to a fee for the use of its grid connection and transmission facilities based on reimbursement of cost plus a profit.

        In 2002, we incurred the service fee in relation to the grid connection and transmission facilities for Fuzhou Power Plant Phase I, Shidongkou II, Shangan Power Plant, Shantou Coal-fired Plant. HIPDC had transferred the ownership of transmission and transformation facilities of Fuzhou Power Plant Phase I and Shidongkou II to Fujian Electric Power Company and Shanghai Power Corporation, respectively, on July 1, 2002. No service fee is required for these two plants since the transfer. Hence, the service fee to HIPDC decreased by 14.19% to RMB263.7 million in 2002, when compared to RMB307.3 million of last year

        Other expenses Our other expenses were RMB503.6 million in 2002, which increased by 11.46% from RMB451.9 million of last year. Other expenses mainly comprised environmental protection fee, general and administrative expense and other miscellaneous expenses. The increase of other expenses was mainly due to the inclusion of other expenses of the four power plants acquired in the current year. Before considering the four power plants acquired in current year, the other expenses of original twelve power plants was decreased by 12.68% to RMB394.5 million, despite the increase of total power output. This indicated the effectiveness of the cost control measures.

        Profit from operation The profit from our operation increased by 11.25% to RMB5,578.0 million in 2002 from RMB5,014.0 million of last year.

        Financial expenses Our financial expenses were reduced by 35.91% to RMB510.3 million in 2002 from RMB796.2 million of last year. The financial expense of the original twelve power plants was RMB492.0 million which represented a decrease of 43.29% from RMB867.5 million of last year. The overall reduction of financial expenses was mainly due to the significant decrease of debt balances in 2002. In addition, in order to reduce interest expenses, we grasped the opportunity of declining market interest rate and borrowed loans with lower interest rates to refinance the higher interest rate loans. As a result, the financial expense of the relevant loans was decreased by US$9.5 million (RMB78.63 million) in 2002.

        Income tax expenses Pursuant to the relevant tax regulations, we are treated as a sino-foreign joint venture that enjoys the relevant tax holiday. Each of our power plants is exempted from PRC income tax for two years starting from the first profit-making year after covering any accumulated deficits followed by a 50% reduction of the applicable tax rate for the next three years. In addition, as confirmed by the State Tax Bureau, our wholly owned power plants pay their respective income tax to local tax authorities, although they are not separate legal entities. The consolidated income tax expense was RMB980.9 million in 2002, which represented an increase of 37.15% from RMB715.2 million in 2001 due to a higher profit before tax in 2002. The income tax expenses for the original twelve power plants and the four power plants acquired in the current year amounted to RMB873.5 million and RMB107.4 million, respectively.

        Jining Power Plant and Changxing Power Plant became our wholly owned power plants in 2002. As approved by the relevant tax authorities, the income tax rate of Jining Power Plant was decreased from 33% to 15% effective from September 1, 2002, and the income tax rate of Changxing Power Plant was decreased from 33% to 16.5% effective from July 1, 2002.

        Net profit Our consolidated net profit increased by 13.63% to RMB3,921.0 million from RMB3,450.7 million of last year. The increase was primarily due to the increase of power output, the decrease of the financial expenses and the profit contributed by the four power plants acquired in the current year.

        The net loss of Dandong Power Plant was RMB104.4 million in 2002, which represented a decrease of 48.20% when compared to last year as the power output was substantially increased in 2002. The net loss of Shantou Oil-fired Power Plant was RMB16.1 million in 2002, which represented a decrease of RMB12.9 million.

Impact of Differences between IFRS and US GAAP

        In addition to the above management discussion and analysis of our results of the operation under IFRS between the years ended December 31, 2002 and 2001, in connection with the preparation and reconciliation of our financial statements in accordance with US GAAP, we believe the following significant accounting differences between IFRS and US GAAP would have a significant impact on our management discussion and analysis of the results of our operation between the years ended December 31, 2002 and 2001 under US GAAP. See also Note 42 to the financial statements for a complete summary of all significant accounting differences between IFRS and US GAAP that are relevant to us.

        Under IFRS, we have adopted the acquisition method to account for our acquisitions of Shidongkou I, Taicang Power Plant and Changxing Power Plant in 2002. Accordingly, our results of operations under IFRS include the results of these power plants only from the respective dates of acquisition. In contrast, under US GAAP, our acquisitions of these power plants are considered as combinations of entities under common control which are accounted for at historical cost and reflected retroactively to include the results of operations for each of the years ended December 31, 2002 as if the acquisitions of these power plants had taken place since the beginning of the earliest period presented.

        In accordance with IFRS, we capitalized interests on general borrowings used for the purpose of obtaining a qualifying asset in addition to the capitalization of interests on specific borrowings. Under US regulatory accounting requirements, interests on funds borrowed generally and used for the purpose of obtaining a qualifying asset were not capitalized if such interests were not taken into consideration when determining the recoverable rate base for tariff setting purposes.

        Other than the above, there are no material differences between IFRS and US GAAP that would have a significant impact on our management discussion and analysis of the results of our operation between the years ended December 31, 2002 and 2001.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

General

        Since January 1, 2001, former Shandong Huaneng owned Dezhou Power Plant (100% interest), Jining Power Plant (75% interest), Weihai Power Plant (60% interest) and Rizhao Power Plant (25.5% interest) have all been merged into us. Operating results of Dezhou Power Plant are combined into ours, and those of Jining Power Plant and Weihai Power Plant are consolidated as controlled subsidiaries into our financial statements. Shandong Rizhao Power Plant's results are accounted for by using the equity method. The acquisition of Shandong Huaneng enables us to increase our total installed capacity to 10,813.5 MW from 8,700 MW, which enhanced the geographical coverage in business, increased the shares in the power market and put us in a better competitive position.

        In 2001, our power sales increased by 28.81% to 54.1053 billion kWh from 42.0079 billion kWh in 2000 (the total power generation would be 558.6 kWh, increased by 26.5% over last year, if the power generation of Jining, Weihai and Rizhao are included in accordance with their respective equity ratios). Accordingly, net operating revenues and net profit have larger increase than the year 2000. In addition, due to our consistently strict control over the cost and expenses, the power sale cost per unit decreased 3.22% when compared with 2000, despite the increase in the primary fuels.

        Net Operating Revenues Net operating revenues increased by 25.79% to RMB15,791.4 million in 2001 from RMB12,553.3 million in 2000.

        The significant increase in net operating revenues was primarily due to the business expansion following the acquisition of Shandong Huaneng. Among the original nine Power Plants in Dalian, Fuzhou, Shangan, Nantong, Shantou Coal-Fired, Shantou Oil-Fired, Dandong, Shidongkou II and Nanjing, the output of Nantong and Nanjing Power Plants in 2001 increased 13.35% and 5.19%, respectively, from those of 2000, the output of Shantou Oil-Fired Plant returned to recovery, and other six Power Plants' output decreased by different levels due to the weather conditions and more generating unit's being put in operation in some regions. However, the total output of the nine Power Plants is approaching to the best level in history created last year.

        Dalian Power Plant's net operating revenues decreased 7.39% to RMB1,506.5 million in 2001 from RMB1,626.6 million in 2000. Due to the increased competition in the power market in the Liaoning region, Dalian Power Plant adopted a flexible competition strategy and obtained more unplanned generation. Its power generation in 2001 is almost equal led to that of 2000, maintaining its market share. Although the settlement price of the unplanned generation is lower than the approved price, it is higher than the marginal cost, which resulted in a marginal contribution. The total output of Dalian Power Plant in 2001 was 6.049 billion kWh, among which the sales through bidding process were 0.465 billion kWh, which was 7.69% of the total output, and the bidding revenues was RMB80.8 million. The average tariff rate was RMB291.38 per MWh, which declined 6.36% from RMB311.16 per MWh in 2000.

        Fuzhou Power Plant's net operating revenues declined 17.13% to RMB1,634.0 million from RMB1,971.7 million in 2000. This decline was primarily due to the plentiful rainfall in 2001 in Fujian Province, which increased hydro power, and the general decrease of generation of coal-fired generating units within the grid. Due to this impact, the output of Fuzhou Power Plant decreased 11.77% in 2001 than that in 2000.

        Fuzhou Power Plant's Phase I net operating revenue declined 9.21% to RMB0.9115 million in 2001 from that of 2000. Fuzhou Power Plant Phase I's output declined 10.53% to 2.9831 billion kWh in 2001 from that of 2000.

        Fuzhou Power Plant's Phase II net operating revenues was RMB722.5 million, 25.34% declined from that of 2000. Fuzhou Power Plant Phase II's total output in 2001 was 2.4208 billion kWh, 13.25% declined from that of 2000.

        Shangan Power Plant's net operating revenues increased 1.12% to RMB1,956.1 million in 2001 from RMB1,934.5 million in 2000. Shangan Power Plant's power generation in 2001 was relatively lower than that of 2000, which was the best in its history. Due to better management, the output in 2001 increased 0.13% than that of 2000. At the same time, Shangan Power Plant's weighted average tariff rate increased 0.99% to RMB328.95 MWh from RMB325.73 MWh in 2000.

         Shangan Power Plant Phase I's net operating revenues increased 0.19% to RMB942.2 million in 2001 from RMB940.5 million in 2000.

        Shangan Power Plant Phase II's net operating revenues increased 2.00% to RMB1,013.9 million in 2001 from RMB994 million in 2000.

        Nantong Power Plant's net operating revenues increased 11.47% to RMB1,859.8 million in 2001 from RMB1,668.5 million in 2000. The social power usage in Jiangsu Province increased rapidly in 2001, through which, Nantong Power Plant's total output increased 13.35% to 6.8435 billion kWh from that of 2000 (among which, the sales through bidding process was 684.4 billion kWh, which was 10.00% of the total output sold, and generated RMB107.2 million revenues). Therefore, the output revenues increased significantly. The weighted average tariff rate was RMB318.38 per MWh, which represented a decline of 1.53% from RMB323.33 per MWh in 2000.

        Shantou Oil-Fired Power Plant's net operating revenues increased 4.65% to RMB99.5 million in 2001 from RMB95.1 million in 2000. This is primarily due to the decrease of the oil price and the recovery of generation and output.

        Shantou Coal-Fire Power Plant's net operating revenues declined 1.96% to RMB1,439.7 million in 2001 from RMB1,468.5 million in 2000. Shantou Coal-Fire Power Plant's power generation in 2001 was relatively lower than that of 2000. With the continuous economic development in Guangdong, the annual generation hours still reached 6,400 hours. The weighted average tariff rate per MWh was RMB473.85.

        Shidongkou II's net operating revenues declined 1.87% to RMB2,161.2 million in 2001 from RMB2,202.5 million in 2000. The output was 7.0879 billion kWh, which represented a declined of 0.31% from that of 2000, among which sales through the bidding process was 0.7786 billion kWh, which was 10.98% of the total output, and generated RMB210.2 million revenues.

        Dandong Power Plant's net operating revenues declined 13.57% to RMB678.3 million in 2001 from RMB784.8 million in 2000. The output was 2.6547 billion kWh, which represented a decline of 11.45% from the previous year. Sales through the bidding process were 0.4387 billion kWh, which was 16.53% of the total output sold, and generated RMB76 million revenue.

        Nanjing Power Plant's net operating revenues increased 2.82% to RMB823.7 million in 2001 from RMB801.1 million in 2000. The social power usage in Jiangsu Province increased rapidly in 2001, through which, Nanjing Power Plant's output increased 5.19% to 3.0271 billion kWh (sales through bidding process were 0.4284 billion kWh, which was 14.15% of the total output). Subject to the impact of the tariff rate's decrease, Nanjing Power Plant's average tariff rate declined 2.17% to RMB318.60 per MWh from RMB325.68 per MWh in 2000.

        Dezhou Power Plant's net operating revenue was RMB1,884.2 million in 2001. The total output was 6.4829 billion kWh, and the average tariff rate was RMB340.33 per MWh.

        We own 75% interests in Jining Power Plant, and Jining Power Plant's net operating revenues was RMB399.7 million. The total output was 1.7685 billion kWh, and the average tariff rate was RMB267.31 per MWh.

        We own 60% interests in Weihai Power Plant, and Weihai Power Plant's net operating revenues was RMB1,348.6 million in 2001. The total output was
4.0872 billion kWh, and the average tariff rate was RMB390.72 per MWh.

        Operating Expenses Our total operating expenses increased 24.65% to RMB10,777.3 million in 2001 from RMB8,646.4 million in 2000. The increase resulted primarily from the business expansion following the acquisition of Shandong Huaneng, but the increase in total operating expenses was lower than the increase in the output, which indicated the synergy from the merger.

        Fuel costs Fuel costs were the most significant operating expenses for us, representing 47.76% of the total operating expenses and 32.60% of the net operating revenues, and the total was RMB5,147.4 million in 2001. The cost of coal for all power plants excluding Shantou Oil-Fired Plant accounted for 98.6% of the total fuel cost in 2001. The remaining balance of total fuel costs represented the cost of oil, which was largely consumed by the Shantou Oil-Fired Plant. Due to the increase in coal price, the original nine plants' weighted average unit price of natural coal increased 4.07% to RMB229.90 per ton in 2001 from

RMB220.91 per ton in 2000. The unit fuel cost per MWh increased 4.81% to RMB95.8 accordingly. The unit prices of Dezhou and Jining Power Plant's raw coal were relatively low, the average price of which were RMB165.78 per ton and RMB169.65 per ton in 2001, respectively. The price was far lower than our previous price level, hence, the unit fuel cost following the merger, which was RMB95.1 per MWh, was lower than the average level of the original nine Power Plants in 2001. This reflects the positive impact on our integral business and the competitive advantages as a result of the successful acquisition of Shandong Huaneng.

        Maintenance expense Our maintenance expense in 2001 was RMB765.7 million, in which the total expenses for the original nine Power Plants and our headquarters were RMB631.5 million. Such expenses declined 5.89% from RMB671.0 million in 2000, which indicated the effectiveness of our cost control. Maintenance expenses for the former Shandong Huaneng owned Dezhou Power Plant, Jining Power Plant and Weihai Power Plant as well as the management branch located in Jinan totaled RMB134.3 million.

        Depreciation Our depreciation in 2001 was RMB3,261.0 million, among which the original nine Power Plants and our headquarter were RMB2,666.0 million. The depreciation expense related to the former Shandong Huaneng owned Dezhou Power Plant, Jining Power Plant, Weihai Power Plant and the management branch located in Jinan totaled RMB595.0 million.

        Labor costs Our labor costs in 2001 was RMB807.1 million, among which former Shandong Huaneng owned Dezhou Power Plant, Jining Power Plant, Weihai Power Plant and the management branch located in Jinan totaled RMB246.5 million. The total labor costs of the original nine Power Plants and our headquarters were RMB560.6 million, which declined 16.32% from RMB669.9 million in 2000 as a result of our cost control measures implemented.

        Transmission fees Our transmission fees in 2001 were RMB36.9 million, including handling fees levied on a per MWh basis for transmission services and an reimbursement for transmission fees incurred by the former Shandong Huaneng owned Dezhou Power Plant, Jining Power Plant and Weihai Power Plant, which had increased over the previous year.

        The Service fee paid to HIPDC The service fee paid to HIPDC refers to a fee for the use of its transmission facilities (including grid connection facilities) based on reimbursement of cost plus an agreed-upon profit. Pursuant to the Service Agreement dated June 30, 1994 between us and HIPDC (the "Service Agreement"), HIPDC has agreed, among other things, to allow us to use its transmission and transformer facilities. The service fee payable to HIPDC for the use of transmission and transformer facilities is calculated on the basis of 10% of the current net fixed asset value of the transmission facilities. We entered into another service agreement in relation to the power transmission and transformer equipment of our new power plants on December 4, 1997 (as amended by a supplemental letter dated December 5, 1997) (collectively known as the "T&T Service Agreement") with HIPDC. According to this agreement, HIPDC agreed to allow our new power plants, expanded power plants or power plants acquired after January 1, 1997 to use its transmission and transformer facilities for a fixed fee payable to HIPDC equal to 12% of the original book value of the assets of HIPDC's transmission and transformer facilities. Former Shandong Huaneng owned Dezhou Power Plant, Jining Power Plant and Weihai Power Plant are not required to pay such fees.

        In 1998, HIPDC transferred the ownership of the relevant transmission and transformer facilities in connection with Dalian, Dandong, Nantong and Nanjing Power Plants to Northwest Electric Power Group and Jiangsu Provincial Electric Power Corporation. These affected power plants were no longer required to pay service fees to HIPDC. Fuzhou Power Plant Phase II was not required to pay service fees to HIPDC because the transmission and transformer facility was directly invested by Fujian Provincial Electric Power Corporation. Fuzhou Power Plant Phase I, Shangan Power Plant, Shantou Oil-Fired Plant (HIPDC has transferred the ownership of transmission and transformation facilities in Shantou Oil-Fired Plant to Shantou Municipal Power Corporation in 2001. Thus, commencing from June 1, 2001, Shantou Oil-Fired Plant was not required to pay services fees to HIPDC), Shantou Power Plant and Shidongkou II were still required to pay the service fees. The service fees paid to HIPDC was RMB307.3 million in 2001, approximate RMB310.7 million in 2000.

        Other expenses Our other expenses 2001 were RMB451.9 million, among which former Shandong Huaneng owned Dezhou Power Plant, Jining Power Plant and Weihai Power Plant and the management located in Jinan totaled RMB246.9 million. The original nine Power Plants and our headquarters totaled RMB205 million, which represented a decline of 57.51% from RMB482.5 million in 2000. This was due primarily to the RMB247.3 million amortization of negative goodwill as a result of acquisition of Shandong Huaneng, and the effectiveness of cost control. Other expenses include rent paid by us to HIPDC. Pursuant to the lease agreement dated December 26, 2000 between us and HIPDC, HIPDC agrees to lease the new office building to us for five years and the annual rent is RMB25 million. This Lease Agreement became effective as of January 1, 2000.

        Profit from operation The profit from our operation and those of our subsidiaries increased 28.34% to RMB5,014.0 million in 2001 from RMB3,906.9 million in 2000.

        Financial expenses Our consolidated financial expenses in 2001 declined 18.74% to RMB796 million from RMB980 million in 2000. The interest expenses declined 15.33% to RMB868 million from RMB1,025.0 million in 2000, primarily due to the decrease of the loan balance of the original nine Power Plants. The interest income increased 41.84% to RMB113 million from RMB80 million in 2000, primarily due to the plentiful surplus fund of Shandong Huaneng, which resulted in an increase in deposit interest income. The exchange loss in 2001 was RMB42 million, which was slightly higher than RMB35 million in 2000.

        Income tax expense Pursuant to the relevant tax regulations, we are treated as a foreign invested joint venture, and enjoy the relevant tax waiver and reduction, which means our income tax is exempted from PRC income tax for 2 years starting from the first profit-making year (after covering any accumulated deficits) followed by a 50% reduction of the applicable tax rate for the next 3 years. In addition, approved by the State Taxation Bureau, the original nine Power Plants pay their respective income tax to the local tax authorities. The total income tax paid by the former nine Power Plants and our headquarters was RMB451.5 million. After the acquisition of Shandong Huaneng, the management branch located in Jinan and Dezhou Power Plant located in Dezhou, Shandong may enjoy the preferential policies as a foreign investment company. After the approval by the tax authority, their income tax rate has been reduced to 17% from 33% in previous years. The foregoing two tax payable bodies' income tax in 2001 was RMB166.8 million, which was approximately RMB157 million decrease. Jining Power Plant's income tax in 2001 was RMB18.9 million, while Weihai Power Plant's income tax in 2001 was RMB78 million.

        Net profit Our consolidated net profit increased 37.16% to RMB3,450.7 million in 2001 from RMB2,515.8 million in 2000. The increase was primarily due to the new profit sources provided by the acquisition of Shandong Huaneng, negative goodwill amortization by the acquisition and the decrease of the net financial expenses, which resulted that the increase level of net profit exceeds that of output sale and net sales income.

        However, due to lack of power output, Dandong Power Plant's net loss increased 13.86% to RMB201.5 million in 2001 from RMB177 million in 2000. Shantou Fuel-Fire Plant's net loss decreased 13.98% to RMB29 million from that of 2000.

Impact of Differences between IFRS and US GAAP

        In addition to the above management discussion and analysis of our results of the operation under IFRS between the years ended December 31, 2002 and 2001, in connection with the preparation and reconciliation of our financial statements in accordance with US GAAP, we believe the following significant accounting differences between IFRS and US GAAP would have a significant impact on our management discussion and analysis of the results of our operation between the years ended December 31, 2001 and 2000 under US GAAP. See also Note 42 to the financial statements for a complete summary of all significant accounting differences between IFRS and US GAAP that are relevant to us.

        Under IFRS, we have adopted the acquisition method to account for our acquisitions of Shidongkou I, Taicang Power Plant and Changxing Power Plant. Accordingly, the results of operations under IFRS include the results of these power plants only from the respective dates of acquisition. In contrast, under US GAAP, our acquisitions of these power plants are considered as combinations of entities under common control which are accounted for at historical cost and reflected retroactively to include the results of operations for each of the years ended December 31, 2002 as if the acquisitions of these power plants had taken place since the beginning of the earliest period presented.

        Huaneng Group is the controlling parent company of HIPDC, which in turn is our controlling parent. Huaneng Group used to be one of the substantial shareholders of Shandong Huaneng, holding 33.09% equity interest in it before our acquisition of Shandong Huaneng . Under IFRS, upon the completion of the acquisition of Shandong Huaneng in 2001, the entire net assets of Shandong Huaneng are recorded at fair value. The excess of the fair value of the entire net assets acquired over the total cost of the acquisition is recorded as a negative goodwill. Under US GAAP, upon completion of the acquisition of Shandong Huaneng, Huaneng Group's proportionate share of 33.09% in the net assets of Shandong Huaneng being transferred to us was recorded at the historical carrying value. The excess of the proportionate share in the book value of the net assets acquired over the relevant portion of the cash consideration was recorded as capital contribution to us. The book value of the remaining 66.91% of the net assets continues to be part of the recoverable rate base under the cost recovery formula of the tariff setting mechanism. The difference between these net asset values and the cash consideration is recorded as a negative goodwill.

        The amount of negative goodwill determined under IFRS was recognized as income on a systematic basis over the remaining weighted average useful life of the acquired depreciable or amortizable assets. The amounts of negative goodwill under US GAAP determined on the basis as described above was offset against the fixed assets of the respective power plants as a purchase allocation adjustment. As the amount of negative goodwill under IFRS is different from the amount of the purchase allocation adjustment determined under US GAAP due to the 33.09% portion of the net assets previously owned by Huaneng Group as described above, the net impact on income is also different.

        Other than the above, there are no material difference between IFRS and US GAAP that would have significant impact on our above management discussion and analysis of our results of the operation between the years ended December 31, 2001 and 2000.

B. Liquidity and Capital Resources

        During the year ended December 31, 2002, net cash provided by operating activities was approximately RMB7,080 million. The major contributors, after adding back the RMB3,534 million major non-cash item of depreciation and deducting the RMB246 million non-cash item of amortization of goodwill and negative goodwill, were an increase in profit before taxation to RMB5,058 million added by an increase of RMB279 million in accounts payable and accrued liabilities, offset in part by an increase of RMB497 million in accounts receivable and a decrease of RMB152 million in staff welfare and bonus payable. During the year ended December 31, 2002, net cash provided by investing activities, primarily representing cash inflow from the decrease in temporary cash investments of RMB5,083 million, cash inflow from the acquired power plants of RMB570 million offset in part by cash used in purchase of property, plant and equipment of RMB1,594 million, cash consideration paid for the acquisitions and additional acquisition of Changxing Power Plant, Shidongkou I, Taicang Power Plant and Huaiyin Power Plant of RMB2,650 million, and cash consideration paid for the acquisition of minority interest of the Jining Power Plant of RMB109 million, was RMB1,074 million. Net cash used in financing activities, primarily representing the repayment of long-term bank loans and short-term loan of RMB2,955 million and RMB190 million, dividend paid of RMB1,800 million, cash paid for redemption of convertible notes of RMB2,235 million, was RMB7,324 million. As a result, the cash and cash equivalents increased by RMB829 million, resulting in a balance of cash and cash equivalents on December 31, 2002 of RMB3,003 million.

        During the year ended December 31, 2001, net cash provided by operating activities was approximately RMB5,919 million. The major contributors, after adding back the RMB3,261 million major non-cash item of depreciation and deducting the RMB247 million non-cash item of amortization of negative goodwill, were an increase in profit before taxation to RMB4,237 million offset in part by a decrease of RMB370 million in accounts payable and accrued liabilities and a decrease of RMB200 million in staff welfare and bonus payable. During the year ended December 31, 2001, net cash used in investing activities, primarily representing cash used in addition to property, plant and equipment of RMB2,871 million, cash used in repayment of payable to Nanjing Investment of RMB142 million, cash used in increasing temporary cash investments of RMB4,665 million offset in part by cash inflow from acquisition of Shandong Huaneng of RMB2,636 million, was RMB4,565 million. Net cash used in financing activities, primarily representing the repayment of long-term bank loans, loans from shareholders and short-term loan of RMB2,234 million, RMB209 million and RMB2,560 million, dividend paid of RMB1,266 million less drawdown of short-term bank loans of RMB1,300 million and net proceeds from issuance of domestic shares of RMB2,770 million, was RMB1,170 million. As a result, the cash and cash equivalents increased by RMB185 million, resulting in a balance of cash and cash equivalents on December 31, 2001 of RMB2,173 million.

        During the year ended December 31, 2000, net cash provided by operating activities was approximately RMB5,643 million. The major contributors, after adding back the RMB2,667 million major non-cash item of depreciation and amortization were an increase in profit before taxation to 2,927 million and a decrease of RMB207 million in accounts receivable, offset in part by a decrease of RMB359 million in accounts payable and accrued liabilities. During the year ended December 31, 2000, net cash used in investing activities, primarily representing cash used in prepayment of consideration for the acquisition of Shandong Huaneng of RMB5,768 million, cash used in capital expenditure of RMB352 million, cash used in repayment of payable to Nanjing Investment of RMB100 million and cash provided by a decrease in temporary cash investments of RMB956 million, was RMB5,318 million. Net cash used in financing activities, primarily representing the repayment of long-term bank loans and loans from shareholders of RMB942 million and RMB737 million, as well as dividend paid of RMB509 million less drawdown of short-term bank loans of RMB1,511 million, was RMB831 million. As a results, the cash and cash equivalents decreased by RMB505 million, resulting in a balance of cash and cash equivalents on December 31, 2000 of RMB1,988 million.

        Capital expenditures in 2002 were RMB1,594 million (US$193 million), primarily for the construction of Dezhou Power Plant Phase III.

        Capital expenditures in 2001 were RMB2,871 million (US$347 million), primarily for the construction of Dezhou Power Plant Phase III.

        Capital expenditures in 2000 were RMB352 million (US$43 million), primarily for the construction of some complementary facilities of Fuzhou Power Plant Phase II and Nantong Power Plant Phase II.

        Capital expenditures have been financed by long-term borrowings and cash from operations. Our anticipated capital expenditures will be financed by cash in hand, cash from operations and future debt and equity offerings.

        The terms of our existing bank and Local Government loans do not restrict our ability to pay dividends in respect of our shares. In accordance with the US$16 million Tax Spared Term Loan Agreement dated November 11,1996 (the "MCB Loan") between us and the Dai-ichi Kanyo Bank, Limited (reorganized as the Mizuko Corporate Bank, Limited, Hong Kong ("MCB") in 2002), absent MCB approval, we may not incur additional pari passu or subordinated debt other than in ordinary course of business. MCB has agreed to waive this requirement for the purposes of the Shidongkou II Acquisition, the Offering and Nanjing Power Plant Acquisition. On December 31, 2002, US$5 million was outstanding under the MCB Loan. Our other existing bank loan and Local Government loans do not restrict its ability to incur additional pari passu or subordinated debt. None of our loan is secured.

        In connection with the Shidongkou II Acquisition, we assumed approximately RMB1,386 million of foreign denominated loans and approximately RMB490 million of HIPDC and bank loans denominated in RMB that were used to finance the construction of the Shidongkou II. In connection with Shidongkou II Acquisition, we had made four cash payments to HIPDC; RMB550 million paid on December 31, 1997, (ii) RMB1,000 million paid on January 1, 1998, (iii) RMB550 million paid on March 30, 1998 and (iv) RMB690 million paid on June 30, 1998.

        In connection with the Nanjing Power Plant Acquisition, we assumed approximately RMB252 million of foreign denominated loans and approximately RMB444 million and RMB349 million of loans denominated in RMB on lent by HIPDC and Nanjing Investment respectively. In connection with the Nanjing Power Plant Acquisition, as of December 31, 2002 we had made a cash payment to HIPDC amounted to approximately RMB1,111 million and a cash payment of RMB242 million to Nanjing Investment.

        As of December 31, 2002, approximately RMB11,754 million of total long-term debt, including long-term loans (including current portion), convertible notes and accrued put premium was outstanding, of which approximately RMB9,284 million was denominated in foreign currencies. Because of the number of different provinces in which we operate, we believe that operational failure at any Power Plant would not affect our ability to make principal and interest payments under our financing obligations.

Comparison of key financial ratios

           ---------------------------------------------------------------------
                                             The Company and its subsidiaries
           ---------------------------------------------------------------------
                                                 2002                2001
           ---------------------------------------------------------------------
           Current ratio                         1.00                1.21
           ---------------------------------------------------------------------
           Quick ratio                           0.88                1.13
           ---------------------------------------------------------------------
           Debt to equity ratio                  0.56                0.65
           ---------------------------------------------------------------------
           Multiples of interest earned          8.28                5.35
           ---------------------------------------------------------------------

        In 2002, we had utilized our internal cash resources to carry out the acquisitions as described in "Item 4. Information on the Company-History and Development of the Company", repay our borrowings and redeem our convertible notes. Accordingly, both our current ratio and quick ratio decreased in 2002 when compared to those in 2001. In addition, as we had repaid our borrowings during the year, which also resulted in a decrease in interest expenses, and because of our increased net profit, our debt to equity ratio decreased but our multiples of interest earned increased.

        After the acquisition of Shidongkou I, Taicang Power Plant, Huaiyin Power Plant and Changxing Power Plant, we still maintained our strong debt repayment ability.

        As of December 31, 2002, our loans denominated in foreign currencies amounted to approximately US$1,122.0 million (including US$20 million liability component of convertible notes), of which US$262 million was repayable within one year. We will closely monitor the fluctuation in the foreign exchange market and cautiously assess the exchange rate risk.

        Most of our long-term loans were fixed-rate loans. As of December 31, 2002, our balance of the floating-rate loans and those of our subsidiaries amounted to approximately US$433 million according to the loan agreements. We made use of interest rate swap contracts, when appropriate, to manage the risk of interest rate fluctuations.

Calculation formula of the financial ratio:

Debt to equity ratio                    =     balance of liabilities at the
                                              end of the year/ balance of
                                              shareholders' equity at the end
                                              of the year

Current ratio                           =     balance of current assets at the
                                              end of the year/balance of
                                              current liabilities at the end
                                              of the year


Quick ratio                             =     (balance of current assets at
                                              the end of the year -net amount
                                              of inventory at the end of the
                                              year)/ balance of current
                                              liabilities at the end of the
                                              year


Multiples of interest earned            =     (profit before taxation +
                                              interest expenses)/ interest
                                              expenditure (including
                                              capitalized interest)

C. Tabular Disclosure of Contractual Obligations and Commercial Commitments

        A summary of payments due by period of our contractual obligations and commercial commitments as of December 31, 2002 is shown in the tables below. A more complete description of these obligations and commitments is included in the Notes to the Financial Statements as referenced below.

Contractual Cash Obligations

(RMB millions)


                                               2003            2004-2005         2006-2007        Thereafter            Total
                                          ----------------  ----------------  ---------------  -----------------  ------------------
Long-term Debt (1)                                  2,414             3,718            1,671              3,795              11,598
Convertible Notes (2)                                   -               156                -                  -                 156
Operating Lease - Head office, Nanjing
   Power Plant and Shidongkou II (3)                   32                32                7                307                 378
Operating Lease - Dezhou Power Plant
   (3)                                                 30                59               60                493                 642
Interest Rate Swap (4)                                  -                19                -                  -                  19

                                          ----------------  ----------------  ---------------  -----------------  ------------------
                                                    2,476             3,984            1,738              4,595              12,793
                                          ================  ================  ===============  =================  ==================

Other Commercial Commitments
(RMB millions)

                                           2003              2004-2005           2006-2007        Thereafter             Total
                                      -------------------- -----------------  ---------------  -----------------  ------------------
Guarantee (5)                                         64                                                   229
                                                                        106                -                                    399
Commitment(3)                                      2,656                  -                -                  -               2,656

                                      -------------------- -----------------  ---------------  -----------------  ------------------
                                                   2,720                106                -                229               3,055
                                      ==================== =================  ===============  =================  ==================


___________________

(1)     See financial statements Note 23, "Long-term Loans from Shareholders",
        Note 24, "Long-term Bank Loans" and Note 25, "Other Long-term Loans".

(2)     See financial statements Note 22, "Convertible Notes".

(3)     See financial statements Note 36, "Obligations and Commitments".

(4) See financial statements Note 38, "Interest Rate Swap". The amounts due for the interest swap agreements are based on market valuation as of December 31, 2002. Actual payment, if any, may differ at settlement date.

(5)     See financial statements Note 37, "Contingent Liabilities".

Sources of Fund for Future Acquisitions

        Sources of fund for future acquisitions include internal surplus cash and funds available through either equity financing or debt financing. As of December 31, 2002, we had RMB3,000 million cash and cash equivalents, RMB1,142 million temporary cash investments and RMB12,204 million of undrawn borrowing facilities from banks.

Impact of Inflation

        China has experienced slight deflation during the period of 1999 to 2002, with the exception of year 2001, and therefore inflation has not had a significant impact on our profitability or financial position in the same period.

ITEM 6. Directors, Senior Management and Employees

A. Directors, members of the supervisory committee and senior management

        As required by the Company Law, the Special Regulations of the State Council for Overseas Stock Offerings and Listings by Joint Stock Limited Companies and other implementing regulations (collectively, the "Company Law") and the Articles of Association, we have formed the Supervisory Committee, whose primary duty is the supervision of our senior management, including the Chairman of the Board of Directors, the Board of Directors, the President and other senior officers. The function of the Supervisory Committee is to ensure that our senior management acts in the interest of us, our shareholders and employees and does not abuse its power. The Supervisory Committee reports to the shareholders in general meeting. The Articles of Association provide the Supervisory Committee with the right to investigate the business and the financial affairs of us and to request shareholders' meetings from time to time.

        The table below sets forth certain information concerning the Directors and executive officers and members of the supervisory committee of us (the "Supervisory Committee"). All Directors will serve a term of three years or until the election of their respective successors. The term of the current board will expire in December 2005.


  Name                                                                  Age              Position with us
  ----                                                                  ---              ----------------

Li Xiaopeng....................................................         43       Chairman
Wang Xiaosong..................................................         56       Vice Chairman
Ye Daji........................................................         57       Director and President
Huang Jinkai...................................................         60       Director
Liu Jinlong....................................................         61       Director
Na Xizhi.......................................................         49       Vice President
Chen Baoliang..................................................         48       Vice President
Huang Long.....................................................         49       Vice President and Company Secretary
Hu Jianmin.....................................................         48       Vice President
Wu Dawei.......................................................         49       Vice President
Liu Guoyue.....................................................         39       Vice President
Li Shiqi.......................................................         46       Chief Economic Engineer
Huang Jian.....................................................         40       Chief Accountant
Shan Qunying...................................................         49       Director
Yang Shengming.................................................         59       Director
Xu Zujian......................................................         48       Director
Gao Zongze.....................................................         63       Independent Director
Zheng Jianchao.................................................         63       Independent Director
Qian Zhongwei..................................................         64       Independent Director
Xia Donglin....................................................         41       Independent Director
Wei Yunpeng....................................................         60       Chairman of the Supervisory Committee
Liu Shuyuan....................................................         52       Vice Chairman of the Supervisory Committee
Zhao Xisheng...................................................         59       Member of the Supervisory Committee
Pan Jianmin....................................................         47       Member of the Supervisory Committee
Li Yonglin.....................................................         57       Member of the Supervisory Committee
Shen Weibing...................................................         35       Member of the Supervisory Committee
Shen Zongmin...................................................         48       Member of the Supervisory Committee

        Li Xiaopeng is Chairman of the Company, Chairman and President of HIPDC, as well as President of China Huaneng Group. From June 1994 to December 2002, Mr. Li was Vice President, President and Vice Chairman of the Company as well as Vice President, President and Vice Chairman of HIPDC and Chairman of Huaneng Group. Before joining HIPDC, he had successively served as Engineer of the Power System Research Division, as Deputy Division Chief of the Planning and Operations Division, and as General Manager of the Power Technology and Economic Research Division, Electric Power Research Institute. Mr. Li is a senior engineer and graduated from the North China Institute of Electric Power specializing in power plants and power systems.

        Wang Xiaosong is Vice Chairman of the Company, Director and Vice President of HIPDC, and Vice President of Huaneng Group. From June 1994 to December 2002, he was General Manager of the Capital Market Department of the Company, Vice President of the Company, Vice President of HIPDC and Director of Huaneng Group. Before joining the Company, he had served as Deputy General Manager of Fushun Power Plant, General Manager of Yuanbaoshan Power Plant and Chief of the Labor and Wages Division of Northeast Power Administration. Mr. Wang is a senior engineer and graduated from Beijing Institute of Electric Power specializing in thermal power engineering.

        Ye Daji is Director and President of the Company. After joining the Company, he has been Deputy General Manager of Huaneng Shanghai Branch and General Manager of Huaneng Shanghai Shidongkou Second Power Plant. From December 1995, he was Vice President of the Company, Vice President of HIPDC and Director of Huaneng Group. Before joining the Company, he had served as Deputy Chief Engineer of Shidongkou I. Mr. Ye is a senior engineer and graduated from Shanghai Jiaotong University specializing in mechanical engineering.

        Huang Jinkai is the Director of the Company. He served as Director (General Manager) of the Northeast Power Administration, Chairman of the Company, Chairman of HIPDC, General Manager (Director) of North China Power Group Corporation (Power Administration) and Vice Chairman of Huaneng Group. He is a senior engineer and graduated from Shenyang Agricultural Institute, specializing in agricultural electrization.

        Liu Jinlong is the Director of the Company. He served as General Manager of Central China Power Group Corporation and Director of Central China Power Administration, Chairman, General Manager, Vice Chairman of Huaneng Group. Mr. Liu is a senior engineer and graduated from Wuhan Hydroelectric Institute, specializing in power generation.

        Na Xizhi is Vice President of the Company and Adjunct Deputy Chief Engineer of Huaneng Group. Before he joined the Company, he served in Huaneng Group as Deputy Manager of the Power Generation Department, General Manager of the Operation Department, the Power Safety and Production Department, and Deputy Chief Engineer of Huaneng Group. Previously, Mr. Na was the Vice General Manager of Fuxin Power Plant, Deputy Officer of the Planning Department of Suizhong Power Plant, Deputy Chief and Chief of the Bio-technology Department of Northeast Power Administration Bureau, and General Manager of Shenyang Zhenhai Thermal Power Plant. Mr Na is a senior engineer. He graduated from Wuhan Hydro-electric University, specializing in thermal power with a master of science degree.

        Chen Baoliang is Vice President of the Company. He joined the Company in 1996 and has worked as General Manager of Huaneng Dalian Branch and Superintendent of Dalian Power Plant. Before joining the Company, he had been Deputy Chief Engineer of Liaoning Qinghe Power Plant, Deputy Chief of the Preparation Department and Deputy General Manager of the Construction of Tieling Power Plant and Superintendent of Yuan Bao Shan Power Plant. Mr. Chen is a senior engineer and graduated with an M.S. degree from North China Electric Power University specializing in thermal power engineering.

        Huang Long is Vice President of the Company as well as Secretary of the Board of Directors. After joining the Company, he has served as Deputy General Manager and General Manager of the International Co-operation Department of the Company. Mr. Huang is a senior engineer and graduated with an M.S. degree from North Carolina State University in the U.S. specializing in communications and control.

        Hu Jianmin is Vice President of the Company. From April 1998 to January 2001, he worked as Chief Engineer of Shandong Electric Power Group Corp. Before joining the Company, he had been Chairman of Shandong Rizhao Power Company Limited, General Manager of Shandong Liaocheng Power Plant, Shiheng Power Plant and Zouxian Power Plant respectively. Mr. Hu is a senior engineer and graduated from Shandong Industrial Institute specializing in relay protection.

        Wu Dawei is Vice President of the Company. He joined the Company in 1988 and has served as Deputy General Manager of Huaneng Shanghai Shidongkou Second Power Plant, Deputy Manager of Shanghai branch of the Company, and the General Manager of Huaneng Shanghai Shidongkou Second Power Plant. Mr. Wu is a senior engineer. He has obtained a Master of Business Administration degree from the Central Europe International Business School.

        Liu Guoyue is Vice President of the Company. He joined the Company in 1987 and has served as the Deputy General Manager, Vice President and President of Shijiazhuang as well as the President of Huaneng Dezhou Power Plant. Mr. Liu is a senior engineer, graduated from Northern China Electric Power University with a bachelor degree in science and a bachelor degree in business management.

        Li Shiqi is the Chief Economic Engineer of the Company. During the period from 1996 to 2002, he served as Chief Accountant of Beijing Branch Company of HIPDC, Deputy General Manager and General Manager of the Finance Department of the Company, and General Manager of the Marketing Department of China Huaneng Group. Before these, Mr. Li worked in Power Science Institute as Vice Supervisor, Deputy Chief, Chief and Deputy Chief Accountant and in Beijing Power Research and Hi-Tech Business Corporation as Chief Accountant. Mr. Li is a senior accountant and graduated from Renmin University of China, specializing in finance.

        Huang Jian is the Chief Accountant of the Company. He previously served as Deputy Chief, Chief of the Finance Department of the Company, Chief Accountant of the Beijing Branch Company of HIPDC, Deputy General Manager of the Finance Department of the Company, Deputy Chief Accountant of the Company. Mr. Huang is a senior accountant and graduated from Finance and Administration Research Institute of the Ministry of Finance, specializing in accounting, with a master degree.

        Shan Qunying is Director of the Company and Vice President of Hebei Provincial Construction Investment Company. He had been the Division Chief of Hebei Provincial Construction Investment Company. Mr. Shan is a senior engineer and graduated from the former Beijing Steel Institute specializing in automation.

        Yang Shengming is Director of the Company, Vice President of Fujian International Trust and Investment Company Limited and Chairman of Fujian International Leasing Company. Mr. Yang is a senior economist and graduated from Beijing Light Industries Institute.

        Xu Zujian is Director of the Company and Chairman of Jiangsu Investment Management Co. Ltd. He was Vice President of Jiangsu International Trust and Investment Company Limited, President of Jiangsu Province Investment Management Co. Ltd., Director and Vice President of Jiangsu Province Guoxin Asset Management Group Limited Company. Mr. Xu is a senior economist. He graduated from Liaoning Finance Institute majoring in infrastructure finance.

        Gao Zongze is an independent Director of the Company and Senior Partner at C&I Partners. He is an approved arbitrator of China International Economic and Trade Arbitration Commission and China Marine Affairs Arbitration Commission and President of All China Lawyers Association. Mr. Gao graduated from Dalian Marine Institute and received a master's degree in law from the Law Department of the Graduate School of the Institute of China Academy of Social Sciences.

        Zheng Jianchao is an independent Director of the Company and Honorary President of Electric Power Research Institute in China and Vice Chairman of its Academic Committee. He was elected Fellow of Chinese Academy of Engineering in 1995. He is Vice President of China Electrical Engineering Institute, editor-in-chief of the Journal of Chinese Electrical Engineering and chief of the Science and Technology Committee of China Guangdong Nuclear Power Group Corporation. Mr. Zheng graduated from Qinghua University majoring in electrical engineering and graduated from its Graduate School.

        Qian Zhongwei is an independent Director of the Company and Vice President of the United Association of China Electric Enterprises. He has been the Deputy Chief Engineer, Chief Engineer and Deputy Chief of the Eastern China Power Industry Management Bureau, Director of Shanghai Electricity Bureau and President of Eastern China Power Group Company. Mr. Qian is a senior engineer and graduated from the electrical engineering department of Qinghua University.

        Xia Donglin is an independent Director of the Company, a professor and Ph.D. tutor of the Economic and Management School of Qinghua University. He is also the Advisory Specialist of the Accounting Standard Committee of the PRC Ministry of Finance, committee member of the China Accounting Society, and independent director of Zhejiang Zhongda companies and other companies. He was the head of Accounting Department of Economic and Management School of Qinghua University. Mr. Xia is a certified public accountant (non-practicing member). He graduated from the Finance and Administration

Science Research Institute of Ministry of Finance, specializing in accounting and was awarded a Ph.D. degree of Economics.

        Wei Yunpeng is Chairman of the Supervisory Committee of the Company, Chief Accountant of Huaneng Group, Chief Accountant of HIPDC and Chairman of China Huaneng Finance Limited Liability Company. He served as Chief Accountant of the Company. He is a senior accountant. He graduated from Hunan Institute of Electric Power, specializing in Finance and Accounting.

        Liu Shuyuan is Vice Chairman of the Supervisory Committee of the Company, President of Liaoning Enterprises Group Company and Liaoning Energy Corporation. He has been the General Manager of Liaoning Tieling Steel Plant, Director of Tieling Municipal Construction Commission and Assistant to the Mayor. Mr. Liu is a senior economist and a postgraduate specializing in economic management.

        Zhao Xisheng is a member of the Supervisory Committee and Senior Consultant of the Company. He has served as Deputy General Manager of the Finance Department, General Manager of the Management Department of the Company and the General Manager of the Company's Supervising and Auditing Department. Before joining the Company, he served as Section Chief, Deputy Chief Accountant and Deputy General Manager of Beijing Shijingshan Power Plant. Mr. Zhao is a senior accountant and graduated from the People's University of China specializing in industrial economics.

        Pan Jianmin is a member of the Supervisory Committee of the Company and General Manager of the Finance Department of China Huaneng Group. He has served as Deputy Division Chief of the Finance Department and Deputy General Manager of the Supervising and Auditing Department of China Huaneng Group and Deputy General Manager of Beijing Huaneng Real Estate Development Company. Mr. Pan is a senior accountant and graduated from Liaoning Economic and Finance Institute specializing in infrastructure finance and credit.

        Li Yonglin is a member of the Supervisory Committee of the Company and Director of the Power Department of Dalian Municipal Construction Investment Company. He was a departmental grade researcher of the Energy and Transportation Department of Dalian Municipal Planning Committee. Mr. Li graduated from Changchun Hydro-electric School of Ministry of Water Resources and Electric Power, specializing in power plants and power system.

        Shen Weibing is a member of the Supervisory Committee of the Company and Chief Officer of Nantong Investment Management Center. He was the Vice President and President of Nantong Municipal Oil Company, Vice President and legal representative of Nantong Municipal Construction Investment Company, and Deputy Chief Officer of Nantong Investment Management Centre. Mr. Shen graduated from the Department of Materials Management of Beijing Materials Management Institute. In 2002, he studied the MBA course in Nanjing University and obtained a master degree in business administration. Mr. Shen is a senior economist.

        Shen Zongmin is a member of the Supervisory Committee of the Company and President of Shantou Electric Power Development Company and Chairman of Shantou Power Development Joint Stock Company Limited. Previously, he was the President of Shantou Light Industry Mechanical (Group) Company.

B. Compensation of Directors and Officers

        We paid RMB3,703,250 to our Directors members of Supervisory Committee and senior management as aggregate cash compensation (including deferred compensation such as contributions to pension funds and housing funds) for the year ended December 31, 2002 for services performed as Directors, Supervisors and officers or employees of us. In addition, Directors and Supervisors who are also officers or employees of us receive certain other benefits-in-kind, such as subsidized or free health care services, housing and transportation, which are customarily provided by large enterprises in the PRC to their employees. We do not have any service contract with any director that provides for benefits upon termination of employment.

C. Board Practice

        At the end of 2002, we, in accordance with the resolutions passed at a shareholders' general meeting, set up four special committees, namely, the Audit Committee, the Strategy Committee, the Nomination Committee, and the Remuneration and Appraisal Committee, and formulated the working regulations for such committees in accordance with the relevant rules and regulations. All committees will operate in accordance with the working rules and utilize their members' specific background, experience and industry expertise to provide advice to us, so as to enhance our operation efficiency and to make the decision-making process more rationalized.

        The main duties of the Audit Committee are to provide proposal in relation to the appointment or change of external auditors, to oversee the internal audit system and its implementation, to co-ordinate the communication between the internal audit department and external auditors, to examine the financial information and its disclosure; and to oversee the internal control system.

        The main duties of the Strategy Committee are to advise on, and conduct research in relation to, its long term development strategies and decisions regarding significant investments.

        The main duties of the Nomination Committee are to conduct study and provide advice in relation to the requirements for selection of directors and managers and the relevant procedures; to search for the qualified candidates of directors and managers, and to examine the candidates of directors and managers and advise matters in relation thereto.

        The main duties of the Remuneration and Appraisal Committee are to conduct research on the appraisal guidelines for directors and managers, to carry out performance appraisals and provide advice accordingly, and to conduct research on the remuneration policy and proposal regarding the directors and senior management.

        The members of Audit Committee are Mr Xia Donglin (Chairman), Mr Wang Xiaosong, Mr Shan Qunying, Mr Zheng Jianchao, Mr Qian Zhongwei.

        The members of Strategy Committee are Mr Li Xiaopeng (Chairman), Mr Zheng Jianchao (Vice-chairman), Mr Wang Xiaosong, Mr Ye Daji, Mr Huang Jinkai, Mr Liu Jinlong, Mr Qian Zhongwei.

        The members of Nomination Committee are Mr Qian Zhongwei (Chairman), Mr Huang Jinkai, Mr Yang Shengming, Mr Gao Zongze and Mr Zheng Jianchao.

        The members of Remuneration and Appraisal Committee are Mr Gao Zongze (Chairman), Mr. Liu Jinlong, Mr Xu Zujian, Mr Zheng Jianchao and Mr Xia Donglin

D. Employees

        As of December 31, 2002, we employed 15,222 persons. Of these, 2,031 are headquarters management staff and power plant level management personnel, 8,061 are power plant personnel directly involved in the operation of the power plants and the remainder are maintenance personnel, ancillary service workers and others. Approximately 32% of our work force graduated from university or technical college.

        We conduct continuing education programs for our employees at the head office and at each Power Plant. We provide training in language, computer, accounting and other areas to our professionals and technicians in their relevant fields. Employees are trained in accordance with the different requirements for professional and managerial positions.

        We have reformed the labor system by introducing individual labor contracts. Currently, all employees are employed under employment contracts which specify the employee's position, responsibilities, remuneration and grounds for termination. Short-term employment contracts have fixed terms of typically one to five years, at the end of which they may be renewed with the agreement of both us and the employee. The remaining personnel are employed for an indefinite term.

        The contract system imposes discipline, provides incentives to adopt better work methods and provides us with a greater degree of management control over its work force. We believe that, by linking remuneration to productivity, the contract system has also improved employee morale.

        Each of our power plants also has a trade union and the employees of our headquarters are also members of a trade union. These trade unions protect employee's rights, aim to fulfill our economic objectives, encourage employees to participate in management decisions and mediate disputes between us and union members. We have not been subject to any strikes or other labor disturbances interfering with our operations, and we believe that our relations with our employees are good.

        Total remuneration of our employees includes salary, bonuses and allowances. The employees also receive certain benefits in the form of housing, education and health services subsidized by us and other miscellaneous subsidies.

        In compliance with the relevant regulations, we and our employees participate in the electric power industry pension plan under which all the employees are entitled to upon retirement the pensions payments. See Note 8 to the Financial Statements. Other pension payments to our retiring employees are not required under applicable PRC laws and regulations.

        We do not carry workmen's compensation or other similar insurance. However, all employees (both contract and non-contract employees) who are unable to work due to illness or disability, whether or not such illness or disability is job-related, will continue, based on seniority, to receive some or all of their base salary and certain subsidies throughout the period of their absence, subject to certain PRC Government specified time limitations. Employees who are unable to work due to job-related illnesses or disabilities will receive certain compensation from us, depending on the severity of the illness or disability. The present workmen's insurance reforms being implemented by the central and local governments and our own implementation of the joint stock limited company accounting and financial principles may result in certain adjustments of the funding, management and payment methods for these types of workmen's compensation arrangements.

E. Share Ownership

            None of the people listed under "Directors, members of the supervisory committee and senior management" owns any of our shares.

ITEM 7. Major Shareholders and Related Transactions

A. Major shareholders

        Our outstanding ordinary shares consist of A Shares and H Shares, each with a par value of RMB1.00 per share. The following table set forth certain information regarding the ownership of the outstanding shares of us as of December 31, 2002 with respect to (i) each person known by us to own beneficially more than 5% of any class of the outstanding shares of us, (ii) our directors and officers and (iii) local government investment companies.

                                                                     Number of A Shares  Number of H Shares     Percentage of Total
                                                                                                                  Number of Shares
                                                                                                                    Outstanding
                                                                     ------------------- ------------------- -----------------------
                                                                       (in thousands)      (in thousands)
 HIPDC.............................................................     2,554,840                --                    42.58%
 Hebei Provincial Construction Investment Company..................       452,250                --                    7.54%
 Fujian International Trust & Investment Company Limited...........       334,850                --                    5.58%
 Jiangsu Province International Trust and Investment Company
    Limited........................................................       312,375                --                    5.20%
 Liaoning Energy Corporation.......................................       229,685                --                    3.83%
 Dalian Municipal Construction & Investment Company................       226,125                --                    3.77%
 Nantong Investment Management Center..............................        67,875                --                    1.13%
 Shantou Electric Power Development Company........................        46,500                --                    0.77%
 Shantou Power Development Joint Stock Company Limited.............        19,000                --                    0.32%
 Dandong Energy Investment Development Center......................         6,500                --                    0. 11%
 Officers and Directors............................................           --                 --                    0.00%
      TOTAL .......................................................     4,250,000                --                    70.83%

        When we were established on June 30, 1994, the assets, liabilities and businesses of the Dalian, Fuzhou, Nantong and Shangan Power Plants (excluding Shangan Power Plant Phase II) and Shantou Oil-Fired Plant were acquired by us from HIPDC and, in return, HIPDC received a then 53.64% equity interest in us. The local governments of the respective provinces or municipalities in which the Dalian, Fuzhou, Nantong and Shangan Power Plants and Shantou Oil-Fired Plant are located had previously extended long-term loans to these Power Plants to finance their construction. Such loans were subsequently assigned to the local government investment companies. In accordance with the Promoters' Agreement dated February 28, 1994 (the "Promoters' Agreement") between HIPDC and the local government investment companies (excluding Shantou Power Development Joint Stock Company and Dandong Energy Investment Development Center) and an understanding between HIPDC and these local government investment companies, these local government investment companies agreed to retire approximately RMB435 million of the loans extended to Dalian, Fuzhou, Nantong and Shangan Power Plants and Shantou Oil-Fired Plant and to forfeit certain rights to participate in profits of these five Power Plants in exchange for a then aggregate of 46.36% of the equity in us.

        HIPDC and the local government investment companies (excluding Shantou Power Development Joint Stock Company and Dandong Energy Investment Development Center) have entered into the Shareholders Agreement dated May 31, 1994 (the "Shareholders Agreement") which, among other things, grants to HIPDC the right to vote all the shares owned by each of the other seven signatories to the Shareholders Agreement so as to enable HIPDC to have majority voting rights in general meetings for so long as we are in existence. The Shareholders Agreement also provides that Directors designated by HIPDC will have majority representation on our board of directors (the "Board of Directors") and each of the other signatories to the Shareholders Agreement will have one representative designated by it appointed as a member of the Board of Directors. The Shareholders Agreement also provides that for so long as we are in existence (i) HIPDC and the other signatories to the Shareholders Agreement will maintain their combined shareholdings to ensure their collective majority control of us, (ii) HIPDC has certain priority rights to purchase the shares held by the other signatories to the Shareholders Agreement and (iii) if HIPDC does not exercise its priority rights to purchase such shares, each of the signatories to the Shareholders Agreement other than HIPDC has a priority right to purchase such shares on a pro rata basis and
(iv) no shares may be sold or transferred unless their transferees agree to abide by the terms of the Shareholders Agreement.

        At the completion of the initial public offering in October 1994, HIPDC and the local government investment companies (excluding Shantou Power Development Joint Stock Company and Dandong Energy Investment Development Center) have owned, respectively, 40.23% and 34.77% of the total number of our outstanding shares.

        On February 26, 1998, we placed 250 million H Shares at the price of HK$4.40 per H Share or US$22.73 per ADS. Simultaneously with the H Share placement, we issued 400 million A Shares to our controlling shareholder HIPDC as part of the consideration paid for the acquisition of the Shidongkou II, pursuant to the Shanghai Acquisition Agreement. After the completion of the H Share Placement. HIPDC and the local government investment companies (excluding Shantou Power Development Joint Stock Company and Dandong Energy Investment Development Center) each has held 42.17% and 31.28% equity interest, respectively.

        On November 15 and 16, 2001, we issued successfully a total of 350,000,000 A shares in the PRC, of which 100,000,000 state-owned legal person shares were placed to HIPDC at the same price. After the completion of the A share issuance, the total share capital of the Company is 6,000,000,000 shares, HIPDC and the local government investment companies (excluding Shantou Power Development Joint Stock Company and Dandong Energy Investment Development Center) each held 42.58%, and 27.82% equity interest, respectively.

        As a result of the Shareholders Agreement, HIPDC currently has 70.4% of the total voting rights of the outstanding shares. As a result, HIPDC will continue to control us and will continue to have the power, subject to the Shareholders Agreement, to control the election of all of our Directors and to direct our management and policies.

        In January 2000, Huaneng Group underwent a restructuring, in which State Power Corporation transferred its 17.22% interest in HIPDC to Huaneng Group. Huaneng Group became a 51.98% shareholder of HIPDC. At the same time, Huaneng Group has granted us a preferential right to purchase interest in existing power plants owned by Huaneng Group and the preferential right on all future power development projects of Huaneng Group that we may realistically develop.

B. Related party transactions

Guarantees

        As of December 31, 2002, we had long-term loans of approximately RMB5,544 million, RMB1,140 million and RMB280 million which were guaranteed by HIPDC, Huaneng Group and WPDB, respectively.

Service Agreement

        Pursuant to the Service Agreement, dated June 30, 1994 entered into between HIPDC and us (the "Service Agreement") HIPDC has agreed to provide certain services to us. The service fee payable by us to HIPDC for the use of transmission and transformer facilities is calculated on the basis of overhaul and maintenance expenses, financing charges, insurance premiums and taxes payable by HIPDC relating to the transmission facilities and reasonable profits to HIPDC (calculated on the basis of 10% of the current net fixed asset value of the transmission facilities) and depreciation expenses (10% of the original net fixed asset value of such transmission facilities on a straight line basis) until depreciation is no longer calculated. HIPDC is responsible for the repair and maintenance of such transmission facilities and related costs. Other services and fees include: (i) the renting of office and headquarters space by HIPDC to us at a yearly rental of RMB500,000; (ii) the shared use of the satellite telecommunications facilities owned by HIPDC at a yearly fee of RMB300,000; (iii) the training by HIPDC of our personnel for a nominal fee plus reimbursement of HIPDC's actual out-of-pocket expenses if both parties agree; and (iv) the provision of other consulting services relating to production, operation and management of us, subject to payment of service fees equal to at least HIPDC's actual costs to be mutually agreed. The Service Agreement has a term of 10 years, excluding (i) and (ii) above which expired on December 31,1999.

Lease Agreement

        Pursuant to a leasing agreement between us and HIPDC signed on December 26, 2000, HIPDC agreed to lease Tianyin Mansion with an area of 27,800 square meters to us for 5 years, and the annual rent is RMB25 million. The Leasing Agreement was effective retroactive as of January 1, 2000.

T&T Service Agreement

        Pursuant to the T&T Service Agreement we agreed to pay service fees to HIPDC in relation to the provision of transmission and transformer facilities for our newly constructed power plants, power plants under expansion and acquired power plants which commence commercial operations after January 1, 1997 for a fixed fee equal to 12% of the original book value of the transmission and transformer facilities as set forth in the financial statements of HIPDC. The terms of the T&T Service Agreement are to be reviewed after a period of 10 years.

Acquisitions from Huaneng Group in 2002

        We made the following acquisitions from Huaneng Group in 2002, each of which have been disclosed to our shareholders in more details in the respective circulars distributed to them regarding each acquisition and each has been approved by the independent shareholders.

        Acquisitions of 70% of the equity interest in the registered capital of Shidongkou I, 70% of the equity interest in the registered capital of Taicang Power Plant, 44.16% of the interest in the registered capital of Huaiyin Power Plant and the net assets of Changxing Power Plant formerly owned by Huaneng Group. The acquisition increased our attributable generation capacity by 1,687 MW. The consideration was RMB2,050 million.

        Acquisition of the remaining 30% equity interest in the registered capital of Shidongkou I and the additional 5% equity interest in the registered capital of Taicang Power Plant formerly owned by Huaneng Group. The acquisition increased our attributable generation capacity by 390 MW. The consideration was RMB415 million.

Entrusted Management Agreement with Huaneng Group and HIPDC

        In 2002, we entered into an Entrusted Management Agreement with Huaneng Group and HIPDC in relation to the management of their thermal power plants. Our services include, comprehensive planned management, annual planned management, power operation and sale management, production management of power plants, fuel management, construction management, financial management, human resources and labor wages management, comprehensive affairs management, shareholding management and reporting/co-ordination management. The Entrusted Management Agreement has a term of 5 years. Upon the expiry of the Entrusted Management Agreement, unless any party intends otherwise, it will continue to be operational. The Entrusted Management Agreement may also be terminated by, inter alia, (i) Huaneng Group and/or HIPDC giving 30 days notice to us or (ii) we giving 90 days notice to Huaneng Group and/or HIPDC. The entrusted power plants include 17 power plants currently managed by Huaneng Group with a total net installed capacity of 10,799 MW and 5 power plants currently managed by HIPDC with a total net installed capacity of 3,644 MW.

        By entering into the Entrusted Management Agreement, we will further accumulate management experience as a result of the expansion of our operation scale and set a precedent for large-scale and multi-entities entrusted management in the PRC. The Entrusted Management will also enable us to obtain direct knowledge of the development status of more power markets, thereby exploring new development opportunities.

        The service fee payable by Huaneng Group and HIPDC comprises the following three components:

         (i) costs (including set-up, operational and other recurrent items to be incurred by the Company in managing the Entrusted Power Plants), namely RMB46 million per annum;

         (ii) a premium to cover estimation risks which represents 10% of the costs, namely RMB4.6 million per annum; and

         (iii) an incentive / penalty component which is calculated based on the confirmed results of the Entrusted Management and shall not exceed 15% of the costs in (i), namely either an incentive or a penalty of not more than RMB6.9 million per annum.

        The costs in (i) will be adjusted annually in accordance with the Entrusted Management Agreement, which will be by reference to the inflation rate of the previous year as published by the State Statistic Department and the salary component of the service fee will be adjusted by the percentage increase approved by our board.

        The Entrusted Management Agreement has been disclosed to our shareholders in more details in the circular distributed to them and has been approved by the independent shareholders.

C. Interests of experts and counsel

   N/A

ITEM 8. Financial Information

A. Consolidated Statements and Other Financial Information

   See page F-1 to F-67.

Matters relating to our accountants

        On March 28, 2002, our Board of Directors decided to no longer engage Arthur Andersen & Co. and its PRC partner ("Arthur Andersen" or "AA") as our independent public accountants and engaged PricewaterhouseCoopers and its PRC partner ("PWC") to serve as our independent public accountants for the fiscal year 2002. The appointment of PWC was approved by our shareholders at our 2001 Annual Meeting of Shareholders on May 15, 2002.

        Arthur Andersen's reports on our financial statements for each of the years ended 2001, 2000 and 1999 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.During the years ended December 31, 2001, 2000 and 1999 and through the date hereof, there were no disagreements with Arthur Andersen on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure which, if not resolved to AA's satisfaction, would have caused them to make reference to the subject matter in connection with their report on our financial statements for such years.

Legal proceedings

        We are not a defendant in any material litigation or arbitration and no litigation or claim of material importance is known to us or any member of the Board of Directors of us to be pending or threatened against us.

Dividend Distribution Policy

        Our board of directors will determine the payment of dividends, if any, with respect to our shares on a per share basis. Any final dividend for a financial year shall be subject to shareholders' approval. The board may declare interim and special dividends at any time under general authorization by a shareholders' ordinary resolution. A decision to declare or to pay any dividends in the future, and the amount of any dividends, will depend on our results of operations, cash flows, financial condition, future prospects and other factors which our directors may determine are important.

        For holders of our H shares, cash dividend payments, if any, shall be declared by our board of directors in Renminbi and paid in HK dollars. The depositary will convert the HK dollar dividend payments and distribute them to holders of ADSs in US dollars, less expenses of conversion.

         Dividends may be paid only out of our distributable profits (less allocations to the statutory funds which generally range from 15% to 20% of our net income determined in accordance with PRC GAAP) and may be subject to PRC withholding tax. Our Articles of Association limit our distributable profits to the lower of the amount determined in accordance with PRC GAAP, IFRS and US GAAP. Subject to the above, we expect to carry a positive, balanced and stable dividend distribution policy.

        On March 12, 2003, the Board of Directors proposed a dividend of RMB0.34 per ordinary share, totaling approximately RMB2.040 billion for the year ended December 31, 2002. The proposed dividend distribution was approved at our 2002 Annual Meeting of Shareholders on May 28, 2003.

B. Significant Changes

   None.

ITEM 9. The Offer and Listing

Offer and listing details and markets

        The ADSs have been listed on the New York Stock Exchange since October 6, 1994. The table below sets forth, for the periods indicated, the high and low closing prices of the ADSs on the New York Stock Exchange.

                                                                                              Closing Price Per ADS
                                                                                 -------------------------------------------------
                                                                                          High                      Low
                                                                                 ------------------------ ------------------------
                                                                                          (US$)                     (US$)

 1998..........................................................................           26.06                     6.5
 1999..........................................................................           17.44                    8.38
 2000..........................................................................           18.94                      7
 2001..........................................................................           24.91                    16.75
 2002..........................................................................           35.82                    23.06

 2001     First Quarter........................................................           21.26                    16.75
          Second Quarter.......................................................           26.23                    20.80
          Third Quarter........................................................           24.16                    19.20
          Fourth Quarter.......................................................           24.91                    20.85

 2002     First Quarter........................................................           28.97                    23.06
          Second Quarter.......................................................           35.82                    26.60
          Third Quarter........................................................           34.90                    27.67
          Fourth Quarter.......................................................           33.27                    25.50

 2003     First Quarter........................................................           38.43                    31.36

 2002     December.............................................................           33.27                    31.01

 2003     January..............................................................           34.99                    31.36
          February.............................................................           36.84                    33.00
          March................................................................           38.43                    32.68
          April................................................................           39.80                    34.75
          May..................................................................           42.35                    37.14

____________________

 Source: Reuters

        Each ADS represents 40 Overseas Listed Foreign Shares. As of December 31, 2002, there were 72 registered holders of American Depositary Receipts evidencing ADS.

        On January 21, 1998, we listed our H shares on the Hong Kong Stock Exchange. On February 26, 1998, we placed 250 million H Shares Placement at the price of HK$4.40 per H share or US$22.73 per ADS. The table below sets forth, for the periods indicated, the high and low closing prices of H shares on the Hong Kong Stock Exchange.

                                                                                            Closing Price Per H shares
                                                                                 -------------------------------------------------
                                                                                          High                      Low
                                                                                 ------------------------ ------------------------
                                                                                          (HK$)                     (HK$)
 1998..........................................................................            5.1                     1.26
 1999..........................................................................            3.3                     1.72
 2000..........................................................................           3.77                     1.27
 2001..........................................................................            4.2                      3.4
 2002..........................................................................           6.95                     4.53

 2001     First Quarter........................................................            4.2                      3.4
          Second Quarter.......................................................            5.2                      4.1
          Third Quarter........................................................           4.675                     3.8
          Fourth Quarter.......................................................           4.95                     4.05

 2002     First Quarter........................................................            5.7                     4.53
          Second Quarter.......................................................           6.95                     5.05
          Third Quarter........................................................            6.9                      5.5
          Fourth Quarter.......................................................           6.55                      5.2

 2003     First Quarter........................................................            7.5                     6.05

 2002     December.............................................................           6.55                      6.1

 2003     January..............................................................            6.8                     6.05
          February.............................................................           7.05                      6.7
          March................................................................            7.5                      6.4
          April................................................................            7.7                      6.6
          May..................................................................            8.3                      7.1

__________________
Source: Reuters

        As of December 31, 2002, there were 75 registered holders of H Shares.

ITEM 10. Additional Information

A. Share Capital

   Not applicable.

B. Memorandum and articles of association

        The information under the heading "Description of Capital Stock" in the Registration Statement on Form F-3 filed with SEC on December 25, 1997 is incorporated herewith by reference.

C. Material Contracts

D. Exchange controls

        The existing foreign exchange regulations have significantly reduced government foreign exchange controls for transactions under the current account, including trade and service related foreign exchange transactions and payment of dividends. We may undertake current account foreign exchange transactions without prior approval from the State Administration of Foreign Exchange by producing commercial documents evidencing such transactions, provided that they are processed through Chinese banks licensed to engage in foreign exchange transactions. The PRC government has stated publicly that it intends to make the Renminbi freely convertible in the future. However, we cannot predict whether the PRC government will continue its existing foreign exchange policy and when the PRC government will allow free conversion of Renminbi to foreign currency.

        Foreign exchange transactions under the capital account, including principal payments in respect of foreign currency-denominated obligations, continue to be subject to significant foreign exchange controls and require the approval of the State Administration of Foreign Exchange. These limitations could affect our ability to obtain foreign exchange through debt or equity financing, or to obtain foreign exchange for capital expenditures.

        Since 1994, the conversion of Renminbi into Hong Kong and United States dollars has been based on rates set by the People's Bank of China, which are set daily based on the previous day's PRC interbank foreign exchange market rate and current exchange rates on the world financial markets. Although the Renminbi to US dollar exchange rate has been relatively stable since 1994, we cannot predict nor give any assurance of its future stability. Fluctuations in exchange rates may adversely affect the value, translated or converted into US dollars or Hong Kong dollars, of our net assets, earnings and any declared dividends. We cannot give any assurance that any future movements in the exchange rate of the Renminbi against the US dollar and other foreign currencies will not adversely affect our results of operations and financial condition.

        The following table sets forth the noon buying rates in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") for the periods indicated:

                                                                                     Noon Buying Rate
                                                                            -------------------------------
Period                                                       Period End          Average(1)            High               Low
------                                                       ----------          ----------            ----               ---
                                                                                 (expressed in RMB per US$)
1998....................................................       8.2789               8.2968            8.3180            8.2774
1999....................................................       8.2795               8.2785            8.2800            8.2770
2000....................................................       8.2774               8.2784            8.2799            8.2768
2001....................................................       8.2766               8.2770            8.2786            8.2676
2002....................................................       8.2800               8.2772            8.2780            8.2759
2002     December.......................................       8.2800                 ____            8.2800            8.2768
2003      January.......................................       8.2768                 ____            8.2800            8.2768
          February......................................       8.2775                 ____            8.2800            8.2768
          March.........................................       8.2774                 ____            8.2776            8.2770
          April.........................................       8.2771                 ____            8.2774            8.2769
          May 2003......................................       8.2768                 ____            8.2771            8.2768

___________________
Source: Datastream

Note:

(1) Determined by averaging the rates on the last business day of each month during the respective period.

E. Taxation

        The following is a summary of (i) certain tax consequences from acquiring, owning and disposing the H Shares and ADSs based on tax laws of the PRC, the United States and Hong Kong SAR and the Income Tax Treaty between the PRC and the United States (the "Tax Treaty") as in effect as of April 20, 2000, and is subject to changes in PRC or United States law, including changes that could have retroactive effect, and (ii) the principal PRC taxes to which we are subject. The following summary does not take into account or discuss the tax laws of any country or region other than the PRC, the United States and Hong Kong, nor does it take into account the individual circumstances of an investor. This summary does not purport to be a complete technical analysis or examination of all potential tax effects relevant to an investment in the H Shares or ADSs and current and prospective investors in all jurisdictions of the H Shares or ADSs are advised to consult their tax advisors as to PRC, United States or other tax consequences of the purchase, ownership and disposition of the H Shares or ADSs. This summary also does not purport to be a complete technical analysis or examination of all potential PRC taxes that may be levied upon us.

The People's Republic of China

Tax on Dividends

        Individual Investors. According to the Provisional Regulations of China Concerning Questions of Taxation on Enterprises Experimenting with the Share System (the "Provisional Regulations"), dividends paid by PRC companies are ordinarily subject to a PRC withholding tax levied at a flat rate of 20%. However, the PRC State Tax Bureau issued, on July 21, 1993, a Notice Concerning the Taxation of Gains on Transfer and Dividends from Shares (Equities) Received by Foreign Investment Enterprises, Foreign Enterprises and Foreign Individuals ("Tax Notice") which states that dividends paid by a PRC company to individuals with respect to shares listed on an overseas stock exchange, such as H Shares (including H Shares represented by ADSs), would not be subject to PRC withholding tax.

        The Amendments to the Individual Income Tax Law of the PRC (the "Amendments") were promulgated on October 31, 1993 and became effective on January 1, 1994. The Amendments state that they shall supersede the provisions of any contradictory prior administrative regulations concerning individual income tax. The Amendments and the amended Individual Income Tax Law can be interpreted as providing that foreign individuals are subject to withholding tax on dividends paid by a PRC company at a rate of 20% unless specifically exempted by the financial authority of the State Council. However, in a letter dated July 26, 1994 to the SCRES, the State Securities Commission and the China Securities Regulatory Commission, the PRC State Administration of Taxation (the "SAT", the PRC central government tax authority which succeeded the State Tax Bureau) reiterated the temporary tax exemption stated in the Tax Notice for dividends received from a PRC company listed overseas. In the event that this letter is withdrawn, a 20% tax may be withheld on dividends in accordance with the Provisional Regulations, the Amendments and the Individual Income Tax Law. Such withholding tax may be reduced pursuant to an applicable double taxation treaty.

        Under the Tax Treaty, China may tax a dividend paid by us to an eligible US Holder up to a maximum of 10% of the gross amount of such dividends.

        Enterprises. According to the Income Tax Law of the PRC Concerning Foreign Investment Enterprises and Foreign Enterprises, dividends paid by PRC companies to enterprises are ordinarily subject to a PRC withholding tax levied at a flat rate of 20%. However, according to the Tax Notice, a foreign enterprise with no permanent establishment in China receiving dividends paid with respect to a PRC company's H Shares will temporarily not be subject to the 20% withholding tax. If such withholding tax becomes applicable in the future, the rate could be reduced pursuant to an applicable double taxation treaty.

Capital Gains Tax on Sales of Shares

        There is no provision in the Share System Tax Regulations of the PRC that capital gains realized on the sales or dispositions of shares by shareholders are subject to capital gains tax. Furthermore, a ruling issued by the State Tax Bureau on July 21, 1993 (the "July 21, 1993 Notice") provides that a foreign enterprise selling or disposing of shares of a PRC corporation listed overseas not having its own establishment in the PRC will be exempt from PRC income tax on such capital gains. With respect to shareholders who are foreign individuals, whether or not resident in the PRC, the PRC's Individual Income Tax Law, which superseded the July 21, 1993 Notice with respect to this particular matter, provides that such capital gains realized by individuals will be taxable and authorizes the State Tax Bureau to promulgate implementing regulations. However, in April 1994 the State Tax Bureau expressed its intention not to impose the tax for two years. In March 1996, the Ministry of Finance and the State Tax Bureau jointly issued a notice stating that personal income tax shall not be collected on capital gains realized on the sales or dispositions of shares in 1996. Under a notice issued by the State Taxation Bureau in 1993, foreign enterprises are temporarily exempted from capital gains tax on sales or disposition of ADSs or H Shares, and a notice issued by the PRC Ministry of Finance and the PRC State Tax Bureau in 1996 temporarily exempting individuals from capital gains tax on the sale or disposition of ADSs or H Shares has expired. There can be no assurance that such exemption will be available. In the event that capital gains tax is imposed on gains from the sale or disposition of H Shares or ADSs, foreign holders would be subject to a 20% tax unless reduced by an applicable double-taxation treaty. Pursuant to the terms of the Tax Treaty, gains derived from the alienation of H Shares or ADSs by a Foreign Holder that is a resident of the United States for purposes of the Tax Treaty should not be subject to PRC tax; provided that such foreign holder owns H Shares or ADSs which represent a participation of less than 25% in us. The PRC has not, however, promulgated any rules or regulations that address the procedures that a Foreign Holder must follow in order to claim the benefits of the Tax Treaty. Accordingly, it is currently unclear how a Foreign Holder may claim the benefits of the Tax Treaty.

Tax Treaties

        Non-PRC Investors. Foreign Holders resident in countries which have entered into double-taxation treaties with the PRC may be entitled to a reduction of the withholding tax imposed on the payment of dividends to such Foreign Holders of us. The PRC currently has double-taxation treaties with a number of other countries, which include Australia, Canada, France, Germany, Japan, Malaysia, the Netherlands, Singapore, the United Kingdom and the United States.

Stamp Tax

        Under the Provisional Regulations of The People's Republic of China Concerning Stamp Tax, PRC stamp tax is not imposed on the transfer of shares of PRC publicly traded companies (including H Shares or ADSs) effected outside China.

Taxation of the Company

        Income tax Pursuant to the Income Tax Law of the People's Republic of China concerning Foreign Invested Enterprises and Foreign Enterprises (the "EIT Law"), Sino-foreign joint stock companies are subject to a 30% national income tax plus 3% local income tax. In certain special zones, however, such tax rate may be reduced. In addition, manufacturing FIEs with an operating period of more than ten years enjoy a tax holiday of a two-year exemption and a three-year 50% reduction starting from the first profit-making year.

        We are a Sino-foreign joint stock company and enjoys the tax holiday described above. Pursuant to Document 327 (1989) of the PRC State Tax Bureau, the Dalian, Fuzhou, Nantong and Shangan Power Plants (excluding Shangan Power Plant Phase II) and Shantou Oil-Fired Plant, which previously belonged to HIPDC, were subject to income tax supervision by the local tax bureaus and were entitled to calculate each of their tax holidays separately. Following the Reorganization, we have continued to pay tax pursuant to the EIT Law, so these five Power Plants enjoyed the tax holidays available to them prior to the Reorganization. The tax holiday for each of these five Power Plants has expired. For new projects, including the Shantou Power Plant, each new plant will enjoy its own tax holiday to be calculated separately.

        All of our power plants, except for Shidongkou I, Weihai Power Plant, Taicang Power Plant and Huaiyin Power Plant, are subject to a 15% national income tax, without considering the tax holiday described above.

        Value-added Tax Since January 1, 1994, the government has implemented a turnover tax system applicable to FIEs. Under the turnover tax provisions, we have to collect from our electricity customers and pay to the PRC tax authorities a value-added tax ("VAT") on our sales. The tax rate on sales of electricity by us 17% of total sales. The amount of VAT payable by us is this VAT on sales reduced by the VAT paid by us on our purchases of coal, fuel and other inputs.

F. Dividends and paying agents

   Not applicable.

G. Statement by experts

   Not applicable.

H. Documents on display

        We are subject to the information reporting requirements of the Securities Exchange Act and, in accordance with the Act, file certain reports and other information with the SEC. You may read and copy and report, statement or other information filed by us at the SEC's public reference rooms in Washington, D.C., New York and Chicago, Illinois. Please call the SEC at 1-800-0330 for further information on the public reference rooms.

I. Subsidiary Information

   Not applicable.

ITEM 11.    Quantitative and Qualitative Disclosures About Market Risk

        We are exposed to market risk from changes in foreign currency exchange rates, interest rates and fuel prices.

        Foreign currency exchange rate risk exists with respect to (i) our indebtedness denominated in currencies other than Renminbi and (ii) its equipment purchase commitments. Fluctuations in exchange rates may lead to significant fluctuations in the exposure of our foreign currency denominated liabilities.

        We are subject to market rate risks due to fluctuations in interest rates, principally as a result of our indebtedness that bears interests at variable rates. To mitigate our exposure to interest rate risks, we entered into certain interest rate swap agreements for the total notional amount of US$52 million with a weighted average rate of 6.43% per annum. We use such interest rate swap transactions solely for risk hedging purposes. As of December 31, 2002, the notional amount of interest rate swap agreements which we were exposed to was approximately US$52 million.

        We are also exposed to market rate risk due to fluctuations in fuel prices, mainly coal prices. For the year ended December 31, 2002, our total fuel costs were RMB6,916 million and the weighted average unit fuel cost was RMB101.20 per MWh.

        The following table provides information, by maturity date, regarding our foreign currency sensitive financial instruments, which consist of cash and cash equivalent, temporary cash investments, long-term debt obligations, convertible notes and capital commitments as of December 31, 2002.


                                                                     As of December 31, 2002
                                     -----------------------------------------------------------------------------------------
                                                              Expected maturity date                      Total
                                                                                                         recorded
                                                                                                          value     Fair value
                                     -----------------------------------------------------------------------------------------

                                          2003       2004      2005       2006        2007   Thereafter
                                     -----------------------------------------------------------------------------------------
                                                                  (RMB expressed in million, except interest rate)
On-balance sheet financial
instruments
Cash and cash equivalents:
     in US$                               187          -         -          -           -           -        187        187
     in RMB                             2,816          -         -          -           -           -      2,816      2,816
Temporary cash investments:
     in US$                               360          -         -          -           -           -        360        360
     in RMB                               782          -         -          -           -           -        782        782
Debts:
Fixed rate banks and other loans
     (US$)                                566        588       588        588         588       2,616      5,534      5,966
Average interest rate                    6.27%      6.27%     6.27%      6.28%       6.28%       6.28%

Convertible notes (US$)                     -        156         -          -           -           -        156        191
Average interest rate                       -       1.75%        -          -           -           -

Variable rate banks and other
  loans (US$)                           1,607      1,350        81         86          71         389      3,584      3,472
Average interest rate(1)                 2.25%      2.19%     1.63%      1.57%       1.46%       1.38%

Capital commitments (in US$)              245          -         -          -           -           -        245        245

___________________

(1) The interest rates for variable rate banks and other loans are calculated based on the year end indice.

        The following table provides information, by maturity date, regarding our interest rate sensitive financial instruments, which consist of fixed and variable rate short-term and long-term debt obligations, as of December 31, 2002.



                                                                     As of December 31, 2002
                                     -----------------------------------------------------------------------------------------
                                                              Expected maturity date                      Total
                                                                                                         recorded
                                                                                                          value     Fair value
                                     -----------------------------------------------------------------------------------------

                                          2003       2004      2005       2006        2007   Thereafter
                                     -----------------------------------------------------------------------------------------
                                                                  (RMB expressed in million, except interest rate)
Debts

Fixed rate banks and other
  loans                                  807        1,324       963       708         806       3,406       8,014      8,271
Average interest rate                   6.16%        6.16%     6.15%     6.17%       6.16%       6.16%

Convertible notes                          -          156         -         -           -           -         156        191
Average interest rate                      -         1.75%        -         -           -           -

Variable rate banks and other
  loan                                 1,607        1,350        81        86          71          389      3,584      3,472
Average interest rate(1)                2.25%        2.19%     1.63%     1.57%       1.46%        1.38%

___________________

(1) The interest rates for variable rate banks and other loans are calculated based on the year end indice.


ITEM 12. Description of Securities Other than Equity Securities

   Not applicable.

                                   PART II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies

   None.

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

   None.

ITEM 15. Controls and Procedures

      Our principal executive officer and principal financial officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in the Exchange Act Rules 13a-14 and 15d-14) as of May 18, 2003 ("the "Evaluation Date"), and they have concluded that, based on their evaluation, our disclosure controls and procedures are effective as to ensure that material information required to be in this annual report is made known to them by others on a timely basis. There has been no significant change in our internal controls or in other factors that could significantly affect these controls subsequent to the Evaluation Date.

                                   PART III

ITEM 17. Financial Statements

   See pages F-1 through F-67 incorporated by reference.

Item 18. Financial Statements

         Not applicable.

Item 19. Exhibits

       1.1 Amended Articles of Association of Huaneng Power International, Inc., incorporated by reference to Exhibit 1.1 of the Annual Report on Form 20-F for the year ended December 31, 2001 filed with the SEC.

       3.1 Shareholders Agreement dated May 31, 1994, incorporated by reference to Exhibit 9.1 of our Registration Statement on Form F-1, filed with the SEC on August 24, 1994.

       10.1   Section 906 Certifications, furnished.

                     this page is intentionally left blank

                       REPORT OF INDEPENDENT ACCOUNTANTS


TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF HUANENG POWER INTERNATIONAL, INC. (Incorporated in the People's Republic of China with limited liability)


We have audited the accompanying consolidated balance sheets of Huaneng Power International, Inc. (the "Company") and its subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, of cash flows and of changes in shareholders' equity for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the management of the Company and its subsidiaries. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Huaneng Power International, Inc. and its subsidiaries as of December 31, 2002 and 2001 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with International Financial Reporting Standards, as published by the International Accounting Standards Board.

International Financial Reporting Standards vary in certain significant respect from the accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income for each of the three years in the period ended December 31, 2002 and the determination of consolidated shareholders' equity at December 31, 2002 and 2001 to the extent summarized in
Note 42 to the consolidated financial statements.



PricewaterhouseCoopers



Hong Kong
March 12, 2003

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts expressed in thousands of RMB, except per share data)

                                                                       The Company and its Subsidiaries                  The Company
                                                             ------------------------------------------------------    -------------
                                                  Note                     2002                         2001               2000
                                                ----------   ---------------------------------    -----------------    -------------
                                                                  RMB                US$                 RMB               RMB
Operating revenue, net                              5          18,474,469          2,231,944         15,791,362         12,553,254
                                                             --------------    ---------------    ---------------    ---------------

Operating expenses
     Fuel                                                      (6,916,038)          (835,543)        (5,147,364)        (3,840,690)
     Maintenance                                                 (607,951)           (73,448)          (765,712)          (670,994)
     Depreciation                                              (3,533,609)          (426,904)        (3,261,001)        (2,654,413)
     Labor                                                     (1,035,740)          (125,130)          (807,136)          (669,916)
     Transmission fees                                            (35,754)            (4,320)           (36,925)           (17,094)
     Service fees to HIPDC                        7(a)           (263,716)           (31,860)          (307,322)          (310,742)
     Others                                        14            (503,647)           (60,847)          (451,868)          (482,507)
                                                             --------------    ---------------    ---------------    ---------------


Total operating expenses                                      (12,896,455)        (1,558,052)       (10,777,328)        (8,646,356)
                                                             --------------    ---------------    ---------------    ---------------

Profit from operations                                          5,578,014            673,892          5,014,034          3,906,898
                                                             --------------    ---------------    ---------------    ---------------

     Interest income                                               83,015             10,029            113,081             79,723
     Interest expense                                            (561,875)           (67,881)          (867,538)        (1,024,653)
     Bank charges and exchange losses, net                        (31,405)            (3,794)           (41,758)           (34,936)
                                                             --------------    ---------------    ---------------    ---------------
Total financial expenses                                         (510,265)           (61,646)          (796,215)          (979,866)
                                                             --------------    ---------------    ---------------    ---------------

Gain from disposal of investments                                   1,288                156             24,671                  -

Share of loss of associates                        11             (11,145)            (1,346)            (5,381)                 -
                                                             --------------    ---------------    ---------------    ---------------

Profit before tax                                   6           5,057,892            611,056          4,237,109          2,927,032

Income tax expense                                 32            (980,854)          (118,499)          (715,220)          (411,202)
                                                             --------------    ---------------    ---------------    ---------------

Profit before minority interests                                4,077,038            492,557          3,521,889          2,515,830

Minority interests                                 33            (156,034)           (18,851)           (71,231)                 -
                                                             --------------    ---------------    ---------------    ---------------

Net profit attributable to shareholders                         3,921,004            473,706          3,450,658          2,515,830
                                                             ==============    ===============    ===============    ===============

Proposed dividend                                  21            2,040,093           246,468          1,800,000          1,243,000
                                                             ==============    ===============    ===============    ===============

Proposed dividend per share                        21                 0.34              0.04               0.30               0.22
                                                             ==============    ===============    ===============    ===============

Basic earnings per share                           34                 0.65              0.08               0.61               0.45
                                                             ==============    ===============    ===============    ===============

Diluted earnings per share                         34                 0.65              0.08               0.60               0.44
                                                             ==============    ===============    ===============    ===============

The accompanying notes are an integral part of these financial statements.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2002 AND 2001

(Amounts expressed in thousands of RMB)

                                                      Note                           2002                             2001
                                                  ----------------------------------------------------------------------------------
                                                                       RMB                       US$                   RMB
ASSETS

Non-current assets
   Property, plant and equipment, net                  10          41,103,468                  4,965,806              37,557,114
   Investment in an associate                          11             200,960                     24,278                 226,488
   Available-for-sale investments                      13             254,990                     30,806                       -
   Other long-term assets                                           1,067,838                    129,008                 970,759
   Goodwill                                            14             126,560                     15,290                       -
   Less: Negative goodwill                             14          (1,978,227)                  (238,994)             (2,225,505)
                                                              ----------------------------------------------------------------------



         Total non-current assets                                  40,775,589                  4,926,194              36,528,856
                                                              ----------------------------------------------------------------------



Current assets
   Inventories, net                                    15             923,341                    111,551                 718,997
   Other receivables and assets, net                   16             242,905                     29,346                 240,545
   Accounts receivable                                 17           2,361,833                    285,339               1,407,171
   Restricted cash                                                     13,259                      1,602                       -
   Temporary cash investments                          18           1,141,502                    137,908               6,224,070
   Cash and cash equivalents                         35(a)          3,002,601                    362,751               2,173,136
                                                              ----------------------------------------------------------------------

         Total current assets                                       7,685,441                    928,497              10,763,919
                                                              ----------------------------------------------------------------------

         Total assets                                              48,461,030                  5,854,691              47,292,775
                                                              ======================================================================

EQUITY AND LIABILITIES

Shareholders' equity
   4,250,000,000 PRC Domestic Shares, par value
      RMB1.00 each, in form of legal person shares     19           4,250,000                    513,452               4,250,000
   250,000,000 A shares, par value RMB1.00 each        19             250,000                     30,203                 250,000
   1,500,273,960 Overseas Listed Foreign Shares,
      par value RMB1.00 each                           19           1,500,274                    181,252               1,500,000
   Additional paid-in capital                                      10,604,843                  1,281,196              10,137,732
   Dedicated capital                                   20           3,373,423                    407,551               2,659,012
   Equity component of convertible notes               22              44,647                      5,394                 510,506
   Retained earnings                                               10,392,873                  1,255,587               8,986,280
                                                              ----------------------------------------------------------------------

         Total shareholders' equity                                30,416,060                  3,674,635              28,293,530
                                                              ----------------------------------------------------------------------

Minority interests                                     33             910,704                    110,024                 486,261
                                                              ----------------------------------------------------------------------



Non-current liabilities
   Liability component of convertible notes            22             155,999                     18,847                       -
   Long-term loans from shareholders                   23             388,891                     46,983                 777,717
   Long-term bank loans                                24           8,464,521                  1,022,619               8,691,246
   Other long-term loans                               25             331,389                     40,036                 106,799
   Other financial liabilities                         38              19,397                      2,343                  14,875
   Deferred tax liabilities                            29             121,853                     14,721                       -
                                                              ----------------------------------------------------------------------

         Total non-current liabilities                              9,482,050                  1,145,549               9,590,637
                                                              ----------------------------------------------------------------------



Current liabilities
   Accounts payable and other liabilities              26           3,734,350                    451,156               2,657,223
   Taxes payable                                       27             620,189                     74,926                 521,193
   Due to HIPDC                                       7 i             100,475                     12,139                  36,584
   Due to other related parties                                             -                          -                   3,225
   Staff welfare and bonus payable                                    233,566                     28,217                 376,193
   Short-term loans                                    28             550,000                     66,447                  40,000
   Current portion of long-term loans from
      shareholders                                     23             388,891                     46,983                  15,565
   Current portion of long-term bank loans             24           1,928,732                    233,015               2,630,008
   Current portion of other long-term loans            25              96,013                     11,600                 283,273
   Liability component of convertible notes            22                   -                          -               1,703,443
   Put option of convertible notes                     22                   -                          -                 655,640
                                                              ----------------------------------------------------------------------

         Total current liabilities                                  7,652,216                    924,483               8,922,347
                                                              ----------------------------------------------------------------------

         Total equity and liabilities                              48,461,030                  5,854,691              47,292,775
                                                              ======================================================================

The accompanying notes are an integral part of these financial statements.


HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts expressed in thousands of RMB)


                                                                                   The Company and its Subsidiaries     The Company
                                                                                  ------------------------------------- ----------
                                                                          Note              2002              2001          2000
                                                                         -------- ------------------------   ----------  ----------
                                                                                   RMB             US$        RMB            RMB
CASH FLOWS FROM OPERATING ACTIVITIES
   Profit before tax                                                               5,057,892      611,056     4,237,109   2,927,032
   Adjustments to reconcile profit before tax to net cash
       provided by operating activities:
      Depreciation                                                                 3,533,609      426,904     3,261,001   2,654,413
      Amortization of prepaid land use rights                                         16,847        2,035        14,359      12,536
      Amortisation of goodwill and negative goodwill                                (246,128)     (29,735)     (247,279)          -
      Amortisation of other long-term assets                                          24,112        2,913        19,600      15,657
      Provision for bad debts                                                         15,826        1,912         1,030       4,588
      (Reversal of provision)/provision for inventory
           obsolescence                                                                 (945)        (114)         2,57      10,608
      Gain from disposal of available-for-sale investments                            (1,288)        (156)      (24,671)          -
      Loss on disposals of fixed assets                                               31,980        3,864        36,592      50,879
      Unrealised exchange gain                                                         4,846          585        (1,429)     (2,709)
      Unrealised loss on put option of convertible notes                   22              -            -        46,562           -
      Unrealised (gain)/loss on interest rate swaps                                   (2,179)        (263)       14,875           -
      Share of loss of associates                                                     11,145        1,346         5,381           -
      Interest income                                                                (83,015)     (10,029)     (113,081)    (79,723)
      Interest expenses                                                              561,875       67,881       867,538   1,024,653
   Changes in working capital:
      Restricted cash                                                                (13,259)      (1,602)            -           -
      Accounts receivable                                                           (496,559)     (59,990)      (28,510)    207,299
      Inventories                                                                    (39,272)      (4,745)      (62,063)    (30,928)
      Other receivables and assets                                                    92,579       11,185        20,228    (112,103)
      Due from HIPDC                                                                       -            -             -      28,583
      Accounts payable and other liabilities                                         279,019       33,709      (370,300)   (359,046)
      Taxes payable                                                                   44,070        5,324       (57,289)     36,087
      Due to hipdc                                                                    65,891        7,960       (93,574)    130,158
      Due to other related parties                                                    (3,225)        (390)      (49,118)          -
      Staff welfare and bonus payable                                               (152,033)     (18,367)     (199,973)    123,622
   Interest paid                                                                    (733,600)     (88,628)     (715,846)   (649,193)
   Income tax paid                                                                  (984,047)    (118,885)     (799,669)   (428,693)
   Interest received                                                                  95,577       11,547       154,847      79,641
                                                                                  ------------  ----------   -----------  ----------
            Net cash provided by operating activities                              7,079,718      855,317     5,918,896   5,643,361
                                                                                  ------------  ----------   -----------  ----------



                                                                                                              (To be Continued)

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS (CONT'D)
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts expressed in thousands of RMB)

                                                                                The company and its Subsidiaries        The Company
                                                                                --------------------------------------  ------------
                                                                        Note              2002               2001         2000
                                                                       -------- ------------------------   ----------   ------------
                                                                                  RMB            US$          RMB          RMB
CASH FLOWS FROM INVESTING ACTIVITIES
   Purchase of property, plant and equipment                                     (1,594,210)   (192,600)   (2,870,858)    (351,966)
   Proceeds from disposals of fixed assets                                           41,567       5,022        32,904       17,872
   Decrease in other long-term assets                                                 3,412         412        81,646       (1,050)
   Decrease (increase) in temporary cash investments                              5,082,568     614,037    (4,665,290)     955,619
   Proceeds from disposal of investments                                              2,390         289       384,569      (60,000)
   Cash consideration paid for available-for-sale investment             13        (254,990)    (30,806)            -            -
   Repayment of payable to Nanjing Investment                                             -           -      (141,641)    (100,000)
   Cash consideration paid for the Acquisition of Four Power
      Plants                                                            3(b)     (2,050,000)   (247,665)            -            -
   Direct costs of the Acquisition of Four Power Plants paid            3(b)        (17,042)     (2,059)            -            -
   Cash consideration paid for the acquisition of minority interest
      of the Jining Power Plant                                         3(c)       (109,435)    (13,221)            -            -
   Cash consideration paid for the Acquisition of additional
      interest of three power plants                                    3(d)       (600,000)    (72,487)            -            -
   Cash inflow from the acquired power plants                                       569,841      68,843             -            -
   Net cash inflow from the Acquisition of Shandong Huaneng             3(a)              -           -     2,635,695            -
   Prepayment of consideration for Shandong Huaneng acquisition                           -           -             -   (5,767,898)
   Expenditures for Shandong Huaneng acquisition                        3(a)              -           -       (21,561)     (10,096)
                                                                                -------------  ---------   ------------ ------------

            Net cash provided by (used in) investing activities                   1,074,101     129,765    (4,564,536)  (5,317,519)
                                                                                -------------  ---------   ------------ ------------

cash flows from financing activities
   Drawdown of short-term loans                                                     120,000      14,497     1,300,000    1,511,000
   Repayment of short-term loans                                                   (190,000)    (22,955)   (2,560,000)    (261,000)
   Repayment of long-term loans from shareholders                                   (15,565)     (1,880)     (208,538)    (737,270)
   Drawdown of long-term bank loans                                                 173,379      20,946     1,604,100      165,215
   Repayment of long-term bank loans                                             (2,954,748)   (356,970)   (2,233,721)    (941,989)
   Repayment of other long-term loans                                              (283,683)    (34,272)     (575,179)     (58,123)
   Dividend paid to shareholders of the Company                                  (1,800,000)   (217,462)   (1,266,317)    (508,500)
   Dividend paid to minority shareholders of the subsidiaries                      (138,947)    (16,787)            -            -
   Redemption of convertible notes                                               (2,234,790)   (269,990)            -            -
   Net proceeds from issuance of Domestic Shares                         19               -           -     2,770,058            -
                                                                                -------------  ---------   ------------ ------------

            Net cash used in financing activities                                (7,324,354)   (884,873)   (1,169,597)    (830,667)
                                                                                -------------  ---------   ------------ ------------

NET INCREASE IN CASH AND CASH EQUIVALENTS                                           829,465     100,209       184,763     (504,825)
Cash and cash equivalents, beginning of year                                      2,173,136     262,542     1,988,373    2,493,198
                                                                                -------------  ---------   ------------ ------------

CASH AND CASH EQUIVALENTS, END OF YEAR                                  35(a)     3,002,601     362,751     2,173,136    1,988,373
                                                                                =============  =========   ============ ============

The accompanying notes are an integral part of these financial statements.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts expressed in thousands of RMB)

                                                                                                     Equity
                                               Additioal                                           Component of
                                    Share       Paid-in                                            Convertible
                                   Capital      Capital                                               Notes     Retained
                                   (Note19)     (Note19)         Dedicated Capital (Note 20)         (Note 22   Earnings     Total
                                   --------------------------------------------------------------------------------------   -------
                                                           Statutory and
                                                           discretionary   Statutory
                                                          surplus reserve   public
                                                               fund       welfare fund  Sub-total
                                                          -------------------------------------
Balance at January 1, 2000           5,650,000    7,717,674  1,268,241     291,720     1,559,961  510,506     6,334,264  21,772,405

Dividend declared                            -            -          -           -             -        -      (508,500)   (508,500)
Net profit for the year ended
   December 31, 2000                         -            -          -           -             -        -     2,515,830   2,515,830
Transfer to dedicated capital                -            -    264,423     198,317       462,740        -      (462,740)          -
                                   ------------------------------------------------------------------------------------- -----------

Balance at December 31, 2000         5,650,000    7,717,674  1,532,664     490,037     2,022,701  510,506     7,878,854  23,779,735

Effect of adoption of IAS 39 (Note
   22)                                       -            -          -           -             -        -      (463,921)   (463,921)
Dividend relating to 2000                    -            -          -           -             -        -    (1,243,000) (1,243,000)
Net profit for the year ended
   December 31, 2001                         -            -          -           -             -        -     3,450,658   3,450,658
Transfer to dedicated capital                -            -    363,606     272,705       636,311        -      (636,311)          -
Issuance and sale of 350,000,000
   new Domestic Shares, net of
   direct issuance costs (Note 19)     350,000    2,420,058          -           -             -        -             -   2,770,058
                                   ------------------------------------------------------------------------------------- -----------

Balance at December 31, 2001         6,000,000   10,137,732  1,896,270     762,742     2,659,012  510,506     8,986,280  28,293,530

Dividend relating to 2001                    -            -          -           -             -        -    (1,800,000) (1,800,000)
Net profit for the year ended
   December 31, 2002                         -            -          -           -             -        -     3,921,004   3,921,004
Conversion of convertible notes to
   share capital (Note 22)                 274        1,696          -           -             -     (444)            -       1,526
Redemption of convertible notes
   (Note 22)                                 -      465,415          -           -             - (465,415)            -           -
Transfer from statutory public
   welfare fund to discretionary
   surplus reserve fund                      -            -     15,398     (15,398)            -        -             -           -
Transfer to dedicated capital                -            -    408,235     306,176       714,411        -      (714,411)          -
                                   ------------------------------------------------------------------------------------- -----------

Balance at December 31, 2002         6,000,274   10,604,843  2,319,903   1,053,520     3,373,423   44,647    10,392,873  30,416,060
                                   ===================================================================================== ===========



The accompanying notes are an integral part of these financial statements.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in RMB unless otherwise stated)



1. Company Organization and Principal Activities

   Huaneng Power International, Inc. (the "Company") was incorporated in the People's Republic of China (the "PRC") as a Sino-foreign joint stock limited company on June 30, 1994. As of December 31, 2002, the Company and its subsidiaries had 15,222 employees (2001: 9,350 employees; 2000: 5,602 employees).

   The Company and its subsidiaries are principally engaged in the generation and sale of electric power to the respective regional or provincial power companies.

   Particulars of the Company's, its subsidiaries' and its associate's power plants are as follows:

                                     Operating Plants                              Total installed
                                                                                   capacity of the
                                                                                    Company, its    Equity portion of     Province/
                                                                                  subsidiaries and  total capacity of   Municipality
                                                                                   associate (MW)    the Company (MW)     located
-------------------------------------------------------------------------------- ------------------ --------------------------------
Wholly owned power plants Five original operating plants:
   Huaneng Dalian Power Plant (the "Dalian Power Plant")                                 700               700          Liaoning
   Huaneng Shangan Power Plant (the "Shangan Power Plant")                               700               700            Hebei
   Huaneng Nantong Power Plant (the "Nantong Power Plant")                               700               700           Jiangsu
   Huaneng Fuzhou Power Plant (the "Fuzhou Power Plant")                                 700               700           Fujian
   Huaneng Shantou Oil-Fired Plant (the "Shantou Oil-Fired Power Plant")                 100               100          Guangdong
New operating plants:
   Huaneng Shantou Coal-Fired Power Plant (the "Shantou Power Plant")                    600               600          Guangdong
   Huaneng Shangan Power Plant Phase II ( the "Shangan Phase II")                        600               600            Hebei
   Huaneng Shanghai Shidongkou Second Power Plant (the "Shanghai Power Plant")         1,200             1,200          Shanghai
   Huaneng Dalian Power Plant Phase II (the "Dalian Phase II")                           700               700          Liaoning
   Huaneng Dandong Power Plant (the "Dandong Power Plant")                               700               700          Liaoning
   Huaneng Nantong Power Plant Phase II (the "Nantong Phase II")                         700               700           Jiangsu
   Huaneng Fuzhou Power Plant Phase II (the "Fuzhou Phase II")                           700               700           Fujian
   Huaneng Nanjing Power Plant (the "Nanjing Power Plant")                               600               600           Jiangsu
   Huaneng Dezhou Power Plant (the "Dezhou Power Plant")                               2,520             2,520          Shandong
   Huaneng Jining Power Plant (the "Jining Power Plant") (Note 3(c))                     300               300          Shandong
   Huaneng Changxing Power Plant (the "Changxing Power Plant) (Note 3(b))                250               250          Zhejiang
   Shanghai Shidongkou Power Limited Company (the "Shidongkou First Power
      Plant") (Note 3(b)(d))                                                           1,200             1,200          Shanghai
Subsidiaries:
   Huaneng Weihai Power Plant (the "Weihai Power Plant")                                 850               510          Shandong
   Suzhou Industrial Park Huaneng Power Limited Liability Company (the
       "Taicang Power Company") (Note 3(b)(d))                                           600               450           Jiangsu
   Jiangsu Huaneng Huaiyin Power Limited Company (the "Huaiyin Power
      Company") (Note 3(b)(d))                                                           400               255           Jiangsu
Associate:
   Shandong Rizhao Power Company Ltd. (the "Rizhao Power Company")                       700               178          Shandong
                                                                                 ----------------- -----------------

Total                                                                                 15,520               14,363
                                                                                 ================= =================

The parent company and ultimate parent company of the Company are Huaneng International Power Development Corporation ("HIPDC") and China Huaneng Group Corporation ("Huaneng Group") respectively. Both companies are incorporated in the PRC.

2. Accounting Policies

      The principal accounting policies adopted in the preparation of these consolidated financial statements are set out below:

      (a) Basis of preparation

                  The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") effective as of December 31, 2002 under the historical cost convention. This basis of accounting differs from that used in the preparation of the statutory financial statements of the Company and its subsidiaries ("PRC statutory financial statements"). The PRC statutory financial statements of the Company and its subsidiaries comprising the financial statements have been prepared in accordance with the relevant accounting principles and regulations applicable to the Company and its subsidiaries, as appropriate in the PRC. Appropriate adjustments have been made to the PRC statutory financial statements to conform with IFRS. Differences arising from the restatement have not been incorporated in the statutory accounting records of the Company and its subsidiaries.

                  The consolidated financial statements are expressed in Renminbi ("RMB''), the national currency of the PRC. Solely for the convenience of the reader, the December 31, 2002 financial statements have been translated into United States dollars (US$) at the rate of US$1.00=Rmb8.2773 announced by the People's Bank of China on December 31, 2002. No representation is made that Renminbi amounts could have been, or could be, converted into United Stated dollars at that rate on December 31, 2002, or at any other certain rate.

                  The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of current events and actions, actual results ultimately may differ from those estimates.

                  The Company and its subsidiaries adopted IAS 39 Financial
                  Instruments: Recognition and Measurement in 2001 (see Note 2(u) and Note 22). The financial effects of adopting these standards were reported in the 2001 year's consolidated financial statements.

      (b) Principles of consolidation


                  (i)   Subsidiaries

                  Subsidiaries, which are those entities in which the Company has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies are consolidated.

                  Subsidiaries are consolidated from the date on which control is transferred to the Company and are no longer consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the net assets of the subsidiary acquired is recorded as goodwill. See Note 2(f) for the accounting policy on goodwill. Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated; unrealized losses are also eliminated unless cost cannot be recovered. Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Company.

                  Details of the Company's subsidiaries are set out in Note 12.

                  (ii)  Associates
                  ----------------
                  Associates are entities over which the Company generally has between 20% and 50% of the voting rights, or over which the Company has significant influence, but which it does not control. Investments in associates are accounted for by the equity method of accounting. Under this method the company's share of the post-acquisition profits or losses of associates is recognized in the income statement and its share of post-acquisition movements in reserves is recognized in reserves. The cumulative post-acquisition movements are adjusted against the cost of the investment. Unrealized gains on transactions between the Company and its associates are eliminated to the extent of the Company's interest in the associates; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. When the Company's share of losses in an associate equals or exceeds its interest in the associates, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the associates.

                  Details of the Company's associate are set out in Note 11.

      (c) Foreign currency translation

                  (i)  Measurement currency
                  -------------------------
                  Items included in the financial statements of each entity in the Company and its subsidiaries are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity ("the measurement currency").The consolidated financial statements are presented in Renminbi ("RMB"), which is the measurement currency of the Company and its subsidiaries.

                  (ii)  Transactions and balances
                  -------------------------------
                  Foreign currency transactions are translated into the measurement currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies, are recognized in the income statement.

                  Translation differences on debt securities and other monetary financial assets measured at fair value are included in foreign exchange gains and losses.

      (d) Property, plant and equipment

                  Property, plant and equipment are stated at historical cost less accumulated depreciation and accumulated impairment loss. When assets are sold or retired, their cost and accumulated depreciation and accumulated impairment loss are eliminated from the accounts and any gain or loss resulting from their disposal is included in the income statement.

                  The initial cost of property, plant and equipment comprises its purchase price, including import duties and non-refundable purchase taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use.

                  Expenditures incurred after the property, plant and equipment have been put into operation, such as repairs and maintenance and overhaul costs, are normally charged to income statement in the period the costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment beyond its originally assessed standard of performance, the expenditures are capitalized as an additional cost of property, plant and equipment.

                  Depreciation is calculated on a straight-line basis to write off the cost, after taking into account the estimated residual value, of each asset over its estimated useful life. The estimated useful lives are as follows:

                 Buildings                                    22 years
                 Electric utility plant in service          8-27 years
                 Transportation facilities                 13-27 years
                 Others                                     6-13 years

                  The useful life and depreciation method are reviewed periodically to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from items of property, plant and equipment.

                  Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.

                  Construction-in-progress represents plant and properties under construction and is stated at cost. This includes the costs of construction, plant and machinery and other direct costs. Construction-in-progress is not depreciated until such time as the relevant asset is completed and ready for its intended use.

      (e)         Investments

                  The Company and its subsidiaries adopted IAS 39, Financial instruments: Recognition and Measement on January 1, 2001. Accordingly, investments in debt and equity securities are classified into the following categories: trading, held-to-maturity and available-for-sale. The classification is dependent on the purpose for which the investments were acquired. Management determines the classification of its investments at the time of the purchase and re-evaluates such designation on a regular basis. Investments that are acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading investments and included in current assets; for the purpose of these financial statements short term is defined as 3 months. Investments with a fixed maturity that management has the intent and ability to hold to maturity are classified as held-to-maturity and are included in non-current assets, except for maturities within 12 months from the balance sheet date which are classified as current assets. Investments intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, are classified as available-for-sale; and are included in non-current assets unless management has the express intention of holding the investment for less than 12 months from the balance sheet date or unless they will need to be sold to raise operating capital, in which case they are included in current assets.

                  Purchases and sales of investments are recognized on the trade date, which is the date that the Company and its subsidiaries commits to purchase or sell the asset. Cost of purchase includes transaction costs. Trading and available-for-sale investments are subsequently carried at fair value. Held-to-maturity investments are carried at amortised cost, which is the amount at which the investment was measured at initial recognition less principal repayments, plus or minus the amortization of any difference between that initial amount and maturity amount by using the effective yield method. Realized and unrealized gains and losses arising from changes in the fair value of trading investments are included in the income statement in the period in which they arise. Unrealized gains and losses arising from changes in the fair value of securities classified as available-for-sale are recognized in equity. The fair values of investments are based on quoted bid prices or amounts derived from cash flow models. Fair values for unlisted equity securities are estimated using applicable price/earnings or price/cash flow ratios refined to reflect the specific circumstances of the issuer. Equity securities for which fair values cannot be measured reliably are recognized at cost less impairment. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the income statement as gains and losses from investment securities.

      (f)         Goodwill and negative goodwill

                  Goodwill represents the excess of the cost of an acquisition over the fair value of the Company's share of the net assets of the acquired subsidiary/associate at the date of acquisition, and negative goodwill represents the excess of the fair value of the Company's share of the net assets of the acquired subsidiary/associate over the cost of an acquisition at the date of acquisition.

                  Goodwill and negative goodwill are amortized using the straight-line method over its estimated useful life and recognized in the income statement as other operating expenses. Management determines the estimated useful life of goodwill and negative goodwill based on the remaining weighted average useful life of the identifiable acquired depreciable/amortizable assets of the respective power plant at the time of the acquisition.

                  At each balance sheet date the Company assesses whether there is any indication of impairment. If such indications exist, an analysis is performed to assess whether the carrying amount of goodwill is fully recoverable. A write down is made if the carrying amount exceeds the recoverable amount.

      (g)         Impairment of long-lived assets

                  Property, plant and equipment and other non-current assets, including goodwill and intangible assets are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount of the asset exceeds its recoverable amount which is the higher of an asset's net selling price and value in use. The net selling price is the amount obtainable from the sale of an asset in an arm's length transaction less the cost of disposal while value in use is the present value of estimated future cash flow expected arise from the continuing use of an asset and from its disposal at the end of its useful life. For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows.


      (h)         Inventories

                  Inventories consist of fuel, materials and supplies. They are stated at the lower of weighted average costs or net realizable values after provision for obsolete items, and are expensed to fuel costs or repairs and maintenance when used, or capitalized to fixed assets when installed, as appropriate. Cost of inventories includes direct material cost and transportation expenses incurred in bringing the inventories to the working locations.

      (i)         Receivables

                  Receivables are carried at original invoice amount less provision made for impairment of these receivables. A provision for impairment of receivables is established when there is an objective evidence that the Company and its subsidiaries will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the carrying amount and the recoverable amount, being the present value of expected cash flows, discounted at the market rate of interest for similar borrowers.

      (j)         Temporary cash investments

                  Temporary cash investments are cash invested in fixed-term deposits with original maturities ranging from more than 3 months to one year. Temporary cash investments are classified as held-to-maturity investments and are carried at amortized cost (see Note 2(e)).

      (k)         Cash and cash equivalents


                  Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of 3 months or less.

      (l)         Borrowings and convertible notes

                  Borrowings are recognized initially at the proceeds received, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost using the effective yield method; any difference between proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings.

                  The proceeds received on the issue of the convertible notes were allocated into liability and equity components. Upon initial recognition, the liability component represents the present value, at the issuance date, of the contractually determined stream of cash flows discounted at the market interest rate for instruments of comparable credit status providing substantially the same cash flows, on the same terms, but without the conversion option. The equity component is then determined by deducting the liability component from the proceeds received on the issue of the notes. After the initial recognition, the liability component is measured at amortized cost.

                  As further discussed in Note 22, the convertible notes were issued at par with a put option allowing the investors to redeem the notes at a premium for cash at 128.575% of the par value on May 21, 2002. The put option is accounted for as an embedded derivative and separated from the host contract. This embedded derivative is carried at fair value, with changes in fair value included in the income statement (See Note 2(u)).

      (l)         Borrowings and convertible notes (cont'd)

                  The accounting treatments of the convertible notes prior to the adoption of IAS 39 on January 1, 2001 is set out in
                  Note 22.

      (m)         Provisions

                  Provisions are recognized when the Company and its subsidiaries have a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Company and its subsidiaries expect a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain.

      (n)         Equity transaction costs

                  Incremental external costs directly attributable to the issue of new shares, other than in connection with business combinations, are shown in equity as a deduction, net of tax, from the proceeds. Share issue costs incurred, if any, directly in connection with a business combination are included in the cost of acquisition.

       (o)        Revenue and income recognition

                  Revenue and income are recognized when it is probable that the economic benefits associated with the transaction will flow to the Company and its subsidiaries and the amount of the revenue and income can be measured reliably.

                  (i)   Operating revenue, net
                  ----------------------------
                  Net operating revenue represents amounts earned for electricity generated and transmitted to the respective regional or provincial power companies (net of value added tax ("VAT") and deferred revenue). Revenues are earned and recognized upon transmission of electricity to the power grid controlled and owned by the respective power companies.

                  Under the tariff setting mechanism applicable to the Company and its subsidiaries (except for the power plants acquired in 2001 and 2002 (Note3)), major repairs and maintenance determined on the basis of 1% of the fixed asset cost is recovered through the current power rates. The Company estimates that, over the useful life of its power plants, this basis would approximate the total expenses for major repair and maintenance actually incurred. In a particular year, to the extent that the actual repair and maintenance expenses incurred are less than the amount determined on the above basis, the difference represents revenue collected in excess of actual expenses incurred. Such difference is recorded as deferred revenue (Note 26). For the power plants acquired in 2001 and 2002, as there is no similar provision in their tariff setting formula, no deferred revenue is recorded.

      (o)         Revenue and Income Recognition(cont'd)

                  (ii)  Interest income
                  ---------------------
                  Interest income from deposits in banks or other financial institutions is recognized on a time proportion basis that reflects the effective yield on the assets.

      (p)         Borrowing costs

                  Borrowing costs generally are expensed as incurred. Borrowing costs are capitalized as part of the cost of property, plant and equipment, if they are directly attributable to the acquisition, construction or production of a qualifying asset. Capitalization of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalized until the assets are substantially ready for their intended use. Borrowing costs include interest charges and other costs incurred in connection with the borrowing of funds, including exchange differences arising from foreign currency borrowings used to finance these projects to the extent that they are regarded as an adjustment to interest costs.

      (q)         Operating leases

                  Leases where a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

      (r)         Taxation

                  (i)   VAT
                  ---------
                  Under the relevant PRC tax laws, the Company and its subsidiaries are subject to VAT. The Company and its subsidiaries are subject to output VAT levied at 17% of the Company's and its subsidiaries' operating revenue. The input VAT can be used to offset the output VAT levied on operating revenue to determine the net VAT payable. Because the VAT is a tax on the customer and the Company and its subsidiaries collect such tax from the customers and pay such tax to the suppliers on behalf of the tax authority, the VAT has not been included in operating revenues or operating expenses.

                  (ii)  Income Tax
                  ----------------
                  Effective from January 1, 1999, in accordance with the practice notes on the PRC income tax laws applicable to Sino-foreign enterprises investing in energy and transportation infrastructure businesses, the reduced income tax rate of 15% (after the approval of State Tax Bureau) are applicable across the country.

                  Except for power plants acquired in 2001 and 2002 and Shangan Phase II project, all the other power plants of the Company are exempted from PRC income tax for two years starting from the first profit-making year (after covering any accumulated deficits) followed by a 50% reduction of the applicable tax rate for the next three years ("tax holiday").

                  The tax holiday of the five original operating plants, the Shantou Coal-Fired Plant, the Shanghai Power Plant and the Nanjing Power Plant had already expired prior to 2002. The tax holiday of the remaining operating plants will expire in 2003.

                  (ii)  Income Tax (cont'd)
                  -------------------------

                  The statutory income tax is assessed on an individual power plant basis, based on each of their results of operations. The commencement dates of tax holiday of each power plant are individually determined. The statutory income tax rates applicable to the head office and the individual power plants, after taking the effect of tax holidays into consideration, are summarized below:

                                                                                  2002              2001                  2000
                                                                               ------------  ------------------  -------------------
                  Head Office                                                     15.0%              15.0%                 15.0%
                  Dalian Power Plant (including Dalian Phase II)                  18.0%              15.0%                 15.0%
                  Shangan Power Plant                                             18.0%              16.5%                 16.5%
                  Shangan Phase II *                                               9.0%               9.0%              Exempted
                  Nantong Power Plant (including Nantong Phase II)                15.0%              15.0%                 15.0%
                  Fuzhou Power Plant (including Fuzhou Phase II)                  15.0%              15.0%                 15.0%
                  Shantou Oil-Fired Plant                                         15.0%              15.0%                 15.0%
                  Shantou Power Plant                                              7.5%               7.5%                  7.5%
                  Shanghai Power Plant                                            16.5%              16.5%                 16.5%
                  Nanjing Power Plant                                             15.0%               7.5%                  7.5%
                  Dandong Power Plant                                                  -                  -                     -
                  Shandong Branch **                                              17.0%              17.0%           Not applicable
                  Dezhou Power Plant **                                           17.0%              17.0%           Not applicable
                  Jining Power Plant **                                           15.0%              33.0%           Not applicable
                  Changxing Power Plant **                                        16.5%        Not applicable        Not applicable
                  Shidongkou First Power Plant **                                 33.0%        Not applicable        Not applicable
                  Weihai Power Plant **                                           33.0%              33.0%           Not applicable
                  Taicang Power Company **                                        33.0%        Not applicable        Not applicable
                  Huaiyin Power Company **                                        33.0%        Not applicable        Not applicable

                  * In accordance with Guo Shui Han [2000] No. 194, the tax holiday of the Shangan Phase II is determined separately from the Shangan Power Plant. The Shangan Phase II is entitled to a tax holiday starting from the first profit making year (after covering any accumulated deficits). The excess income tax paid by Shangan Phase II for the year ended December 31, 1999 was refunded to the Company in 2000.

                  ** Not applicable as they were not subsidiaries or branches of the Company in 2001 and/or 2000.

                        The income tax charge is based on profit for the year and after considering deferred taxation.

                        Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Currently enacted tax rates are used in the determination of deferred income tax. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised. Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

      (s)         Employee benefits

                  Pension obligations

                  The Company and its subsidiaries have various defined contribution plans in accordance with the local conditions and practices in the provinces in which they operate. A defined contribution plan is a pension plan under which the Company and its subsidiaries pay fixed contributions into a separate entity (a fund) and will have no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees benefits relating to employee service in the current and prior periods.

                  For defined contribution plans, the Company and its subsidiaries pay contributions to publicly administered pension insurance plans on a mandatory, contractual or voluntary basis. Once the contributions have been paid, the Company and subsidiaries have no further payment obligations. The regular contributions constitute net periodic costs for the year in which they are due and as such are included in staff costs.

      (t)         Related parties

                  Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.


       (u)        Financial instruments

                  Financial instruments are classified as liabilities or equity in accordance with the substance of the contractual arrangement. Interest, dividends, gains and losses relating to a financial instrument classified as a liability, are reported as expense or income. Distributions to holders of financial instruments classified as equity are charged directly to equity. When the rights and obligations regarding the manner of settlement of financial instruments depend on the occurrence or non-occurrence of uncertain future events or on the outcome of uncertain circumstances that are beyond the control of both the issuer and the holder, the financial instrument is classified as a liability unless the possibility of the issuer being required to settle in cash or another financial asset is remote at the time of issuance, in which case the instrument is classified as equity.

                  Financial instruments are reviewed for impairment at each balance sheet date. For financial assets carried at amortized cost, whenever it is probable that the Company and its subsidiaries will not collect all amounts due according to the contractual terms of loans, receivables or held-to-maturity investments, an impairment or bad debt loss is recognized in the income statement. Reversal of impairment losses previously recognized is recorded when the decrease in impairment loss can be objectively related to an event occurring after the write-down. Such reversal is recorded in income. However, the increased carrying amount is only recognized to the extent it does not exceed what amortized cost would have been had the impairment not been recognized.

      (v)         Contingencies

                  Contingent liabilities are not recognized in the financial statements. They are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. A contingent asset is not recognized in the financial statements but disclosed when an inflow of economic benefits is probable.


      (w)         Dividends

                  Dividends are recorded in the financial statements of the Company and its subsidiaries in the period in which they are approved by the shareholders of the Company.


      (x)         Comparatives

                  When necessary, comparative figures have been reclassified to conform with changes in the presentation in the current year.

3. ACQUISITIONS

      (a) Acquisition of Shandong Huaneng
      -----------------------------------

      On July 18, 2000, the Company and Shandong Huaneng Power Development Co., Ltd ("Shandong Huaneng") entered into an agreement under which the Company acquired the net assets of Shandong Huaneng. The shareholders of Shandong Huaneng were entitled to RMB1.34 per ordinary A share or US$0.1618 per ordinary N share (the "Acquisition of Shandong Huaneng"). The total consideration of the Acquisition was approximately RMB5,768 million paid in cash. Direct costs relating to the acquisition amounted to approximately RMB32 million.

      Before the Acquisition of Shandong Huaneng, Shandong Huaneng owned and operated the net assets of Dezhou Power Plant and held 60%, 75% and 25.5% equity interests in Weihai Power Plant, Jining Power Plant and Rizhao Power Company, respectively. These power plants own coal-fired power generating facilities in the Shandong province and sell all the power generated to Shandong Electricity Power Group Corporation ("SEPCO"). After obtaining all the necessary government approvals on the Acquisition of Shandong Huaneng, the Company took over the control of the net assets and operation of Shandong Huaneng from January 1, 2001.

      The purchase method of accounting is used for the Acquisition of Shandong Huaneng. The acquired identifiable assets and liabilities are recorded based on their respective fair values on January 1, 2001. The Company estimated that the fair value of the net identifiable assets and liabilities of Shandong Huaneng on that date was approximately RMB8,272 million. Such estimation was made by the Company based on the recoverability and realizability of each asset and liability. On the above basis, the resulting negative goodwill amounted to approximately RMB2,473 million (Notes 14), which is amortized over the remaining weighted average useful life of the identifiable acquired depreciable/amortizable assets (ie.10 years) on the straight-line basis, starting from January 1, 2001.

      --------------------------------------------

                                                                                                              RMB'000
                                                                                                   ------------------------------
      Property, plant and equipment, net                                                                          6,427,841
      Land use rights                                                                                               170,807
      Investment in an associate                                                                                    231,869
      Other long-term assets                                                                                         99,210
      Inventories                                                                                                    95,769
      Other current assets                                                                                          238,414
      Short-term investments                                                                                        301,000
      Accounts receivable                                                                                           182,589
      Temporary cash investment                                                                                   1,263,855
      Cash and cash equivalents                                                                                   2,635,695
      Minority interest                                                                                            (240,083)
      Long-term loans                                                                                            (1,808,458)
      Current liabilities                                                                                        (1,326,169)
                                                                                                   ------------------------------
                                                                                                                  8,272,339
      Less:      Negative goodwill                                                                               (2,472,784)
      Less:      Direct costs of acquisition                                                                        (31,657)
                                                                                                   ------------------------------

      Total consideration                                                                                         5,767,898
                                                                                                   ==============================

      Net cash inflow in 2001 from the acquisition of Shandong Huaneng                                            2,635,695
                                                                                                   ==============================

      (b) Acquisition of the Four Power Plants
      ----------------------------------------

      On May 9, 2002, the Company entered into an agreement with Huaneng Group under which the Company agreed to acquire from Huaneng Group 70% equity interest in Shidongkou First Power Plant, 70% equity interest in Taicang Power Company, 44.16% equity interest in Huaiyin Power Company and all of the assets and liabilities of Changxing Power Plant (the "Acquisition of the Four Power Plants"). The total consideration for the Acquisition of the Four Power Plants was RMB2,050 million paid in cash. Direct costs relating to the acquisition amounted to approximately RMB18 million.

      The Acquisition of the Four Power Plants became effective on July 1, 2002 when the Company obtained the ownership and control over the relevant assets, after obtaining the necessary government approvals on the acquisition and making payment of the purchase consideration on that date.

      ---------------------------------------------

      The purchase method of accounting is used for the Acquisition of the Four Power Plants. The acquired identifiable assets and liabilities are recorded based on their respective fair values on July 1, 2002. The proportionate share of the fair value of the net identifiable assets and liabilities of the Four Power Plants on that date, before the subsequent acquisition of additional interests of some of the power plants as described in Note 3(d), was approximately RMB2,047 million. The resulting goodwill on acquisition amounts to approximately RMB21 million, which is amortized over the remaining weighted average useful life of the identifiable acquired depreciable/amortizable assets on the straight-line basis, starting from July 1, 2002.

                                                                                                                RMB'000
                                                                                                   ---------------------------------
     Property, plant and equipment, net                                                                           4,295,712
     Investment in an associate                                                                                     271,598
     Other long-term assets                                                                                         109,504
     Inventories                                                                                                    115,944
     Other current assets                                                                                            22,166
     Accounts receivable                                                                                            386,721
     Cash and cash equivalents                                                                                      431,257
     Minority interest                                                                                             (582,731)
     Long-term loans                                                                                             (2,009,735)
     Deferred tax liabilities                                                                                       (81,107)
     Current liabilities                                                                                           (911,835)
                                                                                                   ---------------------------------
                                                                                                                  2,047,494
     Add: Goodwill                                                                                                   20,916
     Less: Direct costs of acquisition                                                                              (18,410)
                                                                                                   ---------------------------------

     Total Consideration paid in 2002                                                                             2,050,000

     Add: Direct costs of acquisition paid in 2002                                                     17,042
     Less: Cash inflow from the acquired power plants                                                  (431,257)
                                                                                                   ---------------------------------
     Net cash outflow in 2002 from the acquisition of Four Power Plants
                                                                                                       1,635,785
                                                                                                   =================================

      (c) Acquisition of minority interest of Jining Power Plant
      ----------------------------------------------------------

      After obtaining all necessary approvals from relevant authorities, on June 18, 2002, the Company acquired 25% equity interest from the third-party minority shareholder in Jining Power Plant for a consideration of approximately RMB109 million in cash. Purchase method of accounting is used for this acquisition. As of the acquisition date, the proportionate share of the fair value of the net identifiable assets and liabilities of Jining Power Plant acquired was approximately RMB106 million. The resulting goodwill amounted to approximately RMB3 million.

      (d) Acquisition of additional interests of the three power plants
      -----------------------------------------------------------------

      On November 15, 2002, the Company entered into an agreement with Huaneng Group under which the Company agreed to acquire from Huaneng Group the remaining 30% equity interest in Shidongkou First Power Plant and additional 5% equity interest in Taicang Power Company. Purchase method of accounting is used for this acquisition. The total consideration and direct cost of the acquisition was RMB419 million paid in cash. The proportionate share of the fair value of the net identifiable assets and liabilities of Shidongkou First Power Plant and Taicang Power Company as of acquisition date was approximately RMB376 million. The resulting goodwill amounted to approximately RMB43 million.

      On December 26, 2002, the Company entered into an agreement with a third party, Jiangsu Huaiyin Investment Company ("JHIC"), under which the Company agreed to acquire 19.48% equity interest in Huaiyin Power Company from JHIC. Purchase method of accounting is used for this acquisition. The total consideration was RMB185 million paid in cash. The proportionate share of the fair value of the net identifiable assets and liabilities of Huaiyin Power Company as of acquisition date was approximately RMB124 million. The resulting goodwill amounted to approximately RMB61 million. Together with the goodwill arising from the previous acquisition of 44.16% equity interests of Huaiyin Power Company, the total goodwill arising from the acquisitions of Huaiyin Power Company amounted to RMB82 million.

      The acquisitions became effective on December 31, 2002 when the Company obtained all necessary government approvals on the transaction and paid the purchase consideration on that date.

      After the completion of the Acquisition of the Four Power Plants and the acquisition of additional interests of the three power plants, the Company fully owns and operates the assets of Changxing Power Plant and Shidongkou First Power Plant, and holds 75% equity interests in Taicang Power Company and 63.64% equity interests in Huaiyin Power Company.

4. Financial risk management

      (1) Financial risk factors

            The Company and its subsidiaries' activities expose them to a variety of financial risks, including the effects of changes in debt and equity market prices, foreign currency exchange rates and interest rates. The Company and its subsidiaries' overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Company and its subsidiaries. The Company and its subsidiaries use derivative financial instruments such as interest rate swaps to hedge certain exposures.


            (a) Interest rate risk

                    The Company's floating rate bank loans expose the Company to interest rate risk. The Company uses derivative instruments when considered appropriate, to manage exposures arising from changes in interest rates by entering into interest rate swap agreements with local banks to convert certain floating rate bank loans into fixed rate debts of the same principal amounts and for the same maturities to hedge against cash flow interest rate risk.

                    The interest rates and terms of repayment of the convertible notes, shareholders loans, bank loans and other loans of the Company and its subsidiaries are disclosed in Notes 22, 23, 24, 25 and 28.


            (b) Foreign currency risk

                    The Company and its subsidiaries have foreign currency risk as the convertible notes and a significant portion of its long-term bank loans and shareholder loans are denominated in foreign currencies, principally US dollars, as described in Note 23 and 24(b). Fluctuation of exchange rates of Renminbi against foreign currencies could affect the Company and its subsidiaries' results of operation.


            (c)     Credit risks

                    Significant portion of the Company and its subsidiaries' cash and cash equivalents and temporary cash investments maturing over 3 months are deposited with the four largest state-owned banks of the PRC and a non-bank financial institution in the PRC, which is a related party of the Company.

                    Each power plant of the Company and its subsidiaries sells the electricity generated to its sole customer (the provincial or regional power company) in the province or region where the power plant is situated.

       (2)  Fair value estimation

            The fair value of publicly traded derivatives and trading and available-for-sale securities is based on quoted market prices at the balance sheet date.

            In assessing the fair value of non-traded derivatives and other financial instruments, the Company and its subsidiaries use a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Quoted market prices or dealer quotes for the specific or similar instruments are used for long-term debt. Other techniques, such as option pricing models and estimated discounted value of future cash flows, are used to determine fair value for the remaining financial instruments.

            The face values less any estimated credit adjustments for financial assets and liabilities with a maturity of less than one year are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate available to the Company and its subsidiaries for similar financial instruments.


5. Sales of Electric Power

      The Company and its subsidiaries have contractual arrangements for the sale of electric power with the regional or provincial power companies. The majority portion of the power output is sold at rates designed to cover all operating and debt service costs, taxes and any exchange losses incurred, plus a reasonable return on the Company's and its subsidiaries' rate base.

      For the years ended December 31, 2002, 2001 and 2000, all operating revenues were billed at the on-grid wholesale rates to the local power companies, except for the Shantou Oil-Fired Power Plant, the operating revenues of which were billed at the retail rate and charged to the ultimate consumers before June 1, 2001.

      Upon the approval from local authorities, operating revenues of Shantou Oil-Fired Power Plant have been billed at the on-grid wholesale rates to the local power companies since June 1, 2001.

      Before June 1, 2001, under the retail rate arrangement, the local power company collected revenue from the ultimate consumers and remitted it to the Shantou Oil-Fired Power Plant after deducting the cost of transmission and an agreed amount of handling fees. The Shantou Oil-Fired Power Plant recognized the gross amount received as revenue with the reimbursement of transmission costs and payment of handling fees to the local power company being separately recorded as transmission fees under operating expense. For Shantou Oil-Fired Power Plant after June 1, 2001 and other power plants subject to on-grid wholesale rates, since such rates excluded the transmission costs incurred by the local power companies, no transmission fees were recorded.

6. Profit Before Tax
   Profit before taxation was determined after charging and (crediting) the following:

                                                                                2002                  2001                2000
                                                                           ------------------  -------------------  ----------------
                                                                                `000                  `000                `000
     Interest expenses on convertible notes                                         47,904           108,581                146,762
     Interest expenses on:
          -   bank loans repayable within 5 years                                  155,987           236,832                135,835
          -   bank loans repayable beyond 5 years                                  415,181           492,079                572,040
     Interest expenses on:
          -   shareholders loans wholly repayable within 5 years                    29,622            73,524                153,044
     Interest expenses on other long-term loans wholly repayable
          within 5 years                                                            29,619            43,726                 16,972
                                                                           ------------------  -------------------  ----------------

                                                                                   678,313           954,742              1,024,653
     Less: Amount capitalized in property, plant and equipment                    (116,438)          (87,204)                     -
                                                                           ------------------  -------------------  ----------------

     Total interest expenses                                                       561,875           867,538              1,024,653

     Interest income                                                               (83,015)         (113,081)               (79,723)

     Bank charges and exchange losses, net                                          31,405            41,758                 34,936

     Change in fair value on financial instruments:
         -   (Gain)/loss of interest rate swaps                                     (2,179)           14,875                     -
         -   Fair value change of put option                                             -            46,562                     -

     Auditors' remuneration                                                         10,750            12,747                  7,119

     Loss on disposals of fixed assets                                              31,980            36,592                 50,879

     Operating leases
          -   Buildings                                                             27,566            25,000                 25,000
          -   Land use rights                                                       59,140            51,567                 19,870

     Depreciation of property, plant and equipment                               3,533,609         3,261,001              2,654,413

     Amortization of prepaid land use rights                                        16,847            14,359                 12,536

     Amortization of goodwill                                                        1,150                 -                      -

     Amortization of other long-term assets                                         24,112            19,600                 15,657

     Amortization of negative goodwill                                            (247,278)         (247,279)                     -

     Cost of inventories                                                         7,100,336         5,337,630              4,001,614

     Provision for doubtful accounts                                                15,826             1,030                  4,588

     Provision for inventory obsolescence                                                -             2,576                 10,608

     Gain from disposal of available-for-sale investments                           (1,288)          (24,671)                     -

     Staff cost
          -   Wages and staff welfare                                              698,862           588,552                503,573
          -   Retirement benefits                                                  142,734           107,301                 80,608
          -   Staff housing benefits                                                78,612            56,406                 36,473
          -   Other staff costs                                                    115,532            54,877                 49,262

7. Related Party Transactions

   The related parties of the Company and its subsidiaries are as follows:

                               Name of related parties                                      Nature of relationship
      ---------------------------------------------------------------------------     -------------------------------------
      HIPDC                                                                           Parent

      Huaneng Group                                                                   Ultimate parent

      China Huaneng Finance Company ("Huaneng Finance")                               A subsidiary of Huaneng Group

      Weihai Power Development Bureau ("WPDB")                                        Minority shareholder of Weihai Power
                                     Plant

      China Huaneng International Trade Economics Corporation ("CHITEC")              A subsidiary of Huaneng Group

      a. Pursuant to the relevant service agreements, HIPDC provides transmission and transformer facilities to some of the power plants of the Company and receives service fees. Such service fees represent recoverable costs for rate setting purposes. The total service fees paid to HIPDC for the year ended December 31, 2002 was approximately RMB264 million (2001: RMB307 million, 2000:
            RMB311 million).

      b. At the time of the formation of the Company, HIPDC transferred the land use rights pertaining to existing sites occupied by the five original operating plants for a period of 50 years in return for an amount of approximately RMB148 million. Payments to HIPDC for the land use rights are being made in 10 equal, non-interest bearing, annual installments starting in 1994.

      c. In accordance with the leasing agreement entered into between the Company and HIPDC, the land use rights of the Shanghai Power Plant is leased to the Company for a period of 50 years at an annual rental payment of RMB6 million.

      d. Pursuant to a leasing agreement entered into amongst the Company, HIPDC and Nanjing Investment Company ("Nanjin Investment"), the land use right of the Nanjing Power Plant is leased to the Company for 50 years with an annual rental payment of approximately RMB1.3 million, starting from the year ended December 31, 1999.

      e. As of December 31, 2002, current deposits of approximately RMB2,376 million (2001: RMB64 million) and fixed deposits of approximately RMB570 million (2001: RMB3,689 million) were placed with a non-bank PRC financial institution, Huaneng Finance, which is a subsidiary of Huaneng Group (See Note 18).

      f. Pursuant to the leasing agreement between the Company and HIPDC signed on February 13, 2000, HIPDC agreed to lease its building to the Company as office for 5 years at an annual rental of RMB25 million effective from January 1, 2000.

      g. As described in Note 23 and Note 25, certain loans of the Company and its subsidiaries were on-lent from HIPDC or borrowed from WPDB and Huaneng Finance.

      h. As of December 31, 2002, short-term loans amounting to RMB200 million were borrowed from Huaneng Finance (2001: RMB40 million) (See Note 28).

      i. As of December 31, 2002, the balances with HIPDC amounted to RMB100 million(2001: RMB37 million) are unsecured, non-interest bearing and repayable within one year.

      j. As of December 31, 2002, long-term bank loans of approximately RMB5,544 million, RMB1,140 million and RMB280 million (2001:
            RMB8,868 million, RMB1,666 million and RMB300 million) were guaranteed by HIPDC, Huaneng Group and WPDB, respectively.

      k. On July 18, 2000, the Company and Shandong Huaneng entered into an agreement under which the Company acquired the net assets of Shandong Huaneng in which Huaneng Group held 33.09% equity interest. The shareholders of Shandong Huaneng were entitled to RMB1.34 per ordinary A share or US$0.1618 per ordinary N share. The total consideration of the acquisition is approximately RMB5,768 million, among which, approximately RMB1,909 million was paid to Huaneng Group (see Note 3(a) ).

      l. On May 9, 2002, the Company entered into an agreement with Huaneng Group under which the Company agreed to acquire from Huaneng Group 70% equity interest in Shidongkou First Power Plant, 70% equity interest in Taicang Power Company, 44.16% equity interest in Huaiyin Power Company and all of the assets and liabilities of Changxing Power Plant . The total consideration for the Acquisition of the Four Power Plants was RMB2,050 million paid in cash (see Note 3(b)).

      m. On November 15, 2002, the Company entered into an agreement with Huaneng Group under which the Company agreed to acquire from Huaneng Group the remaining 30% equity interest in Shidongkou First Power Plant and an additional 5% equity interest in Taicang Power Company. The total consideration of additional interest of two power plants was RMB415 million paid in cash (see Note 3(d)).

      n. In accordance with an equipment import agency service agreement entered into between Shandong Huaneng and CHITEC, the Company is required to pay an agency fee at 0.5% of the value of imported equipment in return for the agency service provided by CHITEC. For the year ended December 31, 2002, the Company paid an agency fee to CHITEC amounted to RMB3 million (2001: RMB32 million, 2000: nil) for equipment transportation and insurance service received.

      o. On November 6, 2002, the Company has entered into a management service agreement with Huaneng Group and HIPDC. Under the management service agreement, the Company will assist in managing certain power plants owned by Huaneng Group and HIPDC for a service fee. As of December 31, 2002, the Company had not yet commenced its management service and therefore no management service income was recognized for the year.

8. Retirement Plan and Post-retirement Benefits

      All PRC employees of the Company and its subsidiaries are entitled to a monthly pension at their retirement dates. The PRC government is responsible for the pension liability to these retired employees. The Company and its subsidiaries are required to make contributions to the state-sponsored retirement plan at a specified rate, currently set at 18% to 20%, of the basic salary of the PRC employees. The retirement plan contributions paid by the Company and its subsidiaries for the year ended December 31, 2002 was approximately RMB89 million (2001: RMB66 million, 2000: RMB42 million).

      In addition, the Company and its subsidiaries have implemented a supplementary defined contribution retirement scheme. Under this scheme, the employees are required to make a specified contribution based on the number of years of service with the Company and its subsidiaries, and the Company and its subsidiaries are required to make a contribution equal to two to three times the employees' contributions. The employees will receive the total contributions upon their retirement. The contributions paid by the Company and its subsidiaries for the year ended December 31, 2002 was approximately RMB80 million (2001: RMB60 million, 2000: RMB39 million).

      The Company and its subsidiaries have no further obligation for post-retirement benefits beyond the above annual contributions made.

9. Directors', senior executives' and supervisors' emoluments

                                                                  2002                     2001                     2000
                                                          ---------------------      ------------------      --------------------
                                                                  `000                     `000                     `000
     Fees for executive directors                                        -                         -                       -
     Fees for non-executive directors                                    -                         -                       -
     Fees for supervisors                                                -                         -                       -
     Other emoluments for executive directors
           -     basic salaries and allowances                         445                       522                     396
           -     bonus                                               1,027                     1,128                     544
           -     retirement benefits                                   263                       148                     134
     Other emoluments for non-executive directors                    1,118                         -                       -
     Other emoluments for supervisors                                  576                       589                     237

     No director had waived or agreed to waive any emoluments during the year.

     The annual emoluments paid during the year to each of the directors and supervisors (including the five highest paid employees) fell within the band from RMBnil to RMB1 million.

     Details of emoluments paid to the five highest paid employees were:

                                                                  2002                     2001                     2000
                                                          ---------------------      ------------------      --------------------
                                                                  `000                     `000                     `000

     Basic salaries and allowances                                      477                     404                     223
     Bonus                                                            1,034                     815                     369
     Retirement benefits                                                282                     112                      86

     During the year, no emolument was paid to the five highest paid individuals as an inducement to join or upon joining the Company or as compensation for loss of office.

10. Property, Plant and Equipment, NET

      Property, plant and equipment, net comprised:

                                                                 2002                                                   2001
                           ---------------------------------------------------------------------------------------------------------
                                            Electric
                                          Utility Plant   Transportation                Construction-
                            Buildings      in Service      Facilities       Others        in-progress      Total         Total
                           -------------- --------------- --------------- ------------- --------------- ------------- --------------
                               `000            `000           `000           `000           `000           `000             `000
Cost

Beginning of year              1,712,190      42,729,399         580,791       858,872       4,133,597    50,014,849  40,912,177
Acquisition (Note 3)             265,873       4,441,536           8,079        91,608         116,394     4,923,490   6,427,841
Addition                          86,943           8,831             113        43,931       2,117,565     2,257,383   2,816,240
Transfer from CIP                 71,288       5,455,581          48,237       106,692      (5,681,798)            -           -
Disposals                        (39,063)        (67,689)         (2,350)      (33,886)              -      (142,988)   (141,409)
                           -------------- --------------- --------------- ------------- --------------- ------------- --------------

End of year                    2,097,231      52,567,658         634,870     1,067,217         685,758    57,052,734  50,014,849
                           -------------- --------------- --------------- ------------- --------------- ------------- --------------

Accumulated Depreciation

Beginning of year                362,284      11,716,664         103,914       274,873               -    12,457,735   9,268,647
Charge for the year               58,564       3,218,755          23,218       233,072               -     3,533,609   3,261,001
Written back on disposals         (1,800)        (22,023)              -       (18,255)              -       (42,078)    (71,913)
                           -------------- --------------- --------------- ------------- --------------- ------------- --------------

End of year                      419,048      14,913,396         127,132       489,690               -    15,949,266  12,457,735
                           -------------- --------------- --------------- ------------- --------------- ------------- --------------

Net Book Value

End of year                    1,678,183      37,654,262         507,738       577,527         685,758    41,103,468  37,557,114
                           ============== =============== =============== ============= =============== ============= ==============

Beginning of year              1,349,906      31,012,735         476,877       583,999       4,133,597    37,557,114  31,643,530
                           ============== =============== =============== ============= =============== ============= ==============


The generator units number 5 and 6 of the expansion project of Dezhou Phase III were put into commercial operation on June 29, 2002 and October 13, 2002, respectively.

Borrowing costs capitalized to construction-in-progress for the year ended December 31, 2002 was approximately RMB116 million (2001: RMB87 million). The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was 5.25% per annum for the year ended December 31, 2002 (2001: 5.75%).

There was no write-down of any property, plant and equipment during the year.

11. INVESTMENT IN an ASSOCIATE

                                                                                              2002                 2001
                                                                                        -----------------    ------------------
                                                                                              '000                '000
     Beginning of year                                                                      226,488                    -
     Acquisition of 25.5% equity interest of Rizhao Power Company                                 -              231,869
     Acquisition of 44.16% equity interest of Huaiyin Power Company (Note 3(b))             271,598                    -
     Share of results before tax                                                            (11,145)              (5,381)
     Share of tax (Note 32)                                                                  (5,059)                   -
     Transfer to investment in subsidiary as a result of acquisition of additional
          interest (Note 3(d))                                                             (280,922)                   -
                                                                                        -----------------    ------------------

     End of year                                                                            200,960              226,488
                                                                                        =================    ==================

As of December 31, 2002, the following are details of the Company's investment in an associate:

         Name                Country and date of      Percentage of equity        Issued and fully paid       Principal activities
                                incorporation             interest held                  capital
------------------------   ------------------------  ------------------------  ----------------------------  ----------------------
Rizhao Power Company                 PRC                      25.5%                    US$150,000,000          Power generation
                               March 20, 1996

12. INVESTMENT IN SUBSIDIARIES

As of December 31, 2002, the Company had equity interests in the following subsidiaries:


                                Country and date of          Percentage of equity    Issued and fully paid
    Name of subsidiaries           incorporation                interest held               capital           Principal activities
--------------------------  ---------------------------- -------------------------- -----------------------  ---------------------
Weihai Power Plant                      PRC                          60%                 RMB761,832,800         Power generation

                                 November 22, 1993


Taicang Power Company                   PRC                          75%                 RMB632,840,000         Power generation

                                   June 19, 1997


Huaiyin Power Company                   PRC                         63.64%               RMB265,000,000         Power generation

                                  January 26, 1995

      Summarized financial information of the two subsidiaries acquired in 2002, including Taicang Power Company and Huaiyin Power Company, was as follows:

                                                 As of December 31, 2002
                                               ----------------------------
                                                          '000
      Balance sheet
      Current assets                                          576,600
      Long-term assets                                      2,993,917
                                               ----------------------------
      Total assets                                          3,570,517
                                               ============================

      Current liabilities                                     462,326
      Long-term liabilities                                 1,497,529
                                               ----------------------------
      Total liabilities                                     1,959,855
                                               ============================

                                                   For the year ended
                                                    December 31, 2002
                                               ----------------------------
                                                         '000
      Income statement
      Revenue                                               1,559,287
      Expenses                                             (1,334,383)
                                               ----------------------------
      Net profit                                              224,904
                                               ============================


13.   AVAILABLE-FOR-SALE INVESTMENT

      Available-for sale investment represents a 3% equity interest (unlisted) in a newly established power generation company in the PRC.


      The investment does not have a quoted market price in an active market. There is no appropriate method to reliably measure its fair values. Accordingly, the investment is stated at cost and subject to review for impairment loss.

14.   GOODWILL AND NEGATIVE GOODWILL

      Goodwill and negative goodwill arose from acquisitions. Goodwill and negative goodwill are recognized in the income statement as other operating expenses and other operating income respectively on a systematic basis over the remaining weighted average useful lives of the identifiable acquired depreciable/ amortisable assets (see Note 3). The movement of the carrying amount of goodwill and negative goodwill during the year was as follows:

                                                            Goodwill              Negative goodwill               Total
                                                    -------------------------  ------------------------- -------------------------
                                                             '000                      '000                     '000
      Year ended December 31, 2001:

      Beginning of year                                                   -                          -                         -
      Addition from acquisitions (Note 3)                                 -                 (2,472,784)               (2,472,784)
      Amortization for the year                                           -                    247,279                   247,279
                                                    -------------------------  ------------------------- -------------------------

      End of year                                                         -                 (2,225,505)               (2,225,505)
                                                    =========================  ========================= =========================

      As of December 31, 2001

      Cost                                                                -                 (2,472,784)               (2,472,784)
      Accumulated amortization                                            -                    247,279                   247,279
                                                    -------------------------  ------------------------- -------------------------

      Net book value                                                      -                 (2,225,505)               (2,225,505)
                                                    =========================  ========================= =========================

      Year ended December 31, 2002:

      Beginning of year                                                   -                 (2,225,505)               (2,225,505)
      Addition from acquisitions (Note 3)                           127,710                          -                   127,710
      Amortization for the year                                      (1,150)                   247,278                   246,128
                                                    -------------------------  ------------------------- -------------------------

      End of year                                                   126,560                 (1,978,227)               (1,851,667)
                                                    =========================  ========================= =========================

      As of December 31, 2002

      Cost                                                          127,710                 (2,472,784)               (2,345,074)
      Accumulated amortization                                       (1,150)                   494,557                   493,407
                                                    -------------------------  ------------------------- -------------------------

      Net book value                                                126,560                 (1,978,227)               (1,851,667)
                                                    =========================  ========================= =========================

15.   Inventories, NET

       Inventories comprised:

                                                                      2002                            2001
                                                         -------------------------------- ------------------------------
                                                                      `000                            `000
      Fuel (coal and oil) for power generation                         434,726                         224,131
      Material and other supplies                                      500,854                         508,050
                                                         -------------------------------- ------------------------------
                                                                       935,580                         732,181

      Less: provision for obsolescence                                 (12,239)                        (13,184)
                                                         -------------------------------- ------------------------------

                                                                       923,341                         718,997
                                                         ================================ ==============================

       As of December 31, 2002, approximately RMB396 million of the total carrying amount of inventories are carried at net realizable value (2001:
RMB439 million).

16.   Other Receivables and Assets, NET

       Other receivables and assets comprised:

                                                                              2002                         2001
                                                                   ---------------------------- ----------------------------
                                                                              `000                         `000
      Prepayments for inventories                                              6,113                       94,954
      Prepayments for contractors                                             20,356                       16,900
      Interest receivable on temporary cash investments                        3,792                       16,355

      Current portion of long-term entrusted loan to Weihai
         Power Plant                                                               -                            -
      Receivable from Shantou Coal Port Group Company                         70,000                            -
      Others                                                                 164,088                      117,954
                                                                   ---------------------------- ----------------------------
                                                                             264,349                      246,163

      Less: Provision for doubtful accounts                                  (21,444)                      (5,618)
                                                                   ---------------------------- ----------------------------

                                                                             242,905                      240,545
                                                                   ============================ ============================

17.   Accounts receivable

       Accounts receivable comprised:

                                                                                2002                            2001
                                                                   -------------------------------- ------------------------------
                                                                                `000                            `000
      Accounts receivable (i)                                                    1,889,083                        1,254,941
      Notes receivable (ii)                                                        472,750                          152,230
                                                                   -------------------------------- ------------------------------

                                                                                 2,361,833                        1,407,171
                                                                   ================================ ==============================

       (i) The Company and its subsidiaries usually grant one month credit period to all the local power companies from the end of the month in which the sales are made.

           As of December 31, 2002 the aging analysis of accounts receivable was as follows:

                                                                                               2002                            2001
                                                                   --------------------------------- ------------------------------
                                                                                 `000                            `000
          Within one year                                                        2,357,213                         1,407,171
          Between one to two
               years                                                                 4,620                                 -
                                                                   --------------------------------- ------------------------------

                                                                                 2,361,833                         1,407,171
                                                                   ================================= ==============================

      (ii) As of December 31, 2002, the maturity period of the notes receivable ranged from one month to six months.


18.   Temporary Cash Investments

      Temporary cash investments consist of fixed-term deposits denominated in Renminbi and US dollars with original maturities ranging from more than three months to one year.

      As of December 31, 2002, temporary cash investment included deposits of approximately RMB570 million (2001: RMB3,689 million) placed with a non-bank financial institution, Huaneng Finance, which is a subsidiary of Huaneng Group (see Note 7(e)). The annual interest rate and interest earned from Huaneng Finance were as follows:

                                                         2002                        2001                        2000
                                              ---------------------------  -------------------------  ---------------------------
      Interest rate                                     1.71%                    1.43%-2.44%                 1.89%-2.25%
      Interest earned                                 52 million                  20 million                  25 million

19.   CapitaliZation

      Authorized Share Capital

      As of December 31, 2002, the authorized share capital of the Company was RMB6,000,273,960, divided into 6,000,273,960 shares of RMB1.00 each. In addition, the issued and fully paid share capital of the Company as of December 31, 2002 was RMB6,000,273,960 (2001: RMB6,000,000,000)
      comprising of 4,500,000,000 Domestic Shares and 1,500,273,960 Overseas Listed Foreign Shares. The holders of Overseas Listed Foreign Shares and Domestic Shares, with minor exceptions, are entitled to the same economic and voting rights.

      Public Offering in the PRC

      On November 15 and November 16, 2001, 250,000,000 new ordinary shares par value RMB1.00 each, in the form of A shares, were issued to the public in a public offering on the Shanghai Stock Exchange at RMB7.95 per A share. The 250,000,000 A shares were listed on the Shanghai Stock Exchange on December 6, 2001. Net issuing cost of RMB12.4 million were incurred to sell the A shares and reduced the net proceeds. In addition, on November 15, 2001, 100,000,000 new Domestic Shares of RMB1.00 each were issued to HIPDC at RMB7.95 each.

      Conversion of Convertible Notes to Share Capital

      The noteholders converted the convertible notes with principal of US$200,000 to 6,849 American Depositary Shares ("ADS") (273,960 H shares equivalent) during the year ended December 31, 2002 (see Note 22).

20.   APPROPRIATION AND DISTRIBUTION OF PROFIT

      The Board of Directors decides on an annual basis the percentages of the profit after tax, as determined under the PRC accounting standards and regulations, to be appropriated to the statutory surplus reserve fund, the statutory public welfare fund and, on an optional basis, the discretionary surplus reserve fund. When the balance of the statutory surplus reserve fund reaches 50% of the Company's share capital, any further appropriation will be optional. The statutory surplus reserve fund can be used to offset prior years' losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholding or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of registered capital. The statutory public welfare fund can only be utilized on capital items for the collective benefits of the Company's employees. Titles of these capital items will remain with the Company. This fund is non-distributable other than in liquidation. The discretionary surplus reserve fund can be provided and used in accordance with the resolutions of the shareholders.

      For the year ended December 31, 2002, the Board of Directors resolved the following on March 12, 2003:

      (i)   to appropriate 10% and 7.5% (2001: 10% and 7.5%, 2000: 10% and
            7.5%), respectively, of the profit after taxation as determined under the PRC accounting standards and regulations to the statutory surplus reserve fund and the statutory public welfare fund, amounting to approximately RMB714 million (2001: RMB636 million, 2000: RMB463 million) in total;

      (ii) to make no appropriation to the discretionary surplus reserve fund.

      In accordance with the Articles of Association, earnings available for distribution by the Company will be based on the lowest of the amounts determined in accordance with (a) the PRC accounting standards and regulations, (b) IFRS and (c) US GAAP. The amounts of distributable profit resulting from the current year operation after appropriation to dedicated capital for the year ended December 31, 2002 was approximately RMB3.18 billion (2001: RMB2.70 billion, 2000: RMB2.03 billion). The cumulative balance of distributable profit as of December 31, 2002 was approximately RMB9.13 billion (2001: RMB9.31 billion, 2000: RMB7.85 billion).


21.   DIvidends

      On March 12, 2003, the Board of Directors proposed a dividend of RMB0.34 (2001: RMB0.30, 2000: RMB0.22) per share, totaling approximately RMB2,040 million (2001: RMB1,800 million, 2000: RMB1,243 million) for the year ended December 31, 2002. The proposed dividend distribution is subject to shareholders' approval in their next general meeting. These financial statements do not reflect this dividend payable, which will be accounted for in shareholders' equity as an appropriation of retained earnings in the year ending December 31, 2003.


22.   Convertible notes

      In May 1997, the Company issued at par value convertible notes with an aggregate principal amount of US$230 million at 1.75% due 2004. These notes are listed on the New York Stock Exchange and the Luxemburg Stock Exchange. The notes mature on May 21, 2004, unless previously redeemed or converted.

      The notes are convertible, at the option of the noteholders, at any time from and including August 21, 1997 up to and including the date of maturity, unless previously redeemed, at an initial conversion price of US$29.20 per ADS, each of which represents 40 Overseas Listed Foreign Shares, subject to adjustment in certain circumstances.

      The notes were redeemable, at the option of the noteholders, in whole or in part, on May 21, 2002 at 128.575% of the principal amount of the notes together with accrued interest, if any.

      The notes may be redeemed, at the option of the Company, at any time on or after May 21, 2000, but prior to maturity, in whole or in part, at a redemption price equal to 100% of the principal amount of the notes, together with accrued interest, if any, if the closing price of the ADSs for a period of 30 consecutive trading days is at least 130% of the conversion price in effect on each such trading day.

      The proceeds received were allocated for accounting purposes into a liability component of approximately US$168 million (equivalent to RMB1,393 million) and an equity component of approximately US$62 million (equivalent to RMB511 million) at the issuance date.

      Before May 21, 2002, the put option for the noteholders to redeem the notes at 128.575% of the principal amount of the notes was accounted for as an embedded derivative. It is separated from the host contract of the convertible notes and measured at its fair value with changes in fair value included in net profit or loss. The liability component is measured at amortized cost.

      The fair value of the put option was determined on the following basis:

(i)         No fair value was attributed to the share conversion option.
            Management believes that the probability of the noteholders exercising the conversion option is very low because the prevailing share price of the Company was significantly below 128.575% of the principal amount of the notes.

(ii) The fair value of the liability component was determined by discounting the stream of future payments of interest and principal at the prevailing market rate for a similar liability (instrument of comparable credit status and providing substantially the same cash flows, on the same terms, but without the conversion option).

(iii) Given (i) and (ii) above, the fair value of the put option was then determined by deducting the fair value of the liability component from the prevailing market price of the convertible notes.

      At the beginning of 2001 in which IAS 39 was initially applied, the Company recognized the put option of the convertible notes, which allows the noteholders to redeem the convertible notes at a premium, as an embedded derivative and measured it at fair value. The difference between the previous carrying amount and the current fair value amounted to approximately RMB229 million, which was recognized as an adjustment to the opening retained earnings as of January 1, 2001.

      In addition, in accordance with IAS 39, the liability component is measured at amortized cost. The difference of approximately RMB235 million compared with the previous carrying amount was recognized as an adjustment to the opening retained earnings as of January 1, 2001.

      During the year ended December 31, 2001, the Company recorded a loss amounting to approximately RMB47 million arising from the changes in the fair value of the put option during the year.

      On May 21, 2002, the noteholders, by exercising their put option rights, redeemed a substantial portion of the convertible notes with an aggregate principal amount of US$209,685,000,at 128.575% of the principal amount together with accrued interest. Upon the redemption, the equity component attributable to the redeemed portion of the convertible notes amounting to approximately RMB465 million was transferred to additional paid-in capital as of May 21, 2002. The net shortfall of approximately RMB42 million between (a) the sum of the relevant principal amount plus accrued interest and the 28.575% put premium settled upon redemption and (b) the sum of the amortized cost of the liability component attributable to the redeemed portion of the convertible notes and the total carrying amount of the put option value as of May 21, 2002, was charged to the income statement as interest expense.

      The noteholders converted the convertible notes with principal of US$200,000 to 6,849 ADS (273,960 H shares equivalent) during the year ended December 31, 2002 (2001: nil, 2000: nil). Upon the conversion, the equity component attributable to the converted portion of the convertible notes amounting to RMB0.44 million was transferred to additional paid-in capital.

23.   Long-term Loans from Shareholders

       Long-term loans from shareholders comprised:

                                                                          2002                         2001
                                                               ----------------------------  -------------------------
                                                                          `000                         `000

      Foreign currency bank loans on-lent by HIPDC                         777,782                      793,282
                                                               ============================  =========================

      The foreign currency bank loans on lent by HIPDC bear interest at the prevailing lending rates (both fixed and floating) prescribed by the contracts, which ranged from 4.01% to 7.40% per annum for the year ended December 31, 2002 (2001: 4.25% to 7.40%, 2000: 4.25% to 7.40%), and are
      repayable in accordance with the repayment schedules set by the banks. The amounts outstanding comprised:

                                                                                 2002                                2001
                                                        --------------------------------------------------    ---------------------
                                                             Original Currency
                                                                   `000                   RMB'000                  RMB'000
      Amounts denominated in
           United States Dollar ("US$")                            93,966                    777,782                  778,429
      Amounts denominated in Swiss Francs ("SFRC")                      -                          -                   14,853
                                                                                      --------------------    ---------------------

                                                                                             777,782                    793,282
                                                                                      ====================    =====================

      The shareholders' loans are repayable as follows:

                                                                                      2002                         2001
                                                                           --------------------------  ---------------------------
                                                                                     `000                         `000
      Within one year                                                                388,891                      15,565
      Between one to two years                                                       388,891                     388,835
      Between two to five years                                                            -                     388,882
                                                                           --------------------------  ---------------------------
                                                                                     777,782                     793,282

      Less: Amount due within one year included under current liabilities           (388,891)                    (15,565)
                                                                           --------------------------  ---------------------------

                                                                                     388,891                     777,717
                                                                           ==========================  ===========================

24.   Long-term Bank Loans

      Long-term bank loans comprised:

                                                                                               2002                   2001
                                                                             ------------------------------------ ---------------
                                                                                    US$'000           RMB'000        RMB'000
      Renminbi bank loans (a)                                                             -         2,053,000         1,430,213
      United States dollar bank loans (b)                                         1,007,606         8,340,253         9,891,041
                                                                                                ----------------- ---------------
                                                                                                   10,393,253        11,321,254
                                                                                                ================= ===============

      a. Renminbi bank loans were borrowed from local banks to finance the construction of the power plants of the Company and its subsidiaries. These loans bore fixed interest rates from 5.76% to 6.21% per annum for the year ended December 31, 2002 (2001: 6.21%, 2000: 6.21%) and are repayable in accordance with the agreed repayment schedules set by the banks.

      b. United States dollar bank loans were borrowed to finance the construction of the power plants of the Company and its subsidiaries. These loans bore interest at lending rates (both fixed and floating) ranging from 2.00% to 6.60% per annum for the year ended December 31, 2002 (2001: 5.89% to 6.60%, 2000: 5.95% to
            6.60%), and are repayable in accordance with the agreed repayment schedules set by the banks. The Company had entered into interest rate swap agreements with local banks to convert certain floating rate bank loans into fixed rate debts to hedge against the interest rate risk (See Note 38).

      The long-term bank loans are repayable as follows:

                                                                                  2002                         2001
                                                                       ----------------------------  -------------------------
                                                                                  `000                         `000
      Within one year                                                           1,928,732                   2,630,008
      Between one to two years                                                  2,179,281                   1,777,844
      Between two to five years                                                 2,490,335                   3,215,678
      Over five years                                                           3,794,905                   3,697,724
                                                                       ----------------------------  -------------------------

                                                                               10,393,253                  11,321,254

      Less: Amount due within one year included under current
         liabilities                                                           (1,928,732)                 (2,630,008)
                                                                       ----------------------------  -------------------------

                                                                                8,464,521                   8,691,246
                                                                       ============================  =========================

25.   OTHER Long-term LoanS

                                                                                    2002                         2001
                                                                          --------------------------  ---------------------------
                                                                                    `000                         `000
      Long-term loan from Nanjing Investment                                              -                     174,368
      Long-term loan from WPDB (Note 7(g))                                          106,389                     215,704
      Long-term loan from Huaneng Finance                                           225,000                           -
      Long-term loan from Jiangsu International Trust and Investment
        Corporation                                                                  43,245                           -
      Long-term loan from Jiangsu Huaiyin Investment Company                         25,050                           -
      Long-term loan from Jiangsu Electric Power Development Co., Ltd.               27,718                           -
                                                                          --------------------------  ---------------------------

                                                                                    427,402                     390,072
                                                                          ==========================  ===========================

      The other long-term loans bear fixed interest rates prescribed by the contracts, which ranged from 5.64% to 6.21% per annum for the year ended December 31, 2002 (2001: 6.21%, 2000: 6.21%), and are repayable in accordance with the repayment schedules set by the contracts.

      Other long-term loans are repayable as follows:

                                                                                        2002                      2001
                                                                           ------------------------   -----------------------------
                                                                                        `000                      `000
      Within one year                                                                   96,013                    283,273
      Between one to two years                                                         106,389                          -
      Between two to five years                                                        225,000                    106,799
                                                                           ------------------------
                                                                                       427,402                    390,072
      Less: Amounts due within one year included under current liabilities             (96,013)                  (283,273)
                                                                           ------------------------   -----------------------------

                                                                                       331,389                    106,799
                                                                           ========================   =============================

26.   Accounts Payable and OTHER Liabilities

       Accounts payable and other liabilities comprised:

                                                                      2002                           2001
                                                          ------------------------------  ----------------------------
                                                                      `000                           `000
      Accounts payable                                                 471,609                       387,814
      Deferred revenue (see Note 2(o))                                 939,564                       726,808
      Payable to contractors for construction                        1,333,448                       716,956
      Other payable to contractors                                     140,328                       120,559
      Accrued interest                                                 115,861                       200,978
      Others                                                           733,540                       504,108
                                                          ------------------------------  ----------------------------
                                                                     3,734,350                     2,657,223
                                                          ==============================  ============================

      As of December 31, 2002, the aging analysis of accounts payable was as follows:

                                                                     2002                           2001
                                                          ----------------------------- -----------------------------
                                                                     `000                           `000
      Within one year                                                465,624                        373,270
      Between one to two years                                         3,395                          9,494
      Over two years                                                   2,590                          5,050
                                                          ----------------------------- -----------------------------

                                                                     471,609                        387,814
                                                          ============================= =============================

27.   Taxes Payable

       Taxes payable comprised:

                                                                      2002                           2001
                                                          ------------------------------ -----------------------------
                                                                      `000                           `000
      VAT payable                                                    291,456                        209,020
      Income tax payable                                             311,436                        292,615
      Others                                                          17,297                         19,558
                                                          ------------------------------ -----------------------------

                                                                     620,189                        521,193
                                                          ============================== =============================

28.   Short-term LoanS

      Short-term loans are denominated in Renminbi and bear interest at the prevailing interest rates in the PRC, which ranged from 4.7790% to 5.5575% per annum for the year ended December 31, 2002 (2001: 5.30%, 2000: 5.02%), and are repayable within one year.

      As of December 31, 2002, short-term loans amounting to RMB200 million (2001: RMB40 million) were drawn from Huaneng Finance, which bore interest at 5.5575% per annum for the year ended December 31, 2002 (2001: 5.30%)(see Note 7(h)).

29.   DEFERRED INCOME TAXES

      Deferred income taxes are calculated in full on temporary differences under the liability method using the applicable tax rates for the respective operating units.

      The movement in deferred tax liabilities, which arose mainly from the temporary differences of property, plants and equipments, during the year ended December 31, 2002 is as follows:

                                                                          The Company and
                                                                         its subsidiaries
                                                                   ------------------------------
                                                                               `000
     As of January 1, 2002                                                           -

     Acquisitions (Note 3)                                                     109,568
     Income statement charge (Note 32)                                          12,285
                                                                   ------------------------------

     As of December 31, 2002                                                   121,853
                                                                   ==============================

      The Company and its subsidiary recognized deferred tax liabilities arising from the acquisitions of the Shidongkou First Power Plant, Changxing Power Plant, Taicang Power Company and Huaiyin Power Company in 2002. The initial recognition of the identifiable assets and liabilities acquired was based on valuations performed by valuers. The result of the valuation surplus is not a tax deductible credit. Deferred tax liability of approximately RMB107 million relating to this temporary difference was recorded in 2002.

30.   ADDITIONAL FINANCIAL INFORMATION ON BALANCE SHEET


      As of December 31, 2002, the net current assets of the Company and its subsidiaries amounted to approximately RMB33 million (2001: RMB1,842 million). On the same date, the total assets less current liabilities was approximately RMB40,809 million (2001: RMB38,370 million).

31.   HOUSING SCHEME

      In accordance with the PRC housing reform regulations, the Company and its subsidiaries are required to make contributions to the State-sponsored housing fund at 7%-11% of the specified salary amount of the PRC employees. At the same time, the employees are required to make a contribution equal to the Company's and its subsidiaries' contribution out of their payroll. The employees are entitled to claim the entire sum of the fund under certain specified withdrawal circumstances. For the year ended December 31, 2002, the Company and its subsidiaries contributed approximately RMB71 million (2001: RMB31 million, 2000:
      RMB27 million) to the fund.

      In addition, the Company and its subsidiaries provided housing benefits to certain employees to enable them to purchase living quarters from the Company and its subsidiaries at a substantial discount. Such housing benefits represent the difference between the cost of the staff quarters sold to and the net proceeds collected from the employees. The provision of housing benefits is expected to benefit the Company and its subsidiaries over the estimated remaining average service life of the relevant employees.

      For the year ended December 31, 2002, the housing benefits provided by the Company and its subsidiaries to the employees amounted to approximately RMB18 million (2001: RMB16 million, 2000: RMB87 million) which is recorded as a long-term deferred asset and amortized over the remaining average service life of the relevant employees which is estimated to be 10 years.

      The Company and its subsidiaries have no further obligation for housing benefits.

32.   INCOME TAX EXPENSE

       Income tax expense comprised:

                                                                    2002                2001                 2000
                                                               --------------------  ------------------  -------------------
                                                                    `000                `000                 `000
      Current tax expense                                           963,510             715,220              445,244
      Deferred tax                                                   12,285                   -                    -
      Share of tax of associates (Note 11)                            5,059                   -                    -
      Adjustment for current tax of prior year of
        Shangan Phase II (See Note 2(r)(ii))                              -                   -              (31,824)
      Others                                                              -                   -               (2,218)
                                                               --------------------  ------------------  -------------------

                                                                    980,854             715,220              411,202
                                                               ====================  ==================  ===================

      The reconciliation of the effective income tax rate to the statutory income tax rate in the PRC is as follows:

                                                                     2002                2001                 2000
                                                               --------------------  ------------------  -------------------
      Average statutory tax rate                                      18%                17%                   16%
      Effect of tax holiday                                           (1%)               (2%)                  (4%)
      Others                                                           2%                 2%                    2%
                                                               --------------------  ------------------  -------------------

      Effective tax rate                                              19%                17%                   14%
                                                               ====================  ==================  ===================

      The aggregate effect of the tax holiday was approximately RMB58 million for the year ended December 31, 2002 (2001: RMB79 million, 2000: RMB112 million).

      The average statutory tax rate for the year ended December 31, 2002 represented the weighted average tax rate of the head office and the individual power plants calculated on the basis of the relative amounts of net profit before tax and the applicable statutory tax rates.

33.   MINORITY INTERESTS

                                                                        2002                         2001
                                                              --------------------------  ---------------------------
                                                                        `000                         `000
      As of January 1                                                    486,261                           -
      Acquisitions (Note 3)                                              330,993                     415,030
      Minority shares of net profit of subsidiaries                      156,034                      71,231
      Dividend paid                                                      (62,584)                          -
                                                              --------------------------  ---------------------------

      As of December 31                                                  910,704                     486,261
                                                              ==========================  ===========================

34.   Earnings per share

                                       2002                                       2001
                      ---------------------------------------  ---------------------------------------
                                     Weighted                                  Weighted
                                      Average     Per Share                     Average     Per Share
                       Net Profit     Shares       Amount        Net Profit     Shares        Amount
                      ------------- -----------   -----------  -------------  ------------- ----------
                          `000         `000                       `000           `000
Earnings per Share
Net profit
   attributable to
   shareholders          3,921,004    6,000,099     0.65        3,450,658      5,693,750       0.61
Finance costs in
   relation to
   convertible notes
   and the relevant
   put option (net
   off tax effect)          41,368            -                   128,955              -
Effect of assumed
   conversion                    -      139,754                         -        315,068
                      ------------- -----------                -------------  -------------

Diluted Earnings per
   Share
Net profit
   attributable to
   shareholders plus
   effect of assumed
   conversion            3,962,372    6,139,853     0.65        3,579,613      6,008,818       0.60
                      ============= ===========                =============  =============


(Chart Continued)



                                        2000
                      ----------------------------------------
                                    Weighted
                                    Average       Per Share
                      Net Profit    Shares         Amount
                      ------------ --------------  -----------
                         `000          `000
Earnings per Share
Net profit
   attributable to
   shareholders          2,515,830     5,650,000     0.45
Finance costs in
   relation to
   convertible notes
   and the relevant
   put option (net
   off tax effect)         122,546             -
Effect of assumed
   conversion                    -       315,068
                      ------------ --------------

Diluted Earnings per
   Share
Net profit
   attributable to
   shareholders plus
   effect of assumed
   conversion            2,638,376     5,965,068     0.44
                      ============ ==============


Basic earnings per share was computed by dividing the net profit for the year by the weighted average number of ordinary shares outstanding during the year. On a diluted basis, both net profit and the weighted average number of ordinary shares outstanding were adjusted on the assumption that the convertible notes (see Note 22) had been fully converted at the beginning of the year.

35.   Notes to Cash Flow STATEMENT

      a. Analysis of cash and cash equivalents

         As of December 31, 2002, cash and cash equivalents consisted of:

                                                           2002                         2001                       2000
                                              ------------------------------- ------------------------- ---------------------------
                                                           `000                         `000                       `000
            Cash in RMB                                         266                           381                       212
            Current deposits
                 RMB                                      2,815,473                     2,123,393                 1,973,977
                 US$ denominated                            186,862                        49,362                    14,180
                 Others                                           -                             -                         4
                                              ------------------------------- ------------------------- ---------------------------
            Total cash and cash equivalents               3,002,601                     2,173,136                 1,988,373
                                              =============================== ========================= ===========================

      b. Undrawn borrowing facilities

            As of December 31, 2002, the undrawn borrowing facilities authorized by Bank of China and Citibank available to finance the Company's and its subsidiaries' capital commitments for its various power plant construction projects amounted to approximately RMB211 million (2001: RMB483 million). Such borrowing facilities would be drawn down in accordance with the financial requirements of the projects. Based on current plans, such borrowing facilities will be utilized as follows:

                                                       2002                      2001                     2000
                                               ----------------------      ------------------      --------------------
                                                       `000                      `000                     `000
            Amount to be drawn down:
               Within one year                          107,496                197,347                    587,738
               Between two to five years                103,466                285,802                    919,358
                                               ----------------------      ------------------      --------------------

                                                        210,962                 483,149                 1,507,096
                                               ======================      ==================      ====================

            In addition, the Company has also obtained other unsecured borrowing facilities from banks amounted to RMB12 billion (2001: nil, 2000: nil) to finance its funding requirements for a period of three years. As of December 31, 2002, the unutilized borrowing facilities amounted to RMB11,993 million. Such borrowing facilities would be drawn down in accordance with the level of working capital and planned capital expenditure of the Company and its subsidiaries.

36. Obligations and Commitments

      a.    Capital Commitments

            Commitments mainly relate to the construction of the Dezhou Phase III, Jining Phase III, some complementary facilities and renovation projects for existing power plants and the purchase of coal. Commitments outstanding as of December 31, 2002 not provided for in the balance sheet were as follows:

                                                                  2002               2001
                                                            -----------------  -----------------
                                                                  `000               `000
            Authorized and contracted for                       2,655,514           7,633,206
                                                            =================  =================

      b. Operating lease commitments

            The Company has various operating lease arrangements with HIPDC for land and buildings (see Note 7). Some of the leases contain renewal options. Most of the leases contain escalation clauses. Lease terms do not contain restriction on the Company's activities concerning dividends, additional debts or further leasing.

            Total future minimum lease payments under non-cancelable operating leases in respect of land and buildings of the Head Office, the Nanjing Power Plant and the Shanghai Power Plant are as follows:

                                                                         2002                    2001
                                                                    -------------------     --------------------
                                                                         `000                    `000
           Land and buildings
           - not later than one year                                     32,334                   32,334
           - later than one year and not later than two years            32,334                   32,334
           - later than two years and not later than five years           7,334                   47,002
           - later than five years                                      306,362                  299,028
                                                                    -------------------     --------------------

                                                                        378,364                  410,698
                                                                    ===================     ====================

            In accordance with the land use operating lease agreement signed by the Dezhou Power Plant and the relevant land management authorities for the land occupied by Dezhou Phase I and Phase II, annual rental is approximately RMB30 million effective June 1994 and is subject to revision five years after the said date. Thereafter, the annual rental is subject to revision once every three years. The increment for each rental revision is restricted to no more than 30 percent of the previous annual rental amount. For the year ended December 31, 2002, the annual rental is approximately RMB30 million.

37.   contingent liabilities

                                                                                   2002               2001
                                                                               ------------------  -----------------
                                                                                   `000               `000
      Guarantee for loan facilities granted to an associate and subsidiaries       399,250             399,250
      Notes receivable discounted with recourse                                          -             110,000
      Notes receivable endorsed to coal suppliers                                        -              30,628
                                                                               ------------------  -----------------

                                                                                    399,250             539,878
                                                                               ==================  =================

38. interest rate swaps

      As of December 31, 2002, the notional amount of the outstanding interest rate swap agreements was approximately US$52 million (2001: US$83 million). Such agreements will mature between May 20, 2003 and September 18, 2004. For the year ended December 31, 2002, there was a gain amounting to approximately RMB2.2 million arising from changes in the fair value of the interest rate swaps subsequent to initial recognition. Since the hedging relationship does not meet all of the conditions required for special hedge accounting as set out in IAS 39, the gain was credited to earnings in current year.

39. FAIR VALUE OF FINANCIAL INSTRUMENT

      The Company and its subsidiaries' financial instruments not carried at fair value are cash and cash equivalents, temporary cash investments, accounts receivables, other current assets, other non-current assets, accounts and other payables, short-term borrowings, long-term borrowings and available-for-sale investments.

      The carrying amounts of the Company and its subsidiaries' cash and cash equivalents, temporary cash investments, short-term borrowings and other current financial assets and liabilities approximated their fair value due to the short-term maturity of these instruments.

      Similarly, the historical cost carrying amounts of receivables and payables which are all subject to normal trade credit terms approximate their fair values.

      Available-for-sale investments are measured at cost as there is no quoted market price in an active market and whose fair value cannot be reliably measured.

      The estimated fair value of long-term debt including current maturities was RMB11.93 billion as of December 31, 2002 (2001: RMB12.67 billion). The fair value of long-term debt is determined by discounting the stream of future payments of interest and principal at the prevailing market interest rates for comparable instruments. The book value of these liabilities was RMB11.75 billion as of December 31, 2002 (2001: RMB12.50 billion).


40. Business Risk

      The Company and its subsidiaries conduct their operations in the PRC and accordingly investing in the shares of the Company and its subsidiaries are subject to the risks of, among others, the PRC's political, economic and legal environment, restructuring of the PRC electric power industry and regulatory reform, new regulation pertaining to setting of power tariff and availability of fuel supply at stable price.

      Six largest customers represented approximately 90% (2001: 90%, 2000:
      99%) of the operating revenue of the Company and its subsidiaries for the year ended December 31, 2002.


41.   SUBSEQUENT EVENT

      On January 28, 2003, the Company entered into an Investment Agreement with Shenzhen Investment Holding Corporation ("SIH") and Shenzhen Energy Group Co., Ltd. ("SEG") pursuant to which the Company agreed to acquire 25% equity interest of SEG's enlarged share capital at a total consideration of RMB2,390 million.

42. US GAAP INFORMATION

       The consolidated financial statements of the Company and its subsidiaries prepared under IFRS differ in certain respects from those prepared under generally accepted accounting principles in the United States of America ("US GAAP"). Significant differences between IFRS and US GAAP, which affect the equity and net profit of the Company and its subsidiaries, are summarized below:

(a)         Effect of the Acquisition of Entities under Common Control

            Under IFRS, the Company and its subsidiaries adopted the acquisition method to account for the acquisition of 70% equity interest in Shanghai Shidongkou First Power Plant, 70% equity interest in Taicang Power Company and all of the assets and liabilities of Changxing Power Plant in July 2002. Under the acquisition method, the acquired results are included in the results of operations of the Company and its subsidiaries from the date of the acquisition. The difference between the purchase consideration and the fair value of the underlying net assets acquired is treated as goodwill and amortized on a systematic basis to income statement over the remaining weighted average useful life of the acquired depreciable or amortizable assets.

            As the Company and its subsidiaries, Shanghai Shidongkou First Power Plant, Taicang Power Company, and Changxing Power Plant were under common control of Huaneng Group prior to the acquisition, under US GAAP, the acquisition is considered to be a transfer of businesses under common control and the acquired assets and liabilities are accounted at historical cost in a manner similar to pooling of interests method. Accordingly, the consolidated financial statements for all periods presented have been retroactively restated as if the current structure and operations had been in existence since inception. The cash consideration paid by the Company is treated as an equity transaction in the year of the acquisition for US GAAP purpose.

(b) Effect of Acquisition of 30% Additional Equity Interests in Shanghai Shidongkou First Power Plant, 5% Additional Equity Interests in Taicang Power Company and 44.16% Equity Interests in Huaiyin Power Company

            On July 1, 2002, the Company acquired 44.16% equity interests of Huaiyin Power Company from Huaneng Group. On December 31, 2002, the Company acquired 30% additional equity interests of Shanghai Shidongkou First Power Plant and 5% equity interests of Taicang Power Company from Huaneng Group.

            Under IFRS, upon the completion of the above acquisitions, the relevant equity interests of net assets of Shanghai Shidongkou First Power Plant, Taicang Power Company and Huaiyin Power Company are recorded at fair value. The excess of the total cost of the acquisition over the fair value of the relevant portion of the net assets of power plants acquired is recorded as goodwill. Such goodwill is amortized on a systematic basis to income statement over the remaining weighted average useful life of the acquired depreciable or amortizable assets. Under US GAAP, upon completion of the above acquisitions, Huaneng Group's proportionate share in the net assets of Shanghai Shidongkou Firts Power Plant, Taicang Power Company and Huaiyin Power Company being sold to the Company was recorded at the historical carrying value. The excess of the total cost of acquisition over the net assets acquired was recorded as a deemed distribution. Accordingly, the resulting impact of depreciation and amortization expenses on income is also different.

(c)         Housing Benefits Provided by HIPDC

            HIPDC sold to certain qualified employees of the Company living quarters owned by HIPDC at preferential prices. The difference between the cost of living quarters and the sales proceeds received from the employees is considered to be a housing benefit. Under IFRS, such housing benefits provided by HIPDC are not reflected in the financial statements of the Company. Under US GAAP, the amount of housing benefits provided by HIPDC to the employees of the Company are recognized as the Company's operating expenses on a straight-line basis over the estimated remaining average service life of the employees. The corresponding amount is recorded as an addition of capital contribution from HIPDC.

(d)         Amount of Negative Goodwill Upon Acquisition of Shandong Huaneng

            Huaneng Group is the controlling parent company of HIPDC, which in turn is the controlling parent of the Company. Huaneng Group used to be one of the substantial shareholders of Shandong Huaneng, holding 33.09% equity interest in it before the Company's acquisition of Shandong Huaneng ("Acquisition of Shandong Huaneng "). Under IFRS, upon the completion of the acquisition of Shandong Huaneng, the entire net assets of Shandong Huaneng are recorded at fair value. The excess of the fair value of the entire net assets acquired over the total cost of the acquisition is recorded as negative goodwill. Under US GAAP, upon completion of the acquisition of Shandong Huaneng, Huaneng Group's proportionate share of 33.09% in the net assets of Shandong Huaneng being transferred to the Company was recorded at the historical carrying value. The excess of the proportionate share in the book value of the net assets acquired over the relevant portion of the cash consideration was recorded as capital contribution to the Company. The book value of the remaining 66.91% of the net assets continues to be part of the recoverable rate base under the cost recovery formula of the tariff setting mechanism. The difference between these net asset values and the cash consideration is recorded as a negative goodwill.

            The amount of negative goodwill determined under IFRS was recognized as income on a systematic basis over the remaining weighted average useful life of the acquired depreciable or amortizable assets. The amounts of negative goodwill under US GAAP determined on the basis as described above was offset against the fixed assets of the respective power plants as a purchase allocation adjustment. As the amount of negative goodwill under IFRS is different from the amount of the purchase allocation adjustment determined under US GAAP due to the 33.09% portion of the net assets previously owned by Huaneng Group as described above, the net impact on income is also different.

(e)         Accounting Treatment of Convertible Notes

            Under IFRS, the proceeds received on the issue of the convertible notes were allocated into liability and equity components. Upon initial recognition, the liability component represented the present value, at the issuance date, of the contractually determined stream of cash flows discounted at the market interest rate for instruments of comparable credit status providing substantially the same cash flows, on the same terms, but without the conversion option. The equity component was then determined by deducting the liability component from the proceeds received on the issue of the notes. Under US GAAP, the entire proceeds of the issue of convertible notes were recorded as long-term liabilities without distinguishing between the equity and liability components.

            In accordance with IAS 39, which was effective on January 1, 2001, the put option of the convertible notes, which allowed the noteholders to redeem the convertible notes at a premium, was separated from the host contract and accounted for as an embedded derivative. This put option was recorded as a liability and measured at its fair value. When IAS 39 was initially applied in 2001, the difference between the previous carrying amount and the fair value of the put option was recognized as an adjustment to the opening retained earnings as of January 1, 2001. In addition, the liability component was measured at amortized cost and the resulting difference with the previous carrying amount was recognized as an adjustment to the opening retained earnings as of January 1, 2001. After initial recognition, subsequent changes in the value of the put option and the amortized cost of the liability component were charged or credited to income statements.

            Under US GAAP, it is permitted not to measure the put option separately at its fair value, as it represents a derivative embedded in pre-1998 hybrid instrument. The Company continued to accrue for the put premium liability together with the interest payable on the notes using effective interest rate of 6.66% up to the redemption date of May 21, 2002. On May 21, 2002, a portion of the convertible notes was not redeemed by the noteholders. Under US GAAP, the relevant portion of the accrued put premium attributable to the remaining convertible notes not redeemed was amortized as a yield adjustment over the remaining term of the convertible notes because the put price exceeded the market value of the ordinary shares of the Company at the time of the redemption.

(f)         Capitalization of Borrowing Costs

            In accordance with IAS 23, the Company capitalized interests on general borrowings used for the purpose of obtaining a qualifying asset in addition to the capitalization of interests on specific borrowings.

            Under US regulatory accounting requirements, interests on funds borrowed generally and used for the purpose of obtaining a qualifying assets were not capitalized if such interests were not taken into consideration when determining the recoverable rate base for tariff setting purposes.

(g)         Deferred Tax Impact

            This represents deferred tax effect on the above GAAP differences where applicable.

(h)         US Regulatory Accounting

            Under US GAAP, Statement of Financial Accounting Standard Number 71 "Accounting for the Effects of Certain Types of Regulation" ("SFAS 71") is applicable to utilities in the United States whose regulators have the power to approve and/or regulate rates that may be charged to customers. SFAS 71 recognizes that the regulatory process produces economic effects which should be reflected in the financial statements. Because revenues are based on costs, SFAS 71 governs the period in which various costs are included in the income statements with the objective of matching costs with revenues. Provided that, through the rate setting process, the utility is substantially assured of recovering its allowable costs by the collection of revenue from its customers, such costs not yet recovered are deferred as regulatory assets. The regulatory process may also impose a liability on a rate-regulated enterprise, usually representing obligations to the enterprise's customers, which should be recognized as regulatory liability.

            In order to apply SFAS 71, three criteria must be met. These criteria require that a) the power rates for regulated services or products provided to customers be established by or are subject to approval by an independent, third-party regulator or by an entity's own governing board empowered by statute or contract to establish power rates that bind customers; b) the regulated power rates are designed to recover the costs of providing the regulated services or products; and c) in view of the demand for the regulated services or products and the level of competition, direct and indirect, it is reasonable to assume that power rates set at levels that will recover costs can be charged to and collected from customers; this criterion requires consideration of anticipated changes in levels of demand or competition during the recovery period for any capitalized costs.

            The Company and its subsidiaries believe that all of their power plants meet these specific criteria of SFAS 71 with the exception of the Shidongkou First Power Plant, the Taicang Power Company, the Huaiyin Power Company and the Changxing Power Plant ("Four New Power Plants") acquired during the year ended December 31, 2002. Firstly, the power rates are established by an independent regulator, the provincial or local price bureau. Further, the pricing policy applicable to the power plants (with the exception of the Four New Power Plants) provides for rate-setting based on the specific costs of the power plants. This process has operated historically and will continue under the pricing policy. Finally, based on the significant demand for electricity in its service territory, it is reasonable to assume that the authorized power rates will be collected from customers.

            With respect to the Four New Power Plants acquired during the year, the criteria mentioned above are not met and, therefore, SFAS71 cannot be applied. Consequently, the Four New Power Plants have adopted US GAAP without specific reference to the regulatory basis of accounting provided for under SFAS71.

            Under IFRS, as there is no equivalent regulatory accounting standard, the Company's and its subsidiaries' policy is to recognize regulatory assets established under SFAS71 only when they comprise rights or other access to future economic benefits as a result of past events; or to recognize regulatory liabilities only when they comprise a present obligation the settlement of which is expected to result in an outflow of resources embodying economic benefits.

            For the year ended December 31, 2002, there was no material difference in the recognition of both regulatory and non-regulatory assets and liabilities between IFRS and US GAAP.

(i)         Impairment of Long-lived Assets

            The carrying amount of fixed assets under IFRS is reviewed periodically in order to assess whether the recoverable amount has declined below the carrying amount. When such a decline occurs, the carrying amount is reduced to the recoverable amount based on the expected future cash flows generated by the asset discounted to their present value or the asset's net selling price. A subsequent increase in the recoverable amount is written back to the income statement when circumstances and events that led to the write-down cease to exist.

            Under US GAAP, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of assets to future undiscounted net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. Subsequent reversal of impairment is not permitted. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

            For the year ended December 31, 2002, no differences arose in respect of the timing and the amount of impairment in long-lived assets recognized.

      Differences between IFRS and US GAAP which affect the equity and net income of the Company and its subsidiaries are summarized below:

                                                                                                         Equity
                                                                                         ------------------------------------------
                                                                                 Note     As of December 31,    As of December 31,
                                                                                               2002                   2001
                                                                             ----------------------------------  ------------------
                                                                                              RMB`000                  RMB`000
      Equity under IFRS                                                                        30,416,060             28,293,530
      Impact of US GAAP adjustments Note i:
         Effect of acquisition of Shanghai Shidongkou First Power Plant,
            Taicang Power Company and Changxing Power Plant                      (a)             (998,752)               740,065
         Effect of acquisition of 30% additional equity interests in
            Shanghai Shidongkou First Power Plant, 5% additional equity interests in Taicang Power Company and 44.16% equity interests
            in Huaiyin Power Company                                             (b)             (313,859)                     -
         Recording of capital contribution arising from acquisition of
            Shandong Huaneng                                                     (d)              862,922                862,922
         Difference in amortization of negative goodwill                         (d)             (174,182)               (87,091)
         Adjustments on convertible notes
            - Reversal of equity component of the convertible notes              (e)             (510,506)              (510,506)
            - Reversal of adjustment relating to the convertible notes
                  arising form the initial adoption of IAS 39                    (e)              463,921                463,921
            - Difference in accounting treatment of convertible notes            (e)                5,246                      -
         Difference in capitalization of borrowing costs                         (f)              (88,412)                     -
         Applicable deferred tax impact of the above GAAP differences            (g)              252,124                 62,943
                                                                                         -------------------------------------------

      Equity under US GAAP Note i                                                              29,914,562             29,825,784
                                                                                         ===========================================


                                                                                                         Net income
                                                                                      -------------------------------------------
                                                                                               For the year ended December 31,
                                                                                      -------------------------------------------
                                                                                Note   2002          2001            2000
                                                                              ------  ------------ --------------  --------------
                                                                                      RMB`000      RMB`000         RMB`000
      Net income under IFRS                                                             3,921,004    3,450,658       2,515,830
      Impact of US GAAP adjustments Note i:
          Effect of acquisition of Shanghai Shidongkou First
             Power Plant, Taicang Power Company and
             Changxing  Power Plant                                              (a)      126,498      234,127         149,711
         Effect of acquisition of 30% additional equity interests in Shanghai
            Shidongkou First Power Plant, 5% additional equity interests in
            Taicang Power Company and 44.16% equity interests in Huaiyin
            Power Company                                                        (b)       10,556            -               -
         Recording housing benefits provided by HIPDC                            (c)      (26,152)     (26,152)        (26,152)
         Difference in amortization of negative goodwill                         (d)      (87,091)     (87,091)              -
         Difference in accounting treatment of convertible notes                 (e)        5,116            -               -
         Difference in capitalization of borrowing costs                         (f)      (88,412)           -               -
         Applicable deferred tax impact of the above GAAP differences            (g)       33,674            -               -
                                                                                      ------------ --------------  --------------

      Net income under US GAAP Note i                                                   3,895,193    3,571,542        2,639,389
                                                                                      ============ ==============  ==============

      Basic earnings per ordinary share under US GAAP (RMB) Note ii                          0.65         0.63             0.47
                                                                                      ============ ==============  ==============

      Basic earnings per ADS under US GAAP (RMB) Note ii                                    25.97        25.09            18.69
                                                                                      ============ ==============  ==============

      Diluted earnings per ordinary share under US GAAP (RMB) Note ii                        0.64         0.62             0.46
                                                                                      ============ ==============  ==============

      Diluted earnings per ADS under US GAAP (RMB) Note ii                                  25.62        24.63            18.52
                                                                                      ============ ==============  ==============

             (Note i) Consistent with applying the accounting treatment under US GAAP as described in Note (a) above, the consolidated financial statements under US GAAP for prior periods presented have been retroactively restated as if the current structure and operations resulted from the acquisition of the three new power plants had been in existence since the beginning of the earliest period presented.

              (Note ii) Earning per ordinary shares and per equivalent ADS were calculated by dividing the net income for the financial year under US GAAP by the weighted average number of ordinary shares and ADS in issue during the financial year. On a diluted basis, both net income for the financial year and the weighted average number of ordinary shares and ADS outstanding for the financial year were adjusted on the assumption that the convertible notes had been fully converted at the beginning of the year.

            In preparing the summary of difference between IFRS and US GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Accounting estimates have been employed in these financial statements to determine reported amounts, including realizability, useful lives of assets and other areas. Actual results could differ from those estimates.

            The following are condensed consolidated balance sheets of the Company and its subsidiaries as of December 31, 2001 and 2002, and the related condensed consolidated statements of income, change in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2002, restated to reflect for the effect of the acquisition of entities under common control which is accounted at historical cost in a manner similar to the pooling of interests method under US GAAP and other differences between IFRS and US GAAP.

      Condensed Consolidated Balance Sheets

                                                                                             As of December 31,
                                                            -----------------------------------------------------------------------
                                                                                       2002                            2001
                                                            -------------------------------------------------  --------------------
                                                                         RMB'000                    US$'000          RMB'000
ASSETS

Non-current assets
   Property, plant and equipment, net                                     38,434,682              4,643,384        39,270,064
   Investment in an associate                                                200,960               24,278             226,488
   Deferred tax assets                                                       240,781               29,089              62,943
   Goodwill                                                                   63,754                7,702                   -
   Other long-term assets                                                  1,322,828              159,814           1,043,748
                                                            ------------------------        -----------------  --------------------

      Total non-current assets                                            40,263,005            4,864,267          40,603,243
                                                            ------------------------        -----------------  --------------------

Current assets
   Inventories, net                                                          923,341              111,551             789,731
   Other receivables and assets, net                                         242,905               29,346             313,165
   Accounts receivable                                                     2,361,833              285,339           1,780,694
   Restricted cash                                                            13,259                1,602                   -
   Temporary cash investments                                              1,141,502              137,908           6,224,070
   Cash and cash equivalents                                               3,002,601              362,751           2,414,448
                                                            ------------------------        -----------------  --------------------

      Total current assets                                                 7,685,441              928,497          11,522,108
                                                            ------------------------        -----------------  --------------------

      Total assets                                                        47,948,446            5,792,764          52,125,351
                                                            ========================        =================  ====================


                                                                                 As of December 31,
                                                          -------------------------------------------------------------------------
                                                                                       2002                         2001
                                                          ---------------------------------------------------  --------------------
                                                                      RMB'000                   US$'000            RMB'000
EQUITY AND LIABILITIES

Shareholders' equity                                                 29,914,562                3,614,048          29,825,784
                                                            ------------------------        -----------------  --------------------

Minority interests                                                      869,621                  105,061             815,179
                                                            ------------------------        -----------------  --------------------

Non-current liabilities
   Convertible notes                                                    166,498                   20,115                   -
   Accrued put premium                                                                                                     -
     on convertible notes                                                30,841                    3,726
   Long-term loans from                                                                                                    1
     shareholders                                                       388,891                   46,983             940,93
   Long-term bank loans                                               8,464,521                1,022,619          10,213,298
   Other long-term loans                                                331,389                   40,036             106,799
   Other financial liabilities                                           19,397                    2,343              14,875
   Deferred tax liabilities                                             110,510                   13,351                   -
                                                            ------------------------        -----------------  --------------------

      Total non-current liabilities                                   9,512,047                1,149,173          11,275,903
                                                            ------------------------        -----------------  --------------------

Current liabilities
   Accounts payable and accrued liabilities                           3,734,350                  451,156           2,840,125
   Taxes payable                                                        620,189                   74,926             549,880
   Due to HIPDC                                                         100,475                   12,139              36,584
   Due to other related parties                                               -                        -              26,123
   Staff welfare and bonus payable                                      233,566                   28,218             381,402
   Short-term loans                                                     550,000                   66,447             440,000
   Current portion of long-term loans from                                                                                 5
      shareholders                                                      388,891                   46,983              36,63
   Current portion of long-term                                                                                            5
      bank loans                                                      1,928,732                  233,015           3,208,79
   Current portion of other long-term loans                              96,013                   11,600             283,273
   Convertible notes                                                          -                        -           1,903,618
   Accrued put premium for
       convertible notes                                                      -                        -             502,050
                                                            ------------------------        -----------------  --------------------

      Total current liabilities                                       7,652,216                  924,484          10,208,485
                                                            ------------------------        -----------------  --------------------

      Total liabilities and equity                                   47,948,446                5,792,766          52,125,351
                                                            ========================        =================  ====================


      Condensed Consolidated Statements of Income

                                                                               Year ended December 31,
                                                   ------------------------------------------------------------------------------
                                                                    2002                            2001                2000
                                                   -------------------------------------  -------------------  ------------------
                                                         RMB'000             US$'000              RMB'000             RMB'000
Operating revenue, net                                 19,845,599           2,397,593            18,692,529           15,073,428
                                                   ------------------  -----------------  -------------------  -----------------
Operating expenses:
Fuel                                                   (7,583,013)           (916,122)           (6,434,453)          (4,956,405)
Maintenance                                              (698,598)            (84,399)             (934,612)            (829,961)
Depreciation                                           (3,501,363)           (423,008)           (3,466,411)          (3,013,962)
Labor                                                  (1,162,506)           (140,445)           (1,043,248)            (912,737)
Transmission fees                                         (35,754)             (4,320)              (36,925)             (17,094)
   Service fees to HIPDC                                 (263,716)            (31,860)             (307,322)            (310,742)
Income tax                                             (1,001,683)           (121,016)             (888,916)            (542,805)
Others                                                   (822,900)            (99,416)             (820,446)            (652,703)
                                                   ------------------  -----------------  -------------------  -----------------

    Total operating expenses                          (15,069,533)         (1,820,586)          (13,932,333)         (11,236,409)
                                                   ------------------  -----------------  -------------------  -----------------

Income before financial expenses                        4,776,066             577,007             4,760,196            3,837,019
                                                   ------------------  -----------------  -------------------  -----------------

Interest income                                            84,735              10,237               115,918               82,047
Interest expense                                         (724,397)            (87,516)           (1,087,443)          (1,204,619)
Bank charges and exchange losses, net                     (31,418)             (3,796)              (41,794)             (34,932)
                                                   ------------------  -----------------  -------------------  -----------------

Total financial expenses                                 (671,080)            (81,075)           (1,013,319)          (1,157,504)
                                                   ------------------  -----------------  -------------------  -----------------

Share of loss of associates                                (1,634)               (197)               (5,381)                   -
Minority interests                                       (208,159)            (25,148)             (169,954)             (40,126)
                                                   ------------------  -----------------  -------------------  -----------------

Net income attributable to
     the shareholders                                   3,895,193             470,587             3,571,542            2,639,389
                                                   ==================  =================  ===================  =================

Condensed Consolidated Statements of Changes in Shareholders' Equity

                                                                                                       RMB'000        US$'000
                                                                                                  -------------     ------------
Balance as of January 1, 2000                                                                       21,885,465

Dividends relating to 1999                                                                           (508,500)

Net profit attributable to shareholders for the year ended December 31,
   2000                                                                                              2,639,389

Capital contribution from HIPDC on housing benefits                                                     26,152

Distribution to Huaneng Group                                                                         (58,734)
                                                                                                  -------------

Balance as of December 31, 2000                                                                     23,983,772

Dividends relating to 2000                                                                         (1,243,000)

Net profit attributable to shareholders for the year ended December 31,
2001                                                                                                 3,571,542

Capital contribution arising from acquisition of Shandong Huaneng
                                                                                                       862,922

Capital contribution from HIPDC on housing benefits                                                     26,152

Issuance and sale of 350,000,000 new Domestic Shares, net of direct issuance cost
                                                                                                     2,770,058

Distribution to Huaneng Group                                                                        (145,662)
                                                                                                  -------------

Balance as of December 31, 2001                                                                     29,825,784        3,603,323

Dividends relating to 2001                                                                         (1,800,000)        (217,462)

Net profit attributable to shareholders for the year ended December 31,
   2002                                                                                              3,895,193          470,587

Conversion of convertible notes to new ordinary shares                                                   1,655              200

Netdeemed capital distribution to Huaneng Group arising from the acquisition of the equity interests of the four power plants and additional interests in Shanghai Shidongkou First Power Plant and
   Taicang Power Company                                                                           (2,034,222)        (245,759)

Capital contribution from HIPDC on housing benefits                                                     26,152            3,159
                                                                                                  -------------     ------------

Balance as of December 31, 2002                                                                     29,914,562        3,614,048
                                                                                                  =============     ============

      Condensed Consolidated Statements of Cash Flows

                                                                                  Year ended December 31,
                                                             --------------------------------------------------------------
                                                                         2002                       2001         2000
                                                             -------------------------------   ------------  --------------
                                                               RMB'000           US$'000           RMB'000      RMB'000
Net cash provided by operating activities                      7,469,213           902,373        6,598,191    6,093,354

Net cash provided by (used in) investing activities            2,620,931           316,641       (4,720,026)  (5,880,521)

Net cash used in financing activities                         (9,501,991)       (1,147,958)      (1,567,272)    (820,433)
                                                             --------------  ---------------   ------------  --------------

Net increase (decrease) in cash and cash equivalents             588,153            71,056          310,893     (607,600)

Cash and cash equivalents, beginning of year                   2,414,448           291,695        2,103,555    2,711,155
                                                             --------------  ---------------   ------------  --------------

Cash and cash equivalents, end of year                         3,002,601           362,751        2,414,448    2,103,555
                                                             ==============  ===============   ============  ==============

       Statement of Comprehensive Income

      Under US GAAP, certain items shown as components of common equity must be more prominently reported in a separate statement as components of comprehensive income. However, for each of the year in the three-year period ended December 31, 2002, apart from the net income, there was no other comprehensive income which should be included in the statement of comprehensive income.


      New Accounting Pronouncements

      The Financial Accounting Standards Board ("FSAB") issued Statement of Financial Accounting Standards No. 143, Accounting for Assets Retirement Obligations ("SFAS 143"), Statement of Financial Accounting Standards No. 145, Recession of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections ("SFAS 145"), Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated With Exit or Disposal Activities ("SFAS 146"), Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure ("SFAS 148"), FASB Interpretation No.45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, An Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34 ("FIN 45") and FASB Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN 46").

      SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated assets retirement costs.

      SFAS 145 rescinds Statement of Financial Accounting Standards No. 4, Reporting Gains and Losses from Extinguishment of Debt ("SFAS 4"), and an amendment of SFAS 4, Statement of Financial Accounting Standards No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. It also rescinds Statement of Financial Accounting Standards No. 44, Accounting for Intangible Assets of Motor Carriers. It amends Statement of Financial Accounting Standards No. 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. It also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions.

      SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)."

      SFAS 148 amends Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, it amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

      FIN 45 elaborates on the disclosure to be made by a guarantor about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions under FIN 45 are applicable prospectively to guarantees issued or modified after December 31, 2002. The adoption of disclosure requirements that are effective for the year ended December 31, 2002, did not have a material effect on the consolidated financial statements of the Company and its subsidiaries.

      FIN 46 provides guidance on the identification of and financial reporting for entities over which control is achieved through means other than voting rights. This interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved.

      SFAS 143, SFAS 145, SFAS 146, SFAS 148, FIN 45 and FIN 46 are effective for fiscal years beginning after December 15, 2002 or later. The Company has not completed its assessment of the effects of adoption these new accounting pronouncements.

                                   SIGNATURE

            The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                             Huaneng Power International, Inc.

                             By /s/ Wang Xiao Song
                             Name: Wang Xiao Song
                             Title: Vice Chairman


Date:  June 16, 2003

                                CERTIFICATIONS

I, Li Xiaopeng, certify that:

1. I have reviewed this annual report on Form 20-F of Huaneng Power International, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

         a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

         c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation , to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

         a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

         b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrants' other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weakness.

Date: June 16, 2003

                                                         By /s/ Li Xiaopeng
                                                         ----------------------
                                                         Li Xiaopeng, Chairman

I, Huang Jian, certify that:

1. I have reviewed this annual report on Form 20-F of Huaneng Power International, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

         a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

         c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation , to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

         a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

         b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrants' other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weakness.

Date: June 16, 2003

                                                    By /s/ Huang Jian
                                                    ----------------------------
                                                    Huang Jian, Chief Accountant

                                                                Exhibit 10.1

                   Certification of CEO and CFO Pursuant to
                            18 U.S.C. Section 1350,
                            as Adopted Pursuant to
                 Section 906 of the Sarbanes-Oxley Act of 2002

            In connection with the Annual Report on Form 20-F of HUANENG POWER INTERNATIONAL, INC. (the "Company") for the year ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Li Xiaopeng, as Chairman of the Company, and Huang Jian, as Chief Accountant of the Company, each hereby certifies, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that, to the best of his knowledge:

         (1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

         (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.



/s/ Li Xiaopeng
Name: Li Xiaopeng
Title:   Chairman
Date:   June 16, 2003



/s/ Huang Jian
Name: Huang Jian
Title:   Chief Accountant
Date:   June 16, 2003


            This certification accompanies the Report pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of ss.18 of the Securities Exchange Act of 1934, as amended.

            A signed original of this written statement required by Section 906 has been provided to Huaneng Power International, Inc. and will be retained by Huaneng Power International, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.