Form 20-F
HUANENG POWER INTERNATIONAL INC
filed 2004-04-16
CIK 929058

As filed with the Securities and Exchange Commission on April 16, 2004
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 20-F
(Mark One)

     [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
         SECURITIES EXCHANGE ACT OF 1934

                                      OR

     [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES
         EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

                                      OR

    [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES
     EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM TO

                         Commission file number: 1-13314
                         _______________________________

                       HUANENG POWER INTERNATIONAL, INC.
            (Exact name of Registrant as specified in its charter)
                         _______________________________

                          PEOPLE'S REPUBLIC OF CHINA
                (Jurisdiction of incorporation or organization)
                         _______________________________

                    WEST WING, BUILDING C, TIANYIN MANSION,
         2C, FUXINGMENNAN STREET, BEIJING, PEOPLE'S REPUBLIC OF CHINA
                   (Address of principal executive offices)
                         _______________________________

                            Securities registered or to be registered pursuant
to Section 12(b) of the Act.

                                                         Name of each exchange
         Title of Each Class                              on which registered
         ------------------                             -----------------------
Ordinary American Depositary Shares.................    New York Stock Exchange
Overseas Listed Foreign Shares of RMB1.00 each......    New York Stock Exchange*
                         _______________________________

               Securities registered or to be registered pursuant
                          to Section 12(g) of the Act.
                                     NONE
                               (Title of Class)
                         _______________________________

              Securities for which there is a reporting obligation
                     pursuant to Section 15(d) of the Act.
                                     NONE
                               (Title of Class)
                         _______________________________

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:
     Domestic Shares of RMB1.00 each.....................   4,500,000,000
     Overseas Listed Foreign Shares of RMB1.00 each......   1,527,671,200

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 Yes |X| No [ ]

Indicate by check mark which financial statement item the registrant has elected to follow.

                            Item 17 |X| Item 18 [ ]
_______________
* Not for trading, but only in connection with the registration of American Depositary Shares.

================================================================================



                               TABLE OF CONTENTS

                                                                                                                 Page
PART I............................................................................................................1


   ITEM 1      Identity of Directors, Senior Management and Advisers..............................................1

   ITEM 2      Offer Statistics and Expected Timetable............................................................1

   ITEM 3      Key Information....................................................................................1
     A.      Selected Financial Data..............................................................................1
     B.      Capitalization and Indebtedness......................................................................3
     C.      Reasons for the offer and use of proceeds............................................................3
     D.      Risk factors.........................................................................................3

   ITEM 4      Information on the Company.........................................................................7
     A.      History and development of the Company...............................................................7
     B.      Business overview....................................................................................8
     C.      Organizational Structure............................................................................14
     D.      Property, plants and equipment......................................................................16

   ITEM 5      Operating and Financial Review and Prospects......................................................28
     A.      Operating Results...................................................................................31
     B.      Impact of Government Policies.......................................................................42
     C.      Liquidity and Capital Resources.....................................................................43
     D.      Trend Information...................................................................................47
     E.      Off-Balance Sheet Arrangements......................................................................48
     F.      Tabular Disclosure of Contractual Obligations and Commercial Commitments............................49

   ITEM 6      Directors, Senior Management and Employees........................................................50
     A.      Directors, members of the supervisory committee and senior management...............................50
     B.      Compensation of Directors and Officers..............................................................54
     C.      Board Practice......................................................................................54
     D.      Employees...........................................................................................54
     E.      Share Ownership.....................................................................................55

   ITEM 7      Major Shareholders and Related Party Transactions.................................................55
     A.      Major shareholders..................................................................................55
     B.      Related party transactions..........................................................................57
     C.      Interests of experts and counsel....................................................................59

   ITEM 8      Financial Information.............................................................................59
     A.      Consolidated Statements and Other Financial Information.............................................59
     B.      Significant Changes.................................................................................59

   ITEM 9      The Offer and Listing.............................................................................60

   ITEM 10     Additional Information............................................................................61
     A.      Share Capital.......................................................................................61
     B.      Memorandum and articles of association..............................................................61
     C.      Material Contracts..................................................................................61
     D.      Exchange controls...................................................................................61
     E.      Taxation............................................................................................62
     F.      Dividends and paying agents.........................................................................67
     G.      Statement by experts................................................................................67
     H.      Documents on display................................................................................67
     I.   Subsidiary Information.................................................................................67

   ITEM 11     Quantitative and Qualitative Disclosures About Market Risk........................................67

   ITEM 12     Description of Securities Other than Equity Securities............................................69

PART II..........................................................................................................69

   ITEM 13     Defaults, Dividend Arrearages and Delinquencies...................................................69

   ITEM 14     Material Modifications to the Rights of Security Holders and Use of Proceeds......................69

   ITEM 15     Controls and Procedures...........................................................................69

   ITEM 16     [Reserved]........................................................................................69

   ITEM 17     Financial Statements..............................................................................71

   ITEM 18     Financial Statements..............................................................................71

   ITEM 19     Exhibits..........................................................................................71




                                 INTRODUCTION

     We maintain our accounts in Renminbi yuan ("Renminbi" or "RMB"), the lawful currency of the People's Republic of China (the "PRC" or "China"). References herein to "US$" or "US dollars" are to United States dollars, and references to "HK$" are to Hong Kong dollars. References to ADRs and ADSs are to American Depositary Receipts and American Depositary Shares, respectively. Translations of amounts from Renminbi to US dollars are solely for the convenience of the reader. Unless otherwise indicated, any translations from Renminbi to US dollars or from US dollars to Renminbi were translated at the average rate announced by the People's Bank of China (the "PBOC Rate") on December 31, 2003 of US$1.00 to RMB8.2767. No representation is made that the Renminbi or US dollar amounts referred to herein could have been or could be converted into US dollars or Renminbi, as the case may be, at the PBOC Rate or at all.

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

     References to "Huaneng Group" are to China Huaneng Group.

     References to "local governments" in the PRC are to governments at all administrative levels below the central government, including provincial governments, governments of municipalities directly under the central government, municipal and city governments, county governments and township governments.

     References to "power plants" or "our power plants" are to the power plants that are wholly-owned by the Company or to the power plants in which the Company owns majority equity interests.

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

                                     PART I

ITEM 1   Identity of Directors, Senior Management and Advisers

     Not applicable.

ITEM 2   Offer Statistics and Expected Timetable

     Not applicable.

ITEM 3   Key Information

A.       Selected Financial Data

     Our consolidated balance sheet data as of December 31, 2003 and 2002 and the consolidated income statement and cash flow data for each of the years in the three-year period ended December 31, 2003 are derived from the historical financial statements included herein. Our consolidated balance sheet data as of December 31, 2001, and balance sheet data of the Company as of December 31, 2000 and 1999 and income statement and cash flow data for each of the years in the two-year period ended December 31, 2000, are derived from historical financial statements not included herein. The Selected Financial Data should be read in conjunction with the consolidated financial statements and "Item 5
- Operating and Financial Review and Prospects". The financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") which differ from the generally accepted accounting principles in the United States of Ameica ("US GAAP").

     In accordance with IFRS, we have adopted the acquisition method to account for our acquisitions of power plants in 2002 and 2003. Accordingly, the consolidated financial statements and, except as otherwise noted, all other IFRS financial information presented in this Annual Report, include the results of these power plants, only from the respective dates of acquisition. In contrast, under US GAAP, our acquisitions of these power plants are considered as combination of entities under common control and the acquired assets and liabilities are accounted for at historical cost in a manner similar to pooling of interests method. Accordingly, the consolidated financial statements for all periods presented have been retroactively restated as if the current structure and operations had been in existence since inception. The differences between IFRS and US GAAP that would have significant impact on the net income for each of the years in the three-year period ended December 31, 2003 and the equity as of December 31, 2002 and 2003 are set forth in Note 41 to the Financial Statements. The Selected Financial Data may not be indicative of future earnings, cash flows or financial position.

                                                                      Year Ended December 31,
                                        ------------------------------------------------------------------------------
                                            1999         2000         2001          2002         2003        2003
                                        ------------------------------------------------------------------------------
RMB and US dollars in thousands             (RMB)        (RMB)        (RMB)        (RMB)        (RMB)      (US$)(1)
except per share data
Income Statement Data
IFRS

Operating revenue, net..............      10,488,158  12,553,254   15,791,362    18,474,469    23,388,237   2,825,793
Operating expenses..................      (7,508,172) (8,646,356)  (10,777,328) (12,896,455)  (16,315,075) (1,971,205)
                                        ------------------------------------------------------------------------------
Profit from operations..............       2,979,986   3,906,898    5,014,034     5,578,014     7,073,162     854,588
Total financial expenses............        (727,256)   (979,866)    (796,215)     (510,265)     (544,285)    (65,761)
Gain from disposal of investments...              --          --       24,671         1,288        10,705       1,293
Share of profit (loss) of associates              --          --       (5,381)      (11,145)      212,091      25,625
Other income, net...................              --          --           --            --        12,070       1,458
Profit before tax...................       2,252,730   2,927,032    4,237,109     5,057,892     6,763,743     817,203
Income tax expenses.................        (384,555)   (411,202)    (715,220)     (980,854)   (1,149,441)   (138,877)
Minority Interests..................              --          --      (71,231)     (156,034)     (183,894)    (22,218)
                                        ------------------------------------------------------------------------------
Net profit..........................       1,868,175   2,515,830    3,450,658     3,921,004     5,430,408     656,108
                                        ==============================================================================
Basic earnings per share............            0.33        0.45         0.61          0.65         0.90         0.11
Fully diluted earnings per share....             N/A        0.44         0.60          0.65         0.90         0.11

US GAAP(2)

Operating revenue, net..............                               19,151,816    20,834,089    24,142,713   2,916,949
Net profit..........................                                3,528,753     3,952,112     5,470,041     660,897
Basic earnings per share............                                     0.62            0.66         0.91       0.11
Fully diluted earnings per share....                                     0.61            0.65         0.90       0.11


                                                                   Year Ended December 31,
                                        ------------------------------------------------------------------------------
                                            1999         2000         2001         2002         2003         2003
                                        ------------------------------------------------------------------------------
RMB and US dollars in thousands             (RMB)        (RMB)        (RMB)        (RMB)        (RMB)      (US$)(1)
except per share data
Balance Sheet Data
IFRS

Current assets......................      5,866,082   10,061,689   10,763,919    7,685,441    8,303,195    1,003,202
Property, plant and equipment, net..     34,073,768   31,643,530   37,557,114   41,103,468   42,658,365    5,154,031
Available-for-sale investments......             --           --           --      254,990      254,990       30,808
Investment in associates............             --           --      226,488      200,960    2,766,031      334,195
Land use rights and other long-term         642,880      761,729      970,759    1,067,838    1,037,859      125,395
assets..............................
Deferred tax assets.................             --           --           --           --       21,311        2,575
Goodwill............................             --           --           --      126,560      298,876       36,111
Less: Negative goodwill.............             --           --   (2,225,505)  (1,978,227)  (1,730,949)    (209,135)
Total assets........................     40,582,730   42,466,948   47,292,775   48,461,030   53,609,678    6,477,182

Current liabilities.................      6,237,140    7,070,603    8,922,347    7,652,216    9,242,408    1,116,679
Non-current liabilities.............     12,573,185   11,616,610    9,590,637    9,482,050    9,256,718    1,118,407
Minority Interests..................              -            -      486,261      910,704    1,155,197      139,572
Shareholders' equity................     21,772,405   23,779,735   28,293,530   30,416,060   33,955,355    4,102,524
                                        ------------------------------------------------------------------------------
Total liabilities and equity........     40,582,730   42,466,948   47,292,775   48,461,030   53,609,678    6,477,182
                                        ==============================================================================
US GAAP (2)

Total assets........................                                            50,314,436   52,748,452    6,373,126
Total liabilities...................                                           (19,335,937) (18,496,249)  (2,234,737)
Minority Interests..................                                              (957,224)  (1,125,259)    (135,955)
                                                                             -----------------------------------------
Shareholders' equity................                                            30,021,275   33,126,944    4,002,434
                                                                             =========================================



                                                                      Year Ended December 31,
                                        ------------------------------------------------------------------------------
                                                 1999        2000         2001        2002        2003        2003
                                        ------------------------------------------------------------------------------
                                                (RMB)        (RMB)       (RMB)       (RMB)       (RMB)      (US$)(1)
Cash Flow Data
IFRS

Purchase of property, plant and equipment.    (2,274,342)  (351,966)   (2,870,858) (1,594,210) (3,606,704)  (435,766)
Net cash provided by operating activities.     5,007,377   5,643,361    5,918,896   7,079,718   9,533,289  1,151,822
Net cash (used in) provided by investing      (2,634,962) (5,317,519)  (4,564,536)  1,074,101  (5,225,080)  (631,300)
activities................................
Net cash used in financing activities.....    (2,064,635)  (830,667)   (1,169,597) (7,324,354) (3,182,162)  (384,472)

US GAAP (2)

Purchase of property, plant and equipment.                             (3,496,781) (2,259,724) (4,898,282)  (591,816)
Net cash provided by operating activities.                             6,528,209   7,820,762   9,655,472   1,166,585
Net cash (used in) provided by investing                               (5,340,464) 2,077,754   (5,904,727)  (713,416)
activities................................
Net cash used in financing activities.....                             (1,129,337) (9,239,037) (2,767,549)  (334,378)

Other Financial Data
IFRS and US GAAP

Dividend declared per share...............          0.09        0.22         0.30        0.34        0.50       0.06
Number of ordinary shares (`000)..........     5,650,000   5,650,000    6,000,000   6,000,274   6,027,671  6,027,671
_______________

(1) The US dollar data has been translated from RMB solely for convenience at the PBOC Rate on December 31, 2003 of US$1.00 to RMB8.2767. See Item 10. Additional Information -- Exchange control for more information on exchange rates between RMB and US dollars.

(2) The amounts as of December 31, 2003 and 2002 and for each of the years in the three-year period ended December 31, 2003 are presented to reflect the acquisitions of the power plants in a manner similar to pooling of interests method, as well as the effects of other differences between IFRS and US GAAP.


B.       Capitalization and Indebtedness

     Not applicable.

C.       Reasons for the offer and use of proceeds

     Not applicable.

D.       Risk factors

Risks relating to our business and the PRC's power industry

Government regulation of power rates and other aspects of the power industry may adversely affect our business

     Similar to electric power companies in other countries, we are subject to governmental and electric power grid regulations in virtually all aspects of our operations, including the amount and timing of electricity generation, power rates setting, performance of scheduled maintenance and compliance with power grid control and dispatch directives. There can be no assurance that these regulations will not change in the future in a manner which could adversely affect our operations. Since 1995, we have charged and collected power rates that were designed to enable us to recover all operating and debt service costs and to earn a fixed return on our Net Fixed Assets. However, there can be no assurance that there will not be any change in the implementation of the power rate setting principles that could materially adversely affect our operations. In addition, the PRC government started in 1999 to experiment with a program to effect power sales through a bidding process in some of the provinces where we operate our power plants. The power rates for power sold by this bidding process are generally lower than the approved power rates for planned output. Although the power sales through the bidding process in the last 5 years constituted only a small fraction of our total output, it is expected that the government will expand the program in the future. On July 3, 2003, the State Council approved an electricity pricing reform plan and made it clear that the long-term objective of electric power pricing reform is to establish a standardized and transparent power price setting mechanism. At present, a detailed rule for the implementation of this pricing reform plan is in the process of being formulated. There is no assurance that the power rates and the revenues of our power plants will not be adversely affected. See "Item 4 Information of the Company-B Business Preview - Pricing Policy."

If our power plants receive less dispatching than Planned Generation, the power plants will sell less electricity than planned

     Our profitability depends, in part, upon each of our power plants generating electricity at a level sufficient to meet or exceed the Planned Generation, which in turn will be subject to local demand for electric power and dispatching to the grids by the dispatch centers of the local grid companies.

     The dispatch of electric power generated by a power plant is controlled by the Dispatch Center of the applicable grid companies pursuant to a dispatch agreement with us and to governmental dispatch regulations. In each of the markets we operate, we compete against other power plants for power sales. No assurance can be given that the Dispatch Centers will dispatch the full amount of the Planned Generation of our power plants. A reduction by the Dispatch Center in the amount of electric power dispatched relative to a power plant's Planned Generation could have an adverse effect on the profitability of our operations. However, we have not encountered any such bias in the past.

The power industry reform may negatively affect our business

     PRC government in 2002 announced and started to implement measures to further reform the power industry, with the ultimate goal to create a more open and fair power market. As part of the reform, five power generation companies, including Huaneng Group, were created or restructured to take over all the power generation assets originally belonging to the State Power Corporation of China. In addition, two grid companies were created to take over the power transmission and distribution assets originally belonging to the State Power Corporation of China. An independent power supervisory commission, the State Electricity Regulatory Commission ("SERC'), was created to regulate the power industry. It is uncertain how these reform measures and any further reforms are going to be implemented and how they will impact our business. We may face enhanced competition as the reform is being carried out.

We are effectively controlled by HIPDC, whose interest may differ from those of our other shareholders

     HIPDC, as our controlling shareholder, together with other local government investment companies, is able to elect the entire board of directors. HIPDC's interests may sometimes conflict with those of our other minority shareholders. There is no assurance that HIPDC will always vote its shares, or direct the directors nominated by it to act in a way that will benefit our other minority shareholders.

Disruption in Fuel supply and its transportation may negatively affect the normal operation of our power plants

     We have obtained our coal and oil supplies for our power plants through a combination of purchases pursuant to allocations coordinated under the state guidance and purchases on the open market. At the same time, we have also enjoyed priority access pursuant to PRC Government allocations to transportation services required to transport our coal and oil supplies. PRC Government allocations help to assure priority in the receipt of certain limited resources, sometimes at regulated prices. Although we have received sufficient and timely allocations of fuel supply and transportation services for our operations and have not experienced shutdowns or reduced electricity generation caused by inadequate fuel supply or transportation services, there can be no assurance that the system of PRC Government allocations which ensure priority access by the major power plants to coal, oil and transportation will continue in the future, that we will continue to obtain allocations to match our operation requirements or that the loss of priority access through PRC Government allocations will not, in the event of national supply shortfalls, adversely affect our operations.

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

     In addition, from time to time, we may acquire existing power plants from HIPDC, Huaneng Group or other parties. The timing and the likelihood of the consummation of any such acquisition will depend, among other things, on our ability to obtain financing and relevant PRC Government approvals and to negotiate relevant agreements for terms acceptable to us.

Substantial capital is required for investing in or acquiring new power plants and failure to obtain capital on reasonable commercial terms will increase our financing cost and cause delay in our expansion plans

     An important component of our growth strategy is to acquire operating power plants and related development rights from HIPDC, Huaneng Group or other companies on commercially reasonable terms. Our ability to arrange financing and the cost of such financing depend on numerous factors, including general economic and capital market conditions, credit availability from banks or other lenders, investor confidence in us and the continued success of our power plants. Although we have historically been able to obtain financing on terms acceptable to us, there can be no assurance that financing for future power plant acquisitions will be available on terms acceptable to us or, in the event of an equity offering, that such offering will not result in substantial dilution to existing shareholders.

Operation of power plants involves many risks and we may not have enough insurance to cover the economic losses if any of our power plants' ordinary operation is interrupted

     The operation of power plants involves many risks and hazards, including breakdown, failure or substandard performance of equipment, improper installation or operation of equipment, labor disturbances, natural disasters, environmental hazards and industrial accidents. The occurrence of material operational problems, including but not limited to the above events, may adversely affect the profitability of a power plant. We maintain insurance typical in the electric power industry in China and in amounts that we believe to be adequate. Such insurance, however, may not provide adequate coverage in certain circumstances. In particular, in accordance with industry practice in the PRC, we do not currently carry any business interruption insurance or, except for third party liability insurance coverage for accidents during capital construction and equipment installation and other types of assets insurances, any third party liability insurance to cover claims in respect of bodily injury or property or environmental damage arising from accidents on our property or relating to our operation except for one of our power plants. Although each of our power plants has a good record of safe operation, there is no assurance that the afore-mentioned accidents will not occur in the future.

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

     We attach great importance to the environmental related matters of our existing power plants and our power plants under construction. We have implemented a system that is designed to control pollution caused by our power plants, including the establishment of an environmental protection office at each power plant, adoption of relevant control and evaluation procedures and the installation of certain pollution control equipment. We believe our environmental protection systems and facilities for the power plants are adequate for us to comply with applicable central government and local government environmental protection laws and regulations. The PRC Government may impose new, stricter laws and regulations which would require additional expenditure on environmental protection.

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

Interpretation of PRC laws and regulations involves significant uncertainties

     The PRC legal system is based on written statutes and their interpretation by the Supreme People's Court. Prior court decisions may be cited for reference but have limited value as precedents. Since 1979, the PRC government has been developing a comprehensive system of commercial laws, and considerable progress has been made in introducing laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, because these laws and regulations are relatively new, and because of the limited volume of published cases and judicial interpretation and their lack of force as precedents, interpretation and enforcement of these laws and regulations involve significant uncertainties. In addition, as the PRC legal system develops, we cannot assure that changes in such laws and regulations, and their interpretation or their enforcement will not have a material adverse effect on our business operations.

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

ITEM 4   Information on the Company

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

     In 2003, we entered into an agreement with Shenzhen Investment Holding Corporation and Shenzhen Energy Group Co., Ltd. to acquire 25% interest of the enlarged share capital of Shenzhen Energy Group Co., Ltd. representing attributable generation capacity of 417 MW. The consideration for this acquisition was RMB 2,390 million.

     In 2003, we also made the following acquisitions, all of which were financed by our own funds. Please see "Item 4 Information of the Company--Property, plants and equipment" for a detailed description of these newly acquired power plants:

     55% of the equity interest in the registered capital of Qinbei Power Plant, 60% of the equity interest in the registered capital of Yushe Power Plant, and the net assets of Xindian Power Plant formerly owned by Huaneng Group.

     These acquisitions increased our attributable generation capacity by 770 MW and attributable capacity under construction by 1,020 MW. The consideration for these acquisitions was RMB550 million.

     See "Item 5 Operating and Financial Review and Prospects -- Liquidity and Capital Resources" for a description of the Company's principal capital expenditures since the beginning of its last three financial years.

B.       Business overview

     We are one of China's largest independent power producers based on the total attributable generation capacity of 15,736 MW. We wholly own 14 power plants and have controlling interests in five power plants and minority interests in three power companies. Our power plants are in nine of China's provinces: Liaoning, Hebei, Shanxi, Shandong, Henan, Fujian, Jiangsu, Zhejiang and Guangdong, and in Shanghai Municipality, the largest financial and commercial center in mainland China. In 2003, our power plants had an average availability factor of 92.15% and an average capacity factor of 68.06%. We also have 3,060 MW generation capacity under construction in the same areas. We believe that these areas present greater potential for increasing demand for electricity and enjoy the most favorable conditions for running power plants. To maintain our leadership position among independent power producers and to enhance shareholder value, we will focus on more efficient operation of our current power plants and aggressively pursue our development strategy. Our development strategy is to place equal emphasis on acquisition and development, on greenfield and expansion plants, on coal-fuel and other feasible fuel sources, and on domestic and foreign funds.

     We will also continue to leverage our relationship with HIPDC, our controlling shareholder, as well as with Huaneng Group, the controlling shareholder of HIPDC, in respect of acquisition and development of power projects. We have a preferential right to purchase interest in existing power plants owned by Huaneng Group and HIPDC and the preferential right on all of their respective future power development projects that we may realistically develop. In 2002, the restructured Huaneng Group reiterated its support policy to us. Furthermore, we entered into an Entrusted Management Agreement with Huaneng Group and HIPDC in relation to the management of their respective thermal power plants. By entering into the Entrusted Management Agreement, we will further accumulate management experience as a result of the expansion of our operation scale and set a precedent for large-scale and multi-entities entrusted management in the PRC. Some of these thermal power plants could be our potential acquisition targets. Please see "Item 7--Major Shareholders and Related Party Transactions" for detailed description of the Entrusted Management Agreement.

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

     With respect to the acquisition or development of any project, we will consider, among other factors, changes in power market conditions, and adhere to prudent commercial principles in the evaluation of the feasibility of the project. In addition to business development strategies, we will continue to work on our profit enhancement through relentlessly strengthening cost control, especially in respect of fuel costs and construction costs, so as to hedge against fluctuations in fuel price and increase competitiveness in the power market.

Development of power plants

     The process of identifying potential sites for power plants, obtaining government approvals, completing construction and commencing commercial operations is usually lengthy. However, because of our significant experience in developing and constructing power plants, we have been able to identify promising power plant projects and to obtain all required PRC Government approvals in a timely manner.

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

Approval Process

     In 2003, State Development and Reform Commission ("SDRC") was created to replace the former State Development Planning Commission. At present, any project proposal and supporting documents for new power plants must first be submitted to the SDRC for approval and then be submitted to the State Council. Joint venture power projects are subject to additional governmental approvals. Approval by Ministry of Commerce (the former Ministry of Foreign Trade and Economic Cooperation) is also required when foreign investment is involved.

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

Import Duties

     On April 1, 1996, the central government reduced the "general level" of China's import duties to 23%. Along with the change in import duties, preferential import duty treatment, including exemptions and reductions, for equipment and raw materials imported by foreign-invested enterprises ("FIEs") were eliminated. As our power plants were acquired from HIPDC, which is a FIE, we had enjoyed duty-free treatment of equipment imported for the Power Plants. Under the new regulations, equipment and raw materials imported by FIEs may continue to enjoy duty-free treatment if the relevant project was approved before April 1, 1996. In October, 1997 the central government further lowered the general level of China's import duties to 17%. Any import duties will be reflected in adjustments to our power rates under the Pricing Policy and the Electric Power Law. In addition, the central government in 1998 reinstated the import-duty exemption policy for equipment imported by FIEs that invested in projects encouraged by the central government under the Catalogue for the Guidance of Foreign Investment Industries that is amended by the PRC government from time to time ("the Catalogue"). Pursuant to the current Catalogue issued on March 11, 2002, construction and operation of coal-fired power plants with 300 MW or larger generating units or of power plants with clean-burning coal technologies belong to the category of encouraged projects. Under the relevant Chinese laws, FIEs will continue to be entitled to import duty exemption with respect to imported equipment and raw materials for investment projects that fall into the encouraged category under the current Catalogue. As a FIE, we are eligible for import-duty exemption for imported generating units, as all our planned power plants or power plants under construction meet the conditions for encouraged projects under the current Catalogue.

     In addition, China's general import-tariff level has been declining annually since China acceded to the WTO in November 2001. China's average import-tariff rate for 2002 is 12.7%, which was reduced to 11.3% in 2003. In 2004, the average import-tariff rate will be further reduced to 10.4%. In general, China's entry to WTO will bring its import-tariff to a level consistent with the average level of all other WTO members.

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

     On June 6, 1994, the former Ministry of Electric Power ("MEP") announced the pricing policy (the "Pricing Policy") applicable to us. The Pricing Policy specifies that our power rates should be determined with reference to international principles and methods for setting power rates based upon the return on net fixed assets methodology to which international investors are accustomed.

     While we anticipate that we will consistently generate a profitable return and recover our costs under the existing Pricing Policy, there is no assurance that the government agencies will approve our proposed power rates in accordance with the Pricing Policy. We have received power rates that delivered a return below the permitted 15% return on the Net Fixed Assets in the last several years. The Electric Power Law, which came into effect in 1997, has provided for the general principles for determining power rates in the future. The power rate granted to a power producer shall be formulated to provide reasonable compensation for costs as well as a reasonable return, to share expenses fairly and to promote the construction of power projects.

     In June 2003, SERC started a pilot program to establish regional power markets in Northeast China and East China regions. It is also our knowledge that the central government plans to carry out an experiment in power pricing reform in the Northeast China region. However, detailed implementation measures are still being formulated. East China regional power market will start a test run on a simulated basis in May 2004 and is expected to commence operation on an experimental basis next year. Under the relevant rules governing such power market, power sold through the bidding process will account for approximately 15% of total electric power sold in such market.

     On July 3, 2003, the State Council approved a power pricing reform plan and made it clear that the long term objective of power pricing reform is to establish a standardized and transparent power price setting mechanism. At present, the detailed rules for the implementation of this reform plan are being formulated.

     Usually the power rate determined under the bidding practice is lower than the power rate for planned generation, primarily because the competitive bidding drives down the prices. We believe, however, that the output subject to the bidding practice represents only a small portion of our total output and power rate applicable to this portion is calculated to enable the power plants to at least recover variable costs, part of fixed costs and also produce some profit. For our planned generation, the power rate is still determined on a basis which permits us to recover all the operating costs plus a margin of profit. Establishing regional power markets and increasing the use of the bidding method are the general trend in China's power market reform, which is conducive to creating a competition environment that is fair, transparent and equitable. We believe that this reform will benefit the Company in the long term. We will adopt different bidding strategies and fully take advantage of the large scales of our power plants in accordance with the specific circumstances of different power grids and different power plants, thereby maximizing our profits in the power bidding process. We also believe that our large and highly efficient generating units are competitive in a more open, orderly and fair market.

     In 2003, coal prices increased and certain parts of China experienced severe power shortage due to increased demand for power caused by various factors including the rapid expansion of the Chinese economy. To adjust the demand and supply for electric power and also to address the adverse effect that the increase of coal prices had on the power industry, SDRC issued the "Circular on Adjusting Power Rate" with the approval of the State Council in December 2003. Pursuant to such circular, effective as of January 1, 2004, on-grid power rate of coal-fired power plants that supply power to the grids at provincial or higher level increased by RMB7/MWh (inclusive of taxes) to offset their higher cost of operation due to increase in coal prices in 2003 and 2004. Effective as of January 1, 2004, newly operated power plants, which have not yet received on-grid power rate, are allowed to sell power at rates equal to the previous year's average on-grid power rates of their service area. The existing power plants are allowed to sell output (actual output in that financial year minus 2003 actual output) based on the previous year's average on grid power rates of their service area.

Power sales

     Each of our power plants has entered into a written agreement with the local grid companies for the sales of its power output. Generally, the agreement has a fixed term of multiple years and provides that the annual utilization hours of the power plant will be determined with reference to the average annual utilization hours of the similar generating units connected to the same grid.

     Recently, SERC and the State Administration of Commerce and Industry jointly promulgated a model contract form ("the "Model Contract Form") for use by power grid companies and power generating companies in connection with electricity sale and purchase transactions. The Model Contract Form contains provisions on the parties' rights and obligations, amount of electricity subject to purchase, payment method and liabilities for breach of contract, etc. We believe that the publication of the Model Contract Form will facilitate the negotiation and execution of electricity purchase contracts between power grid companies and power generating companies in a fair, transparent and efficient manner, thereby reducing transaction costs and improving performance rate of both power grid companies and power generating companies.

     In addition, a small percentage of power output of Dalian, Dandong, Shidongkou II, Shidongkou I, Huaiyin, Taicang, Fuzhou, Nanjing and Nantong Power Plants were sold through the power bidding process in 2003.

     The following table sets forth the average power rates (RMB/MWh) of electric power sold by the power plants which we operate, for each of the five years ended December 31, 2003 and the approved power rates for 2003 and 2004.

                                   1999        2000          2001         2002               2003               2004
                               ----------------------------------------------------------------------------------------
                                  Average     Average      Average       Average    Average      Approved    Approved
                                 Rate (1)    Rate (1)      Rate (1)     Rate (1)     Rate(1)     Rate(1)     Rate(1)(7)
                               ----------------------------------------------------------------------------------------
Dalian Power Plant
   Phase I.................         331.69       316.53        291.38       280.53     272.69     321.00(5)      314.00
   Phase II................         303.97       305.42
Fuzhou Power Plant
   Phase I.................         339.52       353.40        357.50       327.80     331.82     365.00         365.00
   Phase II................         500.00       405.35        349.18
Nantong Power Plant
   Phase I.................         336.17       323.71        318.38       309.54     312.52     334.6(2)       334.00
   Phase II................         288.66       323.71
Shangan Power Plant........
   Phase I.................         298.73       283.30        292.71       315.65     307.94     334.00         334.00
   Phase II................         306.33       379.50        371.73
Shantou Oil-Fired Plant....         597.51       669.77        618.24       621.02     672.41     594.39         594.39
Shantou coal-fired Power Plant      473.85       473.85        473.85       455.95     435.17     436.41         436.41
Shidongkou II..............         358.46       362.44        356.76       345.90     332.85     368.80         368.80
Dandong Power Plant........         309.70       306.27        298.93       273.70     276.95     330.00(6)      323.00
Nanjing Power Plant........         354.61       325.68        318.60       304.07     307.31     336.1(2)       334.00
Dezhou Power Plant.........
   Phase I.................             --           --        340.33       339.64     333.34     352.50         352.50
   Phase II................             --           --
   Phase III...............             --           --                                           320.00         320.00
Jining Power Plant.........             --           --        267.31       275.15     274.66     280.76         280.76
Weihai Power Plant.........
   Phase I.................             --           --        390.72       393.74     386.50     443.50         443.50
   Phase II................             --           --                                           376.40         376.40
Shidongkou I...............             --           --            --       252.97     256.64     259.50         259.50
Taicang....................             --           --            --       317.52     321.80     374.00(3)      365.00
Huaiyin....................             --           --            --       314.79     317.21     345.60(4)      343.00
Changxing..................             --           --            --       362.70     320.57     332.00         332.00
Yushe......................             --                         --           --     200.63     301.60         301.60
Qinbei.....................             --           --            --           --
Xindian                                                                                            o
   Phase I.................             --           --            --                  342.41     343.70         343.70
   Phase II................             --           --            --                             320.00         320.00

_______________

Notes:
(1) Includes value-added tax.

(2)      Changed to 334.00 effective as of January 15, 2003.

(3)      Changed to 365.00 effective as of January 15, 2003.

(4)      Changed to 343.00 effective as of January 15, 2003.

(5)      Changed to 314.00 effective as of June 10, 2003.

(6)      Changed to 323.00 effective as of June 10, 2003.

(7) Approved before the power rate increase of RMB 7/MWh.



Fuel supply arrangements

     Eighteen of our nineteen power plants are fueled by coal, and only Shantou Oil-Fired Plant is a combined-cycle facility fueled by oil.

Coal

     Most of the coal supply for the eighteen coal-fired power plants is obtained from numerous coal producers in Shanxi Province.

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

     Starting in 2002, there was no longer official State Plan for coal supplies, but the government continues to coordinate the coal prices at the annual sales conferences. Allocations for coal purchases are made at annual sales conferences attended by, among others, representatives of each of coal purchasers, coal suppliers, the railway authorities and the shipping companies. The annual sales conferences were sponsored and coordinated by SDRC. At these conferences, we obtain allocations for coal on a company-wide basis. We then sign delivery orders with the coal producers and with the railway and shipping companies for the amount of coal and transportation allocated to us. These delivery orders specify on a monthly basis the amount of coal to be delivered to each power plant. We, the suppliers and the railway and shipping companies then hold monthly conferences to schedule the following month's allocated coal deliveries.

     In 2003, we consumed a total of 38.57 million tons of coal, 43.16% of which was purchased from the state allocations, and the remainder was purchased from the open market.

     Given our good reputation and commercial relationships with open market coal suppliers and the increasing market orientation of the coal industry in China, we believe that we will be able to purchase sufficient coal on the open market to meet our future requirements in excess of allocations by the PRC Government.

     We have been allocated 24.22 million tons of coal and related transportation for 2004, which is about 59% of the coal required for the total planned generation.

     Coal prices, including transportation costs and miscellaneous expenses, for the eighteen coal-fired power plants in 2003 averaged approximately RMB239.06 per ton. We strive to reduce the fuel costs in a number of ways, including seeking to purchase high quality coal at competitive prices directly from coal mines or coal shipment terminals, improving coal storage management and inspection and demanding compensation from suppliers for failure to deliver coal of the specified quantity and quality in accordance with the relevant purchase arrangements. We have also started to experiment in some of our power plants with the method of mixing different types of coal as a measure of cost reduction.

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

     We were allocated 75,000 metric tons of oil in 2003. The price at which the Shantou Oil-Fired Plant purchases Shengli crude oil from the China Petroleum and Chemical Corporation is determined by the PRC Government in accordance with the State Plan.

     During 2003, the average of the State Plan prices for crude oil from the Shengli Oil Field was RMB2,175 per ton.

     We received allocations under the State Plan of crude oil from the Shengli Oil Field and transportation sufficient to meet our oil supply requirements at the Shantou Oil-Fired Plant for 2003. We believe that we will continue to receive allocations of oil and transportation under the State Plan sufficient to meet our crude oil requirements.

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

C.       Organizational Structure

     We are 42.39% owned by HIPDC, which in turn is a subsidiary of Huaneng Group. Huaneng Group was established in 1988 with the approval of the State Council. In 2002, Huaneng Group was restructured as one of the five independent power generation group companies to take over the power producing assets originally belonging to the State Power Corporation of China. Huaneng Group has invested in industries that are related to power generation which include energy, transportation, raw materials development, finance, information, environment protection and trade.

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

     The following organizational chart sets forth the organizational structure of us and HIPDC as of December 31, 2003:



                                                      China Resources
                                        China Group        Power            China Xinda         International
     China Huaneng     Guohua Energy    Development     Investments        Investments Co.,    Water & Electric
         Group        Investment Corp.    Limited      Company Limited          Ltd.                Corp.

        |               |                  |                |                   |                   |
        |               |                  |                |                   |                   |
        | 51.98%        | 15.77%           | 15.0%          | 10.0%             | 5.8%              | 1.45%
        |               |                  |                |                   |                   |
        ---------------------------------------------------------------------------------------------
          |
          |
          |                                       Jiangsu Province
          |            Hebei Provincial          International Trust             Dalian Municipal       Shantou Electric
        HIPDC            Construction               & Investment                   Construction*            Power
          |             Investment Co.                Company                     Investment Co.        Development Co.
          |                   |                           |                             |                      |
          |                   |        Fujian             |                             |                      |
          |                   |   International Trust     |                             |                      |
Listed A  |     Existing H    |     & Investment          |      Liaoning Energy        |  Nantong Investment  |
 Shares   |       Shares      |       Company             |     Investment (Group)      |  Management Center   |
          |
 |        |         |                    |                             |                         |
 | 4.15%  | 42.39%  | 25.34%        7.5% | 5.56%                 5.18% | 3.81%             3.75% | 1.13%
 |                  |                    |                             |                         |
 -----------------------------------------------------------------------------------------------------------------------


Chart Continued


                    Dandong Energy
                      Investment
                   Development Center
                           |
                           |
     Shantou Power         |
 Development Joint Stock   |
    Company Limited        |

          |
    0.77% |  0.31%           0.11%
          |
--------------------------------------


                                                   |-----------|
                                                   |    The    |
                                                   |  Company  |
                                                   |-----------|



Note:  * On September 17, 2003, Liaoning Energy Corporation changed its name to Liaoning Energy Investment (Group).
Thereafter, on February 15, 2004, China Securities Registration Company Limited updated its record on the name of such company accordingly.



D.  Property, plants and equipment

     The following table presents certain summary information on our power plants, projects under construction and proposed projects.

Summary Information on the Company's Power Plants and Proposed Projects

                                                                                Current                               Type
                             Province/      Actual/Estimated    Total Actual   Installed               Attributable    of
    Plant or Expansion      Municipality  In-service Date (1)     Cost (2)     Capacity    Ownership     Capacity     Fuel
--------------------------- ------------- --------------------- ------------- ------------ ----------- ------------- -------
 (Names as defined below)                                        (Millions       (MW)          %            MW
                                                                    RMB/
                                                                  Millions
                                                                    US$)
Power Plants
--------------------------- ------------- --------------------- ------------- ------------ ----------- ------------- -------
Shantou Oil-Fired(5)        Guangdong     Units I & II: Jan.       215/24.7     2 x 34.1       100%        103       Oil
                                          1987
                                          Unit III: April 1988                  1 x 34.95
Dalian         Phase I      Liaoning      Unit I: Sep. 1988      1,569/180      2 x 350        100%        700       Coal
                                          Unit II: Dec. 1988
               Phase II                   Unit III: Jan. 1999    3,554/408      2 x 350        100%        700       Coal
                                          Unit IV: Jan. 1999
Fuzhou         Phase I      Fujian        Unit I: Sep. 1988      1,713/197      2 x 350        100%        700       Coal
                                          Unit II: Dec. 1988
               Phase II                   Unit III: Oct. 1999    3,535/406      2 x 350        100%        700       Coal
                                          Unit IV: Oct. 1999
Nantong(5)     Phase I      Jiangsu       Unit I: Sep. 1989      1,682/193      2 x 352        100%        704       Coal
                                          Unit II: March 1990
               Phase II                   Unit III: Jul. 1999    3,573/410      2 x 350        100%        700       Coal
                                          Unit IV: Oct. 1999
Shangan        Phase I      Hebei         Unit I: Aug. 1990      1,959/225      2 x 350        100%        700       Coal
                                          Unit II: Dec. 1990
               Phase II                   Unit III: Oct. 1997    2,804/322      2 x 300        100%        600       Coal
               (3)
                                          Unit IV: Oct. 1997
Shantou Coal-Fired          Guangdong     Unit I: Jan. 1997      4,942/568      2 x 300        100%        600       Coal
                                          Unit II: Jan. 1997
Shidongkou II               Shanghai      Unit I: Jun. 1992      4,395/505      2 x 600        100%       1,200      Coal
                                          Unit II: Dec. 1992
Dandong                     Liaoning      Unit I: Jan. 1999      4,798/551      2 x 350        100%        700       Coal
                                          Unit II: Jan. 1999
Nanjing(4)                  Jiangsu       Unit I: March 1994     3,212/369      2 x 320        100%        640       Coal
                                          Unit II: Oct. 1994
Dezhou                      Shandong      Units I & II: 1992        1,313       2 x 300        100%        600       Coal
                                          Units III & IV:           1,760       2 x 300        100%        600       Coal
                                          Jun. 1994,May 1995
                                          Unit V & VI: Jun.         5,111       2 x 660        100%       1,320      Coal
                                          2002; Oct. 2002
Jining (4)                  Shandong      Units I & II: 1973           43       2 x 50         100%        100       Coal
                                          Units III & IV:              69       1 x 115        100%        225       Coal
                                          1976 & 1978
                                                                                1 x 110
                                          Unit V & Unit               760       2 x 135        100%        270       Coal
                                          VIJuly 2003 &
                                          August 2003
Weihai                      Shandong      Units I & II: May         1,110       2 x 125         60%        150       Coal
                                          1994,Jan. 1995
                                          Units III & IV:           2,834       2 x 300         60%        360       Coal
                                          Mar.Nov. 1998
Shidongkou I                Shanghai      Unit I: Feb. 1988           N/A       4 x 300        100%       1,200      Coal
                                          Unit II: Dec. 1988
                                          Unit III: Sep. 1989
                                          Unit IV: May 1990
Changxing                   Zhejiang      Unit I: Jan. 1992           N/A       2 x 125        100%        250       Coal
                                          Unit II: Aug. 1992

Taicang                     Jiangsu       Unit I: Dec. 1999           N/A       2 x 300         75%        450       Coal


                                          Unit II: April 2000

Huaiyin                     Jiangsu       Unit I: Nov. 1993          N/A        2 x 200       63.64%       255       Coal
                                          Unit II: Aug. 1994
--------------------------- ------------- --------------------- ------------- ------------ ----------- ------------- -------
Yushe                       Shanxi        Unit I: June 1994          N/A        2 x 100         60%        120        Coal
                                          Unit II: Dec 1994
Xindian                     Shandong      Unit III: Jan 2002         N/A        2 x 225(6)     100%        450        Coal
                                          Unit IV: Dec 2001

--------------------------- ------------- --------------------- ------------- ------------ ----------- ------------- -------

Project under Construction
--------------------------- ------------- --------------------- ------------- ------------ ----------- ------------- -------
Huaiyin Phase II            Jiangsu                                             2 x 330                   63.64%     Coal
Shantou Phase II            Guangdong                                           1 x 600                    100%      Coal
Qinbei Phase II             Henan                                               2 x 600                    55%       Coal
Yushe Phase II              Shanxi                                              2 x 300                    60%       Coal
--------------------------- ------------- --------------------- ------------- ------------ ----------- ------------- -------
                                                                Subtotal         3060
Proposed Projects
----------------------------------------- --------------------- ------------- ------------ ----------- ------------- -------
Shanghai Gas Turbine project                                                    3 x 300                              Gas
                                                                                 class
Jinling Gas Turbine                                                             3 x 300                              Gas
project                                                                          class
Taicang Phase II            Jiangsu                                             2 x 600                              Coal
Yuhuan Phase I              Zhejiang                                           2 x 1000                              Coal
Shangan Phase III           Hebei                                               2 x 600                              Coal
Shidongkou II               Shanghai                                            2 x 600                              Coal
Xindian Phase III           Shandong                                            2 x 300                              Coal
Qinbei Phase II             Henan                                               2 x 600                              Coal
--------------------------- ------------- --------------------- ------------- ------------ ----------- ------------- -------

                                                                Subtotal          9,200

--------------------------- ------------- --------------------- ------------- ------------ ----------- ------------- -------


Notes:

(1) Commencement of commercial operations. See "Development of Power Plants -- Plant Start-up and Operation."

(2) Including start-up costs and interest expense during construction. At the exchange rate of US$1.00 to Rmb8.7.

(3) Assumes a current construction cost of US$322 million. The final construction costs have not been determined as of the date of filing.

(4) After the technical renovation, the generation capacity of the units III and IV of Jining power plant have been increased from 100MW to 115MW and 110MW, respectively; and the generation capacity of Nanjing power plant has increased from 600MW to 640MW.

(5) The generation capacity of Shantou oil-fired power plant and Nantong power plant were adjusted from 100MW and 1,400MW to 103MW and 1,404MW, respectively, according to the nameplate capacity of the generating units.

(6) Two 100MW oil-fired generating units of Xindian power plant were shut down with the consideration of rising oil prices and the need of reducing operating costs at the end of 2003.

     The following table presents the availability factors and the capacity factors for the years, 2000, 2001, 2002 and 2003 for the power plants which we operate.

                                           Availability factor (%)                    Capacity factor (%)
                                   ----------------------------------------------------------------------------------
                                     2000       2001      2002      2003       2000      2001       2002      2003
                                   ----------------------------------------------------------------------------------
Dalian
   Phase I.....................      89.35     96.79     93.58      90.66     53.58      53.66     56.59     64.32
   Phase II....................      88.81     90.33     94.71      96.77     50.13      49.25     58.46     73.79
Fuzhou
   Phase I.....................      89.33     90.99     95.57      91.08     57.11      51.3      54.61     72.03
   Phase II....................      89.61     95.42     92.19      93.58     47.71      41.35     62.82     72.43
Shangan
   Phase I.....................      93.86     90.01     86.72      89.15     66.51      64.46     64.85     69.76
   Phase II....................      90.48     94.52     94.16      91.72     62.99      65.6      69.44     71.18
Nantong
   Phase I.....................      86.78     93.45     96.73      89.69     55.24      58.95     59.84     62.61
   Phase II....................      90.09     88.28     97.28      99.72     46.50      60.34     67.03      73.8
Dandong........................      90.03     88.35     96.07      97.74     52.55      45.37     57.37     68.84
Shantou Oil-Fired..............      92.69     91.69     82.09      91.05     19.88      22.15     23.66     33.93
Shantou coal-fired.............      92.41     90.39     96.88      94.23     74.39      73.08     79.53     84.71
Shidongkou II..................      91.25     93.33     93.43      91.47     69.99      69.98     71.71     78.87
Nanjing........................      86.92     89.16     91.77      94.16     57.71      60.73     67.76     72.55
Dezhou.........................      90.37     92.33     91.25      90.47     63.76      64.97     49.92     54.05
Jining.........................      93.83     95.33     96.49      94.32     68.14      72.36     69.30     51.28
Weihai.........................      90.58     95.89     95.88      94.87     55.42      58.46     60.28     58.53
Shidongkou I...................       --         --      91.33      81.86       --        --       70.70     74.58
Taicang........................       --         --      90.21      95.31       --        --       70.65     80.71
Huaiyin........................       --         --      88.72      94.44       --        --       60.84     67.98
Changxing......................       --         --      90.21      86.56       --        --       70.65     81.65
Yushe..........................       --         --        --       94.69       --        --         --       80.2
Xindian........................       --         --        --       95.52       --        --         --      44.99
----------------------------------------------------------------------------------------------------------------------


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

     Dalian Power Plant consumes 14,000 tons of coal per day when operating at maximum generating capacity. In 2003, Dalian Power Plant obtained 24.14% of its total consumption of coal pursuant to allocations and the remainder on the open market. The weighted average cost of coal for Dalian Power Plant was RMB260.48 (2002: RMB261.70) per ton in 2003.

     Dalian Power Plant sells all its electricity through the Liaoning Electric Power Co., Ltd. Electricity generated by Dalian Power Plant is delivered to the Liaoning Provincial Power Grid.

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

     Dandong Power Plant consumes 6,200 tons of coal per day when operating at maximum generating capacity. In 2003, Dandong Power Plant obtained 38.14% of its total consumption of coal pursuant to allocation and the remainder on the open market. The weighted average cost of coal for Dandong Power Plant was RMB227.64 (2002: RMB230.56) per ton in 2003.

     All the electricity generated by Dandong Power Plant is delivered to the Liaoning Provincial Power Grid and was sold through the Liaoning Electric Power Co., Ltd. The coal supply is obtained from several coal producers in northern Shanxi Province. The coal is transported by rail from the mines to Qinhuangdao port and shipped by barge to the Dadong port in Dandong, where it is unloaded and transported to Dandong Power Plant using special coal handling facilities. The wharf is owned and maintained by Dandong Power Plant and is capable of handling 28,000 ton vessels. Dandong Power Plant typically stores 200,000 tons of coal on site.

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

     Fuzhou Power Plant consumes up to 14,000 tons of coal per day when operating at maximum generating capacity. In 2003, the Fuzhou Power Plant obtained 44.63% of its total consumption of coal pursuant to allocations and the remainder was obtained on the open market. The weighted average cost of coal for Fuzhou Power Plant in 2003 was RMB274.01 (2002: RMB273.39) per ton.

     All the electricity sales of Fuzhou Power Plant are made through the Fujian Electric Power Company, Ltd. Electricity generated by Fuzhou Power Plant is delivered to the Fujian Provincial Power Grid.

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

     Shangan Power Plant consumes 9,000 tons of coal per day when operating at maximum generating capacity. In 2003, Shangan Power Plant obtained 45.63% of its total consumption of coal pursuant to allocations and the remainder was obtained on the open market. The weighted average cost of coal for Shangan Power Plant in 2003 was RMB178.26 (2002: RMB169.91) per ton.

     Shangan Power Plant sells all its electricity through the Hebei Electric Power Corporation. Electricity generated by Shangan Power Plant is delivered to the Hebei Provincial Power Grid.

Proposed project in Hebei Province

     Huaneng Shangan Power Plant Phase III ("Shangan Phase III Expansion") The Shangan Phase III Expansion is expected to be adjacent to the Shangan Power Plant Phase I and the Shangan Power Plant Phase II. The Shangan Phase III Expansion is expected to consist of two 600 MW coal-fired units. The project proposal has been submitted to SDRC. Financing has not yet been arranged for this project.

Power plants in Jiangsu Province

     Huaneng Nantong Power Plant ("Nantong Power Plant") Nantong Power Plant is located in the city of Nantong. Nantong Power Plant, including Phase I and Phase II, has an installed capacity of 1,404 MW and consists of two 352 MW and two 350 MW coal-fired units which commenced commercial operations in 1989, 1990 and 1999, respectively. The units were supplied by the General Electric Consortium.

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

     Nantong Power Plant consumes up to 14,000 tons of coal per day when operated at maximum generating capacity. In 2003, Nantong Power Plant obtained 29.97% of its total consumption of coal pursuant to allocations and the remainder was obtained on the open market. The weighted average cost of coal for Nantong Power Plant in 2003 was RMB257.83 (2002: RMB252.48) per ton.

     Nantong Power Plant sells all its electricity through the Jiangsu Electric Power Company. Electricity generated by Nantong Power Plant is delivered to the Jiangsu Provincial Power Grid.

     Huaneng Nanjing Power Plant ("Nanjing Power Plant") Nanjing Power Plant has an installed capacity of 640 MW consisting of two 320 MW coal-fired units which commenced commercial operations in March and October 1994, respectively.

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

     In 2003, Nanjing Power Plant obtained approximately 45.61% of its total consumption of coal pursuant to allocations and the remainder was obtained on the open market. The weighted average cost of coal for Nanjing Power Plant in 2003 was RMB256.44 (2002: RMB247.87) per ton.

     Nanjing Power Plant sells all its electricity through the Jiangsu Electric Power Company. Electricity generated by Nanjing Power Plant is delivered to the Jiangsu Provincial Power Grid.

     Jiangsu Taicang Power Plant ("Taicang Power Plant") Taicang Power Plant was constructed in the late 1990's. It is located in the vicinity of Suzhou, Wuxi and Changzhou, which is the most affluent area in Jiangsu Province. Taicang Power Plant is an ancillary facility of the China-Singapore Suzhou Industrial Park and has a total planned capacity of 1,200 MW. Taicang Power Plant now comprises 2 X 300 MW PRC-built coal-fired generating units, which commenced operation in December, 1999 and April, 2000 respectively.

     The coal supply for Taicang Power Plant is primarily from Shenhua in Inner Mongolia and Datong in Shanxi Province. Electricity generated by Jiangsu Taicang Power Plant is transmitted to the East China Power Grid through 220 kV transmission lines.

     In 2003, Taicang Power Plant obtained approximately 41.35% of its total consumption of coal pursuant to allocations and the remainder was obtained on the open market. The weighted average cost of coal for Taicang Power Plant in 2003 was RMB262.95 (2002: RMB 257.04) per ton.

     Taicang Power Plant sells all its electricity through the Jiangsu Electric Power Company. Electricity generated by Taicang Power Plant is delivered to the Jiangsu Provincial Power Grid.

     Jiangsu Huaiyin Power Plant ("Huaiyin Power Plant") Huaiyin Power Plant was constructed in the early 1990's. It is located in the center of the northern Jiangsu power grid. The plant's 2 X 200MW PRC-built coal-fired generating units commenced operation in November, 1993 and August, 1994 respectively. In order to reduce energy consumption and increase capacity, one generation unit of Huaiyin Power Plant was upgraded in October 2001, which increased the maximum generation capacity of that unit to 220 MW. In 2002, upgrading of the second generating unit was completed, and the actual generation capacity of Huaiyin Power Plant is 400 MW.

     In 2003 Huaiyin Power Plant obtained approximately 73.69% of its total consumption of coal pursuant to state allocations and the remainder was obtained on the open market. The weighted average cost of coal for Huaiyin Power Plant in 2003 was RMB256.21 per ton.

     The coal supply for the Huaiyin Power Plant is primarily from Anhui Province, Shanxi Province, Henan Province and Shanxi Province. Electricity generated by Jiangsu Power Plant is transmitted to the Jiangsu Power Grid through 110 kV and 220 kV transmission lines.

     Jiangsu Huaiyin Power Plant sells its electricity to Jiangsu Electric Power Company through a power purchase agreement and through competitive bidding. Electricity generated by Huaiyin Power Plant is delivered to the Jiangsu Provincial Power Grid.

Proposed projects in Jiangsu Province

     Huaiyin Power Plant Phase II Expansion ("Huaiyin Phase II Expansion") This project is planned to consist of two 330 MW coal-fired generating units. The estimated total investment is approximately RMB2.4 billion, of which 20% will be financed by equity capital and 80% by bank borrowing. We expect to own 63.64% equity interest in this project, with Jiangsu Provincial National Trust and Asset Management Group an Jiangsu Provincial Power Development Joint Stock Limited Company owning 26.36% and 10% respectively. The project has commenced construction and is expected to be put into operation in 2005.

     Huaneng Jinling Combined-cycle Gas turbine Project ("Jinling Gas Turbine Project") The project is expected to be located on the outskirts of Nanjing. Three 300 MW-class combined-cycle-gas-turbine generating units will be constructed and the project investment is estimated to be approximately RMB3.6 billion, of which 25% will be financed by equity capital and 75% by bank borrowing. The Jinling Gas Turbine Project will be jointly developed by us, Jiangsu Provincial Investment Management Company, Ltd. and Nanjing Municipal Investment Corporation. The project proposal for Jinling Gas Turbine Project has been approved by the State Council. We have signed a letter of intent with PetroChina Company Limited with regards to the purchase and transportation of natural gas for Jinling Gas turbine Project.

     Taicang Power Plant Phase II Expansion ("Taicang Phase II Expansion"). This project is planned to consist of two 600MW coal-fired generating units and the project proposal has been approved by the State Council.

Power plants in Shanghai Municipality

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

     In 2003, Shidongkou II obtained 34.55% of its total consumption of coal pursuant to allocations and the remainder was obtained on the open market. The weighted average cost of coal for Shidongkou II in 2003 was RMB250.81 (2002:
RMB255.09) per ton.

     Shidongkou II sells all its electricity through Shanghai Municipal Electric Power Company. Electricity generated by Shidongkou II is delivered to the Shanghai Municipal Power Grid.

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

     In 2003, Shidongkou I obtained approximately 50.89% of its total consumption of coal pursuant to allocations and the remainder was obtained on the open market. The weighted average cost of coal for Shidongkou I in 2003 was RMB262.69 (2002: RMB 256.2) per ton.

     Shidongkou I sells its electricity through Shanghai Municipal Electric Power Company. Electricity generated by Shidongkou I is delivered to the Shanghai Municipal Power Grid.

Proposed projects in Shanghai Municipality

     Shanghai Combined-cycle Gas Turbine Power Plant ("Shanghai Gas Turbine Project") Three 300 MW-class combined-cycle-gas-turbine generating units will be constructed, and the project investment is estimated to be approximately RMB3.6 billion, of which 25% will be financed by equity capital and 75% by bank borrowing. Shanghai Gas Turbine Project will be jointly developed by us and Shenergy Company, Ltd. according to the expected ownership of 70% and 30% respectively. The project proposal for Shanghai Gas turbine Project has been approved by the State Council. We have signed a letter of intent with Shanghai Natural Gas Pipeline Company with regard to the purchase and transportation of natural gas for Shanghai Gas Turbine Project.

     Shanghai Shidongkou Second Power Plant Phase II Expansion ("Shidongkou II Phase II Expansion"): This project is planned to consist of two 600MW coal-fired generating units.

Power plants in Guangdong Province

     Huaneng Shantou Oil-Fired Power Plant ("Shantou Oil-Fired Plant") Shantou Oil-Fired Plant is located on the outskirts of the city of Shantou. Shantou Oil-Fired Plant has an installed capacity of 103 MW and consists of two gas turbine units and a single steam turbine unit. The two gas turbine units commenced commercial operations in January 1987, and Shantou Oil-Fired Plant commenced full-scale commercial operations in April 1988. The units were supplied by Alsthom.

      Shantou Oil-Fired Plant obtains 100% of its crude oil requirements pursuant to government allocation under the State Plan. Prior to 1995, each year SDRC allocated 120,000 tons of crude oil produced by the Shengli Oil Field to Shantou Oil-Fired Plant. This allocation is currently made in accordance with our planned generation. The crude oil purchased by Shantou Oil-Fired Plant is transported from the Shengli Oil Field to the Huangdao port in Shandong Province and shipped by the Guangzhou Ocean Shipping (Group) Company by tanker to storage facilities at the Maoming Petrochemical Facility in Zhanjiang. The crude oil is then transported twice a month by 5,000 ton barge loads to the port in Shantou where the oil is stored in a 30,000 cubic meter storage tank. From the Shantou port, the crude oil is pumped once a week through a 14-kilometer pipeline to Shantou Oil-Fired Plant. Shantou Oil-Fired Plant typically stores 2,500 tons of oil on site and consumes 200 tons of oil per day.

     The average price for crude oil from the Shengli Oil Field to Shantou during 2003 was RMB1880.03 (2002: RMB1,542.60) per ton.

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

     Shantou Power Plant will consume up to 5,000 tons of coal per day when operated at maximum generating capacity. In 2003, the Shantou Power Plant obtained 44.01% of its total consumption of coal pursuant to allocations and the remainder was purchased on the open market. The weighted average costs of coal for Shantou Power Plant in 2003 was RMB293.60 (2002: RMB294.32) per ton.

     The electricity sales of Shantou Power Plant are made to the Shantou Municipal Power Corporation and the Guangdong Guangdian Power Grid Group Co., Ltd. Electricity generated by Shantou Power Plant is delivered to the Guangdong Provincial Power Grid.

Proposed project in Guangdong Province

     Huaneng Shantou Coal-Fired Power Plant Phase II ("Shantou Phase II Expansion") Shantou Phase II Expansion is expected to be adjacent to the Shantou Power Plant. We expect that the Shantou Phase II Expansion will share with the Shantou Power Plant certain facilities, such as coal unloading and storage facilities and effluence pipes, which have been built to accommodate the requirements of plant expansions. The Shantou Phase II Expansion is expected to consist of one 600 MW coal-fired unit, with total investment of RMB2.26 billion, of which 25% will be financed by equity capital and 75% by bank borrowing. The project has commenced construction and is expected to be put into operation in 2006.

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

     Dezhou Plant is approximately 200 km from Taiyuan, Shanxi Province, the source of the plant's coal supply. The plant is located on the Taiyuan-Shijiazhuang-Dezhou rail line, giving it access to transportation facilities for coal. In 2003, Dezhou Power Plant obtained approximately 60.16% of its total consumption of coal pursuant to allocations and the remainder was obtained on the open market. The weighted average cost of coal for Dezhou Power Plant in 2003 was RMB182.60 (2002: RMB176.24) per ton. The plant is connected to the main trunk rail line at Dezhou by a dedicated 3.5 km spur line owned by us. The plant is located 22 km from its reservoir and 108 km from the Yellow River, which supplies water to the reservoir.

     Dezhou Plant sells its electricity through the Shandong Electric Power Corporation is connected to the Shandong Provincial Power Grid by one 500 KV circuit and six 220 KV circuits.

     Jining Power Plant ("Jining Plant") Jining Plant is located in Jining City, near the Jining load center and near numerous coal mines. Yanzhou coal mine, which is adjacent to the plant, alone has annual production of approximately 20 million tons.

     Jining Plant facilities have undergone replacement, renovation and construction as necessary. Jining Plant has higher rates of auxiliary power and coal consumption than many larger and newer plants. Generating units V and VI of Jining Plant (using cycled fluidized bed combustion boiler) with capacity of 270 MW have been put into commercial operation in July and August 2003, respectively. Jining Plant currently comprises six coal-fired generating units, with an aggregate installed capacity of 595 MW.

     In 2003, Jining Power Plant obtained approximately 3.56% of its total consumption of coal pursuant to allocations and the remainder was obtained on the open market. The weighted average cost of coal for Jining Power Plant in 2003 was RMB195.55 (2002: RMB197.17) per ton.

     Jining Plant sells its electricity through the Shandong Electric Power Corporation. The generation units of Jining Plant are connected to the Shandong Provincial Power Grid through a combination of 110 KV and 220 KV lines.

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

     Weihai Plant, developed in two phases, consists of four coal-fired generation units with an aggregate design capacity of 850 MW. Phase I consists of two 125 MW generation units (Units I and II), and Phase II consists of two 300 MW generation units (Units III and IV). Unit I began commercial operation in May 1994, and Unit II began commercial operation in January 1995.

     Unit III commenced commercial operation in March 1998. Unit IV commenced commercial operation in November 1998. Phase I comprises two domestically manufactured coal-fired generation units. Phase II comprises two domestically manufactured coal-fired generation units with sub-critical pressure turbines and reheating boilers.

     In 2003, Weihai Power Plant obtained approximately 57.48% of its total consumption of coal pursuant to allocations and the remainder was obtained on the open market. The weighted average cost of coal for Weihai Power Plant in 2003 was RMB250.16 (2002: RMB253.98) per ton.

     Weihai Power Plant sells its electricity through Shandong Electric Power Corporation and delivers its electricity to Shandong Provincial Power Grid.

     Huaneng Xindian Power Plant ("Xidian Power Plant") Xindian Power Plant is located in Zibo Municipality of Shandong Province. Xindian Power Plant currently has an installed capacity of 450 MW and consists of two 225 MW coal-fired units which commenced commercial operations in December 31, 2001 and January 22, 2002, respectively.

     Two 100 MW oil-fired generating units of Xindian Power Plant were shut down with the consideration of rising oil prices and the need of reducing operating costs.

     The coal supply for Xindian Power Plant is obtained from several coal producers located mostly in Shanxi Province. In 2003, Xindian Power Plant obtained 21.19% of its total consumption of coal pursuant to allocations and the remainder on the open market. The weighted average cost of coal for Xindian Power Plant was RMB235.94 per ton in 2003.

     Xindian Power Plant sells all its electricity through the Shandong Electric Power Corporation. Electricity generated by Xindian Power Plant is delivered to the Shandong Provincial Power Grid.

Proposed project in Shandong Province

     Xindian Power Plant Phase III Expansion ("Xindian Phase III Expansion") This project is planned to consist of two 300MW coal-fired generating units. The project proposal has been submitted to SDRC.

Power plant in Zhejiang Province

     Zhejiang Changxing Power Plant ("Changxing Power Plant") Changxing Power Plant was constructed in the early 1990's. It is located at the intersection of Zhejiang Province, Jiangsu Province and Anhui Province. Changxing Power Plant is a key power plant in northern Zhejiang area. It has 2 X 125 MW PRC-built coal-fired generating units which commence operation in January 1992 and August 1992, respectively.

     The coal supply for Changxing Power Plant is primarily from Jungar in Inner Mongolia and Xuzhou in Jiangsu Province. In 2003, Changxing Power Plant obtained approximately 66.55% of its total consumption of coal pursuant to allocations and the remainder was obtained on the open market. The weighted average cost of coal for Changxing Power Plant in 2003 was RMB263.96 per ton (2002: RMB258.47). Electricity generated by Changxing Power Plant is transmitted to the Zhejiang Provincial Power Grid through 110 kV and 220 kV transmission lines.

     Changxing Power Plant sells its electricity to Zhejiang Provincial Electric Power Company. Changxing Power Plant delivers its electricity to Zhejiang Provincial Power Grid.

Proposed project in Zhejiang Province

     Yuhuan Power Plant ("Yuhuan Phase I"). This project is expected to consist two 1000 MW ultra-super critical coal-fired generating units, with an estimated total investment of RMB8.49 billion, of which 25% will be financed by equity capital and 75% by bank borrowing. We expect to own 100% interests of this project. The feasibility study report on the project has been approved by the State Council.

Power Plant in Shanxi Province

     Huaneng Yushe Power Plant ("Yushe Power Plant") Yushe Power Plant is located in Yushe County of Shanxi Province, currently has an installed capacity of 200 MW and consists of two 100 MW coal-fired units which commenced commercial operations in August and December 1994, respectively.

     The coal supply for Yushe Power Plant is obtained from several coal producers located mostly in Shanxi Province. In 2003, Yushe Power Plant obtained 42.92% of its total consumption of coal pursuant to allocations and the remainder on the open market. The weighted average cost of coal for Yushe Power Plant was RMB146.77 per ton in 2003.

     Yushe Power Plant sells all its electricity through the Shanxi Electric Power Corporation. Electricity generated by Yushe Power Plant is delivered to the Shanxi Provincial Power Grid.

Proposed Project in Shanxi Province

     Yushe Power Plant Phase II Expansion ("Yushe Phase II Expansion") This project is planned to consist of two 300MW coal-fired generating units and the construction work has commenced. The project is expected to be put into operation in 2004.

Power Plant in Henan Province

     Huaneng Qinbei Power Plant ("Qinbei Power Plant") Qinbei Power Plant is a power plant under construction, located in Jiyuan Municipality of Henan Province. Its planned installed capacity is 1,200 MW which consists of two 600 MW supercritical coal-fired generating units and will commence commercial operations in 2004 and 2005, respectively.

Proposed Project in Henan Province

     Qinbei Power Plant phase II Expansion ("Qinbei Phase II Expansion") This project is planned to consist of two 600 MW coal-fired generating units. The project proposal has been submitted to SDRC.

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

     Approximately 70% of the ash remaining after the combustion of coal is used in the manufacture of bricks and other construction materials in 2003.

     In 2001, 2002 and 2003, we paid discharge fees to local governments of approximately RMB29.7 million, RMB38.9 million and RMB72.68 million respectively. The increase in 2001 and 2002 was primarily due to the fact that some local governments started to implement the sulfur dioxide discharge regulation in accordance with the PRC Law of the Prevention and Treatment of Air Pollution, as a result of which the discharge fees were collected for the actual amount of discharge, rather than only for the amount in excess of certain threshold as in the past. The increase in 2003 was due to the implementation of a new regulation and the implementing Standard Measures on Collection of Pollution Discharge Fees which became effective on July 1, 2003. Effective July 1, 2003, all power plants in China became subject to the pollutant discharge levy system, pursuant to which discharge fees are levied based on the actual amount of pollutants discharged. As a result, all of our power plants are now required to pay discharge fees in such manner. Under this new regulation, the discharge fees for sulphur dioxide are RMB 0.21 per kilogram, which will be increased annually by RMB0.21 per kilogram to RMB 0.63 per kilogram in 2005. Discharge fees for nitrous dioxide will be RMB0.63 per kilogram starting from July 1, 2004. The discharge fees for the dust are RMB0.28 per kilogram from July 1, 2003.

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

Insurance

     We currently maintain with the PICC Property and Casualty Company Ltd., China Pacific Property Insurance Co., Ltd. and Ping An Property and Casualty Insurance Company of China, Ltd. approximately RMB69.9 billion of coverage on our property, plant and equipment (including construction insurance against all risks for the expansion project of Jining Power Plant). We also purchased insurance coverage for construction and installation related damages for Yushe Power Plant and Qinbei Power Plant.

     With the exception of Yushe Power Plant for which we currently maintain third-party liability insurance, we do not currently carry any third party liability insurance to cover claims in respect of personal injury or property or environmental damage arising from accidents on our property or relating to our operations. We have not had a third party liability claim filed against us during the last three years. We do not carry business interruption insurance, which is not customarily carried by power companies in the PRC.

     We believe that our insurance coverage is adequate and is standard for the power industry in China.

ITEM 5   Operating and Financial Review and Prospects

     Our core business is to develop, construct and operate large-thermal power plants throughout China by making use of modern technology and equipment and financial resources available domestically and internationally and provide sustainable and stable electricity supply to users through local grid companies. Currently, we wholly own 14 power plants and have controlling interests in 5 power plants and minority interests in three power companies. These power plants and power companies are widely located in the Liaoning, Hebei, Henan, Shanxi, Shangdong, Jiangsu, Zhejiang, Fujian and Guangdong Provinces, and in Shanghai, which is the largest financial and business center of China.

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

     In 2002, the PRC Government announced and started to implement measures to further reform the power industry. On December 29, 2002, five independent power generation group companies were created or restructured to take over the power generation assets originally owned by the State Power Corporation of China. Two national grid companies were created to take over power transmission and distribution assets originally owned by the State Power Corporation of China. The State Electricity Regulatory Commission was created to regulate the power industry. Huangeng Group was restructured to be one of the five power generation group companies. The restructured Huaneng Group has reiterated the existing supporting policies to us.

Critical Accounting Policies

     We have identified the policies below as critical to our business operations and the understanding of our results of operations. The impact of and any associated risks related to these policies on our business operation is discussed throughout the Operating and Financial Review and Prospects where such policies affect our reported and expected financial results. For a detailed discussion on the application of these and other accounting policies, see Note 2 in the Notes to the Financial Statements in Item 17 of this Annual Report on Form 20-F, beginning on page F-9. Note that our preparation of this Annual Report on Form 20-F requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amount of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

     Depreciation of Property, Plant and Equipment. Depreciation is calculated on a straight-line basis to write off the cost of each asset to their estimated residual value over their estimated useful life as follows:

     Buildings                                                8-35 years
     Electric utility plant in service                        4-30 years
     Transportation facilities                                13-27 years
     Others                                                   5-13 years

     The useful life and depreciation method are reviewed periodically to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from items of property, plant and equipment.

     Impairment of long-lived assets. Our long-lived assets include property, plant and equipment, investments in associates and other long-term assets. As of December 31, 2003, we and our subsidiaries had RMB42,658 million of property, plant and equipment, RMB2,766 million of investment in associates and RMB1,038 million of other long-term assets, accounting for approximately 87% of our total assets.

     Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Whenever the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recognized in the income statement. The recoverable amount is the higher of an asset's net selling price and value in use. The net selling price is the amount obtainable from the sale of an asset in an arm's length transaction less the costs of disposal while value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. Recoverable amounts are estimated for individual assets or, if it is not possible, for the cash-generating unit to which the asset belongs.

     Deferred taxes. As part of the process of preparing our consolidated financial statements, we are required to exercise considerable judgment to estimate our deferred tax in each individual power plant and our headquarters. This process involves us estimating future tax effects of temporary differences between the tax bases of assets and liabilities and amounts reported in the accompanying consolidated balance sheets. We use currently enacted tax rates to determine deferred income tax. If these rates change, we would have to adjust our deferred tax in the period these changes happen through the income statement. Deferred tax assets relating to the carry forward of unused tax losses are recognized to the extent that it is probable that future taxable income will be available against which the unused tax losses can be utilized. As of December 31, 2003, we and our subsidiaries had RMB 21 million and RMB 103 million of deferred tax assets and deferred tax liabilities, respectively.


Certain Operating and Financial Data

     The following table sets forth certain unaudited operating and financial data for each of our operating power plants for the fiscal year ended December 31, 2003.

     Renminbi in millions, except as otherwise stated


                                                           Shantou                        Shidongkou
                 Dalian     Fuzhou    Nantong    Shangan  Oil-Fired   Dandong    Shantou      II       Nanjing     Dezhou
               -------------------------------------------------------------------------------------------------------------
Operating
  Data
---------------
Actual
  generation
  (million kWh)   8,468.73  8,857.67   8,386.39   8,018.67    306.54   4,220.94   4,452.18  8,290.41    4,067.29  11,932.24
Coal
  consumption
  rate
  (grams/kWh)       310.03    306.47     312.49     325.94    323.50     309.64     312.66    296.59      309.76     322.11

Financial Data
Operating
  revenue, net    1,900.33  2,389.79   2,147.36   2,007.60    178.36     926.81   1,521.56  2,249.59    1,027.06   3,205.85
Fuel               (874.37)  (901.06)   (863.65)   (613.31)  (129.97)   (423.69)   (499.09)  (775.05)    (389.00)   (979.65)
Maintenance         (92.88)   (77.34)    (76.00)    (97.58)   (12.24)    (26.61)    (44.18)   (63.54)     (57.84)    (98.00)
Depreciation       (396.22)  (383.87)   (394.54)   (347.02)   (25.56)   (285.31)   (304.12)  (404.82)    (161.12)   (563.79)
Labor               (74.37)   (78.28)    (90.62)    (85.65)   (11.63)    (33.68)    (81.60)   (80.91)     (75.32)   (171.45)
Service fees to
  HIPDC               -        (3.77)      -       (126.96)     -          -        (84.00)     -           -          -
Other
  operating
  expenses          (47.75)   (70.9)     (63.91)    (64.40)    (8.07)    (28.69)    (56.77)   (76.21)     (32.45)   (180.61)
               -------------------------------------------------------------------------------------------------------------
Profit (loss)
  from
  operation         414.74    874.57     658.64     672.68     (9.11)    128.83     451.80    849.06      311.33   1,212.35
Financial
  (expenses)
  income, net       (75.05)   (94.85)   (109.48)    (11.34)     0.05     (89.91)      0.21     (2.29)       0.14     (47.91)
Gain from
  disposal of
  investments         -         -          -          -         0.02       -          9.17      0.12        -          -
               -------------------------------------------------------------------------------------------------------------
Profit (loss)
  before tax        339.69  779.72       549.16     661.34     (9.04)     38.92     461.18    846.89      311.47   1,164.44
Income tax
  expense           (61.75) (69.12)      (63.04)    (97.27)     -          -        (44.91)  (138.68)     (42.43)   (198.27)
Net profit
  (loss)            277.94  710.6        486.12     564.07     (9.04)     38.92     416.27    708.21      269.04     966.17
               =============================================================================================================


(TABLE CONTINUED)


     Renminbi in millions, except as otherwise stated


                                       Shidongkou
                   Jining   Changxing      I        Xindian*  Weihai    Taicang    Huaiyin    Yushe*
               --------------------------------------------------------------------------------------
Operating
  Data
---------------
Actual
  generation
  (million kWh)    2,132.71   1,788.12   7,839.50     559.47  4,357.84   4,241.68   2,620.15    278.46
Coal
  consumption
  rate
  (grams/kWh)        353.27     339.58     341.66     323.33    331.95     313.71     330.81    369.01

Financial Data
Operating
  revenue, net       452.68     454.05   1,622.98     149.97  1,339.60   1,104.98     652.30     57.35
Fuel                (207.46)   (227.35)   (885.35)    (60.13)  (459.25)   (430.17)   (286.38)   (20.07)
Maintenance          (29.97)    (30.46)    (87.25)     (7.22)   (52.36)    (30.17)    (33.80)    (2.96)
Depreciation         (62.05)    (50.17)   (205.95)    (14.62)  (213.46)   (171.69)   (112.47)    (8.65)
Labor               (108.08)    (61.21)   (141.97)    (14.96)  (106.28)    (41.04)    (60.17)    (5.75)
Service fees to
  HIPDC                -          -          -          -         -          -          -         -
Other
  operating
  expenses            (8.29)    (33.03)   (117.52)     (8.20)   (70.15)    (20.76)    (35.03)    (7.59)
               ---------------------------------------------------------------------------------------
Profit (loss)
  from
  operation           36.83      51.83     184.94      44.84    438.10     411.15     124.45     12.33
Financial
  (expenses)
  income, net         11.68       0.24     (38.93)     (5.02)   (74.00)    (76.12)     (6.23)    (3.14)
Gain from
  disposal of
  investments          0.75        -         0.06       -         -          -          -         -
               ----------------------------------------------------------------------------------------
Profit (loss)
  before tax          49.26      52.07     146.07      39.82    364.10     335.03     118.22      9.19
Income tax
  expense             (7.57)     (8.85)    (28.55)     (7.20)  (120.54)   (114.03)    (35.43)    (3.91)
Net profit
  (loss)              41.69      43.22     117.52      32.62    243.56     221.00      82.79      5.28
               ========================================================================================

Note* Since the end of October 2003, we had more than 50% equity interests in these two operating plants.

A.       Operating Results

     Our Financial Statements are prepared under IFRS. The audited financial statements are accompanied with notes setting out the differences between IFRS and US GAAP. The following management's discussion and analysis is based on the financial information prepared under IFRS. For material differences between IFRS and US GAAP, please refer to Note 41 to the Financial Statements.

Year Ended December 31, 2003 compared to Year Ended December 31, 2002

General

     We have achieved good operating results in 2003.

     In 2003, our electricity sales reached 86.242 billion kWh, representing an increase of 28.08% from 67.332 billion kWh of last year. Accordingly, net operating revenue, net profit and earnings per share increased significantly by 26.60%, 38.50% and 38.50%, respectively, when compared with that of 2002. The Board of Directors of the Company was satisfied with the operating results for the year 2003.

     Our good performance is mainly attributed to the rapid development of the national economy and the hard work of all of our staff.

     In 2003, the rapid development of the national economy has resulted in a strong demand for electricity. The growth rate of the production and consumption of electricity exceeded that of the GDP in the PRC. In the peak seasons, such as in the hot summer days when urban residents had higher demand for electricity supply, and in the arid winter days when hydro power generation decreased significantly, there was a serious shortage of electricity supply in some regions of the country, especially in the comparatively more developed south-eastern coastal areas. The local government called on people to save electricity, and some users had to face restrictions on electricity consumption. The local government also took measures to maintain and encourage generation companies to increase generation and limit the electricity consumption of certain high power-consuming enterprises in order to maintain a stable supply to residential and key users such as hospitals.

     The power output and the operating hours of the domestic thermal power plants had increased significantly in 2003 due to the strong demand for electricity caused by the rapid development of the national economy; the significant increase of the consumption of high power-consuming enterprises; and the arid atmosphere in certain areas.

     Faced with the favourable macro environment, we accomplished and exceeded the annual production and sales plan notwithstanding the challenges posed by the outbreak of SARS; the need to ensure an adequate supply of coal given the critical coal transportation issue; and the need to carefully maintain plant and equipment and plan our overhaul programs around the off-peak period given the hot summer weather. Our modern technology and equipment helped to enhance our competitive advantage. For the year ended December 31, 2003, our power generation reached 90.91 billion kWh, representing an increase of 27.3% compared to prior year.

     Our growth of power generation was attributed to the following factors:

     1) the rapid-growth of the national economy resulted in a significant increase in the demand for electricity and caused the increase of generation of our power plants;

     2) the significant decrease of hydro power generation in the Fujian Province provided an opportunity for our power plant in Fujian province to generate more electricity;

     3) the significant increase of our generation capacity with two generation units of the Jining Power Plant being put into operation in 2003 and the full year generation capacity of the two generation units of the Dezhou Power Plant Phase III, that were put into commercial operation during 2002;

     4) two months' power generation contribution from Yushe Power Plant and Xindian Power Plant, both of which were acquired in 2003.

     In 2003, we completed a number of acquisitions.

     On April 22, 2003, we acquired 25% of the enlarged share capital of SEG at a consideration of RMB2.39 billion. Through this acquisition, we gained entrance into the Shenzhen power market, which is a market with high power demand. We are confident that we can work together with the local partners to exploit the Shenzhen power market, to provide high quality power supply and services to local customers and to obtain a satisfactory return from this strategic investment.

     On October 27, 2003, we acquired from China Huaneng Group all the assets and liabilities of Xindian Power Plant, 60% of the equity interest of Yushe Power Plant and 55% of the equity interest of Qinbei Power Plant at a total consideration of RMB550 million. This acquisition was in line with our market development strategy to consolidate our positions in the coastal regions and to expand into central China. The above three power plants are located in the Shandong Province, the Henan Province and the Shanxi Province, respectively. Our entry into the Henan and the Shanxi Provinces enlarged our regional coverage to central China where there is a strong demand for power. Henan Province is situated in the middle and lower reaches of the Yellow River. It is an important energy base as its production of coal and oil is one of the highest in the nation. Shanxi Province is situated in Northern China and is the top coal production province in China, with proven coal reserve accounting for one-third of the total coal reserve of the country. These acquisitions represent an execution of our development and acquisition strategy.

     2003 was a year that presented both opportunities and challenges to us and many factors shall continue to have an impact in 2004. In terms of power production, the sustained and significant increase in the demand for electricity enabled us to generate more electricity and create more profits, but at the same time, it puts the safe and stable operation of the plants under pressure, due to an extended period of full-loaded operation of the generators. To maintain a robust operation of the generators and the equipment is one of our challenges in 2004.

     Coal supply is another challenge this year. From the second half of last year, coal supply was short and the price of coal rose as a result of various factors. We have taken a series of measures to ensure coal supply. We believe that we can work together with the coal suppliers to ensure a safe supply of coal for power generation.

     The development in the country's economy and the rise of people's living standards have created an enormous market space for the power sector. This has provided good opportunities for us to accelerate our development efforts, but also put enormous strain on the project management of large-scale electric power constructions. Another major challenge for us is to ensure the commencement of operation of all constructions-in-progress projects in accordance with plan and be able to control the cost of construction.

     With market reform, it is inevitable that we will face competition and meet with various challenges. As an early entrant into the power market as an independent power producer, we have a competitive edge and our extensive experience should allow us to overcome challenges and place us in a position to capture development opportunities in a well-structured competitive market. Our competitive advantages include an experienced management team with excellent management skills; a large scale operation with a good geographical distribution of power plants; advanced and efficient equipment and technology; a strong cash flows and funding capability; and a strong support from the parent company. With these advantages, we believe that we will continue to grow in a competitive environment and be able to capture a greater share of the market. There will be more opportunities for acquisitions from the parent company and as a result of the restructuring of the power industry. We are confident that we will continue to maintain our leading position amongst the independent power producing companies in China.

Net Operating Revenue

     The output and bidding output of our operating power plants are as follows:


                                         Total output                                Including: Bidding output
                         --------------------------------------------------------------------------------------------------
                                                            Increase/                                         Increase/
                             2003            2002          (decrease)           2003            2002         (decrease)
Operating power plants   (million kWh)   (million kWh)        (%)           (million kWh)  (million kWh)        (%)
-----------------------  -------------   -------------     -----------      -------------  --------------    --------------
Dalian                      8,145.09         6,763.24         20.43%           1,582.48       1,068.24          48.14%
Fuzhou                      8,464.43         6,874.24         23.13%             181.35         222.10         (18.35%)
Nantong                     8,078.32         7,504.23          7.65%             379.20       1,028.59         (63.13%)
Shang'an                    7,587.44         7,202.98          5.34%               -              -              -
Shantou Oil-Fired             295.66           203.69         45.15%               -              -              -
Shantou                     4,125.11         3,871.44          6.55%               -              -              -
Dandong                     4,046.36         3,365.41         20.23%             921.38         853.41           7.96%
Shidongkou II               8,023.99         7,268.10         10.40%             664.65         637.89           4.19%
Nanjing                     3,866.66         3,608.33          7.16%             255.90         558.80         (54.21%)
Dezhou                     11,252.03         7,873.33         42.91%               -              -              -
Weihai                      4,107.21         4,225.47         (2.80%)              -              -              -
Jining                      1,928.35         1,805.19          6.82%               -              -              -
Shidongkou I 1              7,395.39         3,792.96         94.98%             587.71         316.73          85.56%
Taicang 1                   4,062.43         2,109.49         92.58%             363.46         282.22          28.79%
Changxing 1                 1,657.19           863.47         91.92%               -              -              -
Huaiyin 2                   2,435.14              N/A             N/A            222.75            N/A             N/A
Xindian 3                     512.44              N/A             N/A              -               N/A             N/A
Yushe 3                       258.70              N/A             N/A              -               N/A             N/A
                         -------------   -------------                      -------------  --------------
Total                      86,241.94        67,331.57         28.09%           5,158.88       4,967.98           3.84%
                         =============   =============                      =============  ==============


Note1: Since July 2002, we have more than 50% equity interest in the Shidongkou I Power Plant, the Taicang Power Plant and the Changxing Power Plant.

Note2: Since the end of December 2002, we have more than 50% equity interest in the Huaiyin Power Plant.

Note3: Since the end of October 2003, we have more than 50% equity interest in the Xindian Power Plant and the Yushe Power Plant.

     Our output increased significantly from the previous year. The increase is attributed to firstly, our increased overall generation capacity as a result of the acquisition of new power plants (please refer to Note1, Note2 and Note3 above) and the commencement of operation of the new generators (Dezhou Phase III Expansion Project and Jining Expansion Project) and secondly, the strong market demand for electric power during the year.

     The output of the Weihai Power Plant decreased because of an equilibrium in the supply and demand within the Shandong Power Grid. There was no additional capacity added to the Weihai Power Plant in 2003.

     Our total output in 2003 increased significantly, but there was no significant change in the bidding output.

     The average tariff rate (inclusive of VAT) and the net operating revenue of our operating power plants are as follows:



                              Average tariff rate (inclusive of VAT)                   Net operating revenue
                           --------------------------------------------       -----------------------------------------
                                                            Increase/            2003               2002     Increase/
                              2003             2002         (decrease)          (RMB               (RMB      (decrease)
Operating power plants      (RMB/MWh)       (RMB/MWh)          (%)             million)           million)      (%)
-----------------------    -----------     -----------     ------------       ----------        -----------  ----------
Dalian                          272.69        280.53          (2.79%)             1,900           1,587       19.72%
Fuzhou                          331.82        327.80           1.23%              2,390           1,889       26.52%
Nantong                         312.52        309.54           0.96%              2,147           1,955        9.82%
Shang'an                        307.94        315.65          (2.44%)             2,008           1,924        4.37%
Shantou-Oil                     672. 41       621.02           8.28%                178             114       56.14%
Shantou                         435.17        455.95          (4.56%)             1,522           1,487        2.35%
Dandong                         276.95        273.70           1.19%                927             754       22.94%
Shidongkou II                   332.85        345.90          (3.77%)             2,250           2,106        6.84%
Nanjing                         307.31        304.07           1.07%              1,027             933       10.08%
Dezhou                          333.34        339.64          (1.85%)             3,206           2,286       40.24%
Weihai                          386.50        393.74          (1.84%)             1,340           1,405       (4.63%)
Jining                          274.66        275.15          (0.18%)               453             422        7.35%
Shidong-kou 1                   256.64        252.97           1.45%              1,623             813       99.63%
Taicang 1                       321.80        317.52          (1.35%)             1,105             566       95.09%
Changxing1                      320.57        316.93           1.15%                454             233       94.43%
Huaiyin 2                       317.21         N/A              N/A                 652            N/A         N/A
Xindian 3                       342.41         N/A              N/A                 149            N/A         N/A
Yushe 3                         200.63         N/A              N/A                  57            N/A         N/A
                           -----------     -----------                        ----------        -----------
Total                           318.68        325.38          (2.06%)            23,388          18,474       26.60%
                           ===========     ===========                        ==========        ===========

Note1: Since July 2002, we have more than 50% equity interest in the Shidongkou I Power Plant, the Taicang Power Plant and the Changxing Power Plant.

Note2: Since the end of December 2002, we have more than 50% equity interest in the Huaiyin Power Plant.

Note3: Since the end of October 2003, we have more than 50% equity interest in the Xindian Power Plant and the Yushe Power Plant.

     Our average tariff rate decreased by 2.06% from RMB325.38 per MWh to RMB318.68 per MWh. The principal reason was the higher relative increase of excess generation, which had a lower tariff rate. Although the tariff rate for excess generation was lower than the tariff rate applicable to base load generation, it was higher than our variable cost and would, therefore, result in a positive contribution margin.

     Net operating revenue represents operating revenue net of the value-added tax and deferred revenue. For the year ended December 31, 2003, our consolidated net operating revenue was RMB23.388 billion, representing an increase of 26.60% over the RMB18.474 billion of last year. The significant increase of net operating revenue was primarily because of the 28.08% increase of power output compared to last year. The operating revenue of the Dezhou Power Plant, the Fuzhou Power Plant, the Dalian Power Plant and the Dandong Power Plant had increased significantly. The output of the Dezhou Power Plant had increased 42.91% compared to last year. The main reason for the increase was that the Phase III project of the Dezhou Power Plant was put into commercial operation in the second half of 2002. The increase of output of the Fuzhou Power Plant was due to the significant reduction of hydropower generation in the Fujian Province which provided an opportunity to our plant in Fuzhou to increase its generation. The operating revenue of the Dalian Power Plant and the Dandong Power Plant increased because of the continuous expansion of the power market in the Liaoning Province. Due to the decrease of the average tariff rate in 2003, the growth rate of net operating revenue is lower than that of our power output.

Operating Expenses

     Our total operating expenses increased by 26.51% to RMB16.315 billion in 2003 from RMB12.896 billion in 2002. The rate of increase of operating expenses was lower than that of power output.

Fuel Cost

     Our primary operating expense was fuel cost. Fuel cost increased by 30.49% to RMB9.025 billion in 2003, when compared to RMB 6.916 billion in 2002. The weighted average unit price of natural coal increased by 2.89% to RMB239.06 per ton in 2003 from RMB232.34 per ton in 2002. Accordingly the unit fuel cost of power output increased by 2.28% to RMB105.05 per MWh. Xindian Power Plant and Yushe Power Plant's unit fuel cost of power was RMB103.48 per MWh, which was lower than the average unit fuel cost of the original power plants.

Maintenance Expense

     Our maintenance expense was RMB922 million in 2003, representing an increase of 51.64% when compared to RMB608 million of last year. The increase of the maintenance expense was mainly due to two factors: 1) The plants acquired in 2002, including the Changxing Power Plant, the Shidongkou First Power Plant, the Taicang Power Plant and Huaiyin Power Plant, were consolidated in 2003 on a full-year basis. 2) The original power plants such as the Dezhou Power Plant, the Dalian Power Plant and the Fuzhou Power Plant, carried out major overhaul according to the annual plan and incurred more maintenance expenses.

Depreciation and Amortization

     Our depreciation and amortization were RMB4.117 billion in 2003, representing an increase of 16.50% from RMB3.534 billion in 2002. The depreciation and amortization of the original power plants and our headquarters were RMB4.093 billion, representing an increase of 15.82% compared to last year. The newly acquired Xindian Power Plant and Yushe Power Plant incurred RMB24 million of depreciation and amortization expenses in 2003. The increase in depreciation and amortization was also attributable to the fact that the Phase III project of the Dezhou Power Plant was put into commercial operation in late 2002, and that the plants acquired in 2002, including the Changxing Power Plant, the Shidongkou First Power Plant, the Taicang Power Plant and the Huaiyin Power Plant, were consolidated in 2003 on a full-year basis.

Labor Cost

     Our labor cost was RMB1.439 billion in 2003, representing an increase of 38.90% from RMB1.036 billion in 2002. The increase in labor cost was mainly due to the plants acquired in the second half of 2002, including the Changxing Power Plant, the Shidongkou First Power Plant, the Taicang Power Plant and the Huaiyin Power Plant, that were consolidated in 2003 on a full-year basis.

Service Fee paid to HIPDC

     The service fee paid to HIPDC refers to a fee for use of its grid connection and transmission facilities based on reimbursement of cost plus a profit.

     In 2003, we incurred the service fee in relation to the grid connection and transmission facilities for the Shang'an Power Plant and the Shantou Coal-fired Power Plant (HIPDC had transferred the ownership of transmission and transformation facilities of the Fuzhou Power Plant Phase I and the Shidongkou Second Power Plant to the Fujian Electric Power Company and the Shanghai Power Corporation, respectively, on July 1, 2002. We were not required to pay the service fee for the two plants since the transfer). The service fee paid to HIPDC was RMB215 million in 2003, representing a decrease of 18.56% when compared with RMB264 million in 2002.

Other Expenses

     With the rapid growth of the power output, our other expenses increased by 10.76% to RMB597 million in 2003 from RMB539 million in 2002. Another factor that caused the increase of other expenses was the consolidation of the other expenses of the newly acquired plants, including the Xindian Power Plant, the Yushe Power Plant and the Qinbei Power Plant. The consolidated other expenses of the original plants and our headquarters, excluding the newly acquired plants were RMB581 million in 2003, an increase of 7.79% compared to RMB539 million in 2002.

Net Profit Before Financial Expenses

     Our net profit before financial expenses in 2003 was RMB7.073 billion, an increase of 26.80% compared to RMB5.578 billion in 2002.

Interest Expense

     Our interest expense was RMB569 million in 2003, which is comparable to the RMB562 million in 2002.

Income Tax Expenses

     Pursuant to the relevant tax regulations, we are treated as a Sino-foreign equity joint venture that enjoys a preferential income tax policy. Each of our plants is exempted from PRC income tax for two years starting from the first profit-making year after covering the accumulated deficits followed by a 50% reduction of the applicable tax rate for the next three years. In addition, as confirmed by the State Tax Bureau, our wholly-owned power plants pay their respective income tax to local tax authorities, even though they are not separate legal entities. Our income tax expenses in 2003 were RMB1.149 billion, an increase of 17.13% compared to RMB981 million in 2002. The income tax expenses of the original power plants and our headquarters (excluding the newly acquired power plants in 2003) were RMB1.138 billion, an increase of 16.00% compared in 2002. The consolidated income tax of the newly acquired Xindian Power Plant and Yushe Power Plant was RMB11 million.

Net profit

     Our net profit was RMB5.430 billion in 2003, an increase of 38.50% compared to RMB3.921 billion in 2002. The significant increase of net profit was primarily due to the increase of power output, the full year contribution from the plants acquired in 2002 (including the Changxing Power Plant, the Shidongkou I Power Plant, the Taicang Power Plant and the Huaiying Power Plant), the full year contribution from the Dezhou Power Plant Phase III project, the commercial operation of the expansion project of the Jining Power Plant and the attributable income from SEG.

Impact of Difference between IFRS and US GAAP

     In addition to the above management discussion and analysis of our results of the operation under IFRS between the years ended December 31, 2003 and 2002, the following provides a summary of the significant accounting differences between IFRS and US GAAP that would have a significant impact on our management discussion and analysis of the results of our operation between the years ended December 31, 2003 and 2002 under US GAAP. See also Note 41 to the financial statements for a complete summary of all significant accounting differences between IFRS and US GAAP that are relevant to us.

     Under IFRS, we have adopted the acquisition method to account for our acquisitions of the Shidongkou I Power Plant, the Taicang Power Plant and the Changxing Power Plant in 2002 and the acquisitions of the 55% equity interest in the Qinbei Power Plant, 60% equity interest in the Yushe Power Plant and all of the assets and liabilities of the Xindian Power Plant in 2003. Accordingly, our results of operations under IFRS include the results of these power plants only from the respective dates of acquisition. In contrast, under US GAAP, our acquisition of these power plants are considered as combinations of entities under common control which are accounted for at historical cost and reflected retroactively to include the results of operations for each of the years ended December 31, 2003 as if the acquisitions of these power plants had taken place since the beginning of the earliest period presented.

     In accordance with IFRS, we capitalized interest on general borrowings used for the purpose of obtaining a qualifying asset in addition to the capitalization of interest on specific borrowings. Under US regulatory accounting requirements, interest on funds borrowed generally but used for the purpose of obtaining a qualifying asset was not capitalized because such interest would not be taken into consideration when determining the recoverable rate base for tariff setting purposes.

     Under IFRS, goodwill is amortised using the straight-line method over its estimated useful life and recognized in the income statement as other operating expenses. Under US GAAP, in accordance with Statement of Financial Accounting Standard Number 142 "Goodwill and Other Intangible Assets", goodwill is not amortised but tested for impairment on an annual basis and between annual tests in certain circumstances.

     Other than the above, there was no material difference between IFRS and US GAAP that would have a significant impact on our management discussion and analysis of the results of our operation between the years ended December 31, 2003 and 2002.

Year Ended December 31, 2002 compared to Year Ended December 31, 2001

General

     During the year ended December 31, 2002, we successfully carried out a number of acquisitions. On July 1, 2002, we completed the acquisition of all the assets and liabilities of the Changxing Power Plant, 70% equity interest in the Shidongkou I Power Plant, 70% equity interest in the Taicang Power Plant and 44.16% equity interest in the Huaiyin Power Plant. Subsequently on December 31, 2002, we further acquired the remaining 30% equity interest in the Shidongkou I Power Plant, 5% equity interest in the Taicang Power Plant and 19.48% equity interest in the Huaiyin Power Plant. In addition, on June 18, 2002, we acquired the remaining 25% minority interest of the Jining Power Plant, which then became our 100% owned power plant. Furthermore, the Dezhou Power Plant Phase III, the expansion project with a capacity of 2x660MW, was put into commercial operation in 2002. These acquisitions and the expansion project enabled us to expand our scale of operation, increase our market share, and enhance our geographical coverage and competitiveness.

     The total assets and liabilities of the four new power plants were included in the consolidated balance sheet as of December 31, 2002. As we only obtained the control of Huaiyin Power Plant on December 31, 2002, the operating revenue and operating expenses of Huaiyin Power Plant were not included in our consolidated income statement, but equity accounting was applied for the original 44.16% purchased from July 1, 2002 to December 31, 2002. All of the revenue and expenses of the Changxing Power Plant, the Shidongkou I Power Plant and the Taicang Power Plant have been consolidated in our consolidated income statement since a controlling stake of more than 50% was acquired.

     In 2002, our power output increased by 24.45% to 67.3316 billion kWh from
54.1053 billion kWh in 2001. Accordingly, net operating revenue and net profit were increased significantly when compared to 2001. In addition, because of our consistent effort on cost control measures, we achieved our cost control target on fuel costs and other costs.


Net Operating Revenue

     The output and bidding output of our operating power plants are as follows:

                                           Total output                              Including: bidding output
                          --------------------------------------------      ---------------------------------------------
                                                            Increase/                                          Increase/
                              2002             2001        (decrease)          2002            2001           (decrease)
Operating power plants    (million kWh)   (million kWh)        (%)          (million kWh)    (million kWh)       (%)
-----------------------   --------------  --------------   -----------      --------------  ---------------  ------------
Dalian                        6,763.24         6,048.9        11.81%             1,068.24           465.0       129.73%
Fuzhou 2                      6,874.24         5,403.9        27.21%               222.10             -           N/A
Nantong                       7,504.23         6,843.5         9.70%             1,028.59           684.4        50.29%
Shang'an                      7,202.98         6,957.3         3.53%                 -                -           -
Shantou Oil-Fired               203.69           188.4         8.13%                 -                -           -
Shantou                       3,871.44         3,551.3         9.02%                 -                -           -
Dandong                       3,365.41         2,654.7        26.77%               853.41           438.7        94.53%
Shidongkou II                 7,268.10         7,087.9         2.54%               637.89           778.6       (18.07%)
Nanjing                       3,608.33         3,027.1        19.20%               558.80           428.4        30.44%
Dezhou                        7,873.33         6,482.9        21.45%                 -                -           -
Weihai                        4,225.47         4,087.2         3.38%                 -                -           -
Jining                        1,805.19         1,768.5         2.08%                 -                -           -
Shidongkou I 1                3,792.96            N/A           N/A                316.73             N/A         N/A
Taicang 1                     2,109.49            N/A           N/A                282.22             N/A         N/A
Changxing1                      863.47            N/A           N/A                  -                N/A         N/A
                          --------------  --------------                    --------------  ---------------
Total                        67,331.57        54,101.6        24.45%             4,967.98         2,795.1        77.74%
                          ==============  ==============                    ============== ================

___________________

Note1: Since July 2002, we have more than a 50% equity interest in the Shidongkou I Power Plant, the Taicang Power Plant and the Changxing Power Plant.

Note2:   In 2001, the Fuzhou Power Plant did not have any bidding output.



     A significant factor contributing to the increase in our total output in 2002 was the acquisition of the Shidongkou I Power Plant, the Taicang Power Plant and the Changxing Power Plant in July 2002.

     The average tariff rate (inclusive of VAT) and the net operating revenue of our operating power plants are as follows:


                              Average tariff rate (inclusive of VAT)                Net operating revenue
                           --------------------------------------------     -----------------------------------------
                                                              Increase/         2002            2001         Increase/
Operating Power               2002              2001         (decrease)         (RMB            (RMB        (decrease)
Plants                     (RMB/MWh)         (RMB/MWh)           (%)            million)      million)          (%)
--------------------       -------------    ------------     ----------     --------------  -----------   ------------
Dalian                           280.53          291.38         (3.72%)         1,587           1,505        5.35%
Fuzhou                           327.80          353.77         (7.34%)         1,889           1,634       15.61%
Nantong                          309.54          318.38         (2.78%)         1,955           1,860        5.10%
Shang'an                         315.65          328.95         (4.04%)         1,924           1,956      (1.64%)
Shantou Oil-fired                621.02          618.24           0.45%          114              100       14.45%
Shantou                          455.95          473.85         (3.78%)         1,487           1,440        3.28%
Dandong                          273.70          298.96         (8.45%)          754              678       11.20%
Shidongkou II                    345.90          352.78         (1.95%)         2,106           2,161      (2.57%)
Nanjing                          304.07          318.60         (4.56%)          933              824       13.32%
Dezhou                           339.64          340.33         (0.20%)         2,286           1,884       21.30%
Weihai                           393.74          390.72           0.77%         1,405           1,349        4.18%
Jining                           275.15          267.31           2.93%          422              400        5.58%
Shidong-kou 1                    252.97             N/A             N/A          813              N/A          N/A
Taicang 1                        317.52             N/A             N/A          566              N/A          N/A
Changxing1                       316.93             N/A             N/A          233              N/A          N/A
                           -------------    ------------                    --------------  -----------
Total                            325.38          342.03         (4.87%)         18,474         15,791       16.99%
                           =============    ============                    ==============  ===========

___________________

Note 1: Since July 2002, we have more than 50% equity interests in Shidongkou I Power Plant, Taicang Power Plant and Changxing Power Plant.

     Our average tariff rate decreased by 4.87% from RMB342.03 per MWh to RMB325.38 per MWh. The principal reason was the increase of excess generation, which had a lower tariff rate. Although the tariff rate of excess generation was lower than the tariff rate applicable to base load generation, it was higher than our variable cost and would, therefore, result in a positive contribution margin.

     Net operating income represents the operating revenue net of value-added tax and deferred revenue. For the year ended December 31, 2002, the consolidated net operating revenue was RMB18,474 million, representing an increase of 16.99% over the net operating revenues of RMB15,791 million in 2001. The increase in net operating revenue was mainly due to the 24.45% increase in power output compared with the previous year. Except for those that were newly acquired after the middle of the year and the Shantou Oil-fired Power Plant, which has a small capacity, the power plants whose operating revenue increased significantly include the Dezhou Power Plant, the Fuzhou Power Plant, the Nanjing Power Plant and the Dandong Power Plant. The significant increase in operating revenue of the Dezhou Power Plant was mainly due to the start of commercial operation of its Phase III project in the second half of 2002 and the output being increased by 21.45% from the previous year. The increase in electricity generation of the Fuzhou Power Plant was due to the significant reduction of hydro power generation in the Fujian Province as a result of the dry weather which provided an opportunity to our plant to increase its generation. The operating revenue of the Nanjing Power Plant increased because of the significant growth in the demand for electricity in East China where the plant locates. The principal reasons for the increase in operating revenue of the Dandong Power Plant were the continuous expansion of the power market in the Liaoning Province and the significant increase in electricity transmitted to the grid. The growth rate in net operating revenue was lower than that of power output because of the decrease in the average tariff rate.

Operating Expenses

     Our total operating expenses increased by 19.66% to RMB12,896.5 million in 2002 from RMB10,777.3 million in 2001. As a result of implementing effective cost control measures, the rate of increase of operating expenses was lower than that of power output.

Fuel Cost

     Our primary operating expense was fuel cost. The fuel cost increased by 34.36% to RMB6,916.0 million in 2002, when compared to RMB5,147.4 million in 2001. Before considering the four power plants acquired in 2002, the weighted average unit price of natural coal of the original twelve power plants increased by 5.29% to RMB232.34 per ton in 2002 from RMB220.66 per ton in 2001. The unit fuel cost per MWh increased by 6.41% to RMB101.20 per MWh. The higher unit fuel cost per MWh of the four power plants acquired than that of the original twelve power plants resulted in the increase of overall unit fuel cost to RMB102.71 per MWh in 2002.

Maintenance Expense

     Our maintenance expenses were RMB608.0 million in 2002. The maintenance expenses of the original twelve power plants and the four power plants acquired in current year amounted to RMB535.3 million and RMB72.7 million, respectively.

Depreciation and Amortization

     Our depreciation and amortization were RMB3,533.6 million in 2002. The depreciation and amortization of the original twelve power plants and our headquarters were RMB3,313.3 million, which represented an increase of 1.60% from RMB3,261.0 million in 2001. The depreciation and amortization of the four power plants acquired in 2002 were RMB220.3 million.

Labor Cost

     Our labor costs were RMB1,035.7 million in 2002, which represented an increase of 28.32% from RMB807.1 million in 2001. The increase was mainly due to the increase in the number of employees for the four power plants acquired.

Transmission Cost

     Transmission service fees paid to Shandong Electric Power Group Corporation by the Dezhou Power Plant, the Weihai Power Plant and the Jining Power Plant were RMB35.8 million in 2002, which represented a decrease of 3.17% from RMB36.9 million in 2001.

Service Fee paid to HIPDC

     The service fee paid to HIPDC refers to a fee for the use of its grid connection and transmission facilities based on reimbursement of cost plus a profit.

     In 2002, we incurred the service fee in relation to the grid connection and transmission facilities for the Fuzhou Power Plant Phase I, the Shidongkou II Power Plant, the Shangan Power Plant, and the Shantou Coal-fired Plant. HIPDC had transferred the ownership of transmission and transformation facilities of the Fuzhou Power Plant Phase I and the Shidongkou II to the Fujian Electric Power Company and the Shanghai Power Corporation, respectively, on July 1, 2002. No service fee is required for these two plants since the transfer. Hence, the service fee to HIPDC decreased by 14.19% to RMB263.7 million in 2002, when compared to RMB307.3 million in 2001.

Other Expenses

     Our other expenses were RMB503.6 million in 2002, which represented an increase of 11.46% from RMB451.9 million in 2001. Other expenses mainly comprised the environmental protection fees, general and administrative expenses and other miscellaneous expenses. The increase of other expenses was mainly due to the inclusion of other expenses of the four power plants acquired in the current year. Before considering the four power plants acquired in the current year, the other expenses of the original twelve power plants decreased by 12.68% to RMB394.5 million, despite the increase of the total power output. This demonstrated the effectiveness of the cost control measures implemented by the Company.

Net Profit Before Financial Expenses

     The profit from our operation increased by 11.25% to RMB5,578.0 million in 2002 from RMB5,014.0 million in 2001.

Financial Expenses

     Our financial expenses were reduced by 35.91% to RMB510.3 million in 2002 from RMB796.2 million in 2001. The financial expenses of the original twelve power plants were RMB492.0 million, which represented a decrease of 43.29% from RMB867.5 million in 2001. The overall reduction of financial expenses was mainly due to the significant decrease of debt balances in 2002. In addition, in order to reduce interest expenses, we grasped the opportunity of the declining market interest rate and borrowed loans with lower interest rates to refinance the higher interest rate loans. As a result, the financial expense of the relevant loans were reduced by US$9.5 million (RMB78.63 million) in 2002.

Income Tax Expenses

     Pursuant to the relevant tax regulations, we are treated as a sino-foreign joint venture that enjoys the relevant tax holiday. Each of our power plants is exempted from PRC income tax for two years starting from the first profit-making year after covering any accumulated deficits followed by a 50% reduction of the applicable tax rate for the next three years. In addition, as confirmed by the State Tax Bureau, our wholly owned power plants pay their respective income tax to local tax authorities, even though they are not separate legal entities. The consolidated income tax expense was RMB980.9 million in 2002, which represented an increase of 37.15% from RMB715.2 million in 2001 due to a higher profit before tax in 2002. The income tax expenses for the original twelve power plants and the four power plants acquired in the current year amounted to RMB873.5 million and RMB107.4 million, respectively.

     Jining Power Plant and Changxing Power Plant became our wholly owned power plants in 2002. As approved by the relevant tax authorities, the income tax rate of the Jining Power Plant decreased from 33% to 15% effective from September 1, 2002, and the income tax rate of the Changxing Power Plant decreased from 33% to 16.5% effective from July 1, 2002.

Net profit

     Our consolidated net profit increased by 13.63% to RMB3,921.0 million from RMB3,450.7 million in 2001. The increase was primarily due to the increase of power output, the decrease of the financial expenses and the profit contributed by the four power plants acquired in the current year.

     The net loss of the Dandong Power Plant was RMB104.4 million in 2002, which represented a decrease of 48.20% when compared to 2001 as the power output was substantially increased in 2002. The net loss of the Shantou Oil-fired Power Plant was RMB16.1 million in 2002, which represented a decrease of RMB12.9 million.

Impact of Differences between IFRS and US GAAP

     In addition to the above management discussion and analysis of our results of the operation under IFRS between the years ended December 31, 2002 and 2001, the following is a summary of the significant accounting differences between IFRS and US GAAP that would have a significant impact on our management discussion and analysis of the results of our operation between the years ended December 31, 2002 and 2001 under US GAAP. Also see Note 41 to the financial statements for a complete summary of all significant accounting differences between IFRS and US GAAP that are relevant to us.

     Under IFRS, we have adopted the acquisition method to account for our acquisitions of the Shidongkou I Power Plant, the Taicang Power Plant and the Changxing Power Plant in 2002 and the acquisition of 55% equity interest in the Qinbei Power Plant, 60% equity interest in the Yushe Power Plant and all of the assets and liabilities of the Xindian Power Plant in 2003. Accordingly, our results of operations under IFRS include the results of these power plants only from the respective dates of acquisition. In contrast, under US GAAP, our acquisitions of these power plants are considered as combinations of entities under common control, which are accounted for at historical cost and reflected retroactively to include the results of operations for each of the years ended December 31, 2002 as if the acquisitions of these power plants had taken place since the beginning of the earliest period presented.

     In accordance with IFRS, we capitalized interest on general borrowings used for the purpose of obtaining a qualifying asset in addition to the capitalization of interest on specific borrowings. Under US regulatory accounting requirements, interest on funds borrowed generally and used for the purpose of obtaining a qualifying asset was not capitalized because such interest would not be taken into consideration when determining the recoverable rate base for tariff setting purposes.

     Other than the above, there are no material differences between IFRS and US GAAP that would have a significant impact on our management discussion and analysis of the results of our operation between the years ended December 31, 2002 and 2001.

B.       Impact of Government Policies

The Decrease in Price of Electricity Transmitted to the Grid for Some Power Plants in 2003

     In accordance with the documents issued by SDRC, Jiangsu Province made adjustments to the price of electricity transmitted to the grid for power plants in Jiangsu Province. This decreased the unit price for electricity transmitted to the grid by the Nanjing Power Plant, the Nantong Power Plant, the Huaiyin Power Plant, and the Taicang Power Plant. In June 2003, the price of electricity transmitted to the grid for the Dalian Power Plant and the Dandong Power Plant of the Liaoning Province was reduced by RMB7 per MWh (inclusive of tax). However, the annual utilization hours for the generators of the Dalian Power Plant Phase II and the Dandong Power Plant, settled at the approved price for electricity transmitted to the grid, were both raised from 3,000 hours to 4,000 hours.

     We strengthened our control over cost through tighter management and succeeded in acquiring more market shares to offset the adverse effect of the decrease in tariffs.

The Effect of the Levy of Emission Fees

     On January 2, 2003, the State Council issued the "Regulations on the Administration of the Levy and Usage of Emission Fee" (State Council Order No.
369). According to the new regulations, environment protection authorities have the responsibility to determine and verify the types and amounts of pollutants of an enterprise. An enterprise should pay emission fees according to the amount of gas pollutant, waste water, solid wastes and noise pollution. The new regulations are applicable across the country. Previously, only certain areas were subject to emission charges. Further, under the new regulations, fees are charged for any amount (zero tolerance) of pollutants discharged.

     In April of the same year, SDRC, Ministry of Finance, State Environmental Protection Bureau and the former State Economic and Trade Commission jointly issued the "Rules on the Administration of the Levy Standards of Emission Fees" (Order No. 31), which provide for details of the implementation rules for the new regulations. According to the Rules, new standards for charges took effect from July 1, 2003.

     We paid a total of RMB72.68 million of emission fees to local governments in 2003.

     The adoption of the Regulations on the Administration of the Levy and Usage of Emission Fees is beneficial to our state and the society, although it adds pressure to our operation. We strongly support the increase of environmental protection efforts and are confident that the implementation of the new rules can improve the environmental protection standards of power plants.

     We will implement an overall environmental protection plan in 2004 according to the environmental protection requirements of the State as well as our development plan. In terms of control of sulfur dioxide discharges, we plan to construct desulfur facilities at key areas and further increase the consumption rate of low-sulfur coal in power generation. For the control of nitrogen oxides, our power plants will strengthen their operational management to partially reduce the discharge of nitrogen oxides, and at the same time, arrange for renovation projects on the low-nitrogen burners. So far, construction of desulfurizing facilities for four 300 MW generators in the Shantou Power Plant and the Taicang Power Plant is already in process, and construction of desulfurizing facilities for the power plants in Shanghai, Shandong and Zhejiang is being considered.

C.       Liquidity and Capital Resources

     Cash and cash equivalents at the end of 2003 amounted to RMB4,129 million, representing an increase of RMB1,126 million from RMB3,003 million at the beginning of the year. This increase in cash is contributed by an increase in the net cash inflow from operating activities of RMB9,533 million, offset by a decrease in net cash outflow from investing activities and financing activities of RMB5,225 million and RMB3,182 million, respectively.

Cash Flows Generated by Operating Activities


                                                              2003            2002            2001
                                                         ------------    ------------    -------------
                                                         RMB million     RMB million     RMB million
   Cash received from sales of electricity                     27,129          21,401          18,469
   Other cash received relating to operating
      activities                                                  148             282             297
   Cash paid for goods and services                            (9,942)         (7,893)         (6,003)
   Cash paid to and on behalf of employees                     (1,079)           (931)           (997)
   Tax paid                                                    (3,856)         (3,327)         (2,970)
   Interest paid                                                 (632)           (750)           (716)
   Other cash paid relating to operating activities            (2,235)         (1,702)         (2,161)
                                                         ------------    ------------    -------------
Net cash provided by operating activities                       9,533           7,080           5,919
                                                         ------------    ------------    -------------


     Net cash generated from operating activities is our main source of cash. Our expansion and the increase in profit enabled us to realize an increase in net cash inflow from operating activities from RMB5,919 million in 2001 to RMB7,080 million in 2002 and to RMB9,533 million in 2003.

     We expect that our operating activities will continue to provide sufficient and sustained cash flows in the future.


Cash Flows (Used in)/Generated by Investing Activities

                                                               2003           2002           2001
                                                         ------------    ------------    -------------
                                                           RMB million     RMB million    RMB million
   Purchase of property, plant and equipment                  (3,607)         (1,594)        (2,871)
   Proceeds from disposals of fixed assets                         8              42             33
   (Increase)/decrease in other long-term assets                 (29)              3             82
   Decrease/(increase) in temporary cash investments           1,066           5,082         (4,666)
   Proceeds from disposal of investments                          81               2            385
   Cash consideration paid for available-for-sale
       investment                                                  -            (255)             -
   Repayment of payable to Nanjing Investment
       Company                                                     -               -           (142)
   Cash consideration paid for acquisitions                   (2,940)         (2,759)             -
   Direct costs paid for acquisitions                            (20)            (17)           (22)
   Cash inflow from the acquired power plants                    216             570          2,636

                                                         ------------    ------------    -------------
   Net cash (used in) provided by investing activities        (5,225)          1,074         (4,565)
                                                         ------------    ------------    -------------

     The cash outflows in investing activities mainly consist of the capital expenditures for the purchase of property, plant and equipment and cash paid for acquisitions of power plants.

Cash Flows Used in Financing Activities

                                                               2003            2002            2001
                                                         ------------    ------------    -------------
                                                            RMB million    RMB million      RMB million
   Drawdown of short-term loans                                  769             120           1,300
   Repayment of short-term loans                                (450)           (190)         (2,560)
   Repayment of long-term loans from shareholders               (389)            (16)      (209)
   Drawdown of long-term bank loans                            1,016             174       1,604
   Repayment of long-term bank loans                          (2,322)         (2,955)      (2,234)
   Drawdown of other long-term bank loans                        350               -       -
   Repayment of other long-term loans                            (37)           (283)      (575)
   Capital injection from minority shareholders of the
      subsidiaries                                                78               -       -
   Dividend paid to shareholders of the Company               (2,049)         (1,800)      (1,266)
   Dividend paid to minority shareholders of the
       subsidiaries                                             (148)           (139)      -
   Redemption of convertible notes                                 -          (2,235)      -
   Net proceeds from issuance of Domestic Shares                   -               -       2,770
                                                         ------------    ------------    -------------
Net cash used in financing activities                         (3,182)         (7,324)      (1,170)
                                                         ------------    ------------    -------------

     The cash flows in financing activities consist of repayment of loans, dividends payment and financing for new projects.

     In 2001, we repaid loans of RMB5,578 million, paid dividends of RMB1,266 million and borrowed loans of RMB2,904 million.

     In 2002, we repaid loans of RMB3,444 million, paid dividends of RMB1,800 million and borrowed loans of RMB 294 million.

     In 2003, we repaid loans of RMB3,198 million, paid dividends of RMB2,049 million and borrowed loans of RMB 2,135 million.

     In 2004, there will be a relatively high level of cash required for new projects. These projects will be financed through debt in order to minimize the cost of capital. The Company is confident that we will be able to manage the financial risk and maintain an appropriate capital structure.

     As of December 31 2003, our total interest bearing debts amounted to approximately RMB13,796 million, including long-term loans (including long-term loans maturing within one year), short-term loans and convertible notes. The long-term debts denominated in foreign currencies amounted to approximately RMB7,355 million.

Capital Expenditure in Acquisition

     Cash payment for acquisition amounted to RMB2,940 million in 2003 when we acquired 25% equity interest in SEG, 60% equity interest in the Yushe Power Plant, 55% equity interest in the Qinbei Power Plant and all the assets and liabilities of the Xindian Power Plant.

     Cash payment for acquisitions during 2002 amounted to RMB2,759 million.

     We will continue to follow our construction and acquisition strategy by proactively seeking new acquisition opportunities to ensure the sustainable growth of our profitability and shareholders' value. Since there are uncertainties associated with acquisition projects, the amount of capital expenditures required are uncertain. However, the significant cash flows from operating activities and the available undrawn borrowing facilities provide us with strong cash support for acquisition projects.

Capital Expenditure on Construction and Renovation

     The capital expenditure for construction and renovation in 2003 amounted to RMB3,607 million, including RMB355 million for the Jining Phase III expansion construction, RMB439 million for the Yuhuan Phase I project, RMB215 million for the Shantou phase III project, RMB497 million for the Huaiyin Phase II project, RMB240 million for the Qinbei Phase I project, RMB177 billion for the Yushe Phase II project, RMB80 million for the Xindian expansion construction, RMB144 million for the renovation of the Shidongkou I Power Plant and RMB459 million for the construction of the Taichang Phase II project. Others mainly include the expenditure of RMB349 million for the settlement of construction payable of the Dezhou Phase III and the expenditure of RMB214 million of construction payable for the Nantong Phase II.

     The capital expenditures in 2002 were RMB1,594 million, primarily for the construction of the Dezhou Power Plant Phase III.

     The capital expenditures in 2001 were RMB2,871 million, primarily for the construction of the Dezhou Power Plant Phase III.

     The above capital expenditures were financed by long-term borrowings and cash from operations.

     We will incur significant capital expenditures in 2004. The feasibility study for the Huaneng Yuhuan Power Plant Phase I Project, which was planned in 2003 and in which two 1,000 MW ultra super critical coal-fired generator units will be installed for the first time in China, has been approved by the relevant government authorities. The project initiation applications for the construction of two 600 MW coal-fired generator units of the Taicang Power Plant Phase II, the three 300 MW gas-fueled generator units for the Shanghai Power Plant and the three 300 MW gas-fueled generator units for the Jinling Power Plant have been approved by the State Council. We will actively monitor the progress of the above projects and engage in new project developments for our long-term development.

Cash Resources and Anticipated Financing Cost

     The cash resources for our expected capital expenditure for construction and acquisition include internal fund, cash flows from operating activities and future debt and equity financing.

     Through years of successful operations, we believe we have continuously enhanced our market image and "brand". Standard & Poors upgraded our rating to BBB+ in February 2004. The significant improvement of our operating results and our good credit status give us strong financing capabilities. We have obtained unsecured borrowing facilities from PRC banks, amounting to RMB7 billion and RMB5 billion to finance our funding requirement for a period of three years starting from September 18, 2003 and March 4, 2002, respectively. These unsecured borrowing facilities from PRC banks provide us with a sufficient level of available cash.

     After the acquisition of the 25% equity interest of SEG and the acquisitions of the Xindian Power Plant, the Yushe Power Plant and the Qinbei Power Plant, we have still maintained a strong overall debt repayment ability.

     As at December 31, 2003, our loans denominated in foreign currencies amounted to approximately US$872 million and Japanese Yen1.786 billion, of which US$250 million and Japanese Yen238 million were repayable within one year. We will closely monitor the foreign exchange market and cautiously assess the exchange rate risk.

     Our long-term loans were mainly fixed-rate loans. As at December 31, 2003, our floating-rate loans amounted to approximately US$262 million and Japanese Yen1.786 billion according to the original loan agreements. We have entered into interest swap contracts with PRC banks to reduce the floating interest rate risk.

     In view of the development of the electric power industry and our stage of growth, we will make continuous efforts to establish an optimal capital structure to minimize the cost of capital and manage our financial risk.

Other Financing Requirements

     Our objective is to bring long-term, stable and growing returns to the shareholders. In line with this objective, on the board meeting held on March 16, 2004, the Board of Directors resolved to propose for the year ended December 31, 2003 a cash dividend of RMB0.50 per ordinary share, totaling approximately RMB3.014 billion. This proposal of cash dividend is subject to shareholders' approval at the next general annual meeting.

Comparison of key financial ratios


                                                    December 31, 2003                       December 31, 2002
                                            -----------------------------------    ------------------------------------
Current ratio                                                             0.90                                    1.00
Quick ratio                                                               0.81                                    0.88
Ratio of liabilities and owner's equity                                   0.54                                    0.56
Multiples of interest earned                                             12.03                                    8.28


     After the investment in SEG and the acquisitions of the Xindian Power Plant, the Yushe Power Plant and the Qinbei Power Plant, our current ratio and quick ratio decreased slightly when compared with those at the beginning of 2003.

     Multiples of interest earned increased when compared with that of last year.

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

D.       Trend Information

Impact of Demand and Supply

     It is estimated by the Central Government that the growth rate of the GDP in PRC will be about 7% in 2004. At this growth rate, it is likely that there will continue to be a tight supply, in general, to meet the growing demand of electricity in general. This offers a continuing opportunity for the Company to grow and expand its generating capacities.

Impact of the Electricity Pricing Policy

i) The Electricity Pricing Reform Scheme

     The State Council approved the Electricity Pricing Reform Scheme on July 3, 2003, which defined the short-term and long-term objectives of the power pricing reform. The specific implementation methods are still being established.

     The short-term objectives for the electricity pricing reform are to establish an appropriate on-grid price setting mechanism to accommodate a reasonable level of competition in power generation; to establish a preliminary pricing mechanism for transmission and distribution to facilitate the healthy development of the power grids; to link the retail prices with the on-grid prices; to optimize the structure of the retail price; and to pilot-run the practice for high voltage users to directly make purchases from the power generation companies based on a reasonable price for transmission and distribution.

     The long-term objective for the electricity pricing reform is to establish a standardized and transparent tariff setting mechanism, classifying the electricity prices into the on-grid price, the transmission price, the distribution price and the end-user retail price, and to allow the on-grid prices and retail prices to be determined through market competition. The transmission and distribution prices are to be regulated by the government.

     We understand that the government needs to maintain the overall stability of the electricity prices in the early stage of the reform to ensure the smooth transition from the old pricing mechanism to the new one. Based on present conditions, we expect our average settlement price to remain stable as a whole in 2004.

ii) Policy to Raise the Electricity Price by RMB7 per MWh

     SDRC issued the "Circular on Adjusting Power Rate" with the approval of the State Council in December 2003. Pursuant to such circular, effective on January 1, 2004, on-grid power rate of coal-fired power plants that supply power to the grids at provincial or higher level was increased by RMB7/MWh (inclusive of taxes) to offset the higher cost of operation due to the increase in coal prices in 2003 and 2004. Effective as of January 1, 2004, newly operated power plants, which have not yet received on-grid power rate, are allowed to sell power at rates equal to the previous year's average on-grid power rates of their service area. The existing power plants are allowed to sell output (actual output in that financial year minus 2003 actual output) based on the previous year's average on grid power rates of their service area.

     The upward adjustment of the on-grid prices will help us to offset the adverse impact of the higher coal prices.

Impact of Rise of the Fuel Prices

     Due to various reasons, the overall coal supply is expected to be tight in 2004. We will need to properly plan for our coal needs for our power plants by developing our fuel budgets in advance taking into account our market predictions. Our focus will be to ensure that we will secure our planned supply of coal from the coal suppliers. Because of the tight supply of coal, the price for coal beyond the planned supply level will increase.

     The increase in coal prices will cause an increase in our fuel cost. If the volume of electricity generation maintains a certain level of growth, we will be able to reduce the unit consumption of coal through economies of scale and thereby offsetting part of the negative effect caused by the rise in coal prices. In addition, we will strengthen fuel management and conduct researches and studies to find better fuel mixture, so as to minimize the adverse impact of rising coal prices.

Impact of the Environmental Protection Policies

     Please refer to page 42 to 43 for details.

Impact of the Pilot Activities of the Power Market

     In June 2003, SERC started a pilot program to establish a regional power market in both the Northeast China Region and the East China Region. However, detailed implementation measures are still being formulated in Northeast China. We believe that the tariff rates of our Dalian Power Plant and Dandong Power Plant located in Northeast China will be affected by this program.

     The East China regional power market will start a test run on a simulated basis in May 2004 and is expected to commence operation on an experimental basis in 2005. Under the relevant rules governing such power market, power sold through the bidding process will account for approximately 15% of total electric power sold in such market. Our power plants covered by the East China regional power market are located in the high loading areas. Based on our technologically advanced generating units and our experienced management team, we believe, in general, our plants have a competitive advantage under the bidding program.

Entrusted Management Agreement

     On November 6, 2002, we signed an Entrusted Management Agreement with Huaneng Group and HIPDC. Based on this agreement, Huaneng Group and HIPDC agreed to entrust the management of certain of their power plants to us and pay us a management fee. The term for the service lasts for five years. This type of large scale Entrusted Management Agreement represented the first of its kind in China and the management experience would be beneficial to our future expansion and acquisitions of power plants.

Emphasis on Both Development and Acquisition

     One of our main focuses in 2004 is to actively develop the new projects as planned based on the progress of constructions-in-progress so as to build a strong foundation for our long development. In addition, we will actively seek new opportunities for acquisition to ensure the sustainable growth of our profit and the shareholders' equity.

E.       Off-Balance Sheet Arrangements

     Our off-balance sheet arrangements consisted of the following arrangements:

     -  Operating lease commitments;

     -  Purchase and construction commitment;

     - Guarantees for an associate's long-term loan.

     We have discussed these arrangements in F. Tabular Disclosure of Contractual Obligations and Commercial Commitment and disclosed the detail in Notes 36 and 37 of the Financial Statements.

F.      Tabular Disclosure of Contractual Obligations and Commercial Commitments

     A summary of payments due by period of our contractual obligations and commercial commitments as of December 31, 2003 is shown in the tables below. A more complete description of these obligations and commitments is included in the Notes to the Financial Statements as referenced below.

Contractual Cash Obligations

(RMB millions)
                                               2004      2005-2006     2007-2008      Thereafter          Total
                                             --------    ---------     ---------     ------------       --------
Long-term Debt (1)                              3,042      2,435         2,306           4,412            12,195
Convertible Notes (2)                               1          -             -               -                 1
Operating Lease - Head office, Nanjing
   Power Plant and Shidongkou II (3)               32          7             7             300               346
Operating Lease - Dezhou Power Plant (3)           30         59            60             463               612
Interest Rate Swap (4)                              4          -             -               -                 4
                                             --------    ---------     ---------     ------------       ---------
                                                3,109      2,501         2,373           5,175            13,158
                                             ========    =========     =========     ============       =========
Other Commercial Commitments

(RMB millions)
                                 2004          2005-2006           2007-2008           Thereafter          Total
                               --------       -----------         -----------         ------------        -------
Guarantee (5)                         -                 -                  46                  293            339
Commitment (3)                   12,072                 -                   -                    -         12,072
                               --------       -----------         -----------         ------------        -------
                                 12,072                 -                  46                  293         12,411
                               ========       ===========         ===========         ============        =======


_______________

(1)      See financial statement Note 23, "Long-term Loans from Shareholders",
         Note 24, "Long-term bank Loans" and Note 25, "Other Long-term Loans".

(2)      See financial statement Note 22, "Convertible Notes".

(3)      See financial statement Note 36, "Obligations and Commitments".

(4) See financial statement Note 38, "Interest Rate Swap". The amounts due for the interest swap agreements are based on market valuation as of December 31, 2003. Actual payment, if any, may differ at settlement date.

(5)      See financial statement Note 37, "Contingent Liabilities".


ITEM 6   Directors, Senior Management and Employees

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


Name                                                           Age               Position with us
-----------------------------------------------------------    ---    ----------------------------------------
Li Xiaopeng................................................    44     Chairman
Wang Xiaosong..............................................    57     Vice Chairman
Ye Daji....................................................    58     Director and President
Huang Jinkai...............................................    61     Director
Liu Jinlong................................................    62     Director
Na Xizhi...................................................    50     Vice President
Zhang Hong.................................................    57     Vice President
Chen Baoliang..............................................    49     Vice President
Huang Long.................................................    50     Vice President and Company Secretary
Hu Jianmin.................................................    49     Vice President
Wu Dawei...................................................    50     Vice President
Liu Guoyue.................................................    40     Vice President
Li Shiqi...................................................    47     Chief Economic Engineer
Huang Jian.................................................    41     Chief Accountant
Shan Qunying...............................................    50     Director
Yang Shengming.............................................    60     Director
Xu Zujian..................................................    49     Director
Gao Zongze.................................................    64     Independent Director
Zheng Jianchao.............................................    64     Independent Director
Qian Zhongwei..............................................    65     Independent Director
Xia Donglin................................................    42     Independent Director
Wei Yunpeng................................................    61     Chairman of the Supervisory Committee
Liu Shuyuan................................................    53     Vice Chairman of the Supervisory Committee
Zhao Xisheng...............................................    60     Member of the Supervisory Committee
Pan Jianmin................................................    48     Member of the Supervisory Committee
Li Yonglin.................................................    58     Member of the Supervisory Committee
Shen Weibing...............................................    36     Member of the Supervisory Committee
Shen Zongmin...............................................    49     Member of the Supervisory Committee


     Li Xiaopeng Mr. Li is Chairman of the Company, Chairman and President of HIPDC, as well as President of China Huaneng Group. Starting from June 1994, Mr. Li was Vice President, President and Vice Chairman of the Company as well as Vice President, President and Vice Chairman of HIPDC, Chairman of China Huaneng Group and Vice President of State Power Corporation. Before joining HIPDC, he had successively served as Engineer of the Power System Research Division, as Deputy Division Chief of the Planning and Operations Division, and as General Manager of the Power Technology and Economic Research Division, Electric Power Research Institute. Mr. Li is a senior engineer and graduated from the North China Institute of Electric Power specializing in power plants and power systems.

     Wang Xiaosong Mr. Wang is Vice Chairman of the Company, Director and Vice President of HIPDC, and Vice President of China Huaneng Group. Beginning from June 1994, he was General Manager of the Capital Market Department of the Company, Vice President of the Company, Vice President of HIPDC and Director of China Huaneng Group. Before joining the Company, he had served as Deputy General Manager of Fushun Power Plant, General Manager of Yuanbaoshan Power Plant and Chief of the Labour and Wages Division of Northeast Power Administration. Mr. Wang is a senior engineer and graduated from Beijing Institute of Electric Power specializing in thermal power engineering.

     Ye Daji Mr. Ye is Director and President of the Company. After joining the Company, he has been Deputy General Manager of Huaneng Shanghai Branch and General Manager of Huaneng Shanghai Shidongkou Second Power Plant. From December 1995, he was Vice President of the Company, Vice President of HIPDC and Director of China Huaneng Group. Before joining the Company, he had served as Deputy Chief Engineer of Huaneng Shanghai Shidongkou Second Power Plant. Mr. Ye is a senior engineer and graduated from Shanghai Jiaotong University specializing in mechanical engineering.

     Huang Jinkai Mr. Huang is the Director of the Company. He served as Director (General Manager) of the Northeast Power Administration Group Company, Chairman of the Company, Chairman of HIPDC, General Manager (Director) of North China Power Group Corporation (Power Administration) and Vice Chairman of China Huaneng Group. He is a senior engineer and graduated from Shenyang Agricultural Institute, specialising in agricultural electrization.

     Liu Jinlong Mr. Liu is the Director of the Company. He served as General Manager of Central China Power Group Corporation and Director of Central China Power Administration, Chairman, General Manager, and Vice Chairman of China Huaneng Group. Mr. Liu is a senior engineer and graduated from Wuhan Hydroelectric Institute, specialising in power generation.

     Shan Qunying Mr. Shan is the Director of the Company and Vice President of Hebei Provincial Construction Investment Company. He had been the Division Chief of Hebei Provincial Construction Investment Company. Mr. Shan is a senior engineer and graduated from Beijing Steel Institute specializing in automation.

     Yang Shengming Mr. Yang is Director of the Company, Vice President of Fujian International Trust and Investment Company Limited and Chairman of Fujian International Leasing Company. Mr. Yang is a senior economist and graduated from Beijing Light Industries Institute.

     Xu Zujian Mr. Xu is Director of the Company and Chairman of Jiangsu Investment Management Co. Ltd. He was Vice President of Jiangsu International Trust and Investment Company Limited, President of Jiangsu Province Investment Management Co. Ltd., Director and Vice President of Jiangsu Province Guoxin Asset Management Group Limited Company. Mr. Xu is a senior economist. He graduated from Liaoning Finance Institute majoring in infrastructure finance.

     Gao Zongze Mr. Gao is an Independent Director of the Company and Senior Partner at C&I Partners. He is an approved arbitrator of China International Economic and Trade Arbitration Commission and China Marine Affairs Arbitration Commission and President of All China Lawyers Association. Mr. Gao graduated from Dalian Marine Institute and received a master's degree in law from the Law Department of the Graduate School of the Institute of China Academy of Social Sciences.

     Zheng Jianchao Mr. Zheng is an Independent Director of the Company and Honorary President of China Electric Power Research Institute in China and Vice Chairman of its Academic Committee. He was elected Fellow of Chinese Academy of Engineering in 1995. He is Vice President of China Electrical Engineering Institute, editor-in-chief of the Journal of Chinese Electrical Engineering and chief of the Science and Technology Committee of China Guangdong Nuclear Power Group Corporation. Mr. Zheng graduated from Qinghua University majoring in electrical engineering and graduated from its Graduate School.

     Qian Zhongwei Mr. Qian is an Independent Director of the Company and Vice President of the United Association of China Electric Enterprises. He has been the Deputy Chief Engineer, Chief Engineer and Deputy Chief of the Eastern China Power Industry Management Bureau, Director of Shanghai Electricity Bureau and President of Eastern China Power Group Company. Mr. Qian is a senior engineer and graduated from the electrical engineering department of Qinghua University.

     Xia Donglin Mr. Xia is an Independent Director of the Company, a professor and Ph.D. tutor of the Economic and Management School of Qinghua University. He is also the Advisory Specialist of the Accounting Standard Committee of the PRC Ministry of Finance, committee member of the China Accounting Society, and Independent Director of Zhejiang Zhongda companies and other companies. He was the head of Accounting Department of Economic and Management School of Qinghua University. Mr. Xia is a certified public accountant (non-practising member). He graduated from the Finance and Administration Science Research Institute of Ministry of Finance, specialising in accounting and was awarded a Ph.D. degree of Economics.

     Wei Yunpeng Mr. Wei is Chairman of the Supervisory Committee of the Company, Chief Accountant of China Huaneng Group, Chief Accountant of HIPDC and Chairman of China Huaneng Finance Limited Liability Company. He served as Chief Accountant of the Company. He is a senior accountant. He graduated from Hunan Institute of Electric Power, specialising in Finance and Accounting.

     Liu Shuyuan Mr. Liu is Vice Chairman of the Supervisory Committee of the Company, President of Liaoning Energy Investment (Group) Limited Liability Company and Liaoning Energy Corporation. He has been the General Manager of Liaoning Tieling Steel Plant, Director of Tieling Municipal Construction Commission and Assistant to the Mayor. Mr. Liu is a senior economist and a postgraduate specializing in economic management.

     Pan Jianmin Mr. Pan is a member of the Supervisory Committee of the Company and General Manager of the Finance Department of China Huaneng Group. He has served as Deputy Division Chief of the Finance Department and Deputy General Manager of the Supervising and Auditing Department of China Huaneng Group, and Deputy General Manager of Beijing Huaneng Real Estate Development Company. Mr. Pan is a senior accountant and graduated from Liaoning Economic and Finance Institute specializing in infrastructure finance and credit.

     Li Yonglin Mr. Li is a member of the Supervisory Committee of the Company and Director of the Power Department of Dalian Municipal Construction Investment Company. He was a departmental grade researcher of the Energy and Transportation Department of Dalian Municipal Planning Committee. Mr. Li graduated from Changchun Hydro-electric School of Ministry of Water Resources and Electric Power, specializing in power plants, power grids and power system.

     Shen Weibing Mr. Shen is a member of the Supervisory Committee of the Company and Chief Officer of Nantong Investment Management Center. He worked in Nantong Planning Commission He was the Vice President and President of Nantong Municipal Oil Company, Vice President and legal representative of Nantong Municipal Construction Investment Company, and Deputy Chief Officer of Nantong Investment Management Centre. Mr. Shen graduated from the Department of Materials Management of Beijing Materials Management Institute with a bachelor degree in engineering . In 2002, he studied the MBA course in Nanjing University and obtained a Master of Business Administration degree. Mr. Shen is a senior economist.

     Shen Zongmin Mr. Shen is a member of the Supervisory Committee of the Company and President of Shantou Electric Power Development Company. Previously, he was the President of Shantou Light Industry Mechanical (Group) Company and Chairman of Shantou Power Development Joint Stock Company Limited.

     Zhao Xisheng Mr. Zhao is a member of the Supervisory Committee and Senior Consultant of the Company. He has served as Deputy General Manager of the Finance Department, General Manager of the Management Department of the Company and the General Manager of the Company's Supervising and Auditing Department. Before joining the Company, he served as Section Chief, Deputy Chief Accountant and Deputy General Manager of Beijing Shijingshan Power Plant. Mr. Zhao is a senior accountant and graduated from the People's University of China specializing in industrial economics.

     Na Xizhi Mr Na is Vice President of the Company and Adjunct Deputy Chief Engineer of China Huaneng Group. Before he joined the Company, he served in China Huaneng Group as Deputy Manager of the Power Generation Department, General Manager of the Operation Department, General Manager of the Power Safety and Production Department, and Deputy Chief Engineer of China Huaneng Group. Previously, Mr Na was the Vice General Manager of Fuxin Power Plant, Deputy Officer of the Planning Department of Suizhong Power Plant, Deputy Chief and Chief of the Bio-technology Department of Northeast Power Administration Bureau, and General Manager of Shenyang Shenhai Thermal Power Plant. Mr Na is a senior engineer. He graduated from Wuhan Hydro-electric University, specializing in thermal power with a master degree in engineering.

     Zhang Hong Mr. Zhang is the Vice President of the Company and Deputy Chief Engineer of China Huaneng Group. Mr. Zhang served as the General Manager of Dandong Branch of the Company, General Manager of Yingkou Branch of HIPDC, General Manager of Power Construction Department and Planning Department of China Huaneng Group, and Deputy Chief Engineer of China Huaneng Group. Previously, Mr. Zhang was the Manager of the Fourth Engineering Company of Northeast Power Administration Group. He is a senior engineer and graduated from Northeast Power Institute specializing in Management Engineering.

     Chen Baoliang Mr. Chen is Vice President of the Company. He joined the Company in 1996 and has worked as General Manager of Huaneng Dalian Branch and Superintendent of Dalian Power Plant. Before joining the Company, he had been Deputy Chief Engineer of Liaoning Qinghe Power Plant, Deputy Chief of the Planning Department and Deputy General Manager of the Construction Department of Tieling Power Plant, and Superintendent of Yuan Bao Shan Power Plant. Mr. Chen is a senior engineer and graduated with a M.S. degree from North China Electric Power University specializing in thermal power engineering.

     Huang Long Mr. Huang is Vice President of the Company as well as Secretary of the Board of Directors. After joining the Company, he served as Deputy General Manager and General Manager of the International Co-operation Department of the Company. Mr. Huang is a senior engineer and graduated with a M.S. degree from North Carolina State University in the U.S. specializing in communications and auto-control.

     Hu Jianmin Mr. Hu is Vice President of the Company. From April 1998 to January 2001, he worked as Chief Engineer of Shandong Electric Power Group Corp. Before joining the Company, he had been Chairman of Shandong Rizhao Power Company Limited, General Manager of Shandong Liaocheng Power Plant, Shiheng Power Plant and Zouxian Power Plant respectively. Mr. Hu is a senior engineer and graduated from Shandong Industrial Institute specializing in relay protection.

     Wu Dawei Mr. Wu is Vice President of the Company. He joined the Company in 1988 and has served as Deputy General Manager of Huaneng Shanghai Shidongkou Second Power Plant, Deputy Manager of Shanghai branch of the Company, and the General Manager of Huaneng Shanghai Shidongkou Second Power Plant. Mr. Wu is a senior engineer. He has obtained a Master of Business Administration degree from the Central Europe International Business School.

     Liu Guoyue Mr. Liu is Vice President of the Company. He joined the Company in 1987 and served as the Deputy General Manager (Vice President) and General Manager (President) of Shijiazhuang branch (power plant) of the Company as well as the President of Huaneng Dezhou Power Plant. Mr. Liu is a senior engineer, graduated from Northern China Electric Power University with a bachelor degree in engineering and a bachelor degree in business management.

     Li Shiqi Mr. Li is the Chief Economic Engineer of the Company. During the period from 1996 to 2002, he served as Chief Accountant of Beijing Branch Company of HIPDC, Deputy General Manager and General Manager of the Finance Department of the Company, and General Manager of the Marketing Department of China Huaneng Group. Before these, Mr. Li worked in Power Science Institute as Deputy Manager, Deputy Chief, Chief and Deputy Chief Accountant, and in Beijing Power Research and Hi-Tech Business Corporation as Chief Accountant. Mr. Li is a senior accountant and graduated from Renmin University of China, specializing in finance.

     Huang Jian Mr. Huang is the Chief Accountant of the Company. He served as Deputy Chief, Chief of the Finance Department of the Company, Chief Accountant of the Beijing Branch Company of HIPDC, Deputy General Manager of the Finance Department of the Company, Deputy Chief Accountant of the Company. Mr. Huang is a senior accountant and graduated from Finance and Administration Research Institute of the Ministry of Finance, specializing in accounting, with a master degree in economics.

B        Compensation of Directors and Officers

     We paid RMB6,044,377 to our Directors, Supervisors and senior management as aggregate cash compensation (including salaries, bonuses and allowances (inclusive of taxes)) for the year ended December 31, 2003 for services performed as Directors, Supervisors and officers or employees of us. In addition, Directors and Supervisors who are also officers or employees of us receive certain other benefits-in-kind, such as subsidized or free health care services, housing and transportation, which are customarily provided by large enterprises in the PRC to their employees. We do not have any service contract with any director that provides for benefits upon termination of employment.

C.       Board Practice

     As of the end of 2003, we, in accordance with the resolutions passed at a shareholders' general meeting, have set up four special committees, namely, the Audit Committee, the Strategy Committee, the Nomination Committee, and the Remuneration and Appraisal Committee, and formulated the working regulations for such committees in accordance with the relevant rules and regulations. All committees operate in accordance with the working rules and utilize their members' specific background, experience and industry expertise to provide advice to us, so as to enhance our operation efficiency and to make the decision-making process more rationalized.

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

     The members of Audit Committee are Mr. Xia Donglin (Chairman), Mr. Wang Xiaosong, Mr. Shan Qunying, Mr. Zheng Jianchao, Mr. Qian Zhongwei.

     The members of Strategy Committee are Mr. Li Xiaopeng (Chairman), Mr. Zheng Jianchao (Vice-chairman), Mr. Wang Xiaosong, Mr. Ye Daji, Mr. Huang Jinkai, Mr. Liu Jinlong, Mr. Qian Zhongwei.

     The members of Nomination Committee are Mr. Qian Zhongwei (Chairman), Mr. Huang Jinkai, Mr. Yang Shengming, Mr. Gao Zongze and Mr. Zheng Jianchao.

     The members of Remuneration and Appraisal Committee are Mr. Gao Zongze (Chairman), Mr. Liu Jinlong, Mr. Xu Zujian, Mr. Zheng Jianchao and Mr. Xia Donglin

D.       Employees

     As of December 31, 2003, we employed 17,886 persons. Of these, 2,774 are headquarters management staff and power plant level management personnel, 8,461 are power plant personnel directly involved in the operation of the power plants and the remainder are maintenance personnel, ancillary service workers and others. Approximately 35% of our work force graduated from university or technical college.

     We conduct continuing education programs for our employees at the head office and at each Power Plant. We provide training in language, computer, accounting and other areas to our professionals and technicians in their relevant fields. Employees are trained in accordance with the different requirements for professional and managerial positions.

     We have reformed the labor system by introducing individual labor contracts. Currently, all employees are employed under employment contracts which specify the employee's position, responsibilities, remuneration and grounds for termination. Short-term employment contracts have fixed terms of typically one to five years, at the end of which they may be renewed with the agreement of both us and the employees. The remaining personnel are employed for an indefinite term.

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

ITEM 7   Major Shareholders and Related Party Transactions

A.       Major shareholders

     Our outstanding ordinary shares consist of A Shares and H Shares, each with a par value of RMB1.00 per share. The following table set forth certain information regarding the ownership of the outstanding shares of us as of December 31, 2003 with respect to (i) each person known by us to own beneficially more than 5% of any class of the outstanding shares of us, (ii) our directors and officers and (iii) local government investment companies.


                                                                                                 Percentage of
                                                                                                Total Number of
                                                              Number of A        Number of H         Shares
                                                                 Shares             Shares        Outstanding
-------------------------------------------------------      --------------     -------------    ---------------
                                                             (in thousands)     (in thousands)
HIPDC..................................................         2,554,840             --                42.39%
Hebei Provincial Construction Investment Co............          452,250              --                7.50%
Fujian International Trust & Investment Company                  334,850              --                5.56%
  Limited..............................................
Jiangsu Province International Trust and Investment
  Company..............................................          312,375              --                5.18%
Liaoning Energy Investment (Group).....................          229,685              --                3.81%
Dalian Municipal Construction & Investment Co..........          226,125              --                3.75%
Nantong Investment Management Center...................          67,875               --                1.13%
Shantou Electric Power Development Co..................          46,500               --                0.77%
Shantou Power Development Joint Stock                            19,000               --                0.31%
  Company Limited......................................
Dandong Energy Investment Development Center...........           6,500               --                0.11%
Officers and Directors.................................            --                 --                0.00%
     TOTAL ............................................         4,250,000             --                70.51%



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

     As a result of the Shareholders Agreement, HIPDC currently has 70.09% of the total voting rights of the outstanding shares. As a result, HIPDC will continue to control us and will continue to have the power, subject to the Shareholders Agreement, to control the election of all of our Directors and to direct our management and policies.

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

B........Related party transactions

Guarantees

     As of December 31, 2003, we had long-term loans of approximately RMB4,648 million, RMB1,096 million, RMB280 million and RMB34 million which were guaranteed by HIPDC, Huaneng Group, WPDB and Henan Construction Investment Company respectively.

Service Agreement

     Pursuant to the Service Agreement, dated June 30, 1994, entered into between HIPDC and us (the "Service Agreement"), HIPDC has agreed to provide certain services to us. The service fee payable by us to HIPDC for the use of transmission and transformer facilities is calculated on the basis of overhaul and maintenance expenses, financing charges, insurance premiums and taxes payable by HIPDC relating to the transmission facilities and reasonable profits to HIPDC (calculated on the basis of 10% of the current net fixed asset value of the transmission facilities) and depreciation expenses (10% of the original net fixed asset value of such transmission facilities on a straight line basis) until depreciation is no longer calculated. HIPDC is responsible for the repair and maintenance of such transmission facilities and related costs. Other services and fees include: (i) the renting of office and headquarters space by HIPDC to us at a yearly rental of RMB500,000; (ii) the shared use of the satellite telecommunications facilities owned by HIPDC at a yearly fee of RMB300,000; (iii) the training by HIPDC of our personnel for a nominal fee plus reimbursement of HIPDC's actual out-of-pocket expenses if both parties agree; and (iv) the provision of other consulting services relating to production, operation and management of us, subject to payment of service fees equal to at least HIPDC's actual costs to be mutually agreed. The Service Agreement has a term of 10 years, excluding (i) and (ii) above which expired on December 31,1999.

Lease Agreement

     Pursuant to a leasing agreement between us and HIPDC signed on December 26, 2000, HIPDC agreed to lease Tianyin Mansion with an area of 27,800 square meters to us for 5 years, and the annual rent is RMB25 million. The Leasing Agreement was effective retroactively as of January 1, 2000.

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

Acquisitions from Huaneng Group in 2003

     We made the following acquisitions from Huaneng Group in 2003, each of which have been disclosed to our shareholders in more detail in the respective circulars dated June 12, 2003 regarding each acquisition and each has been approved by the independent shareholders.

     We acquired 55% of the equity interest in the registered capital of Qinbei Power Plant, 60% of the equity interest in the registered capital of Yushe Power Plant, and the net assets of Xindian Power Plant formerly owned by Huaneng Group. The acquisition increased our attributable generation capacity by 770 MW and capacity under construction by 1,020 MW. The consideration was RMB550 million.

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

     The Entrusted Management Agreement has been disclosed to our shareholders in more details in the circular dated November 22, 2002 and has been approved by the independent shareholders.

C.       Interests of experts and counsel

     N/A

ITEM 8   Financial Information

A.       Consolidated Statements and Other Financial Information

     See page F-1 to F-53.

Legal proceedings

     We are not a defendant in any material litigation or arbitration and no litigation or claim of material importance is known to us or any member of the Board of Directors of us to be pending or threatened against us.

Dividend Distribution Policy

     Our board of directors will determine the payment of dividends, if any, with respect to our shares on a per share basis. Any final dividend for a financial year shall be subject to shareholders' approval. The board may declare interim and special dividends at any time under general authorization by a shareholders' ordinary resolution. A decision to declare or to pay any dividends in the future, and the amount of any dividends, will depend on our results of operations, cash flows, financial condition, future prospects and other factors which our directors may determine as important.

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

     On March 16, 2004, the Board of Directors proposed a cash and stock dividend plan together with the conversion of additional paid-in capital and statutory surplus reserve fund to share capital. Under the plan, every 10 shares of the issued and outstanding common stock of the Company will be entitled to receiving RMB5.0 in cash and 10 shares of the Company's common stock. The proposed dividend plan is subject to shareholders' approval at our 2003 Annual General Meeting of Shareholders to be held on May 11, 2004.

B.       Significant Changes

     None.

ITEM 9   The Offer and Listing

Offer and listing details and markets

     The ADSs have been listed on the New York Stock Exchange since October 6, 1994. The table below sets forth, for the periods indicated, the high and low closing prices of the ADSs on the New York Stock Exchange.

                                                                                        Closing Price Per ADS
                                                                                   -------------------------------
                                                                                       High               Low
                                                                                   ------------       ------------
                                                                                      (US$)              (US$)


1999.......................................................................            17.44              8.38
2000.......................................................................            18.94              7
2001.......................................................................            24.91             16.75
2002.......................................................................            35.82             23.06
2003.......................................................................            71.35             31.36
2002   First Quarter.......................................................            28.97             23.06
       Second Quarter......................................................            35.82             26.60
       Third Quarter.......................................................            34.90             27.67
       Fourth Quarter......................................................            33.27             25.50

2003   First Quarter.......................................................            38.43             31.36
       Second Quarter......................................................            46.60             34.75
       Third Quarter.......................................................            56.18             46.4
       Fourth Quarter......................................................            71.35             54.21

2004   First Quarter.......................................................            78.95             64.8

2003   October.............................................................            64.95             54.32
       November............................................................            63.42             54.21
       December............................................................            71.35             58.1

2004   January.............................................................            76.4              64.8
       February............................................................            74.88             66.05
       March...............................................................            78.95             65.64

___________________

Source: Reuters

     Each ADS represents 40 Overseas Listed Foreign Shares. As of December 31, 2003, there were 109 registered holders of American Depositary Receipts evidencing ADS.

     On January 21, 1998, we listed our H shares on the Hong Kong Stock Exchange. On February 26, 1998, we placed 250 million H Shares Placement at the price of HK$4.40 per H share or US$22.73 per ADS. The table below sets forth, for the periods indicated, the high and low closing prices of H shares on the Hong Kong Stock Exchange.


                                                                                     Closing Price Per H shares
                                                                                       High               Low
                                                                                       (HK$)              (HK$)


1999.........................................................................          3.3               1.72
2000.........................................................................          3.77              1.27
2001.........................................................................          4.2               3.4
2002.........................................................................          6.95              4.53
2003.........................................................................         13.2               6.05




2002     First Quarter.......................................................          5.7               4.53
         Second Quarter......................................................          6.95              5.05
         Third Quarter.......................................................          6.9               5.5
         Fourth Quarter......................................................          6.55              5.2

2003     First Quarter.......................................................          7.5               6.05
         Second Quarter......................................................          8.9               6.6
         Third Quarter.......................................................         11.2               8.9
         Fourth Quarter......................................................         13.45             10.55

2004     First Quarter.......................................................         15.45             12.5

2003     October.............................................................         12.30             10.55
         November............................................................         12.30             10.75
         December............................................................         13.45             10.25

2004     January.............................................................         14.4              12.5
         February............................................................         14.8              13
         March...............................................................         15.45             13.2

___________________
Source: Reuters

     As of December 31, 2003, there were 86 registered holders of H Shares.

ITEM 10  Additional Information

A.       Share Capital

     Not applicable.

B.       Memorandum and articles of association

     The information under the heading "Description of Capital Stock" in the Registration Statement on Form F-3 filed with SEC on December 25, 1997 is incorporated herewith by reference.

C.       Material Contracts

     See "Item 7. Major Shareholders and Related Party Transactions-- B. Related party Transactions" for certain arrangements we have entered into with HIPDC and Huaneng Group.

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

     The following table sets forth the noon buying rates in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") for the periods indicated:


                                                                                    Noon Buying Rate
Period                                                   Period End       Average(1)         High           Low
                                                                         (expressed in RMB per US$)

1999...............................................             8.2795            8.2785        8.2800         8.2770
2000...............................................             8.2774            8.2784        8.2799         8.2768
2001...............................................             8.2766            8.2770        8.2786         8.2676
2002...............................................             8.2800            8.2772        8.2780         8.2759
2003...............................................             8.2767            8.2772        8.2800         8.2769
2003   October.....................................             8.2766            8.2768        8.2776         8.2765
       November....................................             8.2770            8.2768        8.2772         8.2766
       December....................................             8.2767            8.2770        8.2772         8.2765
2004   January.....................................             8.2768            8.2770        8.2772         8.2767
       February....................................             8.2769            8.2771        8.2773         8.2769
       March.......................................             8.2770            8.2771        8.2774         8.4767

___________________
Source: Datastream

Note:

(1) Determined by averaging the rates on the last business day of each month during the respective period.



E.       Taxation

     The following is a summary of (i) certain tax consequences from acquiring, owning and disposing the H Shares and ADSs based on tax laws of the PRC, the United States and the Income Tax Treaty between the PRC and the United States (the "Tax Treaty") as in effect on the date of this annual report, and is subject to changes in PRC or United States law, including changes that could have retroactive effect, and (ii) the principal PRC taxes to which we are subject. The following summary does not take into account or discuss the tax laws of any country or region other than the PRC and the United States, nor does it take into account the individual circumstances of an investor. This summary does not purport to be a complete technical analysis or examination of all potential tax effects relevant to an investment in the H Shares or ADSs and current and prospective investors in all jurisdictions of the H Shares or ADSs are advised to consult their tax advisors as to PRC, United States or other tax consequences of the purchase, ownership and disposition of the H Shares or ADSs. This summary also does not purport to be a complete technical analysis or examination of all potential PRC taxes that may be levied upon us.

PRC Tax Considerations

Tax on Dividends

     Individual Investors. According to the Provisional Regulations of China Concerning Questions of Taxation on Enterprises Experimenting with the Share System (the "Provisional Regulations"), dividends paid by PRC companies are ordinarily subject to a PRC withholding tax levied at a flat rate of 20%. However, the PRC State Tax Bureau issued, on July 21, 1993, a Notice Concerning the Taxation of Gains on Transfer and Dividends from Shares (Equities) Received by Foreign Investment Enterprises, Foreign Enterprises and Foreign Individuals (the "Tax Notice") which states that dividends paid by a PRC company to individuals with respect to shares listed on an overseas stock exchange, such as H Shares (including H Shares represented by ADSs), would not be subject to PRC withholding tax.

     Under the Individual Income Tax Law of China, as amended on August 30, 1999, foreign individuals are subject to withholding tax on dividends paid by a PRC company at a rate of 20% unless specifically exempted by the financial authority of the State Council. However, in a letter dated July 26, 1994 to Former State Commission for Restructuring the Economic System, the former State Council Securities Commission and the China Securities Regulatory Commission, the PRC State Administration of Taxation (the "SAT", the PRC central government tax authority which succeeded the State Tax Bureau) reiterated the temporary tax exemption stated in the Tax Notice for dividends received from a PRC company listed overseas. In the event that this letter is withdrawn, a 20% tax may be withheld on dividends in accordance with the Provisional Regulations, and the Individual Income Tax Law. Such withholding tax may be reduced pursuant to an applicable double taxation treaty.

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

Capital Gains Tax on Sales of Shares

     The Tax Notice provides that a foreign enterprise not having an establishment in the PRC and selling or disposing of shares of a PRC corporation listed overseas will be exempt from PRC income tax on such capital gains. With respect to shareholders who are foreign individuals, whether or not resident in the PRC, the PRC's Individual Income Tax Law, which superseded the July 21, 1993 Notice with respect to this particular matter, provides that such capital gains realized by individuals will be taxable and authorizes the State Tax Bureau to promulgate implementing regulations. However, in April 1994 the State Tax Bureau expressed its intention not to impose the tax for two years. In March 1996, the Ministry of Finance and the State Tax Bureau jointly issued a notice stating that personal income tax shall not be collected on capital gains realized on the sales or dispositions of shares in 1996. The exemption was further renewed by a notice issued by SAT on March 30, 1998. There can be no assurance that such exemption will continue to be available. In the event that capital gains tax is imposed on gains from the sale or disposition of H Shares or ADSs, foreign holders would be subject to a 20% tax unless reduced by an applicable double-taxation treaty. It is arguable that pursuant to the terms of the Tax Treaty, gains derived from the alienation of H Shares or ADSs by a Foreign Holder that is a resident of the United States for purposes of the Tax Treaty should not be subject to PRC tax; provided that such foreign holder owns H Shares or ADSs which represent a participation of less than 25% in us. But this position is uncertain and the PRC authorities may take a different position. Further, the PRC has not, promulgated any rules or regulations that address the procedures that a Foreign Holder must follow in order to claim the benefits of the Tax Treaty. Accordingly, it is currently unclear how a Foreign Holder may claim the benefits of the Tax Treaty.

     On November 18, 2000, the State Council issued a notice entitled "State Council Notice on the Income Tax Reduction for Interest and Other Income that Foreign Enterprises derive in China" ( the "State Council Notice"). Under the State Council Notice, beginning January 1, 2001, enterprise income tax at a reduced 10% rate will apply to interests, rental, license fees and other income obtained in China by foreign enterprises without agencies or establishment in China, or by foreign enterprises without any substantive relationship with their agencies or establishment in China. If the exemption as described in the preceding paragraph does not apply or is not renewed, and the State Council Notice is found not to apply, a foreign enterprise shareholder may be subject to a 20% tax on capital gain, unless reduced by an applicable double tax treaty.

Tax Treaties

     Non-PRC Investors residing in countries which have entered into double-taxation treaties with the PRC may be entitled to a reduction of the withholding tax imposed on the payment of dividends to such Foreign Holders of us. The PRC currently has double-taxation treaties with a number of countries, including Australia, Canada, France, Germany, Japan, Malaysia, the Netherlands, Singapore, the United Kingdom and the United States.

Stamp Tax

     Under the Provisional Regulations of The People's Republic of China Concerning Stamp Tax, which became effective in October 1988, PRC stamp tax should not be imposed on the transfer of shares of PRC publicly traded companies (including H Shares or ADSs) effected outside China.

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

     We are a Sino-foreign joint stock company and enjoy the tax holiday described above. Pursuant to Document 327 (1989) of the PRC State Tax Bureau, the Dalian, Fuzhou, Nantong and Shangan Power Plants (excluding Shangan Power Plant Phase II) and Shantou Oil-Fired Plant, which previously belonged to HIPDC, were subject to income tax supervision by the local tax bureaus and were entitled to calculate each of their tax holidays separately. Following the Reorganization, we have continued to pay tax pursuant to the EIT Law, so these five Power Plants enjoyed the tax holidays available to them prior to the Reorganization. The tax holiday for each of these five Power Plants has expired. For new projects, including the Shantou Power Plant, each new plant will enjoy its own tax holiday to be calculated separately.

     All of our power plants, except for Weihai Power Plant, Taicang Power Plant, Huaiyin Power Plant and Yushe Power Plant, are subject to a 15% national income tax, without considering the tax holiday described above.

     Value-added Tax Since January 1, 1994, the government has implemented a turnover tax system applicable to FIEs. Under the turnover tax provisions, we have to collect from our electricity customers and pay to the PRC tax authorities a value-added tax ("VAT") on our sales. The tax rate on sales of electricity by us is 17% of total sales. The amount of VAT payable by us is the VAT on sales reduced by the VAT paid by us on our purchases of coal, fuel and other inputs.

United States Federal Income Tax Considerations

     The following is a summary of United States federal income tax considerations that are anticipated to be material for US Holders (as defined below) who purchase H shares or ADSs of the Company. This summary is based upon existing United States federal income tax law, which is subject to change, possible with retroactive effect. This summary does not discuss all aspects of United States federal income taxation which may be important to particular investors in light of their individual investment circumstances, such as investors subject to special tax rules including: financial institutions, insurance companies, broker-dealers, tax-exempt organizations, and, except as described below, non-US Holders, or to persons that will hold H shares or ADSs as part of a straddle, hedge, conversion, or constructive sale transaction for United States federal income tax purposes or that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any foreign, state, or local tax consideration. This summary assumes that investors will hold their H shares or ADSs as "capital assets" (generally, property held for investment) under the United States Internal Revenue Code. Each prospective investor is urged to consult its tax advisor regarding the United Stated federal, state, local, and foreign income and other tax considerations of the purchase, ownership, and disposition of H shares or ADSs.

     For purposes of this summary, a US Holder is a beneficial owner of H shares or ADSs that is for United States federal income tax purposes:

     o   an individual who is a citizen or resident of the United States;

     o a corporation, partnership or other entity created in or organized under the laws of, the United States or any state or political subdivision thereof;

     o an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source;

     o a trust the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust; or

     o a trust that was in existence on August 20, 1996, was treated as a United States person, for United States federal income tax purposes, on the previous day and elected to continue to be so treated.

     A beneficial owner of the H shares or ADSs that is not a US Holder is referred to herein as a "Non-US Holder."

     If a partnership (including any entity treated as a partnership for United States federal income tax purposes) holds ADS or H shares, the tax treatment of a partner in such partnership will depend upon the status of the partner and the activities of the partnership. Partners in such a partnership should consult their tax advisors as to the particular United States federal income tax consequences applicable to them.

     A foreign corporation will be treated as a "passive foreign investment company" (a "PFIC"), for United States federal income tax purposes, if 75% or more of its gross income consists of certain types of "passive" income or 50% or more of its assets are passive. The Company presently believes that it is not a PFIC and does not anticipate becoming a PFIC. This is, however, a factual determination made on an annual basis and is subject to change. The following discussion assumes that the Company will not be subject to treatment as a PFIC for United States federal income tax purposes.

US Holders

     For United States federal income tax purposes, a US Holder of an ADS will be treated as the owner of the proportionate interest of the H shares held by the depositary that is represented by an ADS and evidenced by such ADS. Accordingly, no gain or loss will be recognized upon the exchange of an ADS for the holders' proportionate interest in the H shares. A US Holder's tax basis in the withdrawn H shares will be the same as the tax basis in the ADS surrendered therefor, and the holding period in the withdrawn H shares will include the period during which the holder held the surrendered ADS.

Dividends

     Any cash distributions paid by the Company out of earnings and profits, as determined under United States federal income tax principles, will be subject to tax as ordinary dividend income and will be includible in the gross income of a US Holder upon receipt. Cash distributions paid by the Company in excess of its earnings and profits will be a return of capital to the extent of the US Holder's adjusted tax basis in its shares or ADSs, which will not be subject to tax. Any excess will be treated as gain from the sale or exchange of a capital asset which will be treated as discussed below. Dividends paid in Hong Kong dollar will be includible in income in a United States dollar amount based on the United States Dollar - Hong Kong dollar exchange rate prevailing at the time of receipt of such dividends by the depositary, in the case of ADSs, or by the US Holder, in the case of H shares held directly by such US Holder. A non-corporate holder of ADS or shares of Common Stock will generally be subject to tax on such dividend income at a maximum U.S. federal rate of 15% rather than the marginal tax rates generally applicable to ordinary income. Dividends received on H shares or ADSs will not be eligible for the dividends received deduction allowed to corporations. Any subsequent gain or loss in respect of such Hong Kong dollar arising from exchange rate fluctuations will be ordinary income or loss. This gain or loss will generally be treated as United States source income for United States foreign tax credit limitation purposes. If the Depository converts the Hong Kong dollar to U.S. Dollar on the date it receives such Hong Kong dollar, United States persons will not recognize any such gain or loss.

     Dividends received on H shares or ADSs will be treated, for United States federal income tax purposes, as foreign source income. A US Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on H shares or ADSs. US Holders who do not elect to claim a foreign tax credit for foreign income tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which the US Holder elects to do so for all creditable foreign income taxes. In certain circumstances, a US Holder may not claim a foreign tax credit (and instead may claim a deduction) for foreign taxes imposed on the payment of a dividend if the US Holder:

     o has not held the H shares or ADSs for at least 16 days in the 30-day period beginning 15 days before the ex-dividend date, during which it is not protected from risk of loss;

     o   is obligated to make payments related to the dividends; or

     o subject to the promulgation of future Treasury regulations that are anticipated to be retroactively applied, holds the H shares or ADSs in an arrangement in which the expected economic profit of the US Holder is insubstantial compared to the value of the foreign tax credit expected to be obtained as a result of the arrangement.

     A distribution of additional shares of the Company's stock to US Holders with respect to their H shares or ADSs that is pro rata to all the Company's shareholders may not be subject to Unites States federal income tax. The tax basis of such additional shares will be determined by allocating the US Holders' adjusted tax basis in the H shares or ADSs between the H shares or ADSs and the additional shares, based on their relative fair market values on the date of distribution.

Sale or Other Disposition of H shares or ADSs

     A US Holder will recognize capital gain or loss upon the sale or other disposition of H shares or ADSs in an amount equal to the difference between the amount realized upon the disposition and the US Holder's adjusted tax basis in such H shares or ADSs, as each is determined in US dollars. Any capital gain or loss will be long-term if the H shares or ADSs have been held for more than one year and will generally be United States source gain or loss. The claim of a deduction in respect of a capital loss, for United States federal income tax purposes, may be subject to limitations. Under the Tax Treaty, any such gain should be treated as foreign source income.

PFIC Considerations

     If the Company were to be classified as a PFIC in any taxable year, a U.S. Holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of United States federal income tax that a U.S. Holder could derive from investing in a foreign company that does not distribute all of its earnings on a current basis. In such event, a U.S. Holder of the H shares or ADSs may be subject to tax at ordinary income tax rates on (i) any gain recognized on the sale of the H shares or ADSs and (ii) any "excess distribution" paid on the H shares or ADSs (generally, a distribution in excess of 125% of the average annual distributions paid by the Company in the three preceding taxable years). In addition, a U.S. Holder may be subject to an interest charge on such gain or excess distribution.

Non-US Holders

     An investment in H shares or ADSs by a Non-US Holder will not give rise to any United States federal income tax consequences unless:

     o the dividends received or gain recognized on the sale of H shares or ADSs by such person are treated as effectively connected with the conduct of a trade or business by such person in the United States as determined under United States federal income tax law; or

     o in the case of gains recognized on a sale of H shares or ADSs by an individual, such individual is present in the United States for 183 days or more and certain other conditions are met.

     In order to avoid back-up withholding on dividend payments made in the United States, a Non-US Holder of the H shares or ADSs may be required to complete, and provide the payor with, an Internal Revenue Service Form W-8, or other documentary evidence, certifying that such holder is an exempt foreign person.

F.       Dividends and paying agents

     Not applicable.

G.       Statement by experts

     Not applicable.

H.       Documents on display

     We are subject to the information reporting requirements of the Securities Exchange Act and, in accordance with the Act, file certain reports and other information with the SEC. You may read and copy and report, statement or other information filed by us at the SEC's public reference rooms in Washington, D.C., New York and Chicago, Illinois. Please call the SEC at 1-800-0330 for further information on the public reference rooms. Our reports and other information filed with the SEC are also available to the public from commercial document retrieval services and the website maintained by the SEC at http://www.sec.gov.

I.       Subsidiary Information

     Not applicable.

ITEM 11  Quantitative and Qualitative Disclosures About Market Risk

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

     We are subject to market rate risks due to fluctuations in interest rates, principally as a result of our indebtedness that bears interests at variable rates. To mitigate its exposure to interest rate risks, we entered into certain interest rate swap agreements for the total notional amount of US$21 million with a weighted average rate of 6.45% per annum. We use such interest rate swap transactions solely for risk hedging purposes. As of December 31, 2003, the notional amount of interest rate swap agreements which we were exposed to was approximately US$21 million.

     We are also exposed to market rate risk due to fluctuations in fuel prices, mainly coal prices. For the year ended December 31, 2003, our total fuel costs were RMB9,025 million and the weighted average unit fuel cost was RMB105.05 per MWh.

     The following table provides information, by maturity date, regarding our foreign currency sensitive financial instruments, which consist of cash and cash equivalent, temporary cash investments, short-term and long-term debt obligations and capital commitments as of December 31, 2003.


(RMB millions)
                                                                   As of December 31, 2003
-------------------------------------------------------------------------------------------------------------------
                                                                                                     Total
                                                                                                   recorded    Fair
                                                          Expected Maturity Date                     value    value
                                        ---------------------------------------------------------------------------
                                          2004     2005     2006     2007     2008   Thereafter
                                        -------   ------   ------   ------   ------ -------------
On-balance sheet financial
     instruments
Cash and cash equivalents:
     in US$                                 234        -        -        -        -            -        234     234
     in JPY                                 130        -        -        -        -            -        130     130
     in RMB                               3,765        -        -        -        -            -      3,765   3,765
Temporary cash investments:
     in US$                                  50        -        -        -        -            -         50      50
     in RMB                                  95        -        -        -        -            -         95      95
Debts:
Fixed rate banks and other loans (US$)      613      621      606      588      588        2,032      5,048   5,399
Average interest rate                     6.22%    6.23%    6.26%    6.28%    6.29%        6.29%

Convertible notes (US$)                       1        -        -        -        -            -          1       1
Average interest rate                     1.75%        -        -        -        -            -

Variable rate banks and other loans
   (US$)                                  1,461       80       76       76       76          399      2,168   2,064
Average interest rate                     2.33%    1.32%    1.31%    1.30%    1.29%        1.28%
Variable rate banks and other loans
   (JPY)                                     18       18       18       18       18           48        138     138
Average interest rate                     1.52%    1.52%    1.52%    1.52%    1.52%        1.52%
Capital commitments (in US$)                 33        -        -        -        -            -         33      33


____________________

(1) The interest rates for variable rate banks and other loans are calculated based on the year end indice.



     The following table provides information, by maturity date, regarding our interest rate sensitive financial instruments, which consist of fixed and variable rate short-term and long-term debt obligations, as of December 31, 2003.









(RMB millions)
                                                                As of December 31, 2003
                                    ---------------------------------------------------------------------------------
                                                                                                   Total
                                                                                                  recorded    Fair
                                                      Expected Maturity Date                       value      value
                                    -----------------------------------------------------------  -----------  -------
                                      2004     2005     2006     2007      2008     Thereafter
                                    -------   ------   ------   ------    ------   -------------
                                                    (RMB expressed in million, except interest rate)
Debts
Fixed rate banks and other loans        3,163    1,227    1,016    1,210       908         3,965      11,489   11,832
Average interest rate                   5.72%    5.87%    5.88%    5.91%     5.92%         5.92%

Convertible notes                           1                                                              1        1
Average interest rate                   1.75%

Variable rate banks and other loan      1,479       98       94       94        94           447       2,306    2,202
Average interest rate                   2.28%    1.35%    1.34%    1.33%     1.32%         1.31%


___________________

(1) The interest rates for variable rate banks and other loans are calculated based on the year end indice.



ITEM 12  Description of Securities Other than Equity Securities

     Not applicable.


PART II

ITEM 13  Defaults, Dividend Arrearages and Delinquencies

     None.

ITEM 14 Material Modifications to the Rights of Security Holders and Use of Proceeds

     None.

ITEM 15  Controls and Procedures

         Our principal executive officer and principal financial officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in the Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2003 ("the "Evaluation Date"), and they have concluded that, based on their evaluation, our disclosure controls and procedures are effective as to ensure that material information required to be included this annual report is made known to them by others on a timely basis. There has been no significant change in our internal controls or in other factors that could significantly affect these controls subsequent to the Evaluation Date.

ITEM 16  [Reserved]

ITEM 16A  Audit Committee Financial Expert

     The Board of Directors has determined that Mr. Xia Donglin qualifies as an Audit Committee Financial Expert in accordance with the terms of Item 16.A of Form 20-F. See "Item 6 Directors, Senior Management and Employees -- A. Directors, members of the supervisory committee and senior management."

ITEM 16B  Code of Ethics

     Although, as of the date of this annual report, we do not have, in form, a code of ethics that applies to the Company's principal executive officer, principal financial officer and principal accounting officer (collectively, the "Senior Corporate Officers"), we believe that, as a substantive matter, the Senior Corporate Officers are subject to a set of written requirements under the PRC law that are substantially similar to the ethical standards described under Item 16B(b) of Form 20-F. Joint stock companies that are incorporated in China and listed on both PRC and foreign stock exchanges are heavily regulated by the central government. To a large extent, these requirements, which are designed to promote honest and ethical conduct and compliance with applicable laws and regulations by the directors and senior executives of such companies, are not merely ethical requirements, but more importantly, statutory obligations that are legally binding on these individuals under the PRC Company Law, relevant rules and regulations promulgated by China Securities Regulatory Commission and the Mandatory Provisions of Articles of Association of Overseas Listed Companies.

     In spite of the above specific circumstances relating to the Company, we nevertheless intend to adopt the type of written code of ethics as described in Item 16B(b) of Form 20-F and expect to do so soon.

ITEM 16C  Principal Accountant Fees and Services

PricewaterhouseCoopers has served as our independent public auditor for each of the fiscal years in the two-year period ended December 31, 2003, for which audited consolidated financial statements appear in this annual report on Form 20-F.



The following table shows information about fees paid by us to PricewaterhouseCoopers


                                                                For the year ended
                                                                   December 31,
                                                         ---------------------------------
(In RMB million)                                             2003                 2002
                                                         ------------         ------------
Audit fees                                                    14                   11

Audit-related fees                                             2                   -

Tax fees                                                       -                   -

All other fees                                                 -                   -
                                                         ------------         ------------
Total                                                         16                   11
                                                         ------------         ------------



Audit Services are defined as the standard audit work that needs to be performed each year in order to issue an opinion on the consolidated financial statements of the Company. It also includes other audit services which are those services that only the external auditor reasonably can provide, such as auditing of non-recurring transactions and application of new accounting policies, audits of significant and newly implemented system controls and pre-issuance reviews of quarterly financial results.

Audit Related Services include those other assurances and related services provided by auditors, but not restricted to those that can only reasonably be provided by the external auditor signing the audit report, that are reasonably related to the performance of the audit or review of the company's financial statements such as acquisition due diligence, audits of pension and benefit plans, consultations concerning financial accounting and reporting standards.

Tax Services include the assistance with compliance and reporting of enterprise and value added taxes, assistance with our assessment of new or changing tax regimes, assessment of our transfer pricing policies and practices, and assistance with assessing relevant rules, regulations and facts going into our correspondence with tax authorities.

Other Services consist primarily of consultancy services provided to improve certain processes and tools related to economic modeling, analysis, and budget control, as well as some limited assistance with our filing in a legal case.

Audit Committee Pre-approval Policies and Procedures

     The Audit Committee of the Company's Board of Directors is responsible, among other things, for the oversight of the external auditor subject to the requirements of the PRC Law and the Company's Articles of Association. The Audit Committee has adopted a policy regarding pre-approval of audit and permissible non-audit services to be provided by our independent auditors (the "Policy"). Under the policy, proposed services either (i) may be pre-approved by the Audit Committee without consideration of specific case-by-case services ("general pre-approval"); or (ii) require the specific pre-approval of the Audit Committee ("specific pre-approval"). General approval applies to services of recurring and predictable nature. These types of services, once approved by the Audit Committee in the beginning, will not require further approval in future, except when actual fees and expenses exceed pre-approved budget levels. In such a case, the Audit Committee may authorize one of its members to approve budget increases subject to the requirement that such member provide a report on his decision to approve or deny an application for budget increases to the Audit Committee at an Audit Committee meeting held immediately after such member grants or denies the approval.

     Specific pre-approval applies to all other services. These services must be approved by the Audit Committee on a case-by-case basis after an application including proposed budget and scope of services to be provided by our independent auditors is submitted to the Audit Committee.

ITEM 16D Exemptions from the Listing Standards for Audit Committees

Not applicable

ITEM 16E Purchases of Equity Securities by the Issuer and Affiliated Purchasers

                  Not applicable

ITEM 17  Financial Statements

     See pages F-1 through F-53 incorporated by reference.

ITEM 18  Financial Statements

     Not applicable.

ITEM 19  Exhibits

     1.1 Amended Articles of Association of Huaneng Power International, Inc., incorporated by reference to Exhibit 1.1 of the Annual Report on Form 20-F for the year ended December 31, 2001 filed with the SEC.

     3.1 Shareholders Agreement dated May 31, 1994, incorporated by reference to Exhibit 9.1 of our Registration Statement on Form F-1, filed with the SEC on August 24, 1994.

     12.1 Certifications of Principal Executive Officer pursuant to Rule 13a-14(a) promulgated under the U.S. Securities Exchange Act of 1934.

     12.2 Certification of Principal Financial Officer pursuant to Rule 13a-14(a) promulgated under the U.S. Securities Exchange Act of 1934.

     13.1 Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

                     THIS PAGE IS INTENTIONALLY LEFT BLANK

                       REPORT OF INDEPENDENT ACCOUNTANTS



TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF HUANENG POWER INTERNATIONAL, INC. (Incorporated in the People's Republic of China with limited liability)

We have audited the accompanying consolidated balance sheets of Huaneng Power International, Inc. (the "Company") and its subsidiaries as of December 31, 2003 and 2002 and the related consolidated statements of income, of cash flows and of changes in shareholders' equity for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the management of the Company and its subsidiaries. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 2003 and 2002 and of the results of their operations and cash flows for each of the three years in the period ended December 31, 2003 in conformity with International Financial Reporting Standards, as published by the International Accounting Standards Board.

International Financial Reporting Standards vary in certain significant respect from the accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income for each of the three years in the period ended December 31, 2003 and the determination of consolidated shareholders' equity at December 31, 2003 and 2002 to the extent summarized in
Note 41 to the consolidated financial statements.



PricewaterhouseCoopers



Hong Kong,
March 16, 2004

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts expressed in thousands of Rmb, except per share data)


                                                                    For the year ended December 31,
                                                  -------------------------------------------------------------------
                                          Note                  2003                      2002              2001
                                         ------   ---------------------------------  -------------     --------------
                                                        Rmb              US$               Rmb              Rmb
Operating revenue, net                               23,388,237        2,825,793       18,474,469        15,791,362
                                                  ----------------  ---------------  -------------     --------------
Operating expenses
    Fuel                                             (9,025,013)      (1,090,412)      (6,916,038)       (5,147,364)
    Maintenance                                        (921,561)        (111,344)        (607,951)         (765,712)
    Depreciation                                     (4,117,478)        (497,478)      (3,533,609)       (3,261,001)
    Labor                                            (1,439,673)        (173,943)      (1,035,740)         (807,136)
    Service fees to HIPDC                 7(a)         (214,723)         (25,943)        (263,716)         (307,322)
    Others                                 14          (596,627)         (72,085)        (539,401)         (488,793)
                                                  ----------------  ---------------  -------------     --------------
    Total operating expenses                        (16,315,075)      (1,971,205)     (12,896,455)      (10,777,328)
                                                  ----------------  ---------------  -------------     --------------
Profit from operations                                7,073,162          854,588        5,578,014         5,014,034
                                                  ----------------  ---------------  -------------     --------------
    Interest income                                      53,044            6,409            83,015          113,081
    Interest expense                                   (569,148)         (68,765)         (561,875)         (867,538)
    Bank charges and exchange losses,
    net                                                 (28,181)          (3,405)          (31,405)          (41,758)
                                                  ----------------  ---------------  -------------     --------------
    Total financial expenses                           (544,285)         (65,761)         (510,265)         (796,215)
                                                  ----------------  ---------------  -------------     --------------
Share of profit (loss) of associates       11           212,091           25,625           (11,145)           (5,381)

Gain from disposal of investments                        10,705            1,293             1,288            24,671

Other income, net                          5             12,070            1,458                 -                 -
                                                  ----------------  ---------------  -------------     --------------
Profit before tax                          6          6,763,743          817,203         5,057,892         4,237,109

Income tax expense                         32        (1,149,441)        (138,877)         (980,854)         (715,220)
                                                  ----------------  ---------------  -------------     --------------
Profit before minority interests                      5,614,302          678,326         4,077,038         3,521,889

Minority interests                         33          (183,894)         (22,218)         (156,034)          (71,231)
                                                  ----------------  ---------------  -------------     --------------
Net profit attributable to shareholders               5,430,408          656,108         3,921,004         3,450,658
                                                  ----------------  ---------------  -------------     --------------
Proposed dividend                          21         3,013,836          364,135         2,049,408         1,800,000
                                                  ----------------  ---------------  -------------     --------------
Proposed dividend per share (Rmb)          21              0.50             0.06              0.34              0.30
                                                  ----------------  ---------------  -------------     --------------
Basic earnings per share (Rmb)             34              0.90             0.11              0.65              0.61

                                                  ----------------  ---------------  -------------     --------------
Diluted earnings per share (Rmb)           34              0.90             0.11              0.65              0.60
=========================================         ================  ===============  ================  ==============


The accompanying notes are an integral part of these financial statements.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2003 AND 2002

(Amounts expressed in thousands of Rmb)

                                                                           As of December 31,
                                                    --------------------------------------------------------------
                                     Note                              2003                               2002
                                    ------          ------------------------------------------       -------------
                                                            Rmb                     US$                   Rmb
ASSETS
Non-current assets
  Property, plant and equipment, net    10             42,658,365                5,154,031              41,103,468
  Investment in associates              11              2,766,031                  334,195                 200,960
  Available-for-sale investments        13                254,990                   30,808                 254,990
  Land use rights and other assets                      1,037,859                  125,395               1,067,838
  Deferred tax assets                   29                 21,311                    2,575                       -
  Goodwill                              14                298,876                   36,111                 126,560
  Less: Negative goodwill               14             (1,730,949)                (209,135)             (1,978,227)
                                                    ------------------        ----------------       -------------
    Total non-current assets                           45,306,483                5,473,980              40,775,589
                                                    ------------------        ----------------       -------------
Current assets
  Inventories, net                      15                800,281                   96,691                 923,341
  Other receivables and assets, net     16                259,421                   31,344                 242,905
  Accounts receivable                   17              2,804,026                  338,785               2,361,833
  Due from related parties             7(h)                 5,862                      708                       -
  Restricted cash                                         159,961                   19,327                  13,259
  Temporary cash investments            18                144,996                   17,519               1,141,502
  Cash and cash equivalents           35(a)             4,128,648                  498,828               3,002,601
                                                    ------------------        ----------------       -------------
    Total current assets                                8,303,195                1,003,202               7,685,441
                                                    ------------------        ----------------       -------------
    Total assets                                       53,609,678                6,477,182              48,461,030
                                                    ==================        ================       =============



                                                                                                  (To be Continued)

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (CONT'D)
AS OF DECEMBER 31, 2003 AND 2002

(Amounts expressed in thousands of Rmb)

                                                                              As of December 31,
                                                        -----------------------------------------------------------
                                               Note                       2003                             2002
                                              ------    ------------------------------------------    -------------
                                                                Rmb                   US$                  Rmb
EQUITY AND LIABILITIES
Shareholders' equity
   4,250,000,000 PRC Domestic Shares, par
    value Rmb1.00 each, in form of legal
    person shares                              19           4,250,000               513,490             4,250,000
   250,000,000 A shares, par value Rmb1.00
    each                                       19             250,000                30,205               250,000
   1,527,671,200 (2002: 1,500,273,960)
    Overseas Listed Foreign Shares, par
    value Rmb 1.00 each                        19           1,527,671               184,575             1,500,274
   Additional paid-in capital                  22          10,780,133             1,302,468            10,604,843
   Dedicated capital                           20           4,328,423               522,965             3,373,423
   Equity component of convertible notes       22                 255                    31                44,647
   Retained earnings                                       12,818,873             1,548,790            10,392,873
                                                    ------------------        ----------------       -------------
         Total shareholders' equity                        33,955,355             4,102,524            30,416,060
                                                    ------------------        ----------------       -------------
Minority interests                             33           1,155,197               139,572               910,704
                                                    ------------------        ----------------       -------------
Non-current liabilities
   Liability component of convertible notes    22                   -                     -               155,999
   Long-term loans from shareholders           23                   -                     -               388,891
   Long-term bank loans                        24           8,305,320             1,003,458             8,464,521
   Other long-term loans                       25             848,284               102,491               331,389
   Other financial liabilities                 38                   -                     -                19,397
   Deferred tax liabilities                    29             103,114                12,458               121,853
                                                    ------------------        ----------------       -------------
         Total non-current liabilities                      9,256,718             1,118,407             9,482,050
                                                    ------------------        ----------------       -------------
Current liabilities
   Accounts payable and other liabilities      26           3,342,517               403,847             3,734,350
   Taxes payable                               27             917,362               110,837               620,189
   Due to HIPDC                                 7(h)           87,508                10,573               100,475
   Due to other related parties                 7(h)           27,338                 3,303                     -
   Staff welfare and bonus payable                            220,896                26,689               233,566
   Short-term loans                            28           1,600,000               193,314               550,000
   Current portion of long-term loans from
    shareholders                               23             388,875                46,984               388,891
   Current portion of long-term bank loans     24           2,409,240               291,087             1,928,732
   Current portion of other long-term loans    25             243,386                29,406                96,013
   Liability component of convertible notes    22                 935                   113                     -
   Other financial liabilities                 38               4,351                   526                     -
                                                    ------------------        ----------------       -------------
         Total current liabilities                          9,242,408             1,116,679             7,652,216
                                                    ------------------        ----------------       -------------
         Total equity and liabilities                      53,609,678             6,477,182            48,461,030
                                                    ==================        ================       =============


The accompanying notes are an integral part of these financial statements.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts expressed in thousands of Rmb)

                                                                    For the year ended December 31,
                                                   ---------------------------------------------------------------
                                                                2003                    2002              2001
                                                   -----------------------------     ------------   --------------
                                                        Rmb              US$             Rmb              Rmb
CASH FLOWS FROM OPERATING ACTIVITIES
   Profit before tax                                 6,763,743          817,203        5,057,892        4,237,109
   Adjustments to reconcile profit before
      tax to net cash provided by operating
      activities:
      Depreciation                                   4,117,478          497,478        3,533,609        3,261,001
      Amortisation of prepaid land use
      rights                                            19,136            2,312           16,847           14,359
      Amortisation of goodwill and negative
        goodwill                                      (222,108)         (26,835)        (246,128)        (247,279)
      Amortisation of other long-term assets            41,566            5,022           24,112           19,600
      Provision for bad debts                           12,567            1,518           15,826            1,030
      (Reversal of provision)/provision for
        inventory obsolescence                            (751)             (91)            (945)           2,576
      Gain from disposal of investments                (10,705)          (1,293)          (1,288)         (24,671)
      Loss on disposals of fixed assets                138,726           16,761           31,980           36,592
      Unrealised exchange loss/(gain)                    1,094              132            4,846           (1,429)
      Unrealised loss on put option of
        convertible notes                                    -                -                -           46,562
      (Gain)/loss on interest rate swaps               (11,771)          (1,422)          (2,179)          14,875
      Share of (profit)/loss of associates            (212,091)         (25,625)          11,145            5,381
      Interest income                                  (53,044)          (6,409)         (83,015)        (113,081)
      Interest expenses                                569,148           68,765          561,875          867,538
   Changes in working capital:
      Restricted cash                                 (146,702)         (17,725)         (13,259)               -
      Accounts receivable                             (353,637)         (42,727)        (496,559)         (28,510)
      Due from other related parties                    (5,862)            (708)               -                -
      Inventories                                      159,419           19,261          (39,272)         (62,063)
      Other receivables and assets                     (65,900)          (7,962)          92,579           20,228
      Accounts payable and other liabilities           226,584           27,377          279,019         (370,300)
      Taxes payable                                    131,281           15,862           44,070          (57,289)
      Due to hipdc                                     (12,967)          (1,567)          65,891          (93,574)
      Due to huaneng Group                             (13,968)          (1,688)               -                -
      Due to other related parties                      27,338            3,303           (3,225)         (49,118)
      Staff welfare and bonus payable                  (12,670)          (1,531)        (152,033)        (199,973)
   Interest paid                                      (617,162)         (74,566)        (733,600)        (715,846)
   Income tax paid                                    (989,635)        (119,569)        (984,047)        (799,669)
   Interest received                                    54,182            6,546           95,577          154,847
                                                   --------------    ------------     ------------   --------------
      Net cash provided by operating
      activities                                     9,533,289        1,151,822        7,079,718        5,918,896
                                                   ==============    ============     ============   ==============

                                                            (To be Continued)

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS (CONT'D)
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts expressed in thousands of Rmb)


                                                                     For the year ended December 31,
                                                      ---------------------------------------------------------------
                                               Note                2003                     2002             2001
                                              ------  ------------------------------   --------------   -------------
                                                            Rmb              US$             Rmb              Rmb
CASH FLOWS FROM INVESTING ACTIVITIES
    Purchase of property, plant and equipment          (3,606,704)       (435,766)      (1,594,210)      (2,870,858)
    Proceeds from disposals of fixed assets                 7,679             928           41,567           32,904
    (Increase)/decrease in other long-term
      assets                                              (29,355)         (3,547)           3,412           81,646
    Decrease/(increase) in temporary cash
      investments                                       1,066,629         128,871        5,082,568       (4,665,290)
    Proceeds from disposal of investments                  80,704           9,751            2,390          384,569
    Cash consideration paid for
      available-for-sale investment               13            -               -         (254,990)               -
    Repayment of payable to Nanjing
      Investment Company                                        -               -                -         (141,641)
    Cash consideration paid for acquisitions       3   (2,940,000)       (355,214)      (2,759,435)               -
    Direct costs paid for acquisitions             3      (19,618)         (2,370)         (17,042)         (21,561)
    Cash inflow from the acquired power plants     3      215,585          26,047          569,841        2,635,695
                                                      -------------    -------------   --------------    ------------
      Net cash (used in) provided by
        investing activities                           (5,225,080)       (631,300)       1,074,101       (4,564,536)
                                                      -------------    -------------   --------------    ------------
CASH FLOWS FROM FINANCING ACTIVITIES
    Drawdown of short-term loans                          769,000          92,911          120,000        1,300,000
    Repayment of short-term loans                        (450,000)        (54,369)        (190,000)      (2,560,000)
    Repayment of long-term loans from
      shareholders                                       (388,988)        (46,998)         (15,565)        (208,538)
    Drawdown of long-term bank loans                    1,016,230         122,782          173,379        1,604,100
    Repayment of long-term bank loans                  (2,322,348)       (280,588)      (2,954,748)      (2,233,721)
    Drawdown of other long-term bank loans                350,000          42,287                -                -
    Repayment of other long-term loans                    (36,060)         (4,357)        (283,683)        (575,179)
    Capital injection from minority
      shareholders of the subsidiaries                     77,632           9,380                -                -
    Dividend paid to shareholders of the
      Company                                          (2,049,408)       (247,612)      (1,800,000)      (1,266,317)
    Dividend paid to minority shareholders of
      the subsidiaries                                   (148,220)        (17,908)        (138,947)               -
    Redemption of convertible notes                             -               -       (2,234,790)               -
    Net proceeds from issuance of Domestic
      Shares                                      19            -               -                -        2,770,058
                                                      -------------    -------------   --------------    ------------
      Net cash used in financing activities            (3,182,162)       (384,472)      (7,324,354)      (1,169,597)
                                                      -------------    -------------   --------------    ------------
NET INCREASE IN CASH AND CASH EQUIVALENTS               1,126,047         136,050          829,465          184,763
    Cash and cash equivalents, beginning of
      year                                              3,002,601         362,778        2,173,136        1,988,373
                                                      -------------    -------------   --------------    ------------
CASH AND CASH EQUIVALENTS, END OF YEAR            35(a) 4,128,648         498,828        3,002,601        2,173,136
                                                      =============    =============   ==============    ============


The accompanying notes are an integral part of these financial statements.


HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts expressed in thousands of Rmb)


                                                                                           Equity
                                                                                          Component
                                     Additional                                               of
                          Share       Paid-in                                            Convertible
                         Capital      Capital                                               Notes      Retained
                        (Note 19)    (Note 19)           Dedicated Capital (Note 20)      (Note 22)    Earnings       Total
                        ---------    ---------    -------------------------------------  -----------   --------       -----
                                                  Statutory
                                                     and
                                                 discretionary   Statutory
                                                   surplus        public
                                                 reserve fund   welfare fund  Sub-total
                                                 -------------  ------------  ----------
 Balance at January 1,
    2001                 5,650,000    7,717,674     1,532,664   490,037     2,022,701      510,506    7,878,854    23,779,735

 Effect of adoption of
    IAS 39 (Note 22)             -            -             -         -             -            -     (463,921)     (463,921)
 Dividend relating to
    2000                         -            -             -         -             -            -   (1,243,000)   (1,243,000)
 Net profit for the
    year ended December
    31, 2001                     -            -             -         -             -            -    3,450,658     3,450,658
 Transfer to dedicated
    capital                      -            -       363,606   272,705       636,311            -     (636,311)            -
 Issuance and sale of
    350,000,000 new
    Domestic Shares,
    net of direct
    issuance costs
    (Note 19)              350,000    2,420,058             -         -             -            -            -     2,770,058
 Balance at December
    31, 2001             6,000,000   10,137,732     1,896,270   762,742     2,659,012      510,506    8,986,280    28,293,530

 Dividend relating to
    2001                         -            -             -         -             -            -   (1,800,000)   (1,800,000)
 Net profit for the
    year ended
    December 31, 2002            -            -             -         -             -            -    3,921,004     3,921,004
 Conversion of
    convertible notes
    to share capital
    (Note 22)                  274        1,696             -         -             -         (444)           -         1,526
 Redemption of
    convertible notes
    (Note 22)                    -      465,415             -         -             -     (465,415)           -             -
 Transfer from
    statutory public
    welfare fund to
    discretionary
    surplus reserve fund         -            -        15,398   (15,398)            -            -            -             -
 Transfer to dedicated
    capital                      -            -       408,235   306,176       714,411            -     (714,411)            -

 Balance at  December
    31, 2002             6,000,274   10,604,843     2,319,903 1,053,520     3,373,423       44,647   10,392,873    30,416,060

 Dividend relating to
    2002                         -            -             -         -             -            -   (2,049,408)   (2,049,408)
 Net profit for the
    year ended
    December 31, 2003            -            -             -         -             -            -    5,430,408     5,430,408
 Conversion of
    convertible notes
    to share capital
    (Note 22)               27,397      175,290             -         -             -      (44,392)           -       158,295
 Transfer from
    statutory public
    welfare fund to
    discretionary
    surplus reserve fund         -            -         2,104    (2,104)            -            -            -             -
 Transfer to dedicated
    capital                      -            -       545,714   409,286       955,000            -     (955,000)            -

 Balance at  December
    31, 2003             6,027,671   10,780,133     2,867,721 1,460,702     4,328,423          255   12,818,873    33,955,355



The accompanying notes are an integral part of these financial statements.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of Rmb unless otherwise stated)

1. COMPANY ORGANIZATION AND PRINCIPAL ACTIVITIES

     Huaneng Power International, Inc. (the "Company") was incorporated in the People's Republic of China (the "PRC") as a Sino-foreign joint stock limited company on June 30, 1994. As of December 31, 2003, the Company and its subsidiaries had 17,886 employees (2002: 15,222 employees; 2001:
     9,350 employees).

     The Company and its subsidiaries are principally engaged in the generation and sale of electric power to the respective regional or provincial grid companies.

     Particulars of the Company's, its subsidiaries' and its associates' operating power plants are as follows:


                                                                Total installed
                                                                Capacity of the
                                                                  Company, its     Equity portion
                                                                  subsidiaries        of total
                                                                      and            capacity of       Province/
                                                                  associates         the Company     Municipality
                        Operating Plants                             (MW)               (MW)           located
    --------------------------------------------------------    --------------     ---------------   ------------
    The Company:
       Huaneng Dalian Power Plant (the "Dalian Power Plant")         700                  700           Liaoning
       Huaneng Shangan Power Plant (the "Shangan Power
         Plant")                                                     700                  700            Hebei
       Huaneng Nantong Power Plant (the "Nantong Power
         Plant")                                                     704                  704           Jiangsu
       Huaneng Fuzhou Power Plant (the "Fuzhou Power Plant")         700                  700            Fujian
       Huaneng Shantou Oil-Fired Power Plant (the "Shantou
         Oil-Fired Power Plant")                                     103                  103          Guangdong
       Huaneng Shantou Coal-Fired Power Plant (the "Shantou
         Power Plant")                                               600                  600          Guangdong
       Huaneng Shangan Power Plant Phase II ( the "Shangan
         Phase II")                                                  600                  600            Hebei
       Huaneng Shanghai Shidongkou Second Power Plant (the
         "Shanghai Power Plant")                                   1,200                1,200           Shanghai
       Huaneng Dalian Power Plant Phase II (the "Dalian
         Phase II")                                                  700                  700           Liaoning
       Huaneng Dandong Power Plant (the "Dandong Power
         Plant")                                                     700                  700           Liaoning
       Huaneng Nantong Power Plant Phase II (the "Nantong
         Phase II")                                                  700                  700           Jiangsu
       Huaneng Fuzhou Power Plant Phase II (the "Fuzhou
         Phase II")                                                  700                  700            Fujian
       Huaneng Nanjing Power Plant (the "Nanjing Power
         Plant")                                                     640                  640           Jiangsu
       Huaneng Dezhou Power Plant (the "Dezhou Power Plant")       2,520                2,520           Shandong
       Huaneng Jining Power Plant (the "Jining Power Plant")
         (Note 3)                                                    595                  595           Shandong
       Huaneng Changxing Power Plant (the "Changxing Power
         Plant) (Note 3)                                             250                  250           Zhejiang
       Shanghai Shidongkou I Power Plant (the "Shidongkou I
         Power Plant") (Note 3)                                    1,200                1,200           Shanghai
       Huaneng Xindian Power Plant (the "Xindian Power
         Plant") (Note 3)                                            450                  450           Shandong
    Subsidiaries:
       Huaneng Weihai Power Limited Liability Company (the
         "Weihai Power Company")                                     850                  510           Shandong
       Suzhou Industrial Park Huaneng Power Limited
         Liability Company (the "Taicang Power Company")
         (Note 3)                                                    600                  450           Jiangsu
       Jiangsu Huaneng Huaiyin Power Limited Company (the
         "Huaiyin Power Company") (Note 3)                           400                  255           Jiangsu
       Shanxi Huaneng Yushe Power Co., Ltd. (the "Yushe
         Power Company") (Note 3)                                    200                  120            Shanxi
    Associates:
       Shandong Rizhao Power Company Ltd. (the "Rizhao Power
         Company")                                                   700                  178           Shandong
       Shenzhen Energy Group Co., Ltd. ("SEG") (Note 3)            1,844                  461          Guangdong
                                                                 ---------           ----------
     Total                                                        18,356               15,736
                                                                 =========           ===========


1.   COMPANY ORGANIZATION AND PRINCIPAL ACTIVITIES (CONT'D)

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

2.       Accounting Policies

     The principal accounting policies adopted in the preparation of these consolidated financial statements are set out below:

     (a) Basis of preparation

         The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") under the historical cost convention. This basis of accounting differs from that used in the preparation of the statutory financial statements of the Company and its subsidiaries ("PRC statutory financial statements"). The PRC statutory financial statements of the Company and its subsidiaries comprising the financial statements have been prepared in accordance with the relevant accounting principles and regulations applicable to the Company and its subsidiaries, as appropriate in the PRC. Appropriate adjustments have been made to the PRC statutory financial statements to conform with IFRS. Difference arising from the restatement have not been incorporated in the statutory accounting records of the Company and its subsidiaries.

         The consolidated financial statements are expressed in Renminbi ("Rmb"), the national currency of the PRC. Solely for the convenience of the reader, the December 31, 2003 financial statements have been translated into United States dollars (US$) at the rate of US$1.00=Rmb8.2767 announced by the People's Bank of China on December 31, 2003. No representation is made that Renminbi amounts could have been, or could be, converted into United Stated dollars at the rate on December 31, 2003, or at any other certain rate.

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

         The Company and its subsidiaries adopted IAS 39 Financial
         Instruments: Recognition and Measurement in 2001 (see Note 2(e) and
         Note 22). The financial effects of adopting these standards were reported in the consolidated financial statements of 2001.

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

         Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated; unrealised losses are also eliminated unless cost cannot be recovered. Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Company.

         Details of the Company's subsidiaries are set out in Note 12.

     2.  ACCOUNTING POLICES (CONT'D)

     (b) principles of consolidation (cont'd)

         (ii)   Associates

         Associates are entities over which the Company generally has between 20% and 50% of the voting rights, or over which the Company has significant influence, but which it does not control. Investments in associates are accounted for by the equity method of accounting. Under this method the company's share of the post-acquisition profits or losses of associates is recognized in the income statement and its share of post-acquisition movements in reserves is recognized in reserves. The cumulative post-acquisition movements are adjusted against the cost of the investment. Unrealised gains on transactions between the Company and its associates are eliminated to the extent of the Company's interest in the associates; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The Company's investment in associates includes goodwill (net of accumulated amortisation) on acquisition. When the Company's share of losses in an associate equals or exceeds its interest in the associates, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the associates.

         Details of the Company's associates are set out in Note 11.

     (c) Foreign currency translation

         (i)      Measurement currency

         Items included in the financial statements of each entity in the Company and its subsidiaries are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity ("the measurement currency"). The consolidated financial statements are presented in Rmb, which is the measurement currency of the Company and its subsidiaries.

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

     (d) Property, plant and equipment

         Property, plant and equipment are stated at historical cost less accumulated depreciation and accumulated impairment loss. When assets are sold or retired, their cost and accumulated depreciation and accumulated impairment loss are eliminated from the accounts and any gain or loss resulting from their disposal is determined by comparing proceeds with the carrying amount and is included in the income statement.

         The initial cost of property, plant and equipment comprises its purchase price, including import duties and non-refundable purchase taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use.

         Expenditures incurred after the property, plant and equipment have been put into operation, such as repairs and maintenance and overhaul costs, are normally charged to income statement in the period the costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment beyond its originally assessed standard of performance, the expenditures are capitalised as an additional cost of property, plant and equipment.

     2.  ACCOUNTING POLICIES (CONT'D)

     (d) Property, plant and equipment (cont'd)

         Depreciation is calculated on a straight-line basis to write off the cost of each asset to their estimated residual value over their estimated useful life as follows:

         Buildings                                            8-35 years
         Electric utility plant in service                    4-30 years
         Transportation facilities                            13-27 years
         Others                                               5-13 years

         The useful life and depreciation method are reviewed periodically to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from items of property, plant and equipment.

         Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.

         Construction-in-progress represents plants and properties under construction and is stated at cost. This includes the costs of construction, plant and machinery and other direct costs. Construction-in-progress is not depreciated until such time as the relevant asset is completed and ready for its intended use.

         Interest costs on borrowings to finance the construction of property, plant and equipment are capitalised during the period of time that is required to complete and prepare the asset for its intended use. Other borrowing costs are expensed.

(e)      Investments

         The Company and its subsidiaries classify its investments in debt and equity securities into the following categories: trading, held-to-maturity and available-for-sale. The classification is dependent on the purpose for which the investments were acquired. Management determines the classification of its investments at the time of the purchase and re-evaluates such designation on a regular basis. Investments that are acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading investments and included in current assets; for the purpose of these financial statements short term is defined as 3 months. Investments with a fixed maturity that management has the intent and ability to hold to maturity are classified as held-to-maturity and are included in non-current assets, except for maturities within 12 months from the balance sheet date which are classified as current assets. Investments intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, are classified as available-for-sale; and are included in non-current assets unless management has the express intention of holding the investment for less than 12 months from the balance sheet date or unless they will need to be sold to raise operating capital, in which case they are included in current assets.

         Purchases and sales of investments are recognized on the trade date, which is the date that the Company and its subsidiaries commits to purchase or sell the asset. Cost of purchase includes transaction costs. Trading and available-for-sale investments are subsequently carried at fair value. Held-to-maturity investments are carried at amortised cost, which is the amount at which the investment was measured at initial recognition less principal repayments, plus or minus the amortisation of any difference between that initial amount and maturity amount by using the effective yield method. Realised and unrealised gains and losses arising from changes in the fair value of trading investments are included in the income statement in the period in which they arise. Unrealised gains and losses arising from changes in the fair value of securities classified as available-for-sale are recognized in equity. The fair values of investments are based on quoted bid prices or amounts derived from cash flow models. Fair values for unlisted equity securities are estimated using applicable price/earnings or price/cash flow ratios refined to reflect the specific circumstances of the issuer. Equity securities for which fair values cannot be measured reliably are recognized at cost less impairment. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the income statement as gains and losses from investment securities.

     2.  ACCOUNTING POLICIES (CONT'D)

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

         Goodwill and negative goodwill are amortised using the straight-line method over its estimated useful life and recognized in the income statement. Management determines the estimated useful life of goodwill and negative goodwill based on the remaining weighted average useful life of the identifiable acquired depreciable/amortisable assets of the respective business at the time of the acquisition.

         At each balance sheet date the Company assesses whether there is any indication of impairment. If such indications exist an analysis is performed to assess whether the carrying amount of goodwill is fully recoverable. A write down is made if the carrying amount exceeds the recoverable amount.

     (g) Impairment of long-lived assets

         Property, plant and equipment and other non-current assets, including goodwill and intangible assets are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount of the asset exceeds its recoverable amount which is the higher of an asset's net selling price and value in use. The net selling price is the amount obtainable from the sale of an asset in an arm's length transaction less the cost of disposal while value in use is the present value of estimated future cash flow expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows.

     (h) Inventories

         Inventories consist of fuel, materials and supplies. They are stated at the lower of weighted average costs or net realisable values after provision for obsolete items, and are expensed to fuel costs or repairs and maintenance when used, or capitalised to fixed assets when installed, as appropriate. Cost of inventories includes direct material cost and transportation expenses incurred in bringing the inventories to the working locations.

     (i) Receivables

         Receivables are carried at original invoice amount less provision made for impairment of these receivables. A provision for impairment of receivables is established when there is an objective evidence that the Company and its subsidiaries will not be able to collect all amounts due according to the original terms of receivables.

     (j) Temporary cash investments

         Temporary cash investments are cash invested in fixed-term deposits with original maturities ranging from more than 3 months to one year. Temporary cash investments are classified as held-to-maturity investments and are carried at amortised cost (see Note 2(e)).

     (k) Cash and cash equivalents

         Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of 3 months or less.


     2.  ACCOUNTING POLICIES (CONT'D)

     (l) Borrowings and convertible notes

         Borrowings are recognized initially at the proceeds received, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost using the effective yield method; any difference between proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings.

         The proceeds received on the issue of the convertible notes were allocated into liability and equity components. Upon initial recognition, the liability component represents the present value, at the issuance date, of the contractually determined stream of cash flows discounted at the market interest rate for instruments of comparable credit status providing substantially the same cash flows, on the same terms, but without the conversion option. The equity component is then determined by deducting the liability component from the proceeds received on the issue of the notes. After the initial recognition, the liability component is measured at amortised cost.

         As further discussed in Note 22, the convertible notes were issued at par with a put option allowing the investors to redeem the notes at a premium for cash at 128.575% of the par value on May 21, 2002. The put option is accounted for as an embedded derivative and separated from the host contract. This embedded derivative is carried at fair value, with changes in fair value included in the income statement.

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

         (i) Operating revenue, net

         Net operating revenue represents amounts earned for electricity generated and transmitted to the respective regional or provincial grid companies (net of value added tax ("VAT") and deferred revenue). Revenue is earned and recognized upon transmission of electricity to the power grid controlled and owned by the respective grid companies.

         (ii)     Interest income

         Interest income from deposits in banks or other financial institutions is recognized on a time proportion basis that reflects the effective yield on the assets.

         (iii) Management service income

         As mentioned in Note 5, the company provides management services to certain power plants owned by Huaneng Group and HIPDC. The Company recognizes the service income as other income when service is provided in accordance with the management service agreement.

     2.  ACCOUNTING POLICIES (CONT'D)

     (p) Borrowing costs

         Borrowing costs generally are expensed as incurred. Borrowing costs are capitalised as part of the cost of property, plant and equipment, if they are directly attributable to the acquisition, construction or production of a qualifying asset. Capitalisation of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalised until the assets are substantially ready for their intended use. Borrowing costs include interest charges and other costs incurred in connection with the borrowing of funds, including exchange differences arising from foreign currency borrowings used to finance these projects to the extent that they are regarded as an adjustment to interest costs.

     (q) Operating leases

         Leases where a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

     (r) Taxation

         (i) VAT

         Under the relevant PRC tax laws, the Company and its subsidiaries are subject to Value Added Tax ("VAT"). The Company and its subsidiaries are subject to output VAT levied at 17% of the Company's and its subsidiaries' operating revenue. The input VAT can be used to offset the output VAT levied on operating revenue to determine the net VAT payable. Because the VAT is a tax on the customer and the Company and its subsidiaries collect such tax from the customers and pay such tax to the suppliers on behalf of the tax authority, the VAT has not been included in operating revenues or operating expenses.

         (ii)     Income Tax

         In accordance with the practice notes on the PRC income tax laws applicable to Sino-foreign enterprises investing in energy and transportation infrastructure businesses, the reduced income tax rate of 15% (after the approval of State Tax Bureau) are applicable across the country.

         All the power plants (except for the Dezhou Power Plant, Jining Power Plant, Changxing Power Plant, Shidongkou I Power Plant, Xindian Power Plant and Dalian Phase II) are exempted from income tax for two years starting from the first profit-making year, after offsetting all tax losses carried forward from the previous years (at most five years), followed by a 50% reduction of the applicable tax rate for the next three years ("tax holiday").

         The tax holiday of the Dalian Power Plant, the Shangan Power Plant, the Nantong Power Plant, the Fuzhou Power Plant, the Shantou Oil-Fired Power Plant, the Shanghai Power Plant and the Nanjing Power Plant had already expired prior to 2003. The tax holiday of Shang'an Phase II expired in 2003, the tax holiday of the Nantong Phase II and Fuzhou Phase II will expire in 2004, and the tax holiday of Shantou Power Plant will expire in 2005.

         The statutory income tax is assessed on an individual power plant basis, based on each of their results of operations. The commencement dates of tax holiday of each power plant are individually determined. The statutory income tax rates applicable to the head office, Shandong branch and the operating power plants, after taking the effect of tax holidays into consideration, are summarized below:


     2.  ACCOUNTING POLICIES (CONT'D)

     (r) Taxation (cont'd)

         (ii)     Income Tax (Cont'd)

                                                               2003              2002                  2001
                                                            ----------        ----------            ----------
        Head Office                                           15.0%              15.0%                15.0%
        Dalian Power Plant (including Dalian Phase II)        18.0%              18.0%                15.0%
        Shangan Power Plant                                   18.0%              18.0%                16.5%
        Shangan Phase II                                       9.0%              9.0%                  9.0%
        Nantong Power Plant                                   15.0%              15.0%                15.0%
        Nantong Phase II *                                    7.5 %              7.5%                 15.0%
        Fuzhou Power Plant                                    15.0%              15.0%                15.0%
        Fuzhou Phase II **                                     7.5%              7.5%                 15.0%
        Shantou Oil-Fired Plant                               15.0%              15.0%                15.0%
        Shantou Power Plant ***                               10.0%              7.5%                  7.5%
        Shanghai Power Plant                                  16.5%              16.5%                16.5%
        Dandong Power Plant *****                               -                  -                    -
        Nanjing Power Plant                                   15.0%              15.0%                 7.5%
        Shandong Branch                                       17.0%              17.0%                17.0%
        Dezhou Power Plant                                    17.0%              17.0%                17.0%
        Jining Power Plant                                    15.0%              15.0%                33.0%
        Changxing Power Plant ****                            16.5%              16.5%            Not Applicable
        Shidongkou I Power Plant ****                         18.0%              33.0%            Not Applicable
        Xindian Power Plant ****                              18.0%         Not Applicable        Not Applicable
        Weihai Power Company                                  33.0%              33.0%                33.0%
        Taicang Power Company ****                            33.0%              33.0%            Not Applicable
        Huaiyin Power Company ****                            33.0%              33.0%            Not Applicable
        Yushe Power Company ****                              33.0%         Not Applicable        Not Applicable


         * In accordance with Su Guo Shui Han [2003] No. 248 and Tong Guo Shui Wai Zi [2003] No.1, the tax holiday of the Nantong Phase II is determined separately from the Nantong Power Plant. The Nantong Phase II is entitled to a 50% reduction of the applicable tax rate from January 1, 2002 to December 31, 2004. The Nantong Phase II is currently negotiating with the Jiangsu State Tax Bureau for a refund of the overpaid income tax for the year ended December 31, 2002.

         ** In accordance with Min Guo Shui Han [2003] No. 37 the tax holiday of the Fuzhou Phase II is determined separately from the Fuzhou Power Plant. The Fuzhou Phase II is entitled to a 50% reduction of the applicable tax rate from January 1, 2002 to December 31, 2004. The Fuzhou Power Plant is currently negotiating with the Fujian State Tax Bureau for a refund of the overpaid income tax for the year ended December 31, 2002.

         *** In accordance with the approval from Shantou State Tax Bureau Shewai Branch dated January 16, 2003, the Shantou Power Plant is qualified as a foreign invested advanced technology enterprise and is, therefore, entitled to extend its tax holiday for three years from January 1, 2003 to December 31, 2005. The applicable tax rate during the extension is 10%.

         **** Not applicable in 2002 and /or 2001 as they were not subsidiaries or branches of the Company.

         ***** The tax holiday of Dandong Power Plant has not commenced yet as it has not recovered all of the accumulated deficits.

         The income tax charge is based on profit for the year and after considering deferred taxation.


     2.  ACCOUNTING POLICIES (CONT'D)

     (r) Taxation (cont'd)

         (ii)     Income Tax (Cont'd)

         Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Currently enacted tax rates are used in the determination of deferred income tax. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

     (s) Employee benefits

         Pension obligations

         The Company and its subsidiaries have various defined contribution plans in accordance with the local conditions and practices in the provinces in which they operate. A defined contribution plan is a pension plan under which the Company and its subsidiaries pay fixed contributions into a separate entity (a fund) and will have no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employee benefits relating to employee service in the current and prior periods.

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

         Financial instruments are reviewed for impairment at each balance sheet date. For financial assets carried at amortised cost, whenever it is probable that the Company and its subsidiaries will not collect all amounts due according to the contractual terms of loans, receivables or held-to-maturity investments, an impairment or bad debt loss is recognized in the income statement. Reversal of impairment losses previously recognized is recorded when the decrease in impairment loss can be objectively related to an event occurring after the write-down. Such reversal is recorded in income. However, the increased carrying amount is only recognized to the extent it does not exceed what amortised cost would have been had the impairment not been recognized.


     2.  ACCOUNTING POLICIES (CONT'D)

     (v) Contingencies

         Contingent liabilities are not recognized in the financial statements. They are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. A contingent asset is not recognized in the financial statements but disclosed when an inflow of economic benefits is probable.

     (w) Dividends

         Dividends are recorded in the financial statements of the Company and its subsidiaries in the period in which they are approved by the shareholders of the Company and its subsidiaries.


     3.  ACQUISITIONS

     During 2001, 2002 and 2003, the Company acquired a number of power plants from both the Huaneng Group as well as other parties. These acquisitions have been accounted for under the purchase method of accounting. These acquisitions became effective when, amongst other things, the Company obtained minority shareholders' approval where applicable and all necessary government approvals and made payment of the purchase considerations. All of the acquisitions by the Company were paid by cash.


     Details of these acquisitions are shown in the table below:


                                                             For the year ended December 31, 2003
                                               ----------------------------------------------------------------
                                               Acquisition of subsidiaries
                                                       and net assets               Acquisition of an associate
                                              -------------------------------     ------------------------------
                                              55% equity interest in Henan
                                              Huaneng Qinbei Power Co., Ltd.
                                              (the "Qinbei Power Company"),
                                              60% equity interest in Yushe
                                              Power Company and all of the         25% equity interest in SEG's
                                              assets and liabilities of            enlarged share capital
    Equity interest acquired                  Xindian Power Plant*                 (Note 11)
                                              -------------------------------     ------------------------------
                                                                                   Shenzhen Investment Holding
    Acquired from                             Huaneng Group                        Corporation ("SIH") and SEG

    Effective date                            October 27, 2003                     April 22, 2003

    Consideration paid                        Rmb550 million                       Rmb2,390 million

    Direct cost of acquisitions               Rmb12 million                        Rmb15 million

    Fair value of net assets acquired         Rmb382 million                       Rmb1,585 million

    Goodwill                                  Rmb180 million                       Rmb820 million


                                                      For the year ended December 31, 2002
                              ----------------------------------------------------------------------------------
                               Acquisition of
                               subsidiaries, an
                               associate and net              Acquisition of additional equity interests in
                               assets                                          subsidiaries
                              ------------------------   -------------------------------------------------------
                               70% equity interest
                               in Shidongkou I
                               Power Plant, 70%
                              equity interest in
                               Taicang Power
                               Company, 44.16%                              30% additional
                               equity interest in                           equity interest
                               Huaiyin Power                                in Shidongkou I       19.48%
                               Company and all of        25% additional     Power Plant and       additional
                               the assets and            equity             additional 5%         equity
                               liabilities of            interest in        equity interest       interest in
    Equity interest            Changxing Power           Jinning Power      in Taicang Power      Huaiyin Power
    acquired                   Plant *                   Plant              Company               Company*
                              ------------------------   ---------------    ----------------     ---------------
                                                                                                  Jiangsu
                                                         Shandong                                 Huaiyin
                                                         Electricity                              Investment
                                                         Power Group                              Company
    Acquired from              Huaneng Group             Corporation        Huaneng Group         ("JHIC")

                                                                            December 31,          December 31,
    Effective date             July 1, 2002              June 18, 2002      2002                  2002

    Consideration paid         Rmb2,050 million          Rmb109 million     Rmb415 million        Rmb185 million

    Direct cost of
       acquisitions            Rmb18 million                    -           Rmb4 million                 -

    Fair value of net
       assets acquired         Rmb2,047 million          Rmb106 million     Rmb374 million        Rmb109 million

    Goodwill                   Rmb21 million             Rmb3 million       Rmb45 million         Rmb76 million



     3.  ACQUISITIONS (CONT'D)



                                                         For the year ended December 31, 2001
                                      ------------------------------------------------------------------------
                                               Acquisition of subsidiaries, an associate and net assets
                                      ------------------------------------------------------------------------
                                      Net assets of Shandong Huaneng Power Development Co., Ltd. ("Shandong
                                      Huaneng"), which owned and operated the net assets of Dezhou Power Plant and held 60%, 75% and 25.5% equity interests in Weihai Power Company,
                                      Jining Power Plant and Rizhao Power Company, respectively, before the
    Equity interest acquired          acquisition.*
                                      ------------------------------------------------------------------------
    Acquired from                     The shareholders of Shandong Huaneng (including Huaneng Group)

    Effective date                    January 1, 2001

                                      Rmb5,768 million (Rmb1.34 per ordinary A share or US$0.1618 per ordinary N
    Consideration paid                share)

    Direct cost of acquisitions       Rmb32 million

    Fair value of net assets
    acquired                          Rmb8,272 million

    Negative Goodwill                 Rmb2,473 million


     * The aggregated assets and liabilities arising from these acquisitions of subsidiaries and net assets in 2001, 2002 and 2003 were as follows:


                                                                 2003                2002               2001
                                                          ---------------     ---------------    ---------------
                                                                Rmb'000            Rmb'000            Rmb'000
                                                          ---------------     ---------------    ---------------
    Property, plant and equipment, net                       3,085,503           4,923,490          6,427,841
    Investment in an associate                                       -                   -            231,869
    Deferred tax assets                                         21,809                   -                  -
    Other long-term assets                                      18,667             121,324            270,017
    Inventories                                                 35,608             164,127             95,769
    Other current assets                                        96,608              54,402          1,803,269
    Accounts receivable                                         88,556             458,103            182,589
    Cash and cash equivalents                                  215,585             569,841          2,635,695
    Minority Interest                                         (115,639)           (829,320)          (240,083)
    Long-term loans                                         (1,706,104)         (2,039,735)        (1,808,458)
    Due to Huaneng Group                                       (13,968)                  -                  -
    Deferred tax liabilities                                         -            (109,568)                 -
    Current liabilities                                     (1,344,842)         (1,156,534)        (1,326,169)
                                                          ---------------     ---------------    ---------------
    Fair value of net assets acquired                          381,783           2,156,130          8,272,339

    Add: Goodwill/ (less: Negative goodwill)                   179,997              97,280         (2,472,784)
    Less: Direct costs of acquisition                          (11,780)            (18,410)           (31,657)
                                                          ---------------     ---------------    ---------------
    Total consideration paid                                   550,000           2,235,000          5,767,898

    Add: Direct costs of acquisition paid                        2,528              17,042             21,561
    Less: Cash inflow from the acquired power plants          (215,585)           (569,841)        (2,635,695)
                                                          ---------------     ---------------    ---------------
    Net cash outflow for the acquisitions                      336,943           1,682,201          3,153,764
                                                          ===============     ===============    ===============


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

     (a) Interest rate risk

         The Company's floating rate bank loans expose the Company to interest rate risk. The Company uses derivative instruments when considered appropriate, to manage exposures arising from changes in interest rates by entering into interest rate swap agreements with PRC banks to convert certain floating rate bank loans into fixed rate debts of the same principal amounts and for the same maturities to hedge against cash flow interest rate risk.

         The interest rates and terms of repayment of the convertible notes, shareholders loans, bank loans and other loans of the Company and its subsidiaries are disclosed in Notes 22, 23, 24, 25 and 28.

     (b) Foreign currency risk

         The Company and its subsidiaries have foreign currency risk as a significant portion of its long-term bank loans, shareholder loans and other loans are denominated in foreign currencies, principally US dollars, as described in Note 23, 24(b) and 25. Fluctuation of exchange rates of Renminbi against foreign currencies could affect the Company and its subsidiaries' results of operation.

     (c) Credit risks

         Significant portions of the Company and its subsidiaries' cash and cash equivalents and temporary cash investments maturing over 3 months are deposited with the four largest state-owned banks of the PRC and a non-bank financial institution in the PRC, which is a related party of the Company.

         Each power plant of the Company and its subsidiaries sells the electricity generated to its sole customer (the provincial or regional grid companies) in the province or region where the power plant is situated.

     (2) Fair value estimation

         The fair value of publicly traded derivatives and trading and available-for-sale securities is based on quoted market prices at the balance sheet date.

         In assessing the fair value of non-traded derivatives and other financial instruments, the Company and its subsidiaries use a variety of methods and make assumptions that are based on market conditions existing at each balance sheet date. Quoted market prices or dealer quotes for the specific or similar instruments are used for long-term debt. Other techniques, such as option pricing models and estimated discounted value of future cash flows, are used to determine fair values for the remaining financial instruments.

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


5.   Other Income, Net

     Pursuant to a management service agreement entered into with Huaneng Group and HIPDC, the Company has, in 2003, provided management services to certain power plants owned by the Huaneng Group and HIPDC in return for a service fee. Net other income represented the management service fee income net of relevant expenses.


6.    Profit Before Tax

     Profit before tax was determined after charging and (crediting) the following:


                                                                          2003           2002            2001
                                                                      ------------   ------------     ------------
                                                                          `000           `000            `000
    Interest expenses on convertible notes                                 3,248         47,904        108,581
    Interest expenses on bank loans:
       - repayable within 5 years                                        104,012        155,987        236,832
       - repayable beyond 5 years                                        422,809        415,181        492,079
    Interest expenses on shareholders loans wholly repayable
    within 5 years                                                        22,053         29,622         73,524
    Interest expenses on other long-term loans wholly repayable
    within 5 years                                                        57,493         29,619         43,726
                                                                      ------------   ------------     ------------
                                                                         609,615        678,313        954,742
    Less: Amount capitalised in property, plant and equipment            (40,467)      (116,438)       (87,204)
                                                                      ------------   ------------     ------------
    Total interest expenses                                              569,148        561,875        867,538

    Interest income                                                      (53,044)       (83,015)      (113,081)

    Bank charges and exchange losses, net                                 28,181         31,405         41,758

    Change in fair value on financial instruments:
       - (Gains)/loss of interest rate swaps                             (11,771)        (2,179)        14,875
       - Fair value change of put option                                       -              -         46,562

    Auditors' remuneration                                                19,359         10,750         12,747

    Loss on disposals of fixed assets                                    138,726         31,980         36,592

    Gain from disposals of investment                                    (10,705)        (1,288)       (24,671)

    Operating leases :
       - Buildings                                                        25,985         27,566         25,000
       - Land use rights                                                  44,100         42,293         37,208

    Depreciation of property, plant and equipment                      4,117,478      3,533,609      3,261,001

    Amortisation of prepaid land use rights                               19,136         16,847         14,359

    Amortisation of other long-term assets                                41,566         24,112         19,600

    Amortisation of goodwill                                              25,170          1,150              -

    Amortisation of negative goodwill                                   (247,278)      (247,278)      (247,279)

    Cost of inventories                                                9,222,583      7,100,336      5,337,630

    Provision for doubtful accounts                                       12,567         15,826          1,030

    (Reversal of provision)/Provision for inventory obsolescence            (751)          (945)         2,576

    Staff costs:
       - Wages and staff welfare                                       1,020,444        698,862        588,552
       - Retirement benefits                                             235,950        142,734        107,301
       - Staff housing benefits                                           72,163         78,612         56,406
       - Other staff costs                                               111,116        115,532         54,877



7.    Related Party Transactions

     The related parties of the Company and its subsidiaries include:


                       Name of related parties                                   Nature of relationship
------------------------------------------------------------           -----------------------------------------
    Huaneng Group                                                      Ultimate parent

    HIPDC                                                              Parent

    China Huaneng Finance Company ("Huaneng Finance")                  A subsidiary of Huaneng Group

    Weihai Power Development Bureau ("WPDB")                           Minority shareholder of Weihai Power
                                                                       Company

    Henan Construction Investment Company ("Henan Investment")         Minority shareholder of Qinbei Power
                                                                       Company

    China Huaneng International Trade Economics Corporation            A subsidiary of Huaneng Group
    ("CHITEC")

    Time Shipping Company ("Time Shipping")                            A join venture of Huaneng Group

    Rizhao Power Company                                               An associate of the Company


     a. Pursuant to the relevant service agreements entered into between the Company and HIPDC on June 30, 1994, HIPDC provides transmission services and transformer facilities to some of the power plants of the Company and receives service fees. The agreements cover a period of 10 years. Such service fees represent recoverable costs for rate setting purposes. The total amount of service fees paid to HIPDC for the year ended December 31, 2003 were approximately Rmb215 million (2002: Rmb264 million; 2001:
            Rmb307 million).

     b. In accordance with the leasing agreement entered into between the Company and HIPDC, the land use rights of the Shanghai Power Plant is leased to the Company for a period of 50 years at an annual rental payment of Rmb6 million, starting from June 30, 1997.

     c. Pursuant to a leasing agreement entered into amongst the Company, HIPDC and Nanjing Investment Company, the land use rights of the Nanjing Power Plant is leased to the Company for 50 years with an annual rental payment of approximately Rmb1.3 million, starting from January 1, 1999.

     d. As of December 31, 2003, current deposits of approximately Rmb2,792 million (2002: current deposits: Rmb2,376 million; fixed deposits: Rmb570 million) were placed with a non-bank PRC financial institution, Huaneng Finance.

            As of December 31, 2003, the interest rate per annum of the current deposits placed with Huaneng Finance ranged from 0.72% to 1.44% (2002: current deposits: 0.72% to 1.44%; fixed deposits:
            1.71%). The interest earned from these deposits amounted to Rmb14 million (2002: Rmb52 million; 2001: Rmb20 million) in 2003.

     e. Pursuant to the leasing agreement between the Company and HIPDC, HIPDC agreed to lease its building to the Company for 5 years at an annual rental of Rmb25 million effective from January 1, 2000.

     f. As described in Note 23 and Note 25, certain loans of the Company and its subsidiaries were on-lent from HIPDC or borrowed from WPDB and Huaneng Finance.

     g. As of December 31, 2003, short-term loans amounting to Rmb1,130 million (2002: Rmb200 million) and Rmb130 million (2002: nil) were borrowed from Huaneng Finance and Henan Investment, which bore interest at 4.78% to 5.05% (2002: 5.56%) and 4.78% per annum respectively.


7.   RELATED PARTY TRANSACTIONS (CONT'D)

     h. As of December 31, 2003 and 2002, the balances with HIPDC and other related parties are unsecured, non-interest bearing and receivable or repayable within one year.

     i. As of December 31, 2003, long-term bank loans of approximately Rmb4,648 million, Rmb1,096 million, Rmb280 million, and Rmb34 million (2002: Rmb5,544 million, Rmb1,140 million, Rmb280 million and nil) were guaranteed by HIPDC, Huaneng Group, WPDB and Henan Investment, respectively.

     j. As of December 31, 2003, the Company had provided guarantees on certain long-term bank loans of the Rizhao Power Company totaling approximately Rmb339 million (2002: Rmb399 million).

     k. During the years ended December 31, 2003 and 2002, the Company entered into several agreements with Huaneng Group to acquire equity interests or net assets of certain power plants (See Note
            3).

     l. On November 6, 2002, the Company entered into a management service agreement with Huaneng Group and HIPDC. Pursuant to which, the Company provides management services to certain power plants owned by Huaneng Group and HIPDC for 5 years. For the year ended December 31, 2003, the service fee earned from Huaneng Group and HIPDC amounted to approximately Rmb33 million and Rmb17 million, respectively (2002: nil; 2001: nil). The Company incurred a total costs of services of Rmb38 million, and recorded the management service fee, net of relevant expenses, as other income.

     m. In accordance with an equipment import agency service agreement entered into between Shandong Huaneng and CHITEC, the Company is required to pay an agency fee at 0.5% of the value of imported equipment in return for the agency service provided by CHITEC. For the year ended December 31, 2003, no agency fee was due to CHITEC (2002: Rmb3 million; 2001: Rmb32 million).

     n. For the year ended December 31, 2003, the Company and its subsidiaries paid approximately Rmb145 million for coal purchased from CHITEC (2002: nil; 2001: nil).

     o. For the year ended December 31, 2003, the Company and its subsidiaries paid approximately Rmb457 million for the fuel purchased and transportation services received from Time Shipping (2002: Rmb301 million; 2001: Rmb115 million).


8.    Retirement Plan and Post-retirement Benefits

     All PRC employees of the Company and its subsidiaries are entitled to a monthly pension at their retirement dates. The PRC government is responsible for the pension liability to these employees on retirement. The Company and its subsidiaries are required to make contributions to the state-sponsored retirement plan at a specified rate, currently set at 18% to 20%, of the basic salary of the PRC employees. The retirement plan contributions paid by the Company and its subsidiaries for the year ended December 31, 2003 were approximately Rmb132 million (2002: Rmb89 million; 2001: Rmb66 million).

     In addition, the Company and its subsidiaries have implemented a supplementary defined contribution retirement scheme. Under this scheme, the employees are required to make a specified contribution based on the number of years of service with the Company and its subsidiaries, and the Company and its subsidiaries are required to make a contribution equal to two to three times the employees' contributions. The employees will receive the total contributions upon their retirement. The contributions paid by the Company and its subsidiaries for the year ended December 31, 2003 totaled approximately Rmb111 million (2002: Rmb80 million; 2001:
     Rmb60 million).

     The Company and its subsidiaries have no further obligation for post-retirement benefits beyond the above annual contributions made.



9. Directors', senior managements' and supervisors' emoluments

     (a) Directors' and supervisors' emolument

         The aggregate amounts of emoluments payable to directors and supervisors of the company during the year are as follows:


                                                                            2003           2002           2001
                                                                         ----------     -----------    ----------
                                                                            `000           `000           `000
         Fees for executive directors                                             -               -             -
         Fees for non-executive directors                                         -               -             -
         Fees for supervisors                                                     -               -             -
         Other emoluments for executive directors:
          Basic salaries and allowances                                         120             445           522
          Discretionary bonuses                                                 264           1,027         1,128
          Contributions to pensions schemes for directors (and past
          directors):
             -  as directors                                                      -               -             -
             -  for other offices                                                42             263           148
         Other emoluments for non-executive directors                         1,332           1,118             -
         Other emoluments for supervisors                                       850             576           589
                                                                         ----------     -----------    ----------
                                                                              2,608           3,429         2,387
                                                                         ==========     ===========    ==========


         During the year, no option was granted to the directors (2002 and 2001: nil).

         During the year, no emolument was paid to the directors and supervisors (including the five highest paid employees) as an inducement to join or upon joining the Company or as compensation for loss of office.

         The annual emoluments paid during the year to each of the directors and supervisors (including the five highest paid employees) fell within the range of nil to Rmb1 million.

         No director had waived or agreed to waive any emoluments during the year.

     (b) Five highest paid individuals

         For the year ended December 31, 2003, none of the five individuals, whose emoluments were the highest in the Company and its subsidiaries, were directors (2002 and 2001: all of the five individuals were directors). The emoluments payable to the five highest paid individuals during the year are as follows:


                                                                            2003           2002           2001
                                                                         ----------     -----------    ----------
                                                                            `000           `000           `000
        Basic salaries and allowances                                       516             477           404
        Bonuses                                                            1,835           1,034          815
        Pensions                                                            192             282           112
                                                                         ----------     -----------    ----------
                                                                           2,543           1,793         1,331
                                                                         ==========     ===========    ==========



10.  Property, Plant and Equipment, NET

     Property, plant and equipment, net comprised:


                                                              2003                                              2002
                     -------------------------------------------------------------------------------------   ----------
                                      Electric
                                      Utility
                                      Plant in    Transportation               Construction-
                       Buildings      Service       Facilities     Others      in-progress      Total            Total
                    --------------  -----------  ----------------  -------   ----------------  -----------   ----------
                         `000           `000           `000          `000           `000          `000          `000
    Cost
    ----
    Beginning of year  2,097,231    52,567,658        634,870      1,067,217       685,758     57,052,734    50,014,849
    Reclassification    (895,175)      809,030        (49,930)       136,075             -              -             -
    Acquisition
       (Note 3)          131,452     1,022,451         18,184        115,027     1,798,389      3,085,503     4,923,490
    Additions              5,432        26,144            245         46,039     2,655,419      2,733,279     2,257,383
    Transfer from CIP     23,540       885,859            699         39,304      (949,402)             -             -
    Disposals             (5,698)     (295,512)             -       (108,771)            -       (409,981)     (142,988)
                     ------------   ------------  --------------  -----------  -------------  ------------   -----------
    End of year        1,356,782    55,015,630        604,068      1,294,891     4,190,164     62,461,535    57,052,734
                     ------------   ------------  --------------  -----------  -------------  ------------   -----------
    Accumulated Depreciation
    ------------------------
    Beginning of year    419,048    14,913,396        127,132        489,690             -     15,949,266    12,457,735
    Reclassification    (153,025)      169,355        (12,073)        (4,257)            -              -             -
    Charge for the
    year                  68,331     3,877,634         30,035        141,478             -      4,117,478     3,533,609
    Written back on
         disposals        (2,054)     (184,152)             -        (77,368)            -       (263,574)      (42,078)
                     ------------   ------------  --------------  -----------  -------------  ------------   -----------
    End of year          332,300    18,776,233        145,094        549,543             -     19,803,170    15,949,266
                     ------------   ------------  --------------  -----------  -------------  ------------   -----------
    Net Book Value
    --------------
    End of year        1,024,482    36,239,397        458,974        745,348     4,190,164     42,658,365    41,103,468
                     ============   ============  ==============  ===========  =============  ============   ===========
    Beginning of year  1,678,183    37,654,262        507,738        577,527       685,758     41,103,468    37,557,114
                     ============   ============  ==============  ===========  =============  ============   ===========

     Borrowing costs capitalised to construction-in-progress for the year ended December 31, 2003 amounted to approximately Rmb40 million (2002:
     Rmb116 million). The capitalisation rate used to determine the amount of borrowing costs eligible for capitalisation was 5.06% per annum for the year ended December 31, 2003 (2002: 5.25%).

     There was no write-down of any property, plant and equipment during the year.



11. INVESTMENT IN ASSOCIATEs


                                                                                        2003             2002
                                                                                    ------------     ------------
                                                                                        `000             `000
    Beginning of year                                                                  200,960          226,488
    Acquisition of 44.16% equity interest of Huaiyin Power Company (Note 3)                  -          271,598
    Acquisition of 25% equity interest of SEG (Note 3)                               2,404,562                -
    Share of results before tax                                                        212,091          (11,145)
    Share of tax (Note 32)                                                             (51,582)          (5,059)
    Transfer to investment in subsidiary as a result of acquisition of                       -         (280,922)
    additional interest (Note 3)
                                                                                    ------------     ------------
    End of year                                                                      2,766,031          200,960
                                                                                    ============     ============

     The share of results before tax included the amortisation charge of goodwill of Rmb55 million (2002: nil) in respect of the acquisition of an associate. Investment in associates at December 31, 2003 included goodwill with a carrying amount of Rmb765 million (2002: nil).

     As of December 31, 2003, the following are details of the Company's investment in associates:


                                                         Percentage of         Issued and
                                 Country and date       equity interest        fully paid           Principal
             Name                of incorporation            held                capital            activities
--------------------------     --------------------    ----------------     ----------------     ----------------
    Rizhao Power Company        PRC; March 20, 1996         25.5%           US$150,000,000      Power generation

    SEG                         PRC; July 16, 1997            25%           Rmb955,555,556      Power generation




12. INVESTMENT IN SUBSIDIARIES

     As of December 31, 2003, the Company had equity interests in the following subsidiaries:


                                                                    Percentage
                                                                    of equity
                                          Country, date of           interest         Issued and
                                       incorporation and type        directly         fully paid       Principal
        Name of subsidiaries              of legal entity              held            capital         activities
--------------------------------     -------------------------    -------------   -----------------   -------------
    Weihai Power Company              PRC; November 22, 1993;          60%          Rmb761,832,800     Power
                                      Limited liability                                                generation
                                      company

    Taicang Power Company             PRC; June 19, 1997;              75%          Rmb682,840,000     Power
                                      Limited liability                                                generation
                                      company

    Huaiyin Power Company             PRC; January 26, 1995;          63.64%        Rmb265,000,000     Power
                                      Limited liability                                                generation
                                      company

    Qinbei Power Company              PRC; July 12, 1995;              55%          Rmb10,000,000      Power
                                      Limited liability                                                generation
                                      company

    Yushe Power Company               PRC; November 29, 1994;          60%          Rmb80,000,000      Power
                                      Limited liability                                                generation
                                      company


     Summarized financial information of the two subsidiaries (Qinbei Power Company and Yushe Power Company) acquired in 2003 is as follows:

                                                                                                 As of December
                                                                                                    31, 2003
                                                                                               -----------------
                                                                                                      `000
    Balance sheet
    Current assets                                                                                  323,032
    Long-term assets                                                                              2,739,414
                                                                                               -----------------
    Total assets                                                                                  3,062,446
                                                                                               =================

    Current liabilities                                                                           1,073,960
    Long-term liabilities                                                                         1,641,484
                                                                                               -----------------
    Total liabilities                                                                             2,715,444
                                                                                               =================

                                                                                                 For the period
                                                                                                    from the
                                                                                               effective date of
                                                                                                the acquisition
                                                                                                to December 31,
                                                                                               -----------------
                                                                                                      2003
                                                                                                      `000
    Income statement
    Revenue                                                                                          57,348
    Expenses                                                                                        (54,282)
                                                                                               -----------------
    Net profit                                                                                        3,066
                                                                                               =================


13.  AVAILABLE-FOR-SALE INVESTMENT

     Available-for sale investment represents a 3% equity interest (unlisted) in a power generation company China Yangtze Power Co., Ltd. ("Yangtze Power") in the PRC.

     The investment does not have a quoted market price in an active market. There is no appropriate method to reliably measure its fair values. Accordingly, the investment is stated at cost and subject to review for impairment loss.



14.  GOODWILL AND NEGATIVE GOODWILL

     Goodwill and negative goodwill arose from acquisitions. Goodwill and negative goodwill are recognized in the income statement as other operating expenses and deduction of other operating expenses respectively on a systematic basis over the remaining weighted average useful lives of the identifiable acquired depreciable/ amortisable assets (see Note 3). The movement on the carrying amount of goodwill and negative goodwill during the year is as follows:


                                                                                      Negative
                                                                     Goodwill         goodwill          Total
                                                                  --------------   --------------    -----------
                                                                       `000             `000             `000
    Year  ended December 31, 2002:

    Beginning of year                                                      -        (2,225,505)      (2,225,505)
    Addition from acquisitions (Note 3)                              127,710                -          127,710
    Amortisation for the year                                         (1,150)         247,278          246,128
                                                                  --------------   --------------    -----------
    End of year                                                      126,560        (1,978,227)      (1,851,667)
                                                                  ==============   ==============    ===========
    As of December 31, 2002

    Cost                                                             127,710        (2,472,784)      (2,345,074)
    Accumulated amortisation                                          (1,150)         494,557          493,407
                                                                  --------------   --------------    -----------
    Net book value                                                   126,560        (1,978,227)      (1,851,667)
                                                                  ==============   ==============    ===========
    Year ended December 31, 2003:

    Beginning of year                                                126,560        (1,978,227)      (1,851,667)
    Addition from acquisitions (Note 3)                              197,486                -          197,486
    Amortisation for the year                                        (25,170)         247,278          222,108
                                                                  --------------   --------------    -----------
    End of year                                                      298,876        (1,730,949)      (1,432,073)
                                                                  ==============   ==============    ===========
    As of December 31, 2003

    Cost                                                             325,196        (2,472,784)      (2,147,588)
    Accumulated amortisation                                         (26,320)         741,835          715,515
                                                                  --------------   --------------    -----------
    Net book value                                                   298,876        (1,730,949)      (1,432,073)
                                                                  ==============   ==============    ===========



15. Inventories, NET

     Inventories comprised:


                                                                                   2003                2002
                                                                              -------------       -------------
                                                                                   `000                `000
    Fuel (coal and oil) for power generation                                      308,861              434,726
    Material and other supplies                                                   505,041              500,854
                                                                              -------------       -------------
                                                                                  813,902              935,580

    Less: provision for inventory obsolescence                                    (13,621)             (12,239)
                                                                              -------------       -------------
                                                                                  800,281              923,341
                                                                              =============       =============

     As of December 31 2003, approximately Rmb406 million of the total carrying amount of inventories are carried at net realisable value (2002:
     Rmb396 million)



16.  Other Receivables and Assets, NET

     Other receivables and assets comprised:


                                                                                  2003                 2002
                                                                              -------------       -------------
                                                                                  `000                 `000
    Prepayments for inventories                                                    76,543               6,113
    Prepayments for contractors                                                    42,282              20,356
    Interest receivable on temporary cash investments                               3,291               3,792
    Receivable from Shantou Coal Port Group Company                                     -              70,000
    Others                                                                        191,190             164,088
                                                                              -------------       -------------
                                                                                  313,306             264,349

    Less: Provision for doubtful accounts                                         (53,885)            (21,444)
                                                                              -------------       -------------
                                                                                  259,421             242,905
                                                                              =============       =============



17. Accounts receivable

     Accounts receivable comprised:

                                                                                  2003                 2002
                                                                              -------------       -------------
                                                                                  `000                 `000
    Accounts receivable                                                         2,356,826           1,889,083
    Notes receivable                                                              447,200             472,750
                                                                              -------------       -------------
                                                                                2,804,026           2,361,833
                                                                              =============       =============


     The Company and its subsidiaries usually grant about one month credit period to all the local grid companies from the end of the month in which the sales are made.

     As of December 31, 2003, the aging analysis of accounts receivable was as follows:


                                                                                  2003                 2002
                                                                              -------------       -------------
                                                                                  `000                 `000
    Within one year                                                             2,800,330           2,357,213
    Between one to two years                                                            -               4,620
    Between two to three years                                                      3,696                   -
                                                                              -------------       -------------
                                                                                2,804,026           2,361,833
                                                                              =============       =============



     As of December 31, 2003, the maturity period of the notes receivable ranged from one month to six months (2002: one month to six months).



18.  Temporary Cash Investments

     Temporary cash investments consist of fixed-term deposits denominated in Renminbi and US dollars with original maturities ranging from more than three months to one year.


19.  Capitalisation

     Authorized Share Capital

     As of December 31, 2003, the authorized share capital of the Company was Rmb6,027,671,200, divided into 6,027,671,200 shares of Rmb1.00 each. In addition, the issued and fully paid share capital of the Company as of December 31, 2003 was Rmb6,027,671,200 (2002: Rmb6,000,273,960)
     comprising of 4,500,000,000 Domestic Shares and 1,527,671,200 Overseas Listed Foreign Shares. The holders of Overseas Listed Foreign Shares and Domestic Shares, with minor exceptions, are entitled to the same economic and voting rights.

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

     The noteholders converted the convertible notes with principal of US$20 million to 685,931 ADS (27,397,240 H shares equivalent) during the year ended December 31, 2003 (see Note 22).

19.  CAPITALISATION (CONT'D)

     Conversion of the Additional Paid-in Capital and the Statutory Surplus Reserve Fund to Share Capital

     On March 16, 2004, the Board resolved to propose to convert part of the additional paid-in capital and the statutory surplus reserve fund into share capital by issuing new shares to all of its shareholders on the basis of 5 new shares for every 10 existing ordinary shares (3 of which from additional paid-in capital and 2 from statutory surplus reserve fund). The proposal is subjected to shareholders' approval at the annual general meeting.


20.  APPROPRIATION AND DISTRIBUTION OF PROFIT

     The Board of Directors decides on an annual basis the percentages of the profit after tax, as determined under the PRC accounting standards and regulations, to be appropriated to the statutory surplus reserve fund, the statutory public welfare fund and, on an optional basis, the discretionary surplus reserve fund. When the balance of the statutory surplus reserve fund reaches 50% of the Company's share capital, any further appropriation will be optional. The statutory surplus reserve fund can be used to offset prior years' losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholding or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of registered capital. The statutory public welfare fund can only be utilised on capital items for the collective benefits of the Company's employees. Titles of these capital items will remain with the Company. This fund is non-distributable other than in liquidation. The discretionary surplus reserve fund can be provided and used in accordance with the resolutions of the shareholders.

     For the year ended December 31, 2003, the Board of Directors resolved the following on March 16, 2004:

     (i)    to appropriate 10% and 7.5% (2002: 10% and 7.5%; 2001: 10% and
            7.5%), respectively, of the profit after taxation as determined under the PRC accounting standards and regulations to the statutory surplus reserve fund and the statutory public welfare fund. The total amount of appropriation is approximately Rmb955 million (2002: Rmb714 million; 2001 Rmb636 million).

     (ii) to make no appropriation to the discretionary surplus reserve fund.

     In accordance with the Articles of Association, earnings available for distribution by the Company will be based on the lowest of the amounts determined in accordance with (a) the PRC accounting standards and regulations, (b) IFRS and (c) US GAAP. The amount of distributable profit resulting from the current year operation after appropriation to dedicated capital for the year ended December 31, 2003 was approximately Rmb4.48 billion (2002: Rmb3.18 billion; 2001: Rmb2.70 billion). The cumulative balance of distributable profit as of December 31, 2003 was approximately Rmb10.97 billion (2002: Rmb9.13 billion; 2001: Rmb9.31 billion).


21.  DIvidends

     On March 16, 2004, the Board of Directors proposed a cash dividend of Rmb0.50 per share, totaling approximately Rmb3,014 million, together with an issue of bonus shares on the basis of 5 bonus shares for every 10 existing ordinary shares. This proposal is subject to the approval of the shareholders at the annual general meeting. These financial statements do not reflect this dividend payable, which will be accounted for in shareholders' equity as an appropriation of retained earnings in the year ending December 31, 2004.

     On May 28, 2003, the shareholders approved the declaration of Rmb0.34 (2001: Rmb0.30) per share, totaling Rmb2,049 million (2001: Rmb1,800 million) in respect of the year ended December 31, 2002, based on the 6,027,671,200 outstanding shares on the date, in their annual general meeting.


22.  Convertible notes

     In May 1997, the Company issued at par value convertible notes with an aggregate principal amount of US$230 million at 1.75% due 2004. These notes are listed on the New York Stock Exchange and the Luxemburg Stock Exchange. The notes mature on May 21, 2004, unless previously redeemed or converted.


22.  CONVERTIBLE NOTES (CONT'D)


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

     Before May 21, 2002, the put option for the noteholders to redeem the notes at 128.575% of the principal amount of the notes was accounted for as an embedded derivative. It was separated from the host contract of the convertible notes and measured at its fair value with changes in fair value included in net profit or loss. The liability component was measured at amortised cost.

     The fair value of the put option was determined on the following basis:

     (i) No fair value was attributed to the share conversion option. Management believed that the probability of the noteholders exercising the conversion option was very low because the prevailing share price of the Company was significantly below 128.575% of the principal amount of the notes.

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

     At the beginning of 2001 in which IAS 39 was initially applied, the Company recognised the put option of the convertible notes, which allows the noteholders to redeem the convertible notes at a premium, as an embedded derivative and measured it at fair value. The difference between the previous carrying amount and the current fair value amounted to approximately Rmb229 million, which was recognised as an adjustment to the opening retained earnings as of January 1, 2001.

     In addition, in accordance with IAS 39, the liability component is measured at amortised cost. The difference of approximately Rmb235 million compared with the previous carrying amount was recognised as an adjustment to the opening retained earnings as of January 1, 2001.

     During the year ended December 31, 2001, the Company recorded a loss amounting to approximately Rmb47 million arising from the changes in the fair value of the put option during the year.

     On May 21, 2002, the noteholders, by exercising their put option rights, redeemed a substantial portion of the convertible notes with an aggregate principal amount of US$209,685,000, at 128.575% of the principal amount together with accrued interest. Upon the redemption, the equity component attributable to the redeemed portion of the convertible notes amounting to approximately Rmb465 million was transferred to additional paid-in capital as of May 21, 2002. The net shortfall of approximately Rmb42 million between (a) the sum of the relevant principal amount plus accrued interest and the 28.575% put premium settled upon redemption and (b) the sum of the amortised cost of the liability component attributable to the redeemed portion of the convertible notes and the total carrying amount of the put option value as of May 21, 2003, was charged to the income statement as interest expense.

22.  CONVERTIBLE NOTES (CONT'D)

     During the year ended December 31, 2003, convertible notes with principal of US$20 million were converted by noteholders to 684,931 ADS (27,397,240 H shares equivalent) (2002: principal of US$200,000, converted to 6,849ADS, 273,960 H shares equivalent). Upon the conversion, the equity component attributable to the converted portion of the convertible notes amounting to Rmb44 million was transferred to additional paid-in-capital (2002 Rmb0.44 million; 2001: nil).


23.  Long-term Loans from Shareholders

     Long-term loans from shareholders comprised the United States dollar ("US$") denominated bank loans on lent by HIPDC. These loans bear both fixed and floating interest rates that ranged from 3.62% to 4.01% per annum for the year ended December 31, 2003 (2002: 4.01% to 7.40%; 2001:
     4.25% to 7.40%), and are repayable in accordance with the repayment schedules set by the banks.

     The shareholders' loans are repayable as follows:


                                                                                  2003                 2002
                                                                              -------------       -------------
                                                                                  `000                 `000
    Within one year                                                               388,875             388,891
    Between one to two years                                                            -             388,891
                                                                              -------------       -------------
                                                                                  388,875             777,782

    Less: Amount due within one year included under current liabilities          (388,875)           (388,891)
                                                                              -------------       -------------
                                                                                        -             388,891
                                                                              =============       =============


24.  Long-term Bank Loans

     Long-term bank loans comprised:


                                                                          2003                         2002
                                                             ------------------------------       -------------
                                                                US$'000          Rmb'000             Rmb'000
                                                             -------------    -------------       -------------
    Renminbi bank loans (a)                                                     4,064,499           2,053,000

    United States dollar bank loans (b)                          803,465        6,650,061           8,340,253
                                                                              -------------       -------------
                                                                               10,714,560          10,393,253
                                                                              =============       =============

     a. Renminbi bank loans were borrowed from PRC banks to finance the construction of the power plants of the Company and its subsidiaries. These loans bore fixed interest rates from 4.94% to 6.21% per annum for the year ended December 31, 2003 (2002: 5.76% to 6.21%; 2001: 6.21%) and are repayable in accordance with the agreed repayment schedules set by the banks.

     b. United States dollar bank loans were borrowed to finance the construction of the power plants of the Company and its subsidiaries. These loans bore interest at lending rates (both fixed and floating) ranging from 1.18% to 6.60% per annum for the year ended December 31, 2003 (2002: 2.00% to 6.60%; 2001: 5.89% to
            6.60%), and are repayable in accordance with the agreed repayment schedules set by the banks. The Company had entered into interest rate swap agreements with PRC banks to convert certain floating rate bank loans into fixed rate debts to hedge against the interest rate risk (See Note 38).


24.  LONG-TERM BANK LOANS (CONT'D)

     The long-term bank loans are repayable as follows:


                                                                                  2003                 2002
                                                                              -------------       -------------
                                                                                  `000                 `000
    Within one year                                                             2,409,240           1,928,732
    Between one to two years                                                    1,058,155           2,179,281
    Between two to five years                                                   2,940,506           2,490,335
    Over five years                                                             4,306,659           3,794,905
                                                                              -------------       -------------
                                                                               10,714,560          10,393,253

    Less: Amount due within one year included under current liabilities        (2,409,240)         (1,928,732)
                                                                              -------------       -------------
                                                                                8,305,320           8,464,521
                                                                              =============       =============



25.  OTHER Long-term LoanS

     Other long-term loans comprised:


                                                                          2003                         2002
                                                       ------------------------------------       -------------
                                                       Original currency          Rmb'000             Rmb'000
                                                       ------------------    --------------       -------------
    Renminbi loans                                                                776,342             427,402
    Foreign currency bank loans
       US$                                                        21,429          177,358                   -
       Japanese Yen ("JPY")                                    1,785,714          137,970                   -
                                                                              -------------       -------------
                                                                                1,091,670             427,402
                                                                              =============       =============


     The other long term-loans were drawn from:


                                                                                  2003                 2002
                                                                              -------------       -------------
                                                                                  `000                 `000
    Long-term loan from WPDB                                                      106,389             106,389
    Long-term loan from Huaneng Finance                                           610,000             225,000
    Long-term loan from Jiangsu International Trust and Investment                 31,505              43,245
    Corporation
    Long-term loan from Huaian Investment Company                                   8,980              25,050
    Long-term loan from Jiangsu Electric Power Development Co,. Ltd                19,468              27,718
    Long-term foreign loans on lent by Ministry of Finance                        315,328                   -
                                                                              -------------       -------------
                                                                                1,091,670             427,402
                                                                              =============       =============



25.  OTHER LONG-TERM LOANS (CONT'D)

     The other long-term loans bear both fixed and floating interest rates, which ranged from 4.94% to 6.21% per annum for the year ended December 31, 2003 (2002: 5.64% to 6.21%; 2001: 6.21%), and are repayable in accordance with the repayment schedules set by the contracts.

     Other long-term loans are repayable as follows:


                                                                                  2003                 2002
                                                                              -------------       -------------
                                                                                  `000                 `000
    Within one year                                                               243,386              96,013
    Between one to two years                                                      267,044             106,389
    Between two to five years                                                     476,131             225,000
    Over five years                                                               105,109                   -
                                                                              -------------       -------------
                                                                                1,091,670             427,402
    Less: Amounts due within one year included under current liabilities         (243,386)            (96,013)
                                                                              -------------       -------------
                                                                                  848,284             331,389
                                                                              =============       =============


26.  Accounts Payable and OTHER Liabilities

     Accounts payable and other liabilities comprised:

                                                                                  2003                 2002
                                                                              -------------       -------------
                                                                                  `000                 `000
    Accounts payable                                                              635,860             471,609
    Deferred revenue                                                              987,500             939,564
    Payable to contractors for construction                                       846,473           1,333,448
    Other payable to contractors                                                  207,257             140,328
    Accrued interest                                                               96,127             115,861
    Others                                                                        569,300             733,540
                                                                              -------------       -------------
                                                                                3,342,517           3,734,350
                                                                              =============       =============

     As of December 31, 2003, the aging analysis of accounts payable was as follows:

                                                                                  2003                 2002
                                                                              -------------       -------------
                                                                                  `000                 `000
    Within one year                                                               595,994             465,624
    Between one to two year                                                        36,188               3,395
    Over two years                                                                  3,678               2,590
                                                                              -------------       -------------
                                                                                  635,860             471,609
                                                                              =============       =============


27.  Taxes Payable

     Taxes payable comprised:


                                                                                  2003                 2002
                                                                              -------------       -------------
                                                                                  `000                 `000
    VAT payable                                                                   415,147             291,456
    Income tax payable                                                            472,850             311,436
    Others                                                                         29,365              17,297
                                                                              -------------       -------------
                                                                                  917,362             620,189
                                                                              =============       =============


28.  Short-term LoanS

     Short-term loans are denominated in Renminbi and bear interest at the prevailing interest rates in the PRC, which ranged from 4.54% to 5.05% per annum for the year ended December 31, 2003 (2002: 4.78% to 5.56%; 2001: 5.30%), and are repayable within one year (see Note 7(g)).


29.  DEFERRED INCOME TAXES

     Deferred income taxes are calculated in full on temporary differences under the liability method using the applicable tax rates for the respective operating units.

     The movement on the deferred income tax account is as follows:


                                                                                  2003                 2002
                                                                              -------------       -------------
                                                                                  `000                 `000
    As of January 1                                                               121,853                   -

    Acquisitions (Note 3)                                                         (21,809)            109,568
    Income statement charge (Note 32)                                             (18,241)             12,285
                                                                              -------------       -------------
    As of December 31                                                              81,803             121,853
                                                                              =============       =============



     The power plants acquired in 2003 (Note 3) recognized deferred tax assets for the temporary differences of amortisation of prepaid land use rights, provisions for doubtful debt and others.

     The Company and its subsidiary recognized deferred tax liabilities mainly arising from the acquisitions of the Shidongkou I Power Plant, Changxing Power Plant, Taicang Power Company and Huaiyin Power Company in 2002. The initial recognition of the identifiable assets and liabilities acquired was based on valuations performed by valuers. The resulting valuation surplus is not a tax deductible credit. Deferred tax liability of approximately Rmb107 million relating to this temporary difference was recorded in 2002.

     The movement in deferred tax assets and liabilities during the year is as follows:


                                                                           Difference in
                                                   --------------------------------------------------------------
                                                   Amortisation of
                                                    prepaid land      Provisions for
    Deferred tax assets                              use rights       doubtful debts      Others         Total
                                                   ----------------   ---------------   ----------   ------------
                                                       '000              '000              '000           '000
    As of January 1, 2003                                   -               -                  -              -
    Acquisition of power plants                        13,261           3,288              5,260         21,809
    charged to profit and loss account                    (22)            (69)              (407)          (498)
                                                   ----------------   ---------------   ----------   ------------
    As of December 31, 2003                            13,239           3,219              4,853         21,311
                                                   ================   ===============   ==========   ============


                                                                                      Difference in depreciation
                                                                                     ----------------------------
   Deferred tax liabilities                                                                      '000

   As of January 1, 2003                                                                         121,853
   Credited to profit and loss account                                                           (18,739)
                                                                                     ----------------------------

   As of December 31, 2003                                                                       103,114
                                                                                     ============================


29.  DEFERRED INCOME TAXES (CONT'D)

     Deferred income tax assets and liabilities are offset when there is legally enforceable right to set off current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated balance sheet:


                                                                                  2003                 2002
                                                                              -------------       -------------
                                                                                  '000                 '000
   Deferred tax assets                                                            (21,311)                  -
   Deferred tax liabilities                                                       103,114             121,853
                                                                              -------------       -------------
                                                                                   81,803             121,853
                                                                              =============       =============
   The amounts shown in the consolidated balance sheet include the following:

   Deferred tax assets to be recovered after more than 12 months                  (21,311)                  -
   Deferred tax liabilities to be settled after more than 12 months                84,375             121,853
                                                                              =============       =============



30.  ADDITIONAL FINANCIAL INFORMATION ON BALANCE SHEET

     As of December 31, 2003, the net current liabilities of the Company and its subsidiaries amounted to approximately Rmb939 million (2002: net current assets Rmb33 million). On the same date, the total assets less current liabilities was approximately Rmb44,367 million (2002: Rmb40,809 million).


31.  HOUSING SCHEME

     In accordance with the PRC housing reform regulations, the Company and its subsidiaries are required to make contributions to the State-sponsored housing fund at 7%-11% of the specified salary amount of the PRC employees. At the same time, the employees are required to make a contribution equal to the Company's and its subsidiaries' contribution out of their payroll. The employees are entitled to claim the entire sum of the fund under certain specified withdrawal circumstances. For the year ended December 31, 2003, the Company and its subsidiaries contributed approximately Rmb77 million (2002: Rmb71 million; 2001: Rmb31 million) to the fund.

     In addition, the Company and its subsidiaries provided housing benefits to certain employees to enable them to purchase living quarters from the Company and its subsidiaries at a substantial discount. Such housing benefits represent the difference between the cost of the staff quarters sold to and the net proceeds collected from the employees. The provision of housing benefits is expected to benefit the Company and its subsidiaries over the estimated remaining average service life of the relevant employees. For the year ended December 31, 2003, the housing benefits provided by the Company and its subsidiaries to the employees amounted to approximately Rmb29 million (2002: Rmb18 million; 2001: Rmb16 million) which is recorded as a long-term deferred asset and amortised over the remaining average service life of the relevant employees which is estimated to be about 10 years.

     The Company and its subsidiaries have no further obligation for housing benefits.



32.  Income Tax EXPENSE

     Income tax expense comprised:


                                                              2003                2002                 2001
                                                          ------------         ----------           -----------
                                                              `000                `000                 `000
    Current tax expense                                     1,116,100             963,510             715,220
    Deferred tax (Note 29)                                    (18,241)             12,285                   -
    Share of tax of associates (Note 11)                       51,582               5,059                   -
                                                          ------------         ----------           -----------
                                                            1,149,441             980,854             715,220
                                                          ============         ==========           ===========

     The reconciliation of the effective income tax rate to the statutory income tax rate in the PRC is as follows:

                                                              2003                2002                 2001
                                                          ------------         ----------           -----------
    Average statutory tax rate                                 18%                 18%                 17%
    Effect of tax holiday                                     (1%)                (1%)                 (2%)
    Others                                                      -                  2%                   2%
                                                          ------------         ----------           -----------
    Effective tax rate                                         17%                 19%                 17%
                                                          ============         ==========           ===========

     The aggregate effect of the tax holiday was approximately Rmb61 million for the year ended December 31, 2003 (2002: Rmb58 million; 2001: Rmb79 million).

     The average statutory tax rate for the year ended December 31, 2003 represented the weighted average tax rate of the head office and the individual power plants calculated on the basis of the relative amounts of net profit before tax and the applicable statutory tax rates.


33. MINORITY INTERESTS


                                                                                  2003                 2002
                                                                              -------------       -------------
                                                                                  `000                 `000
    As of January 1                                                               910,704             486,261
    Acquisitions (Note 3)                                                         115,639             330,993
    Minority shares in net profit of subsidiaries                                 183,894             156,034
    Capital injection from minority shareholders of subsidiaries                   77,632                   -
    Dividends paid                                                               (132,672)            (62,584)
                                                                              -------------       -------------
    As of December 31                                                           1,155,197             910,704
                                                                              =============       =============




34.  Earnings per share


                                      2003                          2002                           2001
                          ---------------------------    ---------------------------   ---------------------------
                                     Weighted   Per                 Weighted   Per               Weighted    Per
                          Net        Average   Share     Net        Average   Share     Net       Average   Share
                         Profit      Shares   Amount     Profit     Shares   Amount    Profit     Shares   Amount
                        --------   ---------  -------   --------   --------- -------  -------   ---------  --------
                           `000       `000                `000       `000               `000       `000
Earnings per Share
Net profit
   attributable to
   shareholders           5,430,408  6,019,114    0.90   3,921,004  6,000,099   0.65   3,450,658  5,693,750    0.61
Finance costs in
   relation to
   convertible notes
   and the relevant
   put option (net of
   tax effect)               2,746          -              41,368           -            128,955          -
Effect of assumed
   conversion                    -      8,715                   -     139,754                  -    315,068
                        ----------   --------            --------    --------            -------    -------
Diluted Earnings per
   Share
Net profit
   attributable to
   shareholders plus
   effect of assumed
   conversion            5,433,154  6,027,829    0.90   3,962,372   6,139,853   0.65   3,579,613  6,008,818    0.60
                        ==========  =========           =========   =========          =========  =========

     Basic earnings per share was computed by dividing the net profit attributable to shareholders for the year by the weighted average number of ordinary shares outstanding during the year. On a diluted basis, both net profit and the weighted average number of ordinary shares outstanding were adjusted on the assumption that the convertible notes (see Note 22) had been fully converted at the beginning of the year.


35.  Notes to Cash Flow STATEMENT

     a. Analysis of cash and cash equivalents

         As of December 31, 2003, cash and cash equivalents consisted of:


                                                               2003                2002                2001
                                                          ------------         ----------           -----------
                                                               `000                `000                `000
        Cash in Rmb                                                726                 266                381
        Current deposits
           Rmb                                               3,763,015           2,815,473          2,123,393
           US$ denominated                                     234,468             186,862             49,362
           JPY denominated                                     130,439                   -                  -
                                                          ------------         -----------          -----------
        Total cash and cash equivalents                      4,128,648           3,002,601          2,173,136
                                                          ============         ===========          ===========

     b. Undrawn borrowing facilities

         The Company has obtained unsecured borrowing facilities from banks amounting to Rmb7 billion (2002: Rmb7 billion) and Rmb5 billion (2002: Rmb5 billion) to finance its funding requirements for a period of three years starting from September 18, 2003 and March 4, 2002, respectively. As of December 31, 2003, the unutilized borrowing facilities amounted to Rmb11,998 million (2002: Rmb11,993 million). Such borrowing facilities would be drawn down in accordance with the level of working capital and planned capital expenditure of the Company and its subsidiaries.



36.  OBLIGATIONS AND COMMITMENTS

     a.  Capital and Operational Commitments

         Commitments mainly relate to the construction of new power projects, certain complementary facilities and renovation projects for existing power plants and the purchase of coal. Commitments outstanding as of December 31, 2003 not provided for in the balance sheet were as follows:


                                                                                  2003                 2002
                                                                              -------------       -------------
                                                                                  `000                 `000
        Authorized and contracted for
           - purchase of inventories                                            2,279,191           2,012,170
           - construction                                                       9,793,244             643,344
                                                                              -------------       -------------
                                                                               12,072,435           2,655,514
                                                                              =============       =============


     b.  Operating Lease Commitments

         The Company has various operating lease arrangements with HIPDC for land and buildings (see Note 7). Some of the leases contain renewal options. Most of the leases contain escalation clauses. Lease terms do not contain restrictions on the Company's activities concerning dividends, additional debts or further leasing.

         Total future minimum lease payments under non-cancellable operating leases in respect of land and buildings of the Head Office, the Nanjing Power Plant and the Shanghai Power Plant are as follows:


                                                                                  2003                 2002
                                                                              -------------       -------------
                                                                                  `000                 `000
        Land and buildings
           - not later than one year                                               32,334              32,334
           - later than one year and not later than two years                       7,334              32,334
           - later than two years and not later than five years                    22,002              22,002
           - later than five years                                                284,360             291,694
                                                                              -------------       -------------
                                                                                  346,030             378,364
                                                                              =============       =============

         In accordance with the land use operating lease agreement signed by the Dezhou Power Plant and the relevant land management authorities for the land occupied by Dezhou Phase I and Phase II, annual rental is approximately Rmb30 million effective June 1994 and is subject to revision five years after the said date. Thereafter, the annual rental is subject to revision once every three years. The increment for each rental revision is restricted to no more than 30 percent of the previous annual rental amount. For the year ended December 31, 2003, the annual rental is approximately Rmb30 million.


37.  contingent liabilities


                                                                                  2003                 2002
                                                                              -------------       -------------
                                                                                  `000                 `000
        Guarantee for loan facilities
           - granted to an associate                                              339,250             399,250




38.  interest rate swaps

     As of 31st December, 2003, the notional amount of the outstanding interest rate swap agreements was approximately US$20.5 million (2002:
     US$52 million). Such agreements will mature in September 2004. For the year ended December 31, 2003, there was a gain amounting to approximately Rmb11.8 million (2002: Rmb2.2 million) arising from changes in the fair value of the interest rate swaps subsequent to initial recognition. Since the hedging relationship does not meet all of the conditions required for special hedge accounting as set out in IAS 39, the gain was credited to earnings in current year.


39.  FAIR VALUE OF FINANCIAL INSTRUMENTs

     The Company and its subsidiaries' financial instruments not carried at fair value are cash and cash equivalents, temporary cash investments, accounts receivables, other current assets, other non-current assets, accounts and other payables, short-term borrowings, long-term borrowings and held-to-maturity investments.

     The carrying amounts of the Company and its subsidiaries' cash and cash equivalents, temporary cash investments, short-term investments, short-term borrowings and other current financial assets and liabilities approximated their fair value due to the short-term maturity of these instruments.

     Similarly, the historical cost carrying amounts of receivables and payables which are all subject to normal trade credit terms approximate their fair values.

     Available-for-sale investments are measured at cost as they are not traded in an active market and their fair value cannot be reliably measured.

     The estimated fair value of long-term debt including current maturities was Rmb12.43 billion as of December 31, 2003 (2002: Rmb11.93 billion). The fair value of long-term debt is determined by discounting the stream of future payments of interest and principal at the prevailing market interest rates for comparable instruments. The book value of these liabilities was Rmb12.20 billion as of December 31, 2003 (2002: Rmb11.75 billion).


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

     For the year ended December 31, 2003, the Company and its subsidiaries sold electricity to five major customers, each of which amounted to 10% or more of the operating revenue. In aggregation, these customers represented approximately 77% (2002: 90%; 2001: 90%) of the operating revenue of the Company and its subsidiaries.


41.  US GAAP INFORMATION

     The consolidated financial statements of the Company and its subsidiaries prepared under IFRS differ in certain respects from those prepared under generally accepted accounting principles in the United States of America ("US GAAP"). Significant differences between IFRS and US GAAP, which affect the equity and net profit of the Company and its subsidiaries, are summarised below:

     (a) Effect of the Acquisition of Entities under Common Control

         Under IFRS, the Company and its subsidiaries adopted the acquisition method to account for the acquisition of 70% equity interest in Shidongkou I Power Plant, 70% equity interest in Taicang Power Company and all of the assets and liabilities of Changxing Power Plant in July 2002 and the acquisition of 55% equity interest in Qinbei Power Company, 60% equity interest in Yushe Power Company and all of the assets and liabilities of Xindian Power Plant in October 2003. Under the acquisition method, the results of the acquired businesses are included in the results of operations of the Company and its subsidiaries from the date of the acquisition. The difference between the purchase consideration and the fair value of the underlying net assets acquired is treated as goodwill and amortised on a systematic basis to the income statement over its useful economic life, being the remaining weighted average useful life of the acquired depreciable or amortisable assets.

         As the Company and its subsidiaries, Shidongkou I Power Plant, Taicang Power Company, Changxing Power Plant, Qinbei Power Company, Yushe Power Company, and Xindian Power Plant were under the common control of the Huaneng Group prior to the acquisition, under US GAAP, the acquisition is considered to be a transfer of businesses under common control and the acquired assets and liabilities are accounted for at historical cost in a manner similar to the pooling of interests method. Accordingly, the consolidated financial statements for all periods presented shall be retroactively restated as if the current structure and operations resulting from the acquisition had been in existence since the beginning of the earliest period presented, with financial data of previously separate entities combined. The cash consideration paid by the Company is treated as an equity transaction in the year of the acquisition for US GAAP purposes. Accordingly, the resulting impact of depreciation and amortisation expenses on income is also different.

     (b) Effect of Acquisition of 30% Additional Equity Interests in Shidongkou I Power Plant, 5% Additional Equity Interests in Taicang Power Company and 44.16% Equity Interests in Huaiyin Power Company

         On July 1, 2002, the Company acquired 44.16% equity interests of Huaiyin Power Company from Huaneng Group. In addition, the Company also acquired 30% additional equity interests of Shidongkou I Power Plant and 5% additional equity interests of Taicang Power Company from Huaneng Group on December 31 2002.

         Under IFRS, upon the completion of the above acquisitions, the relevant equity interests of net assets of Shidongkou I Power Plant, Taicang Power Company and Huaiyin Power Company are recorded at fair value. The excess of the total cost of the acquisition over the fair value of the relevant portion of net assets of power plant acquired is recorded as goodwill. Such goodwill is amortised on a systematic basis to the income statement over its useful economic life, being the remaining weighted average useful life of the acquired depreciable or amortisable assets. Under US GAAP, upon completion of the above acquisitions, Huaneng Group's proportionate share in the net assets of Shidongkou I Power Plant, Taicang Power Company and Huaiyin Power Company being sold to the Company was recorded at the historical carrying value. The excess of the total cost of acquisition over the net assets acquired was recorded as a deemed contribution. Accordingly, the resulting impact of depreciation and amortisation expenses on income is also different.

41.  US GAAP INFORMATION (CONT'D)

     (c) Housing Benefits Provided by HIPDC

         HIPDC sold to certain qualified employees of the Company living quarters owned by HIPDC at preferential prices. The difference between the cost of living quarters and the sales proceeds received from the employees is considered to be housing benefits. Under IFRS, such housing benefits provided by HIPDC are not reflected in the financial statements of the Company. Under US GAAP, the amount of housing benefits provided by HIPDC to the employees of the Company are recognized as the Company's operating expenses on a straight-line basis over the estimated remaining average service life of the employees. The corresponding amount is recorded as an addition of capital contribution from HIPDC.

     (d) Acquisition of Shandong Huaneng

         Huaneng Group is the controlling parent company of HIPDC, which in turn is the controlling parent of the Company. Huaneng Group used to be one of the substantial shareholders of Shandong Huaneng, holding 33.09% equity interest in it before the Company's acquisition of Shandong Huaneng. Under IFRS, upon the completion of the acquisition of Shandong Huaneng, the entire net assets of Shandong Huaneng were recorded at fair value. The excess of the fair value of the entire net assets acquired over the total cost of the acquisition was recorded as negative goodwill. Under US GAAP, upon completion of the acquisition of Shandong Huaneng, Huaneng Group's proportionate share of 33.09% in the net assets of Shandong Huaneng being transferred to the Company was recorded at the historical carrying value. The excess of the proportionate share in the book value of the net assets acquired over the relevant portion of the cash consideration was recorded as a capital contribution to the Company. The book value of the remaining 66.91% of the net assets continues to be part of the recoverable rate base under the cost recovery formula of the tariff setting mechanism. Under US GAAP, the difference between these net asset values and the cash consideration was recorded as a reduction to the property, plant and equipment value of the respective power plants.

         As the amount of negative goodwill under IFRS is different from the amount of the reduction to property, plant and equipment under US GAAP due to the 33.09% portion of the net assets previously owned by Huaneng Group as described above and also that the negative goodwill under IFRS is recognized as income over the remaining weighted average useful life of the acquired depreciable or amortisable assets whereas, for US GAAP purpose, the property, plant and equipment, after the reduction described above, are depreciated over the respective assets' useful life, the net income under IFRS and US GAAP is different.

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

         In accordance with IAS 39, which was effective on January 1, 2001, the put option of the convertible notes, which allowed the noteholders to redeem the convertible notes at a premium, was separated from the host contract and accounted for as an embedded derivative. This put option was recorded as a liability and measured at its fair value. When IAS 39 was initially applied in 2001, the difference between the previous carrying amount and the fair value of the put option was recognised as an adjustment to the opening retained earnings as of January 1, 2001. In addition, the liability component was measured at amortised cost and the resulting difference with the previous carrying amount was recognized as an adjustment to the opening retained earnings as of January 1, 2001. After initial recognition, subsequent changes in the value of the put option and the amortised cost of the liability component were charged or credited to the income statements.

41.  US GAAP INFORMATION (CONT'D)

     (e) Accounting Treatment of Convertible Notes (Cont'd)

         Under US GAAP, it is permitted not to measure the put option separately at its fair value, as it represents a derivative embedded in a pre-1998 hybrid instrument. The Company continued to accrue for the put premium liability together with the interest payable on the notes using effective interest rate of 6.66% up to the redemption date of May 21, 2002. On May 21, 2002, a portion of the convertible notes was not redeemed by the noteholders. Under US GAAP, the relevant portion of the accrued put premium attributable to the remaining convertible notes not redeemed was amortised as a yield adjustment over the remaining term of the convertible notes because the put price exceeded the market value of the ordinary shares of the Company at the time of the redemption.

     (f) Capitalisation of Borrowing Costs

         In accordance with IAS 23, the Company capitalised interests on general borrowings used for the purpose of obtaining a qualifying asset in addition to the capitalisation of interest on specific borrowings.

         Under US regulatory accounting requirements, interest on funds borrowed generally and used for the purpose of obtaining a qualifying assets are not capitalised if such interests cannot be taken into consideration when determining the recoverable rate base for tariff setting purposes. Consequently, under US GAAP, the Company did not capitalise interest on general borrowings.

     (g) Reversal of goodwill amortisation

         Under IFRS, goodwill is amortised using the straight-line method over its estimated useful life and recognized in the income statement as other operating expenses. Under US GAAP, in accordance with Statement of Financial Accounting Standard Number 142 "Goodwill and Other Intangible Assets", goodwill is not amortised but tested for impairment on an annual basis and between annual tests in certain circumstances.

     (h) Deferred Tax Impact

         This represents deferred tax effect on the above GAAP differences where applicable.

     (i) US Regulatory Accounting

         Under US GAAP, Statement of Financial Accounting Standard Number 71 "Accounting for the Effects of Certain Types of Regulation" ("SFAS 71") is applicable to utilities in the United States whose regulators have the power to approve and/or regulate rates that may be charged to customers. SFAS 71 recognizes that the regulatory process produces economic effects which should be reflected in the financial statements. Because revenues are based on costs, SFAS 71 governs the period in which various costs are included in the income statements with the objective of matching costs with revenues. Provided that, through the rate setting process, the utility is substantially assured of recovering its allowable costs by the collection of revenue from its customers, such costs not yet recovered are deferred as regulatory assets. The regulatory process may also impose a liability on a rate-regulated enterprise, usually representing obligations to the enterprise's customers, which should be recognized as a regulatory liability.

         In order to apply SFAS 71, three criteria must be met. These criteria require that a) the power rates for regulated services or products provided to customers be established by or are subject to approval by an independent, third-party regulator or by an entity's own governing board empowered by statute or contract to establish power rates that bind customers; b) the regulated power rates are designed to recover the costs of providing the regulated services or products; and c) in view of the demand for the regulated services or products and the level of competition, direct and indirect, it is reasonable to assume that power rates, which are set at levels that will recover costs, can be charged to and collected from customers; this criterion requires consideration of anticipated changes in levels of demand or competition during the recovery period for any capitalised costs.

41.  US GAAP INFORMATION (CONT'D)

     (i) US Regulatory Acconting (Cont'd)

         The Company and its subsidiaries believe that all of their power plants meet these specific criteria of SFAS 71 with the exception of the Shidongkou I Power Plant, the Taicang Power Company, the Huaiyin Power Company, the Changxing Power Plant, the Qinbei Power Company, Yushe Power Company and Xindian Power Plant acquired in 2002 and 2003 (the "power plants acquired in 2002 and 2003"). Firstly, the power rates are established by an independent regulator, the provincial or local price bureau. Secondly, the pricing policy applicable to the power plants provides for rate-setting based on the specific costs of the power plants. This process has operated historically and will continue under the pricing policy. Finally, based on the significant demand for electricity in the Company and its subsidiaries' service territory, it is reasonable to assume that the authorized power rates will be collected from customers.

         With respect to the power plants acquired in 2002 and 2003, these criteria mentioned above are not met and, therefore, SFAS71 cannot be applied. Consequently, the power plants acquired in 2002 and 2003 have adopted US GAAP without specific reference to the regulatory basis of accounting provided for under SFAS71.

         Under IFRS, as there is no equivalent regulatory accounting standard, the Company's and its subsidiaries' policy is to recognize regulatory assets established under SFAS 71 only where they comprise rights or other access to future economic benefits as a result of past events; or to recognize regulatory liabilities only where they comprise a present obligation the settlement of which is expected to result in an outflow of resources embodying economic benefits.

         As of December 31, 2003 and 2002, there was no material difference in the recognition of both regulatory and non-regulatory assets and liabilities between IFRS and US GAAP.


41.  US GAAP INFORMATION (CONT'D)

         Differences between IFRS and US GAAP which affect the net assets and net profit of the Company and its subsidiaries are summarized below:


                                                                                Net Assets
                                                              ----------------------------------------
                                                              As of December 31,     As of December 31,
                                                      Note           2003                 2002
                                                    --------  ------------------     ------------------
                                                                   Rmb`000                Rmb`000
Net assets under IFRS                                               33,955,355              30,416,060
Impact of US GAAP adjustments  Note i:
   Effect of acquisition of Qinbei Power Company,
     Yushe Power Company and Xindian Power Plant       (a)            (417,368)                 97,690
   Effect of acquisition of Shidongkou I Power
     Plant, Taicang Power Company and Changxing
     Power Plant                                       (a)            (886,116)               (998,752)
   Effect of acquisition of 30% additional equity
     interests in Shidongkou I Power Plant, 5%
     additional equity interests in Taicang Power
     Company and 44.16% equity interests in
     Huaiyin Power Company                             (b)            (296,717)               (313,859)
   Recording of capital contribution arising from
     acquisition of Shandong Huaneng                   (d)             862,922                 862,922
   Difference in accounting treatment for
     acquisition of Shandong Huaneng                   (d)            (261,273)               (174,182)
   Adjustments on convertible notes
     - Reversal of equity component of the
       convertible notes                               (e)            (510,506)               (510,506)
     - Reversal of adjustment relating to the
       convertible notes arising from the initial
       adoption of IAS 39                              (e)             463,921                 463,921
     - Difference in accounting treatment of
       convertible notes                               (e)              37,933                   5,246
   Difference in capitalisation of borrowing costs     (f)             (93,890)                (88,412)
   Reversal of goodwill amortisation
     - Reversal of goodwill amortisation of equity
       investment in SEG                               (g)              54,639                       -
     - Reversal of goodwill amortisation of
       investment in Huaiyin Power Company             (g)              17,370                       -
   Applicable deferred tax impact of the above
     GAAP differences                                  (h)             200,674                 261,147
                                                              ------------------     ------------------
   Net assets under US GAAP Note i                                  33,126,944              30,021,275
                                                              ==================     ==================



41.  US GAAP INFORMATION (CONT'D)


                                                                                 Net profit
                                                                 -----------------------------------------
                                                                      For the year ended December 31,
                                                                 -----------------------------------------
                                                         Note        2003           2002           2001
                                                        ------   ----------      ----------     ----------
                                                                   Rmb'000         Rmb'000        Rmb'000
Net profit under IFRS                                             5,430,408       3,921,004      3,450,658
Impact of US GAAP adjustments  Note i:
   Effect of acquisition of Qinbei Power Company,
     Yushe Power Company and Xindian Power Plant         (a)        13,109         56,919        (42,789)
   Effect of acquisition of Shanghai Shidongkou I
     Power Plant, Taicang Power Company and Changxing
     Power Plant                                         (a)       112,636         126,498        234,127
   Effect of acquisition of 30% additional equity
     interests in Shidongkou I Power Plant , 5%
     additional equity interests in Taicang Power
     Company and 44.16% equity interests in Huaiyin
     Power Company                                       (b)        19,347         10,556            -
   Recording housing benefits provided by HIPDC          (c)       (26,152)       (26,152)       (26,152)
   Difference in accounting treatment for acquisition
     of Shandong Huaneng                                 (d)       (87,091)       (87,091)       (87,091)
   Difference in accounting treatment of convertible
     notes                                               (e)        25,434          5,116            -
   Difference in capitalisation of borrowing costs       (f)       (5,478)        (88,412)           -
   Reversal of goodwill amortisation
    - Reversal of goodwill amortisation of equity
      investment in SEG                                  (g)        54,639            -              -
    - Reversal of goodwill amortisation of investment
      in Huaiyin Power Company                           (g)        17,370            -              -
   Applicable deferred tax impact of the above GAAP
     differences                                         (h)       (84,181)        33,674            -
                                                                 ----------      ----------     ----------
   Net profit under US GAAP (Note i)                              5,470,041       3,952,112      3,528,753
                                                                 ==========      ==========     ==========
   Basic earnings per ordinary share under US GAAP
     (Rmb) (Note ii)                                                 0.91           0.66           0.62
                                                                 ==========      ==========     ==========
   Basic earnings per ADS under US GAAP (Rmb) (Note ii)             36.35           26.35          24.79
                                                                 ==========      ==========     ==========
   Diluted earnings per ordinary share under US GAAP
     (Rmb) (Note ii)                                                 0.90           0.65           0.61
                                                                 ==========      ==========     ==========
   Diluted earnings per ADS under US GAAP (Rmb) (Note
     ii)                                                            36.18           25.99          24.32
                                                                 ==========      ==========     ==========


(Note i) Consistent with applying the accounting treatment under US GAAP as described in Note (a) above, the consolidated financial statements under US GAAP for prior periods presented have been retroactively restated as if the current structure and operations resulted from the acquisition of the Qinbei Power Company, the Yushe Power Company and the Xindian Power Plant had been in existence since the beginning of the earliest period presented.

(Note ii)Earning per ordinary shares and per equivalent ADS were calculated by dividing the net profit for the financial year under US GAAP by the weighted average number of ordinary shares and ADS in issue during the financial year. On a diluted basis, both net profit for the financial year and the weighted average number of ordinary shares and ADS outstanding for the financial year were adjusted on the assumption that the convertible notes had been fully converted at the beginning of the year.



41.  US GAAP INFORMATION (CONT'D)

In preparing the summary of difference between IFRS and US GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Accounting estimates have been employed in these financial statements to determine reported amounts, including realisability, useful lives of assets and other areas. Actual results could differ from those estimates.

The following are condensed consolidated balance sheets of the Company and its subsidiaries as of December 31, 2002 and 2003, and the related condensed consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2003, restated to reflect the impact of the effect of the acquisition of entities under common control which is accounted for at historical cost in a manner similar to the pooling of interests method, with financial data of previously separate entities combined, under US GAAP and other differences between IFRS and US GAAP.

Condensed Combined Balance Sheets

                                                                  As of December 31,
                                                 -------------------------------------------------------
                                                              2003                              2002
                                                 ---------------------------------     -----------------
                                                 Rmb'000                US$'000               Rmb'000
ASSETS

  Non-current assets
  Property, plant and equipment, net            40,042,558              4,837,987             40,207,383
  Investment in associates                       2,820,669                340,796                200,960
  Deferred tax assets                              210,455                 25,427                249,804
  Land use rights and other assets               1,292,849                156,203              1,322,828
  Goodwill                                          78,726                  9,512                 63,754
                                                -----------          -------------           -----------
     Total non-current assets                   44,445,257              5,369,925             42,044,729
                                                -----------          -------------           -----------
  Current assets
  Inventories, net                                 800,281                 96,691                964,468
  Other receivables and assets, net                259,421                 31,344                269,488
  Accounts receivable                            2,804,026                338,785              2,514,975
  Due from related parties                           5,862                    708                      -
  Restricted cash                                  159,961                 19,327                 13,259
  Temporary cash investments                       144,996                 17,519              1,362,065
  Cash and cash equivalents                      4,128,648                498,827              3,145,452
                                                -----------          -------------           -----------
     Total current assets                        8,303,195              1,003,201              8,269,707
                                                -----------          -------------           -----------
     Total assets                               52,748,452              6,373,126             50,314,436
                                                ===========          =============           ===========


41.  US GAAP INFORMATION (CONT'D)

                                                                  As of December 31,
                                                 -------------------------------------------------------
                                                              2003                              2002
                                                 ---------------------------------     -----------------
                                                 Rmb'000                US$'000               Rmb'000
EQUITY AND LIABILITIES

Shareholders' equity                            33,126,944              4,002,434             30,021,275
                                                -----------          -------------           -----------
Minority interests                               1,125,259                135,955                957,224
                                                -----------          -------------           -----------
Non-current liabilities
   Convertible notes                                     -                      -                166,498
   Accrued put premium on convertible
     notes                                               -                      -                 30,841
   Long-term loans from shareholders                     -                      -                404,891
   Long-term bank loans                          8,305,320              1,003,458              9,114,651
   Other long-term loans                           848,284                102,491                671,027
   Other financial liabilities                           -                      -                 19,397
   Deferred tax liabilities                         91,584                 11,065                110,510
                                                -----------          -------------           -----------
     Total non-current liabilities               9,245,188              1,117,014             10,517,815
                                                -----------          -------------           -----------
   Current liabilities
   Accounts payable and accrued
     liabilities                                 3,342,517                403,846              4,021,982
   Taxes payable                                   917,362                110,837                680,692
   Due to HIPDC                                     87,508                 10,573                100,475
   Due to other related parties                     27,338                  3,303                      -
   Staff welfare and bonus payable                 220,896                 26,689                233,566
   Short-term loans                              1,600,000                193,314              1,266,686
   Current portion of long-term loans
     from shareholders                             388,875                 46,984                404,891
   Current portion of long-term bank
     loans                                       2,409,240                291,087              1,946,732
   Current portion of other long-term
     loans                                         243,386                 29,406                163,098
   Convertible notes                                   952                    115                      -
   Accrued put premium for convertible
     notes                                           8,636                  1,043                      -
   Other financial liabilities                       4,351                    526                      -
                                                -----------          -------------           -----------
     Total current liabilities                   9,251,061              1,117,723              8,818,122
                                                -----------          -------------           -----------
     Total liabilities and equity               52,748,452              6,373,126             50,314,436
                                                ===========          =============           ===========



41.  US GAAP INFORMATION (CONT'D)

Condensed Combined Income Statements


                                                              Year ended December 31,
                                          -----------------------------------------------------------------
                                                     2003                       2002              2001
                                          -----------------------------     -------------     -------------
                                           Rmb'000          US$'000            Rmb'000           Rmb'000
Operating revenue, net                    24,142,713        2,916,949        20,834,089         19,151,816

Operating expenses:
     Fuel                                 (9,374,408)      (1,132,626)       (8,007,244)        (6,639,223)
     Maintenance                            (971,282)        (117,351)         (746,138)          (966,985)
     Depreciation                         (4,067,809)        (491,477)       (3,609,605)        (3,531,839)
     Labor                                (1,532,605)        (185,171)       (1,267,136)        (1,135,627)
     Service fees to HIPDC                  (230,792)         (27,885)         (263,716)          (307,322)
     Income tax                           (1,276,478)        (154,225)       (1,043,675)          (882,465)
     Others                                 (706,802)         (85,397)         (972,610)          (910,127)
                                          ------------     -----------     --------------      ------------
         Total operating expenses        (18,160,176)      (2,194,132)      (15,910,124)       (14,373,588)

Income before financial expenses           5,982,537          722,817         4,923,965          4,778,228
                                          ------------     -----------     --------------      ------------
     Interest income                          53,884            6,510            88,157            120,146
     Interest expense                       (610,278)         (73,734)         (810,879)        (1,154,827)
     Exchange losses, net                    (30,929)          (3,737)          (33,131)           (42,578)
                                          ------------     -----------     --------------      ------------
         Total financial expenses           (587,323)         (70,961)         (755,853)        (1,077,259)
                                          ------------     -----------     --------------      ------------
Share of profit (loss) of associates         266,730           32,227            (1,634)            (5,381)
Minority interests                          (191,903)         (23,186)         (214,366)          (166,835)
                                          ------------     -----------     --------------      ------------
Net profit attributable to the
     shareholders                          5,470,041          660,897         3,952,112          3,528,753
                                          ============     ===========     ==============      ============




41.  US GAAP INFORMATION (CONT'D)

Condensed Combined Statements of Changes in Shareholders' Equity

                                                                                                   Rmb'000
                                                                                               -----------------
Balance as of January 1, 2001                                                                        23,991,504

Dividend relating to 2000                                                                            (1,243,000)

Net profit attributable to shareholders for the year ended December 31, 2001                          3,528,753

Capital contribution arising from acquisition of Shandong Huaneng                                       862,922

Capital contribution from HIPDC arising from housing benefits provided by HIPDC                          26,152

Issuance and sale of 350,000,000 new Domestic Shares, net of direct issuance cost                     2,770,058

Distribution to Huaneng Group                                                                          (146,546)
                                                                                               -----------------
Balance as of December 31, 2001                                                                      29,789,843

Dividends relating to 2001                                                                           (1,800,000)

Net profit attributable to shareholders for the year ended December 31, 2002                          3,952,112

Conversion of convertible notes to new ordinary shares                                                    1,655

Net deemed capital distribution to Huaneng Group arising from the acquisition of the equity interests of the Shidongkou I Power Plant, Taicang Power Plant, Huaiyin Power
     Plant and Changxing Power Plant and additional interests in Shidongkou I Power Plant
     and Taicang Power Company                                                                       (2,034,222)

Contribution from Huaneng Group                                                                          85,735

Capital contribution from HIPDC arising from housing benefits provided by HIPDC                          26,152
                                                                                               -----------------
Balance as of December 31, 2002                                                                      30,021,275

Dividends relating to 2002                                                                           (2,049,408)

Net profit attributable to shareholders for the year ended December 31, 2003                          5,470,041

Conversion of convertible notes to new ordinary shares                                                  165,548

Net deemed capital distribution to Huaneng Group arising from the acquisition of the equity interests of the Qinbei Power Company, Yushe Power Company and Xindian Power
     Plant                                                                                             (506,664)

Capital contribution from HIPDC arising from housing benefits provided by HIPDC                          26,152
                                                                                               -----------------
Balance as of December 31, 2003                                                                      33,126,944
                                                                                               =================


41.  US GAAP INFORMATION (CONT'D)

Condensed combined statements of cash flows


                                                                    Year ended December 31,
                                                     --------------------------------------------------------
                                                               2003                  2002           2001
                                                     -------------------------    -----------   -------------
                                                      Rmb'000        US$'000        Rmb'000       Rmb'000
Net cash provided by operating activities             9,655,472      1,166,585      7,820,762      6,528,209

Net cash (used in) / provided by  investing
   activities                                        (5,904,727)      (713,416)     2,077,754     (5,340,464)

Net cash used in financing activities                (2,767,549)      (334,378)    (9,239,037)    (1,129,337)
                                                     ------------    ----------    -----------    -----------
Net increase in cash and cash equivalents               983,196        118,791        659,479         58,408

Cash and cash equivalents, beginning of year          3,145,452        380,037      2,485,973      2,427,565
                                                     ------------    ----------    -----------    -----------
Cash and cash equivalents, end of year                4,128,648        498,828      3,145,452      2,485,973
                                                     ============    ==========    ===========    ===========


Statement of Comprehensive Income

Under US GAAP, certain items shown as components of common equity must be more prominently reported in a separate statement as components of comprehensive income. However, for each of the three years in the period ended December 31, 2003, apart from the net income, there was no other comprehensive income which should be included in the statement of comprehensive income.

New Accounting Pronouncements

In 2003, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities ("SFAS 149"), Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity ("SFAS 150") and FASB Interpretation No.46, Consolidation of Variable Interest Entities ("FIN 46").

SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS 149 is effective for contracts entered into or modified after June 30, 2003. The Company considered the effects of adoption SFAS 149 and do not expect any material impact on the financial statements.



41.  US GAAP INFORMATION (CONT'D)

SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. Some of the provisions of this Statement are consistent with the current definition of liabilities in FASB Concepts Statement No. 6, Elements of Financial Statements. The remaining provisions of this Statement are consistent with the Board's proposal to revise that definition to encompass certain obligations that a reporting entity can or must settle by issuing its own equity shares, depending on the nature of the relationship established between the holder and the issuer. In addition, SFAS 150 concludes the first phase of the Board's redeliberations of the Exposure Draft, Accounting for Financial Instruments with Characteristics of Liabilities, Equity, or Both. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. The Company considered the effects of adoption SFAS 150 and do not expect any material impact on the financial statements.

FIN 46 provides guidance on the identification of and financial reporting for entities over which controls is achieved through means other than voting rights. This interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The Company considered the effects of adoption FIN 46 and do not expect any material impact on the financial statements.


                                   Signature

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                          Huaneng Power International, Inc.


                                          By: /s/ Wang Xiao Song
                                          Name: Wang Xiao Song
                                          Title: Vice Chairman




     Date: April 16, 2004



                                CERTIFICATIONS

Exhibit 12.1

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

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this annual report;

4. The Company's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and have:

         (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         (b) Evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure procedures, as of the end of the period covered by the report based on such evaluation; and

         (c) Disclosed in this report any change in the Company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting; and

5. The Company's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of company's board of directors (or persons performing the equivalent function):

         (a) All significant deficiencies and material weakness in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and

         (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.


Date: April 16 , 2004

                                                     By: /s/ Li Xiaopeng
                                                         ---------------------
                                                         Li Xiaopeng, Chairman






                                CERTIFICATIONS


Exhibit 12.2

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

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this annual report;

4. The Company's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and have:

         (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         (b) Evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure procedures, as of the end of the period covered by the report based on such evaluation; and

         (c) Disclosed in this report any change in the Company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting; and

5. The Company's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of company's board of directors (or persons performing the equivalent function):

         (a) All significant deficiencies and material weakness in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and

         (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.


Date: April 16 , 2004

                                              By: /s/ Huang Jian
                                                  ----------------------------
                                                  Huang Jian, Chief Accountant



Exhibit 13.1

                   Certification of CEO and CFO Pursuant to
                            18 U.S.C. Section 1350,
                            as Adopted Pursuant to
                 Section 906 of the Sarbanes-Oxley Act of 2002

         In connection with the Annual Report on Form 20-F of Huaneng Power International, Inc. (the "Company") for the year ended December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Li Xiaopeng, as Chairman of the Company, and Huang Jian, as Chief Accountant of the Company, each hereby certifies, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that, to the best of his knowledge:

         (1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

         (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.



By: /s/ Li Xiaopeng
-------------------------------
Name: Li Xiaopeng
Title:   Chairman
Date:   April 16 , 2004


By: /s/ Huang Jian
-------------------------------
Name: Huang Jian
Title:   Chief Accountant
Date:  April 16 , 2004


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