Form 20-F
period 2004-12-31
HUANENG POWER INTERNATIONAL INC
filed 2005-04-18
CIK 929058

[GRAPHIC OMITTED]

                       HUANENG POWER INTERNATIONAL, INC.







                              [GRAPHIC OMITTED]








                          Annual Report On Form 20-F
                                     2004

    As filed with the Securities and Exchange Commission on April 15, 2005
===============================================================================
                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                   FORM 20-F
(Mark One)
     [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
         SECURITIES EXCHANGE ACT OF 1934

                                      OR

     |X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES
         EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

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

                      ----------------------------------

                          PEOPLE'S REPUBLIC OF CHINA
                (Jurisdiction of incorporation or organization)

                      ----------------------------------

                    WEST WING, BUILDING C, TIANYIN MANSION,
         2C, FUXINGMENNAN STREET, BEIJING, PEOPLE'S REPUBLIC OF CHINA
                   (Address of principal executive offices)

                      ----------------------------------

 Securities registered or to be registered pursuant to Section 12(b) of the Act.

                                                         Name of each exchange
         Title of Each Class                              on which registered
         -------------------                              -------------------

Ordinary American Depositary Shares..................   New York Stock Exchange
Overseas Listed Foreign Shares of RMB1.00 each.......   New York Stock Exchange*

                      ----------------------------------

 Securities registered or to be registered pursuant to Section 12(g) of the Act.
                                     NONE
                               (Title of Class)

                      ----------------------------------

 Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                     NONE
                               (Title of Class)

                      ----------------------------------

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

     Domestic Shares of RMB1.00 each............................  9,000,000,000
     Overseas Listed Foreign Shares of RMB1.00 each.............  3,055,383,440

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

===============================================================================


                                        TABLE OF CONTENTS

                                                                                                                                Page
PART I.......................................................................................................1


   ITEM 1      Identity of Directors, Senior Management and Advisers.........................................1

   ITEM 2      Offer Statistics and Expected Timetable.......................................................1

   ITEM 3      Key Information...............................................................................1
     A.      Selected Financial Data.........................................................................1
     B.      Capitalization and Indebtedness.................................................................4
     C.      Reasons for the offer and use of proceeds.......................................................4
     D.      Risk factors....................................................................................4

   ITEM 4      Information on the Company....................................................................9
     A.      History and development of the Company..........................................................9
     B.      Business overview...............................................................................9
     C.      Organizational Structure.......................................................................16
     D.      Property, plants and equipment.................................................................18

   ITEM 5      Operating and Financial Review and Prospects.................................................31
     A.      Operating results..............................................................................34
     B.      Liquidity and cash resources...................................................................53
     C.      Trend information..............................................................................57
     D.      Performance of significant investments and their prospects.....................................59
     E.      Employee benefits..............................................................................59
     F.      Related party transactions.....................................................................60
     G.      Guarantees on loans............................................................................60
     H.      Off-balance Sheet Arrangements.................................................................60
     I.      Tabular Disclosure of Contractual Obligations and Commercial Commitments.......................60

   ITEM 6      Directors, Senior Management and Employees...................................................62
     A.      Directors, members of the supervisory committee and senior management..........................62
     B.      Compensation of Directors and Officers.........................................................65
     C.      Board Practice.................................................................................65
     D.      Employees......................................................................................66
     E.      Share Ownership................................................................................67

   ITEM 7      Major Shareholders and Related Party Transactions............................................68
     A.      Major shareholders...............................................................................
     B.      Related party transactions.....................................................................69
     C.      Interests of experts and counsel...............................................................72

   ITEM 8      Financial Information........................................................................73
     A.      Consolidated Statements and Other Financial Information........................................73
     B.      Significant Changes............................................................................73

   ITEM 9      The Offer and Listing........................................................................74

   ITEM 10     Additional Information.......................................................................75
     A.      Share Capital..................................................................................75
     B.      Memorandum and articles of association.........................................................75
     C.      Material Contracts.............................................................................75
     D.      Exchange controls..............................................................................75
     E.      Taxation.......................................................................................76
     F.      Dividends and paying agents....................................................................81
     G.      Statement by experts...........................................................................81
     H.      Documents on display...........................................................................81
     I.      Subsidiary Information.........................................................................81






     J.      Comparison of New York Stock Exchange Corporate Governance Rules and China Corporate Governance Rules For Listed
             Companies......................................................................................81

   ITEM 11     Quantitative and Qualitative Disclosures About Market Risk...................................84

   ITEM 12     Description of Securities Other than Equity Securities.......................................85

PART II.....................................................................................................86

   ITEM 13     Defaults, Dividend Arrearages and Delinquencies..............................................86

   ITEM 14     Material Modifications to the Rights of Security Holders and Use of Proceeds.................86

   ITEM 15     Controls and Procedures......................................................................86

   ITEM 16     [Reserved]...................................................................................86

   ITEM 17     Financial Statements.........................................................................88

   ITEM 18     Financial Statements.........................................................................88

   ITEM 19     Exhibits.....................................................................................88

                                 INTRODUCTION

     We maintain our accounts in Renminbi yuan ("Renminbi" or "RMB"), the lawful currency of the People's Republic of China (the "PRC" or "China"). References herein to "US$" or "US dollars" are to United States dollars, and references to "HK$" are to Hong Kong dollars. References to ADRs and ADSs are to American Depositary Receipts and American Depositary Shares, respectively. Translations of amounts from Renminbi to US dollars are solely for the convenience of the reader. Unless otherwise indicated, any translations from Renminbi to US dollars or from US dollars to Renminbi were translated at the average rate announced by the People's Bank of China (the "PBOC Rate") on December 31, 2004 of US$1.00 to RMB8.2765. No representation is made that the Renminbi or US dollar amounts referred to herein could have been or could be converted into US dollars or Renminbi, as the case may be, at the PBOC Rate or at all.

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

     References to "Huaneng Group" are to China Huaneng Group Corporation.

     References to the "key contracts" refer to coal purchase contracts entered into between the Company and coal suppliers at the annual national coal purchase conferences attended by, among others, representatives of power companies, coal suppliers and railway authorities. These conferences were coordinated and sponsored by NDRC. The Company enjoys priority railway transportation services with respect to coal purchased under such contracts.

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

ITEM 2   Offer Statistics and Expected Timetable

     Not applicable.

ITEM 3   Key Information

A.       Selected Financial Data

     Our consolidated balance sheet data as of December 31, 2004 and 2003 and the consolidated income statement and cash flow data for each of the years in the three-year period ended December 31, 2004 are derived from the historical financial statements included herein. Our consolidated balance sheet data as of December 31, 2002, and balance sheet data of the Company as of December 31, 2001 and 2000 and income statement and cash flow data for each of the years in the two-year period ended December 31, 2001, are derived from the historical financial statements not included herein. The Selected Financial Data should be read in conjunction with the consolidated financial statements and "Item 5
- Operating and Financial Review and Prospects". The financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") which differ from the generally accepted accounting principles in the United States of America ("US GAAP").

     In accordance with IFRS, we have adopted the acquisition method to account for our acquisitions of power plants in 2003 and 2004. Accordingly, the consolidated financial statements and, except as otherwise noted, all other IFRS financial information presented in this Annual Report, include the results of these power plants, only from the respective dates of acquisition. In contrast, under US GAAP, our acquisitions of these power plants, except as otherwise noted as stated in Note 42 to the Financial Statements, are considered as combination of entities under common control and the acquired assets and liabilities are accounted for at historical cost in a manner similar to pooling of interests method. Accordingly, the consolidated financial statements for all periods presented have been retroactively restated as if the current structure and operations had been in existence since inception. The differences between IFRS and US GAAP that would have significant impact on the net income for each of the years in the three-year period ended December 31, 2004 and the equity as of December 31, 2004 and 2003 are set forth in Note 42 to the Financial Statements. The Selected Financial Data may not be indicative of future earnings, cash flows or financial position.


                                                                 Year Ended December 31,
                                     --------------------------------------------------------------------------------
                                        2000          2001          2002          2003           2004         2004
                                     --------------------------------------------------------------------------------
RMB and US dollars in thousands         (RMB)        (RMB)         (RMB)         (RMB)          (RMB)       (US$)(1)
except per share data

Income Statement Data
IFRS

Operating revenue, net.............  12,553,254    15,791,362    18,474,469    23,388,237    30,118,278     3,639,011
Operating expenses.................  (8,646,356)  (10,777,328)  (12,896,455)  (16,315,075)  (23,200,088)  (2,803,128)
                                     -----------  ------------  ------------  ------------  ------------  -----------

Profit from operations.............   3,906,898    5,014,034      5,578,014     7,073,162     6,918,190       835,883
Total financial expenses...........    (979,866)    (796,215)      (510,265)     (544,285)     (739,784)      (89,384)
Investment income                            --           --             --            --        22,542         2,724
Gain / (Loss) from disposal of
   investments.....................          --       24,671          1,288        10,705        (1,988)         (240)
Share of (loss) / profit of
   associates......................          --       (5,381)       (11,145)      212,091       377,565        45,619
Other income, net..................          --           --             --        12,070        18,666         2,255
                                     -----------  ------------  ------------  ------------  ------------  -----------
Profit before tax..................   2,927,032    4,237,109      5,057,892     6,763,743     6,595,191       796,857
Income tax expenses................    (411,202)    (715,220)      (980,854)   (1,149,441)   (1,014,262)    (122,547)
Minority interests.................          --      (71,231)      (156,034)     (183,894)     (257,053)     (31,058)
                                     -----------  ------------  ------------  ------------  ------------  -----------
Net profit.........................   2,515,830    3,450,658      3,921,004     5,430,408     5,323,876       643,252
                                     ===========  ============  ============  ============  ============  ===========
Basic earnings per share...........      0.23         0.31           0.33            0.45          0.44          0.05
Fully diluted earnings per share...      0.22         0.30           0.33            0.45          0.44          0.05

US GAAP(2)

Operating revenue, net.............                              24,448,015     28,569,478   32,546,043     3,932,344
Net profit.........................                               3,900,715      5,736,109    5,740,320       693,569
Basic earnings per share...........                                    0.33          0.48          0.48          0.06
Fully diluted earnings per share...                                    0.32          0.48          0.48          0.06


                                                                 As of December 31,
                                      ------------------------------------------------------------------------
                                         2000        2001        2002         2003        2004         2004
                                      ------------------------------------------------------------------------
RMB and US dollars in thousands         (RMB)       (RMB)        (RMB)       (RMB)        (RMB)      (US$)(1)
except per share data

Balance Sheet Data
IFRS

Current assets......................  10,061,689  10,763,919   7,685,441    8,303,195   9,653,653    1,166,393
Property, plant and equipment, net..  31,643,530  37,557,114  41,103,468   42,658,365  57,780,410    6,981,261
Available-for-sale investment.......          --          --     254,990      254,990     254,990       30,809
Investments in associates...........          --     226,488     200,960    2,766,031   4,328,307      522,963
Land use rights and other
   non-current assets...............     761,729     970,759   1,067,838    1,037,859   1,771,916      214,090
Deferred income tax assets..........          --          --          --       21,311      97,539       11,785
Goodwill............................          --          --     126,560      298,876     376,726       45,518
Less: Negative goodwill.............          --  (2,225,505) (1,978,227)  (1,730,949) (1,483,670)    (179,263)
                                      ----------  ----------- -----------  ----------- -----------   ----------
Total assets........................  42,466,948  47,292,775  48,461,030   53,609,678  72,779,871    8,793,556
                                      ==========  =========== ===========  =========== ===========   ==========
Current liabilities.................   7,070,603   8,922,347   7,652,216    9,242,408  16,732,953    2,021,741
Non-current liabilities.............  11,616,610   9,590,637   9,482,050    9,256,718  16,515,006    1,995,410
Minority interests..................          --     486,261     910,704    1,155,197   3,266,393      394,659
Shareholders' equity................  23,779,735  28,293,530  30,416,060   33,955,355  36,265,519    4,381,746
                                      ----------  ----------- -----------  ----------- -----------   ----------
Total liabilities and equity........  42,466,948  47,292,775  48,461,030   53,609,678  72,779,871    8,793,556
                                      ==========  =========== ===========  =========== ===========   ==========

US GAAP (2)

Total assets........................                                       62,668,092  69,469,597    8,393,596
Total liabilities...................                                       (26,160,956)(32,843,927)  3,968,334
Minority interests..................                                       (1,694,609) (2,597,561)     313,848
Shareholders' equity................                                       ----------  -----------   ---------
                                                                           34,812,527  34,028,109    4,111,414


                                                           Year Ended December 31,
                                  ---------------------------------------------------------------------------
                                    2000        2001         2002         2003          2004         2004
                                  ---------------------------------------------------------------------------
                                   (RMB)        (RMB)        (RMB)        (RMB)        (RMB)       (US$)(1)
Cash Flow Data
IFRS
Purchase of property, plant
   and equipment...............   (351,966)  (2,870,858)  (1,594,210)  (3,606,704)   (9,877,553)  (1,193,446)
Net cash provided by operating
   activities..................  5,643,361    5,918,896    7,079,718    9,533,289     8,162,701      986,250
Net cash (used in) / provided
   by investing activities..... (5,317,519)  (4,564,536)   1,074,101   (5,225,080)  (13,650,285)  (1,649,282)
Net cash (used in) / provided
   by financing activities.....   (830,667)  (1,169,597)  (7,324,354)  (3,182,162)    3,654,467      441,547

US GAAP (2)

Purchase of property, plant
    and equipment..............                           (2,655,461)  (5,292,642)  (10,524,671)  (1,271,633)
Net cash provided by operating
   activities..................                            8,863,012   11,028,736     9,465,952    1,143,714
Net cash provided by / (used
   in) investing activities....                            1,689,723   (6,297,349)  (11,825,975)  (1,428,862)
Net cash (used in) / provided
    by financing activities....                          (10,078,444)  (4,008,934)      355,621       42,968

Other Financial Data
IFRS and US GAAP

Dividend declared per share....       0.11         0.15         0.17         0.25          0.25         0.03
Number of ordinary shares
   ('000)...................... 11,300,000   12,000,000   12,000,548   12,055,342    12,055,383   12,055,383
----------------

(1) The US dollar data has been translated from RMB solely for convenience at the PBOC Rate on December 31, 2004 of US$1.00 to RMB8.2765. See Item 10. Additional Information - Exchange control for more information on exchange rates between RMB and US dollars.

(2) The amounts as of December 31, 2004 and 2003 and for each of the years in the three-year period ended December 31, 2004 are presented to reflect the acquisitions of the power plants in a manner similar to pooling of interests method as well as the effects of other differences between IFRS and US GAAP.


B.       Capitalization and Indebtedness

     Not applicable.

C.       Reasons for the offer and use of proceeds

     Not applicable.

D.       Risk factors

Risks relating to our business and the PRC's power industry

Government regulation of power rates and other aspects of the power industry may adversely affect our business

     Similar to electric power companies in other countries, we are subject to governmental and electric power grid regulations in virtually all aspects of our operations, including the amount and timing of electricity generation, power rates setting, performance of scheduled maintenance and compliance with power grid control and dispatch directives. There can be no assurance that these regulations will not change in the future in a manner which could adversely affect our operations. Since 1995, we have charged and collected power rates that were designed to enable us to recover all operating and debt service costs and to earn a fixed return on our Net Fixed Assets for certain of our power plants. However, there can be no assurance that there will not be any change in the implementation of the power rate setting principles that could materially adversely affect our operations. In addition, the PRC government started in 1999 to experiment with a program to effect power sales through a bidding process in some of the provinces where we operate our power plants. The power rates for power sold by this bidding process are generally lower than the approved power rates for planned output. Although the power sales through the bidding process in the last 6 years constituted only a small fraction of our total output, it is expected that the government will expand the program in the future. On July 3, 2003, the State Council approved an electricity pricing reform plan and made it clear that the long-term objective of electric power pricing reform is to establish a standardized and transparent power price setting mechanism. At present, a detailed rule for the implementation of this pricing reform plan is in the process of being formulated. In 2004, NDRC proposed and the State Council approved a coal-electricity price linkage mechanism to allow power generation companies to adjust their power rates based on the prevailing market prices for coal. But the detailed rules for the implementation of this mechanism are still being formulated. There is no assurance that the power rates and the revenues of our power plants will not be adversely affected. See "Item 4 Information of the Company-B Business Overview - Pricing Policy."

If our power plants receive less dispatching than Planned Generation, the power plants will sell less electricity than planned

     Our profitability depends, in part, upon each of our power plants generating electricity at a level sufficient to meet or exceed the Planned Generation, which in turn will be subject to local demand for electric power and dispatching to the grids by the dispatch Centres of the local grid companies.

     The dispatch of electric power generated by a power plant is controlled by the Dispatch Centre of the applicable grid companies pursuant to a dispatch agreement with us and to governmental dispatch regulations. In each of the markets we operate, we compete against other power plants for power sales. No assurance can be given that the Dispatch Centres will dispatch the full amount of the Planned Generation of our power plants. A reduction by the Dispatch Centre in the amount of electric power dispatched relative to a power plant's Planned Generation could have an adverse effect on the profitability of our operations. However, we have not encountered any such bias in the past.

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

We are effectively controlled by HIPDC, whose interest may differ from those of our other shareholders

     HIPDC, as our controlling shareholder, together with other local government investment companies, is able to elect the entire board of directors of the company. HIPDC's interests may sometimes conflict with those of our other minority shareholders. There is no assurance that HIPDC will always vote its shares, or direct the directors nominated by it to act in a way that will benefit our other minority shareholders.

Disruption in Fuel supply and its transportation may negatively affect the normal operation of our power plants

     We have obtained our coal and oil supplies for our power plants through a combination of purchases pursuant to the key contracts and purchases on the open market. Although we have received sufficient and timely fuel supply and transportation services for our operations and have not experienced shutdowns or reduced electricity generation caused by inadequate fuel supply or transportation services, there can be no assurance that, in the event of national coal supply shortfalls, our operations will not be adversely affected.

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

Substantial capital is required for investing in or acquiring new power plants and failure to obtain capital on reasonable commercial terms will increase our financing cost and cause delay in our expansion plans

     An important component of our growth strategy is to develop new power plants and acquire operating power plants and related development rights from HIPDC, Huaneng Group or other companies on commercially reasonable terms. Our ability to arrange financing and the cost of such financing depend on numerous factors, including general economic and capital market conditions, credit availability from banks or other lenders, investor confidence in us and the continued success of our power plants. Although we have historically been able to obtain financing on terms acceptable to us, there can be no assurance that financing for future power plant developments and acquisitions will be available on terms acceptable to us or, in the event of an equity offering, that such offering will not result in substantial dilution to existing shareholders.

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

     The PRC is a party to the Framework Convention on Climate Change ("Climate Change Convention"), which is intended to limit or capture emissions of "greenhouse" gases, such as carbon dioxide. Ceilings on such emissions could limit the production of electricity from fossil fuels, particularly coal, or increase the costs of such production. At present, ceilings on the emissions of "greenhouse" gases have not been assigned to developing countries under the Climate Change Convention. Therefore, the Climate Change Convention would not have a major effect on the Company in the short-term because the PRC as a developing country is not obligated to reduce its emissions of "greenhouse" gases at present, and the PRC government has not adopted relevant control standards and policies. If the PRC were to agree to such ceilings, or otherwise reduce its reliance on coal-fired power plants, our business prospects could be adversely affected.

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

     We are subject to certain PRC regulations governing PRC companies that are listed overseas. These regulations contain certain provisions that are required to be included in the articles of association of these PRC companies and are intended to regulate the internal affairs of these companies. The PRC Company Law and these regulations, in general, and the provisions for protection of shareholders' rights and access to information, in particular, are less developed than those applicable to companies incorporated in Hong Kong, the US, the UK and other developed countries or regions. Such limited investor protections are compensated for, to a certain extent, by the Mandatory Provisions for the Articles of Association of Companies to be Listed Overseas and certain additional requirements that are imposed by the Listing Rules of The Hong Kong Stock Exchange with a view to reduce the magnitude of differences between the Hong Kong Company Law and PRC Company Law. The articles of association of all PRC companies listed in Hong Kong must incorporate such Mandatory Provisions and these additional requirements. Although our Articles of Association have incorporated such provisions and requirements, there can be no assurance that our shareholders will enjoy protections to which they may be entitled in other jurisdictions.

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

     In 2004, we made the following acquisitions, all of which were financed by our own funds. Please see "Item 4 Information of the Company -- Property, plants and equipment" for a detailed description of these newly acquired power plants:

     o 90% equity interest of Jinggangshan Huaneng Power Generation Limited Liability Company ("Jinggangshan Power Plant"), 40% equity interest of Hebei Hanfeng Power Generation Limited Liability Company ("Hanfeng Power Plant") from the Huaneng Group;

     o the entire assets and liabilities in Yingkou Power Plant, 60% equity interest of Huaneng Chongqing Luohuang Power Generation Limited Liability Company ("Luohuang Power Plant") and 55% equity interest of Huaneng Hunan Yueyang Power Generation Limited Liability Company ("Yueyang Power Plant") from HIPDC; and

     o 10% equity interest of Jinggangshan Power Plant from Jiangxi Provincial Investment Corporation.

     The above acquisitions were completed on July 1, 2004. These acquisitions increased our attributable generation capacity by 3,096 MW and attributable generation capacity under construction by 1,050 MW. The total consideration for these acquisitions was RMB4.575 billion.

     In January, 2005, we acquired 60% equity interest of Sichuan Huaneng Hydropower Development Corporation, Ltd. ("Sichuan Hydropower") and 65% equity interest of Gansu Huaneng Pingliang Power Generation Limited Liability Company ("Pingliang Power Plant") from the Huaneng Group. These acquisitions increased our attributable generation capacity by 1,146 MW and attributable capacity under construction by 389 MW. The total consideration for these acquisitions was RMB2.0256 billion.

     See "Item 5 Operating and Financial Review and Prospects -- Liquidity and Cash Resources" for a description of the Company's principal capital expenditures since the beginning of its last three financial years.

B.       Business overview

     We are one of China's largest independent power producers based on the total attributable generation capacity of 21,418 MW as of March 31, 2005. We wholly own 16 operating power plants and have controlling interests in 10 operating power companies and minority interests in 4 operating power companies. Our power plants are in 13 of China's provinces: Liaoning, Hebei, Shanxi, Shandong, Henan, Fujian, Jiangsu, Zhejiang, Guangdong, Jiangxi, Gansu, Hunan, Sichuan, and in Shanghai and Chongqing Municipalities. In 2004, our power plants had an average availability factor of 93.84% and an average capacity factor of 72.92%. We also have 6,383 MW total generation capacity under construction in the same areas. We believe that these areas where our power plants are located present greater potential for increasing demand for electricity and enjoy the most favorable conditions for running power plants. To maintain our leadership position among independent power producers and to enhance shareholders' value, we will focus on more efficient operation of our current power plants and aggressively pursue our development strategy. Our development strategy is to place equal emphasis on acquisition and development, on greenfield and expansion plants, on coal-fuel and other feasible fuel sources, and on domestic and foreign funds and equipment.

     We will also continue to leverage our relationship with HIPDC, our controlling shareholder, as well as with Huaneng Group, the controlling shareholder of HIPDC, in respect of acquisition and development of power projects. We have a preferential right to purchase interest in existing power plants owned by Huaneng Group and HIPDC and the preferential right on all of their respective future power development projects that we may realistically develop. In 2002, the restructured Huaneng Group reiterated its support policy to us. Furthermore, we entered into an Entrusted Management Agreement with Huaneng Group and HIPDC in relation to the management of their respective coal-fired power plants. By entering into the Entrusted Management

Agreement, we will further accumulate management experience as a result of the expansion of our operation scale and set a precedent for large-scale and multi-entities entrusted management in the PRC. Some of these coal-fired power plants could be our potential acquisition targets. In addition, we may also entrust to Huaneng Group the management of our power plants under certain circumstances. For instance, on April 11, 2005, we entered into an Entrusted Management Agreement with Huaneng Group, pursuant to which we have entrusted Huaneng Group to manage certain matters of Sichuan Hydropower. Please see "Item 7 -- Major Shareholders and Related Party Transactions" for detailed description of the Entrusted Management Agreement.

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

     In 2004, our business operations were adversely affected by the rising price and poor quality of coal supplies caused by coal shortages on a nationwide basis. Although we took various cost-control measures, we were not able to fully offset the adverse effect that the rising coal prices had on the cost of our operations.

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

Approval Process

     In 2003, National Development and Reform Commission ("NDRC") was created to replace the former State Development Planning Commission. Prior to July, 2004, any project proposal and supporting documents for new power plants must first be submitted to the NDRC for approval and then be submitted to the State Council. In July, 2004, the State Council of the PRC reformed the fixed asset investment regulatory system in China. Under the new system, new projects in the electric power industry that do not use government funds will no longer be subject to the examination and approval procedure. Instead, they will only be subject to a confirmation and registration process. Coal-fired projects will be confirmed by and registered with the relevant department of the central government while non-coal fired power plants will be subject to confirmation and registration by the relevant local government departments. Under a circular issued by NDRC in September 2004, coal-fired power plants with installed capacity of 1,200 MW or more will be subject to confirmation by the NDRC and the State Council.

     Joint venture power projects are subject to additional governmental approvals. Approval by Ministry of Commerce (the former Ministry of Foreign Trade and Economic Cooperation) is also required when foreign investment is involved.

Permits and Contracts

     In developing a new power plant, we and third parties are required to obtain permits before commencement of the project. Such permits include operating licenses and similar approvals related to plant site, land use, construction, and the environment. To encourage the cooperation and support of the local governments of the localities of the power plants, it has been and will be our policy to seek investment in such power plants by the relevant local governments.

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

Import Duties

     On April 1, 1996, the central government reduced the "general level" of China's import duties to 23%. Along with the change in import duties, preferential import duty treatment, including exemptions and reductions, for equipment and raw materials imported by foreign-invested enterprises ("FIEs") were eliminated. As a FIE, we had enjoyed duty-free treatment of equipment imported for the power plants wholly owned by us. Under the new regulations implemented after 1996, equipment and raw materials imported by FIEs may continue to enjoy duty-free treatment if the relevant project was approved before April 1, 1996. In October, 1997 the central government further lowered the general level of China's import duties to 17%. Any import duties will be reflected in adjustments to our power rates under the Pricing Policy and the Electric Power Law. In addition, the central government in 1998 reinstated the import-duty exemption policy for equipment imported by FIEs that invested in projects encouraged by the central government under the Catalogue for the Guidance of Foreign Investment Industries that is amended by the PRC government from time to time ("the Catalogue"). Pursuant to the current Catalogue issued on March 11, 2002, construction and operation of coal-fired power plants with 300 MW or larger generating units or of power plants with clean-burning coal technologies belong to the category of encouraged projects. Under the relevant Chinese laws, FIEs will continue to be entitled to import duty exemption with respect to imported equipment and raw materials for investment projects that fall into the encouraged category under the current Catalogue. As a FIE, we are eligible for import-duty exemption for imported generating units, as all our planned power plants or power plants under construction meet the conditions for encouraged projects under the current Catalogue. In 2004, we started applying for import-duty exemption for imported generating equipments in the amount of RMB100 million for the Yuhuan project.

     In addition, China's general import-tariff level has been declining annually since China acceded to the WTO in November, 2001. China's average import-tariff rate for 2003 is 11.3%, which was reduced to 10.4% in 2004. Starting from January 1, 2005, the average import-tariff rate has been further reduced to 9.9%. In general, China's entry to WTO will bring its import-tariff to a level consistent with the average level of all other WTO members.

Plant Start-up and Operation

     We have historically operated and intended to continue to operate our power plants. Our power plants have established management structures based on modern management techniques. We select the superintendent for a new power plant from the senior management of our operating plants early in the construction phase of the new plant, invest in the training of operational personnel, adopt various rational management techniques and structure its plant bonus program to reward efficient and cost-effective operation of the plant in order to ensure the safety, stability and high level of availability of each power plant. Our senior management meets several times a year with the superintendents of the power plants as a group, fostering a team approach to operations, and conducts annual plant performance reviews with the appropriate superintendent, during which opportunities to enhance the power plant's performance and profitability are evaluated.

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

     On July 3, 2003, the State Council approved a power pricing reform plan and made it clear that the long-term objective of power pricing reform is to establish a standardized and transparent power price setting mechanism. At present, the detailed rules for the implementation of this reform plan are being formulated.

     In 2003, coal prices increased and certain parts of China experienced severe power shortage due to increased demand for power caused by various factors including the rapid expansion of the Chinese economy. To adjust the demand and supply for electric power and also to address the adverse effect that the increase of coal prices had on the power industry, NDRC issued the "Circular on Adjusting Power Rate" with the approval of the State Council in December 2003. Pursuant to such circular, effective as of January 1, 2004, on-grid power rate of coal-fired power plants that supply power to the grids at provincial or higher level increased (except for our power plants in Shandong Province) by RMB7/MWh (inclusive of taxes) to offset their higher cost of operation due to increase in coal prices in 2003 and 2004. Effective as of January 1, 2004, newly operated power plants, which have not yet received on-grid power rate, are allowed to sell power at rates equal to the previous year's average on-grid power rates of their service areas. The existing power plants are allowed to sell output (actual output in that financial year minus 2003 actual output) based on the previous year's average on grid power rates of their service area.

     In the second half of 2004, the NDRC took further steps to address the adverse effect that rising coal prices had on the power industry by issuing circulars permitting power generation companies to adjust power rates sold to Northern China Power Grids, Central China Power Grids, Eastern China Power Grids and Northeast China Power Grids, respectively. In accordance with the spirit of these circulars, we have increased the power rates of most of our power plants located in these areas to the permitted level. New rates for our power plants supplying power to the Northern China Power Grids, Central China Power Grids and Eastern China Power Grids became effective on June 15, 2004, and the new rate for our power plants supplying power to the Northeast China Power Grids became effective on June 25, 2004. In addition to the above, we have also increased the rates applicable to the excess output of our power plants located in Shanghai Municipality, Jiangsu Province and Zhejiang Province to RMB0.28 (previously RMB0.26), RMB0.30 (previously RMB0.28) and RMB0.338 (previously RMB0.328), per kWh, respectively. These new rates became effective on June 15, 2004. Furthermore, with the approval of the relevant government authorities, we have increased the approved rate applicable to the planned on-grid output of Shidongkou I Power Plant for 2004 by RMB0.0169 per kWh, to mitigate the adverse effect on such plant caused by the rising coal prices.

     To more effectively address the problem of rising coal prices, in December, 2004, NDRC proposed and the State Council approved a pricing mechanism that would establish a link between power and coal prices, allowing power generation companies to increase their rates to account for coal price increases. At present, the detailed rules for the implementation of this mechanism are being formulated. See "Item 5 Operating and Financial Review and Prospects -- Trend Information" for a detailed discussion of this new pricing mechanism.

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

     In 2003, SERC and the State Administration of Commerce and Industry jointly promulgated a model contract form (the "Model Contract Form") for use by power grid companies and power generation companies in connection with electricity sale and purchase transactions. The Model Contract Form contains provisions on the parties' rights and obligations, amount of electricity subject to purchase, payment method and liabilities for breach of contract, etc. We believe that the publication of the Model Contract Form has facilitated the negotiation and execution of electricity purchase contracts between power grid companies and power generation companies in a fair, transparent and efficient manner, thereby reducing transaction costs and improving performance rate of both power grid companies and power generation companies. In 2004, all of the agreements entered into between our power plants and the local grid companies are based on the Model Contract Form.

     In 2004, a small percentage of power output of Dalian, Dandong, Shidongkou II, Shidongkou I, Yushe, Yingkou and Fuzhou Power Plants has been sold through the power bidding process. This practice was suspended in the second half of 2004 to facilitate the transition to the regional power market in both the Northeast and Eastern China, which was started as a pilot program by NDRC in June 2003.

     The power market of the Northeast region commenced operation on January 15, 2004 by adopting a "dual pricing with full competition" mode. The market has been in trial operation since the end of 2004 after several simulated operations and has held its annual price bidding.

     The trial operation has been suspended for the purpose of amending and improving the rules of the operation. In the meantime, all the power plants are following the settlement methods used in 2004. At present, partial amendment of such rules of operation has been completed and an opinion on perfecting the trial operation of the power market in the Northeast region has been formulated by SERC. On April 4, 2005, SERC and NDRC jointly issued a circular requiring the power market of the Northeast region to start holding monthly price bidding on a trial basis in April 2005.

     The Company has 3 power plants in the Northeast region, namely Dalian Power Plant, Dandong Power Plant and Yingkou Power Plant with a total of 8 generating units and an aggregate generation capacity of 2,740 MW. All of them are located in the loading centre in Liaoning.

     To ensure a fair market environment for the three power plants in Liaoning, the Company will keep itself updated on the changes of the relevant rules and will actively support and participate in the establishment of the power market of the Northeast region. The Company believes that it can optimize its competitive strengths under a fair, reasonable and open market environment.

     According to the "Pilot Scheme for the Power Market of the Eastern Region" (the "Pilot Scheme"), 85% of the power sales will be carried out in the form of annual contracts during the first stage and 15% will be carried out by way of price bidding.

     The power market of the Eastern region commenced a simulated operation on May 18, 2004. The results revealed that the relevant rules shall be subject to further amendments and modifications.

     Currently, the Company has 8 power plants or 22 power generating units with an aggregate generation capacity of 7,140 MW, representing 15% of the aggregate capacity of all bidding units in the Eastern region. Most of the power plants are located in regions short of power supply such as Jiangsu, Shanghai and Fujian and most of them are located in regional loading centres. Most of the power plants consist of individual units with large-capacity and high-performance, together with small number of employees and high-standard management. Under the centralized management of the Company, these power plants will remain highly competitive in their markets.

     Due to the fact that the power market in the Eastern region is partly competitive on power sale and the power demand will increase rapidly, this region is estimated to remain in short power supply in the coming two years. Therefore, even in the case of the regional market entering into official operation, there will not be any material impact on the Company.

     Usually the power rate determined under the bidding practice is lower than the power rate for planned generation, primarily because the competitive bidding drives down the prices. We believe, however, that the output subject to the bidding practice represents only a small portion of our total output and power rate applicable to this portion is calculated to enable the power plants to at least recover variable costs, part of fixed costs and also produce some profit. For our planned generation, the power rate is still determined on a basis which permits us to recover all the operating costs plus a margin of profit. Establishing regional power markets and increasing the use of the bidding method are the general trend in China's power market reform, which is conducive to creating a competition environment that is fair, transparent and equitable. We believe that this reform will benefit the Company in the long-term. We will adopt different bidding strategies and fully take advantage of the large scales of our power plants in accordance with the specific circumstances of different power grids and different power plants, thereby maximizing our profits in the power bidding process. We also believe that our large and highly efficient generating units are competitive in a more open, orderly and fair market.

     The following table sets forth the average power rates (RMB/MWh) of electric power sold by our power plants, for each of the five years ended December 31, 2004 and the approved power rates for 2004 and 2005.




                                    2000        2001          2002         2003               2004               2005
                                  --------    --------      --------     --------     -------     -------      -------
                                   Average     Average      Average       Average     Average     Approved     Approved
                                   Rate (1)    Rate (1)     Rate (1)      Rate (1)    Rate(1)     Rate(1)      Rate(1)
                                  --------    --------      --------     --------     -------     -------      -------

Dalian Power Plant...........           --       291.38        280.53       272.69     283.62     323.00(2)      323.00
   Phase I..................        316.53           --            --           --         --         --             --
   Phase II.................        305.42           --            --           --         --         --             --
Fuzhou Power Plant..........            --           --        327.80       331.82     365.00     372.50(3)      372.50
   Phase I..................        353.40       357.50            --           --         --         --             --
   Phase II.................        405.35       349.18            --           --         --         --             --
Nantong Power Plant.........            --       318.38        309.54       312.52     325.18     338.00(4)      338.00
   Phase I..................        323.71           --            --           --         --         --             --
   Phase II.................        323.71           --            --           --         --         --             --
Shangan Power Plant.........            --                     315.65       307.94     303.25     324.00(4)      324.00
   Phase I..................        283.30       292.71            --           --         --         --             --
   Phase II.................        379.50       371.73            --           --         --         --             --
Shantou Oil-Fired Plant.....        669.77       618.24        621.02       672.41     604.08     594.39         594.39
Shantou Power Plant.........        473.85       473.85        455.95       435.17     446.86     449.41(5)      449.41
Shidongkou II...............        362.44       356.76        345.90       332.85     342.56     374.00(6)      374.00
Dandong Power Plant.........        306.27       298.93        273.70       276.95     289.05     332.00(7)      332.00
Nanjing Power Plant.........        325.68       318.60        304.07       307.31     321.67     338.00(8)      338.00
Dezhou Power Plant
   (Phase I, II & III)......            --       340.33        339.64       333.34     332.58     336.97(9)      336.97
Jining Power Plant
   Phase I, II..............            --       267.31        275.15       274.66     299.89     282.26(10)     282.26
   Phase III................            --           --            --           --     299.89     321.50(11)     321.50
Weihai Power Plant..........            --       390.72        393.74       386.50     394.06     397.00(12)     397.00
Shidongkou I................            --           --        252.97       256.64     285.43     281.00(13)     281.00
Taicang.....................            --           --        317.52       321.80     341.10     365.00(14)     365.00
Huaiyin Power Plant
   Phase I..................            --           --        314.79       317.21     330.88     344.00(15)     344.00
   Phase II.................            --           --            --           --         --     344.00         370.00
Changxing...................            --           --        362.70       320.57     351.94     371.00(16)     371.00
Yushe Power Plant
   Phase I..................            --           --            --       200.63     282.10     308.00(17)     308.00
   Phase II.................            --           --            --           --     282.10     250.00(17)    250.00(
Qinbei......................            --           --            --           --         --     290.00         290.00
Xindian.....................            --           --            --       342.41     320.83     321.50(18)     321.50
Luohuang Power Plant........            --           --            --           --     286.74     290.00(19)     290.00
Yueyang Power Plant.........            --           --            --           --     316.52     345.00(20)     345.00
Yingkou Power Plant.........            --           --            --           --     315.48     355.00(21)     355.00
Jinggangshan Power Plant....            --           --            --           --     325.67     348.00(22)     348.00



_______________
Notes:
(1) Includes value-added tax.

(2) 321 before the change on June 25, 2004.

(3) 372 before the change on June 15, 2004.

(4) 341 before the change on June 15, 2004.

(5) 443.41 before the change on June 15, 2004.

(6) 375.80 before the change on June 15, 2004.

(7) 330 before the change on June 25, 2004.

(8) 341 before the change on June 15, 2004.

(9) 354 for Phase I and Phase II and 321.5 for
    Phase III before the change on November 1, 2004.

(10) 280.76 for Phase I and II before the change on June 15, 2004.

(11) 320 before the change on June 15, 2004.

(12) 395.5 before the change on June 15, 2004.

(13) 266.51 before the change on June 15, 2004.

(14) 372 before the change on June 15, 2004.

(15) 350 for Phase I before the change on June 15, 2004.

(16) 339.16 before the change on June 15, 2004.

(17) the rate became effective as of January 1, 2004.

(18) 320 before the change on June 15, 2004.

(19) 288.71 before the change on June 15, 2004.

(20) 351 before the change on June 15, 2004.

(21) 353 before the change on June 15, 2004.

(22) 362 before the change on June 15, 2004.


Fuel supply arrangements

     In 2004, twenty-two of our twenty-three power plants are fueled by coal, and only Shantou Oil-Fired Power Plant is a combined-cycle facility fueled by oil.

Coal

     Most of the coal supply for the twenty-two coal-fired power plants is obtained from numerous coal producers in Shanxi Province.

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

     From 2002 to 2003, there was no longer official State Plan for coal supplies, but the government continues to coordinate the coal prices at the annual national coal purchase conferences attended by, among others, representatives of each of power companies, coal suppliers, and the railway authorities and sponsored and coordinated by NDRC. Starting from 2004, although such annual coal purchase conferences continue to be held, only key contracts are negotiated and executed at such conferences.

     In 2004, we consumed a total of 52.68 million tons of coal, 42.3% of which was purchased under the key contracts, and the remainder was purchased from the open market.

     Coal prices for our company, including transportation costs and miscellaneous expenses, averaged approximately RMB307.92 per ton in 2004. We strive to reduce the fuel costs in a number of ways, including seeking to purchase high quality coal at competitive prices directly from coal mines or coal shipment terminals, improving coal storage management and inspection and demanding compensation from suppliers for failure to deliver coal of the specified quantity and quality in accordance with the relevant purchase arrangements. We have also started to experiment in some of our power plants with the method of mixing different types of coal as a measure of cost reduction. Although we took various cost-control measures, we were not able to fully offset the adverse effect that the rising coal prices had on the cost of our operations in 2004.

     In order to address the shortage of coal supplies, we have entered into 7 medium to long-term agreements with major coal suppliers to secure stable prices for our coal supplies from 2005 to 2009. At the same time, we also signed coal supply contracts with coal suppliers at the annual national coal purchase conference for 2005. Through these measures, we seek to further strengthen the stable coal supplies for our power plants.

     We have entered into purchase agreements with coal suppliers to purchase
52.05 million tons of coal for 2005, which is about 85% of the coal required for the total planned generation of the Company. This amount includes both the amount covered by the medium and long term coal supply agreements we have entered into with coal suppliers and the amount settled at annual coal purchase conferences sponsored and coordinated by NDRC.

Oil

     The crude oil of Shantou Oil-Fired Plant is transported by pipeline to Huangdao in Eastern Shandong Province, loaded onto ships, shipped along the coast to the Zhanjiang port in Western Guangdong, trans-shipped to the Shantou port, unloaded into storage tanks in Shantou and finally transported to the Shantou Oil-Fired Power Plant by pipeline.

     In 2004, the crude oil from the Shengli Oil Field to Shantou was RMB2,352.6 per ton (CIF Price).

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

     With respect to the Shantou Oil-Fired Power Plant, repair and maintenance are scheduled according to cumulative operating hours. A small-scale servicing takes approximately seven days. A full-scale maintenance takes approximately 30 days.

C.       Organizational Structure

     We are 43.12% owned by HIPDC, which in turn is a subsidiary of Huaneng Group. Huaneng Group was established in 1988 with the approval of the State Council. In 2002, Huaneng Group was restructured as one of the five independent power generation group companies to take over the power generation assets originally belonging to the State Power Corporation of China. Huaneng Group has a registered capital of RMB20 billion and is controlled and managed by the central government. Huaneng Group is principally engaged in the development, investment, construction, management and operation of energy related projects as well as the production and sale of electric (thermal) power. In addition to this core business, Huaneng Group also engages in the development, investment, construction, products and sale of projects and products in the information, transportation, new energy source and environmental industries.

     HIPDC was established in 1985 as a joint venture with 51.98% of its interest currently owned by Huaneng Group. HIPDC is engaged in developing power plants using foreign capital. Some of the power plants currently owned and operated by us were originally built and later transferred to us by HIPDC. Both Huaneng Group and HIPDC have agreed to give us preferential rights in the power development business and power assets transfers.

     The following organizational chart sets forth the organizational structure of us and HIPDC as of December 31, 2004:





  ---------------     ----------------     --------------      -------------------     --------------     ---------------------
 | China Huaneng |   |  Guohua Power |    |  China Group |    |  China Resources  |   | China Cinda  |   | China International |
 |     Group     |   |   Investment  |    |  Development |    | Power Investments |   |   Trust      |   |   Water & Electric  |
 |  Corporation  |   |    Limited    |    |   Limited    |    | Company Limited   |   |  Company     |   |    Corporation      |
 |               |   |    Company    |    |              |    |                   |   |              |   |                     |
  ---------------     ----------------     --------------      -------------------     --------------     ---------------------
        |                   |                    |                      |                   |                    |
        | 51.98%            | 15.77%             | 15.0%                | 10.0%             | 5.8%               | 1.45%
        |                   |                    |                      |                   |                    |
        |--------------------------------------------------------------------------------------------------------
        |
        |
        |          Hebei Provincial      Jiangsu Province         Dalian Municipal          Shantou Power        Shantou Electric
  -------------      Construction       International Trust         Construction          Development Joint          Power
 |             |     Investment            & Investment          Investment Company         Stock Company          Development
 |    HIPDC    |      Company                Company                                           Limited              Company*
 |             |
  -------------
        |
        |                  |       Fujian       |                        |                        |                      |
        |                  |    International   |    Liaoning Energy     |                        |                      |
 Listed |   Existing H     |      Trust &       |      Investment        |   Nantong Investment   |   Dandong Energy     |
   A    |     Shares       |     Investment     |   (Group) Co., Ltd.    |   Management Centre    |     Investment       |
 Shares |                  |      Company       |                        |                        | Development Centre   |
        |                  |                    |                        |                        |                      |
|       |        |         |        |           |          |             |          |             |         |            |
| 4.15% | 43.12% | 25.34%  |  7.5%  | 5.56%     |   5.18%  |  3.81%      |  3.75%   |    1.13%    | 0.32%   |  0.11%     |  0.4%
|       |        |         |        |           |          |             |          |             |         |            |
|                |                  |                      |                        |                       |
-----------------------------------------------------------|--------------------------------------------------------------------
                                                           |
                                                     -------------
                                                    |             |
                                                    |   Company   |
                                                    |             |
                                                     -------------


                          Note: *On May 12, 2004, Shantou Electric Power Development Company ("SEPDC")
                          transferred to HIPDC 30,000,000 legal person shares of the Company held by
                          SEPDC. Thereafter, on December 21, 2004, SEPDC further transferred to HIPDC additional 28,000,000 legal person shares of the Company held by it in consideration for HIPDC's payment of certain debt obligations owed by SEPDC to Bank of Communications Shantou Branch as part of a court-ordered debt settlement plan.


D.   Property, plants and equipment

     The following table presents certain summary information on our power plants, projects under construction and proposed projects.



Summary Information on the Company's Power Plants and Proposed Projects (as of March 31, 2005)



                                                                                Current                               Type
                             Province/      Actual/Estimated    Total Actual   Installed               Attributable   of
    Plant or Expansion      Municipality  In-service Date (1)     Cost (2)     Capacity    Ownership     Capacity     Fuel
--------------------------- ------------- --------------------- ------------- ------------ ----------- ------------- -------
 (Names as defined below)                                        (Millions       (MW)          %            MW
                                                                    RMB/
                                                                  Millions
                                                                    US$)
Power Plants
----------------------------------------------------------------------------------------------------------------------------
Shantou Oil-Fired(5)        Guangdong     Units I & II:            215/24.7    2 x 34.1        100%        103       Oil
                                          Jan. 1987
                                          Unit III: April 1988                 1 x 34.95
Dalian         Phase I      Liaoning      Unit I: Sep. 1988      1,569/180      2 x 350        100%        700       Coal
                                          Unit II: Dec. 1988
               Phase II                   Unit III: Jan. 1999    3,554/408      2 x 350        100%        700       Coal
                                          Unit IV: Jan. 1999
Fuzhou         Phase I      Fujian        Unit I: Sep. 1988      1,713/197      2 x 350        100%        700       Coal
                                          Unit II: Dec. 1988
               Phase II                   Unit III: Oct. 1999    3,535/406      2 x 350        100%        700       Coal
                                          Unit IV: Oct. 1999
Nantong(5)     Phase I      Jiangsu       Unit I: Sep. 1989      1,682/193      2 x 352        100%        704       Coal
                                          Unit II: March 1990
               Phase II                   Unit III: Jul. 1999    3,573/410      2 x 350        100%        700       Coal
                                          Unit IV: Oct. 1999
Shangan        Phase I      Hebei         Unit I: Aug. 1990      1,959/225      2 x 350        100%        700       Coal
                                          Unit II: Dec. 1990
               Phase II                   Unit III: Oct. 1997    2,804/322      2 x 300        100%        600       Coal
               (3)
                                          Unit IV: Oct. 1997
Shantou                     Guangdong     Unit I: Jan. 1997      4,942/568      2 x 300        100%        600       Coal
                                          Unit II: Jan. 1997
Shidongkou II               Shanghai      Unit I: Jun. 1992      4,395/505      2 x 600        100%       1,200      Coal
                                          Unit II: Dec. 1992
Dandong                     Liaoning      Unit I: Jan. 1999      4,798/551      2 x 350        100%        700       Coal
                                          Unit II: Jan. 1999
Nanjing(4)                  Jiangsu       Unit I: March 1994     3,212/369      2 x 320        100%        640       Coal
                                          Unit II: Oct. 1994
Dezhou                      Shandong      Units I & II: 1992        1,313       2 x 300        100%        600       Coal
                                          Units III & IV:           1,760       2 x 300        100%        600       Coal
                                          Jun. 1994,  May 1995
                                          Unit V & VI: Jun.         5,111       2 x 660        100%       1,320      Coal
                                          2002; Oct. 2002
Jining (4)                  Shandong      Units I & II: 1973           43       2 x 50         100%        100       Coal
                                          Units III & IV:              69       1 x 115        100%        225       Coal
                                          1976 & 1978                           1 x 110
                                          Unit V & Unit VI:           760       2 x 135        100%        270       Coal
                                          July 2003 & August
                                          2003
Weihai                      Shandong      Units I & II: May         1,110       2 x 125         60%        150       Coal
                                          1994, Jan. 1995
                                          Units III & IV:           2,834       2 x 300         60%        360       Coal
                                          Mar. Nov. 1998
Shidongkou I                Shanghai      Unit I: Feb. 1988           N/A       4 x 300        100%       1,200      Coal
                                          Unit II: Dec. 1988
                                          Unit III: Sep. 1989
                                          Unit IV: May 1990
Changxing                   Zhejiang      Unit I: Jan. 1992           N/A       2 x 125        100%        250       Coal
                                          Unit II: Aug. 1992

Taicang                     Jiangsu       Unit I: Dec. 1999           N/A       2 x 300         75%        450       Coal

                                          Unit II: April 2000

Huaiyin                     Jiangsu       Unit I: Nov. 1993            N/A      2 x 200       63.64%       255       Coal
                                          Unit II: Aug. 1994
Yushe          Phase I      Shanxi        Unit I: June 1994            N/A      2 x 100         60%        120       Coal
                                          Unit II: Dec 1994
               Phase II                   Unit I: Nov. 2004            N/A      2 x 300         60%        360       Coal
                                          Unit II: Dec. 2004




Xindian                     Shandong      Unit III: Jan 2002        N/A       2 x 225(6)       100%        450       Coal
                                          Unit IV: Dec 2001

Qinbei         Phase I      Henan         Unit I & II: Dec.         N/A         2 x 600         55%        660       Coal
                                          2004

Jinggangshan                Jiangxi       Unit I: Dec. 2000         N/A         2 x 300        100%        600       Coal
                                          Unit II: Aug. 2001

Yueyang                     Hunan         Unit I: Sep. 1991         N/A        2 x 362.5        55%       398.75     Coal
                                          Unit II: Dec. 1991

Luohuang       Phase I      Chongqing     Unit I: Sep. 1991         N/A         2 x 360         60%        432       Coal
                                          Unit II: Feb. 1992
               Phase II                   Unit I & II: Dec.         N/A         2 x 360         60%        432       Coal
                                          1998

               Jiangbei     Chongqing     Unit I: Jan. 1991         N/A         1 x 108       60%          64.8      Gas
               Gas-fired

Yingkou                     Liaoning      Unit I: Jan. 1996         N/A         2 x 320        100%        640       Coal
                                          Unit II: Dec. 1996

Pingliang                   Gansu         Unit I: 2000                 N/A      4 x 300         65%        780       Coal
                                          Unit II: 2001
                                          Unit III: June. 2003
                                          Unit IV: Nov. 2003
----------------------------------------------------------------------------------------------------------------------------


Project under Construction
----------------------------------------------------------------------------------------------------------------------------
Shantou Phase II            Guangdong                                           1 x 600        100%                  Coal
Yueyang Phase II            Hunan                                               2 x 300         55%                  Coal
Taicang Phase II            Jiangsu                                             2 x 600         75%                  Coal
Luohuang Phase III          Chongqing                                           2 x 600         60%                  Coal
Yuhuan Phase I              Zhejiang                                           2 x 1,000       100%                  Coal
Sichuan Hydropower                                                                783           60%                  Hydro
----------------------------------------------------------------------------------------------------------------------------
                                                                Subtotal         6,383

Proposed Projects
----------------------------------------------------------------------------------------------------------------------------
Shanghai Gas Turbine
  project                   Shanghai                                            3 x 350                              Gas
Jinling Gas Turbine         Nanjing                                             3 x 350                              Gas
project
Shangan Phase III           Hebei                                               2 x 600                              Coal
Xindian Phase III           Shandong                                            2 x 300                              Coal
Qinbei Phase II             Henan                                               2 x 600                              Coal
Yingkou Phase II            Liaoning                                            2 x 600                              Coal
Huaiyin Phase III           Jiangsu                                             2 x 330                              Coal
Yuhuan Phase II             Zhejiang                                           2 x 1,000                             Coal
Sichuan Hydropower                                                               1,439                               Hydro
----------------------------------------------------------------------------------------------------------------------------
                                                                Subtotal         10,399

----------------------------------------------------------------------------------------------------------------------------


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

     The following table presents the availability factors and the capacity factors for the years, 2001, 2002, 2003 and 2004 for the power plants which we operate.


                                       Availability factor (%)                    Capacity factor (%)
                              ----------------------------------------------------------------------------------
                                 2001       2002      2003       2004      2001       2002      2003      2004
                              ----------------------------------------------------------------------------------
Dalian
   Phase I....................   96.79     93.58     90.66      95.08     53.66      56.59     64.32     78.80
   Phase II...................   90.33     94.71     96.77                49.25      58.46     73.79
Fuzhou
   Phase I....................   90.99     95.57     91.08      92.47     51.30      54.61     72.03     83.13
   Phase II...................   95.42     92.19     93.58                41.35      62.82     72.43
Shangan
   Phase I....................   90.01     86.72     89.15      93.02     64.46      64.85     69.76     74.95
   Phase II...................   94.52     94.16     91.72                65.60      69.44     71.18
Nantong
   Phase I....................   93.45     96.73     89.69      92.52     58.95      59.84     62.61     76.47
   Phase II...................   88.28     97.28     99.72                60.34      67.03     73.80
Dandong.......................   88.35     96.07     97.74      94.95     45.37      57.37     68.84     77.94
Shantou Oil-Fired.............   91.69     82.09     91.05      98.24     22.15      23.66     33.93     35.10
Shantou.......................   90.39     96.88     94.23      92.40     73.08      79.53     84.71     88.57
Shidongkou II.................   93.33     93.43     91.47      96.51     69.98      71.71     78.87     80.64
Nanjing.......................   89.16     91.77     94.16      94.47     60.73      67.76     72.55     77.92
Dezhou........................   92.33     91.25     90.47      94.49     64.97      49.92     54.05     59.27
Jining........................   95.33     96.49     94.32      93.58     72.36      69.30     51.28     53.67
Weihai........................   95.89     95.88     94.87      94.29     58.46      60.28     58.53     63.82
Shidongkou I..................    --       91.33     81.86      94.43       --       70.70     74.58     77.55
Taicang.......................    --       90.21     95.31      94.74       --       70.65     80.71     86.18
Huaiyin.......................    --       88.72     94.44      94.35       --       60.84     67.98     76.70
Changxing.....................    --       90.21     86.56      95.46       --       70.65     81.65     88.56
Yushe.........................    --         --      94.69      95.84       --        --       80.20     85.43
Xindian.......................    --         --      95.52      92.11       --        --       44.99     61.77
Luohuang......................    --         --        --       90.71       --        --         --      64.48
Yueyang.......................    --         --        --       89.25       --        --         --      71.90
Yingkou.......................    --         --        --       94.07       --        --         --      80.74
Jinggangshan..................    --         --        --       92.40       --        --         --      69.12
------------------------------------------------------------------------------------------------------------------


     Our power plants, their respective operations and proposed projects as of March 31, 2005 are described below.

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

     Dalian Power Plant consumes 14,000 tons of coal per day when operating at maximum generating capacity. In 2004, Dalian Power Plant obtained 53.4% of its total consumption of coal pursuant to the key contracts and the remainder on the open market. The weighted average cost of coal for Dalian Power Plant was RMB344.79 (2003: RMB260.48) per ton in 2004.

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

     Dandong Power Plant consumes 6,200 tons of coal per day when operating at maximum generating capacity. In 2004, Dandong Power Plant obtained 43.8% of its total consumption of coal pursuant to the key contracts and the remainder on the open market. The weighted average cost of coal for Dandong Power Plant was RMB289.67 (2003: RMB227.64) per ton in 2004.

     All the electricity generated by Dandong Power Plant is delivered to the Liaoning Provincial Power Grid and was sold through the Liaoning Electric Power Co., Ltd. The coal supply is obtained from several coal producers in Northern Shanxi Province. The coal is transported by rail from the mines to Qinhuangdao port and shipped by barge to the Dandong port in Dandong, where it is unloaded and transported to Dandong Power Plant using special coal handling facilities. The wharf is owned and maintained by Dandong Power Plant and is capable of handling 28,000 ton vessels. Dandong Power Plant typically stores 200,000 tons of coal on site.

     Huaneng Yingkou Power Plant ("Yingkou Power Plant") Yingkou Power Plant is located in Yingkou City in Liaoning Province. Yingkou Power Plant Phase I has an installed capacity of 640 MW and consists of 2 x 320 MW supercritical coal-fired generating units which commenced commercial operations in January and December 1996 respectively.

     The coal supply for Yingkou Power Plant is mainly obtained from Shanxi Province. Yingkou Power Plant consumes 6,600 tons of coal per day when operating at maximum generating capacity. In 2004, Yingkou Power Plant obtained 60.3% of its total consumption of coal pursuant to the key contracts and the remainder on the open market. The weighted average cost of coal for Yingkou Power Plant was RMB301.62 per ton in 2004.

     Yingkou Power Plant sells all its electricity through Liaoning Electric Power Co., Ltd. Electricity generated by Yingkou Power Plant is delivered to the Liaoning Provincial Power Grid.

Proposed Project in Liaoning Province

     Huaneng Yingkou Power Plant Phase II ("Yingkou Phase II") Yingkou Phase II is planned to consist of two 600 MW coal-fired generating units. The estimated total investment will be approximately RMB4.5 billion. We will own 100% equity interest in this project. This project has been confirmed by and registered with NDRC and the State Council.

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

     Fuzhou Power Plant consumes up to 14,000 tons of coal per day when operating at maximum generating capacity. In 2004, the Fuzhou Power Plant obtained 54.3% of its total consumption of coal pursuant to the key contracts and the remainder was obtained on the open market. The weighted average cost of coal for Fuzhou Power Plant in 2004 was RMB393.15 (2003: RMB274.01) per ton.

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

     Shangan Power Plant consumes 9,000 tons of coal per day when operating at maximum generating capacity. In 2004, Shangan Power Plant obtained 56% of its total consumption of coal pursuant to the key contracts and the remainder was obtained on the open market. The weighted average cost of coal for Shangan Power Plant in 2004 was RMB212.20 (2003: RMB178.26) per ton.

     Shangan Power Plant sells all its electricity through the Hebei Electric Power Corporation. Electricity generated by Shangan Power Plant is delivered to the Hebei Provincial Power Grid.

Proposed Project in Hebei Province

     Huaneng Shangan Power Plant Phase III ("Shangan Phase III Expansion") The Shangan Phase III Expansion is expected to be adjacent to the Shangan Power Plant Phase I and the Shangan Power Plant Phase II. The Shangan Phase III Expansion is expected to consist of two 600 MW coal-fired units. The project proposal has been submitted to NDRC.

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

     Nantong Power Plant consumes up to 14,000 tons of coal per day when operated at maximum generating capacity. In 2004, Nantong Power Plant obtained 56.4% of its total consumption of coal pursuant to the key contracts and the remainder was obtained on the open market. The weighted average cost of coal for Nantong Power Plant in 2004 was RMB332.41 (2003: RMB257.38) per ton.

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

     In 2004, Nanjing Power Plant obtained approximately 51.9% of its total consumption of coal pursuant to the key contracts and the remainder was obtained on the open market. The weighted average cost of coal for Nanjing Power Plant in 2004 was RMB348.95 (2003: RMB256.44) per ton.

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

     The coal supply for Taicang Power Plant is primarily from Shenhua in Inner Mongolia and Datong in Shanxi Province. Taicang Power Plant consumes up to 6,000 tons of coal per day when operating at maximum generating capacity.

     In 2004, Taicang Power Plant obtained approximately 51.9% of its total consumption of coal pursuant to the key contracts and the remainder was obtained on the open market. The weighted average cost of coal for Taicang Power Plant in 2004 was RMB339.94 (2003: RMB262.95) per ton.

     Taicang Power Plant sells all its electricity through the Jiangsu Electric Power Company. Electricity generated by Taicang Power Plant is delivered to the Jiangsu Provincial Power Grid.

     Jiangsu Huaiyin Power Plant ("Huaiyin Power Plant") Huaiyin Power Plant was constructed in the early 1990's. It is located in the Centre of the Northern Jiangsu Power Grid. The plant's 2 x 200 MW PRC-built coal-fired generating units commenced operation in November, 1993 and August, 1994 respectively. In order to reduce energy consumption and increase capacity, one generating unit of Huaiyin Power Plant was upgraded in October 2001, which increased the maximum generation capacity of that unit to 220 MW. In 2002, upgrading of the second generating unit was completed, and the actual generation capacity of Huaiyin Power Plant is 400 MW. The other two 330 MW coal-fired generating units of Huaiyin Power Plant Phase II Expansion have commenced commercial operations in January and March 2005, respectively.

     In 2004, Huaiyin Power Plant obtained approximately 70.1% of its total consumption of coal pursuant to the key contracts and the remainder was obtained on the open market. The weighted average cost of coal for Huaiyin Power Plant in 2004 was RMB358.62 (2003: RMB256.21) per ton.

     The coal supply for the Huaiyin Power Plant is primarily from Anhui Province, Shaanxi Province, Henan Province and Shanxi Province. Huaiyin Power Plant consumes up to 4,600 tons of coal per day when operating at maximum generating capacity.

     Huaiyin Power Plant sells its electricity to Jiangsu Electric Power Company and delivers its electricity to the Jiangsu Provincial Power Grid.

Project Under Construction in Jiangsu Province

     Huaneng Taicang Power Plant Phase II Expansion ("Taicang Phase II Expansion") Taicang Phase II Expansion consists of two 600 MW coal-fired generating units and is currently under construction. The estimated total investment for this project is approximately RMB4.64 billion. This project is expected to be put into commercial operation in 2006.

Proposed Projects in Jiangsu Province

     Huaneng Huaiyin Power Plant Phase III Expansion ("Huaiyin Phase III Expansion") The project is planned to consist of 2 x 330 MW coal-fired generating units. The estimated total investment is approximately RMB2.49 billion. We expect to own 63.64% equity interest in this project. The project proposal has been submitted to NDRC.

     Huaneng Jinling Combined-cycle Gas turbine Project ("Jinling Gas Turbine Project") The project is expected to be located on the outskirts of Nanjing. Three 350 MW-class combined-cycle-gas-turbine generating units will be constructed and the project investment is estimated to be approximately RMB3.6 billion, of which 25% will be financed by equity capital and 75% by bank borrowing. The Jinling Gas Turbine Project will be jointly developed by us, Jiangsu Provincial Investment Management Company, Ltd. and Nanjing Municipal Investment Corporation. The project proposal for Jinling Gas Turbine Project has been approved by the State Council. We have signed a letter of intent with PetroChina Company Limited with regards to the purchase and transportation of natural gas for Jinling Gas turbine Project.

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

     In 2004, Shidongkou II obtained 45% of its total consumption of coal pursuant to the key contracts and the remainder was obtained on the open market. The weighted average cost of coal for Shidongkou II in 2004 was RMB342.30 (2003: RMB250.81) per ton.

     Shidongkou II sells all its electricity through Shanghai Municipal Electric Power Company. Electricity generated by Shidongkou II is delivered to the Shanghai Municipal Power Grid.

     Shanghai Shidongkou First Power Plant ("Shidongkou I") Shidongkou I was constructed in the 1980's and is located in the northern region of the Shanghai Power Grid. The plant comprises 4 X 300 MW PRC-built coal-fired generating units, which commenced operation in February, 1988, December, 1988, September, 1989 and May, 1990 respectively, and has a total installed capacity of 1,200 MW.

     The coal supply for Shidongkou I is primarily from Shanxi Province, Anhui Province and Henan Province.

     In 2004, Shidongkou I obtained approximately 65.5% of its total consumption of coal pursuant to the key contracts and the remainder was obtained on the open market. The weighted average cost of coal for Shidongkou I in 2004 was RMB359.93 (2003: RMB262.69) per ton.

     Shidongkou I sells its electricity through Shanghai Municipal Electric Power Company. Electricity generated by Shidongkou I is delivered to the Shanghai Municipal Power Grid.

Proposed Projects in Shanghai Municipality

     Shanghai Combined-cycle Gas Turbine Power Plant ("Shanghai Gas Turbine Project") Three 350MW combined-cycle-gas-turbine generating units will be constructed, and the project investment is estimated to be approximately RMB3.6 billion, of which 25% will be financed by equity capital and 75% by bank borrowing. Shanghai Gas Turbine Project will be jointly developed by us and Shenergy Company, Ltd. according to the expected ownership of 70% and 30% respectively. The Shanghai Gas Turbine Project has been confirmed by and registered with the State Council. We have signed a letter of intent with Shanghai Natural Gas Pipeline Company with regard to the purchase and transportation of natural gas for Shanghai Gas Turbine Project.

Power Plants in Guangdong Province

     Huaneng Shantou Oil-Fired Power Plant ("Shantou Oil-Fired Power Plant") Shantou Oil-Fired Power Plant is located on the outskirts of the city of Shantou. Shantou Oil-Fired Power Plant has an installed capacity of 103 MW and consists of two gas turbine units and a single steam turbine unit. The two gas turbine units commenced commercial operations in January, 1987, and Shantou Oil-Fired Power Plant commenced full-scale commercial operations in April, 1988. The units were supplied by Alsthom.

      Prior to 1995, each year NDRC allocated 120,000 tons of crude oil produced by the Shengli Oil Field to Shantou Oil-Fired Power Plant. This allocation is currently made in accordance with our planned generation. The crude oil purchased by Shantou Oil-Fired Power Plant is transported from the Shengli Oil Field to the Huangdao port in Shandong Province and shipped by the Guangzhou Ocean Shipping (Group) Company by tanker to storage facilities at the Maoming Petrochemical Facility in Zhanjiang. The crude oil is then transported twice a month by 5,000 ton barge loads to the port in Shantou where the oil is stored in a 30,000 cubic meter storage tank. From the Shantou port, the crude oil is pumped once a week through a 14-kilometer pipeline to Shantou Oil-Fired Power Plant. Shantou Oil-Fired Power Plant typically stores 2,500 tons of oil on site and consumes 200 tons of oil per day.

     The average price for crude oil from the Shengli Oil Field to Shantou during 2004 was RMB2,352.6 (2003: RMB1,880.03) per ton.

     The electricity sales of Shantou Oil-Fired Power Plant were made through the Shantou Power Supply Branch of Guangdian Group Company. Electricity generated by Shantou Oil-Fired Power Plant is delivered to the Guangdong Shantou Municipal Power Grid.

     Huaneng Shantou Coal-Fired Power Plant ("Shantou Power Plant") Shantou Power Plant had originally been developed and constructed by HIPDC which, transferred all its rights and interests therein to us effective December 31, 1994. See "Item 7. Major Shareholders and Related Party Transactions." Located on the outskirts of the city of Shantou near Shantou Oil-Fired Power Plant, Shantou Power Plant was set up with the support of the Shantou municipal government and the Guangdong provincial government. Shantou Power Plant consists of two 300 MW coal-fired units with boilers supplied by Dongfang Group using technology from Foster Wheeler Energy Corporation and Russian-made turbines and generators. The two units commenced commercial operation on January 1, 1997.

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

     Shantou Power Plant will consume up to 5,000 tons of coal per day when operated at maximum generating capacity. In 2004, the Shantou Power Plant obtained 65.7% of its total consumption of coal pursuant to the key contracts and the remainder was purchased on the open market. The weighted average costs of coal for Shantou Power Plant in 2004 was RMB371.30 (2003: RMB293.60) per ton.

     The electricity sales of Shantou Power Plant are made to the Shantou Municipal Power Corporation and the Guangdong Guangdian Power Grid Group Co., Ltd. Electricity generated by Shantou Power Plant is delivered to the Guangdong Provincial Power Grid.

Project Under Construction in Guangdong Province

     Huaneng Shantou Coal-Fired Power Plant Phase II ("Shantou Phase II Expansion") Shantou Phase II Expansion is expected to be adjacent to the Shantou Power Plant. We expect that the Shantou Phase II Expansion will share with the Shantou Power Plant certain facilities, such as coal unloading and storage facilities and effluence pipes, which have been built to accommodate the requirements of plant expansions. The Shantou Phase II Expansion is expected to consist of one 600 MW coal-fired generating unit, with total investment of RMB2.26 billion, of which 25% will be financed by equity capital and 75% by bank borrowing. We will own 100% equity interest in this project. The project has commenced construction and is expected to be put into operation in 2005.

Power Plants in Shandong Province

     Dezhou Power Plant ("Dezhou Power Plant") Dezhou Power Plant, is located in Dezhou City, near the border between Shandong and Hebei Provinces, close to an industrial zone that is an important user of electric power for industrial and commercial purposes.

     Dezhou Power Plant comprises of three Phases, with Phases I and II each consisting of two 300 MW coal-fired generating units, and Phase III consisting of two 660 MW coal-fired generating units. Phase III was completed in 2002, which is ahead of plan schedule by one year.

     Dezhou Power Plant is approximately 200 km from Taiyuan, Shanxi Province, the source of the plant's coal supply. The plant is located on the Taiyuan-Shijiazhuang-Dezhou rail line, giving it access to transportation facilities for coal. Dezhou Power Plant consumes up to 27,000 tons of coal per day when operating at maximum generating capacity. In 2004, Dezhou Power Plant obtained approximately 67.6% of its total consumption of coal pursuant to the key contracts and the remainder was obtained on the open market. The weighted average cost of coal for Dezhou Power Plant in 2004 was RMB217.03 (2003:
RMB182.60) per ton. The plant is connected to the main trunk rail line at Dezhou by a dedicated 3.5 km spur line owned by us.

     Dezhou Power Plant sells its electricity through Shandong Electric Power Corporation. Electricity generated by Dezhou Power Plant is delivered to the Shandong Provincial Power Grid.

     Jining Power Plant ("Jining Power Plant") Jining Power Plant is located in Jining City, near the Jining load Centre and near numerous coal mines. Yanzhou coal mine, which is adjacent to the plant, alone has annual production of approximately 20 million tons.

     Jining Power Plant facilities have undergone replacement, renovation and construction as necessary. Jining Power Plant has higher rates of auxiliary power and coal consumption than many larger and newer plants. Generating units V and VI of Jining Power Plant (using cycled fluidized bed combustion boiler) with capacity of 270 MW have been put into commercial operation in July and August 2003, respectively. Jining Power Plant currently comprises six coal-fired generating units, with an aggregate installed capacity of 595 MW.

     Jining Power Plant consumes up to 7,000 tons of coal per day when operating at maximum generating capacity. In 2004, Jining Power Plant obtained approximately 2.8% of its total consumption of coal pursuant to the key contracts and the remainder was obtained on the open market. The weighted average cost of coal for Jining Power Plant in 2004 was RMB274.63 (2003:
RMB195.55) per ton.

     Jining Power Plant sells its electricity through the Shandong Electric Power Corporation and delivers its electricity to Shandong Provincial Power Grid.

     Weihai Power Plant ("Weihai Power Plant") We hold a 60% interest in Weihai Power Plant, the remaining 40% interest of which is owned by Weihai Power Development Bureau ("WPDB"). The facility is situated approximately 16 km southeast of Weihai City, on the shore of the Bohai Gulf. Its location provides access to cooling water for operations and transportation of coal as well as ash and slag disposal facilities.

     Weihai Power Plant, developed in two phases, consists of four coal-fired generating units with an aggregate design capacity of 850 MW. Phase I consists of two 125 MW generating units (Units I and II), and Phase II consists of two 300 MW generating units (Units III and IV). Unit I began commercial operation in May, 1994, and Unit II began commercial operation in January, 1995.

     Unit III commenced commercial operation in March, 1998. Unit IV commenced commercial operation in November, 1998.

     Weihai Power Plant consumes up to 9,000 tons of coal per day when operating at maximum generating capacity. In 2004, Weihai Power Plant obtained approximately 97.2% of its total consumption of coal pursuant to the key contracts and the remainder was obtained on the open market. The weighted average cost of coal for Weihai Power Plant in 2004 was RMB318.83 (2003:
RMB250.16) per ton. The coal supply for Weihai Power Plant is obtained from Shanxi Province and Inner Mongolia.

     Weihai Power Plant sells its electricity through Shandong Electric Power Corporation and delivers its electricity to Shandong Provincial Power Grid.

     Huaneng Xindian Power Plant ("Xindian Power Plant") Xindian Power Plant is located in Zibo Municipality of Shandong Province. Xindian Power Plant currently has an installed capacity of 450 MW and consists of two 225 MW coal-fired generating units which commenced commercial operations in December 31, 2001 and January 22, 2002, respectively.

     Two 100 MW oil-fired generating units of Xindian Power Plant were shut down with the consideration of rising oil prices and the need of reducing operating costs.

     The coal supply for Xindian Power Plant is obtained from several coal producers located mostly in Shanxi Province. Xindian Power Plant consumes up to 5,000 tons of coal per day when operating at maximum generating capacity. In 2004, Xindian Power Plant obtained 72.2% of its total consumption of coal pursuant to the key contracts and the remainder on the open market. The weighted average cost of coal for Xindian Power Plant was RMB292.76 (2003:
RMB235.94) per ton in 2004.

     Xindian Power Plant sells all its electricity through the Shandong Electric Power Corporation. Electricity generated by Xindian Power Plant is delivered to the Shandong Provincial Power Grid.

Proposed Project in Shandong Province

     Xindian Power Plant Phase III Expansion ("Xindian Phase III Expansion") This project is planned to consist of two 300 MW coal-fired generating units with an estimated total investment of approximately RMB2.55 billion. The project proposal has been submitted to NDRC.

Power Plants in Zhejiang Province

     Zhejiang Changxing Power Plant ("Changxing Power Plant") Changxing Power Plant was constructed in the early 1990's. It is located at the intersection of Zhejiang Province, Jiangsu Province and Anhui Province. Changxing Power Plant is a key power plant in northern Zhejiang area. It has 2 x 125 MW PRC-built coal-fired generating units which commence operation in January, 1992 and August, 1992, respectively.

     The coal supply for Changxing Power Plant is primarily from Jungar in Inner Mongolia and Xuzhou in Jiangsu Province. Changxing Power Plant consumes up to 3,000 tons of coal per day when operating at maximum generating capacity. In 2004, Changxing Power Plant obtained approximately 66% of its total consumption of coal pursuant to the key contracts and the remainder was obtained on the open market. The weighted average cost of coal for Changxing Power Plant in 2004 was RMB360.82 per ton (2003: RMB263.96).

     Changxing Power Plant sells its electricity to Zhejiang Provincial Electric Power Company. Changxing Power Plant delivers its electricity to Zhejiang Provincial Power Grid.

Project Under Construction in Zhejiang Province

     Yuhuan Power Plant ("Yuhuan Phase I"). This project is expected to consist two 1000 MW ultra-super critical coal-fired generating units, with an estimated total investment of RMB9.72 billion, of which 25% will be financed by equity capital and 75% by bank borrowing. We own 100% interests of this project. This project has commenced construction and the two generating units are expected to be put into commercial operation in 2007 and 2008 respectively.

Proposed Project in Zhejiang Province

     Huaneng Yuhuan Power Plant Phase II ("Yuhuan Phase II") Yuhuan Phase II is planned to consist of two 1000 MW super-critical generating units, with an estimated total investment of RMB9 billion. We expect to own 100% equity interest in this project.

Power Plant in Shanxi Province

     Huaneng Yushe Power Plant ("Yushe Power Plant") Yushe Power Plant is located in Yushe County of Shanxi Province, currently has an installed capacity of 200 MW and consists of two 100 MW coal-fired generating units which commenced commercial operations in August and December 1994, respectively.

     Another two 300 MW coal-fired generating units of Yushe Power Plant Phase II which commenced commercial operations in November and December 2004 respectively.

     The coal supply for Yushe Power Plant is obtained from several coal producers located mostly in Shanxi Province. Yushe Power Plant consumes up to 9,100 tons of coal per day when operating at maximum generating capacity. In 2004, Yushe Power Plant obtained all of its coal through purchases in the local market. The weighted average cost of coal for Yushe Power Plant was RMB181.96 per ton in 2004.

     Yushe Power Plant sells all its electricity through the Shanxi Electric Power Corporation. Electricity generated by Yushe Power Plant is delivered to the Shanxi Provincial Power Grid.

Power Plant in Henan Province

     Huaneng Qinbei Power Plant ("Qinbei Power Plant") Qinbei Power Plant is located in Jiyuan Municipality of Henan Province. Its installed capacity is 1,200 MW which consists of two 600 MW supercritical coal-fired generating units and commenced commercial operations in November and December 2004, respectively. The coal supply for Qinbei Power Plant is obtained from Shanxi Province. Qinbei Power Plant consumes up to 11,000 tons of coal per day when operating at maximum generation capacity.

Proposed Project in Henan Province

     Qinbei Power Plant Phase II Expansion ("Qinbei Phase II Expansion") This project is planned to consist of two 600 MW coal-fired generating units with an estimated total investment of approximately RMB4.5 billion. We expect to own 60% equity interest in this project. The project proposal has been approved by NDRC.

Power Plant in Jiangxi Province

     Huaneng Jinggangshan Power Plant ("Jinggangshan Power Plant") Jinggangshan Power Plant is located in Jian City of Jiangxi Province, has an installed capacity of 600 MW and consists of two 300 MW coal-fired generating units which commenced commercial operation in December, 2000 and August, 2001 respectively.

     The coal supply for Jinggangshan Power Plant is obtained from Henan Province, Anhui Province and Jiangxi Province. Jinggangshan Power Plant consumes up to 6,500 tons of coal per day when operating at maximum generating capacity. In 2004, Jinggangshan Power Plant obtained 76.7% of its total coal consumption pursuant to the key contracts and the remainder on the open market. In 2004, the weighted average cost of coal for Jinggangshan Power Plant was RMB360.90 per ton.

     Jinggangshan Power Plant sells its electricity through the Jiangxi Electric Power Corporation. Electricity generated by it is delivered to the Jiangxi Provincial Power Grid.

Power Plant in Hunan Province

     Huaneng Yueyang Power Plant ("Yueyang Power Plant") Yueyang Power Plant is located in Yueyang City of Hunan Province. It has an installed capacity of 725 MW and consists of two 362.5 MW sub-critical coal-fired generating units which commenced commercial operation in September and December 1991 respectively.

     The coal supply for Yueyang Power Plant is obtained from Datong in Shanxi Province. Yueyang Power Plant consumes up to 7,400 tons of coal per day when operating at maximum generating capacity. In 2004, Yueyang Power Plant obtained 47.5% of its total consumption of coal pursuant to the key contracts and the remainder on the open market. In 2004, the weighted average cost of coal for Yueyang Power Plant was RMB315.30 per ton.

     Yueyang Power Plant sells its electricity through the Hunan Electric Power Corporation. Electricity generated by Yueyang Power Plant is delivered to the Hunan Provincial Power Grid.

Project Under Construction in Hunan Province

     Huaneng Yueyang Power Plant Phase II ("Yueyang Phase II") The project is under construction. It consists of two 300 MW coal-fired generating units with an estimated total investment of approximately RMB2.47 billion. The two generating units are expected to be put into commercial operation in 2006. We will own 55% equity interest in this project.

Power Plant in Chongqing Municipality

     Huaneng Luohuang Power Plant ("Luohuang Power Plant") Luohuang Power Plant is located in Chongqing Municipality. It consists of two operating plants: Jiangjin Luohuang Power Plant and Jiangbei Combined-cycle Power Plant. Each of Phase I and Phase II of Jiangjin Luohuang Power Plant has an installed capacity of 720 MW and consists of two 360 MW coal-fired generating units. The two units in Phase I commenced commercial operation in September, 1991 and February, 1992 respectively, and the two units in Phase II commenced commercial operation in December, 1998. Jiangbei Combined-cycle Power Plant has an installed capacity of 108 MW and consists of one 108 MW Combined-cycle generating unit that commenced commercial operation in 1991.

     The coal supply for Luohuang Power Plant is obtained from Chongqing Municipality. Luohuang Power Plant consumes up to 15,000 tons of coal per day when operating at maximum generating capacity. In 2004, Luohuang Power Plant obtained all of its coal supplies through purchases in the local market. In 2004, the weighted average cost of coal for Luohuang Power Plant was RMB184.89 per ton.

     Luohuang Power Plant sells its electricity through the Chongqing Municipal Power Corporation. Electricity generated by such plant is delivered to the Chongqing Municipal Power Grid.

Project Under Construction in Chongqing Municipality

     Huaneng Luohuang Power Plant Phase III ("Luohuang Phase III") Luohuang Phase III is currently under construction. It is planned to have an installed capacity of 1,200 MW and consists of two 600 MW coal-fired generating units with an estimated total investment of approximately RMB4.57 billion. The two generating units are expected to be put into commercial operation in 2006 and 2007 respectively. We will own 60% equity interest in this project.

Power Plant in Gansu Province

     Huaneng Pingliang Power Plant ("Pingliang Power Plant") Pingliang Power Plant is located in Pingliang City of Gansu Province. It has an installed capacity of 1,200 MW and consists of four 300 MW coal-fired generating units which commenced commercial operation in 2000, 2001, June and November 2003 respectively.

     The coal supply for Pingliang Power Plant is obtained from local coal mines. Pingliang Power Plant consumes up to 13,000 tons of coal per day when operating at maximum generating capacity. In 2004, Pingliang Power Plant obtained all of its coal supplies through purchases in the local market.

     Pingliang Power Plant sells its electricity through the Gansu Electric Power Corporation. Electricity generated by the plant is delivered to the Gansu Provincial Power Grid.

Competition and dispatch

     All power plants in China are subject to dispatch conducted by various dispatch Centres. A dispatch Centre is required to dispatch electricity pursuant to the Regulations on the Administration of Electric Power Dispatch Networks and Grids, issued by the State Council with effect from November 1, 1993, and in accordance with its agreements with power plants subject to its dispatch. Power generation companies are also required to enter into on-grid dispatch agreements with power grid companies. As a result, there is competition for favorable dispatch treatment in the PRC electric power industry, especially during the off-peak load periods. More efficient power plants usually operate at higher output than less efficient power plants. We believe that in order to increase system stability, large and efficient power plants such as ours will be preferred as base load plants to generate power for the grids to which they connect. We believe that our dispatch arrangements with the local power corporations and dispatch Centres, superior quality equipment, lower coal consumption rate, higher efficiency of plant operation, lower emission levels and larger capacity represent competitive advantages in the markets in which we operate.

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

     In addition to competing with other foreign-invested power generation companies for favorable dispatch arrangements, since 2002, we have also been facing competition from four other major power generating groups: China Power Investment Corporation, China Huadian Power Corporation, China Guodian Power Corporation and China Datang Power Corporation, which were created following the break-up of the former State Electric Corporation in 2002. Although we were not affected by this reform measure as we have developed good working relationship with the dispatch Centres and the relevant government departments in the areas where our power plants are located, there can be no assurance that such good working relationship will not be adversely affected as more power generation companies compete for favorable dispatch treatment.

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

     According to the New Emission Standards, promulgated by the State Environmental Protection Agency and State Technology Supervision Administration with effect from January 1, 2004, more restrictive standards to control sulfur dioxide and nitrous oxide emissions are applicable to all thermal power plant projects for which environmental impact study reports are yet to be approved. These restrictive standards govern both the total sulfur dioxide emissions from the power plant and the emission density of each chimney.

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

     Approximately 70% of the ash remaining after the combustion of coal is used in the manufacture of bricks and other construction materials in 2004.

     In 2002 and 2003, we paid discharge fees to local governments of approximately RMB38.9 million and RMB72.68 million respectively. The increase in 2002 was primarily due to the fact that some local governments started to implement the sulfur dioxide discharge regulation in accordance with the PRC Law of the Prevention and Treatment of Air Pollution, as a result of which the discharge fees were collected for the actual amount of discharge, rather than only for the amount in excess of certain threshold as in the past. The increase in 2003 was due to the implementation of a new regulation and the implementing Rules on the Administration of the Levy Standards of Emmission Fees which became effective on July 1, 2003. Effective July 1, 2003, all power plants in China became subject to the pollutant discharge levy system, pursuant to which discharge fees are levied based on the actual amount of pollutants discharged. As a result, all of our power plants are now required to pay discharge fees in such manner. Under this new regulation, the discharge fees for sulphur dioxide will increase annually by RMB0.21 per kilogram form RMB0.21 in 2003 to RMB0.63 in 2005. Discharge fees for nitrous dioxide were increased to RMB0.63 per kilogram starting from July 1, 2004. The discharge fees for the dust are RMB0.28 per kilogram from July 1, 2003. In 2004, we paid to the local governments a total discharge fee of approximately RMB170.32 million.

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

Insurance

     We currently maintain with the PICC Property and Casualty Company Ltd., China Pacific Property Insurance Co., Ltd., Ping An Property and Casualty Insurance Company of China, Ltd. and Yongcheng Property and Casualty Insurance Company approximately RMB105.9 billion of coverage on our property, plant and equipment (including construction insurance). We do not carry business interruption insurance, which is not customarily carried by power companies in the PRC.

     We believe that our insurance coverage is adequate and is standard for the power industry in China.

ITEM 5   Operating and Financial Review and Prospects

     Our core business is to invest, construct and operate power plants and provide sustainable and stable electricity supply to users through local grid companies.

     Huaneng Power International, Inc. is one of the largest independent power generation enterprises in China. As of December 31, 2004, the Company wholly owned 16 operating power plants, had controlling interests in 7 operating coal-fired power companies and minority interests in 4 power companies. These power plants and power companies are widely located covering the Northeast grid (Liaoning), the Northern China grid (Hebei, Shanxi and Shandong), the Central China grid (Henan, Hunan and Chongqing), the Eastern China grid (Shanghai, Jiangsu, Zhejiang and Fujian) and the Southern China grid (Guangdong).

     In January, 2005, the Company obtained a controlling interest in a hydro power generation company covered by the Sichuan grid located in Southwest China (60% equity interest of Sichuan Huaneng Hydropower Development Corporation, Ltd. (the "Sichuan Hydropower")) and one coal-fired power company covered by the Northwest grid (65% equity interest of Gansu Huaneng Pingliang Power Generation Limited Liability Company (the "Pingliang Power Company")) located in Northwest China through acquisitions.

Critical accounting policies

     The Company and its subsidiaries have identified the policies below as critical to our business operations and the understanding of our results of operations. The impact of and any associated risks related to these policies on the business operations are discussed throughout the Operating and Financial Review and Prospects where such policies affect our reported and expected financial results. For a detailed discussion on the application of these and other accounting policies, see Note 2 to the Financial Statements in
Item 17 of this Annual Report on Form 20-F, beginning on page F-8. Note that our preparation of this Annual Report on Form 20-F requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amount of revenue and expenses during the reported period. There can be no assurance that actual results will not differ from those estimates.

     Depreciation of property, plant and equipment. Depreciation is calculated on the straight-line method to write off the cost of each asset to their estimated residual values over their estimated useful lives as follows:

 Buildings                                                       8-35 years
 Electric utility plant in service                               4-30 years
 Transportation facilities                                       6-27 years
 Others                                                        2.5-18 years

     The useful lives and depreciation method are reviewed periodically to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from items of property, plant and equipment.

     Impairment of long-lived assets. The long-lived assets include property, plant and equipment, investments in associates and other non-current assets. As of December 31, 2004, we and our subsidiaries had approximately RMB57,580 million of property, plant and equipment, approximately RMB4,328 million of investments in associates and approximately RMB1,772 million of other non-current assets, accounting for approximately 87% of our total assets.

     Assets that have indefinite useful lives are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. Recoverable amounts are estimated for individual assets or for the cash-generating unit to which the asset belongs.

     Deferred income taxes. As part of the process of preparing our consolidated financial statements, we are required to exercise considerable judgment to estimate the deferred income tax in each individual power plant and the headquarters. This process involves us estimating future income tax effects of temporary differences between the tax bases of assets and liabilities and amounts reported in the accompanying consolidated balance sheets. The Company and its subsidiaries use currently enacted income tax rates to determine deferred income taxes. If these rates change, the Company and its subsidiaries would have to adjust the deferred income tax in the period these changes happen through the income statement. Deferred income tax assets on unused tax losses carried forward are recognised to the extent that it is probable that future taxable income will be available against which the unused tax losses can be utilised. As of December 31, 2004, we and our subsidiaries had approximately RMB98 million and approximately RMB547 million of deferred income tax assets and deferred income tax liabilities, respectively.

New Accounting Pronouncements

     Please refer to Note 42 to the Financial Statements for details of discussion of new accounting pronouncements.

Certain Operating and Financial Data

The following table sets forth certain unaudited operating and financial data for each of our operating power plants for the fiscal year ended December 31, 2004.



Renminbi in millions, except as otherwise stated

                                                                                        Shantou
                             Dalian           Fuzhou         Nantong      Shang'an     Oil-Fired      Dandong      Shantou
                           ---------        ----------      ---------     ---------    ---------      ---------    ---------

Operating Data
----------------
Actual                      9,689,99         10,223.23       9,430.36     8,558.18        318.04      4,792.56     4,668.18
  generation
  (million kWh)
Coal
  consumption
  rate
  (grams/kWh)                 308.85             307.3         312.93       327.44        322.80        309.92       311.25

Financial Data
----------------
Operating                   2,224.85          3,047.25       2,507.16     2,106.66        155.25      1,117.14     1,631.00
  revenue, net
Fuel                       (1,353.18)        (1,528.85)     (1,316.35)     (807.00)      (143.85)      (622.68)     (681.70)
Maintenance                   (43.53)           (73.79)        (52.19)      (66.24)        (1.78)       (32.73)      (34.49)
Depreciation                 (403.57)          (389.84)       (356.15)     (343.64)       (23.24)      (280.50)     (304.91)
Labor                         (87.83)          (107.00)       (112.75)     (102.45)       (12.98)       (42.28)      (88.07)
Service fees to
  HIPDC                            -             (2.06)             -       (63.03)            -             -       (84.00)
Other
  operating
  expenses                    (46.40)           (63.06)        (51.80)      (84.91)        (5.93)       (34.51)      (38.53)
                           ---------        ----------      ---------     ---------    ---------      ---------    ---------
Profit / (Loss)
  from
  operations                  290.34            882.65         617.92       639.39        (32.53)       104.44       399.30
Financial
  (expenses) /
  income, net                 (62.42)           (76.80)        (84.01)       (3.86)         0.03        (75.46)       22.95
Share of profit of
  an associate                     -                 -              -            -             -             -            -
Loss from
   disposal
   of  investments                 -             (1.99)             -            -             -             -            -
                           ---------        ----------      ---------     ---------    ---------      ---------    ---------
Profit / (loss)
   before tax                 227.92            803.86         533.91       635.53        (32.50)        28.98       422.25
Income tax
  expense/(credit)            (25.94)           (92.69)        (43.38)     (102.37)            -             -       (38.19)
                           ---------        ----------      ---------     ---------    ---------      ---------    ---------
Net profit /
  (loss)                      201.98            711.17         490.53       533.16        (32.50)        28.98       384.06
                           =========        ==========      =========     =========    =========      =========    =========


[table continued 1]

                       Shidongkou
                          II            Nanjing          Dezhou       Jining        Changxing       Shidongkou I      Xindian
                       ----------      ----------      ----------   ----------      ----------      ------------    ----------

Operating Data
----------------
Actual                  8,500.22        4,380.41       13,120.59     2,804.94         2,022.55          8,310.12      2,441.55
  generation
  (million kWh)
Coal
  consumption
  rate
  (grams/kWh)             296.14          310.86          319.76       340.88           334.30            348.20        336.84

Financial Data
----------------
Operating               2,367.38        1,146.03        3,519.47       647.96           564.55          1,906.67        608.65
  revenue, net
Fuel                   (1,099.73)        (606.35)      (1,257.65)     (385.24)         (356.11)        (1,377.62)      (331.26)
Maintenance               (19.21)         (39.79)         (87.36)      (24.97)          (25.02)           (85.31)       (18.22)
Depreciation             (403.00)        (160.52)        (508.38)      (82.04)          (52.71)          (192.74)       (86.70)
Labor                    (103.34)         (78.13)        (213.59)     (121.92)          (64.33)          (152.65)       (96.82)
Service fees to
  HIPDC                    15.48               -               -            -                -                 -             -
Other
  operating
  expenses                (19.23)         (24.55)        (180.16)      (32.90)          (25.80)           (68.17)       (26.34)
                       ----------      ----------      ----------    ----------      ----------      ------------    ----------
Profit / (Loss)
  from
  operations              738.35          236.69        1,272.33         0.89            40.58             30.18         49.31
Financial
  (expenses) /
  income, net               1.10            0.12          (44.28)        0.08             0.31            (32.53)       (25.81)
Share of profit of
  an associate                 -               -               -            -                -                 -             -
Loss from
   disposal
   of  investments             -               -               -            -                -                 -             -
                       ----------      ----------      ----------   ----------      ----------      ------------    ----------
Profit / (loss)
   before tax             739.45          236.81        1,228.05         0.97            40.89             (2.35)        23.50
Income tax
  expense/(credit)       (126.56)         (23.59)        (209.17)       (0.76)           (7.01)             0.47         (6.34)
                       ----------      ----------      ----------   ----------      ----------      ------------    ----------
Net profit /
  (loss)                  612.89          213.22        1,018.88         0.21            33.88             (1.88)        17.16
                       ==========      ==========      ==========   ==========     ===========      ============    ==========


[table continued 2]



                                 Jinggang
                    Yingkou*       shan*       Weihai     Taicang      Huaiyin      Qinbei       Yushe      Yueyang*     Luohuang*
                   ----------   ----------   ---------   ----------  ----------   ----------   ----------  -----------  ----------

Operating Data
----------------
Actual              2,286.33      2,015.35    4,764.71    4,541.92    2,964.46       134.61    2,017.80      2,398.23     3,879.80
  generation
  (million kWh)
Coal
  consumption
  rate
  (grams/kWh)         319.68        318.86      328.84      313.04      329.27       293.28      361.20        329.17       317.88

Financial Data
----------------
Operating             583.59        530.72    1,493.75    1,255.59      771.81        29.22      444.50        588.12       870.96
  revenue, net
Fuel                 (301.86)      (328.07)    (671.41)    (613.87)    (433.55)      (18.65)    (180.14)      (344.14)     (308.95)
Maintenance           (10.27)        (3.92)     (52.59)     (23.69)     (29.94)           -      (10.74)       (17.36)      (53.66)
Depreciation         (126.68)       (82.63)    (214.45)    (173.58)    (112.58)           -      (70.37)       (92.33)     (206.61)
Labor                 (30.22)       (14.46)    (127.38)     (48.18)     (57.90)       (0.25)     (35.34)       (52.84)      (35.76)
Service fees to
  HIPDC                    -             -           -           -           -            -           -             -            -
Other
  operating
  expenses            (15.50)       (15.67)     (60.31)     (27.00)     (19.50)       (2.25)     (35.93)       (19.82)      (13.62)
                   ----------   ----------   ---------   ----------  ----------   ----------   ----------  -----------  ----------
Profit / (Loss)
  from
  operations           99.06         85.97      367.61      369.27      118.34         8.07      111.98         61.63       252.36
Financial
  (expenses) /
  income, net          (0.32)       (37.21)     (54.99)     (61.36)      (2.83)      (12.44)     (31.12)       (11.27)     (136.92)
Share of profit of
  an associate             -             -           -           -           -            -           -             -         1.13
Loss from
   disposal
   of  investments         -             -           -           -           -            -           -             -            -
                   ----------   ----------   ---------   ----------  ----------   ----------   ----------  -----------  ----------
Profit / (loss)
   before tax          98.74         48.76      312.62      307.91      115.51        (4.37)       80.86        50.36       116.57
Income tax
  expense/(credit)         -         15.78     (103.51)    (105.08)     (37.49)        0.64      (27.67)       (10.86)       26.35
                   ----------   ----------   ---------   ----------  ----------   ----------   ----------  -----------  ----------
Net profit /
  (loss)               98.74         64.54      209.11      202.83       78.02        (3.73)       53.19        39.50       142.92
                   ==========   ==========   =========   ==========  ==========   ==========   ==========  ===========  ==========


Note*:   Since the beginning of July, 2004, we had more than 50% equity interests in these four operating power plants.


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

Year Ended December 31, 2004 compared to Year Ended December 31, 2003


                                                    For the year ended December 31,
                                            ------------------------------------------------
                                                     2004                      2003               Increase /
                                                                                                (decrease) (%)
                                            ------------------------   ---------------------   ------------------
Operating revenue, net                                  30,118,278              23,388,237               28.78%
                                            ------------------------   ---------------------
Operating expenses
    Fuel                                               (15,068,188)             (9,025,013)              66.96%
    Maintenance                                           (807,689)               (921,561)             (12.36%)
    Depreciation                                        (4,706,992)             (4,117,478)              14.32%
    Labor                                               (1,877,264)             (1,439,673)              30.40%
    Service fees to HIPDC                                 (133,609)               (214,723)             (37.78%)
    Others                                                (606,346)               (596,627)               1.63%
                                            ------------------------   ---------------------
    Total operating expenses                           (23,200,088)            (16,315,075)              42.20%
                                            ------------------------   ---------------------
Profit from operations                                   6,918,190               7,073,162               (2.19%)
                                            ------------------------   ---------------------
    Interest income                                         43,092                  53,044              (18.76%)
    Interest expense                                      (663,424)               (569,148)              16.56%
    Bank charges and exchange losses, net                 (119,452)                (28,181)             323.87%
                                            ------------------------   ---------------------

    Total financial expenses                              (739,784)               (544,285)              35.92%
                                            ------------------------   ---------------------

Share of profit of associates                              377,565                 212,091               78.02%

Investment income                                           22,542                       -                 N/A

(Loss) / Gain from disposal
    of investments                                          (1,988)                 10,705            (118.57%)

Other income, net                                           18,666                  12,070               54.65%
                                            ------------------------   ---------------------

Profit before tax                                        6,595,191               6,763,743               (2.49%)

Income tax expense                                      (1,014,262)             (1,149,441)             (11.76%)
                                            ------------------------   ---------------------
Profit before minority
   interests                                             5,580,929               5,614,302               (0.59%)

Minority interests                                        (257,053)               (183,894)              39.78%
                                            ------------------------   ---------------------

Net profit attributable to shareholders                  5,323,876               5,430,408               (1.96%)
                                            ========================   =====================

Dividends paid and proposed                              6,019,432               5,063,244               18.88%
                                            ========================   =====================

Proposed dividend                                        3,013,846               3,013,836                   -
                                            ========================   =====================

Proposed dividend per share (RMB)                             0.25                    0.25                   -
                                            ========================   =====================

Basic earnings per share (RMB)                                0.44                    0.45               (2.22%)
                                            ========================   =====================

Diluted earnings per share (RMB)                              0.44                    0.45               (2.22%)
                                            ========================   =====================

1. In 2004, the Company has achieved expected operating results and the board of directors was satisfied with such operating results.

     Comparing 2004 against prior year, the increase in average power generation hours, the overall expansion of the Company and its subsidiaries and the stable increase in average tariff rates contributed to the significant increase in output and revenue. However, the high level of coal prices, which in turn led to the increase in unit fuel costs, has offset the increase in revenue and the decrease in other costs.

Overcoming difficulties, Seizing opportunities and Achieving good operating results

     In 2004, the rapid development of the national economy has resulted in a strong demand for electricity. The growth rate of the production and consumption of electricity exceeded that of the GDP in the PRC. All of these events provided favorable external factors for the Company and its subsidiaries to generate more power.

     Because of the rapid development of the national economy and the strong demand for electricity, there was a shortage in coal supply and in railway, marine and river transportation. These have led to an insufficient coal storage, an increase in coal price and a lowering of the quality of coal acquired, which in turn created a tremendous challenge for the Company and its subsidiaries to ensure an adequate coal supply for the stable generation of electricity and to maintain cost control and achieve targeted profit.

     All of our staff worked hard to strengthen our management over coal supply. Through various means, we were able to secure an adequate supply of coal to avoid a shut down of any of our plants due to a shortage of coal. Taking advantage of our advanced technological facilities, we increased our output, maintained our market share and created marginal profit that partially offset the increase in coal cost.

     For the year ended December 31, 2004, the total power generation of our operating power plants has increased by 23.37 billion kWh or 25.70% from 90.91 billion kWh in the prior year to 114.28 billion kWh, of which 10.58 billion kWh was attributable to newly acquired power plants, 1.41 billion kWh was attributable to new generators that were put into commercial operation this year and 11.38 billion kWh was attributable to increased utilization rate.

     The increase in utilization rate is due primarily to the following factors:

     1) The rapid growth of the national economy in 2004, which resulted in a significant increase in the demand for electricity and caused, in general, a proportionate increase in the generation of our power plants;

     2) Arrangement of the overhaul programs. The power plants planned their overhaul programs, to the extent possible, around the off-peak period and without compromising on the quality of performance, reduced the duration period of the overhaul program to increase the utilization rate on the generators; and

     3) Technological improvements in our skill sets and facilities have ensured an increase in our generation.

Striving hard and exceeding planned construction projects

     In 2004, the Company focused on large-scale construction projects and its mission was to ensure commencement of commercial operations of many new generators. The Company strengthened its construction management through improving the coordination of equipment delivery, design, construction work and generator inspection. Through the hard work of all staff and the cooperation of other participating parties, the Company has met its two targets of commencing commercial operation at both the Yushe Phase II and the Qinbei power plants, achieving an additional production capacity of 1.8 million kW which surpassed the annual plan of achieving an additional production capacity of 1.2 million kW. Currently, all the Company's projects are proceeding smoothly. There are 8 projects underway with an expected production capacity of up to 8.06 million kW. The progress, quality and investments of all these projects were well managed.

Breakthrough in acquisitions

     In July, 2004, the Company acquired all the assets and liabilities of the Yingkou Power Plant (in Liaoning Province) and the Jinggangshan Power Plant (in Jiangxi Province), 55% equity interest in Huaneng Hunan Yueyang Power Generation Limited Liability Company (the "Yueyang Power Company" in Hunan Province), 60% equity interest in Huaneng Chongqing Luohuang Power Generation Limited Liability Company (the "Luohuang Power Company" in Chongqing) and 40% equity interest in Hebei Hanfeng Power Generation Limited Liability Company (the "Hanfeng Power Company in Hebei Province) and paid a total consideration of RMB4.575 billion. These acquisitions were in line with our market development strategy to consolidate our positions in the coastal regions and to expand into central China.

     Prospects for 2005 - the Company and its subsidiaries' missions of achieving better results and maintaining strong development will face difficulties. There will be both opportunities and challenges.

     Electricity demand in the PRC power market is expected to grow throughout 2005 providing more market capacity for the stable power generation of the Company and its subsidiaries. The acquired power plants and the new generators that were put into commercial operations in 2004 will provide a positive contribution. However, the large-scale increase in power generation construction and operation in the PRC during the last two years presents certain difficulties to the Company and its subsidiaries in achieving a higher growth rate in power generation.

     The set-up of the "coal-electricity price linkage mechanism" will benefit the Company and its subsidiaries with an increase in tariff rates. However, shortage of coal supply may continue and coal price may remain at high level which will bring challenges for the coal purchase and cost control of the Company and its subsidiaries in 2005.

     The continuous rapid growth in China's national economy and living standards will provide great opportunity for the expansion of PRC power market. Macroeconomic control and restraints on illegal construction projects will enhance the development of the power industry, which will provide opportunity for the Company and its subsidiaries to develop properly. These favorable external environments will help the Company and its subsidiaries in developing new projects and enlarging the scales of their operations. However, large scale power construction projects will also bring challenges to project management and financing.

     We are confident in seizing opportunities and facing the challenges. In terms of cost control, the Company and its subsidiaries will seek to achieve a stable long-term coal supply and to effectively control the level of increase in unit fuel costs. In terms of construction of power plants, the Company and its subsidiaries will increase the pace of lower-costs power generation construction projects while maintaining high quality. In terms of power generation, the Company and its subsidiaries will ensure more power generated in a safe and stable manner. In order to minimize fuel and geographical risks, the Company and its subsidiaries will adjust the structure of power generation location and the energy resources structures through construction and acquisitions. The Company and its subsidiaries will also aim for greater competitive advantage through the use of advanced, efficient and environmentally friendly power generation facilities and technologies, proper corporate governance, experienced management and high quality staff, sufficient funding and strong reputation. The Company and its subsidiaries are confident of maintaining their leading status as an independent power generation enterprise in the PRC.

2.       Comparative analysis of operating results

2.1      Net Operating Revenue

The output of our operating power plants are as follows:


                                             Total output (million kWh)
Operating power plants       --------------------------------------------------------------
                                  2004                 2003                Increase (%)
-------------------------------------------------------------------------------------------
Dalian                          9,299.52             8,145.09                 14.17%

Fuzhou                          9,788.56             8,464.43                 15.64%

Nantong                         9,097.53             8,078.32                 12.62%

Shang'an                        8,136.24             7,587.44                  7.23%

Shantou Oil-Fired                 307.19               295.66                  3.90%

Shantou                         4,331.18             4,125.11                  5.00%

Dandong                         4,600.60             4,046.36                 13.70%

Shidongkou II                   8,236.24             8,023.99                  2.65%

Nanjing                         4,164.98             3,866.66                  7.72%

Dezhou                         12,381.30            11,252.03                 10.04%

Weihai                          4,483.01             4,107.21                  9.15%

Jining                          2,529.93             1,928.34                 31.20%

Shidongkou I                    7,812.68             7,395.39                  5.64%

Taicang                         4,347.01             4,062.43                  7.01%

Changxing                       1,876.80             1,657.19                 13.25%

Huaiyin                         2,757.29             2,435.14                 13.23%

Xindian1                        2,219.65               512.45                333.15%

Yushe1                          1,859.63               258.70                618.84%

Yingkou2                        2,164.36                  N/A                    N/A

Jinggangshan2                   1,906.73                  N/A                    N/A

Luohuang2                       3,470.03                  N/A                    N/A

Yueyang2                        2,197.14                  N/A                    N/A

Qinbei3                           125.20                  N/A                    N/A
                             ------------          -----------
Total                         108,092.80            86,241.94                 25.34%
                             ============          ===========



Note1: Since November, 2003, we have held a more than 50% equity interest in the Xindian Power Plant and the Yushe Power Company.

Note2: Since July, 2004, we have held a more than 50% equity interest in the Yingkou Power Plant, the Jinggangshan Power Plant, the Luohuang Power Company and the Yueyang Power Company.

Note3: The two generators of the Qinbei Power Company commenced production in November and December 2004 respectively.

     The increase in output is attributable to the following reasons:

     a. increased overall generation capacity as a result of the acquisition of new power plants in 2003 and 2004 (please refer to Note1 and Note2 above);

     b. the commencement of commercial operation of the new generators (Yushe and Qinbei power plants); and

     c. the strong market demand for electric power during the year which enable the Company and its subsidiaries to increase the utilization rate of their power plants.

     Accordingly, our output increased significantly from 2003.

     As a result of shortage of power supply in the PRC, the bidding output of the Company and its subsidiaries is slightly lower than that of 2003.

     The average tariff rate (inclusive of VAT) and the net operating revenue of our power plants are as follows:




                                                 Average tariff rate                    Net operating
                                                  (inclusive of VAT)                       revenue
                                                      (RMB/MWh)                         (RMB million)
                                            ---------------------------------  --------------------------------
                                                                 Increase /                         Increase /
                                                                 (decrease)                         (decrease)
Operating power plants                        2004        2003      (%)           2004       2003      (%)
-----------------------------------------------------------------------------  --------------------------------
Dalian                                      283.62      272.69       4.01%       2,225      1,900      17.11%
Fuzhou                                      365.00      331.82      10.00%       3,047      2,390      27.49%
Nantong                                     325.18      312.52       4.05%       2,507      2,147      16.77%
Shang'an                                    303.25      307.94     (1.52%)       2,107      2,008       4.93%
Shantou Oil-Fired                           604.08      672.14    (10.13%)         155        178    (12.92%)
Shantou                                     446.86      435.17       2.69%       1,631      1,522       7.16%
Dandong                                     289.05      276.95       4.37%       1,117        927      20.50%
Shidongkou II                               342.56      332.85       2.92%       2,367      2,250       5.20%
Nanjing                                     321.67      307.31       4.67%       1,146      1,027      11.59%
Dezhou                                      332.58      333.34     (0.23%)       3,519      3,206       9.76%
Weihai                                      394.06      386.50       1.96%       1,494      1,340      11.49%
Jining                                      299.89      274.66       9.19%         648        453      43.05%
Shidongkou I                                285.43      256.64      11.22%       1,907      1,623      17.50%
Taicang                                     341.10      321.80       6.00%       1,256      1,105      13.67%
Changxing                                   351.94      320.57       9.79%         565        454      24.45%
Huaiyin                                     330.88      317.21       4.31%         772        652      18.40%
Xindian1                                    320.83      342.41     (6.30%)         609        150     306.00%
Yushe1                                      282.10      200.63      40.61%         444         57     678.95%
Yingkou2                                    315.48         N/A         N/A         584        N/A         N/A
Jinggangshan2                               325.67         N/A         N/A         531        N/A         N/A
Luohuang2                                   286.74         N/A         N/A         871        N/A         N/A
Yueyang2                                    316.52         N/A         N/A         588        N/A         N/A
Qinbei3                                     273.11         N/A         N/A          29        N/A         N/A
                                          --------    --------                --------   --------
Total                                       327.88      318.68       2.89%      30,118     23,388      28.78%
                                          ========    ========                ========   ========

Note1: Since November, 2003, we have held a more than 50% equity interest in the Xindian Power Plant and the Yushe Power Company.

Note2: Since July, 2004, we have held a more than 50% equity interest in the Yingkou Power Plant, the Jinggangshan Power Plant, the Luohuang Power Company and the Yueyang Power Company.

Note3: The two generators of the Qinbei Power Company commenced production in November and December 2004 respectively.

     The average tariff rate of the Company and its subsidiaries increased by approximately 2.89% from RMB318.68 per MWh in 2003 to RMB327.88 per MWh. The major reason was the implementation of an adjustment on the tariff for electricity sold and the related operating hours of the power plants in accordance with instructions from National Development and Reform Commission ("NDRC").

     Net operating revenue represents operating revenue net of value-added tax. For the year ended December 31, 2004, the consolidated net operating revenue of the Company and its subsidiaries amounted to RMB30.118 billion, representing an increase of approximately 28.78% over the RMB23.388 billion in the prior year. The increase of the net operating revenue is mainly due to the increase of generation capacity, operating hours of the power plants and the average tariff rates. The increase of generation capacity was mainly attributable to the acquired power plants in the current year which contributed approximately RMB2.573 billion net operating revenue to the Company and its subsidiaries. Excluding the impact of acquisitions, the increase in the utilization rate and average tariff rates contributed approximately RMB3.392 billion and RMB765 million net operating revenue to the Company and its subsidiaries in the current year respectively.

2.2      Operating expenses

     The total operating expenses of the Company and its subsidiaries increased by 42.20% from approximately RMB16.315 billion in 2003 to approximately RMB23.2 billion in 2004. Such an increase was attributable to the expansion of the scale of operations and the increase in fuel costs. The power plants acquired in 2004 accounted for RMB2.074 billion of the operating expenses. Excluding the impact from the power plants acquired in 2004, the increase in operating expenses amounted to approximately RMB4.811 billion.

     The growth of operating expenses outweighed both the growth of power generation and net operating revenue. The significant increase in fuel costs is considered to be the primary reason for such an increase. The economies of scale as a result of enhancing utilization rates brought about a slower increase in fixed costs (such as depreciation) when compared with that of power generation, however, could not fully offset the impact of higher rate of increase in fuel costs. Hence, the rate of growth of operating expenses of the Company and its subsidiaries was greater than that of power generation. As net operating revenue is determined by power generation and tariff rates and given the limited increase in average tariff rate, the growth of operating expenses was also higher than that of net operating revenue.

2.2.1    Fuel

     Fuel costs represented the major operating expenses of the Company and its subsidiaries, which has increased by approximately 67% from prior year. The increase in coal consumption as a result of increasing power generation of the Company and its subsidiaries and the increase in fuel price contributed to an increase in fuel costs. There was an increase of approximately 32.97% of unit fuel cost from prior year in 2004.

2.2.2    Maintenance

     The maintenance expense of the Company and its subsidiaries amounted to approximately RMB808 million in 2004, representing a decrease of approximately 12.36% from approximately RMB922 million in the prior year. The decrease in the maintenance expense was mainly due to two factors: 1) enhanced utilization rate of equipment and minimized duration of maintenance projects through the careful scheduling of maintenance programs; and 2) the improvement of the operating condition of the equipment as a result of continuous technological improvements.

2.2.3    Depreciation

     Depreciation expenses of the Company and its subsidiaries have increased by approximately 14.32% from prior year. Newly acquired power plants in 2004 contributed to an increase of approximately 12.34%.

2.2.4    Labor

     Labor costs of the Company and its subsidiaries amounted to approximately RMB1.877 billion in 2004, representing an increase of approximately 30.40% from approximately RMB1.440 billion in 2003. The labor cost of the original power plants increased to approximately RMB1.744 billion, representing an increase of approximately 21.14% compared to prior year, among which, the full year impact from the Xindian Power Plant and the Yushe Power Company acquired in October, 2003 contributed approximately RMB112 million. The newly acquired Yingkou Power Plant, the Jinggangshan Power Plant, the Yueyang Power Company and the Luohuang Power Company contributed additional labor costs of approximately RMB133 million in 2004.

2.2.5    Service Fees to HIPDC

     The service fees paid to HIDPC refer to fees paid for use of its grid connection and transmission facilities based on reimbursement of cost plus a profit.

     The service fees paid to HIPDC amounted to approximately RMB134 million in 2004, representing a decrease of 37.78% compared to approximately RMB215 million in 2003. The decrease of service fee rate upon the conclusion of a supplementary agreement with HIPDC represented the primary reason for this decrease.

2.2.6    Enterprise income tax ("EIT")

     Pursuant to the relevant tax regulations, the Company is treated as a Sino-foreign equity joint venture that enjoys a preferential income tax treatment. This allows the power plants of the Company to be exempted from EIT for two years starting from the first profit-making year after covering the accumulated deficits. This is followed by a 50% reduction of the applicable tax rate for the next three years. In addition, as confirmed by the State Tax Bureau, the wholly-owned power plants pay their respective EIT to local tax authorities, even though they are not separate legal entities. The consolidated EIT of the Company and its subsidiaries amounted to approximately RMB1.014 billion in 2004 which represented a decrease of approximately 11.76% from approximately RMB1.149 billion in prior year. The main reason for such a decrease was the decreased net profit and the increasing ratio of the profit from the power plants with lower applicable tax rates. This contributed to the effective tax rate decreasing from approximately 16.99% in 2003 to approximately 15.38% in 2004.

2.2.7    Other Operating Expenses

     Other operating expenses of the Company and its subsidiaries amounted to approximately RMB606 million in 2004, representing an increase of approximately 1.63% from approximately RMB597 million in 2003. The major reason for this increase was the full year impact from the Xindian Power Plant, the Yushe Power Company and the Qinbei Power Company acquired in October, 2003 and the six-month contribution from the Yingkou Power Plant, the Jinggangshan Power Plant, the Yueyang Power Company and the Luohuang Power Company acquired in July, 2004. The other operating expenses of the original power plants accounted for approximately RMB542 million, representing a decrease of approximately 9.20% from approximately RMB597 million in prior year.

2.2.8    Net Profit Before Financial Expenses

     The increasing fuel costs contributed to a decrease of net profit before financial expenses of approximately 2.19% from approximately RMB7.073 billion in 2003 to approximately RMB6.918 billion in 2004.

2.2.9    Financial Expenses

     The net financial expenses of the Company and its subsidiaries totaled approximately RMB740 million for the year 2004 which represented an increase of approximately 35.92% from approximately RMB544 million. The original power plants accounted for approximately RMB554 million, representing an increase of approximately 1.80% from the prior year. The financial expenses of the Yingkou Power Plant, the Jinggangshan Power Plant, the Yueyang Power Company and the Luohuang Power Company acquired in 2004 accounted for approximately RMB186 million.

2.3      Net Profit

     The 2004 consolidated net profit of the Company and its subsidiaries was RMB5.324 billion, which represented a decrease of approximately 1.96% from approximately RMB5.430 billion in the prior year. This decrease was primarily due to the increased operating expenses of the Company and its subsidiaries in 2004. A significant increase in power output, the average tariff rates and the respective full year and half year profit impacts from the acquisition of the Xindian Power Plant and the Yushe Power Company in October, 2003 and the acquisition of the Yingkou Power Plant, the Jinggangshan Power Plant, the Yueyang Power Company, the Luohuang Power Company and the Hanfeng Power Company in July, 2004 have brought about increases in the net operating revenue and net profit respectively. However, all the factors described above could not fully offset the increased operating expenses caused by the increase in fuel costs. Hence, the consolidated net profit of the Company and its subsidiaries has decreased slightly when compared with the prior year. The consolidated net profit of the Company and its subsidiaries, excluding the impact of newly acquired power plants in the current year was approximately RMB4.927 billion in current year, which represented a decrease of 9.28% compared to RMB5.430 billion in 2003.

     In 2005, the Company and its subsidiaries are confident in maintaining a comparatively high level of the utilization rate. With the growth of the operating scale of the Company and its subsidiaries, we expect there will be a continuous increase in power sales. However, the growth of the output is subject to the uncertainties of market conditions. The Company also expects that the supply and demand of coal to remain intense in 2005 and the implementation of the coal-electricity price linkage mechanism pursuant to the circular issued by the government may not be able to fully offset such a negative impact, the Company and its subsidiaries believe that the net profit of 2005 remains uncertain.

2.4      Impact of Differences between IFRS and US GAAP

     In addition to the above management discussion and analysis of our results of the operations under IFRS between the years ended December 31, 2004 and 2003, the following provides a summary of the significant accounting differences between IFRS and US GAAP that would have a significant impact on our management discussion and analysis of the results of our operations between the years ended December 31, 2004 and 2003 under US GAAP. See also
Note 42 to the Financial Statements for a complete summary of all significant accounting differences between IFRS and US GAAP that are relevant to us.

     Under IFRS, we have adopted the acquisition method to account for our acquisitions of the Shidongkou I Power Plant, the Taicang Power Company and the Changxing Power Plant in 2002; the acquisitions of the 55% equity interest in the Qinbei Power Company, 60% equity interest in the Yushe Power Company and all of the assets and liabilities of the Xindian Power Plant in 2003; and the acquisitions of the 55% equity interest in the Yueyang Power Company, 60% equity interest in the Luohuang Power Company, 90% equity interest in the Jinggangshan Power Plant and all of the assets and liabilities of the Yingkou Power Plant in 2004. Accordingly, our results of operations under IFRS include the results of these power plants only from the respective dates of acquisition. In contrast, under US GAAP, our acquisition of these power plants are considered as combinations of entities under common control which are accounted for at historical cost and reflected retroactively to include the results of operations for each of the years ended December 31, 2004 as if the acquisitions of these power plants had taken place since the beginning of the earliest period presented.

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

     In 2004, in accordance with IFRS 3, goodwill arising from acquisitions for which the agreement date was before March 31, 2004 is amortized using the straight-line method over its estimated useful life and recognized in the income statement as other operating expenses and subject to an impairment review whenever events or changes in circumstances indicate their carrying value may not be recoverable, and annually if the estimated useful life exceeds 20 years. Under US GAAP, in accordance with Statement of Financial Accounting Standard Number 142 "Goodwill and Other Intangible Assets", goodwill arising from acquisition is not amortized but tested for impairment on an annual basis and between annual tests in certain circumstances.

     Other than the above, there was no material difference between IFRS and US GAAP that would have a significant impact on our management discussion and analysis of the results of our operation between the years ended December 31, 2004 and 2003.

2.5      Comparison of financial positions

2.5.1    General

     As of December 31, 2004, total assets of the Company and its subsidiaries amounted to approximately RMB72.780 billion, which represented an increase of approximately 35.76% from approximately RMB53.610 billion in the prior year. Non-current assets increased by approximately 39.33% to approximately RMB63.126 billion while current assets increased by approximately 16.26% to approximately RMB9.654 billion. Acquisitions and capital expenditure on construction projects primarily accounted for these increases with the total assets being obtained through acquisitions in the current year amounting to approximately RMB13.251 billion, including non-current assets of approximately RMB10.735 billion as of December 31, 2004.

     Total capital expenditure (primarily spending on construction projects), amounted to approximately RMB10.036 billion, with its main source of financing being from bank borrowings.

     In accordance with the schedule of development plans, the capital expenditure of the Company and its subsidiaries will remain at a high level in 2005 and the Company expects there will be continued increases in both total assets and liabilities. Other so far unplanned acquisitions will also have a certain impact on the financial position of the Company and its subsidiaries.

     As of December 31, 2004, total liabilities of the Company and its subsidiaries amounted to approximately RMB33.248 billion, representing an increase of approximately 79.73% from approximately RMB18.499 billion in the prior year. Non-current liabilities were increased by approximately 78.41% to approximately RMB16.515 billion while current liabilities were increased by approximately 81.05% to approximately RMB16.733 billion. The increase in liabilities is mainly caused by the increase in bank borrowings as a result of acquisitions and capital expenditure on construction projects.

2.5.2    Analysis of selected consolidated balance sheet items


                                                   As of December 31,
                                        -----------------------------------------
                                               2004                  2003               Increase /
                                                                                     (decrease) (%)
                                        --------------------   ------------------  ---------------------
ASSETS
Non-current assets
   Property, plant and equipment, net         57,780,410            42,658,365              35.45%
   Investments in associates                   4,328,307             2,766,031              56.48%
   Available-for-sale investment                 254,990               254,990               0.00%
   Land use rights                             1,546,026               831,026              86.04%
   Other non-current assets                      225,890               206,833               9.21%
   Deferred income tax assets                     97,539                21,311             357.69%
   Goodwill                                      376,726               298,876              26.05%
   Less: Negative goodwill                    (1,483,670)           (1,730,949)            (14.29%)
                                        --------------------   ------------------

         Total non-current assets             63,126,218            45,306,483              39.33%
                                        --------------------   ------------------
Current assets
   Inventories, net                            1,431,404               800,281              78.86%
   Other receivables and assets, net             723,316               259,421             178.82%
   Accounts receivable                         4,973,103             2,804,026              77.36%
   Due from other related parties                 14,970                 5,862             155.37%
   Restricted cash                               202,688               159,961              26.71%
   Temporary cash investments                     12,641               144,996             (91.28%)
   Cash and cash equivalents                   2,295,531             4,128,648             (44.40%)
                                        --------------------   ------------------

       Total current assets                    9,653,653             8,303,195              16.26%
                                        --------------------   ------------------

       Total assets                           72,779,871            53,609,678              35.76%
                                        ====================   ==================


                                                                  As of December 31,
                                                        ----------------------------------------
                                                                                                    Increase /
                                                                                                    (decrease)
                                                                 2004                2003              (%)
                                                        -------------------- ------------------- ---------------

EQUITY AND LIABILITIES

Shareholders' equity                                           36,265,519          33,955,355             6.80%
                                                        -------------------- -------------------

Minority interests                                              3,266,393           1,155,197           182.76%
                                                        -------------------- -------------------

Non-current liabilities
   Long-term loans from shareholders,                                                                      N/A
     unsecured                                                    800,000                   -
   Long-term bank loans, unsecured                             14,854,471           8,305,320            78.85%
   Other long-term loans, unsecured                               300,818             848,284           (64.54%)
   Deferred income tax liabilities                                546,717             103,114           430.21%
   Other non-current liability                                     13,000                   -              N/A
                                                        -------------------- -------------------

       Total non-current liabilities                           16,515,006           9,256,718            78.41%
                                                        -------------------- -------------------

Current liabilities
   Accounts payable and other liabilities                       4,551,158           3,342,517            36.16%
   Dividends payable to shareholders of                                                                    N/A
     the Company                                                    8,250                   -
   Taxes payable                                                  999,792             917,362             8.99%
   Due to HIPDC                                                 1,258,799              87,508          1338.50%
   Due to other related parties                                    13,426              27,338           (50.89%)
   Staff welfare and bonus payables                               259,291             220,896            17.38%
   Short-term loans, unsecured                                  8,099,000           1,600,000           406.19%
   Current portion of long-term loans from                                                                (100%)
     shareholders, unsecured                                            -             420,380
   Current portion of long-term bank loans,                                                             (47.81%)
     unsecured                                                  1,257,476           2,409,240
   Current portion of other long-term                                                                    34.87%
     loans, unsecured                                             285,761             211,881
   Liability component of convertible notes                             -                 935             (100%)
   Other financial liabilities                                          -               4,351             (100%)
                                                        -------------------- -------------------
       Total current liabilities                               16,732,953           9,242,408            81.05%
                                                        -------------------- -------------------
       Total equity and liabilities                            72,779,871          53,609,678            35.76%
                                                        ==================== ===================

2.5.2.1  Property, Plant and Equipment, net

     As of December, 2004, property, plant and equipment, net of the Company and its subsidiaries amounted to approximately RMB57.780 billion, representing a growth of approximately RMB15.122 billion from approximately RMB42.658 billion in 2003. Please refer to Note 10 to the Financial Statements for a detailed analysis of such a growth.

2.5.2.2  Land Use Rights

     Land use rights of the Company and its subsidiaries increased by approximately RMB0.715 billion from RMB0.831 billion in 2003 to RMB1.546 billion in 2004. This increase was attributable to the acquisitions in 2004.

2.5.2.3  Deferred Income Tax Assets

     As of December, 2004, deferred income tax assets of the Company and its subsidiaries amounted to RMB98 million, representing an increase of RMB77 million compared with RMB21 million in 2003. Please refer to Note 29 to the Financial Statements for a detailed analysis of such an increase.

2.5.2.4  Inventories, net

     As of December, 2004, the net amount of the inventories of the Company and its subsidiaries totaled approximately RMB1.431 billion representing a growth of approximately RMB0.631 billion from approximately RMB0.8 billion in 2003. The acquisition and commencement of commercial operations of new generators in the current year contributed to such an increase, within which RMB212 million came from acquisition.

2.5.2.5  Other Receivables and Assets, net

     As of December, 2004, other receivables and assets, net of the Company and its subsidiaries totaled approximately RMB0.723 billion, representing an increase of approximately RMB0.464 billion from approximately RMB0.259 billion in 2003. The increase is due mainly to the acquisitions which accounted for RMB0.187 billion and an increase in the prepayments of coal.

2.5.2.6  Accounts Receivable

     Accounts receivable of the Company and its subsidiaries increased by RMB2.169 billion from RMB2.804 billion in 2003 to RMB4.973 billion in 2004. The increase is due to the acquisitions which accounted for RMB1.552 billion, and the increase in the net operating revenue of the Company and its subsidiaries.

2.5.2.7  Temporary Cash Investments

     As of December, 2004, temporary cash investments of the Company and its subsidiaries totaled approximately RMB13 million, representing a decrease of RMB132 million form RMB145 million in 2003. The main reasons for the drop is due to cash used to fund the acquisitions as well as to fund the increase in capital expenditure.

2.5.2.8  Minority Interests

     As of December, 2004, minority interests of the Company and its subsidiaries amounted to RMB3.266 billion representing an increase of approximately RMB2.111 billion from RMB1.155 billion in 2003. Please refer to
Note 33 to the Financial Statements for a detailed analysis of the increase.

2.5.2.9  Accounts Payable and Other Liabilities

     As of December, 2004, accounts payable and other liabilities of the Company and its subsidiaries amounted to approximately RMB4.551 billion, representing a growth of approximately RMB1.208 billion from RMB3.343 billion in 2003. The increase was brought about by the payables from acquisitions of RMB0.422 billion and an increase in construction payables of RMB0.699 billion.

2.5.2.10 Due to HIPDC

     As of December, 2004, due to HIPDC amounted to approximately RMB1.259 billion, representing an increase of approximately RMB1.171 billion from approximately RMB88 million in 2003. The increase is due to the consideration payable for the acquisition of the Yingkou Power Plant.

2.5.2.11 Deferred Income Tax Liabilities

     As of December, 2004, deferred income tax liabilities of the Company and its subsidiaries amounted to approximately RMB0.547 billion, representing an increase of approximately RMB0.444 billion from approximately RMB0.103 billion in 2003. Please refer to Note 29 to the Financial Statements for a detailed analysis of such an increase.

Primary financial ratios


                                                                                               2004        2003
Current ratio                                                                                  0.58        0.90
Quick ratio                                                                                    0.49        0.81
Ratio of liabilities and shareholders' equity                                                  0.92        0.54
Multiples of interest earned                                                                   7.29       12.03

Calculation formula of the financial ratios:

Current ratio                           =    balance of current assets at the end of the year / balance of current liabilities at the end of the year
Quick ratio                             =    (balance of current assets at the end of the year - net amount of inventories at the end of the year) / balance of current
                                             liabilities at the end of the year
Ratio of liabilities and                =    balance of liabilities at the end of the year / balance of
   shareholders' equity                      shareholders' equity at the end of the year
Multiples of interest earned            =    (profit before tax + interest expense) / interest expenditure
                                             (including capitalized interest)

     The current ratio and quick ratio of the Company and its subsidiaries decreased significantly compared to the prior year, which was mainly due to increased capital expenditure and the cash consideration paid during acquisitions. These factors contributed to a significant increase in short-term borrowings as of the year end.

     Similarly, the significant increases in short-term and long-term borrowings, arising from the reasons discussed above, contributed to the significant increase in the ratio of liabilities and shareholders' equity.

     The multiples of interest earned of the Company and its subsidiaries decreased from that of the prior year mainly due to the lower interest expenses (including capitalized interest) on loans borrowed to finance construction and acquisitions.

     During 2004, a significant portion of the Company and its subsidiaries' funding requirements for capital expenditure was met by short-term borrowings. This was due partly to the use of low-interest short-term borrowings rather than the high-interest long-term borrowings in order to minimize interest expense. Consequently, as of December 31, 2004, the Company and its subsidiaries had a negative working capital balance of approximately RMB7.1 billion. Based on the successful financing history of the Company and its subsidiaries, the significant amount of undrawn banking facilities (See Note B 2.2) available to the Company and the stable operating results, the Company and its subsidiaries believe that they are able to meet their liabilities as and when they fall due and meet the capital required for operations.

 3.        Year Ended December 31, 2003 compared to Year Ended December 31, 2002

                                                For the year ended December 31,
                                            ----------------------------------------
                                                                                        Increase /
                                                   2003                 2002           (decrease) (%)
                                            --------------------  ------------------  ------------------
Operating revenue, net                             23,388,237          18,474,469                 26.60%
                                            --------------------  ------------------

Operating expenses
    Fuel                                           (9,025,013)         (6,916,038)                30.49%
    Maintenance                                      (921,561)           (607,951)                51.58%
    Depreciation                                   (4,117,478)         (3,533,609)                16.52%
    Labor                                          (1,439,673)         (1,035,740)                39.00%
    Service fees to HIPDC                            (214,723)           (263,716)               (18.58%)
    Others                                           (596,627)           (539,401)                10.61%
                                            --------------------  ------------------

    Total operating expenses                      (16,315,075)        (12,896,455)                26.51%
                                            --------------------  ------------------

Profit from operations                              7,073,162           5,578,014                 26.80%
                                            --------------------  ------------------

    Interest income                                    53,044              83,015                (36.10%)
    Interest expense                                 (569,148)           (561,875)                 1.29%
    Bank charges and exchange losses, net             (28,181)            (31,405)               (10.27%)
                                            --------------------  ------------------

    Total financial expenses                         (544,285)           (510,265)                 6.67%
                                            --------------------  ------------------

Share of profit / (loss) of associates                212,091             (11,145)             2,003.01%

(Loss) / Gain from disposal of
   investments                                         10,705               1,288                731.13%

Other income, net                                      12,070                   -                   N/A
                                            --------------------  ------------------

Profit before tax                                   6,763,743           5,057,892                 33.73%

Income tax expense                                 (1,149,441)           (980,854)                17.19%
                                            --------------------  ------------------

Profit before minority interests                    5,614,302           4,077,038                 37.71%

Minority interests                                   (183,894)           (156,034)                17.86%
                                            --------------------  ------------------

Net profit attributable to shareholders             5,430,408           3,921,004                 38.50%
                                            ====================  ==================

Dividends paid and proposed                         5,063,244           3,849,408                 31.53%
                                            ====================  ==================

Proposed dividend                                   3,013,836           2,049,408                 47.06%
                                            ====================  ==================

Proposed dividend per share (RMB)                        0.25                0.17                 47.06%
                                            ====================  ==================

Basic earnings per share (RMB)                           0.45                0.33                 36.36%
                                            ====================  ==================

Diluted earnings per share (RMB)                         0.45                0.33                 36.36%
                                            ====================  ==================

 3.1        Net Operating Revenue
     The output and bidding output of our operating power plants are as follows:





                                  Total output (million kWh)                   Including: Bidding output (million kWh)
                          --------------------------------------------       -------------------------------------------
                                                            Increase /                                        Increase /
Operating power                                             (decrease)                                        (decrease)
plants                        2003            2002             (%)               2003            2002            (%)
---------------------     -----------      -----------      ---------        ----------     -----------      -----------
Dalian                      8,145.09         6,763.24         20.43%           1,582.48       1,068.24          48.14%

Fuzhou                      8,464.43         6,874.24         23.13%             181.35         222.10         (18.35%)

Nantong                     8,078.32         7,504.23          7.65%             379.20       1,028.59         (63.13%)

Shang'an                    7,587.44         7,202.98          5.34%               -              -                -

Shantou Oil-Fired             295.66           203.69         45.15%               -              -                -

Shantou                     4,125.11         3,871.44          6.55%               -              -                -

Dandong                     4,046.36         3,365.41         20.23%             921.38         853.41           7.96%

Shidongkou II               8,023.99         7,268.10         10.40%             664.65         637.89           4.19%

Nanjing                     3,866.66         3,608.33          7.16%             255.90         558.80         (54.21%)

Dezhou                     11,252.03         7,873.33         42.91%               -              -                -

Weihai                      4,107.21         4,225.47         (2.80%)              -              -                -

Jining                      1,928.35         1,805.19          6.82%               -              -                -

Shidongkou I1               7,395.39         3,792.96         94.98%             587.71         316.73          85.56%

Taicang1                    4,062.43         2,109.49         92.58%             363.46         282.22          28.79%

Changxing1                  1,657.19           863.47         91.92%               -              -                -

Huaiyin2                    2,435.14              N/A            N/A             222.75            N/A            N/A

Xindian3                      512.44              N/A            N/A               -               N/A            N/A

Yushe3                        258.70              N/A            N/A               -               N/A            N/A
                         ------------     ------------                       -----------    -----------
Total                      86,241.94        67,331.57         28.09%           5,158.88       4,967.98           3.84%
                         ============     ============                       ===========    ===========

Note1: Since July, 2002, we have held a more than 50% equity interest in the Shidongkou I Power Plant, the Taicang Power Company and the Changxing Power Plant.

Note2: Since the end of December, 2002, we have held a more than 50% equity interest in the Huaiyin Power Company.

Note3: Since the end of October, 2003, we have held a more than 50% equity interest in the Xindian Power Plant and the Yushe Power Company.

     Our output increased significantly from the previous year. The increase is attributed to firstly, our increased overall generation capacity as a result of the acquisition of new power plants (please refer to Note1, Note2 and Note3 above) and the commencement of operations of the new generators (Dezhou Phase III Expansion Project and Jining Expansion Project) and secondly, the strong market demand for electric power during the year.

     The output of the Weihai Power Plant decreased because of an equilibrium in the supply and demand within the Shandong Power Grid. There was no additional capacity added to the Weihai Power Plant in 2003.

     Our total output in 2003 increased significantly, but there was no significant change in the bidding output.

     The average tariff rate (inclusive of VAT) and the net operating revenue of our operating power plants are as follows:



                                        Average tariff rate                            Net operating revenue
                         -------------------------------------------------   ------------------------------------------
                                  (inclusive of VAT) (RMB / MWh)                           (RMB million)
                                                          Increase /                                        Increase /
Operating power                                           (decrease)                                        (decrease)
plants                            2003        2002           (%)                   2003            2002         (%)
---------------          --------------   ---------      -----------            --------        --------   ------------
Dalian                          272.69      280.53         (2.79%)                1,900           1,587       19.72%

Fuzhou                          331.82      327.80          1.23%                 2,390           1,889       26.52%

Nantong                         312.52      309.54          0.96%                 2,147           1,955        9.82%

Shang'an                        307.94      315.65         (2.44%)                2,008           1,924        4.37%

Shantou Oil-Fired               672.41      621.02          8.28%                   178             114       56.14%

Shantou                         435.17      455.95         (4.56%)                1,522           1,487        2.35%

Dandong                         276.95      273.70          1.19%                   927             754       22.94%

Shidongkou II                   332.85      345.90         (3.77%)                2,250           2,106        6.84%

Nanjing                         307.31      304.07          1.07%                 1,027             933       10.08%

Dezhou                          333.34      339.64         (1.85%)                3,206           2,286       40.24%

Weihai                          386.50      393.74         (1.84%)                1,340           1,405       (4.63%)

Jining                          274.66      275.15         (0.18%)                  453             422        7.35%

Shidongkou I1                   256.64      252.97          1.45%                 1,623             813       99.63%

Taicang1                        321.80      317.52          1.35%                 1,105             566       95.09%

Changxing1                      320.57      316.93          1.15%                   454             233       94.43%

Huaiyin2                        317.21         N/A            N/A                   652             N/A          N/A

Xindian3                        342.41         N/A            N/A                   149             N/A          N/A

Yushe3                          200.63         N/A            N/A                    57             N/A          N/A
                            -----------   ---------                            ---------       ---------
Total                           318.68      325.38         (2.06%)               23,388          18,474       26.60%
                            ===========   =========                            =========       =========

Note1: Since July, 2002, we have held a more than 50% equity interest in the Shidongkou I Power Plant, the Taicang Power Company and the Changxing Power Plant.

Note2: Since the end of December, 2002, we have held a more than 50% equity interest in the Huaiyin Power Company.

Note3: Since the end of October, 2003, we have held a more than 50% equity interest in the Xindian Power Plant and the Yushe Power Company.

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

     Net operating revenue represents operating revenue net of the value-added tax and amounts received in advance. For the year ended December 31, 2003, our consolidated net operating revenue was RMB23.388 billion, representing an increase of 26.60% over the RMB18.474 billion of prior year. The significant increase of net operating revenue was primarily because of the 28.08% increase of power output compared to prior year. Excluding the power plants acquired in July, 2002 and the Shantou Oil-Fired Power Plant which is immaterial, the operating revenue of the Dezhou Power Plant, the Fuzhou Power Plant, the Dalian Power Plant and the Dandong Power Plant had increased significantly. The output of the Dezhou Power Plant had increased 42.91% compared to prior year. The main reason for the increase was that the Phase III project of the Dezhou Power Plant was put into commercial operation in the second half of 2002. The increase of output of the Fuzhou Power Plant was due to the significant reduction of hydropower generation in the Fujian Province which provided an opportunity to our plant in Fuzhou to increase its generation. The operating revenue of the Dalian Power Plant and the Dandong Power Plant increased because of the continuous expansion of the power market in the Liaoning Province. Due to the decrease of the average tariff rate in 2003, the growth rate of net operating revenue is lower than that of our power output.

3.2      Operating Expenses

     Our total operating expenses increased by 26.51% to RMB16.315 billion in 2003 from RMB12.896 billion in 2002. The rate of increase of operating expenses was lower than that of power output at 28.09%. This is due to economies of scale resulting from higher utilization of the Company's power plants and some fixed expenses, such as depreciation, which do not increase proportionally with the power output.

     In 2003, the rate of increase of operating expenses was in line with rate of increase in net operating revenue of 26.60%.

3.2.1       Fuel

     Our primary operating expense was fuel cost. Fuel cost increased by 30.49% to RMB9.025 billion in 2003, when compared to RMB6.916 billion in 2002. The weighted average unit price of natural coal increased by 2.89% to RMB239.06 per ton in 2003 from RMB232.34 per ton in 2002. Accordingly the unit fuel cost of power output increased by 2.28% to RMB105.05 per MWh. Xindian Power Plant and Yushe Power Company's unit fuel cost of power was RMB103.48 per MWh, which was lower than the average unit fuel cost of the original power plants.

3.2.2       Maintenance

     Our maintenance expense was RMB922 million in 2003, representing an increase of 51.64% when compared to RMB608 million of prior year. The increase of the maintenance expense was mainly due to two factors: 1) The plants acquired in 2002, including the Changxing Power Plant, the Shidongkou I Power Plant, the Taicang Power Company and the Huaiyin Power Company, were consolidated in 2003 on a full-year basis. 2) The original power plants such as the Dezhou Power Plant, the Dalian Power Plant and the Fuzhou Power Plant, carried out major overhaul according to the annual plan and incurred more maintenance expense.

3.2.3        Depreciation

     Our depreciation was RMB4.117 billion in 2003, representing an increase of 16.50% from RMB3.534 billion in 2002. The depreciation of the original power plants and our headquarters was RMB4.093 billion, representing an increase of 15.82% compared to prior year. The newly acquired Xindian Power Plant and the Yushe Power Company incurred RMB24 million of depreciation expenses in 2003. The increase in depreciation was also attributable to the fact that the Phase III project of the Dezhou Power Plant was put into commercial operation in late 2002, and that the plants acquired in 2002, including the Changxing Power Plant, the Shidongkou I Power Plant, the Taicang Power Company and the Huaiyin Power Company, were consolidated in 2003 on a full-year basis.

3.2.4         Labor

     Our labor cost was RMB1.439 billion in 2003, representing an increase of 38.90% from RMB1.036 billion in 2002. The increase in labor cost was mainly due to the plants acquired in the second half of 2002, including the Changxing Power Plant, the Shidongkou I Power Plant, the Taicang Power Company and the Huaiyin Power Company, that were consolidated in 2003 on a full-year basis.

3.2.5    Service Fees paid to HIPDC

     The service fees paid to HIPDC refer to fees for the use of HIPDC's grid connection and transmission facilities based on reimbursement of cost plus a profit.

     In 2003, we incurred service fees in relation to the grid connection and transmission facilities for the Shang'an Power Plant and the Shantou Power Plant (HIPDC had transferred the ownership of transmission and transformation facilities of the Fuzhou Power Plant Phase I and the Shidongkou II Power Plant to the Fujian Electric Power Company and the Shanghai Power Corporation, respectively, on July 1, 2002. We were no longer required to pay the service fees for the two plants after the transfer). The service fees paid to HIPDC were RMB215 million in 2003, representing a decrease of 18.56% when compared with RMB264 million in 2002.

3.2.6    EIT

     Pursuant to the relevant tax regulations, we are treated as a Sino-foreign equity joint venture that enjoys a preferential income tax policy. Each of our plants is exempted from PRC income tax for two years starting from the first profit-making year after covering the accumulated deficits followed by a 50% reduction of the applicable tax rate for the next three years. In addition, as confirmed by the State Tax Bureau, our wholly-owned power plants pay their respective income tax to local tax authorities, even though they are not separate legal entities. Our income tax expenses in 2003 were RMB1.149 billion, an increase of 17.13% compared to RMB981 million in 2002. The income tax expenses of the original power plants and our headquarters (excluding the newly acquired power plants in 2003) were RMB1.138 billion, an increase of 16.00% from that of 2002. The consolidated income tax of the newly acquired Xindian Power Plant and the Yushe Power Company was RMB11 million. The effective income tax rate decreased from 19.39% in 2002 to 16.99% in 2003, which was mainly due to the increasing ratio of the profit from the power plants with lower applicable tax rates.

3.2.7    Other Operating Expenses

     With the rapid growth of the power output, our other operating expenses increased by 10.76% to RMB597 million in 2003 from RMB539 million in 2002. Another factor that caused the increase of other operating expenses was the consolidation of the other operating expenses of the newly acquired power plants, including the Xindian Power Plant, the Yushe Power Company and the Qinbei Power Company. The consolidated other operating expenses of the original power plants and our headquarters, excluding the newly acquired power plants were RMB581 million in 2003, an increase of 7.79% compared to RMB539 million in 2002.

3.2.8    Net Profit Before Financial Expenses

     Our net profit before financial expenses in 2003 was RMB7.073 billion, an increase of 26.80% compared to RMB5.578 billion in 2002.

3.2.9    Financial Expenses

     Our financial expenses were RMB544 million in 2003, an increase of 6.67% compared to the RMB510 million in 2002 due to the decrease of interest income.

3.3      Net Profit

     Our net profit was RMB5.430 billion in 2003, an increase of 38.50% compared to RMB3.921 billion in 2002. The significant increase of net profit was primarily due to the increase of power output, the full year contribution from the plants acquired in 2002 (including the Changxing Power Plant, the Shidongkou I Power Plant, the Taicang Power Company and the Huaiyin Power Company), the full year contribution from the Dezhou Power Plant Phase III project, the commercial operation of the expansion project of the Jining Power Plant and the attributable income from SEG. Net profit and earnings per share increased by 38.50% in 2003, compared to 2002. This was higher than the increase in net operating revenue, at 26.60%. The higher rate of increase in net profit than operating revenue is attributable to the growth in non-operating income, specifically:

     o Increase in share of profit of associates as a result of the acquisition of 25% of the enlarged share capital of Shenzhen Energy Group at a consideration of RMB2.39 billion in 2003. The share of profit from associates increased from a loss of RMB11 million in year 2002 to a gain of RMB212 million in year 2003.

     o Decrease in effective tax rate from 19.39% in 2002 to 16.99% in 2003 because of the higher level of increase in the profit of the power plants that had a relatively lower rate of taxation.

3.4      Impact of Differences between IFRS and US GAAP

     In addition to the above management discussion and analysis of our results of the operations under IFRS between the years ended December 31, 2003 and 2002, the following provides a summary of the significant accounting differences between IFRS and US GAAP that would have a significant impact on our management discussion and analysis of the results of our operations between the years ended December 31, 2003 and 2002 under US GAAP. See also Note 42 to the Financial Statements for a complete summary of all significant accounting differences between IFRS and US GAAP that are relevant to us.

     Under IFRS, we have adopted the acquisition method to account for our acquisitions of the Shidongkou I Power Plant, the Taicang Power Company and the Changxing Power Plant in 2002 and the acquisitions of the 55% equity interest in the Qinbei Power Company, 60% equity interest in the Yushe Power Company and all of the assets and liabilities of the Xindian Power Plant in 2003. Accordingly, our results of operations under IFRS include the results of these power plants only from the respective dates of acquisition. In contrast, under US GAAP, our acquisition of these power plants are considered as combinations of entities under common control which are accounted for at historical cost and reflected retroactively to include the results of operations for each of the years ended December 31, 2003 as if the acquisitions of these power plants had taken place since the beginning of the earliest period presented.

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

     Other than the above, there was no material difference between IFRS and US GAAP that would have a significant impact on our management discussion and analysis of the results of our operations between the years ended December 31, 2003 and 2002.

3.5         Comparison of key financial ratios

                                                                                 2003              2002
Current ratio                                                                    0.90              1.00
Quick ratio                                                                      0.81              0.88
Ratio of liabilities and shareholders' equity                                    0.54              0.56
Multiples of interest earned                                                    12.03              8.28

Calculation formula of the financial ratio:

Current ratio                            =   balance of current assets at the end of the year / balance of current liabilities at the end of the year

Quick ratio                              =   (balance of current assets at the end of the year - net amount of inventory at the end of the year) / balance of current
                                             liabilities at the end of the year

Ratio of liabilities and shareholders'   =   balance of liabilities at the end of the year / balance of
   equity                                    shareholders' equity at the end of the year

Multiples of interest earned             =   (profit before taxation + interest expenses) / interest
                                             expenditure (including capitalized interest)

     Due to the investment in SEG and the acquisitions of the Xindian Power Plant, the Yushe Power Company and the Qinbei Power Company, our current ratio and quick ratio decreased slightly when compared with those at the beginning of 2003.

     Multiples of interest earned increased when compared with that of prior year was mainly due to the increase in our net profit.

B.       Liquidity and cash resources

1.       Liquidity

1.1      Cash flows provided by operating activities

                                                                      2004          2003                     2002
                                                            ---------------    ---------------    ----------------
                                                              RMB million        RMB million         RMB million
   Cash received from sales of goods or rendering of
       services                                                    34,871            27,129              21,401
   Other cash received relating to operating activities               453               148                 282
   Cash paid for goods and services                               (17,861)          (9,942)              (7,893)
   Cash paid to and on behalf of employees                         (1,351)          (1,079)                (931)
   Tax paid                                                        (4,733)          (3,856)              (3,327)
   Interest paid                                                     (975)            (632)                (750)
   Other cash paid relating to operating activities                (2,241)          (2,235)              (1,702)

                                                            ---------------    ---------------    ----------------
     Net cash provided by operating activities                      8,163            9,533                7,080
                                                            ---------------    ---------------    ----------------

     Net cash provided by operating activities is the main source of cash for the Company and its subsidiaries. The net cash provided by operating activities amounted to RMB8,163 million in 2004 which was lower than the of 2003. The significant increase in the fuel costs primarily contributed to the lower level of cash from operations.

     Our expansion and the increase in profit enabled us to realize an increase in net cash inflow from operating activities from RMB7,080 million in 2002 to RMB9,533 million in 2003.

     The Company and its subsidiaries expect that our operating activities will continue to provide sufficient and sustained cash flows for our operations and expansion in the future.


1.2      Cash flows (used in) / provided by investing activities

                                                                       2004             2003              2002
                                                              ----------------- ---------------- -----------------
                                                                 RMB million       RMB million      RMB million

Purchase of property, plant and equipment                             (9,878)           (3,607)          (1,594)
Proceeds from disposals of property, plant and equipment                  28                 8               42
(Increase) / Decrease in other non-current assets                       (158)              (29)               3
Decrease in temporary cash investments                                   132             1,066            5,082
Proceeds from disposal of investments                                      1                81                2
Cash consideration paid for available-for-sale investment                  -                 -             (255)
Cash dividend received                                                   173                 -                -
Cash consideration paid for acquisitions                              (4,575)           (2,940)          (2,759)
Direct costs paid for acquisitions                                       (32)              (20)             (17)
Cash inflow from the acquired power plants                               659               216              570

                                                              ----------------- ---------------- -----------------
Net cash (used in) / provided by investing activities                (13,650)           (5,225)           1,074
                                                              ----------------- ---------------- -----------------

     Net cash used in investing activities mainly consisted of capital expenditures for the purchase of property, plant and equipment and cash paid for acquisitions of power plants.


1.3      Cash flows provided by / (used in) financing activities

                                                                     2004                2003                2002
                                                              ---------------    ----------------    ----------------
                                                                 RMB million         RMB million         RMB million

   Drawdown of short-term loans, unsecured                             8,724                769                 120
   Repayments of short-term loans, unsecured                          (2,940)              (450)               (190)
   Drawdown of long-term loans from shareholders,
      unsecured                                                          800                  -                   -
   Repayments of long-term loans from shareholders,
      unsecured                                                       (1,505)              (389)                (16)
   Drawdown of long-term bank loans, unsecured                         4,944              1,016                 174
   Repayments of long-term bank loans, unsecured                      (3,193)            (2,322)             (2,955)
   Drawdown of other long-term loans, unsecured                            -                350                   -
   Repayments of other long-term loans, unsecured                       (679)               (37)               (283)
   Capital injection from minority shareholders of the
      subsidiaries                                                       677                 78                   -
   Dividend paid to shareholders of the Company                       (3,006)            (2,049)             (1,800)
   Dividend paid to minority shareholders of the
         subsidiaries                                                   (167)              (148)               (139)
   Redemption of convertible notes                                        (1)                 -              (2,235)

                                                              ---------------    ----------------    ----------------
   Net cash provided by / (used in) financing activities               3,654             (3,182)             (7,324)
                                                              ---------------    ----------------    ----------------

     Net cash flows from financing activities consisted mainly of drawdown of loans less repayments of loans and dividend payments.

     In 2002, the Company and its subsidiaries repaid loans of approximately RMB3,444 million, paid dividends of approximately RMB1,939 million and borrowed loans of approximately RMB294 million.

     In 2003, the Company and its subsidiaries repaid loans of approximately RMB3,198 million, paid dividends of approximately RMB2,197 million and took out new loans of approximately RMB2,135 million.

     In 2004, the Company and its subsidiaries repaid loans of approximately RMB8,317 million, paid dividends of approximately RMB3,173 million and took out new loans of approximately RMB14,468 million.

     In 2005, the Company and its subsidiaries will enter into a comparatively concentrated period of capital expenditure for construction projects. In order to minimize the cost of capital, the newly developed projects will be financed by borrowings. The Company and its subsidiaries are confident in managing the scale of liabilities and financial risks.

     As of December 31, 2004, the interest-bearing liabilities of the Company and its subsidiaries totaled approximately RMB25.6 billion, including both long-term borrowings (inclusive of current portion) and short-term borrowings. Within which, approximately RMB7.6 billion was from foreign borrowings.

2.       Capital expenditure and cash resources

2.1      Capital expenditure

2.1.1    Capital expenditure on acquisitions

     Cash payments for acquisitions during 2004 amounted to approximately RMB4.575 billion when the Company acquired all the assets and liabilities of the Yingkou Power Plant and the Jinggangshan Power Plant, 55% equity interest in the Yueyang Power Company, 60% equity interest in the Luohuang Power Company and 40% equity interest in the Hanfeng Power Company.

     Cash payments for acquisitions during 2003 amounted to RMB2.940 billion.

     Cash payments for acquisitions during 2002 amounted to RMB2.759 billion.

     In January, 2005, the Company paid a cash consideration of RMB2.025 billion to acquire a 65% equity interest in the Pingliang Power Company and a 60% equity interest in Sichuan Hydropower. These power plants are located in Gansu and Sichuan Provinces in Western China. The acquisition enabled the Company to enter a fast growing power market in Western China, achieving the marketing development strategy of "consolidating our positions in the coastal regions, expanding into Central China and entering into Western China". This is also one of the milestones of the Company in realizing the development strategy of "combining hydro and coal-fired power", and represents a continuation of the established strategy of a balance between development and acquisitions. While considering scale, geography or energy type, the acquisition undoubtedly enabled the Company to be the largest Asian integrated power generation enterprise. Given strong demand for electricity in the PRC and intense coal supply, improving the energy mix through acquiring a hydropower generation company and lowering fuel costs through acquiring power plants close to coal mines (the Pingliang Power Company) should enable the Company and its subsidiaries to improve profitability and effectively control fuel costs.

     The Company and its subsidiaries will continue to follow the construction and acquisition strategy by proactively seeking new acquisition opportunities to ensure the sustainable growth of profitability and shareholders' value. Since there are uncertainties associated with acquisition projects, the amount of capital expenditure required is also uncertain. However, the significant cash flows from operating activities and the available undrawn borrowing facilities should provide the Company with a sufficient level of cash to support acquisition projects.

2.1.2    Capital expenditure on construction and renovation

     The capital expenditure for construction and renovation in 2004 amounted to approximately RMB10.036 billion, including approximately RMB1.632 billion for the Qinbei Phase I project, approximately RMB1.219 billion for the Yushe Phase II project, approximately RMB1.566 billion for the Taicang Phase II project, approximately RMB1.199 billion for the Yuhuan Phase I project, approximately RMB228 million for the Shantou Phase II project, approximately RMB1.216 billion for the Huaiyin Phase II project, approximately RMB126 million for the Shidongkou II Phase II project, approximately RMB281 million for the Xindian project, approximately RMB451 million for the Luohuang Phase III project, approximately RMB446 million for the Yueyang Phase II project, approximately RMB2 million for the Jinggangshan project. Other expenditure consists mainly of approximately RMB24 million of prepaid construction, approximately RMB361 million for the settlement of a construction payable in respect of the Dezhou Phase III and approximately RMB364 million for the acquisition of property, plant and equipment and routine renovation expenditure.

     Capital expenditure for construction and renovation in 2003 amounted to approximately RMB3,607 million, including approximately RMB355 million for the Jining Phase III expansion construction, approximately RMB439 million for the Yuhuan Phase I project, approximately RMB215 million for the Shantou Phase II project, approximately RMB497 million for the Huaiyin Phase II project, approximately RMB240 million for the Qinbei Phase I project, approximately RMB177 million for the Yushe Phase II project, approximately RMB80 million for the Xindian expansion construction, approximately RMB144 million for the renovation of the Shidongkou I Power Plant and approximately RMB459 million for the renovation of the Taicang Power Plant. Other items mainly consist of approximately RMB349 million for the settlement of a construction payable of the Dezhou Phase Power Plant III and approximately RMB214 million of construction payable for the Nantong Phase II.

     Capital expenditure for construction and renovation in 2002 amounted to RMB1,594 million, primarily for the construction of the Dezhou Power Plant Phase III.

     The above capital expenditure items were mainly financed by long-term borrowings and cash from operations.

     The Company and its subsidiaries will continue to incur significant capital expenditure in 2005. The construction projects of the Company in 2005 include two 1,000MW ultra super critical coal-fired generator units for the Yuhuan Power Plant Phase I project, two 300 MW coal-fired generator units for the Yueyang Phase II project, two 600 MW coal-fired generator units of the Taicang Power Plant Phase II, two 600 MW coal-fired generator units for the Luohuang Phase III project and one 600 MW coal-fired generator unit for the Shantou Phase II project. Planned construction items mainly include two 1,000 ultra super critical coal-fired generator units for the Yuhuan Power Plant Phase II project; two 600MW coal-fired generator units for the Yingkou Power Plant Phase II project, two 600 MW coal-fired generator units for the Qinbei Phase II project, two 600 MW coal-fired generator units for the Shang'an Phase III project, three 350 MW gas-fueled generator units for the Shanghai Ranji and three 350 MW gas-fueled generator units for the Jinling Power Plant. The Company and its subsidiaries will also proactively promote the construction of disulphuric facilities. The Company and its subsidiaries will actively monitor the progress of the above projects based on commercial feasibility principles and engage in new project developments for the long-term. The Company expects to finance such projects through internal funding, available undrawn borrowing facilities and cash flows provided by operating activities.

2.2      Cash resources and anticipated financing cost

     The Company and its subsidiaries expect the cash resources for capital expenditure for construction and acquisitions to be principally generated from internal funds, cash flows from operating activities and future debt and equity financing.

     Through years of successful operations, the market image and "brand" of the Company and its subsidiaries have continuously enhanced. Standard & Poors upgraded the credit rating on the Company to BBB+, outlook of the rating was stable in February, 2004. Good operating results and good credit status give the Company strong financing capabilities. As of December 31, 2004, the Company and its subsidiaries had available unsecured borrowing facilities from banks of approximately RMB30 billion (included in these undrawn borrowing facilities are medium to long-term loan facilities of RMB20 billion with the drawdown subject to application and approval procedures). These unsecured borrowing facilities from PRC banks provide the Company and its subsidiaries with a sufficient level of available cash and raise the level of liquidity and repayment capabilities of the Company and its subsidiaries effectively.

     Despite the acquisitions of the Yingkou Power Plant, the Jinggangshan Power Plant, the 55% equity interest of the Yueyang Power Company, the 60% equity interest of the Luohuang Power Company, the 40% equity interest in the Hanfeng Power Company in July, 2004 and the 65% equity interest in the Pingliang Power Company and the 60% equity interest in the Sichuan Hydropower in January, 2005, the Company and its subsidiaries have maintained a strong level of ability to service their debts.

     As of December 31, 2004, short-term borrowings of the Company and its subsidiaries amounted to approximately RMB8.099 billion with interest charged between 4.30% and 5.02% per annum (2003: approximately RMB1.6 billion with interest charged between 4.54% and 5.05% per annum).

     As of December 31, 2004, the total long-term bank borrowings of the Company and its subsidiaries amounted to approximately RMB16.112 billion (2003: approximately RMB10.715 billion). These loans include bank borrowings denominated in Renminbi of approximately RMB8.805 billion (2003: approximately RMB4.064 billion); US dollar of approximately US$778 million (2003: approximately US$803 million) and Euro of approximately (euro)77 million (2003: N/A). Included in these borrowings were approximately US$67 million of floating-rate borrowings. For the year ended December 31, 2004, these borrowings bore interest that ranged from 1.225% to 6.97% (2003: from 1.18% to 6.60%) per annum. The Company and its subsidiaries have entered into interest rate swap contracts with PRC banks to reduce the floating interest rate risk. As of December 31, 2004, current portion of these long-term bank loans, bank loans between 1 to 2 years, between 2 to 5 years and over 5 years amounted to RMB1,257 million, RMB1,363 million, RMB7,639 million and RMB5,853 million, respectively.

     As of December 31, 2004, the total long-term shareholders' loan to the Company and its subsidiaries amounted to RMB800 million (2003: approximately RMB420 million). The loans are denominated in Renminbi (2003: denominated in Renminbi of approximately RMB32 million and US dollar of approximately US$47 million). Included in these borrowings were approximately RMB200 million of floating-rate borrowings. For the year ended December 31, 2004, these borrowings bore interest that ranged from 3.60% to 5.76% (2003: 3.62% to 5.76%) per annum. All these borrowings from a shareholder will mature 5 years later.

     As of December 31, 2004, the total other long-term loans of the Company and its subsidiaries amounted to approximately RMB587 million (2003: approximately RMB1.06 billion). These loans include borrowings denominated in Renminbi of approximately RMB310 million (2003: approximately RMB745 million), US dollar of approximately US$19 million (2003: approximately US$21 million) and Japanese Yen of approximately (Y)1.548 billion (2003: approximately (Y)1.786 billion). All these foreign currency borrowings were at floating rates. For the year ended December 31, 2004, these borrowings bore interest that ranged from 1.70% to 5.93% (2003: from 4.94% to 6.21%) per annum. The Company will closely monitor the foreign exchange market and cautiously assess the exchange rate and interest rate risks. As of December 31, 2004, current portion of these other long-term loans, other long-term loans between 1 to 2 years, between 2 to 5 years and over 5 years amounted to RMB286 million, RMB109 million, RMB128 million and RMB64 million, respectively.

     Combining the current development of the power industry and the growth of the Company and its subsidiaries, the Company and its subsidiaries will make continuous efforts to not only meet cash requirements of daily operations, construction and acquisition, but also establish an optimal capital structure to minimize the cost of capital and manage financial risk through effective financial management activities thereby maintaining stable returns to the shareholders.

2.3      Other financing requirements

     The objective of the Company and its subsidiaries is to bring long-term, stable and growing returns to the shareholders. In line with this objective, the Company follows a proactive, stable and balanced dividend policy. In 2005, in accordance with the income appropriation plan of the board of directors of the Company (subject to the approval of the shareholders' meeting), the Company expects to pay a cash dividend of approximately RMB3.014 billion.

C.       Trend information

1.       Impact of demand and supply

     Restrictions on power supply and demand in 2005 are expected to be somewhat relaxed but the overall power supply and demand will still be tense with some restrictions on power consumption during peak season in certain regions. In 2006, the power supply and demand in the PRC will hopefully be balanced. As a result of good functionality of the generators of the Company and its subsidiaries, whilst there maybe some short-term decline in utilization hours, the Company and its subsidiaries are confident in maintaining high utilization hours in the long-term.

2.       Impact of the electricity pricing policy

2.1      The Electricity Pricing Reform Scheme

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

     The tariff rate level will be comparatively stable at the initial stage of reform in order to ensure the smooth transition between the old and new tariff setting system.

2.2      Coal-electricity price linkage mechanism

     In December, 2004, the NDRC established a coal-electricity price linkage mechanism through issuing a circular, "Notice related to opinion on setting up coal-electricity price linkage mechanism". Truck-loading price in late May, 2004 was being used as the base price upon its first application whereby this base price is compared against the average truck-loading prices between June and November, 2004 before applying the pricing formula to adjust respective tariffs for electricity generation plants and the retail tariffs. The power generation enterprises have to absorb the first 30% of the increase of coal prices. The tariff rate of hydro power plants will also adjust accordingly upon the pricing adjustments being applied to the coal-fired power plants while tariff rates of other power generation enterprises shall remain unchanged. A period of 6 months is being set as a single cycle in applying coal-electricity price linkage mechanism. Should the average coal prices within a cycle is 5% higher than that of last cycle, pricing adjustment will be made accordingly; should the change is within 5%, this change will be brought forward to the next cycle until the accumulated change be equaled to or is above 5%. At which point, a pricing adjustment will be made. The State Council has authorized NDRC to take price intervening measures when there is a significant fluctuation in coal prices. The formal implementation plan proposed by NDRC is in the progress of approval by the State Council and is expected to be issued in the second quarter of 2005.

     Upon the formal issuance of the coal-electricity price linkage mechanism plan, the tariff rates of the power plants of the Company is expected to adjust accordingly.

3.       Impact of the environmental protection policies

     2004 is the second implementation year of both the "Regulations on the Administration of the Levy and Usage of Emission Fee" and the "Rules on the Administration of the Levy Standards of Emission Fees". Pursuant to the relevant regulations, emission fee charged on discharging sulphur dioxide increased from RMB0.21/kg to RMB0.42/kg while a new charge was created on nitric oxides materials discharge at RMB0.63/kg from July 1, 2004 onwards. The Company paid a total of approximately RMB170.32 million of emission fees to local governments in 2004.

     The government has continuously strengthened the enforcement of environmental protection regulations and issued stricter benchmarks on pollutants emitted by the coal-fired power plants. These policies benefit the society and nation as a whole, but have created pressure on the operations of the Company.

     The Company and its subsidiaries are determined to support the strengthened government policies and steadily implement the theory of balanced and sustainable development. It is confident in both satisfying the environmental protection requirements of the government through implementing measures for enhancing the environmental protection standards and through effectively controlling the operating costs of newly setup power plants. Given its competitive advantage as a result of the new generators, advanced equipment and effective control over pollution discharge, the Company and its subsidiaries will step up the installation of desulphuric facilities and NOx emission reduction facilities, proactively lobby for discharge fee refund for renovation item and the enactment of a pollution discharging fee-electricity price linkage mechanism.

4.       Impact of power market pilot

     In June, 2003, NDRC started a pilot program to establish a regional power market in both the Northeast China and the Eastern China.

     On January 15, 2004, the power market formally commenced in Northeast China and after several rounds of simulated operations, the market was formally established on December 13, 2004 and has initiated the bidding practice for the year 2005.

     From the results of simulated operations and trial runs, the "Transaction Regulations for the Northeast China power market" was not yet mature and currently its monthly bidding practice has been suspended while opinions are being gathered from each participant in order to amend and improve the regulation. During this period, all the tariff rates for individual power plants will follow those in effect in 2004. The trial operations of monthly bidding practice has been commenced since April, 2005. In this region, the Company owns three power plants, namely, the Dalian Power Plant, the Dandong Power Plant and the Yingkou Power Plant with eight 300 MW generators, total operating capacity of 2,740 MW and all are located in the demanding areas within Liaoning Province.

     The Company and its subsidiaries will pay attention to the amendments of the regulation, proactively support and take part in the construction of a power market in Northeast China and ensure that all three of the Company's power plants in Liaoning Province can compete in a "fair" market environment. The Company is confident in maintaining its competitive advantage in this fair market.

     Pursuant to the regulation, "Proposal of pilot activities in Eastern China power market", approximately 85% and 15% of power transactions will be confirmed through agreements and the bidding practice respectively in the first stage of this power market. The bidding practice is on a monthly basis with price setting at a day before spot market.

     The Eastern China power market started the simulated operations on May 18, 2004 and there were eight monthly simulated bidding rounds to date. From the results of these simulations, there is room for improvement. Simulated operations using price setting at a day before spot market should be ready by the second half of 2005.

     The Company currently owns eight power plants, including 22 generators with operating capacity totaling 7,140 MW which accounted for approximately 15% of total operating capacity in Eastern China. These power plants are mainly located in Jiangsu, Shanghai and Fujian where demand for electricity is relatively high and most of them are within the high loading Centre. With high individual operating capacity, good functionalities, smaller head count and high quality management, these power plants will be more competitive under the centralized management and coordination of the Company.

     Given that the bidding practice will only be partially implemented in Eastern China power market and because of the fast growing electricity consumption in the region which is expected to continue to have a power shortage within the next two years according to a forecast, there should be no material impact on the Company upon the full implementation of a competitive bidding market.

5.       Importance of both construction and acquisitions

     In 2005, one of the focuses is to continuously and proactively work on construction projects to establish a strong foundation for the long-term development of the Company. The Company will also proactively seek new acquisition opportunities to ensure the sustainable growth of profitability and shareholders' value.

D.       Performance of significant investments and their prospects

     On April 22, 2003, the Company acquired a 25% equity interest in SEG with a cash consideration of approximately RMB2.39 billion. This investment brought the Company and its subsidiaries a net profit of approximately RMB209 million in 2004 under IFRS. SEG is the largest power generation supplier in Shenzhen and its power plants are located in one of the prosperous provinces - Guangdong Province. With strong demand for electricity in that region, such an investment will bring stable returns to the Company and its subsidiaries in the future.

     In July, 2004, the Company acquired 40% equity interest in the Hanfeng Power Company with a cash consideration of approximately RMB1.375 billion. This investment brought the Company and its subsidiaries a net profit of approximately RMB126 million in 2004 under IFRS. The Hanfeng Power Company is located in Hebei Province in Northern China and there is strong demand for electricity in that region. Through this acquisition, the Company and its subsidiaries increased the equity share of production capacity in Hebei Province from 1,300 MW to 1,828 MW or approximately 40.6%. The Company and its subsidiaries expect this investment will contribute stable returns in the future.

E.       Employee benefits

     As of December 31, 2004, the Company and its subsidiaries had 22,129 employees. For the year ended December 31, 2004, total staff costs incurred amounted to approximately RMB1.88 billion. The Company and its subsidiaries provided the employees competitive remuneration and pegged such remuneration to operating results as working incentives for the employees. Currently, the Company and its subsidiaries do not have any non-cash remuneration packages.

     Based on the development plans of the Company and its subsidiaries and the requirements of individual positions, together with consideration of specific characteristic of individual employees, the Company and its subsidiaries tailor made various training programs on management skills, technical skills and promotion skills. These programs enhanced both the knowledge of the employees and the standards of operations.

F.       Related party transactions

     The Company and its subsidiaries entered into various transactions with Huaneng Group, HIPDC and their group companies during daily operations, including operating leases on land use rights and property, electricity transmission and fuel purchases. Such transactions were for daily operations at prices no different from transactions conducted with other third parties. Huaneng Group, HIPDC and the minority shareholders of subsidiaries of the Company have also committed or agreed through contracts to provide guarantees on loans of the Company and its subsidiaries. In addition, pursuant to relevant agreements, the Company rendered management services to those power plants owned by Huaneng Group and HIPDC at a standard fee covering its costs and a reasonable profit. For the year ended December 31, 2004, such transactions amounted to approximately RMB57.54 million which was below 1% of net operating revenue.

     Please refer to Note 7 to the Financial Statements prepared under IFRS for details of related party transactions.

G.       Guarantees on loans

     As of December 31, 2004, the Company provided guarantees on long-term bank borrowing of certain subsidiaries and an associated company totaling approximately RMB1.735 billion. These included guarantees granted to the Weihai Power Company, the Qinbei Power Company, the Yushe Power Company and the Rizhao Power Company amounting to RMB30 million, RMB740 million, RMB660 million and RMB305 million respectively. The Company had no contingent liabilities other than those described above.

     As of December 31, 2003, the Company succeeded the original loan guarantee granted by Shandong Huaneng Power Development Company Limited ("Shandong Huaneng") on the Weihai Power Company and the Rizhao Power Company and the original million granted by Huaneng Group on the Taicang Power Company amounting to approximately RMB330 million, RMB339 million and RMB1.114 billion respectively. The Company also provided guarantees on long-term borrowings of the Huaiyin Power Company, the Qinbei Power Company and the Yushe Power Company amounting to approximately RMB10 million, RMB905 million and RMB101 million respectively. The Company had no contingent liabilities other than those described above.

     The decrease of guaranteed amounts from 2003 to 2004 was mainly due to the repayments of loans during the year.

H.       Off-balance Sheet Arrangements

     Our off-balance sheet arrangements consisted of the following arrangements:

     o   Operating lease commitments;

     o   Purchase and construction commitments;

     o   Guarantees for an associate's long-term loans.

     There are no off-balance sheet arrangement that have or are reasonably likely to have an effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

     Except for guarantees granted in relation to an associate's long-term loans, we have discussed these arrangements in I. Tabular Disclosure of Contractual Obligations and Commercial Commitments and disclosed details in Notes 36 and 37 to the Financial Statements.

I.      Tabular Disclosure of Contractual Obligations and Commercial Commitments

     A summary of payments due by periods of our contractual obligations and commercial commitments as of December 31, 2004 is shown in the tables below. A more complete description of these obligations and commitments is included in the Notes to the Financial Statements as referenced below.


Contractual Cash Obligations

(RMB millions)
                                                    2005      2006-2007     2008-2009      Thereafter       Total
                                                --------      ---------     ---------      ----------      ------

Long-term Loans from Shareholders(1)                   -              -             -             800         800
Long-term Bank Loans(1)                            1,257          4,603         6,256           6,147      18,263
Other Long-term Loans(1)                             286            152            85              64         587
Interest Payments                                  1,329          1,805         1,122           1,364       5,620
Operating Lease - Nanjing
   Power Plant(2)                                      1              3             3              52          59
Operating Lease - Dezhou Power Plant(2)               30             60            60             432         582

                                                --------      ---------     ---------      ----------      ------
                                                   2,903          6,623         7,526           8,859      25,911
                                                ========      =========     =========      ==========      ======
Other Commercial Commitments

(RMB millions)

                                                    2005      2006-2007     2008-2009      Thereafter       Total
                                                --------      ---------     ---------      ----------      ------

Long-term coal purchase contracts(2)               5,769        12,062          5,603               -      23,434
Other commitments(2)                              11,483             -              -               -      11,483

                                                --------      ---------     ---------      ----------      ------
                                                  17,252        12,062          5,603               -      34,917
                                                ========      =========     =========      ==========      ======

---------------
(1) See Notes 23, 24 and 25 to the Financial Statements, "Long-term Loans from Shareholders, unsecured", "Long-term Bank Loans, unsecured" and "Other Long-term Loans, unsecured", respectively.

(2)      See Note 36 to the Financial Statements, "Commitments".

     The Company and its subsidiaries have various defined contribution plans in accordance with the local conditions and practices in the provinces in which they operate. The Company and its subsidiaries pay fixed contributions into separate entities (funds) and will have no further payment obligations if the funds do not hold sufficient assets to pay all employee benefits relating to employee service in the current and prior periods. Disclosures of the pension plans including the contribution amounts are currently in Note 8 to the Financial Statements.

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

     The table below sets forth certain information concerning the Directors and executive officers and members of the supervisory committee of us (the "Supervisory Committee") as of March 31, 2005. All Directors will serve a term of three years or until the election of their respective successors. The term of the current board will expire in May, 2005.


Name                                                          Age                   Position with us
----------------------------------------------------------  ------- ----------------------------------------
Li Xiaopeng...............................................    46     Chairman
Huang Yongda..............................................    48     Director and President
Wang Xiaosong.............................................    59     Vice Chairman
Ye Daji...................................................    60     Vice Chairman
Huang Jinkai..............................................    63     Director
Liu Jinlong...............................................    64     Director
Na Xizhi..................................................    52     Vice President
Zhang Hong................................................    59     Vice President
Huang Long................................................    52     Vice President and Company Secretary
Liu Guoyue................................................    42     Vice President
Liu Shuyuan...............................................    55     Director
Li Shiqi..................................................    49     Vice President
Huang Jian................................................    43     Chief Accountant
Shan Qunying..............................................    52     Director
Yang Shengming............................................    62     Director
Xu Zujian.................................................    51     Director
Gao Zongze................................................    66     Independent Director
Zheng Jianchao............................................    66     Independent Director
Qian Zhongwei.............................................    67     Independent Director
Xia Donglin...............................................    44     Independent Director
Liu Jipeng................................................    49     Independent Director
Wei Yunpeng...............................................    63     Chairman of the Supervisory Committee
Zhao Xisheng..............................................    62     Member of the Supervisory Committee
Pan Jianmin...............................................    50     Member of the Supervisory Committee
Li Yonglin................................................    60     Vice Chairman of the Supervisory Committee
Shen Weibing..............................................    38     Member of the Supervisory Committee
Shen Zongmin..............................................    51     Member of the Supervisory Committee


     Li Xiaopeng Mr. Li is the Chairman of the Company, Chairman and President of HIPDC, as well as President of Huaneng Group. He graduated from the North China Institute of Electric Power specializing in power plants and power systems and is a senior engineer. Mr. Li was Vice President, President and Vice Chairman of the Company as well as Vice President, President and Vice Chairman of HIPDC, Chairman of Huaneng Group and Vice President of State Power Corporation. Before joining HIPDC, he had successively served as Engineer of the Power System Research Division, as Deputy Division Chief of the Planning and Operations Division, and as General Manager of the Power Technology and Economic Research Division, Electric Power Research Institute.

     Huang Yongda Mr. Huang is the President and Director of the Company and the Vice President of Huaneng Group. He graduated from China Renmin University, specializing in industrial financial accounting and is a senior accountant. He was the Deputy Director of the Economic Moderation and State Asset

Supervision Office of Ministry of Power Industry, Deputy Director of the General Office of the Ministry of Power Industry, Deputy Officer of the Finance and Asset Management Department of State Power Corporation, Deputy Director of the Power Department of the State Economic and Trade Commission, President of Jiangxi Province Power Corporation and Vice President of HIPDC.

     Wang Xiaosong Mr. Wang is Vice Chairman of the Company, Vice President of HIPDC, and Vice President of Huaneng Group. He graduated from Beijing Institute of Electric Power specializing in thermal power engineering and is a senior engineer. He was Vice President of the Company, Vice President of HIPDC and Director of Huaneng Group before. Before joining the Company, he had served as Deputy General Manager of Fushun Power Plant, General Manager of Yuanbaoshan Power Plant and Chief of the Labor and Wages Division of Northeast Power Administration.

     Ye Daji Mr. Ye is Vice Chairman of the Company and Chief Engineer of Huaneng Group. He graduated from Department of Mechanical Engineering Shanghai Jiao Tong University and is a senior engineer. After joining in the Company, Mr. Ye served as Deputy Manager of Shanghai branch company of Huaneng Power International Inc., President of Huaneng Shanghai Shidongkou Second Power Plant. Mr. Ye served as Vice President and President of the Company, Vice President of HIPDC and Director of Huaneng Group. Before joining the Company, Mr. Ye served as Deputy Chief Engineer of Shanghai Shidongkou Power Plant.

     Huang Jinkai Mr. Huang is the Director of the Company. He graduated from Shenyang Agricultural Institute, specializing in agricultural electrization and is a senior engineer. He served as Director (General Manager) of the Northeast Power Administration Group Company, Chairman of the Company, Chairman of HIPDC, General Manager (Director) of North China Power Group Corporation (Power Administration) and Vice Chairman of Huaneng Group.

     Liu Jinlong Mr. Liu is the Director of the Company. He graduated from Wuhan Hydroelectric Institute, specializing in power generation and is a senior engineer. He served as General Manager of Central China Power Group Corporation and Director of Central China Power Administration, Chairman, General Manager, and Vice Chairman of Huaneng Group.

     Shan Qunying Mr. Shan is the Director of the Company. He is also the Vice President of Hebei Provincial Construction Investment Company. He graduated from Beijing Steel Institute specializing in automation and is a senior engineer. He had been the Division Chief of Hebei Provincial Construction Investment Company.

     Yang Shengming Mr. Yang is Director of the Company. He is the Vice President of Fujian International Trust & Investment Company, Executive Director of Hong Kong Minxin Group Limited Company, Director of Yongcheng Property Insurance Joint Stock Company and Executive Director of Xiamen International Bank. He graduated from Beijing Light Industries Institute and is a senior economist.

     Xu Zujian Mr. Xu is Director of the Company. He is Director and Vice President of Jiangsu Province Guoxin Asset Management Group Limited Company, and Chairman of Jiangsu Investment Management Co., Ltd. He graduated from Liaoning Finance Institute majoring in infrastructure finance and is a senior economist. He was Vice President of Jiangsu International Trust and Investment Company Limited, President of Jiangsu Province Investment Management Co., Ltd..

     Liu Shuyuan Mr. Liu is Director of the Company. He is Director and President of Liaoning Energy Investment (Group) Co. Ltd. He is a postgraduate specializing in economic management and is a senior economist. He has been the General Manager of Liaoning Tieling Steel Plant, Director of Tieling Municipal Construction Commission and Assistant to the Mayor and Vice Chairman of the Supervisory Committee of the Company.

     Gao Zongze Mr. Gao is an Independent Director of the Company. He is the Senior Partner at C&I Partners and an approved arbitrator of China International Economic and Trade Arbitration Commission and China Marine Affairs Arbitration Commission and President of All China Lawyers Association. He graduated from Dalian Marine Institute and received a master's degree in law from the Law Department of the Graduate School of the Institute of China Academy of Social Sciences.

     Zheng Jianchao Mr. Zheng is an Independent Director of the Company. He is Honorary President of China Electric Power Research Institute in China and Vice Chairman of its Academic Committee. He is Vice President of China Electrical Engineering Institute, editor-in-chief of the Journal of Chinese Electrical Engineering and chief of the Science and Technology Committee of China Guangdong Nuclear Power Group Corporation. He graduated from Qinghua University majoring in electrical engineering and graduated from its Graduate School. He was elected Fellow of Chinese Academy of Engineering in 1995.

     Qian Zhongwei Mr. Qian is an Independent Director of the Company. He graduated from the electrical engineering department of Qinghua University and is a senior engineer. He has been the Deputy Chief Engineer, Chief Engineer and Deputy Director of the Eastern China Power Industry Management Bureau, Director of Shanghai Electricity Bureau, Director of Eastern China Power Administration Bureau, and President of Eastern China Power Group Company.

     Xia Donglin Mr. Xia is an Independent Director of the Company. He is a professor and Ph.D. tutor of the Economic and Management School of Qinghua University. He is also the Advisory Specialist of the Accounting Standard Committee of the PRC Ministry of Finance, General Secretary of China Accounting Society, and Independent Director of Zhejiang Zhongda companies and other companies. He graduated from the Finance and Administration Science Research Institute of Ministry of Finance, specialising in accounting and was awarded a Ph.D. degree of Economics. He is a certified public accountant (non practising member). He was the head of Accounting Department of Economic and Management School of Qinghua University.

     Liu Jipeng Mr. Liu is an Independent Director of the Company. He is the chairman of Beijing Standard Consulting Company, professor of Capital Economic and Trade University. He is also a professor of the Graduate School of China Academy of Social Science, mentor of graduate students of the Centre for Financial Studies of the Ministry of Finance, senior consultant of China Power Enterprises Union, China Securities Market Research and Design Centre and consultant of State Power Corporation. He graduated from the Industrial Economic Department of the Graduate School of China Academy of Social Science with a master's degree in economics. He is titled as professor and is a certified public accountant.

     Wei Yunpeng Mr. Wei is Chairman of the Supervisory Committee of the Company. He graduated from Hunan Institute of Electric Power, specialising in Finance and Accounting and is a senior accountant. He was Chief Accountant of Huaneng Group, Chief Accountant of HIPDC and Chairman of China Huaneng Finance Limited Liability Company. He served as Chief Accountant of the Company.

     Li Yonglin Mr. Li is Vice Chairman of the Supervisory Committee. He is Director of the Power Department of Dalian Municipal Construction Investment Company. He graduated from Changchun Hydro-electric School of Ministry of Water Resources and Electric Power, specializing in power plants, power grids and power system. He was a researcher of the Energy and Transportation Department of Dalian Municipal Planning Committee.

     Pan Jianmin Mr. Pan is a member of the Supervisory Committee of the Company. He is Deputy Chief Auditor and General Manager of the Auditing Department of Huaneng Group. He graduated from Liaoning Economic and Finance Institute specializing in infrastructure finance and credit and is a senior accountant. He has served as General Manager of the Finance Department and Deputy General Manager of the Supervising and Auditing Department of Huaneng Group, and Deputy General Manager of Beijing Huaneng Real Estate Development Company.

     Shen Weibing Mr. Shen is Supervisor of the Company. He is Deputy Director of Nantong Investment Management Centre. He graduated from Material Management Department of Beijing Material Institute with a bachelor of science degree. He is a senior economist. In 2003, he studied at Nanjing University and received a master degree in business administration. He served as Vice President and President of Nantong Municipal Oil Company, Vice President and Legal Representative of Nantong Municipal Construction Investment Company, and Deputy Chief Officer and Chief Officer of Nantong Investment Management Centre.

     Shen Zongmin Mr. Shen is Supervisor of the Company. He is Manager of Shantou Electric Power Development Corporation. He was President of Shantou Light Industry Mechanical Group, Deputy Manager, and Manager of Shantou Power Development Corporation and Chairman of Shantou Power Development Joint Stock Company.

     Zhao Xisheng Mr. Zhao is Supervisor and Senior Consultant of the Company. He graduated from China Renmin University specializing in industrial economics and is a senior accountant. He has served as Deputy General Manager of the Finance Department, General Manager of the Management Department of the Company and the General Manager of the Company's Supervising and Auditing Department. Before joining the Company, he served as Section Chief, Deputy Chief Accountant and Deputy General Manager of Beijing Shijingshan Power Plant.

     Na Xizhi Mr. Na is Vice President of the Company. He is Deputy Chief Engineer of Huaneng Group. He graduated from Wuhan Hydro-electric University, specializing in thermal power with a master degree in engineering and is a senior engineer. He served in Huaneng Group as Deputy Manager of the Power Generation Department, General Manager of the Operation Department, General Manager of the Power Safety and Production Department. Previously, Mr. Na was the Vice General Manager of Fuxin Power Plant, Deputy Officer of the Planning Department of Suizhong Power Plant, Deputy Chief and Chief of the Bio-technology Department of Northeast Shenhai Thermal Power Plant.

     Zhang Hong Mr. Zhang is the Vice President of the Company. He is Deputy Chief Engineer of Huaneng Group. He graduated from Northeast Power Institute specializing in Management Engineering and is a senior engineer. Mr. Zhang served as the General Manager of Dandong Branch of the Company, General Manager of Yingkou Branch of HIPDC, General Manager of Power Construction Department and Planning Department of Huaneng Group. Previously, Mr. Zhang was the Manager of the Fourth Engineering Company of Northeast Power Administration Group.

     Huang Long Mr. Huang is Vice President of the Company as well as Secretary of the Board of Directors. He graduated with a M.S. degree from North Carolina State University in the U.S. specializing in communications and auto-control and is a senor engineer. He served as Deputy General Manager and General Manager of the International Co-operation Department of the Company.

     Liu Guoyue Mr. Liu is Vice President of the Company. He graduated from Northern China Electric Power University with a bachelor degree in engineering and a bachelor degree in business management and is a senior engineer. He served as the Deputy General Manager (Vice President) and General Manager (President) of Shijiazhuang branch (power plant) of the Company as well as the President of Huaneng Dezhou Power Plant.

     Li Shiqi Mr. Li is the Vice President of the Company. He graduated form Renmin University of China, specializing in finance and is a senior accountant. He served as Chief Accountant of Beijing Branch Company of HIPDC, Deputy General Manager and General Manager of the Finance Department of the Company, and General Manager of the Marketing Department of Huaneng Group. Before these, Mr. Li worked in Power Science Institute as Chief and Deputy Chief Accountant, and in Beijing Power Research and Hi-Tech Business Corporation as Chief Accountant.

     Huang Jian Mr. Huang is the Chief Accountant of the Company. He graduated from Finance and Administration Research Institute of the Ministry of Finance, specializing in accounting, with a master degree in economics and is a senior accountant. He served as Chief of the Finance Department of the Company, Chief Accountant of the Beijing Branch Company of HIPDC, Deputy General Manager of the Finance Department of the Company and Deputy Chief Accountant of the Company.

B.       Compensation of Directors and Officers

     We paid RMB8.48 million to our Directors, Supervisors and senior management as aggregate cash compensation (including salaries, bonuses and allowances (inclusive of taxes)) for the year ended December 31, 2004 for services performed as Directors, Supervisors and officers or employees of us. A total of RMB1.79 million were paid to the three highest paid directors and a total of RMB2.16 million was paid to the three highest paid officers. In addition, Directors and Supervisors who are also officers or employees of us receive certain other benefits-in-kind, such as subsidized or free health care services, housing and transportation, which are customarily provided by large enterprises in the PRC to their employees. Each of the Company's independent directors receives annual cash compensation of RMB60,000. We do not have any service contract with any director that provides for benefits upon termination of employment.

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

     The main duties of the Strategy Committee are to advise on, and conduct research in relation to, its long-term development strategies and decisions regarding significant investments.

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

     The members of Audit Committee are Xia Donglin (Chairman), Shan Qunying, Wang Xiaosong, Qian Zhongwei and Zheng Jianchao.

     The members of Strategy Committee are Mr. Li Xiaopeng (Chairman), Mr. Zheng Jianchao (Vice-chairman), Mr. Wang Xiaosong, Mr. Ye Daji, Mr. Huang Jinkai, Mr. Liu Jinlong and Mr. Qian Zhongwei.

     The members of Nomination Committee are Mr. Qian Zhongwei (Chairman), Mr. Huang Jinkai, Mr. Yang Shengming, Mr. Gao Zongze and Mr. Zheng Jianchao.

     The members of Remuneration and Evaluation Committee are Mr. Gao Zongze (Chairman), Mr. Liu Jinlong, Mr. Xu Zujian, Mr. Zheng Jianchao and Mr. Xia Donglin.

D.       Employees

     As of December 31, 2004, we employed 22,129 people. Of these, 327 are headquarters management staff, 14,385 are power plant personnel directly involved in the management and operation of the power plants and the remainder are maintenance personnel, ancillary service workers and others. Approximately 41% of our work force graduated from university or technical college.

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

     The contract system imposes discipline, provides incentives to adopt better work methods and provides us with a greater degree of management control over our work force. We believe that, by linking remuneration to productivity, the contract system has also improved employee morale.

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

     In compliance with the relevant regulations, we and our employees participate in the electric power industry pension plan under which all the employees are entitled to the pensions payments upon retirement. See Note 8 to the Financial Statements. Other pension payments to our retiring employees are not required under applicable PRC laws and regulations.

     We do not carry workmen's compensation or other similar insurance. However, all employees (both contract and non-contract employees) who are unable to work due to illness or disability, whether or not such illness or disability is job-related, will continue, based on seniority, to receive some or all of their base salary and certain subsidies throughout the period of their absence up to their retirement ages, in accordance with relevant PRC laws and regulations and subject to certain PRC Government specified time limitations. Employees who are unable to work due to job-related illnesses or disabilities will receive certain compensation from us, depending on the severity of the illness or disability. The present workmen's insurance reforms being implemented by the central and local governments and our own implementation of the joint stock limited company accounting and financial principles may result in certain adjustments of the funding, management and payment methods for these types of workmen's compensation arrangements.

E.       Share Ownership

     None of the people listed under "Directors, members of the Supervisory Committee and senior management" owns any of our shares.

ITEM 7   Major Shareholders and Related Party Transactions

A.       Major shareholders

     Our outstanding ordinary shares consist of A Shares and H Shares, each with a par value of RMB1.00 per share. The following table set forth certain information regarding the ownership of the outstanding shares of us as of December 31, 2004 with respect to (i) each person known by us to own beneficially more than 5% of any class of the outstanding shares of us, (ii) our directors and officers and (iii) local government investment companies.



                                                                                                  Percentage of
                                                                Number of A      Number of H     Total Number of
                                                                   Shares          Shares       Shares Outstanding
                                                               --------------   -------------   ------------------
                                                               (in thousands)  (in thousands)
HIPDC.......................................................     5,197,680           --              43.12%
Hebei Provincial Construction Investment Company............       904,500           --               7.50%
Fujian International Trust & Investment Company.............       669,700           --               5.56%
Jiangsu Province International Trust & Investment
  Company...................................................       624,750           --               5.18%
Liaoning Energy Investment (Group) Co., Ltd.................       459,370           --               3.81%
Dalian Municipal Construction & Investment Company..........       452,250           --               3.75%
Nantong Investment Management Centre........................       135,750           --               1.13%
Shantou Power Development Joint Stock
  Company Limited...........................................        38,000           --               0.32%
Dandong Energy Investment Development Centre................        13,000           --               0.11%
Shantou Electric Power Development Company..................         5,000           --               0.04%
Officers and Directors......................................            --           --               0.00%
     TOTAL .................................................     8,500,000           --              70.52%

     When we were established on June 30, 1994, the assets, liabilities and businesses of the Dalian, Fuzhou, Nantong and Shangan Power Plants (excluding Shangan Power Plant Phase II) and Shantou Oil-Fired Power Plant were acquired by us from HIPDC and, in return, HIPDC received a then 53.64% equity interest in us. The local governments of the respective provinces or municipalities in which the Dalian, Fuzhou, Nantong and Shangan Power Plants and Shantou Oil-Fired Power Plant are located had previously extended long-term loans to these power plants to finance their construction. Such loans were subsequently assigned to the local government investment companies. In accordance with the Promoters' Agreement dated February 28, 1994 (the "Promoters' Agreement") between HIPDC and the local government investment companies (excluding Shantou Power Development Joint Stock Company Limited and Dandong Energy Investment Development Centre) and an understanding between HIPDC and these local government investment companies, these local government investment companies agreed to retire approximately RMB435 million of the loans extended to Dalian, Fuzhou, Nantong and Shangan Power Plants and Shantou Oil-Fired Power Plant and to forfeit certain rights to participate in profits of these five power plants in exchange for a then aggregate of 46.36% of the equity in us.

     HIPDC and the local government investment companies (excluding Shantou Power Development Joint Stock Company Limited and Dandong Energy Investment Development Centre) have entered into the Shareholders' Agreement dated May 31, 1994 (the "Shareholders' Agreement") which, among other things, grants to HIPDC the right to vote all the shares owned by each of the other seven signatories to the Shareholders' Agreement so as to enable HIPDC to have majority voting rights in general meetings for so long as we are in existence. The Shareholders' Agreement also provides that Directors designated by HIPDC will have majority representation on our board of directors (the "Board of Directors") and each of the other signatories to the Shareholders' Agreement will have one representative designated by it appointed as a member of the Board of Directors. The Shareholders' Agreement also provides that for so long as we are in existence (i) HIPDC and the other signatories to the Shareholders' Agreement will maintain their combined shareholdings to ensure their collective majority control of us, (ii) HIPDC has certain priority rights to purchase the shares held by the other signatories to the Shareholders' Agreement and (iii) if HIPDC does not exercise its priority rights to purchase such shares, each of the signatories to the Shareholders' Agreement other than HIPDC has a priority right to purchase such shares on a pro rata basis and (iv) no shares may be sold or transferred unless their transferees agree to abide by the terms of the Shareholders' Agreement.

     At the completion of the initial public offering in October, 1994, HIPDC and the local government investment companies (excluding Shantou Power Development Joint Stock Company Limited and Dandong Energy Investment Development Centre) have owned, respectively, 40.23% and 34.77% of the total number of our outstanding shares.

     On February 26, 1998, we placed 250 million H Shares at the price of HK$4.40 per H Share or US$22.73 per ADS. Simultaneously with the H Share placement, we issued 400 million A Shares to our controlling shareholder HIPDC as part of the consideration paid for the acquisition of the Shidongkou II, pursuant to the Shanghai Acquisition Agreement. After the completion of the H Share Placement, HIPDC and the local government investment companies (excluding Shantou Power Development Joint Stock Company Limited and Dandong Energy Investment Development Centre) each has held 42.17% and 31.28% equity interest, respectively.

     On November 15 and 16, 2001, we issued successfully a total of 350,000,000 A shares in the PRC, of which 100,000,000 state-owned legal person shares were placed to HIPDC at the same price. After the completion of the A share issuance, the total share capital of the Company is 6,000,000,000 shares, HIPDC and the local government investment companies (excluding Shantou Power Development Joint Stock Company Limited and Dandong Energy Investment Development Centre) each held 42.58%, and 27.82% equity interest, respectively.

     In May, 2004, we paid to our shareholders stock dividend and converted additional paid-in capital and statutory surplus reserve funds to share capital pursuant to a dividend plan approved by our Board of Directors and shareholders. Under the plan, each share of the issued and outstanding common stock of the Company received one share of the Company's common stock. As a result of such stock dividend, the total share capital of the Company was increased to 12,055,342,400. Our total share capital was further increased to 12,055,383,440 as a result of the conversion of our convertible bonds with an aggregate principal amount of US$15,000 (and as a result of the simultaneous stock split effected pursuant to the stock dividend plan) into 41,040 H shares of the Company by the holders of such convertible bonds in 2004.

     On May 12, 2004, SEPDC transferred to HIPDC 30,000,000 legal person shares of the Company held by SEPDC. Thereafter, on December 21, 2004, SEPDC further transferred to HIPDC another 28,000,000 legal person shares of the Company held by it in consideration for HIPDC's payment of certain debt obligations owed by SEPDC to Bank of Communications Shantou Branch as part of a court-ordered debt settlement plan. As a result of these two share transfers, HIPDC holds 43.12% of the equity interest in the Company.

     As a result of the Shareholders' Agreement, HIPDC currently has 70.09% of the total voting rights of the outstanding shares. As a result, HIPDC will continue to control us and will continue to have the power, subject to the Shareholders' Agreement, to control the election of all of our Directors and to direct our management and policies.

     In January, 2000, Huaneng Group underwent a restructuring, in which State Power Corporation transferred its 17.22% interest in HIPDC to Huaneng Group. Huaneng Group became a 51.98% shareholder of HIPDC. At the same time, Huaneng Group has granted us a preferential right to purchase interest in existing power plants owned by Huaneng Group and the preferential right on all future power development projects of Huaneng Group that we may realistically develop.

B.       Related party transactions

Guarantees

     As of December 31, 2004, the Company provided guarantees on long-term bank borrowings of certain subsidiaries and an associated company totaling approximately RMB1.735 billion. These included guarantees granted to the Weihai Power Company, the Qinbei Power Company, the Yushe Power Company and the Rizhao Power Company amounting to RMB30 million, RMB740 million, RMB660 million and RMB305 million respectively. The Company had no contingent liabilities other than these described above.

     As of December 31, 2003, the Company succeeded the original loan guarantee granted by Shandong Huaneng Power Development Company Limited ("Shandong Huaneng") on the Weihai Power Company and the Rizhao Power Company and the original guarantee granted by Huaneng Group on the Taicang Power Company amounting to approximately RMB330 million, RMB339 million and RMB1.114 billion respectively.

The Company also provided guarantees on long-term borrowings of the Huaiyin Power Company, the Qinbei Power Company and the Yushe Power Company amounting to approximately RMB10 million, RMB905 million and RMB101 million respectively. The Company had no contingent liabilities other than those described above.

Lease Agreement

     Pursuant to a leasing agreement between us and HIPDC signed on December 26, 2000, HIPDC agreed to lease Tianyin Mansion with an area of 27,800 square meters to us for 5 years, and the annual rent is RMB25 million. The Leasing Agreement was effective retroactively as of January 1, 2000.

T&T Service Agreements

     Pursuant to the T&T Service Agreements we agreed to pay service fees to HIPDC in relation to the provision of transmission and transformer facilities for our newly constructed power plants, power plants under expansion and acquired power plants which commence commercial operations after January 1, 1997 for a fixed fee equal to 12% of the original book value of the transmission and transformer facilities as set forth in the financial statements of HIPDC. The terms of the T&T Service Agreements are to be reviewed after a period of 10 years.

Acquisitions from Huaneng Group in 2004 and 2005

     We made the following acquisitions from Huaneng Group in 2004 and 2005, each of which has been disclosed to our shareholders in more details in the respective circulars dated April 29, 2004 and November 3, 2004, respectively regarding each acquisition and each has been approved by the independent shareholders.

     In 2004, we acquired 90% equity interest of Jinggangshan Huaneng Power Generation Limited Liability Company, 40% equity interest of Hebei Hanfeng Power Generation Limited Liability Company from the Huaneng Group, and in 2005 we acquired 60% interest of Sichuan Huaneng Hydropower Development Corporation, Ltd. and 65% interest of Gansu Huaneng Pingliang Power Generation Limited Liability Company from it.

Acquisition from HIPDC in 2004

     We made the following acquisitions from HIPDC in 2004, each of which has been disclosed to our shareholders in more details in the respective circulars dated April 29, 2004 and has been approved by the independent shareholders.

     We acquired the entire assets and liabilities in Yingkou Power Plant, 60% equity interest of Huaneng Chongqing Luohuang Power Generation Limited Liability Company and 55% equity interest of Huaneng Hunan Yueyang Power Generation Limited Liability Company from HIPDC.

Entrusted Management Agreement with Huaneng Group and HIPDC

     In 2002, we entered into an Entrusted Management Agreement with Huaneng Group and HIPDC in relation to the management of their thermal power plants (the "2002 Entrusted Management Agreement"). Our services include, comprehensive planned management, annual planned management, power operation and sale management, production management of power plants, fuel management, construction management, financial management, human resources and labor wages management, comprehensive affairs management, shareholding management and reporting/co-ordination management. The 2002 Entrusted Management Agreement has a term of 5 years. Upon the expiry of such agreement, unless any party intends otherwise, it will continue to be operational. The 2002 Entrusted Management Agreement may also be terminated by, inter alia, (i) Huaneng Group and/or HIPDC giving 30 days notice to us or (ii) we giving 90 days notice to Huaneng Group and/or HIPDC. The entrusted power plants include 17 power plants currently managed by Huaneng Group with a total net installed capacity of 10,799 MW and 5 power plants currently managed by HIPDC with a total net installed capacity of 3,644 MW.

     By entering into the 2002 Entrusted Management Agreement, we will further accumulate management experience as a result of the expansion of our operation scale and set a precedent for large-scale and multi-entities entrusted management in the PRC. The 2002 Entrusted Management will also enable us to obtain direct knowledge of the development status of more power markets, thereby exploring new development opportunities.

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

     The costs in (i) will be adjusted annually in accordance with the 2002 Entrusted Management Agreement, which will be by reference to the inflation rate of the previous year as published by the State Statistic Department and the salary component of the service fee will be adjusted by the percentage increase approved by our board.

     The 2002 Entrusted Management Agreement has been disclosed to our shareholders in more details in the circular dated November 22, 2002 and has been approved by the independent shareholders.

     On April 11, 2005, we entered into another Entrusted Management Agreement with Huaneng Group regarding the management of Sichuan Hydropower that we acquired from Huaneng Group in January, 2005 (the "2005 Entrusted Management Agreement"). Under such agreement, we agreed to entrust Huaneng Group to manage certain affairs of Sichuan Hydropower. The Principal Term of such agreement is summarized below:

(1) Scope of the management services: planning management during the preliminary stage of the project, annual overall project management, power sales management, power plant operation management, construction management, personnel and labor wages management, administrative affairs management, legal affairs, supervisory work, corporate culture work, reporting/coordination management and management of other affairs.

         The Company has not entrusted to Huaneng Group other management matters including financial management, auditing and changes in shareholdings and assets of Sichuan Hydropower.

(2) Management fee for this entrustment: The Company shall pay a management fee to Huaneng Group in relation to the entrusted management services provided by Huaneng Group pursuant to the 2005 Entrusted Management Agreement. The management fee shall comprise the following three portions:

         (i)    Management costs, that is RMB1,936,100 each year;

         (ii) Risk premium, equivalent to 10% of the management costs, that is RMB193,600 each year; and

         (iii) profit, which means bonus or penalty payment not exceeding +/-15% of the management costs to be determined on an assessment of the operating results, that is not exceeding +/-RMB 290,400 each year.

              If the sum of the controllable generation capacity and equity participation capacity of Sichuan Hydropower does not exceed 1,098MW, the management fee shall not be adjusted. If the sum of the controllable generation capacity and equity participation capacity of Sichuan Hydropower exceeds 1,098MW, the management fees payable by the Company to Huaneng Group each month shall be adjusted according to the amount calculated as follows:

                                                                        Sum of the actual controllable
              Management fee                                            generation capacity and equity
              payable                       Management fee paid         participation capacity of Sichuan
              for the current month      =  for the previous month  X   Hydropower for the current month
                                                                        ---------------------------------
                                                                        Sum of the actual controllable
                                                                        generation capacity and equity
                                                                        participation capacity of
                                                                        Sichuan Hydropower for the
                                                                        previous month


              The Management fee shall be adjusted at once per any increase in staff remunerations as approved by the Management Party and shall also be adjusted at the beginning of every year according to the inflation rate of the previous year as published by the State Statistics Bureau. As agreed between the Company and New Energy Corporation, New Energy Corporation will bear 40% of the management fee.

(3) Performance assessment: The Company shall assess the management services of Huaneng Group according to but not limited to the following two main categories of performance assessment standards:
         (i) the extent of completion of annual targets (including but not limited to indices such as power generation and profit); and (ii) safe operation.

(4) Method of payment: The Company proposes to pay the management fee to Huaneng Group in cash. The portions of management costs and risk premium under the management fees shall be settled each month. The Company shall pay the management fee for the current month to Huaneng Group before the tenth day of each month. The profit portion (bonus or penalty payment) under the management fee shall be paid after the performance assessment of Huaneng Group but not later than 90 days after the end of each year.

(5) Conditions for becoming effective: The 2005 Entrusted Management Agreement shall become effective after approval and signing by Huaneng Group and the Company by way of appropriate procedures.

(6) Term of performance: Except otherwise agreed between the Company and Huaneng Group, the valid term of the 2005 Entrusted Management Agreement shall be one year. When the valid term of the 2005 Entrusted Management Agreement expires, such agreement shall continue to be effective if there is no disagreement between both parties to the agreement. This entrustment may be terminated: (i) due to default by the Company; (ii) due to default by Huaneng Group; (iii) upon 30 days' prior notice given by the Company to the or 90 days' prior notice given by Huaneng Group to the Company; or (iv) if the Company and/or Huaneng Group becomes bankrupt or insolvent.

C.       Interests of experts and counsel

     Not applicable.

ITEM 8        Financial Information

A.     Consolidated Statements and Other Financial Information

     See pages F-1 to F-69.

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

     Dividends may be paid only out of our distributable profits (less allocations to the statutory funds which generally range from 15% to 20% of our net income determined in accordance with PRC GAAP) and may be subject to any applicable PRC withholding tax. Our Articles of Association limit our distributable profits to the lower of the amount determined in accordance with PRC GAAP and IFRS. Subject to the above, we expect to carry a positive, balanced and stable dividend distribution policy.

     On March 16, 2004, the Board of Directors proposed a cash and stock dividend plan together with the conversion of additional paid-in capital and statutory surplus reserve fund to share capital. Under the plan, every 10 shares of the issued and outstanding common stock of the Company will be entitled to receiving RMB5.0 in cash and 10 shares of the Company's common stock. The proposed dividend plan was approved by our shareholders at our 2003 Annual General Meeting of Shareholders held on May 11, 2004, and the cash and stock dividend has been distributed to our shareholders.

     On March 15, 2005, the Company's Board of Directors proposed cash dividend of RMB0.25 per share for all the shares of the Company's issued and outstanding stock. This proposed cash dividend is subject to approval by our shareholders at our 2004 Annual General Meeting of Shareholders to be held on May 11, 2005.

B.       Significant Changes

     None.

ITEM 9        The Offer and Listing

Offer and listing details and markets


     The ADSs have been listed on the New York Stock Exchange since October 6, 1994. The table below sets forth, for the periods indicated, the high and low closing prices of the ADSs on the New York Stock Exchange.





                                                                                    Closing Price Per ADS
                                                                                 ----------------------------
                                                                                    High              Low
                                                                                 -----------       ----------
                                                                                   (US$)             (US$)
2000.......................................................................         18.94              7.00
2001.......................................................................         24.91             16.75
2002.......................................................................         35.82             23.06
2003.......................................................................         71.35             31.36
2004.......................................................................         86.91             27.30

2003   First Quarter.......................................................         38.43             31.36
       Second Quarter......................................................         46.60             34.75
       Third Quarter.......................................................         56.18             46.40
       Fourth Quarter......................................................         71.35             54.21

2004   First Quarter.......................................................         78.95             64.80
       Second Quarter......................................................         86.91             32.85
       Third Quarter.......................................................         35.80             27.30
       Fourth Quarter......................................................         32.90             29.00

2005   First Quarter.......................................................         31.24             27.33

2004   October.............................................................         32.90             29.00
       November............................................................         32.44             29.89
       December............................................................         31.79             29.83

2005   January.............................................................         29.30             27.33
       February............................................................         30.87             27.99
       March...............................................................         31.24             28.55

---------------
Source: Reuters

     Each ADS represents 40 Overseas Listed Foreign Shares. As of December 31, 2004, there were 121 registered holders of American Depositary Receipts evidencing ADS.

     On January 21, 1998, we listed our H shares on the Hong Kong Stock Exchange. On February 26, 1998, we placed 250 million H Shares Placement at the price of HK$4.40 per H share or US$22.73 per ADS. In May, 2004, we effected a two-for-one stock split by way of stock dividend for all our outstanding shares including H shares. The table below sets forth, for the periods indicated, the high and low closing prices of H shares on the Hong Kong Stock Exchange.

                                                  Closing Price Per H shares
                                                  --------------------------
                                                    High             Low
                                                  ---------       ----------
                                                   (HK$)            (HK$)

2000..........................................       3.77            1.27
2001..........................................       4.20            3.40
2002..........................................       6.95            4.53
2003..........................................      13.20            6.05
2004..........................................      13.45            6.05

2003     First Quarter........................       7.50            6.05
         Second Quarter.......................       8.90            6.60
         Third Quarter........................      11.20            8.90
         Fourth Quarter.......................      13.45           10.55

2004       First Quarter......................      15.50           12.50
         Second Quarter.......................      16.95            6.05
         Third Quarter........................       7.00            5.30
         Fourth Quarter.......................       6.40            5.60

2005     First Quarter........................       6.15            5.30

2004     October..............................       6.40            5.60
         November.............................       6.30            5.80
         December.............................       6.20            5.75

2005     January..............................       5.75            5.30
         February.............................       6.05            5.40
         March................................       6.15            5.65

________________
Source: Reuters

      As of December 31, 2004, there were 277 registered holders of H Shares.

ITEM 10  Additional Information

A.       Share Capital

     Not applicable.

B.       Memorandum and articles of association

     The information under the heading "Description of Capital Stock" in the Registration Statement on Form F-3 filed with SEC on December 25, 1997 is incorporated herewith by reference.

C.       Material Contracts

     See "Item 7. Major Shareholders and Related Party Transactions -- B. Related Party Transactions" for certain arrangements we have entered into with HIPDC and Huaneng Group.

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

     The following table sets forth the noon buying rates in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") for the periods indicated:


                                                                                 Noon Buying Rate
Period                                                 Period End      Average(1)         High           Low
                                                       ----------      ----------         ----          ------
                                                                      (expressed in RMB per US$)
2000...............................................           8.2774           8.2784        8.2799        8.2768
2001...............................................           8.2766           8.2770        8.2786        8.2676
2002...............................................           8.2800           8.2772        8.2780        8.2759
2003...............................................           8.2767           8.2772        8.2800        8.2769
2004...............................................           8.2765           8.2768        8.2774        8.2764
2004   October.....................................           8.2766           8.2765        8.2768        8.2765
       November....................................           8.2765           8.2765        8.2765        8.2764
       December....................................           8.2765           8.2765        8.2767        8.2765
2005   January.....................................           8.2765           8.2765        8.2765        8.2765
       February....................................           8.2765           8.2765        8.2765        8.2765
       March.......................................           8.2765           8.2765        8.2765        8.2765
_______________
Source: DataStream

Note:
(1)      Determined by averaging the rates on the last business day of each month during the respective periods.

E.       Taxation

     The following is a summary of (i) certain tax consequences from acquiring, owning and disposing the H Shares and ADSs based on tax laws of the PRC, the United States and the Income Tax Treaty between the PRC and the United States (the "Tax Treaty") as in effect on the date of this annual report, and is subject to changes in PRC or United States law, including changes that could have retroactive effect, and (ii) the principal PRC taxes to which we are subject to. The following summary does not take into account or discuss the tax laws of any countries or regions other than the PRC and the United States, nor does it take into account the individual circumstances of an investor. This summary does not purport to be a complete technical analysis or examination of all potential tax effects relevant to an investment in the H Shares or ADSs and current and prospective investors in all jurisdictions of the H Shares or ADSs are advised to consult their tax advisors as to PRC, United States or other tax consequences of the purchase, ownership and disposition of the H Shares or ADSs. This summary also does not purport to be a complete technical analysis or examination of all potential PRC taxes that may be levied upon us.

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

Capital Gains Tax on Sales of Shares

     The Tax Notice provides that a foreign enterprise not having an establishment in the PRC and selling or disposing of shares of a PRC corporation listed overseas will be exempted from PRC income tax on such capital gains. With respect to shareholders who are foreign individuals, whether or not resident in the PRC, the PRC's Individual Income Tax Law, which superseded the July 21, 1993 Notice with respect to this particular matter, provides that such capital gains realized by individuals will be taxable and authorizes the State Tax Bureau to promulgate implementing regulations. However, in April, 1994 the State Tax Bureau expressed its intention not to impose the tax for two years. In March, 1996, the Ministry of Finance and the State Tax Bureau jointly issued a notice stating that personal income tax shall not be collected on capital gains realized on the sales or dispositions of shares in 1996. The exemption was further renewed by a notice issued by SAT on March 30, 1998. There can be no assurance that such exemption will continue to be available. In the event that capital gains tax is imposed on gains from the sale or disposition of H Shares or ADSs, foreign holders would be subject to a 20% tax unless reduced by an applicable double-taxation treaty. It is arguable that pursuant to the terms of the Tax Treaty, gains derived from the alienation of H Shares or ADSs by a Foreign Holder that is a resident of the United States for purposes of the Tax Treaty should not be subject to PRC tax; provided that such foreign holder owns H Shares or ADSs which represent a participation of less than 25% in us. But this position is uncertain and the PRC authorities may take a different position. Further, the PRC has not, promulgated any rules or regulations that address the procedures that a Foreign Holder must follow in order to claim the benefits of the Tax Treaty. Accordingly, it is currently unclear how a Foreign Holder may claim the benefits of the Tax Treaty.

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

Stamp Tax

     Under the Provisional Regulations of The People's Republic of China Concerning Stamp Tax, which became effective in October, 1988, PRC stamp tax should not be imposed on the transfer of shares of PRC publicly traded companies (including H Shares or ADSs) effected outside China.

Taxation of the Company

     Income Tax. Pursuant to the Income Tax Law of the People's Republic of China concerning Foreign Invested Enterprises and Foreign Enterprises (the "EIT Law"), Sino-foreign joint stock companies are subject to a 30% state income tax plus 3% local income tax. In certain special zones, however, such tax rate may be reduced. In addition, manufacturing FIEs with an operating period of more than ten years enjoy a tax holiday of a two-year exemption and a three-year 50% reduction starting from the first profit-making year.

     We are a Sino-foreign joint stock company and enjoy the tax holiday described above. Pursuant to Document 327 (1989) of the PRC State Tax Bureau, the Dalian, Fuzhou, Nantong and Shangan Power Plants (excluding Shangan Power Plant Phase II) and Shantou Oil-Fired Power Plant, which previously belonged to HIPDC, were subject to income tax supervision by the local tax bureaus and were entitled to calculate each of their tax holidays separately. Following the Reorganization, we have continued to pay tax pursuant to the EIT Law, so these five Power Plants enjoyed the tax holidays available to them prior to the Reorganization. The tax holiday for each of these five Power Plants has expired. For new projects, including the Shantou Power Plant, each new plant will enjoy its own tax holiday to be calculated separately.

     For details of income tax information, please refer to Note 2 (q)(ii) to the Financial Statements.

     Value-added Tax. Since January 1, 1994, the government has implemented a turnover tax system applicable to FIEs. Under the turnover tax provisions, we have to collect from our electricity customers and pay to the PRC tax authorities a value-added tax ("VAT") on our sales. The tax rate on sales of electricity by us is 17% of total sales. The amount of VAT payable by us is the VAT on sales reduced by the VAT paid by us on our purchases of coal, fuel and other inputs.

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

US Holders

     For United States federal income tax purposes, a US Holder of an ADS will be treated as the owner of the proportionate interest of the H shares held by the depositary that is represented by an ADS and evidenced by such ADS. Accordingly, no gain or loss will be recognized upon the exchange of an ADS for the holders' proportionate interest in the H shares. A US Holder's tax basis in the withdrawn H shares will be the same as the tax basis in the ADS surrendered therefore, and the holding period in the withdrawn H shares will include the period during which the holder held the surrendered ADS.

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

Sale or Other Disposition of H shares or ADSs

     A US Holder will recognize capital gain or loss upon the sale or other disposition of H shares or ADSs in an amount equals to the difference between the amount realized upon the disposition and the US Holder's adjusted tax basis in such H shares or ADSs, as each is determined in US dollars. Any capital gain or loss will be long-term if the H shares or ADSs have been held for more than one year and will generally be United States source gain or loss. The claim of a deduction in respect of a capital loss, for United States federal income tax purposes, may be subject to limitations. Under the Tax Treaty, any such gain should be treated as foreign source income.

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

F.       Dividends and paying agents

     Not applicable.

G.       Statement by experts

     Not applicable.

H.       Documents on display

     We are subject to the information reporting requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and, in accordance with the Act, file certain reports and other information with the SEC. You may read and copy and report, statement or other information filed by us at the SEC's public reference rooms in Washington, D.C., New York and Chicago, Illinois. Please call the SEC at 1-800-0330 for further information on the public reference rooms. Our reports and other information filed with the SEC are also available to the public from commercial document retrieval services and the website maintained by the SEC at http://www.sec.gov.

I.       Subsidiary Information

     Not applicable.

J. Comparison of New York Stock Exchange Corporate Governance Rules and China Corporate Governance Rules For Listed Companies

     Under the amended Corporate Governance Rules of New York Stock Exchange
(NYSE), foreign issuers (including the Company) listed on the NYSE are required to disclose a summary of the significant differences between their domestic corporate governance rules and NYSE corporate governance rules that would apply to a U.S. domestic issuer. A summary of such differences is listed below:


                                                              Corporate   governance  rules  applicable  to  the
                                                              domestically listed
 NYSE corporate governance rules                              companies  in China and the  Company's  governance
                                                              practices
------------------------------------------------------------------------------------------------------------------

Director   Independence  A  listed  company  must  have  a    It is required in China that any listed company must
majority  of   independent   directors  on  its  board  of    establish  an  independent  director  system and set
directors.  No director qualifies as "independent"  unless    forth specific requirements for the qualification of
the board of directors  affirmatively  determines that the    independent  directors.  For example, an independent
director  has no  material  relationship  with the  listed    director  shall not hold any other  position  in the
company (either  directly or as a partner,  shareholder or    listed company other than being a director and shall
officer of an  organization  that has a relationship  with    not be  influenced by the main  shareholders  or the
the  company).  In addition,  a director must meet certain    controlling persons of the listed company, or by any
standards  to  be  deemed  independent.   For  example,  a    other  entities  or  persons  with  whom the  listed
director is not  independent  if the  director  is, or has    company has a significant relationship.  The Company
been  within  the last three  years,  an  employee  of the    has  complied  with the relevant  Chinese  corporate
listed  company,  or if the director has received,  during    governance rules and has implemented  internal rules
any twelve-month  period within the last three years, more    governing the independence and  responsibilities  of
than  US$100,000  in direct  compensation  from the listed    independent  directors.  The Company  determines the
company.                                                      independence of independent directors every year.

To  empower  non-management  directors  to serve as a more    No similar requirements.
effective   check  on   management,   the   non-management
directors  of each listed  company  must meet at regularly
scheduled executive sessions without management.

------------------------------------------------------------------------------------------------------------------

Nominating/Corporate Governance Committee
Listed   companies   must   have  a   nominating/corporate    The  board of  directors  of a listed  company  may,
governance  committee  composed  entirely  of  independent    through the resolution of the shareholders' meeting,
directors.                                                    establish a nominating  committee  composed entirely
                                                              of  directors,  of which the  independent  directors
                                                              shall be the majority and the convener.  The Company
                                                              has established a nominating committee.

The nominating/corporate  governance committee must have a    Relevant   responsibilities   of   the   nominating/
written  charter that addresses the  committee's  purposes    corporate  governance committee are similar to those
and  responsibilities  which,  at  minimum,  must  be  to:    stipulated   by  the  NYSE   rules,   but  the  main
search for  eligible  people  for the board of  directors,    responsibilities  do not  include the  research  and
select and nominate  directors for the next session of the    recommendation of corporate  governance  guidelines,
shareholders' annual meeting,  study and propose corporate    the  supervision  of the  evaluation of the board of
governance  guidelines,  supervise  the  evaluation of the    directors and management,  or the annual  evaluation
board  of  directors  and  management,  and  evaluate  the    of the committee.
performance of the committee every year.

------------------------------------------------------------------------------------------------------------------


NYSE corporate governance rules                               Corporate   governance   rules   applicable  to  the
                                                              domestically  listed  companies  in  China  and  the
                                                              Company's governance practices

------------------------------------------------------------------------------------------------------------------
Compensation Committee
Listed  companies  must  have  a  compensation   committee    The  board of  directors  of a listed  company  can,
composed entirely of independent directors.                   through the  resolution  of  shareholders'  meeting,
                                                              have  a  compensation   and   evaluation   committee
                                                              composed   entirely  of   directors,   of  whom  the
                                                              independent  directors  are the  majority and act as
                                                              the convener.

------------------------------------------------------------------------------------------------------------------

The written  charter of the  compensation  committee  must    The responsibilities are similar to those stipulated
state,    at   least,    the   following    purposes   and    by the NYSE rules, but the committee is not required
responsibilities:                                             to produce a report on the executive compensation or
                                                              make  an  annual   performance   evaluation  of  the
                                                              committee. The board of directors of the Company has
                                                              established a compensation and evaluation  committee
                                                              composed mainly of independent  directors who act as
                                                              the  convener,  and  the  committee  has  a  written
                                                              charter.

(1) review and approve the corporate goals associated with
    CEO's  compensation,  evaluate the  performance of the
    CEO in  fulfilling  these  goals,  and  based  on such
    evaluation    determine    and   approve   the   CEO's
    compensation level;

(2) make  recommendations  to the board  with  respect  to
    non-CEO    executive   officer    compensation,    and
    incentive-compensation and equity-based plans that are
    subject to board approval;

(3) produce a committee report on executive compensation as required by the SEC to be included in the annual proxy statement or annual report filed with the SEC.

The  charter  must also  include  the  requirement  for an
annual   performance   evaluation   of  the   compensation
committee.

------------------------------------------------------------------------------------------------------------------

Audit Committee
Listed   companies  must  have  an  audit  committee  that    The  board of  directors  of a listed  company  can,
satisfies the  requirements of Rule 10A-3 of Exchange Act.    through the resolution of the shareholders' meeting,
It must have a  minimum  of three  members,  and all audit    establish an audit  committee  composed  entirely of
committee   members  must  satisfy  the  requirements  for    directors,  of which the  independent  directors are
independence   set  forth  in  Section   303A.02  of  NYSE    the  majority  and  act as  the  convener,  and,  at
Corporate  Governance Rules as well as the requirements of    minimum,  one independent  director is an accounting
Rule 10A-3b (1) of the Exchange Act.                          professional.

The written  charter of the audit  committee  must specify    The  responsibilities  of the  audit  committee  are
that the purpose of the audit  committee  is to assist the    similar to those  stipulated by the NYSE rules,  but
board oversight of the integrity of financial  statements,    according to the domestic practices,  the company is
the  company's   compliance   with  legal  and  regulatory    not   required   to  make  an   annual   performance
requirements,    qualifications    and   independence   of    evaluation  of the  audit  committee,  and the audit
independent  auditors  and the  performance  of the listed    committee is not required to prepare an audit report
company's   internal   audit   function  and   independent    to  be  included  in  the  company's   annual  proxy
auditors.                                                     statement. The Board of Directors of the Company has
                                                              established   an  audit   committee  that  satisfies
                                                              relevant   domestic   requirements   and  the  audit
                                                              committee has a written charter.

The written charter must also require the audit committee to prepare an audit committee report as required by the SEC to be included in the listed company's annual proxy statement as well as an annual performance evaluation of the audit committee.



                                                              Corporate   governance  rules  applicable  to  the
                                                              domestically listed
 NYSE corporate governance rules                              companies  in China and the  Company's  governance
                                                              practices
------------------------------------------------------------------------------------------------------------------

Audit Committee (Continued)
Each listed company must have an internal audit department.   China has a similar regulatory  provision, and the
                                                              Company has an internal audit department.

Shareholders  must be  given  the  opportunity  to vote on    The relevant  regulations of China require the board
equity-compensation  plans and material revisions thereto,    of directors to propose  plans and types of director
except for employment  incentive plans, certain awards and    compensation  for  the   shareholders'   meeting  to
plans in the context of mergers and acquisitions.             approve. The compensation plan of executive officers
                                                              is subject to approval by the board and announced at
                                                              the  shareholders'  meeting  and  disclosed  to  the
                                                              public upon the approval of the board of directors.

Corporate  governance  guidelines
Listed   companies  must  adopt  and  disclose   corporate    CSRS has issued the Corporate Governance Rules, with
governance  guidelines,  involving director  qualification    which the Company has complied.
standards,  director  compensation,   director  continuing
education,  annual performance  evaluation of the board of
directors, etc.

Code of ethics for directors, officers and employees
Listed  companies  must  adopt  and  disclose  a  code  of    China does not have such  requirement for a code for
business  conduct and ethics for  directors,  officers and    ethics. But, the directors and officers must perform
employees,  and promptly  disclose any waivers of the code    their legal  responsibilities in accordance with the
for directors or executive officers.                          Company Law of PRC,  relative  requirements  of CSRS
                                                              and Mandatory Provisions to the Charter of Companies
                                                              Listed Overseas.

Each listed company CEO must certify to the NYSE each year    No similar requirements.
that  he or she  is not  aware  of  any  violation  by the
company of NYSE corporate governance listing standards and
he or she must promptly  notify the NYSE on writing of any
material  non-compliance with any applicable provisions of
Section 303A.



ITEM 11  Quantitative and Qualitative Disclosures About Market Risk

      We are exposed to market risk from changes in foreign currency exchange rates, interest rates and fuel prices.

     Foreign currency exchange rate risk exists with respect to (i) our indebtedness denominated in currencies other than Renminbi and (ii) our equipment purchase commitments. Fluctuations in exchange rates may lead to significant fluctuations in the exposure of our foreign currency denominated liabilities.

     We are subject to market rate risks due to fluctuations in interest rates, principally as a result of our indebtedness that bears interests at variable rates.

     We are also exposed to market rate risk due to fluctuations in fuel prices, mainly coal prices. For the year ended December 31, 2004, our total fuel costs were RMB15,068 million and the weighted average unit fuel cost was RMB139.4 per MWh.

     The following table provides information, by maturity date, regarding our foreign currency sensitive financial instruments, which consist of cash and cash equivalents, temporary cash investments, short-term and long-term debt obligations and capital commitments as of December 31, 2004.


(RMB expressed in millions, except interest rate)

                                                          As of December 31, 2004
                                    --------------------------------------------------------------------------
                                                                                              Total
                                                                                            recorded   Fair
                                                  Expected Maturity Date                      value    value
                                    ------------------------------------------------------  --------  --------
                                      2005     2006     2007     2008    2009   Thereafter
                                    -------  -------  -------  -------  ------  ----------

 On-balance sheet financial
 instruments
 Cash and cash equivalents:
    in US$                              10        -        -       -        -           -        10      10
    in RMB                           2,285        -        -       -        -           -     2,285   2,285
 Temporary cash investments:
    in RMB                              13        -        -       -        -           -        13      13
 Debts:
 Fixed rate bank and other loans
     (US$)                             827      812      794     794      794       1,868     5,889   6,033
 Average interest rate              6.182%   6.199%   6.209%  6.213%   6.221%      6.280%

 Fixed rate bank loans (Euro)           58       60       60      60       60         566       864     724
 Average interest rate                  2%       2%       2%      2%       2%          2%

 Variable rate bank and other
 loans   (US$)                          80       76       76      76       76         323       707     629
 Average interest rate              2.933%   2.926%   2.920%  2.913%   2.901%      2.868%

 Variable rate bank and other
 loans (Yen)                            19       19       19      19       19          28       123     103
 Average interest rate              5.800%   5.800%   5.800%  5.800%   5.800%      5.800%

 Capital commitments (in US$)          290      293       83      31        -           -       697     697
 Capital Commitments (Euro)            714       79        -       -        -           -       793     793

__________

(1) The interest rates for variable rate bank and other loans are calculated based on the year end indice.

     The following table provides information, by maturity dates, regarding our interest rate sensitive financial instruments, which consist of fixed and variable rate short-term and long-term debt obligations, as of December 31, 2004.


(RMB expressed in millions, except interest rate)

                                                          As of December 31, 2004
                                    --------------------------------------------------------------------------
                                                                                              Total
                                                                                            recorded   Fair
                                                  Expected Maturity Date                      value    value
                                    ------------------------------------------------------  --------  --------
                                      2005     2006     2007     2008    2009   Thereafter
                                    -------  -------  -------  -------  ------  ----------

Debts
Fixed rate bank and other
    loans                            9,543    1,377     2,239    2,235     3,008    6,165      24,567    24,234
Average interest rate               5.204%    5.294%    5.269%   5.235%    5.190%  4.892%

Variable rate bank and other
    loans                              99        95        95       95       95       552       1,031      911
Average interest rate               3.494%    3.489%    3.484%   3.477%   3.468%   3.516%


______________

(1) The interest rates for variable rate bank and other loans are calculated based on the year end indice.


ITEM 12    Description of Securities Other than Equity Securities

     Not applicable.

                                   PART II

ITEM 13  Defaults, Dividend Arrearages and Delinquencies

     None.

ITEM 14 Material Modifications to the Rights of Security Holders and Use of Proceeds

     None.

ITEM 15  Controls and Procedures

     Our principal executive officer and principal financial officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in the Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2004 (the "Evaluation Date"), and they have concluded that, based on their evaluation, our disclosure controls and procedures are effective as to ensure that material information required to be included in this annual report is made known to them by others on a timely basis. There has been no change in our internal control over financial reporting during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16  [Reserved]

ITEM 16A Audit Committee Financial Expert

     The Board of Directors has determined that Mr. Xia Donglin qualifies as an Audit Committee Financial Expert in accordance with the terms of Item 16.A of Form 20-F. See "Item 6 Directors, Senior Management and Employees -- A. Directors, members of the supervisory committee and senior management".

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

ITEM 16C Principal Accountant Fees and Services

     PricewaterhouseCoopers has served as our independent public auditors for each of the fiscal years in the two-year period ended December 31, 2004, for which audited consolidated financial statements appear in this annual report on Form 20-F.

     The following table shows information about fees paid by us to PricewaterhouseCoopers:


                                                  For the year ended
                                                     December 31,
                                        --------------------------------------
       (RMB millions)                          2004                2003
                                        ------------------  ------------------
       Audit fees                                15.2               13.8
       Audit-related fees                         5.2                1.8
       Tax fees                                   -                  -

       All other fees                             -                  -
                                        ------------------  ------------------
       Total                                     20.4               15.6
                                        ------------------  ------------------

     Audit Services are defined as the standard audit work that needs to be performed each year in order to issue an opinion on the consolidated financial statements of the Company and its subsidiaries. It also includes other audit services which are those services that only the external auditors reasonably can provide, such as auditing of non-recurring transactions and application of new accounting policies, audits of significant and newly implemented system controls and pre-issuance reviews of quarterly financial results.

     Audit Related Services include those other assurances and related services provided by auditors, but not restricted to those that can only reasonably be provided by the external auditors signing the auditors' report, that are reasonably related to the performance of the audit or review of the Company's financial statements such as acquisition due diligence, audits of pension and benefit plans, consultations concerning financial accounting and reporting standards.

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

Audit Committee Pre-approval Policies and Procedures

     The Audit Committee of the Company's Board of Directors is responsible, among other things, for the oversight of the external auditors subject to the requirements of the PRC Law and the Company's Articles of Association. The Audit Committee has adopted a policy regarding pre-approval of audit and permissible non-audit services to be provided by our independent auditors (the "Policy"). Under the Policy, proposed services either (i) may be pre-approved by the Audit Committee without consideration of specific case-by-case services ("general pre-approval"); or (ii) require the specific pre-approval of the Audit Committee ("specific pre-approval"). General approval applies to services of recurring and predictable nature. These types of services, once approved by the Audit Committee in the beginning, will not require further approval in future, except when actual fees and expenses exceed pre-approved budget levels. In such a case, the Audit Committee may authorize one of its members to approve budget increases subject to the requirement that such member provide a report on his decision to approve or deny an application for budget increases to the Audit Committee at an Audit Committee meeting held immediately after such member grants or denies the approval.

     Specific pre-approval applies to all other services. These services must be approved by the Audit Committee on a case-by-case basis after an application including proposed budget and scope of services to be provided by our independent auditors is submitted to the Audit Committee.

ITEM 16D Exemptions from the Listing Standards for Audit Committees

     Not applicable.

ITEM 16E Purchases of Equity Securities by the Issuer and Affiliated Purchasers

     Not applicable.

ITEM 17  Financial Statements

     See pages F-1 through F-69 incorporated by reference.

ITEM 18  Financial Statements

     Not applicable.

ITEM 19  Exhibits

     1.1 Amended Articles of Association of Huaneng Power International, Inc., incorporated by reference to Exhibit 1.1 of the Annual Report on Form 20-F for the year ended December 31, 2001 filed with the SEC.

     3.1   Shareholders'   Agreement  dated  May  31,  1994,  incorporated  by
           reference to Exhibit 9.1 of our Registration Statement on Form F-1, filed with the SEC on August 24, 1994.

     12.1 Certifications of Principal Executive Officer pursuant to Rule 13a-14(a) promulgated under the U.S. Securities Exchange Act of 1934.

     12.2 Certifications of Principal Financial Officer pursuant to Rule 13a-14(a) promulgated under the U.S. Securities Exchange Act of 1934.

     13.1 Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

                     THIS PAGE IS INTENTIONALLY LEFT BLANK

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF HUANENG POWER INTERNATIONAL, INC. (Incorporated in the People's Republic of China with limited liability)


We have audited the accompanying consolidated balance sheets of Huaneng Power International, Inc. (the "Company") and its subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, of cash flows and of changes in shareholders' equity for each of the three years in the period ended December 31, 2004. These financial statements set out on pages F-2 to F-7 are the responsibility of the management of Company and its subsidiaries. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly in all material respects, the financial position of the Company and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with International Financial Reporting Standards, as published by the International Accounting Standards Board.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 42 to the consolidated financial statements.




PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, March 15, 2005

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002


(Amounts expressed in thousands of RMB or US$, except per share data)

                                                             For the year ended December 31,
                                       ----------------------------------------------------------------------------
                               Note                  2004                        2003                 2002
                              -------  ---------------------------------   -----------------   --------------------
                                            RMB               US$                RMB                   RMB
Operating revenue, net                  30,118,278          3,639,011         23,388,237            18,474,469
                                       ---------------  ----------------   -----------------   --------------------

Operating expenses
    Fuel                               (15,068,188)        (1,820,599)        (9,025,013)           (6,916,038)
    Maintenance                             (807,689)         (97,588)          (921,561)             (607,951)
    Depreciation                        (4,706,992)          (568,718)        (4,117,478)           (3,533,609)
    Labor                                 (1,877,264)        (226,819)        (1,439,673)           (1,035,740)

    Service fees to HIPDC      7(a)       (133,609)           (16,143)          (214,723)             (263,716)

    Others                                (606,346)           (73,261)          (596,627)             (539,401)
                                       ---------------  ----------------   -----------------   --------------------

    Total operating expenses            (23,200,088)       (2,803,128)       (16,315,075)          (12,896,455)
                                       ---------------  ----------------   -----------------   --------------------

Profit from operations                   6,918,190            835,883          7,073,162             5,578,014
                                       ---------------  ----------------   -----------------   --------------------

    Interest income                         43,092              5,207             53,044                83,015
    Interest expense                        (663,424)         (80,158)          (569,148)             (561,875)
    Bank charges and
      exchange losses, net                  (119,452)         (14,433)           (28,181)              (31,405)
                                       ---------------  ----------------   -----------------   --------------------


    Total financial expenses              (739,784)           (89,384)          (544,285)             (510,265)
                                       ---------------  ----------------   -----------------   --------------------

Share of profit of associates   11         377,565             45,619            212,091               (11,145)

Investment income               13          22,542              2,724                  -                     -

(Loss) / Gain from disposal
   of investments                           (1,988)              (240)            10,705                 1,288


Other income, net               5           18,666              2,255             12,070                     -
                                       ---------------  ----------------   -----------------   --------------------

Profit before tax               6        6,595,191            796,857          6,763,743             5,057,892

Income tax expense              32      (1,014,262)          (122,547)        (1,149,441)             (980,854)
                                       ---------------  ----------------   -----------------   --------------------

Profit before minority
   interests                             5,580,929            674,310          5,614,302             4,077,038

Minority interests              33        (257,053)           (31,058)          (183,894)             (156,034)
                                       ---------------  ----------------   -----------------   --------------------

Net profit attributable to
   shareholders                          5,323,876            643,252          5,430,408             3,921,004
                                       ===============  ================   =================   ====================

Dividends paid and proposed     22       6,019,432            727,292          5,063,244             3,849,408
                                       ===============  ================   =================   ====================

Proposed dividend               22       3,013,846            364,145          3,013,836             2,049,408
                                       ===============  ================   =================   ====================

Proposed dividend per share
   (RMB)                        22            0.25                 0.03             0.25                  0.17
                                       ===============  ================   =================   ====================

Basic earnings per share
   (RMB)                        34            0.44                 0.05             0.45                  0.33
                                       ===============  ================   =================   ====================

Diluted earnings per share
   (RMB)                        34            0.44                 0.05             0.45                  0.33
                                       ===============  ================   =================   ====================

The accompanying notes is an integral part of these consolidated financial statements.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2004 AND 2003


(Amounts expressed in thousands of RMB or US$)

                                                                 As of December 31,
                                             ------------------------------------------------------
                                     Note                    2004                         2003
                                   --------  ------------------------------------------------------
                                                   RMB                US$                  RMB
   ASSETS
Non-current assets
Property, plant and equipment, net    10      57,780,410          6,981,261            42,658,365
Investments in associates             11       4,328,307            522,963             2,766,031
Available-for-sale investment         13         254,990             30,809               254,990
Land use rights                       14       1,546,026            186,797               831,026
Other non-current assets                         225,890             27,293               206,833
Deferred income tax assets            29          97,539             11,785                21,311
Goodwill                              15         376,726             45,518               298,876
Less: Negative goodwill               15      (1,483,670)          (179,263)           (1,730,949)
                                             --------------    ---------------       ---------------
          Total non-current assets            63,126,218          7,627,163            45,306,483
                                             --------------    ---------------       ---------------
Current assets
 Inventories, net                     16       1,431,404            172,948               800,281
 Other receivables and assets, net    17         723,316             87,394               259,421
 Accounts receivable                  18       4,973,103            600,870             2,804,026
Due from other related parties       7(g)         14,970              1,809                 5,862
 Restricted cash                                 202,688             24,490               159,961
 Temporary cash investments           19          12,641              1,527               144,996
Cash and cash equivalents            35(a)     2,295,531            277,355             4,128,648
                                             --------------    ---------------       ---------------
     Total current assets                      9,653,653          1,166,393             8,303,195
                                             --------------    ---------------       ---------------
     Total assets                             72,779,871          8,793,556             53,609,678
                                             ==============    ===============       ===============

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (CONT'D)
AS OF DECEMBER 31, 2004 AND 2003

(Amounts expressed in thousands of RMB or US$)

                                                                       As of December 31,
                                                        -------------------------------------------------
                                                Note                  2004                    2003
                                              --------  -------------------------------------------------
                                                                RMB              US$            RMB
EQUITY AND LIABILITIES

   8,500,000,000 (2003: 4,250,000,000)
     Domestic Shares, par value RMB1.00 each,
     in form of legal person shares               20        8,500,000         1,027,004       4,250,000
   500,000,000 (2003: 250,000,000) A shares,
     par value RMB1.00 each                       20          500,000            60,412         250,000
   3,055,383,440 (2003: 1,527,671,200)
     Overseas Listed Foreign Shares, par value
     RMB1.00 each                                 20        3,055,383           369,164       1,527,671
   Additional paid-in capital                     20        8,972,184         1,084,055      10,780,133
   Dedicated capital                            20, 21      4,065,970           491,267       4,328,423
   Equity component of convertible notes          20                -                 -             255

   Retained earnings
       Proposed dividend                          22        3,013,846           364,145       3,013,836
       Others                                               8,158,136           985,699       9,805,037
                                                         ---------------- ---------------  -------------

       Total shareholders' equity                          36,265,519         4,381,746      33,955,355
                                                         ---------------- ---------------  -------------

Minority interests                                33        3,266,393           394,659       1,155,197
                                                         ---------------- ---------------  -------------
Non-current liabilities

   Long-term loans from shareholders,
     unsecured                                    23           800,000           96,659               -
   Long-term bank loans, unsecured                24        14,854,471        1,794,777       8,305,320
   Other long-term loans, unsecured               25           300,818           36,346         848,284
   Deferred income tax liabilities                29           546,717           66,057         103,114
   Other non-current liability                                  13,000            1,571               -
                                                         ---------------- ---------------  -------------

       Total non-current liabilities                         16,515,006       1,995,410       9,256,718
                                                         ---------------- ---------------  -------------

Current liabilities
   Accounts payable and other liabilities         26         4,551,158          549,887       3,342,517
   Dividends payable to shareholders of the
    Company                                                      8,250              997               -
   Taxes payable                                  27           999,792          120,799         917,362
   Due to HIPDC                                  7(g)        1,258,799          152,093          87,508
   Due to other related parties                  7(g)           13,426            1,622          27,338
   Staff welfare and bonus payables                            259,291           31,329         220,896
   Short-term loans, unsecured                    28         8,099,000          978,554       1,600,000
   Current portion of long-term loans from
     shareholders, unsecured                      23                 -                -         420,380
   Current portion of long-term bank loans,
   unsecured                                      24         1,257,476          151,933       2,409,240
   Current portion of other long-term loans,
   unsecured                                      25           285,761           34,527         211,881
   Liability component of convertible notes                          -                -             935
   Other financial liabilities                    38                 -                -           4,351
                                                         ---------------- ---------------  -------------

       Total current liabilities                            16,732,953        2,021,741       9,242,408
                                                         ---------------- ---------------  -------------

       Total equity and liabilities                         72,779,871        8,793,556      53,609,678
                                                         ================ ==============================


The accompanying notes is an integral part of these consolidated financial statements.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Amounts expressed in thousands of RMB)

                                                                                         Equity
                                                                                      Component
                                     Additional                                              of
                              Share     Paid-in                                     Convertible     Retained
                            Capital     Capital           Dedicated Capital               Notes     Earnings     Total
                         ----------------------------------------------------------------------------------------------------
                                                    Statutory
                                                         and    Statutory
                                                discretionary      public
                                                      surplus     welfare
                                                 reserve fund       fund   Sub-total
Balance at January 1,
   2002                   6,000,000   10,137,732   1,896,270     762,742    2,659,012   510,506    8,986,280    28,293,530
Dividend relating to 2001
                                  -                        -           -            -         -   (1,800,000)   (1,800,000)
Net profit for the year
   ended December 31,
   2002                           -           -            -           -            -         -    3,921,004     3,921,004
Conversion of
   convertible notes to
   share capital (Note
   20)                          274        1,696           -           -            -      (444)           -         1,526
Redemption of
   convertible notes              -      465,415           -           -            -  (465,415)           -             -
Transfer from statutory
   public welfare fund
   to discretionary
   surplus reserve fund           -           -       15,398    (15,398)            -         -            -             -
Transfer to dedicated
   capital (Note 21)              -           -      408,235     306,176      714,411         -     (714,411)            -
                         ----------------------------------------------------------------------------------------------------
Balance at December 31,   6,000,274  10,604,843    2,319,903   1,053,520    3,373,423    44,647   10,392,873    30,416,060
   2002
Dividend relating to 2002         -           -            -           -            -         -   (2,049,408)   (2,049,408)
Net profit for the year
   ended December 31,
   2003                           -           -            -           -            -         -    5,430,408     5,430,408
Conversion of
   convertible notes to
   share capital (Note
   20)                       27,397     175,290            -           -            -   (44,392)           -       158,295
Transfer from statutory
   public welfare fund
   to discretionary
   surplus reserve fund           -           -        2,104     (2,104)            -         -            -             -
Transfer to dedicated
   capital (Note 21)              -           -      545,714     409,286      955,000         -     (955,000)            -
                         ----------------------------------------------------------------------------------------------------
Balance at December 31,   6,027,671  10,780,133    2,867,721   1,460,702    4,328,423       255   12,818,873    33,955,355
   2003
Dividend relating to 2003         -           -            -           -            -         -   (3,013,836)   (3,013,836)
Ordinary shares split
   (Note 20)              6,027,671  (1,808,301)  (1,205,534)          -   (1,205,534)        -   (3,013,836)            -
Net profit for the year
   ended December 31,
   2004                           -           -            -           -            -         -    5,323,876     5,323,876
Conversion of
   convertible notes to
   share capital and
   redemption of
   convertible notes
   (Note 20)                     41         352           (4)          -          (4)      (255)         (10)          124
Transfer from statutory
   public welfare fund
   to discretionary
   surplus reserve fund           -           -        1,600     (1,600)            -         -            -             -
Transfer to dedicated
   capital (Note 21)              -           -      538,906     404,179      943,085         -     (943,085)            -
                         ----------------------------------------------------------------------------------------------------
Balance at December 31,  12,055,383   8,972,184    2,202,689   1,863,281    4,065,970         -   11,171,982    36,265,519
   2004
                         ====================================================================================================

The accompanying notes is an integral part of these consolidated financial statements.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Amounts expressed in thousands of RMB or US$)

                                                             For the year ended December 31,
                                          ----------------------------------------------------------------------
                                  Note                 2004                       2003               2002
                                 -------  ----------------------------------------------------------------------
                                               RMB             US$                RMB                 RMB
CASH FLOWS FROM OPERATING
   ACTIVITIES
   Profit before tax                       6,595,191         796,857          6,763,743           5,057,892
   Adjustments to reconcile
     profit before tax to net
     cash provided by operating
     activities:
     Depreciation                          4,706,992         568,718          4,117,478           3,533,609
     Amortization of prepaid
       land use rights                        28,074           3,392             19,136              16,847
     Amortization of goodwill
       and negative goodwill                (205,277)        (24,802)          (222,108)           (246,128)
     Amortization of other
       non-current assets                     39,731           4,800             41,566              24,112
     (Reversal) / Provision for
       doubtful accounts                     (10,654)         (1,287)            12,567              15,826
     Provision for / (reversal)
       of inventory obsolescence               1,521             184               (751)               (945)
     Loss / (Gain) from disposals
       of investments                          1,988             240            (10,705)             (1,288)
     Investment income                       (22,542)         (2,724)                 -                   -
     (Gain) / Loss on disposals of
       property, plant and
       equipment, net                        (29,176)         (3,525)           138,726              31,980
     Unrealized exchange loss                 89,913          10,873              1,094               4,846
     Gain on interest rate swaps                (925)           (112)           (11,771)             (2,179)
     Share of profit of
     associates                             (377,565)        (45,619)          (212,091)             11,145
     Interest income                         (43,092)         (5,207)           (53,044)            (83,015)
     Interest expenses                       663,424          80,158            569,148             561,875
   Changes in working capital:
     Restricted cash                         (23,108)         (2,792)          (146,702)            (13,259)
     Accounts receivable                    (742,005)        (89,652)          (353,637)           (496,559)
     Due from other related
       parties                                (9,108)         (1,100)            (5,862)                  -
     Inventories, net                       (414,275)        (50,054)           159,419             (39,272)
     Other receivables and
       assets, net                          (206,873)        (24,995)           (65,900)             92,579
     Accounts payable and other
       liabilities                           243,524          29,424            226,584             279,019
     Taxes payable                             3,796             459            131,281              44,070
    Other non-current liability               13,000           1,571                  -                   -
     Due to HIPDC                            (53,263)         (6,435)           (12,967)             65,891
     Due to other related
       parties                               (13,912)         (1,681)            13,370              (3,225)
     Staff welfare and bonus
       payable                               (17,728)         (2,142)           (12,670)           (152,033)
   Interest paid                            (974,879)       (117,789)          (617,162)           (733,600)
   Income tax paid                        (1,123,966)       (135,802)          (989,635)           (984,047)
   Interest received                          43,895           5,304             54,182              95,577
                                          --------------  ---------------  -------------------  ----------------
         Net cash provided by
             operating activities          8,162,701         986,262          9,533,289           7,079,718
                                          --------------  ---------------  -------------------  ----------------

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS (CONT'D)
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Amounts expressed in thousands of RMB or US$)


                                                                        For the year ended December 31,
                                                      --------------------------------------------------------------------

                                              Note                  2004                      2003              2002
                                              ------  ---------------------------------  ---------------  ----------------
                                                      RMB                      US$       RMB              RMB
CASH FLOWS FROM INVESTING ACTIVITIES

   Purchase of property, plant and equipment           (9,877,553)       (1,193,446)       (3,606,704)      (1,552,580)

   Proceeds from disposals of property,
     plant and equipment                                   27,768             3,355             7,679           41,567

   Prepayments of land use right                         (154,754)          (18,698)          (16,508)         (41,630)

   Increase in other non-current assets                    (3,680)             (445)          (12,847)           3,412

   Decrease in temporary cash investments                 132,355            15,992         1,066,629        5,082,568

   Proceeds from disposal of investments                      548                66            80,704            2,390

   Cash consideration paid for
     available-for-investment                                   -                 -                 -         (254,990)

   Cash dividend received                                 172,542            20,847                 -             -

   Cash consideration paid for acquisitions     3      (4,575,000)         (552,770)       (2,940,000)      (2,759,435)

   Direct transaction costs paid for
     acquisitions                               3         (31,685)           (3,828)          (19,618)         (17,042)

   Cash inflow from the acquired power plants   3         659,174            79,644           215,585          569,841
                                                      ----------------  ---------------  ---------------  ----------------
         Net cash (used in) / provided by
            investing activities                      (13,650,285)       (1,649,283)       (5,225,080)      1,074,101
                                                      ----------------  ---------------  ---------------  ----------------

CASH FLOWS FROM FINANCING ACTIVITIES

   Drawdown of short-term loans, unsecured              8,724,000         1,054,069           769,000       120,000

   Repayments of short-term loans, unsecured           (2,940,313)         (355,260)         (450,000)      (190,000)

   Drawdown of long-term loans from
     shareholders, unsecured                              800,000            96,659                 -             -

   Repayments of long-term loans from
     shareholders, unsecured                           (1,504,827)         (181,819)         (388,988)       (15,565)

   Drawdown of long-term bank loans,
     unsecured                                          4,944,000           597,354         1,016,230        173,379

   Repayments of long-term bank loans,
     unsecured                                         (3,192,843)         (385,772)       (2,322,348)    (2,954,748)

   Drawdown of other long-term loans,
     unsecured                                                  -                 -           350,000              -

   Repayments of other long-term loans,
     unsecured                                           (679,062)          (82,047)          (36,060)      (283,683)

   Capital injection from minority
     shareholders of the subsidiaries                     677,034            81,802            77,632              -

   Dividend paid to shareholders of the
     Company                                           (3,005,586)         (363,147)       (2,049,408)    (1,800,000)

   Dividend paid to minority shareholders of
     the subsidiaries                                    (167,125)          (20,193)         (148,220)      (138,847)

   Redemption of convertible notes                           (811)              (98)                -     (2,234,790)
                                                      ----------------  ---------------  ---------------  ----------------
         Net cash provided by / (used in)
         financing activities                           3,654,467           441,548        (3,182,162)    (7,324,354)
                                                      ----------------  ---------------  ---------------  ----------------

NET (DECREASE) / INCREASE IN CASH AND CASH
   EQUIVALENTS                                         (1,833,117)         (221,473)        1,126,047        829,465

Cash and cash equivalents, beginning of year            4,128,648           498,828         3,002,601      2,173,136
                                                      ----------------  ---------------  ---------------  ----------------

CASH AND CASH EQUIVALENTS, END OF YEAR        35(a)     2,295,531           277,355         4,128,648      3,002,601
                                                      ================  ===============  ===============  ================

The accompanying notes is an integral part of these consolidated financial statements.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

1. COMPANY ORGANIZATION AND PRINCIPAL ACTIVITIES

       Huaneng Power International, Inc. (the "Company") was incorporated in the People's Republic of China (the "PRC") as a Sino-foreign joint stock limited company on June 30, 1994. As of December 31, 2004, the Company and its subsidiaries had 22,129 employees (2003: 17,886 employees; 2002: 15,222 employees).

       The Company and its subsidiaries are principally engaged in the generation and sale of electric power to the respective regional or provincial grid companies in the PRC.

       The parent company and ultimate parent company of the Company are Huaneng International Power Development Corporation ("HIPDC") and China Huaneng Group Corporation ("Huaneng Group"), respectively. Both companies are incorporated in the PRC.

2. ACCOUNTING POLICIES

       The principal accounting policies adopted in the preparation of these consolidated financial statements are set out below:

       (a)    Basis of preparation

              The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") and under the historical cost convention. This basis of accounting differs from that used in the preparation of the statutory financial statements of the Company and its subsidiaries ("PRC statutory financial statements"). The PRC statutory financial statements of the Company and its subsidiaries comprising the financial statements have been prepared in accordance with the relevant accounting principles and regulations applicable to the Company and its subsidiaries, as appropriate in the PRC. Appropriate adjustments have been made to the PRC statutory financial statements to conform with IFRS. Differences arising from the restatement have not been incorporated in the statutory accounting records of the Company and its subsidiaries.

              The consolidated financial statements are expressed in Renminbi ("RMB"), the national currency of the PRC. Solely for the convenience of the reader, the December 31, 2004 financial statements have been translated into United States dollars (US$) at the rate of US$1.00=RMB8.2765 announced by the People's Bank of China on December 31, 2004. No representation is made that Renminbi amounts could have been, or could be, converted into United Stated dollars at the rate on December 31, 2004, or at any other certain rate.

              The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of current event and actions, actual results ultimately may differ from those estimates.

              During 2004, a significant portion of the Company and its subsidiaries' funding requirements for capital expenditures were satisfied by short-term borrowings. Consequently, as of December 31, 2004, the Company and its subsidiaries have a negative working capital balance of approximately RMB7 billion. The Company and its subsidiaries have significant undrawn available banking facilities as disclosed in Note 35 and may refinance and/or restructure certain short-term loans into long-term loans and will also consider alternative sources of financing, where applicable. The directors of the Company and its subsidiaries are of the opinion that the Company and its subsidiaries will be able to meet its liabilities as and when they fall due within the next twelve months and have prepared these consolidated financial statements on a going concern basis.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

2. ACCOUNTING POLICIES (CONT'D)

     (a) Basis of preparation (Cont'd)

              The Company and its subsidiaries adopted IFRS 3 Business Combinations and International Accounting Standard ("IAS") 36 Impairment of Assets in relation to acquisitions with respective agreements dated on or after March 31, 2004 (Notes 2(f) & (g)). Goodwill arising from acquisition with the agreement date before March 31, 2004 is amortized using the straight-line method over their estimated useful lives and recognized in the income statement until December 31, 2004. In accordance with the provisions of IFRS 3, goodwill arising from acquisitions on or after March 31, 2004 is not amortized but instead is tested annually for impairment and carried at cost less accumulated impairment losses. There is no impact on opening retained earnings as of January 1, 2004 from the adoption of these standards.

     (b)      Consolidation

              (i) Subsidiaries

              Subsidiaries, which are those entities in which the Company has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies are consolidated.

              Subsidiaries are consolidated from the date on which control is transferred to the Company and are no longer consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued and liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the net assets of subsidiaries acquired is recorded as goodwill. See Note 2(f) for the accounting policy on goodwill. Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated; unrealized losses are also eliminated unless cost cannot be recovered. Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Company.

              In the Company's financial statements, investments in subsidiaries are accounted for using the equity method.

              (ii)  Associates

              Associates are entities over which the Company and its subsidiaries generally have between 20% and 50% of the voting rights, or over which the Company and its subsidiaries have significant influence, but which they do not control. Investments in associates are accounted for by the equity method of accounting. Under this method the Company's share of the post-acquisition profits or losses of associates is recognized in the income statement and its share of post-acquisition movements in reserves is recognized in reserves. The cumulative post-acquisition movements are adjusted against the cost of the investment. Unrealized gains on transactions between the Company and its subsidiaries and its associates are eliminated to the extent of the Company and its subsidiaries' interest in the associates; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The Company and its subsidiaries' investments in associates include goodwill (net of accumulated amortization) on acquisition. When the Company and its subsidiaries' share of losses in an associate equals or exceeds their interest in the associate, further losses are not recognised, unless the Company and its subsidiaries have incurred obligations or made payments on behalf of the associates.

              In the Company's financial statements, investments in associates are accounted for using the equity method.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

2. ACCOUNTING POLICIES (CONT'D)


     (c)      Foreign currency translation

              (i)  Measurement currency

              Items included in the financial statements of each entity in the Company and its subsidiaries are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity (the "measurement currency"). The consolidated financial statements are presented in Renminbi ("RMB"), which is the measurement currency of the Company and its subsidiaries.

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

     (d)      Property, plant and equipment, net

              Property, plant and equipment, net is stated at historical cost less accumulated depreciation and accumulated impairment loss. When assets are sold or retired, their cost and accumulated depreciation and accumulated impairment loss are eliminated from the accounts and any gain or loss resulting from their disposal is determined by comparing proceeds with the carrying amount and is included in the income statement.

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

              Depreciation is calculated on the straight-line method to write off the cost of each asset to their estimated residual values over their estimated useful lives as follows:

              Buildings                                         8-35 years
              Electric utility plant in service                 4-30 years
              Transportation facilities                         6-27 years
              Others                                          2.5-18 years

              The useful lives and depreciation methods are reviewed periodically to ensure that the methods and periods of depreciation are consistent with the expected pattern of economic benefits from items of property, plant and equipment.

              Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)


2. ACCOUNTING POLICIES (CONT'D)

   (d)        Property, plant and equipment, net (Cont'd)

              Construction-in-progress ("CIP") represents property, plant and equipment under construction and is stated at cost. This includes the costs of construction, plant and machinery and other direct costs. CIP is not depreciated until such time as the relevant asset is completed and ready for its intended use.

              Interest costs on borrowings to finance the construction of property, plant and equipment are capitalized, during the period of time that is required to complete and prepare the asset for its intended use. Other borrowing costs are expensed.

   (e)        Investments

              The Company and its subsidiaries classified its investments in debt and equity securities into the following categories: trading, held-to-maturity and available-for-sale. The classification is dependent on the purpose for which the investments were acquired. Management determines the classification of its investments at the time of the purchase and re-evaluates such designation on a regular basis. Investments that are acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading investments and included in current assets; for the purpose of these financial statements short-term is defined as 3 months. Investments with a fixed maturity that management has the intent and ability to hold to maturity are classified as held-to-maturity and are included in non-current assets, except for maturities within 12 months from the balance sheet date which are classified as current assets. Investments intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, are classified as available-for-sale; and are included in non-current assets unless management has the express intention of holding the investment for less than 12 months from the balance sheet date or unless they will need to be sold to raise operating capital, in which case they are included in current assets.

              Purchases and sales of investments are recognized on the trade date, which is the date that the Company and its subsidiaries commits to purchase or sell the investment. Cost of purchase includes transaction costs. Trading and available-for-sale investments are subsequently carried at fair value. Held-to-maturity investments are carried at amortized cost using the effective yield method. Realized and unrealized gains and losses arising from changes in the fair value of trading investments are included in the income statement in the period in which they arise. Unrealized gains and losses arising from changes in the fair value of securities classified as available-for-sale are recognized in equity. The fair values of investments are based on quoted bid prices or amounts derived from cash flow models. Fair values for unlisted equity securities are estimated using applicable price/earnings or price/cash flow ratios refined to reflect the specific circumstances of the issuer. Equity securities for which fair values cannot be measured reliably are recognized at cost less impairment. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the income statement as gains and losses from investment securities.

     (f) Goodwill and negative goodwill

              Goodwill represents the excess of the cost of an acquisition over the fair value of the Company's share of the net identifiable assets of the acquired subsidiary/associate at the date of acquisition. Goodwill on acquisition of associates is included in investments in associates. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. Goodwill arising from acquisitions dated before March 31, 2004 is amortized to the income statement using the straight-line method over its estimated useful life until December 31, 2004 and will be tested annually for impairment effective from January 1, 2005. Management determines the estimated useful life of goodwill based on the remaining weighted average useful lives of the identifiable acquired depreciable/amortizable assets of the respective business at the time of the acquisition. In accordance with the provisions of IFRS 3, goodwill arising from acquisitions on or after March 31, 2004 is not amortized but tested annually for impairment (see
              Note 2(g)) and carried at cost less accumulated impairment losses. Goodwill is allocated to cash-generating unit ("CGUs") for the purpose of impairment testing.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

2. ACCOUNTING POLICIES (CONT'D)

     (f)      Goodwill and negative goodwill (Cont'd)

              Negative goodwill represents the excess of the fair value of the Company's share of the net assets of the acquired subsidiary/associate over the cost of an acquisition. Negative goodwill arising from acquisitions dated before March 31, 2004 is amortized using the straight-line method over their estimated useful lives and recognized in the income statement until December 31, 2004 and will be derecognized on January 1, 2005, with a corresponding adjustment to retained earnings as of January 1, 2005. Management determines the estimated useful lives of negative goodwill based on the remaining weighted average useful lives of the identifiable acquired depreciable/amortizable assets of the respective business at the time of the acquisition. For negative goodwill arising from acquisitions dated on or after March 31, 2004, the Company reassesses the identification and measurement of the identifiable assets and liabilities and contingent liabilities and the measurement of the cost of the combination. Any excess of the fair value of the Company's share of net assets of the subsidiary / associate over the cost of the acquisition after that reassessment is recognized immediately in profit or loss.

     (g)      Impairment of assets

              Assets that have indefinite useful lives are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows.

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

     (i)      Receivables

              Receivables are carried at original invoice amount less provision made for impairment of these receivables. A provision for impairment of receivables is established when there is objective evidence that the Company and its subsidiaries will not be able to collect all amounts due according to the original terms of receivables.

     (j)      Temporary cash investments

              Temporary cash investments comprise cash invested in fixed-term deposits with original maturities ranging from more than 3 months to one year. Temporary cash investments are classified as held-to-maturity investments and are carried at amortized cost (see Note 2(e)).

     (k)      Cash and cash equivalents

              Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less.

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

              As the convertible notes were issued at par with a put option allowing the investors to redeem the notes at a premium for cash at 128.575% of the par value on May 21, 2002. The put option is accounted for as an embedded derivative and separated from the host contract. This embedded derivative is carried at fair value, with changes in fair value included in the income statement.

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

     (n)      Revenue and income recognition

              Revenue and income are recognized when it is probable that the economic benefits associated with the transaction will flow to the Company and its subsidiaries and the amount of the revenue and income can be measured reliably.

              (i) Operating revenue, net

              Net operating revenue represents amounts earned for electricity generated and transmitted to the respective regional or provincial grid companies (net of value added tax ("VAT") and amounts received in advance). Revenue is earned and recognized upon transmission of electricity to the power grid controlled and owned by the respective grid companies.

              (ii) Interest income

              Interest income from deposits in banks or other financial institutions is recognized on a time proportion basis that reflects the effective yield on the deposits.

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

2. ACCOUNTING POLICIES (CONT'D)

   (o)        Borrowing costs

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

   (p)        Operating leases

              Leases where a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the periods of the leases.

   (q)        Taxation

              (i) VAT

              Under the relevant PRC tax laws, the Company and its subsidiaries are subject to VAT. The Company and its subsidiaries are subject to output VAT levied at 17% of the Company's and its subsidiaries' operating revenue. The input VAT can be used to offset the output VAT levied on operating revenue to determine the net VAT payable. Because VAT is a tax on the customer and the Company and its subsidiaries collect such tax from the customers and pay such tax to the suppliers on behalf of the tax authority, the VAT has not been included in operating revenues or operating expenses.

              (ii) Income tax

              In accordance with the practice notes on the PRC income tax laws applicable to foreign investment enterprises investing in energy and transportation infrastructure businesses, the reduced income tax rate of 15% (after the approval of State Tax Bureau) is applicable across the country.

              All the power plants (except for Huaneng Dezhou Power Plant (the "Dezhou Power Plant"), Huaneng Jining Power Plant (the "Jining Power Plant"), Huaneng Changxing Power Plant (the "Changxing Power Plant"), Huaneng Shanghai Shidongkou I Power Plant (the "Shidongkou I Power Plant"), Huaneng Xindian Power Plant (the "Xindian Power Plant"), Huaneng Weihai Power Limited Liability Company (the "Weihai Power Company"), Suzhou Industrial Park Huaneng Power Limited Liability Company (the "Taicang Power Company"), Jiangsu Huaneng Huaiyin Power Limited Company ("the Huaiyin Power Company"), Shanxi Huaneng Yushe Power Limited Liability Company (the "Yushe Power company"), Henan Huaneng Qinbei Power Limited Company (the "Qinbei Power Company") and Huaneng Hunan Yueyang Power Generation Limited Liability Company (the "Yueyang Power Company") are exempted from income tax for two years starting from the first profit-making year, after offsetting all tax losses carried forward from the previous years (at most five years), followed by a 50% reduction of the applicable tax rate for the next three years ("tax holiday").

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

2. ACCOUNTING POLICIES (CONT'D)


   (q)        Taxation (Cont'd)

              (ii)  Income tax (Cont'd)

              The tax holiday of Huaneng Dalian Power Plant ( the "Dalian Power Plant"), Huaneng Dalian Power Plant Phase II ("the Dalian phase II"), Huaneng Shang'an Power Plant (the "Shang'an power plant"), Huaneng Nantong Power Plant (the "Nantong Power Plant"), Huaneng Fuzhou Power Plant (the "Fuzhou Power Plant"), Huaneng Shantou Oil-Fired Power Plant (the "Shantou Oil-Fired Power Plant"), Huaneng Shanghai Shidongkou Second Power Plant (the "Shidongkou II Power Plant"), Huaneng Nanjing Power Plant (the "Nanjing Power Plant") and Huaneng Shang'an Power Plant Phase II (the "Shang'an Phase II") had already expired prior to 2004. The tax holiday of Huaneng Nantong Power Plant Phase II (the "Nantong Phase II") and Huaneng Fuzhou Power Plant Phase II (the "Fuzhou Phase II") expired in 2004, the tax holiday of the Huaneng Shantou Coal-Fired Power Plant ("the Shantou Power Plant") will expire in 2005, the tax holiday of Huaneng Chongqing Luohuang Power Generation Limited Liability Company (the "Luohuang Power Company") will expire in 2007 and the tax holiday of Huaneng Jinggangshan Power Plant (the "Jinggangshan Power Plant") will expire in 2008.

              The statutory income tax is assessed on an individual power plant basis, based on each of their results of operations. The commencement dates of the tax holiday period of each power plant are individually determined. The statutory income tax rates applicable to the head office, Shandong branch and the operating power plants, after taking the effect of tax holidays into consideration, are summarized below:

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

2. ACCOUNTING POLICIES (CONT'D)


         (q)  Taxation (Cont'd)

              (ii) Income tax (Cont'd)
                                                         2004              2003           2002
                                               ---------------   ---------------   ------------

     Head Office                                        15.0%             15.0%          15.0%
     Dalian Power Plant                                 18.0%             18.0%          18.0%
     Dalian Phase II 1                                  15.0%              7.5%           7.5%
     Shang'an Power Plant                               18.0%             18.0%          18.0%
     Shang'an Phase II                                  18.0%              9.0%           9.0%
     Nantong Power Plant                                15.0%             15.0%          15.0%
     Nantong Phase II 2                                  7.5%              7.5%           7.5%
     Fuzhou Power Plant                                 15.0%             15.0%          15.0%
     Fuzhou Phase II 3                                   7.5%              7.5%           7.5%
     Shantou Oil-Fired Plant                            15.0%             15.0%          15.0%
     Shantou Power Plant 4                              10.0%             10.0%           7.5%
     Shidongkou II Power Plant                          16.5%             16.5%          16.5%
     Huaneng Dandong Power Plant (the
         "Dandong Power Plant") 5                           -                 -              -
     Nanjing Power Plant 6                              10.0%             10.0%          15.0%
     Shandong Branch                                    17.0%             17.0%          17.0%
     Dezhou Power Plant                                 17.0%             17.0%          17.0%
     Jining Power Plant                                 15.0%             15.0%          15.0%
     Changxing Power Plant                              16.5%             16.5%          16.5%
     Shidongkou I Power Plant                           18.0%             18.0%          33.0%
     Xindian Power Plant 7, 10                          15.0%             18.0%            N/A
     Huaneng Yingkou Power Plant (the
         "Yingkou Power Plant") 5, 10                       -               N/A            N/A
     Jinggangshan Power Plant 8, 10                         -               N/A            N/A
     Weihai Power Company                               33.0%             33.0%          33.0%
     Taicang Power Company                              33.0%             33.0%          33.0%
     Huaiyin Power Company                              33.0%             33.0%          33.0%
     Yushe Power Company10                              33.0%             33.0%            N/A
     Yueyang Power Company 10                           33.0%               N/A            N/A
     Luohuang Power Company 9, 10                           -               N/A            N/A
     Qinbei Power Company 10, 11                            -               N/A            N/A
                                               ===============   ===============   ============


              1 In accordance with Guo Shui Zhi Shui Han [2004] No. 12, the tax holiday of Dalian Phase II is determined separately from the Dalian Power Plant. The Dalian Phase II is entitled to a 50% reduction of the applicable tax rate from January 1, 2001 to December 31, 2003 and an exemption of local income tax of 3% from January 1, 1999 to December 31, 2008.

              2 In accordance with Su Guo Shui Han [2003] No. 248 and Tong Guo Shui Wai Zi [2003] No.1, the tax holiday of the Nantong Phase II is determined separately from the Nantong Power Plant. The Nantong Phase II is entitled to a 50% reduction of the applicable tax rate from January 1, 2002 to December 31, 2004.

              3 In accordance with Min Guo Shui Han [2003] No. 37, the tax holiday of the Fuzhou Phase II is determined separately from the Fuzhou Power Plant. The Fuzhou Phase II is entitled to a 50% reduction of the applicable tax rate from January 1, 2002 to December 31, 2004.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

2. ACCOUNTING POLICIES (CONT'D)

    (q)       Taxation (Cont'd)

              (ii) Income tax (Cont'd)

              4 In accordance with the approval from Shantou State Tax Bureau Shewai Branch dated January 16, 2003, the Shantou Power Plant is qualified as a foreign invested advanced technology enterprise and is, therefore, entitled to extend its tax holiday for three years from January 1, 2003 to December 31, 2005. The applicable tax rate during the extension is 10%.

              5 The tax holidays of Dandong Power Plant and Yingkou Power Plant have not commenced yet.

              6 In accordance with Ning Guo Shui Wai Zi [1997] No.39, the Nanjing Power Plant qualifies as a foreign invested advanced technology enterprise and is, therefore, entitled to extend its tax holiday for three years from January 1, 2002 to December 31, 2004. The applicable tax rate during the extension is 10%. Nanjing Power Plant is currently negotiating with the Jiangsu State Tax Bureau for a refund of the overpaid income tax for the year of 2002 and 2003.

              7 The Company acquired all of the assets and liabilities of the Xindian Power Plant on October 27, 2003 and the Xindian Power Plant became a branch of the Company. In accordance with Lin Guo Shui Han [2004] No.123, the Xindian Power Plant is entitled to preferential tax treatment applicable to Sino-foreign enterprises investing in energy industry at a reduced income tax rate of 15%.

              8 In accordance with Ji An Shi Guo Shui Zhong Qi Fa [2004] No. 20, the Jinggangshan Power Plant is entitled to a tax holiday from July 1, 2004 to December 31, 2008.

              9 In according with the approval from Chongqing State Tax Bureau Shewai Branch, the Luohuang Power Company is entitled to a tax holiday from January 1, 2003 to December 31, 2007.

              10   Not applicable in 2003 and / or 2002 as they were not
                   branches or subsidiaries of the   Company.

              11 Not applicable in 2003 as the Qinbei Power Company did not commence its commercial operations until November, 2004.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)


2.   ACCOUNTING POLICIES (CONT'D)

     (q)      Taxation (Cont'd)

              (ii) Income tax (Cont'd)

              The income tax charge is based on profit for the year and after considering deferred taxation.

              Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Currently enacted tax rates are used in the determination of deferred income tax. Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

     (r)      Employee benefits

              (i)  Pension obligations

              The Company and its subsidiaries have various defined contribution plans in accordance with the local conditions and practices in the provinces in which they operate.

              Under these defined contribution plans, the Company and its subsidiaries pay contributions to publicly administered pension insurance plans on a mandatory, contractual or voluntary basis. Once the contributions have been paid, the Company and its subsidiaries have no further payment obligations. The regular contributions constitute net periodic costs for the year in which they are due and as such are included in staff costs.

              (ii) Termination benefits

              Termination benefits are payable whenever an employee's employment is terminated before the normal retirement date or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Company and its subsidiaries recognizes termination benefits when it is demonstrably committed to either terminate the employment of current employees according to a detailed formal plan without possibility of withdrawal or to provide termination benefits as a result of an offer made to encourage voluntary redundancy which has been accepted. Benefits falling due more than 12 months after balance sheet date are discounted to present value.

    (s)       Related parties

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

2.   ACCOUNTING POLICIES (CONT'D)

     (t)      Financial instruments

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

     (u)      Contingencies

              Contingent liabilities are not recognized in the financial statements. They are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. A contingent asset is not recognized in the financial statement but disclosed when an inflow of economic benefits is probable.

    (v)       Dividends

              Dividends are recorded in the financial statements of the Company and its subsidiaries in the period in which they are approved by the shareholders of the Company and its subsidiaries.

    (w)       Comparatives

              A long-term loan of approximately RMB32 million have been reclassified from other long-term loan to long-term loan from shareholders in the consolidated balance sheet to confirm with the presentation in the current year.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

3.   ACQUISITIONS

     During 2004, 2003 and 2002, the Company acquired a number of power plants from the Huaneng Group, HIPDC as well as other parties. These acquisitions have been accounted for under the purchase method of accounting. These acquisitions became effective when, amongst other things, the Company obtained minority shareholders' approval, where applicable, and all necessary government approvals, and has paid the purchase consideration. The consideration for all of these acquisitions was in the form of cash.

     Details of these acquisitions are shown in the table below:

                                                        For the year ended December 31, 2004
                                 ------------------------------------------------------------------------------------
                                  Acquisition of subsidiaries and         Acquisition of         Acquisition of an
                                                                       subsidiaries and net
                                            net assets                        assets                 associate
                                 ---------------------------------  --------------------------- ---------------------
                                                                                                40% equity
                                  55% equity interest in the                                    interest in Hebei
                                  Yueyang Power Company, 60%                                    Hanfeng Power
                                  equity interest in the Luohuang                               Generation Limited
                                  Power Company and all of the      All of the assets and       Liability Company
                                  assets and liabilities of the     liabilities of the          (the "Hanfeng Power
     Equity interest acquired     Yingkou Power Plant*              Jinggangshan Power Plant*   Company") (Note 11)*
                                 ---------------------------------  --------------------------- ---------------------

     Original equity holder      HIPDC                              90% equity interest from    Huaneng Group
                                                                    Huaneng Group and 10%
                                                                    equity interest from
                                                                    Jiangxi Province
                                                                    Investment Company

     Effective date of
        acquisition              July 1, 2004                       July 1, 2004                July 1, 2004

     Consideration paid          RMB2,564 million                   RMB636 million              RMB1,375 million

     Direct transaction costs
        of acquisitions          RMB12 million                      RMB3 million                RMB7 million

     Fair value of net assets
        acquired                 RMB2,475 million                   RMB628 million              RMB1,089 million

     Goodwill                    RMB101 million                     RMB11 million               RMB293 million
                                 ================================== =========================== =====================

     The above acquisitions contributed net operating revenue of approximately RMB2,573 million and net profit of approximately RMB397 million to the Company and its subsidiaries for the period from July 1, 2004 to December 31, 2004. If the acquisitions had occurred on January 1, 2004, the unaudited net operating revenue of the Company and its subsidiaries would have been approximately RMB33 billion, and unaudited profit before allocations would have been approximately RMB6 billion.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

3.  ACQUISITIONS (CONT'D)

                                                            For the eyar ended December 31, 2003
                                             --------------------------------------------------------------------
                                              Acquisition of subsidiaries       Acquisition of an associate
                                                    and net assets
                                             ------------------------------  -----------------------------------
     Equity interest acquired                55% equity interest in the
                                             Qinbei Power Company, 60%
                                             equity interest in the Yushe     25% equity interest in Shenzhen
                                             Power Company and all of the     Energy Group Co., Ltd.s ("SEG")
                                             assets and liabilities of        enlarged share capital (Note 11)
                                             the Xindian Power Plant*
                                             ------------------------------  -----------------------------------

     Original equity holder                  Huaneng Group                   Shenzhen Investment Holding
                                                                             Corporation ("SIH") and SEG

     Effective date of acquisition           October 27, 2003                April 22, 2003

     Consideration paid                      RMB550 million                  RMB2,390 million

     Direct transaction costs of             R MB12 million                  RMB15 million
        acquisitions

     Fair value of net assets acquired       RMB374 million                  RMB1,585 million

     Goodwill                                RMB188 million                  RMB820 million
                                             ==============================  ===================================



HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

3. ACQUISITIONS (CONT'D)


                                                       For the year ended December 31, 2002
                               --------------------------------------------------------------------------------------
                               Acquisition of
                               subsidiaries, an
                               associate and net
                               assets                   Acquisition of additional equity interests in subsidiaries
                               --------------------    --------------------------------------------------------------
                               70% equity interest
                               in the Shidongkou I
                               Power Plant, 70%
                               equity interest in
                               the Taicang Power                            30% additional
                               Company, 44.16%                              equity interest
                               equity interest in                           in the
                               the Huaiyin Power                            Shidongkou I
                               Company and all of                           Power Plant and       19.48%
                               the assets and           25% additional      additional 5%         additional
                               liabilities of the       equity interest     equity interest       equity interest
    Equity interest            Changxing Power          in the Jinning      in the Taicang        in the Huaiyin
       acquired                Plant*                   Power Plant         Power Company         Power Company*
                               --------------------    ----------------     ----------------      ---------------

                                                        Shandong
                                                        Electricity                               Jiangsu Huaiyin
                                                        Power Group                               Investment
    Original equity holder     Huaneng Group            Corporation         Huaneng Group         Company ("JHIC")

    Effective date of                                                       December 31,          December 31,
       acquisition             July 1, 2002             June 18, 2002         2002                  2002

    Consideration paid         RMB2,050 million         RMB109 million      RMB415 million        RMB185 million

    Direct transaction
       costs of
       acquisitions            RMB18 million                   -            RMB4 million                  -

    Fair value of net
       assets acquired         RMB2,047 million         RMB106 million      RMB374 million        RMB109 million

    Goodwill                   RMB21 million            RMB3 million        RMB45 million         RMB76 million
                               =====================    =================   ==================    ==================

     Goodwill arising from the acquisitions in 2004, 2003 and 2002 is attributable to the high profitability of the acquired businesses and the significant synergies expected to arise after the Company's acquisitions of the branches, subsidiaries and associated companies stated above.

HUANENG POWER  INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

3. ACQUISITIONS (CONT'D)

      *   The aggregated assets and liabilities arising from these acquisitions in 2004, 2003 and 2002 were as follows:

                                                 2004                               2003                  2002
                                ----------------------------------------    ---------------------    ----------------
                                   Fair value            Acquirees'
                                                      carrying amounts           Fair value            Fair value
                                ------------------    ------------------    ---------------------    ----------------

    Property, plant and
        equipment, net               9,392,195            7,691,230               3,085,503             4,923,490
    Deferred income tax
        assets                          81,082               81,082                  19,603                     -
    Long-term investments in
       associates (Note 11)          1,400,239              967,244                       -                     -
    Other non-current
       assets                          752,418              219,106                  18,667               121,324
    Inventories                        218,118              218,118                  35,608               164,127
    Other current assets               114,084              114,084                  96,608                54,402
    Accounts receivable              1,348,007            1,348,007                  88,556               458,103
    Cash and cash
        equivalents                    659,174              659,174                 215,585               569,841
    Minority interest               (1,336,936)            (655,869)               (121,575)             (829,320)
    Long-term loans, unsecured      (4,700,696)          (4,700,696)             (1,706,104)           (2,039,735)

    Due to HIPDC                    (1,224,554)          (1,224,554)                      -                     -
    Due to Huaneng
        Group                                -                 -                    (13,968)                    -
    Deferred income tax
        liabilities                   (478,189)             (67,826)                      -              (109,568)
    Other current
        liabilities                 (1,739,219)          (1,739,219)             (1,344,842)           (1,156,534)
                                ------------------    ------------------    ---------------------    ----------------
    Net assets acquired              4,485,723            2,909,881                 373,641             2,156,130
                                                      ==================

    Add: Goodwill                      111,710                                      188,139                97,280
    Less: Direct transaction
       costs of acquisitions           (22,433)                                     (11,780)              (18,410)
                                ------------------                          ---------------------    ----------------

    Total consideration
        paid                         4,575,000                                      550,000             2,235,000

    Add: Direct transaction
       costs of acquisitions            22,433                                        2,528                17,042
    Less: Cash inflow from
       the acquired power
       plants                         (659,174)                                    (215,585)             (569,841)
                                ------------------                          ---------------------    ----------------

    Net cash outflow for the
        acquisitions                 3,938,259                                      336,943             1,682,201
                                ==================                          =====================    ================

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

4.   FINANCIAL RISK MANAGEMENT

(1)      Financial risk factors

         The Company and its subsidiaries' activities expose them to a variety of financial risks including the effects of changes in debt and equity market price, foreign currency exchange rates and interest rates. The Company and its subsidiaries' overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance of the Company and its subsidiaries. The Company and its subsidiaries use derivative financial instruments such as interest rate swaps to hedge certain risk exposures.

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

              The interest rates and terms of repayment of shareholder loans, bank loans, and other loans are disclosed in Notes 23, 24, 25 and 28.

         (b)  Foreign currency risk

              The Company and its subsidiaries have foreign currency risk as a significant portion of its long-term loans from shareholders, long-term bank loans and other long-term loans are denominated in foreign currencies, principally US dollar ("US$") and Euro, as described in Notes 23, 24(b), 24(c) and 25. When considered appropriate, the Company and its subsidiaries manage exposures arising from changes in exchange rate of Euro by entering into currency swap agreements. Fluctuation of exchange rates of RMB against foreign currencies could affect the Company and its subsidiaries' results of operation.

         (c)  Credit risk

              Significant portion of the Company and its subsidiaries' cash and cash equivalents and temporary cash investment maturing over 3 months are deposited with the four largest state-owned banks of the PRC and a non-bank financial institution in the PRC, which is a related party of the Company.

              Each power plant of the Company and its subsidiaries sells the electricity generated to its sole customer (the provincial or regional grid companies) in the province or region where the power plant is situated.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

4.   FINANCIAL RISK MANAGEMENT (CONT'D)

     (2) Fair value estimation


         The fair value of publicly traded derivatives and trading and available-for-sale securities is based on quoted market prices at the balance sheet date.

         In assessing the fair value of non-traded derivatives and other financial instruments, the Company and its subsidiaries use a variety of methods and make assumption that are based on market conditions existing at each balance sheet date. Quoted market prices or dealer quotes for similar instruments are used for long-term debts. Other techniques, such as estimated discounted cash flows, are used to determine fair values for the remaining financial instruments.

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

5.     OTHER INCOME, NET

         Pursuant to a management service agreement entered into with Huaneng Group and HIPDC, the Company has provided management services to certain power plants owned by Huaneng Group and HIPDC in return for a service fee. Net other income represented the management service fee income net of relevant expenses.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

6.   PROFIT BEFORE TAX

     Profit before tax was determined after charging and (crediting) the following:

                                                                                   2004             2003           2002
                                                                         ---------------    -------------   ------------

   Interest expenses on long-term bank loans, unsecured:
       -  wholly repayable within 5 years                                       370,461          104,012        155,987
       -  not wholly repayable within 5 years                                   521,654          422,809        415,181
    Interest expenses on long-term loans from shareholders, unsecured:
       -  wholly repayable within 5 years                                        16,551           22,053         29,622
       -  not wholly repayable within 5 years                                    36,586                -              -
   Interest expenses on other long-term loans, unsecured:
       -  wholly repayable within 5 years                                        37,083           57,493         29,619
       -  not wholly repayable within 5 years                                    12,692                -              -
   Interest expenses on convertible notes                                            26            3,248         47,904
                                                                         ---------------    -------------   ------------
                                                                                995,053          609,615        678,313
   Less: Amount capitalized in property, plant and equipment                   (331,629)         (40,467)      (116,438)
                                                                         ---------------    -------------   ------------
   Total interest expenses                                                      663,424          569,148        561,875

   Interest income                                                              (43,092)         (53,044)       (83,015)

   Bank charges and exchange losses, net                                        119,452           28,181         31,405

   Change in fair value on financial instruments:
       -   Gains of interest rate swaps                                            (925)         (11,771)        (2,179)

   Auditors' remuneration                                                        17,239           19,359         10,750

   (Gain) / Loss on disposals of property, plant and equipment, net             (29,176)         138,726         31,980

   Loss / (Gain) from disposals of investment                                     1,988          (10,705)        (1,288)

   Operating leases:
       -  Buildings                                                              30,067           25,985         27,566
       -  Land use rights                                                        40,272           44,100         42,293

   Depreciation of property, plant and equipment                              4,706,992        4,117,478      3,533,609

   Amortization of prepaid land use rights                                       28,074           19,136         16,847

   Amortization of other non-current assets                                      39,731           41,566         24,112

   Amortization of goodwill                                                      42,002           25,170          1,150

   Amortization of negative goodwill                                           (247,279)        (247,278)      (247,278)

   Cost of inventories                                                       15,302,929        9,222,583      7,100,336

   (Reversal of) / Provision for doubtful accounts                              (10,654)          12,567         15,826

   Provision for / (Reversal of) inventory obsolescence                           1,521             (751)          (945)

   Staff costs:
       -  Wages and staff welfare                                             1,249,836        1,020,444        698,862
       -  Retirement benefits (Note 8)                                          299,120          235,950        142,734
       -  Termination benefits                                                   18,546                -              -
       -  Staff housing benefits (Note 31)                                      100,751           72,163         78,612
       -  Other staff costs                                                     209,011          111,116        115,532
                                                                         ===============    =============   ============

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

7.   RELATED PARTY TRANSACTIONS

     The related parties of the Company and its subsidiaries include:

                   Name of related parties                                Nature of relationship
     ----------------------------------------------------    -------------------------------------------------

     Huaneng Group                                             Ultimate parent

     HIPDC                                                     Parent

     China Huaneng Finance Company ("Huaneng Finance")         A subsidiary of Huaneng Group

     Weihai Power Development Bureau ("WPDB")                  Minority shareholder of the Weihai Power
                                                                  Company

     Chongqing Construction and Investment Limited             Minority shareholder of the Luohuang Power
         Liability Company ("CCI")                                Company

     Henan Construction Investment Company ("Henan             Minority shareholder of the Qinbei Power
         Investment")                                             Company

     Jiangsu Electric Power Development Co., Ltd.              Minority shareholder of the Huaiyin Power
         ("JEPDC")                                                Company

     China Huaneng International Trade Economics               A subsidiary of Huaneng Group
         Corporation ("CHITEC")

     Shanghai Time Shipping Company Ltd. ("Time                A joint venture of Huaneng Group
         Shipping")

     Shandong Rizhao Power Company Ltd. (the "Rizhao           An associate of the Company
         Power Company")

     Chongqing Huaneng Shifen Company Limited (the             An associate of the Luohuang Power Company
         "Shifen Company ")

     Jiyuan Construction & Investment Company (the             Minority shareholder of the Qinbei Power
         "Jiyuan Investment")                                     Company

     Shanxi International Power (Group) Company Limited        Minority shareholder of the Yushe Power
         (the "Shanxi International")                             Company

     Hebei Huaneng Jingyuan Coal Company Limited  (the         A subsidiary of Huaneng Group
         "Huaneng Jingyuan")

a. Pursuant to the relevant service agreements entered into between the Company and HIPDC on June 30, 1994, HIPDC provides transmission services and transformer facilities to some of the power plants of the Company and receives service fees. The agreements cover a period of 10 years. The total amount of service fees paid to HIPDC for the year ended December 31, 2004 was approximately RMB134 million (2003: approximately RMB215 million; 2002: approximately RMB264 million) and was included in operating expenses.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

7.   RELATED PARTY TRANSACTIONS (CONT'D)

     b. Pursuant to a leasing agreement entered into amongst the Company, HIPDC and Nanjing Investment Company, the land use rights of the Nanjing Power Plant is leased to the Company for 50 years with an annual rental payment of approximately RMB1.3 million, starting from January 1, 1999.

     c. As of December 31, 2004, current deposits of approximately RMB1,363 million (2003: approximately RMB2,792 million) were placed with a non-bank PRC financial institution, Huaneng Finance.

         As of December 31, 2004, the interest rate per annum of the current deposits placed with Huaneng Finance ranged from 0.72% to 1.44% (2003:
         0.72% to 1.44%; 2002: current deposits: 0.72% to 1.44%; fixed deposits: 1.71%) per annum. The interest earned from these deposits amounted to approximately RMB9 million in 2004 (2003: approximately RMB14 million; 2002: approximately RMB52 million).

     d. Pursuant to the leasing agreement between the Company and HIPDC, HIPDC agreed to lease its office building to the Company for 5 years at an annual rental of RMB25 million effective from January 1, 2000.

     e. As described in Notes 23 and 25, certain loans of the Company and its subsidiaries were borrowed from Huaneng Group, CCI, WPDB and JEPDC.

     f. As of December 31, 2004, short-term loans amounting to approximately RMB3,694 million (2003: approximately RMB1,130 million) were borrowed from Huaneng Finance, which bore interest at 4.54% to 5.02% (2003:
         4.78% to 5.05%; 2002: 5.56%) per annum.

     g. As of December 31, 2004 and 2003, the balances with HIPDC and other related parties are unsecured, non-interest bearing and receivable or repayable within one year.

     h. As of December 31, 2004, long-term bank loans of approximately RMB3,937 million, RMB3,798 million, RMB100 million, RMB200 million, RMB545 million and RMB125 million (2003: approximately RMB4,648 million, RMB1,096 million, RMB280 million, RMB34 million, nil and nil) were guaranteed by HIPDC, Huaneng Group, WPDB, Henan Investment, the Shanxi International and the Jiyuan Investment, respectively.

     i. As of December 31, 2004, the Company had provided guarantees on certain long-term bank loans of the Rizhao Power Company totaling approximately RMB305 million (2003: approximately RMB339 million).

     j. During the years ended December 31, 2004 and 2003, the Company entered into several agreements with Huaneng Group and HIPDC to acquire equity interests or net assets of certain power plants (see Note 3).

     k. On November 6, 2002, the Company entered into a management service agreement with Huaneng Group and HIPDC. Pursuant to which, the Company provides management services to certain power plants owned by Huaneng Group and HIPDC for 5 years. For the year ended December 31, 2004, the service fee earned from Huaneng Group and HIPDC amounted to approximately RMB46 million and RMB12 million (2003: approximately RMB33 million and RMB17 million; 2002: nil and nil), respectively. The Company incurred total costs of services of approximately RMB39 million (2003: approximately RMB38 million; 2002: nil), and recorded the management service fee, net of relevant expenses, as other income.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

7.    RELATED PARTY TRANSACTIONS (CONT'D)

     l. For the year ended December 31, 2004, the Company and its subsidiaries paid approximately RMB215 million for coal purchased from CHITEC (2003: approximately RMB145 million; 2002: nil).

     m. For the year ended December 31, 2004, the Company and its subsidiaries paid approximately RMB563 million for the fuel purchased and transportation services received from Time Shipping (2003: approximately RMB457 million; 2002: approximately RMB301 million).

     n. For the year ended December 31, 2004, the Company and its subsidiaries paid approximately RMB26 million for lime purchased from the Shifen Company (2003 and 2002: N/A).

     o. For the year ended December 31, 2004, the Company and its subsidiaries paid approximately RMB16 million for coal purchased from Huaneng Jingyuan (2003 and 2002: nil).

     p. As of December 31, 2004, HIPDC had provided guarantees on the equity portion of certain accounts receivable balances of the Company and its subsidiaries totaling approximately RMB360 million (2003: nil) (see
         Note 18).

8.   RETIREMENT PLAN AND POST-RETIREMENT BENEFITS

     All PRC employees of the Company and its subsidiaries are entitled to a monthly pension on their retirement dates. The PRC government is responsible for the pension liability to these employees on retirement. The Company and its subsidiaries are required to make contributions to the state-sponsored retirement plan at a specified rate, currently set at 18% to 20%, of the basic salary of the PRC employees. The retirement plan contributions paid by the Company and its subsidiaries for the year ended December 31, 2004 were approximately RMB167 million (2003: approximately RMB132 million; 2002: approximately RMB89 million).

     In addition, the Company and its subsidiaries have implemented a supplementary defined contribution retirement scheme. Under this scheme, the employees are required to make a specified contribution based on the number of years of service with the Company and its subsidiaries, and the Company and its subsidiaries are required to make a contribution equal to two to three times the employees' contributions. The employees will receive the total contributions upon their retirement. The contributions paid by the Company and its subsidiaries for the year ended December 31, 2004 totaled approximately RMB132 million (2003: approximately RMB111 million; 2002: approximately RMB80 million).

     The Company and its subsidiaries have no further obligation for post-retirement benefits beyond the above annual contributions made.

>


HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

9.  DIRECTORS', SENIOR MANAGEMENTS' AND SUPERVISORS' EMOLUMENTS

    (a)  Directors' and supervisors' emoluments

         The aggregate amounts of emoluments payable to directors and supervisors of the Company during the year are as follows:

                                                                         2004                  2003             2002
                                                               ---------------    ------------------    -------------

         Fees for directors                                                 -                     -                -
         Fees for independent non-executive directors                     300                     -                -
         Fees for supervisors                                               -                     -                -
         Other emoluments for directors
             Basic salaries and allowances                                674                 1,452            1,563
             Discretionary bonuses                                        889                   264            1,027
             Contributions to pension schemes for
               directors (and past directors):
               - as directors                                               -                     -                -
               - for other offices                                          -                    42              263
         Other emoluments for independent non-executive
         directors:
           Basic salaries and allowances                                    -                     -                -
           Discretionary bonuses                                            -                     -                -
           Contributions to pension schemes for directors
             (and past directors):
               - as directors                                               -                     -                -
               - for other offices                                          -                     -                -
         Other emoluments for supervisors
            Basic salaries and allowances                                 223                   850              576
            Discretionary bonuses                                         277                     -                -
           Contributions to pension schemes for supervisors
           (and past supervisors):
               - as supervisors                                             -                     -                -
               - for other offices                                          -                     -                -
                                                               ---------------    ------------------    -------------
                                                                        2,363                 2,608            3,429
                                                               ===============    ==================    =============


         During the year, no option was granted to the directors or the supervisors (2003 and 2002: nil).

         During the year, no emolument was paid to the directors or the supervisors (including the five highest paid employees) as an inducement to join or upon joining the Company or as compensation for loss of office (2003 and 2002: nil).

         The annual emoluments paid during the years 2002, 2003 and 2004 to each of the directors and the supervisors fell within the range of nil to RMB1 million.

         No director or supervisors had waived or agreed to waive any emoluments during the years 2002, 2003 and 2004.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

9. DIRECTORS', SENIOR MANAGEMENTS' AND SUPERVISORS' EMOLUMENTS (CONT'D)

     (b) Five highest paid individuals

         For the year ended December 31, 2004, two of the five individuals, whose emoluments were the highest in the Company and its subsidiaries, were directors (2003: none of the five individuals, whose emoluments were the highest in the Company and its subsidiaries, were directors or supervisors; 2002: all of the five individuals were directors). The emoluments payable to the five highest paid individuals during the year are as follows:


                                                               2004                2003                2002
                                                          ----------------    ---------------     -------------

         Basic salaries and allowances                        1,455                 516                 477
         Discretionary bonuses                                1,977               1,835               1,034
         Contributions to pension schemes                       372                 192                 282
                                                          ----------------    ---------------     -------------
                                                              3,804               2,543               1,793
                                                          ================    ===============     =============

         The annual emoluments paid during the years 2002, 2003 and 2004 to each of the five highest paid individuals fell within the range of nil to RMB1 million.

10. PROPERTY, PLANT AND EQUIPMENT, NET

      Property, plant and equipment, net comprised:

                                                            2004                                         2003
                         ---------------------------------------------------------------------------- ------------
                                      Electric
                                      Utility
                                      Plant in    Transportation              Construction
                           Buildings   Service      Facilities     Others     -in-progress   Total       Total
                                      ----------- -------------- ----------- ------------ ----------- ------------

Cost

Beginning of year          1,356,782  55,015,630        604,068   1,294,891    4,190,164  62,461,535   57,052,734
Reclassifications            (18,668)    209,690       (205,053)     14,031            -           -            -
Acquisition (Note 3)         259,253   8,372,033            444     217,547      542,918   9,392,195    3,085,503
Additions                     10,726      20,291          2,840      66,318   10,352,279  10,452,454    2,733,279
Transfer from CIP            435,766   5,537,895         12,755      72,371   (6,058,787)          -            -
Disposals                       (788)    (88,145)        (1,800)    (14,029)           -   (104,762)     (409,981)
                         ------------ ----------- -------------- ----------- ------------ ----------- ------------

End of year                2,043,071  69,067,394        413,254   1,651,129    9,026,574  82,201,422   62,461,535
                         ------------ ----------- -------------- ----------- ------------ ----------- ------------

Accumulated Depreciation

Beginning of year            332,300  18,776,233        145,094     549,543            -  19,803,170   15,949,266
Reclassifications            (5,566)      72,770        (62,903)     (4,301)           -           -            -
Charge for the year           75,004   4,421,906         30,469     187,145            -   4,714,524    4,117,478
Disposals                       (171)    (85,073)        (1,787)     (9,651)           -     (96,682)    (263,574)
                         ------------ ----------- -------------- ----------- ------------ ----------- ------------

End of year                  401,567  23,185,836        110,873     722,736            -  24,421,012   19,803,170
                         ------------ ----------- -------------- ----------- ------------ ----------- ------------

Net Book Value

End of year                1,641,504  45,881,558        302,381     928,393    9,026,574  57,780,410   42,658,365
                         ============ =========== ============== =========== ============ =========== ============

Beginning of year          1,024,482  36,239,397        458,974     745,348    4,190,164  42,658,365   41,103,468
                         ============ =========== ============== =========== ============ =========== ============

         Borrowing costs capitalized to CIP for the year ended December 31, 2004 amounted to approximately RMB332 million (2003: approximately RMB40 million; 2002: approximately RMB116 million). An average capitalization rate of 4.38% (2003: 5.06%; 2002: 5.25%) per annum was used, representing the average borrowing cost of the loans used to finance the project.

         There was no write-down of any property, plant and equipment during the year (2003 and 2002: nil).

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

11. INVESTMENTS IN ASSOCIATES


                                                                                   2004                 2003
                                                                        ----------------    -----------------

    Beginning of year                                                         2,766,031              200,960
    Acquisition of 25% equity interest of SEG (Note 3)                                -            2,404,562
    Acquisition of 40% equity interest of the Hanfeng Power
        Company (Note 3)                                                      1,382,210                    -
    Acquisition of 25% equity interest of the Shifen Company
        (Note 3)                                                                 18,029                    -
    Share of profit before tax                                                  377,565              212,091
    Share of income tax expense (Note 32)                                       (65,528)             (51,582)
    Share of dividends                                                         (150,000)                    -
                                                                        ----------------    -----------------

    End of year                                                               4,328,307            2,766,031
                                                                        ================    =================

         The share of profit before tax included the amortization charge of goodwill of approximately RMB82 million (2003: approximately RMB55 million; 2002: nil) in respect of the acquisition of an associate. Investment in associates at December 31, 2004 included goodwill with a carrying amount of approximately RMB976 million (2003: approximately RMB765 million).

     As at December 31, 2004, details of the Company's investment in associates are as follows:


                                                                Percentage of        Registered and
                              Country and date of                      equity                 fully   Principal
                Name             incorporation                  interest held          paid capital  activities
     ----------------------   ------------------------  -----------------------  ------------------- ----------------
                                                           Direct    Indirect
                                                        ----------- ----------

     Rizhao Power Company        PRC                      25.5%          -           US$150,000,000  Power
                                 March 20, 1996                                                      generation

     SEG                         PRC                        25%          -           RMB955,555,556  Power
                                 July 16, 1997                                                       generation

     Hanfeng Power Company       PRC                        40%          -         RMB1,975,000,000  Power
                                 October 28,1996                                                     generation

     Shifen Company              PRC                          -        25%            RMB50,000,000  Lime
                                 November 5, 1996                                                    production and
                                                                                                     sale

     There were no changes in the interests held in the Rizhao Power Company and SEG in 2004. The Company acquired 40% equity interest of the Hanfeng Power Company in 2004 and an indirect interest of 25% of the Shifen Company through the acquisition of the 60% equity interest in the Luohuang Power Company in the current year (see Note 3).

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

12. INVESTMENTS IN SUBSIDIARIES

     As of December 31, 2004, the Company had equity interests in the following subsidiaries:

     Name of subsidiaries          Country, date of             Percentage of              Registered
                                   incorporation and type of    equity interest             and fully       Principal
                                   legal entity                 held                       paid capital     Activities
     ----------------------------- ------------------------------------------------- -------------------------------------
                                                                 Direct    Indirect
                                                               ---------- ---------

     Weihai Power Company           PRC                              60%         -            RMB761,838,300  Power
                                    November 22, 1993 Limited                                                 generation
                                    liability company

     Taicang Power Company          PRC                              75%         -            RMB632,840,000  Power
                                    June 19, 1997                                                             generation
                                    Limited liability company

     Huaneng Taicang Power Co.,     PRC                              75%         -     Registered capital of  Power
        Ltd. (the "Taicang II       June 18, 2004                                             RMB894,410,000  generation
        Power Company")             Limited liability company                             with total paid-in
                                                                                                  capital of
                                                                                              RMB447,210,000

     Huaiyin Power Company          PRC                              63.64%      -            RMB265,000,000  Power
                                    January 26, 1995                                                          generation
                                    Limited liability company

     Jiangsu Huaneng Huaiyin II     PRC                              63.64%      -            RMB474,000,000  Power
        Power Limited Company       June 22, 2004                                                             generation
        (the "Huaiyin II Power      Limited liability company
        Company")

     Qinbei Power Company           PRC                              55%         -             RMB10,000,000  Power
                                    July 12, 1995                                                             generation
                                    Limited liability company

     Yushe Power Company            PRC                              60%         -             RMB80,000,000  Power
                                    November 29, 1994                                                         generation
                                    Limited liability company

     Shanxi Huaneng Yushe           PRC                               -         95%             RMB3,000,000  Logistic
        Yuanheng Power Industry     September 17, 2002                                                        services
        Limited Liability Company   Limited liability company

     Shandong Huaneng Xindian      PRC                              95%         -            RMB100,000,000   Power
        Power Co., Ltd. (the        March 14, 2004                                                            generation
        "Xindian II Power           Limited liability company
        Company")

     Yueyang Power Company         PRC                               55%         -            RMB560,000,000  Power
                                   December 16, 2003                                                          generation
                                   Limited liability company

     Luohuang Power Company        PRC                               60%         -            RMB900,000,000  Power
                                   December 16, 2003                                                          generation
                                   Limited liability company


HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

12. INVESTMENTS IN SUBSIDIARIES (CONT'D)

    Summarized financial information of the Yueyang Power Company and the Luohuang Power Company acquired in 2004 (2003: the Qinbei Power Company and the Yushe Power Company; 2002: the Taicang Power Company and the Huaiyin Power Company) is as follows:


                                                                 As of December 31,
                                        ---------------------------------------------------------------------
                                                 2004                    2003                   2002
                                        ------------------------ ---------------------   --------------------

     Balance sheet
     Current assets                                 2,087,010               323,032                576,600
     Non-current assets                             6,715,295             2,739,414              2,993,917
                                        ------------------------ ---------------------   --------------------
     Total assets                                   8,802,305             3,062,446              3,570,517
                                        ======================== =====================   ====================

     Current liabilities                            2,074,894             1,073,960                462,326
     Non-current liabilities                        3,062,157             1,641,484              1,497,529
                                        ------------------------ ---------------------   --------------------
     Total liabilities                              5,137,051             2,715,444              1,959,855
                                        ======================== =====================   ====================

                                            For the period from the effective date of the acquisition to
                                                                    December 31,
                                        ---------------------------------------------------------------------
                                                 2004                    2003                   2002
                                        ------------------------  --------------------   --------------------

     Income statement
     Revenue                                       1,463,127                 57,348             1,559,287
     Expenses                                     (1,280,712)               (54,282)           (1,334,383)
                                        ------------------------  --------------------   --------------------
     Net profit                                      182,415                  3,066               224,904
                                        ========================  ====================   ====================


13. AVAILABLE-FOR-SALE INVESTMENT

    Available-for sale investment represents a 3% equity interest (unlisted) in a power generation company China Yangtze Power Co., Ltd. ("Yangtze Power") in the PRC.

    There was no disposal of available-for-sale investment in 2004 and 2003.

14.  LAND USE RIGHTS

     Details of the prepaid land use rights are as follows:

                                                                   2004                  2003
                                                           ---------------------  --------------------

Outside Hong Kong, held on:
Leases of over 50 years                                                10,539                 3,022
Leases of between 10 to 50 years                                    1,535,487               828,004
                                                           ---------------------  --------------------
                                                                    1,546,026               831,026
                                                           =====================  ====================


HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

15. GOODWILL AND NEGATIVE GOODWILL

    Goodwill and negative goodwill arose from acquisitions. The movements in the carrying amount of goodwill and negative goodwill during the year are as follows:


                                                        Goodwill            Negative             Total
                                                                            goodwill
                                                 ---------------------------------------  ----------------

   Year ended December 31, 2003:

   Beginning of year                                     126,560         (1,978,227)        (1,851,667)
   Addition from acquisitions (Note 3)                   197,486                  -            197,486
   Amortization for the year                             (25,170)           247,278            222,108
                                                 ------------------ -------------------  -----------------

   End of year                                           298,876         (1,730,949)        (1,432,073)
                                                 ================== ===================  =================

   As of December 31, 2003

   Cost                                                  325,196         (2,472,784)        (2,147,588)
   Accumulated amortization                              (26,320)           741,835            715,515
                                                 ------------------ -------------------  -----------------

   Net book value                                        298,876         (1,730,949)        (1,432,073)
                                                 ================== ===================  =================

   Year ended December 31, 2004:

   Beginning of year                                     298,876         (1,730,949)        (1,432,073)
   Addition from acquisitions (Note 3)                   111,710                  -            111,710
   Adjustment                                              8,142                  -              8,142
   Amortization for the year                             (42,002)           247,279            205,277
                                                 ------------------ -------------------  -----------------

   End of year                                           376,726         (1,483,670)        (1,106,944)
                                                 ================== ===================  =================

   As of December 31, 2004

   Cost                                                  445,048         (2,472,784)        (2,027,736)
   Accumulated amortization                              (68,322)           989,114            920,792
                                                 ------------------ --------------------------------------

   Net book value                                        376,726         (1,483,670)        (1,106,944)
                                                 ================== ======================================

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

15. GOODWILL AND NEGATIVE GOODWILL (CONT'D)

    Goodwill is allocated to the Company and its subsidiaries' CGUs identified according to their operations in different provinces.

    The carrying amounts of significant portion of goodwill allocated to CGUs are as follows:

                                                                                                       2004
                                                                                                   -----------

     Yueyang Power Company                                                                            100,907
     Hanfeng Power Company*                                                                           293,070
                                                                                                   -----------
                                                                                                      393,977
                                                                                                   ===========

      *The goodwill on acquisition of the Hanfeng Power Company is included in investments in associates (see Note 11). In respect of the amount of goodwill from acquisitions made on or after March 31, 2004, the Company and its subsidiaries have undertaken an impairment review and have determined that no provision for impairment is required as of December 31, 2004.

      The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a three-year period. The Company expects cash flows beyond the three-year period will be similar to that of the third year based on existing production capacity. The pre-tax discount rates applied to the cash flow projections of the Yueyang Power Company and the Hanfeng Power Company were 12% and 11% respectively. Such discount rates used reflect specific risks relating to the power plants. Other key assumptions used are based on past performance and the Company's expectations for the market development.

16. INVENTORIES, NET

        Inventories comprised:
                                                                         2004                     2003
                                                                -------------------      --------------------

     Fuel (coal and oil) for power generation                         732,834                    308,861
     Material and other supplies                                      715,250
                                                                                                 505,041
                                                                -------------------      --------------------
                                                                    1,448,084                    813,902
     Less: Provision for inventory obsolescence                       (16,680)                   (13,621)
                                                                -------------------      --------------------

                                                                    1,431,404                    800,281
                                                                ===================      ====================

    As of December 31, 2004, approximately RMB556 million of the total carrying amount of inventories were carried at net realizable value (2003: approximately RMB406 million).

    Movements of provision for inventory obsolescence during the year are analyzed as follows:


                                                                          2004                            2003
                                                     --------------------------     ---------------------------

Beginning of year                                                     (13,621)                        (12,239)
Addition from acquisitions                                            (12,329)                         (2,133)
Provision                                                              (1,712)                           (129)
Write-offs                                                              10,791                               -
Reversal                                                                   191                             880
                                                     --------------------------     ---------------------------

End of year                                                           (16,680)                        (13,621)
                                                     ==========================     ===========================


     During the year, the Company and its subsidiaries reversed part of the previous inventory write-downs as the Company has utilized such inventories in the current year. The amount reversed has been included in operating expenses in the income statement.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

17. OTHER RECEIVABLES AND ASSETS, NET

    Other receivables and assets comprised:

                                                                          2004                    2003
                                                                   ---------------------- -----------------------

     Prepayments for inventories                                         328,181                  76,543
     Prepayments for contractors                                         168,616                  42,282
     Interest receivable on temporary cash investments                     1,982                   3,291
     Others                                                              273,645                 191,190
                                                                   ---------------------- -----------------------
                                                                         772,424                 313,306

     Less: Provision for doubtful accounts                               (49,108)                (53,885)
                                                                   ---------------------- -----------------------

                                                                         723,316                 259,421
                                                                   ====================== =======================

     Movements in the provision for doubtful accounts during the year are analyzed as follows:

                                                                           2004                     2003
                                                                    -------------------     ---------------------

      Beginning of year                                                  (53,885)                 (21,444)
      Additions from acquisitions                                        (15,086)                 (19,874)
      Provision                                                           (2,405)                 (12,567)
      Write-offs                                                           9,209                        -
      Reversal                                                            13,059                        -
                                                                    -------------------     ---------------------

      End of year                                                        (49,108)                 (53,885)

                                                                    ===================     =====================

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

18.   ACCOUNTS RECEIVABLE

      Accounts receivable comprised:
                                                                    2004                          2003
                                              -----------------------------  ----------------------------

      Accounts receivable                                      3,730,431                     2,356,826
      Notes receivable                                         1,242,672                       447,200
                                              -----------------------------  ----------------------------

                                                               4,973,103                     2,804,026
                                              =============================  ============================

    The Company and its subsidiaries usually grant about one month's credit period to local power grid customers from the end of the month in which the sales are made.

    As of December 31, 2004, the aging analysis of accounts receivable was as follows:


                                                                    2004                          2003
                                             ------------------------------  ----------------------------

     Within 1 year                                             4,510,368                     2,800,330
     Between 1 to 2 years                                         96,808                             -
     Between 2 to 3 years                                              -                         3,696
     Over 3 years                                                365,927                             -
                                             ------------------------------  ----------------------------

                                                               4,973,103                     2,804,026
                                             ==============================  ============================

    As of December 31, 2004, HIPDC had provided guarantees on the equity portion of certain accounts receivable balances of the Company and its subsidiaries of approximately RMB360 million. These receivable balances were acquired as part of the acquisition of the Luohuang Power Company and the Yueyang Power Company as disclosed in Note 3.

    As of December 31, 2004, the maturity period of the notes receivable ranged from one month to six months (2003: one month to six months).

19. TEMPORARY CASH INVESTMENTS

    Temporary cash investments consist of fixed-term deposits denominated in RMB (2003: RMB and US$) with original maturities ranging from more than three months to one year. The effective interest rate on short-term bank deposits was 1.98% to 2.25% (2003: 0.01% to 1.71 %) per annum.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

20. CAPITALIZATION

    Authorized Share Capital and Paid-in Capital

    As of December 31, 2004, the authorized share capital of the Company was RMB12,055,383,440 (2003: RMB6,027,671,200), divided into 12,055,383,440 shares (2003: 6,027,671,200 shares) of RMB1.00 each (2003: RMB1.00 each).
    In addition, the issued and fully paid share capital of the Company as of December 31, 2004 was RMB12,055,383,440 (2003: RMB6,027,671,200) comprising of 9,000,000,000 Domestic Shares (2003: 4,500,000,000 Domestic Shares) and 3,055,383,440 Overseas Listed Foreign Shares (2003: 1,527,671,200 Overseas Listed Foreign Shares). The holders of Domestic Shares and Overseas Listed Foreign Shares, with minor exceptions, are entitled to the same economic and voting rights.

    Conversion of Convertible Notes to Share Capital

    During the year, the noteholders converted the convertible notes with principal of US$15,000 (2003: US$ 20 million) to 513 American Depository shares ("ADS") (20,520 H shares equivalent) (2003: 684,931 ADS; 27,397,240
    H shares equivalent).

    Ordinary Shares Split

    On May 11, 2004, the shareholders approved a ten-for-ten stock split of the Company's ordinary shares effected in the form of a) 5 bonus shares for every 10 existing ordinary shares and b) 5 conversion shares for every 10 existing ordinary shares. The shares split was completed on August 9, 2004.

    The bonus shares amounting to approximately RMB3,014 million were charged to retained earnings. The conversion shares issued, amounting to also approximately RMB3,014 million, were charged to additional paid-in capital and statutory and discretionary surplus reserve fund in the amount of approximately RMB1,808 million and approximately RMB1,206 million respectively. The basic and diluted earnings per share included in this consolidated financial statements have been adjusted retrospectively to reflect the shares split (see Note 34).

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

21. APPROPRIATION AND DISTRIBUTION OF PROFIT


    The Board of Directors decides on an annual basis the percentages of the profit after tax, as determined under the PRC accounting standards and regulations, to be appropriated to the statutory surplus reserve fund, the statutory public welfare fund and, on an optional basis, the discretionary surplus reserve fund. When the balance of the statutory surplus reserve fund reaches 50% of the Company's share capital, any further appropriation will be optional. The statutory surplus reserve fund can be used to offset prior years' losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholding or by increasing the par value of the shares currently held by them, provided that the balance after such an issue is not less than 25% of registered capital. The statutory public welfare fund can only be utilized on capital items for the collective benefits of the Company's employees. Titles of these capital items will remain with the Company. This fund is non-distributable other than in liquidation. The discretionary surplus reserve fund can be provided and used in accordance with the resolutions of the shareholders.

    For the year ended December 31, 2004, the Board of Directors resolved the following on March 15, 2005:

    (i) to appropriate 10% and 7.5% (2003: 10% and 7.5%; 2002: 10% and 7.5%),
        respectively, of the profit after taxation as determined under the PRC accounting standards and regulations to the statutory surplus reserve fund and the statutory public welfare fund. The total amount of appropriation is approximately RMB943 million (2003: approximately RMB955 million; 2002: approximately RMB714 million).

    (ii) to make no appropriation to the discretionary surplus reserve fund (2003 and 2002: nil).

    In accordance with the Articles of Association, earnings available for distribution by the Company will be based on the lowest of the amounts determined in accordance with (a) the PRC accounting standards and regulations and (b) IFRS. The amount of distributable profit resulting from the current year operation after appropriation to dedicated capital for the year ended December 31, 2004 was approximately RMB4.38 billion (2003: approximately RMB4.48 billion; 2002: approximately RMB3.18 billion). The cumulative balance of distributable profit as of December 31, 2004 was approximately RMB11.17 billion (2003: approximately RMB12.82 billion; 2002: approximately RMB10.4 billion).

22.   DIVIDENDS

    On March 15, 2005, the Board of Directors proposed a cash dividend of RMB0.25 per share, totaling approximately RMB3,014 million. This proposal is subject to the approval of the shareholders at the annual general meeting. These financial statements do not reflect this dividend payable, which will be accounted for in shareholders' equity as an appropriation of retained earnings in the year ending December 31, 2005.

    On May 11, 2004, the shareholders approved the declaration of cash dividends of RMB0.50 per ordinary share (RMB0.25 per adjusted ordinary share after the ordinary shares split as mentioned in Note 20), totaling approximately RMB3,014 million, together with an issue of bonus shares accounted for as a stock split on the basis of 5 bonus shares for every 10 existing ordinary shares in respect of the year ended December 31, 2003, based on the 6,027,671,200 outstanding shares on the date in their annual general meeting.

    On May 28, 2003, the shareholders approved the declaration of RMB0.34 (RMB0.17 per adjusted ordinary share after the ordinary share split as mentioned in Note 20), totaling approximately RMB2,049 million in respect of the year ended December 31, 2002, based on the 6,027,671,200 outstanding shares on that date, in their annual general meeting.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

23. LONG-TERM LOANS FROM SHAREHOLDERS, UNSECURED

    As of December 31, 2004, long-term loans borrowed from shareholders represented loans from Huaneng Group. These loans are unsecured, bear both fixed and floating interest rates that ranged from 3.78% to 4.60% per annum for the year ended December 31, 2004 and are repayable in accordance with the repayment schedules set by the contracts.

    As of December 31, 2003, long-term loans from shareholders represented the US$ denominated bank loans on lent by HIPDC and an RMB loan borrowed from Jiangsu Province International Trust & Investment Company. These loans were unsecured, bore both fixed and floating interest rates that ranged from 3.60% to 5.76% per annum for the year ended December 31, 2004 (2003: 3.62% to 5.76%; 2002: 4.01% to 7.40%), and had been fully repaid as of December 31, 2004.

    Long-term loans from shareholders, unsecured are repayable as follows:


                                                                   2004                     2003
                                                -----------------------------  -------------------------------

     Within 1 year
                                                                      -                   420,380
     Between 1 to 2 years
                                                                      -                      -
     Between 2 to 5 years
                                                                      -                      -
     Over 5 years
                                                                800,000                      -
                                                -----------------------------  -------------------------------
                                                                800,000                   420,380

     Less: Amount due within 1 year included
               under current liabilities                              -                  (420,380)
                                                -----------------------------  -------------------------------


                                                                800,000                      -
                                                =============================  ===============================

24. LONG-TERM BANK LOANS, UNSECURED

     Long-term bank loans, unsecured comprised:


                                                               2004                              2003
                                            -------------------------------------------- ----------------------
                                            Original currency
                                                    '000

     Renminbi loans (a)                                     -                8,805,069            4,064,499
        Foreign currency loans
        US$ (b)                                        778,474               6,443,044            6,650,061
        Euro (c)                                        76,699                 863,834                    -
                                                                   --------------------- ----------------------

                                                                            16,111,947           10,714,560
                                                                   ===================== ======================

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)


24.  LONG-TERM BANK LOANS, UNSECURED (CONT'D)

     a. RMB bank loans were borrowed from PRC banks to finance the construction of the power plants of the Company and its subsidiaries. These loans bear fixed interest rates from 3.60% to 5.76% per annum for the year ended December 31, 2004 (2003: 4.94% to 6.21%; 2002:
         5.76% to 6.21%) and are repayable in accordance with the agreed repayment schedules set by the banks.

     b. US$ bank loans were borrowed to finance the construction of the power plants of the Company and its subsidiaries. These loans bear interest at lending rates (both fixed and floating) ranging from 1.225% to 6.97% per annum for the year ended December 31, 2004 (2003: 1.18% to 6.60%; 2002: 2.00% to 6.60%), and are repayable in accordance with the agreed repayment schedules set by the banks. The Company had entered into interest rate swap agreements with PRC banks to convert certain floating rate bank loans into fixed rate debts to hedge against the interest rate risk (see Note 38).

     c. Euro bank loans were borrowed to finance the construction of the Phase I of the Luohuang Power Company before its acquisition by the Company. These loans bear fixed interest at 2% per annum for the year ended December 31, 2004 and are repayable in accordance with the agreed repayment schedule set by the banks.

     The long-term bank loans are unsecured and are repayable as follows:

                                                                          2004                    2003
                                                                ----------------------  ----------------------

     Within 1 year                                                     1,257,476               2,409,240
     Between 1 to 2 years                                              1,362,697               1,058,155
     Between 2 to 5 years                                              7,639,071               2,940,506
     Over 5 years                                                      5,852,703               4,306,659
                                                                ----------------------  ----------------------

                                                                      16,111,947               10,714,560

     Less:  Amount due within 1 year included under current
            liabilities                                               (1,257,476)             (2,409,240)
                                                                ----------------------  ----------------------

                                                                      14,854,471               8,305,320
                                                                ======================  ======================

     As of December 31, 2004, approximately RMB4,052 million of long-term bank loans are wholly repayable within five years (2003: approximately RMB2,258 million) while approximately RMB12,060 million are not wholly repayable within five years (2003: approximately RMB8,457 million).

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

25. OTHER LONG-TERM LOANS, UNSECURED

      Other long-term loans, unsecured comprised:

                                                           2004                              2003
                                         ------------------------------------------  ----------------------
                                         Original currency
                                                         '000

      Renminbi loans                                                  309,526                     744,837
         Foreign currency loans
          US$                                        18,571           153,706                     177,358
          Japanese Yen ("JPY")
                                                  1,547,619           123,347                     137,970
                                                              ---------------------  ----------------------

                                                                      586,579                   1,060,165
                                                              =====================  ======================

      The other long-term loans were drawn from:

                                                                             2004                   2003
                                                              --------------------- -----------------------

      Long-term loan from WPDB                                            106,389                106,389
      Long-term loan from Huaneng Finance                                       -                610,000
      Long-term loan from Huaian Investment Company                             -                  8,980
      Long-term loan from JEPDC                                            19,468                 19,468
      Long-term foreign loans on lent by Ministry of
         Finance                                                          277,052                315,328
      Long-term loan from CCI                                             183,670                      -
                                                              --------------------- -----------------------

                                                                          586,579              1,060,165
                                                              ===================== =======================

      The other long-term loans are unsecured, bear both fixed and floating interest rates that ranged from 1.70% to 5.93% per annum for the year ended December 31, 2004 (2003: 4.94% to 6.21%; 2002: 5.64% to 6.21%),
      and are repayable in accordance with the repayment schedules set by the contracts.

      Other long-term loans, unsecured are repayable as follows:

                                                                       2004                       2003
                                                     ---------------------------  --------------------------

     Within 1 year                                                  285,761                    211,881
     Between 1 to 2 years                                           109,012                    267,044
     Between 2 to 5 years                                           127,871                    476,131
     Over 5 years                                                    63,935                    105,109
                                                     ---------------------------  --------------------------
                                                                    586,579
                                                                                             1,060,165
     Less:  Amounts  due within  one year  included
            under current liabilities                              (285,761)                  (211,881)
                                                     ---------------------------  --------------------------


                                                                    300,818                    848,284
                                                     ===========================  ==========================

     As of December 31, 2004, approximately RMB310 million of other long-term loans are wholly repayable within five years (2003: approximately RMB955 million) while approximately RMB277 million are not wholly repayable within five years (2003: approximately RMB105 million).

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

26. ACCOUNTS PAYABLE AND OTHER LIABILITIES

      Accounts payable and other liabilities comprised:
                                                                         2004                          2003
                                                  ------------------------------ -----------------------------

     Accounts and notes payable                                       761,689                       635,860
     Received in advance                                            1,129,598                       987,500
     Payable to contractors for construction                        1,592,621                       846,473
     Other payables to contractors                                    237,513                       207,257
     Accrued interest                                                 116,322                        96,127
     Others                                                           713,415                       569,300
                                                  ------------------------------ -----------------------------

                                                                    4,551,158                     3,342,517
                                                  ============================== =============================

    As of December 31, 2004, the aging analysis of accounts and notes payable was as follows:

                                                                        2004                          2003
                                                  ----------------------------- -----------------------------

     Within 1 year                                                   754,406                       595,994
     Between 1 to 2 year                                               2,911                        36,188
     Over 2 years                                                      4,372                         3,678
                                                  ----------------------------- -----------------------------

                                                                     761,689                       635,860
                                                  ============================= =============================

27. TAXES PAYABLE

      Taxes payable comprises:
                                                                       2004                          2003
                                                 ----------------------------- -----------------------------

      VAT payable                                                   527,292                       415,147
      Income tax payable                                            407,450                       472,850
      Others                                                         65,050                        29,365
                                                 ----------------------------- -----------------------------

                                                                    999,792                       917,362
                                                 ============================= =============================

28. SHORT-TERM LOANS, UNSECURED

      Short-term loans denominated in RMB are unsecured, bear interest from 4.30% to 5.02% per annum for the year ended December 31, 2004 (2003:
      4.54% to 5.05%; 2002: 4.78% to 5.56%), and are repayable within one year (see Note 7(f)).


29. DEFERRED INCOME TAXES

      Deferred income taxes are calculated in full on temporary differences under the liability method using the applicable tax rates for the respective operating units.

      The movement in the deferred income tax account is as follows:


                                                                      2004                            2003
                                                        -----------------------     -----------------------

    As of January 1                                                 81,803                    121,853

    Acquisitions (Note 3)                                          399,313                    (21,809)
    Charged to the
       income statement (Note 32)                                  (31,938)                   (18,241)
                                                        -----------------------     -----------------------

    As of December 31                                              449,178                     81,803
                                                        =======================     =======================


HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

29. DEFERRED INCOME TAXES (CONT'D)

    The temporary differences that gave rise to deferred taxation arose primarily from the acquisition of power plants, which resulted in the tax bases of certain assets and liabilities being different from the fair value basis that are used in recording these assets and liabilities in the financial statements. Details of the movements in deferred income tax assets and liabilities are as follows:


                                                              Difference in
                            ----------------------------------------------------------------------------------
                             Amortization of       Provisions        Termin-
                             prepaid land use      for doubtful      ation
                                rights                debts          benefits       Others          Total
                            -------------------  ---------------- -------------- ------------- ---------------

     Deferred income tax
         assets

     As of January 1, 2003                 -                 -             -             -              -
     Acquisition of power
         plants                       13,261             3,288             -         5,260         21,809
     Charged to the income
         statement                       (22)              (69)            -          (407)          (498)
                            -------------------  ---------------- -------------- ------------- ---------------
     As of December 31, 2003                                               -
                                      13,239             3,219                       4,853         21,311
     Acquisition of power
         plants                       (2,206)           60,172        17,032         3,878         78,876
     (Charged) /
          Credited to
          the income
          statement                     (221)           (2,215)        1,019        (1,231)        (2,648)
                            -------------------  ---------------- -------------- ------------- ---------------

     As of December 31, 2004          10,812            61,176        18,051         7,500         97,539
                            ===================  ================ ============== ============= ===============

     Deferred income tax liabilities arising from differences in depreciation

     As of January 1, 2003                                                                     121,853
     Credited to the income statement                                                          (18,739)
                                                                                ------------------------------
     As of December 31, 2003                                                                   103,114
     Acquisition of power plants (Note 3)                                                      478,189
     (Credited) / Charged to the income statement                                              (34,586)
                                                                                ------------------------------

     As of December 31, 2004                                                                   546,717
                                                                                ==============================


HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

29. DEFERRED INCOME TAXES (CONT'D)

    Deferred income tax assets are recognized for tax loss carried-forwards to the extent that the realization of the related tax benefits through the future taxable profits is probable. The Company and its subsidiaries did not recognize any deferred income tax assets in respect of losses that can be carried forward against future taxable income with expiry dates as follows:


                                                     2004          2003                    2002
                                            --------------    ---------------    ---------------
     Year of expiry

     2003                                             N/A                N/A                N/A
     2004                                             N/A             62,104            132,020
     2005                                         111,441            154,678            154,678
     2006                                         177,197            177,197            177,196
     2007                                          71,125             71,125             71,125
     2008                                               -                  -                N/A
     2009                                               -                N/A                N/A
                                            --------------    ---------------    ---------------

     As of December 31                            359,763            465,104            535,019
                                            ==============    ===============    ===============

    Deferred income tax assets and liabilities are offset when there is legally enforceable right to set off current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated balance sheet:


                                                                               2004                    2003
                                                                   --------------------     ------------------

     Deferred income tax assets                                             (97,539)                (21,311)
     Deferred income tax liabilities                                        546,717                 103,114
                                                                   --------------------     ------------------
                                                                            449,178                  81,803
                                                                   ====================     ==================



     The amounts shown in the consolidated balance sheet include the following:

     Deferred income tax assets to be recovered after more than
       12 months                                                            (93,941)                (21,311)
     Deferred income tax liabilities to be settled after more
       than 12 months                                                       491,122                  84,375
                                                                   ====================     ==================

30. ADDITIONAL FINANCIAL INFORMATION ON BALANCE SHEET

    As of December 31, 2004, the net current liabilities of the Company and its subsidiaries amounted to approximately RMB7,079 million (2003: approximately RMB939 million). On the same date, the total assets less current liabilities was approximately RMB56,047 million (2003: approximately RMB44,367 million).

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

31. HOUSING SCHEMES

    In accordance with the PRC housing reform regulations, the Company and its subsidiaries are required to make contributions to the State-sponsored housing fund at 7%-11% of the specified salary amount of the PRC employees. At the same time, the employees are required to make a contribution equal to the Company's and its subsidiaries' contribution out of their payroll. The employees are entitled to claim the entire sum of the fund under certain specified withdrawal circumstances. For the year ended December 31, 2004, the Company and its subsidiaries contributed approximately RMB101 million (2003: approximately RMB77 million; 2002: approximately RMB71 million) to the fund.

    In addition, the Company and its subsidiaries provided housing benefits to certain employees to enable them to purchase living quarters from the Company and its subsidiaries at a substantial discount. Such housing benefits represent the difference between the cost of the staff quarters sold to and the net proceeds collected from the employees. The provision of housing benefits is expected to benefit the Company and its subsidiaries over the estimated remaining average service life of the relevant employees. For the year ended December 31, 2004, the housing benefits provided by the Company and its subsidiaries to the employees amounted to approximately RMB34 million (2003: approximately RMB29 million; 2002: approximately RMB18 million) which is recorded as a long-term deferred asset and amortized over the remaining average service life of the relevant employees which is estimated to be about 10 years.

    The Company and its subsidiaries have no further obligation for housing benefits.

32. INCOME TAX EXPENSE

      Income tax expense comprised:

                                                               2004               2003              2002
                                                      ------------------  -----------------   ----------------

     Current income tax expense                             980,672          1,116,100           963,510
     Deferred income tax (Note 29)                          (31,938)           (18,241)           12,285
     Share of income tax expense of associates
         (Note 11)                                           65,528             51,582             5,059
                                                      ------------------  -----------------   ----------------

                                                          1,014,262          1,149,441           980,854
                                                      ==================  =================   ================

      No Hong Kong profits tax has been provided as there was no estimated assessable profits in Hong Kong for the year (2003 and 2002: nil). The reconciliation of the effective income tax rate from the statutory income tax rate in the PRC is as follows:

                                                                 2004            2003                2002
                                                     ------------------- ----------------  -----------------

     Average statutory tax rate                                  18%              18%               18%
     Effect of tax holiday                                       (2%)             (1%)              (1%)
     Others                                                      (1%)              -                 2%
                                                     ------------------- ----------------  -----------------

     Effective tax rate                                          15%              17%               19%
                                                     =================== ================  =================

     The average statutory tax rate for the year ended December 31, 2004 represented the weighted average tax rate of the head office and the individual power plants calculated on the basis of the relative amounts of net profit before tax and the applicable statutory tax rates.

     The aggregate effect of the tax holiday was approximately RMB122 million for the year ended December 31, 2004 (2003: approximately RMB61 million; 2002: approximately RMB58 million).

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

33. MINORITY INTERESTS

                                                                                2004                2003
                                                                   -------------------- --------------------

     As of January 1                                                       1,155,197              910,704
     Acquisitions (Note 3)                                                 1,342,872              115,639
     Minority shares in net profit of subsidiaries                           257,053              183,894
     Capital injection from minority shareholders of
         subsidiaries                                                        677,034               77,632
     Dividends paid                                                         (165,763)            (132,672)
                                                                   -------------------- --------------------

     As of December 31                                                     3,266,393            1,155,197
                                                                   ==================== ====================

34. EARNINGS PER SHARE

                                    2004                             2003                              2002
                      --------------------------------- -------------------------------- ---------------------------------
                                    Weighted     Per                  Weighted    Per                Weighted       Per
                                     Average    Share                 Average    Share                Average      Share
                       Net Profit    Shares     Amount   Net Profit   Shares    Amount   Net Profit   Shares      Amount
                      ------------ ----------- -------- ----------- ----------- -------- ----------- ----------- ---------
                                         '000      RMB                    '000      RMB                    '000       RMB

     Earnings per
        Share
     Net profit
        attributable
        to share-
        holders         5,323,876  12,055,368     0.44   5,430,408  12,038,228     0.45   3,921,004   12,000,198       0.33
     Finance costs
        in relation
        to con-
        vertible
        notes and
        the relevant
        put option
        (net of tax
        effect)                22            -               2,746           -               41,368            -
     Effect of
        assumed
        conversion              -         121                   -       17,430                    -      279,508
                      ------------ -----------          ----------- -----------          ----------- -----------

     Diluted
        Earnings
        per Share
     Net profit
        attributable
        to
        shareholders
        plus effect
        of assumed
        conversion      5,323,898  12,055,489     0.44   5,433,154  12,055,658     0.45   3,962,372   12,279,706       0.33
                      ============ ===========          =========== ===========          =========== ===========

     Basic earnings per share was computed by dividing the net profit attributable to shareholders of the Company by the weighted average number of ordinary shares in issue during the year (Note 20).

     Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares at the beginning of the year. The Company had one category of potential ordinary share: convertible notes. The convertible notes are assumed to have been converted into ordinary shares and the net profit is adjusted to eliminate the interest expense less the tax effect.

     As the number of ordinary shares outstanding increased as a result of a stock split in 2004 (Note 20), the computation of basic and diluted earnings per share have been adjusted retroactively for the proportional change in the number of ordinary shares outstanding for all the periods presented to reflect the stock split.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

35. NOTES TO CASH FLOW STATEMENT

      a. Analysis of cash and cash equivalents

         As of December 31, 2004, cash and cash equivalents consisted of:


                                                         2004                    2003                     2002
                                          ----------------------- ----------------------- ------------------------

         Cash in RMB                                      621                     726                       266
         Current deposits
           RMB                                      2,284,551               3,763,015                 2,815,473
           US$ denominated                             10,359                 234,468                   186,862
           JPY denominated                                  -                 130,439                         -
                                          ----------------------- ----------------------- ------------------------

         Total cash and cash equivalents            2,295,531               4,128,648                 3,002,601
                                          ======================= ======================= ========================

b. Undrawn borrowing facilities

          As of December 31, 2004, the Company and its subsidiaries had available unsecured borrowing facilities from banks of approximately RMB30 billion (2003: approximately RMB32 billion) of which undrawn borrowing facilities amounted to approximately RMB28 billion (2003: approximately RMB32 billion). Out of these available undrawn borrowing facilities, RMB20 billion relates to medium to long-term loan facilities, the drawdown of which is subject to application and approval procedures. Management expects to drawdown the available facilities in accordance with the level of working capital and / or planned capital expenditure of the Company and its subsidiaries.

      c. Non-cash transactions

          The principal non-cash transactions were the conversion of convertible notes to share capital and the ordinary shares split discussed in Note 20.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

36.   COMMITMENTS

      a.  Capital and Operational Commitments

         (i) Commitments mainly relate to the construction of new power projects, certain complementary facilities and renovation projects for existing power plants and the purchase of coal. Commitments outstanding as of December 31, 2004 not provided for in the balance sheet were as follows:

                                                                                  2004                  2003
                                                                      ------------------     ------------------

            Contracted but not provided for
                - purchase of inventories                                    3,560,175              2,279,191
                - construction                                               7,923,087              9,793,244
                                                                      ------------------     ------------------
            Sub-total                                                       11,483,262             12,072,435
                                                                      ------------------     ------------------

            Authorized but not contracted for
                - construction                                                 236,501                      -
                                                                      ------------------     ------------------
            Sub-total                                                          236,501                      -
                                                                      ------------------     ------------------

            Total                                                           11,719,763            12,072,435
                                                                      ==================     ==================

        (ii) During 2004, the Company entered into various long-term agreements subject to termination only under certain limited circumstances for the procurement of coal from year 2005 to 2009 for use in generation. In most cases, these contracts contain provisions for price escalations and minimum purchase level clauses. The future commitments under contracts are as follows:


                                                                                   Total
                                                                              ----------------

            2005                                                                    5,768,657
            2006                                                                    5,941,717
            2007                                                                    6,119,968
            2008                                                                    2,801,770
            2009                                                                    2,801,770
                                                                              ----------------
                                                                                   23,433,882
                                                                              ================

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

36.   COMMITMENTS (CONT'D)


      b. Operating Lease Commitments

         The Company has various operating lease arrangements with HIPDC for land and buildings (see Note 7). Some of the leases contain renewal options and most of the leases contain escalation clauses. Lease terms do not contain restrictions on the Company's activities concerning dividends, additional debts or further leasing.

         Total future minimum lease payments under non-cancelable operating leases in respect of land and buildings of the Nanjing Power Plant are as follows:

                                                                                  2004                   2003
                                                                      -----------------    ------------------

        Land and buildings
           - not later than one year                                             1,334                32,334
           - later than one year and not later than two years                    1,334                 7,334
           - later than two years and not later than five years                  4,002                22,002
           - later than five years                                              52,026               284,360
                                                                      -----------------    ------------------

                                                                                58,696               346,030
                                                                      =================    ==================

          In accordance with the land use operating lease agreement signed by the Dezhou Power Plant and the relevant land management authorities for the land occupied by Dezhou Phase I and Phase II, annual rental is approximately RMB30 million effective from June, 1994 and is subject to revision of five years after the said date. Thereafter, the annual rental is subject to revision once every three years. The increment for each rental revision is restricted to no more than 30 percent of the previous annual rental amount. For the year ended December 31, 2004, the annual rental is approximately RMB29 million (2003: approximately RMB30 million).

37. CONTINGENT LIABILITIES


                                                                                  2004                    2003
                                                                   ---------------------   ---------------------

       Guarantee for loan facilities
           - granted to an associate                                          305,250                 339,250
                                                                   =====================   =====================

38. INTEREST RATE SWAPS

       As of December 31, 2004, there was no outstanding interest rate swap agreement (2003: approximately US$20.5 million; 2002: approximately US$52 million). For the year ended December 31, 2004, there was a gain amounting to approximately RMB1 million (2003: approximately RMB11.8 million; 2002: RMB2.2 million) arising from changes in the fair value of the interest rate swaps subsequent to initial recognition. Since the hedging relationship did not meet the conditions required for special hedge accounting as set out in IAS 39 Financial Instruments:
       Recognition and Measurement, the gain was credited to income in the current year.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

39. FAIR VALUE OF FINANCIAL INSTRUMENTS

    The Company and its subsidiaries' financial instruments not carried at fair value are cash and cash equivalents, temporary cash investments, accounts receivables, other current assets, other non-current assets, accounts payable and other liabilities, short-term loans, unsecured, long-term loans, unsecured and held-to-maturity investments.

    The carrying amounts of the Company and its subsidiaries' cash and cash equivalents, temporary cash investments, short-term investments, short-term loans, unsecured and other current financial assets and liabilities approximated their fair values due to the short-term maturities of these instruments.

    Similarly, the historical cost carrying amounts of receivables and payables which are all subject to normal trade credit terms approximate their fair values.

    Available-for-sale investment is measured at fair value unless the fair values cannot be measured reliably.

    The estimated fair value of long-term debt including current maturities was approximately RMB17.05 billion as of December 31, 2004 (2003: approximately RMB12.43 billion). The fair value of long-term debt is determined by discounting the stream of future payments of interest and principals at the prevailing market interest rates for comparable instruments. The aggregate book value of these liabilities was approximately RMB17.5 billion as of December 31, 2004 (2003: approximately RMB12.20 billion).

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

    For the year ended December 31, 2004, the Company and its subsidiaries sold electricity to five major customers (2003 and 2002: five), each of which amounted to approximately 10% or more of the operating revenue. In aggregation, these customers represented approximately 79% (2003: approximately 77%; 2002: approximately 90%) of the net operating revenue of the Company and its subsidiaries.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

41. EVENTS AFTER THE BALANCE SHEET DATE

    On October 26, 2004, the Company entered into agreements with Huaneng Group under which the Company agreed to acquired from Huaneng Group 60% equity interest in Sichuan Huaneng Hydropower Development Corporation, Ltd. (the "Sichuan Hydropower") and 65% equity interest in the Gansu Huaneng Pingliang Power Generation Limited Liability Company (the "Pingliang Power Company").

    The total consideration for the acquisition of the two power companies was RMB 2,025 million, which was paid in cash in January, 2005. Direct transaction cost related to the acquisition amounted to approximately RMB17 million.

    The acquisition of the two power companies became effective in January, 2005 when the Company obtained the ownership and control over the relevant assets after obtaining the necessary approval.

    Details of net assets acquired and preliminary goodwill are as followings:


           Purchase consideration
         - Cash paid                                                                           2,025,000
         - Direct transaction cost relating to the acquisition                                    16,698
                                                                                        ---------------------
     Total purchase consideration                                                              2,041,698
     Preliminary fair value of assets acquired                                                (1,731,191)
                                                                                        ---------------------
     Preliminary goodwill                                                                        310,507
                                                                                        =====================

      Goodwill arising from the acquisitions is attributable to the high profitability of the acquired businesses and the significant synergies expected to arise after the Company's acquisitions of the subsidiaries stated above.

      The assets and liabilities arising from the acquisition are as follows:


                                                                                                Acquiree's
                                                                                                 carrying
                                                                              Fair value          amount
                                                                            --------------     --------------

           Property, plant and equipment, net                                 11,992,009        10,652,359
           Deferred income tax assets                                             12,533            12,533
           Available-for-sale investment                                             500               500
           Other non-current assets                                              178,841           156,187
           Inventories, net                                                       54,801            54,801
           Other current assets                                                  176,238           176,238
           Accounts receivable                                                   569,672           569,672
           Cash and cash equivalents                                             566,704           566,704
           Minority interest                                                  (2,063,434)       (1,480,354)
           Long-term loans, unsecured                                         (7,572,346)       (7,572,346)
           Long-term loans, secured                                             (367,000)         (367,000)
           Due to Huaneng Group                                                  (18,517)          (18,517)
           Deferred income tax liabilities                                      (459,898)          (81,109)
           Other current liabilities                                          (1,338,912)       (1,338,912)
                                                                            --------------     --------------

           Net assets acquired                                                 1,731,191         1,330,756
                                                                            ==============     ==============

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

    Under IFRS, the Company and its subsidiaries adopted the acquisition method to account for the acquisition of:

    (i) 70% equity interest in Shidongkou I Power Plant, 70% equity interest in Taicang Power Company and all of the assets and liabilities of Changxing Power Plant in July, 2002 from the Huaneng Group;

    (ii) 55% equity interest in Qinbei Power Company, 60% equity interest in Yushe Power Company and all of the assets and liabilities of the Xindian Power Plant in October, 2003 from the Huaneng Group; and

    (iii) 60% equity interest in Luohuang Power Company, 55% equity interest in Yueyang Power Company, 90% equity interest in Jinggangshan Power Plant and all of the assets and liabilities of the Yingkou Power Plant in July, 2004 from HIPDC and / or from the Huaneng Group.

          Under the acquisition method, the results of the acquired businesses are included in the results of operations of the Company and its subsidiaries from the date of the acquisition. The difference between the purchase consideration and the fair value of the underlying net assets acquired is treated as goodwill. Goodwill arising from the acquisitions in (i) and (ii) above is amortized on a systematic basis to the income statement over its useful economic life, being the remaining weighted average useful life of the acquired depreciable or amortizable assets. Goodwill arising from the acquisition in (iii) above is tested annually for impairment and carried at cost less accumulated impairment losses.

          As the companies and power plants acquired were under the control of the Huaneng Group prior to their acquisitions by the Company and its subsidiaries, these acquisition transactions were considered common control transactions. Under US GAAP, they are considered to be transfers of businesses under common control and the acquired assets and liabilities are accounted for at historical cost in a manner similar to the pooling of interests method. Accordingly, the consolidated financial statements for all periods presented have been retroactively restated as if the current structure and operations resulting from the acquisition had been in existence since the beginning of the earliest period presented, with financial data of previously separate entities combined. The cash consideration paid by the Company is treated as an equity transaction in the year of the acquisition for US GAAP purposes. Accordingly, the resulting impact of depreciation and amortization expenses on income is also different.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

42.   US GAAP INFORMATION (CONT'D)

(b) Effect of Acquisition of 44.16% Equity Interests in the Huaiyin Power Company, 30% Additional Equity Interests in the Shidongkou I Power Plant, 5% Additional Equity Interests in the Taicang Power Company and 40% Equity Interests in the Hanfeng Power Company

      Between 2002 and 2004, the Company acquired from the Huaneng Group:

      (i)   44.16% equity interest of the Huaiyin Power Company in July, 2002;

      (ii) 30% additional equity interests of the Shidongkou I Power Plant and 5% additional equity interests of the Taicang Power Company in December, 2002; and

      (iii) 40% equity interests of the Hanfeng Power Company in July, 2004.


      Under IFRS, upon the completion of the above acquisitions, the relevant equity interests of the net assets of the Huaiyin Power Company, the Shidongkou I Power Plant, the Taicang Power Company and the Hanfeng Power Company are recorded at fair value. The excess of the total cost of the acquisition over the fair value of the relevant portion of net assets of power plant acquired is recorded as goodwill. Goodwill arising from the acquisitions in (i) and (ii) above is amortized on a systematic basis to the income statement over its useful economic life, being the remaining weighted average useful life of the acquired depreciable or amortizable assets, while goodwill arising from the acquisition in (iii) above is tested annually for impairment and carried at cost less accumulated impairment losses.

      Under US GAAP, upon completion of the above acquisitions, the Huaneng Group's proportionate share in the net assets of the Huaiyin Power Company, Shidongkou I Power Plant, the Taicang Power Company and the Hanfeng Power Company being sold to the Company was recorded at the historical carrying value. The excess of the total cost of acquisition over the net assets acquired was recorded as a deemed distribution. Accordingly, the resulting impact of depreciation and amortization expenses on income is also different.

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

>


HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

42.  US GAAP INFORMATION (CONT'D)

(d) Acquisition of Shandong Huaneng Power Development Company Limited ("Shandong Huaneng")

     Huaneng Group used to be one of the substantial shareholders of Shandong Huaneng, holding 33.09% equity interest in it before the Company's acquisition of Shandong Huaneng. Under IFRS, upon the completion of the acquisition of Shandong Huaneng, the entire net assets of Shandong Huaneng were recorded at fair value. The excess of the fair value of the entire net assets acquired over the total cost of the acquisition was recorded as negative goodwill. Under US GAAP, upon completion of the acquisition of Shandong Huaneng, Huaneng Group's proportionate share of 33.09% in the net assets of Shandong Huaneng that was sold to the Company was recorded at the historical carrying value. The excess of the proportionate share in the book value of the net assets acquired over the relevant portion of the cash consideration was recorded as a capital contribution to the Company. The book value of the remaining 66.91% of the net assets continues to be part of the recoverable rate base under the cost recovery formula of the tariff setting mechanism. Under US GAAP, the difference between these net asset values and the cash consideration was recorded as a reduction to the property, plant and equipment value of the respective power plants.

     As the amount of negative goodwill under IFRS is different from the amount of the reduction to property, plant and equipment under US GAAP due to the 33.09% portion of the net assets previously owned by the Huaneng Group as described above and also that the negative goodwill under IFRS is recognized as income over the remaining weighted average useful life of the acquired depreciable or amortizable assets whereas, for US GAAP purpose, the property, plant and equipment, after the reduction described above, are depreciated over the respective assets' useful life, the net profit under IFRS and US GAAP is different.

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

     In accordance with IAS 39, which was effective on January 1, 2001, the put option of the convertible notes, which allowed the noteholders to redeem the convertible notes at a premium, was separated from the host contract and accounted for as an embedded derivative. This put option was recorded as a liability and measured at its fair value. When IAS 39 was initially applied in 2001, the difference between the previous carrying amount and the fair value of the put option was recognized as an adjustment to the opening retained earnings as of January 1, 2001. In addition, the liability component was measured at amortized cost and the resulting difference with the previous carrying amount was recognized as an adjustment to the opening retained earnings as of January 1, 2001. After initial recognition, subsequent changes in the value of the put option and the amortized cost of the liability component were charged or credited to the income statements.

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

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

42. US GAAP INFORMATION (CONT'D)

(f)  Capitalization of Borrowing Costs

     In accordance with IAS 23, the Company capitalized interest on general borrowings used for the purpose of obtaining a qualifying asset in addition to the capitalization of interest on specific borrowings.

     Under US regulatory accounting requirements, interest on funds borrowed generally and used for the purpose of obtaining qualifying assets are not capitalized if such interests cannot be taken into consideration when determining the recoverable rate base for tariff setting purposes. Consequently, under US GAAP, the Company did not capitalize interest on general borrowings. An adjustment is made to reverse the capitalized interest on general borrowings net of the related depreciation on fixed assets.

(g)  Reversal of Goodwill Amortization

     In 2004, in accordance with IFRS 3, goodwill arising from acquisitions for which the agreement date was before March 31, 2004 is amortized using the straight-line method over its estimated useful life and recognized in the income statement as other operating expenses and subject to an impairment review whenever events or changes in circumstances indicate their carrying value may not be recoverable, and annually if the estimated useful life exceeds 20 years. Under US GAAP, in accordance with Statement of Financial Accounting Standard Number 142 "Goodwill and Other Intangible Assets", goodwill arising from acquisition is not amortized but tested for impairment on an annual basis and between annual tests in certain circumstances.

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

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

42.  US GAAP INFORMATION (CONT'D)

(i)      US Regulatory Accounting (Cont'd)

         As of December 31, 2004, the Company and its subsidiaries believe that 10 of their power plants (2003 and 2002: 12 power plants) meet these specific criteria of SFAS 71. Firstly, the power rates are established by an independent regulator, the provincial or local price bureau. Secondly, the pricing policy applicable to the power plants provides for rate-setting based on the specific costs of the power plants. This process has operated historically and will continue under the pricing policy. Finally, based on the significant demand for electricity in the Company and its subsidiaries' service territory, it is reasonable to assume that the authorized power rates will be collected from customers.

         In November, 2004, in accordance with the issuance of a government circular on implementation of a full-scope tariff bidding practice that is applicable to two of the Company's power plants located in Northeast China, the Company has discontinued the application of SFAS 71 for these two power plants as the criteria under SFAS 71 are no longer met. Accordingly, these two power plants applied Statement of Financial Accounting Standard Number 101 "Regulated Enterprises - Accounting for the Discontinuation of Application of FASB Statement No. 71" ("SFAS 101"). There was no elimination of assets or liabilities as a result of the application of SFAS 101 as the Company and its subsidiaries did not have any assets and/or liabilities pursuant to SFAS 71 that were not been recognized as assets and/or liabilities under IFRS. The Company and its subsidiaries have also performed an impairment review on the property, plant and equipment of the two relevant power plants and have determined that no impairment provision is required.

         With respect to the remaining power plants of the Company and its subsidiaries, which were acquired in 2002, 2003 and 2004, the SFAS 71 criteria mentioned above are not met and, therefore, SFAS 71 cannot be applied. Consequently, these remaining power plants have adopted US GAAP without specific reference to the regulatory basis of accounting provided for under SFAS 71.

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

(j)      Impairment of Long-lived Assets

         Impairment of long-lived assets (excluding goodwill)

         The carrying amount of long-lived assets (excluding goodwill) under IFRS is reviewed periodically in order to assess whether the recoverable amount has declined below the carrying amount. When such a decline occurs, the carrying amount is reduced to the recoverable amount based on the expected future cash flow generated by the asset discounted to their present value or the asset's net selling price. A subsequent increase in the recoverable amount is written back to the income statement when circumstances and events that led to the write-down cease to exist.

         Under US GAAP, long-lived assets (excluding goodwill) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of assets to future undiscounted net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. Subsequent reversal of impairment is not permitted. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

42.  US GAAP INFORMATION (CONT'D)

(j) Impairment of Long-lived Assets (Cont'd)

         Goodwill

         Under IFRS, goodwill arising from a business combination for which the agreement date was before March 31, 2004 is amortized on a straight line basis over its estimated useful life and subject to an impairment review whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, and annually if the estimated useful life exceeds 20 years. Such goodwill will cease to be amortized from January 1, 2005 and will instead be subject to an impairment review annually and whenever an indication of impairment exists. Goodwill arising from a business combination for which the agreement date is on or after March 31, 2004 is not amortized and is subject to an impairment review annually and whenever an indication of impairment exists. If some of the goodwill allocated to a CGU was acquired in a business combination during the current annual period, that CGU is required to be tested for impairment before the end of the current period.

         Under IFRS, a one-step impairment test is performed. The recoverable amount of the CGU is compared to its carrying amount. The impairment loss is recognized as the excess of the carrying amount over the recoverable amount.

         Under US GAAP, goodwill is reviewed for impairment, at the reporting unit level, at least annually or whenever events or changes in circumstances indicate that the recoverability of the carrying amount must be assessed.

         Under US GAAP, a two-step impairment test is required:

               (i) The fair value and the carrying amount of the reporting unit including goodwill should be compared. If the fair value of the reporting unit is less than the book value, goodwill would be considered to be impaired, then

               (ii) The goodwill impairment should be measured as the excess of the carrying amount of goodwill over its implied fair value. The implied fair value of goodwill should be determined by allocating fair value to the various assets and liabilities included in the reporting unit in the same manner as goodwill is determined in a business combination.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

42.  US GAAP INFORMATION (CONT'D)

     Differences between IFRS and US GAAP which affect the net assets and net profit of the Company and its subsidiaries are summarized below:

                                                                                     Net Assets
                                                                   ------------------------------------------------
                                                                     As of December 31,    As of December 31,
                                                           Note             2004                     2003
                                                          -------------------------------- ------------------------


     Net assets under IFRS                                                 36,265,519               33,955,355
     Impact of US GAAP adjustments Note i:
        Effect of acquisition of the Yingkou Power Plant,
          the Jinggangshan Power Plant, the Luohuang
          Power Company and the Yueyang Power Company       (a)            (2,007,383)               1,652,511
        Effect of acquisition of the Qinbei Power
          Company, the Yushe Power Company and the
          Xindian Power Plant                               (a)              (369,252)                (417,368)
        Effect of acquisition of the Shidongkou I Power
          Plant, the Taicang Power Company and the
          Changxing Power Plant                             (a)              (775,592)                (886,116)
        Effect of acquisition of 40% equity interests in
          the Hanfeng Power Company, 30% additional
          equity interests in the Shidongkou I Power
          Plant, 5% additional equity interests in
          the Taicang Power Company and 44.16% equity
          interests in the Huaiyin Power Company            (b)              (271,167)                (296,717)
        Recording of capital contribution arising from
          acquisition of Shandong Huaneng                   (d)               862,922                  862,922
        Difference in accounting treatment for
          acquisition of Shandong Huaneng                   (d)              (348,364)                (261,273)
        Difference in capitalization of borrowing costs     (f)               (87,424)                 (93,890)
        Reversal of goodwill amortization
            - Reversal of goodwill amortization of
                   equity investment in SEG                 (g)               136,599                   54,639
            - Reversal of goodwill amortization of
                   investment in the Huaiyin Power Company  (g)                34,740                   17,370
        Applicable deferred tax impact on the above GAAP
          differences                                       (h)               587,511                  233,746
        Others                                                                      -                   (8,652)
                                                                   ----------------------- ------------------------

     Net assets under US GAAP Note i                                       34,028,109               34,812,527
                                                                   ======================= ========================

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

42.  US GAAP INFORMATION (CONT'D)

     Differences between IFRS and US GAAP which affect the net assets and net profit of the Company and its subsidiaries are summarized below (Cont'd):

                                                                                    Net profit

                                                                  -----------------------------------------------
                                                                         For the year ended December 31,
                                                                  -----------------------------------------------
                                                           Note         2004            2003           2002
                                                          ------- -------------------------------- --------------

     Net profit under IFRS                                             5,323,876      5,430,408       3,921,004
     Impact of US GAAP adjustments Note i:
        Effect of acquisition of the Luohuang Power
          Company, the Yueyang Power Company, the Yingkou
          Power Plant and the Jinggangshan Power Plant     (a)           278,027        335,105         (55,068)
        Effect of acquisition of the Qinbei Power
          Company, the Yushe Power Company and the
          Xindian Power Plant                              (a)            48,116         13,109          56,919
        Effect of acquisition of the Shidongkou I Power
          Plant, the Taicang Power Company and the
          Changxing Power Plant                            (a)           110,524        112,636         126,498
        Effect of acquisition of 40% equity interest
          in the Hanfeng Power Company, 30% additional
          equity interests in the Shidongkou I Power
          Plant, 5% additional equity interests in the
          Taicang Power Company and 44.16% equity
          interests in the Huaiyin Power Company           (b)            25,550         19,347          10,556
        Recording housing benefits provided by HIPDC       (c)           (26,152)       (26,152)        (26,152)
        Difference in accounting treatment for
          acquisition of the Shandong Huaneng              (d)           (87,091)       (87,091)        (87,091)
        Difference in capitalization of borrowing costs    (f)             6,466         (5,478)        (88,412)
        Reversal of goodwill amortization
             - Reversal of goodwill amortization of
                    equity investment in SEG               (g)            81,960         54,639               -
             - Reversal of goodwill amortization of
                   investment in the Huaiyin Power Company (g)            17,370         17,370               -
        Applicable deferred tax impact on the
             GAAP differences                              (h)           (46,978)      (153,218)         37,345
        Others                                                             8,652         25,434           5,116
                                                                  --------------- ---------------- --------------

     Net profit under US GAAP Note i                                   5,740,320      5,736,109       3,900,715
                                                                  =============== ================ ==============


     (Note i) Consistent with applying the accounting treatment under US
              GAAP as described in Note (a) above, the consolidated financial statements under US GAAP for prior periods presented have been retroactively restated as if the current structure and operations resulted from the acquisition of the Luohuang Power Company, the Yueyang Power Company, the Yingkou Power Plant and the Jinggangshan Power Plant, had been in existence since the beginning of the earliest period presented.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB or US$ unless otherwise stated)

42.   US GAAP INFORMATION (CONT'D)

      In preparing the summary of differences between IFRS and US GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Accounting estimates have been employed in these financial statements to determine reported amounts, including realizability, useful lives of assets and other areas. Actual results could differ from those estimates.

     The following are condensed combined balance sheets of the Company and its subsidiaries as of December 31, 2003 and 2004, and the related condensed combined statements of income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2004, restated to reflect the impact of the effect of the acquisition of entities under common control which is accounted for at historical cost in a manner similar to the pooling of interests method, with financial data of previously separate entities combined, under US GAAP and other differences between IFRS and US GAAP.

     Condensed Combined Balance Sheets

                                                                As of December 31,
                                           --------------------------------------------------------------
                                                            2004                           2003
                                           ------------------------------------------ -------------------
                                                     RMB                 US$                RMB
     ASSETS

      Non-current assets
        Property, plant and equipment, net        53,909,081             6,513,512           47,850,691
        Investment in associates                   4,037,352               487,809            2,820,669
        Land use rights                            1,029,167               124,348              880,526
        Deferred income tax assets                   219,525                26,524              223,146
        Other non-current assets                     480,880                58,102              525,830
        Goodwill                                      78,448                 9,478               78,726

                                           --------------------- -------------------- -------------------

          Total non-current assets                59,754,453             7,129,773           52,379,588
                                           --------------------- -------------------- -------------------

      Current assets
        Inventories, net                           1,431,404               172,948            1,010,689
        Other receivables and
              assets, net                            723,316                87,394              309,380
        Accounts receivable                        4,973,103               600,870            4,239,462
        Due from other related parties                14,970                 1,809                5,862
        Current portion of deferred
           income tax assets                          61,491                 7,430               77,357
        Other financial assets                             -                     -               17,300
        Restricted cash                              202,688                24,490              183,525
        Temporary cash investments                    12,641                 1,527              144,996
        Cash and cash equivalents                  2,295,531               277,355            4,299,933

                                           ---------------------- ------------------- -------------------

          Total current assets                     9,715,144             1,173,823           10,288,504
                                           ---------------------- ------------------- -------------------

          Total assets                            69,469,597             8,393,596           62,668,092
                                           ====================== =================== ===================

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB or US$ unless otherwise stated)

42.  US GAAP INFORMATION (CONT'D)

     Condensed Combined Balance Sheets (Cont'd)


                                                                As of December 31,
                                           --------------------------------------------------------------
                                                             2004                         2003
                                           ------------------------------------------- ------------------
                                                 RMB                    US$                RMB

     EQUITY AND LIABILITIES

     Shareholders' equity                        34,028,109              4,111,414         34,812,527
                                           -------------------- ---------------------- ------------------

     Minority interests                           2,597,561                313,848          1,694,609
                                           -------------------- ---------------------- ------------------

      Non-current liabilities
        Long-term loans from
               shareholders, unsecured              800,000                 96,659            614,275
        Long-term bank loans, unsecured          14,854,471              1,794,777         11,671,667
        Other long-term loans, unsecured            300,818                 36,346            848,284
        Other non-current liability                  13,000                  1,571                  -
        Deferred income tax liabilities             142,685                 17,240            148,560
                                           -------------------- ---------------------- ------------------

          Total non-current liabilities          16,110,974              1,946,593         13,282,786
                                           -------------------- ---------------------- ------------------

      Current liabilities
        Accounts payable and accrued
            liabilities                           4,551,158                549,887          3,615,846
        Dividends payable to shareholders
            of the Company                            8,250                    997                  -
        Taxes payable                               999,792                120,799          1,191,287
        Due to HIPDC                              1,258,799                152,093          1,259,649
        Due to other related parties                 13,426                  1,622             33,338
        Staff welfare and bonus payable             259,291                 31,329            354,756
        Short-term loans, unsecured               8,099,000                978,554          2,422,583
        Current portion of long-term
           loans   from shareholders,
           unsecured                                      -                      -            938,058
        Current portion of long-term
             bank loans, unsecured                1,257,476                151,933          2,836,833
        Current portion of other
           long-term loans, unsecured               285,761                 34,527            211,881
        Convertible notes                                 -                      -                952
        Accrued put premium for
              convertible notes                           -                      -              8,636
        Other financial liabilities                       -                      -              4,351
                                           -------------------- ---------------------- ------------------

          Total current liabilities              16,732,953              2,021,741         12,878,170
                                           -------------------- ---------------------- ------------------

          Total liabilities and equity           69,469,597              8,393,596         62,668,092
                                           ==================== ====================== ==================

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB or US$ unless otherwise stated)

42.  US GAAP INFORMATION (CONT'D)

     Condensed Combined Statements of Income

                                                             Year ended December 31,
                                   -------------------------------------------------------------------------------
                                                   2004                        2003                 2002
                                  ---------------------------------------------------------  --------------------
                                         RMB                 US$               RMB                   RMB

     Operating revenue, net             32,546,043         3,932,344            28,569,478           24,448,015
                                  ---------------------------------------------------------  --------------------

     Operating expenses:
         Fuel                          (16,094,816)       (1,944,641)          (11,103,839)          (9,343,363)
         Maintenance                      (939,939)         (113,567)           (1,151,538)            (896,892)
         Depreciation                   (4,839,151)         (584,686)           (5,111,140)          (4,648,760)
         Labor                          (2,039,386)         (246,407)           (1,767,832)          (1,485,541)
         Service fees to HIPDC            (133,609)          (16,143)             (230,792)            (263,716)
         Income tax                     (1,156,875)         (139,778)           (1,349,254)          (1,041,915)
         Others                           (756,731)          (91,431)             (959,089)          (1,266,071)
                                  ---------------------------------------------------------  --------------------

     Total operating expenses          (25,960,507)       (3,136,653)          (21,673,484)         (18,946,258)
                                  ---------------------------------------------------------  --------------------

     Income before financial
        expenses                         6,585,536           795,691             6,895,994            5,501,757
                                  ---------------------------------------------------------  --------------------

        Interest income                     45,992             5,557                57,168               95,807
        Interest expense                  (826,583)          (99,871)           (1,031,043)          (1,247,547)
        Exchange losses, net              (107,439)          (12,981)             (198,003)            (261,396)
                                  ---------------------------------------------------------  --------------------

     Total financial expenses             (888,030)         (107,295)           (1,171,878)          (1,413,136)
                                  ---------------------------------------------------------  --------------------

     Share of profit / (loss)
       of  associates                      465,404            56,232              266,730               (1,634)
     Minority interests                   (422,590)          (51,059)             (254,737)            (186,272)
                                  ---------------------------------------------------------  --------------------

     Net profit attributable
     to the shareholders                 5,740,320           693,569            5,736,109            3,900,715
                                  =========================================================  ====================

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

42. US GAAP INFORMATION (CONT'D)

                                                                   Year ended December 31,

                                                 ----------------------------------------------------------------
                                                              2004                  2003                 2002
                                                 --------------------- --------------------- --------------------
   Basic earnings per ordinary share under US
   GAAP (RMB) Note i, ii                                        0.48                  0.48                 0.33
                                                 ===================== ===================== ====================

   Basic earnings per ADS under US GAAP (RMB)
   Note i, ii                                                  19.05                 19.06                 13.00
                                                 ===================== ===================== ====================

   Diluted earnings per ordinary share under US
   GAAP (RMB) Note i, ii                                        0.48                  0.48                  0.32
                                                 ===================== ===================== ====================

   Diluted earnings per ADS under US GAAP (RMB)
   Note i, ii                                                  19.02                 19.03                 12.83
                                                 ===================== ===================== ====================

   (Note i) Earning per ordinary shares and per equivalent ADS were calculated by dividing the net profit for the financial year under US GAAP by the weighted average number of ordinary shares and ADS in issue during the financial year. On a diluted basis, both net profit for the financial year and the weighted average number of ordinary shares and ADS outstanding for the financial year were adjusted on the assumption that the convertible notes had been fully converted at the beginning of the year.

   (Note ii) As the number of ordinary Shares and equivalent ADS out-standing increased as a result of a stock split in 2004, the computation of basic and diluted earnings per share and equivalent ADS have been adjusted retroactively for the pro-portional change in the number of ordinary shares and equivalent ADS outstanding for all the periods presented to reflect the stock split.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

42. US GAAP INFORMATION (CONT'D)

     Condensed Combined Statements of Changes in Shareholders' Equity

Balance as of January 1, 2002                                                          30,856,584

Dividends relating to 2001                                                             (1,800,000)

Net profit attributable to shareholders for the year ended December 31, 2002            3,900,715

Conversion of convertible notes to new ordinary shares                                      1,655

Net deemed capital distribution to the Huaneng Group arising from the acquisition of the equity interests of the Shidongkou I Power Plant, the
   Taicang Power Company, the Huaiyin Power Company and the Changxing Power
   Plant and additional interests in the Shidongkou I Power Plant and the
   Taicang Power Company                                                               (2,034,222)

Contribution from Huaneng Group                                                            85,735

Distribution to HIPDC                                                                    (146,523)

Capital contribution from HIPDC arising from housing benefits provided by                  26,152
   HIPDC
                                                                                ------------------

Balance as of December 31, 2002                                                        30,890,096

Dividends relating to 2002                                                             (2,049,408)

Net profit attributable to shareholders for the year ended December 31, 2003            5,736,109

Conversion of convertible notes to new ordinary shares                                    165,548

 Net deemed capital distribution to Huaneng Group arising from the acquisition of the equity interests of the Qinbei Power Company, the
   Yushe Power Company and the Xindian Power Plant                                       (506,664)

Contribution from Huaneng Group                                                            95,767

Contribution from HIPDC                                                                   454,927

Capital contribution from HIPDC arising from housing benefits provided by
   HIPDC                                                                                   26,152
                                                                                ------------------

Balance as of December 31, 2003                                                        34,812,527

Dividends relating to 2003                                                             (3,013,836)

Net profit attributable to shareholders for the year ended December 31, 2004            5,740,320

Conversion of convertible notes to new ordinary shares                                        124

Net deemed capital distribution to the Huaneng Group arising from the
   acquisition of the Jinggangshan Power Plant and the Hanfeng Power Company             (984,915)

Net deemed capital distribution to HIPDC arising from the acquisition of the Luohuang Power Company, the Yueyang Power Company and the Yingkou
   Power Plant                                                                         (2,526,111)
                                                                                ------------------

Balance as of December 31, 2004                                                        34,028,109
                                                                                ==================

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

42.  US GAAP INFORMATION (CONT'D)

     Condensed Combined Statements of Cash Flows

                                                                      Year ended December 31,
                                                      ---------------------------------------------------------
                                                             2004              2003                2002
                                                      ------------------ ------------------ -------------------

Net cash provided by operating activities                   9,465,952       11,028,736            8,863,012

Net cash (used in) / provided by  investing
   activities                                             (11,825,975)      (6,297,349)           1,689,723

Net cash provided by / (used in) financing activities         355,621       (4,008,934)         (10,078,444)
                                                      ------------------ ------------------ -------------------

Net (decrease) / increase in cash and cash
   equivalents                                             (2,004,402)         722,453              474,291

Cash and cash equivalents, beginning of year                4,299,933        3,577,480            3,103,189
                                                      ------------------ ------------------ -------------------

Cash and cash equivalents, end of year                      2,295,531        4,299,933            3,577,480
                                                      ================== ================== ===================

Statement of Comprehensive Income

Under US GAAP, certain items shown as components of common equity must be more prominently reported in a separate statement as components of comprehensive income. However, for each of the years in the three-year period ended December 31, 2004, apart from the net income, there was no other comprehensive income which should be included in the statement of comprehensive income.

New Accounting Pronouncements


IFRS

In 2004, the International Accounting Standard Board ("IASB") issued a number of new and revised International Accounting Standards ("IASs") and International Financial Reporting Standards ("IFRSs") which are effective for accounting periods beginning on or after January 1, 2005. The list of the new or revised IASs and IFRSs is as follows:

IAS 1     Presentation of Financial Statements
IAS 2     Inventories
IAS 8     Accounting Policies, Changes in Accounting Estimates and Errors
IAS 10   Events after the Balance Sheet Date
IAS 16   Property, Plant, and Equipment
IAS 17   Leases
IAS 18   Revenue
IAS 19   Employee Benefits
IAS 21   The Effects of Changes in Foreign Exchange Rates
IAS 24   Related Party Disclosures
IAS 27   Consolidated and Separate Financial Statements
IAS 28   Investments in Associates

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

42. US GAAP INFORMATION (CONT'D)

New Accounting Pronouncements (Cont'd)

IFRS (Cont'd)

IAS 31   Interest in Joint Ventures
IAS 32   Financial Instruments: Disclosure and Presentation
IAS 33   Earnings per Share
IAS 36   Impairment of Assets
IAS 38   Intangible Assets
IAS 39   Financial Instruments: Recognition and Measurement
IAS 40   Investment Property
IFRS 2   Share-based Payment
IFRS 3   Business Combinations
IFRS 4   Insurance Contracts
IFRS 5   Non-current Assets Held for Sale and Discontinued Operations
IFRS 6   Exploration for and Evaluation of Mineral Resources

The Company and its subsidiaries have not completed the assessment of the effects of adopting these new or revised IASs and IFRSs.

US GAAP

In 2004, the Financial Accounting Standard Board ("FASB") issued Statement of Financial Accounting Standards No. 151, Inventory Costs - an amendment of ARB No. 43, Chapter 4 ("SFAS 151"), Statement of Financial Accounting Standards No. 152 Accounting for Real Estate Time-Sharing Transactions ("SFAS 152"), Statement of Financial Accounting Standards No. 153, Exchange of Nonmonetary Assets ("SFAS 153") and revised Statement of Financial Accounting Standards No. 123, Share-Based Payment ("Revised SFAS 123").

SFAS 151 amends and clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). It requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for inventory costs incurred during the fiscal years beginning after June 15, 2005. The Company considered the effects of adopting SFAS 151 and does not expect any material impact on the financial statements.


SFAS 152 amends FASB Statement No. 66, Accounting for Sales of Real Estate to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position ("SOP") 04-2, Accounting for Real Estate Time-Sharing Transactions and FASB Statement No. 67 Accounting for Costs and Initial Rental Operations of Real Estate Projects, to state the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. The accounting for those operations and cost is subject to the guidance in SOP 04-2. SFAS 152 is effective for financial statements for fiscal years beginning after June 15, 2005. The Company considered the effects of adopting SFAS 152 and does not expect any material impact on the financial statements.

SFAS 153 amends APB Opinion No. 29 on Accounting for Non-monetary Transactions, to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception of exchanges of non-monetary assets that do not have commercial substance. It defines a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company considered the effects of adopting SFAS 153 and does not expect any material impact on the financial statements.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

42. US GAAP INFORMATION (CONT'D)

New Accounting Pronouncements (Cont'd)

US GAAP (Cont'd)

Revised SFAS 123 is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation ("Original SFAS 123") and superseded APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. SFAS 123 establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. Revised SFAS 123 focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. Revised SFAS 123 is effective a) as at the beginning of the first interim or annual reporting period that begins after June 15, 2005 for public entities that do not file as small business issuers; b) as of the beginning of the first interim or annual reporting period that begins after December 15, 2005 for public entities that file as small business issuers; and c) as of the beginning of the first annual reporting period that begins after December 15, 2005 for non-public entities. The Company considered the effects of adopting Revised SFAS 123 and does not expect any material impact on the financial statements.

                                   Signature

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                      Huaneng Power International, Inc.


                                      By: /s/ Wang Xiao Song
                                          -----------------------------
                                      Name: Wang Xiao Song
                                      Title: Vice Chairman




Date: April 15, 2005

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


Date: April 15, 2005

                                               By: /s/ Li Xiaopeng
                                                   --------------------------
                                                   Li Xiaopeng, Chairman

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


Date: April 15, 2005

                                          By: /s/ Huang Jian
                                              -------------------------------
                                              Huang Jian, Chief Accountant

Exhibit 13.1

                   Certification of CEO and CFO Pursuant to
                            18 U.S.C. Section 1350,
                            as Adopted Pursuant to
                 Section 906 of the Sarbanes-Oxley Act of 2002

         In connection with the Annual Report on Form 20-F of Huaneng Power International, Inc. (the "Company") for the year ended December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Li Xiaopeng, as Chairman of the Company, and Huang Jian, as Chief Accountant of the Company, each hereby certifies, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that, to the best of his knowledge:

         (1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934;
and

         (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.



By: /s/ Li Xiaopeng
Name: Li Xiaopeng
Title:   Chairman
Date:   April 15, 2005


By: /s/ Huang Jian
Name: Huang Jian
Title:   Chief Accountant
Date:   April 15, 2005


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