Form 20-F
period 2005-12-31
HUANENG POWER INTERNATIONAL INC
filed 2006-06-26
CIK 929058

[LOGO GRAPHIC OMITTED]

                       HUANENG POWER INTERNATIONAL, INC.











                             [LOGO GRAPHIC OMITTED]








                          Annual Report On Form 20-F
                                     2005

     As filed with the Securities and Exchange Commission on June 26, 2006

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            ________________________

                                   FORM 20-F
(Mark One)
     [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
         SECURITIES EXCHANGE ACT OF 1934

                                       OR

     |X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES
         EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005
                                       OR

     [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES
         EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM ____ TO

                                       OR

     [ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934

Date of event requiring this shell company report ...................

         For the transaction period form ____________ to __________


                        Commission file number: 1-13314
                        -------------------------------

                               [GRAPHIC OMITTED]
                       HUANENG POWER INTERNATIONAL, INC.
             (Exact name of Registrant as specified in its charter)
                    ________________________________________

                           PEOPLE'S REPUBLIC OF CHINA
                (Jurisdiction of incorporation or organization)
                    ________________________________________

                    WEST WING, BUILDING C, TIANYIN MANSION,
          2C, FUXINGMENNAN STREET, BEIJING, PEOPLE'S REPUBLIC OF CHINA
                    (Address of principal executive offices)
                    ________________________________________

 Securities registered or to be registered pursuant to Section 12(b) of the Act.

                                                        Name of each exchange
 Title of Each Class                                     on which registered
 -------------------                                     -------------------
Ordinary American Depositary Shares..................  New York Stock Exchange
Overseas Listed Foreign Shares of RMB 1.00 each......   New York Stock Exchange*


 Securities registered or to be registered pursuant to Section 12(g) of the Act.
                                      NONE
                                (Title of Class)


Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
                                      NONE
                                (Title of Class)
                    ________________________________________

         Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

                          Yes  [X]            No  [ ]

         Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

     Domestic Shares of RMB 1.00 each.........................    9,000,000,000
     Overseas Listed Foreign Shares of RMB 1.00 each..........    3,055,383,440

         If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

                          Yes  [X]            No  [ ]

         Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                          Yes  [X]            No  [ ]

         Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

   Large accelerated filer [X]  Accelerated filer [ ]  Non-accelerated filer [ ]

Indicate by check mark which financial statement item the registrant has elected to follow.

                          Item 17  [X]        Item 18  [ ]

         If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

                          Yes  [ ]            No  [X]

_____________________

* Not for trading, but only in connection with the registration of American Depositary Shares.


===============================================================================


                               TABLE OF CONTENTS

                                                                                                                Page
PART I.  .........................................................................................................1
         ITEM 1   Identity of Directors, Senior Management and Advisers...........................................1
         ITEM 2   Offer Statistics and Expected Timetable.........................................................1
         ITEM 3   Key Information.................................................................................1
                  A.       Selected Financial Data................................................................1
                  B.       Capitalization and Indebtedness........................................................3
                  C.       Reasons for the offer and use of proceeds..............................................3
                  D.       Risk factors...........................................................................3
         ITEM 4   Information on the Company......................................................................8
                  A.       History and development of the Company.................................................8
                  B.       Business overview......................................................................8
                  C.       Organizational Structure..............................................................15
                  D.       Property, plants and equipment........................................................16
         ITEM 4A  Unresolved Staff Comments......................................................................29
         ITEM 5   Operating and financial review and prospects...................................................29
                  A.       General...............................................................................29
                  B.       Operating results.....................................................................32
                  C.       Financial position....................................................................40
                  D.       Liquidity and cash resources..........................................................45
                  E.       Trend information.....................................................................50
                  F.       Performance of significant investments and their prospects............................50
                  G.       Employee benefits.....................................................................50
                  H.       Related Party Transactions............................................................50
                  I.       Guarantee on Loans and Restricted Assets..............................................51
                  J.       Off-balance sheet arrangements........................................................51
                  K.       Tabular Disclosure of Contractual Obligations and Commercial Commitments..............51
         ITEM 6   Directors, Senior Management and Employees.....................................................52
                  A.       Directors, members of the supervisory committee and senior management.................52
                  B.       Compensation of Directors and Officers................................................56
                  C.       Board Practice........................................................................58
                  D.       Employees.............................................................................58
                  E.       Share Ownership.......................................................................59
         ITEM 7   Major Shareholders and Related Party Transactions..............................................59
                  A.       Major shareholders....................................................................59
                  B.       Related party transactions............................................................61
                  C.       Interests of experts and counsel......................................................68
         ITEM 8   Financial Information..........................................................................68
                  A.       Consolidated statements and other financial information...............................68
                  B.       Significant Changes...................................................................69
         ITEM 9   The Offer and Listing..........................................................................69
                  A.       Offer and listing details and markets.................................................69
         ITEM 10  Additional Information.........................................................................70
                  A.       Share Capital.........................................................................70
                  B.       Memorandum and articles of associate..................................................70
                  C.       Material Contracts....................................................................76
                  D.       Exchange controls.....................................................................76
                  E.       Taxation................................................................................
                  F.       Dividends and paying agents...........................................................81
                  G.       Statement by experts..................................................................81
                  H.       Documents on display..................................................................81
                  I.       Subsidiary information................................................................81
                  J.       Comparison of New York Stock Exchange Corporate Governance Rules
                           and China Corporate Governance Rules For listed Companies.............................82
         ITEM 11  Quantitative and Qualitative Disclosures About Market Risk.....................................84
         ITEM 12  Description of Securities Other than Equity Securities.........................................86
PART II. ........................................................................................................86
         ITEM 13  Defaults, Dividend Arrearages and Delinquencies................................................86


         ITEM 14  Material Modifications to the Rights of Security Holders and Use of Proceeds...................86
         ITEM 15  Controls and Procedures........................................................................86
         ITEM 16  Reserved ......................................................................................86
         ITEM 16A Audit Committee Financial Expert...............................................................86
         ITEM 16B Code of Ethics.................................................................................86
         ITEM 16C Principal Accountant Fees and Services.........................................................87
         ITEM 16D Exemptions from the Listing Standards for Audit Committees.....................................87
         ITEM 16E Purchases of Equity Securities by the Issuer and Affiliated Purchasers.........................88
         ITEM 17  Financial Statements...........................................................................88
         ITEM 18  Financial Statements...........................................................................88
         ITEM 19  Exhibit  ......................................................................................88

                                  INTRODUCTION


             We maintain our accounts in Renminbi yuan ("Renminbi" or "RMB"), the lawful currency of the People's Republic of China (the "PRC" or "China"). References herein to "US$" or "US Dollars" are to United States Dollars, and references to "HK$" are to Hong Kong Dollars. References to ADRs and ADSs are to American Depositary Receipts and American Depositary Shares, respectively. Translations of amounts from Renminbi to US Dollars are solely for the convenience of the reader. Unless otherwise indicated, any translations from Renminbi to US Dollars or from US Dollars to Renminbi were translated at the average rate announced by the People's Bank of China (the "PBOC Rate") on December 31, 2005 of US$1.00 to RMB 8.0702. No representation is made that the Renminbi or US Dollar amounts referred to herein could have been or could be converted into US Dollars or Renminbi, as the case may be, at the PBOC Rate or at all.

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

             References to "Huaneng Group" are to China Huaneng Group.

             References to the "key contracts" refer to coal purchase contracts entered into between the Company and coal suppliers at the annual national coal purchase conferences attended by, among others, representatives of power companies, coal suppliers and railway authorities. These conferences were coordinated and sponsored by National Development and Reform Commission (`NDRC'). The Company enjoys priority railway transportation services with respect to coal purchased under such contracts.

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

                                    PART I.

ITEM 1   Identity of Directors, Senior Management and Advisers


         Not applicable.

ITEM 2   Offer Statistics and Expected Timetable


         Not applicable.

ITEM 3   Key Information

A.       Selected Financial Data


         Our consolidated balance sheet data as of December 31, 2005 and 2004 and the consolidated income statement and cash flow data for each of the years in the three-year period ended December 31, 2005 are derived from the historical financial statements included herein. Our consolidated balance sheet data as of December 31, 2003, 2002 and 2001 and income statement and cash flow data for each of the years in the two-year period ended December 31, 2002, are derived from the historical financial statements not included herein. The Selected Financial Data should be read in conjunction with the consolidated financial statements and "Item 5 - Operating and Financial Review and Prospects". The financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") which differ from the generally accepted accounting principles in the United States of America ("US GAAP").


         In accordance with IFRS, we have adopted the acquisition method to account for our acquisitions of power plants in 2003, 2004 and 2005. Accordingly, the consolidated financial statements and, except as otherwise noted, all other IFRS financial information presented in this Annual Report, include the results of these power plants, only from the respective dates of acquisition. In contrast, under US GAAP, our acquisitions of those power plants stated in Note 41 to the Financial Statements, are considered as combination of entities under common control and the acquired assets and liabilities are accounted for at historical cost in a manner similar to pooling of interests method. Accordingly, the consolidated financial statements for all periods presented have been retroactively restated as if the current structure and operations had been in existence since inception. The differences between IFRS and US GAAP that would have significant impact on the net income for each of the years in the three-year period ended December 31, 2005 and the equity as of December 31, 2005 and 2004 are set forth in Note 41 to the Financial Statements. The Selected Financial Data may not be indicative of future earnings, cash flows or financial position.



                                                               Year Ended December 31,
                                 -----------------------------------------------------------------------------------
                                    2001(1)       2002(1)       2003(1)        2004(1)         2005         2005
RMB and US Dollars in thousands      (RMB)         (RMB)         (RMB)          (RMB)         (RMB)       (US$)(2)
except per share data            -------------   --------     ---------     ----------      ----------   -----------
                                   Restated      Restated      Restated      Restated

Income Statement Data
IFRS

Operating revenue..............    15,816,656    18,512,585    23,433,572     30,150,602    40,190,004     4,980,051
Sales tax......................       (25,294)      (38,116)      (45,335)       (32,324)     (113,475)      (14,061)
Operating expenses.............   (10,777,328)  (12,896,455)  (16,315,075)   (23,200,088)  (33,067,563)   (4,097,490)
                                  ------------  ------------  ------------   ------------  ------------   ------------
Profit from operations.........     5,014,034     5,578,014     7,073,162      6,918,190     7,008,966       868,500
Total financial expenses, net..      (796,215)     (510,265)     (544,285)      (739,784)   (1,124,391)     (139,326)
Investment income, net.........        24,671         1,288        10,705         20,554        60,872         7,543
Share of (loss) / profit of
  associates...................        (5,381)      (16,204)      160,509        312,037       644,376        79,846
Other income, net..............            --            --        12,070         18,666         2,385           295
                                  ------------  ------------  ------------   ------------  ------------   ------------
Profit before tax..............     4,237,109     5,052,833     6,712,161      6,529,663     6,592,208       816,858
Income tax expenses............      (715,220)     (975,795)   (1,097,859)      (948,734)   (1,044,297)     (129,402)
                                  ------------  ------------  ------------   ------------  ------------   ------------
Profit for the year............
                                    3,521,889     4,077,038     5,614,302      5,580,929     5,547,911       687,456
                                  ============  ============  ============   ============  ============   ============



                                                               Year Ended December 31,
                                 ------------------------------------------------------------------------------------------
                                    2001(1)         2002(1)         2003(1)          2004(1)         2005           2005
RMB and US Dollars in thousands      (RMB)           (RMB)           (RMB)            (RMB)         (RMB)         (US$)(2)
except per share data            -------------     --------       ---------       ----------      ----------     ----------
                                   Restated      Restated      Restated      Restated

Income Statement Data (Cont'd)
IFRS

Attributable to:
Equity holders of the Company...     3,450,658       3,921,004       5,430,408       5,323,876     4,871,794       603,677
Minority interests..............        71,231         156,034         183,894         257,053       676,117        83,779
                                   ------------   ------------    ------------    ------------  ------------   ------------
Net profit......................     3,521,889       4,077,038       5,614,302       5,580,929     5,547,911       687,456
                                   ============   ============    ============    ============  ============   ============
Basic earnings per share........          0.31            0.33            0.45          0.44            0.40          0.05
Fully diluted earnings per share          0.30            0.33            0.45          0.44            0.40          0.05

US GAAP(3)

Operating revenue...............                                    30,494,213      35,181,649    40,190,004     4,980,051
Net profit attributable to
  shareholders..................                                     5,898,580       6,039,429     5,429,925       672,836
Basic earnings per share........                                          0.49            0.50          0.45          0.06
Fully diluted earnings per share                                          0.49            0.50          0.45          0.06



                                                                    As of December 31,
                                    ------------------------------------------------------------------------------------
                                        2001          2002          2003            2004           2005          2005
                                   ------------   -----------   ------------   ------------    ------------  ------------
RMB and US Dollars in thousands      (RMB)          (RMB)          (RMB)           (RMB)          (RMB)        (US$)(2)
except per share data

Balance Sheet Data
IFRS

Current assets..................    10,763,919    7,685,441      8,303,195       9,653,653       12,063,175   1,494,780
Property, plant and equipment,
   net..........................    37,557,114   41,103,468     42,658,365      57,780,410       78,997,297   9,788,766
Available-for-sale investment...            --      254,990        254,990         254,990        1,033,225     128,030
Investments in associates.......       226,488      200,960      2,766,031       4,328,307        4,593,984     569,253
Land use rights and other
   non-current assets...........       970,759    1,067,838      1,037,859       1,771,916        2,016,144     249,825
Deferred income tax assets......            --           --         21,311          97,539           64,075       7,940
Goodwill........................            --      126,560        298,876         376,726          671,796      83,244
Less: negative goodwill.........    (2,225,505)  (1,978,227)    (1,730,949)     (1,483,670)              --          --
                                   ------------   -----------   ------------   ------------    ------------  ------------
Total assets....................    47,292,775   48,461,030     53,609,678      72,779,871       99,439,696  12,321,838
                                   ------------   -----------   ------------   ------------    ------------  ------------
Current liabilities.............    (8,922,347)  (7,652,216)    (9,242,408)    (16,732,953)     (23,107,142) (2,863,268)
Non-current liabilities.........    (9,590,637)  (9,482,050)    (9,256,718)    (16,515,006)     (30,188,367) (3,740,721)
Total liabilities...............  ------------  -------------  --------------  --------------  ------------  ------------
                                   (18,512,984) (17,134,266)   (18,499,126)    (33,247,959)     (53,295,509) (6,603,989)
                                   ------------  -----------   ------------    ------------    ------------  ------------
Net assets......................    28,779,791   31,326,764     35,110,552      39,531,912       46,144,187   5,717,849
                                  ============   ===========   ============    ============     ============ ============
Total equity....................    28,779,791   31,326,764     35,110,552      39,531,912       46,144,187   5,717,849
                                  ============   ===========   ============    ============     ============ ============

US GAAP (3)

Total assets....................                                                81,641,120       93,875,754  11,632,395
Total liabilities...............                                               (42,127,706)     (52,464,419) (6,501,006)
Minority interests..............                                                (4,126,923)      (4,954,726)   (613,953)
                                                                               ------------     ------------ ------------
Net assets......................                                                35,386,491       36,456,609   4,517,436
                                                                               ============     ============ ============
Shareholders' equity............                                                35,386,491       36,456,609   4,517,436
                                                                               ============     ============ ============


                                                          Year Ended December 31,
                             --------------------------------------------------------------------------------------
                                 2001          2002          2003           2004           2005           2005
                             -----------  -----------  ------------    -----------   ------------   ---------------
RMB and US Dollars in           (RMB)          (RMB)        (RMB)          (RMB)           (RMB)        (US$)(2)
thousands except per
share data
Cash Flow Data
IFRS

Purchase of property,
   plant and equipment..     (2,870,858)  (1,594,210)   (3,606,704)     (9,877,553)   (13,842,293)   (1,715,235)
Net cash provided by
   operating activities.      5,918,896    7,079,718     9,533,289       8,162,701      8,680,850     1,082,758
Net cash (used in) /
   provided by
   investing activities.     (4,564,536)   1,074,101    (5,225,080)    (13,650,285)   (15,413,369)   (1,909,912)
Net cash (used in) /
   provided by
   financing activities.     (1,169,597)  (7,324,354)   (3,182,162)      3,654,467      7,084,653       877,878

US GAAP (3)

Purchase of property,
    plant and equipment.                                (6,799,560)    (11,876,838)   (14,491,798)   (1,795,717)
Net cash provided by
   operating activities.                                12,284,122      11,028,971      9,313,657     1,154,080
Net cash used in
    investing activities                                (7,708,774)    (13,067,191)   (14,587,880)   (1,807,623)
Net cash (used in) /
    provided by
    financing activities                                (3,753,866)        226,001      5,059,653       626,955

Other Financial Data
IFRS and US GAAP

Dividend declared per
    share...............           0.15         0.17          0.25            0.25           0.25          0.03
Number of ordinary
   shares ('000)........      12,000,000  12,000,548    12,055,342      12,055,383     12,055,383    12,055,383

_________________
(1) The Company adopted revised International Accounting Standard 1 "Presentation of Financial Statements", under which the consolidated operating results of prior years were restated for presentation purposes. There is no change in the net operating results of these periods.

(2) The US Dollar data has been translated from RMB solely for convenience at the PBOC Rate on December 31, 2005 of US$1.00 to RMB 8.0702. See "Item 10 Additional Information -- Exchange control for more information on exchange rates between RMB and US Dollars".

(3) The amounts as of December 31, 2005 and 2004 and for each of the years in the three-year period ended December 31, 2005 are presented to reflect the acquisitions of the power plants in a manner similar to pooling of interests method as well as the effects of other differences between IFRS and US GAAP.

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

         Since 1995, we have charged and collected power rates that were designed to enable us to recover all operating and debt service costs and to earn a fixed return on our Net Fixed Assets for certain of our power plants under the pricing policy applicable to us (the "Pricing Policy"). However, there can be no assurance that there will not be any change in the implementation of the power rate setting principles that could materially and adversely affect our operations. In addition, the PRC government started in 1999 to experiment with a program to effect power sales through a bidding process in some of the provinces where we operate our power plants. The power rates for power sold by this bidding process are generally lower than the approved power rates for planned output. Although the power sales through the bidding process in the last few years constituted only a small fraction of our total output, it is expected that the government will expand the program in the future. On July 3, 2003, the State Council approved an electricity pricing reform plan and made it clear that the long-term objective of electric power pricing reform is to establish a standardized and transparent power price setting mechanism. In 2005, NDRC issued several interim measures to carry out the pricing reform plan in the transition period. At present, detailed rules for implementation of these interim measures are still in the process of being formulated. There is no assurance that the power pricing reform will not adversely affect our power rates and results of operation. See "Item 4 Information of the Company - B Business Overview - Pricing Policy".

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

The power industry reform may negatively affect our business

         PRC government in 2002 announced and started to implement measures to further reform the power industry, with the ultimate goal to create a more open and fair power market. As part of the reform, five power generation companies, including Huaneng Group, were created or restructured to take over all the power generation assets originally belonging to the State Power Corporation of China. In addition, two grid companies were created to take over the power transmission and distribution assets originally belonging to the State Power Corporation of China. An independent power supervisory commission, the State Electricity Regulatory Commission ("SERC"), was created to regulate the power industry. It is uncertain how these reform measures and any further reforms are going to be implemented and how they will impact our business. We may face enhanced competition as the reform is being carried out.

We are effectively controlled by Huaneng Group and HIPDC, whose interests may differ from those of our other shareholders

         Huaneng Group and HIPDC currently hold 8.75% and 42.03% of our outstanding shares respectively. As Huaneng Group is HIPDC's parent company, they exert effective control on us in concert. Their interests may sometimes conflict with those of our other minority shareholders. There is no assurance that Huaneng Group and HIPDC will always vote their shares, or direct the directors nominated by them to act in a way that will benefit our other minority shareholders.

Disruption in fuel supply and its transportation as well as increase in fuel price may adversely affect the normal operation of our power plants

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

         In addition, our results of operation are sensitive to the fluctuation of fuel price. Since 2003, the continuous increase of coal price has increased our costs substantially and caused our profits to decline. Although the government has established an electricity and coal price linkage mechanism to allow power generation companies to increase their power rates to respond to the increase of coal price, the implementation of the mechanism is subject to significant conditions and uncertainty. There is no assurance that we will be able to adjust our power rates to pass on the increase of coal price to our customers. For a detailed discussion of the electricity and coal price linkage mechanism, see "Item 4 Information of the Company-B Business Overview - Pricing Policy".

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

Operation of power plants involves many risks and we may not have enough insurance to cover the economic losses if any of our power plants' ordinary operation is interrupted

         The operation of power plants involves many risks and hazards, including breakdown, failure or substandard performance of equipment, improper installation or operation of equipment, labor disturbances, natural disasters, environmental hazards and industrial accidents. The occurrence of material operational problems, including but not limited to the above events, may adversely affect the profitability of a power plant. We currently maintain property all risks insurance and machinery breakdown insurance for all of our power plants in the amounts that we believe to be adequate. Such insurance, however, may not provide adequate coverage in certain circumstances. In particular, in accordance with industry practice in the PRC, we currently maintain business interruption insurance only for one of our power plants, and except for third party liability insurance coverage for accidents during construction and equipment installation, do not carry any third party liability insurance to cover claims in respect of bodily injury or property or environmental damage arising from accidents on our property or relating to our operation or any other types of assets insurances. Although each of our power plants has a good record of safe operation, there is no assurance that the afore-mentioned accidents will not occur in the future.

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

         The value of the Renminbi against the US dollar and other currencies may fluctuate and is affected by, among other things, changes in China's political and economic conditions. The conversion of Renminbi into foreign currencies, including US dollars, has historically been set by the People's Bank of China. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the US dollar. Under the new policy, the Renminbi is permitted to fluctuate within a band against a basket of certain foreign currencies. This change in policy resulted initially in an approximately 2.0% appreciation in the value of the Renminbi against the US dollar. Since the adoption of this new policy, the value of Renminbi against the US dollar has fluctuated on a daily basis within narrow ranges, but overall has further strengthened against the US dollar. There remains significant international pressure on the PRC government to further liberalize its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the US dollar. However, there is no assurance that there will not be a devaluation of Renminbi in the future. If there is such a devaluation, our debt servicing cost will increase and the return to our overseas investors may decrease.

We are in the process of improving our internal controls and management system to enable us to certify the effectiveness of our internal controls under the Sarbanes-Oxley Act of 2002. Our failure to timely and successfully improve these controls and systems could subject us to regulatory actions and harm the price of our stock

         The United States Securities and Exchange Commission, as required by
Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company in the United States to include a management report on such company's internal controls over financial reporting in its annual report, which contains management's assessment of the effectiveness of the company's internal controls over financial reporting. In addition, an independent registered public accounting firm must attest to and report on management's assessment of the effectiveness of the Company's internal controls over financial reporting. These requirements will first apply to our annual report on Form 20-F for the fiscal year ending December 31, 2006. During the course of our preparation for compliance with Section 404 of the Sarbanes-Oxley Act, we have identified certain deficiencies in our internal controls over financing reporting. Although we have already taken remedial measures to make necessary improvements, we cannot assure you that we will be able to effectively and completely remediate those identified deficiencies in time to comply with Section 404 of the Sarbanes-Oxley Act, nor can we assure you that our management and independent registered public accounting firm will conclude our internal controls over financial reporting is effective based on their evaluations. Our failure to satisfactorily comply with our obligations under Section 404 of the Sarbanes-Oxley Act of 2002 could subject us to regulatory scrutiny, and result in a loss of public confidence in our management, which could, among other things, adversely affect our stock price.

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

Risks relating to the PRC economic, political and social conditions as well as government policies could significantly affect our business

         All of our business, assets and operations are located in China. The economy of China differs from the economies of most developed countries in many respects, including government involvement, level of development, economy growth rate, control of foreign exchange, and allocation of resources.

         The economy of China has been transitioning from a planned economy to a more market oriented economy. Although the majority of productive assets in China are still owned by the PRC government at various levels, in recent years the PRC government has implemented economic reform measures emphasizing utilization of market forces in the development of the economy of China and a high level of management autonomy. Some of these measures will benefit the overall economy of China, but may have a negative effect on us. For example, our operating results and financial condition may be adversely affected by changes in taxation, changes in power rates for our power plants, changes in the usage and costs of state controlled transportation services, and changes in state policies affecting the power industry.

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

         In January, 2005, we acquired 60% equity interest of Huaneng Sichuan Hydropower Co., Ltd. ("Sichuan Hydropower") and 65% equity interest of Gansu Huaneng Pingliang Power Generation Limited Liability Company ("Pingliang Power Plant") from the Huaneng Group. These acquisitions increased our attributable generation capacity by 1,146 MW and attributable capacity under construction by 389 MW. The total consideration for these acquisitions was RMB 2.025 billion.

         In June 30, 2005, we acquired 26.36% additional equity interest in Jiangsu Huaneng Huaiyin Power Limited Company ("Huaiyin Power Company") from Jiangsu Yueda Investment Co., Ltd. ("Jiangsu Yueda"). The acquisition increased our attributable generation capacity by 116 MW, and the consideration for the acquisition was RMB 200.60 million.

         At the end of 2005, we paid the consideration of RMB 126 million to Huaneng Group and advanced a payment (which will represent an injection of capital) of RMB 162 million to China Huaneng Finance Corporation Ltd. ("Huaneng Finance") in order to acquire 20% equity interest in Huaneng Finance. The acquisition became effective subsequent to the year end.

         On April 19, 2006, we completed our shareholding reform process, in which Huaneng Group and HIPDC offered three shares to each holder of A shares for every ten shares held by such holder. The total number of shares offered by Huaneng Group and HIPDC in connection with this reform was 15,000,000 shares. As a result of the shareholding reform process, all the previously non-circulated domestic shares were allowed to be circulated subject to certain lock-up arrangements made by the holders of those shares. Huaneng Group and HIPDC committed not to sell their shares within sixty months after April 19, 2006, while the other previously non-circulated domestic shareholders committed not to sell within one year since then. The shareholding reform process will not affect the shareholding of overseas listed foreign shares.

         See "Item 5 Operating and Financial Review and Prospects -- Liquidity and Cash Resources" for a description of our principal capital expenditures since the beginning of its last three financial years.

B.       Business overview

         We are one of China's largest independent power producers based on the total attributable generation capacity of 23,549 MW as of March 31, 2006. We wholly own 16 operating power plants and have controlling interests in 12 operating power companies and minority interests in 4 operating power companies. Our power plants are in 13 of China's provinces: Liaoning, Hebei, Shanxi, Shandong, Henan, Fujian, Jiangsu, Zhejiang, Guangdong, Jiangxi, Gansu, Hunan, Sichuan, and in Shanghai and Chongqing Municipalities. In 2005, our power plants had an average availability factor of 92.93% and an average capacity factor of 70.68%. We also have 7,040 MW total generation capacity under construction in the same areas. We believe that these areas where our power plants are located present greater potential for increasing demand for electricity and enjoy the most favorable conditions for running power plants. To maintain our leadership position among independent power producers and to enhance shareholders' value, we will focus on more efficient operation of our current power plants and aggressively pursue our development strategy. Our development strategy is to place equal emphasis on acquisition and development, on greenfield and expansion plants, on coal-fuel and other feasible fuel sources, and on domestic and foreign resources.

         We will also continue to leverage our relationship with HIPDC, our controlling shareholder, as well as with Huaneng Group, the controlling shareholder of HIPDC, in respect of acquisition and development of power projects. We have a preferential right to purchase interest in existing power plants owned by Huaneng Group and HIPDC and the preferential right on all of their respective future power development projects that we may realistically develop. In 2002, the restructured Huaneng Group reiterated its support policy to us. Furthermore, we entered into an Entrusted Management Agreement with Huaneng Group and HIPDC in relation to the management of their respective coal-fired power plants. By entering into the Entrusted Management

Agreement, we will further accumulate management experience as a result of the expansion of our operation scale and set a precedent for large-scale and multi-entities entrusted management in the PRC. Some of these coal-fired power plants could be our potential acquisition targets. In addition, we may also entrust to Huaneng Group the management of our power plants under certain circumstances. Please see "Item 7 -- Major Shareholders and Related Party Transactions" for a detailed description of the Entrusted Management Agreement.

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

         In 2005, our business operations were adversely affected by the rising price and poor quality of coal supplies caused by coal shortages on a nationwide basis. Although we took various cost-control measures, we were not able to fully offset the adverse effect that the rising coal prices had on the cost of our operations.

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

Approval process

         In 2003, NDRC was created to replace the former State Development Planning Commission. Prior to July, 2004, any project proposal and supporting documents for new power plants must first be submitted to the NDRC for approval and then be submitted to the State Council. In July, 2004, the State Council of the PRC reformed the fixed asset investment regulatory system in China. Under the new system, new projects in the electric power industry that do not use government funds will no longer be subject to the examination and approval procedure. Instead, they will only be subject to a confirmation and registration process. Coal-fired projects will be confirmed by and registered with the relevant department of the central government while non-coal fired power plants will be subject to confirmation and registration by the relevant local government departments. Under a circular issued by NDRC in September 2004, coal-fired power plants with installed capacity of 1,200 MW or more will be subject to confirmation by the NDRC and the State Council.

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

         On April 1, 1996, the central government reduced the "general level" of China's import duties to 23%. Along with the change in import duties, preferential import duty treatment, including exemptions and reductions, for equipment and raw materials imported by foreign-invested enterprises ("FIEs") were eliminated. As a FIE, we had enjoyed duty-free treatment of equipment imported for the power plants wholly owned by us. Under the new regulations implemented after 1996, equipment and raw materials imported by FIEs may continue to enjoy duty-free treatment if the relevant project was approved before April 1, 1996. In October, 1997 the central government further lowered the general level of China's import duties to 17%. Any import duties will be reflected in adjustments to our power rates under the Pricing Policy and the Electric Power Law. In addition, the central government in 1998 reinstated the import-duty exemption policy for equipment imported by FIEs that invested in projects encouraged by the central government under the Catalogue for the Guidance of Foreign Investment Industries that is amended by the PRC government from time to time ("the Catalogue"). Pursuant to the current Catalogue effective on January 1, 2005, construction and operation of coal-fired power plants with 300 MW or larger generating units or of power plants with clean-burning coal technologies belong to the category of encouraged projects. Under the relevant Chinese laws, FIEs will continue to be entitled to import duty exemption with respect to imported equipment and raw materials for investment projects that fall into the encouraged category under the current Catalogue. As a FIE, we are eligible for import-duty exemption for imported generating units, as all of our planned power plants or power plants under construction meet the conditions for encouraged projects under the current Catalogue.

         In 2005, we started going through the procedures for import-duty exemption for imported generating equipments in the amount of RMB 100 million for the Yuhuan project.

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

      Pricing policy

         Because we were established to develop power plants using advanced equipment and technology financed with foreign and domestic loans, our power rates, under the authority of State Council Document 72, were initially designed to ensure recovery of all production and financing costs and yield a profit of RMB 40 to RMB 50 per MWh during the period when such loans were outstanding.

         On June 6, 1994, the former Ministry of Electric Power ("MEP") announced the Pricing Policy applicable to us, specifying that our power rates should be determined with reference to international principles and methods for setting power rates based upon the return on Net Fixed Assets methodology to which international investors are accustomed.

         We have been able to recover costs, and generate a profitable return under the Pricing Policy. However, there is no assurance that the government agencies will approve our proposed power rates in accordance with the Pricing Policy. Our power rates approved by the government authorities in the last several years represented a rate of return on Net Fixed Assets below the permitted 15%.

         The PRC government has moved toward reforming the existing power pricing mechanism. The Electric Power Law, which came into effect in 1996, has provided for the general principles for determining power rates in the future. The power rate granted to a power producer shall be formulated to provide reasonable compensation for costs as well as a reasonable return, to share expenses fairly and to promote the construction of power projects.

         On July 3, 2003, the State Council approved a power pricing reform plan and made it clear that the long-term objective of power pricing reform is to establish a standardized and transparent power price setting mechanism.

         In 2003, coal prices increased and certain parts of China experienced severe power shortage due to increased demand for power caused by various factors including the rapid expansion of the Chinese economy. To adjust the demand and supply for electric power and also to address the adverse effect that the increase of coal prices had on the power industry, NDRC issued several circulars to permit power generation companies to adjust their power rates.

         In December, 2004, to more effectively address the problem of rising coal prices, NDRC proposed and the State Council approved a pricing mechanism that would establish a link between power and coal prices, allowing power generation companies to increase their rates to account for coal price increases. In May 2005, NDRC issued a circular to increase on-grid rates and retail rates in the Northern region, Central region, Eastern region, Northwest region and Southern region pursuant to the power and coal price linkage mechanism. We accordingly increased on-grid rates of our power plants in the Northern region, Central region, Eastern region and Southern region on May 1, 2005, and on-grid rates of our power plants in the Northwest region on July 15, 2005.

         In 2005, NDRC issued several interim measures to implement the power pricing reform plan in the transition period. At present, detailed rules for implementation of the interim measures are still in the process of being formulated.

         See "Item 5 Operating and Financial Review and Prospects -- Trend Information" for a detailed discussion of this new pricing mechanism.

Power sales

         Each of our power plants has entered into a written agreement with the local grid companies for the sales of its power output. Generally, the agreement has a fixed term of one year and provides that the annual utilization hours of the power plant will be determined with reference to the average annual utilization hours of the similar generating units connected to the same grid.

         In 2003, SERC and the State Administration of Commerce and Industry jointly promulgated a model contract form (the "Model Contract Form") for use by power grid companies and power generation companies in connection with electricity sale and purchase transactions. The Model Contract Form contains provisions on the parties' rights and obligations, amount of electricity subject to purchase, payment method and liabilities for breach of contract, etc. We believe that the publication of the Model Contract Form has facilitated the negotiation and execution of electricity purchase contracts between power grid companies and power generation companies in a fair, transparent and efficient manner, thereby reducing transaction costs and improving performance rate of both power grid companies and power generation companies. In 2005, most of the agreements entered into between our power plants and the local grid companies were based on the Model Contract Form.

Power market in the Northeast region

         The power market in the Northeast region commenced simulated operation on January 15, 2004 by adopting a "two-tier pricing with full output bidding" mode, under which on-grid rates are comprised of capacity rates and output rates. While capacity rates are formulated by the government, output rates are determined through a bidding process held on monthly and annual basis. The power market in the Northeast region started settlement at actual bidding price since May 2005, and carried out 2006 annual price bidding in early 2006. After then, the market operation was suspended. The power regulatory authorities are currently in the process of accumulating the relevant experience, researching the further plan, and preparing for resuming trial operation when the timing is appropriate.

         We have three power plants in the Northeast region, namely Dalian Power Plant, Dandong Power Plant and Yingkou Power Plant with a total of eight generating units and an aggregate generation capacity of 2,740 MW. All of these power plants consist of generating units with large-capacity and the management has put in place a strong management team to manage these plants.

         To ensure a fair market environment for the three power plants in Liaoning, we will keep ourselves updated on the changes of the relevant rules and will actively support and participate in the establishment of the power market of the Northeast region. We believe that we can optimize our competitive strengths under a fair, reasonable and open market environment.

Power market in the Eastern region

         The power market in the Eastern region commenced simulated operation of monthly price bidding and daily price bidding respectively on May 18 and October 28, 2005. Unlike the operating mode of the power market in the Northeast region, there is a "one-tier pricing with partial output bidding" mode applicable here. Only 10% of the planned output was sold through the price bidding process; and 90% was still subject to the price approved by the government. The power market in the Eastern region commenced trial operation in early April 2006, and completed the first two phases of trial operation at the end of April. The SERC is expected to launch the third phase of trial operation when the timing is appropriate.

         Currently, we have 8 power plants consisting of 26 power generating units with an aggregate generation capacity of 9,024 MW, representing 14.09% of the aggregate capacity of all bidding units in the Eastern region. Most of our power plants are located in regional loading centres of Jiangsu, Shanghai and Fujian, and consist of individual units with large-capacity and high-performance, together with small number of employees and a strong management team. Under our centralized management, these power plants will remain highly competitive in their markets.

Power market in the other regions

         The power market in the Southern region commenced simulated operation of annul price bidding in November 2005 and is expected to enter into trial operation at the end of 2006.

         The power market in the Central region is expected to commence simulated operation at the end of 2006.

         Establishing regional power markets and increasing the use of the bidding method are the general trend in China's power market reform, which is conducive to creating a competition environment that is fair, transparent and equitable. We believe that this reform will benefit us in the long-term. We will adopt different bidding strategies and fully take advantage of the large scales of our power plants in accordance with the specific circumstances of different power grids and different power plants, thereby maximizing our profits in the power bidding process. We also believe that our large and highly efficient generating units are competitive in a more open, orderly and fair market.

         The following table sets forth the average power rates (RMB/MWh) of electric power sold by our power plants, for each of the five years ended December 31, 2005 and the approved power rates for 2005 and 2006.


                                 --------------------------------------------------------------------------------------
                                                                Year Ended December 31,
                                 --------------------------------------------------------------------------------------
                                    2001          2002         2003        2004        2005        2005         2006
                                 ----------   ----------    ----------  ---------  ----------  -----------  -----------
                                   Average      Average       Average    Average     Average     Approved     Approved
                                   Rate(1)      Rate(1)       Rate(1)     Rate(1)    Rate(1)       Rate(1)     Rate(1)
                                 ----------   ----------    ----------  ---------  ----------  -----------  -----------
Dalian Power Plant...........      291.38        280.53       272.69     283.62      317.58       323.00         --
Dandong Power Plant..........      298.93        273.70       276.95     289.05      301.67       332.00         --
Yingkou Power Plant..........          --            --           --     315.48      360.09       355.00         --
Fuzhou Power Plant..........           --        327.80       331.82     365.00      367.06       372.50      386.50
   Phase I..................       357.50            --           --         --          --           --          --
   Phase II.................       349.18            --           --         --          --           --          --
Shangan Power Plant.........           --        315.65       307.94     303.25      319.91       324.00      341.00
   Phase I..................       292.71            --           --         --          --           --          --
   Phase II.................       371.73            --           --         --          --           --          --
Nantong Power Plant.........       318.38        309.54       312.52     325.18      343.00       338.00      355.70
Nanjing Power Plant.........       318.60        304.07       307.31     321.67      340.65       338.00      355.70
Taicang
   Phase I..................           --        317.52       321.80     341.10      360.00       365.00      380.70
   Phase II.................           --            --           --         --          --           --      386.00
Huaiyin Power Plant
   Phase I..................           --        314.79       317.21     330.88      346.43       344.00      359.70
   Phase II.................           --            --           --         --      373.77       370.00      385.70
Shidongkou I................           --        252.97       256.64     285.43      320.30       281.00      358.00
Shidongkou II...............       356.76        345.90       332.85     342.56      357.60       374.00      358.00
Shantou Oil-Fired Plant.....       618.24        621.02       672.41     604.08      610.73       594.39      594.39
Shantou Power Plant
   Phase I..................       473.85        455.95       435.17     446.86      462.83       449.41      468.51
    Phase II................           --            --           --         --          --           --      439.00
Dezhou Power Plant
    (Phases I, II & III)....       340.33        339.64       333.34     332.58      349.56       336.97      355.50
Jining Power Plant
   Phases I, II.............       267.31        275.15       274.66     299.89      323.41       282.26      310.00
   Phase III................           --            --           --     299.89      323.41       321.50      360.00
Weihai Power Plant..........       390.72        393.74       386.50     394.06      398.93       397.00      400.00
Xindian.....................           --            --       342.41     320.83      337.25       321.50      345.00
Changxing...................           --        362.70       320.57     351.94      392.83       371.00      403.80
Yushe Power Plant
   Phase I..................           --            --       200.63     282.10      319.37       308.00      308.00
   Phase II.................           --            --           --     282.10      256.00       250.00      259.00
Qinbei......................           --            --           --         --      299.77       290.00      321.00
Jinggangshan Power Plant....           --            --           --         --      353.90          348      365.00
Yueyang Power Plant.........
  Phase I...................           --            --           --     316.52      341.34       345.00      369.00
Luohuang Power Plant........           --            --           --     286.74      300.90       290.00      308.00
Pingliang Power Plant.......           --            --           --         --      211.43           --      230.30
Sichuan Hydropower..........           --            --           --         --      262.52           --      299.72
___________
Notes:   (1)   Includes value-added tax.


Fuel supply arrangements

         In 2005, all of our power plants were fueled by coal except Shantou Oil-Fired Plant and Sichuan Hydropower.

Coal

         Most of the coal supply for our coal-fired power plants is obtained from numerous coal producers in Shanxi Province.

         In recent years, as part of its efforts to make a transition from a comprehensive planned economy to a "socialist market economy", the PRC has experimented with a variety of methods of setting coal prices. In 1996, the government allowed coal prices to fluctuate within a range around a reference price for coal allocated under the State Plan to be used in electricity generation, and set maximum allowable prices in various coal-producing areas for coal used in electricity generation.

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

         In 2005, coal price increased by a substantial volume compared to the same period in 2004. We consumed a total of 68.08 million tons of coal, 54.5% of which was purchased under the key contracts and medium and long-term agreement, and the remainder was purchased on the open market. Coal purchase price for our company, including transportation costs and miscellaneous expenses, averaged approximately RMB 338.03 per ton. We strive to reduce the fuel costs in a number of ways, including seeking to purchase high quality coal at competitive prices directly from coal mines or coal shipment terminals, improving coal storage management and inspection and demanding compensation from suppliers for failure to deliver coal of the specified quantity and quality in accordance with the relevant purchase arrangements. We have also started to experiment in some of our power plants with the method of mixing different types of coal as a measure of cost reduction. Although we took various cost-control measures, we were not able to fully offset the adverse effect that the rising coal prices had on the cost of our operations in 2005.

         In order to address the shortage of coal supplies, we have entered into eight medium and long-term agreements with major coal suppliers to secure stable prices for our coal supplies from 2005 to 2009. At the same time, we also signed coal supply contracts with coal suppliers at the annual national coal purchase conference for 2006. Through these measures, we seek to further strengthen the stable coal supplies for our power plants.

         We have entered into purchase agreements with coal suppliers to purchase 50.94 million tons of coal for 2006 as of April 20, 2006, which is about 77% of the coal required for our total planned generation. This amount includes both the amount covered by the medium and long term coal supply agreements we have entered into with coal suppliers and the amount settled at annual coal purchase conferences sponsored and coordinated by NDRC.

Oil

         The crude oil of Shantou Oil-Fired Plant is transported by pipeline to Huangdao in Eastern Shandong Province, loaded onto ships, shipped along the coast to the Zhanjiang port in Western Guangdong, trans-shipped to the Shantou port, unloaded into storage tanks in Shantou and finally transported to the Shantou Oil-Fired Power Plant by pipeline.

         In 2005, Shantou Oil-Fired Plant generated only a small amount of output. Instead of purchase from external sources, it used crude oil on its storage. There is no power generation plan for Shantou Oil-Fired Plant in 2006.

Repair and maintenance

         Each of our power plants has a timetable for routine maintenance, regular inspections and repairs. Such timetables and the procedures for the repair and maintenance of generating units comply with the relevant regulations promulgated by the former MEP.

         Pursuant to our procedures, coal-fired generating units are currently operating on a cycle of four to six years. At the end of each operating cycle, an overhaul is carried out. In each cycle, there are four different levels of maintenance:

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

C.       Organizational Structure

         We are 42.03% owned by HIPDC, which in turn is a subsidiary of Huaneng Group. Huaneng Group was established in 1988 with the approval of the State Council. In 2002, Huaneng Group was restructured as one of the five independent power generation group companies to take over the power generation assets originally belonging to the State Power Corporation of China. Huaneng Group has a registered capital of RMB 20 billion and is controlled and managed by the central government. Huaneng Group is principally engaged in the development, investment, construction, management and operation of energy related projects as well as the production and sale of electricity. In addition to this core business, Huaneng Group also engages in the development, investment, construction, production and sale of projects and products in the information, transportation, new energy source and environmental industries.

         HIPDC was established in 1985 as a joint venture with 51.98% of its equity interests currently owned by Huaneng Group. HIPDC is engaged in developing power plants using domestic and foreign capital. Some of the power plants currently owned and operated by us were originally built and later transferred to us by HIPDC. Both Huaneng Group and HIPDC have agreed to give us preferential rights in the power development business and power assets transfers.

         On April 19, 2006, we completed our shareholding reform process, in which Huaneng Group and HIPDC offered three shares to each holder of A Shares for every ten shares held by such holder. The total number of shares offered by Huaneng Group and HIPDC in connection with this reform was 15,000,000 shares. As a result of the shareholding reform process, all the previously non-circulated domestic shares were allowed to be circulated subject to certain lock-up arrangements made by the holders of such shares. Huaneng Group and HIPDC committed not to sell their shares within sixty months after April 19, 2006, while the other previously non-circulated share holders committed not to sell within one year since then. The shareholding reform process will not affect the shareholding of overseas listed foreign shares.

         The following organizational chart sets forth the organizational structure of HIPDC and us after the shareholding reform process:

                                [GRAPHIC OMITTED]

D.  Property, plants and equipment

             The following table presents certain summary information on our power plants and projects under construction as of June 15, 2006.

                                                                 Current
                            Province/     Actual/Estimated      Installed                  Attributable    Type
   Plant or Expansion     Municipality   In-service Date(1)     Capacity       Ownership    Capacity      of Fuel
-----------------------  -------------   ------------------    ----------     ----------   ------------   --------
(Names as defined below)                                          (MW)             %           MW

Power Plants
------------------------------------------------------------------------------------------------------------------
Dalian          Phase I   Liaoning       Unit I: Sep. 1988         2 x 350           100%      700         Coal
                                         Unit II: Dec. 1988
                Phase II                 Unit III: Jan.            2 x 350           100%      700         Coal
                                         1999
                                         Unit IV: Jan.
                                         1999
Dandong                   Liaoning       Unit I: Jan. 1999         2 x 350           100%      700         Coal
                                         Unit II: Jan.
                                         1999
Yingkou                   Liaoning       Unit I: Jan. 1996         2 x 320           100%      640         Coal
                                         Unit II: Dec.
                                         1996
Fuzhou          Phase I   Fujian         Unit I: Sep. 1988         2 x 350           100%      700         Coal
                                         Unit II: Dec.
                                         1988
                Phase II                 Unit III: Oct.            2 x 350           100%      700         Coal
                                         1999
                                         Unit IV: Oct.
                                         1999
Shangan         Phase I   Hebei          Unit I: Aug. 1990         2 x 350           100%      700         Coal
                                         Unit II: Dec.
                                         1990
                Phase II                 Unit III: Oct.            2 x 300           100%      600         Coal
                                         1997
                                         Unit IV: Oct.
                                         1997
Nantong         Phase I   Jiangsu        Unit I: Sep. 1989         2 x 352           100%      704         Coal
                                         Unit II: March
                                         1990
                Phase II                 Unit III: Jul.            2 x 350           100%      700         Coal
                                         1999
                                         Unit IV: Oct.
                                         1999
Nanjing                   Jiangsu        Unit I: March             2 x 320           100%      640         Coal
                                         1994
                                         Unit II: Oct.
                                         1994
Taicang         Phase I   Jiangsu        Unit I: Dec. 1999         2 x 300            75%      450         Coal
                                         Unit II: April
                                         2000
                Phase     Jiangsu        Unit III: Jan.            2 x 600            75%      900         Coal
                II(2)                    2006 Unit IV: Feb. 2006
Huaiyin         Phase I   Jiangsu        Unit I: Nov. 1993      2 x 220(3)            90%      396         Coal
                                         Unit II: Aug.
                                         1994
                Phase II  Jiangsu        Unit III:                 2 x 330         63.64%      420         Coal
                                         Jan. 2005
                                         Unit IV: Mar.
                                         2005
Shidongkou I              Shanghai       Unit I: Feb. 1988         3 x 300           100%     1,220        Coal
                                         Unit II: Dec.
                                         1988
                                         Unit III: Sep.
                                         1989
                                         Unit IV: May 1990      1 x 320(4)
Shidongkou II             Shanghai       Unit I: Jun. 1992         2 x 600           100%     1,200        Coal
                                         Unit II: Dec.
                                         1992

Shanghai Combined         Shanghai       Unit I: May 2006          2 x 390            70%      546         Gas
Cycle(5)                                 Unit II: June 2006

Shantou Oil-Fired         Guangdong      Units I & II:            2 x 34.1           100%      103         Oil
                                         Jan. 1987
                                         Unit III: April         1 x 34.95
                                         1988
Shantou         Phase I   Guangdong      Unit I: Jan. 1997         2 x 300           100%      600         Coal
                                         Unit II: Jan.
                                         1997
                Phase     Guangdong      Unit III: Oct.            1 x 600           100%      600         Coal
                II(6)                    2005
Dezhou                    Shandong       Units I & II:          1 x 300 + 1 x        100%      630         Coal
                                         1992                          330(7)
                                         Units III & IV:           2 x 300           100%      600         Coal
                                         Jun. 1994,  May
                                         1995
                                         Units V & VI:           2 x 700(7)          100%    1,400         Coal
                                         Jun. 2002; Oct.
                                         2002


                                                                 Current
                            Province/     Actual/Estimated      Installed                  Attributable    Type
   Plant or Expansion     Municipality   In-service Date(1)     Capacity       Ownership    Capacity      of Fuel
-----------------------  -------------   ------------------    ----------     ----------   ------------   --------
(Names as defined below)                                          (MW)             %           MW

Power Plants
------------------------------------------------------------------------------------------------------------------

Jining (8)                Shandong       Units I & II:              1 x 50           100%      50          Coal
                                         1973
                                         Units III & IV:           1 x 115           100%      225         Coal
                                         1976 & 1978
                                                                   1 x 110
                                         Unit V & Unit             2 x 135           100%      270         Coal
                                         VI: July 2003 &
                                         August 2003
Weihai                    Shandong       Units I & II:             2 x 125            60%      150         Coal
                                         May 1994, Jan.
                                         1995
                                         Units III & IV:           2 x 300            60%      360         Coal
                                         Mar. Nov. 1998
Xindian                   Shandong       Unit III: Jan             2 x 225           100%      450         Coal
                                         2002
                                         Unit IV: Dec 2001
Changxing                 Zhejiang       Unit I: Jan. 1992         1 x 125           100%      260         Coal
                                         Unit II: Aug.          1 x 135(9)
                                         1992
Yushe           Phase I   Shanxi         Unit I: June 1994         2 x 100            60%      120         Coal
                                         Unit II: Dec 1994
                Phase II                 Unit I: Nov. 2004         2 x 300            60%      360         Coal
                                         Unit II: Dec.
                                         2004
Qinbei          Phase I   Henan          Unit I & II:              2 x 600            55%      660         Coal
                                         Dec. 2004
Jinggangshan              Jiangxi        Unit I: Dec. 2000         2 x 300           100%      600         Coal
                                         Unit II: Aug.
                                         2001
Yueyang         Phase I   Hunan          Unit I: Sep. 1991       2 x 362.5            55%    398.75        Coal
                                         Unit II: Dec.
                                         1991
                Phase                    Unit III: March           2 x 300            55%      330         Coal
                II(10)                   2006 Unite IV: May 2006
Luohuang        Phase I   Chongqing      Unit I: Sep. 1991         2 x 360            60%      432         Coal
                                         Unit II: Feb.
                                         1992
                Phase II                 Unit I & II: Dec.         2 x 360            60%      432
                                         1998                                                              Coal
                Jiangbei  Chongqing      Unit I: Jan. 1991         1 x 108            60%     64.8         Gas
                Gas-fired
Pingliang                 Gansu          Unit I: 2000              4 x 300            65%      780         Coal
                                         Unit II: 2001
                                         Unit III: June.
                                         2003
                                         Unit IV: Nov.
                                         2003
Sichuan Hydropower        Sichuan        N/A                         1,391            60%     531.2     Hydropower
--------------------------------------------------------------------------------------------------------------------


Project under
Construction
--------------------------------------------------------------------------------------------------------------------
Shanghai Combined         Shanghai                                 1 x 390            70%               Gas
Cycle
Luohuang Phase III        Chongqing                                2 x 600            60%               Coal
Xindian Phase III         Shandong                                 2 x 300            95%               Coal
Yingkou Phase II          Liaoning                                 2 x 600           100%               Coal
Yuhuan                    Zhejiang                               2 x 1,000           100%               Coal
Huaiyin Phase III         Jiangsu                                  2 x 330         63.64%               Coal
Sichuan Hydropower        Sichuan                                      570            60%               Hydropower
--------------------------------------------------------------------------------------------------------------------

Notes:

(1) Commencement of commercial operations. See "Development of Power Plants -- Plant Start-up and Operation".

(2) Units III and IV of Taicang Power Plant were put into operation in January and February 2006, respectively.

(3) Units I and II of Huaiyin Power Plant each increased installed capacity of 20MW from 200MW to 220MW; and Units III and IV were put into operation in January and March, 2006, respectively.

(4) Unit IV of Shidongkou I Power Plant increased installed capacity of 20MW from 300MW to 320MW.

(5) Units I and II of Shanghai Combined Cycle Power Plant were put into operation in May and June 2006, respectively.

(6) Unit III of Shantou Power Plant Phase II was put into operation in October 2005.

(7) Unit IV of Dezhou Power Plant increased installed capacity of 30MW from 300 MW to 330MW; and Units V and VI expanded installed capacity of 40 MW from 660 MW to 700 MW, respectively.

(8) Unit I of Jining Power Plant with installed capacity of 50MW was put out of operation as of January 1, 2006

(9) Unit IV of Changxing Power Plant increased installed capacity of 10MW from 125MW to 135MW.

(10) Units III and IV of Yueyang Power Plant were put into operation in March 2006 and May 2006, respectively.


             In addition to the operating power plants and the projects under construction described above, our proposed coal-fired power projects consist of the total installed capacity of 6,407 MW and the proposed hydro-power projects consist of the total installed capacity of 2,508 MW.


             The following table presents the availability factors and the capacity factors of our operating power plants for the years ended December 31, 2003, 2004, and 2005.


                                            Availability factor (%)                  Capacity factor (%)
                                    -------------------------------------  --------------------------------------
                                         2003         2004         2005         2003         2004         2005
                                    ---------   ----------   ----------   ----------    ---------    ------------
Dalian                                                            97.49                                   75.29
   Phase I.....................         90.66        95.08                     64.32        78.80
   Phase II....................         96.77           --                     73.79           --
Dandong........................         97.74        94.95        97.09        68.84        77.94         69.12
Yingkou........................            --        94.07        93.72           --        80.74         83.48
Fuzhou                                                            93.60                                   75.14
   Phase I.....................         91.08        92.47                     72.03        83.13
   Phase II....................         93.58           --                     72.43           --
Shangan                                                           93.45                                   74.21
   Phase I.....................         89.15        93.02                     69.76        74.95
   Phase II....................         91.72           --                     71.18           --
Nantong                                                           93.50                                   68.32
   Phase I.....................         89.69        92.52                     62.61        76.47
   Phase II....................         99.72           --                     73.80
Nanjing........................         94.16        94.47        90.97        72.55        77.92         70.21
Taicang........................         95.31        94.74        95.53        80.71        86.18         75.51
Huaiyin........................         94.44        94.35        94.38        67.98        76.70         68.49
Shidongkou I...................         81.86        94.43        83.35        74.58        77.55         71.18
Shidongkou II..................         91.47        96.51        92.63        78.87        80.64         75.71
Shantou Oil-Fired..............         91.05        98.24        99.97        33.93        35.10          0.59
Shantou
   Phase I.....................         94.23        92.40        92.35        84.71        88.57         89.80
   Phase II....................
Dezhou.........................         90.47        94.49        90.58        54.05        59.27         65.37
Jining.........................         94.32        93.58        94.37        51.28        53.67         65.55
Weihai.........................         94.87        94.29        95.70        58.53        63.82         65.64
Xindian........................         95.52        92.11        93.29        44.99        61.77         67.35
Changxing......................         86.56        95.46        95.31        81.65        88.56         84.36
Yushe..........................         94.69        95.84        92.27        80.20        85.43         77.37
Qinbei ........................                                   92.58                                   70.85
Jinggangshan...................            --        92.40        93.16           --        69.12         65.96
Yueyang........................            --        89.25        93.70           --        71.90         71.89
Luohuang.......................            --        90.71        89.44           --        64.48         65.01
Pingliang......................                                   95.39                                   76.80
Sichuan Hydropower.............                                   90.36                                   59.30

             Our operating power plants and projects under construction as of June 15, 2006 are described below.

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

             Dalian Power Plant consumes 14,000 tons of coal per day when operating at maximum generating capacity. In 2005, Dalian Power Plant obtained 37.3% its total consumption of coal pursuant to the key contracts and the remainder on the open market. The weighted average cost of coal for Dalian Power Plant was RMB 396.14 (2004: RMB 344.79) per ton in 2005.

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

             Dandong Power Plant consumes 6,200 tons of coal per day when operating at maximum generating capacity. In 2005, Dandong Power Plant obtained 43.18% its total consumption of coal pursuant to the key contracts and the remainder on the open market. The weighted average cost of coal for Dandong Power Plant was RMB 357.76 (2004: RMB 289.67) per ton in 2005.

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

             The coal supply for Yingkou Power Plant is mainly obtained from Shanxi Province. Yingkou Power Plant consumes 6,600 tons of coal per day when operating at maximum generating capacity. In 2005, Yingkou Power Plant obtained 64.95% its total consumption of coal pursuant to the key contracts and the remainder on the open market. The weighted average cost of coal for Yingkou Power Plant was RMB 352.15 (2004: RMB 301.62) per ton in 2005.

             Yingkou Power Plant sells all its electricity through Liaoning Electric Power Co., Ltd. Electricity generated by Yingkou Power Plant is delivered to the Liaoning Provincial Power Grid.

Project under construction in Liaoning Province

             Huaneng Yingkou Power Plant Phase II ("Yingkou Phase II") Yingkou Phase II is planned to consist of two 600 MW coal-fired generating units. We own 100% equity interest in this project.

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

             Fuzhou Power Plant consumes up to 14,000 tons of coal per day when operating at maximum generating capacity. In 2005, the Fuzhou Power Plant obtained 36.59% its total consumption of coal pursuant to the key contracts and the remainder was obtained on the open market. The weighted average cost of coal for Fuzhou Power Plant in 2005 was RMB 423.91 (2004: RMB 393.15) per ton.

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

             Shangan Power Plant consumes 9,000 tons of coal per day when operating at maximum generating capacity. In 2005, Shangan Power Plant obtained 55.15% its total consumption of coal pursuant to the key contracts and the remainder was obtained on the open market. The weighted average cost of coal for Shangan Power Plant in 2005 was RMB 286.70 (2004: RMB 212.20) per ton.

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

             The coal supply for Nantong Power Plant is obtained from several coal producers located mostly in Northern Shanxi Province. The coal is transported by rail from the mines to Qinhuangdao port and by ship to Yaogang,
7.5 kilometers from the Nantong Power Plant, where it is transshipped onto Company barges for the last stage of the journey up the Yangtze River to the wharf located adjacent to the Nantong Power Plant. We own and maintain the wharf which is capable of handling 5,000 ton barges and of unloading 15,000 tons of coal per day. Nantong Power Plant typically stores 120,000 to 150,000 tons of coal on site.

             Nantong Power Plant consumes up to 14,000 tons of coal per day when operated at maximum generating capacity. In 2005, Nantong Power Plant obtained 54.17% its total consumption of coal pursuant to the key contracts and the remainder was obtained on the open market. The weighted average cost of coal for Nantong Power Plant in 2005 was RMB 397.03 (2004: RMB 332.41) per ton.

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

             In 2005, Nanjing Power Plant obtained approximately 39.91% its total consumption of coal pursuant to the key contracts and the remainder was obtained on the open market. The weighted average cost of coal for Nanjing Power Plant in 2005 was RMB 412.11 (2004: RMB 348.95) per ton.

             Nanjing Power Plant sells all its electricity through the Jiangsu Electric Power Company. Electricity generated by Nanjing Power Plant is delivered to the Jiangsu Provincial Power Grid.

             Taicang Power Plant. Taicang Power Plant Phase I was constructed in the late 1990's. It is located in the vicinity of Suzhou, Wuxi and Changzhou, which is the most affluent area in Jiangsu Province. Taicang Power Plant is an ancillary facility of the China-Singapore Suzhou Industrial Park and has a total planned capacity of 1,200 MW. Taicang Power Plant Phase I consists of 2 x 300 MW PRC-built coal-fired generating units, which commenced operation in December, 1999 and April, 2000 respectively. Taicang Phase II Expansion consists of two 600 MW coal-fired generating units, which commenced operation in January and February 2006, respectively.

             The coal supply for Taicang Power Plant is primarily from Shenhua in Inner Mongolia and Datong in Shanxi Province. Taicang Power Plant consumes up to 6,000 tons of coal per day when operating at maximum generating capacity.

             In 2005, Taicang Power Plant obtained approximately 68.81% its total consumption of coal pursuant to the key contracts and the remainder was obtained on the open market. The weighted average cost of coal for Taicang Power Plant in 2005 was RMB 391.03 (2004: RMB 339.94) per ton.

             Taicang Power Plant sells all its electricity through the Jiangsu Electric Power Company. Electricity generated by Taicang Power Plant is delivered to the Jiangsu Provincial Power Grid.

             Huaiyin Power Plant. Huaiyin Power Plant was constructed in the early 1990's. It is located in the Centre of the Northern Jiangsu Power Grid. The plant's 2 x 220 MW PRC-built coal-fired generating units commenced operation in November, 1993 and August, 1994 respectively. In order to reduce energy consumption and increase capacity, one generating unit of Huaiyin Power Plant was upgraded in October 2001, which increased the maximum generation capacity of that unit to 220 MW. In 2002, upgrading of the second generating unit was completed, and the actual generation capacity of Huaiyin Power Plant is 440 MW. The other two 330 MW coal-fired generating units of Huaiyin Power Plant Phase II Expansion have commenced commercial operations in January and March 2005, respectively.

             In 2005, Huaiyin Power Plant obtained approximately 59.6% its total consumption of coal pursuant to the key contracts and the remainder was obtained on the open market. The weighted average cost of coal for Huaiyin Power Plant in 2005 was RMB 403.61 (2004: RMB 358.62) per ton.

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

             Huaiyin Power Plant sells its electricity to Jiangsu Electric Power Company and delivers its electricity to the Jiangsu Provincial Power Grid.

Project under construction in Jiangsu Province

             Huaiyin Power Plant Phase III is expected to consist of two 330 MW generating units. We own 63.64% equity interest in this project.

Power plants in Shanghai Municipality

             Shanghai Shidongkou First Power Plant ("Shidongkou I") Shidongkou I was constructed in the 1980's and is located in the northern region of the Shanghai Power Grid. The plant comprises 3 x 300 MW and 1 x 320 PRC-built coal-fired generating units, which commenced operation in February, 1988, December, 1988, September, 1989 and May, 1990 respectively, and has a total installed capacity of 1,220 MW.

             The coal supply for Shidongkou I is primarily from Shanxi Province, Anhui Province and Henan Province.

             In 2005, Shidongkou I obtained approximately 20.14% its total consumption of coal pursuant to the key contracts and the remainder was obtained on the open market. The weighted average cost of coal for Shidongkou I in 2005 was RMB 409.69 (2004: RMB 359.93) per ton.

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

             In 2005, Shidongkou II obtained 48.18% its total consumption of coal pursuant to the key contracts and the remainder was obtained on the open market. The weighted average cost of coal for Shidongkou II in 2005 was RMB
393.10 (2004: RMB 342.30) per ton.

             Shidongkou II sells all its electricity through Shanghai Municipal Electric Power Company. Electricity generated by Shidongkou II is delivered to the Shanghai Municipal Power Grid.

Project under construction in Shanghai Municipality

             Shanghai Combined Cycle project is expected to consist of three 390 MW combined-cycle-gas-turbine generating units. We own 70% equity interest in this project. While two generating units have already been put into operation respectively since May and June 2006, the remaining one is still under construction.

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

             In 2005, Shantou Oil-Fired Power Plant used only the crude oil on storage instead of purchase from external sources. There is no power generation plan for Shantou Oil-Fired Plant in 2006.

             Huaneng Shantou Coal-Fired Power Plant ("Shantou Power Plant") Shantou Power Plant had originally been developed and constructed by HIPDC which transferred all its rights and interests therein to us effective December 31, 1994. See "Item 7. Major Shareholders and Related Party Transactions." Located on the outskirts of the city of Shantou near Shantou Oil-Fired Power Plant, Shantou Power Plant was set up with the support of the Shantou municipal government and the Guangdong provincial government. Shantou Power

Plant Phase I consists of two 300 MW coal-fired units with boilers supplied by Dongfang Group using technology from Foster Wheeler Energy Corporation and Russian-made turbines and generators. The two units commenced commercial operation on January 1, 1997. Shantou Power Plant Phase II consists of one 600 MW coal-fired generating unit and commenced operation in October 2005.

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

             Shantou Power Plant will consume up to 5,000 tons of coal per day when operated at maximum generating capacity. In 2005, the Shantou Power Plant obtained 37.79% its total consumption of coal pursuant to the key contracts and the remainder was purchased on the open market. The weighted average costs of coal for Shantou Power Plant in 2005 was RMB 435.55 (2004: RMB 371.30) per ton.

             The electricity sales of Shantou Power Plant are made to the Shantou Municipal Power Corporation and the Guangdong Guangdian Power Grid Group Co., Ltd. Electricity generated by Shantou Power Plant is delivered to the Guangdong Provincial Power Grid.

Power plants in Shandong Province

             Dezhou Power Plant. Dezhou Power Plant is located in Dezhou City, near the border between Shandong and Hebei Provinces, close to an industrial zone that is an important user of electric power for industrial and commercial purposes.

             Dezhou Power Plant comprises of three Phases, with Phases I consisting of one 300MW and one 330MW coal-fired generating units, phase II consisting of two 300 MW coal-fired generating units, and Phase III consisting of two 700 MW coal-fired generating units. Phase III was completed in 2002, which is ahead of plan schedule by one year.

             Dezhou Power Plant is approximately 200 km from Taiyuan, Shanxi Province, the source of the plant's coal supply. The plant is located on the Taiyuan-Shijiazhuang-Dezhou rail line, giving it access to transportation facilities for coal. Dezhou Power Plant consumes up to 27,000 tons of coal per day when operating at maximum generating capacity. In 2005, Dezhou Power Plant obtained approximately 73.54% its total consumption of coal pursuant to the key contracts and the remainder was obtained on the open market. The weighted average cost of coal for Dezhou Power Plant in 2005 was RMB 270.51 (2004: RMB 217.03) per ton. The plant is connected to the main trunk rail line at Dezhou by a dedicated 3.5 km spur line owned by us.

             Dezhou Power Plant sells its electricity through Shandong Electric Power Corporation. Electricity generated by Dezhou Power Plant is delivered to the Shandong Provincial Power Grid.

             Jining Power Plant. Jining Power Plant is located in Jining City, near the Jining load Centre and near numerous coal mines. Yanzhou coal mine, which is adjacent to the plant, alone has annual production of approximately 20 million tons.

             Jining Power Plant facilities have undergone replacement, renovation and construction as necessary. Jining Power Plant has higher rates of auxiliary power and coal consumption than many larger and newer plants. On January 1, 2006, Unit I of Jining Power Plant with capacity of 50MW was put out of operation. As a result, Jining Power Plant currently comprises five coal-fired generating units, with an aggregate installed capacity of 545 MW.

             Jining Power Plant consumes up to 7,000 tons of coal per day when operating at maximum generating capacity. In 2005, Jining Power Plant obtained approximately 31.0% its total consumption of coal pursuant to the key contracts and the remainder was obtained on the open market. The weighted average cost of coal for Jining Power Plant in 2005 was RMB 361.76 (2004: RMB 274.63) per ton.

             Jining Power Plant sells its electricity through the Shandong Electric Power Corporation and delivers its electricity to Shandong Provincial Power Grid.

             Weihai Power Plant. We hold a 60% interest in Weihai Power Plant, the remaining 40% interest of which is owned by Weihai Power Development Bureau ("WPDB"). The facility is situated approximately 16 km southeast of Weihai

City, on the shore of the Bohai Gulf. Its location provides access to cooling water for operations and transportation of coal as well as ash and slag disposal facilities.

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

             Weihai Power Plant consumes up to 9,000 tons of coal per day when operating at maximum generating capacity. In 2005, Weihai Power Plant obtained approximately 38.6% its total consumption of coal pursuant to the key contracts and the remainder was obtained on the open market. The weighted average cost of coal for Weihai Power Plant in 2005 was RMB 383.94 (2004: RMB 318.83) per ton. The coal supply for Weihai Power Plant is obtained from Shanxi Province and Inner Mongolia.

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

             The coal supply for Xindian Power Plant is obtained from several coal producers located mostly in Shanxi Province. Xindian Power Plant consumes up to 5,000 tons of coal per day when operating at maximum generating capacity. In 2005, Xindian Power Plant obtained 59.1% its total consumption of coal pursuant to the key contracts and the remainder on the open market. The weighted average cost of coal for Xindian Power Plant was RMB 355.43 (2004: RMB 292.76) per ton in 2005.

             Xindian Power Plant sells all its electricity through the Shandong Electric Power Corporation. Electricity generated by Xindian Power Plant is delivered to the Shandong Provincial Power Grid.

Project under Construction in Shandong Province

             Xindian Power Plant Phase III Expansion ("Xindian Phase III Expansion") Xindian Phase III Expansion is planned to consist of two 300 MW coal-fired generating units. We own 100%equity interest in this project.

Power plants in Zhejiang Province

             Changxing Power Plant. Changxing Power Plant was constructed in the early 1990's. It is located at the intersection of Zhejiang Province, Jiangsu Province and Anhui Province. Changxing Power Plant is a key power plant in northern Zhejiang area. It has 1 x 125 MW and 1 x 135 MW PRC-built coal-fired generating units which commence operation in January, 1992 and August, 1992, respectively.

             The coal supply for Changxing Power Plant is primarily from Jungar in Inner Mongolia and Xuzhou in Jiangsu Province. Changxing Power Plant consumes up to 3,000 tons of coal per day when operating at maximum generating capacity. In 2005, Changxing Power Plant obtained approximately 53.54% its total consumption of coal pursuant to the key contracts and the remainder was obtained on the open market. The weighted average cost of coal for Changxing Power Plant in 2005 was RMB 390.98 (2004: RMB 360.82) per ton.

             Changxing Power Plant sells its electricity to Zhejiang Provincial Electric Power Company. Changxing Power Plant delivers its electricity to Zhejiang Provincial Power Grid.

Project under Construction in Zhejiang Province

             Yuhuan Power Plant Yuhuan Power Plant is expected to consist two 1,000 MW ultra-super critical coal-fired generating units. We own 100% interest in this project.

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

             The coal supply for Yushe Power Plant is obtained from several coal producers located mostly in Shanxi Province. Yushe Power Plant consumes up to 9,100 tons of coal per day when operating at maximum generating capacity. In 2005, Yushe Power Plant obtained all of its coal through purchases on the open market. The weighted average cost of coal for Yushe Power Plant was RMB 225.34 (2004: RMB 181.96) per ton in 2005.

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

             The coal supply for Qinbei Power Plant is obtained from Shanxi Province. Qinbei Power Plant consumes up to 11,000 tons of coal per day when operating at maximum generation capacity. In 2005, Qinbei Power Plant obtained 10.91% its total consumption of coal pursuant to the key contracts and the remainder was obtained on the open market. The weighted average cost of coal for Qinbei Power Plant was RMB 357.30 per ton in 2005.

Power plant in Jiangxi Province

             Huaneng Jinggangshan Power Plant ("Jinggangshan Power Plant") Jinggangshan Power Plant is located in Jian City of Jiangxi Province, has an installed capacity of 600 MW and consists of two 300 MW coal-fired generating units which commenced commercial operation in December, 2000 and August, 2001 respectively.

             The coal supply for Jinggangshan Power Plant is obtained from Henan Province, Anhui Province and Jiangxi Province. Jinggangshan Power Plant consumes up to 6,500 tons of coal per day when operating at maximum generating capacity. In 2005, Jinggangshan Power Plant obtained 65.12% its total coal consumption pursuant to the key contracts and the remainder on the open market. In 2005, the weighted average cost of coal for Jinggangshan Power Plant was RMB
392.18 (2004:RMB 360.90) per ton.

             Jinggangshan Power Plant sells its electricity through the Jiangxi Electric Power Corporation. Electricity generated by it is delivered to the Jiangxi Provincial Power Grid.

Power plant in Hunan Province

             Huaneng Yueyang Power Plant ("Yueyang Power Plant") Yueyang Power Plant is located in Yueyang City of Hunan Province. Yueyang Power Plant Phase I has an installed capacity of 725 MW and consists of two 362.5 MW sub-critical coal-fired generating units which commenced commercial operation in September and December 1991 respectively. Yueyang Power Plant Phase II consists of two coal-fired generating units with installed capacity of 600 MW, which were put into operation in March and May 2006, respectively.

             The coal supply for Yueyang Power Plant is obtained from Datong in Shanxi Province. Yueyang Power Plant consumes up to 7,400 tons of coal per day when operating at maximum generating capacity. In 2005, Yueyang Power Plant obtained 45.21% its total consumption of coal pursuant to the key contracts and the remainder on the open market. In 2005, the weighted average cost of coal for Yueyang Power Plant was RMB 378.81 (2004: RMB 315.30) per ton.

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

             The coal supply for Luohuang Power Plant is obtained from Chongqing Municipality. Luohuang Power Plant consumes up to 15,000 tons of coal per day when operating at maximum generating capacity. In 2005, Luohuang Power Plant obtained all of its coal supplies through purchases on the open market. In 2005, the weighted average cost of coal for Luohuang Power Plant was RMB
213.61 (2004: RMB 184.89) per ton.

             Luohuang Power Plant sells its electricity through the Chongqing Municipal Power Corporation. Electricity generated by such plant is delivered to the Chongqing Municipal Power Grid.

Project under construction in Chongqing Municipality

             Huaneng Luohuang Power Plant Phase III ("Luohuang Phase III") Luohuang Phase III is planned to consist of two 600 MW coal-fired generating units with an installed capacity of 1,200mw. We own 60% equity interest in this project.

Power plant in Gansu Province

             Huaneng Pingliang Power Plant ("Pingliang Power Plant") Pingliang Power Plant is located in Pingliang City of Gansu Province. It has an installed capacity of 1,200 MW and consists of four 300 MW coal-fired generating units which commenced commercial operation in 2000, 2001, June and November 2003 respectively.


             The coal supply for Pingliang Power Plant is obtained from local coal mines. Pingliang Power Plant consumes up to 13,000 tons of coal per day when operating at maximum generating capacity. In 2005, Pingliang Power Plant obtained all of its coal supplies through purchases on the open market. The weighted average cost of coal for Pingliang Power Plant was RMB 130.06 per ton.

             Pingliang Power Plant sells its electricity through the Gansu Electric Power Corporation. Electricity generated by the plant is delivered to the Gansu Provincial Power Grid.

Power plants in Sichuan Province

             We own 60% equity interest in Sichuan Hydropower, and Sichuan Hydropower directly holds 68%, 59.33%, 60%, 60%, 52.2%, 55% and 95% equity interests in Baoxinghe Power Company, Dongxiguan Hydropower, Taipingyi Hydropower, Kangding Hydropower, Mingtai Hydropower, Jialingjiang Hydropower and Fujiang Hydropower respectively. The subsidiaries of Sichuan Hydropower currently own ten operating hydro-electric power plants with the total installed capacity of 1,391 MW, and four hydro-electric power plants under construction with the total installed capacity of 570 MW.

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

             As power generation companies were separated from power grid companies and more competitors entered into the market, the SERC issued the "Interim Measures Regarding Promotion of Openness, Fairness and Equitableness of Power Dispatch", requiring power dispatch centers to treat all competitors indiscriminately in respect of dispatch administration and information disclosure except in cases where safe and stable operation of the electric power system requiring different treatment.

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

             At present, new projects are subject to the environmental evaluation approval. The project proposal is required to be submitted to the State Environmental Protection Administration ("SEPA") for approval.

             According to the New Emission Standards, promulgated by SEPA and State Technology Supervision Administration with effect from January 1, 2004, more restrictive standards to control sulfur dioxide and nitrous oxide emissions are applicable to all thermal power plant projects for which environmental impact study reports are yet to be approved. These restrictive standards govern both the total sulfur dioxide emissions from the power plant and the emission density of each chimney. The emission of sulfur dioxide by newly constructed coal-fired power plants is required to be no more than 400mg per standard cubic meter. Due to shortage of low-sulfur content coal, we generally install flue gas desulphurization ("FGD") equipments with all of our newly constructed generating units.

             In addition, we have gradually carried out sulfur disposal reform on the existing generating units. All of the disposal equipments and facilities for sulfur dioxide, fly ash, waste water and noise in our existing power plants completely satisfy the existing national standard.

             We have adopted measures to control different emissions into the atmosphere. In order to reduce fly ash, we use very high-efficiency electrostatic precipitators. Sulfur emissions are reduced by burning low-sulfur content coal and installing FGD equipments, which is reflected in the design of the coal-fired power plants.

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

             In 2003 and 2004, we paid discharge fees to local governments of approximately RMB 72.68 million and RMB 170.32 million respectively. The increase in 2003 was due to the implementation of a new regulation and the implementing Rules on the Administration of the Levy Standards of Emission Fees which became effective on July 1, 2003. Effective July 1, 2003, all power plants in China became subject to the pollutant discharge levy system, pursuant to which discharge fees are levied based on the actual amount of pollutants discharged. As a result, all of our power plants are now required to pay discharge fees in such manner. Under this new regulation, the discharge fees for sulphur dioxide have increased annually by RMB 0.21 per kilogram from RMB
0.21 in 2003 to RMB 0.63 in 2005. Discharge fees for nitrous dioxide were increased to RMB 0.63 per kilogram starting from July 1, 2004. The discharge fees for the dust are RMB 0.28 per kilogram from July 1, 2003. In 2005, we paid to the local governments a total discharge fee of approximately RMB 376.72 million.

             We believe we have implemented systems that are adequate to control environmental pollution caused by our facilities. In addition to the measures identified above, each power plant has its own environment protection office and staff responsible for monitoring and operating the environmental protection equipment. The environmental protection departments of the local governments monitor the level of emissions and base their fee assessments on the results of their tests.

             We believe our environmental protection systems and facilities for the power plants are adequate for us to comply with the currently effective national and local environmental protection regulations. It is expected that the PRC Government will impose additional and stricter regulations to implement the emission plan which would require additional expenditure in compliance with environmental regulations.

Insurance

             We currently maintain with the PICC Property and Casualty Company Ltd., China Pacific Property Insurance Co., Ltd., Ping An Property and Casualty Insurance Company of China, Ltd. and Yongcheng Property and Casualty Insurance Company approximately RMB 133.8 billion of coverage on our property, plant and equipment (including construction insurance). We do not usually carry business interruption insurance, which is not customarily carried by power companies in the PRC. However, we continuously maintain business interruption insurance on Hanfeng Power Plant acquired in 2004 for historical reason. In 2005, we started maintaining construction insurance on Yueyang Phase II, Yuhuan power plant, Xindian Phase III, Yingkou Phase II and Huaiyin Phase III.

             We believe that our insurance coverage is adequate and is standard for the power industry in China.

ITEM 4A      Unresolved Staff Comments

             None.

ITEM 5       Operating and financial review and prospects

A.           General

             Huaneng Power International, Inc. is China's largest listed power producer. Its main business is investment, construction, operation and management of power plants. The Company provides stable and reliable electricity supply to customers through the grid companies where its operating plants are located. The Company insists on scientific development and focuses on increasing economic efficiency, improving return for shareholders, conserving resources and protecting the environment.

             The Company now wholly owns 16 operating power plants, have controlling interests in 12 operating power companies and minority interests in 4 power companies. The Company has 23,549 MW of generation capacity on an equity basis, among which 97.7% is coal-fired generation capacity, and 2.3% is hydropower generation capacity. The generation capacity under construction is 7,040 MW. The Company's electricity generation business is widely located, covering the Northeast China Grid, the North China Grid, the Northwest China Grid, the East China Grid and the South China Grid.

             Looking back on 2005, China's national economy continues to develop at a very fast pace. China's electricity industry thus had very good development opportunities and gained significant development. Over the year, the Company oversaw the overall operation of the Company by using a scientific development view. The Company actively opened up new markets, strived hard, capitalized on every opportunity that it came across and overcame various difficulties. The Company reached its targets in various areas, such as safe production, operation, management, construction, facility renovation and environmental protection. The Company's corporate presence continued to grow, its sales revenue continued to increase, its competitiveness and its ability to generate profits and manage resources effectively continued to improve, and its environmental protection standards continued to be maintained at an advanced level when compared to its competitors. Although the Company's profit was lower than the previous year because of high coal prices, the Company's cash flow was healthy, its financing channels were readily available and its financial condition was very good.

             Looking forward to 2006, the electricity market and the coal market, which have significant impact upon the Company's operation management and operating results, are full of opportunities and challenges. In the electricity market, the rapid development of the national economy and the increase in residential electricity consumption will cause China's electricity industry to continue to develop rapidly, providing opportunities for the Company to expand and develop more projects, and for the Company's projects that are going to be completed to gain market share. However, because there are quite a number of electricity projects going into operation in the coming years, the short supply of electricity is going to ease, market competition may be more fierce, and the power plants in certain areas which currently have relatively high utilization hours will be affected. In the coal market, coal supply and demand is basically balanced, and it is hopeful that the situation of short supply of coal resources and coal transportation will be eased, hence providing a favorable condition for the supply of coal for power plants. But the coal price trend is not very predictable, hence bringing challenges to the Company to control its fuel costs. However, the Company is confident that it can seize the opportunities, face challenges, enhance management and increase and enhance its competitiveness, thereby generating profits, getting better return for its shareholders and maintaining its good financial condition.

Critical accounting policies

             The Company and its subsidiaries have identified the policies below as critical to our business operations and the understanding of our results of operations. The impact of and any associated risks related to these policies on the business operations are discussed throughout the Operating and financial review and prospects where such policies affect our reported and expected financial results. For a detailed discussion on the application of these and other accounting policies, see Note 2 to the Financial Statements in
Item 17 of this Annual Report on Form 20-F. Note that our preparation of this Annual Report on Form 20-F requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amount of revenue and expenses during the reported period. There can be no assurance that actual results will not differ from those estimates.

Depreciation of property, plant and equipment

             Depreciation is calculated on the straight-line method to write off the cost of each asset to their estimated residual values over their estimated useful lives as follows:

Dam                                                                  44-55 years
Buildings                                                             8-55 years
Electric utility plant in service                                     4-40 years
Transportation facilities                                             5-27 years
Others                                                              2.5-18 years

             The residual values, useful lives and depreciation method are reviewed, and adjusted if appropriate, at least at each financial year-end.

             The determination of residual values, useful lives and depreciation method for the property, plant and equipment requires the use of estimates. This estimate is based on projected wear and tear incurred during power generation. It could change significantly as a result of technical innovations on power generators. It is reasonably possible, based on existing knowledge, that outcomes within the future that are different from assumptions could require a material adjustment to the carrying amount of property, plant and equipment.

Impairment of long-lived assets

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

             Key assumptions applied in the impairment tests include the expected tariff rates, demands of electricity in specific regions where these power plants are located and fuel cost. Management determined these key assumptions based on past performance and its expectations on market development. If different judgments were applied, estimates could differ significantly. Actual results could vary materially from these estimates.

Deferred income taxes

             As part of the process of preparing our consolidated financial statements, we are required to exercise considerable judgment to estimate the deferred income tax in each individual power plant and the headquarters. This process involves us estimating future income tax effects of temporary differences between the tax bases of assets and liabilities and amounts reported in the accompanying consolidated balance sheets. The Company and its subsidiaries use currently enacted income tax rates to determine deferred income taxes. If these rates change, the company and its subsidiaries would have to adjust the deferred income tax in the period these changes happen through the income statement. Deferred income tax assets on unused tax losses carried forward are recognized to the extent that it is probable that future taxable income will be available against which the unused tax losses can be utilized.

Newly adopted accounting policies

             In 2005, the Company and its subsidiaries changed certain of its accounting policies following the adoption of the revised / new International Financial Reporting Standards ("IFRSs"), International Accounting Standards ("IASs") and IFRIC interpretation below, which are relevant to its operation. The 2004 and 2003 comparatives have been reclassified / restated as required, in accordance with the relevant requirements.

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

             IAS 33  Earnings per Share

             IAS 36  Impairment of Assets

             IAS 38  Intangible Assets

             IAS 39  Financial Instruments: Recognition and Measurement

             IFRS 3  Business Combinations

             IFRS 4  Insurance Contracts

             IFRIC Interpretation 1  Changes in Existing Decommissioning,
                                     Restoration and Similar Liabilities

             IAS 1 has affected the presentation of minority interests, share of profit of associates and other disclosures.

             IASs 2, 8, 10, 16, 17, 32, 33, 38 and 39, IFRS 4 and IFRIC
Interpretation 1 had no material effect on the policies of the Company and its subsidiaries.

             IAS 21 had no material effect on the policy of the Company and its subsidiaries. The functional currency of each of the entities of the Company and its subsidiaries has been re-evaluated based on the guidance to the revised standard. All the entities used RMB as their functional currency as well as their presentation currency.

             IAS 24 has extended the identification and disclosure of related parties to include state-owned enterprises. Related parties include Huaneng Group, HIPDC and their related parties, other state-owned enterprises and their subsidiaries directly or indirectly controlled by the PRC government (other than those shown on the face of financial statements as other related parties), other entities and corporations in which the Company is able to control, jointly control or exercise significant influence and key management personnel of the Company, HIPDC and Huaneng Group as well as their close family members.

             The adoptions of IASs 27 and 28 have resulted in changes in accounting policies for investments in subsidiaries and associates at company level. Until December 31, 2004, investments in subsidiaries and associates at company level are accounted for using the equity method. Subsequent to that date, the Company and its subsidiaries, at the entity level, restated such investments at cost less any accumulated impairment losses.

             The adoption of IFRS 3 and IAS 36 results in changes in the accounting policies for goodwill and negative goodwill and the assessment by management of asset impairment.

             All changes in the accounting policies have been made in accordance with the transition provisions in the respective standards, wherever applicable.

             For a detailed discussion on the adoption and application of these new accounting policies, see Note 2 to the Financial Statements.

New accounting pronouncements

             For a detailed discussion of new accounting pronouncements, see Notes 2(v) and 41 to the Financial Statements.

B.           Operating results

             Our financial statements are prepared under IFRS. The audited financial statements are accompanied with notes setting out the differences between IFRS and US GAAP. The following management's discussion and analysis is based on the financial information prepared under IFRS. For material differences between IFRS and US GAAP, please refer to Note 41 to the Financial Statements.


Year ended December 31, 2005 compared with year ended December 31, 2004

                                             --------------------------------------------------------------------
                                                               For the Year Ended December 31,
                                             --------------------------------------------------------------------
                                                                                                 Increased/
                                                    2005                    2004                (Decreased)
                                             --------------------   ---------------------   ---------------------
                                                   RMB'000                RMB'000                    %
                                                                          Restated
Operating revenue                              40,190,004               30,150,602                    33.30

Sales tax                                        (113,475)                 (32,324)                  251.05

Operating expenses
    Fuel                                      (21,202,952)             (15,068,188)                   40.71
    Maintenance                                (1,165,374)                (807,689)                   44.28
    Depreciation                               (6,167,692)              (4,706,992)                   31.03
    Labor                                      (2,487,098)              (1,877,264)                   32.49
    Service fees to HIPDC                        (141,102)                (133,609)                    5.61
    Others                                     (1,903,345)                (606,346)                  213.90
                                             --------------------   ---------------------

       Total operating expenses               (33,067,563)             (23,200,088)                   42.53
                                             --------------------   ---------------------

Profit from operations                          7,008,966                6,918,190                     1.31
                                             --------------------   ---------------------

Financial expenses
    Interest income                                53,685                   43,092                    24.58
    Interest expenses                          (1,426,609)                (663,424)                  115.04
    Bank charges and exchange gain /
      (losses), net                               248,533                 (119,452)                 (308.06)
                                             --------------------   ---------------------

       Total financial expenses, net           (1,124,391)                (739,784)                   51.99
                                             --------------------   ---------------------

Share of profit of associates                     644,376                  312,037                   106.51

Investment income, net                             60,872                   20,554                   196.16

Other income, net                                   2,385                   18,666                   (87.22)
                                             --------------------   ---------------------

Profit before tax                               6,592,208                6,529,663                     0.96

                                               (1,044,297)                (948,734)                   10.07
Income tax
                                             --------------------   ---------------------

Profit for the year                             5,547,911                5,580,929                    (0.59)
                                             ====================   =====================

Attributable to:

        Equity holders of the Company           4,871,794                5,323,876                    (8.49)
        Minority interests                        676,117                  257,053                   163.03
                                             --------------------   ---------------------
                                                5,547,911                5,580,929                    (0.59)
                                             ====================   =====================

             In 2005, the national economy developed at a rapid pace and there was strong demand for electricity. The growth rate of electricity generation and consumption exceeded the growth rate of the GDP, providing the favorable environment for us to generate more electricity and increase operating revenues. In 2005, the total output of our operating power plants was 150.505 billion KWh, representing an increase of 31.70% from 2004. However, associated with the rapidly developing national economy, demand for coal remained very strong. Inadequate coal resources and transportation capacity, high coal prices as well as low coal quality have posed considerable challenge for us to arrange coal supply, maintain stable power generation and control fuel cost.

             We strived hard to strengthen our management over coal supply. Through various means, we were able to secure an adequate coal supply. Taking advantage of our advanced technology and experienced management, we increased our output, maintained our market share, and achieved our expected operating results.

Operating revenue

             In 2005, the consolidated operating revenue of the Company and its subsidiaries amounted to RMB 40.190 billion, representing an increase of 33.30% over RMB 30.151 billion in 2004. The increase in operating revenue is mainly due to the acquired power plants and newly operating power plants, which increased the scale of operation of the Company. The acquired power plants (including the projects acquired in mid-2004 and early 2005) contributed RMB
5.7 billion to the increase in revenue, newly operating power plants (including the Qinbei Phase II and Yushe Phase II that were put into operation in late 2004, as well as the Huaiyin Phase II and Shantou generating unit No. 3 that were put into operation in 2005) contributed RMB 3.8 billion to the increase in revenue.

             The increase in operating revenue was also attributable to the increased power tariff rate.

             The following table sets forth the average tariff rate of the Company and its subsidiaries, as well as percentage changes from 2004 to 2005.

                                                                        Average Tariff Rate
                                                                             (RMB/MWh)
                                                       ---------------------------------------------------------
            Operating Power Plant                         2004             2005          Increase/(decrease) (%)
------------------------------------------------------ ----------- ----------------- ---------------------------
Dalian................................................   283.62           317.58                 11.97%
Fuzhou................................................   365.00           367.06                  0.56%
Nantong...............................................   325.18           343.00                  5.48%
Shang'an..............................................   303.25           319.91                  5.49%
Shantou Oil-fired.....................................   604.08           610.73                  1.10%
Shantou Coal-fired....................................   446.86           459.12                  2.74%
Dandong...............................................   289.05           301.67                  4.37%
Shidongkou II.........................................   342.56           357.60                  4.39%
Nanjing...............................................   321.67           340.65                  5.90%
Dezhou................................................   332.58           349.56                  5.11%
Weihai................................................   394.06           398.93                  1.24%
Jining................................................   299.89           323.41                  7.84%
Shidongkou I..........................................   285.43           320.30                 12.22%
Taicang...............................................   341.10           360.00                  5.54%
Changxing.............................................   351.94           392.83                 11.62%
Huaiyin Phase I.......................................   330.88           346.43                  4.70%
Huaiyin Phase II......................................       --           373.77                    N/A
Xindian...............................................   320.83           337.25                  5.12%
Yushe Phase I.........................................   293.09           319.37                  8.97%
Yushe Phase II........................................   250.01           256.00                  2.40%
Yingkou...............................................   315.48           360.09                 14.14%
Jinggangshan..........................................   325.67           353.49                  8.54%
Luohuang..............................................   286.74           300.90                  4.94%
Yueyang...............................................   316.52           341.34                  7.84%
Qinbei................................................   273.11           299.77                  9.76%
Pingliang.............................................       --           211.43                    N/A
Sichuan Hydropower....................................       --           262.52                    N/A
Consolidated average..................................   327.88           331.41                  1.08%

             The average tariff rate of the Company and its subsidiaries increased by approximately 1.08% from RMB 327.88 per MWh in 2004 to RMB 331.41 per MWh in 2005. The increase was primarily due to the implementation of the "Coal-electricity price linkage mechanism" starting from May 2005, and our subsequent adjustment of tariff rate of each power plant. The effect of the tariff adjustment was partially offset by acquisition of the Pingliang Power Company and Sichuan Hydropower in 2005. The average tariff rate would have increased by RMB 13.89 per MWh, or 4.24% if these two power plants were excluded.

Sales tax

             Sales tax mainly consists of taxes associated with value-added tax. According to relevant administrative regulations, such taxes include the City Construction Tax and Education Surcharge. These taxes are based on the amount of value-added tax the Company paid at the specified tax rate, and currently not applicable to direct foreign investment enterprises approved by the government. As a result, certain power plants of the Company do not have to pay such taxes. In 2005, the sales tax increased by 251.05% from RMB 32 million in 2004 to RMB 113 million. The increase was mainly due to the increased number of power plants subject to such taxes as a result of acquisition of power plants and putting newly constructed power plants into operation.

Operating expenses

             The total operating expenses of the Company and its subsidiaries increased by 42.53% from RMB 23.2 billion in 2004 to RMB 33.068 billion in 2005. The increase was primarily attributable to the expansion of power generation capacity and increase in fuel costs. The acquired power plants contributed RMB 4.404 billion, and newly operating power plants contributed RMB
2.981 billion.

             The growth rate of operating expenses exceeded the growth rate of power generation mainly because of the significant increase in fuel prices. In addition, the increase in average tariff rate was lower than that in unit fuel cost. As a result, the growth rate of operating expenses was more than the growth rate of the operating revenue. The operating expenses mainly consisted of the following:

Fuel

             Fuel cost represented the major operating expenses of the Company and its subsidiaries, increasing by 40.71% from RMB 15.068 billion in 2004 to RMB 21.203 billion in 2005. The increase was primarily due to the expansion of power generation capacity and the increased fuel price. The expansion of power generation capacity contributed RMB 3.896 billion, up by 25.84% from 2004, and the increased fuel price contributed to RMB 2.239 billion, up by 14.99% from 2004.

             The unit fuel cost increased by 11.77% to RMB 156.13 associated with the increase in the average unit price of coal from RMB 307.92 in 2004 to RMB 338.03 in 2005, up by 9.78%.

Maintenance

             The maintenance expense of the Company and its subsidiaries amounted to RMB 1.165 billion in 2005, representing an increase of 44.28% from RMB 808 million in 2004. The increase was mainly due to the expansion of our power generation capacity and the increased maintenance arrangements and fees after postponement from prior year as a result of power shortage in certain regions last year.

Depreciation

             The depreciation of the Company and its subsidiaries increased by 31.03% from RMB 4.707 billion in 2004 to RMB 6.168 billion in 2005. The acquired power plants contributed RMB 1.163 billion, and newly operating power plants contributed RMB 404 million. Depreciation on the remaining power plants decreased by 2.54%, or RMB 106 million compared with 2004.

Labor

             Labor costs of the Company and its subsidiaries amounted to RMB
2.487 billion in 2005, representing an increase of 32.49% from RMB 1.877 billion in 2004. The increase was primarily due to the increased number of employees and human resources cost as a result of acquisition of Yingkou Power Plant, Luohuang Power Company, Yueyang Power Company and Jinggangshan Power Plant in July 2004 and Pingliang Power Company and Sichuan Hydropower in January 2005. In addition, the employee salary which had originally been accounted for as construction cost was accounted for as labor cost as newly constructed units were put into operation, resulting in the increase in labour costs as well.

Service fees to HIPDC

             The service fees paid to HIDPC represents fees paid for the use of its grid connection and transmission facilities. There was no significant change in the service fees paid to HIPDC from 2004 to 2005.

Other operating expenses

             Other operating expenses consist of expenses such as environmental protection expenses, insurance fees, administrative expenses, and amortization. In 2005, the other operating expenses of the Company and its subsidiaries amounted to RMB 1.903 billion, representing an increase of 213.90% from RMB 606 million in 2004. The increase was largely attributable to the following factors:

             o termination of negative goodwill amortization in 2005 because of changes in accounting policies, resulting in the increase of approximately RMB 250 million (the negative goodwill amortization in 2004 was approximately RMB 250 million) in the other operating expenses;

             o expansion of power generation capacity of the Company and its subsidiaries in the acquired power plants and newly operating power plants;

             o increase of RMB 211 million in the environmental protection fees.

Financial expenses

             Financial expenses consist of interest income, interest expenses, bank charges and net exchange differences.

Interest expenses

             The interest expenses of the Company and its subsidiaries in 2005 amounted to RMB 1.427 billion, representing a relatively large increase from RMB 663 million in 2004. The increase was largely due to the increased loans borrowed for acquisition of power plants and expansion of existing power plants.

Bank charges and net exchange differences

             The net exchange gain of the Company and its subsidiaries less bank charges amounted to RMB 249 million in 2005, representing a relatively significant increase from the net exchange loss plus bank charges totaling RMB 119 million in 2004. In 2005, the foreign exchange rate for RMB appreciated in relation to US Dollar and Euro. As a result, loans denominated in US Dollar and Euro generated approximately RMB 290 million in exchange gain, representing an increase of RMB 383 million from the exchange loss of RMB 93 million in 2004.

Share of profit of associates

             Share of profit of associates in 2005 was RMB 644 million, representing a relatively large increase from RMB 312 million in 2004. The increase was largely attributable to the increased investment income from Shenzhen Energy Group Co., Ltd. and the recognition of the investment income from Hanfeng Power Company since July 2004. In addition, because of changes in accounting policies, goodwill was no longer amortized (and there was no impairment identified in annual testing), which also contributed to the increase compared with 2004.

Enterprise income tax ("EIT")

             The EIT of the Company and its subsidiaries amounted to RMB 1.044 billion in 2005, representing an increase of 10.07% from RMB 949 million in 2004. The effective tax rate increased from 15% in 2004 to 16% in 2005. The acquisition of domestic enterprises in the current year contributed to such an increase. Please refer to Note 32 to the Financial Statements for detailed analysis.

Profit for the year

             The profit of the Company and its subsidiaries amounted to RMB
5.548 billion in 2005, remaining at the same level with the profit of RMB 5.581 billion in 2004. The impact of 2004 and 2005 acquisitions contributed to an increase in profit by approximately RMB 673 million. The increase in power demand and implementation of coal-electricity price mechanism also contributed to such increases. However, these were offset by the increased coal price.

Profit attributable to the Company's equity holders and minority interests

             The profit attributable to minority interests increased from RMB 257 million to RMB 676 million as a result of the acquisitions in 2004 and 2005. These acquisitions included Luohuang Power Company, Yueyang Power Company, Pingliang Power Company and Sichuan Hydropower of which less than 100% was acquired.


Year ended December 31, 2004 compared with year ended December 31, 2003

                                                    For the Year Ended December 31,
                                                -------------------------------------
                                                      2004               2003           Increase / (Decrease)
                                                -----------------  ------------------  ----------------------
                                                    RMB'000             RMB'000                 (%)
                                                    Restated            Restated
Operating revenue                                   30,150,602         23,433,572                28.66

Sales tax                                              (32,324)           (45,335)              (28.70)

Operating expenses
    Fuel                                           (15,068,188)        (9,025,013)               66.96
    Maintenance                                       (807,689)          (921,561)              (12.36)
    Depreciation                                    (4,706,992)        (4,117,478)               14.32
    Labor                                           (1,877,264)        (1,439,673)               30.40
    Service fees to HIPDC                             (133,609)          (214,723)              (37.78)
    Others                                            (606,346)          (596,627)                1.63
                                                -----------------  ------------------

       Total operating expenses                    (23,200,088)       (16,315,075)               42.20
                                                -----------------  ------------------

Profit from operations                               6,918,190          7,073,162                (2.19)
                                                -----------------  ------------------

    Interest income                                     43,092             53,044               (18.76)
    Interest expenses                                 (663,424)          (569,148)               16.56
    Bank charges and exchange losses, net             (119,452)           (28,181)              323.87
                                                -----------------  ------------------

       Total financial expenses, net                  (739,784)          (544,285)               35.92
                                                -----------------  ------------------

Share of profit of associates                          312,037            160,509                94.40

Investment income, net                                  20,554             10,705                92.00

Other income, net                                       18,666             12,070                54.65
                                                -----------------  ------------------

Profit before tax                                    6,529,663          6,712,161                (2.72)


Income tax expenses                                   (948,734)        (1,097,859)              (13.58)
                                                -----------------  ------------------

Profit for the year                                  5,580,929          5,614,302                (0.59)
                                                =================  ==================

Attributable to:

        Equity holders of the Company                5,323,876          5,430,408                (1.96)

        Minority interests                             257,053            183,894                39.78
                                                -----------------  ------------------

                                                     5,580,929          5,614,302                (0.59)
                                                =================  ==================

Operating Revenue

             In 2004, the consolidated operating revenue of the Company and its subsidiaries amounted to RMB 30.151 billion, representing an increase of approximately 28.66% from RMB 23.434 billion in 2003. The increase of the operating revenue was mainly due to the increase of power generation capacity, operating hours of the power plants and the average tariff rates.

             The following table sets forth the average tariff rate (value-added tax included) of our power plants and the percentage changes from 2003 to 2004.

                                           Average Tariff Rate
                                                (RMB/MWh)
                              ------------------------------------------------
                                                        Increase / (decrease)
Operating power plants            2004         2003              (%)
----------------------------- ------------ ------------- ---------------------
Dalian                          283.62       272.69            4.01%
Fuzhou                          365.00       331.82            10.00%
Nantong                         325.18       312.52            4.05%
Shang'an                        303.25       307.94           (1.52%)
Shantou Oil-Fired               604.08       672.14           (10.13%)
Shantou                         446.86       435.17            2.69%
Dandong                         289.05       276.95            4.37%
Shidongkou II                   342.56       332.85            2.92%
Nanjing                         321.67       307.31            4.67%
Dezhou                          332.58       333.34           (0.23%)

                                           Average Tariff Rate
                                                (RMB/MWh)
                              ------------------------------------------------
                                                        Increase / (decrease)
Operating power plants            2004         2003              (%)
----------------------------- ------------ ------------- ---------------------

Weihai                          394.06       386.50            1.96%
Jining                          299.89       274.66            9.19%
Shidongkou I                    285.43       256.64            11.22%
Taicang                         341.10       321.80            6.00%
Changxing                       351.94       320.57            9.79%
Huaiyin                         330.88       317.21            4.31%
Xindian (1)                     320.83       342.41           (6.30%)
Yushe(1)                        282.10       200.63            40.61%
Yingkou(2)                      315.48          N/A             N/A
Jinggangshan(2)                 325.67          N/A             N/A
Luohuang(2)                     286.74          N/A             N/A
Yueyang(2)                      316.52          N/A             N/A
Qinbei(3)                       273.11          N/A             N/A
Consolidated average            327.88       318.68            2.89%

_______________-
Note:

(1) Since November, 2003, we have held a more than 50% equity interest in the Xindian Power Plant and the Yushe Power Company.

(2) Since July, 2004, we have held a more than 50% equity interest in the Yingkou Power Plant, the Jinggangshan Power Plant, the Luohuang Power Company and the Yueyang Power Company.

(3) The two generators of the Qinbei Power Company commenced production in November and December 2004 respectively.

             The average tariff rate of the Company and its subsidiaries increased by approximately 2.89% from RMB 318.68 per MWh in 2003 to RMB 327.88 per MWh. The increase was attributable to the implementation of an adjustment on the tariff for electricity sold and the related operating hours of the power plants in accordance with instructions from NDRC.

Operating expenses

             The total operating expenses of the Company and its subsidiaries increased by 42.20% from approximately RMB 16.315 billion in 2003 to approximately RMB 23.2 billion in 2004. The increase was largely attributable to the expansion of power generation capacity and the increased fuel costs. The power plants acquired in 2004 attributed RMB 2.074 billion to the total operating expenses. Excluding the impact from the power plants acquired in 2004, the increase in operating expenses amounted to approximately RMB 4.811 billion.

             The growth rate of operating expenses exceeded both of the growth rate of power generation and operating revenue. The significant increase in fuel costs was considered to be the primary reason for such an increase. The economies of scale as a result of enhancing utilization rates brought about a slower increase in fixed costs (such as depreciation) when compared with that of power generation, however, could not fully offset the impact of higher rate of increase in fuel costs. Hence, the rate of growth of operating expenses of the Company and its subsidiaries was greater than that of power generation. As operating revenue is determined by power generation and tariff rates and given the limited increase in average tariff rate, the growth of operating expenses was also higher than that of operating revenue.

             Fuel

             Fuel costs represented the major operating expenses of the Company and its subsidiaries in 2004, which increased by approximately 66.96% from 2003. The increase in coal consumption as a result of increasing power generation of the Company and its subsidiaries and the increase in fuel price contributed to an increase in fuel costs. There was an increase of approximately 32.97% unit fuel cost from prior year in 2004.

             Maintenance

             The maintenance expense of the Company and its subsidiaries amounted to approximately RMB 808 million in 2004, representing a decrease of approximately 12.36% from approximately RMB 922 million in the prior year. The decrease in the maintenance expense was mainly due to two factors: first, enhanced utilization rate of equipment and minimized duration of maintenance projects through the careful scheduling of maintenance programs; and second, the improvement of the operating condition of the equipment as a result of continuous technological improvements.

             Depreciation

             The depreciation of the Company and its subsidiaries increased by approximately 14% from RMB 4.117 billion in 2003 to RMB 4.707 billion in 2004. The newly acquired power plants in 2004 contributed to an increase of approximately 12.34%.

             Labor

             The labor costs of the Company and its subsidiaries amounted to approximately RMB 1.877 billion in 2004, representing an increase of approximately 30.40% from approximately RMB 1.440 billion in 2003. The labor cost of the original power plants increased to approximately RMB 1.744 billion, representing an increase of approximately 21.14% compared with 2003, among which, the full year impact from the Xindian Power Plant and the Yushe Power Company acquired in October, 2003 contributed approximately RMB 112 million. The newly acquired Yingkou Power Plant, the Jinggangshan Power Plant, the Yueyang Power Company and the Luohuang Power Company contributed additional labor costs of approximately RMB 133 million in 2004.


             Service fees to HIPDC


             The service fees paid to HIDPC represents fees paid for use of its grid connection and transmission facilities based on reimbursement of cost plus a profit. The service fees paid to HIPDC amounted to approximately RMB 134 million in 2004, representing a decrease of 37.78% compared to approximately RMB 215 million in 2003. The decrease of service fees rate upon the conclusion of a supplementary agreement with HIPDC represented the primary reason for this decrease.

             Other operating expenses

             Other operating expenses of the Company and its subsidiaries amounted to approximately RMB 606 million in 2004, representing an increase of approximately 1.63% from approximately RMB 597 million in 2003. The major reason for this increase was the full year impact from the Xindian Power Plant, the Yushe Power Company and the Qinbei Power Company acquired in October, 2003 and the six-month contribution from the Yingkou Power Plant, the Jinggangshan Power Plant, the Yueyang Power Company and the Luohuang Power Company acquired in July, 2004. The other operating expenses of the original power plants accounted for approximately RMB 542 million, representing a decrease of approximately 9.20% from approximately RMB 597 million in 2003.

Profit from operations

             The increasing fuel costs contributed to a decrease of approximately 2.19% in profit from operations from approximately RMB 7.073 billion in 2003 to approximately RMB 6.918 billion in 2004.

Financial expenses

             The total financial expenses (net) of the Company and its subsidiaries totaled approximately RMB 740 million for the year 2004, which represented an increase of approximately 35.92% from approximately RMB 544 million in 2003. The original power plants accounted for approximately RMB 554 million, representing an increase of approximately 1.80% from 2003. The financial expenses of the Yingkou Power Plant, the Jinggangshan Power Plant, the Yueyang Power Company and the Luohuang Power Company acquired in 2004 accounted for approximately RMB 186 million.

Enterprise income tax ("EIT")

             The total EIT of the Company and its subsidiaries amounted to approximately RMB 0.949 billion in 2004 which represented a decrease of approximately 13.58% from approximately RMB 1.098 billion in 2003. The decrease was mainly due to the decreased profit from operation and the increased ratio of the profit from the power plants subject to lower tax rates.

Profit attributable to equity holders of the Company

             The 2004 consolidated profit attributable to the equity holders of the Company was RMB 5.324 billion, which represented a decrease of approximately 1.96% from approximately RMB 5.430 billion in 2003. This decrease was primarily due to the increased operating expenses of the Company and its subsidiaries in 2004. A significant increase in power output, the average tariff rates and the respective full year and half year profit impacts from the acquisition of the Xindian Power Plant and the Yushe Power Company in October, 2003 and the acquisition of the Yingkou Power Plant, the Jinggangshan Power Plant, the Yueyang Power Company, the Luohuang Power Company and the Hanfeng Power Company in July, 2004 brought about increases in the operating revenue and profit attributable to equity holders of the Company respectively. However, all the factors described above could not fully offset the increased operating expenses caused by the increase in fuel costs. Hence, the consolidated profit attributable to the equity holders of the Company decreased slightly compared with 2003. The profit attributable to the equity holders of the Company, excluding the impact of newly acquired power plants in the 2004 was approximately RMB 4.927 billion, representing a decrease of 9.28% compared to RMB 5.430 billion in 2003.

C.           Financial position

General

             Compare with 2004, the assets and liabilities of the Company and its subsidiaries had a significant change due to the increase in capital expenditure on constriction and acquisitions.

             As of December 31, 2005, the total assets of the Company and its subsidiaries amounted to RMB 99.440 billion, representing an increase of 36.63% from RMB 72.780 billion as of December 31, 2004. Non-current assets increased by 38.42% to RMB 87.377 billion. The increases were largely due to assets acquisition and capital injection. Assets acquisition contributed RMB 14.496 billion to the total assets. In addition, there was a one-time credit of the unamortized balance of negative goodwill of RMB 1.484 billion to retained earnings at the beginning of 2005. Current assets increased by 24.96% to RMB
12.063 billion, because of, among others, an increase in inventories by RMB 880 million and an increase in accounts receivable by RMB 1.049 billion as a result of the expansion of the scale of operations.

             The total liabilities of the Company and its subsidiaries amounted to RMB 53.296 billion, representing an increase of 60.30% from RMB 33.248 billion as of December 31, 2004. The non-current liabilities increased 82.79% to approximately RMB 30.188 billion, while the current liabilities increased 38.09% to approximately RMB 23.107 billion. The increases were primarily attributable to an increase in loans to finance acquisition and project construction.

             Total interest-bearing debts of the Company amounted to RMB 43.539 billion, which included long-term loans (including long-term loans that would mature within one year), short-term loans, short-term bonds and certain notes payables. Among those, liabilities denominated in foreign currencies amounted to approximately RMB 6.343 billion.

             The total equity amounted to RMB 46.144 billion, representing an increase of 16.73% from 2004. The increase was mainly because our available-for-sale investment (investment in China Yangtze Power Co., Ltd.) had gained the right to be traded in the stock market subject to certain conditions since 2005. The difference of RMB 637 million between the market value and the net book value of the investment as of December 31, 2005 was recorded as a fair value reserve net of deferred taxation recognized. In addition, the unamortized balance of negative goodwill of RMB 1.484 billion was accounted for as retained earnings.

                                                              As of December 31,
                                                  -------------------------------------------
                                                          2005                  2004            Increase /
                                                                                                (Decrease)
                                                  -------------------- ----------------------- ----------------
                                                         RMB'000              RMB'000               (%)
                                                                              Restated
ASSETS
Non-current assets
  Property, plant and equipment, net                   78,997,297           57,780,410                36.72
  Investments in associates                             4,593,984            4,328,307                 6.14
  Available-for-sale investment                         1,033,225              254,990               305.20
  Land use rights                                       1,679,765            1,546,026                 8.65
  Other non-current assets                                336,379              225,890                48.91
  Deferred income tax assets                               64,075               97,539               (34.31)
  Goodwill                                                671,796              376,726                78.32
  Less: negative goodwill                                      --           (1,483,670)             (100.00)
                                                  -------------------- ----------------------

    Total non-current assets                           87,376,521           63,126,218                38.42
                                                  -------------------- ----------------------

                                                              As of December 31,
                                                  -------------------------------------------
                                                          2005                  2004            Increase /
                                                                                                (Decrease)
                                                  -------------------- ----------------------- ----------------
                                                         RMB'000              RMB'000               (%)
                                                                              Restated

Current assets
  Inventories, net                                      2,311,357            1,431,404                61.47
  Other receivables and assets, net                       855,952              723,316                18.34
  Accounts receivable, net                              6,022,426            4,973,103                21.10
  Due from HIPDC                                           21,847                   --                  N/A
  Due from other related parties                               --               14,970              (100.00)
  Restricted cash                                         201,276              202,688                (0.70)
  Temporary cash investments                                2,652               12,641               (79.02)
  Cash and cash equivalents                             2,647,665            2,295,531                15.34
                                                  -------------------- ----------------------

    Total current assets                               12,063,175            9,653,653                24.96
                                                  -------------------- ----------------------

    Total assets                                       99,439,696           72,779,871                36.63
                                                  ==================== ======================

EQUITY AND LIABILITIES
  Paid-in capital                                      12,055,383           12,055,383                   --
  Additional paid-in capital                            8,988,107            8,972,184                 0.18
  Dedicated capital                                     4,899,429            4,065,970                20.50
  Fair value gains from available-for-sale
    investment, net of tax                                636,964                   --                  N/A
  Retained earnings
    Proposed dividend                                   3,013,846            3,013,846                   --
    Others                                             10,443,745            8,158,136                28.02
                                                  -------------------- ----------------------
                                                       40,037,474           36,265,519                10.40

  Minority interests                                    6,106,713            3,266,393                86.96
                                                  -------------------- ----------------------
  Total equity                                         46,144,187           39,531,912                16.73
                                                  -------------------- ----------------------

Non-current liabilities
  Long-term loans from a shareholder                    2,800,000              800,000               250.00
  Long-term bank loans                                 25,711,255           14,761,271                74.18
  Other long-term loans                                   351,009              394,018               (10.92)
  Deferred income tax liabilities                       1,157,775              546,717               111.77
  Other non-current liabilities                           168,328               13,000             1,194.83
                                                  -------------------- ----------------------

    Total non-current liabilities                      30,188,367           16,515,006                82.79
                                                  -------------------- ----------------------

Current liabilities
  Accounts payable and other liabilities                6,905,240            4,551,158                51.72
  Dividends payable to shareholders of the Company             --                8,250              (100.00)
  Taxes payable                                         1,131,284              999,792                13.15
  Due to Huaneng Group                                     50,720                  190            26,594.74
  Due to HIPDC                                             53,230            1,258,799               (95.77)
  Due to an associate                                          --                3,799              (100.00)
  Due to other related parties                             29,620                9,437               213.87
  Staff welfare and bonus payables                        251,949              259,291                (2.83)
  Short-term bonds                                      4,938,250                   --                  N/A
  Short-term loans                                      6,580,870            8,099,000               (18.74)
  Current portion of long-term bank loans               2,653,339            1,225,476               116.51
  Current portion of other long-term loans                512,640              317,761                61.33
                                                  -------------------- ----------------------

    Total current liabilities                          23,107,142           16,732,953                38.09
                                                  -------------------- ----------------------

    Total equity and liabilities                       99,439,696           72,779,871                36.63
                                                  ==================== ======================

Analysis of selected consolidated balance sheet items

Property, plant and equipment, net

             As of December 31, 2005, property, plant and equipment, net of the Company and its subsidiaries amounted to approximately RMB 78.997 billion, representing an increase of RMB 21.217 billion from approximately RMB 57.780 billion in 2004. The increase was primarily due to the acquisition and addition of property, plant and equipment totaling RMB 27.682 billion, partially offset by disposal of assets, depreciation and impairment. Please refer to Note 11 to the Financial Statements for a detailed analysis of such an increase.

Available-for-sale investment

             Available-for-sale investment of the Company and its subsidiaries increased by approximately RMB 0.778 billion from RMB 0.255 billion as of December 31, 2004 to RMB 1.033 billion as of December 31, 2005. The increase was due to the revaluation of the legal person shares of China Yangtze Power Co., Ltd. ("Yangtze Power") held by the Company which are now allowed to be traded in the open market after Yangtze Power completed a process of shareholding structure reform. The difference between the market value and the net book value of the investment was recorded as a fair value reserve with corresponding decrease for deferred taxation recognized.

Deferred income tax assets

             As of December 31, 2005, deferred income tax assets of the Company and its subsidiaries amounted to RMB 64 million, representing a decrease of RMB 34 million compared with RMB 98 million as of December 31, 2004. Please refer to Note 29 to the Financial Statements for a detailed analysis of such a decrease.

Goodwill and negative goodwill

             As of December 31, 2005, goodwill and negative goodwill of the Company and its subsidiaries totaled approximately RMB 0.672 billion and nil respectively, representing an increase of approximately RMB 0.295 billion and a decrease of RMB 1.484 billion respectively from approximately RMB 0.377 billion and RMB(1.484) billion respectively as of December 31, 2004. The increase in goodwill from prior year was mainly attributable to acquisition while the change in accounting policy contributed to the decrease in negative goodwill. Please refer to Note 2(a) to the Financial Statements for a detailed analysis on the change in accounting policy.

Inventories, net

             As of December 31, 2005, the inventories, net of the Company and its subsidiaries increased by RMB 0.880 billion from RMB 1.431 billion as of December 31, 2004. The increases were primarily due to the increased amount and price of the coal held for power generation.

Accounts receivable, net

             Accounts receivable, net as of December 31, 2005 amounted to RMB
6.022 billion, representing an increase of 21.1% from RMB 4.973 billion as of December 31, 2004. The increase was primarily due to the increase in power generation and sales.

Minority interests

             As of December 31, 2005, minority interests of the Company and its subsidiaries amounted to RMB 6.107 billion, representing an increase of approximately RMB 2.841 billion from RMB 3.266 billion in 2004. The increase was primarily due to the additional minority interests of RMB 1.979 billion arising from acquisition of Sichuan Hydropower and Pingliang Power Plant, the capital injection of RMB 0.596 million by minority shareholders of the Company's subsidiaries, and net profit attributable to minority interests of RMB 5.548 million.

Long-term loans

             Long-term loans consist of long-term loans from a shareholder, long-term bank loans and other long-term loans. As of December 31, 2005, long-term loans of the Company and its subsidiaries increased by approximately RMB 14.529 billion from RMB 17.499 billion as of December 31, 2004 to RMB
32.028 billion, which was primarily due to the increased long-term borrowings to finance acquisition and construction of the new power plants.

Deferred income tax liabilities

             As of December 31, 2005, deferred income tax liabilities of the Company and its subsidiaries amounted to approximately RMB 1.158 billion, representing an increase of approximately RMB 0.611 billion from RMB 0.547 billion as of December 31, 2004. Please refer to Note 29 to the Financial Statements for a detailed analysis of such an increase.

Accounts payable and other liabilities

             As of December 31, 2005, accounts payable and other liabilities of the Company and its subsidiaries amounted to approximately RMB 6.905 billion, representing an increase of approximately RMB 2.354 billion from RMB 4.551 billion as of 2004. Please refer to Note 25 to the Financial Statements for a detailed analysis of such an increase.

Due to Huaneng Group

             As of December 31, 2005, due to Huaneng Group amounted to approximately RMB 50.720 million, representing an increase of approximately RMB
50.530 million from RMB 0.190 million in 2004. The increase was due to the acquisition of Sichuan Hydropower.

Due to HIPDC

             As of December 31, 2005, due to HIPDC amounted to approximately RMB 53.230 million, representing a decrease of RMB 1.206 billion from RMB 1.259 billion as of December 31, 2004. The decrease was mainly due to the repayment for a payable brought forward upon the acquisition of Yingkou Power Plant.

Short-term bonds

             As of December 31, 2005, the Company's short-term bonds amounted to RMB 4.938 billion resulting from the issuance of RMB 4.5 billion and RMB 0.5 billion unsecured short-term zero-coupon bonds on May 27, 2005.

Short-term loans

             As of December 31, 2005, the Company's short-term loans amounted to RMB 6.581 billion, representing a decrease of 18.74% from RMB 8.099 billion as of December 31, 2004. The decrease was due to the repayment of short-term loans according to the repayment schedules.

Impact of Differences between IFRS and US GAAP

             In addition to the above management discussion and analysis of our results of the operations under IFRS between the years ended December 31, 2005, 2004 and 2003, the following provides a summary of the significant accounting differences between IFRS and US GAAP that would have a significant impact on our management discussion and analysis of the results of our operations between the years ended December 31, 2005, 2004 and 2003 under US GAAP. See also Note 41 to the Financial Statements for a complete summary of all significant accounting differences between IFRS and US GAAP that are relevant to us.

             Under IFRS, we have adopted the acquisition method to account for our acquisitions of the Shidongkou I Power Plant, the Taicang Power Company and the Changxing Power Plant in 2002; the acquisitions of the 55% equity interest in the Qinbei Power Company, 60% equity interest in the Yushe Power Company and all of the assets and liabilities of the Xindian Power Plant in 2003; the acquisitions of the 55% equity interest in the Yueyang Power Company, 60% equity interest in the Luohuang Power Company, 90% equity interest in the Jinggangshan Power Plant and all of the assets and liabilities of the Yingkou Power Plant in 2004; and the acquisition of 60% equity interest in Sichuan Hydropower and 65% equity interest in Pingliang Power Company in 2005. Accordingly, our results of operations under IFRS include the results of these power plants only from the respective dates of acquisition. In contrast, under US GAAP, our acquisition of these power plants are considered as combinations of entities under common control which are accounted for at historical cost and reflected retroactively to include the results of operations for each of the three years ended December 31, 2005 as if the acquisitions of these power plants had taken place since the beginning of the earliest period presented.

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

             In 2003, goodwill arising from acquisitions was amortized using the straight-line method over its estimated useful life and recognized in the income statements as other operating expense. In 2004, in accordance with IFRS 3, goodwill arising form acquisitions for which the agreement date was before March 31, 2004 is amortized using the straight-line method over its estimated useful life and recognized in the income statement as other operating expenses and subject to an impairment review whenever events or changes in circumstances indicated their carrying value may not be recoverable, and annually if the estimated useful life exceeds 20 years. Under US GAAP, in accordance with Statement of Financial Accounting Standard Number 142 "Goodwill and Other Intangible Assets", goodwill arising form acquisition is not amortized but tested for impairment on an annual basis and between annual tests in certain circumstances. There is no such a GAAP difference for goodwill arising from acquisitions for which the agreement date was on or after March 31, 2004. As all the goodwill arising from the acquisitions ceased to be amortized in 2005, there was no such a GAAP difference.

             Upon the completion of the acquisition of Shandong Huaneng Power Development Company Limited ("Shandong Huaneng"), the entire net assets of Shandong Huaneng were recorded at fair value. In 2003 and 2004, the excess of the fair value of the entire net assets acquired over the total cost of the acquisition was recorded as negative goodwill and amortized using the straight-line method over its estimated useful life. In 2005, the ending balance of negative goodwill brought forward from 2004 is credited to opening retained earnings in accordance with IFRS 3. Under US GAAP, the difference between these net asset values and the cash consideration was recorded as a reduction to the property, plant and equipment value of the respective power plants at the acquisition date. As the amount of negative goodwill originally recognized under IFRS is different from the amount of the reduction to property, plant and equipment under US GAAP and that the negative goodwill under IFRS is offset against opening retained earnings in 2005 whereas, for US GAAP purposes, it was a reduction to the value of the property, plant and equipment, which reduced value is being depreciated over the respective assets' useful life, the operating result under IFRS and US GAAP is different. Therefore, the impact of the GAAP difference on operating expense was RMB 161 million in 2005 and RMB 86 million both in 2003 and 2004.

             The impact on depreciation arising from the GAAP difference between IFRS and US was mainly attributable to the acquisitions from related parties that are considered as common control transactions and thus, required to account the acquired assets at historical cost which cause the GAAP difference on the carrying amounts and the depreciation of property, plant and equipment ("the impact of using historical method"), in addition, for the acquisitions to be considered as common control, the operating results of the power plants acquired before acquisition should be consolidated into the Company and its subsidiaries' operating results in a manner similar to the pooling of interests method which also cause the GAAP difference in the depreciation expense ("the impact of pooling method").

             Hence, in 2005, the impact of using historical method resulted in a decrease in depreciation of 8% from RMB 6,167 million under IFRS to RMB 5,696 million under US GAAP. As the acquisitions occurred as of the beginning of the current year, and there is no material pooling impact under US GAAP.

             In 2004, the impact of using historical method caused the depreciation to drop by RMB 278 million, and the impact of pooling method of the acquisitions in 2005 and 2004 increases the deprecation by RMB 575 million and RMB 410 million respectively as under the pooling method these companies were treated as though they were acquired by the Company at the dates they were acquired / owned by Huaneng Group and depreciation was recorded for the entire year.

             In 2003, the impact of using historical method caused the depreciation to drop by RMB 68 million, and the impact of pooling method of the acquisitions in 2005, 2004 and 2003 increases the deprecation by RMB 516 million, RMB 1,043 million and RMB 19 million respectively.

             Other than the above, there was no material difference between IFRS and US GAAP that would have a significant impact on our management discussion and analysis of the results of our operation among the years ended December 31, 2005, 2004 and 2003.

Major financial position ratios

                                                   As of December 31,
                                       ----------------------------------------
                                           2005          2004           2003
                                       ------------  ------------   -----------
Current ratio                             0.52           0.58             0.90
Quick ratio                               0.42           0.49             0.81
Ratio of liability and equity
    attributable to equity
    holders of the Company                1.33           0.92             0.54
Multiples of interest earned              3.77           7.23            11.94



Calculation formula of the financial ratios

Current ratio = balance of the current assets at the end of the year / balance of current liabilities at the end of the year

Quick ratio = (balance of current assets at the end of the year - net amounts of inventories at the end of the year) / balance of current liabilities at the end of the year

Ratio of liabilities and equity attributable to equity holders of the Company =balance of liabilities at the end of the year / balance of equity attributable to equity holders of the Company at the end of the year

Multiples of interest earned = (profit before tax + interest expenses) / interest expenditure (including capitalized interest)

             The current ratio and quick ratio remained at a relatively low level and decreased as of December 31, 2005 compared with December 31, 2004. This was mainly due to the increased current liabilities as a result of issuance of short-term bond by the Company in 2005. The significant increase in the ratio of liabilities and shareholders' equity as of December 31, 2005 compared with December 31, 2004 was mainly due to the significant increases in construction borrowings and the impact of the relatively high ratio of liabilities and equity holders of Sichuan Hydropower and Pingliang Power Company acquired in 2005. The multiples of interest earned decreased significantly from that of the same period of the prior year mainly due to: first, the acquisitions increased the liability and total interest expenses, however, the profit before tax did not increase at the same rate as liabilities or interest expense due to the coal price factor. Second, the continuous commencement of the projects under construction led to the increase in construction borrowings and total capitalized interest compared with 2004.

             As of December 31, 2004, the current ratio and quick ratio of the Company and its subsidiaries decreased significantly compared to that of 2003, which was mainly due to increased capital expenditure and the cash consideration paid during acquisitions. Similarly, the significant increases in short-term and long-term borrowings, arising from the reasons discussed above, contributed to the significant increase in the ratio of liabilities and equity attributable to the equity holders of the Company. The multiples of interest earned of the Company and its subsidiaries decreased from that of the prior year mainly due to the drop in income and the increase in interest expenses (including capitalized interest) on loans borrowed to finance construction and acquisition.

D.           Liquidity and cash resources

             The primary sources of funding for the Company and its subsidiaries have been cash provided by internal fund operating activities and short-term and long-term borrowings, and the primary use of funds have been for working capital, capital expenditure and repayment of short-term and long-term borrowings.

             As of December 31, 2005, the net current liabilities of the Company and its subsidiaries totaled RMB 11.044 billion. Based on the successful financing history of the Company, the significant amount of undrawn banking facilities available to the Company and the stable operating results, the Company believes that it has substantial borrowing capacity to meet cash requirements and prevent financial risks. Moreover, the Company will continue to minimize interest expenses by issuing short-term bonds and asset-backed bills of exchange.

Liquidity

Cash flows from operating activities

                                                                 For the Year Ended December 31,
                                                   --------------------------------------------------------
                                                           2005               2004               2003
                                                   ------------------- ------------------ -----------------
                                                         RMB'000            RMB'000             RMB'000
                                                                            Restated           Restated
Cash flows from operating activities
Profit before tax.............................           6,592,208          6,529,663           6,712,161
Non-cash items adjustments....................           6,894,680          4,907,940           4,440,827
Changes in working capital....................          (1,778,721)        (1,219,952)            (67,084)
Interest paid.................................          (1,965,094)          (974,879)           (617,162)
Interest received.............................              52,475             43,895              54,182
Income tax paid...............................          (1,114,698)        (1,123,966)           (989,635)

Net cash provided by operating activities.....           8,680,850          8,162,701           9,533,289


             Net cash provided by operating activities is the main source of cash for the Company. The net cash provided by operating activities amounted to RMB 8.681 billion in 2005, representing an increase of 6% from RMB 8.163 billion in 2004. The increase was primarily due to the increased operating revenue resulting from the expansion of power generation capacity. Net cash provided by operating activities was partially offset by the increased interest paid of RMB 1.114 billion, resulting from the increased borrowings bearing interests.

             Net cash provided by operating activities amounted to RMB 8,163 billion in 2004, representing a decrease of 14% compared with 2003. The decrease was primarily due to the significant increase in the fuel costs.

             The Company and its subsidiaries expect the operating activities will continue to provide sufficient and sustained cash flows for the operations and expansion in the future.


Cash flows used in investing activities

                                                                    For the year ended December 31,
                                                           ---------------------------------------------------
                                                                 2005             2004             2003
                                                           ---------------  ----------------  ----------------
                                                               RMB'000          RMB'000          RMB'000
Cash flows from investing activities                                           Restated            Restated
   Purchase of property, plant and equipment...........     (13,842,293)     (9,877,553)         (3,606,704)

   Proceeds from disposals of property, plant and
     equipment, net....................................          32,098          27,768               7,679

   Prepayments of land use rights......................         (99,745)       (154,754)            (16,508)

   Increase in other non-current assets................          15,766          (3,680)            (12,847)

   Decrease in temporary cash investments..............           9,989         132,355           1,066,629

   Proceeds from disposals of investments..............               -             548              80,704

   Cash dividend received .............................         429,589         172,542                   -

   Cash consideration paid for acquisitions ...........      (2,528,300)     (4,575,000)         (2,940,000)

   Direct transaction costs paid for acquisitions......         (16,698)        (31,685)            (19,618)

   Cash from the power plants acquisitions.............         566,704         659,174             215,585

   Proceeds from disposal of Huaneng Nanjing Ranji
     Power Generation Limited Liability Company
     ("Nanjing Ranji").................................          30,000               -                   -

   Cash outflow on disposal of Nanjing Ranji...........         (10,479)              -                   -
                                                           ---------------  ----------------  ---------------

    Net cash used in investing activities..............     (15,413,369)    (13,650,285)         (5,225,080)
                                                           ---------------  ----------------  ---------------

             Net cash used in investing activities amounted to approximately RMB 15.413 billion, RMB 13.650 billion and RMB 5.225 billion in 2005, 2004 and 2003. The increase in net cash used in investing activities in 2005 was mainly due to the increased capital expenditures on purchase of property, plant and equipment for construction and renovation. The cash considerations paid for acquisitions amounted to RMB 2.528 billion,

RMB 4.575 billion and RMB 2.940 billion in 2005, 2004 and 2003, respectively. Such change was because of different scale of assets acquisition from year to year.

             In 2006, the Company will remain in a comparatively concentrated period of capital expenditures for construction projects with comparatively substantial amounts.


Cash flows from financing activities

                                                                   For the year ended December 31,
                                                         -----------------------------------------------------
                                                                2005               2004             2003
                                                         --------------------  -------------  ----------------
                                                              RMB'000            RMB'000          RMB'000

Cash flows from financing activities                                             Restated        Restated
   Bonds issuance expense paid.....................           (22,500)                  -                 -

   Drawdown of short-term bonds....................         4,862,200                   -                 -

   Drawdown of short-term loans....................        11,657,569           8,724,000           769,000

   Repayments of short-term loans..................       (13,670,000)         (2,940,313)         (450,000)

   Drawdown of long-term loans from a shareholder..         2,000,000             800,000                 -

   Repayments of long-term loans from shareholders.                 -          (1,504,827)         (388,988)

   Drawdown of long-term bank loans................         8,297,018           4,944,000           950,230

   Repayments of long-term bank loans..............        (2,933,870)         (3,192,843)       (2,322,348)

   Drawdown of other long-term loans...............                 -                   -           416,000

   Repayments of other long-term loans                       (351,118)           (679,062)          (36,060)

   Capital injection from minority shareholders of
     the subsidiaries..............................           585,702             677,034            77,632

   Dividends paid to shareholders of the Company...        (3,022,096)         (3,005,586)       (2,049,408)

   Dividends paid to minority shareholders of the
     subsidiaries..................................          (318,252)           (167,125)         (148,220)

   Redemption of convertible notes.................                 -                (811)                -
                                                         -------------------  --------------  ---------------

    Net cash provided by/(used in) financing
activities.........................................         7,084,653           3,654,467        (3,182,162)
                                                         -------------------  --------------  ---------------

             Net cash inflow provided by financing activities in 2005 amounted to RMB 7.085 billion primarily because our proceeds from bank and other loans exceeded repayment of bank and other loans by approximately RMB 5 billion. The net cash inflow was further increased by issuance of short-term bonds in the principal amounts of RMB 5 billion. On the other hand, the net cash inflow was partially offset by the dividends of RMB 3.022 billion paid to the shareholders of the Company.

             Net cash inflow provided by financing activities in 2004 amounted to RMB 3.654 billion, primarily because our proceeds from bank and other loans exceeded repayment of bank and other loans by approximately RMB 6.151 billion. The net cash inflow was partially offset by the dividends of approximately RMB
3.006 billion to the shareholders of the Company.

             Net cash outflow used in financing activities in 2003 amounted to RMB 3.182 billion, primarily because our repayment of bank and other loans exceeded our proceeds from bank and other loans by RMB 1.062 billion. The net cash outflow was further increased by the dividends of approximately RMB 2.049 billion paid to the shareholders of the Company.

             As of December 31, 2005, the net current liabilities of the Company and its subsidiaries totaled RMB 11.044 billion. Based on the successful financing history of the Company, the significant amount of undrawn banking facilities available to the Company and the stable operating results, the Company believes that it will be able to meet their liabilities as and when they fall due and meet the capital required for operations. Moreover, the Company will continue to minimize interest expenses by issuing short-term bonds and asset-backed bills of exchange. The Company believes it will be able to control the scale of liabilities and the financial risks.


Cash and cash equivalents

                                                                    For the Year Ended December 31,
                                                           ------------------------------------------------
                                                                   2005            2004              2003
                                                                RMB'000         RMB'000           RMB'000
                                                           ---------------  --------------  ---------------
Net increase / (decrease) in cash and cash
   equivalents.......................................           352,134      (1,833,117)        1,126,047
Cash and cash equivalents as of the beginning of
   the year..........................................         2,295,531       4,128,648         3,002,601
                                                           ---------------  --------------  ---------------
Cash and cash equivalents as of the end of the year..         2,647,665        2,295,531        4,128,648
                                                           ===============  ==============  ===============

             As of December 31, 2005, the Company's cash and cash equivalents amounted to RMB 2.648 billion, of which, cash in RMB accounted for RMB 1.042 million, current deposits in RMB accounted for RMB 2.632 billion, and current deposits in US dollar accounted for RMB 14.13 million.

             The Company's cash and cash equivalents as of December 31, 2004 amounted to RMB 2.296 billion as compared with RMB 4.129 billion as of December 31, 2003.

             Please refer to Notes 24, 28 and 34(a) to the Financial Statement for a detailed discussion of the level of fixed rate loans and the denominated currency and amount of cash and cash equivalents respectively.

Capital expenditure and cash resources

Capital expenditure on acquisition

             In January 2005, the Company paid cash consideration of RMB 2.025 billion to acquire 65% equity interest in the Pingliang Power Company and 60% equity interest in Sichuan Hydropower.

             At the end of 2005, the Company paid the consideration of RMB 126 million to Huaneng Group and advanced a payment (which will represent an injection of capital) of RMB 162 million to Huaneng Finance in order to acquire 20% equity interest in Huaneng Finance. As such shareholding transfer and capital injection were still pending approval by the regulatory departments at the end of 2005, they were recorded as "other receivables and assets, net" under current assets. This acquisition became effective subsequent to the year end.

             Cash payments for acquisitions during 2004 amounted to approximately RMB 4.575 billion when the Company acquired all the assets and liabilities of the Yingkou Power Plant and the Jinggangshan Power Plant, 55% equity interest in the Yueyang Power Company, 60% equity interest in the Luohuang Power Company and 40% equity interest in the Hanfeng Power Company.

             Cash payments for acquisitions during 2003 amounted to RMB 2.940 billion.

             The Company will continue to follow the strategy of a balance between development and acquisition by proactively seeking new acquisition opportunities to ensure the sustainable growth of profitability and shareholders' value. Since there are uncertainties associated with the timing and size of future asset acquisition projects, the amount of capital expenditures required is also uncertain. However, the significant cash flows from operating activities, the available undrawn borrowing facilities and the implementation of a plan to issue of short-term financing bonds and asset-backed bills of exchange which has been approved at the shareholders' meeting should provide the Company with a sufficient level of cash to support asset acquisition projects.

Capital expenditure on construction and renovation

             The capital expenditures on construction and renovation in 2005 amounted to approximately RMB 13.984 billion, including RMB 707 million for the Huaiyin Phase II project, RMB 647 million for the Shantou Phase II project, RMB
1.669 billion for the Taicang Phase II project, RMB 938 million for the Yueyang Phase II project, RMB 1.107 billion for the Shanghai Combined-Cycle project, RMB 995 million for the Luohuang Phase III project, RMB 494 million for the Xindian Phase III project, RMB 1.055 billion for the Yingkou Phase II project and RMB 2.975 billion for the Yuhuan project. Other expenditure consists mainly of RMB 2.536 billion for prepaid construction and RMB 861 million for routine renovation expenditure.

             The capital expenditures on construction and renovation amounted to approximately RMB 10.036 billion and RMB 3.607 billion in 2004 and 2003, respectively.

             The Company will continue to incur significant capital expenditures in 2006. The capital expenditure on construction and renovation is expected to amount to RMB 18.741 billion and RMB 2.259 billion, respectively. The construction projects of the Company in 2006 include two 1,000MW ultra-supercritical coal-fired generating units (the first in the PRC) for the Yuhuan Power Plant Phase I project, two 300MW coal-fired generating units for the Yueyang Phase II project, three 390MW gas-fired units for the Shanghai Combined Cycle project, two 600MW coal-fired generating units of the Taicang Power Plant Phase II project commenced operation in the first quarter of 2006), two 600MW coal-fired generating units for the Luohuang Phase III project, two 300MW coal-fired project for the Xindian Phase III project and two 600MW coal-fired generating units for the Yingkou Phase II project. The Company will actively engage in new project developments to lay the foundation for the long-term development of the Company.

Cash resources and anticipated financing costs

             The Company expects the cash resources for capital expenditures to be principally generated from internal funds, cash flow from operating activities and future debt and equity financing.

             The Company has strong financing capacity by virtue of good operating results and credit history. As of December 31, 2005, the Company and its subsidiaries had available unsecured borrowing facilities from banks of RMB
34.857 billion, providing a sufficient level of available cash and effectively raising the Company's liquidity and repayment capabilities.

             As of December 31, 2005, the total short-term loans of the Company and its subsidiaries amounted to RMB 6.581 billion at the interest rate between 4.3% and 5.51% per annum (2004: RMB 8.099 billion at the interest rate between 4.3% and 5.02% per annum). The total short-term bonds of the Company and its subsidiaries amounted to RMB 4.938 billion.

             As of December 31, 2005, the total long-term bank loans of the Company and its subsidiaries amounted to approximately RMB 28.365 billion (2004: approximately RMB 15.987 billion). These loans include bank loans denominated in Renminbi of approximately 22.241 billion (2004: approximately RMB 8.680 billion); denominated in US Dollar of approximately 672 million (2004: approximately US$778 million) and denominated in Euro of approximately 73 million (2004: approximately Euro77 million). Included in these borrowings were approximately US Dollar 60 million of floating-rate borrowings. In 2005, the long-term bank loans bore an interest rate ranging from 2.00% to 6.97% (2004: 1.225% to 6.97%) per annum.

             As of December 31, 2005, the total long-term shareholder's loans to the Company and its subsidiaries amounted to RMB 2.8 billion (2004: approximately RMB 800 million). In 2005, these loans bore an interest rate ranging from 4.05% to 5.02% (2004: 3.78% to 4.60%) per annum.

             As of December 31, 2005, other long-term loans of the Company and its subsidiaries amounted to approximately RMB 864 million (2004: approximately RMB 712 million). These loans included borrowings denominated in Renminbi of approximately 647 million (2004: approximately RMB 435 million), denominated in US Dollar of approximately 16 million (2004: approximately US Dollar 19 million) and Japanese Yen of approximately 1.31 billion (2004: approximately JPY1.548 billion). The loans denominated in US Dollar and Japanese Yen were at floating rates. In 2005, these borrowings bore an interest ranging from 2.99% to 6.12% (2004: 1.67% to 5.8%) per annum.

             The following table sets forth the maturity profile of the Company's loans as of December 31, 2005.

                                                               Unit: RMB billion

Item                                   2006     2007    2008    2009      2010
--------------------------------------------------------------------------------

Principal proposed to be repaid        15.1     3.3     4.1      5.1      3.9
Interest proposed to be repaid          2.1     1.7     1.5      1.2      1.0
--------------------------------------------------------------------------------

Total                                  17.2     5.0     5.6      6.3      4.9
--------------------------------------------------------------------------------


-------------
Note: (1)  This table is prepared according to the amounts in the contracts which have been entered into;
      (2) The amount of the principal to be repaid in 2006 is relatively large because it includes short-term borrowings and short-term bonds.

             The Company and its subsidiaries will closely monitor changes in the exchange rate and interest rate markets and cautiously assess the exchange rate and interest rate risks.

             Combining the current development of the power industry and the growth of the Company. The Company will make continuous efforts to not only meet cash requirements of daily operations, construction and acquisition, but also establish an optimal capital structure to minimize the cost of capital and manage financial risks through effective financial management activities thereby maintaining sustainable and stable returns to the shareholders.

E.           Trend information

Impact of power demand and supply on the Company

             The shortage of power supply as compared with power demand in 2006 is expected to change and an excess of generating capacity will emerge in certain regions. As a result, the utilization hours of the generating units of the Company may decline. However, we believe we will be able to maintain high utilization hours in the long-term by virtue of our advanced technology.

Impact of coal demand and supply on the Company

             In 2006, a balance between coal demand and supply is expected to be achieved and the shortage of coal resources and coal transportation capacity will be eased compared with 2005, thereby providing favorable conditions for the Company to manage coal supply. However, as coal prices will still remain at a high level, the Company will continue to face challenges in controlling fuel costs.

Impact of the financial foreign exchange market on the Company

             The reforms on foreign exchange rate setting mechanism increased flexibility as well as risk. However, as the amount of foreign exchange used by us for importing equipment and materials and servicing foreign exchange borrowings are not large, we expect the reforms will not have significant impact on our cash flows.

F.           Performance of significant investments and their prospects

             On April 22, 2003, the Company paid RMB 2.39 billion to acquire a 25% equity interest in Shenzhen Energy Group. This investment brought the Company a share of profit of RMB 396 million in 2005 under IFRS. Shenzhen Energy Group is the largest power generation supplier in Shenzhen and its power plants are located in one of the prosperous provinces -- Guangdong Province. With strong demand for electricity in that region, such an investment will bring stable returns to the Company in the future.

               In July 2004, the Company paid RMB 1.375 billion to acquire a 40% equity interest in Hanfeng Power Company. This investment brought the Company a profit of RMB 207 million in 2005 under IFRS. The Hanfeng Power Company is located in Hebei Province in northern China and there is a strong demand for electricity in that region. Through this acquisition, the Company increased the equity share of production capacity in Hebei Province from 1,300MW to 1,828MW or 40.6%. The Company expects this investment will contribute stable returns in the future.

G.           Employee benefits

             As of December 31, 2005, the Company and its subsidiaries had 23,531 employees. In 2005, total staff costs incurred amounted to RMB 2.487 billion. The Company and its subsidiaries provided the employees competitive remunerations and pegged such remunerations to operating results as working incentives for the employees. Currently, the Company and its subsidiaries do not have any non-cash remuneration packages.

             Based on the development plans of the Company and its subsidiaries and the requirements of individual positions, together with consideration of specific characteristics of individual employees, the Company and its subsidiaries tailor-made various training programs on management skills, technical skills, marketing skills and incentives. These programs enhanced both the knowledge of the employees and the standards of operations.

H.           Related Party Transactions

             The Company entered into various transactions with Huaneng Group, HIPDC and their group companies during daily operations, including operating leases on land use rights and property, electricity transmission and fuel purchases, etc. Such transactions were for daily operations at prices no different from transactions conducted with other third parties and do not have a material impact on the business and operations of the Company. Moreover, Huaneng Group, HIPDC and the minority shareholders of other subsidiaries have committed or agreed through contracts to provide guarantees on loans of the Company and its subsidiaries.

             Pursuant to the relevant agreements, the Company rendered management services to those power plants owned by Huaneng Group and HIPDC at standard fees covering its costs and a reasonable profit. In 2005, such service fees amounted to RMB 34.996 million which was below 1% of the operating revenue of the Company.

             Please refer to Note 8 to the Financial Statements for details of related party transactions.

I.           Guarantee on Loans and Restricted Assets

             As of December 31, 2005, the guarantees provided by the Company to Rizhao Power Company, its associate, totaled RMB 225 million. The Company had no contingent liabilities other than those described above.

             As of December 31, 2005, certain assets of Sichuan Hydropower, a controlling subsidiary of the Company, were used to secure borrowings. The original acquisition cost of such pledged assets was approximately RMB 1.10 billion.

             As of December 31, 2005, restricted bank deposits amounted to RMB 201 million which were mainly deposits for letters of credits.

J.           Off-balance sheet arrangements

             Our off-balance sheet arrangements primarily consisted of the guarantees for an associate's long-term loans.

             As of December 31, 2005, the balance of the guarantees provided by the Company to Rizhao Power Company, an associated company amounting to RMB 225 million.

             The Company succeeded such guarantee obligation from Huaneng Group after acquisition of Rizhao Company. The off-balance sheet arrangement does not have or reasonably likely to have an effect on our financial condition, changes in financial condition, revenues or expenses, results of operation, liquidity, capital expenditures or capital resources that is material to investors.

K.           Tabular Disclosure of Contractual Obligations and Commercial
             Commitments

             A summary of payments due by period of our contractual obligations and commercial commitments as of December 31, 2005 is shown in the tables below. A more complete description of these obligations and commitments is included in the Notes to Financial Statements as referenced below.


As of December 31, 2005


Contractual Cash Obligations
(RMB millions)                               2006     2007-2008    2009-2010   Thereafter      Total
                                           --------  -----------  -----------  -----------  ------------
Long-term Loans from a Shareholder(1)             -            -            -        2,800         2,800
Long-term Bank Loans(1)                       2,653        7,248        8,944       13,554        32,399
Other Long-term Loans(1)                        513          252           78           20           863
Interest Payments                             1,812        3,167        2,197        3,597        10,773
Operating Lease - Head Office(2)                 26            -            -            -            26
Operating Lease - Jining Power Plant(2)           3            6            7           18            34
Operating Lease - Shidongkou II Power
 Plant(2)                                         1            2            1           15            19
Operating Lease - Nanjing Power Plant(2)          1            3            3           51            58
Operating Lease - Dezhou Power Plant(2)          30           60           60          402           552
Operating Lease - Other Power Plants(2)           2            3            3           54            62
                                           --------  -----------  -----------  -----------  ------------
                                              5,041       10,741       11,293       20,511        47,586
                                           ========  ===========  ===========  ===========  ============


Other Commercial Commitments
(RMB millions)                               2006     2007-2008    2009-2010   Thereafter      Total
                                           --------  -----------  -----------  -----------  ------------
Long-term coal purchase contracts(2)          7,771       11,598        3,826            -        23,195
Other commitments(2)                         17,076            -            -            -        17,076
                                           --------  -----------  -----------  -----------  ------------
                                             24,847       11,598        3,826            -        40,271
                                           ========  ===========  ===========  ===========  ============

-------------
(1)   See Note 24 to the Financial Statements, "Long-term Loans".
(2)   See Note 36 to the Financial Statements, "Commitments".

             The Company and its subsidiaries have various defined contribution plans in accordance with the local conditions and practices in the provinces in which they operate. The Company and its subsidiaries pay fixed contributions into separate entities (funds) and will have no further payments obligations if the funds do not hold sufficient assets to pay all employee benefits relating to employee service in the current and prior periods. Disclosures of the pension plans including the contribution amounts are currently in Note 9 to the Financial Statements.

ITEM 6       Directors, Senior Management and Employees

A. Directors, members of the supervisory committee and senior management

Directors

             On May 11, 2005, Mr. Li Xiaopeng, Mr. Huang Yongda, Mr. Na Xi Zhi, Mr. Huang Long, Mr. Wang Xiaosong, Mr. Wu Dawei, Mr. Shan Qunying, Mr. Xu Zujian, Mr. Liu Shuyuan, Mr. Yang Shengming, Mr. Qian Zhongwei, Mr. Xia Donglin, Mr. Liu Jipeng, Mr. Wu Yusheng, and Mr. Yu Ning were elected as our directors at the new session of the Board of Directors. Mr. Ye Daji, Mr. Huang Jinkai, Mr. Liu Jinlong, Mr. Gao Zongze and Mr. Zheng Jianchao had served up their respective terms and were no longer our directors at the new session of the Board of Directors. Mr. Yang Shengming and Mr. Wang Xiaosong resigned respectively from their position as our directors on August 9, 2005 and March 7, 2006. Mr. Ding Shida was appointed as our director on November 17, 2005.

             The table below sets forth certain information concerning our directors as of June 15, 2006. The current term for all of our directors is three years, which will expire in May 2008.

Name                          Age                  Position with us
---------------------------   ----   -------------------------------------------
Li Xiaopeng                   47     Chairman of the Board of Directors
Huang Yongda                  49     Vice Chairman of the Board of Directors
Na Xizhi                      53     Director, President
Huang Long                    53     Vice Chairman of the Board of Directors,
                                     Secretary of the Board
Wu Dawei                      53     Director
Shan Qunying                  53     Director
Ding Shida                    58     Director
Xu Zujian                     52     Director
Liu Shuyuan                   56     Director
Qian Zhongwei                 68     Independent Director

Xia Donglin                   45     Independent Director
Liu Jipeng                    50     Independent Director
Wu Yusheng                    50     Independent Director
Yu Ning                       52     Independent Director

Li Xiaopeng, aged 47, is Chairman of the Company and President of Huaneng Group as well as Chairman and President of HIPDC. Mr. Li is a senior engineer. He served as Vice President, President and Vice Chairman of the Company as well as Vice President, President and Vice Chairman of HIPDC, Chairman of Huaneng Group and Vice President of State Power Corporation. Before joining HIPDC, he had successively served as Engineer of the Power System Research Division, as Deputy Division Chief of the Planning and Operations Division, and as General Manager of the Power Technology and Economic Research Division, Electric Power Research Institute. He graduated from the North China Institute of Electric Power specializing in power plants and power systems.

Huang Yongda*, aged 49, is Vice Chairman of the Company as well as the Vice President of Huaneng Group. Mr. Huang is a senior accountant. He served as Deputy Director of the Economic Moderation and State Asset Supervision Office of Ministry of Power Industry, Deputy Director of the General Office of the Ministry of Power Industry, Deputy Officer of the Finance and Asset Management Department of State Power Corporation, Deputy Director of the Power Department of the State Economic and Trade Commission, President of Jiangxi Province Power Corporation, Vice President of HIPDC, Chairman of Xi'an Thermal Industrial Research Institute Limited Company and Huaneng Capital Services Limited Company. He graduated from China Renmin University, specializing in industrial financial accounting.

*    resigned from the position of President on March 7, 2006.

Na Xizhi*, aged 53, is a director and President of the Company. Mr. Na is a senior engineer. He served as Vice President of the Company, Deputy Manager of the Power Generation Department, General Manager of the Operation Department, General Manager of the Power Safety and Production Department, Deputy Chief Engineer and Vice President of Huaneng Group. He graduated from Wuhan Hydroelectric University, specializing in thermal power with a master degree in engineering.

*    appointed as President on March 7, 2006.

Huang Long*, aged 53, is Vice Chairman of the Company and Secretary of the Board of Directors. Mr. Huang Long has served as Vice President of Huaneng Group since April 30, 2006. Pursuant to the applicable laws, he shall not serve as Secretary of the Board of Directors as well. His resignation application will be reviewed at the next Board meeting and will become effective when it is approved by the Board. Mr. Huang is a senior engineer. He served as Deputy General Manager and General Manager of the International Co-operation Department, General manager of the International Co-operation and Commerce Department, and Vice President of the Company. He graduated with a M.S. degree from North Carolina State University in the U.S. specializing in communications and auto-control.

* elected as Vice Chairman and resigned from the position of Vice President on March 7, 2006.

Wu Dawei, aged 53, is a director of the Company, Deputy Chief Engineer of Huaneng group and President of Huaneng Group East China Branch Company. Mr. Wu is a senior engineer. He served as Deputy General Manager of Huaneng Shanghai Shidongkou Second Power Plant, Deputy General Manager of Shanghai branch of the Company, and the General Manager of Huaneng Shanghai Shidongkou Second Power Plant. He has obtained a Master of Business Administration degree from the Central Europe International Business School.

Shan Qunying, aged 53, is a director of the Company and Vice President of Hebei Provincial Construction Investment Company. Mr. Shan is a senior engineer. He served as Division Chief of Hebei Provincial Construction Investment Company. He graduated from Beijing Steel Institute specializing in automation.

Ding Shida, aged 58, is a director of the Company, President of Fujian Investment Enterprise Group Corporation, Chairman of Minxin Group Limited (a Hong Kong listed company), Director and Executive Director of Xiamen International Bank, Director and Executive Director of Macau International Bank and Chairman of Hong Kong Guixin Limited. Mr. Ding is a senior engineer. He served as General Manager of Fujian Provincial Construction Materials Corporation. He graduated from the China Academy of Social Sciences, specializing in agricultural economics management and was conferred a doctoral degree in management.

Xu Zujian, aged 52, is a director of the Company, a director and Vice President of Jiangsu Province Guoxin Asset Management Group Limited Company, and Chairman of Jiangsu Investment Management Co. Ltd. Mr. Xu is a senior engineer. He served as Vice President of Jiangsu Provincial International Trust & Investment Corporation, President of Jiangsu Provincial Investment & Management Limited Liability Company, Director. He graduated from Liaoning Finance Institute majoring in infrastructure finance.

Liu Shuyuan, aged 56, is a director of the Company, and President of Liaoning Energy Investment (Group) Limited Liability Company. Mr. Liu is a senior engineer. He served as Vice President, a director and President of Liaoning Provincial Trust and Investment Corporation, of Liaoning Chuangye (Group) Limited Liability Company (Liaoning Energy Corporation). He is a postgraduate of PRC Liaoning Province Communist Party School specializing in economic management.

Qian Zhongwei, aged 68, is an independent director of the Company. Mr. Qian is a senior engineer. He served as Deputy Chief Engineer, Chief Engineer and Deputy Chief of the Eastern China Power Industry Management Bureau, Director of Shanghai Electricity Bureau, Director of Easter China Power Administration Bureau, and President of Easter China Power group Company. He graduated from the electrical engineering department of Tsinghua University.

Xia Donglin, aged 45, is an independent director of the Company, a professor and Ph. D. tutor of the Economic and Management School of Tsinghua University. He is also an advisory specialist of the Accounting Standard Committee of the Ministry of Finance, Deputy Secretary of China Accounting Society, and an independent Director of Zhejiang Zhongda companies and other companies. Mr. Xia is a certified public accountant (non-practising member). He served as Head of Accounting Department of Economic and Management School of Tsinghua University. He graduated from the Finance and Administration Science Research Institute of Ministry of Finance, specializing in accounting and was awarded a Ph D. degree of Economics.

Liu Jipeng, aged 50, is an independent director of the Company, Chairman of Beijing Standard Consulting Company, a professor of Capital Economic and Trade University, an adjunct professor of the Graduate School of China Academy of Social Science and a mentor of graduate students of the Centre for Financial Studies of the Ministry of Finance. Mr. Liu is a certified accountant. He served as Senior Consultant of China Power Enterprises Union and China Securities Market Research and Design Centre as well as Consultant of former State Power Corporation. He graduated from the Economic Department of the graduate School of China Academy of Social Science with a master`s degree in economics.

Wu Yusheng, aged 50, is an independent direct of the Company, Deputy Chief Engineer and Manager of Technology Department of State Grid Corporation of China. Mr. Wu is a senior engineer. Mr. Wu served as Deputy Director and Senior Engineer of Electric Grid Department of China Electric Power Research Institute and Deputy Chief Engineer Deputy Dean and Dean of China Electric Power Research Institute. He graduated from Postgraduate School of China Electric Power Research Institute socializing in electric power system and automation with a master degree.

Yu Ning, aged 52, is an independent director of the Company. He is also President of All China Lawyers Association, a part-time professor at Peking University, a mentor of master postgraduates at Tsinghua University Law School and a practicing lawyer at Beijing Times Highland Law Firm. Mr. Yu is a lawyer. He served as Deputy Director and of CCP Central Disciplinary Inspection Commission. He graduated from Peking University specializing in economic law with a master degree.

Supervisors

             As required by the Company Law, the Special Regulations of the State Council for Overseas Stock Offerings and Listings by Joint Stock Limited Companies and other implementing regulations and the Articles of Association, we have formed the Supervisory Committee, whose primary duty is the supervision of our senior management, including the Chairman of the Board of Directors, the Board of Directors, the President and other senior officers. The function of the Supervisory Committee is to ensure that our senior management acts in the interest of us, our shareholders and employees and does not abuse its power. The Supervisory Committee reports to the shareholders in general meeting. The Articles of Association provide the Supervisory Committee with the right to investigate the business and the financial affairs of us and to request convening of shareholders' meetings from time to time.

             On May 11, 2005, Mr. Ye Daji, Ms. Yu Ying, Mr. Shen Zongmin, Mr. Zou Cui, Mr. Wang Zhaobin, Mr. Shen Weibing were elected as our supervisors at the new session of the Supervisory Committee. Mr. Wei Yunpeng, Mr. Li Yonglin, Mr. Pan Jianmin and Mr. Zhao Xisheng had served up their respective terms and were no longer our supervisors at the new session of the Supervisory Committee. Mr. Shen Weibing and Mr. Ye Daji resigned respectively from their positions as our supervisors on August 9, 2005 and November 30, 2005. Mr. Gu Jianguo and Mr. Guo Junming were appointed as our supervisors respectively on November 17, 2005 and January 18, 2006 to fill their roles.

             The table below sets forth certain information concerning our supervisors as of June 15, 2006. The current term for all of our supervisors is three years, which will expire in May 2008.

Name                          Age                  Position with us
---------------------------   ----   -------------------------------------------
Guo Junming                   41     Chairman of the Supervisory Committee
Yu Ying                       51     Vice Chairman of the Supervisory Committee
Gu Jianguo                    40     Supervisor
Shen Zongmin                  52     Supervisor
Zou Cui                       53     Supervisor
Wang Zhaobin                  51     Supervisor

Guo Junming, aged 41, is Chairman of the Board of Supervisors of the Company as well as Deputy Chief Accountant and Manager of Finance Department of Huaneng Group. Mr. Guo is a senior accountant. He served as Deputy Manager of the Finance Department of Huaneng Group, Vice President and President of China Huaneng Finance Limited Liability Company, President of Huaneng Capital Services Limited Company. He graduated from Shanxi Finance and Economic Institute specializing in business finance and accounting.

*     elected as the Supervisor on January 18, 2006.

Yu Ying (Ms), aged 51, is Vice Chairman of the Company's Supervisory Committee and President of Dalian Municipal Investment Corporation. Ms. Yu is a senior economic engineer. She served as Director of Social Affair Department of Dalian Municipal Planning Commission and Director of Fixed Assets Investment Department of Dalian Municipal Development and Planning Commission. She graduated from Liaoning University of Finance and Economics, specializing in finance and credit, with a master degree in Economics.

Gu Jianguo, aged 40, is a supervisor of the Company and President of Nantong Investment & Management Limited Company. Mr. Gu is an economic engineer. He served as Deputy Chief and Chief of General Department, Investment Department, Finance Department and Foreign Economic Affairs Department of the Nantong Municipal Planning Committee; Vice President of Nantong Ruici Investment Limited Company; Executive Director of Ruici Hospital, President of Ruici (Maanshan) Development Limited Company; Chairman and President of Nantong Zhonghe Guarantee Limited Company and Chief Officer of Nantong Municipal Investment Management Centre. He graduated from Nanjing Aviation University.

Shen Zongmin, aged 52, is a supervisor of the Company and Manager of Shantou Electric Power Development Corporation. Mr. Shan is a corporate culture specialist. He served as Deputy Manager of Shantou Electric Power Development Corporation and Chairman of Shantou Power Development Stock Company; Manager of Shantou Electric Corporation and Chairman of Shantou Power Development Joint Stock Company. He graduated from Macau Technology University and has a MBA degree.

Zou Cui (Ms.), aged 53, is a supervisor and Manager of Human Resources Department of the Company. Ms. Zou is a senior engineer. She served as Deputy Chief and Chief of Personnel Division of Human Resources Department of HIPDC, Deputy Manager of Human Resources Department and Deputy Manager of Supervision and Auditing Department of the Company. She graduated from Xi'an Jiaotong University specializing in computer science.

Wang Zhaobin, aged 51, is a supervisor and Manager of Administration Department of the Company. Mr. Wang is a corporate culture specialist. He served as Chief of Corporate Culture Division of Human Resources Department, and Director of Retirement Department of HIPDC. He graduated from China Beijing Municipal Communist Party School, specializing in economic management.

Other Executive Officers

             On March 7, 2006, Mr. Huang Yongda resigned from the position of President of the company, and Mr. Na Xizhi was appointed as President of the Company and no longer Vice President of the Company. Mr. Zhang Hong, Mr. Huang Long and Mr. Li Shiqi resigned from the position of Vice President of the Company and Mr. Qu Xiaojun, Mr. Huang Jian, Ms. Lu Dan and Mr. Fan Xiaxia were appointed as Vice President of the Company. Mr. Huang Jian was no longer Chief Accountant of the Company and Ms. Zhou Hui was appointed to fill his role.

Liu Guoyue, aged 43, is Vice President of the Company. Mr. Liu is a senior engineer. He served as Deputy General Manager (Deputy Director) and General Manager (Director) of Huaneng Shijiazhong branch company (Shang'an Power Plant) and Director of Huaneng Dezhou Power Plant.

Qu Xiaojun, aged 48, is Vice President of the Company. He served as Deputy Manager and Manager of the Personnel and Labour Department, Manager of Human Resources Department and Chief of the Disciplinary Division of the Company. Before joining the Company, he was the Deputy Manager of Electricity Technology Research Institute Services Company and Supervising Officer of the Supervisory Division of Energy Department and a director of second Supervisory Division of Power Department.

Huang Jian*, aged 44, is Vice President of the Company. Mr. Huang is a senior accountant. He served as Deputy Chief and Chief of the Finance Department of the Company, Chief Accountant of the Beijing branch company of HIPDC, Deputy General Manager of the Finance Department of the Company, Deputy Chief Accountant of the Company.

* appointed as Vice President on March 7, 2006, and is no longer the Chief Accountant.

Lu Dan (Ms.), aged 50, is Vice President of the Company. Ms. Lu is a senior engineer. She served as Deputy Manager of the General Planning Department of Huaneng Power Generation Company, Assistant to Manager of General Planning Department, Deputy Manager of Planning Development Department, Deputy Manager of General Planning Department of Huaneng Group, Manager of Planning Development Department of the Company, and Assistant to President of the Company.

Fan Xiaxia, aged 44, is Vice President of the Company. Mr. Fan is a senior engineer. He served as Deputy Chief of General Administration Division of Engineering Department of HIPDC, Deputy Chief of Construction Management Department, Deputy General Manager of the Company's Nantong branch company, Deputy Manager of Construction Management Department of HIPDC, Deputy Manager and Manager of International Co-operation and Business Department of the Company, Manager of Construction Management Department of the Company, Assistant to President of the Company and General Manager of the Company's Zhejiang branch company.

Zhou Hui (Ms.), aged 43, is Chief Accountant and Manager of the Finance Department of the Company. Ms. Zhou is a senior accountant. She served as Deputy Chief of the Financial Management Division of the Finance Department of HIPDC, Deputy Chief of Price Management Division, Chief of Second Finance and Accounting Division of the Finance Department of the Company, Deputy Manager and Manager of the Company's Finance Department, and Deputy Chief Accountant of the Company.

B.           Compensation for Directors, Supervisors and Executive Officers

             The table below sets forth the compensation on individual basis for the directors, supervisors and other executive officers for the year ended December 31, 2005:

                                                                                Remuneration Paid
                                                                                by the Company in
      Name                                  Position with the Company           2005(1)
      ------------------------------------- ----------------------------------- --------------------
                                                                                (RMB in thousand)
      Directors
      ---------
      Mr. Li Xiaopeng(2)            Chairman of the Board of Directors                            0
                                    Vice Chairman of the Board of Directors                       0
      Mr. Huang Yongda(2) and (8)   President (until March 7, 2006)
                                    Director, President                                         517
      Mr. Na Xizhi(2) and (9)       Vice President (until March 7, 2006)
                                    Vice Chairman of the Board of Directors
                                    Secretary of the Board                                      575
      Mr. Huang Long(3) and (8)     Vice President (until March 7, 2006)
      Mr. Wu Dawei(3)               Director                                                    147
      Mr. Shan Qunying(2)           Director                                                     40
      Mr. Ding Shida(7)             Director                                                     20
      Mr. Xu Zujian(2)              Director                                                     40
      Mr. Liu Shuyuan(2)            Director                                                     40
      Mr. Qian Zhongwei(2)          Independent Director                                         60
      Mr. Xia Donglin(2)            Independent Director                                         60

                                                                                Remuneration Paid
                                                                                by the Company in
      Name                                  Position with the Company           2005(1)
      ------------------------------------- ----------------------------------- --------------------
                                                                                (RMB in thousand)
      Directors(Cont'd)
      -----------------

      Mr. Liu Jipeng(2)             Independent Director                                         60
      Mr. Wu Yusheng(3)             Independent Director                                         60
      Mr. Yu Ning(3)                Independent Director                                         60
      Mr. Wang Xiaosong(2) and (4)  Director (until March 7, 2006)                                0
      Mr. Yang Shengming(2)         Director (until August 9, 2005)
      and (7)                                                                                    20
      Mr. Ye Daji (5)               Director (until May 11, 2005)                               209
      Mr. Huang Jinkai(5)           Director (until May 11, 2005)                               309
      Mr. Liu Jinlong(5)            Director (until May 11, 2005)                                 -
      Mr. Gao Zongze(5)             Independent Director (until May 11, 2005)                    30
      Mr. Zheng Jianchao(5)         Independent Director (until May 11, 2005)                    30
                                    ----------------------------------------------------------------

      Sub-total:                                                                              2,277
                                    ----------------------------------------------------------------

      Supervisors
      -----------
      Ms. Yu Ying(3)                Vice Chairman of the Supervisory Committee                   40
      Mr. Gu Jianguo(7)             Supervisor                                                   20
      Mr. Shen Zongmin(2)           Supervisor                                                   40
      Ms. Zou Cui(3)                Supervisor                                                  453
      Mr. Wang Zhaobin(3)           Supervisor                                                  416
      Mr. Wei Yunpeng(5)            Supervisor (until May 11, 2005)                               0
      Mr. Li Yonglin(5)             Supervisor (until May 11, 2005)                              20
      Mr. Pan Jianmin(5)            Supervisor (until May 11, 2005)                               0
      Mr. Zhao Xisheng(5)           Supervisor (until May 11, 2005)                             208
      Mr. Shen Weibing(5)           Supervisor (until August 9, 2005)                            20
      Mr. Ya Daji(3) and (6)        Supervisor (until November 30, 2005)                        452
                                    ----------------------------------------------------------------

      Sub-total                                                                               1,669
                                    ----------------------------------------------------------------

      Other Executive officers
      ------------------------
      Mr. Liu Guoyue                Vice President                                              840
      Mr. Zhang Hong((8))           Vice President (until March 7, 2006)                        837
      Mr. Li Shiqi(8)               Vice President (until March 7, 2006)                        842
                                    Chief Economic Engineer (until March 2005)
      Mr. Huang Jian(10)            Chief Accountant (Until March 7, 2006)                      838
                                    ----------------------------------------------------------------
      Subtotal:                                                                               3,357
                                    ----------------------------------------------------------------

____________________

     (1) Includes the remuneration received in their capacities of our directors, supervisors and executive officers for the year ended December 31, 2005. While the remuneration for directors and supervisors is after income tax; the remuneration for other executive officers is before income tax.
     (2)  Retired and reelected on May 11, 2005.
     (3)  Elected on May 11, 2005.
     (4) Mr. Wang Xiaosong resigned from his position as our director on March 7, 2006.
     (5)  Retired on May 11, 2005.
     (6) Mr. Ye Daji resigned from his position as our supervisor on November 30, 2005.
     (7) Mr. Yang Shengming and Mr. Shen Weibing retired and were reelected on May 11, 2005 as our director and supervisor respectively. They resigned on August 9, 2005 and Mr. Ding Shida and Mr. Gu Jianguo were appointed to fill their roles on November 17, 2005 respectively.
     (8) Mr. Huang Yongda resigned from his position as President on March 7, 2006. Mr. Huang Long, Mr. Zhang Hong and Mr. Li Shiqi resigned from their position as Vice President on March 7, 2006.
     (9) Mr. Naxizhi served as Vice President until he was appointed as President on March 7, 2006. (10) Mr. Huang Jian served as Chief Accountant until he was appointed as Vice President on March 7, 2006.

             The total remuneration paid to our directors, supervisors and executive officers is comprised of basic salaries and allowances, discretionary bonuses and employer's contributions to pension scheme. Of these, discretionary bonuses account for 60% of the total remuneration, which are determined on the basis of working performance of our directors, supervisors and executive officers.

             In 2005, a total of RMB 3.357 million was paid to the five highest paid individuals including one director. In addition, directors and supervisors who are also officers or employees of us receive certain other benefits-in-kind, such as subsidized or free health care services, housing and transportation, which are customarily provided by large enterprises in the PRC to their employees. Each of the Company's independent directors receives annual cash compensation of RMB 60,000. We do not have any service contract with any director that provides for benefits upon termination of employment.

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

             The members of Audit Committee are Mr. Xia Donglin (Chairman), Mr. Qian Zhongwei, Mr. Liu Jipeng, Mr. Wu Yusheng and Mr. Yu Ning.

             The members of Strategy Committee are Mr. Li Xiaopeng (Chairman), Mr. Huang Yongda, Mr. Huang Long, Mr. Na Xizhi, Mr. Wu Dawei and Mr. Wu Yusheng.

             The members of Nomination Committee are Mr. Qian Zhongwei (Chairman), Mr. Huang Long, Mr. Shan Qunying, Mr. Ding Shida, Mr. Xia Donglin, Mr. Liu Jipeng and Mr. Yu Ning.

             The members of Remuneration and Evaluation Committee are Mr. Liu Jipeng (Chairman), Mr. Na Xizhi, Mr. Xu Zujian, Mr. Liu Shuyuan, Mr. Qian Zhongwei, Mr. Xia Donglin, and Mr. Wu Yusheng.

D.           Employees

             As of December 31, 2005, we employed 23,531 people. Of these, 306 are headquarters management staff, 15,455 are power plant personnel directly involved in the management and operation of the power plants and the remainder are maintenance personnel, ancillary service workers and others. Approximately 45% our work force graduated from university or technical college. As of December 31, 2003 and 2004, we had approximately 17,886 and 22,129 employees respectively.

             We conduct continuing education programs for our employees at the head office and at each power plant. We provide training in foreign language, computer, accounting and other areas to our professionals and technicians in their relevant fields. Employees are trained in accordance with the different requirements for professional and managerial positions.

             We have reformed the labor system by introducing individual labor contracts. Currently, all employees are employed under employment contracts, which specify the employee's position, responsibilities, remuneration and grounds for termination. Short-term employment contracts have fixed terms of typically one to five years, at the end of which they may be renewed with the agreement of both us and the employees. The remaining personnel are employed for an indefinite term.

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

             In compliance with the relevant regulations, we and our employees participate in the electric power industry pension plan under which all the employees are entitled to the pensions payments upon retirement. See Note 9 to the Financial Statements. Other pension payments to our retiring employees are not required under applicable PRC laws and regulations.

             We do not carry workmen's compensation or other similar insurance. However, all employees (both contract and non-contract employees) who are unable to work due to illness or disability, whether or not such illness or disability is job-related, will continue, based on seniority, to receive some or all of their base salary and certain subsidies throughout the period of their absence up to their retirement ages, in accordance with relevant PRC laws and regulations and subject to certain PRC Government specified time limitations. Employees who are unable to work due to job-related illnesses or disabilities will receive certain compensation from us, depending on the severity of the illness or disability. Such compensation payment obligation does not have any significant impact on our financial conditions due to its relatively small magnitude and low frequency. The present workmen's insurance reforms being implemented by the central and local governments and our own implementation of the joint stock limited company accounting and financial principles may result in certain adjustments of the funding, management and payment methods for these types of workmen's compensation arrangements.

E.           Share Ownership

             None of the people listed under "Directors, members of the Supervisory Committee and senior management" owns any of our shares.

ITEM 7       Major Shareholders and Related Party Transactions

A.           Major shareholders

             Our outstanding ordinary shares consist of A Shares and H Shares, each with a par value of RMB 1.00 per share. The following table set forth certain information regarding the ownership of our outstanding shares as of June 15, 2006.

                                                                                                    Approximate
                                                                                                  Percentage in
                                                                                                  the Company's
                                                                                                   total issued
Shareholder                                                                 Number of shares      share capital
                                                                                                              %
----------------------------------------------------------------------------------------------------------------
Huaneng International Power Development Corporation                            5,066,662,118              42.03

China Huaneng Group                                                            1,055,124,549               8.75

Hebei Provincial Construction Investment Company                                 603,000,000               5.00

Jiangsu Provincial International Trust & Investment Corporation                  416,500,000               3.45

Fujian Investment Enterprise Holdings Limited                                    338,466,667               2.81

Liaoning Energy Investment (Group) Limited Liability Company                     332,913,333               2.76

Dalian Municipal Construction Investment Company                                 301,500,000               2.50

                                                                                                    Approximate
                                                                                                  Percentage in
                                                                                                  the Company's
                                                                                                   total issued
Shareholder                                                                 Number of shares      share capital
                                                                                                              %
----------------------------------------------------------------------------------------------------------------


Minxin Group Limited Company                                                     108,000,000               0.90

Nantong Investment Management Limited Company                                     90,500,000               0.75

Shantou Power Development Joint Stock Company Limited                             25,333,333               0.21

Dandong Energy Investment Development Centre                                       8,666,667               0.07

Shantou Electric Power Development Company                                         3,333,333               0.03

Other domestic shares                                                            650,000,000               5.40

----------------------------------------------------------------------------------------------------------------
Sub-total                                                                      9,000,000,000              74.66

Foreign shares                                                                 3,055,383,440              25.34
----------------------------------------------------------------------------------------------------------------

Total                                                                         12,055,383,440             100.00
----------------------------------------------------------------------------------------------------------------

             When we were established on June 30, 1994, the assets, liabilities and businesses of the Dalian, Fuzhou, Nantong and Shangan Power Plants (excluding Shangan Power Plant Phase II) and Shantou Oil-Fired Power Plant were acquired by us from HIPDC and, in return, HIPDC received a then 53.64% equity interest in us. The local governments of the respective provinces or municipalities in which the Dalian, Fuzhou, Nantong and Shangan Power Plants and Shantou Oil-Fired Power Plant are located had previously extended long-term loans to these power plants to finance their construction. Such loans were subsequently assigned to the local government investment companies. In accordance with the Promoters' Agreement dated February 28, 1994 (the "Promoters' Agreement") between HIPDC and the local government investment companies (excluding Shantou Power Development Joint Stock Company Limited and Dandong Energy Investment Development Centre) and an understanding between HIPDC and these local government investment companies, these local government investment companies agreed to retire approximately RMB 435 million of the loans extended to Dalian, Fuzhou, Nantong and Shangan Power Plants and Shantou Oil-Fired Power Plant and to forfeit certain rights to participate in profits of these five power plants in exchange for a then aggregate of 46.36% of the equity in us.

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

             On May 12, 2004, SEPDC transferred to HIPDC 30,000,000 legal person shares of the Company held by SEPDC. Thereafter, on December 21, 2004, SEPDC further transferred to HIPDC another 28,000,000 legal person shares of the Company held by it in consideration for HIPDC's payment of certain debt obligations owed by SEPDC to Bank of Communications Shantou Branch as part of a court-ordered debt settlement plan. As a result of these two share transfers, HIPDC held 43.12% of the equity interest in the Company.

             On September 26, 2005, HIPDC transferred its 40,000,000 shares of the Company to Liaoning Energy Investment Company. As a result of this transfer, HIPDC held 42.78% of the equity interest in the Company.

             On April 19, 2006, we completed our shareholding reform process, in which Huaneng Group and HIPDC offered three shares to each holder of A Shares for every ten A Shares held by each of such holder. The total number of shares offered by Huaneng Group and HIPDC in connection with this reform was 15,000,000 shares. As a result of the share reform process, Huaneng Group and HIPDC currently hold, respectively, 8.75% and 42.03% shares of the Company.

             Before we were established in 1994, HIPDC and other seven promoters entered into the Shareholders' Agreement dated May 31, 1994 (the "Shareholders' Agreement") which, among other things, grants to HIPDC the right to vote all the shares owned by each of the other promoters so as to enable HIPDC to have majority voting rights in general meetings for so long as we are in existence. In addition, directors designated by HIPDC will have majority representation on our board of directors and each of the other promoters will have one representative designated by it appointed as a member of our board of directors. The Shareholders' Agreement also provides that for so long as we are in existence (i) HIPDC and the other signatories to the Shareholders' Agreement will maintain their combined shareholdings to ensure their collective majority control of us, (ii) HIPDC has certain priority rights to purchase the shares held by the other signatories to the Shareholders' Agreement and (iii) if HIPDC does not exercise its priority rights to purchase such shares, each of the signatories to the Shareholders' Agreement other than HIPDC has a priority right to purchase such shares on a pro rata basis and (iv) no shares may be sold or transferred unless their transferees agree to abide by the terms of the Shareholders' Agreement. As a result of the Shareholders' Agreement, HIPDC held 70.09% of the total voting rights of the outstanding shares and, subject to the Shareholders' Agreement, had the power to control the election of all of our directors and to direct our management and policies.

               On May 12, 2006, HIPDC and other promoters of the Company (including those shareholders who assumed the rights and obligations of original promoters due to share transfer) entered into an amendment to the Shareholders' Agreement, pursuant to which, each promoter of the Company shall be entitled to exercise its own voting rights at the shareholders' general meeting. As a result, HIPDC currently holds 42.03% of the total voting rights of our outstanding shares. Since its parent company, Huaneng Group currently holds 8.75% of the total voting rights of our outstanding shares, it is able to control the election of the entire board when acting in concert with Huaneng Group.

B.           Related party transactions

Guarantees

             The table below sets forth information on guarantees provided by the Company, Huaneng Group and HIPDC to the related parties. Such guarantees were provided for the purposes of financing the operation, construction, and renovation of the relevant power companies indicated.

---------------------- -------------------- -------------- ------------------------ ------------------------------
Guarantor              Guarantee            Interest       Largest Amount           Amount Outstanding
                                            Rate           Outstanding              As of May 31, 2006
                                                           in 2005

---------------------- -------------------- -------------- ------------------------ ------------------------------
                                            (%)            (RMB)                    (RMB)
---------------------- -------------------- -------------- ------------------------ ------------------------------
Huaneng Group          The Company          6.36           450,775,931              384,513,705
(Ultimate Parent of
the Company)
---------------------- -------------------- -------------- ------------------------ ------------------------------
                       The Company          LIBOR + 0.075  549,864,301              456,637,314
---------------------- -------------------- -------------- ------------------------ ------------------------------
                       The Company          5.51-5.63      1,123,000,000            -
---------------------- -------------------- -------------- ------------------------ ------------------------------

---------------------- -------------------- -------------- ------------------------ ------------------------------
                       Taipingyi            5.51           250,000,000              250,000,000
                       Hydropower(1)
---------------------- -------------------- -------------- ------------------------ ------------------------------
                       Taipingyi            5.51           18,000,000               9,000,000
                       Hydropower(1)
---------------------- -------------------- -------------- ------------------------ ------------------------------
                       Taipingyi            5.51           21,000,000               11,000,000
                       Hydropower(1)
---------------------- -------------------- -------------- ------------------------ ------------------------------
                       Taipingyi            5.51           31,700,000               16,500,000
                       Hydropower(1)
---------------------- -------------------- -------------- ------------------------ ------------------------------
                       Taipingyi            5.51           39,520,000               19,800,000
                       Hydropower(1)
---------------------- -------------------- -------------- ------------------------ ------------------------------
                       Taipingyi            5.51           224,997,606              38,037,606
                       Hydropower(1)
---------------------- -------------------- -------------- ------------------------ ------------------------------
                       Mingtai              5.51           130,000,000              130,000,000
                       Hydropower(2)
---------------------- -------------------- -------------- ------------------------ ------------------------------
                       Kangding             5.51           120,000,000              115,000,000
                       Hydropower(3)
---------------------- -------------------- -------------- ------------------------ ------------------------------
                       Kangding             5.51           212,000,000              195,000,000
                       Hydropower(3)
---------------------- -------------------- -------------- ------------------------ ------------------------------
                       Kangding             5.51           258,000,000              238,000,000
                       Hydropower(3)
---------------------- -------------------- -------------- ------------------------ ------------------------------
                       Jialingjiang         6.12           30,000,000               30,000,000
                       Hydropower(4)
---------------------- -------------------- -------------- ------------------------ ------------------------------
                       Jialingjiang         6.12           50,000,000               50,000,000
                       Hydropower(4)
---------------------- -------------------- -------------- ------------------------ ------------------------------
                       Jialingjiang         6.12           30,000,000               30,000,000
                       Hydropower(4)
---------------------- -------------------- -------------- ------------------------ ------------------------------
                       Jialingjiang         5.51           20,000,000               20,000,000
                       Hydropower(4)
---------------------- -------------------- -------------- ------------------------ ------------------------------
                       Jialingjiang         5.51           20,000,000               20,000,000
                       Hydropower(4)
---------------------- -------------------- -------------- ------------------------ ------------------------------
                       Jialingjiang         5.51           30,000,000               30,000,000
                       Hydropower(4)
---------------------- -------------------- -------------- ------------------------ ------------------------------
                       Jialingjiang         5.51           15,000,000               15,000,000
                       Hydropower(4)
---------------------- -------------------- -------------- ------------------------ ------------------------------
                       Jialingjiang         5.51           15,000,000               15,000,000
                       Hydropower(4)
---------------------- -------------------- -------------- ------------------------ ------------------------------
                       Jialingjiang         5.51           20,000,000               20,000,000
                       Hydropower(4)
---------------------- -------------------- -------------- ------------------------ ------------------------------
                       Jialingjiang         5.18           20,000,000               20,000,000
                       Hydropower(4)
---------------------- -------------------- -------------- ------------------------ ------------------------------
                       Jialingjiang         5.51           30,000,000               30,000,000
                       Hydropower(4)
---------------------- -------------------- -------------- ------------------------ ------------------------------
                       Jialingjiang         5.51           40,000,000               40,000,000
                       Hydropower(4)
---------------------- -------------------- -------------- ------------------------ ------------------------------
                       Jialingjiang         5.51           40,000,000               40,000,000
                       Hydropower(4)
---------------------- -------------------- -------------- ------------------------ ------------------------------
                       Jialingjiang         5.51           30,000,000               30,000,000
                       Hydropower(4)
---------------------- -------------------- -------------- ------------------------ ------------------------------
                       Jialingjiang         5.51           30,000,000               30,000,000
                       Hydropower(4)
---------------------- -------------------- -------------- ------------------------ ------------------------------
                       Jialingjiang         5.51           30,000,000               30,000,000
                       Hydropower(4)
---------------------- -------------------- -------------- ------------------------ ------------------------------
                       Jialingjiang         5.51           30,000,000               30,000,000
                       Hydropower(4)
---------------------- -------------------- -------------- ------------------------ ------------------------------
                       Jialingjiang         5.51           40,000,000               40,000,000
                       Hydropower(4)
---------------------- -------------------- -------------- ------------------------ ------------------------------
                       Fujiang              5.51           150,000,000              150,000,000
                       Hydropower(5)
---------------------- -------------------- -------------- ------------------------ ------------------------------
                       Fujiang              5.51           200,000,000              200,000,000
                       Hydropower(5)
---------------------- -------------------- -------------- ------------------------ ------------------------------
                       Fujiang              5.51           131,440,000              131,440,000
                       Hydropower(5)
---------------------- -------------------- -------------- ------------------------ ------------------------------


---------------------- -------------------- -------------- ------------------------ ------------------------------
                       Fujiang              5.51           561,100,000              741,100,000
                       Hydropower(5)
---------------------- -------------------- -------------- ------------------------ ------------------------------
                       Dongxiguan           5.51           404,650,000              360,650,000
                       Hydropower(6)
---------------------- -------------------- -------------- ------------------------ ------------------------------
                       Baoxinghe Power      5.51           50,000,000               50,000,000
                       Company(7)
---------------------- -------------------- -------------- ------------------------ ------------------------------
                       Baoxinghe Power      5.51           10,000,000               10,000,000
                       Company(7)
---------------------- -------------------- -------------- ------------------------ ------------------------------
                       Baoxinghe Power      5.51           20,000,000               20,000,000
                       Company(7)
---------------------- -------------------- -------------- ------------------------ ------------------------------
                       Baoxinghe Power      5.51           50,000,000               50,000,000
                       Company(7)
---------------------- -------------------- -------------- ------------------------ ------------------------------
                       Baoxinghe Power      5.51           60,000,000               60,000,000
                       Company(7)
---------------------- -------------------- -------------- ------------------------ ------------------------------
                       Baoxinghe Power      5.51           80,000,000               80,000,000
                       Company(7)
---------------------- -------------------- -------------- ------------------------ ------------------------------
                       Baoxinghe Power      5.51           50,000,000               50,000,000
                       Company(7)
---------------------- -------------------- -------------- ------------------------ ------------------------------
                       Baoxinghe Power      5.51           30,000,000               30,000,000
                       Company(7)
---------------------- -------------------- -------------- ------------------------ ------------------------------
                       Baoxinghe Power      5.51           50,000,000               50,000,000
                       Company(7)
---------------------- -------------------- -------------- ------------------------ ------------------------------
                       Baoxinghe Power      5.51           20,000,000               20,000,000
                       Company(7)
---------------------- -------------------- -------------- ------------------------ ------------------------------
                       Baoxinghe Power      5.51           50,000,000               50,000,000
                       Company(7)
---------------------- -------------------- -------------- ------------------------ ------------------------------
                       Baoxinghe Power      5.51           25,000,000               25,000,000
                       Company(7)
---------------------- -------------------- -------------- ------------------------ ------------------------------
                       Baoxinghe Power      5.51           50,000,000               50,000,000
                       Company(7)
---------------------- -------------------- -------------- ------------------------ ------------------------------
                       Baoxinghe Power      5.51           30,000,000               30,000,000
                       Company(7)
---------------------- -------------------- -------------- ------------------------ ------------------------------
                       Baoxinghe Power      5.51           50,000,000               50,000,000
                       Company(7)
---------------------- -------------------- -------------- ------------------------ ------------------------------
                       Baoxinghe Power      5.51           50,000,000               50,000,000
                       Company(7)
---------------------- -------------------- -------------- ------------------------ ------------------------------
                       Baoxinghe Power      5.51           50,000,000               50,000,000
                       Company(7)
---------------------- -------------------- -------------- ------------------------ ------------------------------
                       Luohuang Power       5.95           1,397,380,111            1,063,755,624
                       Company(8)
---------------------- -------------------- -------------- ------------------------ ------------------------------
                       Hanfeng Power        5.51           944,000,000              654,000,000
                       Company(9)
---------------------- -------------------- -------------- ------------------------ ------------------------------
                       Hanfeng Power        5.51           279,300,000              231,000,000
                       Company(9)
---------------------- -------------------- -------------- ------------------------ ------------------------------
                       Qinbei Power         LIBOR+ 0.43    153,706,428              114,554,285
                       Company(10)
---------------------- -------------------- -------------- ------------------------ ------------------------------
                       Qinbei Power         LIBOR + 0.3    123,346,786              85,044,048
                       Company(10)
---------------------- -------------------- -------------- ------------------------ ------------------------------
                       Pingliang Power      5.51           1,232,000,000            1,112,000,000
                       Company(11)
---------------------- -------------------- -------------- ------------------------ ------------------------------
                       Pingliang Power      5.51           406,250,000              331,500,000
                       Company(11)
---------------------- -------------------- -------------- ------------------------ ------------------------------
HIPDC                  The Company          5.95           898,316,906              683,843,759
---------------------- -------------------- -------------- ------------------------ ------------------------------
                       The Company          6.60           675,709,165              523,736,019
---------------------- -------------------- -------------- ------------------------ ------------------------------
                       The Company          6.60           263,019,682              207,049,543
---------------------- -------------------- -------------- ------------------------ ------------------------------
                       The Company          6.54           1,062,069,199            823,200,188
---------------------- -------------------- -------------- ------------------------ ------------------------------
                       The Company          5.95           1,037,872,162            861,905,574
---------------------- -------------------- -------------- ------------------------ ------------------------------
The Company            Yushe Power          5.51           630,000,000              612,000,000
                       Company(12)
---------------------- -------------------- -------------- ------------------------ ------------------------------
                       Yushe Power          5.18           30,000,000               -
                       Company(12)
---------------------- -------------------- -------------- ------------------------ ------------------------------
                       Qinbei Power         5.51           740,000,000              740,000,000
                       Company(10)
---------------------- -------------------- -------------- ------------------------ ------------------------------


---------------------- -------------------- -------------- ------------------------ ------------------------------
                       Weihai Power         5.76           30,000,000               -
                       Company(13)
---------------------- -------------------- -------------- ------------------------ ------------------------------
                       Rizhao Power         6.12           63,750,000               63,750,000
                       Company(14)
---------------------- -------------------- -------------- ------------------------ ------------------------------
                       Rizhao Power         6.12           42,500,000               25,500,000
                       Company(14)
---------------------- -------------------- -------------- ------------------------ ------------------------------
                       Rizhao Power         6.12           29,750,000               25,500,000
                       Company(14)
---------------------- -------------------- -------------- ------------------------ ------------------------------
                       Rizhao Power         6.12           37,187,500               32,937,500
                       Company(14)
---------------------- -------------------- -------------- ------------------------ ------------------------------
                       Rizhao Power         6.12           86,062,500               69,062,500
                       Company(14)
---------------------- -------------------- -------------- ------------------------ ------------------------------
                       Rizhao Power         6.12           46,000,000               -
                       Company(14)
---------------------- -------------------- -------------- ------------------------ ------------------------------

------------
Notes:

(1) Taipingyi Hydropower is a subsidiary of Sichuan Hydropower, which is in turn a subsidiary of the Company.

(2) Mingtai Hydropower is a subsidiary of Sichuan Hydropower, which is in turn a subsidiary of the Company.

(3) Kangding Hydropower is a subsidiary of Sichuan Hydropower, which is in turn a subsidiary of the Company.

(4) Jialingjiang Hydropower is a subsidiary of Sichuan Hydropower, which is in turn a subsidiary of the Company.

(5) Fujiang Hydropower is a subsidiary of Sichuan Hydropower, which is in turn a subsidiary of the Company.

(6) Dongxiguan Hydropower is a subsidiary of Sichuan Hydropower, which is in turn a subsidiary of the Company.

(7) Baoxinghe Power Company is a subsidiary of Sichuan Hydropower, which is in turn a subsidiary of the Company.

(8)   Luohuang Power Company is a subsidiary of the Company.

(9)   Hanfeng Power Company is an associate of the Company.

(10)  Qinbei Power Company is a subsidiary of the Company.

(11)  Pingliang Power Company is a subsidiary of the Company.

(12)  Yushe Power Company is a subsidiary of the Company.

(13)  Weihai Power Company is a subsidiary of the Company.

(14)  Rizhao Power Company is a subsidiary of the Company.

Loans

             The table below sets forth the loans made by Huaneng Group and Huaneng Finance. Such loans were made for the purposes of financing the operation, construction and renovation of the relevant power companies indicated.

---------------------- ------------------------------- ------------ ------------------- -------------------------
       Lender                     Borrower              Interest      Largest Amount      Outstanding Balance
                                                                       Outstanding
                                                          Rate           in 2005           as of May 31, 2006
                                                           (%)            (RMB)             (RMB in million)
---------------------- ------------------------------- ------------ ------------------- -------------------------
Huaneng Group          The Company                     5.02         2,000,000,000       2,000,000,000
(Ultimate Parent of
the Company
---------------------- ------------------------------- ------------ ------------------- -------------------------
                       Yushe Power Company(1)          4.60         225,000,000         225,000,000
---------------------- ------------------------------- ------------ ------------------- -------------------------
                       Yushe Power Company(1)          4.05         75,000,000          75,000,000
---------------------- ------------------------------- ------------ ------------------- -------------------------
                       Qinbei Power Company(2)         4.60         375,000,000         375,000,000
---------------------- ------------------------------- ------------ ------------------- -------------------------

---------------------- ------------------------------- ------------ ------------------- -------------------------
                       Qinbei Power Company(2)         4.05         125,000,000         125,000,000
---------------------- ------------------------------- ------------ ------------------- -------------------------
Huaneng Finance        The Company                     5.02         900,000,000         -
(Subsidiary of
Huaneng Group)
---------------------- ------------------------------- ------------ ------------------- -------------------------
                       The Company                     4.78         400,000,000         -
---------------------- ------------------------------- ------------ ------------------- -------------------------
                       The Company                     4.70         1,000,000,000       -
---------------------- ------------------------------- ------------ ------------------- -------------------------
                       The Company                     5.02         100,000,000         100,000,000
---------------------- ------------------------------- ------------ ------------------- -------------------------
                       Weihai Power Company(3)         4.78         130,000,000         -
---------------------- ------------------------------- ------------ ------------------- -------------------------
                       Weihai Power Company(3)         5.02         130,000,000         130,000,000
---------------------- ------------------------------- ------------ ------------------- -------------------------
                       Taicang Power Company(4)        4.78         200,000,000         -
---------------------- ------------------------------- ------------ ------------------- -------------------------
                       Taicang Power Company(4)        5.02         200,000,000         200,000,000
---------------------- ------------------------------- ------------ ------------------- -------------------------
                       Taicang II Power Company(5)     5.02         400,000,000         400,000,000
---------------------- ------------------------------- ------------ ------------------- -------------------------
                       Taicang II Power Company(5)     5.02         400,000,000         -
---------------------- ------------------------------- ------------ ------------------- -------------------------
                       Huaiyin II Power Company(6)     5.02         200,000,000         450,000,000
---------------------- ------------------------------- ------------ ------------------- -------------------------
                       Yushe Power Company(1)          4.78         41,000,000          -
---------------------- ------------------------------- ------------ ------------------- -------------------------
                       Yushe Power Company(1)          5.02         16,000,000          -
---------------------- ------------------------------- ------------ ------------------- -------------------------
                       Yushe Power Company(1)          5.02         18,000,000          -
---------------------- ------------------------------- ------------ ------------------- -------------------------
                       Yushe Power Company(1)          5.02         35,000,000          -
---------------------- ------------------------------- ------------ ------------------- -------------------------
                       Yushe Power Company(1)          5.02         127,700,000         127,700,000
---------------------- ------------------------------- ------------ ------------------- -------------------------
                       Yushe Power Company(1)          5.02         41,000,000          -
---------------------- ------------------------------- ------------ ------------------- -------------------------
                       Yushe Power Company(1)          5.02         10,000,000          10,000,000
---------------------- ------------------------------- ------------ ------------------- -------------------------
                       Yushe Power Company(1)          5.02         35,000,000          35,000,000
---------------------- ------------------------------- ------------ ------------------- -------------------------
                       Yushe Power Company(1)          5.02         50,000,000          50,000,000
---------------------- ------------------------------- ------------ ------------------- -------------------------
                       Yushe Power Company(1)          5.02         10,000,000          10,000,000
---------------------- ------------------------------- ------------ ------------------- -------------------------
                       Qinbei Power Company(2)         4.78         120,000,000         -
---------------------- ------------------------------- ------------ ------------------- -------------------------
                       Qinbei Power Company(2)         4.70         120,000,000         -
---------------------- ------------------------------- ------------ ------------------- -------------------------
                       Qinbei Power Company(2)         4.78         50,000,000          -
---------------------- ------------------------------- ------------ ------------------- -------------------------
                       Qinbei Power Company(2)         4.70         200,000,000         -
---------------------- ------------------------------- ------------ ------------------- -------------------------
                       Qinbei Power Company(2)         4.70         120,000,000         -
---------------------- ------------------------------- ------------ ------------------- -------------------------
                       Qinbei Power Company(2)         5.02         50,000,000          -
---------------------- ------------------------------- ------------ ------------------- -------------------------
                       Qinbei Power Company(2)         5.02         200,000,000         -
---------------------- ------------------------------- ------------ ------------------- -------------------------
                       Qinbei Power Company(2)         5.02         114,000,000         114,000,000
---------------------- ------------------------------- ------------ ------------------- -------------------------
                       Yueyang Power Company(7)        4.54         100,000,000         -
---------------------- ------------------------------- ------------ ------------------- -------------------------
                       Yueyang Power Company(7)        4.70         100,000,000         -
---------------------- ------------------------------- ------------ ------------------- -------------------------
                       Yueyang Power Company(7)        5.02         100,000,000         100,000,000
---------------------- ------------------------------- ------------ ------------------- -------------------------
                       Dongxiguan Hydropower(8)        5.18         20,000,000          20,000,000
---------------------- ------------------------------- ------------ ------------------- -------------------------
                       Dongxiguan Hydropower(8)        5.18         30,000,000          30,000,000
---------------------- ------------------------------- ------------ ------------------- -------------------------
                       Kangding Hydropower(9)          4.78         50,000,000          -
---------------------- ------------------------------- ------------ ------------------- -------------------------
                       Kangding Hydropower(9)          5.02         50,000,000          -
---------------------- ------------------------------- ------------ ------------------- -------------------------
                       Kangding Hydropower(9)          4.78         50,000,000          -
---------------------- ------------------------------- ------------ ------------------- -------------------------
                       Mingtai Hydropower(10)          5.02         10,000,000          10,000,000
---------------------- ------------------------------- ------------ ------------------- -------------------------
                       Mingtai Hydropower(10)          5.18         10,000,000          10,000,000
---------------------- ------------------------------- ------------ ------------------- -------------------------
                       Mingtai Hydropower(10)          5.18         20,000,000          20,000,000
---------------------- ------------------------------- ------------ ------------------- -------------------------
                       Baoxinghe Power Company(11)     5.02         60,000,000          -
---------------------- ------------------------------- ------------ ------------------- -------------------------

------------
Notes:

(1)   Yueshe Power Company is a subsidiary of the Company.

(2)   Qinbei Power Company is a subsidiary of the Company.

(3)   Weihai Power Company is a subsidiary of the Company.

(4)   Taicang Power Company is a subsidiary of the Company.

(5)   Taicang II Power Company is a subsidiary of the Company.

(6)   Huaiyin II Power Company is a subsidiary of the Company.

(7)   Yueyang Power Company is a subsidiary of the Company.

(8) Dongxiguan Hydropower is a subsidiary of Sichuan Hydropower, which is in turn a subsidiary of the Company.

(9) Kangding Hydropower is a subsidiary of Sichuan Hydropower, which is in turn a subsidiary of the Company.

(10) Mingtai Hydropower is a subsidiary of Sichuan Hydropower, which is in turn a subsidiary of the Company.

(11) Baoxinghe Power Company is a subsidiary of Sichuan Hydropower, which is in turn a subsidiary of the Company.

Lease Agreement

             Pursuant to a leasing agreement between us and HIPDC signed on December 26, 2000, HIPDC agreed to lease Tianyin Mansion with an area of 27,800 square meters to us for 5 years, and the annual rent is RMB 25 million. The leasing agreement was effective retroactively as of January 1, 2000. In 2005, the leasing agreement was renewed for 5 years with the annual rent of RMB 26 million.

T&T Service Agreements

             Pursuant to the T&T Service Agreements we agreed to pay service fees to HIPDC in relation to the provision of transmission and transformer facilities for our newly constructed power plants, power plants under expansion and acquired power plants which commence commercial operations after January 1, 1997 for a fixed fee equal to 12% the original book value of the transmission and transformer facilities as set forth in the financial statements of HIPDC. The terms of the T&T Service Agreements are to be reviewed after a period of 10 years. In 2004, we entered into a Supplementary Agreement with HIPDC to lower the fees paid by Shangan power plant to 6%. The total amount of service fees paid to HIPDC in 2005 was approximately RMB 141 million.

Acquisitions from Huaneng Group in 2005

             In 2005 we acquired 60% equity interest of Sichuan Huaneng Hydropower Development Corporation, Ltd. and 65% equity interest of Gansu Huaneng Pingliang Power Generation Limited Liability Company from Huaneng Group.

             These acquisitions have been disclosed to our shareholders in more details in the circular filed on Form 6-K dated November 4, 2004 and has been approved by the independent shareholders.

             At the end of 2005, we paid the consideration of RMB 126 million to Huaneng Group and advanced a payment (which will represent an injection of capital) of RMB 162 million to Huaneng Finance in order to acquire 20% equity interest in Huaneng Finance. The acquisition becomes effective subsequent to the year end.

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

(2) Management fee for this entrustment: The Company shall pay a management fee to Huaneng Group in relation to the entrusted management services provided by Huaneng Group pursuant to the 2005 Entrusted Management Agreement. The management fee shall comprise the following three portions:

      (i)   Management costs, that is RMB 1,936,100 each year;

      (ii) Risk premium, equivalent to 10% the management costs, that is RMB 193,600 each year; and

      (iii) Profit, which means bonus or penalty payment not exceeding +/-15% the management costs to be determined on an assessment of the operating results, that is not exceeding +/-RMB 290,400 each year.

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

                                                         Sum of the actual
                                                         controllable generation
                                                         capacity and equity
                                                         participation capacity
                                                         of Sichuan Hydropower
Management fee payable      Management fee paid          for the current month
for the current month    =  for the previous month   X   -----------------------
                                                         Sum of the actual
                                                         controllable generation
                                                         capacity and equity
                                                         participation capacity
                                                         of Sichuan Hydropower
                                                         for the previous month

            The Management fee shall be adjusted at once per any increase in staff remunerations as approved by the Management Party and shall also be adjusted at the beginning of every year according to the inflation rate of the previous year as published by the State Statistics Bureau.

(3) Performance assessment: The Company shall assess the management services of Huaneng Group accordingly but not limited to the following two main categories of performance assessment standards: (i) the extent of completion of annual targets (including but not limited to indices such as power generation and profit); and (ii) safe operation.

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

             The Agreement expired on April 11, 2006. As we have already had competent personnel and facilities to manage hydropower plants, we started to manage Sichuan Hydropower directly by ourselves.

Current deposits with Huaneng Finance

             As of December 31, 2005, the Company placed with Huaneng Finance current deposits of approximately RMB 1,768 million, which bore interest ranging from 0.72% to 1.62% per annum.

Coal purchases

             In 2005, the Company paid for coal purchase RMB 284.301 million, RMB 241.960 million and RMB 606.753 million, respectively, to China Huaneng International Trade Economics Corporation ("CHITEC"), Hebei Huaneng Jingyuan Coal Company Limited ("Huaneng Jingyuan") and Shanghai Times Shipping Company Ltd. ("Time Shipping").


             For a detailed discussion of other related party transactions, see
Note 8 to the Financial Statements.

C.           Interests of experts and counsel

             Not applicable.

ITEM 8       Financial Information

A.           Consolidated statements and other financial information

             See pages F-1 to F-80.

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

             In accordance with the profit appropriation plan approved by the shareholders' general meeting on June 13, 2006, the Company expects to pay a cash dividend of approximately RMB 3.014 billion.

B.           Significant Changes

             None.

ITEM 9       The Offer and Listing

A.           Offer and listing details and markets

             The ADSs have been listed on the New York Stock Exchange since October 6, 1994. The table below sets forth, for the periods indicated, the high and low closing prices of the ADSs on the New York Stock Exchange.

                                                      Closing Price Per ADS
                                                  ------------------------------
                                                      High              Low
                                                  --------------  --------------
                                                     (US$)             (US$)

2001.............................................     24.91             16.75
2002.............................................     35.82             23.06
2003.............................................     71.35             31.36
2004.............................................     86.91             27.30
2005.............................................     31.24             26.21

2004   First Quarter.............................     78.95             64.80
       Second Quarter............................     86.91             32.85
       Third Quarter.............................     35.80             27.30
       Fourth Quarter............................     32.90             29.00

2005   First Quarter.............................     31.24             27.33
       Second Quarter............................     30.45             28.32
       Third Quarter.............................     31.21             27.62
       Fourth Quarter............................     29.74             26.21

2006   First Quarter.............................     28.40             25.97

2005   December..................................     27.56             26.21

2006   January...................................     28.40             26.64
       February..................................     28.34             26.98
       March.....................................     27.79             25.97
       April.....................................     30.25             26.85
       May.......................................     30.68             25.82
       June (up to June 15) .....................     25.98             24.30

--------------
Source: Reuters

             Each ADS represents 40 Overseas Listed Foreign Shares. As of May 31, 2006, there were 116 registered holders of American Depositary Receipts evidencing ADS.


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

                                                     Closing Price Per H shares
                                                   -----------------------------
                                                       High              Low
                                                   --------------   ------------
                                                      (HK$)             (HK$)

2001..............................................     4.20              3.40
2002..............................................     6.95              4.53
2003..............................................    13.20              6.05
2004..............................................    13.45              6.05
2005..............................................     6.10              5.10

2004     First Quarter............................    15.50             12.50
         Second Quarter...........................    16.95              6.05
         Third Quarter............................     7.00              5.30
         Fourth Quarter...........................     6.40              5.60

2005     First Quarter............................     6.10              5.25
         Second Quarter...........................     6.05              5.50
         Third Quarter............................     5.80              5.45
         Fourth Quarter...........................     5.75              5.10

2006     First Quarter............................     5.45              5.00

2005 December.....................................     5.35              5.10

2006     January..................................     5.45              5.10
         February.................................     5.45              5.20
         March....................................     5.30              5.00
         April....................................     5.85              5.20
         May......................................     5.95              5.00
         June (up to June 15) ....................     4.95              4.73

---------------
Source: Reuters

             As of May 31, 2006, there were 475 registered holders of H Shares.

ITEM 10      Additional Information

A.           Share Capital

             Not applicable.

B.           Memorandum and articles of association

             The following is a brief summary of certain provisions of our Articles of Association, as amended, the Company Law and certain other applicable laws and regulations of the PRC. Such summary does not purport to be complete. For further information, you and your advisors should refer to the text of our Articles of Association, as amended, and to the texts of applicable laws and regulations.

Objects and Purposes

             We are a joint stock limited company established in accordance with the Standard Opinion for Joint Stock Limited Companies (the "Standard Opinion") and certain other relevant laws and regulations of the PRC. We are registered with the PRC State Administration for Industry and Commerce with business license number Qi Gu Guo Zi No. 000496. Article 10 of our Articles of Association provides that our scope of businesses includes, among other things, investment, construction, operation and management of power plants and development, investment and operation of other export-oriented enterprises related to power plants.

Directors

             Our directors shall be elected at our shareholders' general meeting. Because the shares do not have cumulative voting rights, a holder of a majority of the shares is able to elect all of the directors. Our directors shall be elected for a term of three years and may serve consecutive terms upon re-election, except that independent directors may only serve a maximum of two terms. Our directors are not required to hold any shares in us, and there is no age limit requirement for the retirement or non-retirement of our directors.

             Where a director is materially interested, directly or indirectly, in a contract, transaction or arrangement (including any proposed contract, transaction or arrangement) with us, he or she shall declare the nature and extent of his or her interests to the board of directors at the earliest opportunity, whether or not such contract, transaction or arrangement is otherwise subject to the approval of the board. A director shall not vote, and shall not be counted in the quorum of the meeting, on any resolution concerning any contract, transaction or arrangement where the director owns material rights or interests therein. A director is deemed to be interested in a contract, transaction or arrangement in which his associate (as defined by Article 132 of the Articles of Association) is interested.

             Unless the interested director discloses his interests to the board and the contract, transaction or arrangement in which the director is materially interested is approved by the board at a meeting in which the director neither votes nor is counted in the quorum, such contract, transaction or arrangement may be revoked by us except with respect to a bona fide party thereto who does not have notice of the director's interests.

             We are prohibited from making loans or providing guarantees to our directors and their associates except where such loan or guarantee is made or provided under a service contract as approved by our shareholders at the shareholders' general meeting and to meet expenditure requirement incurred or to be incurred by the director for the purposes of the company or for the purpose of enabling the director to perform his or her duties properly.

             Matters relating to the remuneration of our directors shall be determined by the shareholders' general meeting.

Dividends

             Distribution of dividends may be proposed by our board of directors for approval by an ordinary resolution of our shareholders at the shareholders' general meeting. The Articles of Association allows for cash or stock dividends.

             Dividends may only be distributed after allowance has been made for:

       o     recovery of losses, if any;
       o     allocations to the statutory surplus reserve fund;
       o     allocations to the statutory common welfare reserve fund; and
       o     allocations to a discretionary surplus reserve fund.

             The minimum and maximum aggregate allocations to the statutory surplus reserve fund and statutory common welfare reserve fund are 15% and 20%, respectively, of our net income determined in accordance with the PRC accounting rules.

             The Articles of Association require that cash dividends and other distribution with respect of H Shares be declared in Renminbi and paid by the Company in US dollars or Hong Kong dollar in terms of the H Shares listed on the Hong Kong Stock Exchange. The Articles of Association further stipulate that for dividends and other distributions paid in currencies other than Renminbi, we shall use an exchange rate equal to the median closing exchange rate of Renminbi for such currencies announced by PBOC for two working days in the week preceding the date on which such dividends or other distributions are declared.

             We will appoint receiving agents to receive, on behalf of the holders of H Shares, any dividend distributions and all other money owing by us in respect of such shares (Receiving Agents). The Receiving Agents will comply with the laws and regulations of the applicable stock exchanges on which our shares are listed. Any Receiving Agent appointed on behalf of the holders of H Shares listed on the Hong Kong Stock Exchange will be a company registered as a trust corporation under the Trustee Ordinance of Hong Kong.

             Dividends payments may be subject to PRC withholding tax.

Voting Rights and Shareholders' Meetings


             Our board of directors shall convene a shareholders' annual general meeting once every year and within six months from the end of the preceding financial year. Our board shall convene an extraordinary general meeting within two months after the occurrence of any one of the following events:

       o where the number of directors is less than the number required by the PRC Company Law or two-thirds of the number specified in our Articles of Association;
       o where our unrecovered losses reach one-third of the total amount of our share capital;
       o where shareholder(s) holding 10% or more of our voting rights request(s) in writing the convening of an extraordinary general meeting; or
       o whenever our board deems necessary or our supervisory committee so requests.

             Resolutions proposed by the supervisory committee or shareholder(s) holding 5% or more of the total number of voting shares shall be included in the agenda for the relevant annual general meeting if they are matters which fall within the scope of the functions and powers of shareholders in general meeting.

             All shareholders' meetings must be convened by our board by written notice given to shareholders not less than 45 days before the meeting. Based on the written replies received by us 20 days before a shareholders' meeting, we shall calculate the number of voting shares represented by shareholders who have indicated that they intend to attend the meeting. Where the number of voting shares represented by those shareholders amount to more than one-half of our total voting shares, we shall convene the shareholders' general meeting (regardless of the number of shareholders who actually attend). Otherwise, we shall, within five days before holding the shareholders' general meeting, inform the shareholders again of the motions to be considered and the date and venue of the meeting by way of public announcement. After the announcement is made, the shareholders' meeting may be convened. The accidental omission by us to give notice of a meeting to, or the non-receipt of notice of a meeting by, a shareholder will not invalidate the proceedings at that shareholders' meeting.

             Shareholders at meetings have the power, among other things, to examine and approve our profit distribution plans and plans to recover loses, the annual budget, an increase or reduction of registered share capital, the reports of our board of directors and supervisory committee, the issuance of debentures, and the plans for merger, division, dissolution or liquidation; to elect or remove our directors and supervisors; and to review and amend our Articles of Association. In addition, the rights of a class of shareholders may not be modified or abrogated, unless approved by a special resolution of shareholders at a general shareholders' meeting and by a special resolution of shareholders of that class of shares at a separate meeting. Our Articles of Association enumerate, without limitation, certain amendments which would be deemed to be a modification or abrogation of the rights of a class of shareholders, including increasing or decreasing the number of shares of such class or the number of shares of a class with voting or distribution rights or privileges equal or superior to the shares of such class, removing or reducing rights to receive dividends in a particular currency, and creating shares with voting or distribution rights or privileges equal or superior to shares of such class.

             Each share is entitled to one vote on all such matters submitted to a vote of our shareholders at the shareholders' general meetings, except for meetings of a special class of shareholders where only holders of shares of the affected class are entitled to vote on the basis of one vote per share of the affected class.

             Shareholders are entitled to attend and vote at meetings either in person or by proxy. Proxies must be in writing and deposited at our legal address, or such other place as is specified in the meeting notice, not less than 24 hours before the time for holding the meeting at which the proxy proposes to vote or the time appointed for the passing of the relevant resolution(s). When the instrument appointing a proxy is executed by the shareholder's attorney-in-fact, such proxy when deposited must be accompanied by a notary certified copy of the relevant power of attorney or other authority under which the proxy was executed.

             Except for those actions discussed below which require supermajority votes ("special resolutions"), resolutions of the shareholders are passed by a simple majority of the voting shares held by shareholders who are present in person or by proxy. Special resolutions must be passed by more than two-thirds of the voting shares held by shareholders who are present in person or by proxy.

             The following decisions must be adopted by special resolution:

       o an increase or reduction of our registered share capital or the issuance of shares, including stock distributions, of any class, warrants and other similar securities;
       o     issuance of debentures;

       o     our division, merger, dissolution and liquidation;
       o     amendments to our Articles of Association; and
       o any other matters our shareholders have resolved by way of an ordinary resolution at a general meeting to be of a nature which may have a material impact on us and should be adopted by special resolution.

             In addition, amendments to the Articles of Association require the approval and consent of the relevant PRC authorities.

             All other actions taken by the shareholders, including the appointment and removal of our directors and supervisors and the declaration of cash dividend payments, will be decided by an ordinary resolution of the shareholders.

             Any shareholder resolution which is in violation of any laws or regulations of the PRC will be null and void.

Liquidation Rights

             In the event of our liquidation, the H Shares will rank pari passu with the domestic ordinary shares, and any of our assets remaining after payment (in order of priority) of (a) the costs of liquidation: (b) wages and social insurance fees payable to or for our employees for the past three years prior to the date of liquidation; (c) overdue taxes and tax surcharges, funds and other amounts payable pursuant to the applicable administrative regulations; and (d) bank loans, corporate bonds and other debts, will be divided among our shareholders in accordance with the class of shares and their proportional shareholdings.

Further Capital Call

             Shareholders are not liable to make any further contribution to the share capital other than according to the terms, which were agreed by the subscriber of the relevant shares at the time of subscription

Increases in Share Capital and Preemptive Rights

             The Articles of Association require the approval by a special resolution of the shareholders prior to authorizing, allotting, issuing or granting shares, securities convertible into shares or options, warrants or similar rights to subscribe for any shares or such convertible securities. New issues of shares must also be approved by the relevant PRC authorities.

             Shareholders do not have preemptive rights with respect to new issues of shares of the Company.

Reduction of Share Capital and Purchase by Us of Our Shares and General Mandate to Repurchase Shares

             We may reduce our registered share capital only upon obtaining the approval of the shareholders by a special resolution and, in certain circumstances, of relevant PRC authorities. The number of H Shares, which may be purchased is subject to the Hong Kong Takeovers and Share Repurchase Codes.

Restrictions on Large or Controlling Shareholders

             Our Articles of Association provide that, in addition to any obligation imposed by laws and administration regulations or required by the listing rules of the stock exchanges on which our H Shares are listed, a controlling shareholder shall not exercise his voting rights in a manner prejudicial to the interests of the shareholders generally or of some part of the shareholders:

       (11) to relieve a director or supervisor from his or her duty to act honestly in our best interests;
       (12) to approve the expropriation by a director or supervisor (for his or her own benefit or for the benefit of another person) of our assets in any way, including, without limitation, opportunities which may benefit us; or
       (13) to approve the expropriation by a director or supervisor (for his or her own benefit or for the benefit of another person) of the individual rights of other shareholders, including, without limitation, rights to distributions and voting rights (save according to a restructuring of our company which has been submitted for approval by the shareholders in a general meeting in accordance with our Articles of Association).

             A controlling shareholder, however, will not be precluded by our Articles of Association or any laws and administrative regulations or the listing rules of the stock exchanges on which our H Shares are listed from voting on these matters.

             A controlling shareholder is defined by our Articles of Association as any person who acting alone or in concert with others:

       o is in a position to elect more than one-half of the board of directors;
       o has the power to exercise, or to control the exercise of, 30% or more of our voting rights;
       o     holds 30% or more of our issued and outstanding shares; or
       o     has de facto control of us in any other way.

Disclosure

             The Listing Agreement imposes a requirement on us to keep the Hong Kong Stock Exchange, our shareholders and other holders of our listed securities informed as soon as reasonably practicable of any information relating to us and our subsidiaries, including information on any major new developments which are not public knowledge, which:

       o is necessary to enable them and the public to appraise the position of us and our subsidiaries;
       o is necessary to avoid the establishment of a false market in its securities; and
       o might be reasonably expected materially to affect market activity in and the price of its securities.

             There are also requirements under the Listing Rules for us to obtain prior shareholders' approval and/or to disclose to shareholders details of certain acquisitions or disposals of assets and other transactions (including transactions with controlling shareholders).

Sources of Shareholders' Rights

             The PRC's legal system is based on written statutes and is a system in which decided legal cases have little precedent value. Prior to the effectiveness of the Company Law, the PRC did not have a comprehensive body of laws governing joint stock limited companies. The rights and obligations of our shareholders are principally contained in our constitutive documents and the Standard Opinion, under which we were established. In December 1993, the Standing Committee of the 8th National People's Congress adopted the PRC Company Law, which superseded the Standard Opinion. In accordance with Article 229 of the Company Law, we must comply with the relevant requirements of the Company law within an unspecified time period. As a result, we amended our Articles of Association pursuant to the Company Law on June 6, 1995. On October 27, 2005, the Company law was amended by the Standing Committee of the 10th National People's Congress, and came into force on January 1, 2006.

             Currently, the primary sources of shareholder rights are our Articles of Association, as amended, the PRC Company Law and the Listing Rules of the Hong Kong Stock Exchange, which, among other things, impose certain standards of conduct, fairness and disclosure on us, our directors and our controlling shareholder. To facilitate the offering and listing of shares of PRC companies overseas, and to regulate the behavior of companies whose shares are listed overseas, the State Council Securities Committee and the State Commission for Restructuring the Economic System issued on August 27, 1994 the Mandatory Provisions for Articles of Association of Company Listing Overseas (the "Mandatory Provisions"). These Mandatory Provisions become entrenched in that, once they are incorporated into the Articles of Association of a PRC company, any amendment to those provisions will only become effective after approval by the State-owned Assets Supervision and Administration Commission of the State Council. The Listing Rules require a number of additional provisions to the Mandatory Provisions to be included in the Articles of Association of PRC companies listing H Shares on the Hong Kong Stock Exchange (the "Additional Provisions"). The Mandatory Provisions and the Additional Provisions have been incorporated into our Articles of Association.

             In addition, upon the listing of and for so long as the H Shares are listed on the Hong Kong Stock Exchange, we are subject to the relevant ordinances, rules and regulations applicable to companies listed on the Hong Kong Stock Exchange, including the Listing Rules of the Hong Kong Stock Exchange, the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance"), the Securities (Insider Dealing) Ordinance and the Hong Kong Codes on Takeovers and Mergers and Share Repurchases (the "Hong Kong Takeovers and Repurchase Codes").

Enforceability of Shareholders' Rights

             There has not been any public disclosure in relation to the enforcement by holders of H Shares of their rights under constitutive documents of joint stock limited companies or the Company Law or in the application or interpretation of the PRC or Hong Kong regulatory provisions applicable to the PRC joint stock limited companies.

             The Company Law, as amended in October 2005 and effective in January 2006, has granted shareholders with the rights to bring derivative suits. Within the Company Law, Shareholders holding more than 1 percent of the shares of the company for more than 180 consecutive days are entitled to request the supervisory committee (in terms of directors and senior management) or the board of directors (in terms of supervisors) to bring legal proceedings, or bring legal proceedings in their own name on behalf of the company where it is in emergency and the company will be subject to irreparable loss if not to do so, against directors, supervisors or senior management who fail to comply with the laws and regulations or the company's Articles of Association in the course of performing their duties and cause loss to the company;

             Our Articles of Association provide that all differences or claims:

       o     between a holder of H Shares and us;
       o between a holder of H Shares and any of our directors, supervisors, general managers, deputy general managers or other senior officers; or
       o between a holder of H Shares and a holder of domestic ordinary shares, arising from any provision of our Articles of Association, any right or obligation conferred or imposed by the Company Law or any other relevant law or administrative regulation which concerns our affairs must, with certain exceptions, be referred to arbitration at either the China International Economic and Trade Arbitration Commission in the PRC or the Hong Kong International Arbitration Center. Our Articles of Association provide that such arbitration will be final and conclusive. In June 1999, an arrangement was made between the People's Courts of the PRC and the courts of Hong Kong to mutually enforce arbitration rewards rendered in the PRC and Hong Kong according to their respective laws. This new arrangement was approved by the Supreme Court of the PRC and the Hong Kong Legislative Council and became effective on February 1, 2000.

             The holders of H Shares will not be able to bring actions on the basis of violations of the Listing Rules and must rely on the Hong Kong Stock Exchange to enforce its rules. The SDI Ordinance establishes certain obligations in relation to disclosure of shareholder interests in Hong Kong listed companies, the violation of which is subject to prosecution by the Securities and Futures Commission of Hong Kong. The Hong Kong Takeovers and Repurchase Codes do not have the force of law and are only standards of commercial conduct considered acceptable for takeover and merger transactions and share repurchases in Hong Kong as established by the Securities and Futures Commission and the securities and futures industry in Hong Kong.

             We have appointed CT Corporation System, New York, New York, as our agent to receive service of process with respect to any action brought against us in certain courts in New York under the United States federal and New York State's securities laws. However, as the PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts within the United States, the United Kingdom, Japan or most other the Organization for Economic Cooperation and Development countries, administrative actions brought by regulatory authorities, such as the Commission, and other actions which result in foreign court judgments, could (assuming such actions are not required by PRC law and the Articles of Association to be arbitrated) only be enforced in the PRC on a reciprocal basis or according to relevant international treaty to which China is a party if such judgments or rulings do not violate the basic principles of the law of the PRC or the sovereignty, security and public interest of the society of the PRC, as determined by a People's Court of the PRC which has the jurisdiction for recognition and enforcement of judgments. We have been advised by our PRC counsel, Haiwen & Partners, that there is uncertainty as to the enforceability in the PRC of actions to enforce judgments of United States courts arising out of or based on the ownership of H Shares or ADSs, including judgments arising out of or based on the civil liability provisions of United States federal or state securities laws.

Restrictions on Transferability and the Share Register

             H Shares may be traded only among investors who are not PRC persons, and may not be sold to PRC investors. There are no restrictions on the ability of investors who are not PRC residents to hold H Shares.

             As provided in the Articles of Associations we may refuse to register a transfer of H Shares unless:

       o a fee (for each instrument of transfer) of HK dollar 2.50, or any higher fee as agreed by the Hong Kong Stock Exchange, has been paid to us;
       o     the instrument of transfer only involves H Shares;
       o the stamp duty chargeable on the instrument of transfer has been paid;
       o the relevant share certificate and upon the reasonable request of the board of directors, any evidence in relation to the right of the transferor to transfer the shares have been submitted;
       o if it is intended to transfer the shares to joint owners, then the maximum number of joint owners must not exceed four;
       o     we does not have any lien on the relevant shares.

             We are required to maintain original share register for holders of H Shares in Hong Kong and a copy of the register at our legal address. Shareholders have the right to inspect and, for a reasonable charge, to copy the share register. No transfers of ordinary shares shall be recorded in our share register within 30 days prior to the date of a shareholders' general meeting or within 5 days prior to the record date established for the purpose of distributing a dividend.

             We have appointed Hong Kong Registrars Limited to act as the registrar of our H Shares. This registrar maintains our register of holders of H Shares in Hong Kong and enters transfers of shares in such register upon the presentation of the documents described above.

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

             The conversion of Renminbi into foreign currencies, including US dollars, has historically been set by the People's Bank of China based on the previous day's PRC inter-bank foreign exchange market rate and current exchange rates on the world financial markets. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the US dollar. Under the new policy, the Renminbi is permitted to fluctuate within a band against a basket of certain foreign currencies. This change in policy resulted initially in an approximately 2.0% appreciation in the value of the Renminbi against the US dollar. Since the adoption of this new policy, the value of Renminbi against the US dollar has fluctuated on a daily basis within narrow ranges, but overall has further strengthened against the US dollar. There remains significant international pressure on the PRC government to further liberalize its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the US dollar. However, there is no assurance that there will not be a devaluation of Renminbi in the future. If there is such a devaluation, our debt servicing cost will increase and the return to our overseas investors may decrease.

             The following table sets forth the noon buying rates in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") for the periods indicated:

                                                         Noon Buying Rate
                                     ------------------------------------------------------
Period                                     End        Average(1)       High          Low
------                               -------------  --------------  ----------  -----------
                                                         (RMB per US$1.00)
2001...............................      8.2766        8.2770        8.2786        8.2676
2002...............................      8.2800        8.2772        8.2800        8.2759
2003...............................      8.2767        8.2772        8.2800        8.2769
2004...............................      8.2765        8.2767        8.2774        8.2764
2005...............................      8.0702        8.1826        8.2765        8.0702
2005  December ....................      8.0702        8.0702        8.0808        8.0702
2006  January .....................      8.0608        8.0608        8.0702        8.0596
      February ....................      8.0415        8.0415        8.0616        8.0415
      March........................      8.0167        8.0167        8.0505        8.0167
      April .......................      8.0165        8.0165        8.0248        8.0040
      May..........................      8.0215        8.0215        8.0300        8.0005
      June (up to June 23).........      7.9997        7.9997        8.0225        7.9963

---------------
Source: DataStream

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

             Individual investors

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

             Under the Tax Treaty, China may tax a dividend paid by us to an eligible US Holder up to a maximum of 10% the gross amount of such dividends.

             Enterprises

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

             On November 18, 2000, the State Council issued a notice entitled "State Council Notice on the Income Tax Reduction for Interest and Other Income that Foreign Enterprises derive in China" (the "State Council Notice"). Under the State Council Notice, beginning January 1, 2001, enterprise income tax at a reduced 10% rate will apply to interests, rental, license fees and other income obtained in China by foreign enterprises without agencies or establishment in China, or by foreign enterprises without any substantive relationship with their agencies or establishment in China. If the exemption as described in the preceding paragraph does not apply or is not renewed, and the State Council Notice is found not to apply, a foreign enterprise shareholder may be subject to a 20% tax on capital gain, unless reduced by an applicable double tax treaty.

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

Taxation of the Company

             Income tax

             According to the relevant income tax law, Sino-foreign enterprises are, in general, subject to statutory income tax of 33% (30% Enterprise Income Tax and 3% local income tax). If these enterprises are located in certain specified locations or cities, or are specifically approved by State Tax Bureau, a lower tax rate would be applied. Effective from January 1, 1999, in accordance with the practice notes on the PRC income tax laws applicable to Sino-foreign enterprises investing in energy and transportation infrastructure businesses, a reduced income tax rate of 15% (after the approval of State Tax Bureau) is applicable across the country. The

Company applied this rule to all of its fully owned operating power plants after obtaining the approval of State Tax Bureau.

             Certain power plants are exempted from income tax for two years starting from the first profit-making year, after offsetting all tax losses carried forward from the previous years (at most of five years), followed by a 50% reduction of the applicable tax rate for the next three years ("tax holiday").

             The statutory income tax is assessed on an individual entity basis, based on each of their results of operations. The commencement dates of the tax holiday period of each power plant are individually determined.

             The income tax charges are based on profit for the year and after considering deferred taxation.

             For details of income tax information, please refer to Note 2
(n)(ii) to the Financial Statements.

             Value-added tax

             Since January 1, 1994, the government has implemented a turnover tax system applicable to FIEs. Under the turnover tax provisions, we have to collect from our electricity customers and pay to the PRC tax authorities a value-added tax ("VAT") on our sales. The tax rate on sales of electricity by us is 17% total sales. The amount of VAT payable by us is the VAT on sales reduced by the VAT paid by us on our purchases of coal, fuel and other inputs.

United States federal income tax considerations

             The following is a summary of United States federal income tax considerations that are anticipated to be material for US Holders (as defined below) who purchase H shares or ADSs of the Company. This summary is based upon existing United States federal income tax law, which is subject to change, possible with retroactive effect. This summary does not discuss all aspects of United States federal income taxation which may be important to particular investors in light of their individual investment circumstances, such as investors subject to special tax rules including: financial institutions, insurance companies, broker-dealers, tax-exempt organizations, and, except as described below, non-US Holders, or to persons that will hold H shares or ADSs as part of a straddle, hedge, conversion, or constructive sale transaction for United States federal income tax purposes or that have a functional currency other than the United States Dollar , all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any foreign, state, or local tax consideration. This summary assumes that investors will hold their H shares or ADSs as "capital assets" (generally, property held for investment) under the United States Internal Revenue Code. Each prospective investor is urged to consult its tax advisor regarding the United Stated federal, state, local, and foreign income and other tax considerations of the purchase, ownership, and disposition of H shares or ADSs.

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

             A beneficial owner of the H shares or ADSs that is not a US Holder is referred to herein as a "Non-US Holder".

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

PFIC considerations

             If the Company were to be classified as a PFIC in any taxable year, a U.S. Holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of United States federal income tax that a U.S. Holder could derive from investing in a foreign company that does not distribute all of its earnings on a current basis. In such event, a U.S. Holder of the H shares or ADSs may be subject to tax at ordinary income tax rates on (i) any gain recognized on the sale of the H shares or ADSs and
(ii) any "excess distribution" paid on the H shares or ADSs (generally, a distribution in excess of 125% the average annual distributions paid by the Company in the three preceding taxable years). In addition, a U.S. Holder may be subject to an interest charge on such gain or excess distribution.

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

NYSE corporate governance rules           Corporate governance rules applicable
                                          to the domestically listed companies
                                          in China and the Company's governance
                                          practices
--------------------------------------------------------------------------------

DIRECTOR INDEPENDENCE

A listed company must have a majority     It is required in China that any
of independent directors on its board     listed company must establish an
of directors. No director qualifies as    independent director system and set
"independent" unless the board of         forth specific requirements for the
directors affirmatively determines        qualification of independent
that the director has no material         directors. For example, an independent
relationship with the listed company      director shall not hold any other
(either directly or as a partner,         position in the listed company other
shareholder or officer of an              than being a director and shall not be
organization that has a relationship      influenced by the main shareholders or
with the company). In addition, a         the controlling persons of the listed
director must meet certain standards      company, or by any other entities or
to be deemed independent. For example,    persons with whom the listed company
a director is not independent if the      has a significant relationship. The
director is, or has been within the       Company has complied with the relevant
last three years, an employee of the      Chinese corporate governance rules and
listed company, or if the director has    has implemented internal rules
received, during any twelve-month         governing the independence and
period within the last three years,       responsibilities of independent
more than US$100,000 in direct            directors. The Company determines the
compensation from the listed company.     independence of independent directors
                                          every year.

To empower non-management directors to    No similar requirements.
serve as a more effective check on
management, the non-management
directors of each listed company must
meet at regularly scheduled executive
sessions without management.

NOMINATING/CORPORATE GOVERNANCE COMMITTEE

Listed companies must have a              The board of directors of a listed
nominating/corporate governance           company may, through the resolution of
committee composed entirely of            the shareholders' meeting, establish a
independent directors.                    nominating committee composed entirely
                                          of directors, of which the independent
                                          directors shall be the majority and
                                          the convener. The Company has
                                          established a nominating committee.

The nominating/corporate governance       Relevant responsibilities of the
committee must have a written charter     nominating/corporate governance
that addresses the committee's            committee are similar to those
purposes and responsibilities which,      stipulated by the NYSE rules, but the
at minimum, must be to: search for        main responsibilities do not include
eligible people for the board of          the research and recommendation of
directors, select and nominate            corporate governance guidelines, the
directors for the next session of the     supervision of the evaluation of the
shareholders' annual meeting, study       board of directors and management, or
and propose corporate governance          the annual evaluation of the
guidelines, supervise the evaluation      committee.
of the board of directors and
management, and evaluate the
performance of the committee every
year.

COMPENSATION COMMITTEE

Listed companies must have a              The board of directors of a listed
compensation committee composed           company can, through the resolution of
entirely of independent directors.        shareholders' meeting, have a
                                          compensation and evaluation committee
                                          composed entirely of directors, of
                                          whom the independent directors are the
                                          majority and act as the convener.

The written charter of the                The responsibilities are similar to
compensation committee must state, at     those stipulated by the NYSE rules,
least, the following purposes and         but the committee is not required to
responsibilities:                         produce a report on the executive
                                          compensation or make an annual
                                          performance evaluation of the
                                          committee. The board of directors of
                                          the Company has established a
                                          compensation and evaluation committee
                                          composed mainly of independent
                                          directors who act as the convener, and
                                          the committee has a written charter.


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

AUDIT COMMITTEE

Listed companies must have an audit       The board of directors of a listed
committee that satisfies the              company can, through the resolution of
requirements of Rule 10A-3 of Exchange    the shareholders' meeting, establish
Act. It must have a minimum of three      an audit committee composed entirely
members, and all audit committee          of directors, of which the independent
members must satisfy the requirements     directors are the majority and act as
for independence set forth in Section     the convener, and, at minimum, one
303A.02 of NYSE Corporate Governance      independent director is an accounting
Rules as well as the requirements of      professional.
Rule 10A-3b (1) of the Exchange Act.

The written charter of the audit          The responsibilities of the audit
committee must specify that the           committee are similar to those
purpose of the audit committee is to      stipulated by the NYSE rules, but
assist the board oversight of the         according to the domestic practices,
integrity of financial statements, the    the company is not required to make an
company's compliance with legal and       annual performance evaluation of the
regulatory requirements,                  audit committee, and the audit
qualifications and independence of        committee is not required to prepare
independent auditors and the              an audit report to be included in the
performance of the listed company's       company's annual proxy statement. The
internal audit function and               Board of Directors of the Company has
independent auditors.                     established an audit committee that
                                          satisfies relevant domestic
                                          requirements and the audit committee
                                          has a written charter.

The written charter must also require
the audit committee to prepare an
audit committee report as required by
the SEC to be included in the listed
company's annual proxy statement as
well as an annual performance
evaluation of the audit committee.

Each listed company must have an          China has a similar regulatory
internal audit department.                provision, and the Company has an
                                          internal audit department.


Shareholders must be given the            The relevant regulations of China
opportunity to vote on                    require the board of directors to
equity-compensation plans and material    propose plans on the amount and types
revisions thereto, except for             of director compensation for the
employment incentive plans, certain       shareholders' meeting to approve. The
awards and plans in the context of        compensation plan of executive
mergers and acquisitions.                 officers is subject to approval by the
                                          board and announced at the
                                          shareholders' meeting and disclosed to
                                          the public upon the approval of the
                                          board of directors.


CORPORATE GOVERNANCE GUIDELINES

Listed companies must adopt and           CSRS has issued the Corporate
disclose corporate governance             Governance Rules, with which the
guidelines, involving director            Company has complied.
qualification standards, director
compensation, director continuing
education, annual performance
evaluation of the board of directors,
etc.

CODE OF ETHICS FOR DIRECTORS,
OFFICERS AND EMPLOYEES

Listed companies must adopt and           China does not have such requirement
disclose a code of business conduct       for a code for ethics. But, the
and ethics for directors, officers and    directors and officers must perform
employees, and promptly disclose any      their legal responsibilities in
waivers of the code for directors or      accordance with the Company Law of
executive officers.                       PRC, relative requirements of CSRS and
                                          Mandatory Provisions to the Charter of
                                          Companies Listed Overseas.

Each listed company CEO must certify      No similar requirements.
to the NYSE each year that he or she
is not aware of any violation by the
company of NYSE corporate governance
listing standards and he or she must
promptly notify the NYSE on writing of
any material non-compliance with any
applicable provisions of Section 303A.

ITEM 11      Quantitative and Qualitative Disclosures About Market Risk

             Our primary market risk exposures are fluctuations fuel prices, foreign exchange rates and interest rates.

Commodity price risk

             We are exposed to fluctuations in fuel prices, mainly coal prices. In 2005, our total fuel cost amounted to RMB 21.203 billion and the weighted average unit fuel cost was RMB 156.13 per MWh. In 2004, our total fuel cost amounted to RMB 15.068 billion and the weighted average unit fuel cost was RMB
139.4 per MWh.

             We purchase substantial volumes of coals from suppliers for power generation. Therefore, fluctuations of fuel prices have a significant effect on our operating expenses and net profits.

Foreign exchange rate risk

             A portion of our Renminbi revenues are converted into foreign currencies to (i) repay our debts denominated in currencies other than RMB, and
(ii) pay for imported equipment.

             The exchange rate of Renminbi to foreign currencies may fluctuate and is affected by, among other things, changes in China's political and economic conditions. The conversion of Renminbi into foreign currencies, including US dollars, has historically been set by the People's Bank of China. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the US dollar. Under the new policy, the Renminbi is permitted to fluctuate within a band against a basket of certain foreign currencies. This change in policy resulted initially in an approximately 2.0% appreciation in the value of the Renminbi against the US dollar. Since the adoption of this new policy, the value of Renminbi against the US dollar has fluctuated on a daily basis within narrow ranges, but overall has further strengthened against the US dollar. There remains significant international pressure on the PRC government to further liberalize its currency policy. We cannot assure you that any future movements in the exchange rate of the Renminbi against the US dollar and other currencies will not adversely affect our results of operations and financial conditions. The following table provides information, by maturity date, regarding our foreign currency sensitive financial instruments, which consist of cash and cash equivalents, short-term and long-term debt obligations and capital commitments as of December 31, 2005 and average interest rates for the year ended December 31, 2005.


(RMB expressed in millions, except interest rate)
                                                               As of December 31, 2005
                                   --------------------------------------------------------------------------------
                                                                                                 Total
                                                                                                recorded    Fair
                                                      Expected Maturity Date                     value      value
                                   -----------------------------------------------------------  ---------  --------
                                      2006      2007      2008     2009     2010    Thereafter
                                   ---------  --------  --------  -------  -------  -----------
On-balance sheet financial
    instruments
Cash and cash equivalents:
In US Dollar                              14        -         -        -        -            -         14      14

Debts
Fixed rate bank loans (US Dollar)        792      774       774      774      766        1,056      4,936   5,003
      Average interest rate           6.207%   6.211%    6.217%   6.227%   6.260%       6.424%

Fixed rate bank loans (Euro)              68       51        51       51       51          430        702     615
      Average interest rate           2.000%   2.000%    2.000%   2.000%   2.000%       2.000%

Variable rate bank and other
    loans (US Dollar)                     74       74        74       74       74          242        612     600
      Average interest rate           4.843%   4.837%    4.828%   4.814%   4.792%       4.775%

Variable rate other loans (JPY)           16       16        16       16       16           10         90      90
      Average interest rate           5.800%   5.800%    5.800%   5.800%   5.800%       5.800%

Capital commitments (in US Dollar)       472       59        20        -        -            -        551     551
Capital commitments (in Euro)            275        -         -        -        -            -        275     275

-------------
(1) The interest rates for variable rate bank and other loans are calculated based on the individual year end indices.

             The outstanding balances of the Company's loans denominated in foreign currency has decreased continually as a result of due repayment of the loans by the company according to agreed-upon repayment schedule. The loans denominated in US dollar decreased from RMB 7.217 billion as of December 31, 2003 to RMB 5.548 billion as of December 31, 2005; the loans denominated in JPY decreased from RMB 138 million as of December 31, 2003 to RMB 90 million as of December 31, 2005. As a result, the associated foreign exchange risk to which the Company is exposed has decreased.

Interest rate risk

             We are exposed to interest rate risk primarily resulting from fluctuations in interest rates on our variable rate debts. Upward fluctuations in interest rates increase the cost of new variable rate debt and the interest cost of outstanding floating rate borrowings.

             At present, the interest rate of loans with the term of more than one year denominated in RMB is subject to the change on the benchmark interest rate published and adjusted by the People's Bank of China. Different interest rate level corresponds to loans with different term. However, in accordance with the loan agreements the interest rate of loans with the term of one year or less is not subject to the change in such benchmark interest rate. As a result, if the People's Bank of China adjusts the benchmark interest rate, the interest rate of the Company's loans with the term of more than one year will be adjusted accordingly. Most of the Company's loans denominated in foreign currency are fixed rate loans, which are not subject to the changes in market interest rate. Only a small portion of the Company's loans denominated in foreign currency are floating rate loans, which depends on the trend of six-month LIBOR.

             The following table provides information, by maturity date, regarding our interest rate sensitive financial instruments, which consist of fixed rate loans, variable rate loans and short-term bonds as of December 31, 2005 and average interest rates for the year ended December 31, 2005.


(RMB expressed in millions, except interest rate)
                                                               As of December 31, 2005
                                   --------------------------------------------------------------------------------
                                                                                                 Total
                                                                                                recorded    Fair
                                                      Expected Maturity Date                     value      value
                                   -----------------------------------------------------------  ---------  --------
                                      2006      2007      2008     2009     2010    Thereafter
                                   ---------  --------  --------  -------  -------  -----------
Debts
Fixed rate shareholder, bank
  and other loans                    9,656     3,042    3,199     4,367    3,336       14,307     37,907       37,710
     Average interest rate          5.369%     5.352%  5.329%    5.317%   5.274%       5.256%

Variable rate bank and other
  loans                                 90        90       90        90       90          252        702          690
     Average interest rate          4.959%     4.943%  4.920%    4.885%   4.825%       4.775%

Short-term bonds                     4,862         -        -         -        -            -      4,862        4,862
     Average interest rate          3.391%         -        -         -        -            -

-------------
(1) The interest rates for variable rate bank and other loans are calculated based on the individual year end indices.

             As of December 31, 2005, the Company's floating rate loans denominated in foreign currency amounted to RMB 0.702 billion, accounting for 11.7% the total foreign loans, and the average interest rate level was relatively low, which is six-month US dollar LIBOR plus 18 basis points. The financing cost of US dollar loans has been climbing at a high pace because the market forecasts the Federal Reserve of the United States will increase the benchmark interest rate of US dollar again. As a result, the current six-month US dollar LIBOR has reached approximately 5.16%. With only a small portion of loans denominated in foreign currency bearing variable interest rate, the Company is exposed to a relatively low level of interest risk.

             The Company has paid special attention to the trend of international interest rate market by keeping up with the market conditions and predicting the future trend, and has made efforts to explore the feasibility of risk management by application of derivative financial products. The Company expects to implement the relevant plan according to its internal approval procedures and use interest rate swap and other derivative financial products to control its interest rate risk upon appropriate time.

             As the Company repaid the loans in accordance with the repayment agreements, the balance of floating rate loans decreased from RMB 2.306 billion as of December 31, 2003 to RMB 702 million as of December 31, 2005. As a result, the associated interest rate risk related to variable rate bank and other loans to which the Company is exposed has decreased. The balance of fixed rate loans increased from RMB 11.489 billion as of December 31, 2003 to RMB
37.907 billion as of December 31, 2005 to cover the expenditure on construction and acquisitions. As a result of the increased scale of the fixed rate loans, the interest rate risk related to fixed rate loans has increased.

ITEM 12      Description of Securities Other than Equity Securities

             Not applicable.

PART II.

ITEM 13      Defaults, Dividend Arrearages and Delinquencies

             None.

ITEM 14 Material Modifications to the Rights of Security Holders and Use of Proceeds

             None.

ITEM 15      Controls and Procedures

             Our management, with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in the Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2005 (the "Evaluation Date"), the end of the fiscal year covered by this annual report. Based on this evaluation, our management has concluded that, as of the end of the fiscal year covered by this annual report, our disclosure controls and procedures were effective as to ensure that material information relating to our company and consolidated subsidiaries, was made known to them by others within our company and our consolidated subsidiaries on a timely basis.

         In order to assure the credibility of our financial statements, achieve our expected operating results and efficiency, and effectively improve our capability to manage risks, we launched a project in 2003 to improve our internal control. During the last three years, we established a strategic plan and set objectives for internal control. Our long-term objective is to enhance our internal control in all aspects to constantly improve our capability to develop, compete and manage risk. We established an internal control organization system, and strengthened internal control at both the corporate and the power plant levels. We further strengthened our corporate governance and management system, and completed the annual evaluation of the effectiveness of the design of our existing system at the end of 2005. We established our internal control procedures on the basis of the COSO control framework, which accommodates our management characteristics. We designed and implemented the "Internal Control Manual", which is recognized by us as the "constitution" for the management of internal control. We carried out several self-evaluations of internal control, identified certain deficiencies and remediated such deficiencies. We disseminated information to, and trained our employees with regard to internal control concepts and procedures. Based on comprehensive evaluations, we believe that we have improved the effectiveness of our internal control over financial reporting.

             Section 404 of the Sarbanes-Oxley Act will first apply to our annual report on Form 20-F for the year ending December 31, 2006. We will consolidate the improvements we have achieved and continue our preparation for compliance with Section 404 of the Sarbanes-Oxley Act.

ITEM 16      Reserved

ITEM 16A     Audit Committee Financial Expert

             The Board of Directors has determined that Mr. Xia Donglin and Mr. Liu Jipeng qualify as Audit Committee Financial Experts in accordance with the terms of Item 16A of Form 20-F. See "Item 6 Directors, Senior Management and Employees -- A. Directors, members of the supervisory committee and senior management".

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

ITEM 16C     Principal Accountant Fees and Services

             PricewaterhouseCoopers has served as our independent public auditors for each of the fiscal years in the two-year period ended December 31, 2005, for which audited consolidated financial statements appear in this annual report on Form 20-F.

             The following table shows information about fees paid by us to PricewaterhouseCoopers:

                                                  For the year ended
                                                     December 31,
                                       -----------------------------------------
(RMB millions)                                 2005                 2004
                                       --------------------  -------------------
Audit fees.........................            18.0                 15.2
Audit-related fees.................            12.5                  5.2
Tax fees...........................               -                    -
All other fees.....................               -                    -
                                       --------------------  -------------------
    Total..........................            30.5                 20.4
                                       ====================  ===================

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

             Audit-related Services include those other assurances and related services provided by auditors, but not restricted to those that can only reasonably be provided by the external auditors signing the auditors' report, that are reasonably related to the performance of the audit or review of the Company's financial statements such as acquisition due diligence, audits of pension and benefit plans, consultations concerning financial accounting and reporting standards.

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

ITEM 16E     Purchases of Equity Securities by the Issuer and Affiliated
             Purchasers

             Not applicable.

ITEM 17 Financial Statements

             See pages F-1 through F-80 incorporated by reference.

ITEM 18 Financial Statements

             Not applicable.

ITEM 19      Exhibit

     1.1 Articles of Association, amended and adopted by the shareholders' meeting on July 28, 2005.

     3.1 Shareholders' Agreement dated May 31, 1994, incorporated by reference to Exhibit 9.1 of our Registration Statement on Form F-1, filed with the SEC on August 24, 1994. Amendment to Shareholders' Agreement dated May 12, 2006.

     8       A list of subsidiaries.

     12.1 Certifications of Principal Executive Officer pursuant to Rule 13a-14(a) promulgated under the U.S. Securities Exchange Act of 1934.

     12.2 Certifications of Principal Financial Officer pursuant to Rule 13a-14(a) promulgated under the U.S. Securities Exchange Act of 1934.

     13.1 Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

THIS PAGE IS INTENTIONALLY LEFT BLANK

                                                                            Page
                                                                            ----

Report of independent registered public accounting firm ..................   F-1

Consolidated income statements for the years ended
December 31, 2005, 2004 and 2003 .........................................   F-2

Consolidated balance sheets as of December 31, 2005 and 2004 .............   F-3

Consolidated statements of changes in shareholders' equity for the
years ended December 31, 2005, 2004 and 2003..............................   F-5

Consolidated statements of cash flows for the years ended
December 31, 2005, 2004 and 2003..........................................   F-7

Notes to the financial statements.........................................   F-9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF HUANENG POWER INTERNATIONAL, INC. (Incorporated in the People's Republic of China with limited liability)


We have audited the accompanying consolidated balance sheets of Huaneng Power International, Inc. (the "Company") and its subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, of cash flows and of changes in equity for each of the three years in the period ended December 31, 2005. These financial statements set out on pages F-2 to F-80 are the responsibility of the management of Company and its subsidiaries. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly in all material respects, the financial position of the Company and its subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with International Financial Reporting Standards ("IFRS"), as published by the International Accounting Standards Board.

As discussed in Note 2(a) to the consolidated financial statements, the Company and its subsidiaries adopted the revised / new IFRS in 2005 which resulted in changes primarily in the accounting for (a) goodwill and negative goodwill and
(b) assessment of asset impairment.

In addition, International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 41 to the consolidated financial statements.



PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, March 28, 2006


HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Amounts expressed in thousands of RMB or US$, except per share data)

                                                                 For the year ended December 31,
                                              -----------------------------------------------------------------------
                                      Note                 2005                       2004               2003
                                     -------  --------------------------------  -----------------  ------------------
                                                   RMB               US$              RMB                 RMB
                                                                                    Restated           Restated
                                                                                  (Note 2(a))         (Note 2(a))
Operating revenue                               40,190,004        4,980,051         30,150,602         23,433,572

Sales tax                                         (113,475)         (14,061)           (32,324)           (45,335)

Operating expenses
    Fuel                                       (21,202,952)      (2,627,314)       (15,068,188)        (9,025,013)
    Maintenance                                 (1,165,374)        (144,405)          (807,689)          (921,561)
    Depreciation                                (6,167,692)        (764,255)        (4,706,992)        (4,117,478)
    Labor                                       (2,487,098)        (308,183)        (1,877,264)        (1,439,673)
    Service fees to HIPDC             8(b)        (141,102)         (17,484)          (133,609)          (214,723)
    Others                                      (1,903,345)        (235,849)          (606,346)          (596,627)
                                              ---------------   --------------  -----------------  ------------------

       Total operating expenses                (33,067,563)      (4,097,490)       (23,200,088)       (16,315,075)
                                              ---------------   --------------  -----------------  ------------------

Profit from operations                           7,008,966          868,500          6,918,190          7,073,162
                                              ---------------   --------------  -----------------  ------------------

    Interest income                                 53,685            6,652             43,092             53,044
    Interest expenses                           (1,426,609)        (176,775)          (663,424)          (569,148)
    Bank charges and exchange gain
      / (losses), net                              248,533           30,797           (119,452)           (28,181)
                                              ---------------   --------------  -----------------  ------------------

       Total financial expenses, net            (1,124,391)        (139,326)          (739,784)          (544,285)
                                              ---------------   --------------  -----------------  ------------------

Share of profit of associates          12          644,376           79,846            312,037            160,509

Investment income, net                              60,872            7,543             20,554             10,705

Other income, net                      6             2,385              295             18,666             12,070
                                              ---------------   --------------  -----------------  ------------------

Profit before tax                      7         6,592,208          816,858          6,529,663          6,712,161

                                                (1,044,297)                           (948,734)        (1,097,859)
Income tax expenses                    32                          (129,402)
                                              ---------------   --------------  -----------------  ------------------

Profit for the year                              5,547,911          687,456          5,580,929          5,614,302
                                              ===============   ==============  =================  ==================

Attributable to:

Equity holders of the Company                    4,871,794          603,677          5,323,876          5,430,408

Minority interests                                 676,117           83,779            257,053            183,894
                                              ---------------   --------------  -----------------  ------------------

                                                 5,547,911          687,456          5,580,929          5,614,302
                                              ===============   ==============  =================  ==================

Dividends paid and proposed                      6,035,942          747,930          6,019,432          5,063,244
                                              ===============   ==============  =================  ==================

Proposed dividend                      23        3,013,846          373,454          3,013,846          3,013,836
                                              ===============   ==============  =================  ==================


Proposed dividend per share
  (expressed in RMB per share)         23             0.25            0.03                0.25                0.25
                                              ===============   ==============  =================  ==================

Earnings per share for profit
   attributable to the equity
   holders of the Company during
   the year (expressed in RMB per
   share)

    - Basic                            33                0.40          0.05               0.44                0.45
                                              ===============   ==============  =================  ==================

    - Diluted                          33                0.40          0.05               0.44                0.45
                                              ===============   ==============  =================  ==================

The accompanying notes are an integral part of these consolidated financial statements.


HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2005 AND 2004

(Amounts expressed in thousands of RMB or US$)
                                                                            As of December 31,
                                                   ----------------------------------------------------------------------
                                           Note                        2005                                 2004
                                         --------- --------------------------------------------- ------------------------
                                                             RMB                     US$                    RMB
                                                                                                          Restated
ASSETS

Non-current assets
   Property, plant and equipment, net       11             78,997,297               9,788,766            57,780,410
   Investments in associates                12              4,593,984                 569,253             4,328,307
   Available-for-sale investment            14              1,033,225                 128,030               254,990

   Land use rights                          15              1,679,765                 208,144             1,546,026
   Other non-current assets                                   336,379                  41,681               225,890
   Deferred income tax assets               29                 64,075                   7,940                97,539
   Goodwill                                 16                671,796                  83,244               376,726
   Less: negative goodwill                  16                      -                       -            (1,483,670)
                                                                                                  -----------------------

         Total non-current assets                          87,376,521              10,827,058            63,126,218
                                                   ------------------------- -------------------- -----------------------

 Current assets

   Inventories, net                         17              2,311,357                 286,406             1,431,404
   Other receivables and assets, net        18                855,952                 106,063               723,316
   Accounts receivable, net                 19              6,022,426                 746,255             4,973,103
   Due from HIPDC                        8(a)(v)               21,847                   2,707                     -
   Due from other related parties        8(a)(v)                    -                       -                14,970

   Restricted cash                                            201,276                  24,941               202,688

   Temporary cash investments               20                  2,652                     329                12,641

   Cash and cash equivalents              34(a)             2,647,665                 328,079             2,295,531
                                                   ------------------------- -------------------- -----------------------

       Total current assets                                12,063,175               1,494,780             9,653,653
                                                   ------------------------- -------------------- -----------------------

       Total assets                                        99,439,696              12,321,838            72,779,871
                                                   ========================= ==================== =======================


HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (CONT'D)
AS OF DECEMBER 31, 2005 AND 2004

(Amounts expressed in thousands of RMB or US$)
                                                                            As of December 31,
                                                          ---------------------------------------------------------
                                                    Note                 2005                         2004
                                                   ------ ------------------------------------ --------------------
                                                                 RMB               US$                RMB
                                                                                                    Restated
EQUITY AND LIABILITIES

Capital and reserves attributable to equity
  holders of the Company
   8,500,000,000 (2004: 8,500,000,000) domestic
     shares, par value of RMB 1.00 each, in form
     of legal person shares                          21           8,500,000         1,053,258          8,500,000
   500,000,000 (2004: 500,000,000) A shares, par
     value of RMB 1.00 each                          21             500,000            61,956            500,000
   3,055,383,440 (2004: 3,055,383,440) overseas
     listed foreign shares, par value of RMB 1.00
     each                                            21           3,055,383           378,601          3,055,383
    Additional paid-in capital                                    8,988,107         1,113,740          8,972,184
   Dedicated capital                                 22           4,899,429           607,101          4,065,970
   Fair value gains from available-for-sale        14 &
     investment, net of tax                          29             636,964            78,928                  -
   Retained earnings
      Proposed dividend                              23           3,013,846           373,454          3,013,846
      Others                                                     10,443,745         1,294,112          8,158,136
                                                         ---------------------- --------------- -------------------

                                                                 40,037,474         4,961,150         36,265,519


    Minority interests                                            6,106,713           756,699          3,266,393
                                                         ---------------------- --------------- -------------------

       Total equity                                              46,144,187         5,717,849         39,531,912
                                                         ---------------------- --------------- -------------------

 NON-CURRENT LIABILITIES
   Long-term loans from a shareholder                24           2,800,000           346,955            800,000
   Long-term bank loans                              24          25,711,255         3,185,950         14,761,271
   Other long-term loans                             24             351,009            43,494            394,018
   Deferred income tax liabilities                   29           1,157,775           143,463            546,717
   Other non-current liabilities                                    168,328            20,859             13,000
                                                         ---------------------- --------------- -------------------

       Total non-current liabilities                             30,188,367         3,740,721         16,515,006
                                                         ---------------------- --------------- -------------------

 CURRENT LIABILITIES
   Accounts payable and other liabilities            25           6,905,240           855,647          4,551,158
   Dividends payable to shareholders of the Company                       -                 -              8,250
   Taxes payable                                     26           1,131,284           140,180            999,792
   Due to Huaneng Group                            8(a)(v)           50,720             6,285                190
   Due to HIPDC                                    8(a)(v)           53,230             6,596          1,258,799
   Due to an associate                             8(a)(v)                -                 -              3,799
   Due to other related parties                    8(a)(v)           29,620             3,670              9,437
   Staff welfare and bonus payables                                 251,949            31,220            259,291
   Short-term bonds                                  27           4,938,250           611,912                  -
   Short-term loans                                  28           6,580,870           815,453          8,099,000
   Current portion of long-term bank loans           24           2,653,339           328,782          1,225,476
   Current portion of other long-term loans          24             512,640            63,523            317,761
                                                         ---------------------- --------------- -------------------

       Total current liabilities                                 23,107,142         2,863,268         16,732,953
                                                         ---------------------- --------------- -------------------

       Total equity and liabilities                              99,439,696        12,321,838         72,779,871
                                                         ====================== =============== ===================


These consolidated financial statements have been approved for issue by the Board of Directors on March 28, 2006.

The accompanying notes are an integral part of these consolidated financial statements.


HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Amounts expressed in thousands of RMB)

                                                                   Attributable to equity holders of the Company
                                                  -------------------------------------------------------------------------------
                                                                                                               Available-for-sale
                                                              Additional                                               investment
                                                    Share       paid-in                                               revaluation
                                                   capital      capital            Dedicated capital                      reserve
                                                  ---------- ------------ ----------------------------------- -------------------
                                                                              Statutory
                                                                                    and  Statutory
                                                                          discretionary     public
                                                                                surplus    welfare
                                                                          reserve funds       fund  Sub-total
                                                                          ------------- ---------- ----------
Balance as of January 1, 2005, as previously
   reported as equity                             12,055,383    8,972,184     2,202,689  1,863,281  4,065,970                   -
Balance as of January 1, 2005, as previously
   separately reported as minority interests               -            -             -          -          -                   -
Effect of changes in accounting policy (Note 2(a))         -            -             -          -          -                   -
                                                  ---------- ------------ ------------- ---------- ---------- -------------------
Balance as of January 1, 2005, as restated        12,055,383    8,972,184     2,202,689  1,863,281  4,065,970                   -
Minority interests arising on business
   combinations (Note 5)                                   -            -             -          -          -                   -
Capital injection from minority shareholders of
   subsidiaries                                            -            -             -          -          -                   -
Dividends waived by a shareholder of an associate          -       15,923             -          -          -                   -
Dividends relating to 2004                                 -            -             -          -          -                   -
Dividends relating to 2005                                 -            -             -          -          -                   -
Net profit for the year ended December 31, 2005            -            -             -          -          -                   -
Fair value gains from available-for-sale
   investment - gross (Note 14)                            -            -             -          -          -             749,369
Fair value gains from available-for-sale
   investment - tax (Note 29)                              -            -             -          -          -            (112,405)
Transfer from statutory public welfare fund to
   discretionary surplus reserve fund                      -            -         3,473     (3,473)         -                   -
Transfer to dedicated capital (Note 22)                    -            -       476,262    357,197    833,459                   -
                                                  ---------- ------------ ------------- ---------- ---------- -------------------

Balance as of December 31, 2005                   12,055,383    8,988,107     2,682,424  2,217,005  4,899,429             636,964
                                                  ========== ============ ============= ========== ========== ===================

Balance as of January 1, 2004, as previously
   reported as equity                              6,027,671   10,780,133     2,867,721  1,460,702  4,328,423                   -
Balance as of January 1, 2004, as previously
   separately reported as minority interests               -            -             -          -          -                   -
                                                  ---------- ------------ ------------- ---------- ---------- -------------------
Balance as of January 1, 2004, as restated         6,027,671   10,780,133     2,867,721  1,460,702  4,328,423                   -
Minority interests arising on business
   combinations (Note 5)                                   -            -             -          -          -                   -
Capital injection from minority shareholders of
   subsidiaries                                            -            -             -          -          -                   -
Dividends relating to 2003                                 -            -             -          -          -                   -
Ordinary shares split                              6,027,671   (1,808,301)   (1,205,534)         - (1,205,534)                  -
Net profit for the year ended December 31, 2004            -            -             -          -          -                   -
Conversion of convertible notes to share capital
   and redemption of convertible notes                    41          352            (4)         -         (4)                  -
Transfer from statutory public welfare fund to
   discretionary surplus reserve fund                      -            -         1,600     (1,600)         -                   -
Transfer to dedicated capital (Note 22)                    -            -       538,906    404,179    943,085                   -
                                                  ---------- ------------ ------------- ---------- ---------- -------------------
Balance as of December 31, 2004                   12,055,383    8,972,184     2,202,689  1,863,281  4,065,970                   -
                                                  ========== ============ ============= ========== ========== ===================


[TABLE CONTINUED]
                                                     Attributable to equity
                                                     holders of the Company       Minority      Total
                                                            (cont'd)              interests     equity
                                                    --------------------------   ----------- -----------
                                                           Equity                (Note 2(a))
                                                     component of
                                                      convertible    Retained
                                                            notes    earnings
                                                    ------------- -----------

Balance as of January 1, 2005, as previously
   reported as equity                                           -  11,171,982              -  36,265,519
Balance as of January 1, 2005, as previously
   separately reported as minority interests                    -           -      3,266,393   3,266,393
Effect of changes in accounting policy (Note 2(a))              -   1,261,120              -   1,261,120
                                                    ------------- ------------   ----------- -----------
Balance as of January 1, 2005, as restated                      -  12,433,102      3,266,393  40,793,032
Minority interests arising on business
   combinations (Note 5)                                        -           -      1,979,219   1,979,219
Capital injection from minority shareholders of
   subsidiaries                                                 -           -        596,064     596,064
Dividends waived by a shareholder of an associate               -           -              -      15,923
Dividends relating to 2004                                      -  (3,013,846)      (196,992) (3,210,838)
Dividends relating to 2005                                      -           -       (214,088)   (214,088)
Net profit for the year ended December 31, 2005                 -   4,871,794        676,117   5,547,911
Fair value gains from available-for-sale
   investment - gross (Note 14)                                 -           -              -     749,369
Fair value gains from available-for-sale
   investment - tax (Note 29)                                   -           -              -    (112,405)
Transfer from statutory public welfare fund to
   discretionary surplus reserve fund                           -           -              -           -
Transfer to dedicated capital (Note 22)                         -    (833,459)             -           -
                                                    ------------- ------------   ----------- -----------

Balance as of December 31, 2005                                -   13,457,591      6,106,713  46,144,187
                                                    ============= ============   =========== ===========

Balance as of January 1, 2004, as previously
   reported as equity                                         255  12,818,873              -  33,955,355
Balance as of January 1, 2004, as previously
   separately reported as minority interests                    -           -      1,155,197   1,155,197
                                                    ------------- ------------   ----------- -----------
Balance as of January 1, 2004, as restated                    255  12,818,873      1,155,197  35,110,552
Minority interests arising on business
   combinations (Note 5)                                        -           -      1,342,872   1,342,872
Capital injection from minority shareholders of
   subsidiaries                                                 -           -        677,034     677,034
Dividends relating to 2003                                      -  (3,013,836)      (165,763) (3,179,599)
Ordinary shares split                                           -  (3,013,836)             -           -
Net profit for the year ended December 31, 2004                 -   5,323,876        257,053   5,580,929
Conversion of convertible notes to share capital
   and redemption of convertible notes                       (255)        (10)             -         124
Transfer from statutory public welfare fund to
   discretionary surplus reserve fund                           -           -              -           -
Transfer to dedicated capital (Note 22)                         -    (943,085)             -           -
                                                    ------------- ------------   ----------- -----------
Balance as of December 31, 2004                                 -  11,171,982     3,266,393   39,531,912
                                                    ============= ============   =========== ===========


HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CONT'D)
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Amounts expressed in thousands of RMB)

                                                         Attributable to equity holders of the Company
                                                  -----------------------------------------------------------

                                                              Additional
                                                    Share       paid-in
                                                   capital      capital            Dedicated capital
                                                  ---------- ------------ -----------------------------------
                                                                              Statutory
                                                                                    and  Statutory
                                                                          discretionary     public
                                                                                surplus    welfare
                                                                          reserve funds       fund  Sub-total
                                                                          ------------- ---------- ----------
Balance as of January 1, 2003, as previously
   reported as equity                              6,000,274   10,604,843     2,319,903  1,053,520  3,373,423
Balance as of January 1, 2003, as previously
   separately reported as minority interests               -            -             -          -          -
                                                        ------------------------------------------------------
Balance as of January 1, 2003, as restated         6,000,274   10,604,843     2,319,903  1,053,520  3,373,423
Minority interests arising on business
   combinations (Note 5)                                   -            -             -          -          -
Capital injection from minority shareholders of
   subsidiaries                                            -            -             -          -          -
Dividends relating to 2002                                 -            -             -          -          -
Net profit for the year ended December 31, 2003            -            -             -          -          -
Conversion of convertible notes to share capital      27,397      175,290             -          -          -
Transfer from statutory public welfare fund to
   discretionary surplus reserve fund                      -            -         2,104     (2,104)         -
Transfer to dedicated capital (Note 22)                    -            -       545,714    409,286    955,000
                                                    ----------------------------------------------------------
Balance as of December 31, 2003                    6,027,671   10,780,133     2,867,721  1,460,702  4,328,423
                                                    ==========================================================


[TABLE CONTINUED]
                                                     Attributable to equity
                                                     holders of the Company       Minority      Total
                                                            (cont'd)              interests     equity
                                                    --------------------------   ----------- -----------
                                                           Equity                (Note 2(a))
                                                     component of
                                                      convertible    Retained
                                                            notes    earnings
                                                    ------------- -----------

Balance as of January 1, 2003, as previously
   reported as equity                                      44,647  10,392,873              -  30,416,060
Balance as of January 1, 2003, as previously
   separately reported as minority interests                    -           -        910,704     910,704
                                                    ------------- ------------   ----------- -----------
Balance as of January 1, 2003, as restated                 44,647  10,392,873        910,704  31,326,764
Minority interests arising on business
   combinations (Note 5)                                        -           -        115,639     115,639
Capital injection from minority shareholders of
   subsidiaries                                                 -           -         77,632      77,632
Dividends relating to 2002                                      -  (2,049,408)      (132,672) (2,182,080)
Net profit for the year ended December 31, 2003                 -   5,430,408        183,894   5,614,302
Conversion of convertible notes to share capital          (44,392)          -              -     158,295
Transfer from statutory public welfare fund to
   discretionary surplus reserve fund                           -           -              -           -
Transfer to dedicated capital (Note 22)                         -    (955,000)             -           -
                                                    ------------- ------------   ----------- -----------
Balance as of December 31, 2003                               255  12,818,873      1,155,197  35,110,552
                                                    ============= ============   =========== ===========

The accompanying notes are an integral part of these consolidated financial statements.



HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Amounts expressed in thousands of RMB or US$)
                                                                For the year ended December 31,
                                              --------------------------------------------------------------------
                                      Note                  2005                      2004              2003
                                     -------  ---------------------------------  ----------------  ---------------
                                                    RMB              US$               RMB              RMB
                                                                                    Restated          Restated
CASH FLOWS FROM OPERATING ACTIVITIES
   Profit before tax                             6,592,208           816,858        6,529,663         6,712,161
   Adjustments to reconcile profit
     before tax to net cash
     provided by operating
     activities:
     Depreciation                                6,172,866           764,896        4,706,992         4,117,478
     Impairment loss on property,
       plant and equipment                          30,080             3,727                -                 -
     Amortization of land use rights                36,429             4,514           28,074            19,136
     Amortization of goodwill and
       negative goodwill                                 -                 -         (205,277)         (222,108)
     Amortization of other
       non-current      assets                      54,555             6,760           39,731            41,566
     Provision for / (Reversal of)
       doubtful accounts                            49,869             6,179          (10,654)           12,567
     Provision for / (Reversal of)
       inventory obsolescence                       31,724             3,931            1,521              (751)

     Investment income, net                        (60,872)           (7,543)         (20,554)          (10,705)
     Loss / (Gain) on disposals /
       write-off of property, plant
       and equipment, net                          145,762            18,062          (29,176)          138,726

     Unrealized exchange (gain) /
       losses, net                                (294,281)          (29,375)          89,913             1,094
     Gain on interest rate swaps                         -                 -             (925)          (11,771)
     Share of profit of associates                (644,376)          (79,846)        (312,037)         (160,509)
     Interest income                               (53,685)           (6,652)         (43,092)          (53,044)
     Interest expenses                           1,426,609           176,775          663,424           569,148
   Changes in working capital:
     Inventories, net                             (831,622)         (103,048)        (414,275)          159,419
     Other receivables and assets,
     net                                           265,320            32,877         (206,873)          (65,900)
     Accounts receivable, net                     (596,517)          (73,916)        (742,005)         (353,637)
     Due from HIPDC                                (21,847)           (2,707)               -                 -
     Due from other related parties                 14,970             1,855           (9,108)           (5,862)
     Restricted cash                                 1,412               175          (23,108)         (146,702)
     Other non-current liabilities                  91,188            11,299           13,000                 -

     Accounts payable and other
       liabilities                                 574,654            71,207          243,524           226,584
     Taxes payable                                 (69,569)           (8,620)           3,796           131,281
     Due to Huaneng Group                            6,128               759                -                 -
     Due to HIPDC                               (1,205,569)         (149,385)         (53,263)          (12,967)
     Due to an associate                            (3,799)             (471)           3,799                 -
     Due to other related parties                   20,183             2,501          (17,711)           13,370
     Staff welfare and bonus payable               (23,653)           (2,931)         (17,728)          (12,670)
   Interest paid                                (1,965,094)         (243,500)        (974,879)         (617,162)
   Interest received                                52,475             6,502           43,895            54,182
   Income tax paid                              (1,114,698)         (138,125)      (1,123,966)         (989,635)
                                              ----------------  ---------------  ----------------  ---------------

    Net cash provided by operating
     activities                                  8,680,850         1,082,758        8,162,701         9,533,289
                                              ----------------  ---------------  ----------------  ---------------


HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT'D)
FOR THE YEARS ENDED DECEMBER 31, 2005 2004 AND 2003

(Amounts expressed in thousands of RMB or US$)

                                                                   For the year ended December 31,
                                                   -----------------------------------------------------------------
                                                                 2005                              2004       2003
                                           Note
                                          -------  --------------------------------  --------------  ---------------
                                                           RMB             US$            RMB            RMB

                                                                                       Restated       Restated
CASH FLOWS FROM INVESTING ACTIVITIES

   Purchase of property, plant and
     equipment                                      (13,842,293)      (1,715,235)     (9,877,553)       (3,606,704)

   Proceeds from disposals of property,
     plant and equipment, net                            32,098            3,977          27,768             7,679

   Prepayments of land use rights                       (99,745)         (12,360)       (154,754)          (16,508)

   Increase in other non-current assets                  15,766            1,954          (3,680)          (12,847)

   Decrease in temporary cash investments                 9,989            1,238         132,355         1,066,629

   Proceeds from disposals of investments                     -                -             548            80,704

   Cash dividend received                               429,589           53,232         172,542                 -

   Cash consideration paid for
     acquisitions                           5        (2,528,300)        (313,288)     (4,575,000)       (2,940,000)

   Direct transaction costs paid for
     acquisitions                           5           (16,698)          (2,069)        (31,685)          (19,618)

   Cash from the power plants
     acquisitions                           5           566,704           70,220         659,174           215,585

   Proceeds from disposal of Huaneng
     Nanjing Ranji Power Generation
     Limited Liability Company ("Nanjing
     Ranji")                               8(b)          30,000            3,717               -                 -

   Cash outflow on disposal of Nanjing
     Ranji                                              (10,479)          (1,298)              -                 -
                                                   ---------------  ---------------  --------------  ---------------


    Net cash used in investing activities           (15,413,369)      (1,909,912)    (13,650,285)       (5,225,080)
                                                   ---------------  ---------------  --------------  ---------------

CASH FLOWS FROM FINANCING ACTIVITIES

   Bonds issuance expense paid                          (22,500)          (2,788)              -                 -

   Drawdown of short-term bonds                       4,862,200          602,488               -                 -

   Drawdown of short-term loans                      11,657,569        1,444,520       8,724,000           769,000

   Repayments of short-term loans                   (13,670,000)      (1,693,886)     (2,940,313)         (450,000)

   Drawdown of long-term loans from a
     shareholder                                      2,000,000          247,825         800,000                 -

   Repayments of long-term loans from
     shareholders                                             -                -      (1,504,827)         (388,988)

   Drawdown of long-term bank loans                   8,297,018        1,028,106       4,944,000           950,230

   Repayments of long-term bank loans                (2,933,870)        (363,544)     (3,192,843)       (2,322,348)

   Drawdown of other long-term loans                          -                -               -           416,000

   Repayments of other long-term loans                 (351,118)         (43,508)       (679,062)          (36,060)

   Capital injection from minority
     shareholders of the subsidiaries                   585,702           72,576         677,034            77,632

   Dividends paid to shareholders of the
     Company                                         (3,022,096)        (374,476)     (3,005,586)       (2,049,408)

   Dividends paid to minority
     shareholders of the subsidiaries                  (318,252)         (39,435)       (167,125)         (148,220)

   Redemption of convertible notes                            -                -            (811)                -
                                                   ---------------  ---------------  --------------  ---------------


    Net cash provided by financing
activities                                            7,084,653          877,878       3,654,467        (3,182,162)
                                                   ---------------  ---------------  --------------  ---------------

NET INCREASE / (DECREASE) IN CASH AND
   CASH EQUIVALENTS                                     352,134           50,724      (1,833,117)        1,126,047
Cash and cash equivalents, beginning of
   the year                                           2,295,531          277,355       4,128,648         3,002,601
                                                   ---------------  ---------------  --------------  ---------------

CASH AND CASH EQUIVALENTS, END OF THE
   YEAR                                   34(a)       2,647,665         328,079         2,295,531        4,128,648
                                                   ===============  ===============  ==============  ===============


The accompanying notes are an integral part of these consolidated financial statements.

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

     The Directors consider that the parent company and ultimate parent company of the Company are Huaneng International Power Development Corporation ("HIPDC") and China Huaneng Group Corporation ("Huaneng Group"), respectively. Both companies are incorporated in the PRC. Neither Huaneng Group nor HIPDC produced financial statements available for public use.

2.   PRINCIPAL ACCOUNTING POLICIES

     The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

     (a)  Basis of preparation

     The financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"). The financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale investment. This basis of accounting differs from that used in the preparation of the statutory financial statements of the Company and its subsidiaries ("PRC statutory financial statements"). The PRC statutory financial statements of the Company and its subsidiaries comprising the financial statements have been prepared in accordance with the relevant accounting principles and regulations applicable to the Company and its subsidiaries, as appropriate in the PRC. Appropriate adjustments have been made to the PRC statutory financial statements to conform to IFRS. Differences arising from the restatement have not been incorporated in the statutory accounting records of the Company and its subsidiaries.

     The consolidated financial statements are expressed in Renminbi ("RMB"), the national currency of the PRC. Solely for the convenience of the reader, the December 31, 2005 financial statements have been translated into United States Dollars (US$) at the rate of US$1.00=RMB 8.0702 announced by the People's Bank of China on December 31, 2005. No representation is made that Renminbi amounts could have been, or could be, converted into United States Dollars at the rate on December 31, 2005, or at any other certain rate.

     The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying accounting policies of the Company and its subsidiaries. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 4.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

2.   PRINCIPAL ACCOUNTING POLICIES (CONT'D)

     (a)  Basis of preparation (cont'd)

     During 2005, a significant portion of the Company and its subsidiaries' funding requirements for capital expenditures were satisfied by short-term borrowings. Consequently, as of December 31, 2005, the Company and its subsidiaries have a negative working capital balance of approximately RMB 11 billion (December 31, 2004: approximately RMB 7 billion). The Company and its subsidiaries have significant undrawn available banking facilities amounting to approximately RMB 23 billion (December 31, 2004: approximately RMB 28 billion) and may refinance and / or restructure certain short-term loans into long-term loans and will also consider alternative sources of financing, where applicable. The Directors of the Company and its subsidiaries are of the opinion that the Company and its subsidiaries will be able to meet its liabilities as and when they fall due within the next twelve months and have prepared these financial statements on a going concern basis.

     In 2005, the Company and its subsidiaries has changed certain of its accounting policies following its adoption of the revised / new IFRS, International Accounting Standards ("IAS") and IFRIC Interpretation below, which are relevant to its operations. The 2004 and 2003 comparatives have been reclassified / restated as required, in accordance with the relevant requirements.

     IAS 1                    Presentation of Financial Statements
     IAS 2                    Inventories
     IAS 8                    Accounting Policies, Changes in Accounting
                                 Estimates and Errors
     IAS 10                   Events after the Balance Sheet Date
     IAS 16                   Property, Plant, and Equipment
     IAS 17                   Leases
     IAS 21                   The Effects of Changes in Foreign Exchange Rates
     IAS 24                   Related Party Disclosures
     IAS 27                   Consolidated and Separate Financial Statements
     IAS 28                   Investments in Associates
     IAS 32                   Financial Instruments: Disclosure and Presentation
     IAS 33                   Earnings per Share
     IAS 36                   Impairment of Assets
     IAS 38                   Intangible Assets
     IAS 39                   Financial Instruments: Recognition and Measurement
     IFRS 3                   Business Combinations
     IFRS 4                   Insurance Contracts
     IFRIC Interpretation 1   Changes in Existing Decommissioning, Restoration
                                 and Similar Liabilities

     Management assessed the relevance of the adoption of IASs 1, 2, 8, 10, 16, 17, 21, 32, 33, 38 and 39, IFRS 4 and IFRIC Interpretation 1 with respect to the operations of the Company and its subsidiaries and concluded that they did not result in substantial changes to the accounting policies of the Company and its subsidiaries. In summary:

     IAS 1 has affected the presentation of minority interests, share of profit of associates and other disclosures.

     IASs 2, 8, 10, 16, 17, 32, 33, 38 and 39, IFRS 4 and IFRIC Interpretation 1 had no material effect on the policies of the Company and its subsidiaries.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

 2.  PRINCIPAL ACCOUNTING POLICIES (CONT'D)

     (a) Basis of preparation (cont'd)

     IAS 21 had no material effect on the policy of the Company and its subsidiaries. The functional currency of each of the entities of the Company and its subsidiaries has been re-evaluated based on the guidance to the revised standard. All the entities used Renminbi ("RMB") as their functional currency as well as their presentation currency.

     IAS 24 has extended the identification and disclosure of related parties to include state-owned enterprises. Related parties include Huaneng Group, HIPDC and their related parties, other state-owned enterprises and their subsidiaries directly or indirectly controlled by the PRC government (other than those shown on the face of financial statements as other related parties), other entities and corporations in which the Company is able to control, jointly control or exercise significant influence and key management personnel of the Company, HIPDC and Huaneng Group as well as their close family members.

     The adoptions of IASs 27 and 28 have resulted in changes in accounting policies for investments in subsidiaries and associates at company level. Until December 31, 2004, investments in subsidiaries and associates at company level are accounted for using the equity method. Subsequent to that date, the Company and its subsidiaries, at the entity level, restated such investments at cost less any accumulated impairment losses.

     The adoption of IFRS 3 and IAS 36 results in changes in the accounting policies for goodwill and negative goodwill and the assessment by management of asset impairment.

     In accordance with the provisions of IFRS 3 (Note 2(f)):

     o the Company and its subsidiaries ceased amortization of goodwill and negative goodwill from January 1, 2005;

     o accumulated amortization as of December 31, 2004 has been eliminated with a corresponding decrease in the costs of goodwill and negative goodwill; and

     o from January 1, 2005 onwards, goodwill arising from all acquisitions is tested annually for impairment, as well as when there are indications of impairment while negative goodwill is derecognized as of January 1, 2005 with a corresponding adjustment to the opening balance of retained earnings.

     All changes in the accounting policies have been made in accordance with the transitional provisions in the respective standards, wherever applicable. All of the revised / new standards adopted by the Company and its subsidiaries require retrospective application other than:

     o IAS 16 - the initial measurement of an item of property, plant and equipment acquired in an exchange of assets transaction is accounted at fair value prospectively only to future transactions;

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

 2.  PRINCIPAL ACCOUNTING POLICIES (CONT'D)

     (a) Basis of preparation (cont'd)

o        IAS 39 -  the derecognition of financial assets is applied prospectively;

o        IFRS 3 -  prospectively after March 31, 2004; and

o IFRS 4 - prospective application of the disclosure requirements of this standard except for disclosures required about accounting policies, recognized liabilities and expenses.

     The adoption of IAS 1 resulted in the following changes:

                                             For the year ended December 31,
                                        ----------------------------------------
                                           2005           2004           2003
                                        ----------      ---------      ---------

     Decrease in share of
      profit of associates               (109,295)       (65,528)       (51,582)
     Decrease in income tax expenses      109,295         65,528         51,582

     The adoption of IFRS 3 resulted in an increase in opening retained earnings as of January 1, 2005 by approximately RMB 1,261 million. Changes to other items in the financial statements as follows:

                                                         As of December 31, 2005
                                                         -----------------------

    Increase in investments in associates                              81,959
    Increase in goodwill                                               42,002
    Decrease in negative goodwill                                   1,483,670
    Increase in deferred income tax liability                        (185,459)


                                                              For the year ended
                                                               December 31, 2005
                                                              ------------------

    Increase in operating expenses - others                            (205,277)
    Decrease in income tax expense                                       37,091
    Decrease in basic and diluted earnings per share (RMB)                (0.01)


     (b)   Consolidation

     (i)   Subsidiaries

     Subsidiaries are all entities over which the Company and its subsidiaries have the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. Subsidiaries are fully consolidated from the date on which control is transferred to the Company and its subsidiaries. They are de-consolidated from the date that control ceases.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

 2.  PRINCIPAL ACCOUNTING POLICIES (CONT'D)


     (b) Consolidation (cont'd)

     (i) Subsidiaries (cont'd)

     The purchase method of accounting is used to account for the acquisition of subsidiaries by the Company and its subsidiaries (including acquisitions from common control shareholders). The cost of an acquisition is measured as the fair value of the assets given and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the share of the Company and its subsidiaries on the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the statement of income (Note 2(f)).

     Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated but considered an impairment indicator of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company and its subsidiaries.

     At company level, investments in subsidiaries are stated at costs less any accumulated impairment loss. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

     (ii) Transactions with minority interests

     The Company and its subsidiaries apply a policy of treating transactions with minority interests as transactions with parties external to the Company and its subsidiaries. Disposals to minority interests result in gains and losses for the Company and its subsidiaries that are recorded in the statement of income. Purchases from minority interests result in goodwill, being the difference between any consideration paid and the relevant share acquired of the fair value of net assets of the subsidiaries.

     (iii)         Associates

     Associates are all entities over which the Company and its subsidiaries have significant influence but not control, generally accompanying a shareholding of between 20% and 50% the voting rights. Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost. The investments in associates of the Company and its subsidiaries include goodwill (net of any accumulated impairment loss) identified on acquisition (Note 2(f)).

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

 2.  PRINCIPAL ACCOUNTING POLICIES (CONT'D)

     (b) Consolidation (cont'd)

     (iii) Associates (cont'd)

     The shares of the Company and its subsidiaries on post-acquisition profits or losses of associates are recognized in the statement of income and their shares of post-acquisition movements in reserves are recognized in reserves. The cumulative post-acquisition movements are adjusted against the carrying amounts of the investments. When the shares of the Company and its subsidiaries on losses in an associate equals or exceeds their interest in the associate, including any other unsecured receivables, the Company and its subsidiaries do not recognize further losses, unless they have incurred obligations or made payments on behalf of the associate.

     Unrealized gains on transactions between the Company and its subsidiaries and their associates are eliminated to the extent of the interest of the Company and its subsidiaries in the associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Company and its subsidiaries.

     At company level, investments in associates are stated at costs less any accumulated impairment loss. The results of associates are accounted for by the Company on the basis of dividends received and receivable.

     (c) Foreign currency translation

     (i) Functional and presentation currency

     Items included in the financial statements of each entity of the Company and its subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The financial statements are presented in RMB, which is the functional and presentation currency of the Company and its subsidiaries.

     (ii) Transactions and balances

     Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

 2.  PRINCIPAL ACCOUNTING POLICIES (CONT'D)

     (d) Property, plant and equipment, net

     Property, plant and equipment, net is stated at historical cost less accumulated depreciation and any accumulated impairment loss. Historical cost includes expenditure that is directly attributable to the acquisition of the item.

     Construction-in-progress ("CIP") represents property, plant and equipment under construction and is stated at cost. This includes the costs of construction, plant and machinery and other direct costs. CIP is not depreciated until such time as the relevant asset is completed and ready for its intended use.

     Subsequent costs are included in the carrying amount of the asset or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and its subsidiaries and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the statement of income during the financial period in which they are incurred.

     Depreciation on property, plant and equipment is calculated using the straight-line method to write off their costs to their residual values over their estimated useful lives as follows:

     Dam                                                         45 - 55 years
     Buildings                                                    8 - 55 years
     Electric utility plant in service                            4 - 40 years
     Transportation facilities                                    5 - 27 years
     Others                                                     2.5 - 18 years

     The residual values, useful lives and depreciation method of the assets are reviewed, and adjusted if appropriate, at each financial year-end.

     The carrying amount of an asset is written down immediately to its recoverable amount if the carrying amount of the asset is greater than its estimated recoverable amount (Note 2(g)).

     Gains and losses on disposals are determined by comparing proceeds with carrying amounts. These are included in the statement of income.

     (e) Financial assets

     The Company and its subsidiaries classify their financial assets in the following categories: loans and receivables, held-to-maturity and available-for-sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition and re-evaluates this designation at every reporting date.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

 2.  PRINCIPAL ACCOUNTING POLICIES (CONT'D)

     (e) Financial assets (cont'd)

     (i) Loans and receivables

     Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. Loans and receivables are primarily classified as `accounts receivable', `other receivables and assets' and `other non-current assets' in the balance sheets (Note 2(i)).

     (ii) Held-to-maturity investments

     Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the management of the Company and its subsidiaries has the positive intention and ability to hold to maturity. If the Company and its subsidiaries were to sell other than an insignificant amount of held-to-maturity investments, the whole category would be tainted and reclassified as available-for-sale. Held-to-maturity investments are included in non-current assets, except for those with maturities less than 12 months from the balance sheet date, which are classified as current assets.

     (iii) Available-for-sale investments

     Available-for-sale investments are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

     (iv) Recognition and derecognition of financial assets

     Regular purchases and sales of investments are recognized on trade-date - the date on which the Company and its subsidiaries commit to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all the above financial assets. Investments are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company and its subsidiaries have transferred substantially all risks and rewards of ownership. Available-for-sale investments are subsequently carried at fair value. Loans and receivables and held-to-maturity investments are carried at amortized costs using the effective interest method.

     Changes in the fair value of monetary securities classified as available-for-sale are recognized in equity.

     When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognized in equity are included in the statement of income as `investment income, net'. Dividends on available-for-sale equity instruments are recognized in the statement of income when the right of the Company and its subsidiaries to receive payments is established.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

 2.  PRINCIPAL ACCOUNTING POLICIES (CONT'D)

     (e) Financial assets (cont'd)

     The fair values of quoted investments are based on current bid prices.

     The Company and its subsidiaries assess at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered as an indicator that the securities are impaired. If any such evidence exists for available-for-sale investments, the cumulative loss - measured as the difference between the acquisition cost and the current fair value, less any accumulated impairment loss on that financial asset previously recognized in statement of income - is removed from equity and recognized in the statement of income. Impairment loss recognized in the statement of income on equity instrument is not reversed through the statement of income. Impairment testing of receivables is described in Note 2(i).

     (f) Goodwill

     Goodwill represents the excess of the cost of an acquisition over the fair value of the share of the Company and its subsidiaries on the net identifiable assets of the acquired subsidiary / associate at the date of acquisition. Goodwill on acquisitions of associates is included in `investments in associates'. Separately recognized goodwill is tested annually for impairment and carried at cost less any accumulated impairment loss. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

     Any excess of acquirer's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost in any business combination, the Company and its subsidiaries will reassess the identification and measurement of the acquiree's identifiable assets, liabilities and contingent liabilities and the measurement of the cost of the combination and recognize immediately in profit or loss any excess remaining after that reassessment.

     Goodwill is allocated to cash-generating units ("CGUs") for the purpose of impairment testing. The allocation is made to those CGUs or groups of CGUs that are expected to benefit from the business combination in which the goodwill arose. The Company and its subsidiaries allocate goodwill to CGUs or groups of CGUs in each region in which they operate (Note 2(g)).

     (g) Impairment of non-financial assets

     Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount of the asset exceeds its recoverable amount. The recoverable amount is the higher of fair value of an asset less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (CGUs). Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

 2.  PRINCIPAL ACCOUNTING POLICIES (CONT'D)

     (h)   Inventories

     Inventories consist of fuel, materials and supplies. They are stated at the lower of cost and net realizable value. Cost is determined using the weighted average cost method. The cost of inventories includes direct material cost and transportation expenses incurred in bringing the inventories to the working locations. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

     (i)   Receivables

     Receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for doubtful accounts. A provision for doubtful accounts of receivable is established when there is objective evidence that the Company and its subsidiaries will not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the receivable is impaired. The amount of the provision is the difference between the carrying amount of the asset and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognized in the statement of income within operating expenses - others.

     (j)   Related parties

     Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

     (k) Temporary cash investments

     Temporary cash investments comprise cash invested in fixed-term deposits with original maturities ranging from more than 3 months to one year. Temporary cash investments are classified as held-to-maturity investments and are carried at amortized cost (see Note 2(e)).

     (l) Cash and cash equivalents

     Cash and cash equivalents include cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

 2.  PRINCIPAL ACCOUNTING POLICIES (CONT'D)

     (m)   Borrowings

     Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized costs; any differences between the proceeds (net of transaction costs) and the redemption value is recognized in the statement of income over the period of the borrowings using the effective interest method.

     Borrowings are classified as current liabilities unless the Company and its subsidiaries have an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

     (n)   Taxation

     (i)   Value-added tax ("VAT")

     Under the relevant PRC tax laws, the Company and its subsidiaries are subject to VAT. The Company and its subsidiaries are subject to output VAT levied at 17% the Company's and its subsidiaries' operating revenue. The input VAT can be used to offset the output VAT levied on operating revenue to determine the net VAT payable. Because VAT is a tax on the customer and the Company and its subsidiaries collect such tax from the customers and pay such tax to the suppliers on behalf of the tax authority, the VAT has not been included in operating revenue or operating expenses.

     (ii) Income tax

     According to the relevant income tax law, Sino-foreign enterprises are, in general, subject to statutory income tax of 33% (30% Enterprise Income Tax and 3% local income tax). If these enterprises are located in certain specified locations or cities, or are specifically approved by State Tax Bureau, a lower tax rate would be applied. Effective from January 1, 1999, in accordance with the practice notes on the PRC income tax laws applicable to Sino-foreign enterprises investing in energy and transportation infrastructure businesses, a reduced income tax rate of 15% (after the approval of State Tax Bureau) is applicable across the country. The Company applied this rule to all of its fully owned operating power plants after obtaining the approval of State Tax Bureau.

     Certain power plants are exempted from income tax for two years starting from the first profit-making year, after offsetting all tax losses carried forward from the previous years (at most of five years), followed by a 50% reduction of the applicable tax rate for the next three years ("tax holiday").

     The statutory income tax is assessed on an individual entity basis, based on each of their results of operations. The commencement dates of the tax holiday period of each power plant are individually determined.

     The income tax charges are based on profit for the year and after considering deferred taxation.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

 2.  PRINCIPAL ACCOUNTING POLICIES (CONT'D)

     (n) Taxation (cont'd)

     (iii) Deferred income tax

     Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using income tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

     Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

     (o)  Employee benefits

     (i)  Pension obligations

     The Company and its subsidiaries operate various defined contribution plans in accordance with the local conditions and practices in the provinces in which they operate. A defined contribution plan is a pension plan under which the Company and its subsidiaries pay fixed contributions into a separate publicly administered pension insurance plan on mandatory and voluntary bases. The Company and its subsidiaries have no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. The contributions are recognized as employee benefit expenses when they are due.

     (ii)  Termination benefits

     Termination benefits are payable when employment is terminated by the Company and its subsidiaries before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Company and its subsidiaries recognize termination benefits when it is demonstrably committed to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after the balance sheet date are discounted to present value.

     (p) Revenue and income recognition

     Revenue and income are recognized when it is probable that the economic benefits associated with the transaction will flow to the Company and its subsidiaries and the amount of the revenue and income can be measured reliably.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

 2.  PRINCIPAL ACCOUNTING POLICIES (CONT'D)

     (p) Revenue and income recognition (cont'd)

     (i)   Operating revenue

     Operating revenue represents the fair value of the consideration received or receivable for electricity sold in the ordinary course of the activities of the Company and its subsidiaries (net of VAT and amounts received in advance). Revenue is earned and recognized upon transmission of electricity to the power grid controlled and owned by the respective regional or provincial grid companies.

     (ii) Management service income

     As mentioned in Note 6, the Company provides management services to certain power plants owned by Huaneng Group and HIPDC. The Company recognizes the service income as other income when service is rendered in accordance with the management service agreement.

     (iii)        Interest income

     Interest income is recognized on a time-proportion basis using the effective interest method.

     (iv)  Dividend income

     Dividend income is recognized when the right to receive payment is established.

     (q)   Operating leases

     Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the statement of income on a straight-line basis over the period of the lease.

     (r)   Borrowing costs

     Borrowing costs incurred for the construction of any qualifying assets (including in property, plant and equipment) are capitalized during the period of time that is required to complete and prepare the asset for its intended use. Other borrowing costs are expensed.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

 2.  PRINCIPAL ACCOUNTING POLICIES (CONT'D)

     (s)  Financial guarantee contracts

     (i)  Classification

     The Company issues financial guarantee contracts that transfer significant insurance risk.

     Financial guarantee contracts are those contracts that require the issuer to make specified payments to reimburse the holders for losses they incur because specified debtors fail to make payments when due in accordance with the original or modified terms of debt instruments.

     (ii) Liability adequacy test

     At each balance sheet date, liability adequacy tests are performed to ensure the adequacy of the contract liabilities. In performing these tests, current best estimates of future contractual cash flows and related administrative expenses are used. Any deficiency is immediately charged to statement of income.

     (t) Dividend distribution

     Dividend distribution to the shareholders of the Company and its subsidiaries is recognized as a liability in the financial statements of the Company and its subsidiaries in the period in which the dividends are approved by the shareholders of the Company and its subsidiaries.

     (u) Contingencies

     Contingent liabilities are not recognized in the financial statements. They are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognized in the financial statements but disclosed when an inflow of economic benefit is probable.

     (v) Standards, interpretations and amendments to published standards that are not yet effective

     Certain new standards, amendments and interpretations to existing standards have been published that are mandatory for the accounting periods of the Company and its subsidiaries beginning on or after January 1, 2006 or later periods but which the Company and its subsidiaries have not early adopted. These are summarized as follows:

     o IAS 39 (Amendment), The Fair Value Option and a complementary Amendment to IAS 32, Financial Instruments: Disclosure and Presentation (effective from annual periods beginning on or after January 1, 2006). This amendment changes the definition of financial instruments classified at fair value through profit or loss and restricts the ability to designate financial instruments as part of this category. The Company and its subsidiaries believe that this amendment should not have a significant impact on the classification of financial instruments, as the Company and its subsidiaries should be able to comply with the amended criteria for the designation of financial instruments at fair value through profit and loss. The Company and its subsidiaries will apply this amendment from annual periods beginning January 1, 2006.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

 2.  PRINCIPAL ACCOUNTING POLICIES (CONT'D)

     (v) Standards, interpretations and amendments to published standards that are not yet effective (cont'd)

     o IAS 39 and IFRS 4 (Amendment), Financial Guarantee Contracts and a complementary Amendment to IAS 32, Financial Instruments: Disclosure and Presentation (effective from annual periods beginning on or after January 1, 2006). This amendment requires issued financial guarantees, other than those previously asserted by the entity to be insurance contracts, to be initially recognized at their fair value and subsequently measured at the higher of (i) the unamortized balance of the related fees received and deferred, and (ii) the expenditure required to settle the commitment at the balance sheet date. Management considered this amendment to IAS 39 and concluded that it is not relevant to the Company and its subsidiaries.

     o IFRS 7, Financial Instruments: Disclosures and a complementary Amendment to IAS 1, Presentation of Financial Statements - Capital Disclosures (effective from annual periods beginning on or after January 1, 2007). IFRS 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. It replaces IAS 30, Disclosures in the Financial Statements of Banks and Similar Financial Institutions, and disclosure requirements in IAS 32, Financial
         Instruments: Disclosure and Presentation. It is applicable to all entities that report under IFRS. The amendment to IAS 1 introduces disclosures about the level of an entity's capital and how it manages capital. Management is currently assessing the impact of IFRS 7 and the amendment to IAS 1 on the operations of the Company and its subsidiaries. The Company and its subsidiaries will apply IFRS 7 and the amendment to IAS 1 from annual periods beginning January 1, 2007.

     o IFRIC Interpretation 4, Determining whether an Arrangement contains a Lease (effective from annual periods beginning on or after January 1, 2006). IFRIC Interpretation 4 requires the determination of whether an arrangement is or contains a lease to be based on the substance of the arrangement. It requires an assessment of whether: (i) fulfillment of the arrangement is dependent on the use of a specific asset or assets (the asset); and (ii) the arrangement conveys a right to use the asset. Management is currently assessing the impact of IFRIC Interpretation 4 on the operations of the Company and its subsidiaries.

 3.  FINANCIAL AND INSURANCE RISKS MANAGEMENT

     (a) Financial risk factors

     The activities of the Company and its subsidiaries expose them to a variety of financial risks: market risk (including currency risk, fair value interest rate risk and price risk), credit risk, liquidity risk and cash flow interest rate risk. The overall risk management programme of the Company and its subsidiaries focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance of the Company and its subsidiaries.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

 3.  FINANCIAL AND INSURANCE RISKS MANAGEMENT (CONT'D)

     (a) Financial risk factors (cont'd)

     Risk management, including the management on the financial risks, is carried out under the instruction of the Risk Management Team. The Company works out written principles for overall management as well as written policies covering specific areas. In considering the importance of risks, the Company identifies and evaluates risks at head office and individual power company level, and requires analysis and proper communication for the information collected periodically. To avoid, mitigate and manage such risks, the Company takes all reasonable steps, including but not limited to pay constant attention on international foreign exchange markets to make forecast based on the understanding of the market trend as well as uses appropriate derivative instruments. The Company also maintains a close watch on the debt ratio and refinances and/or restructures its liabilities to ensure liquidity and optimizes capital structure.

     (i)  Market risk

     (1)  Foreign exchange risk

     Foreign exchange risk arises from a significant portion of long-term bank loans and other loans denominated in foreign currencies, including US Dollar ("US$"), Euro ("(euro)") and Japanese yen ("JPY") described in Note
     24. Fluctuations of exchange rates of RMB against these foreign currencies could affect the operating results of the Company and its subsidiaries.

     (2)   Price risk

     The Company and its subsidiaries are exposed to equity security price risk because of investments held by the Company and its subsidiaries and classified on the balance sheets as available-for-sale. The Company and its subsidiaries have entered into several long-term coal purchase contracts (Note 36(a)(ii)) to reduce its exposure to fluctuations in the price of coal.

     (ii)  Credit risk

     The Company and its subsidiaries are exposed to significant concentrations of credit risk, in terms of cash and cash equivalents, temporary cash investments and power sales respectively.

     Significant portions of cash and cash equivalents and temporary cash investments of the Company and its subsidiaries are deposited with certain large state-owned banks of the PRC and a non-bank financial institution in the PRC which are related parties of the Company.

     The power plants of the Company and its subsidiaries sell electricity generated to their sole customers, the power grid companies of their respective provinces or regions where the power plants operate (Note 38).

     The Company and its subsidiaries are also exposed to credit risks from financial guarantees provided to subsidiaries and an associate. The risk exposure relates to the relevant subsidiaries and the associate being unable to settle liabilities in full when due (Note 3(b)).

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

 3.  FINANCIAL AND INSURANCE RISKS MANAGEMENT (CONT'D)

     (a)    Financial risk factors (cont'd)

     (iii)  Liquidity risk

     Prudent liquidity risk management implies maintaining sufficient cash and cash equivalents through an adequate amount of committed credit facilities. Due to the dynamic nature of the underlying businesses, the Company and its subsidiaries aim to maintain flexibility in funding by keeping committed credit lines available.

     (iv) Cash flow and fair value interest rate risk

     As the Company and its subsidiaries have no significant interest-bearing assets, the income and operating cash flows of the Company and its subsidiaries are substantially independent of changes in market interest rates.

     The interest rate risk of the Company and its subsidiaries arises from long-term loans. Loans issued at variable rates expose the Company and its subsidiaries to cash flow interest rate risk. Bonds and loans issued at fixed rates expose the Company and its subsidiaries to fair value interest rate risk. The Company uses derivative instruments when considered appropriate, to manage exposures arising from changes in interest rates by entering into interest rate swap agreements with PRC banks to convert certain floating rate bank loans into fixed rate debts of the same principal amounts and for the same maturities to hedge against cash flow interest rate risk.

     (b) Insurance risk

     The Company and its subsidiaries issue contracts that transfer insurance risk.

     The risk relates to the financial guarantees provided to banks by the Company on the borrowings of certain subsidiaries and an associate. The risk under any one financial guarantee contract is the possibility that the insured event (default of a specified debtor) occurs and the uncertainty of the amount of the resulting claims. By the nature of a financial guarantee contract, this risk is predictable.

     Experience shows credit risks from specified debtors are relatively remote. The Company and its subsidiaries maintain a close watch on the financial position and liquidity of the subsidiaries and the associate for which financial guarantees have been granted in order to mitigate such risks (Note 2(s)(ii)). The Company and its subsidiaries take all reasonable steps to ensure that they have appropriate information regarding any claim exposures. Please refer to Note 37 for details of claim history.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

3.   FINANCIAL AND INSURANCE RISKS MANAGEMENT (CONT'D)

     (c) Fair value estimation

     The fair value of financial instruments traded in active markets (such as available-for-sale investments) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Company and its subsidiaries is the current bid price.

     The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Company and its subsidiaries use a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Techniques, such as estimated discounted cash flows, are used to determine fair value for long-term loans.

     The nominal value less impairment provision of accounts receivable, accounts payable, other receivables and assets, other liabilities and short-term loans are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Company and its subsidiaries for similar financial instruments.

     The estimated fair value of long-term loans including current maturities was approximately RMB 31.82 billion as of December 31, 2005 (December 31, 2004: approximately RMB 17.05 billion). The aggregate book value of these liabilities was approximately RMB 32.03 billion as of December 31, 2005 (December 31, 2004: approximately RMB 17.50 billion).

4.   CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

     Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

     The Company and its subsidiaries make estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

     (a) Estimated impairment of goodwill

     The Company and its subsidiaries test annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in Note 2(f). The recoverable amounts of CGUs have been determined based on value-in-use calculations. These calculations require the use of estimates (Note 16). It is reasonably possible, based on existing knowledge, that outcomes within the next financial year that are different from assumptions could require a material adjustment to the carrying amount of goodwill.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

 4.  CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (CONT'D)

     (b) Income tax expenses

     The Company and its subsidiaries are subject to income tax expenses in various provinces and regions within the PRC. Judgment is required in determining the income tax expenses. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company and its subsidiaries recognize liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. When the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax expenses and deferred income tax provisions in the period in which such determination is made. It is reasonably possible, based on existing knowledge, that outcomes within the next financial year that are different from assumptions could require a material adjustment to the carrying amounts of taxes payable, deferred income tax assets and liabilities.

     (c) Useful lives of property, plant and equipment

     The management of the Company and its subsidiaries determine the estimated useful lives and related depreciation charges for its property, plant and equipment. This estimate is based on projected wear and tear incurred during power generation. It could change significantly as a result of technical innovations on power generators. Management will adjust the depreciation charge where useful lives vary with previously estimated lives, or they will write-off or write-down technically obsolete or non-strategic assets that have been abandoned or sold. It is reasonably possible, based on existing knowledge, that outcomes within the next financial year that are different from assumptions could require a material adjustment to the carrying amount of property, plant and equipment.

     (d) Estimated impairment of property, plant and equipment

     The Company and its subsidiaries test annually whether property, plant and equipment suffered any impairment. In accordance with the Note 2(g), an impairment loss is recognized for the amount by which the carrying amount of the asset exceeds its recoverable amount. It is reasonably possible, based on existing knowledge, that outcomes within the next financial year that are different from assumptions could require a material adjustment to the carrying amount of property, plant and equipment.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

 5.  MATERIAL ACQUISITIONS

     During 2003, 2004 and 2005, the Company acquired a number of power plants from Huaneng Group, HIPDC as well as other parties for business expansion purposes. These acquisitions have been accounted for under the purchase method of accounting.

     These acquisitions became effective when, amongst other things, the Company obtained minority shareholders' approval, where applicable, and all necessary government approvals, and paid the purchase consideration. The purchase consideration for all of these acquisitions was in the form of cash.

     Details of these acquisitions are shown in the table below:

                                                    For the year ended December 31, 2005
                            --------------------------------------------------------------------------------------
                                                        Acquisitions of subsidiaries
                            --------------------------------------------------------------------------------------
                                60% equity interest in
                                       Huaneng Sichuan
                                  Hydropower Co., Ltd.     65% equity interest in
                                ("Sichuan Hydropower")    Gansu Huaneng Pingliang
                                    (formerly known as   Power Generation Limited        26.36% additional equity
                                       Sichuan Huaneng          Liability Company     interest in Jiangsu Huaneng
     Equity interest            Hydropower Development          ("Pingliang Power   Huaiyin Power Limited Company
       acquired                     Corporation, Ltd.)                  Company")      ("Huaiyin Power Company")*
                            --------------------------------------------------------------------------------------
                                                                                        Jiangsu Yueda Investment
     Original equity holder              Huaneng Group              Huaneng Group     Co., Ltd. ("Jiangsu Yueda")

     Effective date of
        acquisition                    January 5, 2005            January 5, 2005                   June 30, 2005

     Consideration paid           RMB 1,219.00 million         RMB 806.00 million              RMB 200.60 million

     Direct transaction
        costs of
        acquisitions paid            RMB 10.05 million           RMB 6.65 million                               -

     Fair value of net
        assets acquired           RMB 1,099.32 million         RMB 704.91 million              RMB 143.50 million

     Goodwill                       RMB 129.73 million         RMB 107.74 million               RMB 57.10 million
                            ===========================    =======================      ==========================

     * The Company previously held equity interest of 63.64% in this entity.

     The above acquisitions contributed operating revenue, profit for the year and profit attributable to equity holders of the Company of approximately RMB 2,715 million, RMB 617 million and RMB 296 million for the period from the dates of their acquisitions to December 31, 2005 respectively. If the acquisitions had occurred on January 1, 2005, there would have been no material impact on operating revenue, profit for the year and profit attributable to equity holders of the Company because the Sichuan Hydropower and the Pingliang Power Company acquisitions took place in early January, 2005 and Huaiyin Power Company was already a subsidiary of the Company prior to the acquisition of the additional interest and therefore, its operating results were already consolidated.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

 5.  MATERIAL ACQUISITIONS (CONT'D)

                                                        For the year ended December 31, 2004
                                 ------------------------------------------------------------------------------------
                                                                                                  Acquisition of an
                                           Acquisitions of subsidiaries and net assets                associate
                                 -------------------------------------------------------------- ---------------------
                                    55% equity interest in Huaneng
                                    Hunan Yueyang Power Generation
                                        Limited Liability Company
                                    ("Yueyang Power Company"), 60%
                                        equity interest in Huaneng
                                          Chongqing Luohuang Power         All of the assets                40% equity
                                      Generation Limited Liability           and liabilities         interest in Hebei
                                          Company ("Luohuang Power                of Huaneng             Hanfeng Power
                               Company") and all of the assets and              Jinggangshan         eneration Limited
                                    liabilities of Huaneng Yingkou               Power Plant         Liability Company
                                             Power Plant ("Yingkou            ("Jinggangshan           ("Hanfeng Power
     Equity interest acquired                        Power Plant")              Power Plant")        Company")(Note 12)
                                 ---------------------------------- --------------------------- ---------------------

                                                                      90% equity interest from
                                                                         Huaneng Group and 10%
                                                                          equity interest from
                                                                              Jiangxi Province
     Original equity holder                                  HIPDC          Investment Company            Huaneng Group

     Effective date of
       acquisition                                    July 1, 2004                July 1, 2004             July 1, 2004

     Consideration paid                       RMB 2,564.00 million          RMB 635.53 million     RMB 1,375.47 million

     Direct transaction costs
       of acquisitions paid                      RMB 12.57 million            RMB 3.12 million         RMB 6.74 million

     Fair value of net assets
        acquired                              RMB 2,475.66 million          RMB 627.85 million     RMB 1,089.14 million

     Goodwill                                   RMB 100.91 million           RMB 10.80 million       RMB 293.07 million
                                 ================================== ===========================   =======================

     The above acquisitions contributed operating revenue, profit for the year and profit attributable to equity holders of the Company of approximately RMB 2,559 million, approximately RMB 472 million and approximately RMB 397 million to the Company and its subsidiaries for the period from July 1, 2004 to December 31, 2004 respectively. If the acquisitions had occurred on January 1, 2004, the operating revenue, profit for the year and profit attributable to equity holders of the Company would have been approximately RMB 32,604 million, approximately RMB 5,749 million and approximately RMB 5,660 million on an unaudited basis respectively.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

5.   MATERIAL ACQUISITIONS (CONT'D)

                                                             For the year ended December 31, 2003
                                             --------------------------------------------------------------------
                                              Acquisition of subsidiaries
                                                    and net assets                Acquisition of an associate
                                             ------------------------------  -----------------------------------
                                                    55% equity interest in
                                                Henan Huaneng Qinbei Power
                                                  Limited Company ("Qinbei
                                               Power Company"), 60% equity
                                                interest in Shanxi Huaneng
                                                       Yushe Power Limited
                                                 Liability Company ("Yushe
                                                Power Company") and all of
                                                the assets and liabilities      25% equity interest in Shenzhen
                                                  of Huaneng Xindian Power     Energy Group Co., Ltd.'s ("SEG")
 Equity interest acquired                     Plant ("Xindian Power Plant")               enlarged share capital
                                             ------------------------------  -----------------------------------

                                                                                    Shenzhen Investment Holding
      Original equity holder                                 Huaneng Group                  Corporation and SEG

      Effective date of acquisition                       October 27, 2003                       April 22, 2003

      Consideration paid                                   RMB 550 million                    RMB 2,390 million

      Direct transaction costs of
       acquisitions                                         RMB 12 million                       RMB 15 million

      Fair value of net assets acquired                    RMB 374 million                    RMB 1,585 million

      Goodwill                                             RMB 188 million                      RMB 820 million
                                             ==============================  ===================================

     The above acquisitions contributed operating revenue, profit for the year and profit attributable to equity holders of the Company of approximately RMB 207 million, approximately RMB 192 million and approximately RMB 191 million to the Company and its subsidiaries for the period from the dates of their acquisitions to December 31, 2003 respectively. If the acquisitions had occurred on January 1, 2003, the operating revenue, profit for the year and profit attributable to equity holders of the Company would have been approximately RMB 24,186 million, approximately RMB 5,858 million and approximately RMB 5,669 million on an unaudited basis respectively.

     Goodwill arising from the acquisitions in 2003, 2004 and 2005 is attributable to the high profitability of the acquired businesses and the significant synergies expected to arise after the acquisitions of the Company on the equity interests in the branches, subsidiaries and associates stated above.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

 5.  MATERIAL ACQUISITIONS (CONT'D)

     The aggregated assets and liabilities arising from the acquisitions from Huaneng Group and minority interests of acquirees in 2003, 2004 and 2005 were as follows:

                                      2005                            2004                              2003
                           ----------------------------    ---------------------------      -----------------------------
                           Fair value      Acquirees'                     Acquirees'         Fair value       Acquirees'
                                            carrying                       carrying                           carrying
                                             amounts       Fair value       amounts                            amounts
                           ------------    ------------    -----------    ------------      -------------     -----------
    Property, plant
       and equipment,
       net                  12,061,897      10,652,359      1,919,401       1,854,174          3,085,503       2,838,425
    Deferred income tax
       assets                   33,475          33,475              -               -             19,603          65,120
    Long-term investment
       in an associate
       (Note 12)                     -              -       1,382,210         949,215                  -               -
    Other non-current
       assets                  179,341         156,686        149,511          30,673             18,667          18,667

    Inventories                 54,801          54,801         31,438          31,438             35,608          35,608

    Other current assets       176,237         176,238         29,876          29,876             96,608          96,608

    Accounts receivable        569,672         569,672         85,905          85,905             88,556          88,556
    Cash and cash
       equivalents             566,704         566,704         64,331          64,331            215,585         215,585

    Minority interests      (1,993,416)     (1,385,875)             -               -           (121,575)       (121,575)
    Long-term loans,
       unsecured            (7,286,880)     (7,286,880)    (1,030,500)     (1,030,500)        (1,706,104)     (1,706,104)
    Long-term loans,
       secured                (567,000)       (567,000)             -               -                  -               -

    Due to Huaneng Group             -              -               -               -            (13,968)        (13,968)
    Deferred income tax
       liabilities            (404,205)        (25,416)             -               -                  -               -
    Other non-current
      liabilities              (75,466)        (75,466)             -               -                  -               -
    Other current
      liabilities           (1,367,429)     (1,367,429)      (622,114)       (622,114)        (1,344,842)      (1,344,842)
                           ------------    ------------    -----------    ------------      -------------     -----------
    Net assets acquired      1,947,731       1,501,869      2,010,058       1,392,998            373,641         172,080
                                           ============                   ============                        ===========

    Add: goodwill              294,567                         10,803                            188,139
    Less: direct
       transaction costs
       of acquisitions         (16,698)                        (9,861)                          (11,780)
                           ------------                    -----------                      -------------

     Total consideration
       paid                  2,225,600                      2,011,000                            550,000

    Add: direct
       transaction costs
       of acquisitions
       paid                     16,698                          9,861                              2,528
    Less: cash from the
       power plants
       acquisitions           (566,704)                       (64,331)                          (215,585)
                           ------------                    -----------                      -------------

    Net cash outflow for
        the acquisitions     1,675,594                      1,956,530                            336,943
                           ============                    ===========                      =============

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

 5.  MATERIAL ACQUISITIONS (CONT'D)

     The aggregated assets and liabilities arising from the acquisition in 2004 were as follows (cont'd):

                                                                             HIPDC
                                                            -----------------------------------------
                                                                                        Acquirees'
                                                                                         carrying
                                                               Fair value                 amounts
                                                            --------------------    -----------------
    Property, plant and equipment, net                           7,472,794                 5,837,056
    Deferred income tax assets                                      81,082                    81,082
    Long-term investment in an associate (Note 12)                  18,029                    18,029
    Other non-current assets                                       602,907                   188,433
    Inventories                                                    186,680                   186,680
    Other current assets                                            84,208                    84,208
    Accounts receivable                                          1,262,102                 1,262,102
    Cash and cash equivalents                                      594,843                   594,843
    Minority interests                                          (1,336,936)                (655,869)
    Long-term loans, unsecured                                  (3,670,196)              (3,670,196)
    Due to HIPDC                                                (1,224,554)              (1,224,554)
    Deferred income tax liabilities                               (478,189)                 (67,826)
    Other current liabilities                                   (1,117,105)              (1,117,105)
                                                            --------------------    -----------------
    Net assets acquired                                          2,475,665                 1,516,883
                                                                                    =================

    Add: goodwill                                                  100,907
    Less: direct transaction costs of acquisitions                 (12,572)
                                                            --------------------

    Total consideration paid                                     2,564,000

    Add: direct transaction costs of acquisitions paid              12,572
    Less: cash from the power plants acquisitions                 (594,843)
                                                            --------------------

    Net cash outflow for the acquisitions                        1,981,729
                                                            ====================


6. OTHER INCOME, NET

     Pursuant to a management service agreement entered into with Huaneng Group and HIPDC, the Company provided management services to certain power plants owned by Huaneng Group and HIPDC in return for a service fee. Net other income represented the management service fee income net of relevant expenses.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

 7.  PROFIT BEFORE TAX

     Profit before tax was determined after charging and (crediting) the following:

                                                                           For the year ended December 31,
                                                               --------------------------------------------------------
                                                                          2005               2004                 2003
                                                               ----------------     --------------     ----------------
    Interest expenses on long-term bank loans:
        -  wholly repayable within five years                          881,823            363,679              104,012
        -  not wholly repayable within five years                    1,021,467            521,654              422,809
     Interest expenses on long-term loans from
        shareholders:

        -  wholly repayable within five years                                -             16,551               22,053
        -  not wholly repayable within five years                       84,506             36,586                    -
    Interest expenses on other long-term loans:
        -  wholly repayable within five years                           44,262             43,865               57,493
        -  not wholly repayable within five years                       12,495             12,692                    -
    Interest expenses on short-term bonds                               84,615                  -                    -
    Interest expenses on convertible notes                                   -                 26                3,248
                                                               ----------------     --------------     ----------------
    Total interest expenses                                          2,129,168            995,053              609,615
    Less: amount capitalized in property, plant and
             equipment                                                (702,559)          (331,629)             (40,467)
                                                               ----------------     --------------     ----------------
                                                                     1,426,609            663,424              569,148

    Change in fair value on financial instruments:
          -    Gains of interest rate swaps                                  -               (925)             (11,771)

    Auditors' remuneration                                              33,781             17,239               19,359

     Loss / (Gain) on disposals / write-off of property,
       plant and equipment, net                                        145,762           (29,176)              138,726

    Operating leases:
        -  Property, plant and equipment                                33,077             30,067               25,985
        -  Land use rights                                              42,402             40,272               44,100

    Depreciation of property, plant and equipment                    6,172,866          4,706,992            4,117,478

    Impairment loss of property, plant and equipment                    30,080                  -                    -

    Amortization of prepaid land use rights                             36,429             28,074               19,136

    Amortization of other non-current assets                            54,555             39,731               41,566

    Amortization of goodwill                                                 -             42,002               25,170

    Amortization of negative goodwill                                        -           (247,279)            (247,278)

    Cost of inventories consumed                                    21,580,927         15,302,929            9,222,583

    Provision for / (Reversal of) doubtful accounts                     49,869            (10,654)              12,567

    Bad debts recovery                                                 (59,740)                 -                    -

    Provision for / (Reversal of) inventory obsolescence                31,724              1,521                 (751)

    Staff costs:
        -  Wages and staff welfare                                   1,735,065          1,249,836            1,020,444
        -  Retirement benefits (Note 9)                                407,846            299,120              235,950
        -  Termination benefits                                              -             18,546                    -
        -  Staff housing benefits (Note 31)                            147,479            100,751               72,163
        -  Other staff costs                                           196,708            209,011              111,116
                                                               ================     ==============     ================

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

8.   RELATED PARTY BALANCES AND TRANSACTIONS

     The related parties of the Company and its subsidiaries that had transactions with the Company and its subsidiaries are as follows:


                  Names of related parties                                   Nature of relationship
     ----------------------------------------------------    -------------------------------------------------------

     Huaneng Group                                           Ultimate parent

     HIPDC                                                   Parent

     China Huaneng Finance Corporation Ltd. ("Huaneng        A subsidiary of Huaneng Group
       Finance")

     Hebei Huaneng Jingyuan Coal Company Limited             A subsidiary of Huaneng Group
       ("Huaneng Jingyuan")

     China Huaneng International Trade Economics             A subsidiary of Huaneng Group
       Corporation ("CHITEC")

     Shanghai Time Shipping Company Ltd. ("Time              A jointly controlled entity of Huaneng Group
       Shipping")

     Shandong Rizhao Power Company Ltd.                      An associate of the Company
       ("Rizhao Power Company")

     Chongqing Huaneng Shifen Company Limited                An associate of Luohuang Power Company
       ("Shifen Company")

     Jiangsu Yueda                                           A minority shareholder of Huaiyin Power Company

     State-owned enterprises*                                Related parties of the Company

     * Huaneng Group is a state-owned enterprise. In accordance with the revised IAS 24, "Related Party Disclosures", state-owned enterprises and their subsidiaries, other than entities under Huaneng Group, directly or indirectly controlled by the PRC government are also defined as related parties of the Company and its subsidiaries.

        The majority of the business activities of the Company and its subsidiaries are conducted with state-owned enterprises. For the purpose of the related party transactions disclosure in accordance with IAS 24, the Company and its subsidiaries have established procedures to determine, to the extent possible, the identification of the ownership structure of its customers and suppliers as to whether they are state-owned enterprises. However, many state-owned enterprises have a multi-layered corporate structure and the ownership structures change over time as a result of transfers and privatization programs. Nevertheless, management believes that all material related party balances and transactions have been adequately disclosed.

     In addition to the related party information shown elsewhere in the financial statements, the following is a summary of significant related party transactions entered into in the ordinary course of business between the Company and its subsidiaries and their related parties during the year and significant balances arising from related party transactions as of year end.

     (a) Related party balances

     (i) As of December 31, 2005, current deposits of approximately RMB 1,768 million (December 31, 2004: RMB 1,363 million) were placed with a non-bank PRC financial institution, Huaneng Finance, which bore interest that ranged from 0.72% to 1.62% (for the years ended December 31, 2004 and 2003: from 0.72% to 1.44%) per annum.

     (ii) As described in Note 24, certain loans of the Company and its subsidiaries were borrowed from Huaneng Group.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

8.   RELATED PARTY BALANCES AND TRANSACTIONS (CONT'D)

     (a)   Related party balances (cont'd)

     (iii) As of December 31, 2005, long-term loans (including current portion) from Huaneng Finance amounted to RMB 80 million (December 31, 2004:
           nil), with interest at 5.18% (for the years ended December 31, 2004 and 2003: N/A) per annum.

     (iv) As of December 31, 2005, short-term loans amounting to approximately RMB 2,008 million (December 31, 2004: approximately RMB 3,694 million) were borrowed from Huaneng Finance, which bore interest that ranged from 4.70% to 5.02% (for the years ended December 31, 2004 and 2003: from 4.54% to 5.02% and from 4.78% to 5.05%) per annum.

     (v) As of December 31, 2005, balances with Huaneng Group, HIPDC, associates and other related parties are unsecured, non-interest bearing and receivable / repayable within one year. As of December 31, 2005, no provision is made on receivable balances from these parties (December 31, 2004: approximately RMB 12 million).

     (vi) As of December 31, 2005, HIPDC had provided guarantees on certain accounts receivable balances of the Company and its subsidiaries totaling approximately RMB 77 million (December 31, 2004: approximately RMB 209 million).

     (vii) Included in the balance sheets, the balances with state-owned enterprises are as follows:

                                                      As of December 31,
                                               --------------------------------
                                                       2005               2004
                                               -------------    ---------------
                                                RMB million        RMB million

     Non-current assets
        Available-for-sale investment                 1,033                255
        Other non-current assets                         50                  -

     Current assets
       Other receivable and assets, net                 195                216
       Accounts receivable, net                       5,333              4,067
       Temporary cash investments                         3                 13
       Cash at banks                                    851                752

     Non-current liabilities
       Long-term bank loans                          19,445              8,506
       Other long-term loans                            130                  -

     Current liabilities
       Accounts payable and other liabilities         2,777              1,781
       Short-term bonds                               4,780                  -
       Short-term loans                               4,973              3,921
       Current portion of long-term bank loans        1,761                354
       Current portion of other long-term loans          70                  -

     Except for available-for-sale investment, other non-current assets, temporary cash investments, cash at banks, loans and short-term bonds stated above, all the balances of assets and liabilities are unsecured, non-interest bearing and receivable or repayable within one year. Long-term receivables included in other non-current assets are unsecured, interest-bearing at 5.508% (for the years ended December 31, 2004 and 2003: N/A) per annum and receivable in accordance with specified repayment schedules. Terms of the long-term loans are described in Note 24. As of December 31, 2005, approximately RMB 58 million provision has been made on the receivable balances (December 31, 2004: nil).

     For the year ended December 31, 2005, the interest rates of short-term loans and long-term loans from state-owned enterprises is from 4.54% to 5.76% and from 3.60% to 5.12% (for the year ended December 31, 2004: from 4.30% to 5.02% and from 3.60% to 5.76%; for the year ended December 31, 2003: from 4.54% to 5.05% and from 3.62% to 6.21%) per annum respectively.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

 8.  RELATED PARTY BALANCES AND TRANSACTIONS (CONT'D)

     (b) Related party transactions


                                                                             For the year ended December 31,
                                                                      -------------------------------------------------
                                                                               2005             2004           2003
                                                                      ---------------- ---------------- ---------------
    Huaneng Group

     Management service fee income for management services rendered
         to certain power plants                                             31,668           45,865         33,295
     Less: related expenses                                                 (29,510)         (30,987)       (25,353)
                                                                      ---------------- ---------------- ---------------
     Management service fee income, net                                       2,158           14,878          7,942
     Management service expense for management services received on
         Sichuan Hydropower                                                   2,420                -              -
     Consideration paid for the acquisitions (Note 5)                    (2,025,000)      (1,949,000)      (550,000)

     HIPDC

     Proceeds from disposal of Nanjing Ranji                                 30,000                -              -
     Management service fee income for management services rendered
         to certain power plants                                              3,328           11,678         17,305
     Less: related expenses                                                  (3,101)          (7,890)       (13,177)
                                                                      ---------------- ---------------- ---------------
     Management service fee income, net                                         227            3,788          4,128
     Service fees expenses on transmission and transformer facilities      (141,102)        (133,609)      (214,723)
     Rental charge on land use rights of Huaneng Nanjing Power Plant
         ("Nanjing Power Plant") for 50 years from January 1, 1999           (1,334)          (1,334)        (1,334)
     Rental charge on office building                                       (26,000)         (25,000)       (25,000)
     Compensation paid for doubtful accounts recoveries of Luohuang
         Power Company                                                      (31,269)               -              -

     Huaneng Finance

     Discounting of notes receivable                                        298,098           42,968              -
     Discounting charges                                                     (2,415)            (298)             -
     Drawdown of short-term loans                                         2,127,700        3,694,000        719,000
     Interest on short-term and long-term loans                            (140,250)         (87,739)       (41,129)

     CHITEC

     Coal purchased from CHITEC                                            (284,301)        (214,941)      (145,058)
     Equipment purchased from CHITEC                                        (11,200)               -              -

     Time Shipping

     Coal purchased from Time Shipping and service fee paid for
         transportation                                                    (606,753)        (562,567)      (456,539)

     Shifen Company

     Lime purchased from Shifen Company                                     (42,817)         (25,563)           N/A

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

 8.  RELATED PARTY BALANCES AND TRANSACTIONS (CONT'D)

     (b) Related party transactions (cont'd)

                                                                         For the year ended December 31,
                                                               ------------------------------------------------------
                                                                        2005              2004               2003
                                                               ---------------- ------------------ ------------------
     Huaneng Jingyuan

     Coal purchased from Huaneng Jingyuan                           (241,960)          (16,355)                 -

     Jiangsu Yueda

     Consideration paid for the acquisition of additional
        equity   interest in Huaiyin Power Company (Note 5)         (200,600)                -                  -

     Other related party

     Reversal of / (Provision for) a doubtful account                 11,639                 -            (11,639)



                                                                          For the year ended December 31,
                                                               ------------------------------------------------------
                                                                         2005              2004                 2003
                                                               ---------------- ------------------ ------------------
                                                                    RMB million   RMB million         RMB million
                                                               ---------------- ------------------ ------------------
     State-owned enterprises
     -----------------------

     Sales of electricity                                             40,977           32,546                23,812
     Purchases of fuel                                                13,763            7,638                 5,612
     Acquisition of property, plant and equipment                      5,578            5,110                   584
     Purchases of raw materials and spare parts                          365              145                   155
     Subcontracting labor for
      - construction and renovation                                    2,088            1,307                   301
      - maintenance                                                      140               89                    54
     Interest income                                                      20               30                    38
     Dividend income                                                      35               23                     1
     Drawdown of short-term loans                                      6,650            2,375                   250
     Drawdown of long-term bank loans                                  9,465            2,713                   632
     Other charges
        - interest expenses of loans and bonds to banks and
          other financial institutions                                   881              289                   230

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

 8.  RELATED PARTY BALANCES AND TRANSACTIONS (CONT'D)

     (c)   Guaranteed loans

                                                                                   As of December 31,
                                                                             -------------------------------
                                                                                     2005              2004
                                                                             -------------    --------------

     (i)   Short-term loan guaranteed by a state-owned enterprise                 400,000           600,000

     (ii)  Long-term loans guaranteed by
            - Huaneng Group                                                     7,343,525         3,798,074
            - HIPDC                                                             3,311,164         3,936,987
            - state-owned enterprises                                           1,226,500           845,000

     (iii) Certain long-term bank loans of Rizhao Power Company
            guaranteed by the Company                                             225,250           305,250

     (d) Key management personnel compensation

                                                                        For the year ended December 31,
                                                                  --------------------------------------------
                                                                        2005
                                                                                      2004            2003
                                                                  ------------     -----------     -----------

     Salaries and other short-term employee benefits                   6,049            7,367          4,814

     Post-employment benefits                                          1,413            1,119          2,059
                                                                  ------------     -----------     -----------

     Total                                                             7,462            8,486          6,873
                                                                  ============     ===========     ===========

9.   Retirement Plan and Post-retirement Benefits

     All PRC employees of the Company and its subsidiaries are entitled to a monthly pension on their retirement dates. The PRC government is responsible for the pension liability to these employees on retirement. The Company and its subsidiaries are required to make contributions to the publicly administered retirement plan at a specified rate, currently set at 18% to 22% (for the years ended December 31, 2004 and 2003: 18% to 20%), of the basic salary of the PRC employees. The retirement plan contributions paid by the Company and its subsidiaries for the year ended December 31, 2005 were approximately RMB 227 million (for the years ended December 31, 2004 and 2003: approximately RMB 167 million and RMB 132 million).

     In addition, the Company and its subsidiaries have implemented a supplementary defined contribution retirement scheme. Under this scheme, the employees are required to make a specified contribution based on the number of years of service with the Company and its subsidiaries, and the Company and its subsidiaries are required to make a contribution equal to two to three times the employees' contributions. The employees will receive the total contributions upon their retirement. The contributions paid by the Company and its subsidiaries for the year ended December 31, 2005 totaled approximately RMB 181 million (for the years ended December 31, 2004 and 2003: approximately RMB 132 million and RMB 111 million).

     The Company and its subsidiaries have no further obligation for post-retirement benefits beyond the above annual contributions made.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

 10. DIRECTORS', SUPERVISORS' AND SENIOR MANAGEMENT' EMOLUMENTS

     (a)   Directors' and Supervisors' emoluments

     The remuneration of every Director and Supervisor of the Company for the year ended December 31, 2005 is set out below:


                                                       Basic                            Employer's
                                                    salaries                         contributions
                                                         and      Discretionary         to pension
                                        Fees      allowances            bonuses            schemes             Total
                                  -----------    ------------    ---------------    ---------------   ---------------
      NAME OF DIRECTOR
      Mr. Li Xiaopeng(1)                   -               -                  -                  -                 -
      Mr. Huang Yongda(1)                  -               -                  -                  -                 -
      Mr. Wang Xiaosong(1)                 -               -                  -                  -                 -
      Mr. Na Xizhi(1)                      -              96                313                108               517
      Mr. Ye Daji(2)                       -              78                 66                 65               209
      Mr. Huang Jinkai(2)                  -              43                195                 71               309
      Mr. Liu Jinlong(2)                   -               -                  -                  -                 -
      Mr. Huang Long(3)                    -              91                375                109               575
      Mr. Wu Dawei(3)                      -               -                147                  -               147
      Mr. Shan Qunying(1)                 40               -                  -                  -                40
      Mr. Yang Shengming(5)               20               -                  -                  -                20
      Mr. Xu Zujian(1)                    40               -                  -                  -                40
      Mr. Liu Shuyuan(1)                  40               -                  -                  -                40
      Mr. Gao Zongze(2)                   30               -                  -                  -                30
      Mr. Zheng Jianchao(2)               30               -                  -                  -                30
      Mr. Qian Zhongwei(1)                60               -                  -                  -                60
      Mr. Xia Donglin(1)                  60               -                  -                  -                60
      Mr. Liu Jipeng(1)                   60               -                  -                  -                60
      Mr. Wu Yusheng(3)                   60               -                  -                  -                60
      Mr. Yu Ning(3)                      60               -                  -                  -                60
      Mr. Ding Shida(5)                   20               -                  -                  -                20
                                  -----------    ------------    ---------------    ---------------   ---------------
      Sub-total                          520             308              1,096                353             2,277
                                  -----------    ------------    ---------------    ---------------   ---------------

      NAME OF SUPERVISOR

      Mr. Wei Yunpeng(2)                   -               -                  -                  -                 -
      Mr. Li Yonglin(2)                   20               -                  -                  -                20
      Mr. Pan Jianmin(2)                   -               -                  -                  -                 -
      Mr. Zhao Xisheng(2)                  -              35                128                 45               208
      Mr. Ye Daji3 and (4)                 -             155                165                132               452
      Mr. Shen Weibing(5)                 20               -                  -                  -                20
      Mr. Shen Zongmin(1)                 40               -                  -                  -                40
      Ms. Yu Ying(3)                      40               -                  -                  -                40
      Ms. Zou Cui(3)                       -              83                282                 88               453
      Mr. Wang Zhaobin(3)                  -              80                259                 77               416
      Mr. Gu Jianguo(5)                   20               -                  -                  -                20
                                  -----------    ------------    ---------------    ---------------   ---------------
      Sub-total                          140             353                834                342             1,669
                                  -----------    ------------    ---------------    ---------------   ---------------
      Total                              660             661              1,930                695             3,946
                                  ===========    ============    ===============    ===============   ===============

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

 10 . DIRECTORS', SUPERVISORS' AND SENIOR MANAGEMENT' EMOLUMENTS
      (CONT'D)

      a) Directors' and Supervisors' emoluments (cont'd)

      The remuneration of every Director and Supervisor of the Company for the year ended December 31, 2004 is set out below:

                                                       Basic                            Employer's
                                                    salaries                         contributions
                                                         and      Discretionary         to pension
                                        Fees      allowances            bonuses            schemes             Total
                                  -----------    ------------    ---------------    ---------------   ---------------
      NAME OF DIRECTOR
      Name of Director

      Mr. Li Xiaopeng                      -               -                  -                  -                 -
      Mr. Huang Yongda                     -               -                  -                  -                 -
      Mr. Wang Xiaosong                    -               -                  -                  -                 -
      Mr. Ye Daji                          -             135                579                107               821
      Mr. Huang Jinkai                     -             147                702                120               969
      Mr. Liu Jinlong                      -               -                  -                  -                 -
      Mr. Shan Qunying                    40               -                  -                  -                40
      Mr. Yang Shengming                  40               -                  -                  -                40
      Mr. Xu Zujian                       40               -                  -                  -                40
      Mr. Liu Shuyuan                     20               -                  -                  -                20
      Mr. Gao Zongze                      60               -                  -                  -                60
      Mr. Zheng Jianchao                  60               -                  -                  -                60
      Mr. Qian Zhongwei                   60               -                  -                  -                60
      Mr. Xia Donglin                     60               -                  -                  -                60
      Mr. Liu Jipeng                      30               -                  -                  -                30
                                  -----------    ------------    ---------------    ---------------   ---------------
      Sub-total                          410             282              1,281                227             2,200
                                  -----------    ------------    ---------------    ---------------   ---------------

      NAME OF SUPERVISOR

      Mr. Wei Yunpeng                      -               -                  -                  -                 -
      Mr. Li Yonglin                      40               -                  -                  -                40
      Mr. Pan Jianmin                      -               -                  -                  -                 -
      Mr. Shen Weibing                    40               -                  -                  -                40
      Mr. Shen Zongmin                    40               -                  -                  -                40
      Mr. Zhao Xisheng                     -             120                380                 87               587
      Mr. Liu Shuyuan                     20               -                  -                  -                20
                                  -----------    ------------    ---------------    ---------------   ---------------
      Sub-total                          140             120                380                 87               727
                                  -----------    ------------    ---------------    ---------------   ---------------
      Total                              550             402              1,661                314             2,927
                                  ===========    ============    ===============    ===============   ===============

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

 10.  DIRECTORS', SUPERVISORS' AND SENIOR MANAGEMENT' EMOLUMENTS
      (CONT'D)

      (a) Directors' and Supervisors' emoluments (cont'd)

      The remuneration of every Director and Supervisor of the Company for the year ended December 31, 2003 is set out below:

                                                       Basic                            Employer's
                                                    salaries                         contributions
                                                         and      Discretionary         to pension
                                        Fees      allowances            bonuses            schemes             Total
                                  -----------    ------------    ---------------    ---------------   ---------------
      NAME OF DIRECTOR

      Mr. Li Xiaopeng                      -             119                292                 60               471
      Mr. Wang Xiaosong                    -             114                264                 60               438
      Mr. Ye Daji                          -             120                264                 64               448
      Mr. Huang Jinkai                     -             127                294                 64               485
      Mr. Shan Qunying                    30               -                  -                  -                30
      Mr. Yang Shengming                  30               -                  -                  -                30
      Mr. Xu Zujian                       30               -                  -                  -                30
      Mr. Liu Shuyuan                     40               -                  -                  -                40
      Mr. Gao Zongze                      40               -                  -                  -                40
      Mr. Zheng Jianchao                  40               -                  -                  -                40
      Mr. Qian Zhongwei                   40               -                  -                  -                40
      Mr. Xia Donglin                     40               -                  -                  -                40

                                   -----------    ------------    ---------------    ---------------   ---------------
      Sub-total                          290             480              1,114                248            2, 132
                                  -----------    ------------    ---------------    ---------------   ---------------

      NAME OF SUPERVISOR

      Mr. Wei Yunpeng                      -             114                264                 60               438
      Mr. Zhao Xisheng                     -             104                290                 55               449
      Mr. Liu Shuyuan                     30               -                  -                  -                30
      Mr. Li Yonglin                      30               -                  -                  -                30
      Mr. Shen Weibing                    30               -                  -                  -                30
      Mr. Shen Zongmin                    30               -                  -                  -                30

                                  -----------    ------------    ---------------    ---------------   ---------------
      Sub-total                          120             218                554                115             1,007
                                  -----------    ------------    ---------------    ---------------   ---------------
      Total                              410             698              1,668                363             3,139
                                  ===========    ============    ===============    ===============   ===============

     (1)  Retired and re-appointed on May 11, 2005.
     (2)  Retired on May 11, 2005.
     (3)  Appointed on May 11, 2005.
     (4) Mr. Ye Daji resigned from the capacity of Supervisor on November 30, 2005.
     (5) Mr. Yang Shenming and Mr. Shen Weibing retired and re-appointed on May 11, 2005 in the capacities of Director and Supervisor respectively. They resigned on August 9, 2005 and Mr. Ding Shida and Mr. Gu Jianguo filled their roles of Director and Supervisor on November 17, 2005 respectively.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

 10. DIRECTORS', SUPERVISORS' AND SENIOR MANAGEMENT' EMOLUMENTS
     (CONT'D)

     (a) Directors' and Supervisors' emoluments (cont'd)

     During the year, no option was granted to the Directors or the Supervisors (for the years ended December 31, 2004 and 2003: nil).

     During the year, no emolument was paid to the Directors or the Supervisors (including the five highest paid employees) as an inducement to join or upon joining the Company or as compensation for loss of office (for the years ended December 31, 2004 and 2003: nil).

     No Director or Supervisors had waived or agreed to waive any emoluments during the years 2003, 2004 and 2005.

     (b) Five highest paid individuals

     The five individuals whose emoluments were the highest in the Company and its subsidiaries for the year include one (for the years ended December 31, 2004 and 2003: two and nil) Director whose emoluments is reflected in the analysis presented above. The emoluments payable to the remaining four (for the years ended December 31, 2004 and 2003: three and five) individuals during the year are as follows:

                                              For the year ended December 31,
                                       ----------------------------------------
                                              2005         2004           2003
                                       ------------  ------------   -----------

     Basic salaries and allowances              510          370            516
     Discretionary bonuses                    2,233        1,499          1,835
     Employer's contributions
        to pension schemes                      614          294            287
                                       ------------  ------------   -----------
                                              3,357        2,163          2,638
                                       ============  ============   ===========

     The annual emoluments paid to these individuals (excluding Directors) during the years 2003, 2004 and 2005 fell within the range of nil to RMB 1 million.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

11.  PROPERTY, PLANT AND EQUIPMENT, NET

                                                          Electric
                                                           utility
                                                          plant in  Transportation            Construction
                                       Dam   Buildings     service      facilities    Others   -in-progress       Total
                                 ---------- ---------- ------------- ------------- ---------- ------------- ------------
      AS OF JANUARY 1, 2004

      Cost                               -  1,356,782    55,015,630       604,068   1,294,891    4,190,164   62,461,535
      Accumulated depreciation           -  (332,300)  (18,776,233)     (145,094)   (549,543)            -  (19,803,170)
                                 ---------- ---------- ------------- ------------- ----------- ------------ ------------
      Net book value                     -  1,024,482    36,239,397       458,974     745,348    4,190,164   42,658,365
                                 ========== ========== ============= ============= =========== ============ ============

      YEAR ENDED DECEMBER 31,
         2004

      Beginning of the year              -  1,024,482    36,239,397       458,974     745,348    4,190,164   42,658,365
      Reclassification                   -   (13,102)       136,920     (142,150)      18,332            -            -
      Acquisitions (Note 5)              -    259,253     8,372,033           444     217,547      542,918    9,392,195
      Additions                          -     10,726        20,291         2,840      66,318   10,352,279   10,452,454
      Transfer from CIP                  -    435,766     5,537,895        12,755      72,371   (6,058,787)           -
      Disposals                          -      (617)       (3,072)          (13)     (4,378)            -       (8,080)
      Depreciation charge                -   (75,004)   (4,421,906)      (30,469)   (187,145)            -   (4,714,524)
                                 ---------- ---------- ------------- ------------- ----------- ------------ ------------
      End of the year                    -  1,641,504    45,881,558       302,381     928,393    9,026,574   57,780,410
                                 ========== ========== ============= ============= =========== ============ ============

      AS OF DECEMBER 31, 2004

      Cost                               -  2,043,071    69,067,394       413,254   1,651,129    9,026,574   82,201,422
      Accumulated depreciation           -  (401,567)  (23,185,836)     (110,873)   (722,736)            -  (24,421,012)
                                 ---------- ---------- ------------- ------------- ----------- ------------ ------------
      Net book value                     -  1,641,504    45,881,558       302,381     928,393    9,026,574   57,780,410
                                 ========== ========== ============= ============= =========== =========== ============

      YEAR ENDED DECEMBER 31,
         2005

      Beginning of the year              -  1,641,504    45,881,558       302,381     928,393    9,026,574   57,780,410
      Reclassification                   -  (313,831)       382,632     (186,118)     117,317            -            -
      Acquisitions (Note 5)      2,100,903   443,531      7,080,422        35,415     211,763    2,189,863   12,061,897
      Additions                         -       9,032        64,715           676      94,217   15,451,757   15,620,397

      Transfer from CIP            464,950     31,393     3,935,984         4,726   1,838,292   (6,275,345)           -
      Disposals / Write-off              -   (10,626)     (117,592)             -    (11,047)      (52,521)    (191,786)
      Disposal of a subsidiary           -          -             -             -       (687)      (59,342)     (60,029)
      Depreciation charge         (74,187)   (99,905)   (5,720,294)      (16,328)   (272,798)            -   (6,183,512)
      Impairment charge                  -          -      (30,080)             -           -            -      (30,080)
                                 ---------- ---------- ------------- ------------- ----------- ------------ ------------
      End of the year            2,491,666  1,701,098    51,477,345       140,752   2,905,450   20,280,986   78,997,297
                                 ========== ========== ============= ============= =========== ============ ============

      AS OF DECEMBER 31, 2005

      Cost                       2,565,853  2,168,543    80,113,023       223,816    3,910,861  20,280,986  109,263,082
      Accumulated depreciation     (74,187)  (467,445)  (28,605,598)      (83,064)  (1,005,411)          -  (30,235,705)
      Accumulated impairment
         loss                            -          -      (30,080)             -           -            -     (30,080)
                                 ---------- ---------- ------------- ------------- ----------------------- ------------
      Net book value             2,491,666  1,701,098    51,477,345       140,752   2,905,450   20,280,986   78,997,297
                                 ========== ========== ============= ============= ======================= ============

     Interest expenses of approximately RMB 703 million (for the years ended December 31, 2004 and 2003: approximately RMB 332 million and RMB 40 million) arising on financing specifically entered into for the construction of power plants were capitalized during the year and are included in `Additions' in property plant and equipment. A capitalization rate of approximately 5.27% (for the years ended December 31, 2004 and 2003: approximately 4.38% and 5.06%) per annum was used, representing the interest expenses of the loan used to finance the projects.

     In 2005, there were impairment losses of certain property, plant and equipment recorded in Huaneng Dandong Power Plant. The continuous increase in coal price and changes in the local power market contributed to such impairment losses. The recoverable amount is determined based on value-in-use calculations. A discount rate of approximately 7.20% was applied in arriving at the impairment loss amount for the power plant. The Company and its subsidiaries have also reassessed the depreciation policies of their property, plant and equipment in this power plant and have determined that the estimated useful lives will not be affected.

     There was no impairment of any property, plant and equipment in 2004 and 2003.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

12.  INVESTMENTS IN ASSOCIATES

                                                                                  2005                 2004
                                                                         ---------------    -----------------
    Beginning of the year                                                    4,328,307            2,766,031
    Acquisition of 40% equity interest of Hanfeng Power Company
        (Note 5)                                                                     -            1,382,210
    Acquisition of 25% equity interest of Shifen Company (Note 5)                    -               18,029
    Share of additional paid-in-capital                                         15,923                    -
    Share of profit before tax                                                 753,671              377,565
    Share of income tax expense (Note 2(a))                                   (109,295)             (65,528)
    Share of dividends                                                        (394,622)            (150,000)
                                                                         ---------------    -----------------
    End of the year                                                          4,593,984            4,328,307
                                                                         ===============    =================

     Investment in associates as of December 31, 2005 included goodwill of approximately RMB 976 million (December 31, 2004: approximately RMB 976 million).

     As of December 31, 2005, the interest in associates of the Company and its subsidiaries, all of which are unlisted, were as follows:

                                                             Percentage of
                                     Country and date       equity interest    Registered and fully      Principal
     Name of associates              of incorporation            held             paid capital           activities
     ----------------------------- -------------------   --------------------  --------------------   -----------------
                                                         Direct     Indirect
                                                         ------     --------
     Rizhao Power Company          PRC                    25.5%          -     US$150,000,000         Power generation
                                   March 20, 1996

     SEG                           PRC                      25%          -     RMB 955,555,556        Power generation
                                   July 16, 1997

     Hanfeng Power Company         PRC                      40%          -     RMB 1,975,000,000      Power generation
                                   October 28,1996

     Shifen Company                PRC                        -        25%     RMB 50,000,000         Lime production
                                   November 5,1996                                                    and sale

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

 12.  INVESTMENTS IN ASSOCIATES (CONT'D)

      The gross amounts of operating results, assets and liabilities (excluding goodwill) of the associates of the Company and its subsidiaries were as follows:

                                                    2005             2004
                                                -------------    -------------

      Assets                                      33,231,354      30,525,810

      Liabilities                                 15,299,661      13,970,553

      Operating revenue                           14,515,393      10,100,102

      Profit before allocation                     2,934,693       2,214,292

      Profit attributable to equity
         holders of the associates                 2,224,783       1,411,933


13.  INVESTMENTS IN SUBSIDIARIES

      As of December 31, 2005, the interest in subsidiaries of the Company and its subsidiaries, all of which are unlisted, were as follows:

                                  Country, date of
                             incorporation and type of      Percentage of       Registered and fully     Principal
      Name of subsidiaries         legal entity         equity interest held        paid capital        activities
     ---------------------   -------------------------  ----------------------  --------------------   --------------
                                                            Direct   Indirect
                                                           --------  ---------
     Huaneng Weihai Power   PRC                                 60%          -  RMB 761,838,300        Power
        Limited Liability   November 22, 1993                                                          generation
        Company             Limited liability company

     Huaiyin Power Company  PRC                                 90%          -  RMB 265,000,000        Power
                            January 26, 1995                                                           generation
                            Limited liability company

     Jiangsu Huaneng        PRC                              63.64%          -  RMB 774,000,000        Power
        Huaiyin II Power    June 22, 2004                                                              generation
        Limited Company     Limited liability company

     Huaneng (Suzhou        PRC                                 75%          -  RMB 632,840,000        Power
        Industrial Park)    June 19, 1997                                                              generation
        Power Limited       Limited liability company
        Liability Company
        ("Taicang Power
        Company")

     Huaneng Taicang Power  PRC                                 75%          -  Registered capital     Power
        Co., Ltd.           June 18, 2004                                       of RMB 894,410,000     generation
                            Limited liability company                           with total paid-in
                                                                                capital of RMB
                                                                                808,110,000

     Qinbei Power Company   PRC                                 55%          -  RMB 10,000,000         Power
                            July 12, 1995                                                              generation
                            Limited liability company

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

 13. INVESTMENTS IN SUBSIDIARIES (CONT'D)

     As of December 31, 2005, the Company had equity interests in the following subsidiaries (cont'd):

                                  Country, date of
                             incorporation and type of      Percentage of       Registered and fully     Principal
      Name of subsidiaries         legal entity         equity interest held        paid capital        activities
     ---------------------   -------------------------  ----------------------  --------------------   --------------
                                                            Direct   Indirect
                                                           --------  ---------

     Yushe Power Company       PRC                              60%          -  RMB 615,760,000         Power
                               November 29, 1994                                                        generation
                               Limited liability
                               company

     Yushe Boyuan Power        PRC                                -        75%  RMB 2,000,000           Property
        Industry Limited       July 25, 2005                                                            management
        Liability Company      Limited liability                                                        and leasing
                               company

     Shandong Huaneng          PRC                              95%          -  RMB 100,000,000         Power
        Xindian Power Co.,     March 14, 2004                                                           generation
        Ltd.                   Limited liability
                               company

     Yueyang Power Company     PRC                              55%          -  RMB 560,000,000         Power
                               December 16, 2003                                                        generation
                               Limited liability
                               company

     Luohuang Power Company    PRC                              60%          -  RMB 900,000,000         Power
                               December 16, 2003                                                        generation
                               Limited liability
                               company

     Huaneng Shanghai Ranji    PRC                              70%          -  RMB 50,000,000          Power
        Power Generation       January 13, 2005                                                         generation
        Limited Liability      Limited liability
        Company                company

     Sichuan Hydropower        PRC                              60%          -  RMB 800,000,000         Investments
                               July 12, 2004                                                            holding and
                               Limited liability                                                        hydropower
                               company                                                                  projects
                                                                                                        development

     Sichuan Huaneng           PRC                                -        60%  RMB 100,000,000         Power
        Taipingyi              April 23, 1994                                                           generation
        Hydropower Limited     Limited liability
        Liability Company      company

     Sichuan Huaneng           PRC                                -        68%  RMB 516,100,000         Power
        Baoxinghe Power        June 26, 1994                                                            generation
        Limited Liability      Limited liability
        Company                company

     Sichuan Huaneng           PRC                                -     59.33%  RMB 156,725,000         Power
        Dongxiguan             June 29, 1994                                                            generation
        Hydropower Limited     Limited liability
        Liability Company      company

     Sichuan Huaneng           PRC                                -        55%  Registered capital      Power
        Jialingjiang           September 30, 1998                               of  RMB                 generation
        Hydropower Limited     Limited liability                                193,080,000 and
        Liability              company                                          fully paid
        Company                                                                 capital of RMB
                                                                                157,119,800

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

 13. INVESTMENTS IN SUBSIDIARIES (CONT'D)

     As of December 31, 2005, the Company had equity interests in the following subsidiaries (cont'd):

                                  Country, date of
                             incorporation and type of      Percentage of       Registered and fully     Principal
      Name of subsidiaries         legal entity         equity interest held        paid capital        activities
     ---------------------   -------------------------  ----------------------  --------------------   --------------
                                                            Direct   Indirect
                                                           --------  ---------

     Sichuan Huaneng         PRC                                  -        60%   RMB 277,200,000        Power
        Kangding Hydropower  April 14, 1997                                                             generation
        Limited Liability    Limited liability company
        Company

     Sichuan Huaneng         PRC                                  -        95%   RMB 150,000,000        Power
        Fujiang Hydropower   March 22, 2002                                                             generation
        Limited Liability    Limited liability company
        Company

     Sichuan Huaneng         PRC                                  -     52.20%    RMB 97,700,000        Power
        Mingtai Hydropower   September 8, 1994                                                          generation
        Limited Liability    Limited liability company
        Company

     Pingliang Power Company PRC                                65%          -   RMB 623,000,000        Power
                             November 6, 1996                                                           generation
                             Limited liability company

14.  AVAILABLE-FOR-SALE INVESTMENT

     Available-for-sale investment represents a 1.82% (December 31, 2004: 2.11%) equity interest in a power generation company China Yangtze Power Co., Ltd. ("Yangtze Power") incorporated and listed in the PRC.

                                                            2005          2004
                                                       ----------    ----------

     Beginning of the year                                254,990       254,990
     Additions (Note)                                      28,866             -
     Revaluation surplus transfer to equity (Note)        749,369             -
                                                       ----------    ----------
     End of the year                                    1,033,225       254,990
                                                       ==========    ==========

     Note:

     During the year, Yangtze Power has undergone a process of shareholding structure reform pursuant to related government circulars issued by China Securities Regulatory Commission on implementation of shareholding structure reform of listed companies. Upon the completion of the process, the legal person shares held by the Company were allowed to trade in the open market. The additions represent the additional costs paid by the Company to effectively exchange for the right to trade in the open market. Given that the shares held by the Company and its subsidiaries can be freely traded, they have been revalued at year end based on the closing market rate.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

 15.  LAND USE RIGHTS

      Details of land use rights are as follows:

                                                    As of December 31,
                                         ---------------------------------------
                                                   2005                 2004
                                         -------------------   -----------------

      Outside Hong Kong, held on:

      Leases of over 50 years                      117,037              10,539
      Leases of between 10 to 50 years           1,562,728           1,535,487
                                        -------------------    -----------------
                                                 1,679,765           1,546,026
                                        ===================   ==================

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

 16.  GOODWILL AND NEGATIVE GOODWILL

      Goodwill and negative goodwill arose from acquisitions. The movements in the carrying amount of goodwill and negative goodwill during the year are as follows:

                                                                      Goodwill       Negative goodwill
                                                     ----------------------------------------------------

AS OF JANUARY 1, 2004

Cost                                                                   325,196             (2,472,784)
Accumulated amortization                                              (26,320)                 741,835
                                                     ----------------------------------------------------
Net book value                                                         298,876             (1,730,949)
                                                     ====================================================

YEAR ENDED DECEMBER 31, 2004:

Beginning of the year                                                  298,876             (1,730,949)
Acquisitions (Note 5)                                                  111,710                       -
Adjustment                                                               8,142                       -
Amortization charge                                                   (42,002)                 247,279
                                                     ----------------------------------------------------
End of the year                                                        376,726             (1,483,670)
                                                     ====================================================

AS OF DECEMBER 31, 2004

Cost                                                                   445,048             (2,472,784)
Accumulated amortization                                              (68,322)                 989,114
                                                     ----------------------------------------------------
Net book value                                                         376,726             (1,483,670)
                                                     ====================================================

AS OF JANUARY 1, 2005

Cost, as previously reported                                           445,048             (2,472,784)
Effect of change in accounting policy (Note 2(a))                     (68,322)               2,472,784
                                                     ----------------------------------------------------
Cost, as restated                                                      376,726                       -
                                                     ====================================================

Accumulated amortization, as previously reported                        68,322               (989,114)
Effect of change in accounting policy (Note 2(a))                     (68,322)                 989,114
                                                     ----------------------------------------------------
Accumulated amortization, as restated                                        -                       -
                                                     ====================================================

YEAR ENDED DECEMBER 31, 2005:

Beginning of the year, as restated                                     376,726                       -
Acquisitions                                                           295,070                       -
                                                     ----------------------------------------------------
End of the year                                                        671,796                       -
                                                     ====================================================

AS OF DECEMBER 31, 2005

Cost                                                                   671,796                       -
                                                     ====================================================

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

 16. GOODWILL AND NEGATIVE GOODWILL (CONT'D)

     Impairment tests for goodwill

     Goodwill is allocated to the CGUs of the Company identified according to their operations in different regions.

     The carrying amounts of significant portion of goodwill allocated to individual CGUs are as follows:

                                                       2005              2004
                                                -------------    ---------------

     Huaneng Shanghai Shidongkou I Power Plant
         ("Shidongkou I Power Plant")                33,854            33,854
     Jinggangshan Power Plant                        10,803            10,803
     Xindian Power Plant                             62,198            62,198
     Huaiyin Power Company                          118,596            61,493
     Qinbei Power Company                            97,552            97,552
     Yueyang Power Company                          100,907           100,907
     Sichuan Hydropower                             129,729               N/A
     Pingliang Power Company                        107,735               N/A
     SEG(1)                                         682,993           682,993
     Hanfeng Power Company(1)                       293,070           293,070
                                                ------------     ---------------
                                                   1,637,437         1,342,870
                                                ============     ===============
     _________________
     (1) Included in investments in associates.

     The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a three-year period. The Company expects cash flows beyond the three-year period will be similar to that of the third year based on existing production capacity.

     Pre-tax discount rates used for value-in-use calculations:

     Shidongkou I Power Plant  10.00%           Yueyang Power Company     8.10%

     Jinggangshan Power Plant   9.09%           Sichuan Hydropower       12.32%

     Xindian Power Plant       10.00%           Pingliang Power Company   7.92%

     Huaiyin Power Company      10.74%          SEG                      10.56%

     Qinbei Power Company       7.67%           Hanfeng Power Company     8.35%

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

 16. GOODWILL AND NEGATIVE GOODWILL (CONT'D)

     Impairment tests for goodwill (cont'd)

     Key assumptions used for value-in-use calculations:

     Key assumptions applied in the impairment tests include the expected tariff rates, demands of electricity in specific regions where these power plants are located and fuel cost. Management determined these key assumptions based on past performance and its expectations on market development. The discount rates used are pre-tax and reflect specific risks relating to individual CGUs. Management believes that any reasonably possible change in any of these key assumptions on which recoverable amounts of individual CGUs are based may or may not cause carrying amounts of individual CGUs to exceed their recoverable amounts (Note 4(a)).

     No goodwill was impaired.

17 . INVENTORIES, NET

     Inventories comprised:

                                                        As of December 31,
                                                   -----------------------------
                                                        2005              2004
                                                   --------------    -----------

     Fuel (coal and oil) for power generation       1,498,484           732,834
     Material and spare parts                         857,605           711,578
                                                   --------------    -----------
                                                    2,356,089         1,444,412

     Less: provision for inventory obsolescence       (44,732)          (13,008)
                                                   --------------    -----------

                                                    2,311,357         1,431,404
                                                   ==============    ===========

     As of December 31, 2005, approximately RMB 670 million of the total carrying amount of inventories were carried at fair value less cost to sell (December 31, 2004: approximately RMB 556 million).

     Movements of provision for inventory obsolescence during the year are analyzed as follows:
                                                        2005              2004
                                                    -------------    -----------

     Beginning of the year                            (13,008)         (13,621)
     Provision                                        (31,924)          (1,712)
     Write-offs                                             -            2,134
     Reversal                                             200              191
                                                    -------------    -----------

End of the year                                       (44,732)         (13,008)
                                                    =============    ===========

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

 18. OTHER RECEIVABLES AND ASSETS, NET

     Other receivables and assets comprised:


                                                        As of December 31,
                                                   -----------------------------
                                                        2005              2004
                                                   -------------    ------------

      Prepayments for inventories                      163,435         328,181
      Prepayments for contractors                      137,505         168,616
      Prepayment for acquisition of
        Huaneng Finance (Note)                         288,000               -
      Receivable from a property developer              66,800               -
      Others                                           233,435         268,781
                                                   -------------    ------------
                                                       889,175         765,578

      Less: provision for doubtful accounts            (33,223)        (42,262)
                                                   -------------    ------------

                                                       855,952         723,316
                                                   =============    ============

     Note:

     This represented the prepayment of the consideration to Huaneng Group and Huaneng Finance of RMB 126 million and RMB 162 million respectively to acquire a 20% equity interest in Huaneng Finance. As of December 31, 2005, the investment was still subject to approvals from the relevant authorities. Please refer to Note 39 for details of subsequent event in relation to this investment.

     Movements of provision for doubtful accounts during the year are analyzed as follows:
                                                        2005              2004
                                                   ------------     ------------

     Beginning of the year                           (42,262)           (53,885)
     Provision                                        (3,242)            (2,405)
     Write-offs                                          475                969
     Reversal                                         11,806             13,059
                                                   ------------     ------------

     End of the year                                 (33,223)           (42,262)
                                                   ============     ============

19.  ACCOUNTS RECEIVABLE, NET

     Accounts receivable comprised:


                                                        As of December 31,
                                                   -----------------------------
                                                        2005              2004
                                                   -------------    ------------

     Accounts receivable                              4,963,326       3,730,431
     Notes receivable                                 1,117,533       1,242,672
                                                  -------------    ------------

                                                      6,080,859       4,973,103

     Less: provision for doubtful accounts              (58,433)              -
                                                  -------------    ------------

                                                    6,022,426        4,973,103
                                                  =============    ============

     The Company and its subsidiaries usually grant about one month's credit period to local power grid customers from the end of the month in which the sales are made.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

 19. ACCOUNTS RECEIVABLE, NET (CONT'D)

     Movements of provision for doubtful accounts during the year are analyzed as follows:

                                                        2005              2004
                                                   ------------     ------------

     Beginning of the year                                   -                -
     Provision                                         (58,433)               -
                                                  --------------    ------------

     End of the year                                   (58,433)               -
                                                  ==============    ============

     As of December 31, 2005, the aging analysis of accounts receivable was as follows:

                                                       2005              2004
                                                   ------------     ------------

      Within 1 year                                   5,864,038       4,510,368
      Between 1 to 2 years                                3,624          96,808
      Between 2 to 3 years                               59,217               -
      Over 3 years                                      153,980         365,927
                                                   ------------     ------------

                                                      6,080,859       4,973,103
                                                   ============     ============

     As of December 31, 2005, HIPDC provided guarantees on certain accounts receivable balances of the Company and its subsidiaries of approximately RMB 77 million (December 31, 2004: approximately RMB 209 million).

     As of December 31, 2005, the maturity period of the notes receivable ranged from one month to twenty-six months (December 31, 2004: one month to six months).

20.  TEMPORARY CASH INVESTMENTS

     Temporary cash investments consist of fixed-term deposits denominated in RMB with original maturities ranging from more than three months to one year. The effective interest rate is 1.62% (for the years ended December 31, 2004 and 2003: 1.98% to 2.25% and 0.01% to 1.71%) per annum.

21.  AUTHORIZED SHARE CAPITAL AND PAID-IN CAPITAL

     As of December 31, 2005, the authorized share capital of the Company was RMB 12,055,383,440 (December 31, 2004: RMB 12,055,383,440), divided into
     12,055,383,440 shares (December 31, 2004: 12,055,383,440 shares) of RMB
     1.00 each (December 31, 2004: RMB 1.00 each). The issued and fully paid share capital of the Company as of December 31, 2005 was RMB 12,055,383,440 (December 31, 2004: RMB 12,055,383,440) comprising of
     9,000,000,000 domestic shares (December 31, 2004: 9,000,000,000 domestic shares) and 3,055,383,440 overseas listed foreign shares (December 31, 2004: 3,055,383,440 overseas listed foreign shares). The holders of domestic shares and overseas listed foreign shares, with minor exceptions, are entitled to the same economic and voting rights.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

 22.  APPROPRIATION AND DISTRIBUTION OF PROFIT

     The Board of Directors decides on an annual basis the percentages of the profit after tax, as determined under the PRC accounting standards and regulations, to be appropriated to the statutory surplus reserve fund, the statutory public welfare fund and, on an optional basis, the discretionary surplus reserve fund. When the balance of the statutory surplus reserve fund reaches 50% the Company's share capital, any further appropriation will be optional. The statutory surplus reserve fund can be used to offset prior years' losses or increase share capital provided that the balance after such an issue is not less than 25% registered capital. The statutory public welfare fund can only be utilized on capital items for the collective benefits of the Company's employees. Titles of these capital items will remain with the Company. This fund is non-distributable other than in liquidation. The discretionary surplus reserve fund can be provided and used in accordance with the resolutions of the Directors and then approved by the shareholders.

     For the year ended December 31, 2005, the Board of Directors resolved the following on March 28, 2006:

     (a) to appropriate 10% and 7.5% (for the year ended December 31, 2004: 10% and 7.5%; for the year ended December 31, 2003: 10% and 7.5%), respectively, of the profit after taxation as determined under the PRC accounting standards and regulations to the statutory surplus reserve fund and the statutory public welfare fund. The total amount of appropriation is approximately RMB 833 million (for the years ended December 31, 2004 and 2003: approximately RMB 943 million and RMB 955 million).

     (b) to make no appropriation to the discretionary surplus reserve fund (for the years ended December 31, 2004 and 2003: nil).

     In accordance with the Articles of Association, earnings available for distribution by the Company will be based on the lower of the amounts determined in accordance with (a) the PRC accounting standards and regulations and (b) IFRS. The amount of distributable profit resulting from the current year operation after appropriation to dedicated capital for the year ended December 31, 2005 was approximately RMB 3.93 billion (for the years ended December 31, 2004 and 2003: approximately RMB 4.38 billion and RMB 4.48 billion). The cumulative balance of distributable profit as of December 31, 2005 was approximately RMB 13.32 billion (December 31, 2004: approximately RMB 11.17 billion).

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

23.  DIVIDENDS

     On March 28, 2006, the Board of Directors proposed a cash dividend of RMB
     0.25 per share, totaling approximately RMB 3,014 million. This proposal is subject to the approval of the shareholders at the annual general meeting. These financial statements do not reflect this dividends payable, which will be accounted for in shareholders' equity as an appropriation of retained earnings for the year ending December 31, 2006.

     On May 11, 2005, the shareholders approved the declaration of cash dividends of RMB 0.25 per ordinary share, totaling approximately RMB 3,014 million in their annual general meeting.

     On May 11, 2004, the shareholders approved the declaration of cash dividends of RMB 0.50 per ordinary share (RMB 0.25 per adjusted ordinary share after the ordinary shares split), totaling approximately RMB 3,014 million, together with an issue of bonus shares accounted for as a stock split on the basis of 5 bonus shares for every 10 existing ordinary shares in respect of the year ended December 31, 2003, based on the 6,027,671,200 outstanding shares on the date in their annual general meeting.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

24.  LONG-TERM LOANS

                                                                 As of December 31,
                            ----------------------------------------------------------------------------------------------
                                                 2005                                             2004
                            ------------------------------------------------    ------------------------------------------
                                Original          Interest           Amount      Original       Interest            Amount
                                currency              rate                        currency          rate
                            -------------     -------------    -------------    -----------    ----------    -------------
                                    '000                                              '000

      Shareholder's
          loans

      Unsecured
      RMB
      - Fixed rate             2,800,000           4.05% -        2,800,000        800,000     3.78% -            800,000
                                                     5.02%                                         4.60%
                                                                =============                                 =============
      Bank loans

      Secured
      RMB
      - Fixed rate               407,000      5.18% -5.76%          407,000              -             -                -
                                                               -------------                                 -------------

      Unsecured
      RMB
      - Fixed rate            21,833,838      3.60% -6.12%       21,833,838      8,679,869     3.60% -          8,679,869
                                                                                                   5.76%
      US$
      - Fixed rate               611,668      5.40% -6.97%        4,936,284        712,037     1.225% -         5,893,180
                                                                                                   6.97%
      - Variable rate             60,109           2.155%-          485,096         66,437                        549,864
                                                    3.385%
      (euro)
      - Fixed rate                73,319                2%          702,376         76,699            2%          863,834
                                                               -------------                                 -------------
                                                                 27,957,594                                    15,986,747
                                                               -------------                                 -------------

                                                                 28,364,594                                    15,986,747
                                                               =============                                 =============
      Other loans

      Secured
      RMB
      - Fixed rate               200,000             5.27%          200,000              -             -                -
                                                               -------------                                 -------------

      Unsecured
      RMB
      - Fixed rate               446,847      4.94% - 6.12%         446,847        434,726     4.94% -            434,726
                                                                                                   5.76%
      US$
      - Variable rate             15,714           2.99% -          126,817         18,571     1.67% -            153,706
                                                     3.93%                                        2.055%
      JPY
      - Variable rate          1,309,524             5.80%           89,985      1,547,619         5.80%          123,347
                                                               -------------                                 -------------
                                                                    663,649                                       711,779
                                                               -------------                                 -------------

                                                                    863,649                                       711,779
                                                               =============                                 =============

     Certain loans totaling approximately RMB 407 million (December 31, 2004:
     nil) are secured by various property, plant and equipment of the Company and its subsidiaries (Note 35) while another long-term loan of RMB 200 million (December 31, 2004: nil) is secured by tariff collection right. Please refer to Note 8(c)(ii) for details of certain loans guaranteed by state-owned enterprises.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

 24. LONG-TERM LOANS (CONT'D)

     The maturity of long-term loans is as follows:

                                Shareholder's loans                Bank loans                      Other loans
                              ------------------------    ------------------------------    ---------------------------
                                 As of December 31,             As of December 31,               As of December 31,
                              ------------------------    ------------------------------    ---------------------------
                                   2005          2004           2005              2004            2005          2004
                              ----------    ----------    ------------    --------------    -----------    ------------

    One year or less                  -             -      2,653,339         1,225,476         512,640       317,761
    More than one year
       but not more
       than two years                 -             -      2,979,225         1,409,497         153,044       202,212
    More than two years
       but not more than
       three years                    -             -      3,189,885         1,834,237          99,419        42,624
    More than three
       years but not
       more than four
       years                          -             -      4,417,885         2,043,237          39,419        42,624
    More than four years
       but not more than
       five years                     -             -      3,386,732         3,621,597          39,419        42,623
    More than five years      2,800,000       800,000     11,737,528         5,852,703          19,708        63,935
                              ----------    ----------    ------------    --------------    -----------    ------------

                              2,800,000       800,000     28,364,594        15,986,747         863,649       711,779
    Less: amount due
       within one year
       included under
       current
       liabilities                    -             -     (2,653,339)       (1,225,476)       (512,640)     (317,761)
                              ----------    ----------    ------------    --------------    -----------    ------------

                              2,800,000       800,000     25,711,255        14,761,271         351,009       394,018
                              ==========    ==========    ============    ==============    ===========    ============

     The analysis of the above is as follows:

                                                                               As of December 31,
                                                                   -------------------------------------------
                                                                                  2005                   2004
                                                                   --------------------     ------------------

      Shareholder's loans
      - Not wholly repayable within five years                               2,800,000                800,000
                                                                   ====================     ==================

      Bank loans
      - Wholly repayable within five years                                   8,429,132              3,926,907
      - Not wholly repayable within five years                              19,935,462             12,059,840
                                                                   --------------------     ------------------
                                                                             28,364,594             15,986,747
                                                                   ====================     ==================

      Other loans
      - Wholly repayable within five years                                     686,265                434,726
      - Not wholly repayable within five years                                 177,384                277,053
                                                                   --------------------     ------------------
                                                                               863,649                711,779
                                                                   ====================     ==================

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

 25.  ACCOUNTS PAYABLE AND OTHER LIABILITIES

      Accounts payable and other liabilities comprised:

                                                       As of December 31,
                                               --------------------------------
                                                       2005             2004
                                               ---------------  ---------------

      Accounts and notes payable                   1,231,162          761,689
      Amounts received in advance                  1,196,352        1,129,598
      Payable to contractors for construction      2,430,133        1,592,621
      Other payables to contractors                  778,488          237,513
      Accrued interest                               197,637          116,322
      Others                                       1,071,468          713,415
                                               ---------------  ---------------

                                                  6,905,240        4,551,158
                                               ===============  ===============

      As of December 31, 2005, the aging analysis of accounts and notes payable was as follows:

                                                       2005             2004
                                               ---------------  ---------------

      Within 1 year                                1,223,004           754,406
      Between 1 to 2 year                              4,227             2,911
      Over 2 years                                     3,931             4,372
                                                ---------------  ---------------

                                                   1,231,162           761,689
                                                ===============  ===============

26.  TAXES PAYABLE

     Taxes payable comprises:
                                                       As of December 31,
                                               --------------------------------
                                                    2005              2004
                                               ---------------  ---------------

      VAT payable                                    576,488           527,292
      Income tax payable                             458,982           407,450
      Others                                          95,814            65,050
                                               ---------------  ---------------

                                                   1,131,284           999,792
                                               ===============  ===============

27.  SHORT-TERM BONDS

     On May 27, 2005, the Company and its subsidiaries issued RMB 4.5 billion and RMB 0.5 billion unsecured short-term zero-coupon bonds with maturity of one year and nine months, respectively, and will be redeemed at par. The unit face value of such bonds was RMB 100 each and issued prices were RMB
     97.16 and RMB 98.00 respectively with effective interest rates of 3.40% per annum and 3.32% per annum respectively.

28.  SHORT-TERM LOANS

     Short-term loans denominated in RMB are unsecured, bear interest from 4.30% to 5.51% per annum for the year ended December 31, 2005 (for the years ended December 31, 2004 and 2003: 4.30% to 5.02% and 4.54% to 5.05% per
     annum) (Note 8(a)(iv) and (vii)).

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

 29.  DEFERRED INCOME TAXES

      Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The offset amounts are as follows:

                                                                               As of December 31,
                                                                    ------------------------------------------
                                                                                2005                    2004
                                                                    ------------------     -------------------
   Deferred income tax assets:
      - Deferred income tax assets to be recovered after more
         than 12 months                                                       51,874                  93,941
      - Deferred income tax assets to be recovered within 12
          months                                                              12,201                   3,598
                                                                    ------------------     -------------------
                                                                              64,075                  97,539
                                                                    ------------------     -------------------

   Deferred income tax liabilities:
      - Deferred income tax liabilities to be recovered after
          more than 12 months                                             (1,056,412)               (491,122)
      - Deferred income tax liabilities to be recovered within 12
          months                                                            (101,363)                (55,595)
                                                                    ------------------     -------------------
                                                                          (1,157,775)               (546,717)
                                                                    ------------------     -------------------

                                                                          (1,093,700)               (449,178)
                                                                    ==================     ===================

   The gross movement on the deferred income tax accounts is as follows:

                                                                                 2005                    2004
                                                                     -------------------    --------------------

   Beginning of the year, as previously reported                             (449,178)                (81,803)
   Effect of changes in accounting policy (Note 2(a))                        (222,551)                      -
                                                                     -------------------    --------------------

   Beginning of the year, as restated                                        (671,729)                (81,803)
   Acquisitions (Note 5)                                                     (370,730)               (399,313)
   Charged to statement of income (Note 32)                                    61,164                  31,938
   Charged to equity                                                         (112,405)                      -
                                                                     -------------------    --------------------

   End of the year                                                         (1,093,700)               (449,178)
                                                                  ===================    ====================

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

 29.  DEFERRED INCOME TAXES (CONT'D)

      The movements in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdictions, are as follows:

      Deferred income tax assets:

                                               Provisions
                            Amortization of           for
                           prepaid land use      doubtful       Termination
                                     rights         debts         benefits           Others        Total
                          ------------------  -------------  ----------------   -------------  -------------
As of January 1, 2004               13,239          3,219                -           4,853         21,311
Acquisitions (Note 5)               (2,206)        60,172           17,032           3,878         78,876
(Charged) / Credited to
     the statement of
    income                            (221)        (2,215)           1,019          (1,231)        (2,648)
                          ------------------  -------------  ----------------   -------------  -------------
As of December 31, 2004             10,812         61,176           18,051           7,500         97,539
Acquisitions  (Note 5)                   -         20,942                -          12,533         33,475
(Charged) / Credited to
     the statement of
    income                            (221)       (13,466)          (4,085)         39,240         21,468
                          ------------------  -------------  ----------------   -------------  -------------

As of December 31, 2005             10,591         68,652           13,966          59,273        152,482
                          ==================  =============  ================   =============  =============


     Deferred income tax liabilities:

                                         Amortization
                                         of goodwill
                                                 and     Amortization
                         Fair value         negative      of land use
                                 gains      goodwill           rights     Depreciation     Others       Total
                        ---------------  -------------   -------------   -------------   -----------  -----------
       As of January 1,
         2004                      -              -                 -      (103,114)            -       (103,114)
       Acquisitions
           (Note 5)                -              -           (53,172)     (425,017)            -       (478,189)
       (Charged) /
          Credited to
          the statement
          of income                -              -                 -        34,586             -        34,586
                         ---------------  -------------   -------------   -------------   -----------  -----------
       As of December              -              -          (53,172)      (493,545)            -       (546,717)
       31, 2004
       Effect of
           changes in
           accounting
           policy (Note
           2(a))                   -       (222,551)                -             -             -       (222,551)
                         ---------------  -------------   -------------   -------------   -----------  -----------
       As of December              -       (222,551)         (53,172)      (493,545)            -       (769,268)
           31, 2004, as
           restated
       Acquisitions
           (Note 5)                -              -                 -      (404,205)            -       (404,205)
       (Charged) /
           Credited to
           the statement
           of income               -          36,330              358        10,372        (7,364)        39,696
       Charge to equity*    (112,405)             -                 -             -             -       (112,405)
                        ---------------  -------------   -------------   -------------   -----------  -----------

       As of December
            31, 2005        (112,405)      (186,221)         (52,814)      (887,378)       (7,364)    (1,246,182)
                        ===============  =============   =============   =============   ===========  ===========

    * The deferred income tax charged to equity during the year represented the tax impact of a fair value reserve for an available-for-sale investment recognized in shareholders' equity (for the years ended December 31, 2004 and 2003: nil).

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

 29.  DEFERRED INCOME TAXES (CONT'D)

      Deferred income tax assets are recognized for tax loss carried-forwards to the extent that the realization of the related tax benefits through the future taxable profits is probable. The Company and its subsidiaries did not recognize any deferred income tax assets in respect of losses that can be carried forward against future taxable income with expiry dates as follows:

                                              As of December 31,
                               -------------------------------------------------
                                               2005                        2004
                                ----------------------      --------------------

       Year of expiry

       2005                                     N/A                     111,441
       2006                                 177,197                     177,197
       2007                                  71,125                      71,125
       2008                                       -                           -
       2009                                  12,970                           -
       2010                                  80,754                         N/A
                               ----------------------       --------------------

                                            342,046                     359,763
                               ======================       ====================

 30.  ADDITIONAL FINANCIAL INFORMATION ON BALANCE SHEETS

      As of December 31, 2005, the net current liabilities of the Company and its subsidiaries amounted to approximately RMB 11,044 million (December 31, 2004: approximately RMB 7,079 million). On the same date, total assets less current liabilities was approximately RMB 76,333 million (December 31, 2004: approximately RMB 56,047 million).

31.   HOUSING SCHEMES

      In accordance with the PRC housing reform regulations, the Company and its subsidiaries are required to make contributions to the state-sponsored housing fund at 7%-15% (for the years ended December 31, 2004 and 2003: 7%-11%) of the specified salary amount of the PRC employees. At the same time, the employees are required to make contributions out of their payroll equal to the contributions of the Company and its subsidiaries. The employees are entitled to claim the entire sum of the fund under certain specified withdrawal circumstances. For the year ended December 31, 2005, the Company and its subsidiaries contributed approximately RMB 147 million (for the years ended December 31, 2004 and 2003: approximately RMB 101 million and RMB 77 million) to the fund.

      In addition, the Company and its subsidiaries provided housing benefits to certain employees to enable them to purchase living quarters from the Company and its subsidiaries at a substantial discount. Such housing benefits represent the difference between the cost of the staff quarters sold to and the net proceeds collected from the employees. The provision of housing benefits is expected to benefit the Company and its subsidiaries over the estimated remaining average service life of the relevant employees. For the year ended December 31, 2005, the housing benefits provided by the Company and its subsidiaries to the employees amounted to approximately RMB 39 million (for the years ended December 31, 2004 and 2003: approximately RMB 34 million and RMB 29 million) which is recorded as other non-current assets and amortized over the remaining average service life of the relevant employees which is estimated to be about 10 years.

      The Company and its subsidiaries have no further obligation for housing benefits.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

 32.  INCOME TAX EXPENSES

      Income tax expenses comprised:

                                             For the year ended December 31,
                                       -----------------------------------------
                                              2005          2004          2003
                                       ------------   ------------   -----------
                                                        Restated      Restated

      Current income tax expense         1,105,461       980,672     1,116,100
      Deferred income tax (Note 29)        (61,164)      (31,938)      (18,241)
                                       ------------   ------------   -----------

                                         1,044,297       948,734     1,097,859
                                       ============   ============   ===========

      No Hong Kong profits tax has been provided as there was no estimated assessable profits in Hong Kong for the year (for the years ended December 31, 2004 and 2003: nil). The reconciliation of the effective income tax rate from the statutory income tax rate in the PRC is as follows:

                                             For the year ended December 31,
                                       -----------------------------------------
                                              2005          2004          2003
                                       ------------   ------------   -----------
                                                                      Restated

      Average statutory tax rate               21%           18%         18%
      Effect of tax holiday                    (4%)         (2%)         (1%)
      Others                                   (1%)         (1%)         (1%)
                                       ------------   ------------   -----------

      Effective tax rate                       16%          15%          16%
                                       ============   ============   ===========

      The average statutory tax rate for the year ended December 31, 2005 represented the weighted average tax rate of the head office and the individual power plants calculated on the basis of the relative amounts of net profit before tax and the applicable statutory tax rates. The acquisitions of domestic enterprises in the current year contributed to the increase of average statutory tax rate.

      The aggregated effect of the tax holiday was approximately RMB 255 million for the year ended December 31, 2005 (for the years ended December 31, 2004 and 2003: approximately RMB 122 million and RMB 61 million). The granting of further preferential treatments to existing power plants existed before 2005 and those acquired in 2005 contributed to such an increase in the percentage.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

 33.  EARNINGS PER SHARE

                                                For the year ended December 31,
               --------------------------------------------------------------------------------------------------
                            2005                            2004                              2003
               ------------------------------- --------------------------------  --------------------------------
                   Profit                                                            Profit
              attributable                          Profit                     attributable
                   to the                      attributable                          to the
                   equity                           to the                           equity
               holders of   Weighted     Per        equity    Weighted     Per   holders of    Weighted      Per
                      the    average    share   holders of     average   share          the     average    share
                  Company     shares   amount  the Company      shares  amount      Company      shares   amount
               ----------- ----------  ------- ------------ ----------- -------  ----------- ----------- --------
                                '000      RMB                     '000     RMB                     '000      RMB

Earnings per
 Share          4,871,794  12,055,383    0.40    5,323,876  12,055,368    0.44    5,430,408  12,038,228    0.45
Finance costs
   in
   relation
   to
   convertible
   notes and
   the
   relevant
   put option
   (net of
   tax effect)          -          -                   22           -                2,746           -
Effect of
   assumed
   conversion           -          -                    -         121                    -      17,430
               -----------  ----------          ------------ -----------          ----------- -----------

Diluted
   Earnings
   per Share
Net profit
   attributable
   to
   shareholders
   plus
   effect of
   assumed
   conversion   4,871,794  12,055,383    0.40   5,323,898   12,055,489   0.44     5,433,154  12,055,658    0.45
               ==========  ==========          ==========   ==========            =========  ==========

     Basic

     The calculation of basic earnings per share is computed by dividing net profit attributable to the equity holders of the Company by weighted average number of outstanding ordinary shares during the year.

     Diluted

     Diluted earnings per share is calculated by adjusting both net profit attributable to the equity holders of the Company and weighted average number of ordinary shares outstanding assuming conversion of all dilutive potential ordinary shares at the beginning of the year. In 2005, the Company had no potential ordinary shares (for the years ended December 31, 2004 and 2003: convertible notes, being a category of potential ordinary shares). The convertible notes in 2003 and 2004 are assumed to have been converted into ordinary shares and the profit attributable to equity holders of the Company is adjusted eliminating interest expenses less respective tax effect for the purpose of calculating diluted earnings per share for 2003 and 2004.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

 34.  NOTES TO CASH FLOW STATEMENT

      (a) Analysis of cash and cash equivalents

      As of December 31, 2005, cash and cash equivalents consisted of:

                                             2005          2004            2003
                                       ------------   ------------  ------------

      Cash in RMB                           1,042            621           726
      Current deposits
        RMB                             2,632,493      2,284,551     3,763,015
        US$                                14,130         10,359       234,468
        JPY                                     -              -       130,439
                                       ------------   ------------  ------------

      Total cash and cash equivalents   2,647,665      2,295,531     4,128,648
                                       ============   ============  ============

      (b) Undrawn borrowing facilities

      As of December 31, 2005, the Company and its subsidiaries had available unsecured borrowing facilities from banks of approximately RMB 34.86 billion (December 31, 2004: approximately RMB 30 billion) of which undrawn borrowing facilities amounted to approximately RMB 23 billion (December 31, 2004: approximately RMB 28 billion). Out of these available undrawn borrowing facilities, approximately RMB 10 billion (December 31, 2004: approximately RMB 20 billion) relates to medium to long-term loan facilities, the drawdown of which is subject to application and approval procedures. Management expects to drawdown the available facilities in accordance with the level of working capital and / or planned capital expenditure of the Company and its subsidiaries.

      (c) Non-cash transactions

      During the year, there is no material non-cash transaction. The principal non-cash transactions were the conversion of convertible notes to share capital in both 2003 and 2004 and the ordinary shares split in 2004.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

35.   PLEDGE OF ASSETS

      As mentioned in Note 24, the Company and its subsidiaries have pledged various assets as collateral against certain loans. A summary of the pledged assets is as follows:

                                                         As of December 31, 2005
                                                         -----------------------

      Dongxiguan Hydropower
           - Dam                                                    383,423
           - Buildings                                                1,933
           - Electric utility plant in service                      190,306
           - Others                                                  10,485

      Kangding Hydropower
           - Electric utility plant in service                       26,798

      Mingtai Hydropower
           - Electric utility plant in service                       54,394

                                                         -----------------------
      Total                                                         667,339
                                                         =======================

      As of December 31, 2004, the Company and its subsidiaries did not have any asset pledged as collateral.

36.   COMMITMENTS

      (a) Capital and operational commitments

      (i)Commitments mainly relate to the construction of new power projects, certain complementary facilities and renovation projects for existing power plants and the purchase of coal. Commitments outstanding as of December 31, 2005 not provided for in the balance sheet were as follows:

                                                        2005              2004
                                                ---------------  ---------------

          Contracted but not provided for
              - purchase of inventories                    -         3,560,175
              - construction                      17,076,451         7,923,087
                                                ---------------  ---------------
          Sub-total                               17,076,451        11,483,262
                                                ---------------  ---------------

          Authorized but not contracted for
              - construction                          11,983           236,501
                                                ---------------  ---------------
          Sub-total                                   11,983           236,501
                                                ---------------  ---------------

          Total                                   17,088,434        11,719,763
                                                ===============  ===============

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

36.   COMMITMENTS (CONT'D)

      (a) Capital and operational commitments (cont'd)

      (ii) During 2004 and 2005, the Company entered into various long-term agreements subject to termination only under certain limited circumstances for the procurement of coal from 2005 to 2009 for use in power generation. In most cases, these contracts contain provisions for price escalations and minimum purchase level clauses. Purchases for the years ended December 31, 2005 and 2004 were approximately RMB 4,619 million and nil respectively. The future purchase commitments under contracts are as follows:

                                                  As of December 31,
                                     ----------------------------------------
                                                  2005                 2004
                                     ------------------    ------------------

           2005                                     N/A            5,768,657
           2006                               7,771,230            5,941,717
           2007                               7,771,230            6,119,968
           2008                               3,826,281            2,801,770
           2009                               3,826,281            2,801,770
                                     ------------------    ------------------
                                            23,195,022           23,433,882
                                     ==================    ==================

      (b) Operating lease commitments

      The Company has various operating lease arrangements with HIPDC for land and buildings (see Note 8(b)). Some of the leases contain renewal options and most of the leases contain escalation clauses. Lease terms do not contain restrictions on the Company's activities concerning dividends, additional debts or further leasing.

      Total future minimum lease payments under non-cancelable operating leases are as follows:

                                                                       As of December 31,
                                                                --------------------------------
                                                                         2005               2004
                                                                --------------    --------------
    Land and buildings
        - not later than one year                                      33,495             1,334
        - later than one year and not later than two years              7,372             1,334
        - later than two years and not later than five years           19,639             4,002
        - later than five years                                       138,058            52,026
                                                                --------------    --------------

                                                                       198,564           58,696
                                                                ==============    ==============

     In addition to the commitments above was the commitment on land use rights of Huaneng Dezhou Power Plant ("Dezhou Power Plant"). The related operating lease agreement was signed by Dezhou Power Plant and the relevant land management authorities for the land occupied by Dezhou Phase I and Phase II, annual rental is approximately RMB 30 million effective from June, 1994 and is subject to revision of five years after the said date. Thereafter, the annual rental is subject to revision once every three years. The increment for each rental revision is restricted to no more than 30 percent of the previous annual rental amount. For the year ended December 31, 2005, the annual rental is approximately RMB 30 million (for the years ended December 31, 2004 and 2003: approximately RMB 29 million and RMB 30 million).

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

 37.  CONTINGENT LIABILITIES

                                                         As of December 31,
                                                     ---------------------------
                                                             2005           2004
                                                     ------------  -------------

       Financial guarantees granted to an associate       225,250       305,250
                                                     ============  =============

      Based on historical experience, no claims have been made against the Company and its subsidiaries since the dates of granting the financial guarantees described above.

38.   BUSINESS RISK

      The Company and its subsidiaries conduct their operations in the PRC and accordingly investing in the shares of the Company and its subsidiaries are subject to the risks of, among others, political, economic and legal environment in the PRC, restructuring of the PRC electric power industry and regulatory reform, new regulation pertaining to setting of power tariff and availability of fuel supply at stable price.

      For the year ended December 31, 2005, the Company and its subsidiaries sold electricity to four major customers (for the years ended December 31, 2004 and 2003: five), each of which amounted to approximately 10% or more of the operating revenue. In aggregate, these customers accounted for approximately 57% (for the years ended December 31, 2004 and 2003: approximately 79% and 77%, respectively) of the operating revenue of the Company and its subsidiaries.

39.   EVENTS AFTER THE BALANCE SHEET DATE

      Subsequent to the year end, the Company and its subsidiaries completed its acquisition of 20% the registered capital of Huaneng Finance at a consideration of RMB 288 million.

40.   COMPARATIVES

      Certain prior year comparative figures have been reclassified to conform to the current year presentation. Specifically certain bank loans have been reclassified as other long-term loans in the current year.

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

      (a) Effect of acquisitions of entities under common control.

      Huaneng Group is the controlling parent company of HIPDC, which in turn is the controlling parent of the Company.

      Under IFRS, the Company and its subsidiaries adopted the acquisition method to account for the acquisition of:

      (i) 70% equity interest in Shidongkou I Power Plant, 70% equity interest in Taicang Power Company and all of the assets and liabilities of Huaneng Changxing Power Plant ("Changxing Power Plant"), in July, 2002 from Huaneng Group;

      (ii) 55% equity interest in Qinbei Power Company, 60% equity interest in Yushe Power Company and all of the assets and liabilities of Xindian Power Plant in October, 2003 from Huaneng Group;

      (iii) 60% equity interest in Luohuang Power Company, 55% equity interest in Yueyang Power Company, 90% equity interest in Jinggangshan Power Plant and all of the assets and liabilities of Yingkou Power Plant in July, 2004 from HIPDC and / or from Huaneng Group; and

      (iv) 60% equity interest in Sichuan Hydropower and 65% equity interest in Pingliang Power Company in January, 2005 from Huaneng Group.

      Under the acquisition method, the results of the acquired businesses are included in the results of operations of the Company and its subsidiaries from the date of the acquisition. The difference between the purchase consideration and the fair value of the underlying net assets acquired is treated as goodwill. In prior years, goodwill arising from the acquisitions in (i) and (ii) above is amortized on a systematic basis to the statement of income over its useful economic life, being the remaining weighted average useful life of the acquired depreciable or amortizable assets while goodwill arising from the acquisition in (iii) above is tested annually for impairment and carried at cost less accumulated impairment losses. In the current year, goodwill arising from all the acquisitions above is not amortized and is tested annually for impairment and carried at cost less accumulated impairment losses.

      As the companies and power plants acquired were under the control of Huaneng Group prior to their acquisitions by the Companies and its subsidiaries, these acquisition transactions were considered common control transactions. Under US GAAP, they are considered to be transfers of businesses under common control and the acquired assets and liabilities are accounted for at historical cost in a manner similar to the pooling of interests method. Accordingly, the consolidated financial statements for all years presented have been retroactively restated as if the current structure and operations resulting from the acquisition had been in existence since the beginning of the earliest year presented, with financial data of previously separate entities combined. The cash consideration paid by the Company is treated as an equity transaction in the year of the acquisition for US GAAP purposes. Accordingly, the resulting impact of depreciation and amortization expenses on income is also different.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

41.   US GAAP INFORMATION (CONT'D)

      (b) Effect of acquisitions of 44.16% equity interest in Huaiyin Power Company, 30% additional equity interest in Shidongkou I Power Plant, 5% additional equity interest in Taicang Power Company and 40% equity interest in Hanfeng Power Company.

      The Company acquired from Huaneng Group:

      (i)  44.16% equity interest of Huaiyin Power Company in July, 2002;

      (ii) 30% additional equity interest of Shidongkou I Power Plant and 5% additional equity interest of Taicang Power Company in December, 2002; and

      (iii) 40% equity interest of Hanfeng Power Company in July, 2004.

      Under IFRS, upon the completion of the above acquisitions, the relevant equity interests of the net assets of the acquired companies and power plants are recorded at fair value. The excess of the total cost of the acquisition over the fair value of the relevant portion of net assets of power plant acquired is recorded as goodwill. In prior years, goodwill arising from the acquisitions of Shidongkou I Power Plant, the Taicang Power Company and the Huaiyin Power Company was amortized on a systematic basis to the statement of income over its useful economic life, being the remaining weighted average useful life of the acquired depreciable or amortizable assets, while goodwill arising from the acquisitions of Hanfeng Power Company was tested annually for impairment and carried at cost less accumulated impairment losses. In the current year, goodwill arising from the acquisitions is not amortized and is tested annually for impairment and carried at cost less accumulated impairment losses.

      Under US GAAP, upon completion of the above acquisitions, Huaneng Group's proportionate share in the net assets of Huaiyin Power Company, Shidongkou I Power Plant, Taicang Power Company and Hanfeng Power Company being sold to the Company was recorded at the historical carrying value. The excess of the total cost of acquisition over the net assets acquired was recorded as a deemed distribution. Accordingly, the resulting impact of depreciation and amortization expenses on income is also different.

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

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

41.   US GAAP INFORMATION (CONT'D)

      (d) Acquisition of Shandong Huaneng Power Development Company Limited ("Shandong Huaneng")

      Huaneng Group used to be one of the substantial shareholders of Shandong Huaneng, holding 33.09% equity interest in it before the Company's acquisition of Shandong Huaneng. Under IFRS, upon the completion of the acquisition of Shandong Huaneng, the entire net assets of Shandong Huaneng were recorded at fair value. In prior years, the excess of the fair value of the entire net assets acquired over the total cost of the acquisition was recorded as negative goodwill. In the current year, the ending balance of negative goodwill brought forward from 2004 is offset against opening retained earnings according to IFRS 3. Under US GAAP, upon completion of the acquisition of Shandong Huaneng, Huaneng Group's proportionate share of 33.09% in the net assets of Shandong Huaneng that was sold to the Company was recorded at the historical carrying value. The excess of the proportionate share in the book value of the net assets acquired over the relevant portion of the cash consideration was recorded as a capital contribution to the Company. The book value of the remaining 66.91% the net assets continues to be part of the recoverable rate base under the cost recovery formula of the tariff setting mechanism. Under US GAAP, the difference between these net asset values and the cash consideration was recorded as a reduction to the property, plant and equipment value of the respective power plants.

      As the amount of negative goodwill originally recognized under IFRS is different from the amount of the reduction to property, plant and equipment under US GAAP due to the 33.09% portion of the net assets previously owned by Huaneng Group as described above and also that the negative goodwill under IFRS is offset against opening retained earnings in the current year whereas, for US GAAP purposes, it was a reduction to the value of the property, plant and equipment, after the reduction described above, are depreciated over the respective assets' useful life, the net profit under IFRS and US GAAP is different.

      (e) Capitalization of borrowing costs

      In accordance with IAS 23, the Company capitalized interest on general borrowings used for the purpose of obtaining a qualifying asset in addition to the capitalization of interest on specific borrowings.

      Under US regulatory accounting requirements, interest on funds borrowed generally and used for the purpose of obtaining qualifying assets are not capitalized if such interests cannot be taken into consideration when determining the recoverable rate base for tariff setting purposes. Consequently, under US GAAP, the Company did not capitalize interest on general borrowings used for obtaining regulatory assets. An adjustment is made to reverse the capitalized interest on general borrowings net of the related depreciation on property, plant and equipment.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

41.   US GAAP INFORMATION (CONT'D)

      (f) Reversal of goodwill amortization

      In 2004, in accordance with IFRS 3, goodwill arising from acquisitions for which the agreement date was before March 31, 2004 is amortized using the straight-line method over its estimated useful life and recognized in the statement of income as other operating expenses and subject to an impairment review whenever events or changes in circumstances indicate their carrying value may not be recoverable, and annually if the estimated useful life exceeds 20 years. Under US GAAP, in accordance with Statement of Financial Accounting Standard Number 142 "Goodwill and Other Intangible Assets", goodwill arising from acquisition is not amortized but tested for impairment on an annual basis and between annual tests in certain circumstances.

      There is no such a GAAP difference in the current year.

      (g) Deferred income tax impact

      This represents the deferred income tax effect on the above GAAP differences where applicable.

      (h) US regulatory accounting

      Under US GAAP, Statement of Financial Accounting Standard ("SFAS") No. 71 "Accounting for the Effects of Certain Types of Regulation" is applicable to utilities in the United States whose regulators have the power to approve and / or regulate rates that may be charged to customers. SFAS 71 recognizes that the regulatory process produces economic effects which should be reflected in the financial statements. Because revenues are based on costs, SFAS 71 governs the year in which various costs are included in the statements of income with the objective of matching costs with revenues. Provided that, through the rate setting process, the utility is substantially assured of recovering its allowable costs by the collection of revenue from its customers, such costs not yet recovered are deferred as regulatory assets. The regulatory process may also impose a liability on a rate-regulated enterprise, usually representing obligations to the enterprise's customers, which should be recognized as a regulatory liability.

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

      As of December 31, 2005, the Company and its subsidiaries believe that 10 of their power plants (December 31, 2004 and 2003: 10 and 12 power plants respectively) meet these specific criteria of SFAS 71. Firstly, the power rates are established by an independent regulator, the provincial or local price bureau. Secondly, the pricing policy applicable to the power plants provides for rate-setting based on the specific costs of the power plants. This process has operated historically and will continue under the pricing policy. Finally, based on the significant demand for electricity in the Company and its subsidiaries' service territory, it is reasonable to assume that the authorized power rates will be collected from customers.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

41.   US GAAP INFORMATION (CONT'D)

      (h) US regulatory accounting (cont'd)

      In November, 2004, in accordance with the issuance of a government circular on implementation of a full-scope tariff bidding practice that is applicable to two of the Company's power plants located in Northeast China, the Company has discontinued the application of SFAS 71 for these two power plants as the criteria under SFAS 71 are no longer met. Accordingly, these two power plants applied Statement of Financial Accounting Standard Number 101 "Regulated Enterprises (pound)- Accounting for the Discontinuation of Application of FASB Statement No. 71" ("SFAS 101"). There was no elimination of assets or liabilities as a result of the application of SFAS 101 as the Company and its subsidiaries did not have any assets and / or liabilities pursuant to SFAS 71 that were not recognized as assets and / or liabilities under IFRS. The Company and its subsidiaries have also performed an impairment review on the property, plant and equipment of the two relevant power plants and have determined that no impairment provision is required.

      With respect to the remaining power plants of the Company and its subsidiaries, which were acquired in 2002, 2003, 2004 and 2005, the SFAS 71 criteria mentioned above are not met and, therefore, SFAS 71 cannot be applied. Consequently, these remaining power plants have adopted US GAAP without specific reference to the regulatory basis of accounting provided for under SFAS 71.

      Under IFRS, as there is no equivalent regulatory accounting standard, the policy of the Company and its subsidiaries is to recognize regulatory assets established under SFAS 71 only where they comprise rights or other access to future economic benefits as a result of past events; or to recognize regulatory liabilities only where they comprise a present obligation the settlement of which is expected to result in an outflow of resources embodying economic benefits.

      (i) Impairment of long-lived assets

      Impairment of long-lived assets (excluding goodwill)

      The carrying amount of long-lived asset (excluding indefinite lived assets and goodwill) under IFRS is reviewed periodically in order to assess whether the recoverable amount has declined below the carrying amount. When such a decline occurs, the carrying amount is reduced to the recoverable amount based on the expected future cash flow generated by the asset discounted to their present value or the asset's net selling price. A subsequent increase in the recoverable amount is written back to the statement of income when circumstances and events that led to the write-down cease to exist.

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

      Goodwill

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

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

41.   US GAAP INFORMATION (CONT'D)

      (i) Impairment of long-lived assets (cont'd)

      Goodwill (cont'd)

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

      Differences between IFRS and US GAAP which affect the net assets and net profit of the Company and its subsidiaries are summarized below:


                                                                              Net Assets
                                                            -----------------------------------------------
                                                                         As of December 31,
                                                            -----------------------------------------------
                                                     Note                 2005                     2004
                                                    ------  ---------------------  ------------------------
Net assets under IFRS                                               46,144,187               36,265,519

Minority interests as of January 1, as
    previously separately reported                    i                      -                3,266,393
                                                            ---------------------  ------------------------

Net assets under IFRS, as restated                                  46,144,187               39,531,912

Minority interests                                    i             (6,106,713)              (3,266,393)

Impact of US GAAP adjustments Note ii:
   Effect of acquisition of Sichuan Hydropower and
     Pingliang Power Company                         (a)            (1,014,585)               1,350,323
   Effect of acquisition of Luohuang Power Company,
     Yueyang Power Company, Jinggangshan Power
     Plant and Yingkou Power Plant                   (a)            (1,837,845)              (2,007,383)
   Effect of acquisition of Qinbei Power Company,
     Yushe Power Company and Xindian Power Plant     (a)              (342,555)                (369,252)
   Effect of acquisition of Shidongkou I Power
     Plant, Taicang Power Company and Changxing
     Power Plant                                     (a)              (472,473)                (775,592)
   Effect of acquisition of 40% equity interests
     in Hanfeng Power Company, 30% additional
     equity interests in Shidongkou I
     Power Plant, 5% additional equity interests
     in Taicang Power Company and
     44.16% equity interests in
     Huaiyin Power Company                           (b)              (251,615)                (271,167)
   Recording of capital contribution arising from
     acquisition of Shandong Huaneng                 (d)               862,922                  862,922
   Difference in accounting treatment for
     acquisition of Shandong Huaneng                 (d)            (1,671,048)                (348,364)
   Difference in capitalization of borrowing costs   (e)              (109,227)                 (87,424)
   Reversal of goodwill amortization
       - Reversal of goodwill amortization of
              equity investment in SEG               (f)               136,599                  136,599
       - Reversal of goodwill amortization of
              investment in Huaiyin Power Company    (f)                34,740                   34,740
   Reversal of impairment loss on property, plant
     and equipment                                   (i)                30,080                        -
   Applicable deferred income tax impact on the
     above GAAP differences                          (g)             1,054,142                  595,570
                                                            ---------------------- ------------------------

Net assets under US GAAP Note ii                                    36,456,609               35,386,491
                                                            ====================== ========================

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

41.  US GAAP INFORMATION (CONT'D)


                                                                                  Net profit
                                                               -------------------------------------------------
                                                                       For the year ended December 31,
                                                               -------------------------------------------------
                                                          Note          2005           2004             2003
                                                         ------  --------------- --------------  ---------------
    Net profit under IFRS                                          5,547,911      5,323,876        5,430,408

     Minority interests for the year ended December 31,
       2004 and 2003, as previously separately reported
       as minority interest                                i               -        257,053          183,894
                                                                 --------------- --------------  ---------------

    Net profit under IFRS, as restated                             5,547,911      5,580,929        5,614,302

    Profit attributable to minority interests              i        (676,117)      (257,053)        (183,894)

    Impact of US GAAP adjustments                          ii
       Effect of acquisition of Sichuan Hydropower and
         Pingliang Power Company                          (a)         30,823        341,914          187,203

       Effect of acquisition of Luohuang Power Company,
         Yueyang Power Company, Jinggangshan Power
         Plant, and Yingkou Power Plant                   (a)        169,538        278,027          335,105

       Effect of acquisition of Qinbei Power Company,
         Yushe Power Company and Xindian Power Plant      (a)         26,697         48,116           13,109

       Effect of acquisition of Shidongkou I Power
         Plant, Taicang Power Company and Changxing
         Power Plant                                      (a)        303,119        110,524          112,636

       Effect of acquisition of 40% equity interest in
         Hanfeng Power Company,
         30% additional equity interest =
         in Shidongkou I Power Plant, 5%
         additional equity interest in Taicang
         Power Company and 44.16% equity
         interest in Huaiyin Power Company                (b)         19,552         25,550           19,347

        Recording housing benefits provided by HIPDC      (c)        (26,152)       (26,152)         (26,152)

       Difference in accounting treatment for
         acquisition of Shandong Huaneng                  (d)        160,986        (87,091)         (87,091)

       Difference in capitalization of borrowing costs    (e)        (21,803)         6,466           (5,478)

       Reversal of goodwill amortization
            - Reversal of goodwill amortization of
                   equity investment in SEG               (f)              -         81,960           54,639
            - Reversal of goodwill amortization of
                  investment in Huaiyin Power Company     (f)              -         17,370           17,370

       Reversal of impairment loss on property, plant
         and equipment                                    (i)         30,080              -                -

       Applicable deferred income tax impact on the
          GAAP differences                                (g)       (134,709)       (89,783)        (177,950)

       Others                                                              -          8,652           25,434
                                                                 --------------- --------------  ---------------

    Net profit under US GAAP                                       5,429,925      6,039,429        5,898,580
                                                                 =============== ==============  ===============


    (Note i) Consistent with disclosure requirement of revised IAS 1 - Presentation of Financial Statements, minority interests in the consolidated net assets and net profit under IFRS for prior year should be included as a portion of total equity and total profit attributable to shareholders respectively.

    (Note ii) Consistent with applying the accounting treatment under US GAAP as described in Note (a) above, the consolidated net assets and net profit under US GAAP for prior years presented have been retroactively restated as if the current structure and operations resulted from the acquisitions of Xindian Power Plant, Qinbei Power Company, Yushe Power Company, Jinggangshan Power Plant, Yingkou Power Plant, Yueyang Power Company, Luohuang Power Company, Sichuan Hydropower and Pingliang Power Company had been in existence since the beginning of the earliest year presented.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMBor US$ unless otherwise stated)

41.  US GAAP INFORMATION (CONT'D)

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

      The following are condensed combined balance sheets of the Company and its subsidiaries as of December 31, 2004 and 2005, and the related condensed combined statements of income, changes in shareholders' equity, cash flows and comprehensive income for each of the years in the three-year period ended December 31, 2005, restated to reflect the impact of the effect of the acquisition of entities under common control which is accounted for at historical cost in a manner similar to the pooling of interests method, with financial data of previously separate entities combined, under US GAAP and other differences between IFRS and US GAAP.

      Condensed combined balance sheets

                                                            As of December 31,
                                          -------------------------------------------------------
                                                        2005                        2004
                                          -----------------------------------  ------------------
                                                RMB                US$                RMB
   ASSETS

Non-current assets
   Property, plant and equipment, net        74,554,743         9,238,277          64,561,441
   Investments in associates                  4,314,634           534,638           4,037,852

   Land use rights                            1,150,420           142,552           1,029,167
   Available-for-investment                   1,033,225           128,030             254,990
   Other non-current assets                     336,379            41,680             382,077
   Deferred income tax assets                   200,076            24,792             219,525
   Goodwill                                     136,053            16,859              78,448
                                          -----------------  ----------------  ------------------

         Total non-current assets            81,725,530        10,126,828          70,563,500
                                          -----------------  ----------------  ------------------

Current assets
   Inventories, net                           2,311,357           286,406           1,486,206
   Other receivables and assets, net            855,952           106,063             861,139
   Accounts receivable, net                   6,022,426           746,255           5,542,775
   Due from HIPDC                                21,847             2,707                   -
   Due from other related parties                     -                 -              14,970
   Current portion of deferred
      income  tax assets                         87,049            10,787              94,966
   Restricted cash                              201,276            24,941             202,688

   Temporary cash investments                     2,652               329              12,641
   Cash and cash equivalents                  2,647,665           328,079           2,862,235
                                          -----------------  ----------------  ------------------

      Total current assets                   12,150,224         1,505,567          11,077,620
                                          -----------------  ----------------  ------------------

      Total assets                           93,875,754        11,632,395          81,641,120
                                          =================  ================  ==================

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMBor US$ unless otherwise stated)

41.   US GAAP INFORMATION (CONT'D)

      Condensed combined balance sheets (cont'd)

                                                                     As of December 31,
                                                   --------------------------------------------------------
                                                                  2005                         2004
                                                   ------------------------------------- ------------------
                                                         RMB                US$                RMB

EQUITY AND LIABILITIES
    Paid-in capital                                    12,055,383         1,493,815         12,055,383
   Additional paid-in capital and other
     additional capital                                17,337,991         2,148,397         17,295,916
    Retained earnings                                   6,426,271           796,296          6,035,192
    Accumulated other comprehensive income                636,964            78,928                  -
                                                   ------------------ ------------------ ------------------

Shareholders' equity                                   36,456,609         4,517,436         35,386,491
                                                   ------------------ ------------------ ------------------

Minority interests                                      4,954,726           613,953          4,126,923
                                                   ------------------ ------------------ ------------------

 NON-CURRENT LIABILITIES
   Long-term loans from a shareholder                   2,800,000           346,955            800,000
   Long-term bank loans                                25,711,255         3,185,950         21,643,541
   Other long-term loans                                  351,009            43,494            585,124
   Deferred income tax liabilities                        319,324            39,568            168,101
   Other non-current liabilities                          168,328            20,859             89,966
                                                   ------------------ ------------------ ------------------

       Total non-current liabilities                   29,349,916         3,636,826         23,286,732
                                                   ------------------ ------------------ ------------------

 CURRENT LIABILITIES
   Accounts payable and other liabilities               6,905,240           855,647          5,134,783
   Dividends payable to shareholders of the
     Company                                                    -                 -              8,250
   Taxes payable                                        1,131,284           140,180          1,210,153
   Due to Huaneng Group                                    50,720             6,285             62,919
   Due to HIPDC                                            53,230             6,596          1,258,799
   Due to other related parties                            29,620             3,670             13,426
   Staff welfare and bonus payables                       251,949            31,220            275,602
   Short-term bonds                                     4,938,250           611,912                  -
   Short-term loans                                     6,580,870           815,453          8,593,300
   Current portion of long-term bank loans              2,653,339           328,782          1,971,021
   Current portion of other long-term loans               512,640            63,523            312,721
    Current portion of deferred income tax
      liabilities                                           7,361               912                  -
                                                   ------------------ ------------------ ------------------

       Total current liabilities                       23,114,503         2,864,180         18,840,974
                                                   ------------------ ------------------ ------------------

       Total equity and liabilities                    93,875,754        11,632,395         81,641,120
                                                   ================== ================== ==================

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMBor US$ unless otherwise stated)

41.   US GAAP INFORMATION (CONT'D)

      Condensed combined statements of income

                                                                      For the year ended December 31,
                                                   ----------------------------------------------------------------------
                                                                2005                       2004              2003
                                                   ---------------------------------  -----------------  ----------------
                                                        RMB               US$              RMB                RMB

      Operating revenue                               40,190,004        4,980,051         35,181,649        30,494,213

      Sales tax                                         (113,475)         (14,061)           (72,933)          (67,367)

      Operating expenses
          Fuel                                       (21,202,952)      (2,627,314)       (16,556,803)      (11,403,228)
          Maintenance                                 (1,165,374)        (144,405)        (1,035,045)       (1,194,994)
          Depreciation                                (5,696,142)        (705,824)        (5,413,807)       (5,626,729)
          Labor                                       (2,513,457)        (311,449)        (2,178,940)       (1,856,980)

          Service fees to HIPDC                         (141,102)         (17,484)          (133,609)         (230,792)
          Income tax expenses                         (1,179,007)        (146,094)        (1,264,640)       (1,408,125)
          Others                                      (1,438,635)        (178,266)          (946,782)       (1,111,246)
                                                   ----------------   --------------  -----------------  ----------------

             Total operating expenses                (33,336,669)      (4,130,836)       (27,529,626)      (22,832,094)
                                                   ----------------   --------------  -----------------  ----------------

      Income before financial expenses                 6,739,860          835,154          7,579,090         7,594,752
                                                   ----------------   --------------  -----------------  ----------------

          Interest income                                 53,685            6,652             58,986            68,060
          Interest expenses                           (1,457,490)        (180,601)        (1,235,426)       (1,382,723)
          Bank charges and exchange gain /
          (losses), net                                  241,691           29,948           (107,492)         (198,257)
                                                    ----------------   --------------  -----------------  ----------------

             Total financial expenses, net            (1,162,114)        (144,001)        (1,283,932)       (1,512,920)
                                                   ----------------   --------------  -----------------  ----------------

      Share of profit of associates                      652,691           80,877            465,440           266,761

      Minority interests                                (800,512)         (99,194)          (721,169)         (450,013)
                                                   ----------------   --------------  -----------------  ----------------

      Net profit attributable to the shareholders      5,429,925          672,836          6,039,429         5,898,580
                                                   ================   ==============  =================  ================

      Basic earnings per ordinary share under US
          GAAP (RMB) (Notes i, ii)                          0.45                                0.50              0.49
                                                   ================                   =================  ================

      Basic earnings per American Depository
          Shares ("ADS") under US GAAP (RMB)
          (Notes i, ii)                                    18.02                               20.04             19.60
                                                   ================                   =================  ================

      Diluted earnings per ordinary share under
          US GAAP (RMB) (Notes i, ii)                       0.45                                0.50              0.49
                                                   ================                   =================  ================

      Diluted earnings per ADS under US GAAP
          (RMB) (Notes i, ii)                              18.02                               20.02             19.57
                                                   ================                   =================  ================


      (Note i ) Earning per ordinary shares and per equivalent ADS were calculated by dividing the net profit for the financial year under US GAAP by the weighted average number of ordinary shares and ADS in issue during the financial year. On a diluted basis, both net profit for the financial year and the weighted average number of ordinary shares and ADS outstanding for the financial year were adjusted on the assumption that the convertible notes had been fully converted at the beginning of the year.

      (Note ii) As the number of ordinary Shares and equivalent ADS outstanding increased as a result of a stock split in 2004, the computation of basic and diluted earnings per share and equivalent ADS have been adjusted retroactively for the proportional change in the number of ordinary shares and equivalent ADS outstanding for all the periods presented to reflect the stock split.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

41.   US GAAP INFORMATION (CONT'D)

      Condensed combined statements of changes in shareholders' equity

     Balance as of January 1, 2003                                                                31,627,429

     Dividends relating to 2002                                                                   (2,049,408)

     Net profit attributable to shareholders for the year ended
        December 31, 2003                                                                          5,898,580

     Conversion of convertible notes to new ordinary shares                                          165,548

     Net deemed capital distribution to Huaneng Group arising from the acquisition of the equity interests of Qinbei Power
        Company, Yushe Power Company and Xindian Power Plant                                        (506,664)

     Contribution from Huaneng Group                                                                 198,327

     Distribution to HIPDC                                                                           454,927

     Capital contribution from HIPDC arising from housing benefits
        provided by HIPDC                                                                             26,152
                                                                                          ---------------------

     Balance as of December 31, 2003                                                              35,814,891

     Dividends relating to 2003                                                                   (3,013,836)

     Net profit attributable to shareholders for the year ended
        December 31, 2004                                                                          6,039,429

     Conversion of convertible notes to new ordinary shares                                              124

     Net deemed capital distribution to Huaneng Group arising from
        the acquisition of Jinggangshan Power Plant                                                 (573,534)

     Net deemed capital distribution to HIPDC arising from the acquisition of
        Luohuang Power Company, Yueyang Power Company
        and Yingkou Power Plant                                                                   (2,564,000)

     Contribution from Huaneng Group                                                                (354,470)

     Contribution from HIPDC                                                                          11,735

     Capital contribution from HIPDC arising from housing benefits
        provided by HIPDC                                                                             26,152
                                                                                          ---------------------

     Balance as of December 31, 2004                                                              35,386,491

     Dividends relating to 2004                                                                   (3,013,846)

     Net profit attributable to shareholders for the year ended
        December 31, 2005                                                                          5,429,925

     Net deemed capital distribution to Huaneng Group arising from the acquisitions of Sichuan Hydropower and Pingliang Power
        Company                                                                                   (2,025,000)

     Capital contribution from HIPDC arising from housing benefits
        provided by HIPDC                                                                             26,152

     Dividend waived by a shareholder of an associate                                                 15,923

     Fair value gains from an available-for-sale investment, net of
        tax                                                                                          636,964
                                                                                          ---------------------

     Balance as of December 31, 2005                                                              36,456,609
                                                                                          =====================

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

41.  US GAAP INFORMATION (CONT'D)

     Condensed combined statements of cash flows


                                                                   For the year ended December 31,
                                                        -------------------------------------------------------
                                                                  2005              2004                2003
                                                        ------------------ ----------------  ------------------

      Net cash provided by operating activities              9,313,657        11,028,971          12,284,122

      Net cash used in investing activities                (14,587,880)      (13,067,191)         (7,708,774)

      Net cash provided by / (used in) financing
         activities                                          5,059,653           226,001          (3,753,866)
                                                        ------------------ ----------------  ------------------

      Net (decrease) / increase in cash and cash
         equivalents                                          (214,570)       (1,812,219)            821,482

      Cash and cash equivalents, beginning of the
         year                                                2,862,235         4,674,454           3,852,972
                                                        ------------------ ----------------  ------------------

      Cash and cash equivalents, end of the year             2,647,665         2,862,235           4,674,454
                                                        ================== ================  ==================

      Statement of comprehensive income

                                                                                            For the year
                                                                                          ended December
                                                                                                31, 2005
                                                                                       --------------------

      Net profit attributable to the shareholders                                               5,429,925
                                                                                       --------------------

      Unrealized holding gains arising during the year                                            749,369

      Related income tax expense                                                                 (112,405)
                                                                                       --------------------

      Other comprehensive income, net of tax                                                      636,964
                                                                                       --------------------

      Comprehensive income                                                                      6,066,889
                                                                                       ====================


      For the years ended December 31, 2004 and 2003, apart from net income, there was no other comprehensive income which should be included in the statements of comprehensive income.

      New accounting pronouncements

      In 2004 and 2005, the Financial Accounting Standard Board ("FASB") issued SFAS 153, Exchange of Nonmonetary Assets, and SFAS 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3.

      SFAS 153 amends APB Opinion No. 29 on Accounting for Nonmonetary Transactions, to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception of exchanges of nonmonetary assets that do not have commercial substance. It defines a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Management considered the effects of adoption SFAS 153 and does not expect any material impact on the financial statements.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

41.   US GAAP INFORMATION (CONT'D)

      New accounting pronouncements (cont'd)

      SFAS 154 requires retrospective application to prior periods' financial statements of changes in accounting principle and applies to all voluntary changes in accounting principle instead of including in net income of the period of the change the cumulative effect of changing to the new accounting principle governed previously by APB Opinion No. 20 and SFAS 3, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change, while SFAS 154 states the guidance for dealing with the impracticable situation above. SFAS 154 requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle should be recognized in the period of the accounting change. SFAS 154 also requires that a change in depreciation, amortization, or depletion method for long-lived, nonfinancial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. SFAS 154 shall be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Management considered the effects of adopting SFAS 154 and does not expect any material impact on the financial statement.