Form 20-F
period 2006-12-31
HUANENG POWER INTERNATIONAL INC
filed 2007-04-16
CIK 929058

HUANENG POWER INTERNATIONAL, INC.











                             [LOGO GRAPHIC OMITTED]




                           Annual Report On Form 20-F
                                      2006

     As filed with the Securities and Exchange Commission on April 16, 2007
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 20-F
(Mark One)

  [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
      EXCHANGE ACT OF 1934
                                       OR
  |X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE
      ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006
                                       OR
  [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES
      EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM ____ TO ____
                                       OR
  [ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934

Date of event requiring this shell company report ...................


      For the transaction period form ____________ to __________


                        Commission file number: 1-13314
                        -------------------------------


                        HUANENG POWER INTERNATIONAL, INC.
             (Exact name of Registrant as specified in its charter)


                           PEOPLE'S REPUBLIC OF CHINA
                 (Jurisdiction of incorporation or organization)


                     WEST WING, BUILDING C, TIANYIN MANSION,
          2C, FUXINGMENNAN STREET, BEIJING, PEOPLE'S REPUBLIC OF CHINA
                    (Address of principal executive offices)


                Securities registered or to be registered pursuant to Section 12(b) of the Act.

                                                         Name of each exchange
 Title of Each Class                                      on which registered
 -------------------                                      -------------------
Ordinary American Depositary Shares.................... New York Stock Exchange
Overseas Listed Foreign Shares of RMB 1.00 each........ New York Stock Exchange*


 Securities registered or to be registered pursuant to Section 12(g) of the Act.

                                      NONE
                                (Title of Class)
                         ______________________________

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
                                      NONE
                                (Title of Class)
                         ______________________________

         Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

     Domestic Shares of RMB 1.00 each.........................    9,000,000,000
     Overseas Listed Foreign Shares of RMB 1.00 each..........    3,055,383,440

         Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
                    Yes  |X|            No  [ ]

         If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
                    Yes  [ ]            No  |X|

         Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                    Yes  |X|            No  [ ]
         Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer |X|   Accelerated filer [ ]    Non-accelerated filer [ ]

         Indicate by check mark which financial statement item the registrant has elected to follow.
                    Item 17  |X|        Item 18  [ ]

         If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
                    Yes  [ ]            No  |X|
_______________
* Not for trading, but only in connection with the registration of American Depositary Shares.


                                                     TABLE OF CONTENTS

                                                                                                               Page
                                                                                                               ----
PART I.
         ITEM 1   Identity of Directors, Senior Management and Advisers...........................................1
         ITEM 2   Offer Statistics and Expected Timetable.........................................................1
         ITEM 3   Key Information.................................................................................1
                  A.       Selected financial data................................................................1
                  B.       Capitalization and indebtedness........................................................3
                  C.       Reasons for the offer and use of proceeds..............................................3
                  D.       Risk factors...........................................................................3
         ITEM 4   Information on the Company......................................................................8
                  A.       History and development of the Company.................................................8
                  B.       Business overview......................................................................8
                  C.       Organizational structure..............................................................15
                  D.       Property, plants and equipment........................................................17
         ITEM 4A  Unresolved Staff Comments......................................................................29
         ITEM 5   Operating and financial review and prospects...................................................29
                  A.       General...............................................................................29
                  B.       Operating results.....................................................................30
                  C.       Financial position....................................................................38
                  D.       Liquidity and cash resources..........................................................40
                  E.       Trend information.....................................................................44
                  F.       Employee benefits.....................................................................45
                  G.       Guarantee on loans and restricted assets..............................................45
                  H.       Off-balance sheet arrangements........................................................45
                  I.       Performance of significant investments and their prospects............................45
                  J.       Tabular disclosure of contratual obligations and commercial commitments...............46
         ITEM 6   Directors, Senior Management and Employees.....................................................46
                  A.       Directors, members of the supervisory committee and senior management.................46
                  B.       Compensation for directors, supervisors and executive officers........................50
                  C.       Board practice........................................................................51
                  D.       Employees.............................................................................52
                  E.       Share ownership.......................................................................53
         ITEM 7   Major Shareholders and Related Party Transactions..............................................53
                  A.       Major shareholders....................................................................53
                  B.       Related party transactions............................................................54
                  C.       Interests of experts and counsel......................................................63
         ITEM 8   Financial Information..........................................................................63
                  A.       Consolidated statements and other financial information...............................63
                  B.       Significant changes...................................................................63
         ITEM 9   The Offer and Listing..........................................................................64
                  A.       Offer and listing details and markets.................................................64
         ITEM 10  Additional Information.........................................................................65
                  A.       Share capital.........................................................................65
                  B.       Memorandum and articles of association................................................65
                  C.       Material contracts....................................................................71
                  D.       Exchange controls.....................................................................71
                  E.       Taxation..............................................................................72
                  F.       Dividends and paying agents...........................................................76
                  G.       Statement by experts..................................................................76
                  H.       Documents on display..................................................................77
                  I.       Subsidiary information................................................................77
                  J.       Comparison of New York Stock Exchange corporate governance rules and
                           China corporate governance rules for listed companies.................................77
         ITEM 11  Quantitative and Qualitative Disclosures About Market Risk ....................................79
         ITEM 12  Description of Securities Other than Equity Securities.........................................81
PART II.
         ITEM 13  Defaults, Dividend Arrearages and Delinquencies................................................81
         ITEM 14  Material Modifications to the Rights of Security Holders and Use of Proceeds...................81

         ITEM 15  Controls and Procedures........................................................................81
         ITEM 16  Reserved ......................................................................................82
         ITEM 16A Audit Committee Financial Expert...............................................................82
         ITEM 16B Code of Ethics.................................................................................82
         ITEM 16C Principal Accountant Fees and Services.........................................................82
         ITEM 16D Exemptions from the Listing Standards for Audit Committees.....................................83
         ITEM 16E Purchases of Equity Securities by the Issuer and Affiliated Purchasers.........................83
         ITEM 17  Financial Statements...........................................................................83
         ITEM 18  Financial Statements...........................................................................84
         ITEM 19  Exhibit .......................................................................................84

                                  INTRODUCTION


We maintain our accounts in Renminbi yuan ("Renminbi" or "RMB"), the lawful currency of the People's Republic of China (the "PRC" or "China"). References herein to "US$" or "US Dollars" are to United States Dollars, and references to "HK$" are to Hong Kong Dollars. References to ADRs and ADSs are to American Depositary Receipts and American Depositary Shares, respectively. Translations of amounts from Renminbi to US Dollars are solely for the convenience of the reader. Unless otherwise indicated, any translations from Renminbi to US Dollars or from US Dollars to Renminbi were translated at the average rate announced by the People's Bank of China (the "PBOC Rate") on December 31, 2006 of US$1.00 to RMB 7.8087. No representation is made that the Renminbi or US Dollar amounts referred to herein could have been or could be converted into US Dollars or Renminbi, as the case may be, at the PBOC Rate or at all.


References to "A Shares" are to common tradable shares issued to domestic shareholders.


References to the "central government" refer to the national government of the PRC and its various ministries, agencies and commissions.


References to the "Company", "we", "our" and "us" include, unless the context requires otherwise, Huaneng Power International, Inc. and the operations of our power plants and our construction projects.


References to "HIPDC" are to Huaneng International Power Development Corporation and, unless the context requires otherwise, include the operations of the Company prior to the formation of the Company on June 30, 1994.


References to "Huaneng Group" are to China Huaneng Group.


References to the "key contracts" refer to coal purchase contracts entered into between the Company and coal suppliers for the amount of coals at the annual national coal purchase conferences attended by, among others, representatives of power companies, coal suppliers and railway authorities. These conferences were coordinated and sponsored by National Development and Reform Commission ("NDRC"). The Company enjoys priority railway transportation services with respect to coal purchased under such contracts.


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


References to "power companies" or "our power companies" are to the power companies in which we hold minority equity interests.


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

ITEM 2   Offer Statistics and Expected Timetable

             Not applicable.

ITEM 3   Key Information

A.       Selected financial data

             Our consolidated balance sheet data as of December 31, 2006 and 2005 and the consolidated income statement and cash flow data for each of the years in the three-year period ended December 31, 2006 are derived from the historical financial statements included herein. Our consolidated balance sheet data as of December 31, 2004, 2003 and 2002 and income statement and cash flow data for each of the years in the two-year period ended December 31, 2003, are derived from the historical financial statements not included herein. The Selected Financial Data should be read in conjunction with the consolidated financial statements and "Item 5 - Operating and Financial Review and Prospects". The financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") which differ from the generally accepted accounting principles in the United States of America ("US GAAP").

             In accordance with IFRS, we have adopted the acquisition method to account for our acquisitions of power plants. Accordingly, the consolidated financial statements and, except as otherwise noted, all other IFRS financial information presented in this Annual Report, include the results of these power plants, only from the respective dates of acquisition. In contrast, under US GAAP, our acquisitions of those power plants stated in Note 38 to the Financial Statements, are considered as combination of entities under common control and the acquired assets and liabilities are accounted for at historical cost in a manner similar to pooling of interests method. Accordingly, the consolidated financial statements for all periods presented have been retroactively restated as if the current structure and operations had been in existence since inception. The differences between IFRS and US GAAP that would have impact on the net income for each of the years in the three-year period ended December 31, 2006 and the equity as of December 31, 2006 and 2005 are set forth in Note 38 to the Financial Statements. The Selected Financial Data may not be indicative of future earnings, cash flows or financial position.


                                                                     Year Ended December 31,
                                        ----------------------------------------------------------------------------------
                                        2002           2003            2004           2005           2006           2006
                                        ----           ----            ----           ----           ----           ----
RMB and US Dollars in thousands         (RMB)          (RMB)          (RMB)           (RMB)          (RMB)        (US$)(1)
except per share data


INCOME STATEMENT DATA
IFRS

Operating revenue.................   18,512,585     23,433,572      30,150,602     40,190,004     44,301,403      5,673,339
Sales tax.........................
                                        (38,116)       (45,335)        (32,324)      (113,475)      (148,057)       (18,960)
Operating expenses...............   (12,896,455)   (16,315,075)    (23,200,088)   (33,067,563)   (35,594,935)    (4,558,369)
                                    -----------    -----------     -----------    -----------    -----------     ----------

Profit from operations............    5,578,014      7,073,162       6,918,190      7,008,966      8,558,411      1,096,010
Total financial expenses, net.....     (510,265)      (544,285)       (739,784)    (1,124,391)    (1,471,304)      (188,419)



                                                                     Year Ended December 31,
                                        ----------------------------------------------------------------------------------
                                        2002           2003            2004           2005           2006           2006
                                        ----           ----            ----           ----           ----           ----
RMB and US Dollars in thousands         (RMB)          (RMB)          (RMB)           (RMB)          (RMB)        (US$)(1)
except per share data


INCOME STATEMENT DATA (Cont'd)
IFRS


Investment income, net............        1,288         10,705          20,554         60,872        128,595         16,468
Share of (loss) / profit of
  associates......................      (16,204)       160,509         312,037        644,376        790,629        101,250
Other income, net.................           --         12,070          18,666          2,385         10,442          1,337
                                      ---------      ---------       ---------      ---------      ---------      ---------
Profit before tax.................    5,052,833      6,712,161       6,529,663      6,592,208      8,016,773      1,026,646
Income tax expenses...............     (975,795)    (1,097,859)       (948,734)    (1,044,297)    (1,127,699)      (144,415)
                                      ---------     ----------       ---------     ----------     ----------      ---------
Profit for the year...............    4,077,038      5,614,302        5,580,929     5,547,911      6,889,074        882,231
                                      =========     ==========       ==========    ==========     ==========      =========

Attributable to:
Equity holders of the Company.....    3,921,004      5,430,408       5,323,876      4,871,794      6,071,154         777,486
Minority interests................      156,034        183,894         257,053        676,117        817,920         104,745
                                      ---------     ----------       ---------     ----------     ----------      ---------
Net profit........................    4,077,038      5,614,302       5,580,929      5,547,911      6,889,074         882,231
                                      =========     ==========       ==========    ==========     ==========      =========
Basic earnings per share..........         0.33           0.45            0.44           0.40           0.50           0.06
Fully diluted earnings per share..         0.33           0.45            0.44           0.40           0.50           0.06

US GAAP(2)

Operating revenue.................                  30,494,213      35,181,649     40,190,004     44,301,403       5,673,339
Net profit attributable to
  shareholders....................                   5,898,580       6,039,429      5,429,925      6,394,686         818,918
Basic earnings per share..........                        0.49            0.50           0.45           0.53            0.07
Fully diluted earnings per share..                        0.49            0.50           0.45           0.53            0.07


                                                                     As of December 31,
                                        ----------------------------------------------------------------------------------
                                        2002           2003            2004           2005           2006           2006
                                        ----           ----            ----           ----           ----           ----
RMB and US Dollars in thousands         (RMB)          (RMB)          (RMB)           (RMB)          (RMB)        (US$)(1)
except per share data

BALANCE SHEET DATA
IFRS

Current assets..................    7,685,441       8,303,195      9,653,653       12,063,175     13,226,326     1,693,794
Property, plant and equipment,
   net..........................   41,103,468      42,658,365     57,780,410       78,997,297     90,444,225    11,582,495
Available-for-sale investment...      254,990         254,990        254,990        1,033,225      1,458,759       186,812
Investments in associates.......      200,960       2,766,031      4,328,307        4,593,984      5,418,213       693,869
Land use rights and other
   non-current assets...........    1,067,838       1,037,859      1,771,916        2,016,144      2,282,884       292,350
Deferred income tax assets......           --          21,311         97,539           64,075         98,429        12,605
Goodwill........................      126,560         298,876        376,726          671,796        671,796        86,032
Less: negative goodwill.........   (1,978,227)     (1,730,949)    (1,483,670)              --             --            --
                                  -----------     -----------    -----------      -----------    -----------    ----------
Total assets....................   48,461,030      53,609,678     72,779,871       99,439,696    113,600,632    14,547,957
                                  -----------     -----------    -----------      -----------    -----------    ----------
Current liabilities.............   (7,652,216)     (9,242,408)   (16,732,953)     (23,107,142)   (26,504,494)   (3,394,226)
Non-current liabilities.........   (9,482,050)     (9,256,718)   (16,515,006)     (30,188,367)   (36,487,446)   (4,672,666)
                                  -----------     -----------    -----------      -----------    -----------    ----------
Total liabilities...............  (17,134,266)    (18,499,126)   (33,247,959)     (53,295,509)   (62,991,940)   (8,066,892)
                                  -----------     -----------    -----------      -----------    -----------    ----------
Net assets......................   31,326,764      35,110,552     39,531,912       46,144,187     50,608,692     6,481,065
                                  ===========     ===========    ===========      ===========    ===========    ==========
Total equity....................   31,326,764      35,110,552     39,531,912       46,144,187     50,608,692     6,481,065
                                  ===========     ===========    ===========      ===========    ===========    ==========

US GAAP (2)

Total assets....................                                  81,641,120       93,875,754    108,623,537    13,910,579
Total liabilities...............                                 (42,127,706)     (52,464,419)   (62,255,777)   (7,972,618)
Minority interests..............                                  (4,126,923)      (4,954,726)    (6,118,089)     (783,496)
                                                                 -----------      -----------    -----------    ----------
Net assets......................                                  35,386,491       36,456,609     40,249,671     5,154,465
                                                                 ===========      ===========    ===========    ==========
Shareholders' equity............                                  35,386,491       36,456,609     40,249,671     5,154,465
                                                                 ===========      ===========    ===========    ==========


                                                                     Year Ended December 31,
                                        ----------------------------------------------------------------------------------
                                        2002           2003            2004           2005           2006           2006
                                        ----           ----            ----           ----           ----           ----
RMB and US Dollars in thousands         (RMB)          (RMB)          (RMB)           (RMB)          (RMB)        (US$)(1)
except per share data

CASH FLOW DATA
IFRS
Purchase of property,
   plant and equipment..            (1,594,210)    (3,606,704)       (9,877,553)   (13,842,293)    (15,998,575)  (2,048,814)
Net cash provided by
   operating activities.             7,079,718      9,533,289         8,162,701      8,680,850      11,494,713    1,483,026
Net cash (used in) /
   provided by
   investing activities.             1,074,101     (5,225,080)       (13,650,285)  (15,413,369)    (15,915,542)  (2,038,181)
Net cash (used in) /
   provided by
   financing activities.            (7,324,354)    (3,182,162)         3,654,467     7,084,653       4,980,356      637,796

US GAAP (2)

Purchase of property,
    plant and equipment.                           (6,799,560)      (11,876,838)   (14,491,798)    (16,890,223)  (2,163,001)
Net cash provided by
   operating activities.                           12,284,122        11,028,971      9,313,657      12,386,361    1,586,226
Net cash used in
    investing activities                           (7,708,774)      (13,067,191)   (14,587,880)    (16,807,190)  (2,152,367)
Net cash (used in) /
    provided by
    financing activities                           (3,753,866)          226,001      5,059,653       4,980,356      637,796

Other Financial Data
IFRS and US GAAP

Dividend declared per
    share...............                  0.17           0.25               0.25         0.25             0.28         0.04
Number of ordinary
   shares ('000)........            12,000,548     12,055,342         12,055,383   12,055,383       12,055,383   12,055,383

_____________

 (1) The US Dollar data has been translated from RMB solely for convenience at the PBOC Rate on December 31, 2006 of US$1.00 to RMB 7.8087. See "Item 10 Additional Information -- Exchange control for more information on exchange rates between RMB and US Dollars".

(2) The amounts as of December 31, 2006, 2005 and 2004 and for each of the years in the four-year period ended December 31, 2006 are presented to reflect the acquisitions of the power plants in a manner similar to pooling of interests method as well as the effects of other differences between IFRS and US GAAP. The information as of December 31, 2003 and 2002 and for the year ended December 31, 2002 is omitted because such selected financial data cannot be provided on a restated basis without unreasonable effort.

B.       Capitalization and indebtedness

             Not applicable.

C.       Reasons for the offer and use of proceeds

             Not applicable.

D.       Risk factors

Risks relating to our business and the PRC's power industry

Government regulation of on-grid power tariffs and other aspects of the power industry may adversely affect our business

             Similar to electric power companies in other countries, we are subject to governmental and electric grid regulations in virtually all aspects of our operations, including the amount and timing of electricity generations, the setting of on-grid tariffs, the performance of scheduled maintenance and compliance with power grid control and dispatch directives and environment protection. There can be no assurance that these regulations will not change in the future in a manner which could adversely affect our business.

             The on-grid tariffs for our planned output are subject to a review and approval process involving the NDRC and the relevant provincial government. Prior to April 2001, the on-grid tariffs of our planned output were designed to enable us to recover all operating and debt servicing costs and to earn a fixed rate of return. Since April 2001, however, the PRC government has started to gradually implement a new on-grid tariff-setting mechanism based on the operating terms of power plants as well as the average costs of comparable power plants. Pursuant to the NDRC circular issued in June 2004, the on-grid tariffs for our newly built power generating units commencing operation from June 2004 have been set on the basis of the average social cost of comparable units adding tax and reasonable return in the regional grid. Any future reductions in our tariffs, or our inability to raise tariffs (for example, to cover any increased costs we may have to incur) as a result of the new on-grid tariff-setting mechanism, may adversely affect our revenue and profit.

             In addition, the PRC government started in 1999 to experiment with a program to effect power sales through competitive bidding in some of the provinces where we operate our power plants. The on-grid tariffs for power sold through competitive bidding are generally lower than the pre-approved on-grid tariffs for planned output. Although the power sales through competitive bidding in the last few years constituted only a small fraction of our total output, the PRC government is in the process of gradually expanding the program with a view to create a market-oriented electric power industry. Any increased power sales through competitive bidding may reduce our on-grid tariffs and adversely affect our revenue and profits.

             The on-grid tariff-setting mechanism is evolving with the reforming of the PRC electric power industry. There is no assurance that it will not change in a manner which could adversely affect our business and results of operations. See "Item 4 Information of the Company - B Business Overview - Pricing Policy".

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

We are effectively controlled by Huaneng Group and HIPDC, whose interests may differ from those of our other shareholders

             Huaneng Group and HIPDC currently directly hold 8.75% and 42.03% of our total outstanding shares respectively. As Huaneng Group is HIPDC's parent company, they may exert effective control over us in concert. Their interests may sometimes conflict with those of our other minority shareholders. There is no assurance that Huaneng Group and HIPDC will always vote their shares, or direct the directors nominated by them to act in a way that will benefit our other minority shareholders.

Disruption in coal supply and its transportation as well as increase in coal price may adversely affect the normal operation of our power plants

             Almost all of our power plants are fueled by coal. We have obtained coal for our power plants through a combination of purchases pursuant to the key contracts and purchases in the open market. Although we have received sufficient and timely coal supply and transportation services for our operations and have not experienced shutdowns or reduced electricity generation caused by inadequate coal supply or transportation services, there can be no assurance that, in the event of national coal supply shortfalls, our operations will not be adversely affected.

             In addition, our results of operation are sensitive to the fluctuation of coal price. Since 2003, the continuous increase of coal price has increased our costs substantially and caused our profits to decline. Although the government has established a coal-electricity price linkage mechanism to allow power generation companies to increase their power tariffs to respond to the increase of coal price, the implementation of the mechanism involves significant uncertainties. There is no assurance that we will be able to adjust our power tariff to pass on the increase of coal price to our customers. For a detailed discussion of the coal-electricity price linkage mechanism, see "Item 4 Information of the Company-B Business Overview - Pricing Policy".

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

             We currently maintain insurance coverage that is typical in the electric power industry in the PRC and in amounts that we believe to be adequate. Such insurance, however, may not provide adequate coverage in certain circumstances. In particular, in accordance with industry practice in the PRC, we do not generally maintain business interruption insurance, or any of third party liability insurance other than that included in construction all risks insurance or erection all risks insurance to cover claims in respect of bodily injury or property or environment damage arising from accidents on our property or relating to our operation. Although each of our power plants has a good record of safe operation, there is no assurance that the afore-mentioned accidents will not occur in the future.

If the PRC government adopts new and stricter environmental laws and additional capital expenditure is required for complying with such laws, the operation of our power plants may be adversely affected and we may be required to make more investment in compliance with these environmental laws

             Our power plants, like all coal-fired power plants, discharge pollutants into the environment. We are subject to central and local government environmental protection laws and regulations, which currently impose base-level discharge fees for various polluting substances and graduated schedules of fees for the discharge of waste substances. These laws and regulations impose fines for violations of laws, regulations or decrees and provide for the possible closure by the central government or local government of any power plant which fails to comply with orders requiring it to cease or cure certain activities causing environmental damage.

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

Our business benefits from certain PRC government tax incentives. Expiration of, or changes to, the incentives could adversely affect our operating results

             According to the relevant income tax law, foreign invested enterprises are, in general, subject to statutory income tax of 33% (30% enterprise income tax and 3% local income tax). If these enterprises are located in certain specified locations or cities, or are specifically approved by State Tax Bureau, a lower tax rate would be applied. Effective from January 1, 1999, in accordance with the practice notes on the PRC income tax laws applicable to foreign invested enterprises investing in energy and transportation infrastructure businesses, a reduced enterprise income tax rate of 15% (after the approval of State Tax Bureau) is applicable across the country. We applied this rule to all of our wholly owned operating power plants after obtaining the approval of State Tax Bureau. In addition, certain power plants are exempted from enterprise income tax for two years starting from the first profit-making year, after offsetting all tax losses carried forward from the previous years (at most of five years), followed by a 50% reduction of the applicable tax rate for the next three years. The statutory income tax is assessed individually based on each of their results of operations.

             On March 16, 2007, the Corporate Income Tax Law of PRC, or the New Corporate Income Tax Law, was enacted, which will become effective on January 1, 2008. The New Corporate Income Tax Law will impose a uniform income tax rate of 25% for domestic enterprises and foreign invested enterprises. Therefore, our power plants currently subject to a 33% income tax rate may be subject to a lower tax rate of 25% starting on January 1, 2008. With regard to our power plants currently entitled to a reduced enterprise income tax rate of 15%, their effective tax rate may be gradually increased to 25% within a five-year transition period commencing on January 1, 2008. Accordingly, the effective tax rate of our wholly-owned power plants may increase over time. In addition, although our power plants currently entitled to tax exemption and reduction under the current income tax laws and regulations may continue to enjoy such preferential treatments until the expiration of the same, newly established power plants may not be able to benefit from such tax incentives after the New Corporate Income Tax Law becomes effective, unless they can satisfy specific qualifications, if any, provided by then effective laws and regulations on preferential tax treatment.

             The State Council of PRC is in the process of formulating detailed rules and regulations for the implementation of the New Corporate Income Tax Law. Given that there are a number of uncertain factors involved in the implementation of the New Corporate Income Tax Law, we are currently unable to accurately evaluate its impact on us. However, the increase of applicable income tax rate and elimination of the preferential tax treatment with regard to certain of our power plants may adversely affect our financial condition and results of operations. Moreover, our historical operating results may not be indicative of our operating results for future periods as a result of the expiration of the tax benefits currently available to us.]

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

             The value of the Renminbi against the US dollar and other currencies may fluctuate and is affected by, among other things, changes in China's political and economic conditions. The conversion of Renminbi into foreign currencies, including US dollars, has historically been set by the People's Bank of China. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the US dollar. Under the new policy, the Renminbi is permitted to fluctuate within a band against a basket of certain foreign currencies. This change in policy resulted initially in an approximately 2.0% appreciation in the value of the Renminbi against the US dollar. Since the adoption of this new policy, the value of Renminbi against the US dollar has fluctuated on a daily basis within narrow ranges, but overall has further strengthened against the US dollar. There remains significant international pressure on the PRC government to further liberalize its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the US dollar. However, there is no assurance that there will not be a devaluation of Renminbi in the future. If there is such devaluation, our debt servicing cost will increase and the return to our overseas investors may decrease.

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

Risks relating to the PRC

China's economic, political and social conditions as well as government policies could significantly affect our business

             All of our business, assets and operations are located in China. The economy of China differs from the economies of most developed countries in many respects, including government involvement, level of development, economy growth rate, control of foreign exchange, and allocation of resources.

             The economy of China has been transitioning from a planned economy to a more market oriented economy. Although the majority of productive assets in China are still owned by the PRC government at various levels, in recent years the PRC government has implemented economic reform measures emphasizing utilization of market forces in the development of the economy of China and a high level of management autonomy. Some of these measures will benefit the overall economy of China, but may have a negative effect on us. For example, our operating results and financial condition may be adversely affected by changes in taxation, changes in power tariff for our power plants, changes in the usage and costs of state controlled transportation services, and changes in state policies affecting the power industry.

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

ITEM 4   Information on the Company

A.       History and development of the Company

             Our legal and commercial name is Huaneng Power International, Inc. Our head office is at West Wing, Building C, Tianyin Mansion, 2C, Fuxingmennan Street, Beijing, People's Republic of China and our telephone number is (8610) 66491999. We were established in June 1994 as a company limited by shares organized under the laws of the People's Republic of China.

             On April 19, 2006, we carried out the reform to convert all non-tradable domestic shares to tradable domestic shares. According to the reform plan, Huaneng Group and HIPDC offered three shares to each holder of A Shares for every ten shares held by them. The total number of shares offered in connection with the reform was 15,000,000 shares. As a result, all non-tradable domestic shares were permitted to be listed on stock exchange for trading with certain selling restrictions. The period of selling restrictions is sixty months for the non-tradable shares held by Huaneng Group and HIPDC, and one year for the non-tradable shares held by others starting from April 19, 2006. The reform did not affect the rights of shareholders of our overseas listed foreign shares.

             On September 28, 2006, we entered into an assets transfer agreement with Huaneng Group. Pursuant to the agreement, we agreed to acquire 5% equity interests of Huaneng Qinbei Power Plant ("Qinbei Power Plant") for a consideration of RMB 65.75 million. As a result of the acquisition, we held 60% equity interests of Qinbei Power Plant.

             On September 28, 2006, we entered into an additional capital contribution agreement with Huaneng Group and Huaneng Sichuan Hydropower Company ("Sichuan Hydropower"). Pursuant to the agreement, Huaneng Group unilaterally injected additional capital of RMB 615 million in Sichuan Hydropower. Consequently, the shareholdings of Huaneng Group in Sichuan Hydropower increased from 40% to 51%; and our shareholdings decreased from 60% to 49% from January 1, 2007. As Sichuan Hydropower is currently controlled by Huaneng Group, its accounts will no longer be consolidated in our financial statements starting from 2007.

             See "Item 5 Operating and Financial Review and Prospects -- Liquidity and Cash Resources" for a description of our principal capital expenditures since the beginning of the last three financial years.

B.       Business overview

             We are one of China's largest independent power producers based on the total attributable generation capacity of 28,187 MW as of April 6, 2007. We wholly own 17 operating power plants and have controlling interests in 12 operating power plants and minority interests in 5 operating power companies. Our power plants are located in 12 of China's provinces: Liaoning, Hebei, Shanxi, Shandong, Henan, Fujian, Jiangsu, Zhejiang, Guangdong, Jiangxi, Gansu, Hunan and in Shanghai and Chongqing Municipalities. In 2006, our power plants had an average availability factor of 93.61% and an average capacity factor of 66.88%. We also have 8,800 MW total generation capacity of construction projects in the same areas. We believe that these areas where our power plants are located present greater potential for increasing demand for electricity and enjoy the most favorable conditions for running power plants.

             In 2006, we achieved the best performance in respect of projects development and construction since our formation. 18 new coal-fired and hydro-power generating units were put into commercial operations with a total installed capacity of 7,150 MW. Among them, the power generating unit I at Huaneng Yuhuan Power Plant ("Yuhuan Power Plant"), which commenced commercial operation on November 28, 2006 six months ahead of schedule, was the first 1,000 MW ultra-supercritical coal-fired power generating unit in China. On December 30, 2006, the power generating unit II was also put into operations, and Yuhuan Power Plant became the first 1,000 MW-level ultra-supercritical coal-fired power plant in China. The operations of Yuhuan Power Plant marked that we are in forefront of the ultra-supercritical coal-fired power generation technology in the world.

             In 2006, we achieved good results on safe, reliable and increased power generation. Our total power generation reached 159.9 billion kWh, representing an increase of 6.24% from 2005. Although the average utilization hours of our coal-fired generating units were decreased to 6,045 hours in 2006 by 203 hours from 2005, they were still 412 hours above the industry average and remained at the highest level among power generation companies in China.

             In 2006, we continue to take various measures to control our fuel cost, and achieved good results in respect of coal purchase and transportation, quality control and inventory enhancement. The coal purchase under key contracts accounted for 62% of our total coal purchases, representing an increase of 7% from 2005. Our average unit fuel cost for power output increased by 0.75% from 2005.

             In 2006, the NDRC reactivated the coal-electricity price linkage mechanism to increase on-grid tariff and end-user tariff in the northeastern region, central region, eastern region, northwestern region and southern region. We accordingly increased the on-grid tariffs of most of our power plants in these regions, and relieved the pressures due to the rising coal price.

             To maintain our leading position among independent power producers and to enhance shareholders' value, we will focus on more efficient operation of our current power plants and aggressively pursue our development strategy. Our development strategy is to place equal emphasis on acquisition and development, on greenfield and expansion plants, on coal-fuel and other feasible fuel sources, and on domestic and foreign resources.

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

Opportunity identification and feasibility study

             We initially identify an area in which additional electric power is needed by determining its existing installed capacity and projected demand for electric power. The initial assessment of a proposed power plant involves a preliminary feasibility study. The feasibility study examines the proposed power plant's land use requirements, access to a power grid, fuel supply arrangements, availability of water, local requirements for permits and licenses and the ability of potential customers to afford the proposed power tariff. To determine projected demand, factors such as economic growth, population growth and industrial expansion are used. To gauge the expected supply of electricity, the capacities of existing plants and plants under construction or development are studied.

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

             In January 2007, the Office of the National Energy Leading Group and the NDRC with the approval of the State Council jointly issued the opinions to accelerate shutdowns of small coal-fired generating units. Power generation companies are encouraged to close small coal-fired generating units and replace them with newly built large units, and their new projects may be granted priority in the confirmation and registration process on the basis of their proactive implementation of the opinions.

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

Import duties

             China's general import-tariff level has been declining since China acceded to the WTO in November, 2001. China's average import-tariff rate was reduced annually from 15.3% in 2001 to 9.9% in 2005 and 2006. Starting from January 1, 2007, the average import-tariff rate has been further reduced to 9.8%. In general, China's entry to WTO will bring its import-tariff to a level consistent with the average level of all other WTO members.

             Under the relevant PRC laws and regulations, foreign invested enterprises, or "FIE", will be entitled to import duty exemption in respect of imported equipment and raw materials for investment projects that fall into the encouraged category under the Catalogue for the Guidance of Foreign Investment Industries ("the Catalogue"). Pursuant to the current Catalogue effective on January 1, 2005, construction and operation of natural gas-fired power plants, and coal-fired power plants consisting of 300 MW or larger generating units or using clean-burning coal technologies belong to the category of encouraged projects. Because all of our construction projects meet the conditions for encouraged projects under the current catalogue, they are eligible for import-duty exemption for imported generating units.

             In addition, pursuant to the Catalogue for the Encouragement of Development of Key Industries, Products and Technologies, our power plants with independent legal person status are eligible for exemption from import duty and related value-added tax with regard to the basic construction and expansion projects falling into its scope subject to the approval of the relevant government authorities.

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

             Pricing policy

             Prior to April 2001, the on-grid tariffs for our planned output were designed to enable us to recover all operating and debt servicing costs and to earn a fixed rate of return. Since April 2001, however, the PRC government has started to gradually implement a new on-grid tariff-setting mechanism based on the operating terms of power plants as well as the average costs of comparable power plants.

             On July 3, 2003, the State Council approved the tariff reform plan and made it clear that the long-term objective of the reform is to establish a standardized and transparent tariff-setting mechanism.

             Pursuant to the NDRC circular issued in June 2004, on-grid tariffs for the newly built power generating units commencing operation from June 2004 should be set on the basis of the average social cost of comparable units adding tax and reasonable return in the regional grid. It provides challenges and incentives for power generation companies to control costs for building new generating units.

             On March 28, 2005, the NDRC issued the Interim Measures on Regulation of On-grid Tariff, the Interim Measures on Regulation of Transmission and Distribution Tariff, and the Interim Measures on Regulation of End-user Tariff, or collectively the Interim Measures, to provide guidances for the reform of tariff-setting mechanism in the transition period. Under the Interim Measures, power tariff is classified into on-grid tariff, transmission and distribution tariff and ender-user tariff. Transmission and distribution tariff will be instituted by the government. End-user tariff will be based on on-grid tariff and transmission and distribution tariff. The government is responsible to regulate and supervise power tariffs in light of the principles of efficiency, incentives, and investment encouragement and taking into consideration of affordability.

             In December 2004, the NDRC proposed and the State Council approved to establish a linkage mechanism between coal and power prices, pursuant to which, the NDRC may adjust power tariffs if the change volume of the average coal price reaches 5% within a period of six months compared with the same preceding period. The change volume in a period, if less than 5%, will be carried forward to the future periods until the accumulated amounts reach 5%. With a target to encourage power generation companies to reduce cost and improve efficiency, only around 70% of coal price increases will be allowed to pass to end-users through an increase of power tariffs, and power generation companies will bear the remaining 30%. In May 2005, the NDRC activated the coal-electricity price linkage mechanism for the first time to increase on-grid tariffs and end-user tariffs in the northeastern region, central region, eastern region, northwestern region and southern region. We accordingly increased the on-grid tariffs of our power plants in the northeastern region, central region, eastern region and northwestern region on May 1, 2005 and in the southern region on July 15, 2005. In June 2006, the coal-electricity price linkage mechanism was reactivated by the NDRC to increase on-grid tariffs and end-user tariffs in the northeastern region, central region, eastern region, northwestern region and southern region. We accordingly increased the on-grid tariffs of most of our power plants in the same regions on June 30, 2006.

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

             In 2003, SERC and the State Administration of Commerce and Industry jointly promulgated a model contract form (the "Model Contract Form") for use by power grid companies and power generation companies in connection with electricity sale and purchase transactions. The Model Contract Form contains provisions on the parties' rights and obligations, amount of electricity subject to purchase, payment method and liabilities for breach of contract, etc. We believe that the publication of the Model Contract Form has facilitated the negotiation and execution of electricity purchase contracts between power grid companies and power generation companies in a fair, transparent and efficient manner, thereby reducing transaction costs and improving performance rate of both power grid companies and power generation companies. In 2006, most of the agreements entered into between our power plants and the local grid companies were based on the Model Contract Form.

             Power sales through competitive bidding are one of the targets of power market reform. The PRC government started in 1999 to experiment with a program to effect power sales through competitive bidding in some provinces, and has been gradually expanding the program with a view to creating a market-oriented electric power industry. Pursuant to the opinions regarding promotion of electric power system reform in the period of "The Eleventh Five-Year Plan" adopted by the State Council in November 2006, the SERC will speed up the reform to establish an electric power market suitable to China's circumstances. Among others, the SERC will propose the relevant policies based on the practices pioneered in the northeastern region and eastern region; promote the construction of uniform competitive bidding platform in each regional power market; accelerate the development of power market in the eastern region and the northeastern region; carry out trial or simulated operations in the southern region and central region on appropriate timing; formulate plans and marketing rules for power market in the northern region and northwestern region, and expand the experiment program on direct power sales between power generation companies and large-scaled end-users.

             Power market in the Northeastern region

             The power market in the northeastern region commenced simulated operation on January 15, 2004, and trial operation of monthly and annual bidding in early 2005. It adopted a model of two-tier tariff system where all the power generated is subject to competitive bidding. Under two-tier tariff system, on-grid tariff includes a capacity tariff and an energy tariff. While the capacity tariff is based on average fixed cost for building a generating unit in the same area and set by the government, the energy tariff is formed by market competition. The northeastern regional power market carried out the trial operation of 2006 annual price bidding in early 2006, and then was suspended. At the end of March 2006, it was resumed and carried out the annual price bidding, but was suspended again afterwards. The bidding results in 2006 were not used in actual settlements. The relevant regulatory authorities are currently in the process of formulating new competitive bidding plans and rules for the northeastern regional power market.

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

             Power market in the Eastern region

             The power market in the eastern region commenced simulated operation of monthly price bidding and daily price bidding respectively on May 18 and October 28, 2005. It adopted a model of one-tier tariff system where only 10% of the annual power generation will be subject to competitive bidding. In April and December 2006, the eastern regional power market carried out two trial operations of daily price bidding respectively, and the bidding results were used in actual settlements.

             Most of our power plants in the eastern region are located in regional loading centres of Jiangsu, Shanghai and Fujian, and consist of individual units with large-capacity and high-performance, together with small number of employees and a strong management team. Under our centralized management, these power plants will closely cooperate with each other to strengthen their competitiveness and strive to achieve good bidding results.

             Power market in the other regions

             The power market in the southern region carried out the simulated operations of annual price bidding in 2006 and made stable development. The plans for establishment of power market in central region, northwestern region and northern region have been formulated, but not yet officially issued to the public for comments.

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

             The following table sets forth the average power tariff (RMB/MWh) of electric power sold by our power plants, for each of the five years ended December 31, 2006 and the approved power tariff for 2007.

                                 --------------------------------------------------------------------------------------
                                                                Year Ended December 31,
                                 --------------------------------------------------------------------------------------
                                    2002          2003        2004        2005        2006         2007
                                  ---------    ----------   ----------  ----------  ----------   ----------
                                   Average      Average     Average     Average      Average     Approved
                                  Tariff(1)    Tariff (1)   Tariff (1)  Tariff (1)  Tariff (1)   Tariff (1)
                                  ---------    ----------   ----------  ----------  ----------   ----------
Dalian Power Plant...........         280.53        272.69     283.62      317.58       315.95        324.7
Dandong Power Plant..........         273.70        276.95     289.05      301.67       322.76        331.8
Yingkou Power Plant..........             --            --     315.48      360.09       334.47        343.8
Fuzhou Power Plant..........          327.80        331.82     365.00      367.06       342.46        386.5
   Phase I..................              --            --         --          --           --           --
   Phase II.................              --            --         --          --           --           --
Shangan Power Plant.........          315.65        307.94     303.25      319.91       340.22        350.5
   Phase I..................              --            --         --          --           --           --
   Phase II.................              --            --         --          --           --           --
Nantong Power Plant.........          309.54        312.52     325.18      343.00       344.92        363.7
Nanjing Power Plant.........          304.07        307.31     321.67      340.65       345.56        363.7
Taicang                                                                                               393.2
   Phase I..................          317.52        321.80     341.10      360.00       361.64           --
   Phase II                               --            --         --          --       371.50           --
Huaiyin Power Plant
  Phase I...................          314.79        317.21     330.88      346.43       366.44        363.7
  Phase II..................              --            --         --      373.77       362.26        389.7
  Phase III.................              --            --         --          --       362.26          390
Shidongkou I................          252.97        256.64     285.43      320.30       358.85        364.2
Shidongkou II...............          345.90        332.85     342.56      357.60       357.08        364.2
Shantou Power Plant
   Phase I..................          455.95        435.17     446.86      462.83       487.55        497.7
   Phase II                               --            --         --          --       446.54        453.2
Dezhou Power Plant
    (Phases I, II & III)....          339.64        333.34     332.58      349.56       360.68        366.4
Jining Power Plant
   Phases I, II.............          275.15        274.66     299.89      323.41       342.42        330.9
   Phase III................              --            --     299.89      323.41       342.42        370.9
Weihai Power Plant..........          393.74        386.50     394.06      398.93       402.99          406
Xindian.....................
  Phases I, II..............              --        342.41     320.83      337.25       350.54        355.9

                                 --------------------------------------------------------------------------------------
                                                                Year Ended December 31,
                                 --------------------------------------------------------------------------------------
                                    2002          2003        2004        2005        2006        2007
                                  ---------    ----------   ----------  ----------  ----------  ----------
                                   Average      Average     Average     Average      Average    Approved
                                  Tariff(1)    Tariff (1)   Tariff (1)  Tariff (1)  Tariff (1)  Tariff (1)
                                  ---------    ----------   ----------  ----------  ----------  ----------

  Phase III.................              --            --         --          --       351.90       354.9
Changxing...................          362.70        320.57     351.94      392.83       408.90       413.3
Yushe Power Plant
   Phase I..................              --        200.63     282.10      319.37       316.16       324.4
   Phase II.................              --            --     282.10      256.00       268.21       275.4
Qinbei......................              --            --         --      299.77       311.20       334.2
Jinggangshan Power Plant....              --            --         --      353.90       369.87         378
Yueyang Power Plant.........
  Phase I...................              --            --     316.52      341.34       360.88       387.5
  Phase II..................              --            --         --          --       363.38       402.5
Luohuang Power Plant........
  Phases I, II..............              --            --     286.74      300.90       314.87       322.4
  Phase III.................              --            --         --          --       337.30       337.3
Pingliang Power Plant.......              --            --         --      211.43       216.27       232.8
Sichuan Hydropower..........              --            --         --      262.52       266.32          --
Yuhuan power plant                        --            --         --          --       360.95    419.5(2)

____________
Notes:   (1)   Includes value-added tax.

         (2) The approved tariff of Yuhuan power plant for 2007 is still subject to the approval of the relevant government authority.




Fuel supply arrangements

             In 2006, all of our power plants were fueled by coal and gas except Sichuan Hydropower.

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

             From 2002 to 2003, there was no longer official State Plan for coal supplies, but the government continues to coordinate the coal prices at the annual national coal purchase conferences attended by, among others, representatives of each of power companies, coal suppliers, and the railway authorities and sponsored and coordinated by NDRC. Power companies obtain allocations for coal on a plant-by-plant basis. Each of power plant then signs supply contracts with the coal suppliers, and with the railway and shipping companies for the amount of coal and transportation allocated to them. Starting from 2004, although such annual coal purchase conferences continue to be held, only key contracts are negotiated and executed at such conferences.

             In 2005, coal price increased by a substantial volume compared to the same period in 2004. We purchased 68.08 million tons of coal and consumed
66.03 million tons of coal. Of our total coal purchases, 55% was purchased under the key contracts and medium- and long-term agreements, and the remainder was purchased in the open market. Coal purchase price for our company, including transportation costs and miscellaneous expenses, averaged approximately RMB 338.03 per ton.

             In 2006, the national supply and demand of coal reached equilibrium. We purchased 67.76 million tons of coal and consumed 68.83 million tons of coal. Of our total coal purchases, 62% was purchased under the key contracts, and the remainder was purchased in the open market. Coal purchase price for our company, including transportation costs and miscellaneous expenses, averaged approximately RMB 343.73 per ton. We strive to reduce the fuel costs in a number of ways, including seeking to purchase high quality coal at competitive prices directly from coal mines or coal shipment terminals, improving coal storage management and inspection and demanding compensation from suppliers for failure to deliver coal of the specified quantity and quality in accordance with the relevant purchase arrangements. We have also started to experiment in some of our power plants with the method of mixing different types of coal as a measure of cost reduction. In order to address the shortage of coal supplies, we have entered into nine medium and long-term agreements with major coal suppliers to secure stable prices for our coal supplies from 2005 to 2009. At the same time, we also signed key coal supply contracts with coal suppliers at the annual national coal purchase conference for 2006. Through these measures, we seek to further strengthen the stable coal supplies for our power plants.

             In 2007, the annual coal purchase conferences sponsored and coordinated by the NDRC were cancelled. The power generation companies and coal suppliers are permitted to negotiate coal price and execute coal purchase contracts. The government will take temporary interventional measures to regulate coal price only in exceptional circumstances. We have already entered into coal purchase contracts with a total of 61.6 million tons of coal, which accounted for approximately 81.1% of the coal required for our total planned generation in 2007.

Gas

             Huaneng Shanghai Combined Cycle Gas Turbine Power Plant ("Shanghai CCGT") is a gas-fired power plant. The gas supply for Shanghai CCGT is transported through the pipeline of "West-East Gas Transport Project". In 2006, the total gas supply for Shanghai CCGT was 95 million cubic meters and the weighted average gas price was RMB 1.53 per cubic meter.

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

             Pursuant to our procedures, coal-fired generating units are currently operating on a cycle of four to six years. At the end of each operating cycle, an overhaul is carried out. In each cycle, there are four different levels of maintenance:

            (i) regular checks and routine maintenance are carried out throughout the period during which generating unit is in operation;

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

             The following organizational chart sets forth the organizational structure of HIPDC and us as of April 6, 2007:






|------------------------------------------------------------------------------------------------------------------
|Huaneng   |    Guohua Power     | China Group  |   Pro-Power Investment  |  China Cinda  |   China International |
|Group     |    Investment       | Development  |   Limited               |  Trust        |   Water & Electric    |
|          |    Limited Company  | Limited      |                         |  Company      |   Corporation         |
-------------------------------------------------------------------------------------------------------------------
| |               |                    |                |                      |                |
| |   51.98%      |    15.77%          |  15.0%         |    10.0%             |   5.8%         |    1.45%
| -----------------------------------------------------------------------------------------------------------------
|        |
|5%(1)   |
|        |
|        |       Hebei                   Fujian                 Dalian           Nantong            Dandong
|        |       Provincial             Investment              Municipal       Investment          Energy
|        |       Construction           Enterprise             Construction     Management         Investment       Other
|----- HIPDC     Investment              Holdings               Investment       Limited           Development     Domestic
         |       Company                  Limited                Company         Company             Centre         Shares
         |            |                       |                     |               |                   |                 |
         |            |                       |                     |               |                   |                 |
         |            |                       |       Liaoning      |               |      Shantou      |                 |
         |            |        Jiangsu        |        Energy       |               |       Power       |                 |
         |            |       Provincial      |      Investment     |    Minxin     |     Development   |    Shantou      | Foreign
         |            |     International     |   (Group) Limited   |   Group       |    Joint Stock    |  Electric Power | Shares
         |   Huaneng  |    Trust & Investment |      Liability      |   Limited     |     Company       |   Development   |
         |    Group   |      Corporation      |       Company       |   Company     |     Limited       |    Company      |
         |            |                       |                     |               |                   |                 |
         |     |      |           |           |          |          |        |      |         |         |                 |
         |     |      |           |           |          |          |        |      |         |         |                 |
         |     |      |           |           |          |          |        |      |         |         |                 |
         |     |      |           |           |          |          |        |      |         |         |                 |
         42.03%| 8.75%|     5.00% | 3.45%     |    2.81% | 2.76%    |  2.50% | 0.9% |   0.75% | 0.21%   |  0.07% | 0.03%  |5.40%|
               |                  |                      |                   |                |                            25.34%
-----------------------------------------------------------------------------------------------------------------------------------
                                                     COMPANY



Note: (1) Huaneng Group indirectly holds 50% equity interests in Pro-Power Investment Limited through its wholly-owned subsidiary, China Huaneng Hong Kong Company Limited, and Pro-Power Investment Limited in turn holds 10% equity interests in HIPDC. As a result, Huaneng Group indirectly holds additional 5% equity interests in HIPDC.

             For a detailed discussion of the Company's subsidiaries, see Note 12 to the FInancial Statements.

D.       Property, plants and equipment

             The following table presents certain summary information on our power plants as of April 6, 2007.

                                              Actual            Current
                            Province/       In-service         Installed                   Attributable    Type
   Plant or Expansion      Municipality       Date(1)           Capacity       Ownership    Capacity      of Fuel
------------------------- -------------- ------------------ --------------- ------------- -------------- ----------
(Names as defined below)                                          (MW)             %           MW
Dalian           Phase I     Liaoning    Unit I: Sep. 1988     2 x 350           100%          700         Coal
                                         Unit II: Dec.
                                         1988
                 Phase II                Unit III: Jan.        2 x 350           100%          700         Coal
                                         1999
                                         Unit IV: Jan.
                                         1999
Dandong                      Liaoning    Unit I: Jan. 1999     2 x 350           100%          700         Coal
                                         Unit II: Jan.
                                         1999
Yingkou                      Liaoning    Unit I: Jan. 1996     2 x 320           100%          640         Coal
                                         Unit II: Dec.
                                         1996
Fuzhou           Phase I     Fujian      Unit I: Sep. 1988     2 x 350           100%          700         Coal
                                         Unit II: Dec.
                                         1988
                 Phase II                Unit III: Oct.        2 x 350           100%          700         Coal
                                         1999
                                         Unit IV: Oct.
                                         1999
Shangan          Phase I     Hebei       Unit I: Aug. 1990     2 x 350           100%          700         Coal
                                         Unit II: Dec.
                                         1990
                 Phase II                Unit III: Oct.        2 x 300           100%          600         Coal
                                         1997
                                         Unit IV: Oct.
                                         1997
Nantong          Phase I     Jiangsu     Unit I: Sep. 1989     2 x 352           100%          704         Coal
                                         Unit II: Mar.
                                         1990
                 Phase II                Unit III: Jul.        2 x 350           100%          700         Coal
                                         1999
                                         Unit IV: Oct.
                                         1999
Nanjing                      Jiangsu     Unit I: Mar. 1994     2 x 320           100%          640         Coal
                                         Unit II: Oct.
                                         1994
Taicang          Phase I     Jiangsu     Unit I: Dec. 1999     2 x 300           75%           450         Coal
                                         Unit II: Apr.
                                         2000
                 Phase II    Jiangsu     Unit III: Jan.        2 x 600           75%           900         Coal
                                         2006
                                         Unit IV: Feb.
                                         2006
Huaiyin          Phase I     Jiangsu     Unit I: Nov. 1993     2 x 220           90%           396         Coal
                                         Unit II: Aug.
                                         1994
                 Phase II    Jiangsu     Unit III: Jan.        2 x 330           63.64%        420         Coal
                                         2005
                                         Unit IV: Mar.
                                         2005
                 Phase III   Jiangsu     Unit V: May 2006      2 x 330           63.64%        420         Coal
                                         Unit VI: Sep.
                                         2006
Shidongkou I                 Shanghai    Unit I: Feb. 1988     3 x 300           100%          1,220       Coal
                                         Unit II: Dec.
                                         1988
                                         Unit III: Sep.
                                         1989
                                         Unit IV: May 1990     1 x 320
Shidongkou II                Shanghai    Unit I: Jun. 1992     2 x 600           100%          1,200       Coal
                                         Unit II: Dec.
                                         1992

Shanghai CCGT                Shanghai    Unit I: May 2006      3 x 390           70%           819         Gas
                                         Unit II: Jun.
                                         2006
                                         Unit III: Jul.
                                         2006
Shantou          Phase I     Guangdong   Unit I: Jan. 1997     2 x 300           100%          600         Coal
                                         Unit II: Jan.
                                         1997
                 Phase II    Guangdong   Unit III: Oct.        1 x 600           100%          600         Coal
                                         2005
Dezhou                       Shandong    Units I: 1992         1 x 330           100%          650         Coal
                                         Unit II: 1992         1 x 320 (2)
                                         Units III: Jun.       2 x 300           100%          600         Coal
                                         1994
                                         Unit IV: May 1995
                                         Units V: Jun.         2 x 700           100%          1,400       Coal
                                         2002
                                         Unit VI: Oct 2002


Jining                       Shandong    Units III: 1976       1 x 115           100%          225         Coal

                                         Unit IV: 1978         1 x 110
                                         Unit V: Jul.          2 x 135           100%          270         Coal
                                         2003
                                         Unit VI: Aug.
                                         2003
Weihai                       Shandong    Units I: May.         2 x 125           60%           150         Coal
                                         1994
                                         Unit II: Jan.
                                         1995
                                         Units III: Mar.       2 x 300           60%           360         Coal
                                         1998
                                         Unit IV: Nov.
                                         1998
Xindian                      Shandong    Unit III: Jan         2 x 225           100%          450         Coal
                                         2002
                                         Unit IV: Dec 2001
                                         Unit V: Sep 2006      2 x 300           95%           570         Coal
                                         Unit VI: Nov 15
Changxing                    Zhejiang    Unit I: Jan. 1992     1 x 135           100%          260         Coal
                                         Unit II: Aug.         1 x 125
                                         1992
Yuhuan           Phase I     Zhejiang    Unit I: Nov. 2006     2x 1000           100%          2,000       Coal
                                         Unit II: Dec.
                                         2006
Yushe            Phase I     Shanxi      Unit I: Jun. 1994     2 x 100           60%           120         Coal
                                         Unit III: Dec
                                         1994
                 Phase II                Unit IV: Oct.         2 x 300           60%           360         Coal
                                         2004
                                         Unit II: Nov.
                                         2004
Qinbei           Phase I     Henan       Unit I: Dec. 2004     2 x 600           55%           660         Coal
                                         Unit II: Dec.
                                         2004
Jinggangshan                 Jiangxi     Unit I: Dec. 2000     2 x 300           100%          600         Coal
                                         Unit II: Aug.
                                         2001
Yueyang          Phase I     Hunan       Unit I: Aug. 1991     2 x 362.5         55%           398.75      Coal
                                         Unit II: Sep.
                                         1991
                 Phase II                Unit III: Mar.        2 x 300           55%           330         Coal
                                         2006
                                         Unite IV: May
                                         2006
Luohuang         Phase I     Chongqing   Unit I: Sep. 1991     2 x 360           60%           432         Coal
                                         Unit II: Feb.
                                         1992
                 Phase II                Unit III: Dec. 1998   2 x 360           60%           432         Coal
                                         Unit IV: Dec.
                                         1998
                 Phase III               Unit V: Dec. 2006     2 x 600           60%           720         Coal
                                         Unit VI: Jan.
                                         2007
Pingliang                    Gansu       Unit I: Sep. 2000     4 x 300           65%           780         Coal
                                         Unit II: Jun.
                                         2001
                                         Unit III: Jun.
                                         2003
                                         Unit IV: Nov.
                                         2003

Notes:

(1) Commencement of commercial operations. See "Development of Power Plants -- Plant Start-up and Operation".

(2) The Unit II at Dezhou Power Plant increased its installed capacity from MW 300 to MW 320 in 2006.

             The following table sets forth certain summary information on our construction projects as of April 6, 2007.

                                                 Expected
                                Province/        Installed                       Attributable        Type
     Plant or Expansion        Municipality      Capacity        Ownership        Capacity        of Fuel
---------------------------- ---------------- ---------------- --------------- --------------- ----------------
  (Names as defined below)                          (MW)              %              MW
Yingkou Phase II              Liaoning            2x600             100%             1,200           Coal
Qinbei Phase II               Henan               2x600             60%              720             Coal
Yuhuan Zhejiang III           Zhejiang            2x1,000           100%             2,000           Coal
Shang'an Phase III            Hebei               2x600             100%             1,200           Coal
Haimen  Phase I               Guangdong           2x1,000           100%             2,000           Coal
Rizhao Phase II               Shandong            2x600             100%             1,200           Coal


             The following table presents the availability factors and the capacity factors of our operating coal-fired power plants for the years ended December 31, 2004, 2005, and 2006.

                                         Availability factor (%)                  Capacity factor (%)
                                  ------------------------------------- --------------------------------------
                                     2004         2005         2006        2004         2005         2006
                                  ----------- ------------ ------------ ----------- ------------ -------------
Dalian.........................         95.08        97.49       93.96        78.80        75.29         81.76
Dandong........................         94.95        97.09       93.93        77.94        69.12         80.66
Yingkou........................         94.07        93.72       92.04        80.74        83.48         87.22
Fuzhou.........................         92.47        93.60       98.37        83.13        75.14         68.02
Shangan........................         93.02        93.45       91.76        74.95        74.21         69.38
Nantong........................         92.52        93.50       94.32        76.47        68.32         62.28
Nanjing........................         94.47        90.97       93.76        77.92        70.21         61.56
Taicang........................         94.74        95.53       93.22        86.18        75.51         63.94
Huaiyin........................         94.35        94.38       94.16        76.70        68.49         60.27
Shidongkou I...................         94.43        83.35       92.22        77.55        71.18         70.15
Shidongkou II..................         96.51        92.63       97.21        80.64        75.71         70.45
Shantou........................         92.40        92.35       92.51        88.57        89.80         80.35
Dezhou.........................         94.49        90.58       92.22        59.27        65.37         62.48
Jining.........................         93.58        94.37       94.37        53.67        65.55         65.61
Weihai.........................         94.29        95.70       95.18        63.82        65.64         59.50
Xindian........................         92.11        93.29       96.21        61.77        67.35         60.93
Changxing......................         95.46        95.31       95.33        88.56        84.36         78.25
Yushe..........................         95.84        92.27       93.16        85.43        77.37         79.45
Qinbei ........................                      92.58       90.59                     70.85         66.84
Jinggangshan...................         92.40        93.16       92.74        69.12        65.96         68.09
Yueyang........................         89.25        93.70       95.14        71.90        71.89         60.39
Luohuang.......................         90.71        89.44       90.88        64.48        65.01         69.93
Pingliang......................          ----        95.39       93.08         ----        76.80         75.48
Yuhuan.........................          ----         ----         N/A         ----        ----            N/A


             The details of our operating power plants and construction projects as of April 6, 2007 are described below.

             Power plants in Liaoning Province

             Huaneng Dalian Power Plant ("Dalian Power Plant") is located on the outskirts of Dalian, on the coast of Bohai Bay. Dalian Power Plant, including Phase I and Phase II, has an installed capacity of 1,400 MW and consists of four 350 MW coal-fired units which commenced commercial operations in 1988 and 1999 respectively.

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

             In 2006, Dalian Power Plant obtained 39.0% of its total consumption of coal pursuant to the key contracts and the remainder in the open market. The weighted average cost of coal for Dalian Power Plant was RMB 393.67 (2005: RMB 396.14) per ton in 2006.

             Dalian Power Plant sells all its electricity through the Liaoning Electric Power Co., Ltd. and the Northeastern Power Grid. Electricity generated by Dalian Power Plant is delivered to the Liaoning Provincial Power Grid.

             Huaneng Dandong Power Plant ("Dandong Power Plant") is located on the outskirts of the city of Dandong in Liaoning. Dandong Power Plant had originally been developed by HIPDC which, pursuant to the Reorganization Agreement, transferred all its rights and interests therein to us effective December 31, 1994. In March 1997, we began construction of Dandong Power Plant, which comprises two 350 MW coal-fired units supplied by an international consortium including Westinghouse Electric Corporation, Mitsui Babcock Energy Limited and Sargent & Lundy L.L.C.

             In 2006, Dandong Power Plant obtained 80.8% of its total consumption of coal pursuant to the key contracts and the remainder in the open market. The weighted average cost of coal for Dandong Power Plant was RMB 355.58 (2005: 357.76) per ton in 2006.

             All the electricity generated by Dandong Power Plant is delivered to the Liaoning Provincial Power Grid and was sold through the Liaoning Electric Power Co., Ltd. and the Northeastern Power Grid. The coal supply is obtained from several coal producers in Northern Shanxi Province. The coal is transported by rail from the mines to Qinhuangdao port and shipped by barge to the Dandong port in Dandong, where it is unloaded and transported to Dandong Power Plant using special coal handling facilities. The wharf is owned and maintained by Dandong Power Plant and is capable of handling 28,000 ton vessels. Dandong Power Plant typically stores 200,000 tons of coal on site.

             Huaneng Yingkou Power Plant ("Yingkou Power Plant") is located in Yingkou City in Liaoning Province. Yingkou Power Plant Phase I has an installed capacity of 640 MW and consists of 2 x 320 MW supercritical coal-fired generating units which commenced commercial operations in January and December 1996 respectively.

             The coal supply for Yingkou Power Plant is mainly obtained from Shanxi Province. In 2006, Yingkou Power Plant obtained 55.4% of its total consumption of coal pursuant to the key contracts and the remainder in the open market. The weighted average cost of coal for Yingkou Power Plant was RMB 360.41 (2005: 352.15) per ton in 2006.

             Yingkou Power Plant sells all its electricity through Liaoning Electric Power Co., Ltd. and the Northeastern Power Grid. Electricity generated by Yingkou Power Plant is delivered to the Liaoning Provincial Power Grid.

             Construction Project in Liaoning Province

             Yingkou Power Plant Phase II is planned to consist of two 600 MW coal-fired generating units. We own 100% equity interests in this project.

             Power plant in Fujian Province

             Huaneng Fuzhou Power Plant ("Fuzhou Power Plant") is located on the south bank of the Min River, southeast of the city of Fuzhou. Fuzhou Power Plant, including Phase I and Phase II, has an installed capacity of 1,400 MW and consists of four 350 MW coal-fired units which commenced commercial operations in 1988 and 1999 respectively. The units of Phase I and Phase II were respectively supplied by the Mitsubishi Consortium and an international consortium including Siemens Aktiengesellschaft and Mitsui Babcock Energy Limited.

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

             In 2006, the Fuzhou Power Plant obtained 47.8% its total consumption of coal pursuant to the key contracts and the remainder was obtained in the open market. The weighted average cost of coal for Fuzhou Power Plant in 2006 was RMB 411.43 (2005: 423.91) per ton.

             All the electricity sales of Fuzhou Power Plant are made through the Fujian Electric Power Company, Ltd. Electricity generated by Fuzhou Power Plant is delivered to the Fujian Provincial Power Grid.

             Power plant in Hebei Province

             Huaneng Shangan Power Plant ("Shangan Power Plant") is located on the outskirts of Shijiazhuang. Shangan Power Plant has been developed in two separate expansion phases. The Shangan Power Plant Phase I has an installed capacity of 700 MW and consists of two 350 MW coal-fired units which commenced commercial operations in 1990. The units were supplied by the General Electric Consortium. Shangan Power Plant Phase II shares with the Shangan Power Plant Phase I certain facilities, such as coal storage facilities and effluence pipes, which have been built to accommodate the requirements of plant expansions. The Shangan Power Plant Phase II utilizes two 300 MW coal-fired units supplied by China Dongfang Group using technology licensed for boilers from Foster Wheeler Energy Corporation. The two generating units commenced commercial operation in 1997.

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

             In 2006, Shangan Power Plant obtained 67.6% of its total consumption of coal pursuant to the key contracts and the remainder was obtained in the open market. The weighted average cost of coal for Shangan Power Plant in 2006 was RMB 297.91 (2005: 286.70) per ton.

             Shangan Power Plant sells all its electricity through the Hebei Electric Power Corporation. Electricity generated by Shangan Power Plant is delivered to the Hebei Provincial Power Grid.

             Construction Project in Hebei Province

             Shangan Power Plant Phase III is planned to consist of two 600 MW coal-fired generating units. We own 100% equity interests in this project.

             Power plants in Jiangsu Province

             Huaneng Nantong Power Plant ("Nantong Power Plant") is located in the city of Nantong. Nantong Power Plant, including Phase I and Phase II, has an installed capacity of 1,404 MW and consists of two 352 MW and two 350 MW coal-fired units which commenced commercial operations in 1989, 1990 and 1999, respectively. The units were supplied by the General Electric Consortium.

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

             In 2006, Nantong Power Plant obtained 68.0% of its total consumption of coal pursuant to the key contracts and the remainder was obtained in the open market. The weighted average cost of coal for Nantong Power Plant in 2006 was RMB 390.00 (2005: RMB 397.03) per ton.

             Nantong Power Plant sells all its electricity through the Jiangsu Electric Power Company. Electricity generated by Nantong Power Plant is delivered to the Jiangsu Provincial Power Grid.

             Huaneng Nanjing Power Plant ("Nanjing Power Plant") has an installed capacity of 640 MW consisting of two 320 MW coal-fired units which commenced commercial operations in March and October 1994, respectively.

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

             In 2006, Nanjing Power Plant obtained approximately 43.8% of its total consumption of coal pursuant to the key contracts and the remainder was obtained in the open market. The weighted average cost of coal for Nanjing Power Plant in 2006 was RMB 404.29 (2005: 412.11) per ton.

             Nanjing Power Plant sells all its electricity through the Jiangsu Electric Power Company. Electricity generated by Nanjing Power Plant is delivered to the Jiangsu Provincial Power Grid.

             Huaneng Taicang Power Plant ("Taicang Power Plant") is located in the vicinity of Suzhou, Wuxi and Changzhou, which is the most affluent area in Jiangsu Province. Taicang Power Plant is an ancillary facility of the China-Singapore Suzhou Industrial Park and has a total planned capacity of 1,200 MW. Taicang Power Plant Phase I consists of 2 x 300 MW PRC-built coal-fired generating units, which commenced operation in December, 1999 and April, 2000 respectively. Taicang Phase II Expansion consists of two 600 MW coal-fired generating units, which commenced operation in January and February 2006, respectively.

             The coal supply for Taicang Power Plant is primarily from Shenhua in Inner Mongolia and Datong in Shanxi Province. In 2006, Taicang Power Plant obtained approximately 48.6% of its total consumption of coal pursuant to the key contracts and the remainder was obtained in the open market. The weighted average cost of coal for Taicang Power Plant in 2006 was RMB 404.15 (2005:
391.03) per ton.

             Taicang Power Plant sells all its electricity through the Jiangsu Electric Power Company. Electricity generated by Taicang Power Plant is delivered to the Jiangsu Provincial Power Grid.

             Huaneng Huaiyin Power Plant ("Huaiying Power Plant") was constructed in the early 1990's. It is located in the Centre of the Northern Jiangsu Power Grid. The plant's 2 x 220 MW PRC-built coal-fired generating units commenced operation in November, 1993 and August, 1994, respectively. In order to reduce energy consumption and increase capacity, one generating unit of Huaiyin Power Plant was upgraded in October 2001, which increased the maximum generation capacity of that unit to 220 MW. In 2002, upgrading of the second generating unit was completed, and the actual generation capacity of Huaiyin Power Plant is 440 MW. The other two 330 MW coal-fired generating units of Huaiyin Power Plant Phase II Expansion have commenced commercial operations in January and March 2005, respectively. Huaiyin Power Plant Phase III consists of two 330 MW coal-fired generating units, and was put into operations in August and September 2006, respectively.

             In 2006, Huaiyin Power Plant obtained approximately 45.6% of its total consumption of coal pursuant to the key contracts and the remainder was obtained in the open market. The weighted average cost of coal for Huaiyin Power Plant in 2006 was RMB 398.05 (2005: 403.61) per ton.

             The coal supply for the Huaiyin Power Plant is primarily from Anhui Province, Henan Province and Shanxi Province.

             Huaiyin Power Plant sells its electricity to Jiangsu Electric Power Company and delivers its electricity to the Jiangsu Provincial Power Grid.

Power plants in Shanghai Municipality

             Huaneng Shanghai Shidongkou First Power Plant ("Shidongkou I") was constructed in the 1980's and is located in the northern region of the Shanghai Power Grid. The plant comprises 3 x 300 MW and 1 x 320 PRC-built coal-fired generating units, which commenced operation in February, 1988, December, 1988, September, 1989 and May, 1990 respectively, and has a total installed capacity of 1,220 MW.

             The coal supply for Shidongkou I is primarily from Shanxi Province, Anhui Province and Henan Province. In 2006, Shidongkou I obtained approximately 28.7% of its total consumption of coal pursuant to the key contracts and the remainder was obtained in the open market. The weighted average cost of coal for Shidongkou I in 2006 was RMB 407.68 (2005: RMB 409.69) per ton.

             Shidongkou I sells its electricity through Shanghai Municipal Electric Power Company. Electricity generated by Shidongkou I is delivered to the Shanghai Municipal Power Grid.

             Huaneng Shanghai Shidongkou Second Power Plant ("Shidongkou II") is located in the northern suburbs of Shanghai. Shidongkou II has an installed capacity of 1,200 MW and consists of two 600 MW coal-fired super-critical units which commenced commercial operations in June and December 1992, respectively. The units supplied by a consortium of international suppliers led by Sargent & Lundy L.L.C.

             The coal supply for Shidongkou II is obtained from several coal producers located mostly in Northern Shanxi Province. The coal is transported by rail from the mines to Qinhuangdao port or Tianjin port and shipped to the plant's own wharf facilities. The wharf is capable of handling 35,000 ton vessels. Shidongkou II typically stores 140,000 to 180,000 tons of coal on site.

             In 2006, Shidongkou II obtained 57.9% of its total consumption of coal pursuant to the key contracts and the remainder was obtained in the open market. The weighted average cost of coal for Shidongkou II in 2006 was RMB
388.05 (2005: 393.10) per ton.

             Shidongkou II sells all its electricity through Shanghai Municipal Electric Power Company. Electricity generated by Shidongkou II is delivered to the Shanghai Municipal Power Grid.

             Shanghai CCGT is located in Baoshan district of Shanghai municipality. Shanghai CCGT consists of three 390 MW gas-fired combined-cycle generating units with a total installed capacity of 1,170 MW, which were put into operation in May, June and July, 2006, respectively.

             The gas supply for Shanghai CCGT is transported through the pipeline of "West-East Gas Transport Project". In 2006, the total gas supply for Shanghai CCGT was 95 million cubic meters and the weighted average gas price was RMB 1.53 per cubic meter. Shanghai CCGT generates electricity during the peak load periods and sells its electricity through Shanghai Municipal Electric Power Company. In 2006, the Shanghai Municipal government granted special power tariff policy to Shanghai CCGT to mitigate the adverse effect of insufficient gas supply on its operations.

Power plants in Guangdong Province

             Huaneng Shantou Oil-Fired Power Plant ("Shantou Oil-Fired Power Plant") was shut down in 2006.

             Huaneng Shantou Coal-Fired Power Plant ("Shantou Power Plant") had originally been developed and constructed by HIPDC which transferred all its rights and interests therein to us effective on December 31, 1994. See "Item 7. Major Shareholders and Related Party Transactions." Located on the outskirts of the city of Shantou, Shantou Power Plant was set up with the support of the Shantou municipal government and the Guangdong provincial government. Shantou Power Plant Phase I consists of two 300 MW coal-fired units with boilers supplied by Dongfang Group using technology from Foster Wheeler Energy Corporation and Russian-made turbines and generators. The two units commenced commercial operation on January 1, 1997. Shantou Power Plant Phase II consists of one 600 MW coal-fired generating unit and commenced operation in October 2005.

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

             In 2006, the Shantou Power Plant obtained 36.6% of its total consumption of coal pursuant to the key contracts and the remainder was purchased in the open market. The weighted average costs of coal for Shantou Power Plant in 2006 was RMB 424.69 (2005: 435.55) per ton.

             The electricity sales of Shantou Power Plant are made to the Shantou Municipal Power Corporation and the Guangdong Guangdian Power Grid Group Co., Ltd. Electricity generated by Shantou Power Plant is delivered to the Guangdong Provincial Power Grid.

Construction Project in Guangdong Province

             Huaneng Haimen Power Plant ("Haimen Power Plant") is planned to consist of two 1,000 MW generating units with a total installed capacity of 2,000 MW. We own 100% equity interests in this project.

Power plants in Shandong Province

             Huaneng Dezhou Power Plant ("Dezhou Power Plant") is located in Dezhou City, near the border between Shandong and Hebei Provinces, close to an industrial zone that is an important user of electric power for industrial and commercial purposes.

             Dezhou Power Plant comprises of three Phases, with Phases I consisting of one 320MW and one 330MW coal-fired generating units, phase II consisting of two 300 MW coal-fired generating units, and Phase III consisting of two 700 MW coal-fired generating units.

             Dezhou Power Plant is approximately 200 km from Taiyuan, Shanxi Province, the source of the plant's coal supply. The plant is located on the Taiyuan-Shijiazhuang-Dezhou rail line, giving it access to transportation facilities for coal. In 2006, Dezhou Power Plant obtained approximately 72.9% of its total consumption of coal pursuant to the key contracts and the remainder was obtained in the open market. The weighted average cost of coal for Dezhou Power Plant in 2006 was RMB 282.73 (2005: RMB 270.51) per ton. The plant is connected to the main trunk rail line at Dezhou by a dedicated 3.5 km spur line owned by us.

             Dezhou Power Plant sells its electricity through Shandong Electric Power Corporation. Electricity generated by Dezhou Power Plant is delivered to the Shandong Provincial Power Grid.

             Huaneng Jining Power Plant ("Jining Power Plant") is located in Jining City, near the Jining load Centre and near numerous coal mines. Yanzhou coal mine, which is adjacent to the plant, alone has annual production of approximately 20 million tons.

             Jining Power Plant facilities have undergone replacement, renovation and construction as necessary. Jining Power Plant has higher rates of auxiliary power and coal consumption than many larger and newer plants. In 2006 Unit I and II of Jining Power Plant with a total capacity of 100 MW were put out of operation. As a result, Jining Power Plant currently comprises four coal-fired generating units, with an aggregate installed capacity of 495 MW.

             In 2006, Jining Power Plant obtained approximately 85.7% of its total consumption of coal pursuant to the key contracts and the remainder was obtained in the open market. The weighted average cost of coal for Jining Power Plant in 2006 was RMB 345.03 (2005: 361.76) per ton.

             Jining Power Plant sells its electricity through the Shandong Electric Power Corporation and delivers its electricity to Shandong Provincial Power Grid.

             Huaneng Weihai Power Plant ("Weihai Power Plant") is located approximately 16 km southeast of Weihai City, on the shore of the Bohai Gulf. Its location provides access to cooling water for operations and transportation of coal as well as ash and slag disposal facilities. We hold a 60% interest in Weihai Power Plant, the remaining 40% interest of which is owned by Weihai Power Development Bureau ("WPDB").

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

             In 2006, Weihai Power Plant obtained approximately 45.3% of its total consumption of coal pursuant to the key contracts and the remainder was obtained in the open market. The weighted average cost of coal for Weihai Power Plant in 2006 was RMB 368.76 (2005: RMB 383.94) per ton. The coal supply for Weihai Power Plant is obtained from Shanxi Province and Inner Mongolia.

             Weihai Power Plant sells its electricity through Shandong Electric Power Corporation and delivers its electricity to Shandong Provincial Power Grid.

             Huaneng Xindian Power Plant ("Xindian Power Plant") is located in Zibo Municipality of Shandong Province. Xindian Power Plant currently has an installed capacity of 450 MW and consists of two 225 MW coal-fired generating units which commenced commercial operations in December 31, 2001 and January 22, 2002, respectively. Xindian Power Plant Phase III Expansion consists of two 300 MW generating units with a total installed capacity of 600 MW, which were put into operation in September and November 2006, respectively.

             The coal supply for Xindian Power Plant is obtained from several coal producers located mostly in Shanxi Province. In 2006, Xindian Power Plant obtained 47.0% of its total consumption of coal pursuant to the key contracts and the remainder in the open market. The weighted average cost of coal for Xindian Power Plant was RMB 376.67 (2005: 355.43) per ton in 2006.

             Xindian Power Plant sells all its electricity through the Shandong Electric Power Corporation. Electricity generated by Xindian Power Plant is delivered to the Shandong Provincial Power Grid.

Construction Project in Shandong Province

             Huaneng Rizhao Power Plant Phase II ("Rizhao Power Plant Phase II") is planned to consist of two 600 MW generating units with a total installed capacity of 1,200 MW. We own 100% equity interests in this project.

Power plants in Zhejiang Province

             Huaneng Changxing Power Plant ("Changxing Power Plant") was constructed in the early 1990's. It is located at the intersection of Zhejiang Province, Jiangsu Province and Anhui Province. Changxing Power Plant is a key power plant in northern Zhejiang area. It has one 125 MW and one 135 MW PRC-built coal-fired generating units which commence operation in January, 1992 and August, 1992, respectively.

             The coal supply for Changxing Power Plant is primarily from Jungar in Inner Mongolia and Xuzhou in Jiangsu Province. In 2006, Changxing Power Plant obtained approximately 55.2% of its total consumption of coal pursuant to the key contracts and the remainder was obtained in the open market. The weighted average cost of coal for Changxing Power Plant in 2006 was RMB 388.87 (2005:
390.98) per ton.

             Changxing Power Plant sells its electricity to Zhejiang Provincial Electric Power Company. Changxing Power Plant delivers its electricity to Zhejiang Provincial Power Grid.

             Yuhuan Power Plant is located in Taizhou of Zhejiang Province and consists of two 1,000 MW ultra-supercritical coal-fired generating units with a total installed capacity of 2,000 MW. Unit I and Unit II were put into operations on November 28, 2006 and December 30, 2006, respectively.

             The coal supply for Yuhuan Power Plant is primarily obtained from Shanxi Province and Inner Mongolia Autonomous Region. In 2006, Yuhuan Power Plant obtained approximately 18% of its total consumption of coal pursuant to the key contracts and the remainder was obtained in the open market. The weighted average cost of coal for Yuhuan Power Plant in 2006 was RMB 424.63. Yuhuan Power Plant sells its electricity to Zhejiang Power Grid.

Construction Project in Zhejiang Province

             Huaneng Yuhuan Power Plant Phase II ("Yuhuan Power Plant Phase II") is planned to consist of a total installed capacity of 2,000 MW. We own 100% equity interests in this project.

Power Plant in Shanxi Province

             Huaneng Yushe Power Plant ("Yushe Power Plant") is located in Yushe County of Shanxi Province. Yushe Power Plant Phase I has an installed capacity of 200 MW and consists of two 100 MW coal-fired generating units which commenced commercial operations in August and December 1994, respectively.

             Two 300 MW coal-fired generating units of Yushe Power Plant Phase II commenced commercial operations in November and December 2004, respectively.

             The coal supply for Yushe Power Plant is obtained from several coal producers located mostly in Shanxi Province. In 2006, Yushe Power Plant obtained approximately 93.5% of its total consumption of coal from the open market and the remainder was obtained pursuant to the key contracts. The weighted average cost of coal for Yushe Power Plant was RMB 245.04 (2005: 225.34) per ton in 2006.

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

             The coal supply for Qinbei Power Plant is obtained from Shanxi Province. In 2006, Qinbei Power Plant obtained 14.0% of its total consumption of coal pursuant to the key contracts and the remainder was obtained in the open market. The weighted average cost of coal for Qinbei Power Plant was RMB 348.59 (2005: 357.30) per ton in 2006.

Power plant in Jiangxi Province

             Huaneng Jinggangshan Power Plant ("Jinggangshan Power Plant") is located in Jian City of Jiangxi Province, has an installed capacity of 600 MW and consists of two 300 MW coal-fired generating units which commenced commercial operation in December, 2000 and August, 2001 respectively.

             The coal supply for Jinggangshan Power Plant is obtained from Henan Province, Anhui Province and Jiangxi Province. In 2006, Jinggangshan Power Plant obtained 73.6% of its total coal consumption pursuant to the key contracts and the remainder in the open market. In 2006, the weighted average cost of coal for Jinggangshan Power Plant was RMB 382.64 (2005: 392.18) per ton.

             Jinggangshan Power Plant sells its electricity through the Jiangxi Electric Power Corporation. Electricity generated by it is delivered to the Jiangxi Provincial Power Grid.

Power plant in Hunan Province

             Huaneng Yueyang Power Plant ("Yueyang Power Plant") is located in Yueyang City of Hunan Province. Yueyang Power Plant Phase I has an installed capacity of 725 MW and consists of two 362.5 MW sub-critical coal-fired generating units which commenced commercial operation in September and December 1991 respectively. Yueyang Power Plant Phase II consists of two coal-fired generating units with installed capacity of 600 MW, which were put into operation in March and May 2006, respectively.

             The coal supply for Yueyang Power Plant is obtained from Datong in Shanxi Province. In 2006, Yueyang Power Plant obtained 61.8% of its total consumption of coal pursuant to the key contracts and the remainder in the open market. In 2006, the weighted average cost of coal for Yueyang Power Plant was RMB 388.50 (2005: 378.81) per ton.

             Yueyang Power Plant sells its electricity through the Hunan Electric Power Corporation. Electricity generated by Yueyang Power Plant is delivered to the Hunan Provincial Power Grid.

Power Plant in Chongqing Municipality

             Huaneng Luohuang Power Plant ("Luohuang Power Plant") is located in Chongqing Municipality. Each of Phase I and Phase II of Luohuang Power Plant has an installed capacity of 720 MW and consists of two 360 MW coal-fired generating units. The two units in Phase I commenced commercial operation in September, 1991 and February, 1992 respectively, and the two units in Phase II commenced commercial operation in December, 1998. Luohuang Power Plant Phase III consist of two 600 MW coal-fired generating units with an installed capacity of 1,200 MW, which were put into operations in December 2006 and January 2007, respectively. The coal supply for Luohuang Power Plant is obtained from Chongqing Municipality. In 2006, Luohuang Power Plant obtained all of its coal supplies through purchases in the open market. In 2006, the weighted average cost of coal for Luohuang Power Plant was RMB 227.74 (2005: RMB 213.61) per ton.

             Luohuang Power Plant sells its electricity through the Chongqing Municipal Power Corporation. Electricity generated by such plant is delivered to the Chongqing Municipal Power Grid.

Power plant in Gansu Province

             Huaneng Pingliang Power Plant ("Pingliang Power Plant") is located in Pingliang City of Gansu Province. It has an installed capacity of 1,200 MW and consists of four 300 MW coal-fired generating units which commenced commercial operation in 2000, 2001, June and November 2003 respectively.

             The coal supply for Pingliang Power Plant is obtained from local coal mines. In 2006, Pingliang Power Plant obtained all of its coal supplies through purchases in the open market. The weighted average cost of coal for Pingliang Power Plant was RMB 137.82 (2005: 130.06) per ton.

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

             Effective July 1, 2003, all power plants in China became subject to the pollutant discharge levy system, pursuant to which discharge fees are levied based on the actual amount of pollutants discharged. As a result, all of our power plants are now required to pay discharge fees in such manner. Under this new regulation, the discharge fees for sulphur dioxide were increased annually by RMB 0.21 per kilogram from RMB 0.21 in 2003 to RMB 0.63 in 2005 and 2006. Discharge fees for nitrous dioxide were increased to RMB 0.63 per kilogram on July 1, 2004. The discharge fees for the dust have been RMB 0.28 per kilogram since July 1, 2003. In 2004, 2005 and 2006, we paid to the local governments total discharge fees of approximately RMB 170.32 million, 376.72 million and 432 million, respectively.

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

Insurance

             We currently maintain property all risks insurance and machinery breakdown insurance for all of our power plants, and construction all risks insurance or erection all risks insurance for all of our newly built and expansion projects as well as large-scaled upgrading projects. Our current insurance coverage maintained with PICC Property and Casualty Company Ltd., China Pacific Property Insurance Co., Ltd., Ping An Property and Casualty Insurance Company of China, Ltd. and Yongcheng Property and Casualty Insurance Company on our property, plant and equipment (including construction all risk insurance) is approximately RMB 163.1 billion.

             We do not maintain any third party liability insurance to cover claims in respect of bodily injury or property or environment damage arising from accidents on our property or relating to our operation other than the third party additional risk insurance included in construction all risk insurance or erection all risk insurance. We do not usually carry business interruption insurance either, which is not customarily carried by power companies in the PRC. We currently only maintain business interruption insurance for Hanfeng Power Plant acquired in 2004. We believe that our insurance coverage is adequate and is standard for the power industry in China. Please refer to the section entitled "Risk Factors - Risks relating to the Company and the PRC Power Industry - Operating power plants involves many risks and we may not have sufficient insurance coverage to cover the economic losses if any of our power plant' s ordinary operation is interrupted."

ITEM 4A  Unresolved Staff Comments

             None

ITEM 5   Operating and Financial Review and Prospects

A.       General

             The principal activities of the Company are investment, construction, operation and management of power plants. The Company provides stable and reliable electricity supply to customers through the grid companies where the operating plants are located. The Company insists on scientific development, increasing economic efficiency, improving returns for shareholders, conserving resources and protecting the environment. The Company also attaches importance to social responsibilities, and makes active efforts in building up a harmonious society .

             Currently, Huaneng Power International, Inc. is China's largest listed power producer. The Company's electricity generation business is widely located, covering the Northeast China Grid, the North China Grid, the Northwest China Grid, the East China Grid, the Central China Grid and the South China Grid. Since incorporation, the operating scale of the Company continued to expand. Its operating revenue continued to increase, its competitiveness and its ability to generate profits and manage resources effectively continued to improve, and its environmental protection standards continued to be maintained at an advanced level when compared with its competitors. It is actively pursuing fast and better development.

             Looking back on 2006, China's national economy continued to develop at a very fast pace. China's electricity industry thus had very good development opportunities and gained significant development. The demand and supply of electricity has been generally brought into balance. Over the year, the Company oversaw the overall operations of the Company with a scientific development view. The Company actively pioneered in the business, strived hard, seized every opportunity that it came across and overcame various difficulties. The Company reached its targets in various areas, such as safe production, operation, management, construction, facilities renovation and environmental protection. The Company achieved its best performance on project developments since its establishment and many technically advanced generating units began their commercial operations as scheduled, hence increased its generation capacity. Among those projects put into commercial operations during 2006, Yuhuan Power Plant was China's first 1,000 MW ultra-supercritical coal-fired generating unit which also featured efficient resources utilization and improved environmental performance.

Critical accounting policies

             The Company and its subsidiaries have identified the policies below as critical to our business operations and the understanding of our results of operations. The impact of and any associated risks related to these policies on the business operations are discussed throughout the Operating and Financial review and prospects where such policies affect our reported and expected Financial Results. For a detailed discussion on the application of these and other accounting policies, see Note 2 to the Financial Statements in Item 17 of this Annual Report on Form 20-F. Note that our preparation of this Annual Report on Form 20-F requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amount of revenue and expenses during the reported periods. There can be no assurance that actual results will not differ from those estimates.

Depreciation of property, plant and equipment

             Depreciation on property, plant and equipment is calculated using the straight-line method to allocate their cost to their estimated residual values over their estimated useful lives as follows:

 Dam                                                              45-55 years
 Buildings                                                         8-55 years
 Electric utility plant in service                                 4-40 years
 Transportation facilities                                         5-27 years
 Others                                                          2.5-18 years

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

             Impairment of  long-lived  assets

             Goodwill is tested annually for impairment and carried at cost less any accumulated impairment loss. Impairment losses on goodwill are not reversed. Goodwill is allocated to cash-generating units ("CGUs") for the purpose of impairment testing. The allocation is made to those CGUs or groups of CGUs that are expected to benefit from the business combination in which the goodwill arose. The Company and its subsidiaries allocate goodwill to CGUs or groups of CGUs in the region in which they operate.

             Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purpose of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows. Assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

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

             Newly adopted accounting policies

            The following new interpretation is mandatory for financial year with annual period beginning on or after January 1, 2006.

             International Financial Reporting Interpretations Committee Interpretation ("IFRIC Interpretation") 4, "Determining whether an arrangement contains a lease", effective for annual periods beginning on or after January 1, 2006. This interpretation had no material impact on the accounting policies of the Company and its subsidiaries.

New accounting pronouncements

             For a detailed discussion of new accounting pronouncements, see Notes 2(v) and 38 to the Financial Statements.

B.       Operating results

             Our financial statements are prepared under IFRS. The audited financial statements are accompanied with notes setting out the differences between IFRS and US GAAP. The following management's discussion and analysis is based on the financial information prepared under IFRS. For material differences between IFRS and US GAAP, please refer to Note 38 to the Financial Statements.


Year ended December 31, 2006 compared with year ended December 31, 2005

                                          -----------------------------------------------------------
                                                       For the Year Ended December 31,
                                          -----------------------------------------------------------
                                                                                      Increased/
                                                2006                 2005             (Decreased)
                                          -----------------   -------------------  ------------------
                                              RMB'000              RMB'000                 %

Operating revenue                           44,301,403          40,190,004                   10.23

Sales tax                                     (148,057)           (113,475)                  30.47

Operating expenses
    Fuel                                   (22,608,151)        (21,202,952)                   6.63
    Maintenance                             (1,306,888)         (1,165,374)                  12.14
    Depreciation                            (6,719,158)         (6,167,692)                   8.94
    Labor                                   (2,886,767)         (2,487,098)                  16.07
    Service fees to HIPDC                     (140,771)           (141,102)                  (0.23)
    Others                                  (1,933,200)         (1,903,345)                   1.57
                                          -----------------   -------------------

       Total operating expense             (35,594,935)        (33,067,563)                   7.64
                                          -----------------   -------------------

Profit from operations                       8,558,411           7,008,966                   22.11
                                          -----------------   -------------------

Financial expense
    Interest income                             51,910              53,685                   (3.31)
    Interest expense                        (1,591,033)         (1,426,609)                  11.53
    Bank charges and exchange gain , net        67,819             248,533                  (72.71)
                                          -----------------   -------------------

       Total financial expense, net         (1,471,304)         (1,124,391)                  30.85
                                          -----------------   -------------------

Share of profit of associates                  790,629             644,376                   22.70

Investment income, net                         128,595              60,872                  111.25

Other income, net                               10,442               2,385                  337.82
                                          -----------------   -------------------

Profit before tax                            8,016,773           6,592,208                   21.61

Income tax expense                          (1,127,699)         (1,044,297)                   7.99
                                          -----------------   -------------------

Profit for the year                          6,889,074           5,547,911                   24.17
                                          =================   ===================

Attributable to:

        Equity holders of the Company        6,071,154           4,871,794                   24.62
        Minority interests                     817,920             676,117                   20.97
                                          -----------------   -------------------
                                             6,889,074           5,547,911                   24.17
                                          =================   ===================

             In 2006, the national economy developed at a rapid pace and there was strong demand for electricity, hence providing the external conditions for the Company to generate more electricity and increase its revenue. Under the context of a rapidly developing national economy, demand for coal was very strong. However, relatively slow improvement in coal transportation against to the increasing coal demand result in high coal price levels, and this has caused considerable difficulties for the Company to organize coal supply, control fuel cost and achieve its profit target.

             For the year ended December 31, 2006, total power generated by our operating power plants was 159.897 billion kWh, representing an increase of 6.24% from prior year.

             Construction projects achieved the best performance since the Company's formation. Completion of projects and commencement of commercial operation create a solid foundation for the Company to expand its scale of operation, consolidate and increase its market share, and increase its revenue.

             The Company has always been committed to social responsibility and harmonious development. In 2006, the average coal consumption for power generation was 316.39 g/kWh, while weighted average self consumption rate of power plants was 5.69%, both stayed at a lower level when compared to the rest of the power generation industry, which represented the improvement in efficiency of utilization and in saving of resources. The Company always emphasizes environmental protection and has effectively reduced the emission levels of sulphur dioxide, nitrogen oxides, dust and other pollutants by using advanced technology and facilities, such as installing desulphurization facilities and other facilities.

Operating revenue

             Operating revenue represents amounts receivable or received from electricity sold net of amounts received in advance. For the year ended December 31, 2006, the consolidated operating revenue of the Company and its subsidiaries amounted to RMB 44.301 billion, representing an increase of 10.23 % over RMB 40.190 billion in 2005. The increase in operating revenue is mainly due to the commencements of operations of new power plants, which increased the operation scale of the Company. The newly operated power plants (including Shantou Phase II which went into operation in the second half of 2005 and those put into operations in 2006, and thus reference applies hereafter) contributed RMB 4.527 billion to the increase in revenue.

             The following table sets forth the average tariff rate of the Company and its subsidiaries, as well as percentage changes from 2005 to 2006.

                                             Average tariff rate
                                               (VAT inclusive)
                                                  (RMB/MWh)
                           -----------------------------------------------------
Power Plant                      2005              2006               Change
                           ---------------- ------------------ -----------------
Dalian                          317.58            315.95              -0.51%
Fuzhou                          367.06            342.46              -6.70%
Nantong                         343.00            344.92               0.56%
Shang'an                        319.91            340.22               6.35%
Shantou Oil-fired               610.73               -                  N/A
Shantou Coal-fired              459.12            467.37               1.80%
Dandong                         301.67            322.76               6.99%
Shidongkou II                   357.60            357.08              -0.15%
Nanjing                         340.65            345.56               1.44%
Dezhou                          349.56            360.68               3.18%
Weihai                          398.93            402.99               1.02%
Jining                          323.41            342.42               5.88%
Shidongkou I                    320.30            358.85              12.04%
Taicang                         360.00            361.64               0.46%
Changxing                       392.83            408.90               4.09%
Huaiyin Phase I                 346.43            366.44               5.78%
Huaiyin Phase II                373.77            362.26              -3.08%
Xindian                         337.25            350.54               3.94%
Yushe                           273.58            281.47               2.88%
Yingkou                         360.09            334.47              -7.11%
Jinggangshan                    353.49            369.87               4.63%
Luohuang                        300.90            315.46               4.84%
Yueyang                         341.34            361.68               5.96%
Qinbei                          299.77            311.20               3.81%
Pingliang                       211.43            216.27               2.29%
Sichuan Hydropower              262.52            266.32               1.45%
Yuhuan                            -               360.95                N/A
Taicang II                        -               371.50                N/A
Xindian II                        -               351.90                N/A
Consolidated                    331.41            343.59               3.68%


             The average tariff rate of the Company and its subsidiaries increased by approximately 3.68% from RMB 331.41 per MWh in 2005 to RMB 343.59 per MWh. The major reason for such was the implementation of the "Coal-electricity price linkage mechanism", and the tariff of each coal-fired power plant was adjusted accordingly.

Sales tax

             Sales tax mainly consists of taxes associated with value-added tax. According to relevant administrative regulations, such additional taxes include the City Construction Tax and Education Tax. The additional taxes are based on the value-added tax that the Company and its subsidiaries paid, a percentage of which will be taken as the additional taxes according to regulations. Such taxes are currently not applicable to direct foreign investments that have been approved by the government, hence certain power plants of the Company do not have to pay such taxes. In 2006, the sales tax increased 30.47% to RMB 148 million from RMB 113 million in 2005, mainly due to the increased number of power plants that needed to pay such taxes due to the newly operated power plants.

Operating expenses

             The total operating expenses of the Company and its subsidiaries increased by 7.64% from RMB 33.068 billion in 2005 to RMB 35.595 billion in 2006. The increase was attributable to the expansion of the scale of operations and the increase in fuel cost. The newly operated power plants accounted for RMB
3.296 billion of the increase in total operating expenses.

             Fuel

             Fuel cost represented the major operating expenses of the Company and its subsidiaries, which has increased by 6.63% to RMB 22.608 billion in 2006 from RMB 21.203 billion in 2005. The increase in fuel cost was due to expansion of the scale of operation and increase in fuel price. In 2006, RMB 1.235 billion of the increase in fuel cost was due to the increase in the quantities of electricity generated, while the increase in fuel price accounted for RMB 0.17 billion of the increase.

             As the average price of natural coal increased by 1.69% from RMB
338.03 per ton in 2005 to RMB 343.73 in 2006, the unit fuel cost per quantity sold (per Mwh) hence increased by 0.75% to RMB 157.31.

             Maintenance

             The maintenance expenses of the Company and its subsidiaries amounted to RMB 1,307 million in 2006, representing an increase of 12.14% from RMB 1,165 million in 2005. The increase in the maintenance expenses was mainly due to the expansion of scale of operation of the Company.

             Depreciation

             Depreciation expenses of the Company and its subsidiaries have increased by 8.94% from RMB 6.168 billion in 2005 to RMB 6.719 billion in 2006. The newly operated power plants accounted for RMB 566 million of the increase. Depreciation of the remaining power plants has decreased by RMB 15 million from the prior year.

             Labor

             Labor costs of the Company and its subsidiaries amounted to RMB
2.887 billion in 2006, representing an increase of RMB0.4 billion from RMB 2.487 billion in 2005. The main reason for the increase in labor costs was that, as a result of the operation of new power plants and the expansion of scale of operations of the Company which contributed the increase of RMB 0.261 billion.

             Service fees to HIPDC

             The service fees paid to HIDPC refer to fees paid for use of its grid connection and transmission facilities based on reimbursement of cost plus a profit. The service fees that were paid to HIPDC in 2006 did not experience significant changes when compared with that of prior year.

             Other operating expenses

             Other operating expenses include expenses such as environmental protection, insurance fee, administrative expenses and amortization, etc. The other operating expenses of the Company and its subsidiaries amounted to RMB 1,933 million, representing an increase of 1.57% from RMB 1,903 million in 2005. The expansion of scale of operations of the Company and the increase in environmental protection fee levy rates caused the environmental protection fee to increase by RMB 55 million. The other operating expenses apart from environmental protection fee decreased by RMB 25 million as a result of cost control of the Company.

Financial expenses

             Financial expenses include the net of interest income, interest expense, bank charges and net exchange differences.

             Interest expenses

             The interest expense of the Company and its subsidiaries in 2006 amounted to RMB 1,591 million, representing an increase of 11.53 % from RMB 1,427 million in last year. The increase was primarily attributable to the expense off of interest expense upon commencement of commercial operation for the newly operated power plants instead of continued capitalization.

             Bank charges and net exchange differences

             Bank charges and net exchange differences of the Company and its subsidiaries amounted to RMB 68 million in 2006, representing a relatively significant change from the RMB 249 million of exchange gain plus bank charges in 2005. In 2005, RMB appreciated against US dollar and Euro. As a result, loans denominated in US dollar and Euro generated approximately RMB 290 million in foreign exchange gain, while in 2006, an exchange gain of RMB 112 million was resulted, giving rise to a decrease to a foreign exchange gain of RMB 178 million.

Share of profit of associates

             Share of profit of associates in 2006 was RMB 791 million, representing an increase of RMB 147 million from RMB 644 million in 2005. The increase of share of profit of associates has benefited from the increase in investment income from Shandong Rizhao Power Company Ltd. and the inclusion of investment income from Huaneng Finance in the Company's accounts starting from January 2006.

Enterprise Income Tax ("EIT")

             The EIT of the Company and its subsidiaries amounted to RMB 1,128 million, representing an increase of 7.99% from RMB 1,044 million in 2005. The increase in EIT was mainly caused by the increase of profit.

Profit for the year, Profit attributable to the Company's equity holders and minority interests

             The profit of the Company and its subsidiaries amounted to RMB
6.889 billion in 2006, which represented a significant increase when comparing with the profit of RMB 5.548 billion in 2005, reflecting that the actual effective implementation of the Company's acquisition and development strategy plays an important role in raising revenue and maintaining profit level. The pace of profit increase was more proportionate than that of the revenue as a result of the effective cost controls implemented by the Company and its subsidiaries. The profit attributable to equity holders of the Company and minority interests increased at similar pace.


Year ended December 31, 2005 compared with year ended December 31, 2004

                                             --------------------------------------------------------------------
                                                               For the Year Ended December 31,
                                             --------------------------------------------------------------------
                                                                                                 Increased/
                                                    2005                    2004                (Decreased)
                                             --------------------   ---------------------   ---------------------
                                                   RMB'000                RMB'000                    %

Operating revenue                              40,190,004               30,150,602                    33.30

Sales tax                                        (113,475)                 (32,324)                  251.05

Operating expenses
    Fuel                                      (21,202,952)             (15,068,188)                   40.71
    Maintenance                                (1,165,374)                (807,689)                   44.28
    Depreciation                               (6,167,692)              (4,706,992)                   31.03
    Labor                                      (2,487,098)              (1,877,264)                   32.49
    Service fees to HIPDC                        (141,102)                (133,609)                    5.61
    Others                                     (1,903,345)                (606,346)                  213.90
                                             --------------------   ---------------------

       Total operating expenses               (33,067,563)             (23,200,088)                   42.53
                                             --------------------   ---------------------

Profit from operations                          7,008,966                6,918,190                     1.31
                                             --------------------   ---------------------

Financial expense
    Interest income                                53,685                   43,092                    24.58
    Interest expense                           (1,426,609)                (663,424)                  115.04
    Bank charges and exchange gain /
      (losses), net                               248,533                 (119,452)                 (308.06)
                                             --------------------   ---------------------

       Total financial expense, net            (1,124,391)                (739,784)                   51.99
                                             --------------------   ---------------------

Share of profit of associates                     644,376                  312,037                   106.51

Investment income, net                             60,872                   20,554                   196.16

Other income, net                                   2,385                   18,666                   (87.22)
                                             --------------------   ---------------------

Profit before tax                               6,592,208                6,529,663                     0.96

Income tax expense                             (1,044,297)                (948,734)                   10.07
                                             --------------------   ---------------------

Profit for the year                             5,547,911                5,580,929                    (0.59)
                                             ====================   =====================

Attributable to:

        Equity holders of the Company           4,871,794                5,323,876                    (8.49)
        Minority interests                        676,117                  257,053                   163.03
                                             --------------------   ---------------------

                                             --------------------------------------------------------------------
                                                               For the Year Ended December 31,
                                             --------------------------------------------------------------------
                                                                                                 Increased/
                                                    2005                    2004                (Decreased)
                                             --------------------   ---------------------   ---------------------
                                                   RMB'000                RMB'000                    %


                                                5,547,911                5,580,929                    (0.59)
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

                                                                      Average Tariff Rate
                                                                           (RMB/MWh)
                                                      ------------------------------------------------------
            Operating Power Plant                        2004            2005       Increase/(decrease) (%)
----------------------------------------------------  ------------  -------------  -------------------------
Dalian..............................................    283.62           317.58              11.97%
Fuzhou..............................................    365.00           367.06               0.56%
Nantong.............................................    325.18           343.00               5.48%
Shang'an............................................    303.25           319.91               5.49%
Shantou Oil-fired...................................    604.08           610.73               1.10%
Shantou Coal-fired..................................    446.86           459.12               2.74%
Dandong.............................................    289.05           301.67               4.37%
Shidongkou II.......................................    342.56           357.60               4.39%
Nanjing.............................................    321.67           340.65               5.90%
Dezhou..............................................    332.58           349.56               5.11%
Weihai..............................................    394.06           398.93               1.24%
Jining..............................................    299.89           323.41               7.84%
Shidongkou I........................................    285.43           320.30              12.22%
Taicang.............................................    341.10           360.00               5.54%
Changxing...........................................    351.94           392.83              11.62%
Huaiyin Phase I.....................................    330.88           346.43               4.70%
Huaiyin Phase II....................................        --           373.77                 N/A
Xindian.............................................    320.83           337.25               5.12%
Yushe Phase I.......................................    293.09           319.37               8.97%
Yushe Phase II......................................    250.01           256.00               2.40%
Yingkou.............................................    315.48           360.09              14.14%
Jinggangshan........................................    325.67           353.49               8.54%
Luohuang............................................    286.74           300.90               4.94%
Yueyang.............................................    316.52           341.34               7.84%
Qinbei..............................................    273.11           299.77               9.76%
Pingliang...........................................        --           211.43                 N/A


                                                                      Average Tariff Rate
                                                                           (RMB/MWh)
                                                      ------------------------------------------------------
            Operating Power Plant                        2004            2005       Increase/(decrease) (%)
----------------------------------------------------  ------------  -------------  -------------------------
Sichuan Hydropower..................................        --           262.52                 N/A
Consolidated average................................    327.88           331.41               1.08%


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

In addition, the employee salary which had originally been accounted for as construction cost was accounted for as labor cost as newly constructed units were put into operation, resulting in the increase in labor costs as well.

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

Enterprise income tax ("EIT")

             The EIT of the Company and its subsidiaries amounted to RMB 1.044 billion in 2005, representing an increase of 10.07% from RMB 949 million in 2004. The effective tax rate increased from 15% in 2004 to 16% in 2005. The acquisition of domestic enterprises in the current year contributed to such an increase. Please refer to Note 30 to the Financial Statements for detailed analysis.

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

C.       Financial position

General

             Compared with 2005, the assets and liabilities of the Company and its subsidiaries experienced a significant change as a result of the increase in expenditure on project construction in 2006. As at December 31, 2006, the total assets of the Company and its subsidiaries amounted to RMB 113.601 billion, representing an increase of 14.24% from RMB 99.440 billion in 2005. Among them, non-current assets increased by 14.88% to RMB 100.374 billion and current assets increased by 9.64% to RMB 13.226 billion. The major reason for such was due to continuous capital expenditure. Current assets increased by RMB
1.163 billion from the beginning of 2006. Among them, there was net increase of accounts receivable amounted to RMB 955 million, the majority of which was the increase of receivables for electricity sold generated by the newly operated power plants, and net decrease of inventories amounting to RMB 190 million, mainly caused by the decrease of coal reserve for generating electricity.

             As at December 31, 2006, the total liabilities of the Company and its subsidiaries amounted to RMB 62.992 billion, representing an increase of 18.19% from RMB 53.296 billion as at December 31, 2005 mainly due to the increase in borrowings for the financing of construction projects. The non-current liabilities of the Company and its subsidiaries mainly consisted of bank loans and shareholder's loans that are of similar terms as bank loans. The current liabilities at year end increased comparing with the beginning of the year as a result of expansion of scale of operation of the Company.

             As at December 31, 2006, total interest-bearing debts of the Company amounted to RMB 52.006 billion, which included long-term loans (inclusive of current portion), short-term loans, short-term bonds and notes payable. Among these, liabilities denominated in foreign currencies amounted to approximately RMB 5.281 billion.

             Excluding the impact of profit and dividend distribution in 2006, there was an increase in equity from the beginning to the end of 2006. This was mainly attributable to the inclusion in our equity of RMB 426 million of the difference between the market value at the end of 2006 and the net book value in the beginning of 2006 of our available-for-sale investment (investment in China Yangtze Power Co., Ltd.), gross of tax.


Major financial position ratios

                                                                       2006             2005           2004
                                                                   ------------- --------------- ---------------

Current ratio                                                          0.50             0.52           0.58
Quick ratio                                                            0.42             0.42           0.49
Ratio of liability and shareholders' equity                            1.45             1.33           0.92
Multiples of interest earned                                           3.87             3.77           7.23

Formula of the financial ratios


Current ratio = balance of current assets as of the year end / balance of current liabilities as of the year end

Quick ratio = (balance of current assets as of the year end - net inventories as of the year end) / balance of current liabilities as of the year end

Ratio of liabilities and shareholders' equity = balance of liabilities as of the year end / balance of shareholders' equity (excluding minority interests) as of the year end

Multiples of interest earned = (profit before tax + interest expense) / interest expenditure (inclusive of capitalized interest)

The current ratio and quick ratio remained at a relatively low level in which current ratio decreased as of December 31, 2006 compared with December 31, 2005. The significant increase in the ratio of liabilities and shareholders' equity as of December 31, 2006 compared with December 31, 2005 was mainly due to the significant increase in borrowings for the new construction projects. The multiples of interest earned increased from that of the same period of the prior year mainly due to the increase of profit generated by the newly operated power plants.

The current ratio and quick ratio remained at a relatively low level and decreased as of December 31, 2005 compared with December 31, 2004. This was mainly due to the increased current liabilities as a result of issuance of short-term bond by the Company in 2005. The significant increase in the ratio of liabilities and shareholders' equity as of December 31, 2005 compared with December 31, 2004 was mainly due to the significant increase in construction borrowings and the impact of the relatively high ratio of liabilities and equity holders of Sichuan Hydropower and Pingliang Power Company acquired in 2005. The multiples of interest earned decreased significantly from that of the same period of the prior year mainly due to: first, the acquisitions increased the liability and total interest expenses, however, the profit before tax did not increase at the same rate as liabilities or interest expense due to the coal price factor. Second, the continuous commencement of the projects under construction led to the increase in construction borrowings and total capitalized interest compared with 2004.

Impact of differences between IFRS and US GAAP

             In addition to the above management discussion and analysis of our results of the operations under IFRS between the years ended December 31, 2006, 2005 and 2004, the following provides a summary of the significant accounting differences between IFRS and US GAAP that would have a significant impact on our management discussion and analysis of the results of our operations between the years ended December 31, 2006, 2005 and 2004 under US GAAP. See also Note 38 to the Financial Statements for a complete summary of all significant accounting differences between IFRS and US GAAP that are relevant to us.

             Under IFRS, we have adopted the acquisition method to account for our acquisitions of the Shidongkou I Power Plant, the Taicang Power Company and the Changxing Power Plant in 2002; the acquisitions of the 55% equity interests in the Qinbei Power Company, 60% equity interests in the Yushe Power Company and all of the assets and liabilities of the Xindian Power Plant in 2003; the acquisitions of the 55% equity interests in the Yueyang Power Company, 60% equity interests in the Luohuang Power Company, 90% equity interests in the Jinggangshan Power Plant and all of the assets and liabilities of the Yingkou Power Plant in 2004; and the acquisition of 60% equity interests in Sichuan Hydropower and 65% equity interests in Pingliang Power Company in 2005. Accordingly, our results of operations under IFRS include the results of these power plants only from the respective dates of acquisition. In contrast, under US GAAP, our acquisition of these power plants are considered as combinations of entities under common control which are accounted for at historical cost and reflected retroactively to include the results of operations for each of the three years ended December 31, 2006 as if the acquisitions of these power plants had taken place since the beginning of the earliest period presented.

             In accordance with IFRS, we capitalized interest on general borrowings used for the purpose of obtaining a qualifying asset in addition to the capitalization of interest on specific borrowings. Under US regulatory accounting requirements, interest on funds borrowed generally and used for the purpose of obtaining a qualifying asset was not capitalized if such interest would not be taken into consideration when determining the recoverable rate base for tariff setting purposes. Consequently, under US GAAP the Company did not capitalize interest on general borrowings used for obtaining regulatory assets. An adjustment is made to reverse the capitalized interest on general borrowings and the related depreciation on property, plant and equipment.

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

             Upon the completion of the acquisition of Shandong Huaneng Power Development Company Limited ("Shandong Huaneng"), the entire net assets of Shandong Huaneng were recorded at fair value. In 2004, the excess of the fair value of the entire net assets acquired over the total cost of the acquisition was recorded as negative goodwill and amortized using the straight-line method over its estimated useful life. In 2005, the ending balance of negative goodwill brought forward from 2004 is credited to opening retained earnings in accordance with IFRS 3. Under US GAAP, Huaneng Group's proportionate share of 33.09% in the net assets of Shandong Huaneng that was sold to the Company was recorded at the historical carrying value. The excess of the proportionate share in the book value of the net assets acquired over the relevant portion of the cash consideration was recorded as a capital contribution to the Company. The book value of the remaining 66.91% of the net assets continues to be part of the recoverable rate base under the cost recovery formula of the tariff setting mechanism. Under US GAAP, the difference between these net asset values and the cash consideration was recorded as a reduction to the property, plant and equipment of the respective power plants. As the amount of negative goodwill originally recognized under IFRS is different from the amount of the reduction to property, plant and equipment under US GAAP and that the negative goodwill under IFRS is offset against opening retained earnings in 2005 whereas, for US GAAP purposes, it was a reduction to the value of the property, plant and equipment, which reduced value is being depreciated over the respective assets' useful life, the operating result under IFRS and US GAAP is different. Therefore, the impact of the GAAP difference on operating expense was RMB 161 million in 2006 and 2005 and RMB 87 million in 2004.

             The impact on depreciation arising from the GAAP difference between IFRS and US GAAP was mainly attributable to the acquisitions from related parties that are considered as common control transactions and thus, required to be accounted for at historical cost under US GAAP which cause the GAAP difference on the carrying amounts and the depreciation of property, plant and equipment ("the impact of using historical method"). In addition, for the acquisitions to be considered as common control, the operating results of the power plants acquired before acquisition should be consolidated into the Company and its subsidiaries' operating results in a manner similar to the pooling of interests method which also cause the GAAP difference in the depreciation expense ("the impact of pooling method").

             Hence, in 2006, the impact of using historical method resulted in a decrease in depreciation of 7% from RMB 6,719 million under IFRS to RMB 6,265 million under US GAAP.

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

             Other than the above, there was no material difference between IFRS and US GAAP that would have a significant impact on our management discussion and analysis of the results of our operation among the years ended December 31, 2006, 2005 and 2004.

D.       Liquidity and cash resources

             The primary sources of funding for the Company and its subsidiaries have been cash provided by internal fund operating activities and short-term and long-term borrowings, and the primary use of funds have been for working capital, capital expenditure and repayment of short-term and long-term borrowings.

             As at December 31, 2006, the net current liabilities of the Company and its subsidiaries totaled to 13.30 billion. Based on the successful financing record of the Company, the significant amount of undrawn banking facilities available to the Company and the stable operating results, the Company believes that it will be able to meet its liabilities as and when they fall due and meet the capital required for operations. In addition, the Company will continue to minimize interest expense by issuing short-term bonds. The Company is confident that it will be able to control the level of its liabilities and financial risks.

Liquidity


Cash flows from operating activities

                                                                 For the Year Ended December 31,
                                                    -------------------------------------------------------
                                                           2006               2005               2004
                                                    ----------------- ------------------- -----------------
                                                         RMB'000            RMB'000             RMB'000
Cash flows from operating activities
Profit before tax.............................           8,016,773          6,592,208           6,529,663
Non-cash items adjustments....................           7,425,755          6,894,680           4,907,940
Changes in working capital....................             (99,402)        (1,778,721)         (1,219,952)
Interest paid.................................          (2,507,354)        (1,965,094)           (974,879)
Interest received.............................              53,444             52,475              43,895
Income tax paid...............................          (1,394,503)        (1,114,698)         (1,123,966)
                                                    ----------------- ------------------- -----------------

Net cash provided by operating activities.....          11,494,713          8,680,850           8,162,701
                                                    ----------------- ------------------- -----------------

             Net cash provided by operating activities is the main source of cash for the Company. The net cash provided by operating activities amounted to RMB 11.495 billion in 2006 which was higher than that of the prior year mainly because of an increase in the scale of operations.

             The net cash provided by operating activities amounted to RMB 8.681 billion in 2005, representing an increase of 6% from RMB 8.163 billion in 2004. The increase was primarily due to the increased operating revenue resulting from the expansion of power generation capacity. Net cash provided by operating activities was partially offset by the increased interest paid of RMB 1.114 billion, resulting from the increased borrowing bearing interests.

             The Company and its subsidiaries expect the operating activities will continue to provide sufficient and sustained cash flows for the operations and expansion in the future.


Cash flows used in investing activities

                                                                    For the year ended December 31,
                                                           ---------------------------------------------------
                                                                 2006             2005              2004
                                                           ---------------  ----------------  ----------------
                                                                RMB'000         RMB'000            RMB'000
Cash flows from investing activities

   Purchase of property, plant and equipment...........    (15,998,575)     (13,842,293)         (9,877,553)

   Proceeds from disposals of property, plant and
     equipment, net....................................         32,180           32,098              27,768

   Prepayments of land use rights......................       (250,627)         (99,745)           (154,754)

   (Increase)/decrease  in other non-current assets....         (8,973)          15,766              (3,680)

   Decrease in temporary cash investments..............          2,652            9,989             132,355

   Proceeds from disposals of investments..............              -                -                 548

   Cash dividends received ............................        482,609          429,589             172,542

   Cash injections in associates.......................       (174,918)               -                   -

   Cash consideration paid for acquisitions ...........              -       (2,528,300)         (4,575,000)

   Direct transaction costs paid for acquisitions......              -          (16,698)            (31,685)

   Cash from the power plants acquisitions.............              -          566,704             659,174

   Net cash inflow on disposals of a subsidiary and
     other investment..................................            110           19,521                   -
                                                           ---------------  ----------------  ---------------

    Net cash used in investing activities..............    (15,915,542)     (15,413,369)        (13,650,285)
                                                           ---------------  ----------------  ---------------


             Net cash used in investing activities amounted to approximately RMB15.916 billion, RMB 15.413 billion and RMB 13.650 billion in 2006, 2005 and 2004. The increase in net cash used in investing activities in 2006 was mainly due to the increased capital expenditures on construction and renovation offset by no payment for acquisition.


Cash flows from financing activities

                                                                   For the year ended December 31,
                                                         -----------------------------------------------------
                                                                2006               2005              2004
                                                         -------------------  --------------  ----------------
                                                               RMB'000           RMB'000          RMB'000
Cash flows from financing activities

   Bonds issuance expense paid.....................              (20,000)         (22,500)                -

   Drawdown of short-term bonds....................            5,000,000        4,862,200                 -

   Repayments of short-term bonds..................           (4,862,200)               -                 -

   Drawdown of short-term loans....................           14,458,700       11,657,569         8,724,000

   Repayments of short-term loans..................          (13,215,850)     (13,670,000)       (2,940,313)

   Drawdown of long-term loans from a shareholder..                    -        2,000,000           800,000

   Repayments of long-term loans from shareholders.                    -                -        (1,504,827)

   Drawdown of long-term bank loans................            9,982,982        8,297,018         4,944,000

   Repayments of long-term bank loans..............           (3,010,623)      (2,933,870)       (3,192,843)

   Drawdown of other long-term loans...............               40,000                -                 -

   Repayments of other long-term loans                          (472,154)        (351,118)         (679,062)

   Capital injection from minority shareholders of
     the subsidiaries..............................              588,708          585,702           677,034

   Dividends paid to shareholders of the Company...           (3,013,846)      (3,022,096)       (3,005,586)

   Dividends paid to minority shareholders of the
     subsidiaries..................................             (495,361)        (318,252)         (167,125)

   Redemption of convertible notes.................                    -                -              (811)
                                                         -------------------  --------------  ---------------


    Net cash provided by/(used in) financing
activities.........................................            4,980,356        7,084,653         3,654,467
                                                         -------------------  --------------  ---------------

             Net cash inflow provided by financing activities in 2006 amounted to RMB 4.980 billion primarily because our proceeds from bank loans exceeded repayment of bank loans by approximately RMB 8 billion. On the other hand, the net cash inflow was partially offset by the dividends of RMB 3.014 billion paid to the shareholders of the Company.

             Net cash inflow provided by financial activities in 2005 amounted to RMB 7.085 billion primarily because our proceeds from bank and other loans exceeded repayment of bank and other loans by approximately RMB 5 billion. The net cash inflow was further increased by issuance of short-term bonds in the principal amount of RMB 5 billion. On the other hand, the net cash inflow was partially offset by the dividends of RMB 3.022 billion paid to the shareholders of the Company.

             Net cash inflow provided by financing activities in 2004 amounted to RMB 3.654 billion, primarily because our proceeds from bank and other loans exceeded repayment of bank and other loans by approximately RMB 6.151 billion. The net cash inflow was partially offset by the dividends of approximately RMB
3.006 billion to the shareholders of the Company.


Cash and cash equivalents

                                                                   For the Year Ended December 31,
                                                           ------------------------------------------------
                                                                    2006           2005              2004
                                                           ---------------  --------------  ---------------
                                                                 RMB'000        RMB'000           RMB'000
Net increase / (decrease) in cash and cash
   equivalents.......................................            559,527        352,134        (1,833,117)
Cash and cash equivalents as of the beginning of
   the year..........................................          2,647,665      2,295,531         4,128,648
                                                           ---------------  --------------  ---------------
Cash and cash equivalents as of the end of the year..          3,207,192      2,647,665         2,295,531
                                                           ===============  ==============  ===============

             As of December 31, 2006, the Company's cash and cash equivalents amounted to RMB 3.207 billion, of which, cash in RMB accounted for RMB 1.327 million, current deposits in RMB accounted for RMB 3.204 billion, and current deposits in US dollar accounted for RMB 2.153 million.

             The Company's cash and cash equivalents as of December 31, 2005 amounted to RMB2.648 billion as compared with RMB2.296 billion as of December 31, 2004.

             Please refer to Notes 22, 26 and 32(a) to the Financial Statement for a detailed discussion of the level of fixed rate loans and the denominated currency and amount of cash and cash equivalents respectively.

Capital expenditure and cash resources

Capital expenditures

             The capital expenditures in 2006 amounted to approximately RMB 16.3 billion, which was mainly used for capital expenditures on construction and renovation, including RMB 1,136 million for the Huaiyin Phase III project, RMB 499 million for the Haimen project, RMB 352 million for the Taicang Phase II project, RMB 477 million for the Yueyang Phase II project, RMB 1,019 million for the Shanghai Combined-Cycle project, RMB 1,647 million for the Luohuang Phase III project, RMB 1,085 million for the Xindian Phase III project, RMB 986 million for the Yingkou Phase II project, RMB 4,397 million for the Yuhuan project and RMB 706 billion for Shang'an Phase III project. Other expenditure mainly consisted of pre-construction expenditure and routine renovation expenditure.

             The capital expenditures on construction and renovation amounted to approximately RMB13.984 billion and RMB10.036 billion in 2005 and 2004, respectively.

             The Company will continue to incur significant capital expenditures in 2007. The Company will actively engage in new project developments in order to lay the foundation for the long-term development of the Company. The Company expects to finance the above capital expenditure through internal funding, debt financing and cash flows provided by operating activities.

Cash resources and anticipated financing costs

             The Company expects the cash resources for capital expenditure and acquisition to be primarily generated from internal funds, cash flow from operating activities and future debt and equity financing.

             Good operating results and good credit status provide the Company strong financing capabilities. As at December 31, 2006, the Company and its subsidiaries obtained from undrawn banking facilities of RMB 25.61 billion, which provided the Company with a sufficient level of credit facilities and effectively raised the level of asset liquidity and repayment capability of the Company.

             As at December 31, 2006, the total short-term loans of the Company and its subsidiaries amounted to RMB 7.824 billion with interest rates charged between 4.30% and 5.51% per annum (2005: RMB 6.581 billion with interest rates charged between 4.30% and 5.76% per annum); apart from the short-term loans, the total amount of the short-term bonds of the Company and its subsidiaries amounted to RMB 5.078 billion (2005: RMB 4.938 billion).

             As at December 31, 2006, the total long-term bank borrowings of the Company and its subsidiaries amounted to approximately RMB 35.206 billion (2005: approximately RMB 28.365 billion). These loans included bank borrowings denominated in Renminbi of approximately RMB 30.096 billion (2005: approximately RMB 22.241 billion), US dollar of approximately US$ 567 million (2005: approximately US$672 million), and Euro of approximately Euro 66 million (2005: approximately Euro 73 million). Included in these borrowings were approximately US$ 54 million (2005: US$ 60 million) of floating-rate borrowings. For the year ended December 31, 2006, the long-term bank borrowings bore interest rates that ranged from 2% to 6.97% (2005: 2% to 6.97%) per annum.

             As at December 31, 2006, the total long-term shareholder's loans to the Company and its subsidiaries amounted to RMB 2.80 billion (2005: approximately RMB 2.80 billion). For the year ended December 31, 2006, these borrowings bore interest rate that ranged from 4.05% to 5.02% (2005: 4.05% to 5.02%) per annum.

             As at December 31, 2006, other long-term loans of the Company and its subsidiaries amounted to approximately RMB 424 million (2005: approximately RMB 864 million). These loans included borrowings denominated in Renminbi of approximately RMB 254 million (2005: approximately RMB 647 million), US dollar of approximately US$ 13 million (2005: approximately US$16 million) and Japanese Yen of approximately JPY 1.071 billion (2005: approximately JPY1.31 billion). The US dollar and Japanese Yen borrowings were at floating rates. For the year ended December 31, 2006, these borrowings bore interest rates that ranged from 4.94% to 6.12% (2005: 2.99% to 6.12%) per annum.

             The Company and its subsidiaries will closely monitor changes in the exchange rate and interest rate markets and cautiously assess the currency rate and interest rate risks.

             Combining the current development of the power generation industry and the growth of the Company, the Company will make continuous efforts to not only meet cash requirements of daily operations, construction and acquisition, but also establish an optimal capital structure to minimize the cost of capital and manage financial risks through effective financial management activities, thereby maintaining sustainable and stable returns to the shareholders.

             The objective of the Company is to bring long-term, stable and growing returns to the shareholders. In line with this objective, the Company follows a proactive, stable and balanced dividend policy. In 2007, in accordance with the profit appropriation plan of the board of directors of the Company (subject to the approval of the shareholders' meeting), the Company expects to pay a cash dividend of approximately RMB 3.376 billion.

             The following table sets forth the maturity profile of the Company's loans as of December 31, 2006.

Maturity Profile
(RMB billions)                          2007     2008     2009     2009     2010
                                        ----     ----     ----     ----     ----

Principal proposed to be repaid         16.5     4.3       9.5     4.3      3.4
Interest proposed to be repaid           2.3     1.7       1.3     0.9      0.7
Total                                   18.8     6.0      10.8     5.2      4.1

Note: (1) This table is prepared according to the amounts in the contracts which have been entered into;

      (2) The amount of the principal to be repaid in 2007 is relatively large because this includes expected repayment of short-term borrowings and short-term bonds. The amount of the principal to be repaid in 2009 is relatively large because a significant amount of the long-term loans borrowed in 2006 have a three-year maturity period.


E.       Trend information

             Impact of power demand and supply on the Company

             In the power market, the rapid growth of the national economy, the continuous increase in national living standard will cause increase in power demand, providing opportunities for the Company to expand and develop more projects. However, with the commencement of commercial operations of new generations in recent years, market competition may be fiercer, and the utilization hours of the generating units are expected to drop in 2007.

             The implementation of the state policies of "encouraging to build large generating units, closing small generating units", and "saving of resources and reducing the emission of pollutants" provide opportunities to the Company to enjoy advantages with large generating units, high efficiency and wide service coverage and enhance its competitiveness. However, it will also be a challenge for the Company as to how to capitalize the opportunities, make a good use of the policies and turns its advantages into accelerating the development and achieving good operating results.

Impact of coal demand and supply on the Company

             In the coal market, coal supply and demand is basically balanced, and the tension of coal transportation has been relatively relieved, hence providing a favorable condition for the supply of coal for power plants. However, the coal prices of key contracts have a relatively large increase and spot-market coal price still hover at a high level, bringing challenges to the Company in terms of fuel cost control.

             Impact of the financial foreign exchange market on the Company

             There are sufficient funds in the domestic financial market and there are no significant fluctuations in funding costs. Because of the good loan repayment capabilities and credit status of the Company, the Company is confident in raising sufficient funds for construction of power plants and daily operations by using various financial products.

             The reforms of the Renminbi exchange rate setting mechanism increased exchange rate flexibility. However, as both the scales of the use of foreign exchange for the import of equipment and materials and foreign exchange payments in servicing foreign currency borrowings are not significant, it is anticipated that the reforms will not have a significant impact on the cash flow of the Company.

F.       Employee benefits

             As at December 31, 2006, the Company and its subsidiaries had 23,508 employees. The Company and its subsidiaries provided the employees with competitive remuneration and linked such remuneration to operating results as working incentives for the employees. Currently, the Company and its subsidiaries do not have any non-cash remuneration packages.

             Based on the development plans of the Company and its subsidiaries and the requirements of individual positions, together with consideration of specific characteristics of individual employees, the Company and its subsidiaries tailored various training programs for their employees on management skills, technical skills and marketing skills. These programs enhanced both the knowledge and operational skills of the employees.

G.       Guarantee on loans and restricted assets

             As of December 31, 2006, the balance of the guarantees provided by the Company to Rizhao Power Company, an associate, amounted to RMB 123 million. The Company assumed such guarantee obligation from Huaneng Group as a result of the acquisition of Huaneng Group's equity investment in Rizhao Company.

             As of December 31, 2006, certain property, plant and equipment of Sichuan Hydropower, a subsidiary of the Company, were used to secure borrowings. The original acquisition cost of such pledged assets was approximately RMB 90 million.

             As of December 31, 2006, restricted bank deposits amounted to RMB 204 million, which were mainly deposits for letters of credits.

             The Company had no contingent liabilities as of December 31, 2006.

H.       Off-balance sheet arrangements

             The off-balance sheet arrangements primarily consisted of the guarantees provided for an associate's long-term loans mentioned above.

             The off-balance sheet arrangement does not have or reasonably likely to have an effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

I.       Performance of significant investments and their prospects

             On April 22, 2003, the Company paid RMB 2.39 billion to acquire a 25% equity interest in Shenzhen Energy Group. This investment brought the Company a profit of RMB 396 million in 2006 under IFRS. Shenzhen Energy Group is the largest power supplier in Shenzhen and its power plants are located in Guangdong Province, one of the most prosperous provinces in China. With strong demand for electricity in that region, the Company expects that this investment will generate stable returns in the future.

             In July 2004, the Company paid RMB 1.375 billion to acquire a 40% equity interest in Hanfeng Power Company. This investment brought the Company a profit of RMB 212 million in 2006 under IFRS. Hanfeng Power Company is located in Hebei Province in north China and there is strong demand for electricity in that region. The Company expects that this investment will generate stable returns in the future.

J. Tabular disclosure of contractual obligations and commercial commitments

             A summary of payments due by period of our contractual obligations and commercial commitments as of December 31, 2006 is shown in the tables below. A more complete description of these obligations and commitments is included in the Notes to Financial Statements as referenced below.


As of December 31, 2006


Contractual Cash Obligations
(RMB millions)                               2007      2008-2009    2010-2011   Thereafter      Total
                                          ---------- ------------ ------------ ------------ -------------
Long-term Loans from a Shareholder(1)             -            -            -        2,800         2,800
Long-term Bank Loans(1)                       2,891       13,639        7,686        6,802        31,018
Other Long-term Loans(1)                        152          136           57            -           345
Interest Payments                             1,857        3,035        1,590        1,857         8,339
Operating Lease - Head Office(2)                 26            -            -            -            26
Operating Lease - Nanjing Power Plant(2)          1            2            2           49            54
Operating Lease - Dezhou Power Plant(2)          30           60           60          372           522
Operating   Lease   -   Shang'an   Power
Plant(2)                                          2            4            4           62            72
                                          ---------- ------------ ------------ ------------ -------------
                                              4,959       16,876        9,399       11,942        43,176
                                          ========== ============ ============ ============ =============

Other Commercial Commitments
(RMB millions)                               2007      2008-2009    2010-2011   Thereafter      Total
                                          ---------- ------------ ------------ ------------ -------------
Long-term coal purchase contracts(2)          9,457       11,024            -            -        20,481
Other commitments(2)                         17,388            -            -            -        17,388
                                          ---------- ------------ ------------ ------------ -------------
                                             26,845       11,024            -            -        37,869
                                          ========== ============ ============ ============ =============

(1)      See Note 22 to the Financial Statements, "Long-term Loans".
(2)      See Note 34 to the Financial Statements, "Commitments".

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

ITEM 6   Directors, Senior Management and Employees

A.       Directors, members of the supervisory committee and senior management

Directors

             The table below sets forth certain information concerning our directors as of April 6, 2007. The current term for all of our directors is three years, which will expire in May 2008.

Name                              Age              Position with us
--------------------------------  -----  ---------------------------------------
Li Xiaopeng                       48     Chairman of the Board of Directors
Huang Yongda                      50     Vice Chairman of the Board of Directors
Huang Long                        54     Vice Chairman of the Board of Directors
Na Xizhi                          54     Director, President
Wu Dawei                          54     Director
Shan Qunying                      54     Director
Ding Shida                        59     Director
Xu Zujian                         53     Director
Liu Shuyuan                       57     Director
Qian Zhongwei                     69     Independent Director
Xia Donglin                       46     Independent Director
Liu Jipeng                        51     Independent Director
Wu Yusheng                        51     Independent Director
Yu Ning                           53     Independent Director

Li Xiaopeng, aged 48, has served as Chairman of the Company since April 8, 1999. He also serves as President of Huaneng Group as well as Chairman of HIPDC. Mr. Li is a senior engineer. He served as Vice President, President and Vice Chairman of the Company as well as Vice President, President and Vice Chairman of HIPDC, Chairman of Huaneng Group and Vice President of State Power Corporation. Before joining HIPDC, he had successively served as Engineer of the Power System Research Division, as Deputy Division Chief of the Planning and Operations Division, and as General Manager of the Power Technology and Economic Research Division, Electric Power Research Institute. He graduated from the North China Institute of Electric Power specializing in power plants and power systems.

Huang Yongda, aged 50, has served as Vice Chairman of the Company since May 11, 2005. He also serves as vice President of Huaneng Group. Mr. Huang is a senior accountant. He served as Deputy Director of the Economic Moderation and State Asset Supervision Office of Ministry of Power Industry, Deputy Director of the General Office of the Ministry of Power Industry, Deputy Officer of the Finance and Asset Management Department of State Power Corporation, Deputy Director of the Power Department of the State Economic and Trade Commission, President of Jiangxi Province Power Corporation, Vice President of HIPDC, Chairman of Xi'an Thermal Industrial Research Institute Limited Company ("Xi'an Thermal"), Chairman of Huaneng Capital Services Limited Company ("Huaneng Capital Service"), and President of the Company. He graduated from Renmin University of China, with a master's degree in industrial financial accounting.

Huang Long, aged 54, has served as Vice Chairman of the Company since March 7, 2006. He also serves as Vice President of Huaneng Group. Mr. Huang is a senior engineer. He served as Deputy General Manager and General Manager of the International Co-operation Department, Vice President and Secretary to the Board of the Company. He graduated from North Carolina State University in the U.S. with a M.S. degree in communications and auto-control.

Na Xizhi, aged 54, has served as a director of the company since May 12, 2005 and President of the Company since March 7, 2006. Mr. Na is a professor-level senior engineer. He served as Vice President of the Company, Deputy Manager of the Power Generation Department, General Manager of the Operation Department, General Manager of the Power Safety and Production Department, Deputy Chief Engineer and Vice President of Huaneng Group. He graduated from Wuhan Hydroelectric University, specializing in thermal power with a master degree in technology.

Wu Dawei, aged 54, has served as a director of the Company since May 11, 2005. He also serves as Deputy Chief Engineer of Huaneng group and President of Huaneng Group East China Branch Company. Mr. Wu is a professor-level senior engineer. Since joining the Company in 1988, he has served as Deputy General Manager of Huaneng Shanghai Shidongkou Second Power Plant, Deputy General Manager of Shanghai branch of the Company, General Manager of Huaneng Shanghai Shidongkou Second Power Plant, and vice president of the Company. He has obtained a MBA degree from the China Europe International Business School.

Shan Qunying, aged 54, has served as a director of the Company since June 6, 2006. He also served as Vice President of Hebei Provincial Construction Investment Company. Mr. Shan is a senior engineer. He served as Division Chief of the Energy and Transportation Division of Hebei Provincial Construction Investment Company. He graduated from Beijing Steel Institute specializing in automation.

Ding Shida, aged 59, has served as a director of the Company since November 17, 2005. He also serves as President of Fujian Investment Enterprise Group Corporation, Chairman of Minxin Group Limited (a Hong Kong listed company), Director, Executive Director and Vice Chairman of Xiamen International Bank, Director, Executive Director and Vice Chairman of Macau International Bank, and Chairman of Hong Kong Guixin Limited. Mr. Ding is a senior economist. He served as Secretary of the Party Committee of Shanghang County, member of the Party Committee of Longyan Region, Secretary of the Party Committee of Longyan City, General Manager and Chairman of Fujian Provincial Construction Materials Corporation, and Chairman of Fujan Cement Inc. (a domestic listed company). He graduated from the China Academy of Social Sciences, specializing in agricultural economics management and was conferred a doctoral degree in management.

Xu Zujian, aged 53, has served as a director of the Company since June 6, 2000. He also served as Vice President of Jiangsu Province Guoxin Asset Management Group Limited Company, and Chairman of Jiangsu Investment Management Co. Ltd. Mr. Xu is a senior economist. He served as Vice President of Jiangsu
Provincial International Trust & Investment Corporation, and President of Jiangsu Provincial Investment & Management Limited Liability Company. He graduated from Liaoning Finance Institute specializing in infrastructure finance.

Liu Shuyuan, aged 57, has served as a director of the Company since September 28, 2004. He also serves as Chairman of Liaoning Energy Investment (Group) Limited Liability Company. Mr. Liu is a senior economist and senior professional manager. He served as Vice President of Liaoning Provincial Trust & Investment Corporation, a director, Vice President, and President of Liaoning Chuangye (Group) Limited Liability Company (Liaoning Energy Corporation), and a director and President of Liaoning Energy Investment (Group) Limited Liability Company. He graduated from Liaoning Province Communist Party School with a master's degree in economic management.

Qian Zhongwei, aged 69, has served as an independent director of the Company since May 15, 2002. Mr. Qian is a professor-level senior engineer. He served as Deputy Chief Engineer, Chief Engineer and Deputy Chief of the Eastern China Power Industry Management Bureau, Director of Shanghai Electricity Bureau, Director of Easter China Power Administration Bureau, and President of Easter China Power Group Company. He graduated from the electrical engineering department of Tsinghua University.

Xia Donglin, aged 46, has served as an independent director of the Company since December 23, 2002. Mr. Xia is a professor and mentor for doctorate graduate of the School of Economics and Management, Tsinghua University. He is also an advisory specialist of the Accounting Standard Committee of the Ministry of Finance, Deputy Secretary-General of China Accounting Society, and an independent director of Zhejiang Zhongda Company and other companies. Mr. Xia is a certified public accountant (non-practising member). He served as Head of Accounting Department of School of Economics and Management, Tsinghua University. He graduated from the Finance and Administration Science Research Institute of Ministry of Finance, specializing in accounting and was awarded a Ph.D. degree of Economics.

Liu Jipeng, aged 51, has served as an independent director of the Company since September 28, 2004. He also serves as Chairman of Beijing Standard Consulting Company, a professor of Law and Economic Research Center of China University of Political Science and Law. Mr. Liu is a certified accountant. He served as Senior Consultant of China Power Enterprises Union and China Securities Market Research and Design Centre as well as Consultant of former State Power Corporation. He graduated from the Economic Department of the graduate School of China Academy of Social Science with a master`s degree in economics.

Wu Yusheng, aged 51, has served as an independent direct of the Company since May 11, 2005. He also serves as Deputy Chief Engineer and Manager of Technology Department of State Grid Corporation of China. Mr. Wu is a professor-level senior engineer. Mr. Wu served as Deputy Director and Senior Engineer of Electric Grid Department of China Electric Power Research Institute and Deputy Chief Engineer, Deputy Dean and Dean of China Electric Power Research Institute. He graduated from Postgraduate School of China Electric Power Research Institute with a master's degree in electric power system and automation.

Yu Ning, aged 53, has served as an independent director of the Company since May 11, 2005. He is also President of All China Lawyers Association, a part-time professor at Peking University, a mentor for master postgraduates at Tsinghua University Law School and a practicing lawyer at Beijing Times Highland Law Firm. Mr. Yu is a lawyer. He served as Deputy Director and Director of the Central Commission for Discipline Inspection of the Communist Party of China. He graduated from Peking University specializing in economic law with a master degree.

Supervisors

             The table below sets forth certain information concerning our supervisors as of April 6, 2007. The current term for all of our supervisors is three years, which will expire in May 2008.

Name                           Age              Position with us
-----------------------------  -----  ---------------------------------------
Guo Junming                    42     Chairman of the Supervisory Committee
Yu Ying                        52     Vice Chairman of the Supervisory Committee
Gu Jianguo                     41     Supervisor
Shen Zongmin                   53     Supervisor
Zou Cui                        54     Supervisor
Wang Zhaobin                   52     Supervisor

Guo Junming, aged 42, has served as Chairman of the Board of Supervisors of the Company since January 18, 2006. He also serves as Chief Accountant of Huaneng Group. Mr. Guo is a senior accountant. He served as Deputy Manager of the Finance Department of Huaneng Group, Vice President and President of China Huaneng Finance Corporation Limited ("Huaneng Finance"), President of Huaneng Capital Services, Deputy Chief Accountant and Manager of Finance Department of Huaneng Group. He graduated from Shanxi Finance and Economic Institute specializing in business finance and accounting.

Yu Ying (Ms), aged 52, has served as Vice Chairman of the Company's Supervisory Committee since May 11, 2005. She also serves as President of Dalian Municipal Investment Corporation. Ms. Yu is a senior economist. She served as Director of Capital Construction Department of Dalian Municipal Planning Commission and Director of Fixed Assets Investment Department of Dalian Municipal Development and Planning Commission. She graduated from Liaoning University of Finance and Economics, specializing in finance and credit, with a master degree in Economics.

Gu Jianguo, aged 41, has served a supervisor of the Company since November 17, 2005. He also serves as President of Nantong Investment & Management Limited Company. Mr. Gu is an economist. He served as Deputy Chief and Chief of General Department, Investment Department, Finance Department and Foreign Economic Affairs Department of the Nantong Municipal Planning Committee; Vice President of Nantong Ruici Investment Limited Company; General Secretary of the Party Committee and Executive Director of Ruici Hospital; President of Ruici (Maanshan) Development Limited Company; Chairman and President of Nantong Zhonghe Guarantee Limited Company and Chief Officer of Nantong Municipal Investment Management Centre. He graduated from Nanjing Aviation University.

Shen Zongmin, aged 53, has served as a supervisor of the Company since December 23, 2002. He also serves as Manager of Shantou Electric Power Development Corporation. Mr. Shan is a senior corporate culture specialist. He served as Deputy Manager of Shantou Electric Power Development Corporation and Chairman of Shantou Power Development Stock Company, Manager of Shantou Electric Corporation and Chairman of Shantou Electric Power Development Co., Ltd. He graduated from Macau Technology University with a MBA degree.

Zou Cui (Ms.), aged 54, has served as a supervisor of the Company since May 11, 2005. She also serves as Manager of the Human Resources Department of the Company. Ms. Zou is a senior engineer. She served as Deputy Chief and Chief of the Personnel Division of the Human Resources Department of HIPDC, Deputy Manager of the Human Resources Department and Deputy Manager of the Supervision and Auditing Department of the Company. She graduated from Xi'an Jiaotong University specializing in computer science.

Wang Zhaobin, aged 52, has served as a supervisor of the Company since May 11, 2005. He also serves as Manager of the Administration Department of the Company. Mr. Wang is a corporate culture specialist. He served as Chief of the Corporate Culture Division of the Human Resources Department, Director of the Retirement Department of HIPDC, Deputy Secretary of the Party Committee, Secretary of the Discipline Inspection Committee and Chairman of the Labor Union of HIPDC Beijing Branch Company, and Manager of the Political Department of the Company. He graduated from Beijing Municipal Communist Party School, specializing in economic management.

Other Executive Officers

Liu Guoyue, aged 44, has served as Vice President of the Company since September 19, 2001. Mr. Liu is a senior engineer. He served as Deputy General Manager (Deputy Director) and General Manager (Director) of Huaneng Shijiazhong Branch Company (Shang'an Power Plant) and Director of Huaneng Dezhou Power Plant. He graduated from North China Electric Power University specializing in electric power system and management engineering, and was awarded his bachelor's degree in technology and management.

Qu Xiaojun, aged 49, has served as Vice President of the Company since March 7, 2006. He served as Deputy Secretary of the Party Committee, Secretary of the Discipline Inspection Committee and Chairman of the Labor Union of HIPDC Beijing Branch Company, and Deputy Manager and Manager of the Personnel and Labor Department, Manager of the Human Resources Department and Chief of the Disciplinary Division of the Company. Before joining the Company, he was the Deputy Manager of Electricity Technology Research Institute Services Company, Deputy Director of the Party Committee office, Supervising Officer of the Supervisory Division of Energy Department, and a director of second Supervisory Division of Power Department. He graduated from Central Communist Party School specializing in economic management.

Huang Jian, aged 45, has served as Vice President and Secretary to the Board of the Company since March 7, 2006. Mr. Huang is a senior accountant. He served as Deputy Division Chief and Division Chief of the Financial Affairs Department of the Company, Chief Accountant of HIPDC Beijing Branch Company, Deputy Manager of the Financial Affairs Department of the Company and Deputy Chief Accountant and Chief Accountant of the Company. Mr. Huang graduated from the Finance and Administration Science Research Institute of Ministry of Finance, specializing in accounting and was awarded a master's degree of Economics.

Lu Dan (Ms.), aged 51, has served as Vice President of the Company since March 7, 2006. Ms. Lu is a professor-level senior engineer. She served as Deputy Manager of the General Planning Department of Huaneng Power Generation Company, Assistant to Manager of the General Planning Department, Deputy Manager of the Planning Development Department, Deputy Manager of the General Planning Department of Huaneng Group, Manager of the Planning Development Department of the Company, and Assistant to President of the Company. She graduated from Beijing University of Chemical Technology specializing in chemical engineering and machinery.

Fan Xiaxia, aged 45, has served as Vice President of the Company since March 7, 2006. Mr. Fan is a senior engineer. He served as Deputy Chief of the General Administration Division of the Engineering Department of HIPDC, Deputy Chief of the Construction Management Department, Deputy General Manager of the Company's Nantong Branch Company, Deputy Manager of the Construction Management Department of HIPDC, Deputy Manager and Manager of the International Co-operation and Business Department of the Company, Manager of the Construction Management Department of the Company, Assistant to President of the Company and General Manager of the Company's Zhejiang Branch Company. He graduated from Beijing University of Civil Engineering and Architecture specializing in civil architecture.

Zhou Hui (Ms.), aged 44, has served as Chief Accountant of the Company since March 7, 2006. Ms. Zhou is a senior accountant. She served as Deputy Chief of the Financial Management Division of the Finance Department, Deputy Chief of the Price Management Division and Division Chief of the Second Financial Affairs and Accounting Division of HIPDC, Deputy Manager and Manager of the Company's Finance Department, and Deputy Chief Accountant, Chief Accountant and Manager of the Finance Department of the Company. She graduated from Renmin University of China with a master's degree in financial accounting.

B.       Compensation for Directors, Supervisors and Executive Officers

The table below sets forth the compensation on individual basis for the directors, supervisors and other executive officers for the year ended December 31, 2006:

                                                                                Remuneration Paid
                                                                                by the Company in
      Name                                  Position with the Company           2006
      ----------------------------  ------------------------------------------- --------------------
                                                                                (RMB in thousand)
      Directors
      ---------
      Mr. Li Xiaopeng               Chairman of the Board of Directors                            0
      Mr. Huang Yongda              Vice Chairman of the Board of Directors                       0
                                    President (until March 7, 2006)
      Mr. Huang Long                Vice Chairman of the Board of Directors                     666
                                    (since March 7, 2006)
                                    Vice President (until March 7, 2006)
      Mr. Na Xizhi                  President (since March 7, 2006)                             708
                                    Vice President (until March 7, 2006)
      Mr. Wu Dawei                  Director                                                    163
      Mr. Shan Qunying              Director                                                     40
      Mr. Ding Shida                Director                                                     40
      Mr. Xu Zujian                 Director                                                     40
      Mr. Liu Shuyuan               Director                                                     40


                                                                                Remuneration Paid
                                                                                by the Company in
      Name                                  Position with the Company           2006
      ----------------------------  ------------------------------------------- --------------------
                                                                                (RMB in thousand)

      Mr. Qian Zhongwei             Independent Director                                         60
      Mr. Xia Donglin               Independent Director                                         60
      Mr. Liu Jipeng                Independent Director                                         60
      Mr. Wu Yusheng                Independent Director                                         60
      Mr. Yu Ning                   Independent Director                                         60
      Mr. Wang Xiaosong             Director (until March 7, 2006)                                0
                                    ------------------------------------------- --------------------

      Sub-total:                                                                              1,997
                                    ------------------------------------------- --------------------

      Supervisors
      -----------
      Ms. Guo Junming               Chairman of the Supervisory Committee                         0
      Ms. Yu Ying                   Vice Chairman of the Supervisory Committee                   40
      Mr. Gu Jiangou                Supervisor                                                   40
      Mr. Shen Zongmin              Supervisor                                                   40
      Ms. Zou Cui                   Supervisor                                                  678
      Mr. Wang Zhaobin              Supervisor                                                  647
                                    ------------------------------------------- --------------------

      Sub-total                                                                               1,445
                                    ------------------------------------------- --------------------

      Other Executive officers
      ------------------------
      Mr. Liu Guoyue                Vice President                                              843
      Mr. Qu Xiaojun                Vice President (since March 7, 2006)                    593 (1)
      Mr. Huang Jian                Vice President and Secretary to the Board
                                    (since March 7, 2006)                                       842
                                    Chief Accountant (Until March 7, 2006)
      Ms. Lu Dan                    Vice President (since March 7, 2006)                    563 (1)
      Ms. Fan Xiaxia                Vice President (since March 7, 2006)                    562 (1)
                                    ------------------------------------------- --------------------
      Ms. Zhou Hui                  Chief Accountant (since March 7, 2006)                  554 (1)
                                    ------------------------------------------- --------------------
      Mr. Zhang Hong                Vice President (until March 7, 2006)                     233(2)
      Mr. Li Shiqi                  Vice President (until March 7, 2006)                     233(2)

                                    ------------------------------------------- --------------------
      Subtotal:                                                                               4,423
                                    ------------------------------------------- --------------------

--------------
      Note:

     (1) Mr. Qu Xiaojun, Ms. Lu Dan, Mr. Fan Xiaxia and Ms. Zhou Hui have served as Vice President and Chief Accountant since March 7, 2006. The data indicated include the compensation they received from us in the capacity of vice presient from April to December 2006.

     (2) Mr. Zhang Hong and Mr. Li Shiqi served as Vice President until March 7, 2006, and did not receive any compensation from us in the capacity of Vice President afterwards. The data indicated include the compensation they received from us from January to March 2006.



             The total remuneration paid to our directors, supervisors and executive officers is comprised of basic salaries and allowances, discretionary bonuses and employer's contributions to pension scheme. Of these, discretionary bonuses account for around 60% of the total remuneration, which are determined on the basis of their performance. In addition, directors and supervisors who are also officers or employees of us receive certain other benefits-in-kind, such as subsidized or free health care services, housing and transportation, which are customarily provided by large enterprises in the PRC to their employees. Each of the Company's independent directors receives annual cash compensation of RMB 60,000. We do not have any service contract with any director that provides for benefits upon termination of employment.

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

             The main duties of the Audit Committee are to assist our board in performing its statutory and fiduciary duties of supervising our accounting, financial reports, internal controls and compliance, including but not limited to, assisting our board in supervising (i) the integrity of our financial statements; (ii) our compliance with the applicable laws and regulations; (iii) the qualification and independence of our independent auditors and (iv) the performances of our independent auditors and internal auditing department.

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

D.       Employees

             As of December 31, 2006, we employed 23,508 people. Of these, 304 are headquarters management staff, 15,989 are power plant personnel directly involved in the management and operation of the power plants and the remainder are maintenance personnel, ancillary service workers and others. Approximately 48% our work force graduated from university or technical college. As of December 31, 2004 and 2005, we had approximately 22,129 and 23,531 employees respectively.

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

E.       Share Ownership

             As of December 31, 2006, Mr. Na Xizhi, a director and president of the Company, held a total of 7,240 tradable domestic shares of us, representing less than 1% of the total domestic shares. Mr. Na does not have different voting rights from other holders of domestic shares. None of our other directors, supervisors or senior management owns any of our shares.

ITEM 7   Major Shareholders and Related Party Transactions

A.       Major shareholders

             Our outstanding ordinary shares consist of A Shares and H Shares, each with a par value of RMB 1.00 per share. The following table set forth certain information regarding our major shareholders as of April 6, 2007.


                                                                                 Approximate       Approximate
                                                                                percentage in     percentage in
                                                                              the total issued      the total
                                                                               domestic share     issued share
                                                                                   capital           capital
Shareholder                                                 Number of shares          %                 %
------------------------------------------------------- --------------------- ------------------ ----------------
Huaneng International Power Development Corporation(1)     5,066,662,118            56.30             42.03
China Huaneng Group                                        1,055,124,549            11.72             8.75
Hebei Provincial Construction Investment Company           603,000,000              6.70              5.00

------------

Note: Huaneng Group indirectly holds 22% of our total issued shares through HIPDC, its 51.98% owned subsidiary in addition to the direct shareholdings of 8.75% in us.


             As of April 1, 2004, HIPDC and Heibei Provincial Construction Investment Company ("HPCIC") directly holds 42.39% and 7.50% of our total issued shares, respectively. Huaneng Group indirectly holds 22% of our total issued shares through HIPDC, its 51.98% owned subsidiary.

             In 2004, Shantou Electric Power Development Company transferred a total of 58 million shares of us to HIPDC, and the shareholdings of HIPDC increased to 43.12%. In 2005, HIPDC transferred a total of 40 million shares to Liaoning Energy Investment (Group) Limited Liability Company, and therefore decreased its shareholdings in us to 42.78%.

             In 2006, all of our shareholders of non-tradable domestic shares except HIPDC transferred a total of approximately 1.1 billion shares to Huaneng Group, representing 9.24% of our total issued shares. Among others, HPCIC transferred approximately 301 million shares to Huaneng Group, and decreased its shareholdings in us to 5.00%.

             On April 19, 2006, we carried out our reform plan to convert all non-tradable domestic shares into tradable domestic shares. According to the plan, Huaneng Group and HIPDC transferred a total of 15 million shares to our shareholders of A Shares. As a result, the direct shareholdings of Huaneng Group and HIPDC decreased to 8.75% and 42.03%, respectively.

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

             On May 12, 2006, HIPDC and other promoters (including the shareholders who assumed the rights and obligations of original promoters as a result of share transfer) entered into an amendment to the Shareholders' Agreement, pursuant to which, each promoter shall be entitled to exercise its own voting rights at the shareholders' general meeting. Consequently, HIPDC currently holds 42.03% of our total voting rights. Since HIPDC's parent company, Huaneng Group currently directly holds 8.75% of our total voting rights, it is able to exert control over us when acting in concert with Huaneng Group.

B.       Related party transactions

Guarantees

             The table below sets forth information on guarantees provided by Huaneng Group, HIPDC and the Company to the related parties in 2006 for the purposes of financing their operation, construction and renovation.

                                                                       Largest Amount
                                                                        Outstanding          Amount Outstanding
     Guarantor              Guarantee           Interest Rate             in 2006           As of March 31, 2007
-------------------- ---------------------- --------------------- ----------------------- ----------------------
                                                     (%)                  (RMB)                   (RMB)
Huaneng Group         The Company                           6.36             397,737,757            330,804,983
(Ultimate Parent
of the Company)

                      The Company                  LIBOR + 0.075             485,095,682            391,493,803

                      Taipingyi                             5.75             250,000,000            250,000,000
                      Hydropower(1)

                      Taipingyi                             5.51             56,300,000             -
                      Hydropower(1)

                      Mingtai Hydropower(2)                 5.75             130,000,000            130,000,000

                      Kangding                              6.16             115,000,000            110,000,000
                      Hydropower(3)

                      Kangding                              6.16             195,000,000            178,000,000
                      Hydropower(3)

                      Kangding                              5.75             238,000,000            218,000,000
                      Hydropower(3)

                      Jialingjiang                          6.84             30,000,000             30,000,000
                      Hydropower(4)

                      Jialingjiang                          6.12             50,000,000             50,000,000
                      Hydropower(4)

                                                                       Largest Amount
                                                                        Outstanding          Amount Outstanding
     Guarantor              Guarantee           Interest Rate             in 2006           As of March 31, 2007
-------------------- ---------------------- --------------------- ----------------------- ----------------------
                                                     (%)                  (RMB)                   (RMB)

                      Jialingjiang                          6.84              30,000,000             30,000,000
                      Hydropower(4)

                      Jialingjiang                          6.16              20,000,000             20,000,000
                      Hydropower(4)

                      Jialingjiang                          5.51              20,000,000             20,000,000
                      Hydropower(4)

                      Jialingjiang                          5.51              30,000,000             30,000,000
                      Hydropower(4)

                      Jialingjiang                          5.75              15,000,000             15,000,000
                      Hydropower(4)

                      Jialingjiang                          5.75              15,000,000             15,000,000
                      Hydropower(4)

                      Jialingjiang                          6.16              20,000,000             20,000,000
                      Hydropower(4)

                      Jialingjiang                          6.16              20,000,000             20,000,000
                      Hydropower(4)

                      Jialingjiang                          6.16              30,000,000             30,000,000
                      Hydropower(4)

                      Jialingjiang                          6.16              40,000,000             40,000,000
                      Hydropower(4)

                      Jialingjiang                          5.51              40,000,000             40,000,000
                      Hydropower(4)

                      Jialingjiang                          5.51              30,000,000             30,000,000
                      Hydropower(4)

                      Jialingjiang                          5.51              30,000,000             30,000,000
                      Hydropower(4)

                      Jialingjiang                          5.75              30,000,000             30,000,000
                      Hydropower(4)

                      Jialingjiang                          5.75              30,000,000             30,000,000
                      Hydropower(4)

                      Jialingjiang                          5.51              40,000,000             40,000,000
                      Hydropower(4)

                      Jialingjiang                          5.18              10,000,000                      -
                      Hydropower(4)

                      Fujiang Hydropower(5)                 5.51              25,000,000             25,000,000

                      Fujiang Hydropower(5)                 5.75              15,000,000             15,000,000

                      Fujiang Hydropower(5)                 5.75              10,000,000             10,000,000


                                                                       Largest Amount
                                                                        Outstanding          Amount Outstanding
     Guarantor              Guarantee           Interest Rate             in 2006           As of March 31, 2007
-------------------- ---------------------- --------------------- ----------------------- ----------------------
                                                     (%)                  (RMB)                   (RMB)

                      Fujiang Hydropower(5)                 5.75              10,000,000             10,000,000

                      Fujiang Hydropower(5)                 6.16              10,000,000             10,000,000

                      Fujiang Hydropower(5)                 6.16              20,000,000             20,000,000

                      Fujiang Hydropower(5)                 6.16              60,000,000             60,000,000

                      Fujiang Hydropower(5)                 5.51              30,000,000             30,000,000

                      Fujiang Hydropower(5)                 5.75              50,000,000             50,000,000

                      Fujiang Hydropower(5)                 6.16              30,000,000             30,000,000

                      Fujiang Hydropower(5)                 6.16              40,000,000             40,000,000

                      Fujiang Hydropower(5)                 6.16              50,000,000             50,000,000

                      Fujiang Hydropower(5)                 5.51              50,000,000             50,000,000

                      Fujiang Hydropower(5)                 5.51              50,000,000             50,000,000

                      Fujiang Hydropower(5)                 5.75              31,440,000             31,440,000

                      Fujiang Hydropower(5)                 5.75              50,000,000             50,000,000

                      Fujiang Hydropower(5)                 6.16              100,000,000            100,000,000

                      Fujiang Hydropower(5)                 6.16              101,100,000            101,100,000

                      Fujiang Hydropower(5)                 5.75              30,000,000             30,000,000

                      Fujiang Hydropower(5)                 5.75              30,000,000             30,000,000

                      Fujiang Hydropower(5)                 5.75              40,000,000             40,000,000

                      Fujiang Hydropower(5)                 6.16              50,000,000             50,000,000

                      Fujiang Hydropower(5)                 6.16              40,000,000             40,000,000

                                       56

                                                                       Largest Amount
                                                                        Outstanding          Amount Outstanding
     Guarantor              Guarantee           Interest Rate             in 2006           As of March 31, 2007
-------------------- ---------------------- --------------------- ----------------------- ----------------------
                                                     (%)                  (RMB)                   (RMB)

                      Fujiang Hydropower(5)                 6.16              20,000,000             20,000,000

                      Fujiang Hydropower(5)                 6.16              50,000,000             50,000,000

                      Fujiang Hydropower(5)                 6.16              50,000,000             50,000,000

                      Fujiang Hydropower(5)                 5.51              20,000,000             20,000,000

                      Fujiang Hydropower(5)                 5.51              10,000,000             10,000,000

                      Fujiang Hydropower(5)                 5.51              10,000,000             10,000,000

                      Fujiang Hydropower(5)                 5.51              20,000,000             20,000,000

                      Fujiang Hydropower(5)                 5.51              10,000,000             10,000,000

                      Fujiang Hydropower(5)                 5.51              30,000,000             30,000,000

                      Fujiang Hydropower(5)                 5.51              30,000,000             30,000,000

                      Fujiang Hydropower(5)                 5.75              10,000,000             10,000,000

                      Fujiang Hydropower(5)                 5.75              20,000,000             20,000,000

                      Fujiang Hydropower(5)                 5.75              20,000,000             20,000,000

                      Fujiang Hydropower(5)                 5.75              10,000,000             10,000,000

                      Dongxiguan                            5.51              360,650,000            360,650,000
                      Hydropower(6)

                      Baoxinghe       Power                 5.51              50,000,000             50,000,000
                      Company(7)

                      Baoxinghe       Power                 5.51              10,000,000             10,000,000
                      Company(7)

                      Baoxinghe       Power                 5.51              20,000,000             20,000,000
                      Company(7)

                      Baoxinghe       Power                 5.51              50,000,000             50,000,000
                      Company(7)

                      Baoxinghe       Power                 5.51              60,000,000             60,000,000
                      Company(7)

                                       57

                                                                       Largest Amount
                                                                        Outstanding          Amount Outstanding
     Guarantor              Guarantee           Interest Rate             in 2006           As of March 31, 2007
-------------------- ---------------------- --------------------- ----------------------- ----------------------
                                                     (%)                  (RMB)                   (RMB)

                      Baoxinghe       Power                 5.51              80,000,000             80,000,000
                      Company(7)

                      Baoxinghe       Power                 5.51              50,000,000             50,000,000
                      Company(7)

                      Baoxinghe       Power                 5.51              30,000,000             30,000,000
                      Company(7)

                      Baoxinghe       Power                 5.51              50,000,000             50,000,000
                      Company(7)

                      Baoxinghe       Power                 5.51              20,000,000             20,000,000
                      Company(7)

                      Baoxinghe       Power                 5.51              50,000,000             50,000,000
                      Company(7)

                      Baoxinghe       Power                 5.51              25,000,000             25,000,000
                      Company(7)

                      Baoxinghe       Power                 5.51              50,000,000             50,000,000
                      Company(7)

                      Baoxinghe       Power                 5.51              30,000,000             30,000,000
                      Company(7)

                      Baoxinghe       Power                 5.51              50,000,000             50,000,000
                      Company(7)

                      Baoxinghe       Power                 5.51              50,000,000             50,000,000
                      Company(7)

                      Baoxinghe       Power                 5.51              50,000,000             50,000,000
                      Company(7)

                      Luohuang        Power                 5.95              1,167,899,160          839,455,560
                      Company(8)

                      Qinbei          Power                 LIBOR+0.43        126,817,428            99,439,713
                      Company(9)

                      Qinbei          Power                 LIBOR+0.3         89,985,238             70,220,357
                      Company(9)

                      Pingliang       Power                 5.51              1,112,000,000          752,000,000
                      Company(10)

                      Pingliang       Power                 5.51              331,500,000            0
                      Company(10)

                      Hanfeng         Power                 5.51              704,000,000            0
                      Company(11)

                      Hanfeng         Power                 5.51              595,000,000            0
                      Company(11)

                      Rizhao          Power                 6.12              86,250,000             0
                      Company(12)



                                                                       Largest Amount
                                                                        Outstanding          Amount Outstanding
     Guarantor              Guarantee           Interest Rate             in 2006           As of March 31, 2007
-------------------- ---------------------- --------------------- ----------------------- ----------------------
                                                     (%)                  (RMB)                   (RMB)

                      Rizhao          Power                 6.12              46,000,000             23,000,000
                      Company(12)

                      Rizhao          Power                 6.12              34,500,000             28,750,000
                      Company(12)

                      Rizhao          Power                 6.39              44,562,500             33,062,500
                      Company(12)

                      Rizhao          Power                 6.84              93,437,500             70,437,500
                      Company(12)

                      Rizhao          Power                 6.84              280,000,000            250,000,000
                      Company(12)

HIPDC                 The Company                           5.95              750,793,254            539,650,681

                      The Company                           6.6               571,017,572            463,052,137

                      The Company                           6.6               224,405,708            184,339,418

                      The Company                           6.54              897,516,583            661,652,910

                      The Company                           5.95              867,430,987            692,763,164

The Company           Yushe           Power                 5.75              612,000,000            0
                      Company(13)

                      Qinbei          Power                 5.51              740,000,000            0
                      Company(10)

                      Rizhao          Power                 6.12              63,750,000             0
                      Company(12)

                      Rizhao          Power                 6.12              34,000,000             17,000,000
                      Company(12)

                      Rizhao          Power                 6.12              25,500,000             21,250,000
                      Company(12)

                      Rizhao          Power                 6.39              32,937,500             24,437,500
                      Company(12)

                      Rizhao          Power                 6.84              69,062,500             52,062,500
                      Company(12)

------------
Notes:

(1) Taipingyi Hydropower is a subsidiary of Sichuan Hydropower, which was a subsidiary of the Company as of December 31, 2006 and is a subsidiary of Huaneng Group from January 1, 2007.

(2) Mingtai Hydropower is a subsidiary of Sichuan Hydropower, which was a subsidiary of the Company as of December 31, 2006 and is a subsidiary of Huaneng Group from January 1, 2007.

(3) Kangding Hydropower is a subsidiary of Sichuan Hydropower, which was a subsidiary of the Company as of December 31, 2006 and is a subsidiary of Huaneng Group from January 1, 2007.

(4) Jialingjiang Hydropower is a subsidiary of Sichuan Hydropower, which was a subsidiary of the Company as of December 31,2006 and is a subsidiary of Huaneng Group from January 1, 2007.

(5) Fujiang Hydropower is a subsidiary of Sichuan Hydropower, which was a subsidiary of the Company as of December 31,2006 and is a subsidiary of Huaneng Group from January 1, 2007.

(6) Dongxiguan Hydropower is a subsidiary of Sichuan Hydropower, which was a subsidiary of the Company as of December 31, 2006 and is a subsidiary of Huaneng Group from January 1, 2007.

(7) Baoxinghe Power Company is a subsidiary of Sichuan Hydropower, which was a subsidiary of the Company as of December 31, 2006 and is a subsidiary of Huaneng Group from January 1, 2007.

(8)      Luohuang Power Company is a subsidiary of the Company.

(9)      Qinbei Power Company is a subsidiary of the Company.

(10)     Pingliang Power Company is a subsidiary of the Company.

(11)     Hanfeng Power Company is an associate of the Company.

(12)     Rizhao Power Company is an associate of the Company.

(13)     Yushe Power Company is a subsidiary of the Company.

Loans

             The table below sets forth the loans made by Huaneng Group and Huaneng Finance to the related parties in 2006 for the purposes of financing their operation, construction and renovation.

                                                                                                     Outstanding
                                                                                                        Balance
                                                                            Largest Amount          as of March 31,
      Lender                    Borrower              Interest Rate          Outstanding                2007
                                                          (%)                   (RMB)                    (RMB)
------------------         -----------------          ---------------       -----------------       ------------------
Huaneng Group              The Company                       5.02              2,000,000,000          2,000,000,000
(Ultimate  Parent
of the Company
                           Yushe         Power
                           Company(1)                        4.60                225,000,000            225,000,000
                           Yushe         Power
                           Company(1)                        4.32                 75,000,000             75,000,000
                           Qinbei        Power
                           Company(2)                        4.60                375,000,000            375,000,000
                           Qinbei        Power
                           Company(2)                        4.32                125,000,000            125,000,000
Huaneng Finance            The Company                       4.86                500,000,000                      -
(Subsidiary   of
Huaneng Group)
                           The Company                       5.02                100,000,000                      -
                           Weihai        Power
                           Company(3)                        5.27                130,000,000            130,000,000
                           Taicang       Power
                           Company(4)                        5.27                200,000,000            200,000,000
                           Taicang   II  Power
                           Company(5)                        5.51                490,000,000            490,000,000
                           Huaiyin   II  Power
                           Company(6)                        5.02                500,000,000                      -
                           Huaiyin   II  Power
                           Company(6)                        5.27                200,000,000            200,000,000
                           Yushe         Power
                           Company(1)                        5.27                 41,000,000             40,000,000
                           Yushe         Power
                           Company(1)                        5.51                 35,000,000             35,000,000
                           Yushe         Power
                           Company(1)                        5.51                127,700,000            127,700,000
                           Yushe         Power
                           Company(1)                        5.51                 10,000,000             10,000,000

                                                                                                     Outstanding
                                                                                                        Balance
                                                                            Largest Amount          as of March 31,
      Lender                    Borrower              Interest Rate          Outstanding                2007
                                                          (%)                   (RMB)                    (RMB)
------------------         -----------------          ---------------       -----------------       ------------------
                           Yushe         Power
                           Company(1)                        5.51                 50,000,000             50,000,000
                           Yushe         Power
                           Company(1)                        5.51                 10,000,000                      -
                           Qinbei        Power
                           Company(2)                        5.27                120,000,000            120,000,000
                           Qinbei        Power
                           Company(2)                        5.27                250,000,000            250,000,000
                           Qinbei        Power
                           Company(2)                        5.02                100,000,000                      0
                           Qinbei        Power
                           Company(2)                        5.51                210,000,000            300,000,000
                           Qinbei        Power
                           Company(2)                        5.51                          0             45,000,000
                           Yueyang       Power
                           Company(7)                        5.51                100,000,000            100,000,000
                           Pingliang     Power
                           Company(8)                        5.27                110,000,000            110,000,000
                           Pingliang     Power
                           Company(8)                        5.51                 90,000,000             90,000,000
                           Pingliang     Power
                           Company(8)                        5.51                200,000,000            200,000,000
                           Dongxiguan
                           Hydropower(9)                     5.18                 20,000,000             20,000,000
                           Dongxiguan
                           Hydropower(9)                     5.67                 30,000,000             30,000,000
                           Mingtai
                           Hydropower(10)                    5.27                 10,000,000             10,000,000
                           Mingtai
                           Hydropower(10)                    5.51                 12,000,000             12,000,000
                           Mingtai
                           Hydropower(10)                    5.67                 10,000,000             10,000,000
                           Mingtai
                           Hydropower(10)                    5.67                 20,000,000             20,000,000

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

(8)      Pingliang Power Company is a subsidiary of the Company.

(9) Dongxiguan Hydropower is a subsidiary of Sichuan Hydropower, which was a subsidiary of the Company as of December 31, 2006 and is a subsidiary of Huaneng Group from January 1, 2007.

(10) Mingtai Hydropower is a subsidiary of Sichuan Hydropower, which was a subsidiary of the Company as of December 31, 2006 and is a subsidiary of Huaneng Group from January 1, 2007.

Lease Agreement

             Pursuant to a leasing agreement between HIPDC and us signed on December 26, 2000, HIPDC agreed to lease Tianyin Mansion with a total area of 27,800 square meters to us for 5 years, and the annual rent is RMB 25 million. The leasing agreement was effective retroactively as of January 1, 2000. In 2005, the leasing agreement was renewed for 5 years with the annual rent of RMB 26 million.

T&T Service Agreements

             Pursuant to the T&T Service Agreements we agreed to pay service fees to HIPDC in relation to the provision of transmission and transformer facilities for our newly constructed power plants, power plants under expansion and acquired power plants which commence commercial operations after January 1, 1997 for a fixed fee equal to 12% of the original book value of the transmission and transformer facilities as set forth in the financial statements of HIPDC. The terms of the T&T Service Agreements are to be reviewed after a period of 10 years. In 2004, we entered into a supplementary agreement with HIPDC to lower the fees paid by Shangan power plant to 6%. The total amount of service fees paid to HIPDC in 2006 was approximately RMB 141 million.

Acquisition from Huaneng Group in 2006

             At the end of 2005, we paid a consideration of RMB 126 million to Huaneng Group and advanced a payment of RMB 162 million as capital injection to Huaneng Finance in order to acquire 20% equity interests in Huaneng Finance. The acquisition became effective in January 2006.

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

Current deposits with Huaneng Finance

             As of December 31, 2006, we placed with Huaneng Finance current deposits of approximately RMB 2,247 million, which bore interest rates ranging from 0.72% to 1.62% per annum.

Coal purchases

             In 2006, we paid for coal purchase RMB 139.97 million, RMB 49.16 million and RMB 735.08 million, respectively, to China Huaneng International Trade Economics Corporation ("CHITEC"), Hebei Huaneng Jingyuan Coal Company Limited ("Huaneng Jingyuan") and Shanghai Time Shipping Company Ltd. ("Time Shipping"). CHITEC and Huaneng Jingyuan are subsidiaries of Huaneng Group; Time Shipping is a joint controlled entity of Huaneng Group.

Continuous transactions with Huaneng Energy and Transportation Industry Holdings Co., Ltd.

             On January 15, 2007, we entered into two framework agreements with Huaneng Energy and Transportation Industry Holdings Co., Ltd. ("Huaneng Energy and Transportation"), including an agreement on purchase of auxiliary equipment and products involving an estimated total amount of approximately RMB 900 million and an agreement on coal supply and transportation involving an estimated total amount of approximately RMB 4.2 billion. Huaneng Energy and Transportation is 100% owned by Huaneng Group. These agreements became effective retrospectively from January 1, 2007 and will expire on December 31, 2007.

Continuous Transactions with Xi'an Thermal

             On January 15, 2007, we entered into a framework agreement with Xi'an Thermal on provision of technical services, project contracting and purchase of auxiliary equipment and products involving an estimated total amount of approximately RMB 360 million. Xi'an Thermal is 52% owned by Huaneng Group. The agreement became effective retrospectively from January 1, 2007 and will expire on December 31, 2007.

Issuance of short-term bonds

             In 2006, we issued short-term bonds to Huaneng Finance, Huaneng Capital Service and Greatwall Securities Co., Ltd. ("Greatwall Securities") with an aggregate principal amount of RMB 900 million, RMB 250 million and RMB 300 million, respectively. Huaneng Finance, Huaneng Capital Service and Greatwall Securities are subsidiaries of Huaneng Group.

         For a detailed discussion of other related party transactions, see
Note 7 to the Financial Statements.

C.       Interests of experts and counsel

         Not applicable.

ITEM 8   Financial Information

A.       Consolidated statements and other financial information

         See pages F-1 to F-76.

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

         Dividends may be paid only out of our distributable profits (less allocation to the statutory funds of 10% of our net income determined in accordance with PRC GAAP) and may be subject to any applicable PRC withholding tax. Our Articles of Association limit our distributable profits to the lower of the amount determined in accordance with PRC GAAP and IFRS. Subject to the above, we expect to carry a positive, balanced and stable dividend distribution policy.

         Our board has proposed a final dividend of RMB 0.28 per ordinary share for the year ended December 31, 2006, which is equivalent to RMB 11.2 per ADS. The total dividend to be paid amounted to approximately RMB 3.38 billion.

B.       Significant Changes

         On January 4, 2007, Huaneng Group contributed additional capital of RMB 615 million to Sichuan Hydropower, thus increasing its direct equity interests in Sichuan Hydropower from 40% to 51%, while reducing our equity interests from 60% to 49%. As Sichuan Hydropower is currently controlled by Huaneng Group, its accounts will no longer be consolidated in our financial statements starting from January 1, 2007.

         In 2007, the New Corporate Income Tax Law was enacted which will become effective on January 1, 2008 and supersede the Income Tax Law for Foreign invested Enterprises and Foreign Enterprises of the PRC and the Provisional Regulations on Enterprise Income Tax of the PRC. The New Corporate Income Tax Law will impose a uniform income tax rate of 25% for domestic enterprises and foreign invested enterprises. Therefore, our power plants currently subject to a 33% income tax rate may be subject to a lower tax rate of 25% starting on January 1, 2008. With regard to our power plants currently entitled to a reduced enterprise income tax rate of 15%, their effective tax rate may be gradually increased to the uniform tax rate of 25% within a five-year transition period commencing on January 1, 2008. The State Council of PRC is in the process of formulating detailed rules and regulations for the implementation of the New Corporate Income Tax Law. Given that there are a number of uncertain factors involved in the implementation of the New Corporate Income Tax Law, we are currently unable to accurately evaluate its impacts on us.

ITEM 9   The Offer and Listing

A.       Offer and listing details and markets

         The ADSs have been listed on the New York Stock Exchange since October 6, 1994. The table below sets forth, for the periods indicated, the high and low closing prices of the ADSs on the New York Stock Exchange.


                                                         Closing Price Per ADS
                                                         ---------------------
                                                           High         Low
                                                         --------     --------
                                                           (US$)        (US$)

2002.....................................................   35.82      23.06
2003.....................................................   71.35      31.36
2004.....................................................   86.91      27.30
2005.....................................................   31.24      26.21
2006.....................................................   36.35      24.05

2005   First Quarter.....................................   31.24      27.33
       Second Quarter....................................   30.45      28.32
       Third Quarter.....................................   31.21      27.62
       Fourth Quarter....................................   29.74      26.21

2006   First Quarter.....................................   28.59      25.92
       Second Quarter....................................   30.85      24.05
       Third Quarter.....................................   28.43      24.86
       Fourth Quarter....................................   36.35      28.62

2007   First Quarter.....................................   40.45      32.01

2006   October...........................................   31.80      28.60
       November..........................................   32.97      31.03
       December..........................................   36.35      32.44

2007   January...........................................   40.45      35.07
       February..........................................   38.25      34.16
       March.............................................   37.37      32.01
       April (up to April 11) ...........................   42.51      34.99
--------------
Source: Reuters


         Each ADS represents 40 Overseas Listed Foreign Shares. As of March 31, 2007, there were 131 registered holders of American Depositary Receipts evidencing ADS.

         On January 21, 1998, we listed our H shares on the Hong Kong Stock Exchange. On February 26, 1998, we placed 250 million H Shares Placement at the price of HK$4.40 per H share or US$22.73 per ADS. In May, 2004, we affected a two-for-one stock split by way of stock dividend for all our outstanding shares including H shares. The table below sets forth, for the periods indicated, the high and low closing prices of H shares on the Hong Kong Stock Exchange.

                                                     Closing Price Per H shares
                                                     --------------------------
                                                        High         Low
                                                      --------     --------
                                                        (US$)        (US$)

2002.................................................    6.95       4.53
2003.................................................   13.20       6.05
2004.................................................   13.45       6.05
2005.................................................    6.10       5.10
2006.................................................    7.00       4.70

2005     First Quarter...............................    6.10       5.25
         Second Quarter..............................    6.05       5.50
         Third Quarter...............................    5.80       5.45
         Fourth Quarter..............................    5.75       5.10

2006     First Quarter...............................    5.55       5.00
         Second Quarter..............................    5.95       4.70
         Third Quarter...............................    5.68       4.88
         Fourth Quarter..............................    7.00       5.59

2006     October.....................................    6.13       5.59
         November....................................    6.47       5.94
         December....................................    7.00       6.25

2007     January.....................................    7.90       6.25
         February....................................    7.49       6.85
         March.......................................    7.35       6.34
         April (up to April 11)......................    8.29       6.73

---------------
Source: Reuters


         As of March 31, 2007, there were 494 registered holders of H Shares.

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

Directors

         Our directors shall be elected at our shareholders' general meeting. Because the shares do not have cumulative voting rights, a holder of a majority of the shares is able to elect all of the directors. Our directors shall be elected for a term of three years and may serve consecutive terms upon re-election, except that independent directors may only serve a maximum of two consecutive terms of six years. Our directors are not required to hold any shares in us, and there is no age limit requirement for the retirement or non-retirement of our directors.

         Where a director is materially interested, directly or indirectly, in a contract, transaction or arrangement (including any proposed contract, transaction or arrangement) with us, he or she shall declare the nature and extent of his or her interests to the board of directors at the earliest opportunity, whether or not such contract, transaction or arrangement is otherwise subject to the approval of the board. A director shall not vote, and shall not be counted in the quorum of the meeting, on any resolution concerning any contract, transaction or arrangement where the director owns material rights or interests therein. A director is deemed to be interested in a contract, transaction or arrangement in which his associate (as defined by Article 133 of the Articles of Association) is interested.

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

             All shareholders' meetings must be convened by our board by written notice given to shareholders not less than 45 days before the meeting. Based on the written replies received by us 20 days before a shareholders' meeting, we shall calculate the number of voting shares represented by shareholders who have indicated that they intend to attend the meeting. Where the number of voting shares represented by those shareholders amount to more than one-half of our total voting shares, we shall convene the shareholders' general meeting. Otherwise, we shall, within five days before holding the shareholders' general meeting, inform the shareholders again of the motions to be considered and the date and venue of the meeting by way of public announcement. After the announcement is made, the shareholders' meeting may be convened. The accidental omission by us to give notice of a meeting to, or the non-receipt of notice of a meeting by, a shareholder will not invalidate the proceedings at that shareholders' meeting.

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

       o     issuance of debentures;

       o our division, merger, dissolution, liquidation and change of the legal form;

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

Restrictions on Large or Controlling Shareholders

             Our Articles of Association provide that, in addition to any obligation imposed by laws and administration regulations or required by the listing rules of the stock exchanges on which our shares are listed, a controlling shareholder shall not exercise his voting rights in a manner prejudicial to the interests of the shareholders generally or of some part of the shareholders:

          (1) to relieve a director or supervisor from his or her duty to act honestly in our best interests;

          (2) to approve the expropriation by a director or supervisor (for his or her own benefit or for the benefit of another person) of our assets in any way, including, without limitation, opportunities which may benefit us; or

          (3) to approve the expropriation by a director or supervisor (for his or her own benefit or for the benefit of another person) of the individual rights of other shareholders, including, without limitation, rights to distributions and voting rights (save according to a restructuring of our company which has been submitted for approval by the shareholders in a general meeting in accordance with our Articles of Association).

             A controlling shareholder, however, will not be precluded by our Articles of Association or any laws and administrative regulations or the listing rules of the stock exchanges on which our shares are listed from voting on these matters.

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


             Our Articles of Association provide that all differences or claims:

          o    between a holder of H Shares and us;

          o between a holder of H Shares and any of our directors, supervisors, general managers or other senior officers; or

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

             We have appointed CT Corporation System, New York, as our agent to receive service of process with respect to any action brought against us in certain courts in New York under the United States federal and New York State's securities laws. However, as the PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts within the United States, the United Kingdom, Japan or most other the Organization for Economic Cooperation and Development countries, administrative actions brought by regulatory authorities, such as the Commission, and other actions which result in foreign court judgments, could (assuming such actions are not required by PRC law and the Articles of Association to be arbitrated) only be enforced in the PRC on a reciprocal basis or according to relevant international treaty to which China is a party if such judgments or rulings do not violate the basic principles of the law of the PRC or the sovereignty, security and public interest of the society of the PRC, as determined by a People's Court of the PRC which has the jurisdiction for recognition and enforcement of judgments. We have been advised by our PRC counsel, Haiwen & Partners, that there is uncertainty as to the enforceability in the PRC of actions to enforce judgments of United States courts arising out of or based on the ownership of H Shares or ADSs, including judgments arising out of or based on the civil liability provisions of United States federal or state securities laws.

Restrictions on Transferability and the Share Register

             H Shares may be traded only among investors who are not PRC persons, and may not be sold to PRC investors. There are no restrictions on the ability of investors who are not PRC residents to hold H Shares.

             As provided in the Articles of Associations we may refuse to register a transfer of H Shares listed on Hong Kong Stock Exchange unless:

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

          o    we do not have any lien on the relevant shares.

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

D.       Exchange controls

             The existing foreign exchange regulations have significantly reduced government foreign exchange controls for transactions under the current account, including trade and service related foreign exchange transactions and payment of dividends. We may undertake current account foreign exchange transactions without prior approval from the State Administration of Foreign Exchange or its local branch offices by performing certain required procedures. The PRC government has stated publicly that it intends to make the Renminbi freely convertible in the future. However, we cannot predict whether the PRC government will continue its existing foreign exchange policy and when the PRC government will allow free conversion of Renminbi to foreign currency.

             Foreign exchange transactions under the capital account, under most circumstances, including principal payments in respect of foreign currency-denominated obligations, continue to be subject to significant foreign exchange controls and require the approval of the State Administration of Foreign Exchange or its local branch offices. These limitations could affect our ability to obtain foreign exchange through debt or equity financing, or to obtain foreign exchange for capital expenditures.

             The conversion of Renminbi into foreign currencies, including US dollars, has historically been set by the People's Bank of China based on the previous day's PRC inter-bank foreign exchange market rate and current exchange rates on the world financial markets. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the US dollar. Under the new policy, the Renminbi is permitted to fluctuate within a band against a basket of certain foreign currencies based on market supply and demand. This change in policy resulted initially in an approximately 2.0% appreciation in the value of the Renminbi against the US dollar. Since the adoption of this new policy, the value of Renminbi against the US dollar has fluctuated on a daily basis within narrow ranges, but overall has further strengthened against the US dollar. There remains significant international pressure on the PRC government to further liberalize its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the US dollar. However, there is no assurance that there will not be a devaluation of Renminbi in the future. If there is such a devaluation, our debt servicing cost will increase and the return to our overseas investors may decrease.

             The following table sets forth the noon buying rates in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") for the periods indicated:

                                                                              Noon Buying Rate
                                                             ---------------------------------------------------
Period                                                          End        Average(1)       High          Low
------                                                       ---------     ---------      ---------    ---------
                                                                              (RMB per US$1.00)
2002....................................................        8.2800        8.2772        8.2800       8.2759
2003....................................................        8.2767        8.2772        8.2800       8.2769
2004....................................................        8.2765        8.2767        8.2774       8.2764
2005....................................................        8.0702        8.1826        8.2765       8.0702
2006....................................................        7.8041        7.9579        8.0702       7.8041
     October............................................        7.8785        7.8785        7.9168       7.8728
     November...........................................        7.8340        7.8340        7.8750       7.8303
     December...........................................        7.8041        7.8041        7.8350       7.8041
2007 January............................................        7.7714        7.7714        7.8127       7.7705
     February...........................................        7.7410        7.7410        7.7632       7.7410
     March..............................................        7.7232        --            7.7454       7.7232
     April (up to April 13).............................        7.7222        --            7.7345       7.7222

---------------
Note: (1)    Determined by averaging the rates on the last business day of each month during the respective periods.

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

PRC tax considerations

Tax on dividends

Individual investors

             According to the current PRC tax regulations, dividends paid by PRC companies to individual investors are ordinarily subject to a PRC withholding tax levied at a flat rate of 20%. However, such withholding tax is not applicable with respect to those PRC companies which have their shares listed on an overseas stock exchange, such as H Shares and ADSs, because of an exemption issued first in 1993 and then confirmed in 1994. The relevant tax authority has not collected withholding tax on dividend payments on H Shares or ADSs.

             In the event that the exemption is no longer available or is withdrawn, a 20% tax may be withheld on dividends in accordance with the PRC individual income tax law. Such withholding tax may be reduced under an applicable treaty on the avoidance of double taxation.

Enterprises


             According to the current PRC tax regulations, dividends paid by PRC companies to foreign enterprises are ordinarily subject to a PRC withholding tax levied at a flat rate of 20%. However, foreign enterprises with no permanent establishment in China receiving dividends paid with respect to a PRC company's H Shares or ADSs have been temporarily exempted from the 20% withholding tax.

             In accordance with the New Corporate Income Tax Law that will become effective on January 1, 2008, dividends paid by PRC companies to foreign enterprises with no permanent establishment in China are generally subject to a PRC withholding tax levied at a flat rate of 20%. However, such withholding tax may be exempted or reduced by the State Council. As the State Council has not yet promulgated any regulations on exemption or reduction of the withholding tax as of the date of this annual report, it may become applicable to holders of H Shares and ADSs as of January 1, 2008, unless exempted or reduced pursuant to an applicable double-taxation treaty or other exemptions.

Capital gains tax on sales of shares


             A PRC tax regulation provides that gains realized upon the sale of overseas shares by foreign enterprises and individuals are not subject to tax on capital gains. However, the Provision for Implementing of the Individual Income Tax Law of the PRC (the "Detailed Implementing Rules"), promulgated on January 28, 1994, imposes income tax of 20% on gains derived from the sale of equity shares by an individual. A notice issued in 1998 by the Ministry of Finance and State Administration of Tax states that no capital gains tax will be imposed on gains from the sale of shares by individuals from 1997. If such tax exemption relief is no longer available, individual holders of H Shares or ADSs may be subject to a 20% capital gains tax unless such tax is reduced or eliminated by an applicable double taxation treaty. As the Amendments and the Detailed Implementing Rules only relate to individual income tax, the tax exemption for foreign enterprises under the PRC tax regulation should still be valid.

             In accordance with the New Corporate Income Tax Law, capital gains realized by foreign enterprises with no permanent establishment in China upon the sale of oversea shares are generally subject to a PRC withholding tax levied at a flat rate of 20%. However, such withholding tax may be exempted or reduced by the State Council under the New Corporate Income Tax Law. As the State Council has not yet promulgated any regulations on exemption or reduction of the withholding tax as of the date of this annual report, it may become applicable to holders of H Shares and ADSs as of January 1, 2008, unless exempted or reduced pursuant to an applicable double-taxation treaty or other exemptions.

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

Stamp tax

             Under the Provisional Regulations of The People's Republic of China Concerning Stamp Tax, which became effective in October, 1988, PRC stamp tax should not be imposed on the transfer of shares of PRC publicly traded companies (including H Shares or ADSs).

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

             On March 16, 2007, the New Corporate Income Tax Law of PRC was enacted, which will become effective on January 1, 2008. The New Corporate Income Tax Law will impose a single income tax rate of 25% for domestic enterprises and foreign invested enterprises. Therefore, our power plants currently subject to a 33% income tax rate may be subject to the uniform tax rate of 25% starting on January 1, 2008. With regard to our power plants currently entitled to a reduced income tax rate of 15%, their effective tax rate may be gradually increased to 25% within a five-year transition period commencing on January 1, 2008. In addition, our power plants currently entitled to tax exemption and reduction under the current income tax laws and regulations may continue to enjoy such preferential treatments after January 1, 2008 until the expiration of their respective tax holiday, but new power plants established after January 1, 2008 may not be able to benefit from such tax incentives, unless they can satisfy specific qualifications, if any, as provided by then effective laws and regulations on preferential tax treatment.

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

             In order to avoid back-up withholding on dividend payments made in the United States, a Non-US Holder of the H shares or ADSs may be required to complete, and provide the payer with, an Internal Revenue Service Form W-8, or other documentary evidence, certifying that such holder is an exempt foreign person.

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



                                                              Corporate governance rules applicable to the
                                                              domestically listed companies in China and the
NYSE corporate governance rules                               Company's governance practices
------------------------------------------------------------------------------------------------------------------

Director Independence
A listed company must have a majority of independent          It is required in China that any listed company
directors on its board of directors. No director              must establish an independent director system and
qualifies as "independent" unless the board of directors      set forth specific requirements for the
affirmatively determines that the director has no             qualification of independent directors. For
material relationship with the listed company (either         example, an independent director shall not hold
directly or as a partner, shareholder or officer of an        any other position in the listed company other
organization that has a relationship with the company).       than being a director and shall not be influenced
In addition, a director must meet certain standards to be     by the main shareholders or the controlling
deemed independent. For example, a director is not            persons of the listed company, or by any other
independent if the director is, or has been within the        entities or persons with whom the listed company
last three years, an employee of the listed company, or       has a significant relationship. The Company has
if the director has received, during any twelve-month         complied with the relevant Chinese corporate
period within the last three years, more than US$100,000      governance rules and has implemented internal
in direct compensation from the listed company.               rules governing the independence and
                                                              responsibilities of independent directors. The
                                                              Company determines the independence of independent
                                                              directors every year.

To empower non-management directors to serve as a more        No similar requirements.
effective check on management, the non-management
directors of each listed company must meet at regularly
scheduled executive sessions without management.

Nominating/Corporate Governance Committee
Listed companies must have a nominating/corporate             The board of directors of a listed company may,
governance committee composed entirely of independent         through the resolution of the shareholders'
directors.                                                    meeting, establish a nominating committee composed
                                                              entirely of directors, of which the independent
                                                              directors shall be the majority and the convener.
                                                              The Company has established a nominating committee.

The nominating/corporate governance committee must have a     Relevant responsibilities of the
written charter that addresses the committee's purposes       nominating/corporate governance committee are
and responsibilities which, at minimum, must be to:           similar to those stipulated by the NYSE rules, but
search for eligible people for the board of directors,        the main responsibilities do not include the
select and nominate directors for the next session of the     research and recommendation of corporate
shareholders' annual meeting, study and propose corporate     governance guidelines, the supervision of the
governance guidelines, supervise the evaluation of the        evaluation of the board of directors and
board of directors and management, and evaluate the           management, or the annual evaluation of the
performance of the committee every year.                      committee.



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

The written charter of the compensation committee must        The responsibilities are similar to those
state, at least, the following purposes and                   stipulated by the NYSE rules, but the committee is
responsibilities:                                             not required to produce a report on the executive
                                                              compensation or make an annual performance
                                                              evaluation of the committee. The board of
                                                              directors of the Company has established a
                                                              compensation and evaluation committee composed
                                                              mainly of independent directors who act as the
                                                              convener, and the committee has a written charter.

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

Audit Committee
Listed companies must have an audit committee that            The board of directors of a listed company can,
satisfies the requirements of Rule 10A-3 of Exchange Act.     through the resolution of the shareholders'
It must have a minimum of three members, and all audit        meeting, establish an audit committee composed
committee members must satisfy the requirements for           entirely of directors, of which the independent
independence set forth in Section 303A.02 of NYSE             directors are the majority and act as the
Corporate Governance Rules as well as the requirements of     convener, and, at minimum, one independent
Rule 10A-3b (1) of the Exchange Act.                          director is an accounting professional.

The written charter of the audit committee must specify       The responsibilities of the audit committee are
that the purpose of the audit committee is to assist the      similar to those stipulated by the NYSE rules, but
board oversight of the integrity of financial statements,     according to the domestic practices, the company
the company's compliance with legal and regulatory            is not required to make an annual performance
requirements, qualifications and independence of              evaluation of the audit committee, and the audit
independent auditors and the performance of the listed        committee is not required to prepare an audit
company's internal audit function and independent             report to be included in the company's annual
auditors.                                                     proxy statement. The Board of Directors of the
                                                              Company has established an audit committee that
                                                              satisfies relevant domestic requirements and the
                                                              audit committee has a written charter.
The written charter must also require the audit committee
to prepare an audit committee report as required by the
SEC to be included in the listed company's annual proxy
statement as well as an annual performance evaluation of
the audit committee.

Each listed company must have an internal audit               China has a similar regulatory provision, and the
department.                                                   Company has an internal audit department.

Shareholders must be given the opportunity to vote on         The relevant regulations of China require the
equity-compensation plans and material revisions thereto,     board of directors to propose plans on the amount
except for employment incentive plans, certain awards and     and types of director compensation for the
plans in the context of mergers and acquisitions.             shareholders' meeting to approve. The compensation
                                                              plan of executive officers is subject to approval
                                                              by the board and announced at the shareholders'
                                                              meeting and disclosed to the public upon the
                                                              approval of the board of directors.



Corporate governance guidelines
Listed companies must adopt and disclose corporate            CSRS has issued the Corporate Governance Rules,
governance guidelines, involving director qualification       with which the Company has complied.
standards, director compensation, director continuing
education, annual performance evaluation of the board of
directors, etc.

Code of ethics for directors, officers and employees
Listed companies must adopt and disclose a code of            China does not have such requirement for a code
business conduct and ethics for directors, officers and       for ethics. But, the directors and officers must
employees, and promptly disclose any waivers of the code      perform their legal responsibilities in accordance
for directors or executive officers.                          with the Company Law of PRC, relative requirements
                                                              of CSRS and Mandatory Provisions to the Charter of
                                                              Companies Listed Overseas.

Each listed company CEO must certify to the NYSE each         No similar requirements.
year that he or she is not aware of any violation by the
company of NYSE corporate governance listing standards
and he or she must promptly notify the NYSE on writing of
any material non-compliance with any applicable
provisions of Section 303A.


ITEM 11    Quantitative and Qualitative Disclosures About Market Risk

             Our primary market risk exposures are fluctuations fuel prices, foreign exchange rates and interest rates.

Commodity price risk

             We are exposed to fluctuations in fuel prices, mainly coal prices. In 2006, our total fuel cost amounted to RMB22.608 billion and the weighted average unit fuel cost was RMB157.31 per MWh. In 2005, our total fuel cost amounted to RMB21.203 billion and the weighted average unit fuel cost was RMB156.13 per MWh.

             We purchase substantial volumes of coals from suppliers for power generation. Therefore, fluctuations of fuel prices have a significant effect on our operating expenses and net profits.

Foreign exchange rate risk

             A portion of our Renminbi revenues are converted into other currencies to (i) repay our debts denominated in currencies other than RMB, and (ii) pay for imported equipment.

             The exchange rate of Renminbi to foreign currencies may fluctuate and is affected by, among other things, changes in China's political and economic conditions. The conversion of Renminbi into foreign currencies, including US dollars, has historically been set by the People's Bank of China. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the US dollar. Under the new policy, the Renminbi is permitted to fluctuate within a band against a basket of certain foreign currencies. This change in policy resulted initially in an approximately 2.0% appreciation in the value of the Renminbi against the US dollar. Since the adoption of this new policy, the value of Renminbi against the US dollar has fluctuated on a daily basis within narrow ranges, but overall has further strengthened against the US dollar. There remains significant international pressure on the PRC government to further liberalize its currency policy. We cannot assure you that any future movements in the exchange rate of the Renminbi against the US dollar and other currencies will not adversely affect our results of operations and financial conditions. The following table provides information, by maturity date, regarding our foreign currency sensitive financial instruments, which consist of cash and cash equivalents, short-term and long-term debt obligations and capital commitments as of December 31, 2006 and average interest rates for the year ended December 31, 2006.


(RMB expressed in millions, except interest rate)
                                                               As of December 31, 2006
                                     ---------------------------------------------------------------------------
                                                                                                 Total
                                                                                                recorded   Fair
                                                      Expected Maturity Date                      value    value
                                     --------------------------------------------------------   --------  ------
                                      2007     2008      2009     2010     2011    Thereafter
                                     ------   ------    ------   ------   ------   ----------
On-balance     sheet     financial
    instruments
Cash and cash equivalents:
In US Dollar                               2        -         -        -        -            -          2       2

Debts
Fixed rate bank loans (US Dollar)        749      749       749      741      739          283      4,010   4,076
      Average interest rate           6.211%   6.217%    6.227%   6.260%   6.465%       6.360%

Fixed rate bank loans (Euro)              55       55        55       55       55          405        680     579
      Average interest rate           2.000%   2.000%    2.000%   2.000%   2.000%       2.000%

Variable   rate   bank  and  other
    loans
    (US Dollar)                           72       72        72       72       61          172        521     521
      Average interest rate           5.547%   5.539%    5.527%   5.508%   5.493%       5.493%

Variable rate other loans (JPY)           16       16        16       16        6            -         70      70
      Average interest rate           5.800%   5.800%    5.800%   5.800%   5.800%

Capital commitments (in US Dollar)        79       13        23       16        -            -        131     131
Capital commitments (in Euro)             79        1         -        -        -            -         80      80

-------------
(1) The interest rates for variable rate bank and other loans are calculated based on the individual year end indices.

             The outstanding balances of the Company's loans denominated in foreign currency has decreased continually as a result of due repayment of the loans by the company according to agreed-upon repayment schedule. The loans denominated in US dollar decreased from RMB6.596 billion as of December 31, 2004 to RMB4.531 billion as of December 31, 2006; the loans denominated in JPY decreased from RMB123 million as of December 31, 2004 to RMB70 million as of December 31, 2006; the loans denominated in Euro decreased from RMB864 million as of December 31, 2004 to RMB680 million as of December 31, 2006. As a result, the associated foreign exchange risk to which the Company is exposed has decreased.

Interest rate risk

             We are exposed to interest rate risk primarily resulting from fluctuations in interest rates on our debts. Upward fluctuations in interest rates increase the cost of new variable rate debt and the interest cost of outstanding floating rate borrowings.

             At present, the interest rate of the Company's loans with the term of more than one year denominated in RMB is subject to the change on the benchmark interest rate published and adjusted by the People's Bank of China. Different interest rate level corresponds to loans with different term. On the other hand, the interest rate of the Company's loans with the term of one year or less is not subject to the change in such benchmark interest rate in accordance with the loan agreements. New loan contracts entered hereafter will be subject to current benchmark interest rate. Most of the Company's loans denominated in foreign currency are fixed rate loans, which are not subject to the changes in market interest rate. Only a small portion of the Company's loans denominated in foreign currency are floating rate loans, which depends on the trend of six-month LIBOR.

             The following table provides information, by maturity date, regarding our interest rate sensitive financial instruments, which consist of fixed rate loans, variable rate loans and short-term bonds as of December 31, 2006 and average interest rates for the year ended December 31, 2006.


(RMB expressed in millions, except interest rate)
                                                               As of December 31, 2006
                                     ---------------------------------------------------------------------------
                                                                                                 Total
                                                                                                recorded   Fair
                                                      Expected Maturity Date                      value    value
                                     --------------------------------------------------------   --------  ------
                                      2007     2008      2009     2010     2011    Thereafter
                                     ------   ------    ------   ------   ------   ----------
Debts
Fixed rate  shareholder,  bank
  and other loans                 11,068     3,967    9,678     3,799    3,357       13,794     45,663       45,392
    Average interest rate         5.487%    5.466%   5.466%    5.417%   5.380%       5.367%

Variable  rate  bank and other
  loans                               88        88       88        88       67          172        591          591
    Average interest rate         5.574%    5.563%   5.546%    5.517%   5.493%       5.493%

Short-term bonds                   5,000         -        -         -        -            -      5,000        5,000
    Average interest rate         3.742%         -        -         -        -            -

------------

(1) The interest rates for variable rate bank and other loans are calculated based on the individual year end indices.

             As of December 31, 2006, the Company's floating rate loans denominated in foreign currency amounted to RMB0.591 billion, accounting for approximately 11.2% of the total foreign loans, and the average interest rate level was relatively low, which is six-month US dollar LIBOR plus 16 basis points. In 2006, Federal Reserve of United States stopped raising federal funds rate. The Company expects that there is less possibilities of continuously increasing federal funds rate. With only a small portion of loans denominated in foreign currency bearing floating interest rate, the Company is exposed to relatively low risk of interest rate increases.

             The Company has paid special attention to the trend of international interest rate market by keeping up with the market conditions and predicting the future trend, and has made efforts to explore the feasibility of risk management by application of derivative financial instruments. The Company expects to implement the relevant plan according to its internal approval procedures and use interest rate swap and other derivative financial instruments to control its interest rate risk upon appropriate time.

             As the Company repaid the loans in accordance with the repayment agreements, the balance of floating rate loans decreased from RMB1.031 billion as of December 31, 2004 to RMB 591 million as of December 31, 2006. As a result, the associated interest rate risk related to variable rate bank and other loans to which the Company is exposed has decreased. The balance of fixed rate loans increased from RMB 24.567 billion as of December 31, 2004 to RMB45.663 billion as of December 31, 2006 to cover the expenditure on construction and acquisitions. As a result of the increased scale of the fixed rate loans, the interest rate risk related to fixed rate loans has increased.

ITEM 12     Description of Securities Other than Equity Securities

            Not applicable.

                                   PART II.

ITEM 13     Defaults, Dividend Arrearages and Delinquencies

             None.

ITEM 14 Material Modifications to the Rights of Security Holders and Use of Proceeds

             None.

ITEM 15     Controls and Procedures

Disclosure Controls and Procedures

             Our management, with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of December 31, 2006 (the "Evaluation Date"), the end of the fiscal year covered by this annual report. Based on this evaluation, our principal executive officer and principal financial officer have concluded that, as of the Evaluation Date, our disclosure controls and procedures were effective.

Management's Report on Internal Control over Financial Reporting

             Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in the Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our chairman of the board, or principal executive officer, and chief accountant, or principal financial officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting based upon the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this annual report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2006 at providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006, has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report which appears herein.

Changes in Internal Control over Financial Reporting

             During the year ended December 31, 2006, there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16D    Reserved

ITEM 16A    Audit Committee Financial Expert

             The Board of Directors has determined that Mr. Xia Donglin and Mr. Liu Jipeng qualify as Audit Committee Financial Experts in accordance with the terms of Item 16A of Form 20-F. Mr. Xia Donglin and Mr. Liu Jipeng were respectively appointed as our independent non-executive directors on May 11, 2005. See "Item 6 Directors, Senior Management and Employees -- A. Directors, members of the supervisory committee and senior management".

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

ITEM 16C    Principal Accountant Fees and Services

         PricewaterhouseCoopers has served as our independent public auditors for each of the fiscal years in the two-year period ended December 31, 2006, for which audited consolidated financial statements appear in this annual report on Form 20-F.

             The following table shows information about fees paid by us to PricewaterhouseCoopers:

                                                        For the year ended
                                                           December 31,
                                                --------------------------------
(RMB millions)                                       2006              2005
                                                --------------    --------------

Audit fees.................................           42.4              18.0
Audit-related fees.........................            1.5              12.5
Tax fees...................................              -                 -
All other fees.............................              -                 -
    Total..................................     --------------    --------------
                                                      43.9              30.5

             Audit Services are defined as the standard audit work that needs to be performed each year in order to issue an opinion on the consolidated financial statements and internal control over financial reporting of the Company and its subsidiaries. It also includes other audit services which are those services that only the external auditors reasonably can provide, such as auditing of non-recurring transactions and application of new accounting policies, audits of significant and newly implemented system controls and pre-issuance reviews of quarterly financial results.

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

ITEM 16E    Purchases of Equity Securities by the Issuer and Affiliated
            Purchasers

            Not applicable.

ITEM 17     Financial Statements

            See pages F-1 through F-76 following Item 19.

ITEM 18     Financial Statements

            Not applicable.

ITEM 19     Exhibit

1.1 Articles of Association amended and adopted by the shareholders' meeting on June 13, 2006.

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

12.2 Certifications of Principal Financial Officer pursuant to Rule 13a-14(a) promulgated under the U.S. Securities Exchange Act of 1934.

13.1 Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

THIS PAGE IS INTENTIONALLY LEFT BLANK

Report of Independent Registered Public Accounting Firm

To the shareholders of Huaneng Power International, Inc.

We have completed an integrated audit of Huaneng Power International, Inc. (the "Company")'s 2006 consolidated financial statements and of its internal control over financial reporting as of December 31, 2006 and audits of its 2005 and 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in equity and cash flows present fairly, in all material respects, the financial position of the Company and its subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with International Financial Reporting Standards ("IFRS"). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

IFRS vary in certain significant respects from accounting principles generally accepted in the United States of America ("US GAAP"). Information relating to the nature and effect of such differences is presented in the note 38 to the consolidated financial statements.

Internal control over financial reporting

Also, in our opinion, management's assessment included in Item 15 appearing on page 81 of the 2006 Annual Report to Shareholders, that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control - Integrated Framework issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that
(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.


/s/ PricewaterhouseCoopers

Certified Public Accountants

Hong Kong
April 3, 2007

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

 (Amounts expressed in thousands of RMB or US$, except per share data)

                                                                 For the year ended December 31,
                                              -----------------------------------------------------------------------
                                      Note                 2006                       2005               2004
                                     -------  --------------------------------  -----------------  ------------------
                                                   RMB               US$              RMB                 RMB

Operating revenue                                 44,301,403      5,673,339         40,190,004         30,150,602

Sales tax                                           (148,057)       (18,960)          (113,475)           (32,324)

Operating expenses
    Fuel                                         (22,608,151)    (2,895,252)       (21,202,952)       (15,068,188)
    Maintenance                                   (1,306,888)      (167,363)        (1,165,374)          (807,689)
    Depreciation                                  (6,719,158)      (860,471)        (6,167,692)        (4,706,992)
    Labor                                         (2,886,767)      (369,686)        (2,487,098)        (1,877,264)
    Service fees to HIPDC             7(b)          (140,771)       (18,027)          (141,102)          (133,609)
    Others                                        (1,933,200)      (247,570)        (1,903,345)          (606,346)
                                              ---------------   --------------  -----------------  ------------------
       Total operating expense                   (35,594,935)    (4,558,369)       (33,067,563)       (23,200,088)
                                              ---------------   --------------  -----------------  ------------------
Profit from operations                             8,558,411      1,096,010          7,008,966          6,918,190
                                              ---------------   --------------  -----------------  ------------------

    Interest income                                   51,910          6,648             53,685             43,092
    Interest expense                              (1,591,033)      (203,751)        (1,426,609)          (663,424)
    Bank charges and exchange gain
      / (losses), net                                 67,819          8,684            248,533           (119,452)
                                              ---------------   --------------  -----------------  ------------------

       Total financial expense, net               (1,471,304)      (188,419)        (1,124,391)          (739,784)
                                              ---------------   --------------  -----------------  ------------------
Share of profit of associates          11            790,629        101,250            644,376            312,037

Investment income, net                               128,595         16,468             60,872             20,554

Other income, net                      5              10,442          1,337              2,385             18,666
                                              ---------------   --------------  -----------------  ------------------

Profit before tax                      6           8,016,773      1,026,646          6,592,208          6,529,663


Income tax expense                     30         (1,127,699)      (144,415)        (1,044,297)          (948,734)
                                              ---------------   --------------  -----------------  ------------------

Profit for the year                                6,889,074        882,231          5,547,911          5,580,929
                                              ===============   ==============  =================  ==================

Attributable to:

Equity holders of the Company                      6,071,154        777,486          4,871,794          5,323,876

Minority interests                                   817,920        104,745            676,117            257,053
                                              ---------------   --------------  -----------------  ------------------

                                                   6,889,074        882,231          5,547,911          5,580,929
                                              ===============   ==============  =================  ==================

Dividends paid                                     3,013,846        385,960          3,022,096          3,055,586
                                              ===============   ==============  =================  ==================

Proposed dividend                      21          3,375,507        432,275          3,013,846          3,013,846
                                              ===============   ==============  =================  ==================

Proposed dividend per share
  (expressed in RMB per share)         21               0.28           0.04               0.25               0.25
                                              ===============   ==============  =================  ==================

Earnings per share for profit
   attributable to the equity
   holders of the Company during
   the year (expressed in RMB per
   share)

    - Basic                            31               0.50           0.06               0.40               0.44
                                              ===============   ==============  =================  ==================

    - Diluted                          31               0.50           0.06               0.40               0.44
                                              ===============   ==============  =================  ==================

The accompanying notes are an integral part of these consolidated financial statements.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2006 AND 2005

 (Amounts expressed in thousands of RMB or US$)
                                                                            As of December 31,
                                                   ----------------------------------------------------------------------
                                           Note                        2006                                 2005
                                         --------- ------------------------------------------------- --------------------
                                                             RMB                     US$                    RMB


   ASSETS

Non-current assets
   Property, plant and equipment, net       10           90,444,225                 11,582,495           78,997,297
   Investments in associates                11            5,418,213                    693,869            4,593,984
   Available-for-sale investment            13            1,458,759                    186,812            1,033,225
   Land use rights                          14            2,013,480                    257,851            1,679,765
   Deferred income tax assets               27               98,429                     12,605               64,075
   Goodwill                                 15              671,796                     86,032              671,796
   Other non-current assets                                 269,404                     34,499              336,379
                                                   ------------------------- ----------------------- --------------------
         Total non-current assets                       100,374,306                 12,854,163           87,376,521
                                                   ------------------------- ----------------------- --------------------
Current assets
   Inventories, net                         16            2,121,489                    271,683            2,311,357
   Other receivables and assets, net        17              615,488                     78,821              855,952
   Accounts receivable, net                 18            6,977,493                    893,554            6,022,426
   Financial assets at fair value through
      profit or loss                                        100,180                     12,829                    -
   Due from HIPDC                        7(a)(v)                  -                          -               21,847
   Due from other related parties        7(a)(v)                621                         80                    -
   Restricted cash                                          203,863                     26,107              201,276
   Temporary cash investment                                      -                          -                2,652
   Cash and cash equivalents              32(a)           3,207,192                    410,720            2,647,665
                                                   ------------------------- ----------------------- --------------------

       Total current assets                              13,226,326                  1,693,794           12,063,175
                                                   ------------------------- ----------------------- --------------------

       Total assets                                     113,600,632                 14,547,957           99,439,696
                                                   ========================= ======================= ====================

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (CONT'D)
AS OF DECEMBER 31, 2006 AND 2005


(Amounts expressed in thousands of RMB or US$)
                                                                             As of December 31,
                                                           -------------------------------------------------------
                                                    Note                  2006                        2005
                                                  -------- -------------------------------------- ----------------
                                                                      RMB              US$               RMB

EQUITY AND LIABILITIES

Capital and reserves attributable to equity
  holders of the Company
   Domestic shares, par value of RMB1.00 each, in
     form of legal person shares                     19                  -                    -        8,500,000
   A shares, par value of RMB1.00 each               19          9,000,000            1,152,561          500,000
   Overseas listed foreign shares, par value of
     RMB1.00 each                                    19          3,055,383              391,279        3,055,383
   Additional paid-in capital                                    8,988,973            1,151,148        8,988,107
   Dedicated capital                                 20          5,454,467              698,512        4,899,429
   Fair value gains from available-for-sale
     investment, net of tax                       13 & 27          998,825              127,912          636,964
   Retained earnings
      Proposed dividend                              21          3,375,507              432,275        3,013,846
      Others                                                    12,584,354            1,611,581       10,443,745
                                                           ----------------- -------------------- ----------------
                                                                43,457,509            5,565,268       40,037,474

 Minority interests  in equity                                   7,151,183              915,797        6,106,713
                                                           ----------------- -------------------- ----------------

       Total equity                                             50,608,692            6,481,065       46,144,187
                                                           ----------------- -------------------- ----------------

 NON-CURRENT LIABILITIES
   Long-term loans from Huaneng Group                22          2,800,000              358,574        2,800,000
   Long-term bank loans                              22         32,065,840            4,106,425       25,711,255
   Other long-term loans                             22            232,779               29,810          351,009
   Deferred income tax liabilities                   27          1,078,897              138,166        1,157,775
   Other non-current liabilities                                   309,930               39,691          168,328
                                                           ----------------- -------------------- ----------------

       Total non-current liabilities                            36,487,446            4,672,666       30,188,367
                                                           ----------------- -------------------- ----------------

 CURRENT LIABILITIES
   Accounts payable and other liabilities            23          8,375,705            1,072,612        6,905,240
   Taxes payables                                    24          1,180,318              151,154        1,131,284
   Due to Huaneng Group                           7(a)(v)           44,592                5,711           50,720
   Due to HIPDC                                   7(a)(v)           79,730               10,210           53,230
   Due to associates                              7(a)(vi)          83,512               10,695                -
   Due to other related parties                   7(a)(v)           65,795                8,426           29,620
   Salary and welfare payables                                     441,590               56,551          251,949
   Short-term bonds                                  25          5,077,577              650,246        4,938,250
   Short-term loans                                  26          7,823,720            1,001,923        6,580,870
   Current portion of long-term bank loans           22          3,140,393              402,166        2,653,339
   Current portion of other long-term loans          22            191,562               24,532          512,640
                                                           ----------------- -------------------- ----------------

       Total current liabilities                                26,504,494            3,394,226       23,107,142
                                                           ----------------- -------------------- ----------------

       Total equity and liabilities                            113,600,632           14,547,957       99,439,696
                                                           ================= ==================== ================

These consolidated financial statements have been approved for issue by the Board of Directors on April 3, 2007.

The accompanying notes are an integral part of these consolidated financial statements.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Amounts expressed in thousands of RMB)



                                                        Attributable to equity holders of the Company
                                               -------------------------------------------------------------


                                                               Additional
                                                                  paid-in
                                                Share capital     capital          Dedicated capital
                                                ------------- ------------ ---------------------------------
                                                                         Statutory and Statutory
                                                                         discretionary    public
                                                                       surplus reserve   welfare
                                                                                 funds      fund  Sub-total
                                                                            ---------- --------- -----------
Balance as of January 1, 2004                       6,027,671  10,780,133    2,867,721 1,460,702  4,328,423
Minority interests arising on business combinations         -           -            -         -          -
Capital injection from minority shareholders of
   subsidiaries                                             -           -            -         -          -
Dividends relating to 2003                                  -           -            -         -          -
Ordinary shares split                               6,027,671  (1,808,301)  (1,205,534)        - (1,205,534)
Profit for the year ended December 31, 2004                 -           -            -         -          -
Conversion of convertible notes to share capital
   and redemption of convertible notes                     41         352           (4)        -         (4)
Transfer from statutory public welfare fund to
   discretionary surplus reserve fund                       -           -        1,600    (1,600)         -
Transfer to dedicated capital (Note 20)                     -           -      538,906   404,179    943,085
                                                   ---------- ------------ ----------- --------- -----------
Balance as of December 31, 2004                    12,055,383   8,972,184    2,202,689 1,863,281  4,065,970
                                                   ========== ============ =========== ========= ===========

Balance as of January 1, 2005                      12,055,383   8,972,184    2,202,689 1,863,281  4,065,970
Effect of changes in accounting policy                      -           -            -         -          -
                                                   ---------- ------------------------ --------- -----------
Balance as of January 1, 2005, as restated         12,055,383   8,972,184    2,202,689 1,863,281  4,065,970
Minority interests arising on business combinations         -           -            -         -          -
Capital injection from minority shareholders of
   subsidiaries                                             -           -            -         -          -
Dividends waived by a shareholder of an associate           -      15,923            -         -          -
Dividends relating to 2004                                  -           -            -         -          -
Dividends relating to 2005                                  -           -            -         -          -
Profit for the year ended December 31, 2005                 -           -            -         -          -
Fair value gains from available-for-sale
   investment - gross (Note 13)                             -           -            -         -          -
Fair value gains from available-for-sale investment
   - tax (Note 27)                                          -           -            -         -          -
Transfer from statutory public welfare fund to
   discretionary surplus reserve fund                       -           -        3,473    (3,473)         -
Transfer to dedicated capital (Note 20)                     -           -      476,262   357,197    833,459

                                                   ---------- ------------ ----------- --------- -----------
Balance as of December 31, 2005                    12,055,383   8,988,107    2,682,424 2,217,005  4,899,429
                                                   ========== ============ =========== ========= ===========


                                                         Attributable to equity holders        Minority     Total
                                                                of the Company                 interests    equity
                                                   -----------------------------------------  ----------- ------------
                                                      Available-
                                                        for-sale        Equity
                                                       investment component of
                                                      revaluation  convertible    Retained
                                                          reserve        notes    earnings
                                                    ------------- ------------ ------------
Balance as of January 1, 2004                                 -           255  12,818,873     1,155,197   35,110,552
Minority interests arising on business combinations           -             -           -     1,342,872    1,342,872
Capital injection from minority shareholders of               -
   subsidiaries                                                             -           -       677,034      677,034
Dividends relating to 2003                                    -             -  (3,013,836)     (165,763)  (3,179,599)
Ordinary shares split                                         -             -  (3,013,836)            -            -
Profit for the year ended December 31, 2004                   -             -   5,323,876       257,053    5,580,929
Conversion of convertible notes to share capital
   and redemption of convertible notes                        -          (255)        (10)            -          124
Transfer from statutory public welfare fund to
   discretionary surplus reserve fund                         -             -           -             -            -
Transfer to dedicated capital (Note 20)                       -             -    (943,085)            -            -
                                                    ------------- ------------ ----------- ------------ ------------
Balance as of December 31, 2004                               -             -  11,171,982     3,266,393   39,531,912
                                                    ============= ============ =========== ============ ============

Balance as of January 1, 2005                                 -             -  11,171,982     3,266,393   39,531,912
Effect of changes in accounting policy                        -             -   1,261,120             -    1,261,120
                                                    ------------- ------------ ----------- ------------ ------------
Balance as of January 1, 2005, as restated                    -             -  12,433,102     3,266,393   40,793,032
Minority interests arising on business combinations           -             -           -     1,979,219    1,979,219
Capital injection from minority shareholders of
   subsidiaries                                               -             -           -       596,064      596,064
Dividends waived by a shareholder of an associate             -             -           -             -       15,923
Dividends relating to 2004                                    -             -  (3,013,846)     (196,992)  (3,210,838)
Dividends relating to 2005                                    -             -           -      (214,088)    (214,088)
Profit for the year ended December 31, 2005                   -             -   4,871,794       676,117    5,547,911
Fair value gains from available-for-sale
   investment - gross (Note 13)                         749,369             -           -             -      749,369
Fair value gains from available-for-sale investment                                                         (112,405)
   - tax (Note 27)                                     (112,405)            -           -             -
Transfer from statutory public welfare fund to
   discretionary surplus reserve fund                         -             -           -             -            -
Transfer to dedicated capital (Note 20)                       -             -    (833,459)            -            -

                                                    ------------- ------------ ----------- ------------ ------------
Balance as of December 31, 2005                         636,964             -  13,457,591     6,106,713   46,144,187
                                                    ============= ============ =========== ============ ============

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONT'D)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Amounts expressed in thousands of RMB)


                                                                Attributable to equity holders of the Company
                                                        ------------------------------------------------------------------


                                                                      Additional
                                                                         paid-in
                                                       Share capital     capital             Dedicated capital
                                                        ------------ ----------- -----------------------------------------
                                                                                  Statutory and     Statutory
                                                                                  discretionary       public
                                                                                        surplus      welfare
                                                                                  reserve funds         fund     Sub-total
                                                                                 -------------- ------------- ------------
Balance as of January 1, 2006                             12,055,383  8,988,107       2,682,424     2,217,005    4,899,429
Net capital injection from minority shareholders of
   subsidiaries                                                    -          -               -             -            -
Dividends waived by a shareholder of a subsidiary                  -        866               -             -            -
Dividends relating to 2005                                         -          -               -             -            -
Profit for the year ended December 31, 2006                        -          -               -             -            -
Fair value gains from available-for-sale investment -
   gross (Note 13)                                                 -          -               -             -            -
Fair value gains from available-for-sale investment -
   tax (Note 27)                                                   -          -               -             -            -
Transfer from statutory public welfare fund to
   statutory surplus reserve fund                                  -          -       2,217,005    (2,217,005)           -
Transfer to dedicated capital (Note 20)                            -          -         555,038             -      555,038
                                                        ------------ ----------- -------------- ------------- ------------

Balance as of December 31, 2006                           12,055,383  8,988,973       5,454,467             -    5,454,467
                                                        ============ =========== ============== ============= ============



                                                         Attributable to equity holders    Minority         Total
                                                                of the Company            interests        equity
                                                         ------------------------------ -------------- ------------
                                                               Available-
                                                                 for-sale
                                                               investment
                                                              revaluation      Retained
                                                                  reserve      earnings
                                                         ---------------- -------------
Balance as of January 1, 2006                                     636,964    13,457,591      6,106,713   46,144,187
Net capital injection from minority shareholders of
   subsidiaries                                                         -             -        588,201      588,201
Dividends waived by a shareholder of a subsidiary                       -             -            495        1,361
Dividends relating to 2005                                              -    (3,013,846)      (362,146)  (3,375,992)
Profit for the year ended December 31, 2006                             -     6,071,154        817,920    6,889,074
Fair value gains from available-for-sale investment -
   gross (Note 13)                                                425,769             -              -      425,769
Fair value gains from available-for-sale investment -
   tax (Note 27)                                                  (63,908)            -              -      (63,908)
Transfer from statutory public welfare fund to
   statutory surplus reserve fund                                       -             -              -            -
Transfer to dedicated capital (Note 20)                                 -      (555,038)             -            -
                                                         ---------------- ------------- -------------- ------------

Balance as of December 31, 2006                                   998,825    15,959,861      7,151,183   50,608,692
                                                         ================ ============= ============== ============

The accompanying notes are an integral part of these consolidated financial statements.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Amounts expressed in thousands of RMB or US$)


                                                                  For the year ended December 31,
                                                ---------------------------------------------------------------------
                                       Note                   2006                      2005              2004
                                      --------  ---------------------------------  ----------------  ----------------
                                                     RMB               US$               RMB               RMB
CASH FLOWS FROM OPERATING ACTIVITIES
   Profit before tax                               8,016,773        1,026,646         6,592,208         6,529,663
   Adjustments to reconcile profit
     before tax to net cash provided
     by operating activities:
     Depreciation                                  6,721,684          860,794         6,172,866         4,706,992
     Impairment loss on property,
       plant and equipment                            11,920            1,527            30,080                 -
     Amortization of land use rights                  42,484            5,441            36,429            28,074
     Amortization of goodwill and
       negative goodwill                                   -                -                 -          (205,277)
     Amortization of other
       non-current assets                             15,719            2,013            15,297             5,233
     Amortization of housing loss                     38,810            4,970            39,258            34,498
     Amortization of bonds issuance
       expense                                        19,052            2,440                 -                 -
     Write off of excess of
       acquirer's interest in the
       net fair value of acquiree's
       identifiable assets,
       liabilities and contingent
       liabilities over cost                         (24,758)          (3,171)                -                 -
     (Reversal of) / Provision for
       doubtful accounts                              (4,853)            (621)           49,869           (10,654)
     Provision for inventory
       obsolescence                                    1,808              232            31,724             1,521
     Investment income, net                         (128,595)         (16,468)          (60,872)          (20,554)
     Loss / (Gain) on disposals /
       write-off of property, plant
       and equipment, net                            100,018           12,809           145,762           (29,176)
     Unrealized exchange (gains) /
       losses, net                                  (116,028)          (3,874)         (294,281)           89,913
     Gain on interest rate swaps                           -                -                 -              (925)
     Share of profit of associates                  (790,629)        (101,250)         (644,376)         (312,037)
     Interest income                                 (51,910)          (6,648)          (53,685)          (43,092)
     Interest expense                              1,591,033          203,751         1,426,609           663,424
   Changes in working capital:
     Inventories, net                                188,060           24,083          (831,622)         (414,275)
     Other receivables and assets, net              (106,505)         (13,639)          265,320          (206,873)
     Accounts receivable, net                       (883,033)        (113,083)         (596,517)         (742,005)
     Due from HIPDC                                        -                -           (21,847)                -
     Due from other related parties                     (621)             (80)           14,970            (9,108)
     Restricted cash                                  (2,587)            (331)            1,412           (23,108)
     Other non-current liabilities                   183,003           23,436            91,188            13,000
     Accounts payable and other
       liabilities                                    39,378            5,043           574,654           243,524
     Taxes payable                                   151,412           19,390           (69,569)            3,796
     Due to Huaneng Group                             (6,128)            (785)            6,128                 -
     Due to HIPDC                                     26,500            3,394        (1,205,569)          (53,263)
     Due to associates                                83,512           10,695            (3,799)            3,799
     Due to other related parties                     36,176            4,633            20,183           (17,711)
     Salary and welfare payables                     189,641           24,286           (23,653)          (17,728)
     Others                                            1,790              229                 -                 -
   Interest paid                                  (2,507,354)        (321,097)       (1,965,094)         (974,879)
   Interest received                                  53,444            6,844            52,475            43,895
   Income tax paid                                (1,394,503)        (178,583)       (1,114,698)       (1,123,966)
                                                ---------------  ----------------  ----------------  ----------------
    Net cash provided by operating
     activities                                   11,494,713        1,483,026         8,680,850         8,162,701
                                                ---------------  ----------------  ----------------  ----------------


HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT'D)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Amounts expressed in thousands of RMB or US$)


                                                                  For the year ended December 31,
                                                ---------------------------------------------------------------------
                                       Note                   2006                      2005              2004
                                      --------  ---------------------------------  ----------------  ----------------
                                                     RMB               US$               RMB               RMB
CASH FLOWS FROM INVESTING ACTIVITIES
   Purchase of property, plant and
     equipment                                      (15,998,575)      (2,048,814)    (13,842,293)       (9,877,553)
   Proceeds from disposals of property,
     plant and equipment, net                            32,180            4,121          32,098            27,768
   Prepayments of land use rights                      (250,627)         (32,096)        (99,745)         (154,754)
   (Increase) / Decrease in other
     non-current assets                                  (8,973)          (1,149)         15,766            (3,680)
   Decrease in temporary cash investments                 2,652              340           9,989           132,355
   Proceeds from disposals of investments                     -                -               -               548
   Cash dividend received                               482,609           61,804         429,589           172,542
   Capital injections in associates                    (174,918)         (22,400)              -                 -
   Cash consideration paid for
     acquisitions                                             -                -      (2,528,300)       (4,575,000)
   Direct transaction costs paid for
     acquisitions                                             -                -         (16,698)          (31,685)
   Cash from the power plants
     acquisitions                                             -                -         566,704           659,174
   Net cash inflow on disposals of a
     subsidiary and other investment                        110               13          19,521                 -
                                                   ---------------  ---------------  --------------  ---------------
    Net cash used in investing activities           (15,915,542)      (2,038,181)    (15,413,369)      (13,650,285)
                                                   ---------------  ---------------  --------------  ---------------
CASH FLOWS FROM FINANCING ACTIVITIES
   Bonds issuance expense paid                          (20,000)          (2,561)        (22,500)                -
   Drawdown of short-term bonds                       5,000,000          640,311       4,862,200                 -
   Repayments of short-term bonds                    (4,862,200)        (622,664)              -                 -
   Drawdown of short-term loans                      14,458,700        1,851,614      11,657,569         8,724,000
   Repayments of short-term loans                   (13,215,850)      (1,692,452)    (13,670,000)       (2,940,313)
   Drawdown of long-term loans from
     Huaneng Group                                            -                -       2,000,000           800,000
   Repayments of long-term loans from
     shareholders                                             -                -               -        (1,504,827)
   Drawdown of long-term bank loans                   9,982,982        1,278,444       8,297,018         4,944,000
   Repayments of long-term bank loans                (3,010,623)        (385,547)     (2,933,870)       (3,192,843)
   Drawdown of other long-term loans                     40,000            5,122               -                 -
   Repayments of other long-term loans                 (472,154)         (60,465)       (351,118)         (679,062)
   Net capital injection from minority
     shareholders of the subsidiaries                   588,708           75,391         585,702           677,034
   Dividends paid to shareholders of the
     Company                                         (3,013,846)        (385,960)     (3,022,096)       (3,005,586)
   Dividends paid to minority
     shareholders of the subsidiaries                  (495,361)         (63,437)       (318,252)         (167,125)
   Redemption of convertible notes                            -                -               -              (811)
                                                   ---------------  ---------------  --------------  ---------------
   Net cash provided by financing
     activities                                       4,980,356          637,796       7,084,653         3,654,467
                                                   ---------------  ---------------  --------------  ---------------
                                                        559,527           82,641         352,134        (1,833,117)
NET INCREASE / (DECREASE) IN CASH AND
   CASH EQUIVALENTS
Cash and cash equivalents, beginning of
   the year                                           2,647,665          328,079       2,295,531         4,128,648
                                                   ---------------  ---------------  --------------  ---------------
 CASH AND CASH EQUIVALENTS, END OF THE YEAR
                                          32(a)       3,207,192          410,720       2,647,665         2,295,531
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

     The directors consider Huaneng International Power Development Corporation ("HIPDC") and China Huaneng Group ("Huaneng Group") as the parent company and ultimate parent company of the Company, respectively. Both companies are incorporated in the PRC. Neither Huaneng Group nor HIPDC produced financial statements available for public use.

2.   PRINCIPAL ACCOUNTING POLICIES

     The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.


     (a)  Basis of preparation

     The financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"). The financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale investment and financial assets at fair value through profit or loss. This basis of accounting differs from that used in the preparation of the statutory financial statements of the Company and its subsidiaries ("PRC statutory financial statements"). The PRC statutory financial statements of the Company and its subsidiaries comprising the financial statements have been prepared in accordance with the relevant accounting principles and regulations applicable to the Company and its subsidiaries, as appropriate in the PRC. Appropriate adjustments have been made to the PRC statutory financial statements to conform to IFRS. Differences arising from the restatement have not been incorporated in the statutory accounting records of the Company and its subsidiaries.

     The consolidated financial statements are expressed in Renminbi ("RMB"), the national currency of the PRC. Solely for the convenience of the reader, the December 31, 2006 financial statements have been translated into United States Dollars (US$) at the rate of US$1.00=RMB 7.8087 announced by the People's Bank of China on December 31, 2006. No representation is made that Renminbi amounts could have been, or could be, converted into United States Dollars at the rate on December 31, 2006, or at any other certain rate.

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

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)
2.   PRINCIPAL ACCOUNTING POLICIES (CONT'D)

     (a)  Basis of preparation (cont'd)

     During 2006, a significant portion of the Company and its subsidiaries' funding requirements for capital expenditures were satisfied by short-term borrowings. Consequently, as of December 31 2006, the Company and its subsidiaries have a negative working capital balance of approximately RMB13.3 billion (2005: RMB11.0 billion). The Company and its subsidiaries have significant undrawn available banking facilities amounting to approximately RMB25.61 billion (2005: RMB22.57 billion). The Company and its subsidiaries may refinance and / or restructure certain short-term loans into long-term loans and will also consider alternative sources of financing, where applicable. The Directors of the Company and its subsidiaries are of the opinion that the Company and its subsidiaries will be able to meet its liabilities as and when they fall due within the next twelve months and have prepared these financial statements on a going concern basis.

     The principal accounting policies adopted are consistent with those applied in the annual financial statements for the year ended December 31, 2005. The following new interpretation is mandatory for financial year with annual period beginning on or after January 1, 2006.

     International Financial Reporting Interpretations Committee
     Interpretation ("IFRIC Interpretation") 4, `Determining whether an arrangement contains a lease', effective for annual periods beginning on or after January 1, 2006. This interpretation had no material impact on the accounting policies of the Company and its subsidiaries.

     (b)  Consolidation

     The consolidated financial statements include the financial statements of the Company and all of its subsidiaries made up to December 31.

     (i)  Subsidiaries

     Subsidiaries are all entities over which the Company and its subsidiaries have the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company and its subsidiaries controls another entity.

     Subsidiaries are fully consolidated from the date on which control is transferred to the Company and its subsidiaries. They are de-consolidated from the date that control ceases.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

2.   PRINCIPAL ACCOUNTING POLICIES (CONT'D)


     (b)  Consolidation (cont'd)

     (i)  Subsidiaries (cont'd)

     The purchase method of accounting is used to account for the acquisition of subsidiaries by the Company and its subsidiaries (including acquisitions from common control shareholders). The cost of an acquisition is measured as the fair value of the assets given and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the share of the Company and its subsidiaries on the identifiable net assets acquired is recorded as goodwill (Note 2(e)). If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

     Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company and its subsidiaries.

     In the balance sheet of the Company, the investments in subsidiaries are stated at costs less provision for impairment losses (Note 2(f)). The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

     (ii)  Transactions with minority interests

     The Company and its subsidiaries apply a policy of treating transactions with minority interests as transactions with parties external to the Company and its subsidiaries. Disposals to minority interests result in gains and losses for the Company and its subsidiaries that are recorded in the income statement. Purchases from minority interests result in goodwill, being the difference between any consideration paid and the relevant share acquired of the fair value of net assets of the subsidiaries.

     (iii)  Associates

     Associates are all entities over which the Company and its subsidiaries have significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost. The investments in associates of the Company and its subsidiaries include goodwill (net of any accumulated impairment loss) identified on acquisition (Note 2(e)).

     The shares of the Company and its subsidiaries on post-acquisition profits or losses of associates are recognized in the income statement and their shares of post-acquisition movements in reserves are recognized in reserves. The cumulative post-acquisition movements are adjusted against the carrying amounts of the investments. When the shares of the Company and its subsidiaries on losses in an associate equals or exceeds their interest in the associate, including any other unsecured receivables, the Company and its subsidiaries do not recognize further losses, unless they have incurred obligations or made payments on behalf of the associate.

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

     In the balance sheet of the Company, the investments in associates are stated at costs less provision for impairment losses (Note 2(f)). The results of associates are accounted for by the Company on the basis of dividends received and receivable.

     (c)  Foreign currency translation

     (i)  Functional and presentation currency

     Items included in the financial statements of each entity of the Company and its subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The financial statements are presented in RMB, which is the functional and presentation currency of the Company.

     (ii)  Transactions and balances

     Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement.

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

     Subsequent costs are included in the carrying amount of the asset or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and its subsidiaries and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

2.   PRINCIPAL ACCOUNTING POLICIES (CONT'D)

     (d) Property, plant and equipment, net (cont'd)

     Depreciation on property, plant and equipment is calculated using the straight-line method to allocate their costs to their residual values over their estimated useful lives, as follows:

     Dam                                                      45 - 55 years
     Buildings                                                  8- 55 years
     Electric utility plant in service                         4 - 40 years
     Transportation facilities                                 5 - 27 years
     Others                                                   2.5 - 18 years

     The residual values, useful lives and depreciation method of the assets are reviewed, and adjusted if appropriate, at each financial year-end.

     The carrying amount of an asset is written down immediately to its recoverable amount if the carrying amount of the asset is greater than its estimated recoverable amount (Note 2(f)).

     Gains and losses on disposals are determined by comparing the proceeds with the carrying amounts and are recognized within operating expenses - others in the income statement.

    (e)  Goodwill

     Goodwill represents the excess of the cost of an acquisition over the fair value of the share of the Company and its subsidiaries on the net identifiable assets of the acquired subsidiary / associate at the date of acquisition. Goodwill on acquisitions of associates is included in `investments in associates' and is tested annually for impairment as part of the overall balance. Separately recognized goodwill is tested annually for impairment and carried at cost less any accumulated impairment loss. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

     Goodwill is allocated to cash-generating units ("CGUs") for the purpose of impairment testing (Note 15). The allocation is made to those CGUs or groups of CGUs that are expected to benefit from the business combination in which the goodwill arose. The Company and its subsidiaries allocate goodwill to CGUs or groups of CGUs in the region in which they operate.

     (f) Impairment of investments in subsidiaries, associates and non-financial assets

     Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (CGUs). Assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

2.   PRINCIPAL ACCOUNTING POLICIES (CONT'D)

     (g)  Financial assets

     The Company and its subsidiaries classify their financial assets in the following categories: at fair value through profit or loss, loans and receivables, held-to-maturity and available-for-sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

     (i)  Financial assets at fair value through profit or loss

     Financial assets at fair value through profit or loss are financial assets held for trading. Derivatives are classified as held for trading unless they are designated as hedges. Assets in this category are classified as current assets.

     (ii)  Loans and receivables

     Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. Loans and receivables are primarily classified as `accounts receivable, net', `other receivables and assets, net' and `other non-current assets' in the balance sheets.

     (iii)  Held-to-maturity investments

     Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the management of the Company and its subsidiaries has the positive intention and ability to hold to maturity. If the Company and its subsidiaries were to sell other than an insignificant amount of held-to-maturity investments, the whole category would be reclassified as available-for-sale. Held-to-maturity investments are included in non-current assets, except for those with maturities less than 12 months from the balance sheet date, which are classified as current assets.

     (iv)  Available-for-sale investments

     Available-for-sale investments are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

     (v)  Recognition and derecognition of financial assets

     Regular purchases and sales of investments are recognized on trade-date - the date on which the Company and its subsidiaries commit to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognized at fair value, and transaction cost are expensed in the income statement. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company and its subsidiaries have transferred substantially all risks and rewards of ownership. Available-for-sale investment and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables and held-to-maturity investments are carried at amortized costs using the effective interest method.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

2.   PRINCIPAL ACCOUNTING POLICIES (CONT'D)

     (g)  Financial assets (cont'd)

     (v)  Recognition and derecognition of financial assets (cont'd)

     Changes in the fair value of monetary securities classified as available-for-sale are recognized in equity. Gains or loss arising from changes in the fair value of the "financial asset at fair value through profit or loss" category are presented in the income statement within `investment income, net' in the period in which they arise.

     When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognized in equity are included in the income statement as `investment income, net'. Dividends on available-for-sale equity instruments are recognized in the income statement within `investment income, net' when the right of the Company and its subsidiaries to receive payments is established.

     The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active, the Company and its subsidiaries establish fair value by using valuation techniques, such as the option pricing model, making maximum use of market inputs and relying as little as possible on entity-specific inputs.

     The Company and its subsidiaries assess at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered as an indicator that the securities are impaired. If any such evidence exists for available-for-sale investments, the cumulative loss - measured as the difference between the acquisition cost and the current fair value, less any accumulated impairment loss on that financial asset previously recognized in the income statement - is removed from equity and recognized in the income statement. Impairment loss recognized in the income statement on equity instrument is not reversed through the income statement. The impairment loss of held-to-maturity investments is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial assets original effective interest rate (i.e. the effective interest rate computed at initial recognition). The carrying amount of such an asset shall be reduced either directly or through use of an allowance account while the amount of such losses shall be recognised in the income statement. Impairment testing of receivables is described in Note 2(i).

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

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

2.   PRINCIPAL ACCOUNTING POLICIES (CONT'D)

     (i)  Receivables

     Receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for doubtful accounts. A provision for doubtful accounts of receivable is established when there is objective evidence that the Company and its subsidiaries will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the receivable is impaired. The amount of the provision is the difference between the carrying amount of the asset and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amounts of the receivables are reduced through the use of allowance accounts, and the amount of the provision is recognized in the income statement within operating expenses - others. When a receivable is uncollectible, it is written off against the allowance account for receivable. Subsequent recoveries of amounts previously written off are credited against operating expenses - others in the income statement.

     (j)  Related parties

     Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

     (k)  Cash and cash equivalents

     Cash and cash equivalents include cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less.

     (l)  Accounts payables

     Accounts payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

     (m)  Borrowings

     Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized costs; any differences between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest method.

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

     (ii)  Income tax expense

     According to the relevant income tax law, Sino-foreign enterprises are, in general, subject to statutory income tax of 33% (30% of Enterprise Income Tax and 3% of local income tax). If these enterprises are located in certain specified locations or cities, or are specifically approved by State Tax Bureau, a lower tax rate would be applied. Effective from January 1, 1999, in accordance with the practice notes on the PRC income tax laws applicable to Sino-foreign enterprises investing in energy and transportation infrastructure businesses, a reduced income tax rate of 15% (after the approval of State Tax Bureau) is applicable across the country. The Company applied this rule to all of its fully owned operating power plants after obtaining the approval of State Tax Bureau.

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

     The income tax charges are based on accessable profit for the year and after considering deferred taxation.

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

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

2.   PRINCIPAL ACCOUNTING POLICIES (CONT'D)

     (o)  Employee benefits

     (i)  Pension obligations

     The Company and its subsidiaries operate various defined contribution plans in accordance with the local conditions and practices in the provinces in which they operate. A defined contribution plan is a pension plan under which the Company and its subsidiaries pay fixed contributions into a separate publicly administered pension insurance plan on mandatory and voluntary bases. The Company and its subsidiaries have no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. The contributions are recognized as employee benefit expenses when they are due. Prepaid contributions are recognized as assets to the extent that a cash refund or a reduction in the future payment is available.

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

     (ii) Liability adequacy test

     At each balance sheet date, liability adequacy tests are performed to ensure the adequacy of the contract liabilities. In performing these tests, current best estimates of future contractual cash flows and related administrative expenses are used. Any deficiency is immediately charged to income statement and by subsequently establishing a provision for losses arising from liability adequacy test.

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

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

2.   PRINCIPAL ACCOUNTING POLICIES (CONT'D)

     (v) Standards, interpretations and amendments to published standards that are not yet effective

     Certain new standards, amendments and interpretations to existing standards have been published that are mandatory for the accounting periods of the Company and its subsidiaries beginning on or after January 1, 2007 or later periods but which the Company and its subsidiaries have not early adopted. These are summarized as follows:

     o IFRS 7, Financial Instruments: Disclosures and a complementary amendment to International Accounting Standard ("IAS") 1, Presentation of Financial Statements - Capital Disclosures (effective from annual periods beginning on or after January 1, 2007). IFRS 7 introduces new disclosures relating to financial instruments. This standard introduces certain revised disclosure requirements, including the mandatory disclosures on sensitivity analysis for each type of market risk. It replaces IAS 30, Disclosures in the Financial Statements of Banks and Similar Financial Institutions, and disclosure requirements in IAS 32, Financial Instruments: Disclosure and Presentation and is applicable to all entities reporting under IFRS. The amendment to IAS 1 introduces disclosures on the objectives, policies and processes for managing capital. Except for an extension of disclosures, management considered there was no significant impact from adopting IFRS 7 and the amendment to IAS 1 on the financial statements of the Company and its subsidiaries and will apply these standards from January 1, 2007.

     o IFRS 8, Operating Segments (effective from periods beginning on or after January 1, 2009). This standard replaces IAS 14, Segment Reporting and specifies how an entity should report information about its operating segments in annual financial statements and, as a consequential amendment to IAS 34, Interim Financial Reporting, requires an entity to report selected information about its operating segments in interim financial reports. This standard also sets out requirements for related disclosures about products and services, geographical areas and major customers. Management is currently assessing the impact of this IFRS on the accounting policies of the Company and its subsidiaries. The Company and its subsidiaries will apply IFRS 8 from January 1, 2009.

     o IFRIC Interpretation 10, Interim Financial Reporting and Impairment (effective from annual periods beginning on or after November 1, 2006). This interpretation prohibits the impairment losses recognized in a previous interim period on goodwill, investments in equity instruments and investments in financial assets carried at cost to be reversed at subsequent balance sheet dates. Management considered there will be no significant impact from adopting IFRIC Interpretation 10 on the financial statements of the Company and its subsidiaries. The Company and its subsidiaries will apply IFRIC Interpretation 10 from January 1, 2007.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

3.   FINANCIAL AND INSURANCE RISKS MANAGEMENT

     (a)   Financial risk factors

     The activities of the Company and its subsidiaries expose them to a variety of financial risks: market risk (including currency risk, fair value interest rate risk and price risk), credit risk, liquidity risk and cash flow interest rate risk. The overall risk management program of the Company and its subsidiaries focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance of the Company and its subsidiaries.

     Risk management, including the management on the financial risks, is carried out under the instruction of the Risk Management Team. The Company works out written principles for overall management as well as written policies covering specific areas. In considering the importance of risks, the Company identifies and evaluates risks at head office and individual power plant level, and requires analysis and proper communication for the information collected periodically. To avoid, mitigate and manage such risks, the Company takes all reasonable steps, including but not limited to pays constant attention on international foreign exchanges market to make forecast based on the understanding of the market trend as well as uses appropriate derivative instruments. The Company also maintains a close watch on the debt ratio and refinances and / or restructures its liabilities to ensure liquidity and optimize the capital structure.

     (i)  Market risk

     (1)  Foreign exchange risk

     Foreign exchange risk arises from a significant amount of long-term bank loans and other loans denominated in foreign currencies, including US dollar ("US$"), Euro ("(euro)") and Japanese yen ("JPY") described in Note
     22. Fluctuations of exchange rates of RMB against these foreign currencies could affect the operating results of the Company and its subsidiaries.

     (2)  Price risk

     The Company and its subsidiaries are exposed to equity security price risk because of investments held by the Company and its subsidiaries and classified on the balance sheets either as available for sale or at fair value through profit or loss. The Company and its subsidiaries are also exposed to commodity price risk, including the coal price risk. The Company and its subsidiaries have entered into several long-term coal purchase contracts (Note 34(a)(ii)) to reduce its exposure to fluctuations in the price of coal.

     (ii)  Credit risk

     The Company and its subsidiaries are exposed to significant concentrations of credit risk, in terms of cash and cash equivalents and power sales respectively.

     Significant portions of cash and cash equivalents of the Company and its subsidiaries are deposited with certain large state-owned banks of the PRC and a non-bank financial institution in the PRC which are related parties of the Company.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

3.   FINANCIAL AND INSURANCE RISKS MANAGEMENT (CONT'D)

     (a)  Financial risk factors (cont'd)

     (ii) Credit risk (cont'd)

     Most of the power plants of the Company and its subsidiaries sell electricity generated to their sole customers, the power grid companies of their respective provinces or regions where the power plants operate (Note
     36).

     (iii)  Liquidity risk

     Prudent liquidity risk management implies maintaining sufficient cash and cash equivalents, the availability of funding from an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, the Company and its subsidiaries aim to maintain flexibility in funding by maintaining availability under committed credit facilities.

     (iv)  Cash flow and fair value interest rate risk

     As the Company and its subsidiaries have no significant interest-bearing assets, the income and operating cash flows of the Company and its subsidiaries are substantially independent of changes in market interest rates.

     The interest rate risk of the Company and its subsidiaries arises from long-term loans. Loans issued at variable rates expose the Company and its subsidiaries to cash flow interest rate risk. Bonds and loans issued at fixed rates expose the Company and its subsidiaries to fair value interest rate risk. The Company will use derivative instruments when considered appropriate, to manage exposures arising from changes in interest rates by entering into interest rate swap agreements with PRC banks to convert certain floating rate bank loans into fixed rate debts of the same principal amounts and for the same maturities to hedge against cash flow interest rate risk.

     (b)  Insurance risk factor

     The Company and its subsidiaries issue contracts that transfer insurance risk.

     The risk relates to the financial guarantees provided to banks by the Company on the borrowings of an associate. The risk under any one financial guarantee contract is the possibility that the insured event (default of a specified debtor) occurs and the uncertainty of the amount of the resulting claims. By the nature of a financial guarantee contract, this risk is predictable.

     Experience shows credit risks from the specified debtor are relatively remote. The Company and its subsidiaries maintain a close watch on the financial position and liquidity of the associate for which financial guarantees have been granted in order to mitigate such risks (Note 2(s)(ii)). The Company and its subsidiaries take all reasonable steps to ensure that they have appropriate information regarding any claim exposures.

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

     The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Company and its subsidiaries use a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Techniques, such as option pricing model and estimated discounted cash flows, are used to determine fair value for warrants and long-term loans.

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

     The estimated fair value of long-term loans including current maturities was approximately RMB38.16 billion as of December 31, 2006 (2005: RMB31.82 billion). The aggregate book value of these liabilities was approximately RMB38.43 billion as of December 31, 2006 (2005: RMB32.03 billion).

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

     (a)   Estimated impairment of goodwill

     The Company and its subsidiaries test annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in
     Note 2(e). The recoverable amounts of CGUs have been determined based on value-in-use calculations. These calculations require the use of estimates (Note 15). It is reasonably possible, based on existing knowledge, that outcomes within the next financial year that are different from assumptions could require a material adjustment to the carrying amount of goodwill.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

4.   CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (CONT'D)

     (b)  Useful lives of property, plant and equipment

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

     (c)  Estimated impairment of property, plant and equipment

     The Company and its subsidiaries test whether property, plant and equipment suffered any impairment whenever any impairment indication exists. In accordance with the Note 2(f), an impairment loss is recognized for the amount by which the carrying amount of the asset exceeds its recoverable amount. It is reasonably possible, based on existing knowledge, that outcomes within the next financial year that are different from assumptions could require a material adjustment to the carrying amount of property, plant and equipment.

     (d)  Fair value of derivatives

     The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Company uses its judgement to select a variety of methods and make assumptions that are mainly based on market conditions existing at each balance sheet date. It is reasonably possible, based on existing knowledge, that outcomes within the next financial year that are different from assumptions could require a material adjustment to the carrying amount of financial assets at fair value through profit or loss.

5.   OTHER INCOME, NET

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

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

6.   PROFIT BEFORE TAX

     Profit before tax was determined after charging and (crediting) the following:


                                                                     For the year ended December 31,
                                                          --------------------------------------------------------
                                                               2006                 2005                2004
                                                          ----------------     --------------     ----------------
Interest expense on bank loans:
    -  wholly repayable within five years                       1,327,990             881,823             363,679
    -  not wholly repayable within five years                     833,739           1,021,467             521,654
 Interest expense on long-term loans from Huaneng
    Group:
    -  wholly repayable within five years                               -                   -              16,551
    -  not wholly repayable within five years                     140,194              84,506              36,586
Interest expense on other long-term loans:
    -  wholly repayable within five years                          40,483              44,262              43,865
    -  not wholly repayable within five years                           -              12,495              12,692
Interest expense on short-term bonds                              140,275              84,615                   -
Interest expense on convertible notes                                   -                   -                  26
                                                         ----------------       --------------     ----------------
Total interest expense                                          2,482,681           2,129,168             995,053
Less: amounts capitalized in property, plant and
         equipment                                               (891,648)           (702,559)            (331,629)
                                                         ----------------       --------------     ----------------
                                                                1,591,033           1,426,609              663,424
Change in fair value on financial instruments:
      -    Gains of interest rate swaps                                 -                   -                 (925)
      -    Financial assets at fair value through
           profit and loss                                       (100,180)                  -                    -
Write off of excess of acquirer's interest in the net
    fair value of acquiree's identifiable assets,
    liabilities and contingent liabilities over cost              (24,758)                  -                    -
Auditors' remuneration                                             48,315               33,781              17,239
 Loss on disposals / write-off of property, plant and
   equipment, net                                                 100,018              145,762             (29,176)
Operating leases:
    -  Property, plant and equipment                               33,724               33,077              30,067
    -  Land use rights                                             41,090               42,402              40,272
Depreciation of property, plant and equipment                   6,721,684            6,172,866           4,706,992
Impairment loss of property, plant and equipment                   11,920               30,080                   -
Amortization of land use rights                                    42,484               36,429              28,074
Amortization of other non-current assets                           15,719               15,297               5,233
Amortization of goodwill                                                -                    -              42,002
Amortization of negative goodwill                                       -                    -            (247,279)
Cost of inventories consumed                                   23,034,903           21,580,927          15,302,929
(Reversal of) / Provision for doubtful accounts                    (4,853)              49,869             (10,654)
Bad debts recovery                                                (35,035)             (59,740)                  -
Provision for inventory obsolescence                                1,808               31,724               1,521
Staff costs:
    -  Wages and staff welfare                                  1,936,908            1,735,065           1,249,836
    -  Retirement benefits (Note 8)                               503,592              407,846             299,120
    -  Termination benefits                                             -                    -              18,546
    -  Staff housing benefits (Note 29)                           198,212              147,479             100,751
    -  Other staff costs                                          248,054              196,708             209,011
                                                           ================     ==============     ================

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

7.   RELATED PARTY BALANCES AND TRANSACTIONS

     The related parties of the Company and its subsidiaries that had transactions with the Company and its subsidiaries are as follows:


              Names of related parties                                   Nature of relationship
 ----------------------------------------------------    -------------------------------------------------------
 Huaneng Group                                           Ultimate parent company

 HIPDC                                                   Parent company

 Hebei Huaneng Jingyuan Coal Company Limited             A subsidiary of Huaneng Group
   ("Huaneng Jingyuan")

 China Huaneng International Trade Economics             A subsidiary of Huaneng Group
   Corporation ("CHITEC")

 Huaneng Xinrui Controlled Technology Co., Ltd.          A subsidiary of Huaneng Group
   ("Xinrui")

 Xi'an Thermal Power Research Institute Co., Ltd.        Subsidiaries of Huaneng Group
   ("Xi'an Thermal") and its subsidiaries

 Huaneng Capital Service Co., Ltd. ("Huaneng             A subsidiary of Huaneng Group
   Capital Service")

 Greatwall Securities Co., Ltd. ("Greatwall              A subsidiary of Huaneng Group
   Securities")

 Shanghai Time Shipping Company Ltd. ("Time              A jointly controlled entity of Huaneng Group
   Shipping")

 Shandong Rizhao Power Company Ltd.                      An associate of the Company
   ("Rizhao Power Company")

 China Huaneng Finance Corporation Ltd. ("Huaneng        An associate of the Company
   Finance")

 Chongqing Huaneng Shifen Company Limited                An associate of a subsidiary
   ("Shifen Company")

 State-owned enterprises*                                Related parties of the Company


       * Huaneng Group is a state-owned enterprise. In accordance with the revised IAS 24, "Related Party Disclosures", state-owned enterprises and their subsidiaries, other than entities under Huaneng Group, directly or indirectly controlled by the PRC government are also considered as related parties of the Company and its subsidiaries.

         The majority of the business activities of the Company and its subsidiaries are conducted with state-owned enterprises. For the purpose of the related party balances and transactions disclosure, the Company and its subsidiaries have established procedures to determine, to the extent possible, the identification of the ownership structure of its customers and suppliers as to whether they are state-owned enterprises. However, many state-owned enterprises have a multi-layered corporate structure and the ownership structures change over time as a result of transfers and privatization programs. Nevertheless, management believes that all material related party balances and transactions have been adequately disclosed.

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

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

7.   RELATED PARTY BALANCES AND TRANSACTIONS (CONT'D)

     (a)  Related party balances

     (i) As of December 31, 2006, current deposits of approximately RMB 2,247 million (2005: RMB 1,768 million) were placed with Huaneng Finance, a non-bank PRC financial institution, which bore interest that ranged from 0.72% to 1.62% (2005 and 2004: from 0.72% to 1.62% and from 0.72%
          to 1.44% ) per annum.

     (ii) As described in Note 22, certain loans of the Company and its subsidiaries were borrowed from Huaneng Group.

     (iii) As of December 31, 2006, long-term loans (including current portion) from Huaneng Finance amounted to RMB 80 million (2005: RMB 80 million), with interest at 5.18% and 5.67% (2005 and 2004: 5.18% and N/A) per annum.

     (iv) As of December 31, 2006, short-term loans amounting to approximately RMB 2,485 million (2005: RMB 2,008 million) were borrowed from Huaneng Finance, which bore interest that ranged from 4.70% to 5.51% (2005 and 2004: from 4.70% to 5.02% and from 4.54% to 5.02%) per annum.

     (v) As of December 31, 2006, balances with Huaneng Group, HIPDC, and other related parties are unsecured, non-interest bearing and receivable / repayable within one year. As of and for the years ended December 31, 2005 and 2006, no provision is made on receivable balances from these parties.

     (vi) Including in balances with associates, a balance with an associate amounted to approximately RMB 77 million is unsecured, interest bearing at 5.265% (2005 and 2004: nil) per annum and repayable within one year as of December 31, 2006 (2005 and 2004: nil). All the remaining balances are unsecured, non-interest bearing and repayable within one year.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

7.   RELATED PARTY BALANCES AND TRANSACTIONS (CONT'D)

     (a)   Related party balances (cont'd)

     (vii) Included in the balance sheets, the balances with state-owned enterprises are as follows:

                                                  As of December 31,
                                             ---------------------------------
                                                  2006               2005
                                             --------------    ---------------
                                              RMB million        RMB million

Non-current assets
   Available-for-sale investment                     1,459              1,033
   Other non-current assets                             69                 50

Current assets
   Other receivable and assets, net                    348                195
   Accounts receivable, net                          6,914              5,333
   Temporary cash investments                            -                  3
   Cash at banks                                       856                851

Non-current liabilities
   Long-term bank loans                             27,133             19,445
   Other long-term loans                                60                130

Current liabilities
   Accounts payable and other liabilities            2,822              2,777
   Short-term bonds                                  5,078              4,780
   Short-term loans                                  4,071              4,973
   Current portion of long-term bank loans           2,272              1,761
   Current portion of other long-term loans            114                 70

     Except for available-for-sale investment, other non-current assets, temporary cash investment, cash at banks, loans and short-term bonds stated above, all the balances of assets and liabilities with state-owned enterprises mentioned above are unsecured, non-interest bearing and receivable or repayable within one year. Available-for-sale investment is unsecured and non-interest bearing. Except for long-term receivables including in other non-current assets which are unsecured, interest-bearing at 5.832% (2005 and 2004: 5.508% and N/A) per annum and is receivable in accordance with specified repayment schedules, all the remaining balances of other non-current assets are unsecured, non-interest bearing and receivable after more than 12 months. As of December 31, 2006, approximately RMB 51 million provision has been made on the receivable balances (2005: RMB 58 million).

     Terms of the long-term loans, short-term bonds, short-term loans and cash at banks, are described in Notes 22, 25, 26 and 32(a). For the year ended December 31, 2006, the interest rates of notes payable, short-term loans and long-term loans from state-owned enterprises are from 2.70% to 3.24%, from 4.30% to 5.51% and from 3.60% to 6.84% (2005: nil, from 4.54% to 5.76%
     and from 3.60% to 5.12%; 2004: nil, from 4.30% to 5.02% and from 3.60% to
     5.76%) per annum respectively.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

7.   RELATED PARTY BALANCES AND TRANSACTIONS (CONT'D)

     (b)   Related party transactions


                                                                             For the year ended December 31,
                                                                      -------------------------------------------------
                                                                               2006             2005           2004
                                                                      ---------------- ---------------- ---------------
     Huaneng Group
     -------------
     Management service fee income for management services rendered
         to certain power plants                                             39,099           31,668         45,865
     Less: related expenses                                                 (29,708)         (29,510)       (30,987)
                                                                      ---------------- ---------------- ---------------
     Management service fee income, net                                       9,391            2,158         14,878
     Acquisition of equity interest in Huaneng Finance from Huaneng
         Group                                                             (126,000)               -              -
     Interest expense on long-term loans                                   (139,946)         (35,700)             -

     HIPDC
     -----
     Management service fee income for management services rendered
         to certain power plants                                              4,378            3,328         11,678
     Less: related expenses                                                  (3,327)          (3,101)        (7,890)
                                                                      ---------------- ---------------- ---------------
     Management service fee income, net                                       1,051              227          3,788
     Service fees expenses on transmission and transformer facilities      (140,771)        (141,102)      (133,609)
     Rental charge on land use rights of Huaneng Nanjing Power Plant         (1,334)          (1,334)        (1,334)
     Rental charge on office building                                       (26,000)         (26,000)       (25,000)

     Huaneng Finance
     ---------------
     Discounting of notes receivable                                        114,150          298,098         42,968
     Discounting charges                                                     (1,086)          (2,415)          (298)
     Drawdown of short-term loans                                         3,374,700        2,127,700      3,694,000
     Drawdown of long-term loans                                             40,000                -              -
     Issuance of short-term bonds                                           900,000                -              -
     Interest on short-term and long-term loans                            (128,414)        (104,550)       (87,739)

     Huaneng Capital Service
     -----------------------
     Issuance of short-term bonds                                           250,000                -              -

     Greatwall Securities
     --------------------
     Issuance of short-term bonds                                           300,000                -              -

     CHITEC
     ------
     Purchase of coal from CHITEC                                          (139,972)        (284,301)      (214,941)
     Purchase of equipment from CHITEC                                      (34,055)         (11,200)             -

     Time Shipping
     -------------
     Purchase of coal from Time Shipping and service fee paid for
         transportation                                                    (735,081)        (606,753)      (562,567)

     Huaneng Jingyuan
     ----------------
     Purchase of coal from Huaneng Jingyuan                                 (49,159)        (241,960)       (16,355)

     Shifen Company
     --------------
     Purchase of lime from Shifen Company                                   (47,235)         (42,817)       (25,563)

     Xinrui
     ------
     Technical services and industry-specific technological
          project contracting services                                       (9,425)         (24,521)             -

     Xi'an Thermal and its subsidiaries
     ----------------------------------
     Technical services and industry-specific technological
          project contracting services                                      (94,723)         (55,605)             -


HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

7.   RELATED PARTY BALANCES AND TRANSACTIONS (CONT'D)

     (b)   Related party transactions (cont'd)


                                                                          For the year ended December 31,
                                                               ------------------------------------------------------
                                                                        2006              2005                 2004
                                                               ---------------- ------------------ ------------------
                                                                   RMB million   RMB million         RMB million
                                                               ---------------- ------------------ ------------------
     State-owned enterprises
     -----------------------
     Sales of electricity                                             44,646             40,977            32,546
     Purchases of fuel                                                12,499             13,763             7,638
     Acquisition of property, plant and equipment                      7,568              5,578             5,110
     Purchases of materials and supplies                                 139                365               145
     Subcontracting labor for
      - construction and renovation                                    3,621              2,088             1,307
      - maintenance                                                      118                140                89
     Interest income                                                      17                 20                30
     Dividend income                                                      28                 35                23
     Warrants granted                                                     38                  -                 -
     Drawdown of short-term bonds                                      3,550              4,862                 -
     Drawdown of short-term loans                                      9,033              6,650             2,375
     Drawdown of long-term bank loans                                  9,453              9,465             2,713
     Interest expense of loans and bonds to banks and other
        financial institutions                                         1,797                881               289
     Reversal of /(Provision for) doubtful accounts                        5                (58)                -


     (c)   Guarantees


                                                                                   As of December 31,
                                                                             -------------------------------
                                                                                     2006              2005
                                                                             -------------    --------------

     (i)   Short-term loan guaranteed by a state-owned bank                     1,000,000           400,000

     (ii)   Long-term loans guaranteed by
            - Huaneng Group                                                     6,249,089         7,343,525
            - HIPDC                                                             2,693,280         3,311,164
            - State-owned enterprises                                             353,250         1,226,500

     (iii)  Certain long-term bank loans of Rizhao Power Company
            guaranteed by the Company                                            (123,250)         (225,250)

      (iv)  Purchase settlements guaranteed by a state-owned bank                  80,000                 -


HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

7.   RELATED PARTY BALANCES AND TRANSACTIONS (CONT'D)

     (d)  Key management personnel compensation


                                                         For the year ended December 31,
                                                      ----------------------------------
                                                         2006        2005         2004
                                                       ---------   ---------    ---------
     Salaries and other short-term employee benefits    5,670        6,049       7,367
     Post-employment benefits                           1,616        1,413       1,119
                                                      ---------   ---------    ---------
     Total                                              7,286        7,462       8,486
                                                      =========   =========    =========

8.   RETIREMENT PLAN AND POST-RETIREMENT BENEFITS

     All PRC employees of the Company and its subsidiaries are entitled to a monthly pension upon their retirements. The PRC government is responsible for the pension liability to these employees on retirement. The Company and its subsidiaries are required to make contributions to the publicly administered retirement plan at a specified rate, currently set at 18% to 22% (2005 and 2004: 18% to 22% and 18% to 20%), of the basic salary of the PRC employees. The retirement plan contributions paid by the Company and its subsidiaries for the year ended December 31, 2006 were approximately RMB 278 million (2005 and 2004: RMB 227 million and RMB 167 million).

     In addition, the Company and its subsidiaries have implemented a supplementary defined contribution retirement scheme. Under this scheme, the employees are required to make a specified contribution based on the number of years of service with the Company and its subsidiaries, and the Company and its subsidiaries are required to make a contribution equal to two to three times the employees' contributions. The employees will receive the total contributions upon their retirement. The contributions paid by the Company and its subsidiaries for the year ended December 31, 2006 totaled approximately RMB 238 million (2005 and 2004: approximately RMB 181 million and RMB 132 million).

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

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

9.   DIRECTORS', SUPERVISORS' AND SENIOR MANAGEMENT' EMOLUMENTS

     (a)  Directors' and supervisors' emoluments

     The remuneration of every director and supervisor of the Company for the year ended December 31, 2006 is set out below:


                                                       Basic                            Employer's
                                                    salaries                         contributions
                                                         and      Discretionary         to pension
                                        Fees      allowances            bonuses            schemes             Total
                                  -----------    ------------    ---------------    ---------------   ---------------
      Name of director

      Mr. Li Xiaopeng                      -               -                  -                  -                 -
      Mr. Huang Yongda                     -               -                  -                  -                 -
      Mr. Wang Xiaosong(1)                 -               -                  -                  -                 -
      Mr. Na Xizhi                         -             225                310                173               708
      Mr. Huang Long                       -             150                350                166               666
      Mr. Wu Dawei                         -              21                121                 21               163
      Mr. Shan Qunying                    40               -                  -                  -                40
      Mr. Xu Zujian                       40               -                  -                  -                40
      Mr. Liu Shuyuan                     40               -                  -                  -                40
      Mr. Qian Zhongwei                   60               -                  -                  -                60
      Mr. Xia Donglin                     60               -                  -                  -                60
      Mr. Liu Jipeng                      60               -                  -                  -                60
      Mr. Wu Yusheng                      60               -                  -                  -                60
      Mr. Yu Ning                         60               -                  -                  -                60
      Mr. Ding Shida                      40               -                  -                  -                40
                                  -----------    ------------    ---------------    ---------------   ---------------
      Sub-total                          460             396                781                360             1,997
                                  -----------    ------------    ---------------    ---------------   ---------------
      Name of supervisor

      Mr. Guo Junming(2)                   -               -                  -                  -                 -
      Mr. Shen Zongmin                    40               -                  -                  -                40
      Ms. Yu Ying                         40               -                  -                  -                40
      Ms. Zou Cui                          -             128                398                152               678
      Mr. Wang Zhaobin                     -             126                382                139               647
      Mr. Gu Jianguo                      40               -                  -                  -                40
                                  -----------    ------------    ---------------    ---------------   ---------------
      Sub-total                          120             254                780                291             1,445
                                  -----------    ------------    ---------------    ---------------   ---------------
      Total                              580             650              1,561                651             3,442
                                  ===========    ============    ===============    ===============   ===============

                                      F-33

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

9.   DIRECTORS', SUPERVISORS' AND SENIOR MANAGEMENT' EMOLUMENTS (CONT'D)

     (a)  Directors' and supervisors' emoluments (cont'd)

     The remuneration of every director and supervisor of the Company for the year ended December 31, 2005 is set out below:


                                                       Basic                            Employer's
                                                    salaries                         contributions
                                                         and      Discretionary         to pension
                                        Fees      allowances            bonuses            schemes             Total
                                  -----------    ------------    ---------------    ---------------   ---------------
      Name of director

      Mr. Li Xiaopeng(3)                   -               -                  -                  -                  -
      Mr. Huang Yongda(3)                  -               -                  -                  -                  -
      Mr. Wang Xiaosong(3)                 -               -                  -                  -                  -
      Mr. Na Xizhi(3)                      -              96                313                108                517
      Mr. Ye Daji(4)                       -              78                 66                 65                209
      Mr. Huang Jinkai(4)                  -              43                195                 71                309
      Mr. Liu Jinlong(4)                   -               -                  -                  -                  -
      Mr. Huang Long(5)                    -              91                375                109                575
      Mr. Wu Dawei(5)                      -               -                147                  -                147
      Mr. Shan Qunying(3)                 40               -                  -                  -                 40
      Mr. Yang Shengming(7)               20               -                  -                  -                 20
      Mr. Xu Zujian(3)                    40               -                  -                  -                 40
      Mr. Liu Shuyuan(3)                  40               -                  -                  -                 40
      Mr. Gao Zongze(4)                   30               -                  -                  -                 30
      Mr. Zheng Jianchao(4)               30               -                  -                  -                 30
      Mr. Qian Zhongwei(3)                60               -                  -                  -                 60
      Mr. Xia Donglin(3)                  60               -                  -                  -                 60
      Mr. Liu Jipeng(3)                   60               -                  -                  -                 60
      Mr. Wu Yusheng(5)                   60               -                  -                  -                 60
      Mr. Yu Ning(5)                      60               -                  -                  -                 60
      Mr. Ding Shida(7)                   20               -                  -                  -                 20
                                  -----------    ------------    ---------------    ---------------    ---------------
      Sub-total                          520             308              1,096                353              2,277
                                  -----------    ------------    ---------------    ---------------    ---------------
      Name of supervisor

      Mr. Wei Yunpeng(4)                   -               -                  -                  -                  -
      Mr. Li Yonglin(4)                   20               -                  -                  -                 20
      Mr. Pan Jianmin(4)                   -               -                  -                  -                  -
      Mr. Zhao Xisheng(4)                  -              35                128                 45                208
      Mr. Ye Dajis (5) and (6)             -             155                165                132                452
      Mr. Shen Weibing(7)                 20               -                  -                  -                 20
      Mr. Shen Zongmin(3)                 40               -                  -                  -                 40
      Ms. Yu Ying(5)                      40               -                  -                  -                 40
      Ms. Zou Cui(5)                       -              83                282                 88                453
      Mr. Wang Zhaobin(5)                  -              80                259                 77                416
      Mr. Gu Jianguo(7)                   20               -                  -                  -                 20
                                  -----------    ------------    ---------------    ---------------    ---------------

      Sub-total                          140             353                834                342              1,669
                                  -----------    ------------    ---------------    ---------------    ---------------
      Total                              660             661              1,930                695              3,946
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
                                  ===========    ============    ===============    ===============   ===============

     1 Mr. Wang Xiaosong resigned from the capacity of director on March 7, 2006.
     2  Appointed on January 18, 2006.
     3  Retired and re-appointed on May 11, 2005.
     4  Retired on May 11, 2005.
     5  Appointed on May 11, 2005.
     6 Mr. Ye Daji resigned from the capacity of supervisor on November 30, 2005.
     7 Mr. Yang Shengming and Mr. Shen Weibing retired and re-appointed on May 11, 2005 in the capacities of director and supervisor respectively. They resigned on August 9, 2005 and Mr. Ding Shida and Mr. Gu Jianguo filled their roles of director and supervisor on November 17, 2005 respectively.


HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

9.   DIRECTORS', SUPERVISORS' AND SENIOR MANAGEMENT' EMOLUMENTS (CONT'D)

     (a)   Directors' and Supervisors' emoluments (cont'd)

     During the year, no option was granted to the directors or the supervisors (2005 and 2004: nil).

     During the year, no emolument was paid to the directors or the supervisors (including the five highest paid employees) as an inducement to join or upon joining the Company or as compensation for loss of office (2005 and 2004: nil).

     No director or supervisors had waived or agreed to waive any emoluments during the years 2004, 2005 and 2006.

     (b)   Five highest paid individuals

     The five individuals whose emoluments were the highest in the Company and its subsidiaries for the year include one (2005 and 2004: one and two) Director whose emoluments is reflected in the analysis presented above. The emoluments payable to the remaining four (2005 and 2004: four and three) individuals during the year are as follows:


                                                     For the year ended December 31,
                                                  ----------------------------------
                                                     2006         2005         2004
                                                  --------     ---------    --------
                                                  --------     ---------    --------
    Basic salaries and allowances                     551          510          370
    Discretionary bonuses                           1,776        2,233        1,499
    Employer's contributions to pension schemes       702          614          294
                                                  --------     ---------    --------
                                                  --------     ---------    --------
                                                    3,029        3,357        2,163
                                                  ========     =========    ========

     The annual emoluments paid to these individuals during the years 2004, 2005 and 2006 fell within the range of nil to RMB 1 million.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

10.   PROPERTY, PLANT AND EQUIPMENT, NET


                                                          Electric
                                                          utility
                                                          plant in   Transportation            Construction-
                                       Dam  Buildings     service    facilities      Others    in-progress     Total
                                 ---------- ---------- ------------- ------------- ----------  ----------- ------------
      As of January 1, 2005

      Cost                               -  2,043,071    69,067,394       413,254   1,651,129   9,026,574   82,201,422
      Accumulated depreciation           -   (401,567)  (23,185,836)     (110,873)   (722,736)          -  (24,421,012)
                                 ---------- ---------- ------------- ------------- ----------  ----------- ------------
      Net book value                     -  1,641,504    45,881,558       302,381     928,393   9,026,574   57,780,410
                                 ========== ========== ============= ============= ==========  =========== ============
      Year ended December 31,
         2005

      Beginning of the year              -  1,641,504    45,881,558       302,381     928,393   9,026,574   57,780,410
      Reclassification                   -   (313,831)      382,632      (186,118)    117,317           -            -
      Acquisitions               2,100,903    443,531     7,080,422        35,415     211,763   2,189,863   12,061,897
      Additions                         -       9,032        64,715           676      94,217  15,451,757   15,620,397
      Transfer from CIP            464,950     31,393     3,935,984         4,726   1,838,292  (6,275,345)           -
      Disposals / Write-off              -    (10,626)     (117,592)            -     (11,047)    (52,521)    (191,786)
      Disposal of a subsidiary           -          -             -             -        (687)    (59,342)     (60,029)
      Depreciation charge          (74,187)   (99,905)   (5,720,294)      (16,328)   (272,798)          -   (6,183,512)
      Impairment charge                  -          -       (30,080)            -           -           -      (30,080)
                                 ---------- ---------- ------------- ------------- ----------  ----------- ------------
      End of the year            2,491,666  1,701,098    51,477,345       140,752   2,905,450  20,280,986   78,997,297
                                 ========== ========== ============= ============= ==========  =========== ============
      As of December 31, 2005

      Cost                       2,565,853  2,168,543    80,113,023       223,816   3,910,861  20,280,986  109,263,082
      Accumulated depreciation     (74,187)  (467,445)  (28,605,598)      (83,064) (1,005,411)          -  (30,235,705)
      Accumulated impairment
         loss                            -          -       (30,080)            -           -           -      (30,080)
                                 ---------- ---------- ------------- ------------- ----------  ----------- ------------
      Net book value             2,491,666  1,701,098    51,477,345       140,752   2,905,450  20,280,986   78,997,297
                                 ========== ========== ============= ============= ==========  =========== ============
      Year ended December 31,
         2006

      Beginning of the year      2,491,666  1,701,098    51,477,345       140,752   2,905,450  20,280,986   78,997,297
      Reclassification                   -    (84,198)    1,748,053        (1,167) (1,662,688)          -            -
      Additions                          -      8,295        21,886            39      98,117  18,306,849   18,435,186
      Transfer from CIP            987,317     50,504    24,967,179           276      84,012 (26,089,288)           -
      Disposals / Write-off              -    (16,284)     (225,963)          (59)     (5,936)          -     (248,242)
      Depreciation charge          (95,558)   (97,878)   (6,270,573)      (15,932)   (248,155)          -   (6,728,096)
      Impairment charge                  -          -       (42,000)            -           -           -      (42,000)
      Reversal of impairment
         charge                          -          -        30,080             -           -           -       30,080
                                 ---------- ---------- ------------- ------------- ----------  ----------- ------------
      End of the year            3,383,425  1,561,537    71,706,007       123,909   1,170,800  12,498,547   90,444,225
                                 ========== ========== ============= ============= ==========  =========== ============
      As of December 31, 2006

      Cost                       3,553,170  2,053,942   106,111,993       224,007   2,386,701  12,498,547  126,828,360
      Accumulated depreciation    (169,745)  (492,405)  (34,363,986)     (100,098) (1,215,901)          -  (36,342,135)
      Accumulated impairment
         loss                            -          -       (42,000)            -           -           -      (42,000)
                                 ---------- ---------- ------------- ------------- ----------  ----------- ------------
      Net book value             3,383,425  1,561,537    71,706,007       123,909   1,170,800  12,498,547   90,444,225
                                 ========== ========== ============= ============= ==========  =========== ============


HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

10.  PROPERTY, PLANT AND EQUIPMENT, NET (CONT'D)

     Interest expense of approximately RMB 892 million (2005 and 2004: approximately RMB 703 million and RMB 332 million) arising on borrowings for the construction of power plants were capitalized during the year are included in `Additions' in property plant and equipment. A capitalization rate of approximately 5.25% (2005 and 2004: 5.27% and 4.38%) per annum was used, representing the interest rate of the loan used to finance the projects.

     In 2006, there were impairment losses of certain property, plant and equipment in Huaneng Shantou Oil-Fired Power Plant amounting to RMB 42 million. The recoverable amount is determined based on fair value less costs to sell based on the bidding price and the valuation performed by an independent valuer.

     In 2005, there were impairment losses of certain property, plant and equipment amounting to RMB 30 million in Huaneng Dandong Power Plant ("Dandong Power Plant") due to the continued loss incurred in the operations. In 2006, as a result of changes in the local power market regulations, the tariff of Dandong Power Plant increased and this led to an increase in recoverable amount of related property, plant and equipment based on the value-in-use calculations as of year end. An impairment charge of RMB 30 million recorded in 2005 was, thus, reversed. A discount rate of approximately 7.76% was applied.

     There was no impairment of any property, plant and equipment in 2004.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

11.   INVESTMENTS IN ASSOCIATES


                                           2006                 2005
                                      ----------------    ----------------

    Beginning of the year                 4,593,984           4,328,307
    Additional investments                  487,676                   -
    Share of other equity movement              157              15,923
    Share of profit before tax              896,186             753,671
    Share of taxation                      (105,557)           (109,295)
    Dividends                              (454,233)           (394,622)
                                      ----------------    ----------------
    End of the year                       5,418,213           4,593,984
                                      ================    ================

     Investment in associates as of December 31, 2006 included goodwill of approximately RMB 976 million (2005: RMB 976 million).

     As of December 31, 2006, the interest in associates of the Company and its subsidiaries, all of which are unlisted, were as follows:



                                     Country and date of   Percentage of         Registered and       Principal
     Name of associate               incorporation         equity interest       fully paid capital   activities
     ------------------------------- -------------------- --------------------- -------------------- ----------------
                                                          Direct    Indirect
                                                         ---------- ---------
     Rizhao Power Company            PRC                   34%         -        US$150,000,000        Power
                                     March 20, 1996                                                   generation

     Shenzhen Energy Group Co. Ltd.  PRC                   25%         -        RMB955,555,556        Power
         ("SEG")                     July 15, 1985                                                    generation

     Hebei Hanfeng Power Generation  PRC                   40%         -        RMB1,975,000,000      Power
         Limited Liability Company   October 28, 1996                                                 generation
         ("Hanfeng Power Company")
     Shifen Company                  PRC                     -        25%       RMB50,000,000         Lime
                                     November 5,1996                                                  production and
                                                                                                      sale

     Sichuan Jialingjiang Tourism    PRC                     -        25%       RMB80,000,000        Tourism
         Development Company Inc     April 25, 2006                                                  development
                                                                                                     and
                                                                                                     entertainment
                                                                                                     in Nanchong
                                                                                                     water area

     Huaneng Finance                 PRC                   20%         -        RMB1,200,000,000     Advisory
                                     May 21, 1988                                                    service in
                                                                                                     financing and
                                                                                                     credit appraisal

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

11.  INVESTMENTS IN ASSOCIATES (CONT'D)

     The gross amounts of operating results, assets and liabilities (excluding goodwill) of the associates of the Company and its subsidiaries were as follows:

                                                                       2006               2005
                                                                 ----------------   ----------------
     Assets                                                        52,651,063         33,231,354
     Liabilities                                                  (31,138,182)       (15,299,661)
     Operating revenue                                             14,204,353         14,515,393
     Profit attributable to equity holders of the associates        2,768,300          2,224,783


12.  INVESTMENTS IN SUBSIDIARIES

     As of December 31, 2006, the interest in subsidiaries of the Company and its subsidiaries, all of which are unlisted, were as follows:


                              Country, date of
                              incorporation and             Percentage of         Registered and      Principal
     Name of Subsidiary       type of legal activity     equity interest held    fully paid capital   activities
     ------------------------ ----------------------    --------------------- -------------------- ----------------
                                                          Direct    Indirect
                                                         ---------- ---------

     Huaneng Weihai Power   PRC                                 60%        -  RMB 761,838,300        Power
        Limited Liability   November 22, 1993                                                        generation
        Company             Limited liability company

     Huaneng Huaiyin Power  PRC                                 90%        -  RMB 265,000,000        Power
        Generation Co., Ltd January 26, 1995                                                         generation
        ("Huaiyin Power     Limited liability company
        Company")

     Huaneng Huaiyin II     PRC                              63.64%        -  RMB 774,000,000        Power
        Power Limited       June 22, 2004                                                            generation
        Company             Limited liability company

     Huaneng (Suzhou        PRC                                 75%        -  RMB 632,840,000        Power
        Industrial Park)    June 19, 1997                                                            generation
        Power Generation    Limited liability company
        Co., Ltd. ("Taicang
        Power Company")

     Huaneng Taicang Power  PRC                                 75%        -  RMB 894,410,000        Power
        Co., Ltd.           June 18, 2004                                     and fully paid         generation
                            Limited liability company                         capital of RMB
                                                                              804,146,700

     Henan Huaneng Qinbei   PRC                                 55%        -  RMB 810,000,000        Power
        Power Limited       July 12, 1995                                                            generation
        Company ("Qinbei    Limited liability company
        Power Company")


HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

12.  INVESTMENTS IN SUBSIDIARIES (CONT'D)

     As of December 31, 2006, the interest in subsidiaries of the Company and its subsidiaries, all of which are unlisted, were as follows (cont'd):


                              Country, date of
                              incorporation and             Percentage of         Registered and      Principal
     Name of Subsidiary       type of legal activity     equity interest held    fully paid capital   activities
     ------------------------ ----------------------    --------------------- -------------------- ----------------
                                                          Direct    Indirect
                                                         ---------- ---------

     Huaneng Yushe Power       PRC                           60%       -    RMB    615,760,000       Power
        Generation Co.,        November 29, 1994                                                     generation
        Ltd. ("Yushe Power     Limited liability
        Company")              company

     Huaneng Xindian Power     PRC                           95%       -    RMB    100,000,000       Power
        Co., Ltd.              March 24, 2004                                                        generation
                               Limited liability
                               company

     Huaneng Hunan Yueyang     PRC                           55%       -    RMB  1,055,000,000       Power
        Power Generation       December 16, 2003                                                     generationon
        Limited Liability      Limited liability
        Company ("Yueyang      company
        Power Company")

     Huaneng Chongqing         PRC                           60%       -    RMB  1,291,650,000       Power
        Luohuang Power         December 16, 2003                                                     generation
        Generation Limited     Limited liability
        Liability Company      company
        ("Luohuang Power
        Company")

     Huaneng Shanghai          PRC                           70%       -    RMB   685,800,000        Power
        Combined Cycle         January 13, 2005                                                      generation
        Power Limited          Limited liability
        Liability Company      company

     Huaneng Sichuan           PRC                           60%       -    RMB   800,000,000        Investments
        Hydropower Co.,        July 12, 2004                                                         holding and
        Ltd. ("Sichuan         Limited liability                                                     hydropower
        Hydropower")           company                                                               projects
                                                                                                     development

     Sichuan Huaneng           PRC                             -      60%   RMB   100,000,000        Power
        Taipingyi              April 23, 1994                                                        generation
        Hydropower Limited     Limited liability
        Liability Company      company

     Sichuan Huaneng           PRC                             -      68%   RMB   516,100,000        Power
        BaoXing River Power    June 26, 1994                                                         generation
        Co., Ltd.              Limited liability
                               company

     Sichuan Huaneng           PRC                             -   59.33%   RMB   156,725,000        Power
        Dongxiguan             June 29, 1994                                                         generation
        Hydropower Limited     Limited liability
        Liability Company      company
        ("Dongxiguan
        Hydropower")

     Sichuan Huaneng           PRC                             -      55%   RMB   193,080,000        Power
        Jialingjiang           September 30, 1998                                                    generation
        Hydropower Limited     Limited liability
        Liability              company
        Company


HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

12.  INVESTMENTS IN SUBSIDIARIES (CONT'D)

     As of December 31, 2006, the interest in subsidiaries of the Company and its subsidiaries, all of which are unlisted, were as follows (cont'd):


                              Country, date of
                              incorporation and             Percentage of         Registered and      Principal
     Name of Subsidiary       type of legal activity     equity interest held    fully paid capital   activities
     ------------------------ ----------------------    --------------------- -------------------- ----------------
                                                          Direct    Indirect
                                                         ---------- ---------
     Sichuan Huaneng         PRC                              -        60%       RMB 194,000,000       Power
        Kangding             April 14, 1997                                                            generation
        Hydroelectric Power  Limited liability company
        Co., Ltd.
        ("Kangding
        Hydropower")

     Sichuan Huaneng         PRC                              -        95%       RMB 150,000,000       Power
        Fujiang Hydropower   March 22, 2002                                                            generation
        Limited Liability    Limited liability company
        Company

     Huaneng Mingtai Power   PRC                              -     52.20%       RMB 97,700,000        Power
        Limited Liability    September 8, 1994                                                         generation
        Company ("Mingtai    Limited liability company
        Hydropower")

     Huaneng Pingliang       PRC                            65%          -       RMB 924,050,000       Power
        Power Generation     November 6, 1996                                                          generation
        Co., Ltd.            Limited liability company
        ("Pingliang Power
        Company")

13.  AVAILABLE-FOR-SALE INVESTMENT

     Available-for-sale investment represents a 1.82% (2005: 1.82%) equity interest in a power generation company, China Yangtze Power Co., Ltd. ("Yangtze Power") incorporated and listed in the PRC.

                                                            2006           2005
                                                      -----------    -----------

    Beginning of the year                              1,033,225        254,990
    Additions (Note)                                           -         28,866
    Revaluation surplus transfer to equity (Note)        425,534        749,369
                                                      -----------    -----------
    End of the year                                    1,458,759      1,033,225
                                                      ===========    ===========

     Note:

     During 2005, Yangtze Power has gone through a process of shareholding structure reform pursuant to related government circulars issued by China Securities Regulatory Commission on implementation of shareholding structure reform of listed companies. The legal person shares held by the Company were allowed to trade in the open market after the completion of the process.

     Given that the shares held by the Company and its subsidiaries can be freely traded, they have been revalued at year end based on the closing market rate.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

14.  LAND USE RIGHTS

     Details of land use rights are as follows:

                                             As of December 31,
                                     ------------------------------------
                                           2006                2005
                                     ----------------   -----------------

 Outside Hong Kong, held on:

 Leases of between 10 to 50 years     1,977,738           1,562,728
 Leases of over 50 years                 35,742             117,037
                                     ----------------   -----------------
                                      2,013,480           1,679,765
                                     ================   =================

15.  GOODWILL

     The movement in the carrying amount of goodwill duing the years are as follows:

As of January 1, 2005

Cost                                                     376,726
                                          =========================

Year ended December 31, 2005:

Opening net book value                                   376,726
Acquisitions                                             295,070
                                          -------------------------
Closing net book value                                   671,796
                                          =========================

As of December 31, 2005

Cost                                                     671,796
                                          =========================

As of December 31, 2006

Cost                                                     671,796
                                          =========================

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

15.  GOODWILL (CONT'D)

     Impairment tests for goodwill

     Goodwill is allocated to the CGUs of the Company and its subsidiaries identified according to their operations in different regions.

     The carrying amounts of significant portion of goodwill allocated to individual CGUs are as follows:

                                                   2006                2005
                                            -------------       --------------
     Huaiyin Power Company                      118,596             118,596
     Yueyang Power Company                      100,907             100,907
     Sichuan Hydropower                         129,729             129,729
     Pingliang Power Company                    107,735             107,735
     SEG(1)                                     682,993             682,993
     Hanfeng Power Company(1)                   293,070             293,070
     ----------
     (1)    Included in investments in associates.

     The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use pre-tax cash flow projections based on financial budgets approved by management covering a three-year period. The Company expects cash flows beyond the three-year period will be similar to that of the third year based on existing production capacity.

     Pre-tax discount rates used for value-in-use calculations:

     Huaiyin Power Company    10.80%     Yueyang Power Company        8.90%

     Sichuan Hydropower       13.53%     Pingliang Power Company      9.26%

     SEG                      10.99%     Hanfeng Power Company        9.40%


     Key assumptions used for value-in-use calculations:

     Key assumptions applied in the impairment tests include the expected tariff rates, demands of electricity in specific regions where these power plants are located and fuel cost. Management determined these key assumptions based on past performance and its expectations on market development. The discount rates used are pre-tax and reflect specific risks relating to individual CGUs. Management believes that any reasonably possible change in any of these key assumptions on which recoverable amounts of individual CGUs are based may or may not cause carrying amounts of individual CGUs to exceed their recoverable amounts.

     Based on the assessments, no goodwill was impaired.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

16.   INVENTORIES, NET

     Inventories comprised:

                                                      As of December 31,
                                                -------------------------------
                                                   2006              2005
                                                --------------   --------------

     Fuel (coal and oil) for power generation   1,241,838         1,498,484
     Material and supplies                        926,191           857,605
                                                --------------   --------------
                                                2,168,029         2,356,089

     Less: provision for inventory obsolescence   (46,540)          (44,732)
                                                --------------   --------------
                                                2,121,489         2,311,357
                                                ==============   ==============

     As of December 31, 2006, approximately RMB 606 million of the total carrying amount of inventories were carried at fair value less cost to sell (2005: RMB 670 million).

     Movements of provision for inventory obsolescence during the year are analyzed as follows:
                                     2006               2005
                               --------------      -----------

     Beginning of the year        (44,732)           (13,008)
     Provision                     (4,235)           (31,924)
     Reversal                       2,427                200
                               --------------      -----------
     End of the year              (46,540)           (44,732)
                               ==============      ===========

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

17.  OTHER RECEIVABLES AND ASSETS, NET

     Other receivables and assets comprised:


                                                         As of December 31,
                                                    ----------------------------
                                                         2006            2005
                                                    -------------- -------------
      Prepayments for inventories                     285,465         163,435
      Prepayments to contractors                      149,596         137,505
      Prepayment for acquisition of Huaneng Finance         -         288,000
      Receivable from a property developer                  -          66,800
      Others                                          213,650         233,435
                                                    -------------- -------------
                                                      648,711         889,175

      Less: provision for doubtful accounts           (33,223)        (33,223)
                                                    -------------- -------------

                                                      615,488         855,952
                                                    \============== ============



     Movements of provision for doubtful accounts during the years are analyzed as follows:

                                             As of December 31,
                                        ---------------------------
                                             2006            2005
                                        -------------- ------------
Beginning of the year                    (33,223)       (42,262)
Provision                                 (3,732)        (3,242)
Reversal                                   3,474         11,806
Write-off                                    258            475
                                       -------------   ------------
End of the year                          (33,223)       (33,223)
                                       =============   ============

18.  ACCOUNTS RECEIVABLE, NET

     Accounts receivable comprised:

                                               As of December 31,
                                           -----------------------------
                                                 2006            2005
                                           --------------   ------------
Accounts receivable                         6,232,275       4,963,326
Notes receivable                              795,791       1,117,533
                                           --------------   ------------
                                            7,028,066       6,080,859
Less: provision for doubtful accounts         (50,573)        (58,433)
                                           --------------   ------------
                                            6,977,493       6,022,426
                                           ==============   ============

     The Company and its subsidiaries usually grant about one month's credit period to local power grid customers from the end of the month in which the sales are made.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

18.  ACCOUNTS RECEIVABLE, NET (CONT'D)

     Movements of provision for doubtful accounts during the years are analyzed as follows:

                                       2006                      2005
                              -----------------    --------------------
     Beginning of the year           (58,433)                       -
     Provision                             -                  (58,433)
     Reversal                          5,111                        -
     Write-off                         2,749                        -
                              -----------------    --------------------
     End of the year                 (50,573)                 (58,433)
                              =================    ====================

     As of December 31, 2006, the aging analysis of accounts receivable was as follows:

                                     2006             2005
                              ----------------  --------------
      Within 1 year             6,716,090        5,864,038
      Between 1 to 2 years        114,121            3,624
      Between 2 to 3 years         51,554           59,217
      Over 3 years*               146,301          153,980
                              ----------------  --------------
                                7,028,066        6,080,859
                              ================  ==============

     *During 2005 and 2006, HIPDC had provided guarantee to the Company on the Company's share of an account receivable balance of approximately RMB 140 million recorded in the books of Yueyang Power Company when the Company acquired the subsidiary from HIPDC in 2004. The Company received the guarantee payment from HIPDC as of December 31, 2006.

     As of December 31, 2006, the maturity period of the notes receivable ranged from 1 month to 23 months (2005: 1 month to 26 months).

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

19.   AUTHORIZED SHARE CAPITAL AND PAID-IN CAPITAL


                                                 As of December 31,          Adjustment from       As of December
                                                               2005      shareholding reform             31, 2006
                                                --------------------   ------------------------  ------------------
      Domestic shares, par value of RMB1.00               8,500,000              (8,500,000)                    -
          each, in form of legal person shares
      A shares, par value of RMB1.00 each                   500,000               8,500,000             9,000,000
      Overseas listed foreign shares, par
          value of RMB1.00 each                           3,055,383                       -             3,055,383
                                                --------------------   ------------------------  ------------------
      Total                                              12,055,383                       -            12,055,383
                                                ====================   ========================  ==================

     As of December 31, 2006, the authorized share capital of the Company was RMB 12,055,383,440 (2005: RMB 12,055,383,440), divided into 12,055,383,440 shares (2005: 12,055,383,440 shares) of RMB 1.00 each (2005: RMB 1.00 each).

     On April 19, 2006, the Company completed its shareholding reform process on domestic shares (including A shares), in which Huaneng Group and HIPDC, being the major shareholders of the Company, offered to give three Company's shares that they owned to the original Company's A share holders for every ten shares held by the A share holders. The total number of shares given out by Huaneng Group and HIPDC to the original A share holders in connection with this reform was 150,000,000 shares. As a result of this shareholding reform, all the previously non-tradeable domestic shares held by Huaneng Group, HIPDC and other founding shareholders become tradable subject to certain lock-up arrangements made by the holders of such shares. All of these domestic shares were reclassified as A shares. This shareholding reform did not affect the shareholding of overseas listed foreign shares.

     All shares issued by the Company were fully paid. The holders of domestic shares and overseas listed foreign shares, with minor exceptions, are entitled to the same economic and voting rights.

20.  DEDICATED CAPITAL

     The Board of Directors decided on an annual basis the percentages of profit attributable to equity holders of the Company, as determined under the PRC accounting standards and regulations, to be appropriated to the statutory surplus reserve fund and, on an optional basis, the discretionary surplus reserve fund. When the balance of the statutory surplus reserve fund reaches 50% of the Company's share capital, any further appropriation will be optional. The statutory surplus reserve fund can be used to offset prior years' losses or increase share capital, provided that the balance after such an issue is not less than 25% of registered capital. The discretionary surplus reserve fund can be provided and used in accordance with the resolutions of the directors and then approved by the shareholders.

     Prior to January 1, 2006, the Board of Directors decided on an annual basis the percentages of profit attributable to equity holders of the Company, as determined under the PRC accounting standards and regulations, to be appropriated to the statutory public welfare fund. The statutory public welfare fund can only be utilized on capital items for the collective benefits of the Company's employees. Titles of these capital items will remain with the Company. This fund is non-distributable other than in liquidation. Pursuant to the revised Company Law, the Company stopped providing further appropriation out of profit attributable to equity holders of the Company to statutory public welfare fund starting from January 1, 2006. The balance of statutory public welfare fund as of December 31, 2005 is transferred into statutory surplus reserve fund.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

20.  DEDICATED CAPITAL (CONT'D)

     In relation to the profit appropriation plan for the year ended December 31, 2006, the Board of Directors resolved the following on April 3, 2007:

     (a) appropriate 10% (2005 and 2004: 10%) of profit attributable to equity holders of the Company as determined under the PRC accounting standards and regulations to the statutory surplus reserve fund.


     (b) make no appropriation to the discretionary surplus reserve fund (2005 and 2004: nil).

     In accordance with the Articles of Association, earnings available for distribution by the Company will be based on the lower of the amounts determined in accordance with (a) the PRC accounting standards and regulations and (b) IFRS. The amount of distributable profit resulting from the current year operation after appropriation to dedicated capital for the year ended December 31, 2006 was approximately RMB 5.00 billion (2005 and 2004: RMB 3.93 billion and RMB 4.38 billion). The cumulative balance of distributable profit as of December 31, 2006 was approximately RMB 15.30 billion (2005: RMB 13.32 billion).

21.  DIVIDENDS

     On April 3, 2007, the Board of Directors proposed a cash dividend of RMB
     0.28 per share, totaling approximately RMB 3,376 million. This proposal is subject to the approval of the shareholders at the annual general meeting. These financial statements do not reflect this dividends payable, which will be accounted for in shareholders' equity as an appropriation of retained earnings for the year ending December 31, 2007.

     On June 13, 2006, the shareholders approved the declaration of cash dividends of RMB 0.25 per share, totaling approximately RMB 3,014 million in their annual general meeting.

     On May 11, 2005, the shareholders approved the declaration of cash dividends of RMB 0.25 per ordinary share, totaling approximately RMB 3,014 million in their annual general meeting.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

22.  LONG-TERM LOANS


                                                                 As of December 31,
                            ----------------------------------------------------------------------------------------------
                                                 2006                                             2005
                            ------------------------------------------------    ------------------------------------------
                                                    Annual                                          Annual
                                Original          Interest                        Original        Interest
                                currency              rate          Amount        currency            rate        Amount
                            -------------     -------------    -------------    -----------    ------------    -----------
                                    '000                                              '000
      Loans from
          Huaneng Group

      Unsecured
      RMB
      - Fixed rate                                 4.05% -                                         4.05% -
                               2,800,000             5.02%        2,800,000      2,800,000           5.02%      2,800,000
                                                               =============                                   ============
      Bank loans

      Secured
      RMB
      - Fixed rate                                 5.18% -                                         5.18% -
                                  60,000             6.16%           60,000        407,000           5.76%        407,000
                                                               -------------                                   -----------
      Unsecured
      RMB
      - Fixed rate                                 3.60% -                                         3.60% -
                              30,035,770             6.84%       30,035,770     21,833,838           6.12%     21,833,838
      US$
      - Fixed rate
                                                   5.95% -                                         5.40% -
                                 513,549             6.97%        4,010,150        611,668           6.97%      4,936,284
      - Variable rate                              4.13% -                                         2.155 -
                                  53,782             5.49%          419,969         60,109          3.385%        485,096
      (euro)
      - Fixed rate                66,268                2%          680,344         73,319              2%       702,376
                                                               -------------                                   -----------
                                                                 35,146,233                                    27,957,594
                                                               -------------                                   -----------

                                                                 35,206,233                                    28,364,594
                                                               =============                                   ===========
      Other loans

      Secured
      RMB
      - Fixed rate               130,000             5.27%          130,000        200,000           5.27%        200,000
                                                               -------------                                   -----------
      Unsecured
      RMB
      - Fixed rate                                                                                4.94% -
                                 123,625      4.94% - 6.12%         123,625        446,847           6.12%        446,847
      US$
      - Variable rate                                                                              2.99% -
                                  12,857             5.80%          100,398         15,714           3.93%        126,817
      JPY
      - Variable rate          1,071,429             5.80%           70,318      1,309,524           5.80%         89,985
                                                               -------------                                   -----------
                                                                    294,341                                       663,649
                                                               -------------                                   -----------
                                                                    424,341                                       863,649
                                                               =============                                   ===========

     The interest rates of all variable rate loans are subject to adjustment once every six months (2005 and 2004: six months).

     Certain bank loans totaling approximately RMB 60 million (2005: RMB 407 million) are secured by various property, plant and equipment of the Company and its subsidiaries while an other long-term loan of RMB 130 million (2005: RMB 200 million) is secured by tariff collection right.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

22.  LONG-TERM LOANS (CONT'D)

     The maturity of long-term loans is as follows:


                                     Loans from
                                    Huaneng Group                   Bank loans                      Other loans
                              -------------------------    ------------------------------    ---------------------------
                                 As of December 31,             As of December 31,               As of December 31,
                              -------------------------    ------------------------------    ---------------------------
                                   2006          2005            2006              2005            2006          2005
                              ----------    -----------    -----------     --------------    -----------    ------------
    1 year or less                    -             -       3,140,393         2,653,339         191,562       512,640
    More than 1 year
       but not more
       than 2 years                   -             -       3,956,803         2,979,225          98,259       153,044
    More than 2 years
       but not more than
       3 years                        -             -       9,687,803         3,189,885          78,259        99,419
    More than 3 years
       but not more than
       4 years                        -             -       3,849,141         4,417,885          38,259        39,419
    More than 4 years
       but not more than
       5 years                        -             -       3,405,639         3,386,732          18,002        39,419
    More than 5 years         2,800,000     2,800,000      11,166,454        11,737,528               -        19,708
                              ----------    -----------    -----------     --------------    -----------    ------------
                              2,800,000     2,800,000      35,206,233        28,364,594         424,341       863,649
    Less: amount due
       within 1 year
       included under
       current
       liabilities                    -             -      (3,140,393)       (2,653,339)       (191,562)     (512,640)
                              ----------    -----------    -----------     --------------    -----------    ------------
                              2,800,000     2,800,000      32,065,840        25,711,255         232,779       351,009
                              ==========    ===========    ===========     ==============    ===========    ============


     The analysis of the above is as follows:

                                                      As of December 31,
                                                  -----------------------------
                                                         2006             2005
                                                  ------------     ------------
      Loans from Huaneng Group
      - Not wholly repayable within five years
                                                    2,800,000        2,800,000
                                                  ============     ============
      Bank loans
      - Wholly repayable within five years         19,307,871        8,429,132
      - Not wholly repayable within five years     15,898,362       19,935,462
                                                  ------------     ------------
                                                   35,206,233       28,364,594
                                                  ============     ============
      Other loans
      - Wholly repayable within five years            424,341          686,265
      - Not wholly repayable within five years              -          177,384
                                                  ------------     ------------
                                                      424,341          863,649
                                                  ============     ============

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

23.  ACCOUNTS PAYABLE AND OTHER LIABILITIES

     Accounts payable and other liabilities comprised:

                                                      As of December 31,
                                               --------------------------------
                                                        2006            2005
                                               ----------------  --------------
     Accounts and notes payable                    2,037,447       1,231,162
     Amounts received in advance                   1,207,776       1,196,352
     Payable to contractors for construction       2,993,257       2,430,133
     Other payables to contractors                   914,856         778,488
     Accrued interest                                195,643         197,637
     Others                                        1,026,726       1,071,468
                                               ----------------  --------------
                                                   8,375,705       6,905,240
                                               ================  ==============

     As of December 31, 2006, balances of accounts payable and other liabilities include accrued interest to Huaneng Finance and Huaneng Group amounting to approximately RMB 7.6 million and RMB 10 million (2005: approximately RMB
     13.6 million and RMB 10 million) respectively.

     The aging analysis of accounts and notes payable (including amounts due to other related parties of trading in nature) was as follows:

                                                         As of December 31,
                                                     ---------------------------
                                                          2006            2005
                                                     -----------    ------------
     Accounts and notes payable
     Within 1 year                                    2,028,121     1,223,004
     Between 1 to 2 years                                 6,170         4,227
     Over 2 years                                         3,156         3,931
                                                     -----------    ------------
      Subtotal                                         2,037,447    1,231,162
                                                     -----------    ------------
     Amounts due to other related parties of
         trading in nature
     Within 1 year                                       38,336        29,093
     Over 2 years                                           108     -
                                                     -----------    ------------
     Subtotal                                            38,444        29,093
                                                     -----------    ------------
     Total                                            2,075,891     1,260,255
                                                     ===========    ============

24.   TAXES PAYABLE

      Taxes payable comprises:

                                     As of December 31,
                               -------------------------------
                                       2006            2005
                               --------------- ---------------
      VAT payable                   718,602         576,488
      Income tax payable            373,573         458,982
      Others                         88,143          95,814
                               --------------- ---------------
                                  1,180,318       1,131,284
                               =============== ===============

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

25.  SHORT-TERM BONDS

     The Company and its subsidiaries repaid RMB 500 million and RMB 4.5 billion unsecured short-term zero-coupon bonds at par in February 2006 and May 2006 respectively. The effective interest rates of these bonds were 3.32% and 3.40% per annum, respectively.

     Subsequently, the Company and its subsidiaries issued another RMB 500 million and RMB 4.5 billion of unsecured short-term bonds bearing coupon rates of 3.12% per annum and 3.35% per annum in May 2006 and June 2006, respectively. These bonds are denominated in RMB and will mature in 365 days from their respective issue dates at their nominal values. Interest expense on these bonds is calculated using the effective interest rates of 3.53% and 3.77% per annum, respectively.

26.  SHORT-TERM LOANS

     Short-term loans denominated in RMB are unsecured, bear interest from 4.30% to 5.51% per annum for the year ended December 31, 2006 (2005 and 2004:
     4.30% to 5.76% and 4.30% to 5.02% per annum).

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

27.  DEFERRED INCOME TAXES

     Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The offset amounts are as follows:


                                                                            As of December 31,
                                                                 ------------------------------------------
                                                                             2006                    2005
                                                                 ------------------     -------------------
Deferred income tax assets:
   - Deferred income tax assets to be recovered after more
      than 12 months                                                       34,501                  51,874
   - Deferred income tax assets to be recovered within 12
       months                                                              63,928                  12,201
                                                                 ------------------     -------------------
                                                                           98,429                  64,075
                                                                 ------------------     -------------------
Deferred income tax liabilities:
   - Deferred income tax liabilities to be recovered after
       more than 12 months                                               (945,193)             (1,056,412)
   - Deferred income tax liabilities to be recovered within 12
       months                                                            (133,704)               (101,363)
                                                                 ------------------     -------------------
                                                                       (1,078,897)             (1,157,775)
                                                                 ------------------     -------------------
                                                                         (980,468)             (1,093,700)
                                                                 ==================     ===================


     The gross movement on the deferred income tax accounts is as follows:

                                                     2006               2005
                                             ---------------    ---------------
Beginning of the year                          (1,093,700)          (671,729)
Acquisitions                                            -           (370,730)
Credited to the income statement (Note 30)        177,062             61,164
Charged directly to equity                        (63,830)          (112,405)
                                             ---------------    ---------------
End of the year                                  (980,468)        (1,093,700)
                                             ===============    ===============

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

27.  DEFERRED INCOME TAXES (CONT'D)

     The movements in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdictions, are as follows:

     Deferred income tax assets:


                                    Provision
                    Amortization          for
                     of land use   impairment     Staff                     Accrued
                          rights       losses     benefits   Depreciation   expenses    Others       Total
                    -------------- ------------  ---------- --------------  ---------  ----------  ----------
      As of
         January 1,
         2005             10,812       61,176       18,051               -          -     7,500       97,539
      Acquisitions             -       20,942            -               -          -    12,533       33,475
      (Charged) /
         Credited
         to
         the
         income
         statement         (221)     (13,466)       (4,085)              -          -    39,240       21,468
                    -------------- ------------  ---------- --------------  ---------  ----------  ----------
      As of              10,591       68,652        13,966               -          -    59,273      152,482
         December
         31, 2005
      (Charged) /
         Credited
         to
         the
         income
         statement         (221)      10,027        26,195          33,164      6,449   (14,859)      60,755
                    -------------- ------------  ---------- --------------  ---------  ----------  ----------
     As of
         December
         31, 2006         10,370      78,679        40,161          33,164      6,449    44,414      213,237
                    ==========================================================================================


     Deferred income tax liabilities:


                                         Amortization
                                          of goodwill
                                                  and     Amortization
                             Fair value      negative      of land use
                                  gains      goodwill           rights    Repreciation       Others     Total
                         --------------- --------------- --------------- ---------------- ------------- ----------
       As of January 1,
           2005                     -         (222,551)        (53,172)     (493,545)            -      (769,268)
       Acquisitions                 -                -               -      (404,205)            -      (404,205)
       (Charged) /
           Credited to
           the income
           statement                -           36,330             358        10,372        (7,364)       39,696
       Charged directly
           to equity         (112,405)               -               -             -             -      (112,405)
                         --------------- --------------- --------------- ---------------- ------------- ----------
       As of December
           31, 2005          (112,405)        (186,221)        (52,814)     (887,378)       (7,364)   (1,246,182)
        (Charged) /
           Credited to
           the income
           statement          (15,027)          36,528          (5,405)      100,211             -       116,307
       Charged directly
           to equity          (63,830)               -               -             -             -       (63,830)
                         --------------- --------------- --------------- ---------------- ------------- ----------
       As of December
            31, 2006         (191,262)        (149,693)        (58,219)     (787,167)       (7,364)   (1,193,705)
                         ==========================================================================================

                                      F-55


HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

27.  DEFERRED INCOME TAXES (CONT'D)

     Deferred income tax assets are recognized for tax loss carried-forwards to the extent that the realization of the related tax benefits through the future taxable profits is probable. The Company and its subsidiaries did not recognize any deferred income tax assets in respect of losses that can be carried forward against future taxable income with expiry dates as follows:

                                          As of December 31,
                                  -----------------------------------
                                          2006                 2005
                                  --------------       --------------
Year of expiry

2006                                       N/A              177,197
2007                                    71,125               71,125
2008                                         -                    -
2009                                    12,970               12,970
2010                                   183,127              183,127
2011                                   176,934                  N/A
                                  --------------       --------------
                                       444,156              444,419
                                  ==============       ==============

28.  ADDITIONAL FINANCIAL INFORMATION ON BALANCE SHEETS

     As of December 31, 2006, the net current liabilities of the Company and its subsidiaries amounted to approximately RMB 13,278 million (2005: RMB 11,044 million). On the same date, total assets less current liabilities was approximately RMB 87,096 million (2005: RMB 76,333 million).

     As of December 31, 2006, the net current liabilities of the Company amounted to approximately RMB 7,919 million (2005: RMB 5,835 million). On the same date, total assets less current liabilities was approximately RMB 52,695 million (2005: RMB 48,236 million).

29.  HOUSING SCHEMES

     In accordance with the PRC housing reform regulations, the Company and its subsidiaries are required to make contributions to the state-sponsored housing fund at 7% - 15% (2005 and 2004: 7% - 15% and 7% - 11%) of the
     specified salary amount of the PRC employees. At the same time, the employees are required to make contributions out of their payroll equal to the contributions of the Company and its subsidiaries. The employees are entitled to claim the entire sum of the fund under certain specified withdrawal circumstances. For the year ended December 31, 2006, the Company and its subsidiaries contributed approximately RMB 198 million (2005 and 2004: RMB 147 million and RMB 101 million) to the fund.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

29.  HOUSING SCHEMES (CONT'D)

     In addition, the Company and its subsidiaries provided housing benefits to certain employees to enable them to purchase living quarters from the Company and its subsidiaries at a substantial discount. Such housing benefits represent the difference between the cost of the staff quarters sold to and the net proceeds collected from the employees. The provision of housing benefits is expected to benefit the Company and its subsidiaries over the estimated remaining average service life of the relevant employees and is recorded as other non-current assets and amortized over the remaining average service life of the relevant employees which is estimated to be approximately 10 years. For the year ended December 31, 2006, the housing benefits being amortized by the Company and its subsidiaries to the employees amounted to approximately RMB 39 million (2005 and 2004: RMB 39 million and RMB 34 million).

     The Company and its subsidiaries have no further obligation for housing benefits.

30.  INCOME TAX EXPENSES

     Income tax expenses comprised:

                                             For the year ended December 31,
                                      ---------------------------------------
                                             2006         2005       2004
                                      ------------- ------------ ------------
     Current income tax expense         1,304,761    1,105,461    980,672
     Deferred income tax (Note 27)       (177,062)     (61,164)   (31,938)
                                      ------------- ------------ ------------
                                        1,127,699    1,044,297    948,734
                                      ============= ============ ============

     No Hong Kong profits tax has been provided as there was no estimated assessable profits in Hong Kong for the year (2005 and 2004: nil). The reconciliation of the effective income tax rate from the statutory income tax rate in the PRC is as follows:

                                       For the year ended December 31,
                                    ----------------------------------
                                        2006        2005      2004
                                    ----------- ----------- ----------
     Average statutory tax rate       19.73%      20.83%    17.64%
     Effect of tax holiday            (4.60%)     (3.84%)   (2.16%)
     Others                           (1.06%)     (1.15%)   (0.95%)
                                    ----------- ----------- ----------
     Effective tax rate               14.07%      15.84%    14.53%
                                    =========== =========== ==========

     The average statutory tax rate for the year ended December 31, 2005 and 2006 represented the weighted average tax rate of the Company and its subsidiaries calculated on the basis of the relative amounts of profit before tax and the applicable statutory tax rates.

     The aggregated effect of the tax holiday was approximately RMB 369 million for the year ended December 31, 2006 (2005 and 2004: RMB 255 million and RMB 122 million).

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

31.  EARNINGS PER SHARE

     The calculation of basic earnings per share is done based on the profit attributable to the equity holders of the Company of approximately RMB 6,071 million (2005 and 2004: approximately RMB 4,872 million and RMB 5,324 million) and the weighted average number of approximately 12,055 million (2005 and 2004: 12,055 million) outstanding ordinary shares during the year.

     Diluted earnings per share is calculated by adjusting both net profit attributable to the equity holders of the Company and weighted average number of ordinary shares outstanding assuming conversion of all dilutive potential ordinary shares at the beginning of the year. There was no dilutive effect on earnings per share since the Company had no dilutive potential ordinary shares for the years ended December 31, 2006 and 2005 (2004: convertible notes, being a category of potential ordinary shares). The convertible notes in 2004 are assumed to have been converted into ordinary shares and the profit attributable to equity holders of the Company is adjusted eliminating interest expenses less respective tax effect for the purpose of calculating diluted earnings per share for 2004.

32.  NOTES TO CASH FLOW STATEMENT

     (a)  Analysis of cash and cash equivalents

     Cash and cash equivalents consisted of:

                                              2006         2005         2004
                                      ------------- ------------ --------------
     Cash in RMB                            1,327        1,042          621
     Current deposits
       RMB                              3,203,712    2,632,493    2,284,551
       US$ (RMB equivalent)                 2,153       14,130       10,359
                                      ------------- ------------ --------------
     Total cash and cash equivalents    3,207,192    2,647,665    2,295,531
                                      ============= ============ ==============

     (b)  Undrawn borrowing facilities

     As of December 31, 2006, the Company and its subsidiaries had undrawn unsecured borrowing facilities amounting to approximately RMB 25.61 billion (2005: RMB 22.57 billion). Management expects to drawdown the available facilities in accordance with the level of working capital and / or planned capital expenditure of the Company and its subsidiaries.

     (c)  Non-cash transactions

     There is no material non-cash transaction for the years ended December 31, 2006 and 2005. The principal non-cash transactions were the conversion of convertible notes to share capital in 2004 and the ordinary shares split in 2004.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

33.  PLEDGE OF ASSETS

     As mentioned in Note 22, the Company and its subsidiaries have pledged various assets as collateral against certain loans. A summary of the pledged assets is as follows:


                                                   As of                 As of
                                                   December 31, 2006     December 31, 2005
                                                   -------------------  ------------------
     Dongxiguan Hydropower
          - Dam                                              -              383,423
          - Buildings                                        -                1,933
          - Electric utility plant in service                -              190,306
          - Others                                           -               10,485

     Kangding Hydropower
          - Electric utility plant in service                -               26,798

     Mingtai Hydropower
          - Electric utility plant in service           48,976               54,394
                                                   -------------------  ------------------
     Total                                              48,976              667,339
                                                   ===================  ==================


34.  COMMITMENTS

     (a)  Capital and operational commitments

     (i) Commitments mainly relate to the construction of new power projects, certain complementary facilities and renovation projects for existing power plants and the purchase of coal. Details of such commitments are as follows:


                                                          2006             2005
                                                 ----------------  -------------------
          Contracted but not provided for
              - purchase of inventories              2,829,393                  -
              - construction                        14,558,971         17,076,451
                                                 ----------------  -------------------
          Sub-total                                 17,388,364         17,076,451
                                                 ----------------  -------------------
          Authorized but not contracted for
              - purchase of inventories                531,360                  -
              - construction                         2,166,046             11,983
                                                 ----------------  -------------------
          Sub-total                                  2,697,406             11,983
                                                 ----------------  -------------------
          Total                                     20,085,770         17,088,434
                                                 ================  ===================

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

34.  COMMITMENTS (CONT'D)

     (a)  Capital and operational commitments (cont'd)

     (ii) In addition, from 2004 to 2006, the Company also entered into various long-term agreements subject to termination only under certain limited circumstances for the procurement of coal from 2005 to 2009 for use in power generation. In most cases, these agreements contain provisions for price escalations and minimum purchase level clauses. Purchases for the years ended December 31, 2006 and 2005 were approximately RMB 5,701 million and RMB 4,619 million respectively. The future purchase commitments under the above agreements are as follows:

                                        As of December 31,
                               ----------------------------------
                                         2006              2005
                               ---------------     --------------
         2006                             N/A         7,771,230
         2007                       9,457,131         7,771,230
         2008                       5,512,180         3,826,281
         2009                       5,512,180         3,826,281
                               ---------------     --------------
                                   20,481,491        23,195,022
                               ===============     ==============

     (b)  Operating lease commitments

     The Company has various operating lease arrangements with HIPDC for land and buildings (see Note 7(b)). Some of the leases contain renewal options and most of the leases contain escalation clauses. Lease terms do not contain restrictions on the Company's activities concerning dividends, additional debts or further leasing.

     Total future minimum lease payments under non-cancelable operating leases are as follows:


                                                                   As of December 31,
                                                                 -----------------------
                                                                     2006           2005
                                                                 ---------    ----------
     Land and buildings
        - not later than one year                                  29,254        33,495
        - later than one year and not later than two years          3,253         7,372
        - later than two years and not later than five years        9,760        19,639
        - later than five years                                   111,138       138,058
                                                                 ---------    ----------

                                                                   153,405      198,564
                                                                 =========    ==========


     In addition, in accordance with a 30-year operating lease agreement signed by Huaneng Dezhou Power Plant ("Dezhou Power Plant") and Shandong Land Bureau for the land occupied by Dezhou Power Plant Phases I and II in June 1994, annual rental amounted to approximately RMB 30 million effective from June 1994 and is subject to revision at the end of the fifth year from the contract date. Thereafter, the annual rental is subject to revision once every three years. The increment for each rental revision is restricted to no more than 30% of the previous annual rental amount. For the year ended December 31, 2006 and 2005, the annual rental were approximately RMB 30 million and RMB 30 million respectively (2004: approximately RMB 29 million).

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

35.   FINANCIAL GUARANTEES

                                                       As of December 31,
                                                  --------------------------
                                                       2006         2005
                                                  ------------- ------------
Financial guarantees granted to an associate         123,250      225,250
                                                  ============= ============

     Based on historical experience, no claims have been made against the Company and its subsidiaries since the dates of granting the financial guarantees described above.

36.  BUSINESS RISK

     The Company and its subsidiaries conduct their operations in the PRC and accordingly investing in the shares of the Company and its subsidiaries are subject to the risks of, among others, economic and legal environment in the PRC, restructuring of the PRC electric power industry and regulatory reform, new regulation pertaining to setting of power tariff and availability of fuel supply at stable price.

     For the year ended December 31, 2006, the Company and its subsidiaries sold electricity to three major customers (2005 and 2004: four and five), each of which amounted to approximately 10% or more of the operating revenue. In aggregation, these customers accounted for approximately 45% (2005 and 2004: approximately 57% and 79%, respectively) of the operating revenue of the Company and its subsidiaries.

37.  EVENTS AFTER THE BALANCE SHEET DATE

     In 2007, the Chinese government promulgated the Corporate Income Tax Law which will be effective from January 1, 2008. The Corporate Income Tax Law will impose a single income tax rate of 25% for both domestic and foreign invested enterprise. The existing Tax Law of the People's Republic of China for Enterprises with Foreign Investment and Foreign Enterprises (the "FIE and FE tax laws") and Provisional Regulations of the People's Republic of China on Enterprise Income Tax (collectively referred to as the "existing tax laws") will be abolished simultaneously. Currently, the power plants of the Company and its subsidiaries applied the tax rates under existing tax laws. The Corporate Income Tax Law has provided of a 5-year transitional period for those entities that applied FIE and FE tax laws in previous years. As there are still no detailed implementation rulings released, the Company will continue to assess the impact of such new law in the future.

     In January 2007, Huaneng Group injected an additional capital of RMB 615 million in Sichuan Hydropower, thus increasing its direct equity interest in Sichuan Hydropower to 51% from 40%. The Company's equity interest in Sichuan Hydropower is diluted to 49% from 60%. As Sichuan Hydropower is controlled by Huaneng Group, its financial statements will no longer be consolidated into the Company's financial statements starting from 2007. In addition, the Company also acquired 5% additional equity interest in Qinbei Power Company for a consideration of RMB 65.75 million from Huaneng Group. As a result of the acquisition, the Company held 60% of equity interest in Qinbei Power Company.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

38.  US GAAP INFORMATION

     The consolidated financial statements of the Company and its subsidiaries prepared under IFRS differ in certain respects from those prepared under generally accepted accounting principles in the United States of America ("US GAAP"). Significant differences between IFRS and US GAAP, which affect the equity and net profit of the Company and its subsidiaries, are summarized below:

     (a)  Effect of acquisitions of entities under common control

     Huaneng Group is the controlling parent company of HIPDC, which in turn is the controlling parent of the Company.

     Under IFRS, the Company and its subsidiaries adopted the acquisition method to account for the acquisition of:

     (i) 70% equity interest in Huaneng Shanghai Shidongkou I Power Plant ("Shidongkou I Power Plant"), 70% equity interest in Taicang Power Company and all of the assets and liabilities of Huaneng Changxing Power Plant ("Changxing Power Plant"), from Huaneng Group in July 2002;

     (ii) 55% equity interest in Qinbei Power Company, 60% equity interest in Yushe Power Company and all of the assets and liabilities of Huaneng Xindian Power Plant ("Xindian Power Plant") from Huaneng Group in October, 2003;

     (iii) 60% equity interest in Luohuang Power Company, 55% equity interest in Yueyang Power Company, 90% equity interest in Huaneng Jinggangshan Power Plant ("Jinggangshan Power Plant") and all of the assets and liabilities of Huaneng Yingkou Power Plant ("Yingkou Power Plant") from HIPDC and from Huaneng Group in July, 2004; and

     (iv) 60% equity interest in Sichuan Hydropower and 65% equity interest in Pingliang Power Company from Huaneng Group in January, 2005.

     Under the acquisition method, the results of the acquired businesses are included in the results of operations of the Company and its subsidiaries from the date of the acquisition. The difference between the purchase consideration and the fair value of the underlying net assets acquired is accounted for as goodwill. Prior to 2005, goodwill arising from the acquisitions in (i) and (ii) above was, in accordance with IAS 22, amortized on a systematic basis to the income statement over its economic useful life, being the remaining weighted average useful life of the acquired depreciable or amortizable assets. With the effective implementation of IFRS 3 (a replacement of IAS 22), goodwill arising from acquisition for which the agreement date is on or after March 31, 2004 is tested annually for impairment and is not to be amortized. Such goodwill is carried at cost less accumulated impairment losses. Goodwill arising from acquisitions in (i) and (ii) above ceased to be amortized from January 1, 2005 onwards and are carried at cost less accumulated impairment losses and tested for impairment annually.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

38.  US GAAP INFORMATION (CONT'D)

     (a)  Effect of acquisitions of entities under common control (cont'd)

     As the companies and power plants acquired were under the control of Huaneng Group prior to their acquisitions by the Company and its subsidiaries, these acquisition transactions were considered common control transactions. Under US GAAP, they are considered to be transfers of businesses under common control and the acquired assets and liabilities are accounted for at historical cost in a manner similar to the pooling of interests method. Accordingly, the consolidated financial statements for all years presented have been retroactively restated as if the current structure and operations resulting from the acquisition had been in existence since the beginning of the earliest year presented, with financial data of previously separate entities combined. The cash consideration paid by the Company is treated as an equity transaction in the year of the acquisition for US GAAP reporting purposes. Accordingly, the resulting impact of depreciation and amortization expenses on income is also different.

     (b) Effect of acquisitions of 44.16% equity interest in Huaiyin Power Company, 30% additional equity interest in Shidongkou I Power Plant and 5% additional equity interest in Taicang Power Company, 40% equity interest in Hanfeng Power Company and 20% equity interest in Huaneng Finance

     The Company acquired from Huaneng Group:

     (i)  44.16% equity interest in Huaiyin Power Company in July, 2002;

     (ii) 30% additional equity interest in Shidongkou I Power Plant and 5% additional equity interest in Taicang Power Company in December, 2002;

     (iii) 40% equity interest in Hanfeng Power Company in July, 2004; and

     (iv) 20% equity interest in Huaneng Finance in January 2006.

     Under IFRS, upon the completion of the above acquisitions, the relevant equity interest of the net assets of the acquired companies and power plants are recorded at fair value. The excess of the total cost of the acquisition over the fair value of the relevant portion of net assets of power plant acquired is accounted for as goodwill. Prior to 2005, goodwill arising from the acquisitions in (i) and (ii) above was, in accordance with IAS 22, amortized on a systematic basis to the income statement over its economic useful life, being the remaining weighted average useful life of the acquired depreciable or amortizable assets. With the effective implementation of IFRS 3, goodwill arising from acquisition for which the agreement date is on or after March 31, 2004 is tested annually for impairment and is not to be amortized. Such goodwill is carried at cost less accumulated impairment losses. Any excess of acquirer's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost were written off against income statement. Goodwill arising from acquisitions in (i) and (ii) above ceased to be amortized from January 1, 2005 onwards and are carried at cost less accumulated impairment losses and tested for impairment annually.

     Under US GAAP, upon completion of the above acquisitions, Huaneng Group's proportionate shares in the net assets of Huaiyin Power Company, Shidongkou I Power Plant, Taicang Power Company, Hanfeng Power Company and Huaneng Finance being sold to the Company were recorded at the historical carrying value. Differences between the total costs of acquisitions and the net assets acquired were regarded as equity transactions with Huaneng Group. Accordingly, the resulting impact of depreciation and amortization expenses on income is also different.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

38.  US GAAP INFORMATION (CONT'D)

     (c)  Housing benefits provided by HIPDC

     HIPDC sold to certain qualified employees of the Company living quarters owned by HIPDC at preferential prices. The difference between the cost of living quarters and the sales proceeds received from the employees is considered to be housing benefits provided to the employees. Under IFRS, such housing benefits provided by HIPDC are not reflected in the financial statements of the Company. Under US GAAP, the amount of housing benefits provided by HIPDC to the employees of the Company are recognized as the operating expenses of the Company on a straight-line basis over the estimated remaining average service life of the employees. The corresponding amount is recorded as additional capital contribution from HIPDC.

     (d) Acquisition of Shandong Huaneng Power Development Company Limited ("Shandong Huaneng")

     Huaneng Group was one of the substantial shareholders of Shandong Huaneng, holding 33.09% equity interest in it before the Company's acquisition of Shandong Huaneng. Under IFRS, upon the completion of the acquisition of Shandong Huaneng, the entire net assets of Shandong Huaneng were recorded at fair value. In prior years, the excess of the fair value of the entire net assets acquired over the total cost of the acquisition was recorded as negative goodwill. On January 1, 2005, the ending balance of negative goodwill brought forward from 2004 is offset against opening retained earnings in accordance with IFRS 3. Under US GAAP, upon completion of the acquisition of Shandong Huaneng, Huaneng Group's proportionate share of 33.09% in the net assets of Shandong Huaneng that was sold to the Company was recorded at the historical carrying value. The excess of the proportionate share in the book value of the net assets acquired over the relevant portion of the cash consideration was recorded as a capital contribution to the Company. The book value of the remaining 66.91% of the net assets continues to be part of the recoverable rate base under the cost recovery formula of the tariff setting mechanism. Under US GAAP, the difference between these net asset values and the cash consideration was recorded as a reduction to the property, plant and equipment of the respective power plants.

     As the amount of negative goodwill originally recognized under IFRS is different from the amount of the reduction to property, plant and equipment under US GAAP due to the 33.09% portion of the net assets previously owned by Huaneng Group described above and that the negative goodwill under IFRS is offset against opening retained earnings in 2005 whereas, for US GAAP purposes, it was a reduction to the value of the property, plant and equipment described above, are depreciated over the respective assets' useful life, the net profit under IFRS and US GAAP is different.

     (e)    Capitalization of borrowing costs

     In accordance with IAS 23, the Company and its subsidiaries capitalized interest on general borrowings used for the purpose of obtaining a qualifying asset in addition to the capitalization of interest on specific borrowings.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

38.  US GAAP INFORMATION (CONT'D)

     (e)    Capitalization of borrowing costs (cont'd)

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

     (f)     Reversal of goodwill amortization

     In accordance with IFRS 3, goodwill arising from acquisitions for which the agreement date was before March 31, 2004 is amortized using the straight-line method over its estimated useful life and recognized in the income statement as other operating expenses and subject to an impairment review whenever events or changes in circumstances indicate their carrying value may not be recoverable, and annually if the estimated useful life exceeds 20 years. Under US GAAP, in accordance with Statement of Financial Accounting Standard ("SFAS") 142 "Goodwill and Other Intangible Assets", goodwill arising from acquisition is not amortized but tested for impairment on an annual basis and between annual tests in certain circumstances.

     There is no such a GAAP difference from January 1, 2005 onwards.

     (g)         Deferred income tax impact

     This represents the deferred income tax effect on the above GAAP differences where applicable.

     (h)    US regulatory accounting

     Under US GAAP, SFAS 71 "Accounting for the Effects of Certain Types of Regulation" is applicable to utilities in the United States whose regulators have the power to approve and / or regulate rates that may be charged to customers. SFAS 71 recognizes that the regulatory process produces economic effects which should be reflected in the financial statements. Because revenues are based on costs, SFAS 71 governs the year in which various costs are included in the income statement with the objective of matching costs with revenues. Provided that, through the rate setting process, the utility is substantially assured of recovering its allowable costs by the collection of revenue from its customers, such costs not yet recovered are deferred as regulatory assets. The regulatory process may also impose a liability on a rate-regulated enterprise, usually representing obligations to the enterprise's customers, which should be recognized as a regulatory liability.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

38.  US GAAP INFORMATION (CONT'D)

     (h)   US regulatory accounting (cont'd)

     In order to apply SFAS 71, three criteria must be met. These criteria require that a) the power tariff for regulated services or products provided to customers be established by or are subject to approval by an independent, third-party regulator or by an entity's own governing board empowered by statute or contract to establish power tariff that bind customers; b) the regulated power tariff are designed to recover the costs of providing the regulated services or products; and c) in view of the demand for the regulated services or products and the level of competition, direct and indirect, it is reasonable to assume that power tariff, which are set at levels that will recover costs, can be charged to and collected from customers; this criterion requires consideration of anticipated changes in levels of demand or competition during the recovery period for any capitalized costs.

     For the year ended December 31, 2006, the Company and its subsidiaries believe that 9 of their power plants (2005 and 2004: 10 and 12 power plants) meet these specific criteria of SFAS 71. Firstly, the power tariff are established by an independent regulator, the provincial or local price bureau. Secondly, the pricing policy applicable to the power plants provides for rate-setting based on the specific costs of the power plants. This process has operated historically and will continue under the pricing policy. Finally, based on the significant demand for electricity in the Company and its subsidiaries' service territory, it is reasonable to assume that the authorized power tariff will be collected from customers.

     In November, 2004, in accordance with the issuance of a government circular on implementation of a full-scope tariff bidding practice that is applicable to two of the Company's power plants located in Northeast China, the Company has discontinued the application of SFAS 71 for these two power plants as the criteria under SFAS 71 are no longer met. Accordingly, these two power plants applied SFAS 101 "Regulated Enterprises - Accounting for the Discontinuation of Application of FASB Statement No. 71". There was no elimination of assets or liabilities as a result of the application of SFAS 101 as the Company and its subsidiaries did not have any assets and / or liabilities pursuant to SFAS 71 that were not recognized as assets and / or liabilities under IFRS. The Company and its subsidiaries have also performed an impairment review on the property, plant and equipment of the two relevant power plants and have determined that no impairment provision is required.

     In January 2006, management decided to close down an oil-fired power plant in Guangdong Province for efficiency reason. The Company discontinued the application of SFAS 71 for this power plant and applied SFAS 101 as a result. No elimination of assets or liabilities as a result of the application of SFAS 101 as the Company and its subsidiaries did not have any assets and / or liabilities pursuant to SFAS 71 that were not recognized as assets and / or liabilities under IFRS. The Company and its subsidiaries also performed an impairment review on the property, plant and equipment of this power plant and have provided an impairment loss of RMB42 million based on the bidding price and the valuation performed by an independent valuer.

     With respect to the remaining power plants of the Company and its subsidiaries, which were acquired from 2002 to 2005, the SFAS 71 criteria mentioned above are not met and, therefore, SFAS 71 cannot be applied. Consequently, these remaining power plants have adopted US GAAP without specific reference to the regulatory basis of accounting provided for under SFAS 71.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

38.  US GAAP INFORMATION (CONT'D)

     (h)    US regulatory accounting (cont'd)

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

     (i)   Impairment of long-lived assets

     Impairment of long-lived assets (excluding goodwill)

     The carrying amount of long-lived asset (excluding goodwill) under IFRS is reviewed periodically in order to assess whether the recoverable amount has declined below the carrying amount. When such a decline occurs, the carrying amount is reduced to the recoverable amount based on the expected future cash flow generated by the asset discounted to their present value or the asset's net selling price. A subsequent increase in the recoverable amount is written back to the income statement when circumstances and events that led to the write-down cease to exist.

     Under US GAAP, long-lived assets (excluding goodwill) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of assets to future undiscounted net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. Subsequent reversal of impairment is not permitted. Assets to be disposed of are reported at the lower of the carrying amount and fair value less cost to sell.

     Goodwill

     Goodwill is reviewed for impairment, at the CGU / reporting unit level, at least annually or whenever events or changes in circumstances indicate that the recoverability of the carrying amount must be assessed.

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

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

38.  US GAAP INFORMATION (CONT'D)

     (i)  Impairment of long-lived assets (cont'd)

     As of December 31, 2005, the Company recognized impairment loss on certain property, plant and equipment under IFRS while such an amount was reversed under US GAAP as a result of the above GAAP difference.

     As of December 31, 2006, the Company reversed this prior year impairment as a result of changes in local power market regulations under IFRS. This contributed to a reversal of such income effect under US GAAP due to the above GAAP difference as of the same date.

     Changes of Principal Accounting Policy

     In the current year, the Company and its subsidiaries have changed their accounting policy following their adoption of the new SFAS below, which is relevant to their operations.

     o     SFAS 154     Accounting Changes and Error Corrections -
                        a replacement of APB Opinion No. 20 and
                        FASB Statement No. 3

     SFAS 154 requires retrospective application to prior periods' financial statements of changes in accounting principle and applies to all voluntary changes in accounting principle instead of including in net income of the period of the change the cumulative effect of changing to the new accounting principle governed previously by APB Opinion No. 20 and SFAS 3, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change, while SFAS 154 states the guidance for dealing with the impracticable situation above. SFAS 154 requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle should be recognized in the period of the accounting change. SFAS 154 also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. Management considered there was no material impact to the accounting policies for the current year.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

38.   US GAAP INFORMATION (CONT'D)

      Differences between IFRS and US GAAP which affect the net assets and net profit of the Company and its subsidiaries are summarized below:


                                                                                      Net Assets
                                                                     ---------------------------------------------
                                                                                As of December 31,
                                                                     ---------------------------------------------
                                                             Note                 2006                  2005
                                                           --------- ---------------------------------------------

     Net assets under IFRS                                                   50,608,692             46,144,187

     Minority interests                                       i              (7,151,183)            (6,106,713)

     Impact of US GAAP adjustments
        Effect of acquisitions of Sichuan Hydropower and
          Pingliang Power Company                            (a)               (969,244)            (1,014,585)
        Effect of acquisitions of Luohuang Power Company,
          Yueyang Power Company, Jinggangshan Power Plant
          and Yingkou Power Plant                            (a)             (1,679,633)            (1,837,845)
        Effect of acquisitions of Qinbei Power Company,
          Yushe Power Company and Xindian Power Plant        (a)               (314,817)              (342,555)
        Effect of acquisitions of Shidongkou I Power
          Plant, Taicang Power Company and Changxing Power
          Plant                                              (a)               (388,418)              (472,473)
        Effect of acquisitions of 20% equity interest in
          Huaneng Finance, 40% equity interest in Hanfeng
          Power Company, 30% additional equity interest in
          Shidongkou I Power Plant, 5% additional equity
          interest in Taicang Power Company and 44.16%
          equity interest in Huaiyin Power Company           (b)               (237,197)              (251,615)
        Recording of capital contribution arising from
          acquisition of Shandong Huaneng                    (d)                862,922                862,922
        Difference in accounting treatment for acquisition
          of Shandong Huaneng                                (d)             (1,510,062)            (1,671,048)
        Difference in capitalization of borrowing costs      (e)               (100,453)              (109,227)
        Reversal of goodwill amortization
            - Investment in SEG                              (f)                136,599                136,599
            - Investment in Huaiyin Power Company            (f)                 34,740                 34,740
        Reversal of impairment loss on property, plant and
          equipment                                          (i)                      -                 30,080
        Applicable deferred income tax impact on the above
          GAAP differences                                   (g)                957,725              1,054,142
                                                                     ---------------------------------------------
     Net assets under US GAAP                                                40,249,671             36,456,609
                                                                     =============================================


HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

38.  US GAAP INFORMATION (CONT'D)


                                                                              Net profit
                                                      -----------------------------------------------------------
                                                                   For the year ended December 31,
                                                      -----------------------------------------------------------
                                                  Note           2006                2005                2004
                                                 ------  ---------------  ------------------- -------------------

 Profit under IFRS                                          6,889,074            5,547,911           5,580,929

 Profit attributable to minority interests         i         (817,920)            (676,117)           (257,053)

 Impact of US GAAP adjustments
    Effect of acquisitions of Sichuan Hydropower
      and Pingliang Power Company                 (a)          45,341               30,823             341,914

    Effect of acquisitions of Luohuang Power
      Company, Yueyang Power Company,
      Jinggangshan Power Plant, and Yingkou
      Power Plant                                 (a)         158,212              169,538             278,027

    Effect of acquisitions of Qinbei Power
      Company, Yushe Power Company and Xindian
      Power Plant                                 (a)          27,738               26,697              48,116

    Effect of acquisitions of Shidongkou I Power
      Plant, Taicang Power Company and Changxing
      Power Plant                                 (a)          84,055              303,119             110,524

    Effect of acquisitions of 20% equity
      interest in Huaneng Finance, 40% equity
      interest in Hanfeng Power Company, 30%
      additional equity interest in Shidongkou I
      Power Plant, 5% additional equity interest
      in Taicang Power Company and 44.16% equity
      interest in Huaiyin Power Company           (b)          (8,925)              19,552              25,550

    Recording housing benefits provided by HIPDC  (c)         (26,152)             (26,152)            (26,152)

    Difference in accounting treatment for
      acquisition of Shandong Huaneng             (d)         160,986              160,986             (87,091)

    Difference in capitalization of borrowing
      costs                                       (e)           8,774              (21,803)              6,466

    Reversal of goodwill amortization
         - Investment in SEG                      (f)               -                    -              81,960
         - Investment in Huaiyin Power Company    (f)               -                    -              17,370

    Reversal of impairment loss on property,
      plant and equipment                         (i)         (30,080)              30,080                   -

    Applicable deferred income tax impact on the
       GAAP differences                           (g)         (96,417)            (134,709)            (89,783)

    Others                                                          -                    -               8,652
                                                         ---------------  ------------------- -------------------
 Net profit under US GAAP                                   6,394,686            5,429,925           6,039,429
                                                         ===============  =================== ===================


(Note i)  Consistent with disclosure requirement of revised IAS 1 - Presentation of Financial Statements, minority interests in the consolidated net assets and consolidated profit under IFRS should be included as a portion of total equity and total profit attributable to shareholders respectively.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMBor US$ unless otherwise stated)

38.  US GAAP INFORMATION (CONT'D)

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

     The following are condensed combined balance sheets of the Company and its subsidiaries as of December 31, 2005 and 2006, and the related condensed combined statements of income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2006, restated to reflect the impact of the effect of the acquisitions of entities under common control which is accounted for at historical cost in a manner similar to the pooling of interests method, with financial data of previously separate entities combined, under US GAAP and other differences between IFRS and US GAAP.

     Condensed combined balance sheets


                                                                        As of December 31,
                                                     ---------------------------------------------------------
                                                                    2006                         2005
                                                     ------------------------------------- -------------------
                                                            RMB                US$                RMB

   ASSETS

Non-current assets
   Property, plant and equipment, net                   86,571,060         11,086,488          74,554,743
   Investments in associates                             5,149,354            659,438           4,314,634
   Available-for-investment                              1,458,759            186,812           1,033,225
   Land use rights                                       1,495,206            191,480           1,150,420
   Deferred income tax assets                              209,883             26,878             200,076
   Goodwill                                                136,053             17,423             136,053
   Other non-current assets                                269,404             34,501             336,379
                                                     ------------------  ----------------- -------------------
         Total non-current assets                       95,289,719         12,203,020          81,725,530
                                                     ------------------  ----------------- -------------------

Current assets
   Inventories, net                                      2,121,489            271,683           2,311,357
   Other receivables and assets, net                       615,488             78,820             855,952
   Accounts receivable, net                              6,977,493            893,554           6,022,426
   Trading securities                                      100,180             12,829                   -
   Due from HIPDC                                                -                  -              21,847
   Due from other related parties                              621                 80                   -
   Current portion of deferred
      income tax assets                                    107,492             13,766              87,049
   Restricted cash                                         203,863             26,107             201,276
   Temporary cash investment                                     -                  -               2,652
   Cash and cash equivalents                             3,207,192            410,720           2,647,665
                                                     ------------------  ----------------- -------------------
      Total current assets                              13,333,818          1,707,559          12,150,224
                                                     ------------------  ----------------- -------------------
      Total assets                                     108,623,537         13,910,579          93,875,754
                                                     ==================  ================= ===================

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMBor US$ unless otherwise stated)

38.  US GAAP INFORMATION (CONT'D)

     Condensed combined balance sheets (cont'd)


                                                                       As of December 31,
                                                    ----------------------------------------------------------
                                                                    2006                         2005
                                                    -------------------------------------- -------------------
                                                           RMB                US$                 RMB

EQUITY AND LIABILITIES
   Share capital                                        12,055,383          1,543,840         12,055,383
   Other equities                                       28,194,288          3,610,625         24,401,226
                                                    ------------------- ------------------ -------------------
Shareholders' equity                                    40,249,671          5,154,465         36,456,609
                                                    ------------------- ------------------ -------------------
Minority interests                                       6,118,089            783,496          4,954,726
                                                    ------------------- ------------------ -------------------

NON-CURRENT LIABILITIES
   Long-term loans from Huaneng Group                    2,800,000            358,574          2,800,000
   Long-term bank loans                                 32,065,840          4,106,425         25,711,255
   Other long-term loans                                   232,779             29,810            351,009
   Deferred income tax liabilities                         320,342             41,024            319,324
   Other non-current liabilities                           309,930             39,691            168,328
                                                    ------------------- ------------------ -------------------

       Total non-current liabilities                    35,728,891          4,575,524         29,349,916
                                                    ------------------- ------------------ -------------------

CURRENT LIABILITIES
   Accounts payable and other liabilities                8,375,705          1,072,612          6,905,240
   Taxes payable                                         1,180,318            151,154          1,131,284
   Due to Huaneng Group                                     44,592              5,711             50,720
   Due to HIPDC                                             79,730             10,210             53,230
   Due to associates                                        83,512             10,695                  -
   Due to other related parties                             65,795              8,426             29,620
   Salary and welfare payables                             441,590             56,551            251,949
   Short-term bonds                                      5,077,577            650,246          4,938,250
   Short-term loans                                      7,823,720          1,001,923          6,580,870
   Current portion of long-term bank loans               3,140,393            402,166          2,653,339
   Current portion of other long-term loans                191,562             24,532            512,640
   Current portion of deferred income tax
      liabilities                                           22,392              2,868              7,361
                                                    ------------------- ------------------ -------------------
       Total current liabilities                        26,526,886          3,397,094         23,114,503
                                                    ------------------- ------------------ -------------------
       Total equity and liabilities                    108,623,537         13,910,579         93,875,754
                                                    =================== ================== ===================

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMBor US$ unless otherwise stated)

38.  US GAAP INFORMATION (CONT'D)

     Condensed combined statements of income


                                                                     For the year ended December 31,
                                                     ----------------------------------------------------------------
                                             Note                2006                     2005            2004
                                                     -------------------------------  ---------------  --------------
                                                          RMB              US$            RMB              RMB

      Operating revenue                                  44,301,403       5,673,339       40,190,004      35,181,649

      Sales tax                                            (148,057)        (18,960)        (113,475)        (72,933)

      Operating expenses
          Fuel                                          (22,608,151)     (2,895,252)     (21,202,952)    (16,556,803)
          Maintenance                                    (1,306,888)       (167,363)      (1,165,374)     (1,035,045)
          Depreciation                                   (6,265,198)       (802,336)      (5,696,142)     (5,413,807)
          Labor                                          (2,912,919)       (373,035)      (2,513,457)     (2,178,940)
          Service fees to HIPDC                            (140,771)        (18,027)        (141,102)       (133,609)
          Income tax expense                             (1,226,729)       (157,098)      (1,179,007)     (1,264,640)
          Others                                         (1,692,423)       (216,735)      (1,438,635)       (946,782)
                                                     ----------------   ------------  ---------------  --------------
             Total operating expenses                   (36,153,079)     (4,629,846)     (33,336,669)    (27,529,626)
                                                     ----------------   ------------  ---------------  --------------
      Income before financial expenses                    8,000,267       1,024,533        6,739,860       7,579,090
                                                     ----------------   ------------  ---------------  --------------

          Interest income                                    51,910           6,648           53,685          58,986
          Interest expense                               (1,591,033)       (203,751)      (1,457,490)     (1,235,426)
          Bank charges and exchange gain /
             (losses), net                                   67,819           8,684          241,691        (107,492)
                                                     ----------------   ------------  ---------------  --------------
             Total financial expenses, net               (1,471,304)       (188,419)      (1,162,114)     (1,283,932)
                                                     ----------------   ------------  ---------------  --------------

      Share of profit of associates                         802,535         102,774          652,691         465,440

      Minority interests                                   (936,812)       (119,970)        (800,512)       (721,169)
                                                     ----------------   ------------  ---------------  --------------

      Net profit for the year                             6,394,686         818,918        5,429,925       6,039,429
                                                     ================   ============  ===============  ==============

      Basic earnings per ordinary share
          under US GAAP (RMB)                   i              0.53                             0.45            0.50
                                                     ================                 ===============  ==============

      Basic earnings per American
          Depository Shares ("ADS") under
          US GAAP (RMB)                         i             21.22                            18.02           20.04
                                                     ================                 ===============  ==============

      Diluted earnings per ordinary share
          under US GAAP (RMB)                   i              0.53                             0.45            0.50
                                                     ================                 ===============  ==============

      Diluted earnings per ADS under US
          GAAP (RMB)                            i             21.22                            18.02           20.02
                                                     ================                 ===============  ==============


(Note i)  Earning per ordinary share and per equivalent ADS were calculated by dividing the net profit for the year under US GAAP by the weighted average number of ordinary shares and ADS in issue during the financial year. On a diluted basis, both net profit for the year and the weighted average number of ordinary shares and ADS outstanding for the year were adjusted on the assumption that the convertible notes had been fully converted at the beginning of 2004. There was no dilution effect on earnings per ordinary share and per equivalent ADS since the Company had no dilution potential ordinary shares for the years ended December 31, 2005 and 2006.


HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

38.  US GAAP INFORMATION (CONT'D)

     Condensed combined statements of changes in shareholders' equity


Balance as of January 1, 2004                                                                35,814,891

Dividends relating to 2003                                                                   (3,013,836)

Net profit for the year ended December 31, 2004                                               6,039,429

Conversion of convertible notes to new ordinary shares                                              124

Net deemed capital distribution to Huaneng Group arising from
   the acquisition of Jinggangshan Power Plant                                                 (573,534)

Net deemed capital distribution to HIPDC arising from the
   acquisition of Luohuang Power Company, Yueyang Power Company
   and Yingkou Power Plant                                                                   (2,564,000)

Contribution from Huaneng Group                                                                (354,470)

Distribution from HIPDC                                                                          11,735

Capital contribution from HIPDC arising from housing benefits
   provided by HIPDC                                                                             26,152
                                                                                     ---------------------

Balance as of December 31, 2004                                                              35,386,491

Dividends relating to 2004                                                                   (3,013,846)

Net profit for the year ended December 31, 2005                                               5,429,925

Net deemed capital distribution to Huaneng Group arising from the acquisition of Sichuan Hydropower and Pingliang Power
   Company                                                                                   (2,025,000)

Capital contribution from HIPDC arising from housing benefits
   provided by HIPDC                                                                             26,152

Dividend waived by a shareholder of an associate                                                 15,923

Fair value gains from an available-for-sale investment, net of
   tax                                                                                          636,964
                                                                                     ---------------------

Balance as of December 31, 2005                                                              36,456,609

Dividends relating to 2005                                                                   (3,013,846)

Net profit for the year ended December 31, 2006                                               6,394,686

Contribution from Huaneng Group                                                                  23,343

Capital contribution from HIPDC arising from housing benefits
   provided by HIPDC                                                                             26,152

Dividend waived by a shareholder of a subsidiary                                                    866

Fair value gains from an available-for-sale investment, net of
   tax                                                                                          361,861
                                                                                     ---------------------
Balance as of December 31, 2006                                                              40,249,671
                                                                                     =====================


HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

38.  US GAAP INFORMATION (CONT'D)

     Condensed combined statements of cash flows


                                                                   For the year ended December 31,
                                                        -------------------------------------------------------
                                                                  2006              2005                2004
                                                        ------------------ ----------------  ------------------

      Net cash provided by operating activities            12,386,361          9,313,657          11,028,971

      Net cash used in investing activities               (16,807,190)       (14,587,880)        (13,067,191)

      Net cash provided by financing activities             4,980,356          5,059,653             226,001
                                                        ------------------ ----------------  ------------------

      Net increase / (decrease) in cash and cash
         equivalents                                          559,527           (214,570)         (1,812,219)

      Cash and cash equivalents, beginning of the
         year                                               2,647,665          2,862,235           4,674,454
                                                        ------------------ ----------------  ------------------
      Cash and cash equivalents, end of the year            3,207,192          2,647,665           2,862,235
                                                        ================== ================  ==================

     New accounting pronouncements

     The Financial Accounting Standard Board ("FASB") issued certain SFAS, FASB Interpretation ("FIN"), minutes of Emerging Issue Task Force ("EITF") and FASB Staff Position ("FSP") that are mandatory for the accounting periods of the Company and its subsidiaries beginning on or after January 1, 2007 or later periods, but which the Company and its subsidiaries have not early adopted. These are summarized as follows:

     o        SFAS 157        Fair Value Measurements

     This SFAS formalizes definition and disclosure requirements of fair value. It clarifies that the exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the market in which the reporting entity would transact for the asset or liability, i.e. the principal or most advantageous market for the asset or liability (an exit price). Therefore, this SFAS does not permit fair value be measured at price that would be paid to acquire the asset or received to assume the liability (an entry price).

     Such an SFAS will be effective for fiscal years beginning after November 15, 2007. Management is currently assessing the impact of this SFAS on the accounting policies of the Company and its subsidiaries.

     o        SFAS 159        The Fair Value Option for Financial Assets and
                              Financial Liabilities-- Including an amendment of FASB Statement No. 115

     This SFAS permits entities to choose to measure many financial instruments and certain other items at fair value that are currently required to be measured at fair value at specified election date. It also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities.

     Such an SFAS will be effective for the fiscal year that begins after November 15, 2007. Management is currently assessing the impact of this SFAS on the accounting policies of the Company and its subsidiaries.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB unless otherwise stated)

38.  US GAAP INFORMATION (CONT'D)

     New accounting pronouncements (cont'd)

     o        FIN 48        Accounting for Uncertainty in Income Taxes--an
                            interpretation of FASB Statement No. 109

     FIN 48 prescribes the recognition threshold and measurement attribute for the financial statement recognition of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transition.

     Such an interpretation will be effective for fiscal years beginning after December 15, 2006. Management is currently assessing the impact of this interpretation on the accounting policies of the Company and its subsidiaries.

     o        EITF 06-2     Accounting for Sabbatical Leave and Other Similar
                            Benefits Pursuant to FASB Statement No. 43

     This EITF requires an entity accruing compensation cost associated with a sabbatical or other similar benefit arrangement over the requisite service period should all of the other conditions of paragraph 6 of SFAS 43 are met.

     Such an EITF will be effective for fiscal years beginning after December 15, 2006. Management is currently assessing the impact of this EITF on the accounting policies of the Company and its subsidiaries.

     o        FSP FIN46(R)-6    Determining the Variability to Be Considered in
                                Applying FASB Interpretation No. 46(R)

     This FSP addresses how a reporting enterprise should determine the variability to be considered in applying FIN 46(R) by using a two-step approach. It requires an analysis of the design of the entity through (a) analyzing the nature of the risks in the entity; and (b) determining the purposes for which the entity was created and determining the variability (created by the risks identified in (a)) the entity is designed to create and pass along to its interest holders.

     Such a FSP will be effective for reporting period beginning after June 15, 2006. Management is currently assessing the impact of this FSP on the accounting policies of the Company and its subsidiaries.

                                    Signature

         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                               Huaneng Power International, Inc.


                               By: /s/ Huang Long
                               Name:  Huang Long
                               Title: Vice Chairman of the Board
                                      of Directors





Date: April 16, 2007