Form 20-F
period 2007-12-31
HUANENG POWER INTERNATIONAL INC
filed 2008-04-18
CIK 929058

华能国际电力股份有限公司

HUANENG POWER INTERNATIONAL, INC.

Annual Report On Form 20-F
2007

As filed with the Securities and Exchange Commission on April 18, 2008

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ……………….

For the transaction period form ____________ to __________

Commission file number: 1-13314

华能国际电力股份有限公司
HUANENG POWER INTERNATIONAL, INC.
(Exact name of Registrant as specified in its charter)

PEOPLE'S REPUBLIC OF CHINA
Jurisdiction of incorporation or organization)

WEST WING, BUILDING C, TIANYIN MANSION,
2C, FUXINGMENNAN STREET, BEIJING, PEOPLE'S REPUBLIC OF CHINA
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of each exchange on which registered
Ordinary American Depositary Shares	New York Stock Exchange
Overseas Listed Foreign Shares of RMB1.00 each	New York Stock Exchange*
_________________________

Securities registered or to be registered pursuant to Section 12(g) of the Act.
NONE
(Title of Class)
_________________________

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
NONE
(Title of Class)
_________________________
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

Domestic Shares of RMB1.00 each	9,000,000,000
Overseas Listed Foreign Shares of RMB1.00 each	3,055,383,440

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☑	No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐	No ☑

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

Yes ☑	No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑                     Accelerated filer ☐                    Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☑	Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No ☑
_______________
* Not for trading, but only in connection with the registration of American Depositary Shares.

i

INTRODUCTION

We maintain our accounts in Renminbi yuan ("Renminbi" or "RMB"), the lawful currency of the People's Republic of China (the "PRC" or "China").  References herein to "US$" or "US Dollars" are to United States Dollars, and references to "HK$" are to Hong Kong Dollars.  References to ADRs and ADSs are to American Depositary Receipts and American Depositary Shares, respectively.  Translations of amounts from Renminbi to US Dollars are solely for the convenience of the reader. Unless otherwise indicated, any translations from Renminbi to US Dollars or from US Dollars to Renminbi were translated at the average rate announced by the People's Bank of China (the "PBOC Rate") on December 31, 2007 of US$1.00 to RMB7.3046.  No representation is made that the Renminbi or US Dollar amounts referred to herein could have been or could be converted into US Dollars or Renminbi, as the case may be, at the PBOC Rate or at all.

References to "A Shares" are to common tradable shares issued to domestic shareholders.

References to the "central government" refer to the national government of the PRC and its various ministries, agencies and commissions.

References to the "Company" , "we", "our" and "us" include, unless the context requires otherwise, Huaneng Power International, Inc. and the operations of our power plants and our construction projects.

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

v

PART I.

ITEM 1     Identity of Directors, Senior Management and Advisers

         Not applicable.

ITEM 2    Offer Statistics and Expected Timetable

         Not applicable.

ITEM 3    Key Information

A.	Selected financial data

Our consolidated balance sheet data as of December 31, 2007 and 2006 and the consolidated income statement and cash flow data for each of the years in the three-year period ended December 31, 2007 are derived from the historical financial statements included herein.  Our consolidated balance sheet data as of December 31, 2005, 2004 and 2003 and income statement and cash flow data for each of the years in the two-year period ended December 31, 2004, are derived from the historical financial statements not included herein.  The Selected Financial Data should be read in conjunction with the consolidated financial statements and "Item 5 - Operating and Financial Review and Prospects".  The financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS").  The Selected Financial Data may not be indicative of future earnings, cash flows or financial position.

	Year Ended December 31,
	2003	2004	2005	2006	2007	2007
RMB and US Dollars in thousands except per share data	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)(1)

Income Statement Data
IFRS

Operating revenue	23,433,572	30,150,602	40,190,004	44,301,403	49,767,849	6,813,220
Sales tax	(45,335)	(32,324)	(113,475)	(148,057)	(139,772)	(19,134)
Operating expenses	(16,315,075)	(23,200,088)	(33,067,563)	(35,594,935)	(41,705,766)	(5,709,521)

Profit from operations	7,073,162	6,918,190	7,008,966	8,558,411	7,922,311	1,084,565
Total financial expenses, net	(544,285)	(739,784)	(1,124,391)	(1,471,304)	(1,874,461)	(256,614)
Investment income, net	10,705	20,554	60,872	128,614	127,281	17,425
(Loss)/Gain on disposal of investments	-	-	-	(19)	545,230	74,642
Share of profits of associates	160,509	312,037	644,376	790,629	586,323	80,268
Other income, net	12,070	18,666	2,385	10,442	12,617	1,727
Profit before tax	6,712,161	6,529,663	6,592,208	8,016,773	7,319,301	1,002,013
Income tax expense	(1,097,859)	(948,734)	(1,044,297)	(1,127,699)	(838,270)	(114,760)
Profit for the year	5,614,302	5,580,929	5,547,911	6,889,074	6,481,031	887,253

Attributable to:
Equity holders of the Company	5,430,408	5,323,876	4,871,794	6,071,154	6,161,127	843,459
Minority interests	183,894	257,053	676,117	817,920	319,904	43,794
Net profit	5,614,302	5,580,929	5,547,911	6,889,074	6,481,031	887,253
Basic earnings per share	0.45	0.44	0.40	0.50	0.51	0.07
Diluted earnings per share	0.45	0.44	0.40	0.50	0.51	0.07

	As of December 31,
	2003	2004	2005	2006	2007	2007
RMB and US Dollars in thousands	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)(1)

Balance Sheet Data
IFRS

Current assets	8,303,195	9,653,653	12,063,175	13,564,516	18,551,059	2,539,641
Property, plant and equipment, net	42,658,365	57,780,410	78,997,297	90,444,225	90,125,919	12,338,242
Available-for-sale investments	254,990	254,990	1,033,225	1,458,759	3,462,158	473,970
Investments in associates	2,766,031	4,328,307	4,593,984	5,418,213	8,731,490	1,195,341
Land use rights and other non-current assets	1,037,859	1,771,916	2,016,144	2,282,884	2,658,583	363,959
Deferred income tax assets	21,311	97,539	64,075	98,429	211,654	28,975
Goodwill	298,876	376,726	671,796	671,796	555,266	76,016
Less: negative goodwill	(1,730,949)	(1,483,670)	--	--	--	--
Total assets	53,609,678	72,779,871	99,439,696	113,938,822	124,296,129	17,016,144
Current liabilities	(9,242,408)	(16,732,953)	(23,107,142)	(26,842,684)	(31,376,561)	(4,295,452)
Non-current liabilities	(9,256,718)	(16,515,006)	(30,188,367)	(36,487,446)	(40,839,926)	(5,590,987)
Total liabilities	(18,499,126)	(33,247,959)	(53,295,509)	(63,330,130)	(72,216,487)	(9,886,439)
Net assets	35,110,552	39,531,912	46,144,187	50,608,692	52,079,642	7,129,705
Total equity	35,110,552	39,531,912	46,144,187	50,608,692	52,079,642	7,129,705

	Year Ended December 31,
	2003	2004	2005	2006	2007	2007
RMB and US Dollars in thousands except per share data	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)(1)
Cash Flow Data
IFRS

Purchase of property, plant and equipment	(3,606,704)	(9,877,553)	(13,842,293)	(15,998,575)	(14,223,310)	(1,947,172)
Net cash provided by operating activities	9,533,289	8,162,701	8,680,850	11,494,713	9,351,600	1,308,584
Net cash used in investing activities	(5,225,080)	(13,650,285)	(15,413,369)	(15,915,542)	(16,257,355)	(2,225,638)
Net cash (used in) / provided by financing activities	(3,182,162)	3,654,467	7,084,653	4,980,356	11,010,828	1,507,383

Other Financial Data
IFRS

Dividend declared per share	0.25	0.25	0.25	0.28	0.30	0.04
Number of ordinary shares ('000)	12,055,342	12,055,383	12,055,383	12,055,383	12,055,383	12,055,383

_____________
(1)
The US Dollar data has been translated from RMB solely for convenience at the PBOC Rate on December 31, 2007 of US$1.00 to RMB7.3046.  See "Item 10 Additional Information — Exchange control for more information on exchange rates between RMB and US Dollars".

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

The on-grid tariffs for our planned output are subject to a review and approval process involving the NDRC and the relevant provincial government. Prior to April 2001, the on-grid tariffs of our planned output were designed to enable us to recover all operating and debt servicing costs and to earn a fixed rate of return. Since April 2001, however, the PRC government has started to gradually implement a new on-grid tariff-setting mechanism based on the operating terms of power plants as well as the average costs of comparable power plants. Pursuant to the NDRC circular issued in June 2004, the on-grid tariffs for our newly built power generating units commencing operation from June 2004 have been set on the basis of the average cost of comparable units adding tax and reasonable return in the regional grid. Any future reductions in our tariffs, or our inability to raise tariffs (for example, to cover any increased costs we may have to incur) as a result of the new on-grid tariff-setting mechanism, may adversely affect our revenue and profit.

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

The on-grid tariff-setting mechanism is evolving with the reforming of the PRC electric power industry. There is no assurance that it will not change in a manner which could adversely affect our business and results of operations. See "Item 4 Information of the Company – B Business Overview – Pricing Policy".

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

In August 2007, General Office of the State Council issued a notice, providing that the energy saving and electricity dispatch shall consolidate with the development of the power market, which optimize the power market. The State Electricity Regulatory Commission is conducting research on how to effectively combine the energy saving and electricity dispatch with the development of the power market, and the detailed measures are still in the process of drafting. Currently, some pilot provinces are actively preparing for the implementation of the policy of energy saving and electricity dispatch.  There can be no assurance that such implementation will not result in any decrease in the amount of the power dispatched of any of our power plants, our operating results could be adversely affected.

The power industry reform may affect our business

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

On April 6, 2007, the PRC State Council issued the Opinions on Implementing Further Reform in Power Industry during the "Eleventh Five-Year Plan" period, or the Implementing Opinions, which confirm the direction of reform and present further guidance.  According to the Implementing Opinions, the government encourages environment protection and renovation and replacement of outdated generating units.  The further reform will not only bring opportunities to power industry but also intensify the competition which may affect our business.

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

Disruption in coal supply and its transportation as well as increase in coal price may adversely affect the normal operation of our power plants

A substantial majority of our power plants are fueled by coal.  We have obtained coal for our power plants through a combination of purchases pursuant to the key contracts and purchases in the open market.  Although we have received sufficient and timely coal supply and transportation services for our operations and have not experienced shutdowns or reduced electricity generation caused by inadequate coal supply or transportation services, there can be no assurance that, in the event of national coal supply shortfalls, our operations will not be adversely affected. For instance, during the first two months in 2008, China's southern region experienced inclement weather caused by rare sleet, which led to the shortage of the coal supply due to, among other things, transportation disruption.  The coal inventory of our power plants in affected regions during that period were negatively affected, although none of our power plants was shutdown due to inadequate coal supply.

In addition, our results of operation are sensitive to the fluctuation of coal price. Since 2003, the continuous increase of coal price has increased our costs substantially and caused our profits to decline. Although the government has established a coal-electricity price linkage mechanism to allow power generation companies to increase their power tariffs to respond to the increase of coal price, the implementation of the mechanism involves significant uncertainties. There is no assurance that we will be able to adjust our power tariff to pass on the increase of coal price to our customers. For a detailed discussion of the coal-electricity price linkage mechanism, see "Item 4 Information of the Company-B Business Overview – Pricing Policy".    Due to the significant increase of the coal price in the first quarter of 2008, we expect the consolidated net profit attributable to the Company's Shareholders for the first quarter of 2008 to decrease by more than 50% compared to the same period of previous year.

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

In addition, from time to time, we may acquire existing power plants from HIPDC, Huaneng Group or other parties.  The timing and the likelihood of the consummation of any such acquisitions will depend, among other things, on our ability to obtain financing and relevant PRC Government approvals and to negotiate relevant agreements for terms acceptable to us.

Substantial capital is required for investing in or acquiring new power plants and failure to obtain capital on reasonable commercial terms will increase our finance cost and cause delay in our expansion plans

An important component of our growth strategy is to develop new power plants and acquire operating power plants and related development rights from HIPDC, Huaneng Group or other companies on commercially reasonable terms.  Our ability to arrange financing and the cost of such financing depend on numerous factors, including general economic and capital market conditions, credit availability from banks or other lenders, investor confidence in us and the continued success of our power plants. For instance, the PRC government has raised the benchmark lending interest rates several times in 2007, in order to control the excessive growth of investment and lending, which had an impact on our control of finance costs.  Although we have historically been able to obtain financing on terms acceptable to us, there can be no assurance that financing for future power plant developments and acquisitions will be available on terms acceptable to us or, in the event of an equity offering, that such offering will not result in substantial dilution to existing shareholders.

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

If the PRC government adopts new and stricter environmental laws and additional capital expenditure is required for complying with such laws, the operation of our power plants may be adversely affected and we may be required to make more investment in compliance with these environmental laws

Our power plants, like all coal-fired power plants, discharge pollutants into the environment. We are subject to central and local government environmental protection laws and regulations, which currently impose base-level discharge fees for various polluting substances and graduated schedules of fees for the discharge of waste substances. These laws and regulations impose fines for violations of laws, regulations or decrees and provide for the possible closure by the central government or local government of any power plant which fails to comply with orders requiring it to cease or cure certain activities causing environmental damage. In 2007, the PRC government issued additional policies on discharge of polluting substances and on desulphurization for coal-fired generating units. Certain provinces have raised the rates of waste disposal fees.  For instance, from July 1, 2007, Jiangsu Province increased the rates of pollutants discharge fees for waste gas from RMB0.6 per pollutant equivalents to RMB1.2 per pollutant equivalents, and the rate for waste water from RMB0.7 per pollutant equivalents to RMB0.9 per pollutant equivalents.  Such increases in the discharge fees and in the environmental protection expenditure will lead to an increase of the operating costs of power plants like ours and may have adverse impact on our operating results.

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

Our business benefits from certain PRC government tax incentives. Expiration of, or changes to, the incentives could adversely affect our operating results

Prior to January 1, 2008, according to the relevant income tax law, foreign invested enterprises were, in general, subject to statutory income tax of 33% (30% corporate income tax and 3% local income tax). If these enterprises are located in certain specified locations or cities, or are specifically approved by State Tax Bureau, a lower tax rate would be applied. Effective from January 1, 1999, in accordance with the practice notes on the PRC income tax laws applicable to foreign invested enterprises investing in energy and transportation infrastructure businesses, a reduced corporate income tax rate of 15% (after the approval of State Tax Bureau) was applicable across the country. We applied this rule to all of our wholly owned operating power plants after obtaining the approval of State Tax Bureau. In addition, certain power plants were exempted from corporate income tax for two years starting from the first profit-making year, after offsetting all tax losses carried forward from the previous years (at most of five years), followed by a 50% reduction of the applicable tax rate for the next three years. The statutory income tax was assessed individually based on each of their results of operations.

On March 16, 2007, the Corporate Income Tax Law of PRC, or the New Corporate Income Tax Law, was enacted, and became effective on January 1, 2008.  The New Corporate Income Tax Law imposes a uniform income tax rate of 25% for domestic enterprises and foreign invested enterprises. Therefore, our power plants subject to a 33% income tax rate prior to January 1, 2008 are subject to a lower tax rate of 25% starting on January 1, 2008. With regard to our power plants entitled to a reduced corporate income tax rate of 15% prior to January 1, 2008, their effective tax rate is being gradually increased to 25% within a five-year transition period commencing on January 1, 2008. Accordingly, the effective tax rate of our wholly-owned power plants will increase over time. In addition, although our power plants currently entitled to tax exemption and reduction under the current income tax laws and regulations will continue to enjoy such preferential treatments until the expiration of the same, newly established power plants will not be able to benefit from such tax incentives, unless they can satisfy specific qualifications, if any, provided by then effective laws and regulations on preferential tax treatment.

Although the State Council f PRC promulgated the implementing rules of the New Corporate Income Tax Law in December 2007, a number of detailed implementing rules are still in the process of promulgation and we are currently unable to accurately evaluate its impact on us. However, the increase of applicable income tax rate and elimination of the preferential tax treatment with regard to certain of our power plants may adversely affect our financial condition and results of operations.  Moreover, our historical operating results may not be indicative of our operating results for future periods as a result of the expiration of the tax benefits currently available to us.

In addition, according to the New Corporate Income Tax Law and its implementation rules, any dividends derived from the revenues accumulated from January 1, 2008 and are paid to the shareholders who are non-resident enterprises in the PRC will be subject to the PRC withholding tax at the rate of 10%. The withholding tax will be exempted if such dividends are from the revenue accumulated before January 1, 2008.  The implementation of such withholding tax remains uncertain, however, we may be required to withhold taxes when paying any dividends to our overseas shareholders who are non-resident enterprises.

If there is a devaluation of Renminbi, our debt burden will increase and the dividend return to our overseas shareholders may decrease

As a power producer operating mainly in China, we collect our revenues in Renminbi and have to convert Renminbi into foreign currencies to (i) repay some of our borrowings which are denominated in foreign currencies, (ii) purchase foreign made equipment and parts for repairs and maintenance, and (iii) pay out dividend to our overseas shareholders.

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

 Risks relating to the PRC

China's economic, political and social conditions as well as government policies could significantly affect our business

As of December 31, 2007, all of our business, assets and operations are located in China.  The economy of China differs from the economies of most developed countries in many respects, including government involvement, level of development, economy growth rate, control of foreign exchange, and allocation of resources.

The economy of China has been transitioning from a planned economy to a more market-oriented economy.  Although the majority of productive assets in China are still owned by the PRC government at various levels, in recent years the PRC government has implemented economic reform measures emphasizing utilization of market forces in the development of the economy of China and a high level of management autonomy.  Some of these measures will benefit the overall economy of China, but may have a negative effect on us.  For example, our operating results and financial condition may be adversely affected by changes in taxation, changes in power tariff for our power plants, changes in the usage and costs of State controlled transportation services, and changes in State policies affecting the power industry.

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

On April 19, 2006, we carried out the reform to convert all non-tradable domestic shares to tradable domestic shares. According to the reform plan, Huaneng Group and HIPDC offered three shares to each holder of A Shares for every ten shares held by them.  The total number of shares offered in connection with the reform was 150,000,000 shares. As a result, all non-tradable domestic shares were permitted to be listed on stock exchange for trading with certain selling restrictions. The period of selling restrictions is sixty months for the non-tradable shares held by Huaneng Group and HIPDC, and one year for most non-tradable shares held by others starting from April 19, 2006. As of March 31, 2008, approximately 6.122 billion of our shares, including our shares held by Huaneng Group and HIPDC, remained subject to selling restrictions. The reform did not affect the rights of shareholders of our overseas listed foreign shares.

As of December 31, 2006, we held 60% equity interest in Sichuan Hydropwer and were its controlling shareholder.  In January 2007, Huaneng Group increased its capital investment in Sichuan Hydropower by RMB615 million, which resulted in that our shareholding in Sichuan Hydropower decreased to 49% and Huaneng Group became the controlling shareholder of Sichuan Hydropower. Starting from 2007, the operating results of Sichuan Hydropower are no longer consolidated into our consolidated financial statements.

On August 9, 2007, we issued unsecured short-term RMB-denominated debentures in the amount of RMB5 billion with a coupon rate of 3.84% and maturity date of 364 days.

On August 23, 2007, our board of directors approved the resolution of issuing corporate bonds of no more than RMB10.0 billion, and such board resolution was later approved by the extraordinary shareholders general meeting held on October 9, 2007.   We issued bonds with maturity of 5 years, 7 years and 10 years in December 2007. The face values of such bonds are RMB1 billion, RMB1.7 billion and RMB3.3 billion with annual coupon rates of 5.67%, 5.75% and 5.90%, respectively.

On December 3, 2007, we entered into a share transfer agreement with HIPDC, pursuant to which we agreed to acquire from HIPDC 60% equity interests of Nanjing Jinling Power Ltd., Co., ("Jinling Power Plant" or "Jinling Power Company"), for consideration of RMB420 million.  We paid the full amount of consideration on December 29, 2007. The acquisition took effect in the same month with satisfaction of all the conditions, payment of the full amount of consideration and the transfer of the related ownership and controlling power.

In December 2007, we susbscribed for and purchased 200 million shares, representing a 9.08% equity interests in Shenzhen Energy Investment Company Limited ("Shenzhen Energy") for consideration of RMB1.52 billion.

On March 25, 2008, we signed a letter of intent with Huaneng Group on the transfer of the equity of SinoSing Power Pte. Ltd. ("SinoSing Power"), which is a wholly-owned subsidiary of Huaneng Group that was established to acquire 100% equity interest in Tuas Power Ltd. from Temasek Holdings (Private) Limited.  Huaneng Group's equity investment in SinoSing Power is US$985 million.

See "Item 5 Operating and Financial Review and Prospects — Liquidity and Cash Resources" for a description of our principal capital expenditures since the beginning of the last three financial years.

B.                       Business overview

We are one of the China's largest independent power producers based on the total attributable generation capacity of 33,723 MW as of March 31, 2008. We wholly own 16 operating power plants and have controlling interests in 13 operating power plants and minority interests in 5 operating power companies. Our power plants are located in 12 of China's provinces: Liaoning, Hebei, Shanxi, Shandong, Henan, Fujian, Jiangsu, Zhejiang, Guangdong, Jiangxi, Gansu, Hunan and in Shanghai and Chongqing Municipalities. In 2007, our power plants had an average availability factor of 93.53% and an average capacity factor of 59.04%. We also have 4,560 MW total generation capacity of construction projects in the same areas.  We believe that these areas where our power plants are located present greater potential for increasing demand for electricity and enjoy the most favorable conditions for running power plants.

In 2007, seven new coal-fired generating units were put into commercial operations with a total installed capacity of 5,000 MW.

In 2007, we achieved good results on safe, reliable and increased power generation. Our total power generation reached 173.7 billion kWh, representing an increase of 13.21% from 2006.  Although the average utilization hours of our coal-fired generating units were decreased to 5,656 hours in 2007 from 6,045 hours in 2006, they were still 340 hours above the industry average and remained at the highest level among power generation companies in China.

In 2007, we continue to take various measures to control our fuel cost, and achieved good results in respect of coal purchase and transportation, quality control and inventory enhancement. The coal purchase under key contracts accounted for 63.3% of our total coal purchases, compared to 62.0% in 2006. Our average unit fuel cost increased by 10.04% from 2006.

We will also continue to leverage our relationship with HIPDC, our controlling shareholder, as well as with Huaneng Group, the controlling shareholder of HIPDC, in respect of acquisition and development of power projects. We have a preferential right to purchase equity interests in existing power plants owned by Huaneng Group and HIPDC and the preferential right on all of their respective future power development projects that we may realistically develop.  Furthermore, we entered into an Entrusted Management Agreement with Huaneng Group and HIPDC in relation to the management of their respective coal-fired power plants.  By entering into the Entrusted Management Agreement, we will further accumulate management experience as a result of the expansion of our operation scale and set a precedent for large-scale and multi-entities entrusted management in the PRC.  Some of these coal-fired power plants could be our potential acquisition targets.  Please see "Item 7 — Major Shareholders and Related Party Transactions" for a detailed description of the Entrusted Management Agreement.

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

Approval process

Prior to July 2004, any project proposal and supporting documents for new power plants must first be submitted to the NDRC for approval and then be submitted to the State Council.  In July 2004, the State Council of the PRC reformed the fixed asset investment regulatory system in China.  Under the new system, new projects in the electric power industry that do not use government funds will no longer be subject to the examination and approval procedure.  Instead, they will only be subject to a confirmation and registration process.  Coal-fired projects will be confirmed by and registered with the relevant department of the central government while non-coal fired power plants will be subject to confirmation and registration by the relevant local government departments.  Under a circular issued by NDRC in September 2004, coal-fired power plants with installed capacity of 1,200 MW or more will be subject to confirmation by the NDRC and the State Council.

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

Import duties

China's general import-tariff level has been declining since China acceded to the WTO in November 2001.  China's average import-tariff rate was reduced annually from 15.3% in 2001 to 9.9% in 2005 and 2006.  Starting from January 1, 2007, the average import-tariff rate was further reduced to 9.8%. In general, China's accession to WTO will bring its import-tariff to a level consistent with the average level of all other WTO members.

Under the relevant PRC laws and regulations, foreign invested enterprises, or "FIE", will be entitled to import duty exemption in respect of self-use imported equipment and raw materials for investment projects that fall into the encouraged category under the Catalogue for the Guidance of Foreign Investment Industries (the "Catalogue").  Pursuant to the current Catalogue effective on December 1, 2007, construction and operation of power stations using integrated gasification combined cycle, circulating fluidized bed with a generating capacity of 300MW or above, pressurized fluided bed combustor with a generating capacity of 100MW or above and other clean combustion technologies belong to the category of encouraged projects.  Therefore, our construction projects that meet the conditions for encouraged projects under the current catalogue are eligible for import-duty exemption for imported generating units.

In addition, pursuant to the Interim Rules to Promote Structural Adjustment of Industries and Guidance Catalogue for Structural Adjustment of Industries issued in December 2005, our power plants  construction projects with independent legal person status belong to an encouraged category of investments, and therefore are eligible for exemption from import duty and related value-added tax with regard to the imported equipments used in such projects, subject to the approval of the relevant government authorities.

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

After a generating unit is constructed, the contractor tests its installation and systems.  Following such tests, the contractor puts the unit through a continuous 168-hour trial run at full load.  After successfully passing the continuous 168-hour test, the unit may commence its commercial operation.

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

Pursuant to the NDRC circular issued in June 2004, on-grid tariffs for newly built power generating units commencing operation from June 2004 should be set on the basis of the average cost of comparable units adding tax and reasonable return in the regional grid. It provides challenges and incentives for power generation companies to control costs for building new generating units.

On March 28, 2005, the NDRC issued the Interim Measures on Regulation of On-grid Tariff, the Interim Measures on Regulation of Transmission and Distribution Tariff, and the Interim Measures on Regulation of End-user Tariff, or collectively the Interim Measures, to provide guidances for the reform of tariff-setting mechanism in the transition period. Under the Interim Measures, tariff is classified into on-grid tariff, transmission and distribution tariff and end-user tariff. Transmission and distribution tariff will be instituted by the government. End-user tariff will be based on on-grid tariff and transmission and distribution tariff.  The government is responsible to regulate and supervise power tariffs in light of the principles of efficiency, incentives, and investment encouragement and taking into consideration of affordability.

In December 2004, the NDRC proposed and the State Council approved to establish a linkage mechanism between coal and power prices, pursuant to which, the NDRC may adjust power tariffs if the change of the average coal price reaches 5% within a period of six months compared with the preceding same period. The change in a period, if less than 5%, will be carried forward to the future periods until the accumulated amounts reach 5%. With a target to encourage power generation companies to reduce cost and improve efficiency, only around 70% of coal price increases will be allowed to pass to end-users through an increase of power tariffs, and power generation companies will bear the remaining 30%. In May 2005, the NDRC activated the coal-electricity price linkage mechanism for the first time to increase on-grid tariffs and end-user tariffs in the northeastern region, central region, eastern region, northwestern region and southern region. We accordingly increased the on-grid tariffs of our power plants in the northeastern region, central region, eastern region and northwestern region on May 1, 2005 and in the southern region on July 15, 2005. In June 2006, the coal-electricity price linkage mechanism was reactivated by the NDRC to increase on-grid tariffs and end-user tariffs in the northeastern region, central region, eastern region, northwestern region and southern region. We accordingly increased the on-grid tariffs of most of our power plants in the same regions on June 30, 2006.

In May 2007, NDRC and the State Environment Protection Administration jointly promulgated Interim Administrative Measures on Electricity Price of Coal-fired Generating Units installed with Desulphurization Facilities and the Operations of Such Facilities, which provided that a premium for desulphurization may be charged on the price of the electricity generated by generating units installed with desulphurization facilities on and from the date on which such desulphurization facilities are tested and accepted by relevant environment protection regulator.  Such pricing policy is also applicable to the old generating units which are installed with desulphurization facilities.  The new measures are more stringent on the regulation of the coal-fired power plants with desulphurization facilities, setting forth the categories under which the price including a desulphurization premium will be offset or otherwise penalized based on the ratio of utilization of the relevant desulphurization facilities on annual basis. As of December 31, 2007, we have completed the installation of desulphurization facilities for 47 generating units with a total capacity of 19,280 MW, representing 51.5% of our controllable power generation installed capacity. We plan to install desulphurization facilities for all of our generating units by 2009.

 Power sales

Each of our power plants has entered into a written agreement with the local grid companies for the sales of its power output.  Generally, the agreement has a fixed term of one year and provides that the annual utilization hours of the power plant will be determined with reference to the average annual utilization hours of the similar generating units connected to the same grid.

In 2003, SERC and the State Administration of Commerce and Industry jointly promulgated a model contract form (the "Model Contract Form") for use by power grid companies and power generation companies in connection with electricity sale and purchase transactions.  The Model Contract Form contains provisions on the parties' rights and obligations, amount of electricity subject to purchase, payment method and liabilities for breach of contract, etc.  We believe that the publication of the Model Contract Form has facilitated the negotiation and execution of electricity purchase contracts between power grid companies and power generation companies in a fair, transparent and efficient manner.  In 2007, most of the agreements entered into between our power plants and the local grid companies were based on the Model Contract Form.

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

Power market in the Northeastern region

The power market in the northeastern region commenced simulated operation on January 15, 2004, and trial operation of monthly and annual bidding in early 2005.  It adopted a model of two-tier tariff system where all the power generated is subject to competitive bidding. Under two-tier tariff system, on-grid tariff includes a capacity tariff and an energy tariff. While the capacity tariff is based on average fixed cost for building a generating unit in the same area and set by the government, the energy tariff is formed by market competition. The northeastern regional power market carried out the trial operation of 2006 annual price bidding in early 2006, and then was suspended. At the end of March 2006, annual price bidding was resumed for a short period of time, but was suspended again afterwards. The bidding results in 2006 were not used in actual settlements. The relevant regulatory authorities are currently in the process of formulating new competitive bidding plans and rules for the northeastern regional power market.

We have three power plants in the Northeast region, namely Dalian Power Plant, Dandong Power Plant and Yingkou Power Plant with a total of 10 generating units and an aggregate generation capacity of 3,940 MW.  All of these power plants consist of generating units with large-capacity and the management has put in place a strong management team to manage these plants.

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

We have eleven power plants in the Eastern region with a total of 36 generating units and an aggregate generation capacity of 15,434 MW.

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

Power market in the other regions

The power market in the southern region continued carrying out the simulated operations in 2007. The plans for establishment of power market in central region, northwestern region and northern region have been formulated, and have been officially issued to the public for comments.
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

The following table sets forth the average power tariff (RMB/MWh) of electric power sold by our power plants, for each of the five years ended December 31, 2007 and the approved power tariff for 2008.

	Year Ended December 31,
	2003	2004	2005	2006	2007		2008
	Average Tariff (1)	Average Tariff (1)	Average Tariff (1)	Average Tariff (1)	Average Tariff (1)		Approved Tariff(1)
Dalian Power Plant	272.69	283.62	317.58	315.95	323.27		324.7
Dandong Power Plant	276.95	289.05	301.67	322.76	330.38		331.8
Yingkou Power Plant	--	315.48	360.09	334.47	343.37		343.8
Fuzhou Power Plant	331.82	365.00	367.06	342.46	369.61		386.5
Shang'an Power Plant	307.94	303.25	319.91	340.22	344.47		350.5
Nantong Power Plant	312.52	325.18	343.00	344.92	339.47		371.3
Nanjing Power Plant	307.31	321.67	340.65	345.56	342.99		363.7
Taicang Power Plant							393.2
Phase I	321.80	341.10	360.00	361.64	359.69		--
Phase II	--	--	--	371.50	358.08		--
Huaiyin Power Plant
Phase I	317.21	330.88	346.43	366.44	N/A	(2)	363.7
Phase II	--	--	373.77	362.26	357.47		390.0
Phase III	--	--	--	362.26	357.47		390.0
Shidongkou I	256.64	285.43	320.30	358.85	369.54		364.21
Shidongkou II	332.85	342.56	357.60	357.08	347.93		364.21
Shantou Power Plant
Phase I	435.17	446.86	462.83	487.55	497.7		497.71
Phase II	--	--	--	446.54	453.2		453.2
Dezhou Power Plant
(Phases I, II & III)	333.34	332.58	349.56	360.68	360.45		369.9
Jining Power Plant
Phases I, II	274.66	299.89	323.41	342.42	310.90		330.9
Phase III	--	299.89	323.41	342.42	370.90		370.9
Weihai Power Plant	386.50	394.06	398.93	402.99	403.00		406.0
Xindian Power Plant
Phases I, II	342.41	320.83	337.25	350.54	379.71		355.9
Phase III	--	--	--	351.90	356.01		354.9
Changxing Power Plant	320.57	351.94	392.83	408.90	428.16		434.3
Yushe Power Plant
Phase I	200.63	282.10	319.37	316.16	332.53		339.4
Phase II	--	282.10	256.00	268.21	274.16		275.4

	Year Ended December 31,
	2003	2004	2005	2006	2007		2008
	Average Tariff (1)	Average Tariff (1)	Average Tariff (1)	Average Tariff (1)	Average Tariff (1)		Approved Tariff(1)

Qinbei Power Plant	--	--	299.77	311.20	311.86		334.2
Jinggangshan Power Plant	--	--	353.90	369.87	366.94		378.0
Yueyang Power Plant
Phase I	--	316.52	341.34	360.88	366.49		387.5
Phase II	--	--	--	363.38	378.91		402.5
Luohuang Power Plant
Phases I, II	--	286.74	300.90	314.87	308.65		322.4
Phase III	--	--	--	337.30	337.30		337.3
Pingliang Power Plant	--	--	211.43	216.27	223.31		232.8
Sichuan Hydropower	--	--	262.52	266.32	N/A	(2)	N/A	(2)
Yuhuan Power Plant	--	--	--	360.95	415.05		419.5
Shanghai CCGT	N/A	N/A	N/A	N/A	N/A		N/A
Jinling Power Plant	--	--	--	--	481.99		520.0

____________
Notes:	(1)	Includes value-added tax.
	(2)	Unit I of Huaiyin Power Plant was shut down in December 2007. Sichuan Hydropower was excluded from our consolidation scope since 2007.

 Fuel supply arrangements

In 2007, all of our power plants were fueled by either coal or gas.

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

From 2002 to 2003, there was no longer official State Plan for coal supplies, but the government continued to coordinate the coal prices at the annual national coal purchase conferences attended by, among others, representatives of each of power companies, coal suppliers, and the railway authorities and sponsored and coordinated by NDRC. Power companies obtain allocations for coal on a plant-by-plant basis. Each of the power plants then signs supply contracts with the coal suppliers, and with the railway and shipping companies for the amount of coal and transportation allocated to them. Starting from 2004, although such annual coal purchase conferences continue to be held, only key contracts are negotiated and executed at such conferences.

In 2005, coal price increased by a substantial amount compared to the same period in 2004. We purchased 68.08 million tons of coal and consumed 66.03 million tons of coal. Of our total coal purchases, 55%  was purchased under the key contracts and medium and long-term agreements, and the remainder was purchased in the open market. The coal purchase price for our company, including transportation costs and miscellaneous expenses, averaged approximately RMB338.03 per ton.

In 2006, the national supply and demand of coal reached equilibrium. We purchased 67.76 million tons of coal and consumed 68.83 million tons of coal. Of our total coal purchases, 62% was purchased under the key contracts, and the remainder was purchased in the open market. The coal purchase price for our company, including transportation costs and miscellaneous expenses, averaged approximately RMB343.73 per ton.

In 2007, the power generation companies and coal suppliers were permitted to negotiate coal price and execute coal purchase contracts. The government will take temporary interventional measures to regulate coal price only in exceptional circumstances. In 2007, we purchased 76.72 million tons of coal and consumed

77.20 million tons of coal. Of the coal purchases in 2007, 63.3% was purchased under the key contracts and the remainder was purchased in the open market.  The coal purchase price for our company, including transportation costs and miscellaneous expenses, averaged approximately RMB417.77 per ton.

We strive to reduce our fuel costs in a number of ways, including seeking to purchase high quality coal at competitive prices directly from coal mines or coal shipment terminals, improving coal storage management and inspection and demanding compensation from suppliers for failure to deliver coal of the specified quantity and quality in accordance with the relevant purchase arrangements.  We have also started to experiment in some of our power plants with a method of mixing different types of coal as a measure of cost reduction. In order to address the shortage of coal supplies, we have entered into seven medium and long-term agreements with major coal suppliers to secure stable prices for our coal supplies from 2005 to 2009.  At the same time, we also increased the percentage of the key coal supply contracts with coal suppliers at the annual national coal purchase conference, the coal purchase price of which is typically lower than the purchase price on open market. Through these measures, we seek to further strengthen the stable coal supplies for our power plants.

We expect the coal required for our planned generation in 2008 to be 82.00 million tons.  As of April 15, 2008, we have entered into coal purchase contracts for a total of 55.89 million tons, with an average purchase price of RMB386.2 per ton.  We anticipate entering into coal purchase contracts for another 9.00 million tons, which, in aggregate with the 55.89 million tons, would account for 80.0% of our coal required in 2008.  During the first two months of 2008, China's southern region experienced inclement weather caused by rare sleet, which lead to the shortage of the coal supply due to, among other things, transportation disruptions. The coal price increased significantly during the two-month period and our coal inventory has decreased. We plan to actively take measures to control our fuel cost in 2008.

Gas

Huaneng Shanghai Combined Cycle Gas Turbine Power Plant ("Shanghai CCGT") is a gas-fired power plant. The gas supply for Shanghai CCGT is transported through the pipeline of "West-East Gas Transport Project".

Huaneng Jinling Combined Cycle Gas Turbine Power Plant ("Jinling Power Plant") is a gas-fired power plant. The gas supply for Jingling Power Plant is transported through the pipeline of "West-East Gas Transport Project".

 Repairs and maintenance

Each of our power plants has a timetable for routine maintenance, regular inspections and repairs.  Such timetables and the procedures for the repairs and maintenance of generating units comply with the relevant regulations promulgated by the former Ministry of Electricity Power.

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

C.              Organizational structure

We are 42.03% owned by HIPDC, which in turn is a subsidiary of Huaneng Group. Huaneng Group was established in 1988 with the approval of the State Council. Huaneng Group also directly holds an 8.75% equity interest in us.  In 2002, Huaneng Group was restructured as one of the five independent power generation group companies to take over the power generation assets originally belonging to the State Power Corporation of China.  Huaneng Group has a registered capital of RMB20 billion and is controlled and managed by the central government.  Huaneng Group is principally engaged in the development, investment, construction, management and operation of energy related projects as well as the production and sale of electricity.  In addition to this core business, Huaneng Group also engages in the development, investment, construction, production and sale of projects and products in the information, transportation, new energy source and environmental industries.

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

The following organizational chart sets forth the organizational structure of HIPDC and us as of April 10, 2008:

Note:	(1)
Huaneng Group indirectly holds 50% equity interests in Pro-Power Investment Limited through its wholly-owned subsidiary, China Huaneng Hong Kong Company Limited, and Pro-Power Investment Limited in turn holds 10% equity interests in HIPDC. As a result, Huaneng Group indirectly holds additional 5% equity interests in HIPDC.

For a detailed discussion of the Company's subsidiaries, see Note 12 to the Financial statements.

D.       Property, plants and equipment

 The following table presents certain summary information on our power plants as of March 31, 2008.

Plant or Expansion		Province/ Municipality	Actual In-service Date(1)	Current Installed Capacity	Ownership	Attributable Capacity	Type of Fuel
(Names as defined below)				(MW)%		MW
Dalian	Phase I	Liaoning	Unit I: Sep. 1988	2 x 350	100%	700	Coal
			Unit II: Dec. 1988
	Phase II		Unit III: Jan. 1999	2 x 350	100%	700	Coal
			Unit IV: Jan. 1999
Dandong		Liaoning	Unit I: Jan. 1999	2 x 350	100%	700	Coal
			Unit II: Jan. 1999
Yingkou	Phase I	Liaoning	Fujian	2 x 320	100%	640	Coal
			Unit II: Dec. 1996
	Phase II		Unit III: Aug. 2007	1 x 600	100%	600	Coal
			Unit IV: Oct. 2007	1 x 600	100%	600	Coal
Fuzhou	Phase I	Fujian	Unit I: Sep. 1988	2 x 350	100%	700	Coal
			Unit II: Dec. 1988
	Phase II		Unit III: Oct. 1999	2 x 350	100%	700	Coal
			Unit IV: Oct. 1999
Shang'an	Phase I	Hebei	Unit I: Aug. 1990	2 x 350	100%	700	Coal
			Unit II: Dec. 1990
	Phase II		Unit III: Oct. 1997	2 x 300	100%	600	Coal
			Unit IV: Oct. 1997
Nantong	Phase I	Jiangsu	Unit I: Sep. 1989	2 x 352	100%	704	Coal
			Unit II: Mar. 1990
	Phase II		Unit III: Jul. 1999	2 x 350	100%	700	Coal
			Unit IV: Oct. 1999
Nanjing		Jiangsu	Unit I: Mar. 1994	2 x 320	100%	640	Coal
			Unit II: Oct. 1994
Taicang	Phase I	Jiangsu	Unit I: Dec. 1999	2 x 300	75%	450	Coal
			Unit II: Apr. 2000
	Phase II		Unit III: Jan. 2006	2 x 600	75%	900	Coal
			Unit IV: Feb. 2006
Huaiyin(2)	Phase I	Jiangsu	Unit II: Aug. 1994	1 x 220	90%	198	Coal
	Phase II		Unit III: Jan. 2005	2 x 330	63.64%	420	Coal
			Unit IV: Mar. 2005
	Phase III		Unit V: May 2006	2 x 330	63.64%	420	Coal
			Unit VI: Sep. 2006
Shidongkou I		Shanghai	Unit I: Feb. 1988	1 x 300	100%	1,270	Coal
			Unit II: Dec. 1988(3)	1 x 325
			Unit III: Sep. 1989(3)	1 x 325
			Unit IV: May 1990	1 x 320
Shidongkou II		Shanghai	Unit I: Jun. 1992	2 x 600	100%	1,200	Coal
			Unit II: Dec. 1992

Shanghai CCGT		Shanghai	Unit I: May 2006	3 x 390	70%	819	Gas
			Unit II: Jun. 2006
			Unit III: Jul. 2006
Shantou	Phase I	Guangdong	Unit I: Jan. 1997	2 x 300	100%	600	Coal
			Unit II: Jan. 1997
	Phase II		Unit III: Oct. 2005	1 x 600	100%	600	Coal
Dezhou		Shandong	Units I: 1992	1 x 330	100%	650	Coal
			Unit II: 1992	1 x 320
			Units III: Jun. 1994	2 x 300	100%	600	Coal
			Unit IV: May 1995
			Units V: Jun. 2002	2 x 700	100%	1,400	Coal
			Unit VI: Oct 2002

Plant or Expansion		Province/ Municipality	Actual In-service Date(1)	Current Installed Capacity	Ownership	Attributable Capacity	Type of Fuel
(Names as defined below)				(MW)%		MW
Jining(2)		Shandong	Unit IV: 1978	1 x 110	100%	110	Coal
			Unit V: Jul. 2003	2 x 135	100%	270	Coal
			Unit VI: Aug. 2003
Weihai		Shandong	Units I: May. 1994	2 x 125	60%	150	Coal
			Unit II: Jan. 1995
			Units III: Mar. 1998	2 x 300	60%	360	Coal
			Unit IV: Nov. 1998
Xindian		Shandong	Unit III: Jan 2002	2 x 225	100%	450	Coal
			Unit IV: Dec 2001
			Unit V: Sep 2006	2x300	95%	570	Coal
			Unit VI: Nov 15
Changxing		Zhejiang	Unit I: Jan. 1992	1 x 135	100%	260	Coal
			Unit II: Aug. 1992	1 x 125
Yuhuan	Phase I	Zhejiang	Unit I: Nov. 2006	2 x 1000	100%	2,000	Coal
			Unit II: Dec. 2006
	Phase II		Unit III: Nov. 2007	1 x 1000	100%	1000	Coal
			Unit IV: Nov. 2007	1 x 1000	100%	1000	Coal
Yushe	Phase I	Shanxi	Unit I: Jun. 1994	2 x 100	60%	120	Coal
			Unit III: Dec 1994
	Phase II		Unit IV: Oct. 2004	2 x 300	60%	360	Coal
			Unit II: Nov. 2004
Qinbei	Phase I	Henan	Unit I: Dec. 2004	2 x 600	60%	720	Coal
			Unit II: Dec. 2004
	Phase II		Unit III: Nov. 2007	1 x 600	60%	360	Coal
			Unit IV: Nov. 2007	1 x 600	60%	360	Coal
Jinggangshan		Jiangxi	Unit I: Dec. 2000	2 x 300	100%	600	Coal
			Unit II: Aug. 2001
Yueyang	Phase I	Hunan	Unit I: Aug. 1991	2 x 362.5	55%	398.75	Coal
			Unit II: Sep. 1991
	Phase II		Unit III: Mar. 2006	2 x 300	55%	330	Coal
			Unite IV: May 2006
Luohuang	Phase I	Chongqing	Unit I: Sep. 1991	2 x 360	60%	432	Coal
			Unit II: Feb. 1992
	Phase II		Unit III: Dec. 1998	2 x 360	60%	432	Coal
			Unit IV: Dec. 1998
	Phase III		Unit V: Dec. 2006	2x600	60%	720	Coal
			Unit VI: Jan. 2007
Pingliang		Gansu	Unit I: Sep. 2000	4 x 300	65%	780	Coal
			Unit II: Jun. 2001
			Unit III: Jun. 2003
			Unit IV: Nov. 2003
Jinling	Phase I	Jiangsu	Unit I: Dec. 2006	1 x 390	60%	234	Gas
			Unit II: Mar. 2007	1 x 390	60%	234	Gas
Notes:

(1)	Commencement of commercial operations. See "Development of Power Plants -- Plant Start-up and Operation".

(2)	The Unit I of Huaiyin Phase I and Unit III of Jinling were shut down in December 2007.

(3)	The installed capacities of Unit II and Unit III of Shidongkou I were expanded to 325 MW in September 2007 and January 2008, respectively.

The following table sets forth certain summary information on our construction projects as of March 31, 2008.

Plant or Expansion	Province/ Municipality	Expected Installed Capacity	Ownership	Attributable Capacity	Type of Fuel
(Names as defined below)		(MW)%		MW
Shang'an Phase III	Hebei	2x600	100%	1,200	Coal
Haimen Phase I	Guangdong	2x1,000	100%	2,000	Coal
Rizhao Phase II	Shandong	2x680	100%	1,360	Coal

The following table presents the availability factors and the capacity factors of our operating coal-fired power plants for the years ended December 31, 2005, 2006, and 2007.

	Availability factor (%)			Capacity factor (%)

	2005	2006	2007	2005	2006	2007
Dalian	97.49	93.96	97.31%	75.29	81.76	83.39%
Dandong	97.09	93.93	96.39%	69.12	80.66	80.58%
Yingkou	93.72	92.04	95.97%	83.48	87.22	73.07%
Fuzhou	93.60	98.37	93.80%	75.14	68.02	66.34%
Shang'an	93.45	91.76	92.42%	74.21	69.38	63.36%
Nantong	93.50	94.32	92.93%	68.32	62.28	67.85%
Nanjing	90.97	93.76	92.61%	70.21	61.56	65.25%
Taicang	95.53	93.22	93.35%	75.51	63.94	68.60%
Huaiyin	94.38	94.16	93.87%	68.49	60.27	55.38%
Shidongkou I	83.35	92.22	89.06%	71.18	70.15	64.35%
Shidongkou II	92.63	97.21	90.58%	75.71	70.45	75.70%
Shantou	92.35	92.51	88.74%	89.80	80.35	70.38%
Dezhou	90.58	92.22	92.21%	65.37	62.48	56.95%
Jining	94.37	94.37	96.08%	65.55	65.61	59.48%
Weihai	95.70	95.18	96.51%	65.64	59.50	54.73%
Xindian	93.29	96.21	85.62%	67.35	60.93	52.03%
Changxing	95.31	95.33	91.18%	84.36	78.25	70.37%
Yushe	92.27	93.16	94.48%	77.37	79.45	81.22%
Qinbei	92.58	90.59	96.72%	70.85	66.84	64.96%
Jinggangshan	93.16	92.74	91.67%	65.96	68.09	67.10%
Yueyang	93.70	95.14	93.24%	71.89	60.39	58.14%
Luohuang	89.44	90.88	91.30%	65.01	69.93	49.62%
Pingliang	95.39	93.08	94.97%	76.80	75.48	77.15%
Yuhuan	----	N/A	94.23%	----	N/A	60.05%

The details of our operating power plants and construction projects as of  March 31, 2008 are described below.

 Power plants in Liaoning Province

Huaneng Dalian Power Plant ("Dalian Power Plant") is located on the outskirts of Dalian, on the coast of Bohai Bay.  Dalian Power Plant, including Phase I and Phase II, has an installed capacity of 1,400 MW and consists of four 350 MW coal-fired generating units which commenced commercial operations in 1988 and 1999 respectively.

The coal supply for Dalian Power Plant is obtained from several coal producers located mostly in Northern Shanxi Province.  The coal is transported by rail from the mines to Qinhuangdao port and shipped by special 27,000 ton automatic unloading ships to the wharf at the Dalian Power Plant.  The wharf is owned and maintained by the Dalian Port Authority and is capable of handling 30,000 ton vessels. Dalian Power Plant typically stores 200,000 tons of coal on site.

In 2007, Dalian Power Plant obtained 47% of its total consumption of coal pursuant to the key contracts and the remainder in the open market.  The weighted average cost of coal for Dalian Power Plant was RMB421.45 (2006: RMB393.67) per ton in 2007.

Dalian Power Plant sells all its electricity through the Liaoning Electric Power Co., Ltd. and the Northeastern Power Grid.  Electricity generated by Dalian Power Plant is delivered to the Liaoning Provincial Power Grid.

Huaneng Dandong Power Plant ("Dandong Power Plant") is located on the outskirts of the city of Dandong in Liaoning. Dandong Power Plant had originally been developed by HIPDC which, pursuant to the Reorganization Agreement, transferred all its rights and interests therein to us effective December 31, 1994.  In March 1997, we began the construction of Dandong Power Plant, which comprises two 350 MW coal-fired generating units.

The coal supply for Dandong Power Plant is obtained from several coal producers in Northern Shanxi Province.  The coal is transported by rail from the mines to Qinhuangdao port and shipped by barge to the Dandong port in Dandong, where it is unloaded and transported to Dandong Power Plant using special coal handling facilities.  The wharf is owned and maintained by Dandong Power Plant and is capable of handling 28,000 ton vessels.  Dandong Power Plant typically stores 220,000 tons of coal on site.

In 2007, Dandong Power Plant obtained 60% of its total consumption of coal pursuant to the key contracts and the remainder in the open market.  The weighted average cost of coal for Dandong Power Plant was RMB379.21 (2006: RMB355.58) per ton in 2007.

All the electricity generated by Dandong Power Plant is delivered to the Liaoning Provincial Power Grid and was sold through the Liaoning Electric Power Co., Ltd. and the Northeastern Power Grid.

Huaneng Yingkou Power Plant ("Yingkou Power Plant") is located in Yingkou City in Liaoning Province.  Yingkou Power Plant Phase I has an installed capacity of 640 MW and consists of 2 x 320 MW supercritical coal-fired generating units which commenced commercial operations in January and December 1996, respectively. Yingkou Power Plant Phase II has an installed capacity of 1,200MW and consists of two 600 MW coal-fired generating units which commenced operations in August and October 2007, resepectively.

The coal supply for Yingkou Power Plant is mainly obtained from Shanxi Province.  In 2007, Yingkou Power Plant obtained 57% of its total consumption of coal pursuant to the key contracts and the remainder in the open market.  The weighted average cost of coal for Yingkou Power Plant was RMB385.60 (2006: RMB360.41) per ton in 2007. Yingkou Power Plant typically stores 200,000 tons of coal on site.

Yingkou Power Plant sells all its electricity through Liaoning Electric Power Co., Ltd. and the Northeastern Power Grid.  Electricity generated by Yingkou Power Plant is delivered to the Liaoning Provincial Power Grid.

 Power plant in Fujian Province

Huaneng Fuzhou Power Plant ("Fuzhou Power Plant") is located on the south bank of the Min River, southeast of the city of Fuzhou. Fuzhou Power Plant, including Phase I and Phase II, has an installed capacity of 1,400 MW and consists of four 350 MW coal-fired generating units which commenced commercial operations in 1988 and 1999, respectively.

The coal supply for Fuzhou Power Plant is obtained from several coal producers located mostly in Northern Shanxi Province.  The coal is transported by rail from the mines to Qinhuangdao port and by ship down to the east coast of China and up to the Min River to a wharf located at Fuzhou Power Plant.  We own and maintain the wharf, which is capable of handling vessels of up to 20,000 tons and of unloading 10,000 tons to 15,000 tons of coal per day.  Fuzhou Power Plant typically stores 180,000 tons of coal on site.

In 2007, the Fuzhou Power Plant obtained 48%  of its total consumption of coal pursuant to the key contracts and the remainder was obtained in the open market.  The weighted average cost of coal for Fuzhou Power Plant in 2007 was RMB437.03 (2006: RMB411.43) per ton.

All the electricity sales of Fuzhou Power Plant are made through the Fujian Electric Power Company, Ltd.  Electricity generated by Fuzhou Power Plant is delivered to the Fujian Provincial Power Grid.

 Power plant in Hebei Province

Huaneng Shang'an Power Plant ("Shang'an Power Plant") is located on the outskirts of Shijiazhuang.  Shang'an Power Plant has been developed in two separate expansion phases.  The Shang'an Power

Plant Phase I has an installed capacity of 700 MW and consists of two 350 MW coal-fired generating units which commenced commercial operations in 1990.  Shang'an Power Plant Phase II shares with the Shang'an Power Plant Phase I certain facilities, such as coal storage facilities and effluence pipes, which have been built to accommodate the requirements of plant expansions.  The Shang'an Power Plant Phase II utilizes two 300 MW coal-fired generating units, which commenced commercial operation in 1997.

The coal supply for Shang'an Power Plant is obtained from numerous coal producers in Central Shanxi Province, which is approximately 64 kilometers from Shang'an Power Plant.  The coal is transported by rail from the mines to the Shang'an Power Plant.  We own and maintain the coal unloading facilities which are capable of unloading 10,000 tons of coal per day.  Shang'an Power Plant typically stores 300,000 tons of coal on site.

In 2007, Shang'an Power Plant obtained 72% of its total consumption of coal pursuant to the key contracts and the remainder was obtained in the open market.  The weighted average cost of coal for Shang'an Power Plant in 2007 was RMB312.26 (2006: RMB297.91) per ton.

Shang'an Power Plant sells all its electricity through the Hebei Electric Power Corporation.  Electricity generated by Shang'an Power Plant is delivered to the Hebei Provincial Power Grid.

 Construction Project in Hebei Province

Shang'an Power Plant Phase III is planned to consist of two 600 MW coal-fired generating units. We own 100% of the equity interests in this project.

 Power plants in Jiangsu Province

Huaneng Nantong Power Plant ("Nantong Power Plant") is located in the city of Nantong. Nantong Power Plant, including Phase I and Phase II, has an installed capacity of 1,404 MW and consists of two 352 MW and two 350 MW coal-fired generating units which commenced commercial operations in 1989, 1990 and 1999, respectively.

The coal supply for Nantong Power Plant is obtained from several coal producers located mostly in Northern Shanxi Province.  The coal is transported by rail from the mines to Qinhuangdao port and then shipped to the Nantong Power Plant. Nantong Power Plant typically stores 300,000 tons of coal on site.

In 2007, Nantong Power Plant obtained 54% of its total consumption of coal pursuant to the key contracts and the remainder was obtained in the open market.  The weighted average cost of coal for Nantong Power Plant in 2007 was RMB425.59 (2006: RMB390.00) per ton.

Nantong Power Plant sells all its electricity through the Jiangsu Electric Power Company.  Electricity generated by Nantong Power Plant is delivered to the Jiangsu Provincial Power Grid.

Huaneng Nanjing Power Plant ("Nanjing Power Plant") has an installed capacity of 640 MW consisting of two 320 MW coal-fired generating units which commenced commercial operations in March and October 1994, respectively.

The coal supply for the Nanjing Power Plant is obtained from several coal producers located in the Shanxi and Anhui Provinces.  The coal is transported by rail from the mines to Yuxikou Port and Pukou Port and shipped to the plant's own wharf facilities.  The wharf is capable of handling 6,000 ton vessels.  Nanjing Power Plant typically stores 120,000 tons of coal on site and consumes 5,000 tons of coal per day when operating at maximum generating capacity.

In 2007, Nanjing Power Plant obtained approximately 14% of its total consumption of coal pursuant to the key contracts and the remainder was obtained in the open market.  The weighted average cost of coal for Nanjing Power Plant in 2007 was RMB427.13 (2006: RMB404.29) per ton.

Nanjing Power Plant sells all its electricity through the Jiangsu Electric Power Company.  Electricity generated by Nanjing Power Plant is delivered to the Jiangsu Provincial Power Grid.

Huaneng Taicang Power Plant ("Taicang Power Plant") is located in the vicinity of Suzhou, Wuxi and Changzhou, which is the most affluent area in Jiangsu Province. Taicang Power Plant is an ancillary facility of the China-Singapore Suzhou Industrial Park and has a total planned capacity of 1,200 MW. Taicang Power

Plant Phase I consists of 2 x 300 MW coal-fired generating units, which commenced operation in December 1999 and April 2000 respectively. Taicang Phase II Expansion consists of two 600 MW coal-fired generating units, which commenced operation in January and February 2006, respectively.

The coal supply for Taicang Power Plant is primarily from Shenhua in Inner Mongolia and Datong in Shanxi Province. In 2007, Taicang Power Plant obtained approximately 43% of its total consumption of coal pursuant to the key contracts and the remainder was obtained in the open market.  The weighted average cost of coal for Taicang Power Plant in 2007 was RMB435.53 (2006: RMB404.15) per ton. Taicang Power Plant typically stores 350,000 tons of coal on site.

Taicang Power Plant sells all its electricity through the Jiangsu Electric Power Company.  Electricity generated by Taicang Power Plant is delivered to the Jiangsu Provincial Power Grid.

Huaneng Huaiyin Power Plant ("Huaiyin Power Plant") is located in the Centre of the Northern Jiangsu Power Grid.  The plant's 2 x 220 MW coal-fired generating units commenced operation in November 1993 and August 1994, respectively.  In order to reduce energy consumption and increase capacity, one generating unit of Huaiyin Power Plant was upgraded in October 2001, which increased the maximum generation capacity of that unit to 220 MW.  In 2002, upgrading of the second generating unit was completed, and the actual generation capacity of Huaiyin Power Plant is 440 MW. In December 2007, Unit I of Huaiyin Power Plant was shut down. The other two 330 MW coal-fired generating units of Huaiyin Power Plant Phase II Expansion have commenced commercial operations in January and March 2005, respectively. Huaiyin Power Plant Phase III consists of two 330 MW coal-fired generating units, and was put into operations in August and September 2006, respectively.

In 2007, Huaiyin Power Plant obtained approximately 40% of its total consumption of coal pursuant to the key contracts and the remainder was obtained in the open market.  The weighted average cost of coal for Huaiyin Power Plant in 2007 was RMB436.08 (2006: RMB398.05) per ton.

The coal supply for the Huaiyin Power Plant is primarily from Anhui Province, Henan Province and Shanxi Province. Huaiyin Power Plant typically stores 180,000 tons of coal on site.

Huaiyin Power Plant sells its electricity to Jiangsu Electric Power Company and delivers its electricity to the Jiangsu Provincial Power Grid.

Huaneng Nanjing Jinling Power Plant ("Jinling Power Plant") is located in Nanjing, Jiangsu, which has an installed capacity of 780 MW. Jingling Power Plant consists of 2 x 390 MW gas-fired generating units, which commenced operation in December 2006 and March 2007, respectively. The gas supply for Jingling Power Plant is transported through the pipeline of "West-East Gas Transport Project".

 Power plants in Shanghai Municipality

Huaneng Shanghai Shidongkou First Power Plant ("Shidongkou I") is located in the northern region of the Shanghai Power Grid.  The plant comprises 2x 325 MW, 1 x 300 MW and 1 x 320 MW coal-fired generating units, which commenced operation in February and December 1988, September 1989 and May 1990 respectively, and has a total installed capacity of 1,270 MW.  The installed capacities of Unit II and Unit III were expanded from 300 MW to 325 MW in September 2007 and January 2008, respectively.

The coal supply for Shidongkou I is primarily from Shanxi Province, Anhui Province and Henan Province. In 2007, Shidongkou I obtained approximately 24% of its total consumption of coal pursuant to the key contracts and the remainder was obtained in the open market.  The weighted average cost of coal for Shidongkou I in 2007 was RMB435.89 (2006: RMB407.68) per ton. Shidongkou I Power Plant typically stores 150,000 tons of coal on site.

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

The coal supply for Shidongkou II is obtained from several coal producers located mostly in Northern Shanxi Province.  The coal is transported by rail from the mines to Qinhuangdao port or Tianjin port and shipped to the plant's own wharf facilities.  The wharf is capable of handling 35,000 ton vessels. Shidongkou II typically stores 180,000 tons of coal on site.

In 2007, Shidongkou II obtained 56% of its total consumption of coal pursuant to the key contracts and the remainder was obtained in the open market.  The weighted average cost of coal for Shidongkou II in 2007 was RMB423.41 (2006: RMB388.05) per ton.

Shidongkou II sells all its electricity through Shanghai Municipal Electric Power Company.  Electricity generated by Shidongkou II is delivered to the Shanghai Municipal Power Grid.

Huaneng Shanghai Combined Cycle Gas Turbine Power Plant ("Shanghai CCGT") is located in Baoshan District of Shanghai Municipality. Shanghai CCGT consists of three 390 MW gas-fired combined-cycle generating units with a total installed capacity of 1,170 MW, which were put into operation in May, June and July 2006, respectively.

The gas supply for Shanghai CCGT is transported through the pipeline of "West-East Gas Transport Project". Shanghai CCGT generates electricity during the peak load periods and sells its electricity through Shanghai Municipal Electric Power Company.

 Power plants in Guangdong Province

Huaneng Shantou Coal-Fired Power Plant ("Shantou Power Plant") had originally been developed and constructed by HIPDC which transferred all its rights and interests therein to us effective on December 31, 1994.  Located on the outskirts of the city of Shantou, Shantou Power Plant was set up with the support of the Shantou municipal government and the Guangdong provincial government.  Shantou Power Plant Phase I consists of two 300 MW coal-fired generating units with boilers, which commenced commercial operation on January 1997. Shantou Power Plant Phase II consists of one 600 MW coal-fired generating unit and commenced operation in October 2005.

The coal supply for Shantou Power Plant is obtained from several coal producers located mostly in the northern area of Shanxi Province.  The coal is transported by rail from the mines to Qinhuangdao port and by ship down the east coast of China to the wharf located at Shantou Power Plant, which is maintained by the Shantou Port Authority and is capable of handling 35,000 ton vessels.  The Shantou Power Plant typically stores 300,000 tons of coal on site.

In 2007, the Shantou Power Plant obtained 45% of its total consumption of coal pursuant to the key contracts and the remainder was purchased in the open market.  The weighted average costs of coal for Shantou Power Plant in 2007 was RMB461.55 (2006: RMB424.69) per ton.

The electricity sales of Shantou Power Plant are made to the Guangdong Power Grid.  Electricity generated by Shantou Power Plant is delivered to the Guangdong Power Grid.

 Construction  Project in Guangdong Province

Huaneng Haimen Power Plant ("Haimen Power Plant Phase I") is planned to consist of two 1,000 MW generating units with a total installed capacity of 2,000 MW. We own 100% of the equity interests in this project.

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

Dezhou Power Plant is approximately 200 km from Taiyuan, Shanxi Province, the source of the plant's coal supply.  The plant is located on the Taiyuan-Shijiazhuang-Dezhou rail line, giving it access to transportation facilities for coal.  In 2007, Dezhou Power Plant obtained approximately 97% of its total consumption of coal pursuant to the key contracts and the remainder was obtained in the open market.  The weighted average cost of coal for Dezhou Power Plant in 2007 was RMB309.34 (2006: RMB282.73) per ton.

The plant is connected to the main trunk rail line at Dezhou by a dedicated 3.5 km spur line owned by us. Dezhou Power Plant typically stores 400,000 tons of coal on site.

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

Jining Power Plant facilities have undergone replacement, renovation and construction as necessary.  Jining Power Plant has higher rates of auxiliary power and coal consumption than many larger and newer plants.  In 2006, Units I and II of Jining Power Plant with a total capacity of 100 MW were put out of operation. In 2007 Unit III of Jining Power Plant with the capacity of 115 MW was put out of operation. As a result, Jining Power Plant currently comprises three coal-fired generating units, with an aggregate installed capacity of 380 MW.  Jingling Power Plant typically stores 100,000 tons of coal on site.

In 2007, Jining Power Plant obtained approximately 82% of its total consumption of coal pursuant to the key contracts and the remainder was obtained in the open market.  The weighted average cost of coal for Jining Power Plant in 2007 was RMB377.64 (2006: RMB345.03) per ton.

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

Weihai Power Plant, developed in two phases, consists of four coal-fired generating units with an aggregate capacity of 850 MW.  Phase I consists of two 125 MW generating units (Units I and II), and Phase II consists of two 300 MW generating units (Units III and IV).  Unit I began commercial operation in May 1994, and Unit II began commercial operation in January 1995. Unit III commenced commercial operation in March 1998.  Unit IV commenced commercial operation in November 1998.

In 2007, Weihai Power Plant obtained approximately 58% of its total consumption of coal pursuant to the key contracts and the remainder was obtained in the open market.  The weighted average cost of coal for Weihai Power Plant in 2007 was RMB407.64 (2006: RMB368.76) per ton.  The coal supply for Weihai Power Plant is obtained from Shanxi Province and Inner Mongolia. Weihai Power Plant typically stores 160,000 tons of coal on site.

Weihai Power Plant sells its electricity through Shandong Electric Power Corporation and delivers its electricity to Shandong Provincial Power Grid.

Huaneng Xindian Power Plant ("Xindian Power Plant") is located in Zibo Municipality of Shandong Province.  Xindian Power Plant currently has an installed capacity of 450 MW and consists of two 225 MW coal-fired generating units which commenced commercial operations in December 2001 and January 2002, respectively. Xindian Power Plant Phase III Expansion consists of two 300 MW generating units with a total installed capacity of 600 MW, which were put into operation in September and November 2006, respectively.

The coal supply for Xindian Power Plant is obtained from several coal producers located mostly in Shanxi Province.  In 2007, Xindian Power Plant obtained 73% of its total consumption of coal pursuant to the key contracts and the remainder in the open market.  The weighted average cost of coal for Xindian Power Plant in 2007 was RMB378.45 (2006: RMB376.67) per ton. Xindian Power Plant typically stores 250,000 tons of coal on site.

Xindian Power Plant sells all its electricity through the Shandong Electric Power Corporation.  Electricity generated by Xindian Power Plant is delivered to the Shandong Provincial Power Grid.

Construction Project in Shandong Province

Huaneng Rizhao Power Plant Phase II ("Rizhao Power Plant Phase II") is planned to consist of two 680 MW generating units with a total installed capacity of 1,360 MW.  We own 100% equity interests in this project.

 Power plants in Zhejiang Province

Huaneng Changxing Power Plant ("Changxing Power Plant") is located at the intersection of Zhejiang Province, Jiangsu Province and Anhui Province.  Changxing Power Plant is a key power plant in northern Zhejiang area.  It has one 125 MW and one 135 MW coal-fired generating units which commence operation in January and August 1992, respectively.

The coal supply for Changxing Power Plant is primarily from Jungar in Inner Mongolia and Xuzhou in Jiangsu Province.  In 2007, Changxing Power Plant obtained approximately 61% of its total consumption of coal pursuant to the key contracts and the remainder was obtained in the open market.  The weighted average cost of coal for Changxing Power Plant in 2007 was RMB420.17 (2006: RMB388.87) per ton. Changxing Power Plant typically stores 80,000 tons of coal on site.

Changxing Power Plant sells its electricity to Zhejiang Provincial Electric Power Company. Changxing Power Plant delivers its electricity to Zhejiang Provincial Power Grid.

Huaneng Yuhuan Power Plant ("Yuhuan Power Plant") is located in Taizhou of Zhejiang Province. Yuhuan Power Plant Phase I consists of two 1,000 MW ultra-supercritical coal-fired generating units with a total installed capacity of 2,000 MW. Unit I and Unit II were put into operations in November 2006 and December 2006, respectively.  Yuhuan Power Plant Phase II consists of two 1,000 MW ultra-supercritical coal-fired generating units with a total installed capacity of 2,000 MW, which commenced operations in November 2007.

The coal supply for Yuhuan Power Plant is primarily obtained from Shanxi Province and Inner Mongolia Autonomous Region. In 2007, Yuhuan Power Plant obtained approximately 69% of its total consumption of coal pursuant to the key contracts and the remainder was obtained in the open market. The weighted average cost of coal for Yuhuan Power Plant in 2007 was RMB438.42 (2006: RMB424.63).  Yuhuan Power Plant typically stores 500,000 tons of coal on site.  Yuhuan Power Plant sells its electricity to Zhejiang Power Grid.

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

Two 300 MW coal-fired generating units of Yushe Power Plant Phase II commenced commercial operations in November and December 2004, respectively.

The coal supply for Yushe Power Plant is obtained from several coal producers located mostly in Shanxi Province. In 2007, Yushe Power Plant obtained approximately 100% of its total consumption of coal from the key contracts. The weighted average cost of coal for Yushe Power Plant in 2007 was RMB257.98 (2006: RMB245.04) per ton. Yushe Power Plant typically stores 500,000 tons of coal on site.

Yushe Power Plant sells all its electricity through the Shanxi Electric Power Corporation.  Electricity generated by Yushe Power Plant is delivered to the Shanxi Provincial Power Grid.

 Power Plant in Henan Province

Huaneng Qinbei Power Plant ("Qinbei Power Plant") is located in Jiyuan City of Henan Province.  Its installed capacity is 2,400 MW which consists of four 600 MW supercritical coal-fired generating units. Two units commenced commercial operations in November and December 2004, and the other two units commenced commercial operation in November 2007.

The coal supply for Qinbei Power Plant is obtained from Shanxi Province.  In 2007, Qinbei Power Plant obtained 13% of its total consumption of coal pursuant to the key contracts and the remainder was obtained in the open market. The weighted average cost of coal for Qinbei Power Plant in 2007 was RMB358.69 (2006: RMB348.59) per ton. Qinbei Power Plant typically stores 270,000 tons of coal on site.

Qinbei Power Plant sells its electricity through the Henan Electric Power Corporation.  Electricity generated by it is delivered to the Henan Provincial Power Grid.

 Power plant in Jiangxi Province

Huaneng Jinggangshan Power Plant ("Jinggangshan Power Plant")  is located in Jian City of Jiangxi Province, has an installed capacity of 600 MW and consists of two 300 MW coal-fired generating units which commenced commercial operation in December 2000 and August 2001 respectively.

The coal supply for Jinggangshan Power Plant is obtained from Henan Province, Anhui Province and Jiangxi Province.  In 2007, Jinggangshan Power Plant obtained 66% of its total coal consumption pursuant to the key contracts and the remainder in the open market.  In 2007, the weighted average cost of coal for Jinggangshan Power Plant was RMB403.71 (2006: RMB382.64) per ton. Jinggangshan Power Plant typically stores 255,000 tons of coal on site.

Jinggangshan Power Plant sells its electricity through the Jiangxi Electric Power Corporation.  Electricity generated by it is delivered to the Jiangxi Provincial Power Grid.

 Power plant in Hunan Province

Huaneng Yueyang Power Plant ("Yueyang Power Plant") is located in Yueyang City of Hunan Province.  Yueyang Power Plant Phase I has an installed capacity of 725 MW and consists of two 362.5 MW sub-critical coal-fired generating units which commenced commercial operation in September and December 1991 respectively. Yueyang Power Plant Phase II consists of two 300MW coal-fired generating units with installed capacity of 600 MW, which were put into operation in March and May 2006, respectively.

The coal supply for Yueyang Power Plant is obtained from Datong in Shanxi Province.  In 2007, Yueyang Power Plant obtained 73% of its total consumption of coal pursuant to the key contracts and the remainder in the open market.  In 2007, the weighted average cost of coal for Yueyang Power Plant was RMB396.05 (2006: RMB388.50) per ton. Yueyang Power Plant typically stores 500,000 tons of coal on site.

Yueyang Power Plant sells its electricity through the Hunan Electric Power Corporation.  Electricity generated by Yueyang Power Plant is delivered to the Hunan Provincial Power Grid.

 Power Plant in Chongqing Municipality

Huaneng Luohuang Power Plant ("Luohuang Power Plant") is located in Chongqing Municipality.  Each of Phase I and Phase II of Luohuang Power Plant has an installed capacity of 720 MW and consists of two 360 MW coal-fired generating units.  The two units in Phase I commenced commercial operation in September 1991 and February 1992 respectively, and the two units in Phase II commenced commercial operation in December 1998.  Luohuang Power Plant Phase III consist of two 600 MW coal-fired generating units with an installed capacity of 1,200 MW, which were put into operations in December 2006 and January 2007, respectively.

The coal supply for Luohuang Power Plant is obtained from Chongqing Municipality.  In 2007, Luohuang Power Plant obtained all of its coal supplies from the key contracts.  In 2007, the weighted average cost of coal for Luohuang Power Plant was RMB261.03 (2006: RMB227.74) per ton. Luohuang Power Plant typically stores 450,000 tons of coal on site.

Luohuang Power Plant sells its electricity through the Chongqing Municipal Power Corporation.  Electricity generated by such plant is delivered to the Chongqing Municipal Power Grid.

 Power plant in Gansu Province

Huaneng Pingliang Power Plant ("Pingliang Power Plant") is located in Pingliang City of Gansu Province.  It has an installed capacity of 1,200 MW and consists of four 300 MW coal-fired generating units which commenced commercial operation in 2000, 2001 and June and November 2003 respectively.

The coal supply for Pingliang Power Plant is obtained from local coal mines. In 2007, Pingliang Power Plant obtained all of its coal supplies from the key contracts. The weighted average cost of coal for Pingliang Power Plant in 2007 was RMB158.00 (2006: RMB137.82) per ton. Pingliang Power Plant typically stores 230,000 tons of coal on site.

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

          In 2007, with the purpose of improving energy usage efficiency, the government implemented a electricity optimized-dispatch policy in Henan Province, Sichuan Province, Jiangsu Province, Guangdong Province and Guizhou Province on a pilot basis, and plans to roll out to others if the trial operation is successful. In addition, in 13 provinces (municipality) of the 18 provinces (municipality) in which we operate power plants, the government's power administrative departments take different electricity plan policies to improve the planned useful hours of the environmental protection and energy convention units.

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

Effective July 1, 2003, all power plants in China became subject to the pollutant discharge levy system, pursuant to which discharge fees are levied based on the actual amount of pollutants discharged.  As a result, all of our power plants are now required to pay discharge fees in such manner. Under this new regulation, the discharge fees for sulphur dioxide were increased annually by RMB0.21 per kilogram from RMB0.21 in 2003 to RMB0.63 in 2005 and 2006.  Discharge fees for nitrous oxide were increased to RMB0.63 per kilogram on July 1, 2004.  The discharge fees for the dust have been RMB0.28 per kilogram since July 1, 2003.  In 2007, certain provinces have raised the rates of waste disposal fees.  For instance, from July 1, 2007, Jiangsu Province increased the rates of pollutants discharge fees for waste gas from RMB0.6 per pollutant equivalents to RMB1.2 per pollutant equivalents, and the rate for waste water from RMB0.7 per pollutant equivalents to RMB0.9 per pollutant equivalents.  In 2005, 2006 and 2007, we paid to the local governments  total discharge fees of approximately RMB376.72 million, RMB432 million and RMB507 million, respectively.

According to the New Emission Standards, promulgated by SEPA and State Technology Supervision Administration with effect from January 1, 2004, more restrictive standards to control sulfur dioxide and nitrous oxide emissions are applicable to all thermal power plant projects for which environmental impact study reports are yet to be approved.  These restrictive standards govern both the total sulfur dioxide emissions from the power plant and the emission density of each chimney. The emission of sulfur dioxide by newly constructed coal-fired power plants is required to be no more than 400mg per standard cubic meter. Due to shortage of low-sulfur content coal, we generally install flue gas desulphurization ("FGD") equipment with all of our newly constructed generating units.

We have gradually carried out sulfur disposal reform on the existing generating units. All of the disposal equipment and facilities for sulfur dioxide, fly ash, waste water and noise in our existing power plants completely satisfy the existing national standard.

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

 Insurance

We currently maintain property all risks insurance and machinery breakdown insurance for all of our power plants, and construction all risks insurance or erection all risks insurance for all of our newly built and expansion projects as well as large-scaled upgrading projects. Our current insurance coverage maintained with PICC Property and Casualty Company Ltd., China Pacific Property Insurance Co., Ltd., Ping An Property and Casualty Insurance Company of China, Ltd. and Yongcheng Property and Casualty Insurance Company on our property, plant and equipment (including construction all risk insurance) is approximately RMB160 billion. In July 2007, we purchased liabilities insurance for our directors and officers with a coverage of US$10 million.

We do not maintain any third party liability insurance to cover claims in respect of bodily injury or property or environment damage arising from accidents on our property or relating to our operation other than the third party additional risk insurance included in construction all risk insurance or erection all risk insurance. We do not usually carry business interruption insurance either, which is not customarily carried by power companies in the PRC. We currently only maintain business interruption insurance for Hanfeng Power Plant acquired in 2004. We believe that our insurance coverage is adequate and is standard for the power industry in China.  Please refer to the section entitled "Risk Factors – Risks relating to the Company and the PRC Power

Industry – Operating power plants involves many risks and we may not have sufficient insurance coverage to cover the economic losses if any of our power plant's ordinary operation is interrupted."

ITEM 4A          Unresolved Staff Comments

None

ITEM 5   Operating and Financial Review and Prospects

A.                      General

The principal activities of the Company are investment, construction, operation and management of power plants. The Company provides stable and reliable electricity supply to customers through the grid companies where the operating plants are located. The Company insists on scientific development, increasing economic efficiency, enhancing returns for shareholders, conserving resources and protecting the environment.  The Company also attaches importance to social responsibilities, and makes active efforts in building up a harmonious society.

Currently, Huaneng Power International, Inc. is one of the largest listed power producers in China. The power generation business of the Company is widely located, covering the Northeast China Grid, the North China Grid, the Northwest China Grid, the East China Grid, the Central China Grid and the South China Grid. Since its incorporation, the operating scale of the Company continued to expand. Its operating revenue continued to increase. Its competitiveness, its ability to manage resources effectively and its environmental protection standards continued to be maintained at an advanced level when compared with its competitors.

Looking back on 2007, China's national economy continued to develop at a very fast pace. China's power industry thus had gained significant development. The demand and supply of electricity has been generally brought into balance. Over the years, the Company oversaw its overall operations with a scientific development view. The Company actively strengthened the management, encouraged innovation, strengthened environmental protection and fuel saving and undertook efforts to fulfill its social responsibilities. The Company reached its targets in various areas, such as production and operation, construction, facilities renovation and environmental protection. In 2007, a number of technically advanced generating units began their commercial operations as scheduled, which enhanced the Company's power supply capacity. In addition, with a number of environmental protection facilities constructed and having commenced their operations as scheduled, the Company's environmental protection ability has been improved. From the period before to after the 2008 Lunar New Year, the rare sleet in southern China has brought significant negative impact on the economy and daily lives of people in this region. Our employees in southern China took their social responsibilities and made significant contributions in the efforts of securing transportation and power supply, by utilizing the Company's advantages in management and organization, personnel quality and equipment functions.

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

Depreciation of property, plant and equipment

Depreciation on property, plant and equipment is calculated using the straight-line method to allocate their cost to their estimated residual values over their estimated useful lives as follows:

	2007	2006
Dam	N/A	45-55 years
Buildings	15-35 years	8-55 years
Electric utility plant in service	7-35 years	4-40 years
Transportation facilities	6-15 years	5-27 years
Others	4-18 years	2.5-18 years

The change of the above range was due to the conversion of Sichuan Hydropower from a subsidiary to an associate.

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

 Newly adopted accounting policies

The following new standard, amendment to standard and interpretation are mandatory for financial year with annual period beginning on or after January 1, 2007 and relevant to the Company and its subsidiaries.

IFRS 7, Financial Instruments: Disclosures and a complementary amendment to International Accounting Standard ("IAS") 1, Presentation of Financial statements – Capital Disclosures.  IFRS 7 introduces new disclosures relating to financial instruments. This standard introduces certain revised disclosure requirements, including the mandatory disclosures on sensitivity analysis for each type of market risk. It replaces IAS 30, Disclosures in the Financial statements of Banks and Similar Financial Institutions, and disclosure requirements in IAS 32, Financial Instruments: Disclosure and Presentation and is applicable to all entities reporting under IFRS. The amendment to IAS 1 introduces disclosures on the objectives, policies and processes for managing capital. Except for an extension of disclosures, the Company and its subsidiaries considered there was no significant impact from adopting IFRS 7 and the amendment to IAS 1 on the financial statements of the Company and its subsidiaries.

International Financial Reporting Interpretation Committee Interpretation ("IFRIC Interpretation") 10, Interim Financial Reporting and Impairment. This interpretation prohibits the impairment losses recognized in a previous interim period on goodwill, investments in equity instruments and investments in financial assets carried at cost to be reversed at subsequent balance sheet dates. The Company and its subsidiaries considered there will be no significant impact from adopting IFRIC Interpretation 10 on the financial statements of the Company and its subsidiaries.

New accounting pronouncements

For a detailed discussion of new accounting pronouncements, see Note 2(w) to the Financial Statements.

B.              Operating results

Our financial statements are prepared under IFRS.  The following management's discussion and analysis is based on the financial information prepared under IFRS.

 Year ended December 31, 2007  compared with year ended December 31, 2006

	For the Year Ended December 31
	2007	2006	Increased/ (Decreased)
	RMB'000	RMB'000%

Operating revenue	49,767,849	44,301,403	12.34

Sales tax	(139,772)	(148,057)	(5.60)

Operating expenses
Fuel	(27,790,310)	(22,608,151)	22.92
Maintenance	(1,534,016)	(1,306,888)	17.38
Depreciation	(7,225,964)	(6,719,158)	7.54
Labor	(2,786,109)	(2,886,767)	(3.49)
Service fees on transmission and transformer facilities of HIPDC	(140,771)	(140,771)	-
Others	(2,228,596)	(1,933,200)	15.28

Total operating expense	(41,705,766)	(35,594,935)	17.17

Profit from operations	7,922,311	8,558,411	(7.43)

Financial expense
Interest income	53,527	51,910	3.12
Interest expense	(2,132,122)	(1,591,033)	34.01
Exchange gain and bank charges , net	204,134	67,819	201.00

Total financial expense, net	(1,874,461)	(1,471,304)	27.40

Share of profits of associates	586,323	790,629	(25.84)

Investment income, net	127,281	128,614	(1.04)

Gain/(Loss) on disposals of investments	545,230	(19)

Other income, net	12,617	10,442	20.83

Profit before income tax expense	7,319,301	8,016,773	(8.70)

Income tax expense	(838,270)	(1,127,699)	(25.67)

Profit for the year	6,481,031	6,889,074	(5.92)

Attributable to:

Equity holders of the Company	6,161,127	6,071,154	1.48
Minority interests	319,904	817,920	(60.89)
	6,481,031	6,889,074	(5.92)

From 2007 onwards, the Company's equity interest in Sichuan Hydropower Ltd. Co ("Sichuan Hydropower") is reduced from 60% to 49%, and therefore the financial statements of Sichuan Hydropower are not consolidated into the Company's financial statements from 2007.

Regarding the power market and the utilization of generating equipment, the rapid growth of power demand rendered a good opportunity for the development of power sector. The Company has seized this opportunity in building and putting into operation a large number of generation units in recent years and therefore reinforced and increased its market share. After excluding the electricity sold by Sichuan Hydropower, the Company recorded an increase of 13.25% on its quantity of power sold compared to the prior year.

In respect of the tariff, the average tariff of 2007 is RMB359.71 per MWh, representing an increase of RMB16.12 per MWh compared to the prior year, which is mainly attributable to the implementation of the coal-electricity price linkage mechanism during the second half of 2006 and the relatively higher tariff for the natural gas-fueled plants.

On fuel supply and costs control, the Company's fuel cost increased as a result of the increase in the coal price of key contracts and high coal purchase prices in the open market. Compared to last year, the Company's unit fuel cost per unit of power sold increased by 10.04%.

Combining the foregoing factors, the operating revenue of the Company and its subsidiaries increased by 12.34% from last year (or 16.08% after excluding Sichuan Hydropower). In 2007, the profit attributable to equity holders of the Company amounted to RMB6.161 billion, up 1.48% from RMB6.071 billion for last year. Such an increase was mainly attributable to the commenced operations of new power units, the adjustment of tariff rate under the "coal-electricity price linkage mechanism" implemented in June 2006, as well as the sale of a portion of the shares of Yangtze Power Co., Ltd. ("Yangtze Power") held by the Company.

Operating revenue

Operating revenue represents amounts receivable or received from power sold.  For the year ended December 31, 2007, the consolidated operating revenue of the Company and its subsidiaries amounted to RMB49.768 billion, representing an increase of 12.34% from RMB44.301 billion in 2006 (or 16.08% after excluding Sichuan Hydropower). The increase in operating revenue is mainly attributable to the operations of new generating units, which contributed RMB7.838 billion to the increase in revenue.

The following table sets forth the average tariff rate of the Company and its subsidiaries, as well as percentage changes from 2006 to 2007.

	Average tariff rate (VAT inclusive) (RMB/MWh)
Power Plant	2006	2007	Change
Dalian	315.95	323.27	2.32%
Fuzhou	342.46	369.61	7.93%
Nantong	344.92	339.47	(1.58%)
Shang'an	340.22	344.47	1.25%
Shantou Coal-fired	467.37	476.26	1.90%
Dandong	322.76	330.38	2.36%
Shidongkou II	357.08	347.93	(2.56%)
Nanjing	345.56	342.99	(0.74%)
Dezhou	360.68	360.45	(0.06%)
Weihai	402.99	403.00	0.00%
Jining	342.42	350.80	2.45%
Shidongkou I	358.85	369.54	2.98%
Taicang	361.64	359.69	(0.54%)
Changxing	408.90	428.16	4.71%
Huaiyin Phase I	366.44	N/A	N/A
Huaiyin Phase II	362.26	357.47	(1.32%)
Xindian	350.54	379.71	8.32%
Yushe	281.47	288.45	2.48%
Yingkou	334.47	343.37	2.66%
Jinggangshan	369.87	366.94	(0.79%)
Luohuang	315.46	319.86	1.39%
Yueyang	361.68	372.19	2.91%
Qinbei	311.20	311.86	0.21%
Pingliang	216.27	223.31	3.26%
Yuhuan	360.95	415.05	14.99%
Taicang II	371.50	358.08	(3.61%)
Xindian II	351.90	356.01	1.17%
Shanghai CCGT	N/A	N/A	N/A
Nanjing Jinling (1)	N/A	481.99	N/A
Consolidated	343.59	359.71	4.69%

(1) Nanjing Jinling refers to Huaneng Nanjing Jinling Power Co., Ltd.

Sales tax

Sales tax mainly consists of taxes associated with value-added tax surcharges. According to relevant administrative regulations, such surcharges include the City Construction Tax and Education Surcharges calculated at prescribed percentages on the amounts of the value-added tax paid. Such surcharges are currently not applicable to direct foreign investments that have been approved by the government, thus, certain power plants of the Company do not have to pay such surcharges. In 2007, the sales tax amounted to RMB140 million, representing an increase of 6.68% after excluding Sichuan Hydropower from 2006, mainly attributable to the increase of the levy base due to the addition of newly operated power plants.  Including Sichuan Hydropower in 2006, sales taxes decreased by 5.60% compared to 2005.

Operating expenses

The total operating expenses of the Company and its subsidiaries in 2007 amounted to RMB41.706 billion, representing an increase of 17.17% from RMB35.595 billion in 2006 (or 19.45% after excluding Sichuan Hydropower).

The increase was mainly attributable to the operations of new generating units, which contributed RMB5.938 billion to the increase in total operating expenses.  Excluding this factor and Sichuan Hydropower, there would be an increase of RMB583 million.

Fuel

Fuel cost represented the major operating expense of the Company and its subsidiaries, which has increased by 22.92% to RMB27.79 billion in 2007 from RMB22.608 billion in 2006. The increase in fuel cost was due to the operations of new generating units, which accounted for RMB4.208 billion of the increase.

As the average price of natural coal increased by 8.74% from RMB343.73 per ton in 2006 to RMB373.76 in 2007, the unit fuel cost per unit of power sold increased by 10.04% to RMB173.10 per MWh.

Maintenance

The maintenance expenses of the Company and its subsidiaries amounted to RMB1.534 billion in 2007, representing an increase of 17.38% from RMB1.307 billion in 2006 (or 22.23% after excluding Sichuan Hydropower).  The increase is mainly due to the operations of new generating units, which contributed RMB233 million of the increase.

Depreciation

Depreciation expenses of the Company and its subsidiaries have increased by 7.54% from RMB6.719 billion in 2006 to RMB7.226 billion in 2007 (or 15.37% after excluding Sichuan Hydropower).  The increase is mainly due to the operations of new generating units, which contributed RMB1.036 billion to the increase.

Labor

Labor costs of the Company and its subsidiaries amounted to RMB2.786 billion in 2007, representing a decrease of 3.49% from RMB2.887 billion in 2006 (no substantial change after excluding Sichuan Hydropower).

Service fees paid to HIPDC

The service fees paid to HIPDC refer to fees paid for use of its grid connection and transmission facilities based on reimbursement of cost plus a profit. There was no significant change of these service fees in 2007 compared to that of 2006.

Other operating expenses

Other operating expenses include expenses such as environmental protection expenses, insurance fee, office expenses and amortization, etc. The other operating expenses of the Company and its subsidiaries amounted to RMB2.229 billion in 2007, representing an increase of 15.28% from RMB1.933 billion in 2006 (or   19.20% after excluding Sichuan Hydropower). The increase is mainly due to the operations of new generating units, which contributed RMB310 million to the increase in other operating expenses.

Financial expenses

Financial expenses include interest income, interest expense, bank charges and net exchange differences.

Interest expense

The interest expense of the Company and its subsidiaries in 2007 amounted to RMB2.132 billion, representing an increase of 34.01% from RMB1.591 billion in last year. The increase was primarily attributable to the expensing of interest upon commencement of commercial operations for the new generating units instead of continued capitalization.

Net exchange differences and bank charges

Net exchange differences and bank charges of the Company and its subsidiaries amounted to RMB204 million in 2007, representing a relatively significant change from the RMB68 million of exchange gain less bank charges in 2006. In 2006, because of the appreciation of RMB against US dollar and Euro, loans denominated in US dollar and Euro generated foreign exchange gain of approximately RMB112 million.  These loans contributed an exchange gains of RMB232 million in 2007, giving rise to an increase in foreign exchange gain of RMB120 million from 2006.  The conversion of Sichuan Hydropower from a subsidiary to an associate brought an investment income of RMB 140 million, which was offset by the decrease of investment income from other associate.

Share of profit of associates

Share of profit of associates in 2007 was RMB586 million, representing a decrease of RMB205 million from RMB791 million in 2006. The decrease of share of profit of associates was primarily due to the decrease in investment income from Shenzhen Energy Group and Shandong Rizhao Power Co. Ltd.,  ("Rizhao Power") by  approximately RMB303 million.

Enterprise Income Tax ("EIT")

The EIT of the Company and its subsidiaries amounted to RMB838 million in 2007, representing a decrease of 25.67% from RMB1.128 billion in 2006 (or 19.91% after excluding Sichuan Hydropower). The decrease in EIT was mainly due to the increase in the profitability from those power plants with lower EIT rates.

Profit for the year, Profit attributable to the Company's equity holders and Minority interests

The profit for the year of the Company and its subsidiaries amounted to RMB6.481 billion in 2007, which represented a decrease of RMB408 million when comparing with  that of RMB6.889 billion in 2006. One reason for this decrease was that equity interest in Sichuan Hydropower was diluted and accounted for using equity method in the consolidated financial statements instead of a full scope of consolidation, and another reason is the offsetting effect of the increased revenue from the operation of the new generating units by the increased operating expenses.  As the weighting of profits from wholly-owned power plants increased, the profit attributable to equity holders of the Company increased slightly from RMB6.071 billion in 2006 to RMB6.161 billion in 2007.  Combining the foregoing factors, the minority interests decreased from RMB818 million in 2006 to RMB320 million in 2007.

 Year ended December 31, 2006  compared with year ended December 31, 2005

	For the Year Ended December 31
	2006	2005	Increased/ (Decreased)
	RMB'000	RMB'000%

Operating revenue	44,301,403	40,190,004	10.23

Sales tax	(148,057)	(113,475)	30.47

Operating expenses
Fuel	(22,608,151)	(21,202,952)	6.63
Maintenance	(1,306,888)	(1,165,374)	12.14
Depreciation	(6,719,158)	(6,167,692)	8.94
Labor	(2,886,767)	(2,487,098)	16.07
Service fees on transmission and transformer facilities of HIPDC	(140,771)	(141,102)	(0.23)
Others	(1,933,200)	(1,903,345)	1.57

Total operating expense	(35,594,935)	(33,067,563)	7.64

Profit from operations	8,558,411	7,008,966	22.11

Financial expense
Interest income	51,910	53,685	(3.31)

	For the Year Ended December 31
	2006	2005	Increased/ (Decreased)
	RMB'000	RMB'000%

Interest expense	(1,591,033)	(1,426,609)	11.53
Bank charges and exchange gain , net	67,819	248,533	(72.71)

Total financial expense, net	(1,471,304)	(1,124,391)	30.85

Share of profits of associates	790,629	644,376	22.70

Investment income, net	128,614	60,872	111.29

Loss on disposal of investments	(19)	-

Other income, net	10,442	2,385	337.82

Profit before income tax expense	8,016,773	6,592,208	21.61

Income tax expense	(1,127,699)	(1,044,297)	7.99

Profit for the year	6,889,074	5,547,911	24.17

Attributable to:

Equity holders of the Company	6,071,154	4,871,794	24.62
Minority interests	817,920	676,117	20.97
	6,889,074	5,547,911	24.17

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

Construction projects achieved the best performance since the Company's formation. Completion of projects and commencement of commercial operation created a solid foundation for the Company to expand its scale of operation, consolidate and increase its market share, and increase its revenue.

The Company has always been committed to social responsibility and harmonious development. In 2006, the average coal consumption for power generation was 316.39 g/kWh, while weighted average self consumption rate of power plants was 5.69%. Both indices stayed at an advanced level when compared to the rest of the power generation industry, which represented the improvement in efficiency of utilization and in saving of resources. The Company always emphasizes environmental protection and has effectively reduced the emission levels of sulphur dioxide, nitrogen oxides, dust and other pollutants by using advanced technology and facilities, such as installing desulphurization facilities and other facilities.

Operating revenue

Operating revenue represents amounts receivable or received from electricity sold. For the year ended December 31, 2006, the consolidated operating revenue of the Company and its subsidiaries amounted to RMB44.301 billion, representing an increase of 10.23 % over RMB40.190 billion in 2005. The increase in operating revenue is mainly due to the commencement of operations of new power plants, which increased the operating scale of the Company. The newly operated power plants (including Shantou Phase II which went into operation in the second half of 2005 and those put into operations in 2006, and thus reference applies hereafter) contributed RMB4.527 billion to the increase in revenue.

The following table sets forth the average tariff rate of the Company and its subsidiaries, as well as percentage changes from 2005 to 2006.

	Average tariff rate (VAT inclusive) (RMB/MWh)
Power Plant	2005	2006	Change
Dalian	317.58	315.95	(0.51%)
Fuzhou	367.06	342.46	(6.70%)
Nantong	343.00	344.92	0.56%
Shang'an	319.91	340.22	6.35%
Shantou Oil-fired	610.73	-	N/A
Shantou Coal-fired	459.12	467.37	1.80%
Dandong	301.67	322.76	6.99%
Shidongkou II	357.60	357.08	(0.15%)
Nanjing	340.65	345.56	1.44%
Dezhou	349.56	360.68	3.18%
Weihai	398.93	402.99	1.02%
Jining	323.41	342.42	5.88%
Shidongkou I	320.30	358.85	12.04%
Taicang	360.00	361.64	0.46%
Changxing	392.83	408.90	4.09%
Huaiyin Phase I	346.43	366.44	5.78%
Huaiyin Phase II	373.77	362.26	(3.08%)
Xindian	337.25	350.54	3.94%
Yushe	273.58	281.47	2.88%
Yingkou	360.09	334.47	(7.11%)
Jinggangshan	353.49	369.87	4.63%
Luohuang	300.90	315.46	4.84%
Yueyang	341.34	361.68	5.96%
Qinbei	299.77	311.20	3.81%
Pingliang	211.43	216.27	2.29%
Sichuan Hydropower	262.52	266.32	1.45%
Yuhuan	-	360.95	N/A
Taicang II	-	371.50	N/A
Xindian II	-	351.90	N/A
Consolidated	331.41	343.59	3.68%

The average tariff rate of the Company and its subsidiaries increased by approximately 3.68% from RMB331.41 per MWh in 2005 to RMB343.59 per MWh. The major reason for such was the implementation of the "Coal-electricity price linkage mechanism", and the tariff of each coal-fired power plant was adjusted accordingly.

Sales tax

Sales tax mainly consists of taxes associated with value-added tax. According to relevant administrative regulations, such additional taxes include the City Construction Tax and Education Tax. The additional taxes are based on the value-added tax that the Company and its subsidiaries paid, a percentage of which will be taken as the additional taxes according to regulations. Such taxes are currently not applicable to direct foreign investments that have been approved by the government, hence certain power plants of the Company do not have to pay such taxes. In 2006, the sales tax increased 30.47% to RMB148 million from RMB113 million in 2005, mainly due to the increased number of power plants that needed to pay such taxes due to the newly operated power plants.

Operating expenses

The total operating expenses of the Company and its subsidiaries increased by 7.64% from RMB33.068 billion in 2005 to RMB35.595 billion in 2006. The increase was attributable to the expansion of the scale of operations and the increase in fuel cost. The newly operated power plants accounted for RMB3.296 billion of the increase in total operating expenses.

Fuel

Fuel cost represented the major operating expenses of the Company and its subsidiaries, which has increased by 6.63% to RMB22.608 billion in 2006 from RMB21.203 billion in 2005. The increase in fuel cost was due to expansion of the scale of operation and increase in fuel price. In 2006, RMB1.235 billion of the increase in fuel cost was due to the increase in the quantities of electricity generated, while the increase in fuel price accounted for RMB0.17 billion of the increase.

As the average price of natural coal increased by 1.69% from RMB338.03 per ton in 2005 to RMB343.73 in 2006, the unit fuel cost per quantity sold (per Mwh) hence increased by 0.75% to RMB157.31.

Maintenance

The maintenance expenses of the Company and its subsidiaries amounted to RMB1,307 million in 2006, representing an increase of 12.14% from RMB1,165 million in 2005. The increase in the maintenance expenses was mainly due to the expansion of scale of operation of the Company.

Depreciation

Depreciation expenses of the Company and its subsidiaries have increased by 8.94% from RMB6.168 billion in 2005 to RMB6.719 billion in 2006. The newly operated power plants accounted for RMB566 million of the increase. Depreciation of the remaining power plants has decreased by RMB15 million from the prior year.

Labor

Labor costs of the Company and its subsidiaries amounted to RMB2.887 billion in 2006, representing an increase of RMB0.4 billion from RMB2.487 billion in 2005. The main reason for the increase in labor costs was that, as a result of the operation of new power plants and the expansion of scale of operations of the Company which contributed the increase of RMB0.261 billion.

Service fees to HIPDC

The service fees paid to HIDPC refer to fees paid for use of its grid connection and transmission facilities based on reimbursement of cost plus a profit. The service fees that were paid to HIPDC in 2006 did not experience significant changes when compared with that of  prior year.

Other operating expenses

Other operating expenses include expenses such as environmental protection, insurance fee, administrative expenses and amortization, etc. The other operating expenses of the Company and its subsidiaries amounted to RMB1,933 million, representing an increase of 1.57% from RMB1,903 million in 2005. The expansion of scale of operations of the Company and the increase in environmental protection fee levy rates caused the environmental protection fee to increase by RMB55 million. The other operating expenses apart from environmental protection fee decreased by RMB25 million as a result of cost control of the Company.

Financial expenses

Financial expenses include the net of interest income, interest expense, bank charges and net exchange differences.

Interest expense

The interest expense of the Company and its subsidiaries in 2006 amounted to RMB1,591 million, representing an increase of 11.53 % from RMB1,427 million in last year. The increase was primarily attributable to the expensing of interest upon commencement of commercial operation for the newly operated power plants instead of continued capitalization.

Bank charges and net exchange differences

Bank charges and net exchange differences of the Company and its subsidiaries amounted to RMB68 million in 2006, representing a relatively significant change from the RMB249 million of exchange gain plus bank charges in 2005. In 2005, RMB appreciated against US dollar and Euro. As a result, loans denominated in US dollar and Euro generated approximately RMB290 million in foreign exchange gain, while in 2006, an exchange gain of RMB112 million resulted, giving rise to a decrease to a foreign exchange gain of RMB178 million.

Share of profit of associates

Share of profit of associates in 2006 was RMB791 million, representing an increase of RMB147 million from RMB644 million in 2005. The increase of share of profit of associates has benefited from the increase in investment income from Shandong Rizhao Power Company Ltd. and the inclusion of investment income from Huaneng Finance in the Company's accounts starting from January 2006.

Enterprise Income Tax ("EIT")

The EIT of the Company and its subsidiaries amounted to RMB1,128 million, representing an increase of 7.99% from RMB1,044 million in 2005. The increase in EIT was mainly caused by the increase of profit.

Profit for the year, Profit attributable to the Company's equity holders and Minority interests

The profit of the Company and its subsidiaries amounted to RMB6.889 billion in 2006, which represented a significant increase when comparing with the profit of RMB5.548 billion in 2005, reflecting that the actual effective implementation of the Company's acquisition and development strategy plays an important role in raising revenue and maintaining profit level. The pace of profit increase was more proportionate than that of the revenue as a result of the effective cost controls implemented by the Company and its subsidiaries. The profit attributable to equity holders of the Company and minority interests increased at similar pace.

C.                      Financial position

 General

Compared with 2006, the assets and liabilities of the Company and its subsidiaries experienced a significant change as a result of the exclusion of Sichuan Hydropower from the consolidation scope, the acquisition of Jinling Power Plant and the continuous investments in construction projects.

 Assets

As of December 31, 2007, the total assets of the Company and its subsidiaries amounted to RMB124.296 billion, representing an increase of 9.09% from RMB113.939 billion in 2006.  Amongst which, non-current assets increased by 5.35% to RMB105.745 billion and current assets increased by 36.76% to RMB18.551 billion. The increase in non-current assets was primarily due to the combination of continuous investments in construction projects, purchase of assets and the appreciation of the stock investment in Yangtze Power and the impact of the exclusion of Sichuan Hydropower from the Company's consolidated financial statements. Current assets increased by RMB4.987 billion from the beginning of 2007. Amongst which, cash and cash equivalents increased by RMB4.105 billion, which was attributable to the unused proceeds from the issuance of "2007 HPI Bonds", while the net increase in accounts receivable amounted to RMB561 million, primarily due to the increase in receivables for power sold generated by the new generating units.

 Liabilities

As of December 31, 2007, the total liabilities of the Company and its subsidiaries amounted to RMB72.216 billion, representing an increase of 14.03% from RMB63.330 billion as of December 31, 2006, mainly due to the increase in loans for the financing of construction projects and the issuance of "2007 HPI Bonds". The non-current liabilities of the Company and its subsidiaries mainly consisted of bank loans, bonds and shareholder's loans, that are of similar terms as bank loans. The current liabilities increased compared with the beginning of the year as a result of an increase in short-term loans.

As of December 31, 2007, total interest-bearing debts of the Company and its subsidiaries amounted to RMB60.535 billion, which included long-term loans (inclusive of current portion), long-term bonds, short-term loans, short-term bonds and notes payable.  Amongst which, liabilities denominated in foreign currencies amounted to approximately RMB4.174 billion.

 Shareholder's equity

Excluding the impact of profit and its appropriation, there was an increase in equity from the beginning to the end of 2007. This was mainly attributable to the appreciation of the stock price of Yangtze Power that recorded in equity.

Major financial position ratios

	2007	2006
Current ratio	0.59	0.51
Quick ratio	0.52	0.43
Ratio of liability and shareholders' equity	1.54	1.46
Multiples of interest earned	3.41	3.87

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

 The current ratio and quick ratio remained at a relatively low level in both years while there was an increase at the end of 2007. The increase in the ratio of liabilities and shareholders' equity at year end compared with the beginning of 2007 was mainly due to the issuance of the "2007 HPI Bonds" and the increase in loans for construction projects. The multiples of interest earned decreased from that of the prior year mainly due to the increase in construction interest expense resulted from the continuous investments in new construction projects.

D.              Liquidity and cash resources

The primary sources of funding for the Company and its subsidiaries have been cash provided by internal funds from operating activities, short-term and long-term loans and proceeds from issuances of bonds, and the primary use of funds have been for working capital, capital expenditure and repayments of short-term and long-term borrowings.

As of December 31, 2007, the net current liabilities of the Company and its subsidiaries totaled RMB12.8 billion.  Based on the successful financing record of the Company, the significant amount of undrawn banking facilities available to the Company and the stable operating results, the Company believes that it will be able to meet its liabilities as and when they fall due and secure the capital required for operations. In addition, the Company will continue to minimize interest expense by issuing short-term  bonds. The Company is confident that it will be able to control the debt level and respective financial risks.

Cash flows from operating activities

	For the Year Ended December 31,
	2007	2006	2005
	RMB'000	RMB'000	RMB'000

Cash flows from operating activities
Profit before income tax expense	7,319,301	8,016,773	6,592,208
Non-cash items adjustments	7,693,424	7,425,755	6,894,680
Changes in working capital	(1,798,882)	(99,402)	(1,778,721)
Interest paid	(2,722,935)	(2,507,354)	(1,965,094)
Interest received	52,825	53,444	52,475
Income tax paid	(1,192,133)	(1,394,503)	(1,114,698)

Net cash provided by operating activities	9,351,600	11,494,713	8,680,850

Net cash provided by operating activities is the main source of cash for the Company. The net cash provided by operating activities amounted to RMB9.352 billion in 2007 which was lower than that of the prior year mainly because of the exclusion of Sichuan Hydropower from the Company's consolidated financial statements. The net cash provided by operating activities amounted to RMB11.495 billion in 2006 which was higher than that of RMB8.681 billion in 2005, mainly due to the increase in the scale of operations.

The Company and its subsidiaries expect the operating activities will continue to provide sufficient and sustained cash flows for the operations and expansion in the future.

Cash flows used in investing activities

	For the year ended December 31,
	2007	2006	2005
	RMB'000	RMB'000	RMB'000
Cash flows from investing activities
Purchase of property, plant and equipment	(14,223,310)	(15,998,575)	(13,842,293)
Proceeds from disposals of property, plant and equipment, net	270,131	32,180	32,098
Prepayments of land use rights	(216,752)	(250,627)	(99,745)
Prepayments of territorial waters use right	(152,409)	-	-
(Increase) / Decrease in other non-current assets	(6,247)	(8,973)	15,766
Decrease in temporary cash investments	-	2,652	9,989
Cash dividend received	518,934	482,609	429,589
Capital injections in associates	(1,654,000)	(174,918)	-
Purchases of financial assets at fair value through profit or loss	(370,189)	-	-

Cash paid for acquiring available-for-sale investments	(449,457)	-	-
Proceeds from trading of available-for-sale investment	603,411	-	-
Cash consideration paid for acquisitions	(485,750)	-	(2,544,998)
Cash from the power plants acquisitions	259,924	-	566,704
Cash outflow upon deemed disposal of Sichuan Hydropower	(322,176)	-	-
Others	(29,465)	110	19,521

Net cash used in investing activities	(16,257,355)	(15,915,542)	(15,413,369)

Net cash used in investing activities amounted to approximately RMB16.257 billion, RMB15.916 billion and RMB15.413 billion in 2007, 2006 and 2005. The increase in net cash used in investing activities in 2007 was mainly due to the increased capital injection in associates offset by the decrease of capital expenditure on construction and renovation. The increase in net cash used in investing activities in 2006 was mainly due to the increase of capital expenditures on construction and renovation offset by no payment for acquisition as in 2005.

Net cash used in investing activities was primarily the capital expenditure used in purchasing and constructing fixed assets. In 2008, the Company will continue invest large amount of capital into the construction of projects.

Cash flows from financing activities

	For the year ended December 31,
	2007	2006	2005
	RMB'000	RMB'000	RMB'000
Cash flows from financing activities
Short-term bonds issuance expense paid	(20,000)	(20,000)	(22,500)
Issuance of short-term bonds	5,000,000	5,000,000	4,862,200
Repayments of short-term bonds	(5,000,000)	(4,862,200)	-
Drawdown of short-term loans	23,898,505	14,458,700	11,657,569
Repayments of short-term loans	(19,771,700)	(13,215,850)	(13,670,000)
Drawdown of long-term loans from Huaneng Group	-	-	2,000,000
Drawdown of long-term bank loans	8,186,176	9,982,982	8,297,018
Repayments of long-term bank loans	(3,282,102)	(3,010,623)	(2,933,870)
Drawdown of other long-term loans	-	40,000	-
Repayments of other long-term loans	(210,873)	(472,154)	(351,118)
Long-term bonds issuance expense paid	(96,356)	-	-
Issuance of long-term bonds	6,000,000	-	-
Net capital injection from minority shareholders of the subsidiaries	116,890	588,708	585,702
Dividends paid to shareholders of the Company	(3,375,507)	(3,013,846)	(3,022,096)
Dividends paid to minority shareholders of the subsidiaries	(434,205)	(495,361)	(318,252)

Net cash provided by financing activities	11,010,828	4,980,356	7,084,653

Net cash inflow provided by financing activities in 2007 amounted to RMB11.011 billion primarily because (i) the Company issued long-term bonds in the amount of RMB6.0 billion,  (ii) our proceeds from bank loans exceeded repayments of bank loans which were offset by dividends by approximately RMB5.7 billion.

Net cash inflow provided by financing activities in 2006 amounted to RMB4.980 billion primarily because our proceeds from bank loans exceeded repayments of bank loans by approximately RMB8 billion. On the other hand, the net cash inflow was partially offset by the dividends of RMB3.014 billion paid to the shareholders of the Company.

Net cash inflow provided by financial activities in 2005 amounted to RMB7.085 billion primarily because our proceeds from bank and other loans exceeded repayments of bank and other loans by approximately RMB5 billion. The net cash inflow was further increased by issuance of short-term bonds in the principal amount of RMB5 billion. On the other hand, the net cash inflow was partially offset by the dividends of RMB3.022 billion paid to the shareholders of the Company.

Cash and cash equivalents

	For the Year Ended December 31,
	2007	2006	2005
	RMB'000	RMB'000	RMB'000
Net increase in cash and cash equivalents	4,105,073	559,527	352,134
Cash and cash equivalents as of the beginning of the year	3,207,192	2,647,665	2,295,531
Cash and cash equivalents as of the end of the year	7,312,265	3,207,192	2,647,665

As of December 31, 2007, the Company's cash and cash equivalents amounted to RMB7.312 billion, of which, cash in RMB accounted for RMB0.528 million, current deposits in RMB accounted for RMB7.311 billion, and current deposits in US dollar accounted for RMB1.111 million.

As of December 31, 2006, the Company's cash and cash equivalents amounted to RMB3.207 billion, of which, cash in RMB accounted for RMB1.327 million, current deposits in RMB accounted for RMB3.204 billion, and current deposits in US dollar accounted for RMB2.153 million.

The Company's cash and cash equivalents as of December 31, 2005 amounted to RMB2.648 billion.

 Capital expenditure and cash resources

Capital expenditures on acquisitions

In December 2007, the Company completed its subscription of 200 million placed shares, or 9.08% equity interest, in Shenzhen Energy Investment Company Limited ("Shenzhen Energy") through the placement arrangement by Shenzhen Energy, for a consideration of RMB1.52 billion.

In December 2007, the Company acquired 60% equity interest of Jinling Power Plant for a consideration of RMB420 million.

In January 2005, the Company paid cash consideration of RMB2.025 billion to acquire 65% equity interest in the Pingliang Power Company and 60% equity interest in Sichuan Hydropower.  At the end of 2005, the Company paid consideration of RMB126 million to Huaneng Group and advanced a payment (which represented an injection of capital) of RMB162 million to Huaneng Finance in order to acquire 20% equity interest in Huaneng Finance.

The Company continues to follow the strategy of a balance between development and acquisition by proactively seeking new acquisition opportunities to ensure the sustainable growth of profitability and shareholders' value. Since there are uncertainties associated with asset acquisition projects and their scales, the level of capital expenditures required are also uncertain. However, the Company believes that its cash flows from operating activities and the sound financing capability should provide it with a sufficient cash supply for asset acquisition projects.

Capital expenditures on construction and renovation projects

The capital expenditures in 2007 amounted to approximately RMB14.701 billion, which was mainly used in construction and renovation projects, including RMB2.608 billion for Yuhuan project, RMB330 million for Luohuang expansion project, RMB220 million for Xindian expansion project, RMB421 million for Shanghai CCGT project, RMB249 million for Huaiyin expansion project, RMB296 million for Yueyang expansion project, RMB1.062 billion for Yingkou expansion project, RMB1.735 billion for Qinbei expansion project, RMB1.614 billion for Shang'an expansion project, RMB1.276 billion for Rizhao expansion project and RMB1.828 billion for Haimen project. The expenditures on construction for other projects amounted to RMB585 million and the expenditures on renovation amounted to RMB2.477 billion.

The capital expenditures on construction and renovation amounted to approximately RMB16.3 billion and RMB13.984 billion in 2006 and 2005, respectively.

The cash resources of the above capital expenditures are mainly from debt financing and cash flows provided by operating activities.

The Company will continue to incur significant capital expenditures in the next few years  and will actively accelerate the development of planned projects based on the principles of commercial viability. The Company will actively engage in new project developments to lay the foundation for its long-term development. The Company expects to finance the above capital expenditures through internal funding, debt financing and cash flows provided by operating activities.

Cash resources and anticipated financing costs

The Company expects the cash resources for capital expenditure and acquisition to be primarily generated from cash flow from operating activities and future debt and equity financing.

Good operating results and credit status provide the Company with strong financing capabilities. As of December 31, 2007, the Company and its subsidiaries had undrawn banking facilities of RMB18.7 billion, which provided the Company with a sufficient level of credit facilities.

As of December 31, 2007, the total short-term loans of the Company and its subsidiaries amounted to RMB11.67 billion (2006: RMB8.162 billion) with interest rates charged between 4.35% and 16.72% (2006:  4.30% and 5.51%) per annum.  In addition, total short-term bonds of the Company and its subsidiaries amounted to RMB5.065 billion.

As of December 31, 2007, the total long-term bank loans of the Company and its subsidiaries amounted to approximately RMB34.732 billion (2006: approximately RMB35.206 billion). These loans included bank borrowings denominated in Renminbi of approximately RMB30.684 billion (2006: approximately RMB30.096 billion), US dollars of approximately US$465 million (2006: approximately US$567 million), and Euros of approximately Euro 61 million (2006: approximately Euro 66 million). Included in these borrowings were approximately US$47 million (2006: US$54 million) of floating-rate borrowings. For the year ended December 31, 2007, the long-term bank borrowings bore interest rates that ranged from 2% to 7.05% (2006: 2% to 6.97%) per annum.

As of December 31, 2007, the total long-term shareholder's loans to the Company and its subsidiaries amounted to RMB2.80 billion (2006: RMB2.80 billion). For the year ended December 31, 2007, these borrowings bore interest rates that ranged from 4.32% to 5.67% (2006: 4.05% to 5.02%) per annum.

As of December 31, 2007, other long-term loans of the Company and its subsidiaries amounted to approximately RMB126 million (2006: approximately RMB424 million). These loans included borrowings denominated in Renminbi of nil (2006: approximately RMB254 million), US dollars of approximately US$10 million (2006: approximately US$13 million) and Japanese Yen of approximately JPY833 million (2006: approximately JPY1.071 billion). Both the US dollar and Japanese Yen borrowings were at floating rates. For the year ended December 31, 2007, these borrowings bore interest rates that ranged from 5.80% to 5.87% (2006: 4.94% to 6.12%) per annum.

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

Other financing requirements

The objective of the Company is to bring long-term, stable and growing returns to the shareholders. In line with this objective, the Company follows a proactive, stable and balanced dividend policy. In 2007, in accordance with the profit appropriation plan of the board of directors of the Company (subject to the approval of the shareholders' meeting), the Company expects to pay a cash dividend of approximately RMB3.617 billion.

Maturity profile of loans

The following table sets forth the maturity profile of the Company's loans as of December 31, 2007.

Maturity Profile
(RMB billions)	2008	2009	2010	2011	2012

Principal proposed to be repaid	21.0	9.7	10.9	4.2	5.2
Interest proposed to be repaid	3.4	2.5	1.8	1.4	1.1
Total	24.4	12.2	12.7	5.6	6.3
_______________

Note:	(1)	This table is prepared according to the amounts in the contracts which have been entered into;

(2)
The amount of the principal to be repaid in 2008 is relatively large  compared to the amount presented in the "Tabular disclosure of contructual obligations and commercial commitments" because this includes expected repayment of short-term loans and short-term bonds.

E.                       Trend information

 The major trend of the electricity power market

          In August 2007, General Office of the State Council issued the “Notice concerning the Interim Measures of Energy Saving and Electricity Dispatch promulgated by the National Development Reform Commission forwarded by the General Office of the State Council” (Guofaban [2007] 53) (the “Notice”). The Notice provided that the energy saving and electricity dispatch shall “consolidate with the development of power market which optimizes the power market”. The State Electricity Regulatory Commission is conducting research on how to effectively combine the energy saving and electricity dispatch with the development of the power market, and the detailed measures are still in the process of drafting. Currently, some pilot provinces are actively preparing for the implementation of the policy of energy saving and electricity dispatch. As the State highly emphasizes energy saving and emission reduction, the related policies will become one of the critical factors for the development trend of the power market.

 The trend of the coal supply in 2008

        Since 2008, the sea freight charges and coal prices of the key contracts have increased significantly compared to those in the same period in 2007. At the end of 2007 and in early 2008, the coal supply experienced shortages and the market price increased significantly. The increases in coal price and the transportation costs bring challenges to the Company in respect of fuel cost control.

The financial foreign exchange market

        The Company has strong capacity, good reputation and sound financing channels both domestically and internationally. The government has raised the benchmark interest rates several times in 2007 in order to control the excessive growth of investments and lending, which has brought an impact to the Company’s control of finance costs. The Company expects to continue to incur significant amount of expenditures for the project developments and environmental protection in the next few years. The sufficient cash inflow of operating activities and the sound financing channels will provide crucial capital resources for such investments. In terms of the impact of the fluctuation of foreign exchange on the Company, as most of the Company’s liabilities denominated in foreign currencies are denominated in U.S. dollar, and only a small portion is denominated in Euro, and Renminbi keeps appreciation trend against U.S. dollar, the Company expects no adverse impact on its operating results.

F.               Employee benefits

As of December 31, 2007, the Company and its subsidiaries had 22,899 employees. The Company and its subsidiaries provided the employees with competitive remuneration and linked such remuneration to operating results as working incentives for the employees. Currently, the Company and its subsidiaries do not have any non-cash remuneration packages.

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

G.              Guarantee on loans and restricted assets

As of December 31, 2007, the balance of the guarantees provided by the Company to Rizhao Power Company, an associate, amounted to RMB86 million.

As of December 31, 2007, restricted bank deposits amounted to RMB220 million, which were mainly deposits for letters of credits.

The Company had no contingent liabilities as of December 31, 2007.

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

I.                Performance of significant investments and their prospects

On April 22, 2003, the Company paid RMB2.39 billion to acquire a 25% equity interest in Shenzhen Energy Group. This investment brought the Company an investment income of RMB270 million in 2007 under IFRS. In December 2007, the Company acquired 200 million shares from a subsidiary of Shenzhen Energy Group, Shenzhen Energy. In addition, Shenzhen Energy acquired most of the assets of Shenzhen Energy Group by issuing and placing new shares and Shenzhen Energy Group will be liquidated when appropriate. Upon its liquidation, the Company will hold a total of 25.01% direct equity interest in Shenzhen Energy. It is estimated that this investment will provide steady investment returns to the Company in the future.

In July 2004, the Company paid RMB1.375 billion to acquire 40% equity interest in Hebei Hanfeng Power Company. This investment brought the Company an investment income of RMB145 million in 2007 under IFRS. It is estimated that this investment will provide steady investment returns to the Company in the future.

As of December 31, 2006, the Company held 60% equity interest in Sichuan Hydropower directly. In January 2007, Huaneng Group increased its capital investment in Sichuan Hydropower by RMB615 million which resulted in the decrease of the Company's equity interest in Sichuan Hydropower to 49%. Huaneng Group became the controlling shareholder of Sichuan Hydropower. This investment brought an investment income of RMB140 million to the Company under IFRS.  It is estimated that this investment will provide steady investment returns to the Company in the future.

J.              Tabular disclosure of contractual obligations and commercial commitments

A summary of payments due by period of our contractual obligations and commercial commitments as of December 31, 2007 is shown in the tables below. A more complete description of these obligations and commitments is included in the Notes to Financial Statements as referenced below.

 As of December 31, 2007

Contractual Cash Obligations
(RMB million)	2008	2009-2010	2011-2012	Thereafter	Total

Long-term Loans from a Shareholder(1)	-	-	-	2,800	2,800
Long-term Bank Loans(1)	4,283	20,528	8,375	6,188	39,374
Other Long-term Loans(1)	36	72	18	-	126
Long-term bonds(2)	-	-	1,000	5,000	6,000
Interest Payments	2,804	4,312	2,453	2,712	12,281
Operating Lease - Head Office(3)	26	-	-	-	26
Operating Lease - Nanjing Power Plant(3)	1	3	3	48	55
Operating Lease - Dezhou Power Plant(3)	30	60	60	342	492
Operating Lease - Shang'an Power Plant(3)	2	4	4	60	70
	7,182	24,979	11,913	17,150	61,224

Other Commercial Commitments
(RMB millions)	2008	2009-2010	2011-2012	Thereafter	Total

Long-term coal purchase contracts(3)	8,760	7,808	-	-	16,568
Long-term gas purchase contract (3)	681	1,362	1,362	7,491	10,896
Other commitments(3)	18,529	35	-	-	18,564
	27,970	9,205	1,362	7,491	46,028

(1) See Note 22 to the Financial Statements, "Long-term Loans".
(2) See Note 23 to the Financial Statements, "Long-term Bonds".
(3) See Note 35 to the Financial Statements, "Commitments".

The Company and its subsidiaries have various defined contribution plans in accordance with the local conditions and practices in the provinces in which they operate.  The Company and its subsidiaries pay fixed contributions into separate entities (funds) and will have no further payments obligations if the funds do not hold sufficient assets to pay all employee benefits relating to employee service in the current and prior periods. Disclosures of the pension plans including the contribution amounts are included in Note 8 to the Financial Statements.

K.     Business Plan

The primary objective of the Company in 2008 is to secure safe, stable and increasing power generation as well as to strengthen cost control. The Company will continue its focus on energy saving and environmental protection; reducing consumptions of individual generating units; and ensuring good results of major economic indicators. The Company will also strengthen project management; speed up the construction of the projects-under-construction of totaling 4,560 MW; and reinforce the project preliminaries and preparation work for new projects totaling over 11,000 MW. Pursuant to the prevailing energy policies of the State and the demand for renewable energy, the Company will, along with the process of developing coal-fired electricity, invest, develop and construct the projects for wind-power and hydro-power. In the future, the Company will actively seek appropriate opportunities for acquiring assets of good quality.

In 2008, the Company strives to generate approximately 200.8 billion kWh in total and to reach average utilization hours of 5,757 hours for its coal-fired generating units. In order to achieve the 2008 operating goals, the Company will take further measures to ensure production safety; improve equipment reliability; strive to expand the markets through reinforced sales and marketing management; increase the utilization hours; and generate more power. The Company will make efforts to control coal purchase prices in response to the soaring prices in the fuel market so as to contain the increase in unit fuel cost within 18% or thereabout. The Company will further exploit potentials to control other costs; explore more revenue and control expenditure; implement measures to save energy and reduce emissions and to increase efficiency of generating units and reduce costs. Moreover, the Company will speed up its project construction and commercial operations in relatively more profitable markets to increase its profitability. The Company will strengthen its research and development and attempt to achieve a breakthrough in the area of renewable energy development in 2008. The Company will strengthen its capital operations, domestically and internationally, and will seek good opportunities and projects for acquisition. On the basis of energy saving, reducing emissions, adjusting structure and enhancing efficiency, the Company strives to achieve the following objectives by 2010: power generation installed capacity of over 60,000 MW; controllable coal supply capacity of 50,000,000 tons/year; port coal storage and transportation and transit capacity of over 40,000,000 tons/year; and ocean coal transportation capacity of over 30,000,000 tons/year.

ITEM 6            Directors, Senior Management and Employees

A.             Directors, members of the supervisory committee and senior management

 Directors

The table below sets forth certain information concerning our directors as of April 10, 2008. The current term for all of our directors is three years, which will expire in May 2008.

Name	Age	Position with us
Li Xiaopeng	49	Chairman of the Board of Directors
Huang Yongda	51	Vice Chairman of the Board of Directors
Huang Long	55	Vice Chairman of the Board of Directors
Na Xizhi	55	Director, President
Wu Dawei	55	Director
Shan Qunying	55	Director
Ding Shida	60	Director
Xu Zujian	54	Director
Liu Shuyuan	58	Director
Qian Zhongwei	70	Independent Director
Xia Donglin	47	Independent Director
Liu Jipeng	52	Independent Director
Wu Yusheng	52	Independent Director
Yu Ning	54	Independent Director

Li Xiaopeng, aged 49, has served as Chairman of the Company since April 8, 1999. He also serves as President of Huaneng Group as well as Chairman and President of HIPDC. Mr. Li is a senior engineer.  He served as Vice President, President and Vice Chairman of the Company as well as Vice President, President and Vice Chairman of HIPDC, Chairman of Huaneng Group and Vice President of State Power Corporation. Before joining HIPDC, he had successively served as Engineer of the Power System Research Division, as Deputy Division Chief of the Planning and Operations Division, and as General Manager of the Power Technology and Economic Research Division, Electric Power Research Institute. He graduated from the North China Institute of Electric Power specializing in power plants and power systems, holding a bachelor's degree. He is a senior engineer.

Huang Yongda, aged 51, has served as Vice Chairman of the Company since May 11, 2005. He also serves as vice President of Huaneng Group. Mr. Huang is a senior accountant.  He served as Deputy Director of the Economic Moderation and State Asset Supervision Office of Ministry of Power Industry, Deputy Director of the General Office of the Ministry of Power Industry, Deputy Officer of the Finance and Asset Management Department of State Power Corporation, Deputy Director of the Power Department of the State Economic and Trade Commission, President of Jiangxi Province Power Corporation, Vice President of HIPDC, Chairman of Xi'an Thermal Industrial Research Institute Limited Company ("Xi'an Thermal"), Chairman of Huaneng Capital Services Limited Company (Huaneng Capital Service), and President of the Company. He graduated from  Renmin University of China  with a master's degree  in industrial financial accounting.

Huang Long, aged 55, has served as Vice Chairman of the Company since March 7, 2006. He also serves as Vice President of Huaneng Group. Mr. Huang is a senior engineer.  He served as Deputy General Manager and General Manager of the International Co-operation Department, Vice President and Secretary to the Board of the Company.  He graduated from North Carolina State University in the U.S. with a M.S. degree in communications and auto-control.

Na Xizhi, aged 55, has served as a Director of the Company since May 12, 2005 and President of the Company since March 7, 2006. Mr. Na is a professor-level senior engineer.  He served as Deputy Manager of the Power Generation Department, General Manager of the Operation Department, General Manager of the Power Safety and Production Department, Deputy Chief Engineer and Vice President of Huaneng Group. He graduated from Wuhan Hydroelectric University, specializing in thermal power with a master degree in engineering.

Wu Dawei, aged 55, has served as a Director of the Company since May 11, 2005. He also serves as Deputy Chief Engineer of Huaneng group and President of Huaneng Group East China Branch Company.  Mr. Wu is a professor-level senior engineer.  Since joining the Company in 1988, he has served as Deputy General Manager of Huaneng Shanghai Shidongkou Second Power Plant, Deputy General Manager of Shanghai branch of the Company, General Manager of Huaneng Shanghai Shidongkou Second Power Plant. He has obtained a MBA degree from the China Europe International Business School.

Shan Qunying, aged 55, has served as a Director of the Company since June 6, 2006. He also served as Vice President of Hebei Provincial Construction Investment Company.  Mr. Shan is a senior engineer.  He served as Division Chief of 9the Energy and Transportation Division of Hebei Provincial Construction Investment Company. He graduated from Beijing Steel Institute specializing in automation, holding a bachelor's degree.

Ding Shida, aged 60, has served as a Director of the Company since November 17, 2005. He also serves as President of Fujian Investment Enterprise Group Corporation, General Manager of Fujian Investment Enterprise Group Corporation, Chairman of Minxin Group Limited (a Hong Kong listed company), Director, Executive Director and Vice Chairman of Xiamen International Bank, Director and Executive Director Chairman of Macau International Bank, and Chairman of Hong Kong Guixin Limited.  Mr. Ding is a senior economist.  He served as Secretary of the Party Committee of Shanghang County, member of the Party Committee of Longyan Region, Secretary of the Party Committee of Longyan City, General Manager of Fujian Provincial Construction Materials Corporation.  He graduated from the China Academy of Social Sciences, specializing in agricultural economics management and was conferred a doctoral degree in management.

Xu Zujian, aged 54, has served as a Director of the Company since June 6, 2000. He also served as a Director and Vice President of Jiangsu Province Guoxin Asset Management Group Limited Company, and Chairman of Jiangsu Investment Management Co. Ltd.  Mr. Xu is a senior economist.  He served as Vice President of Jiangsu Provincial International Trust & Investment Corporation, and President of Jiangsu Provincial Investment & Management Limited Liability Company. He graduated from Liaoning Finance Institute specializing in infrastructure finance, holding a bachelor's degree.

Liu Shuyuan, aged 58, has served as a Director of the Company since September 28, 2004. He also serves as Chairman of Liaoning Energy Investment (Group) Limited Liability Company.  Mr. Liu is a senior economist and senior professional manager.  He served as Deputy General Manager of Liaoning Provincial Trust &Investment Corporation, a Director, Vice President and President of Liaoning Chuangye (Group) Limited Liability Company (Liaoning Energy Corporation), and a Director and General Manager of Liaoning Energy Investment (Group) Limited Liability Company. He graduated from Liaoning Province Communist Party School with a master's degree in economic management.

Qian Zhongwei, aged 70, has served as an Independent Director of the Company since May 15, 2002.  Mr. Qian is a professor-level senior engineer.  He served as Deputy Chief Engineer, Chief Engineer and Deputy Chief of the Eastern China Power Industry Management Bureau, Chief of Shanghai Electricity Bureau, Chief of Easter China Power Administration Bureau, and President of Easter China Power Group Company.  He graduated from the electrical engineering department of Tsinghua University, holding a bachelor's degree of high voltage engineering.

Xia Donglin, aged 47, has served as an Independent Director of the Company since December 23, 2002. Mr. Xia is a Professor and Ph.D tutor of the School of Economics and Management, Tsinghua University.  He is also an Advisory Specialist of the Accounting Standard Committee of the Ministry of Finance, Deputy Secretary-General of China Accounting Society, and an Independent Director of Zhejiang Zhongda Company and other companies.  Mr. Xia is a certified public accountant (non-practising member).  He served as Head of Accounting Department of School of Economics and Management, Tsinghua University. He graduated from the Finance and Administration Science Research Institute of Ministry of Finance, specializing in accounting and was awarded a Ph. D. degree of Economics.

Liu Jipeng, aged 52, has served as an Independent Director of the Company since September 28, 2004. He also serves as Chairman of Beijing Standard Consulting Company, a professor of Law and Economic Research Center of China University of Political Science and Law.  Mr. Liu is a certified accountant.  He graduated from the Economic Department of the graduate School of China Academy of Social Science with a master's degree in economics.

Wu Yusheng, aged 52, has served as an Independent Direct of the Company since May 11, 2005.  He also serves as Deputy Information Engineer of Technology Department of State Grid Corporation of China.  Mr. Wu is a professor-level senior engineer.  Mr. Wu served as Deputy Director and Senior Engineer of Electric Grid Department of China Electric Power Research Institute and Deputy Chief Engineer, Deputy Dean and Dean of China Electric Power Research Institute and Deputy Chief Engineer and Director of Technology Department of State Grid Corporation of China. He graduated from Postgraduate School of China Electric Power Research Institute with a master's degree in electric power system and automation.

Yu Ning, aged 54, has served as an Independent Director of the Company since May 11, 2005. He is also President of All China Lawyers Association, a part-time professor at Peking University, a mentor for master postgraduates at Tsinghua University Law School and a practicing lawyer at Beijing Times Highland Law Firm.  Mr. Yu is a lawyer.  He served as Deputy Director and Director of the Central Commission for Discipline Inspection of the Communist Party of China. He graduated from Peking University specializing in economic law with a master degree.

Supervisors

The table below sets forth certain information concerning our supervisors as of April 10, 2008. The current term for all of our supervisors is three years, which will expire in May 2008.

Name	Age	Position with us
Guo Junming	43	Chairman of the Supervisory Committee
Yu Ying	53	Vice Chairman of the Supervisory Committee
Gu Jianguo	42	Supervisor
Shen Zongmin	54	Supervisor
Zou Cui	55	Supervisor
Wang Zhaobin	53	Supervisor

Guo Junming, aged 43, has served as Chairman of the Board of Supervisors of the Company since January 18, 2006. He also serves as Chief Accountant of Huaneng Group.  Mr. Guo is a senior accountant.  He served as Deputy Manager of the Finance Department of Huaneng Group, Vice President and President of China Huaneng Finance Corporation Limited ("Huaneng Finance"), President of Huaneng Capital Services, Deputy Chief Accountant and Manager of Finance Department of Huaneng Group. He graduated from Shanxi Finance and Economic Institute specializing in business finance and accounting

Yu Ying (Ms.), aged 53, has served as Vice Chairman of the Company's Supervisory Committee since May 11, 2005. She also serves as President of Dalian Municipal Investment Corporation.  Ms. Yu is a senior economist.  She served as Vice Director of Social Affair Department of Dalian Municipal Planning Commission and Director of Fixed Assets Investment Department of Dalian Municipal Development and Planning Commission, Assistant to President of Dalian International Trusts Investment Corporation and Chairnan and President of Dalian State-owned Asset Management Limited Company. She graduated from Liaoning University of Finance and Economics, specializing in finance and credit, with a master degree in Economics.

Gu Jianguo, aged 42, has served a supervisor of the Company since November 17, 2005. He also serves as President of Nantong Investment & Management Limited Company.  Mr. Gu is an economist.  He served as Deputy Chief and Chief of General Department, Investment Department, Finance Department and Foreign Economic Affairs Department of the Nantong Municipal Planning Committee; Vice President of Nantong Ruici Investment Limited Company; General Secretary of the Party Committee and Executive Director of Ruici Hospital; President of Ruici (Maanshan) Development Limited Company; Chairman and President of Nantong Zhonghe Guarantee Limited Company and Chief Officer of Nantong Municipal Investment Management Centre and President of Nantong Xinhongji Investment Management Limited Company. He graduated from Nanjing Aviation University, holding a bachelor's degree.

Shen Zongmin, aged 54, has served as a supervisor of the Company since December 23, 2002. He also serves as President of Shantou Electric Power Development Corporation.  Mr. Shan is a senior corporate culture specialist.  He served as Vice President of Shantou Electric Power Development Corporation and Chairman of Shantou Power Development Stock Company; President of Shantou Electric Corporation and Chairman of Shantou Power Development Joint Stock Company. He graduated from Macau Technology University with a MBA degree.

Zou Cui (Ms.), aged 55, has served as a Supervisor and Senior Consultant of the Company since May 11, 2005. She also served as Senior Consultant of the Company.  She also serves as Manager of the Human Resources Department of the Company.  Ms. Zou is a senior engineer.  She served as Deputy Chief and Chief of the Personnel Division of the Human Resources Department of HIPDC, Deputy Manager  and Manager of the Human Resources Department and Deputy Manager of the Supervision and Auditing Department of the Company. She graduated from Xi'an Jiaotong University specializing in computer science, holding a bachelor's degree.

Wang Zhaobin, aged 53, has served as a Supervisor of the Company since May 11, 2005. He also serves as Manager of the Administration Department of the Company.  Mr. Wang is a corporate culture specialist.  He served as Chief of the Corporate Culture Division of the Human Resources Department, Chief of the Retirement Department of HIPDC, Deputy Secretary of the Party Committee, Secretary of the Discipline Inspection Committee and Chairman of the Labor Union of HIPDC Beijing Branch Company, and Manager of the Policy Division of the Company. He graduated from Beijing Municipal Communist Party School, specializing in economic management, holding a bachelor's degree.

Other Executive Officers

Liu Guoyue, aged 45, has served as Vice President of the Company since September 19, 2001.  Mr. Liu is a senior engineer.  He served as Deputy General Manager (Deputy Director) and General Manager (Director) of Huaneng Shijiazhong branch company (Shang'an Power Plant) and Director of Huaneng Dezhou Power Plant. He graduated from Beijing University with a master degree (EMBA) in business administration.

Qu Xiaojun (whose resignation as Vice President was approved by the fifth session of the Board of Directirs on January 3, 2008), aged 50, was then the Vice President of the Company.  He served as Deputy Secretary of the Party Committee, Secretary of the Discipline Inspection Committee and Chairman of the Labor Union of HIPDC Beijing Branch Company, and Deputy Manager and Manager of the Personnel and Labor Department, Manager of the Human Resources Department and Chief of the Disciplinary Division of the Company. Before joining the Company, he was the Deputy Manager of Electricity Technology Research Institute Services Company and Supervising Officer of the Supervisory Division of Energy Department, and a Director of second Supervisory Division of Power Department. He graduated from Central Communist Party School specializing in economic management.

Huang Jian (whose resignation as Vice President and resignation as the secretary to the Board of Directors were approved at the 13th meeting of the fifth session of the Board of Directirs on October 23, 2007 and December 20, 2007, respectively), aged 46, was the Vice President and Secretary to the Board of the Company.  Mr. Huang is a senior accountant.  He served as Deputy Division Chief and Division Chief of the Financial Affairs Department of the Company, Chief Accountant of HIPDC Beijing Branch Company, Deputy Manager of the Financial Affairs Department of the Company, and Deputy Chief Accountant and Chief Accountant of the Company. Mr. Huang graduated from the Finance and Administration Science Research Institute of Ministry of Finance, specializing in accounting and was awarded a master's degree of Economics.

Lu Dan (Ms.) (whose resignation as Vice President was approved at the 13th meeting of the fifth session of the Board of Directirs on August 14, 2007), aged 52, was the Vice President of the Company.  Ms. Lu is a professor-level senior engineer.  She served as Deputy Manager of the General Planning Department of Huaneng Power Generation Company, Assistant to Manager of the General Planning Department, Deputy Manager of the Planning Development Department, Deputy Manager of the General Planning Department of Huaneng Group, Manager of the Planning Development Department of the Company, and Assistant to President of the Company. She graduated from Beijing University of Chemical Technology with a bachelor's degree specializing in chemical engineering and machinery.

Fan Xiaxia, aged 46, has served as Vice President of the Company since March 7, 2006.  Mr. Fan is a senior engineer.  He served as Deputy Chief of the General Administration Division of the Engineering Department of HIPDC, Deputy Chief of the Construction Management Department, Deputy General Manager of the Company's Nantong Branch Company, Deputy Manager of the Construction Management Department of HIPDC, Deputy Manager and Manager of the International Co-operation and Business Department of the Company, Manager of the Construction Management Department of the Company, Assistant to President of the Company and General Manager of the Company's Zhejiang Branch Company. He graduated from Beijing Construction Institute with a bachelor degree specializing in civil architecture.

Gu Biquan, aged 51, the Vice President and secretary to the Board of Directors of the Company. He is an engineer. He was Deputy Chief and Chief of Securities and Investment Department, Chief and Deputy Manager of the Secretariate of the Administration Department of HIPDC, and Manager of Securities and Investment Department, Assistant to the President, Manager of Administration Department of the Company. He also served as Deputy Chief of Power Development Department of Huaneng Group, Vice President and secretary to the Board of Directors of HIPDC. He graduated from Beijing Boardcasting Television University, specializing in electronic engineering.

Zhou Hui (Ms.), aged 45, has served as Chief Accountant of the Company since March 7, 2006. Ms. Zhou is a senior accountant.  She served as Deputy Chief and Chief of the Financial Management Division of the Finance Department of HIPDC, Deputy Manager and Manager of the Company's Finance Department, and Deputy Chief Accountant, Chief Accountant of the Company. She graduated from Renmin University of China with a master's degree in financial accounting.

B.             Compensation for Directors, Supervisors and Executive Officers

The table below sets forth the compensation on individual basis for the directors, supervisors and other executive officers for the year ended December 31, 2007:

Name	Position with the Company	Remuneration paid by the Company in 2007
		(RMB in thousand)

Directors
Mr. Li Xiaopeng	Chairman of the Board of Directors	-
Mr. Huang Yongda	Vice Chairman of the Board of Directors	-
Mr. Huang Long	Vice Chairman of the Board of Directors	-
Mr. Na Xizhi	President	1,046
Mr. Wu Dawei	Director	791
Mr. Shan Qunying	Director	40
Mr. Ding Shida	Director	40
Mr. Xu Zujian	Director	40
Mr. Liu Shuyuan	Director	40
Mr. Qian Zhongwei	Independent Director	60
Mr. Xia Donglin	Independent Director	60
Mr. Liu Jipeng	Independent Director	60
Mr. Wu Yusheng	Independent Director	60
Mr. Yu Ning	Independent Director	60

Sub-total:		2,297

Supervisors
Ms. Guo Junming	Chairman of the Supervisory Committee	-
Ms. Yu Ying	Vice Chairman of the Supervisory Committee	40
Mr. Gu Jiangou	Supervisor	40
Mr. Shen Zongmin	Supervisor	40
Ms. Zou Cui	Supervisor	722

Name	Position with the Company	Remuneration paid by the Company in 2007
		(RMB in thousand)

Mr. Wang Zhaobin	Supervisor	716

Sub-total		1,558

Other Executive officers
Mr. Liu Guoyue	Vice President	905
Mr. Qu Xiaojun	Vice President (resigned in January 2008)	906
Mr. Huang Jian(1)	Vice President and Secretary to the Board (resigned in October 2007)	904
Ms. Lu Dan(2)	Vice President (resigned in August 2007)	555
Ms. Fan Xiaxia	Vice President	883
Mr. Gu Biquan(3)	Vice President and Secretary to the Board	151
Ms. Zhou Hui	Chief Accountant	880

Sub-total:		5,184
Total		9,039
__________

Note:

(1)	The remuneration paid to Huang Jian was calculated from January 2007 to December 2007, in the capacity of Secretary to the Board.
(2)	The remuneration paid to Lu Dan was calculated from January 2007 to August 2007.
(3)	The remuneration paid fo Gu Biquan was calculated from November 2007 to December 2007.

The total remuneration paid to our directors, supervisors and executive officers is comprised of basic salaries and allowances, discretionary bonuses and employer's contributions to pension scheme. Of these, discretionary bonuses account for around 60% of the total remuneration, which are determined on the basis of their performance. In addition, directors and supervisors who are also officers or employees of us receive certain other benefits, such as subsidized or free health care services, housing and transportation, which are customarily provided by large enterprises in the PRC to their employees.  Each of the Company's independent directors receives annual cash compensation of RMB60,000. We do not have any service contract with any director that provides for benefits upon termination of employment.

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

D.                       Employees

As of December 31, 2007, we employed 22,899 people. Of these, 289 are headquarters management staff, 15,988 are power plant personnel directly involved in the management and operation of the power plants and the remainder are maintenance personnel, ancillary service workers and others.  Over 50% our work force graduated from university or technical college. As of December 31, 2005 and 2006, we had approximately 23,531 and 23,508 employees respectively.

We conduct continuing education programs for our employees at the head office and at each power plant. We provide training in foreign language, computer, accounting and other areas to our professionals and technicians in their relevant fields.  Employees are trained in accordance with the different requirements for professional and managerial positions.

We have reformed the labor system by introducing individual labor contracts.  Currently, all employees are employed under employment contracts, which specify the employee's position, responsibilities, remuneration and grounds for termination. Short-term employment contracts have fixed terms of typically one to five years, at the end of which they may be renewed with the agreement of both the Company and the employees.  The remaining personnel are employed for an indefinite term.

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

Total remuneration of our employees includes salaries, bonuses and allowances.  The employees also receive certain benefits in the form of housing, education and health services subsidized by the Company and other miscellaneous subsidies.

In compliance with the relevant regulations, we and our employees participate in the electric power industry pension plan under which all the employees are entitled to the pensions payments upon retirement.  See Note 8 to the Financial Statements.  Other pension payments to our retiring employees are not required under applicable PRC laws and regulations.

E.                       Share ownership

None of our directors, supervisors or senior management owns any of our shares.

ITEM 7             Major Shareholders and Related Party Transactions

A.                      Major shareholders

Our outstanding ordinary shares consist of A Shares and H Shares, each with a par value of RMB1.00 per share.  The following table set forth certain information regarding our major shareholders as of April 10, 2008.

Shareholder	Number of shares	Approximate percentage in the total issued domestic share capital %	Approximate percentage in the total issued share capital %
Huaneng International Power Development Corporation	5,066,662,118	56.30	42.03
China Huaneng Group(1)	1,055,124,549	11.72	8.75
Hebei Provincial Construction Investment Company	603,000,000	6.70	5.00
___________
Note: (1)	Huaneng Group indirectly holds 22% of our total issued shares through HIPDC, its 51.98% owned subsidiary in addition to its direct shareholdings of 8.75% in us.

As of April 1, 2004, HIPDC and Heibei Provincial Construction Investment Company ("HPCIC") directly holds 42.39% and 7.50% of our total issued shares, respectively. Huaneng Group indirectly holds 22% of our total issued shares through HIPDC, its 51.98% owned subsidiary.

In 2004, Shantou Electric Power Development Company transferred a total of 58 million shares to HIPDC, and the shareholdings of HIPDC increased to 43.12%. In 2005, HIPDC transferred a total of 40 million shares to Liaoning Energy Investment (Group) Limited Liability Company, and therefore decreased its shareholdings in us to 42.78%.

In 2006, all of our shareholders of non-tradable domestic shares except HIPDC transferred a total of approximately 1.1 billion shares to Huaneng Group, representing 9.24% of our total issued shares. Among others, HPCIC transferred approximately 301 million shares to Huaneng Group, and decreased its shareholdings in us to 5.00%.

On April 19, 2006, we carried out our reform plan to convert all non-tradable domestic shares into tradable domestic shares. According to the plan, Huaneng Group and HIPDC transferred a total of 150 million shares to our shareholders of A Shares. As a result, the direct shareholdings of Huaneng Group and HIPDC decreased to 8.75% and 42.03%, respectively.

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

On May 12, 2006, HIPDC and other promoters (including the shareholders who assumed the rights and obligations of original promoters as a result of  share transfer) entered into an amendment to the Shareholders' Agreement, pursuant to which, each promoter  shall be entitled to exercise its own voting rights at the shareholders' general meeting. Consequently, HIPDC currently holds 42.03% of our total voting rights. Since HIPDC's parent company, Huaneng Group, currently directly holds 8.75% of our total voting rights. HIPDC is able to exert control over us when acting  in connert with Huaneng Group.

B.                      Related party transactions

Guarantees

The table below sets forth information on guarantees provided by Huaneng Group, HIPDC and the Company to the related parties in 2007 for the purposes of financing their operation, construction and renovation.

Guarantor	Guarantee	Interest Rate	Largest Amount Outstanding in 2007	Amount Outstanding As of March 31, 2008
		(%)	(RMB)	(RMB)

Huaneng Group	The Company	6.36	344,402,183	263,857,539
(Ultimate Parent of the Company)	The Company	LIBOR + 0.075	419,968,938	310,880,004
	Taipingyi Hydropower(1)	5.75	250,000,000	N/A
	Mingtai Power Company(2)	5.75	130,000,000	N/A
	Kangding Hydropower(3)	6.16	110,000,000	N/A
	Kangding Hydropower(3)	6.16	178,000,000	N/A
	Kangding Hydropower(3)	5.75	218,000,000	N/A
	Jialingjiang Hydropower(4)	6.84	30,000,000	N/A
	Jialingjiang Hydropower(4)	6.12	50,000,000	N/A
	Jialingjiang Hydropower(4)	6.84	30,000,000	N/A
	Jialingjiang Hydropower(4)	6.16	20,000,000	N/A
	Jialingjiang Hydropower(4)	5.51	20,000,000	N/A
	Jialingjiang Hydropower(4)	5.51	30,000,000	N/A
	Jialingjiang Hydropower(4)	5.75	15,000,000	N/A
	Jialingjiang Hydropower(4)	5.75	15,000,000	N/A
	Jialingjiang Hydropower(4)	6.16	20,000,000	N/A
	Jialingjiang Hydropower(4)	6.16	20,000,000	N/A
	Jialingjiang Hydropower(4)	6.16	30,000,000	N/A
	Jialingjiang Hydropower(4)	6.16	40,000,000	N/A
	Jialingjiang Hydropower(4)	5.51	40,000,000	N/A
	Jialingjiang Hydropower(4)	5.51	30,000,000	N/A
	Jialingjiang Hydropower(4)	5.51	30,000,000	N/A
	Jialingjiang Hydropower(4)	5.75	30,000,000	N/A
	Jialingjiang Hydropower(4)	5.75	30,000,000	N/A
	Jialingjiang Hydropower(4)	5.51	40,000,000	N/A
	Fujiang Hydropower(5)	5.51	25,000,000	N/A
	Fujiang Hydropower(5)	5.75	15,000,000	N/A
	Fujiang Hydropower(5)	5.75	10,000,000	N/A
	Fujiang Hydropower(5)	5.75	10,000,000	N/A
	Fujiang Hydropower(5)	6.16	10,000,000	N/A
	Fujiang Hydropower(5)	6.16	20,000,000	N/A
	Fujiang Hydropower(5)	6.16	60,000,000	N/A
	Fujiang Hydropower(5)	5.51	30,000,000	N/A
	Fujiang Hydropower(5)	5.75	50,000,000	N/A
	Fujiang Hydropower(5)	6.16	30,000,000	N/A
	Fujiang Hydropower(5)	6.16	40,000,000	N/A
	Fujiang Hydropower(5)	6.16	50,000,000	N/A
	Fujiang Hydropower(5)	5.51	50,000,000	N/A
	Fujiang Hydropower(5)	5.51	50,000,000	N/A
	Fujiang Hydropower(5)	5.75	31,440,000	N/A
	Fujiang Hydropower(5)	5.75	50,000,000	N/A
	Fujiang Hydropower(5)	6.16	100,000,000	N/A
	Fujiang Hydropower(5)	6.16	101,100,000	N/A
	Fujiang Hydropower(5)	5.75	30,000,000	N/A
	Fujiang Hydropower(5)	5.75	30,000,000	N/A
	Fujiang Hydropower(5)	5.75	40,000,000	N/A
	Fujiang Hydropower(5)	6.16	50,000,000	N/A

	Fujiang Hydropower(5)	6.16	40,000,000	N/A
	Fujiang Hydropower(5)	6.16	20,000,000	N/A
	Fujiang Hydropower(5)	6.16	50,000,000	N/A
	Fujiang Hydropower(5)	6.16	50,000,000	N/A
	Fujiang Hydropower(5)	5.51	20,000,000	N/A
	Fujiang Hydropower(5)	5.51	10,000,000	N/A
	Fujiang Hydropower(5)	5.51	10,000,000	N/A
	Fujiang Hydropower(5)	5.51	20,000,000	N/A
	Fujiang Hydropower(5)	5.51	10,000,000	N/A
	Fujiang Hydropower(5)	5.51	30,000,000	N/A
	Fujiang Hydropower(5)	5.51	30,000,000	N/A
	Fujiang Hydropower(5)	5.75	10,000,000	N/A
	Fujiang Hydropower(5)	5.75	20,000,000	N/A
	Fujiang Hydropower(5)	5.75	20,000,000	N/A
	Fujiang Hydropower(5)	5.75	10,000,000	N/A
	Baoxinghe Power Company(6)	5.51	50,000,000	N/A
	Baoxinghe Power Company(6)	5.51	10,000,000	N/A
	Baoxinghe Power Company(6)	5.51	20,000,000	N/A
	Baoxinghe Power Company(6)	5.51	50,000,000	N/A
	Baoxinghe Power Company(6)	5.51	60,000,000	N/A
	Baoxinghe Power Company(6)	5.51	80,000,000	N/A
	Baoxinghe Power Company(6)	5.51	50,000,000	N/A
	Baoxinghe Power Company(6)	5.51	30,000,000	N/A
	Baoxinghe Power Company(6)	5.51	50,000,000	N/A
	Baoxinghe Power Company(6)	5.51	20,000,000	N/A
	Baoxinghe Power Company(6)	5.51	50,000,000	N/A
	Baoxinghe Power Company(6)	5.51	25,000,000	N/A
	Baoxinghe Power Company(6)	5.51	50,000,000	N/A
	Baoxinghe Power Company(6)	5.51	30,000,000	N/A
	Baoxinghe Power Company(6)	5.51	50,000,000	N/A
	Baoxinghe Power Company(6)	5.51	50,000,000	N/A
	Baoxinghe Power Company(6)	5.51	50,000,000	N/A
	Luohuang Power Company(7)	5.95	941,712,945	592,533,739
	Qinbei Power Company(8)	LIBOR+0.43	100,397,570	70,189,999
	Qinbei Power Company(8)	LIBOR+0.3	70,317,857	50,145,714
	Pingliang Power Company(9)	5.51	752,000,000	–
	Pingliang Power Company(9)	5.51	256,750,000	–
HIPDC	The Company	5.95	605,387,652	380,915,029
	The Company	6.60	467,512,506	343,826,655
	The Company	6.60	186,115,075	139,410,925
	The Company	6.54	734,828,941	480,374,619
	The Company	5.95	699,436,233	502,961,355
The Company	Rizhao Power Company(10)	7.11	25,500,000	8,500,000
	Rizhao Power Company(10)	7.11	21,250,000	17,000,000
	Rizhao Power Company(10)	7.20	24,437,500	17,000,000
	Rizhao Power Company(10)	6.84	52,062,500	35,062,500

____________
Notes:

(1)
Taipingyi Hydropower is a subsidiary of Sichuan Hydropower, which was a subsidiary of the Company as of December 31, 2006 and is a subsidiary of Huaneng Group and an associate of the Company from January 1, 2007.

(2)
Mingtai Power Company is a subsidiary of Sichuan Hydropower, which was a subsidiary of the Company as of December 31, 2006 and is a subsidiary of Huaneng Group and an associate of the Company from January 1, 2007.

(3)
Kangding Hydropower is a subsidiary of Sichuan Hydropower, which was a subsidiary of the Company as of December 31, 2006 and is a subsidiary of Huaneng Group and an associate of the Company from January 1, 2007.

(4)
Jialingjiang Hydropower is a subsidiary of Sichuan Hydropower, which was a subsidiary of the Company as of December 31, 2006 and is a subsidiary of Huaneng Group and an associate of the Company from January 1, 2007.

(5)
Fujiang Hydropower is a subsidiary of Sichuan Hydropower, which was a subsidiary of the Company as of December 31, 2006 and is  a subsidiary of Huaneng Group and an associate of the Company from January 1, 2007.

(6)
Baoxinghe Power Company is a subsidiary of Sichuan Hydropower, which was a subsidiary of the Company as of December 31, 2006 and is a subsidiary of Huaneng Group and an associate of the Company from January 1, 2007.

(7)	Luohuang Power Company is a subsidiary of the Company.

(8)	Qinbei Power Company is a subsidiary of the Company.

(9)	Pingliang Power Company is a subsidiary of the Company.

(10)	Rizhao Power Company is an associate of the Company.

 Loans

The table below sets forth the loans made by Huaneng Group and Huaneng Finance to the related parties in 2007 for the purposes of financing their operation, construction and renovation.

Lender	Borrower	Interest Rate	Largest Amount Outstanding in 2007	Outstanding Balance as of March 31, 2008
		(%)	(RMB)	(RMB)

Huaneng Group	The Company	5.02	2,000,000,000	2,000,000,000
(Ultimate Parent of the Company	Yushe Power Company(1)	4.60	225,000,000	225,000,000
	Yushe Power Company(1)	5.67	75,000,000	75,000,000
	Qinbei Power Company(2)	4.60	375,000,000	375,000,000
	Qinbei Power Company(2)	5.67	125,000,000	125,000,000
Huaneng Finance	Weihai Power Company(3)	5.27	130,000,000	–
(Subsidiary of Huaneng Group)	Weihai Power Company(3)	5.75	100,000,000	100,000,000
	Weihai Power Company(3)	6.72	-	50,000,000
	Taicang Power Company(4)	5.27	200,000,000	–
	Taicang Power Company(4)	6.16	200,000,000	200,000,000
	Taicang II Power Company(5)	5.51	490,000,000	–
	Taicang II Power Company(5)	6.56	490,000,000	490,000,000
	Huaiyin II Power Company(6)	5.27	200,000,000	–
	Huaiyin II Power Company(6)	5.43	200,000,000	-
	Huaiyin II Power Company(6)	6.72	-	200,000,000
	Yushe Power Company(1)	5.27	40,000,000	–
	Yushe Power Company(1)	5.91	40,000,000	40,000,000
	Yushe Power Company(1)	5.51	35,000,000	–
	Yushe Power Company(1)	5.51	137,700,000	–
	Yushe Power Company(1)	6.56	70,000,000	70,000,000
	Yushe Power Company(1)	6.56	67,700,000	67,700,000
	Yushe Power Company(1)	5.51	50,000,000	–
	Yushe Power Company(1)	6.32	30,000,000	30,000,000
	Qinbei Power Company(2)	5.27	120,000,000	–

Qinbei Power Company(2)	5.27	250,000,000	–
Qinbei Power Company(2)	5.02	100,000,000	–
Qinbei Power Company(2)	5.51	300,000,000	–
Qinbei Power Company(2)	5.75	230,000,000	–
Qinbei Power Company(2)	5.91	200,000,000	–
Yueyang Power Company(7)	5.51	100,000,000	–
Yueyang Power Company(7)	6.56	130,000,000	130,000,000
Pingliang Power Company(8)	5.27	110,000,000	–
Pingliang Power Company(8)	5.51	90,000,000	–
Pingliang Power Company(8)	5.51	200,000,000	–
Pingliang Power Company(8)	6.16	110,000,000	110,000,000
Pingliang Power Company(8)	6.56	290,000,000	290,000,000
Dongxiguan Hydropower(9)	5.18	20,000,000	N/A
Dongxiguan Hydropower(9)	5.67	30,000,000	N/A
Mingtai Power Company(10)	5.27	10,000,000	N/A
Mingtai Power Company (10)	5.51	12,000,000	N/A
Mingtai Power Company (10)	5.67	10,000,000	N/A
Mingtai Power Company (10)	5.67	20,000,000	N/A
Jinling Power Company(11)	5.75	100,000,000	100,000,000
_____________

Notes:

(1)	Yueshe Power Company is a subsidiary of the Company.

(2)	Qinbei Power Company is a subsidiary of the Company.

(3)	Weihai Power Company is a subsidiary of the Company.

(4)	Taicang Power Company is a subsidiary of the Company.

(5)	Taicang II Power Company is a subsidiary of the Company.

(6)	Huaiyin II Power Company is a subsidiary of the Company.

(7)	Yueyang Power Company is a subsidiary of the Company.

(8)	Pingliang Power Company is a subsidiary of the Company.

(9)
Dongxiguan Hydropower is a subsidiary of Sichuan Hydropower, which was a subsidiary of the Company as of December 31, 2006 and is a subsidiary of Huaneng Group and an associate of the Company from January 1, 2007.

(10)
Mingtai Power Company is a subsidiary of Sichuan Hydropower, which was a subsidiary of the Company as of December 31, 2006 and is a subsidiary of Huaneng Group and an associate of the Company from January 1, 2007.

(11)	Jinling Power Company is a subsidiary of the Company.

Lease Agreement

Pursuant to a leasing agreement between HIPDC and us signed on December 26, 2000, HIPDC agreed to lease Tianyin Mansion with a total area of 27,800 square meters to us for 5 years, and the annual rent is RMB25 million.  The leasing agreement was effective retroactively as of January 1, 2000.  In 2005, the leasing agreement was renewed for 5 years with the annual rent of RMB26 million.

T&T Service Agreements

Pursuant to the T&T Service Agreements, we agreed to pay service fees to HIPDC in relation to the provision of transmission and transformer facilities for certain of our power plants, power plants under expansion and acquired power plants which commence commercial operations after January 1, 1997 for a fixed fee equal to 12% of the original book value of the transmission and transformer facilities as set forth in the financial statements of HIPDC.  In 2004, we entered into a Supplementary Agreement with HIPDC to lower the fees paid by Shang'an power plant to 6%.  The total amount of service fees paid to HIPDC in 2007 was approximately RMB141 million.

Transactions with Huaneng Group

In January 2007, Huaneng Group made an additional capital contribution of RMB615 million to Sichuan Hydropower, thereby increasing its direct equity interest in Sichuan Hydropower from 40% to 51%, which reduced the Company's equity interest in Sichuan Hydropower from 60% to 49%. Huaneng Group, thus, replaced the Company as the controlling shareholder of Sichuan Hydropower. In addition, in January 2007, the Company acquired 5% additional equity interest in Qinbei Power Company from Huaneng Group with a consideration of RMB65.75 million in cash, thereby increased the Company's equity interest in Qinbei Power Company to 60%.

On March 25, 2008, we signed a letter of intent with Huaneng Group on the transfer of the equity of SinoSing Power, which is a wholly owned subsidiary of Huaneng Group that was established to acquire 100% equity interest in Tuas Power Ltd. from Temasek Holdings (Private) Limited.  Huaneng Group's equity investment in SinoSing Power is US$985 million.

 Acquisition from HIPDC in 2007

In December 2007, we entered into an agreement with HIPDC, pursuant to which we agreed to acquire from HIPDC 60% equity interest in Nanjing Jinling Power Plant for a consideration of RMB420 million.  The acquisition took effect in the same month with the satisfaction of all the conditions, payment of the full amount of the consideration and the transfer of the related ownership and controlling power.

 Entrusted Management Agreement with Huaneng Group and HIPDC

In 2007, we entered into an Entrusted Management Agreement with Huaneng Group and HIPDC in relation to the management of their thermal power plants (the "2007 Entrusted Management Agreement").  Our services include, comprehensive planned management, annual planned management, power operation and sale management, production management of power plants, fuel management, construction management, financial management, human resources and labor wages management, comprehensive affairs management, shareholding management and reporting/co-ordination management.  The 2007 Entrusted Management Agreement has a term of 3 years.  Upon the expiry of such agreement, unless any party intends otherwise, it will continue to be operational.  The 2007 Entrusted Management Agreement may also be terminated by, inter alia, (i) Huaneng Group and/or HIPDC giving 30 days notice to us or (ii) we giving 90 days notice to Huaneng Group and/or HIPDC.  By entering into the 2007 Entrusted Management Agreement, we will further accumulate management experience as a result of the expansion of our operation scale and set a precedent for large-scale and multi-entities entrusted management in the PRC.  The 2007 Entrusted Management will also enable us to obtain direct knowledge of the development status of more power markets, thereby exploring new development opportunities.

 Current deposits with Huaneng Finance

As of December 31, 2007, we placed with Huaneng Finance current deposits of approximately RMB4,942 million, which bore interest rates ranging from 0.72% to 1.53% per annum.

 Coal purchases

In 2007, we paid RMB2,907.43 million and RMB8.56 million to Huaneng Energy & Communications Holdings Co., Ltd. ("HEC") and its subsidiaries and Zhalainuoer Coal Mining Company Ltd., which are the subsidiaries of Huaneng Group for coal purchase.

 Continuous transactions with Huaneng Energy and Communications Holdings Co., Ltd.

On January 3, 2008, we entered into two framework agreements with HEC, including an agreement on purchase of auxiliary equipment and products involving an estimated total amount of approximately RMB900 million and an agreement on coal supply and transportation involving an estimated total amount of approximately RMB5.9 billion. HEC is 100% owned by Huaneng Group. These agreements became effective retrospectively from January 1, 2008 and will expire on December 31, 2008.

 Continuous Transactions with Xi'an Thermal Power Research Institute Co., Ltd.

On January 3, 2008, we entered into two framework agreements with Xi'an Thermal Power Research Institute Co., Ltd. ("Xi'an Thermal"), including an agreement on purchase of auxiliary equipment and products involving an estimated total amount of approximately RMB156 million and an agreement on technical services and project contracting involving an estimated total amount of approximately RMB275 million. Xi'an Thermal is 52% owned by Huaneng Group. The agreement became effective retrospectively from January 1, 2008 and will expire on December 31, 2008.

 Continuous Transactions with Shandong Rizhao Power Limited Company

On January 3, 2008, we entered into a framework agreement with Shandong Rizhao Power Limited Company ("Shandong Rizhao") on provision of coal purchase and transportation agency services involving an estimated total amount of approximately RMB110 million. Shandong Rizhao is 46% owned by Huaneng Group. The agreement became effective retrospectively from January 1, 2008 and will expire on December 31, 2008.

For a detailed discussion of related party transactions, see Note 7 to the Financial Statements.

C.                       Interests of experts and counsel

Not applicable.

ITEM 8             Financial Information

A.                      Consolidated statements and other financial information

See pages F-1 to F-66.

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

Our board has proposed a final dividend of RMB0.30 per ordinary share for the year ended December 31, 2007, which is equivalent to RMB12.0 per ADS. The total dividend to be paid amounted to approximately RMB3.62 billion.

B.                      Significant Changes

The New Enterrprise Income Tax Law became effective on January 1, 2008 and superseded the Income Tax Law for Foreign Invested Enterprises and Foreign Enterprises of the PRC and the Provisional Regulations on Enterprise Income Tax of the PRC. The New Enterprise Income Tax Law imposes a uniform income tax rate of 25% for domestic enterprises and foreign invested enterprises. Therefore, our power plants subject to a 33% income tax rate prior to January 1, 2008 have been subject to a lower tax rate of 25% starting on January 1, 2008. With regard to our power plants currently entitled to a reduced corporate income tax rate of 15% prior to January 1, 2008, their effective tax rates are being gradually increased to the uniform tax rate of 25% within a five-year transition period commencing on January 1, 2008.  Although the State Council of PRC

promulgated the implementing rules of the New Corporate Income Tax Law in December 2007, a number of detailed implementing rules are still in the process of promulgation and we are currently unable to accurately evaluate its impact on us.

          Due to the significant increase of the coal price in the first quarter of 2008, we expect the consolidated net profit attributable to the Company's Shareholders for the first quarter of 2008 to decrease by more than 50% compared to the same period of previous year.

ITEM 9             The Offer and Listing

A.                      Offer and listing details and markets

The ADSs have been listed on the New York Stock Exchange since October 6, 1994.  The table below sets forth, for the periods indicated, the high and low closing prices of the ADSs on the New York Stock Exchange.

		Closing Price Per ADS
		High	Low
		(US$)	(US$)

2003		71.35	31.36
2004		86.91	27.30
2005		31.24	26.21
2006		36.35	24.05
2007		57.12	33.19
2006	First Quarter	28.59	25.92
	Second Quarter	30.85	24.05
	Third Quarter	28.43	24.86
	Fourth Quarter	36.35	28.62

2007	First Quarter	40.45	32.01
	Second Quarter	46.45	35.58
	Third Quarter	53.00	37.83
	Fourth Quarter	57.12	37.83
2007	October	57.12	47.09
	November	46.37	37.83
	December	45.36	38.84

2008	January	41.55	32.60
	February	36.25	32.50
	March	32.25	24.86
	April (up to April 15)	32.69	27.31
______________
Source: Reuters

Each ADS represents 40 Overseas Listed Foreign Shares.  As of March 31, 2008, there were 237 registered holders of American Depositary Receipts evidencing ADS.

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

		Closing Price Per H shares
		High	Low
		(HK$)	(HK$)

2003		13.20	6.05
2004		13.45	6.05
2005		6.10	5.10
2006		7.00	4.70
2007		10.8	6.51

2006	First Quarter	5.55	5.00
	Second Quarter	5.95	4.70
	Third Quarter	5.68	4.88
	Fourth Quarter	7.00	5.59

2007	First Quarter	7.77	6.51
	Second Quarter	8.95	6.85
	Third Quarter	10.74	7.24
	Fourth Quarter	10.8	7.41
2007	October	10.8	9.12

		Closing Price Per H shares
		High	Low
		(HK$)	(HK$)

	November	9.22	7.41
	December	8.78	7.68

2008	January	8.21	6.2
	February	7.04	6.33
	March	6.27	4.65
	April (up to April 15)	6.29	5.33
_______________
Source: Reuters

As of March 31, 2007, 2008, there were 485 registered holders of H Shares.

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

Dividends may only be distributed after allowance has been made for:

•	recovery of losses, if any;

•	allocations to the statutory surplus reserve fund; and

•	allocations to a discretionary surplus reserve fund.

The allocation to the statutory surplus reserve fund  is 10% of our net income determined in accordance with the PRC accounting rules.

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

 Voting Rights and Shareholders' Meetings

Our board of directors shall convene a shareholders' annual general meeting once every year and within six months from the end of the preceding financial year. Our board shall convene an extraordinary general meeting within two months after the occurrence of any one of the following events:

•	where the number of directors is less than the number required by the PRC Company Law or two-thirds of the number specified in our Articles of Association;

•	where our unrecovered losses reach one-third of the total amount of our share capital;

•	where shareholder(s) holding 10% or more of our voting rights request(s) in writing the convening of an extraordinary general meeting; or

•	whenever our board deems necessary or our supervisory committee so requests.

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

Except for those actions discussed below which require supermajority votes (''special resolutions''), resolutions of the shareholders are passed by a simple majority of the voting shares held by shareholders who are present in person or by proxy. Special resolutions must be passed by more than two-thirds of the voting shares held by shareholders who are present in person or by proxy.

The following decisions must be adopted by special resolution:

•	an increase or reduction of our registered share capital or the issuance of shares, including stock distributions, of any class, warrants and other similar securities;

•	issuance of debentures;

•	our division, merger, dissolution, liquidation and change of the legal form;

•	amendments to our Articles of Association; and

•
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

Liquidation Rights

In the event of our liquidation, the ordinary shares held by overseas shareholders will rank pari passu with the ordinary shares held by the domestic shareholder, and any of our assets remaining after payments (in order of priority) of (a) the costs of liquidation (b) wages and social insurance fees payable to or for our employees for the past three years prior to the date of liquidation; (c) overdue taxes and tax surcharges, funds and other amounts payable pursuant to the applicable administrative regulations; and (d) bank loans, corporate bonds and other debts, will be divided among our shareholders in accordance with the class of shares and their proportional shareholdings.

Further Capital Call

Shareholders are not liable to make any further contribution to the share capital other than according to the terms, which were agreed by the subscriber of the relevant shares at the time of subscription.

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

A controlling shareholder is defined by our Articles of Association as any person who acting alone or in concert with others:

•	is in a position to elect more than one-half of the board of directors;

•	has the power to exercise, or to control the exercise of, 30% or more of our voting rights;

•	holds 30% or more of our issued and outstanding shares; or

•	has de facto control of us in any other way.

Disclosure

The Listing Agreement imposes a requirement on us to keep the Hong Kong Stock Exchange, our shareholders and other holders of our listed securities informed as soon as reasonably practicable of any information relating to us and our subsidiaries, including information on any major new developments which are not public knowledge, which:

•	is necessary to enable them and the public to appraise the position of us and our subsidiaries;

•	is necessary to avoid the establishment of a false market in its securities; and

•	might be reasonably expected materially to affect market activity in and the price of its securities.

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

Currently, the primary sources of shareholder's rights are our Articles of Association, as amended, the PRC Company Law and the Listing Rules of the Hong Kong Stock Exchange, which, among other things, impose certain standards of conduct, fairness and disclosure on us, our directors and our controlling shareholder. To facilitate the offering and listing of shares of PRC companies overseas, and to regulate the behavior of companies whose shares are listed overseas, the State Council Securities Committee and the State Commission for Restructuring the Economic System issued on August 27, 1994 the Mandatory Provisions for Articles of Association of Company Listing Overseas (the ''Mandatory Provisions''). These Mandatory Provisions become entrenched in that, once they are incorporated into the Articles of Association of a PRC company, any amendment to those provisions will only become effective after approval by the State-owned Assets Supervision and Administration Commission of the State Council. The Listing Rules require a number of additional provisions to the Mandatory Provisions to be included in the Articles of Association of PRC companies listing H Shares on the Hong Kong Stock Exchange (the ''Additional Provisions''). The Mandatory Provisions and the Additional Provisions have been incorporated into our Articles of Association.

In addition, upon the listing of and for so long as the H Shares are listed on the Hong Kong Stock Exchange, we are subject to the relevant ordinances, rules and regulations applicable to companies listed on the Hong Kong Stock Exchange, including the Listing Rules of the Hong Kong Stock Exchange, the Securities (Disclosure of Interests) Ordinance (the ''SDI Ordinance''), the Securities (Insider Dealing) Ordinance and the Hong Kong Codes on Takeovers and Mergers and Share Repurchases (the ''Hong Kong Takeovers and Repurchase Codes'').

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

Our Articles of Association provide that all differences or claims:

•	between a holder of H Shares and us;

•	between a holder of H Shares and any of our directors, supervisors, general managers or other senior officers; or

•
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

The holders of H Shares will not be able to bring actions on the basis of violations of the Listing Rules and must rely on the Hong Kong Stock Exchange to enforce its rules. The SDI Ordinance establishes certain obligations in relation to disclosure of shareholder's interests in Hong Kong listed companies, the violation of which is subject to prosecution by the Securities and Futures Commission of Hong Kong. The Hong Kong Takeovers and Repurchase Codes do not have the force of law and are only standards of commercial conduct considered acceptable for takeover and merger transactions and share repurchases in Hong Kong as established by the Securities and Futures Commission and the securities and futures industry in Hong Kong.

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

As provided in the Articles of Associations we may refuse to register a transfer of H Shares listed on Hong Kong Stock Exchange unless:

•	a fee (for each instrument of transfer) of HK dollar 2.50, or any higher fee as agreed by the Hong Kong Stock Exchange, has been paid to us;
•	the instrument of transfer only involves H Shares;
•	the stamp duty chargeable on the instrument of transfer has been paid;
•	the relevant share certificate and upon the reasonable request of the board of directors, any evidence in relation to the right of the transferor to transfer the shares have been submitted;

•	if it is intended to transfer the shares to joint owners, then the maximum number of joint owners must not exceed four;
•	we do not have any lien on the relevant shares.

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

C.                      Material contracts

See "Item 7.  Major Shareholders and Related Party Transactions — B. Related Party Transactions" for certain arrangements we have entered into with HIPDC and Huaneng Group.

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

The following table sets forth the noon buying rates in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") for the periods indicated:

		Noon Buying Rate
	Period	End	Average(1)	High	Low
		(RMB per US$1.00)
	2003	8.2767	8.2772	8.2800	8.2769
	2004	8.2765	8.2767	8.2774	8.2764
	2005	8.0702	8.1826	8.2765	8.0702
	2006	7.8041	7.9579	8.0702	7.8041
	2007	7.2946	7.6052	8.0300	7.7232
	October	7.4682	7.5016	7.5158	7.4682
	November	7.3850	7.4212	7.4582	7.3800
	December	7.2946	7.3682	7.4120	7.2946
2008	January	7.1818	7.2405	7.2946	7.1818
	February	7.1115	7.1644	7.1973	7.1100
	March	7.0120	7.0722	7.1110	7.0105
	April (up to April 15)	7.0116	7.0049	7.0185	6.991
_______________
Note: (1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

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

Individual investor

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

Enterprises

In accordance with the New Corporate Income Tax Law that became effective on January 1, 2008, dividends derived from the revenues accumulated from January 1, 2008 and are paid by PRC companies to non-resident enterprises are generally subject to a PRC withholding tax levied at a rate of 10% unless exempted or reduced pursuant to an applicable double-taxation treaty or other exemptions. Dividends paid by PRC companies to resident enterprises, including enterprises established under the laws of non-PRC jurisdictions but whose "de facto management body" is located in the PRC, are not subject to any PRC withholding tax, unless the dividends are derived from the publicly traded shares which have not been held continuously by the resident enterprises for twelve months. Nevertheless, the implementations of such rules still remain uncertain.

Capital gains tax on sales of shares

As discussed above, gains realized upon the sale of overseas shares issued by PRC companies by foreign individual investors are not subject to tax on capital gains.

In accordance with the New Corporate Income Tax Law, capital gains realized by foreign enterprises which are non-resident enterprises in China upon the sale of oversea shares are generally subject to a PRC withholding tax levied at a rate of 10%,  unless exempted or reduced pursuant to an applicable double-taxation treaty or other exemptions. The capital gains realized by resident enterprises, including enterprises established under the laws of non-PRC jurisdictions but whose "de facto management body" is located in the PRC, upon the sales of oversea shares are subject to the PRC corporate income tax.

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

Stamp tax

Under the Provisional Regulations of The People's Republic of China Concerning Stamp Tax, which became effective in October, 1988, PRC stamp tax should not be imposed on the transfer of H Shares or ADSs of PRC publicly traded companies.

Taxation of the Company

Income tax

Prior to January 1, 2008, according to the relevant income tax law, foreign invested enterprises were, in general, subject to statutory income tax of 33% (30% corporate income tax and 3% local income tax). If these enterprises are located in certain specified locations or cities, or are specifically approved by State Tax Bureau, a lower tax rate would be applied. Effective from January 1, 1999, in accordance with the practice notes on the PRC income tax laws applicable to foreign invested enterprises investing in energy and transportation infrastructure businesses, a reduced corporate income tax rate of 15% (after the approval of State Tax Bureau) was applicable across the country. We applied this rule to all of our wholly owned operating power plants after obtaining the approval of State Tax Bureau. In addition, certain power plants were exempted from corporate income tax for two years starting from the first profit-making year, after offsetting all tax losses carried forward from the previous years (at most of five years), followed by a 50% reduction of the applicable tax rate for the next three years. The statutory income tax was assessed individually based on each of their results of operations.

On March 16, 2007, the Corporate Income Tax Law of PRC, or the New Corporate Income Tax Law, was enacted, and became effective on January 1, 2008.  The New Corporate Income Tax Law imposes a uniform income tax rate of 25% for domestic enterprises and foreign invested enterprises. Therefore, our power plants  subject to a 33% income tax rate prior to January1, 2008 are subject to a lower tax rate of 25% starting on January 1, 2008. With regard to our power plants  entitled to a reduced corporate income tax rate of 15% prior to January 1, 2008, their effective tax rate is being gradually increased to 25% within a five-year transition period commencing on January 1, 2008. Accordingly, the effective tax rate of our wholly-owned power plants will increase over time. In addition, although our power plants currently entitled to tax exemption and reduction under the current income tax laws and regulations will continue to enjoy such preferential treatments until the expiration of the same, newly established power plants will not be able to benefit from such tax incentives, unless they can satisfy specific qualifications, if any, provided by then effective laws and regulations on preferential tax treatment.

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

For purposes of this summary, a US Holder is a beneficial owner of H shares or ADSs that is for United States federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation, partnership or other entity created in or organized under the laws of, the United States or any state or political subdivision thereof;

•	an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source;

•
a trust the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust; or

•	a trust that was in existence on August 20, 1996, was treated as a United States person, for United States federal income tax purposes, on the previous day and elected to continue to be so treated.

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

•	has not held the H shares or ADSs for at least 16 days in the 30-day period beginning 15 days before the ex-dividend date, during which it is not protected from risk of loss;

•	is obligated to make payments related to the dividends; or

•
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

•
the dividends received or gain recognized on the sale of H shares or ADSs by such person are treated as effectively connected with the conduct of a trade or business by such person in the United States as determined under United States federal income tax law; or

•	in the case of gains recognized on a sale of H shares or ADSs by an individual, such individual is present in the United States for 183 days or more and certain other conditions are met.

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
Director Independence
A listed company must have a majority of independent directors on its board of directors. No director qualifies as "independent'' unless the board of directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). In addition, a director must meet certain standards to be deemed independent. For example, a director is not independent if the director is, or has been within the last three years, an employee of the listed company, or if the director has received, during any twelve-month period within the last three years, more than US$100,000 in direct compensation from the listed company.

It is required in China that any listed company must establish an independent director system and set forth specific requirements for the qualification of independent directors. For example, an independent director shall not hold any other position in the listed company other than being a director and shall not be influenced by the main shareholders or the controlling persons of the listed company, or by any other entities or persons with whom the listed company has a significant relationship. The Company has complied with the relevant Chinese corporate governance rules and has implemented internal rules governing the independence and responsibilities of independent directors. The Company determines the independence of independent directors every year.

To empower non-management directors to serve as a more effective check on management, the non-management directors of each listed company must meet at regularly scheduled executive sessions without management.
No similar requirements.

Nominating/Corporate Governance Committee
Listed companies must have a nominating/corporate governance committee composed entirely of independent directors.
The board of directors of a listed company may, through the resolution of the shareholders' meeting, establish a nominating committee composed entirely of directors, of which the independent directors shall be the majority and the convener. The Company has established a nominating committee.

The nominating/corporate governance committee must have a written charter that addresses the committee's purposes and responsibilities which, at minimum, must be to: search for eligible people for the board of directors, select and nominate directors for the next session of the shareholders' annual meeting, study and propose corporate governance guidelines, supervise the evaluation of the board of directors and management, and evaluate the performance of the committee every year.

Relevant responsibilities of the nominating/corporate governance committee are similar to those stipulated by the NYSE rules, but the main responsibilities do not include the research and recommendation of corporate governance guidelines, the supervision of the evaluation of the board of directors and management, or the annual evaluation of the committee.

Compensation Committee
Listed companies must have a compensation committee composed entirely of independent directors.
The board of directors of a listed company can, through the resolution of shareholders' meeting, have a compensation and evaluation committee composed entirely of directors, of whom the independent directors are the majority and act as the convener.

The written charter of the compensation committee must state, at least, the following purposes and responsibilities:
The responsibilities are similar to those stipulated by the NYSE rules, but the committee is not required to produce a report on the executive compensation or make an annual performance evaluation of the committee. The board of directors of the Company has established a compensation and evaluation committee composed mainly of independent directors who act as the convener, and the committee has a written charter.

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

Audit Committee
Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 of Exchange Act. It must have a minimum of three members, and all audit committee members must satisfy the requirements for independence set forth in Section 303A.02 of NYSE Corporate Governance Rules as well as the requirements of Rule 10A-3b (1) of the Exchange Act.

The board of directors of a listed company can, through the resolution of the shareholders' meeting, establish an audit committee composed entirely of directors, of which the independent directors are the majority and act as the convener, and, at minimum, one independent director is an accounting professional.

The written charter of the audit committee must specify that the purpose of the audit committee is to assist the board oversight of the integrity of financial statements, the company's compliance with legal and regulatory requirements, qualifications and independence of independent auditors and the performance of the listed company's internal audit function and independent auditors.

The responsibilities of the audit committee are similar to those stipulated by the NYSE rules, but according to the domestic practices, the Company is not required to make an annual performance evaluation of the audit committee, and the audit committee is not required to prepare an audit report to be included in the Company's annual proxy statement. The Board of Directors of the Company has established an audit committee that satisfies relevant domestic requirements and the audit committee has a written charter.

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

Shareholders must be given the opportunity to vote on equity-compensation plans and material revisions thereto, except for employment incentive plans, certain awards and plans in the context of mergers and acquisitions.

The relevant regulations of China require the board of directors to propose plans on the amount and types of director compensation for the shareholders' meeting to approve. The compensation plan of executive officers is subject to approval by the board and announced at the shareholders' meeting and disclosed to the public upon the approval of the board of directors.

Corporate governance guidelines
Listed companies must adopt and disclose corporate governance guidelines, involving director qualification standards, director compensation, director continuing education, annual performance evaluation of the board of directors, etc.
CSRC has issued the Corporate Governance Rules, with which the Company has complied.

Code of ethics for directors, officers and employees
Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.
China does not have such requirement for a code for ethics. But, the directors and officers must perform their legal responsibilities in accordance with the Company Law of PRC, relative requirements of CSRC and Mandatory Provisions to the Charter of Companies Listed Overseas.

Each listed company's CEO must certify to the NYSE each year that he or she is not aware of any violation by the Company of NYSE corporate governance listing standards and he or she must promptly notify the NYSE on writing of any material non-compliance with any applicable provisions of Section 303A.
No similar requirements.

ITEM 11          Quantitative and Qualitative Disclosures About Market Risk

Our primary market risk exposures are fluctuations fuel prices, foreign exchange rates and interest rates.

 Equity price risk

The Company and its subsidiaries are exposed to equity security risk because of investments held by the Company and its subsidiaries and classified on the balance sheets either as available-for-sale or at fair value through profit or loss. The exposure of such a risk is presented on the balance sheets.

Detailed information relating to the available-for-sale investments is disclosed in Note 13 to the financial statements. Being a strategic investment in nature, the Company has a director in the Board of the investee and exercises influence in safeguarding the interest. The Company and its subsidiaries also closely monitor the pricing trends in the open market in determining their long-term strategic stakeholding decisions.

 Foreign exchange rate risk

A portion of our Renminbi revenues are converted into other currencies to (i) repay our debts denominated in currencies other than RMB, and (ii) pay for imported equipment.

The exchange rate of Renminbi to foreign currencies may fluctuate and is affected by, among other things, changes in China's political and economic conditions.  The conversion of Renminbi into foreign currencies, including US dollars, has historically been set by the People's Bank of China.  On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the US dollar.  Under the new policy, the Renminbi is permitted to fluctuate within a band against a basket of certain foreign currencies.  This change in policy resulted initially in an approximately 2.0% appreciation in the value of the Renminbi against the US dollar.  Since the adoption of this new policy, the value of Renminbi against the US dollar has fluctuated on a daily basis within narrow ranges, but overall has further strengthened against the US dollar.  There remains significant international pressure on the PRC government to further liberalize its currency policy. We cannot assure you that any future movements in the exchange rate of the Renminbi against the US dollar and other currencies will not adversely affect our results of operations and financial conditions.  The following table provides information, by maturity dates, regarding our foreign currency sensitive financial instruments, which consist of cash and cash equivalents, short-term and long-term debt obligations and capital commitments as of December 31, 2007 and average interest rates for the year ended December 31, 2007.

(RMB expressed in million, except interest rate)
	As of December 31, 2007
	Expected Maturity Date						Total recorded value	Fair value
	2008	2009	2010	2011	2012	Thereafter
On-balance sheet financial instruments
Cash and cash equivalents:
In US Dollar	1	-	-	-	-	-	1	1

Debts
Fixed rate bank loans (US Dollar)	701	701	693	692	169	95	3,051	3,134
Average interest rate	6.217%	6.227%	6.260%	6.465%	6.360%	6.360%

Fixed rate bank loans (Euro)	57	57	57	57	57	365	650	547
Average interest rate	2.000%	2.000%	2.000%	2.000%	2.000%	2.000%

Variable rate bank and other loans (US Dollar)	67	67	67	57	46	116	420	420
Average interest rate	5.165%	5.160%	5.151%	5.145%	5.145%	5.145%

Variable rate other loans (JPY)	15	15	15	8	-	-	53	53
Average interest rate	5.800%	5.800%	5.800%	5.800%

Capital commitments (US Dollar)	35	33	2	-	-	-	70	70
Capital commitments (Euro)	1	-	-	-	-	-	1	1
_______________

(1)	The interest rates for variable rate bank and other loans are calculated based on the individual year end indices.

The outstanding balances of the Company's loans denominated in foreign currency has decreased continually as a result of repayments of the loans by the Company according to agreed-upon repayment schedules.  The loans denominated in US dollars decreased from RMB5.548 billion as of December 31, 2005 to RMB3.471 billion as of December 31, 2007; the loans denominated in JPY decreased from RMB90 million as of December 31, 2005 to RMB53 million as of December 31, 2007; the loans denominated in Euros decreased from RMB702 million as of December 31, 2005 to RMB650 million as of December 31, 2007.  As a result, the associated foreign exchange risk to which the Company is exposed has decreased.

Interest rate risk

We are exposed to interest rate risk primarily resulting from fluctuations in interest rates on our debts. Upward fluctuations in interest rates increase the cost of new variable rate debts and the interest cost of outstanding floating rate borrowings.

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

The following table provides information, by maturity date, regarding our interest rate sensitive financial instruments, which consist of fixed rate loans, variable rate loans, short-term bonds and long-term bonds as of December 31, 2007 and average interest rates for the year ended December 31, 2007.

(RMB expressed in millions, except interest rate)
	As of December 31, 2007
	Expected Maturity Date						Total recorded value	Fair value
	2008	2009	2010	2011	2012	Thereafter
Debts
Fixed rate shareholder's, bank and other loans	15,506	9,616	8,608	3,660	2,551	8,612	48,553	48,114
Average interest rate	6.017%	5.986%	5.922%	5.789%	5.697%	5.766%

Variable rate bank and other loans	82	82	82	65	46	116	473	473
Average interest rate	5.227%	5.207%	5.173%	5.145%	5.145%	5.145%

Short-term bonds	5,065	-	-	-	-	-	5,065	5,065
Average interest rate	4.258%	-	-	-	-	-

Long-term bonds	-	-	-	-	981	4,905	5,886	5,886
Average interest rate	6.143%	6.143%	6.143%	6.143%	6.143%	6.145%
_______________

(1)	The interest rates for variable rate bank and other loans are calculated based on the individual year end indices.

As of December 31, 2007, the Company's floating rate loans denominated in foreign currency amounted to RMB473 million, accounting for approximately 11.33% of the total foreign loans, and the average interest rate level was relatively low, which is six-month US dollar LIBOR plus 16 basis points. In 2007, Federal Reserve of United States began to decrease the federal funds rate (FFR) due to unfavorable economic conditions. It seems that Federal Reserve of United States has accelerated the pace of decreasing FFR in the first several months of 2008 to avoid more significant recession caused by the sub-prime crisis.  With only a small portion of loans denominated in foreign currency bearing floating interest rates, the Company is exposed to relatively low risk of interest rate increases. The Company has paid special attention to the trend of international interest rate market by keeping up with the market conditions and predicting the future trend, and has made efforts to explore the feasibility of risk management by application of derivative financial instruments.  The Company expects to implement the relevant plan according to its internal approval procedures and use interest rate swap and other derivative financial instruments to control its interest rate risk upon appropriate time.

As the Company repaid the loans in accordance with the repayment agreements, the balance of floating rate loans decreased from RMB702 million as of December 31, 2005 to RMB473 million as of December 31, 2007. As a result, the associated interest rate risk related to variable rate bank and other loans to which the Company is exposed has decreased.  The balance of fixed rate loans increased from RMB37.907 billion as of December 31, 2005 to RMB48.553 billion as of December 31, 2007 to cover the expenditure on construction and acquisitions.  As a result of the increased scale of the fixed rate loans and the issuance of fixed rate bonds, the interest rate risk related to fixed rate loans and bonds has increased.

For other detailed information of the market risk, please refer to the Note 3(a) to the "Financial Statements."

ITEM 12   Description of Securities Other than Equity Securities

 Not applicable.

PART II.

ITEM 13           Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14          Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

ITEM 15          Controls and Procedures

Disclosure Controls and Procedures

Our management, with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of December 31, 2007 (the "Evaluation Date"), the end of the fiscal year covered by this annual report. Based on this evaluation, our principal executive officer and principal financial officer have concluded that, as of the Evaluation Date, our disclosure controls and procedures were effective.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in the Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our chairman of the board, or principal executive officer, and chief accountant, or principal financial officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting based upon the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this annual report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2007 at providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The effectiveness of the Company's internal control over financial reporting as of December 31, 2007 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report which appears herein.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2007, there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16          Reserved

ITEM 16A       Audit Committee Financial Expert

The Board of Directors has determined that Mr. Xia Donglin and Mr. Liu Jipeng qualify as Audit Committee Financial Experts in accordance with the terms of Item 16A of Form 20-F.  Mr. Xia Donglin and Mr. Liu Jipeng were respectively appointed as our independent non-executive directors on May 11, 2005.  See "Item 6 Directors, Senior Management and Employees — A. Directors, members of the supervisory committee and senior management".

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

ITEM 16C       Principal Accountant Fees and Services

PricewaterhouseCoopers has served as our independent public auditors for each of the fiscal years in the two-year period ended December 31, 2007, for which audited consolidated financial statements appear in this annual report on Form 20-F.

The following table shows information about fees payable by us to PricewaterhouseCoopers:

	For the year ended December 31,
(RMB million)	2007	2006

Audit fees	29.9	42.4
Audit-related fees	0.5	1.5
Tax fees	-	-
All other fees	-	-
Total	30.4	43.9

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

Audit-related Services include those other assurances and related services provided by auditors, but not restricted to those that can only reasonably be provided by the external auditors signing the auditors' report, that are reasonably related to the performance of the audit or review of the Company's financial statements such as acquisition due diligence, consultations concerning financial accounting and reporting standards.

Tax Services include the assistance with compliance and reporting of corporate income tax and value-added tax, assistance with our assessment of new or changing tax regimes, assessment of our transfer pricing policies and practices, and assistance with assessing relevant rules, regulations and facts going into our correspondence with tax authorities.

Audit Committee Pre-approval Policies and Procedures

The Audit Committee of the Company's Board of Directors is responsible, among other things, for the oversight of the external auditors subject to the requirements of the PRC Law and the Company's Articles of Association.  The Audit Committee has adopted a policy regarding pre-approval of audit and permissible non-audit services to be provided by our independent auditors (the "Policy").  Under the Policy, proposed services either (i) may be pre-approved by the Audit Committee without consideration of specific case-by-case services ("general pre-approval"); or (ii) require the specific pre-approval of the Audit Committee ("specific pre-approval").  General pre-approval applies to services of recurring and predictable nature.  These types of services, once approved by the Audit Committee in the beginning, will not require further approval in future, except when actual fees and expenses exceed pre-approved budget levels.  In such a case, the Audit Committee may authorize one of its members to approve budget increases subject to the requirement that such member provide a report on his decision to approve or deny an application for budget increases to the Audit Committee at an Audit Committee meeting held immediately after such member grants or denies the approval.

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

ITEM 16E         Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

ITEM 17           Financial Statements

See pages F-1 through F-66 following Item 19.

ITEM 18          Financial Statements

Not applicable.

ITEM 19          Exhibit

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

THIS PAGE IS INTENTIONALLY LEFT BLANK

Report of Independent Registered Public Accounting Firm

To the shareholders of Huaneng Power International, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in equity and cash flows present fairly, in all material respects, the financial position of Huaneng Power International, Inc. (the "Company") and its subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Item 15 appearing on page 77 of the Annual Report on Form 20-F-2007.  Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our audits (which were integrated audits in 2007 and 2006).  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong
March 25, 2008

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB or US$, except per share data)

		For the year ended December 31,
	Note	2007		2006	2005
		RMB	US$	RMB	RMB

Operating revenue		49,767,849	6,813,220	44,301,403	40,190,004

Sales tax		(139,772)	(19,134)	(148,057)	(113,475)

Operating expenses
Fuel		(27,790,310)	(3,804,494)	(22,608,151)	(21,202,952)
Maintenance		(1,534,016)	(210,007)	(1,306,888)	(1,165,374)
Depreciation		(7,225,964)	(989,235)	(6,719,158)	(6,167,692)
Labor		(2,786,109)	(381,418)	(2,886,767)	(2,487,098)
Service fees on transmission and transformer facilities of HIPDC	7(b)	(140,771)	(19,272)	(140,771)	(141,102)
Others		(2,228,596)	(305,095)	(1,933,200)	(1,903,345)

Total operating expenses		(41,705,766)	(5,709,521)	(35,594,935)	(33,067,563)

Profit from operations		7,922,311	1,084,565	8,558,411	7,008,966

Interest income		53,527	7,328	51,910	53,685
Interest expense		(2,132,122)	(291,888)	(1,591,033)	(1,426,609)
Exchange gain and bank charges, net		204,134	27,946	67,819	248,533

Total financial expenses, net		(1,874,461)	(256,614)	(1,471,304)	(1,124,391)

Share of profits of associates	11	586,323	80,268	790,629	644,376

Investment income, net		127,281	17,425	128,614	60,872

Gain / (Loss) on disposals of investments	6 & 13	545,230	74,642	(19)	-

Other income, net	5	12,617	1,727	10,442	2,385

Profit before income tax expense	6	7,319,301	1,002,013	8,016,773	6,592,208

Income tax expense	32	(838,270)	(114,760)	(1,127,699)	(1,044,297)

Profit for the year		6,481,031	887,253	6,889,074	5,547,911

Attributable to:

Equity holders of the Company		6,161,127	843,459	6,071,154	4,871,794

Minority interests		319,904	43,794	817,920	676,117

		6,481,031	887,253	6,889,074	5,547,911

Dividends paid		3,375,507	462,107	3,013,846	3,022,096

Proposed dividend	21	3,616,615	495,115	3,375,507	3,013,846

Proposed dividend per share (expressed in RMB per share)	21	0.30	0.04	0.28	0.25

Earnings per share for profit attributable to the equity holders of the Company during the year (expressed in RMB per share)

- Basic	33	0.51	0.07	0.50	0.40

- Diluted	33	0.51	0.07	0.50	0.40

The accompanying notes are an integral part of these consolidated financial statements.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2007 AND 2006
(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB or US$)
		As of December 31,
	Note	2007		2006
		RMB	US$	RMB

ASSETS

Non-current assets
Property, plant and equipment, net	10	90,125,919	12,338,242	90,444,225
Investments in associates	11	8,731,490	1,195,341	5,418,213
Available-for-sale investments	13	3,462,158	473,970	1,458,759
Land use rights	14	2,269,208	310,655	2,013,480
Deferred income tax assets	29	211,654	28,975	98,429
Goodwill	15	555,266	76,016	671,796
Other non-current assets		389,375	53,304	269,404
Total non-current assets		105,745,070	14,476,503	100,374,306

Current assets
Inventories, net	16	2,319,290	317,511	2,121,489
Other receivables and assets, net	17	822,131	112,550	615,488
Accounts receivable, net	18	7,876,318	1,078,268	7,315,683
Financial assets at fair value through profit or loss		-	-	100,180
Due from other related parties	7(a)(iv) & 17	560	77	621
Restricted cash		220,495	30,186	203,863
Cash and cash equivalents	34(a)	7,312,265	1,001,049	3,207,192

Total current assets		18,551,059	2,539,641	13,564,516

Total assets		124,296,129	17,016,144	113,938,822

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (CONT'D)
AS OF DECEMBER 31, 2007 AND 2006
(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB or US$)
		As of December 31,
	Note	2007		2006
		RMB	US$	RMB

EQUITY AND LIABILITIES

Capital and reserves attributable to equity holders of the Company
A shares, par value of RMB1.00 each	19	9,000,000	1,232,100	9,000,000
Overseas listed foreign shares, par value of RMB1.00 each	19	3,055,383	418,282	3,055,383
Additional paid-in capital		8,988,973	1,230,591	8,988,973
Dedicated capital	20	6,096,100	834,556	5,454,467
Fair value gains from available-for-sale investment, net of tax	13 & 29	1,674,449	229,232	998,825
Retained earnings
Proposed dividend	21	3,616,615	495,115	3,375,507
Others		14,497,060	1,984,648	12,584,354

		46,928,580	6,424,524	43,457,509

Minority interests		5,151,062	705,181	7,151,183

Total equity		52,079,642	7,129,705	50,608,692

NON-CURRENT LIABILITIES
Long-term loans from Huaneng Group	22	2,800,000	383,320	2,800,000
Long-term bank loans	22	30,548,338	4,182,069	32,065,840
Other long-term loans	22	90,309	12,363	232,779
Long-term bonds	23	5,885,615	805,741	-
Deferred income tax liabilities	29	1,092,545	149,569	1,078,897
Other non-current liabilities	24	423,119	57,925	309,930

Total non-current liabilities		40,839,926	5,590,987	36,487,446

CURRENT LIABILITIES
Accounts payable and other liabilities	25	8,849,363	1,211,480	8,221,787
Taxes payables	26	955,334	130,785	1,191,783
Dividends payable		12,150	1,663	-
Due to Huaneng Group	7(a)(iv)	190	26	44,592
Due to HIPDC	7(a)(iv)	80,140	10,971	79,730
Due to associates	7(a)(v)	8,254	1,130	83,512
Due to other related parties	7(a)(iv)	303,122	41,497	65,795
Salary and welfare payables		213,403	29,215	584,043
Short-term bonds	27	5,064,690	693,356	5,077,577
Short-term loans	28	11,670,400	1,597,678	8,161,910
Current portion of long-term bank loans	22	4,183,391	572,706	3,140,393
Current portion of other long-term loans	22	36,124	4,945	191,562

Total current liabilities		31,376,561	4,295,452	26,842,684

Total equity and liabilities		124,296,129	17,016,144	113,938,822

These consolidated financial statements have been approved for issue by the Board of Directors on March 25, 2008.

The accompanying notes are an integral part of these consolidated financial statements.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB)

	Attributable to equity holders of the Company							Minority interests	Total equity
	Share capital	Additional paid-in capital	Dedicated capital			Available-for-sale investment revaluation reserve	Retained earnings
			Statutory and discretionary surplus reserve funds	Statutory public welfare fund	Sub-total

Balance as of January 1, 2005	12,055,383	8,972,184	2,202,689	1,863,281	4,065,970	-	12,433,102	3,266,393	40,793,032
Changes in equity for the year ended December 31, 2005
Fair value gains from available-for-sale investment – gross	-	-	-	-	-	749,369	-	-	749,369
Fair value gains from available-for-sale investment – tax	-	-	-	-	-	(112,405)	-	-	(112,405)
Net income recognized directly in equity	-	-	-	-	-	636,964	-	-	636,964
Profit for the year ended December 31, 2005	-	-	-	-	-	-	4,871,794	676,117	5,547,911
Total recognized income and expense for the year	-	-	-	-	-	636,964	4,871,794	676,117	6,184,875
Minority interests arising on business combinations	-	-	-	-	-	-	-	1,979,219	1,979,219
Net capital injection from minority shareholders of subsidiaries	-	-	-	-	-	-	-	596,064	596,064
Dividends waived by a shareholder of an associate	-	15,923	-	-	-	-	-	-	15,923
Dividends relating to 2004	-	-	-	-	-	-	(3,013,846)	(196,992)	(3,210,838)
Dividends relating to 2005	-	-	-	-	-	-	-	(214,088)	(214,088)
Transfer from statutory public welfare fund to discretionary surplus reserve fund	-	-	3,473	(3,473)	-	-	-	-	-
Transfer to dedicated capital (Note 20)	-	-	476,262	357,197	833,459	-	(833,459)	-	-

Balance as of December 31, 2005	12,055,383	8,988,107	2,682,424	2,217,005	4,899,429	636,964	13,457,591	6,106,713	46,144,187

Balance as of January 1, 2006	12,055,383	8,988,107	2,682,424	2,217,005	4,899,429	636,964	13,457,591	6,106,713	46,144,187
Changes in equity for the year ended December 31, 2006
Fair value gains from available-for-sale investment – gross (Note 13)	-	-	-	-	-	425,769	-	-	425,769
Fair value gains from available-for-sale investment – tax (Note 29)	-	-	-	-	-	(63,908)	-	-	(63,908)
Net income recognized directly in equity	-	-	-	-	-	361,861	-	-	361,861
Profit for the year ended December 31, 2006	-	-	-	-	-	-	6,071,154	817,920	6,889,074
Total recognized income and expense for the year	-	-	-	-	-	361,861	6,071,154	817,920	7,250,935
Net capital injection from minority shareholders of subsidiaries	-	-	-	-	-	-	-	588,201	588,201
Dividends waived by a shareholder of a subsidiary	-	866	-	-	-	-	-	495	1,361
Dividends relating to 2005	-	-	-	-	-	-	(3,013,846)	(362,146)	(3,375,992)
Transfer from statutory public welfare fund to statutory surplus reserve fund	-	-	2,217,005	(2,217,005)	-	-	-	-	-
Transfer to dedicated capital (Note 20)	-	-	555,038	-	555,038	-	(555,038)	-	-
Balance as of December 31, 2006	12,055,383	8,988,973	5,454,467	-	5,454,467	998,825	15,959,861	7,151,183	50,608,692

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONT'D)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB)

	Attributable to equity holders of the Company							Minority interests	Total equity
	Share capital	Additional paid-in capital	Dedicated capital			Available-for-sale investment revaluation reserve	Retained earnings
			Statutory and discretionary surplus reserve funds	Statutory public welfare fund	Sub-total

Balance as of January 1, 2007	12,055,383	8,988,973	5,454,467	-	5,454,467	998,825	15,959,861	7,151,183	50,608,692
Changes in equity for the year ended December 31, 2007
Fair value gains from available-for-sale investment – gross (Note13)	-	-	-	-	-	1,607,251	-	-	1,607,251
Fair value gains from available-for-sale investment – tax (Note 29)	-	-	-	-	-	(483,366)	-	-	(483,366)
Reversal of deferred income tax	-	-	-	-	-	79,105	-	-	79,105
Disposals of available-for-sale investment	-	-	-	-	-	(527,366)	-	-	(527,366)
Net income recognized directly in equity	-	-	-	-	-	675,624	-	-	675,624
Profit for the year ended December 31, 2007	-	-	-	-	-	-	6,161,127	319,904	6,481,031
Total recognized income and expense for the year	-	-	-	-	-	675,624	6,161,127	319,904	7,156,655
Deemed disposal of a subsidiary (Note 11)	-	-	-	-	-	-	-	(2,216,278)	(2,216,278)
Acquisitions of subsidiaries	-	-	-	-	-	-	-	225,718	225,718
Net capital injection from minority shareholders of subsidiaries	-	-	-	-	-	-	-	116,890	116,890
Dividends relating to 2006	-	-	-	-	-	-	(3,375,507)	(446,355)	(3,821,862)
Transfer to dedicated capital (Note 20)	-	-	631,806	-	631,806	-	(631,806)	-	-
Others	-	-	9,827	-	9,827	-	-	-	9,827

Balance as of December 31, 2007	12,055,383	8,988,973	6,096,100	-	6,096,100	1,674,449	18,113,675	5,151,062	52,079,642
The accompanying notes are an integral part of these consolidated financial statements.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB or US$)

		For the year ended December 31,
	Note	2007		2006	2005
		RMB	US$	RMB	RMB

CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income tax expense		7,319,301	1,002,013	8,016,773	6,592,208
Adjustments to reconcile profit before income tax expense to net cash provided by operating activities:
Depreciation		7,229,108	989,665	6,721,684	6,172,866
Provision for impairment loss on property, plant and equipment		7,044	964	11,920	30,080
Amortization of land use rights		46,447	6,359	42,484	36,429
Amortization of other non-current assets		17,813	2,439	15,719	15,297
Amortization of housing loss		38,059	5,210	38,810	39,258
Amortization of bonds issuance expense		17,403	2,382	19,052	-
Excess of acquirer's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost		-	-	(24,758)	-
Gain on deemed disposal of Huaneng Sichuan Hydropower Co., Ltd. ("Sichuan Hydropower")		(17,864)	(2,446)	-	-
Gain on disposal of available-for-sale investment		(527,366)	(72,196)	-
(Reversal of) / Provision for doubtful accounts		(1,466)	(201)	(4,853)	49,869
(Reversal of) / Provision for inventory obsolescence		(6,615)	(906)	1,808	31,724
Investment income, net		(127,281)	(17,425)	(128,595)	(60,872)
(Gain)/Loss on disposals or write-off of property, plant and equipment, net		(238,037)	(32,587)	100,018	145,762
Unrealized exchange gain, net		(236,093)	(3,970)	(116,028)	(294,281)
Share of profits of associates		(586,323)	(80,268)	(790,629)	(644,376)
Interest income		(53,527)	(7,328)	(51,910)	(53,685)
Interest expense		2,132,122	291,888	1,591,033	1,426,609
Changes in working capital:
Inventories		(190,332)	(26,056)	188,060	(831,622)
Other receivables and assets		(201,721)	(27,616)	(106,505)	265,320
Accounts receivable		(1,498,184)	(205,101)	(883,033)	(596,517)
Due from HIPDC		-	-	-	(21,847)
Due from other related parties		61	8	(621)	14,970
Restricted cash		(13,520)	(1,851)	(2,587)	1,412
Other non-current liabilities		251,761	34,466	183,003	91,188
Accounts payable and other liabilities		31,610	4,327	39,378	574,654
Taxes payable		(40,650)	(5,565)	151,412	(69,569)
Due to Huaneng Group		-	-	(6,128)	6,128
Due to HIPDC		410	56	26,500	(1,205,569)
Due to associates		(75,258)	(10,303)	83,512	(3,799)
Due to other related parties		239,008	32,720	36,176	20,183
Salary and welfare payables		(270,994)	(37,099)	189,641	(23,653)
Others		(31,073)	(4,254)	1,790	-
Interest paid		(2,722,935)	(372,770)	(2,507,354)	(1,965,094)
Interest received		52,825	7,232	53,444	52,475
Income tax paid		(1,192,133)	(163,203)	(1,394,503)	(1,114,698)

Net cash provided by operating activities		9,351,600	1,308,584	11,494,713	8,680,850

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT'D)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB or US$)

		For the year ended December 31,
	Note	2007		2006	2005
		RMB	US$	RMB	RMB

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment		(14,223,310)	(1,947,172)	(15,998,575)	(13,842,293)
Proceeds from disposals of property, plant and equipment, net		270,131	36,981	32,180	32,098
Prepayments of land use rights		(216,752)	(29,673)	(250,627)	(99,745)
Prepayments of territorial waters use right		(152,409)	(20,865)	-	-
(Increase) / Decrease in other non-current assets		(6,247)	(855)	(8,973)	15,766
Decrease in temporary cash investments		-	-	2,652	9,989
Cash dividend received		518,934	71,042	482,609	429,589
Capital injections in associates		(1,654,000)	(226,433)	(174,918)	-
Purchases of financial assets at fair value through profit or loss		(370,189)	(50,679)	-	-
Cash paid for acquiring available-for-sale investments		(449,457)	(61,531)	-	-
Proceeds from trading of available-for-sale investment		603,411	82,606	-	-
Cash consideration paid for acquisitions		(485,750)	(66,500)	-	(2,544,998)
Cash from the power plants acquisitions	34(c)	259,924	35,583	-	566,704
Cash outflow upon deemed disposal of Sichuan Hydropower	34(d)	(322,176)	(44,107)	-	-
Others		(29,465)	(4,035)	110	19,521

Net cash used in investing activities		(16,257,355)	(2,225,638)	(15,915,542)	(15,413,369)

CASH FLOWS FROM FINANCING ACTIVITIES
Short-term bonds issuance expense paid		(20,000)	(2,738)	(20,000)	(22,500)
Issuance of short-term bonds		5,000,000	684,500	5,000,000	4,862,200
Repayments of short-term bonds		(5,000,000)	(684,500)	(4,862,200)	-
Drawdown of short-term loans		23,898,505	3,271,707	14,458,700	11,657,569
Repayments of short-term loans		(19,771,700)	(2,706,746)	(13,215,850)	(13,670,000)
Drawdown of long-term loans from Huaneng Group		-	-	-	2,000,000
Drawdown of long-term bank loans		8,186,176	1,120,688	9,982,982	8,297,018
Repayments of long-term bank loans		(3,282,102)	(449,320)	(3,010,623)	(2,933,870)
Drawdown of other long-term loans		-	-	40,000	-
Repayments of other long-term loans		(210,873)	(28,869)	(472,154)	(351,118)
Long-term bonds issuance expense paid		(96,356)	(13,191)	-	-
Issuance of long-term bonds		6,000,000	821,400	-	-
Net capital injection from minority shareholders of the subsidiaries		116,890	16,002	588,708	585,702
Dividends paid to shareholders of the Company		(3,375,507)	(462,107)	(3,013,846)	(3,022,096)
Dividends paid to minority shareholders of the subsidiaries		(434,205)	(59,443)	(495,361)	(318,252)

Net cash provided by financing activities		11,010,828	1,507,383	4,980,356	7,084,653
NET INCREASE IN CASH AND CASH EQUIVALENTS		4,105,073	590,329	559,527	352,134
Cash and cash equivalents, beginning of the year		3,207,192	410,720	2,647,665	2,295,531
CASH AND CASH EQUIVALENTS, END OF THE YEAR	34(a)	7,312,265	1,001,049	3,207,192	2,647,665

The accompanying notes are an integral part of these consolidated financial statements.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)

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

(a)     Basis of preparation

The financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"). The financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale investment and financial assets at fair value through profit or loss. This basis of accounting differs from that used in the preparation of the statutory financial statements of the Company and its subsidiaries ("PRC statutory financial statements").  The PRC statutory financial statements of the Company and its subsidiaries comprising the financial statements have been prepared in accordance with the relevant accounting principles and regulations applicable to the Company and its subsidiaries, as appropriate in the PRC.  Appropriate adjustments have been made to the PRC statutory financial statements to conform to IFRS.  Differences arising from the restatement have not been incorporated in the statutory accounting records of the Company and its subsidiaries.

The consolidated financial statements are expressed in Renminbi ("RMB"), the national currency of the PRC.  Solely for the convenience of the reader, the December 31, 2007 financial statements have been translated into United States Dollars (US$) at the rate of US$1.00=RMB7.3046 announced by the People's Bank of China on December 31, 2007.  No representation is made that Renminbi amounts could have been, or could be, converted into United States Dollars at the rate on December 31, 2007, or at any other certain rate.

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

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

2.       PRINCIPAL ACCOUNTING POLICIES (CONT'D)

(a)  Basis of preparation (cont'd)

During 2007, a significant portion of the Company and its subsidiaries' funding requirements for capital expenditures were satisfied by short-term borrowings. Consequently, as of December 31, 2007, the Company and its subsidiaries have a negative working capital balance of approximately RMB12.8 billion (2006: RMB13.3 billion). The Company and its subsidiaries have unsecured undrawn available banking facilities amounting to approximately RMB18.70 billion (2006: RMB25.61 billion), and will refinance and / or restructure certain short-term loans into long-term loans and also consider alternative sources of financing, where applicable. Therefore, the directors of the Company and its subsidiaries are of the opinion that the Company and its subsidiaries will be able to meet its liabilities as and when they fall due within the next twelve months and have prepared these financial statements on a going concern basis.

The following new standard, amendment to standard and interpretation are mandatory for financial year with annual period beginning on or after January 1, 2007 and relevant to the Company and its subsidiaries.

•
IFRS 7, Financial Instruments: Disclosures and a complementary amendment to International Accounting Standard ("IAS") 1, Presentation of Financial statements – Capital Disclosures.  IFRS 7 introduces new disclosures relating to financial instruments. This standard introduces certain revised disclosure requirements, including the mandatory disclosures on sensitivity analysis for each type of market risk. It replaces IAS 30, Disclosures in the Financial statements of Banks and Similar Financial Institutions, and disclosure requirements in IAS 32, Financial Instruments: Disclosure and Presentation and is applicable to all entities reporting under IFRS. The amendment to IAS 1 introduces disclosures on the objectives, policies and processes for managing capital. Except for an extension of disclosures, the Company and its subsidiaries considered there was no significant impact from adopting IFRS 7 and the amendment to IAS 1 on the financial statements of the Company and its subsidiaries.

•
International Financial Reporting Interpretation Committee Interpretation ("IFRIC Interpretation") 10, Interim Financial Reporting and Impairment. This interpretation prohibits the impairment losses recognized in a previous interim period on goodwill, investments in equity instruments and investments in financial assets carried at cost to be reversed at subsequent balance sheet dates. The Company and its subsidiaries considered there will be no significant impact from adopting IFRIC Interpretation 10 on the financial statements of the Company and its subsidiaries.

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

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)

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

(ii)   Transactions with minority interests

The Company and its subsidiaries apply a policy of treating transactions with minority interests as transactions with parties external to the Company and its subsidiaries.  Disposals to minority interests result in gains and losses for the Company and its subsidiaries that are recorded in the income statement. Purchases from minority interests result in goodwill, being the difference between any consideration paid and the relevant share acquired of the value of net assets of the subsidiaries.

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

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

 2.      PRINCIPAL ACCOUNTING POLICIES (CONT'D)

(b)    Consolidation (cont'd)

(iii)    Associates (cont'd)

The shares of the Company and its subsidiaries on post-acquisition profits or losses of associates are recognized in the income statement and their shares of post-acquisition movements in reserves are recognized in reserves. The cumulative post-acquisition movements are adjusted against the carrying amounts of the investments.  When the share of the Company and its subsidiaries on losses in an associate equals or exceeds their interest in the associate, including any other unsecured receivables, the Company and its subsidiaries do not recognize further losses, unless they have incurred obligations or made payments on behalf of the associate.

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

Dilution gains and losses in associates are recognized in the income statement.

(c)    Foreign currency translation

(i)     Functional and presentation currency

Items included in the financial statements of each entity of the Company and its subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The financial statements are presented in Renminbi ("RMB"), which is the functional and presentation currency of the Company.

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

(d)    Property, plant and equipment, net

Property, plant and equipment is stated at historical cost less accumulated depreciation and any accumulated impairment loss.  Historical cost includes expenditure that is directly attributable to the acquisition of the item.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)

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

Subsequent costs are included in the carrying amount of the asset or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and its subsidiaries and the cost of the item can be measured reliably.  The carrying amount of the replaced part is derecognized.  All other repairs and maintenance are charged in the income statement during the financial period in which they are incurred.

Depreciation on property, plant and equipment is calculated using the straight-line method to allocate their costs to their residual values over their estimated useful lives, as follows:

	2007	2006
Dam	N/A	45 – 55 years
Buildings	15 – 35 years	8 – 55 years
Electric utility plant in service	7 – 35 years	4 – 40 years
Transportation facilities	6 – 15 years	5 – 27 years
Others	4 – 18 years	2.5 – 18 years

*The change of the above range was due to the conversion of Sichuan Hydropower from subsidiary to associate.

The residual values, useful lives and depreciation method of the assets are reviewed, and adjusted if appropriate, at each financial year-end.

The carrying amount of an asset is written down immediately to its recoverable amount if the carrying amount of the asset is greater than its estimated recoverable amount (Note 2(f)).

Gains and losses on disposals are determined by comparing the proceeds with the carrying amounts and are recognized within 'operating expenses – others' in the income statement.

(e)    Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the share of the Company and its subsidiaries on the net identifiable assets of the acquired subsidiary / associate at the date of acquisition.  Goodwill on acquisitions of associates is included in 'investments in associates' and is tested for impairment as part of the overall balance.  Separately recognized goodwill is tested annually for impairment and carried at cost less any accumulated impairment loss.  Impairment losses on goodwill are not reversed.  Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units ("CGUs") for the purpose of impairment testing (Note 15).  The allocation is made to those CGUs or groups of CGUs that are expected to benefit from the business combination in which the goodwill arose.  The Company and its subsidiaries allocate goodwill to CGUs or groups of CGUs in the region in which they operate.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

 2.      PRINCIPAL ACCOUNTING POLICIES (CONT'D)

(f)      Impairment of investment in subsidiaries, associates and non-financial assets

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

(ii)   Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.  They are included in current assets, except for maturities greater than 12 months after the balance sheet date.  These are classified as non-current assets.  Loans and receivables are primarily classified as 'accounts receivable, net', 'other receivables and assets, net', 'other non-current assets' and 'cash and cash equivalents' in the balance sheets.

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

(iv)   Available-for-sale investments

Available-for-sale investments are non-derivatives that are either designated in this category or not classified in any of the other categories.  They are included in non-current assets unless management intends to dispose of the investments within 12 months of the balance sheet date.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

 2.       PRINCIPAL ACCOUNTING POLICIES (CONT'D)

(g)        Financial assets (cont'd)

Regular purchases and sales of financial assets are recognized on trade-date – the date on which the Company and its subsidiaries commit to purchase or sell the asset.  Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss.  Financial assets carried at fair value through profit or loss are initially recognized at fair value, and transaction cost are expensed in the income statement. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company and its subsidiaries have transferred substantially all risks and rewards of ownership.  Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value.  Loans and receivables and held-to-maturity investments are carried at amortized costs using the effective interest method.

Changes in the fair value of investments classified as available-for-sale are recognized in equity.  Gain or loss arising from changes in the fair value of the "financial asset at fair value through profit or loss" category are presented in the income statement within 'investment income, net' in the period in which they arise.

When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognized in equity are included in the income statement as 'Gain / (Loss) on disposals of investments'.  Dividends on available-for-sale equity instruments are recognized in the income statement as part of 'investment income, net' when the right of the Company and its subsidiaries to receive payments is established.

The fair values of quoted investments are based on current bid prices.  If the market for a financial asset is not active (and for unlisted securities), the Company and its subsidiaries establish fair value by using valuation techniques. These include the use of discounted cash flow analysis and option pricing model, making maximum use of market inputs and relying as little as possible on entity-specific inputs.

The Company and its subsidiaries assess at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired.  In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered as an indicator that the securities are impaired.  If any such evidence exists for available-for-sale investments, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any accumulated impairment loss on that financial asset previously recognized in the income statement – is removed from equity and recognized in the income statement.  Impairment loss recognized in the income statement on equity instrument is not reversed through the income statement. The impairment loss of held-to-maturity investments is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial assets' original effective interest rate (i.e. the effective interest rate computed at initial recognition). The carrying amount of such an asset shall be reduced either directly or through use of an allowance account while the amount of such losses shall be recognized in the income statement.  Impairment testing of receivables is described in Note 2(i).

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)

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

(i)        Receivables

Receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for doubtful accounts.  A provision for doubtful accounts of receivable is established when there is objective evidence that the Company and its subsidiaries will not be able to collect all amounts due according to the original terms of the receivables.  Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization and default or delinquency in payments are considered indicators that the receivable is impaired.  The amount of the provision is the difference between the carrying amount of the asset and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amounts of the receivables are reduced through the use of allowance accounts, and the amount of the provision is recognized in the income statement within 'operating expenses – others'.  When a receivable is uncollectible, it is written off against the allowance account for receivable. Subsequent recoveries of amounts previously written off are credited against 'operating expenses – others' in the income statement.

(j)        Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions.  Parties are also considered to be related if they are subject to common control.

(k)       Cash and cash equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less.

(l)        Accounts and other payables

Accounts and other payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

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

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

 2.      PRINCIPAL ACCOUNTING POLICIES (CONT'D)

(n)      Taxation

(i)   Value-added tax ("VAT")

Under the relevant PRC tax laws, the Company and its subsidiaries are subject to VAT.  The Company and its subsidiaries are subject to output VAT levied at 17% of the operating revenue.  The input VAT can be used to offset the output VAT levied on operating revenue to determine the net VAT payable.  Because VAT is a tax on the customer and the Company and its subsidiaries collect such tax from the customers and pay such tax to the suppliers on behalf of the tax authority, the VAT has not been included in operating revenue or operating expenses.

(ii)   Current and deferred income tax

The statutory income tax is assessed on an individual entity basis, based on each of their results of operations. The commencement dates of the tax holiday period of each power plant are individually determined.

The income tax charges are based on assessable profit for the year and after considering deferred taxation.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

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

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

 2.      PRINCIPAL ACCOUNTING POLICIES (CONT'D)

(n)      Taxation (cont'd)

(ii)   Current and deferred income tax (cont'd)

In March 2007, the PRC government promulgated the Enterprise Income Tax Law (the "CIT Law") which will be effective from January 1, 2008.  The CIT Law will impose a single income tax rate of 25% for both domestic and foreign investment enterprise.  The existing Tax Law of the People's Republic of China for Enterprises with Foreign Investment and Foreign Enterprises (the "FIE and FE tax laws") and Provisional Regulations of the People's Republic of China on Enterprise Income Tax (collectively referred to as the "existing tax laws") will be abolished simultaneously. Currently, the power plants of the Company and its subsidiaries applied the tax rates under the existing tax laws in deriving the current income tax expense. The CIT Law has provided a 5-year transitional period for those entities that applied FIE and FE tax laws in previous years.

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

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

 2.      PRINCIPAL ACCOUNTING POLICIES (CONT'D)

(p)      Government grants

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Company and its subsidiaries will comply with all attached conditions.

Government grants relating to costs are recognized in the income statement over the period necessary to match them with the costs that they are intended to compensate.

Government grants relating to property, plant and equipment are included in non-current liabilities and are credited to the income statement on a straight-line basis over the expected lives of the related assets.

(q)       Revenue and income recognition

Revenue and income are recognized when it is probable that the economic benefits associated with the transaction will flow to the Company and its subsidiaries and the amount of the revenue and income can be measured reliably.

(i)  Operating revenue

Operating revenue represents the fair value of the consideration received or receivable for electricity sold in the ordinary course of the activities of the Company and its subsidiaries (net of VAT and after taking into account amounts received in advance). Revenue is earned and recognized upon transmission of electricity to the power grid controlled and owned by the respective regional or provincial grid companies.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

 2.      PRINCIPAL ACCOUNTING POLICIES (CONT'D)

(q)      Revenue and income recognition (cont'd)

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

(r)      Operating leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

(s)      Borrowing costs

Borrowing costs incurred for the construction of any qualifying assets (including in property, plant and equipment) are capitalized during the period of time that is required to complete and prepare the asset for its intended use. Other borrowing costs are expensed.

(t)      Financial guarantee contracts

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

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

 2.      PRINCIPAL ACCOUNTING POLICIES (CONT'D)

(u)     Dividend distribution

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

  (w)     Standards and amendments to published standards that are not yet effective but relevant to the Company and its subsidiaries

Certain new standards, amendments to existing standards have been published that are mandatory for the accounting periods of the Company and its subsidiaries beginning on or after January 1, 2009 or later periods but which the Company and its subsidiaries have not early adopted. These are summarized as follows:

•
IAS 1, Presentation of financial statements (effective for annual periods beginning on or after January 1, 2009), replaces IAS 1 (revised in 2003) as amended in 2005 and establishes the amendments to the presentation of information in the financial statements. It requires the presentation of recognized income and expense in a statement of comprehensive income or in a statement of profit or loss together with a statement of comprehensive income, separately from owner changes in equity. All other non-owner changes in equity and related current and deferred income tax should also be presented separately from the owner changes in equity. IAS 1 also requires, as a minimum, the presentation of three statements of financial position (balance sheet) in a complete set of financial statements whenever there is a prior period adjustment or a reclassification of items in the financial statements – as of the end of the current period, the end of the comparative period and the beginning of the comparative period. Dividends recognized as distributions to owners and related per-share amounts should be presented on the face of the statement of changes in equity or in the notes and not on the face of the statement of comprehensive income or the face of the income statement. The Company and its subsidiaries will apply IAS 1 in its financial statements for the period commencing from January 1, 2009. Management does not expect any material impact from adopting IAS 1 on the financial statements of the Company and its subsidiaries.

•
IAS 23, Borrowing costs (effective for annual periods beginning on or after January 1, 2009). It supersedes IAS 23 revised in 1993 and requires an entity to capitalize borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (one that takes a substantial period of time to get ready for use or sales) as part of the cost of that asset. The option of immediately expensing those borrowing costs will be removed. The Company and its subsidiaries will apply IAS 23 from January 1, 2009. As the Company and its subsidiaries used to adopt the capitalization treatment under existing IAS 23, management considered there is no material impact from adopting IAS 23 on the financial statements of the Company and its subsidiaries.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

 2.      PRINCIPAL ACCOUNTING POLICIES (CONT'D)

(w)	Standards and amendments to published standards that are not yet effective but relevant to the Company and its subsidiaries (cont'd)

•
IAS 27, Consolidated and separate financial statements (effective for annual periods beginning on or after July 1, 2009).  It replaces IAS 27 (revised in 2003) and establishes the amendments to the presentation, accounting treatment and disclosure requirement related to the consolidated financial statements. IAS 27 requires the total comprehensive income must be attributed to the owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance. Changes in a parent's ownership interest in a subsidiary that do not result in the loss of control are accounted for within equity.  Gain or loss is recognized in the income statement when an entity loses control of a subsidiary.  Any investment retained in the former subsidiary is measured at its fair value at the date when control is lost.  The Company and its subsidiaries will apply IAS 27 in its financial statements from January 1, 2010. The expected impact on the accounting policies is still being assessed by the Company and its subsidiaries.

•
IFRS 3, Business combinations (effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after July  1, 2009).  IFRS 3 supersedes IFRS 3 as issued in 2004 and clarifies the accounting for business combination in details.  This IFRS provides a revised approach of deriving goodwill which non-controlling interest can be measured either at fair value or at the non-controlling interest's proportionate share of the acquiree's identifiable net assets before including in the computation of goodwill.  It also stipulated certain exceptions to recognition and measurement principles for certain acquisition items with corresponding subsequent accounting treatments.  The Company and its subsidiaries will apply IFRS 3 in its financial statements from any acquisition effective after December 31, 2009. The expected impact on the accounting policies is still being assessed by the Company and its subsidiaries.

•
IFRS 8, Operating segments (effective for annual periods beginning on or after January 1, 2009).  IFRS 8 replaces IAS 14 and requires a 'management approach', under which segment information is presented on the same basis as that used for internal reporting purpose. The Company and its subsidiaries will apply IFRS 8 from January 1, 2009. The Company and its subsidiaries considered there is no material impact from adopting IFRS 8 on the financial statements of the Company and its subsidiaries.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

 3.      FINANCIAL, CAPITAL AND INSURANCE RISKS MANAGEMENT

(a)     Financial risk management

Risk management, including the management on the financial risks, is carried out under the instruction of the Strategy Committee of Board of Directors and the Risk Management Team. The Company works out general principles for overall management as well as management policies covering specific areas. In considering the importance of risks, the Company identifies and evaluates risks at head office and individual power plant level, and requires analysis and proper communication for the information collected periodically.

(i)       Market risk

(1)         Foreign exchange risk

Foreign exchange risk primarily arises from loans denominated in foreign currencies of the Company and its subsidiaries. Related exposures are disclosed in Note 22 to the financial statement.

At December 31, 2007, if RMB had weakened /strengthened by 5% (2006 and 2005: 5% and 3%) against US$ and 3% (2006 and 2005: 3% and 6%) against € with all other variables constant, exchange gain of the Company and its subsidiaries would have been RMB174 million (2006 and 2005: RMB227 million and RMB166 million) and RMB20 million (2006 and 2005: RMB20 million and RMB42 million) lower/higher respectively. The ranges of such sensitivity disclosed above were based on the observation on the historical trend of related exchange rates during the previous year under analysis.

(2)         Price risk

The Company and its subsidiaries are exposed to equity security price risk because of investments held by the Company and its subsidiaries and classified on the balance sheets either as available-for-sale or at fair value through profit or loss. The exposure of such a risk is presented on the balance sheets.

Detailed information relating to the available-for-sale investments is disclosed in Note 13. Being a strategic investment in nature, the Company has a director in the Board of the investee and exercises influence in safeguarding the interest. The Company and its subsidiaries also closely monitor the pricing trends in the open market in determining their long-term strategic stakeholding decisions.

(3)         Cash flow and fair value interest rate risk

The interest rate risk of the Company and its subsidiaries primarily arises from loans and bonds.  Loans borrowed at variable rates expose the Company and its subsidiaries to cash flow interest rate risk while bonds and loans issued/borrowed at fixed rates expose the Company and its subsidiaries to fair value interest rate risk. The exposures of these risks are disclosed separately in Notes 22 and 23 to the financial statements. The Company will enter into interest rate swap agreements with banks when considered appropriate to hedge against cash flow interest rate risk.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

 3.      FINANCIAL, CAPITAL AND INSURANCE RISKS MANAGEMENT (CONT'D)

(a)     Financial risk management (cont'd)

(i)    Market risk (cont'd)

(3)            Cash flow and fair value interest rate risk (cont'd)

At December 31, 2007, if interest rates on RMB-denominated borrowings had been 50 basis points (2006 and 2005: 100 basis points and 50 basis points) higher/lower with all other variables held constant, interest expense for the year would have been RMB198 million (2006 and 2005: RMB315 million and RMB119 million) higher/lower. The ranges of such sensitivity disclosed above were based on the observation on the historical trend of related interest rates during the previous year under analysis.

(ii)   Credit risk

Credit risk arises from cash and cash equivalents, credit exposures to customers and outstanding receivables. The maximum exposures of cash and cash equivalents, accounts and other receivable are disclosed in Notes 34, 17 and 18 to the financial statements, respectively.

A significant portion of cash and cash equivalents of the Company and its subsidiaries is deposited with a non-bank financial institution which is a related party of the Company. The Company has a director in the Board of this non-bank financial institution and exercises influence. Corresponding maximum exposures of these cash equivalents are disclosed in Note 7 to the financial statements.

Most of the power plants of the Company and its subsidiaries sell electricity generated to their sole customers, the power grid companies of their respective provinces or regions where the power plants operate. Related concentrations are disclosed in Note 37 to the financial statements. The Company and its subsidiaries communicate with their individual grid companies periodically and believe that adequate provision for doubtful accounts have been made in the financial statements. The Company and its subsidiaries do not hold any collateral as securities.

(iii)   Liquidity risk

Liquidity risk management is to primarily ensure the ability of the Company and its subsidiaries to meet its liabilities as and when they are fall due. The liquidity reserve comprises the undrawn borrowing facility and cash and cash equivalents (Note 34) available as of each month end in meeting its liabilities.

The Company and its subsidiaries maintained flexibility in funding by cash generated by their operating activities and availability of committed credit facilities (Note 34).

Financial liabilities due within 12 months are presented as the current liabilities in the balance sheets. The repayment schedules of the long-term loans and long-term bonds are disclosed in Notes 22 and 23.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

 3.      FINANCIAL, CAPITAL AND INSURANCE RISKS MANAGEMENT (CONT'D)

(b)     Fair value estimation

The fair value of financial instruments traded in active markets (such as available-for-sale investments) is based on quoted market prices at the balance sheet date.  The quoted market price used for financial assets held by the Company and its subsidiaries is the current bid price.

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Company and its subsidiaries use a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Techniques, such as option pricing model and estimated discounted cash flows, are used to determine fair value for warrants, long-term loans and long-term bonds.

The carrying value less impairment provision of accounts receivable, accounts payable, other receivables and assets, other liabilities and short-term loans are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Company and its subsidiaries for similar financial instruments.

The estimated fair value of long-term loans including current maturities and long-term bonds was approximately RMB37.22 billion and approximately RMB5.89 billion as of December 31, 2007 (2006: RMB38.16 billion and nil) respectively.  The aggregate book value of these liabilities was approximately RMB37.66 billion and RMB5.89 billion as of December 31, 2007 (2006: RMB38.43 billion and nil) respectively.

(c)     Capital risk management

The objectives of the Company and its subsidiaries when managing capital are to safeguard the ability of the Company and its subsidiaries in continuing as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

The Company and its subsidiaries monitor capital by using debt ratio analysis. This ratio is calculated as total liabilities (sum of current liabilities and non-current liabilities) divided by total assets as shown in consolidated balance sheet. During 2007, the strategy of the Company and its subsidiaries remained unchanged from 2006. The debt ratio of the Company and its subsidiaries as of December 31, 2007 was 58.10% (2006: 55.58%).

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

 3.      FINANCIAL, CAPITAL AND INSURANCE RISKS MANAGEMENT (CONT'D)

(d)  Insurance risk management

The Company and its subsidiaries issue contracts that transfer significant insurance risk.

The risk relates to the financial guarantees provided to banks by the Company on the borrowings of an associate.  The risk under any one financial guarantee contract is the possibility that the insured event (default of a specified debtor) occurs and the uncertainty of the amount of the resulting claims.  By the nature of a financial guarantee contract, this risk is predictable.

Experience shows credit risks from the specified debtor are relatively remote.  The Company maintain a close watch on the financial position and liquidity of the associate for which financial guarantees have been granted in order to mitigate such risks (Note 2(t)(ii)). The Company take all reasonable steps to ensure that they have appropriate information regarding any claim exposures.

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

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

 4.      CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (CONT'D)

(c)         Estimated impairment of property, plant and equipment

The Company and its subsidiaries test whether property, plant and equipment suffered any impairment whenever any impairment indication exists. In accordance with Note 2(f), an impairment loss is recognized for the amount by which the carrying amount of the asset exceeds its recoverable amount. It is reasonably possible, based on existing knowledge, that outcomes within the next financial year that are different from assumptions could require a material adjustment to the carrying amount of property, plant and equipment.

 5.      OTHER INCOME, NET

Net other income represented the management service fee income net of relevant expenses.  Pursuant to a management service agreement entered into with Huaneng Group and HIPDC, the Company provided management services to certain power plants owned by Huaneng Group and HIPDC in return for a service fee.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

 6．     PROFIT BEFORE INCOME TAX EXPENSE

Profit before income tax expense was determined after charging and (crediting) the following:

	For the year ended December 31,
	2007	2006	2005

Interest expense on bank loans:
- wholly repayable within five years	1,854,879	1,327,990	881,823
- not wholly repayable within five years	567,464	833,739	1,021,467
Interest expense on long-term loans from Huaneng Group:
- not wholly repayable within five years	137,942	140,194	84,506
Interest expense on other long-term loans:
- wholly repayable within five years	14,945	40,483	44,262
- not wholly repayable within five years	-	-	12,495
Interest expense on long-term bonds	7,030	-	-
Interest expense on short-term bonds	163,951	140,275	84,615
Total interest expense	2,746,211	2,482,681	2,129,168
Less: amounts capitalized in property, plant and equipment	(614,089)	(891,648)	(702,559)
	2,132,122	1,591,033	1,426,609

Change in fair value on financial instruments:
- Financial assets at fair value through profit and loss	(87,132)	(100,180)	-

Excess of acquirer's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost	-	(24,758)	-

Gain on deemed disposal of Sichuan Hydropower (Note 11)	(17,864)	-	-

Auditors' remuneration	34,688	48,315	33,781

(Gain) / Loss on disposals or write-off of property, plant and equipment, net	(238,037)	100,018	145,762

Operating leases:
- Property, plant and equipment	34,366	33,724	33,077
- Land use rights	40,819	41,090	42,402

Depreciation of property, plant and equipment	7,229,108	6,721,684	6,172,866

Impairment loss of property, plant and equipment	7,044	11,920	30,080

Amortization of land use rights	46,447	42,484	36,429

Amortization of other non-current assets	17,813	15,719	15,297

Cost of inventories consumed	28,330,667	23,034,903	21,580,927

(Reversal of) / Provision for doubtful accounts	(1,466)	(4,853)	49,869

Bad debts recovery	(5,318)	(35,035)	(59,740)

(Reversal of) / Provision for inventory obsolescence	(6,615)	1,808	31,724

Staff costs:
- Wages and staff welfare	1,754,490	1,936,908	1,735,065
- Retirement benefits (Note 8)	528,728	503,592	407,846
- Termination benefits	17,661	-	-
- Housing fund (Note 31)	196,348	198,212	147,479
- Social insurance and others	288,882	248,054	196,708

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

 7．RELATED PARTY BALANCES AND TRANSACTIONS

The related parties of the Company and its subsidiaries that had transactions with the Company and its subsidiaries are as follows:

Names of related parties	Nature of relationship

Huaneng Group	Ultimate parent company

HIPDC	Parent company

Xi'an Thermal Power Research Institute Co., Ltd. ("Xi'an Thermal") and its subsidiaries	Subsidiaries of Huaneng Group

Huaneng Energy & Communications Holdings Co., Ltd. ("HEC") and its subsidiaries	Subsidiaries of Huaneng Group

Huaneng Capital Service Co., Ltd. ("Huaneng Capital Service")	A subsidiary of Huaneng Group

Greatwall Securities Co., Ltd. ("Greatwall Securities")	A subsidiary of Huaneng Group

Qufushengcheng Heat-Power Company Ltd. ("Qufushengcheng Heat-Power Company")	A subsidiary of Huaneng Group

Zhalainuoer Coal Mining Company Ltd. ("Zhalainuoer Coal")	A subsidiary of Huaneng Group

Shandong Rizhao Power Company Ltd. ("Rizhao Power Company")	An associate of the Company

China Huaneng Finance Co., Ltd. ("Huaneng Finance")	An associate of the Company

Chongqing Huaneng Shifen Company Limited ("Shifen Company")	An associate of a subsidiary

State-owned enterprises*	Related parties of the Company

*	Huaneng Group is a state-owned enterprise. In accordance with the revised IAS 24, "Related Party Disclosures", state-owned enterprises and their subsidiaries, other than entities under Huaneng Group, directly or indirectly controlled by the PRC government are also considered as related parties of the Company and its subsidiaries.

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

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

 7.      RELATED PARTY BALANCES AND TRANSACTIONS (CONT'D)

(a)     Related party balances

  (i)     As of December 31, 2007, current deposits of approximately RMB4,942 million (2006: RMB2,247 million) were placed with Huaneng Finance, a non-bank PRC financial institution, which bore interest that ranged from 0.72% to 1.53% (2006 and 2005: from 0.72% to 1.62%) per annum.

  (ii)    As described in Note 22, certain loans of the Company and its subsidiaries were borrowed from Huaneng Group.

  (iii)   As of December 31, 2007, short-term loans amounting to approximately RMB2,292 million (2006: RMB2,535 million) were borrowed from Huaneng Finance, which bore interest that ranged from 4.20% to 6.56% (2006 and 2005: from 3.80% to 5.51% and from 4.70% to 5.02%) per annum.

  (iv)   As of December 31, 2007 and 2006, balances with Huaneng Group, HIPDC, subsidiaries and other related parties are unsecured, non-interest bearing and receivable / repayable within one year. As of and for the years ended December 31, 2007, 2006 and 2005, no provision is made on receivable balances from these parties.

  (v)          As of December 31, 2007, balances with associates are unsecured, non-interest bearing and repayable within one year.  As of December 31, 2006, including in the balances with associates, a balance with an associate amounted to approximately RMB77 million is unsecured, interest bearing at 5.265% (2005: nil) per annum and repayable within one year.  All the remaining balances are unsecured, non-interest bearing and repayable within one year.

            (vi)    Included in the balance sheets, the balances with state-owned enterprises are as follows:

	As of December 31,
	2007	2006
	RMB million	RMB million

Receivables and other assets, net	8,465	7,262
Cash at banks	2,335	856
Borrowings	37,787	33,650
Accounts payable and other liabilities	4,346	2,822

Except for cash at banks and borrowings stated above, all the balances of assets and liabilities with state-owned enterprises mentioned above are unsecured, non-interest bearing and receivable/repayable within one year. As of December 31, 2007, provision of approximately RMB51 million  (2006: RMB51 million) has been made on receivable balances.

Terms of the long-term loans, short-term loans and cash at banks are described in Notes 22, 28 and 34(a), which have no material difference with the terms with third parties.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

 7.      RELATED PARTY BALANCES AND TRANSACTIONS (CONT'D)

(b)         Related party transactions

	For the year ended December 31,
	2007	2006	2005
Huaneng Group

Management service fee income for management services rendered to certain power plants	41,785	39,099	31,668
Less: related expenses	(30,266)	(29,708)	(29,510)
Management service fee income, net	11,519	9,391	2,158
Acquisition of 20% equity interest in Huaneng Finance	-	(126,000)	-
Acquisition of 5% additional equity interest in Henan Qinbei Power Limited Company ("Qinbei Power Company")	(65,750)	-	-
Interest expense on long-term loans	(137,942)	(139,946)	(35,700)
Net income for substituted power arrangement to a branch of Huaneng Group	6,245	-	-

HIPDC

Management service fee income for management services rendered to certain power plants	3,981	4,378	3,328
Less: related expenses	(2,884)	(3,327)	(3,101)
Management service fee income, net	1,097	1,051	227
Service fees expenses on transmission and transformer facilities	(140,771)	(140,771)	(141,102)
Rental charge on land use rights of Huaneng Nanjing Power Plant	(1,334)	(1,334)	(1,334)
Rental charge on office building	(26,000)	(26,000)	(26,000)
Acquisition of Huaneng Nanjing Jinling Power Generation Co., Ltd. ("Jinling Power Company") (Note)	(420,000)	-	-

Huaneng Finance

Discounting of notes receivable	354,517	114,150	298,098
Discounting charges	(4,673)	(1,086)	(2,415)
Drawdown of short-term loans	2,247,700	3,374,700	2,127,700
Drawdown of long-term loans	-	40,000	-
Issuance of short-term bonds	-	900,000	-
Interest on short-term and long-term loans	(138,292)	(128,414)	(104,550)

Huaneng Capital Service

Issuance of short-term bonds	-	250,000	-

Greatwall Securities

Issuance of short-term bonds	-	300,000	-

China Huaneng International Trade Economics Corporation ("CHITEC")*

Purchase of coal from CHITEC	-	(139,972)	(284,301)
Purchase of equipment from CHITEC	-	(34,055)	(11,200)

HEC and its subsidiaries

Purchase of coal from HEC and its subsidiaries and service fee occurred for transportation	(2,907,428)	(735,081)	(606,753)
Purchase of equipment from HEC and its subsidiaries	(247,764)	-	-

Hebei Huaneng Jingyuan Coal Company Limited ("Huaneng Jingyuan")*

Purchase of coal from Huaneng Jingyuan	-	(49,159)	(241,960)

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

 7.      RELATED PARTY BALANCES AND TRANSACTIONS (CONT'D)

(b)       Related party transactions (cont'd)

	For the year ended December 31,
	2007	2006	2005

Shifen Company

Purchase of lime from Shifen Company	(63,506)	(47,235)	(42,817)

Huaneng Xinrui Controlled Technology Co., Ltd. ("Huaneng Xinrui")*

Technical services and industry-specific technological project contracting services	-	(9,425)	(24,521)

Xi'an Thermal and its subsidiaries

Technical services and industry-specific technological project contracting services	(139,234)	(94,723)	(55,605)

Qufushengcheng Heat-Power Company

Net income for substituted power arrangement	23,065	-	-

Zhalainuoer Coal

Purchase of coal from Zhalainuoer Coal	(8,562)	-	-

  *    In 2007, as CHITEC (including Huaneng Jingyuan, a subsidiary of CHITEC) and Huaneng Xinrui merged with HEC and Xi'an Thermal and became subsidiaries of HEC and Xi'an Thermal, respectively, the transactions with the entities above are presented under "HEC and its subsidiaries" and "Xi'an Thermal and its subsidiaries" respectively.

Note

In December 2007, the Company acquired 60% equity interest in Jinling Power Company from HIPDC using cash at RMB420 million. Goodwill of RMB1.34 million arose from this acquisition as a result of the expectation of high profitability and synergy of this acquired business. This acquisition has no material impact on the financial results of the Company and its subsidiaries as this transaction became effective close to the end of 2007. Please refer to Note 34(c) for details of related assets and liabilities acquired.

   Transactions with state-owned enterprises

	For the year ended December 31,
	2007	2006	2005
	RMB million	RMB million	RMB million

Sales of electricity	49,628	44,646	40,977
Purchases of fuel	(17,888)	(12,499)	(13,763)
Acquisition of property, plant and equipment	(5,331)	(7,568)	(5,578)
Subcontracting labor for construction and renovation	(2,092)	(3,621)	(2,088)
Issuance of short-term bonds	5,000	3,550	4,862
Drawdown of short-term loans	18,299	9,033	6,650
Drawdown of long-term bank loans	8,136	9,453	9,465
Interest expense of loans and bonds to banks and other financial institutions	(1,905)	(1,797)	(881)

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

 7.      RELATED PARTY BALANCES AND TRANSACTIONS (CONT'D)

(c)          Guarantees

	As of December 31,
	2007	2006

(i) Short-term loan guaranteed by state-owned banks	1,000,000	1,000,000

(ii) Long-term loans guaranteed by
- Huaneng Group	1,462,140	6,249,089
- HIPDC	2,041,783	2,693,280
- State-owned enterprises	100,000	353,250

(iii) Certain long-term bank loans of Rizhao Power Company guaranteed by the Company	(86,063)	(123,250)

(iv) Purchase settlements guaranteed by a state-owned bank	-	80,000

(v) Long-term bonds guaranteed by state-owned banks	6,000,000	-

(d)         Key management personnel compensation

	For the year ended December 31,
	2007	2006	2005

Salaries and other short-term employee benefits	6,930	5,670	6,049

Post-employment benefits	1,529	1,616	1,413

Total	8,459	7,286	7,462

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

 8.      RETIREMENT PLAN AND POST-RETIREMENT BENEFITS

All PRC employees of the Company and its subsidiaries are entitled to a monthly pension upon their retirements.  The PRC government is responsible for the pension liability to these employees on retirement.  The Company and its subsidiaries are required to make contributions to the publicly administered retirement plan at a specified rate, currently set at 18% to 22% (2006 and 2005: 18% to 22%), of the basic salary of the PRC employees. The retirement plan contributions paid by the Company and its subsidiaries for the year ended December 31, 2007 were approximately RMB281 million (2006 and 2005: RMB278 million and RMB227 million).

In addition, the Company and its subsidiaries have implemented a supplementary defined contribution retirement scheme.  Under this scheme, the employees are required to make a specified contribution based on the number of years of service with the Company and its subsidiaries, and the Company and its subsidiaries are required to make a contribution equal to two to three times the employees' contributions, such an amount is payable from the approved salary budget. The employees will receive the total contributions upon their retirement.  The contributions paid by the Company and its subsidiaries for the year ended December 31, 2007 totaled approximately RMB257 million (2006 and 2005: RMB238 million and RMB181 million).

The Company and its subsidiaries have no further obligation for post-retirement benefits beyond the above annual contributions made.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

 9.      DIRECTORS', SUPERVISORS' AND SENIOR MANAGEMENT' EMOLUMENTS

(a)      Directors' and supervisors' emoluments

The remuneration of every director and supervisor of the Company for the year ended December 31, 2007 is set out below:

	Fees	Basic salaries and allowances	Discretionary bonuses	Employer's contributions to pension schemes	Total

Name of director

Mr. Li Xiaopeng	-	-	-	-	-
Mr. Huang Yongda	-	-	-	-	-
Mr. Huang Long	-	-	-	-	-
Mr. Na Xizhi	-	222	627	197	1,046
Mr. Wu Dawei	-	124	544	123	791
Mr. Shan Qunying	40	-	-	-	40
Mr. Ding Shida	40	-	-	-	40
Mr. Xu Zujian	40	-	-	-	40
Mr. Liu Shuyuan	40	-	-	-	40
Mr. Qian Zhongwei	60	-	-	-	60
Mr. Xia Donglin	60	-	-	-	60
Mr. Liu Jipeng	60	-	-	-	60
Mr. Wu Yusheng	60	-	-	-	60
Mr. Yu Ning	60	-	-	-	60
Sub-total	460	346	1,171	320	2,297

Name of supervisor

Mr. Guo Junming	-	-	-	-	-
Ms. Yu Ying	40	-	-	-	40
Mr. Gu Jianguo	40	-	-	-	40
Mr. Shen Zongmin	40	-	-	-	40
Ms. Zou Cui	-	126	458	138	722
Mr. Wang Zhaobin	-	125	457	134	716
Sub-total	120	251	915	272	1,558

Total	580	597	2,086	592	3,855

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

9.       DIRECTORS', SUPERVISORS' AND SENIOR MANAGEMENT' EMOLUMENTS  (CONT'D)

(a)  Directors' and supervisors' emoluments (cont'd)

The remuneration of every director and supervisor of the Company for the year ended December 31, 2006 is set out below:

	Fees	Basic salaries and allowances	Discretionary bonuses	Employer's contributions to pension schemes	Total

Name of director

Mr. Li Xiaopeng	-	-	-	-	-
Mr. Huang Yongda	-	-	-	-	-
Mr. Wang Xiaosong[1]	-	-	-	-	-
Mr. Huang Long	-	150	350	166	666
Mr. Na Xizhi	-	225	310	173	708
Mr. Wu Dawei	-	21	121	21	163
Mr. Shan Qunying	40	-	-	-	40
Mr. Ding Shida	40	-	-	-	40
Mr. Xu Zujian	40	-	-	-	40
Mr. Liu Shuyuan	40	-	-	-	40
Mr. Qian Zhongwei	60	-	-	-	60
Mr. Xia Donglin	60	-	-	-	60
Mr. Liu Jipeng	60	-	-	-	60
Mr. Wu Yusheng	60	-	-	-	60
Mr. Yu Ning	60	-	-	-	60
Sub-total	460	396	781	360	1,997

Name of supervisor

Mr. Guo Junming[2]	-	-	-	-	-
Ms. Yu Ying	40	-	-	-	40
Mr. Gu Jianguo	40	-	-	-	40
Mr. Shen Zongmin	40	-	-	-	40
Ms. Zou Cui	-	128	398	152	678
Mr. Wang Zhaobin	-	126	382	139	647
Sub-total	120	254	780	291	1,445

Total	580	650	1,561	651	3,442

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

9.      DIRECTORS', SUPERVISORS' AND SENIOR MANAGEMENT' EMOLUMENTS (CONT'D)

(a)  Directors' and supervisors' emoluments (cont'd)

The remuneration of every director and supervisor of the Company for the year ended December 31, 2005 is set out below:

	Fees	Basic salaries and allowances	Discretionary bonuses	Employer's contributions to pension schemes	Total
Name of director

Mr. Li Xiaopeng[3]	-	-	-	-	-
Mr. Huang Yongda[3]	-	-	-	-	-
Mr. Wang Xiaosong[3]	-	-	-	-	-
Mr. Na Xizhi[3]	-	96	313	108	517
Mr. Ye Daji[4]	-	78	66	65	209
Mr. Huang Jinkai[4]	-	43	195	71	309
Mr. Liu Jinlong[4]	-	-	-	-	-
Mr. Huang Long[5]	-	91	375	109	575
Mr. Wu Dawei[5]	-	-	147	-	147
Mr. Shan Qunying[3]	40	-	-	-	40
Mr. Yang Shengming[7]	20	-	-	-	20
Mr. Xu Zujian[3]	40	-	-	-	40
Mr. Liu Shuyuan[3]	40	-	-	-	40
Mr. Gao Zongze[4]	30	-	-	-	30
Mr. Zheng Jianchao[4]	30	-	-	-	30
Mr. Qian Zhongwei[3]	60	-	-	-	60
Mr. Xia Donglin[3]	60	-	-	-	60
Mr. Liu Jipeng[3]	60	-	-	-	60
Mr. Wu Yusheng[5]	60	-	-	-	60
Mr. Yu Ning[5]	60	-	-	-	60
Mr. Ding Shida[7]	20	-	-	-	20

Sub-total	520	308	1,096	353	2,277

Name of supervisor

Mr. Wei Yunpeng[4]	-	-	-	-	-
Mr. Li Yonglin[4]	20	-	-	-	20
Mr. Pan Jianmin[4]	-	-	-	-	-
Mr. Zhao Xisheng[4]	-	35	128	45	208
Mr. Ye Daji5 and 6	-	155	165	132	452
Mr. Shen Weibing[7]	20	-	-	-	20
Mr. Shen Zongmin[3]	40	-	-	-	40
Ms. Yu Ying[5]	40	-	-	-	40
Ms. Zou Cui[5]	-	83	282	88	453
Mr. Wang Zhaobin[5]	-	80	259	77	416
Mr. Gu Jianguo[7]	20	-	-	-	20

Sub-total	140	353	834	342	1,669

Total	660	661	1,930	695	3,946

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

9.      DIRECTORS', SUPERVISORS' AND SENIOR MANAGEMENT' EMOLUMENTS
 (CONT'D)

(a)  Directors' and supervisors' emoluments (cont'd)

[1]	Mr. Wang Xiaosong resigned from the capacity of director on March 7, 2006.
[2]	Appointed on January 18, 2006.
[3]	Retired and re-appointed on May 11, 2005.
[4]	Retired on May 11, 2005.
[5]	Appointed on May 11, 2005.
[6]	Mr. Ye Daji resigned from the capacity of supervisor on November 30, 2005.
[7]
Mr. Yang Shengming and Mr. Shen Weibing retired and re-appointed on May 11, 2005 in the capacities of director and supervisor respectively.  They resigned on August 9, 2005 and Mr. Ding Shida and Mr. Gu Jianguo filled their roles of director and supervisor on November 17, 2005 respectively.

During the year, no option was granted to the directors or the supervisors (2006 and 2005: nil).

During the year, no emolument was paid to the directors or the supervisors (including the five highest paid employees) as an inducement to join or upon joining the Company or as compensation for loss of office (2006 and 2005: nil).

No director or supervisor had waived or agreed to waive any emoluments during the years 2005, 2006 and 2007.

 (b)        Five highest paid individuals

The five individuals whose emoluments were the highest in the Company and its subsidiaries for the year include one (2006 and 2005: one) director whose emoluments is reflected in the analysis presented above.  The emoluments payable to the remaining four (2006 and 2005: four) individuals during the year are as follows:

	For the year ended December 31,
	2007	2006	2005

Basic salaries and allowances	536	551	510
Discretionary bonuses	2,406	1,776	2,233
Employer's contributions to pension schemes	657	702	614
	3,599	3,029	3,357

The emoluments fell within the following bands:
	Number of individuals
	For the year ended December 31,
	2007	2006	2005
Emolument bands (in RMB)
RMBnil-RMB1,000,000	4	5	5
RMB1,000,001-RMB1,500,000	1	-	-

	5	5	5

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

 10.          PROPERTY, PLANT AND EQUIPMENT, NET

	Dam	Buildings	Electric utility plant in service	Transportation facilities	Others	Construction- in-progress	Total

As of January 1, 2006

Cost	2,565,853	2,168,543	80,113,023	223,816	3,910,861	20,280,986	109,263,082
Accumulated depreciation	(74,187)	(467,445)	(28,605,598)	(83,064)	(1,005,411)	-	(30,235,705)
Accumulated impairment loss	-	-	(30,080)	-	-	-	(30,080)

Net book value	2,491,666	1,701,098	51,477,345	140,752	2,905,450	20,280,986	78,997,297

Year ended December 31, 2006

Beginning of the year	2,491,666	1,701,098	51,477,345	140,752	2,905,450	20,280,986	78,997,297
Reclassification	-	(84,198)	1,748,053	(1,167)	(1,662,688)	-	-
Additions	-	8,295	21,886	39	98,117	18,306,849	18,435,186
Transfer from CIP	987,317	50,504	24,967,179	276	84,012	(26,089,288)	-
Disposals / Write-off	-	(16,284)	(225,963)	(59)	(5,936)	-	(248,242)
Depreciation charge	(95,558)	(97,878)	(6,270,573)	(15,932)	(248,155)	-	(6,728,096)
Impairment charge	-	-	(42,000)	-	-	-	(42,000)
Reversal of impairment charge	-	-	30,080	-	-	-	30,080

End of the year	3,383,425	1,561,537	71,706,007	123,909	1,170,800	12,498,547	90,444,225

As of December 31, 2006

Cost	3,553,170	2,053,942	106,111,993	224,007	2,386,701	12,498,547	126,828,360
Accumulated depreciation	(169,745)	(492,405)	(34,363,986)	(100,098)	(1,215,901)	-	(36,342,135)
Accumulated impairment loss	-	-	(42,000)	-	-	-	(42,000)

Net book value	3,383,425	1,561,537	71,706,007	123,909	1,170,800	12,498,547	90,444,225

Year ended December 31, 2007

Beginning of the year	3,383,425	1,561,537	71,706,007	123,909	1,170,800	12,498,547	90,444,225
Reclassification	-	131,973	(188,275)	(19,800)	76,102	-	-
Acquisition	-	98,889	1,816,102	-	23,165	635,171	2,573,327
Additions	-	16,395	30,494	-	105,875	15,386,036	15,538,800
Transfer from CIP	-	314,883	13,070,043	5,565	211,436	(13,601,927)	-
Disposals / Write-off	-	(6,613)	(243,984)	-	(14,759)	-	(265,356)
Depreciation charge	-	(98,590)	(6,896,759)	(15,409)	(233,825)	-	(7,244,583)
Impairment charge	-	-	(7,044)	-	-	-	(7,044)
Deemed disposal of a subsidiary (Notes 11 & 34(d))	(3,383,425)	(354,363)	(4,909,687)	-	(201,361)	(2,064,614)	(10,913,450)

End of the year	-	1,664,111	74,376,897	94,265	1,137,433	12,853,213	90,125,919

As of December 31, 2007

Cost	-	2,234,479	114,342,118	206,956	2,452,285	12,853,213	132,089,051
Accumulated depreciation	-	(570,368)	(39,965,221)	(112,691)	(1,314,852)	-	(41,963,132)

Net book value	-	1,664,111	74,376,897	94,265	1,137,433	12,853,213	90,125,919

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

 10.        PROPERTY, PLANT AND EQUIPMENT, NET (CONT'D)

Interest expense of approximately RMB614 million (2006 and 2005: RMB892 million and RMB703 million) arising on borrowings for the construction of power plants were capitalized during the year and are included in 'Additions' in property plant and equipment. A capitalization rate of approximately 5.30% (2006 and 2005: 5.25% and 5.27%) per annum was used.

In 2006, there were impairment losses of certain property, plant and equipment in Huaneng Shantou Power Plant amounting to RMB42 million. The recoverable amount is determined based on fair value less costs to sell based on the bidding price and the valuation performed by an independent valuer.  In 2007, an additional provision of RMB7.04 million is made based on the cost over fair value less costs to sell based on the contracts signed.  By the end of 2007, the whole impairment charge amounting to RMB49.04 million was reversed upon the disposal of related property, plant and equipment.

In 2005, there were impairment losses of certain property, plant and equipment amounting to RMB30 million in Huaneng Dandong Power Plant ("Dandong Power Plant") due to the continued loss incurred in the operations.  In 2006, as a result of changes in the local power market regulations, the tariff of Dandong Power Plant increased and this led to an increase in recoverable amount of related property, plant and equipment based on the value-in-use calculations as of year end. An impairment charge of RMB30 million recorded in 2005 was, thus, reversed in 2006. A discount rate of approximately 7.76% was applied.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

 11.           INVESTMENTS IN ASSOCIATES

	2007	2006

Beginning of the year	5,418,213	4,593,984
Conversion of Sichuan Hydropower from subsidiary to associate ((a) and Note 34(d))	1,544,206	-
Additional investments in Huaneng Finance	134,000	487,676
Acquisition of equity interest in Shenzhen Energy Investment Co., Ltd. ("SEI") (b)	1,520,000	-
Share of other equity movement	7,255	157
Share of profit before income tax expense	768,318	896,186
Share of income tax expense	(181,995)	(105,557)
Dividends	(478,507)	(454,233)

End of the year	8,731,490	5,418,213

Investments in associates as of December 31, 2007 included goodwill of approximately RMB1,457 million (2006: RMB976 million).

Note:

(a)
 In January 2007, Huaneng Group unilaterally injected capital into Sichuan Hydropower amounting to RMB615 million, which had therefore reduced the related equity interest holding of Sichuan Hydropower by the Company from 60% to 49%. From January 2007 onwards, Sichuan Hydropower became an associate of the Company and was accounted for using equity method in the consolidated financial statements instead of a full scope of consolidation.

(b)
 In 2006, Shenzhen Energy Group Co., Ltd. ("SEG") planned to restructure with its listed subsidiary – SEI. SEI issued new shares to SEG in acquiring most of the assets of SEG and SEG will be deregistered ultimately. In accordance with the resolutions of the board of directors and related signed agreement, the Company subscribed 200 million shares, and will take up a portion of shareholding of SEI from SEG upon the deregistration of the latter entity. The Company will directly hold 25.01% shareholding in SEI by then. As of December 31, 2007, the Company has paid RMB1.52 billion to subscribe 200 million shares, representing 9.08% shareholding of SEI. The Company considered the nature of the investment and classified this as an associate. The 200 million shares mentioned above are subject to a lock-up period of 3 years from the acquisition date. As there is no published price quotation for shares with such specific lock-up arrangement, there is no price information available for the disclosure purpose.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

 11.         INVESTMENTS IN ASSOCIATES (CONT'D)

As of December 31, 2007, the investments in associates of the Company and its subsidiaries, all of which are unlisted except for SEI which is listed in the Shenzhen Stock Exchange, were as follows:

Name of associate	Country and date of incorporation	Percentage of equity interest held		Registered and fully paid capital	Principal activities
		Direct	Indirect

Rizhao Power Company	PRC March 20, 1996	34%	-	RMB1,245,587,900	Power generation

SEG	PRC July 15, 1985	25%	-	RMB955,555,556	Power generation

SEI	PRC August 21, 1993	9.08%	(Note (b))	RMB2,202,495,332	Power generation and investments holding

Hebei Hanfeng Power Generation Limited Liability Company	PRC October 28, 1996	40%	-	RMB1,975,000,000	Power generation

Shifen Company	PRC November 5, 1996	-	25%	RMB50,000,000	Lime production and sale

Huaneng Finance	PRC May 21, 1988	20%	-	RMB2,000,000,000	Provision for financial service including fund deposit services, lending, finance lease arrangements, notes discounting and entrusted loans and investment arrangement within Huaneng Group

Sichuan Hydropower	PRC July 12, 2004	49%	-	RMB800,000,000	Investments holding and hydropower projects development

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

 11.        INVESTMENTS IN ASSOCIATES (CONT'D)

The gross amounts of operating results, assets and liabilities (excluding goodwill) of the associates of the Company and its subsidiaries were as follows:

	2007	2006

Assets	82,084,730	52,651,063

Liabilities	(53,434,823)	(31,138,182)

Operating revenue	17,339,522	14,204,353

Profit attributable to equity holders of the associates	1,992,974	2,768,300

 12.           INVESTMENTS IN SUBSIDIARIES

As of December 31, 2007, the investments in subsidiaries of the Company and its subsidiaries, all of which are unlisted, were as follows:

Name of subsidiary	Country, date of incorporation and type of legal entity	Percentage of equity interest held	Registered and fully paid capital	Principal activities

Huaneng Weihai Power Limited Liability Company	PRC November 22, 1993 Limited liability company	60%	RMB761,838,300	Power generation

Huaneng Huaiyin Power Generation Co. Ltd ("Huaiyin Power Company")	PRC January 26, 1995 Limited liability company	90%	RMB265,000,000	Power generation

Huaneng Huaiyin II Power Limited Company	PRC June 22, 2004 Limited liability company	63.64%	RMB774,000,000	Power generation

Huaneng (Suzhou Industrial Park) Power Generation Co. Ltd.	PRC June 19, 1997 Limited liability company	75%	RMB632,840,000	Power generation

Huaneng Taicang Power Co., Ltd.	PRC June 18, 2004 Limited liability company	75%	RMB804,146,700	Power generation

Qinbei Power Company	PRC December 26, 2001 Limited liability company	60%	RMB810,000,000	Power generation

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

 12.        INVESTMENTS IN SUBSIDIARIES (CONT'D)

As of December 31, 2007, the investments in subsidiaries of the Company and its subsidiaries, all of which are unlisted, were as follows (cont'd):

Name of subsidiary	Country, date of incorporation and type of legal entity	Percentage of equity interest held	Registered and fully paid capital	Principal activities

Huaneng Yushe Power Generation Co., Ltd.	PRC November 29, 1994 Limited liability company	60%	RMB615,760,000	Power generation

Huaneng Xindian Power Co., Ltd.	PRC March 24, 2004 Limited liability company	95%	RMB100,000,000	Power generation

Huaneng Huanan Yueyang Power Generation Limited Liability Company ("Yueyang Power Company")	PRC December 16, 2003 Limited liability company	55%	RMB1,055,000,000	Power generation

Huaneng Chongqing Luohuang Power Generation Limited Liability Company	PRC December 16, 2003 Limited liability company	60%	RMB1,658,310,000	Power generation

Huaneng Shanghai Combined Cycle Power Limited Liability Company	PRC January 13, 2005 Limited liability company	70%	RMB685,800,000	Power generation

Huaneng Pingliang Power Generation Co., Ltd. ("Pingliang Power Company")	PRC November 6, 1996 Limited liability company	65%	RMB924,050,000	Power generation

Huaneng International Power Fuel Limited Liability Company	PRC December 17 ,2007 Limited liability company	100%	RMB200,000,000	Wholesale of coal
Jinling Power Company	PRC February 2, 2005 Limited liability company	60%	RMB582,000,000	Power generation

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

 13.     AVAILABLE-FOR-SALE INVESTMENTS

Available-for-sale investments represent the 1.82% (2006: 1.82%) equity interest in China Yangtze Power Co., Ltd. ("Yangtze Power") and the 10% (2006: N/A) equity interest in Shanxi Xishan Jinxing Energy Co., Ltd. ("Jinxing Energy"). Yangtze Power is a listed company and Jinxing Energy is unlisted, both are incorporated in the PRC. As of December 31, 2007, the Company held approximately 171.71 million shares of Yangtze Power (2006: approximately 149.31 million shares). The closing market price of Yangtze Power quoted in Shanghai Stock Exchange on the last trading day of 2007 was RMB19.49  (2006: RMB9.77) per share.

	2007	2006

Beginning of the year	1,458,759	1,033,225
Investment in Jinxing Energy	115,599	-
Additions due to exercise of stock warrants	891,058	-
Disposals	(603,411)	-
Revaluation gains	1,600,153	425,534
End of the year	3,462,158	1,458,759

Gain on disposals of shares in Yangtze Power amounted to approximately RMB527 million (2006 and 2005: nil).  There were no impairment provisions on available-for-sale investments in 2005, 2006 and 2007.

 14.    LAND USE RIGHTS

Details of land use rights are as follows:

	As of December 31,
	2007	2006

Outside Hong Kong, held on:

Leases of between 10 to 50 years	2,242,026	1,977,738
Leases of over 50 years	27,182	35,742
	2,269,208	2,013,480

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

 15.    GOODWILL

The movements in the carrying amount of goodwill during the years are as follows:

As of January 1, 2006

Cost	671,796

As of December 31, 2006

Cost	671,796

Movement in 2007:

Opening net book value	671,796
Acquisitions	13,703
Deemed disposal (Notes 11& 34(d))	(24,287)
Transfer to investments in associates (Notes 11& 34(d))	(105,946)

Closing net book value	555,266

As of December 31, 2007

Cost	555,266

Impairment tests for goodwill

Goodwill is allocated to the CGUs of the Company and its subsidiaries identified according to their operations in different regions.

The carrying amounts of significant portion of goodwill allocated to individual CGUs are as follows:

	2007	2006

Huaiyin Power Company	118,596	118,596
Yueyang Power Company	100,907	100,907
Pingliang Power Company	107,735	107,735

The recoverable amount of a CGU is determined based on value-in-use calculations.  These calculations use pre-tax cash flow projections based on financial budgets approved by management covering a three-year period.  The Company expects cash flows beyond the three-year period will be similar to that of the third year based on existing production capacity.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

 15.       GOODWILL (CONT'D)

Impairment tests for goodwill (Cont'd)

Pre-tax discount rates used for value-in-use calculations:

Huaiyin Power Company	11.50%

Yueyang Power Company	9.31%

Pingliang Power Company	9.87%

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

 16.        INVENTORIES, NET

Inventories comprised:

	As of December 31,
	2007	2006

Fuel (coal and oil) for power generation	1,324,226	1,241,838
Material and supplies	1,025,211	926,191
	2,349,437	2,168,029

Less: provision for inventory obsolescence	(30,147)	(46,540)

	2,319,290	2,121,489

Movements of provision for inventory obsolescence during the years are analyzed as follows:

	2007	2006

Beginning of the year	(46,540)	(44,732)
Provision	(666)	(4,235)
Write-offs	9,778	-
Reversal	7,281	2,427

End of the year	(30,147)	(46,540)

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

 17.         OTHER RECEIVABLES AND ASSETS, NET

        Other receivables and assets comprised the following:

	As of December 31,
	2007	2006

Prepayments for inventories	429,189	285,465
Prepayments to contractors	30,480	96,286
Other prepayments	113,857	19,655
Total prepayments	573,526	401,406

Receivable from Jiangsu Power Grid Company for the construction of transmission facilities	53,353	53,310
Staff advances	8,756	10,377
Others	216,959	183,618
	279,068	247,305
Less: provision for doubtful accounts	(30,463)	(33,223)
Total other receivables, net	248,605	214,082

Subtotal	822,131	615,488

Due from other related parties – prepayments	560	621

Total	822,691	616,109

Other receivables and assets do not contain significant impaired assets. Movements of provision for doubtful accounts during the years are analyzed as follows:

	2007	2006

Beginning of the year	(33,223)	(33,223)
Provision	(33)	(3,732)
Reversal	1,499	3,474
Deemed disposal of a subsidiary	93	-
Write-off	1,201	258

End of the year	(30,463)	(33,223)

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

 17.           OTHER RECEIVABLES AND ASSETS, NET (CONT'D)

As of December 31, 2007, there was no indication of impairment relating to other receivables which were not past due and no provision was made. Other receivables of RMB51 million (2006: RMB44 million) were past due but not impaired. These receivables were contracts bounded with repayment terms on demand. The ageing analysis of these other receivables was as follows:

	As of December 31,
	2007	2006
Between 1 to 2 years	11,869	6,305
Between 2 to 3 years	4,318	2,100
Over 3 years	35,246	35,463
	51,433	43,868

As of December 31, 2007, other receivables of RMB35 million (2006: RMB35 million) were impaired.  The individually impaired receivables have been long outstanding without any repayment agreements in place or possibility of renegotiation.  It was assessed that a portion of the receivables is expected to be recovered. The ageing of these other receivables was as follows:

	As of December 31,
	2007	2006
Between 1 to 2 years	4,783	2,228
Between 2 to 3 years	-	112
Over 3 years	30,617	32,386
	35,400	34,726

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

 18.        ACCOUNTS RECEIVABLE, NET

Accounts receivable comprised the following:

	As of December 31,
	2007	2006

Accounts receivable	6,251,958	6,232,275
Notes receivable	1,674,933	1,133,981

	7,926,891	7,366,256

Less: provision for doubtful accounts	(50,573)	(50,573)

	7,876,318	7,315,683

The Company and its subsidiaries usually grant about one month's credit period to local power grid customers from the end of the month in which the sales are made. The Company and its subsidiaries do not hold any collateral as security.

Movements of provision for doubtful accounts during the years are analyzed as follows:

	2007	2006

Beginning of the year	(50,573)	(58,433)
Reversal	-	5,111
Write-off	-	2,749

End of the year	(50,573)	(50,573)

Ageing analysis of accounts receivable was as follows:

	2007	2006

Within 1 year	7,737,783	7,054,280
Between 1 to 2 years	3,959	114,121
Between 2 to 3 years	100	51,554
Over 3 years	185,049	146,301

	7,926,891	7,366,256

As of December 31, 2007, the maturity period of the notes receivable ranged from 15 days to 28 months (2006: 1 month to 23 months).

As of December 31, 2007, accounts receivable of RMB51 million (2006: RMB52 million) were impaired. The amount of the provision was RMB51 million as of December 31, 2007 (2006: RMB51 million). This amount is mainly related to receivables of Yueyang Power Company. The Company had received the related guarantee payment from HIPDC. The ageing of these accounts receivable was as follows:

	As of December 31,
	2007	2006

Between 2 to 3 years	-	51,554
Over 3 years	50,573	-
	50,573	51,554

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

 18.           ACCOUNTS RECEIVABLE, NET (CONT'D)

As of December 31, 2007, there was no indication of impairment relating to accounts receivable which were not past due and no provision was made. Accounts receivable of RMB202 million (2006: RMB275 million) were past due but not impaired. This amount is mainly related to a receivable from Yueyang Power Company and the management believes that these receivables can be recovered in the future period. HIPDC had provided guarantee to the Company on the Company's share of such an account receivable balance of approximately RMB140 million when the Company acquired the subsidiary from HIPDC. The Company received the guarantee payment from HIPDC as of December 31, 2006. The ageing analysis of these accounts receivable was as follows:

	As of December 31,
	2007	2006
2 months to 1 year	63,226	14,521
Between 1 to 2 years	3,959	114,121
Between 2 to 3 years	100	-
Over 3 years	134,476	146,301
	201,761	274,943

 19.          AUTHORIZED SHARE CAPITAL AND PAID-IN CAPITAL

	As of December 31,
	2007	2006
A shares, par value of RMB1.00 each	9,000,000	9,000,000
Overseas listed foreign shares, par value of RMB1.00 each	3,055,383	3,055,383

Total	12,055,383	12,055,383

As of December 31, 2007, the authorized share capital of the Company was RMB12,055,383,440 (2006: RMB12,055,383,440), divided into 12,055,383,440 shares (2006: 12,055,383,440 shares) of RMB1.00 each (2006: RMB1.00 each).

All shares issued by the Company were fully paid. The holders of domestic shares and overseas listed foreign shares, with minor exceptions, are entitled to the same economic and voting rights.

 20.       DEDICATED CAPITAL

The Board of Directors decided on an annual basis the percentages of profit attributable to equity holders of the Company, as determined under the PRC accounting standards, to be appropriated to the statutory surplus reserve fund and the discretionary surplus reserve fund. When the balance of the statutory surplus reserve fund reaches 50% of the Company's share capital, any further appropriation will be discretionary. The statutory surplus reserve fund can be used to offset prior years' losses or increase share capital, provided that the balance after such an issue is not less than 25% of registered capital. The discretionary surplus reserve fund can be provided and used in accordance with the resolutions of the directors and then approved by the shareholders.

In relation to the profit appropriation plan for the year ended December 31, 2007, the Board of Directors resolved on March 25, 2008 that to appropriate 10% (2006 and 2005: 10%) of profit attributable to equity holders of the Company as determined under the PRC accounting standards to the statutory surplus reserve fund.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

 20.       DEDICATED CAPITAL (CONT'D)

In accordance with the Articles of Association, earnings available for distribution by the Company will be based on the lower of the amounts determined in accordance with (a) the PRC accounting standards and (b) IFRS. The amount of distributable profit resulting from the current year operation after appropriation to dedicated capital for the year ended December 31, 2007 was approximately RMB5.40 billion (2006 and 2005: RMB5.00 billion and RMB3.93 billion).  The cumulative balance of distributable profit as of December 31, 2007 was approximately RMB17.22 billion (2006: RMB15.30 billion).

21.        DIVIDENDS

On March 25, 2008, the Board of Directors proposed a cash dividend of RMB0.30 per share, totaling approximately RMB3,617 million. This proposal is subject to the approval of the shareholders at the annual general meeting. These financial statements do not reflect this dividends payable, which will be accounted for in shareholders' equity as an appropriation of retained earnings for the year ending December 31, 2008.

On May 22, 2007, the shareholders approved the declaration of cash dividends of RMB0.28 per share, totaling approximately RMB3,376 million in their annual general meeting.

On June 13, 2006, the shareholders approved the declaration of cash dividends of RMB0.25 per share, totaling approximately RMB3,014 million in their annual general meeting.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

22.        LONG-TERM LOANS

	As of December 31, 2007			As of December 31, 2006
	Original currency	Annual interest rate	Amount	Original currency	Annual interest rate	Amount
	'000			'000

Loans from Huaneng Group

Unsecured
RMB

- Fixed rate	2,800,000	4.32% - 5.67%	2,800,000	2,800,000	4.05% - 5.02%	2,800,000

Bank loans

Secured
RMB
- Fixed rate	-		-	60,000	5.18% - 6.16%	60,000

Unsecured
RMB
- Fixed rate	30,684,366	3.60%-7.05%	30,684,366	30,035,770	3.60% - 6.84%	30,035,770

US$
- Fixed rate	417,630	5.95%-6.97%	3,050,616	513,549	5.95% - 6.97%	4,010,150
- Variable rate	47,455	5.15%-5.51%	346,639	53,782	4.13% - 5.49%	419,969

€
- Fixed rate	60,946	2%	650,108	66,268	2%	680,344
			34,731,729			35,146,233

			34,731,729			35,206,233

Other loans

Secured
RMB
- Fixed rate	-		-	130,000	5.27%	130,000

Unsecured
RMB
- Fixed rate	-		-	123,625	4.94% - 6.12%	123,625

US$
- Variable rate	10,000	5.80%-5.87%	73,046	12,857	5.80%	100,398

JPY
- Variable rate	833,333	5.80%	53,387	1,071,429	5.80%	70,318
			126,433			294,341

			126,433			424,341
As of December 31, 2006, the secured other long-term loans of RMB130 million were secured by tariff collection right. Such loans were fully repaid in 2007.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

 22.       LONG-TERM LOANS (CONT'D)

The maturity of long-term loans is as follows:

	Loans from Huaneng Group		Bank loans		Other loans
	As of December 31,		As of December 31,		As of December 31,
	2007	2006	2007	2006	2007	2006

1 year or less	-	-	4,183,391	3,140,393	36,124	191,562
More than 1 year but not more than 2 years	-	-	9,661,391	3,956,803	36,124	98,259
More than 2 years but not more than 3 years	-	-	8,654,175	9,687,803	36,124	78,259
More than 3 years but not more than 4 years	-	-	3,707,389	3,849,141	18,061	38,259
More than 4 years but not more than 5 years	-	-	2,597,389	3,405,639	-	18,002
More than 5 years	2,800,000	2,800,000	5,927,994	11,166,454	-	-

	2,800,000	2,800,000	34,731,729	35,206,233	126,433	424,341
Less: amounts due within 1 year included under current liabilities	-	-	(4,183,391)	(3,140,393)	(36,124)	(191,562)

	2,800,000	2,800,000	30,548,338	32,065,840	90,309	232,779

The analysis of the above is as follows:

	As of December 31,
	2007	2006

Loans from Huaneng Group
- Not wholly repayable within five years	2,800,000	2,800,000

Bank loans
- Wholly repayable within five years	24,081,310	19,307,871
- Not wholly repayable within five years	10,650,419	15,898,362
	34,731,729	35,206,233

Other loans
- Wholly repayable within five years	126,433	424,341

The interest payment schedule of long-term loans in the future years are summarized as follows:

	As of December 31,
	2007	2006

1 year or less	2,267,851	2,127,990
More than 1 year but not more than 2 years	1,816,247	1,927,663
More than 2 years but not more than 5 years	2,622,125	3,528,522
More than 5 years	1,331,666	2,678,582

	8,037,889	10,262,757

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

 23.       LONG-TERM BONDS

The Company and its subsidiaries issued RMB1 billion, RMB1.7 billion and RMB3.3 billion of unsecured long-term bonds bearing coupon rates of 5.67%, 5.75% and 5.90% per annum respectively in December 2007. These bonds are denominated in RMB and will mature in 5 years, 7 years and 10 years from their respective issue dates at their nominal values respectively. Interest expense on these bonds is calculated using the effective interest rates of 6.13%, 6.10% and 6.17% per annum. Interests of these bonds are payable per annum and the principals are to be paid one-off when the bonds fall due. The amounts of interest paid per annum during the tenure of the bonds are RMB57 million, RMB98 million and RMB195 million respectively.

 24.       OTHER NON-CURRENT LIABILITIES

Including in balances of other non-current liabilities, balances of government grants of the Company and its subsidiaries amounted to RMB423 million (2006: RMB272 million).  The related balances at Company level were RMB308 million (2006: RMB203 million).  Such grants represented primarily subsidies for the construction of desulphurization equipment.

In 2007, the government grants which were credited to the income statement amounted to RMB14.57 million (2006 and 2005: RMB2.14 million and RMB3.64 million).

 25.       ACCOUNTS PAYABLE AND OTHER LIABILITIES

 Accounts payable and other liabilities comprised:

	As of December 31,
	2007	2006

Accounts and notes payable	2,072,876	2,037,447
Amounts received in advance	844,445	1,207,776
Payables to contractors for construction	4,511,988	2,993,257
Other payables to contractors	336,841	914,856
Accrued interest	181,089	195,643
Others	902,124	872,808

	8,849,363	8,221,787

As of December 31, 2007, balances of accounts payable and other liabilities include accrued interest to Huaneng Finance and Huaneng Group amounting to approximately RMB4.7 million and RMB2.9 million (2006: RMB7.6 million and RMB10 million) respectively.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

 25.       ACCOUNTS PAYABLE AND OTHER LIABILITIES (CONT'D)

The ageing analysis of accounts and notes payable (including amounts due to other related parties of trading in nature) was as follows:

	As of December 31,
	2007	2006
Accounts and notes payable
Within 1 year	1,999,247	2,028,121
Between 1 to 2 years	71,515	6,170
Over 2 years	2,114	3,156
Subtotal	2,072,876	2,037,447

Amounts due to other related parties of trading in nature
Within 1 year	276,787	38,336
Over 2 years	108	108
Subtotal	276,895	38,444

Total	2,349,771	2,075,891

 26.       TAXES PAYABLE

Taxes payable comprises:

	As of December 31,
	2007	2006

VAT payable	631,046	718,602
Income tax payable	211,418	373,573
Others	112,870	99,608

	955,334	1,191,783

 27.       SHORT-TERM BONDS

The Company and its subsidiaries have repaid, in May 2007 and June 2007 respectively, unsecured short-term bonds of RMB500 million and RMB4,500 million, which bore coupon rates of 3.12% and 3.35% per annum at par. Effective interest rates on these bonds were 3.53% and 3.77% per annum, respectively.

Subsequently, the Company and its subsidiaries issued RMB5 billion of unsecured short-term bonds at coupon rate of 3.84% per annum on August 9, 2007. These bonds are denominated in RMB and will mature in 364 days from their issue date at their nominal values. Effective interest rate on these bonds is 4.26% per annum.

 28.       SHORT-TERM LOANS

Other than those discounted notes receivables described below, short-term loans are denominated in RMB, unsecured and bear interest from 4.35% to 6.72% per annum for the year ended December 31, 2007 (2006 and 2005: 4.30% to 5.51% and 4.30% to 5.76% per annum).

As of December 31, 2007, notes receivables of approximately RMB303 million (2006: RMB338 million) are discounted and recorded as collateralized short-term loans.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

 29.       DEFERRED INCOME TAXES

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority.  The offset amounts are as follows:

	As of December 31,
	2007	2006

Deferred income tax assets:
- Deferred income tax assets to be recovered after more than 12 months	124,019	34,501
- Deferred income tax assets to be recovered within 12 months	87,635	63,928
	211,654	98,429

Deferred income tax liabilities:
- Deferred income tax liabilities to be recovered after more than 12 months	(1,009,965)	(945,193)
- Deferred income tax liabilities to be recovered within 12 months	(82,580)	(133,704)
	(1,092,545)	(1,078,897)

	(880,891)	(980,468)

The gross movement on the deferred income tax accounts is as follows:

	2007	2006

Beginning of the year	(980,468)	(1,093,700)
Deemed disposal of Sichuan Hydropower (Note 11)	314,309	-
Acquisition	(5,614)	-
Credited to the income statement (Note 32)	195,300	177,062
Charged directly to equity	(404,418)	(63,830)

End of the year	(880,891)	(980,468)

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

 29.       DEFERRED INCOME TAXES (CONT'D)

The movements in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdictions, are as follows:

Deferred income tax assets:
	Amortization of land use rights	Provision for impairment losses	Staff benefits	Depreciation	Accrued expenses	Tax refund on purchase of domestically manufactured equipment	Others	Total

As of January 1, 2006	10,591	68,652	13,966	-	-	-	59,273	152,482
(Charged) / Credited to the income statement	(221)	10,027	26,195	33,164	6,449	-	(14,859)	60,755

As of December 31, 2006	10,370	78,679	40,161	33,164	6,449	-	44,414	213,237
Deemed disposal of Sichuan Hydropower	-	(6,483)	(2,008)	(6,979)	(1,301)	-	-	(16,771)
Acquisition	-	-	-	-	1,440	-	-	1,440
Credited / (Charged) to the income statement	6,311	(26,666)	(16,007)	10,985	1,609	126,742	(3,578)	99,396

As of December 31, 2007	16,681	45,530	22,146	37,170	8,197	126,742	40,836	297,302

The movements in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdictions, are as follows (cont'd):

Deferred income tax liabilities:

	Fair value gains	Amortization of goodwill and negative goodwill	Amortization of land use rights	Depreciation	Others	Total

As of January 1, 2006	(112,405)	(186,221)	(52,814)	(887,378)	(7,364)	(1,246,182)
(Charged) / Credited to the income statement	(15,027)	36,528	(5,405)	100,211	-	116,307
Charged directly to equity	(63,830)	-	-	-	-	(63,830)
As of December 31, 2006	(191,262)	(149,693)	(58,219)	(787,167)	(7,364)	(1,193,705)
Deemed disposal of Sichuan Hydropower	-	-	6,043	325,037	-	331,080
Acquisition	-	-	(889)	(6,165)	-	(7,054)
(Charged) / Credited to the income statement	(13,070)	(4,083)	(14,064)	122,815	4,306	95,904
Charged directly to equity	(404,418)	-	-	-	-	(404,418)

As of December 31, 2007	(608,750)	(153,776)	(67,129)	(345,480)	(3,058)	(1,178,193)

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

 29.       DEFERRED INCOME TAXES (CONT'D)

In March 2007, the PRC government promulgated the CIT Law which will be effective from January 1, 2008.  The CIT Law will impose a single income tax rate of 25% for both domestic and foreign investment enterprises in due course by 2012.

Deferred income tax assets are recognized for tax loss carried-forwards to the extent that the realization of the related tax benefits through the future taxable profits is probable.  The Company and its subsidiaries did not recognize deferred income tax assets in respect of certain losses that can be carried forward against future taxable income. The expiry dates of the tax losses to be utilized are summarized as follows:

	As of December 31,
	2007	2006

Year of expiry

2007	N/A	71,125
2008	-	-
2009	12,970	12,970
2010	30,252	183,127
2011	46,574	176,934
2012	225,766	N/A

	315,562	444,156

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

 30.       ADDITIONAL FINANCIAL INFORMATION ON CONSOLIDATED BALANCE SHEETS

As of December 31, 2007, the net current liabilities of the Company and its subsidiaries amounted to approximately RMB12,826 million (2006: RMB13,278 million). On the same date, total assets less current liabilities was approximately RMB92,920 million (2006: RMB87,096 million).

 31.       HOUSING SCHEMES

In accordance with the PRC housing reform regulations, the Company and its subsidiaries are required to make contributions to the state-sponsored housing fund at 10% - 27% (2006 and 2005: 7% - 27%) of the specified salary amount of the PRC employees.  At the same time, the employees are required to make contributions out of their payroll equal to the contributions of the Company and its subsidiaries.  The employees are entitled to claim the entire sum of the fund under certain specified withdrawal circumstances. For the year ended December 31, 2007, the Company and its subsidiaries contributed approximately RMB201 million (2006 and 2005: RMB198 million and RMB147 million) to the fund.

In addition, the Company and its subsidiaries provided housing benefits to certain employees to enable them to purchase living quarters from the Company and its subsidiaries at a substantial discount. Such housing benefits represent the difference between the cost of the staff quarters sold to and the net proceeds collected from the employees. The provision of housing benefits is expected to benefit the Company and its subsidiaries over the estimated remaining average service life of the relevant employees and is recorded as other non-current assets and amortized over the remaining average service life of the relevant employees which is estimated to be approximately 10 years. For the year ended December 31, 2007, the housing benefits being amortized by the Company and its subsidiaries to the employees amounted to approximately RMB38 million (2006 and 2005: RMB39 million).

The Company and its subsidiaries have no further obligation for housing benefits.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

 32.       INCOME TAX EXPENSE

Income tax expense comprised:

	For the year ended December 31,
	2007	2006	2005

Current income tax expense	1,033,570	1,304,761	1,105,461
Deferred income tax (Note 29)	(195,300)	(177,062)	(61,164)

	838,270	1,127,699	1,044,297

No Hong Kong profits tax has been provided as there was no estimated assessable profits in Hong Kong for the year (2006 and 2005: nil).  The reconciliation of the effective income tax rate from the statutory income tax rate in the PRC is as follows:

	For the year ended December 31,
	2007	2006	2005

Average statutory tax rate	18.03%	19.73%	20.83%
Effect of tax holiday	(3.86%)	(4.60%)	(3.84%)
Tax credit relating to domestically manufactured equipment*	(2.24%)	-	-
Others	(0.48%)	(1.06%)	(1.15%)

Effective tax rate	11.45%	14.07%	15.84%

*	This represented tax credit granted to certain power plants on their purchases of certain domestically manufactured equipment upon the approval of the tax bureaus.

The average statutory tax rate for the years ended December 31, 2007, 2006 and 2005 represented the weighted average tax rate of the Company and its subsidiaries calculated on the basis of the relative amounts of profit before tax and the applicable statutory tax rates.

The aggregated effect of the tax holiday was approximately RMB282 million for the year ended December 31, 2007 (2006 and 2005: RMB369 million and RMB255 million).

 33.       EARNINGS PER SHARE

The calculation of basic earnings per share is done based on the profit attributable to the equity holders of the Company of approximately RMB6,161 million (2006 and 2005: RMB6,071 million and RMB4,872 million) and the weighted average number of approximately 12,055 million (2006 and 2005: 12,055 million) outstanding ordinary shares during the year.

There was no dilutive effect on earnings per share since the Company had no dilutive potential ordinary shares for the years ended December 31, 2007, 2006 and 2005.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

 34.       NOTES TO CONSOLIDATED STATEMENT OF CASH FLOW

   (a)  Analysis of cash and cash equivalents

Cash and cash equivalents comprised the following:

	As of December 31,
	2007	2006	2005

Cash in RMB	528	1,327	1,042
Current deposits
RMB	7,310,626	3,203,712	2,632,493
US$ (RMB equivalent)	1,111	2,153	14,130

Total cash and cash equivalents	7,312,265	3,207,192	2,647,665

   (b)  Undrawn borrowing facilities

As of December 31, 2007, the Company and its subsidiaries had undrawn unsecured borrowing facilities amounting to approximately RMB18.70 billion (2006: RMB25.61 billion). Management expects to drawdown the available facilities in accordance with the level of working capital and / or planned capital expenditure of the Company and its subsidiaries.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

 34.       NOTES TO CONSOLIDATED STATEMENT OF CASH FLOW (CONT'D)

             (c)  Acquisition of a subsidiary

Amount
Property, plant and equipment, net (Note 10)	2,573,327
Land use rights	46,941
Other non-current assets	60,298
Cash and cash equivalents	259,924
Other current assets	97,887
Borrowings	(1,975,000)
Deferred income tax liabilities (Note 29)	(5,614)
Accounts payable and other liabilities	(323,152)
Other current liabilities	(36,848)

Total assets and liabilities acquired	697,763

Less: minority interests	(279,105)

Net assets acquired	418,658
Add: goodwill	1,342
Satisfied by cash	420,000
Less: cash and cash equivalents acquired	(259,924)
Net cash outflow in respect of the purchase of a subsidiary	160,076

   (d)  Non-cash transactions

Except for the deemed disposal of Sichuan Hydropower, there is no material non-cash transaction for the year ended December 31, 2007. The amounts of assets and liabilities other than cash and cash equivalents in Sichuan Hydropower upon deemed disposal, were summarized by each major category as follows:
Amount
Property, plant and equipment, net (Note 10)	10,913,450
Land use rights	20,578
Other non-current assets	90,424
Goodwill (Note 15)	130,233
Inventories, net	17,704
Other receivables and assets, net	28,669
Accounts receivable, net	184,135
Borrowings	(6,921,540)
Other non-current liabilities	(37,847)
Deferred income tax liabilities (Note 29)	(314,309)
Accounts payable and other liabilities	(526,438)
Other current liabilities	(164,615)
3,420,444
Less: minority interests	(2,216,278)
1,204,166
Transfer to investments in associates (Note 11)	(1,544,206)
Gain on deemed disposal of Sichuan Hydropower	17,864
Cash outflow upon deemed disposal of Sichuan Hydropower	(322,176)

 There is no material non-cash transaction for the years ended December 31, 2006 and 2005.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

 35.       COMMITMENTS

   (a)  Capital and operational commitments

(i)
Commitments mainly relate to the construction of new power projects, certain complementary facilities and renovation projects for existing power plants and the purchase of coal. Details of such commitments are as follows:

	As of December 31,
	2007	2006

Contracted but not provided for
- purchase of inventories	3,145,904	2,829,393
- construction	15,418,352	14,558,971
Sub-total	18,564,256	17,388,364

Authorized but not contracted for
- purchase of inventories	3,579,423	531,360
- construction	2,626,945	2,166,046
Sub-total	6,206,368	2,697,406

Total	24,770,624	20,085,770

(ii)
From 2004 to 2007, the Company also entered into various long-term agreements subject to termination only under certain limited circumstances for the procurement of coal from 2005 to 2009 for use in power generation.  In most cases, these agreements contain provisions for price escalations and minimum purchase level clauses.  Purchases for the years ended December 31, 2007, 2006 and 2005 were approximately RMB7,852 million, RMB5,701 million and RMB4,619 million respectively.  The future purchase commitments under the above agreements are as follows:

	As of December 31,
	2007	2006

2007	N/A	9,457,131
2008	8,760,250	5,512,180
2009	7,808,250	5,512,180

	16,568,500	20,481,491

(iii)
Jinling Power Company entered into a Gas Purchase Agreement with PetroChina Company Limited ("PTR") on December 29, 2004, pursuant to which Jinling Power Company purchases gas from PTR from the date on which it commenced commercial operations to December 31, 2023.  According to the agreement, Jinling Power Company is required to pay to PTR at a minimum annual price equivalent to 486.9 million standard cubic meter of gas from 2008 to the end of gas supply period, which amounted to approximately RMB681 million based on current market price as of December 31, 2007.  The purchase price is negotiated annually between the contracting parties based on the latest ruling set out by the National Development and Reform Commission.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

 35.       COMMITMENTS (CONT'D)

   (b)  Operating lease commitments

The Company has various operating lease arrangements with HIPDC for land and buildings (see Note 7(b)).  Some of the leases contain renewal options and most of the leases contain escalation clauses.  Lease terms do not contain restrictions on the Company's activities concerning dividends, additional debts or further leasing.

Total future minimum lease payments under non-cancelable operating leases are as follows:

	As of December 31,
	2007	2006

Land and buildings
- not later than 1 year	29,254	29,254
- later than 1 year and not later than 2 years	3,253	3,253
- later than 2 years and not later than 5 years	9,760	9,760
- later than 5 years	107,885	111,138

	150,152	153,405

In addition, in accordance with a 30-year operating lease agreement signed by Huaneng Dezhou Power Plant ("Dezhou Power Plant") and Shandong Land Bureau for the land occupied by Dezhou Power Plant Phases I and II in June 1994, annual rental amounted to approximately RMB30 million effective from June 1994 and is subject to revision at the end of the fifth year from the contract date. Thereafter, the annual rental is subject to revision once every three years. The increment for each rental revision is restricted to no more than 30% of the previous annual rental amount.  For the year ended December 31, 2007, the annual rental were approximately RMB30 million (2006 and 2005: approximately RMB30 million).

 36.       FINANCIAL GUARANTEES

	As of December 31,
	2007	2006

Financial guarantees
- granted to an associate	86,063	123,250

Based on historical experience, no claims have been made against the Company and its subsidiaries since the dates of granting the financial guarantees described above.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

 37.       BUSINESS RISK

The Company and its subsidiaries conduct their operations in the PRC and accordingly investing in the shares of the Company and its subsidiaries are subject to the risks of, among others, economic and legal environment in the PRC, restructuring of the PRC power industry and regulatory reform, new regulation pertaining to setting of power tariff and availability of fuel supply at stable price.

For the year ended December 31, 2007, the Company and its subsidiaries sold electricity to four (2006 and 2005: three and four) major customers, each of which amounted to approximately 10% or more of the operating revenue.  In aggregation, these customers accounted for approximately 55% (2006 and 2005: 45% and 57%) of the operating revenue of the Company and its subsidiaries.

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Huaneng Power International, Inc.

By:	/s/ Gu Biquan
Name:	Gu Biquan
Title:	Vice President and Secretary to the Board

Date: April 18, 2008