Form 20-F
period 2008-12-31
HUANENG POWER INTERNATIONAL INC
filed 2009-04-28
CIK 929058

华能国际电力股份有限公司

HUANENG POWER INTERNATIONAL, INC.

Annual Report On Form 20-F
2008

As filed with the Securities and Exchange Commission on April 28, 2009

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☑	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐	Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No ☑
_______________
* Not for trading, but only in connection with the registration of American Depositary Shares.

TABLE OF CONTENTS
Page
PART I.			1

ITEM 1	Identity of Directors, Senior Management and Advisers		1
ITEM 2	Offer Statistics and Expected Timetable		1
ITEM 3	Key Information		1

	A.	Selected financial data	1
	B.	Capitalization and indebtedness	2
	C.	Reasons for the offer and use of proceeds	2
	D.	Risk factors	3

ITEM 4	Information on the Company		9

	A.	History and development of the Company	9
	B.	Business overview	10
	C.	Organizational structure	19
	D.	Property, plants and equipment	21

ITEM 4A	Unresolved Staff Comments		35
ITEM 5	Operating and Financial Review and Prospects		35

	A.	General	35
	B.	Operating results	37
	C.	Financial position	44
	D.	Liquidity and cash resources	45
	E.	Trend information	50
	F.	Employee benefits	52
	G.	Guarantee on loans and restricted assets	52
	H.	Off-balance sheet arrangements	52
	I.	Performance of significant investments and their prospects	52
	J.	Tabular disclosure of contractual obligations and commercial commitments	53
	K.	Goodwill impairment	53
	L.	Business plan	53

ITEM 6	Directors, Senior Management and Employees		54

	A.	Directors, members of the supervisory committee and senior management	54
	B.	Compensation for Directors, Supervisors and Executive Officers	58
	C.	Board practice	60
	D.	Employees	60
	E.	Share ownership	61

ITEM 7	Major Shareholders and Related Party Transactions		61

	A.	Major shareholders	61
	B.	Related party transactions	62
	C.	Interests of experts and counsel	65

ITEM 8	Financial Information		65

	A.	Consolidated statements and other financial information	66
	B.	Significant changes	66

ITEM 9	The Offer and Listing		66

	A.	Offer and listing details and markets	66

ITEM 10	Additional Information		67

	A.	Share capital	67
	B.	Memorandum and articles of association	67
	C.	Material contracts	73
	D.	Exchange controls	74
	E.	Taxation	74
	F.	Dividends and paying agents	78
	G.	Statement by experts	78
	H.	Documents on display	79
	I.	Subsidiary information	79

ITEM 11	Quantitative and Qualitative Disclosures About Market Risk		79
ITEM 12	Description of Securities Other than Equity Securities		82

PART II.			83

ITEM 13	Defaults, Dividend Arrearages and Delinquencies		83
ITEM 14	Material Modifications to the Rights of Security Holders and Use of Proceeds		83
ITEM 15	Controls and Procedures		83
ITEM 16	Reserved		83

i

INTRODUCTION

We maintain our accounts in Renminbi yuan ("Renminbi" or "RMB"), the lawful currency of the People's Republic of China (the "PRC" or "China").  References herein to "US$" or "US Dollars" are to United States Dollars, references to "HK$" are to Hong Kong Dollars, and references to “S$” are to Singapore Dollars.  References to ADRs and ADSs are to American Depositary Receipts and American Depositary Shares, respectively.  Translations of amounts from Renminbi to US Dollars are solely for the convenience of the reader. Unless otherwise indicated, any translations from Renminbi to US Dollars or from US Dollars to Renminbi were translated at the average rate announced by the People's Bank of China (the "PBOC Rate") on December 31, 2008 of US$1.00 to RMB6.8346. No representation is made that the Renminbi or US Dollar amounts referred to herein could have been or could be converted into US Dollars or Renminbi, as the case may be, at the PBOC Rate or at all.

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

References to "Huaneng Group" are to China Huaneng Group.

References to the "key contracts" refer to coal purchase contracts entered into between the Company and coal suppliers for the amount of coals at the annual national coal purchase conferences attended by, among others, representatives of power companies, coal suppliers and railway authorities.  These conferences were coordinated and sponsored by National Development and Reform Commission (“NDRC”).  The Company enjoys priority railway transportation services with respect to coal purchased under such contracts.

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

References to “power companies” or “our power companies” are to the power companies in which we hold minority equity interests.

References to the "PRC Government" include the central government and local governments.

References to "provinces" include provinces, autonomous regions and municipalities directly under the central government.

References to “Singapore” are to the Republic of Singapore.

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

Our consolidated balance sheet data as of December 31, 2008 and 2007 and the consolidated income statement and cash flow data for each of the years in the three-year period ended December 31, 2008 are derived from the historical financial statements included herein.  Our consolidated balance sheet data as of December 31, 2006, 2005 and 2004 and income statement and cash flow data for each of the years in the two-year period ended December 31, 2005, are derived from the historical financial statements not included herein.  The Selected Financial Data should be read in conjunction with the consolidated financial statements and "Item 5 - Operating and Financial Review and Prospects".  The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.  The Selected Financial Data may not be indicative of future earnings, cash flows or financial position.

	Year Ended December 31,
	2004	2005	2006	2007	2008	2008
RMB and US Dollars in thousands except per share data	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)(1)

Income Statement Data
IFRS

Operating revenue	30,150,602	40,190,004	44,301,403	49,767,849	67,563,815	9,885,555
Sales tax	(32,324)	(113,475)	(148,057)	(139,772)	(106,385)	(15,565)
Operating expenses	(23,200,088)	(33,067,563)	(35,594,935)	(41,705,766)	(68,713,379)	(10,053,753)

Profit/ (Loss) from operations	6,918,190	7,008,966	8,558,411	7,922,311	(1,255,949)	(183,763)
Total financial expenses, net	(739,784)	(1,124,391)	(1,471,304)	(1,874,461)	(3,624,421)	(530,305)
Investment income	20,554	60,872	28,415	585,379	51,061	7,471
Gain/ (Loss) on fair value changes	-	-	100,180	87,132	(54,658)	(7,997)
Share of profits of associates	312,037	644,376	790,629	586,323	72,688	10,635
Other income, net	18,666	2,385	10,442	12,617	19,723	2,886
Profit/ (Loss) before tax	6,529,663	6,592,208	8,016,773	7,319,301	(4,791,556)	(701,073)
Income tax (expense)/benefit	(948,734)	(1,044,297)	(1,127,699)	(838,270)	239,723	35,075
Profit/ (Loss) for the year	5,580,929	5,547,911	6,889,074	6,481,031	(4,551,833)	(665,998)

Attributable to:
Equity holders of the Company	5,323,876	4,871,794	6,071,154	6,161,127	(3,937,688)	(576,140)
Minority interests	257,053	676,117	817,920	319,904	(614,145)	(89,858)
Basic earnings/(loss) per share	0.44	0.40	0.50	0.51	(0.33)	(0.05)
Diluted earnings/(loss) per share	0.44	0.40	0.50	0.51	(0.33)	(0.05)

	As of December 31,
	2004	2005	2006	2007	2008	2008
RMB and US Dollars in thousands	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)(1)

Balance Sheet Data
IFRS

Current assets	9,653,653	12,063,175	13,564,516	18,551,059	20,018,177	2,928,946
Property, plant and equipment, net	57,780,410	78,997,297	90,444,225	90,125,919	116,737,198	17,080,326
Available-for-sale financial assets	254,990	1,033,225	1,458,759	3,462,158	1,524,016	222,985
Investments in associates	4,328,307	4,593,984	5,418,213	8,731,490	8,758,235	1,281,455
Land use rights and other non-current assets	1,771,916	2,016,144	2,282,884	2,658,583	3,643,431	533,087
Power generation licence	-	-	-	-	3,811,906	557,737
Deferred income tax assets	97,539	64,075	98,429	211,654	316,699	46,338
Goodwill	376,726	671,796	671,796	555,266	11,108,096	1,625,274
Less: negative goodwill	(1,483,670)	--	--	--	--	--
Total assets	72,779,871	99,439,696	113,938,822	124,296,129	165,917,758	24,276,148
Current liabilities	(16,732,953)	(23,107,142)	(26,842,684)	(31,376,561)	(52,486,200)	(7,679,484)
Non-current liabilities	(16,515,006)	(30,188,367)	(36,487,446)	(40,839,926)	(70,871,605)	(10,369,532)
Total liabilities	(33,247,959)	(53,295,509)	(63,330,130)	(72,216,487)	(123,357,805)	(18,049,016)
Net assets	39,531,912	46,144,187	50,608,692	52,079,642	42,559,953	6,227,132
Total equity	39,531,912	46,144,187	50,608,692	52,079,642	42,559,953	6,227,132

	Year Ended December 31,
	2004	2005	2006	2007	2008	2008
RMB and US Dollars in thousands except per share data	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)(1)
Cash Flow Data
IFRS

Purchase of property, plant and equipment	(9,877,553)	(13,842,293)	(15,998,575)	(14,223,310)	(27,893,520)	(4,081,222)
Net cash provided by operating activities	9,132,800	10,652,419	14,005,841	12,078,833	5,185,893	758,771
Net cash used in investing activities	(13,650,285)	(15,413,369)	(15,915,542)	(16,257,355)	(47,957,065)	(7,016,806)
Net cash (used in) / provided by financing activities	2,679,588	5,119,559	2,473,002	8,287,893	41,255,291	6,036,240

Other Financial Data
IFRS

Dividend declared per share	0.25	0.25	0.28	0.30	0.10	0.01
Number of ordinary shares (’000)	12,055,383	12,055,383	12,055,383	12,055,383	12,055,383	12,055,383
_____________

Note:

(1)
The US Dollar data has been translated from RMB solely for convenience at the PBOC Rate on December 31, 2008 of US$1.00 to RMB6.8346.  See “Item 10 Additional Information — Exchange controls for more information on exchange rates between RMB and US Dollars”.

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

The on-grid tariff-setting mechanism is evolving with the reforming of the PRC electric power industry. There is no assurance that it will not change in a manner which could adversely affect our business and results of operations. See “Item 4 Information of the Company – B Business Overview – Pricing Policy”.

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

The dispatch of electric power generated by a power plant is controlled by the dispatch centre of the applicable grid companies pursuant to a dispatch agreement with us and to governmental dispatch regulations.  In each of the markets we operate, we compete against other power plants for power sales. No assurance can be given that the dispatch centres will dispatch the full amount of the planned generation of our power plants.  A reduction by the dispatch centre in the amount of electric power dispatched relative to a power plant's planned generation could have an adverse effect on the profitability of our operations.  However, we have not encountered any such event in the past.

In August 2007, General Office of the State Council issued a notice, providing that the energy saving and electricity dispatch shall consolidate with the development of the power market, which optimize the power market. The State Electricity Regulatory Commission (“SERC”) is conducting research on how to effectively combine the energy saving and electricity dispatch with the development of the power market, and the detailed measures are still in the process of drafting. In October 2008, the SERC approved the trial implementation of the policy of energy saving and electricity dispatch in certain pilot provinces.  There can be no assurance that such implementation will not results in any decrease in the amount of the power dispatched of any of our power plants.

The power industry reform may affect our business

PRC government in 2002 announced and started to implement measures to further reform the power industry, with the ultimate goal to create a more open and fair power market. As part of the reform, five power generating companies, including Huaneng Group, were created or restructured to take over all the power generation assets originally belonging to the State Power Corporation of China. In addition, two grid companies were created to take over the power transmission and distribution assets originally belonging to the State Power Corporation of China. An independent power supervisory commission, the SERC, was created to regulate the power industry. It is uncertain how these reform measures and any further reforms are going to be implemented and how they will impact our business.

On April 6, 2007, the PRC State Council issued the Opinions on Implementing Further Reform in Power Industry during the “Eleventh Five-Year Plan” period, or the Implementing Opinions, which confirm the direction of reform and present further guidance.  According to the Implementing Opinions, the government encourages environment protection and renovation and replacement of outdated generating units.  The further reform will not only bring opportunities to power industry but also intensify the competition which may affect our business.

We are effectively controlled by Huaneng Group and HIPDC, whose interests may differ from those of our other shareholders

Huaneng Group, directly or through its wholly-owned subsidiary, and HIPDC directly hold 8.92% and 42.03% of our total outstanding shares respectively. As Huaneng Group is HIPDC’s parent company, they may exert effective control over us in concert. Their interests may sometimes conflict with those of our other minority shareholders. There is no assurance that Huaneng Group and HIPDC will always vote their shares, or direct the directors nominated by them to act in a way that will benefit our other minority shareholders.

Disruption in coal supply and its transportation as well as increase in coal price may adversely affect the normal operation of our power plants

A substantial majority of our power plants are fueled by coal.  We have obtained coal for our power plants through a combination of purchases pursuant to the key contracts and purchases in the open market.  We have not experienced shutdowns or reduced electricity generation caused by inadequate coal supply or transportation services, there can be no assurance that, in the event of national coal supply shortfalls, our operations will not be adversely affected. In addition, our results of operation are sensitive to the fluctuation of coal price. Since 2003, the continuous increase of coal price has increased our costs substantially and caused our profits to decline. Although the government has established a coal-electricity price linkage mechanism to allow power generating companies to increase their power tariffs to respond to the increase of coal price, the implementation of the mechanism involves significant uncertainties. There is no assurance that we will be able to adjust our power tariff to pass on the increase of coal price to our customers. For a detailed discussion of the coal-electricity price linkage mechanism, see “Item 4 Information of the Company-B Business Overview – Pricing Policy”.  Primarily due to the significant increase of the coal price in 2008, our fuel cost increased significantly and we recorded a loss attributable to equity holders of the Company of RMB 3.938 billion for the year ended December 31, 2008, compared to a profit attributable to equity holders of the Company of RMB6.161 billion for the year ended December 31, 2007.  As of April 22, 2009, due to the existence of price discrepancy between the suppliers and the customers, there was no agreement reached for the key contracts, which increases the uncertainty of the coal supply and the coal price and may adversely affect our operations.

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

Substantial capital is required for investing in or acquiring new power plants and failure to obtain capital on reasonable commercial terms will increase our finance cost and cause delay in our expansion plans

An important component of our growth strategy is to develop new power plants and acquire operating power plants and related development rights from HIPDC, Huaneng Group or other companies on commercially reasonable terms. Our ability to arrange financing and the cost of such financing depend on numerous factors, including general economic and capital market conditions, credit availability from banks or other lenders, investor confidence in us and the continued success of our power plants. The People’s Republic of China has reduced RMB benchmark lending interest rates for five consecutive times from September to the end of 2008 to counteract the impact of international financial crisis on China’s economy. Chinese government is expected to implement appropriately liberated monetary policies during 2009, thus creating a favorable environment for the Company to control financing costs. However, there is no assurance that the lending interest rates would not be raised in the future. Although we have historically been able to obtain financing on terms acceptable to us, there can be no assurance that financing for future power plant developments and acquisitions will be available on terms acceptable to us or, in the event of an equity offering, that such offering will not result in substantial dilution to existing shareholders.

Operation of power plants involves many risks and we may not have enough insurance to cover the economic losses if any of our power plants’ ordinary operation is interrupted

The operation of power plants involves many risks and hazards, including breakdown, failure or substandard performance of equipment, improper installation or operation of equipment, labor disturbances, natural disasters, environmental hazards and industrial accidents. The occurrence of material operational problems, including but not limited to the above events, may adversely affect the profitability of a power plant.

Our power plants in the PRC currently maintain insurance coverage that is typical in the electric power industry in the PRC and in amounts that we believe to be adequate.  Such insurance, however, may not provide adequate coverage in certain circumstances.  In particular, in accordance with industry practice in the PRC, our power plants in the PRC do not generally maintain business interruption insurance, or any of third party liability insurance other than that included in construction all risks insurance or erection all risks insurance to cover claims in respect of bodily injury or property or environment damage arising from accidents on our property or relating to our operation. Although each of our power plants has a good record of safe operation, there is no assurance that the afore-mentioned accidents will not occur in the future.

If the PRC government adopts new and stricter environmental laws and additional capital expenditure is required for complying with such laws, the operation of our power plants may be adversely affected and we may be required to make more investment in compliance with these environmental laws

Our power plants, like all coal-fired power plants, discharge pollutants into the environment. We are subject to central and local government environmental protection laws and regulations, which currently impose base-level discharge fees for various polluting substances and graduated schedules of fees for the discharge of waste substances. These laws and regulations impose fines for violations of laws, regulations or decrees and provide for the possible closure by the central government or local government of any power plant which fails to comply with orders requiring it to cease or cure certain activities causing environmental damage. In 2007, the PRC government issued additional policies on discharge of polluting substances and on desulphurization for coal-fired generating units. Certain provinces have raised the rates of waste disposal fees in 2008 and such rates will be increased in all provinces of China by the end of 2009. Such increases in the discharge fees and in the environmental protection expenditure will lead to an increase of the operating costs of power plants like ours and may have adverse impact on our operating results.

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

The PRC is a party to the Framework Convention on Climate Change ("Climate Change Convention"), which is intended to limit or capture emissions of "greenhouse" gases, such as carbon dioxide. Ceilings on such emissions could limit the production of electricity from fossil fuels, particularly coal, or increase the costs of such production.  At present, ceilings on the emissions of "greenhouse" gases have not been assigned to developing countries under the Climate Change Convention.  Therefore, the Climate Change Convention would not have a major effect on the Company in the short-term because the PRC as a developing country is not obligated to reduce its emissions of “greenhouse” gases at present, and the PRC government has not adopted relevant control standards and policies.  If the PRC were to agree to such ceilings, or otherwise reduce its reliance on coal-fired power plants, our business prospects could be adversely affected.

Our business benefits from certain PRC government tax incentives. Expiration of, or changes to, the incentives could adversely affect our operating results

Prior to January 1, 2008, according to the relevant income tax law, foreign invested enterprises were, in general, subject to statutory income tax of 33% (30% enterprise income tax and 3% local income tax). If these enterprises are located in certain specified locations or cities, or are specifically approved by State Tax Bureau, a lower tax rate would be applied. Effective from January 1, 1999, in accordance with the practice notes on the PRC income tax laws applicable to foreign invested enterprises investing in energy and transportation infrastructure businesses, a reduced enterprise income tax rate of 15% (after the approval of State Tax Bureau) was applicable across the country. We applied this rule to all of our wholly owned operating power plants after obtaining the approval of State Tax Bureau. In addition, certain power plants were exempted from enterprise income tax for two years starting from the first profit-making year, after offsetting all tax losses carried forward from the previous years (at most of five years), followed by a 50% reduction of the applicable tax rate for the next three years. The statutory income tax was assessed individually based on each of their results of operations.

On March 16, 2007, the Enterprise Income Tax Law of PRC, or the New Enterprise Income Tax Law, was enacted, and became effective on January 1, 2008.  The New Enterprise Income Tax Law imposes a uniform income tax rate of 25% for domestic enterprises and foreign invested enterprises. Therefore, our power plants subject to a 33% income tax rate prior to January 1, 2008 are subject to a lower tax rate of 25% starting on January 1, 2008. With regard to our power plants entitled to a reduced enterprise income tax rate of 15% prior to January 1, 2008, their effective tax rate is being gradually increased to 25% within a five-year transition period commencing on January 1, 2008. Accordingly, the effective tax rate of our wholly-owned power plants will increase over time. In addition, although our power plants currently entitled to tax exemption and reduction under the current income tax laws and regulations will continue to enjoy such preferential treatments until the expiration of the same, newly established power plants will not be able to benefit from such tax incentives, unless they can satisfy specific qualifications, if any, provided by then effective laws and regulations on preferential tax treatment.

The increase of applicable income tax rate and elimination of the preferential tax treatment with regard to certain of our power plants may adversely affect our financial condition and results of operations.  Moreover, our historical operating results may not be indicative of our operating results for future periods as a result of the expiration of the tax benefits currently available to us.

In addition, according to the New Enterprise Income Tax Law and its implementation rules, any dividends derived from the distributable profits accumulated from January 1, 2008 and are paid to the shareholders who are non-resident enterprises in the PRC will be subject to the PRC withholding tax at the rate of 10%. The withholding tax will be exempted if such dividends are derived from the distributable profits accumulated before January 1, 2008.  Under a notice issued by the State Administration of Taxation of the PRC on November 6, 2008, we are required to withhold PRC income tax at the rate of 10% on annual dividends paid for 2008 and later years payable to our H Share investors who are non-resident enterprises. Regarding our proposed cash dividends to overseas investors relating to the year of 2008, we are currently applying for an exemption of withholding tax because such dividends are derived from the distributable profits accumulated before January 1, 2008.  If the exemption application is not approved by the tax authority, the investors of our American Depositary Shares representing our H Shares will be subject to such withholding of the PRC income tax at the rate of 10%.

If there is a devaluation of Renminbi or Singapore dollar, our debt burden will increase and the dividend return to our overseas shareholders may decrease

As a power producer operating mainly in China, we collect our revenues in Renminbi and have to convert Renminbi into foreign currencies to (i) repay some of our borrowings which are denominated in foreign currencies, (ii) purchase foreign made equipment and parts for repairs and maintenance, and (iii) pay out dividend to our overseas shareholders.

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

Our revenues from SinoSing Power Pte. Ltd. (“SinoSing Power”) and its subsidiary, Tuas Power Ltd. (“Tuas Power”), are collected in Singapore dollar.  The foreign currency borrowings of SinoSing Power and Tuas Power are denominated in US dollar. The value of Singapore dollar against US dollar has fluctuated along with the international financial market, which exposes SinoSing Power and Tuas Power to exchange rate risk.

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

Risks relating to the PRC

China's economic, political and social conditions as well as government policies could significantly affect our business

As of December 31, 2008, the majority of our business, assets and operations are located in China.  The economy of China differs from the economies of most developed countries in many respects, including government involvement, level of development, economy growth rate, control of foreign exchange, and allocation of resources.

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

Risks relating to our operations in Singapore

Tuas Power Ltd. (“Tuas Power”), one of our wholly-owned subsidiaries, operates in Singapore.  Tuas Power is a power generating company incorporated in Singapore which is engaged in the business of generation, wholesale and retail of power.  With two 600 MW oil-fired steam generating units and four 367.5 MW gas-fired combined cycle generating units, Tuas Power has a total generating capacity of 2,670 MW.  The total assets and revenue of Tuas Power represented approximately 14% and 15%, respectively, of our total assets and revenue as of and for the year ended December 31, 2008.

The operations of Tuas Power are subject to a number of risks, including, among others, risks relating to electricity pricing, dispatching, fuel supply, project development, capital expenditure, environmental regulations, government policies, and Singapore’s economic, political and social conditions.  Any of these risks could materially and adversely affect the business, prospects, financial condition and results of operations of Tuas Power.

Decrease in market demand and intensified competition may adversely affect Tuas Power’s business and results of operations.

Power demand in Singapore is dependent upon the economic development of Singapore.  Due to the impact of the current global financial crisis and economic downturn, Singapore’s economy is projected to have a negative growth in 2009, and the power demand is expected to decrease. Significant and sustained adverse changes in Singapore’s economy and a material reduction in power demand in Singapore may adversely affect Tuas Power’s business, prospects, financial condition and results of operations.

The Singapore electricity industry had traditionally been vertically integrated and owned by the government.  Since 1995, much progress has been made to liberalize the electricity industry for greater efficiency and innovation.  Steps taken to liberalize the power industry include corporatization of the Public Utilities Board (“PUB”) in 1995, establishment of Singapore Electricity Pool in 1998, formation of Energy Market Authority (“EMA”) in 2001, commencement of operation of New Electricity Market of Singapore (“NEMS”) in 2003, and respective divestment of three major generating companies (Tuas Power, PowerSenoko, PowerSeraya) by Temasek Holdings in 2008 and 2009.  The liberalization of Singapore’s power market and the further deregulation of its power industry have resulted in more intense competition among the power generating companies in Singapore.  Tuas Power is one of  the three largest power generating companies in Singapore.  If Tuas Power is unable to compete successfully against other power generating companies in Singapore, its business, prospects, financial condition and results of operations may be adversely affected.

Decrease in the quantity of generating capacity covered by Tuas Power’s vesting contracts may further expose Tuas Power to electricity price volatility and adversely affect its business and results of operations.

Tuas Power derives its revenue mainly from sale of electricity to the National Electricity Market of Singapore (the “NEMS”) through bidding process and vesting contracts. Vesting contracts are a form of bilateral contract imposed/vested on the major power generating companies in Singapore. Vesting contract price is set by the Energy Market Authority (the “EMA”), which is Singapore’s power market regulator, at the long run marginal cost and is adjusted by the EMA on a periodical basis for changes in the long run marginal cost and on a quarterly basis for inflation and changes in fuel prices. Such mechanism helps protect the profit margins of the power generating companies in the Singapore market such as Tuas Power to a large degree. The quantity of each generating company’s capacity covered by vesting contracts depends on the proportion of such generating company’s capacity to total capacity in the NEMS system. The contract quantity and price are recalculated every three months.  For the period from March 25, 2008 to December 31, 2008, power sold through vesting contracts represented approximately 59% of Tuas Power's total power sold.

As an important governmental policy in Singapore’s power market, vesting contracts will continue as long as the EMA considers that high market concentration persists.  Although it is expected that it will take at least eight to ten years for market concentration to be substantially diluted, the Singapore government recently planned to decrease the quantities of capacity covered by vesting contracts.  The timetable and details for such plan remain uncertain and Tuas Power is actively communicating with the EMA and requesting a relatively stable policy.  Any significant decrease in the quantity of capacity covered by Tuas Power’s vesting contracts will further expose Tuas Power to electricity price volatility and may have an adverse impact on its business and results of operations.

The fuel cost of Tuas Power is exposed to the volatility of international fuel price and foreign currency risk.

The fuel for Tuas Power consists of oil and gas.  Since the procurement price of gas is closely linked to oil price, the fuel cost of Tuas Power is exposed to the volatility of international oil price.  In addition, the commitments for the purchase of fuel are denominated in US dollars, which further exposes Tuas Power to foreign currency risk.  The increase in fuel price and the appreciation of US dollars against Singapore dollar would increase the fuel cost of Tuas Power and adversely affects its results of operations.

The integration of Tuas Power and implementation of internal controls and procedures in Tuas Power may adversely affect Tuas Power’s business and results of operations.

We completed the acquisition of Tuas Power in June 2008 and are in the process of implementing our internal controls and procedures in Tuas Power.  The designing, implementing, testing and auditing of internal controls with respect to an acquired entity which had its own management and control systems prior to the acquisition are costly and risk-bearing.  We are also subject to a number of special financial and business risks relating to the integration after the completion of acquisition, including, among others, diversion of our management’s time, attention and resources, increased costs to improve our coordinated managerial, operational, financial and administrative systems and additional conflicts of interest.  In addition, we may be unable to manage an acquired entity profitably or successfully integrate its operations with our own.  Any of these factors may adversely affect our business and results of operations.

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

On April 19, 2006, we carried out the reform to convert all non-tradable domestic shares to tradable domestic shares. According to the reform plan, Huaneng Group and HIPDC offered three shares to each holder of A Shares for every ten shares held by them.  The total number of shares offered in connection with the reform was 150,000,000 shares. As a result, all non-tradable domestic shares were permitted to be listed on stock exchange for trading with certain selling restrictions. The period of selling restrictions is sixty months for the non-tradable shares held by Huaneng Group and HIPDC, and one year for most non-tradable shares held by others starting from April 19, 2006. As of March 31, 2009, approximately 6.122 billion of our shares, including our shares directly held by Huaneng Group and HIPDC, remained subject to selling restrictions. The reform did not affect the rights of shareholders of our overseas listed foreign shares.

On March 25, 2008, we signed a letter of intent with Huaneng Group on the transfer of the equity of SinoSing Power Pte. Ltd. (“SinoSing Power”), which is a wholly-owned subsidiary of Huaneng Group that was established to acquire 100% equity interest in Tuas Power Ltd. from Temasek Holdings (Private) Limited.  Huaneng Group’s equity investment in SinoSing Power is US$985 million.  On April 29, 2008, we entered into a transfer agreement with Huaneng Group in this regard, pursuant to which we should pay the consideration in full, of which US$788 million settled by assignment of debts and the remaining balance of approximately RMB1.572 billion paid in cash in Renminbi.  On June 27, 2008, we completed the acquisition of SinoSing Power. Tuas Power Ltd., with a total installed capacity of 2,670MW, became one of our indirectly wholly-owned subsidiaries.

We were approved in 2007 by the extraordinary shareholders general meeting to issue corporate bonds, in different tranches, in an aggregate amount not exceeding RMB10 billion.  In 2007, we issued corporate bonds with maturity of 5 years, 7 years and 10 years with face value of RMB1 billion, RMB1.7 billion and RMB3.3 billion bearing annual interest rates of 5.67%, 5.75% and 5.90%, respectively.  On May 8, 2008, we issued corporate bonds in an amount of RMB4 billion which are listed and traded at Shanghai Stock Exchange. The bonds have a par value of RMB100, a fixed term of 10 years and an interest rate of 5.20%.

As resolved at the shareholders’ meeting held on May 13, 2008, our company has been given a mandate to issue within the PRC short-term debentures of a principal amount not exceeding RMB10 billion within 12 months from the date on which the shareholders’ approval was obtained.  On July 25, 2008, we issued short-term RMB denominated debentures in the amount of RMB5 billion with a maturity period of 365 days, a unit face value of RMB100 and an interest rate of 4.83%.  On February 24, 2009, we issued the second tranche of the short-term debenture in the amount of RMB5 billion, with a maturity period of 365 days, a unit face value of RMB100 and an interest rate of 1.88%.

In July 2008, we purchased an additional 10% equity interest in Phase I of Rizhao Power Plant for a consideration of approximately RMB135 million, and increased our interest to 44%.  In December 2008, we purchased an additional 10% equity interest in Huaiyin Power Plant Phase I for a consideration of approximately RMB67.4 million, and increased our interest to 100%.

On March 31, 2009, we entered into a transfer agreement with Huaneng New Energy Industrial Holding Limited Company (“Huaneng New Energy”) , a subsidiary of Huaneng Group, pursuant to which we agreed to acquire from Huaneng New Energy its 65% equity interest in Huaneng Qidong Wind Power Generation Co., Ltd. (“Qidong Wind Power”) for a consideration of RMB103 million.  Phase I of Qidong Wind Power has a generating capacity of 91.5 MW and commenced operations in March 2009.

On April 21, 2009, we entered into a transfer agreement with Huaneng Group, pursuant to which we agreed to acquire the 55% equity interest in Tianjin Huaneng Yangliuqing Co-generation Limited Liability Company held by Huaneng Group for a consideration of RMB1.076 billion.  On the same day, we entered into a transfer agreement with HIPDC, pursuant to which we agreed to acquire the 41% equity interest in Huaneng Beijing Co-generation Limited Liability Company held by HIPDC for a consideration of RMB1.272 billion.

See “Item 5 Operating and Financial Review and Prospects — Liquidity and Cash Resources” for a description of our principal capital expenditures since the beginning of the last three financial years.

B.	Business overview

We are one of the China's largest independent power producers.  As of March 31, 2009, we had controlling generating capacity of 40,939MW, and a total generating capacity of 39,203MW on an equity basis.

Operations in China

We wholly own 17 operating power plants and have controlling interests in 13 operating power plants and minority interests in 5 operating power companies. Our power plants are located in 12 of China's provinces: Liaoning, Hebei, Shanxi, Shandong, Henan, Fujian, Jiangsu, Zhejiang, Guangdong, Jiangxi, Gansu, Hunan and in Shanghai and Chongqing Municipalities.

The year of 2008 saw the occurrence of freezing rainstorms and snowstorms in China’s southern region, the mega earthquake disaster in Sichuan province, the international financial crisis and the deterioration in global economy.  These events, directly or indirectly, brought unprecedented difficulties and challenges to our operations, including but not limited to a decrease in power demand, drastic surge of coal prices and industry-wide losses.  Our management and all employees worked together and made every effort to actively deal with the challenges. We achieved new progress in the areas of safe production, energy saving, environmental protection, project development and capital operation.

In the year of 2008, four new coal-fired generating units were put into commercial operations with a total installed capacity of 2,560 MW.In 2008, our total power generation in China reached 184.6 billion kWh, representing an increase of 6.30% from 2007.  Although the average utilization hours of our coal-fired generating units decreased to 5,246 hours in 2008 from 5,656 hours in 2007, they were still 335 hours above the industry average and remained at the highest level among coal-fired power generating companies in China.  In 2008, the coal purchase under key contracts accounted for 55.4% of our total coal purchases, compared to 63.3% in 2007. Our average unit fuel cost increased by 46.54% from 2007.

We will continue to leverage our relationship with HIPDC, our controlling shareholder, as well as with Huaneng Group, the controlling shareholder of HIPDC, in respect of acquisition and development of power projects. We have a preferential right to purchase equity interests in existing power plants owned by Huaneng Group and HIPDC and the preferential right on all of their respective future power development projects that we may realistically develop.  Furthermore, we entered into an Entrusted Management Agreement with Huaneng Group and HIPDC in relation to the management of certain coal-fired power plants of Huaneng Group and HIPDC.  By entering into the Entrusted Management Agreement, we will further accumulate management experience as a result of the expansion of our operation scale and set a precedent for large-scale and multi-entities entrusted management in the PRC.  Some of these coal-fired power plants could be our potential acquisition targets.  Please see "Item 7 — Major Shareholders and Related Party Transactions" for a detailed description of the Entrusted Management Agreement.

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

Operations in Singapore

In 2008, we acquired Tuas Power which is one of the three largest power generating companies in Singapore and had a total generating capacity of 2,670 MW as of March 31, 2009.  We have consolidated Tuas Power’s results of operations since March 2008.  The total power generation of Tuas Power reached 9.841 billion kWh in 2008, representing an increase of 0.06% from 9.835 billion kWh in 2007.  Out of the 9.841 billion KWh, 7.584 billion kWh was generated after the date on which Tuas Power’s results of operations were consolidated into ours.

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

Approval process

Prior to July 2004, any project proposal and supporting documents for new power plants must first be submitted to the NDRC for approval and then be submitted to the State Council.  In July 2004, the State Council of the PRC reformed the fixed asset investment regulatory system in China.  Under the new system, new projects in the electric power industry that do not use government funds will no longer be subject to the examination and approval procedure.  Instead, they will only be subject to a confirmation and registration process.  Coal-fired projects will be confirmed by and registered with the relevant department of the central government while non-coal fired power plants will be subject to confirmation and registration by the relevant local government departments. As required by the NDRC, coal-fired power plants will be subject to confirmation by the NDRC.

Joint venture power projects are subject to additional governmental approvals.  Approval by Ministry of Commerce is also required when foreign investment is involved.

In January 2007, the Office of the National Energy Leading Group and the NDRC with the approval of the State Council jointly issued the opinions to accelerate shutdowns of small coal-fired generating units. Power generating companies are encouraged to close small coal-fired generating units and replace them with newly built large units, and their new projects may be granted priority in the confirmation and registration process on the basis of their proactive implementation of the opinions.

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

Under the relevant PRC laws and regulations, foreign invested enterprises, or “FIE”, will be entitled to import duty exemption in respect of self-use imported equipment and raw materials for investment projects that fall into the encouraged category under the Catalogue for the Guidance of Foreign Investment Industries (the “Catalogue”).  Pursuant to the current Catalogue effective on December 1, 2007, construction and operation of power stations using integrated gasification combined cycle, circulating fluidized bed with a generating capacity of 300MW or above, pressurized fluided bed combustor with a generating capacity of 100MW or above and other clean combustion technologies belong to the category of encouraged projects.  Therefore, our construction projects that meet the conditions for encouraged projects under the current catalogue are eligible for import-duty exemption for imported generating units.

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

After a generating unit is constructed, the contractor tests its installation and systems.  Following such tests, the contractor puts the unit through a continuous 168-hour trial run at full load.  After successfully passing the continuous 168-hour test and obtaining approval from the local governments, the unit may commence its commercial operation.

Development of Power Plants in Singapore

The Singapore electricity industry had traditionally been vertically integrated and owned by the government.  Since 1995, much progress has been made to liberalize the electricity industry for greater efficiency and innovation.  Steps taken to liberalize the power industry include corporatization of the Public Utilities Board (“PUB”) in 1995, establishment of Singapore Electricity Pool in 1998, formation of Energy Market Authority (“EMA”) in 2001, commencement of operation of New Electricity Market of Singapore (“NEMS”) in 2003.  Currently, overseeing the activities in the electricity sector is the EMA, which is a statutory body responsible for the economic, technical and competition regulation of the gas and electricity industry in Singapore.  In carrying out its functions as the regulator of the power sector, EMA is empowered under the Electricity Act to issue and enforce licences, codes of practices and performance standards.  Energy Market Company Pte Ltd. (the “EMC”), a subsidiary of the EMA, is the market company licensed to operate the wholesale market, or the NEMS.

In Singapore, a company is required to hold a generation license issued by the EMA if it generates electricity by means of one or more generating units with capacity of 10 MW or above. If connected to the power grid, the generating unit(s) must be registered with the EMC and will have to compete with other power generating companies to secure dispatch in the NEMS.

To ensure adequate electricity supply in Singapore, the EMA targets a minimum reserve margin (the excess of generating capacity over peak electricity demand) of 30% based on a loss of load probability (a measure of the probability that a system demand will exceed capacity during a given period, often expressed as the estimated number of days over a year) of three days per year. The 30% required reserve margin is to cater for scheduled maintenance as well as forced outages of generating units in the system.  If the reserve margin falls below the required 30% due to demand growth and/or plant retirements, it would be an indication that new generation investments in generation units are needed to maintain system security.

The EMA intends to keep the increase and decrease in generating capacity to be commercially driven as far as practicable. As a precaution against the risk of insufficient generating capacity in the system to maintain system security, the EMA is planning to put in place a capacity assurance scheme to incentivize new generation planting in case new generating capacity that is required to maintain system security is not forthcoming from the market.

By most measures of market power, the Singapore market is highly concentrated as the three largest power generating companies account for approximately 90% of total power capacity.  Although such high market concentration is expected to decrease over time, it is expected to remain as a concern for at least the next decade. Therefore, it is unlikely that the EMA will allow the three largest power generating companies to increase their licensed capacity and these generating companies will have to rely on the optimization of their existing capacity within license cap to improve efficiency and forestall new entry.

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

Pursuant to the NDRC circular issued in June 2004, on-grid tariffs for newly built power generating units commencing operation from June 2004 should be set on the basis of the average cost of comparable units adding tax and reasonable return in the regional grid. It provides challenges and incentives for power generating companies to control costs for building new generating units.

On March 28, 2005, the NDRC issued the Interim Measures on Regulation of On-grid Tariff, the Interim Measures on Regulation of Transmission and Distribution Tariff, and the Interim Measures on Regulation of End-user Tariff, or collectively the Interim Measures, to provide guidance for the reform of tariff-setting mechanism in the transition period. Under the Interim Measures, tariff is classified into on-grid tariff, transmission and distribution tariff and end-user tariff. Transmission and distribution tariff will be instituted by the government. End-user tariff will be based on on-grid tariff and transmission and distribution tariff.  The government is responsible to regulate and supervise power tariffs in light of the principles of efficiency, incentives, and investment encouragement and taking into consideration of affordability.

In December 2004, the NDRC proposed and the State Council approved to establish a linkage mechanism between coal and power prices, pursuant to which, the NDRC may adjust power tariffs if the change of the average coal price reaches 5% within a period of six months compared with the preceding same period. The change in a period, if less than 5%, will be carried forward to the future periods until the accumulated amounts reach 5%. With a target to encourage power generating companies to reduce cost and improve efficiency, only around 70% of coal price increases will be allowed to pass to end-users through an increase of power tariffs, and power generating companies will bear the remaining 30%. In May 2005, the NDRC activated the coal-electricity price linkage mechanism for the first time to increase on-grid tariffs and end-user tariffs in the northeastern region, central region, eastern region, northwestern region and southern region. We accordingly increased the on-grid tariffs of our power plants in the northeastern region, central region, eastern region and northwestern region on May 1, 2005 and in the southern region on July 15, 2005. In June 2006, the coal-electricity price linkage mechanism was reactivated by the NDRC to increase on-grid tariffs and end-user tariffs in the northeastern region, central region, eastern region, northwestern region and southern region. We accordingly increased the on-grid tariffs of most of our power plants in the same regions on June 30, 2006.

In May 2007, NDRC and the State Environment Protection Administration jointly promulgated Interim Administrative Measures on Electricity Price of Coal-fired Generating Units installed with Desulphurization Facilities and the Operations of Such Facilities, which provided that a premium for desulphurization may be charged on the price of the electricity generated by generating units installed with desulphurization facilities on and from the date on which such desulphurization facilities are tested and accepted by relevant environment protection regulator.  Such pricing policy is also applicable to the old generating units which are installed with desulphurization facilities.  The new measures are more stringent on the regulation of the coal-fired power plants with desulphurization facilities, setting forth the categories under which the price including a desulphurization premium will be offset or otherwise penalized based on the ratio of utilization of the relevant desulphurization facilities on annual basis.  As of December 31, 2008, our generating units installed with desulphurization facilities represented 86.2% of our coal-fired generating units and smoothly passed the first annual desulphurization inspection of the State Ministry of Environmental Protection. We will ensure all the coal-fired generating units will have completed desulphurization transformation by the end of 2009 and that all the generating units will meet the standards for environmental protection.

In June 2008, NDRC issued Notice of Raising the Power Tariff, pursuant to which, the power tariff in provincial grids nationwide was increased by an average of RMB0.025 per kWh. In August 2008, NDRC issued Notice of Raising the On-grid Tariffs of the Thermal Power Plants, pursuant to which, the on-grid tariff of thermal power plants, including plants fueled by coal, oil, gas and cogeneration, was increased by an average of RMB0.02 per kWh.

The tariff reform will continue in 2009, according to the Government Work Report, to improve the pricing mechanism for the on-grid tariff, transmission and distribution tariff and end-user tariff, and to resolve the discrepancy between coal price and power tariff.  On February 25, 2009, NDRC, SERC and China National Energy Administration jointly promulgated the Notice regarding Cleaning up the Concessional Tariff Scheme, pursuant to which, (i) the concessional tariff scheme at local level is banned, and (ii) certain measures, such as direct purchase by large consumers and adopting peak and off-peak power pricing policy, will be carried out to reduce enterprises’ power cost.  In addition, the notice emphasizes the supervision and inspection over the setting of power tariff.

Pricing Policy in Singapore

All licensed power plants in Singapore sell their plant output into the NEMS under a half-hourly competitive bidding process, during which a clearing price is determined based on the projected system demand. All successful bids/power plants that are cleared in each half hour will be dispatched automatically by control signals from the Power System Operator, a division of the EMA, and in turn will receive the cleared price as determined earlier. The cleared price paid to the power plants is the nodal price at their point of injection, and the Market Clearing Engine, the computer software that creates dispatch schedules and determines market clearing prices, automatically produces a different price at each node on the network.

As there is no certainty in the price or the dispatch levels for any power plants, operators of power plants may enter into short or long-term financial arrangements with other counterparties or their own subsidiary company involved in the electricity retail market (to end consumers of electricity) to secure stability in their revenue stream and manage the commercial risks associated with operations in a competitive market.

In addition, the major power generating companies, including Tuas Power, are obliged to hold vesting contracts.  Vesting contracts are a form of bilateral contract imposed/vested on the generating companies who had been licensed by the EMA before the start of the NEMS.  Market Support Services Licensee is the counterparty to all of the vesting contracts, and the vesting contracts are settled between the parties through the EMC’s settlement system. The quantity of each generating company’s capacity covered by vesting contracts depends on the proportion of its capacity to total capacity in the NEMS system. Vesting contract price is set by the EMA at the long run marginal cost and is adjusted by the EMA on a periodic basis for changes in the long run marginal cost and on a quarterly basis for inflation and changes in fuel prices. Such mechanism helps protect the profit margins of the power generating companies in the Singapore market to a large degree. The contract quantity and price are currently recalculated every three months.

The electricity that retailers on-sell to contestable consumers (currently defined as customers with average monthly usage of 10,000kWh and above) has to be purchased from the NEMS. The retailers pay for their electricity purchases at the Uniform Singapore Energy Price, which is a weighted average of nodal prices and is determined on a half-hourly basis in the NEMS.

Power sales

Each of our power plants has entered into a written agreement with the local grid companies for the sales of its power output.  Generally, the agreement has a fixed term of one year and provides that the annual utilization hours of the power plant will be determined with reference to the average annual utilization hours of the similar generating units connected to the same grid.

In 2003, SERC and the State Administration of Commerce and Industry jointly promulgated a model contract form (the "Model Contract Form") for use by power grid companies and power generating companies in connection with electricity sale and purchase transactions.  The Model Contract Form contains provisions on the parties' rights and obligations, amount of electricity subject to purchase, payment method and liabilities for breach of contract, etc.  We believe that the publication of the Model Contract Form has facilitated the negotiation and execution of electricity purchase contracts between power grid companies and power generating companies in a fair, transparent and efficient manner.  In 2008, most of the agreements entered into between our power plants and the local grid companies were based on the Model Contract Form.

Power sales through competitive bidding are one of the targets of power market reform. The PRC government started in 1999 to experiment with a program to effect power sales through competitive bidding in some provinces, and has been gradually expanding the program with a view to creating a market-oriented electric power industry. Pursuant to the opinions regarding promotion of electric power system reform in the period of “The Eleventh  Five-Year Plan” adopted by the State Council in November 2006, the SERC will speed up the reform to establish an electric power market suitable to China’s circumstances.

Power market in the Northeastern region

The power market in the northeastern region commenced simulated operation on January 15, 2004, and trial operation of monthly and annual bidding in early 2005.  It adopted a model of two-tier tariff system where all the power generated is subject to competitive bidding. Under two-tier tariff system, on-grid tariff includes a capacity tariff and an energy tariff. While the capacity tariff is based on average fixed cost for building a generating unit in the same area and set by the government, the energy tariff is formed by market competition. The northeastern regional power market carried out the trial operation of 2006 annual price bidding in early 2006, and then was suspended. At the end of March 2006, annual price bidding was resumed for a short period of time but was suspended again afterwards. The bidding results in 2006 were not used in actual settlements. As of March 31, 2009, the annual price bidding was not resumed yet.

We have three power plants in the Northeast region, namely Dalian Power Plant, Dandong Power Plant and Yingkou Power Plant with a total of 10 generating units and an aggregate generating capacity of 3,940 MW.  All of these power plants consist of generating units with large-capacity and the management has put in place a strong management team to manage these plants.

To ensure a fair market environment for the three power plants in Liaoning, we will keep ourselves updated on the changes of the relevant rules and will actively support and participate in the establishment of the power market of the Northeast region.  We believe that we can optimize our competitive strengths under a fair, reasonable and open market environment.

Power market in the Eastern region

The power market in the eastern region commenced simulated operation of monthly price bidding and daily price bidding respectively on May 18 and October 28, 2005.  It adopted a model of one-tier tariff system where only 10% of the annual power generation will be subject to competitive bidding. In April and December 2006, the eastern regional power market carried out two trial operations of daily price bidding respectively, and the bidding results were used in actual settlements. As of March 31, 2009, the two trial operation of daily price bidding was not resumed yet.

We have 13 power plants in the Eastern region with a total of 40 generating units and an aggregate generating capacity of 16,254 MW.

Most of our power plants in the eastern region are located in regional loading centres of Jiangsu, Shanghai, Zhejiang and Fujian, and consist of individual units with large-capacity and high-performance, together with small number of employees and a strong management team. Under our centralized management, these power plants will closely cooperate with each other to strengthen their competitiveness and strive to achieve good bidding results.

Power market in the other regions

The power market in the southern region continued carrying out the simulated operations in 2008. As of March 31, 2009, the power markets in other regions were still under establishment.

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

The following table sets forth the average power tariff (RMB/MWh) of electric power sold by our power plants in China, for each of the five years ended December 31, 2008 and the approved power tariff for 2009.

	Year Ended December 31,
	2004	2005	2006	2007	2008	2009
	Average Tariff (1)	Average Tariff (1)	Average Tariff (1)	Average Tariff (1)	Average Tariff (1)	Approved Tariff (1)
Dalian Power Plant	283.62	317.58	315.95	323.27	338.05	361.70
Dandong Power Plant	289.05	301.67	322.76	330.38	340.82	363.50
Yingkou Power Plant	315.48	360.09	334.47	343.37	360.45	375.50
						393.80
Fuzhou Power Plant	365.00	367.06	342.46	369.61	401.22	429.80
Shang’an Power Plant	303.25	319.91	340.22	344.47	356.52	387.30
						402.30
						371.80
Nantong Power Plant	325.18	343.00	344.92	339.47	385.53	425.00
Nanjing Power Plant	321.67	340.65	345.56	342.99	375.47	425.00
Taicang Power Plant
Phase I	341.10	360.00	361.64	359.69	401.60	439.00
Phase II	--	--	371.50	358.08	396.48	439.00
Huaiyin Power Plant
Phase I	330.88	346.43	366.44	--	--	424.5
Phase II	--	373.77	362.26	357.47	396.80	435.8
Phase III	--	--	362.26	357.47	396.80
Shidongkou I	285.43	320.30	358.85	369.54	377.35	435.60
						420.60
Shidongkou II	342.56	357.60	357.08	347.93	377.04	425.60

	Year Ended December 31,
	2004	2005	2006	2007	2008	2009
	Average Tariff (1)	Average Tariff (1)	Average Tariff (1)	Average Tariff (1)	Average Tariff (1)	Approved Tariff (1)
Shantou Power Plant
Phase I	446.86	462.83	487.55	497.7	522.42	548.71
Phase II	--	--	446.54	453.2	472.96	504.20
Dezhou Power Plant(2) (Phases I, II & III)	332.58	349.56	360.68	360.45	394.08	408.90
						423.90
Jining Power Plant(2)
Phases I, II	299.89	323.41	342.42	310.90	356.56	397.40
Phase III	299.89	323.41	342.42	370.90	384.29	413.40
Weihai Power Plant	394.06	398.93	402.99	403.00	422.78	448.50
Xindian Power Plant(2)
Phases I, II	320.83	337.25	350.54	379.71	371.86	413.40
Phase III	--	--	351.90	356.01	370.99	397.40
Changxing Power Plant	351.94	392.83	408.90	428.16	450.86	480.50
Yushe Power Plant
Phase I	282.10	319.37	316.16	332.53	345.77	359.40
Phase II	282.10	256.00	268.21	274.16	289.32	315.30
Qinbei Power Plant	--	299.77	311.20	311.86	339.85	394.20
Jinggangshan Power Plant	--	353.90	369.87	366.94	379.99	413.00
Yueyang Power Plant
Phase I	316.52	341.34	360.88	366.49	388.53	425.50
Phase II	--	--	363.38	378.91	398.62	440.50
Luohuang Power Plant
Phases I, II	286.74	300.90	314.87	308.65	338.27	366.50
Phase III	--	--	337.30	337.30	354.89	379.30
Pingliang Power Plant	--	211.43	216.27	223.31	238.89	275.10
Sichuan Hydropower	--	262.52	266.32	--	--	--
Yuhuan Power Plant	--	--	360.95	415.05	444.92	465.70
Rizhao Power Plant Phase II	--	--	--	--	--	382.40
Jinling Power Plant	--	--	--	481.99	528.73	--
___________

Notes:	(1)	Includes value-added tax.

	(2)	For the 2009 approved tariff, some power plants may have several different approved tariffs which will be applied to the different generating units of such plants.

Power sales in Singapore

As of December 31, 2008, the total installed generating capacity in Singapore was 10,453 MW.  In 2008, the peak demand for electricity was 5,955 MW and the annual average load was 4,588 MW.  The power market in Singapore is competitive, and power generating companies sell their power output through bidding process and vesting contracts. As of December 31, 2008, power sold through vesting contracts presented approximately 55% of the total power sold by the power generating companies.

Tuas Power sells its electric power output to the NEMS, the power pool market, mainly through vesting contracts and direct sale. In addition, Tuas Power sells part of its power output to the NEMS power pool at the pool price. Pool participants bid into the competitive power pool market of Singapore every half an hour. Pool clearing price and the generation units dispatched are determined by matching the supply and demand curves. The gas-fired combined cycle units of Tuas Power enjoy advantages in the competitive biddings of the pool market given their relatively low cost and high efficiency.

In addition to its power generation business, Tuas Power has a power retail business. A portion of Tuas Power's electricity output is sold through financial arrangements with Tuas Power's retail business. Because the retail price is linked to the prices at which the generation business sells its output, the retail business of Tuas Power automatically offers a hedge to the price risk faced by its generation business.

According to EMA, for each of the past five years ended December 31, 2008, the average annual pool price per MWh of the NEMS was S$82.37, S$109.90, S$132.42, S$124.57 and S$162.53, respectively.  Tuas Power sells all its electricity output into the NEMS, but the actual settlement tariffs deviate from the pool prices due to the effect of vesting contracts and retail sales.  For the period from March 25, 2008 to December 31, 2008, power sold through vesting contracts and retail sales represented approximately 59% of Tuas Power's total power sold for the same period.

Fuel supply arrangements

In 2008, the majority of our power plants were fueled by coal, gas or oil.

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

In 2007, the power generating companies and coal suppliers were permitted to negotiate coal price and execute coal purchase contracts. The government will take temporary interventional measures to regulate coal price only in exceptional circumstances. In 2007, we purchased 76.72 million tons of coal and consumed 77.20 million tons of coal. Of the coal purchases in 2007, 63.3% was purchased under the key contracts and the remainder was purchased in the open market. The coal purchase price for our company, including transportation costs and miscellaneous expenses, averaged approximately RMB417.77 per ton.

In 2008, the average of coal price increased significantly, which adversely affected our results of operations.  In 2008, we purchased 88.2 million tons of coal and consumed 85.15 million tons of coal. Of the coal purchases in 2008, 55.4% was purchases under the key contracts and the remainder was purchased in the open market. The coal purchase price for our company, including transportation costs and miscellaneous expenses, averaged approximately RMB584.94 per ton.  Our average unit fuel cost in 2008 increased by 46.54% from that in 2007.  In 2008, we managed to secure the coal supply by enhancing the coordination between purchase and transportation to stabilize the main supply channel and exploring coal supply resources outside China.

We strive to reduce our fuel costs in a number of ways, including seeking to purchase high quality coal at competitive prices directly from coal mines or coal shipment terminals, improving coal storage management and inspection and demanding compensation from suppliers for failure to deliver coal of the specified quantity and quality in accordance with the relevant purchase arrangements.  We have also started to experiment in some of our power plants with a method of mixing different types of coal as a measure of cost reduction. In order to address the shortage of coal supplies, we have entered into seven medium and long-term agreements with major coal suppliers to secure stable prices for our coal supplies from 2005 to 2009.  At the same time, we also increase the percentage of the key coal supply contracts with coal suppliers at the annual national coal purchase conference, the coal purchase price of which is typically lower than the purchase price on open market. Through these measures, we seek to further strengthen the stable coal supplies for our power plants.

We expect the national coal supply and demand will reach equilibrium in 2009. However, due to the existence of the price discrepancy between the suppliers and the customers, there was no agreement reached for the key contracts as of April 22, 2009, which increases the uncertainty of the coal supply and the coal price.

Gas

Huaneng Shanghai Combined Cycle Gas Turbine Power Plant ("Shanghai CCGT") is a gas-fired power plant. The gas supply for Shanghai CCGT is transported through the pipeline of "West-East Gas Transport Project ".

Huaneng Jinling Combined Cycle Gas Turbine Power Plant (“Jinling Power Plant”) is a gas-fired power plant. The gas supply for Jinling Power Plant is transported through the pipeline of “West-East Gas Transport Project”.

Tuas Power has four 367.5 MW gas-fired combined cycle generating units.  The gas supply for Tuas Power is provided by Gas Supply Pte Ltd and Sembcorp Industries.

Oil

Tuas Power has two 600 MW oil-fired steam generating units.  The oil supply for Tuas Power is purchased from open market.

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

(iii)	a medium-scale check-up is carried out between the two overhauls, the length of which depends on the actual condition of the generating unit at the time of the check up; and

(iv)	a full-scale overhaul is conducted at the end of each operating cycle, which takes approximately 60 days.

C.	Organizational structure

We are 42.03% owned by HIPDC, which in turn is a subsidiary of Huaneng Group. Huaneng Group was established in 1988 with the approval of the State Council. Huaneng Group also holds an 8.92% equity interest in us either directly or through its wholly-owned subsidiary.  In 2002, Huaneng Group was restructured as one of the five independent power generation group companies to take over the power generation assets originally belonging to the State Power Corporation of China.  Huaneng Group has a registered capital of RMB20 billion and is controlled and managed by the central government.  Huaneng Group is principally engaged in the development, investment, construction, management and operation of energy related projects as well as the production and sale of electricity.  In addition to this core business, Huaneng Group also engages in the development, investment, construction, production and sale of projects and products in the information, transportation, new energy source and environmental industries.

HIPDC was established in 1985 as a joint venture with 51.98% of its equity interests currently owned by Huaneng Group. HIPDC is engaged in developing, investing, operating and constructing power plants in China.  Some of the power plants currently owned and operated by us were originally built and later transferred to us by HIPDC.  Both Huaneng Group and HIPDC have agreed to give us preferential rights in the power development business and power assets transfers.

The following organizational chart sets forth the organizational structure of HIPDC and us as of March 31, 2009:

Notes:	(1)
Huaneng Group indirectly holds 100% equity interests in Pro-Power Investment Limited through its wholly-owned subsidiary, China Hua Neng Hong Kong Company Limited, and Pro-Power Investment Limited in turn holds 5% equity interests in HIPDC. As a result, Huaneng Group indirectly holds additional 5% equity interests in HIPDC.

(2)	Of the 8.92% equity interest, 8.75% was directly held by Huaneng Group, and the remaining 0.17% was held by Huaneng Group through its wholly-owned subsidiary,China Hua Neng Hong Kong Company Limited.

For a detailed discussion of the Company’s subsidiaries, see Note 13 to the Financial Statements.

D.	Property, plants and equipment

The following table presents certain summary information on our power plants as of March 31, 2009.

Plant or Expansion		Province/ Municipality	Actual In-service Date	Current Installed Capacity	Ownership	Attributable Capacity	Type of Fuel
(Names as defined below)				(MW)%		MW
Dalian	Phase I	Liaoning	Unit I: Sep. 1988	2 x 350	100%	700	Coal
			Unit II: Dec. 1988
	Phase II		Unit III: Jan. 1999	2 x 350	100%	700	Coal
			Unit IV: Jan. 1999
Dandong		Liaoning	Unit I: Jan. 1999	2 x 350	100%	700	Coal
			Unit II: Jan. 1999
Yingkou	Phase I	Liaoning	Unit I: Jan. 1996	2 x 320	100%	640	Coal
			Unit II: Dec. 1996
	Phase II		Unit III: Aug. 2007	1 x 600	100%	600	Coal
			Unit IV: Oct. 2007	1 x 600	100%	600	Coal
Fuzhou	Phase I	Fujian	Unit I: Sep. 1988	2 x 350	100%	700	Coal
			Unit II: Dec. 1988
	Phase II		Unit III: Oct. 1999	2 x 350	100%	700	Coal
			Unit IV: Oct. 1999
Shang’an	Phase I	Hebei	Unit I: Aug. 1990	2 x 350	100%	700	Coal
			Unit II: Dec. 1990
	Phase II		Unit III: Oct. 1997	2 x 300	100%	600	Coal
			Unit IV: Oct. 1997
	Phase III		Unit V: Jul 2008	2 x 600	100%	1200	Coal
			Unit VI: Aug 2008
Nantong	Phase I	Jiangsu	Unit I: Sep. 1989	2 x 352	100%	704	Coal
			Unit II: Mar. 1990
	Phase II		Unit III: Jul. 1999	2 x 350	100%	700	Coal
			Unit IV: Oct. 1999
Nanjing		Jiangsu	Unit I: Mar. 1994	2 x 320	100%	640	Coal
			Unit II: Oct. 1994
Taicang(4)	Phase I	Jiangsu	Unit I: Dec. 1999	2 x 320	75%	480	Coal
			Unit II: Apr. 2000
	Phase II		Unit III: Jan. 2006	2 x 630	75%	945	Coal
			Unit IV: Feb. 2006
Huaiyin (3)	Phase I	Jiangsu	Unit II: Aug. 1994	1 x 220	100%	220	Coal
	Phase II		Unit III: Jan. 2005	2 x 330	63.64%	420	Coal
			Unit IV: Mar. 2005
	Phase III		Unit V: May 2006	2 x 330	63.64%	420	Coal
			Unit VI: Sep. 2006
Shidongkou I		Shanghai	Unit I: Feb. 1988	1 x 300	100%	1,270	Coal
			Unit II: Dec. 1988	1 x 325
			Unit III: Sep. 1989	1 x 325
			Unit IV: May 1990	1 x 320
Shidongkou II		Shanghai	Unit I: Jun. 1992	2 x 600	100%	1,200	Coal
			Unit II: Dec. 1992

Shanghai CCGT		Shanghai	Unit I: May 2006	3 x 390	70%	819	Gas
			Unit II: Jun. 2006
			Unit III: Jul. 2006
Shantou	Phase I	Guangdong	Unit I: Jan. 1997	2 x 300	100%	600	Coal
			Unit II: Jan. 1997
	Phase II		Unit III: Oct. 2005	1 x 600	100%	600	Coal
Dezhou(1)		Shandong	Units I: 1992	1 x 330	100%	650	Coal
			Unit II: 1992	1 x 320
			Units III: Jun. 1994	1 x 300	100%	300	Coal
			Unit IV: May 1995	1 x 320	100%	320	Coal
			Units V: Jun. 2002	2 x 700	100%	1,400	Coal

Plant or Expansion		Province/ Municipality	Actual In-service Date	Current Installed Capacity	Ownership	Attributable Capacity	Type of Fuel
(Names as defined below)				(MW)%		MW
			Unit VI: Oct 2002
Jining		Shandong	Unit IV: 1978	1 x 110	100%	110	Coal
			Unit V: Jul. 2003	2 x 135	100%	270	Coal
			Unit VI: Aug. 2003
Rizhao	Phase II	Shandong	Unit III: Dec 2008	2 x 680	100%	1360	Coal
			Unit IV: Dec 2008
Weihai(2)		Shandong	Units III: Mar. 1998	2 x 320	60%	384	Coal
			Unit IV: Nov. 1998
Xindian		Shandong	Unit III: Jan 2002	2 x 225	100%	450	Coal
			Unit IV: Dec 2001
			Unit V: Sep 2006	2 x 300	95%	570	Coal
			Unit VI: Nov. 2006
Changxing		Zhejiang	Unit I: Jan. 1992	1 x 135	100%	260	Coal
			Unit II: Aug. 1992	1 x 125
Yuhuan	Phase I	Zhejiang	Unit I: Nov. 2006	2 x 1000	100%	2000	Coal
			Unit II: Dec. 2006
	Phase II		Unit III: Nov. 2007	2 x 1000	100%	2000	Coal
			Unit IV: Nov. 2007
Tuas	Phase I	Singapore	Unit I: Mar. 1999	2 x 600	100%	1200	Oil
			Unit II: Dec 1999
	Phase II		Unit III: Nov 2001	4 x 367.5	100%	1470	Natural Gas
			Unit IV: Jan 2002
			Unit V: Feb 2005
			Unit VI: Sep 2005
Yushe	Phase I	Shanxi	Unit I: Jun. 1994	2 x 100	60%	120	Coal
			Unit III: Dec 1994
	Phase II		Unit IV: Oct. 2004	2 x 300	60%	360	Coal
			Unit II: Nov. 2004
Qinbei	Phase I	Henan	Unit I: Dec. 2004	2 x 600	60%	720	Coal
			Unit II: Dec. 2004
	Phase II		Unit III: Nov. 2007	2 x 600	60%	720	Coal
			Unit IV: Nov. 2007
Jinggangshan		Jiangxi	Unit I: Dec. 2000	2 x 300	100%	600	Coal
			Unit II: Aug. 2001
Yueyang	Phase I	Hunan	Unit I: Aug. 1991	2 x 362.5	55%	398.75	Coal
			Unit II: Sep. 1991
	Phase II		Unit III: Mar. 2006	2 x 300	55%	330	Coal
			Unite IV: May 2006
Luohuang	Phase I	Chongqing	Unit I: Sep. 1991	2 x 360	60%	432	Coal
			Unit II: Feb. 1992
	Phase II		Unit III: Dec. 1998	2 x 360	60%	432	Coal
			Unit IV: Dec. 1998
	Phase III		Unit V: Dec. 2006	2 x 600	60%	720	Coal
			Unit VI: Jan. 2007
Pingliang		Gansu	Unit I: Sep. 2000	4 x 300	65%	780	Coal
			Unit II: Jun. 2001
			Unit III: Jun. 2003
			Unit IV: Nov. 2003
Jinling	Phase I	Jiangsu	Unit I: Dec. 2006	2 x 390	60%	468	Gas
			Unit II: Mar. 2007
Notes:

(1)	The installed capacity of Unit IV of Dezhou was expanded to 320 MW in January 2009.

(2)	The Unit I and Unit II of Weihai were shut down in November and December 2008 respectively. The installed capacities of Unit III and Unit IV of Weihai were expanded to 320 MW in January 2009.

(3)	The Company acquired 10% equity of the phase I of Huaiyin at the end of 2008 and the attributable capacity was expanded to 220 MW.

(4)	The installed capacities of Unit I, Unit II, Unit III and Unit IV of Taicang were expanded to 320MW, 320 MW, 630 MW and 630 MW respectively in April 2008.

The following table presents the availability factors and the capacity factors of our coal-fired operating power plants in China for the years ended December 31, 2006, 2007, and 2008.

	Availability factor (%)			Capacity factor (%)
	2006	2007	2008	2006	2007	2008
Dalian	93.96	97.31	92.86	81.76	83.39	74.01
Dandong	93.93	96.39	90.35	80.66	80.58	68.45
Yingkou	92.04	95.97	91.19	87.22	73.07	66.42
Fuzhou	98.37	93.80	91.53	68.02	66.34	66.11
Shang’an	91.76	92.42	94.05	69.38	63.36	53.18
Nantong	94.32	92.93	92.45	62.28	67.58	67.53
Nanjing	93.76	92.61	85.57	61.56	65.25	61.70
Taicang	93.22	93.35	89.60	63.94	68.60	65.71
Huaiyin	94.16	93.87	91.89	60.27	55.38	54.84
Shidongkou I	92.22	89.06	89.70	70.15	64.35	60.79
Shidongkou II	97.21	90.58	89.86	70.45	75.70	71.47
Shantou	92.51	88.74	88.13	80.35	70.38	66.60
Dezhou	92.22	92.21	90.62	62.48	56.95	60.24
Jining	94.37	96.08	89.15	65.61	59.48	68.61
Weihai	95.18	96.51	93.58	59.50	54.73	60.96
Xindian	96.21	85.62	92.42	60.93	52.03	45.98
Changxing	95.33	91.18	89.68	78.25	70.37	66.38
Yushe	93.16	94.48	88.04	79.45	81.22	70.45
Qinbei	90.59	96.72	97.51	66.84	64.96	49.87
Jinggangshan	92.74	91.67	92.12	68.09	67.10	60.76
Yueyang	95.14	93.24	86.64	60.39	58.14	51.69
Luohuang	90.88	91.30	89.28	69.93	49.62	49.62
Pingliang	93.08	94.97	92.41	75.48	77.15	68.31
Yuhuan	-	94.23	90.32	-	60.05	55.33
Rizhao II	--	-	8.41	-	-	69.14

The details of our operating power plants and construction projects as of March 31, 2009 are described below.

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

In 2008, Dalian Power Plant obtained 46% of its total consumption of coal pursuant to the key contracts and the remainder in the open market.  The weighted average cost of coal for Dalian Power Plant in 2008 was RMB644.20 (2007: RMB421.45) per ton.

Dalian Power Plant sells its electricity through the Liaoning Electric Power Co., Ltd. and the Northeastern Power Grid.  Electricity generated by Dalian Power Plant is delivered to the Liaoning Provincial Power Grid.

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

In 2008, Dandong Power Plant obtained 67% of its total consumption of coal pursuant to the key contracts and the remainder in the open market.  The weighted average cost of coal for Dandong Power Plant in 2008 was RMB567.64 (2007: RMB379.21) per ton.

Dandong Power Plant sells its electricity through the Lianning Electric Power Co., Ltd and the Northeastern Power Grid. Electricity generated by Dandong Power Plant is delivered to the Liaoning Provincial Power Grid.

Huaneng Yingkou Power Plant ("Yingkou Power Plant") is located in Yingkou City in Liaoning Province.  Yingkou Power Plant Phase I has an installed capacity of 640 MW and consists of two 320 MW supercritical coal-fired generating units which commenced commercial operations in January and December 1996, respectively. Yingkou Power Plant Phase II has an installed capacity of 1,200MW and consists of two 600 MW coal-fired generating units which commenced operations in August and October 2007, resepectively.

The coal supply for Yingkou Power Plant is mainly obtained from Shanxi Province.  In 2008, Yingkou Power Plant obtained 44% of its total consumption of coal pursuant to the key contracts and the remainder in the open market.  The weighted average cost of coal for Yingkou Power Plant in 2008 was RMB534.56 (2007: RMB385.60) per ton. Yingkou Power Plant typically stores 400,000 tons of coal on site.

Yingkou Power Plant sells its electricity through Liaoning Electric Power Co., Ltd. and the Northeastern Power Grid.  Electricity generated by Yingkou Power Plant is delivered to the Liaoning Provincial Power Grid.

Construction Project in Liaoning Province

Huaneng Yingkou Cogeneration Power Plant (“Yingkou Cogeneration Power Plant”) is planned to consist of two 330 MW generating units with a total installed capacity of 660 MW. We own 100% of the equity interests in this project.

Power Plants in Fujian Province

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

In 2008, the Fuzhou Power Plant obtained 53% of its total consumption of coal pursuant to the key contracts and the remainder was obtained in the open market.  The weighted average cost of coal for Fuzhou Power Plant in 2008 was RMB724.65 (2007: RMB437.03) per ton.

Fuzhou Power Plant sells its electricity through the Fujian Electricity Power Company Ltd. Electricity generated by Fuzhou Power Plant is delivered to the Fujian Provincial Power Grid.

Power Plants in Hebei Province

Huaneng Shang’an Power Plant ("Shang’an Power Plant") is located on the outskirts of Shijiazhuang.  Shang’an Power Plant has been developed in three separate expansion phases.  The Shang’an Power Plant Phase I has an installed capacity of 700 MW and consists of two 350 MW coal-fired generating units which commenced commercial operations in 1990. Shang’an Power Plant Phase II shares with the Shang’an Power Plant Phase I certain facilities, such as coal storage facilities and effluence pipes, which have been built to accommodate the requirements of plant expansions.  The Shang’an Power Plant Phase II utilizes two 300 MW coal-fired generating units, which commenced commercial operation in 1997.  The Shang’an Power Plant Phase III has an installed capacity of 1200 MW and consists of two 600 MW supercritical coal-fired generating units which commenced commercial operations in July and August 2008, respectively. Unit 5 of Shang’an Power Plant is the first 600MW supercritical air-cooling unit which commenced operation in the PRC.
The coal supply for Shang’an Power Plant is obtained from numerous coal producers in Central Shanxi Province, which is approximately 64 kilometers from Shang’an Power Plant.  The coal is transported by rail from the mines to the Shang’an Power Plant.  We own and maintain the coal unloading facilities which are capable of unloading 10,000 tons of coal per day.  Shang’an Power Plant typically stores 300,000 tons of coal on site.

In 2008, Shang’an Power Plant obtained 41% of its total consumption of coal pursuant to the key contracts and the remainder was obtained in the open market.  The weighted average cost of coal for Shang’an Power Plant in 2008 was RMB464.05 (2007: RMB312.26) per ton.

Shang’an Power Plant sells its electricity through the Hebei Electric Power Corporation.  Electricity generated by Shang’an Power Plant is delivered to the Hebei Provincial Power Grid.

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

In 2008, Nantong Power Plant obtained 49% of its total consumption of coal pursuant to the key contracts and the remainder was obtained in the open market.  The weighted average cost of coal for Nantong Power Plant in 2008 was RMB589.59 (2007: RMB425.59) per ton.

Nantong Power Plant sells its electricity through the Jiangsu Electric Power Company.  Electricity generated by Nantong Power Plant is delivered to the Jiangsu Provincial Power Grid.

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

In 2008, Nanjing Power Plant obtained approximately 23% of its total consumption of coal pursuant to the key contracts and the remainder was obtained in the open market.  The weighted average cost of coal for Nanjing Power Plant in 2008 was RMB623.60 (2007: RMB427.13) per ton.

Nanjing Power Plant sells its electricity through the Jiangsu Electric Power Company. Electricity generated by Nanjing Power Plant is delivered to the Jiangsu Provincial Power Grid.

Huaneng Taicang Power Plant ("Taicang Power Plant") is located in the vicinity of Suzhou, Wuxi and Changzhou, which is the most affluent area in Jiangsu Province. Taicang Power Plant is an ancillary facility of the China-Singapore Suzhou Industrial Park.  Taicang Power Plant Phase I consists of two 300 MW coal-fired generating units, which commenced operation in December 1999 and April 2000 respectively. Taicang Phase II Expansion consists of two 600 MW coal-fired generating units, which commenced operation in January and February 2006, respectively. In April 2008, the installed capacities of the four units of Taicang Power Plant were upgraded to 320 MW, 320 MW, 630 MW and 630 MW, respectively, which increased the total installed capacity of Taicang Power Plant to 1,900 MW.

The coal supply for Taicang Power Plant is primarily from Shenhua in Inner Mongolia and Datong in Shanxi Province. In 2008, Taicang Power Plant obtained approximately 41% of its total consumption of coal pursuant to the key contracts and the remainder was obtained in the open market.  The weighted average cost of coal for Taicang Power Plant in 2008 was RMB623.15 (2007: RMB435.53) per ton. Taicang Power Plant typically stores 350,000 tons of coal on site.

Taicang Power Plant sells its electricity through the Jiangsu Electric Power Company.  Electricity generated by Taicang Power Plant is delivered to the Jiangsu Provincial Power Grid.

Huaneng Huaiyin Power Plant ("Huaiyin Power Plant") is located in the Centre of the Northern Jiangsu Power Grid.  The plant's two 220 MW coal-fired generating units commenced operation in November 1993 and August 1994, respectively.  In order to reduce energy consumption and increase capacity, one generating unit of Huaiyin Power Plant was upgraded in October 2001, which increased the maximum generating capacity of that unit to 220 MW.  In 2002, upgrading of the second generating unit was completed, and the actual generating capacity of Huaiyin Power Plant is 440 MW. In December 2007, Unit I of Huaiyin Power Plant was shut down. The other two 330 MW coal-fired generating units of Huaiyin Power Plant Phase II Expansion have commenced commercial operations in January and March 2005, respectively. Huaiyin Power Plant Phase III consists of two 330 MW coal-fired generating units, and was put into operations in May and September 2006, respectively. In December 2008, we acquired an additional 10% equity interest in Huaiyin Power Plant Phase I and increased our interest to 100%.  We hold 63.64% equity interest in Phase II and Phase III of Huaiyin Power Plant.  As of December 31, 2008, the installed capacity of Huaiyin Power Plant attributable to us was 1,060 MW.

In 2008, Huaiyin Power Plant obtained approximately 35% of its total consumption of coal pursuant to the key contracts and the remainder was obtained in the open market.  The weighted average cost of coal for Huaiyin Power Plant in 2008 was RMB668.84 (2007: RMB436.08) per ton.

The coal supply for the Huaiyin Power Plant is primarily from Anhui Province, Henan Province and Shanxi Province. Huaiyin Power Plant typically stores 180,000 tons of coal on site.

Huaiyin Power Plant sells its electricity to Jiangsu Electric Power Company. Electricity generated by Huaiyin Power Plant is delivered to the Jiangsu Provincial Power Grid.

Huaneng Nanjing Jinling Power Plant (“Jinling Power Plant”) is located in Nanjing, Jiangsu, which has an installed capacity of 780 MW. Jingling Power Plant consists of twp 390 MW gas-fired generating units, which commenced operation in December 2006 and March 2007, respectively. The gas supply for Jingling Power Plant is transported through the pipeline of “West-East Gas Transport Project”.

Construction Project in Jiangsu Province

Huaneng Jinling Power Plant Phase II (“Jinling Power Plant Phase II”) is planned to consist of one 1,030 MW domestic ultra-supercritical coal fired generating unit. We own 100% of the equity interests in this project.

Power Plants in Shanghai Municipality

Huaneng Shanghai Shidongkou First Power Plant ("Shidongkou I") is located in the northern region of the Shanghai Power Grid.  The plant comprises two 325 MW, one 300 MW and one 320 MW coal-fired generating units, which commenced operation in February and December 1988, September 1989 and May 1990 respectively, and has a total installed capacity of 1,270 MW.  The installed capacities of Unit II and Unit III were expanded from 300 MW to 325 MW in September 2007 and January 2008, respectively.

The coal supply for Shidongkou I is primarily from Shanxi Province, Anhui Province and Henan Province. In 2008, Shidongkou I obtained approximately 22% of its total consumption of coal pursuant to the key contracts and the remainder was obtained in the open market.  The weighted average cost of coal for

Shidongkou I in 2008 was RMB763.85 (2007: RMB435.89) per ton. Shidongkou I Power Plant typically stores 150,000 tons of coal on site.

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

In 2008, Shidongkou II obtained 67% of its total consumption of coal pursuant to the key contracts and the remainder was obtained in the open market.  The weighted average cost of coal for Shidongkou II in 2008 was RMB573.63 (2007: RMB423.41) per ton.

Shidongkou II sells its electricity through Shanghai Municipal Electric Power Company. Electricity generated by Shidongkou II is delivered to the Shanghai Municipal Power Grid.

Huaneng Shanghai Combined Cycle Gas Turbine Power Plant (“Shanghai CCGT”) is located in Baoshan District of Shanghai Municipality. Shanghai CCGT consists of three 390 MW gas-fired combined-cycle generating units with a total installed capacity of 1,170 MW, which were put into operation in May, June and July 2006, respectively.

The gas supply for Shanghai CCGT is transported through the pipeline of “West-East Gas Transport Project”. Shanghai CCGT generates electricity during the peak load periods and sells its electricity through Shanghai Municipal Electric Power Company.

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

In 2008, the Shantou Power Plant obtained 49% of its total consumption of coal pursuant to the key contracts and the remainder was purchased in the open market.  The weighted average costs of coal for Shantou Power Plant in 2008 was RMB637.95 (2007: RMB461.55) per ton.

 Shantou Power Plant sells its electricity through the Guangdong Power Grid. Electricity generated by Shantou Power Plant is delivered to the Guangdong Power Grid.

Construction Project in Guangdong Province

Huaneng Haimen Power Plant ("Haimen Power Plant Phase I") is planned to consist of two 1,036 MW generating units with a total installed capacity of 2,072 MW. We own 100% of the equity interests in this project.

Power Plants in Shandong Province

Huaneng Dezhou Power Plant ("Dezhou Power Plant") is located in Dezhou City, near the border between Shandong and Hebei Provinces, close to an industrial zone that is an important user of electric power for industrial and commercial purposes.

Dezhou Power Plant comprises of three phases, with Phases I consisting of one 320MW and one 330MW coal-fired generating units, phase II consisting of two 300 MW coal-fired generating units, and Phase III consisting of two 700 MW coal-fired generating units. The installed capacity of Unit IV was upgraded from 300 MW to 320 MW in Janaury 2009.

Dezhou Power Plant is approximately 200 km from Taiyuan, Shanxi Province, the source of the plant's coal supply.  The plant is located on the Taiyuan-Shijiazhuang-Dezhou rail line, giving it access to transportation facilities for coal. In 2008, Dezhou Power Plant obtained approximately 78% of its total consumption of coal pursuant to the key contracts and the remainder was obtained in the open market. The weighted average cost of coal for Dezhou Power Plant in 2008 was RMB399.02 (2007: RMB309.34) per ton. The plant is connected to the main trunk rail line at Dezhou by a dedicated 3.5 km spur line owned by us. Dezhou Power Plant typically stores 400,000 tons of coal on site.

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

Jining Power Plant facilities have undergone replacement, renovation and construction as necessary.  Jining Power Plant has higher rates of auxiliary power and coal consumption than many larger and newer plants.  In 2006, Units I and II of Jining Power Plant with a total capacity of 100 MW were put out of operation. In 2007 Unit III of Jining Power Plant with the capacity of 115 MW was put out of operation. As a result, Jining Power Plant currently comprises three coal-fired generating units, with an aggregate installed capacity of 380 MW. Jining Power Plant typically stores 100,000 tons of coal on site.

In 2008, Jining Power Plant obtained approximately 82% of its total consumption of coal pursuant to the key contracts and the remainder was obtained in the open market.  The weighted average cost of coal for Jining Power Plant in 2008 was RMB482.39 (2007: RMB377.64) per ton.

Jining Power Plant sells its electricity through the Shandong Electric Power Corporation. Electricity generated by Jining Power Plant is delivered to Shandong Provincial Power Grid.

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

Weihai Power Plant Phase I consists of two 125 MW generating units (Units I and II), and Phase II consists of two 320 MW generating units (Units III and IV).  Unit I began commercial operation in May 1994 and was put out of operation in December 2008, and Unit II began commercial operation in January 1995 and was put out of operation in November 2008. Unit III and Unit IV commenced commercial operation in March and November 1998, respectively. Each of the Units III and IV was upgraded from 300 MW to 320 MW in January 2009.

In 2008, Weihai Power Plant obtained approximately 50% of its total consumption of coal pursuant to the key contracts and the remainder was obtained in the open market. The weighted average cost of coal for Weihai Power Plant in 2008 was RMB651.39 (2007: RMB407.64) per ton.  The coal supply for Weihai Power Plant is obtained from Shanxi Province and Inner Mongolia. Weihai Power Plant typically stores 160,000 tons of coal on site.

Weihai Power Plant sells its electricity through Shandong Electric Power Corporation. Electricity generated by Weihai Power Plant is delivered to Shandong Provincial Power Grid.

Huaneng Xindian Power Plant ("Xindian Power Plant") is located in Zibo City of Shandong Province. Xindian Power Plant currently has an installed capacity of 450 MW and consists of two 225 MW coal-fired generating units which commenced commercial operations in December 2001 and January 2002, respectively.

Xindian Power Plant Phase III Expansion consists of two 300 MW generating units with a total installed capacity of 600 MW, which were put into operation in September and November 2006, respectively.

The coal supply for Xindian Power Plant is obtained from several coal producers located mostly in Shanxi Province. In 2008, Xindian Power Plant obtained 49% of its total consumption of coal pursuant to the key contracts and the remainder in the open market. The weighted average cost of coal for Xindian Power Plant in 2008 was RMB537.93 (2007: RMB378.45) per ton. Xindian Power Plant typically stores 250,000 tons of coal on site.

Xindian Power Plant sells its electricity through the Shandong Electric Power Corporation.  Electricity generated by Xindian Power Plant is delivered to the Shandong Provincial Power Grid.

Huaneng Rizhao Power Plant (“Rizhao Power Plant”) is located in Rizhao City of Shandong Province. Rizhao Power Plant currently has an aggregate installed capacity of 2,060 MW. As of December 31, 2008, the installed capacity of Rizhao Power Plant attributable to us was 1,668 MW.  Rizhao Power Plant Phase I has an installed capacity of 700 MW and consists of two 350 MW coal-fired generating units which commenced commercial operations both in April, 2000. We acquired an additional 10% equity interests in Phase I of Rizhao Power Plant in July 2008 and increased our interest to 44%.

We hold 100% equity interest in Phase II of Rizhao Power Plant, which commenced commercial operation in December 2008 and consists of two 680 MW supercritical coal-fired generating units.The coal supply for Phase II of Rizhao Power Plant is obtained from Shanxi Province. In 2008, Phase II of Rizhao Power Plant obtained all of its total consumption of coal in the open market, since it only commenced commercial operations in December 2008.

Rizhao Power Plant sells its electricity through the Shandong Electric Power Corporation. Electricity generated by Rizhao Power Plant is delivered to the Shandong Provincial Power Grid.

Power Plants in Zhejiang Province

Huaneng Changxing Power Plant ("Changxing Power Plant") is located at the intersection of Zhejiang Province, Jiangsu Province and Anhui Province. Changxing Power Plant is a key power plant in northern Zhejiang area.  It has one 125 MW and one 135 MW coal-fired generating units which commence operation in January and August 1992, respectively.

The coal supply for Changxing Power Plant is primarily from Jungar in Inner Mongolia and Xuzhou in Jiangsu Province.  In 2008, Changxing Power Plant obtained approximately 59% of its total consumption of coal pursuant to the key contracts and the remainder was obtained in the open market.  The weighted average cost of coal for Changxing Power Plant in 2008 was RMB561.21 (2007: RMB420.17) per ton. Changxing Power Plant typically stores 80,000 tons of coal on site.

Changxing Power Plant sells its electricity to Zhejiang Provincial Electric Power Company. Electricity generated by Changxing Power Plant is delivered to Zhejiang Provincial Power Grid.

Huaneng Yuhuan Power Plant (“Yuhuan Power Plant”) is located in Taizhou of Zhejiang Province. Yuhuan Power Plant Phase I consists of two 1,000 MW ultra-supercritical coal-fired generating units with a total installed capacity of 2,000 MW. Unit I and Unit II were put into operations in November 2006 and December 2006, respectively.  Yuhuan Power Plant Phase II consists of two 1,000 MW ultra-supercritical coal-fired generating units with a total installed capacity of 2,000 MW, which commenced operations in November 2007.

The coal supply for Yuhuan Power Plant is primarily obtained from Shanxi Province and Inner Mongolia Autonomous Region. In 2008, Yuhuan Power Plant obtained approximately 51% of its total consumption of coal pursuant to the key contracts and the remainder was obtained in the open market. The weighted average cost of coal for Yuhuan Power Plant in 2008 was RMB646.91 (2007: RMB438.42) per ton. Yuhuan Power Plant typically stores 500,000 tons of coal on site.

Yuhuan Power Plant sells its electricity to Zhejiang Provincial Electric Power Company. Electricity generated by Yuhuan Power Plant is delivered to Zhejiang Provincial Power Grid.

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

Two 300 MW coal-fired generating units of Yushe Power Plant Phase II commenced commercial operations in November and December 2004, respectively.

The coal supply for Yushe Power Plant is obtained from several coal producers located mostly in Shanxi Province. In 2008, Yushe Power Plant obtained approximately 100% of its total consumption of coal from the key contracts. The weighted average cost of coal for Yushe Power Plant in 2008 was RMB410.11 (2007: RMB257.98) per ton. Yushe Power Plant typically stores 500,000 tons of coal on site.

Yushe Power Plant sells its electricity through the Shanxi Electric Power Corporation. Electricity generated by Yushe Power Plant is delivered to the Shanxi Provincial Power Grid.

Power Plant in Henan Province

Huaneng Qinbei Power Plant (“Qinbei Power Plant”) is located in Jiyuan City of Henan Province.  Its installed capacity is 2,400 MW which consists of four 600 MW supercritical coal-fired generating units. Two units commenced commercial operations in November and December 2004, and the other two units commenced commercial operation in November 2007.

The coal supply for Qinbei Power Plant is obtained from Shanxi Province.  In 2008, Qinbei Power Plant obtained 47% of its total consumption of coal pursuant to the key contracts and the remainder was obtained in the open market. The weighted average cost of coal for Qinbei Power Plant in 2008 was RMB522.81 (2007: RMB358.69) per ton. Qinbei Power Plant typically stores 270,000 tons of coal on site.

Qinbei Power Plant sells its electricity through the Henan Electric Power Corporation. Electricity generated by Qinbei Power Plant is delivered to the Henan Provincial Power Grid.

Power Plants in Jiangxi Province

Huaneng Jinggangshan Power Plant ("Jinggangshan Power Plant")  is located in Ji’an City of Jiangxi Province, has an installed capacity of 600 MW and consists of two 300 MW coal-fired generating units which commenced commercial operation in December 2000 and August 2001 respectively.

The coal supply for Jinggangshan Power Plant is obtained from Henan Province, Anhui Province and Jiangxi Province. In 2008, Jinggangshan Power Plant obtained 61% of its total coal consumption pursuant to the key contracts and the remainder in the open market. The weighted average cost of coal for Jinggangshan Power Plant in 2008 was RMB514.14 (2007: RMB403.71) per ton. Jinggangshan Power Plant typically stores 255,000 tons of coal on site.

Jinggangshan Power Plant sells its electricity through the Jiangxi Electric Power Corporation. Electricity generated by Jinggangshan Power Plant is delivered to the Jiangxi Provincial Power Grid.

Construction Project in Jiangxi Province

Huaneng Jinggangshan Power Plant Phase II (“Jinggangshan Power Plant Phase II”) is planned to consist of one 660 MW ultra-supercritical generating unit. We own 100% equity interests in this project.

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

The coal supply for Yueyang Power Plant is obtained from Datong in Shanxi Province. In 2008, Yueyang Power Plant obtained 69% of its total consumption of coal pursuant to the key contracts and the remainder in the open market. The weighted average cost of coal for Yueyang Power Plant in 2008 was RMB531.71 (2007: RMB396.05) per ton. Yueyang Power Plant typically stores 500,000 tons of coal on site.

Yueyang Power Plant sells its electricity through the Hunan Electric Power Corporation. Electricity generated by Yueyang Power Plant is delivered to the Hunan Provincial Power Grid.

Construction Project in Hunan Province

Huaneng Yongzhou Xiangqi Hydropower Station (“Yongzhou Xiangqi Hydropower Station”) is planned to consists of four 20 MW hydraulic generating units with a total installed capacity of 80 MW. We own 100% equity interest in this project.

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

The coal supply for Luohuang Power Plant is obtained from Chongqing Municipality. In 2008, Luohuang Power Plant obtained 56% of its coal supplies from the key contracts and the remainder from the open market. The weighted average cost of coal for Luohuang Power Plant in 2008 was RMB368.94 (2007: RMB261.03) per ton. Luohuang Power Plant typically stores 450,000 tons of coal on site.

Luohuang Power Plant sells its electricity through the Chongqing Municipal Power Corporation. Electricity generated by Luohuang Power Plant is delivered to the Chongqing Municipal Power Grid.

Power Plants in Gansu Province

Huaneng Pingliang Power Plant ("Pingliang Power Plant") is located in Pingliang City of Gansu Province.  It has an installed capacity of 1,200 MW and consists of four 300 MW coal-fired generating units which commenced commercial operation in 2000, 2001 and June and November 2003 respectively.

The coal supply for Pingliang Power Plant is obtained from local coal mines. In 2008, Pingliang Power Plant obtained all of its coal supplies from the key contracts. The weighted average cost of coal for Pingliang Power Plant in 2008 was RMB219.74 (2007: RMB158.00) per ton. Pingliang Power Plant typically stores 230,000 tons of coal on site.

Pingliang Power Plant sells its electricity through the Gansu Electric Power Corporation. Electricity generated by Pingliang Power Plant is delivered to the Gansu Provincial Power Grid.

Construction Project in Inner Mongolia Autonomous Region

Huaneng Huade Wind Power Plant (“Huade Wind Power Plant”) is planned to have a total generating capacity of 50 MW. We own 99% equity interest in this project.

Power Plant in Singapore

Tuas Power is one of the three largest power generating companies in Singapore, which is located at 60 Tuas South Avenue 9 of west coast of Singapore. Its total installed generating capacity is 2,670 MW, representing approximately 26% of the aggregate installed generating capacity of Singapore as of December 31, 2008. In 2008, power generated by Tuas Power was 9.841 billion kW, which amounted to 24.27% of the total power generated in Singapore in 2008. Phase I consists of two 600 MW oil-fired steam generating units and commenced commercial operation in 1999. Phase II consists of four units of 367.5 MW Combined Cycle Plants utilizing natural gas. The four units of Phase II commenced commercial operation in 2001, 2002, 2005 and 2005, respectively

The oil supply of Tuas Power is obtained through auction in the open market. The gas supply is obtained from Gas Supply Pte Ltd and Sembcorp Industries.

Competition and dispatch

All power plants in China are subject to dispatch conducted by various dispatch centres.  A dispatch centre is required to dispatch electricity pursuant to the Regulations on the Administration of Electric Power Dispatch Networks and Grids, issued by the State Council with effect from November 1, 1993, and in accordance with its agreements with power plants subject to its dispatch.  Power generating companies are also required to enter into on-grid dispatch agreements with power grid companies.  As a result, there is competition for favorable dispatch treatment in the PRC electric power industry, especially during the off-peak load periods.  More efficient power plants usually operate at higher output than less efficient power plants.  We believe that in order to increase system stability, large and efficient power plants such as ours will be preferred as base load plants to generate power for the grids to which they connect.  We believe that our dispatch arrangements with the local power corporations and dispatch centres, superior quality equipment, lower coal consumption rate, higher efficiency of plant operation, lower emission levels and larger capacity represent competitive advantages in the markets in which we operate.

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

In addition to competing with other foreign-invested power generating companies for favorable dispatch arrangements, since 2002, we have also been facing competition from four other major power generating groups: China Power Investment Corporation, China Huadian Power Corporation, China Guodian Power Corporation and China Datang Power Corporation, which were created following the break-up of the former State Electric Corporation in 2002.  Although we were not affected by this reform measure as we have developed good working relationship with the dispatch centres and the relevant government departments in the areas where our power plants are located, there can be no assurance that such good working relationship will not be adversely affected as more power generating companies compete for favorable dispatch treatment.

As power generating companies were separated from power grid companies and more competitors entered into the market, the SERC issued the Interim Measures Regarding Promotion of Openness, Fairness and Equitableness of Power Dispatch, requiring power dispatch centers to treat all competitors indiscriminately in respect of dispatch administration and information disclosure except in cases where safe and stable operation of the electric power system requiring different treatment.

In 2008, with the purpose of improving energy usage efficiency, the government implemented an electricity optimized-dispatch policy in Henan Province, Sichuan Province, Jiangsu Province, Guangdong Province and Guizhou Province on a pilot basis, and plans to roll out to others if the trial operation is successful. In addition, in 13 provinces (municipality) of the 14 provinces (municipality) in which we operate power plants, the government’s power administrative departments take different electricity plan policies to improve the planned useful hours of the environmental protection and energy convention units.

Competition and Dispatch in Singapore

The Singapore power market is highly concentrated, as the three largest power generating companies account for approximately 90% of total generating capacity. Tuas Power competes in the NEMS using its portfolio of gas fired and oil fired generating units. It was able to maintain its market share of approximately 26% in the NEMS for 2008. Its major competitors include Senoko Power which is owned by a Japanese/French consortium led by Marubeni Group, PowerSeraya which is owned by YTL Group of Malaysia, SembCorp Cogen and Keppel Merlimau Cogen. Tuas Power’s generating units are relatively new with a track record of steady operation and high reliability. The technical and economic parameters of Tuas Power's units make Tuas Power one of the leaders in Singapore’s power industry.

In the NEMS, power generating companies compete to generate and sell electricity every half-hour by offering their capacity (specifying price/quantity pairs). The EMC, the operator of Singapore’s wholesale electricity market, determines the least-cost dispatch quantities and the corresponding market-clearing or spot prices based on the offers made by power generating companies. The spot prices in the NEMS reflect the least-cost market solution for the dispatch of energy and provision of operating reserves. In general, this means that each power generating company that submitted an offer below the spot price will be dispatched, and a power generating company that submitted an offer above the spot price will not be dispatched. The spot price that power generating companys receive is a nodal price, which may vary according to their location on the network. Nodal prices would be higher in areas where higher transmission losses are incurred in getting the electricity to the load facilities.

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

At present, new projects are subject to the environmental evaluation approval. The project proposal is required to be submitted to the State Environmental Protection Administration (“SEPA”) for approval.

Effective July 1, 2003, all power plants in China became subject to the pollutant discharge levy system, pursuant to which discharge fees are levied based on the actual amount of pollutants discharged. As a result, all of our power plants are now required to pay discharge fees in such manner. Under this new regulation, the discharge fees for sulphur dioxide were increased from RMB0.63 per kilogram in 2006 to RMB1.26 per kilogram in 2009. Discharge fees for nitrous oxide were increased to RMB0.63 per kilogram on July 1, 2004. The discharge fees for the dust have been RMB0.28 per kilogram since July 1, 2003. The discharge fees for waste water were increased gradually. In 2008, certain provinces have raised the rates of waste disposal fees. In 2009, the rates of waste disposal fee will be raised in all provinces. In 2006, 2007 and 2008, we paid to the local governments total discharge fees of approximately RMB432 million, RMB507 million and RMB537 million, respectively.

According to the New Emission Standards, promulgated by SEPA and State Technology Supervision Administration with effect from January 1, 2004, more restrictive standards to control sulfur dioxide and nitrous oxide emissions are applicable to all thermal power plant projects for which environmental impact study reports are yet to be approved.  These restrictive standards govern both the total sulfur dioxide emissions from the power plant and the emission density of each chimney. The emission of sulfur dioxide by newly constructed coal-fired power plants is required to be no more than 400mg per standard cubic meter. Due to shortage of low-sulfur content coal, we generally install flue gas desulphurization (“FGD”) equipment with all of our newly constructed generating units.

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

All the newly built generating units have been installed with flue-gas desulphurization facilities and at the same time we reinforced management of desulphurization transformation of existing generating units, thereby enabling us to maintain a leadership position in the industry in terms of energy saving and environmental protection. As of the end of 2008, our generating units installed with desulphurization facilities represented 86.2% of our coal-fired generating units and smoothly passed the first annual desulphurization inspection of the State Ministry of Environmental Protection. We will ensure all the coal-fired generating units will have completed desulphurization transformation by the end of 2009 and that all the generating units will attain the standards for environmental protection type generating units.

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

Environmental Regulation in Singapore

Tuas Power’s generation operations are mainly subjected mainly to Singapore’s Environmental Protection and Management Act and Environmental Public Health Act. The former sets out requirements pertaining to control of pollution and management of hazardous substance while the latter focuses mainly on proper waste management.

To address the environmental concerns and regulatory requirements, Tuas Power has in place an environmental management system.  All generation sets are fitted with pollution control equipment and technology. Stage I steam plants burns low sulfur content fuel oil and employs electro-precipitator to control sulfur dioxide and particulates emission respectively. Stage II combined-cycle plants burns natural gas and are fitted with low-nitrogen oxide burners to control nitrogen oxide emission. Source emission testing is performed annually and the results are submitted to the Pollution Control Department.

Tuas Power has dedicated wastewater treatment plant to treat its oily wastewater and process wastewater prior to discharge into the sea. The treatment processes are automated to prevent accidental adverse discharge and critical parameters are monitored on a real-time basis. Trade effluent testing is performed annually and the results are shared with the Pollution Control Department.

Land contamination is prevented through well-designed storage and containment procedures. Specific areas for storage of waste and hazardous substances are designated within the power plant.

Waste generated in Tuas Power plants is identified and managed accordingly. Waste with residual value, such as waste oil, is resold to licensed collectors for reuse while other waste is disposed through licensed disposal contractors.

Hazardous substances which have potential to cause environmental pollution are controlled within the power plant compound. Operators who handle these chemicals are competent and the storage concept of these substances is designed to prevent and mitigate the impact of any abnormal release. Regular audits are conducted to ensure these hazardous substances are managed properly and the findings and recommendations for improvements are reported to the Pollution Control Department.

Insurance

We currently maintain property all risks insurance and machinery breakdown insurance for all of our power plants, and construction all risks insurance or erection all risks insurance for all of our newly built and expansion projects as well as large-scaled upgrading projects. Our current insurance coverage maintained with PICC Property and Casualty Company Ltd., China Pacific Property Insurance Co., Ltd., Ping An Property and Casualty Insurance Company of China, Ltd. and Yongcheng Property and Casualty Insurance Company on our property, plant and equipment (including construction all risk insurance) is approximately RMB200 billion. In July 2008, we purchased liabilities insurance for our directors and officers with a coverage of US$10 million.

We do not maintain any third party liability insurance to cover claims in respect of bodily injury or property or environment damage arising from accidents on our property or relating to our operation other than the third party additional risk insurance included in construction all risk insurance or erection all risk insurance. We do not usually carry business interruption insurance either, which is not customarily carried by power companies in the PRC. We currently only maintain business interruption insurance for Hanfeng Power Plant acquired in 2004. We believe that our insurance coverage is adequate and is standard for the power industry in China.  Please refer to the section entitled “Risk Factors – Risks relating to the Company and the PRC Power Industry – Operating power plants involves many risks and we may not have sufficient insurance coverage to cover the economic losses if any of our power plant’ s ordinary operation is interrupted.”

Tuas Power purchases key insurance policies at the beginning of each fiscal year. Tuas Power has purchased industrial all risks and business interruption insurance for all of its power plants. The existing insurance coverage is maintained with American Home Assurance Company, First Capital Insurance Ltd, ACE Insurance Ltd and Royal & Sun Alliance Insurance Plc (Singapore Branch). The insured value under this policy is approximately S$2.16 billion with a Business Interruption cover of S$30 million.  The product and public liability policy is currently maintained with Allianz Insurance Company of Singapore Pte Ltd. The policy will indemnify Tuas Power against damages which Tuas Power shall be legally liable to pay arising out of injury and/or damage in connection with its business. The directors and office insurance policy was purchased from Chubb and American Home Assurance. Tuas Power also purchased a three-year environment liability insurance policy from American Home Assurance.

ITEM 4A                 Unresolved Staff Comments

None

ITEM 5                    Operating and Financial Review and Prospects

A.	General

The principal activities of the Company are investment, construction, operation and management of power plants. The Company provides stable and reliable electricity supply to customers through grid operators where the operating plants are located. The Company is committed to scientific development, increasing economic efficiency, enhancing returns for shareholders, conserving resources and protecting the environment.  The Company also attaches importance to social responsibilities and makes active efforts to build a harmonious society.

Since its incorporation, the Company has continued to expand its operating scale, thus increasing its operating revenue.  The Company has also been an industry-wide leader in the level of competence, effectiveness of resources utilization and environmental protection. Currently the Company is one of the largest listed power producers in China.  Its power generation operations are widely located, covering the Northeast China Grid, the Northern China Grid, the Northwest China Grid, the Eastern China Grid, the Central China Grid, the Southern China Grid and Singapore.

The year of 2008 was an extraordinary year and also a relatively difficult year for the production and operations of the Company. The year of 2008 saw the occurrence of freezing rainstorms and snowstorms in China’s southern region, the mega earthquake disaster in Sichuan province, the international financial crisis and the deterioration in global economy.  These events, directly or indirectly, brought unprecedented difficulties and challenges to the Company’s operations, including but not limited to a decrease in power demand, drastic surge of coal prices and industry-wide losses.  In 2008, the Company experienced tight coal supply, persistently high coal prices, decrease in utilization hours, short supply of construction funds and a loss for the year.  Nevertheless, the management and all employees of the Company worked together and made every effort to actively deal with the challenge, and achieved new progress in the areas of safe production, energy saving, environmental protection, project development and capital operation.  As regards to the operations in Singapore, the economy of Singapore has been significantly affected by the international financial crisis, and the utilization hours of the power generating units of Tuas Power were adversely affected to a certain extent in 2008.

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

Depreciation of property, plant and equipment

Depreciation of property, plant and equipment is provided based on book value less estimated residual value over estimated useful life using straight-line method. For those impaired property, plant and equipment, depreciation is provided based on book value after deducting impairment provision over estimated useful life. The estimated useful lives are as follows:

	2008	2007
Port facilities	20-40 years	N/A
Buildings	8-35 years	15-35 years
Electric utility plant in service	5-35 years	7-35 years
Transportation facilities	6-14 years	6-15 years
Others	3-18 years	4-18 years

The adjustment of the useful life from 2007 to 2008 was primarily attributable to the establishment of Huaneng Yingkou Port Limited Liability Company, which has property, plant and equipments with longer useful lives compared with the remaining of the Company and its subsidiaries.

At the end of each year, the Company and its subsidiaries review the estimated useful life, residual value and the depreciation method of the property, plant and equipment for adjustment when necessary.

Management of the Company decides the estimated useful lives of property, plant and equipment and respective depreciation. The accounting estimate is based on the expected wear and tear incurred during power generation. Wear and tear can be significantly different following renovation each time. When the useful lives differ from the original estimated useful lives, management will adjust the estimated useful lives accordingly and account for changes prospectively. It is possible that the estimates made based on existing experience are different to the actual outcomes within the next financial period and could cause a material adjustment to the depreciation and carrying amount of property, plant and equipment.

Impairment of long-lived assets

Goodwill and power generation licence is tested annually for impairment and carried at cost less any accumulated impairment loss. Impairment loss on goodwill is not reversed. Goodwill is allocated to cash-generating units (“CGUs”) according to synergy effect arising from the business combination. The Company and its subsidiaries allocate goodwill to those CGUs or groups of CGUs based on operating regions.

Property, plant and equipment, intangible assets with definite useful lives and long-term equity investments not accounted for as financial assets are tested for impairment when there is any impairment indication.  If impairment test result shows that the recoverable amount of asset is less than its book value, that difference is recognized as impairment provision. Recoverable amount is the higher of fair value less cost to sell of the asset and value in use. Asset impairment is calculated and recognized on individual asset basis. If it is not possible to estimate recoverable amount for the individual assets, the recoverable amount is determined based on the recoverable amount of the CGU to which the asset belongs. CGU is the smallest group of assets that independently generates cash flows.

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

Deferred income tax

Deferred income tax assets and liabilities are recognized based on the differences between tax bases of assets and liabilities and respective book value (temporary differences). For deductible tax losses or tax credit that can be brought forward in accordance with tax law requirements for deduction of taxable income in subsequent years, it is considered as temporary differences and related deferred income tax assets are recognized.  No deferred income tax liability is recognized for temporary difference arising from initial recognition of goodwill.  For those temporary differences arising from initial recognition of an asset or liability in a non-business combination transaction that affects neither accounting profit nor taxable profit (or deductible loss) at the time of the transaction, no deferred income tax asset and liability is recognized.

On the balance sheet date, deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or liability is settled.

The Company and its subsidiaries recognize deferred income tax assets to the extent that it is probable that taxable profit will be available to offset the deductible temporary difference, deductible tax loss and tax credit.  It is reasonably possible, based on existing knowledge, that outcomes that are different from assumptions of future taxable profit could require a material adjustment of deferred income tax assets.

Newly adopted accounting policies

No changes in accounting policies happened during the year ended December 31, 2008 that will have a material impact on the financial statements of the Company.

New accounting pronouncements

For a detailed discussion of new accounting pronouncements, see Note 2(z) to the Financial Statements.

B.	Operating results

Our financial statements are prepared under IFRS.  The following management’s discussion and analysis is based on the financial information prepared under IFRS.

Year ended December 31, 2008 compared with year ended December 31, 2007

	For the Year Ended December 31
	2008	2007	Increased/ (Decreased)
	RMB’000	RMB’000%

Operating revenue	67,563,815	49,767,849	35.76

Sales tax	(106,385)	(139,772)	(23.89)

Operating expenses
Fuel	(49,810,275)	(27,790,310)	79.24
Maintenance	(1,702,274)	(1,534,016)	10.97
Depreciation	(7,718,773)	(7,225,964)	6.82
Labor	(3,164,613)	(2,786,109)	13.59
Service fees on transmission and transformer facilities of HIPDC	-	(140,771)
Purchase of electricity	(2,726,028)	-
Others	(3,591,416)	(2,228,596)	61.15

Total operating expense	(68,713,379)	(41,705,766)	64.76

(Loss)/Profit from operations	(1,255,949)	7,922,311	(115.85)

Financial expenses
Interest income	83,522	53,527	56.04
Interest expense	(4,064,779)	(2,132,122)	90.64
Exchange gain and bank charges , net	356,836	204,134	74.80

Total financial expenses, net	(3,624,421)	(1,874,461)	93.36

Share of profits of associates	72,688	586,323	(87.60)

(Loss)/Gain on fair value changes	(54,658)	87,132	(162.73)

Investment income	51,061	585,379	(91.28)

Other income, net	19,723	12,617	56.32

(Loss)/Profit before income tax expense	(4,791,556)	7,319,301	(165.46)

Income tax benefit/(expense)	239,723	(838,270)	(128.60)

(Loss)/Profit for the year	(4,551,833)	6,481,031	(170.23)

Attributable to:

Equity holders of the Company	(3,937,688)	6,161,127	(163.91)
Minority interests	(614,145)	319,904	(291.98)
	(4,551,833)	6,481,031	(170.23)

The Company completed its acquisition of SinoSing Power Pte. Ltd. (“SinoSing Power”) in the first half of 2008. SinoSing Power and its subsidiary, Tuas Power, are consolidated into the financial statements of the Company.

For the year ended December 31, 2008, the Company’s total domestic power generation on a consolidated basis amounted to 184.628 billion kWh, representing a 6.30% increase from the year ended December 31, 2007. Yingkou Power Plant, Yuhuan Power Plant, Qinbei Power Plant and Shang’an Power Plant

have recorded significant increase in power generation. The increase in the Company’s domestic power generation was mainly attributable to: (i) the commencement and stable operation of a number of new power generating units in 2008, was a key factor for the Company´s power generation growth;(ii) the Company’s enhancement in its marketing efforts, in response to the significant changes of economic environment in 2008, including the formulation of feasible and effective marketing strategies and measures that fully show case the competitive advantages of the power plants of the Company which accelerated the growth of power generation of the Company; and(iii) the Company’s maintenance program has resulted in optimizations the capacity of generating units.

The power generation of the Company’s domestic power plants for the year ended December 31, 2008 was listed below (in billion kWh):

Domestic Power Plant	Power generation in 2008	Power generation in 2007	Change

Dalian	9.102	10.227	-11.00%
Fuzhou	8.129	8.136	-0.09%
Nantong	8.329	8.345	-0.19%
Shang’an	9.299	7.216	28.87%
Shidongkou II	7.534	7.957	-5.32%
Dezhou	14.022	13.22	6.07%
Shidongkou I	6.757	6.99	-3.33%
Shantou Coal-fired	7.020	7.408	-5.24%
Dandong	4.209	4.941	-14.81%
Nanjing	3.469	3.658	-5.17%
Jining	2.290	2.579	-11.21%
Changxing	1.516	1.603	-5.43%
Weihai	4.495	4.075	10.31%
Taicang	10.389	10.817	-3.96%
Huaiyin	7.458	8.539	-12.66%
Yuhuan	19.442	11.772	65.15%
Xindian	4.241	4.785	-11.37%
Yushe	4.951	5.692	-13.02%
Qinbei	10.514	7.12	47.67%
Luohuang	11.506	11.241	2.36%
Shanghai CCGT	0.598	0.533	12.20%
Yueyang	6.016	6.748	-10.85%
Yingkou	10.735	6.207	72.95%
Jinggangshan	3.202	3.527	-9.21%
Pingliang	7.201	8.11	-11.21%
Nanjing Jinling	2.204	2.242	-1.69%

 In respect of the tariff, the Company´s domestic average tariff for the year ended December 31, 2008 was RMB387.34 per MWh, increase of RMB27.63 per MWh from the year ended December 31, 2007. The Company´s overseas average tariff for the year ended December 31, 2008 was RMB984.53 per MWh.

In respect of fuel supply and cost controls, the high coal market price and the upward adjustments on the key coal contracts contributed to the significant increase in fuel cost of the Company. Compared to the last year, the Company’s unit fuel cost per unit of power sold in PRC increased by 46.54% to RMB253.66 per MWh. The Company´s unit fuel cost per unit of power sold outside PRC was RMB799.27 per MWh.

Combining the foregoing factors, the operating revenue of the Company and its subsidiaries for the year ended December 31, 2008 increased 35.76% from last year. For the year ended December 31, 2008, the Company and its subsidiaries recorded a loss attributable to equity holders of the Company of RMB3.938 billion, representing a decrease of 163.91% compared to the profit attributable to equity holders of the Company of RMB6.161 billion for the year ended December 31, 2007. The loss was primarily due to the significant increase in fuel price.

Operating revenue

Operating revenue represents the fair value of the consideration received or receivable for electricity sold (net of VAT or GST and after taking into account amounts received in advance). For the year ended December 31, 2008, the consolidated operating revenue of the Company and its subsidiaries amounted to RMB67.564 billion, representing a 35.76% increase from RMB49.768 billion for the year ended December 31, 2007. The increase in operating revenue was primarily attributable to the new generating units’ commencement of operation and the acquisition. The operation of new generating units contributed RMB7.011 billion to the increase, and SinoSing Power contributed RMB10.36 billion to the increase, of which about RMB3.586 billion were revenue from retail business.

The following table sets forth the average tariff rate of the Company and its subsidiaries, as well as percentage changes from 2007 to 2008.

	Average tariff rate (VAT inclusive) (RMB/MWh)
Power Plant	2007	2008	Change

Dalian	323.27	338.05	4.57%
Fuzhou	369.61	401.22	8.55%
Nantong	339.47	385.53	13.57%
Shang’an	344.47	356.52	3.50%
Shantou Coal-fired	476.26	496.60	4.27%
Dandong	330.38	340.82	3.16%
Shidongkou II	347.93	377.04	8.37%
Nanjing	342.99	375.47	9.47%
Dezhou	360.45	394.08	9.33%
Weihai	403.00	422.78	4.91%
Jining	350.80	378.41	7.87%
Shidongkou I	369.54	377.35	2.11%
Taicang	359.69	401.60	11.65%
Changxing	428.16	450.86	5.30%
Huaiyin Phase II	357.47	396.80	11.00%
Xindian	379.71	371.86	-2.07%
Yushe	288.45	305.07	5.76%
Yingkou	343.37	360.45	4.97%
Jinggangshan	366.94	379.99	3.56%
Luohuang	319.86	344.98	7.85%
Yueyang	372.19	392.58	5.48%
Qinbei	311.86	339.85	8.98%
Pingliang	223.31	238.89	6.98%
Yuhuan	415.05	444.92	7.20%
Taicang II	358.08	396.48	10.72%
Xindian II	356.01	370.99	4.21%
Nanjing Jinling	481.99	528.73	9.70%
Consolidated (Domestic)	359.71	387.34	7.68%

Sales tax

Sales tax mainly consists of taxes associated with value-added tax surcharges. According to relevant administrative regulations, these surcharges include City Construction Tax and Education Surcharges calculated at prescribed percentages on the amounts of the value-added tax paid. These surcharges are not applicable to direct foreign investments that have been approved by the government, thus not payable by certain power plants of the Company. For the year ended December 31, 2008, the sales tax amounted to RMB106 million, representing a 23.89% decrease from the RMB140 million for the year ended December 31, 2007.

Operating expenses

For the year ended December 31, 2008, the total operating expenses of the Company and its subsidiaries was RMB68.713 billion, representing a 64.76% increase from RMB41.706 billion for the year ended December 31, 2007.

The increase was primarily attributable to the increase in fuel prices, the operation of new generating units and the acquisition. The operation of new generating units contributed RMB6.774 billion to the increase, and SinoSing Power contributed RMB9.840 billion. Excluding these two factors, the operating expenses increased by RMB10.393 billion due to the significant increase in coal prices.

Fuel

Fuel cost represents the majority of the operating expense for the Company and its subsidiaries. For the year ended December 31, 2008, fuel cost of the Company and its subsidiaries increased 79.24% to RMB49.81 billion from RMB27.79 billion for the year ended December 31, 2007. The increase was primarily attributable to fuel price rise, operation of new generating units and the acquisition. The operation of new generating units accounted for RMB5.447 billion of the increase, and SinoSing Power contributed RMB5.885 billion.

For the year ended December 31, 2008, the average price (excluding tax) of natural fuel coal was RMB524.53 per ton, representing a 40.34% increase from RMB373.76 for the year ended December 31, 2007. Because of the significant price rise, the Company´s unit fuel cost per unit of power sold in PRC increased 46.54% to RMB253.66 per MWh.

Maintenance

For the year ended December 31, 2008, the maintenance expenses of the Company and its subsidiaries amounted to RMB1.702 billion, representing a 10.97% increase from RMB1.534billion for the year ended December 31, 2007. The increase was primarily due to the operation of new generating units and acquisition, the operation of new generation units contributed a total increase of RMB208 million. SinoSing Power accounted for RMB37 million of the increase. The maintenance expenses of the existing generators have decreased when compared to previous financial year.

Depreciation

For the year ended December 31, 2008, depreciation expenses of the Company and its subsidiaries increased by 6.82% to RMB7.719 billion from RMB7.226 billion for the year ended December 31, 2007. The increase was primarily attributable to the Company´s expansion.

Labor

Labor costs consist of salaries to employees and contributions payable for employees´ housing fund, medical insurance, pension and unemployment insurance, as well as training costs. For the year ended December 31, 2008, the labor costs of the Company and its subsidiaries amounted to RMB3.165 billion, representing a 13.59% increase from RMB2.786 billion for the year ended December 31, 2007. RMB75 million of the increase was attributable to SinoSing Power and, the remaining was mainly attributable to operation of new generating units and the higher mandatory contributions payable for social security purposes.

Other operating expenses (including electricity power purchase costs)

Other operating expenses include environmental protection expenses, land fee, insurance premiums, office expenses, amortization, and SinoSing Power´s electricity power purchase costs. For the year ended December 31, 2008, other operating expenses of the Company and its subsidiaries was RMB6.317 billion, representing an 183.47% increase from RMB2.229 billion for the year ended December 31, 2007. The increase was primarily attributable to the operation of new generating units and the acquisition, the operation of new operating units contributed RMB318 million. SinoSing Power contributed to the operating expenses of approximately RMB3.509 billion, of which RMB2.726 billion was electricity power purchase cost.

Financial expenses

Financial expenses consist of interest income, interest expense, bank charges and net exchange differences.

Interest expense

For the year ended December 31, 2008, the interest expense of the Company and its subsidiaries was RMB4.065 billion, representing a 90.64% increase from RMB2.132 billion for the year ended December 31, 2007. The increase was primarily attributable to the extra financing to pay increased fuel costs; expensing instead of capitalizing interest upon commercial operation of new generating units, which accounted for RMB640 million of the increase; and the financing to acquire SinoSing Power, which accounted for RMB309 million of the increase.

Net exchange differences and bank charges

For the year ended December 31, 2008, the exchange gains less bank charges of the Company and its subsidiaries amounted to RMB357 million, compared to RMB204 million for the year ended December 31, 2007. For the year ended December 31, 2008, the Company and its subsidiaries realized net exchange gains of RMB409 million from foreign loans of domestic operation, representing an increase of RMB177 million from RMB232 million for the year ended December 31, 2007. SinoSing Power also accounted for RMB47 million of the increase.

Share of profit of associates

For the year ended December 31, 2008, the share of profit of associates was RMB73 million, an RMB513 million decrease from RMB586 million for the year ended December 31, 2007. The decrease was primarily due to reduced profit of associates engaged in power generation caused by higher fuel price.

Enterprise Income Tax (“EIT”)

The Company´s domestic operations are subject to the newly adopted PRC tax law which took effect on January 1, 2008. SinoSing Power and Tuas Power are subject to an enterprise income tax rate of 18% in Singapore. For the year ended December 31, 2008, the Company and its subsidiaries recorded an EIT benefit of RMB240 million, representing a 128.60% decrease from an EIT expense of RMB838 million for the year ended December 31, 2007. SinoSing Power contributed an RMB95 million increase in the Company’s EIT expense. The decrease in EIT was mainly due to the significant operating loss qualifying for deferred tax assets recognition for the year ended December 31, 2008.

Loss, Loss attributable to the Company’s equity holders and Minority interests

For the year ended December 31, 2008, the Company and its subsidiaries recorded a loss of RMB4.552 billion, or a decrease of RMB11.033 billion compared to profit of RMB6.481 billion for the year ended December 31, 2007. The loss was largely attributable to increased fuel prices. For the year ended December 31, 2008, the loss attributable to equity holders of the Company was RMB3.938 billion, represented a decrease of RMB10.099 billion compared to profit of RMB6.161 billion for the year ended December 31, 2007. The loss attributable to equity holders of the Company from overseas operations was RMB1.0 million. Combining the foregoing factors, the minority interests decreased to RMB-614 million for the year ended December 31, 2008 from RMB320 million for the year ended December 31, 2007.

Year ended December 31, 2007  compared with year ended December 31, 2006

	For the Year Ended December 31
	2007	2006	Increased/ (Decreased)
	RMB’000	RMB’000%

Operating revenue	49,767,849	44,301,403	12.34

Sales tax	(139,772)	(148,057)	(5.60)

Operating expenses
Fuel	(27,790,310)	(22,608,151)	22.92
Maintenance	(1,534,016)	(1,306,888)	17.38
Depreciation	(7,225,964)	(6,719,158)	7.54
Labor	(2,786,109)	(2,886,767)	(3.49)
Service fees on transmission and transformer facilities of HIPDC	(140,771)	(140,771)	-
Others	(2,228,596)	(1,933,200)	15.28

Total operating expense	(41,705,766)	(35,594,935)	17.17

Profit from operations	7,922,311	8,558,411	(7.43)

Financial expenses
Interest income	53,527	51,910	3.12
Interest expense	(2,132,122)	(1,591,033)	34.01
Exchange gain and bank charges , net	204,134	67,819	201.00

Total financial expenses, net	(1,874,461)	(1,471,304)	27.40

Share of profits of associates	586,323	790,629	(25.84)

Gain on fair value changes	87,132	100,180	(13.02)

Investment income	585,379	28,415	1,960.11

Other income, net	12,617	10,442	20.83

Profit before income tax expense	7,319,301	8,016,773	(8.70)

Income tax expense	(838,270)	(1,127,699)	(25.67)

Profit for the year	6,481,031	6,889,074	(5.92)

Attributable to:

Equity holders of the Company	6,161,127	6,071,154	1.48
Minority interests	319,904	817,920	(60.89)
	6,481,031	6,889,074	(5.92)

From 2007 onwards, the Company’s equity interest in Sichuan Hydropower Ltd. Co (“Sichuan Hydropower”) is reduced from 60% to 49%, and therefore the financial statements of Sichuan Hydropower are not consolidated into the Company’s financial statements from 2007.

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

In respect of the tariff, the average tariff of 2007 is RMB359.71 per MWh, representing an increase of RMB16.12 per MWh compared to the prior year, which is mainly attributable to the implementation of the coal-electricity price linkage mechanism during the second half of 2006 and the relatively higher tariff for the natural gas-fuelled plants.

On fuel supply and costs control, the Company’s fuel cost increased as a result of the increase in the coal price of key contracts and high coal purchase prices in the open market. Compared to last year, the Company’s unit fuel cost per unit of power sold increased by 10.04%.

Combining the foregoing factors, the operating revenue of the Company and its subsidiaries increased by 12.34% from last year (or 16.08% after excluding Sichuan Hydropower). In 2007, the profit attributable to equity holders of the Company amounted to RMB6.161 billion, up 1.48% from RMB6.071 billion for last year. Such an increase was mainly attributable to the commenced operations of new power units, the adjustment of tariff rate under the “coal-electricity price linkage mechanism” implemented in June 2006, as well as the sale of a portion of the shares of Yangtze Power Co., Ltd. (“Yangtze Power”) held by the Company.

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

The following table sets forth the average tariff rate of the Company and its subsidiaries, as well as percentage changes from 2006 to 2007.

	Average tariff rate (VAT inclusive) (RMB/MWh)
Power Plant	2006	2007	Change
Dalian	315.95	323.27	2.32%
Fuzhou	342.46	369.61	7.93%
Nantong	344.92	339.47	(1.58%)
Shang’an	340.22	344.47	1.25%
Shantou Coal-fired	467.37	476.26	1.90%
Dandong	322.76	330.38	2.36%
Shidongkou II	357.08	347.93	(2.56%)
Nanjing	345.56	342.99	(0.74%)
Dezhou	360.68	360.45	(0.06%)
Weihai	402.99	403.00	0.00%
Jining	342.42	350.80	2.45%
Shidongkou I	358.85	369.54	2.98%
Taicang	361.64	359.69	(0.54%)
Changxing	408.90	428.16	4.71%
Huaiyin Phase I	366.44	N/A	N/A
Huaiyin Phase II	362.26	357.47	(1.32%)
Xindian	350.54	379.71	8.32%
Yushe	281.47	288.45	2.48%
Yingkou	334.47	343.37	2.66%
Jinggangshan	369.87	366.94	(0.79%)
Luohuang	315.46	319.86	1.39%
Yueyang	361.68	372.19	2.91%
Qinbei	311.20	311.86	0.21%
Pingliang	216.27	223.31	3.26%
Yuhuan	360.95	415.05	14.99%
Taicang II	371.50	358.08	(3.61%)
Xindian II	351.90	356.01	1.17%
Shanghai CCGT	N/A	N/A	N/A
Nanjing Jinling	N/A	481.99	N/A
Consolidated	343.59	359.71	4.69%

Sales tax

Sales tax mainly consists of taxes associated with value-added tax surcharges. According to relevant administrative regulations, such surcharges include the City Construction Tax and Education Surcharges calculated at prescribed percentages on the amounts of the value-added tax paid. Such surcharges are currently not applicable to direct foreign investments that have been approved by the government, thus, certain power plants of the Company do not have to pay such surcharges. In 2007, the sales tax amounted to RMB140 million, representing an increase of 6.68% after excluding Sichuan Hydropower from 2006, mainly attributable to the increase of the levy base due to the addition of newly operated power plants, Including Sichuan Hydropower in 2006, sales taxes decreased by 5.60% compared to 2005.

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

Net exchange differences and bank charges

Net exchange differences and bank charges of the Company and its subsidiaries amounted to RMB204 million in 2007, representing a relatively significant change from the RMB68 million of exchange gain less bank charges in 2006. In 2006, because of the appreciation of RMB against US dollar and Euro, loans denominated in US dollar and Euro generated foreign exchange gain of approximately RMB112 million. These loans contributed an exchange gain of RMB232 million in 2007, giving rise to an increase in foreign exchange gains of RMB120 million from 2006.

 Share of profit of associates

Share of profit of associates in 2007 was RMB586 million, representing a decrease of RMB205 million from RMB791 million in 2006. The decrease of share of profit of associates was primarily due to the decrease in investment income from Shenzhen Energy Group and Shandong Rizhao Power Co., Ltd.,  (“Rizhao Power”) by  approximately RMB303 million.

Enterpise Income Tax (“EIT”)

The EIT of the Company and its subsidiaries amounted to RMB838 million in 2007, representing a decrease of 25.67% from RMB1.128 billion in 2006 (or 19.91% after excluding Sichuan Hydropower). The decrease in EIT was mainly due to the increase in the profitability from those power plants with lower EIT rates.

Profit for the year, Profit attributable to the Company’s equity holders and Minority interests

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

C.	Financial position

General

The assets and liabilities of the Company and its subsidiaries experienced significant change in the year ended December 31, 2008, due to acquisition of SinoSing Power and continued investment in construction projects.

Assets

As of December 31, 2008, total assets of the Company and its subsidiaries were RMB165.918 billion, representing a 33.49% increase from RMB124.296 billion as of December 31, 2007. Non-current assets increased by 37.97% to RMB145.900 billion, primarily due to the acquisition of SinoSing Power. Current assets increased 7.91%, to RMB20.018 billion. Current assets increased by RMB1.467 billion, of which inventory cost increased by RMB2.851 billion due to increase in fuel prices, higher quantities of inventory and the larger operating scale of the Company, whereas cash and cash equivalents decreased by RMB1.746 billion.

As of December 31, 2008, total assets of the Company and its subsidiaries outside PRC were RMB23.859 billion, comprising non-current assets of RMB20.789 billion and current assets of RMB3.07 billion.

Liabilities

As of December 31, 2008, total liabilities of the Company and its subsidiaries were RMB123.358 billion, representing a 70.82% increase from RMB72.216 billion as of December 31, 2007, primarily attributable to the acquisition of Tuas Power and increased borrowings for construction projects. Non-current liabilities of the Company and its subsidiaries mainly consisted of bank loans, bonds and shareholder´s loans under the terms similar to those of bank loans. The increase of current liabilities was largely attributable to increased short-term loans.

As of December 31, 2008, interest-bearing debts of the Company and its subsidiaries totaled RMB109.261 billion. The interest-bearing debts consisted of long-term loans (including those maturing within a year), long-term bonds, short-term borrowings, short-term bonds and notes payable. The interest-bearing debts denominated in foreign currencies were RMB11.797 billion.

As of December 31, 2008, liabilities of the Company and its subsidiaries outside PRC totaled RMB17.771 billion, comprising non-current liabilities of RMB5.183 billion and current liabilities of RMB12.588 billion.

Shareholder’s equity

Excluding the impact of profit and dividends, the Company´s equity items decreased in the year ended December 31, 2008, primarily attributable to pre-tax reduction of RMB2.085 billion for decreased fair value of the listed shares the company held.

Major financial position ratios

	2008	2007
Current ratio	0.38	0.59
Quick ratio	0.28	0.52
Ratio of liability and shareholders' equity	3.35	1.54
Multiples of interest earned	-0.14	3.41

Formula of the financial ratios:

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

The current ratio and quick ratio remained at relatively low level for the years ended December 31, 2008 and 2007, and decreased at the year end of 2008 from the year end of 2007. The increase in the ratio of liabilities and shareholders´ equity at the year end of 2008 from the year end of 2007 was primarily due to the acquisition of Tuas Power and the increased borrowings for construction projects. The multiples of interest earned decreased, primarily attributable to the operating loss for the year ended December 31, 2008 caused by increases in fuel prices.

D.	Liquidity and cash resources

The primary sources of funding for the Company and its subsidiaries have been cash provided by internal funds from operating activities, short-term and long-term loans and proceeds from issuances of bonds, and the primary use of funds have been for working capital, capital expenditure and repayments of short-term and long-term borrowings.

As of December 31, 2008, net current liabilities of the Company and its subsidiaries were approximately RMB32.5 billion. Based on the Company´s proven financing record, readily available banking facilities and sound credibility, the Company believes it is able to duly repay outstanding debts, obtain long-term financing and secure funding necessary for its operations. The Company has also capitalized on its good credit record to make short-term borrowings at relatively lower interest rates, thus reducing its interest expenses.

Cash flows from operating activities

	For the Year Ended December 31,
	2008	2007	2006
	RMB’000	RMB’000	RMB’000
		(Restated)	(Restated)
Cash flows from operating activities
(Loss)/Profit before income tax expense	(4,791,556)	7,319,301	8,016,773
Non-cash items adjustments	11,613,508	7,697,722	7,429,529
Changes in working capital	(1,294,151)	(1,798,882)	(99,402)
Interest received	72,940	52,825	53,444
Income tax paid	(414,848)	(1,192,133)	(1,394,503)
Net cash provided by operating activities	5,185,893	12,078,833	14,005,841

Net cash provided by operating activities is the main source of cash for the Company. For the year ended December 31, 2008, net cash provided by operating activities of the Company and its subsidiaries was RMB5.186 billion, of which RMB1.199 billion was provided by operating activities outside PRC. The net cash provided by operating activities was lower than that of the prior year mainly because of a loss before income tax expense of RMB4.792 billion due to the increase of fuel price and the increase in inventory of RMB2.159 billion. The net cash provided by operating activities amounted to RMB12.079 billion in 2007 which was lower than that of RMB14.006 billion in 2006, mainly due to the exclusion of Sichuan Hydropower from the Company’s consolidated financial statements.

Cash flows used in investing activities

	For the year ended December 31,
	2008	2007	2006
	RMB’000	RMB’000	RMB’000

Cash flows from investing activities
Purchase of property, plant and equipment	(27,893,520)	(14,223,310)	(15,998,575)
Proceeds from disposals of property, plant and equipment, net	25,336	270,131	32,180
Prepayments of land use rights	(76,050)	(216,752)	(250,627)
Prepayments of territorial waters use right	-	(152,409)	-
Increase in other non-current assets	(16,004)	(6,247)	(8,973)
Decrease in temporary cash investments	-	-	2,652
Cash dividend received	381,854	518,934	482,609
Capital injections in associates	(281,754)	(1,654,000)	(174,918)
Purchases of financial assets at fair value through profit or loss	-	(370,189)	-
Cash paid for acquiring available-for-sale financial assets	(146,375)	(449,457)	-
Proceeds from trading of available-for-sale financial assets	-	603,411	-
Cash consideration paid for acquisitions	(21,772,563)	(485,750)	-
Acquisition of minority interest of a subsidiary	(67,485)	-	-
Cash from the acquisition of a subsidiary	1,624,108	259,924	-
Cash outflow upon deemed disposal of Sichuan Hydropower	-	(322,176)	-
Cash received on repayment of a loan receivable	254,255	-	-
Others	11,133	(29,465)	110
Net cash used in investing activities	(47,957,065)	(16,257,355)	(15,915,542)

Net cash used in investing activities amounted to approximately RMB47.957 billion, RMB16.257 billion and RMB15.916 billion in 2008, 2007 and  2006. The cash used in investing activities in 2008 was mainly for the acquisition of Tuas Power and increased capital expenditure for construction projects. The increase in net cash used in investing activities in 2007 was mainly due to the increased capital injection in associates offset by the decrease of capital expenditure on construction and renovation.

Net cash used in investing activities was primarily the capital expenditure used in purchasing and constructing fixed assets. In 2009, the Company will continue to invest large amount of capital into the construction of projects.

Cash flows from financing activities

	For the year ended December 31,
	2008	2007	2006
	RMB’000	RMB’000	RMB’000
		(Restated)	(Restated)
Cash flows from financing activities
Issuance of short-term bonds	4,980,000	4,980,000	4,980,000
Repayments of short-term bonds	(5,000,000)	(5,000,000)	(4,862,200)
Drawdown of short-term loans	57,696,660	23,898,505	14,458,700
Repayments of short-term loans	(39,483,770)	(19,771,700)	(13,215,850)
Drawdown of long-term bank loans	36,510,900	8,186,176	9,982,982
Repayments of long-term bank loans	(8,265,180)	(3,282,102)	(3,010,623)
Drawdown of other long-term loans	145,386	-	40,000
Repayments of other long-term loans	(1,989,258)	(210,873)	(472,154)
Issuance of long-term bonds	3,933,302	5,903,644	-
Interest paid	(4,731,749)	(2,722,935)	(2,507,354)
Net capital injection from minority shareholders of the subsidiaries	1,162,562	116,890	588,708
Government grants	236,013	-	-
Dividends paid to shareholders of the Company	(3,570,334)	(3,375,507)	(3,013,846)
Dividends paid to minority shareholders of the subsidiaries	(301,662)	(434,205)	(495,361)
Others	(67,579)	-	-
Net cash provided by financing activities	41,255,291	8,287,893	2,473,002

Net cash inflow provided by financing activities in 2008 amounted to RMB41.255 billion primarily because (i) the proceeds from loans exceeded repayments of loans by approximately RMB44.6 billion and (ii) the Company issued long-term bonds in the amount of RMB4.0 billion and net capital injection from minority shareholders of the subsidiaries amounted to RMB1.162 billion, the net cash inflow was partially offset by the dividends and interest of approximately RMB8.604 billion.

Net cash inflow provided by financing activities in 2007 amounted to RMB8.288 billion primarily because (i) the Company issued long-term bonds in the amount of RMB6.0 billion, and (ii) our proceeds from loans exceeded repayments of loans which were offset by dividends and interest by approximately RMB2.287 billion.

Net cash inflow provided by financing activities in 2006 amounted to RMB2.473 billion primarily because the proceeds from loans exceeded repayments of loans by approximately RMB7.783 billion. On the other hand, the net cash inflow was partially offset by the dividends and interest of RMB6.017 billion.

Cash and cash equivalents

	For the year ended December 31,
	2008	2007	2006
	RMB’000	RMB’000	RMB’000
		(Restated)	(Restated)
Net (decrease) / increase in cash and cash equivalents	(1,515,881)	4,109,371	563,301
Cash and cash equivalents, beginning of the year	7,312,265	3,207,192	2,647,665
Exchange loss	(229,759)	(4,298)	(3,774)
Cash and cash equivalents as of the end of the year	5,566,625	7,312,265	3,207,192

As of December 31, 2008, the cash and cash equivalents of the Company and its subsidiaries denominated in RMB, Singapore dollar, US dollar and Japanese Yen were RMB4.390 billion, RMB1.165 billion, RMB5.737 million and RMB6.105 million, respectively.

As of December 31, 2007, the Company’s cash and cash equivalents amounted to RMB7.312 billion, of which, cash in RMB accounted for RMB0.528 million, current deposits in RMB accounted for RMB7.311 billion, and current deposits in US dollar accounted for RMB1.111 million.

As of December 31, 2006, the Company’s cash and cash equivalents amounted to RMB3.207 billion, of which, cash in RMB accounted for RMB1.327 million, current deposits in RMB accounted for RMB3.204 billion, and current deposits in US dollar accounted for RMB2.153 million.

Capital expenditure and cash resources

Capital expenditures on acquisitions

In July 2008, the Company purchased an additional 10% equity interest in Phase I of Rizhao Power Plant for a consideration of approximately RMB135 million, and increased our interest to 44%.

In December 2008, the Company purchased an additional 10% equity interest in Huaiyin Power Plant Phase I for a consideration of approximately RMB67.4 million, and increased our interest to 100%.

SinoSing Power was incorporated in Singapore by Huaneng Group as a wholly owned subsidiary on March 10, 2008. On March 24, 2008, SinoSing Power acquired 100% equity interests in Tuas Power from Temasek Holdings (Private) Limited (“Temasek”). On April 29, 2008, the Company entered into a transfer agreement with Huaneng Group, pursuant to which the Company agreed to acquire from Huaneng Group the 100% equity interest in SinoSing Power. The consideration to be paid by the Company comprised (i) approximately US$985 million for capital investment in SinoSing Power by Huaneng Group; and (ii) an aggregate amount of approximately RMB176 million for all related expenses (including loan interest) directly incurred by Huaneng Group in relation to its acquisition of the 100% equity interest in Tuas Power. The consideration totaled RMB7.08 billion.

In December 2007, the Company completed its subscription of 200 million placed shares, or 9.08% equity interest, in Shenzhen Energy Investment Company Limited (“Shenzhen Energy”) through the placement arrangement by Shenzhen Energy, for a consideration of RMB1.52 billion.

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

Capital expenditures on construction and renovation projects

The capital expenditures for the year ended December 31, 2008 were approximately RMB27.986 billion, mainly used in construction and renovation projects, including RMB1.406 billion for Yuhuan project, RMB52 million for Luohuang expansion project, RMB40 million for Xindian expansion project, RMB61 million for Shanghai CCGT project, RMB134 million for Huaiyin expansion project, RMB975 million for Yueyang expansion project, RMB1.242 billion for Yingkou expansion project, RMB779 million for Qinbei expansion project, RMB1.127 billion for Shang’an expansion project, RMB1.682 billion for Rizhao expansion project, RMB3.806 billion for Haimen project, RMB1.177 billion for Jinggangshan expansion project, and RMB2.725 billion for Nanjing Jinling expansion project. The expenditures on construction projects outside PRC, other construction projects and renovation were RMB281 million, RMB8.294 billion and RMB4.205 billion, respectively.

The capital expenditures on construction and renovation amounted to approximately RMB 14.701 billion and RMB16.3 billion in 2007 and 2006, respectively.

The cash resources of the above capital expenditures are mainly from debt financing and cash flows provided by operating activities.

The Company expects to have significant capital expenditures in the next few years. During the course, the Company will make active efforts to improve project planning process on commercially viable basis. The Company will also actively develop newly planned projects to pave the way for its long-term growth. The Company expects to finance the above capital expenditures through internal funding, bank loans and cash flows provided by operating activities.

The following table sets forth the cash requirements, usage plans and cash resources of the Company for next two years.

	Capital expenditure arrangement		Contractual arrangement		Financing methods	Cash resources arrangements	Financing costs and note on use
	2009	2010	2009	2010
	(RMB in billions)
Thermal power projects	21.586	23.0	21.586	23.0	Debt financing	Internal cash resources & bank loans, etc.	Within the floating range of benchmark lending interest rates of PBOC

Hydropower projects	0.5	0.3	0.5	0.3	Debt financing	Internal cash	Within the floating

						resources & bank loans, etc.	range of benchmark lending interest rates of PBOC
Wind power projects	3.56	0.65	3.56	0.65	Debt financing	Internal cash resources & bank loans, etc.	Within the floating range of benchmark lending interest rates of PBOC
Port projects	0.6	1.5	0.6	1.5	Debt financing	Internal cash resources & bank loans, etc.	Within the floating range of benchmark lending interest rates of PBOC
Coal mining projects	1.164	5.8	1.164	5.8	Debt financing	Internal cash resources & bank loans, etc.	Within the floating range of benchmark lending interest rates of PBOC
Reservoir projects	0.83	0.6	0.83	0.6	Debt financing	Internal cash resources & bank loans, etc.	Within the floating range of benchmark lending interest rates of PBOC

Technical renovation projects	4.927	—	4.927	—	—	Internal cash resource	—

Cash resources and anticipated financing costs

The Company expects to finance its capital expenditure and acquisition to be primarily from internal funds, cash flow from operating activities and future debt and equity financing.

Historically good operating results and sound credit status provide the Company with strong financing capabilities. As of December 31, 2008, the Company and its subsidiaries had aggregate undrawn banking facilities of RMB28.1 billion.

As resolved at the 2007 annual general meeting of shareholders on May 13, 2008, the Company was mandated to issue within the PRC short-term debentures of principal amount up to RMB10 billion in one or multiple tranches within 12 months from the date of the meeting. The Company has completed the issue of short-term debentures in two installments on July 25, 2008 and February 24, 2009, each at principal amount of RMB5 billion bearing annual interest rate of 4.83% and 1.88%, respectively. Both of the debentures were denominated in Renminbi, issued at par value, and would mature in 365 days. The effective interest rates for the two debentures were 5.25% and 2.29% per annum, respectively.

As of December 31, 2008, short-term borrowings of the Company and its subsidiaries totaled RMB28.745 billion (2007: RMB11.670 billion). Borrowings from banks were charged at interest rates ranging from 1.42% to 7.47% per annum (2007: 4.35% to 6.72%). Short-term bonds payable by the Company and its subsidiaries totaled RMB5.096 billion.

As of December 31, 2008, SinoSing Power´s short-term borrowings totaled approximately RMB10.678 billion, all being floating-rate bank borrowings denominated in Singapore dollar. SinoSing Power´s aggregate outstanding balance was approximately 2.246 billion Singapore dollars, with interest rates ranging from 1.42% to 2.25% per annum.

As of December 31, 2008, long-term bank loans of the Company and its subsidiaries totaled approximately RMB62.509 billion (2007: approximately RMB34.732 billion), consisting of bank borrowings denominated in Renminbi of approximately RMB50.113 billion (2007: approximately RMB30.684 billion), in US dollars of approximately US$1.634 billion (2007: approximately US$465 million), and in Euro of approximately Euro 56 million (2007: approximately Euro 61 million). Included in the above US dollar denominated borrowings were approximately US$1.312 billion (2007: US$47 million) floating-rate borrowings. For the year ended December 31, 2008, long-term bank borrowings of the Company and its subsidiaries bore interest rates from 2% to 7.74% (2007: 2% to 7.05%) per annum.

As of December 31, 2008, long-term shareholder´s borrowings of the Company and its subsidiaries totaled RMB2.80 billion (2007: RMB2.80 billion). For the year ended December 31, 2008, these borrowings bore interest rates from 4.32% to 5.67% (2007: 4.32% to 5.67%) per annum.

As of December 31, 2008, other long-term borrowings of the Company and its subsidiaries were approximately RMB264 million (2007: approximately RMB126 million). These borrowings included borrowings denominated in Renminbi of RMB130 million (2007: nil), in US dollar of approximately US$7 million (2007: approximately US$10 million), in Japanese Yen of approximately JPY595 million (2007: approximately JPY833 million), and in Singapore dollar of approximately 8 million Singapore dollars. The US dollar, Japanese Yen and Singapore dollar borrowings were all calculated at floating interest rates. For the year ended December 31, 2008, other long-term borrowings of the Company and its subsidiaries bore interest rates from 1.31% to 5.87% (2007: 5.80% to 5.87%) per annum.

As of December 31, 2008, SinoSing Power´s long-term bank borrowings totaled approximately RMB4.045 billion, including borrowings denominated in US dollar of approximately US$490 million and in Singapore dollar of approximately 146 million Singapore dollars. For the year ended December 31, 2008, SinoSing Power´s long-term borrowings bore interest rates from 2.41% to 3.81% per annum.

As of December 31, 2008, SinoSing Power´s other long-term borrowings totaled approximately RMB40 million, all being floating-rate bank loans denominated in Singapore dollar. SinoSing Power´s other long-term borrowings outstanding balance was approximately 8 million Singapore dollars. For the year ended December 31, 2008, SinoSing Power´s other long-term borrowings had an interest rate of 4.25% per annum.

The Company and its subsidiaries will closely monitor any change in the exchange rate and interest rate markets and cautiously assess the currency rate and interest rate risks.

Combining the current development of the power generation industry and the growth of the Company, the Company will make continuous efforts to not only meet cash requirements of daily operations, constructions and acquisitions, but also establish an optimal capital structure to minimize the cost of capital and financial risks through effective financial management activities, thus returns to the shareholders.

Other financing requirements

The objective of the Company is to bring long-term, steadily growing returns to shareholders. In line with this objective, the Company follows a proactive, stable and balanced dividend policy. In accordance with the profit appropriation plan of the board of directors of the Company (subject to the approval of the shareholders´ meeting), the Company expects to pay a cash dividend of approximately RMB1.2055 billion relating to the year 2008.

Maturity profile of loans

The following table sets forth the maturity profile of the Company’s loans as of December 31, 2008.

Maturity Profile
(RMB billions)	2009	2010	2011	2012	2013

Principal proposed to be repaid	40.3	15.0	9.7	6.3	8.9
Interest proposed to be repaid	5.7	3.7	3.1	2.6	2.0
Total	46.0	18.7	12.8	8.9	10.9
__________________
Notes:	(1)	This table is prepared according to the amounts in the contracts which have been entered into;

	(2)	The amount of the principal to be repaid in 2009 is relatively large compared to the amount presented in the “Tabular disclosure contractual obligations and commercial commitments” because this includes expected repayment of short-term loans and short-term bonds.

E.	Trend information

The major trend of the electricity power market

According to the National Power Industry Statistics Express for 2008 issued by China Electricity Council, as of December 31, 2008, nationwide installed capacity reached 793,000 MW, representing a 10.30% year-on-year increase. For the year ended December 31, 2008, power generating capacity throughout PRC reached 3.4334 trillion kWh, representing a 5.2% year-on-year increase. Coal-fired power accounted for 2.7793 trillion kWh, or approximately 80.95% of the total capacity, representing a 2.2% increase from the year ended December 31, 2007. A large number of power generating projects were completed and put into operation during 2008, further easing the power shortage and contributing to a generally balanced power market in China.

Consequently, the utilization hours of generating equipment dropped continuously and considerably. For the year ended December 31, 2008, nationwide average accumulated utilization hours of power plants with 6,000 KW and above capacities were 4,677 hours, representing a decrease of 337 hours from the year ended December 31, 2007. Utilization hours of coal-fired power generating equipment were 4,911 hours, representing a decrease of 427 hours from the same period last year.

In 2009, the PRC government expects to further reform power market, promote actively and steadily the practice of direct power purchase by large power users, continue reinforcing market supervision and regulating market activities. The government also expects to continue promoting energy-saving power generation and dispatch practice on pilot basis. China´s State Electricity Regulatory Commission is actively studying the effective integration of energy-saving power generating and dispatching practices with power market development. The related practices are under research and formulation, and pilot programs in this regard are under way in certain provinces. The government´s commitment to saving energy and reducing emission will have significant impact on the development of China´s power market. In addition, the tariff reform has been included as a reform target in 2009, which includes promoting the price reform of resource products, continuing tariff reform and improving gradually the on-grid tariff, transmission tariff and distribution tariff mechanism, so as to rationalize the relationship between coal price and tariff.

In response to new market circumstance, the Company will strive to increase equipment reliability; enhance marketing efforts; strengthen research and application of government policies on energy saving and emission reduction as well as related generation and dispatch practices, and on direct power purchase by large power users. It will also pursue market expansion, and take full advantages of its generating units on efficiency, energy saving and environment protection to increase utilization hours. The Company will also set up rolling planning adjustment mechanism to design appropriately and develop, construct and complete rapidly construction projects in those areas favorable for power market in line with government guidelines, increase overall competitive strengths, maintain the ability for sustained development, and enhance the Company´s capabilities in risk management and continuous growth.

The trend of the fuel supply

Coal supply shortage is expected to ease in 2009. However, due to the existence of price discrepancy, as of April 22, 2009, coal suppliers and power producers have not entered into key supply contracts for the year ended December 31, 2009, which makes the amount and price of coal supply likely to be unstable and uncertain.

Under such circumstance, the Company will refine price control objectives, streamline purchase structure, expand coverage of direct power distribution and add more power plants as direct power suppliers. The Company will also exploit its advantages in other markets and other resources to pursue coal resources outside PRC, make joint efforts with coal suppliers to develop coal-exploration and extraction projects, and explore new avenues to acquire coal resources. Meanwhile, the Company will strive to control fuel costs by enhanced inspection of coal supplies and the variety of heat value.

The financial foreign exchange market

The Company has strong capacity, good reputation and sound financing channels both domestically and internationally.

Domestic business. The People´s Republic of China has reduced RMB benchmark lending interest rates for five consecutive times from September to the end of 2008 to counteract the impact of international financial crisis on China´s economy. Chinese government is expected to implement appropriately liberated monetary policies during 2009, thus creating a favorable environment for the Company to control financing costs. The Company expects no material adverse impact on its operating results from foreign exchange movement in foreseeable future on the Company, because the Company’s foreign liabilities are mostly denominated in US dollar and lesser in Euro and the conversion rate between Renminbi and US dollar is expected to stay stable.

Overseas business. As a result of the global financial crisis, an economic cycle characterized by sustained interest rate reduction emerged in 2008 as major economies had all reduced their interest rates substantially as part of the efforts to prevent economic recession. The Company may be exposed to certain interest rate risks in obtaining refinancing for overseas operations in a market marked by scarce liquidity. As affected by the ongoing financial crisis, Singapore dollar has depreciated substantially against US dollar since the second half of 2008 and is expected to fluctuate during 2009. This would make it difficult for the Company to control its exposure to foreign exchange risks from operations outside PRC.

F.	Employee benefits

As of December 31, 2008, the Company and its subsidiaries had 28,130 employees, of which 252 were located outside PRC. The Company and its subsidiaries provided the employees with competitive remuneration and linked such remuneration to operating results as working incentives for the employees. Currently, the Company and its subsidiaries do not have any non-cash remuneration packages.

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

 As of December 31, 2008, the Company provided guarantee for long-term bank borrowings of SinoSing Power, a wholly owned subsidiary, amounting to RMB4.045 billion, and for the long-term bank borrowings of Rizhao Power Company, an associate of the Company, amounting to RMB44 million. As of December 31, 2008, the Company and its subsidiaries have pledged for the following borrowings:

(i) A bridge loan provided to SinoSing Power in the first half of 2008, pledged against the SinoSing Power’s equity ownership in Tuas Power. As of December 31, 2008, the balance of the loan was approximately RMB10.678 billion, and the pledged equity interest was valued at approximately RMB19.999 billion; and

(ii) A short-term loan borrowed at the second half of 2008, pledged against the trade receivables from Liaoning Provincial Power Company. As of December 31, 2008, the balance of the loan was RMB500 million, and the pledged trade receivables were valued at approximately RMB505 million.

As of December 31, 2008, secured short-term loans of RMB885 million represented the discounted notes receivable with recourse.

As of December 31, 2008, restricted bank deposits amounted to RMB199 million, which were mainly deposits for letters of credits.

The Company had no contingent liabilities as of December 31, 2008.

H.	Off-balance sheet arrangements

The off-balance sheet arrangements primarily consisted of the guarantees provided for an associate’s long-term loans mentioned above.

The off-balance sheet arrangement does not have or reasonably likely to have an effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

I.	Performance of significant investments and their prospects

The Company acquired 25% equity interest in Shenzhen Energy Group Co., Ltd. (“Shenzhen Energy Group”) for RMB2.39 billion on April 22, 2003, and acquired 200 million shares from Shenzhen Energy, a subsidiary of Shenzhen Energy Group, in December 2007. These investments brought a profit of RMB245 million for the Company for the year ended December 31, 2008 under IFRS. Shenzhen Energy issued new shares to Shenzhen Energy Group in acquiring most of the assets of Shenzhen Energy Group and Shenzhen Energy Group will be deregistered ultimately. Upon Shenzhen Energy Group’s liquidation, the Company will hold directly 25.01% equity interest in Shenzhen Energy. This investment is expected to provide steady returns to the Company.

The Company held directly 60% equity interest in Sichuan Hydropower as of December 31, 2006. In January 2007, Huaneng Group increased its capital investment in Sichuan Hydropower by RMB615 million, thus reducing the Company´s equity interest in Sichuan Hydropower to 49% and making Huaneng Group the controlling shareholder of Sichuan Hydropower. This investment brought a loss of RMB19 million for the year ended December 31, 2008 under IFRS, largely due to the loss incurred by Taipingyi Power Plant, a subsidiary of Sichuan Hydropower, in the earthquake in Wenchuan, Sichuan province. This investment is expected to provide steady returns to the Company.

J.	Tabular disclosure of contractual obligations and commercial commitments

A summary of payments due by period of our contractual obligations and commercial commitments as of December 31, 2008 is shown in the tables below. A more complete description of these obligations and commitments is included in the Notes to Financial Statements as referenced below.

Contractual Cash Obligations
(RMB million)	2009	2010-2011	2012-2013	Thereafter	Total

Long-term Loans from a Shareholder(1)	-	-	800	2,000	2,800
Long-term Bank Loans(1)	6,524	24,600	13,331	22,111	66,566
Other Long-term Loans(1)	38	186	-	40	264
Long-term bonds(2)	-	-	1,000	9,000	10,000
Interest Payments	4,588	6,712	4,631	8,709	24,640
Operating Lease - Head Office(3)	26	-	-	-	26
Operating Lease - Nanjing Power Plant(3)	1	3	3	47	54
Operating Lease - Dezhou Power Plant(3)	30	60	60	312	462
Operating Lease - Shang’an Power Plant(3)	2	4	4	58	68
	11,209	31,565	19,829	42,277	104,880

Other Commercial Commitments
(RMB million)	2009	2010-2011	2012-2013	Thereafter	Total

Long-term coal purchase contracts(3)	7,893	-	-	-	7,893
Long – term gas purchase contract(4)	7,129	14,258	14,258	9,595	45,240
Other commitments(3)	23,780	19	-	-	23,799
	38,802	14,277	14,258	9,595	76,932
Notes:

(1)	See Note 26 to the Financial Statements, “Long-term Loans”.
(2)	See Note 27 to the Financial Statements, "Long – term Bonds".
(3)	See Note 38 to the Financial Statements, “Commitments”.
(4)	The numbers shown in the table above were calculated based on the minimum purchases stipulated in the long-term gas contracts disclosed in Note 38 to financial statements.

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

K.	Goodwill impairment

The Company and its subsidiaries conduct goodwill impairment test at the end of each fiscal year. As of December 31, 2008, the goodwill of the Company and its subsidiaries was impaired for RMB130 million, which relates to the goodwill of Huaiyin Power Company recorded in the consolidated financial statements. The management expects to shut down generators of Huaiyin Power Company in the future, hence full impairment of related goodwill was provided based on the result of impairment test.

As of December 31, 2008, the goodwill of the Company and its subsidiaries totaled RMB11.108 billion. China´s overall economic projection, expected tariff rates and fuel prices will affect the results of goodwill impairment test. As of 31 December 2008, if tariff had decreased by 1% or 5% from management’s estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognize impairment against goodwill by approximately RMB85 million and RMB1,024 million, respectively. If fuel price had increased by 1% or 5% from the management’s estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognize impairment against goodwill by approximately RMB41 million and RMB229 million, respectively.

L.	Business plan

In 2009, the primary objective of the Company is to turn a loss into a gain, the Company will (i) continue to pursue power market expansion, strengthen market analysis and forecast, strive to increase utilization hours, and aim to generate approximately 190.0 billion kWh and reach average utilization hours of

4,900 hours for its coal-fired generating units; (ii) strengthen the uniform management of fuel purchases and transportation, stabilize the principal channels of coal supply; explore global coal market, and reduce fuel costs; (iii) continue its focus on energy saving and environment protection, strive to reduce energy consumptions of the generating units, to ensure sound results of major economic indicators; (iv) improve project management and preparatory work for those projects under construction, and aim to commence commercial operation of new generation units of 3,712 MW, in order to lay a solid foundation for long term development; and (v) undertake investments, development and constructions of projects of wind power and other renewable energy, in compliance with the government´s energy policies and requirements for development of renewable energy.

In order to achieve the 2009 operating targets, the Company plans to (i) improve reliability of its generating units by strictly complying with the Company’s safe production guidelines, (ii) increase utilization hours by enhancing sales and marketing efforts to, and closely cooperating with, the dispatch centers of local grid companies, (iii) control fuel cost by continuously analyzing the change of fuel market to strengthen coal supply planning, enhancing the distribution and emergency response management, adjusting coal inventory constantly and optimizing the coal supply structure, (iv) reduce administrative expenses and other non-operating expenses by stricter adherence to budget, (v) increase efficiency and reduce energy consumptions of the generating units by upgrading existing generating units with new energy-saving technologies, (vi) increase its production capacity by completing on schedule the projects-under-construction and commencement of commercial operations of these projects, (vii) explore development opportunities in regions with high power demand and adequate coal supply, and (viii) optimize its generating capacity structure to ensure sustainable development by increasing its investments in the development of wind power and other clean energy projects, with the view to increase the proportion of renewable and new energies in its power generating capacity.

Through continued efforts in saving energy, reducing emission, improving structure and increasing efficiency, the Company strives to achieve the following objectives by 2010: installed capacity over 60,000 MW; controllable coal supply capacity of 50 million tons per year; port coal storage, transportation and transmit capacity of over 40 million tons per year; and ocean coal transportation capacity of over 30 million tons per year.

ITEM 6	Directors, Senior Management and Employees

A.	Directors, members of the supervisory committee and senior management

Directors

The table below sets forth certain information concerning our directors as of March 31, 2009. The current term for all of our directors is three years, which will expire in May 2011.

Name	Age	Position with us
Cao Peixi	54	Chairman of the Board of Directors
Huang Long	56	Vice Chairman of the Board of Directors
Wu Dawei	56	Director
Huang Jian	47	Director
Liu Guoyue	46	Director, President
Fan Xiaxia	47	Director, Vice President
Shan Qunying	56	Director
Xu Zujian	55	Director
Huang Mingyuan	51	Director
Liu Shuyuan	59	Director
Liu Jipeng	53	Independent Director
Yu Ning	55	Independent Director
Shao Shiwei	64	Independent Director
Zheng Jianchao	70	Independent Director
Wu Liansheng	39	Independent Director

Cao Peixi, aged 54, has served as Chairman and President of China Huaneng Group since August 27, 2008. He also serves as Deputy Head and Head of Qingdao Power Plant; Assistant to the Chief of Shandong Power Bureau; Deputy Chief (Vice President) of Shandong Power Bureau (Group Corporation); Chairman and President of Shandong Power Group Corporation; Vice President, President of China Huadian Corporation; and Chairman of Huadian Power International Corporation Limited. He holds a post-graduate degree of master in engineering and is a senior engineer

Huang Long, aged 56, has served as Vice Chairman of the Company since March 7, 2006. He also serves as Vice President of Huaneng Group. Mr. Huang is a senior engineer.  He served as Deputy General Manager and General Manager of the International Co-operation Department, Vice President and Secretary to the Board of the Company.  He graduated from North Carolina State University in the U.S. with a M.S. degree in communications and auto-control.

Wu Dawei, aged 56, has served as the Director of the Company since May 13, 2008. He also serves as the Deputy Chief Engineer of Huaneng Group, President of Huaneng Group East China Branch, President of Huaneng International East China Branch Company, Chairman of Huaneng Shanghai Combine-cycled Limited Company and Chairman of Huaneng Nanjing Jinling Power Generation Limited Company. He previously served as Deputy General Manager of Huaneng Shanghai Shidongkou II Power Plant, Deputy General Manager of Shanghai branch of the Company, the General Manager of Huaneng Shanghai Shidongkou II Power Plant. He has obtained a Master of Business Administration degree from the Central Europe International Business School. He is a senior engineer.

Huang Jian, aged 47, has served as the Director of the Company since August 27, 2008. He also serves as Deputy Director of the Cost Office of the Finance Department; Director of Cost General Office of the Finance Department of Huaneng International Power Development Corporation; Chief Accountant of Beijing Branch of Huaneng International Power Development Corporation; Deputy Manager of the Finance Department of Huaneng International Power Development Corporation; Deputy Chief Accountant, Chief Accountant, Vice President and Company Secretary of the Company. Mr. Huang graduated from the Institute of Fiscal Science of the Ministry of Finance with a post-graduate degree of master in economics. He is a senior accountant.

Liu Guoyue, aged 46, has served as the Director of the Company since May 13, 2008. He also serves as the President of the Company, Director of Shanghai Times Navigation Transportation Limited Company, Director of Xian Thermal Research Institute Limited Company, Chairman of Hebei Hanfeng Power Generation Limited Liability Company, Huaneng Yushe Power Generation Limited Company, Chairman of Tianjin Huaneng Yangliuqing Thermal Limited Company, Chairman of Huaneng Pingliang Power Generation Limited Company and Vice Chairman of Shanxi International Power Guanghua Power Generation Limited Company. Mr. Liu Guoyue served as Deputy General Manager, Director of the Company, Deputy Manager (Deputy Director) and Manager (Director) of Huaneng Shijiazhuang Branch (Shang’an Power Plant) and Director of Huaneng Dezhou Power Plant. He graduated from Guanghua Management Institute Beijing University, with a master degree (EMBA) in business administration. He is a senior engineer.

Fan Xiaxia, aged 47, has served as the Director of the Company since May 13, 2008. He also serves as the Vice President of the Company, Chairman of Henan Huaneng Qinbei Power Generation Limited Company, Chairman of Huaneng Wuhan Power Generation Limited Company, Chairman of Huaneng Chongqing Luohuang Power Generation Limited Company and Chairman of Huaneng Hunan Yueyang Power Generation Limited Company. Mr. Fan Xiaxia previously served as Deputy Chief of General Administration Division of Engineering Department and Deputy Chief of Construction Management Department of HIPDC, Deputy General Manager of the Company’s Nantong Branch, Deputy Manager of Construction Management Department of HIPDC, Deputy Manager and Manager of International Co-operation and Business Department of the Company, Manager of Construction Management Department of the Company, Assistant to President of the Company and General Manager of the Company’s Zhejiang Branch Yuhuan Power Plant Preparatory Office. He graduated from Beijing Construction Institute with a bachelor degree, specializing in civil engineering. He is a senior engineer.

Shan Qunying, aged 56, is re-appointed the Director of the Company. He is the Vice President of Hebei Provincial Construction Investment Company, Chairman of Hebei Provincial Natural Gas Limited Company, Chairman of Hebei Construction Investment Power Fuel Management Limited Company, Vice Chairman of Guodian Construction Investment Inner Mongolia Energy Limited Company, Chairman of Hong Kong Yanshan Development Limited Company, Vice Chairman of Yanshan International Investment Limited Company and Director of Hebei Construction Investment New Energy Limited Company. He had been the Energy & Communication Division Chief of Hebei Provincial Construction Investment Company. He graduated from Management Institute of Tianjin University holding an EMBA degree. He is a senior engineer.

Xu Zujian, aged 55, has served as the Director of the Company since May 13, 2008. He also serves as the Vice President of Jiangsu Province Guoxin Asset Management Group Limited Company, and Chairman of Jiangsu Investment Management Co. Ltd. He was Vice President of Jiangsu Provincial International Trust & Investment Corporation, President of Jiangsu Provincial Investment & Management Limited Liability Company. He graduated from Liaoning Finance University majoring in infrastructure finance, holding a bachelor’s degree. He is a senior economist.

Huang Mingyuan (Ms), aged 51, has served as the Director of the Company since May 13, 2008. She also serves as the Vice President of Fujian Investment Enterprise Group Company, the President of Xiamen Fuda Photosensitive Materials Company Limited, a Director of Xiamen International Bank, Macau Luso International Bank and Guangfa Huafu Securities Company Limited. She had been the department head to the Management Office of Fujian Province Economic and Trade (Medicine) Committee, and the secretary general of the Leading Committee for Market Reorganization and Restructuring and Order of Economy. She graduated from the

Business School of De Montfort University in the United Kingdom, specializing in business administration holding a Postgraduate Degree and was awarded a Master degree in business administration.

Liu Shuyuan, aged 59, has served as the Director of the Company since May 13, 2008. He also serves as the Chairman of Liaoning Energy Investment (Group) Limited Liability Company. He previously served as the Deputy General Manager of Liaoning Provincial Trust and Investment Corporation, the Vice President, Director and President of Liaoning Changye (Group) Limited Liability Company (Liaoning Energy Corporation), Director, Chairman, and General Manager of Liaoning Energy Investment (Group) Limited Liability Company and Supervisor of the Company. He is a postgraduate of PRC Liaoning Province Communist Party School specializing in economic management. He is a senior economist and senior operating manager.

Liu Jipeng, aged 53, has served as the Independent Director of the Company since May 13, 2008. He also serves as a Professor and mentor of master candidates of Capital Economic and Trade University, a professor and mentor of PhD candidates at the Law and Economics Research Centre at China University of Political Science and Law, Chairman of Beijing Standard Consulting Company Limited, independent director of Wanxiang Qianchao, Jiangzhong Pharmaceuticals. He was as the Chief of the Corporate Research Center of Capital Economic and Trade University, independent director of Haerbin Power, Hubei Cheqiao and Guodian Power. He graduated from the Economic Department of the graduate School of China Academy of Social Science with a master‘s degree in economics. He is a certified public accountant.

Yu Ning, aged 55, has served as the Independent Director of the Company since May 13, 2008. He also serves as the Independent Director of Industrial Fund Mnagement Limited Company and Guojin Securities Limited Company and the President of All China Lawyers Association. Mr. Yu Ning served as Deputy Director and Director of CCP Central Disciplinary Inspection Commission, practising lawyer at Beijing Times Highland Law Firm, part-time professor at Peking University, mentor of master postgraduates at the Law School of Tsinghua University and independent director of Jiangsu Lianyungang Port Co. Ltd. (a company listed on the Shanghai Stock Exchange). He graduated from the law department of Peking University with a LLB degree in 1983 and obtained a LLM degree specializing in economic law from the law department of Beijing University in 1996. He is a qualified lawyer.

Shao Shiwei, aged 64, has served as the Independent Director of the Company since May 13, 2008. He also serves as the Consultant of Huadong Grid Network Company, the Chairman of the Supervisory Committee of Shanghai Electric Power Co., Ltd. (a company listed on the Shanghai Stock Exchange). He had been the Deputy Chief of the Electricity for Agriculture of the State Energy Department, the Chief of the Law and Regulation of the State Electricity Department, Assistant General Manager of the National Electric Power Company, Deputy Secretary General of the Office Department, the President of Huadong Yixing Water Pumping and Energy Reserve Company Limited, the President and General Manager of Huadong Grid Network Company. He graduated from the Central Communist Party School specializing in philosophy, political economy, science socialism. He is a senior engineer of professor level.

Zheng Jianchao, aged 70, has served as the Independent Director of the Company since May 13, 2008. He also serves as the Deputy Chief of China Electrical Engineering Association, Honorary Vice Chancellor and President of China Electricity Science Research Institute and the Chief of the Science Technology Committee of China Guangdong Nuclear Power Group Corporation. He had been the Independent Director of HIPDC, the Vice President, and Vice Chancellor and President of China Electrical Science Research Institute, Deputy Chief of the Academy of Science and Technology Committee of China Electricity Science Research Institute. In 1995, he had been elected as an associate member of China Technology Institute. He graduated from electrical machinery engineering faculty of Qinghua University, specializing in high voltage technology and holding a Postgraduate Degree. He is a senior engineer of professor level.

Wu Liansheng, aged 39, has served as the Independent Director of the Company since May 13, 2008. He also serves as a Professor, Ph. D. Tutor and head of the Department of Accounting of Guanghua Management Institution of Beijing University and Independent Director of Rongsheng Real Property Development Joint Stock Limited Company. After obtaining his doctorate, Mr. Wu Liansheng was engaged in a two year post-doctorate research in Xiamen University. Afterwards, he commenced working in Guanghua Management Institute of Beijing University as the Lecturer, Associate Professor, Professor, Ph. D. Tutor and concurrently served as the Deputy Head and Head of the Accounting Department. He graduated from Zhongnan University with a doctorate degree in Management (Accounting).

Supervisors

The table below sets forth certain information concerning our supervisors as of March 31, 2009. The current term for all of our supervisors is three years, which will expire in May 2011.

Name	Age	Position with us
Guo Junming	44	Chairman of the Supervisory Committee
Yu Ying	54	Vice Chairman of the Supervisory Committee
Wu Lihua	54	Supervisor
Gu Jianguo	43	Supervisor
Wang Zhaobin	54	Supervisor
Dai Xinmin	48	Supervisor

Guo Junming, aged 44, has served as Chairman of the Board of Supervisors of the Company since January 18, 2006. He also serves as Chief Accountant of Huaneng Group.  Mr. Guo is a senior accountant.  He served as Deputy Manager of the Finance Department of Huaneng Group, Vice President and President of China Huaneng Finance Corporation Limited (“Huaneng Finance”), President of Huaneng Capital Services, Deputy Chief Accountant and Manager of Finance Department of Huaneng Group. He graduated from Shanxi Finance and Economic Institute specializing in business finance and accounting.

Yu Ying (Ms.), aged 54, has served as Vice Chairman of the Company’s Supervisory Committee since May 11, 2005. She also serves as President of Dalian Municipal Investment Corporation.  Ms. Yu is a senior economist.  She served as Vice Director of Social Affair Department of Dalian Municipal Planning Commission and Director of Fixed Assets Investment Department of Dalian Municipal Development and Planning Commission, Assistant to President of Dalian International Trusts Investment Corporation and Chairnan and President of Dalian State-owned Asset Management Limited Company. She graduated from Liaoning University of Finance and Economics, specializing in finance and credit, with a master degree in Economics.

Wu Lihua (Ms), aged 54, has served as the Supervisor of the Company since May 13, 2008. She also serves as the Manager of Finance Department of HIPDC, the Supervisor of Huaneng Chaohu Power Company Limited. She had been the Deputy Manager of the Finance Department of HIPDC, Deputy Manager of the Finance Department and the Manager of Multi-Finance Department of the Company, Vice Chairman of the Preparatory Committee of Huaneng Insurance Company, Deputy General Manager of Yongcheng Property Insurance Holding Company Limited. She graduated from the People University (Second), specializing in Financial Accounting with a bachelor’s degree. She is a senior accountant.

Gu Jianguo, aged 43, has served a supervisor of the Company since November 17, 2005. He also serves as President of Nantong Investment & Management Limited Company.  Mr. Gu is an economist.  He served as Deputy Chief and Chief of General Department, Investment Department, Finance Department and Foreign Economic Affairs Department of the Nantong Municipal Planning Committee; Vice President of Nantong Ruici Investment Limited Company; General Secretary of the Party Committee and Executive Director of Ruici Hospital; President of Ruici (Maanshan) Development Limited Company; Chairman and President of Nantong Zhonghe Guarantee Limited Company and Chief Officer of Nantong Municipal Investment Management Centre and President of Nantong Xinhongji Investment Management Limited Company. He graduated from Nanjing Aviation University, holding a bachelor’s degree.

Wang Zhaobin, aged 54, has served as a Supervisor of the Company since May 11, 2005. He also serves as Manager of the Administration Department of the Company.  Mr. Wang is a corporate culture specialist.  He served as Chief of the Corporate Culture Division of the Human Resources Department, Chief of the Retirement Department of HIPDC, Deputy Secretary of the Party Committee, Secretary of the Discipline Inspection Committee and Chairman of the Labor Union of HIPDC Beijing Branch Company, and Manager of the Policy Division of the Company. He graduated from Beijing Municipal Communist Party School, specializing in economic management, holding a bachelor’s degree.

Dai Xinmin, aged 48, has served as the Supervisor of the Company since May 13, 2008. He also serves as the Manager of the Audit and Supervisory Department of the Company. He had been the Deputy Chief of the Property Right Bureau to the State Owned Assets Management Committee, the Chief Accountant, Deputy Manager of the Finance Department of Huaneng Group, the Chief Accountant of Huaneng Comprehensive Property Rights Company and the Deputy Secretary General of the Asset Operation Department of Huaneng Group. He graduated from Shanghai Finance Institute, specializing in industrial economics and holding a bachelor’s degree. He is a senior economist.

Other Executive Officers

Gu Biquan, aged 52, has served as the Vice President and secretary to the Board of Directors of the Company since October, 2007. He is an engineer. He was Deputy Chief and Chief of Securities and Investment Department, Chief and Deputy Manager of the Secretariate of the Administration Department of HIPDC, and Manager of Securities and Investment Department, Assistant to the President, Manager of Administration Department of the Company. He also served as Deputy Chief of Power Development Department of Huaneng

Group, Vice President and secretary to the Board of Directors of HIPDC. He graduated from Beijing Boardcasting Television University, specializing in electronic engineering.

Lin Weijie, aged 46, has served as the Vice President of the Company since April 2008. He was the Deputy Director of the Shantou Coal-fired Power Plant, Manager (Director) of Huaneng Shantou Branch (Coal-fired Power Plant), Deputy Manager (Deputy Director) of Huaneng Guangdong Branch (Shantou Power Plant) and Huaneng Fuzhou Branch (Power Plant), Deputy Manager of Huaneng Shanghai Branch, Director of Shanghai Shidongkou Second Power Plant, Deputy Manager (officer in charge) of Marketing and Sales Department, Manager of the Planning and Development Department, and Assistant to President of the Company. Mr. Lin graduated from South China Polytechnic University, specializing in business management, and has a master degree in management. He is a senior engineer.

Ye Xiangdong, aged 42, has served as the Vice President of the Company since April 2008. He was the Deputy Manager (Deputy Director) and Manager (Director) of Huaneng Chongqing Branch (Luohuang Power Plant), President (Director) of Huaneng Chongqing Luohuang Power Generation Limited Liability Company (Luohuang Power Plant), Deputy Manager of Safety and Production Department, Manager of Construction Work Management Department and Assistant to President of the Company. He graduated from Chongqing University, specializing in thermal transmission and holds a master degree in science. Mr. Ye is a senior engineer.

Lin Gang, aged 45, has served as the Vice President of the Company since April 2008. He was the Deputy Chief of Construction Department of HIPDC, Assistant to Manager (Director) and Deputy Manager (Deputy Director) of Huaneng Beijing Branch (Thermal Power Plant), Deputy Manager of General Planning Department, Deputy Manager (officer in-charge) of Marketing and Sales Department of the Company, President of Huaneng Northeast Branch, Manager and Assistant to President of Marketing and Sales Department of the Company. Mr. Lin graduated from North China Power University, specializing in thermal power, and holds a master degree in science. He is a senior engineer.

Zhou Hui (Ms.), aged 46, has served as Chief Accountant of the Company since October 2007. Ms. Zhou is a senior accountant.  She served as Deputy Chief and Chief of the Financial Management Division of the Finance Department of HIPDC, Deputy Manager and Manager of the Company’s Finance Department, and Deputy Chief Accountant, Chief Accountant of the Company. She graduated from Renmin University of China with a master’s degree in financial accounting.

Zhao Ping, aged 47, has served as the Chief Engineer of the Company since April 2008. He was the Deputy Chief of Production Technology Office of the Production Department of HIPDC, Assistant to the Manager (Director) of Huaneng Fuzhou Branch (Power Plant), Deputy Manager of the Production Department of HIPDC, Deputy Manager of Safety and Production Department and Planning and Development Department, Manager of International Co-operation and Business Department, Manager of Safety and Production Department and Deputy Chief Engineer of the Company. He graduated from Tsinghua University, specializing in thermal engineer and holds a master degree in science. Mr. Zhao is a senior engineer.

B.	Compensation for Directors, Supervisors and Executive Officers

The table below sets forth the compensation on individual basis for the directors, supervisors and other executive officers for the year ended December 31, 2008:

Name	Position with the Company	Remuneration Paid by the Company in 2008 (1)
		(RMB in thousand)

Directors

Mr. Cao Peixi	Chairman of the Board of Directors (appointed on August 27, 2008)	-
Mr. Huang Long	Vice Chairman of the Board of Directors	-
Mr. Wu Dawei(2)	Director	492
Mr. Huang Jian	Director (appointed on August 27, 2008)	-
Mr. Liu Guoyue(3)	Director and President (appointed on May 13, 2008)	764
Mr. Fan Xiaxia(4)	Director and Vice President (appointed on May 13, 2008)	763
Mr. Shan Qunying	Director	48
Mr. Xu Zujian	Director	48
Ms. Huang Mingyuan(5)	Director (appointed on May 13, 2008)	24
Mr. Liu Shuyuan	Director	48
Mr. Liu Jipeng	Independent Director	74

Name	Position with the Company	Remuneration Paid by the Company in 2008 (1)
		(RMB in thousand)
Mr. Yu Ning	Independent Director	74
Mr. Shao Shiwei(5)	Independent Director (appointed on May 13, 2008)	37
Mr. Zheng Jianchao(5)	Independent Director (appointed on May 13, 2008)	37
Mr. Wu Liansheng(5)	Independent Director (appointed on May 13, 2008)	37
Mr. Li Xiaopeng	Chairman of the Board of Directors (resigned on June 2, 2008)	-
Mr. Huang Yongda	Vice Chairman of the Board of Directors (resigned on August 27, 2008)	-
Mr. Na Xizhi(6)	Director and President (retired on May 13, 2008)	162
Mr. Ding Shida(6)	Director (retired on May 13, 2008)	24
Mr. Qian Zhongwei(6)	Independent Director (retired on May 13, 2008)	37
Mr. Xia Donglin(6)	Independent Director (retired on May 13, 2008)	37
Mr. Wu Yusheng(6)	Independent Director (retired on May 13, 2008)	37

Sub-total:		2,743

Supervisors
Ms. Guo Junming	Chairman of the Supervisory Committee	-
Ms. Yu Ying	Vice Chairman of the Supervisory Committee	48
Ms. Wu Lihua(5)	Supervisor (appointed on May 13, 2008)	-
Mr. Gu Jiangou	Supervisor	48
Mr. Wang Zhaobin	Supervisor	765
Mr. Dai Xinmin(7)	Supervisor (appointed on May 13, 2008)	425
Mr. Shen Zongmin(6)	Supervisor (retired on May 13, 2008)	24
Ms. Zou Cui(6)	Supervisor (retired on May 13, 2008)	233

Sub-total		1,543

Other Executive officers
Mr. Gu Biquan	Vice President and Secretary to the Board	753
Mr. Lin Weijie(8)	Vice President (appointed in April, 2008)	667
Mr. Ye Xiangdong(9)	Vice President (appointed in April, 2008)	670
Mr. Lin Gang(10)	Vice President (appointed in April, 2008)	666
Ms. Zhou Hui	Chief Accountant	960
Mr. Zhao Ping(11)	Chief Engineer (appointed in April, 2008)	667

Sub-total:		4,383
Total		8,669
____________

Notes:

(1)
The remuneration paid by the Company in 2008 includes the basic salaries, performance salaries and pension, please see Note 9 to the Item 17 Financial Statements, “Directors’, supervisors’ and senior management’ emoluments”.

(2)	Wu Dawei has been paid by the Company from January 2008 to August 2008.

(3)	The remuneration of Liu Guoyue excludes the compensation received before appointed as the director amounting to RMB292,000 from January 2008 to April 2008 in the capacity of Vice President of Company.

(4)	The remuneration of Fan Xiaxia excludes the compensation received before appointed as the director amounting to RMB291,000 from January 2008 to April 2008 in the capacity Vice President of Company.

(5)	The remuneration paid was calculated from May 2008 to December 2008.

(6)	The remuneration paid was calculated from January 2008 to April 2008.

(7)
The remuneration of Dai Xinmin excludes the compensation received before appointed as the supervisor amounting to RMB169,000 from January 2008 to April 2008 in the capacity of the Manager of the Audit and Supervisory Department of the Company.

(8)
The remuneration of Lin Weijie excludes the compensation  received before appointed as the vice president amounting to RMB182,000 from January 2008 to March 2008 in the capacity of the Assistant to the President of the Company.

(9)
The remuneration of Ye Xiangdong excludes the compensation received before appointed as the vice president amounting to RMB179,000 from January 2008 to March 2008 in the capacity of  the Assistant to the President of the Company.

(10)
The remuneration of Lin Gang excludes the compensation received before appointed as the vice president amounting to RMB182,000 from January 2008 to March 2008 in the capacity of the Assistant to the President of the Company.

(11)
The remuneration of Zhao Ping excludes the compensation received before appointed as the chief engineer amounting to RMB182,000 from January 2008 to March 2008 in the capacity of the Deputy Chirf Engineer of the Company.

The total remuneration paid to our directors, supervisors and executive officers is comprised of basic salaries, performance salaries and pension. Of these, performance salaries account for approximately 60% of the total remuneration, which are determined on the basis of their performance. In addition, directors and supervisors who are also officers or employees of us receive certain other benefits, such as subsidized or free health care services, housing and transportation, which are customarily provided by large enterprises in the PRC to their employees.  Each of the Company’s independent directors receives annual after-tax cash compensation of RMB60,000. We do not have any service contract with any director that provides for benefits upon termination of employment.

C.	Board practice

As of the end of 2003, we, in accordance with the resolutions passed at a shareholders’ general meeting, have set up four special committees, namely, the Audit Committee, the Strategy Committee, the Nomination Committee, and the Remuneration and Appraisal Committee, and formulated the working regulations for such committees in accordance with the relevant rules and regulations.  All committees operate in accordance with the working rules and utilize their members’ specific background, experience and industry expertise to provide advice to us, so as to enhance our operation efficiency and to make the decision-making process more rationalized.

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

The members of Audit Committee are Mr. Wu Liansheng (Chairman), Mr. Liu Jipeng, Mr. Yu Ning, Mr. Shao Shiwei and Mr. Zheng Jianchao.

The members of Strategy Committee are Mr. Huang Long (Chairman), Mr. Wu Dawei, Mr. Huang Jian, Mr. Liu Guoyue, Mr. Fan Xiaxia, Mr. Shao Shiwei and Mr. Zheng Jianchao.

The members of Nomination Committee are Mr. Shao Shiwei (Chairman), Mr. Fan Xiaxia, Mr. Shan Qunying, Ms. Huang Mingyuan, Mr. Liu Jipeng, Mr. Yu Ning and Mr. Wu Liansheng.

The members of Remuneration and Evaluation Committee are Mr. Liu Jipeng (Chairman), Mr. Liu Guoyue, Mr Xu Zujian, Mr. Liu Shuyuan, Mr. Shao Shiwei, Mr. Zheng Jianchao and Mr. Yu Ning.

D.	Employees

As of December 31, 2008, we employed 28,130 people. Of these, 292 are headquarters management staff, 20,306 are power plant personnel directly involved in the management and operation of the power plants and the remainder are maintenance personnel, ancillary service workers and others.  Over 54% our work force graduated from university or technical college. As of December 31, 2006 and 2007, we had approximately 23,508 and 22,899 employees respectively.

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

Our outstanding ordinary shares consist of A Shares and H Shares, each with a par value of RMB1.00 per share.  The following table set forth certain information regarding our major shareholders as of April 22, 2009.

Shareholder	Number of shares	Approximate percentage in the total issued domestic share capital %	Approximate percentage in the total issued share capital %
Huaneng International Power Development Corporation	5,066,662,118	56.30	42.03
China Huaneng Group(1)	1,075,124,549	11.72	8.92
Hebei Provincial Construction Investment Company	603,000,000	6.70	5.00
____________

Note: (1)
Of the 1,075,124,549 shares, 1,055,124,549 shares are directly held by Huaneng Group, 20,000,000 shares are held by Huaneng Group through its wholly-owned subsidiary, China Hua Neng Hong Kong Company Limited.  In addition, Huaneng Group indirectly holds 22% of our total issued shares through HIPDC, its 51.98% owned subsidiary.

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

In June and July of 2008, through its wholly-owned subsidiary, China Hua Neng Hong Kong Company Limited, Huaneng Group acquired 20 milllion H shares from open market.  As a result, the shareholding of Huaneng Group increased to 8.92%.

Before we were established in 1994, HIPDC and other seven promoters entered into the Shareholders' Agreement dated May 31, 1994 (the "Shareholders' Agreement") which, among other things, grants to HIPDC the right to vote all the shares owned by each of the other promoters so as to enable HIPDC to have majority voting rights in general meetings for so long as we are in existence.  In addition, directors designated by HIPDC will have majority representation on our board of directors and each of the other promoters will have one representative designated by it appointed as a member of our board of directors.  The Shareholders' Agreement also provides that for so long as we are in existence (i) HIPDC and the other signatories to the Shareholders' Agreement will maintain their combined shareholdings to ensure their collective majority control of us, (ii) HIPDC has certain priority rights to purchase the shares held by the other signatories to the Shareholders' Agreement and (iii) if HIPDC does not exercise its priority rights to purchase such shares, each of the signatories to the Shareholders' Agreement other than HIPDC has a priority right to purchase such shares on a pro rata basis and (iv) no shares may be sold or transferred unless their transferees agree to abide by the terms of the Shareholders' Agreement. As a result of the Shareholders' Agreement, HIPDC held 70.09% of the total voting rights of the outstanding shares and, subject to the Shareholders’ Agreement, had the power to control the election of all of our directors and to direct our management and policies.

On May 12, 2006, HIPDC and other promoters (including the shareholders who assumed the rights and obligations of original promoters as a result of  share transfer) entered into an amendment to the Shareholders’ Agreement, pursuant to which, each promoter  shall be entitled to exercise its own voting rights at the shareholders’ general meeting. Consequently, HIPDC currently holds 42.03% of our total voting rights. Since HIPDC's parent company, Huaneng Group, currently holds, directly or through its wholly owned subsidiary, 8.92% of our total voting rights. HIPDC is able to exert control over us when acting in connert with Huaneng Group.

B.	Related party transactions

Guarantees

The table below sets forth information on guarantees provided by Huaneng Group, HIPDC and the Company to the related parties in 2008 for the purposes of financing their operation, construction and renovation.

Guarantor	Guarantee	Interest Rate	Largest Amount Outstanding in 2008	Amount Outstanding As of March 31, 2009
		(%)	(RMB)	(RMB)
Huaneng Group	The Company	6.36	284,332,417	221,565,772
(Ultimate Parent of the Company)	The Company	LIBOR + 0.075	346,638,829	259,517,385
	Luohuang Power Company(1)	5.95	704,735,628	412,197,646
	Qinbei Power Company(2)	LIBOR+0.43	73,045,999	48,827,856
	Qinbei Power Company(2)	LIBOR+0.3	53,386,667	41,446,429
HIPDC	The Company	5.95	453,044,903	264,984,541
	The Company	6.60	357,816,809	260,444,686
	The Company	6.60	145,083,494	108,619,364
	The Company	6.54	562,410,958	350,882,548

	The Company	5.95	523,426,630	367,380,702
	The Company	5.20	4,000,000,000	4,000,000,000
The Company	Rizhao Power Company(3)	7.83	17,000,000	4,250,000
	Rizhao Power Company(3)	7.83	17,000,000	8,500,000
	Rizhao Power Company(3)	7.83	17,000,000	8,500,000
	Rizhao Power Company(3)	7.83	35,062,500	18,062,500
	SinoSing Power Company(4)	LIBOR+1.25	342,025,880	340,131,433
	SinoSing Power Company(4)	LIBOR+1.25	3,009,827,744	2,993,156,611
	SinoSing Power Company(4)	SIBOR+1.25	692,727,450	672,247,489
____________

Notes:

(1)	Luohuang Power Company is a subsidiary of the Company.

(2)	Qinbei Power Company is a subsidiary of the Company.

(3)	Rizhao Power Company is an associate of the Company.

(4)	SingSing Power Company is a subsidiary of the Company.

Loans

The table below sets forth the loans made by Huaneng Group, Huaneng Finance and the Company to the related parties in 2008 for the purposes of financing their operation, construction and renovation.

Loans

Lender	Borrower	Interest Rate	Largest Amount Outstanding in 2008	Outstanding Balance as of March 31, 2009
		(%)	(RMB)	(RMB)
Huaneng Group	The Company	5.02	2,000,000,000	2,000,000,000
(Ultimate Parent of the Company)	Yushe Power Company(1)	4.60	225,000,000	225,000,000
	Yushe Power Company(1)	4.32	75,000,000	75,000,000
	Qinbei Power Company(2)	4.60	375,000,000	375,000,000
	Qinbei Power Company(2)	4.32	125,000,000	125,000,000
Huaneng Finance	Weihai Power Company(3)	5.75	100,000,000	-
(Subsidiary of Huaneng Group)	Weihai Power Company(3)	6.72	50,000,000	-
	Weihai Power Company(3)	6.72	100,000,000	100,000,000
	Weihai Power Company(3)	6.72	100,000,000	100,000,000
	Taicang Power Company(4)	6.16	200,000,000	-
	Taicang II Power Company(5)	6.56	490,000,000	-
	Taicang II Power Company(5)	6.24	90,000,000	90,000,000
	Taicang II Power Company(5)	5.99	200,000,000	200,000,000
	Huaiyin II Power Company(6)	5.43	200,000,000	-
	Huaiyin II Power Company(6)	6.72	200,000,000	-
	Huaiyin II Power Company(6)	6.24	200,000,000	200,000,000
	Yushe Power Company(1)	5.91	40,000,000	-
	Yushe Power Company(1)	6.56	70,000,000	-

	Yushe Power Company(1)	6.56	67,700,000	-
	Yushe Power Company(1)	6.32	30,000,000	-
	Yushe Power Company(1)	6.72	30,000,000	30,000,000
	Yushe Power Company(1)	6.72	100,000,000	100,000,000
	Yushe Power Company(1)	5.10	130,000,000	130,000,000
	Qinbei Power Company(2)	5.75	230,000,000	-
	Qinbei Power Company(2)	5.91	200,000,000	-
	Yueyang Power Company(7)	6.56	130,000,000	-
	Yueyang Power Company(7)	6.48	130,000,000	130,000,000
	Pingliang Power Company(8)	6.16	110,000,000	-
	Pingliang Power Company(8)	6.56	290,000,000	-
	Pingliang Power Company(8)	5.99	150,000,000	150,000,000
	Pingliang Power Company(8)	5.02	140,000,000	140,000,000
	Jinling Power Company(9)	4.78	100,000,000	-
	Jinling Power Company(9)	4.78	100,000,000	-
The Company	Weihai Power Company(3)	7.20	200,000,000	200,000,000
	Weihai Power Company(3)	6.93	200,000,000	200,000,000
	Taicang II Power Company(5)	7.47	500,000,000	500,000,000
	Shidongkou Power Company(10)	5.58	1,500,000,000	1,700,000,000
	Daditaihong(11)	5.58	40,000,000	40,000,000
	Daditaihong(11)	5.31	-	100,000,000
____________

Notes:

(1)	Yushe Power Company is a subsidiary of the Company.

(2)	Qinbei Power Company is a subsidiary of the Company.

(3)	Weihai Power Company is a subsidiary of the Company.

(4)	Taicang Power Company is a subsidiary of the Company.

(5)	Taicang II Power Company is a subsidiary of the Company.

(6)	Huaiyin II Power Company is a subsidiary of the Company.

(7)	Yueyang Power Company is a subsidiary of the Company.

(8)	Pingliang Power Company is a subsidiary of the Company.

(9)	Jinling Power Company is a subsidiary of the Company.

(10)	Shidongkou Power Company is a subsidiary of the Company.

(11)	Daditaihong is a subsidiary of the Company.

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

Transactions with Huaneng Group

On March 25, 2008, we signed a letter of intent with Huaneng Group on the transfer of the equity of SinoSing Power, which is a wholly owned subsidiary of Huaneng Group that was established to acquire 100% equity interest in Tuas Power Ltd. from Temasek Holdings (Private) Limited.  Huaneng Group’s equity investment in SinoSing Power is US$985 million.  On April 29, 2008, we entered into a transfer agreement with Huaneng Group in this regard, pursuant to which we should pay the consideration of US$985 million in full, of which US$788 million settled by assignment of debts and the remaining balance of approximately RMB1.572 billion paid in cash in Renminbi.  On June 27, 2008, we completed the acquisition of SinoSing Power and Tuas Power Ltd., with a total installed capacity of 2,670MW, became one of our indirectly wholly-owned subsidiaries.

On October 21, 2008, we entered into the Huaneng Group Framework Agreement with Huaneng Group, our ultimate controlling shareholder, for a term commencing on January 1, 2009 expiring on December 31, 2009. Pursuant to the Huaneng Group Framework Agreement, we will conduct the following transactions with Huaneng Group and its subsidiaries and associates: (i) purchase of ancillary equipment and parts; (ii) purchase of coal and transportation services; (iii) provision of management services; (iv) leasing of power transmission facilities, land and office spaces; and (v) purchase of technical services and engineering contracting services.

Transactions with Huaneng Finance

On October 21, 2008, we entered into the Huaneng Finance Framework Agreement with Huaneng Finance, a subsidiary of Huaneng Group, for a term commencing on January 1, 2009 and expiring on December 31, 2011. Pursuant to the Huaneng Finance Framework Agreement, we will enter into the following transactions with Huaneng Finance: (i) placing cash deposits by us with Huaneng Finance; (ii) provision of notes discounting services by Huaneng Finance to us; and (iii) provision of loan advancement by Huaneng Finance to us. Such transactions will be conducted on an on-going basis and will constitute continuing connected transactions under the Hong Kong Listing Rules. During the period from 2009 to 2011, the maximum outstanding balance of the deposits to be placed with Huaneng Finance under the Huaneng Finance Framework Agreement, on a daily basis, will not exceed RMB 6 billion.As of December 31, 2008, we placed with Huaneng Finance current deposits of approximately RMB3,540 million, which bore interest rates ranging from 0.36% to 1.44% per annum.

Entrusted Management Agreement with Huaneng Group and HIPDC

In 2007, we entered into an Entrusted Management Agreement with Huaneng Group and HIPDC in relation to the management of their thermal power plants (the “2007 Entrusted Management Agreement”).  Our services include, comprehensive planned management, annual planned management, power operation and sale management, production management of power plants, fuel management, construction management, financial management, human resources and labor wages management, comprehensive affairs management, shareholding management and reporting/co-ordination management. The 2007 Entrusted Management Agreement has a term of 3 years.  Upon the expiry of such agreement, unless any party intends otherwise, it will continue to be operational.  The 2007 Entrusted Management Agreement may also be terminated by, inter alia, (i) Huaneng Group and/or HIPDC giving 30 days notice to us or (ii) we giving 90 days notice to Huaneng Group and/or HIPDC. By entering into the 2007 Entrusted Management Agreement, we will further accumulate management experience as a result of the expansion of our operation scale and set a precedent for large-scale and multi-entities entrusted management in the PRC.  The 2007 Entrusted Management will also enable us to obtain direct knowledge of the development status of more power markets, thereby exploring new development opportunities.

Coal purchases

In 2008, we paid RMB4,198.34 million and RMB167.15 million to Huaneng Energy & Communications Holdings Co., Ltd. (“HEC”) and its subsidiaries and Hulunbeier Energy Company Ltd. (“Hulunbeier Energy”) which are the subsidiaries of Huaneng Group for coal purchase. Hulunbeier Energy Company Ltd. is the parent company of Zhalainuoer Coal Mining Company Ltd. (“Zhalainuoer Coal”), which controls the coal transactions with the Company and its subsidiaries. Hence, the disclosures of related party are changed from Zhalainuoer Coal in 2007 to Hulunbeier Energy.For a detailed discussion of related party transactions, see Note 7 to the Financial Statements.

C.	Interests of experts and counsel

Not applicable.

ITEM 8	Financial Information

A.	Consolidated statements and other financial information

See pages F-1 to F-78.

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

Our board has proposed a final dividend of RMB0.10 per ordinary share for the year ended December 31, 2008, which is equivalent to RMB4.0 per ADS. The total dividend to be paid amounted to approximately RMB1.206 billion.

B.	Significant changes

On February 24, 2009, we issued RMB5.0 billion of unsecured short-term debenture at their nominal value bearing coupon rate of 1.88% per annum and with a maturity period of 365 days.

In the three months ended March 31, 2009, our total domestic power generation on a consolidated basis amounted to 41.824 billion kWh, representing a decrease of 9.28% from the total domestic power generation of the same period in 2008. We realized unaudited consolidated operating revenues of RMB16.116 billion in the three months ended March 31, 2009, representing an increase of 19.08% over the same period last year. The unaudited consolidated net profit attributable to shareholders of the Company amounted to RMB550 million in the three months ended March 31, 2009, representing an increase of 127.27% over the same period last year. These unaudited financial data were prepared in accordance with PRC GAAP.

ITEM 9	The Offer and Listing

A.	Offer and listing details and markets

The Company's ADSs have been listed on the New York Stock Exchange since October 6, 1994.  The table below sets forth, for the periods indicated, the high and low closing prices of the ADSs on the New York Stock Exchange.

	Closing Price Per ADS
	High	Low
	(US$)	(US$)

2004	86.91	27.30
2005	31.24	26.21
2006	36.35	24.05
2007	57.12	33.19
2008	42.15	16.57

2007 First Quarter	40.45	32.01
Second Quarter	46.45	35.58

	Closing Price Per ADS
	High	Low
	(US$)	(US$)
Third Quarter	53.00	37.83
Fourth Quarter	57.12	37.83

2008 First Quarter	42.15	24.00
Second Quarter	36.85	26.00
Third Quarter	34.87	24.74
Fourth Quarter	29.47	16.57
2008 October	27.63	16.58
November	27.41	16.57
December	29.47	22.25

2009 January	31.03	23.22
February	30.42	25.71
March	29.99	22.65

______________

Source: Reuters

Each ADS represents 40 Overseas Listed Foreign Shares.  As of March 31, 2009, there were 147 registered holders of American Depositary Receipts evidencing ADS.

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

	Closing Price Per H shares
	High	Low
	(HK$)	(HK$)

2004	13.45	6.05
2005	6.10	5.10
2006	7.00	4.70
2007	10.8	6.51
2008	8.22	2.96

2007 First Quarter	7.77	6.51
Second Quarter	8.95	6.85
Third Quarter	10.74	7.24
Fourth Quarter	10.8	7.41

2008 First Quarter	8.22	4.61
Second Quarter	7.03	4.76
Third Quarter	6.49	4.78
Fourth Quarter	5.76	2.96
2008 October	5.37	2.96
November	5.56	3.13
December	5.76	4.50

2009 January	6.00	4.45
February	5.84	4.91
March	5.80	4.85

_______________

Source: Reuters

As of March 31, 2009, there were 552 registered holders of H Shares.

ITEM 10	Additional Information

A.	Share capital

Not applicable.

B.	Memorandum and articles of association

The following is a brief summary of certain provisions of our Articles of Association, as amended, the Company Law and certain other applicable laws and regulations of the PRC.  Such summary does not purport to be complete.  For further information, you and your advisors should refer to the text of our Articles of Association, as amended, and to the texts of applicable laws and regulations.

Objects and Purposes

We are a joint stock limited company established in accordance with the Standard Opinion for Joint Stock Limited Companies (the “Standard Opinion”) and certain other relevant laws and regulations of the PRC. We are registered with the PRC State Administration for Industry and Commerce with business license number Qi Gu Guo Zi No. 000496.  Article 10 of our Articles of Association provides that our scope of businesses includes, among other things, investment, construction, operation and management of power plants and development, investment and operation of other export-oriented enterprises related to power plants.

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

We are prohibited from making loans or providing guarantees to our directors and their associates except where such loan or guarantee is made or provided under a service contract as approved by our shareholders at the shareholders’ general meeting and to meet expenditure requirement incurred or to be incurred by the director for the purposes of the Company or for the purpose of enabling the director to perform his or her duties properly.

Matters relating to the remuneration of our directors shall be determined by the shareholders' general meeting.

Dividends

Distribution of dividends may be proposed by our board of directors for approval by an ordinary resolution of our shareholders at the shareholders’ general meeting. The Articles of Association allows for cash or stock dividends.

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

Voting Rights and Shareholders’ Meetings

Our board of directors shall convene a shareholders’ annual general meeting once every year and within six months from the end of the preceding financial year. Our board shall convene an extraordinary general meeting within two months after the occurrence of any one of the following events:

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

All shareholders’ meetings must be convened by our board by written notice given to shareholders not less than 45 days before the meeting. Based on the written replies received by us 20 days before a shareholders’ meeting, we shall calculate the number of voting shares represented by shareholders who have indicated that they intend to attend the meeting. Where the number of voting shares represented by those shareholders amount to more than one-half of our total voting shares, we shall convene the shareholders’ general meeting. Otherwise, we shall, within five days before holding the shareholders’ general meeting, inform the shareholders again of the motions to be considered and the date and venue of the meeting by way of public announcement. After the announcement is made, the shareholders’ meeting may be convened. The accidental omission by us to give notice of a meeting to, or the non-receipt of notice of a meeting by, a shareholder will not invalidate the proceedings at that shareholders’ meeting.

Shareholders at meetings have the power, among other things, to examine and approve our profit distribution plans and plans to recover loses, the annual budget, an increase or reduction of registered share capital, the reports of our board of directors and supervisory committee, the issuance of debentures, and the plans for merger, division, dissolution or liquidation; to elect or remove our directors and supervisors; and to review and amend our Articles of Association. In addition, the rights of a class of shareholders may not be modified or abrogated, unless approved by a special resolution of shareholders at a general shareholders’ meeting and by a special resolution of shareholders of that class of shares at a separate meeting. Our Articles of Association enumerate, without limitation, certain amendments which would be deemed to be a modification or abrogation of the rights of a class of shareholders, including increasing or decreasing the number of shares of such class or the number of shares of a class with voting or distribution rights or privileges equal or superior to the shares of such class, removing or reducing rights to receive dividends in a particular currency, and creating shares with voting or distribution rights or privileges equal or superior to shares of such class.

Each share is entitled to one vote on all such matters submitted to a vote of our shareholders at the shareholders’ general meetings, except for meetings of a special class of shareholders where only holders of shares of the affected class are entitled to vote on the basis of one vote per share of the affected class.

Shareholders are entitled to attend and vote at meetings either in person or by proxy. Proxies must be in writing and deposited at our legal address, or such other place as is specified in the meeting notice, not less than 24 hours before the time for holding the meeting at which the proxy proposes to vote or the time appointed for the passing of the relevant resolution(s). When the instrument appointing a proxy is executed by the shareholder’s attorney-in-fact, such proxy when deposited must be accompanied by a notary certified copy of the relevant power of attorney or other authority under which the proxy was executed.

Except for those actions discussed below which require supermajority votes (‘‘special resolutions’’), resolutions of the shareholders are passed by a simple majority of the voting shares held by shareholders who are present in person or by proxy. Special resolutions must be passed by more than two-thirds of the voting shares held by shareholders who are present in person or by proxy.

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

Liquidation Rights

In the event of our liquidation, the ordinary shares held by overseas shareholders will rank pari passu with the ordinary shares held by the domestic shareholders, and any of our assets remaining after payments (in order of priority) of (a) the costs of liquidation (b) wages and social insurance fees payable to or for our employees for the past three years prior to the date of liquidation; (c) overdue taxes and tax surcharges, funds and other amounts payable pursuant to the applicable administrative regulations; and (d) bank loans, corporate bonds and other debts, will be divided among our shareholders in accordance with the class of shares and their proportional shareholdings.

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

(2)  to approve the expropriation by a director or supervisor (for his or her own benefit or for thebenefit of another person) of our assets in any way, including, without limitation, opportunities which may benefit us; or

(3)  to approve the expropriation by a director or supervisor (for his or her own benefit or for the benefit of another person) of the individual rights of other shareholders, including, without limitation, rights to distributions and voting rights (save according to a restructuring of our company which has been submitted for approval by the shareholders in a general meeting in accordance with our Articles of Association).

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

There are also requirements under the Listing Rules for us to obtain prior shareholders’ approval and/or to disclose to shareholders details of certain acquisitions or disposals of assets and other transactions (including transactions with controlling shareholders).

Sources of Shareholders’ Rights

The PRC’s legal system is based on written statutes and is a system in which decided legal cases have little precedent value. Prior to the effectiveness of the Company Law, the PRC did not have a comprehensive body of laws governing joint stock limited companies. The rights and obligations of our shareholders are principally contained in our constitutive documents and the Standard Opinion, under which we were established.

In December 1993, the Standing Committee of the 8th National People’s Congress adopted the PRC Company Law, which superseded the Standard Opinion. In accordance with Article 229 of the Company Law, we must comply with the relevant requirements of the Company Law within an unspecified time period. As a result, we amended our Articles of Association pursuant to the Company Law on June 6, 1995. On October 27, 2005, the Company law was amended by the Standing Committee of the 10th National People’s Congress, and came into force on January 1, 2006.

Currently, the primary sources of shareholder's rights are our Articles of Association, as amended, the PRC Company Law and the Listing Rules of the Hong Kong Stock Exchange, which, among other things, impose certain standards of conduct, fairness and disclosure on us, our directors and our controlling shareholder. To facilitate the offering and listing of shares of PRC companies overseas, and to regulate the behavior of companies whose shares are listed overseas, the State Council Securities Committee and the State Commission for Restructuring the Economic System issued on August 27, 1994 the Mandatory Provisions for Articles of Association of Company Listing Overseas (the ‘‘Mandatory Provisions’’). These Mandatory Provisions become entrenched in that, once they are incorporated into the Articles of Association of a PRC company, any amendment to those provisions will only become effective after approval by the State-owned Assets Supervision and Administration Commission of the State Council. The Listing Rules require a number of additional provisions to the Mandatory Provisions to be included in the Articles of Association of PRC companies listing H Shares on the Hong Kong Stock Exchange (the ‘‘Additional Provisions’’). The Mandatory Provisions and the Additional Provisions have been incorporated into our Articles of Association.

In addition, upon the listing of and for so long as the H Shares are listed on the Hong Kong Stock Exchange, we are subject to the relevant ordinances, rules and regulations applicable to companies listed on the Hong Kong Stock Exchange, including the Listing Rules of the Hong Kong Stock Exchange, the Securities (Disclosure of Interests) Ordinance (the ‘‘SDI Ordinance’’), the Securities (Insider Dealing) Ordinance and the Hong Kong Codes on Takeovers and Mergers and Share Repurchases (the ‘‘Hong Kong Takeovers and Repurchase Codes’’).

Enforceability of Shareholders’ Rights

There has not been any public disclosure in relation to the enforcement by holders of H Shares of their rights under constitutive documents of joint stock limited companies or the Company Law or in the application or interpretation of the PRC or Hong Kong regulatory provisions applicable to the PRC joint stock limited companies.

The Company Law, as amended in October 2005 and effective in January 2006, has granted shareholders with the rights to bring derivative suits. Within the Company Law, Shareholders holding more than 1 percent of the shares of the company for more than 180 consecutive days are entitled to request the supervisory committee (in terms of directors and senior management) or the board of directors (in terms of supervisors) to bring legal proceedings, or bring legal proceedings in their own name on behalf of the company where it is in emergency and the Company will be subject to irreparable loss if not to do so, against directors, supervisors or senior management who fail to comply with the laws and regulations or the company’s Articles of Association in the course of performing their duties and cause loss to the company;

Our Articles of Association provide that all differences or claims:

•	between a holder of H Shares and us;

•	between a holder of H Shares and any of our directors, supervisors, general managers or other senior officers; or

•
between a holder of H Shares and a holder of domestic ordinary shares, arising from any provision of our Articles of Association, any right or obligation conferred or imposed by the Company Law or any other relevant law or administrative regulation which concerns our affairs must, with certain exceptions, be referred to arbitration at either the China International Economic and Trade Arbitration Commission in the PRC or the Hong Kong International Arbitration Center. Our Articles of Association provide that such arbitration will be final and conclusive. In June 1999, an arrangement was made between the People’s Courts of the PRC and the courts of Hong Kong to mutually enforce arbitration rewards rendered in the PRC and Hong Kong according to their respective laws. This new arrangement was approved by the Supreme Court of the PRC and the Hong Kong Legislative Council and became effective on February 1, 2000.

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

We have appointed CT Corporation System, New York, as our agent to receive service of process with respect to any action brought against us in certain courts in New York under the United States federal and New York State’s securities laws. However, as the PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts within the United States, the United Kingdom, Japan or most other the Organization for Economic Cooperation and Development countries, administrative actions brought by regulatory authorities, such as the Commission, and other actions which result in foreign court judgments, could (assuming such actions are not required by PRC law and the Articles of Association to be arbitrated) only be enforced in the PRC on a reciprocal basis or according to relevant international treaty to which China is a party if such judgments or rulings do not violate the basic principles of the law of the PRC or the sovereignty, security and public interest of the society of the PRC, as determined by a People’s Court of the PRC which has the jurisdiction for recognition and enforcement of judgments. We have been advised by our PRC counsel, Haiwen & Partners, that there is uncertainty as to the enforceability in the PRC of actions to enforce judgments of United States courts arising out of or based on the ownership of H Shares or ADSs, including judgments arising out of or based on the civil liability provisions of United States federal or state securities laws.

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

We are required to maintain original share register for holders of H Shares in Hong Kong and a copy of the register at our legal address. Shareholders have the right to inspect and, for a reasonable charge, to copy the share register. No transfers of ordinary shares shall be recorded in our share register within 30 days prior to the date of a shareholders’ general meeting or within 5 days prior to the record date established for the purpose of distributing a dividend.

We have appointed Hong Kong Registrars Limited to act as the registrar of our H Shares. This registrar maintains our register of holders of H Shares in Hong Kong and enters transfers of shares in such register upon the presentation of the documents described above.

C.	Material contracts

See “Item 7.  Major Shareholders and Related Party Transactions — B. Related Party Transactions” for certain arrangements we have entered into with HIPDC and Huaneng Group.

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

The conversion of Renminbi into foreign currencies, including US dollars, has historically been set by the People's Bank of China based on the previous day’s PRC inter-bank foreign exchange market rate and current exchange rates on the world financial markets.  On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the US dollar. Under the new policy, the Renminbi is permitted to fluctuate within a band against a basket of certain foreign currencies based on market supply and demand.  This change in policy resulted initially in an approximately 2.0% appreciation in the value of the Renminbi against the US dollar.  Since the adoption of this new policy, the value of Renminbi against the US dollar has fluctuated on a daily basis within narrow ranges, but overall has further strengthened against the US dollar.  In the second half of 2008, the overall appreciation in the value of the Renminbi against the US dollar has discontinued, and the value of Renminbi against the US dollar fluctuated within narrow ranges.  There remains significant international pressure on the PRC government to further liberalize its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the US dollar. However, there is no assurance that there will not be a devaluation of Renminbi in the future. If there is such a devaluation, our debt servicing cost will increase and the return to our overseas investors may decrease.

The following table sets forth the noon buying rates in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) for the periods indicated:

	Noon Buying Rate
Period	End	Average(1)	High	Low
	(RMB per US$1.00)
2004	8.2765	8.2767	8.2774	8.2764
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.6052	8.0300	7.7232
2008	6.8225	6.8193	7.2946	6.7800
October	6.8388	6.8358	6.8521	6.8171
November	6.8254	6.8281	6.8373	6.8220
December	6.8225	6.8539	6.8842	6.8225
2009 January	6.8392	6.8360	6.8392	6.8225
February	6.8395	6.8363	6.8470	6.8241
March	6.8329	6.8360	6.8438	6.8240

Note: (1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

E.	Taxation

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

Enterprises

In accordance with the New Enterprise Income Tax Law that became effective on January 1, 2008, dividends derived from the revenues accumulated from January 1, 2008 and are paid by PRC companies to non-resident enterprises are generally subject to a PRC withholding tax levied at a rate of 10% unless exempted or reduced pursuant to an applicable double-taxation treaty or other exemptions. Dividends paid by PRC companies to resident enterprises, including enterprises established under the laws of non-PRC jurisdictions but whose “de facto management body” is located in the PRC, are not subject to any PRC withholding tax, unless the dividends are derived from the publicly traded shares which have not been held continuously by the resident enterprises for twelve months.  According to the Notice on the Issues Concerning Withholding the Enterprise Income Tax on the Dividends Paid by Chinese Resident Enterprise to H Share Holders Which Are Overseas Non-resident Enterprises issued by the State Administration of Taxation on November 6, 2008, Chinese resident enterprises are required to withhold PRC enterprise income tax at the rate of 10% on dividends paid for 2008 and later years payable to their respective H Shares holders who are non-resident enterprises.  Regarding our proposed cash dividends to overseas investors relating to the year of 2008, we are currently applying for an exmption of withholding tax because such dividends are derived from the distributable profits accumulated before January 1, 2008.

Capital gains tax on sales of shares

As discussed above, gains realized upon the sale of overseas shares issued by PRC companies by foreign individual investors are not subject to tax on capital gains.

In accordance with the New Enterprise Income Tax Law, capital gains realized by foreign enterprises which are non-resident enterprises in China upon the sale of oversea shares are generally subject to a PRC withholding tax levied at a rate of 10%, unless exempted or reduced pursuant to an applicable double-taxation treaty or other exemptions. The capital gains realized by resident enterprises, including enterprises established under the laws of non-PRC jurisdictions but whose “de facto management body” is located in the PRC, upon the sales of oversea shares are subject to the PRC corporate income tax.

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

Taxation of the Company

Income tax

Prior to January 1, 2008, according to the relevant income tax law, foreign invested enterprises were, in general, subject to statutory income tax of 33% (30% enterprise income tax and 3% local income tax). If these enterprises are located in certain specified locations or cities, or are specifically approved by State Tax Bureau, a lower tax rate would be applied. Effective from January 1, 1999, in accordance with the practice notes on the PRC income tax laws applicable to foreign invested enterprises investing in energy and transportation infrastructure businesses, a reduced enterprise income tax rate of 15% (after the approval of State Tax Bureau) was applicable across the country. We applied this rule to all of our wholly owned operating power plants after obtaining the approval of State Tax Bureau. In addition, certain power plants were exempted from enterprise income tax for two years starting from the first profit-making year, after offsetting all tax losses carried forward from the previous years (at most of five years), followed by a 50% reduction of the applicable tax rate for the next three years. The statutory income tax was assessed individually based on each of their results of operations.

On March 16, 2007, the Enterprise Income Tax Law of PRC, or the New Enterprise Income Tax Law, was enacted, and became effective on January 1, 2008.  The New Enterprise Income Tax Law imposes a uniform income tax rate of 25% for domestic enterprises and foreign invested enterprises. Therefore, our power plants  subject to a 33% income tax rate prior to January1, 2008 are subject to a lower tax rate of 25% starting on January 1, 2008. With regard to our power plants entitled to a reduced enterprise income tax rate of 15% prior to January 1, 2008, their effective tax rate is being gradually increased to 25% within a five-year transition period commencing on January 1, 2008. Accordingly, the effective tax rate of our wholly-owned power plants will increase over time. In addition, although our power plants currently entitled to tax exemption and reduction under the current income tax laws and regulations will continue to enjoy such preferential treatments until the expiration of the same, newly established power plants will not be able to benefit from such tax incentives, unless they can satisfy specific qualifications, if any, provided by then effective laws and regulations on preferential tax treatment.

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

A beneficial owner of the H shares or ADSs that is not a US Holder is referred to herein as a “Non-US Holder”.

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

Dividends

Any cash distributions paid by the Company out of earnings and profits, as determined under United States federal income tax principles, will be subject to tax as ordinary dividend income and will be includible in the gross income of a US Holder upon receipt.  Cash distributions paid by the Company in excess of its earnings and profits will be a return of capital to the extent of the US Holder's adjusted tax basis in its shares or ADSs, which will not be subject to tax.  Any excess will be treated as gain from the sale or exchange of a capital asset which will be treated as discussed below.  Dividends paid in Hong Kong Dollar will be includible in income in a United States Dollar amount based on the United States Dollar - Hong Kong Dollar exchange rate prevailing at the time of receipt of such dividends by the depositary, in the case of ADSs, or by the US Holder, in the case of H shares held directly by such US Holder.  A non-corporate holder of ADS or shares of Common Stock will generally be subject to tax on such dividend income at a maximum U.S. federal rate of 15% rather than the marginal tax rates generally applicable to ordinary income.  Dividends received on H shares or ADSs will not be eligible for the dividends received deduction allowed to corporations.  Any subsequent gain or loss in respect of such Hong Kong Dollar arising from exchange rate fluctuations will be ordinary income or loss.  This gain or loss will generally be treated as United States source income for United States foreign tax credit limitation purposes.  If the Depository converts the Hong Kong Dollar to US Dollar on the date it receives such Hong Kong Dollar, United States persons will not recognize any such gain or loss.

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

Detailed information relating to the available-for-sale investments is disclosed in Note 14 to the financial statements. Being a strategic investment in nature, the Company has a director in the Board of the investee and exercises influence in safeguarding the interest. The Company and its subsidiaries also closely monitor the pricing trends in the open market in determining their long-term strategic stakeholding decisions.

Foreign exchange rate risk

A portion of our Renminbi revenues are converted into other currencies to (i) repay our debts denominated in currencies other than RMB, and (ii) pay for imported equipment.

The exchange rate of Renminbi to foreign currencies may fluctuate and is affected by, among other things, changes in China's political and economic conditions.  The conversion of Renminbi into foreign currencies, including US dollars, has historically been set by the People's Bank of China.  On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the US dollar.  Under the policy, the Renminbi is permitted to fluctuate within a band against a basket of certain foreign currencies.  This change in policy resulted initially in an approximately 2.0% appreciation in the value of the Renminbi against the US dollar.  Since the adoption of this new policy, the value of Renminbi against the US dollar has fluctuated on a daily basis within narrow ranges, but overall has further strengthened against the US dollar.  There remains significant international pressure on the PRC government to further liberalize its currency policy. We cannot assure you that any future movements in the exchange rate of the Renminbi against the US dollar and other currencies will not adversely affect our results of operations and financial conditions.

Our revenues from SinoSing Power and its subdiary, Tuas Power, are collected in Singapore dollars.  The foreign currency borrowings of SinoSing Power and Tuas Power are denominated in US dollars. The value of Singapore dollar against US dollar has fluctuated along with the international financial market, which exposes SinoSing Power and Tuas Power to exchange rate risk. SinoSing Power and its subsidiaries also exposed to foreign exchange risk on fuel purchase that is denominated primarily in US dollars. They use forward exchange contracts to hedge almost all of its estimated foreign exchange exposure in respect of forecast fuel purchases over the following three months. The Company and its subsidiaries classify its forward foreign currency contracts as cash flow hedges.

The following table provides information, by maturity date, regarding our foreign currency sensitive financial instruments, which consist of bank balances and cash, short-term and long-term debt obligations, capital commitments and forward exchange contracts as of December 31, 2008 and average interest rates for the year ended December 31, 2008.

(RMB expressed in million, except interest rate and exchange rate)

	As of December 31, 2008
	Expected Maturity Date						Total recorded value	Fair value
	2009	2010	2011	2012	2013	Thereafter
On-balance sheet financial instruments
Bank balances and cash:
In US Dollar	157	-	-	-	-	-	157	157
In Japanese Yen	6	-	-	-	-	-	6	6

Debts
Fixed rate bank loans (US Dollar)	656	649	647	158	35	54	2,199	2,266
Average interest rate	6.227%	6.260%	6.465%	6.360%	6.360%	6.360%

Fixed rate bank loans (Euro)	52	52	51	51	51	280	537	466
Average interest rate	2.000%	2.000%	2.000%	2.000%	2.000%	2.000%

Variable rate bank and other loans (US Dollar)	63	63	484	474	3,826	4,106	9,016	9,065
Average interest rate	3.164%	3.162%	3.174%	3.187%	2.901%	2.895%

Variable rate other loans (JPY)	18	18	9	-	-	-	45	45
Average interest rate	1.311%	1.311%	1.311%	-	-	-

Capital commitments (US Dollar)	28	17	2	-	-	-	47	47
Capital commitments (Euro)	1	-	-	-	-	-	1	1
Gas purchase commitments (US Dollar)	6,235	6,235	6,235	6,235	6,235	655	31,830	31,830
Forward exchange contracts (Receive US$/Pay S$)
Contract amount	2,234	67	4	-	-	-	2,305	(11)
Average Contractual Exchange Rate	1.46	1.44	1.37	NA	NA	NA	NA	NA

Note:

(1)            The interest rates for variable rate bank and other loans are calculated based on the individual year end indices.

Due to the acquisition of SinoSing Power, the loans denominated in US dollar increased from RMB3.47 billion as of December 31, 2007 to RMB11.22 billion as of December 31, 2008. The outstanding balance of the Company’s loans denominated in foreign currencies other than US dollar has decreased continually as a result of repayments of the loans by the Company according to agreed-upon repayment schedules.  The loans denominated in JPY decreased from RMB90 million as of December 31, 2005 to RMB45 million as of December 31, 2008.  The loans denominated in Euro decreased from RMB702 million as of December 31, 2005 to RMB537 million as of December 31, 2008.

Interest rate risk

We are exposed to interest rate risk primarily resulting from fluctuations in interest rates on our debts. Upward fluctuations in interest rates increase the cost of new variable rate debts and the interest cost of outstanding floating rate borrowings.

At present, the interest rate of the Company's loans with the term of more than one year denominated in RMB is subject to the change on the benchmark interest rate published and adjusted by the People’s Bank of China. Different interest rate level corresponds to loans with different term. On the other hand, the interest rate of the Company's loans with the term of one year or less is not subject to the change in such benchmark interest rate in accordance with the loan agreements. New loan contracts entered hereafter will be subject to current benchmark interest rate. A portion of the Company’s loans denominated in foreign currency are fixed rate loans, which are not subject to the changes in market interest rate.  Due to the loan borrowed in relation to the acquisition of SinoSing Power, the portion of the loans denominated in foreign currency with floating interest rate increased, which subjects the finance cost of the Company to the fluctuation of market interest rate.

The loans borrowed by SinoSing Power are denominated in US dollars and Singapore dollars, and the majority of them are with floating interest rate, which subjects the finance cost of the Company to the fluctuation of market interest rate. In addition, SinoSing Power expects to refinance through bridge loans in 2009 and may be subject to certain interest rate risk due to the instability of the international financial market.

The following table provides information, by maturity date, regarding our interest rate sensitive financial instruments, which consist of fixed rate loans, variable rate loans, short-term bonds and long-term bonds as of December 31, 2008 and average interest rates for the year ended December 31, 2008 and the following years

(RMB expressed in millions, except interest rate)
	As of December 31, 2008
	Expected Maturity Date						Total recorded value	Fair value
	2009	2010	2011	2012	2013	Thereafter
Debts
Fixed rate shareholder's, bank and other loans	24,533	14,685	9,205	4,081	4,328	17,015	73,847	73,765
Average interest rate	6.159%	6.186%	6.225%	6.208%	6.169%	6.147%

Variable rate bank and other loans	10,758	81	493	474	4,519	4,146	20,471	20,471
Average interest rate	3.109%	3.110%	3.120%	3.130%	2.914%	2.910%

Short-term bonds	5,096	-	-	-	-	-	5,096	5,096
Average interest rate	5.251%	-	-	-	-	-

Long-term bonds	-	-	-	985	-	8,850	9,835	11,306
Average interest rate	5.854%	5.854%	5.854%	5.854%	5.823%	5.823%
Note:

(1)	The interest rates for variable rate bank and other loans are calculated based on the individual year end indices.

As of December 31, 2008, the Company’s floating rate loans denominated in foreign currency amounted to RMB9,061 million, accounting for approximately 76.81% of the total foreign loans, most of which was denominated in US dollar, and the average credit spread is 106 bps.In addition, SinoSing Power’s loans denominated in Singapore dollar are floating rate loans and amounted to RMB11.410 billion as of December 31, 2008. The interest rates of the loans denominated in US dollar and Singapore dollar are relatively low at the current market condition and there would be no drastic fluctuation within the foreseeable period, thus it would not cause any material adverse effect on the finance cost of the Company. The Company has paid special attention to the trend of international interest rate market by keeping up with the market conditions and predicting the future trend, and has made efforts to explore the feasibility of risk management by application of derivative financial instruments.  The Company expects to implement the relevant plan according to its internal approval procedures and use interest rate swap and other derivative financial instruments to control its interest rate risk upon appropriate time.

Due to the acquisition of SinoSing Power, the balance of floating rate loans increased from RMB473 million as of December 31, 2007 to RMB20,471 million as of December 31, 2008. As a result of the increased scale of the floating rate loans, the Company’s exposure to interest rate risk related to floating rate loans has increased.

Commodity price risk

We exposed to fuel price risk on fuel purchases. The Company and its subsidiaries entered into various long-term agreements to avoid the significant price changes. SinoSing Power and its subsidiaries also use fuel oil swap to hedge against such risk. The table below provides information about the fuel swap contracts that are sensitive to changes in fuel prices, including contract volumes, the weighted average contract prices, and the total contract amount by expected maturity dates.

	As of December 31, 2008
	Expected Maturity Date						Total recorded value	Fair value
	2009	2010	2011	2012	2013	Thereafter
Fuel swap contracts
Contract Volumes (MT)	514,075	18,615	270	-	-	-	532,960	NA
Weighted Average Price (US$/MT)	409.67	411.17	733.33	NA	NA	NA	NA	NA
Contract Amount (RMB ’million)	1,439	53	1	-	-	-	1,493	(534)

For other detailed information of the market risk, please refer to the Note 3(a) to the "Financial Statements ".

ITEM 12	Description of Securities Other than Equity Securities

Not applicable.

PART II.

ITEM 13	Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

ITEM 15	Controls and Procedures

Disclosure Controls and Procedures

Our management, with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of December 31, 2008 (the "Evaluation Date"), the end of the fiscal year covered by this annual report. Based on this evaluation, our principal executive officer and principal financial officer have concluded that, as of the Evaluation Date, our disclosure controls and procedures were effective.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in the Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our chairman of the board, or principal executive officer, and chief accountant, or principal financial officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting based upon the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this annual report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2008 at providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The effectiveness of the Company’s internal control over financial reporting as of December 31, 2008 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report which appears herein.

SinoSing Power Pte. Ltd. (“SinoSing Power”) and its subsidiaries, which were acquired by us and consolidated into our financial statements in 2008, were excluded from the scope of our management assessment and auditor attestation requirements for internal control over financial reporting for the fiscal year ended December 31, 2008.  Their total assets in aggregate represent 14% and total revenues in aggregate represent 15% of the Company's related consolidated financial statement amounts as of and for the years ended December 31, 2008.

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

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2008, there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16	Reserved

ITEM 16A	Audit Committee Financial Expert

The Board of Directors has determined that Mr. Wu Liansheng and Mr. Liu Jipeng qualify as Audit Committee Financial Experts in accordance with the terms of Item 16A of Form 20-F.  Mr. Wu Liansheng and

Mr. Liu Jipeng were respectively appointed as our independent non-executive directors on May 13, 2008.  See "Item 6 Directors, Senior Management and Employees — A. Directors, members of the supervisory committee and senior management”.

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

PricewaterhouseCoopers has served as our independent public auditors for each of the fiscal years in the two-year period ended December 31, 2008, for which audited consolidated financial statements appear in this annual report on Form 20-F.

The following table shows information about fees payable by us to PricewaterhouseCoopers:

	For the year ended December 31,
(RMB million)	2008	2007

Audit fees	25.0	29.9
Audit-related fees	0.2	0.5
Tax fees	-	-
All other fees	-	-
Total	25.2	30.4

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

ITEM 16D	Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

ITEM 16F	Change in Registrant's Certifying Accountant

Not applicable.

ITEM 16G	Corporate Governance

Comparison of New York Stock Exchange corporate governance rules and China corporate governance rules for listed companies:under the amended Corporate Governance Rules of New York Stock Exchange (NYSE), foreign issuers (including the Company) listed on the NYSE are required to disclose a summary of the significant differences between their domestic corporate governance rules and NYSE corporate governance rules that would apply to a U.S. domestic issuer.  A summary of such differences is listed below:

NYSE corporate governance rules	Corporate governance rules applicable to the domestically listed companies in China and the Company’s governance practices
Director Independence
A listed company must have a majority of independent directors on its board of directors. No director qualifies as “independent’’ unless the board of directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). In addition, a director must meet certain standards to be deemed independent. For example, a director is not independent if the director is, or has been within the last three years, an employee of the listed company, or if the director has received, during any twelve-month period within the last three years, more than US$120,000 in direct compensation from the listed company.

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
The board of directors of a listed company may, through the resolution of the shareholders’ meeting, establish a nominating committee composed entirely of directors, of which the independent directors shall be the majority and the convener. The Company has established a nominating committee.

The nominating/corporate governance committee must have a written charter that addresses the committee’s purposes and responsibilities which, at minimum, must be to: search for eligible people for the board of directors, select and nominate directors for the next session of the shareholders’ annual meeting, study and propose corporate governance guidelines, supervise the evaluation of the board of directors and management, and evaluate the performance of the committee every year.

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
The board of directors of a listed company can, through the resolution of shareholders’ meeting, have a compensation and evaluation committee composed entirely of directors, of whom the independent directors are the majority and act as the convener.

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

  (1) review and approve the corporate goals associated with CEO’s compensation, evaluate the performance of the CEO in fulfilling these goals, and based on such evaluation determine and approve the CEO’s compensation level;

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

The board of directors of a listed company can, through the resolution of the shareholders’ meeting, establish an audit committee composed entirely of directors, of which the independent directors are the majority and act as the convener, and, at minimum, one independent director is an accounting professional.

The written charter of the audit committee must specify that the purpose of the audit committee is to assist the board oversight of the integrity of financial statements,	The responsibilities of the audit committee are similar to those stipulated by the NYSE rules, but according to the domestic practices, the Company the company’s compliance with legal and regulatory requirements, qualifications and independence of independent auditors and the performance of the listed company’s internal audit function and independent auditors.

is not required to make an annual performance evaluation of the audit committee, and the audit committee is not required to prepare an audit report to be included in the Company’s annual proxy statement. The Board of Directors of the Company has established an audit committee that satisfies relevant domestic requirements and the audit committee has a written charter.

The written charter must also require the audit committee to prepare an audit committee report as required by the SEC to be included in the listed company’s annual proxy statement as well as an annual performance evaluation of the audit committee.

Each listed company must have an internal audit department.	China has a similar regulatory provision, and the Company has an internal audit department.

Shareholders must be given the opportunity to vote on equity-compensation plans and material revisions thereto, except for employment incentive plans, certain awards and plans in the context of mergers and acquisitions.

The relevant regulations of China require the board of directors to propose plans on the amount and types of director compensation for the shareholders’ meeting to approve. The compensation plan of executive officers is subject to approval by the board and announced at the shareholders’ meeting and disclosed to the public upon the approval of the board of directors.

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

Each listed company’s CEO must certify to the NYSE each year that he or she is not aware of any violation by the Company of NYSE corporate governance listing standards and he or she must promptly notify the NYSE on writing of any material non-compliance with any applicable provisions of Section 303A.
No similar requirements.

ITEM 17	Financial Statements

See pages F-1 through F-78 following Item 19.

ITEM 18	Financial Statements

Not applicable.

ITEM 19	Exhibit

1.1	Articles of Association dated June 13, 2006, incorporated by reference to Exhibit 1.1 of our annual report on Form 20-F for the year ended December 31, 2006, filed with the SEC on April 16, 2007.

3.1
Shareholders’ Agreement dated May 31, 1994, incorporated by reference to Exhibit 9.1 of our Registration Statement on Form F-1, filed with the SEC on August 24, 1994.  Amendment to Shareholders’ Agreement dated May 12, 2006, incorporated by reference to Exhibit 3.1 of our annual report on Form 20-F for the year ended December 31, 2006, filed with the SEC on April 16, 2007.

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

THIS PAGE IS INTENTIONALLY LEFT BLANK

Report of Independent Registered Public Accounting Firm

To the shareholders of Huaneng Power International, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in equity and cash flows present fairly, in all material respects, the financial position of Huaneng Power International, Inc. (the "Company") and its subsidiaries at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Item 15 appearing on page 83 of the Annual Report on Form 20-F-2008.  Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits.  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

As described in Management's Report on Internal Control over Financial Reporting of the Annual Reports on Form 20-F, management has excluded SinoSing Power Pte. Ltd. (“SinoSing Power”) and its subsidiaries from its assessment of internal control over financial reporting as of December 31, 2008 because SinoSing Power and its subsidiaries were acquired during 2008 and qualified under current United States Securities and Exchange Commission regulations for exclusion from management's assessment of internal control over financial reporting. We have also excluded these entities from our audit of internal control over financial reporting. Their total assets in aggregate represent 14% and total revenues in aggregate represent 15%, of the Company's related consolidated financial statement amounts as of and for the years ended December 31, 2008.

PricewaterhouseCoopers

Hong Kong
March 31, 2009

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
 (Prepared in accordance with International Financial Reporting Standards)
 (Amounts expressed in thousands of RMB or US$, except per share data)

		For the year ended December 31,
	Note	2008		2007	2006
		RMB	US$	RMB	RMB

Operating revenue		67,563,815	9,885,555	49,767,849	44,301,403

Sales tax		(106,385)	(15,565)	(139,772)	(148,057)

Operating expenses
Fuel		(49,810,275)	(7,287,958)	(27,790,310)	(22,608,151)
Maintenance		(1,702,274)	(249,067)	(1,534,016)	(1,306,888)
Depreciation		(7,718,773)	(1,129,367)	(7,225,964)	(6,719,158)
Labor		(3,164,613)	(463,028)	(2,786,109)	(2,886,767)
Service fees on transmission and transformer facilities of HIPDC		-	-	(140,771)	(140,771)
Purchase of electricity		(2,726,028)	(398,857)	-	-
Others		(3,591,416)	(525,476)	(2,228,596)	(1,933,200)

Total operating expense		(68,713,379)	(10,053,753)	(41,705,766)	(35,594,935)

(Loss) / Profit from operations		(1,255,949)	(183,763)	7,922,311	8,558,411

Interest income		83,522	12,220	53,527	51,910
Interest expense		(4,064,779)	(594,735)	(2,132,122)	(1,591,033)
Exchange gain and bank charges, net		356,836	52,210	204,134	67,819

Total financial expense, net		(3,624,421)	(530,305)	(1,874,461)	(1,471,304)

Share of profit of associates	12	72,688	10,635	586,323	790,629

(Loss) / Gain on fair value changes	6	(54,658)	(7,997)	87,132	100,180

Investment income		51,061	7,471	585,379	28,415

Other income, net	5	19,723	2,886	12,617	10,442

(Loss) / Profit before income tax expense	6	(4,791,556)	(701,073)	7,319,301	8,016,773

Income tax benefit / (expense)	35	239,723	35,075	(838,270)	(1,127,699)

(Loss) / Profit for the year		(4,551,833)	(665,998)	6,481,031	6,889,074

Attributable to:

Equity holders of the Company		(3,937,688)	(576,140)	6,161,127	6,071,154

Minority interests		(614,145)	(89,858)	319,904	817,920

		(4,551,833)	(665,998)	6,481,031	6,889,074

Dividends paid		3,570,334	522,391	3,375,507	3,013,846

Proposed dividend	25	1,205,538	176,387	3,616,615	3,375,507

Proposed dividend per share (expressed in RMB per share)	25	0.10	0.01	0.30	0.28

(Loss) / Earnings per share for (loss) /profit attributable to the equity holders of the Company (expressed in RMB per share)

- Basic and diluted	36	(0.33)	(0.05)	0.51	0.50

The accompanying notes are an integral part of these financial statements.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2008 AND 2007
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB or US$)

		As of December 31,
	Note	2008		2007
		RMB	US$	RMB

ASSETS

Non-current assets
Property, plant and equipment, net	11	116,737,198	17,080,326	90,125,919
Investments in associates	12	8,758,235	1,281,455	8,731,490
Available-for-sale financial assets	14	1,524,016	222,985	3,462,158
Land use rights	15	2,895,359	423,633	2,269,208
Power generation licence	16	3,811,906	557,737	-
Deferred income tax assets	33	316,699	46,338	211,654
Goodwill	17	11,108,096	1,625,274	555,266
Other non-current assets	18	748,072	109,454	389,375
Total non-current assets		145,899,581	21,347,202	105,745,070

Current assets
Inventories, net	20	5,169,847	756,423	2,319,290
Other receivables and assets, net	21	1,099,720	160,904	822,691
Accounts receivable, net	22	7,794,500	1,140,447	7,876,318
Prepaid taxes	30	172,758	25,277	-
Derivative financial assets	19	15,479	2,265	-
Bank balances and cash	37	5,765,873	843,630	7,532,760

Total current assets		20,018,177	2,928,946	18,551,059

Total assets		165,917,758	24,276,148	124,296,129

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (CONT’D)
AS OF DECEMBER 31, 2008 AND 2007
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB or US$)

		As of December 31,
	Note	2008		2007
		RMB	US$	RMB

EQUITY AND LIABILITIES

Capital and reserves attributable to equity holders of the Company
Share capital	23	12,055,383	1,763,875	12,055,383
Capital surplus		8,642,617	1,264,539	10,663,422
Surplus reserves	24	6,096,100	891,947	6,096,100
Currency translation differences		(534,433)	(78,195)	-
Retained earnings
Proposed dividend	25	1,205,538	176,387	3,616,615
Others		9,364,115	1,370,105	14,497,060

		36,829,320	5,388,658	46,928,580

Minority interests		5,730,633	838,474	5,151,062

Total equity		42,559,953	6,227,132	52,079,642

Non-current liabilities
Long-term loans	26	59,027,181	8,636,523	33,438,647
Long-term bonds	27	9,834,688	1,438,956	5,885,615
Deferred income tax liabilities	33	1,371,572	200,681	1,092,545
Derivative financial liabilities	19	17,242	2,523	-
Other non-current liabilities	28	620,922	90,849	423,119
Total non-current liabilities		70,871,605	10,369,532	40,839,926

Current liabilities
Accounts payable and other liabilities	29	10,867,480	1,590,068	9,241,069
Taxes payables	30	420,464	61,520	955,334
Dividends payable		56,734	8,301	12,150
Salary and welfare payables		212,236	31,053	213,403
Derivative financial liabilities	19	542,442	79,367	-
Short-term bonds	31	5,095,936	745,609	5,064,690
Short-term loans	32	28,745,488	4,205,877	11,670,400
Current portion of long-term loans	26	6,545,420	957,689	4,219,515

Total current liabilities		52,486,200	7,679,484	31,376,561

Total equity and liabilities		165,917,758	24,276,148	124,296,129

These consolidated financial statements have been approved for issue by the Board of Directors on March 31, 2009.

The accompanying notes are an integral part of these financial statements.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB)

	Attributable to equity holders of the Company									Minority interests	Total equity
	Share capital	Capital surplus				Surplus reserves		Currency translation differences	Retained earnings
		Additional paid-in capital	Hedging reserve	Available-for-sale financial asset revaluation reserve	Subtotal	Statutory and discretionary surplus reserve funds	Statutory public welfare fund

Balance as of January 1, 2006	12,055,383	8,988,107	-	636,964	9,625,071	2,682,424	2,217,005	-	13,457,591	6,106,713	46,144,187
Changes in equity for the year ended December 31, 2006
Fair value changes from available-for-sale financial asset – gross	-	-	-	425,769	425,769	-	-	-	-	-	425,769
Fair value changes from available-for-sale financial asset – tax	-	-	-	(63,908)	(63,908)	-	-	-	-	-	(63,908)
Net income recognized directly in equity	-	-	-	361,861	361,861	-	-	-	-	-	361,861
Profit for the year ended December 31, 2006	-	-	-	-	-	-	-	-	6,071,154	817,920	6,889,074
Total recognized income and expense for the year ended December 31, 2006	-	-	-	361,861	361,861	-	-	-	6,071,154	817,920	7,250,935
Net capital injection from minority shareholders of subsidiaries	-	-	-	-	-	-	-	-	-	588,201	588,201
Dividends waived by a shareholder of a subsidiary	-	866	-	-	866	-	-	-	-	495	1,361
Dividends relating to 2005	-	-	-	-	-	-	-	-	(3,013,846)	(362,146)	(3,375,992)
Transfer from statutory public welfare fund to statutory surplus reserve fund	-	-	-	-	-	2,217,005	(2,217,005)	-	-	-	-
Transfer to dedicated capital (Note 24)	-	-	-	-		555,038	-	-	(555,038)	-	-
Balance as of December 31, 2006	12,055,383	8,988,973	-	998,825	9,987,798	5,454,467	-	-	15,959,861	7,151,183	50,608,692

Balance as of January 1, 2007	12,055,383	8,988,973	-	998,825	9,987,798	5,454,467	-	-	15,959,861	7,151,183	50,608,692
Changes in equity for the year ended December 31, 2007
Fair value changes from available-for-sale financial asset – gross (Note 14)	-	-	-	1,607,251	1,607,251	-	-	-	-	-	1,607,251
Fair value changes from available-for-sale financial asset – tax (Note 33)	-	-	-	(483,366)	(483,366)	-	-	-	-	-	(483,366)
Reversal of deferred income tax	-	-	-	79,105	79,105	-	-	-	-	-	79,105
Disposals of available-for-sale financial asset	-	-	-	(527,366)	(527,366)	-	-	-	-	-	(527,366)
Net income recognized directly in equity	-	-	-	675,624	675,624	-	-	-	-	-	675,624
Profit for the year ended December 31, 2007	-	-	-	-	-	-	-	-	6,161,127	319,904	6,481,031
Total recognized income and expense for the year ended December 31, 2007	-	-	-	675,624	675,624	-	-	-	6,161,127	319,904	7,156,655
Deemed disposal of a subsidiary (Note 12)	-	-	-	-	-	-	-	-	-	(2,216,278)	(2,216,278)
Acquisition of a subsidiary	-	-	-	-	-	-	-	-	-	225,718	225,718
Net capital injection from minority shareholders of subsidiaries	-	-	-	-	-	-	-	-	-	116,890	116,890
Dividends relating to 2006	-	-	-	-	-	-	-	-	(3,375,507)	(446,355)	(3,821,862)
Transfer to dedicated capital (Note 24)	-	-	-	-	-	631,806	-	-	(631,806)	-	-
Others	-	-	-	-	-	9,827	-	-	-	-	9,827
Balance as of December 31, 2007	12,055,383	8,988,973	-	1,674,449	10,663,422	6,096,100	-	-	18,113,675	5,151,062	52,079,642

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB)

	Attributable to equity holders of the Company								Minority interests	Total equity
	Share capital	Capital surplus				Surplus reserves	Currency translation differences	Retained earnings
		Additional paid-in capital	Hedging reserve	Available-for-sale financial asset revaluation reserve	Subtotal

Balance as of January 1, 2008	12,055,383	8,988,973	-	1,674,449	10,663,422	6,096,100	-	18,113,675	5,151,062	52,079,642
Changes in equity for the year ended December 31, 2008
Fair value changes from available-for-sale financial asset – gross (Note 14)	-	-	-	(2,080,389)	(2,080,389)	-	-	-	-	(2,080,389)
Fair value changes from available-for-sale financial asset – tax (Note 33)	-	-	-	520,097	520,097	-	-	-	-	520,097
Changes in fair value of effective portion of cash flow hedge - gross	-	-	(1,059,646)	-	(1,059,646)	-	-	-	-	(1,059,646)
Changes in fair value of effective portion of cash flow hedge - tax	-	-	190,736	-	190,736	-	-	-	-	190,736
Cash flow hedge recorded in shareholders’ equity transferred to profit and loss-gross	-	-	478,426	-	478,426	-	-	-	-	478,426
Cash flow hedge recorded in shareholders’ equity transferred to profit and loss - tax	-	-	(86,117)	-	(86,117)	-	-	-	-	(86,117)
Net expenses recognized directly in equity	-	-	(476,601)	(1,560,292)	(2,036,893)	-	-	-	-	(2,036,893)
Loss for the year ended December 31, 2008	-	-	-	-	-	-	-	(3,937,688)	(614,145)	(4,551,833)
Total recognized income and expense for the year ended December 31, 2008	-	-	(476,601)	(1,560,292)	(2,036,893)	-	-	(3,937,688)	(614,145)	(6,588,726)
Acquisitions of subsidiaries (Note 40)	-	-	-	-	-	-	-	-	35,047	35,047
Dividends relating to 2007	-	-	-	-	-	-	-	(3,606,334)	(310,246)	(3,916,580)
Net capital injection from minority shareholders of subsidiaries	-	-	-	-	-	-	-	-	1,522,730	1,522,730
Acquisition of minority interest of a subsidiary	-	-	-	-	-	-	-	-	(55,867)	(55,867)
Currency translation differences	-	-	-	-	-	-	(534,433)	-	(2,205)	(536,638)
Others	-	16,088	-	-	16,088	-	-	-	4,257	20,345
Balance as of December 31, 2008	12,055,383	9,005,061	(476,601)	114,157	8,642,617	6,096,100	(534,433)	10,569,653	5,730,633	42,559,953

The accompanying notes are an integral part of these financial statements.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB or US$)

		For the year ended December 31,
	Note	2008		2007	2006
		RMB	US$	RMB	RMB
				Restate	Restate
CASH FLOWS FROM OPERATING ACTIVITIES
(Loss) / Profit before income tax expense		(4,791,556)	(701,073)	7,319,301	8,016,773
Adjustments to reconcile (loss) / profit before income tax expense to net cash provided by operating activities:
Depreciation		7,752,706	1,134,332	7,229,108	6,721,684
Provision for impairment loss on property, plant and equipment		-	-	7,044	11,920
Amortization of land use rights		74,800	10,944	46,447	42,484
Amortization of other non-current assets		44,478	6,508	17,813	15,719
Amortization of housing loss		36,751	5,377	38,059	38,810
Amortization of bonds issuance expense		4,302	629	17,403	19,052
Excess of acquirer’s interest in the net fair value of acquiree’s identifiable assets, liabilities and contingent liabilities over cost		-	-	-	(24,758)
Gain on deemed disposal of Huaneng Sichuan Hydropower Co., Ltd. (“Sichuan Hydropower”)		-	-	(17,864)	-
Gain on disposal of available-for-sale financial asset		-	-	(527,366)	-
Provision for impairment on goodwill		130,224	19,054	-	-
Provision for / (Reversal of) provision for doubtful accounts		10,951	1,602	(1,466)	(4,853)
Provision for / (Reversal of) inventory obsolescence		3,901	571	(6,615)	1,808
Loss / (Gain) on fair value changes		54,658	7,997	(87,132)	(100,180)
Investment income		(51,061)	(7,471)	(40,149)	(28,415)
Loss / (Gain) on disposals or write-off of property, plant and equipment, net		54,056	7,909	(238,037)	100,018
Unrealized exchange gain, net		(410,827)	(60,110)	(231,795)	(112,254)
Share of profit of associates		(72,688)	(10,635)	(586,323)	(790,629)
Interest income		(83,522)	(12,220)	(53,527)	(51,910)
Interest expense		4,064,779	594,735	2,132,122	1,591,033
Changes in working capital:
Inventories		(2,159,007)	(315,894)	(190,332)	188,060
Other receivables and assets		104,165	15,241	(201,660)	(107,126)
Accounts receivable		566,249	82,850	(1,498,184)	(883,033)
Restricted cash		21,247	3,109	(13,520)	(2,587)
Other non-current liabilities		-	-	251,761	183,003
Accounts payable and other liabilities		566,371	82,868	195,770	179,438
Taxes payable		(370,796)	(54,253)	(40,650)	151,412
Salary and welfare payables		(22,345)	(3,269)	(270,994)	189,641
Others		(35)	(4)	(31,073)	1,790
Interest received		72,940	10,672	52,825	53,444
Income tax expense paid		(414,848)	(60,698)	(1,192,133)	(1,394,503)

Net cash provided by operating activities		5,185,893	758,771	12,078,833	14,005,841

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB or US$)

		For the year ended December 31,
	Note	2008		2007	2006
		RMB	US$	RMB	RMB
				Restate	Restate
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment		(27,893,520)	(4,081,222)	(14,223,310)	(15,998,575)
Proceeds from disposals of property, plant and equipment, net		25,336	3,707	270,131	32,180
Prepayments of land use rights		(76,050)	(11,127)	(216,752)	(250,627)
Prepayments of territorial waters use right		-	-	(152,409)	-
Increase in other non-current assets		(16,004)	(2,342)	(6,247)	(8,973)
Decrease in temporary cash investments		-	-	-	2,652
Cash dividend received		381,854	55,871	518,934	482,609
Capital injections in associates		(281,754)	(41,225)	(1,654,000)	(174,918)
Purchases of financial assets at fair value through profit or loss		-	-	(370,189)	-
Cash paid for acquiring available-for-sale financial assets		(146,375)	(21,417)	(449,457)	-
Proceeds from trading of available-for-sale financial assets		-	-	603,411	-
Cash consideration paid for acquisitions		(21,772,563)	(3,185,638)	(485,750)	-
Acquisition of minority interest of a subsidiary		(67,485)	(9,874)	-	-
Cash from acquisition of a subsidiary	40	1,624,108	237,630	259,924	-
Cash outflow upon deemed disposal of Sichuan Hydropower		-	-	(322,176)	-
Cash received on repayment of a loan receivable		254,255	37,201	-	-
Others		11,133	1,630	(29,465)	110

Net cash used in investing activities		(47,957,065)	(7,016,806)	(16,257,355)	(15,915,542)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of short-term bonds		4,980,000	728,645	4,980,000	4,980,000
Repayments of short-term bonds		(5,000,000)	(731,572)	(5,000,000)	(4,862,200)
Drawdown of short-term loans		57,696,660	8,441,849	23,898,505	14,458,700
Repayments of short-term loans		(39,483,770)	(5,777,041)	(19,771,700)	(13,215,850)
Drawdown of long-term bank loans		36,510,900	5,342,068	8,186,176	9,982,982
Repayments of long-term bank loans		(8,265,180)	(1,209,314)	(3,282,102)	(3,010,623)
Drawdown of other long-term loans		145,386	21,272	-	40,000
Repayments of other long-term loans		(1,989,258)	(291,057)	(210,873)	(472,154)
Issuance of long-term bonds		3,933,302	575,498	5,903,644	-
Interest paid		(4,731,749)	(692,323)	(2,722,935)	(2,507,354)
Net capital injection from minority shareholders of the subsidiaries		1,162,562	170,099	116,890	588,708
Government grants		236,013	34,532	-	-
Dividends paid to shareholders of the Company		(3,570,334)	(522,391)	(3,375,507)	(3,013,846)
Dividends paid to minority shareholders of the subsidiaries		(301,662)	(44,137)	(434,205)	(495,361)
Others		(67,579)	(9,888)	-	-

Net cash provided by financing activities		41,255,291	6,036,240	8,287,893	2,473,002
NET (DECREASE) / INCREASE IN CASH AND CASH EQUIVALENTS		(1,515,881)	(221,795)	4,109,371	563,301
Cash and cash equivalents, beginning of the year		7,312,265	1,001,049	3,207,192	2,647,665
Exchange loss		(229,759)	35,223	(4,298)	(3,774)
CASH AND CASH EQUIVALENTS, END OF THE YEAR	37	5,566,625	814,477	7,312,265	3,207,192

The accompanying notes are an integral part of these financial statements.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
 (Amounts expressed in thousands of RMB unless otherwise stated)

1.     COMPANY ORGANIZATION AND PRINCIPAL ACTIVITIES

Huaneng Power International, Inc. (the “Company”) was incorporated in the People’s Republic of China (the “PRC”) as a Sino-foreign joint stock limited company on June 30, 1994.  The registered address of the Company is West Wing, Building C, Tianyin Mansion, 2C Fuxingmennan Street, Xicheng District, Beijing, PRC.  The Company and most of its subsidiaries are principally engaged in the generation and sale of electric power to the respective regional or provincial grid companies in the PRC. SinoSing Power Pte. Ltd. (“SinoSing Power”) and its subsidiaries, newly acquired entities of the Company in 2008, are principally engaged in the power generation and sale in the Republic of Singapore (“Singapore”).

The directors consider Huaneng International Power Development Corporation (“HIPDC”) and China Huaneng Group (“Huaneng Group”) as the parent company and ultimate parent company of the Company, respectively. Both HIPDC and Huaneng Group are incorporated in the PRC.  Neither Huaneng Group nor HIPDC produced financial statements available for public use.

2.     PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a)      Basis of preparation

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets and financial assets and liabilities at fair value through profit or loss. This basis of accounting differs from that used in the preparation of the statutory financial statements of the Company and its subsidiaries (“PRC statutory financial statements”).  The PRC statutory financial statements of the Company and its subsidiaries comprising the financial statements have been prepared in accordance with the relevant accounting principles and regulations applicable to the Company and its subsidiaries, as appropriate in the PRC.  Appropriate adjustments have been made to the PRC statutory financial statements to conform to IFRS.  Differences arising from the restatement have not been incorporated in the statutory accounting records of the Company and its subsidiaries.

The consolidated financial statements are expressed in Renminbi (“RMB”), the national currency of the PRC.  Solely for the convenience of the reader, the December 31, 2008 financial statements have been translated into United States Dollars (US$) at the rate of US$1.00=RMB6.8346 announced by the People's Bank of China on December 31, 2008.  No representation is made that Renminbi amounts could have been, or could be, converted into US$ at the rate on December 31, 2008, or at any other certain rate.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company and its subsidiaries’ accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 4.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
 (Amounts expressed in thousands of RMB unless otherwise stated)

2.      PRINCIPAL ACCOUNTING POLICIES (CONT’D)

(a)      Basis of preparation (cont’d)

During 2008, a significant portion of the Company and its subsidiaries’ funding requirements for capital expenditures were partially satisfied by short-term borrowings.  Consequently, as of December 31, 2008, the Company and its subsidiaries have a negative working capital balance of approximately RMB32.5 billion (2007: RMB12.8 billion). Taking into consideration of the expected operating cash flow of the Company and its subsidiaries and the undrawn available banking facilities, the Company and its subsidiaries will refinance and / or restructure certain short-term loans into long-term loans and consider alternative sources of financing, where applicable. The directors of the Company are of the opinion that the Company and its subsidiaries will be able to meet its liabilities as and when they fall due within the next twelve months and have prepared these consolidated financial statements on a going concern basis.

(b)      Consolidation

The consolidated financial statements include the financial statements of the Company and all of its subsidiaries made up to December 31.

  (i)   Subsidiaries

Subsidiaries are investees over which the Company and its subsidiaries have the power to exercise control, i.e. the power to govern the financial and operating policies and obtains benefits from the operating activities of the investees. When determining whether the Company and its subsidiaries exercise control over an investee, the impact from potential voting rights of the investee, such as currently convertible bonds and exercisable warrants, etc. is taken into account.

Subsidiaries are consolidated from the date when control is transferred to the Company and its subsidiaries. They are de-consolidated from the date when control ceases. All the significant intra-group balances, transactions and unrealized profit or loss are eliminated in the preparation of the consolidated financial statements. The portion of the shareholders’ equity of the subsidiaries, which is not attributable to the parent company, is separately presented as minority interests in the shareholders’ equity in the consolidated financial statements.

When there is any inconsistency on the accounting policies or financial period adopted between subsidiaries and the Company, the financial statements of subsidiaries are adjusted according to the accounting policies or financial period adopted by the Company.

The purchase method of accounting is used to account for the acquisitions of subsidiaries by the Company and its subsidiaries (including acquisitions from common control shareholders). The acquisition cost is measured at the fair value of the assets given and liabilities incurred or assumed on the acquisition date, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values on the acquisition date. The excess of acquisition costs over the proportionate share of the fair value of the identifiable net assets acquired is recorded as goodwill (Note 2(g)). If acquisition costs are less than the proportionate share of the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
 (Amounts expressed in thousands of RMB unless otherwise stated)

2.      PRINCIPAL ACCOUNTING POLICIES (CONT’D)

(b)      Consolidation (cont’d)

  (ii)   Transactions with minority interests

The Company and its subsidiaries regard transactions with minority interests as transactions with parties external to the Company and its subsidiaries. Disposals to minority interests result in gains and losses to the Company and its subsidiaries are recorded in the income statement. Purchases from minority interests result in goodwill, being the difference between any consideration paid and the relevant equity share acquired of the carrying value of net assets of the subsidiaries.

  (iii)   Associates

Associates are investees over which the Company and its subsidiaries have significant influence on the financial and operation decisions. Investments in associates are initially recognized at cost and are subsequently measured using the equity method of accounting. The excess of the initial investment cost over the proportionate share of the fair value of identifiable net assets of investee acquired is included in the initial investment cost (Note 2(g)). Any shortfall of the initial investment cost to the proportionate share of the fair value of identifiable net assets of investee acquired is recognized in current period profit and loss and long-term investment cost is adjusted accordingly.

When applying equity method, the Company and its subsidiaries adjust net profit or loss of the investees, including the fair value adjustments on the net identifiable assets of the associates and the adjustments to align with the accounting policies of the Company and different financial periods. Current period investment income is then recognized based on the proportionate share of the Company and its subsidiaries in the investees’ net profit or loss. Net losses of investees are recognized to the extent of book value of long-term equity investments and any other constituting long-term equity investments in investees in substance. The Company and its subsidiaries will continue to recognize investment losses and provision if they bear additional obligations which meet the recognition criteria under the provision standard. The Company and its subsidiaries adjust the carrying amount of the investment and directly recognize into related equity items based on their proportionate share on other shareholders’ equity movements of the investees other than net profit or loss, given there is no change in shareholding ratio. When the investees appropriate profit or declare dividends, the book value of long-term equity investments are reduced correspondingly by the proportionate share of the distribution. Profit or loss from transactions between the Company and its subsidiaries and the associates is eliminated to the extent of interest of the Company and its subsidiaries in the associates. Loss from transactions between the Company and its subsidiaries and the associates is fully recognized and not eliminated when there is evidence for asset impairment.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
 (Amounts expressed in thousands of RMB unless otherwise stated)

2.      PRINCIPAL ACCOUNTING POLICIES (CONT’D)

(b)	Consolidation (cont’d)

  (iii)   Associates (cont’d)

  Gains and losses arising from dilution of investments in associates are recognized in the consolidated income statement.

(c)	Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment and that is subject to risks and returns that are different from those of segments operating in other economic environments.

(d)	Foreign currency translation

  (i)  Functional and presentation currency

Items included in the financial statements of each of the Company and its subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”).  The consolidated financial statements are presented in Renminbi (“RMB”), which is the Company’s functional and presentation currency.

  (ii)  Transactions and balances

Foreign currency transactions are translated into the functional currency using the spot exchange rate on the transaction dates. On balance sheet date, foreign currency monetary items are translated into functional currency at the spot exchange rate on balance sheet date. Exchange differences are directly expensed in current period profit and loss unless they arises from foreign currency loans borrowed for purchasing or construction of qualifying assets which is eligible for capitalization and qualifying cash flow hedges which are deferred in equity.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
 (Amounts expressed in thousands of RMB unless otherwise stated)

2.      PRINCIPAL ACCOUNTING POLICIES (CONT’D)

(d)     Foreign currency translation (cont’d)

(iii)    Group companies

The operating results and financial position of the foreign subsidiaries are translated into presentation currency as follows:

Asset and liability items in each balance sheet of foreign operations are translated at the closing rates at the balance sheet date; equity items excluding retained earnings are translated at the spot exchange rates at the date of the transactions. Income and expense items in the income statement of the foreign operations are translated at average exchange rates approximating the rate on transaction dates. All resulting translation differences above are recognized as a separate component of equity.

The cash flows denominated in foreign currencies and cash flows of overseas subsidiaries are translated at average exchange rates approximating the rates at the dates when cash flows incurred. The impact of the foreign currency translation on the cash and cash equivalents is presented in the cash flow statement separately.

When a foreign operation is partially disposed of or sold, translation differences that were recorded in equity are recognized in the income statement as part of the disposal gain or loss.

(e)      Property, plant and equipment, net

Property, plant and equipment consists of port facilities, buildings, electric utility plant in service, transportation facilities, others and construction-in-progress (“CIP”).  Property, plant and equipment acquired or constructed are initially recognized at cost and carried at the net value of cost less accumulated depreciation and accumulated impairment loss.

Cost of CIP comprises construction expenditures, other expenditures necessary for the purpose of preparing the CIP for its intended use and those borrowing costs incurred before the assets ready for intended use that are eligible for capitalization. CIP is not depreciated until such time as the relevant asset is completed and ready for its intended use.

Subsequent costs about property, plant and equipment are included in the asset’s carrying amount only when it is probable that future economic benefits associated with the item will flow to the Company and its subsidiaries and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. Other subsequent expenditures not qualifying for capitalization are charged in the current period profit or loss when they are incurred.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
 (Amounts expressed in thousands of RMB unless otherwise stated)

2.      PRINCIPAL ACCOUNTING POLICIES (CONT’D)

(e) Property, plant and equipment, net (cont’d)

Depreciation of property, plant and equipment is provided based on book value less estimated residual value over estimated useful life using straight-line method. For those impaired property, plant and equipment, depreciation is provided based on book value after deducting impairment provision over estimated useful life. The estimated useful lives are as follows:

	2008	2007
Port facilities	20 – 40 years	N/A
Buildings	8 – 35 years	15 – 35 years
Electric utility plant in service	5 – 35 years	7 – 35 years
Transportation facilities	6 – 14 years	6 – 15 years
Others	3 – 18 years	4 – 18 years

*
The adjustment of the useful life from 2007 to 2008 was primarily attributable to the establishment of Huaneng Yingkou Port Limited Liability Company, which has property, plant and equipments with longer useful lives compared with the remaining of the Company and its subsidiaries.

At the end of each year, the Company and its subsidiaries review the estimated useful life, residual value and the depreciation method of the property, plant and equipment for adjustment when necessary.

Property, plant and equipment is derecognized when they are disposed of, or expected that cannot bring economic benefit through use or disposal. The amount of disposal income arising from sale, transfer, disposal or write-off of the property, plant and equipment less book value and related tax expenses is recorded in ‘operating expenses -others’ in the income statement.

The carrying amount of property, plant and equipment is written down immediately to its recoverable amount when its carrying amount is greater than its recoverable amount (Note 2(h)).

(f)  Power generation licence

The Company and its subsidiaries acquired the power generation licence as part of the business combination with Tuas Power Ltd. (“Tuas Power”).  The power generation licence is initially recognized at fair value at the acquisition date. It is of indefinite useful life and is not amortized. It is tested annually for impairment and carried at cost less accumulated impairment loss. Useful life of the power generation licence is reviewed by the Company and its subsidiaries each financial period to determine whether events and circumstances continue to support the indefinite useful life assessment.

(g)  Goodwill

Goodwill represents the excess of the acquisition cost over the share of the Company and its subsidiaries on the fair value of the net identifiable assets of the acquired subsidiary / associate at the date of acquisition. Goodwill arising from acquisitions of associates is included in ‘investments in associates’ and is tested for impairment as part of the overall balance. Separately recognized goodwill is tested annually for impairment and carried at cost less any accumulated impairment loss. Impairment loss on goodwill is not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
 (Amounts expressed in thousands of RMB unless otherwise stated)

2.      PRINCIPAL ACCOUNTING POLICIES (CONT’D)

(g)  Goodwill (cont’d)

When performing impairment test, the carrying amount of goodwill is allocated to cash-generating units (“CGUs”) according to synergy effect arising from the business combination (Note 17). The Company and its subsidiaries allocate goodwill to those CGUs or groups of CGUs based on operating regions.

(h)  Impairment of investments in subsidiaries, associates and non-financial assets

Separately presented goodwill and intangible assets with indefinite useful lives are tested for impairment at least annually regardless of whether there are indications of impairment. Property, plant and equipment, intangible assets with definite useful lives and long-term equity investments not accounted for as financial assets are tested for impairment when there is any impairment indication.  If impairment test result shows that the recoverable amount of asset is less than its book value, that difference is recognized as impairment provision. Recoverable amount is the higher of fair value less cost to sell of the asset and value in use. Asset impairment is calculated and recognized on individual asset basis. If it is not possible to estimate recoverable amount for the individual assets, the recoverable amount is determined based on the recoverable amount of the CGU to which the asset belongs. CGU is the smallest group of assets that independently generates cash flows.

Except for goodwill, all impaired non-financial assets are subject to review for possible reversal of impairment at each reporting date.

(i)   Financial assets

Financial assets are classified as the following categories at initial recognition: at fair value through profit or loss, loans and receivables and available-for-sale. The classification depends on the intention and ability of the Company and its subsidiaries to hold the financial assets.

  (i)   Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading include held-for-trading financial assets and financial assets designated upon initial recognition as at fair value through profit or loss. Derivatives are classified as held for trading unless they are designated as hedges.

  (ii)   Loans and receivables

Loans and receivables refer to the non-derivative financial assets for which there is no quotation in the active market with fixed or determinable amount. They are included in current assets, except for maturities greater than 12 months after the balance sheet date which these are classified as non-current assets. Loans and receivables are primarily classified as ‘accounts receivable, net’, ‘other receivables and assets, net’, ‘other non-current assets’ and ‘cash and cash equivalents’ in the balance sheets.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
 (Amounts expressed in thousands of RMB unless otherwise stated)

2.      PRINCIPAL ACCOUNTING POLICIES (CONT’D)

(i)       Financial assets (cont’d)

  (iii)  Available-for-sale financial assets

Available-for-sale financial assets are non-derivative available-for-sale that are either designated in this category or not classified in any of financial assets at fair value through profit or loss, loans and receivables and held-to-maturity financial assets. They are included in current assets when management intends to dispose of the available-for-sale financial assets within 12 months of the balance sheet date.

(iv)  Recognition and measurement

Regular purchases and sales of financial assets are recognized at fair value initially on trade-date – the date on which the Company and its subsidiaries commit to purchase or sell the asset.  Transaction costs relating to financial assets at fair value through profit or loss are directly expensed in the income statement as incurred. Transaction costs for other financial assets are included in the carrying amount of asset at initial recognition. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or all risks and rewards related to the ownership of the financial assets have been transferred to the transferee.

Financial assets at fair value through profit or loss and available-for-sale are subsequently measured at fair value. When an active market exists for a financial instrument, fair value is determined based on quoted prices in the active market. When no active market exists, fair value is determined by using valuation techniques. Valuation techniques includes making reference to the prices used by knowledgeable and willing parties in a recent transaction, the current fair value of other financial assets that are same in substance, discounted cash flow method and option pricing model ,etc.. When applying valuation techniques, the Company and its subsidiaries use market parameters to the fullest extent possible and use specific parameters of the Company and its subsidiaries as little as possible. Loans and receivables are carried at amortized cost using effective interest method.

Changes in the fair value of financial assets at fair value through profit or loss are recorded in ‘(loss) / gain on fair value changes’.

Except for impairment loss and translation differences on monetary financial assets, changes in the fair value of available-for-sale financial assets are recognized in equity. When these financial assets are derecognized, the accumulated fair value adjustments recognized in equity are included in the income statement as ‘investment income’. Dividends on available-for-sale financial assets are recorded in ‘investment income’ when the right of the Company and its subsidiaries to receive payments is established.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
 (Amounts expressed in thousands of RMB unless otherwise stated)

2.      PRINCIPAL ACCOUNTING POLICIES (CONT’D)

(i)       Financial assets (cont’d)

(v)   Impairment of financial assets

Except for financial assets at fair value through profit or loss, the Company and its subsidiaries perform assessment on the book value of financial assets on balance sheet date. Provision for impairment is made when there is objective evidence showing that a financial asset is impaired.

When there is significant or prolong decline in fair value of the available-for-sale financial asset, changes in the fair value that originally recorded in shareholders’ equity is recorded as impairment loss. Impairment loss on available-for-sale equity instrument is not reversed through profit and loss.

When financial assets carried at amortized cost are impaired, the carrying amount of the financial assets is reduced to present value of estimated future cash flows (excluding future credit losses that have not been incurred). The impaired amount is recognized as assets impairment loss in the current period. If there is objective evidence that the value of the financial assets is recovered as a result of objective changes in circumstances occurring after the impairment loss was originally recognized, the originally recognized impairment loss is reversed through the income statement. For the impairment test of receivables, please refer to Note 2(k).

(vi)  Derivative financial instruments and hedging activities

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. Gain or loss arising from subsequent change in the fair value of derivative financial instruments is recognized in income statement except for those effective portion of gain or loss on the derivative financial instruments designated as cash flow hedges which is recognized directly in equity. Cash flow hedge represents a hedge against the exposure to variability in cash flows, which such cash flow is originated from a particular risk associated with a highly probable forecast transaction and could affect income statement.

The hedged items of cash flow hedge are the designated items with respect to the risks associated with future cash flow change of the Company and its subsidiaries. Hedging instruments are designated derivative for cash flow hedge whose cash flows are expected to offset changes in the cash flows of a hedged item.

The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedge item is more than 12 months.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
 (Amounts expressed in thousands of RMB unless otherwise stated)

2.      PRINCIPAL ACCOUNTING POLICIES (CONT’D)

(i) Financial assets (cont’d)

(vi)   Derivative financial instruments and hedging activities (cont’d)

The Company and its subsidiaries document their assessments, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items. The Company and its subsidiaries apply ratio analysis method to evaluate the ongoing effectiveness of the cash flow hedge.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognized in equity as a separate component.  The gain or loss relating to the ineffective portion is recognized immediately in the income statement within ‘(loss) / gain on fair value change’.

Amounts accumulated in equity are transferred to the income statement in the periods when the hedged item affects profit or loss. When the forecast transaction that is hedged results in the recognition of a non-financial asset, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset. In case the Company and its subsidiaries expect all or a portion of net loss previously recognized directly in equity will not be recovered in future financial periods, the irrecoverable portion will be reclassified into income statement.

When a hedging instrument expires or is sold, terminated or exercised or when a hedge no longer meets the criteria for hedge accounting, the Company and its subsidiaries will discontinue hedge accounting. Any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the income statement.  When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement within ‘(loss) / gain from fair value change’.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
 (Amounts expressed in thousands of RMB unless otherwise stated)

2.	PRINCIPAL ACCOUNTING POLICIES (CONT’D)

(j) Inventories

Inventories include fuel for power generation, materials for repairs and maintenance and spare parts, etc. and are stated at lower of cost and net realizable values.

Inventories are initially recorded at cost and are charged to fuel costs or repairs and maintenance respectively when used, or capitalized to property, plant and equipment when installed, as appropriate, using weighted average cost basis. Cost of inventories includes costs of purchase and transportation costs.

When the forecast transaction that is hedged results in the recognition of the inventory, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the inventory.

Provision for inventory obsolescence is determined by the excess of cost over net realizable value. Net realizable values are determined based on the estimated selling price less estimated conversion costs during power generation, selling expenses and related taxes in the ordinary course of business.

(k) Loans and receivables

Loans and receivables including accounts receivable, notes receivable, other receivables, etc. are recognized initially at fair value. Loans and receivables are subsequently measured at amortized cost less provision for doubtful debts using the effective interest method.

When there is objective evidence that the Company and its subsidiaries will not be able to collect all amounts due according to the original terms of the receivables, impairment test is performed on individual account and related provision for doubtful accounts is made based on the shortfall between carrying amounts and respective present value of estimated future cash flow. The carrying amounts of the receivables are reduced through the use of allowance accounts, and the amount of the provision is recognized in the income statement within ‘operating expenses – others’. When a receivable is uncollectible, it is written off against the allowance account for the receivable. Subsequent recoveries of amounts previously written off are credited against ‘operating expenses – others’ in the income statement.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
 (Amounts expressed in thousands of RMB unless otherwise stated)

2.      PRINCIPAL ACCOUNTING POLICIES (CONT’D)

(l)       Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control.

(m)     Cash and cash equivalents

Cash listed in the cash flow statement represents cash on hand and deposits held at call with banks. Cash equivalents refers to short-term (3 months or less), highly-liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value.

(n)     Payables

Payables including accounts payable and other liabilities , etc. are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

(o)     Borrowings

Borrowings are recognized initially at fair value less transaction costs and subsequently measured at amortized cost using the effective interest method. Borrowings are classified as current liabilities unless the Company and its subsidiaries have an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(p)     Taxation

  (i)   Value-added tax (“VAT”)

The domestic power sales of the Company and its subsidiaries are subjected to VAT. VAT payable is determined by applying 17% on the taxable revenue after offsetting deductible input VAT of the period.

(ii)  Goods and service tax (“GST”)

The oversea power sales of the Company and its subsidiaries are subjected to goods and service tax of the country where they operate, with applicable tax rate of 7%.

(iii)  Current and deferred income tax

The income tax expense for the period comprises current and deferred income tax.  Income tax expense is recognized in the income statement, except to the extent that it relates to items recognized directly in equity.  In this case, the tax is also recognized in equity.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
 (Amounts expressed in thousands of RMB unless otherwise stated)

2.      PRINCIPAL ACCOUNTING POLICIES (CONT’D)

(p)      Taxation (cont’d)

(iii)	Current and deferred income tax (cont’d)

On March 16, 2007, the National People’s Congress promulgated the “Corporate Income Tax Law of the People’s Republic of China” which became effective from January 1, 2008. Domestic entities of the Company and its subsidiaries which originally enjoyed preferential tax treatments will transit to 25% gradually in five years from January 1, 2008 onwards. Domestic subsidiaries with original applicable tax rate of 33% apply tax rate of 25% from January 1, 2008 onwards. Pursuant to Guo Fa [2007]39 document, starting from January 1, 2008, entities which originally enjoyed two-year tax exemption and three-year 50% reduction tax treatments, continue to follow the original tax laws, administrative regulations and relevant documents until respective expiration dates. However, those not being entitled to preferential tax treatment as a result of tax losses, the preferential period started from 2008 onwards.

The oversea subsidiaries of the Company applies income tax rate of 18%.

Pursuant to Guo Shui Han [2009]33 document, starting from January 1, 2008, the Company and its branches calculate and pay income tax on a combined basis according to relevant tax laws and regulations. The original regulation specifying locations for power plants and branches of the Company to make enterprise income tax payments was abolished. The income tax of subsidiaries remains to be calculated individually based on their individual operating results.

Deferred income tax assets and liabilities are recognized based on the differences between tax bases of assets and liabilities and respective book value (temporary differences). For deductible tax losses or tax credit that can be brought forward in accordance with tax law requirements for deduction of taxable income in subsequent years, it is considered as temporary differences and related deferred income tax assets are recognized.  No deferred income tax liability is recognized for temporary difference arising from initial recognition of goodwill.  For those temporary differences arising from initial recognition of an asset or liability in a non-business combination transaction that affects neither accounting profit nor taxable profit (or deductible loss) at the time of the transaction, no deferred income tax asset and liability is recognized.

The Company and its subsidiaries recognize deferred income tax assets to the extent that it is probable that taxable profit will be available to offset the deductible temporary difference, deductible tax loss and tax credit.

On the balance sheet date, deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or liability is settled.

Deferred income tax assets and deferred income tax liabilities are offset when meeting all the conditions below:

(1) The Company and its subsidiaries have the legal enforceable right to settle current income tax assets and current income tax liabilities;

(2) Deferred income tax assets and deferred income tax liabilities are related to the income tax levied by the same tax authority of the Company and its subsidiaries.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
 (Amounts expressed in thousands of RMB unless otherwise stated)

2.     PRINCIPAL ACCOUNTING POLICIES (CONT’D)

(q)     Employee benefits

Employee benefits include all expenditures relating to the employees for their services.　The Company and its subsidiaries recognize employee benefits as liabilities during the accounting period when employees render services and allocates to related cost of assets and expenses based on different beneficiaries.

In connection with pension obligations, the Company and its subsidiaries operate various defined contribution plans in accordance with the local conditions and practices in the countries and provinces in which they operate. A defined contribution plan is a pension plan under which the Company and its subsidiaries pay fixed contributions into a separate publicly administered pension insurance plan on mandatory and voluntary bases. The Company and its subsidiaries have no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. The contributions are recognized as employee benefit expenses when incurred. Prepaid contributions are recognized as assets to the extent that a cash refund or a reduction in the future payment is available.

(r)      Government grants

Government grants are recognized when the Company and its subsidiaries fulfill the conditions attaching to them and are able to receive them. When government grants are received in the form of monetary assets, they are measured at the amount received or receivable. When the grant is in the form of non-monetary assets, it is measured at fair value. When fair value cannot be measured reliably, nominal amount is assigned.

Asset-related government grant is recognized as deferred income and is amortized evenly in income statement over the useful lives of related assets.

Income-related government grant that is used to compensate subsequent related expenses or losses of the Company and its subsidiaries are recognized as deferred income and recorded in the income statement when related expenses or losses incurred.  When the grant is used to compensate expenses or losses that were already incurred, they are directly recognized in current period profit and loss.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
 (Amounts expressed in thousands of RMB unless otherwise stated)

2.	PRINCIPAL ACCOUNTING POLICIES (CONT’D)

(s)      Revenue and income recognition

Revenue is recognized based the following methods:

Revenue and income are recognized when it is probable that the economic benefits associated with the transaction will flow to the Company and its subsidiaries and the amount of the revenue and income can be measured reliably.

(i)   Operating revenue

Operating revenue represents the fair value of the consideration received or receivable for electricity sold in the ordinary course of the activities of the Company and its subsidiaries (net of VAT or GST and after taking into account amounts received in advance). Revenue is earned and recognized upon transmission of electricity to the customers and the power grid controlled and owned by the respective regional or provincial grid companies.

(ii)   Management service income

As mentioned in Notes 5&7(b), the Company provides management service to certain power plants owned by Huaneng Group and HIPDC. The Company recognizes management service income as other income when the above-mentioned service is rendered in accordance with the management service agreement.

 (iii)  Interest income

Interest income from deposits is recognized on a time proportion basis using effective yield method.

(t)	Leases

Leases where all the risks and rewards incidental to ownership of the assets are in substance transferred to the lessees are classified as finance leases. All other leases are operating leases.

(i)   Operating leases (lessee)

Operating lease expenses are capitalized or expensed on a straight-line basis over the lease term.

(ii)   Finance lease (lessor)

The Company and its subsidiaries recognize the aggregate of the minimum lease receipts and the initial direct costs on the lease inception date as the receivable. The difference between the aggregate of the minimum lease receipts and the initial direct costs and sum of their respective present values is recognized as unrealized finance income. The Company and its subsidiaries adopt the effective interest method to allocate such unrealized finance income over the lease term. On balance sheet date, the Company and its subsidiaries present the net amount of finance lease receivable after deducting any unrealized finance income in non-current assets and current assets respectively.

Please refer to Note 2(i)(v) for impairment test on finance lease receivable.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
 (Amounts expressed in thousands of RMB unless otherwise stated)

2.	PRINCIPAL ACCOUNTING POLICIES (CONT’D)

(u)      Borrowing costs

Borrowing costs incurred for the construction of any qualifying assets (including in property, plant and equipment) are capitalized during the period of time that is required to complete and prepare the asset for its intended use. Other borrowing costs are expensed.

(v)      Purchase of electricity

The oversea subsidiary of the Company recognized electricity purchase cost when it purchases the electricity and transmits to its customers.

(w)     Financial guarantee contracts

(i)   Classification

The Company issues financial guarantee contracts that transfer significant insurance risk.

Financial guarantee contracts are those contracts that require the issuer to make specified payments to reimburse the holders for losses they incur because specified debtors fail to make payments when due in accordance with the original or modified terms of debt instruments.

(ii)   Liability adequacy test

At each balance sheet date, the Company and its subsidiaries perform liability adequacy tests to ensure the adequacy of the contract liabilities. In performing these tests, current best estimates of future contractual cash flows and related administrative expenses are used. Any deficiency is immediately charged to income statement and by subsequently establishing a provision for losses arising from liability adequacy test.

(x)      Dividend distribution

Cash dividend is recognized as a liability in the period when the dividend is approved in the shareholders’ meeting.

(y)      Contingencies

Contingent liabilities are not recognized in the financial statements. They are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognized in the financial statements but disclosed when an inflow of economic benefit is probable.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
 (Amounts expressed in thousands of RMB unless otherwise stated)

2.	PRINCIPAL ACCOUNTING POLICIES (CONT’D)

(z) Standards and amendments to published standards that are not yet effective but relevant to the Company and its subsidiaries

The following standards and amendments to existing standards have been published that are mandatory for the accounting periods of the Company and its subsidiaries beginning on or after January 1, 2009 or later, but the Company and its subsidiaries have not early adopted:

•
International Accounting Standard (“IAS”) 1 (Revised), ‘Presentation of financial statements’ (effective from January 1, 2009). The revised standard will prohibit the presentation of items of income and expenses (i.e. , 'non-owner changes in equity') in the statement of changes in equity, requiring 'non-owner changes in equity' to be presented separately from owner changes in equity. All non-owner changes in equity will be required to be shown in a performance statement, but entities can choose whether to present one performance statement (the statement of comprehensive income) or two statements (the consolidated income statement and statement of comprehensive income). Where entities restate or reclassify comparative information, they will be required to present a restated balance sheet as of the beginning comparative period in addition to the current requirement to present balance sheets at the end of the current period and comparative period. The Company and its subsidiaries will apply IAS1 (Revised) from January 1, 2009. It is likely that both the consolidated income statement and statement of comprehensive income will be presented as performance statements.

•
IAS 23 (Revised), ‘Borrowing costs’ (effective from January 1, 2009). The amendment requires an entity to capitalize borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (one that takes a substantial period of time to get ready for use or sale) as part of the cost of that asset. The option of immediately expensing those borrowing costs will be removed. The Company and its subsidiaries will apply IAS 23 (Revised) from January 1, 2009. The adoption of IAS 23 (Revised) will not affect the Company and its subsidiaries as interest and other costs on borrowings to finance the construction of property, plant and equipment are capitalized under the existing accounting policy of the Company and its subsidiaries.

•
IAS 27 (Revised), ‘Consolidated and separate financial statements’ (effective from July 1, 2009). The revised standard requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is re-measured to fair value and a gain or loss is recognized in income statement. The Company and its subsidiaries will apply this standard prospectively to transactions with non-controlling interests from January 1, 2010.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
 (Amounts expressed in thousands of RMB unless otherwise stated)

2.	PRINCIPAL ACCOUNTING POLICIES (CONT’D)

(z)	Standards and amendments to published standards that are not yet effective but relevant to the Company and its subsidiaries (cont’d)

•
IFRS 3 (Revised), ‘Business combinations’ (effective from July 1, 2009). The revised standard continues to apply the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the consolidated income statement.  There is a choice on an acquisition by acquisition basis to measure the non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets.  All acquisition-related costs should be expensed. The Company and subsidiaries will apply this standard prospectively to all business combinations from January 1, 2010.

•
IFRS 8, ‘Operating segments’ (effective from January 1, 2009).  IFRS 8 replaces IAS 14 ‘Segment Reporting’ and requires a ‘management approach’, under which segment information is presented on the same basis as that used for internal reporting purpose. The Company and its subsidiaries will apply IFRS 8 from January 1, 2009. Management considered there is no material impact from adopting this new standard on the financial statements of the Company and its subsidiaries.

IASB’s annual improvements project published in May 2008

•
IAS 1 (Amendment), ‘Presentation of financial statements’ (effective from January 1, 2009). The amendment clarifies that some rather than all financial assets and liabilities classified as held for trading in accordance with IAS 39, ‘Financial instruments: recognition and measurement’ are examples of current assets and liabilities respectively. The Company and its subsidiaries will apply the IAS 1 (Amendment) from January 1, 2009.  It is not expected to have an impact on financial statements of the Company and its subsidiaries.

•
IAS 28 (Amendment), ‘Investments in associates’ (and consequential amendments to IAS 32, ‘Financial instruments: presentation’ and IFRS 7, ‘Financial instruments: disclosures’) (effective from January 1, 2009).  An investment in an associate is treated as a single asset for the purposes of impairment testing and any impairment loss is not allocated to specific assets included within the investment, for example, goodwill. Reversals of impairment are recorded as an adjustment to the investment balance to the extent that the recoverable amount of the associate increases. The Company and its subsidiaries will apply the IAS 28 (Amendment) to impairment tests related to investments in associates and any related impairment losses from January 1, 2009.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
 (Amounts expressed in thousands of RMB unless otherwise stated)

2.	PRINCIPAL ACCOUNTING POLICIES (CONT’D)

(z)	Standards and amendments to published standards that are not yet effective but relevant to the Company and its subsidiaries (cont’d)

IASB’s annual improvements project published in May 2008 (cont’d)

•
IAS 36 (Amendment), ‘Impairment of assets’ (effective from January 1, 2009). Where fair value less costs to sell is calculated on the basis of discounted cash flows, disclosures equivalent to those for value-in-use calculation should be made. The Company and its subsidiaries will apply the IAS 36 (Amendment) and provide the required disclosure where applicable for impairment tests from January 1, 2009.

•
IAS 38 (Amendment), ‘Intangible assets’ (effective from January 1, 2009).  The amendment deletes the wording that states that there is ‘rarely, if ever’ support for use of a method that results in a lower rate of amortization than the straight line method. The Company and its subsidiaries will apply the IAS 38 (Amendment) from January 1, 2009.

	•	IAS 39 (Amendment), ‘Financial instruments: recognition and measurement’ (effective from January 1, 2009).

➢
This amendment clarifies that it is possible for there to be movements into and out of the fair value through profit or loss category where a derivative commences or ceases to qualify as a hedging instrument in cash flow or net investment hedge. The definition of financial asset or financial liability at fair value through profit or loss as it relates to items that are held for trading is also amended.

➢
The current guidance on designating and documenting hedges states that a hedging instrument needs to involve a party external to the reporting entity and cites a segment as an example of a reporting entity.

➢
When remeasuring the carrying amount of a debt instrument on cessation of fair value hedge accounting, the amendment clarifies that a revised effective interest rate (calculated at the date fair value hedge accounting ceases) are used.

The Company and its subsidiaries will apply the IAS 39 (Amendment) from January 1, 2009. It is not expected to have material impact on income statement of the Company and its subsidiaries.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
 (Amounts expressed in thousands of RMB unless otherwise stated)

2.	PRINCIPAL ACCOUNTING POLICIES (CONT’D)

(z) Standards and amendments to published standards that are not yet effective but relevant to the Company and its subsidiaries (cont’d)

IASB’s annual improvements project published in May 2008 (cont’d)

•
IFRS 5 (Amendment), ‘Non-current assets held for sale and discontinued operations’ (effective from July 1, 2009). The amendment clarifies that all assets and liabilities of a subsidiary are classified as held for sale if a partial disposal sale plan results in loss of control, and relevant disclosure should be made for this subsidiary if the definition of a discontinued operation is met. The Company and its subsidiaries will apply the IFRS 5 (Amendment) prospectively to all partial disposals of subsidiaries from January 1, 2010.

•
There are a number of minor amendments to IFRS 7, ‘Financial instruments: disclosures’, IAS 8, ‘Accounting policies, changes in accounting estimates and errors’, IAS 10, ‘Events after the balance sheet date’, IAS 16, ’Property, plant and equipment’, IAS 18, ‘Revenue’, IAS 20, ‘Accounting for government grants and disclosure of government assistance’ , IAS 23, ‘Borrowing costs’ and IAS 34, ‘Interim financial reporting’ which are not addressed above. These amendments are unlikely to have a material impact on financial statements of the Company and its subsidiaries.

3.      FINANCIAL, CAPITAL AND INSURANCE RISKS MANAGEMENT

(a)      Financial risk management

Risk management, including the management on the financial risks, is carried out under the instruction of the Strategic Committee of Board of Directors and the Risk Management Team. The Company works out general principles for overall management as well as management policies covering specific areas. In considering the importance of risks, the Company identifies and evaluates risks at head office and individual power plant level, and requires analysis and proper communication for the information collected periodically.

SinoSing Power and its subsidiaries are subject to financial risks that are different from the entities operating within the PRC. They have a series of controls in place to maintain the cost of risks occurring and the cost of managing the risks at an acceptable level. Management continually monitors the risk management process to ensure that an appropriate balance between risk and control is achieved. SinoSing Power and its subsidiaries have their written policies and financial authorization limits in place they are reviewed periodically. These financial authorization limits seek to mitigate and eliminate operational risks by setting approval thresholds required for entering into contractual obligations and investments.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
 (Amounts expressed in thousands of RMB unless otherwise stated)

3.     FINANCIAL, CAPITAL AND INSURANCE RISKS MANAGEMENT (CONT’D)

(a)	Financial risk management (cont’d)

(i)       Market risk

        (1)      Foreign exchange risk

Foreign exchange risk of the entities operating within the PRC primarily arises from loans denominated in foreign currencies of the Company and its subsidiaries. SinoSing Power and its subsidiaries are exposed to foreign exchange risk on loans, accounts payable and other payables that are denominated primarily in US$,  a currency other than Singapore dollar (“S$”), their functional currency. Please refer to Notes 26 and 29 for details. The Company and its subsidiaries manage exchange risk through closely monitoring interest and exchange market.

As of December 31, 2008, if RMB had weakened / strengthened by 5% (2007 and 2006: 5%) against US$ and 3% (2007 and 2006: 3%) against € with all other variables constant, exchange gain of the Company and its subsidiaries would have been RMB393 million (2007 and 2006: RMB174 million and RMB227 million) and RMB16 million (2007 and 2006: RMB20 million and RMB20 million) lower / higher respectively. The ranges of such sensitivity disclosed above were based on the observation on the historical trend of related exchange rates during the previous year under analysis.

As of December 31, 2008, if S$ had weakened / strengthened by 10% against US$ with all other variables constant, exchange gain of SinoSing Power and its subsidiaries would have been RMB398 million lower / higher respectively. The ranges of such sensitivity disclosed above were based on the management’s experience and forecast.

SinoSing Power and its subsidiaries also exposed to foreign exchange risk on fuel purchase that is denominated primarily in US$. They use forward exchange contracts to hedge almost all of its estimated foreign exchange exposure in respect of forecast fuel purchases over the following three months. The Company and its subsidiaries classify its forward foreign currency contracts as cash flow hedges. Please refer to Note 19 for details.

(2)     Price risk

The available-for-sale financial assets of the Company and its subsidiaries are  exposed to equity security price risk. The exposure of such a risk is presented on the balance sheets.

Detailed information relating to the available-for-sale financial assets are disclosed in Note 14. Being a strategic investment in nature, the Company has a director in the Board of the investee and exercises influence in safeguarding the interest. The Company also closely monitor the pricing trends in the open market in determining their long-term strategic stakeholding decisions.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
 (Amounts expressed in thousands of RMB unless otherwise stated)

3.      FINANCIAL, CAPITAL AND INSURANCE RISKS MANAGEMENT (CONT’D)

(a)      Financial risk management (cont’d)

  (i)       Market risk (cont’d)

        (2)      Price risk (cont’d)

The Company and its subsidiaries exposed to fuel price risk on fuel purchases. The Company and its subsidiaries entered into various long-term agreements to avoid the significant price changes. SinoSing Power and its subsidiaries also use fuel oil swap to hedge against such risk and designate them as cash flow hedges. Please refer to Note 19 for details.

      (3)      Cash flow interest rate risk

The interest rate risk of the Company and its subsidiaries primarily arises from loans. Loans borrowed at variable rates expose the Company and its subsidiaries to cash flow interest rate risk. The exposures of these risks are disclosed in Note 26 to the financial statements. The Company will enter into interest rate swap agreements with banks when considered appropriate to hedge against cash flow interest rate risk.

As of December 31, 2008, if interest rates on RMB-denominated borrowings had been 50 basis points (2007 and 2006: 50 basis points and 100 basis points) higher/lower with all other variables held constant, interest expense for the year would have been RMB294 million (2007 and 2006: RMB198 million and RMB315 million) higher/lower. If interest rates on US$-denominated borrowings had been 50 basis points (2007 and 2006: 50 basis points) higher/lower with all other variables held constant, interest expense for the year would have been RMB56 million (2007 and 2006: RMB17 million and RMB23 million) higher/lower. If interest rates on S$-denominated borrowings had been 100 basis points higher/lower with all other variables held constant, interest expense for the year would have been RMB114 million higher/lower. The ranges of such sensitivity disclosed above were based on the observation on the historical trend of related interest rates during the previous year under analysis.

  (ii)      Credit risk

Credit risk arises from cash and cash equivalents, credit exposures to customers and other receivables. The maximum exposures of cash and cash equivalents, accounts and other receivable are disclosed in Notes 37, 22 and 21 to the financial statements.

Cash and cash equivalents are placed with banks and financial institutions which are regulated, including which a significant portion of cash and cash equivalents of the Company and its subsidiaries is deposited with a non-bank financial institution which is a related party of the Company. The Company has a director in the Board of this non-bank financial institution and exercises influence. Corresponding maximum exposures of these cash equivalents are disclosed in Note 7(a)(i) to the financial statements.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
 (Amounts expressed in thousands of RMB unless otherwise stated)

3.      FINANCIAL, CAPITAL AND INSURANCE RISKS MANAGEMENT (CONT’D)

(a)      Financial risk management (cont’d)

  (ii)      Credit risk (cont’d)

Most of the power plants of the Company and its subsidiaries operating within PRC sell electricity generated to their sole customers, the power grid companies of their respective provinces or regions where the power plants operate. These power plants communicate with their individual grid companies periodically and believe that adequate provision for doubtful accounts have been made in the financial statements.

SinoSing Power and its subsidiaries derive their revenue mainly from sale of electricity to the National Electricity Market of Singapore operated by Energy Market Company Pte Ltd., which is not expected to have high credit risk.

A subsidiary of SinoSing Power also derives its revenue mainly from retailing electricity to consumers with monthly consumption of more than 10,000kWh. These customers engage in a wide spectrum of manufacturing and commercial activities in a variety of industries. The subsidiary holds cash deposits and guarantees from creditworthy financial institutions to secure substantial obligations of the customers.

The concentrations of accounts receivable are disclosed in Note 41.

(iii)     Liquidity risk

Liquidity risk management is to primarily ensure the ability of the Company and its subsidiaries to meet its liabilities as and when they are fall due. The liquidity reserve comprises the undrawn borrowing facility and cash and cash equivalents (Note 37) available as of each month end in meeting its liabilities.

The Company and its subsidiaries maintained flexibility in funding by cash generated by their operating activities and availability of committed credit facilities (Note 37).

Financial liabilities due within 12 months are presented as the current liabilities in the balance sheets. The repayment schedules of the long-term loans and long-term bonds and cash flows for derivative financial liabilities are disclosed in Notes 26, 27 and 19 respectively.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
 (Amounts expressed in thousands of RMB unless otherwise stated)

3.	FINANCIAL, CAPITAL AND INSURANCE RISKS MANAGEMENT (CONT’D)

(b) Fair value estimation

The fair value of financial instruments traded in active markets (such as available-for-sale) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Company and its subsidiaries is the current bid price.

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Company and its subsidiaries use a variety of methods and make assumptions that are based on market conditions existing at each balance sheet date. Valuation techniques includes making reference to the prices used by knowledgeable and willing parties in a recent transaction, the current fair value of other financial assets that are same in substance, discounted cash flow method and option pricing model, etc., are used to determine fair value for available-for-sale, forward exchange contracts, fuel oil swaps, long-term loans and long-term bonds.

The carrying value less provision for doubtful accounts of accounts receivable, other receivables and assets, accounts payable, other liabilities, short-term bonds and short-term loans are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Company and its subsidiaries for similar financial instruments.

The estimated fair value of long-term loans including current maturities and long-term bonds was approximately RMB 65.49 billion and approximately RMB 11.31 billion as of December 31, 2008 (2007: RMB37.22 billion and RMB5.89 billion) respectively. The aggregate book value of these liabilities was approximately RMB65.57 billion and RMB9.83 billion as of December 31, 2008 (2007: RMB37.66 billion and RMB5.89 billion) respectively.

(c) Capital risk management

The objectives of the Company and its subsidiaries when managing capital are to safeguard the ability of the Company and its subsidiaries in continuing as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

The Company and its subsidiaries monitor capital by using debt ratio analysis. This ratio is calculated as total liabilities (sum of current liabilities and non-current liabilities) divided by total assets as shown in consolidated balance sheet. During 2008, the strategy of the Company and its subsidiaries remained unchanged from 2007. The debt ratio of the Company and its subsidiaries as of December 31, 2008 was 74.35% (2007: 58.10%). The significant change of the debt ratio was primarily attributable to the increase of the loans for the acquisition and construction of power plants. Taking into consideration of the expected operating cash flow of the Company and its subsidiaries and the available banking facilities and their experience in refinancing short-term debts, the management believes the Company and its subsidiaries can meet their current obligations when they fall due.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
 (Amounts expressed in thousands of RMB unless otherwise stated)

3.	FINANCIAL, CAPITAL AND INSURANCE RISKS MANAGEMENT (CONT’D)

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

Experience shows credit risks from the specified debtors are relatively remote. The Company maintains a close watch on the financial position and liquidity of the associate for which financial guarantees have been granted in order to mitigate such risks (Note 2(w) (ii)). The Company takes all reasonable steps to ensure that they have appropriate information regarding any claim exposures.

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

(a) Accounting estimates on impairment of goodwill and power generation licence

The Company and its subsidiaries perform test annually whether goodwill and power generation licence have suffered any impairment in accordance with the accounting policies stated in Notes 2(g) and 2(f). The recoverable amounts of CGUs have been determined based on value-in-use calculations. These calculations require the use of estimates (Notes 17 and 16). It is reasonably possible, based on existing knowledge, that outcomes within the next financial period that are different from assumptions could require a material adjustment to the carrying amount of goodwill and power generation licence.

Changes of assumptions in tariff and fuel price will affect the result of goodwill impairment assessment. As of December 31, 2008, if tariff had decreased by 1% or 5% from management’s estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognize impairment against goodwill by approximately RMB85 million and RMB1,024 million, respectively. If fuel price had increased by 1% or 5% from the management’s estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognize impairment against goodwill by approximately RMB41 million and RMB229 million, respectively.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
 (Amounts expressed in thousands of RMB unless otherwise stated)

4.      CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (CONT’D)

(b)     Useful life of power generation licence

As of year end, management of the Company and its subsidiaries considered the estimated useful life for its power generation licence as indefinite. This estimate is based on the expected renewal of power generation licence without significant restriction and cost, together with the consideration on related future cash flows generated and the expectation of management in continuous operations. Based on existing knowledge, that outcomes within the next financial period that are different from assumptions could require a change on carrying amount of power generation licence.

(c)      Useful lives of property, plant and equipment

Management of the Company decided the estimated useful lives of property, plant and equipment and respective depreciation. The accounting estimate is based on the expected wears and tears incurred during power generation. Wears and tears can be significantly different following renovation each time. When the useful lives differ from the original estimated useful lives, management will adjust the estimated useful lives accordingly. It is possible that the estimates made based on existing experience are different to the actual outcomes within the next financial period and could cause a material adjustment to the depreciation carrying amount of property, plant and equipment.

(d)     Estimated impairment of property, plant and equipment

The Company and its subsidiaries test whether property, plant and equipment suffered any impairment whenever any impairment indication exists. In accordance with Note 2(h), an impairment loss is recognized for the amount by which the carrying amount of the asset exceeds its recoverable amount. It is reasonably possible, based on existing knowledge, that outcomes within the next financial period that are different from assumptions could require a material adjustment to the carrying amount of property, plant and equipment.

Changes of assumptions in tariff and fuel price will affect the result of property, plant and equipment impairment assessment. As of December 31, 2008, if tariff had decreased by 1% or 5% from management’s estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognize impairment against property, plant and equipment by approximately RMB431 million and RMB5,331 million, respectively. If fuel price had increased by 1% or 5% from the management’s estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognize impairment against property, plant and equipment by approximately RMB235 million and RMB3,178 million, respectively.

(e)      Estimate of income tax expense

The Company and its subsidiaries recognize deferred income tax assets to the extent that it is probable that taxable profit will be available to offset the deductible temporary difference, deductible tax loss and tax credit. It is reasonably possible, based on existing knowledge, that outcomes that are different from assumptions of future taxable profit could require a material adjustment of deferred income tax assets.

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

6．   (LOSS) / PROFIT BEFORE INCOME TAX EXPENSE

(Loss) / Profit before income tax expense was determined after charging and (crediting) the following:

	For the year ended December 31,
	2008	2007	2006

Interest expense on bank loans:
-wholly repayable within five years	3,200,296	1,854,879	1,327,990
-not wholly repayable within five years	976,670	567,464	833,739
Interest expense on long-term loans from Huaneng Group:
-wholly repayable within five years	38,768	-	-
-not wholly repayable within five years	99,435	137,942	140,194
Interest expense on other long-term loans:
-wholly repayable within five years	4,584	14,945	40,483
-not wholly repayable within five years	1,078	-	-
Interest expense on long-term bonds	499,115	7,030	-
Interest expense on short-term bonds	242,720	163,951	140,275
Total interest expense	5,062,666	2,746,211	2,482,681
Less: amounts capitalized in property, plant and equipment	(997,887)	(614,089)	(891,648)
	4,064,779	2,132,122	1,591,033

Loss / (Gain) on fair value change of derivative financial instruments	54,658	(87,132)	(100,180)

Excess of acquirer’s interest in the net fair value of acquiree’s identifiable assets, liabilities and contingent liabilities over cost	-	-	(24,758)

Gain on deemed disposal of Sichuan Hydropower	-	(17,864)	-

Auditors’ remuneration	30,555	34,688	48,315

Loss / (Gain) on disposals or write-off of property, plant and equipment,	54,056	(238,037)	100,018

Operating leases:
-Property, plant and equipment	32,894	34,366	33,724
-Land use rights	39,318	40,819	41,090

Depreciation of property, plant and equipment	7,752,706	7,229,108	6,721,684

Impairment loss of property, plant and equipment	-	7,044	11,920

Impairment of goodwill	130,224	-	-

Amortization of land use rights	74,800	46,447	42,484

Amortization of other non-current assets	44,478	17,813	15,719

Cost of inventories consumed	50,476,167	28,330,667	23,034,903

Provision for / (Reversal of) doubtful accounts	10,951	(1,466)	(4,853)

Bad debts recovery	(50,096)	(5,318)	(35,035)

Provision for / (Reversal of) inventory obsolescence	3,901	(6,615)	1,808

Other operating expenses consist of environmental protection expenses, substituted power arrangement expenses, insurance and other miscellaneous expenses, etc.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
 (Amounts expressed in thousands of RMB unless otherwise stated)

7．RELATED PARTY BALANCES AND TRANSACTIONS

The related parties of the Company and its subsidiaries that had transactions with the Company and its subsidiaries are as follows:

Names of related parties	Nature of relationship

Huaneng Group	Ultimate parent company

HIPDC	Parent company

Xi’an Thermal Power Research Institute Co., Ltd. (“Xi’an Thermal”) and its subsidiaries	Subsidiaries of Huaneng Group

Huaneng Energy & Communications Holdings Co., Ltd. (“HEC”) and its subsidiaries	Subsidiaries of Huaneng Group

Qufushengcheng Heat-Power Company Ltd. (“Qufushengcheng Heat-Power Company”)	A subsidiary of Huaneng Group

Huaneng Hulunbeier Energy Development Company Ltd. (“Hulunbeier Energy”)*	A subsidiary of Huaneng Group

Shandong Rizhao Power Company Ltd. (“Rizhao Power Company”)	An associate of the Company

China Huaneng Finance Co., Ltd. (“Huaneng Finance”)	An associate of the Company

Chongqing Huaneng Lime Company Limited (“Lime Company”)	An associate of a subsidiary

State-owned enterprises**	Related parties of the Company

*
Zhalainuoer Coal Mining Company Ltd. (“Zhalainuoer Coal”) is a subsidiary of Hulunbeier Energy which the latter entity controls the coal transactions with the Company and its subsidiaries. Hence, the disclosures of related party are changed from Zhalainuoer Coal to Hulunbeier Energy.

**
Huaneng Group is a state-owned enterprise. In accordance with the revised IAS 24, “Related Party Disclosures”, state-owned enterprises and their subsidiaries, other than entities under Huaneng Group, directly or indirectly controlled by the PRC government are also considered as related parties of the Company and its subsidiaries.

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

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
 (Amounts expressed in thousands of RMB unless otherwise stated)

7.      RELATED PARTY BALANCES AND TRANSACTIONS (CONT’D)

(a)      Related party balances

(i)	Cash deposits in a related party

	As of December 31,
	2008	2007
Deposits in Huaneng Finance
- Savings deposit	3,539,564	4,942,264

For the year ended December 31, 2008, the annual interest rate for these saving deposits placed with Huaneng Finance ranged from 0.36% to 1.44% (2007 and 2006: 0.72% to 1.53% and 0.72% to 1.62%) per annum.

(ii)	As described in Note 26, certain loans of the Company and its subsidiaries were borrowed from Huaneng Group.

(iii)	As described in Notes 26 and 32, certain loans of the Company and its subsidiaries were borrowed from Huaneng Finance.

(iv)
As of December 31, 2008 and 2007, balances with Huaneng Group, HIPDC, subsidiaries, and associates are unsecured, non-interest bearing and receivable/repayable within one year. As of and for the years ended December 31, 2008, 2007 and 2006, no provision is made on receivable balances from these parties.

(v)	As of December 31, 2008 and 2007, balances with other related parties are unsecured, non-interest bearings and receivable / repayable within one year other than prepayments for equipment of approximately RMB156 million (2007: nil) which are presented in non-current assets. As of and for the years ended December 31, 2008, 2007 and 2006, no provision is made on receivable balances from these other related parties.

(vi)	Included in the balance sheets, the balances with state-owned enterprises are as follows:

	As of December 31,
	2008	2007
	RMB million	RMB million

Receivables and other assets, net	7,137	8,465
Cash at banks	631	2,335
Borrowings	74,410	37,787
Accounts payable and other liabilities	4,032	4,346

As of December 31, 2008, accounts receivable of approximately RMB505 million was secured to a bank as collateral against a short-term loan of RMB500 million (2007: nil). Except for cash at banks, borrowings and accounts receivable mentioned above, all the balances of assets and liabilities with state-owned enterprises mentioned above are unsecured, non-interest bearing and receivable/repayable within one year. As of December 31, 2008, no provision (2007: RMB51 million) has been made on receivable balances.

Terms of the long-term loans, short-term loans and cash at banks are described in Notes 26, 32 and 37, which have no material difference with the terms with third parties.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
 (Amounts expressed in thousands of RMB unless otherwise stated)

7.      RELATED PARTY BALANCES AND TRANSACTIONS (CONT’D)

(b) Related party transactions

(i)
Pursuant to a leasing agreement entered into between the Company and HIPDC, HIPDC leased the land use right to Nanjing Power Plant for 50 years from January 1, 1999 at an annual rental payment of RMB1.334 million. For the year ended December 31, 2008, total rental fees of the land use right were RMB1.334 million (2007 and 2006: RMB1.334 million).

(ii)	Pursuant to a leasing agreement between the Company and HIPDC, HIPDC leases its office building to the Company from January 1, 2005 for 5 years at an annual rental of RMB26 million. For the year ended December 31, 2008, the rental expense of office building was RMB26 million (2007 and 2006: RMB26 million).

(iii)	Please refer to Note 26 for details of long-term loans on-lent from Huaneng Group through Huaneng Finance to the Company and its subsidiaries. For the year ended December 31, 2008, total long-term loan interest incurred by the Company and its subsidiaries to Huaneng Group amounted to RMB139.25 million (2007 and 2006: RMB137.94 million and RMB 139.95 million).

(iv)	For the year ended December 31, 2008, drawdown of short-term loans from Huaneng Finance to the Company and its subsidiaries amounted to RMB1,590 million (2007 and 2006: RMB2,248 million and RMB 3,375 million). Drawdown of long-term loans from Huaneng Finance amounted to RMB130 million (2007 and 2006: nil and RMB40 million). The interest rates for such loans have no material difference from the prevailing average market interest rates. For the year ended December 31, 2008, total short-term loan interest incurred by the Company and its subsidiaries to Huaneng Finance amounted to RMB115.18 million (2007 and 2006: RMB138.29 million and RMB128.41 million) while long-term loan interest incurred by the Company and its subsidiaries to Huaneng Finance amounted to RMB0.5 million (2007 and 2006: nil and RMB4.2 million).

(v)	On November 6, 2007 and August 8, 2007, the Company entered into management service agreements with Huaneng Group and HIPDC, respectively. Pursuant to the management service agreements, the Company provides management services to certain power plants owned by Huaneng Group and HIPDC for 3 years. For the year ended December 31, 2008, the total service fees earned from Huaneng Group and HIPDC amounted to RMB39.16 million (2007 and 2006: RMB41.79 million and RMB39.10 million) and RMB14.08 million (2007 and 2006: RMB3.98 million and RMB4.38 million), respectively. For the year ended December 31, 2008, the related costs incurred for the management services rendered amounted to approximately RMB33.52 million (2007and 2006: RMB33.15 million and RMB33.04million).

(vi)	For the year ended December 31, 2008, coal sold by the Company and its subsidiaries to HEC and its subsidiaries amounted to RMB13.92 million (2007 and 2006: nil)*.

(vii)	For the year ended December 31, 2008, coal purchased by the Company and its subsidiaries from Rizhao Power Company amounted to RMB8.30 million (2007 and 2006: nil)*.

(viii)	For the year ended December 31, 2008, coal and transportation services provided by HEC and its subsidiaries to the Company and its subsidiaries amounted to RMB4,198 million (2007 and 2006: RMB2,907 million and RMB735 million)*.

(ix)	For the year ended December 31, 2008, coal purchased by the Company and its subsidiaries from Hulunbeier Energy amounted to RMB167.15 million (2007 and 2006: RMB8.56 million and nil)*.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
 (Amounts expressed in thousands of RMB unless otherwise stated)

7.      RELATED PARTY BALANCES AND TRANSACTIONS (CONT’D)

(b) Related party transactions (cont’d)

(x)	For the year ended December 31, 2008, equipment purchased by the Company and its subsidiaries from HEC and its subsidiaries amounted to approximately RMB458.02 million (2007 and 2006: RMB247.76 million and nil)*.

(xi)
For the year ended December 31, 2008, lime products purchased by the Company and its subsidiaries from Lime Company amounted to approximately RMB73.19 million (2007 and 2006: RMB63.51 million and RMB 47.24million)*.

(xii)
For the year ended December 31, 2008, information and technology supporting services rendered by Xi’an Thermal and its subsidiaries to the Company and its subsidiaries amounted to approximately RMB217 million (2007 and 2006: RMB139 million and RMB95 million)*.

(xiii)
The Company and its subsidiaries generated power on behalf of China Huaneng (Group) Baiyanghe Power Plant (“Baiyanghe Power Plant”), a branch of Huaneng Group and Qufushengcheng Heat-Power Company. The transacting parties changed their settlement method from direct settlement with these related parties by the Company and its subsidiaries in 2007 to payments made to these related parties after receiving settlements from power grid company in 2008. For the year ended December 31, 2008, the Company and its subsidiaries incurred cost of RMB15.16 million for the arrangement above with Baiyanghe Power Plant (2007 and 2006: revenue generated by the Company and its subsidiaries from Baiyanghe Power Plant amounted to RMB6.24 million and nil) while no such arrangement with Qufushengcheng Heat-Power Company this year (2007 and 2006: revenue from Qufushengcheng Heat-Power Company amounted to RMB23.06 million and nil)*.

(xiv)
On March 10, 2008, SinoSing Power was incorporated as an oversea vehicle of Huaneng Group and on March 24, 2008, acquired 100% equity interest of Tuas Power from Temasek Holdings (Private) Limited (“Temasek”) in Singapore. On April 29, 2008, the Company entered into a transfer agreement with Huaneng Group, pursuant to which the Company agreed to acquire from Huaneng Group 100% equity interest in SinoSing Power. The consideration paid comprises the whole costs incurred by Huaneng Group, including (1) approximately US$985 million being the capital injected into SinoSing Power by Huaneng Group and (2) an aggregate amount of approximately RMB176 million being all the related expenses (including loan interest) directly incurred in connection with the acquisition of 100% equity interest of Tuas Power, with total amounted to RMB7.08 billion, please refer to Note 40 for details.

* The amounts of related party transactions above have excluded VAT.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
 (Amounts expressed in thousands of RMB unless otherwise stated)

7.      RELATED PARTY BALANCES AND TRANSACTIONS (CONT’D)

(b)     Related party transactions (cont’d)

Transactions with state-owned enterprises

	For the year ended December 31,
	2008	2007	2006
	RMB million	RMB million	RMB million

Sales of electricity	57,124	49,628	44,646
Purchases of fuel	(26,323)	(17,888)	(12,499)
Acquisition of property, plant and equipment	(11,981)	(5,331)	(7,568)
Subcontracting labor for construction and renovation	(3,217)	(2,092)	(3,621)
Drawdown of short-term loans	43,706	18,299	9,033
Drawdown of long-term bank loans	35,764	8,136	9,453
Interest expense of loans and bonds to banks and other financial institutions	(3,553)	(1,905)	(1,797)

(c) Guarantees

	As of December 31,
	2008	2007

(i) Short-term loan guaranteed by state-owned banks	-	1,000,000

(ii) Long-term loans guaranteed by
- Huaneng Group	1,100,117	1,462,140
- HIPDC	1,463,511	2,041,783
- State-owned enterprises	3,100,000	100,000

(iii) Certain long-term bank loans of Rizhao Power Company guaranteed by the Company	(43,563)	(86,063)

(iv) Long-term bonds guaranteed by
- HIPDC	4,000,000	-
- State-owned banks	6,000,000	6,000,000

(d) Pre-tax benefits and social insurance of key management personnel

	For the year ended December 31,
	2008	2007	2006

Salaries	7,121	6,930	5,670

Pension	1,539	1,529	1,616

Total	8,660	8,459	7,286

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
 (Amounts expressed in thousands of RMB unless otherwise stated)

8.      LABOR COST

Other than the salaries and staff welfare, the labor cost of the Company and its subsidiaries mainly comprises the following:

All PRC employees of the Company and its subsidiaries are entitled to a monthly pension upon their retirements.  The PRC government is responsible for the pension liability to these employees on retirement. The Company and its subsidiaries are required to make contributions to the publicly administered retirement plan for their PRC employees at a specified rate, currently set at 18% to 22% (2007 and 2006: 18% to 22%), of the basic salary of the PRC employees. The retirement plan contributions paid by the Company and its subsidiaries for the year ended December 31, 2008 were approximately RMB311 million (2007 and 2006: RMB281 million and RMB278 million), including approximately RMB300 million (2007 and 2006: RMB278 million and RMB269 million) charged to the income statement.

In addition, the Company and its subsidiaries have also implemented a supplementary defined contribution retirement scheme for PRC employees. Under this scheme, the employees are required to make a specified contribution based on the number of years of service with the Company and its subsidiaries, and the Company and its subsidiaries are required to make a contribution equal to two to three times the employees’ contributions, such amount is payable from the approved salary budget. The employees will receive the total contributions upon their retirement. For the year ended December 31, 2008, the contributions to supplementary defined contribution retirement scheme paid by the Company and its subsidiaries amounted to approximately RMB203 million (2007 and 2006: RMB257 million and RMB238 million), including approximately RMB195 million (2007and 2006: RMB251 million and RMB235 million) charged to the income statement.

SinoSing Power and its subsidiaries in Singapore appropriate a specified rate, currently set at 5% to 14.5% of the basic salary to central provident funds in accordance with the local government regulations. The contributions paid by SinoSing Power and its subsidiaries for the year ended December 31, 2008 are approximately RMB6.04 million, which all charged to the income statement.

The Company and its subsidiaries have no further obligation for post-retirement benefits beyond the above annual contributions made.

The Company and its subsidiaries also make contributions of social insurance and housing funds to the social security institution at a specified rate of the basic salary and no more than the upper limit. The housing funds and social insurance contributions paid by the Company and its subsidiaries were charged to the costs or expenses, the amount of which  for the year ended December 31, 2008 were approximately RMB214 million (2007 and 2006: RMB196 million and RMB167 million) and RMB200 million (2007 and 2006: RMB182 million and RMB122 million).

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
 (Amounts expressed in thousands of RMB unless otherwise stated)

9.      DIRECTORS’, SUPERVISORS’ AND SENIOR MANAGEMENT’ EMOLUMENTS

(a)   Pre-tax benefits and social insurance of directors and supervisors

The remuneration of every director and supervisor of the Company for the year ended December 31, 2008 is set out below:

	Fees	Basic salaries	Performance salaries	Pension	Total

Name of director

Mr. Cao Peixi[1]	-	-	-	-	-
Mr. Huang Long	-	-	-	-	-
Mr. Wu Dawei	-	83	319	90	492
Mr. Huang Jian[1]	-	-	-	-	-
Mr. Liu Guoyue[2,6]	-	112	538	114	764
Mr. Fan Xiaxia[2,7]	-	112	538	113	763
Mr. Shan Qunying	48	-	-	-	48
Mr. Xu Zujian	48	-	-	-	48
Ms. Huang Mingyuan[2]	24	-	-	-	24
Mr. Liu Shuyuan	48	-	-	-	48
Mr. Liu Jipeng	74	-	-	-	74
Mr. Yu Ning	74	-	-	-	74
Mr. Shao Shiwei[2]	37	-	-	-	37
Mr. Zheng Jianchao[2]	37	-	-	-	37
Mr. Wu Liansheng[2]	37	-	-	-	37
Mr. Li Xiaopeng[3]	-	-	-	-	-
Mr. Huang Yongda[4]	-	-	-	-	-
Mr. Na Xizhi[5]	-	86	12	64	162
Mr. Ding Shida [5]	24	-	-	-	24
Mr. Qian Zhongwei[5]	37	-	-	-	37
Mr. Xia Donglin[5]	37	-	-	-	37
Mr. Wu Yusheng[5]	37	-	-	-	37
Sub-total	562	393	1,407	381	2,743

Name of supervisor

Mr. Guo Junming	-	-	-	-	-
Ms. Yu Ying	48	-	-	-	48
Ms. Wu Lihua[2]	-	-	-	-	-
Mr. Gu Jianguo	48	-	-	-	48
Mr. Wang Zhaobin[2]	-	135	490	140	765
Mr. Dai Xinmin[2]	-	92	255	78	425
Mr. Shen Zongmin[5]	24	-	-	-	24
Ms. Zou Cui[5]	-	43	139	51	233
Sub-total	120	270	884	269	1,543

Total	682	663	2,291	650	4,286

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
 (Amounts expressed in thousands of RMB unless otherwise stated)

9.      DIRECTORS’, SUPERVISORS’ AND SENIOR MANAGEMENT’ EMOLUMENTS (CONT’D)

(a) Pre-tax benefits and social insurance of directors and supervisors (cont’d)

The remuneration of every director and supervisor of the Company for the year ended December 31, 2007 is set out below:

	Fees	Basic salaries	Performance salaries	Pension	Total

Name of director

Mr. Li Xiaopeng[3]	-	-	-	-	-
Mr. Huang Yongda[4]	-	-	-	-	-
Mr. Huang Long	-	-	-	-	-
Mr. Na Xizhi[5]	-	222	627	197	1,046
Mr. Wu Dawei	-	124	544	123	791
Mr. Shan Qunying	40	-	-	-	40
Mr. Ding Shida[5]	40	-	-	-	40
Mr. Xu Zujian	40	-	-	-	40
Mr. Liu Shuyuan	40	-	-	-	40
Mr. Qian Zhongwei[5]	60	-	-	-	60
Mr. Xia Donglin[5]	60	-	-	-	60
Mr. Liu Jipeng	60	-	-	-	60
Mr. Wu Yusheng[5]	60	-	-	-	60
Mr. Yu Ning	60	-	-	-	60
Sub-total	460	346	1,171	320	2,297

Name of supervisor

Mr. Guo Junming	-	-	-	-	-
Ms. Yu Ying	40	-	-	-	40
Mr. Gu Jianguo	40	-	-	-	40
Mr. Shen Zongmin[5]	40	-	-	-	40
Ms. Zou Cui[5]	-	126	458	138	722
Mr. Wang Zhaobin	-	125	457	134	716
Sub-total	120	251	915	272	1,558

Total	580	597	2,086	592	3,855

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
 (Amounts expressed in thousands of RMB unless otherwise stated)

9.      DIRECTORS’, SUPERVISORS’ AND SENIOR MANAGEMENT’ EMOLUMENTS (CONT’D)

(a)	Pre-tax benefits and social insurance of directors and supervisors (cont’d)

The remuneration of every director and supervisor of the Company for the year ended December 31, 2006 is set out below:

	Fees	Basic salaries and allowances	Discretionary bonuses	Employer’s contributions to pension schemes	Total

Name of director

Mr. Li Xiaopeng	-	-	-	-	-
Mr. Huang Yongda	-	-	-	-	-
Mr. Wang Xiaosong[8]	-	-	-	-	-
Mr. Huang Long	-	150	350	166	666
Mr. Na Xizhi	-	225	310	173	708
Mr. Wu Dawei	-	21	121	21	163
Mr. Shan Qunying	40	-	-	-	40
Mr. Ding Shida	40	-	-	-	40
Mr. Xu Zujian	40	-	-	-	40
Mr. Liu Shuyuan	40	-	-	-	40
Mr. Qian Zhongwei	60	-	-	-	60
Mr. Xia Donglin	60	-	-	-	60
Mr. Liu Jipeng	60	-	-	-	60
Mr. Wu Yusheng	60	-	-	-	60
Mr. Yu Ning	60	-	-	-	60
Sub-total	460	396	781	360	1,997

Name of supervisor

Mr. Guo Junming[9]	-	-	-	-	-
Ms. Yu Ying	40	-	-	-	40
Mr. Gu Jianguo	40	-	-	-	40
Mr. Shen Zongmin	40	-	-	-	40
Ms. Zou Cui	-	128	398	152	678
Mr. Wang Zhaobin	-	126	382	139	647
Sub-total	120	254	780	291	1,445

Total	580	650	1,561	651	3,442

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
 (Amounts expressed in thousands of RMB unless otherwise stated)

9.      DIRECTORS’, SUPERVISORS’ AND SENIOR MANAGEMENT’ EMOLUMENTS (CONT’D)

(a)      Pre-tax benefits and social insurance of directors and supervisors (cont’d)

[1]	Appointed on August 27, 2008.
[2]	Appointed on May 13, 2008.
[3]	Mr. Li Xiaopeng resigned from the capacity of chairman and director on June 2, 2008.
[4]	Mr. Huang Yongda resigned from the capacity of vice chairman and director on August 27, 2008.
[5]	Retired on May 13, 2008.
[6]	Excluded from basic salaries, performance salaries and pension received before appointed as the director amounting to RMB0.045 million, RMB0.184 million and RMB0.062 million, respectively.
[7]	Excluded from basic salaries, performance salaries and pension received before appointed as the director amounting to RMB0.045 million, RMB0.184 million and RMB0.062 million, respectively.
[8]	Mr. Wang Xiaosong resigned from the capacity of director on March 7, 2006.
[9]	Appointed on January 18, 2006.

During the year, no option was granted to the directors or the supervisors (2007 and 2006: nil).

During the year, no emolument was paid to the directors or the supervisors (including the five highest paid employees) as an inducement to join or upon joining the Company or as compensation for loss of office (2007 and 2006: nil).

No director or supervisor had waived or agreed to waive any emoluments during the years 2006, 2007 and 2008.

(b)     Five highest paid individuals

The five individuals whose emoluments were the highest in the Company and its subsidiaries for the year include two (2007 and 2006: one) directors and one (2007 and 2006: nil) supervisor whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining two (2007 and 2006: four) individuals during the year (fell within the range of nil to RMB1 million) are as follows:

	For the year ended December 31,
	2008	2007	2006

Basic salaries	292	536	551
Performance salaries	1,091	2,406	1,776
Pension	330	657	702
	1,713	3,599	3,029

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
 (Amounts expressed in thousands of RMB unless otherwise stated)

10.   SEGMENT INFORMATION

(a)      Primary reporting format – geographical segments

The Company and its subsidiaries elected the geographical segments as primary reporting format. During the year, the Company and its subsidiaries have business operations in the PRC and Singapore.

The segment information as of and for the years ended December 31, 2008 is as follows:

Geographical segments	PRC	Singapore	Total
Segment revenue	57,203,465	10,360,350	67,563,815
Segment expenses	(58,654,830)	(9,840,015)	(68,494,845)
Segment results	(1,451,365)	520,335	(931,030)
Unallocated expenses			(324,919)
Operating loss			(1,255,949)

Interest income			83,522
Interest expense			(4,064,779)
Exchange gain and bank charges, net			356,836
Share of profits of associates	72,688	-	72,688
Loss on fair value change			(54,658)
Investment income			51,061
Other income, net			19,723
Loss before income tax expense			(4,791,556)
Income tax benefit			239,723
Loss for the year			(4,551,833)

Other assets	131,243,943	23,824,750	155,068,693
Investments in associates	8,758,235	-	8,758,235
Add: unallocated assets			2,090,830
Total assets			165,917,758

Segment liabilities	10,416,317	1,812,038	12,228,355
Add: unallocated liabilities			111,129,450
Total liabilities			123,357,805

Depreciation and amortization	7,434,858	392,378	7,827,236
Add: depreciation and amortization of unallocated assets			17,095
Total depreciation and amortization included in profit and loss			7,844,331
Provision for inventory obsolescence	235	3,666	3,901
(Reversal of) / Provision for doubtful accounts on receivables	(15,345)	26,296	10,951
Impairment of goodwill	130,224	-	130,224
Segment addition of capital assets	28,667,051	22,387,050	51,054,101
Add: unallocated addition of capital assets			11,518
Total additions of capital assets			51,065,619

The Company and its subsidiaries were principally operated in the PRC prior to 2008, no comparative disclosure for geographical segment is presented above.

(b)     Secondary reporting format – business segments

The Company and its subsidiaries are principally engaged in power business. No business segments are presented.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
 (Amounts expressed in thousands of RMB unless otherwise stated)

11.    PROPERTY, PLANT AND EQUIPMENT, NET

	Dam	Port facilities	Buildings	Electric utility plant in service	Transportation facilities	Others	Construction-in-progress	Total

As of January 1, 2007

Cost	3,553,170	-	2,053,942	106,111,993	224,007	2,386,701	12,498,547	126,828,360
Accumulated depreciation	(169,745)	-	(492,405)	(34,363,986)	(100,098)	(1,215,901)	-	(36,342,135)
Accumulated impairment loss	-	-	-	(42,000)	-	-	-	(42,000)

Net book value	3,383,425	-	1,561,537	71,706,007	123,909	1,170,800	12,498,547	90,444,225

Year ended December 31, 2007

Beginning of the year	3,383,425	-	1,561,537	71,706,007	123,909	1,170,800	12,498,547	90,444,225
Reclassification	-	-	131,973	(188,275)	(19,800)	76,102	-	-
Acquisition	-	-	98,889	1,816,102	-	23,165	635,171	2,573,327
Additions	-	-	16,395	30,494	-	105,875	15,386,036	15,538,800
Transfer from CIP	-	-	314,883	13,070,043	5,565	211,436	(13,601,927)	-
Disposals / Write-off	-	-	(6,613)	(243,984)	-	(14,759)	-	(265,356)
Depreciation charge	-	-	(98,590)	(6,896,759)	(15,409)	(233,825)	-	(7,244,583)
Impairment charge	-	-	-	(7,044)	-	-	-	(7,044)
Deemed disposal of a subsidiary (Note 12)	(3,383,425)	-	(354,363)	(4,909,687)	-	(201,361)	(2,064,614)	(10,913,450)

End of the year	-	-	1,664,111	74,376,897	94,265	1,137,433	12,853,213	90,125,919

As of December 31, 2007

Cost	-	-	2,234,479	114,342,118	206,956	2,452,285	12,853,213	132,089,051
Accumulated depreciation	-	-	(570,368)	(39,965,221)	(112,691)	(1,314,852)	-	(41,963,132)

Net book value	-	-	1,664,111	74,376,897	94,265	1,137,433	12,853,213	90,125,919

Year ended December 31, 2008

Beginning of the year	-	-	1,664,111	74,376,897	94,265	1,137,433	12,853,213	90,125,919
Reclassification	-	-	(11,526)	(32,261)	-	43,787	-	-
Acquisitions	-	-	-	5,983,679	-	12,460	80,441	6,076,580
Additions	-	1,315,393	29,211	185,228	-	201,613	27,029,948	28,761,393
Transfer from CIP	-	-	41,538	14,919,194	-	112,805	(15,073,537)	-
Disposals / Write-off	-	-	(4,099)	(72,385)	-	(2,375)	-	(78,859)
Depreciation charge	-	-	(96,468)	(7,413,970)	(12,385)	(239,293)	-	(7,762,116)
Currency translation differences	-	-	-	(377,920)	-	(823)	(6,976)	(385,719)

End of the year	-	1,315,393	1,622,767	87,568,462	81,880	1,265,607	24,883,089	116,737,198

As of December 31, 2008

Cost	-	1,315,393	2,276,367	141,065,871	206,956	2,749,454	24,883,089	172,497,130
Accumulated depreciation	-	-	(653,600)	(49,812,854)	(125,076)	(1,483,847)	-	(52,075,377)
Accumulated impairment loss	-	-	-	(3,684,555)	-	-	-	(3,684,555)

Net book value	-	1,315,393	1,622,767	87,568,462	81,880	1,265,607	24,883,089	116,737,198

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
 (Amounts expressed in thousands of RMB unless otherwise stated)

11.   PROPERTY, PLANT AND EQUIPMENT, NET (CONT’D)

Interest expense of approximately RMB998 million (2007 and 2006: RMB614 million and RMB892 million) arising on borrowings for the construction of power plants were capitalized during the year and are included in ‘Additions’ in property plant and equipment. A capitalization rate of approximately 6.21% (2007 and 2006: 5.30% and 5.25%) per annum was used.

In 2008, no impairment was recognized based on assessments.

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

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
 (Amounts expressed in thousands of RMB unless otherwise stated)

12.   INVESTMENTS IN ASSOCIATES

	2008	2007
Beginning of the year	8,731,490	5,418,213

Conversion of Sichuan Hydropower from subsidiary to associate (a)	-	1,544,206
Additional investments in Huaneng Finance	-	134,000
Acquisition of equity interest in Shenzhen Energy Investment Co., Ltd. (“SEI”) (b)	200	1,520,000
Acquisition of 10% equity interest in Rizhao Power Company	134,554	-
Establishment of Yangquan Coal Industry Group Huaneng Coal-fired power Investment Co., Ltd. (“Yangmei Huaneng Company”)	147,000	-
Share of other equity movement	3,096	7,255
Share of profit before income tax expense	187,518	768,318
Share of income tax expense	(114,830)	(181,995)
Dividends	(330,793)	(478,507)

End of the year	8,758,235	8,731,490

Investments in associates as of December 31, 2008 included goodwill of approximately RMB1,490 million (2007: RMB1,457 million).

Notes:

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

(b)	In 2006, Shenzhen Energy Group Co., Ltd. (“SEG”) planned to restructure with its listed subsidiary – SEI. SEI issued new shares to SEG in acquiring most of the assets of SEG and SEG will be deregistered ultimately. In accordance with the resolutions of the board of directors and related signed agreement, the Company subscribed 200 million shares, and will take up a portion of shareholding of SEI from SEG upon the deregistration of the latter entity. The Company will directly hold 25.01% shareholding in SEI by then. As of December 31, 2007, the Company has paid RMB1.52 billion to subscribe 200 million shares, representing 9.08% shareholding of SEI. The Company considered the nature of the investment and classified this as an associate. The 200 million shares mentioned above are subject to a lock-up period of 3 years from the acquisition date. As there is no published price quotation for shares with such specific lock-up arrangement, there is no price information available for the disclosure purpose.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
 (Amounts expressed in thousands of RMB unless otherwise stated)

12.   INVESTMENTS IN ASSOCIATES (CONT’D)

As of December 31, 2008, the investments in associates of the Company and its subsidiaries, all of which are unlisted except for SEI which is listed in the Shenzhen Stock Exchange, were as follows:

Name of associate	Country of incorporation	Registered and fully paid capital	Business nature and scope of operation	Percentage of equity interest held
				Direct	Indirect

Rizhao Power Company	PRC	RMB1,245,587,900	Power generation	44%	-

SEG	PRC	RMB955,555,556	Development, production and sale of regular energy, new energy and energy construction project, etc.	25%	-

SEI	PRC	RMB2,202,495,332	Energy and investment in related industries	9.08%	-
Hebei Hanfeng Power Generation Limited Liability Company	PRC	RMB1,975,000,000	Power generation	40%	-

Lime Company	PRC	RMB50,000,000	Lime production and sale	-	25%

Huaneng Finance	PRC	RMB2,000,000,000	Provision for financial service including fund deposit services, lending, finance lease arrangements, notes discounting and entrusted loans and investment arrangement within Huaneng Group	20%	-

Sichuan Hydropower	PRC	RMB800,000,000	Development, investment, construction, operation and management of hydropower	49%	-

Yangmei Huaneng Company	PRC	RMB1,000,000,000	Investment, development, consulting and management services of coal and power generation projects	49%	-

The gross amounts of operating results, assets and liabilities (excluding goodwill) of the associates of the Company and its subsidiaries were as follows:

	2008	2007

Assets	78,806,094	82,084,730

Liabilities	(51,201,920)	(53,434,823)

Operating revenue	7,937,524	17,339,522

Profit attributable to equity holders of associates	299,872	1,992,974

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
 (Amounts expressed in thousands of RMB unless otherwise stated)

13.   INVESTMENTS IN SUBSIDIARIES

As of December 31, 2008, the investments in subsidiaries of the Company and its subsidiaries, all of which are unlisted, were as follows:

Name of subsidiary	Country of incorporation	Type of legal entity	Registered and fully paid capital	Business nature and scope of operations	Percentage of equity interest held
					Direct	Indirect

Huaneng Weihai Power Limited Liability Company	PRC	Limited liability company	RMB761,838,300	Power generation	60%	-

Huaneng Huaiyin Power Generation Co. Ltd. (“Huaiyin Power Company”)	PRC	Limited liability company	RMB265,000,000	Power generation	100%	-

Huaneng Huaiyin II Power Limited Company	PRC	Limited liability company	RMB774,000,000	Power generation	63.64%	-

Huaneng (Suzhou Industrial Park) Power Generation Co. Ltd.	PRC	Limited liability company	RMB632,840,000	Power generation	75%	-

Huaneng Taicang Power Co., Ltd.	PRC	Limited liability company	RMB804,146,700	Power generation	75%	-

Huaneng Qinbei Power Co., Ltd.	PRC	Limited liability company	RMB810,000,000	Power generation	60%	-

Huaneng Yushe Power Generation Co., Ltd.	PRC	Limited liability company	RMB615,760,000	Power generation	60%	-

Huaneng Xindian Power Co., Ltd.	PRC	Limited liability company	RMB100,000,000	Power generation	95%	-

Huaneng Hunan Yueyang Power Generation Limited Liability Company (“Yueyang Power Company”)	PRC	Limited liability company	RMB1,055,000,000	Power generation	55%	-

Huaneng Chongqing Luohuang Power Generation Limited Liability Company	PRC	Limited liability company	RMB1,658,310,000	Power generation	60%	-

Huaneng Shanghai Combined Cycle Power Limited Liability Company	PRC	Limited liability company	RMB699,700,000	Power generation	70%	-

Huaneng Pingliang Power Generation Co., Ltd. (“Pingliang Power Company”)	PRC	Limited liability company	RMB924,050,000	Power generation	65%	-

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
 (Amounts expressed in thousands of RMB unless otherwise stated)

13.    INVESTMENTS IN SUBSIDIARIES (CONT’D)

As of December 31, 2008, the investments in subsidiaries of the Company and its subsidiaries, all of which are unlisted, were as follows (cont’d):

Name of subsidiary	Country of incorporation	Type of legal entity	Registered and fully paid capital	Business nature and scope of operations	Percentage of equity interest held
					Direct	Indirect

Huaneng International Power Fuel Limited Liability Company	PRC	Limited liability company	RMB200,000,000	Wholesale of coal	100%	-

Huaneng Nanjing Jinling Power Co., Ltd. (“Nanjing Jinling Power Company”)	PRC	Limited liability company	RMB1,302,000,000	Power generation	60%	-

Huaneng Shanghai Shidongkou Power Generation Limited Liability Company (i)	PRC	Limited liability company	RMB990,000,000	Power generation	50%	-

Huade County Daditaihong Wind Power Utilization Limited Liability Company	PRC	Limited liability company	RMB5,000,000	Wind power development and utilization	99%	-

Huaneng Nantong Power Generation Limited Liability Company	PRC	Limited liability company	RMB1,560,000,000	Power generation	70%	-

Yingkou Port (i)	PRC	Limited liability company	RMB720,235,000	Loading and conveying service	50%	-

SinoSing Power	Singapore	Limited liability company	US$985,000,100	Investment holding	100%	-

Tuas Power	Singapore	Limited liability company	US$1,178,050,000	Power generation and related products, derivatives; developing power supply resources and operating electricity	-	100%

Tuas Power Supply Pte Ltd.	Singapore	Limited liability company	US$500,000	Power sales	-	100%

Tuas Power Utilities Pte Ltd.	Singapore	Limited liability company	US$2	Provision of utility services	-	100%

TPGS Green Energy Pte Ltd.	Singapore	Limited liability company	US$1,000,000	Provision of utility services	-	75%

New Earth Pte Ltd.	Singapore	Limited liability company	US$10,111,841	Consultancy in waste recycling	-	60%

New Earth Singapore Pte Ltd.	Singapore	Limited liability company	US$12,516,050	Industrial waste management and recycling	-	75%

Note:
(i) Pursuant to agreements with other shareholders, the Company has controls over these entities.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
 (Amounts expressed in thousands of RMB unless otherwise stated)

14.   AVAILABLE-FOR-SALE FINANCIAL ASSETS

Available-for-sale financial assets represent the 1.82% (2007: 1.82%) equity interest in China Yangtze Power Co., Ltd. (“Yangtze Power”) and the 10% (2007: 10%) equity interest in Shanxi Xishan Jinxing Energy Co., Ltd. (“Jinxing Energy”). Yangtze Power is a listed company and Jinxing Energy is unlisted, both are incorporated in the PRC. As of December 31, 2008, the Company held approximately 171.71 million (2007: 171.71 million) shares of Yangtze Power. Yangtze Power has suspended trading as a result of major assets reorganization since May 8, 2008. Fair value per share of Yangtze Power as of December 31, 2008 deriving from fair value of similar financial assets amounted to RMB7.35 (2007: RMB19.49 from quoted market price).

	2008	2007

Beginning of the year	3,462,158	1,458,759
Investment in Jinxing Energy	146,375	115,599
Additions due to exercise of stock warrants	-	891,058
Disposals	-	(603,411)
Revaluation (loss) / gains	(2,084,517)	1,600,153

End of the year	1,524,016	3,462,158

There were no impairment provisions on available-for-sale financial assets in 2006, 2007 and 2008.

15.   LAND USE RIGHTS

Details of land use rights are as follows:

	As of December 31,
	2008	2007

Outside Hong Kong, held on:

Leases of between 10 to 50 years	2,868,599	2,242,026
Leases of over 50 years	26,760	27,182

	2,895,359	2,269,208

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
 (Amounts expressed in thousands of RMB unless otherwise stated)

16.   POWER GENERATION LICENCE

The movements in the carrying amount of power generation licence during the years are as follows:

As of January 1, 2008

Cost	-

Movement in 2008:

Opening net book value	-
Acquisitions (Note 40)	4,073,278
Currency translation differences	(261,372)

Closing net book value	3,811,906

As of December 31, 2008

Cost	3,811,906

Impairment test of power generation licence

Power generation licence belongs to the single CGU-Tuas Power. The recoverable amount of the CGU is determined based on value-in-use calculation. These calculations use pre-tax cash flow projections based on management’s financial budget over a six-year period as Tuas Power expects to complete a repowering project by mid-2013 and a steady cashflows will be achieved in 2014. A growth rate of 4% is assumed in the forecast model beyond the six-year period, which does not exceed the long-term growth rate of Singapore power demand. Pre-tax discount rates used for value-in-use calculation are between 7.6% and 8.1%.

Key assumptions used for value-in-use calculation:

Key assumptions applied in the impairment test include the expected revenue, electricity demand in Singapore, gas price, purchase costs of electricity and staff cost. Management determined these key assumptions based on past performance and its expectations on market development. The discount rates used are pre-tax and reflect specific risks relating to the CGU. Management believes that any reasonably possible change in any of these key assumptions on which recoverable amount of the CGU is based may cause carrying amount of the CGU to exceed its recoverable amount.

Based on the assessments, no impairment was provided for power generation licence.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
 (Amounts expressed in thousands of RMB unless otherwise stated)

17.  GOODWILL

The movements in the carrying amount of goodwill during the years are as follows:

As of December 31, 2006

Cost	671,796

Movement in 2007:

Opening net book value	671,796
Acquisitions	13,703
Deemed disposal (Note 12(a))	(24,287)
Transfer to investments in associates(Note 12(a))	(105,946)

Closing net book value	555,266

As of December 31, 2007

Cost	555,266

Movement in 2008:

Opening net book value	555,266
Acquisitions	11,408,202
Impairment charge	(130,224)
Currency translation differences	(725,148)

Closing net book value	11,108,096

As of December 31, 2008

Cost	11,238,320
Accumulated impairment	(130,224)

Net book value	11,108,096

Impairment tests for goodwill

Goodwill is allocated to the CGUs of the Company and its subsidiaries identified according to their operations in different regions.

The carrying amounts of significant goodwill allocated to individual CGUs are as follows:

	2008	2007

Huaiyin Power Company	-	118,596
Yueyang Power Company	100,907	100,907
Pingliang Power Company	107,735	107,735
Tuas Power	10,663,879	N/A

The recoverable amount of a CGU is determined based on value-in-use calculations. For domestic CGUs, these calculations use pre-tax cash flow projections based on management’s financial budgets covering a five-year period. The Company expects cash flows beyond the five-year period will be similar to that of the fifth year based on existing production capacity. In connection to the goodwill arising from acquisition of Tuas Power, management uses pre-tax cash flow projections based on their financial budget covering a six-year period as Tuas Power expects to complete a repowering project by mid-2013 and a steady cashflows will be achieved in 2014. A growth rate of 4% is assumed in the forecast model beyond the six-year period, which does not exceed long-term growth rate of Singapore power demand.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
 (Amounts expressed in thousands of RMB unless otherwise stated)

17.  GOODWILL (CONT’D)

Impairment tests for goodwill (cont’d)

Pre-tax discount rates used for value-in-use calculations:

Huaiyin Power Company	9.9%
Yueyang Power Company	9.1%
Pingliang Power Company	9.5%
Tuas Power	7.6%-8.1%

Key assumptions used for value-in-use calculations:

Key assumptions applied in the impairment tests include the expected tariff rates, demands of electricity in specific regions where these power plants are located and fuel cost. Management determined these key assumptions based on past performance and its expectations on market development. The discount rates used are pre-tax and reflect specific risks relating to individual CGUs. Management believes that any reasonably possible change in any of these key assumptions on which recoverable amounts of individual CGUs are based may cause carrying amounts of individual CGUs to exceed their recoverable amounts.

Based on the assessments, except for the goodwill arising from acquisition of Huaiyin Power Company, no goodwill was impaired. The management expects to shut down generators of Huaiyin Power Company in the future, full impairment of related goodwill was provided based on the result of impairment test.

18.   OTHER NON-CURRENT ASSETS

         Details of other non-current assets are as follows:

	As of December 31,
	2008	2007

Software	68,131	66,770
Deferred housing loss	54,963	91,714
Prepayments for switchhouse and metering station	17,746	-
Prepaid connection fees	144,932	60,298
Prepaid territorial waters use right	149,097	151,650
Prepayments for equipments	155,732	-
Finance lease receivable	97,776	-
Others	59,695	18,943
Total	748,072	389,375

Other non-current assets include the prepayments for equipments to other related parties of the Company and subsidiaries amounted to approximately RMB156 million (2007: nil).

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
 (Amounts expressed in thousands of RMB unless otherwise stated)

19.  DERIVATIVE FINANCIAL INSTRUMENTS

        Details of derivative financial instruments are as follows:

As of December 31,
2008
Derivative financial assets
－Hedging instruments for cash flow hedge (fuel swap contracts)	(17,008)
－Hedging instruments for cash flow hedge (exchange forwards contracts)	1,767
－Financial instruments at fair value through profit or loss (fuel swap contracts)	30,720
Total	15,479
Derivative financial liabilities
－Hedging instruments for cash flow hedge (fuel swap contracts)	540,519
－Hedging instruments for cash flow hedge ( exchange forward contracts)	12,379
－Financial instruments at fair value through profit or loss (fuel swap contracts)	6,786
Total	559,684

For the year ended December 31, 2008, no ineffective portion was recognized in the profit or loss arising from cash flow hedges.

An oversea subsidiary of the Company uses forward exchange contracts to hedge its foreign exchange risk arising from highly probable forecast purchase transactions. The subsidiary also uses fuel swap contracts to hedge its fuel price risk arising from highly probable forecast purchases of fuel purchases.

As of December 31, 2008, the amount and maturities of forward exchange contracts and fuel swap contracts are analyzed as follows:

	2009	2010	2011	Total
Forward exchange contracts
Amount of contracts (S$’000)	470,009	14,024	748	484,781
Fuel swap contracts
Amount of contracts (US$’000)	210,599	7,654	198	218,451

20.   INVENTORIES, NET

         Inventories comprised:

	As of December 31,
	2008	2007

Fuel (coal and oil) for power generation	3,986,445	1,324,226
Material and supplies	1,328,951	1,025,211
	5,315,396	2,349,437
Less: provision for inventory obsolescence	(145,549)	(30,147)

	5,169,847	2,319,290

Movements of provision for inventory obsolescence during the years are analyzed as follows:

	2008	2007

Beginning of the year	(30,147)	(46,540)
Acquisition	(119,630)	-
Provision	(4,326)	(666)
Write-offs	354	9,778
Reversal	425	7,281
Currency translation differences	7,775	-

End of the year	(145,549)	(30,147)

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
 (Amounts expressed in thousands of RMB unless otherwise stated)

21.   OTHER RECEIVABLES AND ASSETS, NET

Other receivables and assets comprised the following:

	As of December 31,
	2008	2007

Prepayments for inventories	307,494	429,189
Prepayments for constructions	275,085	30,641
Other prepayments	238,869	114,257
Total prepayments	821,448	574,087
Receivable from Jiangsu Power Grid Company for the construction of transmission facilities	143	53,353
Staff advances	11,421	8,756
Dividend receivables	-	-
Others	293,000	216,958
Subtotal other receivables	304,564	279,067
Less: provision for doubtful accounts	(26,292)	(30,463)
Total other receivables, net	278,272	248,604
Gross total	1,126,012	853,154
Net total	1,099,720	822,691

Other receivables and assets comprised the following balances due from the related parties:

	As of December 31,
	2008	2007

Prepaid to Huaneng Group	160,000	-
Due from subsidiaries-other receivables	-	-
Prepaid to other related parties	28,967	560
Total	188,967	560

The gross amounts of other receivables and assets of the Company and its subsidiaries are denominated in the following currencies:

	As of December 31,
	2008	2007
RMB	1,104,056	853,154
S$ (RMB equivalent)	9,556	-
US$ (RMB equivalent)	287	-
JPY (RMB equivalent)	12,028	-
AUD(RMB equivalent)	85	-

Total	1,126,012	853,154

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
 (Amounts expressed in thousands of RMB unless otherwise stated)

21.	OTHER RECEIVABLES AND ASSETS, NET (CONT’D)

Other receivables and assets do not contain significant impaired assets. Movements of provision for doubtful accounts during the years are analyzed as follows:

	2008	2007

Beginning of the year	(30,463)	(33,223)
Provision	-	(33)
Reversal	1,719	1,499
Deemed disposal of a subsidiary	-	93
Write-off	2,452	1,201

End of the year	(26,292)	(30,463)

As of December 31, 2008, there was no indication of impairment relating to other receivables which were not past due and no provision was made. Other receivables of RMB68 million (2007: RMB51 million) were past due but not impaired. These receivables were contracts bounded with repayment terms on demand. The ageing analysis of these other receivables was as follows:

	As of December 31,
	2008	2007
Between 1 to 2 years	14,057	11,869
Between 2 to 3 years	13,428	4,318
Over 3 years	40,371	35,246
	67,856	51,433

As of December 31, 2008, other receivables of RMB30 million (2007: RMB35 million) were impaired. The individually impaired receivables have been long outstanding without any repayment agreements in place or possibility of renegotiation. It was assessed that a portion of the receivables is expected to be recovered. The ageing of these other receivables was as follows:

	As of December 31,
	2008	2007
Between 1 to 2 years	-	4,783
Between 2 to 3 years	3,023	-
Over 3 years	26,570	30,617
	29,593	35,400

22.   ACCOUNTS RECEIVABLE, NET

Accounts receivable comprised the following:

	As of December 31,
	2008	2007

Accounts receivable	7,153,834	6,251,958
Notes receivable	666,255	1,674,933
	7,820,089	7,926,891

Less: provision for doubtful accounts	(25,589)	(50,573)

	7,794,500	7,876,318

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
 (Amounts expressed in thousands of RMB unless otherwise stated)

22.   ACCOUNTS RECEIVABLE, NET (CONT’D)

        The gross amounts of account receivables of the Company and its subsidiaries are denominated in the following currencies:

	As of December 31,
	2008	2007
RMB	6,803,558	7,926,891
S$ (RMB equivalent)	1,014,725	-
US$ (RMB equivalent)	1,806	-

Total	7,820,089	7,926,891

The Company and its subsidiaries usually grant about one month’s credit period to local power grid customers from the end of the month in which the sales are made, except for SinoSing Power which credit period ranged from 5 to 60 days from the dates of billing. As of December 31, 2008, accounts receivable (within one month and no provision) of the Company and its subsidiaries amounted to approximately RMB505 million (2007: nil) was secured to a bank as collateral against a short-term loan of RMB500 million (Note 32).

Movements of provision for doubtful accounts during the years are analyzed as follows:

	2008	2007

Beginning of the year	(50,573)	(50,573)
Provision	(26,296)	-
Reversal	13,626	-
Write-off	36,947	-
Currency translation differences	707	-

End of the year	(25,589)	(50,573)

Ageing analysis of accounts receivable was as follows:

	As of December 31,
	2008	2007

Within 1 year	7,819,926	7,737,783
Between 1 to 2 years	-	3,959
Between 2 to 3 years	12	100
Over 3 years	151	185,049

	7,820,089	7,926,891

As of December 31, 2008, the maturity period of the notes receivable ranged from 4 to 7 months (2007: 15 days to 28 months).

As of December 31, 2008, accounts receivable of RMB26 million (2007: RMB51 million) were impaired, because of the bankruptcy of the clients. The amount of the provision was RMB26 million as of December 31, 2008 (2007: RMB51 million). The ageing of these accounts receivable was as follows:

	As of December 31,
	2008	2007

Between 1 to 2 years	25,589	-
Between 2 to 3 years	-	-
Over 3 years	-	50,573
	25,589	50,573

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
 (Amounts expressed in thousands of RMB unless otherwise stated)

22.     ACCOUNTS RECEIVABLE, NET (CONT’D)

As of December 31, 2008, there was no indication of impairment relating to accounts receivable which were not past due and no provision was made. Accounts receivable of RMB20 million (2007: RMB202 million) were past due but not impaired. These mainly related to overdue notes receivable which will be collected when related supporting documents are provided. The ageing analysis of these accounts receivable was as follows:

	As of December 31,
	2008	2007
2 months to 1 year	19,423	63,226
Between 1 to 2 years	-	3,959
Between 2 to 3 years	12	100
Over 3 years	151	134,476
	19,586	201,761

23.     SHARE CAPITAL
	As of December 31, 2008
	2008	2007
A shares, par value of RMB1.00 each	9,000,000	9,000,000
Overseas listed foreign shares, par value of RMB1.00 each	3,055,383	3,055,383
Total	12,055,383	12,055,383

As of December 31, 2008, the authorized share capital of the Company was RMB12,055,383,440 (2007: RMB12,055,383,440), divided into 12,055,383,440 (2007: 12,055,383,440) shares of RMB1.00 (2007: RMB1.00) each.

All shares issued by the Company were fully paid. The holders of domestic shares and overseas listed foreign shares, with minor exceptions, are entitled to the same economic and voting rights.

24.      SURPLUS RESERVES

According to the Company Law of the PRC, the Company’s articles of association and board resolutions, the Company appropriates 10% of each year’s net profit to the statutory surplus reserve until such a reserve reaches 50% of the registered share capital when the Company can opt out. Upon the approval from relevant authorities, this reserve can be used to make up any losses incurred or to increase share capital. Except for offsetting against losses, this reserve cannot fall below 25% of the share capital after being used to increase share capital. For the year ended December 31, 2008, the Company does not appropriate any statutory surplus reserve as a result of current year losses (2007 and 2006: 10% of net profit).

Appropriation of discretionary surplus reserve is proposed by the Board of Directors, and approved by the general meeting of shareholders. This reserve can be used to make up any losses incurred in prior years or to increase the share capital after obtaining relevant approvals. For the year ended December 31, 2008, no provision was made to the discretionary surplus reserve (2007 and 2006: nil).

According to the articles of association, distributable profit of the Company is derived based on the lower of profit determined in accordance with (a) the PRC accounting standards and (b) IFRS. There was no additional distributable profit resulting from the current year operation for the year ended December 31, 2008 (2007 and 2006: RMB5.40 billion and RMB5.00 billion). The cumulative balance of distributable profit as of December 31, 2008 was approximately RMB9.914 billion (2007: RMB17.22 billion).

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
 (Amounts expressed in thousands of RMB unless otherwise stated)

25.      DIVIDENDS

On March 31, 2009, the Board of Directors proposed a cash dividend of RMB0.1 per share, totaling approximately RMB1,205.5 million. This proposal is subject to the approval of the shareholders at the annual general meeting. These financial statements do not reflect this dividends payable, which will be accounted for in shareholders’ equity as an appropriation of retained earnings for the year ending December 31,  2009.

On May 13, 2008, upon the approval from the annual general meeting of the shareholders, the Company declared 2007 final dividend of RMB0.30 (2006 final: RMB0.28) per ordinary share, totaled approximately RMB3,606 million (2006: RMB3,376 million).

26.      LONG-TERM LOANS

	As of December 31, 2008			As of December 31, 2007
	Original currency	Annual interest rate	Amount	Original currency	Annual interest rate	Amount
	’000			’000

Loans from Huaneng Group

Unsecured
RMB

- Fixed rate	2,800,000	4.32% - 5.67%	2,800,000	2,800,000	4.32% - 5.67%	2,800,000

Bank loans

Unsecured
RMB
- Fixed rate	50,112,930	3.60%-7.74%	50,112,930	30,684,366	3.60%-7.05%	30,684,366

US$
- Fixed rate	321,710	5.95%-6.97%	2,198,760	417,630	5.95%-6.97%	3,050,616
- Variable rate	1,312,055	2.61%-5.15%	8,967,373	47,455	5.15%-5.51%	346,639

S$
- Variable rate	145,745	2.41%-2.74%	692,727	-	-	-

€
- Fixed rate	55,624	2%	537,275	60,946	2%	650,108

			62,509,065			34,731,729

Other loans

Unsecured
RMB
- Fixed rate	130,000	5.10%	130,000	-	-	-

US$
- Variable rate	7,143	3.24%-5.87%	48,818	10,000	5.80%-5.87%	73,046

S$
- Variable rate	8,350	4.25%	39,688	-	-	-

JPY
- Variable rate	595,238	1.31%-5.80%	45,030	833,333	5.80%	53,387

			263,536			126,433

As of December 31, 2008, the balance of other long-term loans that drawn from Huaneng Finance amounted to approximately RMB130 million with annual interest rate of 5.10% (2007: nil).

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
 (Amounts expressed in thousands of RMB unless otherwise stated)

26.      LONG-TERM LOANS (CONT’D)

The maturity of long-term loans is as follows:

	Loans from Huaneng Group		Bank loans		Other loans
	As of December 31,		As of December 31,		As of December 31,
	2008	2007	2008	2007	2008	2007

1 year or less	-	-	6,507,881	4,183,391	37,539	36,124
More than 1 year but not more than 2 years	-	-	14,728,355	9,661,391	37,539	36,124
More than 2 years but not more than 3 years	-	-	9,549,310	8,654,175	148,770	36,124
More than 3 years but not more than 4 years	-	-	4,555,384	3,707,389	-	18,061
More than 4 years but not more than 5 years	800,000	-	8,046,147	2,597,389	-	-
More than 5 years	2,000,000	2,800,000	19,121,988	5,927,994	39,688	-

	2,800,000	2,800,000	62,509,065	34,731,729	263,536	126,433
Less: amount due within 1 year included under current liabilities	-	-	(6,507,881)	(4,183,391)	(37,539)	(36,124)

	2,800,000	2,800,000	56,001,184	30,548,338	225,997	90,309

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
 (Amounts expressed in thousands of RMB unless otherwise stated)

26.      LONG-TERM LOANS (CONT’D)

The analysis of the above is as follows:

	As of December 31,
	2008	2007

Loans from Huaneng Group
- Wholly repayable within five years	800,000	-
- Not wholly repayable within five years	2,000,000	2,800,000
	2,800,000	2,800,000

Bank loans
- Wholly repayable within five years	36,866,955	24,081,310
- Not wholly repayable within five years	25,642,110	10,650,419
	62,509,065	34,731,729

Other loans
- Wholly repayable within five years	223,848	126,433
- Not wholly repayable within five years	39,688	-
	263,536	126,433

The interest payment schedule of long-term loans in the future years are summarized as follows:

	As of December 31,
	2008	2007

1 year or less	4,475,483	2,267,851
More than 1 year but not more than 2 years	2,806,836	1,816,247
More than 2 years but not more than 5 years	5,291,741	2,622,125
More than 5 years	4,973,166	1,331,666

Total	17,547,226	8,037,889

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
 (Amounts expressed in thousands of RMB unless otherwise stated)

27.     LONG-TERM BONDS

The Company issued bonds with maturity of 5 years, 7 years and 10 years in December 2007 with face values of RMB1 billion, RMB1.7 billion and RMB3.3 billion bearing annual interest rates of 5.67%, 5.75% and 5.90%, respectively. The actual proceeds received by the Company was approximately RMB5.885 billion. These bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rates of those bonds are 6.13%, 6.10% and 6.17%, respectively. Interest paid per annum during the tenure of the bonds are RMB57 million, RMB98 million and RMB195 million. As of December 31, 2008, interest payables for these bonds above amounted to approximately RMB6.79 million (2007: RMB6.79 million).

The Company issued bonds with maturity of 10 years in May 2008 with face value of RMB4 billion bearing annual interest rate of 5.20%. The actual proceeds received by the Company was approximately RMB3.933 billion. These bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rate of bond is 5.42%. Interest paid per annum during the tenure of the bonds are RMB208 million. As of December 31, 2008, interest payable for these bonds above amounted to approximately RMB134.19 million (2007: nil).

Please refer to 7(c) for details of long-term bonds of the Company guaranteed by HIPDC and state-owned banks.

28.     OTHER NON-CURRENT LIABILITIES

Included in balances of other non-current liabilities are government grants of the Company and its subsidiaries amounted to RMB621 million (2007: RMB423 million). Such grants represented primarily subsidies for the construction of desulphurization equipment and other environmental protection projects.

In 2008, the government grants which were credited to the income statement amounted to RMB22.05 million (2007 and 2006: RMB14.57 million and RMB2.14 million).

29.      ACCOUNTS PAYABLE AND OTHER LIABILITIES

Accounts payable and other liabilities comprised:

	As of December 31,
	2008	2007
Accounts and notes payable	3,009,966	2,349,771
Amounts received in advance	877,287	844,445
Payables to contractors for construction	4,225,236	4,540,492
Other payables to contractors	444,927	339,518
Advances from Yingkou Port Bureau	720,235	-
Accrued interest	469,823	201,492
Tender and performance deposits	79,574	34,743
Accrued pollutants discharge fees	64,367	66,664
Accrued water-resources fees	48,253	16,608
Accrued service fee of intermediaries	45,355	-
Others	882,457	847,336
	10,867,480	9,241,069

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
 (Amounts expressed in thousands of RMB unless otherwise stated)

29.      ACCOUNTS PAYABLE AND OTHER LIABILITIES (CONT’D)

Accounts payable and other liabilities comprised the following balances due to the related parties:

	As of December 31,
	2008	2007

Due to Huaneng Group	2,505	3,084
Due to HIPDC	101,608	80,140
Due to subsidiaries	-	-
Due to associates	21,084	12,967
Due to other related parties	132,862	303,122
Total	258,059	399,313

The carrying amounts of accounts payable and other liabilities of the Company and its subsidiaries are denominated in the following currencies:

	As of December 31,
	2008	2007
RMB	9,655,505	9,241,069
S$ (RMB equivalent)	437,590	-
US$ (RMB equivalent)	651,487	-
JPY (RMB equivalent)	122,764	-
GBP (RMB equivalent)	134	-

Total	10,867,480	9,241,069

The ageing analysis of accounts and notes payable was as follows:

	As of December 31,
	2008	2007
Accounts and notes payable
Within 1 year	2,967,346	2,276,034
Between 1 to 2 years	29,558	71,515
Over 2 years	13,062	2,222
Total	3,009,966	2,349,771

30.      PREPAID TAXES AND TAXES PAYABLE

Prepaid taxes and taxes payable comprise:

	As of December 31,
	2008	2007

Prepaid taxes
- Prepaid income tax	172,758	-
Taxes payable
- VAT payable	(280,922)	(631,046)
- Income tax payable	(21,357)	(211,418)
- Others	(118,185)	(112,870)
	(420,464)	(955,334)

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
 (Amounts expressed in thousands of RMB unless otherwise stated)

31.      SHORT-TERM BONDS

The Company issued unsecured short-term bonds amounting to RMB5 billion bearing annual interest rate of 4.83% on July 25, 2008. Such bonds are denominated in RMB and issued at face value and will mature in 365 days from the issuance date. The annual effective interest rate of this bond is 5.25%. As of December 31, 2008, interest payable on these bonds amounted to approximately RMB107.33 million.

The Company issued unsecured short-term bonds amounting to RMB5 billion bearing annual interest rate of 3.84% on August 9, 2007. Such bonds are denominated in RMB and issued at face value and will mature in 364 days from the issuance date. The annual effective interest rate of this bond is 4.26%. As of December 31, 2008, the above short-term bonds were fully repaid on schedule.

32.     SHORT-TERM LOANS

Short-term loans are as follows:

	As of December 31, 2008			As of December 31, 2007
	Original currency	Annual interest rate	Amount	Original currency	Annual interest rate	Amount
	’000			’000
Secured
RMB
- Fixed rate	500,000	4.54%	500,000	-	-	-
- Fixed rate-discounted notes receivable	884,957	2.28%-7.92%	884,957	302,700	3.00%-10.20%	302,700
S$
- Variable rate	2,246,482	1.84%-2.25%	10,677,531	-	-	-

			12,062,488			302,700

Unsecured
RMB
- Fixed rate	16,683,000	4.54%-7.47%	16,683,000	11,367,700	4.35%-6.72%	11,367,700

			28,745,488			11,670,400

As of December 31, 2008, secured short-term loans of RMB885 million (2007: RMB303 million) represented the discounted notes receivable with recourse. As these notes receivable were yet to mature, the proceeds received were recorded as short-term loans.

As of December 31, 2008, secured short-term loan of RMB10,678 million (2007: nil) is secured by the shares of a subsidiary of the SinoSing Power while secured short-term loans of RMB500 million (2007: nil) is secured by accounts receivable of the Company with net book value amounting to RMB505 million (2007: nil) (Note 22).

As of December 31, 2008, short-term loans of RMB1,290 million from Huaneng Finance are of annual interest rates ranging from 4.78% to 7.47% (2007: RMB2,292 million with interest rates ranging from 4.20% to 6.56%).

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
 (Amounts expressed in thousands of RMB unless otherwise stated)

33.     DEFERRED INCOME TAX

Periods which deferred income tax assets and liabilities are expected to recover and realize are as follows:

	As of December 31,
	2008	2007

Deferred income tax assets:
- Deferred income tax assets to be recovered after more than 12 months	441,273	209,667
- Deferred income tax assets to be recovered within 12 months	329,633	87,635
	770,906	297,302

Deferred income tax liabilities:
- Deferred income tax liabilities to be realized after more than 12 months	(1,749,712)	(1,095,613)
- Deferred income tax liabilities to be realized within 12 months	(76,067)	(82,580)
	(1,825,779)	(1,178,193)

	(1,054,873)	(880,891)

           The offset amounts of deferred income tax assets and liabilities are as follows:

	As of December 31,
	2008	2007

Deferred income tax assets	316,699	211,654
Deferred income tax liabilities	(1,371,572)	(1,092,545)

	(1,054,873)	(880,891)

The gross movement on the deferred income tax accounts is as follows:

	2008	2007

Beginning of the year	(880,891)	(980,468)
Deemed disposal of Sichuan Hydropower	-	314,309
Acquisitions (Note 40)	(1,162,824)	(5,614)
Credited to the income statement (Note 35)	288,288	195,300
Charged directly to equity	626,222	(404,418)
Currency translation differences	74,332	-

End of the year	(1,054,873)	(880,891)

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
 (Amounts expressed in thousands of RMB unless otherwise stated)

33.      DEFERRED INCOME TAX (CONT’D)

The movements in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdictions, are as follows:

Deferred income tax assets:

	Hedging reserve	Amortization of land use rights	Provision for impairment losses	Depreciation	Accrued expenses	Tax refund on purchase of domestically manufactured equipment	Deductible tax losses	Others	Total

As of January 1, 2007	-	10,370	78,679	33,164	6,449	-	-	84,575	213,237
Deemed disposal of Sichuan Hydropower	-	-	(6,483)	(6,979)	(1,301)	-	-	(2,008)	(16,771)
Acquisition	-	-	-	-	1,440	-	-	-	1,440
Credited / (Charged) to the income statement	-	6,311	(26,666)	10,985	1,609	126,742	10,913	(30,498)	99,396
As of December 31, 2007	-	16,681	45,530	37,170	8,197	126,742	10,913	52,069	297,302
Acquisition (Note 40)	(15,399)	-	-	569	-	-	-	22,599	7,769
Credited / (Charged) to the income statement	2,944	(265)	(11,609)	2,162	5,045	(15,483)	325,872	44,105	352,771
Credited to the equity	116,956	-	-	-	-	-	-	-	116,956
Currency translation differences	(2,236)	-	-	(118)	-	-	-	(1,538)	(3,892)
As of December 31, 2008	102,265	16,416	33,921	39,783	13,242	111,259	336,785	117,235	770,906

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
 (Amounts expressed in thousands of RMB unless otherwise stated)

33.      DEFERRED INCOME TAX (CONT’D)

The movements in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdictions, are as follows (cont’d):

Deferred income tax liabilities:

	Fair value gains	Amortization of goodwill and negative goodwill	Amortization of land use rights	Depreciation	Power generation license	Others	Total

As of January 1, 2007	(191,262)	(149,693)	(58,219)	(787,167)	-	(7,364)	(1,193,705)
Deemed disposal of Sichuan Hydropower	-	-	6,043	325,037	-	-	331,080
Acquisitions	-	-	(889)	(6,165)	-	-	(7,054)
(Charged) / Credited to the income statement	(13,070)	(4,083)	(14,064)	122,815	-	4,306	95,904
Charged directly to equity	(404,418)	-	-	-	-	-	(404,418)
As of December 31, 2007	(608,750)	(153,776)	(67,129)	(345,480)	-	(3,058)	(1,178,193)
Acquisition	-	-	(76,600)	(365,261)	(728,732)	-	(1,170,593)
(Charged) / Credited to the income statement	-	43,292	3,365	(91,277)	-	(19,863)	(64,483)
Charged directly to equity	521,129	-	-	-	-	(11,863)	509,266
Currency translation differences	-	-	4,829	26,503	46,761	131	78,224
As of December 31, 2008	(87,621)	(110,484)	(135,535)	(775,515)	(681,971)	(34,653)	(1,825,779)

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
 (Amounts expressed in thousands of RMB unless otherwise stated)

33.      DEFERRED INCOME TAX (CONT’D)

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

	As of December 31,
	2008	2007

Year of expiry

2008	N/A	-
2009	8,502	12,970
2010	69,804	30,252
2011	44,038	46,574
2012	269,160	225,766
2013	2,530,945	N/A

	2,922,449	315,562

34.      ADDITIONAL FINANCIAL INFORMATION ON BALANCE SHEETS

As of December 31, 2008, the net current liabilities of the Company and its subsidiaries amounted to approximately RMB32,468 million (2007: RMB12,826 million). On the same date, total assets less current liabilities were approximately RMB113,432 million (2007: RMB92,920 million).

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
 (Amounts expressed in thousands of RMB unless otherwise stated)

35.      INCOME TAX EXPENSE

Income tax expense comprised:

	For the year ended December 31,
	2008	2007	2006

Current income tax expense	48,565	1,033,570	1,304,761
Deferred income tax (Note 33)	(288,288)	(195,300)	(177,062)

	(239,723)	838,270	1,127,699

No Hong Kong profits tax has been provided as there was no estimated assessable profits in Hong Kong for the year (2007 and 2006: nil). The reconciliation of the effective income tax rate from the statutory income tax rate is as follows:

	For the year ended December 31,
	2008	2007	2006

Average statutory tax rate	20.06%	18.03%	19.73%
Effect of tax holiday	(1.21%)	(3.86%)	(4.60%)
Tax credit relating to domestically manufactured equipment*	(2.52%)	(2.24%)	-
Deductible tax loss not recognized as deferred income tax assets in the current year	(9.67%)	0.58%	0.10%
Others	(1.66%)	(1.06%)	(1.16%)

Effective tax rate	5.00%	11.45%	14.07%

*This represented tax credit granted to certain power plants on their purchases of certain domestically manufactured equipment upon the approval of the tax bureaus.

The average statutory tax rate for the years ended December 31, 2008, 2007 and 2006 represented the weighted average tax rate of the Company and its subsidiaries calculated on the basis of the relative amounts of profit before tax and the applicable statutory tax rates.

The aggregated effect of the tax holiday was approximately RMB58 million for the year ended December 31, 2008 (2007 and 2006: RMB282 million and RMB369 million).

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
 (Amounts expressed in thousands of RMB unless otherwise stated)

36.      (LOSS) / EARNINGS PER SHARE

The calculation of basic (loss) / earnings per share is done based on the (loss) / profit attributable to the equity holders of the Company of approximately RMB(3,938) million (2007 and 2006: RMB6,161 million and RMB6,071 million) and the weighted average number of approximately 12,055 million (2007 and 2006: 12,055 million) outstanding ordinary shares during the year.

There was no dilutive effect on (loss) / earnings per share since the Company had no dilutive potential ordinary shares for the years ended December 31, 2008, 2007and 2006.

37.      NOTES TO CONSOLIDATED STATEMENT OF CASH FLOWS

           Bank balances and cash comprised the following:

	As of December 31,
	2008	2007	2006

Restricted cash	199,248	220,495	203,863
Cash and cash equivalents	5,566,625	7,312,265	3,207,192

Total	5,765,873	7,532,760	3,411,055

The bank balance and cash of the Company and its subsidiaries are denominated in the following currencies:

	As of December 31,
	2008	2007	2006

RMB	4,438,146	7,374,824	3,249,375
S$(RMB equivalent)	1,164,861	-	-
US$ (RMB equivalent)	156,762	157,936	161,680
JPY(RMB equivalent)	6,104	-	-

Total	5,765,873	7,532,760	3,411,055

There is no material non-cash transaction for the year ended December 31, 2008 and 2006. Except for the deemed disposal of Sichuan Hydropower, there is no material non-cash transaction for the year ended December 31,  2007.

In order to mitigate inconsistency across different capital markets, the Company and its subsidiaries reclassified interest paid from operating activities to financing activities in the current year. Prior year figure is reclassified accordingly.

Undrawn borrowing facilities

As of December 31, 2008, the Company and its subsidiaries had undrawn unsecured borrowing facilities amounting to approximately RMB28.10 billion (2007: RMB18.70 billion). Management expects to drawdown the available facilities in accordance with the level of working capital and / or planned capital expenditure of the Company and its subsidiaries.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
 (Amounts expressed in thousands of RMB unless otherwise stated)

38.      COMMITMENTS

(a)  Capital and operational commitments

(i)
Commitments mainly relate to the construction of new power projects, certain complementary facilities and renovation projects for existing power plants and the purchase of coal. Details of such commitments are as follows:

	As of December 31,
	2008	2007

Contracted but not provided for
- purchase of inventories	5,536,211	3,145,904
- construction	18,262,567	15,418,352
Sub-total	23,798,778	18,564,256

Authorized but not contracted for
- purchase of inventories	85,087	3,579,423
- construction	746,675	2,626,945
Sub-total	831,762	6,206,368

Total	24,630,540	24,770,624

(ii)
From 2004 to 2007, the Company also entered into various long-term agreements subject to termination only under certain limited circumstances for the procurement of coal from 2005 to 2009 for use in power generation. In most cases, these agreements contain provisions for price escalations and minimum purchase level clauses. Purchases for the years ended December 31, 2008 and 2007 were approximately RMB7,893 million and RMB7,852 million respectively. The future purchase commitment under the above agreements are as follows:

	As of December 31,
	2008	2007

2008	N/A	8,760,250
2009	7,893,329	7,808,250

	7,893,329	16,568,500

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
 (Amounts expressed in thousands of RMB unless otherwise stated)

38.     COMMITMENTS (CONT’D)

(a)  Capital and operational commitments (cont’d)

(iii)
Jinling Power Company entered into a Gas Purchase Agreement with PetroChina Company Limited (“PTR”) on December 29, 2004, pursuant to which Jinling Power Company purchases gas from PTR from the date on which it commenced commercial operations to December 31, 2023.  According to the agreement, Jinling Power Company is required to pay to PTR at a minimum annual price equivalent to 486.9 million standard cubic meter of gas from 2008 to the end of gas supply period, which amounted to approximately RMB694 million based on current market price as of December 31, 2008.  The purchase price is negotiated annually between the contracting parties based on the latest ruling set out by the National Development and Reform Commission. For the year ended December 31, 2008, the annual purchase amounted to RMB688 million.

(iv)	As of December 31, 2008, SinoSing Power has the following purchase commitments with subsidiaries of Temasek:

•
Purchase of 17.6 billion British Thermal Unit (“BBtu”) of natural gas per day from Gas Supply Pte Ltd. during the plateau period up to December 31, 2014 with possible decrease in gas purchase volume thereafter. The agreement will be terminated on or before 2023 subject to the termination provisions within the agreement. As of December 31, 2008, the unit contract price was RMB101,949  per BBtu. Purchase for the year ended December 31, 2008 amounted to approximately S$111 million.

•
Purchase of 157.5 BBtu of natural gas per day from SembCorp Gas Pte Ltd. during the plateau period up to December 31, 2013 with possible decrease in gas purchase volume thereafter. The agreement will be terminated on or before 2023 subject to the termination provisions within the agreement. As of December 31, 2008, the unit contract price was RMB97,060 per BBtu. Purchase for the year ended December 31, 2008 amounted to approximately S$892 million.

(b) Operating lease commitments

The Company has various operating lease arrangements with HIPDC for land and buildings (Note 7(b)). Some of the leases contain renewal options and most of the leases contain escalation clauses. Lease terms do not contain restrictions on the Company’s activities concerning dividends, additional debts or further leasing.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
 (Amounts expressed in thousands of RMB unless otherwise stated)

38.     COMMITMENTS (CONT’D)

(b)  Operating lease commitments (cont’d)

Total future minimum lease payments under non-cancelable operating leases are as follows:

	As of December 31,
	2008	2007

Land and buildings
- not later than 1 year	31,707	29,254
- later than 1 year and not later than 2 years	3,253	3,253
- later than 2 years and not later than 5 years	9,760	9,760
- later than 5 years	104,632	107,885

	149,352	150,152

In addition, in accordance with a 30-year operating lease agreement signed by Huaneng Dezhou Power Plant (“Dezhou Power Plant”) and Shandong Land Bureau for the land occupied by Dezhou Power Plant Phases I and II in June 1994, annual rental amounted to approximately RMB30 million effective from June 1994 and is subject to revision at the end of the fifth year from the contract date. Thereafter, the annual rental is subject to revision once every three years. The increment for each rental revision is restricted to no more than 30% of the previous annual rental amount. For the years ended December 31, 2008, the annual rental were approximately RMB30 million (2007 and 2006: approximately RMB30 million).

39.     FINANCIAL GUARANTEES

	As of December 31,
	2008	2007

Financial guarantees
- granted to an associate	43,563	86,063
- granted to a subsidiary	-	-
	43,563	86,063

Based on historical experience, no claims have been made against the Company and its subsidiaries since the dates of granting the financial guarantees described above.

40.      MATERIAL BUSINESS COMBINATION

On March 24, 2008, SinoSing Power acquired 100% equity interest of Tuas Power from Temasek. The acquired business contributed consolidated revenue of RMB10,413 million and consolidated profit of RMB549 million to the Company and its subsidiaries for the period from date of acquisition to December 31, 2008. Should the acquisition had occurred on January 1, 2008, unaudited consolidated revenue and unaudited consolidated loss of the Company and its subsidiaries for the year would have been RMB70,383 million and RMB4,587 million, respectively.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
 (Amounts expressed in thousands of RMB unless otherwise stated)

40.	MATERIAL BUSINESS COMBINATION (CONT’D)

	Details of consideration and goodwill arising from the acquisition of Tuas Power by SinoSing Power are as follows:

	Consideration paid in cash	21,675,288
	Directly incremental costs	88,164
	Total cost of combination	21,763,452
	Less: fair value of net identifiable assets acquired	(10,374,425)
	Goodwill	11,389,027

	The goodwill is attributable to leading position and profitability of Tuas Power in its market.

	The assets and liabilities arising from the acquisition of Tuas Power are as follows:

	Fair value	Acquiree’s carrying amount

Cash and cash equivalents	1,619,108	1,619,108
Property, plant and equipment	6,074,396	5,715,125
Land use rights	614,549	213,757
Power generation licence	4,073,278	24,767
Deferred income tax assets	650	650
Other non-current assets	189,863	165,097
Inventories	746,360	746,360
Derivative financial assets	180,595	180,595
Receivables	1,297,323	1,297,323
Payables	(3,007,452)	(3,007,452)
Salary and welfare payables	(14,952)	(14,952)
Borrowings	(102,592)	(102,592)
Derivative financial liabilities	(98,180)	(98,180)
Deferred income tax liabilities	(1,163,474)	(293,474)
Minority interests	(35,047)	(35,047)
Net identifiable assets acquired	10,374,425	6,411,085

Consideration paid in cash	21,675,288
Direct costs relating to acquisition	82,583
Less: cash and cash equivalents from the subsidiary acquired	(1,619,108)
Net cash paid for acquiring the subsidiary	20,138,763

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
 (Prepared in accordance with International Financial Reporting Standards)
 (Amounts expressed in thousands of RMB unless otherwise stated)

41.      BUSINESS RISK

The Company and its subsidiaries conduct their operations in the PRC and accordingly investing in the shares of the Company and its subsidiaries are subject to the risks of, among others, economic and legal environment in the PRC, restructuring of the PRC power industry and regulatory reform, new regulation pertaining to setting of power tariff and availability of fuel supply at stable price. The Company and its subsidiaries also penetrated into Singapore market through acquisition of Tuas Power and its subsidiaries during the year.

For the year ended December 31, 2008, the Company and its subsidiaries sold electricity to five (2007and 2006: four and three) major customers, each of which amounted to approximately 10% or more of the operating revenue.  In aggregation, these customers accounted for approximately 57% (2007 and 2006: 55%and 45%) of the operating revenue of the Company and its subsidiaries.

42.      SUBSEQUENT EVENT

  The Company and its subsidiaries issued RMB5 billion of unsecured short-term bonds at their nominal values bearing coupon rate of 1.88% per annum on February 24, 2009. These bonds will mature in 365 days.

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Huaneng Power International, Inc.

By: /s/Gu Biquan
Name: Gu Biquan
Title: Vice President and Secretary to the Board

Date: April 28, 2009