Form 20-F
HUANENG POWER INTERNATIONAL INC
filed 2010-04-19
CIK 929058

华能国际电力股份有限公司

HUANENG POWER INTERNATIONAL, INC.

Annual Report On Form 20-F
2009

As filed with the Securities and Exchange Commission on April 19, 2010

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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
______________________

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
NONE
(Title of Class)
______________________

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
_______________
* Not for trading, but only in connection with the registration of American Depositary Shares.

TABLE OF CONTENTS
Page
PART I.			1
ITEM 1	Identity of Directors, Senior Management and Advisers		1
ITEM 2	Offer Statistics and Expected Timetable		1
ITEM 3	Key Information		1
	A.	Selected financial data	1
	B.	Capitalization and indebtedness	2
	C.	Reasons for the offer and use of proceeds	2
	D.	Risk factors	3
ITEM 4	Information on the Company		9
	A.	History and development of the Company	9
	B.	Business overview	11
	C.	Organizational structure	20
	D.	Property, plants and equipment	22
ITEM 4A	Unresolved Staff Comments		37
ITEM 5	Operating and Financial Review and Prospects		37
	A.	General	37
	B.	Operating results	39
	C.	Financial position	48
	D.	Liquidity and cash resources	49
	E.	Trend information	54
	F.	Employee benefits	55
	G.	Guarantee on loans and restricted assets	55
	H.	Off-balance sheet arrangements	55
	I.	Performance of significant investments and their prospects	55
	J.	Tabular disclosure of contractual obligations and commercial commitments	56
	K.	Business plan	56
ITEM 6	Directors, Senior Management and Employees		57
	A.	Directors, members of the supervisory committee and senior management	57
	B.	Compensation for Directors, Supervisors and Executive Officers	61
	C.	Board practice	62
	D.	Employees	63
	E.	Share ownership	64
ITEM 7	Major Shareholders and Related Party Transactions		64
	A.	Major shareholders	64
	B.	Related party transactions	65
	C.	Interests of experts and counsel	69
ITEM 8	Financial Information		69
	A.	Consolidated statements and other financial information	69
	B.	Significant changes	70
ITEM 9	The Offer and Listing		70
	A.	Offer and listing details and markets	70
ITEM 10	Additional Information		71
	A.	Share capital	71
	B.	Memorandum and articles of association	71
	C.	Material contracts	77
	D.	Exchange controls	77
	E.	Taxation	78
	F.	Dividends and paying agents	82
	G.	Statement by experts	82
	H.	Documents on display	82
	I.	Subsidiary information	83
ITEM 11	Quantitative and Qualitative Disclosures About Market Risk		83
ITEM 12	Description of Securities Other than Equity Securities		85
PART II.			87
ITEM 13	Defaults, Dividend Arrearages and Delinquencies		87
ITEM 14	Material Modifications to the Rights of Security Holders and Use of Proceeds		87
ITEM 16	Reserved		87
ITEM 16A	Audit Committee Financial Expert		87
ITEM 16B	Code of Ethics		88

i

INTRODUCTION

We maintain our accounts in Renminbi yuan ("Renminbi" or "RMB"), the lawful currency of the People's Republic of China (the "PRC" or "China"). References herein to "US$" or "US Dollars" are to United States Dollars, references to "HK$" are to Hong Kong Dollars, and references to “S$” are to Singapore Dollars. References to ADRs and ADSs are to American Depositary Receipts and American Depositary Shares, respectively. Translations of amounts from Renminbi to US Dollars are solely for the convenience of the reader. Unless otherwise indicated, any translations from Renminbi to US Dollars or from US Dollars to Renminbi were translated at the average rate announced by the People's Bank of China (the "PBOC Rate") on December 31, 2009 of US$1.00 to RMB6.8282. No representation is made that the Renminbi or US Dollar amounts referred to herein could have been or could be converted into US Dollars or Renminbi, as the case may be, at the PBOC Rate or at all.

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

References to "Huaneng Group" are to China Huaneng Group.

References to the "key contracts" refer to coal purchase contracts entered into between the Company and coal suppliers for the amount of coals at the annual national coal purchase conferences attended by, among others, representatives of power companies, coal suppliers and railway authorities. These conferences were coordinated and sponsored by National Development and Reform Commission (“NDRC”). The Company enjoys priority railway transportation services with respect to coal purchased under such contracts. Starting from 2008, NDRC ceased to coordinate annual national coal purchase conference. At the end of each year subsequent to 2008, the Ministry of Railways will promulgate the railway transportation capacity plan for the next year. References to the "key contracts" for the year 2008 and thereafter refer to coal purchase contracts entered into between the Company and coal suppliers under the guidance of such railway transportation capacity plan, which, once confirmed by the Ministry of Railways, secures the railway transportation capacity for the coal purchased thereunder.

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

v

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

Our consolidated balance sheet data as of December 31, 2009 and 2008 and the consolidated income statement and cash flow data for each of the years in the three-year period ended December 31, 2009 are derived from the historical financial statements included herein. Our consolidated balance sheet data as of December 31, 2007, 2006 and 2005 and income statement and cash flow data for each of the years in the two-year period ended December 31, 2006, are derived from the historical financial statements not included herein. The revenue and other income has been reclassified to consistent with the current year's presentation. The Selected Financial Data should be read in conjunction with the consolidated financial statements and "Item 5 - Operating and Financial Review and Prospects". The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The Selected Financial Data may not be indicative of future earnings, cash flows or financial position.

	Year Ended December 31,
	2005	2006	2007	2008	2009	2009
RMB and US Dollars in thousands except per share data	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)(1)

Income Statement Data
IFRS

Operating revenue	40,370,261	44,422,501	49,892,049	67,835,114	76,862,896	11,256,685
Sales tax	(113,475)	(148,057)	(139,772)	(106,385)	(151,912)	(22,248)
Operating expenses	(33,245,435)	(35,705,591)	(41,817,349)	(68,964,955)	(67,537,281)	(9,890,934)

Profit/ (Loss) from operations	7,011,351	8,568,853	7,934,928	(1,236,226)	9,173,703	1,343,503
Interest income	53,685	51,910	53,527	83,522	60,397	8,845
Financial expenses, net	(1,178,076)	(1,523,214)	(1,927,988)	(3,707,943)	(4,309,325)	(631,107)
Investment income	60,872	28,415	585,379	51,061	56,675	8,300
Gain/ (Loss) on fair value changes	-	100,180	87,132	(54,658)	(33,638)	(4,926)
Share of profits of associates	644,376	790,629	586,323	72,688	756,164	110,741
Profit/ (Loss) before tax	6,592,208	8,016,773	7,319,301	(4,791,556)	5,703,976	835,356
Income tax (expense)/benefit	(1,044,297)	(1,127,699)	(838,270)	239,723	(593,787)	(86,961)
Profit/ (Loss) for the year	5,547,911	6,889,074	6,481,031	(4,551,833)	5,110,189	748,395

Attributable to:
Equity holders of the Company	4,871,794	6,071,154	6,161,127	(3,937,688)	4,929,544	721,939
Minority interests	676,117	817,920	319,904	(614,145)	180,645	26,456
Basic earnings/(loss) per share	0.40	0.50	0.51	(0.33)	0.41	0.06
Diluted earnings/(loss) per share	0.40	0.50	0.51	(0.33)	0.41	0.06

	As of December 31,
	2005	2006	2007	2008	2009	2009
RMB and US Dollars in thousands	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)(1)

Balance Sheet Data
IFRS

Current assets	12,063,175	13,564,516	18,551,059	20,018,177	24,189,765	3,542,627
Property, plant and equipment	78,997,297	90,444,225	90,125,919	116,737,198	140,777,336	20,617,049
Available-for-sale financial assets	1,033,225	1,458,759	3,462,158	1,524,016	2,555,972	374,326
Investments in associates	4,593,984	5,418,213	8,731,490	8,758,235	9,568,576	1,401,332
Land use rights and other non- current assets	2,016,144	2,282,884	2,658,583	3,643,431	4,911,678	719,322
Power generation licence	-	-	-	3,811,906	3,898,121	570,886
Deferred income tax assets	64,075	98,429	211,654	316,699	374,733	54,880
Goodwill	671,796	671,796	555,266	11,108,096	11,610,998	1,700,448
Total assets	99,439,696	113,938,822	124,296,129	165,917,758	197,887,179	28,980,870
Current liabilities	(23,107,142)	(26,842,684)	(31,376,561)	(52,486,200)	(59,581,608)	(8,725,815)
Non-current liabilities	(30,188,367)	(36,487,446)	(40,839,926)	(70,871,605)	(87,657,451)	(12,837,563)
Total liabilities	(53,295,509)	(63,330,130)	(72,216,487)	(123,357,805)	(147,239,059)	(21,563,378)
Net assets	46,144,187	50,608,692	52,079,642	42,559,953	50,648,120	7,417,492
Total equity	46,144,187	50,608,692	52,079,642	42,559,953	50,648,120	7,417,492

	Year Ended December 31,
	2005	2006	2007	2008	2009	2009
RMB and US Dollars in thousands except per share data	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)(1)
Cash Flow Data
IFRS

Purchase of property, plant and equipment	(13,842,293)	(15,998,575)	(14,223,310)	(27,893,520)	(22,426,098)	(3,284,335)
Net cash provided by operating activities	10,652,419	14,005,841	12,078,833	5,185,893	14,980,990	2,193,988
Net cash used in investing activities	(15,413,369)	(15,915,542)	(16,257,355)	(47,957,065)	(24,880,261)	(3,643,751)
Net cash (used in) / provided by financing activities	5,119,559	2,473,002	8,287,893	41,255,291	9,503,886	1,391,858

Other Financial Data
IFRS

Dividend declared per share	0.25	0.28	0.30	0.10	0.21	0.03
Number of ordinary shares (’000)	12,055,383	12,055,383	12,055,383	12,055,383	12,055,383	12,055,383

_____________
Note:

(1)
The US Dollar data has been translated from RMB solely for convenience at the PBOC Rate on December 31, 2009 of US$1.00 to RMB6.8282. See “Item 10 Additional Information — Exchange controls for more information on exchange rates between RMB and US Dollars”.

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

Furthermore, the PRC government started in 2009 to promote the practice of direct power purchase by large power end-users. Pursuant to the circular jointly issued by NDRC, The State Electricity Regulatory Commission (“SERC”) and China National Energy Administration in June 2009, the direct power purchase price consists of direct transaction price, on-grid dispatch and distribution price and governmental levies and charges, in which the direct transaction price shall be freely determined through negotiation between the power generation company and the large power end-user. The price of direct power purchase shall be subject to the demand in the power market, and may increase due to power supply shortfall. In terms of power generation company engaged in direct power purchase, direct power sales constitute a portion of the total power sales, thus affecting the on-grid power sales of the company. As of December 31, 2009, most of the provinces and municipalities in China have not promulgated detailed implementation rules with respect to direct power purchase. Furthermore, the scale and mode of the transaction are also subject to the structure and level of development of the local economy. Although the direct power purchase may act as an alternative channel for our power sales, there is uncertainty as to the effect of the practice of direct power purchase over our operating results.The on-grid tariff-setting mechanism is evolving with the reforming of the PRC electric power industry. There is no assurance that it will not change in a manner which could adversely affect our business and results of operations. See “Item 4 Information of the Company – B. Business Overview – Pricing Policy”.

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

In August 2007, General Office of the State Council issued a notice, providing that the energy saving and electricity dispatch shall consolidate with the development of the power market, which optimize the power market. The SERC is conducting research on how to effectively combine the energy saving and electricity dispatch with the development of the power market, and the detailed measures are still in the process of drafting. In October 2008, the SERC approved the trial implementation of the policy of energy saving and electricity dispatch in certain pilot provinces. There can be no assurance that such implementation will not results in any decrease in the amount of the power dispatched of any of our power plants.

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

Disruption in coal supply and its transportation as well as increase in coal price may adversely affect the normal operation of our power plants

A substantial majority of our power plants are fueled by coal. We have obtained coal for our power plants through a combination of purchases pursuant to the key contracts and purchases in the open market. We have not experienced shutdowns or reduced electricity generation caused by inadequate coal supply or transportation services, there can be no assurance that, in the event of national coal supply shortfalls, our operations will not be adversely affected. In addition, our results of operation are sensitive to the fluctuation of coal price. Since 2003, the continuous increase of coal price has increased our costs substantially and caused our profits to decline. Although the government has established a coal-electricity price linkage mechanism to allow power generating companies to increase their power tariffs to respond to the increase of coal price, the implementation of the mechanism involves significant uncertainties. There is no assurance that we will be able to adjust our power tariff to pass on the increase of coal price to our customers. For a detailed discussion of the coal-electricity price linkage mechanism, see “Item 4 Information of the Company-B Business Overview – Pricing Policy”. Starting from 2009, in furtherance of the coal purchase reform, NDRC ceased to coordinate annual coal purchase conference and will no longer make allocation of coal supply to power companies. The price and amount of coal supply will be determined based on the free negotiation between power companies, coal suppliers, and the railway authorities, which increases the uncertainty of the coal supply and the coal price and may adversely affect our operations.

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

Substantial capital is required for investing in or acquiring new power plants and failure to obtain capital on reasonable commercial terms will increase our finance cost and cause delay in our expansion plans

An important component of our growth strategy is to develop new power plants and acquire operating power plants and related development rights from HIPDC, Huaneng Group or other companies on commercially reasonable terms. Our ability to arrange financing and the cost of such financing depend on numerous factors, including general economic and capital market conditions, credit availability from banks or other lenders, investor confidence in us and the continued success of our power plants. The People’s Bank of China has reduced RMB benchmark lending interest rates for five consecutive times from September to the end of 2008 to counteract the impact of international financial crisis on China’s economy. Chinese government has implemented appropriately liberated monetary policies during 2009, thus creating a favorable environment for the Company to control financing costs. Chinese government is expected to continue implementing the liberated monetary policies during 2010 to enhance the recovery of China’s economy from the international financial crisis. However, there is no assurance that the lending interest rates would not be raised in the future. Although we have historically been able to obtain financing on terms acceptable to us, there can be no assurance that financing for future power plant developments and acquisitions will be available on terms acceptable to us or, in the event of an equity offering, that such offering will not result in substantial dilution to existing shareholders.

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

If the PRC government adopts new and stricter environmental laws and additional capital expenditure is required for complying with such laws, the operation of our power plants may be adversely affected and we may be required to make more investment in compliance with these environmental laws

Our power plants, like all coal-fired power plants, discharge pollutants into the environment. We are subject to central and local government environmental protection laws and regulations, which currently impose base-level discharge fees for various polluting substances and graduated schedules of fees for the discharge of waste substances. The amount of discharge fees shall be determined by the local environmental protection authority based on the periodic inspection of the type and volume of pollution discharges. In addition, such environmental protection laws and regulations also set up the goal for the overall control on the discharge volume of key polluting substances. These laws and regulations impose fines for violations of laws, regulations or decrees and provide for the possible closure by the central government or local government of any power plant which fails to comply with orders requiring it to cease or cure certain activities causing environmental damage. In 2007, the PRC government issued additional policies on discharge of polluting substances and on desulphurization for coal-fired generating units. Certain provinces have raised the rates of waste disposal feessince 2008. Such increases in the discharge fees and in the environmental protection expenditure will lead to an increase of the operating costs of power plants like ours and may have adverse impact on our operating results.

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

On March 16, 2007, the Enterprise Income Tax Law of PRC, or the New Enterprise Income Tax Law, was enacted, and became effective on January 1, 2008. The New Enterprise Income Tax Law imposes a uniform income tax rate of 25% for domestic enterprises and foreign invested enterprises. Therefore, our power plants subject to a 33% income tax rate prior to January 1, 2008 are subject to a lower tax rate of 25% starting on January 1, 2008. With regard to our power plants entitled to a reduced enterprise income tax rate of 15% prior to January 1, 2008, their effective tax rate is being gradually increased to 25% within a five-year transition period commencing on January 1, 2008. Accordingly, the effective tax rate of our wholly-owned power plants will increase over time. In addition, although our power plants currently entitled to tax exemption and reduction under the income tax laws and regulations that are effective prior to the the New Enterprise Income Tax Law will continue to enjoy such preferential treatments until the expiration of the same, newly established power plants will not be able to benefit from such tax incentives, unless they can satisfy specific qualifications, if any, provided by then effective laws and regulations on preferential tax treatment.

Pursuant to Guo Shui Han [2009] 33 document, starting from January 1, 2008, the Company and its branches calculate and pay income tax on a combined basis according to relevant tax laws and regulations. The original regulation specifying locations for power plants and branches of the Company to make enterprise income tax payments was abolished. The income tax of subsidiaries remains to be calculated individually based on their individual operating results.

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

Our revenues from SinoSing Power and its subsidiary, Tuas Power Ltd. (“Tuas Power”), are collected in Singapore dollar. However, commencing from 2008, the operation results of SinoSing Power and its subsidiary are consolidated into our financial statements, which use Renminbi as the functional currency and presentation currency. As a result, we are exposed to foreign exchange fluctuations between Renminbi and Singapore dollar. Appreciation of Renminbi against Singapore dollar may cause a foreign exchange loss upon conversion of SinoSing Power and its subsidiary’s operating results denominated in Singapore dollar into Renminbi, which may have adverse impact on our operation results.

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

 Risks relating to the PRC

China's economic, political and social conditions as well as government policies could significantly affect our business

As of December 31, 2009, the majority of our business, assets and operations are located in China. The economy of China differs from the economies of most developed countries in many respects, including government involvement, level of development, economy growth rate, control of foreign exchange, and allocation of resources.

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

Risks relating to our operations in Singapore

Tuas Power Ltd. (“Tuas Power”), one of our wholly-owned subsidiaries, operates in Singapore.  Tuas Power is a power generation company incorporated in Singapore which is engaged in the business of generation, wholesale and retail of power.  With two 600 MW oil-fired steam generating units and four 367.5 MW gas-fired combined cycle generating units, Tuas Power has a total generating capacity of 2,670 MW.  The total assets and revenue of Tuas Power represented approximately 13% and 14%, respectively, of our total assets and revenue as of and for the year ended December 31, 2009.

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

Power demand in Singapore is dependent upon the economic development of Singapore.  Due to the impact of the global financial crisis and economic downturn, Singapore’s economy had a negative growth in 2009, and the power demand had a moderate decrease in 2009. Power demand is expected to see a moderate growth in 2010 on the back of emerging global recovery. Significant and sustained adverse changes in Singapore’s economy and a material reduction in power demand in Singapore may adversely affect Tuas Power’s business, prospects, financial condition and results of operations.

The Singapore electricity industry had traditionally been vertically integrated and owned by the government.  Since 1995, much progress has been made to liberalize the electricity industry for greater efficiency and innovation.  Steps taken to liberalize the power industry include corporatization of the Public Utilities Board (“PUB”) in 1995, establishment of Singapore Electricity Pool (“SEP”) in 1998, formation of Energy Market Authority (“EMA”) in 2001, and the evolvement of the SEP into the New Electricity Market of Singapore (“NEMS”) in 2003, and respective divestment of three major generating companies (Tuas Power, PowerSenoko, PowerSeraya) by Temasek Holdings in 2008 and 2009.  The liberalization of Singapore’s power market and the further deregulation of its power industry have resulted in more intense competition among the power generating companies in Singapore.  Tuas Power is one of the three largest power generating companies in Singapore.  If Tuas Power is unable to compete successfully against other power generating companies in Singapore, its business, prospects, financial condition and results of operations may be adversely affected.

Decrease in the quantity of generating capacity covered by Tuas Power’s vesting contracts may further expose Tuas Power to electricity price volatility and adversely affect its business and results of operations.

Tuas Power derives its revenue mainly from sale of electricity to the National Electricity Market of Singapore (the “NEMS”) through a bidding process and vesting contracts under which a significant portion of power sales is predetermined by EMA. Vesting contracts are a form of bilateral contract imposed/vested on the major power generating companies in Singapore. The vesting contract regime in Singapore is targeted at mitigation of market power in the wholesale electricity spot market. The regime achieves this objective by assigning a quantity of vesting contracts to generating companies, thereby limiting their incentives to exercise whatever level of market power they may possess. Vesting contract price is set by the Energy Market Authority (the “EMA”), which is Singapore’s power market regulator. It is set at the long run marginal cost of the most efficient base-loaded technology plant employed in Singapore and is reviewed every two years. On a quarterly basis, the EMA allows for the vesting contract price to be adjusted to account for inflation and changes in fuel prices. Such mechanism helps protect the profit margins of the power generating companies in the Singapore market such as Tuas Power to a large degree. The quantity of each power generation company’s capacity reserved for vesting contracts depends on the proportion of such power generation company’s capacity to total capacity in the NEMS system. The contract quantity and price are recalculated every three months.  For the period from January 1, 2009 to December 31, 2009, power sold through vesting contracts represented approximately 60% of Tuas Power's total power sold.

As an important governmental policy in Singapore’s power market, vesting contracts may continue as long as the EMA considers that  high market concentration persists and that power generating companies may potentially exercise their market power.  Although it is expected that it will take at least eight to ten years for market concentration to be substantially diluted, the Singapore government recently planned to decrease the quantities of capacity covered by vesting contracts.  The timetable and details for such plan remain uncertain and Tuas Power is actively communicating with the EMA and requesting a relatively stable policy.  Any significant decrease in the quantity of capacity covered by Tuas Power’s vesting contracts will further expose Tuas Power to electricity price volatility and may have an adverse impact on its business and results of operations.

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

On April 19, 2006, we carried out the reform to convert all non-tradable domestic shares to tradable domestic shares. According to the reform plan, Huaneng Group and HIPDC offered three shares to each holder of A Shares for every ten shares held by them.  The total number of shares offered in connection with the reform was 150,000,000 shares. As a result, all non-tradable domestic shares were permitted to be listed on stock exchange for trading with certain selling restrictions. The period of selling restrictions is sixty months for the non-tradable shares held by Huaneng Group and HIPDC, and one year for most non-tradable shares held by others starting from April 19, 2006. As of March 31, 2010, approximately 6.122 billion of our shares, including our shares directly held by Huaneng Group and HIPDC, remained subject to selling restrictions. The reform did not affect the rights of shareholders of our overseas listed foreign shares.

On March 25, 2008, we signed a letter of intent with Huaneng Group on the transfer of the equity of SinoSing Power, which is a wholly-owned subsidiary of Huaneng Group that was established to acquire 100% equity interest in Tuas Power Ltd. from Temasek Holdings (Private) Limited.  Huaneng Group’s equity investment in SinoSing Power is US$985 million.  On April 29, 2008, we entered into a transfer agreement with Huaneng Group in this regard, pursuant to which we should pay the consideration in full, of which US$788 million settled by assignment of debts and the remaining balance of approximately RMB1.572 billion paid in cash in Renminbi.  On June 27, 2008, we completed the acquisition of SinoSing Power. Tuas Power Ltd., with a total installed capacity of 2,670MW, became one of our indirectly wholly-owned subsidiaries.

As resolved at the shareholders’ meeting held on May 13, 2008, our company has been given a mandate to issue within the PRC short-term debentures of a principal amount not exceeding RMB10 billion within 12 months from the date on which the shareholders’ approval was obtained. On July 25, 2008, we issued short-term RMB denominated debentures in the amount of RMB5 billion with a maturity period of 365 days, a unit face value of RMB100 and an interest rate of 4.83%.  On February 24, 2009, we issued the second tranche of the short-term debenture in the amount of RMB5 billion, with a maturity period of 365 days, a unit face value of RMB100 and an interest rate of 1.88%. These two tranches of short-term debentures were repaid in July 2009 and February 2010, respectively.

As resolved at the extraordinary general meeting held on December 23, 2008, our company has been given a mandate to issue within the PRC medium-term notes of a principal amount not exceeding RMB10 billion within 12 months from the date on which the shareholder’s approval was obtained. On May 14, 2009, we issued medium-term RMB denominated notes in the amount of RMB4 billion, with a maturity period of 5 years, a unit face value of RMB100 and an interest rate of 3.72%.

As resolved at the 2008 annual general meeting held on June 18, 2009, our company has been given a mandate to issue within the PRC short-term debentures of a principal amount not exceeding RMB10 billion within 12 months from the date on which the shareholder’s approval was obtained. On September 9, 2009, we issued the first tranche of the short-term RMB denominated debenture in the amount of RMB5 billion with a maturity period of 270 days, a unit face value of RMB100 and an interest rate of 2.32%. On March 23, 2010, we issued the second tranche of the short-term debenture in the amount of RMB5 billion, with a maturity period of 270 days, a unit face value of RMB100 and an interest rate of 2.55%.

On March 31, 2009, we entered into a transfer agreement with Huaneng New Energy Industrial Holding Limited Company (“Huaneng New Energy”) , a subsidiary of Huaneng Group, pursuant to which we agreed to acquire from Huaneng New Energy its 65% equity interest in Huaneng Qidong Wind Power Generation Co., Ltd. (“Qidong Wind Power”) for a consideration of RMB103 million.  Phase I of Qidong Wind Power has a generating capacity of 91.5 MW and commenced operations in March 2009. In September 2009, we completed the acquisition of 65% equity interest in Qidong Wind Power.

On April 21, 2009, we entered into a transfer agreement with Huaneng Group, pursuant to which we agreed to acquire the 55% equity interest in Tianjin Huaneng Yangliuqing Co-generation Limited Liability Company held by Huaneng Group for a consideration of RMB1.076 billion.  On the same day, we entered into a transfer agreement with HIPDC, pursuant to which we agreed to acquire the 41% equity interest in Huaneng Beijing Co-generation Limited Liability Company held by HIPDC for a consideration of RMB1.272 billion. In September 2009, we completed the acquisition of 55% equity interest in Tianjin Huaneng Yangliuqing Co-generation Limited Liability Company and 41% equity interest in Huaneng Beijing Co-generation Limited Liability Company. We exercise effective control over Huaneng Beijing Co-generation Limited Liability Company. As a result of these acquisitions, our company's generation capacity is increased by 1,006MW on an equity basis.

On November 11, 2009, Tuas Power commenced the construction of Tembusu multi-utilities complex at Jurong Island, Singapore. The complex consists of a co-generation plant, a desalination plant and a wastewater treatment facility. The cogeneration plant will have three biomass clean coal cogeneration units which use circulating fluidized bed technology and three gas fired boilers, with a capacity to supply up to 1000 t/h of steam and a power generation capacity of 165 MW. The project has a total investment of SGD2 billion and is expect to be completed in two phases with the co-generation plant to commence commercial operation in 2012.

On December 31, 2009, we entered into an equity interest transfer contract with Shandong Electric Power Corporation (“Shandong Power”) and Shandong Luneng Development Group Company Limited (“Luneng Development”), pursuant to which we agreed to acquire 100% equity interest in each of Yunnan Diandong Energy Limited Company, Yunnan Diandong Yuwang Energy Limited Company, Shandong Zhanhua Co-generation Limited Company, Jilin Luneng Biological Power Generation Limited Company and Qingdao Luneng Jiaonan Port Limited Company, 60.25% equity interest in Fujian Luoyuanwan Luneng Harbour Limited Liability Company, 58.3% equity interest in Fuzhou Port Luoyuanwan Pier Limited Liability Company, 73.46% equity interest in Luoyuan Luneng Ludao Pier Limited Liability Company, and 53% equity interest in Luneng Sea Transportation Limited Company, as well as the preliminary stage project achievements of 4x660MW coal-fired project of Rizhao Lanshan and 2x660MW coal-fired project of Luoyuanwan from Shandong Power, and 39.75% equity interest in Fujian Luoyuanwan Luneng Harbour Limited Liability Company from Luneng Development, for an aggregate consideration of RMB8.625 billion. As of April 15, 2010, the proposed transaction was still subject to approvals by relevant governmental authorities.

As resolved at the extraordinary general meeting and the H Share class meeting held on March 16, 2010, respectively, we would issue (i) no more than 1,200 million new A Shares by way of placement to no more than 10 designated investors including Huaneng Group, which would subscribe for no more than 400 million new A Shares, and (ii) no more than 400 million new H Shares to China Hua Neng Hong Kong Company Limited (“Hua Neng HK”), a wholly-owned subsidiary of Huaneng Group. The subscription price for new A Shares shall be no less than RMB7.13 per share and will be determined on the book-building basis after obtaining the approvals for the new issue. The subscription price for new H Shares shall be HK$4.97 per share. The proposed issue of new A Shares and H Shares has been approved by the State Assets Supervision and Administration Commission of the State Council, and is subject to approvals by relevant governmental authorities in accordance with applicable PRC laws and regulations.

See “Item 5 Operating and Financial Review and Prospects — Liquidity and Cash Resources” for a description of our principal capital expenditures since the beginning of the last three financial years.

B.	Business overview

We are one of the China's largest independent power producers.  As of March 31, 2010, we had controlling generating capacity of 49,443MW, and a total generating capacity of 45,912MW on an equity basis.

Operations in China

We are engaged in developing, constructing, operating and managing power plants throughout China. Our domestic power plants are located in 17 provinces, provincial-level municipalities and autonomous regions. We also have a wholly-owned power plant in Singapore.

In 2009, the Chinese government has taken a series of measures including economic stimulus packages and various monetary and fiscal policies, which enabled China’s macro economy to recover gradually from the adverse impact of the international financial crisis. Recovery of downstream industries continued to contribute to the growing power demand. Meanwhile, coal price in the domestic market declined from the previous year, indicating that the policy guidance in respect of electricity tariff adjustment implemented by the NDRC has gradually effected on the macro-economy. The macro economic conditions of China have provided opportunities for the development of China’s power industry and the growth of power generating companies. In response to the international financial crisis and complicated operating conditions, our management and all employees worked together and made every effort to actively deal with the challenges. We achieved the target of turning a loss into a gain and made new progress in the areas of safe production, operation management, energy saving, environmental protection, project development, capital operation and corporate governance. With respect to our operations in Singapore, Tuas Power achieved remarkable annual operating result in 2009, thus making contribution to our profit growth.

In the year of 2009, new generating units with a total installed capacity of 5,832 MW were put into commercial operations, , including our Huade Wind Power Plant, which has an installed capacity of 49.5 MW. In 2009, our total domestic power generation from all operating power plants on a consolidated basis amounted to 203.520 billion kWh, representing a 10.23% increase as compared to the same period of the previous year. The annual average utilization hours of our coal-fired generating units reached 5,220 hours, representing 381 hours above the average rate of the coal-fired generating units in China. Our fuel cost per unit of power sold by coal-fired power plants decreased by 13.73% to RMB214.53 per MWh.

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

Operations in Singapore

In 2008, we acquired Tuas Power which is one of the three largest power generating companies in Singapore and had a total generating capacity of 2,670 MW as of December 31, 2009.  We have consolidated Tuas Power’s results of operations since March 2008. In 2009, the power generated by Tuas Power in Singapore accounted for 24.30% of the total power generated in Singapore, maintaining a similar level from 2008.

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

Approval process

Prior to July 2004, any project proposal and supporting documents for new power plants must first be submitted to the NDRC for approval and then be submitted to the State Council.  In July 2004, the State Council of the PRC reformed the fixed asset investment regulatory system in China.  Under the new system, new projects in the electric power industry that do not use government funds will no longer be subject to the examination and approval procedure.  Instead, they will only be subject to a confirmation and registration process.  Coal-fired projects will be subject to confirmation by the NDRC. Wind power projects with installed capacity exceeding 50 MW will be subject to confirmation and registration with the relevant department of the central government while wind power project with installed capacity lower than 50 MW will be subject to confirmation and relevant local government departments. Wind power projects confirmed by local government departments at provincial level shall also be filed with the NDRC and China National Energy Administration.

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

After a coal-fired generating unit is constructed, the contractor tests its installation and systems.  Following such tests, the contractor puts the unit through a continuous 168-hour trial run at full load.  After successfully passing the continuous 168-hour test and obtaining approval from the local governments, the unit may commence its commercial operation. Trial run of wind power project consists of two phases: (i) trial run of single wind power generating unit and (ii) trial run of the entire wind power project as a whole. After successfully passing the trial run, the wind power project may commence its commercial operation.

 Development of Power Plants in Singapore

The Singapore electricity industry had traditionally been vertically integrated and owned by the government.  Since 1995, steps has been taken to liberalize the power industry.  The EMA is a statutory body responsible for the economic, technical and competition regulation of the gas and electricity industry in Singapore.  In carrying out its functions as the regulator of the power sector, EMA is empowered under the Electricity Act to issue and enforce licences, codes of practices and performance standards.  Energy Market Company Pte Ltd. (the “EMC”), a subsidiary of the EMA, is the market company licensed to operate the wholesale market, or the NEMS.

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

The EMA intends to keep the increase and decrease in generating capacity to be commercially driven as far as practicable. As a precaution against the risk of insufficient generating capacity in the system to maintain system security, the EMA has planned to put in place a capacity assurance scheme to incentivize new generation planting in case new generating capacity that is required to maintain system security is not forthcoming from the market.

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

In May 2007, NDRC and the State Environment Protection Administration jointly promulgated Interim Administrative Measures on Electricity Price of Coal-fired Generating Units installed with Desulphurization Facilities and the Operations of Such Facilities, which provided that a premium for desulphurization may be charged on the price of the electricity generated by generating units installed with desulphurization facilities on and from the date on which such desulphurization facilities are tested and accepted by relevant environment protection regulator.  Such pricing policy is also applicable to the old generating units which are installed with desulphurization facilities.  The new measures are more stringent on the regulation of the coal-fired power plants with desulphurization facilities, setting forth the categories under which the price including a desulphurization premium will be offset or otherwise penalized based on the ratio of utilization of the relevant desulphurization facilities on annual basis.  As of December 31, 2009, all of our existing coal-fired generating units have installed and operated the desulphurization facilities and all the generating units will meet the standards for environmental protection.

In June 2008, NDRC issued Notice of Raising the Power Tariff, pursuant to which, the power tariff in provincial grids nationwide was increased by an average of RMB0.025 per kWh. In August 2008, NDRC issued Notice of Raising the On-grid Tariffs of the Thermal Power Plants, pursuant to which, the on-grid tariff of thermal power plants, including plants fueled by coal, oil, gas and co-generation, was increased by an average of RMB0.02 per kWh.

On February 25, 2009, NDRC, SERC and China National Energy Administration jointly promulgated the Notice regarding Cleaning up the Concessional Tariff Scheme, pursuant to which, (i) the concessional tariff scheme at local level is banned, and (ii) certain measures, such as direct purchase by large end-users and adopting peak and off-peak power pricing policy, will be carried out to reduce enterprises’ power cost.  In addition, the notice emphasizes the supervision and inspection over the setting of power tariff. On October 11, 2009, in order to promote a fair market condition and the optimization of electric power resources, NDRC, SERC and China National Energy Administration jointly promulgated the Circular on Regulating the Administration of Electric Power Transaction Tariff to regulate the tariff setting mechanism for the on-grid tariff, transmission and distribution tariff and end-user tariff and clean up the local preferential power tariffs provided to high energy consumption companies.

Pursuant to a notice issued by NDRC, with effect from November 20, 2009, certain adjustments on the on-grids tariffs have been made in various regions of China in order to resolve the inconsistencies in tariffs, rationalize the tariff structure and promote the development of renewable energy.

In terms of power tariff for wind power projects, pursuant to the applicable policies and regulations, the PRC is categorized into four wind resource zones, and the onshore wind power projects approved after August 1, 2009 and in the same zone are subject to the same standard on-grid tariff applicable to that zone. In addition, the power grid companies are generally required to purchase all of the electricity generated by wind power generating units.

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

In addition, the major power generating companies, including Tuas Power, are obliged to hold vesting contracts.  Vesting contracts are a form of bilateral contract imposed/vested on the generating companies who had been licensed by the EMA before the start of the NEMS.  Market Support Services Licensee is the counterparty to all of the vesting contracts, and the vesting contracts are settled between the parties through the EMC’s settlement system. The quantity of each power generation company’s capacity covered by vesting contracts depends on the proportion of its capacity to total capacity in the NEMS system. Vesting contract price is set by the EMA at the long run marginal cost and is adjusted by the EMA on a periodic basis for changes in the long run marginal cost and on a quarterly basis for inflation and changes in fuel prices. Such mechanism helps protect the profit margins of the power generating companies in the Singapore market to a large degree. The contract quantity and price are currently recalculated every three months.

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

In 2003, SERC and the State Administration of Commerce and Industry jointly promulgated a model contract form (the "Model Contract Form") for use by power grid companies and power generating companies in connection with electricity sale and purchase transactions.  The Model Contract Form contains provisions on the parties' rights and obligations, amount of electricity subject to purchase, payment method and liabilities for breach of contract, etc.  We believe that the publication of the Model Contract Form has facilitated the negotiation and execution of electricity purchase contracts between power grid companies and power generating companies in a fair, transparent and efficient manner.  In 2009, all of the agreements entered into between our power plants and the local grid companies were based on the Model Contract Form.

Power sales through competitive bidding are one of the targets of power market reform. The PRC government started in 1999 to experiment with a program to effect power sales through competitive bidding in some provinces, and has been gradually expanding the program with a view to creating a market-oriented electric power industry. Pursuant to the opinions regarding promotion of electric power system reform in the period of “The Eleventh  Five-Year Plan” adopted by the State Council in November 2006, the SERC will speed up the reform to establish an electric power market suitable to China’s circumstances. Furthermore, the PRC government started in 2009 to experiment with a program for direct power purchase by large power end-users, and has promulgated relevant rules governing the price and method of direct power purchase transaction as well as the market entrance and exit mechanism. In accordance with the above policies, we are conducting research on the program for direct power purchase by large power end-users. However, since the detailed implementation rules governing the program at local level are different among the regions in terms of market entrance condition, scope of experiment, and price and method of direct power purchase, these rules are subject to approvals by relevant central governmental authorities. As of December 31, 2009, the direct power purchase by large power end-users has not been implemented in the regions in which we operate our power plants.

Establishing regional power markets and increasing the use of the bidding method are the general trend in China's power market reform, which is conducive to creating a competition environment that is fair, transparent and equitable. Power sales through bidding process has been experimented in the power market in the Northeastern region and Eastern region. However, as of March 31, 2010, the use of the bidding method in power sales has not been resumed yet.  We believe that this reform will benefit us in the long-term.  We will adopt different bidding strategies and fully take advantage of the large scales of our power plants in accordance with the specific circumstances of different power grids and different power plants, thereby maximizing our profits in the power bidding process.  We also believe that our large and highly efficient generating units are competitive in a more open, orderly and fair market.

In 2008, with the purpose of improving energy usage efficiency, the government implemented an electricity optimized-dispatch policy in Henan Province, Sichuan Province, Jiangsu Province, Guangdong Province and Guizhou Province on a pilot basis, as a result of which, the utilization hours of low energy consumption and low pollution generating units have been improved. We believe that our large generating units with high efficiency and low emission in Henan, Jiangsu and Guangdong provinces are competitive in the market.

The following table sets forth the average power tariff (RMB/MWh) of electric power sold by our power plants in China, for each of the five years ended December 31, 2009 and the approved power tariff for 2010.

	Year Ended December 31,
	2005	2006	2007	2008	2009	2010
	Average Tariff (1)	Average Tariff (1)	Average Tariff (1)	Average Tariff (1)	Average Tariff(1)	Approved Tariff(1)
Dalian Power Plant	317.58	315.95	323.27	338.05	368.66	376.70
Dandong Power Plant	301.67	322.76	330.38	340.82	366.30	378.50
Yingkou Power Plant(2)	360.09	334.47	343.37	360.45	383.58	375.00
						390.00
Yingkou Cogeneration Power Plant	--	--	--	--	375.00	375.00
Fuzhou Power Plant	367.06	342.46	369.61	401.22	412.24	429.30
Shang’an Power Plant(2)	319.91	340.22	344.47	356.52	372.41	402.30
						386.80
Nantong Power Plant	343.00	344.92	339.47	385.53	401.71	425.00
Nanjing Power Plant	340.65	345.56	342.99	375.47	407.58	425.00
Taicang Power Plant(2)
Phase I	360.00	361.64	359.69	401.60	412.19	433.10
Phase II	--	371.50	358.08	396.48	398.36	433.10
Huaiyin Power Plant(2)
Phase I	346.43	366.44	--	--	--	--
Phase II	373.77	362.26	357.47	396.80	415.73	430.00
Phase III	--	362.26	357.47	396.80	415.73	430.00
Shidongkou I	320.30	358.85	369.54	377.35	425.76	440.60
Shidongkou II	357.60	357.08	347.93	377.04	411.80	425.60
Shanghai CCGT Power Plant	--	--	--	602.57	629.00	629.00
Shantou Power Plant(2)
Phase I	462.83	487.55	497.7	522.42	547.00	540.71
Phase II	--	446.54	453.2	472.96	502.23	496.20
Dezhou Power Plant(2) (Phases I, II & III)	349.56	360.68	360.45	394.08	418.92	423.40
Jining Power Plant(2)
Phases I, II	323.41	342.42	310.90	356.56	397.40	--
Phase III	323.41	342.42	370.90	384.29	408.47	413.40
Co-generation	--	--	--	--	397.40	397.40
Weihai Power Plant	398.93	402.99	403.00	422.78	459.90	463.50
Xindian Power Plant
Phases I, II	337.25	350.54	379.71	371.86	--	--
Phase III	--	351.90	356.01	370.99	404.30	404.30
Changxing Power Plant	392.83	408.90	428.16	450.86	479.71	471.70
Yushe Power Plant
Phase I	319.37	316.16	332.53	345.77	352.89	336.30
Phase II	256.00	268.21	274.16	289.32	316.62	336.30
Qinbei Power Plant	299.77	311.20	311.86	339.85	370.47	391.20
Jinggangshan Power Plant(2)
Phase I	353.90	369.87	366.94	379.99	415.37	428.00
Phase II	--	--	--	--	406.60	407.00
Yueyang Power Plant
Phase I	341.34	360.88	366.49	388.53	434.39	440.50
Phase II	--	363.38	378.91	398.62	434.05	440.50
Luohuang Power Plant(2)
Phases I, II	300.90	314.87	308.65	338.27	365.70	378.30
Phase III	--	337.30	337.30	354.89	381.07	388.30
Pingliang Power Plant	211.43	216.27	223.31	238.89	261.02	281.50
Yuhuan Power Plant	--	360.95	415.05	444.92	467.54	457.00

	Year Ended December 31,
	2005	2006	2007	2008	2009	2010
	Average Tariff (1)	Average Tariff (1)	Average Tariff (1)	Average Tariff (1)	Average Tariff(1)	Approved Tariff(1)
Rizhao Power Plant Phase II	--	--	--	--	394.24	397.40
Jinling Power Plant
CCGT	--	--	481.99	528.73	544.97	545.00
Coal-fired	--	--	--	--	--	415.00
Qidong Wind Power Plant	--	--	--	--	487.70	487.70
Haimen Power Plant	--	--	--	--	497.45	496.20
Beijing Cogeneration Power Plant	--	--	--	--	482.42	491.80
Yangliuqing Cogeneration Power Plant(2)	--	--	--	--	408.12	436.80
	--	--	--	--	--	382.00
Huade Wind Power Plant	--	--	--	--	--	540.00
__________

Notes:	(1)	Includes value-added tax.
	(2)	For the 2010 approved tariff, some power plants may have several different approved tariffs which will be applied to the different generating units of such plants.

Power sales in Singapore

As of December 31, 2009, the total licensed capacity in commercial operation in Singapore was 2,670 MW. In 2009, the peak demand for electricity was 5,876 MW and the annual average load was 4,603 MW.  The power market in Singapore is competitive, and power generating companies sell their power output through bidding process and vesting contracts. As of December 31, 2009, power sold through vesting contracts presented approximately 55% of the total power sold by the power generating companies.

Tuas Power is required to sell a substantial portion of its electric power output to the NEMS through a competitive bidding process. The gas-fired combined cycle units of Tuas Power enjoy advantages in the competitive biddings of the pool market given their relatively low cost and high efficiency. Tuas Power in turn receives the price cleared in the market for its output. The uncertainty of the revenue associated the sale of electricity in the NEMS is effectively hedged via vesting contracts and direct retail sales which is carried out through a Tuas Power’s subsidiary. According to EMA, for each of the past five years ended December 31, 2009, the average annual pool price per MWh of the NEMS was S$109.90, S$132.42, S$124.57, S$162.53, and S$109.90, respectively.  Tuas Power sells all its electricity output into the NEMS, but the actual settlement tariffs deviate from the pool prices due to the effect of vesting contracts and retail sales. For the period from January 1, 2009 to December 31, 2009, power sold through vesting contracts and retail sales represented approximately 88% of Tuas Power's total power sold for the same period.

 Fuel supply arrangements

In 2009, the majority of our power plants were fueled by coal, gas or oil.

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

From 2002 to 2003, there was no longer official State Plan for coal supplies, but the government continued to coordinate the coal prices at the annual national coal purchase conferences attended by, among others, representatives of each of power companies, coal suppliers, and the railway authorities and sponsored and coordinated by NDRC. Power companies obtain allocations for coal on a plant-by-plant basis. Each of the power plants then signs supply contracts with the coal suppliers, and with the railway and shipping companies for the amount of coal and transportation allocated to them. From 2004 to 2008, although such annual coal purchase conferences continue to be held, only key contracts are negotiated and executed at such conferences. Starting from 2009, in furtherance of the coal purchase reform, NDRC ceased to coordinate annual coal purchase conference and took measures to reduce government’s involvement in the coal supply negotiation. NDRC will no longer make allocation of coal supply to power companies, but instead will consolidate and publish overall framework for the coal demand and supply. The price and amount of coal supply will be determined based on the free negotiation between power companies, coal suppliers, and the railway authorities.

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

In 2008, the average of coal price increased significantly, which adversely affected our results of operations.  In 2008, we purchased 88.2 million tons of coal and consumed 85.15 million tons of coal. Of the coal purchases in 2008, 55.4% was purchased under the key contracts and the remainder was purchased in the open market. The coal purchase price for our company, including transportation costs and miscellaneous expenses, averaged approximately RMB584.94 per ton.  Our average unit fuel cost in 2008 increased by 46.54% from that in 2007. In 2008, we managed to secure the coal supply by enhancing the coordination between purchase and transportation to stabilize the main supply channel and exploring coal supply resources outside China.

In 2009, the average of coal price decreased significantly. In 2009, we purchased 85.92 million tons of coal and consumed 89.07 million tons of coal. Of the coal purchased in 2009, 56.7% was purchased under the key contracts and the remainder was purchased in the open market. The coal purchase price for our company, including transportation costs and miscellaneous expenses, averaged approximately RMB525.14 per ton. Our average unit fuel cost in 2009 decreased by 13.50% from that in 2008. In 2009, we managed to secure coal supply by expanding our coal import from coal supply resources outside China, which also attributed to a decrease in our average unit fuel cost in 2009.

We strive to reduce our fuel costs in a number of ways, including seeking to purchase high quality coal at competitive prices directly from coal mines or coal shipment terminals, improving coal storage management and inspection and demanding compensation from suppliers for failure to deliver coal of the specified quantity and quality in accordance with the relevant purchase arrangements. We have also started to experiment in some of our power plants with a method of mixing different types of coal as a measure of cost reduction. In order to address the shortage of coal supplies, we have entered into certain medium and long-term agreements with major coal suppliers to secure stable coal supplies for a term of 3 to 5 years. At the same time, we also increase the percentage of the key coal supply contracts with coal suppliers, the coal purchase price of which is typically lower than the purchase price on open market. Through these measures, we seek to further strengthen the stable coal supplies for our power plants.

We have secured our coal supply for 2010 by entering into key contracts with coal suppliers. We have also entered into coal import contracts to supplement the coal supply for our power plants located in coastal regions, which is expected to further stabilize our fuel cost. However, due to the uncertainties in the coal market and coal transportation capacity, new challenges may arise with respect to the price and supply of coal, thus creating pressure on our cost control.

Gas

Huaneng Shanghai Combined Cycle Gas Turbine Power Plant ("Shanghai CCGT") is a gas-fired power plant. The gas supply for Shanghai CCGT is transported through the pipeline of "West-East Gas Transport Project ".

Huaneng Jinling Combined Cycle Gas Turbine Power Plant (“Jinling CCGT”) is a gas-fired power plant. The gas supply for Jinling CCGT is transported through the pipeline of “West-East Gas Transport Project”.

Tuas Power has four 367.5 MW gas-fired combined cycle generating units.  The gas supply for Tuas Power is provided by Gas Supply Pte Ltd and Sembcorp Pte Ltd.

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

Pursuant to our procedures, generating units are currently operating on a cycle of four to six years.  In each cycle, there are four different levels of maintenance:

(i)	regular checks and routine maintenance are carried out throughout the period during which generating unit is in operation;
(ii)	a small-scale servicing is performed every year, which takes approximately 20 days;
(iii)
a medium-scale check-up is carried out between the two overhauls, the length of which depends on the actual condition of the generating unit at the time of the check-up and the inspections and improvements to be carried out; and

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

The following organizational chart sets forth the organizational structure of HIPDC and us as of March 31, 2010:

Notes:	(1)
Huaneng Group indirectly holds 100% equity interests in Pro-Power Investment Limited through its wholly-owned subsidiary, China Hua Neng Hong Kong Company Limited, and Pro-Power Investment Limited in turn holds 5% equity interests in HIPDC. As a result, Huaneng Group indirectly holds additional 5% equity interests in HIPDC.

	(2)	Of the 8.92% equity interest, 8.75% was directly held by Huaneng Group, and the remaining 0.17% was held by Huaneng Group through its wholly-owned subsidiary, China Hua Neng Hong Kong Company Limited.

For a detailed discussion of the Company’s subsidiaries, see Note 9 to the Financial Statements.

D.	Property, plants and equipment

The following table presents certain summary information on our power plants as of March 31, 2010.

Plant or Expansion		Province/ Municipality	Actual In-service Date	Current Installed Capacity	Ownership	Attributable Capacity	Type of Fuel
(Names as defined below)				(MW)%		MW
Dalian	Phase I	Liaoning	Unit I: Sep. 1988	2 x 350	100%	700	Coal
			Unit II: Dec. 1988
	Phase II		Unit III: Jan. 1999	2 x 350	100%	700	Coal
			Unit IV: Jan. 1999
Dandong		Liaoning	Unit I: Jan. 1999	2 x 350	100%	700	Coal
			Unit II: Jan. 1999
Yingkou	Phase I	Liaoning	Unit I: Jan. 1996	2 x 320	100%	640	Coal
			Unit II: Dec. 1996
	Phase II		Unit III: Aug. 2007	2 x 600	100%	1,200	Coal
			Unit IV: Oct. 2007
Yingkou Co-generation		Liaoning	Unit I: Dec. 2009	2 x 330	100%	660	Coal
			Unit II: Dec. 2009
Fuzhou	Phase I	Fujian	Unit I: Sep. 1988	2 x 350	100%	700	Coal
			Unit II: Dec. 1988
	Phase II		Unit III: Oct. 1999	2 x 350	100%	700	Coal
			Unit IV: Oct. 1999
Shang’an	Phase I	Hebei	Unit I: Aug. 1990	2 x 350	100%	700	Coal
			Unit II: Dec. 1990
	Phase II		Unit III: Oct. 1997	2 x 300	100%	600	Coal
			Unit IV: Oct. 1997
	Phase III		Unit V: Jul 2008	2 x 600	100%	1,200	Coal
			Unit VI: Aug 2008
Nantong	Phase I	Jiangsu	Unit I: Sep. 1989	2 x 352	100%	704	Coal
			Unit II: Mar. 1990
	Phase II		Unit III: Jul. 1999	2 x 350	100%	700	Coal
			Unit IV: Oct. 1999
Nanjing		Jiangsu	Unit I: Mar. 1994	2 x 320	100%	640	Coal
			Unit II: Oct. 1994
Taicang	Phase I	Jiangsu	Unit I: Dec. 1999	2 x 320	75%	480	Coal
			Unit II: Apr. 2000
	Phase II		Unit III: Jan. 2006	2 x 630	75%	945	Coal
			Unit IV: Feb. 2006
Huaiyin (1)	Phase II	Jiangsu	Unit III: Jan. 2005	2 x 330	63.64%	420	Coal
			Unit IV: Mar. 2005
	Phase III		Unit V: May 2006	2 x 330	63.64%	420	Coal
			Unit VI: Sep. 2006
Jinling	CCGT	Jiangsu	Unit I: Dec. 2006	2 x 390	60%	468	Gas
			Unit II: Mar. 2007
	Coal-fired		Unit III: Dec. 2009	1,030	60%	618	Coal
Qidong		Jiangsu	Unit I - Unit LXI	91.5	65%	59.5	Wind
Shidongkou I(2)		Shanghai	Unit I: Feb. 1988	4 x 325	100%	1,300	Coal
			Unit II: Dec. 1988
			Unit III: Sep. 1989
			Unit IV: May 1990
Shidongkou II		Shanghai	Unit I: Jun. 1992	2 x 600	100%	1,200	Coal
			Unit II: Dec. 1992

Shanghai CCGT		Shanghai	Unit I: May 2006	3 x 390	70%	819	Gas
			Unit II: Jun. 2006
			Unit III: Jul. 2006
Shantou	Phase I	Guangdong	Unit I: Jan. 1997	2 x 300	100%	600	Coal
			Unit II: Jan. 1997
	Phase II		Unit III: Oct. 2005	1 x 600	100%	600	Coal

Plant or Expansion		Province/ Municipality	Actual In-service Date	Current Installed Capacity	Ownership	Attributable Capacity	Type of Fuel
(Names as defined below)				(MW)%		MW
Haimen		Guangdong	Unit I: Jul. 2009	2 x 1,036	100%	2,072	Coal
			Unit II: Oct. 2009
Dezhou(3)	Phase I	Shandong	Units I: 1992	1 x 330	100%	330	Coal
			Unit II: 1992	1 x 320	100%	320	Coal
	Phase II		Units III: Jun. 1994	1 x 300	100%	300	Coal
			Unit IV: May 1995	1 x 320	100%	320	Coal
	Phase III		Units V: Jun. 2002	2 x 700	100%	1,400	Coal
			Unit VI: Oct 2002
Jining(4)	Coal-fired	Shandong	Unit V: Jul. 2003	2 x 135	100%	270	Coal
			Unit VI: Aug. 2003
	Co-generation		Unit I: Nov. 2009	2 x 350	100%	700	Coal
			Unit II: Dec. 2009
Weihai(5)	Phase II	Shandong	Units III: Mar. 1998	2 x 320	60%	384	Coal
			Unit IV: Nov. 1998
Xindian(6)	Phase III	Shandong	Unit V: Sep 2006	2 x 300	95%	570	Coal
			Unit VI: Nov. 2006
Rizhao	Phase I	Shandong	Unit I: Apr. 2000	2 x 350	44%	308	Coal
			Unit II: Apr. 2000
	Phase II		Unit III: Dec 2008	2 x 680	100%	1,360	Coal
			Unit IV: Dec 2008
Changxing		Zhejiang	Unit I: Jan. 1992	1 x 135	100%	260	Coal
			Unit II: Aug. 1992	1 x 125
Yuhuan	Phase I	Zhejiang	Unit I: Nov. 2006	2 x 1,000	100%	2,000	Coal
			Unit II: Dec. 2006
	Phase II		Unit III: Nov. 2007	2 x 1,000	100%	2,000	Coal
			Unit IV: Nov. 2007
Yushe	Phase I	Shanxi	Unit I: Jun. 1994	2 x 100	60%	120	Coal
			Unit III: Dec 1994
	Phase II		Unit IV: Oct. 2004	2 x 300	60%	360	Coal
			Unit II: Nov. 2004
Qinbei	Phase I	Henan	Unit I: Nov. 2004	2 x 600	60%	720	Coal
			Unit II: Dec. 2004
	Phase II		Unit III: Nov. 2007	2 x 600	60%	720	Coal
			Unit IV: Nov. 2007
Jinggangshan	Phase I	Jiangxi	Unit I: Dec. 2000	2 x 300	100%	600	Coal
			Unit II: Aug. 2001
	Phase II		Unit III: Nov. 2009	2 x 660	100%	1,320	Coal
			Unit IV: Dec. 2009
Yueyang	Phase I	Hunan	Unit I: Sep. 1991	2 x 362.5	55%	398.75	Coal
			Unit II: Dec. 1991
	Phase II		Unit III: Mar. 2006	2 x 300	55%	330	Coal
			Unite IV: May 2006
Luohuang	Phase I	Chongqing	Unit I: Sep. 1991	2 x 360	60%	432	Coal
			Unit II: Feb. 1992
	Phase II		Unit III: Dec. 1998	2 x 360	60%	432	Coal
			Unit IV: Dec. 1998
	Phase III		Unit V: Dec. 2006	2 x 600	60%	720	Coal
			Unit VI: Jan. 2007
Pingliang(7)		Gansu	Unit I: Sep. 2000	3 x 325	65%	633.75	Coal
			Unit II: Jun. 2001
			Unit III: Jun. 2003
			Unit IV: Nov. 2003	1 x 300	65%	195	Coal
			Unit V: Feb. 2010	2 x 600	65%	780	Coal
			Unit VI: March 2010
Huade		Inner Mongolia	Unit I – Unit XXXIII	49.5	99%	49	Wind

Plant or Expansion		Province/ Municipality	Actual In-service Date	Current Installed Capacity	Ownership	Attributable Capacity	Type of Fuel
(Names as defined below)				(MW)%		MW
Beijing Co-generation		Beijing	Unit I: Jan. 1998	2 x 165	41%	135.3	Coal
			Unit II: Jan. 1998
			Unit III: Dec. 1998	2 x 220	41%	180.4	Coal
			Unit IV: Jun. 1999
			Unit V: Apr. 2004	75	41%	30.75	Coal
Yangliuqing Co-generation		Tianjin	Unit I: Dec. 1998	4 x 300	55%	660	Coal
			Unit II: Sep. 1999
			Unit III: Dec. 2006
			Unit IV: May 2007
Tuas	Phase I	Singapore	Unit I: Mar. 1999	2 x 600	100%	1,200	Oil
			Unit II: Dec 1999
	Phase II		Unit III: Nov 2001	4 x 367.5	100%	1,470	Natural Gas
			Unit IV: Jan 2002
			Unit V: Feb 2005
			Unit VI: Sep 2005

Notes:

(1)	The Unit II of Huaiyin was shut down in January 2009.

(2)	The installed capacities of Unit I and Unit IV of Shidongkou I were expanded to 325 MW in January 2009.

(3)	The installed capacity of Unit IV of Dezhou was expanded to 320 MW in January 2009.

(4)	The Unit IV of Jining was shut down in June 2009.

(5)	The installed capacities of Unit III and Unit IV of Weihai were expanded to 320 MW in January 2009.

(6)	The Unit III and Unit IV of Xindian was shut down in September 2009.

(7)	The installed capacities of Unit I, Unit II and Unit III of Pingliang were expanded to 325 MW in January 2009.

The following table presents the availability factors and the capacity factors of our coal-fired operating power plants in China for the years ended December 31, 2007, 2008, and 2009.

	Availability factor (%)			Capacity factor (%)
	2007	2008	2009	2007	2008	2009
Dalian	97.31	92.86	92.35	83.39	74.01	68.38
Dandong	96.39	90.35	93.40	80.58	68.45	66.51
Yingkou	95.97	91.19	86.53	73.07	66.42	63.12
Fuzhou	93.80	91.53	95.87	66.34	66.11	69.40
Shang’an	92.42	94.05	92.66	63.36	53.18	53.99
Nantong	92.93	92.45	92.28	67.58	67.53	63.55
Nanjing	92.61	85.57	90.14	65.25	61.70	65.17
Taicang	93.35	89.60	94.11	68.60	65.71	73.17
Huaiyin	93.87	91.89	90.98	55.38	54.84	54.06
Shidongkou I	89.06	89.70	88.04	64.35	60.79	63.81
Shidongkou II	90.58	89.86	93.30	75.70	71.47	63.65
Shantou	88.74	88.13	89.84	70.38	66.60	58.96
Dezhou	92.21	90.62	92.67	56.95	60.24	63.75
Jining	96.08	89.15	85.91	59.48	68.61	68.23
Weihai	96.51	93.58	93.55	54.73	60.96	66.35
Xindian	85.62	92.42	88.69	52.03	45.98	63.65
Changxing	91.18	89.68	92.49	70.37	66.38	69.60
Yushe	94.48	88.04	95.35	81.22	70.45	63.69
Qinbei	96.72	97.51	93.91	64.96	49.87	59.50

	Availability factor (%)			Capacity factor (%)
	2007	2008	2009	2007	2008	2009
Jinggangshan	91.67	92.12	87.88	67.10	60.76	54.45
Yueyang	93.24	86.64	92.07	58.14	51.69	45.01
Luohuang	91.30	89.28	91.17	49.62	49.62	50.69
Pingliang	94.97	92.41	93.46	77.15	68.31	48.30
Yuhuan	94.23	90.32	91.03	60.05	55.33	56.83
Rizhao II	-	8.41	91.51	-	69.14	61.33
Beijing	-	-	94.80	-	-	59.37
Yangliuqing	-	-	93.99	-	-	57.14
Haimen	-	-	99.57	-	-	56.53

The details of our operating power plants and construction projects as of March 31, 2010 are described below.

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

In 2009, Dalian Power Plant obtained 54% of its total consumption of coal pursuant to the key contracts and the remainder in the open market.  The weighted average cost of coal for Dalian Power Plant in 2009 was RMB554.02 (2008: RMB644.20) per ton.

Dalian Power Plant sells its electricity to Liaoning Electric Power Company.

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

In 2009, Dandong Power Plant obtained 58% of its total consumption of coal pursuant to the key contracts and the remainder in the open market.  The weighted average cost of coal for Dandong Power Plant in 2009 was RMB543.91 (2008: RMB567.64) per ton.

Dandong Power Plant sells its electricity to Liaoning Electric Power Company.

Huaneng Yingkou Power Plant ("Yingkou Power Plant") is located in Yingkou City in Liaoning Province.  Yingkou Power Plant Phase I has an installed capacity of 640 MW and consists of two 320 MW supercritical coal-fired generating units which commenced commercial operations in January and December 1996, respectively. Yingkou Power Plant Phase II has an installed capacity of 1,200MW and consists of two 600 MW coal-fired generating units which commenced operations in August and October 2007, respectively.

The coal supply for Yingkou Power Plant is mainly obtained from Shanxi Province.  In 2009, Yingkou Power Plant obtained 54% of its total consumption of coal pursuant to the key contracts and the remainder in the open market.  The weighted average cost of coal for Yingkou Power Plant in 2009 was RMB503.98(2008: RMB534.56) per ton. Yingkou Power Plant typically stores 400,000 tons of coal on site.

Yingkou Power Plant sells its electricity to Liaoning Electric Power Company.

Huaneng Yingkou Co-generation Power Plant (“Yingkou Co-generation Power Plant”) is located in Yingkou City in Liaoning Province. Yingkou Co-generation Power Plant has an installed capacity of 660 MW and consists of two 330 MW generating units which commenced operation in December 2009.

The coal supply for Yingkou Co-generation Power Plant is mainly obtained from Inner Mongolia Autonomous Region. Yingkou Co-generation Power Plant typically stores 140,000 tons of coal on site.

Yingkou Co-generation Power Plant sells its electricity to Liaoning Electric Power Company.

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

In 2009, the Fuzhou Power Plant obtained 72% of its total consumption of coal pursuant to the key contracts and the remainder was obtained in the open market.  The weighted average cost of coal for Fuzhou Power Plant in 2009 was RMB581.93 (2008: RMB724.65) per ton.

Fuzhou Power Plant sells its electricity to Fujian Electricity Power Company.

Construction Project in Fujian Province

Huaneng Fuzhou Power Plant Phase III (“Fuzhou Power Plant Phase III”) is planned to consist of two 660 MW generating units with a total installed capacity of 1,320 MW. We own 100% of the equity interests in this project.

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

In 2009, Shang’an Power Plant obtained 51% of its total consumption of coal pursuant to the key contracts and the remainder was obtained in the open market.  The weighted average cost of coal for Shang’an Power Plant in 2009 was RMB496.76 (2008: RMB464.05) per ton.

Shang’an Power Plant sells its electricity to Hebei Electric Power Company.

 Construction Project in Hebei Province

 Huaneng Kangbao Wind Power Plant ("Kangbao Wind Power") is planned to consist of generating units with a total installed capacity of 49.5 MW. We own 100% of the equity interests in this project.

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

In 2009, Nantong Power Plant obtained 65% of its total consumption of coal pursuant to the key contracts and the remainder was obtained in the open market.  The weighted average cost of coal for Nantong Power Plant in 2009 was RMB543.16 (2008: RMB589.59) per ton.

Nantong Power Plant sells its electricity to Jiangsu Electric Power Company.

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

In 2009, Nanjing Power Plant obtained approximately 21% of its total consumption of coal pursuant to the key contracts and the remainder was obtained in the open market.  The weighted average cost of coal for Nanjing Power Plant in 2009 was RMB612.56 (2008: RMB623.60) per ton.

Nanjing Power Plant sells its electricity to Jiangsu Electric Power Company.

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

The coal supply for Taicang Power Plant is primarily from Shenhua in Inner Mongolia and Datong in Shanxi Province. In 2009, Taicang Power Plant obtained approximately 55% of its total consumption of coal pursuant to the key contracts and the remainder was obtained in the open market.  The weighted average cost of coal for Taicang Power Plant in 2009 was RMB561.51 (2008: RMB623.15) per ton. Taicang Power Plant typically stores 350,000 tons of coal on site.

Taicang Power Plant sells its electricity to Jiangsu Electric Power Company.

Huaneng Huaiyin Power Plant ("Huaiyin Power Plant") is located in the Centre of the Northern Jiangsu Power Grid.  The plant's two 220 MW coal-fired generating units commenced operation in November 1993 and August 1994, respectively.  In order to reduce energy consumption and increase capacity, one generating unit of Huaiyin Power Plant was upgraded in October 2001, which increased the maximum generating capacity of that unit to 220 MW.  In 2002, upgrading of the second generating unit was completed, and the actual generating capacity of Huaiyin Power Plant is 440 MW. In December 2007, Unit I of Huaiyin Power Plant was shut down. The other two 330 MW coal-fired generating units of Huaiyin Power Plant Phase II Expansion have commenced commercial operations in January and March 2005, respectively. Huaiyin Power Plant Phase III consists of two 330 MW coal-fired generating units, and was put into operations in May and September 2006, respectively. In

December 2008, we acquired an additional 10% equity interest in Huaiyin Power Plant Phase I and increased our interest to 100%.  We hold 63.64% equity interest in Phase II and Phase III of Huaiyin Power Plant. In January 2009, Unit II of Huaiyin Power Plant was shut down.

The coal supply for the Huaiyin Power Plant is primarily from Anhui Province, Henan Province and Shanxi Province. Huaiyin Power Plant typically stores 180,000 tons of coal on site.  In 2009, Huaiyin Power Plant obtained approximately 14% of its total consumption of coal pursuant to the key contracts and the remainder was obtained in the open market.  The weighted average cost of coal for Huaiyin Power Plant in 2009 was RMB596.98 (2008: RMB668.84) per ton.

Huaiyin Power Plant sells its electricity to Jiangsu Electric Power Company.

Huaneng Nanjing Jinling Power Plant (“Jinling Power Plant”) is located in Nanjing, Jiangsu. Jinling Power Plant (CCGT) consists of two 390 MW gas-fired generating units, which commenced operation in December 2006 and March 2007, respectively. Jinling Power Plant (Coal-fired) consists of one 1,030 MW domestic ultra-supercritical coal-fired generating unit, which passed the 168-hour trial run in December 2009. We hold 60% equity interest in Phase I and Phase II of Jinling Power Plant.

The gas supply for Jinling Power Plant (CCGT) is transported through the pipeline of “West-East Gas Transport Project”.  The coal supply for Jinling Power Plant (Coal-fired) is primarily from Shanxi Province and Inner Mongolia Autonomous Region. Jinling Power Plant (Coal-fired) typically stores 300,000 tons of coal on site.

Jinling Power Plant sells its electricity to Jiangsu Electric Power Company.

Huaneng Qidong Wind Power Plant (“Qidong Wind Power Plant”) is located in Nantong City, Jiangsu. Qidong Wind Power Phase I has an installed capacity of 91.5 MW and commenced commercial operation in March 2009. We hold 65% equity interest in Qidong Power Plant. As of December 2009, the installed capacity of Qidong Wind Power Plant attributable to us was 59.5 MW.

Qidong Wind Power Plant sells its electricity to Jiangsu Electric Power Company.

 Power Plants in Shanghai Municipality

Huaneng Shanghai Shidongkou First Power Plant ("Shidongkou I") is located in the northern region of the Shanghai Power Grid.  The plant comprises four 325 MW coal-fired generating units, which commenced operation in February and December 1988, September 1989 and May 1990 respectively, and has a total installed capacity of 1,300 MW. The installed capacities of Unit II and Unit III were expanded from 300 MW to 325 MW in September 2007 and January 2008, respectively. The installed capacities of Unit I and Unit V were expanded from 300 MW and 320 MW to 325 MW and 325 MW in January 2010, respectively.

The coal supply for Shidongkou I is primarily from Shanxi Province, Anhui Province and Henan Province. In 2009, Shidongkou I obtained all of its total consumption of coal in the open market. The weighted average cost of coal for Shidongkou I in 2009 was RMB607.50 (2008: RMB763.85) per ton. Shidongkou I Power Plant typically stores 150,000 tons of coal on site.

Shidongkou I sells its electricity to Shanghai Municipal Electric Power Company.

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

In 2009, Shidongkou II obtained 74% of its total consumption of coal pursuant to the key contracts and the remainder was obtained in the open market.  The weighted average cost of coal for Shidongkou II in 2009 was RMB562.44 (2008: RMB573.63) per ton.

Shidongkou II sells its electricity to Shanghai Municipal Electric Power Company.

Huaneng Shanghai Combined Cycle Gas Turbine Power Plant (“Shanghai CCGT”) is located in Baoshan District of Shanghai Municipality. Shanghai CCGT consists of three 390 MW gas-fired combined-cycle generating units with a total installed capacity of 1,170 MW, which were put into operation in May, June and July 2006, respectively.

The gas supply for Shanghai CCGT is transported through the pipeline of “West-East Gas Transport Project”. Shanghai CCGT generates electricity during the peak load periods and sells its electricity to Shanghai Municipal Electric Power Company.

Power Plants in Guangdong Province

Huaneng Shantou Coal-Fired Power Plant ("Shantou Power Plant") had originally been developed and constructed by HIPDC which transferred all its rights and interests therein to us effective on December 31, 1994. Located on the outskirts of the city of Shantou, Shantou Power Plant was set up with the support of the Shantou municipal government and the Guangdong provincial government. Shantou Power Plant Phase I consists of two 300 MW coal-fired generating units with boilers, which commenced commercial operation in January 1997. Shantou Power Plant Phase II consists of one 600 MW coal-fired generating unit and commenced operation in October 2005.

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

In 2009, the Shantou Power Plant obtained 48% of its total consumption of coal pursuant to the key contracts and the remainder was purchased in the open market. The weighted average costs of coal for Shantou Power Plant in 2009 was RMB583.26 (2008: RMB637.95) per ton.

Shantou Power Plant sells its electricity to Guangdong Electric Power Company.

Huaneng Haimen Power Plant (“Haimen Power Plant”) is located in Shantou City, Guangdong Province. Haimen Power Plant has an installed capacity of 2,072 MW and consists of two 1,036 MW generating units which commenced operation in July 2009 and October 2009, respectively.

The coal supply for Haimen Power Plant is mainly imported from Indonesia. In 2009, Haimen Power Plant obtained 69% of its total consumption of coal pursuant to the key contracts (including certain coal import contracts) and the remainders in the open market. The weighted average cost of coal for Haimen Power Plant in 2009 was RMB568.34 per ton. Haimen Power Plant typically stores 400,000 tons of coal on site.

Haimen Power Plant sells its electricity to Guangdong Electric Power Company.

 Power Plants in Shandong Province

Huaneng Dezhou Power Plant ("Dezhou Power Plant") is located in Dezhou City, near the border between Shandong and Hebei Provinces, close to an industrial zone that is an important user of electric power for industrial and commercial purposes.

Dezhou Power Plant comprises of three phases, with Phase I consisting of one 320MW and one 330MW coal-fired generating units, Phase II consisting of two 300 MW coal-fired generating units, and Phase III consisting of two 700 MW coal-fired generating units. The installed capacity of Unit IV was upgraded from 300 MW to 320 MW in January 2009.

Dezhou Power Plant is approximately 200 km from Taiyuan, Shanxi Province, the source of the plant's coal supply.  The plant is located on the Taiyuan-Shijiazhuang-Dezhou rail line, giving it access to transportation facilities for coal. In 2009, Dezhou Power Plant obtained approximately 97% of its total consumption of coal pursuant to the key contracts and the remainder was obtained in the open market. The weighted average cost of coal for Dezhou Power Plant in 2009 was RMB478.22 (2008: RMB399.02) per ton. The plant is connected to the main trunk rail line at Dezhou by a dedicated 3.5 km spur line owned by us. Dezhou Power Plant typically stores 400,000 tons of coal on site.

Dezhou Power Plant sells its electricity to Shandong Electric Power Company.

Huaneng Jining Power Plant ("Jining Power Plant") is located in Jining City, near the Jining load centre and near numerous coal mines. Yanzhou coal mine, which is adjacent to the plant, alone has annual production of approximately 20 million tons. Jining Power Plant typically stores 100,000 tons of coal on site.

Jining Power Plant facilities have undergone replacement, renovation and construction as necessary. Jining Power Plant has higher rates of auxiliary power and coal consumption than many larger and newer plants. In 2006, Units I and II of Jining Power Plant with a total capacity of 100 MW were shut down. In 2007 Unit III of Jining Power Plant with the capacity of 115 MW was shut down. In June 2009, Unit IV of Jining Power Plant with the capacity of 110 MW was shut down. As a result, Jining Power Plant currently consists of two coal-fired generating units, with an aggregate installed capacity of 270 MW. In addition, Jining Power Plant (Co-generation) has an installed capacity of 700 MW and consists of two 350 MW generating units which commenced operation in November and December 2009, respectively.

In 2009, Jining Power Plant obtained approximately 66% of its total consumption of coal pursuant to the key contracts and the remainder was obtained in the open market.  The weighted average cost of coal for Jining Power Plant in 2009 was RMB520.22 (2008: RMB482.39) per ton.

Jining Power Plant sells its electricity to Shandong Electric Power Company.

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

Weihai Power Plant Phase I consists of two 125 MW generating units (Units I and II), and Phase II consists of two 320 MW generating units (Units III and IV). Unit I began commercial operation in May 1994 and was shut down in December 2008, and Unit II began commercial operation in January 1995 and was shut down in November 2008. Unit III and Unit IV commenced commercial operation in March and November 1998, respectively. Each of the Units III and IV was upgraded from 300 MW to 320 MW in January 2009.

In 2009, Weihai Power Plant obtained approximately 35% of its total consumption of coal pursuant to the key contracts and the remainder was obtained in the open market. The weighted average cost of coal for Weihai Power Plant in 2009 was RMB552.92 (2008: RMB651.39) per ton.  The coal supply for Weihai Power Plant is obtained from Shanxi Province and Inner Mongolia. Weihai Power Plant typically stores 160,000 tons of coal on site.

Weihai Power Plant sells its electricity to Shandong Electric Power Company.

Huaneng Xindian Power Plant ("Xindian Power Plant") is located in Zibo City of Shandong Province. Xindian Power Plant has an installed capacity of 450 MW and consists of two 225 MW coal-fired generating units which commenced commercial operations in December 2001 and January 2002, respectively, and were shut down in September 2009. Xindian Power Plant Phase III Expansion consists of two 300 MW generating units with a total installed capacity of 600 MW, which were put into operation in September and November 2006, respectively.

The coal supply for Xindian Power Plant is obtained from several coal producers located mostly in Shanxi Province. In 2009, Xindian Power Plant obtained 43% of its total consumption of coal pursuant to the key contracts and the remainder in the open market. The weighted average cost of coal for Xindian Power Plant in 2009 was RMB535.90 (2008: RMB537.93) per ton. Xindian Power Plant typically stores 250,000 tons of coal on site.

Xindian Power Plant sells its electricity to Shandong Electric Power Company.

Huaneng Rizhao Power Plant (“Rizhao Power Plant”) is located in Rizhao City of Shandong Province. Rizhao Power Plant currently has an aggregate installed capacity of 2,060 MW. As of December 31, 2009, the installed capacity of Rizhao Power Plant attributable to us was 1,668 MW. Rizhao Power Plant Phase I has an installed capacity of 700 MW and consists of two 350 MW coal-fired generating units which commenced commercial operations both in April, 2000. We acquired an additional 10% equity interests in Phase I of Rizhao Power Plant in July 2008 and increased our interest to 44%.

We hold 100% equity interest in Phase II of Rizhao Power Plant, which commenced commercial operation in December 2008 and consists of two 680 MW supercritical coal-fired generating units.The coal supply for Phase II of Rizhao Power Plant is obtained from Shanxi Province. In 2009, Phase II of Rizhao Power

Plant obtained 6% of its total consumption of coal pursuant to the key contracts and the remainder in the open market. The weighted average cost of coal for Phase II of Rizhao Power Plant in 2009 was RMB543.70 per ton. Phase II of Rizhao Power Plant typically stores 200,000 tons of coal on site.

Rizhao Power Plant sells its electricity to Shandong Electric Power Company.

 Power Plants in Zhejiang Province

Huaneng Changxing Power Plant ("Changxing Power Plant") is located at the intersection of Zhejiang Province, Jiangsu Province and Anhui Province. Changxing Power Plant is a key power plant in northern Zhejiang area.  It has one 125 MW and one 135 MW coal-fired generating units which commence operation in January and August 1992, respectively.

The coal supply for Changxing Power Plant is primarily from Jungar in Inner Mongolia and Xuzhou in Jiangsu Province.  In 2009, Changxing Power Plant obtained approximately 64% of its total consumption of coal pursuant to the key contracts and the remainder was obtained in the open market.  The weighted average cost of coal for Changxing Power Plant in 2009 was RMB543.67 (2008: RMB561.21) per ton. Changxing Power Plant typically stores 80,000 tons of coal on site.

Changxing Power Plant sells its electricity to Zhejiang Electric Power Company.

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

The coal supply for Yuhuan Power Plant is primarily obtained from Shanxi Province and Inner Mongolia Autonomous Region. In 2009, Yuhuan Power Plant obtained approximately 78% of its total consumption of coal pursuant to the key contracts and the remainder was obtained in the open market. The weighted average cost of coal for Yuhuan Power Plant in 2009 was RMB547.33 (2008: RMB646.91) per ton. Yuhuan Power Plant typically stores 500,000 tons of coal on site.

Yuhuan Power Plant sells its electricity to Zhejiang Electric Power Company.

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

Two 300 MW coal-fired generating units of Yushe Power Plant Phase II commenced commercial operations in November and December 2004, respectively.

The coal supply for Yushe Power Plant is obtained from several coal producers located mostly in Shanxi Province. In 2009, Yushe Power Plant obtained approximately 93% of its total consumption of coal from the key contracts and the remainder was obtained in the open market. The weighted average cost of coal for Yushe Power Plant in 2009 was RMB415.94 (2008: RMB410.11) per ton. Yushe Power Plant typically stores 500,000 tons of coal on site.

Yushe Power Plant sells its electricity to Shanxi Electric Power Company.

 Power Plant in Henan Province

Huaneng Qinbei Power Plant (“Qinbei Power Plant”) is located in Jiyuan City of Henan Province. Its installed capacity is 2,400 MW which consists of four 600 MW supercritical coal-fired generating units. Two units commenced commercial operations in November and December 2004, and the other two units commenced commercial operation in November 2007.

The coal supply for Qinbei Power Plant is obtained from Shanxi Province.  In 2009, Qinbei Power Plant obtained 7% of its total consumption of coal pursuant to the key contracts and the remainder was obtained in the open market. The weighted average cost of coal for Qinbei Power Plant in 2009 was RMB543.48 (2008: RMB522.81) per ton. Qinbei Power Plant typically stores 270,000 tons of coal on site.

Qinbei Power Plant sells its electricity to Henan Electric Power Company.

 Power Plants in Jiangxi Province

Huaneng Jinggangshan Power Plant ("Jinggangshan Power Plant") is located in Ji’an City of Jiangxi Province. Jinggangshan Power Plant has an installed capacity of 1,920 MW and consists of two 300 MW coal-fired generating units which commenced commercial operation in December 2000 and August 2001 respectively, and two 660 MW generating units which commenced commercial operation in November and December 2009, respectively.

The coal supply for Jinggangshan Power Plant is obtained from Henan Province, Anhui Province and Jiangxi Province. In 2009, Jinggangshan Power Plant obtained 65% of its total coal consumption pursuant to the key contracts and the remainder in the open market. The weighted average cost of coal for Jinggangshan Power Plant in 2009 was RMB595.72 (2008: RMB514.14) per ton. Jinggangshan Power Plant typically stores 255,000 tons of coal on site.

Jinggangshan Power Plant sells its electricity to Jiangxi Electric Power Company.

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

The coal supply for Yueyang Power Plant is obtained from Datong in Shanxi Province. In 2009, Yueyang Power Plant obtained 59% of its total consumption of coal pursuant to the key contracts and the remainder in the open market. The weighted average cost of coal for Yueyang Power Plant in 2009 was RMB559.28 (2008: RMB531.71) per ton. Yueyang Power Plant typically stores 500,000 tons of coal on site.

Yueyang Power Plant sells its electricity to Hunan Electric Power Company.

 Construction Project in Hunan Province

Huaneng Yongzhou Xiangqi Hydropower Station (“Yongzhou Xiangqi Hydropower Station”) is planned to consist of four 20 MW hydraulic generating units with a total installed capacity of 80 MW. We own 100% equity interest in this project.

Huaneng Yueyang Power Plant Phase III (“Yueyang Power Plant Phase III”) is planned to consist of two 600 MW generating units with a total installed capacity of 1200 MW. We own 55% equity interest in this project.

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

The coal supply for Luohuang Power Plant is obtained from Chongqing Municipality. In 2009, Luohuang Power Plant obtained 40% of its coal supplies from the key contracts and the remainder from the open market. The weighted average cost of coal for Luohuang Power Plant in 2009 was RMB397.16 (2008: RMB368.94) per ton. Luohuang Power Plant typically stores 450,000 tons of coal on site.

Luohuang Power Plant sells its electricity to Chongqing Municipal Electric Power Company.

 Power Plants in Gansu Province

Huaneng Pingliang Power Plant ("Pingliang Power Plant") is located in Pingliang City of Gansu Province. Pingliang Power Plant consists of three 325 MW and one 300 MW coal-fired generating units which commenced commercial operation in 2000, 2001 and June and November 2003 respectively. The installed capacity of Unit I, Unit II and Unit III of Pingliang Power Plant were expanded from 300 MW to 325 MW in January 2010, respectively.

Pingliang Power Plant Phase II consists of two 600 MW generating units with a total installed capacity of 1200 MW, which commenced commercial operation in February 2010 and March 2010, respectively.

The coal supply for Pingliang Power Plant is obtained from local coal mines. In 2009, Pingliang Power Plant obtained all of its coal supplies from the key contracts. The weighted average cost of coal for Pingliang Power Plant in 2009 was RMB358.80 (2008: RMB219.74) per ton. Pingliang Power Plant typically stores 230,000 tons of coal on site.

Pingliang Power Plant sells its electricity to Gansu Electric Power Company.

 Construction Project in Gansu Province

 Huaneng Gansu Ganhekou Wind Power Plant II ("Ganhekou Wind Power Plant II") is planned to consist of generating units with a total installed capacity of 199.5 MW. We own 100% equity interest in this project.

Huaneng Gansu Qiaowan Wind Power Plant II ("Qiaowan Wind Power Plant II") is planned to consist of generating units with a total installed capacity of 201 MW. We own 100% equity interest in this project.

Huaneng Gansu Qiaowan Wind Power Plant III ("Qiaowan Wind Power Plant III") is planned to consist of generating units with a total installed capacity of 101 MW. We own 100% equity interest in this project.

 Power Plant in Inner Mongolia Autonomous Region

Huaneng Huade Wind Power Plant (“Huade Wind Power Plant”) is located in Huade, Inner Mongolia Autonomous Region. It has an installed capacity of 49.5 MW and consists of 33 wind power generating units which commenced commercial operation in 2009. We own 99% equity interest in this project.

Huade Wind Power Plant sells its electricity to Inner Mongolia Power (Group) Co., Ltd.

Power Plant in Beijing Municipality

Huaneng Beijing Co-generation Power Plant (“Beijing Co-generation Power Plant”) is located in Beijing Municipality. Beijing Co-generation Power Plant has an installed capacity of 845 MW and consists of two 165 MW generating units, two 220 MW generating units and one 75 MW generating units which commenced commercial operation in January 1998, January 1998, December 1998, June 1999 and April 2004, respectively. We hold 41% equity interest in Beijing Co-generation Power Plant and believe we exercise effective control over Beijing Co-generation Power Plant.

The coal supply for Beijing Co-generation Power Plant is mainly obtained from Inner Mongolia Autonomous Region. In 2009, Beijing Co-generation Power Plant obtained 100% of its total consumption of coal pursuant to the key contracts. The weighted average cost of coal for Beijing Co-generation Power Plant in 2009 was RMB525.06 per ton. Beijing Co-generation Power Plant typically stores 165,000 tons of coal on site.

Beijing Co-generation Power Plant sold its to through North China Electric Power Company in 2009.

Power Plant in Tianjin Municipality

Tianjin Huaneng Yangliuqing Co-generation Power Plant (“Yangliuqing Co-generation Power Plant”) is located in Tianjin Municipality. Yangliuqing Co-generation Power Plant has an installed capacity of 1,200 MW and consists of four 300 MW coal-fired co-generation units which commenced commercial operation in December 1998, September 1999, December 2006 and May 2007, respectively. We hold 55% equity interest in Yangliuqing Co-generation Power Plant.

The coal supply for Yangliuqing Co-generation Power Plant is mainly obtained from Shanxi Province and Inner Mongolia Autonomous Region. In 2009, Yangliuqing Co-generation Power Plant obtained 39% of its total consumption of coal pursuant to the key contracts and the remainders in the open market. The weighted average cost of coal for Yangliuqing Co-generation Power Plant in 2009 was RMB520.40 per ton. Yangliuqing Co-generation Power Plant typically stores 300,000 tons of coal on site.

 Yangliuqing Co-generation Power Plant sold its electricity to North China Electric Company in 2009.

 Power Plant in Singapore

Tuas Power is one of the three largest power generating companies in Singapore, which is located at 60 Tuas South Avenue 9 of west coast of Singapore. Its total installed generating capacity is 2,670 MW, representing approximately 26% of the aggregate installed generating capacity of Singapore as of December 31, 2009. Phase I consists of two 600 MW oil-fired steam generating units and commenced commercial operation in 1999. Phase II consists of four units of 367.5 MW Combined Cycle Plants utilizing natural gas. The four units of Phase II commenced commercial operation in 2001, 2002, 2005 and 2005, respectively.

The oil supply of Tuas Power is obtained through auction in the open market. The gas supply is obtained from Gas Supply Pte Ltd and Sembcorp Pte Ltd.

Construction Project in Singapore

Tembusu multi-utilities complex is planned to consist of a co-generation plant, a desalination plant and a wastewater treatment facility, with a total installed capacity of 165 MW. Tuas Power owns 100% equity interest in this project.

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

In 2008, with the purpose of improving energy usage efficiency, the government implemented an electricity optimized-dispatch policy in Henan Province, Sichuan Province, Jiangsu Province, Guangdong Province and Guizhou Province on a pilot basis, and plans to roll out to others if the trial operation is successful. In addition, as of December 31, 2009, in all regions in which we operate power plants, the government’s power administrative departments take differential power generation plan policies to improve the planned useful hours of the environmental protection and energy convention units.

Competition and Dispatch in Singapore

The Singapore power market is highly concentrated, as the three largest power generating companies account for approximately 90% of total generating capacity. Tuas Power competes in the NEMS using its portfolio of gas fired and oil fired generating units. It was able to maintain its market share of approximately 24.3% in the NEMS for 2009. Its major competitors include Senoko Power which is owned by a Japanese/French consortium led by Marubeni Group, PowerSeraya which is owned by YTL Group of Malaysia, SembCorp Cogen and Keppel Merlimau Cogen. Tuas Power’s generating units are relatively new with a track record of steady operation and high reliability. The technical and economic parameters of Tuas Power's units make Tuas Power one of the leaders in Singapore’s power industry.

In the NEMS, power generating companies compete to generate and sell electricity every half-hour by offering their capacity (specifying price/quantity pairs). The EMC, the operator of Singapore’s wholesale electricity market, determines the least-cost dispatch quantities and the corresponding market-clearing or spot prices based on the offers made by power generating companies. The spot prices in the NEMS reflect the least-cost market solution for the dispatch of energy and provision of operating reserves. In general, this means that each power generation company that submitted an offer below the spot price will be dispatched, and a power generation company that submitted an offer above the spot price will not be dispatched. The spot price that power generation companys receive is a nodal price, which may vary according to their location on the network. Nodal prices would be higher in areas where higher transmission losses are incurred in getting the electricity to the load facilities.

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

Effective July 1, 2003, all power plants in China became subject to the pollutant discharge levy system, pursuant to which discharge fees are levied based on the actual amount of pollutants discharged. As a result, all of our power plants are now required to pay discharge fees in such manner. Under this new regulation, the discharge fees for sulphur dioxide were increased from RMB0.63 per kilogram in 2006 to RMB1.26 per kilogram in 2009. Discharge fees for nitrous oxide were increased to RMB0.63 per kilogram on July 1, 2004. The discharge fees for the dust have been RMB0.28 per kilogram since July 1, 2003. The discharge fees for waste water were increased gradually. Since 2008, certain provinces have raised the rates of waste disposal fees. In 2007, 2008 and 2009, we paid to the local governments total discharge fees of approximately RMB507 million, RMB537 million and RMB431 million, respectively.

According to the New Emission Standards, promulgated by SEPA and State Technology Supervision Administration with effect from January 1, 2004, more restrictive standards to control sulfur dioxide and nitrous oxide emissions are applicable to all thermal power plant projects for which environmental impact study reports are yet to be approved.  These restrictive standards govern both the total sulfur dioxide and nitrous oxide emissions from the power plant and the emission density of each chimney.

In order to meet with the requirement of the New Emission Standards, we have installed flue gas desulphurization (“FGD”) facilities and denitrification facilities with all of our newly constructed generating units.  We have also carried out sulfur disposal reform on the existing generating units. As of the end of 2009, we have installed and operated desulphurization facilities on all our existing coal-fired generating units.

In order to reduce fly ash, we use very high-efficiency electrostatic precipitators. Each power plant is also equipped with a waste water treatment facility to treat water used by the power plant before it is released into the river or the sea. We pay discharge fees on the basis of measurements made at discharge points of each plant where waste is released. All of the disposal equipment and facilities for sulfur dioxide, fly ash, waste water and noise in our existing power plants completely satisfy the existing national standard.

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

To address the environmental concerns and regulatory requirements, Tuas Power has in place an environmental management system.  All generating units are equipped with pollution control facilities. Stage I steam plants burns low sulfur content fuel oil and employs electro-precipitator to control sulfur dioxide and particulates emission respectively. Stage II combined-cycle plants burns natural gas and are fitted with low-nitrogen oxide burners to control nitrogen oxide emission. Source emission testing is performed annually and the results are submitted to the Pollution Control Department.

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

 Insurance

We currently maintain property all risks insurance and machinery breakdown insurance for all of our power plants, and construction all risks insurance or erection all risks insurance for all of our newly built and expansion projects as well as large-scaled upgrading projects. Our current insurance coverage on our property, plant and equipment (including construction all risk insurance) is maintained with Yongcheng Property and Casualty Insurance Company, and co-insured by PICC Property and Casualty Company Ltd. and China Pacific Property Insurance Co., Ltd., which amounted approximately RMB182 billion. In July 2009, we renewed the liabilities insurance for our directors and officers with a coverage of US$10 million.

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

Since its incorporation, the Company has continued to expand its operating scale, thus increasing its operating revenue.  The Company has also been the industry leader in terms of competitiveness, effectiveness of resources utilization and environmental protection. Currently, the Company is one of the largest listed power producers in China.  Its power generation operations are widely located, covering the Northeast China Grid, the Northern China Grid, the Northwest China Grid, the Eastern China Grid, the Central China Grid, the Southern China Grid and Singapore.

Looking back in 2009, the general recovery of China’s economy and increase in power demand has improved the Company’s operating conditions. With the strong support of the shareholders and concerted efforts of the employees, the Company thoroughly applied the scientific development view, focused on the annual production and operation targets, responded actively to changes in power, coal and capital markets, continued pursuing market expansion, enhanced cost control and capital management with the view to reduce cost and improve efficiency, and achieved the annual target of turning loss into profit. In the meantime, the Company continued to diligently fulfill its social responsibilities to provide sufficient, reliable and clean electric power and achieved new progress in the areas of energy saving, project construction, generating units renovation and environmental protection.

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

Depreciation of property, plant and equipment

Depreciation of property, plant and equipment is provided based on book value less estimated residual value over estimated useful life using straight-line method. For those impaired property, plant and equipment, depreciation is provided based on book value after deducting impairment provision over estimated useful life. The estimated useful lives are as follows:

2009
Port facilities	20-40 years
Buildings	8-35 years
Electric utility plant in service	5-35 years
Transportation facilities	6-14 years
Others	3-18 years

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

Useful life of power generation licence

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

Impairment of long-lived assets

Goodwill and power generation licence is tested annually for impairment and carried at cost less any accumulated impairment loss. Impairment loss on goodwill is not reversed. Goodwill is allocated to cash-generating units (“CGUs”) according to synergy effect arising from the business combination. The Company and its subsidiaries allocate goodwill to those CGUs based on operating regions.

Property, plant and equipment, intangible assets with definite useful lives and long-term equity investments not accounted for as financial assets are tested for impairment when there is any impairment indication on balance sheet date.  If impairment test result shows that the recoverable amount of asset is less than its book value, that difference is recognized as impairment provision. Recoverable amount is the higher of fair value less cost to sell of the asset and present value of its expected future cash flow. Asset impairment is calculated and recognized on individual asset basis. If it is difficult to estimate recoverable amount for the individual assets, the recoverable amount is determined based on the recoverable amount of the CGU to which asset belongs. CGU is the smallest group of assets that independently generates cash flows.

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

 Newly adopted accounting policies

The following new standards and amendments to standards are adopted for the first time to the financial year beginning January 1, 2009.

o
International Accounting Standards (“IAS”) 1 (revised), ‘Presentation of financial statements’. The revised standard prohibits the presentation of items of income and expenses (i.e. ‘non-owner changes in equity’) in the statement of changes in equity, requiring ‘non-owner changes in equity’ to be presented separately from owner changes in equity. All ‘non-owner changes in equity’ to be required to be shown in a performance statement.

Entities can choose whether to present one performance statement (the statement of comprehensive income) or two statements (the income statement and statement of comprehensive income).

 The Company and its subsidiaries elected to present one performance statement and these financial statements have been prepared under the revised disclosure requirements. Since the change in accounting policy only impacts presentation, there is no impact on earnings per share.

o
Amendments to IFRS 1 and IAS 27, ‘Cost of an investment in a subsidiary, jointly controlled entity and associate’. The amendment to the part of IAS 27 is relevant to the Company and its subsidiaries. The amendments to IAS 27 remove the definition of cost method and require an entity to record dividend income from its subsidiaries or associates when its rights to receive the dividends are established, i.e. including dividend distributed out of pre-acquisition and post-acquisition retained earnings in the statement of comprehensive income. The Company and its subsidiaries early apply this amendment prospectively from 1 January 2009 in their separate financial statements. These amendments have no material impact on those financial statements in the current year.

o
IFRS 8, ‘Operating segments’. IFRS 8 replaces IAS 14 ‘Segment reporting’ and requires a ‘management approach’ under which segment information is presented on the same basis as that used for internal reporting purposes. This has resulted in separation of port operations out of the original PRC geographical segment and included in ‘all other segments’ and Singapore geographical segment is grouped into the PRC geographical segment without port operations as a single ‘power segment’. In addition, the segment information disclosed is based on the information for internal reporting purpose which is under China Accounting Standard for Business Enterprises (“PRC GAAP”).

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision makers. The chief operating decision makers have been identified as directors and certain senior management of the Company that make strategic decisions.

IFRS 8 amends certain disclosure items which the Company and its subsidiaries have restated comparative information accordingly.

o
Amendment to IFRS 7, ‘Financial instruments: disclosures’. The amendment enhances the disclosure requirements about fair value measurement and reinforces existing principles for disclosure about liquidity risk. The amendment introduces a three-level hierarchy for fair value measurement disclosures and requires some specific quantitative disclosures for financial instruments on the lowest level in the hierarchy. It also requires the Company and its subsidiaries to provide additional disclosures about the relative reliability of fair value measurements. In addition, the amendment clarifies and enhances the existing requirements for the disclosure of liquidity risk primarily requiring a separate liquidity risk analysis for derivative and non-derivative financial liabilities. As the change in accounting policy only results in additional disclosures, there is no impact on earnings per share.

o
The IASB has issued an improvement document in May 2008 and one of the amendments to IFRS 7 required the exclusion of interest income from net financial expenses. The Company and its subsidiaries have separately presented interest income in the consolidated statement of comprehensive income in the current year and restated prior period comparative accordingly. Since the change in accounting policy only impacts presentation, there is no impact on earnings per share.

 New accounting pronouncements

For a detailed discussion of new accounting pronouncements, see Note 2(z) to the Financial Statements.

B.	Operating results

Our financial statements are prepared under IFRS.  The following management’s discussion and analysis is based on the financial information prepared under IFRS.

 Year ended December 31, 2009 compared with year ended December 31, 2008

	For the Year Ended December 31
	2009	2008	Increased/ (Decreased)
	RMB’000	RMB’000%

Operating revenue	76,862,896	67,835,114	13.31

Sales tax	(151,912)	(106,385)	42.79

Operating expenses
Fuel	(44,861,375)	(49,810,275)	(9.94)
Maintenance	(2,035,297)	(1,702,274)	19.56
Depreciation	(8,572,103)	(7,718,773)	11.06
Labor	(3,595,340)	(3,164,613)	13.61
Service fees on transmission and transformer facilities of HIPDC transformer HIPDC	(140,771)	-	-
Purchase of electricity	(3,639,440)	(2,726,028)	33.51
Others	(4,692,955)	(3,842,992)	22.12

Total operating expense	(67,537,281)	(68,964,955)	(2.07)

Profit/(Loss) from operations	9,173,703	(1,236,226)	842.07

Interest income	60,397	83,522	(27.69)
Financial expenses, net
Interest expense	(4,260,400)	(4,064,779)	4.81
Exchange gain and bank charges , net	(48,925)	356,836	(113.71)

Total financial expenses, net	(4,309,325)	(3,707,943)	16.22

Share of profits of associates	756,164	72,688	940.29

Loss from fair value changes	(33,638)	(54,658)	(38.46)

Investment income	56,675	51,061	10.99

Profit/(Loss) before income tax expense	5,703,976	(4,791,556)	219.04

Income tax (expense)/benefit	(593,787)	239,723	347.70

Profit/(Loss) for the year	5,110,189	(4,551,833)	212.27

Attributable to:

Equity holders of the Company	4,929,544	(3,937,688)	225.19
Minority interests	180,645	(614,145)	129.41
	5,110,189	(4,551,833)	212.27

 For the year ended December 31, 2009, the Company’s total power generation on a consolidated basis amounted to 203.520 billion kWh, representing a 10.23% increase from the year ended December 31, 2008. The increase in the Company’s power generation was mainly attributable to the newly acquired power plants and the commencement of new generating units. The Company completed its acquisitions of Huaneng Beijing Co-generation Limited Liability Company, Tianjin Huaneng Yangliuqing Co-generation Limited Liability Company and Huaneng Qidong Wind Power Generation Co., Ltd. in September 2009. The three power generation companies mentioned are consolidated into the financial statements of the Company theresince.

The power generation of the Company’s domestic power plants for the year ended December 31, 2009 was listed below (in billion kWh):

Domestic Power Plant	Power generation in 2009	Power generation in 2008	Change

Dalian	8.386	9.102	-7.87%
Fuzhou	8.511	8.129	4.70%
Nantong	7.816	8.329	-6.16%
Shang’an	11.824	9.299	27.15%
Shidongkou II	6.691	7.534	-11.19%
Dezhou	14.910	14.022	6.33%
Shidongkou I	6.847	6.757	1.33%
Shantou Coal-fired	6.198	7.020	-11.71%
Dandong	4.078	4.209	-3.11%
Nanjing	3.654	3.469	5.33%
Jining	2.044	2.290	-10.74%
Changxing	1.585	1.516	4.55%

Weihai	3.720	4.495		-17.24%
Rizhao Phase II	7.307	-		N/A
Taicang	11.537	10.389		11.05%
Huaiyin	7.293	7.458		-2.21%
Yuhuan	19.913	19.442		2.42%
Xindian	3.345	4.241		-21.13%
Yushe	4.464	4.951		-9.84%
Qinbei	12.510	10.514		18.98%
Luohuang	10.843	11.506		-5.76%
Shanghai CCGT	0.847	0.598		41.64%
Yueyang	5.225	6.016		-13.15%
Yingkou	9.402	10.735		-12.42%
Yingkou Co-generation	0.123	-		N/A
Jinggangshan	3.194	3.202		-0.25%
Pingliang	5.077	7.201		-29.50%
Jinling CCGT	2.273	2.204		3.13%
Qidong Wind Power	0.153	-		N/A
Haimen	3.349	-		N/A
Beijing Co-generation	4.394	4.998	*	-12.08%
Yangliuqing Co-generation	6.007	6.793	*	-11.57%

* Beijing Co-generation and Yangliuqing Cogeneration were newly acquired generation plants by the Company in 2009. The power generation for these two power plants in 2008 included herein is for reference only and is not included in the aggregate power generation of the Company in 2008.

In respect of the tariff, the Company’s average tariff of coal-fired power plants for the year ended December 31, 2009 was RMB412.28 per MWh, increase of RMB28.16 per MWh from the year ended December 31, 2008.

In respect of fuel supply and cost controls, the decrease of coal market price contributed to a decrease in fuel cost of the Company. Compared to the last year, the Company’s unit fuel cost per unit of power sold by coal-fired power plants decreased by 13.73% to RMB214.53 per MWh.

Combining the foregoing factors, the operating revenue of the Company and its subsidiaries for the year ended December 31, 2009 increased 13.31% from last year. For the year ended December 31, 2009, the Company and its subsidiaries recorded a net profit attributable to equity holders of the Company of RMB4.930 billion, representing an increase of 225.19% compared to a net loss attributable to equity holders of the Company of RMB3.938 billion for the year ended December 31, 2008. The profit was primarily due to (i) the new generating units’ commencement of operation, (ii) newly acquired power plants in 2009, (iii) the carryover effect of the acquisition of SinoSing Power in the first half of 2008, (iv) the carryover effect of the adjustment to power tariffs in the second half of 2008, which attributed to an increase in operating revenue and (v) the decrease in fuel purchase price which attributed to the decrease in fuel cost.

 Operating revenue

Operating revenue primarily represents power sale revenue. For the year ended December 31, 2009, the consolidated operating revenue of the Company and its subsidiaries amounted to RMB76.863 billion, representing a 13.31% increase from RMB67.835 billion for the year ended December 31, 2008. The increase in operating revenue was primarily attributable to the new generating units’ commencement of operations and the acquisitions. The operation of new generating units contributed RMB4.841 billion to the increase, and the acquisitions contributed RMB1.326 billion to the increase.

The following table sets forth the average tariff rate of the Company and its subsidiaries, as well as percentage changes from 2008 to 2009.

	Average tariff rate (VAT inclusive) (RMB/MWh)
Power Plant	2008	2009	Change

Coal-fired Power Plants
Dalian	338.05	368.66	9.05%
Fuzhou	401.22	412.24	2.75%
Nantong	385.53	401.71	4.20%
Shang’an	356.52	372.41	4.46%
Shantou Coal-fired	496.60	525.38	5.80%
Dandong	340.82	366.30	7.48%
Shidongkou II	377.04	411.80	9.22%
Nanjing	375.47	407.58	8.55%
Dezhou	394.08	418.92	6.30%
Weihai	422.78	459.90	8.78%
Jining	378.41	406.10	7.32%
Shidongkou I	377.35	425.76	12.83%

Taicang I	401.60	412.19	2.64%
Changxing	450.86	479.71	6.40%
Huaiyin Phase II	396.80	415.73	4.77%
Xindian	371.86	N/A	N/A
Yushe	305.07	320.53	5.07%
Yingkou	360.45	383.58	6.42%
Jinggangshan	379.99	414.16	8.99%
Luohuang	344.98	373.42	8.24%
Yueyang	392.58	434.26	10.62%
Qinbei	339.85	370.47	9.01%
Pingliang	238.89	261.02	9.26%
Yuhuan	444.92	467.54	5.08%
Taicang II	396.48	398.36	0.47%
Xindian II	370.99	404.30	8.98%
Haimen	N/A	497.45	N/A
Rizhao Phase II	N/A	394.24	N/A
Yingkou Co-generation	N/A	375.00	N/A
Beijing Co-generation	467.29	482.42	3.24%
Yangliuqing Co-generation	389.03	408.12	4.91%

Other Power Plants
Shanghai CCGT	602.57	629.00	4.39%
Jinling CCGT	528.73	544.97	3.07%
Tuas Power	984.53	765.31	-22.27%
Qidong Wind Power	-	487.70	N/A

 Sales tax

 Sales tax mainly consists of taxes associated with value-added tax surcharges. According to relevant administrative regulations, these surcharges include City Construction Tax and Education Surcharges calculated at prescribed percentages on the amounts of the value-added tax paid. These surcharges are not applicable to direct foreign investments that have been approved by the government, thus not payable by certain power plants of the Company. For the year ended December 31, 2009, the sales tax amounted to RMB152 million, representing a 42.79% increase from the RMB106 million for the year ended December 31, 2008.

 Operating expenses

 For the year ended December 31, 2009, the total operating expenses of the Company and its subsidiaries was RMB67.537 billion, representing a 2.07% decrease from RMB68.965 billion for the year ended December 31, 2008.

The decrease was primarily attributable to the decrease in fuel prices. The operation of new generating units contributed RMB3.846 billion to the increase in operating expenses. Excluding the factor attributable to the operation of new generating units, the operating expenses decreased by RMB5.274 billion as compared to the operating expenses for the year ended December 31, 2008.

 Fuel

 Fuel cost represents the majority of the operating expense for the Company and its subsidiaries. For the year ended December 31, 2009, fuel cost of the Company and its subsidiaries decreased 9.94% to RMB44.861 billion from RMB49.81 billion for the year ended December 31, 2008. The decrease was primarily attributable to the decrease in fuel price. The operation of new generating units accounted for RMB2.921 billion of the increase in fuel cost. Excluding the factor attributable to the operation of new generating units, the fuel cost decreased by RMB7.87 billion as compared to the fuel cost for the year ended December 31, 2008.

For the year ended December 31, 2009, the average price (excluding tax) of natural coal was RMB460.83 per ton, representing a 11.32% decrease from RMB519.66 per ton for the year ended December 31, 2008. Due to the decrease in coal price, the unit fuel cost per unit of power sold by the Company’s coal-fired power plants decreased 13.73% to RMB214.53.

 Maintenance

 For the year ended December 31, 2009, the maintenance expenses of the Company and its subsidiaries amounted to RMB2.035 billion, representing a 19.56% increase from RMB1.702 billion for the year ended December 31, 2008. The operation of new generating units, newly acquired power plants and the maintenance expenses of the existing generating units accounted for RMB110 million, RMB46 million and RMB177 million of the increase, respectively.

 Depreciation

 For the year ended December 31, 2009, depreciation expenses of the Company and its subsidiaries increased by 11.06% to RMB8.572 billion from RMB7.719 billion for the year ended December 31, 2008. The increase was primarily attributable to the Company’s expansion.

 Labor

 Labor costs consist of salaries to employees and contributions payable for employees´ housing fund, medical insurance, pension and unemployment insurance, as well as training costs. For the year ended December 31, 2009, the labor costs of the Company and its subsidiaries amounted to RMB3.595 billion, representing a 13.61% increase from RMB3.165 billion for the year ended December 31, 2008. The increase was primarily attributable to the operation of new generating units and newly acquired power plants.

 Other operating expenses (including electricity power purchase costs and service fees paid to HIPDC)

 Other operating expenses include environmental protection expenses, land fee, insurance premiums, office expenses, amortization, and SinoSing Power’s electricity power purchase costs. For the year ended December 31, 2009, other operating expenses (including power purchase costs) of the Company and its subsidiaries was RMB8.473 billion, representing an 28.99% increase from RMB6.569 billion for the year ended December 31, 2008. The increase was primarily attributable to the operation of new generating units and acquisitions, as well as the provision for impairment loss on assets of Xindian Power Plant upon the shutdown of its generating units. The operation of new generating units, other expenses of Yingkou Port and the provision for impairment loss on property, plant and equipment contributed RMB265 million, RMB266 million and RMB630 million to the increase of other operating expenses for the year ended 31 December 2009, respectively.

 Financial expenses

 Financial expenses consist of interest expense, bank charges and net exchange differences.

 Interest expense

 For the year ended December 31, 2009, the interest expense of the Company and its subsidiaries was RMB4.260 billion, representing a 4.81% increase from RMB4.065 billion for the year ended December 31, 2008. The increase was primarily attributable to expensing instead of capitalizing interest upon commercial operations of new generating units, which accounted for RMB360 million of the increase. Excluding the factor of new generating units, the decrease in interest rate of borrowings attributed to a decrease in the interest expense.

 Net exchange differences and bank charges

 For the year ended December 31, 2009, the exchange gains less bank charges of the Company and its subsidiaries amounted to RMB-49 million, representing a significant change compared to RMB357 million for the year ended December 31, 2008. For the year ended December 31, 2009, exchange gains of the Company and its subsidiaries was RMB41 million, representing a decrease of RMB368 million from RMB409 million for the year ended December 31, 2008.

 Share of profit of associates

 For the year ended December 31, 2009, the share of profit of associates was RMB756 million, an RMB683 million increase from RMB73 million for the year ended December 31, 2008. The increase was primarily due to the increase of profitability of associates for the year ended December 31, 2009.

 Enterprise Income Tax (“EIT”)

 For the year ended December 31, 2009, the Company and its subsidiaries recorded an EIT expense of RMB594 million, representing an 347.70% increase from RMB-240 million for the year ended December 31, 2008. The increase was primarily due to the net impact of increase of the Company’s profit for the year ended December 31, 2009 and utilization of previously unrecognized tax losses.

 Profit for the year, Profit attributable to the Company’s equity holders and Minority interests

 For the year ended December 31, 2009, the Company and its subsidiaries recorded a net profit of RMB5.110 billion, an increase of RMB9.662 billion as compared to net loss of RMB4.552 billion for the year ended December 31, 2008. The recovery from loss position was largely attributable to (i) the operation of new generating units, (ii) newly acquired power plants in 2009, (iii) the carryover effect of the acquisition of SinoSing Power in the first half of 2008, (iv) the carryover effect of the increase in power tariffs in the second half of 2008 which attributed to an increase in operating revenue, and (v) the decrease in fuel purchase price which attributed to the decrease in fuel cost. For the year ended December 31, 2009, the profit attributable to equity holders of the Company was RMB4.930 billion, represented an increase of RMB8.868 billion from a loss of RMB3.938 billion for the year ended December 31, 2008. Combining the foregoing factors, the minority interests increased to RMB181 million for the year ended December 31, 2009 from RMB-614 million for the year ended December 31, 2008.

 Year ended December 31, 2008 compared with year ended December 31, 2007

	For the Year Ended December 31
	2008	2007	Increased/ (Decreased)
	RMB’000	RMB’000%

Operating revenue	67,835,114	49,892,049	35.96

Sales tax	(106,385)	(139,772)	(23.89)

Operating expenses
Fuel	(49,810,275)	(27,790,310)	79.24
Maintenance	(1,702,274)	(1,534,016)	10.97
Depreciation	(7,718,773)	(7,225,964)	6.82
Labor	(3,164,613)	(2,786,109)	13.59
Service fees on transmission and transformer facilities of HIPDC transformer HIPDC	-	(140,771)
Purchase of electricity	(2,726,028)	-
Others	(3,842,992)	(2,340,179)	64.22

Total operating expense	(68,964,955)	(41,817,349)	64.92

(Loss)/Profit from operations	(1,236,226)	7,934,928	(115.58)
Interest income	83,522	53,527	56.04
Financial expenses, net

Interest expense	(4,064,779)	(2,132,122)	90.64
Exchange gain and bank charges , net	356,836	204,134	74.80

Total financial expenses, net	(3,707,943)	(1,927,988)	92.32

Share of profits of associates	72,688	586,323	(87.60)

(Loss)/Gain on fair value changes	(54,658)	87,132	(162.73)

Investment income	51,061	585,379	(91.28)

(Loss)/Profit before income tax expense	(4,791,556)	7,319,301	(165.46)

Income tax benefit/(expense)	239,723	(838,270)	(128.60)

(Loss)/Profit for the year	(4,551,833)	6,481,031	(170.23)

Attributable to:

Equity holders of the Company	(3,937,688)	6,161,127	(163.91)
Minority interests	(614,145)	319,904	(291.98)
	(4,551,833)	6,481,031	(170.23)

 The Company completed its acquisition of SinoSing Power in the first half of 2008. SinoSing Power and its subsidiary, Tuas Power, are consolidated into the financial statements of the Company.

For the year ended December 31, 2008, the Company’s total domestic power generation on a consolidated basis amounted to 184.628 billion kWh, representing a 6.30% increase from the year ended December 31, 2007. Yingkou Power Plant, Yuhuan Power Plant, Qinbei Power Plant and Shang’an Power Plant have recorded significant increase in power generation. The increase in the Company’s domestic power generation was mainly attributable to: (i) the commencement and stable operation of a number of new power generating units in 2008, was a key factor for the Company’s power generation growth;(ii) the Company’s enhancement in its marketing efforts, in response to the significant changes of economic environment in 2008, including the formulation of feasible and effective marketing strategies and measures that fully show case the competitive advantages of the power plants of the Company which accelerated the growth of power generation of the Company; and(iii) the Company’s maintenance program has resulted in optimizations the capacity of generating units.

 The power generation of the Company’s domestic power plants for the year ended December 31, 2008 was listed below (in billion kWh):

Domestic Power Plant	Power generation in 2008	Power generation in 2007	Change

Dalian	9.102	10.227	-11.00%
Fuzhou	8.129	8.136	-0.09%
Nantong	8.329	8.345	-0.19%
Shang’an	9.299	7.216	28.87%
Shidongkou II	7.534	7.957	-5.32%
Dezhou	14.022	13.22	6.07%
Shidongkou I	6.757	6.99	-3.33%
Shantou Coal-fired	7.020	7.408	-5.24%
Dandong	4.209	4.941	-14.81%
Nanjing	3.469	3.658	-5.17%
Jining	2.290	2.579	-11.21%
Changxing	1.516	1.603	-5.43%
Weihai	4.495	4.075	10.31%
Taicang	10.389	10.817	-3.96%
Huaiyin	7.458	8.539	-12.66%
Yuhuan	19.442	11.772	65.15%
Xindian	4.241	4.785	-11.37%
Yushe	4.951	5.692	-13.02%
Qinbei	10.514	7.12	47.67%
Luohuang	11.506	11.241	2.36%
Shanghai CCGT	0.598	0.533	12.20%
Yueyang	6.016	6.748	-10.85%
Yingkou	10.735	6.207	72.95%
Jinggangshan	3.202	3.527	-9.21%
Pingliang	7.201	8.11	-11.21%
Jinling CCGT	2.204	2.242	-1.69%

In respect of the tariff, the Company’s domestic average tariff for the year ended December 31, 2008 was RMB387.34 per MWh, increase of RMB27.63 per MWh from the year ended December 31, 2007. The Company’s overseas average tariff for the year ended December 31, 2008 was RMB984.53 per MWh.

In respect of fuel supply and cost controls, the high coal market price and the upward adjustments on the key coal contracts contributed to the significant increase in fuel cost of the Company. Compared to the last year, the Company’s unit fuel cost per unit of power sold in PRC increased by 46.54% to RMB253.66 per MWh. The Company’s unit fuel cost per unit of power sold outside PRC was RMB799.27 per MWh.

Combining the foregoing factors, the operating revenue of the Company and its subsidiaries for the year ended December 31, 2008 increased 35.96% from last year. For the year ended December 31, 2008, the Company and its subsidiaries recorded a loss attributable to equity holders of the Company of RMB3.938 billion, representing a decrease of 163.91% compared to the profit attributable to equity holders of the Company of RMB6.161 billion for the year ended December 31, 2007. The loss was primarily due to the significant increase in fuel price.

 Operating revenue

Operating revenue represents the fair value of the consideration received or receivable for electricity sold (net of VAT or GST and after taking into account amounts received in advance). For the year ended December 31, 2008, the consolidated operating revenue of the Company and its subsidiaries amounted to RMB67.835 billion, representing a 35.96% increase from RMB49.892 billion for the year ended December 31, 2007. The increase in operating revenue was primarily attributable to the new generating units’ commencement of operation and the acquisition. The operation of new generating units contributed RMB7.011 billion to the increase, and SinoSing Power contributed RMB10.36 billion to the increase, of which about RMB3.586 billion were revenue from retail business.

The following table sets forth the average tariff rate of the Company and its subsidiaries, as well as percentage changes from 2007 to 2008.

	Average tariff rate (VAT inclusive) (RMB/MWh)
Power Plant	2007	2008	Change

Dalian	323.27	338.05	4.57%
Fuzhou	369.61	401.22	8.55%
Nantong	339.47	385.53	13.57%
Shang’an	344.47	356.52	3.50%
Shantou Coal-fired	476.26	496.60	4.27%
Dandong	330.38	340.82	3.16%
Shidongkou II	347.93	377.04	8.37%
Nanjing	342.99	375.47	9.47%
Dezhou	360.45	394.08	9.33%
Weihai	403.00	422.78	4.91%
Jining	350.80	378.41	7.87%
Shidongkou I	369.54	377.35	2.11%
Taicang	359.69	401.60	11.65%
Changxing	428.16	450.86	5.30%
Huaiyin Phase II	357.47	396.80	11.00%
Xindian	379.71	371.86	-2.07%
Yushe	288.45	305.07	5.76%
Yingkou	343.37	360.45	4.97%
Jinggangshan	366.94	379.99	3.56%
Luohuang	319.86	344.98	7.85%
Yueyang	372.19	392.58	5.48%
Qinbei	311.86	339.85	8.98%
Pingliang	223.31	238.89	6.98%
Yuhuan	415.05	444.92	7.20%
Taicang II	358.08	396.48	10.72%
Xindian II	356.01	370.99	4.21%
Jinling CCGT	481.99	528.73	9.70%
Consolidated (Domestic)	359.71	387.34	7.68%

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

 Operating expenses

For the year ended December 31, 2008, the total operating expenses of the Company and its subsidiaries was RMB68.965 billion, representing a 64.92% increase from RMB41.817 billion for the year ended December 31, 2007.

The increase was primarily attributable to the increase in fuel prices, the operation of new generating units and the acquisition. The operation of new generating units contributed RMB6.774 billion to the increase, and SinoSing Power contributed RMB9.840 billion. Excluding these two factors, the operating expenses increased by RMB10.534 billion due to the significant increase in coal prices.

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

For the year ended December 31, 2008, the average price (excluding tax) of natural fuel coal was RMB524.53 per ton, representing a 40.34% increase from RMB373.76 for the year ended December 31, 2007. Because of the significant price rise, the Company’s unit fuel cost per unit of power sold in PRC increased 46.54% to RMB253.66 per MWh.

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

Depreciation

For the year ended December 31, 2008, depreciation expenses of the Company and its subsidiaries increased by 6.82% to RMB7.719 billion from RMB7.226 billion for the year ended December 31, 2007. The increase was primarily attributable to the Company’s expansion.

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

Other operating expenses (including electricity power purchase costs)

Other operating expenses include environmental protection expenses, land fee, insurance premiums, office expenses, amortization, and SinoSing Power’s electricity power purchase costs. For the year ended December 31, 2008, other operating expenses of the Company and its subsidiaries was RMB6.569 billion, representing an 180.71% increase from RMB2.340 billion for the year ended December 31, 2007. The increase was primarily attributable to the operation of new generating units and the acquisition, the operation of new operating units contributed RMB318 million. SinoSing Power contributed to the operating expenses of approximately RMB3.509 billion, of which RMB2.726 billion was electricity power purchase cost.

 Financial expenses

Financial expenses consist of interest expense, bank charges and net exchange differences.

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

 Enterprise Income Tax (“EIT”)

 The Company’s domestic operations are subject to the newly adopted PRC tax law which took effect on January 1, 2008. SinoSing Power and Tuas Power are subject to an enterprise income tax rate of 18% in Singapore. For the year ended December 31, 2008, the Company and its subsidiaries recorded an EIT benefit of RMB240 million, representing a 128.60% decrease from an EIT expense of RMB838 million for the year ended December 31, 2007. SinoSing Power contributed an RMB95 million increase in the Company’s EIT expense. The decrease in EIT was mainly due to the significant operating loss qualifying for deferred tax assets recognition for the year ended December 31, 2008.

 Loss for the year, Loss attributable to the Company’s equity holders and Minority interests

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

 General

The assets and liabilities of the Company and its subsidiaries experienced significant change during the year 2009, due to newly acquired power plants and continued investments in construction projects.

 Assets

As of December 31, 2009, total assets of the Company and its subsidiaries amounted to RMB197.887 billion, representing a 19.27% increase from RMB165.918 billion as of December 31, 2008. Including which, non-current assets increased by 19.05% to RMB173.697 billion, primarily due to the continued investment in construction projects and acquisitions of power plants. Current assets increased by RMB4.172 billion, or 20.84%, to RMB24.190 billion, primarily due to the increase in accounts receivable as a result of the expansion of our operation scale and input VAT recoverables arising from acquisitions of property, plant and equipment and construction materials.

 Liabilities

As of December 31, 2009, total liabilities of the Company and its subsidiaries amounted to RMB147.239 billion, representing a 19.36% increase from RMB123.358 billion as of December 31, 2008, primarily attributable to the increased borrowings for construction projects. Non-current liabilities of the Company and its subsidiaries mainly consisted of bank loans and bonds. The increase of current liabilities was largely attributable to increased short-term debentures.

As of December 31, 2009, interest-bearing debts of the Company and its subsidiaries totaled RMB129.220 billion. The interest-bearing debts consisted of long-term loans (including those maturing within a year), long-term bonds, short-term loans, short-term debentures and notes payable. Including which, the interest-bearing debts denominated in foreign currencies amounted to RMB8.195 billion.

 Shareholder’s equity

Excluding the impact of profit and profit appropriations, the Company’s equity items increased for the year ended December 31, 2009, primarily attributable to after-tax increase of RMB773 million for increase in fair value of the listed shares held by the Company and after-tax increase of RMB575 million from the movements of hedging reserves of Tuas Power.

 Major financial position ratios

	2009	2008
Current ratio	0.41	0.38
Quick ratio	0.34	0.28
Ratio of liability and shareholders' equity	3.50	3.35
Multiples of interest earned	1.79	-0.14

Formula of the financial ratios:

Current ratio = balance of current assets as of year end / balance of current liabilities as of year end

Quick ratio = (balance of current assets as of year end - net inventories as of the year end) / balance of current liabilities as of year end

Ratio of liabilities and shareholders' equity = balance of liabilities as of year end / balance of shareholders' equity as of year end (excluding minority interests)

Multiples of interest earned = (profit before tax + interest expense) / interest expenditure (inclusive of capitalized interest)

The current ratio and quick ratio remained at relatively low level as of December 31, 2009 and 2008, and there is slightly increased at the year end of 2009 from the year end of 2008. The increase in the ratio of liabilities and shareholders’ equity at the year end of 2009 from the year end of 2008 was primarily due to the increased borrowings for construction projects. The multiples of interest earned increased, primarily attributable to the increase in operating profit for the year ended December 31, 2009.

D.	Liquidity and cash resources

The primary sources of funding for the Company and its subsidiaries have been cash provided by internal funds from operating activities, short-term and long-term loans and proceeds from issuances of bonds, and the primary use of funds have been for working capital, capital expenditure and repayments of short-term and long-term borrowings.

As of December 31, 2009, net current liabilities of the Company and its subsidiaries were approximately RMB35.392 billion. Based on the Company’s proven financing record, readily available banking facilities and sound credibility, the Company believes it is able to duly repay outstanding debts, obtain long-term financing and secure funding necessary for its operations. The Company has also capitalized on its good credit record to make short-term borrowings at relatively lower interest rates, thus reducing its interest expenses.

Cash flows from operating activities

	For the Year Ended December 31,
	2009	2008	2007
	RMB’000	RMB’000	RMB’000

Cash flows from operating activities
Profit/(Loss) before income tax expense	5,703,976	(4,791,556)	7,319,301
Non-cash items adjustments	12,751,842	11,609,206	7,680,319
Changes in working capital	(3,043,647)	(1,289,849)	(1,781,479)
Interest received	59,919	72,940	52,825
Income tax paid	(491,100)	(414,848)	(1,192,133)
Net cash provided by operating activities	14,980,990	5,185,893	12,078,833

Net cash provided by operating activities is the main source of cash for the Company. For the year ended December 31, 2009, net cash provided by operating activities of the Company and its subsidiaries was RMB14.981 billion. The net cash provided by operating activities was higher than that of the prior year mainly because of a profit before income tax expense of RMB5.704 billion due to (i) the operation of new generating units, (ii) newly acquired power plants in 2009, (iii) the carryover effect of the acquisition of SinoSing Power in the first half of 2008, (iv) the carryover effect of the increase in power tariffs in the second half of 2008 which attributed to an increase in operating revenue, and (v) the decrease in fuel purchase price which attributed to the decrease in fuel cost . The net cash provided by operating activities amounted to RMB5.186 billion in 2008 which was lower than that of RMB12.079 billion in 2007, mainly due to a loss before income tax expense of RMB4.792 billion due to the increase of fuel price and the increase in inventory of RMB2.159 billion.

Cash flows used in investing activities

	For the year ended December 31,
	2009	2008	2007
	RMB’000	RMB’000	RMB’000

Cash flows from investing activities
Purchase of property, plant and equipment	(22,426,098)	(27,893,520)	(14,223,310)
Proceeds from disposals of property, plant and equipment, net	39,272	25,336	270,131
Prepayments of land use rights	(167,435)	(76,050)	(216,752)
Prepayments of territorial waters use right	-	-	(152,409)
Increase in other non-current assets	(27,138)	(16,004)	(6,247)
Cash dividend received	540,182	381,854	518,934
Capital injections in associates	(548,500)	(281,754)	(1,654,000)
Purchases of financial assets at fair value through profit or loss	-	-	(370,189)
Cash paid for acquiring available-for-sale financial assets	-	(146,375)	(449,457)
Proceeds from trading of available-for-sale financial assets	-	-	603,411
Cash consideration paid for acquisitions	(2,355,762)	(21,772,563)	(485,750)
Acquisition of minority interest of a subsidiary	-	(67,485)	-
Cash from acquisition of subsidiaries	419,885	1,624,108	259,924
Cash outflow upon deemed disposal of Sichuan Hydropower	-	-	(322,176)
Cash received on repayment of a loan receivable	-	254,255	-
Others	(354,667)	11,133	(29,465)
Net cash used in investing activities	(24,880,261)	(47,957,065)	(16,257,355)

Net cash used in investing activities amounted to approximately RMB24.880 billion, RMB47.957 billion and RMB16.257 billion in 2009, 2008 and  2007. The cash used in investing activities in 2009 was mainly for the acquisition of power plants and capital expenditure for construction projects. The increase in net cash used in investing activities in 2008 was mainly for the acquisition of Tuas Power and increased capital expenditure for construction projects.

Net cash used in investing activities was primarily the capital expenditure used in purchasing and constructing fixed assets. In 2010, the Company will continue to invest large amount of capital into the construction of projects.

Cash flows from financing activities

	For the year ended December 31,
	2009	2008	2007
	RMB’000	RMB’000	RMB’000

Cash flows from financing activities
Issuance of short-term bonds	9,960,000	4,980,000	4,980,000
Repayments of short-term bonds	(5,000,000)	(5,000,000)	(5,000,000)
Drawdown of short-term loans	40,892,075	57,696,660	23,898,505
Repayments of short-term loans	(29,251,246)	(39,483,770)	(19,771,700)
Drawdown of long-term loans	32,505,000	36,656,286	8,186,176
Repayments of long-term loans	(37,317,607)	(10,254,438)	(3,492,975)
Issuance of long-term bonds	3,939,850	3,933,302	5,903,644
Interest paid	(5,378,244)	(4,731,749)	(2,722,935)
Net capital injection from minority shareholders of the subsidiaries	260,533	1,162,562	116,890
Government grants	420,766	236,013	-
Dividends paid to shareholders of the Company	(1,241,633)	(3,570,334)	(3,375,507)
Dividends paid to minority shareholders of the subsidiaries	(253,971)	(301,662)	(434,205)
Others	(31,637)	(67,579)	-
Net cash provided by financing activities	9,503,886	41,255,291	8,287,893

Net cash inflow provided by financing activities in 2009 amounted to RMB9.504 billion primarily because (i) the proceeds from loans exceeded repayments of loans by approximately RMB6.8 billion and (ii) the proceeds from short-term debentures exceeded repayments of short-term debentures by approximately RMB5.0 billion and (iii) the Company issued long-term bonds in the amount of RMB4.0 billion and net capital injection from minority shareholders of the subsidiaries amounted to RMB0.261 billion, the net cash inflow was partially offset by the dividends and interest of approximately RMB6.874 billion.

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

Cash and cash equivalents

	For the year ended December 31,
	2009	2008	2007
	RMB’000	RMB’000	RMB’000

Exchange gain / (loss)	55,742	(229,759)	(4,298)
Net (decrease) / increase in cash and cash equivalents	(339,643)	(1,745,640)	4,105,073
Cash and cash equivalents, beginning of the year	5,566,625	7,312,265	3,207,192
Cash and cash equivalents as of the end of the year	5,226,982	5,566,625	7,312,265

As of December 31, 2009, the cash and cash equivalents of the Company and its subsidiaries denominated in RMB, Singapore dollar, US dollar and Japanese Yen were RMB3.391 billion, RMB1.580 billion, RMB475 million and RMB6 million, respectively.

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

Capital expenditure and cash resources

Capital expenditures on acquisitions

On March 31, 2009, the Company purchased from Huaneng New Energy, a subsidiary of Huaneng Group, 65% equity interest in Qidong Wind Power for a consideration of RMB103 million.

In September 2009, the Company purchased 55% equity interest in Tianjin Huaneng Yangliuqing Co-generation Limited Liability Company and 41% equity interest in Huaneng Beijing Co-generation Limited Liability Company for a consideration of approximately RMB2.348 billion.

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

Capital expenditures on construction and renovation projects

The capital expenditures for the year ended December 31, 2009 amounted to approximately RMB22.620 billion, mainly applied in construction and renovation projects, including RMB167 million for Yuhuan project, RMB747 million for Yueyang expansion project, RMB419 million for Yingkou expansion project, RMB1.371 billion for Qinbei expansion project, RMB233 million for Shang’an expansion project, RMB1.751 billion for Haimen project, RMB1.393 billion for Jinggangshan expansion project, RMB2.458 billion for Jinling (Coal-fired) expansion project, RMB2.035 billion for Shanghai Power Company project, RMB674 million for Jining Co-generation project, RMB346 million for Huade Wind Power project, RMB1.483 billion for Yingkou Co-generation project, RMB1.238 billion for Fuzhou expansion project, RMB748 million for Weihai expansion project and RMB1.225 billion for Pingliang expansion project. The expenditures on other construction projects and renovation amounted to RMB2.251 billion and RMB4.081 billion, respectively.

The capital expenditures on construction and renovation amounted to approximately RMB27.986 billion and RMB14.701 billion in 2008 and 2007, respectively.

The capital expenditures above are sourced mainly from internal funds, debt financing and cash flows provided by operating activities.

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

The following table sets forth the cash requirements, usage plans and cash resources of the Company for the next two years.

Project	Capital expenditure arrangements		Contractual arrangements		Financing methods	Funding resources arrangements	Financing costs and note on usage
	2010	2011	2010	2011
	(RMB in billions)
Thermal power projects	14.47	17.715	14.47	17.715	Debts and planned equity financing	Internal cash funding & bank loans, etc.	Within the floating range of benchmark lending interest rates of PBOC
Hydropower projects	0.5	0.1	0.5	0.1	Debts financing	Internal cash funding & bank loans, etc.	Within the floating range of benchmark lending interest rates of PBOC
Wind power projects	1.203	4.5	1.203	4.5	Debts and planned equity financing	Internal cash funding & bank loans, etc.	Within the floating range of benchmark lending interest rates of PBOC
Port projects	0.5	1.67	0.5	1.67	Debts financing	Internal cash funding & bank loans, etc.	Within the floating range of benchmark lending interest rates of PBOC
Renovation projects	4.669	4.719	4.669	4.719	-	Internal cash funding	-

Cash resources and anticipated financing costs

The Company expects to finance its capital expenditure and acquisition primarily from internal fundings, cash flow from operating activities and debts and equity financing.

Good operating results and sound credit status provide the Company with strong financing capabilities. As of December 31, 2009, the Company and its subsidiaries had aggregate undrawn banking facilities of RMB27.962 billion.

As resolved at the 2008 annual general meeting of shareholders on June 18, 2009, the Company was mandated to issue within the PRC unsecured short-term debentures of principal amount up to RMB10 billion in one or multiple tranches within 12 months from the date of the meeting. The Company has completed the issue of unsecured of short-term debentures in two installments on September 9, 2009 and March 23, 2010, each at principal amount of RMB5 billion bearing annual interest rate of 2.32% and 2.55%, respectively. Both of the bonds were denominated in Renminbi, issued at par value, and would mature in 270 days. The effective interest rate for the debentures were 2.87% and 3.10% per annum. As resolved at the 2007 annual general meeting of shareholders on May 13, 2008, the Company was mandated to issue within the PRC unsecured short-term debentures of principal amount up to RMB10 billion in one or multiple tranches within 12 months from the date of the meeting. The Company has completed the issue of short-term debentures in two installments on July 25, 2008 and February 24, 2009, each at principal amount of RMB5 billion bearing annual interest rate of 4.83% and 1.88%, respectively. Both of the debentures were denominated in Renminbi, issued at par value, and would mature in 365 days. The effective interest rates for the two debentures were 5.25% and 2.29% per annum, respectively. The RMB5 billion unsecured short-term debentures issued by the Company on July 25, 2008 was repaid in July 2009.

As resolved at the extraordinary shareholders meeting on December 23, 2008, the Company was mandated to issue within the PRC medium-term notes of a principal amount up to RMB10 billion in one or multiple tranches within 12 months from the date of the meeting. The Company has completed the issue of first tranche medium-term notes on 14 May 2009 at principal amount of RMB4 billion with interest rate of 3.72% per annum. The medium-term notes were denominated in RMB, issued at par value, and would mature in 5 years. The effective interest rate for these medium-term notes was 4.06% per annum.\\

As of December 31, 2009, short-term borrowings of the Company and its subsidiaries totaled RMB24.730 billion (2008: RMB28.745 billion). Including which, bank loans were charged at interest rates ranging between 1.30% and 7.47% per annum (2008: 1.42% to 7.47%). Short-term debentures payable by the Company and its subsidiaries totaled RMB10.101 billion (2008: RMB5.096 billion).

As of December 31, 2009, long-term borrowings of the Company and its subsidiaries totaled approximately RMB80.517 billion (2008: approximately RMB65.573 billion), consisting of borrowings denominated in RMB of approximately RMB57.344 billion (2008: approximately RMB53.043 billion), in US dollars of approximately US$1.046 billion (2008: approximately US$1.641 billion), and in Euro of approximately Euro105 million (2008: approximately Euro 56 million). Included in the above, US dollar denominated borrowings were approximately US$820 million (2008: US$1.319 billion) floating-rate borrowings. Japanese Yen and Singapore dollar denominated borrowings were all floating-rate borrowings. For the year ended December 31, 2009, long-term borrowings of the Company and its subsidiaries bore interest rates from 1.44% to 7.56% (2008: 1.31% to 7.74%) per annum.

The Company and its subsidiaries will closely monitor any change in the currency and interest rate markets and cautiously assess the currency and interest rate risks.

Combining the current development of the power generation industry and the growth of the Company, the Company will make continuous efforts to not only meet cash requirements of daily operations, constructions and acquisitions, but also establish an optimal capital structure to minimize the cost of capital and manage financial risks through effective financial management activities, thus maintaining sustainable and stable returns to the shareholders.

Other financing requirements

The objective of the Company is to bring long-term, steadily growing returns to shareholders. In line with this objective, the Company follows a proactive, stable and balanced dividend policy. In accordance with the profit appropriation plan of the board of directors of the Company (subject to the approval of the shareholders´ meeting), the Company expects to pay a cash dividend of approximately RMB2.5316 billion relating to the year 2009.

Maturity profile of loans

The following table sets forth the maturity profile of the Company’s loans as of December 31, 2009.

Maturity Profile
(RMB billions)	2010	2011	2012	2013	2014

Principal proposed to be repaid	48.8	14.4	14.9	5.0	4.7
Interest proposed to be repaid	4.2	3.2	2.4	2.0	1.7
Total	53.0	17.6	17.3	7.0	6.4
__________________________________

Notes:	(1) This table is prepared according to the amounts started in the contracts which have been entered into;

(2)
The amount of the principal to be repaid in 2010 is relatively large compared to the amount presented in the “Tabular disclosure  contractual obligations and commercial commitments” because this includes expected repayment of short-term loans and short-term debentures.

E.	Trend information

The major trend of the electricity power market

According to the National Power Industry Statistics Express for 2009 issued by China Electricity Council, as of December 31, 2009, nationwide installed capacity reached 874,000 MW, representing a 10.34% year-on-year increase. For the year ended December 31, 2009, power generated throughout PRC reached 3.6639 trillion kWh, representing a 6.71% year-on-year increase. Thermal power accounted for 2.9922 trillion kWh, or approximately 81.66% of the total capacity, representing a 6.7% increase from the year ended December 31, 2008. A large number of power generating projects were completed and put into operation during 2009, further easing the power shortage and contributing to a generally balanced power market in China. Consequently, the utilization hours of generating equipment dropped continuously and considerably. For the year ended December 31, 2009, nationwide average accumulated utilization hours of power plants with 6,000 KW and above capacities were 4,527 hours, representing a decrease of 121 hours from the year ended December 31, 2008. Utilization hours of thermal power generating equipment were 4,839 hours, representing a decrease of 46 hours from the same period last year.

According to the 2010 SERC meeting, it is expected that, in 2010, the SERC will further reform power market and maintain the power market order through further reinforcing market supervision to protect the rights of various market participants. The Company believes that the continuous regulations and reform of the power market will improve the external environment for its healthy growth.

In response to new market circumstance, the Company will strive to increase equipment reliability; enhance marketing efforts; strengthen research and application of government policies on energy saving and emission reduction as well as related generation and dispatch practices, and on direct power purchase by large power end-users. It will also pursue market expansion, and take full advantages of its generating units on efficiency, energy saving and environment protection to increase utilization hours. The Company will also set up rolling planning adjustment mechanism to design appropriately and develop, construct and complete rapidly construction projects in those areas favorable for power market in line with government guidelines, increase overall competitive strengths, maintain the ability for sustained development, and enhance the Company’s capabilities in risk management and continuous growth.

The trend of the fuel supply

Coal supply shortage is expected to continue in 2010. Due to the integration of local coal resources and increase in the international energy price and shipping costs, the price of coal continued to increase since the second half of the year 2009. As a result, the price of coal supply is expected to be more unstable and uncertain in 2010 and regional supply shortage may arise for the supply of certain types of coal.

Under such circumstance, the Company will refine price control objectives and streamline purchase structure.  The Company will also exploit its advantages in other markets and other resources to pursue coal resources outside PRC, make joint efforts with coal suppliers to develop coal-exploration and extraction projects, and explore new avenues to acquire coal resources. Meanwhile, the Company will strive to control fuel costs by enhanced inspection of coal supplies and the variety of heat value.

The financial foreign exchange market

The Company has strong capacity, good reputation and sound financing channels both domestically and internationally.

Domestic business. Although the People’s Bank of China has recently raised the Renminbi deposit reserve requirement ratio, the PRC government is expected to continue implementing liberated monetary policies during 2010. Therefore, the interest of Renminbi is not likely to rise in the foreseeable future. The Company expects no material adverse impact on its operating results from foreign exchange movement in foreseeable future on the Company, because the Company’s foreign liabilities are mostly denominated in US dollar and lesser in Euro and the conversion rate between Renminbi and US dollar is expected to stay stable.

Overseas business. SinoSing Power completed its refinancing in 2009, through which all of its outstanding loans denominated in US dollar were refinanced through loans denominated in Singapore dollar, matching the functional currency of its operation. As a result, no currency risk is expected to have material adverse impact on the overseas operations of the Company.

F.	Employee benefits

As of December 31, 2009, the Company and its subsidiaries had 33,587 employees, of which 245 were located outside PRC. The Company and its subsidiaries provided employees with competitive remuneration and linked such remuneration to operating results as working incentives for the employees. Currently, the Company and its subsidiaries do not have any non-cash remuneration packages.

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

 As of December 31, 2009, the Company provided guarantee for long-term bank borrowings of SinoSing Power, a wholly owned subsidiary, amounting to RMB14.942 billion. As of December 31, 2009, the Company and its subsidiaries have pledged for the following borrowings:

The Company pledged certain accounts receivable for certain short-term loans borrowed in the second half of 2009. As at 31 December 2009, the balance of secured loans amounted to RMB698 million, and the pledged accounts receivable amounted to approximately RMB1.032 billion.

As of December 31, 2009, secured short-term loans of RMB142 million represented the discounted notes receivable with recourse.

As of December 31, 2009, restricted bank deposits amounted to RMB225 million, which were mainly deposits for letters of credits.

The Company had no significant contingent liabilities as of December 31, 2009.

H.	Off-balance sheet arrangements

As of December 31, 2009, there was no off-balance sheet arrangements which have or reasonably likely to have an effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

I.	Performance of significant investments and their prospects

The Company acquired 25% equity interest in Shenzhen Energy Group Co., Ltd. (“Shenzhen Energy Group”) for RMB2.39 billion on April 22, 2003, and acquired 200 million shares from Shenzhen Energy, a subsidiary of Shenzhen Energy Group, in December 2007. These investments brought a profit of RMB487 million for the Company for the year ended December 31, 2009 under IFRS. Shenzhen Energy issued new shares to Shenzhen Energy Group in acquiring most of the assets of Shenzhen Energy Group and Shenzhen Energy Group will be deregistered ultimately. Upon Shenzhen Energy Group’s liquidation, the Company will hold directly 25.01% equity interest in Shenzhen Energy. This investment is expected to provide steady returns to the Company.

The Company held directly 60% equity interest in Sichuan Hydropower as of December 31, 2006. In January 2007, Huaneng Group increased its capital investment in Sichuan Hydropower by RMB615 million, thus reducing the Company’s equity interest in Sichuan Hydropower to 49% and making Huaneng Group the controlling shareholder of Sichuan Hydropower. This investment brought a profit of RMB208 million for the year ended December 31, 2009 under IFRS. This investment is expected to provide steady returns to the Company.

J.	Tabular disclosure of contractual obligations and commercial commitments

A summary of payments due by period of our contractual obligations and commercial commitments as of December 31, 2009 is shown in the tables below. A more complete description of these obligations and commitments is included in the Notes to Financial Statements as referenced below.

Contractual Cash Obligations
(RMB million)	2010	2011-2012	2013-2014	Thereafter	Total

Long-term Loans from a Shareholder(1)	-	-	800	-	800
Long-term Bank Loans(1)	10,233	21,953	8,854	37,832	78,872
Other Long-term Loans(1)	74	7,321	73	346	7,814
Long-term bonds(2)	-	1,000	5,700	7,300	14,000
Interest Payments	3,625	5,535	3,704	9,700	22,564
Operating Lease - Head Office(3)	26	-	-	-	26
Operating Lease - Nanjing Power Plant(3)	1	3	3	45	52
Operating Lease - Dezhou Power Plant(3)	30	60	60	282	432
Operating Lease - Shang’an Power Plant(3)	2	4	4	56	66
Operating Lease - Tuas Power Generation Pte Ltd. (3)	15	-	-	-	15
	14,006	35,876	19,198	55,561	124,641

Other Commercial Commitments
(RMB million)	2010	2011-2012	2013-2014	Thereafter	Total

Long – term gas purchase contract(4)	6,213	12,426	7,476	6,246	32,361
Other commitments(3)	35,219	86	-	-	35,305
	41,432	12,512	7,476	6,246	67,666

Notes:

(1)	See Note 22 to the Financial Statements, “Long-term Loans”.

(2)	See Note 23 to the Financial Statements, "Long-term Bonds".

(3)	See Note 37 to the Financial Statements, “Commitments”.

(4)	The numbers shown in the table above were calculated based on the minimum purchases stipulated in the long-term gas contracts disclosed in Note 37 to financial statements.

The Company and its subsidiaries have various defined contribution plans in accordance with the local conditions and practices in the provinces in which they operate.  The Company and its subsidiaries pay fixed contributions into separate entities (funds) and will have no further payments obligations if the funds do not hold sufficient assets to pay all employee benefits relating to employee service in the current and prior periods. Disclosures of the pension plans including the contribution amounts are included in Note 35 to the Financial Statements.

K.	Business plan

In 2010, the primary objective of the Company is to secure safe, stable and increasing power generation, the Company will (i) continue to pursue power market expansion, strengthen market analysis and forecast, strive to increase utilization hours, and aim to generate approximately 230.0 billion kWh and reach average utilization hours of 5,100 hours for its coal-fired generating units; (ii) strengthen the uniform management of fuel purchases and transportation, stabilize and expand the principal channels of coal supply, explore global coal market, and reduce fuel costs; (iii) reduce operating cost and administrative expenses, strive to strengthen its profitability; (iv) continue its focus on energy saving and environment protection, strive to reduce energy consumptions of the generating units, to ensure sound results of major economic indicators; (v) improve project management for those projects under construction, strive to increase the operating stability and capability of new generating units that commence commercial operation, accelerate project development, so as to lay a solid foundation for long term development and sustained growth; (vi) speed up the construction of large coal-fire power plants and co-generation projects, as well as the development of coal-fire integration projects in compliance with the prevailing energy policies of the PRC government; and (vii) undertake investments, development and constructions of projects of wind power, hydropower, solar power and other renewable energy, in compliance with the government’s energy policies and requirements for development of renewable energy.

In order to achieve the 2010 operating targets, the Company plans to (i) improve reliability of its generating units by strictly complying with the Company’s safe production guidelines, (ii) increase utilization hours by enhancing sales and marketing efforts to, and closely cooperating with, the dispatch centers of local grid companies, (iii) control fuel cost by continuously analyzing the change of fuel market to strengthen coal supply planning, enhancing the distribution and emergency response management, adjusting coal inventory constantly and optimizing the coal supply structure, (iv) reduce administrative expenses and other non-operating expenses by stricter adherence to budget, (v) increase efficiency and reduce energy consumptions of the generating units by upgrading existing generating units with new energy-saving technologies, (vi) increase its production capacity by completing on schedule the projects-under-construction and commencement of commercial operations of these projects, (vii) explore development opportunities in regions with high power demand and adequate coal supply, and (viii) optimize its generating capacity structure to ensure sustainable development by increasing its investments in the development of wind power, hydropower, solar power and other clean energy projects, as well as the clean development mechanism projects, with the view to increase the proportion of renewable and new energies in its power generating capacity.

ITEM 6	Directors, Senior Management and Employees

A.	Directors, members of the supervisory committee and senior management

 Directors

The table below sets forth certain information concerning our directors as of March 31, 2010. The current term for all of our directors is three years, which will expire in May 2011.

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

Cao Peixi, aged 54, has served as Chairman and President of China Huaneng Group since August 27, 2008. He also serves as Deputy Head and Head of Qingdao Power Plant; Assistant to the Chief of Shandong Power Bureau; Deputy Chief (Vice President) of Shandong Power Bureau (Group Corporation); Chairman and President of Shandong Power Group Corporation; Vice President, President of China Huadian Corporation; and Chairman of Huadian Power International Corporation Limited. He graduated from Shandong University specializing in electrical engineering. He holds a post-graduate degree of master in engineering and is a senior engineer.

Huang Long, aged 56, has served as Vice Chairman of the Company since March 7, 2006. He also serves as Vice President of Huaneng Group and the Director of HIPDC. He served as the manager of the International Co-operation Department and Business Department of HIPDC, and Vice President and Secretary to the Board of the Company.  He graduated from North Carolina State University in the U.S. with a M.S. degree in communications and auto-control. He is a senior engineer.

Wu Dawei, aged 56, has served as the Director of the Company since May 13, 2008. He also serves as the Chief of Power Development Department of Huaneng Group, Director and President of HIPDC and Chairman of Huaneng Shanghai Combined-cycle Power Limited Liability Company. He previously served as Deputy General Manager of Huaneng Shanghai Shidongkou II Power Plant, Deputy General Manager of Shanghai branch of the Company, the General Manager of Huaneng Shanghai Shidongkou II Power Plant, Vice President of the Company, Deputy Chief Engineer of Huaneng Group, President of Huaneng Group East China Branch,

and President of the Company's East China Branch. He has obtained a Master of Business Administration degree from the Central Europe International Business School. He is a senior engineer.

Huang Jian, aged 47, has served as the Director of the Company since August 27, 2008. He served as Deputy Chief of the Cost Office of the Finance Department; Chief of Cost General Office of the Finance Department of HIPDC; Chief Accountant of Beijing Branch of HIPDC; Deputy Manager of the Finance Department of HIPDC; Deputy Chief Accountant, Chief Accountant, Vice President and Company Secretary of the Company and Deputy Chief Economist and Chief of Financial Planning of Huaneng Group. Mr. Huang graduated from the accounting department of Institute of Fiscal Science of the Ministry of Finance with a post-graduate degree of master in economics. He is a senior accountant.

Liu Guoyue, aged 46, has served as the Director of the Company since May 13, 2008. He also serves as the Director of Shanghai Times Navigation Transportation Limited Company and Director of Xian Thermal Research Institute Limited Company. He also served as Deputy General Manager and General Manager of Huaneng Shijiazhuang Branch (Shang’an Power Plant), Director of Huaneng Dezhou Power Plant, and Vice President of the Company. He graduated from North China Power University, specializing in thermal engineering. He holds a doctor’s degree in engineering. He is a senior engineer.

Fan Xiaxia, aged 47, has served as the Director of the Company since May 13, 2008. He also serves as the President of the Company, Deputy General Manager of the Company’s Nantong Branch, Deputy Manager of Project Management Department of HIPDC, Deputy Manager and Manager of International Co-operation and Business Department of the Company, Manager of Project Management Department of the Company, Assistant to President of the Company and General Manager of the Company’s Zhejiang Branch Yuhuan Power Plant Preparatory Office. He graduated from Beijing Construction Institute with a bachelor degree, specializing in civil engineering. He is a senior engineer.

Shan Qunying, aged 56, is the Director of the Company. He is the Vice President of Hebei Provincial Construction Investment Company, Chairman of Hebei Provincial Natural Gas Limited Company, Chairman of Hebei Xintai Power Generation Limited Company and Hebei Construction Investment Power Fuel Management Limited Company, Vice Chairman of Guodian Construction Investment Inner Mongolia Energy Limited Company, Vice Chairman of Hong Kong Yanshan Development Limited Company, Vice Chairman of Yanshan International Investment Limited Company and Director of Hebei Construction Investment New Energy Limited Company. He had been the Energy & Communication Division Chief of Hebei Provincial Construction Investment Company. He graduated from Management Institute of Tianjin University holding an EMBA degree. He is a senior engineer.

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

Huang Mingyuan (Ms), aged 51, has served as the Director of the Company since May 13, 2008. She also serves as the Vice President of Fujian Investment Enterprise Group Company, the President of Xiamen Fuda Photosensitive Materials Company Limited, a Director of Xiamen International Bank, Macau Luso International Bank and Guangfa Huafu Securities Company Limited and Industrial Securities Co., Ltd. She had been the director of the Office of Information Leading Group of Fujian Province, the department head to the Management Office of Fujian Province Economic and Trade (Medicine) Committee, and the Secretary General of the Leading Committee for Market Reorganization and Restructuring and Order of Economy. She graduated from the Business School of De Montfort University in the United Kingdom, specializing in business administration holding a Postgraduate Degree and was awarded a Master degree in business administration.

Liu Shuyuan, aged 59, has served as the Director of the Company since May 13, 2008. He also serves as the Chairman of Liaoning Energy Investment (Group) Limited Liability Company, Member of the 11th session of the Political Committee of Liaoning Province, Deputy Chief of the Hong Kong-Macau-Taiwan Immigrants Committee of the Political Committee of Liaoning Province, Vice Chairman of Liaoning Province International Trade Promotion Committee, Liaoning Province Entrepreneurs Committee and Liaoning Province Economical Cultural Development Committee. He previously served as the Deputy General Manager of Liaoning Provincial Trust and Investment Corporation, the Vice President, Director and President of Liaoning Changye (Group) Limited Liability Company (Liaoning Energy Corporation), Director and General Manager of Liaoning Energy Investment (Group) Limited Liability Company and Supervisor of the Company. He is an on-job postgraduate of PRC Liaoning Province Communist Party School specializing in economic management. He is a senior economic engineer and senior operating manager.

Liu Jipeng, aged 53, has served as the Independent Director of the Company since May 13, 2008. He also serves as a director and mentor of PhD candidates at the Law and Economics Research Centre at China University of Political Science and Law. He graduated from the Economic Department of the graduate school of China Academy of Social Science with a master's degree in economics. He is a certified public accountant.

Yu Ning, aged 55, has served as the Independent Director of the Company since May 13, 2008. He also serves as the Independent Director of Industrial Fund Management Limited Company and Guojin Securities Limited Company and the President of All China Lawyers Association. Mr. Yu Ning served as Deputy Director and Director of CCP Central Disciplinary Inspection Commission, practicing lawyer at Beijing Times Highland Law Firm, part-time professor at Peking University, and mentor of master postgraduates at the Law School of Tsinghua University. He was the independent director of Jiangsu Lianyungang Port Co. Ltd. and Vice President of All China Lawyers Association. He graduated from the law department of Peking University in 1996. He is a qualified lawyer.

Shao Shiwei, aged 64, has served as the Independent Director of the Company since May 13, 2008. He had been the Deputy Chief of the Electricity for Agriculture of the State Energy Department, the Chief of the Law and Regulation of the State Electricity Department, Assistant General Manager of the National Electric Power Company, Deputy Secretary General of the Office Department, the President of Huadong Yixing Water Pumping and Energy Reserve Company Limited, the President and General Manager of Huadong Grid Network Company, and Chairman of the Supervisory Committee of Shanghai Electric Power Co., Ltd.. He graduated from Tianjin University specializing in power plant, power grid and power system. He is a senior engineer.

Zheng Jianchao, aged 70, has served as the Independent Director of the Company since May 13, 2008. He also serves as the Deputy Chief of China Electrical Engineering Association, Honorary Vice Chancellor and President of China Electricity Science Research Institute and the Chief of the Science Technology Committee of China Guangdong Nuclear Power Group Corporation. He had been the Independent Director of the Company, Vice Chancellor and Chancellor of China Electrical Science Research Institute, Deputy Chief of the Academy of Science and Technology Committee of China Electricity Science Research Institute. In 1995, he had been elected as an associate member of China Technology Institute. He graduated from electrical machinery engineering faculty of Tsinghua University, specializing in high voltage technology and holding a Postgraduate Degree. He is a senior engineer.

Wu Liansheng, aged 39, has served as the Independent Director of the Company since May 13, 2008. He also serves as a Professor, Ph. D. Tutor and head of the Department of Accounting of Guanghua Management Institution of Beijing University and Independent Director of Rongsheng Real Property Development Joint Stock Limited Company. After obtaining his doctorate, Mr. Wu Liansheng was engaged in a two year post-doctorate research in Xiamen University. Afterwards, he commenced working in Guanghua Management Institute of Beijing University as the Lecturer, Associate Professor, Professor, Ph. D. Tutor and concurrently served as the Deputy Head and Head of the Accounting Department. He graduated from Zhongnan University with a doctorate degree in Management (Accounting) in July 1999.

 Supervisors

The table below sets forth certain information concerning our supervisors as of March 31, 2010. The current term for all of our supervisors is three years, which will expire in May 2011.

Name	Age	Position with us
Guo Junming	44	Chairman of the Supervisory Committee
Yu Ying	54	Vice Chairman of the Supervisory Committee
Wu Lihua	54	Supervisor
Gu Jianguo	43	Supervisor
Wang Zhaobin	54	Supervisor
Dai Xinmin	48	Supervisor

Guo Junming, aged 44, has served as Chairman of the Board of Supervisors of the Company since January 18, 2006. He also serves as Chief Accountant of Huaneng Group and Chairman of Huaneng Capital Services Limited Company.  He served as the Deputy Director of the Financial Department and the Chief of the Financial Accounting Division of Grid Construction Branch Company (Grid Construction Department) of State Power Corporation, Deputy Manager of the Finance Department of Huaneng Group, Vice President and President of China Huaneng Finance Corporation Limited, President of Huaneng Capital Services Limited Company, Deputy Chief Accountant and Manager of Finance Department of Huaneng Group. He graduated from Shanxi Finance and Economic Institute specializing in business finance and accounting and holds a bachelor's degree. He is a senior accountant.

Yu Ying (Ms.), aged 54, has served as Vice Chairman of the Company’s Supervisory Committee since May 11, 2005. She also serves as President of Dalian Municipal Investment Corporation.    She served as Vice Director of Social Affair Department of Dalian Municipal Planning Commission, Director of Fixed Assets Investment Department of Dalian Municipal Development and Planning Commission, Assistant to President of Dalian International Trusts Investment Corporation and Chairman and President of Dalian State-owned Asset Management Limited Company. She graduated from Northeast Finance and Economics University, specializing in international finance and international trade, with a master degree in Economics. She is a senior economist.

Wu Lihua (Ms), aged 54, has served as the Supervisor of the Company since May 13, 2008. She also serves as the Chief Accountant of HIPDC. She had been the Deputy Manager of the Finance Department of HIPDC, Deputy Manager of the Finance Department and the Manager of Diversified Businesses Management Department of the Company, Vice Chairman of the Preparatory Committee of Huaneng Insurance Company, Vice President of Yongcheng Property Insurance Holding Company Limited and the Manager of Finance Department of HIPDC. She graduated from the Renmin University of China (Second), specializing in Financial Accounting with a bachelor’s degree. She is a senior accountant.

Gu Jianguo, aged 43, has served a Supervisor of the Company since November 17, 2005. He also serves as President of Nantong Investment & Management Limited Company.    He served as Deputy Chief and Chief of General Department, Investment Department, Finance Department and Foreign Economic Affairs Department of the Nantong Municipal Planning Committee, Vice President of Nantong Ruici Investment Limited Company, Executive President of Ruici Hospital, President of Ruici (Maanshan) Development Limited Company, Chairman and President of Nantong Zhonghe Guarantee Limited Company, Chief Officer of Nantong Municipal Investment Management Centre and Director and President of Nantong Investment Management Limited Company. He graduated from Nanjing Aviation University, holding a bachelor’s degree. He is an economic engineer.

Wang Zhaobin, aged 54, has served as a Supervisor of the Company since May 11, 2005. He also serves as Manager of the Corporate Culture Department of the Company.  He served as the Chief of the Organization Affairs Bureau of the PRC Electricity Department, Chief of the Human Resources Department and the Retirement Department of Huaneng Power, Deputy Secretary of Communist Party Committee, Secretary of the Communist Party Discipline Inspection Committee, Chairman of the Labor Union of Huaneng Beijing Power Plant, Deputy Manager and Manager of the Corporate Department and Manager of Administration Department of the Company. He graduated from China Beijing Municipal Communist Party School, specializing in economic management, holding a bachelor’s degree. He is a corporate culture specialist.

Dai Xinmin, aged 48, has served as the Supervisor of the Company since May 13, 2008. He also serves as the Manager of the Audit and Supervisory Department of the Company. He had been the Deputy Chief of the Property Right Bureau to the State Owned Assets Management Committee, the Deputy Chief Accountant, Deputy Manager of the Finance Department of Huaneng Group, the Chief Accountant of Huaneng Comprehensive Property Rights Company and the Deputy Secretary General of the Asset Operation Department of Huaneng Group. He graduated from Shanghai Finance Institute, specializing in industrial economics and holding a bachelor’s degree. He is a economic engineer.

Other Executive Officers

Gu Biquan, aged 52, has served as the Vice President and secretary to the Board of Directors of the Company since October, 2007. He was Deputy Chief and Chief of Capital Market Department, Chief and Deputy Manager of the Secretariat of the Administration Department of HIPDC, and Manager of Capital Market Department, Assistant to the President, Manager of Administration Department of the Company. He also served as Deputy Chief of Power Development Department of Huaneng Group, Vice President and secretary to the Board of Directors of HIPDC. He graduated from Beijing Broadcasting Television University, specializing in electronic engineering. He is an engineer.

Lin Weijie, aged 46, has served as the Vice President of the Company since April 2008. He was the Deputy General Manager of the Shantou Coal-fired Power Plant, General Manager of Huaneng Shantou Branch (Coal-fired Power Plant), Deputy General Manager of Huaneng Guangdong Branch (Shantou Power Plant) and Huaneng Fuzhou Branch (Power Plant), Deputy General Manager of Huaneng Shanghai Branch, General Manager of Shanghai Shidongkou Second Power Plant, Deputy Manager (officer in charge) of Marketing and Sales Department, Manager of the Planning and Development Department, and Assistant to President of the

Company. Mr. Lin graduated from South China Polytechnic University, specializing in business management, and has a master degree in management. He is a senior engineer.

Ye Xiangdong, aged 42, has served as the Vice President of the Company since April 2008. He was the Deputy General Manager and General Manager of Huaneng Chongqing Branch (Luohuang Power Plant), President of Huaneng Chongqing Luohuang Power Generation Limited Liability Company (Luohuang Power Plant), Deputy Manager of Safety and Production Department, Manager of Project Management Department and Assistant to President of the Company. He graduated from Chongqing University, specializing in thermal transmission and holds a master degree in science. Mr. Ye is a senior engineer.

Lin Gang, aged 45, has served as the Vice President of the Company since April 2008. He was the Deputy Chief of Project Department of HIPDC, Assistant to General Manager and Deputy General Manager of Huaneng Beijing Branch (Thermal Power Plant), Deputy Manager of General Planning Department, Deputy Manager (officer in-charge) of Marketing and Sales Department of the Company, President of Huaneng Northeast Branch, Manager of Marketing and Sales Department of the Company and Assistant to President of the Company. Mr. Lin graduated from North China Power University, specializing in thermal power, and holds a master degree in science. He is a senior engineer.

Zhou Hui (Ms.), aged 46, has served as Chief Accountant of the Company since October 2007.  She served as Deputy Chief of the Finance Division and Price Management Division of the Finance Department, Chief of Division II of Finance Department of HIPDC, Deputy Manager and Manager of the Company’s Finance Department, and Deputy Chief Accountant, Chief Accountant and Manager of Finance Department of the Company. She graduated from Renmin University of China with a master’s degree in financial accounting. Ms. Zhou is a senior accountant.

Zhao Ping, aged 47, has served as the Chief Engineer of the Company since April 2008. He was the Deputy Chief of Production Technology Office of the Production Department of HIPDC, Assistant to the General Manager of Huaneng Fuzhou Branch (Power Plant), Deputy Manager of the Production Department of HIPDC, Deputy Manager of Safety and Production Department and Planning and Development Department, Manager of International Co-operation and Business Department, Manager of Safety and Production Department and Deputy Chief Engineer of the Company. He graduated from Tsinghua University, specializing in thermal engineer and holds a master degree in science. Mr. Zhao is a senior engineer.

Du Daming, aged 43, has served as the Vice President of the Company. He had been secretary of the general manager of HIPDC, deputy chief and chief of the Secretariat of the Administration Department of Huaneng Group, deputy chief of the Secretariat of the Administration Department of the Company, Assistant Chief of the Office of the Board of Directors of the Company, deputy manager of the Secretariat of the Administration Department and Deputy Director (officer in-charge) of the Administration Office of Huaneng Group, Deputy Chief of the Office of the Board of Directors of the Company, Director of the Administration Office of Huaneng Group, and Chief of the Administration Office of the Company. He graduated from North China Power University, specializing in electric system and its automation, holding a master’s degree in engineering. He is a senior engineer.

Gao Shulin, aged 49, is Chief Economist of the Company. He was deputy chief engineer and deputy General Manager of Jinzhou Power Plant, General Manager of Shenhai Thermal Power Plant, deputy chief of General Planning Department of Liaoning Electric Industry Bureau, Manager of Production Department, director of Liaoning Electric Power Research Institute, General Manager of Huaneng Beijing Co-generation Power Plant, Deputy Manager of the Human Resources Department of the Company, President of Huaneng Nuclear Power Development Co., Ltd. and Manager of Planning Development Department of the Company. He graduated from Tsinghua University, specializing in nuclear reactor engineering, holding a bachelor’s degree in engineering. He is a senior engineer.

B.	Compensation for Directors, Supervisors and Executive Officers

The table below sets forth the compensation on individual basis for the directors, supervisors and other executive officers for the year ended December 31, 2009:

Name	Position with the Company	Remuneration Paid by the Company in 2009 (1)
		(RMB in thousand)

Directors
Mr. Cao Peixi	Chairman of the Board of Directors	-
Mr. Huang Long	Vice Chairman of the Board of Directors	-
Mr. Wu Dawei	Director	131
Mr. Huang Jian	Director	-
Mr. Liu Guoyue	Director and President	804
Mr. Fan Xiaxia	Director and Vice President	804
Mr. Shan Qunying	Director	48
Mr. Xu Zujian	Director	48
Ms. Huang Mingyuan	Director	48
Mr. Liu Shuyuan	Director	48
Mr. Liu Jipeng	Independent Director	74
Mr. Yu Ning	Independent Director	74
Mr. Shao Shiwei	Independent Director	74
Mr. Zheng Jianchao	Independent Director	74
Mr. Wu Liansheng	Independent Director	74

Sub-total:		2,301

Supervisors
Mr. Guo Junming	Chairman of the Supervisory Committee	-
Ms. Yu Ying	Vice Chairman of the Supervisory Committee	48
Ms. Wu Lihua	Supervisor	-
Mr. Gu Jiangou	Supervisor	48
Mr. Wang Zhaobin	Supervisor	570
Mr. Dai Xinmin	Supervisor	568

Sub-total		1,234

Other Executive officers
Mr. Gu Biquan	Vice President and Secretary to the Board	712
Mr. Lin Weijie	Vice President	694
Mr. Ye Xiangdong	Vice President	694
Mr. Lin Gang	Vice President	693
Ms. Zhou Hui	Chief Accountant	711
Mr. Zhao Ping	Chief Engineer	693
Mr. Du Daming	Vice President (appointed in December 2009)	567
Mr. Gao Shulin	Chief Economist (appointed in December 2009)	567

Sub-total:		5,331
Total		8,866
__________

Notes:

(1)
The remuneration paid by the Company in 2009 includes the basic salaries, performance salaries and pension, please see Note 36 to the Item 17 Financial Statements, “Directors’, supervisors’ and senior management’ emoluments”.

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

The members of Remuneration and Evaluation Committee are Mr. Liu Jipeng (Chairman), Mr. Liu Guoyue, Mr. Xu Zujian, Mr. Liu Shuyuan, Mr. Shao Shiwei, Mr. Zheng Jianchao and Mr. Wu Liansheng.

D.	Employees

As of December 31, 2009, we employed 33,587 people. Of these, 298 are headquarters management staff, 26,921 are power plant personnel directly involved in the management and operation of the power plants and the remainder are maintenance personnel, ancillary service workers and others. Over 59% our work force graduated from university or technical college. As of December 31, 2007 and 2008, we had approximately 22,899 and 28,130 employees respectively.

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

Total remuneration of our employees includes salaries, bonuses and allowances.  The employees also receive certain benefits in the form of education and health services subsidized by the Company and other miscellaneous subsidies.

In compliance with the relevant regulations, we and our employees participate in the local government pension plan under which all the employees are entitled to the pensions payments upon retirement.  See Note 35 to the Financial Statements.

The Company also participates in the social insurance program administered by the social security institution, under which all the employees are entitled to certain social insurance benefits, subject to adjustments in accordance with relevant PRC regulations. The Company is in compliance with all social insurance regulations and has no outstanding overdue for any social insurance contribution.

E.	Share ownership

None of our directors, supervisors or senior management owns any of our shares.

ITEM 7	Major Shareholders and Related Party Transactions

A.	Major shareholders

Our outstanding ordinary shares consist of A Shares and H Shares, each with a par value of RMB1.00 per share.  The following table set forth certain information regarding our major shareholders as of April 15, 2010.

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

As of April 1, 2004, HIPDC and Hebei Provincial Construction Investment Company ("HPCIC") directly holds 42.39% and 7.50% of our total issued shares, respectively. Huaneng Group indirectly holds 22% of our total issued shares through HIPDC, its 51.98% owned subsidiary.

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

In June and July of 2008, through its wholly-owned subsidiary, China Hua Neng Hong Kong Company Limited, Huaneng Group acquired 20 million H shares from open market.  As a result, the shareholding of Huaneng Group increased to 8.92%.

As resolved at the extraordinary general meeting and the H Share class meeting held on March 16, 2010, respectively, we would issue (i) no more than 1,200 million new A Shares by way of placement to no more than 10 designated investors including Huaneng Group, which would subscribe for no more than 400 million new A Shares, and (ii) no more than 400 million new H Shares to China Hua Neng Hong Kong Company Limited (“Hua Neng HK”), a wholly-owned subsidiary of Huaneng Group. The subscription price for new A Shares shall be no less than RMB7.13 per share and will be determined on the book-building basis after obtaining the approvals for the new issue. The subscription price for new H Shares shall be HK$4.97 per share. The proposed issue of new A Shares and H Shares has been approved by the State Assets Supervision and Administration Commission of the State Council, and is subject to approvals by relevant governmental authorities in accordance with applicable PRC laws and regulations.

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

On May 12, 2006, HIPDC and other promoters (including the shareholders who assumed the rights and obligations of original promoters as a result of  share transfer) entered into an amendment to the Shareholders’ Agreement, pursuant to which, each promoter  shall be entitled to exercise its own voting rights at the shareholders’ general meeting. Consequently, HIPDC currently holds 42.03% of our total voting rights. Since HIPDC's parent company, Huaneng Group, currently holds, directly or through its wholly owned subsidiary, 8.92% of our total voting rights. HIPDC is able to exert control over us when acting in concert with Huaneng Group.

B.	Related party transactions

 Guarantees

The table below sets forth information on guarantees provided by Huaneng Group, HIPDC and the Company to the related parties in 2009 for the purposes of financing their operation, construction and renovation.

Guarantor	Guarantee	Interest Rate	Largest Amount Outstanding in 2009	Amount Outstanding As of March 31, 2010
		(%)	(RMB)	(RMB)
Huaneng Group	The Company	6.36	230,635,655	185,895,652
(Ultimate Parent of the Company)	The Company	LIBOR + 0.075	281,090,368	215,960,777
	Luohuang Power Company(1)	5.95	494,543,109	246,971,265
	Qinbei Power Company(2)	LIBOR+0.43	48,818,570	29,255,570
	Qinbei Power Company(2)	LIBOR+0.3	45,029,762	26,221,786
	Yangliuqing Power Company(3)	2.15	561,074,102	497,219,333
HIPDC	The Company	5.95	317,920,975	158,767,452
	The Company	6.60	260,395,156	185,770,641

	The Company	6.60	108,598,708	81,350,119
	The Company	6.54	409,285,125	233,593,181
	The Company	5.95	367,310,836	244,576,513
	The Company	5.20	4,000,000,000	4,000,000,000
	The Company	5.00	2,000,000,000	2,000,000,000
The Company	SinoSing Power Company(4)	SIBOR+1.65	13,030,822,028	13,026,548,803
	SinoSing Power Company(4)	SIBOR+1.65	1,910,937,830	1,910,311,173
	SinoSing Power Company(4)	LIBOR+1.25	342,025,880	-
	SinoSing Power Company(4)	LIBOR+1.25	3,009,827,744	-
	SinoSing Power Company(4)	SIBOR+1.25	692,727,450	-
	Rizhao Power Company(5)	5.94	8,500,000	-
	Rizhao Power Company(5)	7.83	8,500,000	-
	Rizhao Power Company(5)	7.83	8,500,000	-
	Rizhao Power Company(5)	5.94	18,062,500	-

____________
Notes:

(1)	Luohuang Power Company is a subsidiary of the Company.

(2)	Qinbei Power Company is a subsidiary of the Company.

(3)	Yangliuqing Power Company is a subsidiary of the Company.

(4)	SinoSing Power Company is a subsidiary of the Company.

(5)	Rizhao Power Company is an associate of the Company.

 Loans

The table below sets forth the loans made by Huaneng Group, Huaneng Finance, Huaneng New Energy and the Company to the related parties in 2009 for the purposes of financing their operation, construction and renovation.

Loans
Lender	Borrower	Interest Rate	Largest Amount Outstanding in 2009	Outstanding Balance as of March 31, 2010
		(%)	(RMB)	(RMB)
Huaneng Group	The Company	5.02	2,000,000,000	-
(Ultimate Parent of the Company)	Yushe Power Company(1)	4.60	225,000,000	225,000,000
	Yushe Power Company(1)	4.05	75,000,000	75,000,000
	Qinbei Power Company(2)	4.60	375,000,000	375,000,000
	Qinbei Power Company(2)	4.32	125,000,000	125,000,000
Huaneng Finance	Yushe Power Company(1)	4.86	130,000,000	130,000,000
(Subsidiary of Huaneng Group)	Yushe Power Company(1)	4.78	30,000,000	-
	Yushe Power Company(1)	4.78	100,000,000	-
	Yangliuqing Power Company(3)	4.86	100,000,000	100,000,000
	Weihai Power Company(4)	4.78	100,000,000	100,000,000
	Weihai Power Company(4)	6.72	50,000,000	-
	Weihai Power Company(4)	4.78	100,000,000	-

	Weihai Power Company(4)	4.78	100,000,000	-
	Huaiyin II Power Company(10)	4.78	200,000,000	-
	Taicang II Power Company(13)	4.78	90,000,000	-
	Taicang II Power Company(13)	4.78	200,000,000	-
	Yueyang Power Company(12)	4.78	130,000,000	-
	Pingliang Power Company(8)	5.99	150,000,000	-
	Pingliang Power Company(8)	5.02	140,000,000	-
Huaneng New Energy	Qidong Wind Power(5)	5.35	343,000,000	-
(Subsidiary of Huaneng Group)
The Company	Shanghai Power Company(6)	5.31	500,000,000	500,000,000
	Shanghai Power Company(6)	5.31	1,000,000,000	1,000,000,000
	Shanghai Power Company(6)	5.31	520,000,000	750,000,000
	Shanghai Power Company(6)	5.58	1,700,000,000	1,700,000,000
	Daditaihong(7)	5.31	110,000,000	110,000,000
	Daditaihong(7)	5.31	60,000,000	60,000,000
	Daditaihong(7)	4.78	50,000,000	85,000,000
	Daditaihong(7)	5.58	40,000,000	-
	Daditaihong(7)	4.78	140,000,000	140,000,000
	Yushe Power Company(1)	4.51	280,000,000	280,000,000
	Yushe Power Company(1)	4.05	135,000,000	135,000,000
	Pingliang Power Company(8)	4.78	400,000,000	400,000,000
	Pingliang Power Company(8)	4.05	1,060,000,000	1,060,000,000
	Weihai Power Company(4)	4.51	600,000,000	600,000,000
	Weihai Power Company(4)	4.51	200,000,000	-
	Weihai Power Company(4)	4.51	200,000,000	-
	Weihai Power Company(4)	4.78	-	400,000,000
	Weihai Power Company(4)	4.05	400,000,000	400,000,000
	Jinling Power Company(9)	4.51	400,000,000	400,000,000
	Huaiyin II Power Company(10)	4.32	2,000,000,000	2,000,000,000
	Huaiyin II Power Company(10)	4.25	320,000,000	320,000,000
	Luohuang Power Company(11)	4.32	1,300,000,000	1,300,000,000
	Yueyang Power Company(12)	4.16	1,100,000,000	1,100,000,000
	Qinbei Power Company(2)	4.16	600,000,000	600,000,000
	Qinbei Power Company(2)	4.78	50,000,000	50,000,000
	Taicang II Power Company(13)	4.09	500,000,000	500,000,000
	Taicang II Power Company(13)	4.51	500,000,000	-
	Taicang II Power Company(13)	4.05	900,000,000	900,000,000
	Taicang II Power Company(13)	4.05	400,000,000	400,000,000
	Xindian Power Company(14)	4.05	1,000,000,000	1,000,000,000
	Xindian Power Company(14)	4.78	40,000,000	70,000,000
	Yangliuqing Power Company(3)	3.79	850,000,000	850,000,000
	Yangliuqing Power Company(3)	4.05	100,000,000	100,000,000
	Beijing Power Company(15)	3.79	400,000,000	400,000,000
	Yingkou Power Company(16)	3.72	700,000,000	700,000,000
	Yingkou Power Company(16)	5.20	700,000,000	700,000,000

____________
Notes:

(1)	Yushe Power Company is a subsidiary of the Company.

(2)	Qinbei Power Company is a subsidiary of the Company.

(3)	Yangliuqing Power Company is a subsidiary of the Company..

(4)	Weihai Power Company is a subsidiary of the Company.

(5)	Qidong Wind Power is a subsidiary of the Company.

(6)	Shanghai Power Company is a subsidiary of the Company.

(7)	Daditaihong is a subsidiary of the Company.

(8)	Pingliang Power Company is a subsidiary of the Company.

(9)	Jinling Power Company is a subsidiary of the Company.

(10)	Huaiyin II Power Company is a subsidiary of the Company.

(11)	Luohuang Power Company is a subsidiary of the Company.

(12)	Yueyang Power Company is a subsidiary of the Company.

(13)	Taicang II Power Company is a subsidiary of the Company.

(14)	Xindian Power Company is a subsidiary of the Company.

(15)	Beijing Power Company is a subsidiary of the Company.

(16)	Yingkou Power Company is a subsidiary of the Company.

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

 Acquisition of Beijing Co-generation Power Plant and Yangliuqing Co-generation Power Plant

On April 21, 2009, we entered into a transfer agreement with Huaneng Group, pursuant to which we agreed to acquire the 55% equity interest in Yangliuqing Co-generation Power Plant held by Huaneng Group for a consideration of RMB1.076 billion.  On the same day, we entered into a transfer agreement with HIPDC, pursuant to which we agreed to acquire the 41% equity interest in Beijing Co-generation Power Plant held by HIPDC for a consideration of RMB1.272 billion. We completed both of the above acquisitions in September 2009.

 Acquisition of Qidong Wind Power

On March 31, 2009, we entered into a transfer agreement with Huaneng New Energy, a subsidiary of Huaneng Group, pursuant to which we agreed to acquire from Huaneng New Energy its 65% equity interest in Qidong Wind Power for a consideration of RMB103 million. We completed the acquisition of Qidong Wind Power in September 2009.

 Transactions with Huaneng Group

On October 20 2009, we entered into the Framework Agreement with Huaneng Group, our ultimate controlling shareholder, for a term commencing on January 1, 2010 expiring on December 31, 2010. Pursuant to the Huaneng Group Framework Agreement, we will conduct the following transactions with Huaneng Group and its subsidiaries and associates: (i) purchase of ancillary equipment and parts; (ii) purchase of coal and transportation services; (iii) sale of products; (iv) leasing of facilities, land and office spaces; (v) purchase of technical services and engineering contracting services; and (vi) provision of entrusted sale services.

 Transactions with Huaneng Finance

On October 21, 2008, we entered into the Huaneng Finance Framework Agreement with Huaneng Finance, a subsidiary of Huaneng Group, for a term commencing on January 1, 2009 and expiring on December 31, 2011. Pursuant to the Huaneng Finance Framework Agreement, we will enter into the following transactions with Huaneng Finance: (i) placing cash deposits by us with Huaneng Finance; (ii) provision of notes discounting services by Huaneng Finance to us; and (iii) provision of loan advancement by Huaneng Finance to us. Such transactions will be conducted on an on-going basis and will constitute continuing connected transactions under the Hong Kong Listing Rules. During the period from 2009 to 2011, the maximum outstanding balance of the deposits to be placed with Huaneng Finance under the Huaneng Finance Framework Agreement, on a daily basis, will not exceed RMB 6 billion. As of December 31, 2009, we placed with Huaneng Finance current deposits of approximately RMB2,742 million, which bore interest rates ranging from 0.36% to 1.35% per annum.

 Entrusted Management Arrangements with Huaneng Group and HIPDC

We have entered into certain entrusted management arrangements with Huaneng Group and HIPDC in relation to the management of thermal power plants.  Services under such entrusted management arrangements include comprehensive planned management, annual planned management, power operation and sale management, production management of power plants, fuel management, construction management, financial management, human resources and labor wages management, comprehensive affairs management, shareholding management and reporting/co-ordination management. By entering into these entrusted management arrangements, we will further accumulate management experience as a result of the expansion of our operation scale and set a precedent for large-scale and multi-entities entrusted management in the PRC.  These entrusted management arrangements will also enable us to obtain direct knowledge of the development status of more power markets, thereby exploring new development opportunities.

 Coal purchases

In 2009, we paid RMB1,099.75 million and RMB1,195.21 million, RMB 1,517.26 million and RMB 396.64 million, respectively, to Huaneng Energy & Communications Holdings Co., Ltd. (“HEC”) and its subsidiaries, Hulunbeier Energy Company Ltd. (“Hulunbeier Energy”), Rizhao Power Company and other related parties of Huaneng Group for coal purchase. For a detailed discussion of related party transactions, see Note 34 to the Financial Statements.

C.	Interests of experts and counsel

Not applicable.

ITEM 8	Financial Information

A.	Consolidated statements and other financial information

See pages F-1 to F-89.

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

Our board has proposed a final dividend of RMB0.21 per ordinary share (tax inclusive) for the year ended December 31, 2009, which is equivalent to RMB8.40 per ADS. The total dividend to be paid amounted to approximately RMB2.5316 billion.

B.	Significant changes

On March 24, 2010, we issued the short-term debenture in the amount of RMB5 billion, with a maturity period of 270 days, a unit face value of RMB100 and an interest rate of 2.55%.

ITEM 9	The Offer and Listing

A.	Offer and listing details and markets

The Company's ADSs have been listed on the New York Stock Exchange since October 6, 1994. The table below sets forth, for the periods indicated, the high and low closing prices of the ADSs on the New York Stock Exchange.

	Closing Price Per ADS
	High	Low
	(US$)	(US$)

2005	31.24	26.21
2006	36.35	24.05
2007	57.12	33.19
2008	42.15	16.57
2009

2008 First Quarter	42.15	24.00
Second Quarter	36.85	26.00
Third Quarter	34.87	24.74
Fourth Quarter	29.47	16.57

2009 First Quarter	31.03	22.65
Second Quarter	29.93	24.81
Third Quarter	34.43	26.17
Fourth Quarter	29.20	21.60
2009 October	29.20	25.28
November	27.86	25.00
December	25.66	21.60

2010 January	24.38	21.72
February	24.71	22.43
March	24.42	23.02

______________

Source: Reuters

Each ADS represents 40 H shares. As of March 31, 2010, there were 143 registered holders of American Depositary Receipts evidencing ADS.

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

	Closing Price Per H shares
	High	Low
	(HK$)	(HK$)

2005	6.10	5.10
2006	7.00	4.70
2007	10.8	6.51
2008	8.22	2.96
2009

2008 First Quarter	8.22	4.61
Second Quarter	7.03	4.76
Third Quarter	6.49	4.78
Fourth Quarter	5.76	2.96

2009 First Quarter	6.00	4.45
Second Quarter	6.08	4.80
Third Quarter	6.71	5.02
Fourth Quarter	5.70	4.19
2009 October	5.70	5.00
November	5.37	4.73
December	4.96	4.19

2010 January	4.82	4.24
February	4.85	4.33
March	4.78	4.46

_______________

Source: Reuters

As of March 31, 2010, there were 609 registered holders of H Shares.

ITEM 10	Additional Information

A.	Share capital

Not applicable.

B.	Memorandum and articles of association

The following is a brief summary of certain provisions of our Articles of Association, as amended, the Company Law and certain other applicable laws and regulations of the PRC.  Such summary does not purport to be complete.  For further information, you and your advisors should refer to the text of our Articles of Association, as amended, and to the texts of applicable laws and regulations.

 Objects and Purposes

We are a joint stock limited company established in accordance with the Standard Opinion for Joint Stock Limited Companies (the “Standard Opinion”) and certain other relevant laws and regulations of the PRC. We are registered with the PRC State Administration for Industry and Commerce with business license number Qi Gu Guo Zi No. 000496.  Article 10 of our Articles of Association provides that our scope of businesses includes, among other things, investment, construction, operation and management of power plants; development, investment and operation of other export-oriented enterprises related to power plants; and production and supply of thermal heat.

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

 Voting Rights and Shareholders’ Meetings

Our board of directors shall convene a shareholders’ annual general meeting once every year and within six months from the end of the preceding financial year. Our board shall convene an extraordinary general meeting within two months after the occurrence of any one of the following events:

•	where the number of directors is less than the number required by the PRC Company Law or two-thirds of the number specified in our Articles of Association;

•	where our unrecovered losses reach one-third of the total amount of our share capital;

•	where shareholder(s) holding 10% or more of our issued shares so request(s);

•	whenever our board deems necessary or our supervisory committee so requests; or

•	other circumstances as provided in the Articles of Association.

Resolutions proposed by shareholder(s) holding 3% or more of the total number of voting shares shall be included in the agenda for the relevant annual general meeting if (i) they are submitted to the board of directors no later than 10 days before the annual general meeting is to be held and (ii) they are matters which fall within the scope of the functions and powers of shareholders’ general meeting and have clear subject and concrete terms to be voted upon. The board of directors shall publish a supplementary notice of annual general meeting specifying the resolutions proposed to other shareholders. Upon publication of the supplementary notice, no alteration to the proposed resolutions or addition of other proposed resolutions will be accepted.

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

Shareholders at meetings have the power, among other things, to examine and approve our profit distribution plans and plans to recover loses, the annual budget, an increase or reduction of registered share capital, the reports of our board of directors and supervisory committee, the issuance of debentures, and the plans for merger, division, dissolution or liquidation; to elect or remove our directors and supervisors who are not elected as employees’ representatives; and to review and amend our Articles of Association. In addition, the rights of a class of shareholders may not be modified or abrogated, unless approved by a special resolution of shareholders at a general shareholders’ meeting and by a special resolution of shareholders of that class of shares at a separate meeting. Our Articles of Association enumerate, without limitation, certain amendments which would be deemed to be a modification or abrogation of the rights of a class of shareholders, including increasing or decreasing the number of shares of such class or the number of shares of a class with voting or distribution rights or privileges equal or superior to the shares of such class, removing or reducing rights to receive dividends in a particular currency, and creating shares with voting or distribution rights or privileges equal or superior to shares of such class.

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

The following decisions must be adopted by special resolution:

•	an increase or reduction of our registered share capital or the issuance of shares, including stock distributions, of any class, warrants and other similar securities;

•	issuance of debentures;

•	our division, merger, dissolution, liquidation and change of the legal form;

•	amendments to our Articles of Association;

•	acquisition or disposal of material assets or providing guarantee in the amount exceeding 30% of our most recent audited total assets within one year; and

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

A controlling shareholder is defined by our Articles of Association as a shareholder whose capital contribution represents 50% or more of the total capital of our company, or a shareholder whose shares represent 50% or more of the total issued share capital of our company, or a shareholder whose capital contribution or shares is less than 50% but obtain significant voting right to influence the result of the shareholder’ general meeting or the resolutions passed thereby.

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

We are required to maintain original share register for holders of H Shares in Hong Kong and a copy of the register at our legal address. Shareholders have the right to inspect and, for a reasonable charge, to copy the share register. No transfers of ordinary shares shall be recorded in our share register within 20 days prior to the date of a shareholders’ general meeting or within 5 days prior to the record date established for the purpose of distributing a dividend.

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

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated:

	Noon Buying Rate
Period	End	Average(1)	High	Low
	(RMB per US$1.00)
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.6052	8.0300	7.7232
2008	6.8225	6.8193	7.2946	6.7800
2009	6.8259	6.8298	6.8395	6.8180
October	6.8264	6.8267	6.8292	6.8248
November	6.8265	6.8271	6.8300	6.8255
December	6.8259	6.8275	6.8299	6.8244
2010 January	6.8268	6.8269	6.8295	6.8258
February	6.8258	6.8285	6.8330	6.8258
March	6.8258	6.8262	6.8270	6.8254

_______________

Source: For periods prior to December 31, 2008, the noon buying rates of the Federal Reserve Bank of New York; for periods subsequent to December 31, 2008, Federal Reserve Statistical Release, Board of Governors of the Federal Reserve System.

Note:	(1)
Annual averages are calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages are calculated by using the average of the daily rates during the relevant month.

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

On March 16, 2007, the Enterprise Income Tax Law of PRC, or the New Enterprise Income Tax Law, was enacted, and became effective on January 1, 2008.  The New Enterprise Income Tax Law imposes a uniform income tax rate of 25% for domestic enterprises and foreign invested enterprises. Therefore, our power plants  subject to a 33% income tax rate prior to January 1, 2008 are subject to a lower tax rate of 25% starting on January 1, 2008. With regard to our power plants entitled to a reduced enterprise income tax rate of 15% prior to January 1, 2008, their effective tax rate is being gradually increased to 25% within a five-year transition period commencing on January 1, 2008. Accordingly, the effective tax rate of our wholly-owned power plants will increase over time. In addition, although our power plants currently entitled to tax exemption and reduction under the income tax laws and regulations that are effective prior to the New Enterprise Income Tax Law will continue to enjoy such preferential treatments until the expiration of the same, newly established power plants will not be able to benefit from such tax incentives, unless they can satisfy specific qualifications, if any, provided by then effective laws and regulations on preferential tax treatment.

Pursuant to Guo Shui Han [2009] 33 document, starting from January 1, 2008, the Company and its branches calculate and pay income tax on a combined basis according to relevant tax laws and regulations. The original regulation specifying locations for power plants and branches of the Company to make enterprise income tax payments was abolished. The income tax of subsidiaries remains to be calculated individually based on their individual operating results.

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

Detailed information relating to the available-for-sale investments is disclosed in Note 10 to the financial statements. Being a strategic investment in nature, the Company has a director in the Board of the investee and exercises influence in safeguarding the interest. The Company and its subsidiaries also closely monitor the pricing trends in the open market in determining their long-term strategic stakeholding decisions.

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

SinoSing Power and its subsidiaries exposed to foreign exchange risk on fuel purchase that is denominated primarily in US dollars. They use forward exchange contracts to hedge almost all of its estimated foreign exchange exposure in respect of forecast fuel purchases over the following three months. The Company and its subsidiaries classify its forward foreign currency contracts as cash flow hedges.

The following table provides information, by maturity date, regarding our foreign currency sensitive financial instruments, which consist of bank balances and cash, short-term and long-term debt obligations, capital commitments and forward exchange contracts as of December 31, 2009 and average interest rates for the year ended December 31, 2009.

(RMB expressed in million, except interest rate and exchange rate)

	As of December 31, 2009
	Expected Maturity Date						Total recorded value	Fair value
	2010	2011	2012	2013	2014	Thereafter
On-balance sheet financial instruments
Bank balances and cash:
In US Dollar	475	-	-	-	-	-	475	475
In Japanese Yen	6	-	-	-	-	-	6	6

Debts
Fixed rate bank loans (US Dollar)	649	647	158	35	35	18	1,542	1,607
Average interest rate	6.260%	6.465%	6.360%	6.360%	6.360%	6.360%

Fixed rate bank loans (Euro)	92	92	92	92	92	565	1025	911

Average interest rate	2.079%	2.081%	2.083%	2.085%	2.089%	2.093%

Variable rate bank and other loans (US Dollar)	63	483	474	474	474	3,634	5,602	5,602
Average interest rate	1.460%	1.455%	1.453%	1.450%	1.446%	1.444%

Variable rate other loans (JPY)	18	8	-	-	-	-	26	26
Average interest rate	2.760%	2.760%	-	-	-	-

Capital commitments (US Dollar)	32	1	-	-	-	-	33	33
Capital commitments (Euro)	3	85	-	-	-	-	88	88
Gas purchase commitments (US Dollar)	5,519	5,519	5,519	5,519	569	-	22,645	22,645
Forward exchange contracts (Receive US$/Pay S$)
Contract amount	2,668	40	4	-	-	-	2,712	(9)
Average Contractual Exchange Rate	1.41	1.43	1.43	NA	NA	NA	NA	NA

Note:

(1)	The interest rates for variable rate bank and other loans are calculated based on the individual year end indices.

Due to refinancing of SinoSing Power through which all of its outstanding loans denominated in US dollar were refinanced through loans denominated in Singapore dollar, the loans denominated in US dollar decreased from RMB11.22 billion as of December 31, 2008 to RMB7.14 billion as of December 31, 2009. The outstanding balance of the Company’s loans denominated in foreign currencies other than US dollar has changed continually as a result of repayments of the loans by the Company according to agreed-upon repayment schedules or acquisition of new power plants.  The loans denominated in JPY decreased from RMB53 million as of December 31, 2007 to RMB26 million as of December 31, 2009.  The loans denominated in Euro increased from RMB650 million as of December 31, 2007 to RMB1,025 million as of December 31, 2009.

 Interest rate risk

We are exposed to interest rate risk primarily resulting from fluctuations in interest rates on our debts. Upward fluctuations in interest rates increase the cost of new variable rate debts and the interest cost of outstanding floating rate borrowings.

At present, the interest rate of the Company's loans with the term of more than one year denominated in RMB is subject to the change on the benchmark interest rate published and adjusted by the People’s Bank of China. Different interest rate level corresponds to loans with different term. On the other hand, the interest rate of the Company's loans with the term of one year or less is not subject to the change in such benchmark interest rate in accordance with the loan agreements. New loan contracts entered hereafter will be subject to current benchmark interest rate. A portion of the Company’s loans denominated in foreign currency are fixed rate loans, which are not subject to the changes in market interest rate.  Due to the loan borrowed in relation to the acquisition of SinoSing Power, the portion of the loans denominated in foreign currency with floating interest rate increased, which subjects the finance cost of the Company to the fluctuation of market interest rate.  In the current year, the Company entered into a floating-to-fixed interest rate swap agreement to hedge against cash flow interest rate risk of part of the loan. According to the interest rate swap agreement, the Company agrees with the counterparty to settle the difference between fixed contract rates and floating-rate interest amounts calculated by reference to the agreed notional amounts quarterly until 2019. The notional amount of the outstanding interest rate swap at December 31, 2009 was US$ 400 million.

The loans borrowed by SinoSing Power are denominated in Singapore dollars, and the majority of them are with floating interest rate, which subjects the finance cost of the Company to the fluctuation of market interest rate. In addition, SinoSing Power completed its refinancing in 2009, through which all of its outstanding loans denominated in US dollar were refinanced through loans denominated in Singapore dollar, matching the functional currency of its operation.

The table below provides information about the Company and its subsidiaries’ derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including interest rate swaps and debt obligations. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted average interest rates by expected (contractual) maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Weighted average variable rates are based on implied forward rates in the yield curve at the reporting date.

	As of December 31, 2009
	Expected Maturity Date						Total recorded value	Fair value
	2010	2011	2012	2013	2014	Thereafter
Debts
Fixed rate shareholder's, bank and other loans	33,818	12,619	13,654	4,013	3,857	16,675	84,636	84,511
Average interest rate	4.888%	4.905%	5.165%	5.187%	5.177%	5.178%

Variable rate bank and other loans	163	767	845	845	845	17,146	20,611	20,611
Average interest rate	2.192%	2.205%	2.218%	2.232%	2.248%	2.265%

Short-term bonds	10,101	-	-	-	-	-	10,101	10,101
Average interest rate	2.581%	-	-	-	-	-

Long-term bonds	-	-	988	-	5,623	7,189	13,800	14,176
Average interest rate	5.340%	5.340%	5.340%	5.279%	5.279%	5.758%
Interest Rate Derivatives
Variable to Fixed	-	219	219	219	219	1,857	2,731	40
Average pay rate	4.400%	4.400%	4.400%	4.400%	4.400%	4.400%	NA	NA
Average receive rate	1.489%	3.341%	4.604%	5.419%	6.017%	6.481%	NA	NA

Note:

(1)	The interest rates for variable rate bank and other loans are calculated based on the individual year end indices.

As of December 31, 2009, the Company’s floating rate loans denominated in foreign currency amounted to RMB5,628 million, accounting for approximately 68.68% of the total foreign loans, most of which was denominated in US dollar, and the average credit spread is 95 bps. In addition, SinoSing Power’s loans denominated in Singapore dollar are floating rate loans and amounted to RMB14,982 million as of December 31, 2009.  The interest rates of the loans denominated in US dollar and Singapore dollar are relatively low at the current market condition and there would be no drastic fluctuation within the foreseeable period, thus it would not cause any material adverse effect on the finance cost of the Company. The Company has paid special attention to the trend of international interest rate market by keeping up with the market conditions and predicting the future trend, and has made efforts to explore the feasibility of risk management by application of derivative financial instruments.  The Company expects to implement the relevant plan according to its internal approval procedures and use interest rate swap and other derivative financial instruments to control its interest rate risk upon appropriate time.

 Commodity price risk

 We exposed to fuel price risk on fuel purchases. SinoSing Power and its subsidiaries use fuel oil swap to hedge against such risk. The table below provides information about the fuel swap contracts that are sensitive to changes in fuel prices, including contract volumes, the weighted average contract prices, and the total contract amount by expected maturity dates.

	As of December 31, 2009
	Expected Maturity Date						Total recorded value	Fair value
	2010	2011	2012	2013	2014	Thereafter
Fuel swap contracts
Contract Volumes (MT)	587,470	12,920	3,300	-	-	-	603,690	NA
Weighted Average Price (US$/MT)	442.85	434.71	428.80	NA	NA	NA	NA	NA
Contract Amount (RMB ’million)	1,785	39	10	-	-	-	1,834	142

For other detailed information of the market risk, please refer to the Note 3(a) to the "Financial Statements ".

ITEM 12	Description of Securities Other than Equity Securities

A.           Debt Securities

Not applicable.

B.           Warrants and Rights

Not applicable.

C.           Other Securities

Not applicable.

D.           American Depositary Shares

Depositary Fees and Charges

Under the terms of the Deposit Agreement for Huaneng Power International, Inc.’s American Depositary Shares (ADSs), an ADS holder may have to pay the following services fees to the Depositary:

Services	Fees
Issuance of ADSs	$5.00 (or less) per 100 ADSs (or portion of 100 ADSs) issued
Cancellation of ADSs	$5.00 (or less) per 100 ADSs (or portion of 100 ADSs) canceled
Distribution of cash dividends or other cash distributions	$2.00 (or less) per 100 ADSs (or portion of 100 ADSs) held
Distribution of ADSs pursuant to stock dividends, free stock distributions or exercises of rights	$5.00 (or less) per 100 ADSs (or portion of 100 ADSs) held
Distribution of securities other than ADSs or rights to purchase additional ADSs	$5.00 (or less) per 100 ADSs (or portion of 100 ADSs) held

An ADS holder will also be responsible to pay certain fees and expenses incurred by the Depositary and certain taxes and governmental charges such as:

•           taxes and other governmental charges;

•           such registration fees as may from time to time be in effect for the registration of transfers of H Shares generally on the H Share register of the Company or Foreign Registrar and applicable to transfers of H Shares to the name of the Depositary or its nominee or the Custodian or its nominee on the making of deposits or withdrawals;

•           such cable, telex and facsimile transmission expenses as are expressly provided in the Deposit Agreement;

•           such expenses as are incurred by the Depositary in the conversion of foreign currency; and

•           any other charge payable by the Depositary, any of the Depositary's agents, including the Custodian, or the agents of the Depositary's agents in connection with the servicing of H Shares or other Deposited Securities.

Depositary Payments for the Year 2009

In 2009, we received the payment of US$4,409.48 and US$3,683.76 (inclusive of withholding tax) from the Bank of New York Mellon, the Depositary for our ADR program, for the reimbursement of our expenses related to training and contribution to investors’ relation activities, respectively.

PART II.

ITEM 13	Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

ITEM 15	Controls and Procedures

Disclosure Controls and Procedures

Our management, with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of December 31, 2009 (the "Evaluation Date"), the end of the fiscal year covered by this annual report. Based on this evaluation, our principal executive officer and principal financial officer have concluded that, as of the Evaluation Date, our disclosure controls and procedures were effective.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in the Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our chairman of the board, or principal executive officer, and chief accountant, or principal financial officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting based upon the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this annual report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2009 at providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The effectiveness of the Company’s internal control over financial reporting as of December 31, 2009 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report which appears herein.

Huaneng Beijing Co-generation Limited Liability Company and Tianjin Huaneng Yangliuqing Co-generation Limited Liability Company, which were acquired by us and consolidated into our financial statements in 2009, were excluded from the scope of our management assessment and auditor attestation requirements for internal control over financial reporting for the fiscal year ended December 31, 2009.  Their total assets in aggregate represent 4% and total revenues in aggregate represent 2% of the Company's related consolidated financial statement amounts as of and for the year ended December 31, 2009.

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

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2009, there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

           PricewaterhouseCoopers has served as our independent public auditors for each of the fiscal years in the two-year period ended December 31, 2009, for which audited consolidated financial statements appear in this annual report on Form 20-F.

The following table shows information about fees payable by us to PricewaterhouseCoopers:

	For the year ended December 31,
(RMB million)	2009	2008

Audit fees	21.4	25.0
Audit-related fees	1.1	0.2
Tax fees	-	-
All other fees	-	-
Total	22.5	25.2

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

For 2008 and 2009, all of the services provided by PricewaterhouseCoopers were pre-approved by the Audit Committee.

ITEM 16D	Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

ITEM 16F	Change in Registrant's Certifying Accountant

Not applicable.

ITEM 16G	Corporate Governance

Comparison of New York Stock Exchange corporate governance rules and China corporate governance rules for listed companies: under the amended Corporate Governance Rules of New York Stock Exchange (NYSE), foreign issuers (including the Company) listed on the NYSE are required to disclose a summary of the significant differences between their domestic corporate governance rules and NYSE corporate governance rules that would apply to a U.S. domestic issuer.  A summary of such differences is listed below:

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

The written charter of the audit committee must specify that the purpose of the audit committee is to assist the board oversight of the integrity of financial statements, the company’s compliance with legal and regulatory requirements, qualifications and independence of independent auditors and the performance of the listed company’s internal audit function and independent auditors.

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
No similar requirements.

ITEM 17	Financial Statements

See pages F-1 through F-89 following Item 19.

ITEM 18	Financial Statements

Not applicable.

ITEM 19	Exhibit

1.1	Articles of Association dated June 18, 2009.

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

THIS PAGE IS INTENTIONALLY LEFT BLANK

Report of Independent Registered Public Accounting Firm

To the shareholders of Huaneng Power International, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive  income, changes in equity and cash flows present fairly, in all material respects, the financial position of Huaneng Power International, Inc. (the "Company") and its subsidiaries at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Item 15 appearing on page 87 of the Annual Report on Form 20-F-2009.  Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits.  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

As described in Management's Report on Internal Control over Financial Reporting of the Annual Reports on Form 20-F, management has excluded Huaneng Beijing Co-generation Limited Liability Company (“Beijing Cogeneration”)  and Tianjin Huaneng Yangliuqing Co-generation Limited Liability Company (“Yangliuqing Power Company”) from its assessment of internal control over financial reporting as of December 31, 2009 because Beijing Cogeneration and Yangliuqing Power Company were acquired during 2009. We have also excluded these entities from our audit of internal control over financial reporting. Their total assets in aggregate represent 4% and total revenues in aggregate represent

2%, of the Company's related consolidated financial statement amounts as of and for the year ended December 31, 2009.

PricewaterhouseCoopers

Hong Kong
March 23, 2010

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB or US$, except per share data)

		For the year ended December 31,
	Note	2009		2008	2007
		RMB	US$	RMB	RMB
Operating revenue	5	76,862,896	11,256,685	67,835,114	49,892,049

Sales tax		(151,912)	(22,248)	(106,385)	(139,772)

Operating expenses
Fuel		(44,861,375)	(6,570,015)	(49,810,275)	(27,790,310)
Maintenance		(2,035,297)	(298,072)	(1,702,274)	(1,534,016)
Depreciation		(8,572,103)	(1,255,397)	(7,718,773)	(7,225,964)
Labor		(3,595,340)	(526,543)	(3,164,613)	(2,786,109)
Service fees on transmission and transformer facilities of HIPDC		(140,771)	(20,616)	-	(140,771)
Purchase of electricity		(3,639,440)	(533,001)	(2,726,028)	-
Others		(4,692,955)	(687,290)	(3,842,992)	(2,340,179)
Total operating expense		(67,537,281)	(9,890,934)	(68,964,955)	(41,817,349)
Profit / (Loss) from operations		9,173,703	1,343,503	(1,236,226)	7,934,928

Interest income		60,397	8,845	83,522	53,527
Financial expenses, net
Interest expense		(4,260,400)	(623,942)	(4,064,779)	(2,132,122)
Exchange gain and bank charges, net		(48,925)	(7,165)	356,836	204,134
Total financial expense, net		(4,309,325)	(631,107)	(3,707,943)	(1,927,988)
Share of profits of associates	8	756,164	110,741	72,688	586,323
(Loss) / Gain on fair value changes	6	(33,638)	(4,926)	(54,658)	87,132
Investment income		56,675	8,300	51,061	585,379
Profit / (Loss) before income tax expense	6	5,703,976	835,356	(4,791,556)	7,319,301

Income tax (expense) / benefit	31	(593,787)	(86,961)	239,723	(838,270)

Profit / (Loss) for the year		5,110,189	748,395	(4,551,833)	6,481,031

Other comprehensive income / (loss) for the year, net of tax
Available-for-sale financial asset revaluation reserve		773,967	113,349	(1,563,388)	675,624
Proportionate share of other comprehensive income of investee measured using the equity method of accounting		8,795	1,288	3,096	-
Cash flow hedges		604,645	88,551	(476,601)	-
Currency translation differences		173,548	25,416	(536,638)	-
Other comprehensive income / (loss) for the year, net of tax		1,560,955	228,604	(2,573,531)	675,624
Total comprehensive income / (loss) for the year		6,671,144	976,999	(7,125,364)	7,156,655

Profit / (Loss) attributable to:
-Equity holders of the Company		4,929,544	721,939	(3,937,688)	6,161,127
-Minority interests		180,645	26,456	(614,145)	319,904
		5,110,189	748,395	(4,551,833)	6,481,031

Total comprehensive income / (loss) attributable to:
-Equity holders of the Company		6,489,317	950,370	(6,509,014)	6,836,751
-Minority interests		181,827	26,629	(616,350)	319,904
		6,671,144	976,999	(7,125,364)	7,156,655
Dividends paid	21	1,241,633	181,839	3,570,334	3,375,507
Proposed dividend	21	2,531,631	370,761	1,205,538	3,616,615
Proposed dividend per share (expressed in RMB per share)	21	0.21	0.03	0.10	0.30
Earnings / (Loss) per share for profit / (loss) attributable to the equity holders of the Company (expressed in RMB per share)
- Basic and diluted	32	0.41	0.06	(0.33)	0.51

The accompanying notes are an integral part of these financial statements.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2009 AND 2008
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB or US$)

		As of December 31,
	Note	2009		2008
		RMB	US$	RMB

ASSETS

Non-current assets
Property, plant and equipment	7	140,777,336	20,617,049	116,737,198
Investments in associates	8	9,568,576	1,401,332	8,758,235
Available-for-sale financial assets	10	2,555,972	374,326	1,524,016
Land use rights	11	3,843,719	562,918	2,895,359
Power generation licence	12	3,898,121	570,886	3,811,906
Deferred income tax assets	29	374,733	54,880	316,699
Derivative financial assets	13	44,863	6,570	-
Goodwill	14	11,610,998	1,700,448	11,108,096
Other non-current assets	15	1,023,096	149,834	748,072
Total non-current assets		173,697,414	25,438,243	145,899,581

Current assets
Inventories	16	4,083,986	598,106	5,169,847
Other receivables and assets	17	4,468,940	654,483	1,272,478
Accounts receivable	18	10,042,903	1,470,798	7,794,500
Derivative financial assets	13	141,886	20,779	15,479
Bank balances and cash	33	5,452,050	798,461	5,765,873

Total current assets		24,189,765	3,542,627	20,018,177

Total assets		197,887,179	28,980,870	165,917,758

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (CONT’D)
AS OF DECEMBER 31, 2009 AND 2008
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB or US$)

		As of December 31,
	Note	2009		2008
		RMB	US$	RMB

EQUITY AND LIABILITIES

Capital and reserves attributable to equity holders of the Company
Share capital	19	12,055,383	1,765,529	12,055,383
Capital surplus		10,041,203	1,470,549	8,642,617
Surplus reserves	20	6,096,100	892,783	6,096,100
Currency translation differences		(362,067)	(53,025)	(534,433)
Retained earnings
Proposed dividend	21	2,531,631	370,761	1,205,538
Others		11,761,933	1,722,552	9,364,115

		42,124,183	6,169,149	36,829,320

Minority interests		8,523,937	1,248,343	5,730,633

Total equity		50,648,120	7,417,492	42,559,953

Non-current liabilities
Long-term loans	22	71,266,755	10,437,122	59,027,181
Long-term bonds	23	13,800,115	2,021,047	9,834,688
Deferred income tax liabilities	29	1,839,362	269,377	1,371,572
Derivative financial liabilities	13	850	124	17,242
Other non-current liabilities	24	750,369	109,893	620,922

Total non-current liabilities		87,657,451	12,837,563	70,871,605

Current liabilities
Accounts payable and other liabilities	25	14,524,620	2,127,152	10,867,480
Taxes payables	26	650,800	95,311	420,464
Dividends payable		20,734	3,037	56,734
Salary and welfare payables		290,527	42,548	212,236
Derivative financial liabilities	13	13,403	1,963	542,442
Short-term bonds	27	10,101,460	1,479,374	5,095,936
Short-term loans	28	24,729,816	3,621,718	28,745,488
Current portion of long-term loans	22	9,250,248	1,354,712	6,545,420

Total current liabilities		59,581,608	8,725,815	52,486,200

Total liabilities		147,239,059	21,563,378	123,357,805

Total equity and liabilities		197,887,179	28,980,870	165,917,758

These consolidated financial statements have been approved for issue by the Board of Directors on March 23, 2010.

The accompanying notes are an integral part of these financial statements.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB)

	Attributable to equity holders of the Company										Minority interests	Total equity
	Share capital	Capital surplus					Surplus reserves	Currency translation differences	Retained earnings	Total
		Share premium	Hedging reserve	Available-for-sale financial asset revaluation reserve	Other capital reserve	Subtotal

Balance as of January 1, 2007	12,055,383	8,506,769	-	998,825	482,204	9,987,798	5,454,467	-	15,959,861	43,457,509	7,151,183	50,608,692
Profit for the year ended December 31, 2007	-	-	-	-	-	-	-	-	6,161,127	6,161,127	319,904	6,481,031
Other comprehensive income:
Fair value changes from available-for-sale financial asset – gross	-	-	-	1,607,251	-	1,607,251	-	-	-	1,607,251	-	1,607,251
Fair value changes from available-for-sale financial asset – tax	-	-	-	(483,366)	-	(483,366)	-	-	-	(483,366)	-	(483,366)
Reversal of deferred income tax	-	-	-	79,105	-	79,105	-	-	-	79,105	-	79,105
Disposals of available-for-sale financial asset	-	-	-	(527,366)	-	(527,366)	-	-	-	(527,366)	-	(527,366)
Total comprehensive income for the year ended December 31, 2007	-	-	-	675,624	-	675,624	-	-	6,161,127	6,836,751	319,904	7,156,655
Deemed disposal of a subsidiary	-	-	-	-	-	-	-	-	-	-	(2,216,278)	(2,216,278)
Acquisition of a subsidiary	-	-	-	-	-	-	-	-	-	-	225,718	225,718
Net capital injection from minority shareholders of subsidiaries	-	-	-	-	-	-	-	-	-	-	116,890	116,890
Dividends relating to 2006	-	-	-	-	-	-	-	-	(3,375,507)	(3,375,507)	(446,355)	(3,821,862)
Transfer to dedicated capital	-	-	-	-	-	-	631,806	-	(631,806)	-	-	-
Others	-	-	-	-	-	-	9,827	-	-	9,827	-	9,827
Balance as of December 31, 2007	12,055,383	8,506,769	-	1,674,449	482,204	10,663,422	6,096,100	-	18,113,675	46,928,580	5,151,062	52,079,642

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB)

	Attributable to equity holders of the Company										Minority interests	Total equity
	Share capital	Capital surplus					Surplus reserves	Currency translation differences	Retained earnings	Total
		Share premium	Hedging reserve	Available-for-sale financial asset revaluation reserve	Other capital reserve	Subtotal
Balance as of January 1, 2008	12,055,383	8,506,769	-	1,674,449	482,204	10,663,422	6,096,100	-	18,113,675	46,928,580	5,151,062	52,079,642
Loss for the year ended December 31, 2008	-	-	-	-	-	-	-	-	(3,937,688)	(3,937,688)	(614,145)	(4,551,833)
Other comprehensive income:
Fair value changes from available-for-sale financial asset - gross	-	-	-	(2,084,517)	-	(2,084,517)	-	-	-	(2,084,517)	-	(2,084,517)
Fair value changes from available-for-sale financial asset - tax	-	-	-	521,129	-	521,129	-	-	-	521,129	-	521,129
Proportionate share of other comprehensive income of investee measured using the equity method of accounting - gross	-	-	-	4,128	-	4,128	-	-	-	4,128	-	4,128
Proportionate share of other comprehensive income of investee measured using the equity method of accounting - tax	-	-	-	(1,032)	-	(1,032)	-	-	-	(1,032)	-	(1,032)
Changes in fair value of effective portion of cash flow hedges - gross	-	-	(1,059,646)	-	-	(1,059,646)	-	-	-	(1,059,646)	-	(1,059,646)
Changes in fair value of effective portion of cash flow hedges - tax	-	-	190,736	-	-	190,736	-	-	-	190,736	-	190,736
Cash flow hedges recorded in shareholders’ equity reclassified to inventory - gross	-	-	638,469	-	-	638,469	-	-	-	638,469	-	638,469
Cash flow hedges recorded in shareholders’ equity reclassified to inventory - tax	-	-	(114,924)	-	-	(114,924)	-	-	-	(114,924)	-	(114,924)
Cash flow hedges recorded in shareholders’ equity reclassified to exchange gain and bank charges, net - gross	-	-	(160,043)	-	-	(160,043)	-	-	-	(160,043)	-	(160,043)
Cash flow hedges recorded in shareholders’ equity reclassified to exchange gain and bank charges, net - tax	-	-	28,807	-	-	28,807	-	-	-	28,807	-	28,807
Currency translation differences	-	-	-	-	-	-	-	(534,433)	-	(534,433)	(2,205)	(536,638)
Total comprehensive loss for the year ended December 31, 2008	-	-	(476,601)	(1,560,292)	-	(2,036,893)	-	(534,433)	(3,937,688)	(6,509,014)	(616,350)	(7,125,364)
Acquisitions of subsidiaries (Note 39)	-	-	-	-	-	-	-	-	-	-	35,047	35,047
Dividends relating to 2007 (Note 21)	-	-	-	-	-	-	-	-	(3,606,334)	(3,606,334)	(310,246)	(3,916,580)
Net capital injection from minority shareholders of subsidiaries	-	-	-	-	-	-	-	-	-	-	1,522,730	1,522,730
Acquisition of minority interest of subsidiaries	-	-	-	-	-	-	-	-	-	-	(55,867)	(55,867)
Others	-	-	-	-	16,088	16,088	-	-	-	16,088	4,257	20,345
Balance as of December 31, 2008	12,055,383	8,506,769	(476,601)	114,157	498,292	8,642,617	6,096,100	(534,433)	10,569,653	36,829,320	5,730,633	42,559,953

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB)

Attributable to equity holders of the Company										Minority interests	Total equity
Share capital	Capital surplus					Surplus reserves	Currency translation differences	Retained earnings	Total
	Share premium	Hedging reserve	Available-for-sale financial asset revaluation reserve	Other capital reserve	Subtotal
Balance as of January 1, 2009	12,055,383	8,506,769	(476,601)	114,157	498,292	8,642,617	6,096,100	(534,433)	10,569,653	36,829,320	5,730,633	42,559,953
Profit for the year ended December 31, 2009	-	-	-	-	-	-	-	-	4,929,544	4,929,544	180,645	5,110,189
Other comprehensive income:
Fair value changes from available-for-sale financial asset - gross	-	-	-	1,031,956	-	1,031,956	-	-	-	1,031,956	-	1,031,956
Fair value changes from available-for-sale financial asset - tax	-	-	-	(257,989)	-	(257,989)	-	-	-	(257,989)	-	(257,989)
Proportionate share of other comprehensive income of investee measured using the equity method of accounting - gross	-	-	-	11,727	-	11,727	-	-	-	11,727	-	11,727
Proportionate share of other comprehensive income of investee measured using the equity method of accounting - tax	-	-	-	(2,932)	-	(2,932)	-	-	-	(2,932)	-	(2,932)
Changes in fair value of effective portion of cash flow hedges - gross	-	-	859,498	-	-	859,498	-	-	-	859,498	-	859,498
Changes in fair value of effective portion of cash flow hedges - tax	-	-	(148,014)	-	-	(148,014)	-	-	-	(148,014)	-	(148,014)
Cash flow hedges recorded in shareholders’ equity reclassified to inventory - gross	-	-	(128,241)	-	-	(128,241)	-	-	-	(128,241)	-	(128,241)
Cash flow hedges recorded in shareholders’ equity reclassified to inventory - tax	-	-	16,277	-	-	16,277	-	-	-	16,277	-	16,277
Cash flow hedges recorded in shareholders’ equity reclassified to exchange gain and bank charges, net - gross	-	-	(8,025)	-	-	(8,025)	-	-	-	(8,025)	-	(8,025)
Cash flow hedges recorded in shareholders’ equity reclassified to exchange gain and bank charges, net - tax	-	-	1,259	-	-	1,259	-	-	-	1,259	-	1,259
Cash flow hedges recorded in shareholders’ equity reclassified to interest expense - gross	-	-	15,854	-	-	15,854	-	-	-	15,854	-	15,854
Cash flow hedges recorded in shareholders’ equity reclassified to interest expense - tax	-	-	(3,963)	-	-	(3,963)	-	-	-	(3,963)	-	(3,963)
Currency translation differences	-	-	-	-	-	-	-	172,366	-	172,366	1,182	173,548
Total comprehensive income for the year ended December 31, 2009	-	-	604,645	782,762	-	1,387,407	-	172,366	4,929,544	6,489,317	181,827	6,671,144
Acquisitions of subsidiaries (Note 39)	-	-	-	-	-	-	-	-	-	-	2,421,569	2,421,569
Dividends relating to 2008 (Note 21)	-	-	-	-	-	-	-	-	(1,205,633)	(1,205,633)	(70,625)	(1,276,258)
Net capital injection from minority shareholders of subsidiaries	-	-	-	-	-	-	-	-	-	-	260,533	260,533
Others	-	-	-	-	11,179	11,179	-	-	-	11,179	-	11,179
Balance as of December 31, 2009	12,055,383	8,506,769	128,044	896,919	509,471	10,041,203	6,096,100	(362,067)	14,293,564	42,124,183	8,523,937	50,648,120

The accompanying notes are an integral part of these financial statements.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB or US$)

		For the year ended December 31,
	Note	2009		2008	2007
		RMB	US$	RMB	RMB

CASH FLOWS FROM OPERATING ACTIVITIES
Profit / (Loss) before income tax expense		5,703,976	835,356	(4,791,556)	7,319,301
Adjustments to reconcile profit / (loss) before income tax expense to net cash provided by operating activities:
Depreciation		8,572,103	1,255,397	7,752,706	7,229,108
Provision for impairment loss on property, plant and equipment		629,674	92,217	-	7,044
Amortization of land use rights		91,633	13,420	74,800	46,447
Amortization of other non-current assets		53,235	7,796	44,478	17,813
Amortization of housing loss		32,744	4,795	36,751	38,059
Gain on deemed disposal of Huaneng Sichuan Hydropower Co., Ltd. (“Sichuan Hydropower”)		-	-	-	(17,864)
Gain on disposal of available-for-sale financial asset		-	-	-	(527,366)
Provision for impairment on goodwill		-	-	130,224	-
Provision for / (Reversal of) provision for doubtful accounts		677	99	10,951	(1,466)
Provision for / (Reversal of) inventory obsolescence		29,889	4,377	3,901	(6,615)
Loss / (Gain) on fair value changes		33,638	4,926	54,658	(87,132)
Investment income		(37,063)	(5,428)	(51,061)	(40,149)
Loss / (Gain) on disposals or write-off of property, plant and equipment		53,033	7,767	54,056	(238,037)
Unrealized exchange gain, net		(151,560)	(22,196)	(410,827)	(231,795)
Share of profits of associates		(756,164)	(110,741)	(72,688)	(586,323)
Interest income		(60,397)	(8,845)	(83,522)	(53,527)
Interest expense		4,260,400	623,942	4,064,779	2,132,122
Changes in working capital
Inventories		1,328,674	194,586	(2,159,007)	(190,332)
Other receivables and assets		(374,736)	(54,881)	104,165	(201,660)
Accounts receivable		(2,361,918)	(345,906)	566,249	(1,498,184)
Restricted cash		(21,053)	(3,083)	21,247	(13,520)
Other non-current liabilities		-	-	-	251,761
Accounts payable and other liabilities		542,386	79,433	566,371	195,770
Taxes payable		(2,196,174)	(321,633)	(370,796)	(40,650)
Salary and welfare payables		(4,801)	(703)	(22,345)	(270,994)
Others		43,975	6,440	4,267	(13,670)
Interest received		59,919	8,775	72,940	52,825
Income tax expense paid		(491,100)	(71,922)	(414,848)	(1,192,133)

Net cash provided by operating activities		14,980,990	2,193,988	5,185,893	12,078,833

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB or US$)

		For the year ended December 31,
	Note	2009		2008	2007
		RMB	US$	RMB	RMB

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment		(22,426,098)	(3,284,335)	(27,893,520)	(14,223,310)
Proceeds from disposals of property, plant and equipment		39,272	5,751	25,336	270,131
Prepayments of land use rights		(167,435)	(24,521)	(76,050)	(216,752)
Prepayments of territorial waters use right		-	-	-	(152,409)
Increase in other non-current assets		(27,138)	(3,974)	(16,004)	(6,247)
Cash dividend received		540,182	79,110	381,854	518,934
Capital injections in associates		(548,500)	(80,329)	(281,754)	(1,654,000)
Purchases of financial assets at fair value through profit or loss		-	-	-	(370,189)
Cash paid for acquiring available-for-sale financial assets		-	-	(146,375)	(449,457)
Proceeds from trading of available-for-sale financial assets		-	-	-	603,411
Cash consideration paid for acquisitions		(2,355,762)	(345,005)	(21,772,563)	(485,750)
Acquisition of minority interest of a subsidiary		-	-	(67,485)	-
Cash from acquisitions of subsidiaries	39	419,885	61,493	1,624,108	259,924
Cash outflow upon deemed disposal of Sichuan Hydropower		-	-	-	(322,176)
Cash received on repayment of a loan receivable		-	-	254,255	-
Others		(354,667)	(51,941)	11,133	(29,465)

Net cash used in investing activities		(24,880,261)	(3,643,751)	(47,957,065)	(16,257,355)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of short-term bonds		9,960,000	1,458,657	4,980,000	4,980,000
Repayments of short-term bonds		(5,000,000)	(732,257)	(5,000,000)	(5,000,000)
Drawdown of short-term loans		40,892,075	5,988,705	57,696,660	23,898,505
Repayments of short-term loans		(29,251,246)	(4,283,888)	(39,483,770)	(19,771,700)
Drawdown of long-term loans		32,505,000	4,760,405	36,656,286	8,186,176
Repayments of long-term loans		(37,317,607)	(5,465,219)	(10,254,438)	(3,492,975)
Issuance of long-term bonds		3,939,850	576,997	3,933,302	5,903,644
Interest paid		(5,378,244)	(787,652)	(4,731,749)	(2,722,935)
Net capital injection from minority shareholders of the subsidiaries		260,533	38,155	1,162,562	116,890
Government grants		420,766	61,622	236,013	-
Dividends paid to shareholders of the Company		(1,241,633)	(181,839)	(3,570,334)	(3,375,507)
Dividends paid to minority shareholders of the subsidiaries		(253,971)	(37,194)	(301,662)	(434,205)
Others		(31,637)	(4,634)	(67,579)	-

Net cash provided by financing activities		9,503,886	1,391,858	41,255,291	8,287,893
Exchange gain / (loss)		55,742	8,927	(229,759)	(4,298)
NET (DECREASE)/ INCREASE IN CASH AND CASH EQUIVALENTS		(339,643)	(48,978)	(1,745,640)	4,105,073
Cash and cash equivalents, beginning of the year		5,566,625	814,477	7,312,265	3,207,192
CASH AND CASH EQUIVALENTS, END OF THE YEAR	33	5,226,982	765,499	5,566,625	7,312,265

The accompanying notes are an integral part of these financial statements.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

1.	COMPANY ORGANIZATION AND PRINCIPAL ACTIVITIES

Huaneng Power International, Inc. (the “Company”) was incorporated in the People’s Republic of China (the “PRC”) as a Sino-foreign joint stock limited company on June 30, 1994.  The registered address of the Company is West Wing, Building C, Tianyin Mansion, 2C Fuxingmennan Street, Xicheng District, Beijing, the PRC.  The Company and most of its subsidiaries are principally engaged in the generation and sale of electric power to the respective regional or provincial grid companies in the PRC. SinoSing Power Pte. Ltd. (“SinoSing Power”) and its subsidiaries, newly acquired entities of the Company in 2008, are principally engaged in the power generation and sale in the Republic of Singapore (“Singapore”).

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

(a) Basis of preparation

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets and derivative financial assets and liabilities. This basis of accounting differs from that used in the preparation of the statutory financial statements of the Company and its subsidiaries (“PRC statutory financial statements”). The PRC statutory financial statements of the Company and its subsidiaries comprising the financial statements have been prepared in accordance with the relevant accounting principles and regulations applicable to the Company and its subsidiaries, as appropriate in the PRC.  Appropriate adjustments have been made to the PRC statutory financial statements to conform to IFRS.  Differences arising from the restatement have not been incorporated in the statutory accounting records of the Company and its subsidiaries.

The consolidated financial statements are expressed in Renminbi (“RMB”), the national currency of the PRC.  Solely for the convenience of the reader, the December 31, 2009 financial statements have been translated into United States Dollars (US$) at the rate of US$1.00=RMB 6.8282 announced by the People's Bank of China on December 31, 2009.  No representation is made that Renminbi amounts could have been, or could be, converted into US$ at the rate on December 31, 2009, or at any other certain rate.

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

As of and for the year ended December 31, 2009, a portion of the Company and its subsidiaries’ funding requirements for capital expenditures were partially satisfied by short-term financing. Consequently, as of December 31, 2009, the Company and its subsidiaries have a negative working capital balance of approximately RMB 35.4 billion. Taking into consideration of the expected operating cash flows of the Company and its subsidiaries and the undrawn available banking facilities, the Company and its subsidiaries will refinance and / or restructure certain short-term borrowings into long-term borrowings and also consider alternative sources of financing, where applicable. Therefore, the directors of the Company are of the opinion that the Company and its subsidiaries will be able to meet its liabilities as and when they fall due within the next twelve months and have prepared these consolidated financial statements on a going concern basis.

The following new standards and amendments to standards are adopted for the first time to the financial year beginning January 1, 2009.

•
International Accounting Standards (“IAS”) 1 (revised), ‘Presentation of financial statements’. The revised standard prohibits the presentation of items of income and expenses (i.e. ‘non-owner changes in equity’) in the statement of changes in equity, requiring ‘non-owner changes in equity’ to be presented separately from owner changes in equity. All ‘non-owner changes in equity’ to be required to be shown in a performance statement.

Entities can choose whether to present one performance statement (the statement of comprehensive income) or two statements (the income statement and statement of comprehensive income).

The Company and its subsidiaries elected to present one performance statement and these financial statements have been prepared under the revised disclosure requirements. Since the change in accounting policy only impacts presentation, there is no impact on earnings per share.

•
Amendments to IFRS 1 and IAS 27, ‘Cost of an investment in a subsidiary, jointly controlled entity and associate’. The amendment to the part of IAS 27 is relevant to the Company and its subsidiaries. The amendments to IAS 27 remove the definition of cost method and require an entity to record dividend income from its subsidiaries or associates when its rights to receive the dividends are established, i.e. including dividend distributed out of pre-acquisition and post-acquisition retained earnings in the statement of comprehensive income. The Company and its subsidiaries early apply this amendment prospectively from January 1, 2009 in their separate financial statements. These amendments have no material impact on those financial statements in the current year.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	PRINCIPAL ACCOUNTING POLICIES (CONT’D)

	(a)	Basis of preparation (cont’d)

The following new standards and amendments to standards are adopted for the first time to the financial year beginning January 1, 2009. (cont’d)

•
IFRS 8, ‘Operating segments’. IFRS 8 replaces IAS 14 ‘Segment reporting’ and requires a ‘management approach’ under which segment information is presented on the same basis as that used for internal reporting purposes. This has resulted in separation of port operations out of the original PRC geographical segment and included in ‘all other segments’ and Singapore geographical segment is grouped into the PRC geographical segment without port operations as a single ‘power segment’. In addition, the segment information disclosed is based on the information for internal reporting purpose which is under China Accounting Standard for Business Enterprises (“PRC GAAP”).

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision makers. The chief operating decision makers have been identified as directors and certain senior management of the Company that make strategic decisions.

IFRS 8 amends certain disclosure items which the Company and its subsidiaries have restated comparative information accordingly.

•
Amendment to IFRS 7, ‘Financial instruments: disclosures’. The amendment enhances the disclosure requirements about fair value measurement and reinforces existing principles for disclosure about liquidity risk. The amendment introduces a three-level hierarchy for fair value measurement disclosures and requires some specific quantitative disclosures for financial instruments on the lowest level in the hierarchy. It also requires the Company and its subsidiaries to provide additional disclosures about the relative reliability of fair value measurements. In addition, the amendment clarifies and enhances the existing requirements for the disclosure of liquidity risk primarily requiring a separate liquidity risk analysis for derivative and non-derivative financial liabilities. As the change in accounting policy only results in additional disclosures, there is no impact on earnings per share.

•
The IASB has issued an improvement document in May 2008 and one of the amendments to IFRS 7 required the exclusion of interest income from net financial expenses. The Company and its subsidiaries have separately presented interest income in the consolidated statement of comprehensive income in the current year and restated prior period comparative accordingly. Since the change in accounting policy only impacts presentation, there is no impact on earnings per share.

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

The purchase method of accounting is used to account for the acquisitions of subsidiaries by the Company and its subsidiaries (including acquisitions from common control shareholders). The acquisition cost is measured at the fair value of the assets given and liabilities incurred or assumed on the acquisition date, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values on the acquisition date. The excess of acquisition costs over the proportionate share of the fair value of the identifiable net assets acquired is recorded as goodwill (Note 2(g)). If acquisition costs are less than the proportionate share of the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in profit and loss.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	PRINCIPAL ACCOUNTING POLICIES (CONT’D)

	(b)	Consolidation (cont’d)

(ii) Transactions with minority interests

The Company and its subsidiaries regard transactions with minority interests as transactions with parties external to the Company and its subsidiaries. Disposals to minority interests result in gains and losses to the Company and its subsidiaries are recorded in profit and loss. Purchases from minority interests result in goodwill, being the difference between any consideration paid and the relevant equity share acquired of the carrying amounts of net assets of the subsidiaries.

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

The Company and its subsidiaries will continue to recognize investment losses and provision if they bear additional obligations which meet the recognition criteria under the provision standard. The Company and its subsidiaries adjust the carrying amount of the investment and directly recognize into related other comprehensive income and equity items based on their proportionate share on other shareholders’ other comprehensive income and equity movements of the investees other than net profit or loss, given there is no change in shareholding ratio. When the investees appropriate profit or declare dividends, the book value of long-term equity investments are reduced correspondingly by the proportionate share of the distribution. Profit or loss from transactions between the Company and its subsidiaries and the associates is eliminated to the extent of interest of the Company and its subsidiaries in the associates. Loss from transactions between the Company and its subsidiaries and the associates is fully recognized and not eliminated when there is evidence for asset impairment.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	PRINCIPAL ACCOUNTING POLICIES (CONT’D)

	(b)	Consolidation (cont’d)

(iii) Associates (cont’d)

Gains and losses arising from dilution of investments in associates are recognized in the consolidated statement of comprehensive income.

	(c)	Segment reporting

The Company and its subsidiaries determine the operation segment based on the internal organization structure, management requirement and internal reporting system and thereafter determine the reportable segment and present the segment information.

An operating segment represents a component of the Company and its subsidiaries that meets all the conditions below: (i) the component earns revenue and incurs expenses in its daily operating activities; (ii) chief operating decision makers of the Company and its subsidiaries can regularly review the operating results of the component in order to make decisions on allocating resources and assessing performance; (iii) the financial position, operating results, cash flows and other related financial information of the component are available. When the two or more operating segments exhibit similar economic characteristics and meet certain conditions, the Company and its subsidiaries will combine them as one reportable segment.

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

(iii) Group companies

The operating results and financial position of the foreign subsidiaries are translated into presentation currency as follows:

Asset and liability items in each balance sheet of foreign operations are translated at the closing rates at the balance sheet date; equity items excluding retained earnings are translated at the spot exchange rates at the date of the transactions. Income and expense items in the statement of comprehensive income of the foreign operations are translated at average exchange rates approximating the rate on transaction dates. All resulting translation differences above are recognized as a separate component of equity.

The cash flows denominated in foreign currencies and cash flows of overseas subsidiaries are translated at average exchange rates approximating the rates at the dates when cash flows incurred. The impact of the foreign currency translation on the cash and cash equivalents is presented in the statement of cash flows separately.

When a foreign operation is partially disposed of or sold, translation differences that were recorded in equity are recognized in the statement of comprehensive income as part of the disposal gain or loss.

	(e)	Property, plant and equipment

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

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	PRINCIPAL ACCOUNTING POLICIES (CONT’D)

	(e)	Property, plant and equipment (cont’d)

Depreciation of property, plant and equipment is provided based on book value less estimated residual value over estimated useful life using straight-line method. For those impaired property, plant and equipment, depreciation is provided based on book value after deducting impairment provision over estimated useful life. The estimated useful lives are as follows:

Estimated useful lives
Port facilities	20 – 40 years
Buildings	8 – 35 years
Electric utility plant in service	5 – 35 years
Transportation facilities	6 – 14 years
Others	3 – 18 years

At the end of each year, the Company and its subsidiaries review the estimated useful life, residual value and the depreciation method of the property, plant and equipment for adjustment when necessary.

Property, plant and equipment is derecognized when they are disposed of, or expected that cannot bring economic benefit through use or disposal. The amount of disposal income arising from sale, transfer, disposal or write-off of the property, plant and equipment less book value and related tax expenses is recorded in ‘operating expenses – others’ in the statement of comprehensive income.

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

When performing impairment test, the carrying amount of goodwill is allocated to cash-generating units (“CGUs”) according to synergy effect arising from the business combination (Note 14). The Company and its subsidiaries allocate goodwill to those CGUs based on operating regions.

	(h)	Impairment of investments in subsidiaries, associates and non-financial assets

Separately presented goodwill and intangible assets with indefinite useful lives are tested for impairment at least annually regardless of whether there are indications of impairment. Property, plant and equipment, intangible assets with definite useful lives and long-term equity investments not accounted for as financial assets are tested for impairment when there is any impairment indication on balance sheet date. If impairment test result shows that the recoverable amount of asset is less than its book value, that difference is recognized as impairment provision. Recoverable amount is the higher of fair value less cost to sell of the asset and present value of its expected future cash flows. Asset impairment is calculated and recognized on individual asset basis. If it is difficult to estimate recoverable amount for the individual assets, the recoverable amount is determined based on the recoverable amount of the CGU to which asset belongs. CGU is the smallest group of assets that independently generates cash flows.

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

(i) Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading and designated upon initial recognition as at fair value through profit or loss. Derivatives are classified as held for trading unless they are designated as hedges.

(ii) Loans and receivables

Loans and receivables refer to the non-derivative financial assets for which there is no quotation in the active market with fixed or determinable amount. They are included in current assets, except for maturities greater than 12 months after the balance sheet date which these are classified as non-current assets. Loans and receivables are primarily classified as ‘accounts receivable’, ‘other receivables and assets’, ‘loans to subsidiaries’, ‘other non-current assets’ and ‘bank balances and cash’ in the balance sheets.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	PRINCIPAL ACCOUNTING POLICIES (CONT’D)

	(i)	Financial assets (cont’d)

(iii) Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are either designated in this category or not classified in any of financial assets at fair value through profit or loss, loans and receivables and held-to-maturity financial assets. They are included in current assets when management intends to dispose of the available-for-sale financial assets within 12 months of the balance sheet date.

(iv) Recognition and measurement

Regular purchases and sales of financial assets are recognized at fair value initially on trade-date – the date on which the Company and its subsidiaries commit to purchase or sell the asset.  Transaction costs relating to financial assets at fair value through profit or loss are directly expensed in the profit and loss as incurred. Transaction costs for other financial assets are included in the carrying amount of asset at initial recognition. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or all risks and rewards related to the ownership of the financial assets have been transferred to the transferee.

Financial assets at fair value through profit or loss and available-for-sale are subsequently measured at fair value. When an active market exists for a financial instrument, fair value is determined based on quoted prices in the active market. When no active market exists, fair value is determined by using valuation techniques. Valuation techniques includes making reference to the prices used by knowledgeable and willing parties in a recent transaction, the current fair value of other financial assets that are same in substance, discounted cash flow method and option pricing model, etc.. When applying valuation techniques, the Company and its subsidiaries use market parameters to the fullest extent possible and use specific parameters of the Company and its subsidiaries as little as possible. Loans and receivables are carried at amortized cost using effective interest method.

Changes in the fair value of financial assets at fair value through profit or loss are recorded in ‘loss from fair value change’.

Except for impairment loss and translation differences on monetary financial assets, changes in the fair value of available-for-sale financial assets are recognized in other comprehensive income. When these financial assets are derecognized, the accumulated fair value adjustments recognized in equity are included in the statement of comprehensive income as ‘investment income’. Dividends on available-for-sale financial assets are recorded in ‘investment income’ when the right of the Company and its subsidiaries to receive payments is established.

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

When there is significant or prolonged decline in fair value of the available-for-sale financial asset, changes in the fair value that originally recorded in equity is recorded as impairment loss. Impairment loss on available-for-sale equity instrument is not reversed through profit and loss.

When financial assets carried at amortized cost are impaired, the carrying amount of the financial assets is reduced to present value of estimated future cash flows (excluding future credit losses that have not been incurred). The impaired amount is recognized as assets impairment loss in the current period. If there is objective evidence that the value of the financial assets is recovered as a result of objective changes in circumstances occurring after the impairment loss was originally recognized, the originally recognized impairment loss is reversed through the profit and loss. For the impairment test of receivables, please refer to Note 2(j).

(vi) Derivative financial instruments and hedging activities

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. Gain or loss arising from subsequent change in the fair value of derivative financial instruments is recognized in profit and loss except for those effective portion of gain or loss on the derivative financial instruments designated as cash flow hedges which is recognized directly in other comprehensive income. Cash flow hedge represents a hedge against the exposure to variability in cash flows, which such cash flow is originated from a particular risk associated with a highly probable forecast transactions and variable rate borrowings and could affect the statement of comprehensive income.

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

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the statement of comprehensive income within ‘loss from fair value change’.

Amounts accumulated in equity are reclassified to the profit and loss in the periods when the hedged item affects profit or loss. The gain or loss relating to the effective portion of interest rate swaps hedging variable rate borrowings is recognized in the statement of comprehensive income within ‘interest expense’. The gain or loss relating to the effective portion of exchange forward hedging foreign currency denominated payables is recognized in the statement of comprehensive income within ‘exchange gain and bank charges, net’. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset. In case the Company and its subsidiaries expect all or a portion of net loss previously recognized directly in other comprehensive income will not be recovered in future financial periods, the irrecoverable portion will be reclassified into profit and loss.

When a hedging instrument expires or is sold, terminated or exercised or when a hedge no longer meets the criteria for hedge accounting, the Company and its subsidiaries will discontinue hedge accounting. Any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the profit and loss.  When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the statement of comprehensive income within ‘loss from fair value change’.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	PRINCIPAL ACCOUNTING POLICIES (CONT’D)

	(j)	Loans and receivables

Loans and receivables primarily including accounts receivable, notes receivable, other receivables, loan to subsidiaries, etc. are recognized initially at fair value. Loans and receivables are subsequently measured at amortized cost less provision for doubtful debts using the effective interest method.

When there is objective evidence that the Company and its subsidiaries will not be able to collect all amounts due according to the original terms of the receivables, impairment test is performed on individual account and related provision for doubtful accounts is made based on the shortfall between carrying amounts and respective present value of estimated future cash flows. The carrying amounts of the receivables are reduced through the use of allowance accounts, and the amount of the provision is recognized in the statement of comprehensive income within ‘operating expenses – others’. When a receivable is uncollectible, it is written off against the allowance account for the receivable. Subsequent recoveries of amounts previously written off are credited against ‘operating expenses – others’ in the statement of comprehensive income.

	(k)	Inventories

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

Cash listed in the statement of cash flows represents cash on hand and deposits held at call with banks. Cash equivalents refers to short-term (3 months or less), highly-liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value.

	(n)	Borrowings

Borrowings are recognized initially at fair value less transaction costs and subsequently measured at amortized cost using the effective interest method. Borrowings are classified as current liabilities unless the Company and its subsidiaries have an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

	(o)	Payables

Payables primarily including accounts payable and other liabilities, etc. are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

	(p)	Taxation

(i) Value-added tax (“VAT”)

The domestic power sales of the Company and its subsidiaries are subjected to VAT. VAT payable is determined by applying 17% on the taxable revenue after offsetting deductible input VAT of the period.

(ii) Goods and service tax (“GST”)

The overseas power sales of the Company and its subsidiaries are subjected to goods and service tax of the country where they operate. GST payable is determined by applying 7% on the taxable revenue after offsetting deductible GST of the period.

(iii) Current and deferred income tax

The income tax expense for the period comprises current and deferred income tax. Income tax expense is recognized in profit and loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity.  In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	PRINCIPAL ACCOUNTING POLICIES (CONT’D)

	(p)	Taxation (cont’d)

(iii) Current and deferred income tax (cont’d)

On March 16, 2007, the National People’s Congress promulgated the “Corporate Income Tax Law of the People’s Republic of China” which became effective from January 1, 2008. Domestic entities of the Company and its subsidiaries which originally enjoyed preferential tax treatments will transit to 25% gradually in five years from January 1, 2008 onwards. Domestic subsidiaries with original applicable tax rate of 33% apply tax rate of 25% from January 1, 2008 onwards. Pursuant to Guo Fa [2007] 39 document, starting from January 1, 2008, entities which originally enjoyed two-year tax exemption and three-year 50% reduction tax treatments, continue to follow the original tax laws, administrative regulations and relevant documents until respective expiration dates. However, those not being entitled to preferential tax treatment as a result of tax losses, the preferential period started from 2008 onwards.

The income tax rate applicable to Singapore subsidiaries changed from 18% in 2008 to 17% from January 1, 2009 onwards.

Pursuant to Guo Shui Han [2009] 33 document, starting from January 1, 2008, the Company and its branches calculate and pay income tax on a combined basis according to relevant tax laws and regulations. The original regulation specifying locations for power plants and branches of the Company to make enterprise income tax payments was abolished. The income tax of subsidiaries remains to be calculated individually based on their individual operating results.

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

Asset-related government grant is recognized as deferred income and is amortized evenly in profit and loss over the useful lives of related assets.

Income-related government grant that is used to compensate subsequent related expenses or losses of the Company and its subsidiaries are recognized as deferred income and recorded in the profit and loss when related expenses or losses incurred. When the grant is used to compensate expenses or losses that were already incurred, they are directly recognized in current period profit and loss.

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

(i) Electricity sales revenue

Electricity sales revenue represents the fair value of the consideration received or receivable for electricity sold in the ordinary course of the activities of the Company and its subsidiaries (net of VAT or GST and after taking into account amounts received in advance). Revenue is earned and recognized upon transmission of electricity to the customers and the power grid controlled and owned by the respective regional or provincial grid companies.

(ii) Service income

Service revenue refers to amounts received from service of port loading and conveying. The Company and its subsidiaries recognize revenue when the relevant service was provided.

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

(ii) Finance lease (lessor)

The Company and its subsidiaries recognize the aggregate of the minimum lease receipts and the initial direct costs on the lease inception date as the receivable. The difference between the aggregate of the minimum lease receipts and the initial direct costs and sum of their respective present values is recognized as unrealized finance income. The Company and its subsidiaries adopt the effective interest method to allocate such unrealized finance income over the lease term. On balance sheet date, the Company and its subsidiaries present the net amount of finance lease receivable after deducting any unrealized finance income in non-current assets and current assets, respectively.

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

The overseas subsidiary of the Company recognized electricity purchase cost when it purchases the electricity and transmits to its customers.

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

(ii) Liability adequacy test

At each balance sheet date, the Company and its subsidiaries perform liability adequacy tests to ensure the adequacy of the contract liabilities. In performing these tests, current best estimates of future contractual cash flows and related administrative expenses are used. Any deficiency is immediately charged to the statement of comprehensive income and by subsequently establishing a provision for losses arising from liability adequacy test.

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

	(z)	Standards and amendments to published standards that are not yet effective but relevant to the Company and its subsidiaries

The following standards and amendments to existing standards have been published that are mandatory for the accounting periods of the Company and its subsidiaries beginning on or after January 1, 2010 or later, but the Company and its subsidiaries have not early adopted:

•
IAS 24 (Revised), ‘Related party disclosures’ (effective for annual period beginning on or after January 1, 2011). The revised standard introduces an exemption from all of the disclosure requirements of IAS 24 for transactions among government-related entities and the government. Those disclosures are replaced with a requirement to disclose:

		-	the name of the government and the nature of their relationship; and
		-	the nature and amount of any individually-significant transactions; and
		-	the extent of any collectively-significant transactions qualitatively or quantitatively.

It also clarifies and simplifies the definition of a related party. The Company and subsidiaries will apply this standard prospectively to related party disclosures from January 1, 2011.

•
IAS 27 (Revised), 'Consolidated and separate financial statements' (effective for annual period beginning on or after July 1, 2009). The revised standard requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is re-measured to fair value and a gain or loss is recognized in profit and loss. The Company and its subsidiaries will apply this standard prospectively to transactions with non-controlling interests from January 1, 2010.

•
IAS 38 (Amendment), ‘Intangible Assets’ (effective for annual period beginning on or after July 1, 2009). The amendment is part of the IASB’s annual improvements project published in April 2009. The amendment clarifies guidance in measuring the fair value of an intangible asset acquired in a business combination and it permits the grouping of intangible assets as a single asset if each asset has similar economic useful lives. The Company and its subsidiaries will apply this amendment prospectively to all business combinations from January 1, 2010.

•
IFRS 3 (Revised), ‘Business combinations’ (effective for annual period beginning on or after July 1, 2009). The revised standard continues to apply the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the consolidated statement of comprehensive income. There is a choice on an acquisition by acquisition basis to measure the non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets.  All acquisition-related costs should be expensed. The Company and subsidiaries will apply this standard prospectively to all business combinations from January 1, 2010.

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

•
IFRS 5 (Amendment), ‘Non-current assets held for sale and discontinued operations’. The amendment is part of the IASB’s annual improvements project published in May 2008 and April 2009. The amendment provides clarification that IFRS 5 specifies the disclosures required in respect of non-current assets (or disposal groups) classified as held for sale or discontinued operations. It clarifies that all assets and liabilities of a subsidiary are classified as held for sale if a partial disposal sale plan results in loss of control, and relevant disclosure should be made for this subsidiary if the definition of a discontinued operation is met. The amendment also clarifies that the general requirement of IAS 1 still apply, particularly paragraph 15 (to achieve a fair presentation) and paragraph 125 (sources of estimation uncertainty) of IAS 1. The Company and its subsidiaries and company will apply IFRS 5 (amendment) from January 1, 2010. It is not expected to have a material impact on the Company and its subsidiaries’ or the Company’s financial statements.

•
IFRS 9, ‘Financial Instruments’ (effective for annual period beginning on or after January 1, 2013). The standard requires financial assets to be classified into two measurement categories: those to be measured subsequently at fair value, and those to be measured subsequently at amortized cost. The decision is to be made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. An instrument is subsequently measured at amortized cost only if it is a debt instrument and both the objective of the entity’s business model is to hold the asset to collect the contractual cash flows, and the asset’s contractual cash flows represent only payments of principal and interest (that is, it has only ‘basic loan features’). All other debt instruments are to be measured at fair value through profit or loss. All equity instruments are to be measured subsequently at fair value. Equity instruments that are held for trading will be measured at fair value through profit or loss. For all other equity investments, an irrevocable election can be made at initial recognition, to recognize unrealized and realized fair value gains and losses through other comprehensive income rather than profit or loss. There is to be no recycling of fair value gains and losses to profit or loss. This election may be made on an instrument-by-instrument basis. Dividends are to be presented in profit or loss, as long as they represent a return on investment. The Company and subsidiaries will apply this standard prospectively to financial instruments from January 1, 2013.

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

SinoSing Power and its subsidiaries are subject to financial risks that are different from the entities operating within the PRC. They have a series of controls in place to maintain the cost of risks occurring and the cost of managing the risks at an acceptable level. Management continually monitors the risk management process to ensure that an appropriate balance between risk and control is achieved. SinoSing Power and its subsidiaries have their written policies and financial authorization limits in place they are reviewed periodically. These financial authorization limits seek to mitigate and eliminate operational risks by setting approval thresholds required for entering into contractual obligations and investments

		(i)	Market risk

(1) Foreign exchange risk

Foreign exchange risk of the entities operating within the PRC primarily arises from loans denominated in foreign currencies of the Company and its subsidiaries. SinoSing Power and its subsidiaries are exposed to foreign exchange risk on accounts payable and other payables that are denominated primarily in US$, a currency other than Singapore dollar (“S$”), their functional currency. Please refer to Notes 22 and 25 for details. The Company and its subsidiaries manage exchange risk through closely monitoring interest and exchange market.

As of December 31, 2009, if RMB had weakened / strengthened by 5% (2008 and 2007: 5%) against US$ and 3% (2008 and 2007: 3%) against € with all other variables constant, exchange gain of the Company and its subsidiaries would have been RMB 357 million (2008 and 2007: RMB 393 million and RMB 174 million) and RMB 31 million (2008 and 2007: RMB 16 million and RMB 20 million) lower / higher, respectively. The ranges of such sensitivity disclosed above were based on the observation on the historical trend of related exchange rates during the previous year under analysis.

As of December 31, 2009, if S$ had weakened / strengthened by 10% (2008: 10%) against US$ with all other variables constant, exchange gain of SinoSing Power and its subsidiaries would have been RMB 93 million (2008: RMB 398 million) lower / higher, respectively. The ranges of such sensitivity disclosed above were based on the management’s experience and forecast.

SinoSing Power and its subsidiaries also exposed to foreign exchange risk on fuel purchase that is denominated primarily in US$. They use forward exchange contracts to hedge almost all of its estimated foreign exchange exposure in respect of forecast fuel purchases over the following three months. The Company and its subsidiaries classify its forward foreign currency contracts as cash flow hedges. Please refer to Note 13 for details.

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

Detailed information relating to the available-for-sale financial assets are disclosed in Note 10. Being a strategic investment in nature, the Company has a director in the Board of the investee and exercises in fluence in safeguarding the interest. The Company also closely monitors the pricing trends in the open market in determining their long-term strategic stakeholding decisions.

The Company and its subsidiaries exposed to fuel price risk on fuel purchases. The Company and its subsidiaries entered into various long-term agreements to avoid the significant price changes. SinoSing Power and its subsidiaries also use fuel oil swap to hedge against such a risk and designate them as cash flow hedges. Please refer to Note 13 for details.

(3) Cash flow interest rate risk

The interest rate risk of the Company and its subsidiaries primarily arises from loans. Loans borrowed at variable rates expose the Company and its subsidiaries to cash flow interest rate risk. The exposures of these risks are disclosed in Note 22 to the financial statements. The Company will enter into interest rate swap agreements with banks when considered appropriate to hedge against cash flow interest rate risk.

As of December 31, 2009, if interest rates on RMB-denominated borrowings had been 50 basis points (2008 and 2007: 50 basis points) higher/lower with all other variables held constant, interest expense for the year would have been RMB 339million (2008 and 2007: RMB 294 million and RMB 198 million) higher/lower. If interest rates on US$-denominated borrowings had been 50 basis points (2008 and 2007: 50 basis points) higher/lower with all other variables held constant, interest expense for the year would have been RMB 14 million (2008 and 2007: RMB 56 million and RMB 17 million) higher/lower. If interest rates on S$-denominated borrowings had been 100 basis points (2008: 100 basis points) higher/lower with all other variables held constant, interest expense for the year would have been RMB 150 million (2008: RMB 114 million) higher/lower. The ranges of such sensitivity disclosed above were based on the observation on the historical trend of related interest rates during the previous year under analysis.

In the current year, the Company entered into a floating-to-fixed interest rate swap agreement to hedge against cash flow interest rate risk of a loan. According to the interest rate swap agreement, the Company agrees with the counterparty to settle the difference between fixed contract rates and floating-rate interest amounts calculated by reference to the agreed notional amounts quarterly until 2019. Please refer to Note 13 for details.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

3.	FINANCIAL, CAPITAL AND INSURANCE RISKS MANAGEMENT (CONT’D)

	(a)	Financial risk management (cont’d)

(ii) Credit risk

Credit risk arises from bank deposits, credit exposures to customers and other receivables. The maximum exposures of bank deposits, accounts and other receivables are disclosed in Notes 33, 18, and 17 to the financial statements, respectively.

Bank deposits are placed with banks and financial institutions which are regulated, including which a significant portion is deposited with a non-bank financial institution which is a related party of the Company. The Company has a director in the Board of this non-bank financial institution and exercises influence. Corresponding maximum exposures of these bank deposits are disclosed in Note 34(a)(i) to the financial statements.

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

The concentrations of accounts receivable are disclosed in Note 5.

(iii) Liquidity risk

Liquidity risk management is to primarily ensure the ability of the Company and its subsidiaries to meet its liabilities as and when they are fall due. The liquidity reserve comprises the undrawn borrowing facility and cash and cash equivalents available as of each month end in meeting its liabilities.

The Company and its subsidiaries maintained flexibility in funding by cash generated by their operating activities and availability of committed credit facilities.

Financial liabilities due within 12 months are presented as the current liabilities in the balance sheets. The repayment schedules of the long-term loans and long-term bonds and cash flows of derivative financial liabilities are disclosed in Notes 22, 23 and 13, respectively.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

3.	FINANCIAL, CAPITAL AND INSURANCE RISKS MANAGEMENT (CONT’D)

	(b)	Fair value estimation

(i) Fair value measurements

Effective January 1, 2009, the Company and its subsidiaries adopted the amendment to IFRS 7 for financial instruments that are measured in the balance sheet at fair value; this requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:

		•	Level 1- Quoted prices (unadjusted) in active markets for identical assets or liabilities.
		•	Level 2- Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).
		•	Level 3- Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The following table presents the assets and liabilities of the Company and its subsidiaries that are measured at fair value at December 31, 2009.

	The Company and its subsidiaries
	Level 1	Level 2	Level 3	Total

Assets

Financial assets at fair value through profit or loss (Note 13)
– Trading derivatives	-	(4,123)	-	(4,123)

Derivatives used for hedging (Note 13)	-	190,872	-	190,872

Available-for-sale financial assets (Note 10)
– Equity securities*	2,293,999	-	-	2,293,999

Total assets	2,293,999	186,749	-	2,480,748

Liabilities

Financial liabilities at fair value through profit or loss (Note 13)
– Trading derivatives	-	6,276	-	6,276

Derivatives used for hedging (Note 13)	-	7,977	-	7,977

Total liabilities	-	14,253	-	14,253

*
The available-for-sale financial asset that is measured at fair value in the table above represents the equity interest in China Yangtze Power Co., Ltd. (“Yangtze Power”). In 2009, the Company transferred Yangtze Power from level 2 into level 1 upon the resumption of trading of shares of Yangtze Power in the Shanghai Stock Exchange after the restructuring since May 2008 (Note 10).

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

3.	FINANCIAL, CAPITAL AND INSURANCE RISKS MANAGEMENT (CONT’D)

	(b)	Fair value estimation (cont’d)

(i) Fair value measurements (cont’d)

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the Company and its subsidiaries is the current bid price. These instruments are included in level 1. Instruments included in level 1 comprise equity investment in Yangtze Power classified as available for sale.

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Specific valuation techniques used to value financial instruments include:

• The forward exchange contracts and fuel oil swaps are both valued using quoted market prices or dealer quotes for similar instruments.
• The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves.

Instruments included in level 2 comprise forward exchange contracts, fuel oil swaps and interest rate swap.

(ii) Fair value disclosures

The carrying value less provision for doubtful accounts of accounts receivable, other receivables and assets, accounts payable and other liabilities, short-term bonds and short-term loans are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Company and its subsidiaries for similar financial instruments.

The estimated fair value of long-term loans including current maturities and long-term bonds was approximately RMB 80.39 billion and approximately RMB 14.18 billion as of December 31, 2009 (2008: RMB 65.49 billion and RMB 11.31 billion), respectively. The aggregate book value of these liabilities was approximately RMB 80.52 billion and RMB 13.80 billion as of December 31, 2009 (2008: RMB 65.57 billion and RMB 9.83 billion), respectively.

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

The Company and its subsidiaries monitor capital by using debt ratio analysis. This ratio is calculated as total liabilities (sum of current liabilities and non-current liabilities) divided by total assets as shown in consolidated balance sheet. During 2009, the strategy of the Company and its subsidiaries remained unchanged from 2008. The debt ratio of the Company and its subsidiaries as of December 31, 2009 was 74.41% (2008: 74.35%).

	(d)	Insurance risk management

The Company and its subsidiaries issue contracts that transfer significant insurance risk.

The risk relates to the financial guarantees provided to banks by the Company on the borrowings of an associate and a subsidiary. The risk under any one financial guarantee contract is the possibility that the insured event (default of a specified debtor) occurs and the uncertainty of the amount of the resulting claims. By the nature of a financial guarantee contract, this risk is predictable.

Experience shows credit risks from the specified debtors are relatively remote. The Company maintains a close watch on the financial position and liquidity of the associate and subsidiary for which financial guarantees have been granted in order to mitigate such risks (Note 2(w)(ii)). The Company takes all reasonable steps to ensure that they have appropriate information regarding any claim exposures.

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

	(a)	Accounting estimates on impairment of goodwill and power generation licence

The Company and its subsidiaries perform test annually whether goodwill and power generation licence have suffered any impairment in accordance with the accounting policies stated in Notes 2(g) and 2(f), respectively. The recoverable amounts of CGU or CGUs have been determined based on value-in-use calculations. These calculations require the use of estimates (Notes 14 and 12). It is reasonably possible, based on existing knowledge, that outcomes within the next financial period that are different from assumptions could require a material adjustment to the carrying amount of goodwill and power generation licence.

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

	(e)	Approval of construction of new power plants

The receiving of the ultimate approval from National Development and Reform Commission (“NDRC”) on certain power plant construction projects of the Company and its subsidiaries is a critical estimate and judgment of the directors. Such estimate and judgment are based on initial approval documents received as well as their understanding of the projects. Based on historical experience, the directors believe that the Company and its subsidiaries will receive final approval from NDRC on the related power plant projects. Deviation from the estimate and judgment could result in significant adjustment to the carrying amount of property, plant and equipment.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

5.	REVENUE AND SEGMENT INFORMATION

Revenues recognized during the year are as follows:

	For the year ended December 31,
	2009	2008	2007
Sales of power	75,951,682	67,492,499	49,764,187
Sales of steam	464,940	117,454	48,188
Port service	177,448	-	-
Others	268,826	225,161	79,674
Total	76,862,896	67,835,114	49,892,049

Directors and certain senior management of the Company perform the function as chief operating decision makers (collectively referred to as the “senior management”). The senior management reviews the internal reporting of the Company and its subsidiaries in order to assess performance and allocate resources. The Company has determined the operating segments based on these reports. Currently, the operating segments of the Company were grouped into power segment and all other segments (port operations).

Senior management assesses the performance of the operating segments based on a measure of profit / (loss) before income tax expense under PRC GAAP in related periods excluding dividend income received from available-for-sale financial assets and operating results of those centrally managed and resource allocation functions in headquarters. Other information provided, except as noted below, to the senior management of the Company is measured under PRC GAAP.

Segment assets exclude prepaid income tax, deferred income tax assets, available-for-sale financial assets and assets related to those centrally managed and resource allocation functions in headquarters that are not attributable to any operating segment (“corporate assets”). Segment liabilities exclude current income tax liabilities, deferred income tax liabilities and liabilities related to those centrally managed and resource allocation functions in headquarters that are not attributable to any operating segment (“corporate liabilities”). These are part of the reconciliation to total balance sheet assets and liabilities.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

5.	REVENUE AND SEGMENT INFORMATION (CONT’D)

All sales among the operating segments were performed at market price or close to market price, and have been eliminated as internal transactions when preparing consolidated financial statements.

Segmental and geographical information for the years ended December 31, 2009 and 2008 are disclosed below. As the Company and its subsidiaries were principally operated in power generation business in the PRC prior to 2008, management considered to exclude 2007 related disclosures below except for major customers information for meaningful disclosures.

(Under PRC GAAP)
	Power segment	All other segments	Total

For the year ended December 31, 2009
Total revenue	79,564,883	379,426	79,944,309
Inter-segment revenue	-	(201,978)	(201,978)
Revenue from external customers	79,564,883	177,448	79,742,331

Segment results	6,234,631	7,982	6,242,613

Interest income	63,972	714	64,686
Interest expense	(4,235,474)	(39,439)	(4,274,913)
Depreciation and amortization	(9,166,607)	(46,136)	(9,212,743)
Net loss on disposal of property, plant and equipment	(61,966)	-	(61,966)
Share of profits of associates	664,497	-	664,497
Income tax expense	(654,888)	(1,803)	(656,691)

For the year ended December 31, 2008
Total revenue	72,198,019	-	72,198,019
Inter-segment revenue	-	-	-
Revenue from external customers	72,198,019	-	72,198,019

Segment results	(4,104,740)	-	(4,104,740)

Interest income	90,811	-	90,811
Interest expense	(4,168,273)	(1,188)	(4,169,461)
Depreciation and amortization	(8,541,111)	(1)	(8,541,112)
Net loss on disposal of property, plant and equipment	(53,277)	-	(53,277)
Share of profits of associates	96,181	-	96,181
Income tax benefit	185,939	-	185,939

December 31, 2009
Segment assets	188,444,809	1,517,972	189,962,781
Including:
Additions to non-current assets (excluding financial assets and deferred income tax assets)	27,563,073	36,967	27,600,040
Investments in associates	8,715,779	-	8,715,779
Segment liabilities	(137,099,373)	(792,750)	(137,892,123)

December 31, 2008
Segment assets	169,772,662	1,462,563	171,235,225
Including:
Additions to non-current assets (excluding financial assets and deferred income tax assets)	51,347,593	1,440,471	52,788,064
Investments in associates	7,916,751	-	7,916,751
Segment liabilities	(121,092,939)	(743,517)	(121,836,456)

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

5.	REVENUE AND SEGMENT INFORMATION (CONT’D)

A reconciliation of revenue from external customers to operating revenue is provided as follows:

	For the year ended December 31,
	2009	2008
Revenue from external customers (PRC GAAP)	79,742,331	72,198,019
Reconciling item:
Impact of business combination under common control*	(2,884,007)	(4,372,882)
Impact of IFRS adjustment**	4,572	9,977
Operating revenue per consolidated statement of comprehensive income	76,862,896	67,835,114

A reconciliation of segment result to profit / (loss) before income tax expense is provided as follows:

	For the year ended December 31,
	2009	2008
Segment results (PRC GAAP)	6,242,613	(4,104,740)
Reconciling items:
Loss related to the headquarters	(281,069)	(351)
Investment income from China Huaneng Finance Co., Ltd. (“Huaneng Finance”)	88,291	37,591
Impact of business combination under common control*	(4,742)	(365,545)
Impact of IFRS adjustments**	(341,117)	(358,511)
Profit / (Loss) before income tax expense per consolidated statement of comprehensive income	5,703,976	(4,791,556)

Reportable segments’ assets are reconciled to total assets as follows:

	As of December 31, 2009	As of December 31, 2008

Total segment assets (PRC GAAP)	189,962,781	171,235,225

Reconciling items:

Investment in Huaneng Finance	570,917	563,269
Deferred income tax assets	547,664	426,120
Prepaid income tax	40,815	172,758
Available-for-sale financial assets	2,555,972	1,524,016
Corporate assets	318,977	147,075
Impact of business combination under common control*	-	(9,480,805)
Impact of IFRS adjustments**	3,890,053	1,330,100
Total assets per consolidated balance sheet	197,887,179	165,917,758

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

5.	REVENUE AND SEGMENT INFORMATION (CONT’D)

Reportable segments’ liabilities are reconciled to total liabilities as follows:

	As of December 31, 2009	As of December 31, 2008

Total segment liabilities (PRC GAAP)	(137,892,123)	(121,836,456)
Reconciling items:
Current income tax liabilities	(292,509)	(34,762)
Deferred income tax liabilities	(1,386,493)	(1,091,023)
Corporate liabilities	(5,709,119)	(5,772,768)
Impact of business combination under common control*	-	5,720,148
Impact of IFRS adjustments**	(1,958,815)	(342,944)
Total liabilities per consolidated balance sheet	(147,239,059)	(123,357,805)

Other material items:

	Reportable segment total	Headquarters	Investment income from Huaneng Finance	Impact of business combination under common control*	Impact of IFRS adjustments**	Total
For the year ended December 31, 2009
Interest expense	(4,274,913)	(159,070)	-	173,583	-	(4,260,400)
Depreciation and amortization	(9,212,743)	(20,384)	-	725,416	(242,004)	(8,749,715)
Share of profits of associates	664,497	-	88,291	-	3,376	756,164
Income tax expense	(656,691)	-	-	16,671	46,233	(593,787)

For the year ended December 31, 2008
Interest expense	(4,169,461)	(176,604)	-	281,286	-	(4,064,779)
Depreciation and amortization	(8,541,112)	(17,095)	-	911,670	(262,198)	(7,908,735)
Share of profits of associates	96,181	-	37,591	-	(61,084)	72,688
Income tax benefit	185,939	-	-	33,886	19,898	239,723

*
Under PRC GAAP, the business combination under common control is accounted for under merger accounting method; the operating results for all periods presented are retrospectively restated by combining the financial information of the businesses acquired as if they had been combined from the date when the combing entities first came under the control of the controlling party. Therefore, the financial information of business acquired before the acquisition date is shown as the difference between PRC GAAP and IFRS.

**
The GAAP adjustments above were primarily brought forward from prior years. Such differences will be gradually eliminated following subsequent depreciation and amortization of related assets or the extinguishment of liabilities.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

5.	REVENUE AND SEGMENT INFORMATION (CONT’D)

Geographical information (Under IFRS):

(i) External revenue generated from the following countries:

	For the year ended December 31,
	2009	2008

PRC	66,355,907	57,421,766

Singapore	10,506,989	10,413,348

	76,862,896	67,835,114

(ii)	Non-current assets (excluding financial assets and deferred income tax assets) are located in the following countries:

	As of December 31, 2009	As of December 31, 2008

PRC	149,590,150	123,273,419

Singapore	21,056,775	20,687,670

	170,646,925	143,961,089

The information on the portion of external revenue of the Company and its subsidiaries which is generated from sales to major customers of the Company and its subsidiaries at amount equal to or more than 10% of external revenue is as follows:

	For the year ended December 31,
	2009		2008
	Amount	Proportion	Amount	Proportion
ShanDong Electric Power Corporation	10,457,022	14%	7,895,766	12%
JiangSu Electric Power Company	10,555,992	14%	9,565,878	14%
ZheJiang Electric Power Corporation	8,154,374	11%	7,487,033	11%

	For the year ended December 31,
	2007
	Amount	Proportion
ShanDong Electric Power Corporation	7,231,393	15%
JiangSu Electric Power Company	8,902,323	18%
LiaoNing Electric Power Corporation	6,112,328	12%
Shanghai Municipal Electric Power Company	5,067,567	10%

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

6．	PROFIT / (LOSS) BEFORE INCOME TAX EXPENSE

Profit / (Loss) before income tax expense was determined after charging and (crediting) the following:

	For the year ended December 31,
	2009	2008	2007

Interest expense on bank loans:
- wholly repayable within five years	3,163,483	3,200,296	1,854,879
- not wholly repayable within five years	1,234,327	976,670	567,464
Interest expense on long-term loans from Huaneng Group:
- wholly repayable within five years	52,969	38,768	-
- not wholly repayable within five years	-	99,435	137,942
Interest expense on other long-term loans:
- wholly repayable within five years	136,193	4,584	14,945
- not wholly repayable within five years	5,588	1,078	-
Interest expense on long-term bonds	676,902	499,115	7,030
Interest expense on short-term bonds	287,024	242,720	163,951
Total interest expense	5,556,486	5,062,666	2,746,211
Less: amounts capitalized in property, plant and equipment	(1,296,086)	(997,887)	(614,089)
	4,260,400	4,064,779	2,132,122

Loss / (Gain) on fair value change of derivative financial instruments	33,638	54,658	(87,132)

Gain on deemed disposal of Sichuan Hydropower	-	-	(17,864)

Auditors’ remuneration	29,015	30,555	34,688

Loss / (Gain) on disposals or write-off of property, plant and equipment,	53,033	54,056	(238,037)

Operating leases:
- Property, plant and equipment	157,717	32,894	34,366
- Land use rights	38,677	39,318	40,819

Depreciation of property, plant and equipment	8,572,103	7,752,706	7,229,108

Impairment loss of property, plant and equipment	629,674	-	7,044

Impairment of goodwill	-	130,224	-

Amortization of land use rights	91,633	74,800	46,447

Amortization of other non-current assets	53,235	44,478	17,813

Cost of inventories consumed	45,694,202	50,476,167	28,330,667

Provision for / (Reversal of) doubtful accounts	677	10,951	(1,466)

Bad debts recovery	(2,623)	(50,096)	(5,318)

Provision for / (Reversal of) inventory obsolescence	29,889	3,901	(6,615)

Other operating expenses consist of impairment loss of property, plant and equipment, environmental protection expenses, substituted power arrangement expenses, insurance and other miscellaneous expenses, etc.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

7.	PROPERTY, PLANT AND EQUIPMENT

	Port facilities	Buildings	Electric utility plant in service	Transportation facilities	Others	Construction-in-progress	Total

As of January 1, 2008

Cost	-	2,234,479	114,342,118	206,956	2,452,285	12,853,213	132,089,051
Accumulated depreciation	-	(570,368)	(39,965,221)	(112,691)	(1,314,852)	-	(41,963,132)
Net book value	-	1,664,111	74,376,897	94,265	1,137,433	12,853,213	90,125,919

Year ended December 31, 2008

Beginning of the year	-	1,664,111	74,376,897	94,265	1,137,433	12,853,213	90,125,919
Reclassification	-	(11,526)	(32,261)	-	43,787	-	-
Acquisition	-	-	5,983,679	-	12,460	80,441	6,076,580
Additions	1,315,393	29,211	185,228	-	201,613	27,029,948	28,761,393
Transfer from CIP	-	41,538	14,919,194	-	112,805	(15,073,537)	-
Disposals / Write-off	-	(4,099)	(72,385)	-	(2,375)	-	(78,859)
Depreciation charge	-	(96,468)	(7,413,970)	(12,385)	(239,293)	-	(7,762,116)
Currency translation differences	-	-	(377,920)	-	(823)	(6,976)	(385,719)

End of the year	1,315,393	1,622,767	87,568,462	81,880	1,265,607	24,883,089	116,737,198

As of December 31, 2008

Cost	1,315,393	2,276,367	141,065,871	206,956	2,749,454	24,883,089	172,497,130
Accumulated depreciation	-	(653,600)	(49,812,854)	(125,076)	(1,483,847)	-	(52,075,377)
Accumulated impairment loss	-	-	(3,684,555)	-	-	-	(3,684,555)

Net book value	1,315,393	1,622,767	87,568,462	81,880	1,265,607	24,883,089	116,737,198

Year ended December 31, 2009

Beginning of the year	1,315,393	1,622,767	87,568,462	81,880	1,265,607	24,883,089	116,737,198
Reclassification	-	8,694	(107,894)	-	99,200	-	-
Acquisitions	-	280,075	6,988,261	-	61,346	287,515	7,617,197
Additions	-	1,659	118,039	-	202,974	25,415,657	25,738,329
Transfer from CIP	-	219,143	17,796,894	26,083	151,557	(18,193,677)	-
Disposals / Write-off	-	(785)	(204,394)	-	(21,581)	-	(226,760)
Depreciation charge	(37,411)	(77,553)	(8,201,190)	(13,538)	(249,638)	-	(8,579,330)
Impairment charge	-	-	(629,674)	-	-	-	(629,674)
Currency translation differences	-	-	107,732	-	3,366	9,278	120,376

End of the year	1,277,982	2,054,000	103,436,236	94,425	1,512,831	32,401,862	140,777,336

As of December 31, 2009

Cost	1,315,393	3,160,319	173,909,736	233,023	3,389,767	32,401,862	214,410,100
Accumulated depreciation	(37,411)	(1,106,319)	(66,075,937)	(138,598)	(1,876,936)	-	(69,235,201)
Accumulated impairment loss	-	-	(4,397,563)	-	-	-	(4,397,563)

Net book value	1,277,982	2,054,000	103,436,236	94,425	1,512,831	32,401,862	140,777,336

Interest expense of approximately RMB 1,296 million (2008 and 2007: RMB 998 million and RMB 614 million) arising on borrowings for the construction of power plants were capitalized during the year and are included in ‘Additions’ in property plant and equipment. A capitalization rate of approximately 5.14% (2008 and 2007: 6.21% and 5.30%) per annum was used.

In 2009, impairment losses of certain property, plant and equipment of Huaneng Xindian Power Plant and Huaneng Weihai Power Limited Liability Company (“Weihai Power Company”) were provided upon the shutdown of respective generators amounting to RMB 550 million and RMB 80 million, respectively. The recoverable amounts are determined based on fair value less costs to sell assessed by an independent valuer. The fair values are determined by reference to the market price.

In 2008, no impairment was recognized based on assessments.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

7.	PROPERTY, PLANT AND EQUIPMENT (CONT’D)

As of December 31, 2007, impairment losses of certain property, plant and equipment in Huaneng Shantou Power Plant amounting to RMB 49.04 million was reversed upon the disposal of related property, plant and equipment.

8.	INVESTMENTS IN ASSOCIATES

	2009	2008
Beginning of the year	8,758,235	8,731,490
Acquisition of equity interest in Shenzhen Energy Investment Co., Ltd. (“SEI”)	-	200
Acquisition of 10% equity interest in Shandong Rizhao Power Company Ltd. (“Rizhao Power Company”)	-	134,554
Establishment of Yangquan Coal Industry Group Huaneng Coal-fired power Investment Co., Ltd. (“Yangmei Huaneng Company”)	-	147,000
Additional investments in Yangmei Huaneng Company	343,000	-
Establishment of Huaneng Shidaowan Nuclear Power Development Co., Ltd. (“Shidaowan Nuclear Power”)	150,000	-
Establishment of Bianhai Railway Co., Ltd. (“Bianhai Railway”)	55,500	-
Share of other comprehensive income	8,795	3,096
Share of profit before income tax expense	1,008,784	187,518
Share of income tax expense	(252,620)	(114,830)
Dividends	(503,118)	(330,793)

End of the year	9,568,576	8,758,235

Investments in associates as of December 31, 2009 included goodwill of approximately RMB 1,490 million (2008: RMB 1,490 million).

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

8.	INVESTMENTS IN ASSOCIATES (CONT’D)

As of December 31, 2009, investments in associates of the Company and its subsidiaries, all of which are unlisted except for SEI which is listed in the Shenzhen Stock Exchange, were as follows:

Name of associate	Country of incorporation	Registered capital	Business nature and scope of operation	Percentage of equity interest held
		in Yuan or Dollar		Direct	Indirect

Rizhao Power Company	PRC	RMB1,245,587,900	Power generation	44%	-

Shenzhen Energy Group Co., Ltd. (“SEG”)	PRC	RMB955,555,556	Development, production and sale of regular energy, new energy and energy construction project, etc.	25%	-

SEI*	PRC	RMB2,202,495,332	Energy and investment in related industries	9.08%	-

Hebei Hanfeng Power Generation Limited Liability Company	PRC	RMB1,975,000,000	Power generation	40%	-

Chongqing Huaneng Lime Company Limited (“Lime Company”)	PRC	RMB50,000,000	Lime production and sale, construction materials, chemical engineering product	-	25%

Huaneng Finance	PRC	RMB2,000,000,000	Provision for financial service including fund deposit services, lending, finance lease arrangements, notes discounting and entrusted loans and investment arrangement within Huaneng Group	20%	-

Huaneng Sichuan Hydropower Co., Ltd.	PRC	RMB979,600,000	Development, investment, construction, operation and management of hydropower	49%	-

Yangmei Huaneng Company	PRC	RMB1,000,000,000	Investment, development, consulting and management services of coal and power generation projects	49%	-

Shidaowan Nuclear Power	PRC	RMB1,000,000,000	Preparation for construction of Yashuidui power plant project	30%	-

Bianhai Railway	PRC	RMB150,000,000	Railway construction, freight transportation, materials supplies, agency service, logistics and storage at coastal industrial base in Yingkou, Liaoning	37%	-

*
The Company holds 200 million shares, representing 9.08% shareholding of SEI, which is also the subsidiary of SEG, one of the Company’s associates. The Company considered the nature of the investment and classified this as an associate. The 200 million shares mentioned above are subject to a lock-up period of 3 years from the acquisition date. As there is no published price quotation for shares with such specific lock-up arrangement, there is no price information available for the disclosure purpose.

The gross amounts of operating results, assets and liabilities (excluding goodwill) of the associates of the Company and its subsidiaries were as follows:

	2009	2008

Assets	78,738,065	78,806,094

Liabilities	(49,216,096)	(51,201,920)

Operating revenue	20,108,958	7,937,524

Profit attributable to equity holders of associates	2,055,591	299,872

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

9.	INVESTMENTS IN SUBSIDIARIES
As of December 31, 2009, the investments in subsidiaries of the Company and its subsidiaries, all of which are unlisted, were as follows:

(i) Subsidiaries acquired from business combinations under common control

Name of subsidiary	Country of incorporation	Type of legal entity	Registered capital	Business nature and scope of operations	Percentage of equity interest held
			in Yuan or Dollar		Direct		Indirect
Huaneng (Suzhou Industrial Park) Power Generation Co. Ltd.	PRC	Limited liability company	RMB632,840,000	Power generation	75%		-

Huaneng Qinbei Power Co., Ltd.	PRC	Limited liability company	RMB810,000,000	Power generation	60%		-

Huaneng Yushe Power Generation Co., Ltd.	PRC	Limited liability company	RMB615,760,000	Power generation	60%		-

Huaneng Hunan Yueyang Power Generation Limited Liability Company (“Yueyang Power Company”)	PRC	Limited liability company	RMB1,055,000,000	Power generation	55%		-

Huaneng Chongqing Luohuang Power Generation Limited Liability Company	PRC	Limited liability company	RMB1,748,310,000	Power generation	60%		-

Huaneng Pingliang Power Generation Co., Ltd. (“Pingliang Power Company”)	PRC	Limited liability company	RMB924,050,000	Power generation	65%	6	-

Huaneng Nanjing Jinling Power Co., Ltd. (“Nanjing Jinling Power Company”)	PRC	Limited liability company	RMB1,302,000,000	Power generation	60%		-

Huaneng Qidong Wind Power Generation Co., Ltd.(“Qidong Wind Power”)	PRC	Limited liability company	RMB200,000,000	Development of wind power project, production and sales of electricity	65%		-

Tianjin Huaneng Yangliuqing Co-generation Limited Liability Company (“Yangliuqing Power Company”)	PRC	Limited liability company	RMB1,537,130,909	Power generation, heat supply	55%		-

Huaneng Beijing Co-generation Limited Liability Company (“Beijing Cogeneration”) (i)	PRC	Limited liability company	RMB1,600,000,000	Construction and operation of power plants and related construction projects	41%		-

The subsidiaries above and the Company are all controlled by Huaneng Group before and after the acquisitions.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

9.	INVESTMENTS IN SUBSIDIARIES (CONT’D)

As of December 31, 2009, the investments in subsidiaries of the Company and its subsidiaries, all of which are unlisted, were as follows: (cont’d)

(ii) Subsidiaries acquired from business combinations not under common control or acquired through other ways

Name of subsidiary	Country of incorporation	Type of legal entity	Registered capital	Business nature and scope of operations	Percentage of equity interest held
			in Yuan or Dollar		Direct	Indirect
Weihai Power Company	PRC	Limited liability company	RMB761,838,300	Power generation	60%	-

Huaneng Taicang Power Co., Ltd.	PRC	Limited liability company	RMB804,146,700	Power generation	75%	-

Huaneng Huaiyin Power Generation Co. Ltd. (“Huaiyin Power Company”)	PRC	Limited liability company	RMB265,000,000	Power generation	100%	-

Huaneng Huaiyin II Power Limited Company	PRC	Limited liability company	RMB930,870,000	Power generation	63.64%	-

Huaneng Xindian Power Co., Ltd.	PRC	Limited liability company	RMB100,000,000	Power generation	95%	-

Huaneng Shanghai Combined Cycle Power Limited Liability Company	PRC	Limited liability company	RMB699,700,000	Power generation	70%	-

Huaneng International Power Fuel Limited Liability Company	PRC	Limited liability company	RMB200,000,000	Wholesale of coal	100%	-

Huaneng Shanghai Shidongkou Power Generation Limited Liability Company (i)	PRC	Limited liability company	RMB990,000,000	Power generation	50%	-

Huade County Daditaihong Wind Power Utilization Limited Liability Company	PRC	Limited liability company	RMB5,000,000	Wind power development and utilization	99%	-

Huaneng Nantong Power Generation Limited Liability Company	PRC	Limited liability company	RMB1,560,000,000	Power generation	70%	-

Huaneng Yingkou Port Limited Liability Company (i)	PRC	Limited liability company	RMB720,235,000	Loading and conveying service	50%	-

Huaneng Hunan Xiangqi Hydropower Co., Ltd.	PRC	Limited liability company	RMB100,000,000	Construction, operation and management of hydropower and related projects	100%	-

Huaneng Yingkou Power Generation Limited Liability Company	PRC	Limited liability company	RMB830,000,000	Production and sales of electricity and heat	100%	-

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

9.	INVESTMENTS IN SUBSIDIARIES (CONT’D)

As of December 31, 2009, the investments in subsidiaries of the Company and its subsidiaries, all of which are unlisted, were as follows: (cont’d)

(ii) Subsidiaries acquired from business combinations not under common control or acquired through other ways (cont’d)

Name of subsidiary	Country of incorporation	Type of legal entity	Registered capital	Business nature and scope of operations	Percentage of equity interest held
			in Yuan or Dollar		Direct	Indirect
Zhuozhou Liyuan Cogeneration Co., Ltd.	PRC	Limited liability company	RMB5,000,000	Construction, operation and management of cogeneration power plants and related projects	100%	-

Kaifeng Xinli Power Generation Co., Ltd	PRC	Limited liability company	RMB146,920,000	Power generation	-	55%

SinoSing Power	Singapore	Limited liability company	US$985,000,100	Investment holding	100%	-

Tuas Power	Singapore	Limited liability company	S$1,178,050,000	Power generation and related byproducts, derivatives; developing power supply resources and operating electricity	-	100%

Tuas Power Supply Pte Ltd.	Singapore	Limited liability company	S$500,000	Power sales	-	100%

Tuas Power Generation Pte Ltd.	Singapore	Limited liability company	S$1,183,000,001	Power generation and related byproducts, derivatives; developing power supply resources, operating electricity and power sales	-	100%

Tuas Power Utilities Pte Ltd.	Singapore	Limited liability company	S$2	Provision of utility services	-	100%

TPGS Green Energy Pte Ltd.	Singapore	Limited liability company	S$1,000,000	Provision of utility services	-	75%

New Earth Pte Ltd.	Singapore	Limited liability company	S$10,111,841	Consultancy in waste recycling	-	60%

New Earth Singapore Pte Ltd.	Singapore	Limited liability company	S$12,516,050	Industrial waste management and recycling	-	75%

TP Utilities Pte Ltd.	Singapore	Limited liability company	S$1	Provision of utility services	-	100%

Note:
(i) Pursuant to agreements with other shareholders, the Company has controls over these entities.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

10.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

Available-for-sale financial assets represent the 1.56% (2008: 1.82%) equity interest in Yangtze Power and the 10% (2008: 10%) equity interest in Shanxi Xishan Jinxing Energy Co., Ltd. (“Jinxing Energy”). Yangtze Power is a listed company and Jinxing Energy is unlisted, both are incorporated in the PRC. As of December 31, 2009, the Company held approximately 171.71 million (2008: 171.71 million) shares of Yangtze Power. The fair value of Yangtze Power as of December 31, 2009 was determined based on the closing market price of RMB 13.36 per share quoted in the Shanghai Stock Exchange on the last trading day of 2009 (2008: trading of shares of Yangtze Power has been suspended as a result of a major assets restructuring since May 8, 2008. The fair value per share deriving from fair value of similar financial assets amounted to RMB 7.35.).

	2009	2008

Beginning of the year	1,524,016	3,462,158
Investment in Jinxing Energy	-	146,375
Revaluation gains / (loss)	1,031,956	(2,084,517)

End of the year	2,555,972	1,524,016

There were no impairment provisions on available-for-sale financial assets in 2007, 2008 and 2009.

11.	LAND USE RIGHTS

Details of land use rights are as follows:

	As of December 31,
	2009	2008

Outside Hong Kong, held on:

Leases of between 10 to 50 years	3,817,381	2,868,599
Leases of over 50 years	26,338	26,760

	3,843,719	2,895,359

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

12.	POWER GENERATION LICENCE

The movements in the carrying amount of power generation licence during the years are as follows:

	2009	2008

Beginning of the year	3,811,906	-

Movement:

Opening net book value	3,811,906	-
Acquisitions (Note 39)	-	4,073,278
Currency translation differences	86,215	(261,372)

Closing net book value	3,898,121	3,811,906

End of the year	3,898,121	3,811,906

Impairment test of power generation licence

Power generation licence belongs to the single CGU-Tuas Power. The recoverable amount of the CGU is determined based on value-in-use calculation. Management has based their assessment of recoverable amount on value-in-use calculations which includes cash flow projections of the CGU in Singapore electricity market in the following 20 years, together with an appropriate terminal value. The period of cash flows beyond 5 years was considered reasonable in the circumstances given that it approximates the useful lives of the underlying operating assets.

Key assumptions used for value-in-use calculation:

Management has assessed that, amongst all assumptions used in the value-in-use calculations, the most sensitive key assumption is the discount rate which was arrived at based on weighted average cost of capital. The discount rate applied in determining the recoverable amounts of the CGU was 6.9%. An absolute change in the discount rate of 0.5% would result in approximately RMB 1,531 million change in the recoverable amount of the CGU.

Other key assumptions include projection of its business performance based on estimation of future electricity tariffs, volume of electricity sold, fuel prices and other operating expenses, which are largely based on advices from the financial advisor engaged and an external study conducted by industry specialist to project the market demand and supply situation, as well as forward trend of electricity prices. On average, the growth and inflation rate of 2.8% and 1.1% respectively was used in consideration of future expansion plans and new development projects as part of the long term strategy. The growth rate used did not exceed the long term average growth rate for the Singapore market.

Based on the assessments, no impairment was provided for power generation licence.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
 (Amounts expressed in thousands of RMB unless otherwise stated)

13.	DERIVATIVE FINANCIAL INSTRUMENTS

Details of derivative financial instruments are as follows:

	As of December 31,
	2009	2008
Derivative financial assets
－Cash flow hedge (fuel oil swap contracts)	151,286	(17,008)
－Cash flow hedge (exchange forwards contracts)	-	1,767
－Cash flow hedge (interest rate swap contracts)	39,586	-
－Financial instruments at fair value through profit or loss (fuel oil swap contracts)	(4,123)	30,720
Total	186,749	15,479

Less: non-current portion
－Cash flow hedge (fuel oil swap contracts)	5,277	-
－Cash flow hedge (interest rate swap contracts)	39,586	-
Total non-current portion	44,863	-
Current portion	141,886	15,479

Derivative financial liabilities
－Cash flow hedge (fuel oil swap contracts)	(1,368)	540,519
－Cash flow hedge (exchange forward contracts)	9,345	12,379
－Financial instruments at fair value through profit or loss (fuel oil swap contracts)	6,276	6,786
Total	14,253	559,684

Less: non-current portion
－Cash flow hedge (fuel oil swap contracts)	-	17,242
－Cash flow hedge (exchange forwards contracts)	850	-
Total non-current portion	850	17,242
Current portion	13,403	542,442

For the year ended December 31, 2009 and 2008, no material ineffective portion was recognized in the profit or loss arising from cash flow hedges.

An overseas subsidiary of the Company uses exchange forward contracts to hedge its foreign exchange risk arising from highly probable forecast purchase transactions. The subsidiary also uses fuel oil swap contracts to hedge its fuel price risk arising from highly probable forecast purchases of fuel purchases.

The Company uses an interest rate swap contract to hedge its interest rate risk against one of its variable-rate loans. The notional principal amount of the outstanding interest rate swap contract as of December 31, 2009 was US$ 400 million (2008: N/A). Through this arrangement, the Company pays an annual fixed interest at 4.40% while the original annual floating interest expense (6-month LIBOR+1%) attached in the loan is offset by the receivable leg of the interest rate swap. Such a swap is settled on a quarterly basis from September 2009 to September 2019.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

13.	DERIVATIVE FINANCIAL INSTRUMENTS (CONT’D)

The analysis of contractual cash inflows / (outflows) of major derivative financial instruments are as follows:

		Cash flows
	Carrying Amount	Contractual cash flows	Within 1 year	Between 1 to 2 years	Between 2 to 3 years
As of December 31, 2009
Derivative financial assets
Fuel derivatives used for hedging (net settlement)	147,163	147,163	141,889	4,326	948

Derivative financial liabilities
Fuel derivatives used for hedging (net settlement)	4,908	(4,908)	(4,908)	-	-
Forward exchange contracts used for hedging
- inflow		2,684,751	2,641,444	39,433	3,874
- outflow		(2,712,479)	(2,668,293)	(40,230)	(3,956)
	9,345	(27,728)	(26,849)	(797)	(82)

As of December 31, 2008
Derivative financial assets
Fuel derivatives used for hedging (net settlement)	13,712	13,712	14,668	(238)	(718)
Forward exchange contracts used for hedging
- inflow		190,120	144,230	44,887	1,003
- outflow		(189,906)	(143,231)	(45,762)	(913)
	1,767	214	999	(875)	90

Derivative financial liabilities
Fuel derivatives used for hedging (net settlement)	547,305	(547,305)	(529,671)	(17,634)	-
Forward exchange contracts used for hedging
- inflow		2,068,406	2,044,632	21,084	2,690
- outflow		(2,114,248)	(2,090,716)	(20,894)	(2,638)
	12,379	(45,842)	(46,084)	190	52

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

14.	GOODWILL

The movements in the carrying amount of goodwill during the years are as follows:

As of December 31, 2007

Cost	555,266

Movement in 2008:

Opening net book value	555,266
Acquisitions	11,408,202
Impairment charge	(130,224)
Currency translation differences	(725,148)

Closing net book value	11,108,096

As of December 31, 2008

Cost	11,238,320
Accumulated impairment loss	(130,224)

Net book value	11,108,096

Movement in 2009:

Opening net book value	11,108,096
Acquisitions (Note 39)	263,708
Currency translation differences	239,194

Closing net book value	11,610,998

As of December 31, 2009

Cost	11,741,222
Accumulated impairment loss	(130,224)

Net book value	11,610,998

Impairment tests for goodwill

Goodwill is allocated to the CGUs of the Company and its subsidiaries.

The carrying amounts of significant goodwill allocated to individual CGUs which all of them belonged to power segment are as follows:

	2009	2008

Yueyang Power Company	100,907	100,907
Pingliang Power Company	107,735	107,735
Tuas Power	10,903,073	10,663,879
Beijing Cogeneration	103,286	-
Yangliuqing Power Company	151,459	-

The recoverable amount of a CGU is determined based on value-in-use calculations. For domestic CGUs, these calculations use cash flow projections based on management’s financial budgets covering a five-year period. The Company expects cash flows beyond the five-year period will be similar to that of the fifth year based on existing production capacity. In connection to the goodwill arising from acquisition of Tuas Power, management has based its assessment of recoverable amount on value-in-use calculations which includes cash flow projections of the CGU in Singapore electricity market in the following 20 years, together with an appropriate terminal value. The period of cash flows beyond 5 years was considered reasonable in the circumstances given that it approximates the useful lives of the underlying operating assets. On average, the growth and inflation rate of 2.8% and 1.1% respectively was used in consideration of future expansion plans and new development projects as part of the long term strategy. The growth rate used did not exceed the long term average growth rate for the Singapore market.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

14.	GOODWILL (CONT’D)

Impairment tests for goodwill (cont’d)

Discount rates used for value-in-use calculations:

Yueyang Power Company	8.7%
Pingliang Power Company	8.7%
Tuas Power	6.9%
Beijing Cogeneration	8.7%
Yangliuqing Power Company	8.7%

Key assumptions used for value-in-use calculations:

Key assumptions applied in the impairment tests include the expected tariff rates, demands of electricity in specific regions where these power plants are located and fuel cost. Management determined these key assumptions based on past performance and its expectations on market development. The discount rates used reflect specific risks relating to individual CGUs. Management believes that any reasonably possible change in any of these key assumptions on which recoverable amounts of individual CGUs are based may cause carrying amounts of individual CGUs to exceed their recoverable amounts.

In 2009 and 2007, no goodwill was impaired. In 2008, based on the assessments, except for the goodwill arising from acquisition of Huaiyin Power Company, no goodwill was impaired. The management expects to shut down generators of Huaiyin Power Company in the future, full impairment of related goodwill was provided based on the result of impairment test.

15.	OTHER NON-CURRENT ASSETS

Details of other non-current assets are as follows:

	As of December 31,
	2009	2008

Intangible assets	403,074	91,369
Deferred housing loss	29,312	54,963
Prepayments for switchhouse and metering station	16,894	17,746
Prepaid connection fees	124,007	144,932
Prepaid territorial waters use right	146,042	149,097
Finance lease receivable	148,637	97,776
Prepayments for equipments	-	155,732
Others	155,130	36,457
Total	1,023,096	748,072

The intangible assets consist of software, patented technologies and land use right granted by government.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

16.	INVENTORIES

Inventories comprised:

	As of December 31,
	2009	2008

Fuel (coal and oil) for power generation	2,986,233	3,986,445
Material and supplies	1,283,431	1,328,951
	4,269,664	5,315,396
Less: provision for inventory obsolescence	(185,678)	(145,549)

	4,083,986	5,169,847

Movements of provision for inventory obsolescence during the years are analyzed as follows:

	2009	2008

Beginning of the year	(145,549)	(30,147)
Acquisitions	(8,380)	(119,630)
Provision	(31,023)	(4,326)
Write-offs	736	354
Reversal	1,134	425
Currency translation differences	(2,596)	7,775

End of the year	(185,678)	(145,549)

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

17.	OTHER RECEIVABLES AND ASSETS

Other receivables and assets comprised the following:

	As of December 31,
	2009	2008

Prepayments for inventories	783,672	307,494
Prepayments for constructions	407,920	275,085
Prepayments for investments	387,000	30,000
Prepaid income tax	40,815	172,758
Others	41,792	208,869
Total prepayments	1,661,199	994,206
Staff advances	13,032	11,421
Dividend receivables	-	-
Others	638,399	293,143
Subtotal other receivables	651,431	304,564
Less: provision for doubtful accounts	(38,628)	(26,292)
Total other receivables, net	612,803	278,272

VAT recoverable	2,194,938	-

Gross total	4,507,568	1,298,770
Net total	4,468,940	1,272,478

Please refer to Note 34 for details of other receivables and assets due from the related parties.

The gross amounts of other receivables and assets of the Company and its subsidiaries are denominated in the following currencies:

	As of December 31,
	2009	2008
RMB	4,424,479	1,276,814
S$ (RMB equivalent)	82,686	9,556
US$ (RMB equivalent)	403	287
JPY (RMB equivalent)	-	12,028
AUD(RMB equivalent)	-	85

Total	4,507,568	1,298,770

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

17.	OTHER RECEIVABLES AND ASSETS (CONT’D)

Other receivables and assets do not contain significant impaired assets. Movements of provision for doubtful accounts during the years are analyzed as follows:

	2009	2008

Beginning of the year	(26,292)	(30,463)
Additions from acquisitions	(15,602)	-
Provision	(1)	-
Reversal	18	1,719
Write-off	3,249	2,452

End of the year	(38,628)	(26,292)

As of December 31, 2009, there was no indication of impairment relating to other receivables which were not past due and no provision was made. Other receivables of RMB 89 million (2008: RMB 68 million) were past due but not impaired. These receivables were contracts bounded with repayment terms on demand. The ageing analysis of these other receivables was as follows:

	As of December 31,
	2009	2008
Between 1 to 2 years	28,455	14,057
Between 2 to 3 years	11,902	13,428
Over 3 years	48,743	40,371
	89,100	67,856

As of December 31, 2009, other receivables of RMB 45 million (2008: RMB 30 million) were impaired. The individually impaired receivables have been long outstanding without any repayment agreements in place or possibility of renegotiation. It was assessed that a portion of the receivables is expected to be recovered. The ageing of these other receivables was as follows:

	As of December 31,
	2009	2008
Between 2 to 3 years	-	3,023
Over 3 years	44,874	26,570
	44,874	29,593

18.	ACCOUNTS RECEIVABLE

Accounts receivable comprised the following:

	As of December 31,
	2009	2008

Accounts receivable	9,717,681	7,153,834
Notes receivable	351,630	666,255
	10,069,311	7,820,089

Less: provision for doubtful accounts	(26,408)	(25,589)

	10,042,903	7,794,500

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

18.	ACCOUNTS RECEIVABLE (CONT’D)

The gross amounts of account receivables of the Company and its subsidiaries are denominated in the following currencies:

	As of December 31,
	2009	2008
RMB	9,167,806	6,803,558
S$ (RMB equivalent)	817,416	1,014,725
US$ (RMB equivalent)	84,089	1,806

Total	10,069,311	7,820,089

The Company and its subsidiaries usually grant about one month’s credit period to local power grid customers from the end of the month in which the sales are made, except for SinoSing Power which credit period ranged from 5 to 60 days from the dates of billing. As of December 31, 2009, accounts receivable (within one month and no provision) of the Company and its subsidiaries amounted to approximately RMB 1,032 million (2008: RMB 505 million) was secured to a bank as collateral against a short-term loan of RMB 698 million. (2008: RMB 500 million) (Note 28).

Movements of provision for doubtful accounts during the years are analyzed as follows:

	2009	2008

Beginning of the year	(25,589)	(50,573)
Provision	(1,110)	(26,296)
Reversal	416	13,626
Write-off	-	36,947
Currency translation differences	(125)	707

End of the year	(26,408)	(25,589)

Ageing analysis of accounts receivable was as follows:

	As of December 31,
	2009	2008

Within 1 year	10,035,455	7,819,926
Between 1 to 2 years	29,726	-
Between 2 to 3 years	-	12
Over 3 years	4,130	151

	10,069,311	7,820,089

As of December 31, 2009, the maturity period of the notes receivable ranged from 3 to 7 months (2008: from 4 to 7 months).

As of December 31, 2009, accounts receivable of RMB 26 million (2008: RMB 26 million) were impaired, due to the bankruptcy of the clients. The amount of the provision was RMB 26 million as of December 31, 2009 (2008: RMB 26 million). The ageing of these accounts receivable was as follows:

	As of December 31,
	2009	2008

Between 1 to 2 years	1,143	25,589
Between 2 to 3 years	25,265	-
Over 3 years	-	-
	26,408	25,589

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

18.	ACCOUNTS RECEIVABLE (CONT’D)

As of December 31, 2009, there was no indication of impairment relating to accounts receivable which were not past due and no provision was made. Accounts receivable of RMB 10 million (2008: RMB 20 million) were past due but not impaired. These mainly related to overdue notes receivable which will be collected when related supporting documents are provided. The ageing analysis of these accounts receivable was as follows:

	As of December 31,
	2009	2008
2 months to 1 year	9,611	19,423
Between 1 to 2 years	-	-
Between 2 to 3 years	-	12
Over 3 years	-	151
	9,611	19,586

19.	SHARE CAPITAL

	As of December 31, 2009	As of December 31, 2008
A shares, par value of RMB 1.00 each	9,000,000	9,000,000
Overseas listed foreign shares, par value of RMB 1.00 each	3,055,383	3,055,383
Total	12,055,383	12,055,383

As of December 31, 2009, the authorized share capital of the Company was approximately RMB 12,055 million (2008: RMB 12,055 million), divided into 12,055,383,440 (2008: 12,055,383,440) shares of RMB 1.00 (2008: RMB 1.00) each.

All shares issued by the Company were fully paid. The holders of domestic shares and overseas listed foreign shares, with minor exceptions, are entitled to the same economic and voting rights. Of the issued A shares, 5,933,596,773 shares (2008: 5,933,596,773 shares) are freely tradable while the remaining A shares can only be traded after lock-up periods.

20.	SURPLUS RESERVES

According to the Company Law of the PRC, the Company’s articles of association and board resolutions, the Company appropriates 10% of each year’s net profit to the statutory surplus reserve until such a reserve reaches 50% of the registered share capital when the Company can opt out. Upon the approval from relevant authorities, this reserve can be used to make up any losses incurred or to increase share capital. Except for offsetting against losses, this reserve cannot fall below 25% of the share capital after being used to increase share capital. According to the Company’s articles of association and board resolutions on March 23, 2010, the Company intends to appropriate 10% of this year’s net profit under PRC GAAP to the statutory surplus reserve, accounting to approximately RMB 508 million (2008: no appropriation made as a result of loss-making; 2007:10% of net profit).

Appropriation of discretionary surplus reserve is proposed by the Board of Directors, and approved by the general meeting of shareholders. This reserve can be used to make up any losses incurred in prior years or to increase the share capital after obtaining relevant approvals. For the year ended December 31, 2009, no provision was made to the discretionary surplus reserve (2008 and 2007: nil).

According to the articles of association, distributable profit of the Company is derived based on the lower of amounts determined in accordance with (a) the PRC accounting standards and (b) IFRS. The amount of distributable profit resulting from the current year operation for the year ended December 31, 2009 was approximately RMB 4.93 billion (2008: nil; 2007: RMB 5.40 billion). The cumulative balance of distributable profit as of December 31, 2009 was approximately RMB 13.831 billion (2008: RMB 9.914 billion).

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

21.	DIVIDENDS

On March 23, 2010, the Board of Directors proposed a cash dividend of RMB 0.21 per share, totaling approximately RMB 2,531.6 million. This proposal is subject to the approval of the shareholders at the annual general meeting. These financial statements do not reflect this dividends payable, which will be accounted for in shareholders’ equity as an appropriation of retained earnings for the year ending December 31, 2010.

On June 18, 2009, upon the approval from the annual general meeting of the shareholders, the Company declared 2008 final dividend of RMB 0.10 (2007 final dividend: RMB 0.30) per ordinary share, totaled approximately RMB 1,206 million (2008: RMB 3,606 million).

22.	LONG-TERM LOANS

Long-term loans comprised the following:

	As of December 31,
	2009	2008
Loans from Huaneng Group (a)	800,000	2,800,000
Bank loans (b)	72,052,664	62,509,065
Other loans (c)	7,664,339	263,536
	80,517,003	65,572,601
Less: Current portion of long-term loans	(9,250,248)	(6,545,420)
	71,266,755	59,027,181

(a)	Loans from Huaneng Group

Details of loans from Huaneng Group of the Company and its subsidiaries are as follows:

	As of December 31, 2009
	Original currency	RMB equivalent	Less: Current portion	Non-current portion	Annual interest rate
	’000
Loans from Huaneng Group
Unsecured
RMB
- Fixed rate	800,000	800,000	-	800,000	4.05%-4.60%

	As of December 31, 2008
	Original currency	RMB equivalent	Less: Current portion	Non-current portion	Annual interest rate
	’000
Loans from Huaneng Group
Unsecured
RMB
- Fixed rate	2,800,000	2,800,000	-	2,800,000	4.32%-5.67%

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

22.	LONG-TERM LOANS (CONT’D)

	(b)	Bank loans

Details of bank loans of the Company and its subsidiaries are as follows:

	As of December 31, 2009
	Original currency	RMB equivalent	Less: Current portion	Non-current portion	Annual interest rate
	’000
Bank loans
Unsecured
RMB
- Fixed rate	48,971,239	48,971,239	(8,316,379)	40,654,860	3.60%-7.56%
US$
- Fixed rate	225,791	1,541,744	(648,187)	893,557	5.95%-6.97%
- Variable rate	816,208	5,573,234	(43,204)	5,530,030	1.44%-3.57%
S$
- Variable rate	3,074,120	14,941,760	(77,444)	14,864,316	2.41%-2.46%
€
- Fixed rate	104,591	1,024,687	(91,539)	933,148	2.00%-2.15%
		72,052,664	(9,176,753)	62,875,911

	As of December 31, 2008
	Original currency	RMB equivalent	Less: Current portion	Non-current portion	Annual interest rate
	’000
Bank loans
Unsecured
RMB
- Fixed rate	50,112,930	50,112,930	(5,757,660)	44,355,270	3.60%-7.74%
US$
- Fixed rate	321,710	2,198,760	(655,570)	1,543,190	5.95%-6.97%
- Variable rate	1,312,055	8,967,373	(43,245)	8,924,128	2.61%-5.15%
S$
- Variable rate	145,745	692,727	-	692,727	2.41%-2.74%
€
- Fixed rate	55,624	537,275	(51,406)	485,869	2.00%
		62,509,065	(6,507,881)	56,001,184

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

22.	LONG-TERM LOANS (CONT’D)

	(c)	Other loans

Details of other loans of the Company and its subsidiaries are as follows:

	As of December 31, 2009
	Original currency	RMB equivalent	Less: Current portion	Non-current portion	Annual interest rate
	’000
Other loans
Unsecured
RMB
- Fixed rate	7,573,000	7,573,000	(36,420)	7,536,580	4.05%-5.35%
US$
- Variable rate	4,286	29,263	(19,508)	9,755	2.99%-5.87%
S$
- Variable rate	7,350	35,725	-	35,725	4.25%
JPY
- Variable rate	357,143	26,351	(17,567)	8,784	2.76%-5.80%
		7,664,339	(73,495)	7,590,844

	As of December 31, 2008
	Original currency	RMB equivalent	Less: Current portion	Non-current portion	Annual interest rate
	’000
Other loans
Unsecured
RMB
- Fixed rate	130,000	130,000	-	130,000	5.10%
US$
- Variable rate	7,143	48,818	(19,527)	29,291	3.24%-5.87%
S$
- Variable rate	8,350	39,688	-	39,688	4.25%
JPY
- Variable rate	595,238	45,030	(18,012)	27,018	1.31%-5.80%
		263,536	(37,539)	225,997

As of December 31, 2009, the balance of other long-term loans that drawn from Huaneng Finance amounted to approximately RMB 230 million (2008: RMB 130 million) with annual interest rate of 4.86% (2008: 5.10%).

As of December 31, 2009, the balance of other long-term loans that drawn from Huaneng New Energy Industrial Holding Limited Company (“Huaneng New Energy”) amounted to approximately RMB 343 million with annual interest rate of 5.35%. (2008: Nil)

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

22.	LONG-TERM LOANS (CONT’D)

The maturity of long-term loans is as follows:

	Loans from Huaneng Group		Bank loans		Other loans
	As of December 31,		As of December 31,		As of December 31,
	2009	2008	2009	2008	2009	2008

1 year or less	-	-	9,176,753	6,507,881	73,495	37,539
More than 1 year but not more than 2 years	-	-	11,200,847	14,728,355	2,184,960	37,539
More than 2 years but not more than 3 years	-	-	9,362,619	9,549,310	5,136,420	148,770
More than 3 years but not more than 4 years	800,000	-	4,021,916	4,555,384	36,420	-
More than 4 years but not more than 5 years	-	800,000	4,665,916	8,046,147	36,420	-
More than 5 years	-	2,000,000	33,624,613	19,121,988	196,624	39,688
	800,000	2,800,000	72,052,664	62,509,065	7,664,339	263,536

Less: amount due within 1 year included under current liabilities	-	-	(9,176,753)	(6,507,881)	(73,495)	(37,539)

	800,000	2,800,000	62,875,911	56,001,184	7,590,844	225,997

The analysis of the above is as follows:

	As of December 31,
	2009	2008

Loans from Huaneng Group
- Wholly repayable within five years	800,000	800,000
- Not wholly repayable within five years	-	2,000,000
	800,000	2,800,000

Bank loans
- Wholly repayable within five years	30,509,912	36,866,955
- Not wholly repayable within five years	41,542,752	25,642,110
	72,052,664	62,509,065

Other loans
- Wholly repayable within five years	7,285,614	223,848
- Not wholly repayable within five years	378,725	39,688
	7,664,339	263,536

The interest payment schedule of long-term loans in the future years are summarized as follows:

	As of December 31,
	2009	2008

1 year or less	3,702,854	4,475,483
More than 1 year but not more than 2 years	2,815,074	2,806,836
More than 2 years but not more than 5 years	5,094,834	5,291,741
More than 5 years	7,236,737	4,973,166

Total	18,849,499	17,547,226

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

23.	LONG-TERM BONDS

The Company issued bonds with maturity of 5 years, 7 years and 10 years in December 2007 with face values of RMB 1 billion, RMB 1.7 billion and RMB 3.3 billion bearing annual interest rates of 5.67%, 5.75% and 5.90%, respectively. The total actual proceeds received by the Company were approximately RMB5.885 billion. These bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rates of those bonds are 6.13%, 6.10% and 6.17%, respectively. Interest paid per annum during the tenure of the bonds are RMB 57 million, RMB 98 million and RMB 195 million. As of December 31, 2009, interest payables for these bonds above amounted to approximately RMB 6.79 million (2008: RMB 6.79 million).

The Company issued bonds with maturity of 10 years in May 2008 with face value of RMB 4 billion bearing annual interest rate of 5.20%. The actual proceeds received by the Company were approximately RMB 3.933 billion. These bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rate of bond is 5.42%. Interest paid per annum during the tenure of the bonds is RMB 208 million. As of December 31, 2009, interest payable for these bonds above amounted to approximately RMB 134.19 million (2008: RMB 134.19 million).

Please refer to Note 34(c) for details of long-term bonds of the Company guaranteed by HIPDC and state-owned banks.

The Company issued medium-term notes with maturity of 5 years in May 2009 with face value of RMB 4 billion bearing annual interest rate of 3.72%. The actual proceeds received by the Company were approximately RMB 3.940 billion. These notes are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the notes fall due. The annual effective interest rate of these notes is 4.06%. Interest paid per annum during the tenure of the notes is RMB 149 million. As of December 31, 2009, interest payable for these notes above amounted to approximately RMB 94.17 million.

24.	OTHER NON-CURRENT LIABILITIES

	As of December 31,
	2009	2008
Environmental subsidies(a)	610,161	532,887
Other	140,208	88,035
	750,369	620,922

(a) Such grants represented primarily subsidies for the construction of desulphurization equipment and other environmental protection projects.

In 2009, the government grants which were credited to the statement of comprehensive income amounted to RMB 53.33 million (2008 and 2007: RMB 22.05 million and RMB14.57 million).

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

25.	ACCOUNTS PAYABLE AND OTHER LIABILITIES

Accounts payable and other liabilities comprised:

	As of December 31,
	2009	2008
Accounts and notes payable	4,386,461	3,009,966
Amounts received in advance	932,625	877,287
Payables to contractors for construction	5,812,941	4,304,810
Other payables to contractors	932,092	444,927
Advances from Yingkou Port Bureau	-	720,235
Accrued interest	558,494	469,823
Accrued pollutants discharge fees	75,303	64,367
Accrued water-resources fees	59,272	48,253
Accrued service fee of intermediaries	43,217	45,355
Others	1,724,215	882,457
	14,524,620	10,867,480

Please refer to Note 34 for details of accounts payable and other liabilities due to the related parties.

The carrying amounts of accounts payable and other liabilities of the Company and its subsidiaries are denominated in the following currencies:

	As of December 31,
	2009	2008
RMB	13,532,676	9,655,505
S$ (RMB equivalent)	433,844	437,590
US$ (RMB equivalent)	525,152	651,487
JPY (RMB equivalent)	32,948	122,764
GBP (RMB equivalent)	-	134

Total	14,524,620	10,867,480

The ageing analysis of accounts and notes payable was as follows:

	As of December 31,
	2009	2008
Accounts and notes payable
Within 1 year	4,365,569	2,967,346
Between 1 to 2 years	5,875	29,558
Over 2 years	15,017	13,062
Total	4,386,461	3,009,966

26.	TAXES PAYABLES

Taxes payable comprise:

	As of December 31,
	2009	2008

VAT payable	237,422	280,922
Income tax payable	292,509	21,357
Others	120,869	118,185
	650,800	420,464

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

27.	SHORT-TERM BONDS

The Company issued unsecured short-term bonds with face values of RMB 5 billion and RMB 5 billion bearing annual interest rates of 1.88% and 2.32% on February 24, 2009 and on September 9, 2009, respectively. Such bonds are denominated in RMB and issued at face value and will mature in 365 days and 270 days from the issuance date. The annual effective interest rates of those bonds are 2.29% and 2.87%, respectively. As of December 31, 2009, interest payables for these bonds above amounted to approximately RMB 116.05 million.

The Company issued unsecured short-term bonds amounting to RMB 5 billion bearing annual interest rate of 4.83% on July 25, 2008. Such bonds are denominated in RMB and issued at face value and was mature in 365 days from the issuance date. The annual effective interest rate of this bond is 5.25%. As of December 31, 2009, such short-term bonds were fully repaid on schedule.

28.	SHORT-TERM LOANS

Short-term loans are as follows:

	As of December 31, 2009			As of December 31, 2008
	Original currency	RMB equivalent	Annual interest rate	Original currency	RMB equivalent	Annual interest rate
	’000			’000
Secured
RMB
- Fixed rate	698,362	698,362	3.89%-4.54%	500,000	500,000	4.54%
- Fixed rate-discounted notes receivable	141,594	141,594	2.28%-5.70%	884,957	884,957	2.28%-7.92%
$$
- Variable rate	-	-	-	2,246,482	10,677,531	1.84%-2.25%

		839,956			12,062,488

Unsecured
RMB
- Fixed rate	23,885,000	23,885,000	3.79%-7.47%	16,683,000	16,683,000	4.54%-7.47%

$$
- Variable rate	1,000	4,860	1.81%-2.10%	-	-	-
		23,889,860			16,683,000

		24,729,816			28,745,488

As of December 31, 2009, secured short-term loans of RMB 142 million (2008: RMB 885 million) represented the discounted notes receivable with recourse. As these notes receivable were yet to mature, the proceeds received were recorded as short-term loans.

As of December 31, 2008, secured short-term loan of RMB 10,678 million was secured by the shares of a subsidiary of the SinoSing Power. Such loans were repaid during 2009. As of December 31, 2009, secured short-term loans of RMB 698 million (2008: RMB 500 million) is secured by accounts receivable of the Company with net book value amounting to RMB 1,032 million (2008: RMB 505 million).

As of December 31, 2009, short-term loans from Huaneng Finance amounted to RMB 100 million (2008: RMB 1,290 million). For the year ended December 31, 2009, the annual interest rates for these loans ranged from 4.78% to 6.72% (2008: from 4.78% to 7.47%).

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

29.	DEFERRED INCOME TAX

Periods which deferred income tax assets and liabilities are expected to recover and realize are as follows:

	As of December 31,
	2009	2008

Deferred income tax assets:
- Deferred income tax assets to be recovered after more than 12 months	771,134	441,273
- Deferred income tax assets to be recovered within 12 months	285,599	329,633
	1,056,733	770,906

Deferred income tax liabilities:
- Deferred income tax liabilities to be realized after more than 12 months	(2,359,869)	(1,749,712)
- Deferred income tax liabilities to be realized within 12 months	(161,493)	(76,067)
	(2,521,362)	(1,825,779)

	(1,464,629)	(1,054,873)

The offset amounts of deferred income tax assets and liabilities are as follows:

	As of December 31,
	2009	2008

Deferred income tax assets	374,733	316,699
Deferred income tax liabilities	(1,839,362)	(1,371,572)

	(1,464,629)	(1,054,873)

The gross movement on the deferred income tax accounts is as follows:

	2009	2008

Beginning of the year	(1,054,873)	(880,891)
Acquisitions (Note 39)	(279,569)	(1,162,824)
Credited to profit and loss (Note 31)	295,372	288,288
(Charged) / Credited to other comprehensive income	(392,430)	626,222
Currency translation differences	(33,129)	74,332

End of the year	(1,464,629)	(1,054,873)

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

The movements in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdictions, are as follows:

Deferred income tax assets:

	Hedging reserve	Amortization of land use rights	Provision for impairment losses	Depreciation	Accrued expenses	Tax refund on purchase of domestically manufactured equipment	Deductible tax losses	Others	Total

As of January 1, 2008	-	16,681	45,530	37,170	8,197	126,742	10,913	52,069	297,302
Acquisitions	(15,399)	-	-	569	-	-	-	22,599	7,769
Credited / (Charged) to profit and loss	2,944	(265)	(11,609)	2,162	5,045	(15,483)	325,872	44,105	352,771
Credited to other comprehensive income	116,956	-	-	-	-	-	-	-	116,956
Currency translation differences	(2,236)	-	-	(118)	-	-	-	(1,538)	(3,892)
As of December 31, 2008	102,265	16,416	33,921	39,783	13,242	111,259	336,785	117,235	770,906
Acquisitions	-	-	9,000	29,738	-	-	-	5,401	44,139
Credited / (Charged) to profit and loss	5,405	(294)	166,790	(1,555)	72,670	235,111	(182,437)	52,994	348,684
Charged to other comprehensive income	(106,150)	-	-	-	-	-	-	-	(106,150)
Currency translation differences	(1,520)	-	431	75	-	-	-	168	(846)
As of December 31, 2009	-	16,122	210,142	68,041	85,912	346,370	154,348	175,798	1,056,733

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

29.	DEFERRED INCOME TAX (CONT’D)

The movements in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdictions, are as follows: (cont’d)

Deferred income tax liabilities:

	Hedging reserve	Fair value gains	Amortization of goodwill and negative goodwill	Amortization of land use rights	Depreciation	Power generation licence	Others	Total

As of January 1, 2008	-	(608,750)	(153,776)	(67,129)	(345,480)	-	(3,058)	(1,178,193)
Acquisitions	-	-	-	(76,600)	(365,261)	(728,732)	-	(1,170,593)
Credited / (Charged) to profit and loss	-	-	43,292	3,365	(91,277)	-	(19,863)	(64,483)
Credited / (Charged) to other comprehensive income	-	521,129	-	-	-	-	(11,863)	509,266
Currency translation differences	-	-	-	4,829	26,503	46,761	131	78,224
As of December 31, 2008	-	(87,621)	(110,484)	(135,535)	(775,515)	(681,971)	(34,653)	(1,825,779)
Acquisitions	-	-	-	(273,469)	(50,239)	-	-	(323,708)
Credited / (Charged) to profit and loss	-	-	47,988	8,909	(154,090)	37,536	6,345	(53,312)
Charged to other comprehensive income	(28,291)	(257,989)	-	-	-	-	-	(286,280)
Currency translation differences	-	-	-	(1,307)	(16,760)	(14,216)	-	(32,283)
As of December 31, 2009	(28,291)	(345,610)	(62,496)	(401,402)	(996,604)	(658,651)	(28,308)	(2,521,362)

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

	As of December 31,
	2009	2008

Year of expiry

2009	N/A	8,502
2010	-	69,804
2011	-	44,038
2012	2,432	269,160
2013	710,974	2,530,945
2014	481,107	N/A

	1,194,513	2,922,449

30.	ADDITIONAL FINANCIAL INFORMATION ON BALANCE SHEETS

As of December 31, 2009, the net current liabilities of the Company and its subsidiaries amounted to approximately RMB 35,392 million (2008: RMB 32,468 million). On the same date, total assets less current liabilities were approximately RMB 138,306 million (2008: RMB 113,432 million).

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

31.	INCOME TAX EXPENSE

Income tax expense comprised:

	For the year ended December 31,
	2009	2008	2007

Current income tax expense	889,159	48,565	1,033,570
Deferred income tax (Note 29)	(295,372)	(288,288)	(195,300)

	593,787	(239,723)	838,270

No Hong Kong profits tax has been provided as there were no estimated assessable profits in Hong Kong for the year (2008 and 2007: nil). The reconciliation of the effective income tax rate from the statutory income tax rate is as follows:

	For the year ended December 31,
	2009	2008	2007

Average statutory tax rate	20.82%	20.06%	18.03%
Effect of tax holiday	(1.54%)	(1.21%)	(3.86%)
Tax credit relating to domestically manufactured equipment*	-	(2.52%)	(2.24%)
Deductible tax loss not recognized as deferred income tax assets in the current year	1.76%	(9.67%)	0.58%
Utilization of previously unrecognized tax losses	(7.18%)	-	(0.56%)
Impact of the tax rate differential on existing deferred income tax balance	(3.52%)	1.32%	(0.61%)
Others	0.07%	(2.98%)	0.11%

Effective tax rate	10.41%	5.00%	11.45%
*	This represented tax credit granted to certain power plants on their purchases of certain domestically manufactured equipment upon the approval of the tax bureaus.

The average statutory tax rate for the years ended December 31, 2009, 2008 and 2007 represented the weighted average tax rate of the Company and its subsidiaries calculated on the basis of the relative amounts of profit before tax and the applicable statutory tax rates.

The aggregated effect of the tax holiday was approximately RMB 88 million for the year ended December 31, 2009 (2008 and 2007: RMB 58 million and RMB 282 million).

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

32.	EARNINGS / (LOSS) PER SHARE

The basic earnings / (loss) per share is calculated by dividing the consolidated net profit / (loss) attributable to the shareholders of the Company by the weighted average number of the Company’s outstanding ordinary shares during the year:

	2009	2008	2007

Consolidated net profit / (loss) attributable to shareholders of the Company	4,929,544	(3,937,688)	6,161,127
Weighted average number of the Company’s outstanding ordinary shares	12,055,383	12,055,383	12,055,383
Basic earnings / (loss) per share	0.41	(0.33)	0.51

There was no dilutive effect on earnings / (loss) per share since the Company had no dilutive potential ordinary shares for the years ended December 31, 2009, 2008 and 2007.

33.	NOTES TO CONSOLIDATED STATEMENT OF CASH FLOWS

Bank balances and cash comprised the following:

	As of December 31,
	2009	2008	2007

Restricted cash	225,068	199,248	220,495
Cash and cash equivalents	5,226,982	5,566,625	7,312,265
Total	5,452,050	5,765,873	7,532,760

The bank balances and cash of the Company and its subsidiaries are denominated in the following currencies:

	As of December 31,
	2009	2008	2007

RMB	3,391,121	4,438,146	7,374,824
S$(RMB equivalent)	1,579,518	1,164,861	-
US$ (RMB equivalent)	475,458	156,762	157,936
JPY(RMB equivalent)	5,953	6,104	-

Total	5,452,050	5,765,873	7,532,760

There is no material non-cash transaction for the year ended December 31, 2009 and 2008. Except for the deemed disposal of Sichuan Hydropower, there is no material non-cash transaction for the year ended December 31, 2007.

Undrawn borrowing facilities

As of December 31, 2009, the Company and its subsidiaries had undrawn unsecured borrowing facilities amounting to approximately RMB 27.96 billion (2008: RMB 28.10 billion). Management expects to drawdown the available facilities in accordance with the level of working capital and / or planned capital expenditure of the Company and its subsidiaries.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

34.	RELATED PARTY BALANCES AND TRANSACTIONS

The related parties of the Company and its subsidiaries that had transactions with the Company and its subsidiaries are as follows:

Names of related parties	Nature of relationship

Huaneng Group	Ultimate parent company

HIPDC	Parent company

Xi’an Thermal Power Research Institute Co., Ltd. (“Xi’an Thermal”) and its subsidiaries	Subsidiaries of Huaneng Group

Huaneng Energy & Communications Holdings Co., Ltd. (“HEC”) and its subsidiaries	Subsidiaries of Huaneng Group

China Huaneng (Group) Baiyanghe Power Plant (“Baiyanghe Power Plant”)	A branch of Huaneng Group

Qufushengcheng Heat-Power Company Ltd. (“Qufushengcheng Heat-Power Company”)	A subsidiary of Huaneng Group

Huaneng Hulunbeier Energy Development Company Ltd. (“Hulunbeier Energy”)	A subsidiary of Huaneng Group

Huaneng New Energy	A subsidiary of Huaneng Group

Huaneng Group Technology Innovation Center	A subsidiary of Huaneng Group

Shandong Huaneng Power Generation Co., Ltd	A subsidiary of Huaneng Group

Rizhao Power Company	An associate of the Company

Huaneng Finance	An associate of the Company

Lime Company	An associate of a subsidiary

State-owned enterprises*	Related parties of the Company

*
Huaneng Group is a state-owned enterprise. In accordance with the IAS 24, ‘Related Party Disclosures’, state-owned enterprises and their subsidiaries, other than entities under Huaneng Group, directly or indirectly controlled by the PRC government are also considered as related parties of the Company and its subsidiaries.

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

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

34.	RELATED PARTY BALANCES AND TRANSACTIONS (CONT’D)

	(a)	Related party balances

	(i)	Cash deposits in a related party

	As of December 31,
	2009	2008
Deposits in Huaneng Finance
- Savings deposit	2,742,184	3,539,564

For the year ended December 31, 2009, the annual interest rate for these saving deposits placed with Huaneng Finance ranged from 0.36% to 1.35%(2008 and 2007:0.36% to 1.44% and 0.72% to 1.53%) per annum.

(ii)	As described in Note 22, certain loans of the Company and its subsidiaries were borrowed from Huaneng Group.

(iii)	As described in Notes 22 and 28, certain loans of the Company and its subsidiaries were borrowed from Huaneng Finance.

(iv)
As of December 31, 2009 and 2008, the balances with Huaneng Group, HIPDC, subsidiaries, associates and other related parties are unsecured, non-interest bearing and receivable/repayable within one year other than prepayments for equipment of approximately RMB156 million  in 2008 which are presented in non-current assets. As of and for the years ended December 31, 2009, 2008 and 2007, no provision is made on receivable balances from these parties.

Other receivables and assets comprised the following balances due from the related parties:

	As of December 31,
	2009	2008

Prepayments to Huaneng Group*	-	160,000
Prepayments to HIPDC	119,590	-
Prepayments to associates	37,712	-
Prepayments to other related parties	22,338	28,967
Total	179,640	188,967

*	This represented a prepayment to a branch of Huaneng Group for the purchase of its capacity quota in prior year which has been completed in 2009.

Accounts payable and other liabilities comprised the following balances due to the related parties:

	As of December 31,
	2009	2008

Due to Huaneng Group	280,250	2,505
Due to HIPDC	50,800	101,608
Due to associates	7,045	21,084
Due to other related parties	676,316	132,862
Total	1,014,411	258,059

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

34.	RELATED PARTY BALANCES AND TRANSACTIONS (CONT’D)

	(a)	Related party balances (cont’d)

	(v)	Included in the balance sheets, the balances with state-owned enterprises are as follows:

	As of December 31,
	2009	2008
	RMB million	RMB million

Receivables and other assets	10,047	7,137
Cash at banks	791	631
Borrowings	99,379	74,410
Accounts payable and other liabilities	3,896	4,032

As of December 31, 2009, accounts receivable of approximately RMB 1,032 million (2008: RMB 505 million) was secured to a bank as collateral against a short-term loan of RMB 698 million (2008: RMB 500 million). Except for cash at banks, borrowings and accounts receivable mentioned above, all the balances of assets and liabilities with state-owned enterprises mentioned above are unsecured, non-interest bearing and receivable/repayable within one year. As of December 31, 2009, no provision (2008: nil) was made on receivable balances.

Terms of the long-term loans, short-term loans and cash at banks are described in Notes 22, 28 and 33, which have no material difference with the terms with third parties.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

34.	RELATED PARTY BALANCES AND TRANSACTIONS (CONT’D)

	(b)	Related party transactions

	For the year ended December 31,
	2009	2008	2007

Huaneng Group

Management service fee income for management services rendered to certain power plants*	-	39,162	41,785
Interest expense on long-term loans	(52,969)	(139,249)	(137,942)
Acquisition of 5% additional equity interest in Qinbei Power Company	-	-	(65,750)
Acquisition of 100% equity interest in SinoSing Power (Note 39)	-	(7,080,055)	-
Acquisition of 55% equity interest in Yangliuqing Power Company (Note 39)	(1,076,000)	-	-

HIPDC

Management service fee income for management services rendered to certain power plants*	-	14,084	3,981
Service fees expenses on transmission and transformer facilities	(140,771)	-	(140,771)
Rental charge on land use rights of Huaneng Nanjing Power Plant	(1,334)	(1,334)	(1,334)
Rental charge on office building	(26,600)	(26,000)	(26,000)
Acquisition of Jinling Power Company	-	-	(420,000)
Acquisition of 41% equity interest in Beijing Cogeneration (Note 39)	(1,175,117)	-	-

Baiyanghe Power Plant

Cost incurred for substituted power arrangement for Baiyanghe Power Plant	-	15,162	-
Net income for substituted power arrangement to Baiyanghe Power Plant	-	-	6,245

Huaneng Finance

Discounting of notes receivable	-	-	354,517
Discounting charges	-	-	(4,673)
Drawdown of short-term loans	100,000	1,590,000	2,247,700
Drawdown of long-term loans	-	130,000	-
Interest expense on short-term loans	(40,880)	(115,180)	(138,292)
Interest expense on long-term loans	(7,648)	(502)	-

Huaneng New Energy
Acquisition of 65% equity interest in Qidong Wind Power (Note 39)	(103,000)	-	-
Interest expense on long-term loans	(4,483)	-	-

HEC and its subsidiaries
Purchase of coal from HEC and its subsidiaries and service fee occurred for transportation	(1,099,754)	(4,198,340)	(2,907,428)
Purchase of equipment from HEC and its subsidiaries	(811,838)	(458,015)	(247,764)
Sale of coal to HEC and its subsidiaries	-	13,916	-

Lime Company

Purchase of lime from Lime Company	(92,392)	(73,188)	(63,506)

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

34.	RELATED PARTY BALANCES AND TRANSACTIONS (CONT’D)

	(b)	Related party transactions (cont’d)

For the year ended December 31,
2009	2008	2007

Xi’an Thermal and its subsidiaries
Technical services and industry-specific technological project contracting services obtained from Xi’an Thermal and its subsidiaries	(158,658)	(217,140)	(139,234)
Purchase of equipment from Xi'an Thermal and its subsidiaries	(64,177)	-	-

Hulunbeier Energy

Purchase of coal from Hulunbeier Energy	(1,195,212)	(167,153)	(8,562)

Qufushengcheng Heat-Power Company

Net income for substituted power arrangement	-	-	23,065

Rizhao Power Company

Purchase of coal from Rizhao Power Company	(1,517,257)	(8,296)	-
Agency fee income from purchase of coal for Rizhao Power Company	8,084	-	-

Subsidiaries of Huaneng Group

Agency fee income from purchase of coal for subsidiaries of Huaneng Group	28,680	-	-

Other related parties of Huaneng Group

Purchase of coal from Other related parties of Huaneng Group	(396,642)	-	-

Huaneng Group Technology Innovation Center

Technical services and industry-specific technological project contracting services obtained from Huaneng Group Technology Innovation Center	(42,400)	-	-

*	During this year, the Company provides management service to certain power plants owned by Huaneng Group and HIPDC. The Company did not receive any management fee.

During this year, Shandong Huaneng Power Generation Co., Ltd., a subsidiary of Huaneng Group, provided management services to certain branches and subsidiaries of the Company which located in Shandong Province. The Company did not pay any management fee for such arrangements.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

34.	RELATED PARTY BALANCES AND TRANSACTIONS (CONT’D)

(b) Related party transactions (cont’d)

Transactions with state-owned enterprises

	For the year ended December 31,
	2009	2008	2007
	RMB million	RMB million	RMB million

Sales of electricity	65,549	57,124	49,628
Purchases of fuel	(25,536)	(26,323)	(17,888)
Acquisitions of property, plant and equipment	(11,120)	(11,981)	(5,331)
Subcontracting labor for construction and renovation	(3,871)	(3,217)	(2,092)
Drawdown of short-term loans	24,935	43,706	18,299
Drawdown of long-term loans	31,901	35,764	8,136
Interest expense of loans and bonds to banks and other financial institutions	(4,027)	(3,553)	(1,905)

(c)	Guarantees

	As of December 31,
	2009	2008

(i) Long-term loans guaranteed by
- Huaneng Group	1,349,547	1,100,117
- HIPDC	3,015,661	1,463,511
- State-owned enterprises	-	3,100,000

(ii) Certain long-term bank loans of Rizhao Power Company guaranteed by the Company	-	(43,563)

(iii) Long-term bonds guaranteed by
- HIPDC	4,000,000	4,000,000
- State-owned banks	6,000,000	6,000,000

(d)	Pre-tax benefits and social insurance of key management personnel

	For the year ended December 31,
	2009	2008	2007

Salaries	7,105	7,121	6,930

Pension	1,101	1,539	1,529

Total	8,206	8,660	8,459

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

35.	LABOR COST

Other than the salaries and staff welfare, the labor cost of the Company and its subsidiaries mainly comprises the following:

All PRC employees of the Company and its subsidiaries are entitled to a monthly pension upon their retirements. The PRC government is responsible for the pension liability to these employees on retirement. The Company and its subsidiaries are required to make contributions to the publicly administered retirement plan for their PRC employees at a specified rate, currently set at 18% to 22%  (2008 and 2007: 18% to 22%), of the basic salary of the PRC employees. The retirement plan contributions paid by the Company and its subsidiaries for the year ended December 31, 2009 were approximately RMB 343 million (2008 and 2007: RMB 311 million and RMB 281 million), including approximately RMB 329 million (2008 and 2007: RMB 300 million and RMB 278 million) charged to the statement of comprehensive income.

In addition, the Company and its subsidiaries have also implemented a supplementary defined contribution retirement scheme for PRC employees. Under this scheme, the employees are required to make a specified contribution based on the number of years of service with the Company and its subsidiaries, and the Company and its subsidiaries are required to make a contribution equal to two to three times the employees’ contributions. The employees will receive the total contributions upon their retirement. For the year ended December 31, 2009, the contributions to supplementary defined contribution retirement scheme paid by the Company and its subsidiaries amounted to approximately RMB 143 million (2008 and 2007: RMB 203 million and RMB 257 million), including approximately RMB137 million (2008 and 2007: RMB 195 million and RMB 251 million) charged to profit and loss.

SinoSing Power and its subsidiaries in Singapore appropriate a specified rate, currently set at 5% to 14.5% of the basic salary to central provident funds in accordance with the local government regulations. The contributions paid by SinoSing Power and its subsidiaries for the year ended December 31, 2009 are approximately RMB 10.94 million (2008: RMB 6.04 million), which all charged to profit and loss.

The Company and its subsidiaries have no further obligation for post-retirement benefits beyond the above annual contributions made.

In addition, the Company and its subsidiaries also make contributions of social insurance and housing funds to the social security institution at specified rates of the basic salary and no more than the upper limit. The housing funds and social insurance contributions paid by the Company and its subsidiaries were charged to the costs or expenses, the amount of which  for the year ended December 31, 2009 were approximately RMB 224 million (2008 and 2007: RMB 214 million  and RMB 196 million) and RMB 235 million (2008 and 2007: RMB 200 million and RMB 182 million).

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

36.	DIRECTORS’, SUPERVISORS’ AND SENIOR MANAGEMENT’ EMOLUMENTS

(a) Pre-tax benefits and social insurance of directors and supervisors

The remuneration of every director and supervisor of the Company for the year ended December 31, 2009 is set out below:

	Fees	Basic salaries	Performance salaries	Pension	Total

Name of director

Mr. Cao Peixi	-	-	-	-	-
Mr. Huang Long	-	-	-	-	-
Mr. Wu Dawei[1]	-	-	131	-	131
Mr. Huang Jian	-	-	-	-	-
Mr. Liu Guoyue	-	161	539	104	804
Mr. Fan Xiaxia	-	161	539	104	804
Mr. Shan Qunying	48	-	-	-	48
Mr. Xu Zujian	48	-	-	-	48
Ms. Huang Mingyuan	48	-	-	-	48
Mr. Liu Shuyuan	48	-	-	-	48
Mr. Liu Jipeng	74	-	-	-	74
Mr. Yu Ning	74	-	-	-	74
Mr. Shao Shiwei	74	-	-	-	74
Mr. Zheng Jianchao	74	-	-	-	74
Mr. Wu Liansheng	74	-	-	-	74
Sub-total	562	322	1,209	208	2,301

Name of supervisor

Mr. Guo Junming	-	-	-	-	-
Ms. Yu Ying	48	-	-	-	48
Ms. Wu Lihua	-	-	-	-	-
Mr. Gu Jianguo	48	-	-	-	48
Mr. Wang Zhaobin	-	134	351	85	570
Mr. Dai Xinmin	-	133	351	84	568
Sub-total	96	267	702	169	1,234

Total	658	589	1,911	377	3,535

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

36.	DIRECTORS’, SUPERVISORS’ AND SENIOR MANAGEMENT’ EMOLUMENTS (CONT’D)

(a) Pre-tax benefits and social insurance of directors and supervisors (cont’d)

The remuneration of every director and supervisor of the Company for the year ended December 31, 2008 is set out below:

	Fees	Basic salaries	Performance salaries	Pension	Total

Name of director

Mr. Cao Peixi	-	-	-	-	-
Mr. Huang Long	-	-	-	-	-
Mr. Wu Dawei	-	83	319	90	492
Mr. Huang Jian	-	-	-	-	-
Mr. Liu Guoyue	-	112	538	114	764
Mr. Fan Xiaxia	-	112	538	113	763
Mr. Shan Qunying	48	-	-	-	48
Mr. Xu Zujian	48	-	-	-	48
Ms. Huang Mingyuan	24	-	-	-	24
Mr. Liu Shuyuan	48	-	-	-	48
Mr. Liu Jipeng	74	-	-	-	74
Mr. Yu Ning	74	-	-	-	74
Mr. Shao Shiwei	37	-	-	-	37
Mr. Zheng Jianchao	37	-	-	-	37
Mr. Wu Liansheng	37	-	-	-	37
Mr. Li Xiaopeng	-	-	-	-	-
Mr. Huang Yongda	-	-	-	-	-
Mr. Na Xizhi	-	86	12	64	162
Mr. Ding Shida	24	-	-	-	24
Mr. Qian Zhongwei	37	-	-	-	37
Mr. Xia Donglin	37	-	-	-	37
Mr. Wu Yusheng	37	-	-	-	37
Sub-total	562	393	1,407	381	2,743

Name of supervisor

Mr. Guo Junming	-	-	-	-	-
Ms. Yu Ying	48	-	-	-	48
Ms. Wu Lihua	-	-	-	-	-
Mr. Gu Jianguo	48	-	-	-	48
Mr. Wang Zhaobin	-	135	490	140	765
Mr. Dai Xinmin	-	92	255	78	425
Mr. Shen Zongmin	24	-	-	-	24
Ms. Zou Cui	-	43	139	51	233
Sub-total	120	270	884	269	1,543

Total	682	663	2,291	650	4,286

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

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

36.	DIRECTORS’, SUPERVISORS’ AND SENIOR MANAGEMENT’ EMOLUMENTS (CONT’D)

	(a)	Pre-tax benefits and social insurance of directors and supervisors (cont’d)

	[1]	During the year, the emoluments received by Mr. Wu Dawei related to his annual bonus when he acted as the general manager of Shanghai Branch of the Company between January and August 2008.

During the year, no option was granted to the directors or the supervisors (2008 and 2007: nil).

During the year, no emolument was paid to the directors or the supervisors (including the five highest paid employees) as an inducement to join or upon joining the Company or as compensation for loss of office (2008 and 2007: nil).

No director or supervisor had waived or agreed to waive any emoluments during the years 2007, 2008 and 2009.

	(b)	Five highest paid individuals

The five individuals whose emoluments were the highest in the Company and its subsidiaries for the year include two (2008: two and 2007: one) directors and no (2008: one and 2007: nil) supervisor whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining three (2008: two and 2007: four) individuals during the year (fell within the range of nil to RMB1 million) are as follows:

	For the year ended December 31,
	2009	2008	2007

Basic salaries	441	292	536
Performance salaries	1,393	1,091	2,406
Pension	283	330	657
	2,117	1,713	3,599

37.	COMMITMENTS

	(a)	Capital and operational commitments

(i)
Commitments mainly relate to the construction of new power projects, certain complementary facilities and renovation projects for existing power plants and the purchase of coal. Details of such commitments are as follows:

	As of December 31,
	2009	2008

Contracted but not provided for
- purchase of inventories	7,242,155	5,536,211
- construction	19,438,254	18,262,567
Sub-total	26,680,409	23,798,778

Authorized but not contracted for
- purchase of inventories	61,260	85,087
- construction	1,704,416	746,675
Sub-total	1,765,676	831,762

Total	28,446,085	24,630,540

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

37.	COMMITMENTS (CONT’D)

	(a)	Capital and operational commitments (cont’d)

(ii)
On December 31, 2009, the Company entered into an Equity Interest Transfer Agreement with Shandong Electric Power Corporation (“Shandong Power”) and Shandong Luneng Development Group Company Limited (“Luneng Development”), pursuant to which the Company agreed to acquire from Shandong Power and Luneng Development the Target Equity Interests for an aggregate consideration of RMB 8.625 billion. Target Equity Interests, which includes 100% equity interest of Yunnan Diandong Energy Limited Company, 100% equity interest of Yunnan Diandong Yuwang Energy Limited Company, 100% equity interest of Shandong Zhanhua Co-generation Limited Company, 100% equity interest of Jilin Luneng Biological Power Generation Limited Company, 60.25% equity interest of Fujian Luoyuanwan Luneng Harbour Limited Liability Company, 58.30% equity interest of Fuzhou Port Luoyuanwan Pier Limited Liability Company, 73.46% equity interest of Luoyuan Luneng Ludao Pier Limited Liability Company, 100% equity interest of Qingdao Luneng Jiaonan Port Limited Company, 53% equity interest of Shandong Luneng Sea Transportation Limited Company, all of which are owned by Shandong Power; and 39.75% equity interest of Fujian Luoyuanwan Luneng Harbour Limited Liability Company owned by Luneng Development.

The acquisitions above have been approved by the Board of Directors on December 30, 2009, and are now subject to the approval of State-owned Assets Supervision and Administration Commission of the State Council.

(iii)
Jinling Power Company entered into a Gas Purchase Agreement with PetroChina Company Limited (“PTR”) on December 29, 2004, pursuant to which Jinling Power Company purchases gas from PTR from the date on which it commenced commercial operations to December 31, 2023. According to the agreement, Jinling Power Company is required to pay to PTR at a minimum annual price equivalent to 486.9 million standard cubic meter of gas from 2008 to the end of gas supply period, which amounted to approximately RMB 694 million (2008: RMB 694 million) based on current market price as of December 31, 2009. The purchase price is negotiated annually between the contracting parties based on the latest ruling set out by the NDRC. For the year ended December 31, 2009, the annual purchase amounted to RMB 629 million (2008: RMB 688 million).

		(iv)	As of December 31, 2009, SinoSing Power has the following purchase commitments with subsidiaries of Temasek Holdings (Private) Limited (“Temasek”):

•
Purchase of 17.6 billion British Thermal Unit (“BBtu”) of natural gas per day from Gas Supply Pte Ltd. during the plateau period up to December 31, 2014 with possible decrease in gas purchase volume thereafter. The agreement will be terminated on or before 2023 subject to the termination provisions within the agreement. As of December 31, 2009, the unit contract price was RMB 88,584 (2008: RMB 101,949) per BBtu. Purchase for the year ended December 31, 2009 amounted to approximately S$ 116 million (equivalent to RMB 544 million) (2008: S$ 111 million (equivalent to RMB 542 million)).

•
Purchase of 157.5 BBtu of natural gas per day from SembCorp Gas Pte Ltd. during the plateau period up to December 31, 2013 with possible decrease in gas purchase volume thereafter. The agreement will be terminated on or before 2023 subject to the termination provisions within the agreement. As of December 31, 2009, the unit contract price was RMB 86,109 (2008: RMB 97,060) per BBtu. Purchase for the year ended December 31, 2009 amounted to approximately S$ 881 million (equivalent to RMB 4,147 million) (2008: S$ 892 million (equivalent to RMB 4,357 million)).

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

37.	COMMITMENTS (CONT’D)

(b) Operating lease commitments

The Company has various operating lease arrangements with HIPDC for land and buildings. Some of the leases contain renewal options and most of the leases contain escalation clauses. Lease terms do not contain restrictions on the Company’s activities concerning dividends, additional debts or further leasing.

Total future minimum lease payments under non-cancelable operating leases are as follows:

	As of December 31,
	2009	2008

Land and buildings
- not later than 1 year	44,099	31,707
- later than 1 year and not later than 2 years	3,253	3,253
- later than 2 years and not later than 5 years	9,760	9,760
- later than 5 years	101,378	104,632

	158,490	149,352

In addition, in accordance with a 30-year operating lease agreement signed by Huaneng Dezhou Power Plant (“Dezhou Power Plant”) and Shandong Land Bureau for the land occupied by Dezhou Power Plant Phases I and II in June 1994, annual rental amounted to approximately RMB 30 million effective from June 1994 and is subject to revision at the end of the fifth year from the contract date. Thereafter, the annual rental is subject to revision once every three years. The increment for each rental revision is restricted to no more than 30% of the previous annual rental amount. For the years ended December 31, 2009, the annual rentals were approximately RMB 30 million (2008 and 2007: approximately RMB 30 million).

38.	FINANCIAL GUARANTEES

	As of December 31,
	2009	2008

Financial guarantees
- granted to an associate	-	43,563
	-	43,563

Based on historical experience, no claims have been made against the Company and its subsidiaries since the dates of granting the financial guarantees described above.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

39.	MATERIAL BUSINESS COMBINATION

In September 2009, the Company acquired 65% equity interest of Qidong Wind Power from Huaneng New Energy at a consideration of RMB 103 million. The acquired business contributed consolidated revenue of RMB 18 million and consolidated profit of RMB 1 million to the Company and its subsidiaries for the period from date of acquisition to December 31, 2009.

In September 2009, the Company acquired 41% equity interest of Beijing Cogeneration and 55% equity interest of Yangliuqing Power Company from HIPDC and Huaneng Group at a consideration of RMB 1,175 million and RMB 1,076 million, respectively. The acquired business contributed consolidated revenue of RMB 1,308 million and consolidated profit of RMB 147 million to the Company and its subsidiaries for the period from the date of acquisition to December 31, 2009.

Should the above acquisitions had occurred on January 1, 2009, unaudited consolidated revenue and unaudited consolidated profit of the Company and its subsidiaries for the year would have been RMB 79,747 million and RMB 5,005 million, respectively.

Details of consideration and goodwill arising from the acquisitions of Qidong Wind Power, Beijing Cogeneration and Yangliuqing Power Company by the Company are as follows:

Purchase consideration:

- Cash paid	2,354,117
- Direct costs relating to the acquisition	1,645
2,355,762

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

39.	MATERIAL BUSINESS COMBINATION (CONT’D)

The assets and liabilities arising from the acquisitions of Qidong Wind Power, Beijing Cogeneration and Yangliuqing Power Company are as follows:

	Qidong Wind Power		Beijing Cogeneration		Yangliuqing Power Company		Total
	Fair value	Acquiree’s carrying amount	Fair value	Acquiree’s carrying amount	Fair value	Acquiree’s carrying amount	Fair value	Acquirees’ carrying amount

Cash and cash equivalents	31,643	31,643	332,587	332,587	55,655	55,655	419,885	419,885
Property, plant and equipment	936,565	899,361	2,962,292	2,828,123	3,643,370	3,589,113	7,542,227	7,316,597
Land use rights	3,990	3,990	850,181	42,398	291,629	-	1,145,800	46,388
Deferred income tax assets	-	3,745	-	28,925	-	11,469	-	44,139
Other non-current assets	-	-	7,092	7,092	2,477	2,477	9,569	9,569
Inventories	-	-	109,333	109,333	144,327	144,327	253,660	253,660
Receivables	7,492	7,492	227,386	227,386	228,221	228,221	463,099	463,099
Payables	(201,099)	(201,099)	(333,743)	(333,743)	(81,825)	(81,825)	(616,667)	(616,667)
Salary and welfare payables	(140)	(140)	(59,309)	(59,309)	(1,430)	(1,430)	(60,879)	(60,879)
Borrowings	(600,000)	(600,000)	(1,280,756)	(1,280,756)	(2,525,074)	(2,525,074)	(4,405,830)	(4,405,830)
Deferred income tax liabilities	(5,556)	-	(199,011)	-	(75,002)	-	(279,569)	-
Net identifiable assets acquired	172,895	144,992	2,616,052	1,902,036	1,682,348	1,422,933	4,471,295	3,469,961

Minority interests	(78,713)		(1,543,471)		(757,057)		(2,379,241)
Goodwill	8,963		103,286		151,459		263,708
Total purchase price	103,145		1,175,867		1,076,750		2,355,762

Consideration paid in cash	103,000		1,175,117		1,076,000		2,354,117
Direct cost relating to acquisitions	145		750		750		1,645
Less: cash and cash equivalents from the subsidiaries acquired	(31,643)		(332,587)		(55,655)		(419,885)
Net cash paid for acquiring the subsidiaries	71,502		843,280		1,021,095		1,935,877

Goodwill arising from the acquisitions is attributable to the high profitability of the acquired businesses and the significant synergies expected to arise after the acquisitions of the Company on the equity interests in the subsidiaries stated above.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

39.	MATERIAL BUSINESS COMBINATION (CONT’D)

On March 24, 2008, SinoSing Power acquired 100% equity interest of Tuas Power from Temasek. The acquired business contributed consolidated revenue of RMB 10,413 million and consolidated profit of RMB 549 million to the Company and its subsidiaries for the period from date of acquisition to December 31, 2008. Should the acquisition had occurred on January 1, 2008, unaudited consolidated revenue and unaudited consolidated loss of the Company and its subsidiaries for the year would have been RMB 70,383 million and RMB 4,587 million, respectively.

Details of consideration and goodwill arising from the acquisition of Tuas Power by SinoSing Power are as follows:

Consideration paid in cash	21,675,288
Directly incremental costs	88,164
Total cost of combination	21,763,452

The goodwill is attributable to leading position and profitability of Tuas Power in its market.

The assets and liabilities arising from the acquisition of Tuas Power are as follows:

	Fair value	Acquiree’s carrying amount

Cash and cash equivalents	1,619,108	1,619,108
Property, plant and equipment	6,074,396	5,715,125
Land use rights	614,549	213,757
Power generation licence	4,073,278	24,767
Deferred income tax assets	650	650
Other non-current assets	189,863	165,097
Inventories	746,360	746,360
Derivative financial assets	180,595	180,595
Receivables	1,297,323	1,297,323
Payables	(3,007,452)	(3,007,452)
Salary and welfare payables	(14,952)	(14,952)
Borrowings	(102,592)	(102,592)
Derivative financial liabilities	(98,180)	(98,180)
Deferred income tax liabilities	(1,163,474)	(293,474)
Minority interests	(35,047)	(35,047)
Net identifiable assets acquired	10,374,425	6,411,085

Goodwill	11,389,027
Total purchase price	21,763,452

Consideration paid in cash	21,675,288
Direct costs relating to acquisition	82,583
Less: cash and cash equivalents from the subsidiary acquired	(1,619,108)
Net cash paid for acquiring the subsidiary	20,138,763

40.	SUBSEQUENT EVENT

The Company and its subsidiaries issued RMB5 billion of unsecured short-term bonds at par value bearing coupon rate of 2.55% per annum on 23 March 2010. These bonds will be matured in 270 days.

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Huaneng Power International, Inc.

By:	/s/Gu Biquan
	Name:	Gu Biquan
	Title:	Vice President and Secretary to the Board

Date: April 19, 2010