Form 20-F
HUANENG POWER INTERNATIONAL INC
filed 2011-04-18
CIK 929058

华能国际电力股份有限公司
HUANENG POWER INTERNATIONAL, INC.

Annual Report On Form 20-F
2010

As filed with the Securities and Exchange Commission on April 18, 2011

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
________________________________________

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ……………….

For the transaction period form ____________ to __________

Commission file number: 1-13314

华能国际电力股份有限公司
HUANENG POWER INTERNATIONAL, INC.
(Exact name of Registrant as specified in its charter)

PEOPLE’S REPUBLIC OF CHINA
(Jurisdiction of incorporation or organization)

HUANENG BUILDING
NO.4 FUXINGMENNEI STREET, XICHENG DISTRICT, BEIJING, PEOPLE’S REPUBLIC OF CHINA
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of each exchange on which registered
Ordinary American Depositary Shares	New York Stock Exchange
Overseas Listed Foreign Shares of RMB1.00 each	New York Stock Exchange*
________________________________________

Securities registered or to be registered pursuant to Section 12(g) of the Act.

NONE

(Title of Class)
________________________________________

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

NONE

(Title of Class)
________________________________________

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Domestic Shares of RMB1.00 each	10,500,000,000
Overseas Listed Foreign Shares of RMB1.00 each	3,555,383,440

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☑	No ☐

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

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐	No ☑

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

_______________

* Not for trading, but only in connection with the registration of American Depositary Shares.

TABLE OF CONTENTS
Page
PART I				1
	ITEM 1	Identity of Directors, Senior Management and Advisers		1
	ITEM 2	Offer Statistics and Expected Timetable		1
	ITEM 3	Key Information		1
		A.	Selected financial data	1
		B.	Capitalization and indebtedness	2
		C.	Reasons for the offer and use of proceeds	2
		D.	Risk factors	3
	ITEM 4	Information on the Company		9
		A.	History and development of the Company	9
		B.	Business overview	10
		C.	Organizational structure	20
		D.	Property, plants and equipment	22
	ITEM 4A	Unresolved Staff Comments		41
	ITEM 5	Operating and Financial Review and Prospects		41
		A.	General	41
		B.	Operating results	43
		C.	Financial position	53
		D.	Liquidity and cash resources	55
		E.	Trend information	59
		F.	Employee benefits	60
		G.	Guarantees and pledges on loans and restricted assets	61
		H.	Off-balance sheet arrangements	61
		I.	Performance of significant investments and their prospects	61
		J.	Tabular disclosure of contractual obligations and commercial commitments	61
		K.	Sensitivity analysis to impairment test	62
		L.	Business plan	62
	ITEM 6	Directors, Senior Management and Employees		63
		A.	Directors, members of the supervisory committee and senior management	63
		B.	Compensation for Directors, Supervisors and Executive Officers	67
		C.	Board practice	68
		D.	Employees	69
		E.	Share ownership	70
	ITEM 7	Major Shareholders and Related Party Transactions		70
		A.	Major shareholders	70
		B.	Related party transactions	71
		C.	Interests of experts and counsel	76
	ITEM 8	Financial Information		76
		A.	Consolidated statements and other financial information	76
		B.	Significant changes	76
	ITEM 9	The Offer and Listing		76
		A.	Offer and listing details and markets	76
	ITEM 10	Additional Information		77
		A.	Share capital	77
		B.	Memorandum and articles of association	78
		C.	Material contracts	84
		D.	Exchange controls	84
		E.	Taxation	85
		F.	Dividends and paying agents	89
		G.	Statement by experts	89
		H.	Documents on display	89
		I.	Subsidiary information	89
	ITEM 11	Quantitative and Qualitative Disclosures About Market Risk		89
	ITEM 12	Description of Securities Other than Equity Securities		92
PART II				94
	ITEM 13	Defaults, Dividend Arrearages and Delinquencies		94
	ITEM 14	Material Modifications to the Rights of Security Holders and Use of Proceeds		94
	ITEM 15	Controls and Procedures		94
	ITEM 16	Reserved		94

i

INTRODUCTION

We maintain our accounts in Renminbi yuan (“Renminbi” or “RMB”), the lawful currency of the People’s Republic of China (the “PRC” or “China”). References herein to “US$” or “US Dollars” are to United States Dollars, references to “HK$” are to Hong Kong Dollars, and references to “S$” are to Singapore Dollars. References to ADRs and ADSs are to American Depositary Receipts and American Depositary Shares, respectively. Translations of amounts from Renminbi to US Dollars are solely for the convenience of the reader. Unless otherwise indicated, any translations from Renminbi to US Dollars or from US Dollars to Renminbi were translated at the average rate announced by the People’s Bank of China (the “PBOC Rate”) on December 31, 2010 of US$1.00 to RMB6.6227. No representation is made that the Renminbi or US Dollar amounts referred to herein could have been or could be converted into US Dollars or Renminbi, as the case may be, at the PBOC Rate or at all.

References to “A Shares” are to common tradable shares issued to domestic shareholders.

References to the “central government” refer to the national government of the PRC and its various ministries, agencies and commissions.

References to the “Company”, “we”, “our” and “us” include, unless the context requires otherwise, Huaneng Power International, Inc. and the operations of our power plants and our construction projects.

References to “HIPDC” are to Huaneng International Power Development Corporation and, unless the context requires otherwise, include the operations of the Company prior to the formation of the Company on June 30, 1994.

References to “Huaneng Group” are to China Huaneng Group.

References to the “key contracts” refer to coal purchase contracts entered into between the Company and coal suppliers for the amount of coals at the annual national coal purchase conferences attended by, among others, representatives of power companies, coal suppliers and railway authorities. These conferences were coordinated and sponsored by National Development and Reform Commission (“NDRC”). The Company enjoys priority railway transportation services with respect to coal purchased under such contracts. Starting from 2008, NDRC ceased to coordinate annual national coal purchase conference. At the end of each year subsequent to 2008, the Ministry of Railways will promulgate the railway transportation capacity plan for the next year. References to the “key contracts” for the year 2008 and thereafter refer to coal purchase contracts entered into between the Company and coal suppliers under the guidance of such railway transportation capacity plan, which, once confirmed by the Ministry of Railways, secures the railway transportation capacity for the coal purchased thereunder.

References to “local governments” in the PRC are to governments at all administrative levels below the central government, including provincial governments, governments of municipalities directly under the central government, municipal and city governments, county governments and township governments.

References to “our power plants” are to the power plants that are wholly-owned by the Company or to the power plants in which the Company owns majority equity interests.

References to “our power companies” are to the power companies in which we hold minority equity interests.

References to the “PRC Government” include the central government and local governments.

References to “provinces” include provinces, autonomous regions and municipalities directly under the central government.

References to “Singapore” are to the Republic of Singapore.

References to the “State Plan” refer to the plans devised and implemented by the PRC Government in relation to the economic and social development of the PRC.

References to “tons” are to metric tons.

Previously, the Overseas Listed Foreign Shares were also referred to as the “Class N Ordinary Shares” or “N Shares”. Since January 21, 1998, the date on which the Overseas Listed Foreign Shares were listed on The Stock Exchange of Hong Kong Limited by way of introduction, the Overseas Listed Foreign Shares have been also referred to as “H Shares”.

GLOSSARY

actual generation	The total amount of electricity generated by a power plant over a given period of time.

auxiliary power	Electricity consumed by a power plant in the course of generation.

availability factor	For any period, the ratio (expressed as a percentage) of a power plant’s available hours to the total number of hours in such period.

available hours
For a power plant for any period, the total number of hours in such period less the total number of hours attributable to scheduled maintenance and planned overhauls as well as to forced outages, adjusted for partial capacity outage hours.

capacity factor
The ratio (expressed as a percentage) of the gross amount of electricity generated by a power plant in a given period to the product of (i) the number of hours in the given period multiplied by (ii) the power plant’s installed capacity.

demand	For an integrated power system, the amount of power demanded by consumers of energy at any point in time.

dispatch
The schedule of production for all the generating units on a power system, generally varying from moment to moment to match production with power requirements. As a verb, to dispatch a plant means to direct the plant to operate.

GW	Gigawatt. One million kilowatts.

GWh	Gigawatt-hour. One million kilowatt-hours. GWh is typically used as a measure for the annual energy production of large power plants.

installed capacity	The manufacturers’ rated power output of a generating unit or a power plant, usually denominated in MW.

kV	Kilovolt. One thousand volts.

kW	Kilowatt. One thousand watts.

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

Our consolidated balance sheet data as of December 31, 2010 and 2009 and the consolidated income statement and cash flow data for each of the years in the three-year period ended December 31, 2010 are derived from the historical financial statements included herein. Our consolidated balance sheet data as of December 31, 2008, 2007 and 2006 and income statement and cash flow data for each of the years in the two-year period ended December 31, 2007, are derived from the historical financial statements not included herein. The Selected Financial Data should be read in conjunction with the consolidated financial statements and “Item 5 - Operating and Financial Review and Prospects”. The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The Selected Financial Data may not be indicative of future earnings, cash flows or financial position.

	Year Ended December 31,
	2006	2007	2008	2009	2010	2010
RMB and US Dollars in thousands except per share data	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)(1)

Income Statement Data
IFRS

Operating revenue	44,422,501	49,892,049	67,835,114	76,862,896	104,318,120	15,751,600
Tax and levies on operations	(148,057)	(139,772)	(106,385)	(151,912)	(147,641)	(22,293)
Operating expenses	(35,705,591)	(41,817,349)	(68,964,955)	(67,537,281)	(95,541,488)	(14,426,365)

Profit/ (Loss) from operations	8,568,853	7,934,928	(1,236,226)	9,173,703	8,628,991	1,302,942
Interest income	51,910	53,527	83,522	60,397	89,026	13,443
Financial expenses, net	(1,523,214)	(1,927,988)	(3,707,943)	(4,309,325)	(5,194,585)	(784,361)
Other investment income	28,415	585,379	51,061	56,675	60,013	9,062
Gain/ (Loss) on fair value changes	100,180	87,132	(54,658)	(33,638)	11,851	1,789
Share of profits of associates	790,629	586,323	72,688	756,164	568,794	85,886
Profit/ (Loss) before income tax expense	8,016,773	7,319,301	(4,791,556)	5,703,976	4,164,090	628,760
Income tax (expense)/benefit	(1,127,699)	(838,270)	239,723	(593,787)	(842,675)	(127,240)
Net profit/ (loss)	6,889,074	6,481,031	(4,551,833)	5,110,189	3,321,415	501,520

Attributable to:
Equity holders of the Company	6,071,154	6,161,127	(3,937,688)	4,929,544	3,347,985	505,532
Non-controlling interests	817,920	319,904	(614,145)	180,645	(26,570)	(4,012)
Basic earnings/(loss) per share	0.50	0.51	(0.33)	0.41	0.28	0.04
Diluted earnings/(loss) per share	0.50	0.51	(0.33)	0.41	0.28	0.04

	As of December 31,
	2006	2007	2008	2009	2010	2010
RMB and US Dollars in thousands	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)(1)

Balance Sheet Data
IFRS

Current assets	13,564,516	18,551,059	20,018,177	24,189,765	31,556,149	4,764,847
Property, plant and equipment	90,444,225	90,125,919	116,737,198	140,777,336	155,224,597	23,438,265
Available-for-sale financial assets	1,458,759	3,462,158	1,524,016	2,555,972	2,223,814	335,787
Investments in associates/ a jointly controlled entity	5,418,213	8,731,490	8,758,235	9,568,576	11,973,216	1,807,906
Land use rights and other non-current assets	2,282,884	2,658,583	3,643,431	4,911,678	9,541,540	1,440,732
Power generation licence	-	-	3,811,906	3,898,121	4,105,518	619,916
Deferred income tax assets	98,429	211,654	316,699	374,733	672,475	101,541
Goodwill	671,796	555,266	11,108,096	11,610,998	12,640,904	1,908,723
Total assets	113,938,822	124,296,129	165,917,758	197,887,179	227,938,213	34,417,717
Current liabilities	(26,842,684)	(31,376,561)	(52,486,200)	(59,581,608)	(83,636,880)	(12,628,819)
Non-current liabilities	(36,487,446)	(40,839,926)	(70,871,605)	(87,657,451)	(81,875,861)	(12,362,913)
Total liabilities	(63,330,130)	(72,216,487)	(123,357,805)	(147,239,059)	(165,512,741)	(24,991,732)
Net assets	50,608,692	52,079,642	42,559,953	50,648,120	62,425,472	9,425,985
Total equity	50,608,692	52,079,642	42,559,953	50,648,120	62,425,472	9,425,985

	Year Ended December 31,
	2006	2007	2008	2009	2010	2010
RMB and US Dollars in thousands except per share data	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)(1)
Cash Flow Data
IFRS

Purchase of property, plant and equipment	(15,998,575)	(14,223,310)	(27,893,520)	(22,426,098)	(20,704,224)	3,126,251
Net cash provided by operating activities	14,005,841	12,078,833	5,185,893	14,980,990	18,066,724	2,728,000
Net cash used in investing activities	(15,915,542)	(16,257,355)	(47,957,065)	(24,880,261)	(26,980,538)	(4,073,949)
Net cash provided by financing activities	2,473,002	8,287,893	41,255,291	9,503,886	13,063,323	1,972,507

Other Financial Data
IFRS

Dividend declared per share	0.28	0.30	0.10	0.21	0.20	0.03
Number of ordinary shares (‘000)	12,055,383	12,055,383	12,055,383	12,055,383	14,055,383	14,055,383
______________
Note:

(1)
The US Dollar data has been translated from RMB solely for convenience at the PBOC Rate on December 31, 2010 of US$1.00 to RMB6.6227. See “Item 10 Additional Information — Exchange controls for more information on exchange rates between RMB and US Dollars”.

B.	Capitalization and indebtedness

Not applicable.

C.	Reasons for the offer and use of proceeds

Not applicable.

D.	Risk factors

Risks relating to our business and the PRC’s power industry

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

In addition, the PRC government started in 1999 to experiment with a program to effect power sales through competitive bidding in some of the provinces where we operate our power plants. The on-grid tariffs for power sold through competitive bidding are generally lower than the pre-approved on-grid tariffs for planned output. In recent few years, power sales through competitive bidding were not effected in any province where we operate our power plants. Nevertheless, we can not assure that the PRC government will not expand the program in the future. Any increased power sales through competitive bidding may reduce our on-grid tariffs and may adversely affect our revenue and profits.

Furthermore, the PRC government started in 2009 to promote the practice of direct power purchase by large power end-users. Pursuant to the circular jointly issued by NDRC, The State Electricity Regulatory Commission (“SERC”) and China National Energy Administration in June 2009, the direct power purchase price consists of direct transaction price, on-grid dispatch and distribution price and governmental levies and charges, in which the direct transaction price shall be freely determined through negotiation between the power generation company and the large power end-user. The price of direct power purchase shall be subject to the demand in the power market, and may increase due to power supply shortfall. Furthermore, the scale and mode of the transaction are also subject to the structure and level of development of local economy. In terms of power generation company engaged in direct power purchase, direct power sales constitute a portion of the total power sales, thus affecting the on-grid power sales of the company.  In 2010, the PRC government continued the reform in the area of direct power purchase by large power end-users. Although the direct power purchase may act as an alternative channel for our power sales, there is uncertainty as to the effect of the practice of direct power purchase over our operating results. The on-grid tariff-setting mechanism is evolving with the reforming of the PRC electric power industry. There is no assurance that it will not change in a manner which could adversely affect our business and results of operations. See “Item 4 Information of the Company – B. Business Overview – Pricing Policy”.

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

The dispatch of electric power generated by a power plant is controlled by the dispatch centre of the applicable grid companies pursuant to a dispatch agreement with us and to governmental dispatch regulations. In each of the markets we operate, we compete against other power plants for power sales. No assurance can be given that the dispatch centres will dispatch the full amount of the planned generation of our power plants. A reduction by the dispatch centre in the amount of electric power dispatched relative to a power plant’s planned generation could have an adverse effect on the profitability of our operations. However, we have not encountered any such event in the past.

In August 2007, General Office of the State Council issued a notice, providing that the energy saving and electricity dispatch shall consolidate with the development of the power market, which optimize the power market. The SERC is conducting research on how to effectively combine the energy saving and electricity dispatch with the development of the power market, and the detailed measures are still in the process of drafting. In October 2008, the SERC approved the trial implementation of the policy of energy saving and electricity dispatch in certain pilot provinces. In 2010, the PRC government continued promoting the policy of energy saving and electricity dispatch. There can be no assurance that such implementation will not results in any decrease in the amount of the power dispatched of any of our power plants.

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

During the “Eleventh Five-Year Plan” period, or the past five year, the PRC government continued the reform in power industry. 2011 is the first year of the “Twelfth Five-Year Plan”, and currently the PRC government is in the process of stipulating development plan for power industry. It is expected that the PRC government will continue to promote the reform in power industry during the “Twelfth Five-Year Plan” period. The further reform will not only bring opportunities to power industry but also intensify the competition which may affect our business.

We are effectively controlled by Huaneng Group and HIPDC, whose interests may differ from those of our other shareholders

Huaneng Group, directly or through its wholly-owned subsidiaries, holds 14.86% of our total outstanding shares, and HIPDC directly holds 36.05% of our total outstanding shares. As Huaneng Group is HIPDC’s parent company, they may exert effective control over us in concert. Their interests may sometimes conflict with those of our other minority shareholders. There is no assurance that Huaneng Group and HIPDC will always vote their shares, or direct the directors nominated by them to act in a way that will benefit our other minority shareholders.

Disruption in coal supply and its transportation as well as increase in coal price may adversely affect the normal operation of our power plants

A substantial majority of our power plants are fueled by coal. We have obtained coal for our power plants through a combination of purchases pursuant to the key contracts and purchases in the open market. We have not experienced shutdowns or reduced electricity generation caused by inadequate coal supply or transportation services, there can be no assurance that, in the event of national coal supply shortfalls, our operations will not be adversely affected. In addition, our results of operation are sensitive to the fluctuation of coal price. Since 2003, the continuous increase of coal price has increased our costs substantially and caused our profits to decline. Although the government has established a coal-electricity price linkage mechanism to allow power generation companies to increase their power tariffs to respond to the increase of coal price, the implementation of the mechanism involves significant uncertainties. There is no assurance that we will be able to adjust our power tariff to pass on the increase of coal price to our customers. For a detailed discussion of the coal-electricity price linkage mechanism, see “Item 4 Information of the Company-B. Business Overview – Pricing Policy”. Starting from 2009, in furtherance of the coal purchase reform, NDRC ceased to coordinate annual coal purchase conference and will no longer make allocation of coal supply to power companies, although coal price may still be influenced by measures implemented by NDRC and other government authorities. The price and amount of coal supply will be determined based on free negotiation between power companies, coal suppliers and railway authorities, which increases the uncertainty of the coal supply and the coal price and may adversely affect our operations.

Power plant development, acquisition and construction are a complex and time-consuming process, the delay of which may negatively affect the implementation of our growth strategy

We develop, construct, manage and operate large power plants. Our success depends upon our ability to secure all required PRC Government approvals, power sales and dispatch agreements, construction contracts, fuel supply and transportation and electricity transmission arrangements. Delay or failure to secure any of these could increase cost or delay or prevent commercial operation of the affected power plant. Although each of our power plants in operation and the power plants under construction received all required PRC Government approvals in a timely fashion, no assurances can be given that all the future projects will receive approvals in a timely fashion or at all.

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

Substantial capital is required for investing in or acquiring new power plants and failure to obtain capital on reasonable commercial terms will increase our finance cost and cause delay in our expansion plans

An important component of our growth strategy is to develop new power plants and acquire operating power plants and related development rights from HIPDC, Huaneng Group or other companies on commercially reasonable terms. Our ability to arrange financing and the cost of such financing depend on numerous factors, including general economic and capital market conditions, credit availability from banks or other lenders, investor confidence in us and the continued success of our power plants. Since the beginning of 2010, the PRC government started to tighten its monetary policy, and the People’s Bank of China, or PBOC, has increased nine times the reserve requirement ratio for the PRC financial institutions from January 1, 2010 to March 31, 2011. In addition, PBOC increased the benchmark one-year lending interest rates by 75 basis points during the same period. We cannot assure you that the lending interest rate will not further increase in the future if the PRC government decides to further tighten its monetary policy. As a result, we may not be able to carry out our expansion plans due to the failure to obtain financing or the increase of financing costs. Furthermore, although we have historically been able to obtain financing on terms acceptable to us, there can be no assurance that financing for future power plant developments and acquisitions will be available on terms acceptable to us or, in the event of an equity offering, that such offering will not result in substantial dilution to existing shareholders.

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

If the PRC government adopts new and stricter environmental laws and additional capital expenditure is required for complying with such laws, the operation of our power plants may be adversely affected and we may be required to make more investment in compliance with these environmental laws

Most of our power plants, like all coal-fired power plants, discharge pollutants into the environment. We are subject to central and local government environmental protection laws and regulations, which currently impose base-level discharge fees for various polluting substances and graduated schedules of fees for the discharge of waste substances. The amount of discharge fees shall be determined by the local environmental protection authority based on the periodic inspection of the type and volume of pollution discharges. In addition, such environmental protection laws and regulations also set up the goal for the overall control on the discharge volume of key polluting substances. These laws and regulations impose fines for violations of laws, regulations or decrees and provide for the possible closure by the central government or local government of any power plant which fails to comply with orders requiring it to cease or cure certain activities causing environmental damage. In 2007, the PRC government issued additional policies on discharge of polluting substances and on desulphurization for coal-fired generating units. Certain provinces have raised the rates of waste disposal fees since 2008. Such increases in the discharge fees and in the environmental protection expenditure will lead to an increase of the operating costs of power plants like ours and may have adverse impact on our operating results.

We attach great importance to the environmental related matters of our existing power plants and our power plants under construction. We have implemented a system that is designed to control pollution caused by our power plants, including the establishment of an environmental protection office at each power plant, adoption of relevant control and evaluation procedures and the installation of certain pollution control equipment. We believe our environmental protection systems and facilities for the power plants are adequate for us to comply with applicable central government and local government environmental protection laws and regulations. However, the PRC Government may impose new, stricter laws and regulations which would require additional expenditure on environmental protection.

The PRC is a party to the Framework Convention on Climate Change (“Climate Change Convention”), which is intended to limit or capture emissions of “greenhouse” gases, such as carbon dioxide. Ceilings on such emissions could limit the production of electricity from fossil fuels, particularly coal, or increase the costs of such production. At present, ceilings on the emissions of “greenhouse” gases have not been assigned to developing countries under the Climate Change Convention. Therefore, the Climate Change Convention would not have a major effect on the Company in the short-term because the PRC as a developing country is not obligated to reduce its emissions of “greenhouse” gases at present, and the PRC government has not adopted relevant control standards and policies. If the PRC were to agree to such ceilings, or otherwise reduce its reliance on coal-fired power plants, our business prospects could be adversely affected.

Our business benefits from certain PRC government tax incentives. Expiration of, or changes to, the incentives could adversely affect our operating results

Prior to January 1, 2008, according to the relevant income tax law, domestic enterprises were, in general, subject to statutory income tax of 33% (30% enterprise income tax and 3% local income tax). If these enterprises are located in certain specified locations or cities, or are specifically approved by State Administration of Taxation, a lower tax rate would be applied. Effective from January 1, 1999, in accordance with the practice notes on the PRC income tax laws applicable to foreign invested enterprises investing in energy and transportation infrastructure businesses, a reduced enterprise income tax rate of 15% (after the approval of State Administration of Taxation) was applicable across the country. We applied this rule to all of our wholly owned operating power plants after obtaining the approval of State Administration of Taxation. In addition, certain power plants were exempted from enterprise income tax for two years starting from the first profit-making year, after offsetting all tax losses carried forward from the previous years (at most of five years), followed by a 50% reduction of the applicable tax rate for the next three years. The statutory income tax was assessed individually based on each of their results of operations.

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

Fluctuations in exchange rates could have an adverse effect on our results of operations and your investment

As a power producer operating mainly in China, we collect most of our revenues in Renminbi and have to convert Renminbi into foreign currencies to (i) repay some of our borrowings which are denominated in foreign currencies, (ii) purchase foreign made equipment and parts for repairs and maintenance, and (iii) pay out dividend to our overseas shareholders.

The value of the Renminbi against the US dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. Renminbi appreciated by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, Renminbi has appreciated slowly against the U.S. dollar again. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. There remains significant international pressure on the PRC government to further liberalize its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the US dollar. However, there is no assurance that there will not be a devaluation of Renminbi in the future. If there is such devaluation, our debt servicing cost will increase and the return to our overseas investors may decrease.

Our revenues from SinoSing Power and its subsidiaries are collected in Singapore dollar. However, commencing from 2008, the operation results of SinoSing Power and its subsidiaries are consolidated into our financial statements, which use Renminbi as the functional currency and presentation currency. As a result, we are exposed to foreign exchange fluctuations between Renminbi and Singapore dollar. Appreciation of Renminbi against Singapore dollar may cause a foreign exchange loss upon conversion of SinoSing Power and its subsidiaries’ operating results denominated in Singapore dollar into Renminbi, which may have adverse impact on our operation results.

Forward-looking information may prove inaccurate

This document contains certain forward-looking statements and information relating to us that are based on the beliefs of our management as well as assumptions made by and information currently available to our management. When used in this document, the words “anticipate,” “believe,” “estimate,” “expect,” “going forward” and similar expressions, as they relate to us or our management, are intended to identify forward-looking statement. Such statements reflect the current views of our management with respect to future events and are subject to certain risks, uncertainties and assumptions, including the risk factors described in this document. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. We do not intend to update these forward-looking statements.

Risks relating to the PRC

China’s economic, political and social conditions as well as government policies could significantly affect our business

As of December 31, 2010, the majority of our business, assets and operations are located in China. The economy of China differs from the economies of most developed countries in many respects, including government involvement, level of development, economy growth rate, control of foreign exchange, and allocation of resources.

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

Interpretation of PRC laws and regulations involves significant uncertainties

The PRC legal system is based on written statutes and their interpretation by the Supreme People’s Court.  Prior court decisions may be cited for reference but have limited value as precedents.  Since 1979, the PRC government has been developing a comprehensive system of commercial laws, and considerable progress has been made in introducing laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade.  However, because these laws and regulations are relatively new, and because of the limited volume of published cases and judicial interpretation and their lack of force as precedents, interpretation and enforcement of these laws and regulations involve significant uncertainties.  In addition, as the PRC legal system develops, we cannot assure that changes in such laws and regulations, and their interpretation or their enforcement will not have a material adverse effect on our business operations.

We are subject to certain PRC regulations governing PRC companies that are listed overseas.  These regulations contain certain provisions that are required to be included in the articles of association of these PRC companies and are intended to regulate the internal affairs of these companies.  The PRC Company Law and these regulations, in general, and the provisions for protection of shareholders’ rights and access to information, in particular, are less developed than those applicable to companies incorporated in Hong Kong, the US, the UK and other developed countries or regions.  Such limited investor protections are compensated for, to a certain extent, by the Mandatory Provisions for the Articles of Association of Companies to be Listed Overseas and certain additional requirements that are imposed by the Listing Rules of The Hong Kong Stock Exchange with a view to reduce the magnitude of differences between the Hong Kong Company Law and PRC Company Law.  The articles of association of all PRC companies listed in Hong Kong must incorporate such Mandatory Provisions and these additional requirements.  Although our Articles of Association have incorporated such provisions and requirements, there can be no assurance that our shareholders will enjoy protections to which they may be entitled in other jurisdictions.

Risks relating to our operations in Singapore

Our operations in Singapore are subject to a number of risks, including, among others, risks relating to electricity pricing, dispatching, fuel supply, project development, capital expenditure, environmental regulations, government policies, and Singapore’s economic, political and social conditions. Any of these risks could materially and adversely affect our business, prospects, financial condition and results of operations.

Fluctuation in market demand and intensified competition may adversely affect Tuas Power’s business and results of operations.

Our operations in Singapore depend on market demand and are subject to competition. While power demand recovered strongly in 2010 from 2009 depressed levels, this growth is expected to be moderate going forward and is highly dependent on sustained recovery in the Singapore’s and global economy.  The liberalization of Singapore’s power market and the further deregulation of its power industry have resulted in more intense competition among the power generation companies in Singapore.  Tuas Power group, or Tuas Power, one of our wholly-owned business units, is one of the three largest power generation companies in Singapore.  If Tuas Power is unable to compete successfully against other power generation companies in Singapore, its business, prospects, financial condition and results of operations may be adversely affected.

Regulatory changes of the vesting regime in Singapore could expose Tuas Power to electricity price volatility and adversely affect its business and results of operations.

Tuas Power derives its revenue mainly from sale of electricity to the National Electricity Market of Singapore (the “NEMS”) through a bidding process and vesting contracts under which a significant portion of power sales is predetermined by EMA. Vesting contracts are a form of bilateral contract imposed/vested on the major power generation companies in Singapore. Vesting contract price is set by the Energy Market Authority (the “EMA”), which is Singapore’s power market regulator. The quantity of each power generation company’s capacity reserved for vesting contracts depends on the proportion of such power generation company’s capacity to total capacity in the NEMS system. The contract quantity and price are recalculated every three months.  For the period from January 1, 2010 to December 31, 2010, power sold through vesting contracts represented approximately 59% of Tuas Power’s total power sold. As an important governmental policy in Singapore’s power market, vesting contracts may continue as long as the EMA considers that high market concentration persists and that power generation companies may potentially exercise their market power. Any significant decrease in the quantity of capacity covered by Tuas Power’s vesting contracts will further expose Tuas Power to electricity price volatility and may have an adverse impact on its business and results of operations.

Volatility in fuel cost and disruption in fuel supply and its transportation may adversly affect the operation results of Tuas Power.

The fuel for Tuas Power consists of oil and gas.  Since the procurement price of gas is closely linked to oil price, the fuel cost of Tuas Power is exposed to the volatility of international oil price.  In addition, the commitments for the purchase of fuel are denominated in US dollars, which further exposes Tuas Power to foreign currency risk. Any increase in fuel price due and appreciation of the US dollar against the Singapore dollar will translate into an increase in fuel cost for Tuas Power. Some of such increase can be pass through electricity sale contracts while fuel and foreign exchange hedging strategies done appropriately will mitigate the impact of such increase. No assurance can be given that such increase will not adversly affect results of its operation. Tuas Power is highly dependent upon the import of gas via pipelines from Indonesia. Any disruption of such supply would impact the normal operation of Tuas Power significantly. Although Tuas Power has further contracted to buy liquefied natural gas for its incremental needs in the future. There can be no assurance that, in the event of fuel supply shortfalls, Tuas Power’s operations will not be adversely affected.

ITEM 4	Information on the Company

A.	History and development of the Company

Our legal and commercial name is Huaneng Power International, Inc.  Our head office is at Huaneng Building, No.4 Fuxingmennei Street, Xicheng District, Beijing, People’s Republic of China and our telephone number is (8610) 63226999.  We were established in June 1994 as a company limited by shares organized under the laws of the People’s Republic of China.

On April 19, 2006, we carried out the reform to convert all non-tradable domestic shares to tradable domestic shares. According to the reform plan, Huaneng Group and HIPDC offered three shares to each holder of A Shares for every ten shares held by them.  The total number of shares offered in connection with the reform was 150,000,000 shares. As a result, all non-tradable domestic shares were permitted to be listed on stock exchange for trading with certain selling restrictions. The period of selling restrictions is sixty months for the non-tradable shares held by Huaneng Group and HIPDC, and one year for most non-tradable shares held by others starting from April 19, 2006. As of March 31, 2011, approximately 6.122 billion of our shares in connection with the reform, including our shares directly held by Huaneng Group and HIPDC, remained subject to selling restrictions. Such selling restriction are expected to be released on April 19, 2011. The reform did not affect the rights of shareholders of our overseas listed foreign shares.

As resolved at the 2008 annual general meeting held on June 18, 2009, our company has been given a mandate to issue within the PRC short-term debentures of a principal amount not exceeding RMB10 billion within 12 months from the date on which the shareholder’s approval was obtained. On September 9, 2009, we issued the first tranche of the short-term RMB denominated debenture in the amount of RMB5 billion with a maturity period of 270 days, a unit face value of RMB100 and an interest rate of 2.32%. On March 24, 2010, we issued the second tranche of the short-term debenture in the amount of RMB5 billion, with a maturity period of 270 days, a unit face value of RMB100 and an interest rate of 2.55%. These two tranches of short-term debentures were repaid in June 2010 and December 2010, respectively.

On December 31, 2009, we entered into an equity transfer contract with Shandong Electric Power Corporation (“Shandong Power”) and Shandong Luneng Development Group Company Limited (“Luneng Development”) to acquire various interests and preliminary stage projects in nine entities. As of December 31, 2010, the operating results of four of the nine entities were consolidated into ours. As of March 31, 2011, we have completed the acquisition and the operating results of all the nine entities were consolidated into ours.

As resolved at the 2009 annual general meeting held on June 22, 2010, our company has been given a mandate to issue within the PRC short-term debentures of a principal amount not exceeding RMB10 billion  within 12 months from the date on which the shareholders’ approval was obtained. On July 2, 2010, we issued the first tranche of the short-term RMB denominated debentures in the amount of RMB5 billion with a maturity period of 365 days, a unit face value of RMB100 and an interest rate of 3.20%. On January 13, 2011, we issued the second tranche of the short-term RMB denominated debentures in the amount of RMB5 billion with a maturity period of 365 days, a unit face value of RMB100 and an interest rate of 3.95%.

In September 2010, we received from Huaneng Group an undertaking on relevant matters for further avoidance of business competition. The principal terms of the undertaking include, among others, that Huaneng Group shall treat us as the only platform for ultimate integration of its conventional energy business.  See “Item 7.A. Major shareholders” for details.

In 2010, we increased our share capital through non-public issuances of new shares, including A shares and H shares. With the approval from shareholders and relevant PRC governmental authorities, we were authorized to issue (i) not exceeding 1,500 million new A shares by way of placement to not more than 10 designated investors including Huaneng Group, which would subscribe for no more than 500 million new A shares, and (ii) no more than 500 million new H Shares to China Hua Neng Hong Kong Company Limited (“Hua Neng HK”). On December 23, 2010, we completed the non-public issuance of 1,500 million new A shares (ordinary shares with a par value of RMB1 per share) to 10 designated investors, including Huaneng Group, at the issuance price of RMB5.57 per share. The shares subscribed by Huaneng Group are subject to a lock-up period of 36 months, and the shares subscribed by other designated investors are subject to a lock-up period of 12 months. On December 28, 2010, we completed the placement of 500 million H shares (ordinary shares with a par value of RMB1 per share) to Hua Neng HK at the subscription price of HK$4.73 per share.

On December 1, 2010, we entered into a transfer agreement with Huaneng Energy & Communications Holdings Co., Ltd. (“HEC”), a wholly owned subsidiary of Huaneng Group, pursuant to which we agreed to acquire from HEC its 50% equity interest in Shanghai Time Shipping Co., Ltd. (“Time Shipping”) from HEC for a consideration of RMB1.058 billion. On the same day, we entered into a transfer agreement with Huaneng Group, pursuant to which we agreed to acquire a 30% equity interest in Hainan Nuclear Power Co., Ltd. (“Hainan Nuclear”) from Huaneng Group for a consideration of RMB0.174 billion. Hainan Nuclear at present is in the course of constructing two pressurized water reactors of 650MW. In December 2010, we completed the acquisition of 50% equity interest in Time Shipping and 30% equity interest in Hainan Nuclear.

On January 4, 2011, we entered into an equity transfer agreement relating to the acquisition of Fushun Suzihe Hydropower Development Company Limited (“Fushun Suzihe Hydropower”) with its existing shareholders, pursuant to which we agreed to acquire the entire equity interest in Fushun Suzihe Hydropower with an aggregate consideration of RMB50 million. Fushun Suzihe Hydropower has a planned hydropower capacity of 37.5 MW (3 x 12.5 MW), which is under construction and is expected to commence operation by the end of 2011.

See “Item 5 Operating and Financial Review and Prospects — Liquidity and Cash Resources” for a description of our principal capital expenditures since the beginning of the last three financial years.

B.	Business overview

We are one of the China’s largest independent power producers.  As of March 31, 2011, we had controlling generating capacity of 54,402 MW, and a total generating capacity of 50,935 MW on an equity basis.

Operations in China

We are engaged in developing, constructing, operating and managing power plants throughout China. Our domestic power plants are located in 18 provinces, provincial-level municipalities and autonomous regions. We also have a wholly-owned power plant in Singapore.

In 2010, with the continuous recovery of China’s macro economy from the adverse impact of the international financial crisis, power consumption by the downstream industries continued to contribute to the growing power demand. The macro economic conditions of China have provided opportunities for the development of China’s power industry and the growth of power generation companies. Meanwhile, coal price in the domestic market increased from the previous year. We adopted various measures including optimizing the coal supply structure, increasing imported coal purchase volume and actively utilizing the internal available resources of Huaneng Group, thus effectively controlled the costs in fuel purchases. In response to the international financial crisis and complicated operating conditions, our management and all employees worked together and made every effort to actively deal with the challenges by grasping the growth trend of the China’s economy and the favourable conditions where national electricity consumption continued to increase. We have actively dealt with the changes in power, coal and capital markets and made new progress in the areas of project development, emission reductions, safe production, operation management, energy saving, environmental protection, , capital operation and corporate governance.

In the year of 2010, new generating units with a total installed capacity of 1,800 MW were put into commercial operations. In 2010, our total domestic power generation from all operating power plants on a consolidated basis amounted to 256.950 billion kWh, representing a 26.25% increase from 2009. The annual average utilization hours of our coal-fired generating units reached 5,564 hours, 533 hours above the average rate of the coal-fired generating units in China.  Our fuel cost per unit of power sold by domestic power plants increased by 14.72% from the previous year to RMB247.49 per MWh.

We believe our significant capability in the development and construction of power projects, as exemplified in the completion of our projects under construction ahead of schedule, and our experience gained in the successful acquisitions of power assets in recent years will enable us to take full advantage of the opportunities presented in China’s power market and made available to us through our relationship with HIPDC and Huaneng Group.

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

Operations in Singapore

Tuas Power group (“Tuas Power”), one of our wholly-owned business units, operates in Singapore and is engaged in the business of generation, wholesale and retail of power and other relating utilities. Tuas Power comprises of Tuas Power Ltd (“TPL”), the investment holding company, and seven subsidiaries. Among those subsidiaries, Tuas Power Generation Pte Ltd (“TPG”) is the electricity generation company that owns 100% of Tuas Power Supply Pte Ltd (“TPS”), which is the retail arm of TPG. We have consolidated Tuas Power’s results of operations since March 2008. The total assets and revenue of Tuas Power represented approximately 12.44% and 14.54%, respectively, of our total assets and revenue as of and for the year ended December 31, 2010.

With two 600 MW oil-fired steam generating units and four 367.5 MW gas-fired combined cycle generating units, TPG has a total generating capacity of 2,670 MW as of December 31, 2010. In 2010, the power generated by Tuas Power in Singapore accounted for 24.7% of the total power generated in Singapore, representing a slight increase from 2009.

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

Opportunity identification and feasibility study

We initially identify an area in which additional electric power is needed by determining its existing installed capacity and projected demand for electric power.  The initial assessment of a proposed power plant involves a preliminary feasibility study.  The feasibility study examines the proposed power plant’s land use requirements, access to a power grid, fuel supply arrangements, availability of water, local requirements for permits and licenses and the ability of potential customers to afford the proposed power tariff.  To determine projected demand, factors such as economic growth, population growth and industrial expansion are used.  To gauge the expected supply of electricity, the capacities of existing plants and plants under construction or development are studied.

Approval process

Prior to July 2004, any project proposal and supporting documents for new power plants must first be submitted to the NDRC for approval and then be submitted to the State Council.  In July 2004, the State Council of the PRC reformed the fixed asset investment regulatory system in China.  Under the new system, new projects in the electric power industry that do not use government funds will no longer be subject to the examination and approval procedure.  Instead, they will only be subject to a confirmation and registration process.  Coal-fired projects will be subject to confirmation by the NDRC. Wind power projects with installed capacity of 50 MW or obove shall be subject to confirmation and registration with the relevant department of the central government while wind power project with installed capacity lower than 50 MW shall be subject to confirmation and registration with relevant local government departments. Wind power projects confirmed by local government departments at provincial level shall also be filed with the NDRC and China National Energy Administration.

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

Import duties

China’s general import-tariff level has been declining since China acceded to the WTO in November 2001.  China’s average import-tariff rate was reduced annually from 15.3% in 2001 to 9.9% in 2005 and 2006.  Starting from January 1, 2007, the average import-tariff rate was further reduced to 9.8%. In general, China’s accession to WTO will bring its import-tariff to a level consistent with the average level of all other WTO members.

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

Plant start-up and operation

We have historically operated and intend to continue to operate our power plants.  Our power plants have established management structures based on modern management techniques.  We select the superintendent for a new power plant from the senior management of our operating plants early in the construction phase of the new plant, invest in the training of operational personnel, adopt various rational management techniques and structure its plant bonus program to reward efficient and cost-effective operation of the plant in order to ensure the safety, stability and high level of availability of each power plant.  Our senior management meets several times a year with the superintendents of the power plants as a group, fostering a team approach to operations, and conducts annual plant performance reviews with the appropriate superintendent, during which opportunities to enhance the power plant’s performance and profitability are evaluated.

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

Development of Power Plants in Singapore

The Singapore electricity industry had traditionally been vertically integrated and owned by the government.  Since 1995, steps have been taken to liberalize the power industry, including corporatization of the Public Utilities Board (“PUB”) in 1995, establishment of Singapore Electricity Pool (“SEP”) in 1998, formation of Energy Market Authority (“EMA”) in 2001, and the evolvement of the SEP into the New Electricity Market of Singapore (“NEMS”) in 2003. The EMA is a statutory body responsible for the economic, technical and competition regulation of the gas and electricity industry in Singapore.  In carrying out its functions as the regulator of the power sector, EMA is empowered under the Electricity Act to issue and enforce licences, codes of practices and performance standards.  Energy Market Company Pte Ltd. (the “EMC”), a subsidiary of the EMA, is the market company licensed to operate the wholesale market, or the NEMS.

In Singapore, a company is required to hold a generation license issued by the EMA if it generates electricity by means of one or more generating units with capacity of 10 MW or above. If connected to the power grid, the generating unit(s) must be registered with the EMC and will have to compete with other power generation companies to secure dispatch in the NEMS.

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

By most measures of market power, the Singapore market is highly concentrated as the three largest power generation companies account for approximately 90% of total power capacity.  Although such high market concentration is expected to decrease over time, it is expected to remain as a concern for at least the next decade. Therefore, it is unlikely that the EMA will allow the three largest power generation companies to increase their licensed capacity and these generation companies will have to rely on the optimization of their existing capacity within license cap to improve efficiency and forestall new entry.

As of March 31, 2011, major players including Tuas Power have announced repowering of existing plants and addition of new greenfield capacities. In addition, a new entrant, Island Power, has announced its plans to compete in the Singapore electricity market.

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

In May 2007, NDRC and the State Environment Protection Administration jointly promulgated Interim Administrative Measures on Electricity Price of Coal-fired Generating Units installed with Desulphurization Facilities and the Operations of Such Facilities, which provided that a premium for desulphurization may be charged on the price of the electricity generated by generating units installed with desulphurization facilities on and from the date on which such desulphurization facilities are tested and accepted by relevant environment protection regulator.  Such pricing policy is also applicable to the old generating units which are installed with desulphurization facilities.  The new measures are more stringent on the regulation of the coal-fired power plants with desulphurization facilities, setting forth the categories under which the price including a desulphurization premium will be offset or otherwise penalized based on the ratio of utilization of the relevant desulphurization facilities on annual basis.  As of December 31, 2010, all of our existing coal-fired generating units have installed and operated the desulphurization facilities and all the generating units will meet the standards for environmental protection.

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

In 2010, the PRC government started to implement the direct power purchase policy. As of December 31, 2010, of the areas we operate power plants, Fujian and Liaoning provinces are approved by the NDRC to implement the direct power purchase by large power end-users. In addition, during 2010 SERC issued several circulars and notices to regulate the transprovincial and interregional transaction of power and/or power generation right, in which the power purchase price shall be freely determined by negotiation through market pricing mechanism.

On May 12, 2010, NDRC, SERC and China National Energy Administration jointly issued the Notice regarding Cleaning up the Preferential Power Tariff provided to High Energy Consumption Companies to terminate the preferential power tariffs provided to high energy consumption companies. On May 19, 2010, NDRC, SERC, China National Energy Administration and several other PRC governmental authorities jointly promulgated the Notice on Immediate National Inspection over Power Tariff, pursuant to which certain practices violating relevant applicable regulations shall be rectified, including the provision of preferential tariffs to high energy consumption companies, the implementation of preferential tariffs by local government beyond its authority and the inexecution of on-grid tariff.

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

In addition, the major power generation companies, including Tuas Power, are obliged to hold vesting contracts.  Vesting contracts are a form of bilateral contract imposed/vested on the generation companies who had been licensed by the EMA before the start of the NEMS.  Market Support Services Licensee is the counterparty to all of the vesting contracts, and the vesting contracts are settled between the parties through the EMC’s settlement system. The quantity of each power generation company’s capacity covered by vesting contracts depends on the proportion of its capacity to total capacity in the NEMS system. Vesting contract price is set by the EMA at the long run marginal cost and is adjusted by the EMA on a periodic basis for changes in the long run marginal cost and on a quarterly basis for inflation and changes in fuel prices. Such mechanism helps protect the profit margins of the power generation companies in the Singapore market to a large degree. The contract quantity and price are currently recalculated every three months.

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

In 2003, SERC and the State Administration of Commerce and Industry jointly promulgated a model contract form (the “Model Contract Form”) for use by power grid companies and power generation companies in connection with electricity sale and purchase transactions.  The Model Contract Form contains provisions on the parties’ rights and obligations, amount of electricity subject to purchase, payment method and liabilities for breach of contract, etc.  We believe that the publication of the Model Contract Form has facilitated the negotiation and execution of electricity purchase contracts between power grid companies and power generation companies in a fair, transparent and efficient manner.  In 2010, all of the agreements entered into between our power plants and the local grid companies were based on the Model Contract Form.

Power sales through competitive bidding are one of the targets of power market reform. The PRC government started in 1999 to experiment with a program to effect power sales through competitive bidding in some provinces, and has been gradually expanding the program with a view to creating a market-oriented electric power industry. Pursuant to the opinions regarding promotion of electric power system reform in the period of “The Eleventh  Five-Year Plan” adopted by the State Council in November 2006, the SERC will speed up the reform to establish an electric power market suitable to China’s circumstances. Furthermore, the PRC government started in 2009 to experiment with a program for direct power purchase by large power end-users, and has promulgated relevant rules governing the price and method of direct power purchase transaction as well as the market entrance and exit mechanism. In accordance with the above policies, we are conducting research on the program for direct power purchase by large power end-users. However, since the detailed implementation rules governing the program at local level are different among the regions in terms of market entrance condition, scope of experiment, and price and method of direct power purchase, these rules are subject to approvals by relevant central governmental authorities. As of December 31, 2010, of the areas we operate power plants, Fujian and Liaoning provinces are approved by the NDRC to implement the direct power purchase by large power end-users.

Establishing regional power markets and increasing the use of the bidding method are the general trend in China’s power market reform, which is conducive to creating a competition environment that is fair, transparent and equitable. Power sales through bidding process have been experimented in the power market in the Northeastern region and Eastern region. However, during the three years ended December 31, 2010, the use of the bidding method in power sales had not been substantively implemented yet.  We believe that this reform will benefit us in the long-term.

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

The following table sets forth the average power tariff (RMB/MWh) of electric power sold by our power plants in China, for each of the five years ended December 31, 2010 and the approved power tariff for 2011.

	Year Ended December 31,
	2006	2007	2008	2009	2010	2011
	Average Tariff (1)	Average Tariff (1)	Average Tariff (1)	Average Tariff(1)	Average Tariff(1)	Approved Tariff(1)
Liaoning Province
Dalian Power Plant	315.95	323.27	338.05	368.66	375.44	367.70
Dandong Power Plant	322.76	330.38	340.82	366.30	376.61	378.50
Yingkou Power Plant	334.47	343.37	360.45	383.58	387.78	390.00
Yingkou Co-generation Power Plant	--	--	--	375.00	386.29	390.00
Inner Mongolia Autonomous Region
Huade Wind Power Plant	--	--	--	--	510.00	510.00
Hebei Province
Shang’an Power Plant(2)	340.22	344.47	356.52	372.41	378.59	402.30
Gansu Province
Pingliang Power Plant	216.27	223.31	238.89	261.02	275.91	281.50
Beijing Municipality
Beijing Co-generation Power Plant	--	--	--	482.42	474.21	491.80
Tianjin Municipality
Yangliuqing Co-generation Power Plant(2)	--	--	--	408.12	407.08	436.80
Shanxi Province

	Year Ended December 31,
	2006	2007	2008	2009	2010	2011
	Average Tariff (1)	Average Tariff (1)	Average Tariff (1)	Average Tariff(1)	Average Tariff(1)	Approved Tariff(1)
Yushe Power Plant
Phase I	316.16	332.53	345.77	352.89	336.30	336.30
Phase II	268.21	274.16	289.32	316.62	333.36	336.30
Shandong Province
Dezhou Power Plant	360.68	360.45	394.08	418.92	417.68	423.90
Jining Power Plant
Phases I, II	342.42	310.90	356.56	397.40	398.11	401.90
Phase III	342.42	370.90	384.29	408.47	411.16	401.90
Co-generation	--	--	--	397.40	401.90	397.40
Xindian Power Plant
Phases I, II	350.54	379.71	371.86	--	--	--
Phase III	351.90	356.01	370.99	404.30	405.68	404.30
Weihai Power Plant(2)	402.99	403.00	422.78	459.90	456.31	463.50
Rizhao Power Plant Phase II	--	--	--	394.24	397.60	397.40
Zhanhua Co-generation	--	--	--	--	397.40	397.40
Henan Province
Qinbei Power Plant	311.20	311.86	339.85	370.47	379.68	391.20
Jiangsu Province
Nantong Power Plant	344.92	339.47	385.53	401.71	409.06	425.00
Nanjing Power Plant	345.56	342.99	375.47	407.58	414.19	425.00
Taicang Power Plant
Phase I	361.64	359.69	401.60	412.19	415.37	433.10
Phase II	371.50	358.08	396.48	398.36	414.13	433.10
Huaiyin Power Plant
Phase I	366.44	--	--	--	--	--
Phase II	362.26	357.47	396.80	415.73	443.17	430.00
Phase III	362.26	357.47	396.80	415.73	443.17	430.00
Jinling Power Plant
CCGT	--	481.99	528.73	544.97	568.00	568.00
Coal-fired	--	--	--	--	430.00	430.00
Qidong Wind Power Plant	--	--	--	487.70	487.70	487.70
Shanghai Municipality
Shidongkou I	358.85	369.54	377.35	425.76	435.52	440.60
Shidongkou II	357.08	347.93	377.04	411.80	416.36	425.60
Shanghai CCGT Power Plant	--	--	602.57	629.00	662.00	662.00
Chongqing Municipality
Luohuang Power Plant
Phases I, II	314.87	308.65	338.27	365.70	373.30	378.30
Phase III	337.30	337.30	354.89	381.07	388.30	388.30
Zhejiang Province
Changxing Power Plant	408.90	428.16	450.86	479.71	519.39	--
Yuhuan Power Plant	360.95	415.05	444.92	467.54	459.86	457.00
Hunan Province
Yueyang Power Plant
Phase I	360.88	366.49	388.53	434.39	433.09	440.50
Phase II	363.38	378.91	398.62	434.05	439.92	425.50
Jiangxi Province
Jinggangshan Power Plant
Phase I	369.87	366.94	379.99	415.37	427.56	428.00

	Year Ended December 31,
	2006	2007	2008	2009	2010	2011
	Average Tariff (1)	Average Tariff (1)	Average Tariff (1)	Average Tariff(1)	Average Tariff(1)	Approved Tariff(1)
Phase II	--	--	--	406.60	408.51	422.00
Fujian Province
Fuzhou Power Plant(2)	342.46	369.61	401.22	412.24	413.22	429.30
Guangdong Province
Shantou Power Plant
Phase I	487.55	497.7	522.42	547.00	540.70	540.71
Phase II	446.54	453.2	472.96	502.23	496.20	496.20
Haimen Power Plant	--	--	--	497.45	496.33	496.20

______________
Notes:

(1)	Includes value-added tax.

(2)
For the 2011 approved tariff, some power plants may have several different approved tariffs which will be applied to the different generating units of such plants. Of Fuzhou Power Plant, Unit 5 has the approved tariff of 399.30. Of Shang’an Power Plant, Units 5 and 6 have the approved tariff of 386.80. Of Weihai Power Plant, Unit 5 has the approved tariff of 397.40. Of Yangliuqing Co-generation Power Plant, Units 7 and 8 have the approved tariff of 382.00.

Power sales in Singapore

According to the latest available update from EMA, the total licensed capacity in commercial operation in Singapore was 10,230MW. In 2010, the peak demand for electricity was 6,294MW and the annual average load was 5,008 MW. The power market in Singapore is competitive, and power generation companies sell their power output through bidding process and vesting contracts. As of December 31, 2010, power sold through vesting contracts presented approximately 55% of the total power sold by the power generation companies.

 Tuas Power is required to sell a substantial portion of its electric power output to the NEMS through a competitive bidding process. The gas-fired combined cycle units of Tuas Power enjoy advantages in the competitive biddings of the pool market given their relatively low cost and high efficiency. Tuas Power in turn receives the price cleared in the market for its output. The uncertainty of the revenue associated the sale of electricity in the NEMS is effectively hedged via vesting contracts and direct retail sales which is carried out through a Tuas Power’s subsidiary. According to EMA, for each of the past five years ended December 31, 2010, the average annual pool price per MWh of the NEMS was S$132.42, S$124.57, S$162.53, S$109.90 and S$170.66, respectively. Tuas Power sells all its electricity output into the NEMS, but the actual settlement tariffs deviate from the pool prices due to the effect of vesting contracts and retail sales. For the period from January 1, 2010 to December 31, 2010, power sold through vesting contracts and retail sales represented approximately 91% of Tuas Power’s total power sold for the same period.

Fuel supply arrangements

In 2010, the majority of our power plants were fueled by coal, gas or oil.

Coal

Most of the coal supply for our coal-fired power plants is obtained from numerous coal producers in Shanxi Province, Inner Mongolia Autonomous Region and Gansu Province.

In recent years, as part of its efforts to make a transition from a comprehensive planned economy to a “socialist market economy”, the PRC has experimented with a variety of methods of setting coal prices. In 1996, the government allowed coal prices to fluctuate within a range around a reference price for coal allocated under the State Plan to be used in electricity generation, and set maximum allowable prices in various coal-producing areas for coal used in electricity generation.

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

In 2010, the average of coal price increased significantly. We purchased 114.82 million tons of coal and consumed 113.23 million tons of coal. Of our total coal purchases, 52.50% was purchased under the key contracts and the remainder was purchased in the open market. The coal purchase price for our company, including transportation costs and miscellaneous expenses, averaged approximately RMB605.04 per ton.

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

We have secured our coal supply for 2011 by entering into key contracts with coal suppliers. We have also entered into coal import contracts to supplement the coal supply for our power plants located in coastal regions, which is expected to further stabilize our fuel cost. However, due to the uncertainties in the coal market and coal transportation capacity, new challenges may arise with respect to the price and supply of coal, thus creating pressure on our cost control.

Gas

Huaneng Shanghai Combined Cycle Gas Turbine Power Plant (“Shanghai CCGT”) is a gas-fired power plant. The gas supply for Shanghai CCGT is transported through the pipeline of “West-East Gas Transport Project “.

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

We are 36.05% owned by HIPDC, which in turn is a subsidiary of Huaneng Group. Huaneng Group was established in 1988 with the approval of the State Council. Huaneng Group also holds a 14.86% equity interest in us either directly or through its wholly-owned subsidiaries.  In 2002, Huaneng Group was restructured as one of the five independent power generation group companies to take over the power generation assets originally belonging to the State Power Corporation of China.  Huaneng Group has a registered capital of RMB20 billion and is controlled and managed by the central government.  Huaneng Group is principally engaged in the development, investment, construction, management and operation of energy related projects as well as the production and sale of electricity.  In addition to this core business, Huaneng Group also engages in the development, investment, construction, production and sale of projects and products in the information, transportation, new energy source and environmental industries.

HIPDC was established in 1985 as a joint venture with 51.98% of its equity interests currently owned by Huaneng Group. HIPDC is engaged in developing, investing, operating and constructing power plants in China.  Some of the power plants currently owned and operated by us were originally built and later transferred to us by HIPDC.  Both Huaneng Group and HIPDC have agreed to give us preferential rights in the power development business and power assets transfers.  See “Item 7.A. Major shareholders” for details.

The following organizational chart sets forth the organizational structure of HIPDC and us as of March 31, 2011:

_______________

Notes:

(1)
Huaneng Group indirectly holds 100% equity interests in Pro-Power Investment Limited through its wholly-owned subsidiary, China Hua Neng Hong Kong Company Limited, and Pro-Power Investment Limited in turn holds 5% equity interests in HIPDC. As a result, Huaneng Group indirectly holds additional 5% equity interests in HIPDC.

(2)
Of the 14.86% equity interest, 11.06% was directly held by Huaneng Group, 3.70% was held by Huaneng Group through its wholly-owned subsidiary, China Hua Neng Hong Kong Company Limited, and the remaining approximately 0.09% was held by Huaneng Group through its wholly-owned subsidiary, Huaneng Captial Services Company Limited.

For a detailed discussion of the Company’s subsidiaries, see Note 9 to the Financial Statements.

D.	Property, plants and equipment

The following table presents certain summary information on our power plants as of March 31, 2011.

Plant or Expansion		Actual In-service Date	Current Installed Capacity	Ownership	Attributable Capacity	Type of Fuel
(Names as defined below)			(MW)%		MW
Liaoning Province
Dalian	Phase I	Unit I: Sep. 1988	2 x 350	100%	700	Coal
		Unit II: Dec. 1988
	Phase II	Unit III: Jan. 1999	2 x 350	100%	700	Coal
		Unit IV: Jan. 1999
Dandong		Unit I: Jan. 1999	2 x 350	100%	700	Coal
		Unit II: Jan. 1999
Yingkou	Phase I	Unit I: Jan. 1996	2 x 320	100%	640	Coal
		Unit II: Dec. 1996
	Phase II	Unit III: Aug. 2007	2 x 600	100%	1,200	Coal
		Unit IV: Oct. 2007
Yingkou Co-generation		Unit I: Dec. 2009	2 x 330	100%	660	Coal
		Unit II: Dec. 2009
Inner Mongolia Autonomous Region
Huade		33 turbines: Dec. 2009	49.5	100%	49.5	Wind
Hebei Province
Shang’an	Phase I	Unit I: Aug. 1990	2 x 350	100%	700	Coal
		Unit II: Dec. 1990
	Phase II	Unit III: Oct. 1997	2 x 300	100%	600	Coal
		Unit IV: Oct. 1997
	Phase III	Unit V Jul. 2008	2 x 600	100%	1,200	Coal
		Unit VI: Aug. 2008
Kangbao Wind Power	Phase I	33 turbines: Jan. 2011	49.5	100%	49.5	Wind
Gansu Province
Pingliang		Unit I: Sep. 2000	3 x 325	65%	633.75	Coal
		Unit II: Jun. 2001
		Unit III: Jun. 2003
		Unit IV: Nov. 2003	1 x 300	65%	195	Coal
		Unit V: Feb. 2010	2 x 600	65%	780	Coal
		Unit VI: March 2010
Beijing Municipality
Beijing Co-generation		Unit I: Jan. 1998	2 x 165	41%	135.3	Coal
		Unit II: Jan. 1998
		Unit III: Dec. 1998	2 x 220	41%	180.4	Coal
		Unit IV: Jun. 1999
		Unit V: Apr. 2004	75	41%	30.75	Coal
Tianjin Municipality
Yangliuqing Co-generation		Unit I: Dec. 1998	4 x 300	55%	660	Coal
		Unit II: Sep. 1999
		Unit III: Dec. 2006
		Unit IV: May 2007
Shanxi Province
Yushe	Phase I	Unit I: Jun. 1994	2 x 100	60%	120	Coal
		Unit III: Dec. 1994
	Phase II	Unit IV: Oct. 2004	2 x 300	60%	360	Coal
		Unit II: Nov. 2004
Shandong Province
Dezhou	Phase I	Units I: 1992	1 x 330	100%	330	Coal

Plant or Expansion		Actual In-service Date	Current Installed Capacity	Ownership	Attributable Capacity	Type of Fuel
(Names as defined below)			(MW)%		MW
		Unit II: 1992	1 x 320	100%	320	Coal
	Phase II	Units III: Jun. 1994	1 x 300	100%	300	Coal
		Unit IV: May 1995	1 x 320	100%	320	Coal
	Phase III	Units V: Jun. 2002	2 x 700	100%	1,400	Coal
		Unit VI: Oct. 2002
Jining	Coal-fired	Unit V: Jul. 2003	2 x 135	100%	270	Coal
		Unit VI: Aug. 2003
	Co-generation	Unit I: Nov. 2009	2 x 350	100%	700	Coal
		Unit II: Dec. 2009
Xindian	Phase III	Unit V: Sep 2006	2 x 300	95%	570	Coal
		Unit VI: Nov. 2006
Weihai	Phase II	Units III: Mar. 1998	2 x 320	60%	384	Coal
		Unit IV: Nov. 1998
Rizhao	Phase I	Unit I: Apr. 2000	2 x 350	44%	308	Coal
		Unit II: Apr. 2000
	Phase II	Unit III: Dec. 2008	2 x 680	100%	1,360	Coal
		Unit IV: Dec. 2008
Zhanhua		Unit I: Jul. 2005	2 x 165	100%	330	Coal
		Unit II: Jul. 2005
Henan Province
Qinbei	Phase I	Unit I: Nov. 2004	2 x 600	60%	720	Coal
		Unit II: Dec. 2004
	Phase II	Unit III: Nov. 2007	2 x 600	60%	720	Coal
		Unit IV: Nov. 2007
Jiangsu Province
Nantong	Phase I	Unit I: Sep. 1989	2 x 352	100%	704	Coal
		Unit II: Mar. 1990
	Phase II	Unit III: Jul. 1999	2 x 350	100%	700	Coal
		Unit IV: Oct. 1999
Nanjing		Unit I: Mar. 1994	2 x 320	100%	640	Coal
		Unit II: Oct. 1994
Taicang	Phase I	Unit I: Dec. 1999	2 x 320	75%	480	Coal
		Unit II: Apr. 2000
	Phase II	Unit III: Jan. 2006	2 x 630	75%	945	Coal
		Unit IV: Feb. 2006
Huaiyin	Phase II	Unit III: Jan. 2005	2 x 330	63.64%	420	Coal
		Unit IV: Mar. 2005
	Phase III	Unit V: May 2006	2 x 330	63.64%	420	Coal
		Unit VI: Sep. 2006
Jinling	CCGT	Unit I: Dec. 2006	2 x 390	60%	468	Gas
		Unit II: Mar. 2007
	Coal-fired	Unit III: Dec. 2009	1,030	60%	618	Coal
Qidong	Phase I	61 turbines: Mar. 2009	91.5	65%	59.5	Wind
	Phase II	25 turbines: Jan. 2011	50.0	65%	32.5	Wind
Shanghai Municipality
Shidongkou I		Unit I: Feb. 1988	4 x 325	100%	1,300	Coal
		Unit II: Dec. 1988
		Unit III: Sep. 1989
		Unit IV: May 1990
Shidongkou II		Unit I: Jun. 1992	2 x 600	100%	1,200	Coal
		Unit II: Dec. 1992

Shanghai CCGT		Unit I: May 2006	3 x 390	70%	819	Gas
		Unit II: Jun. 2006
		Unit III: Jul. 2006

Plant or Expansion		Actual In-service Date	Current Installed Capacity	Ownership	Attributable Capacity	Type of Fuel
(Names as defined below)			(MW)%		MW
Chongqing Municipality
Luohuang	Phase I	Unit I: Sep. 1991	2 x 360	60%	432	Coal
		Unit II: Feb. 1992
	Phase II	Unit III: Dec. 1998	2 x 360	60%	432	Coal
		Unit IV: Dec. 1998
	Phase III	Unit V: Dec. 2006	2 x 600	60%	720	Coal
		Unit VI: Jan. 2007
Zhejiang Province
Changxing(1)		Unit I: Jan. 1992	1 x 135	100%	260	Coal
		Unit II: Aug. 1992	1 x 125
Yuhuan	Phase I	Unit I: Nov. 2006	2 x 1,000	100%	2,000	Coal
		Unit II: Dec. 2006
	Phase II	Unit III: Nov. 2007	2 x 1,000	100%	2,000	Coal
		Unit IV: Nov. 2007
Hunan Province
Yueyang	Phase I	Unit I: Sep. 1991	2 x 362.5	55%	398.75	Coal
		Unit II: Dec. 1991
	Phase II	Unit III: Mar. 2006	2 x 300	55%	330	Coal
		Unite IV: May 2006
	Phase III	Unit V: Jan. 2011	1 x 600	55%	330	Coal
Jiangxi Province
Jinggangshan	Phase I	Unit I: Dec. 2000	2 x 300	100%	600	Coal
		Unit II: Aug. 2001
	Phase II	Unit III: Nov. 2009	2 x 660	100%	1,320	Coal
		Unit IV: Dec. 2009
Fujian Province
Fuzhou	Phase I	Unit I: Sep. 1988	2 x 350	100%	700	Coal
		Unit II: Dec. 1988
	Phase II	Unit III: Oct. 1999	2 x 350	100%	700	Coal
		Unit IV: Oct. 1999
	Phase III	Unit V: Jul. 2010	1 x 600	100%	600	Coal
Guangdong Province
Shantou	Phase I	Unit I: Jan. 1997	2 x 300	100%	600	Coal
		Unit II: Jan. 1997
	Phase II	Unit III: Oct. 2005	1 x 600	100%	600	Coal
Haimen		Unit I: Jul. 2009	2 x 1,036	100%	2,072	Coal
		Unit II: Oct. 2009
Yunnan Province
Diandong	Phase I	Unit I: Feb. 2006	2 x 600	100%	1,200	Coal
		Unit II: Jul. 2006
	Phase II	Unit III: Nov. 2006	2 x 600	100%	1,200	Coal
		Unit IV: May 2007
Yuwang	Phase I	Unit I: Jul. 2009	2 x 600	100%	1,200	Coal
		Unit II: Feb. 2010
Singapore
Tuas	Phase I	Unit I: Mar. 1999	2 x 600	100%	1,200	Oil
		Unit II: Dec. 1999
	Phase II	Unit III: Nov. 2001	4 x 367.5	100%	1,470	Natural Gas
		Unit IV: Jan. 2002
		Unit V: Feb. 2005
		Unit VI: Sep. 2005

_______________
Note:

(1)	The Unit I and Unit II of Changxing was shut down in January 2011.

The following table presents the availability factors and the capacity factors of our coal-fired operating power plants in China for the years ended December 31, 2008, 2009 and 2010.

Coal-fired Power Plant	Availability factor (%)			Capacity factor (%)
	2008	2009	2010	2008	2009	2010
Liaoning Province
Dalian	92.86	92.35	96.67	74.01	68.38	64.51
Dandong	90.35	93.40	98.69	68.45	66.51	63.02
Yingkou	91.19	86.53	99.94	66.42	63.12	61.11
Yingkou Co-generation	-	-	96.57	-	-	63.45
Hebei Province
Shang’an	94.05	92.66	96.66	53.18	53.99	66.13
Gansu Province
Pingliang	92.41	93.46	97.39	68.31	48.30	44.66
Beijing Municipality
Beijing	-	94.80	93.32	-	59.37	63.55
Tianjin Municipality
Yangliuqing	-	93.99	91.6	-	57.14	61.25
Shanxi Province
Yushe	88.04	95.35	92.37	70.45	63.69	69.76
Shandong Province
Dezhou	90.62	92.67	92.16	60.24	63.75	70.05
Jining	89.15	85.91	90.61	68.61	68.23	62.41
Weihai	93.58	93.55	94.05	60.96	66.35	70.59
Xindian	92.42	88.69	91.63	45.98	63.65	69.57
Rizhao II	8.41	91.51	92.16	69.14	61.33	68.42
Zhanhua Co-generation	-	-	100.00	-	-	83.78
Henan Province
Qinbei	97.51	93.91	94.69	49.87	59.50	66.41
Jiangsu Province
Nantong	92.45	92.28	94.61	67.53	63.55	73.44
Nanjing	85.57	90.14	92.98	61.70	65.17	68.94
Taicang	89.60	94.11	88.93	65.71	73.17	69.84
Huaiyin	91.89	90.98	96.76	54.84	54.06	59.66
Shanghai Municipality
Shidongkou I	89.70	88.04	97.58	60.79	63.81	68.73
Shidongkou II	89.86	93.30	95.21	71.47	63.65	52.15
Chongqing Municipality
Luohuang	89.28	91.17	96.79	49.62	50.69	54.20
Zhejiang Province
Changxing	89.68	92.49	93.75	66.38	69.60	73.26
Yuhuan	90.32	91.03	95.61	55.33	56.83	68.30
Hunan Province
Yueyang	86.64	92.07	98.54	51.69	45.01	49.85
Jiangxi Province
Jinggangshan	92.12	87.88	97.13	60.76	54.45	49.06
Fujian Province
Fuzhou	91.53	95.87	97.52	66.11	69.40	61.38
Guangdong Province
Shantou	88.13	89.84	96.49	66.60	58.96	66.94
Haimen	-	99.57	93.95	-	56.53	66.18

The details of our operating power plants and construction projects as of March 31, 2011 are described below.

Power Plants in Liaoning Province

Dalian Power Plant

Huaneng Dalian Power Plant (“Dalian Power Plant”) is located on the outskirts of Dalian, on the coast of Bohai Bay.  Dalian Power Plant, including Phase I and Phase II, has an installed capacity of 1,400 MW and consists of four 350 MW coal-fired generating units which commenced commercial operations in 1988 and 1999 respectively.

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

In 2010, Dalian Power Plant obtained 42.29% of its total consumption of coal pursuant to the key contracts and the remainder in the open market.  The weighted average cost of coal for Dalian Power Plant in 2010 was RMB543.26 (2009: RMB554.02) per ton.

Dalian Power Plant sells its electricity to Liaoning Electric Power Company.

Dandong Power Plant

Huaneng Dandong Power Plant (“Dandong Power Plant”) is located on the outskirts of the city of Dandong in Liaoning. Dandong Power Plant had originally been developed by HIPDC which, pursuant to the Reorganization Agreement, transferred all its rights and interests therein to us effective December 31, 1994.  In March 1997, we began the construction of Dandong Power Plant, which comprises two 350 MW coal-fired generating units.

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

In 2010, Dandong Power Plant obtained 67.57% of its total consumption of coal pursuant to the key contracts and the remainder in the open market.  The weighted average cost of coal for Dandong Power Plant in 2010 was RMB556.41 (2009: RMB543.91) per ton.

Dandong Power Plant sells its electricity to Liaoning Electric Power Company.

Yingkou Power Plant

Huaneng Yingkou Power Plant (“Yingkou Power Plant”) is located in Yingkou City in Liaoning Province.  Yingkou Power Plant Phase I has an installed capacity of 640 MW and consists of two 320 MW supercritical coal-fired generating units which commenced commercial operations in January and December 1996, respectively. Yingkou Power Plant Phase II has an installed capacity of 1,200MW and consists of two 600 MW coal-fired generating units which commenced operations in August and October 2007, respectively.

The coal supply for Yingkou Power Plant is mainly obtained from Shanxi Province.  In 2010, Yingkou Power Plant obtained 45.34% of its total consumption of coal pursuant to the key contracts and the remainder in the open market.  The weighted average cost of coal for Yingkou Power Plant in 2010 was RMB570.29 (2009: RMB503.98) per ton. Yingkou Power Plant typically stores 400,000 tons of coal on site.

Yingkou Power Plant sells its electricity to Liaoning Electric Power Company.

Yingkou Co-generation Power Plant

Huaneng Yingkou Co-generation Power Plant (“Yingkou Co-generation Power Plant”) is located in Yingkou City in Liaoning Province. Yingkou Co-generation Power Plant has an installed capacity of 660 MW and consists of two 330 MW generating units which commenced operation in December 2009.

The coal supply for Yingkou Co-generation Power Plant is mainly obtained from Inner Mongolia Autonomous Region. In 2010, Yingkou Co-generation Power Plant obtained all of its total consumption of coal pursuant to the key contracts and the remainder in the open market.  The weighted average cost of coal for Yingkou Co-generation Power Plant in 2010 was RMB419.23 per ton. Yingkou Co-generation Power Plant typically stores 140,000 tons of coal on site.

Yingkou Co-generation Power Plant sells its electricity to Liaoning Electric Power Company.

Construction Projects in Liaoning Province

Wafangdian Wind Power Plant. The construction of phase I of Dalian Wafangdian Wind Power Plant, which is 100% owned by us, has been approved by Dalian Municipal Commission of Development and Reform in November 2010. The installed capacity of phase I of Dalian Wafangdian Wind Power Plant is 48 MW. The estimated total investment of this project is approximately RMB495 million.

Suzihe Hydropower project. On January 4, 2011, we entered into an equity transfer agreement relating to the acquisition of Fushun Suzihe Hydropower with its existing shareholders, pursuant to which we agreed to acquire the entire equity interest in Fushun Suzihe Hydropower with an aggregate consideration of RMB50 million. Fushun Suzihe Hydropower is the legal owner of a hydropower project with a planned hydropower capacity of 37.5 MW (3 x 12.5 MW), which is under construction and is expected to commence operation by the end of 2011. By completing this acquisition, we entered for the first time the hydropower market in Liaoning Province which was instrumental in improving our power structure in Liaoning Province.

Changtu Taiping Wind Power project. In February 2011, Huaneng Liaoning Changtu Taiping Wind Power project has been approved by Liaoning Provincial Development and Reform Commission of the PRC. We own 100% of the equity interest in this project. This project is planned to install 33 wind power turbines of 1.5 MW each with a planned installed capacity of 49.5 MW.  The total investment amount of this project is estimated to be approximately RMB469 million.

Power Plant in Inner Mongolia Autonomous Region

Huade Wind Power Plant

Huaneng Huade Wind Power Plant (“Huade Wind Power Plant”) is located in Huade, Inner Mongolia Autonomous Region. It has an installed capacity of 49.5 MW and consists of 33 wind power turbines which commenced commercial operation in 2009. We own 100% equity interest in this project.

Huade Wind Power Plant sells its electricity to Inner Mongolia Power (Group) Co., Ltd.

Power Plants in Hebei Province

Shang’an Power Plant

Huaneng Shang’an Power Plant (“Shang’an Power Plant”) is located on the outskirts of Shijiazhuang. Shang’an Power Plant has been developed in three separate expansion phases. The Shang’an Power Plant Phase I has an installed capacity of 700 MW and consists of two 350 MW coal-fired generating units which commenced commercial operations in 1990. Shang’an Power Plant Phase II shares with the Shang’an Power Plant Phase I certain facilities, such as coal storage facilities and effluence pipes, which have been built to accommodate the requirements of plant expansions.  The Shang’an Power Plant Phase II utilizes two 300 MW coal-fired generating units, which commenced commercial operation in 1997. The Shang’an Power Plant Phase III has an installed capacity of 1200 MW and consists of two 600 MW supercritical coal-fired generating units which commenced commercial operations in July and August 2008, respectively. Unit 5 of Shang’an Power Plant is the first 600MW supercritical air-cooling unit which commenced operation in the PRC.

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

In 2010, Shang’an Power Plant obtained 39.11% of its total consumption of coal pursuant to the key contracts and the remainder was obtained in the open market.  The weighted average cost of coal for Shang’an Power Plant in 2010 was RMB574.55 (2009: RMB496.76) per ton.

Shang’an Power Plant sells its electricity to Hebei Electric Power Company.

Kangbao Wind Power Plant

Huaneng Kangbao Wind Power Plant (“Kangbao Wind Power”) consists of 33 wind power turbines with a total installed capacity of 49.5 MW. In January 2011, the Phase I of Kangbao Wind Power with a total generation capacity of 49.5MW has completed the trial run.

Kangbao Wind Power Plant sells its electricity to Beijing-Tianjin-Tanggu Electric Power Company.

Power Plant in Gansu Province

Pingliang Power Plant

Huaneng Pingliang Power Plant (“Pingliang Power Plant”) is located in Pingliang City of Gansu Province. Pingliang Power Plant consists of three 325 MW and one 300 MW coal-fired generating units which commenced commercial operation in 2000, 2001 and June and November 2003 respectively. The installed capacity of Unit I, Unit II and Unit III of Pingliang Power Plant were expanded from 300 MW to 325 MW in January 2010, respectively.

Pingliang Power Plant Phase II consists of two 600 MW generating units with a total installed capacity of 1200 MW, which commenced commercial operation in February 2010 and March 2010, respectively.

The coal supply for Pingliang Power Plant is obtained from local coal mines. In 2010, Pingliang Power Plant obtained 99.40% of its coal supplies from the key contracts. The weighted average cost of coal for Pingliang Power Plant in 2010 was RMB367.28 (2009: RMB358.80) per ton. Pingliang Power Plant typically stores 230,000 tons of coal on site.

Pingliang Power Plant sells its electricity to Gansu Electric Power Company.

Construction Projects in Gansu Province

Ganhekou Wind Power Plant II. Huaneng Gansu Ganhekou Wind Power Plant II (“Ganhekou Wind Power Plant II”) is planned to consist of generating units with a total installed capacity of 199.5 MW. We own 100% equity interest in this project.

Qiaowan Wind Power Plant II. Huaneng Gansu Qiaowan Wind Power Plant II (“Qiaowan Wind Power Plant II”) is planned to consist of generating units with a total installed capacity of 201 MW. We own 100% equity interest in this project.

Qiaowan Wind Power Plant III. Huaneng Gansu Qiaowan Wind Power Plant III (“Qiaowan Wind Power Plant III”) is planned to consist of generating units with a total installed capacity of 101 MW. We own 100% equity interest in this project.

Power Plant in Beijing Municipality

Beijing Co-generation Power Plant

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

The coal supply for Beijing Co-generation Power Plant is mainly obtained from Inner Mongolia Autonomous Region. In 2010, Beijing Co-generation Power Plant obtained all of its total consumption of coal pursuant to the key contracts. The weighted average cost of coal for Beijing Co-generation Power Plant in 2010 was RMB551.52 (2009: RMB525.06) per ton. Beijing Co-generation Power Plant typically stores 165,000 tons of coal on site.

Beijing Co-generation Power Plant sold its electricity to North China Electric Power Company in 2010.

Construction Project in Beijing Municipality

Beijing Co-generation Power Plant expansion project. The gas co-generation expansion project of Beijing Co-generation Power Plant is planned to construct one set of “two on one” F-grade gas and steam combined cycle generating unit with a power generation capacity of 923 MW, heat supply capacity of 650 MW and heat supply area of approximately 13,000,000 square metres. High-standard denitrification, noise reduction, water treatment and other environmental protection facilities will be constructed concurrently. In August 2010, the gas co-generation expansion project of Beijing Co-generation Power Plant has been approved by Beijing Municipal Commission of Development and Reform. We own 41% equity interest in this project.

Being the first project commencing construction among the four major co-generation centres in Beijing, this project firstly introduced the most efficient world-class F-grade gas turbine in the PRC thus setting a new record of the maximum heat supply capacity, minimum power consumption for power generation and highest annual thermal efficiency for the same type of generating units in the PRC and attaining a leading and international class design standard in the PRC.

Power Plant in Tianjin Municipality

Yangliuqing Co-generation Power Plant

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

The coal supply for Yangliuqing Co-generation Power Plant is mainly obtained from Shanxi Province and Inner Mongolia Autonomous Region. In 2010, Yangliuqing Co-generation Power Plant obtained 53.60% of its total consumption of coal pursuant to the key contracts and the remainders in the open market. The weighted average cost of coal for Yangliuqing Co-generation Power Plant in 2010 was RMB568.81 (2009: RMB520.40) per ton. Yangliuqing Co-generation Power Plant typically stores 300,000 tons of coal on site.

Yangliuqing Co-generation Power Plant sold its electricity to North China Electric Company in 2010.

Power Plant in Shanxi Province

Yushe Power Plant

Huaneng Yushe Power Plant (“Yushe Power Plant”) is located in Yushe County of Shanxi Province.  Yushe Power Plant Phase I has an installed capacity of 200 MW and consists of two 100 MW coal-fired generating units which commenced commercial operations in August and December 1994, respectively.

Two 300 MW coal-fired generating units of Yushe Power Plant Phase II commenced commercial operations in November and December 2004, respectively.

The coal supply for Yushe Power Plant is obtained from several coal producers located mostly in Shanxi Province. In 2010, Yushe Power Plant obtained approximately 38.62% of its total consumption of coal from the key contracts and the remainder was obtained in the open market. The weighted average cost of coal for Yushe Power Plant in 2010 was RMB486.52 (2009: RMB415.94) per ton. Yushe Power Plant typically stores 500,000 tons of coal on site.

Yushe Power Plant sells its electricity to Shanxi Electric Power Company.

Power Plants in Shandong Province

Dezhou Power Plant

Huaneng Dezhou Power Plant (“Dezhou Power Plant”) is located in Dezhou City, near the border between Shandong and Hebei Provinces, close to an industrial zone that is an important user of electric power for industrial and commercial purposes.

Dezhou Power Plant comprises of three phases, with Phase I consisting of one 320MW and one 330MW coal-fired generating units, Phase II consisting of two 300 MW coal-fired generating units, and Phase

III consisting of two 700 MW coal-fired generating units. The installed capacity of Unit IV was upgraded from 300 MW to 320 MW in January 2009.

Dezhou Power Plant is approximately 200 km from Taiyuan, Shanxi Province, the source of the plant’s coal supply.  The plant is located on the Taiyuan-Shijiazhuang-Dezhou rail line, giving it access to transportation facilities for coal. In 2010, Dezhou Power Plant obtained approximately 53.28% of its total consumption of coal pursuant to the key contracts and the remainder was obtained in the open market. The weighted average cost of coal for Dezhou Power Plant in 2010 was RMB564.87 (2009: RMB478.22) per ton. The plant is connected to the main trunk rail line at Dezhou by a dedicated 3.5 km spur line owned by us. Dezhou Power Plant typically stores 400,000 tons of coal on site.

Dezhou Power Plant sells its electricity to Shandong Electric Power Company.

Jining Power Plant

Huaneng Jining Power Plant (“Jining Power Plant”) is located in Jining City, near the Jining load centre and near numerous coal mines. Yanzhou coal mine, which is adjacent to the plant, alone has annual production of approximately 20 million tons. Jining Power Plant typically stores 100,000 tons of coal on site.

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

In 2010, Jining Power Plant obtained approximately 31.88% of its total consumption of coal pursuant to the key contracts and the remainder was obtained in the open market.  The weighted average cost of coal for Jining Power Plant in 2010 was RMB663.97 (2009: RMB520.22) per ton.

Jining Power Plant sells its electricity to Shandong Electric Power Company.

Xindian Power Plant

Huaneng Xindian Power Plant (“Xindian Power Plant”) is located in Zibo City of Shandong Province. Xindian Power Plant has an installed capacity of 450 MW and consists of two 225 MW coal-fired generating units which commenced commercial operations in December 2001 and January 2002, respectively, and were shut down in September 2009. Xindian Power Plant Phase III Expansion consists of two 300 MW generating units with a total installed capacity of 600 MW, which were put into operation in September and November 2006, respectively.

The coal supply for Xindian Power Plant is obtained from several coal producers located mostly in Shanxi Province. In 2010, Xindian Power Plant obtained 18.34% of its total consumption of coal pursuant to the key contracts and the remainder in the open market. The weighted average cost of coal for Xindian Power Plant in 2010 was RMB642.77 (2009: RMB535.90) per ton. Xindian Power Plant typically stores 250,000 tons of coal on site.

Xindian Power Plant sells its electricity to Shandong Electric Power Company.

Weihai Power Plant

Huaneng Weihai Power Plant (“Weihai Power Plant”) is located approximately 16 km southeast of Weihai City, on the shore of the Bohai Gulf.  Its location provides access to cooling water for operations and transportation of coal as well as ash and slag disposal facilities. We hold a 60% interest in Weihai Power Plant, the remaining 40% interest of which is owned by Weihai Power Development Bureau (“WPDB”).

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

In 2010, Weihai Power Plant obtained approximately 34.33% of its total consumption of coal pursuant to the key contracts and the remainder was obtained in the open market. The weighted average cost of coal for Weihai Power Plant in 2010 was RMB647.82 (2009: RMB552.92) per ton.  The coal supply for Weihai Power Plant is obtained from Shanxi Province and Inner Mongolia. Weihai Power Plant typically stores 160,000 tons of coal on site.

Weihai Power Plant sells its electricity to Shandong Electric Power Company.

Rizhao Power Plant

Huaneng Rizhao Power Plant (“Rizhao Power Plant”) is located in Rizhao City of Shandong Province. Rizhao Power Plant currently has an aggregate installed capacity of 2,060 MW. As of December 31, 2010, the installed capacity of Rizhao Power Plant attributable to us was 1,668 MW. Rizhao Power Plant Phase I has an installed capacity of 700 MW and consists of two 350 MW coal-fired generating units which commenced commercial operations both in April, 2000. We acquired an additional 10% equity interests in Phase I of Rizhao Power Plant in July 2008 and increased our interest to 44%.

We hold 100% equity interest in Phase II of Rizhao Power Plant, which commenced commercial operation in December 2008 and consists of two 680 MW supercritical coal-fired generating units. The coal supply for Phase II of Rizhao Power Plant is obtained from Shanxi Province. In 2010, Phase II of Rizhao Power Plant obtained 4.28% of its total consumption of coal pursuant to the key contracts and the remainder in the open market. The weighted average cost of coal for Phase II of Rizhao Power Plant in 2010 was RMB649.75 (2009: RMB543.70) per ton. Phase II of Rizhao Power Plant typically stores 200,000 tons of coal on site.

Rizhao Power Plant sells its electricity to Shandong Electric Power Company.

Zhanhua Co-generation Power Plant

Shandong Zhanhua Co-generation Limited Company (“Zhanhua Co-generation Power Plant”) is located in Zhanhua City of Shandong Province. Zhanhua Co-generation Power Plant currently has an aggregate installed capacity of 330 MW, consisting of two generating units which commenced commercial operations in July 2005. In December 2010, We acquired 100% equity interest in Zhanhua Co-generation Power Plant.

The coal supply for Zhanhua Co-generation Power Plant is mainly obtained from Inner Mongolia Autonomous Region. In 2010, Zhanhua Co-generation Power Plant obtained 39.00% of its total consumption of coal pursuant to the key contracts. The weighted average cost of coal for Zhanhua Co-generation Power Plant in 2010 was RMB653.12 per ton. Zhanhua Co-generation Power Plant typically stores 90,000 tons of coal on site.

Zhanhua Co-generation Power Plant sells its electricity to Shandong Electric Power Company.

Power Plant in Henan Province

Qinbei Power Plant

Huaneng Qinbei Power Plant (“Qinbei Power Plant”) is located in Jiyuan City of Henan Province. Its installed capacity is 2,400 MW which consists of four 600 MW supercritical coal-fired generating units. Two units commenced commercial operations in November and December 2004, and the other two units commenced commercial operation in November 2007.

The coal supply for Qinbei Power Plant is obtained from Shanxi Province.  In 2010, Qinbei Power Plant obtained 1.72% of its total consumption of coal pursuant to the key contracts and the remainder was obtained in the open market. The weighted average cost of coal for Qinbei Power Plant in 2010 was RMB638.54 (2009: RMB543.48) per ton. Qinbei Power Plant typically stores 270,000 tons of coal on site.

Qinbei Power Plant sells its electricity to Henan Electric Power Company.

Construction Project in Henan Province

Qinbei Power Plant Phase III. In December 2010, one 1,000 MW domestic ultra-supercritical coal-fired generating unit of the Phase III of Qinbei Power Plant has been approved by the National Development and Reform Commission of the PRC. We hold a 60% equity interest in Qinbei Power Plant.

Power Plants and Projects in Jiangsu Province

Nantong Power Plant

Huaneng Nantong Power Plant (“Nantong Power Plant”) is located in the city of Nantong. Nantong Power Plant, including Phase I and Phase II, has an installed capacity of 1,404 MW and consists of two 352 MW and two 350 MW coal-fired generating units which commenced commercial operations in 1989, 1990 and 1999, respectively.

The coal supply for Nantong Power Plant is obtained from several coal producers located mostly in Northern Shanxi Province.  The coal is transported by rail from the mines to Qinhuangdao port and then shipped to the Nantong Power Plant. Nantong Power Plant typically stores 300,000 tons of coal on site.

In 2010, Nantong Power Plant obtained 85.06% of its total consumption of coal pursuant to the key contracts and the remainder was obtained in the open market.  The weighted average cost of coal for Nantong Power Plant in 2010 was RMB639.54 (2009: RMB543.16) per ton.

Nantong Power Plant sells its electricity to Jiangsu Electric Power Company.

Nanjing Power Plant

Huaneng Nanjing Power Plant (“Nanjing Power Plant”) has an installed capacity of 640 MW consisting of two 320 MW coal-fired generating units which commenced commercial operations in March and October 1994, respectively.

The coal supply for the Nanjing Power Plant is obtained from several coal producers located in the Shanxi and Anhui Provinces.  The coal is transported by rail from the mines to Yuxikou Port and Pukou Port and shipped to the plant’s own wharf facilities.  The wharf is capable of handling 6,000 ton vessels.  Nanjing Power Plant typically stores 120,000 tons of coal on site and consumes 5,000 tons of coal per day when operating at maximum generating capacity.

In 2010, Nanjing Power Plant obtained approximately 33.53% of its total consumption of coal pursuant to the key contracts and the remainder was obtained in the open market.  The weighted average cost of coal for Nanjing Power Plant in 2010 was RMB671.44 (2009: RMB612.56) per ton.

Nanjing Power Plant sells its electricity to Jiangsu Electric Power Company.

Taicang Power Plant

Huaneng Taicang Power Plant (“Taicang Power Plant”) is located in the vicinity of Suzhou, Wuxi and Changzhou, which is the most affluent area in Jiangsu Province. Taicang Power Plant is an ancillary facility of the China-Singapore Suzhou Industrial Park.  Taicang Power Plant Phase I consists of two 300 MW coal-fired generating units, which commenced operation in December 1999 and April 2000 respectively. Taicang Phase II Expansion consists of two 600 MW coal-fired generating units, which commenced operation in January and February 2006, respectively. In April 2008, the installed capacities of the four units of Taicang Power Plant were upgraded to 320 MW, 320 MW, 630 MW and 630 MW, respectively, which increased the total installed capacity of Taicang Power Plant to 1,900 MW.

The coal supply for Taicang Power Plant is primarily from Shenhua in Inner Mongolia and Datong in Shanxi Province. In 2010, Taicang Power Plant obtained approximately 54.53% of its total consumption of coal pursuant to the key contracts and the remainder was obtained in the open market.  The weighted average cost of coal for Taicang Power Plant in 2010 was RMB619.25 (2009: RMB561.51) per ton. Taicang Power Plant typically stores 350,000 tons of coal on site.

Taicang Power Plant sells its electricity to Jiangsu Electric Power Company.

Huaiyin Power Plant

Huaneng Huaiyin Power Plant (“Huaiyin Power Plant”) is located in the Centre of the Northern Jiangsu Power Grid.  The plant’s two 220 MW coal-fired generating units commenced operation in November 1993 and August 1994, respectively.  In order to reduce energy consumption and increase capacity, one generating unit of Huaiyin Power Plant was upgraded in October 2001, which increased the maximum generating capacity of that unit to 220 MW.  In 2002, upgrading of the second generating unit was completed, and the actual generating capacity of Huaiyin Power Plant is 440 MW. In December 2007, Unit I of Huaiyin Power Plant was shut down. The other two 330 MW coal-fired generating units of Huaiyin Power Plant Phase II Expansion have commenced commercial operations in January and March 2005, respectively. Huaiyin Power Plant Phase III consists of two 330 MW coal-fired generating units, and was put into operations in May and September 2006, respectively. In December 2008, we acquired an additional 10% equity interest in Huaiyin Power Plant Phase I and increased our interest to 100%.  We hold 63.64% equity interest in Phase II and Phase III of Huaiyin Power Plant. In January 2009, Unit II of Huaiyin Power Plant was shut down.

The coal supply for the Huaiyin Power Plant is primarily from Anhui Province, Henan Province and Shanxi Province. Huaiyin Power Plant typically stores 180,000 tons of coal on site.  In 2010, Huaiyin Power Plant obtained approximately 12.64% of its total consumption of coal pursuant to the key contracts and the remainder was obtained in the open market.  The weighted average cost of coal for Huaiyin Power Plant in 2010 was RMB693.13 (2009: RMB596.98) per ton.

Huaiyin Power Plant sells its electricity to Jiangsu Electric Power Company.

Jinling Power Plant

Huaneng Nanjing Jinling Power Plant (“Jinling Power Plant”) is located in Nanjing, Jiangsu. Jinling Power Plant (CCGT) consists of two 390 MW gas-fired generating units, which commenced operation in December 2006 and March 2007, respectively. Jinling Power Plant (Coal-fired) consists of one 1,030 MW domestic ultra-supercritical coal-fired generating unit, which passed the 168-hour trial run in December 2009. We hold 60% equity interest in Phase I and Phase II of Jinling Power Plant. Jinling Power Plant (Coal-fired) obtained approximately 33.94% of its total consumption of coal pursuant to the key contracts and the remainder was obtained in the open market. The weighted average cost of coal for Jinling Power Plant (Coal-fired) in 2010 was RMB703.35 per ton.

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

Jinling Power Plant sells its electricity to Jiangsu Electric Power Company.

Qidong Wind Power Plant

Huaneng Qidong Wind Power Plant (“Qidong Wind Power Plant”) is located in Nantong City, Jiangsu. Qidong Wind Power Phase I has an installed capacity of 91.5 MW and commenced commercial operation in March 2009. We hold 65% equity interest in Qidong Power Plant. The first stage of the Phase II Project of Qidong Wind Power Plant with a total generation capacity of 50MW passed the trial run in January 2011. As of December 31, 2010, the installed capacity of Qidong Wind Power Plant attributable to us was 92 MW.

Qidong Wind Power Plant sells its electricity to Jiangsu Electric Power Company.

Construction Project in Jiangsu Province

Taicang Coal Pier project. In December 2010, Suzhou Port Taicang Terminal Zone Huaneng Coal Pier Construction Project has been approved by the National Development and Reform Commission of the PRC. We own 66% equity interest in this project. The project is planned to construct one berth of 100,000 dead weight tonnage (“DWT”) and one berth of 50,000 DWT for coal discharging, four berths of 5,000 DWT each and six berths of 1,000 DWT each for coal loading, as well as corresponding ancillary facilities, with an aggregate annual throughput capacity of 27 million tonnes, comprising discharging capabilities of 13 million tonnes and loading capabilities of 14 million tonnes.

Power Plants in Shanghai Municipality

Shidongkou I

Huaneng Shanghai Shidongkou First Power Plant (“Shidongkou I”) is located in the northern region of the Shanghai Power Grid.  The plant comprises four 325 MW coal-fired generating units, which commenced operation in February and December 1988, September 1989 and May 1990 respectively, and has a total installed capacity of 1,300 MW. The installed capacities of Unit II and Unit III were expanded from 300 MW to 325 MW in September 2007 and January 2008, respectively. The installed capacities of Unit I and Unit V were expanded from 300 MW and 320 MW to 325 MW and 325 MW in January 2010, respectively.

The coal supply for Shidongkou I is primarily from Shanxi Province, Anhui Province and Henan Province. In 2010, Shidongkou I obtained 5.47% of its total consumption of coal in the open market. The weighted average cost of coal for Shidongkou I in 2010 was RMB654.62 (2009: RMB607.50) per ton. Shidongkou I Power Plant typically stores 150,000 tons of coal on site.

Shidongkou I sells its electricity to Shanghai Municipal Electric Power Company.

Shidongkou II

Huaneng Shanghai Shidongkou Second Power Plant (“Shidongkou II”) is located in the northern suburbs of Shanghai. Shidongkou II has an installed capacity of 1,200 MW and consists of two 600 MW coal-fired super-critical units which commenced commercial operations in June and December 1992, respectively.

The coal supply for Shidongkou II is obtained from several coal producers located mostly in Northern Shanxi Province. The coal is transported by rail from the mines to Qinhuangdao port or Tianjin port and shipped to the plant’s own wharf facilities.  The wharf is capable of handling 35,000 ton vessels. Shidongkou II typically stores 180,000 tons of coal on site.

In 2010, Shidongkou II obtained 62.57% of its total consumption of coal pursuant to the key contracts and the remainder was obtained in the open market.  The weighted average cost of coal for Shidongkou II in 2010 was RMB605.90 (2009: RMB562.44) per ton.

Shidongkou II sells its electricity to Shanghai Municipal Electric Power Company.

Shanghai CCGT

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

Power Plant in Chongqing Municipality

Luohuang Power Plant

Huaneng Luohuang Power Plant (“Luohuang Power Plant”) is located in Chongqing Municipality.  Each of Phase I and Phase II of Luohuang Power Plant has an installed capacity of 720 MW and consists of two 360 MW coal-fired generating units.  The two units in Phase I commenced commercial operation in September 1991 and February 1992 respectively, and the two units in Phase II commenced commercial operation in December 1998.  Luohuang Power Plant Phase III consist of two 600 MW coal-fired generating units with an installed capacity of 1,200 MW, which were put into operations in December 2006 and January 2007, respectively.

The coal supply for Luohuang Power Plant is obtained from Chongqing Municipality. In 2010, Luohuang Power Plant obtained 35.66% of its coal supplies from the key contracts and the remainder from the open market. The weighted average cost of coal for Luohuang Power Plant in 2010 was RMB495.02 (2009: RMB397.16) per ton. Luohuang Power Plant typically stores 450,000 tons of coal on site.

Luohuang Power Plant sells its electricity to Chongqing Municipal Electric Power Company.

Power Plants in Zhejiang Province

Changxing Power Plant

Huaneng Changxing Power Plant (“Changxing Power Plant”) is located at the intersection of Zhejiang Province, Jiangsu Province and Anhui Province. Changxing Power Plant is a key power plant in northern Zhejiang area.  It has one 125 MW and one 135 MW coal-fired generating units which commence operation in January and August 1992, respectively. In January 2011, we closed down the two generation units with a total generation capacity of 260 MW at Changxing Power Plant.

The coal supply for Changxing Power Plant is primarily from Jungar in Inner Mongolia and Xuzhou in Jiangsu Province.  In 2010, Changxing Power Plant obtained approximately 49.43% of its total consumption of coal pursuant to the key contracts and the remainder was obtained in the open market.  The weighted average cost of coal for Changxing Power Plant in 2010 was RMB623.72 (2009: RMB543.67) per ton. Changxing Power Plant typically stores 80,000 tons of coal on site.

Changxing Power Plant sells its electricity to Zhejiang Electric Power Company.

Yuhuan Power Plant

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

The coal supply for Yuhuan Power Plant is primarily obtained from Shanxi Province and Inner Mongolia Autonomous Region. In 2010, Yuhuan Power Plant obtained approximately 82.00% of its total consumption of coal pursuant to the key contracts and the remainder was obtained in the open market. The weighted average cost of coal for Yuhuan Power Plant in 2010 was RMB689.50 (2009: RMB547.33) per ton. Yuhuan Power Plant typically stores 500,000 tons of coal on site.

Yuhuan Power Plant sells its electricity to Zhejiang Electric Power Company.

Power Plant in Hunan Province

Yueyang Power Plant

Huaneng Yueyang Power Plant (“Yueyang Power Plant”) is located in Yueyang City of Hunan Province.  Yueyang Power Plant Phase I has an installed capacity of 725 MW and consists of two 362.5 MW sub-critical coal-fired generating units which commenced commercial operation in September and December 1991 respectively. Yueyang Power Plant Phase II consists of two 300MW coal-fired generating units with installed capacity of 600 MW, which were put into operation in March and May 2006, respectively. Huaneng Yueyang Power Plant Phase III (“Yueyang Power Plant Phase III”) is planned to consist of two 600 MW generating units with a total installed capacity of 1,200 MW. In January 2011, Unit 5 of Yueyang Power Plant Phase III, a 600MW coalfired generating unit, passed the trial run.

The coal supply for Yueyang Power Plant is obtained from Datong in Shanxi Province. In 2010, Yueyang Power Plant obtained 57.85% of its total consumption of coal pursuant to the key contracts and the remainder in the open market. The weighted average cost of coal for Yueyang Power Plant in 2010 was RMB627.59 (2009: RMB559.28) per ton. Yueyang Power Plant typically stores 500,000 tons of coal on site.

Yueyang Power Plant sells its electricity to Hunan Electric Power Company.

Construction Projects in Hunan Province

Yongzhou Xiangqi Hydropower Station project. Huaneng Yongzhou Xiangqi Hydropower Station (“Yongzhou Xiangqi Hydropower Station”) is planned to consist of four 20 MW hydraulic generating units with a total installed capacity of 80 MW. We own 100% equity interest in this project.

Yueyang Power Plant Phase III. Huaneng Yueyang Power Plant Phase III (“Yueyang Power Plant Phase III”) is planned to consist of two 600 MW generating units with a total installed capacity of 1,200 MW.

We own 55% equity interest in this project. In January 2011, one 600MW coalfired generating unit passed the trial run.

Power Plant in Jiangxi Province

Jinggangshan Power Plant

Huaneng Jinggangshan Power Plant (“Jinggangshan Power Plant”) is located in Ji’an City of Jiangxi Province. Jinggangshan Power Plant has an installed capacity of 1,920 MW and consists of two 300 MW coal-fired generating units which commenced commercial operation in December 2000 and August 2001 respectively, and two 660 MW generating units which commenced commercial operation in November and December 2009, respectively.

The coal supply for Jinggangshan Power Plant is obtained from Henan Province, Anhui Province and Jiangxi Province. In 2010, Jinggangshan Power Plant obtained 64.95% of its total coal consumption pursuant to the key contracts and the remainder in the open market. The weighted average cost of coal for Jinggangshan Power Plant in 2010 was RMB676.89 (2009: RMB595.72) per ton. Jinggangshan Power Plant typically stores 255,000 tons of coal on site.

Jinggangshan Power Plant sells its electricity to Jiangxi Electric Power Company.

Power Plant in Fujian Province

Fuzhou Power Plant

Huaneng Fuzhou Power Plant (“Fuzhou Power Plant”) is located on the south bank of the Min River, southeast of the city of Fuzhou. Fuzhou Power Plant has been developed in three phases. The Fuzhou Power Plant Phase I and Phase II utilize four 350 MW coal-fired generating units with an installed capacity of 1,400 MW, and  commenced commercial operations in 1988 and 1999, respectively. The Fuzhou Power Plant Phase III is planned to consist of two 600 MW generating units with a total installed capacity of 1,200 MW. In July 2010, Unit 5 of Fuzhou Power Plant Phase III, a 600 MW domestic ultra-supercritical coal-fired generating unit, passed the 168-hour trial run.

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

In 2010, the Fuzhou Power Plant obtained 71.14% of its total consumption of coal pursuant to the key contracts and the remainder was obtained in the open market.  The weighted average cost of coal for Fuzhou Power Plant in 2010 was RMB690.89 (2009: RMB581.93) per ton.

Fuzhou Power Plant sells its electricity to Fujian Electricity Power Company.

Construction Project in Fujian Province

Fuzhou Power Plant Phase III. Huaneng Fuzhou Power Plant Phase III (“Fuzhou Power Plant Phase III”) is planned to consist of two 600 MW generating units with a total installed capacity of 1,200 MW. We own 100% of the equity interests in this project. In July 2010, one 600 MW domestic ultra-supercritical coal-fired generating unit passed the 168-hour trial run.

Power Plants in Guangdong Province

Shantou Power Plant

Huaneng Shantou Coal-Fired Power Plant (“Shantou Power Plant”) had originally been developed and constructed by HIPDC which transferred all its rights and interests therein to us effective on December 31, 1994. Located on the outskirts of the city of Shantou, Shantou Power Plant was set up with the support of the Shantou municipal government and the Guangdong provincial government. Shantou Power Plant Phase I consists of two 300 MW coal-fired generating units with boilers, which commenced commercial operation in January 1997.

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

In 2010, the Shantou Power Plant obtained 70.49% of its total consumption of coal pursuant to the key contracts and the remainder was purchased in the open market. The weighted average costs of coal for Shantou Power Plant in 2010 was RMB686.08 (2009: RMB583.26) per ton.

Shantou Power Plant sells its electricity to Guangdong Electric Power Company.

Haimen Power Plant

Huaneng Haimen Power Plant (“Haimen Power Plant”) is located in Shantou City, Guangdong Province. Haimen Power Plant has an installed capacity of 2,072 MW and consists of two 1,036 MW generating units which commenced operation in July 2009 and October 2009, respectively.

The coal supply for Haimen Power Plant is mainly imported from Indonesia. In 2010, Haimen Power Plant obtained 77.69% of its total consumption of coal pursuant to the key contracts (including certain coal import contracts) and the remainders in the open market. The weighted average cost of coal for Haimen Power Plant in 2010 was RMB673.86 (2009: RMB568.34) per ton. Haimen Power Plant typically stores 400,000 tons of coal on site.

Haimen Power Plant sells its electricity to Guangdong Electric Power Company.

Power Plants in Yunnan Province

Diandong Power Plant

Yunnan Diandong Energy Limited Company (“Diandong Power Plant”) is located in Qujing City, Yunnan Province. Diandong Power Plant has an installed capacity of 2,400 MW and consists of four 600 MW generating units which commenced operation in February 2006, July 2006, November 2006 and May 2007, respectively.

The coal supply for Diandong Power Plant is mainly obtained from Yunnan and Guizhou Provinces. In 2010, Diandong Power Plant obtained 50.00% of its total consumption of coal pursuant to the key contracts and the remainders in the open market. The weighted average cost of coal for Diandong Power Plant in 2010 was RMB457.09 per ton. Diandong Power Plant typically stores 1,200,000 tons of coal on site.

Diandong Power Plant sells its electricity to Yunnan Electric Power Company.

Yuwang Power Plant

Yunnan Diandong Yuwang Energy Limited Company (“Yuwang Power Plant”) is located in Qujing City, Yunnan Province. Yuwang Power Plant has an installed capacity of 1,200 MW and consists of two 600 MW generating units which commenced operation in July 2009 and February 2010, respectively.

The coal supply for Yuwang Power Plant is mainly obtained from Yunnan and Guizhou Provinces. In 2010, Yuwang Power Plant obtained 50.00% of its total consumption of coal pursuant to the key contracts and the remainders in the open market. The weighcted average cost of coal for Yuwang Power Plant in 2010 was RMB424.07 per ton. Yuwang Power Plant typically stores 600,000 tons of coal on site.

Yuwang Power Plant sells its electricity to Yunnan Electric Power Company.

Power Plant in Singapore

Tuas Power

Tuas Power is one of the three largest power generation companies in Singapore, which is located at 60 Tuas South Avenue 9 of west coast of Singapore. Its total installed generating capacity is 2,670 MW, representing approximately 26% of the aggregate installed generating capacity of Singapore as of December 31, 2010. Phase I consists of two 600 MW oil-fired steam generating units and commenced commercial operation in 1999. Phase II consists of four units of 367.5 MW Combined Cycle Plants utilizing natural gas. The four units of Phase II commenced commercial operation in 2001, 2002, 2005 and 2005, respectively.

The oil supply of Tuas Power is obtained through auction in the open market. The gas supply is obtained from Gas Supply Pte Ltd and Sembcorp Pte Ltd.

Construction Project in Singapore

Tembusu complex. Tembusu multi-utilities complex is planned to consist of a co-generation plant, a desalination plant and a wastewater treatment facility, with a total installed capacity of 165 MW. Tuas Power Ltd owns 100% equity interest in this project.

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

In addition to competing with other foreign-invested power generation companies for favorable dispatch arrangements, since 2002, we have also been facing competition from four other major power generation groups: China Power Investment Corporation, China Huadian Power Corporation, China Guodian Power Corporation and China Datang Power Corporation, which were created following the break-up of the former State Electric Corporation in 2002.  Although we were not affected by this reform measure as we have developed good working relationship with the dispatch centres and the relevant government departments in the areas where our power plants are located, there can be no assurance that such good working relationship will not be adversely affected as more power generation companies compete for favorable dispatch treatment.

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

In 2008, with the purpose of improving energy usage efficiency, the government implemented an electricity optimized-dispatch policy in Henan Province, Sichuan Province, Jiangsu Province, Guangdong Province and Guizhou Province on a pilot basis, and plans to roll out to others if the trial operation is successful. In addition, as of December 31, 2010, in all regions in which we operate power plants, the government’s power administrative departments take differential power generation plan policies to improve the planned useful hours of the environmental protection and energy convention units.

Competition and Dispatch in Singapore

The Singapore power market is highly concentrated, as the three largest power generation companies account for approximately 90% of total generating capacity. Tuas Power competes in the NEMS using its portfolio of gas fired and oil fired generating units. It was able to achieve a market share of approximately 25.2% in the NEMS for 2010. Its major competitors include Senoko Power which is owned by a Japanese/French consortium led by Marubeni Group, PowerSeraya which is owned by YTL Group of Malaysia, SembCorp Cogen and Keppel Merlimau Cogen. Tuas Power’s generating units are relatively new with a track record of steady operation and high reliability. The technical and economic parameters of Tuas Power’s units make Tuas Power one of the leaders in Singapore’s power industry.

In the NEMS, power generation companies compete to generate and sell electricity every half-hour by offering their capacity (specifying price/quantity pairs). The EMC, the operator of Singapore’s wholesale electricity market, determines the least-cost dispatch quantities and the corresponding market-clearing or spot prices based on the offers made by power generation companies. The spot prices in the NEMS reflect the least-cost market solution for the dispatch of energy and provision of operating reserves. In general, this means that each power generation company that submitted an offer below the spot price will be dispatched, and a power generation company that submitted an offer above the spot price will not be dispatched. The spot price that power generation companys receive is a nodal price, which may vary according to their location on the network. Nodal prices would be higher in areas where higher transmission losses are incurred in getting the electricity to the load facilities.

Environmental regulation

We are subject to the PRC Environmental Protection Law, the regulations of the State Council issued thereunder, the PRC Law on the Prevention and Treatment of Water Pollution, the PRC Law on the Prevention and Treatment of Air Pollution, the Emission Standard of Air Pollutants for Thermal Power Plants thereunder and the PRC Law on Ocean Environment Protection (collectively the “National Environmental Laws”) and the environmental rules promulgated by the Local Governments in whose jurisdictions our various power plants are located (the “Local Environmental Rules”).  According to the National Environmental Laws, the State Environmental Protection Bureau sets national environmental protection standards and local environmental protection bureaus may set stricter local standards. Enterprises are required to comply with the stricter of the two standards.

At present, new projects are subject to the environmental evaluation approval. The project proposal is required to be submitted to the State Environmental Protection Administration (“SEPA”) for approval.

Effective July 1, 2003, all power plants in China became subject to the pollutant discharge levy system, pursuant to which discharge fees are levied based on the actual amount of pollutants discharged. As a result, all of our power plants are now required to pay discharge fees in such manner. Under this new regulation, the discharge fees for sulphur dioxide were increased from RMB0.63 per kilogram in 2006 to RMB1.26 per kilogram in 2009. Discharge fees for nitrous oxide were increased to RMB0.63 per kilogram on July 1, 2004. The discharge fees for the dust have been RMB0.28 per kilogram since July 1, 2003. The discharge fees for waste water were increased gradually. Since 2008, certain provinces have raised the rates of waste disposal fees. In 2008, 2009 and 2010, we paid to the local governments total discharge fees of approximately RMB537 million, RMB431 million and RMB492 million, respectively.

A New Emission Standards of Air Pollutants for Thermal Power Plant has been discussed and consulted with, and will be promulgated in the near future., Upon promulgation, more restrictive standards to control sulfur dioxide and nitrous oxide emissions are applicable to all thermal power plant projects for which environmental impact study reports are yet to be approved.  These restrictive standards govern both the total sulfur dioxide and nitrous oxide emissions from the power plant and the emission density of each chimney.

In order to meet with the requirement of the New Emission Standards, we have installed flue gas desulphurization (“FGD”) facilities and denitrification facilities with all of our newly constructed generating units. We have also carried out sulfur disposal reform on the existing generating units. As of the end of 2010, we have installed and operated desulphurization facilities on all our existing coal-fired generating units.

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

Insurance

We currently maintain property all risks insurance and machinery breakdown insurance for all of our power plants, and construction all risks insurance or erection all risks insurance for all of our newly built and expansion projects as well as large-scaled upgrading projects. Our current insurance coverage on our property, plant and equipment (including construction all risk insurance) is mainly maintained with Yongcheng Property and Casualty Insurance Company, and co-insured by PICC Property and Casualty Company Ltd. and China Pacific Property Insurance Co., Ltd., which amounted approximately RMB250 billion. In July 2010, we renewed the liabilities insurance for our directors and officers with a coverage of US$10 million.

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

Tuas Power purchases key insurance policies, such as industrial all risks issurance with an insured value of approximately S$2.27 billion, business interruption insurance, product and public liability insurance, directors' and officeers' liability insurance and environment liability insurance. For the Tembusu project, the owner maintained erection/ construction all risks insurance with delay in start-up, third party liability insurance and marine cargo insurance with delay in start-up.

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

Looking back in 2010, the general recovery of China’s economy and increase in power demand has improved the Company’s operating conditions. With the strong support of the shareholders and concerted efforts of the employees, as well as its commitment to scientific development and annual operating targets, the Company have actively dealt with the changes in power, coal and capital markets, and achieved effective market expansions and explorations as well as fuels cost controls, completed construction projects as scheduled and additional issuance of shares to designated investors successfully. In the meantime, the Company continued to diligently fulfill its social responsibilities to provide sufficient, reliable and clean electric power and achieved new progress in the areas of energy saving, project construction, generating units transformation and environmental protection.

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

Depreciation of property, plant and equipment

Depreciation of property, plant and equipment is provided based on book value less estimated residual value over estimated useful life using straight-line method. For those impaired property, plant and equipment, depreciation is provided based on book value after deducting impairment provision over estimated useful life. The estimated useful lives are as follows:

2010
Port facilities	20-40 years
Buildings	8-45 years
Electric utility plant in service	5-35 years
Transportation facilities	6-20 years
Others	3-18 years

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

Impairment of long-lived assets

Goodwill and power generation licence is tested annually for impairment and carried at cost less any accumulated impairment loss. Impairment loss on goodwill is not reversed. Goodwill is allocated to cash-generating units (“CGUs”) according to synergy effect arising from the business combination. The Company and its subsidiaries allocate goodwill to those CGUs based on operating segments.

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

Newly adopted accounting policies

The following new standards and amendments to standards are adopted for the first time to the financial year beginning January 1, 2010.

○

International Accounting Standard (“IAS”) 17 (Amendment), ‘Leases’. The amendment deleted the specific guidance regarding classification of leases of land, so as to eliminate inconsistency with the general guidance on lease classification. This amendment is applied on a retrospective basis. As a result, leases of land should be classified as either finance or operating using the general principles of IAS 17. The Company and its subsidiaries have land use rights in both the PRC and Singapore. Based on assessments, land use rights located in the PRC are classified as operating leases while land use rights located in Singapore are classified as finance leases. All of the land use rights are amortized over time using straight-line method.

○

IAS 24 (Revised), ‘Related party disclosures’. This revised standard introduces a partial exemption from the disclosure requirements of IAS 24 for transactions with government-related enterprises. Those disclosures are replaced with requirements to disclose the name of related government and the nature of its relationship with the Company and its subsidiaries, the natures and amounts of any individually-significant transactions, and qualitative or quantitative disclosures for collectively-significant transactions. The Company and its subsidiaries have elected to early adopt the partial exemption described above from January 1, 2010. Please refer to Note 34 to the “Financial Statements” for related revised disclosures.

○

IAS 27 (Revised), ‘Consolidated and separate financial statements’. The revised standard requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is remeasured to fair value and a gain or loss is recognized in profit or loss. The Company and its subsidiaries apply this standard prospectively to transactions with non-controlling interests from January 1, 2010 onwards. IAS 27 (revised) has no material impact in the current year.

○

IAS 38 (Amendment), ‘Intangible Assets’. The amendment clarifies guidance in measuring the fair value of an intangible asset acquired in a business combination when it is not traded in an active market. It also permits the grouping of intangible assets as a single asset if each asset has similar economic useful lives. The Company and its subsidiaries apply this amendment prospectively to all business combinations from January 1, 2010 onwards. The amendment did not result in a material impact on the Company and its subsidiaries’ financial statements.

○

IFRS 3 (Revised), ‘Business combinations’. The revised standard continues to apply the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the consolidated statement of comprehensive income. It clarifies the reassessment requirements on acquisition date should there be any hedging arrangements existed in the acquirees. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interests in the acquiree either at fair value or at the non-controlling interests’ proportionate shares of the acquiree’s net assets. All acquisition-related costs should be expensed. Contingent liabilities assumed in a business combination are recognized at the acquisition date even if it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation. After the date of business combination, contingent liabilities are re-measured at the higher of the original amount and the amount under the relevant standard, IAS 37. The Company and its subsidiaries apply this standard prospectively to all business combinations from January 1, 2010 onwards. The Company applied the revised standard for acquisitions effected in 2010. The Company and its subsidiaries have chosen to recognise the non-controlling interest at the non-controlling interest’s proportionate share of the acquiree’s net assets for the acquisitions effected this year. Acquisition-related costs of RMB 6.60 million have been recognised in the profit or loss, which previously would have been included in the consideration of the business combination, which has no material impact on earnings per share.

○

IFRS 5 (Amendment), ‘Non-current assets held for sale and discontinued operations’. The amendment provides clarification that IFRS 5 specifies the disclosures required in respect of non-current assets (or disposal groups) classified as held for sale or discontinued operations. It clarifies that all assets and liabilities of a subsidiary are classified as held for sale if a partial disposal sale plan results in loss of control, and relevant disclosure should be made for this subsidiary if the definition of a discontinued operation is met. The amendment also clarifies that the general requirement of IAS 1 still apply, particularly paragraph 15 (to achieve a fair presentation) and paragraph 125 (sources of estimation uncertainty) of IAS 1. The Company and its subsidiaries apply IFRS 5 (amendment) from January 1, 2010 onwards. The amendment did not result in a material impact on the Company and its subsidiaries’ financial statements.

New accounting pronouncements

For a detailed discussion of new accounting pronouncements, see Note 2(z) to the Financial Statements.

B.	Operating results

Our financial statements are prepared under IFRS.  The following management’s discussion and analysis is based on the financial information prepared under IFRS.

Year ended December 31, 2010 compared with year ended December 31, 2009

	For the Year Ended December 31
	2010	2009	Increased/ (Decreased)
	RMB’000	RMB’000%

Operating revenue	104,318,120	76,862,896	35.72

Tax and levies on operations	(147,641)	(151,912)	(2.81)

Operating expenses
Fuel	(67,891,547)	(44,861,375)	51.34
Maintenance	(2,302,018)	(2,035,297)	13.10
Depreciation	(10,447,021)	(8,572,103)	21.87
Labor	(4,067,420)	(3,595,340)	13.13
Service fees on transmission and transformer facilities of HIPDC	(140,771)	(140,771)	-
Purchase of electricity	(5,557,219)	(3,639,440)	52.69
Others	(5,135,492)	(4,692,955)	9.43

Total operating expense	(95,541,488)	(67,537,281)	41.46

Profit from operations	8,628,991	9,173,703	(5.94)

Interest income	89,026	60,397	47.40
Financial expenses, net
Interest expense	(5,282,549)	(4,260,400)	23.99
Exchange gain and bank charges , net	87,964	(48,925)	(279.79)

Total financial expenses, net	(5,194,585)	(4,309,325)	20.54

Share of profits of associates	568,794	756,164	(24.78)

Gain/(Loss) from fair value changes	11,851	(33,638)	(135.23)

Other investment income	60,013	56,675	5.89

Profit before income tax expense	4,164,090	5,703,976	(27.00)

Income tax expense	(842,675)	(593,787)	41.92

Net Profit	3,321,415	5,110,189	(35.00)

Attributable to:

Equity holders of the Company	3,347,985	4,929,544	(32.08)
Non-controlling interests	(26,570)	180,645	(114.71)
	3,321,415	5,110,189	(35.00)

For the year ended December 31, 2010, the Company’s total power generation on a consolidated basis amounted to 256.950 billion kWh, representing a 26.25% increase from the year ended December 31, 2009. The increase in the Company’s power generation was mainly attributable to the newly acquired power plants and the commencement of new generating units. The Company completed its acquisitions of Shandong Zhanhua Co-generation Limited Company, Qingdao Luneng Jiaonan Port Limited Company, Shandong Luneng Sea Transportation Limited Company and Jilin Luneng Biological Power Generation Limited Company in December 2010. These four entities are included in consolidation scope of the Company since then.

The power generation of the Company’s domestic power plants for the year ended December 31, 2010 was listed below (in billion kWh):

Domestic Power Plant	Power generation in 2010	Power generation in 2009	Change
Liaoning Province
Dalian	7.912	8.386	(5.65%)
Dandong	3.864	4.078	(5.25%)
Yingkou	9.850	9.402	4.76%
Yingkou Co-generation	3.669	0.123	2882.93%
Inner Mongolia Autonomous Region
Huade Wind Power	0.130	--	N/A
Hebei Province
Shang’an	14.098	11.824	19.23%
Gansu Province
Pingliang	8.945	5.077	76.19%
Beijing Municpality

Beijing Co-generation	4.704	4.394	7.06%
Tianjin Municipality
Yangliuqing Co-generation	6.439	6.007	7.19%
Shanxi Province
Yushe	4.889	4.464	9.52%
Shandong Province
Dezhou	16.143	14.910	8.27%
Jining	5.271	2.044	157.88%
Weihai	4.212	3.720	13.23%
Xindian	3.657	3.345	9.33%
Rizhao Phase II	8.152	7.307	11.56%
Zhanhua Co-generation(1)	0.206	--	N/A
Henan Province
Qinbei	13.961	12.510	11.60%
Jiangsu Province
Nantong	8.643	7.816	10.58%
Nanjing	3.759	3.654	2.87%
Taicang	11.624	11.537	0.75%
Huaiyin	8.048	7.293	10.35%
Jinling CCGT	2.434	2.273	7.08%
Jinling Coal-fired	6.458	--	N/A
Qidong Wind Power	0.214	0.153	39.87%
Shanghai Municipality
Shidongkou I	7.566	6.847	10.50%
Shidongkou II	6.510	6.691	(2.71%)
Shidongkou Power Generation	5.002	--	N/A
Shanghai CCGT	1.650	0.847	94.81%
Chongqing Municipality
Luohuang	12.535	10.843	15.60%
Zhejiang Province
Changxing	1.077	1.585	(32.05%)
Yuhuan	23.440	19.913	17.71%
Hunan Province
Yueyang	5.786	5.225	10.74%
Jiangxi Province
Jinggangshan	8.252	3.194	158.36%
Fujian Province
Fuzhou	8.802	8.511	3.42%
Guangdong Province
Shantou Coal-fired	7.036	6.198	13.52%
Haimen	12.012	3.349	258.67%
_______________

Note:

(1)
Zhanhua Co-generation was newly acquired from Shandong Electric Power corporation and included in  consolidation scope of the Company from December 2010 onwards. The power generation included herein represented power generation in December 2010.

In 2010, the annual power generated by Tuas Power in Singapore accounted for 24.70% of the total power generated in Singapore, increased by 0.4% as compared to 24.30% in 2009.

In respect of the tariff, the average tariff of domestic power plants for the year ended December 31, 2010 was RMB421.66 per MWh, an increase of RMB4.43 per MWh from the year ended December 31, 2009.

In respect of fuel supply and cost controls, the increase of coal price contributed to an increase in fuel cost of the Company. Compared to the last year, the Company’s fuel cost per unit of power sold increased by 14.72% to RMB247.49 per MWh.

Combining the foregoing factors, the operating revenue of the Company and its subsidiaries for the year ended December 31, 2010 increased by 35.72% from last year. For the year ended December 31, 2010, the Company and its subsidiaries recorded a net profit attributable to equity holders of the Company of RMB3.348 billion, decreased by 32.08% compared to the net profit attributable to equity holders of the Company of RMB4.930 billion for the year ended December 31, 2009. The decrease of profit was primarily due to the increase in fuel price.

Operating revenue

Operating revenue primarily represents amounts receivable or received from power sold. For the year ended December 31, 2010, the consolidated operating revenue of the Company and its subsidiaries amounted to RMB104.318 billion, representing a 35.72% increase from RMB76.863 billion for the year ended December 31, 2009. The increase in operating revenue was primarily attributable to the increased power generations and commencement of operations of new generating units. The operation of new generating units contributed approximately RMB13.238 billion to the increase. The operating revenue of Singapore operations increased by approximately RMB4.664 billion for the year ended December 31, 2010 from last year.

The following table sets forth the average tariff rate of the Company’s power plants, as well as percentage changes from 2009 to 2010.

	Average tariff rate (VAT inclusive) (RMB/MWh)
Power Plant	2010	2009	Change
Liaoning Province
Dalian	375.44	368.66	1.84%
Dandong	376.61	366.30	2.81%
Yingkou	387.78	383.58	1.10%
Yingkou Co-generation	386.29	375.00	3.01%
Inner Mongolia Autonomous Region
Huade Wind Power	510.00	N/A	N/A
Hebei Province
Shang’an	378.59	372.41	1.66%
Gansu Province
Pingliang	275.91	261.02	5.70%
Beijing Municipality
Beijing Co-generation	474.21	482.42	(1.70%)
Tianjin Municipality
Yangliuqing Co-generation	407.08	408.12	(0.26%)
Shanxi Province
Yushe	334.11	320.53	4.24%
Shandong Province
Dezhou	417.68	418.92	(0.30%)
Jining	401.53	406.10	(1.12%)
Xindian II	405.67	404.30	0.34%
Weihai	456.31	459.90	(0.78%)
Rizhao Phase II	397.60	394.24	0.85%
Zhanhua Co-generation	397.40	N/A	N/A
Henan Province
Qinbei	379.68	370.47	2.49%
Jiangsu Province
Nantong	409.06	401.71	1.83%
Nanjing	414.19	407.58	1.62%
Taicang I	415.37	412.19	0.77%
Taicang II	414.13	398.36	3.96%
Huaiyin Phase II	443.17	415.73	6.60%
Jinling	453.38	544.97	(16.81%)
Qidong Wind Power	487.70	487.70	0.00%
Shanghai Municipality
Shidongkou I	435.52	425.76	2.29%
Shidongkou II	416.36	411.80	1.11%
Shanghai CCGT	662.00	629.00	5.25%
Shidongkou Power Generation	445.70	N/A	N/A
Chongqing Municipality
Luohuang	382.70	373.42	2.48%
Zhejiang Province
Changxing	519.39	479.71	8.27%
Yuhuan	459.86	467.54	(1.64%)
Hunan Province
Yueyang	435.71	434.26	0.33%
Jiangxi Province
Jinggangshan	413.30	414.16	(0.21%)
Fujian Province
Fuzhou	413.22	412.24	0.24%
Guangdong Province
Shantou Coal-fired	521.34	525.38	(0.77%)
Haimen	496.33	497.45	(0.23%)

Singapore
Tuas Power	927.89	765.31	21.24%

Tax and levies on operations

Tax and levies on operations mainly consists of taxes associated with value-added tax surcharges. According to relevant administrative regulations, these surcharges include City Construction Tax and Education Surcharges calculated at prescribed percentages on the amounts of the value-added tax paid. These surcharges also applied to direct foreign investments entities that have been approved by the government since December 2010, and certain power plants of the Company are subject to these taxes since then. For the year ended December 31, 2010, the tax and levies on operations amounted to RMB148 million.

Operating expenses

For the year ended December 31, 2010, the total operating expenses of the Company and its subsidiaries was RMB95.541 billion, representing a 41.46% increase from RMB67.537 billion for the year ended December 31, 2009.

The increase was primarily attributable to the increase in fuel prices and commencement of operation of new generation units. The operation of new generating units contributed RMB11.760 billion to the increase in consolidated operating expenses. Excluding the factor of the operation of new generating units, the operating expenses increased by RMB16.244 billion as compared to the operating expenses for the year ended December 31, 2009. Among this increase, the operating expenses of Singapore operations increased by RMB4.388 billion for the year ended December 31, 2010 from last year.

Fuel

Fuel cost represents the majority of the operating expense for the Company and its subsidiaries. For the year ended December 31, 2010, fuel cost of the Company and its subsidiaries increased 51.34% to RMB67.892 billion from RMB44.861 billion for the year ended December 31, 2009. The increase was primarily attributable to the increase in fuel price and power generated. The operation of new generating units accounted for RMB9.295 billion of the increase in fuel cost. Excluding the factor attributable to the operation of new generating units, the fuel cost increased by RMB13.736 billion as compared to the fuel cost for the year ended December 31, 2009. Among this increase, fuel costs of Singapore operations increased by approximately RMB2.316 billion for the year ended December 31, 2010 from last year.

For the year ended December 31, 2010, the average unit price (excluding tax) of fuel coal was RMB517.20 per ton, representing a 12.23% increase from RMB460.83 per ton for the year ended December 31, 2009. Due to the increase in coal price, the unit fuel cost per unit of power sold of domestic power plants increased 14.72% to RMB247.49 per ton.

Maintenance

For the year ended December 31, 2010, the maintenance expenses of the Company and its subsidiaries amounted to RMB2.302 billion, representing a 13.10% increase from RMB2.035 billion for the year ended December 31, 2009. The operation of new generating units accounted for approximately RMB292 million of the increase. The maintenance expenses of the existing generating units decreased by approximately RMB25 million. The maintenance expenses of Singapore operations increased by approximately RMB26 million.

Depreciation

For the year ended December 31, 2010, depreciation expenses of the Company and its subsidiaries increased by 21.87% to RMB10.447 billion from RMB8.572 billion for the year ended December 31, 2009. The increase was primarily attributable to the Company’s expansion.

Labor

Labor costs consist of salaries to employees and contributions payable to relevant state authorities for employees´ housing fund, medical insurance, pension and unemployment insurance, as well as training costs and others. For the year ended December 31, 2010, the labor costs of the Company and its subsidiaries amounted to RMB4.067 billion, representing a 13.13% increase from RMB3.595 billion for the year ended December 31, 2009. The operation of new generating units contributed RMB390 million of the increase.  The labor costs of Singapore operations increased by approximately RMB37 million.

Other operating expenses (including purchase of electricity and service fees paid to HIPDC)

Other operating expenses include environmental protection expenses, land fee, insurance premiums, office expenses, amortization, Tuas Power’s purchase of electricity and others. For the year ended December 31, 2010, other operating expenses (including purchase of electricity and service fees paid to HIPDC) of the Company and its subsidiaries was RMB10.833 billion, representing a 27.86% increase from RMB8.473 billion for the year ended December 31, 2009. The operations of new generating units contributed approximately RMB421 million to the increase of other operating expenses for the year ended December 31, 2010.  The Singapore operations contributed approximately RMB1.973 billion (among this increase, the purchase of electricity increased by approximately RMB1.918 billion).

Financial expenses

Financial expenses consist of interest expense, bank charges and net exchange differences.

Interest expense

For the year ended December 31, 2010, the interest expense of the Company and its subsidiaries was RMB5.283 billion, representing a 23.99% increase from RMB4.260 billion for the year ended December 31, 2009. The increase was primarily attributable to expensing instead of capitalizing interest upon commercial operations of new generating units, which accounted for RMB979 million of the increase. The interest expenses of Singapore operations increased by approximately RMB45 million.

Net exchange differences and bank charges

For the year ended December 31, 2010, the exchange gains less bank charges of the Company and its subsidiaries amounted to RMB88 million, increased by RMB137 million compared to a loss of RMB49 million for the year ended December 31, 2009. For the year ended December 31, 2010, the exchange gains of the Company and its subsidiaries was RMB134 million, representing an increase of approximately RMB93 million from RMB41 million for the year ended December 31, 2009. The net exchange differences and bank charges of Singapore operations increased by approximately RMB160 million.

Share of profit of associates

For the year ended December 31, 2010, the share of profit of associates was RMB569 million, a RMB187 million decrease from RMB756 million for the year ended December 31, 2009. The decrease was primarily due to the decrease of associates’ net profit for the year ended December 31, 2010.

Income Tax Expense

For the year ended December 31, 2010, the Company and its subsidiaries recorded an income tax expense of RMB843 million, representing an increase by 41.92% from RMB594 million for the year ended December 31, 2009. The increase was primarily due to the utilization of pre-2009 carried forward unrecognized tax losses last year. The Singapore operations contributed an increase of approximately RMB28 million.

Net Profit, Profit attributable to the Company’s equity holders and Non-controlling interests

For the year ended December 31, 2010, the Company and its subsidiaries achieved a net profit of RMB3.321 billion, representing a decrease of RMB1.789 billion from RMB5.110 billion for the year ended December 31, 2009. The decrease was largely attributable to the increase in fuel price. For the year ended December 31, 2010, the profit attributable to equity holders of the Company was RMB3.348 billion, representing a decrease of RMB1.582 billion from RMB4.930  billion for the year ended December 31, 2009. The profit attributable to equity holders of the Company from Singapore operations increased by RMB105 million to RMB691 million. The loss attributable to non-controlling interests of the Company was RMB27 million for the year ended December 31, 2010, compared to a profit of RMB181 million for the year ended December 31, 2009.

Year ended December 31, 2009 compared with year ended December 31, 2008

	For the Year Ended December 31
	2009	2008	Increased/ (Decreased)
	RMB’000	RMB’000%

Operating revenue	76,862,896	67,835,114	13.31

Tax and levies on operations	(151,912)	(106,385)	42.79

Operating expenses
Fuel	(44,861,375)	(49,810,275)	(9.94)
Maintenance	(2,035,297)	(1,702,274)	19.56
Depreciation	(8,572,103)	(7,718,773)	11.06
Labor	(3,595,340)	(3,164,613)	13.61
Service fees on transmission and transformer facilities of HIPDC transformer HIPDC	(140,771)	-	-
Purchase of electricity	(3,639,440)	(2,726,028)	33.51
Others	(4,692,955)	(3,842,992)	22.12

Total operating expense	(67,537,281)	(68,964,955)	(2.07)

Profit/(Loss) from operations	9,173,703	(1,236,226)	842.07
Interest income
Financial expenses, net	60,397	83,522	(27.69)

Interest expense	(4,260,400)	(4,064,779)	4.81
Exchange gain and bank charges , net	(48,925)	356,836	(113.71)

Total financial expenses, net	(4,309,325)	(3,707,943)	16.22

Share of profits of associates	756,164	72,688	940.29

Loss on fair value changes	(33,638)	(54,658)	(38.46)

Other investment income	56,675	51,061	10.99

Profit/(Loss) before income tax expense	5,703,976	(4,791,556)	219.04

Income tax (expense)/benefit	(593,787)	239,723	347.70

Net profit/(loss)	5,110,189	(4,551,833)	212.27

Attributable to:

Equity holders of the Company	4,929,544	(3,937,688)	225.19
Non-controlling interests	180,645	(614,145)	129.41
	5,110,189	(4,551,833)	212.27
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

The power generation of the Company’s domestic power plants for the year ended December 31, 2009 was listed below (in billion kWh):

Domestic Power Plant	Power generation in 2009	Power generation in 2008	Change
Liaoning Province
Dalian	8.386	9.102	(7.87%)
Dandong	4.078	4.209	(3.11%)
Yingkou	9.402	10.735	(12.42%)
Yingkou Co-generation	0.123	-	N/A
Hebei Province
Shang’an	11.824	9.299	27.15%

Gansu Province
Pingliang	5.077	7.201		(29.50%)
Beijing Municipality
Beijing Co-generation(1)	4.394	4.998	(1)	(12.08%)
Tianjin Municipality
Yangliuqing Co-generation(1)	6.007	6.793	(1)	(11.57%)
Shanxi Province
Yushe	4.464	4.951		(9.84%)
Shandong Province
Dezhou	14.910	14.022		6.33%
Jining	2.044	2.290		(10.74%)
Xindian	3.345	4.241		(21.13%)
Weihai	3.720	4.495		(17.24%)
Rizhao Phase II	7.307	-		N/A
Henan Province
Qinbei	12.510	10.514		18.98%
Jiangsu Province
Nantong	7.816	8.329		(6.16%)
Nanjing	3.654	3.469		5.33%
Taicang	11.537	10.389		11.05%
Huaiyin	7.293	7.458		(2.21%)
Jinling CCGT	2.273	2.204		3.13%
Qidong Wind Power	0.153	-		N/A
Shanghai Municipality
Shidongkou I	6.847	6.757		1.33%
Shidongkou II	6.691	7.534		(11.19%)
Shanghai CCGT	0.847	0.598		41.64%
Chongqing Municipality
Luohuang	10.843	11.506		(5.76%)
Zhejiang Province
Changxing	1.585	1.516		4.55%
Yuhuan	19.913	19.442		2.42%
Hunan Province
Yueyang	5.225	6.016		(13.15%)
Jiangxi Province
Jinggangshan	3.194	3.202		(0.25%)
Fujian Province
Fuzhou	8.511	8.129		4.70%
Guangdong Province
Shantou Coal-fired	6.198	7.020		(11.71%)
Haimen	3.349	-		N/A
_______________

Note:

(1)
Beijing Co-generation and Yangliuqing Co-generation were newly acquired generation plants by the Company in 2009. The power generation for these two power plants in 2008 included herein is for reference only and is not included in the aggregate power generation of the Company in 2008.

In respect of the tariff, the average tariff of coal-fired power plants for the year ended December 31, 2009 was RMB412.28 per MWh, increase of RMB28.16 per MWh from the year ended December 31, 2008.

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

The following table sets forth the average tariff rate of the Company’s power plants, as well as percentage changes from 2008 to 2009.

	Average tariff rate (VAT inclusive) (RMB/MWh)
Power Plant	2008	2009	Change
Coal-fired Power Plants
Liaoning Province
Dalian	338.05	368.66	9.05%
Dandong	340.82	366.30	7.48%
Yingkou	360.45	383.58	6.42%
Yingkou Co-generation	N/A	375.00	N/A
Hebei Province
Shang’an	356.52	372.41	4.46%
Gansu Province
Pingliang	238.89	261.02	9.26%
Beijing Municipality
Beijing Co-generation	467.29	482.42	3.24%
Tianjin Municipality
Yangliuqing Co-generation	389.03	408.12	4.91%
Shanxi Province
Yushe	305.07	320.53	5.07%
Shandong Province
Dezhou	394.08	418.92	6.30%
Jining	378.41	406.10	7.32%
Weihai	422.78	459.90	8.78%
Xindian	371.86	N/A	N/A
Xindian II	370.99	404.30	8.98%
Rizhao Phase II	N/A	394.24	N/A
Henan Province
Qinbei	339.85	370.47	9.01%
Jiangsu Province
Nantong	385.53	401.71	4.20%
Nanjing	375.47	407.58	8.55%
Taicang I	401.60	412.19	2.64%
Taicang II	396.48	398.36	0.47%
Huaiyin Phase II	396.80	415.73	4.77%
Shanghai Municipality
Shidongkou I	377.35	425.76	12.83%
Shidongkou II	377.04	411.80	9.22%
Chongqing Municipality
Luohuang	344.98	373.42	8.24%
Zhejiang Province
Changxing	450.86	479.71	6.40%
Yuhuan	444.92	467.54	5.08%
Hunan Province
Yueyang	392.58	434.26	10.62%
Jiangxi Province
Jinggangshan	379.99	414.16	8.99%
Fujian Province
Fuzhou	401.22	412.24	2.75%
Guangdong Province
Shantou Coal-fired	496.60	525.38	5.80%
Haimen	N/A	497.45	N/A

Other Power Plants
Jiangsu Province

Jinling CCGT	528.73	544.97	3.07%
Qidong Wind Power	-	487.70	N/A
Shanghai Municipality
Shanghai CCGT	602.57	629.00	4.39%
Singapore
Tuas Power	984.53	765.31	(22.27%)

Tax and levies on operations

Tax and levies on operations mainly consists of taxes associated with value-added tax surcharges. According to relevant administrative regulations, these surcharges include City Construction Tax and Education Surcharges calculated at prescribed percentages on the amounts of the value-added tax paid. These surcharges were not applicable to direct foreign investments that have been approved by the government, thus not payable by certain power plants of the Company. For the year ended December 31, 2009, the tax and levies on operations amounted to RMB152 million, representing a 42.79% increase from the RMB106 million for the year ended December 31, 2008.

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

Net exchange differences and bank charges

For the year ended December 31, 2009, the exchange gains less bank charges of the Company and its subsidiaries amounted to a loss of RMB49 million, representing a significant change compared to a gain of RMB357 million for the year ended December 31, 2008. For the year ended December 31, 2009, exchange gains of the Company and its subsidiaries was RMB41 million, representing a decrease of RMB368 million from RMB409 million for the year ended December 31, 2008.

Share of profit of associates

For the year ended December 31, 2009, the share of profit of associates was RMB756 million, an RMB683 million increase from RMB73 million for the year ended December 31, 2008. The increase was primarily due to the increase of profitability of associates for the year ended December 31, 2009.

Income tax expense

For the year ended December 31, 2009, the Company and its subsidiaries recorded an income tax expense of RMB594 million, representing an 347.70% increase from RMB-240 million for the year ended December 31, 2008. The increase was primarily due to the net impact of increase of the Company’s profit for the year ended December 31, 2009 and utilization of previously unrecognized tax losses.

Net profit/(loss), Profit/(Loss) attributable to the Company’s equity holders and Non-controlling interests

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

General

The assets and liabilities of the Company and its subsidiaries experienced significant change during the year 2010, due to newly acquired power plants and continued investments in construction projects.

Assets

As of December 31, 2010, total assets of the Company and its subsidiaries were RMB227.938 billion, representing a 15.19% increase from RMB197.887 billion as of December 31, 2009. Non-current assets increased by 13.06% to RMB196.382 billion, primarily due to the continued investment in construction projects and acquisitions of power plants. Current assets increased by 30.45% to RMB31.556 billion, primarily due to the increase in cash and cash equivalents from issuance of additional shares.

As of December 31, 2010, total assets of Singapore operations were RMB27.998 billion, including RMB22.753 billion of non-current assets and RMB5.245 billion of current assets.

Liabilities

As of December 31, 2010, total liabilities of the Company and its subsidiaries were RMB165.513 billion, representing a 12.41% increase from RMB147.239 billion as of December 31, 2009, primarily attributable to the increased borrowings for construction projects. Non-current liabilities of the Company and its subsidiaries mainly consisted of bank loans and bonds. The increase of current liabilities was largely attributable to increased short-term borrowings.

As of December 31, 2010, interest-bearing debts of the Company and its subsidiaries totaled approximately RMB141.984 billion. The interest-bearing debts consisted of long-term loans (including those maturing within a year), long-term bonds, short-term loans, short-term bonds and notes payable. The interest-bearing debts denominated in foreign currencies were approximately RMB7.093 billion.

As of December 31, 2010, total liabilities of Singapore operations were RMB18.670 billion, including RMB17.025 billion of non-current liabilities and RMB1.645 billion of current liabilities.

Shareholder’s equity

Excluding the impact of profit and profit appropriations, the Company’s equity items increased during the year, primarily attributable to the increase of RMB10.274 billion from issuance of additional shares by the Company, compared to the decrease of RMB258 million and RMB21 million resulting from the after-tax impact of decreased fair value of tradable stocks held by the Company and the after-tax impact of cash flow hedge of Tuas Power, respectively.

Major financial position ratios

	2010	2009
Current ratio	0.38	0.41
Quick ratio	0.32	0.34
Ratio of liability and shareholders’ equity	3.08	3.50
Multiples of interest earned	1.55	1.79

Formula of the financial ratios:

Current ratio = balance of current assets as of year end / balance of current liabilities as of year end

Quick ratio = (balance of current assets as of year end - inventories as of the year end) / balance of current liabilities as of year end

Ratio of liabilities and shareholders’ equity = balance of liabilities as of year end / balance of shareholders’ equity (excluding minority interests) as of year end

Multiples of interest earned = (profit before income tax expense + interest expense) / interest expenditure (inclusive of capitalized interest)

The current ratio and quick ratio remained at relatively low level as of December 31, 2010 and 2009, and decreased slightly at the year end of 2010 from the year end of 2009. The decrease in the ratio of liabilities and shareholders’ equity at the year end of 2010 from the year end of 2009 was primarily due to the issuance of additional shares by the Company. The multiples of interest earned decreased, primarily attributable to the decrease of net profit for the year ended December 31, 2010.

D.	Liquidity and cash resources

The primary sources of funding for the Company and its subsidiaries have been cash provided by internal funds from operating activities, short-term and long-term loans and proceeds from issuances of bonds, and the primary use of funds have been for working capital, capital expenditure and repayments of short-term and long-term borrowings.

As of December 31, 2010, net current liabilities of the Company and its subsidiaries were approximately RMB52.081 billion. Based on the Company’s proven financing record, readily available banking facilities and sound credibility, the Company believes it is able to duly repay outstanding debts, obtain long-term financing and secure funding necessary for its operations. The Company has also capitalized on its good credit record to make short-term borrowings at relatively lower interest rates, thus reducing its interest expenses.

Cash flows from operating activities

	For the Year Ended December 31,
	2010	2009	2008
	RMB’000	RMB’000	RMB’000

Cash flows from operating activities

Profit/(Loss) before income tax expense	4,164,090	5,703,976	(4,791,556)
Non-cash items adjustments	14,998,694	12,751,842	11,609,206
Changes in working capital	(39,532)	(3,043,647)	(1,289,849)
Interest received	54,738	59,919	72,940
Income tax paid	(1,111,266)	(491,100)	(414,848)
Net cash provided by operating activities	18,066,724	14,980,990	5,185,893

Net cash provided by operating activities is the main source of cash for the Company. For the year ended December 31, 2010, net cash provided by operating activities of the Company and its subsidiaries was RMB18.067 billion, of which RMB1.686 billion was from its operating activities in Singapore. The net cash provided by operating activities was higher than that of the prior year mainly due to (i) the operation of new generating units and (ii) the carryover effect of newly acquired power plants in 2009. The net cash provided by operating activities amounted to RMB14.981 billion in 2009 which was higher than that of RMB5.186 billion in 2008, mainly due to a profit before income tax expense of RMB5.704 billion due to (i) the operation of new generating units, (ii) newly acquired power plants in 2009, (iii) the carryover effect of the acquisition of SinoSing Power in the first half of 2008, (iv) the carryover effect of the increase in power tariffs in the second half of 2008 which attributed to an increase in operating revenue, and (v) the decrease in fuel purchase price which attributed to the decrease in fuel cost.

Cash flows used in investing activities

	For the year ended December 31,
	2010	2009	2008
	RMB’000	RMB’000	RMB’000

Cash flows from investing activities
Purchase of property, plant and equipment	(20,704,224)	(22,426,098)	(27,893,520)
Proceeds from disposals of property, plant and equipment	105,816	39,272	25,336
Prepayments of land use rights	(2,879)	(167,435)	(76,050)
Increase in other non-current assets	(24,614)	(27,138)	(16,004)
Cash dividend received	315,205	540,182	381,854
Capital injections in associates	(533,630)	(548,500)	(281,754)
Cash paid for acquiring available-for-sale financial assets	(12,113)	-	(146,375)
Cash consideration paid for acquisitions	(850,763)	(2,355,762)	(21,772,563)
Cash consideration prepaid for acquisitions	(4,178,214)	-	-
Cash from acquisitions of subsidiaries	90,524	419,885	1,624,108
Cash paid for acquiring associates	(174,000)	-	-
Cash paid for acquiring a jointly controlled entity	(1,058,000)	-	-
Cash received on repayment of a loan receivable	-	-	254,255
Others	46,354	(354,667)	(56,352)

Net cash used in investing activities	(26,980,538)	(24,880,261)	(47,957,065)

Net cash used in investing activities amounted to approximately RMB26.981 billion, RMB24.880 billion and RMB47.957 billion in 2010, 2009 and  2008. The cash used in investing activities in 2010, 2009 and 2008 was mainly attributable to the acquisitions and capital expenditure for construction projects.

Cash flows from financing activities

	For the year ended December 31,
	2010	2009	2008
	RMB’000	RMB’000	RMB’000

Cash flows from financing activities
Issuance of short-term bonds	9,959,850	9,960,000	4,980,000
Repayments of short-term bonds	(15,000,000)	(5,000,000)	(5,000,000)
Drawdown of short-term loans	63,190,307	40,892,075	57,696,660
Repayments of short-term loans	(44,611,278)	(29,251,246)	(39,483,770)
Drawdown of long-term loans	9,215,500	32,505,000	36,656,286
Repayments of long-term loans	(11,682,182)	(37,317,607)	(10,254,438)
Proceed received from issuance of shares	10,280,169	-	-
Issuance of long-term bonds	-	3,939,850	3,933,302
Interest paid	(5,997,296)	(5,378,244)	(4,731,749)
Net capital injection from non-controlling interests of the subsidiaries	283,521	260,533	1,162,562
Government grants	50,410	420,766	236,013
Dividends paid to shareholders of the Company	(2,528,050)	(1,241,633)	(3,570,334)
Dividends paid to non-controlling interest of the subsidiaries	(249,043)	(253,971)	(301,662)
Others	151,415	(31,637)	(67,579)
Net cash provided by financing activities	13,063,323	9,503,886	41,255,291

Net cash inflow provided by financing activities in 2010 amounted to RMB13.063 billion primarily because (i) the proceeds from loans and short-term bonds exceeded repayments of loans and short-term bonds by approximately RMB11.07 billion and (ii) the proceeds from issuance of shares amounted to 10.28 billion and (iii) net capital injection from minority shareholders of the subsidiaries amounted to RMB0.284 billion, the net cash inflow was partially offset by the dividends and interest of approximately RMB8.774 billion.

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

Cash and cash equivalents

	For the year ended December 31,
	2010	2009	2008
	RMB’000	RMB’000	RMB’000

Exchange gain / (loss)	49,946	55,742	(229,759)
Net increase/ (decrease) in cash and cash equivalents	4,199,455	(339,643)	(1,745,640)
Cash and cash equivalents, beginning of the year	5,226,982	5,566,625	7,312,265
Cash and cash equivalents as of the end of the year	9,426,437	5,226,982	5,566,625

As of December 31, 2010, the cash and cash equivalents of the Company and its subsidiaries denominated in RMB, Singapore dollar, US dollar, Japanese Yen, and HK dollar were RMB4.362 billion, RMB1.888 billion, RMB1.157 billion,  RMB7 million, and RMB2.012 billion, respectively.

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

Capital expenditure and cash resources

Capital expenditures on acquisitions

On December 31, 2009, the Company entered into an Equity Interest Transfer Contract with Shandong Electric Power Corporation (“Shandong Power”) and Shandong Luneng Development Group Company Limited (“Luneng Development”), in accordance with which the Company agreed to acquire 100% equity interest in the registered capital of Diandong Energy, 100% equity interest in the registered capital of Diandong Yuwang, 100% equity interest in the registered capital of Zhanhua Co-generation, 100% equity interest in the registered capital of Luneng Biological Power, 60.25% equity interest in the registered capital of Luoyuanwan Harbour, 58.3% equity interest in the registered capital of Luoyuanwan Pier, 73.46% equity interest in the registered capital of Ludao Pier, 100% equity interest in the registered capital of Luneng Jiaonan Port, 53% equity interest in the registered capital of Luneng Sea Transportation, and development rights with respect to the preliminary stage projects (including Rizhao Lanshan 4×660 MW coal-fired project and Luoyuanwan 2×660 MW coal-fired project), all of which are owned by Shandong Power, and 39.75% equity interest in the registered capital of Luoyuanwan Harbour owned by Luneng Development. The aggregate consideration for the above mentioned purchase of equity interests is RMB8.625 billion. As of December 31, 2010, the Company has paid up RMB4.658 billion. As of December 31, 2010, among the 9 entities above, the Company has obtained controls of Zhanhua Co-generation, Luneng Jiaonan Port, Luneng Sea Transportation and Luneng Biological Power. These 4 entities were included in the consolidation scope of the Company for the year of 2010.

On December 1, 2010, the Company entered into the Time Shipping Interest Transfer Agreement and the Hainan Nuclear Interest Transfer Agreement with Huaneng Energy & Communications Holding Co., Ltd. (“HEC”) and Huaneng Group, respectively, in accordance with which the Company agreed to acquire the equity interest in Time Shipping and Hainan Nuclear. The Company paid RMB1.058 billion to HEC as consideration for transfer of equity interest in Time Shipping and RMB0.174 billion to Huaneng Group as consideration for transfer of equity interest in Hainan Nuclear.

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

The Company continues to follow the strategy of a balance between development and acquisition by proactively seeking new acquisition opportunities to ensure the sustainable growth of profitability and shareholders’ value. Since there are uncertainties associated with asset acquisition projects and their scales, the level of capital expenditures required are also uncertain. However, the Company believes that its cash flows from operating activities and the sound financing capability should provide it with a sufficient cash supply for asset acquisition projects.

Capital expenditures on construction and renovation projects

The capital expenditures for the year ended December 31, 2010 were RMB20.732 billion, mainly used in construction and renovation projects, including RMB1.282  billion for Fujian expansion project, RMB2.204 billion for Haimen power project, RMB0.31 billion Jining Co-generation project, RMB 0.389 billion for Jinggangshan expansion project, RMB1.011 billion for Weihai expansion project, RMB1.618 billion for Qinbei expansion project, RMB1.105 billion for Yueyang expansion project, RMB0.382 billion for Pingliang expansion project, RMB0.546 billion for Jinling Coal-fired project, RMB0.533 billion for Shidongkou Power Generation project, RMB0.853 for Beijing Co-generation expansion project, RMB0.417 billion for Qidong wind power project, RMB0.344 billion for Yingkou Co-generation project, RMB1.514 billion for Zuoquan power project, RMB1.847 billion for Jiuquan wind power project, and RMB0.311 billion for Kangbao wind power project. The expenditures on construction projects in Singapore were RMB0.99 billion. The expenditures on other construction projects and renovation were RMB2.323 billion and RMB2.753 billion, respectively.

The capital expenditures on construction and renovation amounted to approximately RMB22.620 billion and RMB27.986 billion in 2009 and 2008, respectively.

The capital expenditures above are sourced mainly from internal funds, cash flows provided by operating activities, and debts and equity financing.

The Company expects to have significant capital expenditures in the next few years. During the course, the Company will make active efforts to improve project planning process on commercially viable basis. The Company will also actively develop newly planned projects to pave the way for its long-term growth. The Company expects to finance the above capital expenditures through internal funding, cash flows provided by operating activities and debts and equity financing.

The following table sets forth the major capital expenditure cash requirements, usage plans and cash resources of the Company for the next two years.

Project	Capital expenditure arrangements		Contractual arrangements		Financing methods	Funding resources arrangements	Financing costs and note on usage
	2011	2012	2011	2012
	(RMB in billions)
Thermal power projects	13.267	10.8	13.267	10.8	Debt and equity financing	Internal cash resources & bank loans, etc.	Within the floating range of benchmark lending interest rates of PBOC
Hydropower projects	0.440	0.09	0.440	0.09	Debt financing	Internal cash resources & bank loans, etc.	Within the floating range of benchmark lending interest rates of PBOC
Wind power projects	1.707	2.5	1.707	2.5	Debt and equity financing	Internal cash resources & bank loans, etc.	Within the floating range of benchmark lending interest rates of PBOC
Port projects	0.583	2.77	0.583	2.77	Debt financing	Internal cash resources & bank loans, etc.	Within the floating range of benchmark lending interest rates of PBOC
Renovation projects	2.715	-	2.715	-	Debt financing	Internal cash resources & bank loans, etc.	Within the floating range of benchmark lending interest rates of PBOC

Cash resources and anticipated financing costs

The Company expects to finance its capital expenditure and acquisition primarily through internal capital, cash flow from operating activities and debts and equity financing.

Good operating results and sound credit status provide the Company with strong financing capabilities. As of December 31, 2010, the Company and its subsidiaries had undrawn banking facilities of over RMB100 billion, granted by the Bank of China, the China Construction Bank, the China Development Bank and other banks.

As resolved at the 2008 annual general meeting held on June 18, 2009, our company has been given a mandate to issue within the PRC short-term debentures of a principal amount not exceeding RMB10 billion within 12 months from the date on which the shareholder’s approval was obtained. On September 9, 2009, we issued the first tranche of the short-term RMB denominated debenture in the amount of RMB5 billion with a maturity period of 270 days, a unit face value of RMB100 and an interest rate of 2.32%. On March 24, 2010, we issued the second tranche of the short-term debenture in the amount of RMB5 billion, with a maturity period of 270 days, a unit face value of RMB100 and an interest rate of 2.55%. These two tranches of short-term debentures were repaid in June 2010 and December 2010, respectively.

As resolved at the 2009 annual general meeting of the Company held on June 22, 2010, our Company has been given a mandate to issue within the PRC short-term debentures of a principal amount not exceeding RMB10 billion  within 12 months from the date on which the shareholders’ approval was obtained. On July 2, 2010, we issued the first tranche of the short-term RMB denominated debentures in the amount of RMB5 billion with a maturity period of 365 days, a unit face value of RMB100 and an interest rate of 3.20%. On January 13, 2011, we issued the second tranche of the short-term RMB denominated debentures in the amount of RMB5 billion with a maturity period of 365 days, a unit face value of RMB100 and an interest rate of 3.95%.

As of December 31, 2010, short-term loans of the Company and its subsidiaries totaled RMB44.047 billion (2009: RMB24.730 billion). Including which, borrowings from bank were charged at interest rates ranging from 1.80% to 5.31% per annum (2009: 1.30% to 7.47%). Short-term bonds payable by the Company and its subsidiaries totaled RMB5.070 billion as of December 31, 2010 (2009: RMB10.101 billion).

As of December 31, 2010, long-term loans of the Company and its subsidiaries totaled approximately RMB78.967 billion (2009: approximately RMB80.517 billion), consisting of loans denominated in RMB of approximately RMB56.187 billion (2009: approximately RMB57.344 billion), in US dollars of approximately US$0.943 billion (2009: approximately US$1.046 billion), and in Euro of approximately Euro 95 million (2009: approximately Euro 105 million). Included in the above, US dollar denominated borrowings were approximately US$812 million (2009: 820 million) floating-rate borrowings. Japanese Yen and Singapore dollar denominated borrowings were all floating-rate borrowings. For the year ended December 31, 2010, long-term bank loans of the Company and its subsidiaries bore annual interest rates from 0.51% to 6.97% (2009: 1.44% to 7.56%).

As of December 31, 2010, the borrowings for its operation in Singapore were all long-term loans from bank, approximately in aggregate of RMB15.687 billion, dominated in Singapore dollar and bearing floating rates from 2.15% to 4.25% per annum.

The Company and its subsidiaries will closely monitor any change in the exchange rate and interest rate markets and cautiously assess the currency and interest rate risks.

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

Other financing requirements

The objective of the Company is to bring long-term, steadily growing returns to shareholders. In line with this objective, the Company follows a proactive, stable and balanced dividend policy. In 2010, in accordance with the profit appropriation plan of the board of directors of the Company (subject to the approval of the shareholders´ meeting), the Company expects to pay a cash dividend of approximately RMB2.811 billion relating to the year 2010.

Maturity profile of borrowings

The following table sets forth the maturity profile of the Company’s borrowings as of December 31, 2010.

Maturity Profile
(RMB in billions)	2011	2012	2013	2014	2015

Principal proposed to be repaid	64.9	16.2	7.3	10.4	2.7
Interest proposed to be repaid	5.2	3.2	2.7	2.4	2.0
Total	70.1	19.4	10.0	12.8	4.7
_______________

Notes:

(1)	This table is prepared according to the amounts started in the contracts which have been entered into;

(2)	The amount of the principal to be repaid in 2011 is relatively large because this includes expected repayment of short-term loans and short-term bonds.

E.	Trend information

The major trend of the electricity power market

According to the National Power Industry Statistics Express for 2010 issued by China Electricity Council, as of December 31, 2010, nationwide installed capacity reached 962,000 MW, representing a 10.08% year-on-year increase. For the year ended December 31, 2010, power generated throughout PRC reached 4.2280 trillion kWh, representing a 14.85% year-on-year increase. Coal-fired power accounted for 3.4145 trillion kWh, or approximately 80.76% of the total power generated, representing a 13.38% increase from the year ended December 31, 2009. The utilization hours of generating equipment increased in line with a generally balanced power market and continually growing consumption of electricity nationwide driven by the improved economy in China. For the year ended December 31, 2010, nationwide average accumulated utilization hours of power plants with 6,000 KW and above capacities were 4,660 hours, representing an increase of 114 hours from the year ended December 31, 2009. Utilization hours of coal-fired power generating equipment were 5,031 hours, representing an increase of 166 hours from the same period last year.

It is expected that, in 2011, China's economy expects to maintain steady and rapid growth, the demand for electricity will continue to increase, and a generally balanced supply-demand of electricity is expected to continue nationwide during 2011 with anticipated supply-over-demand in certain areas, assuming normal supply of coal and water. However, power shortage is anticipated to occur in certain areas because of uncertainties including climate change as well as supply of water and coal. Specifically, power shortage may occur in North China, East China and South China; a generally balanced supply-demand of electrify is expected in Central China with sporadic power shortage; supply of electricity is expected to be over demand in Northeast China and Northwest China; and certain provinces in Northwest China may experience structural power shortage.

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

The trend of the fuel supply

Coal production capacity is expected to increase significantly in 2011.  The supply of coal will be generally sufficient for its demand, but shortage in coal supply is expected to occur structurally regionally and sporadically.  Given the impact of market coal price fluctuation and railway transport capacity, the stable supply of coal and price of coals may be affected by some uncertainties in certain areas.

Under such circumstance, the Company will perform its annual contract accordingly to the market conditions, ensure consistent power supply, improve procurement structure, capitalize on international resources to ease the pressing demand for resources within the PRC, expand reliable coal supply channels by developing coal projects in cooperation with coal enterprises, and secure coal transport capacity. The Company will also strengthen fuels management throughout its power generation process, and make efforts to control fuel costs.

The trend of capital market and foreign exchange

The interest bearing debts denominated in RMB accounted for over 90% of the total debts of the Company. The change in RMB interest rates will directly affect the Company’s borrowing costs. PBOC is expected to continue its prudent monetary policy in 2011. During the period from January 1, 2011 to March 25, 2011, PBOC has raised the RMB deposit reserve requirement ratio three times and the benchmark interest rate for deposits and lending once. Consequently the capital market in China experienced tightened liquidity and increased funding cost. It is generally expected that PBOC will further raise the reserve requirement ratio and the benchmark interest rate during 2011. Based on the Company’s outstanding bank borrowings as of December 31, 2010, the Company will incur additional interest expenses of RMB334 million if the RMB lending interest rate increases by 50 basis points, assuming other conditions remaining unchanged. The Company will make appropriate funding arrangement according to the market conditions, explore new funding opportunities, and make efforts to control funding costs while satisfying funding needs.

The Company expects no material adverse impact on its operating results from foreign exchange movement in foreseeable future, because the debts of the Company denominated in foreign currencies are mainly in US dollar and the exchange rate of RMB to US dollar is on a steadily upward trend.  The imported fuels by Tuas Power were settled in U.S. dollar. Considering the fluctuation of the exchange rate of Singapore dollar to U.S. dollar, Tuas Power has entered into forward exchange contracts to hedge against its exposure to potential exchange risks.

F.	Employee benefits

As of December 31, 2010, the Company and its subsidiaries had 33,811 domestic and overseas employees. The Company and its subsidiaries provided employees with competitive remuneration and linked such remuneration to operating results as working incentives for the employees. Currently, the Company and its subsidiaries do not have any non-cash remuneration packages.

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

G.	Guarantees and pledges on loans and restricted assets

As of December 31, 2010, the Company provided guarantee for Tuas Power’s long-term bank borrowings of approximately RMB15.653 billion.

As of December 31, 2010, the company and its subsidiaries have pledged for the following borrowings:

(1)   The Company pledged certain accounts receivables for certain short-term loans borrowed in 2010. As of December 31, 2010, the balance of the secured loans was RMB1.389 billion, and the pledged accounts receivables amounted to approximately RMB1.513 billion.

(2)   As of December 31, 2010, secured short-term loans of RMB10 million represented the discounted notes receivable with recourse.

As of December 31, 2010, restricted bank deposits amounted to RMB121 million, which were mainly security deposits.

The Company had no significant contingent liabilities as of December 31, 2010.

H.	Off-balance sheet arrangements

As of December 31, 2010, there was no off-balance sheet arrangements which have or reasonably likely to have an effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

I.	Performance of significant investments and their prospects

The Company acquired 25% equity interest in Shenzhen Energy Group Co., Ltd. (“Shenzhen Energy Group”) for RMB2.39 billion on April 22, 2003, and acquired 200 million shares from Shenzhen Energy, a subsidiary of Shenzhen Energy Group, in December 2007. These investments brought a profit of RMB339 million to the Company for the year ended December 31, 2010 under IFRS. After Shenzhen Energy acquired most of its assets by way of designated share placement, Shenzhen Energy Group will be liquidated when appropriate. Upon Shenzhen Energy Group’s liquidation, the Company will hold directly 25.01% equity interest in Shenzhen Energy. This investment is expected to provide steady returns to the Company.

The Company held directly 60% equity interest in Sichuan Hydropower as of December 31, 2006. In January 2007, Huaneng Group increased its capital investment in Sichuan Hydropower by RMB615 million, thus reducing the Company’s equity interest in Sichuan Hydropower to 49% and making Huaneng Group the controlling shareholder of Sichuan Hydropower. This investment brought a profit of RMB257 million for the year ended December 31, 2010 under IFRS. This investment is expected to provide steady returns to the Company.

J.	Tabular disclosure of contractual obligations and commercial commitments

A summary of payments due by period of our contractual obligations and commercial commitments as of December 31, 2010 is shown in the tables below. A more complete description of these obligations and commitments is included in the Notes to Financial Statements as referenced below.

Contractual Cash Obligations
(RMB in millions)	2011	2012-2013	2014-2015	Thereafter	Total

Long-term Loans from a Shareholder(1)	-	800	-	-	800
Long-term Bank Loans(1)	12,327	16,449	7,352	37,718	73,846
Other Long-term Loans(1)	2,149	5,100	-	34	7,283
Long-term bonds(2)	-	1,000	5,700	7,300	14,000
Interest Payments	4,144	5,864	4,379	8,918	23,305
Operating Lease - Nanjing Power Plant(3)	1	3	3	44	51
Operating Lease - Dezhou Power Plant(3)	30	60	60	252	402
Operating Lease - Shang’an Power Plant(3)	2	4	4	54	64
Operating Lease - Tuas Power Generation Pte Ltd. (3)	11	28	31	693	763

	18,664	29,308	17,529	55,013	120,514

Other Commercial Commitments
(RMB in millions)	2011	2012-2013	2014-2015	Thereafter	Total

Long – term gas purchase contract(4)	6,599	13,198	2,176	6,344	28,317
Other commitments(3)	40,659	-	-	-	40,659
	47,258	13,198	2,176	6,344	68,976
_______________

Notes:

(1)	See Note 22 to the Financial Statements, “Long-term Loans”.

(2)	See Note 23 to the Financial Statements, “Long – term Bonds”.

(3)	See Note 37 to the Financial Statements, “Commitments”.

(4)
The numbers shown in the table above were calculated based on the minimum purchases stipulated in the long-term gas contracts disclosed in Note 37 to financial statements. As the Company and its subsidiaries are not required to commit purchases of one of the contracts until 2014, no unit cost information available for daily purchase quantities of 64.9BBtu and 64.9BBtu and 42.4BBtu during respective period categories of 2014; 2015 – 2023; and 2024 – 2028. And thus the related commitment of this contract was not included in these numbers.

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

K.	Sensitivity analysis to impairment test

Goodwill impairment

Separately recognized goodwill are test for impairment by the management at the end of each year. In 2010, based on the impairment tests, except for the goodwill arising from acquisition of Yushe Power Company, no goodwill was impaired. Due to the continuous increase in coal price and lower profitability, full impairment of related goodwill was provided based on the result of impairment test.

As of December 31, 2010, goodwill of the Company and its subsidiaries totaled RMB12.641 billion. Changes of tariff and fuel price could have affected the results of goodwill impairment assessment. As of December 31, 2010, if tariff had decreased by 1% or 5% from management’s estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognize impairment against goodwill by approximately RMB412 million and RMB815 million, respectively. If fuel price had increased by 1% or 5% from the management’s estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognize impairment against goodwill by approximately RMB378 million and RMB806 million, respectively.

Property, plant and equipment impairment

Property, plant and equipment are tested for impairment when there is any impairment indication on balance sheet date. In 2010, due to continuous increase of coal price and lower profitability, Zhuozhou Co-generation has recorded impairment losses of certain property, plant and equipment amounted to RMB8.48 million.

Changes of tariff and fuel price will affect the impairment assessments result of property, plant and equipment. As of December 31, 2010, if tariff had decreased by 1% or 5% from management’s estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognize impairment against proper ty, plant and equipment by approximately RMB429 million and RMB8.205 billion, respectively. If fuel price had increased by 1% or 5% from the management’s estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognize impairment against property, plant and equipment by approximately RMB277 million and RMB4.552 billion, respectively.

L.	Business plan

In 2011, the primary objective of the Company is to further enhance profitability, improve efficiency and promote innovations. The Company will strive to lead in the market with scientific development mode focusing on enhancement of economic efficiency. (1) In respect of production, the Company will ensure safe and stable production, seize market opportunities, consolidate and expand market share and strive to achieve an annual power generation by the Company’s domestic power plants of approximately 315 billion kWh and to achieve utilization hours for its coal-fired generating units of 5,500 hours. (2) In respect of fuel supply, the Company will expedite the construction and improvement of coal storage, shipment and transportation system, actively expand fuel supply channels, enhance emergency response system, utilizes the synergy of its sea transportation ability and resources, and strive to reduce fuel costs, control production costs strictly and increase efficiency. (3) In respect of energy saving and environment protection, the Company will continue to implement measures and technologies for energy saving and environment protection, keep reducing energy consumption levels and keep major economic and technical indicators positive. (4) In respect of project management, the Company will enhance the management of projects under construction, continuously improve the operation of new generating units, accelerate the change of development mode, and consolidate and optimize geographical locations of its power plants. (5) In respect of generating capacity structure, the Company will, in accordance with the governmental guidance on energy policies, accelerate the construction of large-scale thermal power bases and co-generation projects, speed up the development of coal and power integration projects, actively promote the development of natural gas and wind power projects, actively seek to invest, develop and construct hydropower, nuclear power and solar power projects, and strive to ensure the Company’s sustainable development. In sum, the Company strives to make itself stand out as a first-rate listed power company that boasts prominent edges in terms of cutting-edge technology, excellent management, reasonable geographical location, optimized structure, industry synergy, remarkable economic efficiency, simultaneous development of coal-fired power and clean energy, excellent corporate governance and market value.

ITEM 6	Directors, Senior Management and Employees

A.	Directors, members of the supervisory committee and senior management

Directors

The table below sets forth certain information concerning our directors as of March 31, 2011. The current term for all of our directors is three years, which will expire in May 2011.

Name	Age	Position with us
Cao Peixi	55	Chairman of the Board of Directors
Huang Long	57	Vice Chairman of the Board of Directors
Wu Dawei	57	Director
Huang Jian	48	Director
Liu Guoyue	47	Director, President
Fan Xiaxia	48	Director, Vice President
Shan Qunying	57	Director
Liu Shuyuan	60	Director
Xu Zujian	56	Director
Huang Mingyuan	52	Director
Liu Jipeng	54	Independent Director
Yu Ning	56	Independent Director
Shao Shiwei	65	Independent Director
Zheng Jianchao	71	Independent Director
Wu Liansheng	40	Independent Director

CAO Peixi, aged 55, is the Chairman and an Executive Director of the Company. He is also the President of Huaneng Group and the Chairman of HIPDC and Huaneng New Energy Industrial Co., Ltd. He was the Deputy Head and Head of Qingdao Power Plant; Assistant to the Chief of Shandong Power Bureau; Deputy Chief (Vice President) of Shandong Power Bureau (Group Corporation); Chairman and President of Shandong Power Group Corporation; Vice President, President of China Huadian Corporation; and Chairman of Huadian Power International Corporation Limited. He graduated from Shandong University specializing in electrical engineering. He holds a master degree in engineering and is a senior engineer.

HUANG Long, aged 57, is the Vice Chairman and a Non-executive Director of the Company as well as the Vice President of Huaneng Group, a Director of HIPDC, the Vice Chairman of Huaneng New Energy Industrial Co. Ltd., a Director of SinoSing Power Pte. Ltd., the Chairman of Tuas Power Ltd., Tuas Power Supply Pte Ltd. and Tuas Power Utilities Pte Ltd., and a Director of Shenzhen Energy Group Co., Ltd. He served as manager of the International Co-operation and Business Department of HIPDC, and as Vice President and Secretary of the Board of Directors of the Company. He graduated with a M.S. Degree from North Carolina State University in the U.S., specializing in communications and auto-control. He is a senior engineer.

WU Dawei, aged 57, is a Non-executive Director of the Company, Chief Economist of Huaneng Group, a Director of HIPDC and Chairman of Huaneng Shanghai Combined-cycle Power Limited Liability Company. He served as Deputy General Manager of Huaneng Shanghai Shidongkou Second Power Plant, Deputy General Manager of Shanghai branch of the Company, General Manager of Huaneng Shanghai Shidongkou Second Power Plant, Vice President of the Company, Deputy Chief Engineer of Huaneng Group, President of Huaneng Group East China Branch, President of the Company’s East China Branch, Chief of Power Development Department of Huaneng Group and President of HIPDC. He has obtained a Master of Business Administration degree (MBA) from Central Europe International Business School. He is a senior engineer.

HUANG Jian, aged 48, is a Non-executive Director of the Company, the Assistant to President of Huaneng Group, Executive Vice Chairman of Huaneng Capital Services Co., Ltd. and Chairman of Huaneng Hainan Power Ltd. He was the Deputy Chief of the Cost Office of the Finance Department; Chief of Cost General Office of the Finance Department of HIPDC; Chief Accountant of Beijing Branch of HIPDC; Deputy Manager of the Finance Department of HIPDC; Deputy Chief Accountant, Chief Accountant, Vice President, Company Secretary of the Company and Deputy Chief Economist and Chief of Financial Planning Department of Huaneng Group. Mr. Huang graduated from the accounting department of Institute of Fiscal Science of the Ministry of Finance with a master degree in economics. He is a senior accountant.

LIU Guoyue, aged 47, is an Executive Director, President of the Company, a Director of Shanghai Times Navigations Transportation Limited Company and Xi’an Thermal Research Institute Limited Company, an Executive Director of Huaneng International Power Fuel Co., Ltd., a Director of Tuas Power Ltd., Tuas Power Supply Pte Ltd. and Tuas Power Utilities Pte Ltd. He served as Deputy General Manager and General Manager of Huaneng Shijiazhuang Branch (Shang’an Power Plant), Director of Huaneng Dezhou Power Plant, and Vice President of the Company. He graduated from North China Power University, specializing in thermal engineering. He holds a doctorate degree in engineering. He is a senior engineer.

FAN Xiaxia, aged 48, is an Executive Director and Vice President of the Company and the Vice Chairman of Huaneng Shidaowan Nuclear Power Co., Ltd. He served as Deputy Chief of General Administration Division and Project Administration Division of Project Management Department of HIPDC, Deputy General Manager of the Company’s Nantong Branch, Deputy Manager of Project Management Department of the Company, Deputy Manager and Manager of International Co-operation and Business Department of the Company, Manager of Project Management Department of the Company, Assistant to President of the Company and General Manager of the Company’s Zhejiang Branch Yuhuan Power Plant Preparatory Office. He graduated from Economic Management School of Tsinghua University with an EMBA degree. He is a senior engineer.

SHAN Qunying, aged 57, is a Non-executive Director of the Company and the Vice President of Hebei Construction & Investment Group Co., Ltd., Chairman of Hebei Xingtai Power Generation Limited Company, Vice Chairman of Guodian Construction Investment Inner Mongolia Energy Limited Company and Vice Chairman of Hebei Construction Investment Energy Investment Limited Company. He served as Chief of the Energy & Communication Division of Hebei Provincial Construction Investment Company. He graduated from Management Institute of Tianjin University holding an EMBA degree. He is a senior engineer.

LIU Shuyuan, aged 60, is a Non-executive Director of the Company, the Chairman of Liaoning Energy Investment (Group) Limited Liability Company, Member of the 11th session of the Standing Committee of China People’s Political Consultative Conference of Liaoning Province, Deputy Chief of the Hong Kong-Macau-Taiwan Immigrants Committee of the Political Committee of Liaoning Province, Vice Chairman of Liaoning Province International Trade Promotion Committee, Liaoning Province Entrepreneurs Committee and Liaoning Province Economical Cultural Development Committee. He has been the Deputy General Manager of Liaoning Provincial Trust and Investment Corporation, the Vice President, a Director and the President of Liaoning Changye (Group) Limited Liability Company (Liaoning Energy Corporation), Director, Chairman and General Manager of Liaoning Energy Investment (Group) Limited Liability Company, Supervisor of the Company, Member of the 9th and 10th sessions of the Standing Committee of China People’s Political Consultative Conference of Liaoning Province and Vice Chief of the Hong Kong-Macau-Taiwan Immigrants Committee of the Political Committee of Liaoning Province. He is an on-job postgraduate of PRC Liaoning Province Communist Party School specializing in economic management. He is a senior economic engineer and senior operating manager.

XU Zujian, aged 56, is a Non-executive Director of the Company, Vice President of Jiangsu Province Guoxin Asset Management Group Limited Company, Chairman of Jiangsu Investment Management Co. Ltd. and Zking Property & Casualty Insurance Co., Ltd. He was the Vice President of Jiangsu Provincial International Trust & Investment Corporation, President of Jiangsu Provincial Investment & Management Limited Liability Company. He graduated from Liaoning Finance University majoring in infrastructure finance, holding a bachelor degree. He is a senior economic engineer.

HUANG Mingyuan, aged 52, is a Non-executive Director of the Company, Vice President of Fujian Investment Enterprise Group Company, President of Xiamen Fuda Photosensitive Materials Company Limited, Director of Xiamen International Bank, Macau Luso International Bank, Guangfa Huafu Securities Company Limited and Industrial Securities Co., Ltd. She has been the director of the Office of Information Leading Group of Fujian Province, department head to the Management Office of Fujian Province Economic and Trade (Medicine) Committee, and the Secretary General of the Leading Committee for Market Reorganization and Restructuring and Order of Economy of Fujian Province. She graduated from the Business School of De Montfort University in the United Kingdom with a master degree in business administration.

LIU Jipeng, aged 54, is an Independent Non-executive Director of the Company, director and mentor of PhD candidates at the Law and Economics Research Centre at China University of Political Science and Law. He is an independent director of Oceanwide Real Estate Group Co., Ltd. and Everbright Securities Co., Ltd. He graduated from the Economic Department of the Graduate School of China Academy of Social Science with a master degree in economics. He is a certified public accountant.

YU Ning, aged 56, is an Independent Non-executive Director of the Company, President of All China Lawyers Association, an Independent Director of Industrial Fund Management Limited Company, Guojin Securities Limited Company, United Electronic Industry Co., Ltd. and Bank of Beijing Co., Ltd. Mr. Yu served as Deputy Director and Director of CCP Central Disciplinary Inspection Commission, practicing lawyer at Beijing Times Highland Law Firm, part-time professor at Peking University, and mentor of master at the Law School of Tsinghua University. He was an Independent Director of Jiangsu Lianyungang Port Co., Ltd. and Vice President of All China Lawyers Association. He graduated from the law department of Peking University with a LLB degree in 1983 and obtained a LLM degree in economic law from the law department of Peking University in 1996. He is a qualified lawyer.

SHAO Shiwei, aged 65, is an Independent Non-executive Director of the Company. He is also an Independent Director of Shanghai Electric Power Co., Ltd., Shanghai Magus Technology Co., Ltd., Shanghai Zhixin Electric Co., Ltd. and Leshan Electric Power Co., Ltd. He served as the Deputy Chief of the Electricity for Agriculture of the State Energy Department, the Chief of the Law and Regulation of the State Electricity Department, Assistant General Manager of the National Electric Power Company. Deputy Secretary General of the Office Department, the President of Huadong Yixing Water Pumping and Energy Reserve Company Limited, the President and General Manager of Huadong Grid Network Company and Chairman of the Supervisory Committee of Shanghai Electric Power Co., Ltd. He graduated from Tianjin University specializing in power plant, power grid and power system. He is a senior engineer.

ZHENG Jianchao, aged 71, is an Independent Non-executive Director of the Company, Deputy Chief of China Electrical Engineering Association, Honorary Vice Chancellor and President of China Electricity Science Research Institute and the Chief of the Science Technology Committee of China Guangdong Nuclear Power Group Corporation. He served as an Independent Director of the Company, Vice Chancellor and Chancellor of China Electrical Science Research Institute, Deputy Chief of the Academy of Science and Technology Committee of China Electricity Science Research Institute. In 1995, he was elected as an associate member of China Technology Institute. He graduated from electrical machinery engineering faculty of Tsinghua University, specializing in high voltage technology and holding a postgraduate degree. He is a senior engineer.

WU Liansheng, aged 40, is an Independent Non-executive Director of the Company, a Professor, Ph. D. Tutor and head of the Department of Accounting of the Guanghua Management Institute of Peking University and an Independent Director of Rongsheng Real Property Development Joint Stock Limited Company. After obtaining his doctorate, Mr. Wu Liansheng was engaged in a two year post-doctorate research in Xiamen University. Afterwards, he commenced working in the Guanghua Management Institute of Peking University as Lecturer, Associate Professor, Professor, Ph. D. Tutor and concurrently served as the Deputy Head and Head of the Department of Accounting. He graduated from Zhongnan University with a doctorate degree in Management (Accounting).

Supervisors

The table below sets forth certain information concerning our supervisors as of March 31, 2011. The current term for all of our supervisors is three years, which will expire in May 2011.

Name	Age	Position with us
Guo Junming	45	Chairman of the Supervisory Committee
Yu Ying	55	Vice Chairman of the Supervisory Committee
Wu Lihua	55	Supervisor
Gu Jianguo	44	Supervisor
Wang Zhaobin	55	Supervisor
Dai Xinmin	49	Supervisor

GUO Junming, aged 45, is the Chairman of the Company’s Supervisory Committee, the Chief Accountant of Huaneng Group, Chairman of Huaneng Capital Services Limited Company. He was the Deputy Director of the Financial Department and the Chief of the Financial Accounting Division of Grid Construction Branch Company (Grid Construction Department) of State Power Corporation, Deputy Manager of the Finance Department of Huaneng Group, Vice President and President of China Huaneng Finance Limited Liability Company, President of Huaneng Capital Services Limited Company, Deputy Chief Accountant and Manager of the Finance Department of Huaneng Group. He graduated from Shanxi Finance and Economic Institute specializing in business finance and accounting and holds a bachelor degree. He is a senior accountant.

YU Ying, aged 55, is the Vice Chairman of the Company’s Supervisory Committee and President and General Manager of Dalian Municipal Investment Corporation Ltd. Ms. Yu served as Chief of Infrastructure Department, Chief of Social Affair Department and Chief of Investment Department of Dalian Municipal Planning Commission. Assistant to President of Dalian International Trusts Investment Corporation and Chairman and President of Dalian State-owned Asset Management Limited Company. She graduated from Northeast Finance and Economics University, specializing in international finance and international trade, with a master degree in Economics. She is a senior economic engineer.

WU Lihua, aged 55, is a Supervisor of the Company. She served as the Deputy Manager of the Finance Department of HIPDC, Deputy Manager of the Finance Department and the Manager of Diversified Businesses Management Department of the Company, Vice Chairman of the Preparatory Committee of Huaneng Insurance Company, Vice President of Yongcheng Property Insurance Holding Company Limited, Manager and Chief Accountant of Finance Department of HIPDC. She graduated from the Renmin University of China (Second), specializing in Financial Accounting with a bachelor degree. She is a senior accountant.

GU Jianguo, aged 44, is a Supervisor of the Company and President of Nantong Investment & Management Limited Company. Mr. Gu served as Deputy Chief and Chief of Nantong Municipal Planning Committee; Vice President of Nantong Ruici Investment Limited Company; Executive President of Ruici Hospital, President of Ruici (Maanshan) Development Limited Company; Chairman and President of Nantong Zhonghe Guarantee Limited Company, Chief Officer of Nantong Municipal Investment Management Centre and a Director and the President of Nantong Investment Management Limited Company. He graduated from Nanjing Aviation University holding a master degree. He is an economic engineer.

WANG Zhaobin, aged 55, is a Supervisor and Manager of the Administration Department of the Company. He served as the Chief of the Organisation Affairs Bureau of the PRC Electricity Department, Chief of Human Resources Department and Retirement Department of Huaneng Power, the Deputy Secretary of Communist Party Committee, Secretary of Communist Party Disciplinary Inspection Committee, Chairman of the Labour Union of Huaneng Beijing Electric Plant, Deputy Manager, Manager of the Corporate Culture Department and Manager of Administration Department and Corporate Culture Department of the Company. He graduated from China Beijing Municipal Communist Party School, specializing in economic management, holding a bachelor degree. He is a corporate culture specialist.

DAI Xinmin, aged 49, is a Supervisor of the Company, the Manager of the Audit and Supervisory Department of the Company and a Director of China Huaneng Finance Co., Ltd. He served as the Deputy Chief of the Property Rights Bureau to the State-owned Assets Management Committee, the Deputy Chief Accountant, Deputy Manager of the Finance Department of China Huaneng Group, the Chief Accountant of Huaneng Comprehensive Property Rights Company and the Deputy Secretary General of the Asset Operation Department of China Huaneng Group. He graduated from Shanghai Finance Institute, specializing in industrial economics and holding a bachelor degree. He is a economic engineer.

Other Executive Officers

GU Biquan, aged 53, is the Vice President and Secretary to the Board of Directors of the Company. He was Deputy Chief and Chief of Capital Market Department, Chief and Deputy Manager of the Secretariat of the Administration Department of HIPDC, and Manager of Capital Market Department, Assistant to the President, Manager of Administration Department of the Company. He also served as Deputy Chief of Power Development Department of Huaneng Group, Vice President and secretary to the Board of Directors of HIPDC. He graduated from Beijing Broadcasting Television University, specializing in electronic engineering. He is an engineer.

LIN Weijie, aged 47, is the Vice President of the Company. He served as the Deputy General Manager of the Shantou Coal-fired Power Plant, General Manager of Huaneng Shantou Branch (Coal-fired Power Plant), Deputy General Manager of Huaneng Guangdong Branch (Shantou Power Plant) and Huaneng Fuzhou Branch (Power Plant), Deputy General Manager of Huaneng Shanghai Branch, General Manager of Shanghai Shidongkou Second Power Plant, Deputy Manager of Marketing and Sales Department (in charge of the department), Manager of the Planning and Development Department, and Assistant to President of the Company. Mr. Lin graduated from South China Polytechnic University, specializing in business management, and holds a master degree in management. He is a senior engineer.

YE Xiangdong, aged 43, was the Vice President of the Company during the reporting period. Mr. Ye resigned as the Vice President in October 2010. He served as the Deputy General Manager and General Manager of Huaneng Chongqing Branch (Luohuang Power Plant), President of Huaneng Chongqing Luohuang Power Generation Limited Liability Company (Luohuang Power Plant), Deputy Manager of Safety and Production Department, Manager of Project Management Department and Assistant to President of the Company. He graduated from Chongqing University, specializing in thermal transmission and holds a master degree in science. Mr. Ye is a senior engineer.

LIN Gang, aged 46, is the Vice President of the Company. He was the Deputy Chief of Project Management Department of HIPDC, Assistant to General Manager and Deputy General Manager of Huaneng Beijing Branch (Thermal Power Plant), Deputy Manager of General Planning Department, Deputy Manager of Marketing and Sales Department of the Company (in charge of the department), President of Huaneng Northeast Branch, Manager of Marketing and Sales Department of the Company and Assistant to President of the Company. Mr. Lin graduated from North China Power University, specializing in thermal power, and holds a master degree in science. He is a senior engineer.

ZHOU Hui, aged 47, is the Chief Accountant of the Company. She served as the Deputy Chief of the Finance Division and Price Management Division of the Finance Department Chief of Division II of Finance Department of HIPDC, Deputy Manager and Manager of the Finance Department of the Company, Deputy Chief Accountant and Chief Accountant and Manager of Finance Department of the Company. Ms. Zhou graduated from Renmin University of China with a master degree in management. She is a senior accountant.

ZHAO Ping, aged 48, is the Chief Engineer of the Company. He served as the Deputy Chief of Production Technology Office of the Production Department of HIPDC, Assistant to the General Manager of Huaneng Fuzhou Branch (Power Plant), Deputy Manager of the Production Department of HIPDC, Deputy Manager of Safety and Production Department and Planning and Development Department, Manager of International Co-operation and Business Department, Manager of Safety and Production Department and Deputy Chief Engineer of the Company. He graduated from Tsinghua University, specializing in thermal engineering and holds a master degree in science. Mr. Zhao is a senior engineer.

DU Daming, aged 44, is the Vice President of the Company. He served as the deputy head of the General Manager’s Office of the Company, Assistant, Deputy Chief and Chief of the office of the Board of Directors of the Company, Deputy Director and Director of the General Manager’s Office of Huaneng Group, Deputy Manager of the General Manager’s Office, Deputy Chief (in change of work), Chief of the Administration Office of the Company. He graduated from North China Power University with a master degree, specializing in electric system and its automation. He is a senior engineer.

GAO Shulin, aged 50, is Chief Economist of the Company. He served as the Deputy Chief Engineer and Deputy General Manager of Jinzhou Power Plant, General Manager of Shenhai Thermal Power Plant, Deputy Chief of the General Planning Department of Liaoning Electric Industry Bureau, Manager of Production Department, a Director of Liaoning Electric Power Research Institute, General Manager of Huaneng Beijing Co-generation power Plant, Deputy Manager of the Human Resources Department of the Company. President of Huaneng Nuclear Power Development Co., Ltd. and Manager of Planning and Development Department of the Company. He graduated from Tsinghua University, specializing in nuclear reactor engineering, holding a bachelor degree in engineering. He is a senior engineer.

B.	Compensation for Directors, Supervisors and Executive Officers

The table below sets forth the compensation on individual basis for the directors, supervisors and other executive officers for the year ended December 31, 2010:

Name	Position with the Company	Remuneration Paid by the Company in 2010 (1)
		(RMB in thousand)

Directors
Mr. Cao Peixi	Chairman of the Board of Directors	-
Mr. Huang Long	Vice Chairman of the Board of Directors	-
Mr. Wu Dawei	Director	-
Mr. Huang Jian	Director	-
Mr. Liu Guoyue	Director and President	895
Mr. Fan Xiaxia	Director and Vice President	895
Mr. Shan Qunying	Director	48
Mr. Liu Shuyuan	Director	48
Mr. Xu Zujian	Director	48
Ms. Huang Mingyuan	Director	48
Mr. Liu Jipeng	Independent Director	74
Mr. Yu Ning	Independent Director	74
Mr. Shao Shiwei	Independent Director	74
Mr. Zheng Jianchao	Independent Director	74
Mr. Wu Liansheng	Independent Director	74

Sub-total:		2,352

Supervisors
Mr. Guo Junming	Chairman of the Supervisory Committee	-
Ms. Yu Ying	Vice Chairman of the Supervisory Committee	48
Ms. Wu Lihua	Supervisor	-
Mr. Gu Jianguo	Supervisor	48
Mr. Wang Zhaobin	Supervisor	599
Mr. Dai Xinmin	Supervisor	597

Sub-total		1,292

Other Executive officers
Mr. Gu Biquan	Vice President and Secretary to the Board	743
Mr. Lin Weijie	Vice President	745
Mr. Ye Xiangdong(2)	Vice President	440
Mr. Lin Gang	Vice President	745
Ms. Zhou Hui	Chief Accountant	743
Mr. Zhao Ping	Chief Engineer	745
Mr. Du Daming	Vice President	736
Mr. Gao Shulin	Chief Economist	736

Sub-total:		5,633
Total		9,277
_______________
Notes:

(1)
The remuneration paid by the Company in 2010 includes the basic salaries, performance salaries and pension, please see Note 36 to the Item 17 Financial Statements, “Directors’, supervisors’ and senior management’ emoluments”.

(2)	Mr. Ye Xiangdong left office in October 2010. The remuneration paid by the Company to him includes those for the period from January 2010 to October 2010.

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

As of December 31, 2010, we employed 33,811 people. Of these, 281 are headquarters management staff, 6,532 are power plant personnel directly involved in the management and operation of the power plants and the remainder are maintenance personnel, ancillary service workers and others. Over 61% our work force graduated from university or technical college. As of December 31, 2008 and 2009, we had approximately 28,130 and 33,587 employees respectively.

We conduct continuing education programs for our employees at the head office and at each power plant. We provide training in foreign language, computer, accounting and other areas to our professionals and technicians in their relevant fields.  Employees are trained in accordance with the different requirements for professional and managerial positions.

We have reformed the labor system by introducing individual labor contracts.  Currently, all employees are employed under employment contracts, which specify the employee’s position, responsibilities, remuneration and grounds for termination. Short-term employment contracts have fixed terms of typically one to five years, at the end of which they may be renewed with the agreement of both the Company and the employees.

The contract system imposes discipline, provides incentives to adopt better work methods and provides us with a greater degree of management control over our work force.  We believe that, by linking remuneration to productivity, the contract system has also improved employee morale.

Each of our power plants also has a trade union and the employees of our headquarters are also members of a trade union.  These trade unions protect employee’s rights, aim to fulfill our economic objectives, encourage employees to participate in management decisions and mediate disputes between us and union members.  We have not been subject to any strikes or other labor disturbances interfering with our operations, and we believe that our relations with our employees are good.

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

Our outstanding ordinary shares consist of A Shares and H Shares, each with a par value of RMB1.00 per share.  The following table set forth certain information regarding our major shareholders as of March 31, 2011.

Shareholder	Number of shares	Approximate percentage in the total issued domestic share capital %	Approximate percentage in the total issued share capital %
Huaneng International Power Development Corporation	5,066,662,118	48.25	36.05
China Huaneng Group(1)	2,088,001,203	14.93	14.86
Hebei Provincial Construction Investment Company	603,000,000	5.74	4.29
China Hua Neng Hong Kong Company Limited	520,000,000	—(2)	3.70
_______________
Notes:

(1)
Of the 2,088,001,203 shares, 1,555,124,549 A shares are directly held by Huaneng Group, 520,000,000 H shares are held by Huaneng Group through its wholly-owned subsidiary, China Hua Neng Hong Kong Company Limited, and 12,876,654 A shares are held by Huaneng Group throught its wholly-owned subsidiary, Huaneng Capital Services Company Limited.In addition, Huaneng Group indirectly holds certain of our total issued shares through HIPDC, its 51.98% owned subsidiary.

(2)	The 520,000,000 shares are H shares and represented 14.63% of the total issued H shares of the Company and 3.70% of the total issued share capital of the Company.

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

In 2010, we increased our share capital through non-public issuances of new shares, including A shares and H shares. With the approval from shareholders and relevant PRC governmental authorities, we were authorized to issue (i) not exceeding 1,500 million new A shares by way of placement to not more than 10 designated investors including Huaneng Group, which would subscribe for no more than 500 million new A shares, and (ii) no more than 500 million new H Shares to China Hua Neng Hong Kong Company Limited (“Hua Neng HK”). On December 23, 2010, we completed the non-public issuance of 1,500 million new A shares (ordinary shares with a par value of RMB1 per share) to 10 designated investors, including Huaneng Group, at the issuance price of RMB5.57 per share. The other nine investors are CCB International Asset Management (Tianjin) Company Limited, China Life Insurance Asset Management Company Limited, New

China Life Assurance Company Limited, Harbin Power Equipment Company Limited, China Three Gorges Corporation, Liaoning Energy Investment (Group) Limited Liability Company, Dongfang Electric Co., Ltd., Dacheng Fund Management Co., Ltd. and China National Offshore Oil Corporation. The shares subscribed by Huaneng Group are subject to a lock-up period of 36 months, and the shares subscribed by other designated investors are subject to a lock-up period of 12 months. On December 28, 2010, we completed the placement of 500 million H shares (ordinary shares with a par value of RMB1 per share) to Hua Neng HK at the subscription price of HK$4.73 per share.

On December 31, 2010, Huaneng Capital Services Company Limited (“Huaneng Capital”), a wholly owned subsidiary of Huaneng Group, acquired 12,876,654 A shares of our company through the trading system at the Shanghai Stock Exchange, representing 0.09% of the total issued share capital of our company. Prior to the acquisition, Huaneng Group directly and indirectly controls 7,141,786,667 shares in our company, representing approximately 50.81% of the total issued share capital of our company. After the acquisition, Huaneng Group directly and indirectly controls 7,154,663,321 share of our company, representing approximately 50.90% of the total issued share capital of our company. Huaneng Group proposes to continue the acquisition of the A shares of our company in the secondary market through Huaneng Capital or other concerted party(ies) or in its own name within the 12-month period starting from December 31, 2010. The aggregate of such acquisition will not exceed 2% (inclusive of the shares acquired this time) of the issued share capital of our company.

Before we were established in 1994, HIPDC and other seven promoters entered into the Shareholders’ Agreement dated May 31, 1994 (the “Shareholders’ Agreement”) which, among other things, grants to HIPDC the right to vote all the shares owned by each of the other promoters so as to enable HIPDC to have majority voting rights in general meetings for so long as we are in existence.  In addition, directors designated by HIPDC will have majority representation on our board of directors and each of the other promoters will have one representative designated by it appointed as a member of our board of directors.  The Shareholders’ Agreement also provides that for so long as we are in existence (i) HIPDC and the other signatories to the Shareholders’ Agreement will maintain their combined shareholdings to ensure their collective majority control of us, (ii) HIPDC has certain priority rights to purchase the shares held by the other signatories to the Shareholders’ Agreement and (iii) if HIPDC does not exercise its priority rights to purchase such shares, each of the signatories to the Shareholders’ Agreement other than HIPDC has a priority right to purchase such shares on a pro rata basis and (iv) no shares may be sold or transferred unless their transferees agree to abide by the terms of the Shareholders’ Agreement. As a result of the Shareholders’ Agreement, HIPDC held 70.09% of the total voting rights of the outstanding shares and, subject to the Shareholders’ Agreement, had the power to control the election of all of our directors and to direct our management and policies.

On May 12, 2006, HIPDC and other promoters (including the shareholders who assumed the rights and obligations of original promoters as a result of  share transfer) entered into an amendment to the Shareholders’ Agreement, pursuant to which, each promoter  shall be entitled to exercise its own voting rights at the shareholders’ general meeting. Consequently, HIPDC currently holds 36.05% of our total voting rights. Since HIPDC’s parent company, Huaneng Group, currently holds, directly or through its wholly-owned subsidiaries, 14.86% of our total voting rights. HIPDC is able to exert control over us when acting in concert with Huaneng Group.

Huaneng Group and HIPDC had previously given a non-compete undertaking to us during our initial public offering of A shares in 2001, in order to support our business development, to integrate relevant quality assets and to avoid business competition. In September 2010, we received from Huaneng Group an undertaking on relevant matters for further avoidance of business competition. While Huaneng Group will continue to perform its undertakings previously given, Huaneng Group further undertakes that: (i) it shall treat us as the only platform for ultimate integration of the conventional energy business of Huaneng Group; (ii) with respect to the conventional energy business assets of Huaneng Group located in Shandong Province, Huaneng Group undertakes that it will take approximately 5 years to improve the profitability of such assets and when the terms become appropriate, it will inject those assets into us. We have a right of first refusal to acquire from Huaneng Group the newly developed, acquired or invested projects which are engaged in the conventional energy business of Huaneng Group located in Shandong Province; (iii) with respect to the other non-listed conventional energy business assets of Huaneng Group located in other provincial administrative regions, Huaneng Group undertakes that it will take approximately 5 years, and upon such assets meeting the conditions for listing, it will inject such assets into us in order to support our sustainable and stable development; and (iv) Huaneng Group will continue to perform each of its undertakings to support the development of its subordinated listed companies.

B.	Related party transactions

Guarantees

The table below sets forth information on guarantees provided by Huaneng Group, HIPDC and the Company to the related parties in 2010 for the purposes of financing their operation, construction and renovation.

Guarantor	Guarantee	Interest Rate	Largest Amount Outstanding in 2010	Amount Outstanding As of December 31, 2010
		(%)	(RMB)	(RMB)
Huaneng Group	The Company	6.36	195,050,879	154,876,316
(Ultimate Parent of the Company)	The Company	LIBOR + 0.075	237,622,975	188,567,612
	Luohuang Power Company(1)	5.95	329,386,675	159,736,762
	Qinbei Power Company(2)	LIBOR+0.43	29,263,713	9,460,998
	Qinbei Power Company(2)	LIBOR+0.3	26,350,714	9,673,810

	Yangliuqing Power Company(3)	2.15	531,871,809	442,679,097
HIPDC	The Company	5.95	211,748,852	102,688,060
	The Company	6.60	185,822,347	108,137,895
	The Company	6.60	81,372,762	52,615,857
	The Company	6.54	292,072,754	169,969,548
	The Company	5.95	244,644,587	118,640,908
	The Company	5.20	4,000,000,000	4,000,000,000
	The Company	5.00	2,000,000,000	2,000,000,000
The Company	Tuas Power Company(4)	SIBOR+1.65	13,650,766,301	13,650,766,301
	Tuas Power Company(4)	SIBOR+1.65	2,001,851,125	2,001,851,125

____________
Notes:

(1)	Luohuang Power Company is a subsidiary of the Company.

(2)	Qinbei Power Company is a subsidiary of the Company.

(3)	Yangliuqing Power Company is a subsidiary of the Company.

(4)	Tuas Power Company is a subsidiary of the Company.

Loans

The table below sets forth the loans made by Huaneng Group, Huaneng Finance, Huaneng New Energy and the Company to the related parties in 2010 for the purposes of financing their operation, construction and renovation.

Loans

Lender	Borrower	Interest Rate	Largest Amount Outstanding in 2010	Outstanding Balance as of December 31, 2010
		(%)	(RMB)	(RMB)
Huaneng Group	Yushe Power Company(1)	4.60	225,000,000	225,000,000
(Ultimate Parent of the Company)	Yushe Power Company(1)	4.05	75,000,000	75,000,000
	Qinbei Power Company(2)	4.60	375,000,000	375,000,000
	Qinbei Power Company(2)	4.05	125,000,000	125,000,000
Huaneng Finance	Yushe Power Company(1)	5.04	130,000,000	130,000,000
(Subsidiary of Huaneng Group)	Yushe Power Company(1)	4.78	100,000,000	100,000,000
	Yangliuqing Power Company(3)	4.86	100,000,000	100,000,000
	Weihai Power Company(4)	4.78	100,000,000	100,000,000
	Huaiyin II Power Company(9)	4.78	100,000,000	100,000,000
	Taicang I Power Company(21)	4.78	160,000,000	160,000,000
	Xindian II Power Company(13)	4.78	75,000,000	75,000,000
	Rizhao Power Plant(22)	4.78	70,000,000	70,000,000
Guicheng Trust	Taicang II Power Company (12)	4.94	180,000,000	180,000,000
(Subsidiary of Huaneng Group)	The Company	4.56	1,000,000,000	1,000,000,000
	The Company	4.76	1,000,000,000	1,000,000,000
	The Company	4.76	300,000,000	300,000,000
	The Company	4.76	500,000,000	500,000,000
	The Company	4.76	200,000,000	200,000,000
The Company	Shanghai Power Company(5)	5.31	500,000,000	-

Shanghai Power Company(5)	5.56	500,000,000	500,000,000
Shanghai Power Company(5)	5.31	1,000,000,000	-
Shanghai Power Company(5)	5.56	1,000,000,000	1,000,000,000
Shanghai Power Company(5)	5.56	750,000,000	550,000,000
Shanghai Power Company(5)	5.31	1,700,000,000	-
Shanghai Power Company(5)	5.56	1,700,000,000	1,700,000,000
Daditaihong Wind Power(6)	5.31	110,000,000	-
Daditaihong Wind Power(6)	5.56	110,000,000	110,000,000
Daditaihong Wind Power (6)	5.31	60,000,000	-
Daditaihong Wind Power (6)	4.78	140,000,000	-
Daditaihong Wind Power (6)	5.56	88,000,000	88,000,000
Daditaihong Wind Power (6)	4.41	200,000,000	200,000,000
Daditaihong Wind Power (6)	5.28	105,000,000	105,000,000
Yushe Power Company(1)	4.51	280,000,000	-
Yushe Power Company(1)	4.41	280,000,000	280,000,000
Yushe Power Company(1)	4.20	135,000,000	135,000,000
Pingliang Power Company(7)	4.51	400,000,000	-
Pingliang Power Company(7)	4.50	400,000,000	400,000,000
Pingliang Power Company(7)	4.20	1,060,000,000	1,060,000,000
Weihai Power Company(4)	4.20	400,000,000	400,000,000
Weihai Power Company(4)	5.00	400,000,000	400,000,000
Weihai Power Company(4)	4.37	400,000,000	-
Weihai Power Company(4)	4.51	600,000,000	-
Weihai Power Company(4)	4.50	600,000,000	600,000,000
Jinling Power Company(8)	4.56	400,000,000	400,000,000
Jinling Power Company(8)	4.51	400,000,000	-
Huaiyin II Power Company(9)	4.41	320,000,000	120,000,000
Huaiyin II Power Company(9)	4.25	320,000,000	-
Huaiyin II Power Company(9)	4.48	2,000,000,000	2,000,000,000
Luohuang Power Company(10)	4.48	1,300,000,000	1,300,000,000
Yueyang Power Company(11)	4.31	1,100,000,000	1,100,000,000
Qinbei Power Company(2)	4.31	600,000,000	600,000,000
Qinbei Power Company(2)	4.78	50,000,000	-
Taicang II Power Company(12)	4.09	500,000,000	-
Taicang II Power Company(12)	4.56	500,000,000	500,000,000
Taicang II Power Company(12)	4.20	400,000,000	400,000,000
Taicang II Power Company(12)	4.20	900,000,000	900,000,000
Xindian II Power Company(13)	4.20	1,000,000,000	1,000,000,000
Xindian II Power Company(13)	4.78	70,000,000	-
Xindian II Power Company(13)	5.28	20,000,000	20,000,000
Yangliuqing Power Company(3)	4.20	100,000,000	100,000,000
Yangliuqing Power Company(3)	3.79	850,000,000	-
Yangliuqing Power Company(3)	4.35	850,000,000	850,000,000
Beijing Power Company(14)	3.79	400,000,000	-
Beijing Power Company(14)	4.35	400,000,000	400,000,000
Yingkou Power Company(15)	3.72	700,000,000	700,000,000

Yingkou Power Company(15)	5.20	700,000,000	700,000,000
Xiangqi Hydropower(16)	4.35	50,000,000	50,000,000
Zuoquan Power Company(17)	5.00	240,000,000	240,000,000
Zuoquan Power Company(17)	5.28	380,000,000	380,000,000
Zuoquan Power Company(17)	5.28	592,000,000	592,000,000
Kangbao Wind Power(18)	5.28	103,000,000	-
Wafangdian Wind Power(19)	5.28	100,000,000	100,000,000
Zhanhua Co-generation(20)	5.56	750,000,000	750,000,000
_______________
Notes:

(1)	Yushe Power Company is a subsidiary of the Company.

(2)	Qinbei Power Company is a subsidiary of the Company.

(3)	Yangliuqing Power Company is a subsidiary of the Company..

(4)	Weihai Power Company is a subsidiary of the Company.

(5)	Shanghai Power Company is a subsidiary of the Company.

(6)	Daditaihong is a subsidiary of the Company.

(7)	Pingliang Power Company is a subsidiary of the Company.

(8)	Jinling Power Company is a subsidiary of the Company.

(9)	Huaiyin II Power Company is a subsidiary of the Company.

(10)	Luohuang Power Company is a subsidiary of the Company.

(11)	Yueyang Power Company is a subsidiary of the Company.

(12)	Taicang II Power Company is a subsidiary of the Company.

(13)	Xindian II Power Company is a subsidiary of the Company.

(14)	Beijing Power Company is a subsidiary of the Company.

(15)	Yingkou Power Company is a subsidiary of the Company.

(16)	Xiangqi Hydropower is a subsidiary of the Company.

(17)	Zuoquan Power Company is a subsidiary of the Company.

(18)	Kangbao Wind Power is a subsidiary of the Company.

(19)	Wafangdian Wind Power is a subsidiary of the Company.

(20)	Zhanhua Co-generation is a subsidiary of the Company.

(21)	Taicang I Power Company is a subsidiary of the Company.

(22)	Rizhao Power Plant is a branch of the Company.

Lease Agreement

Pursuant to a leasing agreement between Beijing Huaneng Mansion Construction and Management Co., Ltd. (“Huaneng Construction”) and us signed on April 1, 2010, Huaneng Construction agreed to lease the designated offices of Huaneng Mansion with a total area of 29,814.90 square meters to us for one year, and the annual rent is RMB87.06 million.  The leasing agreement was effective from April 1, 2010.

Issuance of New Shares

In 2010, we increased our share capital through non-public issuances of new shares, including A shares and H shares. With the approval from shareholders and relevant PRC governmental authorities, we were authorized to issue (i) not exceeding 1,500 million new A shares by way of placement to not more than 10 designated investors including Huaneng Group, which would subscribe for no more than 500 million new A shares, and (ii) no more than 500 million new H Shares to China Hua Neng Hong Kong Company Limited (“Hua Neng HK”). On December 23, 2010, we completed the non-public issuance of 1,500 million new A shares (ordinary shares with a par value of RMB1 per share) to 10 designated investors, including Huaneng Group, at the issuance price of RMB5.57 per share. The shares subscribed by Huaneng Group are subject to a lock-up period of 36 months, and the shares subscribed by other designated investors are subject to a lock-up period of 12 months. On December 28, 2010, we completed the placement of 500 million H shares (ordinary shares with a par value of RMB1 per share) to Hua Neng HK at the subscription price of HK$4.73 per share.

Acquisition of Shanghai Time Shipping Co., Ltd. and Hainan Nuclear Power Co., Ltd.

On December 1, 2010, we entered into a transfer agreement with Huaneng Energy & Communications Holdings Co., Ltd. (“HEC”), a wholly owned subsidiary of Huaneng Group, pursuant to which we agreed to acquire from HEC its 50% equity interest in Shanghai Time Shipping Co., Ltd. (“Time Shipping”) from HEC for a consideration of RMB1.058 billion. On the same day, we entered into a transfer agreement with Huaneng Group, pursuant to which we agreed to acquire a 30% equity interest in Hainan Nuclear Power Co., Ltd. (“Hainan Nuclear”) from Huaneng Group for a consideration of RMB0.174 billion. We completed these acquisitions in December 2010.

Transactions with Alltrust Insurance by Huaneng Power Inc.

We purchase various insurances from Alltrust Insurance Company of China Limited (“Alltrust Insurance”). Huaneng Group holds a 20% equity interest in Alltrust Insurance and during 2010, Huaneng Group consolidated Alltrust Insurance in its financial reports and deemed it as its controlled entity. On December 30, 2010, we entered into a framework agreement with Huaneng Group expiring on December 31, 2010.

Transactions with Huaneng Group

On December 30, 2010, we entered into the Framework Agreement with Huaneng Group, our ultimate controlling shareholder, for a term commencing on January 1, 2011 expiring on December 31, 2011. Pursuant to the Huaneng Group Framework Agreement, we will conduct the following transactions with Huaneng Group and its subsidiaries and associates: (i) purchase of ancillary equipment and parts; (ii) purchase of coal and transportation services; (iii) sale of products; (iv) leasing of facilities, land and office spaces; (v) technical services, engineering contracting services and other services; (vi) provision of entrusted sale services and (vii) entrusted loan.

Transactions with Huaneng Finance

On October 21, 2008, we entered into the Huaneng Finance Framework Agreement with Huaneng Finance, a subsidiary of Huaneng Group, for a term commencing on January 1, 2009 and expiring on December 31, 2011. Pursuant to the Huaneng Finance Framework Agreement, we will enter into the following transactions with Huaneng Finance: (i) placing cash deposits by us with Huaneng Finance; (ii) provision of notes discounting services by Huaneng Finance to us; and (iii) provision of loan advancement by Huaneng Finance to us. Such transactions will be conducted on an on-going basis and will constitute continuing connected transactions under the Hong Kong Listing Rules. During the period from 2009 to 2011, the maximum outstanding balance of the deposits to be placed with Huaneng Finance under the Huaneng Finance Framework Agreement, on a daily basis, will not exceed RMB 6 billion. As of December 31, 2010, we placed with Huaneng Finance current deposits of approximately RMB1,774.74 million, which bore interest rates ranging from 0.36% to 1.35% per annum.

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

Coal purchases

In 2010, we paid RMB1,995.79 million, RMB839.46 million, RMB2,079.34 million, RMB1,463.62 million and RMB98.61 million, respectively, to Huaneng Energy & Communications Holdings Co., Ltd. (“HEC”) and its subsidiaries, Hulunbeier Energy Company Ltd. (“Hulunbeier Energy”), Rizhao Power

Company, Gansu Huating Coal Power Co., Ltd. and other related parties of Huaneng Group for coal purchase. For a detailed discussion of related party transactions, see Note 34 to the Financial Statements.

C.	Interests of experts and counsel

Not applicable.

ITEM 8	Financial Information

A.	Consolidated statements and other financial information

See pages F-1 to F-94.

Legal proceedings

We are not a defendant in any material litigation or arbitration and no litigation or claim of material importance is known to us or any member of the Board of Directors of us to be pending or threatened against us.

Dividend distribution policy

Our Board of Directors will determine the payment of dividends, if any, with respect to our shares on a per share basis.  Any final dividend for a financial year shall be subject to shareholders’ approval.  The Board may declare interim and special dividends at any time under general authorization by a shareholders’ ordinary resolution. A decision to declare or to pay any dividends in the future, and the amount of any dividends, will depend on our results of operations, cash flows, financial condition, future prospects and other factors which our Directors may determine as important.

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

Our board has proposed a cash dividend of RMB0.20 per ordinary share (tax inclusive) for the year ended December 31, 2010, which is equivalent to RMB8 per ADS. The total dividend to be paid amounted to approximately RMB2.811 billion.

B.	Significant changes

In January 2011, the Company has obtained control of Diandong Energy, Diandong Yuwang, Ludao Pier, Luoyuanwan Harbor and Luoyuanwan Pier.

On January 13, 2011, the Company issued a tranche of the short-term RMB denominated debentures in the amount of RMB5 billion with a maturity period of 365 days, a unit face value of RMB100 and an interest rate of 3.95%.

ITEM 9	The Offer and Listing

A.	Offer and listing details and markets

The Company’s ADSs have been listed on the New York Stock Exchange since October 6, 1994. The table below sets forth, for the periods indicated, the high and low closing prices of the ADSs on the New York Stock Exchange.

	Closing Price Per ADS
	High	Low
	(US$)	(US$)

2006	36.35	24.05
2007	57.12	33.19

	Closing Price Per ADS
	High	Low
	(US$)	(US$)
2008	42.15	16.57
2009	34.43	21.60
2010	25.68	20.77

2009 First Quarter	31.03	22.65
Second Quarter	29.93	24.81
Third Quarter	34.43	26.17
Fourth Quarter	29.20	21.60

2010 First Quarter	24.55	21.98
Second Quarter	24.00	20.77
Third Quarter	25.68	23.02
Fourth Quarter	25.54	21.21
2010 October	25.54	22.73
November	23.60	21.52
December	22.90	21.21

2011 January	22.58	21.41
February	22.49	21.67
March	23.51	21.69
_______________
Source: Reuters

Each ADS represents 40 H shares. As of March 31, 2011, there were 149 registered holders of American Depositary Receipts evidencing ADS.

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

	Closing Price Per H shares
	High	Low
	(HK$)	(HK$)

2006	7.00	4.70
2007	10.8	6.51
2008	8.22	2.96
2009	6.71	4.19
2010	5.04	4.10

2009 First Quarter	6.00	4.45
Second Quarter	6.08	4.80
Third Quarter	6.71	5.02
Fourth Quarter	5.70	4.19

2010 First Quarter	4.77	4.29
Second Quarter	4.67	4.10
Third Quarter	5.04	4.48
Fourth Quarter	4.97	4.10
2010 October	4.97	4.39
November	4.54	4.16
December	4.42	4.10

2011 January	4.36	4.14
February	4.36	4.21
March	4.55	4.23
_______________
Source: Reuters

As of March 31, 2011, there were 792 registered holders of H Shares.

ITEM 10	Additional Information

A.	Share capital

Not applicable.

B.	Memorandum and articles of association

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

Directors

Our directors shall be elected at our shareholders’ general meeting. Because the shares do not have cumulative voting rights, a holder of a majority of the shares is able to elect all of the directors.  Our directors shall be elected for a term of three years and may serve consecutive terms upon re-election, except that independent directors may only serve a maximum of two consecutive terms of six years.  Our directors are not required to hold any shares in us, and there is no age limit requirement for the retirement or non-retirement of our directors.

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

Unless the interested director discloses his interests to the board and the contract, transaction or arrangement in which the director is materially interested is approved by the board at a meeting in which the director neither votes nor is counted in the quorum, such contract, transaction or arrangement may be revoked by us except with respect to a bona fide party thereto who does not have notice of the director’s interests.

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

Matters relating to the remuneration of our directors shall be determined by the shareholders’ general meeting.

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

Currently, the primary sources of shareholder’s rights are our Articles of Association, as amended, the PRC Company Law and the Listing Rules of the Hong Kong Stock Exchange, which, among other things, impose certain standards of conduct, fairness and disclosure on us, our directors and our controlling shareholder. To facilitate the offering and listing of shares of PRC companies overseas, and to regulate the behavior of companies whose shares are listed overseas, the State Council Securities Committee and the State Commission for Restructuring the Economic System issued on August 27, 1994 the Mandatory Provisions for Articles of Association of Company Listing Overseas (the ‘‘Mandatory Provisions’’). These Mandatory Provisions become entrenched in that, once they are incorporated into the Articles of Association of a PRC company, any amendment to those provisions will only become effective after approval by the State-owned Assets Supervision and Administration Commission of the State Council. The Listing Rules require a number of additional provisions to the Mandatory Provisions to be included in the Articles of Association of PRC companies listing H Shares on the Hong Kong Stock Exchange (the ‘‘Additional Provisions’’). The Mandatory Provisions and the Additional Provisions have been incorporated into our Articles of Association.

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

The holders of H Shares will not be able to bring actions on the basis of violations of the Listing Rules and must rely on the Hong Kong Stock Exchange to enforce its rules. The SDI Ordinance establishes certain obligations in relation to disclosure of shareholder’s interests in Hong Kong listed companies, the violation of which is subject to prosecution by the Securities and Futures Commission of Hong Kong. The Hong Kong Takeovers and Repurchase Codes do not have the force of law and are only standards of commercial conduct considered acceptable for takeover and merger transactions and share repurchases in Hong Kong as established by the Securities and Futures Commission and the securities and futures industry in Hong Kong.

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

The existing foreign exchange regulations have significantly reduced government foreign exchange controls for transactions under the current account, including trade and service related foreign exchange transactions and payment of dividends.  We may not undertake current account foreign exchange transactions without prior approval from the State Administration of Foreign Exchange or its local branch offices by performing certain required procedures.  The PRC government has stated publicly that it intends to make the Renminbi freely convertible in the future.  However, we cannot predict whether the PRC government will continue its existing foreign exchange policy and when the PRC government will allow free conversion of Renminbi to foreign currency.

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

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. Renminbi appreciated by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, Renminbi has been appreciated slowly against the U.S. dollar again. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. There remains significant international pressure on the PRC government to further liberalize its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the US dollar. However, there is no assurance that there will not be a devaluation of Renminbi in the future. If there is such a devaluation, our debt servicing cost will increase and the return to our overseas investors may decrease.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated:

	Noon Buying Rate
Period	End	Average(1)	High	Low
	(RMB per US$1.00)
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.6052	8.0300	7.7232
2008	6.8225	6.8193	7.2946	6.7800
2009	6.8259	6.8298	6.8395	6.8180
2010	6.6000	6.7696	6.8330	6.6000

October	6.6707	6.6675	6.6912	6.6397
November	6.6670	6.6537	6.6906	6.6233
December	6.6000	6.6497	6.6745	6.6000
2011 January	6.6017	6.5964	6.6364	6.5809
February	6.5713	6.5761	6.5965	6.5520
March	6.5483	6.5645	6.5743	6.5483
April (through April 8, 2011)	6.5350	6.5410	6.5477	6.5350

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

The following is a summary of (i) certain tax consequences from acquiring, owning and disposing the H Shares and ADSs based on tax laws of the PRC, the United States and the Income Tax Treaty between the PRC and the United States (the “Tax Treaty”) as in effect on the date of this annual report, and is subject to changes in PRC or United States law, including changes that could have retroactive effect, and (ii) the principal PRC taxes to which we are subject to.  The following summary does not take into account or discuss the tax laws of any countries or regions other than the PRC and the United States, nor does it take into account the individual circumstances of an investor.  This summary does not purport to be a complete technical analysis or examination of all potential tax effects relevant to an investment in the H Shares or ADSs and current and prospective investors in all jurisdictions of the H Shares or ADSs are advised to consult their tax advisors as to PRC, United States or other tax consequences of the purchase, ownership and disposition of the H Shares or ADSs.  This summary also does not purport to be a complete technical analysis or examination of all potential PRC taxes that may be levied upon us.

PRC tax considerations

Tax on dividends

Individual investors

According to the current PRC tax regulations, dividends paid by PRC companies to individual investors are ordinarily subject to a PRC withholding tax levied at a flat rate of 20%. For a foreign individual who has no domicile or does not stay in the territory of China or who has no domicile but has stayed in the territory of China for less than one year, the receipt of dividend from a company in China is normally subject to a withholding tax of 20% unless reduced or exempted by an applicable tax treaty.

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

Stamp tax

Under the Provisional Regulations of The People’s Republic of China Concerning Stamp Tax, which became effective in October, 1988, PRC stamp tax should not be imposed on the transfer of H Shares or ADSs of PRC publicly traded companies.

Taxation of the Company

Income tax

Prior to January 1, 2008, according to the relevant income tax law, foreign invested enterprises were, in general, subject to statutory income tax of 33% (30% enterprise income tax and 3% local income tax). If these enterprises are located in certain specified locations or cities, or are specifically approved by State Administration of Taxation, a lower tax rate would be applied. Effective from January 1, 1999, in accordance with the practice notes on the PRC income tax laws applicable to foreign invested enterprises investing in energy and transportation infrastructure businesses, a reduced enterprise income tax rate of 15% (after the approval of State Administration of Taxation) was applicable across the country. We applied this rule to all of our wholly owned operating power plants after obtaining the approval of State Administration of Taxation. In addition, certain power plants were exempted from enterprise income tax for two years starting from the first profit-making year, after offsetting all tax losses carried forward from the previous years (at most of five years), followed by a 50% reduction of the applicable tax rate for the next three years. The statutory income tax was assessed individually based on each of their results of operations.

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

Value-added tax

Since January 1, 1994, the government has implemented a turnover tax system applicable to FIEs.  Under the turnover tax provisions, we have to collect from our electricity customers and pay to the PRC tax authorities a value-added tax (“VAT”) on our sales.  The tax rate on sales of electricity by us is 17% of total sales.  The amount of VAT payable by us is the VAT on sales reduced by the VAT paid by us on our purchases of coal, fuel and other inputs.

In addition, effective from January 1, 2009, VAT payers are allowed to credit against output VAT in respect of input VAT on fixed assets purchased or self-manufactured based on the relevant VAT credit receipts in accordance with the revised VAT regulations and its implementation rules.

United States federal income tax considerations

The following is a summary of United States federal income tax considerations that are anticipated to be material for US Holders (as defined below) who purchase H shares or ADSs of the Company.  This summary is based upon existing United States federal income tax law, which is subject to change, possible with retroactive effect.  This summary does not discuss all aspects of United States federal income taxation which may be important to particular investors in light of their individual investment circumstances, such as investors subject to special tax rules including: financial institutions, insurance companies, broker-dealers, tax-exempt organizations, and, except as described below, non-US Holders, or to persons that will hold H shares or ADSs as part of a straddle, hedge, conversion, or constructive sale transaction for United States federal income tax purposes or that have a functional currency other than the United States Dollar, all of whom may be subject to tax rules that differ significantly from those summarized below.  In addition, this summary does not discuss any foreign, state, or local tax consideration.  This summary assumes that investors will hold their H shares or ADSs as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code.  Each prospective investor is urged to consult its tax advisor regarding the United Stated federal, state, local, and foreign income and other tax considerations of the purchase, ownership, and disposition of H shares or ADSs.

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

A foreign corporation will be treated as a “passive foreign investment company” (a “PFIC”), for United States federal income tax purposes, if 75% or more of its gross income consists of certain types of “passive” income or 50% or more of its assets are passive.  The Company presently believes that it is not a PFIC and does not anticipate becoming a PFIC.  This is, however, a factual determination made on an annual basis and is subject to change.  The following discussion assumes that the Company will not be subject to treatment as a PFIC for United States federal income tax purposes.

US holders

For United States federal income tax purposes, a US Holder of an ADS will be treated as the owner of the proportionate interest of the H shares held by the depositary that is represented by an ADS and evidenced by such ADS.  Accordingly, no gain or loss will be recognized upon the exchange of an ADS for the holders’ proportionate interest in the H shares.  A US Holder’s tax basis in the withdrawn H shares will be the same as the tax basis in the ADS surrendered therefore, and the holding period in the withdrawn H shares will include the period during which the holder held the surrendered ADS.

Dividends

Any cash distributions paid by the Company out of earnings and profits, as determined under United States federal income tax principles, will be subject to tax as ordinary dividend income and will be includible in the gross income of a US Holder upon receipt.  Cash distributions paid by the Company in excess of its earnings and profits will be a return of capital to the extent of the US Holder’s adjusted tax basis in its shares or ADSs, which will not be subject to tax.  Any excess will be treated as gain from the sale or exchange of a capital asset which will be treated as discussed below.  Dividends paid in Hong Kong Dollar will be includible in income in a United States Dollar amount based on the United States Dollar - Hong Kong Dollar exchange rate prevailing at the time of receipt of such dividends by the depositary, in the case of ADSs, or by the US Holder, in the case of H shares held directly by such US Holder.  A non-corporate holder of ADS or shares of Common Stock will generally be subject to tax on such dividend income at a maximum U.S. federal rate of 15% rather than the marginal tax rates generally applicable to ordinary income.  Dividends received on H shares or ADSs will not be eligible for the dividends received deduction allowed to corporations.  Any subsequent gain or loss in respect of such Hong Kong Dollar arising from exchange rate fluctuations will be ordinary income or loss.  This gain or loss will generally be treated as United States source income for United States foreign tax credit limitation purposes.  If the Depository converts the Hong Kong Dollar to US Dollar on the date it receives such Hong Kong Dollar, United States persons will not recognize any such gain or loss.

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

A distribution of additional shares of the Company’s stock to US Holders with respect to their H shares or ADSs that is pro rata to all the Company’s shareholders may not be subject to Unites States federal income tax.  The tax basis of such additional shares will be determined by allocating the US Holders’ adjusted tax basis in the H shares or ADSs between the H shares or ADSs and the additional shares, based on their relative fair market values on the date of distribution.

Sale or other disposition of H shares or ADSs

A US Holder will recognize capital gain or loss upon the sale or other disposition of H shares or ADSs in an amount equals to the difference between the amount realized upon the disposition and the US Holder’s adjusted tax basis in such H shares or ADSs, as each is determined in US Dollars.  Any capital gain or loss will be long-term if the H shares or ADSs have been held for more than one year and will generally be United States source gain or loss.  The claim of a deduction in respect of a capital loss, for United States federal income tax purposes, may be subject to limitations.  Under the Tax Treaty, any such gain should be treated as foreign source income.

PFIC considerations

If the Company were to be classified as a PFIC in any taxable year, a U.S. Holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of United States federal income tax that a U.S. Holder could derive from investing in a foreign company that does not distribute all of its earnings on a current basis.  In such event, a U.S. Holder of the H shares or ADSs may be subject to tax at ordinary income tax rates on (i) any gain recognized on the sale of the H shares or ADSs and (ii) any “excess distribution” paid on the H shares or ADSs (generally, a distribution in excess of 125% the average annual distributions paid by the Company in the three preceding taxable years).  In addition, a U.S. Holder may be subject to an interest charge on such gain or excess distribution.

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

We are subject to the information reporting requirements of the Securities Exchange Act of 1934 (the “Exchange Act”) and, in accordance with the Act, file certain reports and other information with the SEC.  You may read and copy and report, statement or other information filed by us at the SEC’s public reference rooms in Washington, D.C., New York and Chicago, Illinois.  Please call the SEC at 1-800-0330 for further information on the public reference rooms. Our reports and other information filed with the SEC are also available to the public from commercial document retrieval services and the website maintained by the SEC at http://www.sec.gov.

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

Detailed information relating to the available-for-sale investments is disclosed in Note 10 to the financial statements. Being a strategic investment in nature, the Company has a supervisor in the supervisory committee of the investee and exercises influence in safeguarding the interest. The Company and its subsidiaries also closely monitor the pricing trends in the open market in determining their long-term strategic stakeholding decisions.

Foreign exchange rate risk

A portion of our Renminbi revenues are converted into other currencies to (i) repay our debts denominated in currencies other than RMB, and (ii) pay for imported equipment.

The exchange rate of Renminbi to foreign currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions.  The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. Renminbi appreciated by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, Renminbi has appreciated slowly against the U.S. dollar again. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.There remains significant international pressure on the PRC government to further liberalize its currency policy. We cannot assure you that any future movements in the exchange rate of the Renminbi against the US dollar and other currencies will not adversely affect our results of operations and financial conditions.

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

The following table provides information, by maturity date, regarding our foreign currency sensitive financial instruments, which consist of bank balances and cash, short-term and long-term debt obligations, capital commitments and forward exchange contracts as of December 31, 2010 and average interest rates for the year ended December 31, 2010.

(RMB expressed in millions, except interest rate and exchange rate)

	As of December 31, 2010
	Expected Maturity Date						Total recorded value	Fair value
	2011	2012	2013	2014	2015	Thereafter
On-balance sheet financial instruments
Bank balances and cash:
In US Dollar	1,208	-	-	-	-	-	1,208	1,208
In Japanese Yen	7	-	-	-	-	-	7	7
In Hong Kong Dollar	2,012	-	-	-	-	-	2,012	2,012

Debts
Fixed rate bank loans (US Dollar)	628	153	34	34	18	-	867	901
Average interest rate	6.465%	6.360%	6.360%	6.360%	6.360%	-

Fixed rate bank loans (Euro)	82	82	82	82	82	429	839	778
Average interest rate	2.081%	2.083%	2.085%	2.089%	2.093%	2.100%

Variable rate bank and other loans (US Dollar)	469	459	459	459	438	3,094	5,378	5,378
Average interest rate	1.432%	1.438%	1.445%	1.454%	1.460%	1.460%

Variable rate other loans (JPY)	10	-	-	-	-	-	10	10
Average interest rate	0.660%	-	-	-	-	-

Capital commitments (US Dollar)	7	-	-	-	-	-	7	7
Capital commitments (Euro)	11	-	-	-	-	-	11	11
Gas purchase commitments (US Dollar)	5,806	5,806	5,806	5,806	590	-	18,008	18,008
Forward exchange contracts (Receive US$/Pay S$)
Contract amount	3,698	256	20	-	-	-	3,974	(94)
Average Contractual Exchange Rate	1.32	1.35	1.32	NA	NA	NA	NA	NA
_______________

Note:

(1)	The interest rates for variable rate bank and other loans are calculated based on the individual year beginning indices.

The outstanding balance of the Company’s loans denominated in foreign currencies has changed continually as a result of repayments of the loans by the Company according to agreed-upon repayment schedules. The loans denominated in US dollar decreased from RMB7.14 billion as of December 31, 2009 to RMB6.24 billion as of December 31, 2010. The loans denominated in JPY decreased from RMB26 million as of December 31, 2009 to RMB9.67 million as of December 31, 2010. The loans denominated in Euro decreased from RMB1,025 million as of December 31, 2009 to RMB839 million as of December 31, 2010.

Interest rate risk

We are exposed to interest rate risk primarily resulting from fluctuations in interest rates on our debts. Upward fluctuations in interest rates increase the cost of new variable rate debts and the interest cost of outstanding floating rate borrowings.

At present, the interest rate of the Company’s loans denominated in RMB is subject to the change on the benchmark interest rate published and adjusted by the People’s Bank of China. Different interest rate level corresponds to loans with different term. New loan contracts entered hereafter will be subject to current benchmark interest rate. A portion of the Company’s loans denominated in foreign currency are fixed rate loans, which are not subject to the changes in market interest rate.  Due to the loan borrowed in relation to the acquisition of SinoSing Power, the portion of the loans denominated in foreign currency with floating interest rate increased, which subjects the finance cost of the Company to the fluctuation of market interest rate.  In 2009, the Company entered into a floating-to-fixed interest rate swap agreement to hedge against cash flow interest rate risk of part of the loan. According to the interest rate swap agreement, the Company agrees with the counterparty to settle the difference between fixed contract rates and floating-rate interest amounts calculated by reference to the agreed notional amounts quarterly until 2019. The notional amount of the outstanding interest rate swap at December 31, 2010 was US$400 million.

In 2009, Tuas Power completed its refinancing, through which all of its outstanding loans denominated in US dollar were refinanced through loans denominated in Singapore dollar, matching the functional currency of its operation. The loans borrowed by Tuas Power are denominated in Singapore dollars, and the majority of them are with floating interest rate, which subjects the finance cost of the Company to the fluctuation of market interest rate. In the current year, Tuas Power Generation Pte Ltd. (“TPG”) also entered into a number of floating-to-fixed interest rate swap agreements to hedge against cash flow interest rate risk of a loan. According to these interest rate swap agreements, TPG agrees with the counterparty to settle the difference between fixed contract rates and floating-rate interest amounts calculated by reference to the agreed notional amount semi-annually until 2020. The notional amount of the outstanding interest rate swap at December 31, 2010 was S$1,346 million.

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

(RMB expressed in millions, except interest rate)

	As of December 31, 2010
	Expected Maturity Date						Total recorded value	Fair value
	2011	2012	2013	2014	2015	Thereafter
Debts
Fixed rate shareholder’s, bank and other loans	57,065	13,661	6,347	3,825	1,876	19,166	101,940	101,787
Average interest rate	4.898%	5.064%	5.087%	5.079%	5.088%	5.106%

Variable rate bank and other loans	765	869	869	869	848	16,855	21,075	21,075
Average interest rate	1.982%	1.993%	2.004%	2.017%	2.030%	2.041%

Short-term bonds	5,070	-	-	-	-	-	5,070	5,070
Average interest rate	3.614%	-	-	-	-	-

Long-term bonds	-	992	-	5,639		7,200	13,831	14,733
Average interest rate	5.340%	5.340%	5.279%	5.279%	5.758%	5.758%

Interest Rate Derivatives (US$)
Variable to Fixed	212	212	212	212	212	1,589	2,649	(82)
Average pay rate	1.578%	2.323%	3.451%	4.471%	5.282%	6.073%	N/A	N/A
Average receive rate	4.400%	4.400%	4.400%	4.400%	4.400%	4.400%	N/A	N/A

Interest Rate Derivatives (S$)
Variable to Fixed	133	177	177	177	177	6,046	6,889	76
Average pay rate	2.334%	2.928%	3.755%	4.440%	5.098%	5.289%	N/A	N/A
Average receive rate	2.482%	2.482%	2.482%	2.482%	2.482%	2.482%	N/A	N/A
_______________
Note:

(1)	The interest rates for variable rate bank and other loans are calculated based on the individual year begining indices.

As of December 31, 2010, the Company’s floating rate loans denominated in foreign currency amounted to RMB 5,388 million, accounting for approximately 75.96% of the total foreign loans, most of which was denominated in US dollar, and the average credit spread is 97 bps. In addition, SinoSing Power’s loans denominated in Singapore dollar are floating rate loans and amounted to RMB15,687 million as of December 31, 2010. The interest rates of the loans denominated in US dollar and Singapore dollar are relatively low at the current market condition and there would be no drastic fluctuation within the foreseeable period, thus it would not cause any material adverse effect on the finance cost of the Company. The Company has paid special attention to the trend of international interest rate market by keeping up with the market conditions and predicting the future trend, and has made efforts to explore the feasibility of risk management by application of derivative financial instruments.  The Company expects to implement the relevant plan according to its internal approval procedures and use interest rate swap and other derivative financial instruments to control its interest rate risk upon appropriate time.

Commodity price risk

We exposed to fuel price risk on fuel purchases. SinoSing Power and its subsidiaries use fuel oil swap to hedge against such risk. The table below provides information about the fuel swap contracts that are sensitive to changes in fuel prices, including contract volumes, the weighted average contract prices, and the total contract amount by expected maturity dates.

	As of December 31, 2010
	Expected Maturity Date						Total recorded value	Fair value
	2011	2012	2013	2014	2015	Thereafter
Fuel swap contracts
Contract Volumes (MT)	843,465	74,320	5,160	-	-	-	922,945	N/A
Weighted Average Price (US$/MT)	367.83	500.09	522.62	N/A	N/A	N/A	N/A	N/A
Contract Amount (RMB ‘million)	2,042	245	18	-	-	-	2,305	142

For other detailed information of the market risk, please refer to the Note 3(a) to the “Financial Statements “.

ITEM 12	Description of Securities Other than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

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

•

any other charge payable by the Depositary, any of the Depositary’s agents, including the Custodian, or the agents of the Depositary’s agents in connection with the servicing of H Shares or other Deposited Securities.

Depositary Payments for the Year 2010

In 2010, we received the payment of US$4,410 and US$112,850 (inclusive of withholding tax) from the Bank of New York Mellon, the Depositary for our ADR program, for the reimbursement of our expenses related to training and contribution to investors’ relation activities, respectively.

PART II

ITEM 13	Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

ITEM 15	Controls and Procedures

Disclosure Controls and Procedures

Our management, with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of December 31, 2010 (the “Evaluation Date”), the end of the fiscal year covered by this annual report. Based on this evaluation, our principal executive officer and principal financial officer have concluded that, as of the Evaluation Date, our disclosure controls and procedures were effective.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in the Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our chairman of the board, or principal executive officer, and chief accountant, or principal financial officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting based upon the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this annual report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2010 at providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The effectiveness of the Company’s internal control over financial reporting as of December 31, 2010 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report which appears herein.

Huaneng Zhanhua Co-generation Limited Liability Company (“Zhanhua Co-generation”), Shandong Luneng Sea Transportation Limited Company (“Luneng Sea Transportation”), Huaneng Qingdao Port Limited Company (“Qingdao Port”) and Huaneng Jilin Biological Power Generation Limited Company (“Jilin Biological Power”) , which were acquired by us and consolidated into our financial statements in 2010, were excluded from the scope of our management assessment and auditor attestation requirements for internal control over financial reporting for the fiscal year ended December 31, 2010. Zhanhua Co-generation, Luneng Sea Transportation, Qingdao Port and Jilin Biological Power are subsidiaries of the Company, whose total assets in aggregate represent 1.24% and total revenues in aggregate represent 0.07%, of the Company’s related consolidated financial statement amounts as of and for the year ended December 31, 2010.

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

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2010, there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16	Reserved

ITEM 16A	Audit Committee Financial Expert

The Board of Directors has determined that Mr. Wu Liansheng and Mr. Liu Jipeng qualify as Audit Committee Financial Experts in accordance with the terms of Item 16A of Form 20-F.  Mr. Wu Liansheng and Mr. Liu Jipeng were respectively appointed as our independent non-executive directors on May 13, 2008.  See “Item 6 Directors, Senior Management and Employees — A. Directors, members of the supervisory committee and senior management”.

ITEM 16B	Code of Ethics

Although, as of the date of this annual report, we do not have, in form, a code of ethics that applies to the Company’s principal executive officer, principal financial officer and principal accounting officer (collectively, the “Senior Corporate Officers”), we believe that, as a substantive matter, the Senior Corporate Officers are subject to a set of written requirements under the PRC law that are substantially similar to the ethical standards described under Item 16B(b) of Form 20-F.  Joint stock companies that are incorporated in China and listed on both PRC and foreign stock exchanges are heavily regulated by the central government.  To a large extent, these requirements, which are designed to promote honest and ethical conduct and compliance with applicable laws and regulations by the directors and senior executives of such companies, are not merely ethical requirements, but more importantly, statutory obligations that are legally binding on these individuals under the PRC Company Law, relevant rules and regulations promulgated by China Securities Regulatory Commission and the Mandatory Provisions of Articles of Association of Overseas Listed Companies.

ITEM 16C	Principal Accountant Fees and Services

PricewaterhouseCoopers has served as our independent public auditors for each of the fiscal years in the two-year period ended December 31, 2010, for which audited consolidated financial statements appear in this annual report on Form 20-F.

The following table shows information about fees payable by us to PricewaterhouseCoopers:

	For the year ended December 31,
(RMB in millions)	2010	2009

Audit fees	23.4	21.4
Audit-related fees	3.7	1.1
Tax fees	-	-
All other fees	-	-
Total	27.1	22.5

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

Audit-related Services include those other assurances and related services provided by auditors, but not restricted to those that can only reasonably be provided by the external auditors signing the auditors’ report, that are reasonably related to the performance of the audit or review of the Company’s financial statements such as acquisition due diligence, consultations concerning financial accounting and reporting standards. The increase of audit-related fees was mainly due to the increase of the service fees related to the acquisitions in 2010.

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

Audit Committee Pre-approval Policies and Procedures

The Audit Committee of the Company’s Board of Directors is responsible, among other things, for the oversight of the external auditors subject to the requirements of the PRC Law and the Company’s Articles of Association.  The Audit Committee has adopted a policy regarding pre-approval of audit and permissible non-audit services to be provided by our independent auditors (the “Policy”).  Under the Policy, proposed services either (i) may be pre-approved by the Audit Committee without consideration of specific case-by-case services

(“general pre-approval”); or (ii) require the specific pre-approval of the Audit Committee (“specific pre-approval”).  General pre-approval applies to services of recurring and predictable nature.  These types of services, once approved by the Audit Committee in the beginning, will not require further approval in future, except when actual fees and expenses exceed pre-approved budget levels.  In such a case, the Audit Committee may authorize one of its members to approve budget increases subject to the requirement that such member provide a report on his decision to approve or deny an application for budget increases to the Audit Committee at an Audit Committee meeting held immediately after such member grants or denies the approval.

Specific pre-approval applies to all other services.  These services must be approved by the Audit Committee on a case-by-case basis after an application including proposed budget and scope of services to be provided by our independent auditors is submitted to the Audit Committee.

For 2009 and 2010, all of the services provided by PricewaterhouseCoopers were pre-approved by the Audit Committee.

ITEM 16D	Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

ITEM 16F	Change in Registrant’s Certifying Accountant

Not applicable.

ITEM 16G	Corporate Governance

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

The charter must also include the requirement for an annual performance evaluation of the compensation committee.

Audit Committee
Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 of Exchange Act. It must have a minimum of three members, and all	The board of directors of a listed company can, through the resolution of the shareholders’ meeting, establish an audit committee composed

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
No similar requirements.

ITEM 17	Financial Statements

See page F-1 through F-94 following Item 19.

ITEM 18	Financial Statements

Not applicable.

ITEM 19	Exhibits

1.1	Articles of Association dated June 18, 2009, incorporated by reference to Exhibit 1.1 of our annual report on Form 20-F for the year ended December 31, 2009, filed with the SEC on April 19, 2010.

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

THIS PAGE IS INTENTIONALLY LEFT BLANK

Report of Independent Registered Public Accounting Firm
To the shareholders of Huaneng Power International, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Huaneng Power International, Inc. (the “Company”) and its subsidiaries at December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting under Item 15 appearing on page 94 of the Annual Report on Form 20-F-2010. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

 Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in Management’s Report on Internal Control over Financial Reporting of the Annual Reports on Form 20-F, management has excluded Huaneng Zhanhua Co-generation Limited Liability Company (“Zhanhua Co-generation”), Shandong Luneng Sea Transportation Limited Company (“Luneng Sea Transportation”), Huaneng Qingdao Port Limited Company (“Qingdao Port”) and Huaneng Jilin Biological Power Generation Limited Company (“Jilin Biological Power”) from its assessment of internal control over financial reporting as of December 31, 2010 because Zhanhua Co-generation, Luneng Sea Transportation, Qingdao Port and Jilin Biological Power were acquired during 2010. We have also excluded these entities from our audit of internal control over financial reporting. Zhanhua Co-generation, Luneng Sea Transportation, Qingdao Port and Jilin Biological Power are subsidiaries of the Company, whose total assets in aggregate represent 1.24% and total revenues in aggregate represent 0.07%, of the Company’s related consolidated financial statement amounts as of and for the year ended December 31, 2010.

PricewaterhouseCoopers
Hong Kong
March 29, 2011

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB or US$, except per share data)

		For the year ended December 31,
	Note	2010		2009	2008
		RMB	US$	RMB	RMB
Operating revenue	5	104,318,120	15,751,600	76,862,896	67,835,114

Tax and levies on operations		(147,641)	(22,293)	(151,912)	(106,385)

Operating expenses
Fuel		(67,891,547)	(10,251,340)	(44,861,375)	(49,810,275)
Maintenance		(2,302,018)	(347,595)	(2,035,297)	(1,702,274)
Depreciation		(10,447,021)	(1,577,456)	(8,572,103)	(7,718,773)
Labor		(4,067,420)	(614,163)	(3,595,340)	(3,164,613)
Service fees on transmission and transformer facilities of HIPDC	34	(140,771)	(21,256)	(140,771)	-
Purchase of electricity		(5,557,219)	(839,117)	(3,639,440)	(2,726,028)
Others	6	(5,135,492)	(775,438)	(4,692,955)	(3,842,992)
Total operating expense		(95,541,488)	(14,426,365)	(67,537,281)	(68,964,955)
Profit / (Loss) from operations		8,628,991	1,302,942	9,173,703	(1,236,226)

Interest income		89,026	13,443	60,397	83,522
Financial expenses, net
Interest expense		(5,282,549)	(797,643)	(4,260,400)	(4,064,779)
Exchange gain and bank charges, net		87,964	13,282	(48,925)	356,836
Total financial expense, net		(5,194,585)	(784,361)	(4,309,325)	(3,707,943)
Share of profits of associates	8	568,794	85,886	756,164	72,688
Gain / (Loss) on fair value changes		11,851	1,789	(33,638)	(54,658)
Other investment income		60,013	9,061	56,675	51,061
Profit / (Loss) before income tax expense	6	4,164,090	628,760	5,703,976	(4,791,556)

Income tax (expense) / benefit	31	(842,675)	(127,240)	(593,787)	239,723

Net profit / (loss)		3,321,415	501,520	5,110,189	(4,551,833)

Other comprehensive income / (loss), net of tax
Available-for-sale financial asset fair value changes		(258,204)	(38,988)	773,967	(1,563,388)
Proportionate share of other comprehensive (loss) / income of investees measured using the equity method of accounting		(35,156)	(5,308)	8,795	3,096
Hedging instruments for cash flow hedges		(112,377)	(16,968)	604,645	(476,601)
Currency translation differences		457,670	69,105	173,548	(536,638)
Other comprehensive income / (loss), net of tax		51,933	7,841	1,560,955	(2,573,531)
Total comprehensive income / (loss)		3,373,348	509,361	6,671,144	(7,125,364)

Net profit / (loss) attributable to:
-Equity holders of the Company		3,347,985	505,532	4,929,544	(3,937,688)
-Non-controlling interests		(26,570)	(4,012)	180,645	(614,145)
		3,321,415	501,520	5,110,189	(4,551,833)

Total comprehensive income / (loss) attributable to:
-Equity holders of the Company		3,397,720	513,042	6,489,317	(6,509,014)
-Non-controlling interests		(24,372)	(3,681)	181,827	(616,350)
		3,373,348	509,361	6,671,144	(7,125,364)
Earnings / (Loss) per share for profit / (loss) attributable to the equity holders of the Company (expressed in RMB or US $ per share)
- Basic and diluted	32	0.28	0.04	0.41	(0.33)
Dividends paid	21	2,528,050	381,725	1,241,633	3,570,334
Proposed dividend	21	2,811,077	424,461	2,531,631	1,205,538
Proposed dividend per share (expressed in RMB or US $ per share)	21	0.20	0.03	0.21	0.10
The accompanying notes are an integral part of these financial statements.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2010 AND 2009
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB or US$)
		As of December 31,
	Note	2010		2009
		RMB	US$	RMB

ASSETS

Non-current assets
Property, plant and equipment	7	155,224,597	23,438,265	140,777,336
Investments in associates / a jointly controlled entity	8	11,973,216	1,807,906	9,568,576
Available-for-sale financial assets	10	2,223,814	335,787	2,555,972
Land use rights	11	4,058,496	612,816	3,843,719
Power generation licence	12	4,105,518	619,916	3,898,121
Deferred income tax assets	29	672,475	101,541	374,733
Derivative financial assets	13	91,478	13,813	44,863
Goodwill	14	12,640,904	1,908,723	11,610,998
Other non-current assets	15	5,391,566	814,103	1,023,096

Total non-current assets		196,382,064	29,652,870	173,697,414

Current assets
Inventories	16	5,190,435	783,734	4,083,986
Other receivables and assets	17	5,776,038	872,158	4,468,940
Accounts receivable	18	10,909,136	1,647,234	10,042,903
Derivative financial assets	13	132,632	20,027	141,886
Bank balances and cash	33	9,547,908	1,441,694	5,452,050

Total current assets		31,556,149	4,764,847	24,189,765

Total assets		227,938,213	34,417,717	197,887,179

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (CONT’D)
AS OF DECEMBER 31, 2010 AND 2009
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB or US$)

		As of December 31,
	Note	2010		2009
		RMB	US$	RMB

EQUITY AND LIABILITIES

Capital and reserves attributable to equity holders of the Company
Share capital	19	14,055,383	2,122,304	12,055,383
Capital surplus		18,430,746	2,782,966	10,041,203
Surplus reserves	20	6,958,630	1,050,724	6,096,100
Currency translation differences		93,405	14,103	(362,067)
Retained earnings
Proposed dividend	21	2,811,077	424,461	2,531,631
Others		11,439,892	1,727,376	11,761,933
		53,789,133	8,121,934	42,124,183

Non-controlling interests		8,636,339	1,304,051	8,523,937

Total equity		62,425,472	9,425,985	50,648,120

Non-current liabilities
Long-term loans	22	65,184,903	9,842,648	71,266,755
Long-term bonds	23	13,831,150	2,088,446	13,800,115
Deferred income tax liabilities	29	1,966,387	296,916	1,839,362
Derivative financial liabilities	13	95,863	14,475	850
Other non-current liabilities	24	797,558	120,428	750,369

Total non-current liabilities		81,875,861	12,362,913	87,657,451

Current liabilities
Accounts payable and other liabilities	25	19,555,321	2,952,772	14,524,620
Taxes payables	26	744,223	112,375	650,800
Dividends payable		79,681	12,031	20,734
Salary and welfare payables		271,062	40,929	290,527
Derivative financial liabilities	13	86,612	13,078	13,403
Short-term bonds	27	5,070,247	765,586	10,101,460
Short-term loans	28	44,047,184	6,650,941	24,729,816
Current portion of long-term loans	22	13,782,550	2,081,107	9,250,248

Total current liabilities		83,636,880	12,628,819	59,581,608

Total liabilities		165,512,741	24,991,732	147,239,059

Total equity and liabilities		227,938,213	34,417,717	197,887,179

These consolidated financial statements were approved for issue by the Board of Directors on March 29, 2011 and were signed on its behalf.

The accompanying notes are an integral part of these financial statements.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB)

	Attributable to equity holders of the Company										Non-controlling interests	Total equity
	Share capital	Capital surplus					Surplus reserves	Currency translation differences	Retained earnings	Total
		Share premium	Hedging reserve	Available-for-sale financial asset revaluation reserve	Other capital reserve	Subtotal
Balance as of January 1, 2008	12,055,383	8,506,769	-	1,674,449	482,204	10,663,422	6,096,100	-	18,113,675	46,928,580	5,151,062	52,079,642
Loss for the year ended December 31, 2008	-	-	-	-	-	-	-	-	(3,937,688)	(3,937,688)	(614,145)	(4,551,833)
Other comprehensive income:
Fair value changes from available-for-sale financial asset - gross	-	-	-	(2,084,517)	-	(2,084,517)	-	-	-	(2,084,517)	-	(2,084,517)
Fair value changes from available-for-sale financial asset - tax	-	-	-	521,129	-	521,129	-	-	-	521,129	-	521,129
Proportionate share of other comprehensive income of investee measured using the equity method of accounting - gross	-	-	-	4,128	-	4,128	-	-	-	4,128	-	4,128
Proportionate share of other comprehensive income of investee measured using the equity method of accounting - tax	-	-	-	(1,032)	-	(1,032)	-	-	-	(1,032)	-	(1,032)
Changes in fair value of effective portion of cash flow hedges- gross	-	-	(1,059,646)	-	-	(1,059,646)	-	-	-	(1,059,646)	-	(1,059,646)
Changes in fair value of effective portion of cash flow hedges- tax	-	-	190,736	-	-	190,736	-	-	-	190,736	-	190,736
Cash flow hedges recorded in shareholders’ equity reclassified to inventory-gross	-	-	638,469	-	-	638,469	-	-	-	638,469	-	638,469
Cash flow hedges recorded in shareholders’ equity reclassified to inventory-tax	-	-	(114,924)	-	-	(114,924)	-	-	-	(114,924)	-	(114,924)
Cash flow hedges recorded in shareholders’ equity reclassified to exchange gain and bank charges, net-gross	-	-	(160,043)	-	-	(160,043)	-	-	-	(160,043)	-	(160,043)
Cash flow hedges recorded in shareholders’ equity reclassified to exchange gain and bank charges, net-tax	-	-	28,807	-	-	28,807	-	-	-	28,807	-	28,807
Currency translation differences	-	-	-	-	-	-	-	(534,433)	-	(534,433)	(2,205)	(536,638)
Total comprehensive loss for the year ended December 31, 2008	-	-	(476,601)	(1,560,292)	-	(2,036,893)	-	(534,433)	(3,937,688)	(6,509,014)	(616,350)	(7,125,364)
Acquisitions of subsidiaries	-	-	-	-	-	-	-	-	-	-	35,047	35,047
Dividends relating to 2007	-	-	-	-	-	-	-	-	(3,606,334)	(3,606,334)	(310,246)	(3,916,580)
Net capital injection from non-controlling shareholders of subsidiaries	-	-	-	-	-	-	-	-	-	-	1,522,730	1,522,730
Acquisition of non-controlling interest of subsidiaries	-	-	-	-	-	-	-	-	-	-	(55,867)	(55,867)
Others	-	-	-	-	16,088	16,088	-	-	-	16,088	4,257	20,345
Balance as of December 31, 2008	12,055,383	8,506,769	(476,601)	114,157	498,292	8,642,617	6,096,100	(534,433)	10,569,653	36,829,320	5,730,633	42,559,953

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB)
	Attributable to equity holders of the Company										Non-controlling interests	Total equity
	Share capital	Capital surplus					Surplus reserves	Currency translation differences	Retained earnings	Total
		Share premium	Hedging reserve	Available-for-sale financial asset revaluation reserve	Other capital reserve	Subtotal
Balance as of January 1, 2009	12,055,383	8,506,769	(476,601)	114,157	498,292	8,642,617	6,096,100	(534,433)	10,569,653	36,829,320	5,730,633	42,559,953
Profit for the year ended December 31, 2009	-	-	-	-	-	-	-	-	4,929,544	4,929,544	180,645	5,110,189
Other comprehensive income:
Fair value changes from available-for-sale financial asset - gross	-	-	-	1,031,956	-	1,031,956	-	-	-	1,031,956	-	1,031,956
Fair value changes from available-for-sale financial asset - tax	-	-	-	(257,989)	-	(257,989)	-	-	-	(257,989)	-	(257,989)
Proportionate share of other comprehensive income of investee measured using the equity method of accounting - gross	-	-	-	11,727	-	11,727	-	-	-	11,727	-	11,727
Proportionate share of other comprehensive income of investee measured using the equity method of accounting - tax	-	-	-	(2,932)	-	(2,932)	-	-	-	(2,932)	-	(2,932)
Changes in fair value of effective portion of cash flow hedges- gross	-	-	859,498	-	-	859,498	-	-	-	859,498	-	859,498
Changes in fair value of effective portion of cash flow hedges- tax	-	-	(148,014)	-	-	(148,014)	-	-	-	(148,014)	-	(148,014)
Cash flow hedges recorded in shareholders’ equity reclassified to inventory - gross	-	-	(128,241)	-	-	(128,241)	-	-	-	(128,241)	-	(128,241)
Cash flow hedges recorded in shareholders’ equity reclassified to inventory - tax	-	-	16,277	-	-	16,277	-	-	-	16,277	-	16,277
Cash flow hedges recorded in shareholders’ equity reclassified to exchange gain and bank charges, net - gross	-	-	(8,025)	-	-	(8,025)	-	-	-	(8,025)	-	(8,025)
Cash flow hedges recorded in shareholders’ equity reclassified to exchange gain and bank charges, net - tax	-	-	1,259	-	-	1,259	-	-	-	1,259	-	1,259
Cash flow hedges recorded in shareholders’ equity reclassified to interest expense - gross	-	-	15,854	-	-	15,854	-	-	-	15,854	-	15,854
Cash flow hedges recorded in shareholders’ equity reclassified to interest expense - tax	-	-	(3,963)	-	-	(3,963)	-	-	-	(3,963)	-	(3,963)
Currency translation differences	-	-	-	-	-	-	-	172,366	-	172,366	1,182	173,548
Total comprehensive income for the year ended December 31, 2009	-	-	604,645	782,762	-	1,387,407	-	172,366	4,929,544	6,489,317	181,827	6,671,144
Acquisitions of subsidiaries	-	-	-	-	-	-	-	-	-	-	2,421,569	2,421,569
Dividends relating to 2008 (Note 21)	-	-	-	-	-	-	-	-	(1,205,633)	(1,205,633)	(70,625)	(1,276,258)
Net capital injection from non-controlling interests of subsidiaries	-	-	-	-	-	-	-	-	-	-	260,533	260,533
Others	-	-	-	-	11,179	11,179	-	-	-	11,179	-	11,179
Balance as of December 31, 2009	12,055,383	8,506,769	128,044	896,919	509,471	10,041,203	6,096,100	(362,067)	14,293,564	42,124,183	8,523,937	50,648,120

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB)
	Attributable to equity holders of the Company										Non-controlling interests	Total equity
	Share capital	Capital surplus					Surplus reserves	Currency translation differences	Retained earnings	Total
		Share premium	Hedging reserve	Available-for-sale financial asset revaluation reserve	Other capital reserve	Subtotal
Balance as of January 1, 2010	12,055,383	8,506,769	128,044	896,919	509,471	10,041,203	6,096,100	(362,067)	14,293,564	42,124,183	8,523,937	50,648,120
Profit for the year ended December 31, 2010	-	-	-	-	-	-	-	-	3,347,985	3,347,985	(26,570)	3,321,415
Other comprehensive income:
Fair value changes from available-for-sale financial asset - gross	-	-	-	(344,271)	-	(344,271)	-	-	-	(344,271)	-	(344,271)
Fair value changes from available-for-sale financial asset - tax	-	-	-	86,067	-	86,067	-	-	-	86,067	-	86,067
Proportionate shares of other comprehensive income of investees measured using the equity method of accounting - gross	-	-	-	(37,843)	(3,272)	(41,115)	-	-	-	(41,115)	-	(41,115)
Proportionate shares of other comprehensive income of investees measured using the equity method of accounting - tax	-	-	-	5,959	-	5,959	-	-	-	5,959	-	5,959
Changes in fair value of effective portion of cash flow hedges- gross	-	-	(199,370)	-	-	(199,370)	-	-	-	(199,370)	-	(199,370)
Changes in fair value of effective portion of cash flow hedges- tax	-	-	49,786	-	-	49,786	-	-	-	49,786	-	49,786
Cash flow hedges recorded in shareholders’ equity reclassified to inventories – gross	-	-	(70,050)	-	-	(70,050)	-	-	-	(70,050)	-	(70,050)
Cash flow hedges recorded in shareholders’ equity reclassified to inventories - tax	-	-	11,909	-	-	11,909	-	-	-	11,909	-	11,909
Cash flow hedges recorded in shareholders’ equity reclassified to exchange gain and bank charges, net - gross	-	-	79,339	-	-	79,339	-	-	-	79,339	-	79,339
Cash flow hedges recorded in shareholders’ equity reclassified to exchange gain and bank charges, net - tax	-	-	(13,488)	-	-	(13,488)	-	-	-	(13,488)	-	(13,488)
Cash flow hedges recorded in shareholders’ equity reclassified to interest expense - gross	-	-	42,952	-	-	42,952	-	-	-	42,952	-	42,952
Cash flow hedges recorded in shareholders’ equity reclassified to interest expense - tax	-	-	(13,455)	-	-	(13,455)	-	-	-	(13,455)	-	(13,455)
Currency translation differences	-	-	-	-	-	-	-	455,472	-	455,472	2,198	457,670
Total comprehensive (loss)/income for the year ended December 31, 2010	-	-	(112,377)	(290,088)	(3,272)	(405,737)	-	455,472	3,347,985	3,397,720	(24,372)	3,373,348
Issuance of ordinary shares (Note 19)	2,000,000	8,274,155	-	-	-	8,274,155	-	-	-	10,274,155	-	10,274,155
Capital injection	-	-	-	-	529,375	529,375	-	-	-	529,375	-	529,375
Transfer to surplus reserves (Note 20)	-	-	-	-	-	-	862,530	-	(862,530)	-	-	-
Dividends relating to 2009 (Note 21)	-	-	-	-	-	-	-	-	(2,528,050)	(2,528,050)	(249,043)	(2,777,093)
Net capital injection from non-controlling interests of subsidiaries	-	-	-	-	-	-	-	-	-	-	283,521	283,521
Acquisitions of subsidiaries (Note 39)	-	-	-	-	-	-	-	-	-	-	107,287	107,287
Others	-	-	-	-	(8,250)	(8,250)	-	-	-	(8,250)	(4,991)	(13,241)
Balance as of December 31, 2010	14,055,383	16,780,924	15,667	606,831	1,027,324	18,430,746	6,958,630	93,405	14,250,969	53,789,133	8,636,339	62,425,472

The accompanying notes are an integral part of these financial statements.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB or US$)

		For the year ended December 31,
	Note	2010		2009	2008
		RMB	US$	RMB	RMB

CASH FLOWS FROM OPERATING ACTIVITIES
Profit / (Loss) before income tax expense		4,164,090	628,760	5,703,976	(4,791,556)
Adjustments to reconcile profit / (loss) before income tax expense to net cash provided by operating activities:
Depreciation		10,447,021	1,577,456	8,572,103	7,752,706
Provision for impairment loss on property, plant and equipment		8,477	1,280	629,674	-
Provision for impairment loss on intangible assets		23,706	3,580	-	-
Provision for impairment on goodwill		5,276	797	-	130,224
Amortization of land use rights		112,706	17,018	91,633	74,800
Amortization of other non-current assets		64,964	9,809	53,235	44,478
Amortization of housing loss		17,234	2,602	32,744	36,751
Provision for doubtful accounts		2,750	415	677	10,951
(Reversal of) / Provision for inventory obsolescence		(155)	(23)	29,889	3,901
(Gain)/Loss on fair value changes		(11,851)	(1,789)	33,638	54,658
Other investment income		(63,578)	(9,600)	(37,063)	(51,061)
Net (gain) / loss on disposals or write-off of property, plant and equipment		(33,129)	(5,002)	53,033	54,056
Unrealized exchange gain, net		(199,456)	(30,117)	(151,560)	(410,827)
Share of profits of associates		(568,794)	(85,886)	(756,164)	(72,688)
Interest income		(89,026)	(13,443)	(60,397)	(83,522)
Interest expense		5,282,549	797,643	4,260,400	4,064,779
Changes in working capital:
Inventories		(1,031,869)	(155,808)	1,328,674	(2,159,007)
Other receivables and assets		(797,412)	(120,406)	(374,736)	104,165
Accounts receivable		(650,910)	(98,285)	(2,361,918)	566,249
Restricted cash		103,597	15,643	(21,053)	21,247
Accounts payable and other liabilities		955,293	144,245	542,386	566,371
Taxes payable		1,495,179	225,766	(2,196,174)	(370,796)
Salary and welfare payables		(40,817)	(6,163)	(4,801)	(22,345)
Others		(72,593)	(10,960)	43,975	4,267
Interest received		54,738	8,265	59,919	72,940
Income tax expense paid		(1,111,266)	(167,797)	(491,100)	(414,848)

Net cash provided by operating activities		18,066,724	2,728,000	14,980,990	5,185,893

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB or US$)

		For the year ended December 31,
	Note	2010		2009	2008
		RMB	US$	RMB	RMB

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment		(20,704,224)	(3,126,251)	(22,426,098)	(27,893,520)
Proceeds from disposals of property, plant and equipment		105,816	15,978	39,272	25,336
Prepayments of land use rights		(2,879)	(435)	(167,435)	(76,050)
Increase in other non-current assets		(24,614)	(3,717)	(27,138)	(16,004)
Cash dividend received		315,205	47,595	540,182	381,854
Capital injections in associates		(533,630)	(80,576)	(548,500)	(281,754)
Cash paid for acquiring available-for-sale financial assets		(12,113)	(1,829)	-	(146,375)
Cash consideration paid for acquisitions		(850,763)	(128,462)	(2,355,762)	(21,772,563)
Cash consideration prepaid for acquisitions		(4,178,214)	(630,893)	-	-
Cash from acquisitions of subsidiaries		90,524	13,669	419,885	1,624,108
Cash paid for acquiring associates		(174,000)	(26,273)	-	-
Cash paid for acquiring a jointly controlled entity		(1,058,000)	(159,754)	-	-
Cash received on repayment of a loan receivable		-	-	-	254,255
Others		46,354	6,999	(354,667)	(56,352)

Net cash used in investing activities		(26,980,538)	(4,073,949)	(24,880,261)	(47,957,065)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of short-term bonds		9,959,850	1,503,896	9,960,000	4,980,000
Repayments of short-term bonds		(15,000,000)	(2,264,937)	(5,000,000)	(5,000,000)
Drawdown of short-term loans		63,190,307	9,541,472	40,892,075	57,696,660
Repayments of short-term loans		(44,611,278)	(6,736,116)	(29,251,246)	(39,483,770)
Drawdown of long-term loans		9,215,500	1,391,502	32,505,000	36,656,286
Repayments of long-term loans		(11,682,182)	(1,763,961)	(37,317,607)	(10,254,438)
Proceed received from issuance of shares		10,280,169	1,552,263	-	-
Issuance of long-term bonds		-	-	3,939,850	3,933,302
Interest paid		(5,997,296)	(905,567)	(5,378,244)	(4,731,749)
Net capital injection from non-controlling interests of the subsidiaries		283,521	42,810	260,533	1,162,562
Government grants		50,410	7,612	420,766	236,013
Dividends paid to shareholders of the Company		(2,528,050)	(381,725)	(1,241,633)	(3,570,334)
Dividends paid to non-controlling interests shareholders of the subsidiaries		(249,043)	(37,604)	(253,971)	(301,662)
Others		151,415	22,862	(31,637)	(67,579)

Net cash provided by financing activities		13,063,323	1,972,507	9,503,886	41,255,291
Exchange gain / (loss)		49,946	31,295	55,742	(229,759)
NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS		4,199,455	657,853	(339,643)	(1,745,640)
Cash and cash equivalents, beginning of the year		5,226,982	765,500	5,566,625	7,312,265
CASH AND CASH EQUIVALENTS, END OF THE YEAR	33	9,426,437	1,423,353	5,226,982	5,566,625

The accompanying notes are an integral part of these financial statements.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

1.	COMPANY ORGANIZATION AND PRINCIPAL ACTIVITIES

Huaneng Power International, Inc. (the “Company”) was incorporated in the People’s Republic of China (the “PRC”) as a Sino-foreign joint stock limited company on 30 June 1994.  The registered address of the Company is West Wing, Building C, Tianyin Mansion, 2C Fuxingmennan Street, Xicheng District, Beijing, the PRC. The Company and most of its subsidiaries are principally engaged in the generation and sale of electric power to the respective regional or provincial grid companies in the PRC. SinoSing Power Pte. Ltd. (“SinoSing Power”) and its subsidiaries, subsidiaries of the Company, are principally engaged in the power generation and sale in the Republic of Singapore (“Singapore”).

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

The consolidated financial statements are expressed in Renminbi (“RMB”), the national currency of the PRC.  Solely for the convenience of the reader, the December 31, 2010 financial statements have been translated into United States Dollars (US$) at the rate of US$1.00=RMB 6.6227 announced by the People’s Bank of China on December 31, 2010.  No representation is made that RMB amounts could have been, or could be, converted into US$ at the rate on December 31, 2010, or at any other certain rate.

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
As of and for the year ended December 31, 2010, a portion of the Company and its subsidiaries’ funding requirements for capital expenditures were partially satisfied by short-term financing. Consequently, as of December 31, 2010, the Company and its subsidiaries have a negative working capital balance of approximately RMB 52.08 billion. Taking into consideration of the expected operating cash flows of the Company and its subsidiaries and the undrawn available banking facilities, the Company and its subsidiaries will refinance and / or restructure certain short-term borrowings into long-term borrowings and also consider alternative sources of financing, where applicable. Therefore, the directors of the Company are of the opinion that the Company and its subsidiaries will be able to meet its liabilities as and when they fall due within the next twelve months and have prepared these financial statements on a going concern basis.

The following new standards and amendments to standards are adopted for the first time to the financial year beginning January 1, 2010.

•
International Accounting Standard (“IAS”) 17 (Amendment), ‘Leases’. The amendment deleted the specific guidance regarding classification of leases of land, so as to eliminate inconsistency with the general guidance on lease classification. This amendment is applied on a retrospective basis. As a result, leases of land should be classified as either finance or operating using the general principles of IAS 17. The Company and its subsidiaries have land use rights in both the PRC and Singapore. Based on assessments, land use rights located in the PRC are classified as operating leases while land use rights located in Singapore are classified as finance leases. All of the land use rights are amortized over time using straight-line method. Please refer to Note 11 for details of revised disclosures.

•
IAS 24 (Revised), ‘Related party disclosures’. This revised standard introduces a partial exemption from the disclosure requirements of IAS 24 for transactions with government-related enterprises. Those disclosures are replaced with requirements to disclose the name of related government and the nature of its relationship with the Company and its subsidiaries, the natures and amounts of any individually-significant transactions, and qualitative or quantitative disclosures for collectively-significant transactions. The Company and its subsidiaries have elected to early adopt the partial exemption described above from January 1, 2010. Please refer to Note 34 for related revised disclosures.

•
IAS 27 (Revised), ‘Consolidated and separate financial statements’. The revised standard requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is re-measured to fair value and a gain or loss is recognized in profit or loss. The Company and its subsidiaries apply this standard prospectively to transactions with non-controlling interests from January 1, 2010 onwards. IAS 27 (revised) has no material impact in the current year.

•
IAS 38 (Amendment), ‘Intangible Assets’. The amendment clarifies guidance in measuring the fair value of an intangible asset acquired in a business combination when it is not traded in an active market. It also permits the grouping of intangible assets as a single asset if each asset has similar economic useful lives. The Company and its subsidiaries apply this amendment prospectively to all business combinations from January 1, 2010 onwards. The amendment did not result in a material impact on the Company and its subsidiaries’ financial statements.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	PRINCIPAL ACCOUNTING POLICIES (CONT’D)

(a)	Basis of preparation (cont’d)

The following new standards and amendments to standards are adopted for the first time to the financial year beginning January 1, 2010 (cont’d).

•
IFRS 3 (Revised), ‘Business combinations’. The revised standard continues to apply the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the consolidated statement of comprehensive income. It clarifies the reassessment requirements on acquisition date should there be any hedging arrangements existed in the acquirees. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interests in the acquiree either at fair value or at the non-controlling interests’ proportionate shares of the acquiree’s net assets.  All acquisition-related costs should be expensed. Contingent liabilities assumed in a business combination are recognized at the acquisition date even if it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation. After the date of business combination, contingent liabilities are re-measured at the higher of the original amount and the amount under the relevant standard, IAS 37. The Company and its subsidiaries apply this standard prospectively to all business combinations from January 1, 2010 onwards. The Company applied the revised standard for acquisitions effected in 2010. The Company and its subsidiaries have chosen to recognise the non-controlling interest at the non-controlling interest’s proportionate share of the acquiree’s net assets for the acquisitions effected this year. Acquisition-related costs of RMB 6.60 million have been recognised in the profit or loss, which previously would have been included in the consideration of the business combination, which has no material impact on earnings per share. See Note 39 for further details of the business combinations that took place in 2010.

•
IFRS 5 (Amendment), ‘Non-current assets held for sale and discontinued operations’. The amendment provides clarification that IFRS 5 specifies the disclosures required in respect of non-current assets (or disposal groups) classified as held for sale or discontinued operations. It clarifies that all assets and liabilities of a subsidiary are classified as held for sale if a partial disposal sale plan results in loss of control, and relevant disclosure should be made for this subsidiary if the definition of a discontinued operation is met. The amendment also clarifies that the general requirement of IAS 1 still apply, particularly paragraph 15 (to achieve a fair presentation) and paragraph 125 (sources of estimation uncertainty) of IAS 1. The Company and its subsidiaries apply IFRS 5 (amendment) from January 1, 2010 onwards. The amendment did not result in a material impact on the Company and its subsidiaries’ financial statements.

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

(i)   Subsidiaries

Subsidiaries are investees over which the Company and its subsidiaries have the power to exercise control, i.e. the power to govern the financial and operating policies and obtains benefits from the operating activities of the investees. When determining whether the Company and its subsidiaries exercise control over an investee, the impact from potential voting rights of the investee, such as currently convertible bonds and exercisable warrants, etc., is taken into account.

Subsidiaries are consolidated from the date when control is transferred to the Company and its subsidiaries. They are de-consolidated from the date when control ceases. All the significant intra-group balances, transactions and unrealized profit or loss are eliminated in the preparation of the consolidated financial statements. The portion of the shareholders’ equity of the subsidiaries, which is not attributable to the parent company, is separately presented as non-controlling interests in the shareholders’ equity in the consolidated financial statements.

When there is any inconsistency on the accounting policies or financial period adopted between subsidiaries and the Company, the financial statements of subsidiaries are adjusted according to the accounting policies or financial period adopted by the Company.

The purchase method of accounting is used to account for the acquisitions of subsidiaries by the Company and its subsidiaries (including acquisitions from common control shareholders). The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the Company and its subsidiaries. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the Company and its subsidaries recognise any non-controlling interests in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets. The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill (Note 2(g)). If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognised directly in the statement of comprehensive income.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	PRINCIPAL ACCOUNTING POLICIES (CONT’D)

(b)	Consolidation (cont’d)

(ii)   Transactions with non-controlling interests

The Company and its subsidiaries treat transactions with non-controlling interests as transactions with equity owners of the Company and its subsidiaries. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

(iii)   Associates and jointly controlled entities

Associates are investees over which the Company and its subsidiaries have significant influence on the financial and operating decisions. Jointly controlled entities are investees over which the Company and its subsidiaries have contractual arrangements to jointly share control with one or more parties and, none of the participating parties has unilateral control over the investees.

Investments in associates/jointly controlled entities are initially recognized at cost and are subsequently measured using the equity method of accounting. The excess of the initial investment cost over the proportionate share of the fair value of identifiable net assets of investee acquired is included in the initial investment cost (Note 2(g)). Any shortfall of the initial investment cost to the proportionate share of the fair value of identifiable net assets of investee acquired is recognized in current period profit or loss and long-term investment cost is adjusted accordingly.

When applying equity method, the Company and its subsidiaries adjust net profit or loss of the investees, including the fair value adjustments on the net identifiable assets of the associates/jointly controlled entities and the adjustments to align with the accounting policies of the Company and different financial periods. Current period investment income is then recognized based on the proportionate share of the Company and its subsidiaries in the investees’ net profit or loss. Net losses of investees are recognized to the extent of book value of long-term equity investments and any other constituting long-term equity investments in investees in substance. The Company and its subsidiaries will continue to recognize investment losses and provision if they bear additional obligations which meet the recognition criteria under the provision standard.

The Company and its subsidiaries adjust the carrying amount of the investment and directly recognize into related other comprehensive income and equity items based on their proportionate share on other shareholders’ other comprehensive income and equity movements of the investees other than net profit or loss, given there is no change in shareholding ratio. When the investees appropriate profit or declare dividends, the book value of long-term equity investments are reduced correspondingly by the proportionate share of the distribution. Profit or loss from transactions between the Company and its subsidiaries and the associates/jointly controlled entities is eliminated to the extent of interest of the Company and its subsidiaries in the associates/jointly controlled entities. Loss from transactions between the Company and its subsidiaries and the associates/jointly controlled entities is fully recognized and not eliminated when there is evidence for asset impairment.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	PRINCIPAL ACCOUNTING POLICIES (CONT’D)

(b)	Consolidation (cont’d)

(iii)   Associates and jointly controlled entities (cont’d)

Gains and losses arising from dilution of investments in associates/jointly controlled entities are recognized in the consolidated statement of comprehensive income.

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

(ii)  Transactions and balances

Foreign currency transactions are translated into the functional currency using the spot exchange rate on the transaction dates. On balance sheet date, foreign currency monetary items are translated into functional currency at the spot exchange rate on balance sheet date. Exchange differences are directly expensed in current period profit or loss unless they arises from foreign currency loans borrowed for purchasing or construction of qualifying assets which is eligible for capitalization and qualifying Hedging instruments for cash flow hedges which are deferred in equity.

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

(iii)  Group companies

The operating results and financial position of the foreign subsidiaries are translated into presentation currency as follows:

Asset and liability items in each balance sheet of foreign operations are translated at the closing rates at the balance sheet date; equity items excluding retained earnings are translated at the spot exchange rates at the date of the transactions. Income and expense items in the statement of comprehensive income of the foreign operations are translated at average exchange rates approximating the rate on transaction dates. All resulting translation differences above are recognized in other comprehensive income.

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

Depreciation of property, plant and equipment is provided based on book value less estimated residual value over estimated useful life using straight-line method. For those impaired property, plant and equipment, depreciation is provided based on book value after deducting impairment provision over estimated useful life. The estimated useful lives are as follows:

Estimated useful lives
Port facilities	20 – 40 years
Buildings	8 – 45 years
Electric utility plant in service	5 – 35 years
Transportation facilities	6 – 20 years
Others	3 – 18 years

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

Goodwill represents the excess of the acquisition cost over the share of the Company and its subsidiaries on the fair value of the net identifiable assets of the acquired subsidiaries / associates/jointly controlled entities at the date of acquisition. Goodwill arising from acquisitions of associates/jointly controlled entities is included in ‘investments in associates/jointly controlled entities’ and is tested for impairment as part of the overall balance. Separately recognized goodwill is tested annually for impairment and carried at cost less any accumulated impairment loss. Impairment loss on goodwill is not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	PRINCIPAL ACCOUNTING POLICIES (CONT’D)

(g)	Goodwill (cont’d)

When performing impairment test, the carrying amount of goodwill is allocated to cash-generating units (“CGUs”) according to synergy effect arising from the business combination (Note 14). The Company and its subsidiaries allocate goodwill to those CGUs based on operating segments.

(h)	Impairment of non-financial assets

Separately presented goodwill and intangible assets with indefinite useful lives are tested for impairment at least annually regardless of whether there are indications of impairment. Property, plant and equipment, intangible assets with definite useful lives, land use rights under finance leases and long-term equity investments not accounted for as financial assets are tested for impairment when there is any impairment indication on balance sheet date. If impairment test result shows that the recoverable amount of asset is less than its book value, that difference is recognized as impairment provision. Recoverable amount is the higher of fair value less cost to sell of the asset and present value of its expected future cash flows. Asset impairment is calculated and recognized on individual asset basis. If it is difficult to estimate recoverable amount for the individual assets, the recoverable amount is determined based on the recoverable amount of the CGU to which asset belongs. CGU is the smallest group of assets that independently generates cash flows.

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

(ii)   Loans and receivables

Loans and receivables refer to the non-derivative financial assets for which there is no quotation in the active market with fixed or determinable amount. They are included in current assets, except for maturities greater than 12 months after the balance sheet date which are classified as non-current assets. Loans and receivables are primarily included in as ‘accounts receivable’, ‘other receivables and assets’, ‘loans to subsidiaries’, ‘other non-current assets’ and ‘bank balances and cash’ in the balance sheets.

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

(iv) Recognition and measurement

Regular purchases and sales of financial assets are recognized at fair value initially on trade-date – the date on which the Company and its subsidiaries commit to purchase or sell the asset.  Transaction costs relating to financial assets at fair value through profit or loss are directly expensed in the profit or loss as incurred. Transaction costs for other financial assets are included in the carrying amount of asset at initial recognition. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or all risks and rewards related to the ownership of the financial assets have been transferred to the transferee.

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

Changes in the fair value of financial assets at fair value through profit or loss are recorded in ‘gain/(loss) on fair value changes’.

Except for impairment loss and translation differences on monetary financial assets, changes in the fair value of available-for-sale financial assets are recognized in other comprehensive income. When these financial assets are derecognized, the accumulated fair value adjustments recognized in equity are included in the statement of comprehensive income as ‘other investment income’. Dividends on available-for-sale financial assets are recorded in ‘other investment income’ when the right of the Company and its subsidiaries to receive payments is established.

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

When there is significant or prolonged decline in fair value of the available-for-sale financial asset, changes in the fair value that originally recorded in equity is recorded as impairment loss. Impairment loss on available-for-sale equity instrument is not reversed through profit or loss.

When financial assets carried at amortized cost are impaired, the carrying amount of the financial assets is reduced to present value of estimated future cash flows (excluding future credit losses that have not been incurred). The impaired amount is recognized as assets impairment loss in the current period. If there is objective evidence that the value of the financial assets is recovered as a result of objective changes in circumstances occurring after the impairment loss was originally recognized, the originally recognized impairment loss is reversed through profit or loss. For the impairment test of receivables, please refer to Note 2(j).

(vi)	Derivative financial instruments and hedging activities

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. Gain or loss arising from subsequent change in the fair value of derivative financial instruments is recognized in profit or loss except for those effective portion of gain or loss on the derivative financial instruments designated as Hedging instruments for cash flow hedges which is recognized directly in other comprehensive income. Hedging instruments for cash flow hedges  represents a hedge against the exposure to variability in cash flows, which such cash flow is originated from a particular risk associated with highly probable forecast transactions and variable rate borrowings and could affect the statement of comprehensive income.

The hedged items of Hedging instruments for cash flow hedge are the designated items with respect to the risks associated with future cash flow change of the Company and its subsidiaries. Hedging instruments are designated derivative for Hedging instruments for cash flow hedge  whose cash flows are expected to offset changes in the cash flows of a hedged item.

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

The Company and its subsidiaries document their assessments, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items. The Company and its subsidiaries apply ratio analysis method to evaluate the ongoing effectiveness of the Hedging instruments for cash flow hedge.

The effective portion of changes in the fair value of derivatives that are designated and qualify as Hedging instruments for cash flow hedges are recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the statement of comprehensive income within ‘gain/ (loss) on fair value changes’.

Amounts accumulated in equity are reclassified to the profit or loss in the periods when the hedged item affects profit or loss. The gain or loss relating to the effective portion of interest rate swaps hedging variable rate borrowings is recognized in the statement of comprehensive income within ‘interest expense’. The gain or loss relating to the effective portion of exchange forward hedging foreign currency denominated payables is recognized in the statement of comprehensive income within ‘exchange gain and bank charges, net’. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset. In case the Company and its subsidiaries expect all or a portion of net loss previously recognized directly in other comprehensive income will not be recovered in future financial periods, the irrecoverable portion will be reclassified into profit or loss.

When a hedging instrument expires or is sold, terminated or exercised or when a hedge no longer meets the criteria for hedge accounting, the Company and its subsidiaries will discontinue hedge accounting. Any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the profit or loss.  When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the statement of comprehensive income within ‘gain/(loss) on fair value changes’.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	PRINCIPAL ACCOUNTING POLICIES (CONT’D)

	(j)	Loans and receivables

Loans and receivables primarily including accounts receivable, notes receivable, other receivables, and other non-current assets, etc. are recognized initially at fair value. Loans and receivables are subsequently measured at amortized cost less provision for doubtful debts using the effective interest method.

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

Inventories are initially recorded at cost and are charged to fuel costs or repairs and maintenance, respectively when used, or capitalized to property, plant and equipment when installed, as appropriate, using weighted average cost basis. Cost of inventories includes costs of purchase and transportation costs.

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

The domestic power, heat and coal sales of the Company and its subsidiaries are subjected to VAT. VAT payable is determined by applying 17% (or 13% on heat) on the taxable revenue after offsetting deductible input VAT of the period.

(ii)	Goods and service tax (“GST”)

The overseas power sales of the Company and its subsidiaries are subjected to goods and service tax of the country where they operate. GST payable is determined by applying 7% on the taxable revenue after offsetting deductible GST of the period.

(iii)	Current and deferred income tax

The income tax expense for the period comprises current and deferred income tax.  Income tax expense is recognized in profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity.  In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	PRINCIPAL ACCOUNTING POLICIES (CONT’D)

	(p)	Taxation (cont’d)

(iii)	Current and deferred income tax (cont’d)

On 16 March 2007, the National People’s Congress promulgated the “Corporate Income Tax Law of the People’s Republic of China” which became effective from January 1, 2008. Domestic entities of the Company and its subsidiaries which originally enjoyed preferential tax treatments will transit to 25% gradually in five years from January 1, 2008 onwards. Domestic subsidiaries with original applicable tax rate of 33% apply tax rate of 25% from January 1, 2008 onwards. Pursuant to Guo Fa [2007] 39 document, starting from January 1, 2008, entities which originally enjoyed two-year tax exemption and three-year 50% reduction tax treatments, continue to follow the original tax laws, administrative regulations and relevant documents until respective expiration dates. However, those not being entitled to preferential tax treatment as a result of tax losses, the preferential period started from 2008 onwards.

The income tax rate applicable to Singapore subsidiaries is 17% (2009: 17%).

Pursuant to Guo Shui Han [2009] 33 documents, starting from January 1, 2008, the Company and its branches calculate and pay income tax on a combined basis according to relevant tax laws and regulations. The original regulation specifying locations for power plants and branches of the Company to make enterprise income tax payments was abolished. The income tax of subsidiaries remains to be calculated individually based on their individual operating results.

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

Asset-related government grant is recognized as deferred income and is amortized evenly in profit or loss over the useful lives of related assets.

Income-related government grant that is used to compensate subsequent related expenses or losses of the Company and its subsidiaries are recognized as deferred income and recorded in the profit or loss when related expenses or losses incurred.  When the grant is used to compensate expenses or losses that were already incurred, they are directly recognized in current period profit or loss.

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

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	PRINCIPAL ACCOUNTING POLICIES (CONT’D)

	(s)	Revenue and income recognition (cont’d)

(ii)	Coal sales revenue

Coal sales revenue represents the fair value of the consideration received or receivable for the sale of the coal in the ordinary course of the activities of the Company and its subsidiaries. Coal sales revenue is recognized when the coal delivered to the customers and there is no unfulfilled obligation that could affect the customer’s acceptance of the coal.

(iii)	Service income

Service revenue refers to amounts received from service of port loading and conveying. The Company and its subsidiaries recognize revenue when the relevant service was provided.

(iv)	Interest income

Interest income from deposits is recognized on a time proportion basis using effective interest method. Interest income from the finance lease is recognized on a basis that reflects a constant periodic rate of return on the net investment in the finance lease.

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

Please refer to Note 2(i) (v) for impairment test on finance lease receivables.

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

	(z)	Standards and amendments to published standards that are not yet effective but relevant to the Company and its subsidiaries

The following standards and amendments to existing standards have been published that are mandatory for the accounting periods of the Company and its subsidiaries beginning on or after January 1, 2011 or later, but the Company and its subsidiaries have not early adopted:
•
IAS 24 (revised), ‘Related party disclosures’, issued in November 2009. It supersedes IAS 24, ‘Related party disclosures’, issued in 2003. IAS 24 (revised) is mandatory for periods beginning on or after January 1, 2011. Earlier application, in whole or in part, is permitted.  The revised standard clarifies and simplifies the definition of a related party and removes the requirement for government-related enterprises to disclose details of all transactions with the government and other government-related enterprises. The Company and its subsidiaries has earlier adopted the partial exemption of disclosure requirements for transactions with government-related enterprises and will apply the other requirement of this standard from January 1, 2011. When the revised standard is applied, the Company and its subsidiaries will need to disclose any additional transactions with associates/jointly controlled entities of Huaneng Group and its subsidiaries. The Company and its subsidiaries is currently establishing systems to capture the necessary information.

•
Amendments to IFRS 7, ‘Financial instruments: disclosures’. The amendments were as a result of the May 2010 Improvements to IFRSs (the “May 2010 Improvements”) (effective for financial year beginning January 1, 2011) and amendments on disclosure requirements of transfers of financial assets released in October 2010 (effective for financial year beginning  July 1, 2011), respectively. The May 2010 Improvements clarified certain quantitative disclosures and removed the disclosure requirements on financial assets with renegotiated terms. The amendments on transfers of financial assets clarified and strengthened the disclosure requirements of transfers of financial assets which help users of financial statements evaluating related risk exposures and the effect of those risks on the financial position of the Company and its subsidiaries. The Company and its subsidiaries will adopt the May 2010 Improvement on IFRS 7 and the amendments on disclosure requirements of transfer of financial assets from January 1, 2011 and January 1, 2012, respectively. The Company and its subsidiaries are in the process of assessing of the impact of the amendments.

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

•
IFRS 9, ‘Financial Instruments’ (effective for annual period beginning on or after January 1, 2013). The standard requires financial assets to be classified into two measurement categories: those to be measured subsequently at fair value, and those to be measured subsequently at amortized cost. The decision is to be made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. An instrument is subsequently measured at amortized cost only if it is a debt instrument and both the objective of the entity’s business model is to hold the asset to collect the contractual cash flows, and the asset’s contractual cash flows represent only payments of principal and interest (that is, it has only ‘basic loan features’). All other debt instruments are to be measured at fair value through profit or loss. All equity instruments are to be measured subsequently at fair value. Equity instruments that are held for trading will be measured at fair value through profit or loss. For all other equity investments, an irrevocable election can be made at initial recognition, to recognize unrealized and realized fair value gains and losses through other comprehensive income rather than profit or loss. There is to be no recycling of fair value gains and losses to profit or loss. This election may be made on an instrument-by-instrument basis. Dividends are to be presented in profit or loss, as long as they represent a return on investment. The Company and its subsidiaries will apply this standard prospectively to financial instruments from January 1, 2013. The Company and its subsidiaries are in the process of assessing of the impact of the new standard.

3.	FINANCIAL, CAPITAL AND INSURANCE RISKS MANAGEMENT

	(a)	Financial risk management

Risk management, including the management on the financial risks, is carried out under the instructions of the Strategic Committee of Board of Directors and the Risk Management Team. The Company works out general principles for overall management as well as management policies covering specific areas. In considering the importance of risks, the Company identifies and evaluates risks at head office and individual power plant level, and requires analysis and proper communication for the information collected periodically.

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

As of December 31, 2010, if RMB had weakened / strengthened by 5% (2009 and 2008: 5%) against US$ and 3% (2009 and 2008: 3%) against € with all other variables constant, exchange gain of the Company and its subsidiaries would have been RMB 312 million (2009 and 2008: RMB 357 million and RMB 393 million) and RMB 25 million (2009 and 2008: RMB 31 million and RMB 16 million) lower / higher, respectively. The ranges of such sensitivity disclosed above were based on the observation on the historical trend of related exchange rates during the previous year under analysis.

As of December 31, 2010, if S$ had weakened / strengthened by 10% (2009 and 2008: 10%) against US$ with all other variables constant, exchange gain of the Company and its subsidiaries would have been RMB 121 million (2009 and 2008: RMB 93 million and RMB 398 million) lower / higher, respectively. The ranges of such sensitivity disclosed above were based on the management’s experience and forecast.

SinoSing Power and its subsidiaries also exposed to foreign exchange risk on fuel purchases that is denominated primarily in US$. They use forward exchange contracts to hedge almost all of its estimated foreign exchange exposure in respect of forecast fuel purchases over the following three months. The Company and its subsidiaries classify its forward foreign currency contracts as Hedging instruments for cash flow hedges. Please refer to Note 13 for details.

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

Detailed information relating to the available-for-sale financial assets are disclosed in Note 10. Being a strategic investment in nature, the Company has a supervisor in the supervisory committee of the investee and exercises influence in safeguarding the interest. The Company also closely monitors the pricing trends in the open market in determining their long-term strategic stakeholding decisions.

The Company and its subsidiaries exposed to fuel price risk on fuel purchases. In particular, SinoSing Power and its subsidiaries use fuel oil swap to hedge against such a risk and designate them as Hedging instruments for cash flow hedges. Please refer to Note 13 for details.

(3)	Cash flow interest rate risk

The interest rate risk of the Company and its subsidiaries primarily arises from long-term loans. Loans borrowed at variable rates expose the Company and its subsidiaries to cash flow interest rate risk. The exposures of these risks are disclosed in Note 22 to the financial statements. The Company and its subsidiaries have entered into interest rate swap agreements with banks to hedge against a portion of cash flow interest rate risk.

As of December 31, 2010, if interest rates on RMB-denominated borrowings had been 50 basis points (2009 and 2008: 50 basis points) higher/lower with all other variables held constant, interest expense for the year would have been RMB 334 million (2009 and 2008: RMB 339 million and RMB 294 million) higher/lower. If interest rates on US$-denominated borrowings had been 50 basis points (2009 and 2008: 50 basis points) higher/lower with all other variables held constant, interest expense for the year would have been RMB 14 million (2009 and 2008: RMB 14 million and RMB 56 million) higher/lower. If interest rates on S$-denominated borrowings had been 100 basis points (2009 and 2008: 100 basis points) higher/lower with all other variables held constant, interest expense for the year would have been RMB 89 million (2009 and 2008: RMB 150 million and RMB 114 million) higher/lower. The ranges of such sensitivity disclosed above were based on the observation on the historical trend of related interest rates during the previous year under analysis.

The Company has entered into a floating-to-fixed interest rate swap agreement to hedge against cash flow interest rate risk of a loan. According to the interest rate swap agreement, the Company agrees with the counterparty to settle the difference between fixed contract rates and floating-rate interest amounts calculated by reference to the agreed notional amounts quarterly until 2019. In the current year, Tuas Power Generation Pte Ltd. (“TPG”) also entered into a number of floating-to-fixed interest rate swap agreements to hedge against cash flow interest rate risk of a loan. According to these interest rate swap agreements, TPG agrees with the counterparty to settle the difference between fixed contract rates and floating-rate interest amounts calculated by reference to the agreed notional amount semi-annually until 2020. Please refer to Note 13 for details.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

3.	FINANCIAL, CAPITAL AND INSURANCE RISKS MANAGEMENT (CONT’D)

	(a)	Financial risk management (cont’d)

		(ii)	Credit risk

Credit risk arises from bank deposits, credit exposures to customers, other receivables, and other non-current assets. The maximum exposures of bank deposits, accounts and other receivables are disclosed in Notes 33, 18, 17 and 15 to the financial statements, respectively.

Bank deposits are placed with reputable banks and financial institutions, including which a significant portion is deposited with a non-bank financial institution which is a related party of the Company. The Company has a director in the Board of this non-bank financial institution and exercises influence. Corresponding maximum exposures of these bank deposits are disclosed in Note 34(a)(i) to the financial statements.

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

Singapore subsidiaries derive revenue mainly from sale of electricity to the National Electricity Market of Singapore operated by Energy Market Company Pte Ltd., which is not expected to have high credit risk. They also derive revenue mainly from retailing electricity to consumers with monthly consumption of more than 10,000kWh. These customers engage in a wide spectrum of manufacturing and commercial activities in a variety of industries. They hold cash deposits and guarantees from creditworthy financial institutions to secure substantial obligations of the customers.

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

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

3.	FINANCIAL, CAPITAL AND INSURANCE RISKS MANAGEMENT (CONT’D)

	(b)	Fair value estimation

		(i)	Fair value measurements

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

•	Level 1- Quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2- Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

•	Level 3- Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The following table presents the assets and liabilities of the Company and its subsidiaries that are measured at fair value at December 31, 2010.

	The Company and its subsidiaries
	Level 1	Level 2	Level 3	Total

Assets

Financial assets at fair value through profit or loss (Note 13)
– Trading derivatives	-	3,810	-	3,810

Derivatives used for hedging (Note 13)	-	220,300	-	220,300

Available-for-sale financial assets
– Equity securities	1,949,727	-	-	1,949,727

Total assets	1,949,727	224,110	-	2,173,837

Liabilities

Financial liabilities at fair value through profit or loss (Note 13)
– Trading derivatives	-	2,397	-	2,397

Derivatives used for hedging (Note 13)	-	180,078	-	180,078

Total liabilities	-	182,475	-	182,475

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

3.	FINANCIAL, capital AND INSURANCE RISKS MANAGEMENT (CONT’D)

	(b)	Fair value estimation (cont’d)

		(i)	Fair value measurements (cont’d)

The follwing table presents the assets and liabilities of the Company and its subsidiaries that are measured at fair value at December 31, 2009.

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

*The available-for-sale financial asset that is measured at fair value in the table above represents the equity interest in China Yangtze Power Co., Ltd. (“Yangtze Power”). In 2009, the Company transferred Yangtze Power from level 2 into level 1 upon the resumption of trading of shares of Yangtze Power in the Shanghai Stock Exchange after the restructuring since May 2008.

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

The estimated fair value of long-term loans including current maturities and long-term bonds was approximately RMB 78.81 billion and approximately RMB 14.73 billion as of December 31, 2010 (2009: RMB 80.39  billion and RMB 14.18 billion), respectively. The aggregate book value of these liabilities was approximately RMB 78.97 billion and RMB13.83 billion as of December 31, 2010 (2009: RMB 80.52 billion and RMB 13.80 billion), respectively.

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

The Company and its subsidiaries monitor capital by using debt ratio analysis. This ratio is calculated as total liabilities (sum of current liabilities and non-current liabilities) divided by total assets as shown in consolidated balance sheet. During 2010, the strategy of the Company and its subsidiaries remained unchanged from 2009. The debt ratio of the Company and its subsidiaries as of December 31, 2010 was 72.61% (2009: 74.41%).

(d)	Insurance risk management

The Company and its subsidiaries issue contracts that transfer significant insurance risk.

The risk relates to the financial guarantees provided to banks by the Company on the borrowings of a subsidiary. The risk under any one financial guarantee contract is the possibility that the insured event (default of a specified debtor) occurs and the uncertainty of the amount of the resulting claims. By the nature of a financial guarantee contract, this risk is predictable.

Experience shows credit risks from the specified debtors are relatively remote. The Company maintains a close watch on the financial position and liquidity of the subsidiary for which financial guarantees have been granted in order to mitigate such risks (Note 2(w)(ii)). The Company takes all reasonable steps to ensure that they have appropriate information regarding any claim exposures.

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

(a)	Accounting estimates on impairment of goodwill and power generation licence

The Company and its subsidiaries perform test annually whether goodwill and power generation licence have suffered any impairment in accordance with the accounting policies stated in Notes 2(g) and 2(f), respectively. The recoverable amounts of CGU or CGUs have been determined based on value-in-use calculations. These calculations require the use of estimates (Notes 14 and 12). It is reasonably possible, based on existing knowledge, that outcomes within the next financial period that are different from assumptions could require a material adjustment to the carrying amounts of goodwill and power generation licence.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (CONT’D)

	(a)	Accounting estimates on impairment of goodwill and power generation licence (cont’d)

For goodwill allocated to CGUs in the PRC, changes of assumptions in tariff and fuel price could have affected the results of goodwill impairment assessment. As of December 31, 2010, if tariff had decreased by 1% or 5% from management’s estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognize impairment against goodwill by approximately RMB 412 million and RMB 815 million, respectively. If fuel price had increased by 1% or 5% from the management’s estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognize impairment against goodwill by approximately RMB 378 million and RMB 806 million, respectively.

For sensitivity analysis of goodwill and power generation licence of Tuas Power, please refer to Note 12.

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

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (CONT’D)

	(d)	Estimated impairment of property, plant and equipment (cont’d)

Changes of assumptions in tariff and fuel price will affect the result of property, plant and equipment impairment assessment. As of December 31, 2010, if tariff had decreased by 1% or 5% from management’s estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognize impairment against property, plant and equipment by approximately RMB 429 million and RMB 8,205 million, respectively. If fuel price had increased by 1% or 5% from the management’s estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognize impairment against property, plant and equipment by approximately RMB 277 million and RMB 4,552 million, respectively.

(e)	Approval of construction of new power plants

The receiving of the ultimate approvals from National Development and Reform Commission (“NDRC”) on certain power plant construction projects of the Company and its subsidiaries is a critical estimate and judgment of the directors. Such estimates and judgments are based on initial approval documents received as well as their understanding of the projects. Based on historical experience, the directors believe that the Company and its subsidiaries will receive final approval from NDRC on the related power plant projects. Deviation from the estimate and judgment could result in significant adjustment to the carrying amount of property, plant and equipment.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

5.	REVENUE AND SEGMENT INFORMATION (CONT’D)

Revenues recognized during the year are as follows:
	For the year ended December 31,
	2010	2009	2008
Sales of power and heat	102,519,813	76,416,622	67,609,953
Sales of coal	861,875	-	-
Port service	229,700	177,448	-
Transportation service	10,914	-	-
Others	695,818	268,826	225,161
Total	104,318,120	76,862,896	67,835,114

Directors and certain senior management of the Company perform the function as chief operating decision makers (collectively referred to as the “senior management”). The senior management reviews the internal reporting of the Company and its subsidiaries in order to assess performance and allocate resources. The Company has determined the operating segments based on these reports. In prior year, the operating segments of the Company were grouped into power segment and all other segments. Considering the developments of Singapore operations in 2010, including the commencement of construction of a new generator, the Company expect a continuous increase in significance of the Singapore operations. Hence, the internal reporting was restructured and the Company grouped operating segments into PRC power segment, Singapore segment and all other segments (mainly including port and transportation operations). Therefore, the 2009 and 2008 comparative figures were restated.

Senior management assesses the performance of the operating segments based on a measure of profit before income tax expense under China Accounting Standard for Business Enterprises (“PRC GAAP”) in related periods excluding dividend income received from available-for-sale financial assets and operating results of those centrally managed and resource allocation functions in headquarters. Other information provided, except as noted below, to the senior management of the Company is measured under PRC GAAP.

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

(Under PRC GAAP)

	PRC power segment	Singapore segment	All other segments	Total

For the year ended December 31, 2010
Total revenue	88,895,807	15,171,281	426,072	104,493,160
Inter-segment revenue	-	-	(185,458)	(185,458)
Revenue from external customers	88,895,807	15,171,281	240,614	104,307,702
Segment results	3,809,097	853,370	3,845	4,666,312
Interest income	50,012	38,787	227	89,026
Interest expense	(4,590,503)	(421,399)	(39,672)	(5,051,574)
Depreciation and amortization	(9,690,057)	(561,847)	(52,726)	(10,304,630)
Net gain on disposal of property, plant and equipment	10,613	12,827	-	23,440
Share of profits of associates	493,046	-	12,763	505,809
Income tax expense	(739,005)	(172,659)	(1,432)	(913,096)

For the year ended December 31, 2009 (restated)
Total revenue	69,057,894	10,506,989	379,426	79,944,309
Inter-segment revenue	-	-	(201,978)	(201,978)
Revenue from external customers	69,057,894	10,506,989	177,448	79,742,331
Segment results	5,503,913	730,718	7,982	6,242,613
Interest income	53,838	10,134	714	64,686
Interest expense	(3,858,727)	(376,747)	(39,439)	(4,274,913)
Depreciation and amortization	(8,653,898)	(512,709)	(46,136)	(9,212,743)
Net (loss)/gain on disposal of property, plant and equipment	(61,979)	13	-	(61,966)
Share of profits of associates	664,497	-	-	664,497
Income tax expense	(510,623)	(144,265)	(1,803)	(656,691)

For the year ended December 31, 2008 (restated)
Total revenue	61,784,671	10,413,348	-	72,198,019
Inter-segment revenue	-	-	-	-
Revenue from external customers	61,784,671	10,413,348	-	72,198,019
Segment results	(4,196,688)	91,948	-	(4,104,740)
Interest income	79,958	10,853	-	90,811
Interest expense	(3,859,090)	(309,183)	(1,188)	(4,169,461)
Depreciation and amortization	(8,132,494)	(408,617)	(1)	(8,541,112)
Net (loss) / gain on disposal of property, plant and equipment	(58,909)	5,632	-	(53,277)
Share of profits of associates	96,181	-	-	90,811
Income tax benefit / (expense)	280,621	(94,682)	-	185,939

December 31, 2010
Segment assets	183,608,308	27,994,439	4,544,367	216,147,114
Including:
Additions to non-current assets (excluding financial assets and deferred income tax assets)	23,048,297	619,373	933,981	24,601,651
Investments in associates	9,103,960	-	984,545	10,088,505
Investment in a jointly controlled entity	-	-	1,058,000	1,058,000
Segment liabilities	(135,144,759)	(17,037,144)	(1,163,361)	(153,345,264)
		-
December 31, 2009 (restated)		-
Segment assets	163,429,263	25,015,546	1,517,972	189,962,781
Including:		-
Additions to non-current assets (excluding financial assets and deferred income tax assets)	27,138,580	424,493	36,967	27,600,040
Investments in associates	8,715,779	-	-	8,715,779
Segment liabilities	(120,904,920)	(16,194,453)	(792,750)	(137,892,123)

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

5.	REVENUE AND SEGMENT INFORMATION (CONT’D)

A reconciliation of revenue from external customers to operating revenue is provided as follows:

	For the year ended December 31,
	2010	2009	2008
Revenue from external customers (PRC GAAP)	104,307,702	79,742,331	72,198,019
Reconciling item:
Impact of business combination under common control*	-	(2,884,007)	(4,372,882)
Impact of IFRS adjustment**	10,418	4,572	9,977
Operating revenue per consolidated statement of comprehensive income	104,318,120	76,862,896	67,835,114

A reconciliation of segment result to profit / (loss) before income tax expense is provided as follows:

	For the year ended December 31,
	2010	2009	2008
Segment results (PRC GAAP)	4,666,312	6,242,613	(4,104,740)
Reconciling items:
Loss related to the headquarters	(139,128)	(281,069)	(351)
Investment income from China Huaneng Finance Co., Ltd. (“Huaneng Finance”)	66,241	88,291	37,591
Impact of business combination under common control*	-	(4,742)	(365,545)
Impact of IFRS adjustments**	(429,335)	(341,117)	(358,511)
Profit / (Loss) before income tax expense per consolidated statement of comprehensive income	4,164,090	5,703,976	(4,791,556)

Reportable segments’ assets are reconciled to total assets as follows:

	As of December 31, 2010	As of December 31, 2009
Total segment assets (PRC GAAP)	216,147,114	189,962,781
Reconciling items:
Investment in Huaneng Finance	560,213	570,917
Deferred income tax assets	867,183	547,664
Prepaid income tax	76,429	40,815
Available-for-sale financial assets	2,223,814	2,555,972
Corporate assets	4,077,994	318,977
Impact of IFRS adjustments**	3,985,466	3,890,053
Total assets per consolidated balance sheet	227,938,213	197,887,179

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

5.	REVENUE AND SEGMENT INFORMATION (CONT’D)

Reportable segments’ liabilities are reconciled to total liabilities as follows:

	As of December 31, 2010	As of December 31, 2009
Total segment liabilities (PRC GAAP)	(153,345,264)	(137,892,123)
Reconciling items:
Current income tax liabilities	(280,917)	(292,509)
Deferred income tax liabilities	(1,605,716)	(1,386,493)
Corporate liabilities	(7,861,633)	(5,709,119)
Impact of IFRS adjustments**	(2,419,211)	(1,958,815)
Total liabilities per consolidated balance sheet	(165,512,741)	(147,239,059)

Other material items:

	Reportable segment total	Headquarters	Investment income from Huaneng Finance	Impact of business combination under common control*	Impact of IFRS adjustments**	Total
For the year ended December 31, 2010
Interest expense	(5,051,574)	(230,975)	-	-	-	(5,282,549)
Depreciation and amortization	(10,304,630)	(25,582)	-	-	(311,713)	(10,641,925)
Share of profits of associates	505,809	-	66,241	-	(3,256)	568,794
Income tax expense	(913,096)	-	-	-	70,421	(842,675)

For the year ended December 31, 2009
Interest expense	(4,274,913)	(159,070)	-	173,583	-	(4,260,400)
Depreciation and amortization	(9,212,743)	(20,384)	-	725,416	(242,004)	(8,749,715)
Share of profits of associates	664,497	-	88,291	-	3,376	756,164
Income tax expense	(656,691)	-	-	16,671	46,233	(593,787)

For the year ended December 31, 2008
Interest expense	(4,169,461)	(176,604)	-	281,286	-	(4,064,779)
Depreciation and amortization	(8,541,112)	(17,095)	-	911,670	(262,198)	(7,908,735)
Share of profits of associates	96,181	-	37,591	-	(61,084)	72,688
Income tax benefit	185,939	-	-	33,886	19,898	239,723

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

**The GAAP adjustments above were primarily represented the classification adjustments and other adjustments, and the GAAP adjustments other than classification were primarily brought forward from prior years. Such differences will be gradually eliminated following subsequent depreciation and amortization of related assets or the extinguishment of liabilities.

Geographical information (Under IFRS):

(i)	External revenue generated from the following countries:

	For the year ended December 31,
	2010	2009	2008
PRC	89,146,839	66,355,907	57,421,766
Singapore	15,171,281	10,506,989	10,413,348
	104,318,120	76,862,896	67,835,114

(ii)	Non-current assets (excluding financial assets and deferred income tax assets) are located in the following countries:

	As of December 31, 2010	As of December 31, 2009	As of December 31, 2008
PRC	170,736,472	149,590,150	123,273,419
Singapore	22,070,398	21,056,775	20,687,670
	192,806,870	170,646,925	143,961,089

The information on the portion of external revenue of the Company and its subsidiaries which is generated from sales to major customers of the Company and its subsidiaries at amount equal to or more than 10% of external revenue is as follows:

	For the year ended December 31,
	2010		2009		2008
	Amount	Proportion	Amount	Proportion	Amount	Proportion
ShanDong Electric Power Corporation (“Shangdong Power”)	12,486,065	12%	10,457,022	14%	7,895,766	12%
JiangSu Electric Power Company	13,445,612	13%	10,555,992	14%	9,565,878	14%
ZheJiang Electric Power Corporation	9,178,465	9%	8,154,374	11%	7,487,033	11%

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

6．	PROFIT / (LOSS) BEFORE INCOME TAX EXPENSE

Profit / (Loss) before income tax expense was determined after charging and (crediting) the following:

	For the year ended December 31,
	2010	2009	2008

Interest expense on bank loans:
- wholly repayable within five years	2,982,660	3,163,483	3,200,296
- not wholly repayable within five years	1,756,466	1,234,327	976,670
Interest expense on long-term loans from Huaneng Group:
- wholly repayable within five years	34,674	52,969	38,768
- not wholly repayable within five years	-	-	99,435
Interest expense on other long-term loans:
- wholly repayable within five years	307,631	136,193	4,584
- not wholly repayable within five years	1,528	5,588	1,078
Interest expense on long-term bonds	736,986	676,902	499,115
Interest expense on short-term bonds	277,121	287,024	242,720
Total interest expense	6,097,066	5,556,486	5,062,666
Less: amounts capitalized in property, plant and equipment	(814,517)	(1,296,086)	(997,887)
	5,282,549	4,260,400	4,064,779
Auditors’ remuneration	36,448	29,015	30,555
(Gain) /Loss on disposals or write-off of property, plant and equipment, net	(33,129)	53,033	54,056
Operating leases:
- Property, plant and equipment	173,686	157,717	32,894
- Land use rights	113,379	96,024	86,780
Depreciation of property, plant and equipment	10,447,021	8,572,103	7,752,706
Impairment loss of intangible assets	23,706	-	-
Impairment loss of property, plant and equipment	8,477	629,674	-
Impairment of goodwill	5,276	-	130,224
Amortization of other non-current assets	64,964	53,235	44,478
Cost of inventories consumed	68,839,975	45,694,202	50,476,167
Provision for doubtful accounts	2,750	677	10,951
Bad debts recovery	(50)	(2,623)	(50,096)
(Reversal of) /Provision for inventory obsolescence	(155)	29,889	3,901

Other operating expenses consist of impairment loss of property, plant and equipment, environmental protection expenses, substituted power arrangement expenses, insurance and other miscellaneous expenses, etc.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

7.	PROPERTY, PLANT AND EQUIPMENT

	The Company and its subsidiaries
	Port facilities	Buildings	Electric utility plant in service	Transportation facilities	Others	CIP	Total

As of January 1, 2009

Cost	1,315,393	2,276,367	141,065,871	206,956	2,749,454	24,883,089	172,497,130
Accumulated depreciation	-	(653,600)	(49,812,854)	(125,076)	(1,483,847)	-	(52,075,377)
Accumulated impairment loss	-	-	(3,684,555)	-	-	-	(3,684,555)
Net book value	1,315,393	1,622,767	87,568,462	81,880	1,265,607	24,883,089	116,737,198

Year ended December 31, 2009

Beginning of the year	1,315,393	1,622,767	87,568,462	81,880	1,265,607	24,883,089	116,737,198
Reclassification	-	8,694	(107,894)	-	99,200	-	-
Acquisitions	-	280,075	6,988,261	-	61,346	287,515	7,617,197
Additions	-	1,659	118,039	-	202,974	25,415,657	25,738,329
Transfer from CIP	-	219,143	17,796,894	26,083	151,557	(18,193,677)	-
Disposals / Write-off	-	(785)	(204,394)	-	(21,581)	-	(226,760)
Depreciation charge	(37,411)	(77,553)	(8,201,190)	(13,538)	(249,638)	-	(8,579,330)
Impairment charge	-	-	(629,674)	-	-	-	(629,674)
Currency translation differences	-	-	107,732	-	3,366	9,278	120,376
End of the year	1,277,982	2,054,000	103,436,236	94,425	1,512,831	32,401,862	140,777,336

As of December 31, 2009

Cost	1,315,393	3,160,319	173,909,736	233,023	3,389,767	32,401,862	214,410,100
Accumulated depreciation	(37,411)	(1,106,319)	(66,075,937)	(138,598)	(1,876,936)	-	(69,235,201)
Accumulated impairment loss	-	-	(4,397,563)	-	-	-	(4,397,563)
Net book value	1,277,982	2,054,000	103,436,236	94,425	1,512,831	32,401,862	140,777,336

Year ended December 31, 2010

Beginning of the year	1,277,982	2,054,000	103,436,236	94,425	1,512,831	32,401,862	140,777,336
Reclassification	-	113,520	(108,441)	-	(5,079)	-	-
Acquisitions	-	266,228	794,500	278,231	91,316	920,993	2,351,268
Additions	-	33,882	210,191	2,577	169,706	22,407,300	22,823,656
Transfer from CIP	-	67,438	22,838,698	-	181,925	(23,088,061)	-
Disposals / Write-off	-	(4,877)	(131,713)	-	(3,225)	(412,905)	(552,720)
Depreciation charge	(37,411)	(131,457)	(10,021,743)	(16,357)	(254,217)	-	(10,461,185)
Impairment charge	-	-	(8,477)	-	-	-	(8,477)
Currency translation differences	-	-	261,223	-	4,644	28,852	294,719
End of the year	1,240,571	2,398,734	117,270,474	358,876	1,697,901	32,258,041	155,224,597

As of December 31, 2010

Cost	1,315,393	3,743,183	197,907,242	631,198	3,692,177	32,258,041	239,547,234
Accumulated depreciation	(74,822)	(1,344,449)	(76,030,260)	(272,322)	(1,994,276)	-	(79,716,129)
Accumulated impairment loss	-	-	(4,606,508)	-	-	-	(4,606,508)
Net book value	1,240,571	2,398,734	117,270,474	358,876	1,697,901	32,258,041	155,224,597

Included in the disposal of assets under electric utility plant in service and CIP are RMB 53.345 million (2009: nil) and RMB 412.905 million (2009: nil) respectively relating to a finance lease arrangement.

Interest expense of approximately RMB 815 million (2009 and 2008: RMB1,296  million and RMB 998 million) arising on borrowings for the construction of power plants were capitalized during the year and are included in ‘Additions’ in property, plant and equipment. A capitalization rate of approximately 5.08% (2009 and 2008: 5.14% and 6.21%) per annum was used.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

7.	PROPERTY, PLANT AND EQUIPMENT (CONT’D)

In 2010, due to continuous increase of coal price and lower profitability, Huaneng Zhuozhou Liyuan Co-generation Limited Liability Company (“Zhuozhou Co-generation”) has recorded impairment losses of certain property, plant and equipment amounted to RMB 8.48 million. The recoverable amounts are determined based on value in use of the related CGU assessed by an independent valuer.

In 2009, in line with the State policy on closing down small-scale generators and constructing and operating large-scale generators as a result of efficiency and environmental protection concerns, Huaneng Xindian Power Plant and Huaneng Weihai Power Limited Liability Company (“Weihai Power Company”) have shuted down certain generators. Impairment losses of related property, plant and equipment amounted to RMB 550 million and RMB 80 million have been recorded based on fair value less costs to sell assessed by an independent valuer. The fair values are determined by reference to the market price.

In 2008, no impairment was recognized based on assessments.

8.	INVESTMENTS IN ASSOCIATES / A JOINTLY CONTROLLED ENTITY

	2010	2009
Beginning of the year	9,568,576	8,758,235
Additional capital injections in associates	520,630	343,000
Establishments of associates	13,000	205,500
Acquisitions of associates	531,000	-
Acquisition of a jointly controlled entity	1,058,000	-
Share of other comprehensive (loss)/income	(35,156)	8,795
Share of profits before income tax expense	780,405	1,008,784
Share of income tax expense	(211,611)	(252,620)
Dividends	(251,628)	(503,118)
End of the year	11,973,216	9,568,576

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

8.	INVESTMENTS IN ASSOCIATES / A JOINTLY CONTROLLED ENTITY (CONT’D)

As of December 31, 2010, investments in associates/ a jointly controlled entity of the Company and its subsidiaries, all of which are unlisted except for Shenzhen Energy Corporation (“SEC”) which is listed on the Shenzhen Stock Exchange, were as follows:

Name	Country of incorporation	Registered capital in Yuan or Dollar	Business nature and scope of operation	Percentage of equity interest held
				Direct	Indirect
Associates:

Shandong Rizhao Power Company Ltd. (“Rizhao Power Company”)	PRC	RMB1,245,587,900	Power generation	44%	-

Shenzhen Energy Group Co., Ltd. (“SEG”)	PRC	RMB955,555,556	Development, production and sale of regular energy, new energy and energy construction project, etc.	25%	-

SEC*	PRC	RMB2,202,495,332	Energy and investment in related industries	9.08%	-

Hebei Hanfeng Power Generation Limited Liability Company	PRC	RMB1,975,000,000	Power generation	40%	-

Chongqing Huaneng Lime Company Limited (“Lime Company”)	PRC	RMB50,000,000	Lime production and sale, construction materials, chemical engineering product	-	25%

Huaneng Finance	PRC	RMB2,000,000,000	Provision for financial service including fund deposit services, lending, finance lease arrangements, notes discounting and entrusted loans and investment arrangement within Huaneng Group	20%	-

Huaneng Sichuan Hydropower Co., Ltd.	PRC	RMB979,600,000	Development, investment, construction, operation and management of hydropower	49%	-

Yangquan Coal Industry Group Huaneng Coal-fired Power Investment Co., Ltd.	PRC	RMB1,000,000,000	Investment, development, consulting and management services of coal and power generation projects	49%	-

Huaneng Shidaowan Nuclear Power Development Co., Ltd.	PRC	RMB1,000,000,000	Preparation for construction of pressurized water reactor power plant project	30%	-

Bianhai Railway Co., Ltd.	PRC	RMB150,000,000	Railway construction, freight transportation, materials supplies, agency service, logistics and storage at coastal industrial base in Yingkou, Liaoning	37%	-

Huaneng Shenbei Co-generation Limited Liability Company	PRC	RMB70,000,000	Production and sales of electricity and heat, construction and operation of power plants	40%	-

Hainan Nuclear Power Co., Ltd. (“Hainan Nuclear Power”)	PRC	RMB403,680,000	Construction and operation of nuclear power plants, production and sales of electricity	30%	-

Zuoquan Longquan Metallurgy Casting Co., Ltd.	PRC	RMB6,450,000	Coal production and sales	34%	-

Jointly controlled entity:

Shanghai Time Shipping Co. Ltd. (“Shanghai Time Shipping”)**	PRC	RMB1,200,000,000	International and domestic sea transportation	50%	-

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

8.	INVESTMENTS IN ASSOCIATES / A JOINTLY CONTROLLED ENTITY (CONT’D)

* The Company holds 200 million shares, representing 9.08% shareholding of SEC, which is also the subsidiary of SEG, one of the Company’s associates. Considered the equity interest effectively held by the Company directly and indirectly through SEG, and directors as well as supervisors appointed by the Company in SEC, the Company excercises significant influence on operations of SEC and classified this as an associate. The 200 million shares mentioned above are subject to a lock-up period of 3 years from the acquisition date. As there is no published price quotation for shares with such specific lock-up arrangement, there is no price information available for the disclosure purpose.

**In December 2010, the Company acquired 50% equity interest of Shanghai Time Shipping from Huaneng Energy & Communications Holdings Co., Ltd. (“HEC”), a subsidiary of Huaneng Group, at a consideration of RMB 1,058 million. There was no investment income recognized during the year.

The gross amounts of operating results, assets and liabilities (excluding goodwill) of the associates of the Company and its subsidiaries were as follows:

	2010	2009

Assets	86,409,821	78,738,065

Liabilities	(52,408,864)	(49,216,096)

Operating revenue	22,932,949	20,108,958

Profit attributable to equity holders of associates	1,490,081	2,055,591

The following amounts represent the 50% share of the assets and liabilities (excluding goodwill) of the jointly controlled entity of the Company and its subsidiaries.

2010

Assets

Non-current assets	2,769,306

Current assets	130,408

2,899,714

Liabilities

Non-current liabilities	(1,229,493)

Current liabilities	(630,544)

(1,860,037)

Net assets	1,039,677

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

9.	INVESTMENTS IN SUBSIDIARIES

As of December 31, 2010, the investments in subsidiaries of the Company and its subsidiaries, all of which are unlisted, were as follows:

(i)	Subsidiaries acquired from business combinations under common control:

Name	Country of incorporation	Type of legal entity	Registered capital	Business nature and scope of operations	Percentage of equity interst held
					Direct	Indirect
Huaneng (Suzhou Industrial Park) Power Generation Co. Ltd.	PRC	Limited liability company	RMB632,840,000	Power generation	75%	-

Huaneng Qinbei Power Co., Ltd.	PRC	Limited liability company	RMB810,000,000	Power generation	60%	-

Huaneng Yushe Power Generation Co., Ltd. (“Yushe Power Company”)	PRC	Limited liability company	RMB615,760,000	Power generation	60%	-

Huaneng Hunan Yueyang Power Generation Limited Liability Company (“Yueyang Power Company”)	PRC	Limited liability company	RMB1,055,000,000	Power generation	55%	-

Huaneng Chongqing Luohuang Power Generation Limited Liability Company	PRC	Limited liability company	RMB1,748,310,000	Power generation	60%	-

Huaneng Pingliang Power Generation Co., Ltd. (“Pingliang Power Company”)	PRC	Limited liability company	RMB924,050,000	Power generation	65%	-

Huaneng Nanjing Jinling Power Co., Ltd. (“Jinling Power”)	PRC	Limited liability company	RMB1,902,000,000	Power generation	60%	-

Huaneng Qidong Wind Power Generation Co., Ltd. (“Qidong Wind Power”)	PRC	Limited liability company	RMB200,000,000	Development of wind power project, production and sales of electricity	65%	-

Tianjin Huaneng Yangliuqing Co-generation Limited Liability Company (“Yangliuqing Power Company”)	PRC	Limited liability company	RMB1,537,130,909	Power generation, heat supply	55%	-

Huaneng Beijing Co-generation Limited Liability Company (“Beijing Co-generation”) (i)	PRC	Limited liability company	RMB1,600,000,000	Construction and operation of power plants and related construction projects	41%	-

The subsidiaries above and the Company are all controlled by Huaneng Group before and after the acquisitions.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

9.	INVESTMENTS IN SUBSIDIARIES (CONT’D)

As of December 31, 2010, the investments in subsidiaries of the Company and its subsidiaries, all of which are unlisted, were as follows (cont’d):

(ii)	Subsidiaries acquired from business combinations not under common control or acquired through other ways:

Name	Country of incorporation	Type of legal entity	Registered capital	Business nature and scope of operations	Percentage of equity interest held
					Direct	Indirect
Weihai Power Company	PRC	Limited liability company	RMB761,838,300	Power generation	60%	-

Huaneng Taicang Power Co., Ltd.	PRC	Limited liability company	RMB804,146,700	Power generation	75%	-

Huaneng Huaiyin Power Generation Co. Ltd.	PRC	Limited liability company	RMB265,000,000	Power generation	100%	-

Huaneng Huaiyin II Power Limited Company	PRC	Limited liability company	RMB930,870,000	Power generation	63.64%	-

Huaneng Xindian Power Co., Ltd.	PRC	Limited liability company	RMB100,000,000	Power generation	95%	-

Huaneng Shanghai Combined Cycle Power Limited Liability Company	PRC	Limited liability company	RMB699,700,000	Power generation	70%	-

Huaneng International Power Fuel Limited Liability Company	PRC	Limited liability company	RMB200,000,000	Wholesale of coal	100%	-

Huaneng Shanghai Shidongkou Power Generation Limited Liability Company (i)	PRC	Limited liability company	RMB990,000,000	Power generation	50%	-

Huade County Daditaihong Wind Power Utilization Limited Liability Company	PRC	Limited liability company	RMB5,000,000	Wind power development and utilization	100%	-

Huaneng Nantong Power Generation Limited Liability Company	PRC	Limited liability company	RMB1,560,000,000	Power generation	70%	-

Huaneng Yingkou Port Limited Liability Company (i)	PRC	Limited liability company	RMB720,235,000	Loading and conveying service	50%	-

Huaneng Hunan Xiangqi Hydropower Co., Ltd.	PRC	Limited liability company	RMB100,000,000	Construction, operation and management of hydropower and related projects	100%	-

Huaneng Yingkou Power Generation Limited Liability Company	PRC	Limited liability company	RMB830,000,000	Production and sales of electricity and heat	100%	-

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

9.	INVESTMENTS IN SUBSIDIARIES (CONT’D)

As of December 31, 2010, the investments in subsidiaries of the Company and its subsidiaries, all of which are unlisted, were as follows: (cont’d)

(ii)	Subsidiaries acquired from business combinations not under common control or acquired through other ways (cont’d)

Name	Country of incorporation	Type of legal entity	Registered capital	Business nature and scope of operations	Percentage of equity interest held
					Direct	Indirect

Zhuozhou Co-generation	PRC	Limited liability company	RMB5,000,000	Construction, operation and management of co-generation power plants and related projects	100%	-

Huaneng Zuoquan Coal-fired Power Generation Limited Liability Company	PRC	Limited liability company	RMB960,000,000	Preparation of power plant construction and related operation service	80%	-

Huaneng Kangbao Wind Power Utilization Limited Liability Company	PRC	Limited liability company	RMB5,000,000	Construction, operation and management of wind power generation and related projects	100%	-

Huaneng Jiuquan Wind Power Generation Co., Ltd.	PRC	Limited liability company	RMB1,667,000,000	Construction, operation and management of wind power generation and related projects	100%	-

Huaneng Wafangdian Wind Power Generation Co., Ltd.	PRC	Limited liability company	RMB50,000,000	Construction, operation and management of wind power generation and related projects	100%	-

Huaneng Changtu Wind Power Generation Co., Ltd.	PRC	Limited liability company	RMB50,000,000	Construction, operation and management of wind power generation and related projects	100%	-

Huaneng Rudong Wind Power Generation Co., Ltd.	PRC	Limited liability company	RMB127,500,000	Construction, operation and management of wind power generation projects	90%	-

Huaneng Guangdong Haimen Port Limited Liability Company	PRC	Limited liability company	RMB10,000,000	Loading and conveying services	100%	-

Kaifeng Xinli Power Generation Co., Ltd.	PRC	Limited liability company	RMB146,920,000	Power generation	-	55%

Huaneng Zhanhua Co-generation Limited Liability Company (“Zhanhua Co-generation”) (Note39)	PRC	Limited liability company	RMB190,000,000	Production and sales of electricity	100%	-

Shandong Luneng Sea Transportation Limited Company (“Luneng Sea Transportation”) (Note39)	PRC	Limited liability company	RMB45,000,000	Cargo transportation along domestic coastal areas	53%	-

Huaneng Qingdao Port Limited Company (“Qingdao Port”) (Note39)	PRC	Limited liability company	RMB300,000,000	Loading and conveying services	100%	-

Huaneng Jilin Biological Power Generation Limited Company (“Jilin Biological Power”) (Note39)	PRC	Limited liability company	RMB109,000,000	Power generation	100%	-

SinoSing Power	Singapore	Limited liability company	US$1,098,014,668	Investment holding	100%	-

Tuas Power	Singapore	Limited liability company	S$1,338,050,000	Investment holding	-	100%

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

9.	INVESTMENTS IN SUBSIDIARIES (CONT’D)

As of December 31, 2010, the investments in subsidiaries of the Company and its subsidiaries, all of which are unlisted, were as follows: (cont’d)

(ii)	Subsidiaries acquired from business combinations not under common control or acquired through other ways (cont’d)

Name	Country of incorporation	Type of legal entity	Registered capital in Yuan or Dollar	Business nature and scope of operations	Percentage of equity interest held
					Direct	Indirect
Tuas Power Supply Pte Ltd.	Singapore	Limited liability company	S$500,000	Power sales	-	100%

TPG	Singapore	Limited liability company	S$1,183,000,001	Power generation and related byproducts, derivatives; developing power supply resources, operating electricity and power sales	-	100%

TP Asset Management Pte Ltd. (“TPAM”) (ii)	Singapore	Limited liability company	S$2	Provision of utility services	-	100%

TPGS Green Energy Pte Ltd.	Singapore	Limited liability company	S$1,000,000	Provision of utility services	-	75%

New Earth Pte Ltd.	Singapore	Limited liability company	S$10,111,841	Consultancy in waste recycling	-	60%

New Earth Singapore Pte Ltd.	Singapore	Limited liability company	S$12,516,050	Industrial waste management and recycling	-	75%

TP Utilities Pte Ltd.	Singapore	Limited liability company	S$160,000,001	Provision of utility services	-	100%

Note:

(1)	Pursuant to agreements with other shareholders, the Company has controls over these entities.

(2)	On 5 January 2010, the subsidiary of the Company “Tuas Power Utilities Pte Ltd.” was renamed as “TPAM”.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

10.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

Available-for-sale financial assets represent the 1.56% (2009: 1.56%) equity interest in Yangtze Power, the 10% (2009: 10%) equity interest in Shanxi Xishan Jinxing Energy Co., Ltd. (“Jinxing Energy”) and the 0.81% (2009: nil) equity interest in Inner Mongolia Hohhot Pump Storage Power Generation Co., Ltd. (“Hohhot Power Company”). Yangtze Power is a listed company while Jinxing Energy and Hohhot Power Company are unlisted; all the three investees are incorporated in the PRC. As of December 31, 2010, the Company held approximately 257.56 million (2009: 171.71 million) shares of Yangtze Power. The fair value of Yangtze Power as of December 31, 2010 was determined based on the closing market price of RMB 7.57 (2009: RMB13.36) per share quoted on the Shanghai Stock Exchange on the last trading day of 2010.

	2010	2009

Beginning of the year	2,555,972	1,524,016
Investment in Hohhot Power Company	12,113	-
Revaluation (loss) / gains	(344,271)	1,031,956

End of the year	2,223,814	2,555,972

There were no impairment provisions on available-for-sale financial assets in 2010, 2009 and 2008.

11.	LAND USE RIGHTS

Details of land use rights are as follows:

	As of December 31,
	2010	2009

Outside Hong Kong, held on:

Leases of between 10 to 50 years	4,009,966	3,817,381
Leases of over 50 years	48,530	26,338
	4,058,496	3,843,719

Including in the land use rights above, there are land use rights located in Singapore are classified as finance lease and amortized over 30 years using straight-line method. Movements of related land use rights are as follows:

	2010	2009
Beginning of the year
Cost	977,887	956,259
Accumulated amortization	(229,778)	(190,089)
Accumulated impairment loss	(222,580)	(217,658)
Net book value	525,529	548,512

Opening net book value	525,529	548,512
Amortization charge	(36,225)	(34,286)
Currency translation differences	26,887	11,303
Closing net book value	516,191	525,529

End of the year
Cost	1,029,915	977,887
Accumulated amortization	(279,301)	(229,778)
Accumulated impairment loss	(234,423)	(222,580)
Net book value	516,191	525,529

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

11.	LAND USE RIGHTS (CONT’D)

As of December 31, 2010, land use rights of the Company and its subsidiaries amounted to approximately RMB 28 million (2009: nil) were secured to a bank as collateral against a long-term loan of RMB 30 million (2009: nil) (Note 22).

12.	POWER GENERATION LICENCE

The movements in the carrying amount of power generation licence during the years are as follows:
	2010	2009
Beginning of the year	3,898,121	3,811,906
Movement:
Opening net book value	3,898,121	3,811,906
Currency translation differences	207,397	86,215
Closing net book value	4,105,518	3,898,121
End of the year	4,105,518	3,898,121

Impairment test of power generation licence

Power generation licence belongs to Tuas Power. The recoverable amount of the CGU is determined based on value-in-use calculation. Management has based their assessment of recoverable amount on value-in-use calculations which includes cash flow projections of the CGU in Singapore electricity market in the following 19 years, together with an appropriate terminal value. The period of cash flows beyond 5 years was considered reasonable in the circumstances given that it approximates the useful lives of the underlying operating assets.

Key assumptions used for value-in-use calculation:

Management has assessed that, amongst all assumptions used in the value-in-use calculations, the most sensitive key assumption is the discount rate which was arrived at based on weighted average cost of capital. The discount rate applied in determining the recoverable amounts of the CGU was 6.85% (2009: 6.92%). An absolute change in the discount rate of 0.5% (2009: 0.5%) would result in approximately RMB 1,520 million (2009: RMB 1,531 million) change in the recoverable amount of the CGU.

Other key assumptions include projection of its business performance based on estimation of future electricity tariffs, volume of electricity sold, fuel prices and other operating expenses, which are largely based on advices from the financial advisor engaged and an external study conducted by industry specialist to project the market demand and supply situation, as well as forward trend of electricity prices. On average, the growth and inflation rates of 2.5% and 2.7% were used in consideration of future expansion plans and new development projects as part of the long-term strategy. The growth rate applied did not exceed the long-term average growth rate of the Singapore market.

Based on the assessments, no impairment was provided for power generation licence.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
 (Amounts expressed in thousands of RMB unless otherwise stated)

13.	DERIVATIVE FINANCIAL INSTRUMENTS

Details of derivative financial instruments are as follows:

	As of December 31,
	2010	2009
Derivative financial assets
－Hedging instruments for cash flow hedge (fuel swap contracts)	144,289	151,286
－Hedging instruments for cash flow hedge (exchange forward contracts)	117	-
－Hedging instruments for cash flow hedge (interest rate swap contracts)	75,894	39,586
－Financial instruments at fair value through profit or loss (fuel swap contracts)	3,810	(4,123)
Total	224,110	186,749
Less: non-current portion
－Hedging instruments for cash flow hedge (fuel swap contracts)	15,486	5,277
－Hedging instruments for cash flow hedge (exchange forward contracts )	98	-
－Hedging instruments for cash flow hedge (interest rate swap contracts)	75,894	39,586
Total non-current portion	91,478	44,863
Current portion	132,632	141,886

Derivative financial liabilities
－Hedging instruments for cash flow hedge (fuel swap contracts)	3,399	(1,368)
－Hedging instruments for cash flow hedge (exchange forward contracts)	94,521	9,345
－Hedging instruments for cash flow hedge (interest rate swap contracts)	82,158	-
－Financial instruments at fair value through profit or loss (fuel swap contracts)	2,397	6,276
Total	182,475	14,253
Less: non-current portion
－Hedging instruments for cash flow hedge (fuel swap contracts)	582	-
－Hedging instruments for cash flow hedge (exchange forward contracts)	13,123	850
－Hedging instruments for cash flow hedge (interest rate swap contract)	82,158	-
Total non-current portion	95,863	850
Current portion	86,612	13,403

For the years ended December 31, 2009 and 2010, no material ineffective portion was recognized in the profit or loss arising from Hedging instruments for cash flow hedges.

The Company uses an interest rate swap contract to hedge its interest rate risk against one of its variable-rate loans. The notional principal amount of the outstanding interest rate swap contract at December 31, 2010 was US$ 400 million (RMB equivalents of RMB 2,649.08 million) (2009: US$ 400 million (RMB equivalents of RMB 2,731.28 million)). Through this arrangement, the Company pays an annual fixed interest of 4.40% while the original annual floating interest expense (6-month LIBOR+1%) attached in the loan is offset by the receivable leg of the interest rate swap. Such a swap is settled on a quarterly basis from September 2009 to September 2019.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

13.	DERIVATIVE FINANCIAL INSTRUMENTS (CONT’D)

TPG uses exchange forward contracts to hedge its foreign exchange risk arising from highly probable forecast purchase transactions. It also uses fuel oil swap contracts to hedge its fuel price risk arising from highly probable forecast purchases of fuel purchases.

TPG also uses various interest rate swap contracts to hedge floating semi-annual interest payments on borrowings with maturity dates up to 2020. The notional principal amount of these outstanding interest rate swap contracts at December 31, 2010 was SGD 1,346 million (RMB equivalents of RMB 6,888.62 million) (2009: Nil). Through these arrangements, TPG pays annual fixed interest determined by individual swap contracts while the original annual floating interest expense (6-month SIBOR + 1.65%) attached in the loan is offset by the receivable leg of these interest rate swap contracts. Such swap contracts are settled semi-annually from September 2010 to March 2020. As of December 31, 2010, these interest rate swap contracts are carried on the balance sheet as net financial assets of RMB 75.894 million (2009:nil).

The analysis of contractual cash inflows / (outflows) of major derivative financial instruments are as follows:

		Cash flows
	Carrying Amount	Contractual cash flows	Within 1 year	Between 1 and 5 years	After 5 years
As of December 31, 2010
Derivative financial assets
Fuel derivatives used for hedging (net settlement)	144,289	144,289	128,803	15,486	-
Forward exchange contracts used for hedging
- inflow		22,855	5,579	17,276	-
- outflow		(22,842)	(5,587)	(17,255)	-
	117	13	(8)	21	-
Net-settled interest rate swaps used for hedging
- net cash inflows/(outflows)	75,894	78,701	(90,388)	(77,252)	246,341
Fuel derivatives that do not qualify as hedges (net settlement)	3,810	3,810	3,810	-	-

Derivative financial liabilities
Fuel derivatives used for hedging (net settlement)	3,399	(3,399)	(2,817)	(582)	-
Forward exchange contracts used for hedging
- inflows		3,854,530	3,609,449	245,081	-
- outflows		(3,950,469)	(3,692,238)	(258,231)	-
	94,521	(95,939)	(82,789)	(13,150)	-

Net-settled interest rate swaps used for hedging
- net cash inflows/(outflows)	82,158	(69,965)	(74,596)	(64,089)	68,720
Fuel derivatives that do not qualify as hedges (net settlement)	2,397	(2,397)	(2,397)	-	-

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

13.	DERIVATIVE FINANCIAL INSTRUMENTS (CONT’D)

 The analysis of contractual cash inflows / (outflows) of major derivative financial instruments are as follows (cont’d):

		Cash flows
	Carrying Amount	Contractual cash flows	Within 1 year	Between 1 and 5 years	After 5 years
As of December 31, 2009
Derivative financial assets
Fuel derivatives used for hedging (net settlement)	151,286	151,286	146,012	5,274	-
Fuel derivatives that do not qualify as hedges (net settlement)	(4,123)	(4,123)	(4,123)	-	-
Derivative financial liabilities
Fuel derivatives used for hedging (net settlement)	(1,368)	1,368	1,368	-	-
Forward exchange contracts used for hedging
- inflow		2,684,751	2,641,444	43,307	-
- outflow		(2,712,479)	(2,668,293)	(44,186)	-
	9,345	(27,728)	(26,849)	(879)	-
Fuel derivatives that do not qualify as hedges (net settlement)	6,276	(6,276)	(6,276)	-	-

14.	GOODWILL

The movements in the carrying amount of goodwill during the years are as follows:

As of December 31, 2008
Cost	11,238,320
Accumulated impairment loss	(130,224)
Net book value	11,108,096
Movement in 2009:
Opening net book value	11,108,096
Acquisitions (Note 39)	263,708
Currency translation differences	239,194
Closing net book value	11,610,998
As of December 31, 2009
Cost	11,741,222
Accumulated impairment loss	(130,224)
Net book value	11,610,998

Movement in 2010:
Opening net book value	11,610,998
Acquisitions (Note 39)	467,980
Subsequent adjustment	(8,198)
Impairment charge	(5,276)
Currency translation differences	575,400
Closing net book value	12,640,904

As of December 31, 2010
Cost	12,776,404
Accumulated impairment loss	(135,500)
Net book value	12,640,904

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

14.	GOODWILL (CONT’D)

Impairment tests for goodwill

Goodwill is allocated to the CGUs of the Company and its subsidiaries.

The carrying amounts of major goodwill allocated to individual CGUs are as follows:

	2010	2009
PRC Power segment:
Yueyang Power Company	100,907	100,907
Pingliang Power Company	107,735	107,735
Beijing Co-generation	95,088	103,286
Yangliuqing Power Company	151,459	151,459
Zhanhua Co-generation	291,734	-
Yushe Power Company	-	5,276
Singapore segment:
Tuas Power	11,478,473	10,903,073

The recoverable amount of a CGU is determined based on value-in-use calculations. For domestic CGUs, these calculations use cash flow projections based on management’s financial budgets covering periods of no more five years. The Company expects cash flows beyond such periods will be similar to that of the respective final forcast years on existing production capacity. In connection to the goodwill attached to Tuas Power, management has based their assessment of recoverable amount on value-in-use calculations which includes cash flow projections of the CGU in Singapore electricity market in the following 19 years, together with an appropriate terminal value. The period of cash flows beyond 5 years was considered reasonable in the circumstances given that it approximates the useful lives of the underlying operating assets. On average, the growth and inflation rates of 2.5% and 2.7%, were used in consideration of future expansion plans and new development projects as part of the long-term strategy. The growth rate applied did not exceed the long-term average growth rate for the Singapore market.

Discount rates used for value-in-use calculations:

Yueyang Power Company	7.52%
Pingliang Power Company	7.52%
Tuas Power	6.85%
Beijing Co-generation	7.52%
Yangliuqing Power Company	7.52%
Zhanhua Co-generation	7.52%
Yushe Power Company	7.52%

Key assumptions used for value-in-use calculations:

Key assumptions applied in the impairment tests include the expected tariff rates, demands of electricity in specific regions where these power plants are located and fuel cost. Management determined these key assumptions based on past performance and its expectations on market development. The discount rates used reflect specific risks relating to individual CGUs. Management believes that any reasonably possible change in any of these key assumptions on which recoverable amounts of individual CGUs are based may cause carrying amounts of individual CGUs to exceed their recoverable amounts. Please refer to Note 4 and 12 for details of respective sensitivity analysis on domestic and oversea CGU impairment testing.

In 2010, based on the assessments, except for the goodwill arising from acquisition of Yushe Power Company, no goodwill was impaired. Due to the continuous increase in coal price and lower profitability, full impairment of related goodwill was provided based on the result of impairment test. In 2009, no goodwill was impaired.

In 2008, based on the assessments, except for the goodwill arising from acquisition of Huaiyin Power Company, no goodwill was impaired. The management expects to shut down generators of Huaiyin Power Company in the future, full impairment of related goodwill was provided based on the result of impairment test.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

15.	OTHER NON-CURRENT ASSETS

Details of other non-current assets are as follows:

	As of December 31,
	2010	2009
Prepayments for acquisitions*	3,834,774	-
Intangible assets **	388,705	403,074
Deferred housing loss	12,078	29,312
Prepayments for switchhouse and metering station	16,472	16,894
Prepaid connection fees	103,769	124,007
Prepaid territorial waters use right	142,981	146,042
Finance lease receivable	587,427	148,637
Others	305,360	155,130
Total	5,391,566	1,023,096

*Prepayments for acquisitions primarily represent prepayments for acquisitions of certain equity interests. Please refer to Note 37(a)(ii) for details.

**The intangible assets consist of software, patented technologies and land use rights granted by government. In 2010, impairment amounted to RMB 23.71 million was provided on patented technology (2009: nil).

16.	INVENTORIES

Inventories comprised:

	As of December 31,
	2010	2009
Fuel (coals and oil) for power generation	4,024,586	2,986,233
Materials and supplies	1,357,201	1,283,431
	5,381,787	4,269,664
Less: provision for inventory obsolescence	(191,352)	(185,678)
	5,190,435	4,083,986

Movements of provision for inventory obsolescence during the years are analyzed as follows:

	2010	2009
Beginning of the year	(185,678)	(145,549)
Acquisitions	-	(8,380)
Provision	-	(31,023)
Reversal	155	1,134
Write-offs	411	736
Currency translation differences	(6,240)	(2,596)
End of the year	(191,352)	(185,678)

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

17.	OTHER RECEIVABLES AND ASSETS

Other receivables and assets comprised the following:

	The Company and its subsidiaries
	As of 31 December
	2010	2009
Prepayments for inventories	926,602	783,672
Prepayments for constructions	457,593	407,920
Prepayments for investments	373,440	387,000
Prepaid income tax	76,429	40,815
Others	188,980	41,792
Total prepayments	2,023,044	1,661,199

Staff advances	15,558	13,032
Financial lease receivables	101,333	19,548
Fuel receivables	260,448	-
Others	656,130	618,851
Subtotal of other receivables	1,033,469	651,431

Less: provision for doubtful accounts	(42,045)	(38,628)
Total other receivables, net	991,424	612,803

VAT recoverable	2,761,570	2,194,938

Gross total	5,818,083	4,507,568
Net total	5,776,038	4,468,940

Please refer to Note 34 for details of other receivables and assets due from the related parties.

The gross amounts of other receivables of the Company and its subsidiaries are denominated in the following currencies:

	As of December 31,
	2010	2009
RMB	926,218	576,884
S$ (RMB equivalent)	53,760	74,144
US$ (RMB equivalent)	53,491	403
Total	1,033,469	651,431

Other receivables and assets do not contain significant impaired assets. Movements of provision for doubtful accounts during the years are analyzed as follows:

	2010	2009
Beginning of the year	(38,628)	(26,292)
Acquisitions	-	(15,602)
Provision	(5,457)	(1)
Reversal	2,040	18
Write-off	-	3,249
End of the year	(42,045)	(38,628)

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

17.	OTHER RECEIVABLES AND ASSETS (CONT’D)

As of December 31, 2010, there was no indication of impairment relating to other receivables which were not past due and no provision was made. Other receivables of RMB 86 million (2009: RMB 89 million) were past due but not impaired. These receivables were contracts bounded with repayment terms on demand. The ageing analysis of these other receivables was as follows:

	As of December 31,
	2010	2009
Between 1 to 2 years	10,375	28,455
Between 2 to 3 years	23,656	11,902
Over 3 years	51,991	48,743
	86,022	89,100

As of December 31, 2010, other receivables of RMB 48 million (2009: RMB 45 million) were impaired. The individually impaired receivables have been long outstanding without any repayment agreements in place or possibility of renegotiation. It was assessed that a portion of the receivables is expected to be recovered. The ageing of these other receivables was as follows:

	As of December 31,
	2010	2009
Over 3 years	48,140	44,874

18.	ACCOUNTS RECEIVABLE

Accounts receivable comprised the following:

	As of December 31,
	2010	2009
Accounts receivable	10,297,602	9,717,681
Notes receivable	636,542	351,630
	10,934,144	10,069,311
Less: provision for doubtful accounts	(25,008)	(26,408)
	10,909,136	10,042,903

The gross amounts of account receivables of the Company and its subsidiaries are denominated in the following currencies:

	As of December 31,
	2010	2009
RMB	9,754,539	9,167,806
S$ (RMB equivalent)	1,130,623	817,416
US$ (RMB equivalent)	48,982	84,089
Total	10,934,144	10,069,311

The Company and its subsidiaries usually grant about one month’s credit period to local power grid customers from the end of the month in which the sales are made, except for SinoSing Power which credit period ranged from 5 to 60 days from the dates of billings. Certain accounts receivables of Singapore subsidiaries are backed by bankers’ guarantees and/or deposit from customers. It is not practicable to determine the fair value of the collaterals that correspond to these accounts receivables.

As of December 31, 2010, accounts receivable of the Company and its subsidiaries of approximately RMB1, 513 million (2009: RMB 1,032 million) was secured to a bank as collateral against short-term loans of RMB 1,389 million (2009: RMB 698 million) (Note 28). As of December 31, 2010, notes receivable of the Company and its subsidiaries of approximately RMB10 million (2009: nil) was secured to a bank as collateral against notes payable of RMB 7 million (2009: nil) (Note 25).

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

18.	ACCOUNTS RECEIVABLE (CONT’D)

Movements of provision for doubtful accounts during the years are analyzed as follows:

	2010	2009
Beginning of the year	(26,408)	(25,589)
Provision	-	(1,110)
Reversal	667	416
Write-off	4	-
Currency translation differences	729	(125)
End of the year	(25,008)	(26,408)

Ageing analysis of accounts receivable was as follows:

	As of December 31,
	2010	2009
Within 1 year	10,904,522	10,035,455
Between 1 to 2 years	535	29,726
Between 2 to 3 years	24,957	-
Over 3 years	4,130	4,130
	10,934,144	10,069,311

As of December 31, 2010, the maturity period of the notes receivable ranged from 1 to 6 months (2009: from 3 to 7 months).

As of December 31, 2010, there was no indication of impairment relating to accounts receivable which were not past due and no provision was made. Accounts receivable of RMB18 million (2009: RMB 10 million) were past due but not impaired. These mainly related to overdue notes receivable which will be collected when related supporting documents are provided and certain accounts receivables of Singapore subsidiaries which are backed by bankers’ guarantees and/or deposit from customers.

The ageing analysis of these accounts receivable was as follows:

	As of December 31,
	2010	2009
2 months to 1 year	18,429	9,611

As of December 31, 2010, accounts receivable of RMB 25 million (2009: RMB 26 million) were impaired due to the bankruptcy of the clients. The amount of the provision was RMB 25 million as of December 31, 2010 (2009: RMB 26 million). The ageing of these accounts receivable was as follows:

	As of December 31,
	2010	2009

Less than 1 year	27	1,143
Between 1 to 2 years	489	25,265
Between 2 to 3 years	24,492	-
	25,008	26,408

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

19.	SHARE CAPITAL

	2010		2009
	Number of shares	Share capital	Number of shares	Share capital
		RMB ‘000		RMB ‘000
As of 1 January
A shares	9,000,000,000	9,000,000	9,000,000,000	9,000,000
Overseas listed foreign shares	3,055,383,440	3,055,383	3,055,383,440	3,055,383
Subtotal	12,055,383,440	12,055,383	12,055,383,440	12,055,383
Issuance of shares
A shares	1,500,000,000	1,500,000	-	-
Overseas listed foreign shares	500,000,000	500,000	-	-
Subtotal	2,000,000,000	2,000,000	-	-
As of 31 December
A shares	10,500,000,000	10,500,000	9,000,000,000	9,000,000
Overseas listed foreign shares	3,555,383,440	3,555,383	3,055,383,440	3,055,383
Total	14,055,383,440	14,055,383	12,055,383,440	12,055,383

In December 2010, the Company issued 1,500,000,000 A shares (par value of RMB 1.00 each) and 500,000,000 H shares (par value of RMB 1.00 each) through private placement, respectively. Net proceeds from the issuance amounted to RMB 10.274 billion after deducting issuance costs of RMB 107 million from gross proceeds of RMB 10.381 billion. The difference between the net proceeds and the addition to paid-in capital is recorded in capital surplus. In addition, the additions to other capital surplus mainly represented the capital funds allocated from government budget received from the Ministry of Finance of PRC through Huaneng Group.

All shares issued by the Company were fully paid. The holders of domestic shares and overseas listed foreign shares, with minor exceptions, are entitled to the same economic and voting rights. Of the issued A shares, 7,621,786,667 shares (2009: 6,121,786,667 shares) are still within the lock-up periods.

20.	SURPLUS RESERVES

According to the Company Law of the PRC, the Company’s articles of association and board resolutions, the Company appropriates 10% of each year’s net profit to the statutory surplus reserve. The Company has the option to cease provision for such reserve when it reaches 50% of the registered share capital. Upon the approval from relevant authorities, this reserve can be used to make up any losses incurred or to increase share capital. Except for offsetting against losses, this reserve cannot fall below 25% of the share capital after being used to increase share capital. According to the Company’s articles of association, the Company appropriated 10% of this year’s net profit under PRC GAAP to the statutory surplus reserve, amounting to RMB 354 million.

On 22 June 2010, upon the approval from the annual general meeting of the shareholders, the Company appropriated 10% of profit attributable to equity holders of the Company for the year ended December 31, 2009 determined under the PRC GAAP to the statutory surplus reserve amounting to RMB 508 million (2008: no appropriation made as a result of loss-making). Such appropriation was recorded in 2010 upon approval.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

20.	SURPLUS RESERVES (CONT’D)

Appropriation of discretionary surplus reserve is proposed by the Board of Directors, and approved by the general meeting of shareholders. This reserve can be used to make up any losses incurred in prior years or to increase the share capital after obtaining relevant approvals. For the years ended December 31, 2010, no provision was made to the discretionary surplus reserve (2009 and 2008: nil).

According to the articles of association, distributable profit of the Company is derived based on the lower of amounts determined in accordance with (a) PRC GAAP and (b) IFRS. The amount of distributable profit resulting from the current year operation for the year ended December 31, 2010 was approximately RMB 2.99 billion (2009: RMB 4.93 billion; 2008: nil). The cumulative balance of distributable profit as of December 31, 2010 was approximately RMB 13.979 billion (2009: RMB 13.831 billion).

21.	DIVIDENDS

On March 29, 2011, the Board of Directors proposed a cash dividend of RMB 0.20 per share, totaling approximately RMB 2,811 million. This proposal is subject to the approval of the shareholders at the annual general meeting. These financial statements do not reflect this dividends payable, which will be accounted for in shareholders’ equity as an appropriation of retained earnings for the year ending December 31, 2011.

On 22 June 2010, upon the approval from the annual general meeting of the shareholders, the Company declared 2009 final dividend of RMB 0.21 (2008 final: RMB 0.10) per ordinary share, totaled approximately RMB 2,528 million (2008 final: RMB 1,206 million).

22.	LONG-TERM LOANS

Long-term loans comprised the following:

	As of December 31,
	2010	2009
Loans from Huaneng Group (a)	800,000	800,000
Bank loans (b)	70,884,020	72,052,664
Other loans (c)	7,283,433	7,664,339
	78,967,453	80,517,003
Less: Current portion of long-term loans	(13,782,550)	(9,250,248)
	65,184,903	71,266,755

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

22.	LONG-TERM LOANS (CONT’D)

	(a)	Loans from Huaneng Group

Details of loans from Huaneng Group of the Company and its subsidiaries are as follows:

	As of December 31, 2010
	Original currency	RMB equivalent	Less: Current portion	Non-current portion	Annual interest rate
	‘000
Loans from Huaneng Group
Unsecured
RMB
- Fixed rate	800,000	800,000	-	800,000	4.05%-4.60%

	As of December 31, 2009
	Original currency	RMB equivalent	Less: Current portion	Non-current portion	Annual interest rate
	‘000
Loans from Huaneng Group
Unsecured
RMB
- Fixed rate	800,000	800,000	-	800,000	4.05%-4.60%

(b)	Bank loans

Details of bank loans of the Company and its subsidiaries are as follows:

	As of December 31, 2010
	Original currency	RMB equivalent	Less: Current portion	Non-current portion	Annual interest rate
	‘000
Bank loans
Secured
RMB
- Fixed rate	30,000	30,000	-	30,000	5.45%
Unsecured
RMB
- Fixed rate	48,127,488	48,127,488	(10,178,375)	37,949,113	3.51%-5.94%
US$
- Fixed rate	130,863	866,665	(627,083)	239,582	5.95%-6.97%
- Variable rate	810,614	5,368,452	(459,399)	4,909,053	0.51%-2.94%
S$
- Variable rate	3,057,689	15,652,617	(286,275)	15,366,342	2.15%-2.46%
€
- Fixed rate	95,247	838,798	(82,283)	756,515	2.00%-2.15%
		70,884,020	(11,633,415)	59,250,605

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

22.	LONG-TERM LOANS (CONT’D)

	(b)	Bank loans (cont’d)

	As of December 31, 2009
	Original currency	RMB equivalent	Less: Current portion	Non-current portion	Annual interest rate
	‘000
Bank loans
Unsecured
RMB
- Fixed rate	48,971,239	48,971,239	(8,316,379)	40,654,860	3.60%-7.56%
US$
- Fixed rate	225,791	1,541,744	(648,187)	893,557	5.95%-6.97%
- Variable rate	816,208	5,573,234	(43,204)	5,530,030	1.44%-3.57%
S$
- Variable rate	3,074,120	14,941,760	(77,444)	14,864,316	2.41%-2.46%
€
- Fixed rate	104,591	1,024,687	(91,539)	933,148	2.00%-2.15%
		72,052,664	(9,176,753)	62,875,911

As of December 31, 2010, a long-term loan of RMB 30 million (2009: nil) is secured by land use rights of the Company and its subsidiaries with net book value amounting to RMB 28 million (2009: nil).

(c)	Other loans

Details of other loans of the Company and its subsidiaries are as follows:

	As of December 31, 2010
	Original currency	RMB equivalent	Less: Current portion	Non-current portion	Annual interest rate
	‘000
Other loans
Unsecured
RMB
- Fixed rate	7,230,000	7,230,000	(2,130,000)	5,100,000	4.05%-4.86%
US$
- Variable rate	1,429	9,461	(9,461)	-	0.93%-1.18%
S$
- Variable rate	6,700	34,298	-	34,298	4.25%
JPY
- Variable rate	119,048	9,674	(9,674)	-	0.66%-0.85%
		7,283,433	(2,149,135)	5,134,298

	As of December 31, 2009
	Original currency	RMB equivalent	Less: Current portion	Non-current portion	Annual interest rate
	‘000
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

As of December 31, 2010, the balance of other long-term loans that drawn from Huaneng Finance amounted to approximately RMB 230 million (2009: RMB 230 million) with annual interest rate of 4.86% (2009: 4.86%).

As of December 31, 2009, the balance of other long-term loans that drawn from Huaneng New Energy Industrial Holding Limited Company (“Huaneng New Energy”) amounted to approximately RMB 343 million with annual interest rate of 5.35%. Such loans were repaid during 2010.

The maturity of long-term loans is as follows:

	Loans from Huaneng Group		Bank loans		Other loans
	As of December 31,		As of December 31,		As of December 31,
	2010	2009	2010	2009	2010	2009
1 year or less	-	-	11,633,415	9,176,753	2,149,135	73,495
More than 1 year but not more than 2 years	-	-	9,430,148	11,200,847	5,100,000	2,184,960
More than 2 years but not more than 3 years	800,000	-	6,416,367	9,362,619	-	5,136,420
More than 3 years but not more than 4 years	-	800,000	4, 693,465	4,021,916	-	36,420
More than 4 years but not more than 5 years	-	-	2,724,282	4,665,916	-	36,420
More than 5 years	-	-	35,986,343	33,624,613	34,298	196,624
	800,000	800,000	70,884,020	72,052,664	7,283,433	7,664,339
Less: amount due within 1 year included under current liabilities	-	-	(11,633,415)	(9,176,753))	(2,149,135)	(73,495)
	800,000	800,000	59,250,605	62,875,911	5,134,298	7,590,844

The analysis of the above is as follows:

	As of December 31,
	2010	2009
Loans from Huaneng Group
- Wholly repayable within five years	800,000	800,000

Bank loans
- Wholly repayable within five years	25,869,171	30,509,912
- Not wholly repayable within five years	45,014,849	41,542,752
	70,884,020	72,052,664
Other loans
- Wholly repayable within five years	7,249,135	7,285,614
- Not wholly repayable within five years	34,298	378,725
	7,283,433	7,664,339

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

22.	LONG-TERM LOANS (CONT’D)

The interest payment schedule of long-term loans in the future years are summarized as follows:

	As of December 31,
	2010	2009

1 year or less	3,209,859	3,702,854
More than 1 year but not more than 2 years	2,394,177	2,815,074
More than 2 years but not more than 5 years	5,104,702	5,094,834
More than 5 years	7,603,726	7,236,737

Total	18,312,464	18,849,499

23.	LONG-TERM BONDS

The Company issued bonds with maturity of 5 years, 7 years and 10 years in December 2007 with face values of RMB 1 billion, RMB 1.7 billion and RMB 3.3 billion bearing annual interest rates of 5.67%, 5.75% and 5.90%, respectively. The total actual proceeds received by the Company were approximately RMB5.885 billion. These bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rates of those bonds are 6.13%, 6.10% and 6.17%, respectively. Interests paid per annum during the tenure of the bonds are RMB 57 million, RMB 98 million and RMB 195 million. As of December 31, 2010, interest payables for these bonds above amounted to approximately RMB 6.79 million (2009: RMB 6.79 million).

The Company also issued bonds with maturity of 10 years in May 2008 with face value of RMB4 billion bearing annual interest rate of 5.20%. The actual proceeds received by the Company were approximately RMB 3.933 billion. These bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rate of bond is 5.42%. Interest paid per annum during the tenure of the bonds is RMB 208 million. As of December 31, 2010, interest payable for these bonds above amounted to approximately RMB 134.19 million (2009: RMB 134.19 million).

Please refer to Note 34(c) for details of long-term bonds of the Company guaranteed by HIPDC and government-related banks.

The Company issued medium-term notes with maturity of 5 years in May 2009 with face value of RMB 4 billion bearing annual interest rate of 3.72%. The actual proceeds received by the Company were approximately RMB 3.940 billion. These notes are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the notes fall due. The annual effective interest rate of these notes is 4.06%. Interest paid per annum during the tenure of the notes is RMB 149 million. As of December 31, 2010, interest payable for these notes above amounted to approximately RMB 94.17 million (2009: RMB 94.17 million).

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

24.	OTHER NON-CURRENT LIABILITIES

	As of December 31,
	2010	2009
Environmental subsidies(a)	608,369	610,161
Other	189,189	140,208
	797,558	750,369

(a) Such grants represented primarily subsidies for the construction of desulphurization equipment and other environmental protection projects.

In 2010, the government grants which were credited to the statement of comprehensive income amounted to RMB 61.53 million (2009: RMB 53.33 million).

25.	ACCOUNTS PAYABLE AND OTHER LIABILITIES

Accounts payable and other liabilities comprised:

	As of December 31,
	2010	2009
Accounts and notes payable	5,415,145	4,386,461
Amounts received in advance	957,204	932,625
Payables to contractors for construction	10,400,153	6,745,033
Consideration payables for acquisitions	309,111	-
Accrued interests	577,023	558,494
Accrued pollutants discharge fees	89,590	75,303
Accrued water-resources fees	19,778	59,272
Accrued service fee of intermediaries	45,235	43,217
Others	1,742,082	1,724,215
	19,555,321	14,524,620

Please refer to Note 34 for details of accounts payable and other liabilities due to the related parties.

As of December 31, 2010, notes payable of RMB 7 million (2009: nil) were secured by notes receivable of the Company and its subsidiaries with net book value amounting to RMB 10 million (2009: nil) (Note 18).

The carrying amounts of financial liabilities included in accounts payable and other liabilities of the Company and its subsidiaries are denominated in the following currencies:

	As of December 31,
	2010	2009
RMB	17,665,058	12,600,051
S$ (RMB equivalent)	383,582	433,844
US$ (RMB equivalent)	512,432	525,152
JPY (RMB equivalent)	36,254	32,948
EUR(RMB equivalent)	503	-
GBP (RMB equivalent)	87	-
AUD(RMB equivalent)	201	-
Total	18,598,117	13,591,995

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

25.	ACCOUNTS PAYABLE AND OTHER LIABILITIES (CONT’D)

The ageing analysis of accounts and notes payable was as follows:

	As of December 31,
	2010	2009
Accounts and notes payable
Within 1 year	5,357,560	4,365,569
Between 1 to 2 years	26,703	5,875
Over 2 years	30,882	15,017
Total	5,415,145	4,386,461

26.	TAXES PAYABLE

Taxes payable comprise:

	As of December 31,
	2010	2009
VAT payable	333,623	237,422
Income tax payable	280,917	292,509
Others	129,683	120,869
	744,223	650,800

27.	SHORT-TERM BONDS

The Company issued unsecured short-term bonds amounting to RMB 5 billion bearing annual interest rate of 3.20% in July 2010. Such bonds are denominated in RMB and issued at face value and will mature in 365 days from the issuance date. The annual effective interest rate of these bonds is 3.61%. As of December 31, 2010, interest payables for these bonds above amounted to approximately RMB 80.22 million.

The Company issued unsecured short-term bonds with face values of RMB 5 billion, RMB 5 billion and RMB 5 billion bearing annual interest rates of 1.88%, 2.32% and 2.55% in February 2009, September 2009 and March 2010, respectively. Such bonds are denominated in RMB, issued at face value and matured in 365 days, 270 days and 270 days from the issuance dates, respectively. The annual effective interest rates of these bonds are 2.29%, 2.87% and 3.11%, respectively. As of December 31, 2010, such short-term bonds were fully repaid on schedule.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

28.	SHORT-TERM LOANS

Short-term loans are as follows:
	As of December 31, 2010			As of December 31, 2009
	Original currency	RMB equivalent	Annual interest rate	Original currency	RMB equivalent	Annual interest rate
	‘000			‘000
Secured
RMB
- Fixed rate	1,389,450	1,389,450	3.89%-4.13%	698,362	698,362	3.89%-4.54%
- Fixed rate-discounted notes receivable	10,000	10,000	2.40%-5.04%	141,594	141,594	2.28%-5.70%
		1,399,450			839,956
Unsecured
RMB
- Fixed rate	42,647,734	42,647,734	3.79%-5.72%	23,885,000	23,885,000	3.79%-7.47%
S$
- Variable rate	-	-	-	1,000	4,860	1.81%-2.10%
		42,647,734			23,889,860
		44,047,184			24,729,816

As of December 31, 2010, short-term loans of RMB 1,389 million (2009: RMB 698 million) were secured by accounts receivable of the Company with net book value amounting to RMB 1,513 million (2009: RMB 1,032 million).

As of December 31, 2010, short-term loans of RMB 10 million (2009: RMB 142 million) represented the discounted notes receivable with recourse. As these notes receivable were yet to mature, the proceeds received were recorded as short-term loans.

As of December 31, 2010, short-term loans from Huaneng Finance amounted to RMB 605 million (2009: RMB 100 million). For the year ended December 31, 2010, the annual interest rate for these loans was 4.78% (2009: from 4.78% to 6.72%).

As of December 31, 2010, short-term loans from Huaneng Guicheng Trust Co., Ltd. (“Huaneng Guicheng Trust”) amounted to RMB 3,180 million (2009: nil). For the year ended December 31, 2010, the annual interest rates for these loans ranged from 4.35% to 4.94% (2009: nil).

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

29.	DEFERRED INCOME TAX

Periods which deferred income tax assets and liabilities are expected to recover and realize are as follows:

	As of December 31,
	2010	2009

Deferred income tax assets:
- Deferred income tax assets to be recovered after more than 12 months	881,265	771,134
- Deferred income tax assets to be recovered within 12 months	321,232	285,599
	1,202,497	1,056,733

Deferred income tax liabilities:
- Deferred income tax liabilities to be realized after more than 12 months	(2,413,676)	(2,359,869)
- Deferred income tax liabilities to be realized within 12 months	(82,733)	(161,493)
	(2,496,409)	(2,521,362)

	(1,293,912)	(1,464,629)

The offset amounts of deferred income tax assets and liabilities are as follows:

	As of December 31,
	2010	2009

Deferred income tax assets	672,475	374,733
Deferred income tax liabilities	(1,966,387)	(1,839,362)

	(1,293,912)	(1,464,629)

The gross movement on the deferred income tax accounts is as follows:
	2010	2009

Beginning of the year	(1,464,629)	(1,054,873)
Acquisitions (Note 39)	(92,655)	(279,569)
Credited to profit or loss (Note 31)	217,687	295,372
(Charged) / Credited to other comprehensive income	120,819	(392,430)
Currency translation differences	(75,134)	(33,129)

End of the year	(1,293,912)	(1,464,629)

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

The movements in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdictions, are as follows:
Deferred income tax assets:

	Hedging reserve	Amortization of land use rights	Provision for impairment losses	Depreciation	Accrued expenses	VAT refund on purchase of domestically manufactured equipment	Deductible tax losses	Others	Total

As of January 1, 2009	102,265	16,416	33,921	39,783	13,242	111,259	336,785	117,235	770,906
Acquisitions	-	-	9,000	29,738	-	-	-	5,401	44,139
Credited / (Charged) to profit or loss	5,405	(294)	166,790	(1,555)	72,670	235,111	(182,437)	52,994	348,684
Charged to other comprehensive income	(106,150)	-	-	-	-	-	-	-	(106,150)
Currency translation differences	(1,520)	-	431	75	-	-	-	168	(846)
As of December 31, 2009	-	16,122	210,142	68,041	85,912	346,370	154,348	175,798	1,056,733
(Charged) / Credited to profit or loss	-	(324)	392	6,297	72,678	6,105	12,956	26,112	124,216
Credited to other comprehensive income	20,540	-	-	-	-	-	-	-	20,540
Currency translation differences	-	-	460	168	-	-	-	380	1,008
As of December 31, 2010	20,540	15,798	210,994	74,506	158,590	352,475	167,304	202,290	1,202,497

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

Deferred income tax liabilities:

	Hedging reserve	Fair value gains	Amortization of goodwill and negative goodwill	Amortization of land use rights	Depreciation	Power generation licence	Others	Total

As of January 1, 2009	-	(87,621)	(110,484)	(135,535)	(775,515)	(681,971)	(34,653)	(1,825,779)
Acquisitions	-	-	-	(273,469)	(50,239)	-	-	(323,708)
Credited/(Charged) to profit or loss	-	-	47,988	8,909	(154,090)	37,536	6,345	(53,312)
Charged to other comprehensive income	(28,291)	(257,989)	-	-	-	-	-	(286,280)
Currency translation differences	-	-	-	(1,307)	(16,760)	(14,216)	-	(32,283)
As of December 31, 2009	(28,291)	(345,610)	(62,496)	(401,402)	(996,604)	(658,651)	(28,308)	(2,521,362)
Acquisitions	-	-	-	(32,593)	(60,062)	-	-	(92,655)
(Charged) / Credited to profit or loss	(5,483)	-	53,238	4,883	39,347	-	1,486	93,471
Credited to other comprehensive income	14,212	86,067	-	-	-	-	-	100,279
Currency translation differences	(1,013)	-	-	(214)	(39,876)	(35,043)	4	(76,142)
As of December 31, 2010	(20,575)	(259,543)	(9,258)	(429,326)	(1,057,195)	(693,694)	(26,818)	(2,496,409)

Deferred income tax assets are recognized for tax loss carried-forwards to the extent that the realization of the related tax benefits through the future taxable profits is probable. The Company and its subsidiaries did not recognize deferred income tax assets in respect of certain losses that can be carried forward against future taxable income. The expiry dates of such tax losses which no deferred income tax assets recognized are summarized as follows:

	As of December 31,
	2010	2009

Year of expiry

2012	2,432	2,432
2013	823,245	710,974
2014	513,994	481,107
2015	954,813	N/A
	2,294,484	1,194,513

30.	ADDITIONAL FINANCIAL INFORMATION ON BALANCE SHEETS

As of December 31, 2010, the net current liabilities of the Company and its subsidiaries amounted to approximately RMB 52,081 million (2009: RMB 35,392 million). On the same date, total assets less current liabilities were approximately RMB 144,301 million (2009: RMB 138,306 million).

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

31.	INCOME TAX EXPENSE

Income tax expense comprised:

	For the year ended December 31,
	2010	2009	2008

Current income tax expense	1,060,362	889,159	48,565
Deferred income tax (Note 29)	(217,687)	(295,372)	(288,288)
	842,675	593,787	(239,723)

No Hong Kong profits tax has been provided as there were no estimated assessable profits in Hong Kong for the year (2009: nil). The reconciliation of the effective income tax rate from the statutory income tax rate is as follows:

	For the year ended December 31,
	2010	2009	2008

Average statutory tax rate	22.05%	20.82%	20.06%
Effect of tax holiday	-	(1.54%)	(1.21%)
Tax credit relating to domestically manufactured equipment*	(5.07%)	-	(2.52%)
Deductible tax loss not recognized as deferred income tax assets in the current year	4.55%	1.76%	(9.67%)
Utilization of previously unrecognized tax losses	-	(7.18%)	-
Impact of the tax rate differential on existing deferred income tax balance	(0.73%)	(3.52%)	1.32%
Income not subject to tax	(4.01%)	(2.39%)	0.29%
Expenses not deductible for income tax purposes	3.51%	2.43%	(2.81%)
Others	(0.06%)	0.03%	(0.46%)

Effective tax rate	20.24%	10.41%	5.00%

*This represented tax credit granted to certain power plants on their purchases of certain domestically manufactured equipment upon the approval of the tax bureaus.

The average statutory tax rate for the years ended December 31, 2010, 2009 and 2008 represented the weighted average tax rate of the Company and its subsidiaries calculated on the basis of the relative amounts of profit before imcome tax expense and the applicable statutory tax rates.

There was no tax holiday impact for the year ended December 31, 2010. The aggregated effect of the tax holiday was approximately RMB 88 million for the year ended December 31, 2009 (2008: 58 million).

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

32.	EARNINGS / (LOSS) PER SHARE

The basic earnings / (loss) per share is calculated by dividing the consolidated net profit / (loss) attributable to the equity holders of the Company by the weighted average number of the Company’s outstanding ordinary shares during the year:

	2010	2009	2008
Consolidated net profit / (loss) attributable to shareholders of the Company	3,347,985	4,929,544	(3,937,688)
Weighted average number of the Company’s outstanding ordinary shares (‘000)	12,107,438	12,055,383	12,055,383
Basic earnings /(loss) per share (RMB)	0.28	0.41	(0.33)

There was no dilutive effect on earnings per share since the Company had no dilutive potential ordinary shares for the years ended December 31, 2010, 2009 and 2008.

33.	NOTES TO CONSOLIDATED STATEMENT OF CASH FLOWS

Bank balances and cash comprised the following:

	As of December 31,
	2010	2009	2008

Restricted cash	121,471	225,068	199,248
Cash and cash equivalents	9,426,437	5,226,982	5,566,625
Total	9,547,908	5,452,050	5,765,873

The bank balances and cash of the Company and its subsidiaries are denominated in the following currencies:
	As of December 31,
	2010	2009	2008

RMB	4,432,568	3,391,121	4,438,146
S$(RMB equivalent)	1,887,958	1,579,518	1,164,861
US$ (RMB equivalent)	1,208,447	475,458	156,762
JPY(RMB equivalent)	6,557	5,953	6,104
HK$ (RMB equivalent)	2,012,378	-	-

Total	9,547,908	5,452,050	5,765,873

For the year ended December 31, 2010, the material non-cash transaction included the transfer property, plant and equipment under a finance lease arrangement mentioned in Note 7. There is no material non-cash transaction for the year ended December 31, 2009 and 2008.

Undrawn borrowing facilities

As of December 31, 2010, the Company and its subsidiaries had undrawn unsecured borrowing facilities amounting to approximately RMB 105.48 billion (2009: RMB 27.96 billion). Management expects to drawdown the available facilities in accordance with the level of working capital and / or planned capital expenditure of the Company and its subsidiaries.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

34.	RELATED PARTY BALANCES AND TRANSACTIONS

The related parties of the Company and its subsidiaries that had transactions with the Company and its subsidiaries are as follows:

Names of related parties	Nature of relationship

Huaneng Group	Ultimate parent company

HIPDC	Parent company

Xi’an Thermal Power Research Institute Co., Ltd. (“Xi’an Thermal”) and its subsidiaries	Subsidiaries of Huaneng Group

HEC and its subsidiaries	Subsidiaries of Huaneng Group

Huaneng New Energy	A subsidiary of Huaneng Group

Huaneng Guicheng Trust	A subsidiary of Huaneng Group

Huaneng Hulunbeier Energy Development Company Ltd. (“Hulunbeier Energy”)	A subsidiary of Huaneng Group

Hebei Huaneng Industrial Development Limited Liability Company	A subsidiary of Huaneng Group

Gansu Huating Coal and Power Co., Ltd.	A subsidiary of Huaneng Group

Inner Mongolia Power Fuel Co. Ltd.	A subsidiary of Huaneng Group

Huaneng Hainan Power Co., Ltd.	A subsidiary of Huaneng Group

Huaneng Suzhou Thermoelectric Power Company Ltd.	A subsidiary of Huaneng Group

Huaneng Building Construction and Management Co., Ltd.	A subsidiary of Huaneng Group

Huaneng Heilongjiang Power Generation Co., Ltd.	A subsidiary of Huaneng Group

Alltrust Insurance Company of China Limited	A subsidiary of Huaneng Group

Shandong Huaneng Power Generation Co., Ltd.	A subsidiary of Huaneng Group

Huaneng Tibet Power Generation Co., Ltd.	A subsidiary of Huaneng Group

Huaneng Wuhan Power Co.,Ltd.	A subsidiary of Huaneng Group

North United Power Coal Transportation and Marketing Co., Ltd.	A subsidiary of Huaneng Group

Huaneng Group Technology Innovation Center	A subsidiary of Huaneng Group

Huaneng Jinan Huangtai Power Generation Co., Ltd.	A subsidiary of Huaneng Group

Huaneng Ruijin Power Generation Co., Ltd.	A subsidiary of HIPDC

Rizhao Power Company	An associate of the Company

Huaneng Finance	An associate of the Company

Lime Company	An associate of a subsidiary

China Huaneng (Group) Baiyanghe Power Plant (“Baiyanghe Power Plant”)	A branch of Huaneng Group

Government-related enterprises*	Related parties of the Company

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

34.	RELATED PARTY BALANCES AND TRANSACTIONS (CONT’D)

*Huaneng Group is a state-owned enterprise. In accordance with the revised IAS 24, ‘Related Party Disclosures’, government-related enterprises, other than entities under Huaneng Group, which the PRC government has control, joint control or significant influence over are also considered as related parties of the Company and its subsidiaries (“other government-related enterprises”).

The majority of the business activities of the Company and its subsidiaries are conducted with other government-related enterprises. For the purpose of the related party balances and transactions disclosure, the Company and its subsidiaries have established procedures to determine, to the extent possible, the identification of the ownership structure of its customers and suppliers as to whether they are government-related enterprises. However, many government-related enterprises have a multi-layered corporate structure and the ownership structures change over time as a result of transfers and privatization programs. Nevertheless, management believes that all material related party balances and transactions have been adequately disclosed.

In addition to the related party information shown elsewhere in these financial statements, the following is a summary of significant related party transactions entered into in the ordinary course of business between the Company and its subsidiaries and their related parties during the year and significant balances arising from related party transactions as of year end.

(a)	Related party balances

	(i)	Cash deposits in a related party

	As of December 31,
	2010	2009
Deposits in Huaneng Finance
- Savings deposit	1,774,738	2,742,184

For the year ended December 31, 2010, the annual interest rates for these savings deposits placed with Huaneng Finance ranged from 0.36% to 1.35% (2009 and 2008: from 0.36% to 1.35% and 0.36% to 1.44%).

(ii)	As described in Note 22, certain loans of the Company and its subsidiaries were borrowed from Huaneng Group.

(iii)	As described in Notes 22 and 28, certain loans of the Company and its subsidiaries were borrowed from Huaneng Finance.

(iv)
As of December 31, 2010 and 2009, the balances with Huaneng Group, HIPDC, subsidiaries, associates, a jointly controlled entity and other related parties are unsecured, non-interest bearing and receivable/repayable within one year. As of and for the years ended December 31, 2010, 2009 and 2008, no provision is made on receivable balances from these parties.

Other receivables and assets comprised the following balances due from the related parties:

	As of December 31,
	2010	2009

Prepayments to HIPDC	-	119,590
Prepayments to associates	92,487	37,712
Prepayments to other related parties	6,802	22,338
Other receivables from other related parties	211,904	-
Total	311,193	179,640

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

34.	RELATED PARTY BALANCES AND TRANSACTIONS (CONT’D)

	(a)	Related party balances (cont’d)

Accounts payable and other liabilities comprised the following balances due to the related parties:

	As of December 31,
	2010	2009
Due to Huaneng Group	1,894	280,250
Due to HIPDC	33,844	50,800
Due to associates	13,160	7,045
Due to a joint controlled entity	110,012	-
Due to other related parties	619,498	676,316
Total	778,408	1,014,411

(v)
As of December 31, 2010, including in long-term loans (including current portion) and short-term loans are loans payablto other government-related enterprises amounting to RMB 115,202 million (2009: RMB 99,379 million).

The balances with government-related enterprises also included substantially all the accounts receivable of domestic power plants from government-related power grid companies, most of the bank deposits which placed in government-related financial institutions as well as accounts payables and other payables arising from the purchases of coal and property, plant and equipment construction and related labor employed with the government-related enterprises. These balances are unsecured, non-interest bearing and receivable/repayable within one year.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

34.	RELATED PARTY BALANCES AND TRANSACTIONS (CONT’D)

	(b)	Related party transactions

	For the year ended December 31,
	2010	2009	2008

Huaneng Group
Management service fee income for management services rendered to certain power plants	-	-	39,162
Interest expense on long-term loans	(34,674)	(52,969)	(139,249)
Acquisition of 100% equity interest in SinoSing Power	-	-	(7,080,055)
Acquisition of 55% equity interest in Yangliuqing Power Company (Note 39)	-	(1,076,000)	-
Acquisition of 30% equity interest in Hainan Nuclear Power	(174,000)		-
HIPDC
Management service fee income for management services rendered to certain power plants	-	-	14,084
Service fees expenses on transmission and transformer facilities	(140,771)	(140,771)	-
Rental charge on land use rights of Huaneng Nanjing Power Plant	(1,334)	(1,334)	(1,334)
Rental charge on office building	(9,267)	(26,600)	(26,000)
Acquisition of 41% equity interest in Beijing Co-generation (Note 39)	-	(1,175,117)	-
Baiyanghe Power Plant
Cost incurred for substituted power arrangement	-	-	15,162
Huaneng Finance
Drawdown of short-term loans	605,000	100,000	1,590,000
Drawdown of long-term loans	-	-	130,000
Interest expense on short-term loans	(17,714)	(40,880)	(115,180)
Interest expense on long-term loans	(11,355)	(7,648)	(502)
Huaneng New Energy
Acquisition of 65% equity interest in Qidong Wind Power (Note 39)	-	(103,000)	-
Interest expense on long-term loans	(3,922)	(4,483)	-
Agency fee on CDM projects	(700)	-	-
HEC and its subsidiaries
Purchase of coal and service fee occurred for transportation	(1,995,787)	(1,099,754)	(4,198,340)
Purchase of equipment	(596,234)	(811,838)	(458,015)
Acquisition of 50% equity interest in Shanghai Time Shipping	(1,058,000)	-	-
Sale of coal to HEC and its subsidiaries	-	-	13,916
Lime Company
Purchase of lime	(104,636)	(92,392)	(73,188)

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

34.	RELATED PARTY BALANCES AND TRANSACTIONS (CONT’D)

	(b)	Related party transactions (cont’d)

	For the year ended December 31,
	2010	2009	2008
Xi’an Thermal and its subsidiaries
Technical services and industry-specific technological project contracting services obtained	(207,779)	(158,658)	(217,140)
Purchase of equipment	(101,483)	(64,177)	-
Hulunbeier Energy
Purchase of coal from Hulunbeier Energy	(839,462)	(1,195,212)	(167,153)
Rizhao Power Company
Purchase of coal	(2,079,342)	(1,517,257)	(8,296)
Agency fee income from purchase of coal	-	8,084	-
Purchase of materials	(49,513)	-	-
Purchase of electricity	(4,443)	-	-
Sales of coal	119,757	-	-
Other subsidiaries of Huaneng Group
Agency income of the purchase of coal	-	28,680	-
Huaneng Hainan Power Co.,Ltd.
Sales of coal	71,526	-	-
Huaneng Suzhou Thermoelectric Power Company Ltd.
Sale of coal	90,593	-	-
Huaneng Wuhan Power Co.,Ltd.
Sales of coal	34,049	-	-
Huaneng Ruijin Power Generation Co., Ltd.
Sale of coal	681,372	-	-
Huaneng Building Construction and Management Co., Ltd.
Rental charge on office building	(65,295)	-	-
Hebei Huaneng Industrial Development Limited Liability Company
Purchase of coal	(8,185)	-	-
Inner Mongolia Power Fuel Co., Ltd.
Purchase of coal	(68,666)	-	-
North United Power Coal Transportation and Marketing Co., Ltd.
Purchase of coal	(21,755)	-	-
Gansu Huating Coal and Power Co., Ltd.
Purchase of coal	(1,463,619)	(396,642)	-
Huaneng Heilongjiang Power Generation Co., Ltd.
Service fee relating to the purchase of equipment	(520)	-	-
Huaneng Guicheng Trust
Drawdown of short-term loans	3,180,000	-	-
Interest expense on short-term loans	(55,150)	-	-

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

34.	RELATED PARTY BALANCES AND TRANSACTIONS (CONT’D)

	(b)	Related party transactions (cont’d)

	For the year ended December 31,
	2010	2009	2008
Huaneng Jinan Huangtai Power Generation Co., Ltd.
Purchase of power generation quota	(7,685)	-	-
Alltrust Insurance Company of China Limited
Premiums for property insurance	(138,208)	-	-
Huaneng Tibet Power Generation Co., Ltd.
Purchase of vehicles	(2,118)	-	-
Labor services	877	-	-
Huaneng Group Technology Innovation Center
Technical services and industry-specific technological project contracting services obtained	(47,210)	(42,400)	-

In addition, during the year, the Company provides management service to certain power plants owned by Huaneng Group and HIPDC. The Company did not receive any management fee. At the same time, Shandong Huaneng Power Generation Co., Ltd. provided management services to certain branches and subsidiaries of the Company which located in Shandong Province. The Company did not pay any management fee for such arrangements.

Transactions with government-related enterprises

For the years ended December 31, 2010, 2009 and 2008, the Company and its domestic subsidiaries sold substantially all their products to local government-related power grid companies. Please refer to Note 5 for details of sales information to major power grid companies. The Company and its domestic subsidiaries maintained most of its bank deposits in government-related financial institutions while lenders of most of the Company and its subsidiaries’ loans are also government-related financial institutions, associated with the respective interest income or interest expense incurred.

For the years ended December 31, 2010, 2009 and 2008, other collectively-significant transactions with government-related enterprises also included a large portion of fuel purchases, property, plant and equipment construction and related labor employed.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

34.	RELATED PARTY BALANCES AND TRANSACTIONS (CONT’D)

	(c)	Guarantees

	As of December 31,
	2010	2009
(i) Long-term loans guaranteed by
- Huaneng Group	964,995	1,349,547
- HIPDC	2,552,052	3,015,661
- Government-related enterprises	310,000	-
- Government-related bank	1,998,734	-

(ii) Long-term bonds guaranteed by
- HIPDC	4,000,000	4,000,000
- Government-related banks	6,000,000	6,000,000

(d)             Pre-tax benefits and social insurance of key management personnel

	For the year ended December 31,
	2010	2009	2008

Salaries	7,579	7,105	7,121

Pension	1,039	1,101	1,539

Total	8,618	8,206	8,660

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

35.	LABOR COST

Other than the salaries and staff welfare, the labor cost of the Company and its subsidiaries mainly comprises the following:

All PRC employees of the Company and its subsidiaries are entitled to a monthly pension upon their retirements. The PRC government is responsible for the pension liability to these employees on retirement. The Company and its subsidiaries are required to make contributions to the publicly administered retirement plan for their PRC employees at a specified rate, currently set at 14% to 22% (2009 and 2008: 18% to 22%) of the basic salary of the PRC employees. The retirement plan contributions paid by the Company and its subsidiaries for the year ended December 31, 2010 were approximately RMB 394 million (2009 and 2008: RMB 343 million and RMB 311 million), including approximately RMB 382 million (2009 and 2008: RMB 329 million and RMB 300 million) charged to profit or loss.

In addition, the Company and its subsidiaries have also implemented a supplementary defined contribution retirement scheme for PRC employees. Under this scheme, the employees are required to make a specified contribution based on the number of years of service with the Company and its subsidiaries, and the Company and its subsidiaries are required to make a contribution equal to two to four times the employees’ contributions. The employees will receive the total contributions upon their retirement. For the year ended December 31, 2010, the contributions to supplementary defined contribution retirement scheme paid by the Company and its subsidiaries amounted to approximately RMB 114 million (2009 and 2008: RMB 143 million and RMB 203 million), including approximately RMB 110 million (2009 and 2008: RMB 137 million and RMB 195 million) charged to profit or loss.

SinoSing Power and its subsidiaries in Singapore appropriate a specified rate, currently set at 5% to 15% (2009: 5% to 14.5%) of the basic salary to central provident funds in accordance with the local government regulations. The contributions paid by SinoSing Power and its subsidiaries for the year ended December 31, 2010 are approximately RMB 11.98 million (2009 and 2008: RMB 10.94 million and RMB 6.04 million), which all charged to profit or loss.

The Company and its subsidiaries have no further obligation for post-retirement benefits beyond the annual contributions made above.

In addition, the Company and its subsidiaries also make contributions of housing funds and social insurance to the social security institutions at specified rates of the basic salary and no more than the upper limit. The housing funds and social insurance contributions paid by the Company and its subsidiaries were charged to the costs or expenses, the amounts of which for the year ended December 31, 2010 were approximately RMB 276 million (2009 and 2008: RMB 224 million and RMB 214 million) and RMB 301 million (2009 and 2008: RMB 235 million and RMB 200 million), respectively.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

36.	DIRECTORS’, SUPERVISORS’ AND SENIOR MANAGEMENT’ EMOLUMENTS

	(a)	Pre-tax benefits and social insurance of directors and supervisors

The remuneration of every director and supervisor of the Company for the year ended December 31, 2010 is set out below:

	Fees	Basic salaries	Performance salaries	Pension	Total

Name of director

Mr. Cao Peixi	-	-	-	-	-
Mr. Huang Long	-	-	-	-	-
Mr. Wu Dawei	-	-	-	-	-
Mr. Huang Jian	-	-	-	-	-
Mr. Liu Guoyue	-	284	512	99	895
Mr. Fan Xiaxia	-	284	512	99	895
Mr. Shan Qunying	48	-	-	-	48
Mr. Xu Zujian	48	-	-	-	48
Ms. Huang Mingyuan	48	-	-	-	48
Mr. Liu Shuyuan	48	-	-	-	48
Mr. Liu Jipeng	74	-	-	-	74
Mr. Yu Ning	74	-	-	-	74
Mr. Shao Shiwei	74	-	-	-	74
Mr. Zheng Jianchao	74	-	-	-	74
Mr. Wu Liansheng	74	-	-	-	74
Sub-total	562	568	1,024	198	2,352

Name of supervisor

Mr. Guo Junming	-	-	-	-	-
Ms. Yu Ying	48	-	-	-	48
Ms. Wu Lihua	-	-	-	-	-
Mr. Gu Jianguo	48	-	-	-	48
Mr. Wang Zhaobin	-	126	393	80	599
Mr. Dai Xinmin	-	124	393	80	597
Sub-total	96	250	786	160	1,292

Total	658	818	1,810	358	3,644

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

36.	DIRECTORS’, SUPERVISORS’ AND SENIOR MANAGEMENT’ EMOLUMENTS (CONT’D)

	(a)	Pre-tax benefits and social insurance of directors and supervisors (cont’d)

The remuneration of every director and supervisor of the Company for the year ended December 31, 2009 is set out below:

	Fees	Basic salaries	Performance salaries	Pension	Total

Name of director

Mr. Cao Peixi	-	-	-	-	-
Mr. Huang Long	-	-	-	-	-
Mr. Wu Dawei*	-	-	131	-	131
Mr. Huang Jian	-	-	-	-	-
Mr. Liu Guoyue	-	161	539	104	804
Mr. Fan Xiaxia	-	161	539	104	804
Mr. Shan Qunying	48	-	-	-	48
Mr. Xu Zujian	48	-	-	-	48
Ms. Huang Mingyuan	48	-	-	-	48
Mr. Liu Shuyuan	48	-	-	-	48
Mr. Liu Jipeng	74	-	-	-	74
Mr. Yu Ning	74	-	-	-	74
Mr. Shao Shiwei	74	-	-	-	74
Mr. Zheng Jianchao	74	-	-	-	74
Mr. Wu Liansheng	74	-	-	-	74
Sub-total	562	322	1,209	208	2,301

Name of supervisor

Mr. Guo Junming	-	-	-	-	-
Ms. Yu Ying	48	-	-	-	48
Ms. Wu Lihua	-	-	-	-	-
Mr. Gu Jianguo	48	-	-	-	48
Mr. Wang Zhaobin	-	134	351	85	570
Mr. Dai Xinmin	-	133	351	84	568
Sub-total	96	267	702	169	1,234
Total	658	589	1,911	377	3,535

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

 *In 2009, the emoluments received by Mr. Wu Dawei related to his annual bonus when he acted as general manager of Shanghai Branch of the Company between January and August 2008.

During the year, no option was granted to the directors or the supervisors (2009: nil).

During the year, no emolument was paid to the directors or the supervisors (including the five highest paid employees) as an inducement to join or upon joining the Company or as compensation for loss of office (2009: nil).

No director or supervisor had waived or agreed to waive any emoluments during the years 2010 and 2009.

(b)	Five highest paid individuals

The five individuals whose emoluments were the highest in the Company and its subsidiaries for the year include two (2009: two and 2008: two) directors and no (2009: no and 2008: one) supervisor whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining three (2009: three and 2008: two) individuals during the year (fell within the range of nil to RMB1 million) are as follows:

	For the year ended December 31,
	2010	2009	2008
Basic salaries	880	441	292
Performance salaries	1,089	1,393	1,091
Pension	267	283	330
	2,236	2,117	1,713

37.	COMMITMENTS

	(a)	Capital and operational commitments

(i)
Commitments mainly relate to the construction of new power projects, certain ancillary facilities and renovation projects for existing power plants and the purchase of coal. Details of such commitments are as follows:

	As of December 31,
	2010	2009
Contracted but not provided for
- purchase of inventories	13,107,284	7,242,155
- construction	23,893,570	19,438,254
Sub-total	37,000,854	26,680,409
Authorized but not contracted for
- purchase of inventories	-	61,260
- construction	124,784	1,704,416
Sub-total	124,784	1,765,676
Total	37,125,638	28,446,085

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

37.	COMMITMENTS (CONT’D)

	(a)	Capital and operational commitments (cont’d)

(ii)
On December 31, 2009, the Company entered into an agreement with Shandong Power and Shandong Luneng Development Group Company Limited (“Luneng Development”), both are government-related enterprises. Pursuant to the agreement the Company agreed to acquire from Shandong Power and Luneng Development the Target Equity Interests, which includes 100% equity interest of Yunnan Diandong Energy Limited Company (“Yunnan Diandong Energy”), 100% equity interest of Yunnan Diandong Yuwang Energy Limited Company (“Diandong Yuwang Energy”), 60.25% equity interest of Fujian Luoyuanwan Luneng Harbour Limited Liability Company (“Luoyuanwan Harbour”), 58.30% equity interest of Fuzhou Port Luoyuanwan Pier Limited Liability Company (“Luoyuanwan Pier”), 73.46% equity interest of Luoyuan Luneng Ludao Pier Limited Liability Company (“Ludao Pier”), all of which are owned by Shandong Power, and 39.75% equity interest of Fujian Luoyuanwan Harbour owned by Luneng Development. The acquisition were yet to be effective as of December 31, 2010.

The aggregate considerations amounted to RMB 7,465.13 million. As of December 31, 2010, considerations amounting to RMB 3,657.92 million are yet to be paid.

(iii)
The Company and its subsidiaries have entered into various long-term fuel supply agreements with various suppliers in securing fuel supply for various periods up to 2028. All the agreements require minimum volume purchases and subject to certain termination provisions.  Related purchase commitments are as follows:

		2010		2009
	Periods	Purchase quantities	Estimated unit costs (RMB)	Purchase quantities	Estimated unit costs (RMB)

A government-related enterprise	2010 – 2023	486.9 million M3/year	1.63 /M3	486.9 million M3/year	1.43 /M3

Other suppliers	2010 – 2013	175.1 Billion British Thermal Unit BBtu”)/day	100,000/BBtu	175.1 BBtu/day	100,000/BBtu
	2014	82.5 BBtu/day	100,000/BBtu *	17.6 BBtu/day	100,000/BBtu
	2015 – 2023	64.9 BBtu/day	*	-	-
	2024 – 2028	42.4 BBtu/day	*	-	-

* As the Company and its subsidiaries are not required to commit purchases of one of the contracts until 2014, no unit cost information available for daily purchase quantities of 64.9BBtu and 64.9BBtu and 42.4BBtu during respective period categories of 2014; 2015 – 2023; and 2024 – 2028.

For the year ended December 31, 2010, annual purchases from the government-related enterprise and other suppliers above amounted to RMB 738 million (2009: RMB 629 million) and RMB 5,692 million (2009: RMB 4,691 million), respectively.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

37.	COMMITMENTS (CONT’D)

	(b)	Operating lease commitments

The Company has various operating lease arrangements for land and buildings. Some of the leases contain renewal options and most of the leases contain escalation clauses. Lease terms do not contain restrictions on the Company’s activities concerning dividends, additional debts or further leasing.

Total future minimum lease payments under non-cancelable operating leases are as follows:

	As of December 31,
	2010	2009

Land and buildings
- not later than 1 year	14,566	44,099
- later than 1 year and not later than 2 years	15,013	3,253
- later than 2 years and not later than 5 years	56,548	9,760
- later than 5 years	790,899	101,378

	877,026	158,490

In addition, in accordance with a 30-year operating lease agreement signed by Huaneng Dezhou Power Plant (“Dezhou Power Plant”) and Shandong Land Bureau for the land occupied by Dezhou Power Plant Phases I and II in June 1994, annual rental amounted to approximately RMB 30 million effective from June 1994 and is subject to revision at the end of the fifth year from the contract date. Thereafter, the annual rental is subject to revision once every three years. The increment for each rental revision is restricted to no more than 30% of the previous annual rental amount. For the years ended December 31, 2010 and 2009, the annual rentals were approximately RMB 34 million and RMB 30 million, respectively.

38.	MATERIAL BUSINESS COMBINATION

2010 business combinations

In December 2010, the Company acquired 100% equity interest of Huaneng Zhanhua Co-generation, 100% equity interest of Jilin Biological Power, 100% equity interest of Qingdao Port and 53% equity interest of Luneng Sea Transportation from Shandong Power, a government-related enterprise, at a consideration of RMB 1,159.874 million.

The acquisition reflects the Company’s implementation of its development strategy which focuses on both green-field development and acquisition. Upon completion of the acquisition, the operation scale and geographical coverage of the Company were expanded, and the acquisition achieved the combined synergy effect from the facilities of power and harbour.

Fair value of total consideration transferred is as follows:

Purchase consideration:
– Cash consideration	1,159,874

Acquisition-related costs (included in the profit or loss for the year ended December 31, 2010)	888

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

38.	MATERIAL BUSINESS COMBINATION (CONT’D)

The fair values of assets and liabilities arising from the acquisitions of Zhanhua Co-generation, Luneng Sea Transportation, Qingdao Port and Jilin Biological Power and proportionate share of acquiree’s net assets by non-controlling interests on respective acquisition dates are as follows:

	Zhanhua Co-generation	Luneng Sea Transportation	Qingdao Port	Jilin Biological Power	Total
Cash and cash equivalents	8,439	25,778	31,754	24,553	90,524
Property, plant and equipment	1,152,894	283,322	584,021	293,287	2,313,524
Land use rights	203,249	3,735	35,455	31,152	273,591
Other non-current assets	-	-	214	136	350
Inventories	28,110	3,969	-	7	32,086
Receivables	97,085	8,846	3,526	5,705	115,162
Payables	(354,737)	(66,596)	(179,132)	(46,115)	(646,580)
Salary and welfare payables	(2,022)	(4,242)	(556)	(1)	(6,821)
Borrowings	(950,000)	(20,000)	(110,000)	(200,000)	(1,280,000)
Deferred income tax liabilities	(66,624)	(6,542)	(16,320)	(3,169)	(92,655)
Total identifiable net assets	116,394	228,270	348,962	105,555	799,181
Non-controlling interests	-	(107,287)	-	-	(107,287)
Goodwill (Note 14)	291,734	34,913	107,002	34,331	467,980
Consideration	408,128	155,896	455,964	139,886	1,159,874

Goodwill arising from the acquisitions is attributable to the economies of scale and significant synergies expected to arise after the acquisitions of the Company on the equity interests in the subsidiaries satated above. None of the goodwill recognised is expected to be deductible for income tax purposes.

The fair value of receivables amounting to RMB 115 million includes accounts receivables and other receivables which equal to their respective gross contractual amounts.

The revenue included in the consolidated statement of comprehensive income since acquisition dates contributed by above acquisitions was RMB 77.92 million. The acquisitions above also contributed loss of RMB 18.45 million over the same periods.

Should the acquisitions above had occurred on January 1, 2010, the consolidated statement of comprehensive income would show unaudited revenue of RMB 105,009.91 million and unaudited profit of RMB 3,219.29 million.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

38.	MATERIAL BUSINESS COMBINATIONS (CONT’D)

2009 business combinations

In September 2009, the Company acquired 65% equity interest of Qidong Wind Power from Huaneng New Energy at a consideration of RMB 103 million. The acquired business contributed consolidated revenue of RMB 18 million and consolidated profit of RMB 1 million to the Company and its subsidiaries for the period from date of acquisition to December 31, 2009.

In September 2009, the Company acquired 41% equity interest of Beijing Co-generation and 55% equity interest of Yangliuqing Power Company from HIPDC and Huaneng Group at a consideration of RMB 1,175 million and RMB 1,076 million, respectively. The acquired business contributed consolidated revenue of RMB 1,308 million and consolidated profit of RMB 147 million to the Company and its subsidiaries for the period from the date of acquisition to December 31, 2009.

Should the above acquisitions had occurred on January 1, 2009, unaudited consolidated revenue and unaudited consolidated profit of the Company and its subsidiaries for the year would have been RMB 79,747 million and RMB 5,005 million, respectively.

Details of consideration and goodwill arising from the acquisitions of Qidong Wind Power, Beijing Co-generation and Yangliuqing Power Company by the Company are as follows:

Purchase consideration:
- Cash paid	2,354,117
- Direct costs relating to the acquisitions	1,645
2,355,762

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

38.	MATERIAL BUSINESS COMBINATION (CONT’D)

The assets and liabilities arising from the acquisitions of Qidong Wind Power, Beijing Co-generation and Yangliuqing Power Company are as follows:

	Qidong Wind Power		Beijing Co-generation		Yangliuqing Power Company		Total
	Fair value	Acquiree’s carrying amount	Fair value	Acquiree’s carrying amount	Fair value	Acquiree’s carrying amount	Fair value	Acquirees’ carrying amount
Cash and cash equivalents	31,643	31,643	332,587	332,587	55,655	55,655	419,885	419,885
Property, plant and equipment	936,565	899,361	2,962,292	2,828,123	3,643,370	3,589,113	7,542,227	7,316,597
Land use rights	3,990	3,990	850,181	42,398	291,629	-	1,145,800	46,388
Deferred income tax assets	-	3,745	-	28,925	-	11,469	-	44,139
Other non-current assets	-	-	7,092	7,092	2,477	2,477	9,569	9,569
Inventories	-	-	109,333	109,333	144,327	144,327	253,660	253,660
Receivables	7,492	7,492	227,386	227,386	228,221	228,221	463,099	463,099
Payables	(201,099)	(201,099)	(333,743)	(333,743)	(81,825)	(81,825)	(616,667)	(616,667)
Salary and welfare payables	(140)	(140)	(59,309)	(59,309)	(1,430)	(1,430)	(60,879)	(60,879)
Borrowings	(600,000)	(600,000)	(1,280,756)	(1,280,756)	(2,525,074)	(2,525,074)	(4,405,830)	(4,405,830)
Deferred income tax liabilities	(5,556)	-	(199,011)	-	(75,002)	-	(279,569)	-
Net identifiable assets acquired	172,895	144,992	2,616,052	1,902,036	1,682,348	1,422,933	4,471,295	3,469,961
Non-controlling interests	(78,713)		(1,543,471)		(757,057)		(2,379,241)
Goodwill	8,963		103,286		151,459		263,708
Total purchase price	103,145		1,175,867		1,076,750		2,355,762
Consideration paid in cash	103,000		1,175,117		1,076,000		2,354,117
Direct cost relating to acquisitions	145		750		750		1,645
Less: cash and cash equivalents from the subsidiaries acquired	(31,643)		(332,587)		(55,655)		(419,885)
Net cash paid for acquiring the subsidiaries	71,502		843,280		1,021,095		1,935,877

Goodwill arising from the acquisitions is attributable to the high profitability of the acquired businesses and the significant synergies expected to arise after the acquisitions of the Company on the equity interests in the subsidiaries stated above.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

39.	SUBSEQUENT EVENT

(i) In January 2011, the Company has completed the acquisitions of 100% equity interest of Yunnan Diandong Energy, 100% equity interest of Diandong Yuwang Energy, 73.46% equity interest of Ludao Pier, 60.25% equity interest of Fujian Luoyuanwan Harbour and 58.30% equity interest of Luoyuanwan Pier from Shandong Power, and 39.75% equity interest of Fujian Luoyuanwan Harbour from Luneng Development upon obtaining the control over these entities.

The aggregate cash considerations of the above acquisitions amounted to RMB 7,465.13 million.

In addition, the Company also acquired the remaining 26.54% equity interest of Ludao Pier from the non-controlling shareholders at a consideration of RMB 65 million in January 2011.

Upon completion of the acquisitions above, the Company further strengthened its coastal port operations, and expanded the geographical coverage to Yunnan Province.

Given the acquired entities engaged in different sectors, including port, coal mines and power generation, as of the date of this report, management is in the process of reviewing financial information of acquirees and performing assessments of purchase price allocation of identifiable assets and liabilities acquired as of respective effective acquisition dates, no additional disclosures required under IFRS 3 are made.

(ii) The Company issued unsecured short-term bonds amounting to RMB 5 billion bearing annual interest rate of 3.95% in January 2011. Such bonds are denominated in RMB and issued at face value and will mature in 365 days from the issuance date.

THIS PAGE IS INTENTIONALLY LEFT BLANK

Signature

The registrant hereby certificates that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Huaneng Power International, Inc.

By:	/s/Gu Biquan
Name:	Gu Biquan
Title:	Vice President and Secretary to the Board

Date: April 18, 2011