Form 20-F
period 2011-12-31
HUANENG POWER INTERNATIONAL INC
filed 2012-04-19
CIK 929058

华能国际电力股份有限公司

HUANENG POWER INTERNATIONAL, INC.

Annual Report On Form 20-F
2011

As filed with the Securities and Exchange Commission on April 19, 2012

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ……………….

For the transaction period form ____________ to __________

Commission file number: 1-13314

华能国际电力股份有限公司
HUANENG POWER INTERNATIONAL, INC.
_____________________________
(Exact name of Registrant as specified in its charter)

PEOPLE’S REPUBLIC OF CHINA
_____________________________
(Jurisdiction of incorporation or organization)

HUANENG BUILDING
NO.4 FUXINGMENNEI STREET, XICHENG DISTRICT, BEIJING, PEOPLE’S REPUBLIC OF CHINA
_____________________________
(Address of principal executive offices)

Mr. Gu Biquan
HUANENG BUILDING,
NO.4 FUXINGMENNEI STREET, XICHENG DISTRICT, BEIJING, PEOPLE’S REPUBLIC OF CHINA
Tel: +86 (10) 6322 6999     Fax: +86 (10)6322 6666
_____________________________
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of each exchange on which registered
Ordinary American Depositary Shares	New York Stock Exchange
Overseas Listed Foreign Shares of RMB1.00 each	New York Stock Exchange*

Securities registered or to be registered pursuant to Section 12(g) of the Act.

NONE
(Title of Class)
_____________________________
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

NONE
(Title of Class)
_____________________________

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

Yes ☐	No ☐
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

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes ☐	No ☐

_______________
* Not for trading, but only in connection with the registration of American Depositary Shares.

i

INTRODUCTION

We maintain our accounts in Renminbi yuan (“Renminbi” or “RMB”), the lawful currency of the People’s Republic of China (the “PRC” or “China”). References herein to “US$” or “U.S. Dollars” are to United States Dollars, references to “HK$” are to Hong Kong Dollars, and references to “S$” are to Singapore Dollars. References to ADRs and ADSs are to American Depositary Receipts and American Depositary Shares, respectively. Translations of amounts from Renminbi to U.S. Dollars are solely for the convenience of the reader. Unless otherwise indicated, any translations from Renminbi to U.S. Dollars or from U.S. Dollars to Renminbi were translated at the average rate announced by the People’s Bank of China (the “PBOC Rate”) on December 30, 2011 of US$1.00 to RMB6.3009. No representation is made that the Renminbi or U.S. Dollar amounts referred to herein could have been or could be converted into U.S. Dollars or Renminbi, as the case may be, at the PBOC Rate or at all.

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

ITEM 2  Offer Statistics and Expected Timetable

Not applicable.

ITEM 3  Key Information

A.           Selected financial data

Our consolidated balance sheet data as of December 31, 2011 and 2010 and the consolidated income statement and cash flow data for each of the years in the three-year period ended December 31, 2011 are derived from the historical financial statements included herein. Our consolidated balance sheet data as of December 31, 2009, 2008 and 2007 and income statement and cash flow data for each of the years in the two-year period ended December 31, 2008, are derived from the historical financial statements not included herein. The Selected Financial Data should be read in conjunction with the consolidated financial statements and “Item 5 - Operating and Financial Review and Prospects”. The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The Selected Financial Data may not be indicative of future earnings, cash flows or financial position.

	Year Ended December 31,
	2007	2008	2009	2010	2011	2011
RMB and U.S. Dollars in thousands except per share data	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)(1)

Income Statement Data
IFRS

Operating revenue	49,892,049	67,835,114	76,862,896	104,318,120	133,420,769	21,174,875
Tax and levies on operations	(139,772)	(106,385)	(151,912)	(147,641)	(484,019)	(76,817)
Operating expenses	(41,817,349)	(68,964,955)	(67,537,281)	(95,541,488)	(124,189,148)	(19,709,748)

Profit/ (Loss) from operations	7,934,928	(1,236,226)	9,173,703	8,628,991	8,747,602	1,388,310
Interest income	53,527	83,522	60,397	89,026	166,183	26,374
Financial expenses, net	(1,927,988)	(3,707,943)	(4,309,325)	(5,194,585)	(7,659,712)	(1,215,654)
Other investment income	585,379	51,061	56,675	60,013	93,460	14,833
Gain/ (Loss) on fair value changes	87,132	(54,658)	(33,638)	11,851	(727)	(115)
Share of profits of associates / jointly controlled entities	586,323	72,688	756,164	568,794	703,561	111,660
Profit/ (Loss) before income tax expense	7,319,301	(4,791,556)	5,703,976	4,164,090	2,050,367	325,408
Income tax (expense)/benefit	(838,270)	239,723	(593,787)	(842,675)	(868,927)	(137,905)
Net profit/ (loss)	6,481,031	(4,551,833)	5,110,189	3,321,415	1,181,440	187,503

Attributable to:
Equity holders of the Company	6,161,127	(3,937,688)	4,929,544	3,347,985	1,180,512	187,356
Non-controlling interests	319,904	(614,145)	180,645	(26,570)	928	147
Basic earnings/(loss) per share	0.51	(0.33)	0.41	0.28	0.08	0.01
Diluted earnings/(loss) per share	0.51	(0.33)	0.41	0.28	0.08	0.01

	As of December 31,
	2007	2008	2009	2010	2011	2011
RMB and U.S. Dollars in thousands	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)(1)

Balance Sheet Data
IFRS

Current assets	18,551,059	20,018,177	24,189,765	31,556,149	36,417,338	5,779,704
Property, plant and equipment	90,125,919	116,737,198	140,777,336	155,224,597	177,968,001	28,244,854
Available-for-sale financial assets	3,462,158	1,524,016	2,555,972	2,223,814	2,301,167	365,212
Investments in associates / jointly controlled entities	8,731,490	8,758,235	9,568,576	11,973,216	13,588,012	2,156,519
Land use rights and other non-current assets	2,658,583	3,643,431	4,911,678	9,541,540	8,820,722	1,399,916
Power generation licence	-	3,811,906	3,898,121	4,105,518	3,904,056	619,603
Deferred income tax assets	211,654	316,699	374,733	672,475	526,399	83,543
Goodwill	555,266	11,108,096	11,610,998	12,640,904	13,890,179	2,204,475
Total assets	124,296,129	165,917,758	197,887,179	227,938,213	257,415,874	40,853,826
Current liabilities	(31,376,561)	(52,486,200)	(59,581,608)	(83,636,880)	(96,597,620)	(15,330,765)
Non-current liabilities	(40,839,926)	(70,871,605)	(87,657,451)	(81,875,861)	(101,260,501)	(16,070,800)
Total liabilities	(72,216,487)	(123,357,805)	(147,239,059)	(165,512,741)	(197,858,121)	(31,401,565)
Total equity	52,079,642	42,559,953	50,648,120	62,425,472	59,557,753	9,452,261

	Year Ended December 31,
	2007	2008	2009	2010	2011	2011
RMB and U.S. Dollars in thousands except per share data	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)(1)
Cash Flow Data
IFRS

Purchase of property, plant and equipment	(14,223,310)	(27,893,520)	(22,426,098)	(20,704,224)	(16,673,632)	(2,646,230)
Net cash provided by operating activities	12,078,833	5,185,893	14,980,990	18,066,724	20,949,155	3,324,788
Net cash used in investing activities	(16,257,355)	(47,957,065)	(24,880,261)	(26,980,538)	(21,664,831)	(3,438,371)
Net cash provided by financing activities	8,287,893	41,255,291	9,503,886	13,063,323	69,648	11,054

Other Financial Data
IFRS

Dividend declared per share	0.30	0.10	0.21	0.20	0.05	0.01
Number of ordinary shares (‘000)	12,055,383	12,055,383	12,055,383	14,055,383	14,055,383	14,055,383

_______________

Note:

(1)
The U.S. Dollar data has been translated from RMB solely for convenience at the PBOC Rate on December 30, 2011 of US$1.00 to RMB6.3009. See “Item 10 Additional Information — Exchange controls” for more information on exchange rates between RMB and U.S. Dollars.

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

Furthermore, the PRC government started in 2009 to promote the practice of direct power purchase by large power end-users. Pursuant to the circular jointly issued by NDRC, The State Electricity Regulatory Commission (“SERC”) and China National Energy Administration in June 2009, the direct power purchase price consists of direct transaction price, on-grid dispatch and distribution price and governmental levies and charges, in which the direct transaction price shall be freely determined through negotiation between the power generation company and the large power end-user. The price of direct power purchase shall be subject to the demand in the power market, and may increase due to power supply shortfall. Furthermore, the scale and mode of the transaction are also subject to the structure and level of development of local economy. In terms of power generation company engaged in direct power purchase, direct power sales constitute a portion of the total power sales, thus affecting the on-grid power sales of the company. In 2011, the PRC government continued the reform in the area of direct power purchase by large power end-users. Although the direct power purchase may act as an alternative channel for our power sales, there is uncertainty as to the effect of the practice of direct power purchase over our operating results.

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

                In August 2007, General Office of the State Council issued a notice, providing that the energy saving and electricity dispatch shall consolidate with the development of the power market, which optimize the power market. In October 2008, the SERC approved the trial implementation of the policy of energy saving and electricity dispatch in certain pilot provinces. In 2011, the PRC government continued promoting the policy of energy saving and electricity dispatch. There can be no assurance that such implementation will not results in any decrease in the amount of the power dispatched of any of our power plants.

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

                2011 is the first year of the “Twelfth Five-Year Plan”, and the PRC government continued the reform in power industry. It is expected that the PRC government will continue to promote the reform in power industry during the “Twelfth Five-Year Plan” period. The further reform will not only bring opportunities to power industry but also intensify the competition which may adversely affect our business.

We are effectively controlled by Huaneng Group and HIPDC, whose interests may differ from those of our other shareholders

                Huaneng Group, directly or through its wholly-owned subsidiaries, holds 15.87% of our total outstanding shares, and HIPDC directly holds 36.05% of our total outstanding shares. As Huaneng Group is HIPDC’s parent company, they may exert effective control over us acting in concert. Their interests may sometimes conflict with those of our other minority shareholders. There is no assurance that Huaneng Group and HIPDC will always vote their shares, or direct the directors nominated by them to act in a way that will benefit our other minority shareholders.

Disruption in coal supply and its transportation as well as increase in coal price may adversely affect the normal operation of our power plants

                A substantial majority of our power plants are fueled by coal. We have obtained coal for our power plants through a combination of purchases pursuant to the key contracts and purchases in the open market. We have not experienced shutdowns or reduced electricity generation caused by inadequate coal supply or transportation services, there can be no assurance that, in the event of national coal supply shortfalls, our operations will not be adversely affected. In addition, our results of operations are sensitive to the fluctuation of coal price. Since 2003, the continuous increase of coal price has increased our costs substantially and caused our profits to decline. Although the government has established a coal-electricity price linkage mechanism to allow power generation companies to increase their power tariffs to cope with the increase of coal price, the implementation of the mechanism involves significant uncertainties. There is no assurance that we will be able to adjust our power tariff to pass on the increase of coal price to our customers. For a detailed discussion of the coal-electricity price linkage mechanism, see “Item 4 Information of the Company-B. Business Overview – Pricing Policy”. Starting from 2009, in furtherance of the coal purchase reform, NDRC ceased to coordinate annual coal purchase conference and will no longer make allocation of coal supply to power companies, although coal price may still be influenced by measures implemented by NDRC and other government authorities. The price and amount of coal supply will be determined based on free negotiation between power companies, coal suppliers and railway authorities, which increases the uncertainty of the coal supply and the coal price and may adversely affect our operations.

Power plant development, acquisition and construction are a complex and time-consuming process, the delay of which may negatively affect the implementation of our growth strategy

                We develop, construct, manage and operate large power plants. Our success depends upon our ability to secure all required PRC Government approvals, power sales and dispatch agreements, construction contracts, fuel supply and transportation and electricity transmission arrangements. Delay or failure to secure any of these could increase cost or delay or prevent commercial operation of the affected power plant. Although each of our power plants in operation and the power plants under construction received all required PRC Government approvals in a timely fashion, no assurances can be given that all the future projects will receive approvals in a timely fashion or at all. In addition, the PRC Government approval requirements and procedures for thermal power plant are increasingly stringent, due to national policies and related regulations promoting environmental friendly energy.

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

Substantial capital is required for investing in or acquiring new power plants and failure to obtain capital on reasonable commercial terms will increase our finance cost and cause delay in our expansion plans

                An important component of our growth strategy is to develop new power plants and acquire operating power plants and related development rights from HIPDC, Huaneng Group or other companies on commercially reasonable terms. Our ability to arrange financing and the cost of such financing depend on numerous factors, including general economic and capital market conditions, credit availability from banks or other lenders, investor confidence in us and the continued success of our power plants. The PRC economy experienced high inflation in 2010 and 2011. Although we have not been materially affected by inflation in the past, there is no assurance that we would not be affected in the future. Since the beginning of 2011, the PRC Government continued to tighten its monetary policy, and the People’s Bank of China, or PBOC, has increased six times the reserve requirement ratio by 300 basis points for the PRC financial institutions from January 1, 2011 to November 30, 2011. In addition, to curb the accelerating inflation, the PBOC raised the benchmark one-year lending interest rates three times by 75 basis points from January 1, 2011 to March 31, 2012. Though the PBOC announced the decrease of the reserve requirement ratio for the PRC financial institutions by 100 basis points on December 5, 2011 and February 24, 2012, respectively, there is no assurance that the lending interest rate will not further increase in the future if the PRC government decides to further tighten its monetary policy. As a result, we may not be able to carry out our expansion plans due to the failure to obtain financing or the increase of financing costs. Furthermore, although we have historically been able to obtain financing on terms acceptable to us, there can be no assurance that financing for future power plant developments and acquisitions will be available on terms acceptable to us or, in the event of an equity offering, that such offering will not result in substantial dilution to existing shareholders.

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

If the PRC government adopts new and stricter environmental laws and additional capital expenditure is required for complying with such laws, the operation of our power plants may be adversely affected and we may be required to make more investment in compliance with these environmental laws

                Most of our power plants, like all coal-fired power plants, discharge pollutants into the environment. We are subject to central and local government environmental protection laws and regulations, which currently impose base-level discharge fees for various polluting substances and graduated schedules of fees for the discharge of waste substances. The amount of discharge fees shall be determined by the local environmental protection authority based on the periodic inspection of the type and volume of pollution discharges. In addition, such environmental protection laws and regulations also set up the goal for the overall control on the discharge volume of key polluting substances. These laws and regulations impose fines for violations of laws, regulations or decrees and provide for the possible closure by the central government or local government of any power plant which fails to comply with orders requiring it to cease or cure certain activities causing environmental damage. In 2007, the PRC Government issued additional policies on discharge of polluting substances and on desulphurization for coal-fired generating units. Certain provinces have raised the rates of waste disposal fees since 2008. In 2011, the PRC Government promulgated new and more stringent standards on discharge of polluting substances by thermal power plants, which also require thermal power plants to equip all units with denitrification facilities. Such stringent standards, together with the increase in the discharge fees, will result in the increases in the environmental protection expenditure and operating costs of power plants like ours and may have adverse impact on our operating results.

                We attach great importance to the environmental related matters of our existing power plants and our power plants under construction. We have implemented a system that is designed to control pollution caused by our power plants, including the establishment of an environmental protection office at each power plant, adoption of relevant control and evaluation procedures and the installation of certain pollution control equipment. We believe our environmental protection systems and facilities for the power plants are adequate for us to comply with applicable central government and local government environmental protection laws and regulations. However, the PRC Government may impose new, stricter laws and regulations on environmental protection, which may adversely affect our operations.

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

                The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. Renminbi appreciated by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, Renminbi has appreciated slowly against the U.S. dollar again. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. There remains significant international pressure on the PRC government to further liberalize its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar. However, there is no assurance that there will not be a devaluation of Renminbi in the future. If there is such devaluation, our debt servicing cost will increase and the return to our overseas investors may decrease.

Our revenues from SinoSing Power and its subsidiaries are collected in Singapore dollar. However, commencing from 2008, the operating results of SinoSing Power and its subsidiaries are consolidated into our financial statements, which use Renminbi as the functional currency and presentation currency. As a result, we are exposed to foreign exchange fluctuations between Renminbi and Singapore dollar. Appreciation of Renminbi against Singapore dollar may cause a foreign exchange loss upon conversion of SinoSing Power and its subsidiaries’ operating results denominated in Singapore dollar into Renminbi, which may have adverse impact on our operation results.

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

Risks relating to the PRC

China’s economic, political and social conditions as well as government policies could significantly affect our business

                As of December 31, 2011, the majority of our business, assets and operations are located in China. The economy of China differs from the economies of most developed countries in many respects, including government involvement, level of development, economy growth rate, control of foreign exchange, and allocation of resources.

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

Our operations in Singapore depend on market demand and are subject to competition. While power demand recovered moderately in 2011 from 2010, this growth is expected to be moderate going forward and is highly dependent on sustained recovery in the Singapore’s and global economy. The liberalization of Singapore’s power market and the further deregulation of its power industry have resulted in more intense competition among the power generation companies in Singapore. Tuas Power group, or Tuas Power, one of our wholly-owned business units, is one of the three largest power generation companies in Singapore. If Tuas Power is unable to compete successfully against other power generation companies in Singapore, its business, prospects, financial condition and results of operations may be adversely affected.

Regulatory changes of the vesting regime in Singapore could expose Tuas Power to electricity price volatility and adversely affect its business and results of operations.

Tuas Power derives its revenue mainly from sale of electricity to the National Electricity Market of Singapore (the “NEMS”) through a bidding process and vesting contracts under which a significant portion of power sales is predetermined by EMA. Vesting contracts are a form of bilateral contract imposed/vested on the major power generation companies in Singapore. Vesting contract price is set by the Energy Market Authority (the “EMA”), which is Singapore’s power market regulator. The quantity of each power generation company’s capacity reserved for vesting contracts depends on the proportion of such power generation company’s capacity to total capacity in the NEMS system. The contract quantity and price are recalculated every three months.  For the period from January 1, 2011 to December 31, 2011, power sold through vesting contracts represented approximately 61% of Tuas Power’s total power sold. As an important governmental policy in Singapore’s power market, vesting contracts may continue as long as the EMA considers that high market concentration persists and that power generation companies may potentially exercise their market power. In December 2011, EMA released a consultation paper on a possible regulatory framework for the import of power into Singapore. Any regulatory change of the vesting regime or significant decrease in the quantity of capacity covered by Tuas Power’s vesting contracts will further expose Tuas Power to electricity price volatility and may have an adverse impact on its business and results of operations.

Volatility in fuel cost and disruption in fuel supply and its transportation may adversly affect the operation results of Tuas Power.

The fuel for Tuas Power consists of oil and gas. Since the procurement price of gas is closely linked to oil price, the fuel cost of Tuas Power is exposed to the volatility of international oil price. In addition, the commitments for the purchase of fuel are denominated in U.S. dollars, which further exposes Tuas Power to foreign currency risk. Any increase in fuel price due and appreciation of the U.S. dollar against the Singapore dollar will translate into an increase in fuel cost for Tuas Power. Some of such increase can be pass through electricity sale contracts while fuel and foreign exchange hedging strategies done appropriately will mitigate the impact of such increase. No assurance can be given that such increase will not adversly affect results of its operation. Tuas Power is highly dependent upon the import of gas via pipelines from Indonesia. Any disruption of such supply would impact the normal operation of Tuas Power significantly. Although Tuas Power has further contracted to buy liquefied natural gas for its incremental needs in the future. There can be no assurance that, in the event of fuel supply shortfalls, Tuas Power’s operations will not be adversely affected.

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

                On April 19, 2006, we carried out the reform to convert all non-tradable domestic shares to tradable domestic shares. According to the reform plan, Huaneng Group and HIPDC offered three shares to each holder of A Shares for every ten shares held by them. The total number of shares offered in connection with the reform was 150,000,000 shares. As a result, all non-tradable domestic shares were permitted to be listed on stock exchange for trading with certain selling restrictions. The period of selling restrictions is sixty months for the non-tradable shares held by Huaneng Group and HIPDC, and one year for most non-tradable shares held by others starting from April 19, 2006. All such selling restrictions have been released by April 19, 2011. The reform did not affect the rights of shareholders of our overseas listed foreign shares.

In 2010, we increased our share capital through non-public issuances of new shares, including A shares and H shares. With the approval from shareholders and relevant PRC governmental authorities, we were authorized to issue (i) not exceeding 1,500 million new A shares by way of placement to not more than 10 designated investors including Huaneng Group, which would subscribe for no more than 500 million new A shares, and (ii) no more than 500 million new H Shares to China Hua Neng Hong Kong Company Limited (“Hua Neng HK”). On December 23, 2010, we completed the non-public issuance of 1,500 million new A shares (ordinary shares with a par value of RMB1 per share) to 10 designated investors, including Huaneng Group, at the issuance price of RMB5.57 per share. The shares subscribed by Huaneng Group are subject to a lock-up period of 36 months, and the shares subscribed by other designated investors are subject to a lock-up period of 12 months. On December 28, 2010, we completed the placement of 500 million H shares (ordinary shares with a par value of RMB1 per share) to Hua Neng HK at the subscription price of HK$4.73 per share. After these non-public issuances, we have a total share capital of approximately 14.06 billion shares.

On December 31, 2009, we entered into an equity transfer contract with Shandong Electric Power Corporation (“Shandong Power”) and Shandong Luneng Development Group Company Limited (“Luneng Development”) to acquire various interests and preliminary stage projects in nine entities. As of December 31, 2010, the operating results of four of the nine entities were consolidated into ours. As of December 31, 2011, we have completed the acquisition and the operating results of all the nine entities were consolidated into ours.

On January 4, 2011, we entered into an equity transfer agreement relating to the acquisition of Fushun Suzihe Hydropower Development Company Limited (“Fushun Suzihe Hydropower”) with its existing shareholders, pursuant to which we agreed to acquire the entire equity interest in Fushun Suzihe Hydropower with an aggregate consideration of RMB50 million. Fushun Suzihe Hydropower has a planned hydropower capacity of 37.5 MW (3 x 12.5 MW), which is under construction and is expected to commence operation by 2012.

On June 29, 2011, we entered into an equity transfer agreement relating to the transfer of Huaneng Jilin Biological Power Generation Limited Company (“Jilin Biological”) with Huaneng Jilin Power Generation Co., Ltd. and Huaneng Group, pursuant to which we agreed to transfer the entire equity interest in Jilin Biological with an aggregate consideration of approximately RMB106 million.

As resolved at the 2009 annual general meeting held on June 22, 2010, our company has been given a mandate to issue within the PRC short-term notes of a principal amount not exceeding RMB10 billion (in either one or multiple tranches) within 12 months from the date on which the shareholders’ approval was obtained. On January 13, 2011, we issued one tranche of short-term notes in the amount of RMB5 billion with a maturity period of 365 days, a unit face value of RMB100 and an interest rate of 3.95%.

On August 9, 2011, we entered into a capital increase agreement with Huaneng Finance, pursuant to which we subscribed for its own part of the newly increased registered capital of Huaneng Finance for a consideration of RMB600 million. The equity interest held by us in Huaneng Finance remains unchanged, representing 20% of the equity interests of Huaneng Finance.

As resolved at the 2010 annual general meeting held on May 17, 2011, our company has been given a mandate to issue within the PRC short-term notes of a principal amount not exceeding RMB10 billion (in either one or multiple tranches) within 12 months from the date on which the shareholders’ approval was obtained. On September 19, 2011, we issued one tranche of short-term notes in the amount of RMB5 billion with a maturity period of 366 days, a unit face value of RMB100 and an interest rate of 6.04%.

On October 25, 2011, we entered into a capital increase agreement with Huaneng Group, GreenGen Co., Ltd. (“GreenGen”) and Tianjin Jinneng Investment Company (“Tianjin Jinneng”), pursuant to which our company would make a capital contribution of RMB264 million to the registered capital of Huaneng (Tianjin) Coal Gasification Power Generation Co., Ltd., which was jointly funded by GreenGen and Tianjin Jinneng immediately prior to the capital increase. We hold 35.97% of the equity interests in Coal Gasification Co after the completion of the capital increase.

As resolved at the 2010 annual general meeting held on May 17, 2011, our company has been given a mandate to apply to the competent authority for quota of the non-public issuance of debt financing instruments with a principal amount of not exceeding RMB10 billion within 12 months from the date of obtaining an approval at the general meeting (to be issued within such period on a rolling basis). On September 8, 2011, we received the approval from the competent authority. On November 7, 2011, we completed the issuance of the first tranche of non-public issuance of debt financing instruments in the amount of RMB5 billion with a maturity period of 5 years, a unit face value of RMB100 and an interest rate of 5.74%. On January 5, 2012, we completed the issuance of the second tranche of the non-public issuance of debt financing instruments in the amount of RMB5 billion with a maturity period of 3 years, a unit face value of RMB100 and an interest rate of 5.24%.

See “Item 5 Operating and Financial Review and Prospects — Liquidity and Cash Resources” for a description of our principal capital expenditures since the beginning of the last three financial years.

B.           Business overview

                We are one of the China’s largest independent power producers. As of March 31, 2012, we had controlling generating capacity of 60,375.0 MW, and a total generating capacity of 55,350.0 MW on an equity basis.

Operations in China

                We are engaged in developing, constructing, operating and managing power plants throughout China. Our domestic power plants are located in 19 provinces, provincial-level municipalities and autonomous regions. We also have a wholly-owned power plant in Singapore.

In 2011, we had attained new progress on many aspects including power generation, energy saving and environmental protection, project development and overseas operation. In respect of domestic operations, despite the unfavourable conditions from sustained increases in fuel prices and Renminbi lending rates, our management and all employees seized opportunities, worked diligently to tackle the adversities, and fulfilled the duties of providing sufficient, reliable and green energy to the society. In respect of overseas operation, the operating results of Tuas Power in Singapore in 2011 improved significantly, thus making important contributions to our overall profit.

                In the year of 2011, new generating units with a total installed capacity of 4,761.5 MW were put into commercial operations. In 2011, our total domestic power generation from all operating power plants on a consolidated basis amounted to 313.554 billion kWh, representing a 22.03% increase from 2010.  The annual average utilization hours of our thermal generating units reached 5,552 hours, 258 hours above the average rate of the thermal generating units in China. Our fuel cost per unit of power sold by domestic power plants increased by 9.24% from the previous year to RMB270.37 per MWh.

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

Operations in Singapore

                Tuas Power group (“Tuas Power”), one of our wholly-owned business units, operates in Singapore and is engaged in the business of generation, wholesale and retail of power and other relating utilities. Tuas Power comprises of Tuas Power Ltd (“TPL”), the investment holding company, and seven subsidiaries. Among those subsidiaries, Tuas Power Generation Pte Ltd (“TPG”) is the electricity generation company that owns 100% of Tuas Power Supply Pte Ltd (“TPS”), which is the retail arm of TPG. We have consolidated Tuas Power’s results of operations since March 2008. The total assets and revenue of Singapore operations represented approximately 11.96% and 16.01%, respectively, of our total assets and revenue as of and for the year ended December 31, 2011.

With two 600 MW oil-fired generating units and four 367.5 MW gas-fired combined cycle generating units, TPG has a total generating capacity of 2,670 MW as of December 31, 2011. In 2011, the power generated by Tuas Power in Singapore accounted for 27.12% of the total power generated in Singapore, representing an increase of 1.91 percentage points from 2010.

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

Permits and contracts

                In developing a new power plant, we and third parties are required to obtain permits before commencement of the project. Such permits include operating licenses and similar approvals related to plant site, land use, construction, and environment.  To encourage the cooperation and support of the local governments of the localities of the power plants, it has been and will be our policy to seek investment in such power plants by the relevant local governments.

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

Import duties

                China’s general import-tariff level has been declining since China acceded to the WTO in November 2001. China’s average import-tariff rate was reduced annually from 15.3% in 2001 to 9.9% in 2005 and 2006.  Starting from January 1, 2007, the average import-tariff rate was further reduced to 9.8%. In general, China’s accession to WTO continues to bring its import-tariff to a level consistent with the average level of all other WTO members.

                Under the relevant PRC laws and regulations, foreign invested enterprises, or “FIE”, will be entitled to import duty exemption in respect of self-use imported equipment and raw materials for investment projects that fall into the encouraged category under the Catalogue for the Guidance of Foreign Investment Industries (the “Catalogue”). Pursuant to the current Catalogue effective on January 30, 2012, construction and operation of power stations using integrated gasification combined cycle, circulating fluidized bed with a generating capacity of 300MW or above, pressurized fluided bed combustor with a generating capacity of 100MW or above and other clean combustion technologies belong to the category of encouraged projects. Therefore, our construction projects that meet the conditions for encouraged projects under the current catalogue are eligible for import-duty exemption for imported generating units.

                Pursuant to the Interim Rules to Promote Structural Adjustment of Industries issued in December 2005 and Guidance Catalogue for Structural Adjustment of Industries effective on June 1, 2011, our power plants construction projects with independent legal person status belong to an encouraged category of investments, and therefore are eligible for exemption from import duty and related value-added tax with regard to the imported equipments used in such projects, subject to the approval of the relevant government authorities.

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

                After a coal-fired generating unit is constructed, the contractor tests its installation and systems.  Following such tests, the contractor puts the unit through a continuous 168-hour trial run at full load.  After successfully passing the continuous 168-hour test and obtaining approval from the local governments, the unit may commence its commercial operation. Trial run of a wind power project consists of two phases: (i) trial run of single wind power generating unit and (ii) trial run of the entire wind power project as a whole. After successfully passing the trial run, the wind power project may commence its commercial operation.

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

By most measures of market power, the Singapore market is highly concentrated as the three largest power generation companies account for approximately 80% of total power capacity.  Although such high market concentration is expected to decrease over time, it is expected to remain as a concern for at least the next decade. Therefore, it is unlikely that the EMA will allow the three largest power generation companies to increase their licensed capacity and these generation companies will have to rely on the optimization of their existing capacity within license cap to improve efficiency and forestall new entry.

As of March 31, 2012, major players including Tuas Power, as well as new players, have announced repowering of existing plants and addition of new greenfield capacities.

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

                In May 2007, NDRC and the State Environment Protection Administration jointly promulgated Interim Administrative Measures on Electricity Price of Coal-fired Generating Units installed with Desulphurization Facilities and the Operations of Such Facilities, which provided that a premium for desulphurization may be charged on the price of the electricity generated by generating units installed with desulphurization facilities on and from the date on which such desulphurization facilities are tested and accepted by relevant environment protection regulator.  Such pricing policy is also applicable to the old generating units which are installed with desulphurization facilities. The new measures are more stringent on the regulation of the coal-fired power plants with desulphurization facilities, setting forth the categories under which the price including a desulphurization premium will be offset or otherwise penalized based on the ratio of utilization of the relevant desulphurization facilities on annual basis. As of December 31, 2011, all of our existing coal-fired generating units have installed and operated the desulphurization facilities and enjoyed deslphurization premium.

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

In 2010, the PRC government started to implement the direct power purchase policy. As of December 31, 2011, of the areas we operate power plants, Fujian, Liaoning and Jiangsu provinces are approved by the NDRC to implement the direct power purchase by large power end-users. In addition, during 2010 SERC issued several circulars and notices to regulate the transprovincial and interregional transaction of power and/or power generation right, in which the power purchase price shall be freely determined by negotiation through market pricing mechanism.

In May 2011, NDRC issued a notice, increasing the on-grid tariffs of thermal power plants to partially compensate the increased costs incurred by thermal power plants resulted from increases in thermal coal prices. Different adjustments on tariffs were made in different provinces. In November 2011, PRC Government made further nationwide adjustments on power tariffs, including an average of RMB0.026 per kWh increase in on-grid tariff for thermal power plants. In addition, to encourage denitrification efforts, NDRC provided a RMB0.008 per kWh denitrification premium in certain regions for those coal-fired generating units equipped with denitrification facilities.

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

                In 2003, SERC and the State Administration of Commerce and Industry jointly promulgated a model contract form (the “Model Contract Form”) for use by power grid companies and power generation companies in connection with electricity sale and purchase transactions. The Model Contract Form contains provisions on the parties’ rights and obligations, amount of electricity subject to purchase, payment method and liabilities for breach of contract, etc. We believe that the publication of the Model Contract Form has facilitated the negotiation and execution of electricity purchase contracts between power grid companies and power generation companies in a fair, transparent and efficient manner. In 2011, all of the agreements entered into between our power plants and the local grid companies were based on the Model Contract Form.

                Power sales through competitive bidding are one of the targets of power market reform. The PRC government started in 1999 to experiment with a program to effect power sales through competitive bidding in some provinces, and has been gradually expanding the program with a view to creating a market-oriented electric power industry. Pursuant to the opinions regarding promotion of electric power system reform in the period of “The Eleventh  Five-Year Plan” adopted by the State Council in November 2006, the SERC will speed up the reform to establish an electric power market suitable to China’s circumstances. Furthermore, the PRC government started in 2009 to experiment with a program for direct power purchase by large power end-users, and has promulgated relevant rules governing the price and method of direct power purchase transaction as well as the market entrance and exit mechanism. In accordance with the above policies, we are conducting research on the program for direct power purchase by large power end-users. However, since the detailed implementation rules governing the program at local level are different among the regions in terms of market entrance condition, scope of experiment, and price and method of direct power purchase, these rules are subject to approvals by relevant central governmental authorities. As of December 31, 2011, of the areas we operate power plants, Fujian, Liaoning and Jiangsu provinces are approved by the NDRC to implement the direct power purchase by large power end-users.

                Establishing regional power markets and increasing the use of the bidding method are the general trend in China’s power market reform, which is conducive to creating a competition environment that is fair, transparent and equitable. Power sales through bidding process in small amounts have been experimented in the power market in the Northeastern region and Eastern region. However, during the three years ended December 31, 2011, the use of the bidding method in power sales had not been substantively implemented yet.

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

                The following table sets forth the average power tariff (RMB/MWh) of electric power sold by our power plants in China, for each of the five years ended December 31, 2011 and the approved power tariff for 2012.

	Year Ended December 31,
	2007	2008	2009	2010	2011	2012
	Average Tariff (1)	Average Tariff (1)	Average Tariff(1)	Average Tariff(1)	Average Tariff(1)	Approved Tariff(1)
Liaoning Province
Dalian Power Plant	323.27	338.05	368.66	375.44	382.84	414.20
Dandong Power Plant	330.38	340.82	366.30	376.61	383.08	414.20
Yingkou Power Plant	343.37	360.45	383.58	387.78	394.82	414.20
Yingkou Co-generation Power Plant	--	--	375.00	386.29	391.92	414.20
Wafangdian Wind Power Plant	--	--	--	--	610.00	610.00
Inner Mongolia Autonomous Region
Huade Wind Power Plant	--	--	--	510.00	528.45	510.00
Hebei Province
Shang’an Power Plant	344.47	356.52	372.41	378.59	408.20
Phase I						445.50
Phase II						430.00

	Year Ended December 31,
	2007	2008	2009	2010	2011	2012
	Average Tariff (1)	Average Tariff (1)	Average Tariff(1)	Average Tariff(1)	Average Tariff(1)	Approved Tariff(1)
Gansu Province
Pingliang Power Plant	223.31	238.89	261.02	275.91	306.36	334.30
Jiuquan Wind Power Plant	--	--	--	--	--	520.60
Beijing Municipality
Beijing Co-generation Power Plant	--	--	482.42	474.21	481.35	511.30
Tianjin Municipality
Yangliuqing Co-generation Power Plant	--	--	408.12	407.08	414.23
Phase III						466.60
Phase IV						411.80
Shanxi Province
Yushe Power Plant
Phase I	332.53	345.77	352.89	336.30	336.30	--
Phase II	274.16	289.32	316.62	333.36	363.66	396.70
Zuoquan Power Plant	--	--	--	--	--	385.70
Shandong Province
Dezhou Power Plant	360.45	394.08	418.92	417.68	443.20	473.40
Jining Power Plant
Phases I, II	310.90	356.56	397.40	398.11	--	--
Phases III	370.90	384.29	408.47	411.16	418.76	451.40
Co-generation	--	--	397.40	401.90	423.82	451.40
Xindian Power Plant
Phases I, II	379.71	371.86	--	--	--	--
Phase III	356.01	370.99	404.30	405.67	426.77	453.80
Weihai Power Plant	403.00	422.78	459.90	456.31	435.52	513.00
Rizhao Power Plant Phase II	--	--	394.24	397.60	420.06	446.90
Zhanhua Co-generation	--	--	--	397.40	419.76	446.90
Henan Province
Qinbei Power Plant	311.86	339.85	370.47	379.68	412.75	439.20
Jiangsu Province
Nantong Power Plant	339.47	385.53	401.71	409.06	425.97	455.00
Nanjing Power Plant	342.99	375.47	407.58	414.19	442.54	455.00
Taicang Power Plant
Phase I	359.69	401.60	412.19	415.37	424.09	458.10
Phase II	358.08	396.48	398.36	414.13	429.44	458.10
Huaiyin Power Plant
Phase I	--	--	--	--		--
Phase II	357.47	396.80	415.73	443.17	438.72	455.00
Phase III	357.47	396.80	415.73	443.17	438.72	455.00
Jinling Power Plant
CCGT	481.99	528.73	544.97	568.00	587.53	581.00
Coal-fired	--	--	--	430.00	417.99	463.00
Qidong Wind Power Plant
Phases I	--	--	487.70	487.70	519.08	487.70
Phases II	--	--	--	--	--	610.00
Shanghai Municipality
Shidongkou I	369.54	377.35	425.76	435.52	441.11	467.10
Shidongkou II	347.93	377.04	411.80	416.36	422.25	452.10
Shidongkou power plant	--	--	--	445.70	457.20	477.30
Shanghai CCGT Power Plant	--	602.57	629.00	662.00	665.00	665.00

	Year Ended December 31,
	2007	2008	2009	2010	2011	2012
	Average Tariff (1)	Average Tariff (1)	Average Tariff(1)	Average Tariff(1)	Average Tariff(1)	Approved Tariff(1)
Chongqing Municipality
Luohuang Power Plant
Phases I, II	308.65	338.27	365.70	373.30	409.95	449.10
Phase III	337.30	354.89	381.07	388.30	411.91	449.10
Zhejiang Province
Changxing Power Plant(2)	428.16	450.86	479.71	519.39	--	--
Yuhuan Power Plant	415.05	444.92	467.54	459.86	462.49	482.00
Hunan Province
Yueyang Power Plant
Phase I	366.49	388.53	434.39	433.09	467.74	501.40
Phase II	378.91	398.62	434.05	439.92	467.74	501.40
Phase III	--	--	--	--	461.98	501.40
Hubei Province
Enshi Hydro	--	--	--	--	437.03	360.00
Jiangxi Province
Jinggangshan Power Plant
Phase I	366.94	379.99	415.37	427.56	448.30	491.20
Phase II	--	--	406.60	408.51	446.55	485.20
Fujian Province
Fuzhou Power Plant	369.61	401.22	412.24	413.22	425.38
Phase I						460.30
Phase II						467.30
Phase III						452.80
Guangdong Province
Shantou Power Plant
Phase I	497.7	522.42	547.00	540.70	546.51	565.51
Phase II	453.2	472.96	502.23	496.20	501.76	521.00
Haimen Power Plant	--	--	497.45	496.33	498.77	529.00
Yunnan Province
Diandong	--	--	--	--	345.43	360.60
Yuwang	--	--	--	--	345.31	360.60
_______________

Notes:

(1)	Includes value-added tax.

(2)	The Unit I and Unit II of Changxing were shut down in January 2011.

Power sales in Singapore

According to the latest available update from EMA, the total licensed capacity in commercial operation in Singapore was 9,892MW. In 2011, the peak demand for electricity was 6,312MW and the annual average load was 5,035 MW. The power market in Singapore is competitive, and power generation companies sell their power output through bidding process and vesting contracts. For the year ended December 31, 2011, power sold through vesting contracts presented approximately 60% of the total power sold by the power generation companies.

               Tuas Power is required to sell a substantial portion of its electric power output to the NEMS through a competitive bidding process. The gas-fired combined cycle units of Tuas Power enjoy advantages in the competitive biddings of the pool market given their relatively low cost and high efficiency. Tuas Power in turn receives the price cleared in the market for its output. The uncertainty of the revenue associated the sale of electricity in the NEMS is effectively hedged via vesting contracts and direct retail sales which is carried out through a Tuas Power’s subsidiary. According to EMA, for each of the past five years ended December 31, 2011, the average annual pool price per MWh of the NEMS was S$124.57, S$162.53, S$109.90, S$170.66 and S$214.52, respectively. Tuas Power sells all its electricity output into the NEMS, but the actual settlement tariffs deviate from the pool prices due to the effect of vesting contracts and retail sales. For the period from January 1, 2011 to December 31, 2011, power sold through vesting contracts and retail sales represented approximately 88% of Tuas Power’s total power sold for the same period.

Fuel supply arrangements

In 2011, the majority of our power plants were fueled by coal, gas or oil.

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

In 2007, the power generation companies and coal suppliers were permitted to negotiate coal price and execute coal purchase contracts. The government will take temporary interventional measures to regulate coal price only in exceptional circumstances. In 2007, we purchased 76.72 million tons of coal and consumed 77.20 million tons of coal. Of the coal purchases in 2007, 63.3% was purchased under the key contracts and the remainder was purchased in the open market. The coal purchase price for our company, including transportation costs and miscellaneous expenses, averaged approximately RMB417.77 per ton. Our average unit fuel cost in 2007 increased by 10.04% from that in 2006.

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

In 2010, the average of coal price increased significantly. We purchased 114.82 million tons of coal and consumed 113.23 million tons of coal. Of our total coal purchases, 52.50% was purchased under the key contracts and the remainder was purchased in the open market. The coal purchase price for our company, including transportation costs and miscellaneous expenses, averaged approximately RMB605.04 per ton. Our average unit fuel cost in 2010 increased by 14.72% from that in 2009.

In 2011, the average of coal price increased significantly. We purchased 144.72 million tons of coal and consumed 144.07 million tons of coal. In 2011, we adjusted the threholds of key contracts in accordance with the NDRC’s catalogue and criteria. Of our total coal purchases, 26.13% was purchased under the key contracts and the remainder was purchased in the open market. The coal purchase price for our company, including transportation costs and miscellaneous expenses, averaged approximately RMB637.22 per ton. Our average unit fuel cost in 2011 increased by 9.24% from that in 2010.

In November 2011, the PRC Government issued certain policies to control coal price. The restrictive measures include, but not limited to, that (i) the increase in coal price under key contracts during 2012 shall not exceed 5% of the contract price of prior year, and (ii) since January 1, 2012, the exit price of 5,500 kcal/kg thermal coal at main ports at Bohai Rim, such as Qinhuangdao Port, shall not exceed RMB800 per ton.

For coal supply in 2012, we have entered into key contracts with coal suppliers at the beginning of 2012; and we have also entered into coal import contracts to supplement the coal supply for our power plants located in coastal regions, which is expected to further stabilize our fuel cost. However, due to the uncertainties in the coal market and coal transportation capacity, new challenges may arise with respect to the price and supply of coal, thus creating pressure on our cost control.

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

The gas co-generation expansion project of Beijing Co-generation Power Plant  (“Beijing CCGT”) is a gas-fired power plant. The gas supply for Beijing CCGT is transported through the Shanganning pipeline.

Tuas Power has four 367.5 MW gas-fired combined cycle generating units.  The gas supply for Tuas Power is provided by Gas Supply Pte Ltd and Sembcorp Pte Ltd in Singapore.

Oil

Tuas Power has two 600 MW oil-fired generating units.  The oil supply for Tuas Power is purchased from open market in Singapore.

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

C.           Organizational structure

We are 36.05% owned by HIPDC, which in turn is a subsidiary of Huaneng Group. Huaneng Group was established in 1988 with the approval of the State Council. Huaneng Group also holds a 15.87% equity interest in us either directly or through its wholly-owned subsidiaries.  In 2002, Huaneng Group was restructured as one of the five independent power generation group companies to take over the power generation assets originally belonging to the State Power Corporation of China.  Huaneng Group has a registered capital of RMB20 billion and is controlled and managed by the central government.  Huaneng Group is principally engaged in the development, investment, construction, management and operation of energy related projects as well as the production and sale of electricity.  In addition to this core business, Huaneng Group also engages in the development, investment, construction, production and sale of projects and products in the information, transportation, new energy source and environmental industries.

HIPDC was established in 1985 as a joint venture with 51.98% of its equity interests currently owned by Huaneng Group. HIPDC is engaged in developing, investing, operating and constructing power plants in China.  Some of the power plants currently owned and operated by us were originally built and later transferred to us by HIPDC.  Both Huaneng Group and HIPDC have agreed to give us preferential rights in the power development business and power assets transfers. See “Item 7.A. Major shareholders for details”

The following organizational chart sets forth the organizational structure of HIPDC and us as of March 31, 2012:

_______________

Notes:

(1)
Huaneng Group indirectly holds 100% equity interests in Pro-Power Investment Limited through its wholly-owned subsidiary, China Hua Neng Hong Kong Company Limited, and Pro-Power Investment Limited in turn holds 5% equity interests in HIPDC. As a result, Huaneng Group indirectly holds additional 5% equity interests in HIPDC.

(2)
Of the 15.87% equity interest, 11.06% was directly held by Huaneng Group, 3.70% was held by Huaneng Group through its wholly-owned subsidiary, China Hua Neng Hong Kong Company Limited, 0.09% was held by Huaneng Group through its wholly-owned subsidiary, Huaneng Captial Services Company Limited, and the remaining approximately 1.02% was held by Huaneng Group through its subsidiary, China Huaneng Finance Corporation Limited.

For a detailed discussion of the Company’s subsidiaries, see Note 9 to the Financial Statements.

D.           Property, plants and equipment

The following table presents certain summary information on our power plants as of March 31, 2012.

Plant or Expansion		Actual In-service Date	Current Installed Capacity	Ownership	Attributable Capacity	Type of Fuel
(Names as defined below)			(MW)%		MW
Liaoning Province
Dalian	Phase I	Unit I: Sep. 1988	2 x 350	100%	700	Coal
		Unit II: Dec. 1988
	Phase II	Unit III: Jan. 1999	2 x 350	100%	700	Coal
		Unit IV: Jan. 1999
Dandong		Unit I: Jan. 1999	2 x 350	100%	700	Coal
		Unit II: Jan. 1999
Yingkou	Phase I	Unit I: Jan. 1996	2 x 320	100%	640	Coal
		Unit II: Dec. 1996
	Phase II	Unit III: Aug. 2007	2 x 600	100%	1,200	Coal
		Unit IV: Oct. 2007
Yingkou Co-generation		Unit I: Dec. 2009	2 x 330	100%	660	Coal
		Unit II: Dec. 2009
Wafangdian wind power		24 turbines: Jun. 2011	48	100%	48	Wind
Inner Mongolia Autonomous Region
Huade wind power	Phase I	33 turbines: Dec. 2009	49.5	100%	49.5	Wind
	Phase II	33 turbines: Jun. 2011	49.5	100%	49.5	Wind
Hebei Province
Shang’an	Phase I	Unit I: Aug. 1990	2 x 350	100%	700	Coal
		Unit II: Dec. 1990
	Phase II	Unit III: Oct. 1997	2 x 300	100%	600	Coal
		Unit IV: Oct. 1997
	Phase III	Unit V: Jul. 2008	2 x 600	100%	1,200	Coal
		Unit VI: Aug. 2008
Kangbao Wind Power	Phase I	33 turbines: Jan. 2011	49.5	100%	49.5	Wind
Gansu Province
Pingliang		Unit I: Sep. 2000	3 x 325	65%	633.75	Coal
		Unit II: Jun. 2001
		Unit III: Jun. 2003
		Unit IV: Nov. 2003	1 x 330(1)	65%	214.5	Coal
		Unit V: Feb. 2010	2 x 600	65%	780	Coal
		Unit VI: March 2010
Jiuquan wind power		326 turbines: Dec. 2011	501.5	100%	501.5	Wind
Beijing Municipality
Beijing Co-generation		Unit I: Jan. 1998	2 x 165	41%	135.3	Coal
		Unit II: Jan. 1998
		Unit III: Dec. 1998	2 x 220	41%	180.4	Coal
		Unit IV: Jun. 1999
		Unit V: Apr. 2004	75	41%	30.75	Coal
Beijing CCGT		Unit I: Dec. 2011	2 x 306.9	41%	251.66	Gas
		Unit II: Dec. 2011
		Unit III: Dec. 2011	1 x 309.6	41%	126.94	Gas
Tianjin Municipality
Yangliuqing Co-generation		Unit I: Dec. 1998	4 x 300	55%	660	Coal
		Unit II: Sep. 1999
		Unit III: Dec. 2006
		Unit IV: May 2007
Shanxi Province

Plant or Expansion		Actual In-service Date	Current Installed Capacity	Ownership	Attributable Capacity	Type of Fuel
(Names as defined below)			(MW)%		MW
Yushe	Phase I	Unit I: Jun. 1994	2 x 100	60%	120	Coal
		Unit III: Dec. 1994
	Phase II	Unit IV: Oct. 2004	2 x 300	60%	360	Coal
		Unit II: Nov. 2004
Zuoquan		Unit I: Dec. 2011	2 x 673	80%	1,076.8	Coal
		Unit II: Jan. 2012
Shandong Province
Dezhou	Phase I	Units I: 1992	1 x 330	100%	330	Coal
		Unit II: 1992	1 x 320	100%	320	Coal
	Phase II	Units III: Jun. 1994	1 x 300	100%	300	Coal
		Unit IV: May 1995	1 x 320	100%	320	Coal
	Phase III	Units V: Jun. 2002	2 x 700	100%	1,400	Coal
		Unit VI: Oct. 2002
Jining	Coal-fired	Unit V: Jul. 2003	2 x 135	100%	270	Coal
		Unit VI: Aug. 2003
	Co-generation	Unit I: Nov. 2009	2 x 350	100%	700	Coal
		Unit II: Dec. 2009
Xindian	Phase III	Unit V: Sep 2006	2 x 300	95%	570	Coal
		Unit VI: Nov. 2006
Weihai	Phase II	Units III: Mar. 1998	2 x 320	60%	384	Coal
		Unit IV: Nov. 1998
Rizhao	Phase I	Unit I: Apr. 2000	2 x 350	44%	308	Coal
		Unit II: Apr. 2000
	Phase II	Unit III: Dec. 2008	2 x 680	100%	1,360	Coal
		Unit IV: Dec. 2008
Zhanhua		Unit I: Jul. 2005	2 x 165	100%	330	Coal
		Unit II: Jul. 2005
Henan Province
Qinbei	Phase I	Unit I: Nov. 2004	2 x 600	60%	720	Coal
		Unit II: Dec. 2004
	Phase II	Unit III: Nov. 2007	2 x 600	60%	720	Coal
		Unit IV: Nov. 2007
Jiangsu Province
Nantong	Phase I	Unit I: Sep. 1989	2 x 352	100%	704	Coal
		Unit II: Mar. 1990
	Phase II	Unit III: Jul. 1999	2 x 350	100%	700	Coal
		Unit IV: Oct. 1999
Nanjing		Unit I: Mar. 1994	2 x 320	100%	640	Coal
		Unit II: Oct. 1994
Taicang	Phase I	Unit I: Dec. 1999	2 x 320	75%	480	Coal
		Unit II: Apr. 2000
	Phase II	Unit III: Jan. 2006	2 x 630	75%	945	Coal
		Unit IV: Feb. 2006
Huaiyin	Phase II	Unit III: Jan. 2005	2 x 330	63.64%	420	Coal
		Unit IV: Mar. 2005
	Phase III	Unit V: May 2006	2 x 330	63.64%	420	Coal
		Unit VI: Sep. 2006
Jinling	CCGT	Unit I: Dec. 2006	2 x 390	60%	468	Gas
		Unit II: Mar. 2007
	Coal-fired	Unit III: Dec. 2009	1,030	60%	618	Coal
Qidong	Phase I	61 turbines: Mar. 2009	91.5	65%	59.5	Wind
	Phase II	25 turbines: Jan. 2011	50.0	65%	32.5	Wind
Shanghai Municipality
Shidongkou I		Unit I: Feb. 1988	4 x 325	100%	1,300	Coal

Plant or Expansion		Actual In-service Date	Current Installed Capacity	Ownership	Attributable Capacity	Type of Fuel
(Names as defined below)			(MW)%		MW
		Unit II: Dec. 1988
		Unit III: Sep. 1989
		Unit IV: May 1990
Shidongkou II	Phase I	Unit I: Jun. 1992	2 x 600	100%	1,200	Coal
		Unit II: Dec. 1992
	Phase II	Unit I: Oct. 2011	2 x 660	50%	660	Coal
		Unit II: Oct. 2011
Shanghai CCGT		Unit I: May 2006	3 x 390	70%	819	Gas
		Unit II: Jun. 2006
		Unit III: Jul. 2006
Chongqing Municipality
Luohuang	Phase I	Unit I: Sep. 1991	2 x 360	60%	432	Coal
		Unit II: Feb. 1992
	Phase II	Unit III: Dec. 1998	2 x 360	60%	432	Coal
		Unit IV: Dec. 1998
	Phase III	Unit V: Dec. 2006	2 x 600	60%	720	Coal
		Unit VI: Jan. 2007
Zhejiang Province
Changxing(2)		Unit I: Jan. 1992	1 x 135	100%	260	Coal
		Unit II: Aug. 1992	1 x 125
Yuhuan	Phase I	Unit I: Nov. 2006	2 x 1,000	100%	2,000	Coal
		Unit II: Dec. 2006
	Phase II	Unit III: Nov. 2007	2 x 1,000	100%	2,000	Coal
		Unit IV: Nov. 2007
Hunan Province
Yueyang	Phase I	Unit I: Sep. 1991	2 x 362.5	55%	398.75	Coal
		Unit II: Dec. 1991
	Phase II	Unit III: Mar. 2006	2 x 300	55%	330	Coal
		Unite IV: May 2006
	Phase III	Unit V: Jan. 2011	1 x 600	55%	330	Coal
Xiangqi Hydro		Unit I: Dec. 2011	1 x 20	100%	20	Hydro
Hubei Province
Enshi Hydro		Unit I: Dec. 2011	3 x 5	100%	15	Hydro
		Unit II: Dec. 2011
		Unit III: Dec. 2011
Jiangxi Province
Jinggangshan	Phase I	Unit I: Dec. 2000	2 x 300	100%	600	Coal
		Unit II: Aug. 2001
	Phase II	Unit III: Nov. 2009	2 x 660	100%	1,320	Coal
		Unit IV: Dec. 2009
Fujian Province
Fuzhou	Phase I	Unit I: Sep. 1988	2 x 350	100%	700	Coal
		Unit II: Dec. 1988
	Phase II	Unit III: Oct. 1999	2 x 350	100%	700	Coal
		Unit IV: Oct. 1999
	Phase III	Unit V: Jul. 2010	1 x 660(3)	100%	660	Coal
		Unit VI: Oct. 2011	1 x 660	100%	660	Coal
Guangdong Province
Shantou	Phase I	Unit I: Jan. 1997	2 x 300	100%	600	Coal
		Unit II: Jan. 1997
	Phase II	Unit III: Oct. 2005	1 x 600	100%	600	Coal
Haimen		Unit I: Jul. 2009	2 x 1,036	100%	2,072	Coal
		Unit II: Oct. 2009
Yunnan Province
Diandong	Phase I	Unit I: Feb. 2006	2 x 600	100%	1,200	Coal
		Unit II: Jul. 2006

Plant or Expansion		Actual In-service Date	Current Installed Capacity	Ownership	Attributable Capacity	Type of Fuel
(Names as defined below)			(MW)%		MW
	Phase II	Unit III: Nov. 2006	2 x 600	100%	1,200	Coal
		Unit IV: May 2007
Yuwang	Phase I	Unit I: Jul. 2009	2 x 600	100%	1,200	Coal
		Unit II: Feb. 2010
Singapore
Tuas	Phase I	Unit I: Mar. 1999	2 x 600	100%	1,200	Oil
		Unit II: Dec. 1999
	Phase II	Unit III: Nov. 2001	4 x 367.5	100%	1,470	Gas
		Unit IV: Jan. 2002
		Unit V: Feb. 2005
		Unit VI: Sep. 2005

_______________

Notes:

(1)	The installed capacity of Unit IV of Pingliang was expanded to 330MW since January 2012.

(2)	The Unit I and Unit II of Changxing were shut down in January 2011.

(3)	The installed capacity of Unit V and Univ VI of Fuzhou was expanded to 660MW since January 2012.

The following table presents the availability factors and the capacity factors of our coal-fired operating power plants in China for the years ended December 31, 2009, 2010 and 2011.

	Availability factor (%)			Capacity factor (%)
Coal-fired Power Plant
	2009	2010	2011	2009	2010	2011
Liaoning Province
Dalian	92.35	96.67	97.63	68.38	64.51	55.49
Dandong	93.40	98.69	96.51	66.51	63.02	52.25
Yingkou	86.53	99.94	98.15	63.12	61.11	53.84
Yingkou Co-generation	--	96.57	86.78	--	63.45	54.25

Hebei Province
Shang’an	92.66	96.66	95.86	53.99	66.13	66.05

Gansu Province
Pingliang	93.46	97.39	92.52	48.30	44.66	56.33

Beijing Municipality
Beijing	94.80	93.32	95.27	59.37	63.55	66.02

Tianjin Municipality
Yangliuqing	93.99	91.6	91.13	57.14	61.25	66.17

Shanxi Province
Yushe	95.35	92.37	95.24	63.69	69.76	59.65

Shandong Province
Dezhou	92.67	92.16	95.46	63.75	70.05	62.07
Jining	85.91	90.61	97.92	68.23	62.41	38.89
Weihai	93.55	94.05	93.38	66.35	70.59	57.92
Xindian	88.69	91.63	93.73	63.65	69.57	63.04
Rizhao II	91.51	92.16	98.52	61.33	68.42	70.55
Zhanhua Co-generation	--	100.00	94.44	--	83.78	54.91

Henan Province
Qinbei	93.91	94.69	92.69	59.50	66.41	72.04

Jiangsu Province
Nantong	92.28	94.61	97.10	63.55	73.44	75.79
Nanjing	90.14	92.98	94.56	65.17	68.94	71.02
Taicang	94.11	88.93	96.26	73.17	69.84	75.53
Huaiyin	90.98	96.76	95.99	54.06	59.66	63.74
Jinling II	--	--	87.83	--	--	70.56

Shanghai Municipality
Shidongkou I	88.04	97.58	100.00	63.81	68.73	75.96
Shidongkou II	93.30	95.21	95.41	63.65	52.15	64.66

	Availability factor (%)			Capacity factor (%)
Coal-fired Power Plant
	2009	2010	2011	2009	2010	2011
Chongqing Municipality
Luohuang	91.17	96.79	91.81	50.69	54.20	67.28

Zhejiang Province
Changxing(1)	92.49	93.75	-	69.60	73.26	-
Yuhuan	91.03	95.61	93.24	56.83	68.30	76.39

Hunan Province
Yueyang	92.07	98.54	97.49	45.01	49.85	63.66

Jiangxi Province
Jinggangshan	87.88	97.13	87.46	54.45	49.06	56.39

Fujian Province
Fuzhou	95.87	97.52	94.39	69.40	61.38	72.89

Guangdong Province
Shantou	89.84	96.49	91.95	58.96	66.94	67.40
Haimen	99.57	93.95	93.15	56.53	66.18	74.22

Yunnan Province
Diandong	--	--	93.28	--	--	55.40
Yuwang	--	--	95.34	--	--	55.30

_______________
Note:

(1)	The Unit I and Unit II of Changxing were shut down in January 2011.

The details of our operating power plants and construction projects as of March 31, 2012 are described below.

Power Plants in Liaoning Province

                Dalian Power Plant

                Huaneng Dalian Power Plant (“Dalian Power Plant”) is located on the outskirts of Dalian, on the coast of Bohai Bay. Dalian Power Plant, including Phase I and Phase II, has an installed capacity of 1,400 MW and consists of four 350 MW coal-fired generating units which commenced commercial operations in 1988 and 1999 respectively. We hold 100% equity interest in Dalian Power Plant.

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

                 In 2011, Dalian Power Plant obtained 41.0% of its total consumption of coal pursuant to the key contracts and the remainder in the open market. The weighted average cost of coal for Dalian Power Plant in 2011 was RMB510.07 (2010: RMB543.26) per ton.

                Dalian Power Plant sells its electricity to Liaoning Electric Power Company.

                Dandong Power Plant

                Huaneng Dandong Power Plant (“Dandong Power Plant”) is located on the outskirts of the city of Dandong in Liaoning. Dandong Power Plant had originally been developed by HIPDC which, pursuant to the Reorganization Agreement, transferred all its rights and interests therein to us effective December 31, 1994. In March 1997, we began the construction of Dandong Power Plant, which comprises two 350 MW coal-fired generating units. We hold 100% equity interest in Dandong Power Plant.

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

                In 2011, Dandong Power Plant obtained 67.3% of its total consumption of coal pursuant to the key contracts and the remainder in the open market. The weighted average cost of coal for Dandong Power Plant in 2011 was RMB517.07 (2010: RMB556.41) per ton.

                Dandong Power Plant sells its electricity to Liaoning Electric Power Company.

Yingkou Power Plant

Huaneng Yingkou Power Plant (“Yingkou Power Plant”) is located in Yingkou City in Liaoning Province. Yingkou Power Plant Phase I has an installed capacity of 640 MW and consists of two 320 MW supercritical coal-fired generating units which commenced commercial operations in January and December 1996, respectively. Yingkou Power Plant Phase II has an installed capacity of 1,200MW and consists of two 600 MW coal-fired generating units which commenced operations in August and October 2007, respectively. We hold 100% equity interest in Yingkou Power Plant.

                The coal supply for Yingkou Power Plant is mainly obtained from Shanxi Province. Yingkou Power Plant typically stores 400,000 tons of coal on site. In 2011, Yingkou Power Plant obtained 26.8% of its total consumption of coal pursuant to the key contracts and the remainder in the open market. The weighted average cost of coal for Yingkou Power Plant in 2011 was RMB531.75 (2010: RMB570.29) per ton.

                Yingkou Power Plant sells its electricity to Liaoning Electric Power Company.

Yingkou Co-generation Power Plant

Huaneng Yingkou Co-generation Power Plant (“Yingkou Co-generation Power Plant”) is located in Yingkou City in Liaoning Province. Yingkou Co-generation Power Plant has an installed capacity of 660 MW and consists of two 330 MW generating units which commenced operation in December 2009. We hold 100% equity interest in Yingkou Co-generation Power Plant.

The coal supply for Yingkou Co-generation Power Plant is mainly obtained from Inner Mongolia Autonomous Region. Yingkou Co-generation Power Plant typically stores 140,000 tons of coal on site. In 2011, Yingkou Co-generation Power Plant obtained all of its total consumption of coal from internal sources. The weighted average cost of coal for Yingkou Co-generation Power Plant in 2011 was RMB406.81 (2010: RMB419.23) per ton.

Yingkou Co-generation Power Plant sells its electricity to Liaoning Electric Power Company.

Wafangdian Wind Power Plant

Dalian Wafangdian Wind Power Plant (“Wafangdian Wind Power Plant”) is located in Dalian City in Liaoning Province. The installed capacity of phase I of Wafangdian Wind Power Plant is 48 MW and consists of 24 turbines. It commenced operation in June 2011. We hold 100% equity interest in Wafangdian Wind Power Plant.

Wafangdian Wind Power Plant sells its electricity to Liaoning Electric Power Company.

Construction Projects in Liaoning Province

Suzihe Hydropower project. On January 4, 2011, we entered into an equity transfer agreement relating to the acquisition of Fushun Suzihe Hydropower with its existing shareholders, pursuant to which we agreed to acquire the entire equity interest in Fushun Suzihe Hydropower with an aggregate consideration of RMB50 million. Fushun Suzihe Hydropower is the legal owner of a hydropower project with a planned hydropower capacity of 37.5 MW (3 x 12.5 MW), which is under construction and is expected to commence operation by 2012. By completing this acquisition, we entered for the first time the hydropower market in Liaoning Province which was instrumental in improving our power structure in Liaoning Province.

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

Power Plant in Inner Mongolia Autonomous Region

                Huade Wind Power Plant

Huaneng Huade Wind Power Plant (“Huade Wind Power Plant”) is located in Huade, Inner Mongolia Autonomous Region. Phase I of Huade Wind Power Plant  has an installed capacity of 49.5 MW and consists of 33 wind power turbines which commenced commercial operation in 2009. Phase II of Huade Wind Power Plant  has an installed capacity of 49.5 MW and consists of 33 wind power turbines which commenced commercial operation in June 2011. We hold 100% equity interest in Huade Wind Power Plant.

Huade Wind Power Plant sells its electricity to Inner Mongolia Power (Group) Co., Ltd.

Power Plants in Hebei Province

                Shang’an Power Plant

Huaneng Shang’an Power Plant (“Shang’an Power Plant”) is located on the outskirts of Shijiazhuang. Shang’an Power Plant has been developed in three separate expansion phases. The Shang’an Power Plant Phase I has an installed capacity of 700 MW and consists of two 350 MW coal-fired generating units which commenced commercial operations in 1990. Shang’an Power Plant Phase II shares with the Shang’an Power Plant Phase I certain facilities, such as coal storage facilities and effluence pipes, which have been built to accommodate the requirements of plant expansions. The Shang’an Power Plant Phase II utilizes two 300 MW coal-fired generating units, which commenced commercial operation in 1997. The Shang’an Power Plant Phase III has an installed capacity of 1,200 MW and consists of two 600 MW supercritical coal-fired generating units which commenced commercial operations in July and August 2008, respectively. Unit 5 of Shang’an Power Plant is the first 600MW supercritical air-cooling unit which commenced operation in the PRC. We hold 100% equity interest in Shang’an Power Plant.

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

                In 2011, Shang’an Power Plant obtained 22.6% of its total consumption of coal pursuant to the key contracts and the remainder was obtained in the open market. The weighted average cost of coal for Shang’an Power Plant in 2011 was RMB590.19 (2010: RMB574.55) per ton.

                Shang’an Power Plant sells its electricity to Hebei Electric Power Company.

Kangbao Wind Power Plant

Huaneng Kangbao Wind Power Plant (“Kangbao Wind Power Plant”) consists of 33 wind power turbines with a total installed capacity of 49.5 MW. In January 2011, the Phase I of Kangbao Wind Power Plant with a total generation capacity of 49.5MW has completed the trial run. We hold 100% equity interest in Kangbao Wind Power Plant.

Kangbao Wind Power Plant sells its electricity to Beijing-Tianjin-Tanggu Electric Power Company.

Power Plant in Gansu Province

                Pingliang Power Plant

Huaneng Pingliang Power Plant (“Pingliang Power Plant”) is located in Pingliang City of Gansu Province. Pingliang Power Plant consists of three 325 MW and one 330 MW coal-fired generating units which commenced commercial operation in 2000, 2001 and June and November 2003 respectively. The installed capacity of Unit I, Unit II and Unit III of Pingliang Power Plant were expanded from 300 MW to 325 MW in January 2010, respectively. The installed capacity of Unit IV of Pingliang Power Plant was expanded from 300 MW to 330 MW in January 2011. Pingliang Power Plant Phase II consists of two 600 MW generating units with a total installed capacity of 1200 MW, which commenced commercial operation in February 2010 and March 2010, respectively. We hold 65% equity interest in Pingliang Power Plant.

                The coal supply for Pingliang Power Plant is obtained from local coal mines. Pingliang Power Plant typically stores 230,000 tons of coal on site. In 2011, Pingliang Power Plant obtained 77.4% of its coal supplies from the key contracts. The weighted average cost of coal for Pingliang Power Plant in 2011 was RMB444.54 (2010: RMB367.28) per ton.

                Pingliang Power Plant sells its electricity to Gansu Electric Power Company.

Jiuquan Wind Power Project

Jiuquan Wind Power Project (“Jiuquan Wind Power Project”) consists of three wind power plants, Ganhekou Wind Power Plant II, Qiaowan Wind Power Plant II and Qiaowan Wind Power Plant III. It has 326 wind power turbines with a total installed capacity of 501.5 MW. In December 2011, all three wind power plants completed the trial run. We hold 100% equity interest in Jiuquan Wind Power Project.

Jiuquan Wind Power Plant sells its electricity to Gansu Electric Power Company.

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

                The coal supply for Beijing Co-generation Power Plant is mainly obtained from Inner Mongolia Autonomous Region. Beijing Co-generation Power Plant typically stores 165,000 tons of coal on site. In 2011, Beijing Co-generation Power Plant obtained 89.6% of its total consumption of coal pursuant to the key contracts. The weighted average cost of coal for Beijing Co-generation Power Plant in 2011 was RMB569.31 (2010: RMB551.52) per ton.

                Beijing Co-generation Power Plant sold its electricity to North China Electric Power Company in 2011.

Beijing Co-generation Power Plant Expansion Project

The gas co-generation expansion project of Beijing Co-generation Power Plant (“Beijing CCGT”) consists of one set of “two on one” F-grade gas and steam combined cycle generating unit with a power generation capacity of 923.4 MW, heat supply capacity of 650 MW and heat supply area of approximately 13,000,000 square metres. High-standard denitrification, noise reduction, water treatment and other environmental protection facilities will be constructed concurrently. In December 2011, Beijing CCGT completed its trial run. We hold 41% equity interest in Beijing Co-generation Power Plant. Beijing CCGT sells its electricity to North China Electric Company.

Being the first project commencing construction among the four major co-generation centres in Beijing, Beijing CCGT firstly introduced the most efficient world-class F-grade gas turbine in the PRC thus setting a new record of the maximum heat supply capacity, minimum power consumption for power generation and highest annual thermal efficiency for the same type of generating units in the PRC and attaining a leading and international class design standard in the PRC.

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

                The coal supply for Yangliuqing Co-generation Power Plant is mainly obtained from Shanxi Province and Inner Mongolia Autonomous Region. Yangliuqing Co-generation Power Plant typically stores 300,000 tons of coal on site. In 2011, Yangliuqing Co-generation Power Plant obtained 56.9% of its total consumption of coal pursuant to the key contracts and the remainders in the open market. The weighted average cost of coal for Yangliuqing Co-generation Power Plant in 2011 was RMB568.94 (2010: RMB568.81) per ton.

Yangliuqing Co-generation Power Plant sold its electricity to North China Electric Company in 2011.

Power Plant in Shanxi Province

                Yushe Power Plant

Huaneng Yushe Power Plant (“Yushe Power Plant”) is located in Yushe County of Shanxi Province.  Yushe Power Plant Phase I has an installed capacity of 200 MW and consists of two 100 MW coal-fired generating units which commenced commercial operations in August and December 1994, respectively. Two 300 MW coal-fired generating units of Yushe Power Plant Phase II commenced commercial operations in October and November 2004, respectively. We hold 60% equity interest in Yushe Power Plant.

                The coal supply for Yushe Power Plant is obtained from several coal producers located mostly in Shanxi Province. Yushe Power Plant typically stores 500,000 tons of coal on site. In 2011, Yushe Power Plant obtained approximately 18.8% of its total consumption of coal from the key contracts and the remainder was obtained in the open market. The weighted average cost of coal for Yushe Power Plant in 2011 was RMB501.78 (2010: RMB486.52) per ton.

                Yushe Power Plant sells its electricity to Shanxi Electric Power Company.

Zuoquan Power Plant

Shanxi Huaneng Zuoquan Power Plant (“Zuoquan Power Plant”) is located in Zuoquan County of Shanxi Province. Zuoquan Power Plant has an installed capacity of 1,346 MW and consists of two 673 MW coal-fired generating units which commenced commercial operations in December 2011 and January 2012, respectively. We hold 80% equity interest in Zuoquan Power Plant.

                Zuoquan Power Plant typically stores 200,000 tons of coal on site.

Zuoquan Power Plant sells its electricity to Shanxi Electric Power Company.

Power Plants in Shandong Province

                Dezhou Power Plant

                Huaneng Dezhou Power Plant (“Dezhou Power Plant”) is located in Dezhou City, near the border between Shandong and Hebei Provinces, close to an industrial zone that is an important user of electric power for industrial and commercial purposes. Dezhou Power Plant comprises of three phases, with Phase I consisting of one 320MW and one 330MW coal-fired generating units, Phase II consisting of two 300 MW coal-fired generating units, and Phase III consisting of two 700 MW coal-fired generating units. The installed capacity of Unit IV was upgraded from 300 MW to 320 MW in January 2009. We hold 100% equity interest in Dezhou Power Plant.

                Dezhou Power Plant is approximately 200 km from Taiyuan, Shanxi Province, the source of the plant’s coal supply. The plant is located on the Taiyuan-Shijiazhuang-Dezhou rail line, giving it access to transportation facilities for coal. Dezhou Power Plant typically stores 400,000 tons of coal on site. In 2011, Dezhou Power Plant obtained approximately 54.3% of its total consumption of coal pursuant to the key contracts and the remainder was obtained in the open market. The weighted average cost of coal for Dezhou Power Plant in 2011 was RMB614.07 (2010: RMB564.87) per ton. The plant is connected to the main trunk rail line at Dezhou by a dedicated 3.5 km spur line owned by us.

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

                Jining Power Plant currently consists of two coal-fired generating units, with an aggregate installed capacity of 270 MW. In addition, Jining Power Plant (Co-generation) has an installed capacity of 700 MW and consists of two 350 MW generating units which commenced operation in November and December 2009, respectively. We hold 100% equity interest in Jining Power Plant.

                In 2011, Jining Power Plant obtained approximately 30.7% of its total consumption of coal pursuant to the key contracts and the remainder was obtained in the open market. The weighted average cost of coal for Jining Power Plant in 2011 was RMB682.33 (2010: RMB663.97) per ton.

                Jining Power Plant sells its electricity to Shandong Electric Power Company.

                Xindian Power Plant

                Huaneng Xindian Power Plant (“Xindian Power Plant”) is located in Zibo City of Shandong Province. Xindian Power Plant has an installed capacity of 450 MW and consists of two 225 MW coal-fired generating units which commenced commercial operations in December 2001 and January 2002, respectively, and were shut down in September 2009. Xindian Power Plant Phase III Expansion consists of two 300 MW generating units with a total installed capacity of 600 MW, which were put into operation in September and November 2006, respectively. We hold 95% equity interest in Xindian Power Plant.

                The coal supply for Xindian Power Plant is obtained from several coal producers located mostly in Shanxi Province. Xindian Power Plant typically stores 250,000 tons of coal on site. In 2011, Xindian Power Plant obtained 9.6% of its total consumption of coal pursuant to the key contracts and the remainder in the open market. The weighted average cost of coal for Xindian Power Plant in 2011 was RMB678.70 (2010: RMB642.77) per ton.

                Xindian Power Plant sells its electricity to Shandong Electric Power Company.

                Weihai Power Plant

                Huaneng Weihai Power Plant (“Weihai Power Plant”) is located approximately 16 km southeast of Weihai City, on the shore of the Bohai Gulf. Its location provides access to cooling water for operations and transportation of coal as well as ash and slag disposal facilities. We hold 60% equity interest in Weihai Power Plant, the remaining 40% interest of which is owned by Weihai Power Development Bureau (“WPDB”).

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

The coal supply for Weihai Power Plant is obtained from Shanxi Province and Inner Mongolia. Weihai Power Plant typically stores 160,000 tons of coal on site. In 2011, Weihai Power Plant obtained approximately 18.6% of its total consumption of coal pursuant to the key contracts and the remainder was obtained in the open market. The weighted average cost of coal for Weihai Power Plant in 2011 was RMB675.35 (2010: RMB647.82) per ton.

                Weihai Power Plant sells its electricity to Shandong Electric Power Company.

Rizhao Power Plant

                Huaneng Rizhao Power Plant (“Rizhao Power Plant”) is located in Rizhao City of Shandong Province. Rizhao Power Plant currently has an aggregate installed capacity of 2,060 MW. Rizhao Power Plant Phase I has an installed capacity of 700 MW and consists of two 350 MW coal-fired generating units which commenced commercial operations both in April 2000. We hold 44% equity interests in Phase I of Rizhao Power Plant.

                We hold 100% equity interest in Phase II of Rizhao Power Plant, which commenced commercial operation in December 2008 and consists of two 680 MW supercritical coal-fired generating units.The coal supply for Phase II of Rizhao Power Plant is obtained from Shanxi Province. Phase II of Rizhao Power Plant typically stores 200,000 tons of coal on site. In 2011, Phase II of Rizhao Power Plant obtained 15.4% of its total consumption of coal pursuant to the key contracts and the remainder in the open market. The weighted average cost of coal for Phase II of Rizhao Power Plant in 2011 was RMB647.13 (2010: RMB649.75) per ton.

                Rizhao Power Plant sells its electricity to Shandong Electric Power Company.

Zhanhua Co-generation Power Plant

                Shandong Zhanhua Co-generation Limited Company (“Zhanhua Co-generation Power Plant”) is located in Zhanhua City of Shandong Province. Zhanhua Co-generation Power Plant currently has an aggregate installed capacity of 330 MW, consisting of two generating units which commenced commercial operations in July 2005. We hold 100% equity interest in Zhanhua Co-generation Power Plant.

The coal supply for Zhanhua Co-generation Power Plant is mainly obtained from Inner Mongolia Autonomous Region. Zhanhua Co-generation Power Plant typically stores 90,000 tons of coal on site. In 2011, Zhanhua Co-generation Power Plant obtained 34.0% of its total consumption of coal pursuant to the key contracts. The weighted average cost of coal for Zhanhua Co-generation Power Plant in 2011 was RMB707.9 (2010: RMB653.12) per ton.

                Zhanhua Co-generation Power Plant sells its electricity to Shandong Electric Power Company.

Power Plant in Henan Province

                Qinbei Power Plant

                Huaneng Qinbei Power Plant (“Qinbei Power Plant”) is located in Jiyuan City of Henan Province. Its installed capacity is 2,400 MW which consists of four 600 MW supercritical coal-fired generating units. Two units commenced commercial operations in November and December 2004, and the other two units commenced commercial operation in November 2007. We hold 60% equity interest in Qinbei Power Plant.

                The coal supply for Qinbei Power Plant is obtained from Shanxi Province. Qinbei Power Plant typically stores 270,000 tons of coal on site. In 2011, Qinbei Power Plant obtained 2.4% of its total consumption of coal pursuant to the key contracts and the remainder was obtained in the open market. The weighted average cost of coal for Qinbei Power Plant in 2011 was RMB676.05 (2010: RMB638.54) per ton.

                Qinbei Power Plant sells its electricity to Henan Electric Power Company.

Construction Project in Henan Province

                Qinbei Power Plant Phase III. In December 2010, one 1,000 MW domestic ultra-supercritical coal-fired generating unit of the Phase III of Qinbei Power Plant has been approved by the National Development and Reform Commission of the PRC. We hold 60% equity interest in Qinbei Power Plant.

Power Plants and Projects in Jiangsu Province

                Nantong Power Plant

                Huaneng Nantong Power Plant (“Nantong Power Plant”) is located in the city of Nantong. Nantong Power Plant, including Phase I and Phase II, has an installed capacity of 1,404 MW and consists of two 352 MW and two 350 MW coal-fired generating units which commenced commercial operations in 1989, 1990 and 1999, respectively. We hold 100% equity interest in Nantong Power Plant.

                The coal supply for Nantong Power Plant is obtained from several coal producers located mostly in Northern Shanxi Province. The coal is transported by rail from the mines to Qinhuangdao port and then shipped to the Nantong Power Plant. Nantong Power Plant typically stores 300,000 tons of coal on site.

                In 2011, Nantong Power Plant obtained 28.9% of its total consumption of coal pursuant to the key contracts and the remainder was obtained in the open market. The weighted average cost of coal for Nantong Power Plant in 2011 was RMB677.62 (2010: RMB639.54) per ton.

                Nantong Power Plant sells its electricity to Jiangsu Electric Power Company.

                Nanjing Power Plant

                Huaneng Nanjing Power Plant (“Nanjing Power Plant”) has an installed capacity of 640 MW consisting of two 320 MW coal-fired generating units which commenced commercial operations in March and October 1994, respectively. We hold 100% equity interest in Nanjing Power Plant.

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

                In 2011, Nanjing Power Plant obtained approximately 9.8% of its total consumption of coal pursuant to the key contracts and the remainder was obtained in the open market. The weighted average cost of coal for Nanjing Power Plant in 2011 was RMB680.87 (2010: RMB671.44) per ton.

                Nanjing Power Plant sells its electricity to Jiangsu Electric Power Company.

                Taicang Power Plant

                Huaneng Taicang Power Plant (“Taicang Power Plant”) is located in the vicinity of Suzhou, Wuxi and Changzhou, which is the most affluent area in Jiangsu Province. Taicang Power Plant is an ancillary facility of the China-Singapore Suzhou Industrial Park. Taicang Power Plant Phase I consists of two 300 MW coal-fired generating units, which commenced operation in December 1999 and April 2000 respectively. Taicang Phase II Expansion consists of two 600 MW coal-fired generating units, which commenced operation in January and February 2006, respectively. In April 2008, the installed capacities of the four units of Taicang Power Plant were upgraded to 320 MW, 320 MW, 630 MW and 630 MW, respectively, which increased the total installed capacity of Taicang Power Plant to 1,900 MW. We hold 75% equity interest in Taicang Power Plant.

                The coal supply for Taicang Power Plant is primarily from Shenhua in Inner Mongolia and Datong in Shanxi Province. Taicang Power Plant typically stores 350,000 tons of coal on site. In 2011, Taicang Power Plant obtained approximately 22.9% of its total consumption of coal pursuant to the key contracts and the remainder was obtained in the open market. The weighted average cost of coal for Taicang Power Plant in 2011 was RMB619.63 (2010: RMB619.25) per ton.

                Taicang Power Plant sells its electricity to Jiangsu Electric Power Company.

                Huaiyin Power Plant

                Huaneng Huaiyin Power Plant (“Huaiyin Power Plant”) is located in the Centre of the Northern Jiangsu Power Grid. The plant’s two 220 MW coal-fired generating units commenced operation in November 1993 and August 1994, respectively. In order to reduce energy consumption and increase capacity, one generating unit of Huaiyin Power Plant was upgraded in October 2001, which increased the maximum generating capacity of that unit to 220 MW. In 2002, upgrading of the second generating unit was completed, and the actual generating capacity of Huaiyin Power Plant is 440 MW. The other two 330 MW coal-fired generating units of Huaiyin Power Plant Phase II Expansion have commenced commercial operations in January and March 2005, respectively. Huaiyin Power Plant Phase III consists of two 330 MW coal-fired generating units, and was put into operations in May and September 2006, respectively. We hold 100% equity interest in Phase I and 63.64% equity interest in Phase II and Phase III of Huaiyin Power Plant. Unit I and Unit II of Huaiyin Power Plant were shut down in December 2007 and January 2009, respectively.

                The coal supply for the Huaiyin Power Plant is primarily from Anhui Province, Henan Province and Shanxi Province. Huaiyin Power Plant typically stores 180,000 tons of coal on site. In 2011, Huaiyin Power Plant obtained approximately 3.6% of its total consumption of coal pursuant to the key contracts and the remainder was obtained in the open market. The weighted average cost of coal for Huaiyin Power Plant in 2011 was RMB733.50 (2010: RMB693.13) per ton.

                Huaiyin Power Plant sells its electricity to Jiangsu Electric Power Company.

                Jinling Power Plant

                Huaneng Nanjing Jinling Power Plant (“Jinling Power Plant”) is located in Nanjing, Jiangsu. Jinling Power Plant (CCGT) consists of two 390 MW gas-fired generating units, which commenced operation in December 2006 and March 2007, respectively. We hold 60% equity interest in Jinling Power Plant (CCGT).

The gas supply for Jinling Power Plant (CCGT) is transported through the pipeline of “West-East Gas Transport Project”.

                Jinling Power Plant (Coal-fired) consists of one 1,030 MW domestic ultra-supercritical coal-fired generating unit, which passed the 168-hour trial run in December 2009. We hold 60% equity interest in Phase I and Phase II of Jinling Power Plant (Coal-fired). The coal supply for Jinling Power Plant (Coal-fired) is primarily from Shanxi Province and Inner Mongolia Autonomous Region. Jinling Power Plant (Coal-fired) typically stores 300,000 tons of coal on site. In 2011, Jinling Power Plant (Coal-fired) obtained approximately 10.2% of its total consumption of coal pursuant to the key contracts and the remainder was obtained in the open market. The weighted average cost of coal for Jinling Power Plant (Coal-fired) in 2011 was RMB714.86 (2010: RMB703.35) per ton.

                Jinling Power Plant sells its electricity to Jiangsu Electric Power Company.

                Qidong Wind Power Plant

                Huaneng Qidong Wind Power Plant (“Qidong Wind Power Plant”) is located in Nantong City, Jiangsu. Qidong Wind Power Phase I has an installed capacity of 91.5 MW and commenced commercial operation in March 2009. The first stage of the Phase II Project of Qidong Wind Power Plant with a total generation capacity of 50MW passed the trial run in January 2011. We hold 65% equity interest in Qidong Power Plant.

                Qidong Wind Power Plant sells its electricity to Jiangsu Electric Power Company.

Construction Project in Jiangsu Province

Taicang Coal Pier Project. In December 2010, Suzhou Port Taicang Terminal Zone Huaneng Coal Pier Construction Project has been approved by the National Development and Reform Commission of the PRC. Currently, we hold 100% equity interest in this project. The project is planned to construct one berth of 100,000 dead weight tonnage (“DWT”) and one berth of 50,000 DWT for coal discharging, four berths of 5,000 DWT each and six berths of 1,000 DWT each for coal loading, as well as corresponding ancillary facilities, with an aggregate annual throughput capacity of 27 million tonnes, comprising discharging capabilities of 13 million tonnes and loading capabilities of 14 million tonnes.

Jinling Combined Cycle Cogeneration Project. In June 2011, Huaneng Jinling Combined Cycle Cogeneration Project has been approved by Jiangsu Province Development and Reform Commission. We hold 51% equity interest in this project. The project is planned to construct two 200 MW class (E grade) combined cycle gas turbine cogeneration units and the corresponding support facilities.

Nantong Power Plant Phase III Project. In September 2011, Nantong Power Plant Phase III Project has been approved by Jiangsu Province Development and Reform Commission. We hold 35% equity interest in this project. The project is planned to construct two 1,000 MW coal-fired generating units.

Qidong Wind Power Plant Phase II 2nd Stage Project. In July 2010, Qidong Wind Power Plant Phase II 2nd Stage Project has been approved by Jiangsu Province Development and Reform Commission. We hold 65% equity interest in this project. The project is planned to construct 22 turbines with an installed capacity of 44 MW.

Power Plants in Shanghai Municipality

                Shidongkou I

Huaneng Shanghai Shidongkou First Power Plant (“Shidongkou I”) is located in the northern region of the Shanghai Power Grid.  The plant comprises four 325 MW coal-fired generating units, which commenced operation in February and December 1988, September 1989 and May 1990 respectively, and has a total installed capacity of 1,300 MW. The installed capacities of Unit II and Unit III were expanded from 300 MW to 325 MW in September 2007 and January 2008, respectively. The installed capacities of Unit I and Unit V were expanded from 300 MW and 320 MW to 325 MW and 325 MW in January 2010, respectively. We hold 100% equity interest in Shidongkou I.

The coal supply for Shidongkou I is primarily from Shanxi Province, Anhui Province and Henan Province. Shidongkou I Power Plant typically stores 150,000 tons of coal on site. In 2011, Shidongkou I obtained 8.4% of its total consumption of coal in the open market. The weighted average cost of coal for Shidongkou I in 2011 was RMB663.81 (2010: RMB654.62) per ton.

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

We hold 100% equity interest in Phase I of Shidongkou II. Phase II of Shidongkou II has an installed capacity of 1,320 MW and consists of two 660 MW coal-fired super-critical units which commenced commercial operations in October 2011. We hold 50% equity interest in Phase II of Shidongkou II.

The coal supply for Shidongkou II is obtained from several coal producers located mostly in Northern Shanxi Province. The coal is transported by rail from the mines to Qinhuangdao port or Tianjin port and shipped to the plant’s own wharf facilities. The wharf is capable of handling 35,000 ton vessels. Shidongkou II typically stores 180,000 tons of coal on site.

In 2011, Shidongkou II obtained 40.8% of its total consumption of coal pursuant to the key contracts and the remainder was obtained in the open market. The weighted average cost of coal for Shidongkou II in 2011 was RMB624.52 (2010: RMB605.90) per ton.

Shidongkou II sells its electricity to Shanghai Municipal Electric Power Company.

                Shanghai CCGT

                Huaneng Shanghai Combined Cycle Gas Turbine Power Plant (“Shanghai CCGT”) is located in Baoshan District of Shanghai Municipality. Shanghai CCGT consists of three 390 MW gas-fired combined-cycle generating units with a total installed capacity of 1,170 MW, which were put into operation in May, June and July 2006, respectively. We hold 70% equity interest in Shanghai CCGT.

                The gas supply for Shanghai CCGT is transported through the pipeline of “West-East Gas Transport Project”. Shanghai CCGT generates electricity during the peak load periods and sells its electricity to Shanghai Municipal Electric Power Company.

Power Plant in Chongqing Municipality

                Luohuang Power Plant

                Huaneng Luohuang Power Plant (“Luohuang Power Plant”) is located in Chongqing Municipality.  Each of Phase I and Phase II of Luohuang Power Plant has an installed capacity of 720 MW and consists of two 360 MW coal-fired generating units. The two units in Phase I commenced commercial operation in September 1991 and February 1992 respectively, and the two units in Phase II commenced commercial operation in December 1998. Luohuang Power Plant Phase III consist of two 600 MW coal-fired generating units with an installed capacity of 1,200 MW, which were put into operations in December 2006 and January 2007, respectively. We hold 60% equity interest in Luohuang Power Plant.

                The coal supply for Luohuang Power Plant is obtained from Chongqing Municipality. Luohuang Power Plant typically stores 450,000 tons of coal on site. In 2011, Luohuang Power Plant obtained 28.7% of its coal supplies from the key contracts and the remainder from the open market. The weighted average cost of coal for Luohuang Power Plant in 2011 was RMB599.51 (2010: RMB495.02) per ton.

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

                Yuhuan Power Plant

                Huaneng Yuhuan Power Plant (“Yuhuan Power Plant”) is located in Taizhou of Zhejiang Province. Yuhuan Power Plant Phase I consists of two 1,000 MW ultra-supercritical coal-fired generating units with a total installed capacity of 2,000 MW. Unit I and Unit II were put into operations in November 2006 and December 2006, respectively. Yuhuan Power Plant Phase II consists of two 1,000 MW ultra-supercritical coal-fired generating units with a total installed capacity of 2,000 MW, which commenced operations in November 2007. We hold 100% equity interest in Yuhuan Power Plant.

                The coal supply for Yuhuan Power Plant is primarily obtained from Shanxi Province and Inner Mongolia Autonomous Region. Yuhuan Power Plant typically stores 500,000 tons of coal on site. In 2011, Yuhuan Power Plant obtained approximately 2.4% of its total consumption of coal pursuant to the key contracts and the remainder was obtained in the open market. The weighted average cost of coal for Yuhuan Power Plant in 2011 was RMB751.45 (2010: RMB689.50) per ton.

                Yuhuan Power Plant sells its electricity to Zhejiang Electric Power Company.

Power Plant in Hunan Province

                Yueyang Power Plant

                Huaneng Yueyang Power Plant (“Yueyang Power Plant”) is located in Yueyang City of Hunan Province.  Yueyang Power Plant Phase I has an installed capacity of 725 MW and consists of two 362.5 MW sub-critical coal-fired generating units which commenced commercial operation in September and December 1991 respectively. Yueyang Power Plant Phase II consists of two 300MW coal-fired generating units with installed capacity of 600 MW, which were put into operation in March and May 2006, respectively. Huaneng Yueyang Power Plant Phase III (“Yueyang Power Plant Phase III”) is planned to consist of two 600 MW generating units with a total installed capacity of 1,200 MW. In January 2011, Unit 5 of Yueyang Power Plant Phase III, a 600MW coalfired generating unit, passed the trial run. We hold 55% equity interest in Yueyang Power Plant.

                The coal supply for Yueyang Power Plant is obtained from Datong in Shanxi Province. Yueyang Power Plant typically stores 500,000 tons of coal on site. In 2011, Yueyang Power Plant obtained 16.8% of its total consumption of coal pursuant to the key contracts and the remainder in the open market. The weighted average cost of coal for Yueyang Power Plant in 2011 was RMB716.11 (2010: RMB627.59) per ton.

                Yueyang Power Plant sells its electricity to Hunan Electric Power Company.

                Yongzhou Xiangqi Hydropower Station

                Huaneng Yongzhou Xiangqi Hydropower Station (“Xiangqi Hydropower Station”) is located in Xiangqi County of Hunan Province. Xiangqi Hydropower Station consists of four 20 MW hydraulic generating units with a total installed capacity of 80 MW. In December 2011, unit I with an installed capacity of 20 MW passed trial run. We hold 100% equity interest in Xiangqi Hydropower Station.

                Xiangqi Hydropower Station sells its electricity to Hunan Electric Power Company.

Construction Projects in Hunan Province

                Yongzhou Xiangqi Hydropower Station project. Huaneng Yongzhou Xiangqi Hydropower Station (“Yongzhou Xiangqi Hydropower Station”) is planned to consist of four 20 MW hydraulic generating units with a total installed capacity of 80 MW. We hold 100% equity interest in this project. In December 2011, unit I with an installed capacity of 20 MW passed trial run.

                Yueyang Power Plant Phase III. Huaneng Yueyang Power Plant Phase III (“Yueyang Power Plant Phase III”) is planned to consist of two 600 MW generating units with a total installed capacity of 1,200 MW. We hold 55% equity interest in this project. In January 2011, one 600MW coal-fired generating unit passed the trial run.

Power Plant in Hubei Province

                Enshi Hydropower Station

                Hubei Enshi Maweigou Hydropower Station (“Enshi Hydropower Station”) is located in Enshi City of Hubei Province. We entered into an equity transfer agreement to acquire Enshi Hydropower Station on Sepetember 30, 2011. Enshi Hydropower Station is planned to consist of eleven 5 MW hydraulic generating units with a total installed capacity of 55 MW. In December 2011, an installed capacity of 15 MW of Enshi Hydropower Station commenced commercial operation. We hold 100% equity interest in Enshi Hydropower Station.

                Enshi Hydropower Station sells its electricity to Hubei Electric Power Company.

Power Plant in Jiangxi Province

                Jinggangshan Power Plant

                Huaneng Jinggangshan Power Plant (“Jinggangshan Power Plant”) is located in Ji’an City of Jiangxi Province. Jinggangshan Power Plant has an installed capacity of 1,920 MW and consists of two 300 MW coal-fired generating units which commenced commercial operation in December 2000 and August 2001 respectively, and two 660 MW generating units which commenced commercial operation in November and December 2009, respectively. We hold 100% equity interest in Jinggangshan Power Plant.

                The coal supply for Jinggangshan Power Plant is obtained from Henan Province, Anhui Province and Jiangxi Province. Jinggangshan Power Plant typically stores 255,000 tons of coal on site. In 2011, Jinggangshan Power Plant obtained 16.7% of its total coal consumption pursuant to the key contracts and the remainder in the open market. The weighted average cost of coal for Jinggangshan Power Plant in 2011 was RMB773.83 (2010: RMB676.89) per ton.

                Jinggangshan Power Plant sells its electricity to Jiangxi Electric Power Company.

Power Plant in Fujian Province

                Fuzhou Power Plant

                Huaneng Fuzhou Power Plant (“Fuzhou Power Plant”) is located on the south bank of the Min River, southeast of the city of Fuzhou. Fuzhou Power Plant has been developed in three phases. The Fuzhou Power Plant Phase I and Phase II utilize four 350 MW coal-fired generating units with an installed capacity of 1,400 MW, and commenced commercial operations in 1988 and 1999, respectively. The Fuzhou Power Plant Phase III consists of two 600 MW generating units with a total installed capacity of 1,200 MW, and commenced commercial operations in 2010 and 2011, respectively. The capacity of Unit V and Unit VI of the Fuzhou Power Plant Phase III was expanded to 660 MW respectively since January 2012. We hold 100% equity interest in Fuzhou Power Plant.

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

                In 2011, the Fuzhou Power Plant obtained 17.7% of its total consumption of coal pursuant to the key contracts and the remainder was obtained in the open market. The weighted average cost of coal for Fuzhou Power Plant in 2011 was RMB722.44 (2010: RMB690.89) per ton.

                Fuzhou Power Plant sells its electricity to Fujian Electricity Power Company.

Power Plants in Guangdong Province

                Shantou Power Plant

                Huaneng Shantou Coal-Fired Power Plant (“Shantou Power Plant”) had originally been developed and constructed by HIPDC which transferred all its rights and interests therein to us effective on December 31, 1994. Located on the outskirts of the city of Shantou, Shantou Power Plant was set up with the support of the Shantou municipal government and the Guangdong provincial government. Shantou Power Plant Phase I consists of two 300 MW coal-fired generating units with boilers, which commenced commercial operation in January 1997. Shantou Power Plant Phase II consists of one 600 MW coal-fired generating unit and commenced operation in October 2005. We hold 100% equity interest in Shantou Power Plant.

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

                In 2011, the Shantou Power Plant obtained 29.6% of its total consumption of coal pursuant to the key contracts and the remainder was purchased in the open market. The weighted average costs of coal for Shantou Power Plant in 2011 was RMB730.40 (2010: RMB686.08) per ton.

                Shantou Power Plant sells its electricity to Guangdong Electric Power Company.

                Haimen Power Plant

                Huaneng Haimen Power Plant (“Haimen Power Plant”) is located in Shantou City, Guangdong Province. Haimen Power Plant has an installed capacity of 2,072 MW and consists of two 1,036 MW generating units which commenced operation in July 2009 and October 2009, respectively. We hold 100% equity interest in Haimen Power Plant.

                The coal supply for Haimen Power Plant is mainly imported from Indonesia. Haimen Power Plant typically stores 400,000 tons of coal on site. In 2011, Haimen Power Plant obtained 0.7% of its total consumption of coal pursuant to the key contracts (including certain coal import contracts) and the remainders in the open market. The weighted average cost of coal for Haimen Power Plant in 2011 was RMB710.72 (2010: RMB673.86) per ton.

                Haimen Power Plant sells its electricity to Guangdong Electric Power Company.

Construction Project in Guangdong Province

                Shantou Port Haimen Terminal Zone Huaneng Coal Transit Base Project. Shantou Port Haimen Terminal Zone Huaneng Coal Transit Base Project (“Haimen Terminal Project”) was approved by the National Development and Reform Commission of the PRC in February 2012. Currently, we hold 100% equity interest in this project. Haimen Terminal Project is planned to transform and newly construct a 70,000 Dead Weight Tonnage (“DWT”) coal unloading berth each, newly construct a 50,000 DWT coal loading berth and a 3,000

DWT multi-purpose berth, with a planned annual throughput capacity of 22.7 million tons, including ship unloading capacity of 21.5 million tons and ship loading capacity of 1.2 million tons.

Power Plants in Yunnan Province

                Diandong Power Plant

                Yunnan Diandong Energy Limited Company (“Diandong Power Plant”) is located in Qujing City, Yunnan Province. Diandong Power Plant has an installed capacity of 2,400 MW and consists of four 600 MW generating units which commenced operation in February 2006, July 2006, November 2006 and May 2007, respectively. We hold 100% equity interest in Diandong Power Plant.

                The coal supply for Diandong Power Plant is mainly obtained from Yunnan and Guizhou Provinces. Diandong Power Plant typically stores 1,200,000 tons of coal on site. In 2011, Diandong Power Plant obtained 39.4% of its total consumption of coal pursuant to the key contracts and the remainders in the open market. The weighted average cost of coal for Diandong Power Plant in 2011 was RMB516.89 (2010: RMB457.09) per ton.

                Diandong Power Plant sells its electricity to Yunnan Electric Power Company.

                Yuwang Power Plant

                Yunnan Diandong Yuwang Energy Limited Company (“Yuwang Power Plant”) is located in Qujing City, Yunnan Province. Yuwang Power Plant has an installed capacity of 1,200 MW and consists of two 600 MW generating units which commenced operation in July 2009 and February 2010, respectively. We hold 100% equity interest in Yuwang Power Plant.

                The coal supply for Yuwang Power Plant is mainly obtained from Yunnan and Guizhou Provinces. Yuwang Power Plant typically stores 600,000 tons of coal on site. In 2011, Yuwang Power Plant obtained 50.8% of its total consumption of coal pursuant to the key contracts and the remainders in the open market. The weighcted average cost of coal for Yuwang Power Plant in 2011 was RMB483.72 (2010: RMB424.07) per ton.

                Yuwang Power Plant sells its electricity to Yunnan Electric Power Company.

Construction Project in Yunnan Province

                Yunnan Chuxiong Gas Co-generation New Project. Huaneng Yunnan Chuxiong Gas Co-generation New Project (“Yunnan Chuxiong Project”), which is wholly owned by us, was approved by the Development and Reform Commission of the Yunnan Province in February 2012. We hold 100% equity interest in this project.Yunnan Chuxiong Project is planned to build two 300 MW class combined cycle gas turbine cogeneration units.

                Diandong Mine Project. Diandong Mine Project consists of Bailongshan Coal Mine and Yuwang Coal Mine with an area of approximately 131.4 squre kilometers. It has a recoverable reserve of approximately 1.788 billion tons. Diandong Mine Project is planned to commence operation gradually from 2014 to 2018, with an aggregate planned production capacity of approximately 6.0 million tons per year.

Power Plant in Singapore

                Tuas Power

                Tuas Power is one of the three largest power generation companies in Singapore, which is located at 60 Tuas South Avenue 9 of west coast of Singapore. Its total installed generating capacity is 2,670 MW, representing approximately 27% of the aggregate installed generating capacity of Singapore as of December 31, 2011. Phase I consists of two 600 MW oil-fired generating units and commenced commercial operation in 1999. Phase II consists of four combined cycle gas turbine units of 367.5 MW utilizing gas. The four units of Phase II commenced commercial operation in 2001, 2002, 2005 and 2005, respectively.

                The oil supply of Tuas Power is obtained through auction in the open market. The gas supply is obtained from Gas Supply Pte Ltd and Sembcorp Pte Ltd.

Construction Project in Singapore

                Tembusu Multi-Utilities Complex. Tembusu multi-utilities complex is planned to consist of a co-generation plant, a desalination plant and a wastewater treatment facility, with a total installed capacity of 165 MW. Tuas Power Ltd. owns 100% equity interest in this project.

                Combined Cycle Power Plant No. 5. The Combined Cycle Power Plant No. 5 (“CCP5”) is planned to consist of an Alstom GT26 gas turbine, a generator, a steam turbine and a heat recovery steam generator, with a net output capacity of 395.4 MW. Tuas Power Ltd. owns 100% equity interest in this project.

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

                Since 2002, we have been facing competition from four other major power generation groups: China Power Investment Corporation, China Huadian Power Corporation, China Guodian Power Corporation and China Datang Power Corporation, which were created following the break-up of the former State Electric Corporation in 2002. Although we were not affected by this reform measure as we have developed good working relationship with the dispatch centres and the relevant government departments in the areas where our power plants are located, there can be no assurance that such good working relationship will not be adversely affected as more power generation companies compete for favorable dispatch treatment.

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

                In 2008, with the purpose of improving energy usage efficiency, the government implemented an electricity optimized-dispatch policy in Henan Province, Sichuan Province, Jiangsu Province, Guangdong Province and Guizhou Province on a pilot basis, and plans to roll out to others if the trial operation is successful. In addition, as of December 31, 2011, in all regions in which we operate power plants, the government’s power administrative departments take differential power generation plan policies to improve the planned utilization hours of the environment-protecting and energy-saving units.

Competition and Dispatch in Singapore

                The Singapore power market is highly concentrated, as the three largest power generation companies account for approximately 80% of total generating capacity. Tuas Power competes in the NEMS using its portfolio of gas fired and oil fired generating units. It was able to achieve a market share of approximately 27.12% in the NEMS for 2011. Its major competitors include Senoko Energy (formerly Senoko Power) which is owned by a Japanese/French consortium led by Marubeni Group, PowerSeraya which is owned by YTL Group of Malaysia, SembCorp Cogen and Keppel Merlimau Cogen. Tuas Power’s generating units are relatively new with a track record of steady operation and high reliability. The technical and economic parameters of Tuas Power’s units make Tuas Power one of the leaders in Singapore’s power industry.

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

                Effective July 1, 2003, all power plants in China became subject to the pollutant discharge levy system, pursuant to which discharge fees are levied based on the actual amount of pollutants discharged. As a result, all of our power plants are now required to pay discharge fees in such manner. Since 2008, certain provinces have raised the rates of waste disposal fees. In 2009, 2010 and 2011, we paid to the local governments total discharge fees of approximately RMB431 million, RMB492 million and RMB530 million, respectively.

                In 2011, the PRC government promulgated a New Emission Standards of Air Pollutants for Thermal Power Plants, which implement more stringent standards on discharge of polluting substances by thermal power plants.  These restrictive standards govern both the total sulfur dioxide and nitrous oxide emissions from the power plant and the emission density of each chimney, and also require thermal power plants to equip all units with denitrification facilities by the end of 2015.

                In order to meet with the requirement of the New Emission Standards, we have installed flue gas desulphurization (“FGD”) facilities and denitrification facilities with all of our newly constructed generating units.We have also carried out sulfur disposal reform on the existing generating units. As of the end of 2011, we have installed and operated desulphurization facilities on all our existing coal-fired generating units.

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

Environmental Regulation in Singapore

                Tuas Power’s generation operations are mainly subjected to Singapore’s Environmental Protection and Management Act and Environmental Public Health Act. The former sets out requirements pertaining to control of pollution and management of hazardous substance while the latter focuses mainly on proper waste management.

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

Insurance

We currently maintain property all risks insurance and machinery breakdown insurance for all of our power plants, and construction all risks insurance or erection all risks insurance for all of our newly built and expansion projects as well as large-scaled upgrading projects. Our current insurance coverage on our property, plant and equipment (including construction all risk insurance) is mainly maintained with Yongcheng Property and Casualty Insurance Company, and co-insured by PICC Property and Casualty Company Ltd. and China Pacific Property Insurance Co., Ltd., which amounted approximately RMB278 billion. In July 2010, we renewed the liabilities insurance for our directors and officers with a coverage of US$10 million.

We do not maintain any third party liability insurance to cover claims in respect of bodily injury or property or environment damage arising from accidents on our property or relating to our operation other than the third party additional risk insurance included in construction all risk insurance or erection all risk insurance. We do not usually carry business interruption insurance either, which is not customarily carried by power companies in the PRC. We believe that our insurance coverage is adequate and is standard for the power industry in China.  Please refer to the section entitled “Risk Factors – Risks relating to the Company and the PRC Power Industry – Operating power plants involves many risks and we may not have sufficient insurance coverage to cover the economic losses if any of our power plant’s ordinary operation is interrupted.”

Tuas Power purchases key insurance policies, such as industrial all risks issurance with an insured value of approximately S$4.087 billion, business interruption insurance, product and public liability insurance, directors’ and officers’ liability insurance and environment liability insurance. For the Tembusu Multi-Utilities Complex project, the owner maintained erection/ construction all risks insurance with delay in start-up, third party liability insurance and marine cargo insurance with delay in start-up.

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

Looking back in 2011, with the strong support of the shareholders and concerted efforts of the employees, as well as its commitment to commitment to increasing economic benefits based on scientific and improved development, the Company has actively dealt with the changes in power, coal and capital markets, made focused efforts to generate profit, and implemented innovative initiatives to maintain leading market position. Its safely production environment is generally stable and the main technical and economic indicators are maintained as a leader in the industry. It has achieved effective market expansions and explorations while actively pursuing policy supports, realized stable fuels supply and further streamlined fuel supply structure. It has completed construction projects as scheduled, and made marked progree in utilizeation of clean energies. In the meantime, the Company continued to diligently fulfill its social responsibilities to provide sufficient, reliable and clean electric power and achieved new progress in the areas of energy saving, project construction, generating units transformation and environmental protection.

Critical accounting policies

The Company and its subsidiaries have identified the policies below as critical to our business operations and the understanding of our results of operations.  The impact of and any associated risks related to these policies on the business operations are discussed throughout the Operating and Financial Review and Prospects where such policies affect our reported and expected financial results.  For a detailed discussion on the application of these and other accounting policies, see Note 2 to the Financial Statements in Item 18 of this Annual Report on Form 20-F. Note that our preparation of this Annual Report on Form 20-F requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amount of revenue and expenses during the reported periods.  There can be no assurance that actual results will not differ from those estimates.

Depreciation of property, plant and equipment

Depreciation of property, plant and equipment is provided based on book value less estimated residual value over estimated useful life using straight-line method. For those impaired property, plant and equipment, depreciation is provided based on book value after deducting impairment provision over estimated useful life. The estimated useful lives are as follows:

2011
Dam	8 – 40 years
Port facilities	20-40 years
Buildings	6-45 years
Electric utility plant in service	5-35 years
Transportation facilities	6-20 years
Others	3-18 years

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

Key assumptions applied in the impairment tests include the expected tariff rates, demands of electricity in specific regions where these power plants are located, fuel cost and the expected throughput and price of related port. Management determined these key assumptions based on past performance and its expectations on market development. If different judgments were applied, estimates could differ significantly.  Actual results could vary materially from these estimates.

Newly adopted accounting policies

The following new standards and amendments to standards are adopted for the first time to the financial year beginning January 1, 2011.

○
IAS 24 (revised), ‘Related party disclosures’, issued in November 2009. It supersedes IAS 24, ‘Related party disclosures’, issued in 2003. IAS 24 (revised) is mandatory for annual periods beginning on or after January 1, 2011. The revised standard clarifies and simplifies the definition of a related party and removes the requirement for government-related enterprises to disclose details of all transactions with the government and other government-related enterprises. The Company and its subsidiaries have early adopted the partial exemption of disclosure requirements for transactions with government-related enterprises on January 1, 2010 and apply the remaining requirements of this standard from January 1, 2011 onwards. The adoption of the remaining requirements results in additional disclosures on transactions and balances with associates / jointly controlled entities of Huaneng Group and its subsidiaries and the commitment with related parties. Please refer to Note 34 for the details of disclosures.

○
Amendments to IFRS 7, ‘Financial instruments: disclosures’. The amendments were as a result of the May 2010 Improvements to IFRSs (the “May 2010 Improvements”) (effective for financial year beginning January 1, 2011). The May 2010 Improvements clarified certain quantitative disclosures and removed the disclosure requirements on financial assets with renegotiated terms. The Company and its subsidiaries adopt the May 2010 Improvements on IFRS 7 on January 1, 2011. These amendments have no material impact on the financial statements.

New accounting pronouncements

                 For a detailed discussion of new accounting pronouncements, see Note 2(aa) to the Financial Statements.

B.           Operating results

                Our financial statements are prepared under IFRS as issued by IASB. The following management’s discussion and analysis is based on the financial information prepared under IFRS.

Year ended December 31, 2011 compared with year ended December 31, 2010

	For the Year Ended December 31
	2011	2010	Increased/ (Decreased)
	RMB’000	RMB’000%

Operating revenue	133,420,769	104,318,120	27.90

Tax and levies on operations	(484,019)	(147,641)	227.84

Operating expenses
Fuel	(90,546,192)	(67,891,547)	33.37
Maintenance	(2,528,850)	(2,302,018)	9.85
Depreciation	(11,866,705)	(10,447,021)	13.59
Labor	(4,621,667)	(4,067,420)	13.63
Service fees on transmission and transformer facilities of HIPDC	(140,771)	(140,771)	-
Purchase of electricity	(8,613,264)	(5,557,219)	54.99
Others	(5,871,699)	(5,135,492)	14.34

Total operating expense	(124,189,148)	(95,541,488)	29.98

Profit from operations	8,747,602	8,628,991	1.37

Interest income	166,183	89,026	86.67
Financial expenses, net
Interest expense	(7,736,186)	(5,282,549)	46.45
Exchange gain and bank charges , net	76,474	87,964	(13.06)

Total financial expenses, net	(7,659,712)	(5,194,585)	47.46

Share of profits of associates / jointly controlled entities	703,561	568,794	23.69

(Loss) / Gain from fair value changes	(727)	11,851	(106.13)

Other investment income	93,460	60,013	55.73

Profit before income tax expense	2,050,367	4,164,090	(50.76)

Income tax expense	(868,927)	(842,675)	3.12

Net Profit	1,181,440	3,321,415	(64.43)

Attributable to:

Equity holders of the Company	1,180,512	3,347,985	(64.74)
Non-controlling interests	928	(26,570)	(103.49)
	1,181,440	3,321,415	(64.43)

The Company completed its acquisitions of Diandong Energy, Diandong Yuwang, Luoyuanwan Harbor, Luoyuanwan Pier, Ludao Pier, Fushun Suzihe Hydropower and Enshi Hydropower in 2011. These seven entities are consolidated into the consolidated financial statements of the Company for the year ended December 31, 2011.

For the year ended December 31, 2011, the Company’s total power generation on a consolidated basis amounted to 313.554 billion kWh, representing a 22.03% increase from the year ended December 31, 2010. The increase in the Company’s power generation was mainly attributable to the newly acquired power plants and the commencement of new generating units.

The power generation of the Company’s domestic power plants for the year ended December 31, 2011 was listed below (in billion kWh):

Domestic Power Plant	Power generation in 2011	Power generation in 2010	Change
Liaoning Province
Dalian	6.805	7.912	(13.99%)
Dandong	3.204	3.864	(17.08%)
Yingkou	8.678	9.850	(11.09%)
Yingkou Co-generation	3.137	3.669	(14.50%)
Wafangdian Wind Power	0.066	N/A	N/A
Inner Mongolia Autonomous Region
Huade Wind Power	0.136	0.130	4.62%
Hebei Province
Shang’an	14.473	14.098	2.66%
Gansu Province
Pingliang	12.214	8.945	36.55%
Beijing Municpality
Beijing Co-generation	4.891	4.704	3.89%
Tianjin Municipality
Yangliuqing Co-generation	6.956	6.439	8.03%
Shanxi Province
Yushe	4.180	4.889	(14.50%)
Shandong Province
Dezhou	14.518	16.143	(10.07%)
Jining	4.852	5.271	(7.95%)
Weihai	11.128	4.212	164.20%
Xindian	3.313	3.657	(9.41%)
Rizhao Phase II	8.173	8.152	0.26%
Zhanhua Co-generation(1)	1.587	0.206	670.39%
Henan Province
Qinbei	15.146	13.961	8.49%
Jiangsu Province
Nantong	9.086	8.643	5.13%
Nanjing	3.981	3.759	5.91%
Taicang	11.373	11.624	(2.16%)
Huaiyin	7.370	8.048	(8.42%)
Jinling CCGT	3.740	2.434	53.66%
Jinling Coal-fired	11.884	6.458	84.02%
Qidong Wind Power	0.286	0.214	33.64%
Shanghai Municipality
Shidongkou I	7.681	7.566	1.52%
Shidongkou II	7.412	6.510	13.86%
Shidongkou Power Generation	6.862	5.002	37.19%
Shanghai CCGT	1.266	1.650	(23.27%)
Chongqing Municipality
Luohuang	15.560	12.535	24.13%
Zhejiang Province
Changxing(2)	N/A	1.077	N/A
Yuhuan	26.768	23.440	14.20%
Hunan Province
Yueyang	10.679	5.786	84.57%
Hubei Province
Enshi Hydro(3)	0.0001	N/A	N/A
Jiangxi Province
Jinggangshan	9.485	8.252	14.94%

Fujian Province
Fuzhou	16.905	8.802	92.06%
Guangdong Province
Shantou Coal-fired	7.085	7.036	0.70%
Haimen	15.213	12.012	26.65%
Yunnan Province
Diandong(4)	11.648	10.962	6.26%
Yuwang(4)	5.813	6.185	(6.02%)

_______________

Notes:

(1)
Zhanhua Co-generation has been consolidated into the consolidated financial statements of the Company since December 2010. Its power generation in 2010 listed above is its power generation in December 2010.

(2)	Changxing Power Plant in Zhejiang Province has been closed.

(3)	Enshi Hydropower in Hubei Province has been consolidated into the consolidated financial statements of the Company since December 30, 2011.

(4)	The power generation of Diandong Power Plant and Yuwang Power Plant for 2010 are for reference only and not accounted in the total power generation of the Company for 2010.

In 2011, the power generated by Singapore operations accounted for 27.12% of the total power generated in Singapore, increased by 1.91 percentage points from 2010.

In respect of the tariff, the average tariff of domestic power plants for the year ended December 31, 2011 was RMB430.10 per MWh, an increase of RMB8.44 per MWh from the year ended December 31, 2010.

In respect of fuel supply and cost controls, the increase of coal price and power generation contributed to an increase in fuel cost of the Company. Compared to the last year, the unit fuel cost of power sold of the Company’s domestic power plants increased by 9.24% to RMB270.37 per MWh.

Combining the foregoing factors, the operating revenue of the Company and its subsidiaries for the year ended December 31, 2011 increased by 27.90% from last year. For the year ended December 31, 2011, the Company and its subsidiaries recorded a net profit attributable to equity holders of the Company of RMB1.181 billion, decreased by 64.74% compared to the net profit attributable to equity holders of the Company of RMB3.348 billion for the year ended December 31, 2010.

For the year ended 31 December 2011, the profit attributable to equity holders of the Company from domestic operations was RMB-0.101 billion, decreased by RMB2.758 billion compared to last year. The decrease was primarily due to the increase in fuel price in China and the increase of RMB borrowing interest rates. The increase of fuel price was mainly because of the increase of coal demand in the market and the increase of coal price. The increase of RMB borrowing interest rates was resultant from consecutive raise of benchmark lending interest rates by the People’s Bank of China (PBOC) during 2010 and 2011.

For the year ended 31 December 2011, the profit attributable to equity holders of the Company from Singapore operations was RMB1.282 billion, increased by 85.45% compared to last year. This is mainly because the constrained supply of natural gas in Singapore contributed to higher demand for electricity and therefore temporary higher electricity price, result in higher profit derived compare to last year.

Operating revenue

Operating revenue mainly consists of revenue from power sold. For the year ended December 31, 2011, the consolidated operating revenue of the Company and its subsidiaries amounted to RMB133.421 billion, representing a 27.90% increase from RMB104.318 billion for the year ended December 31, 2010. The increase in operating revenue of domestic operations was primarily attributable to the increased power generations and expanded operations. The operation of new generating units contributed approximately RMB14.598 billion to the increase. The operating revenue of Singapore operations increased by approximately RMB6.195 billion for the year ended December 31, 2011 from last year, which is mainly because the temporary higher power tariff resulted from higher demand for power because of the constrained supply of natural gas.

The following table sets forth the average tariff rate of the Company’s power plants, as well as percentage changes from 2010 to 2011.

	Average tariff rate (VAT inclusive) (RMB/MWh)
Power Plant	2011	2010	Change
Liaoning Province
Dalian	382.84	375.44	1.97%
Dandong	383.08	376.61	1.72%
Yingkou	394.82	387.78	1.82%

Yingkou Co-generation	391.92	386.29	1.46%
Wafangdian Wind Power	610.00	N/A	N/A
Inner Mongolia Autonomous Region
Huade Wind Power	528.45	510.00	3.62%
Hebei Province
Shang’an	408.20	378.59	7.82%
Gansu Province
Pingliang	306.36	275.91	11.04%
Beijing Municipality
Beijing Co-generation	481.35	474.21	1.50%
Tianjin Municipality
Yangliuqing Co-generation	414.23	407.08	1.76%
Shanxi Province
Yushe	362.65	334.11	8.54%
Shandong Province
Dezhou	443.20	417.68	6.11%
Jining	422.91	401.53	5.32%
Xindian II	426.77	405.67	5.20%
Weihai	435.52	456.31	(4.56%)
Rizhao Phase II	420.06	397.60	5.65%
Zhanhua Co-generation	419.76	397.40	5.63%
Henan Province
Qinbei	412.75	379.68	8.71%
Jiangsu Province
Nantong	425.97	409.06	4.14%
Nanjing	442.54	414.19	6.84%
Taicang I	424.09	415.37	2.10%
Taicang II	429.44	414.13	3.70%
Huaiyin II	438.72	443.17	(1.01%)
Jinling	459.37	453.38	1.32%
Qidong Wind Power	519.08	487.70	6.43%
Shanghai Municipality
Shidongkou I	441.11	435.52	1.28%
Shidongkou II	422.25	416.36	1.41%
Shanghai CCGT	665.00	662.00	0.45%
Shidongkou Power Generation	457.20	445.70	2.58%
Chongqing Municipality
Luohuang	410.86	382.70	7.36%
Zhejiang Province
Changxing	N/A	519.39	N/A
Yuhuan	462.49	459.86	0.57%
Hunan Province
Yueyang	465.74	435.71	6.89%
Hubei Province
Enshi Hydro	437.03	N/A	N/A
Jiangxi Province
Jinggangshan	447.05	413.30	8.17%
Fujian Province
Fuzhou	425.38	413.22	2.94%
Guangdong Province
Shantou Coal-fired	522.91	521.34	0.30%
Haimen	498.77	496.33	0.49%
Yunnan Province
Diandong	345.43	N/A	N/A
Yuwang	345.31	N/A	N/A
Singapore
Tuas Power	1,146.88	927.89	23.60%

Tax and levies on operations

Tax and levies on operations mainly consists of taxes associated with value-added tax surcharges. According to relevant administrative regulations, these surcharges include City Construction Tax and Education Surcharges calculated at prescribed percentages on the amounts of the value-added tax paid. These surcharges also applied to direct foreign investments entities that have been approved by the government since December 2010, and certain power plants of the Company are subject to these taxes since then. For the year ended December 31, 2011, the tax and levies on operations amounted to RMB484 million.

Operating expenses

For the year ended December 31, 2011, the total operating expenses of the Company and its subsidiaries was RMB124.189 billion, representing a 29.98% increase from RMB95.541 billion for the year ended December 31, 2010.

The increase of operating expenses of domestic operations was primarily attributable to the increase in fuel prices, expanded operations and the increase of power generation. The operation of new generating units contributed RMB13.986 billion to the increase in operating expenses. The operating expenses of Singapore operations increased by RMB5.433 billion for the year ended December 31, 2011 from last year. The increase was mainly because of the rise of the purchase price for natural gas and oil in Singapore due to global oil price increase, increase of fuel costs caused by the increase of power generation, and increase of power purchase costs as a result of the increase of retail electricity sold.

Fuel

Fuel cost represents the majority of the operating expense for the Company and its subsidiaries. For the year ended December 31, 2011, fuel cost of the Company and its subsidiaries increased 33.37% to RMB90.546 billion from RMB67.892 billion for the year ended December 31, 2010. The increase of fuel cost of domestic power plants was primarily attributable to the increase in fuel price and power generation. The operation of new generating units accounted for RMB11.179 billion of the increase in fuel cost.

For the year ended December 31, 2011, the average unit price (excluding tax) of fuel coal was RMB548.72 per ton, representing a 6.09% increase from RMB517.20 per ton for the year ended December 31, 2010. Due to the increase in coal price, the fuel cost per unit of power sold by the Company’s domestic power plants increased 9.24% to RMB270.37 per MWh.

Fuel costs of Singapore operations increased by approximately RMB2.186 billion for the year ended December 31, 2011 from last year, which was mainly attributable to the rise of purchase price for natural gas and oil in Singapore due to global oil price increase, as well as the increase of power generation.

Maintenance

For the year ended December 31, 2011, the maintenance expenses of the Company and its subsidiaries amounted to RMB2.529 billion, representing a 9.85% increase from RMB2.302 billion for the year ended December 31, 2010. The operation of new generating units accounted for approximately RMB234 million of the increase. The maintenance expenses of Singapore operations increased by approximately RMB40 million.

Depreciation

For the year ended December 31, 2011, depreciation expenses of the Company and its subsidiaries increased by 13.59% to RMB11.867 billion from RMB10.447 billion for the year ended December 31, 2010. The increase was primarily attributable to the Company’s expansion.

Labor

Labor costs consist of salaries to employees and contributions payable to relevant state authorities for employees´ housing fund, medical insurance, pension and unemployment insurance, as well as training costs and others. For the year ended December 31, 2011, the labor costs of the Company and its subsidiaries amounted to RMB4.622 billion, representing a 13.63% increase from RMB4.067 billion for the year ended December 31, 2010. The increase was mainly attributable to the expanded operations and commencement of operations of new generating units of the Company. The operation of new generating units contributed RMB296 million of the increase.  The labor costs of Singapore operations increased by approximately RMB39 million.

Other operating expenses (including purchase of electricity and service fees paid to HIPDC)

Other operating expenses include environmental protection expenses, land fee, insurance premiums, office expenses, amortization, Tuas Power’s purchase of electricity and others. For the year ended December 31, 2011, other operating expenses (including purchase of electricity and service fees paid to HIPDC) of the Company and its subsidiaries was RMB14.626 billion, representing a 35.00% increase from RMB10.833 billion for the year ended December 31, 2010. The operations of new generating units contributed approximately RMB588 million to the increase of other operating expenses for the year ended December 31, 2011. Other operating expenses of Singapore operations increased by RMB3.124 billion, in which purchase of electricity increased by RMB3.056 billion, which was mainly caused by the increase of power purchase quantity and unit price.

Financial expenses

Financial expenses consist of interest expense, bank charges and net exchange differences.

Interest expense

For the year ended December 31, 2011, the interest expense of the Company and its subsidiaries was RMB7.736 billion, representing a 46.45% increase from RMB5.283 billion for the year ended December 31, 2010. The increase of interest expenses of domestic operations was primarily attributable to the increase of RMB borrowing interest rates, expensing instead of capitalizing interest upon commercial operation of new generating units, and expanded operations of the Company. The operation of new generation units accounted for RMB1.390 billion of the increase. The interest expenses of Singapore operations increased by approximately RMB54 million.

Net exchange differences and bank charges

For the year ended December 31, 2011, the exchange gains less bank charges of the Company and its subsidiaries amounted to RMB76 million, decreased by RMB12 million compared to RMB88 million for the year ended December 31, 2010. For the year ended December 31, 2011, the exchange gains of the Company and its subsidiaries was RMB147 million, representing an increase of approximately RMB13 million from RMB134 million for the year ended December 31, 2010. The net exchange differences and bank charges of Singapore operations increased by approximately RMB23 million.

Share of profit of associates / jointly control entities

For the year ended December 31, 2011, the share of profit of associates / jointly control entities was RMB704 million, a RMB135 million increase from RMB569 million for the year ended December 31, 2010. The increase was primarily due to the overall increase of the profit of associates  and jointly control entities for the year ended December 31, 2011, which includes profit of RMB 76 million from investment in Time Shipping.

Income Tax Expense

For the year ended December 31, 2011, the Company and its subsidiaries recorded an income tax expense of RMB869 million, representing an increase by 3.12% from RMB843 million for the year ended December 31, 2010. The income tax expense of domestic operations decreased by RMB109 million which was primarily due to the decrease of profit before income tax expense. The income tax expense of Singapore operations increased by approximately RMB136 million, which was mainly attributable to the increase of profit before income tax expense.

The increase in weighted average effective tax rate was primarily attributable to decrease in tax credit relating to purchases of domestically manufactured equipment and increase in tax losses of certain subsidiaries with no deferred income tax assets recognized.

Net Profit, Profit attributable to the equity holders of the Company and Non-controlling interests

For the year ended December 31, 2011, the Company and its subsidiaries achieved a net profit of RMB1.181 billion, representing a decrease of RMB2.140 billion from RMB3.321 billion for the year ended December 31, 2010. For the year ended December 31, 2011, the profit attributable to equity holders of the Company was RMB1.181 billion, representing a decrease of RMB2.167 billion from RMB3.348 billion for the year ended December 31, 2010. The profit attributable to equity holders of the Company from domestic operations decreased by RMB2.758 billio, which was mainly due to the increase of fuel price and RMB borrowing interest rates. The profit attributable to equity holders of the Company from Singapore operations increased by RMB591 million to RMB1.282 billion. This was primarily because the constrained supply of natural gas in Singapore contributed to higher demand for electricity and temporary higher electricity price, therefore resulting in higher prifit compared to last year.

The profit attributable to non-controlling interests of the Company was RMB1 million for the year ended December 31, 2011, compared to a loss of RMB27 million for the year ended December 31, 2010. This was mainly attributable to the fact that the companies in which the Company holds low shareholding performed better than those in which the Company holds high shareholding.

Year ended December 31, 2010 compared with year ended December 31, 2009

	For the Year Ended December 31
	2010	2009	Increased/ (Decreased)
	RMB’000	RMB’000%

Operating revenue	104,318,120	76,862,896	35.72

Tax and levies on operations	(147,641)	(151,912)	(2.81)

Operating expenses
Fuel	(67,891,547)	(44,861,375)	51.34
Maintenance	(2,302,018)	(2,035,297)	13.10
Depreciation	(10,447,021)	(8,572,103)	21.87

	For the Year Ended December 31
	2010	2009	Increased/ (Decreased)
	RMB’000	RMB’000%

Labor	(4,067,420)	(3,595,340)	13.13
Service fees on transmission and transformer facilities of HIPDC	(140,771)	(140,771)	-
Purchase of electricity	(5,557,219)	(3,639,440)	52.69
Others	(5,135,492)	(4,692,955)	9.43

Total operating expense	(95,541,488)	(67,537,281)	41.46

Profit from operations	8,628,991	9,173,703	(5.94)

Interest income	89,026	60,397	47.40
Financial expenses, net
Interest expense	(5,282,549)	(4,260,400)	23.99
Exchange gain and bank charges , net	87,964	(48,925)	(279.79)

Total financial expenses, net	(5,194,585)	(4,309,325)	20.54

Share of profits of associates	568,794	756,164	(24.78)

Gain/(Loss) from fair value changes	11,851	(33,638)	(135.23)

Other investment income	60,013	56,675	5.89

Profit before income tax expense	4,164,090	5,703,976	(27.00)

Income tax expense	(842,675)	(593,787)	41.92

Net Profit	3,321,415	5,110,189	(35.00)

Attributable to:

Equity holders of the Company	3,347,985	4,929,544	(32.08)
Non-controlling interests	(26,570)	180,645	(114.71)
	3,321,415	5,110,189	(35.00)

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

In 2010, the annual power generated by Tuas Power in Singapore accounted for 24.70% of the total power generated in Singapore, increased by 0.4 percentage points as compared to 24.30% in 2009.

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

C.           Financial position

General

The assets and liabilities of the Company and its subsidiaries experienced significant change during the year 2011, due to newly acquired power plants and continued investments in construction projects.

Assets

As of December 31, 2011, total assets of the Company and its subsidiaries were RMB257.416 billion, representing a 12.93% increase from RMB227.938 billion as of December 31, 2010. Non-current assets increased by 12.53% to RMB220.999 billion, primarily due to the continued investment in construction projects and acquisitions. Current assets increased by 15.40% to RMB36.417 billion, primarily due to the increase of accounts receivable and inventories caused by the operation of new generating units and acquisitions.

As of December 31, 2011, total assets of Singapore operations were RMB30.794 billion. Non-current assets increased by 6.61% to RMB24.257 billion, which was primarily attributable to investment in construction projects. Current assets increased by 24.63% to RMB6.537 billion, which was mainly due to the increase in cash and cash equivalents as a result of increase of profit.

Liabilities

As of December 31, 2011, total liabilities of the Company and its subsidiaries were RMB197.858 billion, representing a 19.54% increase from RMB165.513 billion as of December 31, 2010, primarily attributable to the increased borrowings for construction projects. Non-current liabilities of the Company and its subsidiaries mainly consisted of bank loans and bonds. The increase of current liabilities was largely attributable to increased short-term borrowings.

As of December 31, 2011, interest-bearing debts of the Company and its subsidiaries totaled approximately RMB167.077 billion. The interest-bearing debts consisted of long-term loans (including those maturing within a year), long-term bonds (including those maturing within 1 year), short-term borrowings and short-term bonds. The interest-bearing debts denominated in foreign currencies were approximately RMB5.608 billion.

As of December 31, 2011, total liabilities of Singapore operations were RMB19.213 billion. Non-current liabilities were RMB16.162 billion, decreased by RMB863 million from that as at the beginning of 2011, which was mainly due to repayment of long-term borrowings. Current liabilities were RMB3.051 billion, increased by RMB1.406 billion from that as at the beginning of 2011, which was primarily attributable to increased accounts payable.

Shareholders’ equity

Excluding the impact of profit and profit appropriations, the equity of the Company and its subsidiaries decreased during the year, primarily attributable to the decrease of RMB234 million and RMB409 million resulting from the post-tax impact of decreased fair value of available for sale investmnets held by the Company and the post-tax impact of cash flow hedge of the Company’s domestic and Singapore operations, and the decrease of RMB664 million resulting from currency translation differences as well as the increase of RMB38 million in non-controlling interests, respectively.

Major financial position ratios

	2011	2010
Current ratio	0.38	0.38
Quick ratio	0.30	0.32
Ratio of liability and shareholders’ equity	3.89	3.08
Multiples of interest earned	1.14	1.55

Formula of the financial ratios:

Current ratio = balance of current assets as of year end / balance of current liabilities as of year end

Quick ratio = (balance of current assets as of year end - inventories as of the year end) / balance of current liabilities as of year end

Ratio of liabilities and shareholders’ equity = balance of liabilities as of year end / balance of shareholders’ equity (excluding non-controlling interests) as of year end

Multiples of interest earned = (profit before income tax expense + interest expense) / interest expenditure (inclusive of capitalized interest)

The current ratio and quick ratio remained at relatively low level as of December 31, 2011 and 2010, and decreased slightly at the year end of 2011 from the year end of 2010. The increase in the ratio of liabilities and shareholders’ equity at the year end of 2011 from the year end of 2010 was primarily due to increase of borrowings for construction projects. The multiples of interest earned decreased, primarily attributable to the decrease of net profit for the year ended December 31, 2011.

D.           Liquidity and cash resources

The primary sources of funding for the Company and its subsidiaries have been cash provided by internal funds from operating activities, short-term and long-term loans and proceeds from issuances of bonds, and the primary use of funds have been for working capital, capital expenditure and repayments of short-term and long-term borrowings.

As of December 31, 2011, net current liabilities of the Company and its subsidiaries were approximately RMB60.180 billion. Based on the Company’s proven financing record, readily available banking facilities and sound credibility, the Company believes it is able to duly repay outstanding debts, obtain long-term financing and secure funding necessary for its operations. The Company has also capitalized on its good credit record to make short-term borrowings at relatively lower interest rates, thus reducing its interest expenses.

Cash flows from operating activities

	For the Year Ended December 31,
	2011	2010	2009
	RMB’000	RMB’000	RMB’000

Cash flows from operating activities
Profit/(Loss) before income tax expense	2,050,367	4,164,090	5,703,976
Non-cash items adjustments	18,873,447	14,998,694	12,751,842
Changes in working capital	533,905	(39,532)	(3,043,647)
Interest received	95,951	54,738	59,919
Income tax paid	(604,515)	(1,111,266)	(491,100)
Net cash provided by operating activities	20,949,155	18,066,724	14,980,990

                Net cash provided by operating activities is the main source of cash for the Company. For the year ended December 31, 2011, net cash provided by operating activities of the Company and its subsidiaries was

RMB20.949 billion, of which RMB2.405 billion was from its operating activities in Singapore. The increase of net cash provided by operating activities in the three-year period ended December 31, 2011 mainly due to (i) the operation of new generating units and (ii) the effect of newly acquired power plants.

Cash flows used in investing activities

	For the year ended December 31,
	2011	2010	2009
	RMB’000	RMB’000	RMB’000
Cash flows used in investing activities
Purchase of property, plant and equipment	(16,673,632)	(20,704,224)	(22,426,098)
Proceeds from disposals of property, plant and equipment	85,601	105,816	39,272
Prepayments of land use rights	(68,370)	(2,879)	(167,435)
Increase in other non-current assets	(46,657)	(24,614)	(27,138)
Cash dividend received	447,654	315,205	540,182
Capital injections in associates	(995,804)	(533,630)	(548,500)
Cash paid for acquiring available-for-sale financial assets	(310,000)	(12,113)	-
Cash paid for acquiring trading securities	(101,707)	-	-
Cash consideration paid for acquisitions	(4,121,280)	(850,763)	(2,355,762)
Cash consideration prepaid for acquisitions	-	(4,178,214)	-
Cash from acquisitions of subsidiaries	349,245	90,524	419,885
Cash paid for acquiring associates	(302,250)	(174,000)	-
Cash paid for acquiring a jointly controlled entity	-	(1,058,000)	-
Others	72,369	46,354	(354,667)

Net cash used in investing activities	(21,664,831)	(26,980,538)	(24,880,261)

                Net cash used in investing activities amounted to approximately RMB21.665 billion, RMB26.981 billion and RMB24.880 billion in 2011, 2010 and 2009. The cash used in investing activities in 2011, 2010 and 2009 was mainly attributable to the acquisitions and capital expenditure for construction projects.

Cash flows from financing activities

	For the year ended December 31,
	2011	2010	2009
	RMB’000	RMB’000	RMB’000

Cash flows from financing activities
Issuance of short-term bonds	9,959,600	9,959,850	9,960,000
Repayments of short-term bonds	(5,000,000)	(15,000,000)	(5,000,000)
Drawdown of short-term loans	63,517,251	63,190,307	40,892,075
Repayments of short-term loans	(64,216,571)	(44,611,278)	(29,251,246)
Drawdown of long-term loans	22,877,988	9,215,500	32,505,000
Repayments of long-term loans	(20,677,814)	(11,682,182)	(37,317,607)
Proceed received from issuance of shares	-	10,280,169	-
Issuance of long-term bonds	4,985,000	-	3,939,850
Repayment of a loan from former shareholder of a subsidiary	(600,000)	-	-
Interest paid	(8,144,957)	(5,997,296)	(5,378,244)
Net capital injection from non-controlling interests of the subsidiaries	219,215	283,521	260,533
Government grants	78,869	50,410	420,766
Dividends paid to shareholders of the Company	(2,807,084)	(2,528,050)	(1,241,633)
Dividends paid to non-controlling interest of the subsidiaries	(120,130)	(249,043)	(253,971)
Cash paid for acquisition of non-controlling interests of a subsidiary	(4,266)	-	-
Others	2,547	151,415	(31,637)
Net cash provided by financing activities	69,648	13,063,323	9,503,886

                Net cash inflow provided by financing activities in 2011 amounted to RMB69.648 million primarily because (i) the proceeds from loans and short-term bonds exceeded repayments of loans and short-term bonds by approximately RMB5.86 billion and (ii) the proceeds from issuance of long-term bonds amounted to RMB4.99 billion and (iii) net capital injection from minority shareholders of the subsidiaries amounted to RMB0.219 billion, the net cash inflow was partially offset by the dividends and interest of approximately RMB11.072 billion.

                Net cash inflow provided by financing activities in 2010 amounted to RMB13.063 billion primarily because (i) the proceeds from loans and short-term bonds exceeded repayments of loans and short-term bonds by approximately RMB11.07 billion and (ii) the proceeds from issuance of shares amounted to RMB10.28 billion and (iii) net capital injection from minority shareholders of the subsidiaries amounted to RMB0.284 billion, the net cash inflow was partially offset by the dividends and interest of approximately RMB8.774 billion.

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

Cash and cash equivalents

	For the year ended December 31,
	2011	2010	2009
	RMB’000	RMB’000	RMB’000

Exchange (loss) / gain	(227,627)	49,946	55,742
Net (decrease) / increase in cash and cash equivalents	(873,655)	4,199,455	(339,643)
Cash and cash equivalents, beginning of the year	9,426,437	5,226,982	5,566,625
Cash and cash equivalents as of the end of the year	8,552,782	9,426,437	5,226,982

                As of December 31, 2011, the cash and cash equivalents of the Company and its subsidiaries denominated in RMB, Singapore dollar, U.S. dollar, Japanese Yen, and HK dollar were RMB5.040 billion, RMB2.936 billion, RMB0.694 billion,  RMB0.25 million, and RMB0.001million, respectively.

                As of December 31, 2010, the cash and cash equivalents of the Company and its subsidiaries denominated in RMB, Singapore dollar, U.S. dollar, Japanese Yen, and HK dollar were RMB4.362 billion, RMB1.888 billion, RMB1.157 billion,  RMB7 million, and RMB2.012 billion, respectively.

                As of December 31, 2009, the cash and cash equivalents of the Company and its subsidiaries denominated in RMB, Singapore dollar, U.S. dollar and Japanese Yen were RMB3.391 billion, RMB1.580 billion, RMB475 million and RMB6 million, respectively.

Capital expenditure and cash resources

Capital expenditures on acquisitions

                On September 30, 2011, the Company entered into an agreement regarding transfer of equity interests of Enshi Maweigou Hydropower Development Co., Ltd. (“Enshi Hydropower”), according to which the Company acquired 100% of the equity interests in Enshi Hydropower with consideration of RMB227 million. Enshi Hydropower included in the consolidation scope of the Company for the year of 2011.

On December 31, 2009, the Company entered into an Equity Interest Transfer Contract with Shandong Electric Power Corporation (“Shandong Power”) and Shandong Luneng Development Group Company Limited (“Luneng Development”), in accordance with which the Company agreed to acquire 100% equity interest in the registered capital of Diandong Energy, 100% equity interest in the registered capital of Diandong Yuwang, 100% equity interest in the registered capital of Zhanhua Co-generation, 100% equity interest in the registered capital of Jilin Biological Power, 60.25% equity interest in the registered capital of Luoyuanwan Harbour, 58.3% equity interest in the registered capital of Luoyuanwan Pier, 73.46% equity interest in the registered capital of Ludao Pier, 100% equity interest in the registered capital of Luneng Jiaonan Port, 53% equity interest in the registered capital of Luneng Sea Transportation, and development rights with respect to the preliminary stage projects (including Rizhao Lanshan 4×660 MW coal-fired project and Luoyuanwan 2×660 MW coal-fired project), all of which are owned by Shandong Power, and 39.75% equity interest in the registered capital of Luoyuanwan Harbour owned by Luneng Development. The aggregate consideration for the above mentioned purchase of equity interests is RMB8.625 billion. As of December 31, 2011, the Company has paid the consideration in full.

Following completion of acquisitions of Zhanhua Co-generation, Luneng Jiaonan Port, Luneng Sea Transportation and Luneng Biological Power at the end of 2010, the Company completed acquisitions of the other 5 entities during the first half of 2011.

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

Capital expenditures on construction and renovation projects

The capital expenditures for the year ended December 31, 2011 were RMB16.789 billion, mainly used in construction and renovation projects, including RMB1.109  billion for Haimen power project, RMB 0.276 billion for Jinggangshan expansion project, RMB0.220 billion for Weihai expansion project, RMB1.101 billion for Qinbei expansion project, RMB0.490 billion for Yueyang expansion project, RMB0.354 billion for Pingliang expansion project, RMB0.330 billion for Jinling Coal-fired project, RMB0.604 billion for Shidongkou Generation project, RMB1.195 for Beijing Co-generation expansion project, RMB0.247 billion for Qidong wind power project, RMB0.300 billion for Xiangqi Hydropower project, RMB1.662 billion for Zuoquan power project, RMB0.774 billion for Jiuquan wind power project, RMB0.503 billion for Diandong Energy project, RMB0.320 billion for Diandong Yuwang project and RMB0.217 billion for Qingdao Harbor project. The expenditures on construction projects in Singapore were RMB2.683 billion. The expenditures on other construction projects and renovation were RMB1.516 billion and RMB2.888 billion, respectively.

                The capital expenditures on construction and renovation amounted to approximately RMB20.732 billion and RMB22.620 billion in 2010 and 2009, respectively.

                The capital expenditures above are sourced mainly from internal capital, cash flows provided by operating activities, and debts financing.

                The Company expects to have significant capital expenditures in the next few years. During the course, the Company will make active efforts to improve project planning process on commercially viable basis. The Company will also actively develop newly planned projects to pave the way for its long-term growth. The Company expects to finance the above capital expenditures through internal funding, cash flows provided by operating activities and debts financing.

                The following table sets forth the major capital expenditure cash requirements, usage plans and cash resources of the Company for the next two years.

Project	Capital expenditure arrangements		Contractual arrangements		Financing methods	Funding resources arrangements	Financing costs and note on usage
	2012	2013	2012	2013
	(RMB in billions)
Thermal power projects	12.614	9.715	12.614	9.715	Debt and equity financing	Internal cash resources & bank loans, etc.	Within the floating range of benchmark lending interest rates of PBOC
Hydropower projects	0.649	-	0. 649	-	Debt financing	Internal cash resources & bank loans, etc.	Within the floating range of benchmark lending interest rates of PBOC
Wind power projects	1.899	2.87	1.899	2.87	Debt financing	Internal cash resources & bank loans, etc.	Within the floating range of benchmark lending interest rates of PBOC
Port projects	1.387	0.45	1.387	0.45	Debt financing	Internal cash resources & bank loans, etc.	Within the floating range of benchmark lending interest rates of PBOC
Coal mining projects	0.779	1.00	0.779	1.00	Debt financing	Internal cash resources & bank loans, etc.	Within the floating range of benchmark lending interest rates of PBOC
Renovation projects	3.475	4.5	3.475	4.5	Debt financing	Internal cash resources & bank loans, etc.	Within the floating range of benchmark lending interest rates of PBOC

Cash resources and anticipated financing costs

                The Company expects to finance its capital expenditure and acquisitions primarily through internal capital, cash flow from operating activities and debts financing.

                Good operating results and sound credit status provide the Company with strong financing capabilities. As of December 31, 2011, the Company and its subsidiaries had undrawn banking facilities of over RMB90 billion, granted by Bank of China, China Construction Bank and China Development Bank.

                As resolved at the 2009 annual general meeting held on June 22, 2010, the Company has been given a mandate to issue within the PRC short-term notes of a principal amount not exceeding RMB10 billion (in either one or multiple tranches) within 12 months from the date on which the shareholders’ approval was obtained. On January 13, 2011, we issued the tranche of the short-term notes for 2011 in the amount of RMB5 billion with a maturity period of 365 days, a unit face value of RMB100 and an interest rate of 3.95%.

                As resolved at the 2010 annual general meeting held on May 17, 2011, our company has been given a mandate to issue within the PRC short-term notes of a principal amount not exceeding RMB10 billion (in either one or multiple tranches) within 12 months from the date on which the shareholders’ approval was obtained. On September 19, 2011, we issued one tranche of short-term notes in the amount of RMB5 billion with a maturity period of 366 days, a unit face value of RMB100 and an interest rate of 6.04%.

                As resolved at the 2010 annual general meeting held on May 17, 2011, our company has been given a mandate to apply to the competent authority for quota of the non-public issuance of debt financing instruments with a principal amount of not exceeding RMB10 billion within 12 months from the date of obtaining an approval at the general meeting (to be issued within such period on a rolling basis). On September 8, 2011, we received the approval from the competent authority. On November 7, 2011, we completed the issuance of the first tranche of non-public issuance of debt financing instruments in the amount of RMB5 billion with a maturity period of 5 years, a unit face value of RMB100 and an interest rate of 5.74%. On January 5, 2012, we completed the issuance of the second tranche of the non-public issuance of debt financing instruments in the amount of RMB5 billion with a maturity period of 3 years, a unit face value of RMB100 and an interest rate is 5.24%.

                As of December 31, 2011, short-term loans of the Company and its subsidiaries totaled RMB43.979 billion (2010: RMB44.047 billion). Loans from bank were charged at interest rates ranging from 4.00% to 8.52% per annum (2010: 1.80% to 5.31%). Short-term bonds by the Company and its subsidiaries totaled RMB10.262 billion as of December 31, 2011 (2010: RMB5.070 billion).

                As of December 31, 2011, long-term loans of the Company and its subsidiaries totaled approximately RMB93.985 billion (2010: approximately RMB78.967 billion), consisting of loans denominated in RMB of approximately RMB73.734 billion (2010: approximately RMB56.187 billion), in U.S. dollars of approximately US$0.779 billion (2010: approximately US$0.943 billion), and in Euro of approximately Euro 86 million (2010: approximately Euro 95 million). Included in the above, U.S. dollar denominated borrowings were approximately US$743 million (2010: US$812 million) floating-rate borrowings. Singapore dollar denominated borrowings were all floating-rate borrowings. For the year ended December 31, 2011, long-term bank loans of the Company and its subsidiaries bore annual interest rates from 0.51% to 8.65% (2010: 0.51% to 6.97%).

                As of December 31, 2011, the borrowings for the Singapore operations were all long-term loans approximately in aggregate of RMB14.647 billion (2010: approximately RMB 15.687 billion), including borrowings denominated in Singapore dollar in the amount of S$3.008 billion (2010: approximately S$3.064 billion) with interest rates from 1.94% to 4.25% per annum (2010: 2.15% to 4.25%), and borrowings denominated in U.S. dollar in the amount of US$1 million (2010: Nil) with interest rate of 2.74% per annum (2010: Nil).

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

Other financing requirements

The objective of the Company is to bring long-term, steadily growing returns to shareholders. In line with this objective, the Company follows a proactive, stable and balanced dividend policy. In 2011, in accordance with the profit appropriation plan of the board of directors of the Company (subject to the approval of the shareholders’ meeting), the Company expects to pay a cash dividend of approximately RMB703 million relating to the year 2011.

Maturity profile of borrowings

                The following table sets forth the maturity profile of the Company’s borrowings as of December 31, 2011.

Maturity Profile
(RMB in billions)	2012	2013	2014	2015	2016

Principal proposed to be repaid	69.4	10.7	21.2	4.4	10.4
Interest proposed to be repaid	7.1	4.8	4.0	3.2	2.8
Total	76.5	15.5	25.2	7.6	13.2
_______________

Notes:

(1)	This table is prepared according to the amounts stated in the contracts which have been entered into;

(2)	The amount of the principal to be repaid in 2012 is relatively large because this includes expected repayment of short-term loans and short-term bonds.

E.           Trend information

The major trend of the electricity power market

                According to the National Power Industry Statistics Express for 2011 issued by China Electricity Council, as of December 31, 2011, nationwide installed capacity reached 1.056 billion KW, representing a 9.2% year-on-year increase. For the year ended December 31, 2011, total power consumption throughout PRC reached 4.69 trillion KWh, representing a 11.7% year-on-year increase.

                In 2012, China’s economy is expected to maintain steady growth to meet the 7.5% GDP growth target set forth at the central economic work conference and the government work report, which suggests slightly decreased growth of China’s economy and power consumption. According to the forecast of China Electricity Council, China’s power consumption is expected to increase by 8.8% to more than 5,000 billion KWh in 2012, with higher consumption during the second half of 2012. In respect of power supply, the newly installed generation capacity is expected to reach 85 million KW, including 20 million KW from hydropower and 50 million KW from coal-fired power. Total power generation capacity will reach 1.14 billion KW by the end of 2012, with 4,750 hours of power equipment utilization and 5,300 to 5,400 hours of coal-fired generation equipment utilization throughout the year.

                According to information available, China may experience shortage of water supply before the flooding season, and regionally and periodically coal supply deficiency in 2012. It is therefore estimated that regional, periodical and seasonal shortage of power supply will occur during 2012, with shortage might be as much as 30 million KW.

                After the increase in power tariff in 2011, all power producers have been considering increasing power generation as an effective measure to promote profitability, which is expected to contribute to more intensified competition in the power market.

The trend of the fuel supply

                In 2011, China produced raw coal of 3.52 billion tons, representing an increase of 8.7% over 2010. According to the forecast of China Electricity Council, coal demand is expected to have an average annual growth rate of 5.2% during the “12th Five-Year” period. In November 2011, the PRC Government issued certain policies to control coal price. The restrictive measures include, but not limited to, that (i) the increase in coal price under key contracts during 2012 shall not exceed 5% of the contract price of prior year, and (ii) since January 1, 2012, the exit price of 5,500 kcal/kg thermal coal at main ports at Bohai Rim, such as Qinhuangdao Port, shall not exceed RMB800 per ton. In 2012, the demand and supply of coal are expected to be generally balanced and stable, providing no driving force for price increase. In the coastal regions of eastern China, good transportation conditions ensure readily suffcient coal supply from domestic and overseas suppliers, which could lead to slight decrease of coal price. In central China, limited railway transportation capacity complicated the diffculty of coal supply and resulted in higher coal price. In western China where coal mines are mainly located, the merger of small-scale coal mines and concentration of coal resources might lead to increase of the historically low price of coal.

The trend of capital market and foreign exchange

                In 2012, PBOC will continually implement steady monetary policies and make slight adjustments to monetary policies from time to time. In respect of the credit market, liquidity is still tight with higher financing costs. In respect of monetary policies, PBOC recently lowered RMB deposit reserve requirement ratio by 0.5 percentage point. This slight adjustment is helpful to ease liquidity and maintain consistent growth of economy. The consumer price index in China is expected to follow a downward trend since 2012, which, together with reverse of negative interest rate situation, will provide more flexibility for the PBOC in executing monetary policies.

F.           Employee benefits

As of December 31, 2011, the Company and its subsidiaries had 35,903 domestic and overseas employees. The Company and its subsidiaries provided employees with competitive remuneration and linked such remuneration to operating results as working incentives for the employees. Currently, the Company and its subsidiaries do not have any non-cash remuneration packages.

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

G.           Guarantees and pledges on loans and restricted assets

As of December 31, 2011, the Company provided guarantee for Tuas Power’s long-term bank borrowings of approximately RMB14.610 billion.

As of December 31, 2011, a short-term loan of RMB500 million is guaranteed by a subsidiary of the Company.

As of December 31, 2011, the details of secured loans of the company and its subsidiaries are as follows:

(1)       The Company pledged certain accounts receivables for certain short-term loans borrowed in 2011. As of December 31, 2011, the balance of the secured loans was RMB2.490 billion, and the pledged accounts receivables amounted to approximately RMB2.771 billion.

(2)       As of December 31, 2011, secured short-term loans of RMB60 million represented the discounted notes receivable with recourse.

(3)       As of December 31, 2011, a loan of RMB28 million of a subsidiary of the Company pledged against the shares of a listed company held by a former shareholder of the subsidiary.

(4)       As of December 31, 2011, long-term loans of a subsidiary of the Company of RMB235 million were secured by property, plant and equipment with net book value amounting to RMB332 million and tariff collection right of the subsidiary. These loans are also guaranteed by former shareholders of the subsidiary.

(5)       As of December 31, 2011, a long-term loan of RMB78 million was secured by territorial waters use right with net book value of RMB86.37 million.

(6)       As of December 31, 2011, a long-term loan of RMB169 million secured by certain property, plant and equipment of the Company and its subsidiary.

(7)       As of December 31, 2011, a long-term loan of RMB13.094 billion was secured by electricity tariff collection right.

(8)       As of December 31, 2011, a long-term loan of a subsidiary of the Company of RMB4.70 million was secured by current and future assets of the subsidiary.

(9)       As of December 31, 2011, other long-term loans amounted to RMB800 million were secured by right of income derived from certain generation units of the Company.

(10)     As of December 31, 2011, notes receivable of the Company and its subsidiaries of approximately RMB15 million was secured to a bank as collateral against notes payable of RMB11 million.

As of December 31, 2011, restricted bank deposits amounted to RMB117 million.

As of December 31, 2011, Luoyuanwan Harbour, a subsidiary of the Company was involved in a pending lawsuit. Luoyuanwan Harbour entered into an assets transfer agreement with a consideration of RMB96 million in prior year, pursuant to which Luoyuanwan Harbour has paid RMB76.20 million. Due to disputes on the fulfilment of the agreement by the counterparty, the remaining consideration was not paid by December 31, 2011. The counterparty filed a lawsuit in October 2011 claiming the default by Luoyuanwan Harbour and a compensation approximated to RMB37.33 million. Luoyuanwan Harbour filed a counterclaim in December 2011 claiming a compensation of RMB57.82 million for the default of counterparty, which was accepted by the court. There had been no further progress on this pending lawsuit as at the date of these financial statements being approved for publication. As of December 31, 2011, the remaining consideration of RMB19.80 million was accrued according to the original contract, the Company considered no additional liability be required as of

December 31, 2011. Meanwhile, the compensation claimed on the counterparty was not recognized in these financial statements as there is no final decision made by the court.

H.           Off-balance sheet arrangements

As of December 31, 2011, there was no off-balance sheet arrangements which have or reasonably likely to have an effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

I.            Performance of significant investments and their prospects

The Company acquired 25% equity interest in Shenzhen Energy Group Co., Ltd. (“Shenzhen Energy Group”) for RMB2.39 billion on April 22, 2003. In 2011, Shenzhen Energy Group divided into a remainder company Shenzhen Energy Group and a newly established company Shenzhen Energy Management Corporation, the Company held 25% equity interest in both of these companies. The Company acquired 200 million shares from Shenzhen Energy, a subsidiary of Shenzhen Energy Group, in December 2007. Shenzhen Energy allot shares with its capital surplus in 2011. As of December 31, 2011, the Company held 240 million shares of Shenzhen Energy. These investments brought a profit of RMB323 million to the Company for the year ended December 31, 2011 under IFRS. This investment is expected to provide steady returns to the Company.

The Company held directly 60% equity interest in Sichuan Hydropower as of December 31, 2006. In January 2007, Huaneng Group increased its capital investment in Sichuan Hydropower by RMB615 million, thus reducing the Company’s equity interest in Sichuan Hydropower to 49% and making Huaneng Group the controlling shareholder of Sichuan Hydropower. This investment brought a profit of RMB299 million for the year ended December 31, 2011 under IFRS. This investment is expected to provide steady returns to the Company.

J.           Tabular disclosure of contractual obligations and commercial commitments

A summary of payments due by period of our contractual obligations and commercial commitments as of December 31, 2011 is shown in the tables below. A more complete description of these obligations and commitments is included in the Notes to Financial Statements as referenced below.

Contractual Cash Obligations
(RMB in millions)	2012	2013-2014	2015-2016	Thereafter	Total

Long-term Loans from a Shareholder(1)	-	800	-	-	800
Long-term Bank Loans(1)	8,774	24,625	9,842	43,712	86,953
Other Long-term Loans(1)	5,367	833	-	33	6,233
Long-term bonds(2)	1,000	5,700	5,000	7,300	19,000
Interest Payments	5,546	8,876	6,033	9,620	30,075
Operating Lease – Head Offce(3)	45	-	-	-	45
Operating Lease - Nanjing Power Plant(3)	1	3	3	42	49
Operating Lease - Dezhou Power Plant(3)	34	68	68	252	422
Operating Lease - Shang’an Power Plant(3)	2	4	4	54	64
Operating Lease – Fuel Company(3)	7	10	-	-	17
Operating Lease - Tuas Power Generation Pte Ltd. (3)	17	45	43	995	1,100
	20,793	40,964	20,993	62,008	144,758

Other Commercial Commitments
(RMB in millions)	2012	2013-2014	2015-2016	Thereafter	Total

Long – term gas purchase contract(4)	8,173	9,744	1,586	5,551	25,054
Other commitments(3)	34,461	-	-	-	34,461
	42,634	9,744	1,586	5,551	59,515

_______________
Notes:

(1)	See Note 22 to the Financial Statements, “Long-term Loans”.

(2)	See Note 23 to the Financial Statements, “Long – term Bonds”.

(3)	See Note 37 to the Financial Statements, “Commitments”.

(4)
The numbers shown in the table above were calculated based on the minimum purchases stipulated in the long-term gas contracts disclosed in Note 37 to financial statements. As the Company and its subsidiaries are not required to commit purchases of one of the contracts until 2014, no unit cost information available for daily purchase quantities of 72.4 BBtu and 72.4 BBtu and 49.9 BBtu during respective period categories of 2014; 2015 – 2023; and 2024 – 2028.

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

K.           Sensitivity analysis to impairment test

Goodwill impairment

Separately recognized goodwill is tested for impairment by the management at the end of each year. In 2011, based on the impairment tests, except for the goodwill arising from acquisition of Zhanhua Co-generation, no goodwill was impaired. Due to the continuous lower profitability of Zhanhua Co-generation, full impairment of related goodwill amounted to RMB292 million was provided based on the result of impairment test.

As of December 31, 2011, goodwill of the Company and its subsidiaries totaled RMB13.89 billion. For goodwill allocated to CGUs in PRC, changes of tariff and fuel price could have affected the results of goodwill impairment assessment. As of December 31, 2011, if tariff had decreased by 1% or 5% from management’s estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognize impairment against goodwill by approximately RMB550 million and RMB1,452 million, respectively. If fuel price had increased by 1% or 5% from the management’s estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognize impairment against goodwill by approximately RMB406 million and RMB1,452 million, respectively.

Property, plant and equipment impairment

The Company and its subsidiaries test whether property, plant and equipment suffered any impairment whenever any impairment indication exists. In late 2011, upon the initiation of a preliminary disposal plan, the Company and its subsidiaries performed impairment re-assessment and made provision for impairment on property, plant and equipment of Huaneng Huaiyin Power Generation Co. Ltd. (“Huaiyin Power Company”) amounting to RMB 50.96 million. The recoverable amounts are determined based on fair value less cost to sell.  The fair value is determined by reference to the market price. The Company and its subsidiaries also recorded impairment loss of property, plant and equipment of Fujian Xinhuanyuan Industrial Limited Company (“Xinhuanyuan”) amounted to RMB 20.31 million upon its operation restructuring. Recoverable amount was determined based on value in use of the related CGU assessed by an independent valuer. A discount rate of 7.78% was adopted in the model. Xinhuanyuan was principally engaged in production and sales of mineral water and was included in “all other segments”.

Changes of assumptions in tariff and fuel price will affect the impairment assessments result of property, plant and equipment. As of December 31, 2011, if tariff had decreased by 1% or 5% from management’s estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognize impairment against property, plant and equipment by approximately RMB355 million and RMB5,994 million, respectively. If fuel price had increased by 1% or 5% from the management’s estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognize impairment against property, plant and equipment by approximately RMB139 million and RMB3,145 million, respectively.

L.           Business plan

The main task of the Company in 2012 is to focus on enhancing economic effciency, and through which to make our power business become stronger and perform better. The Company will remain sensitive to changes in the power market, and strive to explore the market and capture every market opportunities. Besides, the Company will improve the power generation structure and optimize the timing for every project, with an aim to enhance the efficiency of power generation, and strive to achieve annual utilization hours of 5,600 hours for domestic generating units, and to achieve an annual power generation of 340 billion kWh for the Company’s domestic power plants.

The Company will also implement more stringent controls on fuel costs, and make endeavors to explore new coal sources and supply channels. The Company will focus on securing key contracts, adjusting fuel supply structure, improving efficiency and controlling risk. The Company will also strive to strengthen working capital management, enhance financial analysis, improve risk controls and cost controls.

In respect of the development for 2012 and the years after, the Company will gradually accelerate the transformation of its development model, and further consolidate and optimize its geographical coverage. The Company will optimize the development of thermal power, actively invest in the development and construction of power projects utilizing gas, wind power and hydro power, and enhance the quality and effciency of the development.

ITEM 6   Directors, Senior Management and Employees

A.           Directors, members of the supervisory committee and senior management

Directors

The table below sets forth certain information concerning our directors as of March 31, 2012. The current term for all of our directors is three years, which will expire in May 2014.

Name	Age	Position with us
Cao Peixi	56	Chairman of the Board of Directors
Huang Long	58	Vice Chairman of the Board of Directors
Li Shiqi	55	Director
Huang Jian	49	Director
Liu Guoyue	48	Director, President
Fan Xiaxia	49	Director, Vice President
Shan Qunying	58	Director
Guo Hongbo	43	Director
Xu Zujian	57	Director
Huang Mingyuan	53	Director
Shao Shiwei	66	Independent Director
Wu Liansheng	41	Independent Director
Li Zhensheng	67	Independent Director
Qi Yudong	45	Independent Director
Zhang Shouwen	45	Independent Director

CAO Peixi, aged 56, is the Chairman of the Company. He is also the President of Huaneng Group and the Chairman of HIPDC and Huaneng Renewables Co., Ltd. He was the Deputy Head and Head of Shandong Qingdao Power Plant; Assistant to the Chief of Shandong Power Bureau; Deputy Chief (Vice President) of Shandong Power Bureau (Corporation); Chairman and President of Shandong Power Group Corporation; Vice President and President of China Huadian Corporation; and Chairman of Huadian Power International Corporation Limited. He graduated from Shandong University specializing in electrical engineering. He holds a postgraduate degree of master in engineering issued by the Party School of the Central Committee and is a researcher-level senior engineer.

HUANG Long, aged 58, is the Vice Chairman of the Company as well as the Vice President of Huaneng Group and the Director of HIPDC, a Director of SinoSing Power Pte. Ltd., the Chairman of Tuas Power Ltd., the Chairman of Tuas Power Supply Pte Ltd. and Tuas Power Utilities Pte Ltd., and a Director of Shenzhen Energy Group Co., Ltd. He has served as manager of the International Co-operation and Business Contracts Department of HIPDC, and as Vice President and Secretary of the Board of Directors of the Company. He graduated with a M.S. Degree from North Carolina State University in the U.S., specializing in communications and auto-control. He is a senior engineer.

LI Shiqi, aged 55, is a Director of the Company and President of HIPDC. He was the Deputy Chief and Chief of the Finance Division, the Deputy Chief Accountant and concurrently Chief of Economic and Financial Division of China Electric Power Research Institute, Chief Accountant of Huaneng Beijing branch. He also served as Deputy Manager and Manager of the Finance Division of HIPDC, Manager of Marketing Division of Huaneng Group, Chief Economist and Vice President of the Company and Chairman and Executive Vice Chairman of Huaneng Capital Services Co., Ltd.. Mr. Li graduated from People’s University of China majoring in Finance. He is a senior accountant.

HUANG Jian, aged 49, is a Director of the Company, the Assistant to President of Huaneng Group, Executive Vice Chairman of Huaneng Capital Services Co., Ltd., Chairman of Huaneng Hainan Power Ltd. and the Chairman of Huaneng Carbon Assets Management Company. He was the Deputy Chief of the Cost Office of the Finance Department; Chief of Cost General Office of the Finance Department of HIPDC; Chief Accountant of Beijing Branch of the Company; Deputy Manager of the Finance Department of HIPDC; Deputy Chief Accountant, Chief Accountant, Vice President, Company Secretary of the Company and Deputy Chief Economist and Chief of Financial Planning of Huaneng Group. Mr. Huang graduated from the accounting department of Institute of Fiscal Science of the Ministry of Finance with a postgraduate degree of master in economics. He is a senior accountant.

LIU Guoyue, aged 48, is a Director and President of the Company, the Chairman of Shanghai Times Shipping Limited Company, a director of Xi’an Thermal Research Institute Limited Company, the executive director of Huaneng International Power Fuel Co., Ltd., a Director of Tuas Power Ltd., Tuas Power Supply Pte Ltd. and Tuas Power Utilities Pte Ltd.. He served as Deputy General Manager (Deputy Head) and General Manager (Head) of Huaneng Shijiazhuang Branch (Shang’an Power Plant), Director of Huaneng Dezhou Power Plant, and Vice President of the Company. He graduated from North China Power University, specializing in thermal engineering. He holds a doctor’s degree in engineering. He is a senior engineer.

FAN Xiaxia, aged 49, is a Director and Vice President of the Company and Vice Chairman of Huaneng Shidaowan Nuclear Power Co., Ltd.. He served as Deputy Chief of General Administration Division and Project Administration Division of Project Management Department of HIPDC, Deputy General Manager (Deputy

Factory Head) of the Company’s Nantong Branch (power plant), Deputy Manager of Project Management Department of HIPDC, Deputy Manager (project management) and Manager of International Co-operation and Business Department of the Company, Manager of Project Management Department of the Company, Assistant to President of the Company and General Manager of the Company’s Zhejiang Branch Yuhuan Power Plant Preparatory Office. He graduated from Economic Management School of Tsinghua University with an EMBA degree. He is a senior engineer.

SHAN Qunying, aged 58, is a Director of the Company and the Vice President of Hebei Construction & Investment Group Co., Ltd., Chairman of Hebei Xingtai Power Generation Limited Company, Vice Chairman of Guodian Construction Investment Inner Mongolia Energy Limited Company and Vice Chairman of Hebei Construction Investment Energy Investment Limited Company. He had been the Energy & Communication Division Chief of Hebei Provincial Construction Investment Company. He graduated from Management Institute of Tianjin University holding an EMBA degree. He is a senior engineer.

GUO Hongbo, aged 43, is a Director of the Company and the President and Vice Chairman of Liaoning Energy Investment (Group) Limited Liability Company. He has been the Planner of Anshan Chemical Fibre Wool Textile Factory, Assistant to the Factory Head and Deputy Factory Head of Anshan Silk Printing and Dyeing Mill, Deputy General Manager of Anshan Co-operation Limited Liability Company, Assistant to the General Manager, Deputy General Manager and General Manager of Liaoning Engineering Machinery (Group) Limited Liability Company, Chairman and General Manager of Liaoning Libo Hydraulic Mining Co., Ltd, Assistant to the General Manager of Liaoning Chuangye (Group) Limited Liability Company and Liaoning Energy Corporation, Assistant to the General Manager, Deputy Manager, Administrative Deputy General Manager and Director of Liaoning Energy Investment (Group) Limited Liability Company. Mr Guo graduated from Jilin University specializing in administrative management, holding a postgraduate degree of master in management. He is a researcher-level senior engineer.

XU Zujian, aged 57, is a Director of the Company, Vice President of Jiangsu Province Guoxin Asset Management Group Limited Company, Chairman of Jiangsu Investment Management Co. Ltd. and Zking Property & Casualty Insurance Co., Ltd.. He was Vice President of Jiangsu Provincial International Trust & Investment Corporation, and President of Jiangsu Provincial Investment & Management Limited Liability Company. He graduated from Liaoning Finance University majoring in infrastructure finance, holding a bachelor’s degree. He is a senior economist.

HUANG Mingyuan, aged 53, is a Director of the Company, Vice President of Fujian Investment & Development Group Co., Ltd., Director of Xiamen International Bank, Macau Luso International Bank, Huafu Securities Company Limited and Industrial Securities Co., Ltd.. She has been the director of the Office of Information Leading Group of Fujian Province, department head to the Management Office of Fujian Province Economic and Trade (Medicine) Committee, and the Secretary General of the Leading Committee for Market Reorganization and Restructuring and Order of Economy of Fujian Province. She graduated from the Business School of De Montfort University in the United Kingdom, specializing in business administration, holding a postgraduate degree and was awarded a master’s degree in business administration.

SHAO Shiwei, aged 66, is an Independent Director of the Company. He is also an Independent Director of Shanghai Electric Power Co., Ltd., Shanghai Magus Technology Co., Ltd., Shanghai Zhixin Electric Co., Ltd. and Leshan Electric Power Co., Ltd.. He had been the Deputy Chief of the Electricity for Agriculture of the State Energy Department, the Chief of the Law and Regulation of the State Electricity Department, Assistant General Manager of the National Electric Power Company, Deputy Secretary General of the Office Department, the President of Huadong Yixing Water Pumping and Energy Reserve Company Limited, the President and General Manager of Huadong Grid Network Company and Chairman of the Supervisory Committee of Shanghai Electric Power Co., Ltd. He graduated from Tianjin University specializing in power plant, power grid and power system. He is a professor-level senior engineer.

WU Liansheng, aged 41, is an Independent Director of the Company, a Professor, Ph. D. Tutor, head of the Department of Accounting and the Director of the MBA Center of the Guanghua Management Institute of Beijing University, an Independent Director of China National Building Materials Company Limited, an Independent Director of Western Mining Co., Ltd and an Independent Director of Wanda International Cinemas Co., Ltd.. He was an Independent Director of Rongsheng Development Joint Stock Limited Company. After obtaining his doctorate, Mr. Wu Liansheng was engaged in a two year post-doctorate research in Xiamen University. Afterwards, he commenced working in the Guanghua Management Institute of Beijing University as Lecturer, Associate Professor, Professor, Ph. D. Tutor and concurrently served as the Deputy Head and Head of the Department of Accounting, and  the Director of the MBA Center. He graduated from Zhongnan University with a PhD in Management (Accounting).

LI Zhensheng, aged 67, is an Independent Director of the Company. He is an Independent Non-executive Director of Qingdao TGOOD Electric Co., Ltd. He was the Bureau Chief of Baoding Power Supply Bureau, Hebei Province, the Chief Economist and Deputy Bureau Chief of Hebei Power Industry Bureau, Bureau Chief

of Shanxi Power Industry Bureau, Director of Rural Power Working Division of State Electric Power Corporation, and Chief Economist and Consultant of State Grid Corporation. Mr. Li graduated from Hebei University of Technology with a bachelor’s degree. He is also a professor-level senior engineer, enjoying special government allowance.

QI Yudong, aged 45, is the Independent Director of the Company and the Assistant of the Principal, Professor (Grade II), and Doctoral Supervisor of Finance of Capital University of Economics and Business. He is also the Director of China Centre for the Research of Industrial Economics, the External Supervisor and concurrently Chairman of the Audit Committee of the Supervisory Committee of Hua Xia Bank Co., Ltd. and an Independent Director and concurrently the Chairman of the Remuneration Committee of China Garments Co., Ltd.. He was an Independent Director of Lucky Film Co., Ltd., Hua Xia Bank Co., Ltd., Zhongtong Bus Holding Co., Ltd. and Zhejiang Chouzhou Commercial Bank. He graduated from the graduate school of Chinese Academy of Social Sciences, majoring in economic science, with a PhD in Economics.

ZHANG Shouwen, aged 45, is an Independent Director of the Company and the Professor and Doctoral Supervisor in the Law School of Peking University, Director of Economic Law Institute of Peking University, Vice President and concurrently Secretary General of the Economic Law Research Society of China Law Society, Vice President of Fiscal and Tax Law Research Society of China Law Society, and Vice President of Beijing Law Research Society. He graduated from Peking University Law School with a PhD in Laws.

Supervisors

The table below sets forth certain information concerning our supervisors as of March 31, 2012. The current term for all of our supervisors is three years, which will expire in May 2014.

Name	Age	Position with us
Guo Junming	46	Chairman of the Supervisory Committee
Hao Tingwei	49	Vice Chairman of the Supervisory Committee
Zhang Mengjiao	47	Supervisor
Gu Jianguo	45	Supervisor
Wang Zhaobin	56	Supervisor
Zhang Ling	51	Supervisor

GUO Junming, aged 46, is the Chairman of the Company’s Supervisory Committee, the Chief Accountant of Huaneng Group, Chairman of Huaneng Capital Services Limited Company. He was the Deputy Director of the Financial Department and the Chief of the Financial Accounting Division of Grid Construction Branch Company (Grid Construction Department) of State Power Corporation, Deputy Manager of the Finance Department of Huaneng Group, Vice President and President of China Huaneng Finance Limited Liability Company, President of Huaneng Capital Services Limited Company, Deputy Chief Accountant and Manager of the Finance Department of Huaneng Group. He graduated from Shanxi Finance and Economic Institute specializing in business finance and accounting and holds a bachelor’s degree. He is a senior accountant.

HAO Tingwei, aged 49, is the Vice Chairman of the Supervisory Committee of the Company. He is a Director and Vice President of Dalian Construction Investment Corporation. Mr. Hao was an Executive Officer and Deputy Section Chief of the Basic Studies Department and Academic Affairs Office of Dalian University, and the Deputy Division Chief and Division Chief of Dalian Planning Commission and Dalian Development and Reform Commission. Mr. Hao obtained a postgraduate degree of master in International Trade from Northeastern University of Finance and Economics. He is a senior manager.

ZHANG Mengjiao, aged 47, is the Supervisor of the Company. She is the Manager of the Finance Department of HIPDC, and Supervisor of Huaneng Anyuan Power Generation Limited Liability Company, Huaneng DuanZhai Coal & Electricity Co., Ltd., Huaneng Caohu  Power Generation Co., Ltd., and Shannxi Coal Industry Co., Ltd.. She is also the Chairman of the Supervisory Committee of Huaneng Shaanxi Power Generation Co., Ltd.. She was the tutor of Jiangxi University of Finance and Economics, Deputy Chief and Chief of the Second Audit Office and Chief of Audit Division of Finance Department of Huaneng Group, and Deputy Manager of the Finance Department of the Company. She graduated from Xiamen University, specializing in accounting. She has a master’s degree in economics and is a senior accountant.

GU Jianguo, aged 45, is a Supervisor of the Company and Chairman of Nantong Investment & Management Limited Company. Mr. Gu has served as Deputy Chief and Chief of Nantong Municipal Planning Committee; Vice President of Nantong Ruici Investment Limited Company; Executive President of Ruici Hospital, President of Ruici (Maanshan) Development Limited Company; Chairman and President of Nantong Zhonghe Guarantee Limited Company, Chief Officer of Nantong Municipal Investment Management Centre and Director and President of Nantong Investment Management Limited Company. He graduated from Nanjing Aviation University holding a master’s degree. He is an economic engineer.

WANG Zhaobin, aged 56, is a Supervisor and Manager of the Administration Department of the Company. He served as Commissar of Battalion of PLA 52886 Army, Deputy Division Chief of the Organization Dept. of CCP commission of the Ministry of Energy, the Chief of the Organisation Affairs Bureau of the PRC Electricity

Department, Chief of Human Resources Department and Retirement Department of Huaneng Power, the Deputy Secretary of Communist Party Committee, Secretary of Communist Party Disciplinary Inspection Committee, Chairman of the Labour Union of Huaneng Beijing Electric Plant, Deputy Manager, and Manager of the Corporate Culture Department and Manager of Administration Department and Corporate Culture Department of the Company. He graduated from China Beijing Municipal Communist Party School, specializing in economic management, holding a bachelor’s degree. He is a corporate culture specialist.

ZHANG Ling, aged 51, is a Supervisor and Manager of the Audit and Supervisory Department of the Company. She had served as Deputy Chief of the Pricing Division of the Economic Adjustment Department of the Ministry of Electricity, Deputy Chief and Chief of the Pricing Administration Division of the Finance Department of HIPDC, Chief of the Pricing Administration Division of the Finance Department, Deputy Manager of the Planning and Operation Department, Deputy Manager of the Marketing Department and Deputy Manager and Manager of the Share Administration Department of the Company. She graduated from Zhongnan University of Economics specializing in financial accounting with a bachelor’s degree in management. She is a senior accountant.

Other Executive Officers

GU Biquan, aged 54, is the Vice President and secretary to the Board of Directors of the Company. He was Deputy Chief and Chief of Capital Market Department, Chief and Deputy Manager of the Secretariat of the Administration Department of HIPDC, and Manager of Capital Market Department, Assistant to the President, Manager of Administration Department of the Company. He also served as Deputy Chief of Power Development Department of Huaneng Group and Vice President and secretary to the Board of Directors of HIPDC. He graduated from Beijing Broadcasting Television University, specializing in electronic engineering. He is an engineer.

LIN Gang, aged 47, was the Vice President of the Company during 2011. He was the Deputy Chief of Project Management Department of HIPDC, Assistant to General Manager and Deputy General Manager of Huaneng Beijing Branch (Beijing Thermal Power Plant), Deputy Manager of General Planning Department, Deputy Manager of Marketing and Sales Department of the Company (in charge of the department), President of Huaneng Northeast Branch, Manager of Marketing and Sales Department of the Company and Assistant to President of the Company. Mr. Lin graduated from North China Power University, specializing in thermal power, and holds a master’s degree in science. He is a researcher-level senior engineer.

ZHOU Hui, aged 48, is the Chief Accountant of the Company. She has been the Deputy Chief of the Finance Division and Price Management Division of the Finance Department Chief of Division II of Finance Department of HIPDC, Deputy Manager and Manager of the Finance Department of the Company, Deputy Chief Accountant and Chief Accountant and Manager of Finance Department of the Company. Ms. Zhou graduated from Renmin University of China with a postgraduate degree of master in management. She is a senior accountant.

ZHAO Ping, aged 49, is the Chief Engineer of the Company. He was the Deputy Chief of Production Technology Office of the Production Department of HIPDC, Assistant to the General Manager of Huaneng Fuzhou Branch (Fuzhou power plant), Deputy Manager of the Production Department of HIPDC, Deputy Manager of Safety and Production Department and Planning and Development Department, Manager of International Co-operation and Business Department, Manager of Safety and Production Department and Deputy Chief Engineer of the Company. He graduated from Tsinghua University, specializing in thermal engineering and holds a postgraduate degree of  master in science and an EMBA degree. He is a researcher-level senior engineer.

DU Daming, aged 45, is the Vice President of the Company. He had been the secretary (deputy director level) of the administration department of HIPDC, the deputy head of the administration department  of the Company, Assistant, Deputy Chief and Chief of the office of the Board of Directors of the Company, Deputy Director and Director of the General Manager’s Office of Huaneng Group, Deputy Manager of the General Manager’s Office, Deputy Chief (in change of work) and Chief of the Administration Office of the Company. He graduated from North China Power University, specializing in electric system and its automation, holding a postgraduate degree of master in  science.  He is a senior engineer.

GAO Shulin, aged 51, is Chief Economist of the Company. He was the deputy chief engineer and deputy General Manager of Jinzhou Power Plant, General Manager of Shenhai Thermal Power Plant, deputy chief of the General Planning Department of Liaoning Electric Industry Bureau, Manager of Production Department, director of Liaoning Electric Power Research Institute, General Manager of Huaneng Beijing Co¬generation power Plant, Deputy Manager of the Human Resources Department of the Company, President of Huaneng Nuclear Power Development Co., Ltd. and Manager of Planning and Development Department of the Company. He graduated from the School of Economics and Management of Tsinghua University, holding an EMBA degree. He is a senior engineer.

LI Shuqing, aged 48, is the Vice President of the Company. He was the Assistant Chief, Deputy Chief and Chief of Huaneng Shanghai Shidongkou 2nd Power Plant, Deputy General Manager (Deputy Factory Head) and General Manager (Factory Head) of Huaneng Shanghai Branch (Shidongkou 2nd Power Plant), General Manager of Huaneng Huadong Branch and Shanghai Shidongkou Power Company, and the General Manager of Huaneng Shanghai Branch. He graduated from Shanghai Electric Power Institute with a bachelor’s degree in science majored in thermodynamics. He is a senior engineer.

B.           Compensation for Directors, Supervisors and Executive Officers

The table below sets forth the compensation on individual basis for the directors, supervisors and other executive officers for the year ended December 31, 2011:

Name	Position with the Company	Remuneration Paid by the Company in 2011 (1)
		(RMB in thousand)

Directors
Mr. Cao Peixi	Chairman of the Board of Directors	-
Mr. Huang Long	Vice Chairman of the Board of Directors	-
Mr. Wu Dawei	Director (retired in May 2011)	-
Mr. Li Shiqi	Director (appointed in May 2011)	-
Mr. Huang Jian	Director	-
Mr. Liu Guoyue	Director and President	895
Mr. Fan Xiaxia	Director and Vice President	895
Mr. Shan Qunying	Director	48
Mr. Liu Shuyuan	Director	48
Mr. Guo Hongbo	Director (appointed in February 2012)	-
Mr. Xu Zujian	Director	48
Ms. Huang Mingyuan	Director	48
Mr. Liu Jipeng	Independent Director (retired in May 2011)	40
Mr. Yu Ning	Independent Director (retired in May 2011)	40
Mr. Shao Shiwei	Independent Director	74
Mr. Zheng Jianchao	Independent Director (retired in May 2011)	40
Mr. Wu Liansheng	Independent Director	74
Mr. Li Zhensheng	Independent Director (appointed in May 2011)	40
Mr. Qi Yudong	Independent Director (appointed in May 2011)	40
Mr. Zhang Shouwen	Independent Director (appointed in May 2011)	40

Sub-total:		2,370

Supervisors
Mr. Guo Junming	Chairman of the Supervisory Committee	-
Ms. Yu Ying	Vice Chairman of the Supervisory Committee (retired in May 2011)	24
Mr. Hao Tingwei	Vice Chairman of the Supervisory Committee (appointed in May 2011)	24
Ms. Wu Lihua	Supervisor (retired in May 2011)	-
Ms. Zang Mengjiao	Supervisor (appointed in May 2011)	-
Mr. Gu Jianguo	Supervisor	48
Mr. Wang Zhaobin	Supervisor	523
Mr. Dai Xinmin	Supervisor (resigned in August 2011)	278
Ms. Zhang Ling	Supervisor (appointed in August 2011)	216

Sub-total		1,113

Other Executive officers
Mr. Gu Biquan	Vice President and Secretary to the Board	768
Mr. Lin Gang(2)	Vice President	767
Ms. Zhou Hui	Chief Accountant	768
Mr. Zhao Ping	Chief Engineer	768
Mr. Du Daming	Vice President	763
Mr. Gao Shulin	Chief Economist	763
Mr. Li Shuqing	Vice President	381

Sub-total:		4,978
Total		8,461
_______________

Notes:

(1)
The remuneration paid by the Company in 2011 includes the basic salaries, performance salaries and pension, please see Note 36 to the Item 18 Financial Statements, “Directors’, supervisors’ and senior management’ emoluments”.

(2)	Mr. Lin Gang left office in February 2012.

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

The main duties of the Audit Committee are to assist our board in performing its statutory and fiduciary duties of supervising our accounting, financial reports, internal controls and compliance, including but not limited to, assisting our board in supervising (i) the integrity of our financial statements; (ii) our compliance with the applicable laws and regulations; (iii) the qualification and independence of our independent auditors; (iv) the performances of our independent auditors and internal auditing department and (v) the compliance of connected transactions to be implemented by the Company.

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

The members of Audit Committee are Mr. Wu Liansheng (Chairman), Mr. Shao Shiwei, Mr. Li Zhensheng, Mr. Qi Yudong and Mr. Zhang Shouwen.

The members of Strategy Committee are Mr. Huang Long (Chairman), Mr. Li Shiqi, Mr. Huang Jian, Mr. Liu Guoyue, Mr. Fan Xiaxia, Mr. Shao Shiwei and Mr. Li Zhensheng.

The members of Nomination Committee are Mr. Shao Shiwei (Chairman), Mr. Fan Xiaxia, Mr. Shan Qunying, Ms. Huang Mingyuan, Mr. Wu Liansheng, Mr. Qi Yudong and Mr. Zhang Shouwen.

The members of Remuneration and Appraisal Committee are Mr. Qi Yudong (Chairman), Mr. Liu Guoyue, Mr. Guo Hongbo (Mr. Guo was elected as a member on March 20, 2012. Mr. Liu Shuyuan was a member prior to February 21, 2012), Mr. Xu Zujian, Mr. Shao Shiwei, Mr. Wu Liansheng and Mr. Li Zhensheng.

D.           Employees

As of December 31, 2011, we employed 35,903 people. Of these, 288 are headquarters management staff, 6,031 are power plant personnel directly involved in the management and operation of the power plants and the remainder are maintenance personnel, ancillary service workers and others. Over 63% our work force graduated from university or technical college. As of December 31, 2009 and 2010, we had approximately 33,587 and 33,811 employees respectively.

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

ITEM 7  Major Shareholders and Related Party Transactions

A.           Major shareholders

               Our outstanding ordinary shares consist of A Shares and H Shares, each with a par value of RMB1.00 per share.  The following table set forth certain information regarding our major shareholders as of March 31, 2012.

Shareholder	Number of shares	Approximate percentage in the total issued domestic share capital %	Approximate percentage in the total issued share capital %
Huaneng International Power Development Corporation	5,066,662,118	48.25	36.05
China Huaneng Group(1)	2,231,621,203	16.30	15.87
Hebei Provincial Construction Investment Company	603,000,000	5.74	4.29
China Hua Neng Hong Kong Company Limited	520,000,000	_(2)	3.70
_______________

Notes:

(1)
Of the 2,231,621,203 shares, 1,555,124,549 A shares are directly held by Huaneng Group, 520,000,000 H shares are held by Huaneng Group through its wholly-owned subsidiary, China Hua Neng Hong Kong Company Limited, 12,876,654 A shares are held by Huaneng Group through its wholly-owned subsidiary, Huaneng Capital Services Company Limited, and 143,620,000 A shares are held by Huaneng Group through its subsidiary, China Huaneng Finance Corporation Limited. In addition, Huaneng Group indirectly holds certain of our total issued shares through HIPDC, its 51.98% owned subsidiary.

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

On December 23, 2011, Huaneng Group acquired 143,620,000 A Shares of our company through China Huaneng Finance Corporation Limited, a controlling subsidiary of Huaneng Group, via the block trading system at the Shanghai Stock Exchange. After the acquisition, Huaneng Group directly and indirectly controls 7,298,283,321 shares of our company, representing approximately 51.93% of the total issue share capital of our company.

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

                On May 12, 2006, HIPDC and other promoters (including the shareholders who assumed the rights and obligations of original promoters as a result of  share transfer) entered into an amendment to the Shareholders’ Agreement, pursuant to which, each promoter  shall be entitled to exercise its own voting rights at the shareholders’ general meeting. Consequently, HIPDC currently holds 36.05% of our total voting rights. Since HIPDC’s parent company, Huaneng Group, currently holds, directly or through its wholly-owned subsidiaries, 15.87% of our total voting rights. HIPDC is able to exert control over us when acting in concert with Huaneng Group.

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

B.           Related party transactions

Guarantees

The table below sets forth information on guarantees provided by Huaneng Group, HIPDC and the Company to the related parties in 2011 for the purposes of financing their operation, construction and renovation.

Guarantor	Guarantee	Interest Rate	Largest Amount Outstanding in 2011	Amount Outstanding As of December 31, 2011
		(%)	(RMB)	(RMB)
Huaneng Group	The Company	6.36	154,876,316	114,713,316
(Ultimate Parent of the Company)	The Company	LIBOR + 0.075	188,567,612	139,537,243
	Luohuang Power Company(1)	5.95	159,736,762	-
	Qinbei Power Company(1)	LIBOR+0.43	9,460,998	-
	Qinbei Power Company(1)	LIBOR+0.3	9,673,810	-
	Yangliuqing Power Company(1)	2.15	442,679,097	377,482,391
HIPDC	The Company	5.95	102,688,060	-
	The Company	6.60	108,137,895	34,294,424
	The Company	6.60	52,615,857	25,029,616
	The Company	6.54	169,969,548	53,903,535
	The Company	5.95	118,640,908	-
	The Company	5.20	4,000,000,000	4,000,000,000
	The Company	5.00	2,000,000,000	2,000,000,000
The Company	Tuas Power Company(1)	SIBOR+1.65	13,650,766,301	12,741,458,526
	Tuas Power Company(1)	SIBOR+1.65	2,001,851,125	1,868,503,388
Diandong Energy(1)	The Company	6.56	500,000,000	500,000,000

_______________

Note:

(1)	These entities are subsidiaries of the Company.

Loans

The table below sets forth the loans made by Huaneng Group, subsidiaries of Huaneng Group, and the Company to the related parties in 2011 for the purposes of financing their operation, construction and renovation.

Loans
Lender	Borrower	Interest Rate	Largest Amount Outstanding in 2011	Outstanding Balance as of December 31, 2011
		(%)	(RMB)	(RMB)
Huaneng Group	Yushe Power Company(1)	4.60	225,000,000	225,000,000
(Ultimate Parent of the Company)	Yushe Power Company(1)	4.30	75,000,000	75,000,000
	Qinbei Power Company(1)	4.60	375,000,000	375,000,000
	Qinbei Power Company(1)	4.30	125,000,000	125,000,000
Huaneng Finance	The Company	6.56	400,000,000	400,000,000
(Subsidiary of Huaneng Group)	The Company	4.78	70,000,000	-
	The Company	6.56	200,000,000	200,000,000
	Weihai Power Company(1)	4.78	100,000,000	-
	Weihai Power Company(1)	6.31	100,000,000	100,000,000
	Weihai Power Company(1)	6.31	200,000,000	200,000,000
	Huaiyin II Power Company(1)	4.78	100,000,000	-
	Huaiyin II Power Company(1)	5.23	100,000,000	100,000,000
	Taicang I Power Company(1)	4.78	160,000,000	-
	Taicang I Power Company(1)	6.56	160,000,000	160,000,000
	Qinbei Power Company(1)	6.10	200,000,000	-
	Yushe Power Company(1)	4.78	100,000,000	-
	Yushe Power Company(1)	6.56	100,000,000	100,000,000
	Yushe Power Company(1)	6.56	130,000,000	130,000,000
	Yushe Power Company(1)	5.04	130,000,000	-
	Xindian II Power Company(1)	4.78	75,000,000	-
	Xindian II Power Company(1)	6.31	75,000,000	75,000,000
	Yangliuqing Power Company(1)	6.10	100,000,000	100,000,000
Guicheng Trust	The Company	5.17	300,000,000	-
(Subsidiary of Huaneng Group)	The Company	5.17	1,000,000,000	-
	The Company	6.56	500,000,000	500,000,000
	The Company	6.56	500,000,000	500,000,000
	The Company	6.56	500,000,000	500,000,000
	The Company	6.56	500,000,000	500,000,000
	The Company	6.56	1,000,000,000	1,000,000,000
	The Company	7.22	500,000,000	500,000,000
	The Company	7.22	500,000,000	500,000,000
	The Company	7.22	500,000,000	500,000,000
	The Company	4.96	1,000,000,000	-
	The Company	4.96	500,000,000	-
	The Company	4.56	200,000,000	-
	Taicang II Power Company(1)	4.94	180,000,000	-
Xi’an Thermal (Subsidiary of Huaneng Group)	Qinbei Power Company(1)	6.89	70,000,000	70,000,000

China Huaneng Group Clean Energy Technology Research Institute Co. Ltd. (Subsidiary of Huaneng Group)	The Company	6.56	100,000,000	100,000,000

The Company	Weihai Power Company(1)	4.99	400,000,000	-
	Weihai Power Company(1)	4.91	600,000,000	-
	Weihai Power Company(1)	7.22	100,000,000	100,000,000
	Weihai Power Company(1)	7.22	300,000,000	300,000,000

Weihai Power Company(1)	7.22	600,000,000	600,000,000
Weihai Power Company(1)	7.22	400,000,000	400,000,000
Huaiyin II Power Company(1)	4.41	120,000,000	-
Huaiyin II Power Company(1)	5.32	2,000,000,000	2,000,000,000
Huaiyin II Power Company(1)	7.32	200,000,000	200,000,000
Taicang I Power Company(1)	7.22	400,000,000	200,000,000
Taicang II Power Company(1)	4.56	500,000,000	-
Taicang II Power Company(1)	7.22	420,000,000	420,000,000
Taicang II Power Company(1)	7.22	400,000,000	400,000,000
Taicang II Power Company(1)	4.80	400,000,000	-
Taicang II Power Company(1)	4.97	900,000,000	900,000,000
Qinbei Power Company(1)	7.22	400,000,000	400,000,000
Qinbei Power Company(1)	5.12	600,000,000	600,000,000
Yushe Power Company(1)	4.41	280,000,000	-
Yushe Power Company(1)	6.94	280,000,000	280,000,000
Yushe Power Company(1)	7.22	100,000,000	100,000,000
Yushe Power Company(1)	7.22	135,000,000	135,000,000
Yushe Power Company(1)	4.99	135,000,000	-
Xindian II Power Company(1)	6.23	20,000,000	-
Xindian II Power Company(1)	7.22	260,000,000	260,000,000
Xindian II Power Company(1)	7.22	20,000,000	20,000,000
Xindian II Power Company(1)	7.22	350,000,000	350,000,000
Xindian II Power Company(1)	7.22	50,000,000	50,000,000
Xindian II Power Company(1)	4.99	1,000,000,000	1,000,000,000
Pingliang Power Company(1)	4.30	400,000,000	-
Pingliang Power Company(1)	4.99	1,060,000,000	1,060,000,000
Jinling Power Company(1)	4.97	400,000,000	-
Shanghai Power Company(1)	7.22	500,000,000	58,000,000
Shanghai Power Company(1)	6.31	1,000,000,000	-
Shanghai Power Company(1)	6.31	550,000,000	-
Shanghai Power Company(1)	6.31	1,700,000,000	-
Shanghai Power Company(1)	5.31	500,000,000	-
Shanghai Power Company(1)	7.22	1,000,000,000	1,000,000,000
Shanghai Power Company(1)	7.22	2,250,000,000	2,250,000,000
Daditaihong(1)	5.68	88,000,000	-
Daditaihong(1)	5.99	105,000,000	-
Daditaihong(1)	4.41	200,000,000	-
Daditaihong(1)	7.22	200,000,000	200,000,000
Daditaihong(1)	5.56	110,000,000	-
Daditaihong(1)	6.31	110,000,000	110,000,000
Daditaihong(1)	7.22	228,000,000	228,000,000
Yueyang Power Company(1)	5.12	595,000,000	595,000,000
Yueyang Power Company(1)	5.12	505,000,000	505,000,000
Luohuang Power Company(1)	5.32	1,300,000,000	1,300,000,000
Beijing Power Company(1)	4.35	400,000,000	-
Beijing Power Company (1)	7.22	400,000,000	100,000,000

Yangliuqing Power Company (1)	4.99	100,000,000	-
Yangliuqing Power Company (1)	5.31	850,000,000	-
Yangliuqing Power Company (1)	7.22	300,000,000	50,000,000
Yangliuqing Power Company (1)	7.22	100,000,000	100,000,000
Yingkou Co-generation (1)	5.20	700,000,000	700,000,000
Yingkou Co-generation (1)	3.72	700,000,000	700,000,000
Xiangqi Hydropower Company(1)	4.35	50,000,000	-
Xiangqi Hydropower Company(1)	7.22	200,000,000	200,000,000
Xiangqi Hydropower Company(1)	7.22	5,000,000	5,000,000
Zuoquan Power Company(1)	6.94	240,000,000	-
Zuoquan Power Company(1)	7.22	240,000,000	240,000,000
Zuoquan Power Company(1)	5.99	380,000,000	-
Zuoquan Power Company(1)	7.22	380,000,000	380,000,000
Zuoquan Power Company(1)	6.23	592,000,000	-
Zuoquan Power Company(1)	7.22	600,000,000	600,000,000
Zuoquan Power Company(1)	6.23	35,000,000	35,000,000
Zuoquan Power Company(1)	7.22	200,000,000	200,000,000
Zuoquan Power Company(1)	7.22	700,000,000	700,000,000
Zuoquan Power Company(1)	7.22	500,000,000	500,000,000
Kangbao Wind Power(1)	7.22	18,900,000	18,900,000
Wafangdian Wind Power(1)	5.76	100,000,000	-
Wafangdian Wind Power (1)	7.22	100,000,000	100,000,000
Zhanhua Co-generation(1)	7.22	750,000,000	750,000,000
Zhanhua Co-generation(1)	7.22	300,000,000	300,000,000
Zhanhua Co-generation(1)	7.22	200,000,000	200,000,000
Hualu Sea Transportation(1)	6.23	35,000,000	35,000,000
Luoyuanwan Harbour(1)	7.22	780,000,000	780,000,000
Diandong Energy(1)	7.22	200,000,000	200,000,000
Suzihe Hydropower(1)	7.22	100,000,000	100,000,000
_______________

Note:

(1)	These entities are subsidiaries of the Company.

Lease Agreement

Pursuant to a leasing agreement and a supplemental agreement entered into by Beijing Huaneng Mansion Construction and Management Co., Ltd. (“Huaneng Construction”) and us on April 1, 2010 and July 1, 2011, respectively, Huaneng Construction agreed to lease the designated offices of Huaneng Mansion with a total area of 30,671.70 square meters to us for one year, and the annual rent is RMB89.56 million. The leasing agreement was effective from April 1, 2010.

Acquisition of Shanghai Time Shipping Co., Ltd.

In 2010, we acquired from Huaneng Energy & Communications Holdings Co., Ltd. (“HEC”) its 50% equity interest in Shanghai Time Shipping Co., Ltd. (“Time Shipping”) for a consideration of RMB1.058 billion. As part of the transaction, we agreed to assume the loan guarantees in an aggregate amount of not exceeding US$43 million previously provided by HEC to Time Shipping. On March 21, 2012, we entered into a performance guarantee with relevant banks. The term of the guarantee shall be two years commencing from the due date for payment of the relevant loans.

Transactions with Huaneng Group

On December 30, 2010, we entered into the Framework Agreement with Huaneng Group, our ultimate controlling shareholder, for a term commencing on January 1, 2011 expiring on December 31, 2011. Pursuant to the Huaneng Group Framework Agreement, we will conduct the following transactions with Huaneng Group and its subsidiaries and associates: (i) purchase of ancillary equipment and parts; (ii) purchase of coal and transportation services; (iii) sale of products; (iv) leasing of facilities, land and office spaces; (v) technical services, engineering contracting services and other services; (vi) provision of entrusted sale services and (vii) trust loans and entrusted loan. On January 5, 2012, we renewed the Huaneng Group Framework Agreement with Huaneng Group, for a term commencing on January 1, 2012 and expiring on December 31, 2012.

Transactions with Huaneng Finance

On October 21, 2008, we entered into the Huaneng Finance Framework Agreement with Huaneng Finance, a subsidiary of Huaneng Group, for a term commencing on January 1, 2009 and expiring on December 31, 2011. Pursuant to the Huaneng Finance Framework Agreement, we will enter into the following transactions with Huaneng Finance: (i) placing cash deposits by us with Huaneng Finance; (ii) provision of discounting services by Huaneng Finance to us; and (iii) provision of loan advancement by Huaneng Finance to us. Such transactions will be conducted on an on-going basis and will constitute continuing connected transactions under the Hong Kong Listing Rules. During the period from 2009 to 2011, the maximum outstanding balance of the deposits to be placed with Huaneng Finance under the Huaneng Finance Framework Agreement, on a daily basis, will not exceed RMB 6 billion. As of December 31, 2011, we placed with Huaneng Finance current deposits of approximately RMB2,272.80 million, which bore interest rates ranging from 0.36% to 1.49% per annum.

On August 9, 2011, we entered into a capital increase agreement with Huaneng Finance, pursuant to which we and all the other existing shareholders of Huaneng Finance would subscribe for the newly increased registered capital of Huaneng Finance in cash proportionate to their respective shareholdings. We subscribed for our own part of the newly increased registered capital of Huaneng Finance for a consideration of RMB600 million. The equity interest held by us in Huaneng Finance remains unchanged, representing 20% of the equity interests of Huaneng Finance. The subscription consideration was funded by our self-raised funds and the subscription price was determined on arm’s length terms.

Transactions with Huaneng Jilin Power and Huaneng Group

On June 29, 2011, we entered into an equity transfer agreement relating to the transfer of Huaneng Jilin Biological Power Generation Limited Company (“Jilin Biological”) with Huaneng Jilin Power Generation Co., Ltd. (“Huaneng Jilin Power”) and Huaneng Group, pursuant to which we agreed to transfer the entire equity interest in Jilin Biological with an aggregate consideration of RMB106,303,200.

Transactions with Huaneng Group, GreenGen and Tianjin Jinneng

On October 25, 2011, we entered into a capital increase agreement with Huaneng Group, GreenGen Co., Ltd. (“GreenGen”) and Tianjin Jinneng Investment Company (“Tianjin Jinneng”), pursuant to which our company would make a capital contribution of RMB264 million and Huaneng Group would make a capital contribution of RMB70 million to the registered capital of Coal Gasification Co, which was jointly funded by GreenGen and Tianjin Jinneng immediately prior to the capital increase. We hold 35.97% of the equity interests of Coal Gasification Co after the completion of the capital increase. The subscription price was determined on arm’s length terms and the subscription consideration was funded by our self-raised funds.

Transactions with Jiangsu Guoxin

On January 5, 2012, we entered into a framework agreement with Jiangsu Province Guoxin Asset Management Group Company Limited (“Jiangsu Guoxin”) for a term commencing on January 1, 2012 and expiring on December 31, 2012, pursuant to which our company and its subsidiaries will provide entrusted sale services to Jiangsu Guoxin.

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

Coal purchases

In 2011, we paid RMB404.26 million, RMB676.18 million, RMB2,119.43 million, RMB2,364.52 million and RMB694.24 million, respectively, to Huaneng Energy & Communications Holdings Co., Ltd. (“HEC”) and its subsidiaries, Hulunbeier Energy Company Ltd. (“Hulunbeier Energy”), Rizhao Power Company, Gansu Huating Coal Power Co., Ltd. and other related parties of Huaneng Group for coal purchase. For a detailed discussion of related party transactions, see Note 34 to the Financial Statements.

C.           Interests of experts and counsel

Not applicable.

ITEM 8  Financial Information

A.           Consolidated statements and other financial information

See pages F-1 to F-92.

Legal proceedings

Other than that disclosed under “Item 5 Operating and Financial Review and Prospects – G. Guarantees and pledges on loans and restricted assets”, we are not a defendant in any material litigation or arbitration and no litigation or claim of material importance is known to us or any member of the Board of Directors of us to be pending or threatened against us.

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

For holders of our H shares, cash dividend payments, if any, shall be declared by our Board of Directors in Renminbi and paid in HK Dollars.  The depositary will convert the HK Dollar dividend payments and distribute them to holders of ADSs in U.S. Dollars, less expenses of conversion.

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

Our board has proposed a cash dividend of RMB0.05 per ordinary share (tax inclusive) for the year ended December 31, 2011, which is equivalent to RMB2 per ADS. The total dividend to be paid amounted to approximately RMB703 million.

B.           Significant changes

The Company issued unsecured non-public debt financing instrument amounting to RMB5 billion bearing annual interest rate of 5.24% on January 5, 2012. Such debt financing instrument is denominated in RMB and issued at face value with maturity period of 3 years.

ITEM 9  The Offer and Listing

A.           Offer and listing details and markets

The Company’s ADSs have been listed on the New York Stock Exchange since October 6, 1994. The table below sets forth, for the periods indicated, the high and low closing prices of the ADSs on the New York Stock Exchange.

		Closing Price Per ADS
		High	Low
		(US$)	(US$)

2007		57.12	33.19
2008		42.15	16.57
2009		34.43	21.60
2010		25.68	20.77
2011		23.87	15.67

2010	First Quarter	24.55	21.98
	Second Quarter	24.00	20.77

		Closing Price Per ADS
		High	Low
		(US$)	(US$)
	Third Quarter	25.68	23.02
	Fourth Quarter	25.54	21.21

2011	First Quarter	23.51	21.41
	Second Quarter	23.87	20.74
	Third Quarter	21.40	15.67
	Fourth Quarter	21.37	15.83

2011	October	18.75	15.83
	November	21.28	17.64
	December	21.37	19.28

2012	January	24.06	21.02
	February	26.28	24.48
	March	25.89	21.92
_______________

Source: Reuters

Each ADS represents 40 H shares. As of March 31, 2012, there were 153 registered holders of American Depositary Receipts evidencing ADS.

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

		Closing Price Per H shares
		High	Low
		(HK$)	(HK$)

2007		10.8	6.51
2008		8.22	2.96
2009		6.71	4.19
2010		5.04	4.10
2011		4.65	3.02

2010	First Quarter	4.77	4.29
	Second Quarter	4.67	4.10
	Third Quarter	5.04	4.48
	Fourth Quarter	4.97	4.10

2011	First Quarter	4.55	4.14
	Second Quarter	4.65	4.03
	Third Quarter	4.15	3.12
	Fourth Quarter	4.20	3.02

2011	October	3.59	3.02
	November	4.20	3.41
	December	4.16	3.76

2012	January	4.71	4.13
	February	5.11	4.72
	March	5.03	4.22
_______________

Source: Reuters

As of March 31, 2012, there were 756 registered holders of H Shares.

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

The allocation to the statutory surplus reserve fund is 10% of our net income determined in accordance with the PRC accounting rules. Where the accumulated statutory surplus reserve fund has reached 50% or more of our registered capital, no allocation is needed.

The Articles of Association require that cash dividends and other distribution with respect of H Shares be declared in Renminbi and paid by the Company in U.S. dollars or Hong Kong dollar in terms of the H Shares listed on the Hong Kong Stock Exchange. The Articles of Association further stipulate that for dividends and other distributions paid in currencies other than Renminbi, we shall use an exchange rate equal to the median closing exchange rate of Renminbi for such currencies announced by PBOC for two working days in the week preceding the date on which such dividends or other distributions are declared.

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

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. Renminbi appreciated by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, Renminbi has been appreciated slowly against the U.S. dollar again. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. There remains significant international pressure on the PRC government to further liberalize its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar. However, there is no assurance that there will not be a devaluation of Renminbi in the future. If there is such a devaluation, our debt servicing cost will increase and the return to our overseas investors may decrease.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated:

		Noon Buying Rate
	Period	End	Average(1)	High	Low
		(RMB per US$1.00)
	2006	7.8041	7.9579	8.0702	7.8041
	2007	7.2946	7.6052	8.0300	7.7232
	2008	6.8225	6.8193	7.2946	6.7800
	2009	6.8259	6.8298	6.8395	6.8180
	2010	6.6000	6.7696	6.8330	6.6000
	2011	6.2939	6.4475	6.6364	6.2939
	October	6.3547	6.3710	6.3825	6.3534
	November	6.3765	6.3564	6.3839	6.3400
	December	6.2939	6.3482	6.3733	6.2939
2012	January	6.3080	6.3171	6.3330	6.2940
	February	6.2935	6.2997	6.3120	6.2935
	March	6.2975	6.3125	6.3315	6.2975
	April (through April 13, 2012)	6.3022	6.3048	6.3123	6.2975

_______________

Source:
For periods prior to December 31, 2008, the noon buying rates of the Federal Reserve Bank of New York; for periods subsequent toDecember 31, 2008, Federal Reserve Statistical Release, Board of Governors of the Federal Reserve System.

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

PRC tax considerations

Tax on dividends

Individual investors

According to the current PRC tax regulations, dividends paid by PRC companies to individual investors are ordinarily subject to a PRC withholding tax levied at a flat rate of 20%. For a foreign individual who has no domicile or does not stay in the territory of China or who has no domicile but has stayed in the territory of China for less than one year, the receipt of dividend from a company in China is normally subject to a withholding tax of 20% unless reduced or exempted by applicable tax treaties.

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

Capital gains tax on sales of shares

In accordance with the New Enterprise Income Tax Law, capital gains realized by foreign enterprises which are non-resident enterprises in China upon the sale of overseas shares are generally subject to a PRC withholding tax levied at a rate of 10%, unless exempted or reduced pursuant to an applicable double-taxation treaty or other exemptions. The capital gains realized by resident enterprises, including enterprises established under the laws of non-PRC jurisdictions but whose “de facto management body” is located in the PRC, upon the sales of oversea shares are subject to the PRC corporate income tax.

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

United States federal income tax considerations

The following is a summary of United States federal income tax considerations that are anticipated to be material to U.S. Holders (as defined below) relating to the acquisition, ownership and disposition of our H shares or ADSs. This summary is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income taxation which may be important to particular investors in light of their individual investment circumstances, such as investors subject to special tax rules including: financial institutions, insurance companies, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, tax-exempt organizations (including private foundations), non-U.S. Holders, investors who own (directly, indirectly, or constructively) 10% or more of the voting power or value of our stock, investors that hold H shares or ADSs as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or U.S. Holders that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below.  In addition, this summary does not discuss any state, local, non-United States, or alternative minimum tax considerations.  This summary only addresses investors that hold their H shares or ADSs as “capital assets”

(generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). U.S. Holders should consult their tax advisors regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in H shares or ADSs.

For purposes of this summary, a U.S. Holder is a beneficial owner of H shares or ADSs that is, for United States federal income tax purposes,:

•	an individual who is a citizen or resident of the United States;

•	a corporation created in or organized under the laws of, the United States or any State thereof or the District of Columbia;

•	an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source; or

•
a trust (a) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (b) a trust that has otherwise elected to be treated as a United States person under the Code.

If a partnership (including any entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of H shares or ADSs, the tax treatment of a partner in such partnership will depend upon the status of the partner and the activities of the partnership. Partners in a partnership holding our H shares or ADSs should consult their tax advisors regarding the United States federal income tax consequences applicable to them of an investment in H shares or ADSs.

For United States federal income tax purposes, U.S. Holders of ADSs will be treated as the beneficial owners of the underlying H shares represented by the ADSs. Accordingly, deposits or withdrawals of H shares for ADSs will not be subject to United States federal income tax. A U.S. Holder’s tax basis in withdrawn H shares will be the same as the tax basis in the ADSs surrendered therefor, and the holding period of withdrawn H shares will include the period during which the holder held the surrendered ADSs.

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be a “passive foreign investment company” (a “PFIC”), for United States federal income tax purposes for any taxable year, if either (a) 75% or more of its gross income for such year consists of certain types of “passive” income or (b) 50% or more of its average quarterly assets as determined on the basis of fair market value during such year produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s unbooked intangibles associated with active business activities may generally be classified as active assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

We do not believe that we were classified as a PFIC for the taxable year ending 2011 and we do not expect to be classified as a PFIC for the current taxable year ending 2012. The determination of whether we will be or become a PFIC will depend, in part, upon the composition of our income and our assets (which are subject to change from year to year) and the value of our H shares or ADSs (of which we cannot control). Although we do not expect that our business plans will change in a manner that will affect our PFIC status, no assurance can be  given in this regard. Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we will not be classified as a PFIC for any taxable year.

The discussion below under “Dividends” and “Sale or Other Disposition” of H shares or ADSs assumes that we will not be classified as a PFIC for United States federal income tax purposes. See the discussion below under the heading “Passive Foreign Investment Company Rules” for a brief summary of the PFIC rules.

Dividends

The gross amount of any cash distributions (including the amount of any tax withheld) paid on our H shares or ADSs out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will be subject to tax as dividend income on the day actually or constructively received by a U.S. Holder, in the case of H shares, or by the depositary bank, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be reported as a “dividend” for United States federal income tax purposes.  For taxable years beginning before January 1, 2013, a non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that the holding period requirement is met.

A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. There is currently a tax treaty in effect between the United States and the People’s Republic of China (the “U.S.-PRC Treaty”) which the Secretary of Treasury of the United States determined is satisfactory for these purposes and we believe that we are eligible for the benefits of such treaty. Additionally, our ADSs trade on the New York Stock Exchange, an established securities market in the United States. Although we presently believe that we are a qualified foreign corporation for purposes of the reduced tax rate, no assurance can be given that we will continue to be treated as a qualified foreign corporation in the future. U.S. Holders should consult their tax advisors regarding the availability of the reduced tax rate on dividends under their particular circumstances. Dividends received on H shares or ADSs will not be eligible for the dividends received deduction allowed to corporations.

Dividends paid in non-United States currency will be includible in income in a United States dollar amount based on the exchange rate prevailing at the time of receipt of such dividends by the depositary, in the case of ADSs, or by the U.S. Holder, in the case of H shares held directly by such U.S. Holder, regardless of whether the non-United States currency is actually converted into United States dollars at that time. Gain or loss, if any, recognized on a subsequent sale, conversion or other disposition of the non-United States currency will generally be United States source income or loss.

Dividends received on H shares or ADSs will be treated, for United States foreign tax credit purposes, as foreign source income. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any non-United States withholding taxes imposed on dividends received on H shares or ADSs. U.S. Holders who do not elect to claim a foreign tax credit for foreign income tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which the U.S. Holder elects to do so for all creditable foreign income taxes. U.S. Holders should consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of H shares or ADSs

A U.S. Holder will recognize capital gain or loss upon the sale or other disposition of H shares or ADSs in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such H shares or ADSs. Any capital gain or loss will be long-term if the H shares or ADSs have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. A U.S. Holder that is eligible for the benefits of the U.S.- PRC Treaty may elect to treat the gain as non-United States source gain or loss.  The deductibility of a capital loss may be subject to limitations.

U.S. Holders that receive currency other than the United States dollar upon the sale or other disposition of H shares will realize an amount equal to the United States dollar value of the non-United States currency on the date of such sale or other disposition, or if the shares are traded on an established securities market, in the case of cash basis and electing accrual basis taxpayers, the settlement date. U.S. Holders will recognize currency gain or loss if the United States dollar value of the currency received on the settlement date differs from the amount realized. U.S. Holders will have a tax basis in the currency received equal to the United States dollar amount at the spot rate on the settlement date. Generally, any gain or loss realized by U.S. Holders on a subsequent conversion or disposition of such currency will be United States source ordinary income or loss.

Passive Foreign Investment Company Rules

If we were to be classified as a PFIC in any taxable year, a special tax regime will apply to both (a) any “excess distribution” by us to a U.S. Holder (generally, the U.S. Holder’s ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by such U.S. Holder in the shorter of the three preceding years or the U.S. Holder’s holding period for our H shares or ADSs) and (b) any gain realized on the sale or other disposition of the H shares or ADSs. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over the U.S. Holder’s holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. Holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividends made to a U.S.

Holder will not qualify for the lower rates of taxation applicable to long-term capital gains discussed above under “Dividends”.

The above results may be eliminated if a “mark-to-market” election is available and a U.S. Holder validly makes such an election. If the election is made, such holder generally will be required to take into account the difference, if any, between the fair market value and its adjusted tax basis in H shares or ADSs at the end of each taxable year as ordinary income or ordinary loss (to the extent of any net mark-to-market gain previously included in income). In addition, any gain from a sale or other disposition of H shares or ADSs will be treated as ordinary income, and any loss will be treated as ordinary loss (to the extent of any net mark-to-market gain previously included in income).

Backup Withholding  and Information Reporting

Certain U.S. Holders who are individuals are required to report information relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000, subject to certain exceptions (including an exception for ordinary shares held in custodial accounts maintained with a United States financial institution). A U.S. Holder who fails to timely furnish the required information may be subject to a penalty. In addition, information reporting generally will apply to dividends on and proceeds from the sale or other disposition of our H shares or ADSs. Dividend payments with respect to our H shares or ADSs and proceeds from the sale or other disposition of our H shares or ADSs are not generally subject to U.S. backup withholding (provided that certain certification requirements are satisfied). U.S. Holders are advised to consult with their tax advisors regarding the application of the United States information reporting and backup withholding rules.

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

Equity price risk

The Company and its subsidiaries are exposed to equity security risk because of investments held by the Company and its subsidiaries and classified on the balance sheets as available-for-sale and trading securities.

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

As at 31 December 2011, the Company and its subsidiaries are also exposed to equity security price risk arising from the investments classified as financial assets at fair value through profit or loss. These securities are listed in Hong Kong. To manage the risk, the Company and its subsidiaries closely monitors the market prices of these securities.

Foreign exchange rate risk

A portion of our Renminbi revenues are converted into other currencies to (i) repay our debts denominated in currencies other than RMB, and (ii) pay for imported equipment.

The exchange rate of Renminbi to foreign currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. Renminbi appreciated by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, Renminbi has appreciated slowly against the U.S. dollar again. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.There remains significant international pressure on the PRC government to further liberalize its currency policy. We cannot assure you that any future movements in the exchange rate of the Renminbi against the U.S. dollar and other currencies will not adversely affect our results of operations and financial conditions.

SinoSing Power and its subsidiaries exposed to foreign exchange risk on fuel purchase that is denominated primarily in U.S. dollars. They use forward exchange contracts to hedge almost all of its estimated foreign exchange exposure in respect of forecast fuel purchases over the following three months. The Company and its subsidiaries classify its forward foreign currency contracts as cash flow hedges.

The following table provides information, by maturity date, regarding our foreign currency sensitive financial instruments, which consist of bank balances and cash, short-term and long-term debt obligations, capital commitments and forward exchange contracts as of December 31, 2011 and average interest rates for the year ended December 31, 2011.

(RMB expressed in millions, except interest rate and exchange rate)
	As of December 31, 2011
	Expected Maturity Date						Total recorded value	Fair value
	2012	2013	2014	2015	2016	Thereafter
On-balance sheet financial instruments
Bank balances and cash:
In U.S. Dollar	694	-	-	-	-	-	694	694
In Japanese Yen	0.25	-	-	-	-	-	0.25	0.25
In Hong Kong Dollar	0.001	-	-	-	-	-	0.001	0.001

Debts
Fixed rate bank loans (U.S. Dollar)	146	33	33	16	-	-	228	239
Average interest rate	6.360%	6.360%	6.360%	6.360%	-	-

Fixed rate bank loans (Euro)	76	76	76	76	76	321	701	654
Average interest rate	2.083%	2.085%	2.089%	2.093%	2.100%	2.111%

Variable rate bank and other loans (U.S. Dollar)	437	437	437	417	402	2,549	4,679	4,679
Average interest rate	1.757%	1.766%	1.778%	1.785%	1.788%	1.788%

Capital commitments (U.S. Dollar)	2	-	-	-	-	-	2	2
Gas purchase commitments (U.S. Dollar)	7,380	7,380	778	-	-	-	15,538	15,538
Forward exchange contracts (Receive US$/Pay S$)
Contract amount	4,021	410	25	-	-	-	4,456	54
Average Contractual Exchange Rate	1.29	1.26	1.24	N/A	N/A	N/A	N/A	N/A
_______________

Note:

(1)	The interest rates for variable rate bank and other loans are calculated based on the individual year beginning indices.

The outstanding balance of the Company’s loans denominated in foreign currencies has changed continually as a result of repayments of the loans by the Company according to agreed-upon repayment schedules. The loans denominated in U.S. dollar decreased from RMB6.24 billion as of December 31, 2010 to RMB4.91 billion as of December 31, 2011. The loans denominated in JPY decreased from RMB9.67 million as of December 31, 2010 to nil as of December 31, 2011. The loans denominated in Euro decreased from RMB839 million as of December 31, 2010 to RMB701 million as of December 31, 2011.

Interest rate risk

We are exposed to interest rate risk primarily resulting from fluctuations in interest rates on our debts. Upward fluctuations in interest rates increase the cost of new variable rate debts and the interest cost of outstanding floating rate borrowings.

At present, the interest rate of the Company’s loans denominated in RMB is subject to the change on the benchmark interest rate published and adjusted by the People’s Bank of China. Different interest rate level corresponds to loans with different term. New loan contracts entered hereafter will be subject to current benchmark interest rate. A portion of the Company’s loans denominated in foreign currency are fixed rate loans, which are not subject to the changes in market interest rate.  Due to the loan borrowed in relation to the acquisition of SinoSing Power, the portion of the loans denominated in foreign currency with floating interest rate increased, which subjects the finance cost of the Company to the fluctuation of market interest rate.  In 2009, the Company entered into a floating-to-fixed interest rate swap agreement to hedge against cash flow interest rate risk of part of the loan. According to the interest rate swap agreement, the Company agrees with the counterparty to settle the difference between fixed contract rates and floating-rate interest amounts calculated by reference to the agreed notional amounts quarterly until 2019. The notional amount of the outstanding interest rate swap at December 31, 2011 was US$368 million.

In 2009, Tuas Power completed its refinancing, through which all of its outstanding loans denominated in U.S. dollar were refinanced through loans denominated in Singapore dollars, matching the functional currency of its operation. The loans borrowed by Tuas Power are denominated in Singapore dollars, and the majority of them are with floating interest rate, which subjects the finance cost of the Company to the fluctuation of market interest rate. In 2010 and 2011, Tuas Power Generation Pte Ltd. (“TPG”) also entered into a number of floating-to-fixed interest rate swap agreements to hedge against cash flow interest rate risk of a loan. According to these interest rate swap agreements, TPG agrees with the counterparty to settle the difference between fixed contract rates and floating-rate interest amounts calculated by reference to the agreed notional amount semi-annually until 2020. The notional amount of the outstanding interest rate swap at December 31, 2011 was S$1,564 million.

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

(RMB expressed in millions, except interest rate)
	As of December 31, 2011
	Expected Maturity Date						Total recorded value	Fair value
	2012	2013	2014	2015	2016	Thereafter
Debts
Fixed rate shareholder’s, bank and other loans	57,313	9,874	14,731	3,582	4,662	28,480	118,642	118,327
Average interest rate	5.970%	5.098%	4.258%	5.383%	5.093%	5.920%

Variable rate bank and other loans	807	827	827	807	791	15,263	19,322	19,322
Average interest rate	2.066%	2.074%	2.082%	2.090%	2.096%	2.103%

Short-term bonds	10,262	-	-	-	-	-	10,262	10,262
Average interest rate	5.432%	-	-	-	-	-

Long-term bonds	996	-	5,655	-	4,987	7,213	18,851	18,948
Average interest rate	5.526%	5.492%	5.492%	5.874%	5.874%	5.758%

Interest Rate Derivatives (US$)
Variable to Fixed	202	202	202	202	202	1,309	2,319	202
Average receive rate	1.751%	1.740%	1.971%	2.461%	3.054%	3.897%
Average pay rate	4.400%	4.400%	4.400%	4.400%	4.400%	4.400%

Interest Rate Derivatives (S$)
Variable to Fixed	200	200	200	200	200	6,630	7,630	365
Average receive rate	0.221%	0.553%	1.043%	1.631%	2.129%	2.311%
Average pay rate	2.452%	2.452%	2.452%	2.452%	2.452%	2.452%
_______________

Note:

(1)	The interest rates for variable rate bank and other loans are calculated based on the individual year begining indices.

As of December 31, 2011, the Company’s floating rate loans denominated in foreign currency amounted to RMB 4,679 million, accounting for approximately 83.43% of the total foreign loans, most of which was denominated in U.S. dollars, and the average credit spread is 97 bps. In addition, SinoSing Power’s loans denominated in Singapore dollar are floating rate loans and amounted to RMB14,643 million as of December 31,

2011. The interest rates of the loans denominated in U.S. dollar and Singapore dollar are relatively low at the current market condition and there would be no drastic fluctuation within the foreseeable period, thus it would not cause any material adverse effect on the finance cost of the Company. The Company has paid special attention to the trend of international interest rate market by keeping up with the market conditions and predicting the future trend, and has made efforts to explore the feasibility of risk management by application of derivative financial instruments.  The Company expects to implement the relevant plan according to its internal approval procedures and use interest rate swap and other derivative financial instruments to control its interest rate risk upon appropriate time.

Commodity price risk

We are exposed to fuel price risk on fuel purchases. SinoSing Power and its subsidiaries use fuel oil swap to hedge against such risk. The table below provides information about the fuel swap contracts that are sensitive to changes in fuel prices, including contract volumes, the weighted average contract prices, and the total contract amount by expected maturity dates.

	As of December 31, 2011
	Expected Maturity Date						Total recorded value	Fair value
	2012	2013	2014	2015	2016	Thereafter
Fuel swap contracts
Contract Volumes (MT)	616,905	107,990	6,700	-	-	-	731,595	N/A
Weighted Average Price (US$/MT)	616.55	612.04	615.90	N/A	N/A	N/A	N/A	N/A
Contract Amount (RMB ‘million)	2,406	418	26	-	-	-	2,850	64

For other detailed information of the market risk, please refer to the Note 3(a) to the “Financial Statements”.

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

Depositary Payments for the Year 2011

In 2011, we received the payment of US$126,798.30 (inclusive of withholding tax) from the Bank of New York Mellon, the Depositary for our ADR program, for the reimbursement of our expenses related to investors’ relation activities, respectively.

PART II

ITEM 13	Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

ITEM 15	Controls and Procedures

Disclosure Controls and Procedures

Our management, with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of December 31, 2011 (the “Evaluation Date”), the end of the fiscal year covered by this annual report. Based on this evaluation, our principal executive officer and principal financial officer have concluded that, as of the Evaluation Date, our disclosure controls and procedures were effective.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in the Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our chairman of the board, or principal executive officer, and chief accountant, or principal financial officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting based upon the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this annual report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2011 at providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The effectiveness of the Company’s internal control over financial reporting as of December 31, 2011 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report which appears herein.

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

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2011, there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16	Reserved

ITEM 16A	Audit Committee Financial Expert

The Board of Directors has determined that Mr. Wu Liansheng and Mr. Qi Yudong qualify as Audit Committee Financial Experts in accordance with the terms of Item 16A of Form 20-F.  Mr. Wu Liansheng and Mr. Qi Yudong were respectively appointed as our independent non-executive directors on May 17, 2011.  See “Item 6 Directors, Senior Management and Employees — A. Directors, members of the supervisory committee and senior management”.

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

PricewaterhouseCoopers has served as our independent registered public accounting firm for each of the fiscal years in the two-year period ended December 31, 2011, for which audited consolidated financial statements appear in this annual report on Form 20-F.

The following table shows information about fees payable by us to PricewaterhouseCoopers:

	For the year ended December 31,
(RMB million)	2011	2010

Audit fees	25.2	23.4
Audit-related fees	1.0	3.7
Tax fees	-	-
All other fees	-	-
Total	26.2	27.1

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

Audit-related Services include those other assurances and related services provided by auditors, but not restricted to those that can only reasonably be provided by the external auditors signing the auditors’ report, that are reasonably related to the performance of the audit or review of the Company’s financial statements such as acquisition due diligence, consultations concerning financial accounting and reporting standards. The decrease of audit-related fees was mainly due to the decrease of the service fees related to the acquisitions in 2011.

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

For 2010 and 2011, all of the services provided by PricewaterhouseCoopers were pre-approved by the Audit Committee.

ITEM 16D	Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

ITEM 16F	Change in Registrant’s Certifying Accountant

On March 20, 2012, our board of directors resolved to propose change in our independent registered public accounting firm, PricewaterhouseCoopers, after the completion of the audit of the December 31, 2011 consolidated financial statements, which refers to the close of our forthcoming 2011 annual general meeting.  The proposed change of auditor was a commercial decision.

The reports of PricewaterhouseCoopers on our consolidated financial statements for the past two fiscal years contain no adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the two most recent fiscal years and through April 19, 2012, there have been no disagreements with PricewaterhouseCoopers on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of PricewaterhouseCoopers, would have caused it to make reference thereto in their report on the consolidated financial statements for such years.

During the two most recent fiscal years and through April 19, 2012, there have been no “reportable events” (hereinafter defined) requiring disclosure pursuant to Item 16F(a)(1)(v) of Form 20-F. As used herein, the term “reportable event” means any of the items listed in paragraphs (a)(1)(v)(A)-(D) of Item 16F of Form 20-F.

We provided a copy of this disclosure to PricewaterhouseCoopers and requested that PricewaterhouseCoopers furnish a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. A copy of the letter from PricewaterhouseCoopers addressed to the SEC, dated April 19, 2012, is filed as Exhibit 15.1.

On March 20, 2012, our board of directors resolved, as recommended by our audit committee, to propose to appoint KPMG as our independent registered public accounting firm, which is subject to the approval of shareholders at our forthcoming 2011 annual general meeting. During the two most recent fiscal years and through April 19, 2012, neither we nor anyone on our behalf consulted KPMG regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the registrant’s financial statements, or (ii) any matter that was either the subject of a “disagreement” (as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16-F of Form 20-F) with KPMG or a “reportable event” (as described in Item 16F(a)(1)(v) of Form 20-F).  Also, during the two most recent fiscal years and through April 19, 2012, we have not obtained any written report or oral advice that KPMG concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue.

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

The compensation committee must have a written charter that addresses, at least, the following purposes and responsibilities:
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

(1)
review and approve the corporate goals associated with CEO’s compensation, evaluate the performance of the CEO in fulfilling these goals, and, either as a committee or together with the other independent directors (as directed by the board) based on such evaluation, determine and approve the CEO’s compensation level;

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

The audit committee must have a written charter that specifies the purpose of the audit committee is, at minimum, to assist the board oversight of the integrity of financial statements, the company’s compliance with legal and regulatory requirements, qualifications and independence of independent auditors and the performance of the listed company’s internal audit function and independent auditors.

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

The written charter must also specify the duties and responsibilities of the audit committee, which, at a minimum, must include those set out in Rule 10A-3(b)(2), (3), (4) and (5) of the Exchange Act, as well as other duties and responsibilities such as to obtain and review a report by the independent auditor at least annually, meet to review and discuss the listed company’s annual audited financial statements and quarterly financial statements with management and independent auditor.

Each listed company must have an internal audit department.	China has a similar regulatory provision, and the Company has an internal audit department.

Shareholder approval of equity compensation plan
Shareholders must be given the opportunity to vote on equity-compensation plans and material revisions thereto, except for, among others, plans that are made available to shareholders generally, such as typical dividend reinvestment plan, certain awards and plans in the context of mergers and acquisitions.

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

Code of ethics for directors, officers and employees
Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. Each code of business conduct and ethics must require that any waiver of the code for executive officers or directors may be made only by the board or a board committee.

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
No similar requirements.

ITEM 16H	Mine Safety Disclosure

Not applicable.

ITEM 17	Financial Statements

Not applicable.

ITEM 18	Financial Statements

See page F-1 through F-92 following Item 19.

ITEM 19	Exhibits

1.1	Articles of Association amended and adopted by the Shareholders’ meeting on May 17, 2011.

3.1
Shareholders’ Agreement dated May 31, 1994, incorporated by reference to Exhibit 9.1 of our Registration Statement on Form F-1, filed with the SEC on August 24, 1994.  Amendment to Shareholders’ Agreement dated May 12, 2006, incorporated by reference to Exhibit 3.1 of our annual report on Form 20-F for the year ended December 31, 2006, filed with the SEC on April 16, 2007.

8	A list of subsidiaries.

12.1	Certifications of Principal Executive Officer pursuant to Rule 13a-14(a) promulgated under the U.S. Securities Exchange Act of 1934.

12.2	Certifications of Principal Financial Officer pursuant to Rule 13a-14(a) promulgated under the U.S. Securities Exchange Act of 1934.

13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Letter form PricewaterhouseCoopers regarding Item 16F of this annual report.

THIS PAGE IS INTENTIONALLY LEFT BLANK

Report of Independent Registered Public Accounting Firm

To the shareholders of Huaneng Power International, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Huaneng Power International, Inc. (the “Company”) and its subsidiaries at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting under Item 15 appearing on page 91 of the Annual Report on Form 20-F-2011. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

By: /s/ PricewaterhouseCoopers

PricewaterhouseCoopers
Hong Kong
March 20, 2012

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB or US$, except per share data)

		For the year ended December 31,
	Note	2011		2010	2009
		RMB	US$	RMB	RMB
Operating revenue	5	133,420,769	21,174,875	104,318,120	76,862,896
Tax and levies on operations		(484,019)	(76,817)	(147,641)	(151,912)
Operating expenses
Fuel		(90,546,192)	(14,370,359)	(67,891,547)	(44,861,375)
Maintenance		(2,528,850)	(401,347)	(2,302,018)	(2,035,297)
Depreciation		(11,866,705)	(1,883,335)	(10,447,021)	(8,572,103)
Labor		(4,621,667)	(733,493)	(4,067,420)	(3,595,340)
Service fees on transmission and transformer facilities of HIPDC	34	(140,771)	(22,341)	(140,771)	(140,771)
Purchase of electricity		(8,613,264)	(1,366,989)	(5,557,219)	(3,639,440)
Others	6	(5,871,699)	(931,884)	(5,135,492)	(4,692,955)
Total operating expenses		(124,189,148)	(19,709,748)	(95,541,488)	(67,537,281)
Profit from operations		8,747,602	1,388,310	8,628,991	9,173,703
Interest income		166,183	26,374	89,026	60,397
Financial expenses, net
Interest expense		(7,736,186)	(1,227,791)	(5,282,549)	(4,260,400)
Exchange gain and bank charges, net		76,474	12,137	87,964	(48,925)
Total financial expense, net		(7,659,712)	(1,215,654)	(5,194,585)	(4,309,325)
Share of profits of associates / jointly controlled entities	8	703,561	111,660	568,794	756,164
(Loss) / Gain on fair value changes		(727)	(115)	11,851	(33,638)
Other investment income		93,460	14,833	60,013	56,675
Profit before income tax expense	6	2,050,367	325,408	4,164,090	5,703,976
Income tax expense	31	(868,927)	(137,905)	(842,675)	(593,787)
Net profit		1,181,440	187,503	3,321,415	5,110,189
Other comprehensive (loss) / income, net of tax
Available-for-sale financial asset fair value changes		(233,738)	(37,096)	(258,204)	773,967
Proportionate shares of other comprehensive loss of investees measured using the equity method of accounting		(44,928)	(7,130)	(35,156)	8,795
Cash flow hedges		(409,377)	(64,971)	(112,377)	604,645
Currency translation differences		(665,745)	(105,659)	457,670	173,548
Other comprehensive (loss) / income, net of tax		(1,353,788)	(214,856)	51,933	1,560,955
Total comprehensive (loss) / income		(172,348)	(27,353)	3,373,348	6,671,144
Net profit attributable to:
-Equity holders of the Company		1,180,512	187,356	3,347,985	4,929,544
-Non-controlling interests		928	147	(26,570)	180,645
		1,181,440	187,503	3,321,415	5,110,189
Total comprehensive (loss) / income attributable to:
-Equity holders of the Company		(171,909)	(27,283)	3,397,720	6,489,317
-Non-controlling interests		(439)	(70)	(24,372)	181,827
		(172,348)	(27,353)	3,373,348	6,671,144
Earnings per share for profit attributable to the equity holders of the Company (expressed in RMB or US $ per share)
- Basic and diluted	32	0.08	0.01	0.28	0.41
Dividends paid	21	2,807,084	445,505	2,528,050	1,241,633
Proposed dividend	21	702,769	111,535	2,811,077	2,531,631
Proposed dividend per share (expressed in RMB or US $ per share)	21	0.05	0.01	0.20	0.21
The accompanying notes are an integral part of these financial statements.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2011 AND 2010
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB or US$)

		As of December 31,
	Note	2011		2010
		RMB	US$	RMB

ASSETS

Non-current assets
Property, plant and equipment	7	177,968,001	28,244,854	155,224,597
Investments in associates / jointly controlled entities	8	13,588,012	2,156,519	11,973,216
Available-for-sale financial assets	10	2,301,167	365,212	2,223,814
Land use rights	11	4,341,574	689,040	4,058,496
Power generation licence	12	3,904,056	619,603	4,105,518
Mining rights	39	1,922,655	305,140	-
Deferred income tax assets	29	526,399	83,543	672,475
Derivative financial assets	13	16,389	2,601	91,478
Goodwill	14	13,890,179	2,204,475	12,640,904
Other non-current assets	15	2,540,104	403,135	5,391,566
Total non-current assets		220,998,536	35,074,122	196,382,064

Current assets
Inventories	16	7,525,621	1,194,372	5,190,435
Other receivables and assets	17	4,600,250	730,095	5,776,038
Accounts receivable	18	15,377,843	2,440,579	10,909,136
Trading securities		96,154	15,260	-
Derivative financial assets	13	147,455	23,402	132,632
Bank balances and cash	33	8,670,015	1,375,996	9,547,908
Total current assets		36,417,338	5,779,704	31,556,149
Total assets		257,415,874	40,853,826	227,938,213

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (CONT’D)
AS OF DECEMBER 31, 2011 AND 2010
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB or US$)

		As of December 31,
	Note	2011		2010
		RMB	US$	RMB

EQUITY AND LIABILITIES
Capital and reserves attributable to equity holders of the Company
Share capital	19	14,055,383	2,230,695	14,055,383
Capital surplus		17,816,495	2,827,611	18,430,746
Surplus reserves	20	7,013,849	1,113,150	6,958,630
Currency translation differences		(570,973)	(90,618)	93,405
Retained earnings
-Proposed dividend	21	702,769	111,535	2,811,077
-Others		11,865,406	1,883,128	11,439,892
		50,882,929	8,075,501	53,789,133
Non-controlling interests		8,674,824	1,376,760	8,636,339
Total equity		59,557,753	9,452,261	62,425,472
Non-current liabilities
Long-term loans	22	79,844,872	12,671,979	65,184,903
Long-term bonds	23	17,854,919	2,833,709	13,831,150
Deferred income tax liabilities	29	1,993,155	316,329	1,966,387
Derivative financial liabilities	13	578,198	91,764	95,863
Other non-current liabilities	24	989,357	157,019	797,558
Total non-current liabilities		101,260,501	16,070,800	81,875,861
Current liabilities
Accounts payable and other liabilities	25	25,767,999	4,089,574	19,555,321
Taxes payables	26	1,018,541	161,650	744,223
Dividends payable		167,643	26,606	79,681
Salary and welfare payables		230,283	36,548	271,062
Derivative financial liabilities	13	35,549	5,642	86,612
Short-term bonds	27	10,262,042	1,628,663	5,070,247
Short-term loans	28	43,979,200	6,979,828	44,047,184
Current portion of long-term loans	22	14,140,270	2,244,167	13,782,550
Current portion of long-term bonds	23	996,093	158,087	-
Total current liabilities		96,597,620	15,330,765	83,636,880
Total liabilities		197,858,121	31,401,565	165,512,741
Total equity and liabilities		257,415,874	40,853,826	227,938,213

These consolidated financial statements were approved for issue by the Board of Directors on March 20, 2012 and were signed on its behalf.

The accompanying notes are an integral part of these financial statements.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB)

	Attributable to equity holders of the Company										Non-controlling interests	Total equity
	Share capital	Capital surplus					Surplus reserves	Currency translation differences	Retained earnings	Total
		Share premium	Hedging reserve	Available-for-sale financial asset revaluation reserve	Other capital reserve	Subtotal
Balance as of January 1, 2009	12,055,383	8,506,769	(476,601)	114,157	498,292	8,642,617	6,096,100	(534,433)	10,569,653	36,829,320	5,730,633	42,559,953
Profit for the year ended December 31, 2009	-	-	-	-	-	-	-	-	4,929,544	4,929,544	180,645	5,110,189
Other comprehensive income:
Fair value changes from available-for-sale financial asset - gross	-	-	-	1,031,956	-	1,031,956	-	-	-	1,031,956	-	1,031,956
Fair value changes from available-for-sale financial asset - tax	-	-	-	(257,989)	-	(257,989)	-	-	-	(257,989)	-	(257,989)
Proportionate share of other comprehensive income of investees measured using the equity method of accounting - gross	-	-	-	11,727	-	11,727	-	-	-	11,727	-	11,727
Proportionate share of other comprehensive income of investees measured using the equity method of accounting - tax	-	-	-	(2,932)	-	(2,932)	-	-	-	(2,932)	-	(2,932)
Changes in fair value of effective portion of cash flow hedges- gross	-	-	859,498	-	-	859,498	-	-	-	859,498	-	859,498
Changes in fair value of effective portion of cash flow hedges- tax	-	-	(148,014)	-	-	(148,014)	-	-	-	(148,014)	-	(148,014)
Cash flow hedges recorded in shareholders’ equity reclassified to inventory - gross	-	-	(128,241)	-	-	(128,241)	-	-	-	(128,241)	-	(128,241)
Cash flow hedges recorded in shareholders’ equity reclassified to inventory - tax	-	-	16,277	-	-	16,277	-	-	-	16,277	-	16,277
Cash flow hedges recorded in shareholders’ equity reclassified to exchange gain and bank charges, net - gross	-	-	(8,025)	-	-	(8,025)	-	-	-	(8,025)	-	(8,025)
Cash flow hedges recorded in shareholders’ equity reclassified to exchange gain and bank charges, net - tax	-	-	1,259	-	-	1,259	-	-	-	1,259	-	1,259
Cash flow hedges recorded in shareholders’ equity reclassified to interest expense - gross	-	-	15,854	-	-	15,854	-	-	-	15,854	-	15,854
Cash flow hedges recorded in shareholders’ equity reclassified to interest expense - tax	-	-	(3,963)	-	-	(3,963)	-	-	-	(3,963)	-	(3,963)
Currency translation differences	-	-	-	-	-	-	-	172,366	-	172,366	1,182	173,548
Total comprehensive income for the year ended December 31, 2009	-	-	604,645	782,762	-	1,387,407	-	172,366	4,929,544	6,489,317	181,827	6,671,144
Acquisitions of subsidiaries	-	-	-	-	-	-	-	-	-	-	2,421,569	2,421,569
Dividends relating to 2008 (Note 21)	-	-	-	-	-	-	-	-	(1,205,633)	(1,205,633)	(70,625)	(1,276,258)
Net capital injection from non-controlling interests of subsidiaries	-	-	-	-	-	-	-	-	-	-	260,533	260,533
Others	-	-	-	-	11,179	11,179	-	-	-	11,179	-	11,179
Balance as of December 31, 2009	12,055,383	8,506,769	128,044	896,919	509,471	10,041,203	6,096,100	(362,067)	14,293,564	42,124,183	8,523,937	50,648,120

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB)

	Attributable to equity holders of the Company										Non-controlling interests	Total equity
	Share capital	Capital surplus					Surplus reserves	Currency translation differences	Retained earnings	Total
		Share premium	Hedging reserve	Available-for-sale financial asset revaluation reserve	Other capital reserve	Subtotal
Balance as of January 1, 2010	12,055,383	8,506,769	128,044	896,919	509,471	10,041,203	6,096,100	(362,067)	14,293,564	42,124,183	8,523,937	50,648,120
Profit for the year ended December 31, 2010	-	-	-	-	-	-	-	-	3,347,985	3,347,985	(26,570)	3,321,415
Other comprehensive (loss) / income:
Fair value changes from available-for-sale financial asset - gross	-	-	-	(344,271)	-	(344,271)	-	-	-	(344,271)	-	(344,271)
Fair value changes from available-for-sale financial asset - tax	-	-	-	86,067	-	86,067	-	-	-	86,067	-	86,067
Proportionate shares of other comprehensive loss of investees measured using the equity method of accounting - gross	-	-	-	(37,843)	(3,272)	(41,115)	-	-	-	(41,115)	-	(41,115)
Proportionate shares of other comprehensive loss of investees measured using the equity method of accounting - tax	-	-	-	5,959	-	5,959	-	-	-	5,959	-	5,959
Changes in fair value of effective portion of cash flow hedges - gross	-	-	(199,370)	-	-	(199,370)	-	-	-	(199,370)	-	(199,370)
Changes in fair value of effective portion of cash flow hedges - tax	-	-	49,786	-	-	49,786	-	-	-	49,786	-	49,786
Cash flow hedges recorded in shareholders’ equity reclassified to inventories - gross	-	-	(70,050)	-	-	(70,050)	-	-	-	(70,050)	-	(70,050)
Cash flow hedges recorded in shareholders’ equity reclassified to inventories - tax	-	-	11,909	-	-	11,909	-	-	-	11,909	-	11,909
Cash flow hedges recorded in shareholders’ equity reclassified to exchange gain and bank charges, net - gross	-	-	79,339	-	-	79,339	-	-	-	79,339	-	79,339
Cash flow hedges recorded in shareholders’ equity reclassified to exchange gain and bank charges, net - tax	-	-	(13,488)	-	-	(13,488)	-	-	-	(13,488)	-	(13,488)
Cash flow hedges recorded in shareholders’ equity reclassified to interest expense - gross	-	-	42,952	-	-	42,952	-	-	-	42,952	-	42,952
Cash flow hedges recorded in shareholders’ equity reclassified to interest expense - tax	-	-	(13,455)	-	-	(13,455)	-	-	-	(13,455)	-	(13,455)
Currency translation differences	-	-	-	-	-	-	-	455,472	-	455,472	2,198	457,670
Total comprehensive (loss) / income for the year ended December 31, 2010	-	-	(112,377)	(290,088)	(3,272)	(405,737)	-	455,472	3,347,985	3,397,720	(24,372)	3,373,348
Issuance of ordinary shares (Note 19)	2,000,000	8,274,155	-	-	-	8,274,155	-	-	-	10,274,155	-	10,274,155
Capital injection	-	-	-	-	529,375	529,375	-	-	-	529,375	-	529,375
Transfer to surplus reserves (Note 20)	-	-	-	-	-	-	862,530	-	(862,530)	-	-	-
Dividends relating to 2009 (Note 21)	-	-	-	-	-	-	-	-	(2,528,050)	(2,528,050)	(249,043)	(2,777,093)
Net capital injection from non-controlling interests of subsidiaries	-	-	-	-	-	-	-	-	-	-	283,521	283,521
Acquisitions of subsidiaries (Note 38)	-	-	-	-	-	-	-	-	-	-	107,287	107,287
Others	-	-	-	-	(8,250)	(8,250)	-	-	-	(8,250)	(4,991)	(13,241)
Balance as of December 31, 2010	14,055,383	16,780,924	15,667	606,831	1,027,324	18,430,746	6,958,630	93,405	14,250,969	53,789,133	8,636,339	62,425,472

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB)

	Attributable to equity holders of the Company										Non-controlling interests	Total equity
	Share capital	Capital surplus					Surplus reserves	Currency translation differences	Retained earnings	Total
		Share premium	Hedging reserve	Available-for-sale financial asset revaluation reserve	Other capital reserve	Subtotal
Balance as of January 1, 2011	14,055,383	16,780,924	15,667	606,831	1,027,324	18,430,746	6,958,630	93,405	14,250,969	53,789,133	8,636,339	62,425,472
Profit for the year ended December 31, 2011	-	-	-	-	-	-	-	-	1,180,512	1,180,512	928	1,181,440
Other comprehensive (loss) / income:
Fair value changes from available-for-sale financial asset - gross	-	-	-	(311,647)	-	(311,647)	-	-	-	(311,647)	-	(311,647)
Fair value changes from available-for-sale financial asset - tax	-	-	-	77,909	-	77,909	-	-	-	77,909	-	77,909
Proportionate shares of other comprehensive loss of investees measured using the equity method of accounting - gross	-	-	-	(19,592)	(30,233)	(49,825)	-	-	-	(49,825)	-	(49,825)
Proportionate shares of other comprehensive loss of investees measured using the equity method of accounting - tax	-	-	-	4,897	-	4,897	-	-	-	4,897	-	4,897
Changes in fair value of effective portion of cash flow hedges - gross	-	-	(22,676)	-	-	(22,676)	-	-	-	(22,676)	-	(22,676)
Changes in fair value of effective portion of cash flow hedges - tax	-	-	19,408	-	-	19,408	-	-	-	19,408	-	19,408
Cash flow hedges recorded in shareholders’ equity reclassified to inventories - gross	-	-	(822,892)	-	-	(822,892)	-	-	-	(822,892)	-	(822,892)
Cash flow hedges recorded in shareholders’ equity reclassified to inventories - tax	-	-	139,892	-	-	139,892	-	-	-	139,892	-	139,892
Cash flow hedges recorded in shareholders’ equity reclassified to exchange gain and bank charges, net - gross	-	-	113,663	-	-	113,663	-	-	-	113,663	-	113,663
Cash flow hedges recorded in shareholders’ equity reclassified to exchange gain and bank charges, net - tax	-	-	(19,323)	-	-	(19,323)	-	-	-	(19,323)	-	(19,323)
Cash flow hedges recorded in shareholders’ equity reclassified to interest expense - gross	-	-	227,094	-	-	227,094	-	-	-	227,094	-	227,094
Cash flow hedges recorded in shareholders’ equity reclassified to interest expense - tax	-	-	(44,543)	-	-	(44,543)	-	-	-	(44,543)	-	(44,543)
Currency translation differences	-	-	-	-	-	-	-	(664,378)	-	(664,378)	(1,367)	(665,745)
Total comprehensive (loss) / income for the year ended December 31, 2011	-	-	(409,377)	(248,433)	(30,233)	(688,043)	-	(664,378)	1,180,512	(171,909)	(439)	(172,348)
Capital injection	-	-	-	-	79,163	79,163	-	-	-	79,163	-	79,163
Transfer to surplus reserves (Note 20)	-	-	-	-	-	-	55,219	-	(55,219)	-	-	-
Dividends relating to 2010 (Note 21)	-	-	-	-	-	-	-	-	(2,807,084)	(2,807,084)	(208,092)	(3,015,176)
Net capital injection from non-controlling interests of subsidiaries	-	-	-	-	-	-	-	-	-	-	219,215	219,215
Acquisitions of subsidiaries (Note 38)	-	-	-	-	-	-	-	-	-	-	64,089	64,089
Changes in ownership interest in subsidiaries without change of control	-	-	-	-	(5,371)	(5,371)	-	-	(1,003)	(6,374)	(36,288)	(42,662)
Balance as of December 31, 2011	14,055,383	16,780,924	(393,710)	358,398	1,070,883	17,816,495	7,013,849	(570,973)	12,568,175	50,882,929	8,674,824	59,557,753

The accompanying notes are an integral part of these financial statements.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB or US$)

		For the year ended December 31,
	Note	2011		2010	2009
		RMB	US$	RMB	RMB

CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income tax expense		2,050,367	325,409	4,164,090	5,703,976
Adjustments to reconcile profit before income tax expense to net cash provided by operating activities:
Depreciation		11,866,705	1,883,335	10,447,021	8,572,103
Provision for impairment loss on property, plant and equipment		80,828	12,828	8,477	629,674
Provision for impairment loss on intangible assets		15,661	2,486	23,706	-
Provision for impairment on goodwill		291,734	46,300	5,276	-
Amortization of land use rights		128,465	20,388	112,706	91,633
Amortization of other non-current assets		81,276	12,899	64,964	53,235
Amortization of housing loss		3,104	493	17,234	32,744
(Reversal of) / Provision for doubtful accounts		(19,747)	(3,134)	2,750	677
(Reversal of) / Provision for inventory obsolescence		(3,353)	(532)	(155)	29,889
Loss / (Gain) on fair value changes		727	115	(11,851)	33,638
Other investment income		(81,298)	(12,903)	(63,578)	(37,063)
Net (gain) / loss on disposals or write-off of property, plant and equipment		(7,911)	(1,256)	(33,129)	53,033
Unrealized exchange gain, net		(349,186)	(55,418)	(199,456)	(151,560)
Share of profits of associates / jointly controlled entities		(703,561)	(111,660)	(568,794)	(756,164)
Interest income		(166,183)	(26,374)	(89,026)	(60,397)
Interest expense		7,736,186	1,227,791	5,282,549	4,260,400
Changes in working capital:
Inventories		(1,807,503)	(286,864)	(1,031,869)	1,328,674
Other receivables and assets		925,358	146,861	(797,412)	(374,736)
Accounts receivable		(4,194,500)	(665,699)	(650,910)	(2,361,918)
Restricted cash		4,238	673	103,597	(21,053)
Accounts payable and other liabilities		4,155,406	659,494	955,293	542,386
Taxes payable		1,448,802	229,936	1,495,179	(2,196,174)
Salary and welfare payables		(46,832)	(7,433)	(40,817)	(4,801)
Others		48,936	7,766	(72,593)	43,975
Interest received		95,951	15,228	54,738	59,919
Income tax expense paid		(604,515)	(95,941)	(1,111,266)	(491,100)
Net cash provided by operating activities		20,949,155	3,324,788	18,066,724	14,980,990

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB or US$)

		For the year ended December 31,
	Note	2011		2010	2009
		RMB	US$	RMB	RMB
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment		(16,673,632)	(2,646,230)	(20,704,224)	(22,426,098)
Proceeds from disposals of property, plant and equipment		85,601	13,586	105,816	39,272
Prepayments of land use rights		(68,370)	(10,851)	(2,879)	(167,435)
Increase in other non-current assets		(46,657)	(7,405)	(24,614)	(27,138)
Cash dividends received		447,654	71,046	315,205	540,182
Capital injections in associates		(995,804)	(158,042)	(533,630)	(548,500)
Cash paid for acquiring available-for-sale financial assets		(310,000)	(49,199)	(12,113)	-
Cash consideration paid for acquisitions		(4,121,280)	(654,078)	(850,763)	(2,355,762)
Cash consideration prepaid for acquisitions		-	-	(4,178,214)	-
Cash from acquisitions of subsidiaries		349,245	55,428	90,524	419,885
Cash paid for acquiring trading securities		(101,707)	(16,142)	-	-
Cash paid for acquiring associates		(302,250)	(47,969)	(174,000)	-
Cash paid for acquiring a jointly controlled entity		-	-	(1,058,000)	-
Cash received from disposal of a subsidiary		104,258	16,547	-	-
Short-term loan to an associate		(100,000)	(15,871)	-	-
Others		68,111	10,809	46,354	(354,667)
Net cash used in investing activities		(21,664,831)	(3,438,371)	(26,980,538)	(24,880,261)
CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of short-term bonds		9,959,600	1,580,663	9,959,850	9,960,000
Repayments of short-term bonds		(5,000,000)	(793,537)	(15,000,000)	(5,000,000)
Drawdown of short-term loans		63,517,251	10,080,663	63,190,307	40,892,075
Repayments of short-term loans		(64,216,571)	(10,191,651)	(44,611,278)	(29,251,246)
Drawdown of long-term loans		22,877,988	3,630,908	9,215,500	32,505,000
Repayments of long-term loans		(20,677,814)	(3,281,724)	(11,682,182)	(37,317,607)
Issuance of long-term bonds		4,985,000	791,157	-	3,939,850
Proceed received from issuance of shares		-	-	10,280,169	-
Repayment of a loan from former shareholder of a subsidiary		(600,000)	(95,224)	-	-
Interest paid		(8,144,957)	(1,292,666)	(5,997,296)	(5,378,244)
Net capital injection from non-controlling interests of the subsidiaries		219,215	34,791	283,521	260,533
Government grants		78,869	12,517	50,410	420,766
Dividends paid to shareholders of the Company		(2,807,084)	(445,505)	(2,528,050)	(1,241,633)
Dividends paid to non-controlling interests shareholders of the subsidiaries		(120,130)	(19,066)	(249,043)	(253,971)
Cash paid for acquisition of non-controlling interests of a subsidiary		(4,266)	(677)	-	-
Others		2,547	405	151,415	(31,637)
Net cash provided by financing activities		69,648	11,054	13,063,323	9,503,886
Exchange (loss) / gain		(227,627)	36,567	49,946	55,742
NET (DECREASE) / INCREASE IN CASH AND CASH EQUIVALENTS		(873,655)	(65,962)	4,199,455	(339,643)
Cash and cash equivalents, beginning of the year		9,426,437	1,423,353	5,226,982	5,566,625
CASH AND CASH EQUIVALENTS, END OF THE YEAR	33	8,552,782	1,357,391	9,426,437	5,226,982
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

(a)      Basis of preparation

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, trading securities and derivative financial assets and liabilities. This basis of accounting differs from that used in the preparation of the statutory financial statements of the Company and its subsidiaries (“PRC statutory financial statements”). The PRC statutory financial statements of the Company and its subsidiaries comprising the financial statements have been prepared in accordance with the relevant accounting principles and regulations applicable to the Company and its subsidiaries, as appropriate in the PRC.  Appropriate adjustments have been made to the PRC statutory financial statements to conform to IFRS.  Differences arising from the restatement have not been incorporated in the statutory accounting records of the Company and its subsidiaries.

The consolidated financial statements are expressed in Renminbi (“RMB”), the national currency of the PRC. Solely for the convenience of the reader, the December 31, 2011 financial statements have been translated into United States Dollars (US$) at the rate of US$1.00=RMB 6.3009 announced by the People’s Bank of China on December 30, 2011. No representation is made that RMB amounts could have been, or could be, converted into US$ at the rate on December 30, 2011, or at any other certain rate.

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

As of and for the year ended December 31, 2011, a portion of the Company and its subsidiaries’ funding requirements for capital expenditures were partially satisfied by short-term financing. Consequently, as of December 31, 2011, the Company and its subsidiaries have a negative working capital balance of approximately RMB 60.18 billion. Taking into consideration of the expected operating cash flows of the Company and its subsidiaries and the undrawn available banking facilities, the Company and its subsidiaries will refinance and / or restructure certain short-term borrowings into long-term borrowings and also consider alternative sources of financing, where applicable. Therefore, the directors of the Company are of the opinion that the Company and its subsidiaries will be able to meet its liabilities as and when they fall due within the next twelve months and have prepared these consolidated financial statements on a going concern basis.

The following new standards and amendments to standards are adopted for the first time to the financial year beginning January 1, 2011.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

2.      PRINCIPAL ACCOUNTING POLICIES (CONT’D)

(a)      Basis of preparation ( cont’d)

•
IAS 24 (revised), ‘Related party disclosures’, issued in November 2009. It supersedes IAS 24, ‘Related party disclosures’, issued in 2003. IAS 24 (revised) is mandatory for annual periods beginning on or after January 1, 2011. The revised standard clarifies and simplifies the definition of a related party and removes the requirement for government-related enterprises to disclose details of all transactions with the government and other government-related enterprises. The Company and its subsidiaries have early adopted the partial exemption of disclosure requirements for transactions with government-related enterprises on January 1, 2010and apply the remaining requirements of this standard from January 1, 2011 onwards. The adoption of the remaining requirements results in additional disclosures on transactions and balances with associates / jointly controlled entities of Huaneng Group and its subsidiaries and the commitment with related parties. Please refer to Note 34 for the details of disclosures.

•
Amendments to IFRS 7, ‘Financial instruments: disclosures’. The amendments were as a result of the May 2010 Improvements to IFRSs (the “May 2010 Improvements”) (effective for financial year beginning January 1, 2011). The May 2010 Improvements clarified certain quantitative disclosures and removed the disclosure requirements on financial assets with renegotiated terms. The Company and its subsidiaries adopt the May 2010 Improvements on IFRS 7 on January 1, 2011. These amendments have no material impact on the financial statements.

(b)      Consolidation

The consolidated financial statements include the financial statements of the Company and all of its subsidiaries made up to December 31.

Subsidiaries are investees over which the Company and its subsidiaries have the power to exercise control, i.e., the power to govern the financial and operating policies and obtains benefits from the operating activities of the investees. When determining whether the Company and its subsidiaries exercise control over an investee, the impact from potential voting rights of the investee, such as currently convertible bonds and exercisable warrants, etc. is taken into account. The Company and its subsidiaries also assesses existence of control where it does not have more than 50% of the voting power but is able to govern the financial and operating policies by virtue of de-facto control. De-facto control may arise from circumstances such as enhanced minority rights or contractual terms between shareholders, etc.

Subsidiaries are fully consolidated from the date when control is transferred to the Company and its subsidiaries. They are de-consolidated from the date when control ceases. All the significant intra-group balances, transactions and unrealized profit or loss are eliminated in the preparation of the consolidated financial statements. The portion of the shareholders’ equity of the subsidiaries, which is not attributable to the parent company, is separately presented as non-controlling interests in the shareholders’ equity in the consolidated financial statements.

When there is any inconsistency on the accounting policies or financial period adopted between subsidiaries and the Company, the financial statements of subsidiaries are adjusted according to the accounting policies or financial period adopted by the Company.

(i) Business combinations

The acquisition method is used to account for the business combinations of the Company and its subsidiaries (including business combination under common controls). The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Company and its subsidiaries. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the Company and its subsidiaries recognise any non-controlling interests in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the recognized amounts of acquiree’s identifiable net assets. The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill (Note 2(h)). If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognised in profit or loss.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

2.      PRINCIPAL ACCOUNTING POLICIES (CONT’D)

(b)      Consolidation (cont’d)

(ii) Changes in ownership interests in subsidiaries without change of control

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions – that is, as transactions with the equity owners in their capacity as owners. The difference between fair value of any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

(iii) Associates and jointly controlled entities

Associates are investees over which the Company and its subsidiaries have significant influence on the financial and operating decisions. Jointly controlled entities are investees over which the Company and its subsidiaries have contractual arrangements to jointly share control with one or more parties and none of the participating parties has unilateral control over the investees.

Investments in associates / jointly controlled entities are initially recognized at cost and are subsequently measured using the equity method of accounting. The excess of the initial investment cost over the proportionate share of the fair value of identifiable net assets of investee acquired is included in the initial investment cost (Note 2(h)). Any shortfall of the initial investment cost to the proportionate share of the fair value of identifiable net assets of investee acquired is recognized in current period profit or loss and long-term investment cost is adjusted accordingly.

When applying equity method, the Company and its subsidiaries adjust net profit or loss of the investees, including the fair value adjustments on the net identifiable assets of the associates / jointly controlled entities and the adjustments to align with the accounting policies of the Company and different financial periods. Current period investment income is then recognized based on the proportionate share of the Company and its subsidiaries in the investees’ net profit or loss. Net losses of investees are recognized to the extent of book value of long-term equity investments and any other constituting long-term equity investments in investees in substance. The Company and its subsidiaries will continue to recognize investment losses and provision if they bear additional obligations which meet the recognition criteria under the provision standard.

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

The Company and its subsidiaries determine at each reporting date whether there is any objective evidence that the investment in the associate / jointly controlled entities is impaired. If this is the case, the Company and its subsidiaries calculate the amount of impairment as the difference between the recoverable amount of the associate / jointly controlled entities and its carrying value and recognises the amount adjacent to ‘share of profit of associates / jointly controlled entities’ in the consolidated statement of comprehensive income.

Profits or losses resulting from transactions between the Company and its subsidiaries and the associates / jointly controlled entities are recognised in the Company and its subsidiaries financial statements only to the extent of interest of unrelated investor’s interests in the associates and jointly controlled entities. Loss from transactions between the Company and its subsidiaries and the associates / jointly controlled entities is fully recognized and not eliminated when there is evidence for asset impairment.

Gains and losses arising from dilution of investments in associates / jointly controlled entities are recognized in the consolidated statement of comprehensive income.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

2.      PRINCIPAL ACCOUNTING POLICIES (CONT’D)

(c)      Segment reporting

The Company and its subsidiaries determine the operating segment based on the internal organization structure, management requirement and internal reporting system and thereafter determine the reportable segment and present the segment information.

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

On the disposal of a foreign operation (that is, a disposal of the Company and its subsidiaries’ entire interest in a foreign operation, or a disposal involving loss of control over a subsidiary that includes a foreign operation, a disposal involving loss of joint control over a jointly controlled entity that includes a foreign operation, or a disposal involving loss of significant influence over an associate that includes a foreign operation), all of the exchange differences accumulated in equity in respect of that operation attributable to the equity holders of the company are reclassified to profit or loss.

In the case of a partial disposal that does not result in the Company and its subsidiaries losing control over a subsidiary that includes a foreign operation, the proportionate share of accumulated exchange differences are re-attributed to non-controlling interests and are not recognised in profit or loss. For all other partial disposals (that is, reductions in the Company and its subsidiaries’ ownership interest in associates or jointly controlled entities that do not result in the Company and its subsidiaries losing significant influence or joint control), the proportionate share of the accumulated exchange difference is reclassified to profit or loss.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

2.      PRINCIPAL ACCOUNTING POLICIES (CONT’D)

(e)      Property, plant and equipment

Property, plant and equipment consists of dam, port facilities, buildings, electric utility plant in service, transportation facilities, others and construction-in-progress (“CIP”). Property, plant and equipment acquired or constructed are initially recognized at cost and carried at the net value of cost less accumulated depreciation and accumulated impairment loss.

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

Depreciation of property, plant and equipment is provided based on book value less estimated residual value over estimated useful life using straight-line method. For those impaired property, plant and equipment, depreciation is provided based on book value after deducting impairment provision over estimated useful life. The estimated useful lives are as follows:

Estimated useful lives
Dam	8 – 40 years
Port facilities	20 – 40 years
Buildings	6 – 45 years
Electric utility plant in service	5 – 35 years
Transportation facilities	6 – 20 years
Others	3 – 18 years

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

The carrying amount of property, plant and equipment is written down immediately to its recoverable amount when its carrying amount is greater than its recoverable amount (Note 2(i)).

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

(g)      Mining rights

Mining rights are stated at cost less accumulated amortisation and impairment losses and are amortised based on the units of production method utilising only recoverable coal reserves as the depletion base.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

2.      PRINCIPAL ACCOUNTING POLICIES (CONT’D)

(h)      Goodwill

Goodwill arising from the acquisitions of subsidiaries, associates and joint ventures represents the excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the share of the Company and its subsidiaries on net fair value of the net identifiable assets, liabilities and contingent liabilities of the acquiree at the date of acquisition.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units (“CGUs”), or groups of CGUs, that is expected to benefit from the synergies of the combination. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes. Goodwill is monitored at the operating segment level.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs to sell. Any impairment is recognised immediately as an expense and is not subsequently reversed.

(i)      Impairment of non-financial assets

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

(j)      Financial assets

Financial assets are classified as the following categories at initial recognition: at fair value through profit or loss, loans and receivables and available-for-sale. The classification depends on the intention and ability of the Company and its subsidiaries to hold the financial assets.

(i)  Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading and designated upon initial recognition as at fair value through profit or loss. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are classified as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if expected to be settled within 12 months; otherwise, they are classified as non-current.

(ii)  Loans and receivables

Loans and receivables refer to the non-derivative financial assets for which there is no quotation in the active market with fixed or determinable amount. They are included in current assets, except for maturities greater than 12 months after the balance sheet date which these are classified as non-current assets. Loans and receivables are primarily included in as ‘accounts receivable’, ‘other receivables and assets’, ‘other non-current assets’ and ‘bank balances and cash’ in the balance sheets.

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
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

2.      PRINCIPAL ACCOUNTING POLICIES (CONT’D)

(j)      Financial assets (cont’d)

(iv)  Recognition and measurement

Regular purchases and sales of financial assets are recognized at fair value initially on trade-date – the date on which the Company and its subsidiaries commit to purchase or sell the asset. Transaction costs relating to financial assets at fair value through profit or loss are directly expensed in the profit or loss as incurred. Transaction costs for other financial assets are included in the carrying amount of the asset at initial recognition. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and all risks and rewards related to the ownership of the financial assets have been transferred to the transferee.

Financial assets at fair value through profit or loss and available-for-sale are subsequently measured at fair value. When an active market exists for a financial instrument, fair value is determined based on quoted prices in the active market. When no active market exists, fair value is determined by using valuation techniques. Valuation techniques includes making reference to the prices used by knowledgeable and willing parties in a recent transaction, the current fair value of other financial assets that are same in substance, discounted cash flow method and option pricing model, etc.. When applying valuation techniques, the Company and its subsidiaries use market parameters to the fullest extent possible and use specific parameters of the Company and its subsidiaries as little as possible. Loans and receivables are carried at amortized cost using the effective interest method.

Changes in the fair value of financial assets at fair value through profit or loss are recorded in ‘gain / (loss) on fair value changes’.

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

In the case of equity investments classified as available for sale, a significant or prolonged decline in the fair value of the investment below its cost is evidence that the assets are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss – is removed from equity and recognized in profit or loss. Impairment losses recognized in the profit or loss on equity instruments are not reversed through the profit or loss.

When financial assets carried at amortized cost are impaired, the carrying amount of the financial assets is reduced to the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The impaired amount is recognized as assets impairment loss in the current period. If there is objective evidence that the value of the financial assets is recovered as a result of objective changes in circumstances occurring after the impairment loss was originally recognized, the originally recognized impairment loss is reversed through profit or loss. For the impairment test of receivables, please refer to Note 2(k).

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

2.      PRINCIPAL ACCOUNTING POLICIES (CONT’D)

(j)      Financial assets (cont’d)

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

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the statement of comprehensive income within ‘gain / (loss) on fair value changes’.

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

When a hedging instrument expires or is sold, terminated or exercised or when a hedge no longer meets the criteria for hedge accounting, the Company and its subsidiaries will discontinue hedge accounting. Any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the profit or loss.  When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the statement of comprehensive income within ‘gain / (loss) on fair value changes’.

(k)      Loans and receivables

Loans and receivables primarily including accounts receivable, notes receivable, other receivables, loan to subsidiaries and other non-current assets, etc. are recognized initially at fair value. Loans and receivables are subsequently measured at amortized cost less provision for doubtful debts using the effective interest method.

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

(l)      Inventories

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

(m)      Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or jointly control of the same third party; one party is controlled or jointly controlled by a third party and the other party is a associate or a joint venture of the same third party.

(n)      Cash and cash equivalents

Cash and cash equivalents listed in the statement of cash flows represents cash in hand, deposits held at call with banks, and other short-term (3 months or less), highly-liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value.

(o)      Borrowings

Borrowings are recognized initially at fair value less transaction costs and subsequently measured at amortized cost using the effective interest method. Borrowings are classified as current liabilities unless the Company and its subsidiaries have an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(p)      Borrowing costs

General and specific borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation.

All other borrowing costs are recognised in profit or loss in the period in which they are incurred.

(q)  Payables

Payables primarily including accounts payable and other liabilities, etc. are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

(r)      Taxation

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
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

2.      PRINCIPAL ACCOUNTING POLICIES (CONT’D)

(r)      Taxation (cont’d)

(ii)  Business Tax (“BT”)

Port and transportation service of the Company and its subsidiaries are subject to BT, with applicable tax rate of 3%.

(iii)  Goods and service tax (“GST”)

The overseas power sales of the Company and its subsidiaries are subjected to goods and service tax of the country where they operate. GST payable is determined by applying 7% on the taxable revenue after offsetting deductible GST of the period.

(iv)  Current and deferred income tax

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

The income tax rate applicable to Singapore subsidiaries is 17% (2010: 17%).

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

Deferred income tax assets and liabilities are recognized based on the differences between tax bases of assets and liabilities and respective book values (temporary differences). For deductible tax losses or tax credit that can be brought forward in accordance with tax law requirements for deduction of taxable income in subsequent years, it is considered as temporary differences and related deferred income tax assets are recognized.  No deferred income tax liability is recognized for temporary difference arising from initial recognition of goodwill. For those temporary differences arising from initial recognition of an asset or liability in a non-business combination transaction that affects neither accounting profit nor taxable profit (or deductible loss) at the time of the transaction, no deferred income tax asset and liability is recognized.

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

Deferred income tax assets and deferred income tax liabilities are offset when meeting all the conditions below:

(1) The Company and its subsidiaries have the legal enforceable right to offset current income tax assets and current income tax liabilities;

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

(s)      Employee benefits

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

(t)      Government grants

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

(u)      Revenue and income recognition

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

(iii)  Service revenue

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

(v)      Leases

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

Please refer to Note 2(j)(v) for impairment test on finance lease receivables.

(w)      Purchase of electricity

The overseas subsidiary of the Company recognized electricity purchase cost when it purchases the electricity and transmits to its customers.

(x)      Financial guarantee contracts

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

(y)      Dividend distribution

Dividend distribution to the shareholders of the Company and its subsidiaries is recognized as a liability in the period when the dividend is approved in the shareholders’ meeting.

(z)      Contingencies

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
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

2.      PRINCIPAL ACCOUNTING POLICIES (CONT’D)

(aa)	Standards and amendments to published standards that are not yet effective but relevant to the Company and its subsidiaries

The following standards and amendments to existing standards have been published that are mandatory for the accounting periods of the Company and its subsidiaries beginning on or after January 1, 2012 or later, but the Company and its subsidiaries have not early adopted:

•
Amendments to IFRS 7, ‘Financial instruments: disclosures’. The amendments were as a result of amendments on disclosure requirements of transfers of financial assets released in October 2010 (effective for financial year beginning July 1, 2011). The amendments clarified and strengthened the disclosure requirements of transfers of financial assets which help users of financial statements evaluating related risk exposures and the effect of those risks on the financial position of the Company and its subsidiaries. The Company and its subsidiaries will adopt the amendments from January 1, 2012. The Company and its subsidiaries are in the process of assessing of the impact of the amendments.

•
IFRS 9, ‘Financial instruments’ addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009. It replaces the parts of IAS 39 that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured as at fair value and those measured at amortised cost. The determination is made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than current period profit or loss, unless this creates an accounting mismatch. The Company and its subsidiaries are yet to assess full impact of IFRS 9 and intends to adopt IFRS 9 upon its effective date, which is for the accounting period beginning on or after January 1, 2015.

•
IFRS 10, ‘Consolidated financial statements’ builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. The Company and its subsidiaries are yet to assess full impact of IFRS 10 and intends to adopt IFRS 10 no later than the accounting period beginning on or after January 1, 2013.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

2.      PRINCIPAL ACCOUNTING POLICIES (CONT’D)

(aa)	Standards and amendments to published standards that are not yet effective but relevant to the Company and its subsidiaries (cont’d)

•
IFRS 11, “Joint arrangements” is a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement rather than its legal form. There are two types of joint arrangement: joint operations and joint ventures. Joint operations arise where a joint operator has rights to the assets and obligations relating to the arrangement and hence accounts for its interest in assets, liabilities, revenue and expenses. Joint ventures arise where the joint operator has rights to the net assets of the arrangement and hence equity accounts for its interest. Proportionate consolidation of the joint ventures is no longer allowed. The Company and its subsidiaries are yet to assess the full impact of IFRS 11 and intends to adopt IFRS 11 no later than the accounting period beginning on or after January 1, 2013.

•
IFRS 12 ‘Disclosures of interests in other entities’ includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off-balance sheet vehicles. The Company and its subsidiaries are yet to assess full impact of IFRS 12 and intends to adopt IFRS 12 no later than the accounting period beginning on or after January 1, 2013.

•
IFRS 13 ‘Fair value measurement’ aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The requirements do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRSs. The Company and its subsidiaries are yet to assess full impact of IFRS 13 and intends to adopt IFRS 13 no later than the accounting period beginning on or after January 1, 2013.

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

As of December 31, 2011, if RMB had weakened / strengthened by 5% (2010 and 2009: 5%) against US$ and 3% (2010 and 2009: 3%) against EUR (“€”) with all other variables constant, exchange gain of the Company and its subsidiaries would have been RMB 243 million (2010 and 2009: RMB 312 million and RMB 357 million) and RMB 21 million (2010 and 2009: RMB 25 million and RMB 31 million) lower / higher, respectively. The ranges of such sensitivity disclosed above were based on the observation on the historical trend of related exchange rates during the previous year under analysis.

As of December 31, 2011, if S$ had weakened / strengthened by 10% (2010 and 2009: 10%) against US$ with all other variables constant, exchange gain of the Company and its subsidiaries would have been RMB 44 million (2010 and 2009: RMB 121 million and RMB 93 million) lower / higher, respectively. The ranges of such sensitivity disclosed above were based on the management’s experience and forecast.

SinoSing Power and its subsidiaries also exposed to foreign exchange risk on fuel purchases that are denominated primarily in US$. They substantially hedge their estimated foreign currency exposure in respect of forecast fuel purchases over the following three months. They primarily use foreign currency contracts to hedge its foreign currency risk. As of the balance sheet date, they entered into foreign currency contracts with notional amounts of RMB 191.04 million (2010: RMB 67.47 million) to hedge its financial liabilities exposure in U.S. Dollar.

(2)  Price risk

The available-for-sale financial assets and trading securities of the Company and its subsidiaries are exposed to equity security price risk.

Detailed information relating to the available-for-sale financial assets are disclosed in Note 10. Being a strategic investment in nature, the Company has a supervisor in the supervisory committee of the investee and exercises influence in safeguarding the interest. The Company also closely monitors the pricing trends in the open market in determining its long-term strategic stakeholding decisions.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

3.      FINANCIAL, CAPITAL AND INSURANCE RISKS MANAGEMENT (CONT’D)

(a)	Financial risk management (cont’d)

(i)  Market risk (cont’d)

(2)  Price risk (cont’d)

As of December 31, 2011, the Company and its subsidiaries are exposed to equity security price risk arising from the investments classified as financial assets at fair value through profit or loss. These securities are listed in Hong Kong. To manage the risk, the Company and its subsidiaries closely monitors the market prices of these securities. If prices of the trading securities had increased / decreased by 10% with all other variables constant, the gain / (loss) on fair value changes would have been higher / lower by RMB 9.62 million respectively.

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

As of December 31, 2011, if interest rates on RMB-denominated borrowings had been 50 basis points (2010 and 2009: 50 basis points) higher / lower with all other variables held constant, interest expense for the year would have been RMB 500 million (2010 and 2009: RMB 334 million and RMB 339 million) higher / lower. If interest rates on US$-denominated borrowings had been 50 basis points (2010 and 2009: 50 basis points) higher / lower with all other variables held constant, interest expense for the year would have been RMB 11 million (2010 and 2009: RMB 14 million and RMB 14 million) higher / lower. If interest rates on S$-denominated borrowings had been 100 basis points (2010 and 2009: 100 basis points) higher / lower with all other variables held constant, interest expense for the year would have been RMB 73 million (2010 and 2009: RMB 89 million and RMB 150 million) higher / lower. The ranges of such sensitivity disclosed above were based on the observation on the historical trend of related interest rates during the previous year under analysis.

The Company has entered into a floating-to-fixed interest rate swap agreement to hedge against cash flow interest rate risk of a loan. According to the interest rate swap agreement, the Company agrees with the counterparty to settle the difference between fixed contract rates and floating-rate interest amounts calculated by reference to the agreed notional amounts quarterly until 2019. Tuas Power Generation Pte. Ltd. (“TPG”) also entered into a number of floating-to-fixed interest rate swap agreements to hedge against cash flow interest rate risk of a loan. According to these interest rate swap agreements, TPG agrees with the counterparty to settle the difference between fixed contract rates and floating-rate interest amounts calculated by reference to the agreed notional amount semi-annually until 2020. Please refer to Note 13 for details.

(ii)  Credit risk

Credit risk arises from bank deposits, credit exposures to accounts receivable, other receivables and other non-current assets. The maximum exposures of bank deposits, accounts and other receivables are disclosed in Notes 33, 18, 17 and 15 to the financial statements, respectively.

Bank deposits are placed with reputable banks and financial institutions, including which a significant portion is deposited with a non-bank financial institution which is a related party of the Company. The Company has a director on the Board of this non-bank financial institution and exercises influence. Corresponding maximum exposures of these bank deposits are disclosed in Note 34(a)(i) to the financial statements.

Most of the power plants of the Company and its subsidiaries operating within the PRC sell electricity generated to their sole customers, the power grid companies of their respective provinces or regions where the power plants operate. These power plants communicate with their individual grid companies periodically and believe that adequate provision for doubtful accounts have been made in the financial statements.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

3.      FINANCIAL, CAPITAL AND INSURANCE RISKS MANAGEMENT (CONT’D)

(a)	Financial risk management (cont’d)

 (ii)  Credit risk (cont’d)

Singapore subsidiaries derive revenue mainly from sale of electricity to the National Electricity Market of Singapore operated by Energy Market Company Pte Ltd., which is not expected to have high credit risk. They also derive revenue mainly from retailing electricity to consumers with monthly consumption of more than 10,000kWh. These customers engage in a wide spectrum of manufacturing and commercial activities in a variety of industries. They hold cash deposits RMB 164.56 million (2010: RMB 141.06 million) and guarantees from creditworthy financial institutions to secure substantial obligations of the customers.

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

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

3.      FINANCIAL, CAPITAL AND INSURANCE RISKS MANAGEMENT (CONT’D)

(b)	Fair value estimation (cont’d)

(i)  Fair value measurements (cont’d)

The following table presents the assets and liabilities of the Company and its subsidiaries that are measured at fair value at December 31, 2011.

	The Company and its subsidiaries
	Level 1	Level 2	Level 3	Total

Assets

Financial assets at fair value through profit or loss
– Trading derivatives (Note 13)	-	226	-	226
– Trading securities*	96,154	-	-	96,154

Derivatives used for hedging (Note 13)	-	163,618	-	163,618
Available-for-sale financial assets
– Equity securities (Note 10)	1,638,080	-	-	1,638,080

Total assets	1,734,234	163,844	-	1,898,078

Liabilities

Financial liabilities at fair value through profit or loss
– Trading derivatives (Note 13)	-	142	-	142

Derivatives used for hedging (Note 13)	-	613,605	-	613,605

Total liabilities	-	613,747	-	613,747

*In December 2011, SinoSing Power acquired 70,320,000 shares of Beijing Jingneng Clean Energy Co., Ltd.(“Beijing Jingneng”), a listed entity in Hong Kong. The fair value of such trading securities was determined based on quoted market price of HKD 1.68 per share as of December 31, 2011.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

3.      FINANCIAL, CAPITAL AND INSURANCE RISKS MANAGEMENT (CONT’D)

(b)	Fair value estimation (cont’d)

(i)  Fair value measurements (cont’d)

The follwing table presents the assets and liabilities of the Company and its subsidiaries that are measured at fair value at December 31, 2010.

	The Company and its subsidiaries
	Level 1	Level 2	Level 3	Total

Assets

Financial assets at fair value through profit or loss (Note 13)
– Trading derivatives	-	3,810	-	3,810

Derivatives used for hedging (Note 13)	-	220,300	-	220,300

Available-for-sale financial assets
– Equity securities (Note 10)	1,949,727	-	-	1,949,727
Total assets	1,949,727	224,110	-	2,173,837

Liabilities

Financial liabilities at fair value through profit or loss (Note 13)
– Trading derivatives	-	2,397	-	2,397

Derivatives used for hedging (Note 13)	-	180,078	-	180,078
Total liabilities	-	182,475	-	182,475

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the Company and its subsidiaries is the current bid price. These instruments are included in level 1. Instruments included in level 1 comprise equity investments in Beijing Jingneng and Yangtze Power classified as trading securities and available for sale, respectively.

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

Instruments included in level 2 comprise forward exchange contracts, fuel oil swaps and interest rate swaps.

There were no significant transfers of financial assets between level 1 and level 2 fair value hierarchy classifications in 2011.

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

The estimated fair value of long-term loans and long-term bonds (both including current maturities) was approximately RMB 93.67 billion and RMB 18.95 billion as of December 31, 2011 (2010: RMB 78.81 billion and RMB 14.73 billion), respectively. The aggregate book value of these liabilities was approximately RMB 93.99 billion and RMB 18.85 billion as of December 31, 2011 (2010: RMB 78.97 billion and RMB 13.83 billion), respectively.

(c)	Capital risk management

The objectives of the Company and its subsidiaries when managing capital are to safeguard the ability of the Company and its subsidiaries in continuing as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

The Company and its subsidiaries monitor capital by using debt ratio analysis. This ratio is calculated as total liabilities (sum of current liabilities and non-current liabilities) divided by total assets as shown in the consolidated balance sheet. During 2011, the strategy of the Company and its subsidiaries remained unchanged from 2010. The debt ratio of the Company and its subsidiaries as of December 31, 2011 was 76.86% (2010: 72.61%).

(d	Insuranace risk management

The Company and its subsidiaries issue contracts that transfer significant insurance risk.

The risk relates to the financial guarantees provided to banks by the Company on the borrowings of a subsidiary. The risk under this financial guarantee contract is the possibility that the insured event (default of a specified debtor) occurs and the uncertainty of the amount of the resulting claims. By the nature of a financial guarantee contract, this risk is predictable.

Experience shows credit risks from the specified debtors are relatively remote. The Company maintains a close watch on the financial position and liquidity of the subsidiary for which financial guarantee has been granted in order to mitigate such risks (Note 2(x) (ii)). The Company takes all reasonable steps to ensure that they have appropriate information regarding any claim exposures.

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

(a)	Accounting estimates on impairment of goodwill and power generation licence

The Company and its subsidiaries perform test annually whether goodwill and power generation licence have suffered any impairment in accordance with the accounting policies stated in Notes 2(h) and 2(f), respectively. The recoverable amounts of CGU or CGUs have been determined based on value-in-use calculations. These calculations require the use of estimates (Notes 14 and 12). It is reasonably possible, based on existing knowledge, that outcomes within the next financial period that are different from assumptions could require a material adjustment to the carrying amounts of goodwill and power generation licence.

For goodwill allocated to CGUs in the PRC, changes of assumptions in tariff and fuel price could have affected the results of goodwill impairment assessment. As of December 31, 2011, if tariff had decreased by 1% or 5% from management’s estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognize impairment against goodwill by approximately RMB 550 million and RMB 1,452 million, respectively. If fuel price had increased by 1% or 5% from the management’s estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognize impairment against goodwill by approximately RMB 406 million and RMB 1,452 million, respectively.

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

(d)	Estimated impairment of property, plant and equipment

The Company and its subsidiaries test whether property, plant and equipment suffered any impairment whenever any impairment indication exists. In accordance with Note 2(i), an impairment loss is recognized for the amount by which the carrying amount of the asset exceeds its recoverable amount. It is reasonably possible, based on existing knowledge, that outcomes within the next financial period that are different from assumptions could require a material adjustment to the carrying amount of property, plant and equipment.

Changes of assumptions in tariff and fuel price will affect the result of property, plant and equipment impairment assessment. As of December 31, 2011, if tariff had decreased by 1% or 5% from management’s estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognize impairment against property, plant and equipment by approximately RMB 355 million and RMB 5,994 million, respectively. If fuel price had increased by 1% or 5% from the management’s estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognize impairment against property, plant and equipment by approximately RMB 139 million and RMB 3,145 million, respectively.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

4.      CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (CONT’D)

(e)	Approval of construction of new power plants

The receiving of the ultimate approvals from National Development and Reform Commission (“NDRC”) on certain power plant construction projects of the Company and its subsidiaries is a critical estimate and judgment of the directors. Such estimates and judgments are based on initial approval documents received as well as their understanding of the projects. Based on historical experience, the directors believe that the Company and its subsidiaries will receive final approvals from NDRC on the related power plant projects. Deviation from the estimate and judgment could result in significant adjustment to the carrying amount of property, plant and equipment.

5.       REVENUE AND SEGMENT INFORMATION

Revenues recognized during the year are as follows:

	For the year ended December 31,
	2011	2010	2009
Sales of power and heat	131,225,050	102,519,813	76,416,622
Sales of coal	972,317	861,875	-
Port service	319,388	229,700	177,448
Transportation service	104,253	10,914	-
Others	799,761	695,818	268,826
Total	133,420,769	104,318,120	76,862,896

Directors and certain senior management of the Company perform the function as chief operating decision makers (collectively referred to as the “senior management”). The senior management reviews the internal reporting of the Company and its subsidiaries in order to assess performance and allocate resources. The Company has determined the operating segments based on these reports. The operating segments of the Company were grouped into PRC power segment, Singapore segment and all other segments (mainly including port and transportation operations).

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

(Under PRC GAAP)
	PRC power segment	Singapore segment	All other segments	Total

For the year ended December 31, 2011
Total revenue	111,618,962	21,366,067	691,110	133,676,139
Inter-segment revenue	-	-	(255,370)	(255,370)
Revenue from external customers	111,618,962	21,366,067	435,740	133,420,769
Segment results	622,256	1,579,205	29,544	2,231,005
Interest income	88,498	77,043	642	166,183
Interest expense	(6,852,893)	(475,848)	(100,489)	(7,429,230)
Depreciation and amortization	(11,114,793)	(611,041)	(141,242)	(11,867,076)
Net (loss) / gain on disposal of property, plant and equipment	(3,380)	8,531	937	6,088
Share of profits of associates / jointly controlled entities	552,225	-	26,298	578,523
Income tax expense	(666,424)	(308,254)	(9,206)	(983,884)

For the year ended December 31, 2010
Total revenue	88,895,807	15,171,281	426,072	104,493,160
Inter-segment revenue	-	-	(185,458)	(185,458)
Revenue from external customers	88,895,807	15,171,281	240,614	104,307,702
Segment results	3,809,097	853,370	3,845	4,666,312
Interest income	50,012	38,787	227	89,026
Interest expense	(4,590,503)	(421,399)	(39,672)	(5,051,574)
Depreciation and amortization	(9,690,057)	(561,847)	(52,726)	(10,304,630)
Net gain on disposal of property, plant and equipment	10,613	12,827	-	23,440
Share of profits of associates	493,046	-	12,763	505,809
Income tax expense	(739,005)	(172,659)	(1,432)	(913,096)

For the year ended December 31, 2009
Total revenue	69,057,894	10,506,989	379,426	79,944,309
Inter-segment revenue	-	-	(201,978)	(201,978)
Revenue from external customers	69,057,894	10,506,989	177,448	79,742,331
Segment results	5,503,913	730,718	7,982	6,242,613
Interest income	53,838	10,134	714	64,686
Interest expense	(3,858,727)	(376,747)	(39,439)	(4,274,913)
Depreciation and amortization	(8,653,898)	(512,709)	(46,136)	(9,212,743)
Net (loss)/gain on disposal of property, plant and equipment	(61,979)	13	-	(61,966)
Share of profits of associates	664,497	-	-	664,497
Income tax expense	(510,623)	(144,265)	(1,803)	(656,691)
December 31, 2011
Segment assets	210,274,298	30,791,094	8,707,163	249,772,555
Including:
Additions to non-current assets (excluding financial assets and deferred income tax assets)	33,535,107	3,449,725	3,865,074	40,849,906
Investments in associates	9,851,537	-	1,018,397	10,869,934
Investments in jointly controlled entities	160,000	-	1,084,073	1,244,073
Segment liabilities	(166,068,006)	(17,526,440)	(3,332,315)	(186,926,761)

December 31, 2010
Segment assets	183,608,308	27,994,439	4,544,367	216,147,114
Including:
Additions to non-current assets (excluding financial assets and deferred income tax assets)	23,048,297	619,373	933,981	24,601,651
Investments in associates	9,103,960	-	984,545	10,088,505
Investment in a jointly controlled entity	-	-	1,058,000	1,058,000
Segment liabilities	(135,144,759)	(17,037,144)	(1,163,361)	(153,345,264)

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

5.      REVENUE AND SEGMENT INFORMATION (CONT’D)

A reconciliation of revenue from external customers to operating revenue is provided as follows:

	For the year ended December 31,
	2011	2010	2009
Revenue from external customers (PRC GAAP)	133,420,769	104,307,702	79,742,331
Reconciling item:
Impact of business combination under common control*	-	-	(2,884,007)
Impact of IFRS adjustment**	-	10,418	4,572
Operating revenue per consolidated statement of comprehensive income	133,420,769	104,318,120	76,862,896

A reconciliation of segment result to profit before income tax expense is provided as follows:

	For the year ended December 31,
	2011	2010	2009
Segment results (PRC GAAP)	2,231,005	4,666,312	6,242,613
Reconciling items:
Loss related to the headquarters	(129,683)	(202,706)	(318,132)
Investment income from China Huaneng Finance Co., Ltd. (“Huaneng Finance”)	81,939	66,241	88,291
Impact of business combination under common control*	-	-	(4,742)
Dividend income of available-for-sale financial assets	164,881	63,578	37,063
Impact of IFRS adjustments**	(297,775)	(429,335)	(341,117)
Profit before income tax expense per consolidated statement of comprehensive income	2,050,367	4,164,090	5,703,976

Reportable segments’ assets are reconciled to total assets as follows:

	As of December 31, 2011	As of December 31, 2010
Total segment assets (PRC GAAP)	249,772,555	216,147,114
Reconciling items:
Investment in Huaneng Finance	1,178,633	560,213
Deferred income tax assets	710,571	867,183
Prepaid income tax	101,959	76,429
Available-for-sale financial assets	2,351,167	2,223,814
Corporate assets	250,509	4,077,994
Impact of IFRS adjustments**	3,050,480	3,985,466
Total assets per consolidated balance sheet	257,415,874	227,938,213

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

5.      REVENUE AND SEGMENT INFORMATION (CONT’D)

Reportable segments’ liabilities are reconciled to total liabilities as follows:

	As of December 31, 2011	As of December 31, 2010
Total segment liabilities (PRC GAAP)	(186,926,761)	(153,345,264)
Reconciling items:
Current income tax liabilities	(503,252)	(280,917)
Deferred income tax liabilities	(1,736,907)	(1,605,716)
Corporate liabilities	(7,038,611)	(7,861,633)
Impact of IFRS adjustments**	(1,652,590)	(2,419,211)
Total liabilities per consolidated balance sheet	(197,858,121)	(165,512,741)

Other material items:
	Reportable segment total	Headquarters	Investment income from Huaneng Finance	Impact of business combination under common control*	Impact of IFRS adjustments**	Total
For the year ended December 31, 2011
Interest expense	(7,429,230)	(306,956)	-	-	-	(7,736,186)
Depreciation and amortization	(11,867,076)	(33,017)	-	-	(179,457)	(12,079,550)
Share of profits of associates / jointly controlled entities	578,523	-	81,939	-	43,099	703,561
Income tax expense	(983,884)	-	-	-	114,957	(868,927)

For the year ended December 31, 2010
Interest expense	(5,051,574)	(230,975)	-	-	-	(5,282,549)
Depreciation and amortization	(10,304,630)	(25,582)	-	-	(311,713)	(10,641,925)
Share of profits of associates	505,809	-	66,241	-	(3,256)	568,794
Income tax expense	(913,096)	-	-	-	70,421	(842,675)

For the year ended December 31, 2009
Interest expense	(4,274,913)	(159,070)	-	173,583	-	(4,260,400)
Depreciation and amortization	(9,212,743)	(20,384)	-	725,416	(242,004)	(8,749,715)
Share of profits of associates	664,497	-	88,291	-	3,376	756,164
Income tax expense	(656,691)	-	-	16,671	46,233	(593,787)

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

5.      REVENUE AND SEGMENT INFORMATION (CONT’D)

*Under PRC GAAP, the business combination under common control is accounted for under merger accounting method; the operating results for all periods presented are retrospectively restated by combining the financial information of the businesses acquired as if they had been combined from the date when the combing entities first came under the control of the controlling party. Therefore, the financial information of business acquired before the acquisition date is shown as the difference between PRC GAAP and IFRS.

**The GAAP adjustments above were primarily represented the classification adjustments and other adjustments, and the GAAP adjustments other than classification were primarily brought forward from prior years. Such differences will be gradually eliminated following subsequent depreciation and amortization of related assets or the extinguishment of liabilities.

Geographical information (Under IFRS):

(i) External revenue generated from the following countries:

	For the year ended December 31,
	2011	2010	2009
PRC	112,054,702	89,146,839	66,355,907
Singapore	21,366,067	15,171,281	10,506,989
Total	133,420,769	104,318,120	76,862,896

(ii) Non-current assets (excluding financial assets and deferred income tax assets) are located in the following countries:

	As of December 31, 2011	As of December 31, 2010
PRC	193,794,549	170,736,472
Singapore	23,618,372	22,070,398
Total	217,412,921	192,806,870

The information on the portion of external revenue of the Company and its subsidiaries which is generated from sales to major customers of the Company and its subsidiaries at amount equal to or more than 10% of external revenue is as follows:

	For the year ended December 31,
	2011		2010		2009
	Amount	Proportion	Amount	Proportion	Amount	Proportion
JiangSu Electric Power Company	16,121,843	12%	13,445,612	13%	10,555,992	14%
ShanDong Electric Power Corporation (“Shangdong Power”)	15,151,313	11%	12,486,065	12%	10,457,022	14%
ZheJiang Electric Power Corporation	10,075,554	8%	9,178,465	9%	8,154,374	11%

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

6．PROFIT BEFORE INCOME TAX EXPENSE

Profit before income tax expense was determined after charging and (crediting) the following:

	For the year ended December 31,
	2011	2010	2009
Interest expense on bank loans:
- wholly repayable within five years	4,330,834	2,982,660	3,163,483
- not wholly repayable within five years	2,718,545	1,756,466	1,234,327
Interest expense on long-term loans from Huaneng Group:
- wholly repayable within five years	36,220	34,674	52,969
Interest expense on other long-term loans:
- wholly repayable within five years	353,872	307,631	136,193
- not wholly repayable within five years	1,475	1,528	5,588
Interest expense on long-term bonds	783,156	736,986	676,902
Interest expense on short-term bonds	386,408	277,121	287,024
Total interest expense	8,610,510	6,097,066	5,556,486
Less: amounts capitalized in property, plant and equipment	(874,324)	(814,517)	(1,296,086)
	7,736,186	5,282,549	4,260,400
Auditors’ remuneration	33,935	36,448	29,015
(Gain) /Loss on disposals or write-off of property, plant and equipment, net	(7,911)	(33,129)	53,033
Operating leases:
- Property, plant and equipment	167,644	173,686	157,717
- Land use rights	131,930	113,379	96,024
Depreciation of property, plant and equipment	11,866,705	10,447,021	8,572,103
Impairment loss of intangible assets	15,661	23,706	-
Impairment loss of property, plant and equipment	80,828	8,477	629,674
Impairment of goodwill	291,734	5,276	-
Amortization of other non-current assets	81,276	64,964	53,235
Cost of inventories consumed	91,749,996	68,839,975	45,694,202
(Reversal of)/provision for doubtful accounts	(19,747)	2,750	677
Bad debts recovery	-	(50)	(2,623)
Reversal of inventory obsolescence	(3,353)	(155)	29,889

Other operating expenses consist of impairment loss of property, plant and equipment and goodwill, environmental protection expenses, substituted power arrangement expenses, insurance, cost of coal sales and other miscellaneous expenses, etc.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

7.       PROPERTY, PLANT AND EQUIPMENT

	The Company and its subsidiaries
	Dam	Port facilities	Buildings	Electric utility plant in service	Transportation facilities	Others	CIP	Total

As of January 1, 2010

Cost	-	1,315,393	3,160,319	173,909,736	233,023	3,389,767	32,401,862	214,410,100
Accumulated depreciation	-	(37,411)	(1,106,319)	(66,075,937)	(138,598)	(1,876,936)	-	(69,235,201)
Accumulated impairment loss	-	-	-	(4,397,563)	-	-	-	(4,397,563)
Net book value	-	1,277,982	2,054,000	103,436,236	94,425	1,512,831	32,401,862	140,777,336

Year ended December 31, 2010

Beginning of the year	-	1,277,982	2,054,000	103,436,236	94,425	1,512,831	32,401,862	140,777,336
Reclassification	-	-	113,520	(108,441)	-	(5,079)	-	-
Acquisitions	-	-	266,228	794,500	278,231	91,316	920,993	2,351,268
Additions	-	-	33,882	210,191	2,577	169,706	22,407,300	22,823,656
Transfer from CIP	-	-	67,438	22,838,698	-	181,925	(23,088,061)	-
Disposals / Write-off	-	-	(4,877)	(131,713)	-	(3,225)	(412,905)	(552,720)
Depreciation charge	-	(37,411)	(131,457)	(10,021,743)	(16,357)	(254,217)	-	(10,461,185)
Impairment charge	-	-	-	(8,477)	-	-	-	(8,477)
Currency translation differences	-	-	-	261,223	-	4,644	28,852	294,719
End of the year	-	1,240,571	2,398,734	117,270,474	358,876	1,697,901	32,258,041	155,224,597

As of December 31, 2010

Cost	-	1,315,393	3,743,183	197,907,242	631,198	3,692,177	32,258,041	239,547,234
Accumulated depreciation	-	(74,822)	(1,344,449)	(76,030,260)	(272,322)	(1,994,276)	-	(79,716,129)
Accumulated impairment loss	-	-	-	(4,606,508)	-	-	-	(4,606,508)
Net book value	-	1,240,571	2,398,734	117,270,474	358,876	1,697,901	32,258,041	155,224,597

Year ended December 31, 2011

Beginning of the year	-	1,240,571	2,398,734	117,270,474	358,876	1,697,901	32,258,041	155,224,597
Reclassification	-	-	(159,059)	(61,661)	(4,569)	225,289	-	-
Acquisitions	105,030	1,019,572	577,354	11,905,540	-	224,649	4,819,652	18,651,797
Additions	-	2,430	59,681	279,368	111,729	141,552	16,287,011	16,881,771
Transfer from CIP	-	452	303,481	28,473,739	52,650	83,214	(28,913,536)	-
Disposals / Write-off	-	-	(1,667)	(55,120)	-	(19,905)	-	(76,692)
Disposal of a subsidiary	-	-	-	-	-	(4,731)	(308,130)	(312,861)
Depreciation charge	-	(67,030)	(152,936)	(11,335,566)	(37,179)	(288,646)	-	(11,881,357)
Impairment charge	-	-	-	(50,854)	-	(20,423)	(9,551)	(80,828)
Currency translation differences	-	-	-	(233,140)	-	(3,178)	(202,108)	(438,426)
End of the year	105,030	2,195,995	3,025,588	146,192,780	481,507	2,035,722	23,931,379	177,968,001

As of December 31, 2011

Cost	110,802	2,407,271	4,470,124	239,281,405	793,339	4,235,895	23,940,930	275,239,766
Accumulated depreciation	(5,772)	(211,276)	(1,444,536)	(88,717,256)	(311,832)	(2,156,766)	-	(92,847,438)
Accumulated impairment loss	-	-	-	(4,371,369)	-	(43,407)	(9,551)	(4,424,327)

Net book value	105,030	2,195,995	3,025,588	146,192,780	481,507	2,035,722	23,931,379	177,968,001

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

7.       PROPERTY, PLANT AND EQUIPMENT (CONT’D)

Interest expense of approximately RMB 874 million (2010 and 2009: RMB 815 million and RMB 1,296 million) arising on borrowings for the construction of property, plant and equipment were capitalized during the year and are included in ‘Additions’ in property, plant and equipment. A capitalization rate of approximately 5.86% (2010 and 2009: 5.08% and 5.14%) per annum was used.

In late 2011, upon the initiation of a preliminary disposal plan, the Company and its subsidiaries performed impairment re-assessment and made provision for impairment on property, plant and equipment of Huaneng Huaiyin Power Generation Co. Ltd. (“Huaiyin Power Company”) amounting to RMB 50.96 million. The recoverable amounts are determined based on fair value less cost to sell.  The fair value is determined by reference to the market price.

The Company and its subsidiaries also recorded impairment loss of property, plant and equipment of Fujian Xinhuanyuan Industrial Limited Company (“Xinhuanyuan”) amounted to RMB 20.31 million upon its operation restructuring. Recoverable amount was determined based on value in use of the related CGU assessed by an independent valuer. A discount rate of 7.78% was adopted in the model. Xinhuanyuan was principally engaged in production and sales of mineral water and was included in “all other segments”.

In 2010, due to continuous increase of coal price and lower profitability, Huaneng Zhuozhou Liyuan Cogeneration Limited Liability Company (“Zhuozhou Cogeneration”) has recorded impairment losses of certain property, plant and equipment amounted to RMB 8.48 million. The recoverable amounts are determined based on value in use of the related CGU assessed by an independent valuer.

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

As of December 31, 2011, certain property, plant and equipment was secured to a bank as collateral against a long-term loan of RMB 169 million (2010: nil) (Note 22).

As of December 31, 2011, property, plant and equipment with net book value amounting to RMB 332.43 million was secured to a bank as collateral against long-term loans of RMB 234.65 million (2010: nil) (Note 22).

8.       INVESTMENTS IN ASSOCIATES / JOINTLY CONTROLLED ENTITIES

	2011	2010
Beginning of the year	11,973,216	9,568,576
Additional capital injections in associates	995,805	520,630
Establishments of associates	38,250	13,000
Acquisitions of associates	264,000	531,000
Acquisition of a jointly controlled entity	-	1,058,000
Establishment of a jointly controlled entity	160,000	-
Share of other comprehensive loss	(44,928)	(35,156)
Share of profits before income tax expense	957,843	780,405
Share of income tax expense	(254,282)	(211,611)
Dividends	(501,892)	(251,628)
End of the year	13,588,012	11,973,216

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

8.       INVESTMENTS IN ASSOCIATES / JOINTLY CONTROLLED ENTITIES (CONT’D)

As of December 31, 2011, investments in associates / jointly controlled entities of the Company and its subsidiaries, all of which are unlisted except for Shenzhen Energy Corporation (“SEC”) which is listed on the Shenzhen Stock Exchange, were as follows:

Name	Country of incorporation	Registered capital	Business nature and scope of operation	Percentage of equity interest held
				Direct	Indirect

Associates:

Shandong Rizhao Power Company Ltd. (“Rizhao Power Company”)	PRC	RMB1,245,587,900	Power generation	44%	-

Shenzhen Energy Group Co., Ltd. (“SEG”)	PRC	RMB230,971,224	Development, production and sale of regular energy, new energy and energy construction project, etc.	25%	-

Shenzhen Energy Management Corporation*	PRC	RMB724,584,330	Management of energy projects	25%	-
SEC**	PRC	RMB2,202,495,332	Energy and investment in related industries	9.08%	-

Hebei Hanfeng Power Generation Limited Liability Company	PRC	RMB1,975,000,000	Power generation	40%	-

Chongqing Huaneng Lime Company Limited (“Lime Company”)	PRC	RMB50,000,000	Lime production and sale, construction materials, chemical engineering product	-	25%

Huaneng Finance	PRC	RMB5,000,000,000	Provision for financial service including fund deposit services, lending, finance lease arrangements, notes discounting and entrusted loans and investment arrangement within Huaneng Group	20%	-

Huaneng Sichuan Hydropower Co., Ltd.	PRC	RMB1,469,800,000	Development, investment, construction, operation and management of hydropower	49%	-

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

8.       INVESTMENTS IN ASSOCIATES / JOINTLY CONTROLLED ENTITIES (CONT’D)

As of December 31, 2011, investments in associates / jointly controlled entities of the Company and its subsidiaries, were as follows (cont’d):

Name	Country of incorporation	Registered capital	Business nature and scope of operation	Percentage of equity interest held
				Direct	Indirect

Associates:

Yangquan Coal Industry Group Huaneng Coal-fired Power Investment Co., Ltd.	PRC	RMB1,000,000,000	Investment, development, consulting and management services of coal and power generation projects	49%	-

Huaneng Shidaowan Nuclear Power Development Co., Ltd.	PRC	RMB1,000,000,000	Preparation for construction of pressurized water reactor power plant project	30%	-

Bianhai Railway Co., Ltd.	PRC	RMB389,000,000	Railway construction, freight transportation, materials supplies, agency service, logistics and storage at coastal industrial base in Yingkou, Liaoning	37%	-

Huaneng Shenbei Co-generation Limited Liability Company	PRC	RMB70,000,000	Production and sales of electricity and heat, construction and operation of power plants	40%	-

Hainan Nuclear Power Co., Ltd. (“Hainan Nuclear Power”)	PRC	RMB673,076,000	Construction and operation of nuclear power plants, production and sales of electricity	30%	-

Shanxi Luan Group Zuoquan Wulihou Coal Co., Ltd.***	PRC	RMB6,452,910	Coal production and sales	34%	-
Huaneng (Tianjin) Coal Gasification Power Generation Co., Ltd. (“IGCC”)	PRC	RMB533,176,000	Power generation, facilities installation, heat supply	35.97%	-
Huaneng Jinling Combined Cycle Co-generation Co., Ltd. (“Jinling CCGT”)****	PRC	RMB75,000,000	Construction, operation and management of power generation and related projects	51%	-

Jointly controlled entities:

Shanghai Time Shipping Co. Ltd. (“Shanghai Time Shipping”)	PRC	RMB1,200,000,000	International and domestic sea transportation	50%	-
Jiangsu Nantong Power Generation Co., Ltd.	PRC	RMB 1,560,000,000	Power generation	-	50%

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

8.       INVESTMENTS IN ASSOCIATES / JOINTLY CONTROLLED ENTITIES (CONT’D)

*In 2011, SEG was restructured into two entities, namely, SEG and Shenzhen Energy Management Corporation. After restructuring, the shares of SEC originally held by SEG were transferred to Shenzhen Energy Management Corporation.

**The Company holds 240 million shares, representing 9.08% shareholding of SEC, which is a subsidiary of Shenzhen Energy Management Corporation, one of the Company’s associates. Considered the equity interest effectively held by the Company directly and indirectly through Shenzhen Energy Management Corporation, and directors as well as supervisors appointed by the Company in SEC, the Company exercises significant influence on operations of SEC and classified it as an associate. As of December 31, 2011, the fair value of the Company’s shares in SEC were RMB 1,464 million. In 2010, as these shares were still in lock-up period, there was no published price quotation and no price information available for the disclosure purpose.

***In 2011, Zuoquan Longquan Metallurgy Casting Co., Ltd. was renamed as Shanxi Luan Group Zuoquan Wulihou Coal Co., Ltd.

****In accordance with relevant terms stipulated in the memorandum and articles of association of Jinling CCGT, since the Company only exercises significant influence, Jinling CCGT is accounted for as an associate.

The gross amounts of operating results, assets and liabilities (excluding goodwill) of the associates of the Company and its subsidiaries were as follows:

	2011	2010

Assets	99,389,071	86,409,821

Liabilities	(59,605,330)	(52,408,864)

Operating revenue	26,291,581	22,932,949

Profit attributable to equity holders of associates	1,662,704	1,490,081

The following amounts represent the 50% share of the assets, liabilities (excluding goodwill) and operating results of the jointly controlled entities of the Company and its subsidiaries.

	2011	2010
Assets
Non-current assets	2,868,179	2,769,306
Current assets	442,772	130,408
	3,310,951	2,899,714
Liabilities
Non-current liabilities	(1,178,902)	(1,229,493)
Current liabilities	(906,300)	(630,544)
	(2,085,202)	(1,860,037)
Net assets	1,225,749	1,039,677

Income	1,162,160	-
Less: expense	(1,086,124)	-
Net income	76,036	-

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

9.       INVESTMENTS IN SUBSIDIARIES

As of December 31, 2011, the investments in subsidiaries of the Company and its subsidiaries, all of which are unlisted, were as follows:

(i)     Subsidiaries acquired from business combinations under common control

Name of subsidiary	Country of incorporation	Type of legal entity	Registered capital	Business nature and scope of operations	Percentage of equity interest held
					Direct	Indirect
Huaneng (Suzhou Industrial Park) Power Generation Co. Ltd.	PRC	Limited liability company	RMB632,840,000	Power generation	75%	-

Huaneng Qinbei Power Co., Ltd.	PRC	Limited liability company	RMB810,000,000	Power generation	60%	-

Huaneng Yushe Power Generation Co., Ltd. (“Yushe Power Company”)	PRC	Limited liability company	RMB615,760,000	Power generation	60%	-

Huaneng Hunan Yueyang Power Generation Limited Liability Company (“Yueyang Power Company”)	PRC	Limited liability company	RMB1,055,000,000	Power generation	55%	-

Huaneng Chongqing Luohuang Power Generation Limited Liability Company	PRC	Limited liability company	RMB1,748,310,000	Power generation	60%	-

Huaneng Pingliang Power Generation Co., Ltd. (“Pingliang Power Company”)	PRC	Limited liability company	RMB924,050,000	Power generation	65%	-

Huaneng Nanjing Jinling Power Co., Ltd.	PRC	Limited liability company	RMB1,902,000,000	Power generation	60%	-

Huaneng Qidong Wind Power Generation Co., Ltd.	PRC	Limited liability company	RMB200,000,000	Development of wind power project, production and sales of electricity	65%	-

Tianjin Huaneng Yangliuqing Co-generation Limited Liability Company (“Yangliuqing Power Company”)	PRC	Limited liability company	RMB1,537,130,909	Power generation, heat supply, facilities installation, maintenance and related services	55%	-

Huaneng Beijing Co-generation Limited Liability Company (“Beijing Cogeneration”) (i)	PRC	Limited liability company	RMB1,600,000,000	Construction and operation of power plants and related construction projects	41%	-

The subsidiaries above and the Company are all controlled by Huaneng Group before and after the acquisitions.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

9.       INVESTMENTS IN SUBSIDIARIES (CONT’D)

(ii) Subsidiaries acquired from business combinations not under common control or acquired through other ways

Name of subsidiary	Country of incorporation	Type of legal entity	Registered capital	Business nature and scope of operations	Percentage of equity interest held
					Direct	Indirect
Huaneng Weihai Power Limited Liability Company	PRC	Limited liability company	RMB761,838,300	Power generation	60%	-

Huaneng Taicang Power Co., Ltd.	PRC	Limited liability company	RMB804,146,700	Power generation	75%	-

Huaiyin Power Company	PRC	Limited liability company	RMB265,000,000	Power generation	100%	-

Huaneng Huaiyin II Power Limited Company	PRC	Limited liability company	RMB930,870,000	Power generation	63.64%	-

Huaneng Xindian Power Co., Ltd.	PRC	Limited liability company	RMB100,000,000	Power generation	95%	-

Huaneng Shanghai Combined Cycle Power Limited Liability Company	PRC	Limited liability company	RMB699,700,000	Power generation	70%	-

Huaneng International Power Fuel Limited Liability Company	PRC	Limited liability company	RMB200,000,000	Wholesale of coal	100%	-

Huaneng Shanghai Shidongkou Power Generation Limited (i)	PRC	Limited liability company	RMB990,000,000	Power generation	50%	-

Huade County Daditaihong Wind Power Utilization Limited Liability Company	PRC	Limited liability company	RMB5,000,000	Wind power development and utilization	100%	-

Huaneng Nantong Power Generation Limited Liability Company	PRC	Limited liability company	RMB1,560,000,000	Power generation	70%	-

Huaneng Yingkou Port Limited Liability Company (i)	PRC	Limited liability company	RMB720,235,000	Loading and conveying service	50%	-

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

9.       INVESTMENTS IN SUBSIDIARIES (CONT’D)

(ii)	Subsidiaries acquired from business combinations not under common control or acquired through other ways (cont’d)

Name of subsidiary	Country of incorporation	Type of legal entity	Registered capital	Business nature and scope of operations	Percentage of equity interest held
					Direct	Indirect
Huaneng Hunan Xiangqi Hydropower Co., Ltd.	PRC	Limited liability company	RMB180,000,000	Construction, operation and management of hydropower and related projects	100%	-

Huaneng Yingkou Power Generation Limited Liability Company	PRC	Limited liability company	RMB830,000,000	Production and sales of electricity and heat	100%	-

Zhuozhou Cogeneration	PRC	Limited liability company	RMB5,000,000	Construction, operation and management of cogeneration power plants and related projects	100%	-

Huaneng Zuoquan Coal-fired Power Generation Limited Liability Company	PRC	Limited liability company	RMB960,000,000	Preparation of power plant construction and related operation service	80%	-

Huaneng Kangbao Wind Power Utilization Limited Liability Company	PRC	Limited liability company	RMB5,000,000	Construction, operation and management of wind power generation and related projects	100%	-

Huaneng Jiuquan Wind Power Generation Co., Ltd.	PRC	Limited liability company	RMB1,667,000,000	Construction, operation and management of wind power generation and related projects	100%	-

Huaneng Wafangdian Wind Power Generation Co., Ltd.	PRC	Limited liability company	RMB50,000,000	Construction, operation and management of wind power generation and related projects	100%	-

Huaneng Changtu Wind Power Generation Co., Ltd.	PRC	Limited liability company	RMB50,000,000	Construction, operation and management of wind power generation and related projects	100%	-

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

9.      INVESTMENTS IN SUBSIDIARIES (CONT’D)

(ii) Subsidiaries acquired from business combinations not under common control or acquired through other ways (cont’d)

Name of subsidiary	Country of incorporation	Type of legal entity	Registered capital	Business nature and scope of operations	Percentage of equity interest held
					Direct	Indirect
Huaneng Rudong Wind Power Generation Co., Ltd.	PRC	Limited liability company	RMB127,500,000	Construction, operation and management of wind power generation projects	90%	-

Huaneng Guangdong Haimen Port Limited Liability Company	PRC	Limited liability company	RMB10,000,000	Loading and conveying services	100%	-

Huaneng Taicang Port Limited Liability Company	PRC	Limited liability company	RMB20,000,000	Port service, cargo loading and warehousing	100%	-

Kaifeng Xinli Power Generation Co., Ltd.	PRC	Limited liability company	RMB146,920,000	Power generation	-	100%

Huaneng Zhanhua Co-generation Limited Liability Company (“Zhanhua Cogeneration”)	PRC	Limited liability company	RMB190,000,000	Production and sales of electricity and heat	100%	-

Shandong Hualu Sea Transportation Limited Company (“Hualu Sea Transportation”)*	PRC	Limited liability company	RMB45,000,000	Cargo transportation along domestic coastal areas	53%	-

Huaneng Qingdao Port Limited Company (“Qingdao Port”)	PRC	Limited liability company	RMB300,000,000	Loading and conveying services	100%	-

Yunnan Diandong Energy Limited Company (“Diandong Energy”) (Note 38)	PRC	Limited liability company	RMB1,800,000,000	Power generation	100%	-

Yunnan Diandong Yuwang Energy Limited Company (“Diandong Yuwang”) (Note 38)	PRC	Limited liability company	RMB1,139,000,000	Power generation	100%	-

Huaneng Luoyuan Ludao Pier Limited Company (“Ludao Pier”) (Note 38)	PRC	Limited liability company	RMB70,000,000	Port water supply, cargo loading, and warehousing	100%	-

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

9.      INVESTMENTS IN SUBSIDIARIES (CONT’D)

(ii) Subsidiaries acquired from business combinations not under common control or acquired through other ways (cont’d)

Name of subsidiary	Country of incorporation	Type of legal entity	Registered capital	Business nature and scope of operations	Percentage of equity interest held
					Direct	Indirect
Huaneng (Fuzhou) Luoyuanwan Pier Limited Company (“Luoyuanwan Pier”) (Note 38)	PRC	Limited liability company	RMB85,000,000	Port management, cargo loading, information advisory; transporting and warehousing in the port, cargo transport and transfer centre operation; port investment and development	58.3%	-

Huaneng (Fujian) Harbour Limited Company (“Luoyuanwan Harbour”) (Note 38)	PRC	Limited liability company	RMB652,200,000	Port management, cargo loading, water transport material supply	100%	-

Huaneng Suzihe Hydropower Development Limited Company	PRC	Limited liability company	RMB50,000,000	Hydropower, aquaculture, agriculture irrigation	100%	-

Fujian Yingda Property Development Limited Company	PRC	Limited liability company	RMB50,000,000	Real estate development, leasing	-	100%

Xinhuanyuan	PRC	Limited liability company	RMB93,200,000	Mineral water production and sale	-	100%

Enshi City Mawei Valley Hydropower Development Co., Ltd. (“Enshi Hydropower”) (Note 38)	PRC	Limited liability company	RMB101,080,000	Hydro resource development, hydropower, aquaculture	100%	-

SinoSing Power	Singapore	Limited liability company	US$1,400,020,585	Investment holding	100%	-

Tuas Power	Singapore	Limited liability company	S$1,338,050,000	Investment holding	-	100%

Tuas Power Supply Pte Ltd.	Singapore	Limited liability company	S$500,000	Power sales, electricity and gas supply	-	100%

TPG	Singapore	Limited liability company	S$1,183,000,001	Power generation and related by products, derivatives; developing power supply resources, operating electricity and power sales	-	100%

TP Asset Management Pte Ltd.	Singapore	Limited liability company	S$2	Rendering of environment engineering services	-	100%

TPGS Green Energy Pte Ltd.	Singapore	Limited liability company	S$1,000,000	Provision of utility services	-	75%

New Earth Pte Ltd.	Singapore	Limited liability company	S$10,111,841	Consultancy in waste recycling	-	60%

New Earth Singapore Pte Ltd.	Singapore	Limited liability company	S$17,816,050	Industrial waste management and recycling	-	82.08%

TP Utilities Pte Ltd.	Singapore	Limited liability company	S$160,000,001	Provision of utility services	-	100%

*In 2011, Shandong Luneng Sea Transportation Limited Company was renamed as Hualu Sea Transportation.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

9.      INVESTMENTS IN SUBSIDIARIES (CONT’D)

Note:

(1)Pursuant to agreements with other shareholders, the Company has controls over these entities.

In 2011, impairment loss of RMB 408.13 million was recorded for the investment in Zhanhua Cogeneration at company level. Please refer to Note 14 for detailed information of impairment assessment. In 2010 and 2009, no impairment was recognized for investments in subsidiaries.

10.       AVAILABLE-FOR-SALE FINANCIAL ASSETS

	2011	2010

Beginning of the year	2,223,814	2,555,972
Investment in Shanxi Xishan Jinxing Energy Co., Ltd. (“Jinxing Energy”)	49,000	-
Investment in Inner Mongolia Hohhot Pump Storage Power Generation Co., Ltd.	-	12,113
Investment in Taiyuan Coal Trading Center	40,000	-
Investment in Ganlong Double-track Railway Co., Ltd.	300,000	-
Revaluation loss	(311,647)	(344,271)

End of the year	2,301,167	2,223,814

Available-for-sale financial assets include the following:

	2011	2010
Listed securities
257.56 million shares (representing 1.56% shareholding) of Yangtze Power	1,638,080	1,949,727
Unlisted securities
10% of Jinxing Energy	310,974	261,974
Others	352,113	12,113
	663,087	274,087
Total	2,301,167	2,223,814

There were no impairment provisions on available-for-sale financial assets in 2011, 2010 and 2009.

11.       LAND USE RIGHTS

Details of land use rights are as follows:

	2011	2010

Outside Hong Kong, held on:

Leases of between 10 to 50 years	4,293,876	4,009,966
Leases of over 50 years	47,698	48,530

Total	4,341,574	4,058,496

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

11.       LAND USE RIGHTS (CONT’D)

Including in the land use rights above, there are land use rights located in Singapore classified as finance lease and amortized over 30 years using straight-line method. Movements of related land use rights are as follows:

	2011	2010
Beginning of the year
Cost	1,029,915	977,887
Accumulated amortization	(279,301)	(229,778)
Accumulated impairment loss	(234,423)	(222,580)
Net book value	516,191	525,529

Opening net book value	516,191	525,529
Amortization charge	(37,494)	(36,225)
Currency translation differences	(23,303)	26,887
Closing net book value	455,394	516,191

End of the year
Cost	979,376	1,029,915
Accumulated amortization	(301,063)	(279,301)
Accumulated impairment loss	(222,919)	(234,423)
Net book value	455,394	516,191

All the land located in the PRC and Singapore are leased from respective governments according to corresponding regulations applied across the countries. The Company and its subsidiaries will renew those leases according to the operation requirements of the Company and its subsidiaries and the related regulations of respective countries.

As of December 31, 2010, land use rights of the Company and its subsidiaries amounted to approximately RMB 28 million were secured to a bank as collateral against a long-term loan of RMB 30 million. This loan was re-negotiated and renewed as an unsecured loan in April 2011 (Note 22).

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

12.       POWER GENERATION LICENCE

The movements in the carrying amount of power generation licence during the years are as follows:

	2011	2010
Beginning of the year	4,105,518	3,898,121
Movement:
Opening net book value	4,105,518	3,898,121
Currency translation differences	(201,462)	207,397
Closing net book value	3,904,056	4,105,518
End of the year	3,904,056	4,105,518

Impairment test of power generation licence

Power generation licence belongs to Tuas Power. The recoverable amount of the CGU is determined based on value-in-use calculation. Management prepared the impairment model based on budget approved by the Board and various factors, such as inflation, power demand and other factors as well as the terminal value.

Key assumptions used for value-in-use calculation:

Management has assessed that, amongst all assumptions used in the value-in-use calculations, the most sensitive key assumption is the discount rate which was arrived at based on weighted average cost of capital. The discount rate applied in determining the recoverable amounts of the CGU was 7.42% (2010: 6.85%). An absolute change in the discount rate of 0.5% (2010: 0.5%) would result in approximately RMB 1,689 million (2010: RMB 1,520 million) change in the recoverable amount of the CGU.

Other key assumptions include projection of its business performance based on estimation of future electricity tariffs, volume of electricity sold, fuel prices and other operating expenses, which are largely with reference on advices from the financial advisor engaged and an external study conducted by industry specialist to project the market demand and supply situation, as well as forward trend of electricity prices. On average, the growth and inflation rates of 3.8% and 2.1% (2010: 2.5% and 2.7%) were used in consideration of future expansion plans and new development projects as part of the long-term strategy. The growth rate applied did not exceed the long-term average growth rate of the Singapore market.

Based on the assessments, no impairment was provided for power generation licence.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

13.       DERIVATIVE FINANCIAL INSTRUMENTS

Details of derivative financial instruments are as follows:

	As of December 31,
	2011	2010
Derivative financial assets
－Hedging instruments for cash flow hedge (fuel swap contracts)	98,976	144,289
－Hedging instruments for cash flow hedge (exchange forward contracts)	64,642	117
－Hedging instruments for cash flow hedge (interest rate swap contracts)	-	75,894
－Financial instruments at fair value through profit or loss (fuel swap contracts)	226	3,810
Total	163,844	224,110

Less: non-current portion
－Hedging instruments for cash flow hedge (fuel swap contracts)	3,756	15,486
－Hedging instruments for cash flow hedge (exchange forward contracts)	12,633	98
－Hedging instruments for cash flow hedge (interest rate swap contracts)	-	75,894
Total non-current portion	16,389	91,478
Current portion	147,455	132,632

Derivative financial liabilities
－Hedging instruments for cash flow hedge (fuel swap contracts)	35,118	3,399
－Hedging instruments for cash flow hedge (exchange forward contracts)	10,800	94,521
－Hedging instruments for cash flow hedge (interest rate swap contract)	567,687	82,158
－Financial instruments at fair value through profit or loss (fuel swap contracts)	142	2,397
Total	613,747	182,475

Less: non-current portion
－Hedging instruments for cash flow hedge (fuel swap contracts)	10,055	582
－Hedging instruments for cash flow hedge (exchange forward contracts)	456	13,123
－Hedging instruments for cash flow hedge (interest rate swap contract)	567,687	82,158
Total non-current portion	578,198	95,863
Current portion	35,549	86,612

For the years ended December 31, 2010 and 2011, no material ineffective portion was recognized in the profit or loss arising from cash flow hedges.

The Company uses an interest rate swap contract to hedge its interest rate risk against one of its variable-rate loans. The notional principal amount of the outstanding interest rate swap contract at December 31, 2011 was US$ 368 million (RMB equivalents of RMB 2,318.73 million) (2010: US$ 400 million (RMB equivalents of RMB 2,649.08 million)), through this arrangement, the Company pays an annual fixed interest of 4.40% while the original annual floating interest expense (6-month LIBOR+1%) attached in the loan is offset by the receivable leg of the interest rate swap. Such a swap is settled on a quarterly basis from September 2009 to September 2019.

TPG uses exchange forward contracts to hedge its foreign exchange risk arising from highly probable forecast purchase transactions. It also uses fuel oil swap contracts to hedge its fuel price risk arising from highly probable forecast purchases of fuel purchases.

TPG also uses various interest rate swap contracts to hedge floating semi-annual interest payments on borrowings with maturity dates up to 2020. The notional principal amount of these outstanding interest rate swap contracts at December 31, 2011 was S$ 1,564 million (RMB equivalents of RMB 7,613.76 million) (2010: S$ 1,346 million (RMB equivalents of RMB 6,888.62 million)). Through these arrangements, TPG swaps original floating interest (6-month SOR) to annual fixed interest determined by individual swap contracts. Such swap contracts are settled semi-annually from September 2011 to March 2020. As of December 31, 2011, these interest rate swap contracts are carried on the balance sheet as financial liability of RMB 365.355 million (2010: financial assets of RMB 75.894 million).

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

13.       DERIVATIVE FINANCIAL INSTRUMENTS (CONT’D)

The analysis of contractual cash inflows / (outflows) of major derivative financial instruments are as follows:

		Cash flows
	Carrying amounts	Contractual cash flows	Within 1 year	Between 1 and 5 years	After 5 years
As of December 31, 2011

Derivative financial assets
Fuel derivatives used for hedging (net settlement)	98,976	98,976	95,220	3,756	-
Forward exchange contracts used for hedging
- inflows		2,993,086	2,589,057	404,029	-
- outflows		(2,926,888)	(2,537,998)	(388,890)	-
	64,642	66,198	51,059	15,139	-

Fuel derivatives that do not qualify as hedges (net settlement)	226	226	226	-	-

Derivative financial liabilities
Fuel derivatives used for hedging (net settlement)	35,118	(35,118)	(25,063)	(10,055)	-
Forward exchange contracts used for hedging
- inflows		1,503,309	1,457,508	45,801	-
- outflows		(1,513,664)	(1,467,733)	(45,931)	-
	10,800	(10,355)	(10,225)	(130)	-
Net-settled interest rate swaps used for hedging
- net cash inflows / (outflows)	567,687	(591,912)	(216,818)	(444,208)	69,114
Fuel derivatives that do not qualify as hedges (net settlement)	142	(142)	(142)	-	-

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

13.       DERIVATIVE FINANCIAL INSTRUMENTS (CONT’D)

The analysis of contractual cash inflows / (outflows) of major derivative financial instruments are as follows:

		Cash flows
	Carrying amounts	Contractual cash flows	Within 1 year	Between 1 and 5 years	After 5 years
As of December 31, 2010
Derivative financial assets
Fuel derivatives used for hedging (net settlement)	144,289	144,289	128,803	15,486	-

Forward exchange contracts used for hedging
- inflows		22,855	5,579	17,276	-
- outflows		(22,842)	(5,587)	(17,255)	-
	117	13	(8)	21	-
Net-settled interest rate swaps used for hedging

-net cash inflows / (outflows)	75,894	78,701	(90,388)	(77,252)	246,341

Fuel derivatives that do not qualify as hedges (net settlement)	3,810	3,810	3,810	-	-

Derivative financial liabilities
Fuel derivatives used for hedging (net settlement)	3,399	(3,399)	(2,817)	(582)	-
Forward exchange contracts used for hedging

- inflows		3,854,530	3,609,449	245,081	-
- outflows		(3,950,469)	(3,692,238)	(258,231)	-
	94,521	(95,939)	(82,789)	(13,150)	-
Net-settled interest rate swaps used for hedging
- net cash inflows / (outflows)	82,158	(69,965)	(74,596)	(64,089)	68,720
Fuel derivatives that do not qualify as hedges (net settlement)	2,397	(2,397)	(2,397)	-	-

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

14.       GOODWILL

The movements in the carrying amount of goodwill during the years are as follows:

As of December 31, 2009
Cost	11,741,222
Accumulated impairment loss	(130,224)
Net book value	11,610,998

Movement in 2010:
Opening net book value	11,610,998
Acquisitions (Note 38)	467,980
Subsequent adjustment	(8,198)
Impairment charge	(5,276)
Currency translation differences	575,400
Closing net book value	12,640,904

As of December 31, 2010
Cost	12,776,404
Accumulated impairment loss	(135,500)
Net book value	12,640,904

Movement in 2011:
Opening net book value	12,640,904
Acquisitions	2,134,275
Disposal	(34,331)
Impairment charge	(291,734)
Currency translation differences	(558,935)
Closing net book value	13,890,179

As of December 31, 2011
Cost	14,317,413
Accumulated impairment loss	(427,234)
Net book value	13,890,179

Impairment tests for goodwill

Goodwill is allocated to the CGUs of the Company and its subsidiaries.

The carrying amounts of major goodwill allocated to individual CGUs are as follows:

	2011	2010
PRC Power segment:
Yueyang Power Company	100,907	100,907
Pingliang Power Company	107,735	107,735
Beijing Cogeneration	95,088	95,088
Yangliuqing Power Company	151,459	151,459
Zhanhua Cogeneration	-	291,734
Diandong Energy	1,197,574	N/A
Diandong Yuwang	414,407	N/A
All other segments:
Qingdao Port	107,002	107,002
Luoyuanwan Harbour	309,270	N/A
Singapore segment:
Tuas Power	10,919,538	11,478,473

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

14.       GOODWILL (CONT’D)

Impairment tests for goodwill (cont’d)

The recoverable amount of a CGU is determined based on value-in-use calculations. For domestic CGUs, these calculations use cash flow projections based on management’s financial budgets covering periods of no more five years. The Company expects cash flows beyond such periods will be similar to that of the respective final forecast years on existing production capacity. In connection to the goodwill attached to Tuas Power, management has based their assessment of recoverable amount on value-in-use calculations. Management prepared the impairment model based on budget approved by the Board and various factors, such as inflation, power demand and other factors as well as the terminal value. On average, the growth and inflation rates of 3.8% and 2.1%, were used in consideration of future expansion plans and new development projects as part of the long-term strategy. The growth rate applied did not exceed the long-term average growth rate for the Singapore market.

Discount rates used for value-in-use calculations:

Yueyang Power Company	8.27%
Pingliang Power Company	8.27%
Tuas Power	7.42%
Beijing Cogeneration	8.27%
Yangliuqing Power Company	8.27%
Zhanhua Cogeneration	8.27%
Qingdao Port	9.15%
Diandong Energy	8.27%
Luoyuanwan Harbor	9.15%
Diandong Yuwang	8.27%

Key assumptions used for value-in-use calculations:

Key assumptions applied in the impairment tests include the expected tariff rates, demands of electricity in specific regions where these power plants are located, fuel cost and the expected throughput and price of the related port. Management determined these key assumptions based on past performance and its expectations on market development. The discount rates used reflect specific risks relating to individual CGUs. Management believes that any reasonably possible change in any of these key assumptions on which recoverable amounts of individual CGUs are based may cause carrying amounts of individual CGUs to exceed their recoverable amounts. Please refer to Notes 4 and 12 for details of respective sensitivity analysis on domestic and oversea CGU impairment testing.

In 2011, based on the assessments, except for the goodwill arising from acquisition of Zhanhua Cogeneration, no goodwill was impaired. Due to the continuous lower profitability, management expects ongoing loss of Zhanhua Cogeneration will be incurred in the future, full impairment of related goodwill was provided based on the result of impairment assessment.

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

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

15.       OTHER NON-CURRENT ASSETS

Details of other non-current assets are as follows:

	As of December 31,
	2011	2010
Prepayments for acquisitions*	-	3,834,774
Intangible assets**	376,859	388,705
Deferred housing loss	8,975	12,078
Prepayments for switchhouse and metering station	14,408	16,472
Prepaid connection fees	135,101	103,769
Prepaid territorial waters use right***	828,918	142,981
Finance lease receivables	619,528	587,427
VAT recoverable	250,041	-
Others	306,274	305,360
Total	2,540,104	5,391,566

*  Prepayments for acquisitions primarily represent prepayments for acquisitions of certain equity interests. These acquisitions have been completed in January 2011. Please refer to Note 38 for details.

** The intangible assets consist of software, patented technologies and land use rights granted by government. In 2011, impairment amounted to RMB 15.66 million was provided on patented technology (2010: RMB 23.71 million).

***The prepaid territorial waters use right mainly consists of territorial waters use right of Luoyuanwan Pier, Luoyuanwan Harbour and Ludao Pier acquired in January 2011.

As of December 31, 2011, territorial waters use right with net book value amounting to RMB 86.37 million was secured to a bank as collateral against a long-term loan of RMB 78 million (2010: nil) (Note 22).

16.       INVENTORIES

Inventories comprised:

	As of December 31,
	2011	2010
Fuel (coal and oil) for power generation	6,312,592	4,024,586
Material and supplies	1,392,753	1,357,201
	7,705,345	5,381,787
Less: provision for inventory obsolescence	(179,724)	(191,352)
	7,525,621	5,190,435

Movements of provision for inventory obsolescence during the years are analyzed as follows:

	2011	2010
Beginning of the year	(191,352)	(185,678)
Provision	(1)	-
Reversal	3,354	155
Write-offs	2,408	411
Currency translation differences	5,867	(6,240)
End of the year	(179,724)	(191,352)

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

17.       OTHER RECEIVABLES AND ASSETS

Other receivables and assets comprised the following:

	As of December 31,
	2011	2010
Prepayments for inventories	901,560	926,602
Prepayments for constructions	243,853	457,593
Prepayments for investments	-	373,440
Prepaid income tax	101,959	76,429
Others	106,536	188,980
Total prepayments	1,353,908	2,023,044

Staff advances	17,877	15,558
Dividends receivable	120,118	-
Financial lease receivables	22,061	101,333
Fuel receivables	208,051	260,448
Interest receivables	17	730
Others	891,432	655,400
Subtotal other receivables	1,259,556	1,033,469

Less: provision for doubtful accounts	(26,505)	(42,045)
Total other receivables, net	1,233,051	991,424

VAT recoverable	2,013,291	2,761,570

Gross total	4,626,755	5,818,083
Net total	4,600,250	5,776,038

Please refer to Note 34 for details of other receivables and assets due from the related parties.

The gross amounts of other receivables of the Company and its subsidiaries are denominated in the following currencies:

	As of December 31,
	2011	2010
RMB	1,161,340	926,218
S$ (RMB equivalent)	59,966	53,760
US$ (RMB equivalent)	38,250	53,491
Total	1,259,556	1,033,469

Other receivables and assets do not contain significant impaired assets. Movements of provision for doubtful accounts during the years are analyzed as follows:

	2011	2010
Beginning of the year	(42,045)	(38,628)
Acquisitions	(1,355)	-
Provision	-	(5,457)
Reversal	16,895	2,040
End of the year	(26,505)	(42,045)

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

17.       OTHER RECEIVABLES AND ASSETS (CONT’D)

As of December 31, 2011, there was no indication of impairment relating to other receivables which were not past due and no provision was made. Other receivables of RMB 91 million (2010: RMB 86 million) were past due but not impaired. These receivables were contracts bounded with repayment terms on demand. The ageing analysis of these other receivables was as follows:

	As of December 31,
	2011	2010
Between 1 to 2 years	7,434	10,375
Between 2 to 3 years	10,374	23,656
Over 3 years	72,703	51,991
	90,511	86,022

As of December 31, 2011, other receivables of RMB 33 million (2010: RMB 48 million) were impaired. The individually impaired receivables have been long outstanding without any repayment agreements in place or possibility of renegotiation. It was assessed that a portion of the receivables is expected to be recovered. The ageing of these other receivables was as follows:

	As of December 31,
	2011	2010
Over 3 years	32,591	48,140

18.       ACCOUNTS RECEIVABLE

Accounts receivable comprised the following:

	As of December 31,
	2011	2010
Accounts receivable	14,838,513	10,297,602
Notes receivable	563,363	636,542
	15,401,876	10,934,144
Less: provision for doubtful accounts	(24,033)	(25,008)
	15,377,843	10,909,136

The gross amounts of account receivables of the Company and its subsidiaries are denominated in the following currencies:

	As of December 31,
	2011	2010
RMB	13,885,301	9,754,539
S$ (RMB equivalent)	1,493,043	1,130,623
US$ (RMB equivalent)	23,532	48,982
Total	15,401,876	10,934,144

The Company and its subsidiaries usually grant about one month’s credit period to local power grid customers from the end of the month in which the sales are made, except for SinoSing Power which credit period ranged from 5 to 60 days from the dates of billings. Certain accounts receivables of Singapore subsidiaries are backed by bankers’ guarantees and / or deposit from customers. It is not practicable to determine the fair value of the collaterals that correspond to these accounts receivables.

As of December 31, 2011, accounts receivable of the Company and its subsidiaries of approximately RMB 2,771 million (2010: RMB 1,513 million) was secured to a bank as collateral against short-term loans of RMB 2,490 million (2010: RMB 1,389 million) (Note 28).

As of December 31, 2011, notes receivable of the Company and its subsidiaries of approximately RMB 15 million (2010: RMB10 million) was secured to a bank as collateral against notes payable of RMB 10.84 million (2010: RMB 7 million) (Note 25).

18.       ACCOUNTS RECEIVABLE (CONT’D)

Movements of provision for doubtful accounts during the years are analyzed as follows:

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

	2011	2010

Beginning of the year	(25,008)	(26,408)
Acquisition	(3,237)	-
Provision	(79)	-
Reversal	2,931	667
Write-off	393	4
Currency translation differences	967	729
End of the year	(24,033)	(25,008)

Ageing analysis of accounts receivable was as follows:

	As of December 31,
	2011	2010
Within 1 year	15,335,719	10,904,522
Between 1 to 2 years	40,158	535
Between 2 to 3 years	219	24,957
Over 3 years	25,780	4,130
	15,401,876	10,934,144

As of December 31, 2011, the maturity period of the notes receivable ranged from 1 to 6 months (2010: from 1 to 6 months).

As of December 31, 2011, there was no indication of impairment relating to accounts receivable which were not past due and no provision was made. Accounts receivable of RMB 14 million (2010: RMB 18 million) were past due but not impaired. These mainly related to overdue notes receivable which will be collected when related supporting documents are provided and certain accounts receivables of Singapore subsidiaries which are backed by bankers’ guarantees and / or deposits from customers.

The ageing analysis of these accounts receivable was as follows:

	As of December 31,
	2011	2010
2 months to 1 year	13,746	18,429

As of December 31, 2011, accounts receivable of RMB 24 million (2010: RMB 25 million) were impaired due to the bankruptcy of the clients. The amount of the provision was RMB 24 million as of December 31, 2011 (2010: RMB 25 million). The ageing of these accounts receivable was as follows:

	As of December 31,
	2011	2010

Less than 1 year	31	27
Between 1 to 2 years	170	489
Between 2 to 3 years	50	24,492
Over 3 years	23,782	-
	24,033	25,008

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

 19.       SHARE CAPITAL

	2011		2010
	Number of shares	Share capital	Number of shares	Share capital
		RMB ‘000		RMB ‘000
As of January 1,
A shares	10,500,000,000	10,500,000	9,000,000,000	9,000,000
Overseas listed foreign shares	3,555,383,440	3,555,383	3,055,383,440	3,055,383
Subtotal	14,055,383,440	14,055,383	12,055,383,440	12,055,383
Issuance of shares
A shares	-	-	1,500,000,000	1,500,000
Overseas listed foreign shares	-	-	500,000,000	500,000
Subtotal	-	-	2,000,000,000	2,000,000
As of December 31,
A shares	10,500,000,000	10,500,000	10,500,000,000	10,500,000
Overseas listed foreign shares	3,555,383,440	3,555,383	3,555,383,440	3,555,383
Total	14,055,383,440	14,055,383	14,055,383,440	14,055,383

In December 2010, the Company issued 1,500,000,000 A shares (par value of RMB 1.00 each) and 500,000,000 H shares (par value of RMB 1.00 each) through a private placement, respectively. Net proceeds from the issuance amounted to RMB 10.274 billion after deducting issuance costs of RMB 107 million from gross proceeds of RMB 10.381 billion. The difference between the net proceeds and the addition to paid-in capital is recorded in capital surplus. In addition, the additions to other captical surplus mainly represented the capital funds allocated from government budget received from the Ministry of Finance of the PRC through Huaneng Group. As of December 31, 2011, capital funds allocated from government budget received from the Ministry of Finance of the PRC through Huaneng Group was RMB 552 million (2010: RMB 487 million).

All shares issued by the Company were fully paid. The holders of domestic shares and overseas listed foreign shares, with minor exceptions, are entitled to the same economic and voting rights. Of the issued A shares 7,298,283,321 shares (2010: 7,621,786,667 shares) are still within the lock-up period.

20.       SURPLUS RESERVES

According to the Company Law of the PRC, the Company’s articles of association and board resolutions, the Company appropriates 10% of each year’s net profit under PRC GAAP to the statutory surplus reserve. The Company has the option to cease provision for such reserve when it reaches 50% of the registered share capital. Upon the approval from relevant authorities, this reserve can be used to make up any losses incurred or to increase share capital. Except for offsetting against losses, this reserve cannot fall below 25% of the share capital after being used to increase share capital. According to the Company’s articles of association and board resolutions on March 20, 2012, the Company intends to appropriate 10% (2010: 10%) of this year’s net profit attributable the Company’s shareholders under PRC GAAP to the statutory surplus reserve, amounting to RMB 127 million (2010: RMB 354 million), in which RMB 72 million (2010: nil), being the excess of the consequent surplus reserve balance over 50% of the registered share capital, is subject to the approval of the shareholders at the annual general meeting. Therefore, only RMB 55 million of the aforementioned appropriation of statutory surplus reserve is reflected in these consolidated financial statements for the year ended December 31, 2011.

On June 22, 2010, upon the approval from the annual general meeting of the shareholders, the Company appropriated 10% of profit attributable to equity holders of the Company for the year ended December 31, 2009 determined under the PRC GAAP to the statutory surplus reserve amounting to RMB 508 million. Such appropriation was recorded in 2010 upon approval.

Appropriation of discretionary surplus reserve is proposed by the Board of Directors, and approved by the general meeting of shareholders. This reserve can be used to make up any losses incurred in prior years or to increase the share capital after obtaining relevant approvals. For the years ended December 31, 2010 and 2011, no provision was made to the discretionary surplus reserve.

According to the articles of association, distributable profit of the Company is derived based on the lower of amounts determined in accordance with (a) PRC GAAP and (b) IFRS. The amount of distributable profit resulting from the current year operation for the year ended December 31, 2011 was approximately RMB 1.13 billion (2010: RMB 2.99 billion). The cumulative balance of distributable profit as of December 31, 2011 was approximately RMB 12.372 billion (2010: RMB 13.979 billion).

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

21.       DIVIDENTS

On March 20, 2012, the Board of Directors proposed a cash dividend of RMB 0.05 per share, totaling approximately RMB 703 million. This proposal is subject to the approval of the shareholders at the annual general meeting. These financial statements do not reflect this dividends payable, which will be accounted for in shareholders’ equity as an appropriation of retained earnings for the year ending December 31, 2012.

On May 17, 2011, upon the approval from the annual general meeting of the shareholders, the Company declared 2010 final dividend of RMB 0.20 (2009 final: RMB 0.21) per ordinary share, totaled approximately RMB 2,807 million (2009 final: RMB 2,528 million).

22.       LONG-TERM LOANS

Long-term loans comprised the following:

	As of December 31,
	2011	2010
Loans from Huaneng Group (a)	800,000	800,000
Bank loans (b)	86,952,527	70,884,020
Other loans (c)	6,232,615	7,283,433
	93,985,142	78,967,453
Less: Current portion of long-term loans	(14,140,270)	(13,782,550)
	79,844,872	65,184,903

(a)	Loans from Huaneng Group

Details of loans from Huaneng Group of the Company and its subsidiaries are as follows:

As of December 31, 2011
Original currency	RMB equivalent	Less: Current portion	Non-current portion	Annual interest rate
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

	As of December 31, 2011
	Original currency	RMB equivalent	Less: Current portion	Non-current portion	Annual interest rate
	‘000
Bank loans
Secured
US$
- Variable rate	746	4,700	-	4,700	2.74%
RMB
- Fixed rate	13,603,650	13,603,650	(826,000)	12,777,650	5.35%-8.65%
Unsecured
RMB
- Fixed rate	53,130,490	53,130,490	(6,918,810)	46,211,680	3.51%-7.40%
US$
- Fixed rate	36,176	227,941	(145,865)	82,076	5.95%-6.60%
- Variable rate	741,893	4,674,593	(437,077)	4,237,516	0.51%-1.79%
S$
- Variable rate	3,001,286	14,609,962	(369,585)	14,240,377	1.94%-2.15%
€
- Fixed rate	85,904	701,191	(76,267)	624,924	2.00%-2.15%
Total		86,952,527	(8,773,604)	78,178,923

	As of December 31, 2010
	Original currency	RMB equivalent	Less: Current portion	Non-current portion	Annual interest rate
	‘000
Bank loans
Secured
RMB
- Fixed rate	30,000	30,000	-	30,000	5.45%
Unsecured
RMB
- Fixed rate	48,127,488	48,127,488	(10,178,375)	37,949,113	3.51%-5.94%
US$
- Fixed rate	130,863	866,665	(627,083)	239,582	5.95%-6.97%
- Variable rate	810,614	5,368,452	(459,399)	4,909,053	0.51%-2.94%
S$
- Variable rate	3,057,689	15,652,617	(286,275)	15,366,342	2.15%-2.46%
€
- Fixed rate	95,247	838,798	(82,283)	756,515	2.00%-2.15%
Total		70,884,020	(11,633,415)	59,250,605

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

22.       LONG-TERM LOANS (CONT’D)

(b)	Bank loans (cont’d)

As of December 31, 2010, a long-term loan of RMB 30 million was secured by land use rights of the Company and its subsidiaries with net book value amounting to RMB 28 million. This loan was re-negotiated and renewed as an unsecured loan in April 2011 (Note 11).

As of December 31, 2011, a long-term loan of RMB 78 million was secured by territorial waters use rights with net book value amounting to RMB 86.37 million (2010: nil) (Note 15).

As of December 31, 2011, a long-term loan of RMB 169 million was secured by certain property, plant and equipment (2010: nil) (Note 7).

As of December 31, 2011, long-term loans of RMB 13,094 million were secured by tariff collection rights (2010: nil).

As of December 31, 2011, long-term loans of a subsidiary of the Company of RMB 234.65 million were secured by property, plant and equipment with net book value amounting to RMB 332.43 million (Note 7) and tariff collection right of the subsidiary of the Company. These loans are also guaranteed by former shareholders of the subsidiary of the Company (2010: nil).

As of December 31, 2011, a long-term loan of a subsidiary of the Company of RMB 27.50 million was secured by listed shares held by a former shareholder of the subsidiary of the Company (2010: nil).

As of December 31, 2011, a long-term loan of a subsidiary of the Company of RMB 4.70 million was secured by current and future assets of the subsidiary (2010: nil).

(c)	Other loans

Details of other loans of the Company and its subsidiaries are as follows:

	As of December 31, 2011
	Original currency	RMB equivalent	Less: Current portion	Non-current portion	Annual interest rate
	‘000
Other loans
Secured
RMB
- Fixed rate	800,000	800,000	(266,666)	533,334	6.65%
Unsecured
RMB
- Fixed rate	5,400,000	5,400,000	(5,100,000)	300,000	4.20%-6.65%
S$
- Variable rate	6,700	32,615	-	32,615	4.25%
Total		6,232,615	(5,366,666)	865,949

	As of December 31, 2010
	Original currency	RMB equivalent	Less: Current portion	Non-current portion	Annual interest rate
	‘000
Other loans
Unsecured
RMB
- Fixed rate	7,230,000	7,230,000	(2,130,000)	5,100,000	4.05%-4.86%
US$
- Variable rate	1,429	9,461	(9,461)	-	0.93%-1.18%
S$
- Variable rate	6,700	34,298	-	34,298	4.25%
JPY
- Variable rate	119,048	9,674	(9,674)	-	0.66%-0.85%
Total		7,283,433	(2,149,135)	5,134,298

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

22.       LONG-TERM LOANS (CONT’D)

(c)	Other loans (cont’d)

As of December 31, 2011, the balances of other long-term loans that drawn from Huaneng Finance amounted to approximately RMB 100 million (2010: RMB 230 million) with annual interest rate of 4.86%-6.10% (2010: 4.86%).

As of December 31, 2011, other long-term loans amounted to RMB 800 million (2010: nil) were secured by right of income derived from cetain generation units of the Company.

The maturity of long-term loans is as follows:

	Loans from Huaneng Group		Bank loans		Other loans
	As of December 31,		As of December 31,		As of December 31,
	2011	2010	2011	2010	2011	2010
1 year or less	-	-	8,773,604	11,633,415	5,366,666	2,149,135
More than 1 year but not more than 2 years	800,000	-	9,334,161	9,430,148	566,667	5,100,000
More than 2 years but no more than 3 years	-	800,000	15,290,895	6,416,367	266,667	-
More than 3 years but no more than 4 years	-	-	4,388,884	4,693,465	-	-
More than 4 years but not more than 5 years	-	-	5,452,849	2,724,282	-	-
More than 5 years	-	-	43,712,134	35,986,343	32,615	34,298
	800,000	800,000	86,952,527	70,884,020	6,232,615	7,283,433
Less: amount due within 1 year included under current liabilities	-	-	(8,773,604)	(11,633,415)	(5,366,666)	(2,149,135)
Total	800,000	800,000	78,178,923	59,250,605	865,949	5,134,298

The analysis of the above is as follows:

	As of December 31,
	2011	2010
Loans from Huaneng Group
- Wholly repayable within five years	800,000	800,000
Bank loans
- Wholly repayable within five years	27,610,488	25,869,171
- Not wholly repayable within five years	59,342,039	45,014,849
	86,952,527	70,884,020
Other loans
- Wholly repayable within five years	6,200,000	7,249,135
- Not wholly repayable within five years	32,615	34,298
Total	6,232,615	7,283,433

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

22.       LONG-TERM LOANS (CONT’D)

The interest payment schedule of long-term loans in the future years are summarized as follows:

	As of December 31,
	2011	2010

1 year or less	4,538,592	3,209,859
More than 1 year but not more than 2 years	3,902,337	2,394,177
More than 2 years but not more than 5 years	7,849,009	5,104,702
More than 5 years	9,147,103	7,603,726

Total	25,437,041	18,312,464

23.       LONG-TERM BONDS

The Company issued bonds with maturity of 5 years, 7 years and 10 years in December 2007 with face values of RMB 1 billion, RMB 1.7 billion and RMB 3.3 billion bearing annual interest rates of 5.67%, 5.75% and 5.90%, respectively. The total actual proceeds received by the Company were approximately RMB 5.885 billion. These bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rates of those bonds are 6.13%, 6.10% and 6.17%, respectively. Interest paid per annum during the tenure of the bonds are RMB 57 million, RMB 98 million and RMB 195 million, respectively. As of December 31, 2011, the bond with original maturity of 5 years will be due within 12 months, as a result of which such bonds are recorded as current portion of long term bonds. As of December 31, 2011, interest payables for these bonds amounted to approximately RMB 6.79 million (2010: RMB 6.79 million).

The Company also issued bonds with maturity of 10 years in May 2008 with face value of RMB 4 billion bearing annual interest rate of 5.20%. The actual proceeds received by the Company were approximately RMB 3.933 billion. These bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rate of bond is 5.42%. Interest paid per annum during the tenure of the bonds is RMB 208 million. As of December 31, 2011, interest payable for these bonds above amounted to approximately RMB 134.19 million (2010: RMB 134.19 million).

Please refer to Note 34(c) for details of long-term bonds of the Company guaranteed by HIPDC and government-related banks.

The Company issued medium-term notes with maturity of 5 years in May 2009 with face value of RMB 4 billion bearing annual interest rate of 3.72%. The actual proceeds received by the Company were approximately RMB 3.940 billion. These notes are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the notes fall due. The annual effective interest rate of these notes is 4.06%. Interest paid per annum during the tenure of the notes is RMB 149 million. As of December 31, 2011, interest payable for these notes above amounted to approximately RMB 94.17 million (2010: RMB 94.17 million).

In November 2011, the Company issued non-public debt financing instrument with maturity of 5 years with face value of RMB 5 billion bearing an annual interest rate of 5.74%. The actual proceeds received by the Company were approximately RMB 4.985 billion. These bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rate of bond is 6.04%. Interest paid per annum during the tenure of the bonds is RMB 302 million. As of December 31, 2011, interest payable for these bonds above amounted to approximately RMB 42.34 million (2010: Nil).

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

24.       OTHER NON-CURRENT LIABILITIES

	As of December 31,
	2011	2010
Environmental subsidies (a)	691,253	608,369
Security deposits	111,117	80,172
Others	186,987	109,017
Total	989,357	797,558

(a) Such grants represented primarily subsidies for the construction of desulphurization equipment and other environmental protection projects.

In 2011, the government grants which were credited to the statement of comprehensive income amounted to RMB 81.91 million (2010: RMB 61.53 million).

25.       ACCOUNTS PAYABLE AND OTHER LIABILITIES

Accounts payable and other liabilities comprised:

	As of December 31,
	2011	2010
Accounts and notes payable	9,122,537	5,415,145
Amounts received in advance	950,321	957,204
Payables to contractors for construction	10,669,533	8,895,842
Other payables to contractors	1,615,101	1,504,311
Consideration payables for acquisitions	155,903	309,111
Accrued interests	687,427	577,023
Accrued pollutants discharge fees	94,705	89,590
Accrued water-resources fees	18,950	19,778
Accrued service fee of intermediaries	49,014	45,235
Capacity quota payables	361,440	-
Security deposits	72,020	97,197
Others	1,971,048	1,644,885
Total	25,767,999	19,555,321

Please refer to Note 34 for details of accounts payable and other liabilities due to the related parties.

As of December 31, 2011, notes payable of RMB 10.84 million (2010: RMB 7 million) were secured by notes receivable of the Company and its subsidiaries with net book value amounting to RMB 15 million (2010: RMB 10 million) (Note 18).

The carrying amounts of financial liabilities included in accounts payable and other liabilities of the Company and its subsidiaries are denominated in the following currencies:

	As of December 31,
	2011	2010
RMB	22,716,685	17,665,058
S$ (RMB equivalent)	886,056	383,582
US$ (RMB equivalent)	1,137,516	512,432
JPY (RMB equivalent)	77,412	36,254
EUR(RMB equivalent)	9	503
GBP (RMB equivalent)	-	87
AUD(RMB equivalent)	-	201
Total	24,817,678	18,598,117

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

25.       ACCOUNTS PAYABLE AND OTHER LIABILITIES (CONT’D)

The ageing analysis of accounts and notes payable was as follows:

	As of December 31,
	2011	2010
Accounts and notes payable
Within 1 year	9,018,743	5,357,560
Between 1 to 2 years	83,275	26,703
Over 2 years	20,519	30,882
Total	9,122,537	5,415,145

26.       TAXES PAYABLE

Taxes payable comprise:
	As of December 31,
	2011	2010
VAT payable	304,600	333,623
Income tax payable	503,252	280,917
Others	210,689	129,683
Total	1,018,541	744,223

27.       SHORT-TERM BONDS

The Company issued unsecured short-term bonds with face values of RMB 5 billion and RMB 5 billion bearing annual interest rates of 3.95% and 6.04% in January 2011 and September 2011, respectively. Such bonds are denominated in RMB, issued at face value and mature in 365 days and 366 days from the issuance dates, respectively. The annual effective interest rates of these bonds are 4.37% and 6.47%, respectively. As of December 31, 2011, interest payables for these bonds above amounted to approximately RMB 191.55 million and RMB 85.81 million, respectively.

The Company issued unsecured short-term bonds amounting to RMB 5 billion and RMB 5 billion bearing annual interest rate of 2.55% and 3.20% in March 2010 and July 2010. Such bonds are denominated in RMB and issued at face value and will mature in 270 days and 365 days from respective issuance dates. The annual effective interest rates of these bonds are 3.11% and 3.61%. These short-term bonds were fully repaid in December 2010 and June 2011, respectively.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

28.       SHORT-TERM LOANS

Short-term loans are as follows:

		As of December 31, 2011			As of December 31, 2010
		Original currency	RMB equivalent	Annual interest rate	Original currency	RMB equivalent	Annual interest rate
		‘000			‘000
Secured
RMB
-	Fixed rate	2,490,401	2,490,401	4.13%-7.13%	1,389,450	1,389,450	3.89%-4.13%
-	Fixed rate-discounted notes receivable	59,757	59,757	4.32%-8.52%	10,000	10,000	2.40%-5.04%
			2,550,158			1,399,450
Unsecured
RMB
-	Fixed rate	41,429,042	41,429,042	4.00%-7.22%	42,647,734	42,647,734	3.79%-5.72%
Total			43,979,200			44,047,184

As of December 31, 2011, short-term loans of RMB 2,490 million (2010: RMB 1,389 million) were secured by accounts receivable of the Company and its subsidiaries with net book value amounting to RMB 2,771 million (2010: RMB 1,513 million).

As of December 31, 2011, short-term loans of RMB 59.76 million (2010: RMB 10 million) represented the discounted notes receivable with recourse. As these notes receivable were yet to mature, the proceeds received were recorded as short-term loans.

As of December 31, 2011, short-term loans from Huaneng Finance amounted to RMB 1,465 million (2010: RMB 605 million). For the year ended December 31, 2011, the annual interest rates for these loans ranged from 4.78% to 6.56% (2010: 4.78%).

As of December 31, 2011, short-term loans from Xi’an Thermal Power Research Institute Co., Ltd. (“Xi’an Thermal”) amounted to RMB 70 million with an annual interest of 6.89% (2010: Nil).

As of December 31, 2011, short-term loans from China Huaneng Group Clean Energy Technology Research Institute Co. Ltd. (“Huaneng Clean Energy”) amounted to RMB 100 million with annual interest of 6.56% (2010: Nil).

As of December 31, 2011, short-term loans from Huaneng Guicheng Trust Co., Ltd. (“Huaneng Guicheng Trust”) amounted to RMB 4,500 million (2010: RMB 3,180 million). For the year ended December 31, 2011, the annual interest rates for these loans ranged from 4.56% to 7.22% (2010: from 4.35% to 4.94%).

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

29.       DEFERRED INCOME TAX

Periods which deferred income tax assets and liabilities are expected to recover and realize are as follows:

		As of December 31,
		2011	2010

Deferred income tax assets:
-	Deferred income tax assets to be recovered after more than 12 months	899,439	881,265
-	Deferred income tax assets to be recovered within 12 months	309,893	321,232
		1,209,332	1,202,497

Deferred income tax liabilities:
-	Deferred income tax liabilities to be realized after more than 12 months	(2,563,755)	(2,413,676)
-	Deferred income tax liabilities to be realized within 12 months	(112,333)	(82,733)
		(2,676,088)	(2,496,409)
		(1,466,756)	(1,293,912)

The offset amounts of deferred income tax assets and liabilities are as follows:

	As of December 31,
	2011	2010

Deferred income tax assets	526,399	672,475
Deferred income tax liabilities	(1,993,155)	(1,966,387)
	(1,466,756)	(1,293,912)

The gross movement on the deferred income tax accounts is as follows:

	2011	2010

Beginning of the year	(1,293,912)	(1,464,629)
Acquisitions (Note 38)	(379,084)	(92,655)
(Charged) / Credited to profit or loss (Note 31)	(39,469)	217,687
Credited to other comprehensive income / (loss)	173,343	120,819
Currency translation differences	69,197	(75,134)
Disposal of a subsidiary	3,169	-
End of the year	(1,466,756)	(1,293,912)

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

29.       DEFERRED INCOME TAX (CONT’D)

The movements in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdictions, are as follows:

Deferred income tax assets:

	Hedging reserve	Amortization of land use rights	Provision for impairment losses	Depreciation	Accrued expenses	VAT refunds on purchases of domestically manufactured equipment	Deductible tax losses	Others	Total

As of January 1, 2010	-	16,122	210,142	68,041	85,912	346,370	154,348	175,798	1,056,733
(Charged) / Credited to profit or loss	-	(324)	392	6,297	72,678	6,105	12,956	26,112	124,216
Credited to other comprehensive income / (loss)	20,540	-	-	-	-	-	-	-	20,540
Currency translation differences	-	-	460	168	-	-	-	380	1,008
As of December 31, 2010	20,540	15,798	210,994	74,506	158,590	352,475	167,304	202,290	1,202,497
Acquisitions	-	-	538	68,453	-	-	9,525	1,787	80,303
(Charged) / Credited to profit or loss	(229)	(351)	10,427	14,076	(110,648)	(21,550)	(37,043)	106	(145,212)
Credited to other comprehensive income / (loss)	74,859	-	-	-	-	-	-	-	74,859
Currency translation differences	(2,512)	-	(3)	(145)	-	-	-	(455)	(3,115)
As of December 31, 2011	92,658	15,447	221,956	156,890	47,942	330,925	139,786	203,728	1,209,332

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

Deferred income tax liabilities:

	Hedging reserve	Fair value gains	Amortization of goodwill and negative goodwill	Amortization of land use rights	Depreciation	Power generation licence	Mining rights	Territorial waters use right	Others	Total

As of January 1, 2010	(28,291)	(345,610)	(62,496)	(401,402)	(996,604)	(658,651)	-	-	(28,308)	(2,521,362)
Acquisitions	-	-	-	(32,593)	(60,062)	-	-	-	-	(92,655)
(Charged) / Credited to profit or loss	(5,483)	-	53,238	4,883	39,347	-	-	-	1,486	93,471
Credited to other comprehensive income / (loss)	14,212	86,067	-	-	-	-	-	-	-	100,279
Currency translation differences	(1,013)	-	-	(214)	(39,876)	(35,043)	-	-	4	(76,142)
As of December 31, 2010	(20,575)	(259,543)	(9,258)	(429,326)	(1,057,195)	(693,694)	-	-	(26,818)	(2,496,409)
Acquisitions	-	-	-	(39,102)	(171,880)	-	(162,400)	(86,005)		(459,387)
Credited / (Charged) to profit or loss	-	-	1,341	27,511	124,668	-	-	519	(48,296)	105,743
Credited to other comprehensive income / (loss)	20,575	77,909	-	-	-	-	-	-	-	98,484
Currency translation differences	-	-	-	3,067	35,207	34,038	-	-	-	72,312
Disposal of a subsidiary	-	-	-	2,619	550	-	-	-	-	3,169
As of December 31, 2011	-	(181,634)	(7,917)	(435,231)	(1,068,650)	(659,656)	(162,400)	(85,486)	(75,114)	(2,676,088)

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

	2011	2010
Year of expiry

2012	2,432	2,432
2013	1,185,791	823,245
2014	581,380	513,994
2015	938,601	954,813
2016	1,578,516	N/A
	4,286,720	2,294,484

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

30.       ADDITIONAL FINANCIAL INFORMATION ON BALANCE SHEETS

As of December 31, 2011, the net current liabilities of the Company and its subsidiaries amounted to approximately RMB 60,180 million (2010: RMB 52,081 million). On the same date, total assets less current liabilities were approximately RMB 160,818 million (2010: RMB 144,301 million).

31.       INCOME TAX EXPENSE

Income tax expense comprised:

	For the year ended December 31,
	2011	2010	2009

Current income tax expense	829,458	1,060,362	889,159
Deferred income tax (Note 29)	39,469	(217,687)	(295,372)
	868,927	842,675	593,787

No Hong Kong profits tax has been provided as there were no estimated assessable profits in Hong Kong for the year (2010: nil). The reconciliation of the effective income tax rate from the statutory income tax rate is as follows:

	For the year ended December 31,
	2011	2010	2009

Average statutory tax rate	18.43%	22.05%	20.82%
Effect of tax holiday	-	-	(1.54%)
Tax credit relating to domestically manufactured equipment*	-	(5.07%)	-
Deductible tax loss not recognized as deferred income tax assets	22.67%	4.55%	1.76%
Utilization of previously unrecognized tax losses	-	-	(7.18%)
Impact of the tax rate differential on existing deferred income tax balance	0.41%	(0.73%)	(3.52%)
Income not subject to tax	(9.78%)	(4.01%)	(2.39%)
Expenses not deductible for income tax purposes	10.70%	3.51%	2.43%
Others	(0.05%)	(0.06%)	0.03%
Effective tax rate	42.38%	20.24%	10.41%

*This represented tax credit granted to certain power plants on their purchases of certain domestically manufactured equipment upon the approvals of respective tax bureaus.

The average statutory tax rate for the years ended December 31, 2011, 2010and 2009 represented the weighted average tax rate of the Company and its subsidiaries calculated on the basis of the relative amounts of profit before income tax expense and the applicable statutory tax rates. The decrease of the average statutory tax rate in 2011 was mainly caused by the increase the portion of the profit before income tax expense of Singapore operation, which has a lower income tax rate of 17%.

There was no tax holiday impact for the year ended December 31, 2011 and 2010. The aggregated effect of the tax holiday was approximately RMB 88 million for the year ended December 31, 2009.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

32.       EARNINGS PER SHARE

The basic earnings per share is calculated by dividing the consolidated net profit attributable to the equity holders of the Company by the weighted average number of the Company’s outstanding ordinary shares during the year:

	2011	2010	2009
Consolidated net profit attributable to equity holders of the Company	1,180,512	3,347,985	4,929,544
Weighted average number of the Company’s outstanding ordinary shares	14,055,383	12,107,438	12,055,383
Basic and diluted earnings per share (RMB)	0.08	0.28	0.41

There was no dilutive effect on earnings per share since the Company had no dilutive potential ordinary shares for the years ended December 31, 2011, 2010 and 2009.

33.       NOTES TO CONSOLIDATED STATEMENT OF CASH FLOWS

Bank balances and cash comprised the following:

	As of December 31,
	2011	2010	2009

Restricted cash	117,233	121,471	225,068
Cash and cash equivalents	8,552,782	9,426,437	5,226,982
Total	8,670,015	9,547,908	5,452,050

The bank balances and cash of the Company and its subsidiaries are denominated in the following currencies:

	As of December 31,
	2011	2010	2009

RMB	5,040,151	4,432,568	3,391,121
S$(RMB equivalent)	2,935,792	1,887,958	1,579,518
US$ (RMB equivalent)	693,823	1,208,447	475,458
JPY(RMB equivalent)	248	6,557	5,953
HK$ (RMB equivalent)	1	2,012,378	-
Total	8,670,015	9,547,908	5,452,050

There is no material non-cash transaction for the year ended December 31, 2011 and 2009. For the year ended December 31, 2010, the material non-cash transaction included the transfer property, plant and equipment under a finance lease arrangement.

Undrawn borrowing facilities

As of December 31, 2011, the Company and its subsidiaries had undrawn borrowing facilities amounting to approximately RMB 90.96 billion (2010: RMB 105.48 billion). Management expects to drawdown the available facilities in accordance with the level of working capital and / or planned capital expenditures of the Company and its subsidiaries.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

34.       RELATED PARTY BALANCES AND TRANSACTIONS
The related parties of the Company and its subsidiaries that had transactions with the Company and its subsidiaries are as follows:

Names of related parties	Nature of relationship
Huaneng Group	Ultimate parent company
HIPDC	Parent company
Xi’an Thermal and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Energy & Communications Holdings Co., Ltd. and its subsidiaries (“HEC” and its subsidiaries)	Subsidiaries of Huaneng Group
Huaneng New Energy Industrial Holding Limited Company (“Huaneng New Energy”)	A subsidiary of Huaneng Group
Huaneng Guicheng Trust	A subsidiary of Huaneng Group
Huaneng Hulunbeier Energy Development Company Ltd. (“Hulunbeier Energy”)	A subsidiary of Huaneng Group
Hebei Huaneng Industrial Development Limited Liability Company	A subsidiary of Huaneng Group
Gansu Huating Coal and Power Co., Ltd.	A subsidiary of Huaneng Group
Inner Mongolia Power Fuel Co. Ltd.	A subsidiary of Huaneng Group
Huaneng Hainan Power Co., Ltd.	A subsidiary of Huaneng Group
Huaneng Suzhou Thermoelectric Power Company Ltd.	A subsidiary of Huaneng Group
Huaneng Property Co., Ltd.	A subsidiary of Huaneng Group
Huaneng Heilongjiang Power Generation Co., Ltd.	A subsidiary of Huaneng Group
Alltrust Insurance Company of China Limited	A subsidiary of Huaneng Group
Shandong Huaneng Power Generation Co., Ltd.	A subsidiary of Huaneng Group
Huaneng Tibet Power Generation Co., Ltd.	A subsidiary of Huaneng Group
Huaneng Wuhan Power Co., Ltd.	A subsidiary of Huaneng Group
North United Power Coal Transportation and Marketing Co., Ltd.	A subsidiary of Huaneng Group
Huaneng Group Technology Innovation Center	A subsidiary of Huaneng Group
Huaneng Jinan Huangtai Power Generation Co., Ltd.	A subsidiary of Huaneng Group
Huaneng Chaohu Power Generation Co., Ltd	A subsidiary of Huaneng Group
Huaneng Yantai Wind Power Co.Ltd	A subsidiary of Huaneng Group
Huaneng Dongying New Energy Co., Ltd.(“Dongying New Energy”)	A subsidiary of Huaneng Group
Huaneng Shaanxi Qinling Power Co., Ltd	A subsidiary of Huaneng Group
Huaneng Clean Energy	A subsidiary of Huaneng Group
Huaneng Jilin Power Generation Co., Ltd. (“Huaneng Jilin Company”)	A subsidiary of Huaneng Group
China Huaneng Group Fuel Co., Ltd	A subsidiary of Huaneng Group
Huaneng Ruijin Power Generation Co., Ltd.	A subsidiary of HIPDC
Rizhao Power Company	An associate of the Company
Huaneng Finance	An associate of the Company
Jinling CCGT	An associate of the Company
IGCC	An associate of the Company
Huaneng Sichuan Hydropower Co., Ltd.	An associate of the Company
Lime Company	An associate of a subsidiary
Shanghai Time Shipping	A jointly controlled entity of the Company
Government-related enterprises*	Related parties of the Company

*Huaneng Group is a state-owned enterprise. In accordance with the revised IAS 24, ‘Related Party Disclosures’, government-related enterprises, other than entities under Huaneng Group, which the PRC government has control, joint control or significant influence over are also considered as related parties of the Company and its subsidiaries (“other government enterprises”).

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

(a)	Related party balances

(i)  Cash deposits in a related party

	As of December 31,
	2011	2010
Deposits in Huaneng Finance
- Savings deposit	2,272,799	1,774,738

For the year ended December 31, 2011, the annual interest rates for these savings deposits placed with Huaneng Finance ranged from 0.36% to 1.49% (2010: from 0.36% to 1.35%).

(ii)  As described in Note 22 and 28, certain loans of the Company and its subsidiaries were borrowed from Huaneng Group, Huaneng Finance, Xi’an Thermal, Huaneng Clean Energy and Huaneng Guicheng Trust.

(iii)  Except for a RMB 100 million unsecured short-term loan to one of the associates with annual interest rate of 6.56% as of December 31, 2011, all other balances with Huaneng Group, HIPDC, subsidiaries, associates, jointly controlled entities and other related parties are unsecured, non-interest bearing and receivable/repayable within one year. As of and for the years ended December 31, 2011, 2010 and 2009, no provision is made on receivable balances from these parties.

Other receivables and assets comprised the following balances due from related parties:

	As of December 31,
	2011	2010

Prepayments to associates	321,678	92,487
Prepayments to other related parties	3,266	6,802
Other receivables from subsidiaries	-	-
Other receivables from other related parties	143,402	211,904
Other receivables from Huaneng Group	37	-
Total	468,383	311,193

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

34.       RELATED PARTY BALANCES AND TRANSACTIONS (CONT’D)

(a)	Related party balances (cont’d)

(iv) Accounts payable and other liabilities comprised the following balances due to related parties:

	As of December 31,
	2011	2010
Due to Huaneng Group	1,445	1,894
Due to HIPDC	27,425	33,844
Due to subsidiaries	-	-
Due to associates	43,271	13,160
Due to a joint controlled entity	209,983	110,012
Due to other related parties	658,477	619,498
Total	940,601	778,408

(v) As of December 31, 2011, included in long-term loans (including current portion) and short-term loans are loans payable to other government-related enterprises amounting to RMB 129,229 million (2010: RMB 115,202 million).

The balances with government-related enterprises also included substantially all the accounts receivable of domestic power plants from government-related power grid companies, most of the bank deposits which placed in government-related financial institutions as well as accounts payables and other payables arising from the purchases of coal and property, plant and equipment construction and related labor employed with other government-related enterprises. Except bank disposits, these balances are unsecured, non-interest bearing and receivable / repayable within one year.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

34.       RELATED PARTY BALANCES AND TRANSACTIONS (CONT’D)

(b)	Related party transactions

	For the year ended December 31,
	2011	2010	2009

Huaneng Group
Interest expense on long-term loans	(36,220)	(34,674)	(52,969)
Acquisition of 55% equity interest in Yangliuqing Power Company	-	-	(1,076,000)
Acquisition of 30% equity interest in Hainan Nuclear Power	-	(174,000)	-
Training fees	(37)	-	-

HIPDC
Service fees expenses on transmission and transformer facilities	(140,771)	(140,771)	(140,771)
Rental charge on land use rights of Huaneng Nanjing Power Plant	(1,334)	(1,334)	(1,334)
Rental charge on office building	(450)	(9,267)	(26,600)
Acquisition of 41% equity interest in Beijing Co-generation	-	-	(1,175,117)

Huaneng Finance
Drawdown of short-term loans	4,115,000	605,000	100,000
Interest expense on short-term loans	(51,668)	(17,714)	(40,880)
Interest expense on long-term loans	(11,235)	(11,355)	(7,648)

Huaneng New Energy
Acquisition of 65% equity interest in Qidong Wind Power	-	-	(103,000)
Interest expense on long-term loans	-	(3,922)	(4,483)
Agency fee on CDM projects	(200)	(700)	-

HEC and its subsidiaries
Purchase of coal and service fee occurred for transportation	(404,257)	(1,995,787)	(1,099,754)
Purchase of equipment	(204,207)	(596,234)	(811,838)
Acquisition of 50% equity interest in Shanghai Time Shipping	-	(1,058,000)	-

Lime Company
Purchase of lime	(112,157)	(104,636)	(92,392)

Xi’an Thermal and its subsidiaries
Technical services and industry-specific technological project contracting services obtained	(156,997)	(207,779)	(158,658)
Purchase of equipment	(47,499)	(101,483)	(64,177)
Drawdown of short-term loans	70,000	-
Interest expense on short-term loans	(2,197)	-

Hulunbeier Energy
Purchase of coal	(676,184)	(839,462)	(1,195,212)

Rizhao Power Company
Purchase of coal	(2,119,430)	(2,079,342)	(1,517,257)
Sales of electricity	2,743	-	-
Purchase of materials	(44,084)	(49,513)	-
Purchase of electricity	(4,822)	(4,443)	-
Sales of coal	524,979	119,757	-
Rental charge on lease of cetain property, plant and equipment	(13,337)	-	-
Agency fee income from purchase of coal	-	-	8,084

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

34.       RELATED PARTY BALANCES AND TRANSACTIONS (CONT’D)

(b)	Related party transactions (cont’d)

	For the year ended December 31,
	2011	2010	2009

Other subsidiaries of Huaneng Group
Agency income of the purchase of coal	-	-	28,680

Huaneng Hainan Power Co.,Ltd.
Sales of coal	-	71,526	-

Huaneng Suzhou Thermoelectric Power Company Ltd.
Sale of coal	70,338	90,593	-

Huaneng Wuhan Power Co.,Ltd.
Sales of coal	144,844	34,049

Huaneng Ruijin Power Generation Co., Ltd.
Sale of coal	238,297	681,372	-

Huaneng Property Co., Ltd.
Rental charge on office building	(96,485)	(65,295)	-

Hebei Huaneng Industrial Development Limited Liability Company
Purchase of coal	-	(8,185)	-

Inner Mongolia Power Fuel Co., Ltd.
Purchase of coal	-	(68,666)	-

North United Power Coal Transportation and Marketing Co., Ltd.
Purchase of coal	(196,430)	(21,755)	-

Gansu Huating Coal and Power Co., Ltd.
Purchase of coal	(2,364,518)	(1,463,619)	(396,642)

Huaneng Heilongjiang Power Generation Co., Ltd.
Service fee relating to the purchase of equipment	-	(520)	-

Huaneng Guicheng Trust
Drawdown of short-term loans	4,500,000	3,180,000	-
Interest expense on short-term loans	(246,747)	(55,150)	-

Huaneng Jinan Huangtai Power Generation Co., Ltd.
Purchase of power generation quota	-	(7,685)	-

Alltrust Insurance Company of China Limited
Premiums for property insurance	(158,937)	(138,208)	-

Huaneng Tibet Power Generation Co., Ltd.
Purchase of vehicles	-	(2,118)	-
Labor service	190	877	-

Huaneng Group Technology Innovation Center
Technical services and industry-specific technological project contracting services obtained	(27,750)	(47,210)	(42,400)

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

34.       RELATED PARTY BALANCES AND TRANSACTIONS (CONT’D)

(b)	Related party transactions (cont’d)

	For the year ended December 31,
	2011	2010	2009

Shanghai Time Shipping Company*
Purchase of coal	(93,290)	-	-
Service fee paid for transportation	(1,618,548)	-	-

Huaneng Chaohu Power Generation Co., Ltd.
Sale of coal	24,675	-	-

Huaneng Yantai Wind Power Co.,Ltd.
Sale of coal	29,892	-	-

China Huaneng Group Fuel Co., Ltd.
Purchase of coal	(497,806)	-	-

Dongying New Energy
Sale of fuel	127	-	-
Advance from Dongying New Energy	2,942

Huaneng Shanxi Qinling Power Co., Ltd.
Purchase of capacity quota	(244,000)	-	-

Huaneng Clean Energy.
Drawdown of short-term loans	100,000	-	-
Interest expense on short-term loans	(1,257)	-	-

Huaneng Jilin Company
Transfer of 100% equity interest in Huaneng Jilin Biological Power Generation Limited company (“Jilin Biological Power”) **	106,303	-	-

Jinling CCGT
Lending of short-term loans	(100,000)	-	-

IGCC
Advance from IGCC	1,310	-	-

*  In December 2010, the Company acquired 50% equity interest of Shanghai Time Shipping from HEC. As a result, transaction between the Company and Shanghai Time Shipping for the year ended December 31, 2011 were disclosed separately instead of included in transactions between the Company and HEC for the year ended December 31, 2010.

** On June 29, 2011, the Company entered into the Jilin Biological Power Interest Transfer Agreement with Huaneng Jilin Company and Huaneng Group, pursuant to which the Company agreed to transfer its 100% interest in Jilin Biological Power to Huaneng Jilin Company for a consideration of RMB 106.3 million.  The disposal of Jilin Biological Power resulted a loss of RMB 33.58 million.

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

Transactions with government-related enterprises

For the years ended December 31, 2011, 2010 and 2009, the Company and its domestic power subsidiaries sold substantially all their products to local government-related power grid companies. Please refer to Note 5 for details of sales information to major power grid companies. The Company and its domestic subsidiaries maintained most of its bank deposits in government-related financial institutions while lenders of most of the Company and its subsidiaries’ loans are also government-related financial institutions, associated with the respective interest income or interest expense incurred.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

34.       RELATED PARTY BALANCES AND TRANSACTIONS (CONT’D)

(b)	Related party transactions (cont’d)

For the years ended December 31, 2011, 2010 and 2009, other collectively-significant transactions with government-related enterprises also included a large portion of fuel purchases, property, plant and equipment construction and related labor employed.

(c)      Guarantees
	As of December 31,
	2011	2010
(i) Long-term loans guaranteed by
- Huaneng Group	631,733	964,995
- HIPDC	2,113,228	2,552,052
- Government-related enterprises	-	310,000
- Government-related bank	-	1,998,734

(ii) Long-term bonds guaranteed by
- HIPDC	4,000,000	4,000,000
- Government-related banks	6,000,000	6,000,000

(d)     Pre-tax benefits and social insurance of key management personnel

	For the year ended December 31,
	2011	2010	2009

Salaries	7,272	7,579	7,105
Pension	1,033	1,039	1,101
Total	8,305	8,618	8,206

(e)     Related party commitments

Related party commitments which were contracted but not recognized in balance sheet as of balance sheet dates are as follows:

(i) Capital commitments

	As of December 31,
	2011	2010
Xi’an Thermal and its subsidiaries	91,906	77,895
HEC and its subsidiaries	159,168	207,571
	251,074	285,466

(ii) Fuel purchase and transportation commitments

	As of December 31,
	2011	2010
Time Shipping	15,040	480,698
Huaneng Group Fuel Company	5,777	-
HEC and its subsidiaries	50,519	891,749
Huating Coal and Power	618,572	-
North United Power	5,959	62,406
Inner Mongolia Power	-	65,320
Hulunbeier Energy	1,545,872	17,974
	2,241,739	1,518,147

(iii) Operating lease commitments

	As of December 31,
	2011	2010

HIPDC	49,365	114,392
Huaneng Property Co., Ltd.	61,251	21,765
	110,616	136,157

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

35.       LABOR COST

Other than the salaries and staff welfare, the labor cost of the Company and its subsidiaries mainly comprises the following:

All PRC employees of the Company and its subsidiaries are entitled to a monthly pension upon their retirements. The PRC government is responsible for the pension liability to these employees on retirement. The Company and its subsidiaries are required to make contributions to the publicly administered retirement plan for their PRC employees at a specified rate, currently set at 14% to 22% (2010 and 2009: 14% to 22% and 18% to 22%) of the basic salary of the PRC employees. The retirement plan contributions paid by the Company and its subsidiaries for the year ended December 31, 2011 were approximately RMB 466 million (2010 and 2009: RMB 394 million and RMB 343 million), including approximately RMB 448 million (2010 and 2009: RMB 382 million and RMB 329 million) charged to profit or loss.

In addition, the Company and its subsidiaries have also implemented a supplementary defined contribution retirement scheme for PRC employees. Under this scheme, the employees are required to make a specified contribution based on the number of years of service with the Company and its subsidiaries, and the Company and its subsidiaries are required to make a contribution equal to two to four times the employees’ contributions. The employees will receive the total contributions upon their retirement. For the year ended December 31, 2011, the contributions to supplementary defined contribution retirement scheme paid by the Company and its subsidiaries amounted to approximately RMB 135 million (2010 and 2009: RMB 114 million and RMB 143 million), including approximately RMB 130 million (2010 and 2009: RMB 110 million and RMB 137million) charged to profit or loss.

SinoSing Power and its subsidiaries in Singapore appropriate a specified rate, currently set at 5% to 16% (2010 and 2009: 5% to 15% and 5% to 14.5%) of the basic salary to central provident funds in accordance with the local government regulations. The contributions paid by SinoSing Power and its subsidiaries for the year ended December 31, 2011 are approximately RMB 18.91 million (2010 and 2009: RMB 11.98 million and 10.94 million), which all charged to profit or loss.

The Company and its subsidiaries have no further obligation for post-retirement benefits beyond the annual contributions made above.

In addition, the Company and its subsidiaries also make contributions of housing funds and social insurance to the social security institutions at specified rates of the basic salary and no more than the upper limit. The housing funds and social insurance contributions paid by the Company and its subsidiaries were charged to the costs or expenses, the amounts of which for the year ended December 31, 2011 were approximately RMB 332 million (2010 and 2009: RMB 276 million and RMB 224 million) and RMB 355 million (2010 and 2009: RMB 301 million and RMB 235 million), respectively.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

36.       DIRECTORS’, SUPERVISORS’ AND SENIOR MANAGEMENT’ EMOLUMENTS (CONT’D)

(a)     Pre-tax benefits and social insurance of directors and supervisors

The remuneration of every director and supervisor of the Company for the year ended December 31, 2011 is set out below:

	Fees	Basic salaries	Performance salaries	Pension	Total
Name of director
Mr. Cao Peixi	-	-	-	-	-
Mr. Huang Long	-	-	-	-	-
Mr. Wu Dawei 1	-	-	-	-	-
Mr. Li Shiqi 2	-	-	-	-	-
Mr. Huang Jian	-	-	-	-	-
Mr. Liu Guoyue	-	331	463	101	895
Mr. Fan Xiaxia	-	331	463	101	895
Mr. Shan Qunying	48	-	-	-	48
Mr. Xu Zujian	48	-	-	-	48
Ms. Huang Mingyuan	48	-	-	-	48
Mr. Liu Shuyuan	48	-	-	-	48
Mr. Liu Jipeng 1	40	-	-	-	40
Mr. Yu Ning 1	40	-	-	-	40
Mr. Shao Shiwei	74	-	-	-	74
Mr. Zheng Jianchao 1	40	-	-	-	40
Mr. Wu Liansheng	74	-	-	-	74
Mr. Li Zhensheng 2	40	-	-	-	40
Mr. Qi Yudong 2	40	-	-	-	40
Mr. Zhang Shouwen 2	40	-	-	-	40
Sub-total	580	662	926	202	2,370

Name of supervisor
Mr. Guo Junming	-	-	-	-	-
Mr. Hao Tingwei 2	24	-	-	-	24
Ms. Zhang Mengjiao 2	-	-	-	-	-
Ms. Yu Ying 1	24	-	-	-	24
Ms. Wu Lihua 1	-	-	-	-	-
Mr. Gu Jianguo	48	-	-	-	48
Mr. Wang Zhaobin	-	109	330	84	523
Ms. Zhang Ling 4	-	45	136	35	216
Mr. Dai Xinmin 3	-	54	166	58	278
Sub-total	96	208	632	177	1,113
Total	676	870	1,558	379	3,483

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

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

36.       DIRECTORS’, SUPERVISORS’ AND SENIOR MANAGEMENT’ EMOLUMENTS (CONT’D)

(a)     Pre-tax benefits and social insurance of directors and supervisors (cond’t)

The remuneration of every director and supervisor of the Company for the year ended December 31, 2009 is set out below:

	Fees	Basic salaries	Performance salaries	Pension	Total

Name of director
Mr. Cao Peixi	-	-	-	-	-
Mr. Huang Long	-	-	-	-	-
Mr. Wu Dawei 5	-	-	131	-	131
Mr. Huang Jian	-	-	-	-	-
Mr. Liu Guoyue	-	161	539	104	804
Mr. Fan Xiaxia	-	161	539	104	804
Mr. Shan Qunying	48	-	-	-	48
Mr. Xu Zujian	48	-	-	-	48
Ms. Huang Mingyuan	48	-	-	-	48
Mr. Liu Shuyuan	48	-	-	-	48
Mr. Liu Jipeng	74	-	-	-	74
Mr. Yu Ning	74	-	-	-	74
Mr. Shao Shiwei	74	-	-	-	74
Mr. Zheng Jianchao	74	-	-	-	74
Mr. Wu Liansheng	74	-	-	-	74
Sub-total	562	322	1,209	208	2,301

Name of supervisor
Mr. Guo Junming	-	-	-	-	-
Ms. Yu Ying	48	-	-	-	48
Ms. Wu Lihua	-	-	-	-	-
Mr. Gu Jianguo	48	-	-	-	48
Mr. Wang Zhaobin	-	134	351	85	570
Mr. Dai Xinmin	-	133	351	84	568
Sub-total	96	267	702	169	1,234
Total	658	589	1,911	377	3,535

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

36.       DIRECTORS’, SUPERVISORS’ AND SENIOR MANAGEMENT’ EMOLUMENTS (CONT’D)

(a)     Pre-tax benefits and social insurance of directors and supervisors (cont’d)

1	Retired on May 17, 2011.

2	Appointed on May 17, 2011.

3	Mr. Dai Xinmin resigned from the capacity of supervisor on August 3, 2011.

4	Appointed on August 3, 2011.

5	In 2009, the emoluments received by Mr. Wu Dawei related to his annual bonus when he acted as general manager of Shanghai Branch of the Company between January and August 2008.

During the year, no option was granted to the directors or the supervisors (2010: nil).

During the year, no emolument was paid to the directors or the supervisors (including the five highest paid employees) as an inducement to join or upon joining the Company or as compensation for loss of office (2010: nil).

No director or supervisor had waived or agreed to waive any emoluments during the years 2011 and 2010.

(b)     Five highest paid individuals

The five individuals whose emoluments were the highest in the Company and its subsidiaries for the year include two (2010 and 2009: two and two) directors whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining three (2010 and 2009: three and three) individuals during the year (fell within the range of nil to RMB 1 million) are as follows:

	For the year ended December 31,
	2011	2010	2009
Basic salaries	844	880	441
Performance salaries	1,181	1,089	1,393
Pension	279	267	283
	2,304	2,236	2,117

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

37.       COMMITMENTS

(a)     Capital and operational commitments

(i)  Commitments mainly relate to the construction of new power projects, certain ancillary facilities and renovation projects for existing power plants and the purchases of coal. Details of such commitments are as follows:

	As of December 31,
	2011	2010
Contracted but not provided for
- purchase of inventories	16,105,660	13,107,284
- construction	18,355,294	23,893,570
Sub-total	34,460,954	37,000,854

Authorized but not contracted for
- construction	196,394	124,784

Total	34,657,348	37,125,638

(ii)  The Company and its subsidiaries have entered into various long-term fuel supply agreements with various suppliers in securing fuel supply for various periods up to 2028.  All the agreements require minimum volume purchases and subject to certain termination provisions. Related purchase commitments are as follows:

		2011		2010
	Periods	Purchase quantities	Estimated unit costs (RMB)	Purchase quantities	Estimated unit costs (RMB)

A government-related enterprise	2011 – 2023	486.9 million M3/year	1.63/m3	486.9 million M3/year	1.63/m3

Other suppliers	2011 – 2013	175.1 Billion British Thermal Unit (“BBtu”)/day	100,000/BBtu	175.1 BBtu/day	100,000/BBtu
	2014	90.0 BBtu/day	100,000/BBtu*	82.5 BBtu/day	100,000/BBtu*
	2015 – 2023	72.4 BBtu/day	*	64.9 BBtu/day	*
	2024 – 2028	49.9 BBtu/day	*	42.4 BBtu/day	*

* As the Company and its subsidiaries are not required to commit purchases of one of the contracts until 2014, no unit cost information available for daily purchase quantities of 72.4 BBtu and 72.4 BBtu and 49.9 BBtu during respective period categories of 2014; 2015 – 2023; and 2024 – 2028.

For the year ended December 31, 2011, annual purchases from the government-related enterprise and other suppliers above amounted to RMB 1,150 million (2010: RMB 738 million) and RMB 7,600 million (2010: RMB 5,692 million), respectively.

As of December 31, 2011 and 2010, there is no long-term commitment at Company level.

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

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

37.       COMMITMENTS (CONT’D)

(b)   Operating lease commitments (cont’d)

Total future minimum lease payments under non-cancelable operating leases are as follows:

	As of December 31,
	2011	2010
Land and buildings
- not later than 1 year	72,874	14,566
- later than 1 year and not later than 2 years	32,099	15,013
- later than 2 years and not later than 5 years	78,555	56,548
- later than 5 years	1,091,400	790,899
	1,274,928	877,026

In addition, in accordance with a 30-year operating lease agreement signed by Huaneng Dezhou Power Plant (“Dezhou Power Plant”) and Shandong Land Bureau for the land occupied by Dezhou Power Plant Phases I and II in June 1994, annual rental amounted to approximately RMB 30 million effective from June 1994 and is subject to revision at the end of the fifth year from the contract date. Thereafter, the annual rental is subject to revision once every three years. The increment for each rental revision is restricted to no more than 30% of the previous annual rental amount. For the years ended December 31, 2011 and 2010, the annual rentals both were approximately RMB 34 million.

38.       MATERIAL BUSINESS COMBINATIONS

2011 Business Combinations

In January 2011, the Company acquired 100% equity interest of Diandong Energy, 100% equity interest of Diandong Yuwang, 58.30% equity interest of Luoyuanwan Pier, 60.25% equity interest of Luoyuanwan Harbour and 73.46% equity interest of Ludao Pier from Shandong Power, and 39.75% equity interest of Luoyuanwan Harbour from Shandong Luneng Development Group Company Limited (“Luneng Development”). Both Shandong Power and Luneng Development are government-related enterprises.

The aggregate cash considerations of the above acquisitions amounted to RMB 7,465.13 million.

In addition, the Company also acquired the remaining 26.54% equity interest of Ludao Pier from the non-controlling shareholders at a consideration of RMB 65 million in January 2011.

The acquisition reflects the Company’s implementation of its development strategy which focuses on both green-field development and acquisition. Upon completion of the acquisitions above, the Company also further strengthened its coastal port operations and expanded the geographical coverage to Yunnan Province.

Fair value of total consideration transferred is as follows:

Purchase consideration:
– Cash consideration	7,530,127

Acquisition-related costs of RMB 5.71 million have been charged to the profit or loss for the year ended December 31, 2010.

In December 2011, the Company acquired 100% equity interest of Enshi Hydropower from Beijing Ance Hengxing Investment Limited Company, Zhuhai Jingyang Investment Limited Company, Wu Songling and Fang Xiaogui.

Fair value of total consideration transferred is as follows:

Purchase consideration:
– Cash consideration	227,000

Acquisition-related cost of RMB 0.32 million have been charged to the profit or loss for the year ended December 31, 2011.

Upon completion of the acquisition, the Company further expanded the geographical coverage of hydropower to Hubei Province.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

38.       MATERIAL BUSINESS COMBINATIONS (CONT’D)

2011 Business Combinations (cont’d)

The fair values of assets and liabilities arising from the acquisitions of Diandong Yuwang, Diandong Energy, Luoyuanwan Pier, Luoyuanwan Harbour, Ludao Pier and Enshi Hydropower and proportionate share of acquiree’s net assets by non-controlling interests on respective acquisition dates are as follows:

	Diandong Yuwang	Diandong Energy	Luoyuanwan Pier	Luoyuanwan Harbour	Ludao Pier	Enshi Hydropower	Total
Cash and cash equivalents	69,313	186,480	1,724	38,021	880	52,113	348,531
Property, plant and equipment	5,523,233	10,649,705	193,513	1,462,089	161,932	332,433	18,322,905
Land use rights	-	246,333	54,341	68,007	28,501	-	397,182
Mining rights*	278,318	1,644,337	-	-	-	-	1,922,655
Other non-current assets	312	141	332	690,081	12,007	-	702,873
Inventories	168,729	401,523	321	10,570	78	-	581,221
Receivables and other assets	329,426	587,284	35,639	137,402	54,595	14,608	1,158,954
Payables and other liabilities	(604,743)	(1,020,057)	(18,397)	(815,517)	(7,095)	(42,763)	(2,508,572)
Salary and welfare payables	(2,761)	(5,516)	(24)	(547)	(738)	-	(9,586)
Borrowings	(4,546,000)	(9,225,000)	(100,798)	(713,721)	(2,200)	(262,150)	(14,849,869)
Deferred income tax liabilities	(29,571)	(260,728)	(12,961)	(61,175)	(12,655)	(1,994)	(379,084)
Total identifiable net assets	1,186,256	3,204,502	153,690	815,210	235,305	92,247	5,687,210
Non-controlling interests	-	-	(64,089)	-	-	-	(64,089)
Goodwill	414,407	1,197,574	28,693	309,270	49,309	134,753	2,134,006
Consideration	1,600,663	4,402,076	118,294	1,124,480	284,614	227,000	7,757,127

* The mining rights are related to coal mining operations of Diandong Yuwang and Diandong Energy. As the coal mines are still under construction, no amortization was provided for the year ended December 31, 2011.

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
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

38.       MATERIAL BUSINESS COMBINATIONS (CONT’D)

2011 Business Combinations (cont’d)

The fair value of receivables and other assets includes accounts receivables and other receivables of RMB 669 million and RMB 459 million, respectively. The gross contractual amounts of accounts receivables and other receivables are RMB 672 million and RMB 461 million, respectively. Management estimated accounts receivables of RMB 669 million and other receivables of RMB 459 million to be collectible.

The revenue included in the consolidated statement of comprehensive income since acquisition dates contributed by acquisitions above was RMB 5,006.86 million. These acquisitions above also contributed a net loss of RMB 681.75 million over the same periods.

Had the acquisitions above been consolidated from January 1, 2011, the consolidated statement of comprehensive income would show unaudited revenue of RMB 133,432.97 million and unaudited net profit of RMB 1,177.85 million.

2010 Business Combinations

In December 2010, the Company acquired 100% equity interest of Zhanhua Cogeneration, 100% equity interest of Jilin Biological Power, 100% equity interest of Qingdao Port and 53% equity interest of Hualu Sea Transportation from Shandong Power, a government-related enterprise, at a consideration of RMB 1,159.874 million.

The acquisition reflects the Company’s implementation of its development strategy which focuses on both green-field development and acquisition. Upon completion of the acquisition, the operation scale and geographical coverage of the Company were expanded, and the acquisition achieved the combined synergy effect from the facilities of power and harbour.

Fair value of total consideration transferred is as follows:

Purchase consideration:
- Cash paid	1,159,874

Acquisition-related costs of RMB 0.89 million have been charged to the profit or loss for the year ended December 31, 2010.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

38.       MATERIAL BUSINESS COMBINATION (CONT’D)

2010 Business Combinations (cont’d)

The fair values of assets and liabilities arising from the acquisitions of Zhanhua Cogeneration, Hualu Sea Transportation, Qingdao Port and Jilin Biological Power and proportionate share of acquiree’s net assets by non-controlling interests on respective acquisition dates are as follows:

	Zhanhua Cogeneration	Hualu Sea Transportation	Qingdao Port	Jilin Biological Power	Total
Cash and cash equivalents	8,439	25,778	31,754	24,553	90,524
Property, plant and equipment	1,152,894	283,322	584,021	293,287	2,313,524
Land use rights	203,249	3,735	35,455	31,152	273,591
Other non-current assets	-	-	214	136	350
Inventories	28,110	3,969	-	7	32,086
Receivables	97,085	8,846	3,526	5,705	115,162
Payables	(354,737)	(66,596)	(179,132)	(46,115)	(646,580)
Salary and welfare payables	(2,022)	(4,242)	(556)	(1)	(6,821)
Borrowings	(950,000)	(20,000)	(110,000)	(200,000)	(1,280,000)
Deferred income tax liabilities	(66,624)	(6,542)	(16,320)	(3,169)	(92,655)
Total identifiable net assets	116,394	228,270	348,962	105,555	799,181
Non-controlling interests	-	(107,287)	-	-	(107,287)
Goodwill (Note 14)	291,734	34,913	107,002	34,331	467,980
Consideration	408,128	155,896	455,964	139,886	1,159,874
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

The revenue included in the consolidated statement of comprehensive income since acquisition dates contributed by above acquisitions was RMB 77.92 million. The acquisitions above also contributed a net loss of RMB 18.45 million over the same periods.

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

2009 business combinations(cont’d)

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

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

39.       CONTINGENT LIABILITY

As of December 31, 2011, Luoyuanwan Harbour, a subsidiary of the Company was involved in a pending lawsuit. Luoyuanwan Harbour entered into an assets transfer agreement with a consideration of RMB 96 million in prior year, pursuant to which Luoyuanwan Harbour has paid RMB 76.20 million. Due to disputes on the fulfilment of the agreement by the counterparty, the remaining consideration was not paid by December 31, 2011. The counterparty filed a lawsuit in October 2011 claiming the default by Luoyuanwan Harbour and a compensation approximated to RMB 37.33 million. Luoyuanwan Harbour filed a counterclaim in December 2011 claiming a compensation of RMB 57.82 million for the default of counterparty, which was accepted by the court. There had been no further progress on this pending lawsuit as of the date of these financial statements being approved for publication. As of December 31, 2011, the remaining consideration of RMB19.80 million was accrued according to the original contract, management considered no additional liability be required as of December 31, 2011. Meanwhile, the compensation claimed on the counterparty was not recognised in these financial statements as there in no final decision made by the court.

40.       SUBSEQUENT EVENT

The Company issued unsecured non-public debt financing instrument amounting to RMB 5 billion bearing annual interest rate of 5.24% on January 5, 2012. Such a debt financing instrument is denominated in RMB and issued at face value with maturity period of 3 years.

THIS PAGE IS INTENTIONALLY LEFT BLANK

Signature

The registrant hereby certificates that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Huaneng Power International, Inc.

By:	/s/ Gu Biquan
Name:	Gu Biquan
Title:	Vice President and Secretary to the Board

Date: April 19, 2012