Form 20-F
period 2012-12-31
HUANENG POWER INTERNATIONAL INC
filed 2013-04-17
CIK 929058

华能国际电力股份有限公司
HUANENG POWER INTERNATIONAL, INC.

Annual Report On Form 20-F
2012

As filed with the Securities and Exchange Commission on April 17, 2013

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ……………….

For the transaction period form ____________ to __________

Commission file number: 1-13314

华能国际电力股份有限公司
HUANENG POWER INTERNATIONAL, INC.
(Exact name of Registrant as specified in its charter)

PEOPLE’S REPUBLIC OF CHINA
(Jurisdiction of incorporation or organization)

HUANENG BUILDING
6 FUXINGMENNEI STREET, XICHENG DISTRICT, BEIJING, PEOPLE’S REPUBLIC OF CHINA
(Address of principal executive offices)

Mr. Du Daming
HUANENG BUILDING,
6 FUXINGMENNEI STREET, XICHENG DISTRICT, BEIJING, PEOPLE’S REPUBLIC OF CHINA
Tel: +86 (10) 6322 6999 Fax: +86 (10)6322 6888
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

_______________
* Not for trading, but only in connection with the registration of American Depositary Shares.

TABLE OF CONTENTS
Page
PART I		1
ITEM 1	Identity of Directors, Senior Management and Advisers	1
ITEM 2	Offer Statistics and Expected Timetable	1
ITEM 3	Key Information	1
A.	Selected financial data	1
B.	Capitalization and indebtedness	2
C.	Reasons for the offer and use of proceeds	2
D.	Risk factors	3
ITEM 4	Information on the Company	9
A.	History and development of the Company	9
B.	Business overview	10
C.	Organizational structure	20
D.	Property, plants and equipment	21
ITEM 4A	Unresolved Staff Comments	39
ITEM 5	Operating and Financial Review and Prospects	39
A.	General	39
B.	Operating results	41
C.	Financial position	52
D.	Liquidity and cash resources	53
E.	Trend information	57
F.	Employee benefits	58
G.	Guarantees and pledges on loans and restricted assets	58
H.	Off-balance sheet arrangements	59
I.	Performance of significant investments and their prospects	59
J.	Tabular disclosure of contractual obligations and commercial commitments	59
K.	Sensitivity analysis to impairment test	60
L.	Business plan	60
ITEM 6	Directors, Senior Management and Employees	60
A.	Directors, members of the supervisory committee and senior management	60
B.	Compensation for Directors, Supervisors and Executive Officers	64
C.	Board practice	65
D.	Employees	66
E.	Share ownership	66
ITEM 7	Major Shareholders and Related Party Transactions	67
A.	Major shareholders	67
B.	Related party transactions	68
C.	Interests of experts and counsel	74
ITEM 8	Financial Information	74
A.	Consolidated statements and other financial information	74
B.	Significant changes	74
ITEM 9	The Offer and Listing	75
A.	Offer and listing details and markets	75
ITEM 10	Additional Information	76
A.	Share capital	76
B.	Memorandum and articles of association	76
C.	Material contracts	81
D.	Exchange controls	81
E.	Taxation	82
F.	Dividends and paying agents	86
G.	Statement by experts	86
H.	Documents on display	86
I.	Subsidiary information	86
ITEM 11	Quantitative and Qualitative Disclosures About Market Risk	86
ITEM 12	Description of Securities Other than Equity Securities	89
PART II		91
ITEM 13	Defaults, Dividend Arrearages and Delinquencies	91
ITEM 14	Material Modifications to the Rights of Security Holders and Use of Proceeds	91
ITEM 15	Controls and Procedures	91
ITEM 16	Reserved	92
ITEM 16A	Audit Committee Financial Expert	92

i

INTRODUCTION

We maintain our accounts in Renminbi yuan (“Renminbi” or “RMB”), the lawful currency of the People’s Republic of China (the “PRC” or “China”). References herein to “US$” or “U.S. Dollars” are to United States Dollars, references to “HK$” are to Hong Kong Dollars, and references to “S$” are to Singapore Dollars. References to ADRs and ADSs are to American Depositary Receipts and American Depositary Shares, respectively. Translations of amounts from Renminbi to U.S. Dollars are solely for the convenience of the reader. Unless otherwise indicated, any translations from Renminbi to U.S. Dollars or from U.S. Dollars to Renminbi were translated at the average rate announced by the People’s Bank of China (the “PBOC Rate”) on December 31, 2012 of US$1.00 to RMB6.2855. No representation is made that the Renminbi or U.S. Dollar amounts referred to herein could have been or could be converted into U.S. Dollars or Renminbi, as the case may be, at the PBOC Rate or at all.

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

References to “Huaneng Group” are to China Huaneng Group.

References to the “key contracts” refer to coal purchase contracts entered into between the Company and coal suppliers for the amount of coals at the annual national coal purchase conferences attended by, among others, representatives of power companies, coal suppliers and railway authorities. These conferences were coordinated and sponsored by National Development and Reform Commission (“NDRC”). The Company enjoys priority railway transportation services with respect to coal purchased under such contracts. Starting from 2008, NDRC ceased to coordinate annual national coal purchase conference. At the end of each year subsequent to 2008, the Ministry of Railways will promulgate the railway transportation capacity plan for the next year. References to the “key contracts” for the year 2008 and thereafter refer to coal purchase contracts entered into between the Company and coal suppliers under the guidance of such railway transportation capacity plan, which, once confirmed by the Ministry of Railways, secures the railway transportation capacity for the coal purchased thereunder. Starting from the beginning of 2013, key contracts were terminated pursuant to a notice issued by the PRC Government in December 2012.

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

ITEM 2                 Offer Statistics and Expected Timetable

Not applicable.

ITEM 3                 Key Information

A.           Selected financial data

Our consolidated balance sheet data as of December 31, 2012 and 2011 and the consolidated income statement and cash flow data for each of the years in the three-year period ended December 31, 2012 are derived from the historical financial statements included herein. Our consolidated balance sheet data as of December 31, 2010, 2009 and 2008 and income statement and cash flow data for each of the years in the two-year period ended December 31, 2009, are derived from the historical financial statements not included herein. The Selected Financial Data should be read in conjunction with the consolidated financial statements and “Item 5 - Operating and Financial Review and Prospects”. The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The Selected Financial Data may not be indicative of future earnings, cash flows or financial position.

	Year Ended December 31,
	2008	2009	2010	2011	2012
RMB in thousands except per share data	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)

Income Statement Data
IFRS

Operating revenue	67,835,114	76,862,896	104,318,120	133,420,769	133,966,659
Tax and levies on operations	(106,385)	(151,912)	(147,641)	(484,019)	(672,040)
Operating expenses	(68,964,955)	(67,537,281)	(95,541,488)	(124,189,148)	(116,337,679)

Profit/ (Loss) from operations	(1,236,226)	9,173,703	8,628,991	8,747,602	16,956,940
Interest income	83,522	60,397	89,026	166,183	175,402
Financial expenses, net	(3,707,943)	(4,309,325)	(5,194,585)	(7,659,712)	(9,063,875)
Other investment income	51,061	56,675	60,013	93,460	187,131
Gain/ (Loss) on fair value changes of financial assets/ liabilities	(54,658)	(33,638)	11,851	(727)	(1,171)
Share of profits of associates / jointly controlled entities	72,688	756,164	568,794	703,561	622,358
Profit/ (Loss) before income tax expense	(4,791,556)	5,703,976	4,164,090	2,050,367	8,876,785
Income tax (expense)/benefit	239,723	(593,787)	(842,675)	(868,927)	(2,510,370)
Net profit/ (loss)	(4,551,833)	5,110,189	3,321,415	1,181,440	6,366,415

Attributable to:
Equity holders of the Company	(3,937,688)	4,929,544	3,347,985	1,180,512	5,512,454
Non-controlling interests	(614,145)	180,645	(26,570)	928	853,961
Basic earnings/(loss) per share	(0.33)	0.41	0.28	0.08	0.39
Diluted earnings/(loss) per share	(0.33)	0.41	0.28	0.08	0.39

	As of December 31,
	2008	2009	2010	2011	2012
RMB in thousands	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)

Balance Sheet Data
IFRS

Current assets	20,018,177	24,189,765	31,556,149	36,417,338	36,086,261
Property, plant and equipment	116,737,198	140,777,336	155,224,597	177,968,001	177,013,627
Available-for-sale financial assets	1,524,016	2,555,972	2,223,814	2,301,167	3,052,822
Investments in associates / jointly controlled entities	8,758,235	9,568,576	11,973,216	13,588,012	14,596,771
Land use rights and other non-current assets	3,643,431	4,911,678	9,541,540	8,820,722	9,316,455
Power generation licence	3,811,906	3,898,121	4,105,518	3,904,056	4,084,506
Deferred income tax assets	316,699	374,733	672,475	526,399	532,387
Goodwill	11,108,096	11,610,998	12,640,904	13,890,179	14,417,543
Total assets	165,917,758	197,887,179	227,938,213	257,415,874	259,100,372
Current liabilities	(52,486,200)	(59,581,608)	(83,636,880)	(96,597,620)	(93,594,320)
Non-current liabilities	(70,871,605)	(87,657,451)	(81,875,861)	(101,260,501)	(99,545,710)
Total liabilities	(123,357,805)	(147,239,059)	(165,512,741)	(197,858,121)	(193,140,030)
Total equity	42,559,953	50,648,120	62,425,472	59,557,753	65,960,342

	Year Ended December 31,
	2008	2009	2010	2011	2012
RMB in thousands except per share data	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)
Cash Flow Data
IFRS

Purchase of property, plant and equipment	(27,893,520)	(22,426,098)	(20,704,224)	(16,673,632)	(15,474,614)
Net cash provided by operating activities	5,185,893	14,980,990	18,066,724	20,949,155	26,928,082
Net cash used in investing activities	(47,957,065)	(24,880,261)	(26,980,538)	(21,664,831)	(15,309,604)
Net cash provided by / (used in) financing activities	41,255,291	9,503,886	13,063,323	69,648	(9,816,900)

Other Financial Data
IFRS

Dividend declared per share	0.10	0.21	0.20	0.05	0.21
Number of ordinary shares (‘000)	12,055,383	12,055,383	14,055,383	14,055,383	14,055,383
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

Furthermore, the PRC Government started in 2009 to promote the practice of direct power purchase by large power end-users. Pursuant to the circular jointly issued by NDRC, the State Electricity Regulatory Commission (“SERC”) and China National Energy Administration in June 2009, the direct power purchase price consists of direct transaction price, on-grid dispatch and distribution price and governmental levies and charges, in which the direct transaction price shall be freely determined through negotiation between the power generation company and the large power end-user. The price of direct power purchase shall be subject to the demand in the power market, and may increase due to power supply shortfall. Furthermore, the scale and mode of the transaction are also subject to the structure and level of development of local economy. In terms of power generation company engaged in direct power purchase, direct power sales constitute a portion of the total power sales, thus affecting the on-grid power sales of the company. In 2012, the PRC Government continued the reform in the area of direct power purchase by large power end-users. Although the direct power purchase may act as an alternative channel for our power sales, there is uncertainty as to the effect of the practice of direct power purchase over our operating results.

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

In August 2007, General Office of the State Council issued a notice, providing that the energy saving and electricity dispatch shall consolidate with the development of the power market, which optimize the power market. In October 2008, the SERC approved the trial implementation of the policy of energy saving and electricity dispatch in certain pilot provinces. In 2012, the PRC Government continued promoting the policy of energy saving and electricity dispatch. There can be no assurance that such implementation will not results in any decrease in the amount of the power dispatched of any of our power plants.

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

In 2012, the PRC Government continued the reform in power industry. In December 2012, the PRC Government issued a notice to further reform coal pricing mechanism, which mandated (1) the termination of all key coal purchase contracts between power generation companies and coal suppliers, and the abolition of national guidance of railway transportation capacity plan, and (2) the cancellation of the dual-track coal pricing system, effective from January 1, 2013. For a detailed discussion of the reform, see “Item 4 Information of the Company-B. Business Overview – Pricing Policy”. There can be no assurance that such coal pricing reform will not adversely affect our results of operation. It is expected that the PRC Government will continue to promote the reform in power industry during the “Twelfth Five-Year Plan” period. The further reform will not only bring opportunities to power industry but also intensify the competition which may adversely affect our business.

We are effectively controlled by Huaneng Group and HIPDC, whose interests may differ from those of our other shareholders

Huaneng Group, directly or through its wholly-owned subsidiaries, holds 15.29% of our total outstanding shares, and HIPDC directly holds 36.05% of our total outstanding shares. As Huaneng Group is HIPDC’s parent company, they may exert effective control over us acting in concert. Their interests may sometimes conflict with those of our other minority shareholders. There is no assurance that Huaneng Group and HIPDC will always vote their shares, or direct the directors nominated by them to act in a way that will benefit our other minority shareholders.

Disruption in coal supply and its transportation as well as increase in coal price may adversely affect the normal operation of our power plants

A substantial majority of our power plants are fueled by coal. We have obtained coal for our power plants through a combination of purchases pursuant to the key contracts and purchases in the open market. We have not experienced shutdowns or reduced electricity generation caused by inadequate coal supply or transportation services, there can be no assurance that, in the event of national coal supply shortfalls, our operations will not be adversely affected. In addition, our results of operations are sensitive to the fluctuation of coal price. Since 2003, the continuous increase of coal price has increased our costs substantially and caused our profits to decline. Although the coal price decreased substantially in 2012, there is no assurance that coal price will not increase in the future or no assurance that we would adjust our power tariff to pass on the increase of coal price to our customers. Although the government has established a coal-electricity price linkage mechanism to allow power generation companies to increase their power tariffs to cope with the increase of coal price, the implementation of the mechanism involves significant uncertainties. For a detailed discussion of the coal-electricity price linkage mechanism, see “Item 4 Information of the Company – B. Business Overview – Pricing Policy”.

Starting from 2013, the NDRC will no longer issue inter-provincial guidance of railway transportation capacity plan and all key coal purchase contracts between power generation companies and coal suppliers were terminated. The coal price will be determined based on free negotiation between power companies and coal suppliers, and the amount of coal supply will be determined based on free negotiation between power companies and railway authorities, which increases the uncertainty of the coal supply and the coal price and may adversely affect our operations.

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

Substantial capital is required for investing in or acquiring new power plants and failure to obtain capital on reasonable commercial terms will increase our finance cost and cause delay in our expansion plans

An important component of our growth strategy is to develop new power plants and acquire operating power plants and related development rights from HIPDC, Huaneng Group or other companies on commercially reasonable terms. Our ability to arrange financing and the cost of such financing depend on numerous factors, including general economic and capital market conditions, credit availability from banks or other lenders, investor confidence in us and the continued success of our power plants. Although we have not been materially affected by inflation in the past, there is no assurance that we would not be affected in the future. Since the beginning of 2012, the PRC Government adopted a more relaxed monetary policy, and the People’s Bank of China, or the PBOC, has decreased twice the reserve requirement ratio by 100 basis points for the PRC financial institutions from January 1, 2012 to December 31, 2012. In addition,  the PBOC decreased the benchmark one-year lending interest rates two times by 56 basis points from January 1, 2011 to December 31, 2012. Though the PBOC decreased the reserve requirement ratio for the PRC financial institutions and the benchmark one-year lending interest rates, respectively, there is no assurance that the lending interest rate will not further increase in the future if the PRC Government decides to  tighten its monetary policy. As a result, we may not be able to carry out our expansion plans due to the failure to obtain financing or the increase of financing costs. Furthermore, although we have historically been able to obtain financing on terms acceptable to us, there can be no assurance that financing for future power plant developments and acquisitions will be available on terms acceptable to us or, in the event of an equity offering, that such offering will not result in substantial dilution to existing shareholders.

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

If the PRC Government adopts new and stricter environmental laws and additional capital expenditure is required for complying with such laws, the operation of our power plants may be adversely affected and we may be required to make more investment in compliance with these environmental laws

Most of our power plants, like all coal-fired power plants, discharge pollutants into the environment. We are subject to central and local government environmental protection laws and regulations, which currently impose base-level discharge fees for various polluting substances and graduated schedules of fees for the discharge of waste substances. The amount of discharge fees shall be determined by the local environmental protection authority based on the periodic inspection of the type and volume of pollution discharges. In addition, such environmental protection laws and regulations also set up the goal for the overall control on the discharge volume of key polluting substances. These laws and regulations impose fines for violations of laws, regulations or decrees and provide for the possible closure by the central government or local government of any power plant which fails to comply with orders requiring it to cease or cure certain activities causing environmental damage. In 2007, the PRC Government issued additional policies on discharge of polluting substances and on desulphurization for coal-fired generating units. Certain provinces have raised the rates of waste disposal fees since 2008. In 2012, the new and more stringent standards on discharge of polluting substances by thermal power plants promulgated by the PRC Government in 2011 came into effect, which also require newly commenced thermal power plants to equip all units with denitrification facilities and all existing termal power plants to be modified with denitrification facilities equipped on all units by the end of 2015. Such stringent standards, together with the increase in the discharge fees, will result in the increases in the environmental protection expenditure and operating costs of power plants and may have adverse impact on our operating results.

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

On March 16, 2007, the Enterprise Income Tax Law of PRC, or the New Enterprise Income Tax Law, was enacted, and became effective on January 1, 2008. The New Enterprise Income Tax Law imposes a uniform income tax rate of 25% for domestic enterprises and foreign invested enterprises. Therefore, our power plants subject to a 33% income tax rate prior to January 1, 2008 are subject to a lower tax rate of 25% starting on January 1, 2008. With regard to our power plants entitled to a reduced enterprise income tax rate of 15% prior to January 1, 2008, their effective tax rate is being gradually increased to 25% within a five-year transition period commencing on January 1, 2008. Accordingly, the effective tax rate of our wholly-owned power plants will increase over time. In addition, although our power plants entitled to tax exemption and reduction under the income tax laws and regulations that are effective prior to the the New Enterprise Income Tax Law will continue to enjoy such preferential treatments until the expiration of the same, newly established power plants will not be able to benefit from such tax incentives, unless they can satisfy specific qualifications, if any, provided by then effective laws and regulations on preferential tax treatment.

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

Fluctuations in exchange rates could have an adverse effect on our results of operations and your investment

As a power producer operating mainly in China, we collect most of our revenues in Renminbi and have to convert Renminbi into foreign currencies to (i) repay some of our borrowings which are denominated in foreign currencies, (ii) purchase foreign made equipment and parts for repairs and maintenance, (iii) purchase fuel from overseas suppliers, and (iv) pay out dividend to our overseas shareholders.

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

Since June 2010, Renminbi has appreciated slowly against the U.S. dollar again. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. There remains significant international pressure on the PRC Government to further liberalize its currency policy, which could result in further fluctuations in the value of the Renminbi against the U.S. dollar. However, there is no assurance that there will not be a devaluation of Renminbi in the future. If there is such devaluation, our debt servicing cost will increase and the return to our overseas investors may decrease.

Our revenues from SinoSing Power Pte. Ltd. (“SinoSing Power”) and its subsidiaries are collected in Singapore dollar. However, commencing from 2008, the operating results of SinoSing Power and its subsidiaries are consolidated into our financial statements, which use Renminbi as the functional currency and presentation currency. As a result, we are exposed to foreign exchange fluctuations between Renminbi and Singapore dollar. Appreciation of Renminbi against Singapore dollar may cause a foreign exchange loss upon conversion of SinoSing Power and its subsidiaries’ operating results denominated in Singapore dollar into Renminbi, which may have adverse impact on our operation results.

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Auditors of companies that are registered with the US Securities and Exchange Commission and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the US Public Company Accounting Oversight Board (United States) (the “PCAOB”) and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Because we have substantial operations within the People’s Republic of China and the PCAOB is currently unable to conduct inspections of the work of our auditors as it relates to those operations without the approval of the Chinese authorities, our auditor’s work related to our operations in China is not currently inspected by the PCAOB.

This lack of PCAOB inspections of audit work performed in China prevents the PCAOB from regularly evaluating audit work of any auditors that was performed in China including that performed by our auditors. As a result, investors may be deprived of the full benefits of PCAOB inspections.

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

Risks relating to the PRC

China’s economic, political and social conditions as well as government policies could significantly affect our business

As of December 31, 2012, the majority of our business, assets and operations are located in China. The economy of China differs from the economies of most developed countries in many respects, including government involvement, level of development, economy growth rate, control of foreign exchange, and allocation of resources.

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

Our operations in Singapore depend on market demand and are subject to competition. Power demand grew moderately in 2012 over 2011. The future growth is highly dependent on sustained recovery in the Singapore’s and global economy. The liberalization of Singapore’s power market and the further deregulation of its power industry have resulted in more intense competition among the power generation companies in Singapore. Tuas Power Group, or Tuas Power, one of our wholly-owned business units, is one of the three largest power generation companies in Singapore. If Tuas Power is unable to compete successfully against other power generation companies in Singapore, its business, prospects, financial condition and results of operations may be adversely affected. Existing incumbents, including Tuas Power Generation Pte Ltd (“TPG”) , and a new entrant have embarked on repowering and new-build capacities in line with the planned development of Singapore’s first Liquefied Natural Gas (“LNG”) Regasification Terminal.

Regulatory changes of the vesting regime in Singapore could expose Tuas Power to electricity price volatility and adversely affect its business and results of operations.

Tuas Power derives its revenue mainly from sale of electricity to the National Electricity Market of Singapore (the “NEMS”) through a bidding process and vesting contracts under which a significant portion of power sales is predetermined by the Energy Market Authority (the “EMA”). The vesting contract regime in Singapore is targeted at mitigation of market power in the wholesale electricity spot market. The regime achieves this objective by assigning a quantity of vesting contracts to generating companies, thereby limiting their incentives to exercise whatever level of market power they may possess. Vesting contracts are a form of bilateral contract imposed/vested on the major power generation companies in Singapore. Vesting contract price is set by the EMA, which is Singapore’s power market regulator. Vesting contract price is set at the long run marginal cost of the most efficient base-loaded technology plant employed in Singapore and is reviewed every two years. On a quarterly basis, the EMA allows for the vesting contract price to be adjusted to account for inflation and changes in fuel prices. Such mechanism helps protect the profit margins of the power generating companies in the Singapore market such as Tuas Power to a large degree. The quantity of each power generation company’s capacity reserved for vesting contracts depends on the proportion of such power generation company’s capacity to total capacity in the NEMS system. The contract quantity and price are recalculated every three months.  For the period from January 1, 2012 to December 31, 2012, power sold through vesting contracts represented approximately 53% of Tuas Power’s total power sold. As an important governmental policy in Singapore’s power market, vesting contracts may continue as long as the EMA considers that high market concentration persists and that power generation companies may potentially exercise their market power. A review was carried out in 2012 and vesting contract levels will be reduced in 2013 and 2014 in view of increased competition from new plants being built by players other than the dominant generating companies.

The fuel cost of Tuas Power is exposed to volatility of international fuel price and foreign currency risk

The fuel for Tuas Power consists of oil and gas. Since the procurement price of gas is closely linked to oil price, the fuel cost of Tuas Power is exposed to the volatility of international oil price. In addition, the commitments for the purchase of fuel are denominated in U.S. dollars, which further exposes Tuas Power to foreign currency risk. Any increase in fuel price due and appreciation of the U.S. dollar against the Singapore dollar will translate into an increase in fuel cost for Tuas Power. Some of this increase can be pass through electricity sale contracts while fuel and foreign exchange hedging strategies done appropriately will mitigate the impact of such increase. No assurance can be given that such increase will not adversly affect results of its operation. Tuas Power is highly dependent upon the import of gas via pipelines from Indonesia. Any disruption of such supply would impact the normal operation of Tuas Power significantly. Although Tuas Power has further contracted to buy liquefied natural gas for its incremental needs in the future. There can be no assurance that, in the event of fuel supply shortfalls, Tuas Power’s operations will not be adversely affected.

ITEM 4                 Information on the Company

A.           History and development of the Company

Our legal and commercial name is Huaneng Power International, Inc. Our head office is at Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, People’s Republic of China and our telephone number is (8610) 63226999. We were established in June 1994 as a company limited by shares organized under the laws of the People’s Republic of China.

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

On December 31, 2009, we entered into an equity transfer contract with Shandong Electric Power Corporation (“Shandong Power”) and Shandong Luneng Development Group Company Limited (“Luneng Development”) to acquire various interests and preliminary stage projects in nine entities. As of December 31, 2010, the operating results of four of the nine entities were consolidated into ours. In 2011, we have completed the acquisition and the operating results of all the nine entities were consolidated into ours.

On January 4, 2011, we entered into an equity transfer agreement relating to the acquisition of Fushun Suzihe Hydropower Development Company Limited (“Fushun Suzihe Hydropower”) with its existing shareholders, pursuant to which we agreed to acquire the entire equity interest in Fushun Suzihe Hydropower with an aggregate consideration of RMB50 million. Fushun Suzihe Hydropower has a planned hydropower capacity of 37.5 MW (3 x 12.5 MW), which is under construction and is expected to commence operation by 2012. In September 2012, unit I of Suzihe Hydropower passed trial run.

On June 29, 2011, we entered into an equity transfer agreement relating to the transfer of Huaneng Jilin Biological Power Generation Limited Company (“Jilin Biological”) with Huaneng Jilin Power Generation Co., Ltd. and Huaneng Group, pursuant to which we agreed to transfer the entire equity interest in Jilin Biological with an aggregate consideration of approximately RMB106 million.

On August 9, 2011, we entered into a capital increase agreement with China Huaneng Finance Limited Liability Company (“Huaneng Finance”), pursuant to which we subscribed for its own part of the newly increased registered capital of Huaneng Finance for a consideration of RMB600 million. The equity interest held by us in Huaneng Finance remains unchanged, representing 20% of the equity interests of Huaneng Finance.

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

On January 11, 2013, we entered into an equity transfer agreement with Huaneng Group, pursuant to which we agreed to acquire a 50% interest in China Huaneng Group Fuel Co., Ltd. (“Fuel Company”) from Huaneng Group for a consideration of approximately RMB108 million. On the same day, we entered into a capital increase agreement with Huaneng Group and the Fuel Company, pursuant to which we agreed to make a capital injection of RMB1.4 billion into the Fuel Company after the completion of the acquisition.

As resolved at the 2010 annual general meeting held on May 17, 2011, our company has been given a mandate to issue within the PRC short-term notes of a principal amount not exceeding RMB10 billion (in either one or multiple tranches) within 12 months from the date on which the shareholders’ approval was obtained. On September 19, 2011, we issued one tranche of short-term notes in the amount of RMB5 billion with a maturity period of 366 days, a unit face value of RMB100 and an interest rate of 6.04%. On April 17, 2012, we issued a second tranche of short-term notes in the amount of RMB5 billion with a maturity period of 365 days, a unit face value of RMB100 and an interest rate of 4.41%.

As resolved at the 2010 annual general meeting held on May 17, 2011, our company has been given a mandate to apply to the competent authority for a quota of the non-public issuance of debt financing instruments with a principal amount not exceeding RMB10 billion within 12 months from the date of obtaining an approval at the general meeting (to be issued within such period on a rolling basis). On September 8, 2011, we received the approval from the competent authority. On November 7, 2011, we completed the issuance of the first tranche of non-public issuance of debt financing instruments in the amount of RMB5 billion with a maturity period of 5 years, a unit face value of RMB100 and an interest rate of 5.74%. On January 5, 2012, we completed the issuance of the second tranche of the non-public issuance of debt financing instruments in the amount of RMB5 billion with a maturity period of 3 years, a unit face value of RMB100 and an interest rate of 5.24%.

As resolved at the 2010 annual general meeting on May 17, 2011, our company has been given a mandate to apply to the National Association of Financial Market Institutional Investors for a quota to issue super short-term debentures of a principal amount not exceeding RMB20 billion. On May 9, 2012, we received a notification on acceptance of registration from the National Association of Financial Market Institutional Investors, accepting the registration of our super short-term debentures. On June 5, 2012, July 10, 2012, August 17, 2012 and September 13, 2012, respectively, we issued four tranches of the super short-term debentures, each in the amount of RMB5 billion with a maturity period of 270 days, a unit face value of RMB100 and an interest rate of 3.35%, 3.32%, 3.70% and 3.99%, respectively.

As resolved at the 2011 annual general meeting on June 12, 2012, our company has been given a mandate to issue within the PRC short-term notes of a principal amount not exceeding RMB15 billion within 12 months from the date on which the shareholders’ approval was obtained. On November 6, 2012, we issued the first tranche of the short-term notes in the amount of RMB5 billion with a maturity period of 365 days, a unit face value of RMB100 and an interest rate of 4.42%. On December 7, 2012, we issued the second tranche of the short-term notes in the amount of RMB5 billion with a maturity period of 365 days, a unit face value of RMB100 and an interest rate of 4.58%.

As resolved at the 2010 Annual General Meeting on May 17, 2011, our company has been given a mandate to issue in one or multiple tranches financing instruments of RMB-denominated debt instruments of a principal amount up to RMB5 billion in or outside PRC within 12 months from the date of approval at the general meeting. On April 19, 2012, we received an approval regarding the issuance of RMB-denominated debt instruments in Hong Kong in the sum of RMB5 billion issued by the NDRC, approving our company to issue the RMB-denominated debt instruments in Hong Kong in an aggregate amount of up to RMB5 billion, with an effective period of one year from the date of approval. On January 30, 2013, our company and the managers entered into a subscription agreement in relation to the proposed issuance of RMB1.5 billion bonds due 2016 with an interest rate of 3.85% (“RMB Bonds”). The RMB Bonds are listed and traded on the Hong Kong Stock Exchange effective from February 6, 2013.

As resolved at the 2011 annual general meeting on June 12, 2012, our company has been given a mandate to apply to the National Association of Financial Market Institutional Investors for a quota to issue super short-term notes with a principal amount not exceeding RMB30 billion on a rolling basis. On January 29, 2013, we received a Notification on Acceptance of Registration from the National Association of Financial Market Institutional Investors, accepting the registration of the super short-term notes. On February 27, 2013, we issued the first tranche of the super short-term notes in the amount of RMB5 billion with a maturity period of 270 days, a unit face value of RMB100 and an interest rate of 3.80%. On April 3, 2013, we issued the second tranche of the super short-term notes in the amount of RMB5 billion with a maturity period of 270 days, a unit face value is RMB100 and an interest rate of 3.90%.

See “Item 5 Operating and Financial Review and Prospects — Liquidity and Cash Resources” for a description of our principal capital expenditures since the beginning of the last three financial years.

B.           Business overview

We are one of the China’s largest independent power producers. As of March 31, 2013, we had controlling generating capacity of 63,857 MW, and a total generating capacity of 57,273 MW on an equity basis.

Operations in China

We are engaged in developing, constructing, operating and managing power plants throughout China. Our domestic power plants are located in 19 provinces, provincial-level municipalities and autonomous regions. We also have a wholly-owned power plant in Singapore.

In 2012, we made new progress on many aspects including power generation, energy saving, environmental protection and project development. We exploited the favorable timing of a fall in coal price, overcame difficulties posed by sluggish demand for electricity and intensified market competition, reacted proactively, strengthened the management, thereby recorded remarkable growth in operating results and maintained its leading position in industry with regard to the relevant energy saving indicators. We managed to fulfill the duties of providing sufficient, reliable and green energy to the society. The operation of Tuas Power in Singapore was stable. Our profitability and ability for substainable development have been enhanced.

In the year of 2012, new generating units with a total installed capacity of 4,854 MW were put into commercial operations. In 2012, our total domestic power generation from all operating power plants on a consolidated basis amounted to 302.433 billion kWh, representing a 3.55% decrease from 2011. The annual average utilization hours of our thermal generating units reached 5,114 hours, 149 hours above the average rate of the thermal generating units in China. Our fuel cost per unit of power sold by domestic power plants decreased by 7.60% from the previous year to RMB249.82 per MWh.

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

Operations in Singapore

Tuas Power , one of our wholly-owned business units, operates in Singapore and is engaged in the business of generation, wholesale and retail of power and other relating utilities. Tuas Power comprises of Tuas Power Ltd (“TPL”), the investment holding company, and seven subsidiaries. Among those subsidiaries, TPG is the electricity generation company that owns 100% of Tuas Power Supply Pte Ltd (“TPS”), which is the retail arm of TPG. We have consolidated Tuas Power’s results of operations since March 2008. The total assets and revenue of Singapore operations represented approximately 12% and 15%, respectively, of our total assets and revenue as of and for the year ended December 31, 2012.  In 2012, the power generated by Tuas Power in Singapore accounted for 25.24% of the total power generated in Singapore, representing a decrease of 1.88 percentage points from 2011.

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

Approval process

Prior to July 2004, any project proposal and supporting documents for new power plants must first be submitted to the NDRC for approval and then be submitted to the State Council. In July 2004, the State Council of the PRC reformed the fixed asset investment regulatory system in China. Under the new system, new projects in the electric power industry that do not use government funds will no longer be subject to the examination and approval procedure. Instead, they will only be subject to a confirmation and registration process. Coal-fired projects will be subject to confirmation by the NDRC. Wind power projects with installed capacity of 50 MW or above shall be subject to confirmation and registration with the relevant department of the central government while wind power project with installed capacity lower than 50 MW shall be subject to confirmation and registration with relevant local government departments. Wind power projects confirmed by local government departments at provincial level shall also be filed with the NDRC and China National Energy Administration.

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

Pursuant to the Interim Rules to Promote Structural Adjustment of Industries issued in December 2005 and Guidance Catalogue for Structural Adjustment of Industries effective on June 1, 2011, our power plants construction projects with independent legal person status belonging to an encouraged category of investments are eligible for exemption from import duty and related value-added tax with regard to the imported equipments used in such projects, subject to the approval of the relevant government authorities.

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

Development of Power Plants in Singapore

The Singapore electricity industry had traditionally been vertically integrated and owned by the government.  Since 1995, steps have been taken to liberalize the power industry, including the incorporation of the Public Utilities Board (“PUB”) in 1995, establishment of Singapore Electricity Pool (“SEP”) in 1998, formation of Energy Market Authority (“EMA”) in 2001, and the evolvement of the SEP into the New Electricity Market of Singapore (“NEMS”)

in 2003. The EMA is a statutory body responsible for the economic, technical and competition regulation of the gas and electricity industry in Singapore. In carrying out its functions as the regulator of the power sector, EMA is empowered under the Electricity Act to issue and enforce licences, codes of practices and performance standards. Energy Market Company Pte Ltd. (the “EMC”), a subsidiary of the EMA, is the market company licensed to operate the wholesale market, or the NEMS.

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

By most measures of market power, the Singapore market is highly concentrated as the three largest power generation companies account for approximately 80% of total power capacity.  It is therefore unlikely that the EMA will allow the three largest power generation companies to increase their licensed capacity and these generation companies will have to rely on the optimization of their existing capacity within license cap to improve efficiency and forestall new entry.

As of March 31, 2013, major players including Tuas Power, as well as new players, have commenced repowering of existing plants and addition of new greenfield capacities.

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

In May 2007, NDRC and the State Environment Protection Administration jointly promulgated Interim Administrative Measures on Electricity Price of Coal-fired Generating Units installed with Desulphurization Facilities and the Operations of Such Facilities, which provided that a premium for desulphurization may be charged on the price of the electricity generated by generating units installed with desulphurization facilities on and from the date on which such desulphurization facilities are tested and accepted by relevant environment protection regulator. Such pricing policy is also applicable to the old generating units which are installed with desulphurization facilities. The new measures are more stringent on the regulation of the coal-fired power plants with desulphurization facilities, setting forth the categories under which the price including a desulphurization premium will be offset or otherwise penalized based on the ratio of utilization of the relevant desulphurization facilities on annual basis. As of December 31, 2012, all of our existing coal-fired generating units have installed and operated the desulphurization facilities and enjoyed deslphurization premium.

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

In 2010, the PRC Government started to implement the direct power purchase policy. As of December 31, 2012, some of the provinces where we operate power plants are approved by the NDRC to implement the direct power purchase by large power end-users. In addition, during 2010 SERC issued several circulars and notices to regulate the transprovincial and interregional transaction of power and/or power generation right, in which the power purchase price shall be freely determined by negotiation through market pricing mechanism. In December 2012, SERC issued another cirular to further regulate the transprovincial and interregional transaction of power and/or power generation right.

In May 2011, NDRC issued a notice, increasing the on-grid tariffs of thermal power plants to partially compensate the increased costs incurred by thermal power plants resulted from increases in coal prices. Different adjustments on tariffs were made in different provinces. In November 2011, PRC Government made further nationwide adjustments on power tariffs, including an average of RMB0.026 per kWh increase in on-grid tariff for thermal power plants.  In December 2012, NDRC issued a notice, which provided that, from January 1, 2013, NDRC shall provide a RMB0.008 per kWh denitrification premium for all coal-fired generating units equipped with denitrification facilities that are inspected and accepted by authorized national or provincial authority.

In March 2012, the PRC Government issued a notice, which mandated the confirmation method for the power generation projects, subsidy standards and fund appropriation standards relating to the application for subsidy for renewable energy power price of power generation projects. In December 2012, the PRC Government issued the Notice on the Guidelines of Enhancing the Reform of Marketization of Coal Used for Power Generation to further reform coal pricing mechanism. Effective January 1, 2013, all key coal purchase contracts between power generation companies and coal suppliers were terminated and contracts are directly negotiated between power generation companies and coal suppliers without the interference of local governments. According to the notice, the NDRC will no longer issue inter-provincial guidance of railway transportation capacity plan. In addition, dual-track coal pricing system, which included the government regulated mandatory annual contract pricing and spot market prices for the remaining coal production output of each coal supplier, was abolished due to the narrowing gap between the government regulated coal contract price and the spot market price. Pursuant to the notice, future coal contract price will be determined by the market and freely negotiated between power generation companies and coal suppliers. Furthermore, coal-electricity price linkage mechanism will continue to be implemented and constantly improved. Once coal price fluctuates for more than 5% on an annual basis, on-grid tariff would be adjusted accordingly. The notice also mandates that power generation companies absorb 10% of the coal price fluctuations as compared to 30% before. Given the narrow gap between the key contract coal price and the spot market price, the overall on-grid tariff was not adjusted.

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

In 2003, SERC and the State Administration of Commerce and Industry jointly promulgated a model contract form (the “Model Contract Form”) for use by power grid companies and power generation companies in connection with electricity sale and purchase transactions. The Model Contract Form contains provisions on the parties’ rights and obligations, amount of electricity subject to purchase, payment method and liabilities for breach of contract, etc. We believe that the publication of the Model Contract Form has facilitated the negotiation and execution of electricity purchase contracts between power grid companies and power generation companies in a fair, transparent and efficient manner. In 2012, all of the agreements entered into between our power plants and the local grid companies were based on the Model Contract Form.

Power sales through competitive bidding are one of the targets of power market reform. The PRC Government started in 1999 to experiment with a program to effect power sales through competitive bidding in some provinces, and has been gradually expanding the program with a view to creating a market-oriented electric power industry. Pursuant to the opinions regarding promotion of electric power system reform in the period of “The Eleventh  Five-Year Plan” adopted by the State Council in November 2006, the SERC will speed up the reform to establish an electric power market suitable to China’s circumstances. Furthermore, the PRC Government started in 2009 to experiment with a program for direct power purchase by large power end-users, and has promulgated relevant rules governing the price and method of direct power purchase transaction as well as the market entrance and exit mechanism. In accordance with the above policies, we are conducting research on the program for direct power purchase by large power end-users. However, since the detailed implementation rules governing the program at local level are different among the regions in terms of market entrance condition, scope of experiment, and price and method of direct power purchase, these rules are subject to approvals by relevant central governmental authorities. As of December 31, 2012, some of the provinces where we operate power plants are approved by the NDRC to implement the direct power purchase by large power end-users.

Establishing regional power markets and increasing the use of the bidding method are the general trend in China’s power market reform, which is conducive to creating a competition environment that is fair, transparent and equitable. Power sales through bidding process in small amounts have been experimented in the power market in the Northeastern region and Eastern region. However, during the three years ended December 31, 2012, the use of the bidding method in power sales had not been substantively implemented yet.

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

The following table sets forth the average power tariff (RMB/MWh) of electric power sold by our power plants in China, for each of the five years ended December 31, 2012 and the approved power tariff for 2013.

	Year Ended December 31,
	2008	2009	2010	2011	2012	2013
	Average Tariff (1)	Average Tariff (1)	Average Tariff(1)	Average Tariff(1)	Average Tariff(1)	Approved Tariff(1)
Liaoning Province
Dalian Power Plant	338.05	368.66	375.44	382.84	409.18	414.20
Dandong Power Plant	340.82	366.30	376.61	383.08	405.73	414.20
Yingkou Power Plant	360.45	383.58	387.78	394.82	409.35	414.20
Yingkou Co-generation Power Plant	--	375.00	386.29	391.92	397.59	414.20
Wafangdian Wind Power Plant	--	--	--	610.00	610.82	610.00
Changtu Taiping Wind Power Plant	--	--	--	--	610.00	610.00
Suzihe Hydropower(2)	--	--	--	--	364.25	--
Inner Mongolia Autonomous Region
Huade Wind Power Plant	--	--	510.00	528.45	520.00	510.00
Hebei Province
Shang’an Power Plant	356.52	372.41	378.59	408.20	434.63
Phase I						445.50
Phase II						430.00
Kangbao Wind Power Plant	--	--	--	--	536.72	540.00
Gansu Province
Pingliang Power Plant	238.89	261.02	275.91	306.36	336.12	334.30
Jiuquan Wind Power Plant	--	--	--	--	520.60	520.60
Beijing Municipality
Beijing Co-generation Power Plant	--	482.42	474.21	481.35	494.00	519.30
Beijing CCGT(2)	--	--	--	--	--	--
Tianjin Municipality
Yangliuqing Co-generation Power Plant	--	408.12	407.08	414.23	438.03
Phase III						466.60
Phase IV						411.80
Shanxi Province
Yushe Power Plant(3)
Phase I	345.77	352.89	336.30	336.30	--	--
Phase II	289.32	316.62	333.36	363.66	396.56	396.70
Zuoquan Power Plant	--	--	--	--	383.25	385.70
Shandong Province
Dezhou Power Plant	394.08	418.92	417.68	443.20	468.90	473.40
Jining Power Plant
Phases I, II	356.56	397.40	398.11	--	--	--
Phases III	384.29	408.47	411.16	418.76	451.40	451.40
Co-generation	--	397.40	401.90	423.82	459.40	459.40
Xindian Power Plant
Phases I, II	371.86	--	--	--	--	--
Phase III	370.99	404.30	405.67	426.77	453.75	453.80
Weihai Power Plant
Phase II	422.78	459.90	456.31	435.52	461.89	513.00
Phase III	--	--	--	--	--	454.90
Rizhao Power Plant Phase II	--	394.24	397.60	420.06	446.90	446.90
Zhanhua Co-generation	--	--	397.40	419.76	450.55	446.90
Henan Province

	Year Ended December 31,
	2008	2009	2010	2011	2012	2013
	Average Tariff (1)	Average Tariff (1)	Average Tariff (1)	Average Tariff (1)	Average Tariff (1)	Approved Tariff (1)
Qinbei Power Plant	339.85	370.47	379.68	412.75	441.43	439.20
Jiangsu Province
Nantong Power Plant	385.53	401.71	409.06	425.97	441.25	455.00
Nanjing Power Plant	375.47	407.58	414.19	442.54	442.17	455.00
Taicang Power Plant
Phase I	401.60	412.19	415.37	424.09	430.43	458.10
Phase II	396.48	398.36	414.13	429.44	443.88	458.10
Huaiyin Power Plant						455.00
Phase I	--	--	--	--	--	--
Phase II	396.80	415.73	443.17	438.72	458.25	455.00
Phase III	396.80	415.73	443.17	438.72	458.25	455.00
Jinling Power Plant
CCGT	528.73	544.97	568.00	587.53	581.35	581.00
Coal-fired	--	--	430.00	417.99	427.34	463.00
Qidong Wind Power Plant
Phases I	--	487.70	487.70	519.08	487.70	487.70
Phases II	--	--	--	--	610.00	610.00
Shanghai Municipality
Shidongkou I	377.35	425.76	435.52	441.11	457.18	467.10
Shidongkou II	377.04	411.80	416.36	422.25	442.13	452.10
Shidongkou power plant	--	--	445.70	457.20	463.85	485.30
Shanghai CCGT Power Plant	602.57	629.00	662.00	665.00	674.00	674.00
Chongqing Municipality
Luohuang Power Plant
Phases I, II	338.27	365.70	373.30	409.95	448.95	449.10
Phase III	354.89	381.07	388.30	411.91	448.95	449.10
Zhejiang Province
Changxing Power Plant(4)	450.86	479.71	519.39	--	--	--
Yuhuan Power Plant	444.92	467.54	459.86	462.49	491.37	490.00
Hunan Province
Yueyang Power Plant
Phase I	388.53	434.39	433.09	467.74	506.75	501.40
Phase II	398.62	434.05	439.92	467.74	506.75	501.40
Phase III	--	--	--	461.98	507.03	501.40
Xiangqi Hydro	--	--	--	--	390.00	390.00
Hubei Province
Enshi Hydro	--	--	--	437.03	360.00	360.00
Jiangxi Province
Jinggangshan Power Plant
Phase I	379.99	415.37	427.56	448.30	490.70	491.20
Phase II	--	406.60	408.51	446.55	482.19	485.20
Fujian Province
Fuzhou Power Plant	401.22	412.24	413.22
Phase I				426.56	455.89	460.30
Phase II				440.86	455.68	467.30
Phase III				415.49	435.93	452.80
Guangdong Province
Shantou Power Plant
Phase I	522.42	547.00	540.70	546.51	565.78	565.51
Phase II	472.96	502.23	496.20	501.76	521.31	521.00

	Year Ended December 31,
	2008	2009	2010	2011	2012	2013
	Average Tariff (1)	Average Tariff (1)	Average Tariff (1)	Average Tariff (1)	Average Tariff (1)	Approved Tariff (1)
Haimen Power Plant	--	497.45	496.33	498.77	529.06	529.00
Yunnan Province
Diandong Energy	--	--	--	345.43	359.58	360.60
Diandong Yuwang	--	--	--	345.31	361.70	360.60

Notes:

(1)	Includes value-added tax.

(2)	The tarriff of Suzihe Hydropower and Beijing CCGT for 2013 is pending approval.

(3)	The Phase I of Yushe was shut down in 2012.

(4)	The Unit I and Unit II of Changxing were shut down in January 2011.

Power sales in Singapore

According to the latest available update from EMA, the total licensed capacity in commercial operation in Singapore was 9,892MW. In 2012, the peak demand for electricity was 6,386MW and the annual average load was 5,156 MW. The power market in Singapore is competitive, and power generation companies sell their power output through bidding process and vesting contracts. For the year ended December 31, 2012, power sold through vesting contracts presented approximately 55% of the total power sold by the power generation companies.

Tuas Power is required to sell a substantial portion of its electric power output to the NEMS through a competitive bidding process. The gas-fired combined cycle units of Tuas Power enjoy advantages in the competitive biddings of the pool market given their relatively low cost and high efficiency. Tuas Power in turn receives the price cleared in the market for its output. The volatility in the sales price of the revenue associated with the sale of electricity in the NEMS is effectively managed via vesting contracts and direct retail sales which is carried out through a Tuas Power’s subsidiary. Tuas Power sells all its electricity output into the NEMS, but the actual settlement tariffs deviate from the pool prices due to the effect of vesting contracts and retail sales. For the period from January 1, 2012 to December 31, 2012, power sold through vesting contracts and retail sales represented approximately 83% of Tuas Power’s total power sold for the same period.

Fuel supply arrangements

In 2012, the majority of our power plants were fueled by coal, gas or oil.

Coal

Our coal supply for our coal-fired power plants is mainly obtained from numerous coal producers in Shanxi Province, Inner Mongolia Autonomous Region and Gansu Province. We also obtain coal from overseas suppliers.

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

In 2012, the average of coal price decreased significantly. We purchased 133.47 million tons of coal and consumed 133.93 million tons of coal. Of our total coal purchases, 28.1% was purchased under the key contracts and the remainder was purchased in the open market. The coal purchase price for our company, including transportation costs and miscellaneous expenses, averaged approximately RMB598.27 per ton. Our average unit fuel cost in 2012 decreased by 7.6% from that in 2011.

In December 2012, the PRC Government issued a notice to further reform coal price, which mandated (1) the termination of all key coal purchase contracts between power generation companies and coal suppliers under the guidance of railway transportation capacity plan, and (2) the termination of the dual pricing system for coal pricing, from the beginning of 2013.

For coal supply in 2013, we have entered into contracts with coal suppliers at the beginning of 2013; and we have also entered into coal import contracts to supplement the coal supply for our power plants located in coastal regions, which is expected to further stabilize our fuel cost. However, due to the uncertainties in the coal market and coal transportation capacity, new challenges may arise with respect to the price and supply of coal, thus creating pressure on our cost control.

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

Tuas Power has four 367.5 MW gas-fired combined cycle generating units. The gas supply for Tuas Power is provided by Gas Supply Pte Ltd and Sembcorp Pte Ltd. TPG has also entered into a contract with BG Singapore. Gas Marketing Pte Ltd for the supply of regasified LNG for its new combined cycle power block. TPG expects to receive regasified LNG in the second quarter of 2013.

Oil

Tuas Power decommissioned one 600 MW oil-fired steam unit in the fourth quarter of 2012,and maintained operation of one 600 MW oil-fired steam generating unit. The oil supply for sTuas Power is purchased from the open market.

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

C.           Organizational structure

We are 36.05% owned by HIPDC, which in turn is a subsidiary of Huaneng Group. Huaneng Group was established in 1988 with the approval of the State Council. Huaneng Group also holds a 15.29% equity interest in us either directly or through its wholly-owned subsidiaries. In 2002, Huaneng Group was restructured as one of the five independent power generation group companies to take over the power generation assets originally belonging to the State Power Corporation of China. Huaneng Group has a registered capital of RMB20 billion and is controlled and managed by the central government. Huaneng Group is principally engaged in development, investment, construction, operation and management of power plants; organising the generation and sale of power (and heat); and the development, investment, construction, production and sale of products in relation to energy, transportation, new energy and environmental protection industries.

HIPDC was established in 1985 as a joint venture with 51.98% of its equity interests currently owned by Huaneng Group. HIPDC is engaged in developing, investing, operating and constructing power plants in China.  Some of the power plants currently owned and operated by us were originally built and later transferred to us by HIPDC. Both Huaneng Group and HIPDC have agreed to give us preferential rights in the power development business and power assets transfers. See “Item 7.A. Major shareholders for details”

The following organizational chart sets forth the organizational structure of HIPDC and us as of March 31, 2013:

__________

Notes:

(1)
Huaneng Group indirectly holds 100% equity interests in Pro-Power Investment Limited through its wholly-owned subsidiary, China Hua Neng Hong Kong Company Limited, and Pro-Power Investment Limited in turn holds 5% equity interests in HIPDC. As a result, Huaneng Group indirectly holds additional 5% equity interests in HIPDC.

(2)
Of the 15.29% equity interest, 11.06% was directly held by Huaneng Group, 3.36% was held by Huaneng Group through its wholly-owned subsidiary, China Hua Neng Hong Kong Company Limited, 0.04% was held by Huaneng Group through its wholly-owned subsidiary, Huaneng Captial Services Company Limited, and the remaining approximately 0.82% was held by Huaneng Group through its subsidiary, China Huaneng Finance Corporation Limited.

For a detailed discussion of the Company’s subsidiaries, see Note 9 to the Financial Statements.

D.           Property, plants and equipment

The following table presents certain summary information on our power plants as of March 31, 2013.

Plant or Expansion		Actual In-service Date	Current Installed Capacity	Ownership	Attributable Capacity	Type of Fuel
(Names as defined below)			(MW)%		MW
Liaoning Province
Dalian	Phase I	Unit I: Sep. 1988	2 x 350	100%	700	Coal
		Unit II: Dec. 1988
	Phase II	Unit III: Jan. 1999	2 x 350	100%	700	Coal
		Unit IV: Jan. 1999
Dandong		Unit I: Jan. 1999	2 x 350	100%	700	Coal
		Unit II: Jan. 1999
Yingkou	Phase I	Unit I: Jan. 1996	2 x 320	100%	640	Coal
		Unit II: Dec. 1996
	Phase II	Unit III: Aug. 2007	2 x 600	100%	1,200	Coal
		Unit IV: Oct. 2007
Yingkou Co-generation		Unit I: Dec. 2009	2 x 330	100%	660	Coal
		Unit II: Dec. 2009
Wafangdian wind power		24 turbines: Jun. 2011	48	100%	48	Wind
Changtu Taiping wind power	Phase I	33 turbines: Nov. 2012	49.5	100%	49.5	Wind
Suzihe Hydropower		Unit I: Aug. 2012	12.5	100%	12.5	Hydro
		Unit II: Jun. 2012	12.5	100%	12.5	Hydro
		Unit III: Jun. 2012	12.5	100%	12.5	Hydro
Inner Mongolia Autonomous Region
Huade wind power	Phase I	33 turbines: Dec. 2009	49.5	100%	49.5	Wind
	Phase II	33 turbines: Jun. 2011	49.5	100%	49.5	Wind
Hebei Province
Shang’an	Phase I	Unit I: Aug. 1990	2 x 350	100%	700	Coal
		Unit II: Dec. 1990
	Phase II	Unit III: Oct. 1997	2 x 300	100%	600	Coal
		Unit IV: Oct. 1997
	Phase III	Unit V: Jul. 2008	2 x 600	100%	1,200	Coal
		Unit VI: Aug. 2008
Kangbao Wind Power	Phase I	33 turbines: Jan. 2011	49.5	100%	49.5	Wind
Gansu Province
Pingliang		Unit I: Sep. 2000	3 x 325	65%	633.75	Coal
		Unit II: Jun. 2001
		Unit III: Jun. 2003
		Unit IV: Nov. 2003	1 x 330	65%	214.5	Coal
		Unit V: Feb. 2010	2 x 600	65%	780	Coal
		Unit VI: March 2010
Jiuquan wind power		326 turbines: Dec. 2011	501.5	100%	501.5	Wind
Beijing Municipality
Beijing Co-generation		Unit I: Jan. 1998	2 x 165	41%	135.3	Coal
		Unit II: Jan. 1998
		Unit III: Dec. 1998	2 x 220	41%	180.4	Coal
		Unit IV: Jun. 1999
		Unit V: Apr. 2004	75	41%	30.75	Coal
Beijing CCGT		Unit I: Dec. 2011	2 x 306.9	41%	251.66	Gas
		Unit II: Dec. 2011
		Unit III: Dec. 2011	1 x 309.6	41%	126.94	Gas
Tianjin Municipality
Yangliuqing Co-generation		Unit I: Dec. 1998	4 x 300	55%	660	Coal

Plant or Expansion		Actual In-service Date	Current Installed Capacity	Ownership	Attributable Capacity	Type of Fuel
(Names as defined below)			(MW)%		MW
		Unit II: Sep. 1999
		Unit III: Dec. 2006
		Unit IV: May 2007
Shanxi Province
Yushe	Phase I	Unit I: Jun. 1994	2 x 100	60%	120	Coal
		Unit III: Dec. 1994
	Phase II	Unit IV: Oct. 2004	2 x 300	60%	360	Coal
		Unit II: Nov. 2004
Zuoquan		Unit I: Dec. 2011	2 x 673	80%	1,076.8	Coal
		Unit II: Jan. 2012
Shandong Province
Dezhou	Phase I	Units I: 1992	1 x 330	100%	330	Coal
		Unit II: 1992	1 x 320	100%	320	Coal
	Phase II	Units III: Jun. 1994	1 x 300	100%	300	Coal
		Unit IV: May 1995	1 x 320	100%	320	Coal
	Phase III	Units V: Jun. 2002	2 x 700	100%	1,400	Coal
		Unit VI: Oct. 2002
Jining	Coal-fired	Unit V: Jul. 2003	2 x 135	100%	270	Coal
		Unit VI: Aug. 2003
	Co-generation	Unit I: Nov. 2009	2 x 350	100%	700	Coal
		Unit II: Dec. 2009
Xindian	Phase III	Unit V: Sep 2006	2 x 300	95%	570	Coal
		Unit VI: Nov. 2006
Weihai	Phase II	Units III: Mar. 1998	2 x 320	60%	384	Coal
		Unit IV: Nov. 1998
	Phase III	Unit V: Dec. 2012	2 x 680	60%	816	Coal
		Unit VI: Dec. 2012
Rizhao	Phase I	Unit I: Apr. 2000	2 x 350	44%	308	Coal
		Unit II: Apr. 2000
	Phase II	Unit III: Dec. 2008	2 x 680	100%	1,360	Coal
		Unit IV: Dec. 2008
Zhanhua		Unit I: Jul. 2005	2 x 165	100%	330	Coal
		Unit II: Jul. 2005
Henan Province
Qinbei	Phase I	Unit I: Nov. 2004	2 x 600	60%	720	Coal
		Unit II: Dec. 2004
	Phase II	Unit III: Nov. 2007	2 x 600	60%	720	Coal
		Unit IV: Nov. 2007
	Phase III	Unit V: Mar. 2012	2 x 1000	60%	1,200	Coal
		Unit VI: Feb. 2013
Jiangsu Province
Nantong	Phase I	Unit I: Sep. 1989	2 x 352	100%	704	Coal
		Unit II: Mar. 1990
	Phase II	Unit III: Jul. 1999	2 x 350	100%	700	Coal
		Unit IV: Oct. 1999
Nanjing		Unit I: Mar. 1994	2 x 320	100%	640	Coal
		Unit II: Oct. 1994
Taicang	Phase I	Unit I: Dec. 1999	2 x 320	75%	480	Coal
		Unit II: Apr. 2000
	Phase II	Unit III: Jan. 2006	2 x 630	75%	945	Coal
		Unit IV: Feb. 2006
Huaiyin	Phase II	Unit III: Jan. 2005	2 x 330	63.64%	420	Coal
		Unit IV: Mar. 2005
	Phase III	Unit V: May 2006	2 x 330	63.64%	420	Coal
		Unit VI: Sep. 2006
Jinling	CCGT	Unit I: Dec. 2006	2 x 390	60%	468	Gas
		Unit II: Mar. 2007

Plant or Expansion		Actual In-service Date	Current Installed Capacity	Ownership	Attributable Capacity	Type of Fuel
(Names as defined below)			(MW)%		MW
	Coal-fired	Unit III: Dec. 2009	2 x 1,030	60%	1,236	Coal
		Unit IV: Aug. 2012
Qidong	Phase I	61 turbines: Mar. 2009	91.5	65%	59.5	Wind
	Phase II	25 turbines: Jan. 2011	50	65%	32.5	Wind
		22 turbines: Jun. 2012	44	65%	28.6	Wind
Shanghai Municipality
Shidongkou I		Unit I: Feb. 1988	4 x 325	100%	1,300	Coal
		Unit II: Dec. 1988
		Unit III: Sep. 1989
		Unit IV: May 1990
Shidongkou II	Phase I	Unit I: Jun. 1992	2 x 600	100%	1,200	Coal
		Unit II: Dec. 1992
	Phase II	Unit I: Oct. 2011	2 x 660	50%	660	Coal
		Unit II: Oct. 2011
Shanghai CCGT		Unit I: May 2006	3 x 390	70%	819	Gas
		Unit II: Jun. 2006
		Unit III: Jul. 2006
Chongqing Municipality
Luohuang	Phase I	Unit I: Sep. 1991	2 x 360	60%	432	Coal
		Unit II: Feb. 1992
	Phase II	Unit III: Dec. 1998	2 x 360	60%	432	Coal
		Unit IV: Dec. 1998
	Phase III	Unit V: Dec. 2006	2 x 600	60%	720	Coal
		Unit VI: Jan. 2007
Zhejiang Province
Changxing		Unit I: Jan. 1992	1 x 135	100%	260	Coal
		Unit II: Aug. 1992	1 x 125
Yuhuan	Phase I	Unit I: Nov. 2006	2 x 1,000	100%	2,000	Coal
		Unit II: Dec. 2006
	Phase II	Unit III: Nov. 2007	2 x 1,000	100%	2,000	Coal
		Unit IV: Nov. 2007
Hunan Province
Yueyang	Phase I	Unit I: Sep. 1991	2 x 362.5	55%	398.75	Coal
		Unit II: Dec. 1991
	Phase II	Unit III: Mar. 2006	2 x 300	55%	330	Coal
		Unite IV: May 2006
	Phase III	Unit V: Jan. 2011	2 x 600	55%	660	Coal
		Unit VI: Aug. 2012
Xiangqi Hydro		Unit I: Dec. 2011	4 x 20	100%	80	Hydro
		Unit II: May 2012
		Unit III: Jul. 2012
		Unit IV: Aug. 2012
Hubei Province
Enshi Hydro		Unit I: Dec. 2011	3 x 5	100%	15	Hydro
		Unit II: Dec. 2011
		Unit III: Dec. 2011
Jiangxi Province
Jinggangshan	Phase I	Unit I: Dec. 2000	2 x 300	100%	600	Coal
		Unit II: Aug. 2001
	Phase II	Unit III: Nov. 2009	2 x 660	100%	1,320	Coal
		Unit IV: Dec. 2009
Fujian Province
Fuzhou	Phase I	Unit I: Sep. 1988	2 x 350	100%	700	Coal
		Unit II: Dec. 1988
	Phase II	Unit III: Oct. 1999	2 x 350	100%	700	Coal

Plant or Expansion		Actual In-service Date	Current Installed Capacity	Ownership	Attributable Capacity	Type of Fuel
(Names as defined below)			(MW)%		MW
		Unit IV: Oct. 1999
	Phase III	Unit V: Jul. 2010	2 x 660	100%	660	Coal
		Unit VI: Oct. 2011
Guangdong Province
Shantou	Phase I	Unit I: Jan. 1997	2 x 300	100%	600	Coal
		Unit II: Jan. 1997
	Phase II	Unit III: Oct. 2005	1 x 600	100%	600	Coal
Haimen		Unit I: Jul. 2009	2 x 1,036	100%	2,072	Coal
		Unit II: Oct. 2009
		Unit III: Mar. 2013	2 x 1,036	80%	1,657.6	Coal
		Unit IV: Mar. 2013
Yunnan Province
Diandong	Phase I	Unit I: Feb. 2006	2 x 600	100%	1,200	Coal
		Unit II: Jul. 2006
	Phase II	Unit III: Nov. 2006	2 x 600	100%	1,200	Coal
		Unit IV: May 2007
Yuwang	Phase I	Unit I: Jul. 2009	2 x 600	100%	1,200	Coal
		Unit II: Feb. 2010
Singapore
Tuas	Phase I	Unit I: Mar. 1999	1 x 600	100%	600	Oil
		Unit II: Dec. 1999(1)
	Phase II	Unit III: Nov. 2001	4 x 367.5	100%	1,470	Gas
		Unit IV: Jan. 2002
		Unit V: Feb. 2005
		Unit VI: Sep. 2005
	Tembusu Phase I	Feb. 2013	1 x 101	100%	101	Coal & biomass
_______________

Note:

(1)	The Unit II of Phase I of Tuas power plant was shut down in the forth quarter of 2012.

The following table presents the availability factors and the capacity factors of our coal-fired operating power plants in China for the years ended December 31, 2010, 2011 and 2012.

Coal-fired Power Plant	Availability factor (%)			Capacity factor (%)
	2010	2011	2012	2010	2011	2012
Liaoning Province
Dalian	96.67	97.63	98.20	64.51	55.49	48.62
Dandong	98.69	96.51	94.96	63.02	52.25	52.08
Yingkou	99.94	98.15	94.21	61.11	53.84	48.67
Yingkou Co-generation	96.57	86.78	97.76	63.45	54.25	58.93
Hebei Province
Shang’an	96.66	95.86	99.94	66.13	66.05	68.54
Gansu Province
Pingliang	97.39	92.52	92.36	44.66	56.33	42.38
Beijing Municipality
Beijing	93.32	95.27	93.01	63.55	66.02	62.46
Tianjin Municipality
Yangliuqing	91.6	91.13	90.61	61.25	66.17	62.70
Shanxi Province
Yushe	92.37	95.24	92.92	69.76	59.65	64.61
Zuoquan	--	--	92.88	--	--	56.16
Shandong Province
Dezhou	92.16	95.46	95.19	70.05	62.07	65.66
Jining	90.61	97.92	88.84	62.41	38.89	58.78
Weihai	94.05	93.38	100.00	70.59	57.92	65.31
Xindian	91.63	93.73	100.00	69.57	63.04	69.51
Rizhao II	92.16	98.52	91.43	68.42	70.55	62.65
Zhanhua Co-generation	100.00	94.44	93.89	83.78	54.91	59.47

Coal-fired Power Plant	Availability factor (%)			Capacity factor (%)
	2010	2011	2012	2010	2011	2012
Henan Province
Qinbei	94.69	92.69	95.51	66.41	72.04	62.80
Jiangsu Province
Nantong	94.61	97.10	95.28	73.44	75.79	68.16
Nanjing	92.98	94.56	93.95	68.94	71.02	68.07
Taicang	88.93	96.26	93.31	69.84	75.53	69.93
Huaiyin	96.76	95.99	89.00	59.66	63.74	61.68
Jinling II	--	87.83	95.21	--	70.56	76.20
Shanghai Municipality
Shidongkou I	97.58	100.00	96.80	68.73	75.96	67.52
Shidongkou II	95.21	95.41	91.82	52.15	64.66	64.20
Chongqing Municipality
Luohuang	96.79	91.81	88.72	54.20	67.28	52.57
Zhejiang Province
Changxing(1)	93.75	-	-	73.26	-	-
Yuhuan	95.61	93.24	93.08	68.30	76.39	68.64
Hunan Province
Yueyang	98.54	97.49	95.21	49.85	63.66	43.55
Jiangxi Province
Jinggangshan	97.13	87.46	94.74	49.06	56.39	52.42
Fujian Province
Fuzhou	97.52	94.39	92.77	61.38	72.89	60.26
Guangdong Province
Shantou	96.49	91.95	93.19	66.94	67.40	60.97
Haimen	93.95	93.15	94.75	66.18	74.22	68.84
Yunnan Province
Diandong	--	93.28	93.07	--	55.40	40.36
Yuwang	--	95.34	96.81	--	55.30	47.25
____________
Note:

(1)	The Unit I and Unit II of Changxing were shut down in January 2011.

The details of our operating power plants and construction projects as of March 31, 2013 are described below.

Power Plants in Liaoning Province

Dalian Power Plant

Huaneng Dalian Power Plant (“Dalian Power Plant”) is located on the outskirts of Dalian, on the coast of Bohai Bay. Dalian Power Plant, including Phase I and Phase II, has an installed capacity of 1,400 MW and consists of four 350 MW coal-fired generating units which commenced operations in 1988 and 1999 respectively. We hold 100% equity interest in Dalian Power Plant.

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

In 2012, Dalian Power Plant obtained 44.5% of its total consumption of coal pursuant to the key contracts and the remainder in the open market. The weighted average cost of coal for Dalian Power Plant in 2012 was RMB574.91 (2011: RMB510.07) per ton.

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

In 2012, Dandong Power Plant obtained 55.6% of its total consumption of coal pursuant to the key contracts and the remainder in the open market. The weighted average cost of coal for Dandong Power Plant in 2012 was RMB523.36 (2011: RMB517.07) per ton.

Dandong Power Plant sells its electricity to Liaoning Electric Power Company.

Yingkou Power Plant

Huaneng Yingkou Power Plant (“Yingkou Power Plant”) is located in Yingkou City in Liaoning Province. Yingkou Power Plant Phase I has an installed capacity of 640 MW and consists of two 320 MW supercritical coal-fired generating units which commenced operations in January and December 1996, respectively. Yingkou Power Plant Phase II has an installed capacity of 1,200MW and consists of two 600 MW coal-fired generating units which commenced operations in August and October 2007, respectively. We hold 100% equity interest in Yingkou Power Plant.

The coal supply for Yingkou Power Plant is mainly obtained from Shanxi Province. Yingkou Power Plant typically stores 400,000 tons of coal on site. In 2012, Yingkou Power Plant obtained 21.8% of its total consumption of coal pursuant to the key contracts and the remainder in the open market. The weighted average cost of coal for Yingkou Power Plant in 2012 was RMB542.15 (2011: RMB531.75) per ton.

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

The coal supply for Yingkou Co-generation Power Plant is mainly obtained from Inner Mongolia Autonomous Region. Yingkou Co-generation Power Plant typically stores 140,000 tons of coal on site. In 2012, Yingkou Co-generation Power Plant obtained all of its total consumption of coal from internal sources. The weighted average cost of coal for Yingkou Co-generation Power Plant in 2012 was RMB391.24 (2011: RMB406.81) per ton.

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

Wafangdian Wind Power Plant sells its electricity to Liaoning Electric Power Company.

Suzihe Hydropower Plant

Liaoning Suzihe Hydropower Plant (“Suzihe Hydropower Plant”) is located in Liaoning Province. The installed capacity of Suzihe Hydropower Plant is 37.5 MW and consists of three 12.5 MW generating units. Unit I (12.5 MW) of Suzihe Hydropower commenced operation in August 2012. We hold 100% equity interest in Suzihe Hydropower Plant.

Changtu Taiping Wind Power Plant

Huaneng Liaoning Changtu Taiping Wind Power Plant (“Changtu Taiping Wind Power Plant”) is located in Liaoning Province. The installed capacity of Changtu Taiping Wind Power Plant is 49.5 MW and consists of 33 wind power turbines of 1.5 MW each. Phase I of the Changtu Taiping Wind Power Plant commenced operation in November 2012.We hold 100% of the equity interest in Changtu Taiping Wind Power Plant.

Power Plant in Inner Mongolia Autonomous Region

Huade Wind Power Plant

Huaneng Huade Wind Power Plant (“Huade Wind Power Plant”) is located in Huade, Inner Mongolia Autonomous Region. Phase I of Huade Wind Power Plant  has an installed capacity of 49.5 MW and consists of 33 wind power turbines which commenced operation in 2009. Phase II of Huade Wind Power Plant  has an installed capacity of 49.5 MW and consists of 33 wind power turbines which commenced operation in June 2011. We hold 100% equity interest in Huade Wind Power Plant.

Huade Wind Power Plant sells its electricity to Inner Mongolia Power (Group) Co., Ltd.

Power Plants in Hebei Province

Shang’an Power Plant

Huaneng Shang’an Power Plant (“Shang’an Power Plant”) is located on the outskirts of Shijiazhuang. Shang’an Power Plant has been developed in three separate expansion phases. The Shang’an Power Plant Phase I has an installed capacity of 700 MW and consists of two 350 MW coal-fired generating units which commenced operations in 1990. Shang’an Power Plant Phase II shares with the Shang’an Power Plant Phase I certain facilities, such as coal storage facilities and effluence pipes, which have been built to accommodate the requirements of plant expansions. The Shang’an Power Plant Phase II utilizes two 300 MW coal-fired generating units, which commenced operation in 1997. The Shang’an Power Plant Phase III has an installed capacity of 1,200 MW and consists of two 600 MW supercritical coal-fired generating units which commenced operations in July and August 2008, respectively. Unit 5 of Shang’an Power Plant is the first 600MW supercritical air-cooling unit which commenced operation in the PRC. We hold 100% equity interest in Shang’an Power Plant.

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

In 2012, Shang’an Power Plant obtained 18.2% of its total consumption of coal pursuant to the key contracts and the remainder was obtained in the open market. The weighted average cost of coal for Shang’an Power Plant in 2012 was RMB574.97 (2011: RMB590.19) per ton.

Shang’an Power Plant sells its electricity to Hebei Electric Power Company.

Kangbao Wind Power Plant

Huaneng Kangbao Wind Power Plant (“Kangbao Wind Power Plant”) consists of 33 wind power turbines with a total installed capacity of 49.5 MW. In January 2011, the Phase I of Kangbao Wind Power Plant with a total generation capacity of 49.5MW completed the trial run. We hold 100% equity interest in Kangbao Wind Power Plant.

Kangbao Wind Power Plant sells its electricity to Beijing-Tianjin-Tanggu Electric Power Company.

Power Plant in Gansu Province

Pingliang Power Plant

Huaneng Pingliang Power Plant (“Pingliang Power Plant”) is located in Pingliang City of Gansu Province. Pingliang Power Plant consists of three 325 MW and one 330 MW coal-fired generating units which commenced operation in 2000, 2001 and June and November 2003 respectively. The installed capacity of Unit I, Unit II and Unit III of Pingliang Power Plant were expanded from 300 MW to 325 MW in January 2010, respectively. The installed capacity of Unit IV of Pingliang Power Plant was expanded from 300 MW to 330 MW in January 2011. Pingliang Power Plant Phase II consists of two 600 MW generating units with a total installed capacity of 1200 MW, which commenced operation in February 2010 and March 2010, respectively. We hold 65% equity interest in Pingliang Power Plant.

The coal supply for Pingliang Power Plant is obtained from local coal mines. Pingliang Power Plant typically stores 230,000 tons of coal on site. In 2012, Pingliang Power Plant obtained 75.7% of its coal supplies from the key contracts. The weighted average cost of coal for Pingliang Power Plant in 2012 was RMB434.45 (2011: RMB444.54) per ton.

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

Jiuquan Wind Power Plant sells its electricity to Gansu Electric Power Company.

Power Plant in Beijing Municipality

Beijing Co-generation Power Plant

Huaneng Beijing Co-generation Power Plant (“Beijing Co-generation Power Plant”) is located in Beijing Municipality. Beijing Co-generation Power Plant has an installed capacity of 845 MW and consists of two 165 MW generating units, two 220 MW generating units and one 75 MW generating units which commenced operation in

January 1998, January 1998, December 1998, June 1999 and April 2004, respectively. We hold 41% equity interest in Beijing Co-generation Power Plant and believe we exercise effective control over Beijing Co-generation Power Plant.

The coal supply for Beijing Co-generation Power Plant is mainly obtained from Inner Mongolia Autonomous Region. Beijing Co-generation Power Plant typically stores 165,000 tons of coal on site. In 2012, Beijing Co-generation Power Plant obtained 79.0% of its total consumption of coal pursuant to the key contracts. The weighted average cost of coal for Beijing Co-generation Power Plant in 2012 was RMB591.00 (2011: RMB569.31) per ton.

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

Power Plant in Tianjin Municipality

Yangliuqing Co-generation Power Plant

Tianjin Huaneng Yangliuqing Co-generation Power Plant (“Yangliuqing Co-generation Power Plant”) is located in Tianjin Municipality. Yangliuqing Co-generation Power Plant has an installed capacity of 1,200 MW and consists of four 300 MW coal-fired co-generation units which commenced operation in December 1998, September 1999, December 2006 and May 2007, respectively. We hold 55% equity interest in Yangliuqing Co-generation Power Plant.

The coal supply for Yangliuqing Co-generation Power Plant is mainly obtained from Shanxi Province and Inner Mongolia Autonomous Region. Yangliuqing Co-generation Power Plant typically stores 300,000 tons of coal on site. In 2012, Yangliuqing Co-generation Power Plant obtained 56.8% of its total consumption of coal pursuant to the key contracts and the remainders in the open market. The weighted average cost of coal for Yangliuqing Co-generation Power Plant in 2012 was RMB558.73 (2011: RMB568.94) per ton.

Yangliuqing Co-generation Power Plant sold its electricity to North China Electric Company in 2011.

Power Plant in Shanxi Province

Yushe Power Plant

Huaneng Yushe Power Plant (“Yushe Power Plant”) is located in Yushe County of Shanxi Province. Yushe Power Plant Phase I has an installed capacity of 200 MW and consists of two 100 MW coal-fired generating units which commenced operations in August and December 1994, respectively. Two 300 MW coal-fired generating units of Yushe Power Plant Phase II commenced operations in October and November 2004, respectively. Yushe Power Plant Phase I was shut down in 2011. We hold 60% equity interest in Yushe Power Plant.

The coal supply for Yushe Power Plant is obtained from several coal producers located mostly in Shanxi Province. Yushe Power Plant typically stores 500,000 tons of coal on site. In 2012, Yushe Power Plant obtained approximately 10.1% of its total consumption of coal from the key contracts and the remainder was obtained in the open market. The weighted average cost of coal for Yushe Power Plant in 2012 was RMB438.04 (2011: RMB501.78) per ton.

Yushe Power Plant sells its electricity to Shanxi Electric Power Company.

Zuoquan Power Plant

Shanxi Huaneng Zuoquan Power Plant (“Zuoquan Power Plant”) is located in Zuoquan County of Shanxi Province. Zuoquan Power Plant has an installed capacity of 1,346 MW and consists of two 673 MW coal-fired generating units which commenced operations in December 2011 and January 2012, respectively. We hold 80% equity interest in Zuoquan Power Plant.

Zuoquan Power Plant typically stores 200,000 tons of coal on site. In 2012, Zuoquan Power Plant obtained all of its total consumption of coal from internal sources. The weighted average cost of coal for Zuoquan Power Plant in 2012 was RMB501.23 per ton.

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

Dezhou Power Plant is approximately 200 km from Taiyuan, Shanxi Province, the source of the plant’s coal supply. The plant is located on the Taiyuan-Shijiazhuang-Dezhou rail line, giving it access to transportation facilities for coal. Dezhou Power Plant typically stores 400,000 tons of coal on site. In 2012, Dezhou Power Plant obtained approximately66.5% of its total consumption of coal pursuant to the key contracts and the remainder was obtained in the open market. The weighted average cost of coal for Dezhou Power Plant in 2012 was RMB614.01 (2011: RMB614.07) per ton. The plant is connected to the main trunk rail line at Dezhou by a dedicated 3.5 km spur line owned by us.

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

In 2012, Jining Power Plant obtained approximately 38.6% of its total consumption of coal pursuant to the key contracts and the remainder was obtained in the open market. The weighted average cost of coal for Jining Power Plant in 2012 was RMB602.62 (2011: RMB682.33) per ton.

Jining Power Plant sells its electricity to Shandong Electric Power Company.

Xindian Power Plant

Huaneng Xindian Power Plant (“Xindian Power Plant”) is located in Zibo City of Shandong Province. Xindian Power Plant has an installed capacity of 450 MW and consists of two 225 MW coal-fired generating units which commenced operations in December 2001 and January 2002, respectively, and were shut down in September 2009. Xindian Power Plant Phase III Expansion consists of two 300 MW generating units with a total installed capacity of 600 MW, which were put into operation in September and November 2006, respectively. We hold 95% equity interest in Xindian Power Plant.

The coal supply for Xindian Power Plant is obtained from several coal producers located mostly in Shanxi Province. Xindian Power Plant typically stores 250,000 tons of coal on site. In 2012, Xindian Power Plant obtained 27.4% of its total consumption of coal pursuant to the key contracts and the remainder in the open market. The weighted average cost of coal for Xindian Power Plant in 2012 was RMB603.15 (2011: RMB678.70) per ton.

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

Weihai Power Plant Phase I consists of two 125 MW generating units (Units I and II), and Phase II consists of two 320 MW generating units (Units III and IV). Unit I began commercial operation in May 1994 and was shut down in December 2008, and Unit II began commercial operation in January 1995 and was shut down in November 2008. Unit III and Unit IV commenced operation in March and November 1998, respectively. Each of the Units III and IV was upgraded from 300 MW to 320 MW in January 2009. Weihai Power Plant Phase III consisting of two 680 MW generating units commenced operation in December 2012. The coal supply for Weihai Power Plant is obtained from Shanxi Province and Inner Mongolia. Weihai Power Plant typically stores 160,000 tons of coal on site. In 2012, Weihai Power Plant obtained approximately 17.3% of its total consumption of coal pursuant to the key contracts and the remainder was obtained in the open market. The weighted average cost of coal for Weihai Power Plant in 2012 was RMB576.93 (2011: RMB675.35) per ton.

Weihai Power Plant sells its electricity to Shandong Electric Power Company.

Rizhao Power Plant

Huaneng Rizhao Power Plant (“Rizhao Power Plant”) is located in Rizhao City of Shandong Province. Rizhao Power Plant currently has an aggregate installed capacity of 2,060 MW. Rizhao Power Plant Phase I has an installed capacity of 700 MW and consists of two 350 MW coal-fired generating units which commenced operations both in April 2000. We hold 44% equity interests in Phase I of Rizhao Power Plant.

We hold 100% equity interest in Phase II of Rizhao Power Plant, which commenced operation in December 2008 and consists of two 680 MW supercritical coal-fired generating units.The coal supply for Phase II of Rizhao Power Plant is obtained from Shanxi Province. Phase II of Rizhao Power Plant typically stores 200,000 tons of coal on site. In 2012, Phase II of Rizhao Power Plant obtained 15.9% of its total consumption of coal pursuant to the key contracts and the remainder in the open market. The weighted average cost of coal for Phase II of Rizhao Power Plant in 2012 was RMB625.27 (2011: RMB647.13) per ton.

Rizhao Power Plant sells its electricity to Shandong Electric Power Company.

Zhanhua Co-generation Power Plant

Shandong Zhanhua Co-generation Limited Company (“Zhanhua Co-generation Power Plant”) is located in Zhanhua City of Shandong Province. Zhanhua Co-generation Power Plant currently has an aggregate installed capacity of 330 MW, consisting of two generating units which commenced operations in July 2005. We hold 100% equity interest in Zhanhua Co-generation Power Plant.

The coal supply for Zhanhua Co-generation Power Plant is mainly obtained from Inner Mongolia Autonomous Region. Zhanhua Co-generation Power Plant typically stores 90,000 tons of coal on site. In 2012, Zhanhua Co-generation Power Plant obtained32.1% of its total consumption of coal pursuant to the key contracts. The weighted average cost of coal for Zhanhua Co-generation Power Plant in 2012 was RMB583.66(2011: RMB707.90 ) per ton.

Zhanhua Co-generation Power Plant sells its electricity to Shandong Electric Power Company.

Power Plant in Henan Province

Qinbei Power Plant

Huaneng Qinbei Power Plant (“Qinbei Power Plant”) is located in Jiyuan City of Henan Province. Its installed capacity is 2,400 MW which consists of four 600 MW supercritical coal-fired generating units. Two units commenced operations in November and December 2004, and the other two units commenced operation in November 2007. In March 2012 and February 2013, two 1,000 MW domestic ultra-supercritical coal-fired generating units of the Phase III of Qinbei Power Plant commenced operation, respectively. We hold 60% equity interest in Qinbei Power Plant.

The coal supply for Qinbei Power Plant is obtained from Shanxi Province. Qinbei Power Plant typically stores 270,000 tons of coal on site. In 2012, Qinbei Power Plant obtained 4.2% of its total consumption of coal pursuant to the key contracts and the remainder was obtained in the open market. The weighted average cost of coal for Qinbei Power Plant in 2012 was RMB629.69 (2011: RMB676.05) per ton.

Qinbei Power Plant sells its electricity to Henan Electric Power Company.

Construction Project in Henan Province

Mianchi Cogeneration Power Plant project. In September 2012, Henan Huaneng Mianchi Cogeneration Power Plant project was approved by the National Development and Reform Commission. The Project is planned to consist of two sets of 300MW coal-fired cogeneration units. We hold 51% equity interest in this project.

Power Plants and Projects in Jiangsu Province

Nantong Power Plant

Huaneng Nantong Power Plant (“Nantong Power Plant”) is located in the city of Nantong. Nantong Power Plant, including Phase I and Phase II, has an installed capacity of 1,404 MW and consists of two 352 MW and two 350 MW coal-fired generating units which commenced operations in 1989, 1990 and 1999, respectively. We hold 100% equity interest in Nantong Power Plant.

The coal supply for Nantong Power Plant is obtained from several coal producers located mostly in Northern Shanxi Province. The coal is transported by rail from the mines to Qinhuangdao port and then shipped to the Nantong Power Plant. Nantong Power Plant typically stores 300,000 tons of coal on site.

In 2012, Nantong Power Plant obtained 26.2% of its total consumption of coal pursuant to the key contracts and the remainder was obtained in the open market. The weighted average cost of coal for Nantong Power Plant in 2012 was RMB610.16 (2011: RMB677.62) per ton.

Nantong Power Plant sells its electricity to Jiangsu Electric Power Company.

Nanjing Power Plant

Huaneng Nanjing Power Plant (“Nanjing Power Plant”) has an installed capacity of 640 MW consisting of two 320 MW coal-fired generating units which commenced operations in March and October 1994, respectively. We hold 100% equity interest in Nanjing Power Plant.

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

In 2012, Nanjing Power Plant obtained approximately 29.2% of its total consumption of coal pursuant to the key contracts and the remainder was obtained in the open market. The weighted average cost of coal for Nanjing Power Plant in 2012 was RMB643.15 (2011: RMB680.87) per ton.

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

The coal supply for Taicang Power Plant is primarily from Shenhua in Inner Mongolia and Datong in Shanxi Province. Taicang Power Plant typically stores 350,000 tons of coal on site. In 2012, Taicang Power Plant obtained approximately 33.3% of its total consumption of coal pursuant to the key contracts and the remainder was obtained in the open market. The weighted average cost of coal for Taicang Power Plant in 2012 was RMB581.59 (2011: RMB619.63) per ton.

Taicang Power Plant sells its electricity to Jiangsu Electric Power Company.

Huaiyin Power Plant

Huaneng Huaiyin Power Plant (“Huaiyin Power Plant”) is located in the Centre of the Northern Jiangsu Power Grid. The plant’s two 220 MW coal-fired generating units commenced operation in November 1993 and August 1994, respectively. In order to reduce energy consumption and increase capacity, one generating unit of Huaiyin Power Plant was upgraded in October 2001, which increased the maximum generating capacity of that unit to 220 MW. In 2002, upgrading of the second generating unit was completed, and the actual generating capacity of Huaiyin Power Plant is 440 MW. The other two 330 MW coal-fired generating units of Huaiyin Power Plant Phase II Expansion have commenced operations in January and March 2005, respectively. Huaiyin Power Plant Phase III consists of two 330 MW coal-fired generating units, and was put into operations in May and September 2006, respectively. We hold 100% equity interest in Phase I and 63.64% equity interest in Phase II and Phase III of Huaiyin Power Plant. Unit I and Unit II of Huaiyin Power Plant were shut down in December 2007 and January 2009, respectively.

The coal supply for the Huaiyin Power Plant is primarily from Anhui Province, Henan Province and Shanxi Province. Huaiyin Power Plant typically stores 180,000 tons of coal on site. In 2012, Huaiyin Power Plant obtained approximately 5.1% of its total consumption of coal pursuant to the key contracts and the remainder was obtained in the open market. The weighted average cost of coal for Huaiyin Power Plant in 2012 was RMB668.58 (2011: RMB733.50) per ton.

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

Jinling Power Plant (Coal-fired) consists of two 1,030 MW domestic ultra-supercritical coal-fired generating units, which commenced operation in December 2009 and August 2012, respectively. We hold 60% equity interest in Phase I and Phase II of Jinling Power Plant (Coal-fired). The coal supply for Jinling Power Plant (Coal-fired) is primarily from Shanxi Province and Inner Mongolia Autonomous Region. Jinling Power Plant (Coal-fired) typically stores 300,000 tons of coal on site. In 2012, Jinling Power Plant (Coal-fired) obtained approximately 14.6% of its total consumption of coal pursuant to the key contracts and the remainder was obtained in the open market. The weighted average cost of coal for Jinling Power Plant (Coal-fired) in 2012 was RMB645.63 (2011: RMB714.86) per ton.

Jinling Power Plant sells its electricity to Jiangsu Electric Power Company.

Qidong Wind Power Plant

Huaneng Qidong Wind Power Plant (“Qidong Wind Power Plant”) is located in Nantong City, Jiangsu. Qidong Wind Power Phase I has an installed capacity of 91.5 MW and commenced operation in March 2009. The first stage and second stage of the Phase II Project of Qidong Wind Power Plant with a total generation capacity of 50 MW and 44 MW respectively commenced operation in January 2011 and June 2012, respectively. We hold 65% equity interest in Qidong Power Plant.

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

Rudong Wind Power Phase I Project. In April 2012, Huaneng Rudong Wind Power Generation Company Limited Wind Farm Phase I Project was approved by the Jiangsu Province Development and Reform Commission. We hold 90% equity interest in this project. The Project is planned to be constructed with a generation capacity of 48MW.

Suzhou Gasfired Co-generation Project. In October 2012, Huaneng Suzhou gasfired Co-generation Project was approval from the Jiangsu Province Development and Reform Commission. We hold 100% equity interest in this project. The Project is planned to consist of two sets of 200MW class (E-class) combined cycle gas turbine cogeneration units.

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

The coal supply for Shidongkou I is primarily from Shanxi Province, Anhui Province and Henan Province. Shidongkou I Power Plant typically stores 150,000 tons of coal on site. In 2012, Shidongkou I obtained11.5% of its total consumption of coal in the open market. The weighted average cost of coal for Shidongkou I in 2012 was RMB551.96 (2011: RMB663.81) per ton.

Shidongkou I sells its electricity to Shanghai Municipal Electric Power Company.

Shidongkou II

Huaneng Shanghai Shidongkou Second Power Plant (“Shidongkou II”) is located in the northern suburbs of Shanghai. Shidongkou II has an installed capacity of 1,200 MW and consists of two 600 MW coal-fired super-critical units which commenced operations in June and December 1992, respectively. We hold 100% equity interest in Phase I of Shidongkou II. Phase II of Shidongkou II has an installed capacity of 1,320 MW and consists of two 660 MW coal-fired super-critical units which commenced operations in October 2011. We hold 50% equity interest in Phase II of Shidongkou II.

The coal supply for Shidongkou II is obtained from several coal producers located mostly in Northern Shanxi Province. The coal is transported by rail from the mines to Qinhuangdao port or Tianjin port and shipped to the plant’s own wharf facilities. The wharf is capable of handling 35,000 ton vessels. Shidongkou II typically stores 180,000 tons of coal on site.

In 2012, Shidongkou II obtained 55.1% of its total consumption of coal pursuant to the key contracts and the remainder was obtained in the open market. The weighted average cost of coal for Shidongkou II in 2012 was RMB569.93 (2011: RMB624.52) per ton.

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

Power Plant in Chongqing Municipality

Luohuang Power Plant

Huaneng Luohuang Power Plant (“Luohuang Power Plant”) is located in Chongqing Municipality.  Each of Phase I and Phase II of Luohuang Power Plant has an installed capacity of 720 MW and consists of two 360 MW coal-fired generating units. The two units in Phase I commenced operation in September 1991 and February 1992 respectively, and the two units in Phase II commenced operation in December 1998. Luohuang Power Plant Phase III consist of two 600 MW coal-fired generating units with an installed capacity of 1,200 MW, which were put into operations in December 2006 and January 2007, respectively. We hold 60% equity interest in Luohuang Power Plant.

The coal supply for Luohuang Power Plant is obtained from Chongqing Municipality. Luohuang Power Plant typically stores 450,000 tons of coal on site. In 2012, Luohuang Power Plant obtained 49.7% of its coal supplies from the key contracts and the remainder from the open market. The weighted average cost of coal for Luohuang Power Plant in 2012 was RMB601.94 (2011: RMB599.51) per ton.

Luohuang Power Plant sells its electricity to Chongqing Municipal Electric Power Company.

Construction Projects in Chongqing Municipality

Chongqing Liang Jiang Gas-Fired Combined Cooling-Heating-Power Project. In December 2011, Chongqing Liang Jiang Gas-Fired Combined Cooling-Heating-Power Project has been approved by Chongqing Municipal Development and Reform Commission. We hold 100% equity interest in this project. The project is planned to construct five 300 MW (F grade) combined cycle gas turbine cogeneration units with a total installed capacity of 1,500 MW.

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

The coal supply for Yuhuan Power Plant is primarily obtained from Shanxi Province and Inner Mongolia Autonomous Region. Yuhuan Power Plant typically stores 500,000 tons of coal on site. In 2012, Yuhuan Power Plant obtained all of its total consumption of coal from internal sources. The weighted average cost of coal for Yuhuan Power Plant in 2012 was RMB714.59 (2011: RMB751.45) per ton.

Yuhuan Power Plant sells its electricity to Zhejiang Electric Power Company.

Construction Projects in Zhejiang Province

Zhejiang Tongxiang Gas-Fired Co-generation project. In July 2012, Zhejiang Huaneng Tongxiang Gas-Fired Co-generation project has been approved by Zhejiang Province Development and Reform Commission. We hold 95% equity interest in this project. The project is planned to consist of two sets of 200 MW class combined cycle gas turbine cogeneration units.

Changxing project. In March 2012, Huaneng Changxing Power Plant “Replacing Small Units with Large Ones” Project has been approved by Zhejiang Province Development and Reform Commission. We hold 100% equity interest in this project. The project is planned to consist of two sets of 660 MW ultra-supercritical coal-fired generating units.

Power Plant in Hunan Province

Yueyang Power Plant

Huaneng Yueyang Power Plant (“Yueyang Power Plant”) is located in Yueyang City of Hunan Province.  Yueyang Power Plant Phase I has an installed capacity of 725 MW and consists of two 362.5 MW sub-critical coal-fired generating units which commenced operation in September and December 1991 respectively. Yueyang Power Plant Phase II consists of two 300MW coal-fired generating units with installed capacity of 600 MW, which were put into operation in March and May 2006, respectively. Huaneng Yueyang Power Plant Phase III (“Yueyang Power Plant Phase III”) is planned to consist of two 600 MW generating units with a total installed capacity of 1,200 MW. In January 2011 and August 2012, Unit 5 and Unit 6 of Yueyang Power Plant Phase III, two 600MW coalfired generating unit commenced operation, respectively. We hold 55% equity interest in Yueyang Power Plant.

The coal supply for Yueyang Power Plant is obtained from Datong in Shanxi Province. Yueyang Power Plant typically stores 500,000 tons of coal on site. In 2012, Yueyang Power Plant obtained 25.7% of its total consumption of coal pursuant to the key contracts and the remainder in the open market. The weighted average cost of coal for Yueyang Power Plant in 2012 was RMB642.07 (2011: RMB716.11) per ton.

Yueyang Power Plant sells its electricity to Hunan Electric Power Company.

Yongzhou Xiangqi Hydropower Station

Huaneng Yongzhou Xiangqi Hydropower Station (“Xiangqi Hydropower Station”) is located in Xiangqi County of Hunan Province. Xiangqi Hydropower Station consists of four 20 MW hydraulic generating units with a total installed capacity of 80 MW. In December 2011, unit I of Xiangqi Hydropower Station with an installed capacity of 20 MW passed trial run. Unit I and Unit II of Yongzhou Xiangqi Hydropower Station with an installed capacity of 20 MW each commenced operation in December 2011 and May 2012, respectively. Unit III and Unit IV of Xiangqi Hydropower Station with an installed capacity of 20 MW each commenced operation in May and August 2012, respectively. We hold 100% equity interest in Xiangqi Hydropower Station.

Xiangqi Hydropower Station sells its electricity to Hunan Electric Power Company.

Power Plant in Hubei Province

Enshi Hydropower Station

Hubei Enshi Maweigou Hydropower Station (“Enshi Hydropower Station”) is located in Enshi City of Hubei Province. We entered into an equity transfer agreement to acquire Enshi Hydropower Station on Sepetember 30, 2011. Enshi Hydropower Station is planned to consist of eleven 5 MW hydraulic generating units with a total installed capacity of 55 MW. In December 2011, an installed capacity of 15 MW of Enshi Hydropower Station commenced operation. We hold 100% equity interest in Enshi Hydropower Station.

Enshi Hydropower Station sells its electricity to Hubei Electric Power Company.

Power Plant in Jiangxi Province

Jinggangshan Power Plant

Huaneng Jinggangshan Power Plant (“Jinggangshan Power Plant”) is located in Ji’an City of Jiangxi Province. Jinggangshan Power Plant has an installed capacity of 1,920 MW and consists of two 300 MW coal-fired generating units which commenced operation in December 2000 and August 2001 respectively, and two 660 MW generating units which commenced operation in November and December 2009, respectively. We hold 100% equity interest in Jinggangshan Power Plant.

The coal supply for Jinggangshan Power Plant is obtained from Henan Province, Anhui Province and Jiangxi Province. Jinggangshan Power Plant typically stores 255,000 tons of coal on site. In 2012, Jinggangshan Power Plant obtained 7.1% of its total coal consumption pursuant to the key contracts and the remainder in the open market. The weighted average cost of coal for Jinggangshan Power Plant in 2012 was RMB787.28 (2011: RMB773.83) per ton.

Jinggangshan Power Plant sells its electricity to Jiangxi Electric Power Company.

Power Plant in Fujian Province

Fuzhou Power Plant

Huaneng Fuzhou Power Plant (“Fuzhou Power Plant”) is located on the south bank of the Min River, southeast of the city of Fuzhou. Fuzhou Power Plant has been developed in three phases. The Fuzhou Power Plant Phase I and Phase II utilize four 350 MW coal-fired generating units with an installed capacity of 1,400 MW, and commenced operations in 1988 and 1999, respectively. The Fuzhou Power Plant Phase III consists of two 600 MW generating units with a total installed capacity of 1,200 MW, and commenced operations in 2010 and 2011, respectively. The capacity of Unit V and Unit VI of the Fuzhou Power Plant Phase III was expanded to 660 MW respectively since January 2012. We hold 100% equity interest in Fuzhou Power Plant.

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

In 2012, the Fuzhou Power Plant obtained 30.0% of its total consumption of coal pursuant to the key contracts and the remainder was obtained in the open market. The weighted average cost of coal for Fuzhou Power Plant in 2012 was RMB656.37(2011: RMB722.44 ) per ton.

Fuzhou Power Plant sells its electricity to Fujian Electricity Power Company.

Power Plants in Guangdong Province

Shantou Power Plant

Huaneng Shantou Coal-Fired Power Plant (“Shantou Power Plant”) had originally been developed and constructed by HIPDC which transferred all its rights and interests therein to us effective on December 31, 1994. Located on the outskirts of the city of Shantou, Shantou Power Plant was set up with the support of the Shantou municipal government and the Guangdong provincial government. Shantou Power Plant Phase I consists of two 300 MW coal-fired generating units with boilers, which commenced operation in January 1997. Shantou Power Plant Phase II consists of one 600 MW coal-fired generating unit and commenced operation in October 2005. We hold 100% equity interest in Shantou Power Plant.

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

In 2012, the Shantou Power Plant obtained 36.0% of its total consumption of coal pursuant to the key contracts and the remainder was purchased in the open market. The weighted average costs of coal for Shantou Power Plant in 2012 was RMB656.52 (2011: RMB730.40) per ton.

Shantou Power Plant sells its electricity to Guangdong Electric Power Company.

Haimen Power Plant

Huaneng Haimen Power Plant (“Haimen Power Plant”) is located in Shantou City, Guangdong Province. Haimen Power Plant has an installed capacity of 4,144 MW and consists of four 1,036 MW generating units. The first two generating units commenced operation in July 2009 and October 2009, respectively. We hold 100% equity interest in the first two generating units. The other two generation units commenced operation at the beginning of 2013. We hold 80% equity interest in the other two generating units.

The coal supply for Haimen Power Plant is mainly imported from Indonesia. Haimen Power Plant typically stores 400,000 tons of coal on site. In 2012, Haimen Power Plant obtained all of its total consumption of coal from internal sources. The weighted average cost of coal for Haimen Power Plant in 2012 was RMB672.22 (2011: RMB710.72) per ton.

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

The coal supply for Diandong Power Plant is mainly obtained from Yunnan and Guizhou Provinces. Diandong Power Plant typically stores 1,200,000 tons of coal on site. In 2012, Diandong Power Plant obtained 44.6% of its total consumption of coal pursuant to the key contracts and the remainders in the open market. The weighted average cost of coal for Diandong Power Plant in 2012 was RMB508.51 (2011: RMB516.89) per ton.

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

The coal supply for Yuwang Power Plant is mainly obtained from Yunnan and Guizhou Provinces. Yuwang Power Plant typically stores 600,000 tons of coal on site. In 2012, Yuwang Power Plant obtained 50.8% of its total consumption of coal pursuant to the key contracts and the remainders in the open market. The weighcted average cost of coal for Yuwang Power Plant in 2012 was RMB454.63 (2011: RMB483.72) per ton.

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

Power Plant in Singapore

Tuas Power

Tuas Power is one of the three largest power generation companies in Singapore, which is located at 60 Tuas South Avenue 9, the west coast of Singapore. With a licensed generating capacity of 2,670MW, it currently has an operating installed generating capacity of 2,171 MW, comprising of four 367.5MW gas-fired combined cycle generating units, one 101MW co-generation unit and one 600 MW oil-fired steam generating unit. One new 405.9MW gas-fired combined cycle generating unit is expected to begin commercial operations in 2013 to replace the 600MW oil-fired steam generating unit decommissioned in the fourth quarter of 2012.

The oil supply of Tuas Power is obtained through auction in the open market. The gas supply is obtained from Gas Supply Pte Ltd and Sembcorp Pte Ltd.

Construction Project in Singapore

Combined Cycle Power Plant No. 5. TPG has started the development of a new 405.9MW Combined Cycle Power Plant No. 5 (“CCP5”). The Natural-Gas Fired CCP5, comprising an Alstom GT26 gas turbine, a generator, a steam turbine and a heat recovery steam generator, all arranging in a single shaft configuration, will enhance its portfolio of generation capability. With the development, the Phase I Oil-Fired Steam Unit No. 2 has been decommissioned and taken out of service in the fourth quarter of 2012 to maintain Tuas Power’s total licensed generating capacity. Construction of CCP5 has commenced in early 2011 and the unit has been scheduled for synchronization to the grid in late March 2013, and commercial operation is expected to begin by early October 2013.

Tembusu Multi-Utilities Complex. Tembusu multi-utilities complex is expected to consist of a co-generation plant, a desalination plant and a wastewater treatment facility, with a total installed capacity of 165 MW. The complex will be developed in multiple phases in order to meet customers’ demand. Phase 1 consists of 1 x 450 t/h coal-biomass co-fired circulated fluidized bed boiler, 2 x 200 t/h diesel/natural gas fired boilers and 1 x 101MW steam turbine-generator, and other components of plant. Phase 1 commenced operation in February 2013. Phase 2A consists of 1 x 450 t/h coal-biomass co-fired circulated fluidized bed boiler, 1 x 200 t/h diesel/natural gas fired boiler and 1 x 32MW steam turbine-generator, and other components of plant. The construction work for Phase 2A is in progress and scheduled to be completed by the first quarter of 2014. TPL owns 100% equity interest in this project.

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

In 2008, with the purpose of improving energy usage efficiency, the government implemented an electricity optimized-dispatch policy in Henan Province, Sichuan Province, Jiangsu Province, Guangdong Province and Guizhou Province on a pilot basis, and plans to roll out to others if the trial operation is successful. In addition, as of December 31, 2012, in all regions in which we operate power plants, the government’s power administrative departments take differential power generation plan policies to improve the planned utilization hours of the environment-protecting and energy-saving units.

Competition and Dispatch in Singapore

The Singapore power market is highly concentrated, as the three largest power generation companies account for approximately 80% of total generating capacity. Tuas Power competes in the NEMS using its portfolio of gas fired and oil fired generating units. It was able to achieve a market share of approximately 25.24% in the NEMS for 2012. Its major competitors include Senoko Energy (formerly Senoko Power) which is owned by a Japanese/French consortium led by Marubeni Group, YTL PowerSeraya which is owned by YTL Group of Malaysia, SembCorp Cogen and Keppel Merlimau Cogen. A new entrant, GMR Energy (Singapore) Pte Ltd, is expected to enter the market in late 2013. Tuas Power’s generating units are relatively new with a track record of steady operation and high reliability. The technical and economic parameters of Tuas Power’s units make Tuas Power one of the leaders in Singapore’s power industry.

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

Effective July 1, 2003, all power plants in China became subject to the pollutant discharge levy system, pursuant to which discharge fees are levied based on the actual amount of pollutants discharged. As a result, all of our power plants are now required to pay discharge fees in such manner. Since 2008, certain provinces have raised the rates of waste disposal fees. In 2010, 2011 and 2012, we paid to the local governments total discharge fees of approximately RMB492 million, RMB530 million and RMB543 million respectively.

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

In order to meet with the requirement of the New Emission Standards, we have installed flue gas desulphurization (“FGD”) facilities and denitrification facilities with all of our newly constructed generating units.  We have also carried out sulfur disposal reform on the existing generating units. As of the end of 2012, we have installed and operated desulphurization facilities on all our existing coal-fired generating units.

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

Tuas Power has a dedicated wastewater treatment plant to treat its oily wastewater and process wastewater prior to discharge into the sea. The treatment processes are automated to prevent accidental adverse discharge and critical parameters are monitored on a real-time basis. Trade effluent testing is performed annually and the results are shared with the Pollution Control Department.

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

Insurance

We currently maintain property all risks insurance and machinery breakdown insurance for all of our power plants, and construction all risks insurance or erection all risks insurance for all of our newly built and expansion projects as well as large-scaled upgrading projects. Our current insurance coverage on our property, plant and equipment (including construction all risk insurance) is mainly maintained with Yongcheng Property and Casualty Insurance Company, and co-insured by PICC Property and Casualty Company Ltd. and China Pacific Property Insurance Co., Ltd., which amounted to approximately RMB317 billion. In July 2012, we renewed the liabilities insurance for our directors and officers with a coverage of US$10 million.

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

Tuas Power purchases key insurance policies, such as industrial all risks issurance, business interruption insurance, product and public liability insurance, directors’ and officers’ liability insurance and pollution legal liability insurance. The insured value under industrial all risks is S$2.72 billion. For the Tembusu Multi-Utilities Complex project, the owner controlled insurance programme covers erection/ construction all risks insurance with delay in start-up, third party liability insurance and marine cargo insurance with delay in start-up.

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

Facing the complicated and severe market conditions in 2012, the Company actively responded to the changes in power, coal and capital markets with strong support of all shareholders and through concerted efforts of all employees for market expansion and management improvement. The Company correctly analyzed market development, redoubled its efforts towards key operations, implemented thorough planning and sound controls, which contributed to new development of the Company in various aspects. In 2012, the Company maintained safe production and leading positions in China’s power industry on major technical and economic indicators, realized effective cost controls by exercising strict control measures, and enhanced development quality significantly by proactive refining of power generation structure. The Company also achieved new progress in energy saving, environment protection, technical renovation and other fronts, diligently fulfilled its social responsibilities as a provider of sufficient, reliable and clean power energy. The profit attributable to shareholders of the Company was RMB5.512 billion, representing an increase of 366.95% over 2011.

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

Depreciation of property, plant and equipment

Depreciation of property, plant and equipment is provided based on book value less estimated residual value over estimated useful life using straight-line method. For those impaired property, plant and equipment, depreciation is provided based on book value after deducting impairment provision over estimated useful life. The estimated useful lives are as follows:

2012
Dam	8 – 50 years
Port facilities	20 – 40 years
Buildings	8 – 30 years
Electric utility plant in service	5 – 30 years
Transportation facilities	8 – 27 years
Others	5 – 14 years

At the end of each year, the Company and its subsidiaries review the estimated useful life, residual value and the depreciation method of the property, plant and equipment for adjustment when necessary.

Management of the Company determines the estimated useful lives of property, plant and equipment and respective depreciation. The accounting estimate is based on the expected wear and tear incurred during power generation. Wear and tear can be significantly different following renovation each time. When the useful lives differ from the original estimated useful lives, management will adjust the estimated useful lives accordingly. It is possible that the estimates made based on existing experience are different to the actual outcomes within the next financial period and could cause a material adjustment to the depreciation and carrying amount of property, plant and equipment.

In order to present a fairer and more appropriate view of the financial position and operating results of the Company and its subsidiaries where the depreciation period of each property, plant and equipment is aligned with its actual useful lives, the Company and its subsidiaries revised its accounting estimates on the useful lives and residual values of property, plant and equipment not fully depreciated in the PRC, based on the technical assessment report prepared by the Company’s internal engineers and technicians, as well as the accounting estimation adopted by other major Chinese companies in the power industry. The Company obtained the approval in April 2012 in the Company’s eighth meeting of the Seventh Session of the Board of Directors, and adopted the change from January 1, 2012.

The table below shows the details of estimated useful lives and net residual values of property, plant and equipment before and after January 1, 2012:

	Before January 1, 2012			After January 1, 2012
Category of property, plant and equipment	Estimated useful lives (years)	Estimated residual value(%)	Annual depreciation rate(%)	Estimated useful lives (years)	Estimated residual value(%)	Annual depreciation rate(%)

Dam	8-40	3	2.43-12.13	8-50	0-3	2.00-12.13
Port facilities	20-40	5	2.38-4.75	20-40	5	2.38-4.75
Buildings	6-45	0-11	2.11-16.67	8-30	3-5	2.23-12.13
Electric utility plant in service	5-35	0-11	2.71-20.00	5-30	0-5	3.17-20.00
Transportation facilities	6-20	0-11	4.75-16.67	8-27	3-5	3.52-12.13
Others	3-18	0-11	5.56-33.33	5-14	0-5	6.79-20.00

The approximate effect of the change in estimates on profit before income tax expense in current and future years is as follows:

	2012	2013	2014	2015	2016	Later

Increase/(Decrease) in profit before income tax expense	1.1 billion	0.9 billion	0.6 billion	0.5 billion	0.6 billion	(6.1 billion)

Useful life of power generation licence

The Company and its subsidiaries acquired the power generation licence as part of the business combination with Tuas Power. The power generation licence is initially recognized at fair value at the acquisition date. It is of indefinite useful life and is not amortized. It is tested annually for impairment and carried at cost less accumulated impairment loss. Useful life of the power generation licence is reviewed by the Company and its subsidiaries each financial period to determine whether events and circumstances continue to support the indefinite useful life assessment. As of year end, management of the Company and its subsidiaries considered the estimated useful life for its power generation licence as indefinite. This estimate is based on the expected renewal of power generation licence without significant restriction and cost, together with the consideration on related future cash flows generated and the expectation of management in continuous operations. Based on existing knowledge, that outcomes within the next financial period that are different from assumptions could require a change on carrying amount of power generation licence.

Impairment of long-lived assets

The carrying amounts of property, plant and equipment, intangible assets with definite useful lives, land use rights and long-term equity investments not accounted for as financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset's recoverable amount is estimated. Goodwill and power generation licence are tested for impairment annually regardless of whether there are indications of impairment or more frequently if events or changes in circumstances indicate a potential impairment. An impairment loss is recognized if the carrying amount of an asset or cash-generating unit ("CGU") exceeds its recoverable amount.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less cost to sell. For impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs.

Subject to an operating segment ceiling test, CGUs to which goodwill has been allocated are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes.

Goodwill acquired in a business combination is allocated to groups of CGUs that are expected to benefit from the synergies of the combination.

Impairment losses are recognized in profit or loss. Impairment losses recognised in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU (group of CGUs), and then to reduce the carrying amounts of the other assets in the CGU (group of CGUs) on a pro rata basis.

An impairment loss in respect of goodwill is not reversed. Except for goodwill, all impaired nonfinancial assets are subject to review for possible reversal of impairment at each reporting date.

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

Newly adopted accounting policies

The following new standards and amendments to standards are adopted for the first time to the financial year beginning January 1, 2012.

○
Amendments to IFRS 7, ‘Financial instruments: disclosures’. The amendment was a result of amendment on disclosure requirements of transfers of financial assets released in October 2010 (effective for financial year beginning 1 July 2011). The amendments clarified and strengthened the disclosure requirements of transfers of financial assets which help users of financial statements evaluating related risk exposures and the effect of those risks on the financial position of the Company and its subsidiaries. The Company and its subsidiaries adopted the amendment from 1 January 2012. The amendment had no material impact on the consolidated financial statements of the Company.

New accounting pronouncements

For a detailed discussion of new accounting pronouncements, see Note 2(ab) to the Financial Statements.

B.	Operating results

Our financial statements are prepared under IFRS as issued by IASB. The following management’s discussion and analysis is based on the financial information prepared under IFRS.

Year ended December 31, 2012 compared with year ended December 31, 2011

	For the Year Ended December 31
	2012	2011	Increased/ (Decreased)
	RMB’000	RMB’000%

Operating revenue	133,966,659	133,420,769	-

Tax and levies on operations	(672,040)	(484,019)	39

Operating expenses
Fuel	(82,355,449)	(90,546,192)	(9)
Maintenance	(2,846,521)	(2,528,850)	13
Depreciation	(11,032,748)	(11,866,705)	(7
Labor	(5,112,484)	(4,621,667)	11
Service fees on transmission and transformer facilities of HIPDC transformer HIPDC	(140,771)	(140,771)	-
Purchase of electricity	(7,101,878)	(8,613,264)	(18)
Others	(7,747,828)	(5,871,699)	32

Total operating expenses	(116,337,679)	(124,189,148)	(6)

Profit from operations	16,956,940	8,747,602	94

Interest income	175,402	166,183	6
Financial expenses, net
Interest expense	(8,897,097)	(7,736,186)	15
Exchange (loss) / gain and bank charges , net	(166,778)	76,474	(318)

Total financial expenses, net	(9,063,875)	(7,659,712)	18

	For the Year Ended December 31
	2012	2011	2012
	RMB’000	RMB’000	RMB’000

Share of profits of associates / jointly controlled entities	622,358	703,561	(12)

Loss on fair value changes of financial assets / liabilities	(1,171)	(727)	61

Other investment income	187,131	93,460	100

Profit before income tax expense	8,876,785	2,050,367	333

Income tax expense	(2,510,370)	(868,927)	189

Net Profit	6,366,415	1,181,440	439

Attributable to:

Equity holders of the Company	5,512,454	1,180,512	367
Non-controlling interests	853,961	928	91,922
	6,366,415	1,181,440	439

For the year ended December 31, 2012, the Company’s total power generation on a consolidated basis amounted to 302.433 billion kWh, representing a 3.55% decrease from the year ended December 31, 2011. The decrease in the Company’s power generation was mainly attributable to the sluggish national demand for electricity and the significant growth in hydropower generation that seized the market share of coal-fired power.

The power generation of the Company’s domestic power plants for the year ended December 31, 2012 was listed below (in billion kWh):

Domestic Power Plant	Power generation in 2012	Power generation in 2011	Change
Liaoning Province
Dalian	5.980	6.805	(12.12%)
Dandong	3.202	3.204	(0.06%)
Yingkou	7.867	8.678	(9.35%)
Yingkou Co-generation	3.337	3.137	6.38%
Wafangdian Wind Power	0.102	0.066	54.55%
Suzihe Hydropower	0.013	N/A	N/A
Changtu Wind Power	0.006	N/A	N/A
Inner Mongolia Autonomous Region
Huade Wind Power	0.203	0.136	49.26%
Hebei Province
Shang’an	14.265	14.473	(1.44%)
Kangbao Wind Power	0.062	0.0003	N/A
Gansu Province
Pingliang	9.214	12.214	(24.56%)
Jiuquan Wind Power	0.756	N/A	N/A
Beijing Municpality
Beijing Co-generation	4.636	4.887	(5.14%)
Beijing Co-generation (Combined Cycle)	3.955	0.004	N/A
Tianjin Municipality
Yangliuqing Co-generation	6.609	6.956	(4.99%)
Shanxi Province
Yushe	3.405	4.180	(18.54%)
Zuoquan	6.358	N/A	N/A
Shandong Province
Dezhou	15.400	14.518	6.08%
Jining	5.097	4.852	5.05%
Weihai	11.608	11.128	4.31%
Xindian	3.256	3.313	(1.72%)
Rizhao Phase II	7.484	8.173	(8.43%)
Zhanhua Co-generation	1.724	1.587	8.63%
Henan Province
Qinbei	17.764	15.146	17.29%
Jiangsu Province
Nantong	8.406	9.086	(7.48%)
Nanjing	3.827	3.981	(3.87%)

Taicang	11.672	11.373	2.63%
Huaiyin	7.152	7.370	(2.96%)
Jinling CCGT	3.788	3.740	1.28%
Jinling Coal-fired	11.538	11.884	(2.91%)
Qidong Wind Power	0.357	0.286	24.83%
Shanghai Municipality
Shidongkou I	7.710	7.681	0.38%
Shidongkou II	6.472	7.412	(12.68%)
Shidongkou Power Generation	7.739	6.862	12.78%
Shanghai CCGT	1.633	1.266	28.99%
Chongqing Municipality
Luohuang	12.191	15.560	(21.65%)
Zhejiang Province
Yuhuan	24.116	26.768	(9.91%)
Hunan Province
Yueyang	8.204	10.679	(23.18%)
Xiangqi Hydropower	0.183	N/A	N/A
Hubei Province
Enshi Hydro	0.050	0.0001	N/A
Jiangxi Province
Jinggangshan	8.842	9.485	(6.78%)
Fujian Province
Fuzhou	13.800	16.905	(18.37%)
Guangdong Province
Shantou Coal-fired	6.420	7.085	(9.39%)
Haimen	12.529	15.213	(17.64%)
Yunnan Province
Diandong	8.509	11.648	(26.95%)
Yuwang	4.992	5.813	(14.12%)

In 2012, the power generated by Singapore operations accounted for 25.20% of the total power generated in Singapore, decreased by 1.92 percentage points from 2011.

In respect of the tariff, the average tariff of domestic power plants for the year ended December 31, 2012 was RMB454.19 per MWh, an increase of RMB24.09 per MWh from the year ended December 31, 2011.

In respect of fuel cost, the decrease of coal price and effective cost controls of the Company contributed to reduced fuel costs of the Company. Compared to last year, the unit fuel cost of power sold of the Company’s domestic power plants decreased by 7.60% to RMB249.82 per MWh.

Combining the foregoing factors, the operating revenue of the Company and its subsidiaries for the year ended December 31, 2012 remained generally the same as last year at approximately RMB133.967 billion. For the year ended December 31, 2012, the Company and its subsidiaries recorded a net profit attributable to equity holders of the Company of RMB5.512 billion, representing an increase of 366.95% from the profit of RMB1.181 billion for the year ended December 31, 2011.

For the year ended 31 December 2012, the profit attributable to equity holders of the Company from domestic power plants was RMB4.471 billion, representing an increase of RMB4.572 billion compared to a loss of RMB101 million for the same period last year. The increase was primarily attributable to the carry-over effect of domestic electricity tariff adjustment in 2011, the decrease of coal market price in 2012, and effective cost controls of the Company. The carry-over effect of domestic tariff adjustment in 2011 resulted from the adjustment of on-grid electricity tariff by the PRC NDRC in the first quarter of 2011. The reduced market price of coal was mainly because of the change of coal supply-demand situation within the PRC.

For the year ended 31 December 2012, the profit attributable to equity holders of the Company from Singapore operations was RMB1.041 billion, decreased by RMB241 million compared to the same period last year. This is mainly attributable to the increase of newly operated generation units of other power plant companies, which caused a decrease of Tuas Power’s shares in the market, resulting in a decline in electricity sold. It was also attributable to the drop in the exchange rate of Singaporean dollars against RMB.

Operating revenue

Operating revenue mainly consists of revenue from power sold. For the year ended December 31, 2012, the consolidated operating revenue of the Company and its subsidiaries amounted to RMB133.967 billion, representing a 0.41% increase from RMB133.421 billion for the year ended December 31, 2011. Due to the carry-over effect of electricity tariff adjustment in 2011 and the reduced power generation in 2012, the operating revenue from domestic power plants increased by approximately RMB2.071 billion. The operating revenue of Singapore operations decreased by approximately RMB1.525 billion for the year ended December 31, 2012 from last year, which is mainly because of the declined market share in Singapore resulted from the new generation units of other power plant companies, the decreased electricity sold and the reduced average conversion rate between Singaporean dollar and RMB.

The following table sets forth the average tariff rate of the Company’s power plants, as well as percentage changes from 2011 to 2012.

	Average tariff rate (VAT inclusive) (RMB/MWh)
Power Plant	2012	2011	Change
Liaoning Province
Dalian	409.18	382.84	6.88%
Dandong	405.73	383.08	5.91%
Yingkou	409.35	394.82	3.68%
Yingkou Co-generation	397.59	391.92	1.45%
Wafangdian Wind Power	610.82	610.00	0.13%
Suzihe Hydropower	364.25	N/A	N/A
Changtu Wind Power	610.00	N/A	N/A
Inner Mongolia Autonomous Region
Huade Wind Power	520.00	528.45	(1.60%)
Hebei Province
Shang’an	434.63	408.20	6.47%
Kangbao Wind Power	536.72	N/A	N/A
Gansu Province
Pingliang	336.12	306.36	9.71%
Jiuquan Wind Power	520.60	N/A	N/A
Beijing Municipality
Beijing Co-generation	494.00	481.35	2.63%
Tianjin Municipality
Yangliuqing Co-generation	438.03	414.23	5.75%
Shanxi Province
Yushe	396.56	362.65	9.35%
Zuoquan	383.25	N/A	N/A
Shandong Province
Dezhou	468.90	443.20	5.80%
Jining	459.63	422.91	8.68%
Xindian II	453.75	426.77	6.32%
Weihai	461.89	435.52	6.05%
Rizhao Phase II	446.90	420.06	6.39%
Zhanhua Co-generation	450.55	419.76	7.34%
Henan Province
Qinbei	441.43	412.75	6.95%
Jiangsu Province
Nantong	441.25	425.97	3.59%
Nanjing	442.17	442.54	(0.08%)
Taicang I	430.43	424.09	1.49%
Taicang II	443.88	429.44	3.36%
Huaiyin II	458.25	438.72	4.45%
Jinling	466.14	459.37	1.47%
Qidong Wind Power	542.65	519.08	4.54%
Shanghai Municipality
Shidongkou I	457.18	441.11	3.64%
Shidongkou II	442.13	422.25	4.71%
Shanghai CCGT	674.00	665.00	1.35%
Shidongkou Power Generation	463.85	457.20	1.45%
Chongqing Municipality
Luohuang	448.95	410.86	9.27%
Zhejiang Province
Yuhuan	491.37	462.49	6.24%
Hunan Province
Yueyang	506.87	465.74	8.83%
Xiangqi Hydropower	390.00	N/A	N/A
Hubei Province
Enshi Hydro	360.00	N/A	N/A
Jiangxi Province
Jinggangshan	483.90	447.05	8.24%
Fujian Province

Fuzhou	445.64	425.38	4.76%
Guangdong Province
Shantou Coal-fired	542.97	522.91	3.84%
Haimen	529.06	498.77	6.07%
Yunnan Province
Diandong Energy	359.58	345.43	4.10%
Diandong Yuwang	361.70	345.31	4.75%
Singapore
Tuas Power	1,206.23	1,146.88	5.17%

Tax and levies on operations

Tax and levies on operations mainly consists of taxes associated with value-added tax surcharges. According to relevant administrative regulations, these surcharges include City Construction Tax and Education Surcharges calculated at prescribed percentages on the amounts of the value-added tax paid. For the year ended December 31, 2012, the tax and levies on operations amounted to RMB672 million.

Operating expenses

For the year ended December 31, 2012, the total operating expenses of the Company and its subsidiaries was RMB116.338 billion, representing a 6.32% decrease from RMB124.189 billion for the year ended December 31, 2011.

The operating costs and expenses in domestic power plants of the Company decreased by RMB6.723 billion, which was primarily attributable to the reduced market price of coal in the PRC and effective cost controls of the Company. The operating expenses of Singapore operations decreased by RMB1.129 billion for the year ended December 31, 2012 from last year. The decrease was mainly because of the decreased purchase of electricity as a result of the intense competition, increase of newly operated generation units of other power plant companies and declined retail electricity sold in Singapore.

Fuel

Fuel cost represents the majority of the operating expense for the Company and its subsidiaries. For the year ended December 31, 2012, fuel cost of the Company and its subsidiaries decreased by 9.05% to RMB82.355 billion from RMB90.546 billion for the year ended December 31, 2011. The fuel costs of domestic power plants decreased by RMB8.524 billion from last year, which was primarily attributable to the reduced market price of coal in the PRC and effective cost controls of the Company.

For the year ended December 31, 2012, the average unit price (excluding tax) of fuel coal was RMB526.25 per ton, representing a 4.09% decrease from RMB548.72 per ton for the year ended December 31, 2011. The fuel cost per unit of power sold by the Company’s domestic coal-fired power plant decreased by 7.60% from RMB270.37/MWh in 2011 to RMB249.82/MWh in 2012.

Fuel costs of Singapore operations remained generally the same as last year.

Maintenance

For the year ended December 31, 2012, the maintenance expenses of the Company and its subsidiaries amounted to RMB2.847 billion, representing a 12.56% increase from RMB2.529 billion for the year ended December 31, 2011. The operation of new generating units accounted for approximately RMB229 million of the increase. The maintenance expenses of Singapore operations decreased by approximately RMB50 million.

Depreciation

For the year ended December 31, 2012, depreciation expenses of the Company and its subsidiaries decreased by 7.03% to RMB11.033 billion from RMB11.867 billion for the year ended December 31, 2011. The decrease of the depreciation expenses within the PRC was primarily attributable to the Company’s change in the estimated useful life and estimated residual value of its property, plant and equipment that are not fully depreciated within the PRC since the beginning of 2012. The deprecation expenses of the operations in Singapore remained generally the same as in 2011.

Labor

Labor costs consist of salaries to employees and contributions payable to relevant state authorities for employees' housing fund, medical insurance, pension and unemployment insurance, as well as training costs and others. For the year ended December 31, 2012, the labor costs of the Company and its subsidiaries amounted to RMB5.112 billion, representing a 10.62% increase from RMB4.622 billion for the year ended December 31, 2011. The increase was mainly attributable to the operation of new generation units of the Company, the higher level of Chinese social insurance standards, and the increase of employees’ performance-related salaries. The operation of new generating units contributed RMB127 million of the increase. The labor costs of Singapore operations increased by approximately RMB1 million.

Other operating expenses (including purchase of electricity and service fees paid to HIPDC)

Other operating expenses include environmental protection expenses, land fee, insurance premiums, office expenses, amortization, Tuas Power’s purchase of electricity and others. For the year ended December 31, 2012, other operating expenses (including purchase of electricity) of the Company and its subsidiaries was RMB14.990 billion, representing an increase of RMB364 million from RMB14.626 billion for the year ended December 31, 2011. The operations of new generating units contributed approximately RMB219 million to the increase of other operating expenses for the year ended December 31, 2012. Other operating expenses of Singapore operations decreased by RMB1.419 billion, of which purchase of electricity decreased by RMB1.511 billion, which was mainly because of the decreased retail electricity cost as a result of the declined retail electricity sold in Singapore.

Financial expenses

Financial expenses consist of interest expense, bank charges and net exchange differences.

Interest expense

For the year ended December 31, 2012, the interest expense of the Company and its subsidiaries was RMB8.897 billion, representing a 15.01% increase from RMB7.736 billion for the year ended December 31, 2011. The increase of interest expenses of domestic operations was primarily attributable to the carry-over effect of RMB borrowing interest rates adjustment in 2011, and expensing instead of capitalizing interest upon commercial operation of new generating units. The operation of new generation units accounted for RMB0.8 billion of the increase. The interest expenses of Singapore operations were RMB481 million, which is generally the same as the year ended December 31, 2011.

Net exchange differences and bank charges

For the year ended December 31, 2012, the exchange losses plus bank charges of the Company and its subsidiaries amounted to RMB167 million, representing a net loss of RMB243 million compared with the net gains of RMB76 million for the year ended December 31, 2011. For the year ended December 31, 2012, the Company and its subsidiaries incurred exchange losses of RMB102 million, representing a net loss of RMB249 million from the net gains of RMB147 million for the year ended December 31, 2011. The head office of the Company recorded exchange gains of RMB8 million, representing a decrease of RMB221 million from the exchange gains of RMB229 million for the year ended December 31, 2011. The reasons for the decrease were the declined U.S. loan balance and slower declined conversion rate between U.S. dollars and RMB.The net exchange differences and bank charges of Singapore operations decreased by approximately RMB85 million.

Share of profit of associates / jointly control entities

For the year ended December 31, 2012, the share of profit of associates / jointly control entities was RMB622 million, representing a RMB82 million decrease from RMB704 million for the year ended December 31, 2011. The decrease was primarily due to the the overall decrease of associates’ profit in 2012.

Income Tax Expense

For the year ended December 31, 2012, the Company and its subsidiaries recorded an income tax expense of RMB2.510  billion, representing an increase of RMB1.641 billion or 188.90% from RMB869 million for the year ended December 31, 2011. The income tax expense of domestic operations increased by RMB1.737 billion, which was primarily due to the increase of profit before income tax expense. The income tax expense of Singapore operations decreased by approximately RMB96 million, which was mainly attributable to the decrease of profit before income tax expense.

Net Profit, Profit attributable to the equity holders of the Company and Non-controlling interests

For the year ended December 31, 2012, the Company and its subsidiaries achieved a net profit of RMB6.366 billion, representing an increase of RMB5.185 billion or 438.87% from RMB1.181 billion for the year ended December 31, 2011. For the year ended December 31, 2012, the profit attributable to equity holders of the Company was RMB5.512 billion, representing an increase of RMB4.331 billion from RMB1.181 billion for the year ended December 31, 2011. The profit attributable to equity holders of the Company from domestic operations increased by RMB4.572 billion, which was mainly due to the carry-over effect of domestic electricity tariff adjustment in 2011, the decrease of coal market price in 2012, and effective cost controls of the Company. The profit attributable to equity holders of the Company from Singapore operations was RMB1.041 billion, representing a decrease of RMB241 million from the same period last year. This was primarily because of the decreased market share and electricity sold within Singapore due to the new generation units of other power plant companies in Singapore.

The profit attributable to non-controlling interests of the Company increased RMB1 million for the year ended December 31, 2011 to RMB854 million for the year ended December 31, 2012. This was mainly attributable to the increased profit of the Company.

Year ended December 31, 2011 compared with year ended December 31, 2010

	For the Year Ended December 31
	2011	2010	Increased/ (Decreased)
	RMB’000	RMB’000%

Operating revenue	133,420,769	104,318,120	28

Tax and levies on operations	(484,019)	(147,641)	228

Operating expenses
Fuel	(90,546,192)	(67,891,547)	33
Maintenance	(2,528,850)	(2,302,018)	10
Depreciation	(11,866,705)	(10,447,021)	14
Labor	(4,621,667)	(4,067,420)	14
Service fees on transmission and transformer facilities of HIPDC transformer HIPDC	(140,771)	(140,771)	-
Purchase of electricity	(8,613,264)	(5,557,219)	55
Others	(5,871,699)	(5,135,492)	14

Total operating expenses	(124,189,148)	(95,541,488)	30

Profit from operations	8,747,602	8,628,991	1

Interest income	166,183	89,026	87
Financial expenses, net
Interest expense	(7,736,186)	(5,282,549)	46
Exchange gain and bank charges , net	76,474	87,964	(13)

Total financial expenses, net	(7,659,712)	(5,194,585)	47

Share of profits of associates / jointly controlled entities	703,561	568,794	24

(Loss) / Gain on fair value changes of financial assets / liabilities	(727)	11,851	(106)

Other investment income	93,460	60,013	56

Profit before income tax expense	2,050,367	4,164,090	(51)

Income tax expense	(868,927)	(842,675)	3

Net Profit	1,181,440	3,321,415	(64)

Attributable to:

Equity holders of the Company	1,180,512	3,347,985	(65)
Non-controlling interests	928	(26,570)	(103)
	1,181,440	3,321,415	(64)

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

The power generation of the Company’s domestic power plants for the year ended December 31, 2011 is listed below (in billion kWh):

Domestic Power Plant	Power generation in 2011	Power generation in 2010	Change
Liaoning Province
Dalian	6.805	7.912	(13.99%)
Dandong	3.204	3.864	(17.08%)
Yingkou	8.678	9.850	(11.09%)
Yingkou Co-generation	3.137	3.669	(14.50%)
Wafangdian Wind Power	0.066	N/A	N/A
Inner Mongolia Autonomous Region
Huade Wind Power	0.136	0.130	4.62%
Hebei Province
Shang’an	14.473	14.098	2.66%
Gansu Province
Pingliang	12.214	8.945	36.55%
Beijing Municpality

Beijing Co-generation	4.891	4.704	3.89%
Tianjin Municipality
Yangliuqing Co-generation	6.956	6.439	8.03%
Shanxi Province
Yushe	4.180	4.889	(14.50%)
Shandong Province
Dezhou	14.518	16.143	(10.07%)
Jining	4.852	5.271	(7.95%)
Weihai	11.128	4.212	164.20%
Xindian	3.313	3.657	(9.41%)
Rizhao Phase II	8.173	8.152	0.26%
Zhanhua Co-generation(1)	1.587	0.206	670.39%
Henan Province
Qinbei	15.146	13.961	8.49%
Jiangsu Province
Nantong	9.086	8.643	5.13%
Nanjing	3.981	3.759	5.91%
Taicang	11.373	11.624	(2.16%)
Huaiyin	7.370	8.048	(8.42%)
Jinling CCGT	3.740	2.434	53.66%
Jinling Coal-fired	11.884	6.458	84.02%
Qidong Wind Power	0.286	0.214	33.64%
Shanghai Municipality
Shidongkou I	7.681	7.566	1.52%
Shidongkou II	7.412	6.510	13.86%
Shidongkou Power Generation	6.862	5.002	37.19%
Shanghai CCGT	1.266	1.650	(23.27%)
Chongqing Municipality
Luohuang	15.560	12.535	24.13%
Zhejiang Province
Changxing(2)	N/A	1.077	N/A
Yuhuan	26.768	23.440	14.20%
Hunan Province
Yueyang	10.679	5.786	84.57%
Hubei Province
Enshi Hydro(3)	0.0001	N/A	N/A
Jiangxi Province
Jinggangshan	9.485	8.252	14.94%
Fujian Province
Fuzhou	16.905	8.802	92.06%
Guangdong Province
Shantou Coal-fired	7.085	7.036	0.70%
Haimen	15.213	12.012	26.65%
Yunnan Province
Diandong Energy(4)	11.648	10.962	6.26%
Diandong Yuwang(4)	5.813	6.185	(6.02%)
______________
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

For the year ended 31 December 2011, the profit attributable to equity holders of the Company from domestic operations was RMB-0.101 billion, decreased by RMB2.758 billion compared to last year. The decrease was primarily due to the increase in fuel price in China and the increase of RMB borrowing interest rates. The increase of fuel price was mainly because of the increase of coal demand in the market and the increase of coal price. The increase of RMB borrowing interest rates was resultant from consecutive raise of benchmark lending interest rates by the PBOC during 2010 and 2011.

For the year ended 31 December 2011, the profit attributable to equity holders of the Company from Singapore operations was RMB1.282 billion, increased by 85.45% compared to last year. This is mainly because the constrained supply of natural gas in Singapore contributed to higher demand for electricity that caused temporary higher electricity price, resulting in higher profit derived compared to last year.

Operating revenue

Operating revenue mainly consists of revenue from power sold. For the year ended December 31, 2011, the consolidated operating revenue of the Company and its subsidiaries amounted to RMB133.421 billion, representing a 27.90% increase from RMB104.318 billion for the year ended December 31, 2010. The increase in operating revenue of domestic operations was primarily attributable to the increased power generations and expanded operations. The operation of new generating units contributed approximately RMB14.598 billion to the increase. The operating revenue of Singapore operations increased by approximately RMB6.195 billion for the year ended December 31, 2011 from last year, which is mainly because of the temporary higher power tariff caused by higher demand for power due to the constrained supply of natural gas.

The following table sets forth the average tariff rate of the Company’s power plants, as well as percentage changes from 2010 to 2011.

	Average tariff rate (VAT inclusive) (RMB/MWh)
Power Plant	2011	2010	Change
Liaoning Province
Dalian	382.84	375.44	1.97%
Dandong	383.08	376.61	1.72%
Yingkou	394.82	387.78	1.82%

Yingkou Co-generation	391.92	386.29	1.46%
Wafangdian Wind Power	610.00	N/A	N/A
Inner Mongolia Autonomous Region
Huade Wind Power	528.45	510.00	3.62%
Hebei Province
Shang’an	408.20	378.59	7.82%
Gansu Province
Pingliang	306.36	275.91	11.04%
Beijing Municipality
Beijing Co-generation	481.35	474.21	1.50%
Tianjin Municipality
Yangliuqing Co-generation	414.23	407.08	1.76%
Shanxi Province
Yushe	362.65	334.11	8.54%
Shandong Province
Dezhou	443.20	417.68	6.11%
Jining	422.91	401.53	5.32%
Xindian II	426.77	405.67	5.20%
Weihai	435.52	456.31	(4.56%)
Rizhao Phase II	420.06	397.60	5.65%
Zhanhua Co-generation	419.76	397.40	5.63%
Henan Province
Qinbei	412.75	379.68	8.71%
Jiangsu Province
Nantong	425.97	409.06	4.14%

Nanjing	442.54	414.19	6.84%
Taicang I	424.09	415.37	2.10%
Taicang II	429.44	414.13	3.70%
Huaiyin II	438.72	443.17	(1.01%)
Jinling	459.37	453.38	1.32%
Qidong Wind Power	519.08	487.70	6.43%
Shanghai Municipality
Shidongkou I	441.11	435.52	1.28%
Shidongkou II	422.25	416.36	1.41%
Shanghai CCGT	665.00	662.00	0.45%
Shidongkou Power Generation	457.20	445.70	2.58%
Chongqing Municipality
Luohuang	410.86	382.70	7.36%
Zhejiang Province
Changxing	N/A	519.39	N/A
Yuhuan	462.49	459.86	0.57%
Hunan Province
Yueyang	465.74	435.71	6.89%
Hubei Province
Enshi Hydro	437.03	N/A	N/A
Jiangxi Province
Jinggangshan	447.05	413.30	8.17%
Fujian Province
Fuzhou	425.38	413.22	2.94%
Guangdong Province
Shantou Coal-fired	522.91	521.34	0.30%
Haimen	498.77	496.33	0.49%
Yunnan Province
Diandong Energy	345.43	N/A	N/A
Diandong Yuwang	345.31	N/A	N/A
Singapore
Tuas Power	1,146.88	927.89	23.60%

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

Labor

Labor costs consist of salaries to employees and contributions payable to relevant state authorities for employees' housing fund, medical insurance, pension and unemployment insurance, as well as training costs and others. For the year ended December 31, 2011, the labor costs of the Company and its subsidiaries amounted to RMB4.622 billion, representing a 13.63% increase from RMB4.067 billion for the year ended December 31, 2010. The increase was mainly attributable to the expanded operations and commencement of operations of new generating units of the Company. The operation of new generating units contributed RMB296 million of the increase.  The labor costs of Singapore operations increased by approximately RMB39 million.

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

General

The assets and liabilities of the Company and its subsidiaries experienced significant change during the year 2012, due to continued investments in construction projects.

Assets

As of December 31, 2012, total assets of the Company and its subsidiaries were RMB259.100 billion, remaining generally the same compared with RMB257.416 billion as of December 31, 2011. Non-current assets increased by 0.91% to RMB223.014 billion, primarily due to the continued investment in associates and jointly controlled entities. Current assets decreased by 0.91% to RMB36.086billion, primarily due to the decrease of inventories. Total assets of the domestic power plants increased by RMB192 million to RMB226.814 billion.

As of December 31, 2012, total assets of Singapore operations were RMB32.287 billion. Non-current assets increased by 11.58% to RMB27.065 billion, which was primarily attributable to increased investment in construction projects. Current assets decreased by 20.13% to RMB5.221 billion, which was mainly due to the decreased accounts receivable balance as a result of declined revenue.

Liabilities

As of December 31, 2012, total liabilities of the Company and its subsidiaries were RMB193.140 billion, representing generally the same level from RMB197.858 billion as of December 31, 2011.

As of December 31, 2012, the interest-bearing debts of the Company and its subsidiaries totaled approximately RMB167.398 billion. The interest-bearing debts consisted of long-term loans (including those maturing within a year), long-term bonds, short-term borrowings and short-term bonds. The interest-bearing debts denominated in foreign currencies were approximately RMB4.994 billion.

As of December 31, 2012, total liabilities of Singapore operations were RMB19.458 billion, representing generally the same level with RMB19.213 billion as of December 31, 2011.

Shareholders’ equity

Excluding the impact of profit and profit appropriations, the equity of the Company and its subsidiaries increased at the end of the year compared to the beginning of the year, resulting from the post-tax impact of increased fair value of tradable stocks held by the Company amounting to RMB99 million, the post-tax impact of decreased fair value for cash flow hedge of the domestic and Singapore operations amounting to RMB325 million, and the increase of RMB535 million in currency translation differences as well as the increase of RMB1,155 million in non-controlling interests.

Major financial position ratios

	2012	2011
Current ratio	0.39	0.38
Quick ratio	0.31	0.30
Ratio of liability and shareholders’ equity	3.44	3.89
Multiples of interest earned	1.86	1.14

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

The current ratio and quick ratio remained at relatively low level as of December 31, 2012 and 2011, and increased slightly at the year end of 2012 from the year end of 2011. The decrease in the ratio of liabilities and shareholders’ equity at the year end of 2012 from the year end of 2011 was primarily due to increased shareholders’ equity as a result of profit increase of the Company. The multiples of interest earned increased, primarily attributable to the increase of net profit for the year ended December 31, 2012.

D.	Liquidity and cash resources

The primary sources of funding for the Company and its subsidiaries have been cash provided by internal funds from operating activities, short-term and long-term loans and proceeds from issuances of bonds, and the primary use of funds have been for working capital, capital expenditure and repayments of short-term and long-term borrowings.

As of December 31, 2012, net current liabilities of the Company and its subsidiaries were approximately RMB57.5 billion. Based on the Company’s proven financing record, readily available banking facilities and sound credibility, the Company believes it is able to duly repay outstanding debts, obtain long-term financing and secure funding necessary for its operations. The Company has also capitalized on its good credit record to make short-term borrowings at relatively lower interest rates, thus reducing its interest expenses.

Cash flows from operating activities

	For the Year Ended December 31,
	2012	2011	2010
	RMB’000	RMB’000	RMB’000

Cash flows from operating activities
Profit before income tax expense	8,876,785	2,050,367	4,164,090
Non-cash items adjustments	20,430,486	18,873,447	14,998,694
Changes in working capital	(175,854)	533,905	(39,532)
Interest received	109,635	95,951	54,738
Income tax paid	(2,312,970)	(604,515)	(1,111,266)
Net cash provided by operating activities	26,928,082	20,949,155	18,066,724

Net cash provided by operating activities is the main source of cash for the Company. For the year ended December 31, 2012, net cash provided by operating activities of the Company and its subsidiaries was RMB26.928 billion, of which RMB2.185 billion was from its operating activities in Singapore.

Cash flows used in investing activities

	For the year ended December 31,
	2012	2011	2010
	RMB’000	RMB’000	RMB’000
Cash flows used in investing activities
Purchase of property, plant and equipment	(15,474,614)	(16,673,632)	(20,704,224)
Proceeds from disposals of property, plant and equipment	949,469	85,601	105,816
Prepayments of land use rights	(81,382)	(68,370)	(2,879)
Increase in other non-current assets	(51,615)	(46,657)	(24,614)
Cash dividend received	728,754	447,654	315,205
Capital injections in associates	(947,574)	(995,804)	(533,630)
Cash paid for acquiring available-for-sale financial assets	(500,000)	(310,000)	(12,113)
Cash paid for acquiring trading securities	-	(101,707)	-
Cash consideration paid for acquisitions	(149,048)	(4,121,280)	(850,763)
Cash consideration prepaid for acquisitions	-	-	(4,178,214)
Cash from acquisitions of subsidiaries	-	349,245	90,524
Cash paid for acquiring associates	-	(302,250)	(174,000)
Cash paid for acquiring a jointly controlled entity	-	-	(1,058,000)
Short-term loan repayment from an associate	100,000	-	-
Others	116,406	72,369	46,354

Net cash used in investing activities	(15,309,604)	(21,664,831)	(26,980,538)

Net cash used in investing activities amounted to approximately RMB15.310 billion, RMB21.665 billion and RMB26.981 billion in 2012, 2011 and 2010. The cash used in investing activities in 2012, 2011 and 2010 was mainly attributable to the acquisitions and capital expenditure for construction projects.

Cash flows from financing activities

	For the year ended December 31,
	2012	2011	2010
	RMB’000	RMB’000	RMB’000

Cash flows from financing activities
Issuance of short-term bonds	34,930,000	9,959,600	9,959,850
Repayments of short-term bonds	(11,000,000)	(5,000,000)	(15,000,000)
Drawdown of short-term loans	48,294,295	63,517,251	63,190,307
Repayments of short-term loans	(64,832,425)	(64,216,571)	(44,611,278)
Drawdown of long-term loans	19,425,661	22,877,988	9,215,500
Repayments of long-term loans	(32,483,848)	(20,677,814)	(11,682,182)
Proceed received from issuance of shares	-	-	10,280,169
Issuance of long-term bonds	4,985,000	4,985,000	-
Repayment of a loan from former shareholder of a subsidiary	-	(600,000)	-
Interest paid	(8,941,814)	(8,144,957)	(5,997,296)
Net capital injection from non-controlling interests of the subsidiaries	665,333	219,215	283,521
Government grants	266,949	78,869	50,410
Dividends paid to shareholders of the Company	(702,867)	(2,807,084)	(2,528,050)
Dividends paid to non-controlling interest of the subsidiaries	(460,607)	(120,130)	(249,043)
Cash paid for acquisition of non-controlling interests of a subsidiary	-	(4,266)	-
Others	37,423	2,547	151,415
Net cash (used in) / provided by financing activities	(9,816,900)	69,648	13,063,323

Net cash outflow used in financing activities in 2012 amounted to RMB9.817 billion, which was primarily attributable to the decreased drawdown of loans in 2012, as a result of the increase in cash provided by operating activities.

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

Cash and cash equivalents

	For the year ended December 31,
	2012	2011	2010
	RMB’000	RMB’000	RMB’000

Effect of exchange rate	151,027	(227,627)	49,946
NNet increase / (decrease) in cash and cash equivalents	1,952,605	(873,655)	4,199,455
Cash and cash equivalents, beginning of the year	8,552,782	9,426,437	5,226,982
Cash and cash equivalents as of the end of the year	10,505,387	8,552,782	9,426,437

As of December 31, 2012, the cash and cash equivalents of the Company and its subsidiaries denominated in RMB, Singapore dollar, U.S. dollar, Japanese Yen, and HK dollar were RMB7.934 billion, RMB2.143 billion, RMB0.546 billion, RMB0.4 million, and RMB0.5 million, respectively.

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

Capital expenditure and cash resources

Capital expenditures on acquisitions

The Company and its subsidiaries made no significant capital expenditure for acquisition in 2012.

Capital expenditures on construction and renovation projects

The capital expenditures for the year ended December 31, 2012 were RMB15.608 billion, mainly used in construction and renovation projects, including RMB1.167 billion for Qinbei expansion project, RMB0.647 billion for Diandong Energy expansion project, RMB0.576 billion for Zuoquan Power expansion project, RMB0.521 billion for Weihai expansion project, RMB0.470 billion for Jiuquan Wind Power project, RMB0.774 billion for Haimen power project, RMB0.430 billion for Jinling Coal-fired project, RMB0.286 billion for Shanghai Power expansion project, RMB0.397 billion for Beijing Co-generation expansion project, RMB0.360 billion for Taicang Harbor expansion project, RMB0.254 billion for Changxing expansion project, RMB0.233 billion for Dalian Power expansion project, RMB0.282 billion for Haimen Harbor expansion project, RMB0.284 billion for Pingliang expansion project, RMB0.200 billion for Shang’an expansion project, RMB0.267 billion for Xiangqi Hydropower expansion project, RMB0.247 billion for Chongqing Luohuang expansion project, and RMB0.254 billion for Jinggangshan expansion project. The expenditures on construction projects in Singapore were RMB2.429 billion. The expenditures on other projects were RMB5.530 billion.

The capital expenditures on construction and renovation amounted to approximately RMB16.789 billion and RMB20.732 billion in 2011 and 2010, respectively.

The capital expenditures above are sourced mainly from internal capital, cash flows provided by operating activities, and debt financings.

The Company expects to have significant capital expenditures in the next few years. During the course, the Company will make active efforts to improve project planning process on commercially viable basis. The Company will also actively develop newly planned projects to pave the way for its long-term growth. The Company expects to finance the above capital expenditures through internal funding, cash flows provided by operating activities, and debt financing.

The following table sets forth the major capital expenditure cash requirements, usage plans and cash resources of the Company for the next two years.

Project	Capital expenditure arrangements		Contractual arrangements		Financing methods	Funding resources arrangements	Financing costs and note on usage
	2013	2014	2013	2014
	(RMB in billions)
Thermal power projects	10.558	9.953	10.558	9.953	Debt financing	Internal cash resources & bank loans, etc.	Within the floating range of benchmark lending interest rates of the PBOC
Hydropower projects	0.317	0.092	0.317	0.092	Debt financing	Internal cash resources & bank loans, etc.	Within the floating range of benchmark lending interest rates of the PBOC
Wind power projects	1.459	2.096	1.459	2.096	Debt financing	Internal cash resources & bank loans, etc.	Within the floating range of benchmark lending interest rates of the PBOC
Port projects	2.629	0.900	2.629	0.900	Debt financing	Internal cash resources & bank loans, etc.	Within the floating range of benchmark lending interest rates of the PBOC
Coal mining projects	1.842	-	1.842	-	Debt financing	Internal cash resources & bank loans, etc.	Within the floating range of benchmark lending interest rates of the PBOC
Renovation projects	4.300	4.500	4.300	4.500	Debt financing	Internal cash resources & bank loans, etc.	Within the floating range of benchmark lending interest rates of the PBOC

Cash resources and anticipated financing costs

The Company expects to finance its capital expenditure and acquisitions primarily through internal capital, cash flow from operating activities and debt financing.

Good operating results and sound credit status provide the Company with strong financing capabilities. As of December 31, 2012, the Company and its subsidiaries had undrawn banking facilities of over RMB90 billion, granted by Bank of China, China Construction Bank and China Development Bank.

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

As resolved at the 2010 annual general meeting held on May 17, 2011, our company has been given a mandate to issue within the PRC short-term notes of a principal amount not exceeding RMB10 billion (in either one or multiple tranches) within 12 months from the date on which the shareholders’ approval was obtained. On September 19, 2011, we issued one tranche of short-term notes in the amount of RMB5 billion with a maturity period of 366 days, a unit face value of RMB100 and an interest rate of 6.04%. On April 17, 2012, we issued a second tranche of short-term notes in the amount of RMB5 billion with a maturity period of 365 days, a unit face value of RMB100 and an interest rate of 4.41%.

As resolved at the 2010 annual general meeting held on May 17, 2011, our company has been given a mandate to apply to the competent authority for quota of the non-public issuance of debt financing instruments with a principal amount of not exceeding RMB10 billion within 12 months from the date of obtaining an approval at the general meeting (to be issued within such period on a rolling basis). On September 8, 2011, we received the approval from the competent authority. On November 7, 2011, we completed the issuance of the first tranche of non-public issuance of debt financing instruments in the amount of RMB5 billion with a maturity period of 5 years, a unit face value of RMB100 and an interest rate of 5.74%. On January 6, 2012, we completed the issuance of the second tranche of the non-public issuance of debt financing instruments in the amount of RMB5 billion with a maturity period of 3 years, a unit face value of RMB100 and an interest rate is 5.24%.

As resolved at the 2010 annual general meeting on May 17, 2011, our company has been given a mandate to apply to the National Association of Financial Market Institutional Investors for a quota to issue super short-term debentures of a principal amount not exceeding RMB20 billion. On May 9, 2012, we received a notification on acceptance of registration from the National Association of Financial Market Institutional Investors, accepting the registration of our super short-term debentures. On June 5, 2012, July 10, 2012, August 17, 2012 and September 13, 2012, respectively we issued four tranches of the super short-term debentures, each in the amount of RMB5 billion with a maturity period of 270 days, a unit face value of RMB100 and an interest rate of 3.35%, 3.32%, 3.70% and 3.99%, respectively.

As resolved at the 2011 annual general meeting on June 12, 2012, our company has been given a mandate to issue within the PRC short-term notes of a principal amount not exceeding RMB15 billion within 12 months from the date on which the shareholders’ approval was obtained. On November 6, 2012, we issued the first tranche of the short-term notes in the amount of RMB5 billion with a maturity period of 365 days, a unit face value of RMB100 and an interest rate of 4.42%. On December 7, 2012, we issued the second tranche of the short-term notes in the amount of RMB5 billion with a maturity period of 365 days, a unit face value of RMB100 and an interest rate of 4.58%.

As resolved at the 2010 Annual General Meeting on May 17, 2011, our company has been given a mandate to issue in one or multiple tranches financing instruments of RMB-denominated debt instruments of a principal amount up to RMB5 billion in or outside PRC within 12 months from the date of approval at the general meeting. On April 19, 2012, we received an approval regarding the issuance of RMB-denominated debt instruments in Hong Kong in the sum of RMB5 billion issued by the NDRC, approving our company to issue the RMB-denominated debt instruments in Hong Kong in an aggregate amount of up to RMB5 billion, with an effective period of one year from the date of approval. On January 30, 2013, our company and the managers entered into a subscription agreement in relation to the proposed issuance of RMB1,500 million bonds due 2016 with an interest rate of 3.85% (“RMB Bonds”). On February 6, 2013, the listing of and dealing in the RMB Bonds became effective.

As resolved at the 2011 annual general meeting on June 12, 2012, our company has been given a mandate to apply to the National Association of Financial Market Institutional Investors for a quota to issue super short-term notes with a principal amount not exceeding RMB30 billion on a rolling basis. On January 29, 2013, we received a Notification on Acceptance of Registration from the National Association of Financial Market Institutional Investors, accepting the registration of the super short-term notes. On February 27, 2013, we issued the first tranche of the super shortterm notes in the amount of RMB5 billion with a maturity period of 270 days, a unit face value of RMB100 and an interest rate of 3.80%.On April 3, 2013, we issued the second tranche of the super short-term notes in the amount of RMB5 billion with a maturity period of 270 days, a unit face value is RMB100 and an interest rate of 3.90%.

As of December 31, 2012, short-term loans of the Company and its subsidiaries totaled RMB27.442 billion (2011: RMB43.979 billion). Loans from bank were charged at interest rates ranging from 5.04% to 6.56% per annum (2011: 4.00% to 8.52%). Short-term bonds by the Company and its subsidiaries totaled RMB35.450 billion as of December 31, 2012 (2011: RMB10.262 billion).

As of December 31, 2012, long-term loans of the Company and its subsidiaries totaled approximately RMB81.621 billion (2011: approximately RMB93.985 billion), consisting of loans denominated in RMB of approximately RMB61.713 billion (2011: approximately RMB73.734 billion), in U.S. dollars of approximately US$0.693 billion (2011: approximately US$0.779 billion), and in Euro of approximately Euro 77 million (2011: approximately Euro 86 million). Included in the above, U.S. dollar denominated borrowings were approximately US$678 million (2011: US$743 million) floating-rate borrowings. Singapore dollar denominated borrowings were S$2.930 billion and all floating-rate borrowings. For the year ended December 31, 2012, long-term bank loans of the Company and its subsidiaries bore annual interest rates from 0.54% to 7.05% (2011: 0.51% to 8.65%).

As of December 31, 2012, the borrowings for the Singapore operations were all long-term loans approximately in aggregate of RMB14.929 billion, including borrowings denominated in Singapore dollar in the amount of S$2.930 billion with interest rates from 2.15% to 4.25% per annum, and borrowings denominated in U.S. dollar in the amount of US$3 million with interest rate of 2.74% per annum.

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

Other financing requirements

The objective of the Company is to bring long-term, steadily growing returns to shareholders. In line with this objective, the Company follows a proactive, stable and balanced dividend policy. In 2012, in accordance with the profit appropriation plan of the board of directors of the Company (subject to the approval of the shareholders’ meeting), the Company expects to pay a cash dividend of approximately RMB2,952 million in 2013.

Maturity profile of borrowings

The following table sets forth the maturity profile of the Company’s borrowings as of December 31, 2012.

Maturity Profile
(RMB in billions)	2013	2014	2015	2016	2017

Principal proposed to be repaid	71.949	19.591	12.914	10.039	10.431
Interest proposed to be repaid	6.708	4.706	3.387	3.031	2.514
Total	78.657	24.297	16.301	13.070	12.945
____________
Note:

(1)	The amount of the principal to be repaid in 2013 is relatively large because this includes expected repayment of short-term loans and short-term bonds.

E.	Trend information

The major trend of the electricity power market

The central economic work conference held at the end of 2012 and the national people’s congress held in March 2013 set down the growth target of 7.5% for China’s GDP in 2013. According to the report released by China Electricity Council (“CEC”) at the end of February 2013, China’s GDP is expected to grow by 7.5% to 9% in 2013; national power consumption is estimated to reach 5,280 to 5,380 billion KWH, representing an increase of 6.5% to 8.5% from same period last year. Based on GDP growth of 7.5% and national power consumption of 5,330 billion KWH as recommended by CEC, power consumption in the primary industry is estimated to continue low growth of 4.0% to 6.0%; power consumption in the secondary industry is projected to grow by 5.5% to 7.5%, representing a higher growth rate than that 2012; power consumption in the tertiary industry and households is expected to maintain annual growth of 11% in 2013. Total installed generation capacity in the PRC is expected to reach 1.23 billion KW by the end of 2013, including newly installed generation capacity of 87 million KW. The utilization of power generation equipment in the PRC is expected to reach 4,700 to 4,800 hours, with utilization hours of coal-fired equipment at 5,050 to 5,150 hours. The power supply and demand are expected to be generally balanced throughout the country in 2013. Power supply in Northeast China will experience increase of excessive generation capacity, and supply is expected to exceed demand in the power market in Northwest China. Meanwhile, certain provinces in East and North China could experience inconsiderable power supply shortage during certain peak periods because of limited cross-

region power transmission capacity, breakdown of certain generation units for denitrification renovation, short supply of natural gas, as well as consideration for uncertainties in respect of high temperature and water supply.

Based on the forecast of CEC, if GDP in the PRC grows by 7.5% in 2013, the power consumption nationwide will reach 5,280 billion KWH, representing an increase of 6.5% from 2012; the utilization of power generation equipment across the country will reach 4,700 hours, and utilization of coal-fired equipment will reach 5,050 hours. Normally, the power generation of the Company may vary from the forecast released by the report due to the regional distribution of the Company’s power plants.

The trend of the fuel supply

In 2013, coal demand in the PRC is hardly to experience high growth given the expected steady growth of domestic economy and insignificant recovery of world economy, while coal supply will continue to grow. Coal imports will continue at significant amount on the back of  government’s encouragement and therefore affect coal price in domestic market. It is estimated that domestic coal market will see generally abundant supply in 2013, and coal price is expected to experience slight fluctuation from the second half of 2012.

The trend of capital market and foreign exchange

In 2013, the PBOC will continually implement steady monetary policies and make predicative fine-tuning to monetary policies from time to time. In respect of the credit market, liquidity is still tight with higher financing costs. In respect of monetary policies, the PBOC will continue expanded application of open market operations, commence using open market short-term liquidity operations, and make on-going efforts for liberalization of RMB interest rates. The deposit reserve requirement ratio and benchmark interest rates for borrowings and lending are unlikely to change in the foreseeable future, and the monetary policy will maintain consistent.

F.	Employee benefits

As of December 31, 2012, the Company and its subsidiaries had 36,326 domestic and overseas employees. The Company and its subsidiaries provided employees with competitive remuneration and linked such remuneration to operating results as working incentives for the employees. Currently, the Company and its subsidiaries do not have any non-cash remuneration packages.

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

G.	Guarantees and pledges on loans and restricted assets

As of December 31, 2012, the Company provided guarantee for Tuas Power’s long-term bank borrowings of approximately RMB14.896 billion, and provided guarantee for Shanghai Time Shipping Co., Ltd.’s long-term borrowings of approximately RMB6 million.

As of December 31, 2012, the details of secured loans of the company and its subsidiaries are as follows:

(1)         The Company pledged certain accounts receivables for certain short-term loans borrowed in 2012. As of December 31, 2012, the balance of the secured loans was RMB6.250 billion, and the pledged accounts receivables amounted to approximately RMB6.319 billion.

(2)         As of December 31, 2012, a short-term bank loan of RMB0.27 billion was secured by the electricity tariff collection right of the subsidiaries of the Company.

(3)         As of December 31, 2012, the short-term loans secured by the discounted notes receivable of the Company and its subsidiaries were RMB21 million.

(4)         As of December 31, 2012, a long-term loan of RMB97 million of the Company and its subsidiaries was secured by territorial waters use right with book value of RMB84.40 million.

(5)         As of December 31, 2012, a long-term loan of RMB149 million of the Company and its subsidiaries were secured by certain property, plant and equipment of the Company and its subsidiaries.

(6)         As of December 31, 2012, a long-term loan of RMB12.358 billion of the Company and its subsidiaries was secured by electricity tariff collection right.

(7)         As of December 31, 2012, a long-term loan of RMB15.48 million of a subsidiary of the Company was secured by the current and future assets of the subsidiary.

(8)         As of December 31, 2012, notes receivable of the Company and its subsidiaries of approximately RMB3 million was secured to a bank as collateral against notes payable of RMB2 million.

As of December 31, 2012, restricted bank deposits amounted to RMB119 million.

As of December 31, 2012, a provision of RMB157 million was made due to a legal claim by a vendor of our subsidiary. The outcome of this legal claim is not expected to give rise to any significant loss beyond the amount provided as of December 31, 2012.

H.	Off-balance sheet arrangements

As of December 31, 2012, there was no off-balance sheet arrangements which have or reasonably likely to have an effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

I.	Performance of significant investments and their prospects

The Company acquired 25% equity interest in Shenzhen Energy Group Co., Ltd. (“Shenzhen Energy Group”) for RMB2.39 billion on April 22, 2003. In 2011, Shenzhen Energy Group divided into a remainder company Shenzhen Energy Group and a newly established company Shenzhen Energy Management Company, the Company held 25% equity interest in both of these companies. The Company acquired 200 million shares from Shenzhen Energy, a subsidiary of Shenzhen Energy Group, in December 2007. Shenzhen Energy allot shares with its capital surplus in 2011. As of December 31, 2012, the Company held 240 million shares of Shenzhen Energy. These investments brought a profit of RMB190 million to the Company for the year ended December 31, 2012 under IFRS. This investment is expected to provide steady returns to the Company.

The Company held directly 60% equity interest in Sichuan Hydropower as of December 31, 2006. In January 2007, Huaneng Group increased its capital investment in Sichuan Hydropower by RMB615 million, thus reducing the Company’s equity interest in Sichuan Hydropower to 49% and making Huaneng Group the controlling shareholder of Sichuan Hydropower. This investment brought a profit of RMB230 million for the year ended December 31, 2012 under IFRS. This investment is expected to provide steady returns to the Company.

J.	Tabular disclosure of contractual obligations and commercial commitments

A summary of payments due by period of our contractual obligations and commercial commitments as of December 31, 2012 is shown in the tables below. A more complete description of these obligations and commitments is included in the Notes to Financial Statements as referenced below.

Contractual Cash Obligations
(RMB in millions)	2013	2014-2015	2016-2017	Thereafter	Total

Long-term Loans from a Shareholder(1)	800	-	-	-	800
Long-term Bank Loans(1)	8,257	21,415	12,218	38,496	80,387
Other Long-term Loans(1)	-	417	-	18	435
Long-term bonds(2)	-	5,700	5,000	12,300	23,000
Interest Payments	7,348	8,491	5,605	7,805	29,250
Operating Lease – Head Offce(3)	90	22	-	-	112
Operating Lease - Nanjing Power Plant(3)	2	4	4	71	81
Operating Lease - Dezhou Power Plant(3)	34	68	68	214	384
Operating Lease - Shang’an Power Plant(3)	2	4	4	52	62
Operating Lease – Fuel Company(3)	9	8	-	-	17
Operating Lease - Tuas Power Generation Pte Ltd. (3)	22	45	46	1.057	1,170
	16,564	36,174	22,945	58,957	55,311

Other Commercial Commitments
(RMB in millions)	2013	2014-2015	2016-2017	Thereafter	Total

Long – term gas purchase contract(4)	7,185	2,230	1,587	4,762	15,764
Other commitments(3)	16,748	-	-	-	16,748
	23,933	2,230	1,587	4,762	32,512
____________

Notes:

(1)	See Note 22 to the Financial Statements, “Long-term Loans”.

(2)	See Note 23 to the Financial Statements, “Long-term Bonds”.

(3)	See Note 37 to the Financial Statements, “Commitments”.

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

Goodwill impairment

Goodwill is tested for impairment by the management at the end of each year. In 2012, based on the impairment tests, except for the goodwill arising from acquisition of Pingliang Power Co., Ltd., no goodwill was impaired. Due to the continuous lower profitability of Pingliang Power Co., Ltd., full impairment of related goodwill amounted to RMB108 million was provided based on the result of impairment test.

For goodwill allocated to CGUs in PRC, changes of tariff and fuel price could have affected the results of goodwill impairment assessment. As of December 31, 2012, if tariff had decreased by 1% or 5% from management’s estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognize impairment against goodwill by approximately RMB595 million and RMB1,757 million, respectively. If fuel price had increased by 1% or 5% from the management’s estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognize impairment against goodwill by approximately RMB374 million and RMB1,734 million, respectively.

Property, plant and equipment impairment

The Company and its subsidiaries test whether property, plant and equipment suffered any impairment whenever any impairment indication exists.

Changes of assumptions in tariff and fuel price will affect the impairment assessments result of property, plant and equipment. As of December 31, 2012, if tariff had decreased by 1% or 5% from management’s estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognize impairment against property, plant and equipment by approximately RMB277 million and RMB2,885 million, respectively. If fuel price had increased by 1% or 5% from the management’s estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognize impairment against property, plant and equipment by approximately RMB205 million and RMB1,710 million, respectively.

L.	Business plan

Our main task in 2013 is to focus on consolidating and enhancing economic efficiency and development quality, fully implement its efficiency improvement project, improve profitability, and accelerate its building up of the world’s first-class listed power producer. We will strive to attain an annual utilization hour of 5,070 hours with our domestic generating units, and realize an annual power generation of 320 billion kWh at our domestic power plants. We will adhere to its objective of safe production with “zero accident”, increase effort in marketing, proactively deal with every opportunity and challenge arose from market-oriented reform for fuel, highlight impact of technology innovation on the promotion of energy saving and emission reduction, reinforce operation and fund management by means of complete budget and comprehensive planning, further compress controllable costs, intensify fund management and further cut down funding costs.

To ensure the annual power generation target is reached, we will further define duties of the regional marketing personnel, further explore potential of the management, take advantage of the national dual-pricing system of thermal coal, take an active role to encourage tariff increase in regions with lower tariff and recorded persistent loss, further improve work collaboration, strive to increase efficiency power generation during the period with favorable market condition, abundant demand and high margins, continue to optimize the operation of our generating units, endeavor to raise utilization rate and capacity rate of high efficiency and large generating units, boost generation amount by high efficiency generating units. We will build up its strength to cope with competition in the fuel market by all means, take advantages of the market-oriented reform for coal, the adjustment of coal supply structure, the synergies developed in the industry chain interconnecting power, coal, port and shipping, improve its procurement of coal and establish linkage and support for coal resources and transportation, manage costs and retain gains, insist on market-oriented operation, carry out procurement based on competitive price comparison, grasp every market opportunity and boost up returns. We will also focus on establishing superior energy saving and environmental friendly coal-fired power plants, emphasize to secure and upgrade the energy efficiency of its 1,000 MW and 600 MW ultra-supercritical water-cooled generating units, 600 MW supercritical water-cooled and air-cooled generating units, put forth reform regarding energy saving and emission reduction of the generating units in operation, carry out denitrification, desulphurization and capacity upgrade and electrostatic precipitation for generating units step by step, in order to ensure the goals set out in the environmental responsibility statement are being accomplished.

ITEM 6                 Directors, Senior Management and Employees

A.           Directors, members of the supervisory committee and senior management

Directors

The table below sets forth certain information concerning our directors as of March 31, 2013. The current term for all of our directors is three years, which will expire in May 2014.

Name	Age	Position with us
Cao Peixi	57	Chairman of the Board of Directors
Huang Long	59	Vice Chairman of the Board of Directors
Li Shiqi	56	Director
Huang Jian	50	Director
Liu Guoyue	49	Director, President
Fan Xiaxia	50	Director, Vice President
Shan Qunying	59	Director
Guo Hongbo	44	Director
Xu Zujian	58	Director
Xie Rongxing	50	Director
Shao Shiwei	67	Independent Director
Wu Liansheng	42	Independent Director
Li Zhensheng	68	Independent Director
Qi Yudong	46	Independent Director
Zhang Shouwen	46	Independent Director

CAO Peixi, aged 57, is the Chairman of the Company. He is also the President of Huaneng Group and the Chairman of HIPDC and Huaneng Renewables Co., Ltd. He was the Vice President and President of China Huadian Corporation; and Chairman of Huadian Power International Corporation Limited. He graduated from Shandong University specializing in electrical engineering. He holds a postgraduate degree of master in engineering issued by the Party School of the Central Committee and is a researcher-level senior engineer.

HUANG Long, aged 59, is the Vice Chairman of the Company as well as the Vice President of Huaneng Group and the Director of HIPDC, a Director of SinoSing Power Pte. Ltd., the Chairman of Tuas Power Ltd., the Chairman of Tuas Power Supply Pte Ltd. and Tuas Power Utilities Pte Ltd., and a Director of Shenzhen Energy Group Co., Ltd. He has served as Vice President and Secretary of the Board of Directors of the Company. He graduated with a M.S. Degree from North Carolina State University in the U.S., specializing in communications and auto-control. He is a senior engineer.

LI Shiqi, aged 56, is a Director of the Company and President of HIPDC. He also serves as Chairman and Executive Vice Chairman of Huaneng Capital Services Co., Ltd.. Mr. Li graduated from People’s University of China majoring in Finance. He is a senior accountant.

HUANG Jian, aged 50, is a Director of the Company, the Assistant to President of Huaneng Group, Executive Vice Chairman of Huaneng Capital Services Co., Ltd., Chairman of Huaneng Hainan Power Ltd. and the Chairman of Huaneng Carbon Assets Management Company Limited. He was the Deputy Chief Economist and Chief of Financial Planning of Huaneng Group. Mr. Huang graduated from the accounting department of Institute of Fiscal Science of the Ministry of Finance with a postgraduate degree of master in economics. He is a senior accountant.

LIU Guoyue, aged 49, is a Director and President of the Company, the Chairman of Shanghai Times Shipping Limited Company, a director of Xi’an Thermal Research Institute Limited Company, the Chairman of Huaneng International Power Fuel Co., Ltd., a director of Tuas Power Ltd., Tuas Power Supply Pte Ltd. and Tuas Power Utilities Pte Ltd.. He served as Vice President of the Company. He graduated from North China Electric Power University, specializing in thermal engineering. He holds a doctor’s degree in engineering. He is a senior engineer.

FAN Xiaxia, aged 50, is a Director and Vice President of the Company and Vice Chairman of Huaneng Shidaowan Nuclear Power Co., Ltd.. He served as Assistant to President of the Company and General Manager of the Company’s Zhejiang Branch Yuhuan Power Plant Preparatory Office. He graduated from Economic Management School of Tsinghua University with an EMBA degree. He is a senior engineer.

SHAN Qunying, aged 59, is a Director of the Company, Chairman of Hebei Xingtai Power Generation Limited Company, Vice Chairman of Guodian Construction Investment Inner Mongolia Energy Limited Company and Vice Chairman of Hebei Construction

Investment Energy Investment Limited Company. He had been the Energy & Communication Division Chief of Hebei Provincial Construction Investment Company and the Vice President of Hebei Construction & Investment Group Co., Ltd. He graduated from Management Institute of Tianjin University holding an EMBA degree. He is a senior engineer.

GUO Hongbo, aged 44, is a Director of the Company and the President and Vice Chairman of Liaoning Energy Investment (Group) Limited Liability Company. He has been Deputy Manager, Administrative Deputy General Manager and Director of Liaoning Energy Investment (Group) Limited Liability Company. Mr Guo graduated from Jilin University specializing in administrative management, holding a postgraduate degree of master in management. He is a researcher-level senior engineer.

XU Zujian, aged 58, is a Director of the Company, Vice President of Jiangsu Province Guoxin Asset Management Group Limited Company, Chairman of Jiangsu Investment Management Co. Ltd. and Zking Property & Casualty Insurance Co., Ltd.. He was Vice President of Jiangsu Provincial International Trust & Investment Corporation, and President of Jiangsu Provincial Investment & Management Limited Liability Company. He graduated from Liaoning Finance University majoring in infrastructure finance, holding a bachelor’s degree. He is a senior economist.

XIE Rongxing, aged 50, is a Director of the Company, Vice President of Fujian Provincial Investment and Development Group Co., Ltd., Vice Chairman of Fujian Cotton Ertan Hydropower Development Co., Ltd., Vice Chairman of Xiamen China International Electric Power Development Co., Ltd., Vice Chairman of Zhonghai Fujian Gas Power Co., Ltd., director of Fujian Fuqing Nuclear Power Co., Ltd., director of Fujian Sanming Nuclear Power Co., Ltd. and Vice Chairman of Fujian Shuikou Power Group Co., Ltd.. He served as the Vice President of Fujian Investment & Development Group Company. He graduated from Hubei Financial College majoring in financial credit for construction projects. He was an MBA from North Virginia University. He is an economist.

SHAO Shiwei, aged 67, is an Independent Director of the Company. He is also an Independent Director of Shanghai Electric Power Co., Ltd., Shanghai Magus Technology Co., Ltd., Shanghai Zhixin Electric Co., Ltd. and Leshan Electric Power Co., Ltd.. He had been the Chairman and President of Huadong Grid Network Company and Chairman of the Supervisory Committee of Shanghai Electric Power Co., Ltd. He graduated from Tianjin University specializing in power plant, power grid and power system. He is a professor-level senior engineer.

WU Liansheng, aged 42, is an Independent Director of the Company, a Professor, and associate Director of the MBA Center of the Guanghua Management Institute of Beijing University, an Independent Director of China National Building Materials Company Limited, an Independent Director of Western Mining Co., Ltd; an Independent Director of Wanda International Cinemas Co., Ltd. and an independent Director of Xinhua Co., Ltd.. He previously served in the Guanghua Management Institute of Beijing University as Lecturer, Associate Professor, Deputy Head and Head of the Department of Accounting. He was an Independent Director of Rongsheng Development Joint Stock Limited Company. He graduated from Zhongnan University of Finance and Economic with a PhD in Management (Accounting).

LI Zhensheng, aged 68, is an Independent Director of the Company. He is an Independent Director of Qingdao TGOOD Electric Co., Ltd. He was the Chief Economist and Consultant of State Grid Corporation. Mr. Li graduated from Hebei University of Technology with a bachelor’s degree. He is also a professor-level senior engineer.

QI Yudong, aged 46, is the Independent Director of the Company and the Assistant to Principal of Capital University of Economics and Business. He is also the Director and Professor (Grade II) of China Centre for the Research of Industrial Economics, mentor to PhD and post-doctoral tutor (finance direction). He is the External Supervisor and concurrently Chairman of the Audit Committee of the Supervisory Committee of Hua Xia Bank Co., Ltd., and an Independent Director and concurrently the Chairman of the Remuneration Committee of China Garments Co., Ltd.. He previously served as the Director of School of Business Administration of Capital University of Economics and Business. He graduated from the graduate school of Chinese Academy of Social Sciences, majoring in economic science, with a PhD in Economics.

ZHANG Shouwen, aged 46, is an Independent Director of the Company and the Professor and Doctoral Mentor in the Law School of Peking University, Director of Economic Law Institute of Peking University, Vice President and concurrently Secretary General of the Economic Law Research Society of China Law Society, Vice President of Beijing Law Research Society, Independent Director of Joyoung Company Limited, Independent Director of Guoxin Securities Co., Ltd and Independent Director of Donghua Software AG. He served as lecturer and deputy Professor of Law School of Peking University. He graduated from Peking University Law School with a PhD in Laws.

Supervisors

The table below sets forth certain information concerning our supervisors as of March 31, 2013. The current term for all of our supervisors is three years, which will expire in May 2014.

Name	Age	Position with us
Guo Junming	47	Chairman of the Supervisory Committee
Hao Tingwei	50	Vice Chairman of the Supervisory Committee
Zhang Mengjiao	48	Supervisor
Gu Jianguo	46	Supervisor
Wang Zhaobin	57	Supervisor
Zhang Ling	52	Supervisor

GUO Junming, aged 47, is the Chairman of the Company’s Supervisory Committee, the Chief Accountant of Huaneng Group, a Director of HIPDC, Chairman of Huaneng Capital Services Limited Company. He was the Deputy Chief Accountant and Manager of the Finance Department of Huaneng Group. He graduated from Shanxi Finance and Economic Institute specializing in business finance and accounting and holds a bachelor’s degree. He is a senior accountant.

HAO Tingwei, aged 50, is the Vice Chairman of the Supervisory Committee of the Company. He is a Director and Vice President of Dalian Construction Investment Corporation, Director of Liaoning Hongyanhe Nuclear Power Co., Ltd., vice chairman of Dalian Taishan Thermal Power Co., Ltd. He previously served as the Vice President of Dalian Municipal Construction Investment Company. He graduated from Dalian Polytechnic University, specialising in Electronics. He holds a post-graduate degree.

ZHANG Mengjiao, aged 48, is the Supervisor of the Company. She is the Manager of the Finance Department of HIPDC, and Supervisor of Huaneng Anyuan Generation Co., Ltd., Huaneng DuanZhai Coal & Electricity Co., Ltd., Huaneng Chaohu Power Generation Co., Ltd., and Shaunxi Coal Industry Co., Ltd.. She is also the Chairman of the Supervisory Committee of Huaneng Shaunxi Power Generation Co., Ltd.. She was the Deputy Manager of the Finance Department of the Company. She graduated from Xiamen University, specializing in accounting. She has a master’s degree in economics and is a senior accountant.

GU Jianguo, aged 46, is a Supervisor of the Company, Chairman of Nantong Investment & Management Limited Company and Vice President of Nantong State-owned Assets Investment Holdings Co., Ltd.. Mr. Gu has served as Director and President of Nantong Investment Management Limited Company. He graduated from Nanjing Aviation University holding a master’s degree. He is an economist.

WANG Zhaobin, aged 57, is a Supervisor, chairman of the labour union and Manager of the Administration Department of the Company. He previously served as the manager of the Administration Department and the Manager of the Corporate Culture Department of the Company. He graduated from China Beijing Municipal Communist Party School, specializing in economic management, holding a bachelor’s degree. He is a corporate culture specialist.

ZHANG Ling, aged 52, is a Supervisor and Manager of the Audit and Supervisory Department of the Company. She had served as Manager of the Equity Management Department of the Company. She graduated from Zhongnan University of Finance and Economics specializing in financial accounting with a bachelor’s degree in management. She is a senior accountant.

Other Executive Officers

GU Biquan, aged 55, is the Vice President and Chief Legal Adviser of the Company. He was the Secretary to the Board of Directors of the Company. He graduated from Beijing Broadcasting Television University, specializing in electronic engineering. He is an engineer.

ZHOU Hui, aged 49, is the Vice President and Chief Accountant of the Company. She was the Chief Accountant of the Company. She graduated from Renmin University of China with a postgraduate degree of master in economics. She is a senior accountant.

ZHAO Ping, aged 50, is the Vice President of the Company. He was the Chief Engineer of the Company. He graduated from Tsinghua University, specializing in thermal engineering, with a postgraduate degree of master in science and an EMBA degree. He is a researcher-level senior engineer.

DU Daming, aged 46, is the Vice President and Secretary to the Board of Directors of the Company. He was the Chief of the Administration Office of Huaneng Group and Chief of the Office of the Board of Directors of the Company. He graduated from North China Electric Power University, specializing in electric system and its automation, with a postgraduate degree of master in science. He is a senior engineer.

WU Senrong, aged 51, is the Vice President of the Company. He was the Manager of Human Resources Department and Head of Discipline and Inspection Team of the Company. He graduated from the School of Economics and Management of Tsinghua University, specializing in business administration for senior management, with a bachelor’s degree and an EMBA degree. He is a researcher-level senior engineer.

LI Shuqing, aged 49, is the Vice President of the Company. He was the General Manager of Huaneng Shanghai Branch. He graduated from Shanghai Electric Power Institute, specializing in thermodynamics, with a bachelor’s degree in science. He is a senior engineer.

SONG Zhiyi, aged 52, is the Vice President of the Company. He was the General Manager of Huaneng Northeast Branch and Head of Construction Department of Huaneng Group. He graduated from the Guanghua Management Institute of Beijing University, specializing in business administration, with a bachelor’s degree and a MBA degree. He is a senior engineer.

LI Jianmin, aged 51, is the Vice President of the Company. He was the General Manager of Huaneng Zhejiang Branch (Yuhuan Power Plant) and General Manager of Huaneng Hebei Branch. He graduated from Northeast Electricity College, specializing in power plant and electricity system, with a bachelor’s degree in science. He is a researcher-level senior engineer.

HE Yong, aged 54, is the Chief Engineer of the Company. He was the Manager of Safety and Production Department and Deputy Chief Engineer of the Company. He graduated from Wuhan University, specializing in corporate management, with a postgraduate degree of master in management. He is a researcher-level senior engineer.

B.	Compensation for Directors, Supervisors and Executive Officers

The table below sets forth the compensation on individual basis for the directors, supervisors and other executive officers for the year ended December 31, 2012:

Name	Position with the Company	Remuneration Paid by the Company in 2012 (1)
(RMB in thousand)

Directors
Mr. Cao Peixi	Chairman of the Board of Directors	-
Mr. Huang Long	Vice Chairman of the Board of Directors	-

Name	Position with the Company	Remuneration Paid by the Company in 2012 (1)
		(RMB in thousand)
Mr. Li Shiqi	Director	-
Mr. Huang Jian	Director	-
Mr. Liu Guoyue	Director and President	940
Mr. Fan Xiaxia	Director and Vice President	940
Mr. Shan Qunying	Director	48
Mr. Liu Shuyuan(2)	Director	-
Mr. Guo Hongbo(2)	Director (appointed in February 2012)	48
Mr. Xu Zujian	Director	48
Ms. Huang Mingyuan(3)	Director (resigned in June 2012)	24
Mr. Xie Rongxing(3)	Director (appointed in June 2012)	24
Mr. Shao Shiwei	Independent Director	74
Mr. Wu Liansheng	Independent Director	74
Mr. Li Zhensheng	Independent Director	74
Mr. Qi Yudong	Independent Director	74
Mr. Zhang Shouwen	Independent Director	74

Sub-total:		2,442

Supervisors
Mr. Guo Junming	Chairman of the Supervisory Committee	-
Mr. Hao Tingwei	Vice Chairman of the Supervisory Committee	48
Ms. Zang Mengjiao	Supervisor	-
Mr. Gu Jianguo	Supervisor	48
Mr. Wang Zhaobin	Supervisor	715
Ms. Zhang Ling	Supervisor	648

Sub-total		1,459

Other Executive officers
Mr. Gu Biquan	Vice President	808
Mr. Lin Gang(4)	Vice President	125
Ms. Zhou Hui	Vice President and Chief Accountant	808
Mr. Zhao Ping	Vice President	807
Mr. Du Daming	Vice President and Secretary to the Board of Directors	806
Mr. Gao Shulin(5)	Chief Economist	662
Mr. Wu Senrong(5)	Vice President	144
Mr. Li Shuqing	Vice President	802
Mr. Song Zhiyi(5)	Vice President	137
Mr. Li Jianmin(5)	Vice President	136
Mr. He Yong(5)	Chief Engineer	137

Sub-total:		5,374
Total		9,275

______________

Notes:

(1)
The remuneration paid by the Company in 2012 includes the basic salaries, performance salaries and pension, please see Note 36 to the Item 18 Financial Statements, “Directors’, supervisors’ and senior management’s emoluments”.

(2)	On February 21, 2012, Mr. Guo Hongbo was appointed as director of the Company on resignation of Mr. Liu Shuyuan.

(3)	On June 12, 2012, Mr. Xie Rongxing was appointed as director of the Company on resignation of Ms. Huang Mingyuan.

(4)	Mr. Lin Gang left office in February 2012.

(5)
Mr. Gao Shulin left office on October 23, 2012. On the same day, Mr. Wu Senrong was appointed as a Vice President, Mr. Song Zhiyi was appointed as a Vice President, Mr. Li Jianmin was appointed as a Vice President and Mr. He Yong was appointed as a Chief Engineer of the company, respectively.

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

The members of Nomination Committee are Mr. Shao Shiwei (Chairman), Mr. Fan Xiaxia, Mr. Shan Qunying, Mr. Xie Rongxing (Mr. Xie was elected as a member on June 12, 2012. Ms. Huang Mingyuan was a member prior to June 12, 2012), Mr. Wu Liansheng, Mr. Qi Yudong and Mr. Zhang Shouwen.

The members of Remuneration and Appraisal Committee are Mr. Qi Yudong (Chairman), Mr. Liu Guoyue, Mr. Guo Hongbo (Mr. Guo was elected as a member on March 20, 2012. Mr. Liu Shuyuan was a member prior to February 21, 2012), Mr. Xu Zujian, Mr. Shao Shiwei, Mr. Wu Liansheng and Mr. Li Zhensheng.

D.	Employees

As of December 31, 2012, we employed 36,326 people. Of these, 287 are headquarters management staff, 8,560 are power plant personnel directly involved in the management and operation of the power plants and the remainder are maintenance personnel, ancillary service workers and others. Over 64% our work force graduated from university or technical college. As of December 31, 2010 and 2011, we had approximately 33,811 and 35,903 employees respectively.

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

Our outstanding ordinary shares consist of A Shares and H Shares, each with a par value of RMB1.00 per share.  The following table set forth certain information regarding our major shareholders as of March 31, 2013.

Shareholder	Number of shares	Approximate percentage in the total issued domestic share capital %	Approximate percentage in the total issued share capital %
Huaneng International Power Development Corporation	5,066,662,118	48.25	36.05
China Huaneng Group(1)	1,676,964,842	15.97	11.93
Hebei Provincial Construction Investment Company	603,000,000	5.74	4.29
China Hua Neng Hong Kong Company Limited	472,000,000	_(2)	3.36

____________

Notes:

(1)
Of the 1,676,964,842 shares, 12,876,654 A shares are held by Huaneng Group through its wholly-owned subsidiary, Huaneng Capital Services Company Limited, and 143,620,000 A shares are held by Huaneng Group through its subsidiary, China Huaneng Finance Corporation Limited.

(2)	The 472,000,000 shares are H shares and represented 13.27% of the total issued H shares of the Company and 3.36% of the total issued share capital of the Company.

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

Guarantees

The table below sets forth information on guarantees provided by Huaneng Group, HIPDC and the Company to the related parties in 2012 for the purposes of financing their operation, construction and renovation.

Guarantor	Guarantee	Interest Rate	Largest Amount Outstanding in 2012	Amount Outstanding As of December 31, 2012
		(%)	(RMB)	(RMB)
Huaneng Group	The Company	6.36	114,713,316	81,875,225
(Ultimate Parent of the Company)	The Company	LIBOR + 0.075	139,537,243	99,425,857
	Yangliuqing Power Company(1)	2.15	377,482,391	351,206,862
HIPDC	The Company	6.60	34,294,424	-
	The Company	6.60	25,029,616	-
	The Company	6.54	53,903,535	-
	The Company	5.20	4,000,000,000	4,000,000,000
	The Company	5.00	2,000,000,000	2,000,000,000

The Company	Tuas Power Company(1)	SIBOR+1.65	12,990,722,849	12,990,722,849
	Tuas Power Company(1)	SIBOR+1.65	1,905,415,879	1,905,415,879
Diandong Energy(1)	The Company	6.56	500,000,000	-
______________

Note:

(1)	These entities are subsidiaries of the Company.

Loans

The table below sets forth the loans made by Huaneng Group, subsidiaries of Huaneng Group, and the Company to the related parties in 2012 for the purposes of financing their operation, construction and renovation.

Loans
Lender	Borrower	Interest Rate	Largest Amount Outstanding in 2012	Outstanding Balance as of December 31, 2012
		(%)	(RMB)	(RMB)
Huaneng Group	Yushe Power Company(1)	4.60	225,000,000	225,000,000
(Ultimate Parent of the Company)	Yushe Power Company(1)	4.30	75,000,000	75,000,000
	Qinbei Power Company(1)	4.60	375,000,000	375,000,000
	Qinbei Power Company(1)	4.30	125,000,000	125,000,000
Huaneng Finance	The Company	6.56	100,000,000	-
(Subsidiary of Huaneng Group)	The Company	6.56	400,000,000	-
	The Company	6.10	400,000,000	-
	The Company	5.54	267,000,000	267,000,000
	Weihai Power Company(1)	6.31	100,000,000	-
	Weihai Power Company(1)	6.31	200,000,000	-
	Weihai Power Company(1)	5.70	200,000,000	200,000,000
	Weihai Power Company(1)	5.70	100,000,000	100,000,000
	Huaiyin II Power Company(1)	5.23	100,000,000	-
	Huaiyin II Power Company(1)	5.40	100,000,000	100,000,000
	Huaiyin II Power Company(1)	6.10	200,000,000	-
	Huaneng (Suzhou Industrial Park) Power Generation Co., Ltd.(1)	6.56	160,000,000	-
	Huaneng (Suzhou Industrial Park) Power Generation Co., Ltd.(1)	6.00	160,000,000	160,000,000
	Taicang Port(1)	6.71	80,000,000	-
	Taicang Port(1)	6.56	40,000,000	-
	Qinbei Power Company(1)	5.40	200,000,000	200,000,000
	Yushe Power Company(1)	6.56	100,000,000	-
	Yushe Power Company(1)	6.56	130,000,000	-
	Yushe Power Company(1)	5.40	100,000,000	100,000,000
	Yushe Power Company(1)	5.70	130,000,000	130,000,000
	Xindian Power Company(1)	6.31	75,000,000	-
	Xindian Power Company(1)	5.70	75,000,000	75,000,000
	Luohuang Power Company(1)	5.40	200,000,000	200,000,000
	Yangliuqing Power Company(1)	6.10	100,000,000	-
	Yangliuqing Power Company(1)	5.70	100,000,000	-
	Yangliuqing Power Company(1)	5.49	100,000,000	-
	Yangliuqing Power Company(1)	5.40	50,000,000	50,000,000
	Yangliuqing Power Company(1)	5.84	150,000,000	150,000,000
	Diandong Energy(1)	6.10	200,000,000	-
	Rizhao Power Company(1)	6.56	200,000,000	-
Xi’an Thermal (Subsidiary of Huaneng Group)	Qinbei Power Company(1)	6.89	70,000,000	-

China Huaneng Group Clean Energy Technology Research Institute Co. Ltd. (Subsidiary of Huaneng Group)	The Company	5.40	120,000,000	120,000,000
	The Company	6.56	100,000,000	-
The Company	Weihai Power Company(1)	6.60	400,000,000	-
	Weihai Power Company(1)	7.22	400,000,000	400,000,000
	Weihai Power Company(1)	6.00	600,000,000	600,000,000
	Weihai Power Company(1)	5.70	400,000,000	400,000,000
	Weihai Power Company(1)	5.70	300,000,000	300,000,000
	Weihai Power Company(1)	7.22	100,000,000	-
	Weihai Power Company(1)	7.22	300,000,000	-
	Weihai Power Company(1)	6.94	600,000,000	-
	Huaiyin II Power Company(1)	5.71	200,000,000	200,000,000
	Huaiyin II Power Company(1)	6.01	1,800,000,000	1,800,000,000
	Huaiyin II Power Company(1)	5.32	2,000,000,000	-
	Huaiyin II Power Company(1)	7.32	200,000,000	-
	Taicang I Power Company(1)	7.22	400,000,000	-
	Taicang II Power Company(1)	5.70	900,000,000	900,000,000
	Taicang II Power Company(1)	5.70	100,000,000	100,000,000
	Taicang II Power Company(1)	5.70	150,000,000	150,000,000
	Taicang II Power Company(1)	7.22	420,000,000	-
	Taicang II Power Company(1)	7.22	400,000,000	-
	Taicang II Power Company(1)	4.99	900,000,000	-
	Tongxiang CCGT	5.70	40,000,000	40,000,000
	Qinbei Power Company(1)	5.70	500,000,000	500,000,000
	Qinbei Power Company(1)	5.70	300,000,000	300,000,000
	Qinbei Power Company(1)	5.70	1,600,000,000	1,600,000,000
	Qinbei Power Company(1)	5.70	500,000,000	500,000,000
	Qinbei Power Company(1)	5.70	200,000,000	200,000,000
	Qinbei Power Company(1)	6.94	400,000,000	-
	Qinbei Power Company(1)	5.12	600,000,000
	Yushe Power Company(1)	5.70	235,000,000	235,000,000
	Yushe Power Company(1)	5.70	130,000,000	130,000,000
	Yushe Power Company(1)	7.22	100,000,000	100,000,000
	Yushe Power Company(1)	6.60	280,000,000	280,000,000
	Yushe Power Company(1)	6.00	100,000,000	100,000,000
	Yushe Power Company(1)	6.00	200,000,000	200,000,000
	Yushe Power Company(1)	6.94	280,000,000	-
	Yushe Power Company(1)	7.22	100,000,000	-
	Yushe Power Company(1)	7.22	135,000,000	-
	Xindian Power Company(1)	6.60	350,000,000	-
	Xindian Power Company(1)	6.60	50,000,000	-
	Xindian Power Company(1)	6.60	100,000,000	100,000,000
	Xindian Power Company(1)	6.00	1,100,000,000	1,100,000,000
	Xindian Power Company(1)	6.00	100,000,000	100,000,000
	Xindian Power Company(1)	5.70	220,000,000	220,000,000
	Xindian Power Company(1)	5.70	400,000,000	400,000,000
	Xindian II Power Company(1)	7.22	260,000,000	-
	Xindian II Power Company(1)	7.22	20,000,000	-
	Xindian II Power Company(1)	4.99	1,000,000,000	-
	Pingliang Power Company(1)	5.70	300,000,000	300,000,000
	Pingliang Power Company(1)	5.70	820,000,000	820,000,000

Pingliang Power Company(1)	5.70	150,000,000	150,000,000
Pingliang Power Company(1)	5.70	100,000,000	100,000,000
Pingliang Power Company(1)	5.70	150,000,000	150,000,000
Pingliang Power Company(1)	5.70	550,000,000	550,000,000
Pingliang Power Company(1)	5.70	180,000,000	180,000,000
Pingliang Power Company(1)	4.99	1,060,000,000	-
Qidong Wind Power(1)	5.70	372,500,000	372,500,000
Shanghai Power Company(1)	7.22	500,000,000	-
Shanghai Power Company(1)	7.22	1,000,000,000	-
Shanghai Power Company(1)	7.22	2,250,000,000	-
Daditaihong(1)	6.60	110,000,000	95,000,000
Daditaihong(1)	6.00	200,000,000	200,000,000
Daditaihong(1)	5.70	60,000,000	60,000,000
Daditaihong(1)	6.00	88,000,000	88,000,000
Daditaihong(1)	6.00	140,000,000	140,000,000
Daditaihong(1)	7.22	200,000,000	-
Daditaihong(1)	6.31	110,000,000	-
Daditaihong(1)	7.22	228,000,000	-
Yueyang Power Company(1)	5.70	100,000,000	100,000,000
Yueyang Power Company(1)	5.70	1,150,000,000	1,150,000,000
Yueyang Power Company(1)	5.70	200,000,000	200,000,000
Yueyang Power Company(1)	5.12	595,000,000	-
Yueyang Power Company(1)	5.12	505,000,000	-
Luohuang Power Company(1)	6.00	400,000,000	400,000,000
Luohuang Power Company(1)	5.70	360,000,000	360,000,000
Luohuang Power Company(1)	5.32	1,300,000,000	-
Beijing Power Company(1)	7.22	400,000,000	-
Yangliuqing Power Company(1)	5.70	460,000,000	460,000,000
Yangliuqing Power Company(1)	7.22	300,000,000	-
Yangliuqing Power Company(1)	7.22	100,000,000	-
Yingkou Co-generation(1)	3.72	700,000,000	700,000,000
Yingkou Co-generation(1)	5.20	700,000,000	700,000,000
Xiangqi Hydropower Company(1)	6.60	5,000,000	-
Xiangqi Hydropower Company(1)	6.00	100,000,000	100,000,000
Xiangqi Hydropower Company(1)	5.70	25,000,000	25,000,000
Xiangqi Hydropower Company(1)	5.70	160,000,000	160,000,000
Xiangqi Hydropower Company(1)	7.22	200,000,000	-
Zuoquan Power Company(1)	6.00	1,270,000,000	1,270,000,000
Zuoquan Power Company(1)	5.70	300,000,000	300,000,000
Zuoquan Power Company(1)	5.70	600,000,000	600,000,000
Zuoquan Power Company(1)	7.22	600,000,000	600,000,000
Zuoquan Power Company(1)	5.70	200,000,000	200,000,000
Zuoquan Power Company(1)	7.22	240,000,000	-
Zuoquan Power Company(1)	7.22	380,000,000	-
Zuoquan Power Company(1)	7.22	600,000,000	-
Zuoquan Power Company(1)	6.23	35,000,000	-
Zuoquan Power Company(1)	7.22	200,000,000	-
Zuoquan Power Company(1)	7.22	700,000,000	-

Zuoquan Power Company(1)	7.22	500,000,000	-
Kangbao Wind Power(1)	6.00	18,900,000	18,900,000
Kangbao Wind Power(1)	5.70	17,000,000	17,000,000
Kangbao Wind Power(1)	7.22	18,900,000	-
Wafangdian Wind Power(1)	6.60	100,000,000	-
Wafangdian Wind Power(1)	5.70	72,500,000	72,500,000
Wafangdian Wind Power(1)	5.70	100,000,000	100,000,000
Zhanhua Co-generation(1)	6.60	200,000,000	200,000,000
Zhanhua Co-generation(1)	6.60	750,000,000	750,000,000
Zhanhua Co-generation(1)	5.70	300,000,000	300,000,000
Zhanhua Co-generation(1)	7.22	750,000,000	-
Zhanhua Co-generation(1)	7.22	300,000,000	-
Zhanhua Co-generation(1)	7.22	200,000,000	-
Hualu Sea Transportation(1)	6.00	35,000,000	35,000,000
Hualu Sea Transportation(1)	6.23	35,000,000	-
Hualu Sea Transportation(1)	6.60	20,000,000	20,000,000
Luoyuanwan Harbour(1)	7.22	780,000,000	-
Diandong Yuwang(1)	5.70	90,000,000	90,000,000
Diandong Yuwang(1)	5.70	300,000,000	300,000,000
Diandong Yuwang(1)	5.70	100,000,000	100,000,000
Diandong Yuwang(1)	5.70	100,000,000	100,000,000
Diandong Yuwang(1)	5.70	200,000,000	200,000,000
Diandong Energy(1)	5.70	400,000,000	400,000,000
Diandong Energy(1)	5.70	200,000,000	200,000,000
Diandong Energy(1)	5.70	800,000,000	800,000,000
Diandong Energy(1)	5.70	300,000,000	300,000,000
Diandong Energy(1)	5.70	200,000,000	200,000,000
Diandong Energy(1)	7.22	200,000,000	-
Suzihe Hydropower(1)	6.00	70,000,000	70,000,000
Suzihe Hydropower(1)	6.00	192,500,000	192,500,000
Suzihe Hydropower(1)	6.00	20,000,000	20,000,000
Suzihe Hydropower(1)	6.00	20,000,000	20,000,000
Suzihe Hydropower(1)	6.00	20,000,000	20,000,000
Suzihe Hydropower(1)	6.00	7,800,000	7,800,000
Suzihe Hydropower(1)	7.22	100,000,000	-
Fujian Port(1)	5.70	780,000,000	780,000,000
Fujian Port(1)	5.70	208,800,000	208,800,000
Fujian Port(1)	5.70	90,000,000	90,000,000
Fujian Port(1)	6.94	80,000,000	-
Enshi Hydropower(1)	5.70	10,000,000	10,000,000
Enshi Hydropower(1)	5.70	234,000,000	234,000,000
Enshi Hydropower(1)	5.70	10,000,000	10,000,000
Enshi Hydropower(1)	5.70	25,000,000	25,000,000
Enshi Hydropower(1)	5.70	10,000,000	10,000,000
Enshi Hydropower(1)	5.70	10,000,000	10,000,000
Enshi Hydropower(1)	5.70	10,000,000	10,000,000
Liyuan Thermalpower(1)	5.60	24,786,000	24,786,000
Haimen Port(1)	5.70	50,000,000	50,000,000
Haimen Port(1)	5.70	60,000,000	60,000,000
______________

Note:

(1)	These entities are subsidiaries of the Company.

Lease Agreement

Pursuant to a leasing agreement and a supplemental agreement entered into by Huaneng Property Co., Ltd. (was known as Beijing Huaneng Mansion Construction and Management Co., Ltd.) and us on April 1, 2010 and July 1, 2011, respectively, Huaneng Construction agreed to lease the designated offices of Huaneng Mansion with a total area of 30,671.70 square meters to us till March 31, 2014, and the annual rent is RMB89.56 million. The leasing agreement was effective from April 1, 2010.

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

Transactions with Huaneng Group

On January 5, 2012, we entered into the Framework Agreement with Huaneng Group, our ultimate controlling shareholder, for a term commencing on January 1, 2012 expiring on December 31, 2012. Pursuant to the Huaneng Group Framework Agreement, we will conduct the following transactions with Huaneng Group and its subsidiaries and associates: (i) purchase of ancillary equipment and parts; (ii) purchase of coal and transportation services; (iii) sale of products; (iv) leasing of facilities, land and office spaces; (v) technical services, engineering contracting services and other services; (vi) provision of entrusted sale services and (vii) trust loans and entrusted loan. On January 11, 2013, we renewed the Huaneng Group Framework Agreement with Huaneng Group, for a term commencing on January 1, 2013 and expiring on December 31, 2013.

Transactions with Huaneng Finance

On January 5, 2012, we entered into the Huaneng Finance Framework Agreement with Huaneng Finance, a subsidiary of Huaneng Group, for a term commencing on January 1, 2012 and expiring on December 31, 2014. Pursuant to the Huaneng Finance Framework Agreement, we will enter into the following transactions with Huaneng Finance: (i) placing cash deposits by us with Huaneng Finance; (ii) provision of discounting services by Huaneng Finance to us; and (iii) provision of loan advancement by Huaneng Finance to us. Such transactions will be conducted on an on-going basis and will constitute continuing connected transactions under the Hong Kong Listing Rules. During the period from 2012 to 2011, the maximum outstanding balance of the deposits to be placed with Huaneng Finance under the Huaneng Finance Framework Agreement, on a daily basis, will not exceed RMB6 billion. As of December 31, 2012, we placed with Huaneng Finance current deposits of approximately RMB3,662.37 million, which bore interest rates ranging from 0.35% to 1.49% per annum.

Transactions with Jiangsu Guoxin

On January 5, 2012, we entered into a framework agreement with Jiangsu Province Guoxin Asset Management Group Company Limited (“Jiangsu Guoxin”) for a term commencing on January 1, 2012 and expiring on December 31, 2012, pursuant to which our company and its subsidiaries will provide entrusted sale services to Jiangsu Guoxin. On January 11, 2013, we renewed the agreement with Jiangsu Guoxin for a term commencing on January 1, 2013 and expiring on December 31, 2013.

Transactions regarding Shaanxi Qinling

On July 31, 2012, Huaneng Shanghai Shidongkou Power Company Limited (“Shanghai Shidongkou”), one of our subsidiaries, and Huaneng Shaanxi Qinling Power Co. Ltd (“Shaanxi Qinling”), a wholly owned subsidiary of Huaneng Group, entered into a transfer agreement, pursuant to which Shanghai Shidongkou agreed to pay to Shaanxi Qinling RMB262 million as a compensation for the closure of relevant small generating units of Qinling Power Plant, which is owned by Qinling Company, for the construction of Phase II of Shidongkou Second Power Plant in “replacing small units with larger ones” project of Shanghai Shidongkou.

Transactions regarding Fuel Company

On January 11, 2013, we entered into an equity transfer agreement with Huaneng Group, pursuant to which we agreed to acquire a 50% interest in the Fuel Company from Huaneng Group for a consideration of approximately RMB108,316,350. On the same day, we entered into a capital increase agreement with Huaneng Group and Fuel Company, pursuant to which we agreed to make a capital injection of RMB1.4 billion into the Fuel Company after the completion of the acquisition.

Transactions with Huaneng Group, China Nuclear and Hainan Nuclear

On March 19, 2013, we entered into a capital increase agreement with Huaneng Group, China Nuclear Power International, Inc. (“China Nuclear”) and Hainan Nuclear Power Co., Ltd. (“Hainan Nuclear”), pursuant to which the existing shareholders of Hainan Nuclear (including our company and Huaneng Group) would make a capital contribution to the registered capital of Hainan Nuclear in accordance with their respective proportion of shareholding in Hainan Nuclear. Following completion of the capital increase, our company hold 30% of the equity interests of Hainan Nuclear. After the completion of the capital increase, Huaneng Group proposes to transfer at no consideration its 19% interest in Hainan Nuclear to its wholly owned subsidiary Huaneng Nuclear Power Development Co., Ltd. (“Huaneng Nuclear”). Our company will not exercises its pre-emptive right to acquire the 19% interest in Hainan Nuclear.

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

Coal purchases

In 2012, we paid RMB611.47 million, RMB970.33 million, RMB1,795.22 million, RMB1,658.40 million and RMB1,715.96 million, respectively, to Huaneng Energy & Communications Holdings Co., Ltd. (“HEC”) and its subsidiaries, Hulunbeier Energy Company Ltd. (“Hulunbeier Energy”), Rizhao Power Company, Gansu Huating Coal Power Co., Ltd. and other related parties of Huaneng Group for coal purchase. For a detailed discussion of related party transactions, see Note 34 to the Financial Statements.

C.	Interests of experts and counsel

Not applicable.

ITEM 8                  Financial Information

A.	Consolidated statements and other financial information

See pages F-1 to F-103.

Legal proceedings

Other than that disclosed under “Item 5 Operating and Financial Review and Prospects – G. Guarantees and pledges on loans and restricted assets”, we are not a defendant in any material litigation or arbitration and no litigation or claim of material importance is known to us or any member of the Board of Directors of us to be pending or threatened against us.

Dividend distribution policy

Our articles of association clearly defines our cash dividend policy, i.e. when our earnings and accumulative undistributable profits for the current year are positive, and on condition that our cash flow can satisfy our normal operation and sustainable development, we shall adopt a cash dividend appropriation policy on principle that the cash dividend payout will not be less than 50% of the distributable profit realized in the then year’s consolidated financial statement.

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

Our board has proposed a cash dividend of RMB0.21 per ordinary share (tax inclusive) for the year ended December 31, 2012, which is equivalent to RMB8.4 per ADS. The total dividend to be paid amounted to approximately RMB2,952 million.

B.	Significant changes

As of January 11, 2013, the Company entered into the Equity Transfer Agreement with Huaneng Group, pursuant to which the Company agreed to acquire a 50% interest in Fuel Company, a wholly owned subsidiary of Huaneng Group, from Huaneng Group for a consideration of approximately RMB108.32 million. On the same day, the Company entered into the Capital Injection Agreement with Huaneng Group and Fuel Company, pursuant to which the Company and Huaneng Group agreed to make a capital injection of RMB1.4 billion respectively into Fuel Company after the completion of the Acquisition. The closing date is the day on which the Company is registered at the competent administration for Industry and Commerce as the holder of 50% interest in Fuel Company. The Company shall pay to Huaneng Group the consideration in cash by one-off payment within 15 working days from the closing date. The business registration has not been completed as at the approval date of the financial report.

As of February 5, 2013, the Company issued unsecured public bond amounting to RMB1.5 billion bearing annual interest rate of 3.85%. The bond is denominated in RMB and issued at face value with maturity period of 3 years. The listing of the RMB bonds on Hong Kong Stock Exchange became effective on February 6, 2013.

As of February 27, 2013, the Company issued the first tranche of the super short-term debentures amounting to RMB5 billion bearing annual interest rate of 3.80%. The bond is denominated in RMB and issued at face value with maturity period of 270 days.

ITEM 9                 The Offer and Listing

A.	Offer and listing details and markets

The Company’s ADSs have been listed on the New York Stock Exchange since October 6, 1994. The table below sets forth, for the periods indicated, the high and low closing prices of the ADSs on the New York Stock Exchange.

	Closing Price Per ADS
	High	Low
	(US$)	(US$)

2008	42.15	16.57
2009	34.43	21.60
2010	25.68	20.77
2011	23.87	15.67
2012	37.15	21.02

2011 First Quarter	23.51	21.41
Second Quarter	23.87	20.74
Third Quarter	21.40	15.67
Fourth Quarter	21.37	15.83

2012 First Quarter	26.28	21.02
Second Quarter	29.80	22.00
Third Quarter	29.99	26.51
Fourth Quarter	37.15	28.72

2012 October	31.84	28.72
November	34.09	31.04
December	37.15	35.22

2013 January	40.67	35.35
February	40.65	38.45
March	43.95	38.96
______________

Source:  Reuters

Each ADS represents 40 H shares. As of March 31, 2013, there were 130 registered holders of American Depositary Receipts evidencing ADS.

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

	Closing Price Per H shares
	High	Low
	(HK$)	(HK$)

2008	8.22	2.96
2009	6.71	4.19
2010	5.04	4.10
2011	4.65	3.02

	Closing Price Per H shares
	High	Low
	(HK$)	(HK$)

2012	7.19	4.13

2011 First Quarter	4.55	4.14
Second Quarter	4.65	4.03
Third Quarter	4.15	3.12
Fourth Quarter	4.20	3.02

2012 First Quarter	5.11	4.13
Second Quarter	5.82	4.27
Third Quarter	5.90	5.08
Fourth Quarter	7.19	5.56

2012 October	6.27	5.56
November	6.57	6.09
December	7.19	6.82

2013 January	8.00	6.83
February	7.98	7.58
March	8.54	7.60
_______________

Source: Reuters

As of March 31, 2013, there were 508 registered holders of H Shares.

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

Dividends

Distribution of dividends may be proposed by our board of directors for approval by an ordinary resolution of our shareholders at the shareholders’ general meeting. The Articles of Association allows for cash dividends, stock dividends and combination of cash and stock dividends.

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

The Articles of Association require that cash dividends and other distribution with respect of H Shares be declared in Renminbi and paid by the Company in U.S. dollars or Hong Kong dollar in terms of the H Shares listed on the Hong Kong Stock Exchange. The Articles of Association further stipulate that for dividends and other distributions paid in currencies other than Renminbi, we shall use an exchange rate equal to the median closing exchange rate of Renminbi for such currencies announced by the PBOC for two working days in the week preceding the date on which such dividends or other distributions are declared.

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

The following decisions must be adopted by special resolution:

•	an increase or reduction of our registered share capital or the issuance of shares, including stock distributions, of any class, warrants and other similar securities;

•	issuance of debentures;

•	our division, merger, dissolution, liquidation and change of the legal form;

•	amendments to our Articles of Association;

•	acquisition or disposal of material assets or providing guarantee in the amount exceeding 30% of our most recent audited total assets within one year;

•	adjustments to our profit distribution policy; and

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

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. Renminbi appreciated by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, Renminbi has been appreciated slowly against the U.S. dollar again. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. There remains significant international pressure on the PRC Government to further liberalize its currency policy, which could result in further fluctuations in the value of the Renminbi against the U.S. dollar. However, there is no assurance that there will not be a devaluation of Renminbi in the future. If there is such a devaluation, our debt servicing cost will increase and the return to our overseas investors may decrease.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated:

	Noon Buying Rate
Period	End	Average(1)	High	Low
	(RMB per US$1.00)
2007	7.2946	7.6052	8.0300	7.7232
2008	6.8225	6.8193	7.2946	6.7800
2009	6.8259	6.8298	6.8395	6.8180
2010	6.6000	6.7696	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.3093	6.3879	6.2221
October	6.2372	6.2627	6.2877	6.2372
November	6.2265	6.2338	6.2454	6.2221
December	6.2301	6.2328	6.2502	6.2251
2013 January	6.2186	6.2215	6.2303	6.2134
February	6.2213	6.2323	6.2438	6.2213
March	6.2108	6.2154	6.2246	6.2105
April (through April 12, 2013)	6.1914	6.1991	6.2078	6.1914
____________

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

PRC tax considerations

Tax on dividends

Individual investors

According to the current PRC tax regulations, dividends paid by PRC companies to individual investors are ordinarily subject to a PRC withholding tax levied at a flat rate of 20%. For a foreign individual who has no domicile or does not stay in the territory of China or who has no domicile but has stayed in the territory of China for less than one year, the receipt of dividend from a company in China is normally subject to a withholding tax of 20% unless reduced or exempted by applicable laws and tax treaties.

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

On March 16, 2007, the Enterprise Income Tax Law of PRC, or the New Enterprise Income Tax Law, was enacted, and became effective on January 1, 2008.  The New Enterprise Income Tax Law imposes a uniform income tax rate of 25% for domestic enterprises and foreign invested enterprises. Therefore, our power plants  subject to a 33% income tax rate prior to January 1, 2008 are subject to a lower tax rate of 25% starting on January 1, 2008. With regard to our power plants entitled to a reduced enterprise income tax rate of 15% prior to January 1, 2008, their effective tax rate is being gradually increased to 25% within a five-year transition period commencing on January 1, 2008. Accordingly, the effective tax rate of our wholly-owned power plants will increase over time. In addition, although our power plants entitled to tax exemption and reduction under the income tax laws and regulations that are effective prior to the New Enterprise Income Tax Law will continue to enjoy such preferential treatments until the expiration of the same, newly established power plants will not be able to benefit from such tax incentives, unless they can satisfy specific qualifications, if any, provided by then effective laws and regulations on preferential tax treatment.

Pursuant to Measures for the Collection and Administration of Consolidated Payment of Enterprises Income Tax on Trans-Regional Operation, effective on January 1, 2013, the Company and its branches calculate and pay income tax on a combined basis according to relevant tax laws and regulations. The income tax of subsidiaries remains to be calculated individually based on their individual operating results.

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

In addition, effective from August 1, 2012, according to the relevant regulations of Ministry of Finance of PRC and State Administration of Taxation, eight pilot regions including Shanghai, Beijing, Tianjin, Jiangsu Province, Anhui Province, Zhejiang Province, Fujian Province, Hubei Province and Guangdong Province are under the pilot program for the transformation from Business Tax to VAT. The tax rate of VAT applied in the lease of tangible movable properties, transportation industry and other modern services industry for the Company and its subsidiaries in the pilot regions are 17%, 11% and 6% respectively.

United States federal income tax considerations

The following is a summary of the material United States federal income tax considerations relating to the acquisition, ownership and disposition of our H shares or ADSs by a U.S. Holder (as defined below). This summary is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income taxation which may be important to particular investors in light of their individual investment circumstances, such as investors subject to special tax rules including: financial institutions, insurance companies, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, tax-exempt organizations (including private foundations), investors who are not U.S. Holders, investors who own (directly, indirectly, or constructively) 10% or more of the voting power or value of our stock, investors that hold H shares or ADSs as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below.  In addition, this summary does not discuss any state, local, non-United States, or alternative minimum tax considerations.  This summary only addresses investors that hold their H shares or ADSs as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). U.S. Holders should consult their tax advisors regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in H shares or ADSs.

For purposes of this summary, a U.S. Holder is a beneficial owner of H shares or ADSs that is, for United States federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•
a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in or organized under the laws of, the United States or any State thereof or the District of Columbia;

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

If a partnership (including any entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of H shares or ADSs, the tax treatment of a partner in such partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our H shares or ADSs should consult their tax advisors regarding the United States federal income tax consequences applicable to them of an investment in H shares or ADSs.

For United States federal income tax purposes, U.S. Holders of ADSs will be treated as the beneficial owners of the underlying H shares represented by the ADSs. Accordingly, deposits or withdrawals of H shares for ADSs will not be subject to United States federal income tax.

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be a “passive foreign investment company” (a “PFIC”), for United States federal income tax purposes for any taxable year, if either (a) 75% or more of its gross income for such year consists of certain types of “passive” income or (b) 50% or more of its average quarterly assets as generally determined on the basis of fair market value during such year produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s unbooked intangibles are taken into account for determining the value of its assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

We do not believe that we were classified as a PFIC for the taxable year ending 2012. The determination of whether we will be or become a PFIC will depend, in part, upon the composition of our income and our assets (which are subject to change from year to year) and the value of our H shares or ADSs (of which we cannot control). Although we do not expect that our business plans will change in a manner that will affect our PFIC status, no assurance can be  given in this regard. Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance may be given with respect to our PFIC status for any taxable year.

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

A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. There is currently a tax treaty in effect between the United States and the People’s Republic of China (the “U.S.-PRC Treaty”) which the Secretary of Treasury of the United States determined is satisfactory for these purposes and we believe that we are eligible for the benefits of such treaty. Additionally, our ADSs trade on the New York Stock Exchange, an established securities market in the United States. There can be no assurance that the dividends we pay on our H shares or ADSs will meet the conditions required for the reduced tax rate in the current taxable year or future taxable years. Dividends received on H shares or ADSs will not be eligible for the dividends received deduction allowed to corporations. U.S. Holders should consult their tax advisors regarding the rate of tax that will apply to them with respect to dividends (if any) received from U.S.

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

Dividends received on H shares or ADSs will generally be treated, for United States foreign tax credit purposes, as foreign source income and generally will constitute passive category income. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any non-United States withholding taxes imposed on dividends received on H shares or ADSs. U.S. Holders who do not elect to claim a foreign tax credit for foreign income tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which the U.S. Holder elects to do so for all creditable foreign income taxes. U.S. Holders should consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of H shares or ADSs

A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of H shares or ADSs in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such H shares or ADSs. Any capital gain or loss will be long-term if the H shares or ADSs have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. A U.S. Holder that is eligible for the benefits of the U.S-PRC Treaty may elect to treat the gain as non-United States source gain or loss.  The deductibility of a capital loss may be subject to limitations. U.S. Holders should consult their tax advisors regarding the tax credit purposes if a non-U.S. withholding tax is imposed on a disposition of our H shares or ADSs, including the availability of the foreign tax credit under their particular circumstances.

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

Backup Withholding and Information Reporting

U.S. Holders may be subject to information reporting to the United States Internal Revenue Service with respect to dividends on and proceeds from the sale or other disposition of our H shares or ADSs. Dividend payments with respect to our H shares or ADSs and proceeds from the sale or other disposition of H shares or ADSs are not generally subject to United States backup withholding (provided certain certification requirements are satisfied). U.S. Holders should consult their tax advisors regarding the application of the United States information reporting and backup rules to their particular circumstances.

Individuals who are U.S. Holders, and who hold “specified foreign financial assets”, including stock of a non-U.S. corporation that is not held in an account maintained by a U.S. “financial institution”, whose aggregate value exceeds $50,000 during the tax year, may be required to attach to their tax returns for the year certain specified information. An individual who fails to timely furnish the required information may be subject to a penalty. U.S. Holders who are individuals are urged to consult their tax advisors regarding their reporting obligations under this legislation.

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

As at 31 December 2012, the Company and its subsidiaries are also exposed to equity security price risk arising from the investments classified as financial assets at fair value through profit or loss. These securities are listed in Hong Kong. To manage the risk, the Company and its subsidiaries closely monitor the market prices of these securities.

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

SinoSing Power and its subsidiaries are exposed to foreign exchange risk on fuel purchase that is denominated primarily in U.S. dollars. They use forward exchange contracts to hedge almost all of its estimated foreign exchange exposure in respect of forecast fuel purchases over the following three months. The Company and its subsidiaries account for its forward foreign currency contracts as cash flow hedges.

The following table provides information, by maturity date, regarding our foreign currency sensitive financial instruments, which consist of bank balances and cash, short-term and long-term debt obligations, capital commitments and forward exchange contracts as of December 31, 2012 and average interest rates for the year ended December 31, 2012.

(RMB expressed in millions, except interest rate and exchange rate)
	As of December 31, 2012
	Expected Maturity Date						Total carrying amount	Fair value
	2013	2014	2015	2016	2017	Thereafter
On-balance sheet financial instruments
Bank balances and cash:
In U.S. Dollar	546	-	-	-	-	-	546	546
In Japanese Yen	0.404	-	-	-	-	-	0.404	0.404
In Hong Kong Dollar	0.504	-	-	-	-	-	0.504	0.504

Debts
Fixed rate bank loans
(U.S. Dollar)	33	33	16	-	-	-	82	81
Average interest rate	6.360%	6.360%	6.360%

Fixed rate bank loans (Euro)	78	78	78	78	78	247	637	526
Average interest rate	2.085%	2.089%	2.093%	2.100%	2.111%	2.127%

Variable rate bank and other loans
(U.S. Dollar)	436	436	416	396	2,576	15	4,275	4,275
Average interest rate	1.774%	1.787%	1.795%	1.796%	2.740%	0.54%

Gas purchase commitments (U.S. Dollar)	6,391	642	-	-	-	-	7,033	7,033
Forward exchange contracts (Receive US$/Pay S$)	National Amount Expected Maturity Date						Total Notional Amount	Fair Value
	2013	2014	2015	2016	2017	Thereafter
Contract amount	3,657	400	76	1	-	-	4,134	55
Average Contractual Exchange Rate	1.23	1.24	1.24	1.25	N/A	N/A	N/A	N/A

______________

Note:

(1)	The interest rates for variable rate bank and other loans are calculated based on the individual year beginning indices.

The outstanding balance of the Company’s loans denominated in foreign currencies has changed continually as a result of repayments of the loans by the Company according to agreed-upon repayment schedules. The loans denominated in U.S. dollar decreased from RMB4.91 billion as of December 31, 2011 to RMB4.36 billion as of December 31, 2012. The loans denominated in Euro decreased from RMB701 million as of December 31, 2011 to RMB637 million as of December 31, 2012.

Interest rate risk

We are exposed to interest rate risk primarily resulting from fluctuations in interest rates on our debts. Upward fluctuations in interest rates increase the cost of new variable rate debts and the interest cost of outstanding floating rate borrowings.

At present, the interest rate of the Company’s loans denominated in RMB is subject to the change on the benchmark interest rate published and adjusted by the People’s Bank of China. Different interest rate level corresponds to loans with different term. New loan contracts entered hereafter will be subject to current benchmark interest rate. A portion of the Company’s loans denominated in foreign currency are fixed rate loans, which are not subject to the changes in market interest rate.  Due to the loan borrowed in relation to the acquisition of SinoSing Power, the portion of the loans denominated in foreign currency with floating interest rate increased, which subjects the finance cost of the Company to the fluctuation of market interest rate. In 2009, the Company entered into a floating-to-fixed interest rate swap agreement to hedge against cash flow interest rate risk of part of the loan. According to the interest rate swap agreement, the Company agrees with the counterparty to settle the difference between fixed contract rates and floating-rate interest amounts calculated by reference to the agreed notional amounts quarterly until 2019. The notional amount of the outstanding interest rate swap at December 31, 2012 was US$336 million.

In 2009, Tuas Power completed its refinancing, through which all of its outstanding loans denominated in U.S. dollar were refinanced through loans denominated in Singapore dollars, matching the functional currency of its operation. The loans borrowed by Tuas Power are denominated in Singapore dollars, and the majority of them are with floating interest rate, which subjects the finance cost of the Company to the fluctuation of market interest rate. In 2011 and 2012, TPG also entered into a number of floating-to-fixed interest rate swap agreements to hedge against cash flow interest rate risk of the loan. According to these interest rate swap agreements, TPG agrees with the counterparty to settle the difference between fixed contract rates and floating-rate interest amounts calculated by reference to the agreed notional amount semi-annually until 2020. The notional amount of the outstanding interest rate swap at December 31, 2012 was S$1,523 million.

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

(RMB expressed in millions, except interest rate)
	As of December 31, 2012
	Expected Maturity Date						Total carrying amount	Fair value
	2013	2014	2015	2016	2017	Thereafter
Debts
Fixed rate shareholder’s, bank and other loans	35,676	13,075	7,090	4,249	4,158	25,626	89,874	89,575
Average interest rate	5.918%	5.957%	5.977%	5.982%	5.982%	5.982%

Variable rate bank and other loans	823	843	824	804	3,008	12,888	19,190	19,190
Average interest rate	2.074%	2.082%	2.089%	2.095%	2.154%	2.153%

Short-term bonds	35,550	-	-	-	-	-	35,550	35,550
Average interest rate	4.382%	-	-	-	-	-

Long-term bonds	-	5,672	5,000	4,987	-	7,226	22,885	23,086
Average interest rate	5.502%	5.777%	5.873%	5.759%	5.759%	5.759%
	National Amount Expected Maturity Date						Total Notional Amount	Fair Value
Debts	2013	2014	2015	2016	2017	Thereafter
Interest Rate Derivatives (US$)
Variable to Fixed	201	201	201	201	201	1,106	2,111	210
Average receive rate	1.526%	1.593%	1.800%	2.205%	2.756%	3.442%
Average pay rate	4.4%	4.4%	4.4%	4.4%	4.4%	4.4%

Interest Rate Derivatives (S$)
Variable to Fixed	209	209	209	209	209	6,816	7,861	611
Average receive rate	0.494%	0.593%	0.529%	0.611%	0.748%	1.069%
Average pay rate	2.452%	2.452%	2.452%	2.452%	2.452%	2.452%
_______________

Note:

(1)	The interest rates for variable rate bank and other loans are calculated based on the individual year begining indices.

As of December 31, 2012, the Company’s floating rate loans denominated in foreign currency amounted to RMB4,275  million, accounting for approximately 85.60% of the total foreign loans, most of which was denominated in U.S. dollars, and the average credit spread is 99 bps. In addition, SinoSing Power’s loans denominated in Singapore dollar are floating rate loans and amounted to RMB14,914 million as of December 31, 2012. The interest rates of the loans denominated in U.S. dollar and Singapore dollar are relatively low at the current market condition and it is not expected that a significant fluctuation would occur within the foreseeable period, thus it is not expected to cause any material adverse effect on the finance cost of the Company. The Company has paid special attention to the trend of international interest rate market by keeping up with the market conditions and predicting the future trend, and has made efforts to explore the feasibility of risk management by application of derivative financial instruments.  The Company expects to implement the relevant plan according to its internal approval procedures and use interest rate swap and other derivative financial instruments to control its interest rate risk upon appropriate time.

Commodity price risk

We are exposed to fuel price risk on fuel purchases. SinoSing Power and its subsidiaries use fuel oil swap to hedge against such risk. The table below provides information about the fuel swap contracts that are sensitive to changes in fuel prices, including contract volumes, the weighted average contract prices, and the total contract amount by expected maturity dates.

	As of December 31, 2012
	Expected Maturity Date						Total	Fair value
	2013	2014	2015	2016	2017	Thereafter
Fuel swap contracts
Contract Volumes (MT)	692,670	101,520	19,945	325	-	-	814,460	N/A
Weighted Average Price (US$/MT)	611.38	607.12	581.07	548.78	N/A	N/A	N/A	N/A
Contract Amount (RMB million)	2,673	389	73	1	-	-	3,136	20

For other detailed information of the market risk, please refer to the Note 3(a)(i) to the “Financial Statements”.

ITEM 12                 Description of Securities Other than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

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

Depositary Payments for the Year 2012

In 2012, we received the payment of US$143,538 (inclusive of withholding tax) from the Bank of New York Mellon, the Depositary for our ADR program, for the reimbursement of our expenses related to investors’ relation activities, respectively.

PART II

ITEM 13                 Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14                 Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

ITEM 15                 Controls and Procedures

Disclosure Controls and Procedures

Our management, with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of December 31, 2012 (the “Evaluation Date”), the end of the fiscal year covered by this annual report. Based on this evaluation, our principal executive officer and principal financial officer have concluded that, as of the Evaluation Date, our disclosure controls and procedures were effective.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in the Exchange Act Rules 13a-15(f) and 15d-15(f). The Company conducted an evaluation of the effectiveness of the design and implementation of our internal control over financial reporting based upon the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this annual report. The evaluation is conducted under the supervision and with the participation of our management including chairman of the board, or principal executive officer, and chief accountant, or principal financial officer, of the Company. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2012. The effectiveness of the Company’s internal control over financial reporting as of December 31, 2012 has been audited by KPMG, an independent registered public accounting firm, as stated in their report which appears herein.

Because of its inherent limitations, internal control over financial reporting may only provide reasonable assurance for preventing or detecting misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Huaneng Power International, Inc.:

We have audited Huaneng Power International, Inc.’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The management of Huaneng Power International, Inc. is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the internal control over financial reporting of Huaneng Power International, Inc. based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Huaneng Power International, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Huaneng Power International, Inc. and its subsidiaries as of December 31, 2012, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year ended December 31, 2012 and our report dated March 19, 2013 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG

Hong Kong, China

March 19, 2013

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2012, there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C           Principal Accountant Fees and Services

PricewaterhouseCoopers has served as our independent registered public accounting firm for the fiscal year ended December 31, 2011, and KPMG has served as our independent registered public accounting firm for the fiscal year ended December 31, 2012, for which audited consolidated financial statements appear in this annual report on Form 20-F.

The following table shows information about fees payable by us to PricewaterhouseCoopers and KPMG in 2011 and 2012, respectively.

	For the year ended December 31,
(RMB million)	2012	2011

Audit fees	20.0	25.2
Audit-related fees	0.1	1.0
Tax fees	0.3	-
All other fees	-	-
Total	20.4	26.2

Audit Services are defined as the standard audit work that needs to be performed each year in order to issue an opinion on the consolidated financial statements and internal control over financial reporting of the Company and its subsidiaries. It also includes other audit services which are those services that only the external auditors reasonably can provide, such as reviews of quarterly financial results.

Audit-related Services include those other assurances and related services provided by auditors, but not restricted to those that can only reasonably be provided by the external auditors signing the auditors’ report, that are reasonably related to the performance of the audit or review of the Company’s financial statements such as acquisition due diligence, consultations concerning financial accounting and reporting standards. The decrease of audit-related fees was mainly due to the decrease of the service fees related to the acquisitions.

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

For 2012, all of the services provided by KPMG were pre-approved by the Audit Committee.

ITEM 16D            Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E             Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

ITEM 16F             Change in Registrant’s Certifying Accountant

Not applicable.

ITEM 16G            Corporate Governance

Comparison of New York Stock Exchange corporate governance rules and China corporate governance rules for listed companies: under the amended Corporate Governance Rules of New York Stock Exchange (“NYSE”), foreign issuers (including the Company) listed on the NYSE are required to disclose a summary of the significant differences between their domestic corporate governance rules and NYSE corporate governance rules that would apply to a U.S. domestic issuer.  A summary of such differences is listed below:

NYSE corporate governance rules	Corporate governance rules applicable to the domestically listed companies in China and the Company’s governance practices
Director Independence
A listed company must have a majority of independent directors on its board of directors.

No director qualifies as “independent’’ unless the board of directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of

It is required in China that any listed company must establish an independent director system and set forth specific requirements for the qualification of independent directors. For example, an independent director shall not hold any other position in the listed company other than being a director and shall not be influenced by the main an organization that has a relationship with the company). In addition, a director must meet certain standards to be deemed independent. For example, a director is not independent if the director is, or has been within the last three years, an employee of the listed company, or an immediate family member is, or has been within the last three years, an executive officer of the listed company, or if the director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than US$120,000 in direct compensation from the listed company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service).

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

Audit Committee
Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 of Exchange Act. It must have a minimum of three members, and all audit committee members must satisfy the requirements for independence set forth in Section 303A.02 of NYSE Corporate Governance Rules as well as the requirements of Rule 10A-3(b)(1) of the Exchange Act.

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

Each listed company must have an internal audit department.	China has a similar regulatory provision, and the Company has an internal audit department.

Shareholder approval of equity compensation plan
Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions	The relevant regulations of China require the board of directors to propose plans on the amount

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

Corporate governance guidelines
Listed companies must adopt and disclose corporate governance guidelines, involving director qualification standards, director responsibilities, director compensation, director continuing education, annual performance evaluation of the board of directors, etc.
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

Each listed company’s CEO must certify to the NYSE each year that he or she is not aware of any violation by the listed company  of NYSE corporate governance listing standards and he or she must promptly notify the NYSE in writing of any non-compliance with any applicable provisions of Section 303A.
No similar requirements.

ITEM 16H                      Mine Safety Disclosure

Not applicable.

ITEM 17                 Financial Statements

Not applicable.

ITEM 18                 Financial Statements

See page F-1 through F-103 following Item 19.

ITEM 19                 Exhibits

1.1	Articles of Association amended and adopted by the Shareholders’ meeting on March 12, 2013.

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

THIS PAGE IS INTENTIONALLY LEFT BLANK

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Huaneng Power International, Inc.:

We have audited the accompanying consolidated balance sheet of Huaneng Power International, Inc. and its subsidiaries as of December 31, 2012, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Huaneng Power International, Inc. and its subsidiaries as of December 31, 2012, and the results of their operation and their cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the internal control over financial reporting of Huaneng Power International, Inc. as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 19, 2013 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG

Hong Kong, China

March 19, 2013

To the shareholders of Huaneng Power International, Inc.

In our opinion, the consolidated balance sheet as of 31 December 2011 and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2011 present fairly, in all material respects, the financial position of Huaneng Power International, Inc. (the "Company") and its subsidiaries at December 31, 2011, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2011 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

By: /s/ PricewaterhouseCoopers

PricewaterhouseCoopers

Hong Kong
March 20, 2012

PricewaterhouseCoopers, 22/F, Prince’s Building, Central, Hong Kong
T: +852 2289 8888, F:+852 2810 9888, www.pwchk.com

Huaneng Power International, Inc. and its subsidiaries
Consolidated Statements of Comprehensive Income
For the years ended 31 December 2012, 2011 and 2010
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB, except per share data)

		For the year ended 31 December
	Note	2012	2011	2010
		RMB	RMB	RMB

Operating revenue	5	133,966,659	133,420,769	104,318,120
Tax and levies on operations		(672,040)	(484,019)	(147,641)

Operating expenses
Fuel	6	(82,355,449)	(90,546,192)	(67,891,547)
Maintenance		(2,846,521)	(2,528,850)	(2,302,018)
Depreciation		(11,032,748)	(11,866,705)	(10,447,021)
Labor		(5,112,484)	(4,621,667)	(4,067,420)
Service fees on transmission and transformer facilities of HIPDC	34(b)	(140,771)	(140,771)	(140,771)
Purchase of electricity		(7,101,878)	(8,613,264)	(5,557,219)
Others	6	(7,747,828)	(5,871,699)	(5,135,492)

Total operating expenses		(116,337,679)	(124,189,148)	(95,541,488)

Profit from operations		16,956,940	8,747,602	8,628,991

Interest income		175,402	166,183	89,026
Financial expenses, net
Interest expense	6	(8,897,097)	(7,736,186)	(5,282,549)
Exchange (loss)/gain and bank charges, net		(166,778)	76,474	87,964

Total financial expenses, net		(9,063,875)	(7,659,712)	(5,194,585)
Share of profits of associates/jointly controlled entities	8	622,358	703,561	568,794
Loss on fair value changes of financial assets/liabilities		(1,171)	(727)	11,851
Other investment income		187,131	93,460	60,013

Profit before income tax expense	6	8,876,785	2,050,367	4,164,090
Income tax expense	31	(2,510,370)	(868,927)	(842,675)

Net profit		6,366,415	1,181,440	3,321,415

The accompanying notes are an integral part of these financial statements.

Huaneng Power International, Inc. and its subsidiaries
Consolidated Statements of Comprehensive Income (continued)
For the years ended 31 December 2012, 2011 and 2010
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB, except per share data)

		For the year ended 31 December
	Note	2012	2011	2010
		RMB	RMB	RMB

Other comprehensive income/(loss), net of tax
Fair value changes of available-for-sale financial asset		98,516	(233,738)	(258,204)
Shares of other comprehensive income/(loss) of investees accounted under the equity method of accounting		30,070	(44,928)	(35,156)
Effective portion of cash flow hedges		(325,375)	(409,377)	(112,377)
Translation differences of the financial statements of foreign operations		536,231	(665,745)	457,670

Other comprehensive income/(loss), net of tax		339,442	(1,353,788)	51,933

Total comprehensive income/(loss)		6,705,857	(172,348)	3,373,348

Net profit attributable to:
- Equity holders of the Company		5,512,454	1,180,512	3,347,985
- Non-controlling interests		853,961	928	(26,570)

		6,366,415	1,181,440	3,321,415

Total comprehensive income/(loss) attributable to:
- Equity holders of the Company		5,850,701	(171,909)	3,397,720
- Non-controlling interests		855,156	(439)	(24,372)

		6,705,857	(172,348)	3,373,348
Earnings per share attributable to the equity holders of the Company (expressed in RMB or US $ per share)
- Basic and diluted	32	0.39	0.08	0.28

Dividends paid	21	702,867	2,807,084	2,528,050
Proposed dividend	21	2,951,631	702,769	2,811,077
Proposed dividend per share (expressed in RMB or US $ per share)	21	0.21	0.05	0.20

The accompanying notes are an integral part of these financial statements.

Huaneng Power International, Inc. and its subsidiaries
Consolidated Balance Sheets
As at 31 December 2012 and 2011
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB)

		As at 31 December
	Note	2012	2011
		RMB	RMB

ASSETS
Non-current assets
Property, plant and equipment	7	177,013,627	177,968,001
Investments in associates/jointly controlled entities	8	14,596,771	13,588,012
Available-for-sale financial assets	10	3,052,822	2,301,167
Land use rights	11	4,297,183	4,341,574
Power generation licence	12	4,084,506	3,904,056
Mining rights	39	1,922,655	1,922,655
Deferred income tax assets	29	532,387	526,399
Derivative financial assets	13	13,723	16,389
Goodwill	14	14,417,543	13,890,179
Other non-current assets	15	3,082,894	2,540,104

Total non-current assets		223,014,111	220,998,536

Current assets
Inventories	16	7,022,384	7,525,621
Other receivables and assets	17	2,990,395	4,600,250
Accounts receivable	18	15,299,964	15,377,843
Trading securities		93,753	96,154
Derivative financial assets	13	55,268	147,455
Bank balances and cash	33	10,624,497	8,670,015

Total current assets		36,086,261	36,417,338

Total assets		259,100,372	257,415,874

The accompanying notes are an integral part of these financial statements.

Huaneng Power International, Inc. and its subsidiaries
Consolidated Balance Sheets (continued)
As at 31 December 2012 and 2011
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB)

		As at 31 December
	Note	2012	2011
		RMB	RMB

EQUITY AND LIABILITIES
Capital and reserves attributable to equity holders of the Company
Share capital	19	14,055,383	14,055,383
Capital surplus		17,719,077	17,816,495
Surplus reserves	20	7,085,454	7,013,849
Currency translation differences		(35,937)	(570,973)
Retained earnings
-Proposed dividend	21	2,951,631	702,769
-Others		14,354,526	11,865,406

		56,130,134	50,882,929
Non-controlling interests		9,830,208	8,674,824
Total equity		65,960,342	59,557,753

Non-current liabilities
Long-term loans	22	72,564,824	79,844,872
Long-term bonds	23	22,884,688	17,854,919
Deferred income tax liabilities	29	2,011,729	1,993,155
Derivative financial liabilities	13	837,005	578,198
Other non-current liabilities	24	1,247,464	989,357

Total non-current liabilities		99,545,710	101,260,501

Current liabilities
Accounts payable and other liabilities	25	19,992,901	25,767,999
Taxes payable	26	1,275,430	1,018,541
Dividends payable		70,839	167,643
Salary and welfare payables		217,967	230,283
Derivative financial liabilities	13	88,641	35,549
Short-term bonds	27	35,449,763	10,262,042
Short-term loans	28	27,442,076	43,979,200
Current portion of long-term loans	22	9,056,703	14,140,270
Current portion of long-term bonds	23	-	996,093

Total current liabilities		93,594,320	96,597,620

Total liabilities		193,140,030	197,858,121

Total equity and liabilities		259,100,372	257,415,874

These financial statements were approved for issue by the Board of Directors on 19 March 2013 and were signed on its behalf.

The accompanying notes are an integral part of these financial statements.

Huaneng Power International, Inc. and its subsidiaries
Consolidated Statements of Changes in Equity
For the years ended 31 December 2012, 2011 and 2010
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB)

	Attributable to equity holders of the Company
		Capital surplus
	Share capital	Share premium	Hedging reserve	Available-for-sale financial assets revaluation reserve	Other capital reserve	Subtotal	Surplus reserves	Currency translation differences	Retained earnings	Total	Non-controlling interests	Total equity

Balance as at 1 January 2010	12,055,383	8,506,769	128,044	896,919	509,471	10,041,203	6,096,100	(362,067)	14,293,564	42,124,183	8,523,937	50,648,120
Profit for the year ended 31 December 2010	-	-	-	-	-	-	-	-	3,347,985	3,347,985	(26,570)	3,321,415
Other comprehensive (loss)/income:
Fair value changes from available-for-sale financial asset - gross	-	-	-	(344,271)	-	(344,271)	-	-	-	(344,271)	-	(344,271)
Fair value changes from available-for-sale financial asset - tax	-	-	-	86,067	-	86,067	-	-	-	86,067	-	86,067
Shares of other comprehensive loss of investees accounted under the equity method - gross	-	-	-	(37,843)	(3,272)	(41,115)	-	-	-	(41,115)	-	(41,115)
Shares of other comprehensive loss of investees accounted under the equity method - tax	-	-	-	5,959	-	5,959	-	-	-	5,959	-	5,959
Changes in fair value of effective portion of cash flow hedges - gross	-	-	(199,370)	-	-	(199,370)	-	-	-	(199,370)	-	(199,370)
Changes in fair value of effective portion of cash flow hedges - tax	-	-	49,786	-	-	49,786	-	-	-	49,786	-	49,786
Cash flow hedges recorded in shareholders’ equity reclassified to inventories - gross	-	-	(70,050)	-	-	(70,050)	-	-	-	(70,050)	-	(70,050)
Cash flow hedges recorded in shareholders’ equity reclassified to inventories - tax	-	-	11,909	-	-	11,909	-	-	-	11,909	-	11,909
Cash flow hedges recorded in shareholders’ equity reclassified to exchange gain and bank charges, net - gross	-	-	79,339	-	-	79,339	-	-	-	79,339	-	79,339
Cash flow hedges recorded in shareholders’ equity reclassified to exchange gain and bank charges, net - tax	-	-	(13,488)	-	-	(13,488)	-	-	-	(13,488)	-	(13,488)
Cash flow hedges recorded in shareholders’ equity reclassified to interest expense - gross	-	-	42,952	-	-	42,952	-	-	-	42,952	-	42,952
Cash flow hedges recorded in shareholders’ equity reclassified to interest expense - tax	-	-	(13,455)	-	-	(13,455)	-	-	-	(13,455)	-	(13,455)
Currency translation differences	-	-	-	-	-	-	-	455,472	-	455,472	2,198	457,670

Total comprehensive (loss)/income for the year ended 31 December 2010	-	-	(112,377)	(290,088)	(3,272)	(405,737)	-	455,472	3,347,985	3,397,720	(24,372)	3,373,348
Issuance of ordinary shares	2,000,000	8,274,155	-	-	-	8,274,155	-	-	-	10,274,155	-	10,274,155
Capital injection	-	-	-	-	529,375	529,375	-	-	-	529,375	-	529,375
Transfer to surplus reserves	-	-	-	-	-	-	862,530	-	(862,530)	-	-	-
Dividends relating to 2009	-	-	-	-	-	-	-	-	(2,528,050)	(2,528,050)	(249,043)	(2,777,093)
Net capital injection from non-controlling interests of subsidiaries	-	-	-	-	-	-	-	-	-	-	283,521	283,521
Acquisitions of subsidiaries	-	-	-	-	-	-	-	-	-	-	107,287	107,287
Changes in ownership interest in subsidiaries without change of control	-	-	-	-	(8,250)	(8,250)	-	-	-	(8,250)	(4,991)	(13,241)

Balance as at 31 December 2010	14,055,383	16,780,924	15,667	606,831	1,027,324	18,430,746	6,958,630	93,405	14,250,969	53,789,133	8,636,339	62,425,472

 The accompanying notes are an integral part of these financial statements.

Huaneng Power International, Inc. and its subsidiaries
Consolidated Statements of Changes in Equity (continued)
For the years ended 31 December 2012, 2011 and 2010
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB)

	Attributable to equity holders of the Company
		Capital surplus
	Share capital	Share premium	Hedging reserve	Available-for-sale financial assets revaluation reserve	Other capital reserve	Subtotal	Surplus reserves	Currency translation differences	Retained earnings	Total	Non-controlling interests	Total equity

Balance as at 1 January 2011	14,055,383	16,780,924	15,667	606,831	1,027,324	18,430,746	6,958,630	93,405	14,250,969	53,789,133	8,636,339	62,425,472
Profit for the year ended 31 December 2011	-	-	-	-	-	-	-	-	1,180,512	1,180,512	928	1,181,440
Other comprehensive (loss)/income:
Fair value changes from available-for-sale financial asset - gross	-	-	-	(311,647)	-	(311,647)	-	-	-	(311,647)	-	(311,647)
Fair value changes from available-for-sale financial asset - tax	-	-	-	77,909	-	77,909	-	-	-	77,909	-	77,909
Shares of other comprehensive loss of investees accounted under the equity method - gross	-	-	-	(19,592)	(30,233)	(49,825)	-	-	-	(49,825)	-	(49,825)
Shares of other comprehensive loss of investees accounted under the equity method - tax	-	-	-	4,897	-	4,897	-	-	-	4,897	-	4,897
Changes in fair value of effective portion of cash flow hedges - gross	-	-	(22,676)	-	-	(22,676)	-	-	-	(22,676)	-	(22,676)
Changes in fair value of effective portion of cash flow hedges - tax	-	-	19,408	-	-	19,408	-	-	-	19,408	-	19,408
Cash flow hedges recorded in shareholders’ equity reclassified to inventories - gross	-	-	(822,892)	-	-	(822,892)	-	-	-	(822,892)	-	(822,892)
Cash flow hedges recorded in shareholders’ equity reclassified to inventories - tax	-	-	139,892	-	-	139,892	-	-	-	139,892	-	139,892
Cash flow hedges recorded in shareholders’ equity reclassified to exchange gain and bank charges, net - gross	-	-	113,663	-	-	113,663	-	-	-	113,663	-	113,663
Cash flow hedges recorded in shareholders’ equity reclassified to exchange gain and bank charges, net - tax	-	-	(19,323)	-	-	(19,323)	-	-	-	(19,323)	-	(19,323)
Cash flow hedges recorded in shareholders’ equity reclassified to interest expense - gross	-	-	227,094	-	-	227,094	-	-	-	227,094	-	227,094
Cash flow hedges recorded in shareholders’ equity reclassified to interest expense - tax	-	-	(44,543)	-	-	(44,543)	-	-	-	(44,543)	-	(44,543)
Currency translation differences	-	-	-	-	-	-	-	(664,378)	-	(664,378)	(1,367)	(665,745)

Total comprehensive (loss)/income for the year ended 31 December 2011	-	-	(409,377)	(248,433)	(30,233)	(688,043)	-	(664,378)	1,180,512	(171,909)	(439)	(172,348)
Capital injection	-	-	-	-	79,163	79,163	-	-	-	79,163	-	79,163
Transfer to surplus reserves (Note 20)	-	-	-	-	-	-	55,219	-	(55,219)	-	-	-
Dividends relating to 2010 (Note 21)	-	-	-	-	-	-	-	-	(2,807,084)	(2,807,084)	(208,092)	(3,015,176)
Net capital injection from non-controlling interests of subsidiaries	-	-	-	-	-	-	-	-	-	-	219,215	219,215
Acquisitions of subsidiaries (Note 39)	-	-	-	-	-	-	-	-	-	-	64,089	64,089
Changes in ownership interest in subsidiaries without change of control	-	-	-	-	(5,371)	(5,371)	-	-	(1,003)	(6,374)	(36,288)	(42,662)

Balance as at 31 December 2011	14,055,383	16,780,924	(393,710)	358,398	1,070,883	17,816,495	7,013,849	(570,973)	12,568,175	50,882,929	8,674,824	59,557,753

 The accompanying notes are an integral part of these financial statements.

Huaneng Power International, Inc. and its subsidiaries
Consolidated Statements of Changes in Equity (continued)
For the years ended 31 December 2012, 2011 and 2010
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB)

	Attributable to equity holders of the Company
		Capital surplus
	Share capital	Share premium	Hedging reserve	Available-for-sale financial assets revaluation reserve	Other capital reserve	Subtotal	Surplus reserves	Currency translation differences	Retained earnings	Total	Non-controlling interests	Total equity

Balance as at 1 January 2012	14,055,383	16,780,924	(393,710)	358,398	1,070,883	17,816,495	7,013,849	(570,973)	12,568,175	50,882,929	8,674,824	59,557,753
Profit for the year ended 31 December 2012	-	-	-	-	-	-	-	-	5,512,454	5,512,454	853,961	6,366,415
Other comprehensive (loss)/income:
Fair value changes from available-for-sale financial asset - gross	-	-	-	131,355	-	131,355	-	-	-	131,355	-	131,355
Fair value changes from available-for-sale financial asset - tax	-	-	-	(32,839)	-	(32,839)	-	-	-	(32,839)	-	(32,839)
Shares of other comprehensive income/(loss) of investees accounted under the equity method - gross	-	-	-	48,083	(5,992)	42,091	-	-	-	42,091	-	42,091
Shares of other comprehensive income/(loss) of investees accounted under the equity method - tax	-	-	-	(12,021)	-	(12,021)	-	-	-	(12,021)	-	(12,021)
Changes in fair value of effective portion of cash flow hedges - gross	-	-	(474,555)	-	-	(474,555)	-	-	-	(474,555)	-	(474,555)
Changes in fair value of effective portion of cash flow hedges - tax	-	-	86,086	-	-	86,086	-	-	-	86,086	-	86,086
Cash flow hedges recorded in shareholders’ equity reclassified to inventories - gross	-	-	(243,312)	-	-	(243,312)	-	-	-	(243,312)	-	(243,312)
Cash flow hedges recorded in shareholders’ equity reclassified to inventories - tax	-	-	41,363	-	-	41,363	-	-	-	41,363	-	41,363
Cash flow hedges recorded in shareholders’ equity reclassified to exchange gain and bank charges, net - gross	-	-	98,187	-	-	98,187	-	-	-	98,187	-	98,187
Cash flow hedges recorded in shareholders’ equity reclassified to exchange gain and bank charges, net - tax	-	-	(16,692)	-	-	(16,692)	-	-	-	(16,692)	-	(16,692)
Cash flow hedges recorded in shareholders’ equity reclassified to interest expense - gross	-	-	226,910	-	-	226,910	-	-	-	226,910	-	226,910
Cash flow hedges recorded in shareholders’ equity reclassified to interest expense - tax	-	-	(43,362)	-	-	(43,362)	-	-	-	(43,362)	-	(43,362)
Currency translation differences	-	-	-	-	-	-	-	535,036	-	535,036	1,195	536,231
Total comprehensive (loss)/income for the year ended 31 December 2012	-	-	(325,375)	134,578	(5,992)	(196,789)	-	535,036	5,512,454	5,850,701	855,156	6,705,857

Capital injection	-	100,840	-	-	-	100,840	-	-	-	100,840	-	100,840
Transfer to surplus reserves (Note 20)	-	-	-	-	-	-	71,605	-	(71,605)	-	-	-
Dividends relating to 2011 (Note 21)	-	-	-	-	-	-	-	-	(702,867)	(702,867)	(363,803)	(1,066,670)
Net capital injection from non-controlling interests of subsidiaries	-	-	-	-	-	-	-	-	-	-	665,333	665,333
Other capital transaction with non-controlling interests	-	-	-	-	(1,469)	(1,469)	-	-	-	(1,469)	(1,302)	(2,771)

Balance as at 31 December 2012	14,055,383	16,881,764	(719,085)	492,976	1,063,422	17,719,077	7,085,454	(35,937)	17,306,157	56,130,134	9,830,208	65,960,342

The accompanying notes are an integral part of these financial statements.

Huaneng Power International, Inc. and its subsidiaries
Consolidated Statements of Cash Flows
For the years ended 31 December 2012, 2011 and 2010
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB)

		For the year ended 31 December
	Note	2012	2011	2010
		RMB	RMB	RMB

CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income tax expense		8,876,785	2,050,367	4,164,090
Adjustments to reconcile profit before income tax expense to net cash provided by operating activities:
Depreciation		11,032,748	11,866,705	10,447,021
Provision for impairment loss on property, plant and equipment		903,463	80,828	8,477
Provision for impairment loss on intangible assets		-	15,661	23,706
Provision for impairment loss on goodwill		107,735	291,734	5,276
Amortization of land use rights		135,140	128,465	112,706
Amortization of other non-current assets		86,275	81,276	64,964
Amortization of employee housing subsidies		2,247	3,104	17,234
(Reversal of)/Provision for doubtful accounts		(10,310)	(19,747)	2,750
Provision for/(reversal of) inventory obsolescence		12,155	(3,353)	(155)
Loss/(Gain) on fair value changes of financial assets/liabilities		1,171	727	(11,851)
Other investment income		(187,131)	(81,298)	(63,578)
Net loss/(gain) on disposals or write-off of property, plant and equipment		252,741	(7,911)	(33,129)
Unrealized exchange gain, net		(5,085)	(349,186)	(199,456)
Share of profits of associates/jointly controlled entities		(622,358)	(703,561)	(568,794)
Interest income		(175,402)	(166,183)	(89,026)
Interest expense		8,897,097	7,736,186	5,282,549
Changes in working capital:
Inventories		479,071	(1,807,503)	(1,031,869)
Other receivables and assets		329,263	925,358	(797,412)
Accounts receivable		303,586	(4,194,500)	(650,910)
Restricted cash		(1,877)	4,238	103,597
Accounts payable and other liabilities		(3,222,999)	4,155,406	955,293
Taxes payable		1,926,801	1,448,802	1,495,179
Salary and welfare payables		(34,835)	(46,832)	(40,817)
Others		45,136	48,936	(72,593)
Interest received		109,635	95,951	54,738
Income tax expense paid		(2,312,970)	(604,515)	(1,111,266)

Net cash provided by operating activities		26,928,082	20,949,155	18,066,724
The accompanying notes are integral part of these financial statements.

Huaneng Power International, Inc. and its subsidiaries
Consolidated Statements of Cash Flows (continued)
For the years ended 31 December 2012, 2011 and 2010
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB)

		For the year ended 31 December
	Note	2012	2011	2010
		RMB	RMB	RMB

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment		(15,474,614)	(16,673,632)	(20,704,224)
Proceeds from disposals of property, plant and equipment		949,469	85,601	105,816
Prepayments of land use rights		(81,382)	(68,370)	(2,879)
Increase in other non-current assets		(51,615)	(46,657)	(24,614)
Cash dividends received		728,754	447,654	315,205
Capital injections in associates/jointly controlled entities		(947,574)	(995,804)	(533,630)
Cash paid for acquiring available-for-sale financial assets		(500,000)	(310,000)	(12,113)
Cash consideration paid for acquisitions		(149,048)	(4,121,280)	(850,763)
Cash consideration prepaid for acquisitions		-	-	(4,178,214)
Cash from acquisitions of subsidiaries		-	349,245	90,524
Cash paid for acquiring trading securities		-	(101,707)	-
Cash paid for acquiring associates		-	(302,250)	(174,000)
Cash paid for acquiring a jointly controlled entity		-	-	(1,058,000)
Cash received from disposal of a subsidiary		-	104,258	-
Short-term loan repayment from an associate		100,000	-	-
Short-term loan to an associate		-	(100,000)	-
Others		116,406	68,111	46,354

Net cash used in investing activities		(15,309,604)	(21,664,831)	(26,980,538)

The accompanying notes are integral part of these financial statements.

Huaneng Power International, Inc. and its subsidiaries
Consolidated Statements of Cash Flows (continued)
For the years ended 31 December 2012, 2011 and 2010
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB)

		For the year ended 31 December
	Note	2012	2011	2010
		RMB	RMB	RMB

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of short-term bonds		34,930,000	9,959,600	9,959,850
Repayments of short-term bonds		(11,000,000)	(5,000,000)	(15,000,000)
Drawdown of short-term loans		48,294,295	63,517,251	63,190,307
Repayments of short-term loans		(64,832,425)	(64,216,571)	(44,611,278)
Drawdown of long-term loans		19,425,661	22,877,988	9,215,500
Repayments of long-term loans		(32,483,848)	(20,677,814)	(11,682,182)
Issuance of long-term bonds		4,985,000	4,985,000	-
Proceed received from issuance of shares		-	-	10,280,169
Repayment of a loan from former shareholder of a subsidiary		-	(600,000)	-
Interest paid		(8,941,814)	(8,144,957)	(5,997,296)
Net capital injection from non-controlling interests of the subsidiaries		665,333	219,215	283,521
Government grants		266,949	78,869	50,410
Dividends paid to shareholders of the Company		(702,867)	(2,807,084)	(2,528,050)
Dividends paid to non-controlling interests of the subsidiaries		(460,607)	(120,130)	(249,043)
Cash paid for acquisition of non-controlling interests of a subsidiary		-	(4,266)	-
Others		37,423	2,547	151,415

Net cash (used in)/provided by financing activities		(9,816,900)	69,648	13,063,323

Effect of exchange rate fluctuations on cash held		151,027	(227,627)	49,946

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		1,952,605	(873,655)	4,199,455
Cash and cash equivalents as at beginning of the year		8,552,782	9,426,437	5,226,982
CASH AND CASH EQUIVALENTS AS AT END OF THE YEAR	33	10,505,387	8,552,782	9,426,437

The accompanying notes are integral part of these financial statements.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

1	Company organization and principal activities

Huaneng Power International, Inc. (the “Company”) was incorporated in the People’s Republic of China (the “PRC”) as a Sino-foreign joint stock limited company on 30 June 1994.  The registered address of the Company is Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the PRC.  The Company and its subsidiaries are principally engaged in the generation and sale of electric power to the respective regional or provincial grid companies in the PRC and in the Republic of Singapore (“Singapore”).  The Company conducts its business in Singapore through SinoSing Power Pte Ltd. (“SinoSing Power”) and its subsidiaries.

The directors consider Huaneng International Power Development Corporation (“HIPDC”) and China Huaneng Group (“Huaneng Group”) as the parent company and ultimate parent company of the Company, respectively.  Both HIPDC and Huaneng Group are incorporated in the PRC.  Neither Huaneng Group nor HIPDC produced financial statements available for public use.

2	Principal accounting policies

The principal accounting policies adopted in the preparation of these financial statements are set out below.  These policies have been consistently applied to all the years presented, unless otherwise stated.

(a)	Basis of preparation

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”).  These financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, trading securities and derivative financial assets and liabilities.

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

As at and for the year ended 31 December 2012, a portion of the Company and its subsidiaries’ funding requirements for capital expenditures were partially satisfied by short-term financing.  Consequently, as at 31 December 2012, the Company and its subsidiaries have a negative working capital balance of approximately RMB57.5 billion.  Taking into consideration of the expected operating cash flows of the Company and its subsidiaries and the undrawn available banking facilities, the Company and its subsidiaries are expected to refinance and/or restructure certain short-term borrowings into long-term borrowings and also consider alternative sources of financing, where applicable and when needed.  Therefore, the directors of the Company are of the opinion that the Company and its subsidiaries will be able to meet its liabilities as and when they fall due within the next twelve months and have prepared these consolidated financial statements on a going concern basis.

2	Principal accounting policies (continued)

(a)	Basis of preparation (continued)

The following amendment to standards is adopted for the first time to the financial year beginning 1 January 2012.

•
Amendments to IFRS 7, ‘Financial instruments: disclosures’.  The amendment was a result of amendment on disclosure requirements of transfers of financial assets released in October 2010 (effective for financial year beginning 1 July 2011).  The amendments clarified and strengthened the disclosure requirements of transfers of financial assets which help users of financial statements evaluating related risk exposures and the effect of those risks on the financial position of the Company and its subsidiaries.  The Company and its subsidiaries adopted the amendment from 1 January 2012.  The amendment had no material impact on the consolidated financial statements of the Company.

(b)	Consolidation

The consolidated financial statements include the financial statements of the Company and all of its subsidiaries.

Subsidiaries are investees over which the Company and its subsidiaries have the power to exercise control, i.e., the power to govern the financial and operating policies and obtain benefits from the operating activities of the investees.  When determining whether the Company and its subsidiaries exercise control over an investee, the impact from potential voting rights of the investee, such as currently convertible bonds and exercisable warrants, etc. is taken into account.

Subsidiaries are fully consolidated from the date when control is transferred to the Company and its subsidiaries.  They are de-consolidated from the date when control ceases.  Intra-group balances and transactions, and any unrealised income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.  Unrealised gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Company and its subsidiaries’ interest in the investee.  Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment. The portion of the shareholders’ equity of the subsidiaries, which is not attributable to the parent company, is separately presented as non-controlling interests in the shareholders’ equity in the consolidated financial statements.

When there is any inconsistency on the accounting policies or financial period adopted between subsidiaries and the Company, the financial statements of subsidiaries are adjusted according to the accounting policies or financial period adopted by the Company.

2	Principal accounting policies (continued)

(b)	Consolidation (continued)

(i)	Business combinations

The acquisition method is used to account for the business combinations of the Company and its subsidiaries (including business combination under common controls).  The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the the Company and its subsidiaries.  The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement.  Acquisition-related costs are expensed as incurred.  Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.  On an acquisition-by-acquisition basis, the Company and its subsidiaries recognise any non-controlling interests in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the recognized amounts of acquiree’s identifiable net assets.  The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill (Note 2(i)).  If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognised in profit or loss.

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

Investments in associates/jointly controlled entities are initially recognized at cost and are subsequently measured using the equity method of accounting. The excess of the initial investment cost over the proportionate share of the fair value of identifiable net assets of investee acquired is included in the initial investment cost (Note 2(i)).  Any shortfall of the initial investment cost to the proportionate share of the fair value of identifiable net assets of investee acquired is recognized in current period profit or loss and long-term investment cost is adjusted accordingly.

2	Principal accounting policies (continued)

(b)	Consolidation (continued)

(iii)	Associates and jointly controlled entities (continued)

When applying equity method, the Company and its subsidiaries adjust net profit or loss of the investees, including the fair value adjustments on the net identifiable assets of the associates/jointly controlled entities and the adjustments to align with the accounting policies of the Company and the Company’s financial reporting periods. Current period investment income is then recognized based on the proportionate share of the Company and its subsidiaries in the investees’ net profit or loss. Net losses of investees are recognized to the extent of book value of long-term equity investments and any other constituting long-term equity investments in investees that in substance form part of the investments in the investees. The Company and its subsidiaries continue to recognize investment losses and provision if they bear additional obligations which meet the recognition criteria.

The Company and its subsidiaries adjust the carrying amount of the investment and directly recognize into related other comprehensive income based on their proportionate share on the movements of the investees’ other comprehensive income except net profit or loss, given there is no change in shareholding ratio.

When the investees appropriate profit or declare dividends, the book value of long-term equity investments are reduced correspondingly by the proportionate share of the distribution.

The Company and its subsidiaries determine at each reporting date whether there is any objective evidence that the investment in the associate/jointly controlled entities is impaired. If this is the case, the Company and its subsidiaries calculate the amount of impairment as the difference between the recoverable amount of the associate/jointly controlled entities and its carrying value and recognise the amount in ‘share of profit of associates/jointly controlled entities’ in the consolidated statement of comprehensive income.

Profits or losses resulting from transactions between the Company and its subsidiaries and the associates/jointly controlled entities are recognised in the Company and its subsidiaries financial statements only to the extent of interest of unrelated investor’s interests in the associates and jointly controlled entities. Loss from transactions between the Company and its subsidiaries and the associates/jointly controlled entities is fully recognized and not eliminated when there is evidence for asset impairment.

Gains and losses arising from dilution of investments in associates/jointly controlled entities are recognized in the consolidated statement of comprehensive income.

2	Principal accounting policies (continued)

(c)	Separate financial statements of the Company

Investments in subsidiaries are accounted for at cost less impairment. Cost also includes direct attributable costs of investment. Investment income is recognized when the subsidiaries declare dividend.

(d)	Segment reporting

The Company and its subsidiaries determine the operating segment based on the internal organization structure, management requirement and internal reporting system and thereafter determine the reportable segment and present the segment information.

An operating segment represents a component of the Company and its subsidiaries that meets all the conditions below: (i) the component earns revenue and incurs expenses in its daily operating activities; (ii) chief operating decision maker of the Company and its subsidiaries regularly reviews the operating results of the component in order to make decisions on allocating resources and assessing performance; (iii) the financial position, operating results, cash flows and other related financial information of the component are available. When the two or more operating segments exhibit similar economic characteristics and meet certain conditions, the Company and its subsidiaries combine them as one reportable segment.

(e)	Foreign currency translation

(i)	Functional and presentation currency

Items included in the financial statements of each of the Company and its subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in Renminbi (“RMB”), which is the Company’s functional and presentation currency.

(ii)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the spot exchange rate on the transaction dates. On balance sheet date, foreign currency monetary items are translated into functional currency at the spot exchange rate on balance sheet date. Exchange differences are directly expensed in current period profit or loss unless they arises from foreign currency loans borrowed for purchasing or construction of qualifying assets which is eligible for capitalization or they arise from monetary items that qualify as hedging instruments in cash flow hedges which are recorded in other comprehensive income to the extent that the hedge is effective.

(iii)	Foreign Subsidiaries

The operating results and financial position of the foreign subsidiaries are translated into presentation currency as follows:

2	Principal accounting policies (continued)

(e)	Foreign currency translation (continued)

(iii)	Foreign Subsidiaries (continued)

Asset and liability items in each balance sheet of foreign operations are translated at the closing rates at the balance sheet date; equity items excluding retained earnings are translated at the spot exchange rates at the date of the transactions. Income and expense items in the statement of comprehensive income of the foreign operations are translated at average exchange rates approximating the rate on transaction dates. All resulting translation differences are recognized in other comprehensive income.

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

In the case of a partial disposal that does not result in the Company and its subsidiaries losing control over a subsidiary that includes a foreign operation, the proportionate share of accumulated exchange differences are re-attributed to non-controlling interests and are not recognised in profit or loss. For all other partial disposals (that is, reductions in the Company and its subsidiaries’ ownership interest in associates or jointly controlled entities that includes a foreign operation that do not result in the Company and its subsidiaries losing significant influence or joint control), the proportionate share of the accumulated exchange difference is reclassified to profit or loss.

(f)	Property, plant and equipment

Property, plant and equipment consists of dam, port facilities, buildings, electric utility plant in service, transportation facilities, others and construction-in-progress (“CIP”). Property, plant and equipment acquired or constructed are initially recognized at cost and carried at the net value of cost less accumulated depreciation and accumulated impairment loss.

Cost of CIP comprises construction expenditures, other expenditures necessary for the purpose of preparing the CIP for its intended use and those borrowing costs incurred before the assets are ready for intended use that are eligible for capitalization. CIP is not depreciated until such time as the relevant asset is completed and ready for its intended use.

2	Principal accounting policies (continued)

(f)	Property, plant and equipment (continued)

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

Depreciation of property, plant and equipment is provided based on book value less estimated residual value over the estimated useful life using straight-line method. For those impaired property, plant and equipment, depreciation is provided based on book value after deducting impairment provision over the estimated useful life. The estimated useful lives are as follows:

Estimated useful lives

Dam	8 – 50 years
Port facilities	20 – 40 years
Buildings	8 – 30 years
Electric utility plant in service	5 – 30 years
Transportation facilities	8 – 27 years
Others	5 – 14 years

At the end of each year, the Company and its subsidiaries review the estimated useful lives, residual values and the depreciation method of the property, plant and equipment and make adjustment when necessary. The useful lives and residual values of property, plant and equipment not fully depreciated in the PRC were revised in 2012 (Note 7).

Property, plant and equipment is derecognized when it is disposed of, or is not expected to bring economic benefit through use or disposal. The amount of disposal income arising from sale, transfer, disposal or write-off of the property, plant and equipment less book value and related tax expenses is recorded in ‘operating expenses – others’ in the statement of comprehensive income.

The carrying amount of property, plant and equipment is written down immediately to its recoverable amount when its carrying amount is greater than its recoverable amount (Note 2(j)).

(g)	Power generation licence

The Company and its subsidiaries acquired the power generation licence as part of the business combination with Tuas Power Ltd. (“Tuas Power”). The power generation licence is initially recognized at fair value at the acquisition date. The license has an indefinite useful life and is not amortized. The assessment that the license has an indefinite useful life is based on the expected renewal of power generation licence without significant restriction and cost, together with the consideration on related future cash flows generated and the expectation of continuous operations. It is tested annually for impairment and carried at cost less accumulated impairment loss. Useful life of the power generation licence is reviewed by the Company and its subsidiaries each financial period to determine whether events and circumstances continue to support the indefinite useful life assessment.

2         Principal accounting policies (continued)

(h)	Mining rights

Mining rights are stated at cost less accumulated amortisation and impairment losses and are amortised based on the units of production method utilising only recoverable coal reserves as the depletion base.

(i)	Goodwill

Goodwill arising from the acquisitions of subsidiaries, associates and joint ventures represents the excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the Company and its subsidiaries’ share of the net fair value of the net identifiable assets, liabilities and contingent liabilities of the acquiree at the date of acquisition.

(j)	Impairment of non-financial assets

The carrying amounts of property, plant and equipment, intangible assets with definite useful lives, land use rights and long-term equity investments not accounted for as financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and indefinite-lived intangible assets are tested for impairment annually regardless of whether there are indications of impairment or more frequently if events or changes in circumstances indicate a potential impairment. An impairment loss is recognized if the carrying amount of an asset or cash-generating unit (“CGU”) exceeds its recoverable amount.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less cost to sell. For impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs.

Subject to an operating segment ceiling test, CGUs to which goodwill has been allocated are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes.

Goodwill acquired in a business combination is allocated to groups of CGUs that are expected to benefit from the synergies of the combination.

Impairment losses are recognized in profit or loss. Impairment losses recognised in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU (group of CGUs), and then to reduce the carrying amounts of the other assets in the CGU (group of CGUs) on a pro rata basis.

An impairment loss in respect of goodwill is not reversed. Except for goodwill, all impaired non-financial assets are subject to review for possible reversal of impairment at each reporting date.

2	Principal accounting policies (continued)

(k)	Financial assets

Financial assets are classified in the following categories at initial recognition: at fair value through profit or loss, loans and receivables and available-for-sale. The classification depends on the intention and ability of the Company and its subsidiaries to hold the financial assets.

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

Loans and receivables refer to the non-derivative financial assets for which there is no quotation in the active market with fixed or determinable amount. They are included in current assets, except for maturities greater than 12 months after the balance sheet date which are classified as non-current assets. Loans and receivables are primarily included in as ‘accounts receivable’, ‘other receivables and assets’, ‘loans to subsidiaries’ and ‘other non-current assets’ in the balance sheets.

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

2	Principal accounting policies (continued)

(k)	Financial assets (continued)

(iv)	Recognition and measurement (continued)

Financial assets at fair value through profit or loss and available-for-sale are subsequently measured at fair value. When an active market exists for a financial instrument, fair value is determined based on quoted prices in the active market. When no active market exists, fair value is determined by using valuation techniques. Valuation techniques includes making reference to the prices used by knowledgeable and willing parties in a recent transaction, the current fair value of other financial assets that are same in substance, discounted cash flow method and option pricing model. When applying valuation techniques, the Company and its subsidiaries use market parameters to the fullest extent possible and use specific parameters of the Company and its subsidiaries as little as possible. Loans and receivables are carried at amortized cost using the effective interest method.

Changes in the fair value of financial assets at fair value through profit or loss are recorded in ‘gain/(loss) on fair value changes of financial assets/liabilities’.

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

Except for financial assets at fair value through profit or loss, the Company and its subsidiaries perform assessment on the book value of financial assets at the balance sheet date.  Provision for impairment is made when there is objective evidence showing that a financial asset is impaired.

For investments in associates and jointly controlled entities, the impairment loss is measured by comparing the recoverable amount of the investment with its carrying amount.  The impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount.

In the case of equity investments classified as available for sale, a significant or prolonged decline in the fair value of the investment below its cost is evidence that the assets are impaired.  If any such evidence exists for available-for-sale financial assets, the cumulative loss, measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss, is removed from equity and recognized in profit or loss.  Impairment losses recognized in the profit or loss on equity instruments are not reversed through the profit or loss.

2	Principal accounting policies (continued)

(k)	Financial assets (continued)

(v)	Impairment of financial assets (continued)

When financial assets carried at amortized cost are impaired, the carrying amount of the financial assets is reduced to the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate.  The impaired amount is recognized as assets impairment loss in the current period.  If there is objective evidence that the value of the financial assets has recovered as a result of objective changes in circumstances occurring after the impairment loss was originally recognized, the originally recognized impairment loss is reversed through profit or loss.  For the impairment test of receivables, please refer to Note 2(l).

(vi)	Derivative financial instruments and hedging activities

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value.  Gain or loss arising from subsequent change in the fair value of derivative financial instruments is recognized in profit or loss except for the effective portions of gain or loss on the derivative financial instruments designated as cash flow hedges which are recognized directly in other comprehensive income.  Cash flow hedge represents a hedge against the exposure to variability in cash flows, which such cash flow is originated from a particular risk associated with highly probable forecast transactions and variable rate borrowings and which could affect the statement of comprehensive income.

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

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognized in other comprehensive income.  The gain or loss relating to the ineffective portion is recognized immediately in the statement of comprehensive income within ‘gain/(loss) on fair value changes of financial assets/liabilities’.

2	Principal accounting policies (continued)

(k)	Financial assets (continued)

(vi)	Derivative financial instruments and hedging activities (continued)

Amounts accumulated in equity are reclassified to the profit or loss in the periods when the hedged item affects profit or loss.  The gain or loss relating to the effective portion of interest rate swaps hedging variable rate borrowings is recognized in the statement of comprehensive income within ‘interest expense’.  The gain or loss relating to the effective portion of exchange forward hedging foreign currency denominated payables is recognized in the statement of comprehensive income within ‘exchange gain and bank charges, net’.  However, when the forecast transaction that is hedged results in the recognition of a non-financial asset, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset.  In case the Company and its subsidiaries expect all or a portion of net loss previously recognized directly in other comprehensive income will not be recovered in future financial periods, the irrecoverable portion will be reclassified into profit or loss.  When a hedging instrument expires or is sold, terminated or exercised or when a hedge no longer meets the criteria for hedge accounting, the Company and its subsidiaries will discontinue hedge accounting.  Any cumulative gain or loss existing in equity at that time remains in equity and is subsequently recognized when the forecast transaction is ultimately recognized in the profit or loss.  When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the statement of comprehensive income within ‘gain/(loss) on fair value changes of financial assets/liabilities’.

(l)	Loans and receivables

Loans and receivables, which primarily include accounts receivable, notes receivable, other receivables, loan to subsidiaries and other non-current assets, are recognized initially at fair value.  Loans and receivables are subsequently measured at amortized cost less provision for doubtful debts using the effective interest method.

The Company and its subsidiaries establish an allowance for impairment that represents its estimate of incurred losses in respect of receivables.  The main components of this allowance are a specific loss component that relates to individually significant exposures, and a collective loss component established for groups of similar assets in respect of losses that have been incurred but not yet identified.  The collective loss allowance is determined based on historical data of payment statistics for similar financial assets.

When there is objective evidence that the Company and its subsidiaries will not be able to collect all amounts due according to the original terms of the receivables, impairment test is performed and related provision for doubtful accounts is made based on the shortfall between carrying amounts and respective present value of estimated future cash flows.  The carrying amounts of the receivables are reduced through the use of allowance accounts, and the amount of the provision is recognized in the statement of comprehensive income within ‘operating expenses – others’.  When a receivable is uncollectible, it is written off against the allowance account for the receivable.  Subsequent recoveries of amounts previously written off are credited against ‘operating expenses – others’ in the statement of comprehensive income.

2	Principal accounting policies (continued)

(m)	Inventories

Inventories include fuel for power generation, materials for repairs and maintenance and spare parts, and are stated at lower of cost and net realizable values.

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

(n)	Related parties

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

(o)	Cash and cash equivalents

Cash and cash equivalents listed in the statement of cash flows represents cash in hand, deposits held at call with banks, and other short-term (3 months or less), highly-liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value.

(p)	Borrowings

Borrowings are recognized initially at fair value less transaction costs and subsequently measured at amortized cost using the effective interest method.  Borrowings are classified as current liabilities unless the Company and its subsidiaries have an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(q)	Borrowing costs

General and specific borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time the assets are substantially ready for their intended use or sale.

The amount of specific borrowing costs capitalised is net of the investment income on any temporary investment of the funds pending expenditure on the asset.

All other borrowing costs are recognised in profit or loss in the period in which they are incurred.

2	Principal accounting policies (continued)

(r)	Payables

Payables primarily include accounts payable and other liabilities, and are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

(s)	Taxation

(i)	Value-added tax (“VAT”)

The domestic power, heat and coal sales of the Company and its subsidiaries are subjected to VAT.  VAT payable is determined by applying 17% (or 13% on heat) on the taxable revenue after offsetting deductible input VAT of the period.

According to the relevant regulations of Ministry of Finance of PRC and State Administration of Taxation, pilot regions including Shanghai, Beijing, and Tianjin are now under the Pilot Program for the transformation from Business Tax to VAT.  The tax rate of VAT applied in the lease of tangible movable properties, transportation industry and other modern services industry for the Company and its subsidiaries in the pilot regions are 17%, 11% and 6% respectively.

(ii)	Business Tax (“BT”)

Port and transportation service of the Company and its subsidiaries, except the industries under the Pilot Program as stated in 2(s)(i) are subjected to BT at the applicable tax rate of 3%.

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

2	Principal accounting policies (continued)

(s)	Taxation (continued)

(iv)	Current and deferred income tax (continued)

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

Deferred income tax assets and deferred income tax liabilities are offset when meeting all the conditions below:

(1)	The Company and its subsidiaries have the legal enforceable right to offset current income tax assets and current income tax liabilities;

(2)	Deferred income tax assets and deferred income tax liabilities are related to the income tax levied by the same tax authority of the Company and its subsidiaries.

(t)	Employee benefits

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

(u)	Government grants

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

Asset-related government grant is recognized as deferred income and is amortized evenly in profit or loss over the useful lives of related assets.

2	Principal accounting policies (continued)

(u)	Government grants (continued)

Income-related government grant that is used to compensate subsequent related expenses or losses of the Company and its subsidiaries are recognized as deferred income and recorded in the profit or loss when related expenses or losses incurred.  When the grant is used to compensate expenses or losses that were already incurred, they are directly recognized in current period profit or loss.

(v)	Revenue and income recognition

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

Coal sales revenue represents the fair value of the consideration received or receivable for the sale of the coal in the ordinary course of the activities of the Company and its subsidiaries.  Coal sales revenue is recognized when the coal is delivered to the customers and there is no unfulfilled obligation that could affect the customer’s acceptance of the coal.

(iii)	Service revenue

Service revenue refers to amounts received from service of port loading and conveying.  The Company and its subsidiaries recognize revenue when the relevant service is provided.

(iv)	Interest income

Interest income from deposits is recognized on a time proportion basis using effective interest method.  Interest income from the finance lease is recognized on a basis that reflects a constant periodic rate of return on the net investment in the finance lease.

2	Principal accounting policies (continued)

(w)	Leases

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

Please refer to Note 2(k)(v) for impairment test on finance lease receivables.

(x)	Purchase of electricity

The overseas subsidiary of the Company recognized electricity purchase cost when it purchases the electricity and transmits to its customers.

(y)	Financial guarantee contracts

The Company issues financial guarantee contracts that transfer significant insurance risk.

Financial guarantee contracts are those contracts that require the issuer to make specified payments to reimburse the holders for losses they incur because specified debtors fail to make payments when due in accordance with the original or modified terms of debt instruments.

(z)	Dividend distribution

Dividend distribution to the shareholders of the Company and its subsidiaries is recognized as a liability in the period when the dividend is approved in the shareholders’ meeting.

(aa)	Contingencies

Contingent liabilities are not recognized in the financial statements.  They are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote.  Contingent assets are not recognized in the financial statements but disclosed when an inflow of economic benefit is probable.

2	Principal accounting policies (continued)

(ab)	Standards and amendments to published standards that are not yet effective but relevant to the Company and its subsidiaries

The following standards and amendments to existing standards have been published that are mandatory for the accounting periods of the Company and its subsidiaries beginning on or after 1 July 2012 or later, but the Company and its subsidiaries have not early adopted:

•
Amendments to IAS 1, ‘Presentation of Financial Statements’ require entities to present separately the items of other comprehensive income that would be reclassified to profit or loss in the future if certain conditions are met from those that would never be reclassified to profit or loss.  The Company and its subsidiaries’ presentation of other comprehensive income will be modified accordingly when the amendments are adopted for the first time.  The Company and its subsidiaries intend to adopt IAS 1 no later than the accounting period beginning on or after 1 July 2012.

•
IFRS 9, ‘Financial instruments’ addresses the classification, measurement and recognition of financial assets and financial liabilities.  IFRS 9 was issued in November 2009.  It replaces the parts of IAS 39 that relate to the classification and measurement of financial instruments.  IFRS 9 requires financial assets to be classified into two measurement categories: those measured as at fair value and those measured at amortised cost.  The determination is made at initial recognition.  The classification depends on the entity's business model for managing its financial instruments and the contractual cash flow characteristics of the instrument.  For financial liabilities, the standard retains most of the IAS 39 requirements.  The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than current period profit or loss, unless this creates an accounting mismatch.  The Company and its subsidiaries have not assessed full impact of IFRS 9 and intend to adopt IFRS 9 upon its effective date, which is for the accounting period beginning on or after 1 January 2015.

•
IFRS 10, ‘Consolidated financial statements’ builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company.  The standard provides additional guidance to assist in the determination of control where this is difficult to assess.  The Company and its subsidiaries have not assessed full impact of IFRS 10 and intend to adopt IFRS 10 no later than the accounting period beginning on or after 1 January 2013.

•
IFRS 11, “Joint arrangements” is a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement rather than its legal form.  There are two types of joint arrangement: joint operations and joint ventures.  Joint operations arise where a joint operator has rights to the assets and obligations relating to the arrangement and hence accounts for its interest in assets, liabilities, revenue and expenses.  Joint ventures arise where the joint operator has rights to the net assets of the arrangement and hence equity accounts for its interest.  Proportionate consolidation of the joint ventures is no longer allowed.  The Company and its subsidiaries have not assessed the full impact of IFRS 11 and intend to adopt IFRS 11 no later than the accounting period beginning on or after 1 January 2013.

2	Principal accounting policies (continued)

(ab)	Standards and amendments to published standards that are not yet effective but relevant to the Company and its subsidiaries (continued)

•
IFRS 12 ‘Disclosures of interests in other entities’ includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off-balance sheet vehicles.  The Company and its subsidiaries have not assessed full impact of IFRS 12 and intend to adopt IFRS 12 no later than the accounting period beginning on or after 1 January 2013.

•
IFRS 13 ‘Fair value measurement’ aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs.  The requirements do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRSs.  The Company and its subsidiaries have not assessed full impact of IFRS 13 and intend to adopt IFRS 13 no later than the accounting period beginning on or after 1 January 2013.

•
Revised IAS 19 ‘Employee benefits’ changes the definition of short-term and long-term employee benefits to clarify the distinction between the two.  For defined benefit plans, removal of the accounting policy choice for recognition of actuarial gains and losses is not expected to have material impact on the Company and its subsidiaries.  The Company and its subsidiaries intend to adopt IAS 19 no later than the accounting period beginning on or after 1 January 2013.

•
Amendments to IAS 28, “Investments in associates and joint ventures” expanded guidance on the application of IFRS 5 “Non-current assets held for sale and discontinued operations”, to an investment in an associate or joint venture and the treatment for the change in status of an associate to/from a joint venture.  The Company and its subsidiaries have not assessed full impact of the amendments to IAS 28 and intend to adopt IAS 28 no later than the accounting period beginning on or after 1 January 2013.

•
Amendments to IFRS 7 “Financial Instruments: Disclosures” and IAS 32 “Financial Instruments: Disclosure and Presentation” concerning offsetting financial assets and financial liabilities.  The amendments to IFRS 7 introduce new disclosure requirements for recognised financial instruments that are set off under IAS 32 and for those subject to a master netting or similar agreement, irrespective of whether set off.  The amendments to IAS 32 clarify the off-setting requirements and provide extra guidance to help interpret the requirements.  The Company and its subsidiaries have not assessed full impact of the amendments to IFRS 7 and IAS 32 and intend to adopt IFRS 7 and IAS 32 no later than the accounting period beginning on or after 1 January 2013 and 1 January 2014 respectively.

3	Financial, capital and insurance risks management

(a)	Financial risk management

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

SinoSing Power and its subsidiaries are subject to financial risks that are different from the entities operating within the PRC.  They have a series of controls in place to maintain the cost of risks occurring and the cost of managing the risks at an acceptable level.  Management continually monitors the risk management process to ensure that an appropriate balance between risk and control is achieved.  SinoSing Power and its subsidiaries have their written policies and financial authorization limits in place which are reviewed periodically.  These financial authorization limits seek to mitigate and eliminate operational risks by setting approval thresholds required for entering into contractual obligations and investments.

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

As at 31 December 2012, if RMB had weakened/strengthened by 5% (2011 and 2010: 5%) against US$ and 3% (2011 and 2010: 3%) against EUR (“€”) with all other variables constant, exchange gain of the Company and its subsidiaries would have been RMB217 million (2011 and 2010: RMB243 million and RMB312 million) and RMB19 million (2011 and 2010: RMB21 million and RMB25 million) lower/higher, respectively.  The ranges of such sensitivity disclosed above were based on the observation on the historical trend of related exchange rates during the previous year under analysis.

As at 31 December 2012, if S$ had weakened/strengthened by 10% (2011 and 2010: 10%) against US$ with all other variables constant, exchange gain of the Company and its subsidiaries would have been RMB25 million (2011 and 2010: RMB44 million and RMB121 million) lower/higher, respectively.  The ranges of such sensitivity disclosed above were based on the management’s experience and forecast.

SinoSing Power and its subsidiaries also are exposed to foreign exchange risk on fuel purchases that are denominated primarily in US$.  They substantially hedge their estimated foreign currency exposure in respect of forecast fuel purchases over the following three months.  They primarily use foreign currency contracts to hedge its foreign currency risk.  As at the balance sheet date, they entered into foreign currency contracts with notional amounts of RMB nil (2011: RMB191.04 million) to hedge its financial liabilities exposure in US Dollar.

3	Financial, capital and insurance risks management (continued)

(a)	Financial risk management (continued)

(i)	Market risk (continued)

(2)	Price risk

The available-for-sale financial assets and trading securities of the Company and its subsidiaries are exposed to equity security price risk.

Detailed information relating to the available-for-sale financial assets is disclosed in Note 10.  Being a strategic investment in nature, the Company has a supervisor in the supervisory committee of the investee and exercises influence in safeguarding the interest.  The Company also closely monitors the pricing trends in the open market in determining its long-term strategic stakeholding decisions.

As at 31 December 2012, the Company and its subsidiaries are exposed to equity security price risk arising from the investments classified as financial assets at fair value through profit or loss.  These securities are listed in Hong Kong.  To manage the risk, the Company and its subsidiaries closely monitor the market prices of these securities.  If prices of the trading securities had increased/decreased by 10% (2011 and 2010: 10%) with all other variables constant, the gain on fair value changes of financial assets/liabilities would have been higher/lower by RMB9.38 million (2011 and 2010: RMB9.62 million and RMB nil) respectively.

The Company and its subsidiaries are exposed to fuel price risk on fuel purchases.  In particular, SinoSing Power and its subsidiaries use fuel oil swap to hedge against such a risk and designate them as cash flow hedges.  Please refer to Note 13 for details.

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

As at 31 December 2012, if interest rates on RMB-denominated borrowings had been 50 basis points (2011 and 2010: 50 basis points) higher/lower with all other variables held constant, interest expense for the year would have been RMB432 million (2011 and 2010: RMB500 million and RMB334 million) higher/lower.  If interest rates on US$-denominated borrowings had been 50 basis points (2011 and 2010: 50 basis points) higher/lower with all other variables held constant, interest expense for the year would have been RMB11 million (2011: RMB11 million and 2010: RMB14 million) higher/lower.  If interest rates on S$-denominated borrowings had been 100 basis points (2011 and 2010: 100 basis points) higher/lower with all other variables held constant, interest expense for the year would have been RMB72 million (2011: RMB73 million and 2010: RMB89 million) higher/lower.  The ranges of such sensitivity disclosed above were based on the observation on the historical trend of related interest rates during the previous year under analysis.

3	Financial, capital and insurance risks management (continued)

(a)	Financial risk management (continued)

(i)	Market risk (continued)

(3)	Cash flow interest rate risk (continued)

The Company has entered into a floating-to-fixed interest rate swap agreement to hedge against cash flow interest rate risk of a loan. According to the interest rate swap agreement, the Company agrees with the counterparty to settle the difference between fixed contract rates and floating-rate interest amounts calculated by reference to the agreed notional amounts quarterly until 2019.  Tuas Power Generation Pte Ltd. (“TPG”) also entered into a number of floating-to-fixed interest rate swap agreements to hedge against cash flow interest rate risk of a loan.  According to the interest rate swap agreements, TPG agrees with the counterparty to settle the difference between fixed contract rates and floating-rate interest amounts calculated by reference to the agreed notional amount semi-annually until 2020.  Please refer to Note 13 for details.

(ii)	Credit risk

Credit risk arises from bank deposits, accounts receivable, other receivables, other non-current assets and loans to subsidiaries.  The maximum exposures of bank deposits, accounts and other receivables are disclosed in Notes 33, 18, 17 and 15 to the financial statements, respectively, while maximum exposures of loans to subsidiaries are presented on the balance sheets.

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

Singapore subsidiaries derive revenue mainly from sale of electricity to the National Electricity Market of Singapore operated by Energy Market Company Pte Ltd., which is not expected to have high credit risk.  They also derive revenue mainly from retailing electricity to consumers with monthly consumption of more than 10,000kWh.  These customers engage in a wide spectrum of manufacturing and commercial activities in a variety of industries.  They hold cash deposits RMB200.31 million (2011: RMB164.56 million) and guarantees from creditworthy financial institutions to secure substantial obligations of the customers.

Regarding balances with subsidiaries, the Company and its subsidiaries obtain the financial statements of all subsidiaries and assess the financial performance and cash flows of those subsidiaries periodically to manage the credit risk of loans.

3	Financial, capital and insurance risks management (continued)

(a)	Financial risk management (continued)

(iii)	Liquidity risk

Liquidity risk management is to primarily ensure the ability of the Company and its subsidiaries to meet its liabilities as and when they are fall due.  The liquidity reserve comprises the undrawn borrowing facility and cash and cash equivalents available as at each month end in meeting its liabilities.

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

(b)	Fair value estimation

(i)	Fair value measurements

The table below analyses financial instruments carried at fair value, by valuation method.  The different levels have been defined as follows:

•	Level 1- Quoted prices (unadjusted) in active markets for identical assets or liabilities.
•	Level 2- Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).
•	Level 3- Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The following table presents the assets and liabilities of the Company and its subsidiaries that are measured at fair value at 31 December 2012.

	The Company and its subsidiaries
	Level 1	Level 2	Level 3	Total

Assets
Financial assets at fair value through profit or loss
– Trading derivatives (Note 13)	-	1,286	-	1,286
– Trading securities*	93,753	-	-	93,753

Derivatives used for hedging (Note 13)	-	67,705	-	67,705
Available-for-sale financial assets
– Equity securities (Note 10)	1,769,435	-	-	1,769,435

Total assets	1,863,188	68,991	-	1,932,179

Liabilities
Financial liabilities at fair value through profit or loss
– Trading derivatives (Note 13)	-	1,214	-	1,214

Derivatives used for hedging (Note 13)	-	924,432	-	924,432

Total liabilities	-	925,646	-	925,646

3	Financial, capital and insurance risks management (continued)

(b)	Fair value estimation (continued)

(i)	Fair value measurements (continued)

The following table presents the assets and liabilities of the Company and its subsidiaries that are measured at fair value at 31 December 2011.

	The Company and its subsidiaries
	Level 1	Level 2	Level 3	Total

Assets
Financial assets at fair value through profit or loss
– Trading derivatives (Note 13)	-	226	-	226
– Trading securities*	96,154	-	-	96,154

Derivatives used for hedging (Note 13)	-	163,618	-	163,618
Available-for-sale financial assets
– Equity securities (Note 10)	1,638,080	-	-	1,638,080

Total assets	1,734,234	163,844	-	1,898,078

Liabilities
Financial liabilities at fair value through profit or loss
– Trading derivatives (Note 13)	-	142	-	142

Derivatives used for hedging (Note 13)	-	613,605	-	613,605

Total liabilities	-	613,747	-	613,747

*
In December 2011, SinoSing Power acquired 70,320,000 shares of Beijing Jingneng Clean Energy Co., Ltd. (“Beijing Jingneng”), a listed entity in Hong Kong.  The fair value of such trading securities was determined based on quoted market price of HKD 1.66 per share as at 31 December 2012 (HKD 1.68 per share as at 31 December 2011).

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

If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

3	Financial, capital and insurance risks management (continued)

(b)	Fair value estimation (continued)

(i)	Fair value measurements (continued)

Specific valuation techniques used to value financial instruments include:

•	The forward exchange contracts and fuel oil swaps are both valued using quoted market prices or dealer quotes for similar instruments.

•	The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves.

Instruments included in level 2 comprise forward exchange contracts, fuel oil swaps and interest rate swaps.

There were no significant transfers of financial assets between level 1 and level 2 fair value hierarchy classifications in 2012.

(ii)	Fair value disclosures

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

The estimated fair value of long-term loans and long-term bonds (both including current maturities) was approximately RMB81.32 billion and RMB23.11 billion as at 31 December 2012 (2011: RMB93.67 billion and RMB18.95 billion), respectively.  The aggregate book value of these liabilities was approximately RMB81.62 billion and RMB22.88 billion as at 31 December 2012 (2011: RMB93.99 billion and RMB18.85 billion), respectively.

(c)	Capital risk management

The objectives of the Company and its subsidiaries when managing capital are to safeguard the ability of the Company and its subsidiaries in continuing as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

The Company and its subsidiaries monitor capital by using debt ratio analysis.  This ratio is calculated as total liabilities (sum of current liabilities and non-current liabilities) divided by total assets as shown in the consolidated balance sheet.  During 2012, the strategy of the Company and its subsidiaries remained unchanged from 2011.  The debt ratio of the Company and its subsidiaries as at 31 December 2012 was 74.54% (2011: 76.86%).

3	Financial, capital and insurance risks management (continued)

(d)	Insurance risk management

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

Experience shows credit risks from the specified debtors are relatively remote.  The Company maintains a close watch on the financial position and liquidity of the subsidiary for which financial guarantee has been granted in order to mitigate such risks.  The Company takes all reasonable steps to ensure that they have appropriate information regarding any claim exposures.

4	Critical accounting estimates and judgements

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

(a)	Accounting estimates on impairment of goodwill and power generation licence

The Company and its subsidiaries perform test annually whether goodwill and power generation licence have suffered any impairment in accordance with the accounting policies stated in Notes 2(j) and 2(g), respectively.  The recoverable amounts of CGU or CGUs to which goodwill and the power generation licence have been allocated are determined based on value-in-use calculations.  These calculations require the use of estimates (Notes 14 and 12).  It is reasonably possible, based on existing knowledge, that outcomes within the next financial period that are different from assumptions could require a material adjustment to the carrying amounts of goodwill and power generation licence.

For goodwill allocated to CGUs in the PRC, changes of assumptions in tariff and fuel price could have affected the results of goodwill impairment assessment.  As at 31 December 2012, if tariff had decreased by 1% or 5% from management’s estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognize impairment against goodwill by approximately RMB595 million and RMB1,757 million, respectively.  If fuel price had increased by 1% or 5% from the management’s estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognize impairment against goodwill by approximately RMB374 million and RMB1,734 million, respectively.

For sensitivity analysis of goodwill and power generation licence of Tuas Power, please refer to Note 14 and 12.

4	Critical accounting estimates and judgements (continued)

(b)	Useful life of power generation licence

As at year end, management of the Company and its subsidiaries assessed that the estimated useful life for its power generation licence is indefinite.  This assessment is based on the expected renewal of power generation licence without significant restriction and cost, together with the consideration on related future cash flows generated and the expectation of continuous operations.  Based on existing knowledge, outcomes within the next financial period that are different from assumptions could require a change to the carrying amount of power generation licence.

(c)	Useful lives of property, plant and equipment

Management of the Company determined the estimated useful lives of property, plant and equipment and respective depreciation.  The accounting estimate is based on the expected wears and tears incurred during power generation.  Wears and tears can be significantly different following renovation each time.  When the useful lives differ from the original estimated useful lives, management will adjust the estimated useful lives accordingly.  It is possible that the estimates made based on existing experience are different to the actual outcomes within the next financial period and could cause a material adjustment to the depreciation and carrying amount of property, plant and equipment.

(d)	Estimated impairment of property, plant and equipment

The Company and its subsidiaries test whether property, plant and equipment suffered any impairment whenever any impairment indication exists.  In accordance with Note 2(j), an impairment loss is recognized for the amount by which the carrying amount of the asset exceeds its recoverable amount.  It is reasonably possible, based on existing knowledge, that outcomes within the next financial period that are different from assumptions could require a material adjustment to the carrying amount of property, plant and equipment.

Changes of assumptions in tariff and fuel price will affect the result of property, plant and equipment impairment assessment.  As at 31 December 2012, if tariff had decreased by 1% or 5% from management’s estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognize impairment against property, plant and equipment by approximately RMB277 million and RMB2,885 million, respectively.  If fuel price had increased by 1% or 5% from the management’s estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognize impairment against property, plant and equipment by approximately RMB205 million and RMB1,710 million, respectively.

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

5	Revenue and segment information

Revenues recognized during the year are as follows:

	For the year ended 31 December
	2012	2011	2010

Sales of power and heat	131,936,955	131,225,050	102,519,813
Sales of coal	651,551	972,317	861,875
Port service	330,518	319,388	229,700
Transportation service	101,205	104,253	10,914
Others	946,430	799,761	695,818

Total	133,966,659	133,420,769	104,318,120

Directors and certain senior management of the Company perform the function as chief operating decision maker (collectively referred to as the “senior management”).  The senior management reviews the internal reporting of the Company and its subsidiaries in order to assess performance and allocate resources.  The Company has determined the operating segments based on these reports.  The reportable segments of the Company are the PRC power segment, Singapore segment and all other segments (mainly including port and transportation operations).  No operating segments have been aggregated to form a reportable segment.

Senior management assesses the performance of the operating segments based on a measure of profit before income tax expense under China Accounting Standard for Business Enterprises (“PRC GAAP”) in related periods excluding dividend income received from available-for-sale financial assets and operating results of the centrally managed and resource allocation functions of headquarters.  Other information provided, except as noted below, to the senior management of the Company is measured under PRC GAAP.

Segment assets exclude prepaid income tax, deferred income tax assets, available-for-sale financial assets and assets related to the centrally managed and resource allocation functions of headquarters that are not attributable to any operating segment (“corporate assets”).  Segment liabilities exclude current income tax liabilities, deferred income tax liabilities and liabilities related to the centrally managed and resource allocation functions of headquarters that are not attributable to any operating segment (“corporate liabilities”).  These are part of the reconciliation to total balance sheet assets and liabilities.

5	Revenue and segment information (continued)

All sales among the operating segments were performed at market price or close to market price, and have been eliminated as internal transactions when preparing consolidated financial statements.

	PRC power segment	Singapore segment	All other segments	Total

For the year ended 31 December 2012
Total revenue	113,685,824	19,841,166	614,688	134,141,678
Inter-segment revenue	-	-	(175,019)	(175,019)

Revenue from external customers	113,685,824	19,841,166	439,669	133,966,659

Segment results	8,391,022	1,242,808	(51,308)	9,582,522

Interest income	104,777	70,047	578	175,402
Interest expense	(8,006,824)	(481,124)	(126,882)	(8,614,830)
Depreciation and amortization	(10,280,131)	(619,823)	(147,239)	(11,047,193)
Net (loss)/gain on disposal of property, plant and equipment	(261,564)	46	8,777	(252,741)
Share of profits of associates/jointly controlled entities	608,958	-	(102,887)	506,071
Income tax expense	(2,350,097)	(212,188)	(12,525)	(2,574,810)

For the year ended 31 December 2011
Total revenue	111,618,962	21,366,067	691,110	133,676,139
Inter-segment revenue	-	-	(255,370)	(255,370)

Revenue from external customers	111,618,962	21,366,067	435,740	133,420,769

Segment results	622,256	1,579,205	29,544	2,231,005

Interest income	88,498	77,043	642	166,183
Interest expense	(6,852,893)	(475,848)	(100,489)	(7,429,230)
Depreciation and amortization	(11,114,793)	(611,041)	(141,242)	(11,867,076)
Net (loss)/gain on disposal of property, plant and equipment	(3,380)	8,531	937	6,088
Share of profits of associates/jointly controlled entities	552,225	-	26,298	578,523
Income tax expense	(666,424)	(308,254)	(9,206)	(983,884)

For the year ended December 31, 2010
Total revenue	88,895,807	15,171,281	426,072	104,493,160
Inter-segment revenue	-	-	(185,458)	(185,458)

Revenue from external customers	88,895,807	15,171,281	240,614	104,307,702

Segment results	3,809,097	853,370	3,845	4,666,312
Interest income	50,012	38,787	227	89,026
Interest expense	(4,590,503)	(421,399)	(39,672)	(5,051,574)
Depreciation and amortization	(9,690,057)	(561,847)	(52,726)	(10,304,630)
Net gain on disposal of property, plant and equipment	10,613	12,827	-	23,440
Share of profits of associates	493,046	-	12,763	505,809
Income tax expense	(739,005)	(172,659)	(1,432)	(913,096)

5	Revenue and segment information (continued)

	PRC power segment	Singapore segment	All other segments	Total

31 December 2012
Segment assets	210,014,318	32,283,757	9,225,290	251,523,365

Including:
Additions to non-current assets (excluding financial assets and deferred income tax assets)	30,557,482	2,396,858	1,261,944	34,216,284
Investments in associates	10,449,684	-	914,600	11,364,284
Investments in jointly controlled entities	640,000	-	1,056,637	1,696,637
Segment liabilities	(160,960,185)	(17,872,738)	(4,060,893)	(182,893,816)

31 December 2011
Segment assets	210,274,298	30,791,094	8,707,163	249,772,555

Including:
Additions to non-current assets (excluding financial assets and deferred income tax assets)	33,535,107	3,449,725	3,865,074	40,849,906
Investments in associates	9,851,537	-	1,018,397	10,869,934
Investments in jointly controlled entities	160,000	-	1,084,073	1,244,073
Segment liabilities	(166,068,006)	(17,526,440)	(3,332,315)	(186,926,761)

A reconciliation of revenue from external customers to operating revenue is provided as follows:

	For the year ended 31 December
	2012	2011	2010

Revenue from external customers (PRC GAAP)	133,966,659	133,420,769	104,307,702
Reconciling item:
Impact of IFRS adjustment*	-	-	10,418
Operating revenue per consolidated statement of comprehensive income	133,966,659	133,420,769	104,318,120

A reconciliation of segment result to profit before income tax expense is provided as follows:

	For the year ended 31 December
	2012	2011	2010

Segment results (PRC GAAP)	9,582,522	2,231,005	4,666,312
Reconciling items:
Loss related to the headquarters	(466,430)	(129,683)	(202,706)
Investment income from China Huaneng Finance Co., Ltd. (“Huaneng Finance”)	124,092	81,939	66,241
Dividend income of available-for-sale financial assets	187,080	164,881	63,578
Impact of IFRS adjustments*	(550,479)	(297,775)	(429,335)

Profit before income tax expense per consolidated statement of comprehensive income	8,876,785	2,050,367	4,164,090

5	Revenue and segment information (continued)

Reportable segments’ assets are reconciled to total assets as follows:

	As at December 31, 2012	As at December 31, 2011

Total segment assets (PRC GAAP)	251,523,365	249,772,555
Reconciling items:
Investment in Huaneng Finance	1,257,181	1,178,633
Deferred income tax assets	672,840	710,571
Prepaid income tax	14,850	101,959
Available-for-sale financial assets	3,102,822	2,351,167
Corporate assets	290,811	250,509
Impact of IFRS adjustments*	2,238,503	3,050,480

Total assets per consolidated balance sheet	259,100,372	257,415,874

Reportable segments’ liabilities are reconciled to total liabilities as follows:

	As at December 31, 2012	As at December 31, 2011

Total segment liabilities (PRC GAAP)	(182,893,816)	(186,926,761)
Reconciling items:
Current income tax liabilities	(788,624)	(503,252)
Deferred income tax liabilities	(1,776,203)	(1,736,907)
Corporate liabilities	(6,484,987)	(7,038,611)
Impact of IFRS adjustments*	(1,196,400)	(1,652,590)

Total liabilities per consolidated balance sheet	(193,140,030)	(197,858,121)

Other material items:

	Reportable segment total	Headquarters	Investment income from Huaneng Finance	Impact of IFRS adjustments*	Total

For the year ended 31 December 2012
Interest expense	(8,614,830)	(282,267)	-	-	(8,897,097)
Depreciation and amortization	(11,047,193)	(42,749)	-	(166,468)	(11,256,410)
Share of profits of associates/jointly controlled entities	506,071	-	124,092	(7,805)	622,358
Income tax expense	(2,574,810)	-	-	64,440	(2,510,370)

For the year ended 31 December 2011
Interest expense	(7,429,230)	(306,956)	-	-	(7,736,186)
Depreciation and amortization	(11,867,076)	(33,017)	-	(179,457)	(12,079,550)
Share of profits of associates/jointly controlled entities	578,523	-	81,939	43,099	703,561
Income tax expense	(983,884)	-	-	114,957	(868,927)

For the year ended 31 December 2010
Interest expense	(5,051,574)	(230,975)	-	-	(5,282,549)
Depreciation and amortization	(10,304,630)	(25,582)	-	(311,713)	(10,641,925)
Share of profits of associates/jointly controlled entities	505,809	-	66,241	(3,256)	568,794
Income tax expense	(913,096)	-	-	70,421	(842,675)

5	Revenue and segment information (continued)

*
The GAAP adjustments above primarily represented the classification adjustments and other adjustments.  The GAAP adjustments other than classification adjustments were primarily brought forward from prior years.  Such differences will be gradually eliminated following subsequent depreciation and amortization of related assets or the extinguishment of liabilities.

Geographical information (Under IFRS):

(i)	External revenue generated from the following countries:

	For the year ended 31 December
	2012	2011	2010

PRC	114,125,493	112,054,702	89,146,839
Singapore	19,841,166	21,366,067	15,171,281

Total	133,966,659	133,420,769	104,318,120

(ii)	Non-current assets (excluding financial assets and deferred income tax assets) are located in the following countries:

	As of December 31, 2012	As of December 31, 2011

PRC	192,281,707	193,794,549
Singapore	26,459,701	23,618,372

Total	218,741,408	217,412,921

The information on the portion of external revenue of the Company and its subsidiaries which is generated from sales to major customers of the Company and its subsidiaries at amount equal to or more than 10% of external revenue is as follows:

	For the year ended 31 December
	2012		2011		2010
	Amount	Proportion	Amount	Proportion	Amount	Proportion

Shandong Electric Power Corporation	16,492,367	12%	15,151,313	11%	12,486,065	12%
Jiangsu Electric Power Company	16,289,628	12%	16,121,843	12%	13,445,612	13%

6	Profit before income tax expense

Profit before income tax expense was determined after charging/(crediting) the following:

	For the year ended 31 December
	2012	2011	2010

Interest expense on bank loans	7,213,544	7,049,379	4,739,126
Interest expense on long-term loans from Huaneng Group	39,301	36,220	34,674
Interest expense on other long-term loans	169,892	355,347	309,159
Interest expense on long-term bonds	1,316,637	783,156	736,986
Interest expense on short-term bonds	806,990	386,408	277,121

Total interest expense	9,546,364	8,610,510	6,097,066
Less: amounts capitalized in property, plant and equipment	(649,267)	(874,324)	(814,517)

	8,897,097	7,736,186	5,282,549

Auditors’ remuneration	31,030	33,935	36,448
Loss/(gain) on disposals/write-off of property,plant and equipment, net	252,741	(7,911)	(33,129)
Operating leases	269,833	299,574	287,065
Depreciation of property, plant and equipment	11,032,748	11,866,705	10,447,021
Impairment loss of intangible assets	-	15,661	23,706
Impairment loss of property, plant and equipment (Note 7)	903,463	80,828	8,477
Impairment loss of goodwill (Note 14)	107,735	291,734	5,276
Amortization of other non-current assets	86,275	81,276	64,964
Fuel	82,355,449	90,546,192	67,891,547
Reversal of doubtful accounts	(10,310)	(19,747)	2,750
Bad debts recovery	-	-	(50)
Provision for/(reversal of) inventory obsolescence	12,155	(3,353)	(155)

Other operating expenses consist of impairment loss of property, plant and equipment and goodwill, environmental protection expenses, substituted power arrangement expenses, insurance, cost of coal sales and other miscellaneous expenses, etc.

7	Property, plant and equipment

	The Company and its subsidiaries
	Dam	Port facilities	Buildings	Electric utility plant in service	Transportation facilities	Others	CIP	Total

As at 1 January 2011
Cost	-	1,315,393	3,743,183	197,907,242	631,198	3,692,177	32,258,041	239,547,234
Accumulated depreciation	-	(74,822)	(1,344,449)	(76,030,260)	(272,322)	(1,994,276)	-	(79,716,129)
Accumulated impairment loss	-	-	-	(4,606,508)	-	-	-	(4,606,508)

Net book value	-	1,240,571	2,398,734	117,270,474	358,876	1,697,901	32,258,041	155,224,597

Year ended 31 December 2011
Beginning of the year	-	1,240,571	2,398,734	117,270,474	358,876	1,697,901	32,258,041	155,224,597
Reclassification	-	-	(159,059)	(61,661)	(4,569)	225,289	-	-
Acquisitions	105,030	1,019,572	577,354	11,905,540	-	224,649	4,819,652	18,651,797
Additions	-	2,430	59,681	279,368	111,729	141,552	16,287,011	16,881,771
Transfer from CIP	-	452	303,481	28,473,739	52,650	83,214	(28,913,536)	-
Disposals/Write-off	-	-	(1,667)	(55,120)	-	(19,905)	-	(76,692)
Disposal of a subsidiary	-	-	-	-	-	(4,731)	(308,130)	(312,861)
Depreciation charge	-	(67,030)	(152,936)	(11,335,566)	(37,179)	(288,646)	-	(11,881,357)
Impairment charge	-	-	-	(50,854)	-	(20,423)	(9,551)	(80,828)
Currency translation differences	-	-	-	(233,140)	-	(3,178)	(202,108)	(438,426)

End of the year	105,030	2,195,995	3,025,588	146,192,780	481,507	2,035,722	23,931,379	177,968,001

As at 31 December 2011
Cost	110,802	2,407,271	4,470,124	239,281,405	793,339	4,235,895	23,940,930	275,239,766
Accumulated depreciation	(5,772)	(211,276)	(1,444,536)	(88,717,256)	(311,832)	(2,156,766)	-	(92,847,438)
Accumulated impairment loss	-	-	-	(4,371,369)	-	(43,407)	(9,551)	(4,424,327)

Net book value	105,030	2,195,995	3,025,588	146,192,780	481,507	2,035,722	23,931,379	177,968,001

Year ended 31 December 2012
Beginning of the year	105,030	2,195,995	3,025,588	146,192,780	481,507	2,035,722	23,931,379	177,968,001
Reclassification	23,718	-	574,015	(593,933)	-	(3,800)	-	-
Additions	-	-	8,011	353,466	69,000	203,682	12,335,900	12,970,059
Transfer from CIP	471,622	72,358	145,306	15,675,975	42	129,018	(16,494,321)	-
Disposals/Write-off*	-	-	(9,139)	(979,652)	(8,064)	(67,155)	(1,263,081)	(2,327,091)
Depreciation charge	(8,881)	(73,121)	(173,926)	(10,360,352)	(38,336)	(429,140)	-	(11,083,756)
Impairment charge	-	-	-	(866,666)	-	(1,798)	(34,999)	(903,463)
Currency translation differences	-	-	-	207,282	-	1,226	181,369	389,877

End of the year	591,489	2,195,232	3,569,855	149,628,900	504,149	1,867,755	18,656,247	177,013,627

As at 31 December 2012
Cost	606,141	2,479,629	5,297,159	251,732,881	723,816	4,327,587	18,724,052	283,891,265
Accumulated depreciation	(14,652)	(284,397)	(1,727,304)	(97,189,822)	(219,667)	(2,413,135)	-	(101,848,977)
Accumulated impairment loss	-	-	-	(4,914,159)	-	(46,697)	(67,805)	(5,028,661)

Net book value	591,489	2,195,232	3,569,855	149,628,900	504,149	1,867,755	18,656,247	177,013,627

*
In 2012, The Company and its subsidiaries transferred the Nantong power generation construction project related assets with carrying amount of RMB1,035 million to Jiangsu Nantong Power Generation Co., Ltd..  The transfer price received equals to the carrying amount.  This transaction is represented in disposal/write-off of CIP in 2012.

Interest capitalization

Interest expense of approximately RMB649 million (2011 and 2010: RMB874 million and RMB815 million) arising on borrowings for the construction of property, plant and equipment were capitalized during the year and were included in ‘Additions’ in property, plant and equipment.  A capitalization rate of approximately 6.40% (2011 and 2010: 5.86% and 5.08%) per annum was used.

Impairment

In 2012, impairment losses for certain property, plant and equipment of approximately RMB903.46 million have been recognized.  The factors leading to the impairment were the continuous deterioration in utilization and the competition from non-coal fired power generation plants.  The recoverable amounts are determined based on value in use of the related power generation units, which is a CGU.  A discount rate of 7.24% was adopted in the model.

In 2011 and 2010, impairment losses of RMB80.83 million and RMB8.48 million were recognized for certain property, plant and equipment, respectively.

7	Property, plant and equipment (continued)

Security

As at 31 December 2012, property, plant and equipment with net book value amounting to RMB225.46 million was secured to a bank as collateral against a long-term loan of RMB149.00 million (2011: net book value RMB561.46 million, long-term loans RMB403.65 million) (Note 22).

Change in estimates

In order to present a fairer and more appropriate view of the financial position and operating results of the Company and its subsidiaries where the depreciation period of each property, plant and equipment is aligned with its actual useful lives, the Company and its subsidiaries revised its accounting estimates on the useful lives and residual values of property, plant and equipment not fully depreciated in the PRC in accordance with IFRS, based on the technical assessment report prepared by the Company’s internal engineers and technicians, as well as the accounting estimation adopted by other major Chinese companies in the power industry. The Company obtained the approval in April 2012 in the Company's eighth meeting of the Seventh Session of the Board of Directors, and adopted the change from 1 January 2012.

The table below shows the details of estimated useful lives and net residual values of property, plant and equipment before and after 1 January 2012:

	Before 1 January 2012			After 1 January 2012
Category of property,plant and equipment	Estimated useful lives (years)	Estimated residual value(%)	Annual depreciation rate(%)	Estimated useful lives (years)	Estimated residual value(%)	Annual depreciation rate(%)

Dam	8-40	3	2.43-12.13	8-50	0-3	2.00-12.13
Port facilities	20-40	5	2.38 - 4.75	20-40	5	2.38 - 4.75
Buildings	6-45	0-11	2.11-16.67	8-30	3-5	2.23-12.13
Electric utility plant in service	5-35	0-11	2.71-20.00	5-30	0-5	3.17-20.00
Transportation facilities	6-20	0-11	4.75-16.67	8-27	3-5	3.52-12.13
Others	3-18	0-11	5.56-33.33	5-14	0-5	6.79-20.00

The approximate effect of the change in estimates on profit before income tax expense in current and future years is as follows:

	2012	2013	2014	2015	2016	Later

Increase/(Decrease) in profit before income tax expense	1.1billion	0.9 billion	0.6 billion	0.5 billion	0.6 billion	(6.1 billion)

8	Investments in associates/jointly controlled entities

	2012	2011

Beginning of the year	13,588,012	11,973,216
Additional capital injections in associates	467,574	995,805
Additional capital injections in jointly controlled entities	480,000	-
Establishments of associates	-	38,250
Acquisitions of associates	-	264,000
Establishment of a jointly controlled entity	-	160,000
Share of other comprehensive income/(loss)	30,070	(44,928)
Share of profits before income tax expense	809,509	957,843
Share of income tax expense	(187,151)	(254,282)
Dividends	(591,243)	(501,892)

End of the year	14,596,771	13,588,012

As at 31 December 2012, investments in associates/jointly controlled entities of the Company and its subsidiaries, all of which are unlisted except for Shenzhen Energy Corporation (“SEC”) which is listed on the Shenzhen Stock Exchange, were as follows:

Name	Country of incorporation	Registered capital	Business nature and scope of operation	Percentage of equity interest held
				Direct	Indirect1

Associates:
Shandong Rizhao Power Company Ltd. (“Rizhao Power Company”)	PRC	RMB1,245,587,900	Power generation	44%	-

Shenzhen Energy Group Co., Ltd. (“SEG”)	PRC	RMB230,971,224	Development, production and sale of regular energy, new energy and energy construction project, etc.	25%	-

SEC*	PRC	RMB2,202,495,332	Energy and investment in related industries	9.08%	-

Shenzhen Energy Management Corporation**	PRC	RMB724,584,330	Management of energy projects	25%	-

Hebei Hanfeng Power Generation Limited Liability Company	PRC	RMB1,975,000,000	Power generation	40%	-

Chongqing Huaneng Lime Company Limited (“Lime Company”)	PRC	RMB50,000,000	Lime production and sale, construction materials, chemical engineering product	-	15%

Huaneng Finance	PRC	RMB5,000,000,000	Provision for financial service including fund deposit services, lending, finance lease arrangements, notes discounting and entrusted loans and investment arrangement within Huaneng Group	20%	-

Huaneng Sichuan Hydropower Co., Ltd.	PRC	RMB1,469,800,000	Development, investment, construction, operation and management of hydropower	49%	-

8	Investments in associates/jointly controlled entities (continued)

Name	Country of incorporation	Registered capital	Business nature and scope of operation	Percentage of equity interest held
				Direct	Indirect1

Associates: (continued)
Yangquan Coal Industry Group Huaneng Coal-fired Power Investment Co., Ltd.	PRC	RMB1,000,000,000	Investment, development, consulting and management services of coal and power generation projects	49%	-

Huaneng Shidaowan Nuclear Power Development Co., Ltd.	PRC	RMB1,000,000,000	Preparation for construction of pressurized water reactor power plant project	30%	-

Bianhai Railway Co., Ltd.	PRC	RMB389,000,000	Railway construction, freight transportation, materials supplies, agency service, logistics and storage at coastal industrial base in Yingkou, Liaoning	37%	-

Huaneng Shenbei Co-generation Limited Liability Company	PRC	RMB70,000,000	Production and sales of electricity and heat, construction and operation of power plants	40%	-

Hainan Nuclear Power Co., Ltd. (“Hainan Nuclear Power”)	PRC	RMB1,265,756,000	Construction and operation of nuclear power plants, production and sales of electricity	30%	-

Shanxi Luan Group Zuoquan Wulihou Coal Co., Ltd.	PRC	RMB206,452,910	Coal production and sales	34%	-

Huaneng (Tianjin) Coal Gasification Power Generation Co., Ltd. (“Coal Gasification Co.”)	PRC	RMB734,000,000	Power generation, facilities installation, heat supply	35.97%	-

Huaneng Jinling Combined Cycle Co-generation Co., Ltd. (“Jinling CCGT”)***	PRC	RMB375,000,000	Construction, operation and management of power generation and related projects	51%	-

Jointly controlled entities:
Shanghai Time Shipping Co., Ltd. (“Shanghai Time Shipping”)	PRC	RMB1,200,000,000	International and domestic sea transportation	50%	-

Jiangsu Nantong Power Generation Co., Ltd.	PRC	RMB1,596,000,000	Operation and Management of power generation plants and related projects	-	35%

1	The indirect percentage of equity interest held represents the effective ownership interest of the Company and its subsidiaries.

*
The Company holds 240 million shares, representing 9.08% shareholding of SEC, which is a subsidiary of Shenzhen Energy Management Corporation, one of the Company’s associates.  Considering the equity interest effectively held by the Company directly and indirectly through Shenzhen Energy Management Corporation, and directors as well as supervisors appointed by the Company in SEC, the Company exercises significant influence on the operations of SEC and has classified it as an associate.  As at 31 December 2012, the fair value of the Company’s shares in SEC was RMB1,435 million (2011: RMB1,464 million).

8	Investments in associates/jointly controlled entities (continued)

**
In February 2013, SEC merged Shenzhen Energy Management Corporation through the combination of directional seasoned offering and cash payment to the shareholders of Shenzhen Energy Management Corporation, Shenzhen State-owned Assets Supervision and Administration Commission and the Company.  After the merger, Shenzhen Energy Management Corporation was revoked.  Before the merger, the Company held 25.02% shares in SEC, including 15.94% shares indirectly held through Shenzhen Energy Management Corporation.  After the merger, the Company directly holds 661,161,106 shares, representing 25.02% shares in SEC.  The merger does not have material impact to the Company’s financial statements.

***
In accordance with relevant terms stipulated in the memorandum and articles of association of Jinling CCGT, all resolutions of the shareholders’ meetings need at least 2/3 of the voting rights to pass and the resolutions of board of directors also need at least 2/3 of the board of directors members to agree whilst the Company possesses 5 out of the 11 board of directors seats according to the articles of association.  Therefore the Company does not have the power to control and only exercises significant influence on the operating and financial decisions of Jinling CCGT.  Consequently, the Company accounts for its investment in Jinling CCGT as an associate.

The gross amounts of operating results, assets and liabilities (excluding goodwill) of the associates of the Company and its subsidiaries were as follows:

	2012	2011

Assets	106,103,616	99,389,071
Liabilities	(66,107,245)	(59,605,330)
Operating revenue	24,910,011	26,291,581
Profit attributable to equity holders of associates	1,773,519	1,662,704

The following amounts represent the 50% share of the assets, liabilities (excluding goodwill) and operating results of the jointly controlled entities of the Company and its subsidiaries.

	2012	2011

Assets
Non-current assets	4,598,639	2,868,179
Current assets	662,671	442,772

	5,261,310	3,310,951

Liabilities
Non-current liabilities	(1,820,998)	(1,178,902)
Current liabilities	(1,761,999)	(906,300)

	(3,582,997)	(2,085,202)

Net assets	1,678,313	1,225,749

Income	1,048,933	1,162,160
Less: expense	(1,026,369)	(1,086,124)

Net income	22,564	76,036

9	Investments in subsidiaries

As at 31 December 2012, the investments in subsidiaries of the Company and its subsidiaries, all of which are unlisted, were as follows:

(i)	Subsidiaries acquired from business combinations under common control

Name of subsidiary	Country of incorporation	Type of legal entity	Registered capital	Business nature and scope of operations	Percentage of equity interest held
					Direct	Indirect1

Huaneng (Suzhou Industrial Park) Power Generation Co., Ltd.	PRC	Limited liability company	RMB 632,840,000	Power generation	75%	-

Huaneng Qinbei Power Co., Ltd.	PRC	Limited liability company	RMB 810,000,000	Power generation	60%	-

Huaneng Yushe Power Generation Co., Ltd. (“Yushe Power Company”)	PRC	Limited liability company	RMB 615,760,000	Power generation	60%	-

Huaneng Hunan Yueyang Power Generation Limited Liability Company (“Yueyang Power Company”)	PRC	Limited liability company	RMB 1,935,000,000	Power generation	55%	-

Huaneng Chongqing Luohuang Power Generation Limited Liability Company	PRC	Limited liability company	RMB 1,748,310,000	Power generation	60%	-

Huaneng Pingliang Power Generation Co., Ltd. (“Pingliang Power Company”)	PRC	Limited liability company	RMB 924,050,000	Power generation	65%	-

Huaneng Nanjing Jinling Power Co., Ltd.	PRC	Limited liability company	RMB 2,095,136,000	Power generation	60%	-

Huaneng Qidong Wind Power Generation Co., Ltd.	PRC	Limited liability company	RMB 269,600,000	Development of wind power project, production and sales of electricity	65%	-

Tianjin Huaneng Yangliuqing Co-generation Limited Liability Company (“Yangliuqing Cogeneration”)	PRC	Limited liability company	RMB 1,537,130,909	Power generation, heat supply, facilities installation, maintenance and related services	55%	-

Huaneng Beijing Co-generation Limited Liability Company (“Beijing Cogeneration”) (i)	PRC	Limited liability company	RMB 1,600,000,000	Construction and operation of power plants and related construction projects	41%	-

The subsidiaries above and the Company are all controlled by Huaneng Group before and after the acquisitions.

1       The indirect percentage of equity interest held represents the effective ownership interest of the Company and its subsidiaries.

9	Investments in subsidiaries (continued)

(ii)	Subsidiaries acquired from business combinations not under common control or acquired through other ways

Name of subsidiary	Country of incorporation	Type of legal entity	Registered capital	Business nature and scope of operations	Percentage of equity interest held
					Direct	Indirect1

Huaneng Weihai Power Limited Liability Company	PRC	Limited liability company	RMB 761,838,300	Power generation	60%	-

Huaneng Taicang Power Co., Ltd.	PRC	Limited liability company	RMB 804,146,700	Power generation	75%	-

Huaiyin Power Company	PRC	Limited liability company	RMB 265,000,000	Power generation	100%	-

Huaneng Huaiyin II Power Limited Company	PRC	Limited liability company	RMB 930,870,000	Power generation	63.64%	-

Huaneng Xindian Power Co., Ltd.	PRC	Limited liability company	RMB 465,600,000	Power generation	95%	-

Huaneng Shanghai Combined Cycle Power Limited Liability Company	PRC	Limited liability company	RMB 699,700,000	Power generation	70%	-

Huaneng International Power Fuel Limited Liability Company	PRC	Limited liability company	RMB 200,000,000	Wholesale of coal	100%	-

Huaneng Shanghai Shidongkou Power Generation Limited (“Shidongkou Power Company”) (ii)	PRC	Limited liability company	RMB 990,000,000	Power generation	50%	-

Huade County Daditaihong Wind Power Utilization Limited Liability Company	PRC	Limited liability company	RMB 5,000,000	Wind power development and utilization	100%	-

Huaneng Nantong Power Generation Limited Liability Company	PRC	Limited liability company	RMB 798,000,000	Power generation	70%	-

Huaneng Yingkou Port Limited Liability Company (“Yingkou Port”) (iii)	PRC	Limited liability company	RMB 720,235,000	Loading and conveying service	50%	-

Huaneng Hunan Xiangqi Hydropower Co., Ltd.	PRC	Limited liability company	RMB 180,000,000	Construction, operation and management of hydropower and related projects	100%	-

Huaneng Yingkou Power Generation Limited Liability Company	PRC	Limited liability company	RMB 830,000,000	Production and sales of electricity and heat	100%	-

Zhuozhou Liyuan Cogeneration Co., Ltd.	PRC	Limited liability company	RMB 5,000,000	Construction, operation and management of cogeneration power plants and related projects	100%	-

Huaneng Zuoquan Coal-fired Power Generation Limited Liability Company	PRC	Limited liability company	RMB 960,000,000	Construction, operation and management of power plants and related projects	80%	-

Huaneng Kangbao Wind Power Utilization Limited Liability Company	PRC	Limited liability company	RMB 5,000,000	Construction, operation and management of wind power generation and related projects	100%	-

9	Investments in subsidiaries (continued)

(ii)	Subsidiaries acquired from business combinations not under common control or acquired through other ways (continued)

Name of subsidiary	Country of incorporation	Type of legal entity	Registeredcapital	Business nature and scope of operations	Percentage of equity interest held
					Direct	Indirect1

Huaneng Jiuquan Wind Power Generation Co., Ltd.*	PRC	Limited liability company	RMB 1,667,000,000	Construction, operation and management of wind power generation and related projects	100%	-

Huaneng Yumen Wind Power Generation Co., Ltd.*	PRC	Limited liability company	RMB 349,580,000	Construction, operation and management of wind power generation and related projects	100%	-

Huaneng Wafangdian Wind Power Generation Co., Ltd.	PRC	Limited liability company	RMB 50,000,000	Construction, operation and management of wind power generation and related projects	100%	-

Huaneng Changtu Wind Power Generation Co., Ltd.	PRC	Limited liability company	RMB 50,000,000	Construction, operation and management of wind power generation and related projects	100%	-

Huaneng Rudong Wind Power Generation Co., Ltd.	PRC	Limited liability company	RMB 127,500,000	Construction and management of wind power generation projects	90%	-

Huaneng Guangdong Haimen Port Limited Liability Company	PRC	Limited liability company	RMB 93,000,000	Loading warehousing and and conveying services, providing facilities services	100%	-

Huaneng Taicang Port Limited Liability Company	PRC	Limited liability company	RMB 97,650,000	Port development and construction, coal mixture, machinery leasing and repair	85%	-

Kaifeng Xinli Power Generation Co., Ltd.	PRC	Limited liability company	RMB 146,920,000	Power generation	-	60%

Huaneng Zhanhua Cogeneration Limited Liability Company (“Zhanhua Cogeneration”)	PRC	Limited liability company	RMB 190,000,000	Production and sales of electricity and steam	100%	-

Shandong Hualu Sea Transportation Limited Company (“Hualu Sea Transportation”)	PRC	Limited liability company	RMB 100,000,000	Cargo transportation along domestic coastal areas	53%	-

Huaneng Qingdao Port Limited Company (“Qingdao Port”)**	PRC	Limited liability company	RMB 112,121,000	Loading and conveying warehousing (excluding dangerous goods), conveying, supply of water carriage materials	100%	-

Huaneng Qingdao Co-generation Limited Liability Company**	PRC	Limited liability company	RMB 187,879,000	Construction, operation and management of cogeneration Power plants and related projects, production and sale of electricity and heat	100%	-

Yunnan Diandong Energy Limited Company(“Diandong Energy”) (Note 39)	PRC	Limited liability company	RMB 1,800,000,000	Power generation and coal exploitation	100%	-

Yunnan Diandong Yuwang Energy Limited Company (“Diandong Yuwang”) (Note 39)	PRC	Limited liability company	RMB 1,236,320,000	Power generation and coal exploitation	100%	-

9	Investments in subsidiaries (continued)

(ii)	Subsidiaries acquired from business combinations not under common control or acquired through other ways (continued)

Name of subsidiary	Country of incorporation	Type of legal entity	Registered capital	Business nature and scope of operations	Percentage of equity interest held
					Direct	Indirect1

Huaneng Luoyuan Ludao Pier Limited Company (“Ludao Pier”) (Note 39)	PRC	Limited liability company	RMB 70,000,000	Port water supply, cargo loading, warehousing and shipping agent	100%	-

Huaneng (Fuzhou) Luoyuanwan Pier Limited Company (“Luoyuanwan Pier”) (Note 39)	PRC	Limited liability company	RMB 85,000,000	Port management, cargo loading, information advisory; transporting and warehousing in the port, cargo transport and transfer centre operation; port investment and development	58.3%	-

Huaneng (Fujian) Harbour Limited Company (“Luoyuanwan Harbour”) (Note 39)	PRC	Limited liability company	RMB 652,200,000	Port management, cargo loading, water transport material supply; port investment and development	100%	-

Huaneng Suzihe Hydropower Development Limited Company	PRC	Limited liability company	RMB 50,000,000	Hydropower, aquaculture, agriculture irrigation	100%	-

Fujian Yingda Property Development Limited Company	PRC	Limited liability company	RMB 50,000,000	Real estate development, leasing, real estate agency services, warehousing, loading and conveying	-	100%

Fujian Xinhuanyuan Industrial Limited Company	PRC	Limited liability company	RMB 93,200,000	Mineral water production and sale	-	100%

Enshi City Mawei Valley Hydropower Development Co., Ltd. (“Enshi Hydropower”) (Note 39)	PRC	Limited liability company	RMB 101,080,000	Hydro-resource development, hydropower, aquaculture	100%	-

Huaneng Tongxiang Combined Cycle Cogeneration Co., Ltd.***	PRC	Limited liability company	RMB 300,000,000	Investment in related industries	95%	-

Huaneng Eastern Yunnan Energy Mine Construction Co., Ltd. (“Mine Construction Company”)****	PRC	Limited liability company	RMB 10,000,000	Constructing and operating of mine and related construction projects	-	100%

SinoSing Power	Singapore	Limited liability company	US$ 1,400,020,585	Investment holding	100%	-

Tuas Power	Singapore	Limited liability company	S$ 1,338,050,000	Electricity and gas supply and investment holding	-	100%

Tuas Power Supply Pte Ltd.	Singapore	Limited liability company	S$ 500,000	Power sales	-	100%

TPG	Singapore	Limited liability company	S$ 1,183,000,001	Power generation and related by products, derivatives; developing power supply resources, operating electricity and power sales	-	100%

TP Asset Management Pte Ltd.	Singapore	Limited liability company	S$2	Render of environment engineering services	-	100%

TPGS Green Energy Pte Ltd.	Singapore	Limited liability company	S$ 1,000,000	Provision of utility services	-	75%

9	Investments in subsidiaries (continued)

(ii)	Subsidiaries acquired from business combinations not under common control or acquired through other ways (continued)

Name of subsidiary	Country of incorporation	Type of legal entity	Registered capital	Business nature and scope of operations	Percentage of equity interest held
					Direct	Indirect1

New Earth Pte Ltd.	Singapore	Limited liability company	S$ 10,111,841	Consultancy in waste recycling	-	60%

New Earth Singapore Pte Ltd.	Singapore	Limited liability company	S$ 17,816,050	Industrial waste management and recycling	-	63.47%

TP Utilities Pte Ltd.	Singapore	Limited liability company	S$ 160,000,001	Provision of utility services	-	100%

1	The indirect percentage of equity interest held represents the effective ownership interest of the Company and its subsidiaries.

*	In 2012, Huaneng Jiuquan Wind Power Generation Co., Ltd. was restructured into two entities, namely, Huaneng Jiuquan Wind Power Generation Co., Ltd. and Huaneng Yumen Wind Power Generation Co., Ltd..

**	In 2012, Qingdao Port was restructured into two entities, namely, Qingdao Port and Huaneng Qingdao Co-generation Limited Liability Company.

***	Huaneng Tongxiang Combined Cycle Cogeneration Co., Ltd. was newly established in 2012.

****	Mine Construction Company was newly established in 2012 by Diandong Energy.

Note:

(i)
Pursuant to an agreement entered into between the Company and another shareholder, the Company is entrusted to vote the 25% voting rights held by the other shareholder as long as the Company remains as the largest shareholder of Beijing Cogeneration.  Thus the Company has majority voting rights required by the article of association to control the operation and financial policies of Beijing Cogeneration.  Accordingly, the Company has control over Beijing Cogeneration.

(ii)
According to its article of association, the other shareholder who holds the remaining equity interests of Shidongkou Power Company entrusts the Company to exercise all its voting rights in relation to the operation and financial policies of Shidongkou Power Company.  Accordingly, the Company has control over Shidongkou Power Company.

(iii)
Pursuant to the shareholders’ agreement, the other shareholder who holds the remaining shares of Yingkou Port entrusts the Company to exercise all its voting rights at shareholders’ meetings in relation to the operation and financial policies.  Accordingly, the Company has control over Yingkou Port.

10	Available-for-sale financial assets

	2012	2011

Beginning of the year	2,301,167	2,223,814
Investment in Shanxi Xishan Jinxing Energy Co., Ltd. (“Jinxing Energy”)	120,300	49,000
Investment in Taiyuan Coal Trading Center	-	40,000
Investment in Ganlong Double-track Railway Co., Ltd.	500,000	300,000
Fair value change gain/(loss)	131,355	(311,647)

End of the year	3,052,822	2,301,167

Available-for-sale financial assets as at December 31 include the following:

	2012	2011

Listed securities
257.56 million shares (representing1.56% shareholding) of Yangtze Power	1,769,435	1,638,080
Unlisted securities
10% of Jinxing Energy	431,274	310,974
9.09% of Ganlong Double-track Railway Co., Ltd.	800,000	300,000
Others	52,113	52,113

	1,283,387	663,087

Total	3,052,822	2,301,167

There were no impairment provisions on available-for-sale financial assets in 2012, 2011 and 2010.

11	Land use rights

Details of land use rights are as follows:

	2012	2011

Leases of between 10 to 50 years	4,250,317	4,293,876
Leases of over 50 years	46,866	47,698

Total	4,297,183	4,341,574

All the lands located in the PRC and Singapore are leased from respective governments according to corresponding regulations applied across the countries.  The Company and its subsidiaries will renew the leases according to the operation requirements of the Company and its subsidiaries and the related regulations of respective countries.

As at 31 December 2012, no land use right was secured to any bank loan (2011: nil).

12	Power generation licence

The movements in the carrying amount of power generation licence during the years are as follows:

	2012	2011

Beginning of the year	3,904,056	4,105,518

Movement:
Opening net book value	3,904,056	4,105,518
Currency translation differences	180,450	(201,462)

Closing net book value	4,084,506	3,904,056

End of the year	4,084,506	3,904,056

The Company and its subsidiaries acquired the power generation licence in connection with the acquisition of Tuas Power.  The power generation licence was initially recognized at fair value at the acquisition date.  Tuas Power operates power plants in Singapore pursuant to the licence granted by the Energy Market Authority for a period of 30 years from 2003 until 2032.  The licence was extended to 2044 during 2011 with minimal costs and is subject to further renewal.  The Company and its subsidiaries expect that the applicable rules and regulations surrounding the renewal can be complied with based on the current market framework.  The Company and its subsidiaries assessed the useful life of the power generation licence at 31 December 2012 as indefinite and therefore the license is not amortized.

Impairment test of power generation licence

Power generation licence belongs to and has been assigned to Tuas Power, a CGU.  The recoverable amount of the CGU is determined based on value-in-use calculation.  Management prepared the impairment model based on budget approved by the Board and various factors, such as inflation, power demand and other factors as well as the terminal value.

Key assumptions used for value-in-use calculation:

Management has assessed that, amongst all assumptions used in the value-in-use calculations, the most sensitive key assumption is the discount rate which was arrived at based on weighted average cost of capital.  The discount rate applied in determining the recoverable amounts of the CGU was 6.72% (2011: 7.42%).  An absolute change in the discount rate of 0.5% (2011: 0.5%) would result in approximately RMB1,767 million (2011: RMB1,689 million) change in the recoverable amount of the CGU.

Other key assumptions include projection of its business performance based on estimation of future electricity tariffs, volume of electricity sold, fuel prices and other operating expenses, which are largely with reference to advices from the financial advisor engaged and an external study conducted by industry specialist to project the market demand and supply situation, as well as forward trend of electricity prices.  On average, the growth and inflation rates of 6% and 2.1% (2011: 3.8% and 2.1%) were used in consideration of future expansion plans and new development projects as part of the long-term strategy.

Based on the assessments, no impairment was provided for the power generation licence.

13	Derivative financial instruments

Details of derivative financial instruments are as follows:

	As of December 31,
	2012	2011

Derivative financial assets
－Hedging instruments for cash flow hedge
(fuel swap contracts)	66,599	98,976
－Hedging instruments for cash flow hedge
(exchange forward contracts)	1,106	64,642
－Financial instruments at fair value through
profit or loss (fuel swap contracts)	1,286	226

Total	68,991	163,844

Less: non-current portion
－Hedging instruments for cash flow hedge
(fuel swap contracts)	13,532	3,756
－Hedging instruments for cash flow hedge
(exchange forward contracts)	191	12,633

Total non-current portion	13,723	16,389

Current portion	55,268	147,455

Derivative financial liabilities

－Hedging instruments for cash flow hedge
(fuel swap contracts)	47,033	35,118
－Hedging instruments for cash flow hedge
(exchange forward contracts)	56,576	10,800
－Hedging instruments for cash flow hedge
(interest rate swap contract)	820,823	567,687
－Financial instruments at fair value through
profit or loss (fuel swap contracts)	1,214	142

Total	925,646	613,747

Less: non-current portion
－Hedging instruments for cash flow hedge
(fuel swap contracts)	6,979	10,055
－Hedging instruments for cash flow hedge
(exchange forward contracts)	9,203	456
－Hedging instruments for cash flow hedge
(interest rate swap contract)	820,823	567,687

Total non-current portion	837,005	578,198

Current portion	88,641	35,549

13	Derivative financial instruments (continued)

For the years ended 31 December 2012, 2011 and 2010, no material ineffective portion was recognized in the profit or loss arising from cash flow hedges.

The Company uses an interest rate swap contract to hedge its interest rate risk against one of its variable rate loans.  The notional principal amount of the outstanding interest rate swap contract at 31 December 2012 was US$336 million (RMB equivalents of RMB2,111.93 million) (2011: US$368 million (RMB equivalents of RMB2,318.73 million)).  Through this arrangement, the Company pays an annual fixed interest of 4.40% while the original annual floating interest expense (6-month LIBOR+1%) attached in the loan is offset by the receivable leg of the interest rate swap.  Such a swap is settled on a quarterly basis from September 2009 to September 2019. TPG uses exchange forward contracts to hedge its foreign exchange risk arising from highly probable forecast purchase transactions.  It also uses fuel oil swap contracts to hedge its fuel price risk arising from highly probable forecast purchases of fuel purchases.

TPG also uses various interest rate swap contracts to hedge floating semi-annual interest payments on borrowings with maturity dates up to 2020.  The notional principal amount of these outstanding interest rate swap contracts at 31 December 2012 was S$1,564 million (RMB equivalents of RMB7,965.30 million) (2011:S$1,564 million (RMB equivalents of RMB7,613.76 million)).  Through these arrangements, TPG swaps original floating interest (6-month SOR) to annual fixed interest determined by individual swap contracts.  Such swap contracts are settled semi-annually from September 2011 to March 2020.  As at 31 December 2012, these interest rate swap contracts are carried on the balance sheet as financial liability of RMB610.69 million (2011: financial liability of RMB365.36 million).

The analysis of contractual cash inflows/(outflows) of major derivative financial instruments are as follows:

		Cash flows
	Carrying amounts	Contractual cash flows	Within 1 year	Between 1 and 5 years	After 5 years
As at 31 December 2012 Derivative financial assets
Fuel derivatives used for hedging (net settlement)	66,599	66,599	53,067	13,532	-

Forward exchange contracts used for hedging
- inflows		157,613	103,183	54,430	-
- outflows		(156,386)	(102,220)	(54,166)	-

	1,106	1,227	963	264	-

Fuel derivatives that do not qualify as hedges (net settlement)	1,286	1,286	1,286	-	-

Derivative financial liabilities
Fuel derivatives used for hedging (net settlement)	47,033	(47,033)	(40,053)	(6,980)	-

Forward exchange contracts used for hedging
- inflows		3,867,604	3,452,919	414,685	-
- outflows		(3,922,039)	(3,498,963)	(423,076)	-

	56,576	(54,435)	(46,044)	(8,391)	-
Net-settled interest rate swaps used for hedging
- net cash inflows/(outflows)	820,823	(1,054,458)	(209,866)	(666,008)	(178,584)

Fuel derivatives that do not qualify as hedges (net settlement)	1,214	(1,214)	(1,214)	-	-

13	Derivative financial instruments (continued)

		Cash flows
	Carrying amounts	Contractual cash flows	Within 1 year	Between 1 and 5 years	After 5 years
As at 31 December 2011 Derivative financial assets
Fuel derivatives used for hedging (net settlement)	98,976	98,976	95,220	3,756	-

Forward exchange contracts used for hedging
- inflows		2,993,086	2,589,057	404,029	-
- outflows		(2,926,888)	(2,537,998)	(388,890)	-

	64,642	66,198	51,059	15,139	-

Fuel derivatives that do not qualify as hedges (net settlement)	226	226	226	-	-

Derivative financial liabilities
Fuel derivatives used for hedging (net settlement)	35,118	(35,118)	(25,063)	(10,055)	-

Forward exchange contracts used for hedging
- inflows		1,503,309	1,457,508	45,801	-
- outflows		(1,513,664)	(1,467,733)	(45,931)	-

	10,800	(10,355)	(10,225)	(130)	-

Net-settled interest rate swaps used
for hedging
- net cash inflows/(outflows)	567,687	(591,912)	(216,818)	(444,208)	69,114

Fuel derivatives that do not qualify as hedges (net settlement)	142	(142)	(142)	-	-

14	Goodwill

The movements in the carrying amount of goodwill during the years are as follows:

As at 31 December 2010
Cost	12,776,404
Accumulated impairment loss	(135,500)

Net book value	12,640,904

Movement in 2011:
Opening net book value	12,640,904
Acquisitions (Note 39)	2,134,275
Disposal	(34,331)
Impairment charge	(291,734)
Currency translation differences	(558,935)

Closing net book value	13,890,179

As at 31 December 2011
Cost	14,317,413
Accumulated impairment loss	(427,234)

Net book value	13,890,179

14	Goodwill (continued)

Movement in 2012:
Opening net book value	13,890,179
Impairment charge	(107,735)
Currency translation differences	500,639
Adjustment on 2011 acquisitions*	134,460

Closing net book value	14,417,543

As at 31 December 2012
Cost	14,952,512
Accumulated impairment loss	(534,969)

Net book value	14,417,543

*	Adjustment on 2011 acquisitions represents the adjustment on purchase price allocation in connection with the acquisition of Diandong Yuwang and Diandong Energy.

Impairment tests for goodwill

Goodwill is allocated to the CGUs of the Company and its subsidiaries.

The carrying amounts of major goodwill allocated to individual CGUs are as follows:

	2012	2011

PRC Power segment:
Yueyang Power Company	100,907	100,907
Pingliang Power Company	-	107,735
Beijing Cogeneration	95,088	95,088
Yangliuqing Cogeneration	151,459	151,459
Diandong Energy	1,307,558	1,197,574
Diandong Yuwang	438,883	414,407

Singapore segment:
Tuas Power	11,420,177	10,919,538

All other segments:
Qingdao Port	107,002	107,002
Luoyuanwan Harbour	309,270	309,270

The recoverable amount of a CGU is determined based on value-in-use calculations.  For domestic CGUs, these calculations use cash flow projections based on management’s financial budgets covering periods of no more than five years.  The Company expects cash flows beyond such periods will be similar to that of the respective final forecast years on existing production capacity.  In connection to the goodwill attached to Tuas Power, management has based their assessment of recoverable amount on value-in-use calculations.  Management prepared the impairment model based on budget approved by the Board and various factors, such as inflation, power demand and other factors as well as the terminal value.  On average, the growth and inflation rates of 6.0% and 2.1%, were used in consideration of future expansion plans and new development projects as part of the long-term strategy.

14	Goodwill (continued)

Discount rates used for value-in-use calculations:

Yueyang Power Company	8.14%
Pingliang Power Company	8.14%
Beijing Cogeneration	8.14%
Yangliuqing Cogeneration	8.14%
Diandong Energy	8.14%
Diandong Yuwang	8.14%
Tuas Power	6.72%
Qingdao Port	8.84%
Luoyuanwan Harbor	8.84%

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

In 2012, no goodwill was impaired except for the goodwill arising from acquisition of Pingliang Power Company.  The factors leading to the goodwill impairment were the continuous deterioration in utilization and the competition from non-coal fired power generation plants.  As a result, management expects ongoing loss of Pingliang Power Company will be incurred in the future.  A full impairment loss of the CGU’s goodwill was provided based on the result of impairment assessment.

In 2011, based on the assessments, except for the goodwill arising from acquisition of Zhanhua Cogeneration, no goodwill was impaired.

In 2010, based on the assessments, except for the goodwill arising from acquisition of Yushe Power Company, no goodwill was impaired.

15	Other non-current assets

Details of other non-current assets are as follows:

	As of December 31,
	2012	2011

Intangible assets*	415,524	376,859
Deferred employee housing subsidies	6,728	8,975
Prepayments for switchhouse and metering station	13,760	14,408
Prepaid connection fees	115,284	135,101
Prepaid territorial waters use right**	814,813	828,918
Finance lease receivables	589,136	619,528
VAT recoverable	540,505	250,041
Others	587,144	306,274

Total	3,082,894	2,540,104

*	The intangible assets consist of software, patented technologies and land use rights granted by government. In 2012, there is no impairment provided on patented technology (2011: RMB15.66 million).

**
The prepaid territorial waters use right mainly consists of territorial waters use right of Luoyuanwan Pier, Luoyuanwan Harbour and Ludao Pier.  The prepaid territorial waters use right are amortized over the contractual period of 50 years.

As at 31 December 2012, territorial waters use right with net book value amounting to RMB84.40 million (2011: RMB86.37 million) was secured to a bank as collateral against a long-term loan of RMB97 million (2011: RMB78 million) (Note 22).

16	Inventories

Inventories comprised:

	As of December 31,
	2012	2011

Fuel (coal and oil) for power generation	5,648,973	6,312,592
Material and supplies	1,555,763	1,392,753

	7,204,736	7,705,345
Less: provision for inventory obsolescence	(182,352)	(179,724)

	7,022,384	7,525,621

16	Inventories (continued)

Movements of provision for inventory obsolescence during the years are analyzed as follows:

	2012	2011

Beginning of the year	(179,724)	(191,352)
Provision	(14,612)	(1)
Reversal	2,457	3,354
Write-offs	14,625	2,408
Currency translation differences	(5,098)	5,867

End of the year	(182,352)	(179,724)

17	Other receivables and assets

Other receivables and assets comprised the following:

	As of December 31,
	2012	2011

Prepayments for inventories	780,042	901,560
Prepayments for pre-construction cost	415,621	243,853
Prepaid income tax	14,850	101,959
Others	127,705	106,536

Total prepayments	1,338,218	1,353,908

Staff advances	14,153	17,877
Dividends receivable	50,000	120,118
Financial lease receivables	13,746	22,061
Fuel receivables	211,987	208,051
Interest receivables	65	17
Others	448,755	891,432

Subtotal other receivables	738,706	1,259,556

Less: provision for doubtful accounts	(28,641)	(26,505)

Total other receivables, net	710,065	1,233,051

VAT recoverable	942,112	2,013,291

Gross total	3,019,036	4,626,755

Net total	2,990,395	4,600,250

17	Other receivables and assets (continued)

Please refer to Note 34 for details of other receivables and assets due from the related parties.

The gross amounts of other receivables of the Company and its subsidiaries are denominated in the following currencies:

	2012	2011

RMB	667,151	1,161,340
S$ (RMB equivalent)	68,956	59,966
US$ (RMB equivalent)	2,599	38,250

Total	738,706	1,259,556

Other receivables and assets do not contain significant impaired assets.  Movements of provision for doubtful accounts during the years are analyzed as follows:

	2012	2011

Beginning of the year	(26,505)	(42,045)
Acquisitions	-	(1,355)
Provision	(2,774)	-
Reversal	638	16,895

End of the year	(28,641)	(26,505)

As at 31 December 2012, there was no indication of impairment relating to other receivables which were not past due and no provision was made (2011: nil).  Other receivables of RMB105 million (2011: RMB91 million) were past due but not impaired.  These amounts mainly represent funds deposited in a government agency and are fully recoverable.  The ageing analysis of these other receivables was as follows:

	As of December 31,
	2012	2011

Within 1 year	13,381	-
Between 1 to 2 years	21,026	7,434
Between 2 to 3 years	202	10,374
Over 3 years	70,483	72,703

	105,092	90,511

17	Other receivables and assets (continued)

As at 31 December 2012, other receivables of RMB34 million which were past due (2011: RMB33 million) were impaired and a provision of RMB29 million (2011: RMB20 million) has been provided against the receivables.  The individually impaired receivables have been long outstanding without any repayment agreements in place or possibility of renegotiation.  It was assessed that a substantial portion of the receivables is not expected to be recovered.  The ageing of these other receivables was as follows:

	As of December 31,
	2012	2011

Within 1 year	807	-
Between 1 to 2 years	94	-
Between 2 to 3 years	233	-
Over 3 years	32,501	32,591

	33,635	32,591

18	Accounts receivable

Accounts receivable comprised the following:

	As of December 31,
	2012	2011

Accounts receivable	14,953,794	14,838,513
Notes receivable	357,589	563,363

	15,311,383	15,401,876
Less: provision for doubtful accounts	(11,419)	(24,033)

	15,299,964	15,377,843

The gross amounts of account receivables of the Company and its subsidiaries are denominated in the following currencies:

	As of December 31,
	2012	2011

RMB	14,111,899	13,885,301
S$ (RMB equivalent)	1,188,323	1,493,043
US$ (RMB equivalent)	11,161	23,532

Total	15,311,383	15,401,876

The Company and its subsidiaries usually grant about one month’s credit period to local power grid customers from the end of the month in which the sales are made, except for SinoSing Power which provides credit period that ranged from 5 to 60 days from the dates of billings.  Certain accounts receivables of Singapore subsidiaries are backed by bankers’ guarantees and/or deposit from customers.  It is not practicable to determine the fair value of the collaterals that correspond to these accounts receivables.

18	Accounts receivable (continued)

As at 31 December 2012, accounts receivable of the Company and its subsidiaries of approximately RMB6,319 million (2011: RMB2,771 million) was secured to a bank as collateral against short-term loans of RMB6,250 million (2011: RMB2,490 million) (Note 28).

As at 31 December 2012, notes receivable of the Company and its subsidiaries of approximately RMB3 million (2011: RMB15 million) was secured to a bank as collateral against notes payable of RMB2 million (2011: RMB11 million) (Note 25).

Movements of provision for doubtful accounts during the years are analyzed as follows:

	2012	2011

Beginning of the year	(24,033)	(25,008)
Acquisition	-	(3,237)
Provision	(62)	(79)
Reversal	12,508	2,931
Write-off	28	393
Currency translation differences	140	967

End of the year	(11,419)	(24,033)

Ageing analysis of accounts receivable was as follows:

	As of December 31,
	2012	2011

Within 1 year	15,236,883	15,335,719
Between 1 to 2 years	49,693	40,158
Between 2 to 3 years	12,951	219
Over 3 years	11,856	25,780

	15,311,383	15,401,876

As at 31 December 2012, the maturity period of the notes receivable ranged from 1 to 6 months (2011: from 1 to 6 months).

As at 31 December 2012, there was no indication of impairment relating to accounts receivable which were not past due and no provision was made.  As at 31 December 2012, there is no past due but not impaired accounts receivable (2011: RMB14 million).

As at 31 December 2012, accounts receivable of RMB11 million (2011: RMB24 million) were impaired.  The amount of the provision was RMB11 million as at 31 December 2012 (2011: RMB24 million).  The ageing of these accounts receivable was as follows:

	As of December 31,
	2012	2011

Less than 1 year	27	31
Between 1 to 2 years	-	170
Between 2 to 3 years	7	50
Over 3 years	11,385	23,782

	11,419	24,033

19	Share capital

	2012		2011
	Number of Shares	Share capital	Number of Shares	Share capital
		RMB ’000		RMB ’000

As at 1 January and 31 December
A shares	10,500,000,000	10,500,000	10,500,000,000	10,500,000
Overseas listed foreign shares	3,555,383,440	3,555,383	3,555,383,440	3,555,383

Total	14,055,383,440	14,055,383	14,055,383,440	14,055,383

All shares issued by the Company were fully paid.  The holders of domestic shares and overseas listed foreign shares, with minor exceptions, are entitled to the same economic and voting rights.  Of the issued A shares 500,000,000 shares (2011: 7,298,283,321 shares) are still within the lock-up period.

20	Surplus reserves

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

As the statutory surplus reserve has exceeded 50% of the registered share capital, there is no appropriation of statutory surplus reserve in 2012 (2011: RMB127 million).

According to the Company’s articles of association and board resolutions on 20 March 2012, the Company intends to appropriate 10% of net profit for the year ended 31 December 2011 attributable the Company’s shareholders under PRC GAAP to the statutory surplus reserve, amounting to RMB127 million, of which RMB72 million is subject to the approval of the shareholders at the annual general meeting.  Therefore, only RMB55 million of the aforementioned appropriation of statutory surplus reserve is recorded for the year ended 31 December 2011.

On 12 June 2012, upon the approval from the annual general meeting of the shareholders, the Company appropriated RMB72 million to the statutory surplus reserve.  Such appropriation was recorded in the consolidated financial statements for the year ended 31 December 2012.

Appropriation of discretionary surplus reserve is proposed by the Board of Directors, and approved by the general meeting of shareholders.  This reserve can be used to make up any losses incurred in prior years or to increase the share capital after obtaining relevant approvals.  For the years ended 31 December 2011 and 2012, no provision was made to the discretionary surplus reserve.

According to the articles of association, distributable profit of the Company is derived based on the lower of amounts determined in accordance with (a) PRC GAAP and (b) IFRS.  The amount of distributable profit resulting from the current year operation for the year ended 31 December 2012 was approximately RMB5.51 billion (2011: RMB1.13 billion).  The cumulative balance of distributable profit as at 31 December 2012 was approximately RMB17.306 billion (2011: RMB12.372 billion).

21	Dividends

On 19 March 2013, the Board of Directors proposed a cash dividend of RMB0.21 per share, totaling approximately RMB2,952 million.  This proposal is subject to the approval of the shareholders at the annual general meeting.  These financial statements do not reflect this dividends payable, which will be accounted for in shareholders’ equity as an appropriation of retained earnings for the year ending 31 December 2013.

On 12 June 2012, upon the approval from the annual general meeting of the shareholders, the Company declared 2011 final dividend of RMB0.05 (2010 final: RMB0.20) per ordinary share, which totaled approximately RMB703 million (2010 final: RMB2,807 million).

22	Long-term loans

Long-term loans comprised the following:

	As of December 31,
	2012	2011

Loans from Huaneng Group (a)	800,000	800,000
Bank loans (b)	80,386,702	86,952,527
Other loans (c)	434,825	6,232,615

	81,621,527	93,985,142
Less: Current portion of long-term loans	(9,056,703)	(14,140,270)

Total	72,564,824	79,844,872

(a)	Loans from Huaneng Group

Details of loans from Huaneng Group of the Company and its subsidiaries are as follows:

	As at 31 December 2012
	Original currency	RMB equivalent	Less: Current portion	Non-current portion	Annual interest rate
	’000

Loans from Huaneng Group
Unsecured
RMB
- Fixed rate	800,000	800,000	800,000	-	4.05%-4.60%

	As at 31 December 2011
	Original currency	RMB equivalent	Less: Current portion	Non-current portion	Annual interest rate
	’000

Loans from Huaneng Group
Unsecured
RMB
- Fixed rate	800,000	800,000	-	800,000	4.05%-4.60%

22	Long-term loans (continued)

(b)	Bank loans

Details of bank loans of the Company and its subsidiaries are as follows:

	As at 31 December 2012
	Original currency	RMB equivalent	Less: Current portion	Non-current portion	Annual interest rate
	’000

Bank loans
Secured
US$
- Variable rate	2,462	15,478	-	15,478	2.74%
RMB
- Fixed rate	12,603,780	12,603,780	(1,057,020)	11,546,760	5.90%-6.55%
Unsecured
RMB
- Fixed rate	47,892,706	47,892,706	(6,266,734)	41,625,972	4.51%-7.05%
US$
- Fixed rate	13,026	81,875	(32,558)	49,317	6.36%
- Variable rate	677,738	4,259,924	(436,008)	3,823,916	0.54%-1.79%
S$
- Variable rate	2,924,883	14,896,139	(386,668)	14,509,471	2.15%
€
- Fixed rate	76,560	636,800	(77,715)	559,085	2.00%-2.15%

Total		80,386,702	(8,256,703)	72,129,999

	As at 31 December 2011
	Original currency	RMB equivalent	Less: Current portion	Non-current portion	Annual interest rate
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

As at 31 December 2012, a long-term loan of RMB97 million is secured by territorial waters use right with net book value amounting to RMB84.40 million (2011: a long-term loan of RMB78 million is secured by territorial waters use right with net book value amounting to RMB86.37 million ) (Note 15).

As at 31 December 2012, a long-term loan of RMB149 million is secured by certain property, plant and equipment (2011: RMB169 million) (Note 7).

As at 31 December 2012, long-term loans of RMB12,358 million are secured by future electricity revenue (2011:RMB13,094 million).

22	Long-term loans (continued)

(b)	Bank loans (continued)

As at 31 December 2011, long-term loans of a subsidiary of the Company of RMB234.65 million are secured by property, plant and equipment with net book value amounting to RMB332.43 million (Note 7) and future electricity revenue of the subsidiary of the Company.  These loans are also guaranteed by former shareholders of the subsidiary of the Company.  These loans were repaid in 2012.

As at 31 December 2011, a long-term loan of a subsidiary of the Company of RMB27.50 million is secured by listed shares held by a former shareholder of the subsidiary of the Company.  This loan was repaid in September 2012.

As at 31 December 2012, a long-term loan of a subsidiary of the Company of RMB15.48 million is secured by all assets of the subsidiary (2011: RMB4.70 million).

(c)	Other loans

Details of other loans of the Company and its subsidiaries are as follows:

	As at 31 December 2012
	Original	RMB	Less: Current	Non-current	Annual
	currency	equivalent	portion	portion	interest rate
	’000

Other loans
Unsecured
RMB
- Fixed rate	417,000	417,000	-	417,000	5.54%-5.84%
S$
- Variable rate	3,500	17,825	-	17,825	4.25%

Total		434,825	-	434,825

	As at 31 December 2011
	Original	RMB	Less: Current	Non-current	Annual
	currency	equivalent	portion	portion	interest rate
	’000

Other loans
Secured
RMB
- Fixed rate	800,000	800,000	(266,666)	533,334	6.65%
Unsecured
RMB
- Fixed rate	5,400,000	5,400,000	(5,100,000)	300,000	4.20%-6.65%
S$
- Variable rate	6,700	32,615	-	32,615	4.25%

Total		6,232,615	(5,366,666)	865,949

As at 31 December 2012, the balance of other long-term loans drawn from Huaneng Finance amounted to approximately RMB417 million (2011: RMB100 million) with annual interest rate of 5.54%-5.84% (2011: 4.86%-6.10%).

As at 31 December 2011, one of the long-term loans of RMB800 million is secured by right of income derived from four power generation units of the Company.  This loan was repaid in July 2012.

22	Long-term loans (continued)

(c)	Other loans (continued)

The maturity of long-term loans is as follows:

	Loans from Huaneng Group		Bank loans		Other loans
	As at 31 December		As at 31 December		As at 31 December
	2012	2011	2012	2011	2012	2011

1 year or less	800,000	-	8,256,703	8,773,604	-	5,366,666
More than 1 year but not more than 2 years	-	800,000	13,918,824	9,334,161	-	566,667
More than 2 years but no more than 3 years	-	-	7,496,615	15,290,895	417,000	266,667
More than 3 years but no more than 4 years	-	-	5,052,298	4,388,884	-	-
More than 4 years but not more than 5 years	-	-	7,166,031	5,452,849	-	-
More than 5 years	-	-	38,496,231	43,712,134	17,825	32,615

	800,000	800,000	80,386,702	86,952,527	434,825	6,232,615
Less: amount due within 1 year included under current liabilities	(800,000)	-	(8,256,703)	(8,773,604)	-	(5,366,666)

Total	-	800,000	72,129,999	78,178,923	434,825	865,949

The analysis of the above is as follows:

	As of December 31,
	2012	2011

Loans from Huaneng Group
- Wholly repayable within five years	800,000	800,000

Bank loans
- Wholly repayable within five years	20,775,428	27,610,488
- Not wholly repayable within five years	59,611,274	59,342,039

	80,386,702	86,952,527

Other loans
- Wholly repayable within five years	417,000	6,200,000
- Not wholly repayable within five years	17,825	32,615

Total	434,825	6,232,615

The interest payment schedule of long-term loans in the future years are summarized as follows:

	As of December 31,
	2012	2011

1 year or less	3,954,794	4,538,592
More than 1 year but not more than 2 years	3,588,277	3,902,337
More than 2 years but not more than 5 years	7,190,622	7,849,009
More than 5 years	7,597,486	9,147,103

Total	22,331,179	25,437,041

23	Long-term bonds

The Company issued bonds with maturity of 5 years, 7 years and 10 years in December 2007 with face values of RMB1 billion, RMB1.7 billion and RMB3.3 billion bearing annual interest rates of 5.67%, 5.75% and 5.90%, respectively.  The total actual proceeds received by the Company were approximately RMB5.885 billion.  These bonds are denominated in RMB and issued at par.  Interest is payable annually while principal will be paid when the bonds fall due.  The annual effective interest rates of those bonds are 6.13%, 6.10% and 6.17%, respectively.  Interest paid per annum during the tenure of the bonds are RMB57 million, RMB98 million and RMB195 million, respectively.  As at 31 December 2012, the bond with original maturity of 5 years had matured and the Company repaid the principal of RMB1 billion.  As at 31 December 2012, interest payable for these bonds amounted to approximately RMB5.61 million (2011: RMB6.79 million).

The Company also issued bonds with maturity of 10 years in May 2008 with face value of RMB4 billion bearing annual interest rate of 5.20%.  The actual proceeds received by the Company were approximately RMB3.933 billion.  These bonds are denominated in RMB and issued at par.  Interest is payable annually while principal will be paid when the bonds fall due.  The annual effective interest rate of bond is 5.42%.  Interest paid per annum during the tenure of the bonds is RMB208 million.  As at 31 December 2012, interest payable for these bonds above amounted to approximately RMB135.06 million (2011: RMB134.19 million).

Please refer to Note 34(c) for details of long-term bonds of the Company guaranteed by HIPDC and government-related banks.

The Company issued medium-term notes with maturity of 5 years in May 2009 with face value of RMB4 billion bearing annual interest rate of 3.72%.  The actual proceeds received by the Company were approximately RMB3.940 billion.  These notes are denominated in RMB and issued at par.  Interest is payable annually while principal will be paid when the notes fall due.  The annual effective interest rate of these notes is 4.06%.  Interest paid per annum during the tenure of the notes is RMB149 million.  As at 31 December 2012, interest payable for these notes above amounted to approximately RMB94.17 million (2011: RMB94.17 million).

The Company issued non-public debt financing instrument with maturity of 5 years in November 2011 with face value of RMB5 billion bearing an annual interest rate of 5.74%.  The actual proceeds received by the Company were approximately RMB4.985 billion.  These bonds are denominated in RMB and issued at par.  Interest is payable annually while principal will be paid when the bonds fall due.  The annual effective interest rate of bond is 6.04%.  Interest paid per annum during the tenure of the bonds is RMB302 million.  As at 31 December 2012, interest payable for these bonds above amounted to approximately RMB45.61 million (2011: RMB42.34 million).

The Company issued non-public debt financing instrument with maturity of 3 years in January 2012 with face value of RMB5 billion bearing an annual interest rate of 5.24%.  The actual proceeds received by the Company were approximately RMB4.985 billion.  These bonds are denominated in RMB and issued at par.  Interest is payable annually while principal will be paid when the bonds fall due.  The annual effective interest rate of bond is 5.54%.  Interest paid per annum during the tenure of the bonds is RMB277 million.  As at 31 December 2012, interest payable for these bonds above amounted to approximately RMB259.14 million.

24	Other non-current liabilities

	As of December 31,
	2012	2011

Environmental subsidies (a)	673,686	691,253
Security deposits	129,928	111,117
Finance lease payables	95,886	-
Government grants and others	347,964	186,987

Total	1,247,464	989,357

(a)	Such grants represented primarily subsidies for the construction of desulphurization equipment and other environmental protection projects.

In 2012, the government grants and environmental subsidies which were credited to the statement of comprehensive income amounted to RMB101.89 million (2011: RMB81.91 million).

25	Accounts payable and other liabilities

Accounts payable and other liabilities comprised:

	As of December 31,
	2012	2011

Accounts and notes payable	7,354,260	9,122,537
Amounts received in advance	990,355	950,321
Payables to contractors for construction	7,692,036	10,669,533
Other payables to contractors	832,889	1,615,101
Consideration payables for acquisitions	11,136	155,903
Accrued interests	897,839	687,427
Accrued pollutants discharge fees	87,071	94,705
Accrued water-resources fees	17,299	18,950
Accrued service fee of intermediaries	33,992	49,014
Capacity quota payables	39,935	361,440
Security deposits	94,611	72,020
Provisions (a)	157,263	-
Others	1,784,215	1,971,048

Total	19,992,901	25,767,999

Please refer to Note 34 for details of accounts payable and other liabilities due to the related parties.

As at 31 December 2012, notes payable of RMB2 million (2011: RMB11 million) were secured by notes receivable of the Company and its subsidiaries with net book value amounting to RMB3 million (2011: RMB15 million) (Note 18).

(a)
In 2012, a provision of RMB157 million was made, due to a legal claim by a vendor of the Company’s subsidiary.  The outcome of this legal claim is not expected to give rise to any significant loss beyond the amount provided as at 31 December 2012.

25	Accounts payable and other liabilities (continued)

The carrying amounts of financial liabilities included in accounts payable and other liabilities of the Company and its subsidiaries are denominated in the following currencies:

	As of December 31,
	2012	2011

RMB	17,113,815	22,716,685
S$ (RMB equivalent)	1,086,111	886,056
US$ (RMB equivalent)	744,619	1,137,516
JPY (RMB equivalent)	58,001	77,412
EUR (RMB equivalent)	-	9

Total	19,002,546	24,817,678

The ageing analysis of accounts and notes payable was as follows:

	As of December 31,
	2012	2011

Accounts and notes payable
Within 1 year	7,287,106	9,018,743
Between 1 to 2 years	51,847	83,275
Over 2 years	15,307	20,519

Total	7,354,260	9,122,537

26	Taxes payable

	As of December 31,
	2012	2011

VAT payable	337,649	304,600
Income tax payable	788,623	503,252
Others	149,158	210,689

Total	1,275,430	1,018,541

27	Short-term bonds

The Company issued unsecured short-term bonds with face values of RMB5 billion, RMB5 billion and RMB5 billion bearing annual interest rates of 4.41%, 4.42% and 4.58% in April 2012, November 2012 and December 2012, respectively.  Such bonds are denominated in RMB, issued at face value and mature in 365 days from the issuance dates.  The annual effective interest rates of these bonds are 4.83%, 4.84% and 5.00%, respectively.  As at 31 December 2012, interest payables for these bonds above amounted to approximately RMB155.86 million, RMB33.30 million and RMB13.80 million, respectively.

27	Short-term bonds (continued)

The Company issued unsecured super short-term debentures with face values of RMB5 billion, RMB5 billion, RMB5 billion and RMB5 billion bearing annual interest rates of 3.35%, 3.32%, 3.70% and 3.99% in June 2012, July 2012, August 2012 and September 2012, respectively.  Such bonds are denominated in RMB, issued at face value and mature in 270 days from the issuance dates.  The annual effective interest rates of these bonds are 3.76%, 3.73%, 4.11% and 4.40%, respectively.  As at 31 December 2012, interest payables for these bonds above amounted to approximately RMB95.91 million, RMB79.13 million, RMB75.26 million and RMB63.75 million, respectively.

The Company issued unsecured short-term bonds with face values of RMB5 billion and RMB5 billion bearing annual interest rates of 3.95% and 6.04% in January 2011 and September 2011, respectively.  Such bonds are denominated in RMB, issued at face value and mature in 365 days and 366 days from the issuance dates, respectively.  The annual effective interest rates of these bonds are 4.37% and 6.47%, respectively.  These short-term bonds were fully repaid in January 2012 and September 2012, respectively.

28	Short-term loans

Short-term loans are as follows:

	As at 31 December 2012			As at 31 December 2011
	Original	RMB	Annual	Original	RMB	Annual
	currency	equivalent	interest rate	currency	equivalent	interest rate
	’000			’000

Secured
RMB
- Fixed rate	6,520,000	6,520,000	5.04%-5.40%	2,490,401	2,490,401	4.13%-7.13%
- Fixed rate-discounted notes receivable	21,250	21,250	6.08%-6.30%	59,757	59,757	4.32%-8.52%

		6,541,250			2,550,158

Unsecured
RMB
- Fixed rate	20,900,826	20,900,826	5.04%-6.56%	41,429,042	41,429,042	4.00%-7.22%

Total		27,442,076			43,979,200

As at 31 December 2012, short-term loans of RMB6,250 million (2011: RMB2,490 million) were secured by accounts receivable of the Company and its subsidiaries with net book value amounting to RMB6,319 million (2011: RMB2,771 million).

As at 31 December 2012, short-term loans of a subsidiary of the Company of RMB270 million are secured by future electricity revenue of the subsidiary of the Company (2011: nil).

As at 31 December 2012, short-term loans of RMB21.25 million (2011: RMB59.76 million) represented the notes receivable that were discounted with recourse.  As these notes receivable have not yet matured, the proceeds received were recorded as short-term loans.

As at 31 December 2012, short-term loans from Huaneng Finance amounted to RMB1,315 million (2011: RMB1,465 million).  For the year ended 31 December 2012, the annual interest rates for these loans ranged from 5.40% to 6.00% (2011: 4.78% to 6.56%).

28	Short-term loans (continued)

As at 31 December 2011, short-term loans from Xi’an Thermal Power Research Institute Co., Ltd. (“Xi’an Thermal”) amounted to RMB70 million with an annual interest of 6.89%.  These loans were repaid in 2012.

As at 31 December 2012, a short-term loan from China Huaneng Group Clean Energy Technology Research Institute Co., Ltd.(“Huaneng Clean Energy”) amounted to RMB120 million (2011: RMB100 million).  For the 12 months ended 31 December 2012, the annual interest rate for this loan is 5.40% (2011: 6.56%).

As at 31 December 2011, short-term loans from Huaneng Guicheng Trust Co., Ltd. (“Huaneng Guicheng Trust”) amounted to RMB4,500 million.  For the year ended 31 December 2011, the annual interest rates for these loans ranged from 4.56% to 7.22%.  These loans were repaid in 2012.

As at 31 December 2012, a short-term loan from Huaneng Shandong Power Limited Company (“Shandong Power Limited”) amounted to RMB50 million with annual interest rate of 6.00% (2011: nil).

29	Deferred income tax assets and liabilities

Periods which deferred income tax assets and liabilities are expected to recover and realize are as follows:

	As of December 31,
	2012	2011

Deferred income tax assets:
- Deferred income tax assets to be recovered after more than 12 months	1,084,890	899,439
- Deferred income tax assets to be recovered within 12 months	222,012	309,893

	1,306,902	1,209,332

Deferred income tax liabilities:
- Deferred income tax liabilities to be settled after more than 12 months	(2,719,101)	(2,563,755)
- Deferred income tax liabilities to be settled within 12 months	(67,143)	(112,333)

	(2,786,244)	(2,676,088)

	(1,479,342)	(1,466,756)

29	Deferred income tax assets and liabilities (continued)

The offset amounts of deferred income tax assets and liabilities are as follows:

	As of December 31,
	2012	2011

Deferred income tax assets	532,387	526,399
Deferred income tax liabilities	(2,011,729)	(1,993,155)

	(1,479,342)	(1,466,756)

The gross movement on the deferred income tax accounts is as follows:

	2012	2011

Beginning of the year	(1,466,756)	(1,293,912)
Acquisitions	-	(379,084)
Adjustment on 2011 acquisitions (Note 14)	(134,460)	-
Credited/(charged) to profit or loss (Note 31)	148,668	(39,469)
Credited/(charged) to other comprehensive income/(loss)	34,556	173,343
Currency translation differences	(61,350)	69,197
Disposal of a subsidiary	-	3,169

End of the year	(1,479,342)	(1,466,756)

29	Deferred income tax assets and liabilities (continued)

The movements in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdictions, are as follows:

Deferred income tax assets:

						VAT refunds
						on purchases
		Amortization	Provision for			of domestically
	Hedging	of land	impairment		Accrued	manufactured	Unused
	reserve	use rights	loss	Depreciation	expenses	equipment	tax losses	Others	Total

As at 1 January 2011	20,540	15,798	210,994	74,506	158,590	352,475	167,304	202,290	1,202,497

Acquisitions	-	-	538	68,453	-	-	9,525	1,787	80,303
(Charged)/credited to profit or loss	(229)	(351)	10,427	14,076	(110,648)	(21,550)	(37,043)	106	(145,212)
Credited to other comprehensive income	74,859	-	-	-	-	-	-	-	74,859
Currency translation differences	(2,512)	-	(3)	(145)	-	-	-	(455)	(3,115)

As at 31 December 2011	92,658	15,447	221,956	156,890	47,942	330,925	139,786	203,728	1,209,332
(Charged)/credited to profit or loss	(4)	(368)	(34,344)	(21,309)	(1,894)	(24,056)	(6,796)	115,811	27,040
Credited to other comprehensive income	67,395	-	-	-	-	-	-	-	67,395
Currency translation differences	2,405	-	15	125	-	-	-	590	3,135

As at 31 December 2012	162,454	15,079	187,627	135,706	46,048	306,869	132,990	320,129	1,306,902

29	Deferred income tax assets and liabilities (continued)

Deferred income tax liabilities:

			Amortization		Power		Territorial
	Hedging	Fair value	of land		generation	Mining	waters
	reserve	gains	use rights	Depreciation	licence	rights	use right	Others	Total

As at 1 January 2011	(20,575)	(259,543)	(429,326)	(1,057,195)	(693,694)	-	-	(36,076)	(2,496,409)
Acquisitions	-	-	(39,102)	(171,880)	-	(162,400)	(86,005)	-	(459,387)
Credited/(charged) to profit or loss	-	-	27,511	124,668	-	-	519	(46,955)	105,743
Credited to other comprehensive income	20,575	77,909	-	-	-	-	-	-	98,484
Currency translation differences	-	-	3,067	35,207	34,038	-	-	-	72,312
Disposal of a subsidiary	-	-	2,619	550	-	-	-	-	3,169

As at 31 December 2011	-	(181,634)	(435,231)	(1,068,650)	(659,656)	(162,400)	(85,486)	(83,031)	(2,676,088)

Adjustment on 2011 acquisitions	-	-	(8,303)	(17,890)	-	(108,267)	-	-	(134,460)
(Charged)/credited to profit or loss	-	-	22,582	120,146	-	-	519	(21,619)	121,628
Charged to other comprehensive income	-	(32,839)	-	-	-	-	-	-	(32,839)
Currency translation differences	-	-	(2,747)	(31,220)	(30,518)	-	-	-	(64,485)

As at 31 December 2012	-	(214,473)	(423,699)	(997,614)	(690,174)	(270,667)	(84,967)	(104,650)	(2,786,244)

29	Deferred income tax assets and liabilities (continued)

As at 31 December 2012 and 2011, taxable temporary differences relating to interest in equity method investees amounted to RMB2.03 billion and RMB1.96 billion respectively.  No deferred tax liabilities were recognized as at 31 December 2012 and 2011 as dividends from these investees to the Company is exempted from the PRC income tax and the Company has no plan to dispose any of these investees in the foreseeable future.

In accordance with the accounting policy set out in Note 2(s), the Company and its subsidiaries did not recognize deferred income tax assets in respect of accumulated tax losses that can be carried forward against future taxable income.  The expiry dates of such tax losses for which no deferred income tax assets were recognized are summarized as follows:

	As of December 31,
	2012	2011

Year of expiry
2012	-	2,432
2013	837,456	1,185,791
2014	581,380	581,380
2015	938,601	938,601
2016	1,703,980	1,578,516
2017	1,934,582	-

	5,995,999	4,286,720

30	Additional financial information on balance sheets

As at 31 December 2012, the net current liabilities of the Company and its subsidiaries amounted to approximately RMB57,508 million (2011: RMB60,180 million) and total assets less current liabilities were approximately RMB165,506 million (2011: RMB160,818 million).

31	Income tax expense

	For the year ended 31 December
	2012	2011	2010

Current income tax expense	2,659,038	829,458	1,060,362
Deferred income tax	(148,668)	39,469	(217,687)

	2,510,370	868,927	842,675

31	Income tax expense (continued)

The reconciliation of the effective income tax rate from the notional income tax rate is as follows:

	For the year ended 31 December
	2012	2011	2010

Notional tax on profit before income tax expense, calculated at the applicable income tax rates in the countries concerned	24.28%	18.43%	22.05%
Tax credit relating to domestically manufactured equipment*	-	-	(5.07%)
Effect of tax losses not recognized	3.28%	22.67%	4.55%
Effect of the tax rate differential on deferred income tax balance	-	0.41%	(0.73%)
Effect of non-taxable income	(1.95%)	(9.78%)	(4.01%)
Effect of non-deductible expenses	2.67%	10.70%	3.51%
Others	-	(0.05%)	(0.06%)

Effective tax rate	28.28%	42.38%	20.24%

*	This represented tax credit granted to certain power plants on their purchases of certain domestically manufactured equipment upon the approvals of respective tax bureaus.

Effective from 1 January 2008, under the Corporate Income Tax Law of PRC which was passed by the National People’s Congress on 16 March 2007, the PRC’s statutory income tax rate is 25%.  The Company and its PRC branches and subsidiaries are subject to income tax at 25%, except for certain PRC branches and subsidiaries that are taxed at preferential tax rates ranging from 0% to 15%.

Pursuant to Guo Shui Han [2009] No. 33, starting from 1 January 2008, the Company and its PRC branches calculate and pay income tax on a consolidated basis according to relevant tax laws and regulations.  The original regulation specifying locations for power plants and branches of the Company to make enterprise income tax payments was abolished.  The income tax of subsidiaries remains to be calculated individually based on their individual operating results.

The income tax rate applicable to Singapore subsidiaries is 17% (2011: 17%).

32	Earnings per share

The basic earnings per share is calculated by dividing the consolidated net profit attributable to the equity holders of the Company by the weighted average number of the Company’s outstanding ordinary shares during the year:

	2012	2011	2010

Consolidated net profit attributable to equity holders of the Company	5,512,454	1,180,512	3,347,985
Weighted average number of the Company’s outstanding ordinary shares	14,055,383	14,055,383	12,107,438
Basic and diluted earnings per share (RMB)	0.39	0.08	0.28

There was no dilutive effect on earnings per share since the Company had no dilutive potential ordinary shares for the years ended 31 December 2012, 2011 and 2010.

33	Notes to consolidated statement of cash flows

Bank balances and cash comprised the following:

	As at 31 December
	2012	2011	2010

Restricted cash	119,110	117,233	121,471
Cash and cash equivalents	10,505,387	8,552,782	9,426,437

Total	10,624,497	8,670,015	9,547,908

The bank balances and cash of the Company and its subsidiaries are denominated in the following currencies:

	As at 31 December
	2012	2011	2010

RMB	7,935,202	5,040,151	4,432,568
S$ (RMB equivalent)	2,142,873	2,935,792	1,887,958
US$ (RMB equivalent)	545,514	693,823	1,208,447
JPY (RMB equivalent)	404	248	6,557
HK$ (RMB equivalent)	504	1	2,012,378

Total	10,624,497	8,670,015	9,547,908

There is no material non-cash investing and financing transaction for the year ended 31 December 2012 and 2011.  For the year ended 31 December 2010, the material non-cash transaction included the transfer property, plants and equipment under a finance lease arrangement.

Undrawn borrowing facilities

As at December 2012, the Company and its subsidiaries had undrawn borrowing facilities amounting to approximately RMB89.81 billion (2011:RMB90.96 billion).  Management drawdowns the available facilities in accordance with the level of working capital and/or planned capital expenditures of the Company and its subsidiaries.

34	Related party balances and transactions

The related parties of the Company and its subsidiaries that had transactions with the Company and its subsidiaries are as follows:

Names of related parties	Nature of relationship

Huaneng Group	Ultimate parent company
HIPDC	Parent company
Huaneng Property Co., Ltd.	A Subsidiary of Huaneng Group
Xi’an Thermal and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Energy & Communications Holdings Co., Ltd. and its subsidiaries (“HEC and its subsidiaries”)	Subsidiaries of Huaneng Group
Shandong Power Limited and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Renewables Corporation Limited (“Huaneng Renewables”)	A subsidiary of Huaneng Group
Huaneng Guicheng Trust	A subsidiary of Huaneng Group
Huaneng Hulunbeier Energy Development Company Ltd. (“Hulunbeier Energy”)	A subsidiary of Huaneng Group
Huaneng Suzhou Thermoelectric Power Company Ltd.	A subsidiary of Huaneng Group
Alltrust Insurance Company of China Limited	A subsidiary of Huaneng Group
Huaneng Tibet Power Generation Co., Ltd.	A subsidiary of Huaneng Group
Huaneng Wuhan Power Co., Ltd.	A subsidiary of Huaneng Group
North United Power Coal Transportation and Marketing Co., Ltd. (“North United Power”)	A subsidiary of Huaneng Group
Huaneng Group Technology Innovation Center	A subsidiary of Huaneng Group
Huaneng Chaohu Power Generation Co., Ltd.	A subsidiary of HIPDC
Gansu Huating Coal and Power Co., Ltd. (“Huating Coal and Power”)	A subsidiary of Huaneng Group
Huaneng Shanxi Qinling Power Co., Ltd.	A subsidiary of Huaneng Group
Huaneng Clean Energy	A subsidiary of Huaneng Group
Huaneng Jilin Power Generation Co., Ltd. (“Huaneng Jilin Company”)	A subsidiary of Huaneng Group
China Huaneng Group Hongkong Company Limited	A subsidiary of Huaneng Group
Huaneng Anyuan Power Generation Co., Ltd.	A subsidiary of HIPDC
Huaneng Xinjiang Energy Development Co., Ltd.	A subsidiary of Huaneng Group
Huaneng Henan Zhongyuan Gas Power Generation Co., Ltd.	A subsidiary of Huaneng Group
Zhejiang Southeast Electric Power Co., Ltd.	A subsidiary of Huaneng Group
Qinhuangdao Ruigang Coal Logistics Co., Ltd. (“Ruigang Coal”)	A subsidiary of Huaneng Group
China Huaneng Group Fuel Co., Ltd. (“Fuel Company”)	A subsidiary of Huaneng Group
Huaneng Ruijin Power Generation Co., Ltd.	A subsidiary of HIPDC
Rizhao Power Company	An associate of the Company and also a subsidiary of Huaneng Group
Huaneng Finance	An associate of the Company and also a subsidiary of Huaneng Group
Jinling CCGT	An associate of the Company
Coal Gasification Co.	An associate of the Company and also a subsidiary of Huaneng Group

34	Related party balances and transactions (continued)

Names of related parties	Nature of relationship

Huaneng Sichuan Hydropower Co., Ltd.	An associate of the Company and also a subsidiary of Huaneng Group
Lime Company	An associate of a subsidiary and also a subsidiary of Huaneng Group
Shanghai Time Shipping	A jointly controlled entity of the Company
Jiangsu Nantong Power Generation Co., Ltd.	A jointly controlled entity of the Company
Subsidiaries of Jiangsu Province Guoxin Asset Management Group Limited Company (“Jiangsu Guoxin”)*	A minority shareholder of the Company’s subsidiaries
Government-related enterprises**	Related parties of the Company

*
The director of the Company, Mr. Xu Zujian also serves as the Vice President of Jiangsu Guoxin.  Meanwhile, Jiangsu Guoxin holds 30%, 26.36%, 30% and 21% equity interest of Huaneng Nantong Power Generation Limited Liability Company, Huaneng Huaiyin II Power Limited Company, Huaneng Nanjing Jinling Power Co., Ltd. and Jinling CCGT, respectively.

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

In addition to the related party information shown elsewhere in these financial statements, the following is a summary of significant related party transactions entered into in the ordinary course of business between the Company and its subsidiaries and their related parties during the year and significant balances arising from related party transactions as at year end.

34	Related party balances and transactions (continued)

(a)	Related party balances

(i)	Cash deposits in a related party

	As of December 31,
	2012	2011

Deposits in Huaneng Finance
- Savings deposit	3,662,365	2,272,799

For the year ended 31 December 2012, the annual interest rates for these savings deposits placed with Huaneng Finance ranged from 0.35% to 1.49% (2011: from 0.36% to 1.49%).

(ii)	As described in Note 22 and 28, certain loans of the Company and its subsidiaries were borrowed from Huaneng Group, Huaneng Finance, Xi’an Thermal, Huaneng Clean Energy and Huaneng Guicheng Trust.

(iii)
All balances with Huaneng Group, HIPDC, subsidiaries, associates, jointly controlled entities and other related parties are unsecured, non-interest bearing and receivable/repayable within one year.  As at and for the years ended 31 December 2012 and 2011, no provision is made on receivable balances from these parties

Other receivables and assets comprised the following balances due from related parties:

	As of December 31,
	2012	2011

Accounts receivable from other related parties	44,998	-
Prepayments to associates	152,891	321,678
Prepayments to a joint controlled entity	50,000	-
Prepayments to other related parties	9,759	3,266
Other receivables from subsidiaries	-	-
Other receivables from other related parties	205,269	143,402
Other receivables from Huaneng Group	38	37

Total	462,955	468,383

(iv)	Accounts payable and other liabilities comprised the following balances due to related parties:

	As of December 31,
	2012	2011

Due to Huaneng Group	10,685	1,445
Due to HIPDC	28,052	27,425
Due to subsidiaries	-	-
Due to associates	13,414	43,271
Due to a joint controlled entity	272,684	209,983
Due to other related parties	827,157	658,477

Total	1,151,992	940,601

34	Related party balances and transactions (continued)

(a)	Related party balances (continued)

(v)
As at 31 December 2012, included in long-term loans (including current portion) and short-term loans are loans payable to other government-related enterprises amounting to RMB106 billion (2011: RMB129 billion).

The balances with government-related enterprises also included substantially all the accounts receivable of domestic power plants from government-related power grid companies, most of the bank deposits which are placed in government-related financial institutions as well as accounts payables and other payables arising from the purchases of coal and property, plant and equipment construction and related labor employed with other government-related enterprises.  Except for bank deposits, these balances are unsecured, non-interest bearing and the majority of receivable/repayable is within one year.

(b)	Related party transactions

	For the year ended 31 December
	2012	2011	2010

Huaneng Group
Interest expense on long-term loans	(23,955)	(36,220)	(34,674)
Acquisition of 30% equity interest in Hainan Nuclear Power	-	-	(174,000)
Training fees	(22)	(37)	-

HIPDC
Service fees expenses on transmission and transformer facilities	(140,771)	(140,771)	(140,771)
Rental charge on land use rights of Huaneng Nanjing Power Plant	(1,657)	(1,334)	(1,334)
Rental charge on office building	-	(450)	(9,267)

Huaneng Finance
Drawdown of short-term loans	3,555,000	4,115,000	605,000
Drawdown of long-term loans	417,000	-	-
Interest expense on short-term loans	(174,930)	(51,668)	(17,714)
Interest expense on long-term loans	(12,338)	(11,235)	(11,355)

Huaneng New Energy
Interest expense on long-term loans	-	-	(3,922)
Agency fee on CDM projects	(1,200)	(200)	(700)

HEC and its subsidiaries
Purchase of coal and service fee occurred for transportation	(611,474)	(404,257)	(1,995,787)
Purchase of equipment	(82,685)	(204,207)	(596,234)
Purchase of materials	(3,994)	-	-
Acquisition of 50% equity interest in Shanghai Time Shipping	-	-	(1,058,000)

34	Related party balances and transactions (continued)

(b)	Related party transactions (continued)

	For the year ended 31 December
	2012	2011	2010

Lime Company
Purchase of lime	(116,741)	(112,157)	(104,636)

Xi’an Thermal and its subsidiaries
Technical services and industry-specific technological project contracting services obtained	(166,520)	(156,997)	(207,779)
Purchase of equipment	(170,741)	(47,499)	(101,483)
Drawdown of short-term loans	100,000	70,000	-
Interest expense on short-term loans	(4,347)	(2,197)	-

Hulunbeier Energy
Purchase of coal	(970,328)	(676,184)	(839,462)

Rizhao Power Company
Purchase of coal	(1,795,217)	(2,119,430)	(2,079,342)
Sales of electricity	2,372	2,743	-
Purchase of materials	(47,235)	(44,084)	(49,513)
Purchase of electricity	(6,160)	(4,822)	(4,443)
Sales of coal	202,819	524,979	119,757
Rental charge on lease of cetain property, plant and equipment	(16,228)	(13,337)	-
Purchase of power generation quota	(30,396)	-	-

Huaneng Hainan Power Co.,Ltd.
Sales of coal	-	-	71,526

Huaneng Suzhou Thermoelectric Power Company Ltd.
Sales of coal	31,682	70,338	90,593

Huaneng Wuhan Power Co., Ltd.
Sales of coal	88,694	144,844	34,049

Huaneng Ruijin Power Generation Co., Ltd.
Sales of coal	206,731	238,297	681,372

Huaneng Property Co., Ltd.
Rental charge on office building	(95,595)	(96,485)	(65,295)

Hebei Huaneng Industrial Development Limited Liability Company
Purchase of coal	-	-	(8,185)

34	Related party balances and transactions (continued)

(b)	Related party transactions (continued)

	For the year ended 31 December
	2012	2011	2010

North United Power
Purchase of coal	(100,364)	(196,430)	(21,755)

Inner Mongolia Power Fuel Co., Ltd.
Purchase of coal	-	-	(68,666)

Huating Coal and Power
Purchase of coal	(1,658,401)	(2,364,518)	(1,463,619)

Huaneng Heilongjiang Power Generation Co., Ltd.
Service fee relating to the purchase of equipment	-	-	(520)

Huaneng Guicheng Trust
Drawdown of short-term loans	-	4,500,000	3,180,000
Interest expense on short-term loans	(157,610)	(246,747)	(55,150)

Huaneng Jinan Huangtai Power Generation Co., Ltd.
Purchase of power generation quota	-	-	(7,685)

Alltrust Insurance Company of China Limited
Premiums for property insurance	(148,525)	(158,937)	(138,208)

Huaneng Tibet Power Generation Co., Ltd.
Labor service	-	190	877
Purchase of vehicles	-	-	(2,118)

Huaneng Group Technology Innovation Center
Technical services and industry-specific technological project contracting services obtained	(21,480)	(27,750)	(47,210)

Shanghai Time Shipping
Purchase of coal	(717,159)	(93,290)	-
Service fee paid for transportation	(715,460)	(1,618,548)	-
Purchase of assets	(88,889)	-	-

Huaneng Chaohu Power Generation Co., Ltd.
Sales of coal	-	24,675	-

34	Related party balances and transactions (continued)

(b)	Related party transactions (continued)

	For the year ended 31 December
	2012	2011	2010

Fuel Company
Purchase of coal	(658,317)	(497,806)	-
Sales of coal	27,593	-	-
Service fee	8,971	-	-

Huaneng Shanxi Qinling Power Co., Ltd.
Purchase of capacity quota	-	(244,000)	-

Huaneng Clean Energy
Drawdown of short-term loans	120,000	100,000	-
Interest expense on short-term loans	(5,784)	(1,257)	-
Service fee	(540)	-	-

Huaneng Jilin Company
Transfer of 100% equity interest in Huaneng Jilin Biological Power Generation Limited company	-	106,303	-

Jinling CCGT
Lending of short-term loans	-	(100,000)	-
Interest income on short-term loans	2,849	-	-
Entrusted management fee	38,810	-	-

Coal Gasification Co.
Advance from Coal Gasification Co.	-	1,310	-

Huaneng Henan Zhongyuan Gas Power Generation Co., Ltd.
Purchase of power generation quota	(49,500)	-	-

Huaneng Xinjiang Energy Development Co., Ltd.
Sales of assets	8,900	-	-

Zhejiang Southeast Electric Power Co., Ltd.
Purchase of power generation quota	(37,744)	-	-

Huaneng Anyuan Power Generation Co., Ltd.
Training Fee	(319)	-	-
Provision of entrusted power generation	235,195	-	-

34	Related party balances and transactions (continued)

(b)	Related party transactions (continued)

	For the year ended 31 December
	2012	2011	2010

Shandong Power Limited and its subsidiaries
Purchase of power generation quota	(138,484)	-	-
Purchase of materials	(159)	-	-
Purchase of coal	(957,275)	-	-
Drawdown of short-term loans	50,000	-	-
Interest expense on short-term loans	(867)	-	-
Sales of coal	-	29,892	-
Sales of fuel	-	127	-
Advance from Dongying New Energy	-	2,942	-

Jiangsu Nantong Power Generation Co., Ltd.
Transfer of assets (Note 7)	1,034,777	-	-

Ruigang Coal
Rental Revenue	4,539	-	-

Subsidiaries of Jiangsu Guoxin
Provision of entrusted power generation	163,512	-	-

For the years ended 31 December 2012, 2011 and 2010, the Company provided management service to certain power plants owned by Huaneng Group and HIPDC.  The Company did not receive any management fee.  At the same time, Shandong Power Limited provided management services to certain branches and subsidiaries of the Company which are located in Shandong Province.  The Company did not pay any management fee for such arrangements.

Transactions with government-related enterprises

For the years ended 31 December 2012, 2011 and 2010, the Company and its domestic power subsidiaries sold substantially all their products to local government-related power grid companies.  Please refer to Note 5 for details of sales information to major power grid companies.  The Company and its domestic subsidiaries maintained most of its bank deposits in government-related financial institutions while lenders of most of the Company and its subsidiaries’ loans are also government-related financial institutions.

For the years ended 31 December 2012, 2011 and 2010, other collectively-significant transactions with government-related enterprises also included a large portion of fuel purchases, property, plant and equipment construction and related labor employed.

34	Related party balances and transactions (continued)

(c)	Guarantees

	As of December 31,
	2012	2011

(i) Long-term loans guaranteed by
- Huaneng Group	532,508	631,733
- HIPDC	2,000,000	2,113,228
(ii) Long-term bonds guaranteed by
- HIPDC	4,000,000	4,000,000
- Government-related banks	5,000,000	6,000,000

(d)	Pre-tax benefits and social insurance of key management personnel

	For the year ended 31 December
	2012	2011	2010

Salaries	7,572	7,272	7,579
Pension	1,043	1,033	1,039

Total	8,615	8,305	8,618

(e)	Related party commitments

Related party commitments which were contracted but not recognized in balance sheet as at balance sheet dates are as follows:

(i)	Capital commitments

	As of December 31,
	2012	2011

Xi’an Thermal and its subsidiaries	213,444	91,906
HEC and its subsidiaries	14,679	159,168

	228,123	251,074

(ii)	Fuel purchase and transportation commitments

	As of December 31,
	2012	2011

Shanghai Time Shipping	181,544	15,040
Fuel Company	24,986	5,777
HEC and its subsidiaries	113,463	50,519
Huating Coal and Power	409,680	618,572
North United Power	11,276	5,959
Hulunbeier Energy	4,849	1,545,872
Shandong Power Limited and its subsidiaries	62,310	-

	808,108	2,241,739

34	Related party balances and transactions (continued)

(e)	Related party commitments (continued)

(iii)	Operating lease commitments

	As of December 31,
	2012	2011

HIPDC	59,647	49,365
Huaneng Property Co., Ltd.	125,439	61,251

	185,086	110,616

35	Labor cost

Other than the salaries and staff welfare, the labor cost of the Company and its subsidiaries mainly comprises the following:

All PRC employees of the Company and its subsidiaries are entitled to a monthly pension upon their retirements.  The PRC government is responsible for the pension liability to these employees on retirement.  The Company and its subsidiaries are required to make contributions to the publicly administered retirement plan for their PRC employees at a specified rate, currently set at 14% to 22% (2011 and 2010: 14% to 22% and 14% to 22%) of the basic salary of the PRC employees.  The retirement plan contributions paid by the Company and its subsidiaries for the year ended 31 December 2012 were approximately RMB487 million (2011 and 2010: RMB466 million and RMB394 million), including approximately RMB474 million (2011 and 2010: RMB448 million and RMB382 million) charged to profit or loss.

In addition, the Company and its subsidiaries have also implemented a supplementary defined contribution retirement scheme for PRC employees.  Under this scheme, the employees are required to make a specified contribution based on the number of years of service with the Company and its subsidiaries, and the Company and its subsidiaries are required to make a contribution equal to two to four times the employees’ contributions.  The employees will receive the total contributions upon their retirement.  For the year ended 31 December 2012, the contributions to supplementary defined contribution retirement scheme paid by the Company and its subsidiaries amounted to approximately RMB138 million (2011 and 2010: RMB135 million and RMB114 million), including approximately RMB134 million (2011 and 2010: RMB130 million and RMB110 million) charged to profit or loss.

SinoSing Power and its subsidiaries in Singapore appropriate a specified rate, currently set at 6.5% to 16% (2011 and 2010: 5% to 16% and 5% to 15%) of the basic salary to central provident funds in accordance with the local government regulations.  The contributions paid by SinoSing Power and its subsidiaries for the year ended 31 December 2012 were approximately RMB17.10 million (2011 and 2010: RMB18.91 million and RMB11.98 million), all of which were charged to profit or loss.

The Company and its subsidiaries have no further obligation for post-retirement benefits beyond the annual contributions made above.

35	Labor cost (continued)

In addition, the Company and its subsidiaries also make contributions of housing funds and social insurance to the social security institutions at specified rates of the basic salary and no more than the upper limit.  The housing funds and social insurance contributions paid by the Company and its subsidiaries were charged to the costs or expenses, the amounts of which for the year ended 31 December 2012 were approximately RMB377 million (2011 and 2010: RMB332 million and RMB276 million) and RMB397 million (2011 and 2010: RMB355 million and RMB301 million), respectively.

36	Directors’, supervisors’ and senior management’s emoluments

(a)	Pre-tax benefits and social insurance of directors and supervisors

The remuneration of every director and supervisor of the Company for the year ended 31 December 2012 is set out below:

	Fees	Basic salaries	Performance salaries	Pension	Total

Name of director
Mr. Cao Peixi	-	-	-	-	-
Mr. Huang Long	-	-	-	-	-
Mr. Li Shiqi	-	-	-	-	-
Mr. Huang Jian	-	-	-	-	-
Mr. Liu Guoyue	-	347	485	108	940
Mr. Fan Xiaxia	-	347	485	108	940
Mr. Shan Qunying	48	-	-	-	48
Mr. Guo Hongbo 1	48	-	-	-	48
Mr. Xu Zujian	48	-	-	-	48
Mr. Xie Rongxing 2	24	-	-	-	24
Ms. Huang Mingyuan 2	24	-	-	-	24
Mr. Liu Shuyuan 1	-	-	-	-	-
Mr. Shao Shiwei	74	-	-	-	74
Mr. Wu Liansheng	74	-	-	-	74
Mr. Li Zhensheng	74	-	-	-	74
Mr. Qi Yudong	74	-	-	-	74
Mr. Zhang Shouwen	74	-	-	-	74

Sub-total	562	694	970	216	2,442

Name of supervisor
Mr. Guo Junming	-	-	-	-	-
Mr. Hao Tingwei	48	-	-	-	48
Ms. Zhang Mengjiao	-	-	-	-	-
Mr. Gu Jianguo	48	-	-	-	48
Mr. Wang Zhaobin	-	250	376	89	715
Ms. Zhang Ling	-	113	447	88	648

Sub-total	96	363	823	177	1,459

Total	658	1,057	1,793	393	3,901

36	Directors’, supervisors’ and senior management’s emoluments (continued)

(a)	Pre-tax benefits and social insurance of directors and supervisors (continued)

The remuneration of every director and supervisor of the Company for the year ended 31 December 2011 is set out below:

	Fees	Basic salaries	Performance salaries	Pension	Total

Name of director
Mr. Cao Peixi	-	-	-	-	-
Mr. Huang Long	-	-	-	-	-
Mr. Wu Dawei	-	-	-	-	-
Mr. Li Shiqi	-	-	-	-	-
Mr. Huang Jian	-	-	-	-	-
Mr. Liu Guoyue	-	331	463	101	895
Mr. Fan Xiaxia	-	331	463	101	895
Mr. Shan Qunying	48	-	-	-	48
Mr. Xu Zujian	48	-	-	-	48
Ms. Huang Mingyuan	48	-	-	-	48
Mr. Liu Shuyuan	48	-	-	-	48
Mr. Liu Jipeng	40	-	-	-	40
Mr. Yu Ning	40	-	-	-	40
Mr. Shao Shiwei	74	-	-	-	74
Mr. Zheng Jianchao	40	-	-	-	40
Mr. Wu Liansheng	74	-	-	-	74
Mr. Li Zhensheng	40	-	-	-	40
Mr. Qi Yudong	40	-	-	-	40
Mr. Zhang Shouwen	40	-	-	-	40

Sub-total	580	662	926	202	2,370

Name of supervisor
Mr. Guo Junming	-	-	-	-	-
Mr. Hao Tingwei	24	-	-	-	24
Ms. Zhang Mengjiao	-	-	-	-	-
Ms. Yu Ying	24	-	-	-	24
Ms. Wu Lihua	-	-	-	-	-
Mr. Gu Jianguo	48	-	-	-	48
Mr. Wang Zhaobin	-	109	330	84	523
Ms. Zhang Ling	-	45	136	35	216
Mr. Dai Xinmin	-	54	166	58	278

Sub-total	96	208	632	177	1,113

Total	676	870	1,558	379	3,483

36	Directors’, supervisors’ and senior management’s emoluments (continued)

(a)	Pre-tax benefits and social insurance of directors and supervisors (continued)

The remuneration of every director and supervisor of the Company for the year ended 31 December 2010 is set out below:

	Fees	Basic salaries	Performance salaries	Pension	Total

Name of director
Mr. Cao Peixi	-	-	-	-	-
Mr. Huang Long	-	-	-	-	-
Mr. Wu Dawei	-	-	-	-	-
Mr. Huang Jian	-	-	-	-	-
Mr. Liu Guoyue	-	284	512	99	895
Mr. Fan Xiaxia	-	284	512	99	895
Mr. Shan Qunying	48	-	-	-	48
Mr. Xu Zujian	48	-	-	-	48
Ms. Huang Mingyuan	48	-	-	-	48
Mr. Liu Shuyuan	48	-	-	-	48
Mr. Liu Jipeng	74	-	-	-	74
Mr. Yu Ning	74	-	-	-	74
Mr. Shao Shiwei	74	-	-	-	74
Mr. Zheng Jianchao	74	-	-	-	74
Mr. Wu Liansheng	74	-	-	-	74

Sub-total	562	568	1,024	198	2,352

Name of supervisor
Mr. Guo Junming	-	-	-	-	-
Ms. Yu Ying	48	-	-	-	48
Ms. Wu Lihua	-	-	-	-	-
Mr. Gu Jianguo	48	-	-	-	48
Mr. Wang Zhaobin	-	126	393	80	599
Mr. Dai Xinmin	-	124	393	80	597

Sub-total	96	250	786	160	1,292

Total	658	818	1,810	358	3,644

1	On 21 February 2012, Mr. Guo Hongbo was appointed as director of the Company on resignation of Mr. Liu Shuyuan.

2	On 12 June 2012, Mr. Xie Rongxing was appointed as director of the Company on resignation of Ms. Huang Mingyuan.

During the year, no option was granted to the directors or the supervisors (2011 and 2010: nil).

During the year, no emolument was paid to the directors or the supervisors (including the five highest paid employees) as an inducement to join or upon joining the Company or as compensation for loss of office (2011 and 2010: nil).

No director or supervisor had waived or agreed to waive any emoluments during the years 2012, 2011 and 2010.

36	Directors’, supervisors’ and senior management’s emoluments (continued)

(b)	Five highest paid individuals

The five individuals whose emoluments were the highest in the Company and its subsidiaries for the year include two (2011 and 2010: two and two) directors whose emoluments are reflected in the analysis presented above.  The emoluments payable to the remaining three (2011 and 2010: three and three) individuals during the year (fell within the range of nil to RMB1 million) are as follows:

	For the year ended 31 December
	2012	2011	2010

Basic salaries	888	844	880
Performance salaries	1,236	1,181	1,089
Pension	298	279	267

	2,422	2,304	2,236

37	Commitments

(a)	Capital and operational commitments

(i)
Commitments mainly relate to the construction of new power projects, certain ancillary facilities and renovation projects for existing power plants and the purchases of coal.  Details of such commitments are as follows:

	As of December 31,
	2012	2011

Contracted but not provided for
– purchase of inventories	6,284,455	16,105,660
– construction	10,463,817	18,355,294

Sub-total	16,748,272	34,460,954

Authorized but not contracted for
– construction	1,062,672	196,394

Total	17,810,944	34,657,348

37	Commitments (continued)

(a)	Capital and operational commitments (continued)

(ii)
The Company and its subsidiaries have entered into various long-term fuel supply agreements with various suppliers in securing fuel supply for various periods up to 2028.  All the agreements require minimum volume purchases and subject to certain termination provisions.  Related purchase commitments are as follows:

The Company and its subsidiaries
		2012		2011
		Purchase	Estimated	Purchase	Estimated
	Periods	quantities	unit costs (RMB)	quantities	unit costs (RMB)

A government-related enterprise	2012 – 2023	486.9 million m3/year	1.63/m3	486.9 million m3/year	1.63/m3

Other suppliers	2012 – 2013	175.1 BBtu/day	100,000/BBtu	175.1 BBtu/day	100,000/BBtu
	2014	90.0 BBtu/day	100,000/BBtu*	90.0 BBtu/day	100,000/BBtu*
	2015 – 2023	72.4 BBtu/day	*	72.4 BBtu/day	*
	2024 – 2028	49.9 BBtu/day	*	49.9 BBtu/day	*

BBtu: Billion British Thermal Unit

*
As the Company and its subsidiaries are not required to commit purchases of one of the contracts until 2014, no unit cost information available for daily purchase quantities of 72.4 BBtu and 72.4 BBtu and 49.9 BBtu during respective period categories of 2014, 2015 – 2023 and 2024 - 2028.

For the year ended 31 December 2012, annual purchases from the government-related enterprise and other suppliers above amounted to RMB1,158 million (2011: RMB1,150million and 2010: RMB738 million) and RMB7,975 million (2011: RMB7,600 million and 2010: RMB5,692 million), respectively.

(b)	Operating lease commitments

The Company has various operating lease arrangements for land and buildings.  Some of the leases contain renewal options and most of the leases contain escalation clauses.  Lease terms do not contain restrictions on the Company’s activities concerning dividends, additional debts or further leasing.

Total future minimum lease payments under non-cancelable operating leases are as follows:

	As of December 31,
	2012	2011

Land and buildings
- not later than 1 year	127,219	72,874
- later than 1 year and not later than 2 years	59,172	32,099
- later than 2 year and not later than 5 years	81,822	78,555
- later than 5 years	1,180,415	1,091,400

	1,448,628	1,274,928

37	Commitments (continued)

(b)	Operating lease commitments (continued)

In addition, in accordance with a 30-year operating lease agreement signed by Huaneng Dezhou Power Plant (“Dezhou Power Plant”) and Shandong Land Bureau for the land occupied by Dezhou Power Plant Phases I and II in June 1994, annual rental amounted to approximately RMB30 million effective from June 1994 and is subject to revision at the end of the fifth year from the contract date.  Thereafter, the annual rental is subject to revision once every three years.  The increment for each rental revision is restricted to no more than 30% of the previous annual rental amount.  For the years ended 31 December 2012, 2011 and 2010, the annual rentals were approximately RMB34 million, respectively.

38	Financial guarantees

	As of December 31,
	2012	2011

Granted to jointly controlled entities	5,566	-

Based on historical experience, no claims have been made against the Company since the dates of granting the financial guarantees described above.

39	Material business combinations

2012 Business Combinations

There was no material business combination in 2012.

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

The aggregate cash considerations of the above acquisitions amounted to RMB7,465.13 million.

In addition, the Company also acquired the remaining 26.54% equity interest of Ludao Pier from the non-controlling shareholders at a consideration of RMB65 million in January 2011.

The acquisition reflects the Company’s implementation of its development strategy which focuses on both green-field development and acquisition.  Upon completion of the acquisitions above, the Company also further strengthened its coastal port operations and expanded the geographical coverage to Yunnan Province.

39	Material business combinations (continued)

2011 Business Combinations (continued)

Fair value of total consideration transferred is as follows:

Purchase consideration:
– Cash consideration	7,530,127

Acquisition-related costs of RMB5.71 million have been charged to the profit or loss for the year ended 31 December 2010.

In December 2011, the Company acquired 100% equity interest of Enshi Hydropower from Beijing Ance Hengxing Investment Limited Company, Zhuhai Jingyang Investment Limited Company, Wu Songling and Fang Xiaogui.

Fair value of total consideration transferred is as follows:

Purchase consideration:
– Cash consideration	227,000

Acquisition-related cost of RMB0.32 million has been charged to the profit or loss for the year ended 31 December 2011.

Upon completion of the acquisition, the Company further expanded the geographical coverage of hydropower to Hubei Province.

The fair values of assets and liabilities arising from the acquisitions of Diandong Yuwang, Diandong Energy, Luoyuanwan Pier, Luoyuanwan Harbour, Ludao Pier and Enshi Hydropower and proportionate share of acquiree’s net assets attributable to non-controlling interests on respective acquisition dates are as follows:

	Diandong	Diandong	Luoyuanwan	Luoyuanwan		Enshi
	Yuwang	Energy	Pier	Harbour	Ludao Pier	Hydropower	Total

Cash and cash equivalents	69,313	186,480	1,724	38,021	880	52,113	348,531
Property, plant and equipment	5,523,233	10,649,705	193,513	1,462,089	161,932	332,433	18,322,905
Land use rights	-	246,333	54,341	68,007	28,501	-	397,182
Mining rights*	278,318	1,644,337	-	-	-	-	1,922,655
Other non-current assets	312	141	332	690,081	12,007	-	702,873
Inventories	168,729	401,523	321	10,570	78	-	581,221
Receivables and other assets	329,426	587,284	35,639	137,402	54,595	14,608	1,158,954
Payables and other liabilities	(604,743)	(1,020,057)	(18,397)	(815,517)	(7,095)	(42,763)	(2,508,572)
Salary and welfare payables	(2,761)	(5,516)	(24)	(547)	(738)	-	(9,586)
Borrowings	(4,546,000)	(9,225,000)	(100,798)	(713,721)	(2,200)	(262,150)	(14,849,869)
Deferred income tax liabilities	(29,571)	(260,728)	(12,961)	(61,175)	(12,655)	(1,994)	(379,084)

Total identifiable net assets	1,186,256	3,204,502	153,690	815,210	235,305	92,247	5,687,210

Non-controlling interests	-	-	(64,089)	-	-	-	(64,089)
Goodwill	414,407	1,197,574	28,693	309,270	49,309	134,753	2,134,006

Consideration	1,600,663	4,402,076	118,294	1,124,480	284,614	227,000	7,757,127

*
The mining rights are related to coal mining operations of Diandong Yuwang and Diandong Energy.  As the coal mines are still under construction, no amortization was provided for the years ended 31 December 2012, 2011 and 2010.

39	Material business combinations (continued)

2011 Business Combinations (continued)

Goodwill arising from the acquisitions is attributable to the economies of scale and significant synergies expected to arise after the acquisitions of the Company on the equity interests in the subsidiaries stated above.  None of the goodwill recognised is expected to be deductible for income tax purposes.

The fair value of receivables and other assets includes accounts receivables and other receivables of RMB669 million and RMB459 million, respectively.  The gross contractual amounts of accounts receivables and other receivables are RMB672 million and RMB461 million, respectively.  Management estimated accounts receivables of RMB669 million and other receivables of RMB459 million to be collectible.

The revenue included in the consolidated statement of comprehensive income since acquisition dates contributed by acquisitions above was RMB5,006.86 million.  These acquisitions above also contributed a net loss of RMB681.75 million over the same periods.

Had the acquisitions above been consolidated from 1 January 2011, the consolidated statement of comprehensive income would show unaudited revenue of RMB133,432.97 million and unaudited net profit of RMB1,177.85 million.

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

Fair value of total consideration transferred is as follows:

Purchase consideration:
– Cash Paid	1,159,874

Acquisition-related costs of RMB 0.89 million have been charged to the profit or loss for the year ended December 31, 2010.

39	Material business combinations (continued)

2010 Business Combinations (continued)

The fair values of assets and liabilities arising from the acquisitions of Zhanhua Cogeneration, Hualu Sea Transportation,Qingdao Port and Jilin Biological Power and proportionate share of acquiree’s net assets by non-controlling interests on respective acquisition dates are as follows:

	Zhanhua	Hualu Sea	Qingdao	Jilin Biological
	Cogeneration	Transportation	Port	Power	Total

Cash and cash equivalents	8,439	25,778	31,754	24,553	90,524
Property, plant and equipment	1,152,894	283,322	584,021	293,287	2,313,524
Land use rights	203,249	3,735	35,455	31,152	273,591
Other non-current assets	-	-	214	136	350
Inventories	28,110	3,969	-	7	32,086
Receivables	97,085	8,846	3,526	5,705	115,162
Payables	(354,737)	(66,596)	(179,132)	(46,115)	(646,580)
Salary and welfare payables	(2,022)	(4,242)	(556)	(1)	(6,821)
Borrowing	(950,000)	(20,000)	(110,000)	(200,000)	(1,280,000)
Deferred income tax liabilities	(66,624)	(6,542)	(16,320)	(3,169)	(92,655)

Total identifiable net assets	116,394	228,270	348,962	105,555	799,181

Non-controlling interests	-	(107,287)	-	-	(107,287)
Goodwill (Note 14)	291,734	34,913	107,002	34,331	467,980

Consideration	408,128	155,896	455,964	139,886	1,159,874

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

40	Subsequent event

(a)
On 11 January 2013, the Company entered into the Equity Transfer Agreement with Huaneng Group, pursuant to which the Company agreed to acquire a 50% interest in Fuel Company, a wholly owned subsidiary of Huaneng Group, from Huaneng Group for a consideration of approximately RMB108.32 million.  On the same day, the Company entered into the Capital Injection Agreement with Huaneng Group and Fuel Company, pursuant to which the Company and Huaneng Group agreed to make a capital injection of RMB1.4 billion respectively into Fuel Company after the completion of the Acquisition.

The closing date is the day on which the Company is registered at the competent administration for Industry and Commerce as the holder of 50% interest in Fuel Company.  The Company shall pay to Huaneng Group the consideration in cash by one-off payment within 15 working days from the closing date.  The business registration has not been completed as at the approval date of the financial report.

40	Subsequent event (continued)

(b)
On 5 February 2013, the Company issued unsecured public bond amounting to RMB1.5 billion bearing annual interest rate of 3.85%.  The bond is denominated in RMB and issued at face value with maturity period of 3 years.  The listing of the RMB bonds on Hong Kong Stock Exchange became effective on 6 February 2013.

On 27 February 2013, the Company issued the first tranche of the super short-term debentures amounting to RMB5 billion bearing annual interest rate of 3.80%.  The bond is denominated in RMB and issued at face value with maturity period of 270 days.

THIS PAGE IS INTENTIONALLY LEFT BLANK

Signature

The registrant hereby certificates that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Huaneng Power International, Inc.

By:	/s/Du Daming
Name:	Du Daming
Title:	Vice President and Secretary to the Board

Date: April 17, 2013