Form 20-F
period 2013-12-31
HUANENG POWER INTERNATIONAL INC
filed 2014-04-15
CIK 929058

HUANENG POWER INTERNATIONAL, INC.

Annual Report On Form 20-F
2013

As filed with the Securities and Exchange Commission on April 15, 2014

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2013
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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
Tel: +86 (10) 6322 6999 Fax: +86 (10) 6322 6888
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of each exchange on which registered
American Depositary Shares Each Representing 40 Overseas Listed Shares	New York Stock Exchange
Overseas Listed Shares with Par Value of RMB1.00 Per Share	New York Stock Exchange*

Securities registered or to be registered pursuant to Section 12(g) of the Act.

NONE

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

NONE

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Domestic A Shares with Par Value of RMB1.00 Per Share	10,500,000,000
Overseas Listed Shares with Par Value of RMB1.00 Per Share	3,555,383,440

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☑	No ☐

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

i

ii

INTRODUCTION

We maintain our accounts in Renminbi Yuan (“Renminbi” or “RMB”), the lawful currency of the People’s Republic of China (the “PRC” or “China”). References herein to “US$” or “U.S. dollars” are to United States Dollars, references to “HK$” are to Hong Kong Dollars, and references to “S$” are to Singapore Dollars. References to ADRs and ADSs are to American Depositary Receipts and American Depositary Shares, respectively. Translations of amounts from Renminbi to U.S. Dollars are solely for the convenience of the reader. Unless otherwise indicated, any translations from Renminbi to U.S. Dollars or from U.S. Dollars to Renminbi were translated at the average rate announced by the People’s Bank of China (the “PBOC Rate”) on December 31, 2013 of US$1.00 to RMB6.1161. No representation is made that the Renminbi or U.S. Dollar amounts referred to herein could have been or could be converted into U.S. Dollars or Renminbi, as the case may be, at the PBOC Rate or at all.

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

References to “Huaneng Group” are to China Huaneng Group.

References to the “key contracts” refer to coal purchase contracts entered into between the Company and coal suppliers for the amount of coals at the annual national coal purchase conferences attended by, among others, representatives of power companies, coal suppliers and railway authorities. These conferences were coordinated and sponsored by National Development and Reform Commission (“NDRC”). The Company enjoys priority railway transportation services with respect to coal purchased under such contracts. Starting from 2008, NDRC ceased to coordinate the annual national coal purchase conferences. At the end of each year subsequent to 2008, the Ministry of Railways will promulgate the railway transportation capacity plan for the next year. References to the “key contracts” for the year 2008 and thereafter refer to coal purchase contracts entered into between the Company and coal suppliers under the guidance of such railway transportation capacity plan, which, once confirmed by the Ministry of Railways, secures the railway transportation capacity for the coal purchased thereunder. Starting from the beginning of 2013, key contracts were terminated pursuant to a notice issued by the PRC Government in December 2012.

References to “local governments” in the PRC are to governments at all administrative levels below the central government, including provincial governments, governments of municipalities directly under the central government, municipal and city governments, county governments and township governments.

References to “our power plants” are to the power plants that are wholly owned by the Company or to the power plants in which the Company owns majority equity interests.

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

iii

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

iv

PART I

ITEM 1	Identity of Directors, Senior Management and Advisers

Not applicable.

ITEM 2	Offer Statistics and Expected Timetable

Not applicable.

ITEM 3	Key Information

A.	Selected financial data

Our consolidated balance sheet data as of December 31, 2013 and 2012 and the consolidated income statement and cash flow data for each of the years in the three-year period ended December 31, 2013 are derived from the historical financial statements included herein. Our consolidated balance sheet data as of December 31, 2011, 2010 and 2009 and income statement and cash flow data for each of the years in the two-year period ended December 31, 2010, are derived from the historical financial statements not included herein. The Selected Financial Data should be read in conjunction with the consolidated financial statements and “Item 5 Operating and Financial Review and Prospects”. The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The Selected Financial Data may not be indicative of future earnings, cash flows or financial position.

	Year Ended December 31,
	2009	2010	2011	2012	2013
RMB in thousands except per share data	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)

Income Statement Data

Operating revenue	76,862,896	104,318,120	133,420,769	133,966,659	133,832,875
Tax and levies on operations	(151,912)	(147,641)	(484,019)	(672,040)	(1,043,855)
Operating expenses	(67,537,281)	(95,541,488)	(124,189,148)	(116,337,679)	(108,677,981)
Profit from operations	9,173,703	8,628,991	8,747,602	16,956,940	24,111,039
Interest income	60,397	89,026	166,183	175,402	170,723
Financial expenses, net	(4,309,325)	(5,194,585)	(7,659,712)	(9,063,875)	(7,693,363)
Other investment income	56,675	60,013	93,460	187,131	224,908
Gain/ (Loss) on fair value changes of financial assets/ liabilities	(33,638)	11,851	(727)	(1,171)	(5,701)
Share of profits of associates and joint ventures	756,164	568,794	703,561	622,358	615,083
Profit before income tax expense	5,703,976	4,164,090	2,050,367	8,876,785	17,422,689
Income tax expense	(593,787)	(842,675)	(868,927)	(2,510,370)	(4,522,671)
Net profit	5,110,189	3,321,415	1,181,440	6,366,415	12,900,018

Attributable to:
Equity holders of the Company	4,929,544	3,347,985	1,180,512	5,512,454	10,426,024
Non-controlling interests	180,645	(26,570)	928	853,961	2,473,994
Basic earnings per share	0.41	0.28	0.08	0.39	0.74
Diluted earnings per share	0.41	0.28	0.08	0.39	0.74

	As of December 31,
	2009	2010	2011	2012	2013
RMB in thousands	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)

Balance Sheet Data

Current assets	24,189,765	31,556,149	36,417,338	36,086,261	34,186,911
Property, plant and equipment	140,777,336	155,224,597	177,968,001	177,013,627	181,415,181
Available-for-sale financial assets	2,555,972	2,223,814	2,301,167	3,052,822	3,111,164
Investments in associates / joint ventures	9,568,576	11,973,216	13,588,012	14,596,771	16,678,694
Land use rights and other non-current assets	4,911,678	9,541,540	8,820,722	9,316,455	9,593,252
Power generation license	3,898,121	4,105,518	3,904,056	4,084,506	3,837,169
Deferred income tax assets	374,733	672,475	526,399	532,387	652,358
Goodwill	11,610,998	12,640,904	13,890,179	14,417,543	12,758,031
Total assets	197,887,179	227,938,213	257,415,874	259,100,372	262,232,760
Current liabilities	(59,581,608)	(83,636,880)	(96,597,620)	(93,594,320)	(98,978,845)
Non-current liabilities	(87,657,451)	(81,875,861)	(101,260,501)	(99,545,710)	(88,060,941)
Total liabilities	(147,239,059)	(165,512,741)	(197,858,121)	(193,140,030)	(187,039,786)
Total equity	50,648,120	62,425,472	59,557,753	65,960,342	75,192,974

	Year Ended December 31,
	2009	2010	2011	2012	2013
RMB in thousands except per share data	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)
Cash Flow Data

Purchase of property, plant and equipment	(22,426,098)	(20,704,224)	(16,673,632)	(15,474,614)	(17,691,382)
Net cash provided by operating activities	14,980,990	18,066,724	20,949,155	26,928,082	40,239,429
Net cash used in investing activities	(24,880,261)	(26,980,538)	(21,664,831)	(15,309,604)	(19,054,250)
Net cash provided by / (used in) financing activities	9,503,886	13,063,323	69,648	(9,816,900)	(22,240,088)

Other Company Data

Dividend declared per share	0.21	0.20	0.05	0.21	0.38
Number of ordinary shares (RMB ’000)	12,055,383	14,055,383	14,055,383	14,055,383	14,055,383

B.	Capitalization and indebtedness

Not applicable.

C.	Reasons for the offer and use of proceeds

Not applicable.

D.	Risk factors

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

In addition, the PRC Government started in 1999 to experiment with a program to effect power sales through competitive bidding in some of the provinces where we operate our power plants. The on-grid tariffs for power sold through competitive bidding are generally lower than the pre-approved on-grid tariffs for planned output. In the more recent few years, power sales through competitive bidding were not effected in any province where we operate our power plants. Nevertheless, we cannot assure that the PRC Government will not expand the program in the future. Any increased power sales through competitive bidding may reduce our on-grid tariffs and may adversely affect our revenue and profits.

Furthermore, the PRC Government started in 2009 to promote the practice of direct power purchase by large power end-users. Pursuant to the circular jointly issued by NDRC, the State Electricity Regulatory Commission (“SERC”) and China National Energy Administration in June 2009, the direct power purchase price consists of direct transaction price, on-grid dispatch and distribution price and governmental levies and charges, in which the direct transaction price shall be freely determined through negotiation between the power generation company and the large power end-user. The price of direct power purchase shall be subject to the demand in the power market, and may increase due to power supply shortfall. Furthermore, the scale and mode of the transaction are also subject to the structure and level of development of local economy. In terms of power generation companys engaged in direct power purchase, direct power sales constitute a portion of the total power sales, thus affecting the on-grid power sales of the Company. In 2013, the PRC Government continued the reform in the area of direct power purchase by large power end-users. In July 2013, China National Energy Administration issued the Notice on Direct Purchases between Power End-users and Power Generation Companies, which officially implemented the direct purchases programs by large end-users. Among the provinces where we operate our power plants, seven of them, namely Shanxi, Jiangsu, Henan, Hunan, Guangdong, Fujian, and Gansu, had started the direct purchase program in 2013, and three of them, namely Jiangxi, Yunnan and Liaoning, are actively promoting the direct purchase pilot program. Although the direct power purchase may act as an alternative channel for our power sales, there is uncertainty as to the effect of the practice of direct power purchase over our operating results.

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

The dispatch of electric power generated by a power plant is controlled by the dispatch center of the applicable grid companies pursuant to a dispatch agreement with us and to governmental dispatch regulations. In each of the markets we operate, we compete against other power plants for power sales. No assurance can be given that the dispatch centers will dispatch the full amount of the planned generation of our power plants. A reduction by the dispatch center in the amount of electric power dispatched relative to a power plant’s planned generation could have an adverse effect on the profitability of our operations. However, we have not encountered any such event in the past.

In August 2007, the General Office of the State Council issued a notice, providing that the energy saving and electricity dispatch shall consolidate with the development of the power market, which optimize the power market. In October 2008, the SERC approved the trial implementation of the policy of energy saving and electricity dispatch in certain pilot provinces. In 2013, the PRC Government continued promoting the policy of energy saving and electricity dispatch. There can be no assurance that such implementation will not result in any decrease in the amount of the power dispatched by any of our power plants.

The power industry reform may affect our business

The PRC Government in 2002 announced and started to implement measures to further reform the power industry, with the ultimate goal of creating a more open and fair power market. As part of the reform, five power generation companies, including Huaneng Group, were created or restructured to take over all the power generation assets originally belonging to the State Power Corporation of China. In addition, two grid companies were created to take over the power transmission and distribution assets originally belonging to the State Power Corporation of China. An independent power supervisory commission, the SERC, was created to regulate the power industry. There might be further reforms, and it is uncertain how these reform measures and any further reforms will be implemented and impact our business.

In December 2012, the PRC Government issued a notice to further reform the coal pricing mechanism, which mandated (1) the termination of all key coal purchase contracts between power generation companies and coal suppliers, and the abolition of national guidance of the railway transportation capacity plan, and (2) the cancellation of the dual-track coal pricing system, effective from January 1, 2013. For a detailed discussion of the reform, see “Item 4 Information on the Company – B. Business overview – Pricing policy”. There can be no assurance that such coal pricing reform will not adversely affect our results of operation. In 2013, the PRC Government continued the reform in power industry. In July 2013, China National Energy Administration issued the Notice on Direct Purchases between Power End-users and Power Generation Companies, which officially implemented the direct purchases programs by large end-users. It is expected that the PRC Government will continue to promote reform in the power industry during the “Twelfth Five-Year Plan” period. The further reform will not only bring opportunities to the power industry but also intensify the competition which may adversely affect our business.

We are effectively controlled by Huaneng Group and HIPDC, whose interests may differ from those of our other shareholders

Huaneng Group, directly or through its wholly owned subsidiaries, holds 15.26% of our total outstanding shares, and HIPDC directly holds 36.05% of our total outstanding shares. As Huaneng Group is HIPDC’s parent company, they may exert effective control over us acting in concert. Their interests may sometimes conflict with those of our other minority shareholders. There is no assurance that Huaneng Group and HIPDC will always vote their shares, or direct the directors nominated by them to act in a way that will benefit our other minority shareholders.

Disruption in coal supply and its transportation as well as increase in coal price may adversely affect the normal operation of our power plants

A substantial majority of our power plants are fueled by coal. Prior to 2013, we obtained coal for our power plants through a combination of purchases pursuant to the key contracts and purchases in the open market. Starting from 2013, the NDRC no longer issues inter-provincial guidance of the railway transportation capacity plan and all key coal purchase contracts between power generation companies and coal suppliers were terminated. The coal price will be determined based on free negotiation between power companies and coal suppliers, and the amount of coal supply will be determined based on free negotiation between power companies and railway authorities, which increases the uncertainty of the coal supply and the coal price and may adversely affect our operations. To date, we have not experienced shutdowns or reduced electricity generation caused by inadequate coal supply or transportation services, but there can be no assurance that, in the event of national coal supply shortfalls, our operations will not be adversely affected.

In addition, our results of operations are sensitive to the fluctuation of coal price. As a result of the termination of the key contracts, coal prices in PRC fluctuated wildly in 2013. The Bohai-Rim Steam Coal Price Index (“BSPI”) decreased from RMB633/ton in the beginning of 2013 to RMB530/ton in early October 2013, and increased again to RMB631/ton by the end of 2013. Overall, the average coal price in PRC in 2013 decreased significantly, as compared to the price in 2012. However, there is no assurance that coal prices will not increase in the future, and if the price does increase, there is no assurance that we will be able to adjust our power tariff to pass on the increase in the coal price to our customers. Although the government has established a coal-electricity price linkage mechanism to allow power generation companies to increase their power tariffs to cope with the increase in the coal price, the implementation of the mechanism involves significant uncertainties. For a detailed discussion of the coal-electricity price linkage mechanism, see “Item 4 Information on the Company – B. Business overview – Pricing policy”.

Power plant development, acquisition and construction are a complex and time-consuming process, the delay of which may negatively affect the implementation of our growth strategy

We develop, construct, manage and operate large power plants. Our success depends upon our ability to secure all required PRC Government approvals, power sales and dispatch agreements, construction contracts, fuel supply and transportation and electricity transmission arrangements. Delay or failure to secure any of these could increase cost or delay or prevent commercial operation of the affected power plant. Although each of our power plants in operation and the power plants under construction received all required PRC Government approvals in a timely fashion, no assurances can be given that all the future projects will receive approvals in a timely fashion or at all. In addition, due to national policies and related regulations promoting environment-friendly energy, the approval requirements and procedures for thermal power plant are becoming increasingly stringent, which may negatively affect the approval process of our new projects and therefore negatively affect the implementation of our growth strategy.

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

Substantial capital is required for investing in or acquiring new power plants and failure to obtain capital on reasonable commercial terms will increase our finance cost and cause delay in our expansion plans

An important component of our growth strategy is to develop new power plants and acquire operating power plants and related development rights from HIPDC, Huaneng Group or other companies on commercially reasonable terms. Our ability to arrange financing and the cost of such financing depend on numerous factors, including general economic and capital market conditions, credit availability from banks or other lenders, investor confidence in us and the continued success of our power plants. Although we have not been materially affected by inflation in the past, there is no assurance that we would not be affected in the future. Since the beginning of 2013, the People’s Bank of China, or PBOC, has adopted a stable but tightened monetary policy. The domestic capital market is generally balanced and liberalization of interest rates is expected to accelerate. The interest bearing debts of the Company are mostly denominated in RMB. The interest rates applicable to existing RMB loan contracts will be adjusted from time to time in accordance with the adjustment of benchmark lending interest rates published by the PBOC, and the interest rates applicable to new RMB loan contracts will be determined based on the benchmark lending interest rates published by the PBOC. The change of the benchmark lending interest rates published by the PBOC will have direct impact on the borrowing costs of the Company. As a result, we may not be able to carry out our expansion plans due to the failure to obtain financing or the increase of financing costs. Furthermore, although we have historically been able to obtain financing on terms acceptable to us, there can be no assurance that financing for future power plant developments and acquisitions will be available on terms acceptable to us or, in the event of an equity offering, that such offering will not result in substantial dilution to existing shareholders.

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

Our power plants in the PRC currently maintain insurance coverage that is typical in the electric power industry in the PRC and in amounts that we believe to be adequate. Such insurance, however, may not provide adequate coverage in certain circumstances. In particular, in accordance with industry practice in the PRC, our power plants in the PRC do not generally maintain business interruption insurance, or any third party liability insurance other than that included in construction all-risks insurance or erection all-risks insurance to cover claims in respect of bodily injury or property or environment damage arising from accidents on our property or relating to our operation. Although each of our power plants has a good record of safe operation, there is no assurance that the afore-mentioned accidents will not occur in the future.

If the PRC Government adopts new and stricter environmental laws and additional capital expenditure is required for complying with such laws, the operation of our power plants may be adversely affected and we may be required to make more investment in compliance with these environmental laws

Most of our power plants, like all coal-fired power plants, discharge pollutants into the environment. We are subject to central and local government environmental protection laws and regulations, which currently impose base-level discharge fees for various polluting substances and graduated schedules of fees for the discharge of waste substances. The amount of discharge fees shall be determined by the local environmental protection authority based on the periodic inspection of the type and volume of pollution discharges. In addition, such environmental protection laws and regulations also set up the goal for the overall control on the discharge volume of key polluting substances. These laws and regulations impose fines for violations of laws, regulations or decrees and provide for the possible closure by the central government or local government of any power plant which fails to comply with orders requiring it to cease or cure certain activities causing environmental damage. In 2007, the PRC Government issued additional policies on discharge of polluting substances and on desulphurization for coal-fired generating units. Certain provinces have raised the rates of waste disposal fees since 2008. In 2012, the new and more stringent standards on discharge of polluting substances by thermal power plants promulgated by the PRC Government in 2011 came into effect, which also require newly commenced thermal power plants to equip all units with denitrification facilities and all existing thermal power plants to be modified with denitrification facilities equipped on all units by the end of 2015. In September 2013, the State Council issued the Air Pollution Prevention Action Plan, which sets higher anti-pollution standards. Local governments promulgated relevant local regulations, many of which set even more stringent standards. Such stringent standards, together with the increase in the discharge fees, will result in the increases in the environmental protection expenditure and operating costs of power plants and may have adverse impact on our operating results.

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

The PRC is a party to the Framework Convention on Climate Change (“Climate Change Convention”), which is intended to limit or capture emissions of “greenhouse” gases, such as carbon dioxide. Ceilings on such emissions could limit the production of electricity from fossil fuels, particularly coal, or increase the costs of such production. At present, ceilings on the emissions of “greenhouse” gases have not been assigned to developing countries under the Climate Change Convention. Therefore, the Climate Change Convention would not have a major effect on the Company in the short term because the PRC as a developing country is not obligated to reduce its emissions of “greenhouse” gases at present, and the PRC Government has not adopted relevant control standards and policies. If the PRC were to agree to such ceilings, or otherwise reduce its reliance on coal-fired power plants, our business prospects could be adversely affected.

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

On March 16, 2007, the Enterprise Income Tax Law of PRC, or the New Enterprise Income Tax Law, was enacted, and became effective on January 1, 2008. The New Enterprise Income Tax Law imposes a uniform income tax rate of 25% for domestic enterprises and foreign invested enterprises. Therefore, our power plants subject to a 33% income tax rate prior to January 1, 2008 are subject to a lower tax rate of 25% starting on January 1, 2008. With regard to our power plants entitled to a reduced enterprise income tax rate of 15% prior to January 1, 2008, their effective tax rate gradually increased to 25% within a five-year transition period commencing on January 1, 2008. Accordingly, the effective tax rate of our wholly owned power plants  has increased over time. In addition, although our power plants entitled to tax exemption and reduction under the income tax laws and regulations that are effective prior to the New Enterprise Income Tax Law will continue to enjoy such preferential treatments until the expiration of the same, newly established power plants will not be able to benefit from such tax incentives, unless they can satisfy specific qualifications, if any, provided by then effective laws and regulations on preferential tax treatment.

The increase of applicable income tax rate and elimination of the preferential tax treatment with regard to certain of our power plants may adversely affect our financial condition and results of operations. Moreover, our historical operating results may not be indicative of our operating results for future periods as a result of the expiration of the tax benefits currently available to us.

In addition, according to the New Enterprise Income Tax Law and its implementation rules, any dividends derived from the distributable profits accumulated from January 1, 2008 and paid to the shareholders who are non-resident enterprises in the PRC will be subject to the PRC withholding tax at the rate of 10%. The withholding tax will be exempted if such dividends are derived from the distributable profits accumulated before January 1, 2008. Under a notice issued by the State Administration of Taxation of the PRC on November 6, 2008, we are required to withhold PRC income tax at the rate of 10% on annual dividends paid for 2008 and later years payable to our H Share investors who are non-resident enterprises.

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

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the PBOC. On July 21, 2005, the PRC government introduced a floating exchange rate system to allow the value of Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of foreign currencies. Renminbi appreciated by more than 20% againt the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. On June 19, 2010, the PBOC decided to further promote the reform of the Renminbi exchange rate formation mechanism, and improve the flexibility of Renminbi exchange rate. Since June 2010, Renminbi has regained steady appreciation against the U.S. dollar, which was reversed by slight depreciation of Renminbi against the U.S. dollar at the turn to and early 2014. On March 15, 2014, the PBOC announced to further widen Remninbi’s daily trading band against U.S. dollar from 1% to 2% on either side of the daily reference rate, allowing for greater fluctuations of the exchange rate. However, it is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. There remains significant international pressure on the PRC Government to further liberalize its currency policy, which could result in further fluctuations in the value of the Renminbi against the U.S. dollar. However, there is no assurance that there will not be a devaluation of Renminbi in the future. If there is such devaluation, our debt servicing cost will increase and the return to our overseas investors may decrease.

Our revenues from SinoSing Power Pte. Ltd. (“SinoSing Power”) and its subsidiaries are collected in Singapore dollars. However, commencing from 2008, the operating results of SinoSing Power and its subsidiaries were consolidated into our financial statements, which use Renminbi as the presentation currency. As a result, we are exposed to foreign exchange fluctuations between Renminbi and the Singapore dollar. Appreciation of Renminbi against the Singapore dollar may cause a foreign exchange loss upon conversion of SinoSing Power and its subsidiaries’ operating results denominated in Singapore dollars into Renminbi, which may have adverse impact on our operation results.

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection

Auditors of companies that are registered with the U.S. Securities and Exchange Commission and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the U.S. Public Company Accounting Oversight Board (United States) (the “PCAOB”) and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Because we have substantial operations within the People’s Republic of China and the PCAOB is currently unable to conduct inspections of the work of our auditors as it relates to those operations without the approval of the Chinese authorities, our auditor’s work related to our operations in China is not currently inspected by the PCAOB. In May 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission (“CSRC”) and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.

This lack of PCAOB inspections of audit work performed in China prevents the PCAOB from regularly evaluating audit work of any auditors that was performed in China including that performed by our auditors. As a result, investors may be deprived of the full benefits of PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

The Chinese member firm of the KPMG network, of which our independent registered public accounting firm is also a member, may be temporarily suspended from practicing before the SEC. If a delay in completion of our audit process occurs as a result, we could be unable to timely file certain reports with the SEC, which may lead to the delisting of our stock

In the year ended December 31, 2013, the majority of our business, assets and operations are located in China. Certain of our independent registered public accounting firm’s audit documentation related to their audit reports included in this Report may be located in China, and certain audit procedures take place within China’s borders. The PCAOB is currently unable to conduct inspections in China or review audit documentation located within China without the approval of Chinese authorities. Like many companies with significant operations in China, our independent registered public accounting firm may rely on a Chinese member firm for assistance in completing the audit work associated with our operations in China.

On January 22, 2014, Judge Cameron Elliot, an SEC administrative law judge, issued an initial decision suspending the Chinese member firms of the “Big Four” accounting firms, including KPMG, from, among other things, practicing before the SEC for six months. The decision is not yet effective and will only become effective when and if the SEC endorses it. If the decision goes into effect, the work of our auditors could be delayed and it will be difficult for us to identify and engage other qualified independent auditors. A delay in the completion of the audit process could delay the timely filing of our quarterly or annual reports with the SEC. A delinquency in our filings with the SEC may result in NYSE initiating delisting procedures, which could have a material adverse effect on our results of operation and financial condition.

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

Risks relating to doing business in the PRC

China’s economic, political and social conditions as well as government policies could significantly affect our business

As of December 31, 2013, the majority of our business, assets and operations are located in China. The economy of China differs from the economies of most developed countries in many respects, including government involvement, level of development, economy growth rate, control of foreign exchange, and allocation of resources.

The economy of China has been transitioning from a planned economy to a more market-oriented economy. The PRC Government has implemented economic reform measures emphasizing utilization of market forces in the development of the economy of China and a high level of management autonomy. Some of these measures will benefit the overall economy of China, but may have a negative effect on us. For example, our operating results and financial condition may be adversely affected by changes in taxation, changes in power tariff for our power plants, changes in the usage and costs of State-controlled transportation services, and changes in State policies affecting the power industry.

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

Fluctuation in demand and intensified competition may adversely affect Tuas Power’s business and results of operations.

Our operations in Singapore depend on market demand and are subject to competition. Overall power system demand grew by close to 3% in 2013 over 2012. The future growth is highly dependent on sustained recovery in the Singapore and global economies. The liberalization of Singapore’s power market and the further deregulation of its power industry have resulted in more intense competition among the power generation companies in Singapore. Tuas Power Group, or Tuas Power, one of our wholly owned business units, is one of the three largest power generation companies in Singapore. If Tuas Power is unable to compete successfully against other power generation companies in Singapore, its business, prospects, financial condition and results of operations may be adversely affected. Existing incumbents, including Tuas Power Generation Pte Ltd (“TPG”), and new entrants have embarked on repowering and new-build capacities in line with the planned development of Singapore’s first Liquefied Natural Gas (“LNG”) Regasification Terminal. In 2013, about 2,000MW of new gas-fired generating capacity has progressively started competing in the Singapore market. Another 800MW of new capacity is under construction and is expected to come online within the next two years.

Following the introduction of LNG into the Singapore Market and the additional generating capacities facilitated by the Energy Market Authortiy’s (the “EMA”) LNG Vesting Scheme, the electricity market has turned from a gas-constrained market in the last few years to one that is oversupplied. This is expected to have negative impact on prices until the excess capacity is absorbed by increase in demand.

TP Utilities Pte Ltd (“TPU”), an entity in Tuas Power Group, sells utilities, such as steam, industrial water and demineralized water to industrial customers for their direct consumption. The timing for those potential investors to site their premises is uncertain due to economic situations. The demand of the utilities by these customers may vary as well. Therefore, it is necessary for TPU to understand the customers’ demand and timing to arrive at a demand projection. The facilities will be developed in stages and/or in modules to provide sufficient capacity matching the demand. Customers are required to pay minimum capacity payment charges to mitigate the demand risk.

Regulatory changes of the vesting regime in Singapore could expose Tuas Power to electricity price volatility and adversely affect its business and results of operations

Tuas Power derives its revenue mainly from sale of electricity to the National Electricity Market of Singapore (the “NEMS”) through a bidding process and vesting contracts under which a significant portion of power sales is predetermined by the EMA. The vesting contract regime in Singapore is targeted at mitigation of market power in the wholesale electricity spot market. The regime achieves this objective by assigning a quantity of vesting contracts to generating companies, thereby limiting their incentives to exercise whatever level of market power they may possess. Vesting contracts are a form of bilateral contract imposed/vested on the major power generation companies in Singapore. Vesting contract price is set by the EMA, which is Singapore’s power market regulator. Vesting contract price is set at the long run marginal cost of the most efficient base-loaded technology plant employed in Singapore and is reviewed every two years. On a quarterly basis, the EMA allows for the vesting contract price to be adjusted to account for inflation and changes in fuel prices. Such a mechanism helps protect the profit margins of the power generating companies in the Singapore market, such as Tuas Power, to a large degree. The quantity of each power generation company’s capacity reserved for vesting contracts depends on the proportion of such power generation company’s capacity to the total capacity in the NEMS system. The contract quantity and price are recalculated every three months. For the period from January 1, 2013 to December 31, 2013, power sold through vesting contracts represented approximately 54% of Tuas Power’s total power sold. As an important governmental policy in Singapore’s power market, vesting contracts may continue as long as the EMA considers that high market concentration persists and that power generation companies may potentially exercise their market power. The biennial review carried out in 2012 saw vesting contract levels reduced in 2014 in view of increased competition from new plants being built by players other than the dominant generating companies.

The fuel cost of Tuas Power is exposed to volatility of international fuel price and foreign currency risk

The fuel for Tuas Power consists of natural gas, coal, biomass, fuel oil and diesel oil. Since the procurement price of natural gas is closely linked to oil price and the procurement price of coal and biomass is linked to a coal index, the fuel cost of Tuas Power is exposed to the volatility of international oil and coal prices. In addition, the commitments for the purchase of fuel are denominated in U.S. dollars, which further exposes Tuas Power to foreign currency risk. Any increase in fuel price and/or appreciation of the U.S. dollar against the Singapore dollar will translate into an increase in fuel cost for Tuas Power. Part of this increase can be passed through electricity sale contracts and utilities sale contracts, while fuel and foreign exchange hedging strategies done appropriately will mitigate the impact of such increase. No assurance can be given that such increase will not adversely affect results of its operation. Tuas Power is highly dependent upon the import of gas via pipelines from Indonesia. Any disruption of such supply would impact the normal operation of Tuas Power significantly. Although Tuas Power has further contracted to buy LNG for its incremental needs in the future, there can be no assurance that, in the event of fuel supply shortfalls, Tuas Power’s operations will not be adversely affected.

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

On April 19, 2006, we carried out the reform to convert all non-tradable domestic shares to tradable domestic shares. According to the reform plan, Huaneng Group and HIPDC offered three shares to each holder of A Shares for every ten shares held by them. The total number of shares offered in connection with the reform was 150,000,000 shares. As a result, all non-tradable domestic shares were permitted to be listed on the stock exchange for trading with certain selling restrictions. The period of selling restrictions is sixty months for the non-tradable shares held by Huaneng Group and HIPDC, and one year for most non-tradable shares held by others starting from April 19, 2006. All such selling restrictions were released by April 19, 2011. The reform did not affect the rights of shareholders of our overseas listed foreign shares.

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

On December 31, 2009, we entered into an equity transfer contract with Shandong Electric Power Corporation (“Shandong Power”) and Shandong Luneng Development Group Company Limited (“Luneng Development”) to acquire various interests and preliminary stage projects in nine entities. As of December 31, 2010, the operating results of four of the nine entities were consolidated into ours. In 2011, we completed the acquisition and the operating results of all the nine entities were consolidated into ours.

On January 4, 2011, we entered into an equity transfer agreement relating to the acquisition of Fushun Suzihe Hydropower Development Company Limited (“Fushun Suzihe Hydropower”) with its existing shareholders, pursuant to which we agreed to acquire the entire equity interest in Fushun Suzihe Hydropower with an aggregate consideration of RMB50 million. Fushun Suzihe Hydropower has a planned hydropower capacity of 37.5 MW (3 x 12.5 MW). In September 2012, unit I of Suzihe Hydropower passed trial run.

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

On October 25, 2011, we entered into a capital increase agreement with Huaneng Group, GreenGen Co., Ltd. (“GreenGen”) and Tianjin Jinneng Investment Company (“Tianjin Jinneng”), pursuant to which our Company made a capital contribution of RMB264 million to the registered capital of Huaneng (Tianjin) Coal Gasification Power Generation Co., Ltd., which was jointly funded by GreenGen and Tianjin Jinneng immediately prior to the capital increase. We hold 35.97% of the equity interests in Coal Gasification Co after the completion of the capital increase.

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

As resolved at the 2010 annual general meeting held on May 17, 2011, our Company has been given a mandate to apply to the competent authority for a quota of the non-public issuance of debt financing instruments with a principal amount not exceeding RMB10 billion within 12 months from the date of obtaining an approval at the general meeting (to be issued within such period on a rolling basis). On September 8, 2011, we received the approval from the competent authority. On November 7, 2011, we completed the issuance of the first tranche of non-public issuance of debt financing instruments in the amount of RMB5 billion with a maturity period of 5 years, a unit face value of RMB100 and an interest rate of 5.74%. On January 5, 2012, we completed the issuance of the second tranche of the non-public issuance of debt financing instruments in the amount of RMB5 billion with a maturity period of 3 years, a unit face value of RMB100 and an interest rate of 5.24%. On June 4, 2013, we completed the issuance of the third tranche of non-public issuance of debt financing instruments in the amount of RMB5 billion with a maturity period of 3 years and an interest rate of 4.82%.

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

As resolved at the 2010 Annual General Meeting on May 17, 2011, our Company has been given a mandate to issue in one or multiple tranches financing instruments of RMB-denominated debt instruments of a principal amount up to RMB5 billion in or outside PRC within 12 months from the date of approval at the general meeting. On April 19, 2012, we received an approval regarding the issuance of RMB-denominated debt instruments in Hong Kong in the sum of RMB5 billion issued by the NDRC, approving our Company to issue the RMB-denominated debt instruments in Hong Kong in an aggregate amount of up to RMB5 billion, with an effective period of one year from the date of approval. On January 30, 2013, our Company and the managers entered into a subscription agreement in relation to the proposed issuance of RMB1.5 billion bonds due 2016 with an interest rate of 3.85% (“RMB Bonds”). The RMB Bonds are listed and traded on the Hong Kong Stock Exchange effective from February 5, 2013.

As resolved at the 2011 annual general meeting on June 12, 2012, our Company has been given a mandate to apply to the National Association of Financial Market Institutional Investors for a quota to issue super short-term notes with a principal amount not exceeding RMB30 billion on a rolling basis. On January 29, 2013, we received a Notification on Acceptance of Registration from the National Association of Financial Market Institutional Investors, accepting the registration of the super short-term notes. On February 27, 2013, we issued the first tranche of the super short-term notes in the amount of RMB5 billion with a maturity period of 270 days, a unit face value of RMB100 and an interest rate of 3.80%. On April 3, 2013, we issued the second tranche of the super short-term notes in the amount of RMB5 billion with a maturity period of 270 days, a unit face value is RMB100 and an interest rate of 3.90%. On May 5, 2013, we issued the third tranche of the super short-term notes in the amount of RMB5 billion with a maturity period of 270 days, a unit face value is RMB100 and an interest rate of 3.80%. On December 17, 2013, we issued the second tranche of the super short-term notes in the amount of RMB5 billion with a maturity period of 270 days, a unit face value is RMB100 and an interest rate of 5.70%.

As resolved at the 2012 annual general meeting on June 19, 2013, our Company has been given a mandate to issue within the PRC in one or multiple transches short-term notes of a principal amount not exceeding RMB 15 billion within 24 months of approval by the general shareholders’ meeting. On November 11, 2013, we issued unsecured short-term notes at principal amount of RMB5 billion and nominal annual interest rate of 5.25% . The notes are denominated in RMB, issued at par value, and will mature in 365 days from issuance.

See “Item 5 Operating and Financial Review and Prospects – Liquidity and Cash Resources” for a description of our principal capital expenditures since the beginning of the last three financial years.

B.	Business overview

We are one of the China’s largest independent power producers. As of March 31, 2014, we had controlling generating capacity of 66,795 MW, and a total generating capacity of 59,993 MW on an equity basis.

Operations in China

We are engaged in developing, constructing, operating and managing power plants throughout China. Our domestic power plants are located in 19 provinces, provincial-level municipalities and autonomous regions. We also have a wholly owned power company in Singapore.

In 2013, we made new progress in many aspects, including power generation, operation, energy saving and environmental protection, management improvement, and project development. In respect of domestic business, we overcame difficulties posed by intensified competition in the electricity market, strived to explore markets, increased power generation, adjusted fuel procurement strategy, and fostered strict control over fuel costs, thereby delivering record-high operating results. Concurrently, we managed to fulfill the duties of providing sufficient, reliable and green energy to the society.

In 2013, new generating units with a total installed capacity of 4,009 MW were put into operation. In 2013, our total domestic power generation from all operating power plants on a consolidated basis amounted to 317.481 billion kWh, representing a 4.98% increase from 2012. The annual average utilization hours of our thermal generating units reached 5,089 hours, 77 hours above the average rate of the thermal generating units in China. Our fuel cost per unit of power sold by domestic power plants decreased by 12.5% from the previous year to RMB218.6 per MWh.

We believe our significant capability in the development and construction of power projects, as exemplified in the completion of our projects under construction ahead of schedule, and our experience gained in the successful acquisitions of power assets in recent years will enable us to take full advantage of the opportunities presented in China’s power market.

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

Operations in Singapore

Tuas Power, one of our wholly owned business units, operates in Singapore and is engaged in the business of generation, wholesale and retail of power and other relating utilities. Tuas Power is comprised of Tuas Power Ltd (“TPL”), the investment holding company, and seven subsidiaries. Among those subsidiaries, TPG is the electricity generation company that owns 100% of Tuas Power Supply Pte Ltd (“TPS”), which is the retail arm of TPG. TPG has brought online a new combined cycle plant (“CCP”), and entered into a long-term LNG sales agreement with BG Singapore Gas Marketing Pte Ltd for the new CCP. This will allow TPG to maintain its competitive positioning in the Singapore electricity market as well as improve its cost structure and further diversify its fuel sources. Separately, TPU is engaged in the business of production and supply of utilities to industrial customers at Tembusu, Jurong Island in Singapore, as well as the generation of electricity dispatched to the electricity wholesale market. We have consolidated Tuas Power’s results of operations since March 2008. The total assets and revenue of Singapore operations represented approximately 11% and 11%, respectively, of our total assets and revenue as of and for the year ended December 31, 2013. In 2013, the power generated by Tuas Power in Singapore accounted for 20.63% of the total power generated in Singapore, representing a decrease of 4.61% from 2012.

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

Approval process

Prior to July 2004, any project proposal and supporting documents for new power plants had to first be submitted to the NDRC for approval and then be submitted to the State Council. In July 2004, the State Council of the PRC reformed the fixed asset investment regulatory system in China. Under the new system, new projects in the electric power industry that do not use government funds will no longer be subject to the examination and approval procedure. Instead, they will only be subject to a confirmation and registration process. Coal-fired projects will be subject to confirmation by the NDRC. Wind power projects with installed capacity of 50 MW or above shall be subject to confirmation and registration with the relevant department of the central government, while wind power projects with installed capacity lower than 50 MW shall be subject to confirmation and registration with relevant local government departments. Wind power projects confirmed by local government departments at provincial level shall also be filed with the NDRC and China National Energy Administration.

Joint venture power projects are subject to additional governmental approvals. Approval by Ministry of Commerce is also required when foreign investment is involved.

In January 2007, the Office of the National Energy Leading Group and the NDRC, with the approval of the State Council, jointly issued the opinions to accelerate shutdowns of small coal-fired generating units. Power generation companies are encouraged to close small coal-fired generating units and replace them with newly built large units, and their new projects may be granted priority in the confirmation and registration process on the basis of their proactive implementation of the opinions.

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

Import duties

China’s general import-tariff level has been declining since China acceded to the WTO in November 2001. China’s average import-tariff rate was reduced annually from 15.3% in 2001 to 9.9% in 2005 and 2006. Starting from January 1, 2007, the average import-tariff rate was further reduced to 9.8%. In general, China’s accession to WTO continues to bring its import-tariff to a level consistent with the average level of all other WTO members. Under the relevant PRC laws and regulations, foreign invested enterprises (“FIE”), will be entitled to import duty exemption in respect of self-use imported equipment and raw materials for investment projects that fall into the encouraged category under the Catalogue for the Guidance of Foreign Investment Industries (the “Catalogue”). Pursuant to the current Catalogue effective on January 30, 2012, construction and operation of power stations using integrated gasification combined cycle, circulating fluidized bed with a generating capacity of 300MW or above, pressurized fluided bed combustor with a generating capacity of 100MW or above and other clean combustion technologies belong to the category of encouraged projects. Therefore, our construction projects that meet the conditions for encouraged projects under the current catalogue are eligible for import-duty exemption for imported generating units.

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

Plant start-up and operation

We have historically operated and intend to continue to operate our power plants. Our power plants have established management structures based on modern management techniques. We select the superintendent for a new power plant from the senior management of our operating plants early in the construction phase of the new plant, invest in the training of operational personnel, adopt various management techniques that improve efficiency and structure its plant bonus program to reward efficient and cost-effective operation of the plant in order to ensure the safety, stability and high level of availability of each power plant. Our senior management meets several times a year with the superintendents of the power plants as a group, fostering a team approach to operations, and conducts annual plant performance reviews with the appropriate superintendent, during which opportunities to enhance the power plant’s performance and profitability are evaluated.

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

Development of Power Plants in Singapore

The Singapore electricity industry had traditionally been vertically integrated and owned by the government. Since 1995, steps have been taken to liberalize the power industry, including the incorporation of the Public Utilities Board (“PUB”) in 1995, establishment of Singapore Electricity Pool (“SEP”) in 1998, formation of Energy Market Authority (“EMA”) in 2001, and the evolvement of the SEP into the New Electricity Market of Singapore (“NEMS”) in 2003. The EMA is a statutory body responsible for the economic, technical and competition regulation of the gas and electricity industry in Singapore. In carrying out its functions as the regulator of the power sector, EMA is empowered under the Electricity Act to issue and enforce licenses, codes of practices and performance standards. Energy Market Company Pte Ltd. (the “EMC”), a subsidiary of the EMA, is the market company licensed to operate the wholesale market, or the NEMS.

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

The EMA intends to keep the increase and decrease in generating capacity commercially driven as far as practicable. As a precaution against the risk of insufficient generating capacity in the system to maintain system security, the EMA has planned to put in place a capacity assurance scheme to incentivize new generation planting in case new generating capacity that is required to maintain system security is not forthcoming from the market.

By most measures of market power, the Singapore market is highly concentrated, as the three largest power generation companies account for approximately 70% of total power capacity. It is therefore unlikely that the EMA will allow the three largest power generation companies to increase their licensed capacity and these generation companies will have to rely on the optimization of their existing capacity within license cap to improve efficiency and forestall new entry.

New entrants as well as existing competitors have invested in new generating capacity or repowering of existing plants to take advantage of the LNG Vesting Scheme. This will impact the market negatively as these new capacities compete for market share as well as to avoid the take-or-pay penalties arising out of an oversupplied market.

We are in the process of developing the Tembusu multi-utilities complex (the “TMUC”) in Singapore. The TMUC is expected to consist of a co-generation plant, a desalination plant and a wastewater treatment facility, with a total installed capacity of 165 MW. The complex will be developed in multiple phases in order to meet customers’ demand. Phase 1 consists of 1 x 450 t/h coal-biomass co-fired circulated fluidized bed boiler, 2 x 200 t/h diesel/natural gas fired boilers and 1 x 101MW steam turbine-generator, and other components of the plant. Phase 1 commenced operation in March 2013. Phase 2A consists of 1 x 450 t/h coal-biomass co-fired circulated fluidized bed boiler, 1 x 200 t/h diesel/natural gas fired boiler and 1 x 32MW steam turbine-generator, and other components of plant. The construction work for Phase 2A is in progress and scheduled to be completed by the second quarter of 2014. TPL owns 100% equity interest in this project.

Pricing policy

Prior to April 2001, the on-grid tariffs for our planned output were designed to enable us to recover all operating and debt servicing costs and to earn a fixed rate of return. Since April 2001, however, the PRC Government has gradually implemented a new on-grid tariff-setting mechanism based on the operating terms of power plants as well as the average costs of comparable power plants.

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

On March 28, 2005, the NDRC issued the Interim Measures on Regulation of On-grid Tariff, the Interim Measures on Regulation of Transmission and Distribution Tariff, and the Interim Measures on Regulation of End-user Tariff, or collectively the “Interim Measures”, to provide guidance for the reform of tariff-setting mechanism in the transition period. Under the Interim Measures, tariff is classified into on-grid tariff, transmission and distribution tariff and end-user tariff. Transmission and distribution tariff will be instituted by the government. End-user tariff will be based on on-grid tariff and transmission and distribution tariff. The government is responsible to regulate and supervise power tariffs in light of the principles of efficiency, incentives, and investment encouragement and taking into consideration of affordability.

In December 2004, the NDRC proposed and the State Council approved the establishment of a linkage mechanism between coal and power prices, pursuant to which, the NDRC may adjust power tariffs if the change of the average coal price reaches 5% within a period of six months compared with the preceding same period. The change in a period, if less than 5%, will be carried forward to the future periods until the accumulated amounts reach 5%. With a target to encourage power generation companies to reduce cost and improve efficiency, only around 70% of coal price increases will be allowed to pass to end-users through an increase of power tariffs, and power generation companies will bear the remaining 30%. In May 2005, the NDRC activated the coal-electricity price linkage mechanism for the first time to increase on-grid tariffs and end-user tariffs in the northeastern region, central region, eastern region, northwestern region and southern region. We accordingly increased the on-grid tariffs of our power plants in the northeastern region, central region, eastern region and northwestern region on May 1, 2005 and in the southern region on July 15, 2005. In June 2006, the coal-electricity price linkage mechanism was reactivated by the NDRC to increase on-grid tariffs and end-user tariffs in the northeastern region, central region, eastern region, northwestern region and southern region. We accordingly increased the on-grid tariffs of most of our power plants in the same regions on June 30, 2006.

In May 2007, NDRC and the State Environment Protection Administration jointly promulgated Interim Administrative Measures on Electricity Price of Coal-fired Generating Units installed with Desulphurization Facilities and the Operations of Such Facilities, which provided that a premium for desulphurization may be charged on the price of the electricity generated by generating units installed with desulphurization facilities on and from the date on which such desulphurization facilities are tested and accepted by a relevant environment protection regulator. Such pricing policy is also applicable to the old generating units which are installed with desulphurization facilities. The new measures are more stringent on the regulation of the coal-fired power plants with desulphurization facilities, setting forth the categories under which the price including a desulphurization premium will be offset or otherwise penalized based on the ratio of utilization of the relevant desulphurization facilities on an annual basis. As of December 31, 2013, all of our existing coal-fired generating units have installed and operated the desulphurization facilities and enjoyed the desulphurization premium.

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

On February 25, 2009, NDRC, SERC and China National Energy Administration jointly promulgated the Notice regarding Cleaning up the Concessional Tariff Scheme, pursuant to which, (i) the concessional tariff scheme at the local level is banned, and (ii) certain measures, such as direct purchase by large end-users and adopting peak and off-peak power pricing policy, will be carried out to reduce enterprises’ power cost. In addition, the notice emphasizes the supervision and inspection over the setting of power tariffs. On October 11, 2009, in order to promote a fair market condition and the optimization of electric power resources, NDRC, SERC and China National Energy Administration jointly promulgated the Circular on Regulating the Administration of Electric Power Transaction Tariff to regulate the tariff-setting mechanism for the on-grid tariff, transmission and distribution tariff and end-user tariff and clean up the local preferential power tariffs provided to high energy consumption companies. Pursuant to a notice issued by NDRC, with effect from November 20, 2009, certain adjustments on the on-grids tariffs have been made in various regions of China in order to resolve the inconsistencies in tariffs, rationalize the tariff structure and promote the development of renewable energy.

In 2010, the PRC Government started to implement the direct power purchase policy. As of December 31, 2013, some of the provinces where we operate power plants are approved by the NDRC to implement the direct power purchase by large power end-users. In addition, during 2010 SERC issued several circulars and notices to regulate the trans-provincial and interregional transaction of power and/or power generation right, in which the power purchase price shall be freely determined by negotiation through market pricing mechanism. In December 2012, SERC issued another circular to further regulate the trans-provincial and interregional transaction of power and/or power generation right.

In May 2011, NDRC issued a notice, increasing the on-grid tariffs of thermal power plants to partially compensate the increased costs incurred by thermal power plants resulting from increases in coal prices. Different adjustments on tariffs were made in different provinces. In November 2011, PRC Government made further nationwide adjustments on power tariffs, including an average of RMB0.026 per kWh increase in on-grid tariff for thermal power plants. In December 2012, NDRC issued a notice, which provided that, from January 1, 2013, NDRC would provide a RMB0.008 per kWh denitrification premium for all coal-fired generating units equipped with denitrification facilities that are inspected and accepted by authorized national or provincial authority.

In March 2012, the PRC Government issued a notice, which mandated the confirmation method for the power generation projects, subsidy standards and fund appropriation standards relating to the application for subsidy for renewable energy power price of power generation projects. In December 2012, the PRC Government issued the Notice on the Guidelines of Enhancing the Reform of Marketization of Coal Used for Power Generation to further reform the coal pricing mechanism. Effective January 1, 2013, all key coal purchase contracts between power generation companies and coal suppliers were terminated and contracts are directly negotiated between power generation companies and coal suppliers without the interference of local governments. According to the notice, the NDRC will no longer issue inter-provincial guidance on the railway transportation capacity plan. In addition, the dual-track coal pricing system, which included the government regulated mandatory annual contract pricing and spot market prices for the remaining coal production output of each coal supplier, was abolished due to the narrowing gap between the government regulated coal contract price and the spot market price. Pursuant to the notice, future coal contract prices will be determined by the market and freely negotiated between power generation companies and coal suppliers. Furthermore, the coal-electricity price linkage mechanism will continue to be implemented and constantly improved. Once the coal price fluctuates for more than 5% on an annual basis, on-grid tariff would be adjusted accordingly. The notice also mandates that power generation companies absorb 10% of the coal price fluctuations as compared to 30% prior to 2013. Given the narrow gap between the key contract coal price and the spot market price, the overall on-grid tariff was not adjusted.

In September 2013, NDRC issued the Notice on the Adjustment of Power Tariff for Power Generation Companies and Related Matters, pursuant to which the on-grid tariffs for coal-fired generating units were lowered, by a national average of RMB0.013 per kWh, and the on-grid tariff for gas turbine power plants were slightly increased. The Notice also increased the power tariff for power-generating companies that are equipped with denitrification facilities and dust-removal facilities.

In terms of power tariff for wind power projects, pursuant to the applicable policies and regulations, the PRC is categorized into four wind-resource zones, and the onshore wind power projects approved after August 1, 2009 and in the same zone are subject to the same standard on-grid tariff applicable to that zone. In addition, the power grid companies are generally required to purchase all of the electricity generated by wind power generating units.

Pricing Policy in Singapore

Pricing Policy of Electricity in Singapore

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

As there is no certainty in the price or the dispatch levels for any power plants, operators of power plants may enter into short- or long-term financial arrangements with other counterparties or their own subsidiary company involved in the electricity retail market (to end consumers of electricity) to secure stability in their revenue stream and manage the commercial risks associated with operations in a competitive market.

In addition, the major power generation companies, including Tuas Power, are obliged to hold vesting contracts. Vesting contracts are a form of bilateral contract imposed/vested on the generation companies who had been licensed by the EMA before the start of the NEMS. Market Support Services Licensee is the counterparty to all of the vesting contracts, and the vesting contracts are settled between the parties through the EMC’s settlement system. The quantity of each power generation company’s capacity covered by vesting contracts depends on the proportion of its capacity to total capacity in the NEMS system. Vesting contract price is set by the EMA at the long-run marginal cost and is adjusted by the EMA on a periodic basis for changes in the long-run marginal cost and on a quarterly basis for inflation and changes in fuel prices. Such mechanism helps protect the profit margins of the power generation companies in the Singapore market to a large degree. The contract quantity and price are currently recalculated every three months. The existing Vesting Contract Scheme has rolled back to 40% of system demand in 2014 (from 50% in the fourth quarter of 2013). This translates into increased exposure to a more volatile pool price. The authority is further considering introducing a demand response scheme to be implemented in 2015 where loads can choose to participate in peak load shaving and share in part of the consumer surplus.

The gross pool design adopted in NEMS means all quantity sold by retailers to contestable consumers (currently defined as customers with average monthly usage more than of 10,000kWh) has to be in turn purchased from the pool. The retailers pay for their electricity purchases at the Uniform Singapore Energy Price, which is a weighted average of nodal prices and is determined on a half-hourly basis in the NEMS.

Pricing Policy of Utilities in Singapore

Utilities supply to industrial customers is based on long-term contracts. The pricing of utilities has both fixed and variable components.

Power sales

Each of our power plants has entered into a written agreement with the local grid companies for the sales of its power output. Generally, the agreement has a fixed term of one year and provides that the annual utilization hours of the power plant will be determined with reference to the average annual utilization hours of the similar generating units connected to the same grid.

In 2003, SERC and the State Administration of Commerce and Industry jointly promulgated a model contract form (the “Model Contract Form”) for use by power grid companies and power generation companies in connection with electricity sale and purchase transactions. The Model Contract Form contains provisions on the parties’ rights and obligations, amount of electricity subject to purchase, payment method and liabilities for breach of contract, etc. We believe that the publication of the Model Contract Form has facilitated the negotiation and execution of electricity purchase contracts between power grid companies and power generation companies in a fair, transparent and efficient manner. In 2013, at least a majority of the agreements entered into between our power plants and the local grid companies were based on the Model Contract Form.

Power sales through competitive bidding are one of the targets of power market reform. The PRC Government started in 1999 to experiment with a program to effect power sales through competitive bidding in some provinces, and has been gradually expanding the program with a view to creating a market-oriented electric power industry. Pursuant to the opinions regarding promotion of electric power system reform in the period of “The Eleventh Five-Year Plan” adopted by the State Council in November 2006, the SERC will speed up the reform to establish an electric power market suitable to China’s circumstances. Furthermore, the PRC Government started in 2009 to experiment with a program for direct power purchase by large power end-users, and has promulgated relevant rules governing the price and method of direct power purchase transactions as well as the market entrance and exit mechanism. In accordance with the above policies, we are conducting research on the program for direct power purchases by large power end-users. In July 2013, China National Energy Administration issued the Notice on Direct Purchases between Power End-users and Power Generation Companies, which officially implemented the direct purchases programs by large end-users. Among the provinces where we operate our power plants, seven of them, namely Shanxi, Jiangsu, Henan, Hunan, Guangdong, Fujian, and Gansu, started the direct purchase program in 2013, and four of them, namely Jiangxi, Yunnan, Hubei and Liaoning, are actively promoting the direct purchase pilot program.

Establishing regional power markets and increasing the use of the bidding method are the general trend in China’s power market reform, which is conducive to creating a competition environment that is fair, transparent and equitable. Power sales through a bidding process have been tested, to a small degree, in the power market in the Northeastern region and Eastern region. However, as of December 31, 2013, the use of the bidding method in power sales had not been substantively implemented yet.

In 2008, with the purpose of improving energy usage efficiency, the government implemented an optimized-dispatch electricity policy in Henan Province, Sichuan Province, Jiangsu Province, Guangdong Province and Guizhou Province on a pilot basis, as a result of which, the utilization hours of low energy consumption and low pollution generating units have been improved. We believe that our large generating units with high efficiency and low emission in Henan, Jiangsu and Guangdong provinces are competitive in the market.

The following table sets forth the average power tariff (RMB/MWh) of electric power sold by our power plants in China, for each of the five years ended December 31 through 2013 and the approved power tariff for 2014.

	Year Ended December 31,
	2009	2010	2011	2012	2013	2014
	Average Tariff (1)	Average Tariff (1)	Average Tariff (1)	Average Tariff (1)	Average Tariff (1)	Approved Tariff (1)
Liaoning Province
Dalian Power Plant	368.66	375.44	382.84	409.18	407.89	407.20
Dandong Power Plant	366.30	376.61	383.08	405.73	401.09	407.20
Yingkou Power Plant	383.58	387.78	394.82	409.35	406.85	402.20
Yingkou Co-generation Power Plant	375.00	386.29	391.92	397.59	396.96	412.20
Wafangdian Wind Power Plant	—	—	610.00	610.82	632.85	620.00
Changtu Taiping Wind Power Plant	—	—	—	610.00	605.30	610.00
Suzihe Hydropower	—	—	—	364.25	330.00	330.00
Inner Mongolia Autonomous Region
Huade Wind Power Plant	—	510.00	528.45	520.00	520.00	520.00
Hebei Province
Shang’an Power Plant	372.41	378.59	408.20	434.63	431.15	—
Phase I	—	—	—	—	—	435.10
Phase II	—	—	—	—	—	424.60
Kangbao Wind Power Plant	—	—	—	536.72	534.47	540.00
Gansu Province
Pingliang Power Plant	261.02	275.91	306.36	336.12	332.16	327.01
Jiuquan Wind Power Plant	—	—	—	520.60	520.60	520.60
Beijing Municipality
Beijing Co-generation Power Plant	482.42	474.21	481.35	494.00	529.47	496.15
Beijing Co-generation CCGT	—	—	—	—	468.79	650.00
Tianjin Municipality
Yangliuqing Co-generation Power Plant	408.12	407.08	414.23	438.03	483.73	433.20
Shanxi Province
Yushe Power Plant
Phase I	352.89	336.30	336.30	—	—	—
Phase II	316.62	333.36	363.66	396.56	393.37	392.70
Zuoquan Power Plant	—	—	—	383.25	389.83	386.70
Shandong Province
Dezhou Power Plant	418.92	417.68	443.20	468.90	464.89	464.07
Jining Power Plant
Phases I, II	397.40	398.11	—	—	—	—
Phases III	408.47	411.16	418.76	451.40	446.14	449.70
Co-generation	397.40	401.90	423.82	459.40	457.23	439.70
Xindian Power Plant
Phases I, II	—	—	—	—	—	—
Phase III	404.30	405.67	426.77	453.75	453.35	447.10
Weihai Power Plant	459.30	456.31	435.32	461.89	474.38	466.35
Rizhao Power Plant Phase II	394.24	397.60	420.06	446.90	446.38	445.20
Zhanhua Co-generation	—	397.40	419.76	450.55	446.56	435.20

	Year Ended December 31,
	2009	2010	2011	2012	2013	2014
	Average Tariff (1)	Average Tariff (1)	Average Tariff (1)	Average Tariff (1)	Average Tariff (1)	Approved Tariff (1)
Henan Province
Qinbei Power Plant	370.47	379.68	412.75	441.43	437.01	433.47
Jiangsu Province
Nantong Power Plant	401.71	409.06	425.97	441.25	435.69	437.49
Nanjing Power Plant	407.58	414.19	442.54	442.17	436.35	440.00
Taicang Power Plant
Phase I	412.19	415.37	424.09	430.43	432.81	441.32
Phase II	398.36	414.13	429.44	443.88	427.58	441.32
Huaiyin Power Plant
Phase I	—	—	—	—	—	—
Phase II	415.73	443.17	438.72	458.25	449.87	437.5
Phase III	415.73	443.17	438.72	458.25	449.87	437.5
Jinling Power Plant(2)
CCGT	544.97	568.00	587.53	581.35	585.53	606.00
Coal-fired	—	430.00	417.99	427.34	428.38	440.00
CCGT Co-generation	—	—	—	—	635.42	690.00
Qidong Wind Power Plant
Phases I	487.70	487.70	519.08	487.70	487.75	487.70
Phases II	—	—	—	610.00	610.03	610.00
Rudong Wind Power Plant(3)	—	—	—	—	610.00	610.00
Shanghai Municipality
Shidongkou I	425.76	435.52	441.11	457.18	453.27	444.60
Shidongkou II	411.80	416.36	422.25	442.13	442.00	437.10
Shidongkou power plant	—	445.70	457.20	463.85	462.02	462.30
Shanghai CCGT Power Plant(4)	426.05	415.32	445.00	457.11	486.74	534.00
Chongqing Municipality
Luohuang Power Plant
Phases I, II	365.70	373.30	409.95	448.95	448.57	437.92
Phase III	381.07	388.30	411.91	448.95	448.57	437.92
Zhejiang Province
Changxing Power Plant	479.71	519.39	—	—	—	—
Yuhuan Power Plant	467.54	459.86	462.49	491.37	484.79	467.00
Hunan Province
Yueyang Power Plant
Phase I	434.39	433.09	467.74	506.75	504.31	496.71
Phase II	434.05	439.92	467.74	506.75	499.63	496.71
Phase III	—	—	461.98	507.03	508.31	496.71
Xiangqi Hydro	—	—	—	390.00	390.00	390.00
Hubei Province
Enshi Hydro	—	—	437.03	360.00	356.96	360.00
Jiangxi Province
Jinggangshan Power Plant
Phase I	415.37	427.56	448.30	490.70	481.54	481.20
Phase II	406.60	408.51	446.55	482.19	483.46	485.20
Fujian Province
Fuzhou Power Plant	412.24	413.22	—	—	442.81	—
Phase I	—	—	426.56	455.89	446.22	447.90
Phase II	—	—	440.86	455.68	461.38	462.90
Phase III	—	—	415.49	435.93	430.33	440.40
Guangdong Province
Shantou Power Plant
Phase I	547.00	540.70	546.51	565.78	562.12	546.51
Phase II	502.23	496.20	501.76	521.31	520.71	512.00

	Year Ended December 31,
	2009	2010	2011	2012	2013	2014
	Average Tariff (1)	Average Tariff (1)	Average Tariff (1)	Average Tariff (1)	Average Tariff (1)	Approved Tariff (1)
Haimen Power Plant	497.45	496.33	498.77	529.06	514.30	499.50

Yunnan Province
Diandong Energy	—	—	345.43	359.58	371.30	365.60
Diandong Yuwang	—	—	345.31	361.70	377.41	365.60

Notes:

(1)	Includes value-added tax.

(2)	The average tariff of Jinling CCGT, Jinling Coal-fired and Jinling CCGT Co-generation is the tariff of on-grid power and excludes the revenue generated from the transfer of generation rights.

(3)	Rudong Wind Power commenced production in 2013.

(4)	The average tariff of Shanghai CCGT Power Plant is the tariff of on-grid power and excludes the subsidy income.

Power sales in Singapore

According to the latest available update from EMA, the total licensed capacity in Singapore was 14,049MW, of which more than 12,500MW was in commercial operation. In 2013, the peak demand for electricity was 6,613MW and the annual average load was 5,304MW. The power market in Singapore is competitive, and power generation companies sell their power output through a bidding process and vesting contracts. For the year ended December 31, 2013, power sold through vesting contracts represented approximately 50% to 55% of system demand. The existing Vesting Contract Scheme has rolled back to 40% of system demand in 2014. The decrease in allocated Vesting Contract volumes will have to be made up through increased retail sales, or otherwise, be translated into increased exposure to more volatile pool prices.

Tuas Power is required to sell a substantial portion of its electric power output to the NEMS through a competitive bidding process. The gas-fired combined cycle units of Tuas Power enjoy advantages in the competitive bidding of the pool market given their relatively low cost and high efficiency. Tuas Power in turn receives the price cleared in the market for its output. The volatility in the sales price of the revenue associated with the sale of electricity in the NEMS is effectively managed via vesting contracts and direct retail sales which is carried out through a Tuas Power’s subsidiary. Tuas Power sells all its electricity output into the NEMS, but the actual settlement tariffs deviate from the pool prices due to the effect of vesting contracts and retail sales. For the period from January 1, 2013 to December 31, 2013, power sold through vesting contracts and retail sales represented approximately 86% of Tuas Power’s total power sold for the same period.

Utility sales in Singapore

Since the commercial operation of its first phase of development in March 2013, TPU sold 1,181,380 MT of steam to customers.

Fuel supply arrangements

In 2013, the majority of our power plants were fueled by coal, gas and oil.

Coal

Our coal supply for our coal-fired power plants is mainly obtained from numerous coal producers in Shanxi Province, Inner Mongolia Autonomous Region and Gansu Province. We also obtain coal from overseas suppliers.

For past years, as part of its efforts to make a transition from a comprehensive planned economy to a “socialist market economy”, the PRC has experimented with a variety of methods of setting coal prices. In 1996, the government allowed coal prices to fluctuate within a range around a reference price for coal allocated under the State Plan to be used in electricity generation, and set maximum allowable prices in various coal-producing areas for coal used in electricity generation.

From 2002 to 2003, there was no longer an official State Plan for coal supplies, but the government continued to coordinate the coal prices at the annual national coal purchase conferences attended by, among others, representatives of each of power companies, coal suppliers, and the railway authorities and sponsored and coordinated by NDRC. Power companies obtain allocations for coal on a plant-by-plant basis. Each of the power plants then signs supply contracts with the coal suppliers, and with the railway and shipping companies for the amount of coal and transportation allocated to them. From 2004 to 2008, although such annual coal purchase conferences continue to be held, only key contracts are negotiated and executed at such conferences. Starting from 2009, in furtherance of the coal purchase reform, NDRC ceased to coordinate annual coal purchase conference and took measures to reduce government’s involvement in the coal supply negotiation. NDRC will no longer make allocation of coal supply to power companies, but instead will consolidate and publish overall framework for the coal demand and supply. The price and amount of coal supply will be determined based on the free negotiation between power companies, coal suppliers, and the railway authorities.

In 2008, the average coal price increased significantly, which adversely affected our results of operations. In 2008, we purchased 88.2 million tons of coal and consumed 85.15 million tons of coal. Of the coal purchases in 2008, 55.4% was purchased under the key contracts and the remainder was purchased in the open market. The coal purchase price for our Company, including transportation costs and miscellaneous expenses, averaged approximately RMB584.94 per ton. Our average unit fuel cost in 2008 increased by 46.54% from that in 2007. In 2008, we managed to secure the coal supply by enhancing the coordination between purchase and transportation to stabilize the main supply channel and exploring coal supply resources outside China.

In 2009, the average coal price decreased significantly. In 2009, we purchased 85.92 million tons of coal and consumed 89.07 million tons of coal. Of the coal purchased in 2009, 56.7% was purchased under the key contracts and the remainder was purchased in the open market. The coal purchase price for our Company, including transportation costs and miscellaneous expenses, averaged approximately RMB525.14 per ton. Our average unit fuel cost in 2009 decreased by 13.50% from that in 2008. In 2009, we managed to secure coal supply by expanding our coal import from coal supply resources outside China, which also attributed to a decrease in our average unit fuel cost in 2009.

In 2010, the average coal price increased significantly. We purchased 114.82 million tons of coal and consumed 113.23 million tons of coal. Of our total coal purchases, 52.50% was purchased under the key contracts and the remainder was purchased in the open market. The coal purchase price for our Company, including transportation costs and miscellaneous expenses, averaged approximately RMB605.04 per ton. Our average unit fuel cost in 2010 increased by 14.72% from that in 2009.

In 2011, the average coal price increased significantly. We purchased 144.72 million tons of coal and consumed 144.07 million tons of coal. In 2011, we adjusted the thresholds of key contracts in accordance with the NDRC’s catalogue and criteria. Of our total coal purchases, 26.13% was purchased under the key contracts and the remainder was purchased in the open market. The coal purchase price for our Company, including transportation costs and miscellaneous expenses, averaged approximately RMB637.22 per ton. Our average unit fuel cost in 2011 increased by 9.24% from that in 2010.

In 2012, the average coal price decreased significantly. We purchased 133.47 million tons of coal and consumed 133.93 million tons of coal. Of our total coal purchases, 28.1% was purchased under the key contracts and the remainder was purchased in the open market. The coal purchase price for our Company, including transportation costs and miscellaneous expenses, averaged approximately RMB598.27 per ton. Our average unit fuel cost in 2012 decreased by 7.6% from that in 2011.

In December 2012, the PRC Government issued a notice to further reform coal price, which mandated (1) the termination of all key coal purchase contracts between power generation companies and coal suppliers under the guidance of railway transportation capacity plan, and (2) the termination of the dual pricing system for coal pricing, from the beginning of 2013.

In 2013, as a result of the termination of the key contracts, coal prices in PRC fluctuated wildly. The Bohai-Rim Steam Coal Price Index (“BSPI”) decreased from RMB633 per ton in the beginning of 2013 to RMB530 per ton in early October 2013, and increased again to RMB631 per ton by the end of 2013. Our average standard coal price in 2013 decreased by RMB115.92 per ton from that in 2012.

Gas

Currently, the Company has four Combined Cycle Gas Turbine Power Plants (“CCGT”) in China, including:

1. Huaneng Shanghai Combined Cycle Gas Turbine Power Plant (“Shanghai CCGT”), with gas supply transported through the pipeline of “West-East Gas Transport Project”;

2. Huaneng Jinling Combined Cycle Gas Turbine Power Plant (“Jinling CCGT”) with gas supply transported through the pipeline of “West-East Gas Transport Project”;

3. Huaneng Jinling Combined Cycle Gas Turbine Co-generation Power Plant (“Jinling CCGT Co-generation”) with gas supply transported through the pipeline of “West-East Gas Transport Project”;

4. The gas co-generation expansion project of Beijing Co-generation Power Plant (“Beijing Co-generation CCGT ”) with gas supply transported through the Shanganning pipeline.

Also, the Tuas Power in Singapore has five gas-fired combined cycle generating units and one coal-biomass co-fired co-generation unit. The piped gas for Tuas Power is provided by Gas Supply Pte Ltd and Sembcorp Pte Ltd., whereas LNG is provided by BG Singapore Gas Marketing Pte Ltd.

Oil

Tuas Power decommissioned one 600 MW oil-fired steam unit in the fourth quarter of 2012, and maintained operation of one 600 MW oil-fired steam generating unit. The oil supply for Tuas Power is purchased from the open market. With the increased competition from new gas-fired CCPs, fuel oil consumption is expected to be marginal at best and therefore future purchases, if any, will be on a spot basis. Diesel supply is purchased either pursuant to one-year-term contracts or on a spot basis.

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

We are 36.05% owned by HIPDC, which in turn is a subsidiary of Huaneng Group. Huaneng Group was established in 1988 with the approval of the State Council. Huaneng Group also holds a 15.26% equity interest in us either directly or through its wholly owned subsidiaries. In 2002, Huaneng Group was restructured as one of the five independent power generation group companies to take over the power generation assets originally belonging to the State Power Corporation of China. Huaneng Group has a registered capital of RMB20 billion and is controlled and managed by the central government. Huaneng Group is principally engaged in development, investment, construction, operation and management of power plants; organize the generation and sale of power (and heat); and the development, investment, construction, production and sale of products in relation to energy, transportation, new energy and environmental protection industries.

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

The following organizational chart sets forth the organizational structure of HIPDC and us as of March 31, 2014:

Notes:

(1)	Huaneng Group indirectly holds 100% equity interests in Pro-Power Investment Limited through its wholly owned subsidiary, China Hua Neng Hong Kong Company Limited, and Pro-Power Investment Limited in turn holds 5% equity interests in HIPDC. As a result, Huaneng Group indirectly holds additional 5% equity interests in HIPDC.

(2)	Of the 15.26% equity interest, 11.06% was directly held by Huaneng Group, 3.36% was held by Huaneng Group through its wholly owned subsidiary, China Hua Neng Hong Kong Company Limited, 0.04% was held by Huaneng Group through its wholly owned subsidiary, Huaneng Captial Services Company Limited, and the remaining approximately 0.79% was held by Huaneng Group through its subsidiary, China Huaneng Finance Corporation Limited.

For a detailed discussion of the Company’s subsidiaries, see Note 9 to the Financial Statements.

D.	Property, plants and equipment

The following table presents certain summary information on our power plants as of March 31, 2014.

Plant or Expansion		Actual In-service Date	Current Installed Capacity	Ownership	Attributable Capacity	Type of Fuel
(Names as defined below)			(MW)%		MW
Liaoning Province
Dalian	Phase I	Unit I: Sep. 1988	2 x 350	100%	700	Coal
		Unit II: Dec. 1988
	Phase II	Unit III: Jan. 1999	2 x 350	100%	700	Coal
		Unit IV: Jan. 1999
Dandong		Unit I: Jan. 1999	2 x 350	100%	700	Coal
		Unit II: Jan. 1999
Yingkou	Phase I	Unit I: Jan. 1996	2 x 320	100%	640	Coal
		Unit II: Dec. 1996
	Phase II	Unit III: Aug. 2007	2 x 600	100%	1,200	Coal
		Unit IV: Oct. 2007
Yingkou Co-generation		Unit I: Dec. 2009	2 x 330	100%	660	Coal
		Unit II: Dec. 2009
Wafangdian wind power		24 turbines: Jun. 2011	48	100%	48	Wind
Changtu Taiping wind power	Phase I	33 turbines: Nov. 2012	49.5	100%	49.5	Wind
Suzihe Hydropower		Unit I: Aug. 2012	12.5	100%	12.5	Hydro
		Unit II: Jun. 2012	12.5	100%	12.5	Hydro
		Unit III: Jun. 2012	12.5	100%	12.5	Hydro
Inner Mongolia Autonomous Region
Huade wind power	Phase I	33 turbines: Dec. 2009	49.5	100%	49.5	Wind
	Phase II	33 turbines: Jun. 2011	49.5	100%	49.5	Wind
Hebei Province
Shang’an	Phase I	Unit I: Aug. 1990	2 x 350	100%	700	Coal
		Unit II: Dec. 1990
	Phase II	Unit III: Oct. 1997	2 x 300	100%	600	Coal
		Unit IV: Oct. 1997
	Phase III	Unit V: Jul. 2008	2 x 600	100%	1,200	Coal
		Unit VI: Aug. 2008
Kangbao Wind Power	Phase I	33 turbines: Jan. 2011	49.5	100%	49.5	Wind
Gansu Province
Pingliang		Unit I: Sep. 2000	3 x 325	65%	633.75	Coal
		Unit II: Jun. 2001
		Unit III: Jun. 2003
		Unit IV: Nov. 2003	1 x 330	65%	214.5	Coal
		Unit V: Feb. 2010	2 x 600	65%	780	Coal
		Unit VI: March 2010
Jiuquan wind power		326 turbines: Dec. 2011	501.5	100%	501.5	Wind
Beijing Municipality
Beijing Co-generation		Unit I: Jan. 1998	2 x 165	41%	135.3	Coal
		Unit II: Jan. 1998
		Unit III: Dec. 1998	2 x 220	41%	180.4	Coal
		Unit IV: Jun. 1999
		Unit V: Apr. 2004	75	41%	30.75	Coal
Beijing Co-generation CCGT		Unit I: Dec. 2011	2 x 306.9	41%	251.66	Gas
		Unit II: Dec. 2011
		Unit III: Dec. 2011	1 x 309.6	41%	126.94	Gas

Plant or Expansion		Actual In-service Date	Current Installed Capacity	Ownership	Attributable Capacity	Type of Fuel
(Names as defined below)			(MW)%		MW
Tianjin Municipality
Yangliuqing Co-generation		Unit I: Dec. 1998	4 x 300	55%	660	Coal
		Unit II: Sep. 1999
		Unit III: Dec. 2006
		Unit IV: May 2007
Shanxi Province
Yushe	Phase I	Unit I: Jun. 1994	2 x 100	60%	120	Coal
		Unit III: Dec. 1994
	Phase II	Unit IV: Oct. 2004	2 x 300	60%	360	Coal
		Unit II: Nov. 2004
Zuoquan		Unit I: Dec. 2011	2 x 673	80%	1,076.8	Coal
		Unit II: Jan. 2012
Shandong Province
Dezhou	Phase I	Units I: 1992	1 x 330	100%	330	Coal
		Unit II: 1992	1 x 320	100%	320	Coal
	Phase II	Units III: Jun. 1994	1 x 300	100%	300	Coal
		Unit IV: May 1995	1 x 320	100%	320	Coal
	Phase III	Units V: Jun. 2002	2 x 700	100%	1,400	Coal
		Unit VI: Oct. 2002
Jining	Coal-fired	Unit V: Jul. 2003	2 x 135	100%	270	Coal
		Unit VI: Aug. 2003
	Co-generation	Unit I: Nov. 2009	2 x 350	100%	700	Coal
		Unit II: Dec. 2009
Xindian	Phase III	Unit V: Sep 2006	2 x 300	95%	570	Coal
		Unit VI: Nov. 2006
Weihai	Phase II	Units III: Mar. 1998	2 x 320	60%	384	Coal
		Unit IV: Nov. 1998
	Phase III	Unit V: Dec. 2012	2 x 680	60%	816	Coal
		Unit VI: Dec. 2012
Rizhao	Phase I	Unit I: Apr. 2000	2 x 350	44%	308	Coal
		Unit II: Apr. 2000
	Phase II	Unit III: Dec. 2008	2 x 680	100%	1,360	Coal
		Unit IV: Dec. 2008
Zhanhua		Unit I: Jul. 2005	2 x 165	100%	330	Coal
		Unit II: Jul. 2005
Henan Province
Qinbei	Phase I	Unit I: Nov. 2004	2 x 600	60%	720	Coal
		Unit II: Dec. 2004
	Phase II	Unit III: Nov. 2007	2 x 600	60%	720	Coal
		Unit IV: Nov. 2007
	Phase III	Unit V: Mar. 2012	2 x 1000	60%	1,200	Coal
		Unit VI: Feb. 2013
Jiangsu Province
Nantong	Phase I	Unit I: Sep. 1989	2 x 352	100%	704	Coal
		Unit II: Mar. 1990
	Phase II	Unit III: Jul. 1999	2 x 350	100%	700	Coal
		Unit IV: Oct. 1999
Nanjing		Unit I: Mar. 1994	2 x 320	100%	640	Coal
		Unit II: Oct. 1994
Taicang	Phase I	Unit I: Dec. 1999	2 x 320	75%	480	Coal
		Unit II: Apr. 2000
	Phase II	Unit III: Jan. 2006	2 x 630	75%	945	Coal
		Unit IV: Feb. 2006

Plant or Expansion		Actual In-service Date	Current Installed Capacity	Ownership	Attributable Capacity	Type of Fuel
(Names as defined below)			(MW)%		MW
Huaiyin	Phase II	Unit III: Jan. 2005	2 x 330	63.64%	420	Coal
		Unit IV: Mar. 2005
	Phase III	Unit V: May 2006	2 x 330	63.64%	420	Coal
		Unit VI: Sep. 2006
Jinling	CCGT	Unit I: Dec. 2006	2 x 390	60%	468	Gas
		Unit II: Mar. 2007
	CCGT Cogeneration	Unit I: April. 2013 Unit II: May. 2013	2 x 191	51%	194.82	Gas
Jinling Coal-fired		Unit III: Dec. 2009	2 x 1,030	60%	1,236	Coal
		Unit IV: Aug. 2012
Qidong	Phase I	61 turbines: Mar. 2009	91.5	65%	59.5	Wind
	Phase II	25 turbines: Jan. 2011	50	65%	32.5	Wind
		22 turbines: Jun. 2012	44	65%	28.6	Wind
Rudong		24 turbines: Nov. 2013	48	90%	24.48	Wind
Shanghai Municipality
Shidongkou I		Unit I: Feb. 1988	4 x 325	100%	1,300	Coal
		Unit II: Dec. 1988
		Unit III: Sep. 1989
		Unit IV: May 1990
Shidongkou II	Phase I	Unit I: Jun. 1992	2 x 600	100%	1,200	Coal
		Unit II: Dec. 1992
	Phase II	Unit I: Oct. 2011	2 x 660	50%	660	Coal
		Unit II: Oct. 2011
Shanghai CCGT		Unit I: May 2006	3 x 390	70%	819	Gas
		Unit II: Jun. 2006
		Unit III: Jul. 2006
Chongqing Municipality
Luohuang	Phase I	Unit I: Sep. 1991	2 x 360	60%	432	Coal
		Unit II: Feb. 1992
	Phase II	Unit III: Dec. 1998	2 x 360	60%	432	Coal
		Unit IV: Dec. 1998
	Phase III	Unit V: Dec. 2006	2 x 600	60%	720	Coal
		Unit VI: Jan. 2007
Zhejiang Province
Changxing		Unit I: Jan. 1992	1 x 135	100%	260	Coal
		Unit II: Aug. 1992	1 x 125
Yuhuan	Phase I	Unit I: Nov. 2006	2 x 1,000	100%	2,000	Coal
		Unit II: Dec. 2006
	Phase II	Unit III: Nov. 2007	2 x 1,000	100%	2,000	Coal
		Unit IV: Nov. 2007
Hunan Province
Yueyang	Phase I	Unit I: Sep. 1991	2 x 362.5	55%	398.75	Coal
		Unit II: Dec. 1991
	Phase II	Unit III: Mar. 2006	2 x 300	55%	330	Coal
		Unite IV: May 2006
	Phase III	Unit V: Jan. 2011	2 x 600	55%	660	Coal
		Unit VI: Aug. 2012
Xiangqi Hydro		Unit I: Dec. 2011	4 x 20	100%	80	Hydro
		Unit II: May 2012
		Unit III: Jul. 2012
		Unit IV: Aug. 2012
Hubei Province
Enshi Hydro		Unit I: Dec. 2011	3 x 5	100%	15	Hydro
		Unit II: Dec. 2011
		Unit III: Dec. 2011

Plant or Expansion		Actual In-service Date	Current Installed Capacity	Ownership	Attributable Capacity	Type of Fuel
(Names as defined below)			(MW)%		MW
Jiangxi Province
Jinggangshan	Phase I	Unit I: Dec. 2000	2 x 300	100%	600	Coal
		Unit II: Aug. 2001
	Phase II	Unit III: Nov. 2009	2 x 660	100%	1,320	Coal
		Unit IV: Dec. 2009
Fujian Province
Fuzhou	Phase I	Unit I: Sep. 1988	2 x 350	100%	700	Coal
		Unit II: Dec. 1988
	Phase II	Unit III: Oct. 1999	2 x 350	100%	700	Coal
		Unit IV: Oct. 1999
	Phase III	Unit V: Jul. 2010	2 x 660	100%	660	Coal
		Unit VI: Oct. 2011
Guangdong Province
Shantou	Phase I	Unit I: Jan. 1997	2 x 300	100%	600	Coal
		Unit II: Jan. 1997
	Phase II	Unit III: Oct. 2005	1 x 600	100%	600	Coal
Haimen		Unit I: Jul. 2009	2 x 1,036	100%	2,072	Coal
		Unit II: Oct. 2009
		Unit III: Mar. 2013	2 x 1,036	80%	1,657.6	Coal
		Unit IV: Mar. 2013
Yunnan Province
Diandong	Phase I	Unit I: Feb. 2006	2 x 600	100%	1,200	Coal
		Unit II: Jul. 2006
	Phase II	Unit III: Nov. 2006	2 x 600	100%	1,200	Coal
		Unit IV: May 2007
Yuwang	Phase I	Unit I: Jul. 2009	2 x 600	100%	1,200	Coal
		Unit II: Feb. 2010
Singapore
Tuas		Unit I: Mar. 1999	1 x 600	100%	600	Oil
		Unit III: Nov. 2001	4 x 367.5	100%	1,470	Gas
		Unit IV: Jan. 2002
		Unit V: Feb. 2005
		Unit VI: Sep. 2005
		Unit VII: Dec. 2013	405.9	100%	405.9
Tembusu	Phase I	Feb. 2013	1 x 101	100%	101	Coal & biomass

The following table presents the availability factors and the capacity factors of our coal-fired operating power plants in China for the years ended December 31, 2011, 2012 and 2013.

Coal-fired Power Plant	Availability factor (%)			Capacity factor (%)
	2011	2012	2013	2011	2012	2013
Liaoning Province
Dalian	97.63	98.20	97.03	55.49	48.62	50.71
Dandong	96.51	94.96	96.77	52.25	52.08	50.79
Yingkou	98.15	94.21	92.05	53.84	48.67	45.42
Yingkou Co-generation	86.78	97.76	98.08	54.25	58.93	60.2
Hebei Province
Shang’an	95.86	99.94	97.91	66.05	68.54	66.84
Gansu Province
Pingliang	92.52	92.36	91.48	56.33	42.38	46.79
Beijing Municipality
Beijing	95.27	93.01	95.13	66.02	62.46	59.53
Tianjin Municipality
Yangliuqing	91.13	90.61	94.8	66.17	62.70	67.88
Shanxi Province
Yushe	95.24	92.92	94.98	59.65	64.61	60.64
Zuoquan	-	92.88	91.69	-	56.16	56.67
Shandong Province
Dezhou	95.46	95.19	95.51	62.07	65.66	65.87
Jining	97.92	88.84	95.74	38.89	58.78	59.43
Weihai	93.38	100.00	94.63	57.92	65.31	64.84
Xindian	93.73	100.00	90.94	63.04	69.51	61.92
Rizhao II	98.52	91.43	92.58	70.55	62.65	65.26
Zhanhua Co-generation	94.44	93.89	95.01	54.91	59.47	54.62
Henan Province
Qinbei	92.69	95.51	95.12	72.04	62.80	60.47
Jiangsu Province
Nantong	97.10	95.28	92.49	75.79	68.16	68.14
Nanjing	94.56	93.95	93.82	71.02	68.07	71.21
Taicang	96.26	93.31	98.09	75.53	69.93	74.41
Huaiyin	95.99	89.00	90.79	63.74	61.68	67.22
Jinling Coal-fired	87.83	95.21	89.49	70.56	76.20	72.72
Shanghai Municipality
Shidongkou I	100.00	96.80	95.81	75.96	67.52	71.14
Shidongkou II	95.41	91.82	93.42	64.66	64.20	64.83
Chongqing Municipality
Luohuang	91.81	88.72	93.57	67.28	52.57	63.21
Zhejiang Province
Changxing(1)	-	-	-	-	-	-
Yuhuan	93.24	93.08	92.76	76.39	68.64	72.07
Hunan Province
Yueyang	97.49	95.21	99.99	63.66	43.55	45.02
Jiangxi Province
Jinggangshan	87.46	94.74	92.59	56.39	52.42	57.69
Fujian Province
Fuzhou	94.39	92.77	93.83	72.89	60.26	63.52
Guangdong Province
Shantou	91.95	93.19	97.85	67.40	60.97	59.55
Haimen	93.15	94.75	96.1	74.22	68.84	55.76
Yunnan Province
Diandong	93.28	93.07	94.25	55.40	40.36	35.8
Yuwang	95.34	96.81	93.92	55.30	47.25	43.31

Note:

The details of our operating power plants and construction projects as of March 31, 2014 are described below.

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

In 2013, Dalian Power Plant obtained 64.8% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Dalian Power Plant in 2013 was RMB525.33 (2012: RMB574.91) per ton.

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

In 2013, Dandong Power Plant obtained 58.4% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Dandong Power Plant in 2013 was RMB483.99(2012: RMB523.36) per ton.

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

The coal supply for Yingkou Power Plant is mainly obtained from Shanxi Province. Yingkou Power Plant typically stores 400,000 tons of coal on site. In 2013, Yingkou Power Plant obtained 81.3% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Yingkou Power Plant in 2013 was RMB488.49 (2012: RMB542.15) per ton.

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

The coal supply for Yingkou Co-generation Power Plant is mainly obtained from Inner Mongolia Autonomous Region. Yingkou Co-generation Power Plant typically stores 140,000 tons of coal on site. In 2013, Yingkou Co-generation Power Plant obtained 99.4% of its total consumption of coal from annual contracts and the remainder from the open market The average coal purchase price for Yingkou Co-generation Power Plant in 2013 was RMB393.77 (2012: RMB391.24) per ton.

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

Changtu Taiping Wind Power Plant

Huaneng Liaoning Changtu Taiping Wind Power Plant (“Changtu Taiping Wind Power Plant”) is located in Liaoning Province. Phase I of the Changtu Taiping Wind Power Plant commenced operation in November 2012, with an installed capacity of 49.5 MW, consisting of 33 wind power turbines of 1.5 MW each. We hold 100% of the equity interest in Changtu Taiping Wind Power Plant.

Construction Project in Liaoning Province

Changtu Taiping Wind Power Plant Phase II Project. Phase II of the Changtu Taiping Wind Power Plant commenced construction in 2013. We hold 100% equity interest in this project. The project is planned to have an installed capacity of 48 MW, consisting of 24 wind power turbines of 2 MW each.

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

In 2013, Shang’an Power Plant obtained 71.7% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Shang’an Power Plant in 2013 was RMB503.93 (2012: RMB574.97) per ton.

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

The coal supply for Pingliang Power Plant is obtained from local coal mines. Pingliang Power Plant typically stores 230,000 tons of coal on site. In 2013, Pingliang Power Plant obtained 99.9% of its coal supplies from annual contracts and the remainder from the open market. The average coal purchase price for Pingliang Power Plant in 2013 was RMB360.24 (2012: RMB434.45) per ton.

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

The coal supply for Beijing Co-generation Power Plant is mainly obtained from Inner Mongolia Autonomous Region. Beijing Co-generation Power Plant typically stores 165,000 tons of coal on site. In 2013, Beijing Co-generation Power Plant obtained 91.2% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Beijing Co-generation Power Plant in 2013 was RMB551.32 (2012: RMB591.00) per ton.

Beijing Co-generation Power Plant sells its electricity to North China Electric Power Company.

Beijing Co-generation Power Plant Expansion Project

The gas co-generation expansion project of Beijing Co-generation Power Plant (“Beijing Co-generation CCGT”) consists of one set of “two on one” F-grade gas and steam combined cycle generating units with a power generation capacity of 923.4 MW, heat supply capacity of 650 MW and heat supply area of approximately 13,000,000 square metres. High-standard denitrification, noise reduction, water treatment and other environmental protection facilities were constructed concurrently. In December 2011, Beijing Co-generation CCGT completed its trial run. We hold 41% equity interest in Beijing Co-generation Power Plant. Beijing Co-generation CCGT sells its electricity to North China Electric Company.

Being the first project commencing construction among the four major co-generation centers in Beijing, Beijing Co-generation CCGT firstly introduced the most efficient world-class F-grade gas turbine in the PRC, thus setting a new record of the maximum heat supply capacity, minimum power consumption for power generation and highest annual thermal efficiency for the same type of generating units in the PRC and attaining a leading and international class design standard in the PRC.

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

The coal supply for Yangliuqing Co-generation Power Plant is mainly obtained from Shanxi Province and Inner Mongolia Autonomous Region. Yangliuqing Co-generation Power Plant typically stores 300,000 tons of coal on site. In 2013, Yangliuqing Co-generation Power Plant obtained 71.8% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Yangliuqing Co-generation Power Plant in 2013 was RMB502.55 (2012: RMB558.73) per ton.

Yangliuqing Co-generation Power Plant sells its electricity to North China Electric Company.

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

The coal supply for Yushe Power Plant is obtained from several coal producers located mostly in Shanxi Province. Yushe Power Plant typically stores 500,000 tons of coal on site. In 2013, Yushe Power Plant obtained approximately 28.7% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Yushe Power Plant in 2013 was RMB 328.53 (2012: RMB438.04) per ton.

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

Zuoquan Power Plant typically stores 200,000 tons of coal on site. In 2012, Zuoquan Power Plant obtained approximately 16.0% of its total consumption of coal from annual contracts and the remainders from the open market. The average coal purchase price for Zuoquan Power Plant in 2013 was RMB396.58 per ton (2012: RMB501.23).

Zuoquan Power Plant sells its electricity to Shanxi Electric Power Company.

Power Plants in Shandong Province

Dezhou Power Plant

Huaneng Dezhou Power Plant (“Dezhou Power Plant”) is located in Dezhou City, near the border between Shandong and Hebei Provinces, close to an industrial zone that is an important user of electric power for industrial and commercial purposes. Dezhou Power Plant is comprised of three phases, with Phase I consisting of one 320MW and one 330MW coal-fired generating units, Phase II consisting of two 300 MW coal-fired generating units, and Phase III consisting of two 700 MW coal-fired generating units. The installed capacity of Unit IV was upgraded from 300 MW to 320 MW in January 2009. We hold 100% equity interest in Dezhou Power Plant.

Dezhou Power Plant is approximately 200 km from Taiyuan, Shanxi Province, the source of the plant’s coal supply. The plant is located on the Taiyuan-Shijiazhuang-Dezhou rail line, giving it access to transportation facilities for coal. Dezhou Power Plant typically stores 400,000 tons of coal on site. In 2013, Dezhou Power Plant obtained approximately 86.7% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Dezhou Power Plant in 2013 was RMB555.47 (2012: RMB614.01) per ton. The plant is connected to the main trunk rail line at Dezhou by a dedicated 3.5 km spur line owned by us.

Dezhou Power Plant sells its electricity to Shandong Electric Power Company.

Jining Power Plant

Huaneng Jining Power Plant (“Jining Power Plant”) is located in Jining City, near the Jining load center and near numerous coal mines. Yanzhou coal mine, which is adjacent to the plant, alone has annual production of approximately 20 million tons. Jining Power Plant typically stores 100,000 tons of coal on site.

Jining Power Plant currently consists of two coal-fired generating units, with an aggregate installed capacity of 270 MW. In addition, Jining Power Plant (Co-generation) has an installed capacity of 700 MW and consists of two 350 MW generating units which commenced operation in November and December 2009, respectively. We hold 100% equity interest in Jining Power Plant.

In 2013, Jining Power Plant obtained approximately 83.9% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Jining Power Plant in 2013 was RMB533.71 (2012: RMB602.62) per ton.

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

The coal supply for Xindian Power Plant is obtained from several coal producers located mostly in Shanxi Province. Xindian Power Plant typically stores 250,000 tons of coal on site. In 2013, Xindian Power Plant obtained 74.6% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Xindian Power Plant in 2013 was RMB542.98 (2012: RMB603.15) per ton.

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

Weihai Power Plant Phase I consists of two 125 MW generating units (Units I and II), and Phase II consists of two 320 MW generating units (Units III and IV). Unit I began commercial operation in May 1994 and was shut down in December 2008, and Unit II began commercial operation in January 1995 and was shut down in November 2008. Unit III and Unit IV commenced operation in March and November 1998, respectively. Each of the Units III and IV was upgraded from 300 MW to 320 MW in January 2009. Weihai Power Plant Phase III consists of two 680 MW generating units which commenced operations in December 2012. The coal supply for Weihai Power Plant is obtained from Shanxi Province and Inner Mongolia. Weihai Power Plant typically stores 160,000 tons of coal on site. In 2013, Weihai Power Plant obtained approximately 18.1% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Weihai Power Plant in 2013 was RMB535.57 (2012: RMB576.93) per ton.

Weihai Power Plant sells its electricity to Shandong Electric Power Company.

Rizhao Power Plant

Huaneng Rizhao Power Plant (“Rizhao Power Plant”) is located in Rizhao City of Shandong Province. Rizhao Power Plant currently has an aggregate installed capacity of 2,060 MW. Rizhao Power Plant Phase I has an installed capacity of 700 MW and consists of two 350 MW coal-fired generating units which both commenced operations in April 2000. We hold 44% equity interests in Phase I of Rizhao Power Plant.

We hold 100% equity interest in Phase II of Rizhao Power Plant, which commenced operation in December 2008 and consists of two 680 MW supercritical coal-fired generating units. The coal supply for Phase II of Rizhao Power Plant is obtained from Shanxi Province. Phase II of Rizhao Power Plant typically stores 200,000 tons of coal on site. In 2013, Phase II of Rizhao Power Plant obtained 9.7% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Phase II of Rizhao Power Plant in 2013 was RMB 570.52 (2012: RMB625.27) per ton.

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

The coal supply for Zhanhua Co-generation Power Plant is mainly obtained from Inner Mongolia Autonomous Region. Zhanhua Co-generation Power Plant typically stores 90,000 tons of coal on site. In 2013, Zhanhua Co-generation Power Plant obtained 93.7% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Zhanhua Co-generation Power Plant in 2013 was RMB490.48 (2012: RMB583.66 ) per ton.

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

The coal supply for Qinbei Power Plant is obtained from Shanxi Province. Qinbei Power Plant typically stores 270,000 tons of coal on site. In 2013, Qinbei Power Plant obtained 55.0% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Qinbei Power Plant in 2013 was RMB562.58 (2012: RMB629.69) per ton.

Qinbei Power Plant sells its electricity to Henan Electric Power Company.

Construction Project in Henan Province

Mianchi Cogeneration Power Plant project. In September 2012, Henan Huaneng Mianchi Cogeneration Power Plant project was approved by the National Development and Reform Commission. The project is planned to consist of two sets of 350MW coal-fired cogeneration units. We hold 51% equity interest in this project.

Luoyang Cogeneration Power Plant project. The project is planned to consist of two sets of 350MW coal-fired generation units. We hold 51% equity interest in this project.

Power Plants and Projects in Jiangsu Province

Nantong Power Plant

Huaneng Nantong Power Plant (“Nantong Power Plant”) is located in the city of Nantong. Nantong Power Plant, including Phase I and Phase II, has an installed capacity of 1,404 MW and consists of two 352 MW and two 350 MW coal-fired generating units which commenced operations in 1989, 1990 and 1999. We hold 100% equity interest in Nantong Power Plant.

The coal supply for Nantong Power Plant is obtained from several coal producers located mostly in Northern Shanxi Province. The coal is transported by rail from the mines to Qinhuangdao port and then shipped to the Nantong Power Plant. Nantong Power Plant typically stores 300,000 tons of coal on site.

In 2013, Nantong Power Plant obtained 71.3% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Nantong Power Plant in 2013 was RMB545.84 (2012: RMB610.16) per ton.

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

In 2013, Nanjing Power Plant obtained approximately 42.2% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Nanjing Power Plant in 2013 was RMB614.05 (2012: RMB643.15) per ton.

Nanjing Power Plant sells its electricity to Jiangsu Electric Power Company.

Taicang Power Plant

Huaneng Taicang Power Plant (“Taicang Power Plant”) is located in the vicinity of Suzhou, Wuxi and Changzhou, which is the most affluent area in Jiangsu Province. Taicang Power Plant is an ancillary facility of the China-Singapore Suzhou Industrial Park. Taicang Power Plant Phase I consists of two 300 MW coal-fired generating units, which commenced operations in December 1999 and April 2000 respectively. Taicang Phase II Expansion consists of two 600 MW coal-fired generating units, which commenced operations in January and February 2006, respectively. In April 2008, the installed capacities of the four units of Taicang Power Plant were upgraded to 320 MW, 320 MW, 630 MW and 630 MW, respectively, which increased the total installed capacity of Taicang Power Plant to 1,900 MW. We hold 75% equity interest in Taicang Power Plant.

The coal supply for Taicang Power Plant is primarily from Shenhua in Inner Mongolia and Datong in Shanxi Province. Taicang Power Plant typically stores 350,000 tons of coal on site. In 2013, Taicang Power Plant obtained approximately 20.3% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Taicang Power Plant in 2013 was RMB505.13 (2012: RMB581.59) per ton.

Taicang Power Plant sells its electricity to Jiangsu Electric Power Company.

Huaiyin Power Plant

Huaneng Huaiyin Power Plant (“Huaiyin Power Plant”) is located in the Center of the Northern Jiangsu Power Grid. The plant’s two 220 MW coal-fired generating units commenced operation in November 1993 and August 1994, respectively. In order to reduce energy consumption and increase capacity, one generating unit of Huaiyin Power Plant was upgraded in October 2001, which increased the maximum generating capacity of that unit to 220 MW. In 2002, upgrading of the second generating unit was completed, and the actual generating capacity of Huaiyin Power Plant is 440 MW. The other two 330 MW coal-fired generating units of Huaiyin Power Plant Phase II Expansion commenced operations in January and March 2005, respectively. Huaiyin Power Plant Phase III consists of two 330 MW coal-fired generating units, and which were put into operation in May and September 2006, respectively. We hold 100% equity interest in Phase I and 63.64% equity interest in Phase II and Phase III of Huaiyin Power Plant. Unit I and Unit II of Huaiyin Power Plant were shut down in December 2007 and January 2009, respectively.

The coal supply for the Huaiyin Power Plant is primarily from Anhui Province, Henan Province and Shanxi Province. Huaiyin Power Plant typically stores 180,000 tons of coal on site. In 2013, Huaiyin Power Plant obtained approximately 27.2% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Huaiyin Power Plant in 2013 was RMB590.54 (2012: RMB668.58) per ton.

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

Jinling Power Plant (Coal-fired) consists of two 1,030 MW domestic ultra-supercritical coal-fired generating units, which commenced operation in December 2009 and August 2012, respectively. We hold 60% equity interest in Phase I and Phase II of Jinling Power Plant (Coal-fired). The coal supply for Jinling Power Plant (Coal-fired) is primarily from Shanxi Province and Inner Mongolia Autonomous Region. Jinling Power Plant (Coal-fired) typically stores 300,000 tons of coal on site. In 2013, Jinling Power Plant (Coal-fired) obtained approximately 14.9% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Jinling Power Plant (Coal-fired) in 2013 was RMB571.87 (2012: RMB645.63) per ton.

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

Qidong Wind Power Plant sells its electricity to Jiangsu Electric Power Company.

Taicang Coal Pier Project

Suzhou Port Taicang Terminal Zone Huaneng Coal Pier (“Taicang Coal Pier Project”) is located in Taicang, Suzhou. The Taicang Coal Pier Project has one berth of 100,000 dead weight tonnage (“DWT”) and one berth of 50,000 DWT for coal discharging, four berths of 5,000 DWT each and six berths of 1,000 DWT each for coal loading. The above facilities have commenced trial operation in 2013. We hold 100% equity interest in this project.

Jinling Combined Cycle Cogeneration Power Plant

Jinling Combined Cycle Cogeneration Power Plant is located in Nanjing, Jiangsu. The plant comprises of two 191 MW class (E grade) combined cycle gas turbine cogeneration units and the corresponding support facilities. The two units commenced operation in April 2013 and May 2013, respectively. We hold 51% equity interest in this Plant. The gas supply for the Plant is transported through the pipeline of “West-East Gas Transport Project”.

Jinling Combined Cycle Cogeneration Power Plant sells its electricity to Jiangsu Electric Power Company.

Rudong Wind Power Plant

Rudong Wind Power Plant is located in Rudong, Jiangsu. Phase I of the plant has a total installed generation capacity of 48MW. It commenced operations in November 2013. We hold 65% equity interest in Rudong Wind Power Plant.

Rudong Wind Power Plant sells its electricity to Jiangsu Electric Power Company.

Construction Project in Jiangsu Province

Suzhou Gasfired Co-generation Project. In October 2012, Huaneng Suzhou gasfired Co-generation Project was approval from the Jiangsu Province Development and Reform Commission. We hold 100% equity interest in this project. The Project is planned to consist of two sets of 255MW class (E-class) combined cycle gas turbine cogeneration units.

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

The coal supply for Shidongkou I is primarily from Shanxi Province, Anhui Province and Henan Province. Shidongkou I Power Plant typically stores 150,000 tons of coal on site. In 2013, Shidongkou I obtained 15.5% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Shidongkou I in 2013 was RMB455.53 (2012: RMB551.96) per ton.

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

In 2013, Shidongkou II obtained 19.3% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Shidongkou II in 2013 was RMB475.21 (2012: RMB569.93) per ton.

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

Power Plant in Chongqing Municipality

Luohuang Power Plant

Huaneng Luohuang Power Plant (“Luohuang Power Plant”) is located in Chongqing Municipality. Each of Phase I and Phase II of Luohuang Power Plant has an installed capacity of 720 MW and consists of two 360 MW coal-fired generating units. The two units in Phase I commenced operation in September 1991 and February 1992 respectively, and the two units in Phase II commenced operation in December 1998. Luohuang Power Plant Phase III consist of two 600 MW coal-fired generating units with an installed capacity of 1,200 MW, which were put into operation in December 2006 and January 2007, respectively. We hold 60% equity interest in Luohuang Power Plant.

The coal supply for Luohuang Power Plant is obtained from Chongqing Municipality. Luohuang Power Plant typically stores 450,000 tons of coal on site. In 2013, Luohuang Power Plant obtained 61.4% of its coal supplies from annual contracts and the remainder from the open market. The average coal purchase price for Luohuang Power Plant in 2013 was RMB537.73 (2012: RMB601.94) per ton.

Luohuang Power Plant sells its electricity to Chongqing Municipal Electric Power Company.

Construction Projects in Chongqing Municipality

Chongqing Liang Jiang Gas-Fired Combined Cooling-Heating-Power Project. In December 2011, Chongqing Liang Jiang Gas-Fired Combined Cooling-Heating-Power Project was approved by Chongqing Municipal Development and Reform Commission. We hold 100% equity interest in this project. The project includes the construction of five 300 MW class (F grade) combined cycle gas turbine cogeneration units with a total installed capacity of 1,500 MW.

Power Plants in Zhejiang Province

Changxing Power Plant

Huaneng Changxing Power Plant (“Changxing Power Plant”) is located at the intersection of Zhejiang Province, Jiangsu Province and Anhui Province. Changxing Power Plant is a key power plant in northern Zhejiang area. It has one 125 MW and one 135 MW coal-fired generating unit which commenced operation in January and August 1992, respectively. In January 2011, we closed down the two generation units with a total generation capacity of 260 MW at Changxing Power Plant.

Yuhuan Power Plant

Huaneng Yuhuan Power Plant (“Yuhuan Power Plant”) is located in Taizhou of Zhejiang Province. Yuhuan Power Plant Phase I consists of two 1,000 MW ultra-supercritical coal-fired generating units with a total installed capacity of 2,000 MW. Unit I and Unit II were put into operation in November 2006 and December 2006, respectively. Yuhuan Power Plant Phase II consists of two 1,000 MW ultra-supercritical coal-fired generating units with a total installed capacity of 2,000 MW, which commenced operations in November 2007. We hold 100% equity interest in Yuhuan Power Plant.

The coal supply for Yuhuan Power Plant is primarily obtained from Shanxi Province and Inner Mongolia Autonomous Region. Yuhuan Power Plant typically stores 500,000 tons of coal on site. In 2013, Yuhuan Power Plant obtained 59.9% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Yuhuan Power Plant in 2013 was RMB615.59(2012: RMB714.59) per ton.

Yuhuan Power Plant sells its electricity to Zhejiang Electric Power Company.

Construction Projects in Zhejiang Province

Zhejiang Tongxiang Gas-Fired Co-generation project. In July 2012, Zhejiang Huaneng Tongxiang Gas-Fired Co-generation project was approved by Zhejiang Province Development and Reform Commission. We hold 95% equity interest in this project. The project consists of two sets of 200 MW class combined cycle gas turbine cogeneration units.

Changxing project. In March 2012, Huaneng Changxing Power Plant “Replacing Small Units with Large Ones” Project has been approved by Zhejiang Province Development and Reform Commission. We hold 100% equity interest in this project. The project consists of two sets of 660 MW ultra-supercritical coal-fired generating units.

Power Plant in Hunan Province

Yueyang Power Plant

Huaneng Yueyang Power Plant (“Yueyang Power Plant”) is located in Yueyang City of Hunan Province. Yueyang Power Plant Phase I has an installed capacity of 725 MW and consists of two 362.5 MW sub-critical coal-fired generating units which commenced operation in September and December 1991 respectively. Yueyang Power Plant Phase II consists of two 300MW coal-fired generating units with installed capacity of 600 MW, which were put into operation in March and May 2006, respectively. Huaneng Yueyang Power Plant Phase III (“Yueyang Power Plant Phase III”) consists of two 600 MW generating units with a total installed capacity of 1,200 MW. In January 2011 and August 2012, Unit 5 and Unit 6 of Yueyang Power Plant Phase III, two 600MW coalfired generating units, commenced operation, respectively. We hold 55% equity interest in Yueyang Power Plant.

The coal supply for Yueyang Power Plant is obtained from Datong in Shanxi Province. Yueyang Power Plant typically stores 500,000 tons of coal on site. In 2013, Yueyang Power Plant obtained 29.7% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Yueyang Power Plant in 2013 was RMB604.30 (2012: RMB642.07) per ton.

Yueyang Power Plant sells its electricity to Hunan Electric Power Company.

Yongzhou Xiangqi Hydropower Station

Huaneng Yongzhou Xiangqi Hydropower Station (“Xiangqi Hydropower Station”) is located in Xiangqi County of Hunan Province. Xiangqi Hydropower Station consists of four 20 MW hydraulic generating units with a total installed capacity of 80 MW. In December 2011, Unit I of Xiangqi Hydropower Station with an installed capacity of 20 MW passed a trial run. Unit I and Unit II of Yongzhou Xiangqi Hydropower Station with an installed capacity of 20 MW each commenced operation in December 2011 and May 2012, respectively. Unit III and Unit IV of Xiangqi Hydropower Station with an installed capacity of 20 MW commenced operation in May and August 2012, respectively. We hold 100% equity interest in Xiangqi Hydropower Station.

Xiangqi Hydropower Station sells its electricity to Hunan Electric Power Company.

Construction Projects in Hunan Province

Subaoding Wind Power Project

Hunan Subaoding Wind Power Project is located between Hongjiang City and Dongkou County in Hunan. Construction is planned for 75 wind power turbines each with a generation capacity of 2000kw wind power. We hold 100% equity interest in the Subaoding Wind Power Project.

Power Plant in Hubei Province

Enshi Hydropower Station

Hubei Enshi Maweigou Hydropower Station (“Enshi Hydropower Station”) is located in Enshi City of Hubei Province. We entered into an equity transfer agreement to acquire Enshi Hydropower Station on September 30, 2011. Enshi Hydropower Station is planned to consist of eleven 5 MW hydraulic generating units with a total installed capacity of 55 MW. In December 2011, an installed capacity of 15 MW of Enshi Hydropower Station commenced operation. We hold 100% equity interest in Enshi Hydropower Station.

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

The coal supply for Jinggangshan Power Plant is obtained from Henan Province, Anhui Province and Jiangxi Province. Jinggangshan Power Plant typically stores 255,000 tons of coal on site. In 2013, Jinggangshan Power Plant obtained 63.1% of its total coal consumption from annual contracts and the remainder from the open market. The average coal purchase price for Jinggangshan Power Plant in 2013 was RMB669.05 (2012: RMB787.28) per ton.

Jinggangshan Power Plant sells its electricity to Jiangxi Electric Power Company.

Construction Projects in Jiangxi Province

Jianggongling Wind Power Project

Jianggongling Wind Power Project is located in Jiujiang, Jiangxi. The project is planned to have 24 wind power turbines with a total generation capacity of 48MW. We hold 100% equity interest in the project.

Power Plant in Fujian Province

Fuzhou Power Plant

Huaneng Fuzhou Power Plant (“Fuzhou Power Plant”) is located on the south bank of the Min River, southeast of the city of Fuzhou. Fuzhou Power Plant has been developed in three phases. The Fuzhou Power Plant Phase I and Phase II utilize four 350 MW coal-fired generating units with an installed capacity of 1,400 MW, and commenced operations in 1988 and 1999, respectively. The Fuzhou Power Plant Phase III consists of two 600 MW generating units with a total installed capacity of 1,200 MW, and commenced operations in 2010 and 2011, respectively. The capacity of Unit V and Unit VI of the Fuzhou Power Plant Phase III was expanded to 660 MW per unit since January 2012. We hold 100% equity interest in Fuzhou Power Plant.

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

In 2013, the Fuzhou Power Plant obtained 18.9% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Fuzhou Power Plant in 2013 was RMB586.87 (2012: RMB656.37 ) per ton.

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

In 2013, the Shantou Power Plant obtained 23.2% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Shantou Power Plant in 2013 was RMB579.67 (2012: RMB656.52) per ton.

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

The coal supply for Haimen Power Plant is mainly imported from Indonesia. Haimen Power Plant typically stores 400,000 tons of coal on site. In 2013, Haimen Power Plant obtained 41.0% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Haimen Power Plant in 2013 was RMB558.60 (2012: RMB672.22) per ton.

Haimen Power Plant sells its electricity to Guangdong Electric Power Company.

Construction Project in Guangdong Province

Shantou Port Haimen Terminal Zone Huaneng Coal Transit Base Project. Shantou Port Haimen Terminal Zone Huaneng Coal Transit Base Project (“Haimen Terminal Project”) was approved by the National Development and Reform Commission of the PRC in February 2012. Currently, we hold 100% equity interest in this project. Haimen Terminal Project is planned to transform and newly construct a 70,000 Dead Weight Tonnage (“DWT”) coal unloading berth, a 50,000 DWT coal loading berth and a 3,000 DWT multi-purpose berth, with a planned annual throughput capacity of 22.7 million tons, including ship unloading capacity of 21.5 million tons and ship loading capacity of 1.2 million tons.

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

The coal supply for Diandong Power Plant is mainly obtained from Yunnan and Guizhou Provinces. Diandong Power Plant typically stores 1,200,000 tons of coal on site. In 2013, Diandong Power Plant obtained 34.6% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Diandong Power Plant in 2013 was RMB469.18 (2012: RMB508.51) per ton.

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

The coal supply for Yuwang Power Plant is mainly obtained from Yunnan and Guizhou Provinces. Yuwang Power Plant typically stores 600,000 tons of coal on site. In 2013, Yuwang Power Plant obtained 36.8% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price of coal for Yuwang Power Plant in 2013 was RMB456.19 (2012: RMB454.63) per ton.

Yuwang Power Plant sells its electricity to Yunnan Electric Power Company.

Construction Project in Yunnan Province

Yunnan Chuxiong Gas Co-generation New Project. Huaneng Yunnan Chuxiong Gas Co-generation New Project (“Yunnan Chuxiong Project”), which is wholly owned by us, was approved by the Development and Reform Commission of the Yunnan Province in February 2012. We hold 100% equity interest in this project. Yunnan Chuxiong Project is planned to build two 300 MW class combined cycle gas turbine cogeneration units.

Diandong Mine Project. Diandong Mine Project consists of Bailongshan Coal Mine and Yuwang Coal Mine with an area of approximately 131.4 square kilometers. It has a recoverable reserve of approximately 1.788 billion tons. Diandong Mine Project is planned to commence operation gradually from 2014 to 2018, with an aggregate planned production capacity of approximately 6.0 million tons per year.

Wenbi Mountian Wind Power Project. Huaneng Fuyuan Wenbi Mountain Wind Power Project (“Wenbi Wind Power Project”) is located in Qujing, Yunnan. The project is planned to have 20 wind power turbines, each with a generation capacity of 2000kw, and a total generation capacity of 40MW, and other supporting facilities.

Power Plant in Singapore

Tuas Power

Tuas Power is one of the three largest power generation companies in Singapore, which is located at 60 Tuas South Avenue 9, the west coast of Singapore. With a licensed generating capacity of 2,670MW, it currently has an installed operation generating capacity of 2,577 MW, comprising of four 367.5MW and one 405.9 MW gas-fired combined cycle generating units, one 101MW unit of the Tembusu multi-utility complex and one 600 MW oil-fired steam generating unit.

The oil supply of Tuas Power is obtained through auction in the open market. The gas supply is obtained from Gas Supply Pte Ltd and Sembcorp Pte Ltd.

Combined Cycle Power Plant No. 5.

Combined Cycle Power Plant No. 5 (“CCP5”) is a natural-gas fired plant at Tuas Power Station, and has a generation capacity of 405.9MW. The CCP5 is comprised of an Alstom GT26 gas turbine, a generator, a steam turbine and a heat recovery steam generator, all arranged in a single shaft configuration, which will enhance CCP5’s portfolio of generation capability. CCP5 commenced its commercial operation in December 2013. The more efficient CCP 5 will help maintain TPG’s competitive position in the highly competitive electricity market in Singapore, which is expected to become more intense with the entry of some 3,000MW of new CCPs by the end of 2014. With the successful completion of CCP 5, which replaces the oil-fired Steam Unit 2,we expect that Tuas Power’s market share will be preserved when power generation in Singapore moves to 100% gas-fired plants in 2014.

Construction Project in Singapore

Tembusu Multi-Utilities Complex. Tembusu multi-utilities complex is expected to consist of a co-generation plant, a desalination plant and a wastewater treatment facility, with a total installed capacity of 165 MW. The complex will be developed in multiple phases in order to meet customers’ demand. Phase 1 consists of 1 x 450 t/h coal-biomass co-fired circulated fluidized bed boiler, 2 x 200 t/h diesel/natural gas fired boilers and 1 x 101MW steam turbine-generator, and other components of plant. Phase 1 commenced operation in February 2013. Phase 2A consists of 1 x 450 t/h coal-biomass co-fired circulated fluidized bed boiler, 1 x 200 t/h diesel/natural gas fired boiler and 1 x 32MW steam turbine-generator, and other components of the plant. The construction work for Phase 2A is in progress and scheduled to be completed by the first quarter of 2014. TPL owns 100% equity interest in this project.

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

Since 2002, we have been facing competition from four other major power generation groups: China Power Investment Corporation, China Huadian Power Corporation, China Guodian Power Corporation and China Datang Power Corporation, which were created following the break-up of the former State Electric Corporation in 2002. Although we were not affected by this reform measure, as we have developed good working relationship with the dispatch centers and the relevant government departments in the areas where our power plants are located, there can be no assurance that such good working relationships will not be adversely affected as more power generation companies compete for favorable dispatch treatment.

As power generation companies were separated from power grid companies and more competitors entered into the market, the SERC issued the Interim Measures Regarding Promotion of Openness, Fairness and Equitableness of Power Dispatch, requiring power dispatch centers to treat all competitors indiscriminately in respect of dispatch administration and information disclosure, except in cases where safe and stable operation of the electric power system requires different treatment.

In 2008, with the purpose of improving energy usage efficiency, the government implemented an electricity-optimized dispatch policy in Henan Province, Sichuan Province, Jiangsu Province, Guangdong Province and Guizhou Province on a pilot basis, and plans to roll out to others if the trial operation is successful. In addition, as of December 31, 2013, in all regions in which we operate power plants, the government’s power administrative departments make differential power generation plan policies to improve the planned utilization hours of the environment-protecting and energy-saving units.

Competition and Dispatch in Singapore

The Singapore power market is highly concentrated, as the three largest power generation companies account for approximately 80% of total generating capacity. Tuas Power competes in the NEMS using its portfolio of gas-fired and oil-fired generating units. It was able to achieve a market share of approximately 20.60% in the NEMS for 2013. Its major competitors include Senoko Energy (formerly Senoko Power) which is owned by a Japanese/French consortium led by Marubeni Group, YTL PowerSeraya that is owned by YTL Group of Malaysia, SembCorp Cogen and Keppel Merlimau Cogen. A new entrant, PacificLight Power Pte Ltd, is expected to enter the market in 2014. Tuas Power’s generating units are relatively new with a track record of steady operation and high reliability. The technical and economic parameters of Tuas Power’s units make Tuas Power one of the leaders in Singapore’s power industry.

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

Effective July 1, 2003, all power plants in China became subject to the pollutant discharge levy system, pursuant to which discharge fees are levied based on the actual amount of pollutants discharged. As a result, all of our power plants are now required to pay discharge fees in such manner. Since 2008, certain provinces have raised the rates of waste disposal fees. In 2011, 2012 and 2013, we paid to the local governments total discharge fees of approximately RMB530 million, RMB543 million and RMB475 million respectively.

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

In September 2013, the State Council issued the Air Pollution Prevention Action Plan (the “Plan”), setting forth stricter requirements for air pollution prevention and control. Local government departments have released local rules and regulations under the Plan, some of which require higher emission standards than the national ones. Carbon emission trading has been conducted in certain regions on a trial basis and could be gradually introduced to an expanded market in the future. On July 1, 2014, the new pollutants emission standards for thermal power plants and the dust emission standards in key regions will also come into effect.

In order to meet with the requirements of the New Emission Standards, we have installed flue gas desulphurization (“FGD”) facilities and denitrification facilities with all of our newly constructed generating units. We have also carried out sulfur disposal reform on the existing generating units. As of the end of 2012, we have installed and operated desulphurization facilities on all our existing coal-fired generating units.

In order to reduce fly ash, we use very high-efficiency electrostatic precipitators. Each power plant is also equipped with a wastewater treatment facility to treat water used by the power plant before it is released into the river or the sea. We pay discharge fees on the basis of measurements made at discharge points of each plant where waste is released. All of the disposal equipment and facilities for sulfur dioxide, fly ash, wastewater and noise in our existing power plants completely satisfy the existing national standards.

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

To address the environmental concerns and regulatory requirements, Tuas Power has put in place an environmental management system. All generating units are equipped with pollution control facilities. Stage I steam plant burn low sulfur content fuel oil and employ an electro-precipitator to control sulfur dioxide and particulate emissions. Stage II combined-cycle plants burn natural gas and are fitted with low-nitrogen oxide burners to control nitrogen oxide emissions. Source emission testing is performed annually and the results are submitted to the Pollution Control Department.

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

Insurance

We currently maintain property all-risks insurance and machinery-breakdown insurance for all of our power plants, and construction all-risks insurance or erection all-risks insurance for all of our newly built and expansion projects as well as large-scaled upgrading projects. Our current insurance coverage on our property, plant and equipment (including construction all-risk insurance) is mainly maintained with Yongcheng Property and Casualty Insurance Company, and co-insured by PICC Property and Casualty Company Ltd. and China Pacific Property Insurance Co., Ltd., which amounted to approximately RMB270 billion. In July 2013, we renewed the liabilities insurance for our directors and officers with a coverage of US$10 million.

We do not maintain any third-party liability insurance to cover claims in respect of bodily injury or property or environment damage arising from accidents on our property or relating to our operation other than the third-party additional risk insurance included in construction all-risk insurance or erection all-risk insurance. We do not usually carry business interruption insurance either, which is not customarily carried by power companies in the PRC. We believe that our insurance coverage is adequate and is standard for the power industry in China. Please refer to the section entitled “Risk factors – Risks relating to our business and the PRC’s power industry – Operation of power plants involves many risks and we may not have enough insurance to cover the economic losses if any of our power plant’s ordinary operation is interrupted.”

Tuas Power purchases key insurance policies, such as industrial all-risks insurance, business-interruption insurance, product and public liability insurance, directors’ and officers’ liability insurance and pollution legal liability insurance. The insured value under industrial all-risks is S$2.72 billion. For the Tembusu Multi-Utilities Complex project, the owner-controlled insurance program covers erection/ construction all-risks insurance with delay in start-up, third party liability insurance and marine cargo insurance with delay in start-up.

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

Looking back in 2013, with the strong support of its shareholders, the employees of the Company made active and concerted efforts in response to the changes in power, coal and capital markets by expanding overseas markets, improving marketing analysis and enhancing internal management with a focus on key operations, thorough planning and sound controls. These efforts have contributed to growth of the Company in various aspects and made 2013 another year of its best operating results. During 2013, the Company maintained its leading position in major technological, economic indexes and utilization hours through safe production and active marketing activities. Its fuel costs were considerably reduced due to stronger fuels management, and financial costs were effectively controlled. Marked improvement was noticeable in the Company’s growth quality because of its active power generation restructuring efforts. The Company has also made new developments in energy saving, environment protection, and technological renovation, and diligently fulfilled its social responsibilities as a reliable provider of sufficient and clean energy to the society.

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

Depreciation of property, plant and equipment

Depreciation of property, plant and equipment is provided based on book value less estimated residual value over estimated useful life using a straight-line method. For impaired property, plant and equipment, depreciation is provided based on book value after deducting the impairment provision over estimated useful life. The estimated useful lives are as follows:

2013
Dam	8 – 50 years
Port facilities	20 – 40 years
Buildings	8 – 30 years
Electric utility plant in service	5 – 30 years
Transportation facilities	8 – 27 years
Others	5 – 14 years

At the end of each year, the Company and its subsidiaries review the estimated useful life, residual value and the depreciation method of the property, plant and equipment for adjustment when necessary.

Management of the Company determines the estimated useful lives of property, plant and equipment and respective depreciation. The accounting estimate is based on the expected wear and tear incurred during power generation. Wear and tear can be significantly different following renovation each time. When the useful lives differ from the original estimated useful lives, management will adjust the estimated useful lives accordingly. It is possible that the estimates made based on existing experience are different from the actual outcomes within the next financial period and could cause a material adjustment to the depreciation and carrying amount of property, plant and equipment.

Useful life of power generation license

The Company and its subsidiaries acquired the power generation license as part of the business combination with Tuas Power. The power generation license is initially recognized at fair value at the acquisition date. It is of indefinite useful life and is not amortized. It is tested annually for impairment and carried at cost less accumulated impairment loss. Useful life of the power generation license is reviewed by the Company and its subsidiaries each financial period to determine whether events and circumstances continue to support the indefinite useful life assessment. As of year end, management of the Company and its subsidiaries considered the estimated useful life for its power generation license as indefinite. This estimate is based on the expected renewal of the power generation license without significant restriction and cost, together with the consideration on related future cash flows generated and the expectation of management in continuous operations. Based on existing knowledge, outcomes within the next financial period that are different from assumptions could require a change in the carrying amounts of the power generation license.

Impairment of long-lived assets

The carrying amounts of property, plant and equipment, intangible assets with definite useful lives, land use rights and long-term equity investments not accounted for as financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and power generation licenses are tested for impairment annually regardless of whether there are indications of impairment or more frequently if events or changes in circumstances indicate a potential impairment. An impairment loss is recognized if the carrying amount of an asset or cash-generating unit (“CGU”) exceeds its recoverable amount.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less cost to sell. For impairment testing, assets are grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs.

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

Newly adopted accounting policies

The following new standards and amendments to standards are adopted for the first time for the financial year beginning January 1, 2013.

·	Amendments to IAS 1, “Presentation of financial statements – Presentation of items of other comprehensive income”. The amendments require entities to present separately the items of other comprehensive income that would be reclassified to profit or loss in the future if certain conditions are met from those that would never be reclassified to profit or loss. The Company and its subsidiaries adopted the amendments from January 1, 2013. These amendments did not have any material impact on the consolidated financial statements.

·	IFRS 10, “Consolidated financial statements” introduces a single-control model to determine whether an investee should be consolidated, by focusing on whether the entity has power over the investee, exposure or rights to variable returns from its involvement with the investee and the ability to use its power to affect the amount of those returns. As a result of the adoption of IFRS 10, the Company and its subsidiaries have changed their accounting policy with respect to determining whether they have control over an investee. The adoption did not change any of the control conclusions reached by the Company and its subsidiaries in respect of its involvement with other entities as at January 1, 2013.

·	IFRS 11, “Joint arrangements” divides joint arrangements into joint operations and joint ventures. Entities are required to determine the type of an arrangement by considering the structure, legal form, contractual terms and other facts and circumstances relevant to their rights and obligations under the arrangement. Joint arrangements that are classified as joint operations under IFRS 11 are recognized on a line-by-line basis to the extent of the joint operator’s interest in the joint operation. All other joint arrangements are classified as joint ventures under IFRS 11 and are required to be accounted for using the equity method in the Company and its subsidiaries’ consolidated financial statements. Proportionate consolidation is no longer allowed as an accounting policy choice.

As a result of the adoption of IFRS 11, the Company and its subsidiaries have changed their accounting policy with respect to their interests in joint arrangements and re-evaluated their involvement in their joint arrangements. The adoption of IFRS 11 did not have any material impact on the financial position and the financial result of the Company and its subsidiaries.

·	IFRS 12, “Disclosure of interests in other entities, brings together into a single standard all the disclosure requirements relevant to an entity’s interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. The disclosures required by IFRS 12 are generally more extensive than those previously required by the respective standards. To the extent that the requirements are applicable to the Company and its subsidiaries, the Company and its subsidiaries have provided those disclosures in notes 8, 9 and 41 of the Financial Statements.

·	IFRS 13, “Fair value measurement” replaces existing guidance in individual IFRSs with a single source of fair value measurement guidance. IFRS 13 also contains extensive disclosure requirements about fair value measurements for both financial instruments and non-financial instruments. To the extent that the requirements are applicable to the Company and its subsidiaries, the Company and its subsidiaries have provided those disclosures in note 3(b). The adoption of IFRS 13 did not have any material impact on the fair value measurements of the Company and its subsidiaries’ assets and liabilities.

·	Amendments to IAS 19, “Employee benefits” introduces a number of amendments to the accounting for defined benefit plans. Among them, revised IAS 19 eliminates the “corridor method” under which the recognition of actuarial gains and losses relating to defined benefit schemes could be deferred and recognized in profit or loss over the expected average remaining service lives of employees. Under the revised standard, all actuarial gains and losses are required to be recognized immediately in other comprehensive income. Revised IAS 19 also changed the basis for determining income from plan assets from expected return to interest income calculated at the liability discount rate, and requires immediate recognition of past service cost, whether vested or not. This change in accounting policy did not have any material impact on the financial position and the financial result of the Company and its subsidiaries.

·	Annual Improvements to IFRSs 2009-2011 Cycle contains amendments to five standards with consequential amendments to other standards and interpretations. Among them, IAS 1 has been amended to clarify that an opening balance sheet is required only when a retrospective application of an accounting policy, a retrospective restatement or a reclassification has a material effect on the information presented in the opening balance sheet. The amendments also remove the requirement to present related notes to the opening balance sheet when such statement is presented. The adoption of the amendments did not have an impact on these financial statements because the Company and its subsidiaries have not made retrospective restatements during the periods presented.

·	Amendments to IFRS 7, “Disclosures – Offsetting financial assets and financial liabilities.” The amendments introduce new disclosures in respect of offsetting financial assets and financial liabilities. Those new disclosures are required for all recognized financial instruments that are set off in accordance with IAS 32, Financial instruments: Presentation and those that are subject to an enforceable master netting arrangement or similar agreement that covers similar financial instruments and transactions, irrespective of whether the financial instruments are set off in accordance with IAS 32. The adoption of the amendments did not have an impact on the Company and its subsidiaries’ financial statements because the Company and its subsidiaries have not offset financial instruments, nor have they entered into master netting arrangements or a similar agreement which is subject to the disclosures of IFRS 7 during the periods presented.

The adoption of the amendments did not have an impact on the Company and its subsidiaries’ financial statements because the Company and its subsidiaries have not offset financial instruments, nor have they entered into master netting arrangements or any similar agreement which is subject to the disclosures of IFRS 7 during the periods presented.

New accounting pronouncements

For a detailed discussion of new accounting pronouncements, see Note 2(ac) to the Financial Statements.

B.	Operating results

Our financial statements are prepared under IFRS as issued by IASB. The following management’s discussion and analysis is based on the financial information prepared under IFRS.

Year ended December 31, 2013 compared with year ended December 31, 2012

	For the Year Ended December 31,
	2013	2012	Increased/ (Decreased)
	RMB’000	RMB’000%
Operating revenue	133,832,875	133,966,659	-

Tax and levies on operations	(1,043,855)	(672,040)	55

Operating expenses
Fuel	(73,807,817)	(82,355,449)	(10)
Maintenance	(3,856,975)	(2,846,521)	35
Depreciation	(11,293,522)	(11,032,748)	2
Labor	(5,762,884)	(5,112,484)	13
Service fees on transmission and transformer facilities of HIPDC	(140,771)	(140,771)	-
Purchase of electricity	(4,955,603)	(7,101,878)	(30)
Others	(8,860,409)	(7,747,828)	14

Total operating expenses	(108,677,981)	(116,337,679)	(7)

Profit from operations	24,111,039	16,956,940	42

Interest income	170,723	175,402	(3)
Financial expenses, net
Interest expense	(7,787,742)	(8,897,097)	(12)
Exchange gain / (loss) and bank charges , net	94,109	(166,778)	(156)

Total financial expenses, net	(7,693,363)	(9,063,875)	(15)

Share of profits of associates / joint ventures	615,083	622,358	(1)

Loss on fair value changes of financial assets / liabilities	(5,701)	(1,171)	387

Other investment income	224,908	187,131	20

Profit before income tax expense	17,422,689	8,876,785	96

Income tax expense	(4,522,671)	(2,510,370)	80

Net Profit	12,900,018	6,366,415	103

Attributable to:

Equity holders of the Company	10,426,024	5,512,454	89
Non-controlling interests	2,473,994	853,961	190

	12,900,018	6,366,415	103

For the year ended December 31, 2013, the Company’s total power generation on a consolidated basis amounted to 317.481 billion kWh, representing a 4.98% increase from the year ended December 31, 2012. The increase in the Company’s power generation was mainly attributable to the Company efforts to restructure its power generation processes.

The power generation of the Company’s domestic power plants for the year ended December 31, 2013 is listed below (in billion kWh):

Domestic Power Plant	Power generation in 2013	Power generation in 2012	Change
Liaoning Province
Dalian	6.132	5.980	2.54%
Dandong	3.115	3.202	-2.72%
Yingkou	7.321	7.867	-6.94%
Yingkou Co-generation	3.329	3.337	-0.24%
Wafangdian Wind Power	0.111	0.102	8.82%
Suzihe Hydropower	0.027	0.013	107.69%
Changtu Wind Power	0.093	0.006	1,450.00%
Inner Mongolia Autonomous Region
Huade Wind Power	0.226	0.203	11.33%
Hebei Province
Shang’an	13.633	14.265	-4.43%
Kangbao Wind Power	0.080	0.062	29.03%
Gansu Province
Pingliang	10.144	9.214	10.09%
Jiuquan Wind Power	0.887	0.756	17.33%
Beijing Municpality
Beijing Co-generation	4.686	4.636	1.08%
Beijing Co-generation (Combined Cycle)	3.980	3.955	0.63%
Tianjin Municipality
Yangliuqing Co-generation	6.851	6.609	3.66%
Shanxi Province
Yushe	2.951	3.405	-13.33%
Zuoquan	6.682	6.358	5.10%
Shandong Province
Dezhou	15.405	15.400	0.03%
Jining	5.050	5.097	-0.92%
Weihai	11.361	11.608	-2.13%
Xindian	3.254	3.256	-0.06%
Rizhao Phase II	7.775	7.484	3.89%
Zhanhua Co-generation	1.761	1.724	2.15%
Henan Province
Qinbei	21.927	17.764	23.44%
Jiangsu Province
Nantong	7.951	8.406	-5.41%
Nanjing	3.678	3.827	-3.89%
Taicang	11.445	11.672	-1.94%
Huaiyin	7.244	7.152	1.29%
Jinling CCGT	2.400	3.788	-36.64%
Jinling Coal-fired	12.811	11.538	11.03%
Jinling Co-generation	1.115	-	-
Rudong Windpower	0.012	-	-
Qidong Wind Power	0.350	0.357	-1.96%
Shanghai Municipality
Shidongkou I	7.875	7.710	2.14%
Shidongkou II	6.708	6.472	3.65%
Shidongkou Power Generation	7.603	7.739	-1.76%
Shanghai CCGT	1.974	1.633	20.88%
Chongqing Municipality
Luohuang	14.278	12.191	17.12%
Zhejiang Province
Yuhuan	24.819	24.116	2.92%
Hunan Province
Yueyang	9.958	8.204	21.38%
Xiangqi Hydropower	0.267	0.183	45.90%
Hubei Province
Enshi Hydro	0.045	0.050	-10.00%
Jiangxi Province
Jinggangshan	9.702	8.842	9.73%
Fujian Province
Fuzhou	14.666	13.800	6.28%
Guangdong Province
Shantou Coal-fired	5.614	6.420	-12.55%
Haimen	18.105	12.529	44.50%
Yunnan Province
Diandong	7.527	8.509	-11.54%
Yuwang	4.553	4.992	-8.79%

In 2013, the power generated by Singapore operations accounted for 20.60% of the total power generated in Singapore, decreased by 4.6 percentage points from 2012, mainly attributable to the decreased power generation, as a result of the increase of newly commissioned power plants and intensed competition in Singapore market.

In respect of the tariff, the average tariff of domestic power plants for the year ended December 31, 2013 was RMB 454.38 per MWh, an increase of RMB0.19 per MWh from the year ended December 31, 2012.

In respect of fuel cost, the decrease of coal price and effective cost controls of the Company contributed to reduced fuel costs of the Company. Compared to last year, the unit fuel cost of power sold of the Company’s domestic power plants decreased by 12.50% to RMB218.59 per MWh.

Combining the foregoing factors, the operating revenue of the Company and its subsidiaries for the year ended December 31, 2013 remained generally the same as last year at approximately RMB133.833 billion. For the year ended December 31, 2013, the Company and its subsidiaries recorded a net profit attributable to equity holders of the Company of RMB10.426 billion, representing an increase of 89.14% from the profit of RMB5.512 billion for the year ended December 31, 2012.

For the year ended December 31, 2013, the profit attributable to equity holders of the Company from domestic power plants was RMB10.313 billion, representing an increase of RMB5.842 billion compared to RMB4.471 billion for the same period last year. The increase was primarily attributable to the increase of sold electricity and the decrease of coal market price. The reduced market price of coal was mainly because of the change of coal supply-demand situation within the PRC.

For the year ended December 31, 2013, the profit attributable to equity holders of the Company from Singapore operations was RMB0.113 billion, decreased by RMB0.928 million compared to the same period last year. This is largely attributable to the intensified competition in the power generation market in Singapore as a result of growing power generation capacities, thus reducing the tariff and volume of power generation operations of the Company in overseas market.

Operating revenue

Operating revenue mainly consists of revenue from power sold. For the year ended December 31, 2013, the consolidated operating revenue of the Company and its subsidiaries amounted to RMB133.833 billion, representing a 0.10% decrease from RMB133.967 billion for the year ended December 31, 2012. Due to power generation growth as well as capacity increase of the Company, the operating revenue from domestic power plants increased by approximately RMB5.468 billion. The operating revenue of Singapore operations decreased by approximately RMB5.602 billion for the year ended December 31, 2013 from last year, which is mainly because of the intensified competition in the power generation market in Singapore as a result of growing power generation capacities since 2013, which has reduced the tariff and volume of power generation operations of the Company in overseas market and consequently reduced its operating revenue.

The following table sets forth the average tariff rate of the Company’s power plants, as well as percentage changes from 2012 to 2013.

	Average tariff rate (VAT inclusive) (RMB/MWh)
Power Plant	2013	2012	Change
Liaoning Province
Dalian	407.89	409.18	(0.32)%
Dandong	401.09	405.73	(1.14)%
Yingkou	406.85	409.35	(0.61)%
Yingkou Co-generation	396.96	397.59	(0.16)%
Wafangdian Wind Power	632.85	610.82	3.61%
Suzihe Hydropower	330.00	364.25	(9.40)%
Changtu Wind Power	605.30	610.00	(0.77)%
Inner Mongolia Autonomous Region
Huade Wind Power	520.00	520.00	-
Hebei Province
Shang’an	431.15	434.63	(0.80)%
Kangbao Wind Power	534.47	536.72	(0.42)%
Gansu Province
Pingliang	332.16	336.12	(1.18)%
Jiuquan Wind Power	520.60	520.60	-
Beijing Municipality
Beijing Co-generation	500.06	494.00	1.23%
Tianjin Municipality
Yangliuqing Co-generation	438.73	438.03	0.16%
Shanxi Province
Yushe	393.37	396.56	(0.80)%
Zuoquan	389.83	383.25	1.72%
Shandong Province
Dezhou	464.89	468.90	(0.86)%
Jining	455.46	459.63	(0.91)%
Xindian II	453.35	453.75	(0.09)%
Weihai	474.38	461.89	2.70%
Rizhao Phase II	446.38	446.90	(0.12)%
Zhanhua Co-generation	446.56	450.55	(0.89)%
Henan Province
Qinbei	437.01	441.43	(1.00)%
Jiangsu Province
Nantong	435.69	441.25	(1.26)%
Nanjing	436.35	442.17	(1.32)%
Taicang I	432.81	430.43	0.55%
Taicang II	427.58	443.88	(3.67)%
Huaiyin II	449.87	458.25	(1.83)%
Jinling
Qidong Wind Power	541.34	542.65	(0.24)%
Shanghai Municipality
Shidongkou I	453.27	457.18	(0.86)%
Shidongkou II	442.00	442.13	(0.03)%
Shanghai CCGT	486.74	457.11	6.48%
Shidongkou Power Generation/Shanghai Generation	462.02	463.85	(0.39)%
Chongqing Municipality
Luohuang	448.57	448.95	(0.08)%
Zhejiang Province
Yuhuan	484.79	491.37	(1.34)%
Hunan Province
Yueyang	505.13	506.87	(0.34)%
Xiangqi Hydropower	390.00	390.00	-
Hubei Province
Enshi Hydro	356.96	360.00	(0.84)%
Jiangxi Province
Jinggangshan	482.95	483.90	(0.20)%
Fujian Province
Fuzhou	442.81	445.64	(0.64)%
Guangdong Province
Shantou Coal-fired	541.39	542.97	(0.29)%
Haimen	514.30	529.06	(2.79)%
Yunnan Province
Diandong Energy	371.30	359.58	3.26%
Diandong Yuwang	377.41	361.70	4.34%
Singapore
Tuas Power	994.54	1,206.23	(17.55)%

Tax and levies on operations

Tax and levies on operations mainly consists of taxes associated with value-added tax surcharges. According to relevant administrative regulations, these surcharges include City Construction Tax and Education Surcharges calculated at prescribed percentages on the amounts of the value-added tax paid. For the year ended December 31, 2013, the tax and levies on operations amounted to RMB1.044 billion.

Operating expenses

For the year ended December 31, 2013, the total operating expenses of the Company and its subsidiaries was RMB108.678 billion, representing a 6.58% decrease from RMB116.338 billion for the year ended December 31, 2012.

The operating costs and expenses in domestic power plants of the Company decreased by RMB3.310 billion, which was primarily attributable to the reduced market price of coal in the PRC and assets impairment and increase of assets disposal loss. The operating expenses of Singapore operations decreased by RMB4.350 billion for the year ended December 31, 2013 from last year. The decrease was mainly because of decreased fuel costs and retail electricity purchase cost as a result of the declined electricity price of Singapore.

Fuel

Fuel cost represents the majority of the operating expense for the Company and its subsidiaries. For the year ended December 31, 2013, fuel cost of the Company and its subsidiaries decreased by 10.38% to RMB73.808 billion from RMB82.355 billion for the year ended December 31, 2012. The fuel costs of domestic power plants decreased by RMB5.976 billion from last year, which was primarily attributable to the reduced market price of coal in the PRC and effective cost controls of the Company.

For the year ended December 31, 2013, the average unit price (excluding tax) of fuel coal was RMB466.91 per ton, representing a 11.28% decrease from RMB526.25 per ton for the year ended December 31, 2012. The fuel cost per unit of power sold by the Company’s domestic coal-fired power plant decreased by 12.50% from RMB249.82/MWh in 2012 to RMB218.59/MWh in 2013.

Fuel costs of Singapore operations was reduced by RMB 2.571 billion from last year, mainly due to decreased fuel costs as a result of declined power generation in Singapore.

Maintenance

For the year ended December 31, 2013, the maintenance expenses of the Company and its subsidiaries amounted to RMB3.857 billion, representing a 35.47% increase from RMB2.847 billion for the year ended December 31, 2012. The maintenance expenses of domestic operations increased by RMB 0.978 billion mainly because of extensive maintenances scheduled in 2013. The maintenance expenses of Singapore operations increased by approximately RMB32 million.

Depreciation

For the year ended December 31, 2013, depreciation expenses of the Company and its subsidiaries increased by 2.37% to RMB11.294 billion from RMB11.033 billion for the year ended December 31, 2012. The depreciation expenses of the new generation units were RMB 0.450 billion.

Labor

Labor costs consist of salaries to employees and contributions payable to relevant state authorities for employees’ housing fund, medical insurance, pension and unemployment insurance, as well as training costs and others. For the year ended December 31, 2013, the labor costs of the Company and its subsidiaries amounted to RMB5.763 billion, representing a 12.73% increase from RMB5.112 billion for the year ended December 31, 2012. The increase was mainly attributable to the operation of new generation units of the Company, increase of mandatory social insurance contribution, and the increase of employees’ performance-related salaries.

Other operating expenses (including purchase of electricity and service fees paid to HIPDC)

Other operating expenses include environmental protection expenses, land fee, insurance premiums, office expenses, amortization, Tuas Power’s purchase of electricity and others. For the year ended December 31, 2013, other operating expenses (including purchase of electricity) of the Company and its subsidiaries was RMB13.957 billion, representing a decrease of RMB1.033 billion from RMB14.990 billion for the year ended December 31, 2012. Other operating expenses from domestic operations of the Company increased by RMB0.825 billion, including RMB 0.639billion from asset retirement losses of certain subsidiaries, RMB0.125 billion from assets impairment, and RMB0.223 billion from replacement electricity costs of ceratin subsidiaries. Other operating expenses of Singapore operations decreased by RMB1.858 billion, of which purchase of electricity decreased by RMB2.146 billion, which was mainly because of intensified competition in the power generation market in Singapore as a result of growing power generation capacities in 2013, which has reduced the electricity purchase costs. The assets impairment in the operations in Singapore increased by RMB0.319 billion largely due to the provision of goodwill impairment by SinoSing Power.

Financial expenses

Financial expenses consist of interest expense, bank charges and net exchange differences.

Interest expense

For the year ended December 31, 2013, the interest expenses of the Company and its subsidiaries were RMB7.787 billion, representing a decrease of 12.48%, compared with that of RMB8.897 billion for the year ended December 31, 2012. The interest expenses from domestic operations decreased by RMB1.077 billion, primarily attributable to the reduced debts of the Company and a decrease of RMB borrowing interest rates.

Net exchange differences and bank charges

For the year ended December 31, 2013, the exchange gains plus bank charges of the Company and its subsidiaries amounted to RMB94 million, representing a net increase of RMB 261 million compared with the net losses of RMB167 million for the year ended December 31, 2012. The reasons for the increase include reduced borrowing in United States dollars and steady increase of exchange rate between RMB and United States dollars. The operations in Singapore registered a net loss of RMB5 million from exchange difference and bank charge, representing a decrease of RMB117 million, which can mainly be attributable to the increased exchange rate between US dollar and Singaporean dollar.

Share of profit of associates / joint ventures

For the year ended December 31, 2013, the share of profit of associates and joint ventures was RMB615 million, which is similar to the amount in 2012.

Income tax expense

For the year ended December 31, 2013, the Company and its subsidiaries recorded an income tax expense of RMB4.523 billion, representing an increase of RMB2.013 billion or 80.20% from RMB2.510 billion for the year ended December 31, 2012. The income tax expense of domestic operations increased by RMB2.181 billion, which was primarily due to the increase of profit before income tax expense. The income tax expense of Singapore operations decreased by approximately RMB168 million, which was mainly attributable to the decrease of profit before income tax expense.

Net Profit, Profit attributable to the equity holders of the Company and Non-controlling interests

For the year ended December 31, 2013, the Company and its subsidiaries achieved a net profit of RMB12.900 billion, representing an increase of RMB6.534 billion or 102.64% from RMB6.366 billion for the year ended December 31, 2012. For the year ended December 31, 2013, the profit attributable to equity holders of the Company was RMB10.426 billion, representing an increase of RMB4.914 billion from RMB5.512 billion for the year ended December 31, 2012. The profit attributable to equity holders of the Company from domestic operations increased by RMB5.842 billion, which was mainly due to the increased power generation and reduced coal costs. The profit attributable to equity holders of the Company from Singapore operations was RMB113 billion, representing a decrease of RMB928 million from the same period last year. This was primarily because of the decreased market share and electricity sold within Singapore due to the new generation units of other power plant companies in Singapore.

The profit attributable to non-controlling interests of the Company increased RMB1.620 billion from the year ended December 31, 2012 to RMB2.474 billion for the year ended December 31, 2013. This was mainly attributable to the increased profit of the Company.

Year ended December 31, 2012 compared with year ended December 31, 2011

	For the Year Ended December 31,		Increased/
	2012	2011	(Decreased)
	RMB’000	RMB’000%

Operating revenue	133,966,659	133,420,769	-

Tax and levies on operations	(672,040)	(484,019)	39

Operating expenses
Fuel	(82,355,449)	(90,546,192)	(9)
Maintenance	(2,846,521)	(2,528,850)	13
Depreciation	(11,032,748)	(11,866,705)	(7)
Labor	(5,112,484)	(4,621,667)	11
Service fees on transmission and transformer facilities of HIPDC	(140,771)	(140,771)	-
Purchase of electricity	(7,101,878)	(8,613,264)	(18)
Others	(7,747,828)	(5,871,699)	32

Total operating expenses	(116,337,679)	(124,189,148)	(6)

Profit from operations	16,956,940	8,747,602	94

Interest income	175,402	166,183	6
Financial expenses, net
Interest expense	(8,897,097)	(7,736,186)	15
Exchange (loss) / gain and bank charges , net	(166,778)	76,474	(318)

Total financial expenses, net	(9,063,875)	(7,659,712)	18

Share of profits of associates / joint ventures	622,358	703,561	(12)

Loss on fair value changes of financial assets / liabilities	(1,171)	(727)	61

Other investment income	187,131	93,460	100

Profit before income tax expense	8,876,785	2,050,367	333

Income tax expense	(2,510,370)	(868,927)	189

Net profit	6,366,415	1,181,440	439

Attributable to:

Equity holders of the Company	5,512,454	1,180,512	367
Non-controlling interests	853,961	928	91,922
	6,366,415	1,181,440	439

The Company completed its acquisitions of Diandong Energy, Diandong Yuwang, Luoyuanwan Harbor, Luoyuanwan Pier, Ludao Pier, Fushun Suzihe Hydropower and Enshi Hydropower in 2011. These seven entities are consolidated into the consolidated financial statements of the Company for the year ended December 31, 2011.

For the year ended December 31, 2012, the Company’s total power generation on a consolidated basis amounted to 302.433 billion kWh, representing a 3.55% decrease from the year ended December 31, 2011. The decrease in the Company’s power generation was mainly attributable to sluggish national demand for electricity and the significant growth in hydropower generation that seized the market share of coal-fired power.

The power generation of the Company’s domestic power plants for the year ended December 31, 2012 is listed below (in billion kWh):

Domestic Power Plant	Power generation in 2012	Power generation in 2011	Change
Liaoning Province
Dalian	5.980	6.805	(12.12)%
Dandong	3.202	3.204	(0.06)%
Yingkou	7.867	8.678	(9.35)%
Yingkou Co-generation	3.337	3.137	6.38%
Wafangdian Wind Power	0.102	0.066	54.55%
Suzihe Hydropower	0.013	N/A	N/A
Changtu Wind Power	0.006	N/A	N/A
Inner Mongolia Autonomous Region
Huade Wind Power	0.203	0.136	49.26%
Hebei Province
Shang’an	14.265	14.473	(1.44)%
Kangbao Wind Power	0.062	0.0003	N/A
Gansu Province
Pingliang	9.214	12.214	(24.56)%
Jiuquan Wind Power	0.756	N/A	N/A
Beijing Municpality
Beijing Co-generation	4.636	4.887	(5.14)%
Beijing Co-generation (Combined Cycle)	3.955	0.004	N/A
Tianjin Municipality
Yangliuqing Co-generation	6.609	6.956	(4.99)%
Shanxi Province
Yushe	3.405	4.180	(18.54)%
Zuoquan	6.358	N/A	N/A
Shandong Province
Dezhou	15.400	14.518	6.08%
Jining	5.097	4.852	5.05%
Weihai	11.608	11.128	4.31%
Xindian	3.256	3.313	(1.72)%
Rizhao Phase II	7.484	8.173	(8.43)%
Zhanhua Co-generation	1.724	1.587	8.63%
Henan Province
Qinbei	17.764	15.146	17.29%
Jiangsu Province
Nantong	8.406	9.086	(7.48)%
Nanjing	3.827	3.981	(3.87)%
Taicang	11.672	11.373	2.63%
Huaiyin	7.152	7.370	(2.96)%
Jinling CCGT	3.788	3.740	1.28%
Jinling Coal-fired	11.538	11.884	(2.91)%
Qidong Wind Power	0.357	0.286	24.83%
Shanghai Municipality
Shidongkou I	7.710	7.681	0.38%
Shidongkou II	6.472	7.412	(12.68)%
Shidongkou Power Generation	7.739	6.862	12.78%
Shanghai CCGT	1.633	1.266	28.99%
Chongqing Municipality
Luohuang	12.191	15.560	(21.65)%
Zhejiang Province
Yuhuan	24.116	26.768	(9.91)%
Hunan Province
Yueyang	8.204	10.679	(23.18)%
Xiangqi Hydropower	0.183	N/A	N/A
Hubei Province
Enshi Hydro	0.050	0.0001	N/A
Jiangxi Province
Jinggangshan	8.842	9.485	(6.78)%
Fujian Province
Fuzhou	13.800	16.905	(18.37)%
Guangdong Province
Shantou Coal-fired	6.420	7.085	(9.39)%
Haimen	12.529	15.213	(17.64)%
Yunnan Province
Diandong	8.509	11.648	(26.95)%
Yuwang	4.992	5.813	(14.12)%

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

For the year ended December 31, 2012, the profit attributable to equity holders of the Company from domestic power plants was RMB4.471 billion, representing an increase of RMB4.572 billion compared to a loss of RMB101 million for the same period last year. The increase was primarily attributable to the carry-over effect of domestic electricity tariff adjustment in 2011, the decrease of coal market price in 2012, and effective cost controls of the Company. The carry-over effect of domestic tariff adjustment in 2011 resulted from the adjustment of on-grid electricity tariff by the PRC NDRC in the first quarter of 2011. The reduced market price of coal was mainly because of the change of coal supply-demand situation within the PRC.

For the year ended December 31, 2012, the profit attributable to equity holders of the Company from Singapore operations was RMB1.041 billion, decreased by RMB241 million compared to the same period last year. This is mainly attributable to the increase of newly operated generation units of other power plant companies, which caused a decrease of Tuas Power’s shares in the market, resulting in a decline in electricity sold. It was also attributable to the drop in the exchange rate of Singaporean dollars against RMB.

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

The following table sets forth the average tariff rate of the Company’s power plants, as well as percentage changes from 2011 to 2012.

	Average tariff rate (VAT inclusive) (RMB/MWh)
Power Plant	2012	2011	Change
Liaoning Province
Dalian	409.18	382.84	6.88%
Dandong	405.73	383.08	5.91%
Yingkou	409.35	394.82	3.68%
Yingkou Co-generation	397.59	391.92	1.45%
Wafangdian Wind Power	610.82	610.00	0.13%
Suzihe Hydropower	364.25	N/A	N/A
Changtu Wind Power	610.00	N/A	N/A
Inner Mongolia Autonomous Region
Huade Wind Power	520.00	528.45	(1.60)%
Hebei Province
Shang’an	434.63	408.20	6.47%
Kangbao Wind Power	536.72	N/A	N/A
Gansu Province
Pingliang	336.12	306.36	9.71%
Jiuquan Wind Power	520.60	N/A	N/A
Beijing Municipality
Beijing Co-generation	494.00	481.35	2.63%
Tianjin Municipality
Yangliuqing Co-generation	438.03	414.23	5.75%
Shanxi Province
Yushe	396.56	362.65	9.35%
Zuoquan	383.25	N/A	N/A
Shandong Province
Dezhou	468.90	443.20	5.80%
Jining	459.63	422.91	8.68%
Xindian II	453.75	426.77	6.32%
Weihai	461.89	435.52	6.05%
Rizhao Phase II	446.90	420.06	6.39%
Zhanhua Co-generation	450.55	419.76	7.34%
Henan Province
Qinbei	441.43	412.75	6.95%
Jiangsu Province
Nantong	441.25	425.97	3.59%
Nanjing	442.17	442.54	(0.08)%
Taicang I	430.43	424.09	1.49%
Taicang II	443.88	429.44	3.36%
Huaiyin II	458.25	438.72	4.45%
Jinling	466.14	459.37	1.47%
Qidong Wind Power	542.65	519.08	4.54%
Shanghai Municipality
Shidongkou I	457.18	441.11	3.64%
Shidongkou II	442.13	422.25	4.71%
Shanghai CCGT	674.00	665.00	1.35%
Shidongkou Power Generation	463.85	457.20	1.45%
Chongqing Municipality
Luohuang	448.95	410.86	9.27%
Zhejiang Province
Yuhuan	491.37	462.49	6.24%
Hunan Province
Yueyang	506.87	465.74	8.83%
Xiangqi Hydropower	390.00	N/A	N/A
Hubei Province
Enshi Hydro	360.00	437.03	N/A
Jiangxi Province
Jinggangshan	483.90	447.05	8.24%
Fujian Province
Fuzhou	445.64	425.38	4.76%
Guangdong Province
Shantou Coal-fired	542.97	522.91	3.84%
Haimen	529.06	498.77	6.07%
Yunnan Province
Diandong Energy	359.58	345.43	4.10%
Diandong Yuwang	361.70	345.31	4.75%
Singapore
Tuas Power	1,206.23	1,146.88	5.17%

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

Labor

Labor costs consist of salaries to employees and contributions payable to relevant state authorities for employees’ housing fund, medical insurance, pension and unemployment insurance, as well as training costs and others. For the year ended December 31, 2012, the labor costs of the Company and its subsidiaries amounted to RMB5.112 billion, representing a 10.62% increase from RMB4.622 billion for the year ended December 31, 2011. The increase was mainly attributable to the operation of new generation units of the Company, the higher level of Chinese social insurance standards, and the increase of employees’ performance-related salaries.

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

Share of profit of associates / joint ventures

For the year ended December 31, 2012, the share of profit of associates / joint ventures was RMB622 million, representing a RMB82 million decrease from RMB704 million for the year ended December 31, 2011. The decrease was primarily due to the the overall decrease of associates’ profit in 2012.

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

C. Financial position

General

As of December 31, 2013, total assets of the Company and its subsidiaries were RMB262.233 billion, representing an increase of 1.21% from RMB 259.100 billion as of December 31, 2012.

As of December 31, 2013, total liabilities of the Company and its subsidiaries were RMB187.040 billion, representing a decrease by 3.16% from RMB193.140 billion as of December 31, 2012.

Assets

As of December 31, 2013, total assets of the domestic power plants increased by RMB5.686 billion to RMB232.500 billion, including increase of RMB6.609 billion in non-current assets, which is mainly attributable to the increase in the Company and its subsidiaries’ capital expenditure on construction projects and investment in associates.

As of December 31, 2013, total assets of the operations in Singapore were RMB29.733 billion, representing a decrease of RMB2.554 billion from that as of December 31, 2012. Non-current assets decreased by 5.83% to RMB25.488 billion, primarily attributable to the increase in the exchange rate of RMB against Singaporean dollar. Current assets decreased by 18.71% to RMB4.245 billion, mainly attributable to decreased bank deposits and accounts receivable as a result of declined profit.

Liabilities

As of December 31, 2013, interest-bearing debts of the Company and its subsidiaries totaled RMB155.800 billion. The interest-bearing debts consist of long-term loans (including those maturing within a year), long-term bonds, short-term loans, and short-term bonds. The interest-bearing debts denominated in foreign currencies were RMB4.338 billion, down 13.14% from that as of December 31, 2012.

As of December 31, 2013, total liabilities of the operations in Singapore were RMB17.235 billion, representing a decrease of 11.43% from RMB19.458 billion as of December 31, 2012, mainly attributable to the increase in fair value of derivative instruments and appreciated exchange rate between RMB and Singaporean dollar.

Shareholders’ equity

Excluding the impact of profit and profit appropriations, total equity attributable to equity shareholders of the Company decreased as of December 31, 2013 compared to the beginning of the year, including the decrease of post-tax impact of RMB106 million from reduced fair value of tradable stocks held by the Company, the increase of post-tax impact of RMB418 million due to decreased fair value of cash flow hedge of the operations in the PRC and Singapore, decrease of RMB781 million from foreign currency translation differences and decrease of RMB640 million from the repayment of state-owned fund allocated from government budget received from the Ministry of Finance of PRC through Huaneng Group in prior years. Non-controlling interests as of December 31, 2013 increased by approximately RMB2,912 million as compared to the beginning of the year.

Major financial position ratios

	2013	2012
Current ratio	0.35	0.39
Quick ratio	0.28	0.31
Ratio of liability and shareholders’ equity	3.00	3.44
Multiples of interest earned	3.04	1.86

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

The current ratio and quick ratio remained at relatively low level as of December 31, 2013 and 2012, and decreased slightly at the year end of 2013 from the year end of 2012. The decrease in the ratio of liabilities and shareholders’ equity at the year end of 2013 from the year end of 2012 was primarily due to increased shareholder’s equity as a result of profit increase of the Company. The multiples of interest earned increased, primarily attributable to the increase of net profit for the year ended December 31, 2013.

D. Liquidity and cash resources

The primary sources of funding for the Company and its subsidiaries have been cash provided by internal funds from operating activities, short-term and long-term loans and proceeds from issuances of bonds, and the primary use of funds have been for working capital, capital expenditure and repayments of short-term and long-term borrowings.

As of December 31, 2013, net current liabilities of the Company and its subsidiaries were approximately RMB64.792 billion. Based on the Company’s proven financing record, readily available banking facilities and sound credibility, the Company believes it is able to duly repay outstanding debts, obtain long-term financing and secure funding necessary for its operations. The Company has also capitalized on its good credit record to make short-term borrowings at relatively lower interest rates, thus reducing its interest expenses.

Cash flows from operating activities

	For the Year Ended December 31,
	2013	2012	2011
	RMB’000	RMB’000	RMB’000

Cash flows from operating activities
Profit before income tax expense	17,422,689	8,876,785	2,050,367
Non-cash items adjustments	20,575,691	20,430,486	18,873,447
Changes in working capital	6,777,910	(175,854)	533,905
Interest received	100,278	109,635	95,951
Income tax paid	(4,637,139)	(2,312,970)	(604,515)
Net cash provided by operating activities	40,239,429	26,928,082	20,949,155

Net cash provided by operating activities is the main source of cash for the Company. For the year ended December 31, 2013, net cash provided by operating activities of the Company and its subsidiaries was RMB40.239 billion, of which RMB1.005 billion was from its operating activities in Singapore.

Cash flows used in investing activities

	For the Year Ended December 31,
	2013	2012	2011
	RMB’000	RMB’000	RMB’000
Cash flows used in investing activities
Payment for the purchase of property, plant and equipment	(17,691,382)	(15,474,614)	(16,673,632)
Proceeds from disposals of property, plant and equipment	166,459	949,469	85,601
Prepayments of land use rights	(5,947)	(81,382)	(68,370)
Payment for the purchase of other non-current assets	(32,601)	(51,615)	(46,657)
Cash dividend received	408,166	728,754	447,654
Payment for investment in associates and joint ventures	(2,017,853)	(947,574)	(1,298,054)
Cash paid for acquiring available-for-sale financial assets	(200,000)	(500,000)	(310,000)
Cash consideration paid for acquisitions of subsidiaries net of cash acquired	36,599	(149,048)	(3,772,035)
Cash paid for acquiring trading securities	-	-	(101,707)
Cash received from disposal of trading securities	102,784	-	-
Cash received from disposal of a subsidiary	6,199	-	104,258
Short-term loan repayment from an associate	-	100,000	-
Short-term loan to an associate	-	-	(100,000)
Others	173,326	116,406	68,111

Net cash used in investing activities	(19,054,250)	(15,309,604)	(21,664,831)

Net cash used in investing activities amounted to approximately RMB19.054 billion, RMB15.310 billion and RMB21.665 billion in 2013, 2012 and 2011. The cash used in investing activities in 2013, 2012 and 2011 was mainly attributable to the acquisitions and capital expenditure for construction projects.

Cash flows from financing activities

	For the Year Ended December 31,
	2013	2012	2011
	RMB’000	RMB’000	RMB’000

Cash flows from financing activities
Issuance of short-term bonds	24,950,000	34,930,000	9,959,600
Repayments of short-term bonds	(45,000,000)	(11,000,000)	(5,000,000)
Proceeds from short-term loans	41,314,000	48,294,295	63,517,251
Repayments of short-term loans	(30,869,290)	(64,832,425)	(64,216,571)
Proceeds from long-term loans	5,091,175	19,425,661	22,877,988
Repayments of long-term loans	(12,889,078)	(32,483,848)	(20,677,814)
Issuance of long-term bonds	6,485,000	4,985,000	4,985,000
Repayment of a loan from former shareholder of a subsidiary	-	-	(600,000)
Interest paid	(8,290,433)	(8,941,814)	(8,144,957)
Net capital injection from non-controlling interests of the subsidiaries	868,225	665,333	219,215
Government grants	274,472	266,949	78,869
Dividends paid to shareholders of the Company	(2,951,631)	(702,867)	(2,807,084)
Dividends paid to non-controlling interests of the subsidiaries	(539,876)	(460,607)	(120,130)
Repayment of state-owned fund received from China Huaneng Group in prior years	(640,485)	-	-
Others	(42,167)	37,423	(1,719)
Net cash (used in) / provided by financing activities	(22,240,088)	(9,816,900)	69,648

Net cash outflow used in financing activities in 2013 amounted to RMB22.240 billion, which was largely attributable to reduced drawdown of loans, accelerated repayment of its borrowings and increased dividends payment of the Company in 2013, as a result of the increase in cash provided by operating activities.

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

Cash and cash equivalents

	For the Year Ended December 31,
	2013	2012	2011
	RMB’000	RMB’000	RMB’000

Effect of exchange rate	(108,806)	151,027	(227,627)
Net increase / (decrease) in cash and cash equivalents	(1,163,715)	1,952,605	(873,655)
Cash and cash equivalents, beginning of the year	10,505,387	8,552,782	9,426,437
Cash and cash equivalents as of the end of the year	9,341,672	10,505,387	8,552,782

As of December 31, 2013, the cash and cash equivalents of the Company and its subsidiaries denominated in RMB, Singapore dollar, U.S. dollar, and Japanese Yen were RMB7.689 billion, RMB1.110 billion, RMB0.543billion, and RMB0.015million, respectively.

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

Capital expenditure and cash resources

Capital expenditures on equity investment

In January 2013, the Company acquired a 50% interest in China Huaneng Group Fuel Co., Ltd. (“Huaneng Group Fuel Company”) from Huaneng Group for a consideration of approximately RMB108 million. The Company subsequently made a capital injection of RMB1.4 billion into Huaneng Group Fuel Company. The Company accounts for the investment under equity method.

Capital expenditures on construction and renovation projects

The capital expenditures for the year ended December 31, 2013 were RMB17.729 billion, mainly used in construction and renovation projects, including RMB1.598 billion for Changxing expansion project, RMB0.885 billion for Liangjiang Cogeneration project, RMB0.808 billion for Qinbei expansion project, RMB0.781 billion for Haimen expansion project, RMB0.756 billion for Diandong project, RMB0.730 billion for Tongxiang cogeneration project, RMB0.506 billion for Haimen Port project, RMB0.502 billion for Yuwang project, RMB0.456 billion for Fuzhou expansion project, RMB0.436 billion for Weihai project, RMB0.387 billion for Shantou project, RMB0.367 billion for Zuoquan project, RMB0.365 billion for Taicang Port project, RMB0.353 billion for Beijing cogeneration project, RMB0.329 billion for Fujian Port project, RMB0.317 billion for Shang’an project, RMB0.307 billion for Jinling cogeneration coal-fired project, and RMB0.300 billion for Yueyang project. The expenditures on construction projects in Singapore were RMB1.198 billion. The expenditures on other projects were RMB6.348 billion.

The capital expenditures on construction and renovation amounted to approximately RMB15.608 billion and RMB16.789 billion in 2012 and 2011, respectively.

The capital expenditures above are sourced mainly from internal capital, cash flows provided by operating activities, and debt financings.

The Company expects to have significant capital expenditures in the next few years. During that time, the Company will make active efforts to improve the project planning process on a commercially viable basis. The Company will also actively develop newly planned projects to pave the way for its long-term growth. The Company expects to finance the above capital expenditures through internal funding, cash flows provided by operating activities, and debt and equity financing.

The following table sets forth the major capital expenditure cash requirements, usage plans and cash resources of the Company for the year 2014.

Project	Capital expenditure arrangements	Contractual arrangements	Financing methods	Funding resources arrangements	Financing costs and note on usage
	(RMB in billions)
Thermal power projects	13.625	13.625	Debt financing	Internal cash resources & bank loans, etc.	Within the floating range of benchmark lending interest rates of the PBOC
Hydropower projects	0.209	0.209	Debt financing	Internal cash resources & bank loans, etc.	Within the floating range of benchmark lending interest rates of the PBOC
Wind power projects	2.930	2.930	Debt financing	Internal cash resources & bank loans, etc.	Within the floating range of benchmark lending interest rates of the PBOC
Port projects	0.943	0.943	Debt financing	Internal cash resources & bank loans, etc.	Within the floating range of benchmark lending interest rates of the PBOC
Coal mining projects	1.165	1.165	Debt financing	Internal cash resources & bank loans, etc.	Within the floating range of benchmark lending interest rates of the PBOC
Renovation projects	5.970	5.970	Debt financing	Internal cash resources & bank loans, etc.	Within the floating range of benchmark lending interest rates of the PBOC

Cash resources and anticipated financing costs

The Company expects to finance its capital expenditure and acquisitions primarily through internal capital, cash flow from operating activities and debt and equity financing.

Good operating results and a sound credit status provide the Company with strong financing capabilities. As of December 31, 2013, the undrawn available banking facilities of the Company and its subsidiaries amount to more than RMB170 billion, granted by Bank of China, Construction Bank of China and China Development Bank, among other sources.

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

As resolved at the 2010 annual general meeting held on May 17, 2011, our Company has been given a mandate to apply to the competent authority for quota of the non-public issuance of debt financing instruments with a principal amount of not exceeding RMB10 billion within 12 months from the date of obtaining an approval at the general meeting (to be issued within such period on a rolling basis). On September 8, 2011, we received the approval from the competent authority. On November 7, 2011, we completed the issuance of the first tranche of non-public issuance of debt financing instruments in the amount of RMB5 billion with a maturity period of 5 years, a unit face value of RMB100 and an interest rate of 5.74%. On January 6, 2012, we completed the issuance of the second tranche of the non-public issuance of debt financing instruments in the amount of RMB5 billion with a maturity period of 3 years, a unit face value of RMB100 and an interest rate is 5.24%. On June 4, 2013, we completed the issuance of the third tranche of non-public issuance of debt financing instruments in the amount of RMB5 billion with a maturity period of 3 years and an interest rate of 4.82%.

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

As resolved at the 2010 Annual General Meeting on May 17, 2011, our Company has been given a mandate to issue in one or multiple tranches financing instruments of RMB-denominated debt instruments of a principal amount up to RMB5 billion in or outside PRC within 12 months from the date of approval at the general meeting. On April 19, 2012, we received an approval regarding the issuance of RMB-denominated debt instruments in Hong Kong in the sum of RMB5 billion issued by the NDRC, approving our Company to issue the RMB-denominated debt instruments in Hong Kong in an aggregate amount of up to RMB5 billion, with an effective period of one year from the date of approval. On January 30, 2013, our Company and the managers entered into a subscription agreement in relation to the proposed issuance of RMB1,500 million bonds due 2016 with an interest rate of 3.85% (“RMB Bonds”). On February 5, 2013, the listing of and dealing in the RMB Bonds became effective.

As resolved at the 2011 annual general meeting on June 12, 2012, our Company has been given a mandate to apply to the National Association of Financial Market Institutional Investors for a quota to issue super short-term notes with a principal amount not exceeding RMB30 billion on a rolling basis. On January 29, 2013, we received a Notification on Acceptance of Registration from the National Association of Financial Market Institutional Investors, accepting the registration of the super short-term notes. On February 27, 2013, we issued the first tranche of the super short-term notes in the amount of RMB5 billion with a maturity period of 270 days, a unit face value of RMB100 and an interest rate of 3.80%. On April 3, 2013, we issued the second tranche of the super short-term notes in the amount of RMB5 billion with a maturity period of 270 days, a unit face value is RMB100 and an interest rate of 3.90%. On May 5, 2013, we issued the third tranche of the super short-term notes in the amount of RMB5 billion with a maturity period of 270 days, a unit face value is RMB100 and an interest rate of 3.80%. On December 17, 2013, we issued the second tranche of the super short-term notes in the amount of RMB5 billion with a maturity period of 270 days, a unit face value is RMB100 and an interest rate of 5.70%.

As resolved at the 2012 annual general meeting on June 19, 2013, our Company has been given a mandate to issue within the PRC in one or multiple transches short-term notes of a principal amount not exceeding RMB 15 billion within 24 months of approval by the general shareholders’ meeting. On November 11, 2013, we issued unsecured short-term notes at principal amount of RMB5 billion and nominal annual interest rate of 5.25% . The notes were denominated in RMB, issued at par value, and will mature in 365 days from issuance.

As of December 31, 2013, short-term loans of the Company and its subsidiaries totaled RMB37.937 billion (2012: RMB27.442 billion). Loans from bank were charged at interest rates ranging from 2.67% to 6.10% per annum (2012: 5.04% to 6.56%). Short-term bonds by the Company and its subsidiaries totaled RMB15.135 billion as of December 31, 2013 (2012: RMB35.450 billion).

As of December 31, 2013, long-term loans of the Company and its subsidiaries totaled approximately RMB73.311 billion (2012: approximately RMB81.621 billion), consisting of loans denominated in RMB of approximately RMB55.342 billion (2012: approximately RMB61.713 billion), in U.S. dollars of approximately US$0.616 billion (2012: approximately US$0.693 billion), and in Euro of approximately Euro 67 million (2012: approximately Euro 77 million) and Singaporean dollar denominated borrowings of S$2.852 billion (2012: S$2.930 billion). The U.S. dollar denominated borrowings included floating rate borrowings of approximately US$0.608 billion (2012: US$0.678 billion), all the borrowings denominated in Singaporean dollar were floating rate. For the year ended December 31, 2013, long-term bank borrowings of the Company and its subsidiaries have had interest rates from 0.81% to 6.55% (2012: 0.54% to 7.05%) per annum.

As of December 31, 2013, the borrowings for the Singapore operations were all long-term loans approximately in aggregate of RMB13.660 billion, including borrowings denominated in Singapore dollars in the amount of S$2.852 billion, with interest rates from 1.95% to 4.25% per annum, and borrowings denominated in U.S. dollars in the amount of US$2.468 million with interest rate of 2.67% per annum.

The Company and its subsidiaries will closely monitor any change in the exchange rate and interest rate markets and cautiously assess the currency and interest rate risks.

Combining the current development of the power generation industry and the growth of the Company, the Company will make continuous efforts not only to meet cash requirements of daily operations, constructions and acquisitions, but also to establish an optimal capital structure to minimize the cost of capital and manage financial risks through effective financial management activities, thus maintaining sustainable and stable returns to the shareholders.

Other financing requirements

The objective of the Company is to bring long-term, steadily growing returns to shareholders. In line with this objective, the Company follows a proactive, stable and balanced dividend policy. In 2013, in accordance with the profit appropriation plan of the board of directors of the Company (subject to the approval at the shareholders’ meeting), the Company expects to pay a cash dividend of approximately RMB5,341 million in 2014.

Maturity profile of borrowings

The following table sets forth the maturity profile of the Company’s borrowings as of December 31, 2013.

Maturity Profile
(RMB in billions)	2014(1)	2015(1)	2016(1)	2017(1)	2018(1)

Principal proposed to be repaid	71.434	12.677	20.112	8.564	9.541
Interest proposed to be repaid	6.648	3.939	3.291	2.413	1.981
Total	78.082	16.616	23.403	10.977	11.522

Note:

(1)	The amount of the principal to be repaid in 2014 is relatively large because this includes expected repayment of short-term loans and short-term bonds.

E.	Trend information

The major trend of the electricity power market

It is forecast by China Electricity Council that China’s GDP is expected to grow by 7.5% in 2014, and national power consumption is estimated to increase by 6.5% to 7.0% from same period last year. Total installed generation capacity in the PRC is expected to increase by 7.3% with newly installed generation capacity of 90 million KW. The utilization of power generation equipment in the PRC is expected to reach 4,430 hours, with utilization hours of coal-fired equipment at 4,920 hours. The power supply and demand are expected to be generally balanced throughout the country in 2014. Power supply in Northeast China will experience increase of excessive generation capacity, and supply is expected to exceed demand in the power market in Central China. In North and East China, the power supply and demand are expected to be generally balanced, but certain provinces in these regions may experience slight power supply shortage during summer and winter peak seasons. In Northwest China, the power supply and demand are expected to be generally balanced, with a growth of power supply exceeding the national average. Balanced power supply and demand will also be seen in South China, with the possible exception of Yunnan Province, which may have excessive power generation capacity due to its rapid growth of hydropower supply.

The trend of the fuel supply

In 2014, coal demand in the PRC is unlikely to experience high growth given the expected steady growth of domestic economy and the stagnant recovery of world economy, while coal supply will continue to grow. Coal imports will continue at significant pace on government’s encouragement and therefore affect coal prices in the domestic market. According to the estimate of the China Coal Industry Association, the nationwide coal supply capacity will reach 4.0 billion tons in 2014, including 3.8 billion tons from domestic production and approximately 0.3 billion tons from imports. The coal prices are still subject to uncertainties. Firstly, the increased concentration of domestic coal production capacities and the import of spot coal subject coal prices to the effect of climate change experienced by major coal-producing economies. Secondly the enhanced environmental protection measures required by the government and reform of railway enterprises could lead to an increase of railway costs, which in turn could affect the supply of coal.

The trend of capital market and foreign exchange

In 2014, the PBOC will continue to implement steady monetary policies and make predicative fine-tuning monetary policies from time to time. In respect of the credit market, liquidity is still tight with higher financing costs. In respect of monetary policies, the PBOC will continue to expand application of open market operations, commence using open market short-term liquidity operations, and make on-going efforts for liberalization of RMB interest rates. The deposit reserve requirement ratio and benchmark interest rates for borrowing and lending are unlikely to change in the foreseeable future, and the monetary policy will maintain consistent.

F.	Employee benefits

As of December 31, 2013, the Company and its subsidiaries had 37,729 domestic and overseas employees. The Company and its subsidiaries provided employees with competitive remuneration and linked such remuneration to operating results as working incentives for the employees. Currently, the Company and its subsidiaries do not have any non-cash remuneration packages.

Based on the development plans of the Company and its subsidiaries and the requirements of individual positions, together with the consideration of specific characteristics of individual employees, the Company and its subsidiaries tailored various training programs for their employees on management skills, technical skills and marketing skills. These programs have enhanced both the knowledge and operational skills of the employees.

G.	Guarantees and pledges on loans and restricted assets

As of December 31, 2013, the Company provided a guarantee for Tuas Power’s long-term bank borrowings of approximately RMB13.629 billion.

As of December 31, 2013, the details of secured loans of the Company and its subsidiaries are as follows:

(1)	The Company pledged certain accounts receivable for certain short-term loans borrowed in 2013. As of December 31, 2013, short-term loans of RMB6,000 million were secured by accounts receivable of the Company and its subsidiaries with net book value amounting to RMB6,501 million.

(2)	As of December 31, 2013, a short-term loan of RMB50 million was secured by certain future revenue to be generated by a subsidiary of the Company.

(3)	As of December 31, 2013, a short-term loan of RMB15.05 million was secured by certain property, plant and equipment of a subsidiary of the Company.

(4)	As of December 31, 2013, a long-term loan of RMB69 million was secured by territorial waters use right, with net book value amounting to RMB82.42 million.

(5)	As of December 31, 2013, a long-term loan of RMB123 million was secured by certain property, plant and equipment, with net book value amounting to RMB203 million.

(6)	As of December 31, 2013, long-term loans of approximately RMB11,430 million were secured by future electricity revenue of the Company and its subsidiaries.

(7)	As of December 31, 2013, a long-term loan of RMB100 million was secured by certain future revenue to be generated by a subsidiary.

(8)	As of December 31, 2013, notes payable of RMB23 million were secured by notes receivable of the Company and its subsidiaries, with net book value amounting to RMB8 million and cash in bank of RMB19 million.

As of December 31, 2013, restricted bank deposits were RMB126 million.

H.	Off-balance sheet arrangements

As of December 31, 2013, there were no off-balance sheet arrangements which have or are reasonably likely to have an effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

I.	Performance of significant investments and their prospects

The Company acquired a 25% equity interest in Shenzhen Energy Group for RMB2.39 billion on April 22, 2003. In 2011, Shenzhen Energy Group divided into a remainder Company, Shenzhen Energy Group, and a new Company, Shenzhen Energy Management Company, and the Company holds 25% equity interests in each of the two companies. The Company acquired 200 million shares from Shenzhen Energy, a subsidiary of Shenzhen Energy Group, in December 2007. Shenzhen Energy allotted shares with its capital surplus in 2011. In February 2013, Shenzhen Energy merged Shenzhen Energy Management Corporation through the combination of a directional seasoned offering and cash payments to the shareholders of Shenzhen Energy Management Corporation, Shenzhen State-owned Assets Supervision and Administration Commission and the Company. After the merger, the Company directly held 661,161,106 shares, representing 25.02% shares in Shenzhen Energy. These investments brought a profit of RMB330 million to the Company for the year ended December 31, 2013 under IFRS. This investment is expected to provide steady returns to the Company.

The Company has held directly 60% equity interest in Sichuan Hydropower as of December 31, 2006. In January 2007, Huaneng Group increased its capital investment in Sichuan Hydropower by RMB615 million, thus reducing the Company’s equity interest in Sichuan Hydropower to 49% and making Huaneng Group the controlling shareholder of Sichuan Hydropower. This investment brought a profit of RMB166 million for the year ended December 31, 2013 under IFRS. This investment is expected to provide steady returns to the Company.

J.	Tabular disclosure of contractual obligations and commercial commitments

A summary of payments due by period of our contractual obligations and commercial commitments as of December 31, 2013 is shown in the tables below. A more complete description of these obligations and commitments is included in the Notes to Financial Statements as referenced below.

Contractual Cash Obligations
(RMB in millions)	2014	2015-2016	2017-2018	Thereafter	Total

Long-term loans from a shareholder(1)	-	640	-	-	640
Long-term bank loans(1)	12,766	14,163	10,805	33,403	71,137
Other long-term loans(1)	31	1,486	-	17	1,534
Long-term bonds(2)	7,197	18,710	7,911	-	33,818
Interest payments	3,324	5,020	3,783	5,842	17,969
Operating Lease – Head Offce(3)	22	-	-	-	22
Operating Lease - Shang’an Power Plant(3)	2	4	4	50	60
Operating Lease - Nanjing Power Plant(3)	2	4	4	67	77
Operating Lease – Liaoning Branch(3)	2	3	-	-	5
Operating Lease – Hebei Branch(3)	1	-	-	-	1
Operating Lease – Hebei Wind Power Branch(3)	1	-	-	-	1
Operating Lease – Liaoning Wind Power Branch(3)	1	-	-	-	1
Operating Lease - Dezhou Power Plant(3)	34	68	68	180	350
Operating Lease – Fuel Company(3)	8	-	-	-	8
Operating Lease - Tuas Power Generation Pte Ltd. (3)	23	44	48	978	1,093
	23,414	40,142	22,623	40,537	126,716

Other commercial commitments
(RMB in millions)	2014	2015-2016	2017-2018	Thereafter	Total

Long – term gas purchase contract(4)	3,847	6,412	6,409	16,022	32,690
Other commitments(3)	32,020	-	-	-	32,020
	35,867	6,412	6,409	16,022	64,710

Notes:

(1)	See Note 23 to the Financial Statements, “Long-term Loans”.

(2)	See Note 24 to the Financial Statements, “Long-term Bonds”.

(3)	See Note 38 to the Financial Statements, “Commitments”.

(4)	The numbers shown in the table above were calculated based on the minimum purchases stipulated in the long-term gas contracts disclosed in Note 38 to the Financial Statements. As the Company and its subsidiaries are not required to commit purchases of one of the contracts until 2014, no estimated unit cost information is available for daily purchase quantities of 42.4 BBtu from 2014 to 2018.

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

Disclosures of the pension plans, including the contribution amounts, are included in Note 36 to the Financial Statements.

K.	Sensitivity analysis to impairment test

Goodwill impairment

Goodwill is tested for impairment by the management at the end of each year. In 2013, due to the external environment deterioration in respect of the shipping market, the utilization of port was below expectation and the price was at a lower level. Based on the impairment testing results, the goodwill arising from the acquisition of Huaneng (Fujian) Harbour Limited Company, Huaneng Qingdao Port Limited Company and Shandong Hualu Sea Transportation Limited Company were fully impaired. Besides, the goodwill arising from the acquisition of Enshi City Mawei Valley Hydropower Development Co., Ltd. was assessed as fully impaired due to the fact that the capital expenditure of the power plant was higher than the original expectation. The above mentioned goodwill impairment provided in 2013 approximately amounted to RMB586 million. For the Singapore segment, the goodwill in respect of Tuas Power acquisition was impaired of RMB392 million in 2013 as a result of the power market change in Singapore.

For goodwill allocated to CGUs in the PRC, changes of assumptions in tariff and fuel price could have affected the results of goodwill impairment assessment. As of December 31, 2013, if tariff had decreased by 1% or 5% from management’s estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognize impairment against goodwill by approximately RMB115 million and RMB1,864 million, respectively. If fuel price had increased by 1% or 5% from the management’s estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognize impairment against goodwill by nil and approximately RMB111 million, respectively.

In connection to the goodwill attached to Tuas Power, management has based its assessment of recoverable amounts on value-in-use calculations. Management has assessed that, amongst all assumptions used in the value-in-use calculations, the most sensitive key assumption is the discount rate, which was arrived at based on weighted average cost of capital. The discount rate applied in determining the recoverable amounts of the CGU was 7.05%. An absolute increase in the discount rate of 0.5% would result in approximately RMB1,599 million decrease in the recoverable amount of the CGU.

Property, plant and equipment impairment

The Company and its subsidiaries test whether property, plant and equipment suffered any impairment whenever any impairment indication exists.

Changes of assumptions in tariff and fuel price will affect the result of property, plant and equipment impairment assessment. For power plants assets that are subject to impairment testing, as at December 31, 2013, if tariff had decreased by 1% or 5% from management’s estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognize impairment against property, plant and equipment by approximately RMB13 million and RMB734 million, respectively. If fuel price had increased by 1% or 5% from the management’s estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognize impairment against property, plant and equipment by approximately RMB8 million and RMB40 million, respectively.

L.	Business plan

Our main task in 2014 is to further our efforts in enhancing economic efficiency and development quality, improve profitability and sustainability, and maintain our leading position in the industry. We will strive to attain an annual utilization hour of 5,000 hours with our domestic generating units, and realize an annual power generation of 325 billion kWh at our domestic power plants.

We will reinforce marketing activities and optimize the adjustment in production operation. We will continue to foster the establishment of a stable and reliable fuel supply system, reinforce the operation and management of Tuas Power in Singapore and strive to increase our market share, so as to create long term, stable and increasing returns for our shareholders.

ITEM 6   Directors, Senior Management and Employees

A.	Directors, members of the supervisory committee and senior management

Directors

The table below sets forth certain information concerning our directors as of March 31, 2014. The current term for all of our directors is three years, which will expire in May 2014.

Name	Age	Position with us
Cao Peixi	58	Chairman of the Board of Directors
Huang Long	60	Vice Chairman of the Board of Directors
Li Shiqi	57	Director
Huang Jian	51	Director
Liu Guoyue	50	Director, President
Fan Xiaxia	51	Director, Vice President
Shan Qunying	60	Director
Guo Hongbo	45	Director
Xu Zujian	59	Director
Xie Rongxing	51	Director
Shao Shiwei	68	Independent Director
Wu Liansheng	43	Independent Director
Li Zhensheng	69	Independent Director
Qi Yudong	47	Independent Director
Zhang Shouwen	47	Independent Director

CAO Peixi, aged 58, is the Chairman of the Company. He is also the President of Huaneng Group and the Chairman of HIPDC and Huaneng Renewables Co., Ltd. He was the Vice President and President of China Huadian Corporation, and Chairman of Huadian Power International Corporation Limited. He graduated from Shandong University specializing in electrical engineering. He holds a postgraduate degree of master in engineering issued by the Party School of the Central Committee and is a researcher-level senior engineer.

HUANG Long, aged 60, is the Vice Chairman of the Company as well as the Vice President of Huaneng Group and the Director of HIPDC, a Director of SinoSing Power Pte. Ltd., the Chairman of Tuas Power Ltd., the Chairman of Tuas Power Supply Pte Ltd. and Tuas Power Utilities Pte Ltd., and a Director of Shenzhen Energy Group Co., Ltd. He was the Vice President and Secretary of the Board of Directors of the Company. He graduated with a M.S. Degree from North Carolina State University in the U.S., specializing in communications and auto-control. He is a senior engineer.

LI Shiqi, aged 57, is a Director of the Company and President of HIPDC. He was the Chairman and Executive Vice Chairman of Huaneng Capital Services Co., Ltd., Mr. Li graduated from People’s University of China majoring in Finance. He is a senior accountant.

HUANG Jian, aged 51, is a Director of the Company, the Assistant to President of Huaneng Group, Executive Vice Chairman of Huaneng Capital Services Co., Ltd., Chairman of Huaneng Hainan Power Ltd. and the Chairman of Huaneng Carbon Assets Management Company Limited. He was the Deputy Chief Economist and Chief of Financial Planning of Huaneng Group. Mr. Huang graduated from the accounting department of Institute of Fiscal Science of the Ministry of Finance with a postgraduate degree of master in economics. He is a senior accountant.

LIU Guoyue, aged 50, is a Director and President of the Company, the Vice President of Huaneng Group, the Chairman of Shanghai Times Shipping Limited Company, a director of Xi’an Thermal Research Institute Limited Company, an Executive Director of Huaneng International Power Fuel Co., Ltd., a Director of Tuas Power Ltd., Tuas Power Supply Pte Ltd. and Tuas Power Utilities Pte Ltd. He served as Vice President of the Company. He graduated from North China Electric Power University, specializing in thermal engineering. He holds a doctoral degree in engineering. He is a senior engineer.

FAN Xiaxia, aged 51, is a Director and Vice President of the Company and Vice Chairman of Huaneng Shidaowan Nuclear Power Co., Ltd. He served as Assistant to the President of the Company and General Manager (Offier) of the Company’s Zhejiang Branch (Yuhuan Power Plant Preparatory Office). He graduated from Economic Management School of Tsinghua University with an EMBA degree. He is a senior engineer.

SHAN Qunying, aged 60, is a Director of the Company and the Chairman of Hebei Xingtai Power Generation Limited Company. He was the Chief of the Energy & Communication Division of Hebei Provincial Construction Investment Company, the Vice President of Hebei Construction & Investment Group Co., Ltd. and the Vice Chairman of Hebei Construction Investment Energy Investment Limited Company and Guodian Construction Investment Inner Mongolia Energy Limited Company. He graduated from the Management Institute of Tianjin University with a EMBA degree. He is a senior engineer.

GUO Hongbo, aged 45, is a Director of the Company and the President and the Vice Chairman of Liaoning Energy Investment (Group) Limited Liability Company. He was the Deputy General Manager, the Deputy Executive General Manager and a Director of Liaoning Energy Investment (Group) Limited Liability Company. Mr. Guo graduated from Jilin University, majoring in administrative management, and holds a postgraduate degree of master in management. He is a researcher-grade senior engineer.

XU Zujian, aged 59, is a Director of the Company, the Vice President of Jiangsu Guoxin Investment Group Limited and the Chairman of Jiangsu Investment Management Co. Ltd. and Zking Property & Casualty Insurance Co., Ltd. He was the Vice President of Jiangsu Provincial International Trust & Investment Corporation and the President of Jiangsu Investment Management Co. Ltd. He graduated from Liaoning Finance University, majoring in infrastructure finance, and holds a bachelor’s degree. He is a senior economist.

XIE Rongxing, aged 51, is a director of the Company, the Vice President of Fujian Provincial Investment and Development Group Co., Ltd., the Vice Chairman of Fujian Cotton Ertan Hydropower Development Co., Ltd., Xiamen China International Electric Power Development Co., Ltd. and Zhonghai Fujian Gas Power Co., Ltd., a Director of Fujian Fuqing Nuclear Power Co., Ltd. and Fujian Sanming Nuclear Power Co., Ltd. and the Vice Chairman of Fujian Shuikou Power Group Co., Ltd. He was the Vice President of Fujian Investment & Development Group Company. He graduated from Hubei Financial College, majoring in financial credit for infrastructure construction projects, and holds a bachelor’s degree. He is a MBA graduate of North Virginia University in the United States and is an economist.

SHAO Shiwei, aged 68, is an Independent Director of the Company. He is also an Independent Director of Shanghai Electric Power Co., Ltd., Shanghai Magus Technology Co., Ltd., Shanghai Zhixin Electric Co., Ltd. and Leshan Electric Power Co., Ltd. He was the Chairman and the President of Huadong Grid Network Company and the Chairman of the Supervisory Committee of Shanghai Electric Power Co., Ltd.. He graduated from Tianjin University, majoring in power plant, power grid and power system. He is a professor-grade senior engineer.

WU Liansheng, aged 43, is an Independent Director of the Company, a Professor and Associate Director of the MBA Center of the Guanghua Management Institute of Peking University and an Independent Director of China National Building Materials Company Limited, Western Mining Co., Ltd, Wanda International Cinemas Co., Ltd. and Xinhua Network Co. Ltd. He previously served in the Guanghua Management Institute of Peking University as a lecturer, an Associate Professor, the Deputy Head and the Head of the Department of Accounting. He was an Independent Director of Rongsheng Development Joint Stock Limited Company. He graduated from Zhongnan University of Finance and Economics with a PhD in Management (Accounting).

LI Zhensheng, aged 69, is an Independent Director of the Company and TGOOD Electric Co., Ltd. He was the Chief Economist and Consultant of State Grid Corporation. Mr. Li graduated from Hebei University of Technology with a bachelor’s degree. He is also a professor-grade senior engineer.

QI Yudong, aged 47, is the Independent Director of the Company and the Assistant to the Principal of Capital University of Economics and Business. He is also the Director and a Professor (Grade II) of China center for the Research of Industrial Economics, mentor to PhD and post-doctoral tutor (finance discipline). He is an External Supervisor and the Chairman of the Audit Committee under the Supervisory Committee of Hua Xia Bank Co., Ltd., an Independent Director and the Chairman of the Remuneration and Appraisal Committee of China Garments Co., Ltd. and an Independent Director of Shenzhen Fountain Corporation. He was the Director of the School of Business Administration of Capital University of Economics and Business. He graduated from the Graduate School of Chinese Academy of Social Sciences, majoring in industrial economics, with a PhD in Economics.

ZHANG Shouwen, aged 47, is an Independent Director of the Company and a Professor and Doctoral Mentor in the Law School of Peking University, the Director of Economic Law Institute of Peking University, the Vice President and Secretary General of the Economic Law Research Society of China Law Society and an Independent Director of Guoxin Securities Co., Ltd.. He was a lecturer and Associate Professor at the Law School of Peking University. He graduated from the Law School of Peking University with a PhD in Laws.

Supervisors

The table below sets forth certain information concerning our supervisors as of March 31, 2014. The current term for all of our supervisors is three years, which will expire in May 2014

Name	Age	Position with us
Guo Junming	48	Chairman of the Supervisory Committee
Hao Tingwei	51	Vice Chairman of the Supervisory Committee
Zhang Mengjiao	49	Supervisor
Gu Jianguo	47	Supervisor
Wang Zhaobin	58	Supervisor
Zhang Ling	53	Supervisor

GUO Junming, aged 48, is the Chairman of the Company’s Supervisory Committee, the Chief Accountant of Huaneng Group, a Director of HIPDC and the Chairman of Huaneng Capital Services Co. Ltd. He was the Deputy Chief Accountant and the Manager of the Finance Department of Huaneng Group. He graduated from Shanxi Finance and Economic Institute, majoring in business finance and accounting, and holds a bachelor’s degree. He is a senior accountant.

HAO Tingwei, aged 51, was the Vice Chairman of the Supervisory Committee of the Company during the reporting period. He was a Director and the Vice President of Dalian Construction Investment Corporation, a Director of Liaoning Hongyanhe Nuclear Power Co., Ltd. and the Vice Chairman of Dalian Taishan Thermal Power Co., Ltd. He was the Vice President of Dalian Municipal Construction Investment Company. He graduated from Dalian Polytechnic University, majoring in electronics. He holds a post-graduate degree.

ZHANG Mengjiao, aged 49, is a Supervisor of the Company, the Manager of the Finance Department of HIPDC, a Supervisor of Huaneng Anyuan Generation Co., Ltd., Huaneng DuanZhai Coal & Electricity Co., Ltd., Huaneng Chaohu Power Generation Co., Ltd. and Shaunxi Coal Industry Co., Ltd. and the Chairman of the Supervisory Committee of Huaneng Shaanxi Power Generation Co., Ltd. She was the Deputy Manager of the Finance Department of the Company. She graduated from Xiamen University, majoring in accounting. She holds a Master’s Degree in economics and is a senior accountant.

GU Jianguo, aged 47, is a Supervisor of the Company, the Chairman of Nantong Investment & Management Limited Company and the Vice President of Nantong State-owned Assets Investment Holdings Co., Ltd. Mr. Gu was a Director and the President of Nantong Investment & Management Limited Company. He graduated from Nanjing University of Aeronautics and Astronautics with a bachelor’s degree. He is an economist.

WANG Zhaobin, aged 58, is a Supervisor of the Company and the Chairman of the Labour Union. He was the Manager of the Administration Department and the Corporate Culture Department of the Company. He graduated from China Beijing Municipal Communist Party School, majoring in economic management, and holds a bachelor’s degree. He is a senior corporate culture specialist.

ZHANG Ling, aged 53, is a Supervisor and the Manager of the Audit and Supervisory Department of the Company. She was the Manager of the Equity Management Department of the Company. She was graduated from Zhongnan University of Finance and Economics with a bachelor’s degree in management, majoring in finance. She is a senior accountant.

Other Executive Officers

GU Biquan, aged 56, is the Vice President and Chief Legal Adviser of the Company. He was the Secretary to the Board of Directors of the Company. He graduated from Beijing Broadcasting Television University, specializing in electronic engineering. He is an engineer.

ZHOU Hui, aged 50, is the Vice President and Chief Accountant of the Company. She was the Chief Accountant of the Company. She graduated from Renmin University of China with a postgraduate degree of master in economics. She is a senior accountant.

ZHAO Ping, aged 51, is the Vice President of the Company. He was the Chief Engineer of the Company. He graduated from Tsinghua University, specializing in thermal engineering, with a postgraduate degree of master in science and an EMBA degree. He is a researcher-level senior engineer.

DU Daming, aged 47, is the Vice President and Secretary to the Board of Directors of the Company. He was the Chief of the Administration Office of Huaneng Group and Chief of the Office of the Board of Directors of the Company. He graduated from North China Electric Power University, specializing in electric system and its automation, with a postgraduate degree of master in science. He is a senior engineer.

WU Senrong, aged 52, is the Vice President of the Company. He was the Manager of the Human Resources Department of the Company. He graduated from the School of Economics and Management of Tsinghua University, specializing in business administration for senior management, with a bachelor’s degree and an EMBA degree. He is a researcher-level senior engineer.

SONG Zhiyi, aged 53, is the Vice President of the Company. He was the General Manager of Huaneng Northeast Branch and Head of Construction Department of Huaneng Group. He graduated from the Guanghua Management Institute of Beijing University, specializing in business administration, with a bachelor’s degree and a MBA degree. He is a senior engineer.

LI Jianmin, aged 52, is the Vice President of the Company. He was the General Manager of Huaneng Zhejiang Branch (Yuhuan Power Plant) and General Manager of Huaneng Hebei Branch. He graduated from Northeast Electricity College, specializing in power plant and electricity system, with a bachelor’s degree in science. He is a researcher-level senior engineer.

HE Yong, aged 55, is the Chief Engineer of the Company. He was the Manager of the Safety and Production Department and Deputy Chief Engineer of the Company. He graduated from Wuhan University, specializing in corporate management, with a postgraduate degree of master in management. He is a researcher-level senior engineer.

LI Shuqing, aged 50, was the Vice President of the Company during the reporting period. He was the General Manager of Huaneng Shanghai Branch. He graduated from Shanghai Electric Power Institute, majoring in thermodynamics, with a bachelor’s degree in science. He is a senior engineer.

B. Compensation for Directors, Supervisors and Executive Officers

The table below sets forth the compensation on individual basis for the directors, supervisors and other executive officers for the year ended December 31, 2013:

Name	Position with the Company	Remuneration Paid by the Company in 2013 (1)
		(RMB in thousand)
Directors
Mr. Cao Peixi	Chairman of the Board of Directors	-
Mr. Huang Long	Vice Chairman of the Board of Directors	-
Mr. Li Shiqi	Director	-
Mr. Huang Jian	Director	-
Mr. Liu Guoyue	Director and President	784
Mr. Fan Xiaxia	Director and Vice President	948
Mr. Shan Qunying	Director	48
Mr. Guo Hongbo	Director	48
Mr. Xu Zujian	Director	48
Mr. Xie Rongxing	Director	48
Mr. Shao Shiwei	Independent Director	74
Mr. Wu Liansheng	Independent Director	74
Mr. Li Zhensheng	Independent Director	74
Mr. Qi Yudong	Independent Director	74
Mr. Zhang Shouwen	Independent Director	74

Sub-total:		2,294

Supervisors
Mr. Guo Junming	Chairman of the Supervisory Committee	-
Mr. Hao Tingwei	Vice Chairman of the Supervisory Committee	48
Ms. Zang Mengjiao	Supervisor	-
Mr. Gu Jianguo	Supervisor	48
Mr. Wang Zhaobin	Supervisor	810
Ms. Zhang Ling	Supervisor	646

Sub-total		1,552

Other Executive officers
Mr. Gu Biquan	Vice President and Chief Legal Advisor	816
Ms. Zhou Hui	Vice President and Chief Accountant	816
Mr. Zhao Ping	Vice President	815
Mr. Du Daming	Vice President and Secretary to the Board of Directors	815
Mr. Wu Senrong	Vice President	815
Mr. Song Zhiyi	Vice President	805
Mr. Li Jianmin	Vice President	806
Mr. He Yong	Chief Engineer	810
Mr. Li Shuqing	Vice President (from January 2013 to November 2013)	764

Sub-total:		7,262
Total		11,108

Notes:

(1)	The remuneration paid by the Company in 2013 includes the basic salaries, performance salaries and pension. Please see Note 37 to the Item 18 Financial Statements, “Directors’, supervisors’ and senior management’s emoluments”.

The total remuneration paid to our directors, supervisors and executive officers is comprised of basic salaries, performance salaries and pension. Of these, performance salaries account for approximately 51% of the total remuneration. In addition, directors and supervisors who are also officers or employees of the Company receive certain other benefits, such as subsidized or free health care services, housing and transportation, which are customarily provided by large enterprises in the PRC to their employees. Each of the Company’s independent directors receives annual after-tax cash compensation of RMB60,000. We do not have any service contract with any director that provides for benefits upon termination of employment.

C.	Board practice

As of the end of 2003, we, in accordance with the resolutions passed at a shareholders’ general meeting, have set up four board committees, namely, the Audit Committee, the Strategy Committee, the Nomination Committee, and the Remuneration and Appraisal Committee, and formulated the working regulations for such committees in accordance with the relevant rules and regulations. All committees operate in accordance with the working rules and utilize their members’ specific backgrounds, experience and industry expertise to provide advice to us, so as to enhance our operation efficiency and to make the decision-making process better informed.

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

The main duties of the Strategy Committee are to advise on, and conduct research in relation to, our long-term development strategies and decisions regarding significant investments.

The main duties of the Nomination Committee are to conduct research and provide advice in relation to the requirements for selection of directors and managers and the relevant procedures, to search for qualified candidates for the positions of director and manager, to examine the candidates for the positions of director and manager and to advise matters in relation thereto.

The main duties of the Remuneration and Appraisal Committee are to conduct research on the appraisal guidelines for directors and managers, to carry out performance appraisals and provide advice accordingly, and to conduct research on the remuneration policies and proposals regarding the directors and senior management.

The members of Audit Committee are Mr. Wu Liansheng (Chairman), Mr. Shao Shiwei, Mr. Li Zhensheng, Mr. Qi Yudong and Mr. Zhang Shouwen.

The members of Strategy Committee are Mr. Huang Long (Chairman), Mr. Li Shiqi, Mr. Huang Jian, Mr. Liu Guoyue, Mr. Fan Xiaxia, Mr. Shao Shiwei and Mr. Li Zhensheng.

The members of Nomination Committee are Mr. Shao Shiwei (Chairman), Mr. Fan Xiaxia, Mr. Shan Qunying, Mr. Xie Rongxing, Mr. Wu Liansheng, Mr. Qi Yudong and Mr. Zhang Shouwen.

The members of Remuneration and Appraisal Committee are Mr. Qi Yudong (Chairman), Mr. Liu Guoyue, Mr. Guo Hongbo, Mr. Xu Zujian, Mr. Shao Shiwei, Mr. Wu Liansheng and Mr. Li Zhensheng.

D.	Employees

As of December 31, 2013, we employed 37,729 people. Of these, 280 are headquarters management staff, 10,071 are power plant personnel directly involved in the management and operation of the power plants, and the remainder are maintenance personnel, ancillary service workers and others. Over 67% our work force graduated from university or technical college. As of December 31, 2011 and 2012, we had approximately 35,903 and 36,326 employees, respectively.

We conduct continuing education programs for our employees at our head office and at each power plant. We provide training in foreign language, computer, accounting and other areas to our professionals and technicians in their relevant fields. Employees are trained in accordance with the different requirements for professional and managerial positions.

We have reformed the labor system by introducing individual labor contracts. Currently, all employees are employed under employment contracts, which specify the employee’s position, responsibilities, remuneration and grounds for termination. Short-term employment contracts have fixed terms of typically one to five years, at the end of which they may be renewed by agreement of both the Company and the employee.

The contract system imposes discipline, provides incentives to adopt better work methods, and provides us with a greater degree of management control over our work force. We believe that, by linking remuneration to productivity, the contract system has also improved employee morale.

Each of our power plants has a trade union and the employees of our headquarters are also members of a trade union. These trade unions protect employees’ rights, aim to fulfill our economic objectives, encourage employees to participate in management decisions and mediate disputes between us and union members. We have not been subject to any strikes or other labor disturbances interfering with our operations, and we believe that our relationships with our employees are good.

Total remuneration of our employees includes salaries, bonuses and allowances. The employees also receive certain benefits in the form of education and health services subsidized by the Company and other miscellaneous subsidies.

In compliance with the relevant regulations, we and our employees participate in the local government pension plan under which all the employees are entitled to pension payments upon retirement. See Note 35 to the Financial Statements.

The Company also participates in the social insurance program administered by the social security institution, under which all employees are entitled to certain social insurance benefits, subject to adjustments in accordance with relevant PRC regulations. The Company is in compliance with all social insurance regulations and has no overdue obligations for any social insurance contribution.

E.	Share ownership

None of our directors, supervisors or senior management owns any of our shares.

ITEM 7	Major Shareholders and Related Party Transactions

A.	Major shareholders

Our outstanding ordinary shares consist of A Shares and H Shares, each with a par value of RMB1.00 per share. The following table sets forth certain information regarding our major shareholders as of March 31, 2014.

Shareholder	Number of shares	Approximate percentage in the total issued domestic share capital %		Approximate percentage in the total issued share capital %
Huaneng International Power Development Corporation	5,066,662,118	48.25		36.05
China Huaneng Group(1)	1,561,371,213	14.87		11.11
Hebei Provincial Construction Investment Company	603,000,000	5.74		4.29
China Hua Neng Hong Kong Company Limited	472,000,000	-	(2)	3.36

Notes:

(1)	Of the 1,561,371,213 shares, 6,246,664 A shares are held by Huaneng Group through its wholly owned subsidiary, Huaneng Capital Services Company Limited.
(2)	472,000,000 shares are H shares and represent 13.27% of the total issued H shares of the Company and 3.36% of the total issued share capital of the Company.

In 2006, all of our shareholders of non-tradable domestic shares except HIPDC transferred a total of approximately 1.1 billion shares to Huaneng Group, representing 9.24% of our total issued shares. Among others, HPCIC transferred approximately 301 million shares to Huaneng Group, and decreased its shareholdings in the Company to 5.00%.

On April 19, 2006, we carried out our reform plan to convert all non-tradable domestic shares into tradable domestic shares. According to the plan, Huaneng Group and HIPDC transferred a total of 150 million A Shares to our shareholders. As a result, the direct shareholdings of Huaneng Group and HIPDC decreased to 8.75% and 42.03%, respectively.

In June and July of 2008, through its wholly owned subsidiary, China Hua Neng Hong Kong Company Limited, Huaneng Group acquired 20 million H shares from the open market. As a result, the shareholding of Huaneng Group increased to 8.92%.

In 2010, we increased our share capital through non-public issuances of new shares, including A shares and H shares. With the approval of shareholders and relevant PRC governmental authorities, we were authorized to issue (i) not exceeding 1,500 million new A shares by way of placement to not more than 10 designated investors, including Huaneng Group, which would subscribe for no more than 500 million new A shares, and (ii) no more than 500 million new H Shares to China Hua Neng Hong Kong Company Limited (“Hua Neng HK”). On December 23, 2010, we completed the non-public issuance of 1,500 million new A shares (ordinary shares with a par value of RMB1 per share) to 10 designated investors, including Huaneng Group, at the issuance price of RMB5.57 per share. The other nine investors are CCB International Asset Management (Tianjin) Company Limited, China Life Insurance Asset Management Company Limited, New China Life Assurance Company Limited, Harbin Power Equipment Company Limited, China Three Gorges Corporation, Liaoning Energy Investment (Group) Limited Liability Company, Dongfang Electric Co., Ltd., Dacheng Fund Management Co., Ltd. and China National Offshore Oil Corporation. The shares subscribed by Huaneng Group are subject to a lock-up period of 36 months, and the shares subscribed by other designated investors are subject to a lock-up period of 12 months. On December 28, 2010, we completed the placement of 500 million H shares (ordinary shares with a par value of RMB1 per share) to Hua Neng HK at the subscription price of HK$4.73 per share.

On December 31, 2010, Huaneng Capital Services Company Limited (“Huaneng Capital”), a wholly owned subsidiary of Huaneng Group, acquired 12,876,654 A shares of our Company through the trading system at the Shanghai Stock Exchange, representing 0.09% of the total issued share capital of our Company. Prior to the acquisition, Huaneng Group directly and indirectly controls 7,141,786,667 shares in our Company, representing approximately 50.81% of the total issued share capital of our Company. After the acquisition, Huaneng Group directly and indirectly controls 7,154,663,321 shares of our Company, representing approximately 50.90% of the total issued share capital of our Company. Huaneng Group proposes to continue the acquisition of the A shares of our Company in the secondary market through Huaneng Capital or other concerted party(ies) or in its own name within the 12-month period starting December 31, 2010. The aggregate of such acquisition will not exceed 2% (inclusive of the shares acquired this time) of the issued share capital of our Company.

On December 23, 2011, Huaneng Group acquired 143,620,000 A Shares of our Company through China Huaneng Finance Corporation Limited, a controlling subsidiary of Huaneng Group, via the block trading system at the Shanghai Stock Exchange. After the acquisition, Huaneng Group directly and indirectly controled 7,298,283,321 shares of our Company, representing approximately 51.93% of the total issue share capital of our Company.

Before we were established in 1994, HIPDC and seven other promoters entered into the Shareholders’ Agreement dated May 31, 1994 (the “Shareholders’ Agreement”) which, among other things, grants to HIPDC the right to vote all the shares owned by each of the other promoters so as to enable HIPDC to have majority voting rights in general meetings for so long as we are in existence. In addition, directors designated by HIPDC will have majority representation on our board of directors and each of the other promoters will have one representative designated by it appointed as a member of our board of directors. The Shareholders’ Agreement also provides that for so long as we are in existence (i) HIPDC and the other signatories to the Shareholders’ Agreement will maintain their combined shareholdings to ensure their collective majority control of the Company, (ii) HIPDC has certain priority rights to purchase the shares held by the other signatories to the Shareholders’ Agreement, (iii) if HIPDC does not exercise its priority rights to purchase such shares, each of the signatories to the Shareholders’ Agreement other than HIPDC shall have a priority right to purchase such shares on a pro rata basis, and (iv) no shares may be sold or transferred unless their transferees agree to abide by the terms of the Shareholders’ Agreement. As a result of the Shareholders’ Agreement, HIPDC holds 70.09% of the total voting rights of the outstanding shares and, subject to the Shareholders’ Agreement, has the power to control the election of all of our directors and to direct our management and policies.

On May 12, 2006, HIPDC and other promoters (including the shareholders who assumed the rights and obligations of original promoters as a result of share transfer) entered into an amendment to the Shareholders’ Agreement, pursuant to which each promoter shall be entitled to exercise its own voting rights at the shareholders’ general meeting. Consequently, HIPDC currently holds 36.05% of our total voting rights. Since HIPDC’s parent company, Huaneng Group, currently holds, directly or through its wholly owned subsidiaries, 15.87% of our total voting rights, HIPDC is able to exert control over us when acting in concert with Huaneng Group.

Huaneng Group and HIPDC had previously given a non-compete undertaking to us during our initial public offering of A shares in 2001, in order to support our business development, to integrate relevant quality assets and to avoid business competition. In September 2010, we received from Huaneng Group an undertaking on relevant matters for further avoidance of business competition. While Huaneng Group will continue to perform its undertakings previously given, Huaneng Group further undertakes that: (i) it shall treat us as the only platform for ultimate integration of the conventional energy business of Huaneng Group; (ii) with respect to the conventional energy business assets of Huaneng Group located in Shandong Province, Huaneng Group undertakes that it will take approximately 5 years to improve the profitability of such assets and when the terms become appropriate, it will invest those assets into us. We have a right of first refusal to acquire from Huaneng Group the newly developed, acquired or invested projects which are engaged in the conventional energy business of Huaneng Group located in Shandong Province; (iii) with respect to the other non-listed conventional energy business assets of Huaneng Group located in other provincial administrative regions, Huaneng Group undertakes that it will take approximately 5 years, and upon such assets meeting the conditions for listing, it will invest such assets into us in order to support our sustainable and stable development; and (iv) Huaneng Group will continue to perform each of its undertakings to support the development of its subordinated listed companies.

B.   Related party transactions

Guarantees

The table below sets forth information on guarantees provided by Huaneng Group, HIPDC and the Company to the related parties in 2013 for the purposes of financing their operation, construction and renovation.

Guarantor	Guarantee	Interest Rate	Largest Amount Outstanding in 2013	Amount Outstanding As of December 31, 2013
		(%)	(RMB)	(RMB)
Huaneng Group	The Company	6.36	47,837,704.08	47,837,704.08
(Ultimate Parent of the Company)	The Company	LIBOR + 0.075	57,865,516.51	57,865,516.51
	Yangliuqing Power Company(1)	2.15	321,628,569.25	321,628,569.25
HIPDC	The Company	5.00	2,000,000,000.00	2,000,000,000.00
The Company	Tuas Power Company(1)	SIBOR+1.65	11,885,565,887.54	11,885,565,887.54
	Tuas Power Company(1)	SIBOR+1.65	1,742,988,849.27	1,742,988,849.27
Gas Supply Pte.Ltd.	TPGS Green Energy Pte Ltd(1)	4.25	16,745,750.00	16,745,750.00

Note:

(1) These entities are subsidiaries of the Company.

Loans

The table below sets forth the loans made by Huaneng Group, subsidiaries of Huaneng Group, and the Company to the related parties in 2013 for the purposes of financing their operation, construction and renovation.

Lender	Borrower	Interest Rate	Largest Amount Outstanding in 2013	Outstanding Balance as of December 31, 2013
		%	(RMB)	(RMB)
Huaneng Group	The Company	5.535	640,484,600	640,484,600
(Ultimate Parent of the Company)	Yushe Power Company	4.600	375,000,000	-
	Yushe Power Company	4.300	125,000,000	-
	Qinbei Power Company(1)	4.600	225,000,000	-
	Qinbei Power Company(1)	4.300	75,000,000	-
Huaneng Finance	The Company	5.535	267,000,000	267,000,000
(Subsidiary of Huaneng Group)	Yangliuqing	5.535	150,000,000	150,000,000
	Weihai Power Company(1)	5.400	100,000,000	100,000,000
	Weihai Power Company(1)	5.700	200,000,000	-
	Weihai Power Company(1)	5.700	100,000,000	-
	huaiyin II	5.400	100,000,000	-
	huaiyin II	5.400	100,000,000	100,000,000
	Taicang I	5.400	160,000,000	160,000,000
	Taicang I	5.400	160,000,000	-
	Qinbei	5.400	200,000,000	200,000,000
	Qinbei	5.400	200,000,000	-
	Yushe	5.400	100,000,000	100,000,000
	Yushe	5.700	130,000,000	130,000,000
	Yushe	5.400	100,000,000	-
	Yushe	5.400	130,000,000	-
	Xindian	5.700	100,000,000	100,000,000
	Xindian	5.700	75,000,000	-
	Luohuang	5.400	200,000,000	200,000,000
	Luohuang	5.400	200,000,000	-
	Pingliang	5.400	100,000,000	100,000,000
	Yangliuqing	5.400	100,000,000	100,000,000
	Yangliuqing	5.400	50,000,000	-

Xi’an Thermal (Subsidiary of Huaneng Group)	Diandong Energy	5.520	100,000,000	100,000,000

China Huaneng Group Clean Energy Technology Research Institute Co. Ltd.	The Company	5.400	120,000,000	-
(Subsidiary of Huaneng Group)	The Company	5.400	150,000,000	150,000,000

Shandong Power and its subsidiary	Zhanhua	6.000	50,000,000	-

The Company	Weihai Power Company(1)	5.700	400,000,000	-
	Weihai Power Company(1)	5.700	600,000,000	-
	Weihai Power Company(1)	5.700	300,000,000	-
	Weihai Power Company(1)	6.000	400,000,000	400,000,000
	Weihai Power Company(1)	5.700	200,000,000	200,000,000
	Weihai Power Company(1)	5.700	200,000,000	200,000,000
	Weihai Power Company(1)	5.700	350,000,000	350,000,000
	Weihai Power Company(1)	5.700	300,000,000	300,000,000
	Weihai Power Company(1)	6.000	280,000,000	280,000,000
	Weihai Power Company(1)	5.535	24,203,000	24,203,000
	Huaiyin II Power Company	5.700	1,800,000,000	-
	Huaiyin II Power Company	5.700	200,000,000	-
	Huaiyin II Power Company	5.700	1,800,000,000	1,560,000,000
	Taicang II Power Company(1)	5.040	100,000,000	-
	Taicang II Power Company(1)	5.700	900,000,000	-
	Taicang II Power Company(1)	5.700	100,000,000	-
	Taicang II Power Company(1)	5.700	150,000,000	-
	Taicang II Power Company(1)	5.700	600,000,000	600,000,000
	Taicang II Power Company(1)	5.700	100,000,000	100,000,000
	Taicang II Power Company(1)	6.000	100,000,000	100,000,000
	Qinbei Power Company(1)	6.000	3,100,000,000	3,100,000,000
	Qinbei Power Company(1)	5.700	3,400,000,000	-
	Qinbei Power Company(1)	5.700	500,000,000	-
	Qinbei Power Company(1)	5.535	4,200,000	4,200,000
	Yushe Power Company(1)	6.600	100,000,000	-
	Yushe Power Company(1)	5.700	130,000,000	-
	Yushe Power Company(1)	5.700	235,000,000	-
	Yushe Power Company(1)	5.700	280,000,000	-
	Yushe Power Company(1)	5.700	100,000,000	-

Yushe Power Company(1)	5.700	200,000,000	-
Yushe Power Company(1)	5.700	100,000,000	100,000,000
Yushe Power Company(1)	5.700	100,000,000	100,000,000
Yushe Power Company(1)	5.700	140,000,000	140,000,000
Yushe Power Company(1)	5.700	70,000,000	70,000,000
Yushe Power Company(1)	5.700	70,000,000	70,000,000
Yushe Power Company(1)	5.700	265,000,000	265,000,000
Yushe Power Company(1)	6.000	100,000,000	100,000,000
Yushe Power Company(1)	6.000	300,000,000	300,000,000
Yushe Power Company(1)	6.000	40,000,000	40,000,000
Yushe Power Company(1)	6.000	160,000,000	160,000,000
Xindian Power Company(1)	6.000	220,000,000	170,000,000
Xindian Power Company(1)	6.000	400,000,000	400,000,000
Xindian Power Company(1)	5.700	85,000,000	85,000,000
Xindian Power Company(1)	5.700	1,200,000,000	1,200,000,000
Xindian Power Company(1)	5.700	50,000,000	50,000,000
Xindian Power Company(1)	5.700	50,000,000	50,000,000
Xindian Power Company(1)	5.700	1,100,000,000	-
Xindian Power Company(1)	5.700	100,000,000	-
Xindian Power Company(1)	6.000	100,000,000	-
Yueyang Power Company(1)	6.000	900,000,000	900,000,000
Yueyang Power Company(1)	5.700	100,000,000	-
Yueyang Power Company(1)	5.700	1,150,000,000	-
Yueyang Power Company(1)	5.700	200,000,000	-
Yueyang Power Company(1)	5.535	14,780,000	14,780,000
Luohuang Power Company(1)	5.700	60,000,000	-
Luohuang Power Company(1)	5.700	360,000,000	-
Luohuang Power Company(1)	5.700	400,000,000	-
Luohuang Power Company(1)	5.700	400,000,000	330,000,000

Luohuang Power Company(1)	5.535	34,500,000	34,500,000
Pingliang Power Company(1)	5.700	300,000,000	-
Pingliang Power Company(1)	5.700	970,000,000	970,000,000
Pingliang Power Company(1)	5.700	1,250,000,000	1,250,000,000
Pingliang Power Company(1)	6.000	100,000,000	100,000,000
Pingliang Power Company(1)	5.700	820,000,000	-
Pingliang Power Company(1)	5.700	150,000,000	-
Pingliang Power Company(1)	5.700	550,000,000	-
Pingliang Power Company(1)	5.700	150,000,000	-
Pingliang Power Company(1)	5.700	100,000,000	-
Pingliang Power Company(1)	5.700	180,000,000	-
Pingliang Power Company(1)	5.700	120,000,000	-
Shidongkou Power Company(1)	5.535	5,160,000	5,160,000
Daditaihong(1)	6.000	88,000,000	88,000,000
Daditaihong(1)	6.000	140,000,000	140,000,000
Daditaihong(1)	5.700	95,000,000	-
Daditaihong(1)	5.700	200,000,000	-
Daditaihong(1)	5.700	60,000,000	-
Daditaihong(1)	5.700	88,000,000	-
Daditaihong(1)	5.700	140,000,000	-
Daditaihong(1)	5.700	47,000,000	47,000,000
Daditaihong(1)	5.700	200,000,000	200,000,000
Daditaihong(1)	5.700	20,000,000	20,000,000
Qidong Wind Power(1)	6.000	360,000,000	360,000,000
Qidong Wind Power(1)	5.700	372,500,000	-
Yangliuqing Power Company(1)	5.580	200,000,000	170,000,000
Yangliuqing Power Company(1)	5.700	460,000,000	-
Yangliuqing Power Company(1)	5.535	4,390,000	4,390,000
Xiangqi Hydropower Company(1)	5.700	100,000,000	-
Xiangqi Hydropower Company(1)	5.700	160,000,000	-
Xiangqi Hydropower Company(1)	5.700	25,000,000	-
Xiangqi Hydropower Company(1)	5.700	15,000,000	-
Xiangqi Hydropower Company(1)	5.700	50,000,000	50,000,000

Xiangqi Hydropower Company(1)	5.700	10,000,000	10,000,000
Xiangqi Hydropower Company(1)	5.700	100,000,000	100,000,000
Xiangqi Hydropower Company(1)	5.700	10,000,000	10,000,000
Xiangqi Hydropower Company(1)	5.700	30,000,000	30,000,000
Xiangqi Hydropower Company(1)	6.000	200,000,000	200,000,000
Yingkou Co-generation(1)	5.200	700,000,000	700,000,000
Yingkou Co-generation(1)	3.720	700,000,000	700,000,000
Zuoquan Power Company(1)	5.700	600,000,000	-
Zuoquan Power Company(1)	5.700	1,270,000,000	-
Zuoquan Power Company(1)	5.700	300,000,000	-
Zuoquan Power Company(1)	6.000	600,000,000	500,000,000
Zuoquan Power Company(1)	6.000	200,000,000	200,000,000
Zuoquan Power Company(1)	5.700	200,000,000	200,000,000
Zuoquan Power Company(1)	6.000	400,000,000	400,000,000
Zuoquan Power Company(1)	5.700	1,270,000,000	1,270,000,000
Kangbao Wind Power(1)	5.700	18,900,000	-
Kangbao Wind Power(1)	5.700	17,000,000	-
Kangbao Wind Power(1)	6.000	15,000,000	15,000,000
Wafangdian Wind Power(1)	6.000	172,500,000	172,500,000
Wafangdian Wind Power(1)	5.700	100,000,000	-
Wafangdian Wind Power(1)	5.700	72,500,000	-
Changtu Wind Power(1)	6.000	24,000,000	24,000,000
Haimen Port(1)	5.700	120,000,000	-
Haimen Port(1)	5.700	160,000,000	160,000,000
Haimen Port(1)	6.000	120,000,000	120,000,000
Haimen Port(1)	6.000	240,000,000	240,000,000
Rudong Wind Power(1)	5.700	100,000,000	100,000,000
Rudong Wind Power(1)	5.700	50,000,000	50,000,000

Zhanhua Co-generation(1)	6.000	750,000,000	-
Zhanhua Co-generation(1)	6.000	200,000,000	-
Zhanhua Co-generation(1)	6.000	300,000,000	-
Zhanhua Co-generation(1)	6.000	750,000,000	750,000,000
Zhanhua Co-generation(1)	6.000	200,000,000	200,000,000
Zhanhua Co-generation(1)	5.700	300,000,000	300,000,000
Hualu Sea Transportation(1)	5.700	35,000,000	-
Hualu Sea Transportation(1)	5.700	20,000,000	-
Hualu Sea Transportation(1)	5.700	35,000,000	35,000,000
Hualu Sea Transportation(1)	5.700	130,000,000	130,000,000
Fujian Port(1)	5.700	780,000,000	780,000,000
Fujian Port(1)	5.700	246,800,000	246,800,000
Fujian Port(1)	5.700	303,000,000	303,000,000
Diandong Energy(1)	5.700	200,000,000	-
Diandong Energy(1)	5.700	400,000,000	-
Diandong Energy(1)	5.700	200,000,000	-
Diandong Energy(1)	5.700	800,000,000	-
Diandong Energy(1)	5.700	300,000,000	-
Diandong Energy(1)	6.000	175,000,000	175,000,000
Diandong Energy(1)	6.000	100,000,000	100,000,000
Diandong Energy(1)	6.000	1,000,000,000	1,000,000,000
Diandong Energy(1)	5.700	100,000,000	-
Diandong Energy(1)	5.700	100,000,000	-
Diandong Energy(1)	5.700	100,000,000	100,000,000
Diandong Energy(1)	5.700	60,000,000	60,000,000
Diandong Energy(1)	5.700	60,000,000	60,000,000
Diandong Energy(1)	5.351	1,000,000,000	1,000,000,000
Diandong Yuwang(1)	5.700	100,000,000	-
Diandong Yuwang(1)	5.700	300,000,000	-
Diandong Yuwang(1)	5.700	200,000,000	-
Diandong Yuwang(1)	5.700	100,000,000	-
Diandong Yuwang(1)	5.700	200,000,000	200,000,000
Diandong Yuwang(1)	5.700	90,000,000	90,000,000
Diandong Yuwang(1)	6.000	500,000,000	500,000,000
Diandong Yuwang(1)	5.700	90,000,000	-
Diandong Yuwang(1)	5.700	100,000,000	-
Suzihe Hydropower(1)	6.000	680,700,000	350,400,000
Enshi Hydropower(1)	5.700	100,000,000	-
Enshi Hydropower(1)	5.700	234,000,000	-
Enshi Hydropower(1)	6.000	234,000,000	234,000,000
Enshi Hydropower(1)	5.700	30,000,000	30,000,000
Enshi Hydropower(1)	5.700	100,000,000	100,000,000
Tongxiang CCGT(1)	5.700	250,000,000	250,000,000
Tongxiang CCGT(1)	6.000	400,000,000	400,000,000
Tongxiang CCGT(1)	5.700	100,000,000	-
Qingdao Co-generation(1)	5.700	20,000,000	20,000,000
Liangjiang CCGT(1)	5.700	150,000,000	150,000,000

Liangjiang CCGT(1)	5.700	310,000,000	310,000,000
Liangjiang CCGT(1)	5.700	70,000,000	70,000,000
Jiangxi Clean Energy(1)	6.000	20,000,000	20,000,000
Suzhou CCGT(1)	6.000	180,000,000	180,000,000
Subaoding Wind Power(1)	5.700	20,000,000	20,000,000
Subaoding Wind Power(1)	5.700	52,000,000	52,000,000
Dongshan CCGT(1)	6.000	120,000,000	120,000,000

Note:

(1) These entities are subsidiaries of the Company.

Lease Agreement

Pursuant to a leasing agreement and a supplemental agreement entered into by Huaneng Property Co., Ltd. (formerly known as Beijing Huaneng Mansion Construction and Management Co., Ltd.) and us on April 1, 2010 and July 1, 2011, respectively, Huaneng Construction agreed to lease the designated offices of Huaneng Mansion with a total area of 30,671.70 square meters to us until March 31, 2014, and the annual rent was RMB89.57 million. The leasing agreement was effective from April 1, 2010. We are currently in the process of renewing the leasing agreement.

Transactions with Huaneng Group

On January 11, 2013, we entered into the Framework Agreement with Huaneng Group, our ultimate controlling shareholder, for a term commencing on January 1, 2013 and expiring on December 31, 2013. Pursuant to the Huaneng Group Framework Agreement, we will conduct the following transactions with Huaneng Group and its subsidiaries and associates: (i) the purchase of ancillary equipment and parts; (ii) the purchase of coal and transportation services; (iii) the sale of products; (iv) leasing of facilities, land and office spaces; (v) technical services, engineering contracting services and other services; (vi) the provision of entrusted sale services and (vii) trust loans and the entrusted loan. On December 27, 2013, we renewed the Huaneng Group Framework Agreement with Huaneng Group, for a term commencing on January 1, 2014 and expiring on December 31, 2014.

Acquisition of Shanghai Time Shipping Co., Ltd.

In 2010, we acquired from Huaneng Energy & Communications Holdings Co., Ltd. (“HEC”) its 50% equity interest in Shanghai Time Shipping Co., Ltd. (“Time Shipping”) for a consideration of RMB1.058 billion. As part of the transaction, we agreed to assume the loan guarantees in an aggregate amount not exceeding US$43 million previously provided by HEC to Time Shipping. On March 21, 2012, we entered into a performance guarantee with relevant banks. The term of the guarantee shall be two years commencing from the due date for payment of the relevant loans.

Transactions with Huaneng Finance

On January 5, 2012, we entered into the Huaneng Finance Framework Agreement with Huaneng Finance, a subsidiary of Huaneng Group, for a term commencing on January 1, 2012 and expiring on December 31, 2014. Pursuant to the Huaneng Finance Framework Agreement, we will enter into the following transactions with Huaneng Finance: (i) placing cash deposits by us with Huaneng Finance; (ii) provision of discounting services by Huaneng Finance to us; and (iii) provision of loan advancement by Huaneng Finance to us. Such transactions will be conducted on an on-going basis and will constitute continuing connected transactions under the Hong Kong Listing Rules. During the period from 2012 to 2014, the maximum outstanding balance of the deposits to be placed with Huaneng Finance under the Huaneng Finance Framework Agreement, on a daily basis, will not exceed RMB6 billion. As of December 31, 2013, we placed with Huaneng Finance current deposits of approximately RMB2,363.74 million, which bore interest rates ranging from 0.35% to 1.35% per annum.

Transactions with Jiangsu Guoxin

On January 11, 2013, we entered into a framework agreement with Jiangsu Province Guoxin Asset Management Group Company Limited (“Jiangsu Guoxin”) for a term commencing on January 1, 2013 and expiring on December 31, 2013, pursuant to which our Company and its subsidiaries will provide entrusted sale services to Jiangsu Guoxin. On December 27, 2013, we renewed the agreement with Jiangsu Guoxin for a term commencing on January 1, 2014 and expiring on December 31, 2014.

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

Transactions with Huaneng Group, China Nuclear and Hainan Nuclear

On March 19, 2013, we entered into a capital increase agreement with Huaneng Group, China Nuclear Power International, Inc. (“China Nuclear”) and Hainan Nuclear Power Co., Ltd. (“Hainan Nuclear”), pursuant to which the existing shareholders of Hainan Nuclear (including our Company and Huaneng Group) would make a capital contribution to the registered capital of Hainan Nuclear in accordance with their respective proportion of shareholding in Hainan Nuclear. Following completion of the capital increase, our Company held 30% of the equity interests of Hainan Nuclear. After the completion of the capital increase, Huaneng Group proposes to transfer at no consideration its 19% interest in Hainan Nuclear to its wholly owned subsidiary Huaneng Nuclear Power Development Co., Ltd. (“Huaneng Nuclear”). Our Company will not exercises its pre-emptive right to acquire the 19% interest in Hainan Nuclear.

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

Transfer Agreement with Huaneng Group

On June 28, 2013, Haimen Power Plant of Huaneng Power International, Inc. (a subsidiary of the Company) (“Haimen Power Plant”) and Huaneng Group entered into the transfer agreement pursuant to which Haimen Power Plant shall pay RMВ411,260,000 to Huaneng Group as a one-off compensation, based on the unit price at RMВ600 per kilowatt for using its 685 MW quota rewarded from aiding the construction of Lhasa Project in Tibet towards the construction of its generation units 3 and 4 in “replacing small units with larger ones” project.

Coal purchases and service fee occurred for transportation

In 2013, we paid RMB771.81 million, RMB1,623.36 million, RMB134.98 million, RMB1,190.24 million and RMB2,654.08 million, respectively, to Huaneng Energy & Communications Holdings Co., Ltd. (“HEC”) and its subsidiaries, Rizhao Power Company, North United Power Coal Transportation and Marketing Co., Ltd. (“North United Power”), Gansu Huating Coal Power Co., Ltd.(“Huating Coal and Power”) and Shanghai Time Shipping for coal purchase and service fees incurred for transportation. For a detailed discussion of related party transactions, see Note 35 to the Financial Statements.

C.	Interests of experts and counsel

Not applicable.

ITEM 8	Financial Information

A.	Consolidated statements and other financial information

See pages F-1 to F-114.

Legal proceedings

Other than that disclosed under “Item 5. Operating and Financial Review and Prospects – G. Guarantees and pledges on loans and restricted assets”, we are not a defendant in any material litigation or arbitration and no litigation or claim of material importance is known to us or any member of the Board of Directors of us to be pending or threatened against us.

Dividend distribution policy

Our articles of association clearly define our cash dividend policy, i.e. when our earnings and accumulative undistributable profits for the current year are positive, and on the condition that our cash flow can satisfy our normal operation and sustainable development, we shall adopt a cash dividend appropriation policy on the principle that the cash dividend payout will not be less than 50% of the distributable profit realized in the then-current year’s consolidated financial statement.

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

Dividends may be paid only out of our distributable profits (less allocation to the statutory funds of 10% of our net income determined in accordance with PRC GAAP) and may be subject to any applicable PRC withholding tax. Our Articles of Association limit our distributable profits to the lower of the amounts determined in accordance with PRC GAAP, and IFRS. Subject to the above, we expect to carry a positive, balanced and stable dividend distribution policy.

Our board has proposed a cash dividend of RMB0.38 per ordinary share (tax inclusive) for the year ended December 31, 2013, which is equivalent to RMB15.2 per ADS. The total dividend to be paid amounts to approximately RMB5,341 million.

B.	Significant changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9	The Offer and Listing

A.	Offer and listing details and markets

The Company’s ADSs have been listed on the New York Stock Exchange since October 6, 1994. The table below sets forth, for the periods indicated, the high and low closing prices of the ADSs on the New York Stock Exchange.

		Closing Price per ADS
		High	Low
		(US$)	(US$)

2009		34.43	21.60
2010		25.68	20.77
2011		23.87	15.67
2012		37.15	21.02
2013		49.37	33.83

2012	First Quarter	26.28	21.02
	Second Quarter	29.80	22.00
	Third Quarter	29.99	26.51
	Fourth Quarter	37.15	28.72

2013	First Quarter	43.95	35.35
	Second Quarter	49.37	33.83
	Third Quarter	43.43	37.22
	Fourth Quarter	44.01	35.58

2013	October	44.01	40.44
	November	42.44	37.33
	December	38.29	35.58

2014	January	39.06	35.74
	February	36.8	34.88
	March	38.78	31.51

Source: Reuters

Each ADS represents 40 H shares. As of March 31, 2014, there were 122 registered holders of American Depositary Receipts evidencing ADS.

On January 21, 1998, we listed our H shares on the Hong Kong Stock Exchange. On February 26, 1998, we placed 250 million H Shares at the price of HK$4.40 per H share or US$22.73 per ADS. In May 2004, we affected a two-for-one stock split by way of a stock dividend for all our outstanding shares including H shares. The table below sets forth, for the periods indicated, the high and low closing prices of H shares on the Hong Kong Stock Exchange.

		Closing Price per H shares
		High	Low
		(HK$)	(HK$)

2009		6.71	4.19
2010		5.04	4.10
2011		4.65	3.02
2012		7.19	4.13
2013		9.64	6.21

2012	First Quarter	5.11	4.13
	Second Quarter	5.82	4.27
	Third Quarter	5.90	5.08
	Fourth Quarter	7.19	5.56

2013	First Quarter	8.54	6.83
	Second Quarter	9.64	6.78
	Third Quarter	8.5	7.13
	Fourth Quarter	8.74	6.87

2013	October	8.74	7.74
	November	8.3	7.26
	December	7.5	6.87

2014	January	7.61	7.01
	February	7.24	6.71
	March	7.48	6.21

As of March 31, 2014, there were 450 registered holders of H Shares.

ITEM 10	Additional Information

A.	Share capital

Not applicable.

B.	Memorandum and articles of association

The following is a brief summary of certain provisions of our Articles of Association, as amended, the Company Law and certain other applicable laws and regulations of the PRC. Such summary does not purport to be complete. For further information, you and your advisors should refer to the text of our Articles of Association, as amended, and to the texts of the applicable laws and regulations.

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

Dividends may only be distributed after allowance has been made for:

·	recovery of losses, if any;

·	allocations to the statutory surplus reserve fund; and

·	allocations to a discretionary surplus reserve fund.

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

Voting Rights and Shareholders’ Meetings

Our board of directors shall convene a shareholders’ annual general meeting once every year and within six months from the end of the preceding financial year. Our board shall convene an extraordinary general meeting within two months after the occurrence of any one of the following events:

·	where the number of directors is less than the number required by the PRC Company Law or two-thirds of the number specified in our Articles of Association;

·	where our unrecovered losses reach one-third of the total amount of our share capital;

·	where shareholder(s) holding 10% or more of our issued shares so request(s);

·	whenever our board deems necessary or our supervisory committee so requests; or

·	other circumstances as provided in the Articles of Association.

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

All shareholders’ meetings must be convened by our board by written notice given to shareholders not less than 45 days before the meeting. Based on the written replies received by us 20 days before a shareholders’ meeting, we shall calculate the number of voting shares represented by shareholders who have indicated that they intend to attend the meeting. When the number of voting shares represented by those shareholders amount to more than one-half of our total voting shares, we shall convene the shareholders’ general meeting. Otherwise, we shall, within five days before holding the shareholders’ general meeting, inform the shareholders again of the motions to be considered and the date and venue of the meeting by way of a public announcement. After the announcement is made, the shareholders’ meeting may be convened. The accidental omission by us to give notice of a meeting to, or the non-receipt of notice of a meeting by, a shareholder will not invalidate the proceedings at that shareholders’ meeting.

Shareholders at meetings have the power, among other things, to examine and approve our profit distribution plans and plans to recover losses, the annual budget, an increase or reduction of registered share capital, the reports of our board of directors and supervisory committee, the issuance of debentures, and the plans for merger, division, dissolution or liquidation; to elect or remove our directors and supervisors who are not elected as employees’ representatives; and to review and amend our Articles of Association. In addition, the rights of a class of shareholders may not be modified or abrogated, unless approved by a special resolution of shareholders at a general shareholders’ meeting and by a special resolution of shareholders of that class of shares at a separate meeting. Our Articles of Association enumerate, without limitation, certain amendments which would be deemed to be a modification or abrogation of the rights of a class of shareholders, including increasing or decreasing the number of shares of such class or the number of shares of a class with voting or distribution rights or privileges equal or superior to the shares of such class, removing or reducing rights to receive dividends in a particular currency, and creating shares with voting or distribution rights or privileges equal or superior to the shares of such class.

Each share is entitled to one vote on all such matters submitted to a vote of our shareholders at the shareholders’ general meetings, except for meetings of a special class of shareholders where only holders of shares of the affected class are entitled to vote on the basis of one vote per share of the affected class.

Shareholders are entitled to attend and vote at meetings either in person or by proxy. Proxies must be in writing and deposited at our legal address, or such other place as is specified in the meeting notice, not less than 24 hours before the start of the meeting at which the proxy proposes to vote or the time appointed for the passing of the relevant resolution(s). When the instrument appointing a proxy is executed by the shareholder’s attorney-in-fact, such proxy when deposited must be accompanied by a notary-certified copy of the relevant power of attorney or other authority under which the proxy was executed.

Except for those actions discussed below which require supermajority votes (“special resolutions”), resolutions of the shareholders are passed by a simple majority of the voting shares held by shareholders who are present in person or by proxy. Special resolutions must be passed by more than two-thirds of the voting shares held by shareholders who are present in person or by proxy.

The following decisions must be adopted by special resolution:

·	an increase or reduction of our registered share capital or the issuance of shares, including stock distributions, of any class, warrants and other similar securities;

·	issuance of debentures;

·	our division, merger, dissolution, liquidation and change of the legal form;

·	amendments to our Articles of Association;

·	acquisition or disposal of material assets or providing a guarantee in the amount exceeding 30% of our most recent audited total assets within one year;

·	adjustments to our profit distribution policy; and

·	any other matters our shareholders have resolved by way of an ordinary resolution at a general meeting to be of a nature which may have a material impact on us and should be adopted by special resolution.

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

Further Capital Call

Shareholders are not liable to make any further contribution to the share capital other than according to the terms, which were agreed to by the subscriber of the relevant shares at the time of subscription.

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

Reduction of Share Capital and Purchase by Us of Our Shares and General Mandate to Repurchase Shares

We may reduce our registered share capital only upon obtaining the approval of the shareholders by a special resolution and, in certain circumstances, of relevant PRC authorities. The number of H Shares which may be purchased is subject to the Hong Kong Takeovers and Share Repurchase Codes.

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

A controlling shareholder is defined by our Articles of Association as a shareholder whose capital contribution represents 50% or more of the total capital of our Company, or a shareholder whose shares represent 50% or more of the total issued share capital of our Company, or a shareholder whose capital contribution or shares are less than 50% but obtains significant voting rights to influence the result of the shareholder’s general meeting or the resolutions passed thereby.

Disclosure

The Listing Agreement imposes a requirement on us to keep the Hong Kong Stock Exchange, our shareholders and other holders of our listed securities informed as soon as reasonably practicable of any information relating to us and our subsidiaries, including information on any major new developments which are not public knowledge, which:

·	is necessary to enable them and the public to appraise the position of us and our subsidiaries;

·	is necessary to avoid the establishment of a false market in its securities; and

·	might be reasonably expected to materially affect market activity in and the price of its securities.

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

Currently, the primary sources of shareholder’s rights are our Articles of Association, as amended, the PRC Company Law and the Listing Rules of the Hong Kong Stock Exchange, which, among other things, impose certain standards of conduct, fairness and disclosure on us, our directors and our controlling shareholders. To facilitate the offering and listing of shares of PRC companies overseas, and to regulate the behavior of companies whose shares are listed overseas, the State Council Securities Committee and the State Commission for Restructuring the Economic System issued on August 27, 1994 the Mandatory Provisions for Articles of Association of Company Listing Overseas (the “Mandatory Provisions”). These Mandatory Provisions become entrenched in that, once they are incorporated into the Articles of Association of a PRC Company, any amendment to those provisions will only become effective after approval by the State-owned Assets Supervision and Administration Commission of the State Council. The Listing Rules require a number of additional provisions to the Mandatory Provisions to be included in the Articles of Association of PRC companies listing H Shares on the Hong Kong Stock Exchange (the “Additional Provisions”). The Mandatory Provisions and the Additional Provisions have been incorporated into our Articles of Association.

In addition, upon the listing of and for so long as the H Shares are listed on the Hong Kong Stock Exchange, we are subject to the relevant ordinances, rules and regulations applicable to companies listed on the Hong Kong Stock Exchange, including the Listing Rules of the Hong Kong Stock Exchange, the Securities (Disclosure of Interests) Ordinance (the “SDI Ordinance”), the Securities (Insider Dealing) Ordinance and the Hong Kong Codes on Takeovers and Mergers and Share Repurchases (the “Hong Kong Takeovers and Repurchase Codes”).

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

Our Articles of Association provide that all differences or claims:

·	between a holder of H Shares and us;

·	between a holder of H Shares and any of our directors, supervisors, general managers or other senior officers; or

·	between a holder of H Shares and a holder of domestic ordinary shares, arising from any provision of our Articles of Association, any right or obligation conferred or imposed by the Company Law or any other relevant law or administrative regulation which concerns our affairs

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

The holders of H Shares will not be able to bring actions on the basis of violations of the Listing Rules and must rely on the Hong Kong Stock Exchange to enforce its rules. The SDI Ordinance establishes certain obligations in relation to disclosure of shareholder’s interests in Hong Kong listed companies, the violation of which is subject to prosecution by the Securities and Futures Commission of Hong Kong. The Hong Kong Takeovers and Repurchase Codes do not have the force of law and are the only standards of commercial conduct considered acceptable for takeover and merger transactions and share repurchases in Hong Kong as established by the Securities and Futures Commission and the securities and futures industry in Hong Kong.

We have appointed CT Corporation System, New York, as our agent to receive service of process with respect to any action brought against us in certain courts in New York under the United States federal and New York State’s securities laws. However, as the PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts within the United States, the United Kingdom, Japan or most other of the Organization for Economic Cooperation and Development countries, administrative actions brought by regulatory authorities, such as the Commission, and other actions which result in foreign court judgments, could (assuming such actions are not required by PRC law and the Articles of Association to be arbitrated) only be enforced in the PRC on a reciprocal basis or according to relevant international treaties to which China is a party if such judgments or rulings do not violate the basic principles of the law of the PRC or the sovereignty, security and public interest of the society of the PRC, as determined by a People’s Court of the PRC which has the jurisdiction for recognition and enforcement of judgments. We have been advised by our PRC counsel, Haiwen & Partners, that there is uncertainty as to the enforceability in the PRC of actions to enforce judgments of United States courts arising out of or based on the ownership of H Shares or ADSs, including judgments arising out of or based on the civil liability provisions of United States federal or state securities laws.

Restrictions on Transferability and the Share Register

H Shares may be traded only among investors who are not PRC persons, and may not be sold to PRC investors. There are no restrictions on the ability of investors who are not PRC residents to hold H Shares.

As provided in the Articles of Associations we may refuse to register a transfer of H Shares listed on Hong Kong Stock Exchange unless:

·	a fee (for each instrument of transfer) of HK dollar 2.50, or any higher fee as agreed by the Hong Kong Stock Exchange, has been paid to us;

·	the instrument of transfer only involves H Shares;

·	the stamp duty chargeable on the instrument of transfer has been paid;

·	the relevant share certificate and upon the reasonable request of the board of directors, any evidence in relation to the right of the transferor to transfer the shares have been submitted;

·	if it is intended to transfer the shares to joint owners, then the maximum number of joint owners must not exceed four;

·	we do not have any lien on the relevant shares.

We are required to maintain an original share register for holders of H Shares in Hong Kong and a copy of the register at our legal address. Shareholders have the right to inspect and, for a reasonable charge, to copy the share register. No transfers of ordinary shares shall be recorded in our share register within 20 days prior to the date of a shareholders’ general meeting or within 5 days prior to the record date established for the purpose of distributing a dividend.

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

D. Exchange controls

The existing foreign exchange regulations have significantly reduced government foreign exchange controls for transactions under the current account, including trade and service related foreign exchange transactions and payment of dividends. We may undertake current account foreign exchange transactions without prior approval from the State Administration of Foreign Exchange or its local branch offices. The PRC Government has stated publicly that it intends to make the Renminbi freely convertible in the future. However, we cannot predict whether the PRC Government will continue its existing foreign exchange policy and when the PRC Government will allow free conversion of Renminbi to foreign currency.

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

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the PBOC. On July 21, 2005, the PRC government introduced a floating exchange rate system to allow the value of Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of foreign currencies. Renminbi appreciated by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. On June 19, 2010, the PBOC decided to further promote the reform of the Renminbi exchange rate formation mechanism, and improve the flexibility of the Renminbi exchange rate. Since June 2010, Renminbi has regained steady appreciation against the U.S. dollar, which was reversed by slight depreciation of the Renminbi against the U.S. dollar at the turn to and early 2014. On March 15, 2014, the PBOC announced to further widen the Remninbi’s daily trading band against the U.S. dollar from 1% to 2% on either side of the daily reference rate, allowing for greater fluctuations of the exchange rate. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. There remains significant international pressure on the PRC Government to further liberalize its currency policy, which could result in further fluctuations in the value of the Renminbi against the U.S. dollar. However, there is no assurance that there will not be a devaluation of Renminbi in the future. If there is such a devaluation, our debt servicing cost will increase and the return to our overseas investors may decrease.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated:

		Noon Buying Rate
Period		End	Average(1)	High	Low
		(RMB per US$1.00)
2009		6.8259	6.8298	6.8180	6.8395
2010		6.6000	6.7696	6.6000	6.8330
2011		6.2939	6.4475	6.2939	6.6364
2012		6.2301	6.2990	6.2221	6.3879
2013		6.0537	6.1412	6.0537	6.2438
	October	6.0943	6.1032	6.0815	6.1209
	November	6.0922	6.0929	6.0903	6.0993
	December	6.0537	6.0738	6.0537	6.0927
2014	January	6.0590	6.0509	6.0402	6.0600
	February	6.1448	6.0816	6.0591	6.1448
	March	6.2164	6.1729	6.1183	6.2273
	April (through April 11, 2014)	6.2111	6.2073	6.1966	6.2123

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

The following is a summary of (i) certain tax consequences from acquiring, owning and disposing of the H Shares and ADSs based on tax laws of the PRC, the United States and the Income Tax Treaty between the PRC and the United States (the “Tax Treaty”) as in effect on the date of this annual report, and is subject to changes in PRC or United States law, including changes that could have retroactive effect, and (ii) the principal PRC taxes to which we are subject. The following summary does not take into account or discuss the tax laws of any countries or regions other than the PRC and the United States, nor does it take into account the individual circumstances of an investor. This summary does not purport to be a complete technical analysis or examination of all potential tax effects relevant to an investment in the H Shares or ADSs and current and prospective investors in all jurisdictions of the H Shares or ADSs are advised to consult their tax advisors as to PRC, United States or other tax consequences of the purchase, ownership and disposition of the H Shares or ADSs. This summary also does not purport to be a complete technical analysis or examination of all potential PRC taxes that may be levied upon us.

PRC tax considerations

Tax on dividends

Individual investors

According to the current PRC tax regulations, dividends paid by PRC companies to individual investors are ordinarily subject to a PRC withholding tax levied at a flat rate of 20%. For a foreign individual who has no domicile or does not stay in the territory of China or who has no domicile but has stayed in the territory of China for less than one year, the receipt of dividends from a company in China is normally subject to a withholding tax of 20% unless reduced or exempted by applicable laws and tax treaties.

Enterprises

In accordance with the New Enterprise Income Tax Law that became effective on January 1, 2008, dividends derived from the revenues accumulated from January 1, 2008 and paid by PRC companies to non-resident enterprises are generally subject to a PRC withholding tax levied at a rate of 10% unless exempted or reduced pursuant to an applicable double-taxation treaty or other exemptions. Dividends paid by PRC companies to resident enterprises, including enterprises established under the laws of non-PRC jurisdictions but whose “de facto management body” is located in the PRC, are not subject to any PRC withholding tax, unless the dividends are derived from the publicly traded shares which have not been held continuously by the resident enterprises for twelve months. According to the Notice on the Issues Concerning Withholding the Enterprise Income Tax on the Dividends Paid by Chinese Resident Enterprise to H Share Holders Which Are Overseas Non-resident Enterprises issued by the State Administration of Taxation on November 6, 2008, Chinese resident enterprises are required to withhold PRC enterprise income tax at the rate of 10% on dividends paid for 2008 and later years payable to their respective H Shares holders who are non-resident enterprises.

Capital gains tax on sales of shares

In accordance with the New Enterprise Income Tax Law, capital gains realized by foreign enterprises which are non-resident enterprises in China upon the sale of overseas shares are generally subject to a PRC withholding tax levied at a rate of 10%, unless exempted or reduced pursuant to an applicable double-taxation treaty or other exemptions. The capital gains realized by resident enterprises, including enterprises established under the laws of non-PRC jurisdictions but whose “de facto management body” is located in the PRC, upon the sales of overseas shares are subject to the PRC corporate income tax.

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

Stamp tax

Under the Provisional Regulations of The People’s Republic of China Concerning Stamp Tax, which became effective in October 1988, PRC stamp tax should not be imposed on the transfer of H Shares or ADSs of PRC publicly traded companies.

Taxation of the Company

Income tax

Prior to January 1, 2008, according to the relevant income tax law, foreign invested enterprises were, in general, subject to a statutory income tax of 33% (30% enterprise income tax and 3% local income tax). If these enterprises are located in certain specified locations or cities, or are specifically approved by the State Administration of Taxation, a lower tax rate would be applied. Effective from January 1, 1999, in accordance with the practice notes on the PRC income tax laws applicable to foreign invested enterprises investing in energy and transportation infrastructure businesses, a reduced enterprise income tax rate of 15% (after the approval of State Administration of Taxation) was applicable across the country. We applied this rule to all of our wholly owned operating power plants after obtaining the approval of the State Administration of Taxation. In addition, certain power plants were exempted from the enterprise income tax for two years starting from the first profit-making year, after offsetting all tax losses carried forward from the previous years (at most of five years), followed by a 50% reduction of the applicable tax rate for the next three years. The statutory income tax was assessed individually based on each of their results of operations.

On March 16, 2007, the Enterprise Income Tax Law of PRC, or the New Enterprise Income Tax Law, was enacted, and became effective on January 1, 2008. The New Enterprise Income Tax Law imposes a uniform income tax rate of 25% for domestic enterprises and foreign invested enterprises. Therefore, our power plants that were subject to a 33% income tax rate prior to January 1, 2008 are subject to a lower tax rate of 25% starting on January 1, 2008. With regard to our power plants entitled to a reduced enterprise income tax rate of 15% prior to January 1, 2008, their effective tax rate is being gradually increased to 25% within a five-year transition period commencing on January 1, 2008. Accordingly, the effective tax rate of our wholly owned power plants will increase over time. In addition, although our power plants entitled to tax exemption and reduction under the income tax laws and regulations that are effective prior to the New Enterprise Income Tax Law will continue to enjoy such preferential treatments until the expiration of the same, newly established power plants will not be able to benefit from such tax incentives, unless they can satisfy specific qualifications, if any, provided by then effective laws and regulations on preferential tax treatment.

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

In addition, effective from August 1, 2012, according to the relevant regulations of Ministry of Finance of PRC and State Administration of Taxation, eight pilot regions including Shanghai, Beijing, Tianjin, Jiangsu Province, Anhui Province, Zhejiang Province, Fujian Province, Hubei Province and Guangdong Province have been under the pilot program for the transformation from Business Tax to VAT since January 1, 2012 and all other regions have been since August 1, 2013 for specified industry. The applicable tax rate of VAT for the Company and its subsidiaries in respect of the lease of tangible movable have been properties, transportation industry and other modern services industries are 17%, 11% and 6%, respectively.

United States federal income tax considerations

The following discussion is a summary of United States federal income tax considerations relating to the acquisition, ownership and disposition of our H shares or ADSs by a U.S. Holder (as defined below). This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. This discussion does not address all aspects of United States federal income taxation which may be important to particular investors in light of their individual investment circumstances, such as investors subject to special tax rules including: financial institutions, insurance companies, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, regulated investment companies, real estate investment trusts, tax-exempt organizations (including private foundations), investors who are not U.S. Holders, investors who own (directly, indirectly, or constructively) 10% or more of the voting power or value of our stock, investors that hold H shares or ADSs as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any state, local, non-United States, or alternative minimum tax considerations or the Medicare tax. This discussion only addresses investors that hold their H shares or ADSs as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). U.S. Holders are urged to consult their tax advisors regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in H shares or ADSs.

For purposes of this summary, a U.S. Holder is a beneficial owner of H shares or ADSs that is, for United States federal income tax purposes:

·	an individual who is a citizen or resident of the United States;

·	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in or organized under the laws of the United States or any State thereof or the District of Columbia;

·	an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source; or

·	a trust (a) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (b) a trust that has otherwise elected to be treated as a United States person under the Code.

If a partnership (including any entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of H shares or ADSs, the tax treatment of a partner in such partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our H shares or ADSs are urged to consult their tax advisors regarding the United States federal income tax consequences applicable to them of an investment in H shares or ADSs.

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

We do not believe that we were classified as a PFIC for the taxable year ending 2013. The determination of whether we will be or become a PFIC will depend, in part, upon the composition of our income and our assets (which are subject to change from year to year) and the value of our H shares or ADSs (of which we cannot control). Although we do not expect that our business plans will change in a manner that will affect our PFIC status, no assurance can be given in this regard. Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance may be given with respect to our PFIC status for any taxable year.

The discussion below under “Dividends” and “Sale or Other Disposition” of H shares or ADSs assumes that we will not be classified as a PFIC for United States federal income tax purposes. See the discussion below under the heading “Passive Foreign Investment Company Rules” for a brief summary of the PFIC rules.

Dividends

The gross amount of any cash distributions (including the amount of any tax withheld) paid on our H shares or ADSs out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will be subject to tax as dividend income on the day actually or constructively received by a U.S. Holder, in the case of H shares, or by the depositary bank, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be reported as a “dividend” for United States federal income tax purposes. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met.

A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. There is currently a tax treaty in effect between the United States and the People’s Republic of China (the “U.S.-PRC Treaty”) which the Secretary of Treasury of the United States determined is satisfactory for these purposes and we believe that we are eligible for the benefits of such treaty. Additionally, our ADSs trade on the New York Stock Exchange, an established securities market in the United States. While we presently believe that we are a qualified foreign corporation for purposes of the reduced treaty rate, there can be no assurance that the dividends we pay on our H shares or ADSs will meet the conditions required for the reduced tax rate in the current taxable year or future taxable years. Dividends received on H shares or ADSs will not be eligible for the dividends received deduction allowed to corporations. U.S. Holders are urged to consult their tax advisors regarding the rate of tax that will apply to them with respect to dividends (if any) received from U.S.

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

Dividends received on H shares or ADSs will generally be treated, for United States foreign tax credit purposes, as foreign source income and generally will constitute passive category income. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any non-United States withholding taxes imposed on dividends received on H shares or ADSs. U.S. Holders who do not elect to claim a foreign tax credit for foreign income tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which the U.S. Holder elects to do so for all creditable foreign income taxes. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of H shares or ADSs

A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of H shares or ADSs in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such H shares or ADSs. Any capital gain or loss will be long-term if the H shares or ADSs have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. If any PRC tax were to be imposed on any gain from the disposition of H shares or ADSs between U.S. Holder that is eligible for the benefits of the U.S.PRC Treaty may elect to treat the gain as non-United States source gain or loss. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax credit purposes if a non-U.S. withholding tax is imposed on a disposition of our H shares or ADSs, including the availability of the foreign tax credit under their particular circumstances.

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

Backup Withholding and Information Reporting

U.S. Holders may be subject to information reporting to the United States Internal Revenue Service with respect to dividends on and proceeds from the sale or other disposition of our H shares or ADSs. Dividend payments with respect to our H shares or ADSs and proceeds from the sale or other disposition of H shares or ADSs are not generally subject to United States backup withholding (provided certain certification requirements are satisfied). U.S. Holders are urged to consult their tax advisors regarding the application of the United States information reporting and backup rules to their particular circumstances.

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

We are subject to the information reporting requirements of the Securities Exchange Act of 1934 (the “Exchange Act”) and, in accordance with the Act, file certain reports and other information with the SEC. You may read and copy any report, statement or other information filed by us at the SEC’s public reference rooms in Washington, D.C., New York and Chicago, Illinois. Please call the SEC at 1-800-0330 for further information on the public reference rooms. Our reports and other information filed with the SEC are also available to the public from commercial document retrieval services and the website maintained by the SEC at http://www.sec.gov.

I.	Subsidiary information

Not applicable.

ITEM 11	Quantitative and Qualitative Disclosures About Market Risk

Our primary market risk exposures are fluctuations of fuel prices, foreign exchange rates and interest rates.

Equity price risk

The available-for-sale financial assets and trading securities of the Company and its subsidiaries are exposed to equity security price risk. The trading securities were disposed of in 2013.

Detailed information relating to the available-for-sale financial assets is disclosed in Note 10 to the financial statements. The Company has a supervisor in the supervisory committee of the investee and exercises influence in safeguarding its interest. The Company also closely monitors the pricing trends in the open market in determining its long-term strategic stakeholding decisions.

The Company and its subsidiaries are exposed to fuel price risk on fuel purchases. In particular, SinoSing Power and its subsidiaries use fuel oil swap to hedge against such a risk and designate them as cash flow hedges. Please refer to Note 13 to the financial statements for details.

Foreign exchange rate risk

A portion of our Renminbi revenues are converted into other currencies to (i) repay our debts denominated in currencies other than RMB, and (ii) pay for imported equipment.

The exchange rate of Renminbi to foreign currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the PBOC. On July 21, 2005, the PRC government introduced a floating exchange rate system to allow the value of Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of foreign currencies. Renminbi appreciated by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. On June 19, 2010, the PBOC decided to further promote the reform of the Renminbi exchange rate formation mechanism, and improve the flexibility of the Renminbi exchange rate. Since June 2010, the Renminbi has regained steady appreciation against the U.S. dollar, which was reversed by a slight depreciation of Renminbi against the U.S. dollar at the turn to and early 2014. On March 15, 2014, the PBOC announced to further widen the Remninbi’s daily trading band against the U.S. dollar from 1% to 2% on either side of the daily reference rate, allowing for greater fluctuations of the exchange rate. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. There remains significant international pressure on the PRC Government to further liberalize its currency policy. We cannot assure you that any future movements in the exchange rate of the Renminbi against the U.S. dollar and other currencies will not adversely affect our results of operations and financial conditions.

SinoSing Power and its subsidiaries are exposed to foreign exchange risk on fuel purchases that is denominated primarily in U.S. dollars. They use forward exchange contracts to hedge almost all of their estimated foreign exchange exposure in respect of forecast fuel purchases over the following three months. The Company and its subsidiaries account for their forward foreign currency contracts as cash flow hedges.

The following table provides information, by maturity date, regarding our foreign currency sensitive financial instruments, which consist of bank balances and cash, short-term and long-term debt obligations, capital commitments and forward exchange contracts as of December 31, 2013 and average interest rates for the year ended December 31, 2013.

(RMB expressed in millions, except interest rate and exchange rate)

	As of December 31, 2013
	Expected Maturity Date						Total Carrying Amount	Fair Value
	2014	2015	2016	2017	2018	Thereafter
On-balance sheet financial instruments
Bank balances and cash:
In U.S.Dollar	543	-	-	-	-	-	543	543
In Japanese Yen	0.0150	-	-	-	-	-	0.0150	0.0150
In Hong Kong Dollar	-	-	-	-	-	-	-	-

Debts
Fixed rate bank loans
(U.S. Dollar)	32	16	-	-	-	-	48	47
Average interest rate	6.360	6.360	-	-	-	-	-	-

Fixed rate bank loans(Euro)	78	78	78	78	72	182	566	417
Average interest rate	2.089	2.093	2.100	2.111	2.127	2.127	-	-

Variable rate bank and other loans
(U.S. Dollar)	423	404	384	384	384	1,730	3,709	3,709
Average interest rate	1.734	1.740	1.740	1.740	1.740	1.740	-	-

Gas purchase commitments (U.S. Dollar)	1,759	1,103	1,103	1,103	1,103	6,885	13,056	13,056

Forward exchange contracts (Receive US$/Pay S$)	Notional Amount Expected Maturity Date						Total Notional Amount	Fair Value
	2014	2015	2016	2017	2018	Thereafter
Contract amount	2,431	299	82	-	-	-	2,812	34
Average Contractual Exchange Rate	1.25	1.25	1.25	N/A	N/A	N/A	N/A	N/A

Note:

(1)	The interest rates for variable rate bank and other loans are calculated based on the individual year beginning indices.

The outstanding balance of the Company’s loans denominated in foreign currencies has changed continually as a result of repayments of the loans by the Company according to agreed-upon repayment schedules. The loans denominated in U.S. dollars decreased from RMB4.36 billion as of December 31, 2012 to RMB3.77 billion as of December 31, 2013. The loans denominated in Euros decreased from RMB637 million as of December 31, 2012 to RMB566 million as of December 31, 2013.

Interest rate risk

We are exposed to interest rate risk primarily resulting from fluctuations in interest rates on our debts. Upward fluctuations in interest rates increase the cost of new variable rate debts and the interest cost of outstanding floating rate borrowings.

At present, the interest rate of the Company’s loans denominated in RMB is subject to the change of the benchmark interest rate published and adjusted by the PBOC. Different interest rate levels correspond to loans with different terms. New loan contracts entered into hereafter will be subject to current benchmark interest rates. A portion of the Company’s loans denominated in foreign currency are fixed rate loans, which are not subject to the changes in market interest rates. Due to the loans borrowed in relation to the acquisition of SinoSing Power, the portion of the loans denominated in foreign currency with floating interest rates increased, which subjects the finance cost of the Company to the fluctuation of market interest rates. In 2009, the Company entered into a floating-to-fixed interest rate swap agreement to hedge against the cash flow interest rate risk of part of the loan. According to the interest rate swap agreement, the Company agrees with the counterparty to settle the difference between fixed contract rates and floating rate interest amounts calculated by reference to the agreed notional amounts quarterly until 2019. The notional amount of the outstanding interest rate swap at December 31, 2013 was US$304 million.

In 2009, Tuas Power completed its refinancing, through which all of its outstanding loans denominated in U.S. dollars were refinanced through loans denominated in Singapore dollars, matching the functional currency of its operation. The loans borrowed by Tuas Power were denominated in Singapore dollars, and the majority of them are with floating interest rates, which subjects the finance cost of the Company to the fluctuation of market interest rates. In 2012 and 2013, TPG also entered into a number of floating-to-fixed interest rate swap agreements to hedge against the cash flow interest rate risk of the loan. According to these interest rate swap agreements, TPG agrees with the counterparty to settle the difference between fixed contract rates and floating rate interest amounts calculated by reference to the agreed notional amount semi-annually until 2020. The notional amount of the outstanding interest rate swap at December 31, 2013 was S$1,482 million.

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

(RMB expressed in millions, except interest rates)

	As of December 31, 2013
	Expected Maturity Date						Total Carrying Amount	Fair Value
	2014	2015	2016	2017	2018	Thereafter
Debts
Fixed rate shareholder’s, bank and other loans	49,906	6,799	4,138	4,129	4,690	19,815	89,477	89,161
Average interest rate	5.871	5.901	5.977	5.996	6.003	5.996	-	-

Variable rate bank and other loans	828	878	4,474	1,135	851	13,605	21,771	21,771
Average interest rate	1.909	1.914	1.917	1.921	1.926	1.740	-	-

Short-term bonds	15,135	-	-	-	-	-	15,135	15,135
Average interest rate	5.32	-	-	-	-	-	-	-

Long-term bonds	5,678	4,998	11,473	3,297	3,972	-	29,418	29,275
Average interest rate	4.673	5.540	5.460	6.170	5.42	-	-	-

	As of December 31, 2013
	Notional Amount Expected Maturity Date						Total Carrying Amount	Fair Value
	2014	2015	2016	2017	2018	Thereafter
Debts
Interest Rate Derivatives (US$)
Variable to Fixed	195	195	195	195	195	878	1,853	116
Average receive rate	1.40%	1.70%	2.70%	3.90%	4.70%	5.20%	—	—
Average pay rate	4.4%	4.4%	4.4%	4.4%	4.4%	4.4%	—	—

Interest Rate Derivatives (S$)
Variable to Fixed	383	383	383	383	383	5,177	7,092	265
Average receive rate	0.26%	0.34%	0.56%	0.91%	1.32%	1.80%	—	—
Average pay rate	2.452%	2.452%	2.452%	2.452%	2.452%	2.452%	—	—

Note:

(1)	The interest rates for variable rate bank and other loans are calculated based on the individual year beginning indices.

As of December 31, 2013, the Company’s floating rate loans denominated in foreign currency amounted to RMB17,370million, accounting for approximately 96.59% of the total foreign loans, most of which was denominated in U.S. dollars, and the average credit spread is 99 bps. In addition, SinoSing Power’s loans denominated in Singapore dollars are floating rate loans and amounted to RMB13,629 million as of December 31, 2013. The interest rates of the loans denominated in U.S. dollars and Singapore dollars are relatively low at the current market condition and it is not expected that a significant fluctuation would occur within the foreseeable period, thus it is not expected to cause any material adverse effect on the finance cost of the Company. The Company has paid special attention to the trend of the international interest rate market by keeping up with the market conditions and predicting the future trend, and has made efforts to explore the feasibility of risk management by application of derivative financial instruments. The Company expects to implement the relevant plan according to its internal approval procedures and use interest rate swaps and other derivative financial instruments to control its interest rate risk upon appropriate time.

Commodity price risk

We are exposed to fuel price risk on fuel purchases. SinoSing Power and its subsidiaries use fuel oil swap to hedge against such risk. The table below provides information about the fuel swap contracts that are sensitive to changes in fuel prices, including contract volumes, the weighted average contract prices, and the total contract amount by expected maturity dates.

(RMB expressed in millions, except interest rates and exchange rates)

	As of December 31, 2013
	Expected Maturity Date						Total	Fair Value
	2014	2015	2016	2017	2018	Thereafter
Fuel swap contracts
Contract Volumes (MT)	710,410	148,890	29,855	-	-	-	889,155	N/A
Weighted Average Price (US$/MT)	603.99	598.95	591.78	N/A	N/A	N/A	N/A	N/A
Contract Amount (RMB million)	2,616	544	108	-	-	-	3,268	32

For other detailed information of the market risk, please refer to the Note 3(a)(i) to the “Financial Statements”.

ITEM 12	Description of Securities Other than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Depositary Fees and Charges

Under the terms of the Deposit Agreement for Huaneng Power International, Inc.’s American Depositary Shares (ADSs), an ADS holder may have to pay the following services fees to the Depositary:

Services	Fees

Issuance of ADSs	$5.00 (or less) per 100 ADSs (or portion of 100 ADSs) issued

Cancellation of ADSs	$5.00 (or less) per 100 ADSs (or portion of 100 ADSs) canceled

Distribution of cash dividends or other cash distributions	$2.00 (or less) per 100 ADSs (or portion of 100 ADSs) held

Distribution of ADSs pursuant to stock dividends, free stock distributions or exercises of rights	$5.00 (or less) per 100 ADSs (or portion of 100 ADSs) held

Distribution of securities other than ADSs or rights to purchase additional ADSs	$5.00 (or less) per 100 ADSs (or portion of 100 ADSs) held

An ADS holder will also be responsible to pay certain fees and expenses incurred by the Depositary and certain taxes and governmental charges such as:

·	taxes and other governmental charges;

·	such registration fees as may from time to time be in effect for the registration of transfers of H Shares generally on the H Share register of the Company or Foreign Registrar and applicable to transfers of H Shares to the name of the Depositary or its nominee or the Custodian or its nominee on the making of deposits or withdrawals;

·	such cable, telex and facsimile transmission expenses as are expressly provided in the Deposit Agreement;

·	such expenses as are incurred by the Depositary in the conversion of foreign currency; and

·	any other charge payable by the Depositary, any of the Depositary’s agents, including the Custodian, or the agents of the Depositary’s agents in connection with the servicing of H Shares or other Deposited Securities.

Depositary Payments for the Year 2013

In 2013, we received the payment of US$68,841 (inclusive of withholding tax) from the Bank of New York Mellon, the Depositary for our ADR program, for the reimbursement of our expenses related to investors’ relation activities, respectively.

PART II

ITEM 13	Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

ITEM 15	Controls and Procedures

Disclosure Controls and Procedures

Our management, with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of December 31, 2013 (the “Evaluation Date”), the end of the fiscal year covered by this annual report. Based on this evaluation, our principal executive officer and principal financial officer have concluded that, as of the Evaluation Date, our disclosure controls and procedures were effective.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in the Exchange Act Rules 13a-15(f) and 15d-15(f). The Company conducted an evaluation of the effectiveness of the design and implementation of our internal control over financial reporting based upon the framework in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this annual report. The evaluation is conducted under the supervision and with the participation of our management including the chairman of the board, or principal executive officer, and the chief accountant, or principal financial officer, of the Company. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2013. The effectiveness of the Company’s internal control over financial reporting as of December 31, 2013 has been audited by KPMG, an independent registered public accounting firm, as stated in their report which appears herein.

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

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Huaneng Power International, Inc.:

We have audited Huaneng Power International, Inc.’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The management of Huaneng Power International, Inc. is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the internal control over financial reporting of Huaneng Power International, Inc. based on our audit.

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

In our opinion, Huaneng Power International, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework (1992) issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Huaneng Power International, Inc. and its subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for the years then ended, and our report dated March 18, 2014 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG

Hong Kong, China

March 18, 2014

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2013, there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16	Reserved

ITEM 16A	Audit Committee Financial Expert

The Board of Directors has determined that Mr. Wu Liansheng and Mr. Qi Yudong qualify as Audit Committee Financial Experts in accordance with the terms of Item 16A of Form 20-F. Mr. Wu Liansheng and Mr. Qi Yudong were respectively appointed as our independent non-executive directors on May 17, 2011. See “Item 6 Directors, Senior Management and Employees – A. Directors, members of the supervisory committee and senior management”.

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

KPMG has served as our independent registered public accounting firm for the fiscal years ended December 31, 2013 and 2012, for which audited consolidated financial statements appear in this annual report on Form 20-F.

The following table shows information about fees payable by us to KPMG in 2012 and 2013, respectively.

	For the Year Ended December 31,
(RMB million)	2013	2012

Audit fees	25.3	20.0
Audit-related fees	0.4	0.1
Tax fees	0.4	0.3
Total	26.1	20.4

Audit Services are defined as the standard audit work that needs to be performed each year in order to issue an opinion on the consolidated financial statements and internal control over financial reporting of the Company and its subsidiaries. It also includes other audit services, which are those services that only the external auditors reasonably can provide, such as reviews of quarterly financial results.

Audit-related Services include those other assurances and related services provided by auditors, but not restricted to those that can only reasonably be provided by the external auditors signing the auditors’ report, that are reasonably related to the performance of the audit or review of the Company’s financial statements, such as acquisition due diligence, consultations concerning financial accounting and reporting standards. The increase of audit-related fees was mainly due to the service fee related to the issuance of comfort letter by KPMG in regard to the Company’s bond issuing in Hong Kong.

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

Audit Committee Pre-approval Policies and Procedures

The Audit Committee of the Company’s Board of Directors is responsible, among other things, for the oversight of the external auditors subject to the requirements of the PRC Law and the Company’s Articles of Association. The Audit Committee has adopted a policy regarding pre-approval of audit and permissible non-audit services to be provided by our independent auditors (the “Policy”). Under the Policy, proposed services either (i) may be pre-approved by the Audit Committee without consideration of specific case-by-case services (“general pre-approval”); or (ii) require the specific pre-approval of the Audit Committee (“specific pre-approval”). General pre-approval applies to services of recurring and predictable nature. These types of services, once approved by the Audit Committee in the beginning, will not require further approval in the future, except when actual fees and expenses exceed pre-approved budget levels. In such a case, the Audit Committee may authorize one of its members to approve budget increases subject to the requirement that such member provide a report on his decision to approve or deny an application for budget increases to the Audit Committee at an Audit Committee meeting held immediately after such member grants or denies the approval.

Specific pre-approval applies to all other services. These services must be approved by the Audit Committee on a case-by-case basis after an application including proposed budget and scope of services to be provided by our independent auditors is submitted to the Audit Committee.

For 2013, all of the services provided by KPMG were pre-approved by the Audit Committee.

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

No director qualifies as “independent” unless the board of directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). In addition, a director must meet certain standards to be deemed independent. For example, a director is not independent if the director is, or has been within the last three years, an employee of the listed company, or an immediate family member is, or has been within the last three years, an executive officer of the listed company, or if the director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than US$120,000 in direct compensation from the listed company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service).

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

The written charter must also specify the duties and responsibilities of the audit committee, which, at a minimum, must include those set out in Rules 10A-3(b)(2), (3), (4) and (5) of the Exchange Act, as well as other duties and responsibilities, such as to obtain and review a report by the independent auditor at least annually, meet to review and discuss the listed company’s annual audited financial statements and quarterly financial statements with management and independent auditor.

Each listed company must have an internal audit department.	China has a similar regulatory provision, and the Company has an internal audit department.

Shareholder approval of equity compensation plan

Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, except for, among others, plans that are made available to shareholders generally, such as typical dividend reinvestment plan, certain awards and plans in the context of mergers and acquisitions.	The relevant regulations of China require the board of directors to propose plans on the amount and types of director compensation for the shareholders’ meeting to approve. The compensation plan of executive officers is subject to approval by the board and announced at the shareholders’ meeting and disclosed to the public upon the approval of the board of directors.

Corporate governance guidelines

Listed companies must adopt and disclose corporate governance guidelines, involving director qualification standards, director responsibilities, director compensation, director continuing education, annual performance evaluation of the board of directors, etc.	CSRC has issued the Corporate Governance Rules, with which the Company has complied.

Code of ethics for directors, officers and employees

Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. Each code of business conduct and ethics must require that any waiver of the code for executive officers or directors may be made only by the board or a board committee.	China does not have such requirement for a code for ethics. But, the directors and officers must perform their legal responsibilities in accordance with the Company Law of PRC, relative requirements of CSRC and Mandatory Provisions to the Charter of Companies Listed Overseas.

Each listed company’s CEO must certify to the NYSE each year that he or she is not aware of any violation by the listed company of NYSE corporate governance listing standards and he or she must promptly notify the NYSE in writing of any non-compliance with any applicable provisions of Section 303A.	No similar requirements.

ITEM 16H	Mine Safety Disclosure

Not applicable.

ITEM 17	Financial Statements

Not applicable.

ITEM 18	Financial Statements

See page F-1 through F-114 following Item 19.

ITEM 19	Exhibits

1.1	Articles of Association amended and adopted by the Shareholders’ meeting on March 12, 2013.

8	A list of subsidiaries.

12.1	Certifications of Principal Executive Officer pursuant to Rule 13a-14(a) promulgated under the U.S. Securities Exchange Act of 1934.

12.2	Certifications of Principal Financial Officer pursuant to Rule 13a-14(a) promulgated under the U.S. Securities Exchange Act of 1934.

13.1	Certification pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

THIS PAGE IS INTENTIONALLY LEFT BLANK

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Huaneng Power International, Inc.:

We have audited the accompanying consolidated balance sheets of Huaneng Power International, Inc. and its subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Huaneng Power International, Inc. and its subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the internal control over financial reporting of Huaneng Power International, Inc. as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 18, 2014 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG

Hong Kong, China
March 18, 2014

To the shareholders of Huaneng Power International, Inc.

In our opinion, the consolidated statements of comprehensive income, changes in equity and cash flows for the year ended December 31, 2011 present fairly, in all material respects, the results of operations and cash flows of Huaneng Power International, Inc. (the "Company") and its subsidiaries for the year ended December 31, 2011 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

By:	/s/ PricewaterhouseCoopers

PricewaterhouseCoopers
Hong Kong
March 20, 2012

PricewaterhouseCoopers, 22/F, Prince’s Building, Central, Hong Kong

T: +852 2289 8888, F:+852 2810 9888, www.pwchk.com

Huaneng Power International, Inc.

Consolidated Statements of Comprehensive Income/(loss)

For the years ended December 31, 2013, 2012 and 2011

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB except per share data)

		For the Year Ended December 31,
	Note	2013	2012	2011
		RMB	RMB	RMB

Operating revenue	5	133,832,875	133,966,659	133,420,769
Tax and levies on operations		(1,043,855)	(672,040)	(484,019)

Operating expenses
Fuel	6	(73,807,817)	(82,355,449)	(90,546,192)
Maintenance		(3,856,975)	(2,846,521)	(2,528,850)
Depreciation		(11,293,522)	(11,032,748)	(11,866,705)
Labor		(5,762,884)	(5,112,484)	(4,621,667)
Service fees on transmission and transformer facilities of HIPDC	35(b)	(140,771)	(140,771)	(140,771)
Purchase of electricity		(4,955,603)	(7,101,878)	(8,613,264)
Others	6	(8,860,409)	(7,747,828)	(5,871,699)

Total operating expenses		(108,677,981)	(116,337,679)	(124,189,148)

Profit from operations		24,111,039	16,956,940	8,747,602

Interest income		170,723	175,402	166,183
Financial expenses, net
Interest expense	6	(7,787,472)	(8,897,097)	(7,736,186)
Exchange gain/ (loss) and bank charges, net		94,109	(166,778)	76,474

Total financial expenses, net		(7,693,363)	(9,063,875)	(7,659,712)
Share of profits of associates and joint ventures		615,083	622,358	703,561
Loss on fair value changes of financial assets/liabilities		(5,701)	(1,171)	(727)
Other investment income		224,908	187,131	93,460

Profit before income tax expense	6	17,422,689	8,876,785	2,050,367
Income tax expense	32	(4,522,671)	(2,510,370)	(868,927)

Net profit		12,900,018	6,366,415	1,181,440

The accompanying notes are an integral part of these financial statements.

Huaneng Power International, Inc.

Consolidated Statements of Comprehensive Income/(loss) (continued)

For the years ended December 31, 2013, 2012 and 2011

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB, except per share data)

		For the Year Ended December 31,
	Note	2013	2012	2011
		RMB	RMB	RMB

Other comprehensive (loss)/income net of tax
Items that may be reclassified subsequently to profit or loss:
Fair value changes of available-for-sale financial asset		(106,244)	98,516	(233,738)
Shares of other comprehensive (loss)/income of investees accounted for under the equity method		(35,481)	30,070	(44,928)
Effective portion of cash flow hedges		417,891	(325,375)	(409,377)
Translation differences of the financial statements of foreign operations		(782,063)	536,231	(665,745)

Other comprehensive (loss)/income, net of tax		(505,897)	339,442	(1,353,788)

Total comprehensive income/(loss)		12,394,121	6,705,857	(172,348)

Net profit attributable to:
- Equity holders of the Company		10,426,024	5,512,454	1,180,512
- Non-controlling interests		2,473,994	853,961	928

		12,900,018	6,366,415	1,181,440

Total comprehensive income/(loss) attributable to:
- Equity holders of the Company		9,920,884	5,850,701	(171,909)
- Non-controlling interests		2,473,237	855,156	(439)

		12,394,121	6,705,857	(172,348)
Earnings per share attributable to the equity holders of the Company (expressed in RMB per share)
- Basic and diluted	33	0.74	0.39	0.08

Dividends paid	22	2,951,631	702,867	2,807,084
Proposed dividend	22	5,341,046	2,951,631	702,769
Proposed dividend per share (expressed in RMB per share)	22	0.38	0.21	0.05

The accompanying notes are an integral part of these financial statements.

Huaneng Power International, Inc.

Consolidated Balance Sheets

As at December 31, 2013 and 2012

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB)

		As at December 31,
	Note	2013	2012
		RMB	RMB

ASSETS
Non-current assets
Property, plant and equipment	7	181,415,181	177,013,627
Investments in associates and joint ventures	8	16,678,694	14,596,771
Available-for-sale financial assets	10	3,111,164	3,052,822
Land use rights	11	4,491,285	4,297,183
Power generation licenses	12	3,837,169	4,084,506
Mining rights		1,922,655	1,922,655
Deferred income tax assets	30	652,358	532,387
Derivative financial assets	13	14,245	13,723
Goodwill	14	12,758,031	14,417,543
Other non-current assets	15	3,165,067	3,082,894

Total non-current assets		228,045,849	223,014,111

Current assets
Inventories	16	6,469,026	7,022,384
Other receivables and assets	17	2,072,981	2,990,395
Accounts receivable	18	15,562,121	15,299,964
Trading securities		-	93,753
Derivative financial assets	13	91,727	55,268
Bank balances and cash	34	9,433,385	10,624,497
Assets held for sale	19	557,671	-

Total current assets		34,186,911	36,086,261

Total assets		262,232,760	259,100,372

The accompanying notes are an integral part of these financial statements.

Huaneng Power International, Inc.

Consolidated Balance Sheets (continued)

As at December 31, 2013 and 2012

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB)

		As at December 31,
	Note	2013	2012
		RMB	RMB

EQUITY AND LIABILITIES
Capital and reserves attributable to equity holders of the Company
Share capital	20	14,055,383	14,055,383
Capital surplus		17,347,068	17,719,077
Surplus reserves	21	7,085,454	7,085,454
Currency translation differences		(817,243)	(35,937)
Retained earnings
-Proposed dividend	22	5,341,046	2,951,631
-Others		19,438,957	14,354,526

		62,450,665	56,130,134
Non-controlling interests		12,742,309	9,830,208
Total equity		75,192,974	65,960,342

Non-current liabilities
Long-term loans	23	60,513,671	72,564,824
Long-term bonds	24	23,726,550	22,884,688
Deferred income tax liabilities	30	2,032,417	2,011,729
Derivative financial liabilities	13	383,405	837,005
Other non-current liabilities	25	1,404,898	1,247,464

Total non-current liabilities		88,060,941	99,545,710

Current liabilities
Accounts payable and other liabilities	26	25,321,374	19,992,901
Taxes payable	27	1,647,925	1,275,430
Dividends payable		166,270	70,839
Salary and welfare payables		188,837	217,967
Derivative financial liabilities	13	43,591	88,641
Short-term bonds	28	15,135,024	35,449,763
Short-term loans	29	37,937,046	27,442,076
Current portion of long-term loans	23	12,796,956	9,056,703
Current portion of long-term bonds	24	5,690,650	-
Liabilities held for sale	19	51,172	-

Total current liabilities		98,978,845	93,594,320

Total liabilities		187,039,786	193,140,030

Total equity and liabilities		262,232,760	259,100,372

These financial statements were approved for issue by the Board of Directors on 18 March 2014 and were signed on its behalf.

The accompanying notes are an integral part of these financial statements.

Huaneng Power International, Inc.

Consolidated Statements of Changes in Equity

For the years ended December 31, 2013, 2012 and 2011

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB)

	Attributable to equity holders of the Company
		Capital surplus
				Available-
				for-sale
				financial
				assets	Other			Currency			Non-
	Share	Share	Hedging	revaluation	capital		Surplus	translation	Retained		controlling	Total
	capital	premium	reserve	reserve	reserve	Subtotal	reserves	differences	earnings	Total	interests	equity

Balance as at 1 January 2011	14,055,383	16,780,924	15,667	606,831	1,027,324	18,430,746	6,958,630	93,405	14,250,969	53,789,133	8,636,339	62,425,472
Profit for the year ended December 31, 2011	-	-	-	-	-	-	-	-	1,180,512	1,180,512	928	1,181,440
Other comprehensive (loss)/income:
Fair value changes from available-for-sale financial asset - gross	-	-	-	(311,647)	-	(311,647)	-	-	-	(311,647)	-	(311,647)
Fair value changes from available-for-sale financial asset - tax	-	-	-	77,909	-	77,909	-	-	-	77,909	-	77,909
Shares of other comprehensive loss of investees accounted for under the equity method - gross	-	-	-	(19,592)	(30,233)	(49,825)	-	-	-	(49,825)	-	(49,825)
Shares of other comprehensive loss of investees accounted for under the equity method - tax	-	-	-	4,897	-	4,897	-	-	-	4,897	-	4,897
Changes in fair value of effective portion of cash flow hedges - gross	-	-	(22,676)	-	-	(22,676)	-	-	-	(22,676)	-	(22,676)
Changes in fair value of effective portion of cash flow hedges - tax	-	-	19,408	-	-	19,408	-	-	-	19,408	-	19,408
Cash flow hedges recorded in shareholders’ equity reclassified to inventories - gross	-	-	(822,892)	-	-	(822,892)	-	-	-	(822,892)	-	(822,892)
Cash flow hedges recorded in shareholders’ equity reclassified to inventories - tax	-	-	139,892	-	-	139,892	-	-	-	139,892	-	139,892
Cash flow hedges recorded in shareholders’ equity reclassified to exchange gain and bank charges, net - gross	-	-	113,663	-	-	113,663	-	-	-	113,663	-	113,663
Cash flow hedges recorded in shareholders’ equity reclassified to exchange gain and bank charges, net - tax	-	-	(19,323)	-	-	(19,323)	-	-	-	(19,323)	-	(19,323)
Cash flow hedges recorded in shareholders’ equity reclassified to interest expense - gross	-	-	227,094	-	-	227,094	-	-	-	227,094	-	227,094
Cash flow hedges recorded in shareholders’ equity reclassified to interest expense - tax	-	-	(44,543)	-	-	(44,543)	-	-	-	(44,543)	-	(44,543)
Currency translation differences	-	-	-	-	-	-	-	(664,378)	-	(664,378)	(1,367)	(665,745)

Total comprehensive (loss)/income for the year ended December 31, 2011	-	-	(409,377)	(248,433)	(30,233)	(688,043)	-	(664,378)	1,180,512	(171,909)	(439)	(172,348)
Capital injection	-	-	-	-	79,163	79,163	-	-	-	79,163	-	79,163
Transfer to surplus reserves	-	-	-	-	-	-	55,219	-	(55,219)	-	-	-
Dividends relating to 2010	-	-	-	-	-	-	-	-	(2,807,084)	(2,807,084)	(208,092)	(3,015,176)
Net capital injection from non-controlling interests of subsidiaries	-	-	-	-	-	-	-	-	-	-	219,215	219,215
Acquisitions of subsidiaries	-	-	-	-	-	-	-	-	-	-	64,089	64,089
Changes in ownership interest in subsidiaries without change of control	-	-	-	-	(5,371)	(5,371)	-	-	(1,003)	(6,374)	(36,288)	(42,662)

Balance as at December 31, 2011	14,055,383	16,780,924	(393,710)	358,398	1,070,883	17,816,495	7,013,849	(570,973)	12,568,175	50,882,929	8,674,824	59,557,753

The accompanying notes are an integral part of these financial statements.

Huaneng Power International, Inc.

Consolidated Statements of Changes in Equity (continued)

For the years ended December 31, 2013, 2012 and 2011

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB)

	Attributable to equity holders of the Company
		Capital surplus
				Available-
				for-sale
				financial
				assets				Currency			Non-
	Share	Share	Hedging	revaluation	Other capital		Surplus	translation	Retained		controlling	Total
	capital	premium	reserve	reserve	reserve	Subtotal	reserves	differences	earnings	Total	interests	equity

Balance as at 1 January 2012	14,055,383	16,780,924	(393,710)	358,398	1,070,883	17,816,495	7,013,849	(570,973)	12,568,175	50,882,929	8,674,824	59,557,753
Profit for the year ended December 31, 2012	-	-	-	-	-	-	-	-	5,512,454	5,512,454	853,961	6,366,415
Other comprehensive income/(loss):
Fair value changes from available-for-sale financial asset - gross	-	-	-	131,355	-	131,355	-	-	-	131,355	-	131,355
Fair value changes from available-for-sale financial asset - tax	-	-	-	(32,839)	-	(32,839)	-	-	-	(32,839)	-	(32,839)
Shares of other comprehensive income/(loss) of investees accounted for under the equity method - gross	-	-	-	48,083	(5,992)	42,091	-	-	-	42,091	-	42,091
Shares of other comprehensive income/(loss) of investees accounted for under the equity method - tax	-	-	-	(12,021)	-	(12,021)	-	-	-	(12,021)	-	(12,021)
Changes in fair value of effective portion of cash flow hedges - gross	-	-	(474,555)	-	-	(474,555)	-	-	-	(474,555)	-	(474,555)
Changes in fair value of effective portion of cash flow hedges - tax	-	-	86,086	-	-	86,086	-	-	-	86,086	-	86,086
Cash flow hedges recorded in shareholders’ equity reclassified to inventories - gross	-	-	(243,312)	-	-	(243,312)	-	-	-	(243,312)	-	(243,312)
Cash flow hedges recorded in shareholders’ equity reclassified to inventories - tax	-	-	41,363	-	-	41,363	-	-	-	41,363	-	41,363
Cash flow hedges recorded in shareholders’ equity reclassified to exchange gain and bank charges, net - gross	-	-	98,187	-	-	98,187	-	-	-	98,187	-	98,187
Cash flow hedges recorded in shareholders’ equity reclassified to exchange gain and bank charges, net - tax	-	-	(16,692)	-	-	(16,692)	-	-	-	(16,692)	-	(16,692)
Cash flow hedges recorded in shareholders’ equity reclassified to interest expense - gross	-	-	226,910	-	-	226,910	-	-	-	226,910	-	226,910
Cash flow hedges recorded in shareholders’ equity reclassified to interest expense - tax	-	-	(43,362)	-	-	(43,362)	-	-	-	(43,362)	-	(43,362)
Currency translation differences	-	-	-	-	-	-	-	535,036	-	535,036	1,195	536,231
Total comprehensive (loss)/income for the year ended December 31, 2012	-	-	(325,375)	134,578	(5,992)	(196,789)	-	535,036	5,512,454	5,850,701	855,156	6,705,857
Capital injection	-	100,840	-	-	-	100,840	-	-	-	100,840	-	100,840
Transfer to surplus reserves	-	-	-	-	-	-	71,605	-	(71,605)	-	-	-
Dividends relating to 2011	-	-	-	-	-	-	-	-	(702,867)	(702,867)	(363,803)	(1,066,670)
Net capital injection from non-controlling interests of subsidiaries	-	-	-	-	-	-	-	-	-	-	665,333	665,333
Other capital transaction with non-controlling interests	-	-	-	-	(1,469)	(1,469)	-	-	-	(1,469)	(1,302)	(2,771)

Balance as at December 31, 2012	14,055,383	16,881,764	(719,085)	492,976	1,063,422	17,719,077	7,085,454	(35,937)	17,306,157	56,130,134	9,830,208	65,960,342

The accompanying notes are an integral part of these financial statements.

Huaneng Power International, Inc. and its subsidiaries

Consolidated Statements of Changes in Equity (continued)

For the years ended December 31, 2013, 2012 and 2011

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB)

	Attributable to equity holders of the Company
		Capital surplus
				Available-
				for-sale
				financial
				assets	Other			Currency			Non-
	Share	Share	Hedging	revaluation	capital		Surplus	translation	Retained		controlling	Total
	capital	premium	reserve	reserve	reserve	Subtotal	reserves	differences	earnings	Total	interests	equity

Balance as at 1 January 2013	14,055,383	16,881,764	(719,085)	492,976	1,063,422	17,719,077	7,085,454	(35,937)	17,306,157	56,130,134	9,830,208	65,960,342
Profit for the year ended December 31, 2013	-	-	-	-	-	-	-	-	10,426,024	10,426,024	2,473,994	12,900,018
Other comprehensive (loss)/income:
Fair value changes from available-for-sale financial asset - gross	-	-	-	(141,658)	-	(141,658)	-	-	-	(141,658)	-	(141,658)
Fair value changes from available-for-sale financial asset - tax	-	-	-	35,414	-	35,414	-	-	-	35,414	-	35,414
Shares of other comprehensive loss of investees accounted for under the equity method - gross	-	-	-	(47,236)	-	(47,236)	-	-	-	(47,236)	-	(47,236)
Shares of other comprehensive loss of investees accounted for under the equity method - tax	-	-	-	11,755	-	11,755	-	-	-	11,755	-	11,755
Changes in fair value of effective portion of cash flow hedges - gross	-	-	303,472	-	-	303,472	-	-	-	303,472	-	303,472
Changes in fair value of effective portion of cash flow hedges - tax	-	-	(54,371)	-	-	(54,371)	-	-	-	(54,371)	-	(54,371)
Cash flow hedges recorded in shareholders’ equity reclassified to inventories - gross	-	-	7,116	-	-	7,116	-	-	-	7,116	-	7,116
Cash flow hedges recorded in shareholders’ equity reclassified to inventories - tax	-	-	(1,210)	-	-	(1,210)	-	-	-	(1,210)	-	(1,210)
Cash flow hedges recorded in shareholders’ equity reclassified to exchange loss and bank charges, net - gross	-	-	(1,759)	-	-	(1,759)	-	-	-	(1,759)	-	(1,759)
Cash flow hedges recorded in shareholders’ equity reclassified to exchange loss and bank charges, net - tax	-	-	299	-	-	299	-	-	-	299	-	299
Cash flow hedges recorded in shareholders’ equity reclassified to interest expense - gross	-	-	203,673	-	-	203,673	-	-	-	203,673	-	203,673
Cash flow hedges recorded in shareholders’ equity reclassified to interest expense - tax	-	-	(39,329)	-	-	(39,329)	-	-	-	(39,329)	-	(39,329)
Currency translation differences	-	-	-	-	-	-	-	(781,306)	-	(781,306)	(757)	(782,063)

Total comprehensive (loss)/income for the year ended December 31, 2013	-	-	417,891	(141,725)	-	276,166	-	(781,306)	10,426,024	9,920,884	2,473,237	12,394,121
Dividends relating to 2012 (Note 22)	-	-	-	-	-	-	-	-	(2,951,631)	(2,951,631)	(635,307)	(3,586,938)
Capital injections from non-controlling interests of subsidiaries	-	40,005	-	-	-	40,005	-	-	-	40,005	828,220	868,225
Acquisitions of subsidiaries (Note 40)	-	-	-	-	-	-	-	-	-	-	254,750	254,750
Acquisitions of non-controlling interests	-	-	-	-	-	-	-	-	(556)	(556)	(8,799)	(9,355)
Others*	-	(688,180)	-	-	-	(688,180)	-	-	9	(688,171)	-	(688,171)

Balance as at December 31, 2013	14,055,383	16,233,589	(301,194)	351,251	1,063,422	17,347,068	7,085,454	(817,243)	24,780,003	62,450,665	12,742,309	75,192,974

*Others mainly represented state-owned fund allocated from government budget received from the Ministry of Finance of PRC through China Huaneng Group (“国有资本经营预算资金”) of approximately RMB640 million in previous years, which was repaid to China Huaneng Group in 2013 and subsequently lent to the Company as an entrusted loan pursuant to relevant regulation in the PRC.

The accompanying notes are an integral part of these financial statements.

Huaneng Power International, Inc.

Consolidated Statements of Cash Flows

For the years ended December 31, 2013, 2012 and 2011

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB)

		For the Year Ended December 31,
	Note	2013	2012	2011
		RMB	RMB	RMB

CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income tax expense		17,422,689	8,876,785	2,050,367
Adjustments to reconcile profit before income tax expense to net cash provided by operating activities:
Depreciation		11,293,522	11,032,748	11,866,705
Provision for impairment loss on property, plant and equipment		472,921	903,463	80,828
Provision for impairment loss on goodwill		980,513	107,735	291,734
Provision for impairment loss on intangible assets		6,804	-	15,661
Amortization of land use rights		139,609	135,140	128,465
Amortization of other non-current assets		112,384	86,275	81,276
Amortization of employee housing subsidies		940	2,247	3,104
Reversal of doubtful accounts		(2,610)	(10,310)	(19,747)
(Reversal of)/provision for inventory obsolescence		(824)	12,155	(3,353)
Loss on fair value changes of financial assets/liabilities		5,701	1,171	727
Other investment income		(224,908)	(187,131)	(81,298)
Net loss/(gain) on disposals of property, plant and equipment		897,222	252,741	(7,911)
Unrealized exchange gain, net		(107,249)	(5,085)	(349,186)
Share of profits of associates and joint ventures		(615,083)	(622,358)	(703,561)
Interest income		(170,723)	(175,402)	(166,183)
Interest expense		7,787,472	8,897,097	7,736,186
Changes in working capital:
Inventories		517,837	479,071	(1,807,503)
Other receivables and assets		992,322	329,263	925,358
Accounts receivable		(846,214)	303,586	(4,194,500)
Restricted cash		(7,091)	(1,877)	4,238
Accounts payable and other liabilities		4,598,219	(3,222,999)	4,155,406
Taxes payable		1,442,845	1,926,801	1,448,802
Salary and welfare payables		(26,492)	(34,835)	(46,832)
Others		106,484	45,136	48,936
Interest received		100,278	109,635	95,951
Income tax expense paid		(4,637,139)	(2,312,970)	(604,515)

Net cash provided by operating activities		40,239,429	26,928,082	20,949,155

The accompanying notes are integral part of these financial statements.

Huaneng Power International, Inc.

Consolidated Statements of Cash Flows (continued)

For the years ended December 31, 2013, 2012 and 2011

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB)

		For the Year Ended December 31,
	Note	2013	2012	2011
		RMB	RMB	RMB

CASH FLOWS FROM INVESTING ACTIVITIES
Payment for the purchase of property, plant and equipment		(17,691,382)	(15,474,614)	(16,673,632)
Proceeds from disposal of property, plant and equipment		166,459	949,469	85,601
Prepayments of land use rights		(5,947)	(81,382)	(68,370)
Payment for the purchase of other non-current assets		(32,601)	(51,615)	(46,657)
Cash dividends received		408,166	728,754	447,654
Payment for investment in associates and joint ventures		(2,017,853)	(947,574)	(1,298,054)
Cash paid for acquiring available-for-sale financial assets		(200,000)	(500,000)	(310,000)
Cash consideration paid for acquisitions of subsidiaries net of cash acquired		36,599	(149,048)	(3,772,035)
Cash paid for acquiring trading securities		-	-	(101,707)
Cash received from disposal of trading securities		102,784	-	-
Cash received from disposal of a subsidiary		6,199	-	104,258
Short-term loan repayment from an associate		-	100,000	-
Short-term loan to an associate		-	-	(100,000)
Others		173,326	116,406	68,111

Net cash used in investing activities		(19,054,250)	(15,309,604)	(21,664,831)

The accompanying notes are integral part of these financial statements.

Huaneng Power International, Inc.

Consolidated Statements of Cash Flows (continued)

For the years ended December 31, 2013, 2012 and 2011

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB)

		For the Year Ended December 31,
	Note	2013	2012	2011
		RMB	RMB	RMB

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of short-term bonds		24,950,000	34,930,000	9,959,600
Repayments of short-term bonds		(45,000,000)	(11,000,000)	(5,000,000)
Proceeds from short-term loans		41,314,000	48,294,295	63,517,251
Repayments of short-term loans		(30,869,290)	(64,832,425)	(64,216,571)
Proceeds from long-term loans		5,091,175	19,425,661	22,877,988
Repayments of long-term loans		(12,889,078)	(32,483,848)	(20,677,814)
Issuance of long-term bonds		6,485,000	4,985,000	4,985,000
Repayment of a loan from former shareholder of a subsidiary		-	-	(600,000)
Interest paid		(8,290,433)	(8,941,814)	(8,144,957)
Net capital injection from non-controlling interests of subsidiaries		868,225	665,333	219,215
Government grants		274,472	266,949	78,869
Dividends paid to shareholders of the Company		(2,951,631)	(702,867)	(2,807,084)
Dividends paid to non-controlling interests of subsidiaries		(539,876)	(460,607)	(120,130)
Repayment of state-owned fund received from China Huaneng Group in prior years		(640,485)	-	-
Others		(42,167)	37,423	(1,719)

Net cash (used in)/provided by financing activities		(22,240,088)	(9,816,900)	69,648

Effect of exchange rate fluctuations on cash held		(108,806)	151,027	(227,627)

NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS		(1,163,715)	1,952,605	(873,655)
Cash and cash equivalents as at beginning of the year		10,505,387	8,552,782	9,426,437
CASH AND CASH EQUIVALENTS AS AT END OF THE YEAR	34	9,341,672	10,505,387	8,552,782

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

As at and for the year ended December 31, 2013, a portion of the Company and its subsidiaries’ funding requirements for capital expenditures were partially satisfied by short-term financing. Consequently, as at December 31, 2013, the Company and its subsidiaries have net current liabilities of approximately RMB64.8 billion. Taking into consideration of the expected operating cash flows of the Company and its subsidiaries and the undrawn available banking facilities of approximately RMB174.2 billion as at December 31, 2013, the Company and its subsidiaries are expected to refinance and also consider alternative sources of financing, where applicable and when needed. Therefore, the directors of the Company are of the opinion that the Company and its subsidiaries will be able to meet its liabilities as and when they fall due within the next twelve months and accordingly, these consolidated financial statements are prepared on a going concern basis.

2	Principal accounting policies (continued)

(a)	Basis of preparation (continued)

Except as described below, the principal accounting policies adopted are consistent with those applied in the annual financial statements for the year ended December 31, 2012 described in those annual financial statements.

The Company and its subsidiaries have adopted the following new standards or amendments to standards that are first effective for the current accounting period.

·	Amendments to IAS 1, ‘Presentation of financial statements – Presentation of items of other comprehensive income’. The amendments require entities to present separately the items of other comprehensive income that would be reclassified to profit or loss in the future if certain conditions are met from those that would never be reclassified to profit or loss. The Company and its subsidiaries adopted the amendments from 1 January 2013. These amendments did not have any material impact on the consolidated financial statements.

·	IFRS 10, ‘Consolidated financial statements’ introduces a single control model to determine whether an investee should be consolidated, by focusing on whether the entity has power over the investee, exposure or rights to variable returns from its involvement with the investee and the ability to use its power to affect the amount of those returns.

As a result of the adoption of IFRS 10, the Company and its subsidiaries have changed their accounting policy with respect to determining whether they have control over an investee. The adoption did not change any of the control conclusions reached by the Company and its subsidiaries in respect of its involvement with other entities as at 1 January 2013.

·	IFRS 11, ‘Joint arrangements’ divides joint arrangements into joint operations and joint ventures. Entities are required to determine the type of an arrangement by considering the structure, legal form, contractual terms and other facts and circumstances relevant to their rights and obligations under the arrangement. Joint arrangements which are classified as joint operations under IFRS 11 are recognized on a line-by-line basis to the extent of the joint operator’s interest in the joint operation. All other joint arrangements are classified as joint ventures under IFRS 11 and are required to be accounted for using the equity method in the Company and its subsidiaries’ consolidated financial statements. Proportionate consolidation is no longer allowed as an accounting policy choice.

As a result of the adoption of IFRS 11, the Company and its subsidiaries have changed their accounting policy with respect to their interests in joint arrangements and re-evaluated their involvement in their joint arrangements. The adoption of IFRS 11 did not have any material impact on the financial position and the financial result of the Company and its subsidiaries

2	Principal accounting policies (continued)

(a)	Basis of preparation (continued)

·	IFRS 12, ‘Disclosure of interests in other entities’ brings together into a single standard all the disclosure requirements relevant to an entity’s interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. The disclosures required by IFRS 12 are generally more extensive than those previously required by the respective standards. To the extent that the requirements are applicable to the Company and its subsidiaries, the Company and its subsidiaries have provided those disclosures in note 8, 9 and 41.

·	IFRS 13, ‘Fair value measurement’ replaces existing guidance in individual IFRSs with a single source of fair value measurement guidance. IFRS 13 also contains extensive disclosure requirements about fair value measurements for both financial instruments and non-financial instruments. To the extent that the requirements are applicable to the Company and its subsidiaries, the Company and its subsidiaries have provided those disclosures in note 3(b). The adoption of IFRS 13 did not have any material impact on the fair value measurements of the Company and its subsidiaries’ assets and liabilities.

·	Amendments to IAS 19, ‘Employee benefits’ introduces a number of amendments to the accounting for defined benefit plans. Among them, revised IAS 19 eliminates the “corridor method” under which the recognition of actuarial gains and losses relating to defined benefit schemes could be deferred and recognized in profit or loss over the expected average remaining service lives of employees. Under the revised standard, all actuarial gains and losses are required to be recognized immediately in other comprehensive income. Revised IAS 19 also changed the basis for determining income from plan assets from expected return to interest income calculated at the liability discount rate, and requires immediate recognition of past service cost, whether vested or not. This change in accounting policy did not have any material impact on the financial position and the financial result of the Company and its subsidiaries.

·	Annual Improvements to IFRSs 2009-2011 Cycle contains amendments to five standards with consequential amendments to other standards and interpretations. Among them, IAS 1 has been amended to clarify that an opening balance sheet is required only when a retrospective application of an accounting policy, a retrospective restatement or a reclassification has a material effect on the information presented in the opening balance sheet. The amendments also remove the requirement to present related notes to the opening balance sheet when such statement is presented. The adoption of the amendments did not have an impact on these financial statements because the Company and its subsidiaries have not made retrospective restatements during the periods presented.

2	Principal accounting policies (continued)

(a)	Basis of preparation (continued)

·	Amendments to IFRS 7 – Disclosures – Offsetting financial assets and financial liabilities. The amendments introduce new disclosures in respect of offsetting financial assets and financial liabilities. Those new disclosures are required for all recognized financial instruments that are set off in accordance with IAS 32, Financial instruments: Presentation and those that are subject to an enforceable master netting arrangement or similar agreement that covers similar financial instruments and transactions, irrespective of whether the financial instruments are set off in accordance with IAS 32.

The adoption of the amendments did not have an impact on the Company and its subsidiaries’ financial statements because the Company and its subsidiaries have not offset financial instruments, nor have they entered into master netting arrangement or similar agreement which is subject to the disclosures of IFRS 7 during the periods presented.

(b)	Consolidation

The consolidated financial statements include the financial statements of the Company and all of its subsidiaries.

Subsidiaries are investees over which the Company and its subsidiaries have the power to exercise control. The Company and its subsidiaries control an entity when it is exposed, or have rights, to variable returns from their involvement with the entity and have the ability to affect those returns through their power over the entity. When assessing whether the Company and its subsidiaries have power, only substantive rights (held by the Company and its subsidiaries and other parties) are considered.

Subsidiaries are fully consolidated from the date when control is transferred to the Company and its subsidiaries. They are de-consolidated from the date when control ceases. Intra-group balances, transactions and cash flows, and any unrealised income and expenses arising from intra-group transactions, are eliminated in full in preparing the consolidated financial statements. Unrealised gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Company and its subsidiaries’ interest in the investee. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment. The portion of the shareholders’ equity of the subsidiaries, which is not attributable to the parent company, is separately presented as non-controlling interests in the shareholders’ equity in the consolidated financial statements.

When there is any inconsistency on the accounting policies or financial period adopted between subsidiaries and the Company, the financial statements of subsidiaries are adjusted according to the accounting policies or financial period adopted by the Company.

2	Principal accounting policies (continued)

(b)	Consolidation (continued)

(i)	Business combinations

The acquisition method is used to account for the business combinations of the Company and its subsidiaries (including business combination under common controls). The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Company and its subsidiaries. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the Company and its subsidiaries recognize any non-controlling interests in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the recognized amounts of acquiree’s identifiable net assets. The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill (Note 2(i)). If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in profit or loss.

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

(iii)	Associates and joint ventures

Associates are investees over which the Company and its subsidiaries have significant influence on the financial and operating decisions. A joint venture is an arrangement whereby the Company and its subsidiaries and other parties contractually agree to share control of the arrangement, and have rights to the net assets of the arrangement.

Investments in associates and joint ventures are initially recognized at cost and are subsequently measured using the equity method of accounting, unless it is classified as held for sale (or included in a disposal group that is classified as held for sale) (Note 2(p)). The excess of the initial investment cost over the proportionate share of the fair value of identifiable net assets of investee acquired is included in the initial investment cost (Note 2(i)). Any shortfall of the initial investment cost to the proportionate share of the fair value of identifiable net assets of investee acquired is recognized in current period profit or loss and long-term investment cost is adjusted accordingly.

2	Principal accounting policies (continued)

(b)	Consolidation (continued)

(iii)	Associates and joint ventures (continued)

When applying equity method, the Company and its subsidiaries adjust net profit or loss of the investees, including the fair value adjustments on the net identifiable assets of the associates and joint ventures and the adjustments to align with the accounting policies of the Company and the Company’s financial reporting periods. Current period investment income is then recognized based on the proportionate share of the Company and its subsidiaries in the investees’ net profit or loss. Net losses of investees are recognized to the extent of the carrying value of long-term equity investments and any other constituting long-term equity investments in investees that in substance form part of the investments in the investees. The Company and its subsidiaries continue to recognize investment losses and provision if they bear additional obligations which meet the recognition criteria.

The Company and its subsidiaries adjust the carrying amount of the investment and directly recognize into related other comprehensive income based on their proportionate share on the movements of the investees’ other comprehensive income except net profit or loss, given there is no change in shareholding ratio.

When the investees appropriate profit or declare dividends, the carrying value of long- term equity investments are reduced correspondingly by the proportionate share of the distribution.

The Company and its subsidiaries determine at each reporting date whether there is any objective evidence that the investment in the associate or the joint venture is impaired. If this is the case, the Company and its subsidiaries calculate the amount of impairment as the difference between the recoverable amount of the associate or the joint venture and its carrying value and recognize the amount in ’share of profit of associates and joint ventures’ in the consolidated statement of comprehensive income.

Profits or losses resulting from transactions between the Company and its subsidiaries and the associates and joint ventures are recognized in the Company and its subsidiaries’ financial statements only to the extent of the unrelated third party investor’s interests in the associates and joint ventures. Loss from transactions between the Company and its subsidiaries and the associates and joint ventures is fully recognized and not eliminated when there is evidence for asset impairment.

If an investment in an associate becomes an investment in a joint venture or vice versa, retained interest is not remeasured. Instead, the investment continues to be accounted for under the equity method.

Gains and losses arising from dilution of investments in associates and joint ventures are recognized in the consolidated statement of comprehensive income.

2	Principal accounting policies (continued)

(b)	Consolidation (continued)

(iii)	Associates and joint ventures (continued)

In the Company’s balance sheet, investments in associates and joint ventures are stated at cost less provision for impairment losses (Note 2(j)) unless classified as held for sale (or included in a disposal group that is classified as held for sale) (Note 2(p)). Investment income from investments in associates and joint ventures is accounted for by the Company based on dividends received and receivable.

In all other cases, when the Company and its subsidiaries cease to have significant influence over an associate or joint control over a joint venture, it is accounted for as a disposal of the entire interest in that investee, with a resulting gain or loss being recognized in profit or loss. Any interest retained in that former investee at the date when significant influence or joint control is lost is recognized at fair value and this amount is regarded as the fair value on initial recognition of a financial asset (Note 2(k)).

(c)	Separate financial statements of the Company

Investments in subsidiaries are accounted for at cost less impairment unless classified as held for sale (or included in a disposal group that is classified as held for sale) (Note 2(p)). Cost also includes direct attributable costs of investment. Investment income is recognized when the subsidiaries declare dividend.

(d)	Segment reporting

The Company and its subsidiaries determine the operating segment based on the internal organization structure, management requirement and internal reporting system for purposes of presenting reportable segment information.

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

2	Principal accounting policies (continued)

(e)	Foreign currency translation

(i)	Functional and presentation currency

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

The cash flows denominated in foreign currencies and cash flows of overseas subsidiaries are translated at average exchange rates approximating the rates at the dates when cash flows incurred. The effect of the foreign currency translation on the cash and cash equivalents is presented in the statement of cash flows separately.

On the disposal of a foreign operation (that is, a disposal of the Company and its subsidiaries’ entire interest in a foreign operation, or a disposal involving loss of control over a subsidiary that includes a foreign operation, a disposal involving loss of joint control over a joint ventures that includes a foreign operation, or a disposal involving loss of significant influence over an associate that includes a foreign operation), all of the exchange differences accumulated in equity in respect of that operation attributable to the equity holders of the Company are reclassified to profit or loss.

2	Principal accounting policies (continued)

(e)	Foreign currency translation (continued)

(iii)	Foreign Subsidiaries (continued)

In the case of a partial disposal that does not result in the Company and its subsidiaries losing control over a subsidiary that includes a foreign operation, the proportionate share of accumulated exchange differences are re-attributed to non-controlling interests and are not recognized in profit or loss. For all other partial disposals (that is, reductions in the Company and its subsidiaries’ ownership interest in associates or joint venture that includes a foreign operation that do not result in the Company and its subsidiaries losing significant influence or joint control), the proportionate share of the accumulated exchange difference is reclassified to profit or loss.

(f)	Property, plant and equipment

Property, plant and equipment consists of dam, port facilities, buildings, electric utility plant in service, transportation facilities, others and construction-in-progress (“CIP”). Property, plant and equipment acquired or constructed are initially recognized at cost and carried at the net value of cost less accumulated depreciation and accumulated impairment loss, unless classified as held for sale (or included in a disposal group that is classified as held for sale) (Note 2(p)).

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

2	Principal accounting policies (continued)

(f)	Property, plant and equipment (continued)

Depreciation of property, plant and equipment is provided based on book value of the asset less estimated residual value over the estimated useful life using straight-line method. For those impaired property, plant and equipment, depreciation is provided based on book value after deducting impairment provision over the estimated useful life of the asset. The estimated useful lives are as follows:

Estimated useful lives

Dam	8 – 50 years
Port facilities	20 – 40 years
Buildings	8 – 30 years
Electric utility plant in service	5 – 30 years
Transportation facilities	8 – 27 years
Others	5 – 14 years

Where parts of an item of property, plant and equipment have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. At the end of each year, the Company and its subsidiaries review the estimated useful lives, residual values and the depreciation method of the property, plant and equipment and make adjustment when necessary.

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

The Company and its subsidiaries acquired the power generation license as part of the business combination with Tuas Power Ltd. (“Tuas Power”). The power generation license is initially recognized at fair value at the acquisition date. The license has an indefinite useful life and is not amortized. The assessment that the license has an indefinite useful life is based on the expected renewal of power generation license without significant restriction and cost, together with the consideration on related future cash flows generated and the expectation of continuous operations. It is tested annually for impairment and carried at cost less accumulated impairment loss. Useful life of the power generation license is reviewed by the Company and its subsidiaries each financial period to determine whether events and circumstances continue to support the indefinite useful life assessment.

2	Principal accounting policies (continued)

(h)	Mining rights

Mining rights are stated at cost less accumulated amortisation and impairment losses and are amortised based on the units of production method utilising only recoverable coal reserves as the depletion base, unless the mining rights are classified as held for sale (or included in a disposal group that is classified as held for sale) (Note 2(p)).

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

Goodwill is stated at cost less accumulated impairment losses. Goodwill arising on a business combination is allocated to each cash-generating unit, or groups of cash generating units, that is expected to benefit from the synergies of the combination and is tested annually for impairment (Note 2(j)).

On disposal of a cash generating unit during the year, any attributable amount of purchased goodwill is included in the calculation of the profit or loss on disposal.

(j)	Impairment of non-financial assets

The carrying amounts of property, plant and equipment, intangible assets with definite useful lives, land use rights and long-term equity investments not accounted for as financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and indefinite-lived intangible assets are tested for impairmen annually regardless of whethe there are indications of impairment or more frequently if events or changes in circumstances indicate a potential impairment. An impairment loss is recognized if the carrying amount of an asset or cash-generating unit (“CGU”) exceeds its recoverable amount.

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

Goodwill acquired in a business combination is allocated to groups of CGUs that are expected to benefit from the synergies of the combination.

2	Principal accounting policies (continued)

(j)	Impairment of non-financial assets (continued)

Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU (group of CGUs), and then to reduce the carrying amounts of the other assets in the CGU (group of CGUs) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs of disposal (if measurable) or value in use (if determinable).

An impairment loss in respect of goodwill is not reversed. Except for goodwill, all impaired non- financial assets are subject to review for possible reversal of impairment at each reporting date. Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognized.

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

Loans and receivables refer to the non-derivative financial assets for which there is no quotation in the active market with fixed or determinable amount. They are included in current assets, except for maturities greater than 12 months after the balance sheet date which are classified as non-current assets. Loans and receivables are primarily included in as ‘accounts receivable’, ‘other receivables and assets’, ‘loans to subsidiaries’ and ‘other non- current assets’ in the balance sheets.

(iii)	Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are either designated in this category or not classified in any of the other categories. They are included in current assets when management intends to dispose of the available-for-sale financial assets within 12 months of the balance sheet date.

(2)	Principal accounting polices (continued)

(k)	Financial assets (continued)

(iv)	Recognition and measurement

Regular purchases and sales of financial assets are recognized at fair value initially on trade- date – the date on which the Company and its subsidiaries commit to purchase or sell the asset. Transaction costs relating to financial assets at fair value through profit or loss are directly expensed in the profit or loss as incurred. Transaction costs for other financial assets are included in the carrying amount of the asset at initial recognition. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and all risks and rewards related to the ownership of the financial assets have been transferred to the transferee.

Financial assets at fair value through profit or loss and available-for-sale are subsequently measured at fair value. When an active market exists for a financial instrument, fair value is determined based on quoted prices in the active market. When no active market exists, fair value is determined by using valuation techniques. When applying valuation techniques, the Company and its subsidiaries maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Changes in the fair value of financial assets at fair value through profit or loss are recorded in ‘gain/(loss) on fair value changes of financial assets/liabilities’.

Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost. Loans and receivables are carried at amortized cost using the effective interest method.

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

(2)	Principal accounting polices (continued)

(k)	Financial assets (continued)

(v)	Impairment of financial assets

Except for financial assets at fair value through profit or loss, the Company and its subsidiaries perform assessment on the book value of financial assets at the balance sheet date. Provision for impairment is made when there is objective evidence showing that a financial asset is impaired.

For investments in subsidiaries, associates and joint ventures, the impairment loss is measured by comparing the recoverable amount of the investment with its carrying amount. The impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount.

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

(2)	Principal accounting polices (continued)

(k)	Financial assets (continued)

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

The hedged items of cash flow hedge are the designated items with respect to the risks associated with future cash flow change resulting from variability in cash flows of a recognized asset or liability or a highly probable forecast transaction or the foreign currency risk of a committed future transaction. Hedging instruments are designated derivative for cash flow hedge whose cash flows are expected to offset changes in the cash flows of a hedged item.

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

Amounts accumulated in equity are reclassified to the profit or loss in the periods when the hedged item affects profit or loss. The gain or loss relating to the effective portion of interest rate swaps hedging variable rate borrowings is recognized in the statement of comprehensive income within ‘interest expense’. The gain or loss relating to the effective portion of exchange forward hedging foreign currency denominated payables is recognized in the statement of comprehensive income within ‘exchange gain/(loss) and bank charges, net’. However, when the forecast transaction that is hedged results in the recognition of a non- financial asset, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset. In the case where the Company and its subsidiaries expect all or a portion of net loss previously recognized directly in other comprehensive income will not be recovered in future financial periods, the irrecoverable portion will be reclassified into profit or loss.

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

Loans and receivables, which primarily include accounts receivable, other receivables, loan to subsidiaries and other non-current assets, are recognized initially at fair value. Loans and receivables are subsequently measured at amortized cost less provision for doubtful debts using the effective interest method.

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

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or jointly control of the same third party; one party is controlled or jointly controlled by a third party and the other party is an associate or a joint venture of the same third party.

(o)	Cash and cash equivalents

Cash and cash equivalents listed in the statement of cash flows represents cash in hand, call deposits held with banks, and other short-term (3 months or less), highly-liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value. Bank overdrafts that are repayable on demand and form an integral part of the cash management are also included as a component of cash and cash equivalents for the purpose of the consolidated statement of cash flow.

(p)	Non-current assets (or disposal group) held for sale

Non-current assets, or disposal groups comprising assets and liabilities, are classified as held-for- sale if it is highly probable that they will be recovered primarily through sale rather than through continuing use.

Such assets, or disposal groups, are generally measured at the lower of their carrying amount and fair value less costs to sell. Any impairment loss on a disposal group is allocated first to goodwill, and then to the remaining assets and liabilities on a pro rata basis, except that no loss is allocated to inventories, financial assets or deferred tax assets, which continue to be measured in accordance with the Company and its subsidiaries’ other accounting policies. Impairment losses on initial classification as held-for-sale and subsequent gains and losses on remeasurement are recognized in profit or loss.

Once classified as held-for-sale, intangible assets and property, plant and equipment are no longer amortized or depreciated, and any equity-accounted investee is no longer equity accounted.

2	Principal accounting policies (continued)

(q)	Borrowings

Borrowings are recognized initially at fair value less transaction costs and subsequently measured at amortized cost using the effective interest method. Borrowings are classified as current liabilities unless the Company and its subsidiaries have an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(r)	Borrowing costs

General and specific borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time the assets are substantially ready for their intended use or sale.

The amount of specific borrowing costs capitalized is net of the investment income on any temporary investment of the funds pending expenditure on the asset.

All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

(s)	Payables

Payables primarily include accounts payable and other liabilities, and are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

(t)	Taxation

(i)	Value-added tax (“VAT”)

The domestic power, heat and coal sales of the Company and its subsidiaries are subject to VAT. VAT payable is determined by applying 17% (or 13% on heat) on the taxable revenue after offsetting deductible input VAT of the period.

According to the relevant regulations of Ministry of Finance of PRC and State Administration of Taxation, certain pilot regions have been under the Pilot Program for the transformation from Business Tax to VAT since 1 January 2012 and all other regions since 1 August 2013 for specified industry. The applicable tax rate of VAT for the Company and its subsidiaries in respect of the lease of tangible movable properties, transportation industry and other modern services industry are 17%, 11% and 6%, respectively.

(ii)	Business Tax (“BT”)

Port and transportation services of the Company and its subsidiaries are subject to BT at the applicable tax rate of 3% before the transformation became effective as stated in note 2(t)(i).

2	Principal accounting policies (continued)

(t)	Taxation (continued)

(iii)	Goods and service tax (“GST”)

The power sales of the subsidiaries in Singapore are subject to goods and service tax of the country where they operate. GST payable is determined by applying 7% on the taxable revenue after offsetting deductible GST of the period.

(iv)	Current and deferred income tax

The income tax expense for the period comprises current and deferred income tax. Income tax expense is recognized in profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

Deferred income tax assets and liabilities are recognized based on the differences between tax bases of assets and liabilities and respective book values (temporary differences). For deductible tax losses or tax credit that can be brought forward in accordance wit tax law requirements for deduction of taxable income in subsequent years, it is considered as temporary differences and related deferred income tax assets are recognized. No deferred income tax liability is recognized for temporary difference arising from initial recognition of goodwill. For those temporary differences arising from initial recognition of an asset or liability in a non-business combination transaction that affects neither accounting profit nor taxable profit (or deductible loss) at the time of the transaction, no deferred income tax asset and liability is recognized.

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

Deferred income tax assets and deferred income tax liabilities are offset when meeting all the conditions below:

(1)	The Company and its subsidiaries have the legal enforceable right to offset current income tax assets and current income tax liabilities;

(2)	Deferred income tax assets and deferred income tax liabilities are related to the income tax levied by the same tax authority of the Company and its subsidiaries.

2	Principal accounting policies (continued)

(u)	Employee benefits

Employee benefits include all expenditures relating to the employees for their services. The Company and its subsidiaries recognize employee benefits as liabilities during the accounting period when employees render services and allocates to related cost of assets and expenses based on different beneficiaries.

In connection with pension obligations, the Company and its subsidiaries operate various defined contribution plans in accordance with the local conditions and practices in the countries and provinces in which they operate. A defined contribution plan is a pension plan under which the Company and its subsidiaries pay fixed contributions into a separate publicly administered pension insurance plan on mandatory and voluntary bases. The Company and its subsidiaries have no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. The contributions are recognized as employee benefit when incurred. Prepaid contributions are recognized as assets to the extent that a cash refund or a reduction in the future payment is available.

(v)	Government grants

Government grants are recognized when the Company and its subsidiaries fulfill the conditions attaching to them and they are probable to be received. When government grants are received in the form of monetary assets, they are measured at the amount received or receivable. When the grant is in the form of non-monetary assets, it is measured at fair value. When fair value cannot be measured reliably, nominal amount is assigned.

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

2	Principal accounting policies (continued)

(w)	Revenue and income recognition

Revenue is recognized based the following methods:

Revenue and income are recognized when it is probable that the economic benefits associated with the transaction will flow to the Company and its subsidiaries and the amount of the revenue and income can be measured reliably.

(i)	Electricity sales revenue

Electricity sales revenue represents the fair value of the consideration received or receivable for electricity sold in the ordinary course of the activities of the Company and its subsidiaries (net of VAT or GST). Revenue is earned and recognized upon transmission of electricity to the customers or the power grid controlled and owned by the respective regional or provincial grid companies.

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

(iv)	Dividend income

Dividend income from unlisted investments is recognized when the shareholder’s right to receive payment is established. Dividend income from listed investments is recognized when the share price of the investment goes ex-dividend.

(v)	Interest income

Interest income from deposits is recognized on a time proportion basis using effective interest method. Interest income from the finance lease is recognized on a basis that reflects a constant periodic rate of return on the net investment in the finance lease.

2	Principal accounting policies (continued)

(x)	Leases

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

Please refer to Note 2(k)(v) for impairment test on finance lease receivables.

(y)	Purchase of electricity

The overseas subsidiary of the Company recognizes electricity purchase cost when it purchases the electricity and transmits to its customers.

(z)	Financial guarantee contracts

The Company issues financial guarantee contracts that transfer significant insurance risk. Financial guarantee contracts are those contracts that require the issuer to make specified payments to reimburse the holders for losses they incur because specified debtors fail to make payments when due in accordance with the original or modified terms of debt instruments. Where the Company issues a financial guarantee, the fair value of the guarantee is initially recognized as deferred income within accounts payable and other liabilities. The fair value of financial guarantees issued at the time of issuance is determined by reference to fees charged in an arm’s length transaction for similar services, when such information is obtainable, or is otherwise estimated by reference to interest rate differentials, by comparing the actual rates charged by lenders when the guarantee is made available with the estimated rates that lenders would have charged, had the guarantees not been available, where reliable estimates of such information can be made. Where consideration is received or receivable for the issuance of the guarantee, the consideration is recognized in accordance with the Company’s policies applicable to that category of asset. Where no such consideration is received or receivable, an immediate expense is recognized in profit or loss on initial recognition of any deferred income. The amount of the guarantee initially recognized as deferred income is amortized in profit or loss over the term of the guarantee as income from financial guarantees issued.

2	Principal accounting policies (continued)

(aa)	Dividend distribution

Dividend distribution to the shareholders of the Company and its subsidiaries is recognized as a liability in the period when the dividend is approved in the shareholders’ meeting.

(ab)	Contingencies

Contingent liabilities are not recognized in the financial statements. They are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognized in the financial statements but disclosed when an inflow of economic benefit is probable.

(ac)	Standards and amendments to published standards that are not yet effective but relevant to the Company and its subsidiaries

The following are standards or amendments to existing standards that have been published and are mandatory for the accounting periods beginning on or after 1 January 2014, but the Company and its subsidiaries have not early adopted:

·	Amendments to IAS 32, “Offsetting financial assets and financial liabilities”, which will be effective for accounting periods beginning on or after 1 january 2014.

·	Amendments to IAS 36, “Recoverable amount disclosures for non-financial assets”, which will be effective for accounting periods beginning on or after 1 January 2014 .

·	Amendments to IAS 39, “Novation of derivatives and continuation of hedge accounting”,which will be effective for accounting periods beginning on or after 1 January 2014.

·	IFRIC 21 “Levies”, which will be effective for accounting periods beginning on or after 1 January 2014.

·	IFRS 9 “Financial instruments” (2013), which the mandatory effective date has not been determined yet.

The Company and its subsidiaries have not assessed full impact of adoption of these standards or amendments upon their effective date

3	Financial, capital and insurance risks management

(a)	Financial risk management

Risk management, including the management on the financial risks, is carried out under the instructions of the Strategic Committee of Board of Directors and the Risk Management Team. The Company works out general principles for overall management as well asmanagement policies covering specific areas. In considering the importance of risks, the Company identifies and evaluates risks at head office and individual power plant level, and requires analysis and proper communication of the information collected periodically.

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

Foreign exchange risk of the entities operating within the PRC primarily arises from loans denominated in foreign currencies of the Company and its subsidiaries. SinoSing Power and its subsidiaries are exposed to foreign exchange risk on accounts payable and other payables that are denominated primarily in US$, a currency other than Singapore dollar (“S$”), their functional currency. Please refer to Note 23, 26 and 29 for details. The Company and its subsidiaries manage exchange risk through closely monitoring interest and exchange market.

As at December 31, 2013, if RMB had weakened/strengthened by 5% (2012 and 2011: 5%) against US$ and 3% (2012 and 2011: 3%) against EUR (“€”) with all other variables constant, exchange gain of the Company and its subsidiaries would have been RMB186 million (2012 and 2011: RMB217 million and RMB243 million) and RMB19 million (2012 and 2011: RMB19 million and RMB21 million) lower/higher, respectively. The ranges of such sensitivity disclosed above were based on the observation on the historical trend of related exchange rates during the previous year under analysis.

As at December 31, 2013, if S$ had weakened/strengthened by 10% (2012 and 2011: 10%) against US$ with all other variables constant, exchange gain of the Company and its subsidiaries would have been RMB12 million (2012 and 2011: RMB25 million and RMB44 million) lower/higher, respectively. The ranges of such sensitivity disclosed above were based on the management’s experience and forecast.

SinoSing Power and its subsidiaries also are exposed to foreign exchange risk on fuel purchases that are denominated primarily in US$. They substantially hedge their estimated foreign currency exposure in respect of forecast fuel purchases over the following three months using primarily foreign currency contracts.

3	Financial, capital and insurance risks management (continued)

(a)	Financial risk management (continued)

(i)	Market risk (continued)

(2)	Price risk

The available-for-sale financial assets and trading securities of the Company and its subsidiaries are exposed to equity security price risk. The trading securities were disposed of in 2013.

Detailed information relating to the available-for-sale financial assets is disclosed in Note 10. The Company has a supervisor in the supervisory committee of the investee and exercises influence in safeguarding its interest. The Company also closely monitors the pricing trends in the open market in determining its long-term strategic stakeholding decisions.

The Company and its subsidiaries are exposed to fuel price risk on fuel purchases. In particular, SinoSing Power and its subsidiaries use fuel oil swap to hedge against such a risk and designate them as cash flow hedges. Please refer to Note 13 for details.

(3)	Cash flow interest rate risk

The interest rate risk of the Company and its subsidiaries primarily arises from long-term loans. Loans borrowed at variable rates expose the Company and its subsidiaries to cash flow interest rate risk. The exposures of these risks are disclosed in Note 23 to the financial statements. The Company and its subsidiaries have entered into interest rate swap agreements with banks to hedge against a portion of cash flow interest rate risk.

As at December 31, 2013, if interest rates on RMB-denominated borrowings had been 50 basis points (2012 and 2011: 50 basis points) higher/lower with all other variables held constant, interest expense relating to such borrowings for the year would have been RMB389 million (2012 and 2011: RMB432 million and RMB500 million) higher/lower. If interest rates on US$- denominated borrowings had been 50 basis points (2012 and 2011: 50 basis points) higher/ lower with all other variables held constant, interest expense relating to such borrowings for the year would have been RMB9 million (2012 and 2011: RMB11 million and RMB11 million) higher/ lower. If interest rates on S$-denominated borrowings had been 100 basis points (2012 and 2011: 100 basis points) higher/lower with all other variables held constant, interest expense relating to such borrowings for the year would have been RMB64 million (2012 and 2011: RMB72 million and RMB73 million) higher/lower. The ranges of such sensitivity disclosed above were based on the observation on the historical trend of related interest rates during the previous year under analysis.

3	Financial, capital and insurance risks management (continued)

(a)	Financial risk management (continued)

(i)	Market risk (continued)

(3)	Cash flow interest rate risk (continued)

The Company has entered into a floating-to-fixed interest rate swap agreement to hedge against cash flow interest rate risk of a loan. According to the interest rate swap agreement, the Company agrees with the counterparty to settle the difference between fixed contract rates and floating rate interest amounts calculated by reference to the agreed notional amounts quarterly until 2019. Tuas Power Generation Pte Ltd. (“TPG”) also entered into a number of floating-to-fixed interest rate swap agreements to hedge against cash flow interest rate risk of a loan. According to the interest rate swap agreements, TPG agrees with the counterparty to settle the difference between fixed contract rates and floating rate interest amounts calculated by reference to the agreed notional amount semi-annually until 2020. Please refer to Note 13 for details.

(ii)	Credit risk

Credit risk arises from bank deposits, accounts receivable, other receivables, other non- current assets and loans to subsidiaries. The maximum exposures of bank deposits, accounts receivable, other receivables and other non-current assets are disclosed in Note 34, 18, 17 and 15 to the financial statements, respectively, and maximum exposures of loans to subsidiaries are disclosed in Note 9 (b).

Bank deposits are placed with reputable banks and financial institutions. In addition, a significant portion is deposited with a non-bank financial institution which is a related party of the Company. The Company has a director on the Board of this non-bank financial institution and exercises influence. Corresponding maximum exposures of these bank deposits are disclosed in Note 35(a)(i) to the financial statements.

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

Singapore subsidiaries derive revenue mainly from sale of electricity to the National Electricity Market of Singapore operated by Energy Market Company Pte Ltd., which does not have high credit risk. They also derive revenue mainly from retailing electricity to consumers with monthly consumption of more than 10,000kWh. These customers engage in a wide spectrum of manufacturing and commercial activities in a variety of industries. They hold cash deposits of RMB188.86 million (2012: RMB200.31 million) and guarantees from creditworthy financial institutions to secure substantial obligations of the customers.

Regarding balances with subsidiaries, the Company obtain the financial statements of all subsidiaries and assess the financial performance and cash flows of those subsidiaries periodically to manage the credit risk of loans to subsidiaries.

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

The Company and its subsidiaries maintain flexibility in funding by cash generated by their operating activities and availability of committed credit facilities.

Financial liabilities due within 12 months are presented as the current liabilities in the balance sheets. The repayment schedules of the long-term loans and long-term bonds and cash flows of derivative financial liabilities are disclosed in Note 23, 24 and 13, respectively.

(b)	Fair value estimation

(i)	Fair value measurements

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

·	Level 1- Quoted prices (unadjusted) in active markets for identical assets or liabilities.
·	Level 2- Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).
·	Level 3- Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The following table presents the assets and liabilities of the Company and its subsidiaries that are measured at fair value at December 31, 2013.

	The Company and its subsidiaries
	Level 1	Level 2	Level 3	Total

Assets
Financial assets at fair value through profit or loss
– Trading derivatives (Note 13)	-	23,783	-	23,783

Derivatives used for hedging (Note 13)	-	82,189	-	82,189

Available-for-sale financial assets
– Equity securities (Note 10)	1,627,777	-	-	1,627,777

Total assets	1,627,777	105,972	-	1,733,749

Liabilities
Financial liabilities at fair value through profit or loss
– Trading derivatives (Note 13)	-	29,814	-	29,814

Derivatives used for hedging (Note 13)	-	397,182	-	397,182

Total liabilities	-	426,996	-	426,996

3	Financial, capital and insurance risks management (continued)

(b)	Fair value estimation (continued)

(i)	Fair value measurements (continued)

The following table presents the assets and liabilities of the Company and its subsidiaries that are measured at fair value at December 31, 2012.

	The Company and its subsidiaries
	Level 1	Level 2	Level 3	Total

Assets
Financial assets at fair value through profit or loss
– Trading derivatives (Note 13)	-	1,286	-	1,286
– Trading securities	93,753	-	-	93,753

Derivatives used for hedging (Note 13)	-	67,705	-	67,705

Available-for-sale financial assets
– Equity securities (Note 10)	1,769,435	-	-	1,769,435

Total assets	1,863,188	68,991	-	1,932,179

Liabilities
Financial liabilities at fair value through profit or loss
– Trading derivatives (Note 13)	-	1,214	-	1,214

Derivatives used for hedging (Note 13)	-	924,432	-	924,432

Total liabilities	-	925,646	-	925,646

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the Company and its subsidiaries is the current bid price. These instruments are included in level 1. As at December 31, 2013, instrument included in level 1 is an equity investment in China Yangtze Power Co., Ltd. (“Yangtze Power”) classified as available for sale.

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

3	Financial, capital and insurance risks management (continued)

(b)	Fair value estimation (continued)

(i)	Fair value measurements (continued)

Specific valuation techniques used to value financial instruments include:

·	The forward exchange contracts and fuel oil swaps are both valued using quoted market prices or dealer quotes for similar instruments.

·	The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves.

Instruments included in level 2 comprise forward exchange contracts, fuel oil swaps and interest rate swaps.

There were no significant transfers of financial instruments between level 1 and level 2 fair value hierarchy classifications in 2013.

(ii)	Fair value disclosures

The carrying value less provision for doubtful accounts of accounts receivable, other receivables and assets, accounts payable and other liabilities, short-term bonds and short-term loans approximated their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Company and its subsidiaries for similar financial instruments.

The estimated fair value of long-term loans and long-term bonds (both including current maturities) was approximately RMB73.03 billion and RMB29.27 billion as at December 31, 2013 (2012: RMB81.32 billion and RMB23.11 billion), respectively. The aggregate book value of these liabilities was approximately RMB73.31 billion and RMB29.42 billion as at December 31, 2013 (2012: RMB81.62 billion and RMB22.88 billion), respectively.

(c)	Capital risk management

The objectives of the Company and its subsidiaries when managing capital are to safeguard the ability of the Company and its subsidiaries in continuing as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

The Company and its subsidiaries monitor capital by using debt ratio analysis. This ratio is calculated as total liabilities (sum of current liabilities and non-current liabilities) divided by total assets as shown in the consolidated balance sheet. During 2013, the strategy of the Company and its subsidiaries remained unchanged from 2012. The debt ratio of the Company and its subsidiaries as at December 31, 2013 was 71.33% (2012: 74.54%).

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

(a)	Accounting estimates on impairment of goodwill and power generation licence

The Company and its subsidiaries perform test annually whether goodwill and power generation license have suffered any impairment in accordance with the accounting policies stated in Note 2(j) and 2(g), respectively. The recoverable amounts of CGU or CGUs to which goodwill and the power generation license have been allocated are determined based on value-in-use calculations. These calculations require the use of estimates (Note 14 and 12). It is reasonably possible, based on existing knowledge, that outcomes within the next financial period that are different from assumptions could require a material adjustment to the carrying amounts of goodwill and power generation license.

For goodwill allocated to CGUs in the PRC, changes of assumptions in tariff and fuel price could have affected the results of goodwill impairment assessment. As at December 31, 2013, if tariff had decreased by 1% or 5% from management’s estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognize impairment against goodwill by approximately RMB115 million and RMB1,864 million, respectively. If fuel price had increased by 1% or 5% from the management’s estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognize impairment against goodwill by nil and approximately RMB111 million, respectively.

For sensitivity analysis of goodwill and power generation licence of Tuas Power, please refer to Note 14 and 12.

4	Critical accounting estimates and judgements (continued)

(b)	Useful life of power generation licence

As at year end, management of the Company and its subsidiaries assessed that the estimated useful life for its power generation license is indefinite. This assessment is based on the expected renewal of power generation license without significant restriction and cost, together with the consideration on related future cash flows generated and the expectation of continuous operations. Based on existing knowledge, outcomes within the next financial period that are different from assumptions could require a change to the carrying amount of power generation license.

(c)	Useful lives of property, plant and equipment

Management of the Company and its subsidiaries determines the estimated useful lives of property, plant and equipment and respective depreciation. The accounting estimate is based on the expected wears and tears incurred during power generation. Wears and tears can be significantly different following renovation each time. When the useful lives differ from the original estimated useful lives, management will adjust the estimated useful lives accordingly. It is possible that the estimates made based on existing experience are different to the actual outcomes within the next financial period and could cause a material adjustment to the depreciation and carrying amount of property, plant and equipment.

(d)	Estimated impairment of property, plant and equipment

The Company and its subsidiaries test whether property, plant and equipment suffered any impairment whenever an impairment indication exists. In accordance with Note 2(j), an impairment loss is recognized for the amount by which the carrying amount of the asset exceeds its recoverable amount. It is reasonably possible, based on existing knowledge, that outcomes within the next financial period that are different from assumptions could require a material adjustment to the carrying amount of property, plant and equipment.

Changes of assumptions in tariff and fuel price will affect the result of property, plant and equipment impairment assessment. For power plants assets that are subject to impairment testing, as at December 31, 2013, if tariff had decreased by 1% or 5% from management’s estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognize impairment against property, plant and equipment by approximately RMB13 million and RMB734 million, respectively. If fuel price had increased by 1% or 5% from the management’s estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognize impairment against property, plant and equipment by approximately RMB8 million and RMB40 million, respectively.

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

5	Revenue and segment information

Revenues recognized during the year are as follows:

	For the Year Ended December 31,
	2013	2012	2011

Sales of power and heat	132,478,643	131,936,955	131,225,050
Port service	352,988	330,518	319,388
Transportation service	133,147	101,205	104,253
Others	868,097	1,597,981	1,772,078

Total	133,832,875	133,966,659	133,420,769

Directors and certain senior management of the Company perform the function as the chief operating decision maker (collectively referred to as the “senior management”). The senior management reviews the internal reporting of the Company and its subsidiaries in order to assess performance and allocate resources. The Company has determined the operating segments based on these reports. The reportable segments of the Company are the PRC power segment, Singapore segment and all other segments (mainly including port and transportation operations). No operating segments have been aggregated to form a reportable segment.

Senior management assesses the performance of the operating segments based on a measure of profit before income tax expense under China Accounting Standard for Business Enterprises (“PRC GAAP”) excluding dividend income received from available-for-sale financial assets and operating results of the centrally managed and resource allocation functions of headquarters (“Segment results”). Other information provided, except as noted below, to the senior management of the Company is measured under PRC GAAP.

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

	PRC power	Singapore	All other
	segment	segment	segments	Total

For the year ended December 31, 2013
Total revenue	119,084,406	14,239,562	660,029	133,983,997
Inter-segment revenue	-	-	(151,122)	(151,122)

Revenue from external customers	119,084,406	14,239,562	508,907	133,832,875

Segment results	17,630,165	157,079	(108,246)	17,678,998

Interest income	98,737	70,445	1,541	170,723
Interest expense	(6,968,512)	(448,876)	(138,139)	(7,555,527)
Depreciation and amortization	(10,633,399)	(686,619)	(158,583)	(11,478,601)
Net (loss)/gain on disposal of property, plant and equipment	(906,285)	(987)	10,560	(896,712)
Share of profits of associates and joint ventures	587,062	-	(127,659)	459,403
Income tax expense	(4,486,588)	(43,774)	(14,591)	(4,544,953)

For the year ended December 31, 2012
Total revenue	113,685,824	19,841,166	614,688	134,141,678
Inter-segment revenue	-	-	(175,019)	(175,019)

Revenue from external customers	113,685,824	19,841,166	439,669	133,966,659

Segment results	8,391,022	1,242,808	(51,308)	9,582,522

Interest income	104,777	70,047	578	175,402
Interest expense	(8,006,824)	(481,124)	(126,882)	(8,614,830)
Depreciation and amortization	(10,280,131)	(619,823)	(147,239)	(11,047,193)
Net (loss)/gain on disposal of property, plant and equipment	(261,564)	46	8,777	(252,741)
Share of profits of associates and joint ventures	608,958	-	(102,887)	506,071
Income tax expense	(2,350,097)	(212,188)	(12,525)	(2,574,810)

For the year ended December 31, 2011
Total revenue	111,618,962	21,366,067	691,110	133,676,139
Inter-segment revenue	-	-	(255,370)	(255,370)

Revenue from external customers	111,618,962	21,366,067	435,740	133,420,769

Segment results	622,256	1,579,205	29,544	2,231,005

Interest income	88,498	77,043	642	166,183
Interest expense	(6,852,893)	(475,848)	(100,489)	(7,429,230)
Depreciation and amortization	(11,114,793)	(611,041)	(141,242)	(11,867,076)
Net (loss)/gain on disposal of property, plant and equipment	(3,380)	8,531	937	6,088
Share of profits of associates and joint ventures	552,225	-	26,298	578,523
Income tax expense	(666,424)	(308,254)	(9,206)	(983,884)

5	Revenue and segment information (continued)

	PRC power	Singapore	All other
	segment	segment	segments	Total

December 31, 2013
Segment assets	213,582,220	29,722,516	11,409,260	254,713,996
Including:
Additions to non-current assets (excluding financial assets and deferred income tax assets)	16,730,985	1,103,389	1,504,584	19,338,958
Investments in associates	10,991,166	-	2,379,531	13,370,697
Investments in joint ventures	798,000	-	978,013	1,776,013
Segment liabilities	(156,529,664)	(15,926,935)	(5,106,756)	(177,563,355)

December 31, 2012
Segment assets	210,014,318	32,283,757	9,225,290	251,523,365
Including:
Additions to non-current assets (excluding financial assets and deferred income tax assets)	30,557,482	2,396,858	1,261,944	34,216,284
Investments in associates	10,449,684	-	914,600	11,364,284
Investments in joint ventures	640,000	-	1,056,637	1,696,637
Segment liabilities	(160,960,185)	(17,872,738)	(4,060,893)	(182,893,816)

A reconciliation of revenue from external customers to operating revenue is provided as follows:

	For the Year Ended December 31,
	2013	2012	2011

Revenue from external customers (PRC GAAP)	133,832,875	133,966,659	133,420,769
Reconciling item:
Impact of IFRS adjustment*	-	-	-
Operating revenue per consolidated statement of comprehensive income	133,832,875	133,966,659	133,420,769

A reconciliation of segment result to profit before income tax expense is provided as follows:

	For the Year Ended December 31,
	2013	2012	2011

Segment results (PRC GAAP)	17,678,998	9,582,522	2,231,005
Reconciling items:
Loss related to the headquarters	(381,830)	(466,430)	(129,683)
Investment income from China Huaneng Finance Co., Ltd. (“Huaneng Finance”)	166,734	124,092	81,939
Dividend income of available-for-sale financial assets	185,399	187,080	164,881
Impact of IFRS adjustments*	(226,612)	(550,479)	(297,775)

Profit before income tax expense per consolidated statement of comprehensive income	17,422,689	8,876,785	2,050,367

5	Revenue and segment information (continued)

Reportable segments’ assets are reconciled to total assets as follows:

	As at December	As at December
	31, 2013	31, 2012

Total segment assets (PRC GAAP)	254,713,996	251,523,365
Reconciling items:
Investment in Huaneng Finance	1,270,016	1,257,181
Deferred income tax assets	762,561	672,840
Prepaid income tax	5,119	14,850
Available-for-sale financial assets	3,161,164	3,102,822
Corporate assets	361,996	290,811
Impact of IFRS adjustments*	1,957,908	2,238,503

Total assets per consolidated balance sheet	262,232,760	259,100,372

Reportable segments’ liabilities are reconciled to total liabilities as follows:

	As at December	As at December
	31, 2013	31, 2012

Total segment liabilities (PRC GAAP)	(177,563,355)	(182,893,816)
Reconciling items:
Current income tax liabilities	(700,082)	(788,624)
Deferred income tax liabilities	(1,788,922)	(1,776,203)
Corporate liabilities	(6,177,875)	(6,484,987)
Impact of IFRS adjustments*	(809,552)	(1,196,400)

Total liabilities per consolidated balance sheet	(187,039,786)	(193,140,030)

Other material items:

			Investment
			income from	Impact of
	Reportable		Huaneng	IFRS
	segment total	Headquarters	Finance	adjustments*	Total

For the year ended December 31, 2013
Interest expense	(7,555,527)	(231,945)	-	-	(7,787,472)
Depreciation and amortization	(11,478,601)	(23,540)	-	(43,374)	(11,545,515)
Share of profits of associates/joint ventures	459,403	-	166,734	(11,054)	615,083
Income tax expense	(4,544,953)	-	-	22,282	(4,522,671)

For the year ended December 31, 2012
Interest expense	(8,614,830)	(282,267)	-	-	(8,897,097)
Depreciation and amortization	(11,047,193)	(42,749)	-	(166,468)	(11,256,410)
Share of profits of associates/joint ventures	506,071	-	124,092	(7,805)	622,358
Income tax expense	(2,574,810)	-	-	64,440	(2,510,370)

For the year ended December 31, 2011
Interest expense	(7,429,230)	(306,956)	-	-	(7,736,186)
Depreciation and amortization	(11,867,076)	(33,017)	-	(179,457)	(12,079,550)
Share of profits of associates/joint ventures	578,523	-	81,939	43,099	703,561
Income tax expense	(983,884)	-	-	114,957	(868,927)

5	Revenue and segment information (continued)

*	The GAAP adjustments above primarily represented the classification adjustments and other adjustments. The GAAP adjustments other than classification adjustments were primarily brought forward from prior years. Such differences will be gradually eliminated following subsequent depreciation and amortization of related assets or the extinguishment of liabilities.

Geographical information (Under IFRS):

(i)	External revenue generated from the following countries:

	For the Year Ended December 31,
	2013	2012	2011

PRC	119,593,313	114,125,493	112,054,702
Singapore	14,239,562	19,841,166	21,366,067

Total	133,832,875	133,966,659	133,420,769

(ii)	Non-current assets (excluding financial assets and deferred income tax assets) are located in the following countries:

	As at December	As at December
	31, 2013	31, 2012

PRC	198,621,517	192,281,707
Singapore	24,920,351	26,459,701

Total	223,541,868	218,741,408

The information on the portion of external revenue of the Company and its subsidiaries which is generated from sales to major customers of the Company and its subsidiaries at amount equal to or more than 10% of external revenue is as follows:

	For the Year Ended December 31,
	2013		2012		2011
	Amount	Proportion	Amount	Proportion	Amount	Proportion

Jiangsu Electric Power Company	16,950,098	13%	16,289,628	12%	16,121,843	12%
Shandong Electric Power Corporation	16,545,732	12%	16,492,367	12%	15,151,313	11%

6	Profit before income tax expense

Profit before income tax expense was determined after charging/(crediting) the following:

	For the Year Ended December 31,
	2013	2012	2011

Interest expense on bank loans	5,279,152	7,213,544	7,049,379
Interest expense on other loans	293,788	209,193	391,567
Interest expense on long-term bonds	1,461,317	1,316,637	783,156
Interest expense on short-term bonds	1,251,679	806,990	386,408

Total interest expense	8,285,936	9,546,364	8,610,510
Less: amounts capitalized in property, plant and equipment	(498,464)	(649,267)	(874,324)

	7,787,472	8,897,097	7,736,186

Auditors’ remuneration	32,340	31,030	33,935
Loss/(gain) on disposals/write-off of property, plant and equipment, net	897,222	252,741	(7,911)
Operating leases	331,559	269,833	299,574
Depreciation of property, plant and equipment	11,293,522	11,032,748	11,866,705
Impairment loss of intangible assets	-	-	15,661
Impairment loss of property, plant and equipment (Note 7)	472,921	903,463	80,828
Impairment loss of goodwill (Note 14)	980,513	107,735	291,734
Amortization of other non-current assets	112,384	86,275	81,276
Fuel	73,807,817	82,355,449	90,546,192
Reversal of provision for doubtful accounts	(2,610)	(10,310)	(19,747)
(Reversal of)/provision for inventory obsolescence	(824)	12,155	(3,353)

Other operating expenses consist of impairment loss of property, plant and equipment and goodwill, environmental protection expenses, substituted power arrangement expenses, insurance, cost of coal sales and other miscellaneous expenses.

7	Property, plant and equipment

				Electric	Transport-
		Port		utility plant	ation
	Dam	facilities	Buildings	in service	facilities	Others	CIP	Total

As at 1 January 2012
Cost	110,802	2,407,271	4,470,124	239,281,405	793,339	4,235,895	23,940,930	275,239,766
Accumulated depreciation	(5,772)	(211,276)	(1,444,536)	(88,717,256)	(311,832)	(2,156,766)	-	(92,847,438)
Accumulated impairment loss	-	-	-	(4,371,369)	-	(43,407)	(9,551)	(4,424,327)

Net book value	105,030	2,195,995	3,025,588	146,192,780	481,507	2,035,722	23,931,379	177,968,001

Year ended December 31, 2012
Beginning of the year	105,030	2,195,995	3,025,588	146,192,780	481,507	2,035,722	23,931,379	177,968,001
Reclassification	23,718	-	574,015	(593,933)	-	(3,800)	-	-
Additions	-	-	8,011	353,466	69,000	203,682	12,335,900	12,970,059
Transfer from CIP	471,622	72,358	145,306	15,675,975	42	129,018	(16,494,321)	-
Disposals	-	-	(9,139)	(979,652)	(8,064)	(67,155)	(1,263,081)	(2,327,091)
Depreciation charge	(8,881)	(73,121)	(173,926)	(10,360,352)	(38,336)	(429,140)	-	(11,083,756)
Impairment charge	-	-	-	(866,666)	-	(1,798)	(34,999)	(903,463)
Currency translation differences	-	-	-	207,282	-	1,226	181,369	389,877

End of the year	591,489	2,195,232	3,569,855	149,628,900	504,149	1,867,755	18,656,247	177,013,627

As at December 31, 2012
Cost	606,141	2,479,629	5,297,159	251,732,881	723,816	4,327,587	18,724,052	283,891,265
Accumulated depreciation	(14,652)	(284,397)	(1,727,304)	(97,189,822)	(219,667)	(2,413,135)	-	(101,848,977)
Accumulated impairment loss	-	-	-	(4,914,159)	-	(46,697)	(67,805)	(5,028,661)

Net book value	591,489	2,195,232	3,569,855	149,628,900	504,149	1,867,755	18,656,247	177,013,627

Year ended December 31, 2013
Beginning of the year	591,489	2,195,232	3,569,855	149,628,900	504,149	1,867,755	18,656,247	177,013,627
Reclassification	11,144	670,128	135,903	(837,941)	(58,604)	79,370	-	-
Acquisition of subsidiaries (Note 40)	-	-	-	38	-	1,788	762,661	764,487
Additions	-	-	2,173	374,196	100,990	207,529	17,076,945	17,761,833
Transfer from CIP	56,105	528,151	471,852	13,350,005	8,251	180,716	(14,595,080)	-
Reclassification to assets held for sale (Note 19)	-	(261,484)	(10,703)	-	-	(48,881)	(42,880)	(363,948)
Disposals	(4,094)	(5,607)	(266,578)	(951,162)	(3,607)	(44,356)	(49,231)	(1,324,635)
Disposal of a subsidiary	-	-	-	(7,745)	-	(124)	-	(7,869)
Depreciation charge	(16,410)	(80,933)	(174,495)	(10,662,926)	(37,423)	(343,416)	-	(11,315,603)
Impairment charge	-	-	(11,539)	(456,021)	-	(5,361)	-	(472,921)
Currency translation differences	-	-	-	(385,072)	-	(1,868)	(252,850)	(639,790)

End of the year	638,234	3,045,487	3,716,468	150,052,272	513,756	1,893,152	21,555,812	181,415,181

As at December 31, 2013
Cost	668,650	3,479,480	5,644,172	260,624,078	768,203	4,610,653	21,584,252	297,379,488
Accumulated depreciation	(30,416)	(433,993)	(1,883,488)	(105,512,124)	(254,447)	(2,647,293)	-	(110,761,761)
Accumulated impairment loss	-	-	(44,216)	(5,059,682)	-	(70,208)	(28,440)	(5,202,546)

Net book value	638,234	3,045,487	3,716,468	150,052,272	513,756	1,893,152	21,555,812	181,415,181

Interest capitalization

Interest expense of approximately RMB498 million (2012 and 2011: RMB649 million and RMB874 million) arising on borrowings for the construction of property, plant and equipment were capitalized during the year and were included in ‘Additions’ in property, plant and equipment. A capitalization rate of approximately 5.74% (2012 and 2011: 6.40% and 5.86%) per annum was used.

Impairment

In 2013, impairment losses for certain property, plant and equipment of approximately RMB473 million have been recognized. Factors leading to the impairment primarily included shut-down of power plants and the continuous deterioration in utilization of certain non-power assets in a foreign subsidiary. A discount rate of 8.80% and 12.84% was adopted in the value in use model in the determination of the recoverable amounts for the coal-fired power plants and for the CGU of the foreign subsidiary respectively.

In 2012 and 2011, impairment losses for certain property, plant and equipment of approximately RMB903 million and RMB81 million have been recognized, respectively.

7	Property, plant and equipment (continued)

Property, plant and equipment held under finance leases

As at December 31, 2013, certain property, plant and equipment with original cost of RMB130 million (2012: RMB139 million) were held under finance leases, which mainly included ships and pipeline assets.

Security

As at December 31, 2013, property, plant and equipment with net book value amounting to RMB203.17million was secured to a bank as collateral against a long-term loan of RMB123 million (2012: net book value RMB225.46 million, long-term loans RMB149 million) (Note 23).

8	Investments in associates and joint ventures

	2013	2012

Beginning of the year	14,596,771	13,588,012
Additional capital injections in associates	430,480	467,574
Additional capital injection in a joint venture	158,000	480,000
Acquisition of an associate	1,508,316	-
Share of net profits	615,083	622,358
Share of other comprehensive (loss)/income	(35,481)	30,070
Dividends	(541,960)	(591,243)
Others	(52,515)	-

End of the year	16,678,694	14,596,771

As at December 31, 2013, investments in associates and joint ventures of the Company and its subsidiaries, are unlisted except for Shenzhen Energy Corporation Limited (“SECL”) which is listed on the Shenzhen Stock Exchange, and were as follows:

					Percentage of
					equity interest
	Country of	Registered		Business nature and	held
Name	incorporation	capital		scope of operation	Direct	Indirect[1]

Associates:

Shandong Rizhao Power Company Ltd. (“Rizhao Power Company”)	PRC	RMB	1,245,587,900	Power generation	44%	-

Shenzhen Energy Group Co., Ltd. (“SEG”)	PRC	RMB	230,971,224	Development, production and sale of regular energy, new energy and energy construction project, etc.	25%	-

SECL*	PRC	RMB	2,642,994,398	Energy and investment in related industries	25.02%	-

Hebei Hanfeng Power Generation Limited Liability Company	PRC	RMB	1,975,000,000	Power generation	40%	-

Chongqing Huaneng Lime Company Limited (“Lime Company”)	PRC	RMB	50,000,000	Lime production and sale, construction materials, chemical engineering product	-	15%

8	Investments in associates and joint ventures (continued)

					Percentage of
					equity interest
	Country of	Registered		Business nature and	held
Name	incorporation	capital		scope of operation	Direct	Indirect[1]

Associates: (continued)

Huaneng Finance	PRC	RMB	5,000,000,000	Provision for financial service including fund deposit services, lending, finance lease arrangements, notes discounting and entrusted loans and investment arrangement within Huaneng Group	20%	-

Huaneng Sichuan Hydropower Co., Ltd.	PRC	RMB	1,469,800,000	Development, investment, construction, operation and management of hydropower	49%	-

Yangquan Coal Industry Group Huaneng Coal-fired Power Investment Co., Ltd.	PRC	RMB	1,000,000,000	Investment, development, consulting and management services of coal and power generation projects	49%	-

Huaneng Shidaowan Nuclear Power Development Co., Ltd.	PRC	RMB	1,000,000,000	Preparation for construction of pressurized water reactor power plant project	30%	-

Bianhai Railway Co., Ltd.	PRC	RMB	389,000,000	Railway construction, freight transportation, materials supplies, agency service, logistics and storage at coastal industrial base in Yingkou, Liaoning	37%	-

Huaneng Shenbei Co-generation Limited Liability Company	PRC	RMB	70,000,000	Production and sales of electricity and heat, construction and operation of power plants	40%	-

Hainan Nuclear Power Co., Ltd.	PRC	RMB	2,059,334,000	Construction and operation of nuclear power plants, production and sales of electricity	30%	-

Shanxi Lu’an Group Zuoquan Wulihou Coal Co., Ltd.	PRC	RMB	206,452,910	Coal production and sales	34%	-

Huaneng (Tianjin) Coal Gasification Power Generation Co., Ltd.	PRC	RMB	734,000,000	Power generation, facilities installation, heat supply	35.97%	-

Huaneng (Tianjin) Coal Gasification Power Generation Co., Ltd.	PRC	RMB	734,000,000	Power generation, facilities installation, heat supply	35.97%	-

China Huaneng Group Fuel Co., Ltd.(“Huaneng Group Fuel Company”) **	PRC	RMB	3,000,000,000	Wholesale of coal, import and export of coal	50%

Joint ventures:
Shanghai Time Shipping Co., Ltd. (“Shanghai Time Shipping”)	PRC	RMB	1,200,000,000	International and domestic sea transportation	50%	-

Jiangsu Nantong Power Generation Co., Ltd. (“Nantong Power”)	PRC	RMB	1,596,000,000	Operation and Management of power generation plants and related projects	-	35%

[1]	The indirect percentage of equity interest held represents the effective ownership interest of the Company and its subsidiaries.

8	Investments in associates and joint ventures (continued)

*	As at December 31, 2012, the Company holds 240 million shares, representing 9.08% shareholding of SECL, which is a subsidiary of Shenzhen Energy Management Corporation, one of the Company’s associates. Considering the equity interest effectively held by the Company directly and indirectly through Shenzhen Energy Management Corporation, and directors as well as supervisors are appointed by the Company in SECL, the Company exercises significant influence on the operations of SECL and has classified it as an associate. In February 2013, SECL merged Shenzhen Energy Management Corporation through the combination of directional seasoned offering and cash payment to the shareholders of Shenzhen Energy Management Corporation, Shenzhen State-owned Assets Supervision and Administration Commission and the Company. After the merger, Shenzhen Energy Management Corporation was revoked. Before the merger, the Company held an effective 25.02% interests in SECL, including 15.94% shares indirectly held through Shenzhen Energy Management Corporation. After the merger, the Company directly holds 661,161,106 shares, representing 25.02% shares in SECL. Therefore, the merger does not have material impact to the Company’s financial statements.

As at December 31, 2013, the fair value of the Company’s shares in SECL was RMB3,636 million (2012:RMB1,435 million).

**	The Company completed the acquisition of 50% equity interests in Huaneng Group Fuel Company from Huaneng Group in 2013. In accordance with the articles of the association of the investee, the Company could exercise significant influence on the investee and therefore accounts for the investment under the equity method.

All the above associates and joint ventures are accounted for under the equity method in the consolidated financial statements.

8	Investments in associates and joint ventures (continued)

Summarized financial information of the material associates, adjusted for any differences in accounting policies and acquisition adjustments, and reconciliation to the carrying amounts in the consolidated financial statements, are disclosed below:

									Huaneng Group
	Sichuan Hydropower		SECL		Huaneng Finance		Hanfeng Power		Fuel Company
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012

Gross amounts of the associates’
Current assets	714,010	886,117	8,505,710	9,230,340	13,422,872	16,704,782	696,030	962,874	5,433,923	—
Non-current assets	14,186,032	13,390,608	23,876,390	22,551,373	13,121,228	11,633,534	3,337,694	3,598,057	4,279,796	—
Current liabilities	(2,577,081)	(2,368,326)	(11,418,660)	(7,001,175)	(20,179,865)	(21,977,806)	(1,602,031)	(1,104,091)	(3,067,039)	—
Non-current liabilities	(7,701,162)	(7,498,647)	(2,319,590)	(7,269,441)	(14,155)	(74,606)	(218,129)	(1,455,687)	(3,452,941)	—
Equity	4,621,799	4,409,752	18,643,850	17,511,097	6,350,080	6,285,904	2,213,564	2,001,153	3,193,739	—
-Equity attributable to shareholders	3,568,759	3,413,233	16,203,300	15,191,329	6,350,080	6,285,904	2,213,564	2,001,153	3,065,683	—
-Non-controlling interests	1,053,040	996,519	2,440,550	2,319,768	-	-	-	-	128,056	—

Revenue	2,379,451	2,572,325	12,398,660	12,828,480	1,282,665	1,388,682	2,750,621	3,004,117	10,036,310	—
Profit from continuing operations	338,500	464,727	1,200,888	628,669	833,668	620,461	221,571	145,890	78,128	—
Other comprehensive income	(441)	(539)	11,070	(2,909)	(190,172)	172,280	-	-	-	—
Total comprehensive income	338,059	464,188	1,211,958	625,760	643,496	792,741	221,571	145,890	78,128	—
Dividend received from the associate	265,026	247,943	66,116	24,000	110,000	80,000	-	-	-	—

Reconciled to the interests in the associates
Gross amounts of net assets of the associate	3,568,759	3,413,233	16,203,300	15,191,329	6,350,081	6,285,904	2,213,564	2,001,153	3,065,683	—
The Company and its subsidiaries’ effective interest	49%	49%	25.02%	9.08%	20%	20%	40%	40%	50%	—
The Company and its subsidiaries’ share of net assets of the associate	1,748,692	1,672,484	4,053,255	1,379,373	1,270,016	1,257,181	885,426	800,461	1,532,842	—
Impact of adjustments	240,990	248,255	1,161,809	454,143	-	-	347,108	343,444	14,539	—
Carrying amount in the consolidated financial statements	1,989,682	1,920,739	5,215,064	1,833,516	1,270,016	1,257,181	1,232,534	1,143,905	1,547,381	—

8	Investments in associates and joint ventures (continued)

Aggregate information of associates that are not individually material:

	2013	2012

Aggregate carrying amount of individually immaterial associates in the consolidated financial statements	3,648,004	6,744,794

Aggregate amounts of the Company and its subsidiaries’ share of those associates
(Loss) / Profit from continuing operations	(66,986)	132,547
Other comprehensive loss	-	(3,858)
Total comprehensive (loss) / income	(66,986)	128,689

Summarized financial information of a material joint venture Shanghai Time Shipping, adjusted for any differences in accounting policies and acquisition adjustment, and reconciliation to the carrying amount in the consolidated financial statements, are disclosed below:

	2013	2012

Gross amounts of joint ventures’
Current assets	1,155,333	594,940
Non-current assets	6,307,235	6,356,464
Current liabilities	(3,260,857)	(2,120,801)
Non-current liabilities	(2,282,333)	(2,753,977)
Equity	1,919,378	2,076,626

Included in the above assets and liabilities:
Cash and cash equivalents	210,326	148,401
Current financial liabilities (excluding trade and other payables and provisions)	(2,924,308)	(1,953,524)
Non-current financial liabilities (excluding trade and other payables and provisions)	(2,282,333)	(2,753,977)

Revenue	3,638,341	2,097,866
(Loss) / profit from continuing operations	(157,249)	45,128
Total comprehensive (loss) / income	(157,249)	45,128

Included in the above profit:
Depreciation and amortization	305,863	273,891
Interest income	1,487	846
Interest expense	219,974	169,190
Income tax expense	318	16,254

Reconciled to the interest in the joint venture:
Gross amounts of net assets of Shanghai Time Shipping	1,919,378	2,076,627
The Company’s effective interest	50%	50%
The Company’s share of net assets	959,689	1,038,314
Impact of adjustments	18,324	18,324
Carrying amount in the consolidated financial statements	978,013	1,056,638

The financial information of the other joint venture, i.e. Nantong Power, which was under construction as at December 31, 2013 and is not individually material, are as follows:

	2013	2012

Carrying amount in the consolidated financial statements	798,000	640,000

9	Investments in subsidiaries

As at December 31, 2013, the investments in subsidiaries of the Company and its subsidiaries, all of which are unlisted, were as follows:

(i)	Subsidiaries acquired from business combinations under common control

						Percentage of
					Business nature	equity interest
	Country of	Type of	Registered		and scope	held
Name of subsidiary	incorporation	legal entity	capital		of operations	Direct	Indirect[1]

Huaneng (Suzhou Industrial Park) Power Generation Co., Ltd.	PRC	Limited liability company	RMB	632,840,000	Power generation	75%	-

Huaneng Qinbei Power Co., Ltd. (“Qinbei Power Company”)	PRC	Limited liability company	RMB	1,540,000,000	Power generation	60%	-

Huaneng Yushe Power Generation Co., Ltd. (“Yushe Power Company”)	PRC	Limited liability company	RMB	615,760,000	Power generation	60%	-

Huaneng Hunan Yueyang Power Generation Limited Liability Company (“Yueyang Power Company”)	PRC	Limited liability company	RMB	1,935,000,000	Power generation	55%	-

Huaneng Chongqing Luohuang Power Generation Limited Liability Company (“Luohuang Power Company”)	PRC	Limited liability company	RMB	1,748,310,000	Power generation	60%	-

Huaneng Pingliang Power Generation Co., Ltd. (“Pingliang Power Company”)	PRC	Limited liability company	RMB	924,050,000	Power generation	65%	-

Huaneng Nanjing Jinling Power Co., Ltd. (“Jinling Power Company”)	PRC	Limited liability company	RMB	1,513,136,000	Power generation	60%	-

Huaneng Qidong Wind Power Generation Co., Ltd.	PRC	Limited liability company	RMB	269,600,000	Development of wind power project, production and sales of electricity	65%	-

Tianjin Huaneng Yangliuqing Co-generation Limited Liability Company (“Yangliuqing Cogeneration”)	PRC	Limited liability company	RMB	1,537,130,909	Power generation, heat supply, facilities installation, maintenance and related services	55%	-

Huaneng Beijing Co-generation Limited Liability Company (“Beijing Cogeneration”) (i)	PRC	Limited liability company	RMB	1,600,000,000	Construction and operation of power plants and related construction projects	41%	-

1 The indirect percentage of equity interest held represents the effective ownership interest of the Company and its subsidiaries.

The subsidiaries above and the Company are all controlled by Huaneng Group before and after the acquisitions.

9	Investments in subsidiaries (continued)

(ii)	Subsidiaries acquired from business combinations not under common control or acquired through other ways

						Percentage of
					Business nature	equity interest
	Country of	Type of	Registered		and scope	held
Name of subsidiary	incorporation	legal entity	capital		of operations	Direct	Indirect[1]

Huaneng Weihai Power Limited Liability Company (“Weihai Power Company”)	PRC	Limited liability company	RMB	1,781,838,288	Power generation	60%	-

Huaneng Taicang Power Co., Ltd.	PRC	Limited liability company	RMB	804,146,700	Power generation	75%	-

Huaiyin Power Power Limited Company	PRC	Limited liability company	RMB	265,000,000	Power generation	100%	-

Huaneng Huaiyin II Power Limited Company	PRC	Limited liability company	RMB	930,870,000	Power generation	63.64%	-

Huaneng Xindian Power Co., Ltd.	PRC	Limited liability company	RMB	465,600,000	Power generation	95%	-

Huaneng Shanghai Combined Cycle Power Limited Liability Company	PRC	Limited liability company	RMB	699,700,000	Power generation	70%	-

Huaneng International Power Fuel Limited Liability Company	PRC	Limited liability company	RMB	200,000,000	Wholesale of coal	100%	-

Huaneng Shanghai Shidongkou Power Generation Limited (ii) (“Shidongkou Power Company”)	PRC	Limited liability company	RMB	990,000,000	Power generation	50%	-

Huade County Daditaihong Wind Power Utilization Limited Liability Company	PRC	Limited liability company	RMB	5,000,000	Wind power development and utilization	100%	-

Huaneng Nantong Power Generation Limited Liability Company	PRC	Limited liability company	RMB	798,000,000	Power generation	70%	-

Huaneng Yingkou Port Limited Liability Company(“Yingkou Port”) (iii)	PRC	Limited liability company	RMB	720,235,000	Loading and conveying service	50%	-

Huaneng Hunan Xiangqi Hydropower Co., Ltd.	PRC	Limited liability company	RMB	328,000,000	Construction, operation and management of hydropower and related projects	100%	-

Huaneng Yingkou Power Generation Limited Liability Company	PRC	Limited liability company	RMB	844,030,000	Production and sales of electricity and heat	100%	-

Huaneng Zuoquan Coal-fired Power Generation Limited Liability Company	PRC	Limited liability company	RMB	960,000,000	Construction, operation and management of power plants and related projects	80%	-

Huaneng Kangbao Wind Power Utilization Limited Liability Company	PRC	Limited liability company	RMB	370,000,000	Construction, operation and management of wind power generation and related projects	100%	-

Huaneng Jiuquan Wind Power Generation Co., Ltd.	PRC	Limited liability company	RMB	1,360,170,000	Construction, operation and management of wind power generation and related projects	100%	-

9	Investments in subsidiaries (continued)

(ii)	Subsidiaries acquired from business combinations not under common control or acquired through other ways (continued)

						Percentage of
					Business nature	equity interest
	Country of	Type of	Registered		and scope	held
Name of subsidiary	incorporation	legal entity	capital		of operations	Direct	Indirect[1]

Huaneng Jiuquan II Wind Power Generation Co., Ltd.**	PRC	Limited liability company	RMB	10,000,000	Construction, operation and management of wind power generation and related projects	100%	-

Huaneng Yumen Wind Power Generation Co., Ltd.	PRC	Limited liability company	RMB	349,580,000	Construction, operation and management of wind power generation and related projects	100%	-

Huaneng Wafangdian Wind Power Generation Co., Ltd.	PRC	Limited liability company	RMB	50,000,000	Construction, operation and management of wind power generation and related projects	100%	-

Huaneng Changtu Wind Power Generation Co., Ltd.	PRC	Limited liability company	RMB	50,000,000	Construction, operation and management of wind power generation and related projects	100%	-

Huaneng Rudong Wind Power Generation Co., Ltd.	PRC	Limited liability company	RMB	90,380,000	Construction and management of wind power generation projects	90%	-

Huaneng Guangdong Haimen Port Limited Liability Company	PRC	Limited liability company	RMB	93,000,000	Loading warehousing and conveying services, providing facilities services	100%	-

Huaneng Taicang Port Limited Liability Company	PRC	Limited liability company	RMB	338,000,000	Port development and construction, coal mixture, machinery leasing and repair	85%	-

Kaifeng Xinli Power Generation Co., Ltd.	PRC	Limited liability company	RMB	146,920,000	Power generation	-	60%

Huaneng Zhanhua Cogeneration Limited Liability Company (“Zhanhua Cogeneration”)	PRC	Limited liability company	RMB	190,000,000	Production and sales of electricity and steam	100%	-

Shandong Hualu Sea Transportation Limited Company (“Hualu Sea Transportation”)	PRC	Limited liability company	RMB	100,000,000	Cargo transportation along domestic coastal areas	53%	-

Huaneng Qingdao Port Limited Company (“Qingdao Port”)*	PRC	Limited liability company	RMB	219,845,000	Loading and conveying warehousing (excluding dangerous goods), conveying, supply of water carriage materials	51%	-

Huaneng Qingdao Co-generation Limited Liability Company	PRC	Limited liability company	RMB	202,879,000	Construction, operation and management of cogeneration Power plants and related projects, production and sale of electricity and heat	100%	-

Yunnan Diandong Energy Limited Company(“Diandong Energy”)	PRC	Limited liability company	RMB	1,800,000,000	Power generation and coal exploitation	100%	-

Yunnan Diandong Yuwang Energy Limited Company (“Diandong Yuwang”)	PRC	Limited liability company	RMB	1,236,320,000	Power generation and coal exploitation	100%	-

Huaneng Luoyuan Ludao Pier Limited Company (“Ludao Pier”)	PRC	Limited liability company	RMB	70,000,000	Port water supply, cargo loading, warehousing and shipping agent	100%	-

9	Investments in subsidiaries (continued)

(ii)	Subsidiaries acquired from business combinations not under common control or acquired through other ways (continued)

						Percentage of
					Business nature	equity interest
	Country of	Type of	Registered		and scope	held
Name of subsidiary	incorporation	legal entity	capital		of operations	Direct	Indirect[1]

Huaneng (Fuzhou) Luoyuanwan Pier Limited Company (“Luoyuanwan Pier”)	PRC	Limited liability company	RMB	85,000,000	Port management, cargo loading, information advisory; transporting and warehousing in the port, cargo transport and transfer center operation; port investment and development	58.3%	-

Huaneng (Fujian) Harbour Limited Company (“Luoyuanwan Harbour”)	PRC	Limited liability company	RMB	652,200,000	Port management, cargo loading, water transport material supply; port investment and development	100%	-

Huaneng Suzihe Hydropower Development Limited Company	PRC	Limited liability company	RMB	50,000,000	Hydropower, aquaculture, agriculture irrigation	100%	-

Fujian Yingda Property Development Limited Company	PRC	Limited liability company	RMB	50,000,000	Real estate development, leasing, real estate agency services, warehousing, loading and conveying	-	100%

Fujian Xinhuanyuan Industrial Limited Company	PRC	Limited liability company	RMB	93,200,000	Mineral water production and sale	-	100%

Enshi City Mawei Valley Hydropower Development Co., Ltd. (“Enshi Hydropower”)	PRC	Limited liability company	RMB	101,080,000	Hydro-resource development, hydropower, aquaculture	100%	-

Huaneng Tongxiang Combined Cycle Cogeneration Co., Ltd.	PRC	Limited liability company	RMB	300,000,000	Investment in related industries	95%	-

Huaneng Nanjing Combined Cycle Cogeneration Co., Ltd.**	PRC	Limited liability company	RMB	582,000,000	Power generation	60%	-

Huaneng Jinling Combined Cycle Cogeneration Co., Ltd. (“Jinling CCGT”) (iv)	PRC	Limited liability company	RMB	375,000,000	Power generation	51%	-

Huaneng Fuyuan Wind Power Generation Co., Ltd. **	PRC	Limited liability company	RMB	10,000,000	Wind Power Project investment and management	100%	-

Huaneng Panxian Wind Power Generation Co., Ltd. **	PRC	Limited liability company	RMB	10,000,000	Construction and management of wind power plants and associated works	100%	-

Huaneng Luoyang Cogeneration Limited Liability Company (“Luoyang Cogeneration”) ***	PRC	Limited liability company	RMB	600,000,000	Production and sales of electricity and heat to the electricity and heat networks sales of ancillary products of electricity and heat generation	80%	-

Huaneng Jiangxi Clean Energy Limited Liability Company**	PRC	Limited liability company	RMB	5,000,000	Development, management and construction of clean energy project	100%	-

Huaneng HunanSubaoding Wind Power Generation Co., Ltd. **	PRC	Limited liability company	RMB	6,000,000	Construction and operation of wind power plants and associated works	100%	-

Huaneng Suixian Jieshan Wind Power Generation Co., Ltd. **	PRC	Limited liability company	RMB	2,000,000	Construction and operation of wind power plants and associated works	100%	-

9	Investments in subsidiaries (continued)

(ii)	Subsidiaries acquired from business combinations not under common control or acquired through other ways (continued)

						Percentage of
					Business nature	equity interest
	Country of	Type of	Registered		and scope	held
Name of subsidiary	incorporation	legal entity	capital		of operations	Direct	Indirect[1]

Huaneng Taiyuan Dongshan Combined Cycle Co- generation Co., Ltd. **	PRC	Limited liability company	RMB	10,000,000	Construction and operation of power plants; thermal heating services	100%	-

Huaneng Suzhou Combined Cycle Co-generation Co., Ltd. **	PRC	Limited liability company	RMB	30,000,000	Construction and management of natural gas power plant and associated works ; installation and maintenance services of mechanical and electrical equipment and pipeline ; sales of hot water, demineralized water and fly ash	100%	-

Huaneng Shantou Haimen Power Limited Liability Company **	PRC	Limited liability company	RMB	1,508,000,000	construction, operation and management of power plants and related projects	80%	-

Huaneng Chongqing Liangjiang Power Generation Limited Liability Company **	PRC	Limited liability company	RMB	100,000,000	construction, operation and management of power plants and related projects	100%	-

Jiangsu Huayi Energy Co., Ltd. **	PRC	Limited liability company	RMB	5,000,000	Development of new energy distribution of coal and coal products	100%	-

Huaneng Xuzhou Tongshan Wind Power Co., Ltd.**	PRC	Limited liability company	RMB	169,000,000	Wind power	70%	-

Huaneng Eastern Yunnan Energy Mine Construction Co., Ltd.	PRC	Limited liability company	RMB	10,000,000	Constructing and operating of mine and related construction projects	-	100%

SinoSing Power	Singapore	Limited liability company	US$	1,400,020,585	Investment holding	100%	-

Tuas Power	Singapore	Limited liability company	S$	1,338,050,000	Electricity and gas supply and investment holding	-	100%

Tuas Power Supply Pte Ltd.	Singapore	Limited liability company	S$	500,000	Power sales	-	100%

TPG	Singapore	Limited liability company	S$	1,183,000,001	Power generation and related by products, derivatives; developing power supply resources, operating electricity and power sales	-	100%

TP Asset Management Pte Ltd.	Singapore	Limited liability company	S$	2	Render of environment engineering services	-	100%

TPGS Green Energy Pte Ltd.	Singapore	Limited liability company	S$	1,000,000	Provision of utility services	-	75%

New Earth Pte Ltd.	Singapore	Limited liability company	S$	10,111,841	Consultancy in waste recycling	-	100%

New Earth Singapore Pte Ltd.	Singapore	Limited liability company	S$	17,816,050	Industrial waste management and recycling	-	100%

TP Utilities Pte Ltd.	Singapore	Limited liability company	S$	160,000,001	Provision of utility services	-	100%

Chongqing Huaqing Energy Co., Ltd. **	PRC	Limited liability company	RMB	44,420,000	Thermal energy, cold energy installation of instrumentation, promotion service for energy saving technology	-	60%

9	Investments in subsidiaries (continued)

(ii)	Subsidiaries acquired from business combinations not under common control or acquired through other ways (continued)

1 The indirect percentage of equity interest held represents the effective ownership interest of the Company and its subsidiaries

*	According to the capital injection agreement signed with a new shareholder of Qingdao Port and pursuant to the revised articles of association, the Company’s shareholding and voting rights on Qingdao port changed from 100% to 51% while the Company retains the control of Qingdao port.

**	These companies were newly established in 2013.

***	In 2013, the Company acquired 60% equity interests of Luoyang Cogeneration and the Company’s equity interests in this entity subsequently increased to 80% through further capital injection. See Note 40 for more details of the acquisition.

Note:

(i)	Pursuant to an agreement entered into between the Company and another shareholder, the Company is entrusted to vote the 25% voting rights held by the other shareholder as long as the Company remains as the largest shareholder of Beijing Cogeneration. Thus the Company has majority voting rights required by the article of association to control the operation and financial policies of Beijing Cogeneration. Accordingly, the Company has control over Beijing Cogeneration.

(ii)	According to its article of association, the other shareholder who holds the remaining equity interests of Shidongkou Power Company entrusts the Company to exercise all its voting rights in relation to the operation and financial policies of Shidongkou Power Company. Accordingly, the Company has control over Shidongkou Power Company.

(iii)	Pursuant to the shareholders’ agreement, the other shareholder who holds the remaining shares of Yingkou Port entrusts the Company to exercise all its voting rights at shareholders’ meetings in relation to the operation and financial policies. Accordingly, the Company has control over Yingkou Port.

(iv)	Jinling CCGT was previously an associate of the Company. In 2013, one of the non- controlling shareholders with 21% equity interests in Jinling CCGT entered into a voting in concert agreement with the Company whereby it agreed to vote the same in respect of significant financial and operating decisions made by the Company effective from 1 January 2013. As a result, the Company acquired control of Jinling CCGT since 1 January 2013. See Note 40 for more details.

For the information of material non-controlling interest (“NCI”), please refer to Note 41.

10	Available-for-sale financial assets

	2013	2012

Beginning of the year	3,052,822	2,301,167
Investment in Shanxi Xishan Jinxing Energy Co., Ltd. (“Jinxing Energy”)	-	120,300
Investment in Ganlong Double-track Railway Co., Ltd.	200,000	500,000
Fair value changes	(141,658)	131,355

End of the year	3,111,164	3,052,822

Available-for-sale financial assets as at December 31 include the following:

	2013	2012

Listed securities
257.56 million shares (representing1.56% shareholding) of Yangtze Power	1,627,777	1,769,435

Unlisted securities
10% of Jinxing Energy	431,274	431,274
9.09% of Ganlong Double-track Railway Co., Ltd.	1,000,000	800,000
Others	52,113	52,113

	1,483,387	1,283,387

Total	3,111,164	3,052,822

There were no impairment provisions on available-for-sale financial assets in 2013, 2012 and 2011.

11	Land use rights

Details of land use rights are as follows:

	2013	2012

Leases of between 10 to 50 years	4,449,886	4,250,317
Leases of over 50 years	41,399	46,866

Total	4,491,285	4,297,183

All the lands located in the PRC and Singapore are leased from respective governments according to corresponding regulations applied across the countries. The Company and its subsidiaries will renew the leases according to the operation requirements of the Company and its subsidiaries and the related regulations of respective countries.

As at December 31, 2013, no land use right was secured for bank loan (2012: nil).

12	Power generation licence

The movements in the carrying amount of power generation licence during the years are as follows:

	2013	2012

Beginning of the year	4,084,506	3,904,056

Movement:
Opening net book value	4,084,506	3,904,056
Currency translation differences	(247,337)	180,450

Closing net book value	3,837,169	4,084,506

End of the year	3,837,169	4,084,506

The Company and its subsidiaries acquired the power generation license in connection with the acquisition of Tuas Power. The power generation license was initially recognized at fair value at the acquisition date. Tuas Power operates power plants in Singapore pursuant to the license granted by the Energy Market Authority for a period of 30 years from 2003 until 2032. The license was extended to 2044 during 2011 with minimal costs and is subject to further renewal. The Company and its subsidiaries expect that the applicable rules and regulations surrounding the renewal can be complied with based on the current market framework. The Company and its subsidiaries assessed the useful life of the power generation license at December 31, 2013 as indefinite and therefore the license is not amortized.

Impairment test of power generation licence

Power generation license belongs to and has been assigned to Tuas Power, a CGU. The recoverable amount of the CGU is determined based on value-in-use calculation. Management prepared the impairment model based on budget approved by the Board and various factors, such as inflation, power demand and other factors as well as the terminal value.

Key assumptions used for value-in-use calculation:

Management has assessed that, amongst all assumptions used in the value-in-use calculations, the most sensitive key assumption is the discount rate which was arrived at based on weighted average cost of capital. The discount rate applied in determining the recoverable amounts of the CGU was 7.05% (2012: 6.72%). An absolute increase in the discount rate of 0.5% (2012: 0.5%) would result in approximately RMB1,599 million (2012: RMB1,767 million) decrease in the recoverable amount of the CGU.

Other key assumptions include projection of its business performance based on estimation of future electricity tariffs, volume of electricity sold, fuel prices and other operating expenses, which are largely with reference to advices from the financial advisor engaged and an external study conducted by industry specialist to project the market demand and supply situation, as well as forward trend of electricity prices. On average, the growth and inflation rates of 2.2% and 2.8% (2012: 6% and 2.1%) were used in consideration of future expansion plans and new development projects as part of the long-term strategy.

Based on the assessments, no impairment was provided for the power generation licence.

13	Derivative financial instruments

Details of derivative financial instruments are as follows:

	As at December 31,
	2013	2012

Derivative financial assets
- Hedging instruments for cash flow hedge (fuel swap contracts)	47,210	66,599
- Hedging instruments for cash flow hedge (exchange forward contracts)	34,979	1,106
- Financial instruments at fair value through profit or loss (fuel swap contracts)	23,783	1,286

Total	105,972	68,991

Less: non-current portion
- Hedging instruments for cash flow hedge (fuel swap contracts)	8,826	13,532
- Hedging instruments for cash flow hedge (exchange forward contracts)	4,785	191
- Financial instruments at fair value through profit or loss (fuel swap contracts)	634	-

Total non-current portion	14,245	13,723

Current portion	91,727	55,268

Derivative financial liabilities
- Hedging instruments for cash flow hedge (fuel swap contracts)	15,259	47,033
- Hedging instruments for cash flow hedge (exchange forward contracts)	1,382	56,576
- Hedging instruments for cash flow hedge (interest rate swap contract)	380,541	820,823
- Financial instruments at fair value through profit or loss (fuel swap contracts)	29,814	1,214

Total	426,996	925,646

Less: non-current portion
- Hedging instruments for cash flow hedge (fuel swap contracts)	2,093	6,979
- Hedging instruments for cash flow hedge (exchange forward contracts)	210	9,203
- Hedging instruments for cash flow hedge (interest rate swap contract)	380,541	820,823
- Financial instruments at fair value through profit or loss (fuel swap contracts)	561	-

Total non-current portion	383,405	837,005

Current portion	43,591	88,641

13	Derivative financial instruments (Continued)

For the years ended December 31, 2013, 2012 and 2011, no material ineffective portion was recognized in the profit or loss arising from cash flow hedges.

The Company uses an interest rate swap contract to hedge its interest rate risk against one of its variable rate loans. The notional principal amount of the outstanding interest rate swap contract at December 31, 2013 was US$304 million (RMB equivalents of RMB1,853.46 million) (2012: US$336 million (RMB equivalents of RMB2,111.93 million)). Through this arrangement, the Company pays an annual fixed interest of 4.40% while the original annual floating interest expense (6-month LIBOR+1%) attached in the loan is offset by the receivable leg of the interest rate swap. Such a swap is settled on a quarterly basis from September 2009 to September 2019.

TPG uses exchange forward contracts to hedge its foreign exchange risk arising from highly probable forecast purchase transactions. It also uses fuel oil swap contracts to hedge its fuel price risk arising from highly probable forecast purchases of fuel purchases.

TPG also uses various interest rate swap contracts to hedge floating semi-annual interest payments on borrowings with maturity dates up to 2020. The notional principal amount of these outstanding interest rate swap contracts at December 31, 2013 was S$1,482 million (RMB equivalents of RMB7,090.63 million) (2012: S$1,564 million (RMB equivalents of RMB7,965.30 million)). Through these arrangements, TPG swaps original floating interest (6-month SOR) to annual fixed interest determined by individual swap contracts. Such swap contracts are settled semi-annually from September 2011 to March 2020. As at December 31, 2013, these interest rate swap contracts are carried on the balance sheet as financial liability of RMB263.97 million (2012: financial liability of RMB610.69 million).

13	Derivative financial instruments (continued)

The analysis of contractual cash inflows/(outflows) of major derivative financial instruments are as follows:

		Cash flows
	Carrying	Contractual		Between 1
	amounts	cash flows	Within 1 year	and 5 years	After 5 years

As at December 31, 2013
Derivative financial assets
Fuel derivatives used for hedging (net settlement)	47,210	47,210	38,384	8,826	-

Forward exchange contracts used for hedging
- inflows		2,401,875	1,967,829	434,046	-
- outflows		(2,366,753)	(1,937,889)	(428,864)	-

	34,979	35,122	29,940	5,182	-

Fuel derivatives that do not qualify as hedges (net settlement)	23,783	23,783	23,149	634	-

Derivative financial liabilities
Fuel derivatives used for hedging (net settlement)	15,259	(15,259)	(13,166)	(2,093)	-

Forward exchange contracts used for hedging
- inflows		1,155,192	1,107,633	47,559	-
- outflows		(1,156,600)	(1,108,862)	(47,738)	-

	1,382	(1,408)	(1,229)	(179)	-

Net-settled interest rate swaps used for hedging
- net cash inflows/(outflows)	380,541	(734,300)	(208,667)	(487,961)	(37,672)

Fuel derivatives that do not qualify as hedges (net settlement)	29,814	(29,814)	(29,253)	(561)	-

13	Derivative financial instruments (continued)

		Cash flows
	Carrying	Contractual		Between 1
	amounts	cash flows	Within 1 year	and 5 years	After 5 years

As at December 31, 2012
Derivative financial assets
Fuel derivatives used for hedging (net settlement)	66,599	66,599	53,067	13,532	-

Forward exchange contracts used for hedging
- inflows		157,613	103,183	54,430	-
- outflows		(156,386)	(102,220)	(54,166)	-

	1,106	1,227	963	264	-

Fuel derivatives that do not qualify as hedges (net settlement)	1,286	1,286	1,286	-	-

Derivative financial liabilities
Fuel derivatives used for hedging (net settlement)	47,033	(47,033)	(40,053)	(6,980)	-

Forward exchange contracts used for hedging
- inflows		3,867,604	3,452,919	414,685	-
- outflows		(3,922,039)	(3,498,963)	(423,076)	-

	56,576	(54,435)	(46,044)	(8,391)	-

Net-settled interest rate swaps used for hedging
- net cash inflows/(outflows)	820,823	(1,054,458)	(209,866)	(666,008)	(178,584)

Fuel derivatives that do not qualify as hedges (net settlement)	1,214	(1,214)	(1,214)	-	-

14	Goodwill

The movements in the carrying amount of goodwill during the years are as follows:

As at 1 January 2012
Cost	14,317,413
Accumulated impairment loss	(427,234)

Net book value	13,890,179

Movement in 2012:
Opening net book value	13,890,179
Impairment charge	(107,735)
Currency translation differences	500,639
Adjustment on 2011 acquisitions	134,460

Closing net book value	14,417,543

As at December 31, 2012
Cost	14,952,512
Accumulated impairment loss	(534,969)

Net book value	14,417,543

14	Goodwill (continued)

Movement in 2013:
Opening net book value	14,417,543
Impairment charge	(980,513)
Currency translation differences	(678,999)

Closing net book value	12,758,031

As at December 31, 2013
Cost	14,273,513
Accumulated impairment loss	(1,515,482)

Net book value	12,758,031

Impairment tests for goodwill

Goodwill is allocated to the CGUs of the Company and its subsidiaries.

The carrying amounts of major goodwill allocated to individual CGUs are as follows:

	2013	2012

PRC Power segment:
Yueyang Power Company	100,907	100,907
Pingliang Power Company	-	-
Beijing Cogeneration	95,088	95,088
Yangliuqing Cogeneration	151,459	151,459
Diandong Energy	1,307,558	1,307,558
Diandong Yuwang	438,883	438,883

Singapore segment:
Tuas Power	10,348,687	11,420,177

All other segments:
Qingdao Port	-	107,002
Luoyuanwan Harbour	-	309,270

The recoverable amount of a CGU is determined based on value-in-use calculations. For domestic CGUs, these calculations use cash flow projections based on management’s financial budgets covering periods of no more than five years. The Company expects cash flows beyond such periods will be similar to that of the respective final forecast years on existing production capacity.

In connection to the goodwill attached to Tuas Power, management has based their assessment of recoverable amount on value-in-use calculations. Management prepared the impairment model based on budget approved by the Board and various factors, such as inflation, power demand and other factors as well as the terminal value. On average, the growth and inflation rates of 2.2% and 2.8%, were used in consideration of future expansion plans and new development projects as part of the long-term strategy.

14	Goodwill (continued)

Discount rates used for value-in-use calculations:

Yueyang Power Company	8.80%
Beijing Cogeneration	8.80%
Yangliuqing Cogeneration	8.80%
Diandong Energy	8.80%
Diandong Yuwang	8.80%
Tuas Power	7.05%
Qingdao Port	9.04%
Luoyuanwan Harbor	9.04%

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

In 2013, due to the external environment deterioration in respect of shipping market, the utilization of port was below expectation and the price was at a lower level. Based on the impairment testing results, the goodwill arising from the acquisition of Luoyuanwan Harbour, Qingdao Port and Hualu Sea Transportation were fully impaired. Besides, the goodwill arising from the acquisition of Enshi Hydropower was assessed as fully impaired due to the fact that the capital expenditure of the power plant was higher than the original expectation. The above mentioned goodwill impairment provided in 2013 approximately amounted to RMB586 million. For Singapore segment, the goodwill in respect of Tuas Power acquisition was impaired of RMB392 million in 2013 as a result of the power market change in Singapore.

In 2012 and 2011, no goodwill was impaired except for the goodwill arising from acquisition of Pingliang Power Company and acquisition of Zhanhua Cogeneration, respectively.

15	Other non-current assets

Details of other non-current assets are as follows:

	As at December 31,
	2013	2012

Intangible assets*	466,111	415,524
Deferred employee housing subsidies	5,787	6,728
Prepayments for switchhouse and metering station	11,693	13,760
Prepaid connection fees	101,913	115,284
Prepaid territorial waters use right**	793,410	814,813
Finance lease receivables	551,509	589,136
VAT recoverable	574,892	540,505
Others	659,752	587,144

Total	3,165,067	3,082,894

*	The intangible assets consist of software, patented technologies and land use rights granted by government. In 2013, there is no impairment provided for the intangible assets (2012: RMB nil).

**	The prepaid territorial waters use right are amortized over the contractual period of 50 years. As at December 31, 2013, territorial waters use right with net book value amounting to RMB82.42 million (2012: RMB84.40 million) was secured to a bank as collateral against a long-term loan of RMB69 million (2012: RMB97 million) (Note 23).

16	Inventories

Inventories comprised:

	As at December 31,
	2013	2012

Fuel (coal and oil) for power generation	5,046,248	5,648,973
Material and supplies	1,593,074	1,555,763

	6,639,322	7,204,736
Less: provision for inventory obsolescence	(170,296)	(182,352)

	6,469,026	7,022,384

16	Inventories (continued)

Movements of provision for inventory obsolescence during the years are analyzed as follows:

	2013	2012	2011

Beginning of the year	(182,352)	(179,724)	(191,352)
Provision	(2,336)	(14,612)	(1)
Reversal	3,160	2,457	3,354
Write-offs	3,551	14,625	2,408
Currency translation differences	7,681	(5,098)	5,867

End of the year	(170,296)	(182,352)	(179,724)

17	Other receivables and assets

Other receivables and assets comprised the following:

	As at December 31,
	2013	2012

Prepayments for inventories	334,368	780,042
Prepayments for pre-construction cost	421,944	415,621
Prepaid income tax	88,854	14,850
Others	93,038	127,705

Total prepayments	938,204	1,338,218

Staff advances	15,566	14,153
Dividends receivable	150,000	50,000
Financial lease receivables	13,842	13,746
Fuel receivables	-	211,987
Interest receivables	70	65
Others	406,522	448,755

Subtotal other receivables	586,000	738,706

Less: provision for doubtful accounts	(30,673)	(28,641)

Total other receivables, net	555,327	710,065

VAT recoverable	579,450	942,112

Gross total	2,103,654	3,019,036

Net total	2,072,981	2,990,395

17	Other receivables and assets (continued)

Please refer to Note 35 for details of other receivables and assets due from the related parties.

The gross amounts of other receivables of the Company and its subsidiaries are denominated in the following currencies:

	2013	2012

RMB	523,279	667,151
S$ (RMB equivalent)	53,638	68,956
US$ (RMB equivalent)	9,083	2,599

Total	586,000	738,706

Movements of provision for doubtful accounts during the years are analyzed as follows:

	2013	2012	2011

Beginning of the year	(28,641)	(26,505)	(42,045)
Reclassification to assets held for sale	51	-	-
Acquisitions	-	-	(1,355)
Provision	(2,096)	(2,774)	-
Reversal	13	638	16,895

End of the year	(30,673)	(28,641)	(26,505)

As at December 31, 2013, there was no indication of impairment relating to other receivables which were not past due and no provision was made (2012: nil).

Other receivables of RMB104 million (2012: RMB105 million) were past due but not impaired. These amounts mainly represent funds deposited in a government agency and are fully recoverable. The ageing analysis of these other receivables was as follows:

	As at December 31,
	2013	2012

Within 1 year	15,120	13,381
Between 1 to 2 years	289	21,026
Between 2 to 3 years	20,648	202
Over 3 years	67,855	70,483

	103,912	105,092

17	Other receivables and assets (continued)

As at December 31, 2013, other receivables of RMB37 million which were past due (2012: RMB34 million) were impaired and a provision of RMB31 million (2012: RMB29 million) has been provided against the receivables. The individually impaired receivables have been long outstanding without any repayment agreements in place or possibility of renegotiation. It was assessed that a substantial portion of the receivables is not expected to be recovered. The ageing of these other receivables was as follows:

	As at December 31,
	2013	2012

Within 1 year	965	807
Between 1 to 2 years	120	94
Between 2 to 3 years	-	233
Over 3 years	35,546	32,501

	36,631	33,635

18	Accounts receivable

Accounts receivable comprised the following:

	As at December 31,
	2013	2012

Accounts receivable	14,812,913	14,953,794
Notes receivable	755,331	357,589

	15,568,244	15,311,383
Less: provision for doubtful accounts	(6,123)	(11,419)

	15,562,121	15,299,964

The gross amounts of account receivables of the Company and its subsidiaries are denominated in the following currencies:

	As at December 31,
	2013	2012

RMB	14,598,779	14,111,899
S$ (RMB equivalent)	963,349	1,188,323
US$ (RMB equivalent)	6,116	11,161

Total	15,568,244	15,311,383

The Company and its subsidiaries usually grant about one month’s credit period to local power grid customers from the end of the month in which the sales are made, except for SinoSing Power which provides credit period that ranged from 5 to 60 days from the dates of billings. Certain accounts receivables of Singapore subsidiaries are backed by bankers’ guarantees and/or deposit from customers. It is not practicable to determine the fair value of the collaterals that correspond to these accounts receivable.

18	Accounts receivable (continued)

As at December 31, 2013, accounts receivable of the Company and its subsidiaries of approximately RMB6,501 million (2012: RMB6,319 million) was secured to a bank as collateral against short-term loans of RMB 6,000 million (2012: RMB6,250 million) (Note 29). For the collateral of notes receivable, please refer to Note 26 for details.

Movements of provision for doubtful accounts during the years are analyzed as follows:

	2013	2012	2011

Beginning of the year	(11,419)	(24,033)	(25,008)
Acquisition	-	-	(3,237)
Provision	(24)	(62)	(79)
Reversal	4,717	12,508	2,931
Write-off	50	28	393
Reclassification to assets held for sale (Note 19)	298	-	-
Currency translation differences	255	140	967

End of the year	(6,123)	(11,419)	(24,033)

Ageing analysis of accounts receivable was as follows:

	As at December 31,
	2013	2012
Within 1 year	15,347,876	15,236,883
Between 1 to 2 years	188,778	49,693
Between 2 to 3 years	25,326	12,951
Over 3 years	6,264	11,856

	15,568,244	15,311,383

As at December 31, 2013, the maturity period of the notes receivable ranged from 1 to 6 months (2012: from 1 to 6 months).

As at December 31, 2013 and 2012, there was no indication of impairment relating to accounts receivable which were not past due and no provision was made.

As at December 31, 2013, accounts receivable of RMB6 million (2012: RMB11 million) were impaired. The amount of the provision was RMB6 million as at December 31, 2013 (2012: RMB11 million). The ageing of these accounts receivable was as follows:

	As at December 31,
	2013	2012

Less than 1 year	-	27
Between 2 to 3 years	-	7
Over 3 years	6,123	11,385

	6,123	11,419

Receivables that were past due but not impaired relate to a number of independent customers that have a good track record with the Company and its subsidiaries. Based on past experience, management believes that no impairment allowance is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered fully recoverable.

19	Disposal group held for sale

On 18 December 2013, the Company signed an equity transfer agreement with a third party to transfer its 49% equity interests in Luoyuanwan Harbour (with control retained with the Company), and all the equity interests the Company held in Luoyuanwan Pier and Ludao Pier. The transactions were completed in early 2014 with no significant cost in relation to the disposal. Management are of the view that Luoyuanwan Pier and Ludao Pier do not constitute a separate major line of business and accordingly do not meet the criteria of discontinued operations. Luoyuanwan Pier and Ludao Pier were previously consolidated by the Company prior to the equity interest transfer and the related assets and liabilities have been reclassified as disposal group held for sale and presented separately in the balance sheet. The consideration of the equity transfer is higher than the carrying amount of the net assets of these entities attributable to the Company.

At December 31, 2013, the disposal group was stated at carrying amount which was lower than the fair value less cost to sell and comprised the following assets and liabilities.

As at 31 December 2013

Property, plant and equipment	363,948
Land use rights	76,332
Other non-current assets	13,443
Inventories	1,296
Other receivables and assets	3,690
Accounts receivable	64,474
Bank balances and cash	34,488
Assets held for sale	557,671
Long-term loans	4,550
Accounts payable and other liabilities	5,595
Taxes payable	5,231
Deferred income tax liabilities	22,063
Other non-current liabilities	13,733
Liabilities held for sale	51,172

The non-recurring fair value measurement for the disposal group was based on the consideration specified in the equity transfer agreement, which has been categorized as Level 1 fair value.

There is no cumulative income or expenses included in other comprehensive income relating to the disposal group.

20	Share capital

	2013		2012
	Number		Number
	of Shares	Share capital	of Shares	Share capital
		RMB ’000		RMB ’000

As at 1 January and December 31,
A shares	10,500,000,000	10,500,000	10,500,000,000	10,500,000
Overseas listed foreign shares	3,555,383,440	3,555,383	3,555,383,440	3,555,383

Total	14,055,383,440	14,055,383	14,055,383,440	14,055,383

All shares issued by the Company were fully paid. The holders of domestic shares and overseas listed foreign shares, with minor exceptions, are entitled to the same economic and voting rights. None of the issued A shares (2012: 500,000,000 shares) are within the lock-up period.

21	Surplus reserves

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

As the statutory surplus reserve has exceeded 50% of the registered share capital, there has been no appropriation of statutory surplus reserve for the year ended December 31, 2013 (2012: RMB72 million in relation to the profit appropriation of 2011).

Appropriation of discretionary surplus reserve is proposed by the Board of Directors, and approved by the general meeting of shareholders. This reserve can be used to make up any losses incurred in prior years or to increase the share capital after obtaining relevant approvals. For the years ended December 31, 2012 and 2013, no provision was made to the discretionary surplus reserve.

According to the articles of association, distributable profit of the Company is derived based on the lower of amounts determined in accordance with (a) PRC GAAP and (b) IFRS. The amount of distributable profit resulting from the current year operation for the year ended December 31, 2013 was approximately RMB10.43 billion (2012 and 2011: RMB5.51 billion and RMB1.13 billion).

22	Dividends

On 18 March 2014, the Board of Directors proposed a cash dividend of RMB0.38 per share, totaling approximately RMB5,341 million. This proposal is subject to the approval of the shareholders at the annual general meeting.

On 19 June 2013, upon the approval from the annual general meeting of the shareholders, the Company declared 2012 final dividend of RMB0.21 (2011: RMB0.05) per ordinary share, which totaled approximately RMB2,952 million (2011: RMB703 million).

23	Long-term loans

Long-term loans comprised the following:

	As at December 31,
	2013	2012

Loans from Huaneng Group (a)	640,485	800,000
Bank loans (b)	71,136,396	80,386,702
Other loans (c)	1,533,746	434,825

	73,310,627	81,621,527
Less: Current portion of long-term loans	(12,796,956)	(9,056,703)

Total	60,513,671	72,564,824

(a)	Loans from Huaneng Group

Details of loans from Huaneng Group of the Company and its subsidiaries are as follows:

	As at December 31, 2013
	Original	RMB	Less: Current	Non-current	Annual
	currency	equivalent	portion	portion	interest rate
	’000

Loans from Huaneng Group
Unsecured
RMB
- Variable rate	640,485	640,485	-	640,485	5.54%

	As at December 31, 2012
	Original	RMB	Less: Current	Non-current	Annual
	currency	equivalent	portion	portion	interest rate
	’000

Loans from Huaneng Group
Unsecured
RMB
- Fixed rate	800,000	800,000	(800,000)	-	4.05%-4.60%

23	Long-term loans (continued)

(b)	Bank loans

Details of bank loans of the Company and its subsidiaries are as follows:

	As at December 31, 2013
	Original	RMB	Less: Current	Non-current	Annual
	currency	equivalent	portion	portion	interest rate
	’000

Bank loans
Secured
RMB
- Fixed rate	11,541,760	11,541,760	(1,185,460)	10,356,300	5.90%-6.55%
- Variable rate	80,000	80,000	-	80,000	6.55%
Unsecured
RMB
- Fixed rate	38,968,173	38,968,173	(10,673,883)	28,294,290	4.20%-6.55%
- Variable rate	2,595,000	2,595,000	(10,000)	2,585,000	5.54%-6.22%
US$
- Fixed rate	7,846	47,838	(31,580)	16,258	6.36%
- Variable rate	608,371	3,709,177	(422,926)	3,286,251	0.81%-1.74%
S$
- Variable rate	2,848,480	13,628,555	(363,253)	13,265,302	1.95%
€
- Fixed rate	67,217	565,893	(78,450)	487,443	2.00%-2.15%

Total		71,136,396	(12,765,552)	58,370,844

	As at December 31, 2012
	Original	RMB	Less: Current	Non-current	Annual
	currency	equivalent	portion	portion	interest rate
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

As at December 31, 2013, a long-term loan of RMB69 million (December 31, 2012: RMB97 million) is secured by territorial waters use right with net book value amounting to RMB82.42 million (December 31, 2012: RMB84.40 million).

As at December 31, 2013, a long-term loan of RMB123 million (December 31, 2012: RMB149 million) is secured by certain property, plant and equipment with net book value amounting to RMB203 million (December 31, 2012: RMB225 million).

As at December 31, 2013, long-term loans of approximately RMB11,430 million were secured by future electricity revenue (December 31, 2012: RMB12,358 million).

23	Long-term loans (continued)

(b)	Bank loans (continued)

As at December 31, 2012, a long-term loan of a subsidiary of the Company of RMB15.48 million is secured by all assets of the subsidiary. This loan was reclassified as short-term loan in 2013 (Note 29).

(c)	Other loans

Details of other loans of the Company and its subsidiaries are as follows:

	As at December 31, 2013
	Original	RMB	Less: Current	Non-current	Annual
	currency	equivalent	portion	portion	interest rate
	’000

Other loans
Secured
RMB
- Fixed rate	100,000	100,000	(31,404)	68,596	5.84%

Unsecured
RMB
- Fixed rate	417,000	417,000	-	417,000	5.54%
- Varible rate	1,000,000	1,000,000	-	1,000,000	5.35%
S$
- Variable rate	3,500	16,746	-	16,746	4.25%

Total		1,533,746	(31,404)	1,502,342

	As at December 31, 2012
	Original	RMB	Less: Current	Non-current	Annual
	currency	equivalent	portion	portion	interest rate
	’000

Other loans
Unsecured
RMB
- Fixed rate	417,000	417,000	-	417,000	5.54%-5.84%
S$
- Variable rate	3,500	17,825	-	17,825	4.25%

Total		434,825	-	434,825

As at December 31, 2013, a long-term loan of RMB100 million (December 31, 2012: nil) was secured by certain future revenue to be generated by a subsidiary.

As at December 31, 2013, the balance of other long-term loans drawn from Huaneng Finance amounted to approximately RMB417 million (2012: RMB417 million) with annual interest rate of 5.54% (2012: 5.54%-5.84%).

23	Long-term loans (continued)

The maturity of long-term loans is as follows:

	Loans from Huaneng Group		Bank loans		Other loans
	As at December 31,		As at December 31,		As at December 31,
	2013	2012	2013	2012	2013	2012

1 year or less	-	800,000	12,765,552	8,256,703	31,404	-
More than 1 year but not more than 2 years	-	-	7,226,839	13,918,824	450,299	-
More than 2 years but no more than 3 years	640,485	-	6,935,843	7,496,615	1,035,297	417,000
More than 3 years but no more than 4 years	-	-	5,263,576	5,052,298	-	-
More than 4 years but not more than 5 years	-	-	5,541,103	7,166,031	-	-
More than 5 years	-	-	33,403,483	38,496,231	16,746	17,825

	640,485	800,000	71,136,396	80,386,702	1,533,746	434,825
Less: amount due within 1 year included under current liabilities	-	(800,000)	(12,765,552)	(8,256,703)	(31,404)	-

Total	640,485	-	58,370,844	72,129,999	1,502,342	434,825

The analysis of the above is as follows:

	As at December 31,
	2013	2012

Loans from Huaneng Group
- Wholly repayable within five years	640,485	800,000

Bank loans
- Wholly repayable within five years	20,412,540	20,775,428
- Not wholly repayable within five years	50,723,856	59,611,274

	71,136,396	80,386,702

Other loans
- Wholly repayable within five years	1,517,000	417,000
- Not wholly repayable within five years	16,746	17,825

Total	1,533,746	434,825

The interest payment schedule of long-term loans in the future years are summarized as follows:

	As at December 31,
	2013	2012

1 year or less	3,323,845	3,954,794
More than 1 year but not more than 2 years	2,689,099	3,588,277
More than 2 years but not more than 5 years	6,113,905	7,190,622
More than 5 years	5,842,470	7,597,486

Total	17,969,319	22,331,179

24	Long-term bonds

The Company issued bonds with maturity of 5 years, 7 years and 10 years in December 2007 with face values of RMB1 billion, RMB1.7 billion and RMB3.3 billion bearing annual interest rates of 5.67%, 5.75% and 5.90%, respectively. The total actual proceeds received by the Company were approximately RMB5.885 billion. These bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rates of those bonds are 6.13%, 6.10% and 6.17%, respectively. Interest paid per annum during the tenure of the bonds is RMB57 million, RMB98 million and RMB195 million, respectively. The bond with original maturity of 5 years had matured in December 2012 and the Company repaid the principal of RMB1 billion. As at December 31, 2013, interest payables for the unmatured bonds amounted to approximately RMB5.61 million (December 31, 2012: RMB5.61 million).

The Company also issued bonds with maturity of 10 years in May 2008 with a face value of RMB4 billion bearing an annual interest rate of 5.20%. The actual proceeds received by the Company were approximately RMB3.933 billion. These bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rate of bond is 5.42%. Interest paid per annum during the tenure of the bonds is RMB208 million. As at December 31, 2013, interest payable for these bonds amounted to approximately RMB135.06 million (December 31, 2012: RMB135.06 million).

The Company issued medium-term notes with maturity of 5 years in May 2009 with a face value of RMB4 billion bearing an annual interest rate of 3.72%. The actual proceeds received by the Company were approximately RMB3.940 billion. These notes are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the note fall due. The annual effective interest rate of these notes is 4.06%. Interest paid per annum during the tenure of the notes is RMB149 million. As at December 31, 2013, interest payable for these notes amounted to approximately RMB94.17 million (December 31, 2012: RMB94.17 million).

In November 2011 and January 2012, the Company issued non-public debt financing instrument with maturity of 5 years and 3 years with face values of RMB5 billion and RMB5 billion bearing annual interest rates of 5.74% and 5.24%, respectively. The actual proceeds received by the Company were approximately RMB4.985 billion and RMB4.985 billion. These bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rates of those bonds are 6.04% and 5.54%, respectively. Interest paid per annum during the tenure of the bonds is RMB302 million and RMB277 million. As at December 31, 2013, interest payable for these bonds amounted to approximately RMB45.61 million and RMB259.13 million, respectively (December 31, 2012: RMB45.61 million and RMB259.14 million, respectively).

The Company issued overseas listed bonds with maturity of 3 years in February 2013 with a face value of RMB1.5 billion bearing an annual interest rate of 3.85%. The proceeds received by the Company were approximately RMB1.495 billion. These bonds are denominated in RMB and issued at par. Interest is payable semiannually while principal will be paid when the bonds fall due. The annual effective interest rate of the bonds is 3.96%. Interest paid per annum during the tenure of the bonds is RMB58 million. As at December 31, 2013, interest payable for the bonds amounted to approximately RMB23.57 million (December 31, 2012: nil).

The Company issued non-public debt financing instrument with maturity of 3 years in June 2013 with a face value of RMB5 billion bearing an annual interest rate of 4.82%. The proceeds received by the Company were approximately RMB4.985 billion. The bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rate of the bonds is 5.12%. Interest paid per annum during the tenure of the bonds is RMB256 million. As at December 31, 2013, interest payable for the bonds amounted to approximately RMB139.32 million (December 31, 2012: nil).

24	Long-term bonds (continued)

Please refer to Note 35(c) for details of long-term bonds of the Company guaranteed by HIPDC and government-related banks.

25	Other non-current liabilities

	As at December 31,
	2013	2012

Environmental subsidies*	795,759	673,686
Security deposits	85,305	129,928
Finance lease payables	115,986	95,886
Government grants and others	407,848	347,964

Total	1,404,898	1,247,464

*	This primarily represented subsidies for the construction of desulphurization equipment and other environmental protection projects.

In 2013, the government grants and environmental subsidies which were credited to the statement of comprehensive income amounted to RMB72.34 million (2012 and 2011: RMB101.89 million and RMB81.91 million).

26	Accounts payable and other liabilities

Accounts payable and other liabilities comprised:

	As at December 31,
	2013	2012

Accounts and notes payable	12,277,872	7,354,260
Amounts received in advance	705,938	990,355
Payables to contractors for construction	7,724,843	7,692,036
Other payables to contractors	968,863	832,889
Consideration payables for acquisitions	18,000	11,136
Accrued interests	1,047,410	897,839
Accrued pollutants discharge fees	133,287	87,071
Accrued water-resources fees	23,550	17,299
Accrued service fee of intermediaries	44,740	33,992
Capacity quota payables	2,841	39,935
Security deposits	140,953	94,611
Provisions*	182,188	157,263
Others	2,050,889	1,784,215

Total	25,321,374	19,992,901

*	As at December 31, 2013, a provision of RMB182 million was made, due to a legal claim by a vendor of the Company’s subsidiary. The outcome of this legal claim is not expected to give rise to any significant loss beyond the amount provided as at December 31, 2013.

26	Accounts payable and other liabilities (continued)

Please refer to Note 35(a) for details of accounts payable and other liabilities due to the related parties.

As at December 31, 2013, notes payable of RMB23 million (2012: RMB2 million) were secured by notes receivable of the Company and its subsidiaries with net book value amounting to RMB8 million (2012: RMB3 million) and cash in bank of RMB19 million (2012: nil) (Note 18).

The carrying amounts of financial liabilities (excluding amounts received in advance) included in accounts payable and other liabilities of the Company and its subsidiaries are denominated in the following currencies:

	As at December 31,
	2013	2012

RMB	22,963,862	17,113,815
S$ (RMB equivalent)	941,307	1,086,111
US$ (RMB equivalent)	641,265	744,619
JPY (RMB equivalent)	12,889	58,001
EUR (RMB equivalent)	56,113	-

Total	24,615,436	19,002,546

The ageing analysis of accounts and notes payable was as follows:

	As at December 31,
	2013	2012

Accounts and notes payable
Within 1 year	12,226,313	7,287,106
Between 1 to 2 years	14,041	51,847
Over 2 years	37,518	15,307

Total	12,277,872	7,354,260

27	Taxes payable

	As at December 31,
	2013	2012

VAT payable	631,050	337,649
Income tax payable	783,816	788,623
Others	233,059	149,158

Total	1,647,925	1,275,430

28	Short-term bonds

The Company issued unsecured short-term bonds with face values of RMB5 billion, RMB5 billion and RMB5 billion bearing annual interest rates of 4.41%, 4.42% and 4.58% in April 2012, November 2012 and December 2012, respectively. Such bonds are denominated in RMB, issued at par and matured in 365 days. The annual effective interest rates of these bonds are 4.83%, 4.84% and 5.00%, respectively. These bonds were fully repaid in April 2013, November 2013 and December 2013, respectively.

The Company issued unsecured super short-term bonds with face values of RMB5 billion, RMB5 billion, RMB5 billion and RMB5 billion bearing annual interest rates of 3.35%, 3.32%, 3.70%, and 3.99% in June 2012, July 2012, August 2012, and September 2012, respectively. Such bonds are denominated in RMB, issued at face value and matured in 270 days from the issuance dates, respectively. The annual effective interest rates of these bonds are 3.76%, 3.73%, 4.11%, and 4.40%, respectively. These bonds were fully repaid in March 2013, April 2013, May 2013, and June 2013 respectively.

The Company issued unsecured super short-term bonds with face values of RMB5 billion, RMB5 billion, RMB5 billion and RMB5 billion bearing annual interest rates of 3.80%, 3.90% 3.80% and 5.70% in February 2013, April 2013, May 2013 and December 2013, respectively. Such bonds are denominated in RMB, issued at par and matured in 270 days. The annual effective interest rates of these bonds are 4.21%, 4.31%, 4.21% and 6.12%, respectively. The bonds issued in February and April 2013 were fully repaid in November and December 2013, respectively. As at December 31, 2013, interest payables for the outstanding bonds amounted to approximately RMB120.25 million and RMB11.88 million, respectively.

The Company issued unsecured short-term bond with a face values of RMB5 billion bearing an annual interest rates 5.25% in November 2013. The bond is denominated in RMB, issued at par and matured in 365 days. The annual effective interest rate of the bond is 5.67%. As at December 31, 2013, interest payables for the bond amounted to approximately RMB36.68 million.

29	Short-term loans

Short-term loans are as follows:

	As at December 31, 2013			As at December 31, 2012
	Original	RMB	Annual	Original	RMB	Annual
	currency	equivalent	interest rate	currency	equivalent	interest rate
	’000			’000

Secured
RMB
- Fixed rate	1,050,000	1,050,000	6.00%-6.10%	6,520,000	6,520,000	5.04%-5.40%
- Fixed rate-discounted notes receivable	-	-	-	21,250	21,250	6.08%-6.30%
- Variable rate	5,000,000	5,000,000	5.04%-6.00%
US
- Variable rate	2,468	15,046	2.67%	-	-	-

Subtotal		6,065,046			6,541,250

Unsecured
RMB
- Fixed rate	8,040,000	8,040,000	5.28%-5.70%	20,900,826	20,900,826	5.04%-6.56%
- Variable rate	23,832,000	23,832,000	5.04%-5.70%	-	-	-

Subtotal		31,872,000			20,900,826

Total		37,937,046			27,442,076

29	Short-term loans (continued)

As at December 31, 2013, short-term loans of RMB6,000 million (December 31, 2012: RMB6,250 million) were secured by accounts receivable of the Company and its subsidiaries with net book value amounting to RMB6,501 million (December 31, 2012: RMB6,319 million).

As at December 31, 2013, a short-term loan of RMB50 million (December 31, 2012: nil) was secured by certain future revenue to be generated by a subsidiary of the Company.

As at December 31, 2013, a short-term loan of RMB15.05 million (December 31, 2012: nil) was secured by certain property, plant and equipment of the subsidiary of the Company.

As at December 31, 2012, short-term loans of a subsidiary of the Company of RMB270 million are secured by future electricity revenue of the subsidiary of the Company. These loans were settled in 2013.

As at December 31, 2012, short-term loans of RMB21.25 million represented the notes receivable that were discounted with recourse. As these notes receivable have not yet matured, the proceeds received were recorded as short-term loans. These loans were settled in 2013.

As at December 31, 2013, short-term loans from Huaneng Finance amounted to RMB1,290 million (December 31, 2012: RMB1,315 million) with the annual interest rates ranged from 5.40% to 5.70% (December 31, 2012: 5.40% to 6.00%) (Note 35).

As at December 31, 2013, a short-term loan was borrowed from China Huaneng Group Clean Energy Technology Research Institute Co., Ltd. (“Huaneng Clean Energy”) amounting to RMB150 million (December 31, 2012: RMB120 million) with the annual interest rate of 5.40% (December 31, 2012: 5.40%) (Note 35).

As at December 31, 2013, a short-term loan was borrowed from Xi’an Thermal Power Research Institute Co., Ltd. (“Xi’an Thermal”) amounting to RMB100 million (December 31, 2012: nil) with annual interest rate of 5.52% (Note 35).

As at December 31, 2012, a short-term loan was borrowed from Huaneng Shandong Power Limited Company (“Shandong Power Limited”) amounting to RMB50 million with annual interest rate of 6.00%. These loans were settled in 2013.

30	Deferred income tax assets and liabilities

The offset amounts of deferred income tax assets and liabilities are as follows:

	As at December 31,
	2013	2012

Deferred income tax assets	652,358	532,387
Deferred income tax liabilities	(2,032,417)	(2,011,729)

	(1,380,059)	(1,479,342)

The gross movement on the deferred income tax accounts is as follows:

	2013	2012	2011

Beginning of the year	(1,479,342)	(1,466,756)	(1,293,912)
Acquisitions	-	-	(379,084)
Adjustment on acquisitions	-	(134,460)	-
Credited/(charged) to profit or loss (Note 32)	57,230	148,668	(39,469)
(Charged)/credited to other comprehensive income/(loss)	(59,197)	34,556	173,343
Currency translation differences	79,187	(61,350)	69,197
Disposal of a subsidiary	-	-	3,169
Reclassification to liabilities held for sale (Note 19)	22,063	-	-

End of the year	(1,380,059)	(1,479,342)	(1,466,756)

30	Deferred income tax assets and liabilities (continued)

The movements in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdictions, are as follows:

Deferred income tax assets:

						VAT refunds
						on purchases
		Amortization	Provision for			of domestically
	Hedging	of land	impairment		Accrued	manufactured	Unused
	reserve	use rights	loss	Depreciation	expenses	equipment	tax losses	Others	Total

As at 1 January 2012	92,658	15,447	221,956	156,890	47,942	330,925	139,786	203,728	1,209,332

(Charged)/credited to profit or loss	(4)	(368)	(34,344)	(21,309)	(1,894)	(24,056)	(6,796)	115,811	27,040
Credited to other comprehensive income	67,395	-	-	-	-	-	-	-	67,395
Currency translation differences	2,405	-	15	125	-	-	-	590	3,135

As at December 31, 2012	162,454	15,079	187,627	135,706	46,048	306,869	132,990	320,129	1,306,902
(Charged)/credited to profit or loss	-	(368)	74,300	(38,561)	(12,444)	(25,523)	27,790	86,706	111,900
Credited to other comprehensive loss	(94,611)	-	-	-	-	-	-	-	(94,611)
Currency translation differences	(4,969)	-	(166)	(138)	-	-	(890)	(2,254)	(8,417)
Reclassification to assets held for sale (Note 19)	-	-	(88)	-	-	-	-	(625)	(713)

As at December 31, 2013	62,874	14,711	261,673	97,007	33,604	281,346	159,890	403,956	1,315,061

30	Deferred income tax assets and liabilities (continued)

Deferred income tax liabilities:

		Amortization		Power		Territorial
	Fair value	of land		generation	Mining	waters
	gains	use rights	Depreciation	licence	rights	use right	Others	Total

As at 1 January 2012	(181,634)	(435,231)	(1,068,650)	(659,656)	(162,400)	(85,486)	(83,031)	(2,676,088)

Adjustment on 2011 acquisitions	-	(8,303)	(17,890)	-	(108,267)	-	-	(134,460)
Credited/ (charged) to profit or loss	-	22,582	120,146	-	-	519	(21,619)	121,628
Charged to other comprehensive income	(32,839)	-	-	-	-	-	-	(32,839)
Currency translation differences	-	(2,747)	(31,220)	(30,518)	-	-	-	(64,485)

As at December 31, 2012	(214,473)	(423,699)	(997,614)	(690,174)	(270,667)	(84,967)	(104,650)	(2,786,244)

(Charged)/credited to profit or loss	-	(7,443)	(41,065)	-	-	3,374	(9,536)	(54,670)
Credited to other
Comprehensive loss	35,414	-	-	-	-	-	-	35,414
Currency translation differences	-	3,765	45,984	37,855	-	-	-	87,604
Reclassification to liabilities held for sale (Note 19)	-	16,114	3,903	-	-	2,759	-	22,776

As at December 31, 2013	(179,059)	(411,263)	(988,792)	(652,319)	(270,667)	(78,834)	(114,186)	(2,695,120)

30	Deferred income tax assets and liabilities (continued)

As at December 31, 2013 and 2012, taxable temporary differences relating to interest in equity method investees amounted to RMB2.65 billion and RMB2.03 billion, respectively. No deferred tax liabilities were recognized as at December 31, 2013 and 2012 as dividends from these investees to the Company is exempted from the PRC income tax and the Company has no plan to dispose any of these investees in the foreseeable future.

In accordance with the accounting policy set out in Note 2(t), the Company and its subsidiaries did not recognize deferred income tax assets in respect of certain deductible temporary differences and accumulated tax losses that can be carried forward against future taxable income, of approximately RMB7,200 million as at December 31, 2013 (2012: RMB6,602 million).

The expiry dates of such tax losses for which no deferred income tax assets were recognized are summarized as follows:

	As at December 31,
	2013	2012

Year of expiry
2013	-	837,456
2014	500,575	581,380
2015	938,601	938,601
2016	1,589,375	1,703,980
2017	1,932,014	1,934,582
2018	1,256,983	-

	6,217,548	5,995,999

31	Additional financial information on balance sheets

As at December 31, 2013, the net current liabilities of the Company and its subsidiaries amounted to approximately RMB64,792 million (2012: RMB57,508 million). On the same date, total assets less current liabilities were approximately RMB163,254 million (2012: RMB165,506 million).

32	Income tax expense

	For the Year Ended December 31,
	2013	2012	2011

Current income tax expense	4,579,901	2,659,038	829,458
Deferred income tax (Note 30)	(57,230)	(148,668)	39,469

	4,522,671	2,510,370	868,927

No Hong Kong profits tax has been provided as there were no estimated assessable profits in Hong Kong for the year (2012 and 2011: nil).

32	Income tax expense (continued)

The reconciliation of the effective income tax rate from the notional income tax rate is as follows:

	For the Year Ended December 31,
	2013	2012	2011

Notional tax on profit before income tax expense, calculated at the applicable income tax rates in the countries concerned	24.33%	24.28%	18.43%
Effect of tax losses and deductible temporary differences not recognized	1.01%	3.28%	22.67%
Effect of the tax rate differential on deferred income tax balance	-	-	0.41%
Effect of non-taxable income	(1.15)%	(1.95)%	(9.78)%
Effect of non-deductible expenses	1.80%	2.67%	10.70%
Others	(0.03)%	-	(0.05)%

Effective tax rate	25.96%	28.28%	42.38%

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

The income tax rate applicable to Singapore subsidiaries is 17% (2012 and 2011: 17%).

33	Earnings per share

The basic earnings per share is calculated by dividing the consolidated net profit attributable to the equity holders of the Company by the weighted average number of the Company’s outstanding ordinary shares during the year:

	2013	2012	2011

Consolidated net profit attributable to equity holders of the Company	10,426,024	5,512,454	1,180,512
Weighted average number of the Company’s outstanding ordinary shares (’000)	14,055,383	14,055,383	14,055,383
Basic and diluted earnings per share (RMB)	0.74	0.39	0.08

There was no dilutive effect on earnings per share since the Company had no dilutive potential ordinary shares for the years ended December 31, 2013, 2012 and 2011.

34	Notes to consolidated statements of cash flows

Bank balances and cash comprised the following:

	As at December 31,
	2013	2012	2011

Total bank balances and cash	9,433,385	10,624,497	8,670,015
Add: Cash and cash equivalents Reclassified to assets held for sale (Note 19)	34,488	-	-
Less: Restricted cash	(126,201)	(119,110)	(117,233)

Cash and cash equivalents as at year end	9,341,672	10,505,387	8,552,782

The bank balances and cash of the Company and its subsidiaries are denominated in the following currencies:

	As at December 31,
	2013	2012	2011

RMB	7,780,145	7,935,202	5,040,151
S$ (RMB equivalent)	1,109,913	2,142,873	2,935,792
US$ (RMB equivalent)	543,312	545,514	693,823
JPY (RMB equivalent)	15	404	248
HK$ (RMB equivalent)	-	504	1

Total	9,433,385	10,624,497	8,670,015

There is no material non-cash investing and financing transaction for the year ended December 31, 2013, 2012 and 2011.

35	Related party balances and transactions

The related parties of the Company and its subsidiaries that had transactions with the Company and its subsidiaries are as follows:

Names of related parties	Nature of relationship

Huaneng Group	Ultimate parent Company
HIPDC	Parent Company
Huaneng Property Co., Ltd.	A subsidiary of Huaneng Group
Xi’an Thermal and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Energy & Communications Holdings Co., Ltd.	Subsidiaries of Huaneng Group
(“HEC”) and its subsidiaries
Shandong Power Limited and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Renewables Corporation Limited	A subsidiary of Huaneng Group
(“Huaneng Renewables”)
Huaneng Guicheng Trust Co., Ltd.	A subsidiary of Huaneng Group
(“Huaneng Guicheng Trust”)
Huaneng Hulunbeier Energy Development	A subsidiary of Huaneng Group
Company Ltd. (“Hulunbeier Energy”)
Huaneng Suzhou Thermoelectric Power Company Ltd.	A subsidiary of Huaneng Group
Alltrust Insurance Co., Ltd.	A subsidiary of Huaneng Group
Huaneng Wuhan Power Co., Ltd.	A subsidiary of Huaneng Group
North United Power Coal Transportation	A subsidiary of Huaneng Group
and Marketing Co., Ltd. (“North United Power”)
Huaneng Group Technology Innovation Center	A subsidiary of Huaneng Group
Gansu Huating Coal and Power Co., Ltd.	A subsidiary of Huaneng Group
(“Huating Coal and Power”)
Huaneng Clean Energy	A subsidiary of Huaneng Group
China Huaneng Group Hongkong Company Limited	A subsidiary of Huaneng Group
Huaneng Xinjiang Energy Development Co., Ltd.	A subsidiary of Huaneng Group
Huaneng Henan Zhongyuan Gas Power	A subsidiary of Huaneng Group
Generation Co., Ltd.
Huaneng Carbon Assets Management Company Limited	A subsidiary of Huaneng Group
Huaneng Heilongjiang Power Generation Co., Ltd.	A subsidiary of Huaneng Group
Zhejiang Zheneng Power Co., Ltd. *	An investee of Huaneng Group
Zhejiang Southeast Electric Power Co., Ltd.*	An investee of Huaneng Group
Huaneng Group Fuel Company	An associate of the Company
and also a subsidiary of
Huaneng Group
Huaneng Ruijin Power Generation Co., Ltd.	A subsidiary of HIPDC
(“Ruijin Power Generation”)
Huaneng Anyuan Power Generation Co., Ltd	A subsidiary of HIPDC
(“Anyuan Power Generation”)
Rizhao Power Company	An associate of the Company
and also a subsidiary of
Huaneng Group
Huaneng Chaohu Power Generation Co., Ltd.	A subsidiary of HIPDC
Huaneng Tibet Power Generation Co., Ltd.	A subsidiary of Huaneng Group

35	Related party balances and transactions (continued)

Names of related parties	Nature of relationship

Huaneng Finance	An associate of the Company
and also a subsidiary of
Huaneng Group
Lime Company	An associate of a subsidiary
Shanghai Time Shipping	A joint venture of the Company
Nantong Power	A joint venture of the Company
Subsidiaries of Jiangsu Province Guoxin Asset	A minority shareholder of
Management Group Limited Company	the Company’s subsidiaries
(“Jiangsu Guoxin”)**
Huaneng Shanxi Qinling Power Co., Ltd.	A subsidiary of Huaneng Group
Coal Gasification Co.	An associate of the Company and
also a subsidiary of
Huaneng Group
Huaneng Jilin Power Generation Co., Ltd.	A subsidiary of Huaneng Group
(“Huaneng Jilin Company”)
Government-related enterprises***	Related parties of the Company

*	Zhejiang Southeast Electric Power Co., Ltd. was merged by Zhejiang Zheneng Power Co., Ltd. in December 2013. Mr. Gu Biquan, the vice president of the Company, acted as the vice chairman of Zhejiang Southeast Electric Power Co., Ltd.. Meanwhile, Huaneng Group holds 25.57% equity interest of Zhejiang Southeast Electric Power Co., Ltd.. After the merger, Zhejiang Southeast Electric Power Co., Ltd. was revoked and Huaneng Group holds 5% equity interest of Zhejiang Zheneng Power Co., Ltd..

**	The director of the Company, Mr. Xu Zujian also serves as the Vice President of Jiangsu Guoxin. Meanwhile, Jiangsu Guoxin holds 30%, 30%, 26.36%, 30% and 21% equity interest of Huaneng Nanjing Combined Cycle Co-generation Co., Ltd., Huaneng Nantong Power Generation Limited Liability Company, Huaneng Huaiyin II Power Limited Company, Jinling Power Company. and Jinling CCGT, respectively.

***	Huaneng Group is a state-owned enterprise. In accordance with the revised IAS 24, “Related Party Disclosures”, government-related enterprises, other than entities under Huaneng Group, which the PRC government has control, joint control or significant influence over are also considered as related parties of the Company and its subsidiaries (“other government-related enterprises”).

The majority of the business activities of the Company and its subsidiaries are conducted with other government-related enterprises. For the purpose of the related party balances and transactions disclosure, the Company and its subsidiaries have established procedures to determine, to the extent possible, the identification of the ownership structure of its customers and suppliers as to whether they are government- related enterprises. However, many government-related enterprises have a multi-layered corporate structure and the ownership structures change over time as a result of transfers and privatization programs. Nevertheless, management believes that all material related party balances and transactions have been adequately disclosed.

In addition to the related party information shown elsewhere in these financial statements, the following is a summary of significant related party transactions entered into in the ordinary course of business between the Company and its subsidiaries and their related parties during the year and significant balances arising from related party transactions as at year end.

35	Related party balances and transactions (continued)

(a)	Related party balances

(i)	Cash deposits in a related party

	As at December 31,
	2013	2012

Deposits in Huaneng Finance
- Savings deposit	2,363,735	3,662,365

For the year ended December 31, 2013, the annual interest rates for these savings deposits placed with Huaneng Finance ranged from 0.35% to 1.35% (2012: from 0.35% to 1.49%).

(ii)	As described in Note 23 and 29, certain loans of the Company and its subsidiaries were borrowed from Huaneng Group, Huaneng Finance, Xi’an Thermal and Huaneng Clean Energy.

(iii)	Except for those disclosed in Note 35(a)(ii), the balances with Huaneng Group, HIPDC, subsidiaries, associates, joint ventures and other related parties are unsecured, non- interest bearing and receivable/repayable within one year. As at and for the years ended December 31, 2013 and 2012, no provision is made on receivable balances from these parties.

Other receivables and assets comprised the following balances due from related parties:

	As at December 31,
	2013	2012

Due from Huaneng Group	-	38
Due from associates	159,867	152,891
Due from a joint venture	50,000	50,000
Due from other related parties	61,354	260,026

Total	271,221	462,955

(iv)	Accounts payable and other liabilities comprised the following balances due to related parties:

	As at December 31,
	2013	2012

Due to Huaneng Group	1,083	10,685
Due to HIPDC	14,313	28,052
Due to associates	2,637,506	13,414
Due to a joint venture	776,720	272,684
Due to other related parties	850,886	827,157

Total	4,280,508	1,151,992

35	Related party balances and transactions (continued)

(a)	Related party balances (continued)

(v)	As at December 31, 2013, included in long-term loans (including current portion) and short- term loans are loans payable to other government-related enterprises amounting to RMB109 billion (2012: RMB106 billion).

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

(b)	Related party transactions

	For the Year Ended December 31,
	2013	2012	2011

Huaneng Group
Drawdown of long-term loans	640,485	-	-
Interest expense on long-term loans	(51,923)	(23,955)	(36,220)
Training fees	(10)	(22)	(37)
Purchase of capacity quota	(478,620)	-	-

HIPDC
Service fees expenses on transmission and transformer facilities	(140,771)	(140,771)	(140,771)
Rental charge on land use rights of Huaneng Nanjing Power Plant	(1,657)	(1,657)	(1,334)
Rental charge on office building	-	-	(450)

Huaneng Finance
Drawdown of short-term loans	1,290,000	3,555,000	4,115,000
Drawdown of long-term loans	-	417,000	-
Interest expense on short-term loans	(66,756)	(174,930)	(51,668)
Interest expense on long-term loans	(23,169)	(12,338)	(11,235)

Huaneng Renewables
Agency fee on CDM projects	(900)	(1,200)	(200)

HEC and its subsidiaries
Purchase of coal and service fee occurred for transportation	(771,807)	(611,474)	(404,257)
Purchase of equipment	(55,424)	(82,685)	(204,207)
Purchase of materials	(479)	(3,994)	-

35	Related party balances and transactions (continued)

(b)	Related party transactions (continued)

	For the Year Ended December 31,
	2013	2012	2011

Lime Company
Purchase of lime	(113,697)	(116,741)	(112,157)

Xi’an Thermal and its subsidiaries
Technical services and industry-specific technological project contracting services obtained	(258,188)	(166,520)	(156,997)
Purchase of equipment	(311,565)	(170,741)	(47,499)
Service fees expenses on transmission and transformer facilities	(1,290)	-	-
Drawdown of short-term loans	100,000	100,000	70,000
Interest expense on short-term loans	(1,978)	(4,347)	(2,197)

Hulunbeier Energy
Purchase of coal	(425,978)	(970,328)	(676,184)

Rizhao Power Company
Purchase of coal	(1,623,360)	(1,795,217)	(2,119,430)
Sales of electricity	2,779	2,372	2,743
Purchase of materials	(58,962)	(47,235)	(44,084)
Purchase of electricity	(8,369)	(6,160)	(4,822)
Sales of coal	20,559	202,819	524,979
Rental charge on lease of cetain property, plant and equipment	(14,763)	(16,228)	(13,337)
Purchase of power generation quota	(15,356)	(30,396)	-
Sales of power generation quota	7,704	-	-

Huaneng Suzhou Thermoelectric Power Company Ltd.
Sales of coal	-	31,682	70,338

Huaneng Wuhan Power Co., Ltd.
Sales of coal	8,851	88,694	144,844

Ruijin Power Generation
Sales of coal	34,885	206,731	238,297

Huaneng Property Co., Ltd.
Rental charge on office building	(96,868)	(95,595)	(96,485)

35	Related party balances and transactions (continued)

(b)	Related party transactions (continued)

	For the Year Ended December 31,
	2013	2012	2011

North United Power
Purchase of coal	(134,975)	(100,364)	(196,430)

Huating Coal and Power
Purchase of coal	(1,190,240)	(1,658,401)	(2,364,518)

Huaneng Guicheng Trust
Drawdown of short-term loans	-	-	4,500,000
Interest expense on short-term loans	-	(157,610)	(246,747)

Alltrust Insurance Co., Ltd.
Premiums for property insurance	(159,727)	(148,525)	(158,937)
Rental revenue	982	-	-

Huaneng Tibet Power Generation Co., Ltd.
Labor service	-	-	190

Huaneng Group Technology Innovation Center
Technical services and industry-specific technological project contracting services obtained	(70,400)	(21,480)	(27,750)

Shanghai Time Shipping
Purchase of coal and service fee paid for transportation	(2,654,082)	(1,432,619)	(1,711,838)
Purchase of tug boats	-	(88,889)	-

Huaneng Chaohu Power Generation Co., Ltd.
Sales of coal	-	-	24,675

35	Related party balances and transactions (continued)

(b)	Related party transactions (continued)

	For the Year Ended December 31,
	2013	2012	2011

Huaneng Group Fuel Company and its subsidiaries
Purchase of coal	(9,751,792)	(658,317)	(497,806)
Sales of coal	65,586	27,593	-
Handling service provided	30,066	8,971	-
Transportation service provided	4,057	-	-
Port usage fee	13,571	4,539	-

Huaneng Shanxi Qinling Power Co., Ltd.
Purchase of capacity quota	-	-	(244,000)

Huaneng Clean Energy
Drawdown of short-term loans	150,000	120,000	100,000
Interest expense on short-term loans	(6,422)	(5,784)	(1,257)
Service fee	-	(540)	-

Huaneng Jilin Company
Transfer of 100% equity interest in Huaneng Jilin Biological Power Generation Limited Company	-	-	106,303

Jinling CCGT*
Lending of short-term loans	-	-	(100,000)
Interest income on short-term loans	-	2,849	-
Entrusted management fee	-	38,810	-

Coal Gasification Co.
Advance from Coal Gasification Co.	-	-	1,310

Huaneng Henan Zhongyuan Gas Power Generation Co., Ltd.
Purchase of power generation quota	(119,196)	(49,500)	-

Huaneng Xinjiang Energy Development Co., Ltd.
Sales of assets	-	8,900	-

Zhejiang Southeast Electric Power Co., Ltd.
Purchase of power generation quota	(39,591)	(37,744)	-

Anyuan Power Generation
Training Fee	-	(319)	-
Provision of entrusted power generation	295,020	235,195	-

*	Jinling CCGT became a subsidiary of the Company in 2013 (see Note 40).

35	Related party balances and transactions (continued)

(b)	Related party transactions (continued)

	For the Year Ended December 31,
	2013	2012	2011

Shandong Power Limited and its subsidiaries
Purchase of power generation quota	(183,866)	(138,484)	-
Purchase of materials	(1)	(159)	-
Purchase of coal	(1,558,130)	(957,275)	-
Drawdown of short-term loans	-	50,000	-
Interest expense on short-term loans	(2,200)	(867)	-
Service fee	(1,590)	-	-
Training service provided	61	-	-
Transportation service provided	33,037	-	-
Handling service provided	3,250	-	-
Sales of coal	-	-	29,892
Sales of fuel	-	-	127
Advance from Dongying New Energy	-	-	2,924

Nantong Power
Transfer of assets	-	1,034,777	-

Huaneng Carbon Assets Management Company Limited
Agency fee on CDM projects	(1,702)	-	-

Huaneng Heilongjiang Power Generation Co., Ltd.
Service fee	(300)	-	-

Subsidiaries of Jiangsu Guoxin
Provision of entrusted power generation	75,736	163,512	-
Entrusting other parties for power generation	(7,977)	-	-

For the years ended December 31, 2013, 2012 and 2011, the Company provided management service to certain power plants owned by Huaneng Group and HIPDC. The Company did not receive any management fee. At the same time, Shandong Power Limited provided management services to certain branches and subsidiaries of the Company which located in Shandong Province. The Company did not pay any management fee for such arrangements.

For the additional capital injection in associates and joint ventures, please refer to Note 8.

35	Related party balances and transactions (continued)

(b)	Related party transactions (continued)

Transactions with government-related enterprises

For the years ended December 31, 2013, 2012 and 2011, the Company and its domestic subsidiaries sold substantially all their products to local government-related power grid companies. Please refer to Note 5 for details of sales information to major power grid companies. The Company and its domestic subsidiaries maintained most of its bank deposits in government-related financial institutions while lenders of most of the Company and its subsidiaries’ loans are also government- related financial institutions.

For the years ended December 31, 2013, 2012 and 2011, other collectively-significant transactions with government-related enterprises also include a large portion of fuel purchases, property, plant and equipment construction and related labor employed.

(c)	Guarantees

		As at December 31,
		2013	2012

(i)	Long-term loans guaranteed by
	- Huaneng Group	427,332	532,508
	- HIPDC	2,000,000	2,000,000
(ii)	Long-term bonds guaranteed by
	- HIPDC	4,000,000	4,000,000
	- Government-related banks	5,000,000	5,000,000

(d)	Pre-tax benefits and social insurance of key management personnel

	For the Year Ended December 31,
	2013	2012	2011

Salaries	9,126	7,572	7,272
Pension	1,324	1,043	1,033

Total	10,450	8,615	8,305

35	Related party balances and transactions (continued)

(e)	Related party commitments

Related party commitments which were contracted but not recognized in balance sheet as at balance sheet dates are as follows:

(i)	Capital commitments

	As at December 31,
	2013	2012

Xi’an Thermal and its subsidiaries	249,095	213,444
HEC and its subsidiaries	44,702	14,679
Shanghai Time Shipping	33,500	-
A subsidiary of Shandong Power Limited	5,722	-

	333,019	228,123

(ii)	Fuel purchase and transportation commitments

	As at December 31,
	2013	2012

Shanghai Time Shipping	207,287	181,544
Huaneng Group Fuel Company	1,633,705	24,986
HEC and its subsidiaries	19,380	113,463
Huating Coal and Power	88,200	409,680
North United Power	10,044	11,276
Hulunbeier Energy	-	4,849
Shandong Power Limited and its subsidiaries	83,571	62,310

	2,042,187	808,108

(iii)	Operating lease commitments

	As at December 31,
	2013	2012

HIPDC	57,990	59,647
Huaneng Property Co., Ltd.	32,528	125,439

	90,518	185,086

36	Labor cost

Other than the salaries and staff welfare, the labor cost of the Company and its subsidiaries mainly comprises the following:

All PRC employees of the Company and its subsidiaries are entitled to a monthly pension upon their retirements. The PRC government is responsible for the pension liability to these employees on retirement. The Company and its subsidiaries are required to make contributions to the publicly administered retirement plan for their PRC employees at a specified rate, currently set at 14% to 22% (2012 and 2011: 14% to 22% and 14% to 22%) of the basic salary of the PRC employees. The retirement plan contributions paid by the Company and its subsidiaries for the year ended December 31, 2013 were approximately RMB565 million (2012 and 2011: RMB487 million and RMB466 million), including approximately RMB539 million (2012 and 2011: RMB474 million and RMB448 million) charged to profit or loss.

In addition, the Company and its subsidiaries have also implemented a supplementary defined contribution retirement scheme for PRC employees. Under this scheme, the employees are required to make a specified contribution based on the number of years of service with the Company and its subsidiaries, and the Company and its subsidiaries are required to make a contribution equal to two to four times the employees’ contributions. The employees will receive the total contributions upon their retirement. For the year ended December 31, 2013, the contributions to supplementary defined contribution retirement scheme paid by the Company and its subsidiaries amounted to approximately RMB154 million (2012 and 2011: RMB138 million and RMB135 million), including approximately RMB150 million (2012 and 2011: RMB134 million and RMB130 million) charged to profit or loss.

SinoSing Power and its subsidiaries in Singapore appropriate a specified rate, currently set at 6.5% to 16% (2012 and 2011: 6.5% to 16% and 5% to 16%) of the basic salary to central provident funds in accordance with the local government regulations. The contributions made by SinoSing Power and its subsidiaries for the year ended December 31, 2013 amounted to approximately RMB14.70 million (2012 and 2011: RMB17.10 million and RMB18.91 million), all of which were charged to profit or loss.

The Company and its subsidiaries have no further obligation for post-retirement benefits beyond the annual contributions made above.

In addition, the Company and its subsidiaries also make contributions of housing funds and social insurance to the social security institutions at specified rates of the basic salary and no more than the upper limit. The housing funds and social insurance contributions paid by the Company and its subsidiaries were charged to the costs or expenses, the amounts of which for the year ended December 31, 2013 were approximately RMB414 million (2012 and 2011: RMB377 million and RMB332 million) and RMB428 million (2012 and 2011: RMB397 million and RMB355 million), respectively.

37	Directors’, supervisors’ and senior management’s emoluments

(a)	Pre-tax benefits and social insurance of directors and supervisors

The remuneration of every director and supervisor of the Company for the year ended December 31, 2013 is set out below:

			Performance
	Fees	Basic salaries	salaries	Pension	Total

Name of director
Mr. Cao Peixi	-	-	-	-	-
Mr. Huang Long	-	-	-	-	-
Mr. Li Shiqi	-	-	-	-	-
Mr. Huang Jian	-	-	-	-	-
Mr. Liu Guoyue	-	318	353	113	784
Mr. Fan Xiaxia	-	351	484	113	948
Mr. Shan Qunying	48	-	-	-	48
Mr. Guo Hongbo	48	-	-	-	48
Mr. Xu Zujian	48	-	-	-	48
Mr. Xie Rongxing	48	-	-	-	48
Ms. Huang Mingyuan	-	-	-	-	-
Mr. Liu Shuyuan	-	-	-	-	-
Mr. Shao Shiwei	74	-	-	-	74
Mr. Wu Liansheng	74	-	-	-	74
Mr. Li Zhensheng	74	-	-	-	74
Mr. Qi Yudong	74	-	-	-	74
Mr. Zhang Shouwen	74	-	-	-	74

Sub-total	562	669	837	226	2,294

Name of supervisor
Mr. Guo Junming	-	-	-	-	-
Mr. Hao Tingwei	48	-	-	-	48
Ms. Zhang Mengjiao	-	-	-	-	-
Mr. Gu Jianguo	48	-	-	-	48
Mr. Wang Zhaobin	-	299	412	99	810
Ms. Zhang Ling	-	113	438	95	646

Sub-total	96	412	850	194	1,552

Total	658	1,081	1,687	420	3,846

37	Directors’, supervisors’ and senior management’s emoluments (continued)

(a)	Pre-tax benefits and social insurance of directors and supervisors (continued)

The remuneration of every director and supervisor of the Company for the year ended December 31, 2012 is set out below:

			Performance
	Fees	Basic salaries	salaries	Pension	Total

Name of director
Mr. Cao Peixi	-	-	-	-	-
Mr. Huang Long	-	-	-	-	-
Mr. Li Shiqi	-	-	-	-	-
Mr. Huang Jian	-	-	-	-	-
Mr. Liu Guoyue	-	347	485	108	940
Mr. Fan Xiaxia	-	347	485	108	940
Mr. Shan Qunying	48	-	-	-	48
Mr. Guo Hongbo
(appointed in 2012)	48	-	-	-	48
Mr. Xu Zujian	48	-	-	-	48
Mr. Xie Rongxing
(appointed in 2012)	24	-	-	-	24
Ms. Huang Mingyuan
(resigned in 2012)	24	-	-	-	24
Mr. Liu Shuyuan (resigned in 2012)	-	-	-	-	-
Mr. Shao Shiwei	74	-	-	-	74
Mr. Wu Liansheng	74	-	-	-	74
Mr. Li Zhensheng	74	-	-	-	74
Mr. Qi Yudong	74	-	-	-	74
Mr. Zhang Shouwen	74	-	-	-	74

Sub-total	562	694	970	216	2,442

Name of supervisor
Mr. Guo Junming	-	-	-	-	-
Mr. Hao Tingwei	48	-	-	-	48
Ms. Zhang Mengjiao	-	-	-	-	-
Mr. Gu Jianguo	48	-	-	-	48
Mr. Wang Zhaobin	-	250	376	89	715
Ms. Zhang Ling	-	113	447	88	648

Sub-total	96	363	823	177	1,459

Total	658	1,057	1,793	393	3,901

37	Directors’, supervisors’ and senior management’s emoluments (continued)

(a)	Pre-tax benefits and social insurance of directors and supervisors (continued)

The remuneration of every director and supervisor of the Company for the year ended December 31, 2011 is set out below:

			Performance
	Fees	Basic salaries	salaries	Pension	Total

Name of director
Mr. Cao Peixi	-	-	-	-	-
Mr. Huang Long	-	-	-	-	-
Mr. Wu Dawei	-	-	-	-	-
Mr. Li Shiqi	-	-	-	-	-
Mr. Huang Jian	-	-	-	-	-
Mr. Liu Guoyue	-	331	463	101	895
Mr. Fan Xiaxia	-	331	463	101	895
Mr. Shan Qunying	48	-	-	-	48
Mr. Xu Zujian	48	-	-	-	48
Ms. Huang Mingyuan	48	-	-	-	48
Mr. Liu Shuyuan	48	-	-	-	48
Mr. Liu Jipeng	40	-	-	-	40
Mr. Yu Ning	40	-	-	-	40
Mr. Shao Shiwei	74	-	-	-	74
Mr. Zheng Jianchao	40	-	-	-	40
Mr. Wu Liansheng	74	-	-	-	74
Mr. Li Zhensheng	40	-	-	-	40
Mr. Qi Yudong	40	-	-	-	40
Mr. Zhang Shouwen	40	-	-	-	40

Sub-total	580	662	926	202	2,370

Name of supervisor
Mr. Guo Junming	-	-	-	-	-
Mr. Hao Tingwei	24	-	-	-	24
Ms. Zhang Mengjiao	-	-	-	-	-
Ms. Yu Ying	24	-	-	-	24
Ms. Wu Lihua	-	-	-	-	-
Mr. Gu Jianguo	48	-	-	-	48
Mr. Wang Zhaobin	-	109	330	84	523
Ms. Zhang Ling	-	45	136	35	216
Mr. Dai Xinmin	-	54	166	58	278

Sub-total	96	208	632	177	1,113

Total	676	870	1,558	379	3,483

During the year, no option was granted to the directors or the supervisors (2012 and 2011: nil).

During the year, no emolument was paid to the directors or the supervisors (including the five highest paid employees) as an inducement to join or upon joining the Company or as compensation for loss of office (2012 and 2011: nil).

No director or supervisor had waived or agreed to waive any emoluments during the years 2013, 2012 and 2011.

37	Directors’, supervisors’ and senior management’s emoluments (continued)

(b)	Five highest paid individuals

The five individuals whose emoluments were the highest in the Company and its subsidiaries for the year include one director (2012 and 2011: two and two directors) whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining four (2012 and 2011: three and three) individuals during the year (within the range of nil to RMB1 million) are as follows:

	For the Year Ended December 31,
	2013	2012	2011

Basic salaries	1,197	888	844
Performance salaries	1,647	1,236	1,181
Pension	418	298	279

	3,262	2,422	2,304

38	Commitments

(a)	Capital and operational commitments

(i)	Commitments mainly relate to the construction of new power projects, certain ancillary facilities and renovation projects for existing power plants and the purchases of coal. Details of such commitments are as follows:

	As at December 31,
	2013	2012

Contracted but not provided for
– purchase of inventories	14,034,609	6,284,455
– construction	16,915,952	10,463,817

Sub-total	30,950,561	16,748,272

Authorized but not contracted for
– construction	1,069,370	1,062,672

Total	32,019,931	17,810,944

38	Commitments (continued)

(a)	Capital and operational commitments (continued)

(ii)	The Company and its subsidiaries have entered into various long-term fuel supply agreements with various suppliers in securing fuel supply for various periods. All the agreements require minimum, maximum or forecasted volume purchases and subject to certain termination provisions. Related purchase commitments are as follows:

	2013			2012
		Purchase	Estimated	Purchase	Estimated
	Periods	quantities	unit costs (RMB)	quantities	unit costs (RMB)

A government	2014 – 2015	2.8 million	not defined	-	-
-related		ton/year
enterprise
A government	2014 – 2023	541 million m3/year *	1.97/m3	486.9 million	1.63/m3
-related				m3/year
enterprise	2014 – 2023	450 million m3/year *	2.92/m3	-	-

Other suppliers	2013	-	-	175.1 BBtu**/day	approximately
100,000/BBtu
	2014	90.1 BBtu/day	(i)	90.0 BBtu/day	(i)
	2015 – 2022	72.5 BBtu/day	(i)	72.4 BBtu/day	(i)
	2023	72.4 BBtu/day	(i)	72.4 BBtu/day	(i)
	2024 – 2028	49.9 BBtu/day	(i)	49.9 BBtu/day	(i)

*	The quantities represent maximum volume, others represent minimum or forecasted volume if not specified.

**	BBtu: Billion British Thermal Unit

(i)	No estimated unit cost information available for daily purchase quantities of 42.4 BBtu from 2014 to 2028. The estimated unit costs are 100,000/BBtu for the rest quantities.

(b)	Operating lease commitments

The Company and its subsidiaries have various operating lease arrangements for land and buildings. Some of the leases contain renewal options and most of the leases contain escalation clauses. Lease terms do not contain restrictions on the Company and its subsidiaries’ activities concerning dividends, additional debts or further leasing.

Total future minimum lease payments under non-cancelable operating leases are as follows:

	As at December 31,
	2013	2012

Land and buildings
- not later than 1 year	61,775	127,219
- later than 1 year and not later than 2 years	27,441	59,172
- later than 2 year and not later than 5 years	27,147	81,822
- later than 5 years	1,150,419	1,180,415

	1,266,782	1,448,628

38	Commitments (continued)

(b)	Operating lease commitments (continued)

In addition, in accordance with a 30-year operating lease agreement signed by Huaneng Dezhou Power Plant (“Dezhou Power Plant”) and Shandong Land Bureau for the land occupied by Dezhou Power Plant Phases I and II in June 1994, annual rental amounted to approximately RMB30 million effective from June 1994 and is subject to revision at the end of the fifth year from the contract date. Thereafter, the annual rental is subject to revision once every three years. The increment for each rental revision is restricted to no more than 30% of the previous annual rental amount. For the years ended December 31, 2013, 2012 and 2011, the annual rentals were approximately RMB34 million, respectively.

39	Financial guarantees

	As at December 31,
	2013	2012

Granted to a joint venture	-	5,566

40	Business combinations

2013 Business combinations

(a)	Acquisition of Luoyang Cogeneration

In April 2013, the Company acquired 60% equity interests of Luoyang Cogeneration from Luoyang Silicon Industry Group Co., Ltd. and Luoyang Hairun Power Project Management Ltd. The aggregate cash consideration of the acquisition amounted to RMB180 million. The fair values of assets and liabilities arising from the acquisition of Luoyang Cogeneration and proportionate share of acquiree’s net assets by non-controlling interests on the acquisition date are as follows:

Luoyang Cogeneration

Bank balances and cash	131,485
Other receivables	2,316
Property, plant and equipment	30,885
Land use rights	145,075
Payables and other liabilities	(9,761)

Total identifiable net assets	300,000
Non-controlling interests	(120,000)
Goodwill	-

Consideration	180,000

As at December 31, 2013, Luoyang Cogeneration was still under construction.

40	Business combinations (continued)

2013 Business combinations (continued)

(b)	Acquisition of control in Jinling CCGT

Jinling CCGT was previously an associate of the Company. In 2013, one of the non-controlling shareholders with 21% equity interests in Jinling CCGT entered into a voting in concert agreement with the Company whereby it agreed to vote the same in respect of significant financial and operating decisions made by the Company effective from 1 January 2013. As a result, the Company acquired control of Jinling CCGT since 1 January 2013.

Jinling CCGT is a limited liability company established on 6 December 2011 in Nanjing, Jiangsu Province. Jinling CCGT is primarily engaging in construction, management of cogeneration power plants and related projects. As at the acquisition date, Jinling CCGT was still under construction and its two power generation units went into operation in 2013 in succession. Financial information of Jinling CCGT is as follows:

From the acquisition date
Items	to December 31, 2013

Revenue	697,176
Net loss	(16,243)
Net cash outflow from operating activities	(37,163)

The identifiable assets and liabilities of Jinling CCGT as at the acquisition date are as follows:

Jinling CCGT

Bank balances and cash	78,249
Accounts receivable	9,621
Property, plant and equipment	733,602
Accounts payable	(56,472)
Long-term loans	(490,000)

Total identifiable net assets	275,000
Non-controlling interests	(134,750)

Net assets acquired	140,250

Fair value of the investment in associate before the acquisition date	140,250

2012 Business Combinations

There was no material business combination in 2012.

40	Material business combinations (continued)

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

Acquisition-related cost of RMB0.32 million has been charged to the profit or loss for the year ended December 31, 2011.

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

The fair values of assets and liabilities arising from the acquisitions of Diandong Yuwang, Diandong Energy, Luoyuanwan Pier, Luoyuanwan Harbour, Ludao Pier and Enshi Hydropower and proportionate share of acquiree’s net assets attributable to non-controlling interests on respective acquisition dates are as follows:

40	Material business combinations (continued)

2011 Business Combinations (continued)

	Diandong	Diandong	Luoyuanwan	Luoyuanwan		Enshi
	Yuwang	Energy	Pier	Harbour	Ludao Pier	Hydropower	Total

Cash and cash equivalents	69,313	186,480	1,724	38,021	880	52,113	348,531
Property, plant and equipment	5,523,233	10,649,705	193,513	1,462,089	161,932	332,433	18,322,905
Land use rights	-	246,333	54,341	68,007	28,501	-	397,182
Mining rights*	278,318	1,644,337	-	-	-	-	1,922,655
Other non-current assets	312	141	332	690,081	12,007	-	702,873
Inventories	168,729	401,523	321	10,570	78	-	581,221
Receivables and other assets	329,426	587,284	35,639	137,402	54,595	14,608	1,158,954
Payables and other liabilities	(604,743)	(1,020,057)	(18,397)	(815,517)	(7,095)	(42,763)	(2,508,572)
Salary and welfare payables	(2,761)	(5,516)	(24)	(547)	(738)	-	(9,586)
Borrowings	(4,546,000)	(9,225,000)	(100,798)	(713,721)	(2,200)	(262,150)	(14,849,869)
Deferred income tax liabilities	(29,571)	(260,728)	(12,961)	(61,175)	(12,655)	(1,994)	(379,084)

Total identifiable net assets	1,186,256	3,204,502	153,690	815,210	235,305	92,247	5,687,210

Non-controlling interests	-	-	(64,089)	-	-	-	(64,089)
Goodwill	414,407	1,197,574	28,693	309,270	49,309	134,753	2,134,006

Consideration	1,600,663	4,402,076	118,294	1,124,480	284,614	227,000	7,757,127

*	The mining rights are related to coal mining operations of Diandong Yuwang and Diandong Energy. As the coal mines are still under construction, no amortization was provided for the year ended December 31, 2011.

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

41	Non-controlling interests

The following table summarizes the information relating to each of the Company and subsidiaries that have material non-controlling interests (“NCI”):

									Other
	Qinbei		Luohuang	Weihai	Jinling	Yueyang	Shidongkou		individually
	Power	Beijing	Power	Power	Power	Power	Power	Yangliuqing	immaterial
	Company	Cogeneration	Company	Company	Company	Company	Company	Cogeneration	subsidiaries	Total

NCI percentage	40%	59%	40%	40%	40%	45%	50%	45%

December 31, 2013

Non-current assets	12,846,706	4,993,083	4,697,318	5,210,683	7,614,270	5,730,660	4,353,809	2,805,530
Current assets	1,739,894	945,067	980,195	693,725	1,031,919	1,071,740	443,995	606,043
Non-current liabilities	(3,431,060)	(654,821)	(706,101)	(42,560)	(3,786,577)	(1,931,979)	(2,275,801)	(697,662)
Current liabilities	(7,065,834)	(2,214,356)	(1,842,635)	(2,975,210)	(2,249,999)	(2,543,955)	(737,365)	(749,917)
Net assets	4,089,706	3,068,973	3,128,777	2,886,638	2,609,613	2,326,466	1,784,638	1,963,994
Carrying amount of NCI	1,635,882	1,810,694	1,251,511	1,154,655	1,043,845	1,046,910	892,319	883,797	3,022,696	12,742,309

Revenue	7,740,172	4,109,609	5,083,562	4,403,700	5,815,540	4,051,236	2,869,727	2,577,167
Net profit	989,508	260,224	629,482	831,852	1,017,767	379,155	533,979	252,446
Total comprehensive income	989,508	260,224	629,482	831,852	1,017,767	379,155	533,979	252,446
Profit allocated to NCI	395,803	153,532	251,793	332,741	407,107	170,620	266,990	113,601	381,807	2,473,994
Other comprehensive income/(loss) allocated to NCI	-	-	-	-	-	-	-	-	(757)	(757)

Cash flow from operating activities	2,379,982	943,889	1,330,704	1,473,143	1,741,649	926,746	685,572	627,390
Cash flow from investment activities	(792,933)	(352,980)	(260,088)	(313,930)	(304,778)	(320,987)	(127,757)	(116,495)
Cash flow from financing activities	(1,960,638)	(564,632)	(1,079,801)	(1,256,761)	(1,480,323)	(648,793)	(643,589)	(504,954)
Net (decrease)/increase in cash and cash equivalents	(373,589)	26,277	(9,185)	(97,548)	(43,452)	(43,044)	(85,774)	5,957
Dividends paid to NCI	-	132,865	69,595	33,358	158,649	-	75,000	-

December 31, 2012

Non-current assets	12,433,411	4,981,131	4,944,450	5,430,101	8,033,948	5,798,508	4,559,723	2,898,232
Current assets	1,528,059	782,727	1,050,783	711,054	1,044,944	1,188,235	523,252	551,242
Non-current liabilities	(3,911,330)	(775,275)	(1,448,333)	(235,140)	(4,966,657)	(2,519,706)	(2,594,640)	(726,847)
Current liabilities	(7,010,528)	(1,951,099)	(1,847,510)	(3,824,960)	(1,057,878)	(2,509,766)	(1,082,515)	(1,006,689)
Net assets	3,039,612	3,037,484	2,699,390	2,081,055	3,054,357	1,957,271	1,405,820	1,715,938
Carrying amount of NCI	1,215,845	1,792,116	1,079,756	832,422	1,221,743	880,772	702,910	772,172	1,332,472	9,830,208

Revenue	6,322,927	3,981,246	4,343,146	4,369,510	5,902,752	3,331,508	2,929,123	2,473,610
Net (loss)/profit	(455,310)	220,674	50,457	563,058	647,785	10,640	388,303	95,819
Total comprehensive (loss)/income	(455,310)	220,674	50,457	563,058	647,785	10,640	388,303	95,819
(Loss)/profit allocated to NCI	(182,124)	130,198	20,183	225,223	259,114	4,788	194,152	43,119	159,308	853,961
Other comprehensive income allocated to NCI	-	-	-	-	-	-	-	-	1,195	1,195

Cash flow from operating activities	1,402,214	829,378	871,119	1,302,405	1,757,588	472,564	1,395,089	547,213
Cash flow from investment activities	(1,483,148)	(396,826)	(213,057)	(533,926)	(284,839)	(245,893)	(408,843)	(85,651)
Cash flow from financing activities	417,198	(451,645)	(671,234)	(646,544)	(1,292,322)	(230,948)	(873,042)	(473,161)
Net increase/(decrease) in cash and cash equivalents	336,264	(19,093)	(13,172)	121,935	180,427	(4,277)	113,204	(11,599)
Dividends paid to NCI	5,274	195,709	41,595	-	84,008	-	-	-

41	Non-controlling interests (continued)

									Other
	Qinbei		Luohuang	Weihai	Jinling	Yueyang	Shidongkou		individually
	Power	Beijing	Power	Power	Power	Power	Power	Yangliuqing	immaterial
	Company	Cogeneration	Company	Company	Company	Company	Company	Cogeneration	subsidiaries	Total

NCI percentage	40%	59%	40%	40%	40%	45%	50%	45%

December 31, 2011

Revenue	5,046,233	2,292,148	5,079,066	3,944,729	5,922,345	3,994,248	2,543,093	2,455,885
Net profit/(loss)	83,944	158,865	110,913	47,459	353,639	(62,695)	22,291	(12,067)
Total comprehensive income/(loss)	83,944	158,865	110,913	47,459	353,639	(62,695)	22,291	(12,067)
Profit/(loss) allocated to NCI	33,295	93,730	44,365	18,984	141,456	(28,213)	11,145	(5,430)	(308,404)	928
Other comprehensive income/(loss) allocated to NCI	-	-	-	-	-	-	-	-	(1,367)	(1,367)

Cash flow from operating activities	371,287	689,549	698,453	805,262	1,252,055	214,410	332,957	390,283
Cash flow from investment activities	(650,955)	(1,435,156)	(158,050)	(340,311)	(488,886)	(205,392)	(156,719)	(53,292)
Cash flow from financing activities	323,631	743,043	(514,281)	(480,657)	(784,737)	101,984	(439,721)	(301,792)
Net increase/(decrease) in cash and cash equivalents	43,963	(2,564)	26,122	(15,706)	(21,568)	111,002	(263,483)	35,199
Dividends paid to NCI	-	-	29,595	-	40,520	-	-	-

42	Subsequent event

After the end of the reporting period, the directors proposed a final dividend. Further details are disclosed in Note 22.

Signature

The registrant hereby certificates that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Huaneng Power International, Inc.

By:	/s/ Du Daming
Name:	Du Daming
Title:	Vice President and Secretary to the Board

Date: April 15, 2014