Form 20-F
period 2014-12-31
HUANENG POWER INTERNATIONAL INC
filed 2015-04-16
CIK 929058

HUANENG POWER INTERNATIONAL, INC.

Annual Report On Form 20-F
2014

As filed with the Securities and Exchange Commission on April 16, 2015

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2014
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transaction period form _______to ______________

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
Domestic A Shares with Par Value of RMB1.00 Per Share	10,500,000,000
Overseas Listed Shares with Par Value of RMB1.00 Per Share	3,920,383,440

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

Yes ☐                                   No ☐

________________________________

*      Not for trading, but only in connection with the registration of American Depositary Shares

TABLE OF CONTENTS

PART I			1
ITEM 1	Identity of Directors, Senior Management and Advisers		1
ITEM 2	Offer Statistics and Expected Timetable		1
ITEM 3	Key Information		1
	A.	Selected financial data	1
	B.	Capitalization and indebtedness	3
	C.	Reasons for the offer and use of proceeds	3
	D.	Risk factors	3
ITEM 4	Information on the Company		10
	A.	History and development of the Company	10
	B.	Business overview	12
	C.	Organizational structure	22
	D.	Property, plants and equipment	23
ITEM 4A	Unresolved Staff Comments		45
ITEM 5	Operating and Financial Review and Prospects		45
	A.	General	45
	B.	Operating results	48
	C.	Financial position	59
	D.	Liquidity and cash resources	60
	E.	Trend information	64
	F.	Employee benefits	64
	G.	Guarantees and pledges on loans and restricted assets	65
	H.	Off-balance sheet arrangements	65
	I.	Performance of significant investments and their prospects	66
	J.	Tabular disclosure of contractual obligations and commercial commitments	66
	K.	Sensitivity analysis to impairment test	67
	L.	Business plan	67
ITEM 6	Directors, Senior Management and Employees		67
	A.	Directors, members of the supervisory committee and senior management	67
	B.	Compensation for Directors, Supervisors and Executive Officers	70
	C.	Board practice	71
	D.	Employees	72
	E.	Share ownership	72
ITEM 7	Major Shareholders and Related Party Transactions		73
	A.	Major shareholders	73
	B.	Related party transactions	74
	C.	Interests of experts and counsel	82
ITEM 8	Financial Information		82
	A.	Consolidated statements and other financial information	82
	B.	Significant changes	83
ITEM 9	The Offer and Listing		83
	A.	Offer and listing details and markets	83
ITEM 10	Additional Information		84
	A.	Share capital	84
	B.	Memorandum and articles of association	84
	C.	Material contracts	89
	D.	Exchange controls	89
	E.	Taxation	90
	F.	Dividends and paying agents	94
	G.	Statement by experts	95
	H.	Documents on display	95
	I.	Subsidiary information	95
ITEM 11	Quantitative and Qualitative Disclosures About Market Risk		95
ITEM 12	Description of Securities Other than Equity Securities		98
	A.	Debt Securities	98
	B.	Warrants and Rights	98
	C.	Other Securities	98
	D.	American Depositary Shares	98

i

INTRODUCTION

We maintain our accounts in Renminbi Yuan (“Renminbi” or “RMB”), the lawful currency of the People’s Republic of China (the “PRC” or “China”). References herein to “US$” or “U.S. dollars” are to United States Dollars, references to “HK$” are to Hong Kong Dollars, and references to “S$” are to Singapore Dollars. References to ADRs and ADSs are to American Depositary Receipts and American Depositary Shares, respectively. Translations of amounts from Renminbi to U.S. Dollars are solely for the convenience of the reader. Unless otherwise indicated, any translations from Renminbi to U.S. Dollars or from U.S. Dollars to Renminbi were translated at the average rate announced by the People’s Bank of China (the “PBOC Rate”) on December 31, 2014 of US$1.00 to RMB6.1190. No representation is made that the Renminbi or U.S. Dollar amounts referred to herein could have been or could be converted into U.S. Dollars or Renminbi, as the case may be, at the PBOC Rate or at all.

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

References to “Huaneng Group” are to China Huaneng Group.

References to the “key contracts” refer to coal purchase contracts entered into between the Company and coal suppliers for the amount of coals at the annual national coal purchase conferences attended by, among others, representatives of power companies, coal suppliers and railway authorities. These conferences were coordinated and sponsored by National Development and Reform Commission (“NDRC”). The Company enjoys priority railway transportation services with respect to coal purchased under such contracts. Starting from 2008, NDRC ceased to coordinate the annual national coal purchase conferences. At the end of each year subsequent to 2008, the National Railway Administration (previously, the Ministry of Railways) will promulgate the railway transportation capacity plan for the next year. References to the “key contracts” for the year 2008 and thereafter refer to coal purchase contracts entered into between the Company and coal suppliers under the guidance of such railway transportation capacity plan, which, once confirmed by the National Railway Administration, secures the railway transportation capacity for the coal purchased thereunder. Starting from the beginning of 2013, key contracts were terminated pursuant to a notice issued by the PRC Government in December 2012.

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

Our consolidated balance sheet data as of December 31, 2014 and 2013 and the consolidated income statement and cash flow data for each of the years in the three-year period ended December 31, 2014 are derived from the historical financial statements included herein. Our consolidated balance sheet data as of December 31, 2012, 2011 and 2010 and consolidated income statement and cash flow data for each of the years in the two-year period ended December 31, 2011, are derived from the historical financial statements not included herein. The Selected Financial Data should be read in conjunction with the consolidated financial statements and “Item 5 Operating and Financial Review and Prospects”. The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The Selected Financial Data may not be indicative of future earnings, cash flows or financial position.

	Year Ended December 31,
	2010	2011	2012	2013	2014
RMB in thousands except per share data	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)
Consolidated Income Statement Data

Operating revenue	104,318,120	133,420,769	133,966,659	133,832,875	125,406,855
Tax and levies on operations	(147,641)	(484,019)	(672,040)	(1,043,855)	(932,485)
Operating expenses	(95,541,488)	(124,189,148)	(116,337,679)	(108,677,981)	(99,199,728)
Profit from operations	8,628,991	8,747,602	16,956,940	24,111,039	25,274,642
Interest income	89,026	166,183	175,402	170,723	159,550
Financial expenses, net	(5,194,585)	(7,659,712)	(9,063,875)	(7,693,363)	(7,823,606)
Other investment income	60,013	93,460	187,131	224,908	80,580
Gain/ (Loss) on fair value changes of financial assets/ liabilities	11,851	(727)	(1,171)	(5,701)	42,538
Share of profits less losses of of associates and joint ventures	568,794	703,561	622,358	615,083	1,315,876
Profit before income tax expense	4,164,090	2,050,367	8,876,785	17,422,689	19,049,580
Income tax expense	(842,675)	(868,927)	(2,510,370)	(4,522,671)	(5,487,208)
Net profit	3,321,415	1,181,440	6,366,415	12,900,018	13,562,372
Attributable to:
Equity holders of the Company	3,347,985	1,180,512	5,512,454	10,426,024	10,757,317
Non-controlling interests	(26,570)	928	853,961	2,473,994	2,805,055
Basic earnings per share	0.28	0.08	0.39	0.74	0.76
Diluted earnings per share	0.28	0.08	0.39	0.74	0.76

	As of December 31
	2010	2011	2012	2013	2014
RMB in thousands	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)

Consolidated Balance Sheet Data

Current assets	31,556,149	36,417,338	36,086,261	34,186,911	37,865,284
Property, plant and equipment	155,224,597	177,968,001	177,013,627	181,415,181	188,379,057
Available-for-sale financial assets	2,223,814	2,301,167	3,052,822	3,111,164	4,333,377
Investments in associates and joint ventures	11,973,216	13,588,012	14,596,771	16,678,694	17,626,910
Land use rights and other non-current assets	9,541,540	8,820,722	9,316,455	9,593,252	10,636,352
Power generation license	4,105,518	3,904,056	4,084,506	3,837,169	3,720,959
Deferred income tax assets	672,475	526,399	532,387	652,358	884,274
Goodwill	12,640,904	13,890,179	14,417,543	12,758,031	11,725,555
Total assets	227,938,213	257,415,874	259,100,372	262,232,760	275,171,768
Current liabilities	(83,636,880)	(96,597,620)	(93,594,320)	(98,978,845)	(104,846,121)
Non-current liabilities	(81,875,861)	(101,260,501)	(99,545,710)	(88,060,941)	(85,542,941)
Total liabilities	(165,512,741)	(197,858,121)	(193,140,030)	(187,039,786)	(190,389,062)
Total equity	62,425,472	59,557,753	65,960,342	75,192,974	84,782,706

	Year Ended December 31,
	2010	2011	2012	2013	2014
RMB in thousands except per share data	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)

Consolidated Cash Flow Data

Purchase of property, plant and equipment	(20,704,224)	(16,673,632)	(15,474,614)	(17,691,382)	(19,858,216)
Net cash provided by operating activities	18,066,724	20,949,155	26,928,082	40,239,429	33,320,067
Net cash used in investing activities	(26,980,538)	(21,664,831)	(15,309,604)	(19,054,250)	(19,470,813)
Net cash provided by / (used in) financing activities	13,063,323	69,648	(9,816,900)	(22,240,088)	(10,894,180)

Other Company Data

Dividend declared per share	0.20	0.05	0.21	0.38	0.38
Number of ordinary shares (‘000)	14,055,383	14,055,383	14,055,383	14,055,383	14,420,383

B.	Capitalization and indebtedness

Not applicable.

C.	Reasons for the offer and use of proceeds

Not applicable.

D.	Risk factors

Risks relating to our business and the PRC’s power industry

Government regulation of on-grid power tariffs and other aspects of the power industry may adversely affect our business

Similar to electric power companies in other countries, we are subject to governmental and electric grid regulations in virtually all aspects of our operations, including the amount and timing of electricity generations, the setting of on-grid tariffs, the performance of scheduled maintenance, and the compliance with power grid control and dispatch directives as well as environment protection regulations. There can be no assurance that these regulations will not change in the future in a manner which could adversely affect our business.

The on-grid tariffs for our planned output are subject to a review and approval process involving the NDRC and the relevant provincial government. Since April 2001, the PRC Government has been implementing an on-grid tariff-setting mechanism based on the operating terms of power plants as well as the average costs of comparable power plants. Pursuant to the NDRC circular issued in June 2004, the on-grid tariffs for our newly built power generating units commencing operation from June 2004 have been set on the basis of the average cost of comparable units adding tax and reasonable return in the regional grid. Any future reductions in our tariffs, or our inability to raise tariffs (for example, to cover any increased costs we may have to incur) as a result of the new on-grid tariff-setting mechanism, may adversely affect our revenue and profit.

In addition, the PRC Government started a program in 1999 to effect power sales through competitive bidding in some of the provinces where we operate our power plants. The on-grid tariffs for power sold through competitive bidding are generally lower than the pre-approved on-grid tariffs for planned output. In the more recent few years, power sales through competitive bidding only accounted for a small portion of our overall power sales. Nevertheless, the PRC Government is seeking to expand the program. Any increased power sales through competitive bidding may reduce our on-grid tariffs and may adversely affect our revenue and profits.

Furthermore, the PRC Government started in 2009 to promote the practice of direct power purchase by large power end-users. Pursuant to the circular jointly issued by NDRC, the State Electricity Regulatory Commission (“SERC”) and China National Energy Administration in June 2009, the direct power purchase price consists of direct transaction price, on-grid dispatch and distribution price and governmental levies and charges, in which the direct transaction price shall be freely determined through negotiation between the power generation company and the large power end-user. The price of direct power purchase shall be subject to the demand in the power market, and may increase due to power supply shortfall. Furthermore, the scale and mode of the transaction are also subject to the structure and level of development of local economy. In terms of power generation companies engaged in direct power purchase, direct power sales constitute a portion of the total power sales, thus affecting the on-grid power sales of the Company. In 2013, the PRC Government continued the reform in the area of direct power purchase by large power end-users. In July 2013, China National Energy Administration issued the Notice on Direct Purchases between Power End-users and Power Generation Companies, which officially implemented the direct purchases programs by large end-users. Among the provinces where we operate our power plants, seven of them, namely Shanxi, Jiangsu, Henan, Hunan, Guangdong, Fujian, and Gansu, had started the direct purchase program in 2013, and four of them, namely Jiangxi, Yunnan, Hubei and Liaoning, are actively promoting the direct purchase pilot program.  In 2014, direct purchase programs by large end-users were also implemented in Zhejiang and Anhui.  Although the direct power purchase may act as an alternative channel for our power sales, there is uncertainty as to the effect of the practice of direct power purchase over our operating results.

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

In August 2007, the General Office of the State Council issued a notice, promoting the energy saving electricity dispatch policy, which provides dispatching priority to electricity generated from renewable resources over electricity generated from unrenewable resources. In October 2008, the SERC approved the trial implementation of the policy of energy saving electricity dispatch in certain pilot provinces. In 2013, the PRC Government continued promoting the policy of energy saving electricity dispatch.  In 2014, the NDRC issued the Guidelines to Strengthen and Improve Operation and Management of Power Generations in an effort to further improve energy saving, emission reduction and resources allocation.  We cannot assure that such implementation will not result in any decrease in the amount of the power dispatched by any of our power plants.

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

In December 2012, the PRC Government issued a notice to further reform the coal pricing mechanism, which mandated (1) the termination of all key coal purchase contracts between power generation companies and coal suppliers, and the abolition of national guidance of the railway transportation capacity plan, and (2) the cancellation of the dual-track coal pricing system, effective from January 1, 2013. For a detailed discussion of the reform, see “Item 4 Information on the Company – B. Business overview – Pricing policy”. There can be no assurance that such coal pricing reform will not adversely affect our results of operation. In 2013, the PRC Government continued the reform in power industry. In July 2013, China National Energy Administration issued the Notice on Direct Purchases between Power End-users and Power Generation Companies, which officially implemented the direct purchases programs by large end-users. On March 15, 2015, the Opinions of CPC Central Committee and State Council Regarding Further Deepening Reform of the Electricity System was released, according to which the reform will be focused and directed to orderly liberalize the tariff of the competitive markets other than electricity transmission and distribution, gradually allow investment from private investors in power distribution and selling businesses, consistently open the power generation market other than those for non-profit purpose or under regulation, push for independent and regulated operation of the parties involved in electricity transactions, continue the study of regional power grid construction and the transmission and distribution system suitable for China, further strengthen government regulations for enhanced  power coordination and planning, and further improve safe and efficient operation of electricity and reliable power supply. These reforms will have a profound impact on the business models of power generation enterprises and may intensify the competition which may adversely affect our business.

We are effectively controlled by Huaneng Group and HIPDC, whose interests may differ from those of our other shareholders

Huaneng Group, directly or indirectly holds 14.87% of our total outstanding shares, and HIPDC directly holds 35.14% of our total outstanding shares. As Huaneng Group is HIPDC’s parent company, they may exert effective control over us acting in concert. Their interests may sometimes conflict with those of our other minority shareholders. There is no assurance that Huaneng Group and HIPDC will always vote their shares, or direct the directors nominated by them to act in a way that will benefit our other minority shareholders.

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

In addition, our results of operations are sensitive to the fluctuation of coal price.  In 2014, coal prices experienced significant decrease due to the supply over demand for coal as a result of excessive production capacities, soft economic growth in China, increasingly strict policies on environment protection, and the increased volume of electricity generated through hydropower and the use of ultra-high-voltage grid.  After a marked drop during the first half of 2014, coal prices rose slightly during the second half of the year following implementation of a series of policies by the government to improve the financial conditions of coal producers.  For example, during 2014, the Bohai-Rim Steam Coal Price Index (“BSPI”) decreased from RMB631/ton in the beginning to RMB528/ton at the end of June, and further dropped  to RMB478/ton at the end of August, before rising to RMB525/ton at the end of December.  By strengthening our cooperation with key domestic coal mines, and increasing the volume of coal purchased through annual contract arrangements and imported coal, we have been able to partially offset the impact of price fluctuation of domestic coals, and our standard unit coal price decreased by more than RMB 50/ton in 2014. However, there is no assurance that coal prices will not increase in the future, and if the price does increase, there is no assurance that we will be able to adjust our power tariff to pass on the increase in the coal price to our customers. Although the government has established a coal-electricity price linkage mechanism to allow power generation companies to increase their power tariffs to cope with the increase in the coal price, the implementation of the mechanism involves significant uncertainties. For a detailed discussion of the coal-electricity price linkage mechanism, see “Item 4 Information on the Company – B. Business overview – Pricing policy”.

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

Substantial capital is required for investing in or acquiring new power plants and failure to obtain capital on reasonable commercial terms will increase our finance cost and cause delay in our expansion plans

An important component of our growth strategy is to develop new power plants and acquire operating power plants and related development rights from HIPDC, Huaneng Group or other companies on commercially reasonable terms. Our ability to arrange financing and the cost of such financing depend on numerous factors, including general economic and capital market conditions, credit availability from banks or other lenders, investor confidence in us and the continued success of our power plants. Although we have not been materially affected by inflation in the past, there is no assurance that we would not be affected in the future. In 2014 the PBOC maintained the prudence and continuity of its monetary policies by moderate and timely adjustments with the focus towards generally consistent and structurally improved policy implementations. The consecutively lowered lending interest rates in November 2014 and February 2015 means that China’s monetary policies will be liberalized and it is expected by the market that money supply will be more abundant than that in 2013. The domestic capital market is generally balanced and liberalization of interest rates is expected to accelerate. The interest bearing debts of the Company are mostly denominated in RMB. The interest rates applicable to existing RMB loan contracts will be adjusted from time to time in accordance with the adjustment of benchmark lending interest rates published by the PBOC, and the interest rates applicable to new RMB loan contracts will be determined based on the benchmark lending interest rates published by the PBOC. The change of the benchmark lending interest rates published by the PBOC will have direct impact on the borrowing costs of the Company. As a result, we may not be able to carry out our expansion plans due to the failure to obtain financing or increased financing costs. Furthermore, although we have historically been able to obtain financing on terms acceptable to us, there can be no assurance that financing for future power plant developments and acquisitions will be available on terms acceptable to us or, in the event of an equity offering, that such offering will not result in substantial dilution to existing shareholders.

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

If the PRC Government adopts new and stricter environmental laws and additional capital expenditure is required for complying with such laws, the operation of our power plants may be adversely affected and we may be required to make more investment in compliance with these environmental laws

Most of our power plants, being coal-fired power plants, discharge pollutants into the environment. We are subject to central and local government environmental protection laws and regulations, which currently impose base-level discharge fees for various polluting substances and graduated schedules of fees for the discharge of waste substances. The amounts of discharge fees are determined by the local environmental protection authority based on the periodic inspection of the type and volume of pollution discharges. In addition, such environmental protection laws and regulations also set up the goal for the overall control on the discharge volume of key polluting substances. These laws and regulations impose fines for violations of laws, regulations or decrees and provide for the possible closure by the central government or local government of any power plant which fails to comply with orders requiring it to cease or cure certain activities causing environmental damage. In 2007, the PRC Government issued additional policies on discharge of polluting substances and on desulphurization for coal-fired generating units. Certain provinces have raised the rates of waste disposal fees since 2008. In 2012, the new and more stringent standards on discharge of polluting substances by thermal power plants promulgated by the PRC Government in 2011 came into effect, which also require newly commenced thermal power plants to equip all units with denitrification facilities and all existing thermal power plants to be modified with denitrification facilities equipped on all units by the end of 2015. In September 2013, the State Council issued the Air Pollution Prevention Action Plan, which sets higher antipollution standards. Local governments promulgated relevant local regulations, many of which set even more stringent standards.  As of July 1, 2014, the new pollutants emission standards for coal-fired generating plants and dust emission standards in key regions came into effect.  In September 2014, the NDRC, the Ministry of Environmental Protection and the National Energy Administration jointly issued the 2014-2020 Action Plans for Energy Saving, Emission Reduction and Renovation of Coal-fired Generation Units, imposing stricter requirements for efficient and clean development of coal-fired generating plants.  Such stringent standards, together with the increase in the discharge fees, will result in the increases in the environmental protection expenditure and operating costs of power plants and may have adverse impact on our operating results.

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

The PRC is a party to the Framework Convention on Climate Change (“Climate Change Convention”), which is intended to limit or capture emissions of “greenhouse” gases, such as carbon dioxide. Ceilings on such emissions could limit the production of electricity from fossil fuels, particularly coal, or increase the costs of such production. At present, ceilings on the emissions of “greenhouse” gases have not been assigned to developing countries under the Climate Change Convention. Therefore, the Climate Change Convention would not have a major effect on us in the short term because the PRC as a developing country is not obligated to reduce its emissions of “greenhouse” gases at present, and the PRC Government has not adopted relevant control standards and policies. If the PRC were to agree to such ceilings, or otherwise reduce its reliance on coal-fired power plants, our business prospects could be adversely affected.  In addition, pilot carbon emission trading programs have been conducted in certain regions and are expected to be gradually implemented throughout China.  This may also adversely affect our business and financial prospects in the future.

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

The Chinese member firm of the KPMG network, of which our independent registered public accounting firm is also a member, may be temporarily suspended from practicing before the SEC. If a delay in completion of our audit process occurs as a result, we could be unable to timely file certain reports with the SEC, which may lead to the delisting of our stock

On January 22, 2014, Judge Cameron Elliot, an SEC administrative law judge, issued an initial decision suspending the Chinese member firms of the “Big Four” accounting firms, including KPMG network, from, among other things, practicing before the SEC for six months.  In February 2014, the initial decision was appealed. While under appeal and in February 2015, the Chinese member firms of “Big Four” accounting firms reached a settlement with the SEC. As part of the settlement, each of the Chinese member firms of “Big Four” accounting firms agreed to settlement terms that include a censure; undertakings to make a payment to the SEC; procedures and undertakings as to future requests for documents by the US SEC; and possible additional proceedings and remedies should those undertakings not be adhered to.

Our independent registered public accounting firm currently relies on the Chinese member firm of the KPMG network for assistance in completing the audit work associated with our operations in China.  If the settlement terms are not adhered to, Chinese member firms of “Big Four” accounting firms may be suspended from practicing before the SEC which could in turn delay the timely filing of our financial statements with the SEC.  In addition, it could be difficult for us to timely identify and engage another qualified independent auditor. A delinquency in our filings with the SEC may result in NYSE initiating delisting procedures, which could adversely harm our reputation and have other material adverse effects on our overall growth and prospect.

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

There can be no assurance that we will not be passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in the ADSs or our H shares to significant adverse United States income tax consequences.

We will be a “passive foreign investment company,” or “PFIC,” if, in the case of any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the average quarterly value of our assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income (the “asset test”). For United States federal income tax purposes, and based upon our current and expected income and assets, we do not presently expect to be a PFIC for the current taxable year or the foreseeable future.

While we do not expect to become a PFIC, because the value of our assets for purposes of the asset test may be determined by reference to the market price of the ADSs, fluctuations in the market price of the ADSs may cause us to become a PFIC for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets. Under circumstances where we determine not to deploy significant amounts of cash for active purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC in any taxable year, a U.S. holder (as defined in “Item 10. Additional Information—E. Taxation—United States federal income tax considerations”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or H shares and on the receipt of distributions on the ADSs or H shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules and such holders may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. holder holds the ADSs or our H shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds the ADSs or our H shares. For more information see “Item 10. Additional Information—E. Taxation—Passive Foreign Investment Company Considerations.”

Risks relating to doing business in the PRC

China’s economic, political and social conditions as well as government policies could significantly affect our business

As of December 31, 2014, the majority of our business, assets and operations are located in China. The economy of China differs from the economies of most developed countries in many respects, including government involvement, control of foreign exchange, and allocation of resources.

The economy of China has been transitioning from a planned economy to a more market-oriented economy. After multiple years of strenuous and sustained economic restructuring reforms, China has become a leading player in the global economy and a major contributing force to the economic revival and growth worldwide. The PRC Government has implemented economic reform measures emphasizing utilization of market forces in the development of the economy of China and a higher level of autonomy for the private sector. Some of these measures will benefit the overall economy of China, but may have a negative effect on us for a short term. For example, our operating results and financial condition may be adversely affected by changes in taxation, changes in power tariff for our power plants, changes in the usage and costs of State-controlled transportation services, and changes in State policies affecting the power industry.

Interpretation of PRC laws and regulations involves significant uncertainties

The PRC legal system is based on written statutes and their interpretation by the Supreme People’s Court. Prior court decisions may be cited for reference but have limited value as precedents.

We are subject to certain PRC regulations governing PRC companies that are listed overseas. These regulations contain certain provisions that are required to be included in the articles of association of these PRC companies and are intended to regulate the internal affairs of these companies. The PRC regulatory agencies are intensifying their efforts to protect interests of shareholders. We are listed in three exchanges. Given that each exchange and jurisdiction has different rules for shareholder protection, it is our policy to adopt the strictest standards of these listing rules.  Some of these standards are incorporated in our articles of association and bylaws with the view to providing most protection for the interests of our shareholders.

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

Our operations in Singapore depend on market demand and are subject to competition. Overall power system demand grew by more than 3% in 2014 over 2013. The future growth is highly dependent on sustained recovery in the Singapore and global economies. The liberalization of Singapore’s power market and the further deregulation of its power industry have resulted in more intense competition among the power generation companies in Singapore. Tuas Power Group, or Tuas Power, one of our wholly owned business units, is one of the three largest power generation companies in Singapore. If Tuas Power is unable to compete successfully against other power generation companies in Singapore, its business, prospects, financial condition and results of operations may be adversely affected. Existing incumbents, including Tuas Power Generation Pte Ltd (“TPG”), and new entrants have embarked on repowering and new-build capacities in line with the planned development of Singapore’s first Liquefied Natural Gas (“LNG”) Regasification Terminal. At the end of 2014, 2,000MW of new gas-fired generating capacity using LNG were competing in the Singapore market. Another 400MW of new capacity is under construction and is expected to come online before the end of the next year.

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

Regulatory changes of the vesting regime in Singapore could expose Tuas Power to electricity price volatility and adversely affect its business and results of operations

Tuas Power derives its revenue mainly from sale of electricity to the National Electricity Market of Singapore (the “NEMS”) through a bidding process and vesting contracts under which a significant portion of power sales is predetermined by the EMA. The vesting contract regime in Singapore is targeted at mitigation of market power in the wholesale electricity spot market. The regime achieves this objective by assigning a quantity of vesting contracts to generating companies, thereby limiting their incentives to exercise whatever level of market power they may possess. Vesting contracts are a form of bilateral contract imposed/vested on the major power generation companies in Singapore. Vesting contract price is set by the EMA, which is Singapore’s power market regulator. Vesting contract price is set at the long run marginal cost of the most efficient base-loaded technology plant employed in Singapore and is reviewed every two years. On a quarterly basis, the EMA allows for the vesting contract price to be adjusted to account for inflation and changes in fuel prices. Such a mechanism helps protect the profit margins of the power generating companies in the Singapore market, such as Tuas Power, to a large degree. The quantity of each power generation company’s capacity reserved for vesting contracts depends on the proportion of such power generation company’s capacity to the total capacity in the NEMS system. The contract quantity and price are recalculated every three months. For the period from January 1, 2014 to December 31, 2014, power sold through vesting contracts represented approximately 42% of Tuas Power’s total power sold. As an important governmental policy in Singapore’s power market, vesting contracts may continue as long as the EMA considers that high market concentration persists and that power generation companies may potentially exercise their market power. The biennial review carried out in 2014 saw a phased reduction of vesting contract levels over a two-year period from an immediate level of 30% for first half 2015 and 25% for second half 2015 before lowing to 20% for 2016.

The fuel cost of Tuas Power is exposed to volatility of international fuel price and foreign currency risk

The fuel for Tuas Power consists of natural gas, coal, biomass, fuel oil and diesel oil. Since the procurement price of natural gas is closely linked to oil price and the procurement price of coal and biomass is linked to a coal index, the fuel cost of Tuas Power is exposed to the volatility of international oil and coal prices. In addition, the commitments for the purchase of fuel are denominated in U.S. dollars, which further exposes Tuas Power to foreign currency risk. Any increase in fuel price and/or appreciation of the U.S. dollar against the Singapore dollar will translate into an increase in fuel cost for Tuas Power. Part of this increase can be passed through electricity sale contracts and utilities sale contracts, while fuel and foreign exchange hedging strategies done appropriately will mitigate the impact of such increase. No assurance can be given that such increase will not adversely affect results of its operation. Tuas Power is highly dependent upon the import of gas via pipelines from Indonesia. Any disruption of such supply would impact the normal operation of Tuas Power significantly. This risk has been mitigated through Tuas Power’s contract to buy LNG for its incremental needs, although there is  no assurance that, in the event of fuel supply shortfall, Tuas Power’s operations will not be adversely affected.

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

In 2010, we increased our share capital through non-public issuances of new shares, including A shares and H shares. With the approval from shareholders and relevant PRC governmental authorities, we were authorized to issue (i) not exceeding 1,500 million new A shares by way of placement to not more than 10 designated investors including Huaneng Group, which would subscribe for no more than 500 million new A shares, and (ii) no more than 500 million new H Shares to China Hua Neng Hong Kong Company Limited (“Hua Neng HK”). On December 23, 2010, we completed the non-public issuance of 1,500 million new A shares (ordinary shares with a par value of RMB1 per share) to 10 designated investors, including Huaneng Group, at the issuance price of RMB5.57 per share. The shares subscribed by Huaneng Group are subject to a lock-up period of 36 months, and the shares subscribed by other designated investors are subject to a lock-up period of 12 months. On December 28, 2010, we completed the placement of 500 million H shares (ordinary shares with a par value of RMB1 per share) to Hua Neng HK at the subscription price of HK$4.73 per share. On November 13, 2014, we issued a total of 365 million H Shares to nine placees, at an issue price of HK$8.60 per share. After these non-public issuances, we have a total share capital of approximately 14.42 billion shares.

On December 31, 2009, we entered into an equity transfer contract with Shandong Electric Power Corporation (“Shandong Power”) and Shandong Luneng Development Group Company Limited (“Luneng Development”) to acquire various interests and preliminary stage projects in nine entities. As of December 31, 2011, the operating results of all the nine entities were consolidated into ours.

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

As resolved at the 2010 Annual General Meeting on May 17, 2011, our Company has been given a mandate to issue one or multiple tranches of financing instruments of RMB-denominated debt instruments of a principal amount up to RMB5 billion in or outside PRC within 12 months from the date of approval at the general meeting. On April 19, 2012, we received an approval regarding the issuance of RMB-denominated debt instruments in Hong Kong in the sum of RMB5 billion issued by the NDRC, approving our Company to issue the RMB-denominated debt instruments in Hong Kong in an aggregate amount of up to RMB5 billion, with an effective period of one year from the date of approval. On January 30, 2013, our Company and the managers entered into a subscription agreement in relation to the proposed issuance of RMB1.5 billion bonds due 2016 with an interest rate of 3.85% (“RMB Bonds”). The RMB Bonds are listed and traded on the Hong Kong Stock Exchange effective from February 5, 2013.

As resolved at the 2012 annual general meeting on June 19, 2013, our Company has been given a mandate to issue one or more tranches of super short-term notes within the PRC in a principal amount not exceeding RMB30 billion on a rolling basis within 24 months of approval by the general shareholders’ meeting. on August 22, September 10 and November 3, 2014, we issued super short-term notes in three installments at principal amount of RMB2 billion, RMB3 billion and RMB3 billion and with nominal annual interest rate of 4.63%, 4.63% and 4.00%, respectively.  All these series of notes were denominated in RMB, issued at par value, and would mature in 270 days from issuance.

As resolved at the 2012 annual general meeting on June 19, 2013, our Company has been given a mandate to issue one or more tranches of short-term notes in the PRC in a principal amount not exceeding RMB 15 billion on a rolling basis within 24 months of approval by the general shareholders’ meeting.  On April 25 and November 14, 2014, we issued unsecured short-term bonds in two installments each at principal amount of RMB5 billion with nominal annual interest rate of 4.90% and 3.98%, respectively.  Each of the bonds was denominated in RMB, issued at par value, and would mature in 365 days from issuance.

As resolved at the 2012 annual general meeting held on June 19, 2013, our Company has been given a mandate to issue non-public debt financing instruments in the PRC in a principal amount of not exceeding RMB10 billion within 24 months from the date of obtaining an approval at the general meeting.  On July 11, 2014, we issued  mid-term notes at principal amount of RMB4 billion with nominal annual interest rate of 5.30%.  The notes were denominated in RMB, issued at par value, and would mature in five years from issuance.

As resolved at the second meeting of the 8th session of the board of the Company on October 13, 2014 and adopted at the third extraordinary general meeting of the Company, we entered into the Huaneng Group Interests Transfer Agreement with Huaneng Group, and the HIPDC Interests Transfer Agreement and the Chaohu Power Interests Transfer Agreement with HIPDC. Pursuant to these transfer agreements, we will acquire from Huaneng Group 91.8% interests of Hainan Power, 75% interests of Wuhan Power,

53.45% interests of Suzhou Thermal Power, 97% interests of Dalongtan Hydropower and 100% interests of Hualiangting Hydropower at a total price of RMB7,337,647,400, and acquire from HIPDC 60% interests of Chaohu Power, 100% interests of Ruijin Power, 100% interests of Anyuan Power, 100% interests of Jingmen Thermal Power and 100% interest of Yingcheng Thermal Power Interests at a total price of RMB1,938,178,900.  In January, 2015, we have paid 50% of the total price to Huaneng Group and HIPDC pursuant to these transfer agreements. We are still in the process of reviewing the financial information of these newly acquired entities as of the acquisition date.

See “Item 5 Operating and Financial Review and Prospects – Liquidity and Cash Resources” for a description of our principal capital expenditures since the beginning of the last three financial years.

B.	Business overview

We are one of the China’s largest independent power producers. As of March 31, 2015, we had controlling generating capacity of 78,693MW, and a total generating capacity of 70,736MW on an equity basis.

Operations in China

We are engaged in developing, constructing, operating and managing power plants throughout China. Our domestic power plants are located in 21 provinces, provincial-level municipalities and autonomous regions. We also have a wholly owned power company in Singapore.

In 2014, the Company overcame difficulties posed by the decline in the growth rate of power generation, actively responded to new trends and changes in the power market, and made new progress in various aspects, including power generation, energy saving, emission reduction, project development and capital management. Meanwhile, the Company managed to fulfill the duties of providing sufficient, reliable and green energy to the society.

In 2014, new generating units with a total installed capacity of 3,629 MW were put into operation. In 2014, our total domestic power generation from all operating power plants on a consolidated basis amounted to 294.388 billion kWh, representing a 7.27% decrease from 2013. The annual average utilization hours of our generating units reached 4,572 hours. Our fuel cost per unit of power sold by domestic power plants decreased by 7.96% from the previous year to RMB201.19 per MWh.

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

Operations in Singapore

Tuas Power, one of our wholly owned business units, operates in Singapore and is engaged in the business of generation, wholesale and retail of power and other relating utilities. Tuas Power is comprised of Tuas Power Ltd (“TPL”), the investment holding company, and seven subsidiaries. Among those subsidiaries, TPG is the electricity generation company that owns 100% of Tuas Power Supply Pte Ltd (“TPS”), which is the retail arm of TPG. Separately, TPU, a wholly owned subsidiary of TPL is engaged in the business of production and supply of utilities to industrial customers at Tembusu, Jurong Island in Singapore, as well as the generation of electricity dispatched to the electricity wholesale market. The commercial operation of Phase IIA of the coal-biomass fired cogeneration plant commenced operations in June 2014, which provided a timely response to the increased steam demand from customers with electricity output dispatched to the electricity wholesale market. We have consolidated Tuas Power’s results of operations since March 2008. The total assets and revenue of Singapore operations represented approximately 11% and 11%, respectively, of our total assets and revenue as of and for the year ended December 31, 2014. In 2014, the power generated by Tuas Power in Singapore accounted for 21.80% of the total power generated in Singapore, representing an increase of 1.17 percentage points from 2013.

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

Import duties

China’s general import-tariff level has been declining since China acceded to the WTO in November 2001. China’s average import-tariff rate was reduced annually from 15.3% in 2001 to 9.9% in 2005 and 2006. Starting from January 1, 2007, the average import-tariff rate was further reduced to 9.8%. In general, China’s accession to WTO continues to bring its import-tariff to a level consistent with the average level of all other WTO members. Under the relevant PRC laws and regulations, foreign invested enterprises (“FIE”), will be entitled to import duty exemption in respect of self-use imported equipment and raw materials for investment projects that fall into the encouraged category under the Catalogue for the Guidance of Foreign Investment Industries (the “Catalogue”). Pursuant to the current Catalogue, effective on January 30, 2012, construction and operation of power stations using integrated gasification combined cycle, circulating fluidized bed with a generating capacity of 300MW or above, pressurized fluidized bed combustor with a generating capacity of 100MW or above and other clean combustion technologies belong to the category of encouraged projects. Therefore, all of our construction projects that meet the conditions for encouraged projects under the current catalogue are eligible for import-duty exemption for imported generating units.

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

Plant start-up and operation

We have historically operated and intend to continue to operate our power plants. Our power plants have established management structures based on modern management techniques. We select the superintendent for a new power plant from the senior management of our operating plants early in the construction phase of the new plant, invest in the training of operational personnel, adopt management techniques that improve efficiency and structure our plant bonus program to reward efficient and cost-effective operation of the plant in order to ensure the safety, stability and high availability factor of each power plant. Our senior management meets several times a year with the superintendents of the power plants as a group, fostering a team approach to operations, and conducts annual plant performance reviews with the appropriate superintendent, during which opportunities to enhance the power plant’s performance and profitability are evaluated.

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

Development of Power Plants in Singapore

The Singapore electricity industry had traditionally been vertically integrated and owned by the government. Since 1995, steps have been taken to liberalize the power industry, including the incorporation of the Public Utilities Board (“PUB”) in 1995, establishment of Singapore Electricity Pool (“SEP”) in 1998, formation of Energy Market Authority (“EMA”) in 2001, and the evolvement of the SEP into the New Electricity Market of Singapore (“NEMS”) in 2003. The EMA is a statutory body responsible for the economic, technical and competition regulation of the gas and electricity industry in Singapore. In carrying out its functions as the regulator of the power sector, EMA is empowered under the Electricity Act to issue and enforce licenses, codes of practices and performance standards. Energy Market Company Pte Ltd. (the “EMC”) is the market company licensed to operate the wholesale market, or the NEMS.

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

The EMA intends to keep the increase and decrease in generating capacity commercially driven as far as practicable. As a precaution against the risk of insufficient generating capacity in the system to maintain system security, the EMA has planned to put in place a capacity assurance scheme to incentivize new generation planting in case new generating capacity that is required to maintain system security is not forthcoming from the market. EMA has not provided any update to the proposed scheme but given the current oversupply of capacity, it is not anticipated that the scheme will be put into place anytime soon.

By most measures of market power, the Singapore market is highly concentrated, as the three largest power generation companies account for approximately 70% of total power capacity. It is therefore unlikely that the EMA will allow the three largest power generation companies to increase their licensed capacity and these generation companies will have to rely on the optimization of their existing capacity within license capacities to improve efficiency and forestall any new entrant.

New entrants as well as existing competitors have invested in new generating capacity or repowering of existing plants to take advantage of the LNG Vesting Scheme. This will impact the market negatively as these new capacities compete for market share as well as to avoid the take-or-pay penalties arising out of an oversupplied market.

We are in the process of developing the Tembusu Multi-Utilities Complex (the “TMUC”) in Singapore. The TMUC is expected to consist of a cogeneration plant, a desalination plant and a wastewater treatment facility, with a total installed capacity of 165 MW. The complex will be developed in multiple phases in order to meet customers’ demand. Phase 1 consists of 1 x 450 t/h coal-biomass co-fired circulated fluidized bed boiler, 2 x 200 t/h diesel/natural gas fired boilers and 1 x 101MW steam turbine-generator, and other components of the plant. Phase 2A consists of 1 x 450 t/h coal-biomass co-fired circulated fluidized bed boiler, 1 x 200 t/h diesel/natural gas fired boiler and 1 x 32MW steam turbine-generator, and other components of plant. Phase 1 and Phase IIA commenced commercial operations in March 2013 and June 2014 respectively. TPL owns 100% equity interest in this project.

Pricing policy

Pricing policy in China

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

On March 28, 2005, the NDRC issued the Interim Measures on Regulation of On-grid Tariff, the Interim Measures on Regulation of Transmission and Distribution Tariff, and the Interim Measures on Regulation of End-user Tariff, or collectively the “Interim Measures”, to provide guidance for the reform of tariff-setting mechanism in the transition period. Under the Interim Measures, tariff is classified into on-grid tariff, transmission and distribution tariff and end-user tariff. Transmission and distribution tariff will be instituted by the government. End-user tariff will be based on on-grid tariff and transmission and distribution tariff. The government is responsible for regulating and supervising power tariffs based on the principles of promoting efficiency, encouraging investment and improving affordability.

In December 2004, the NDRC proposed and the State Council approved the establishment of a linkage mechanism between coal and power prices, pursuant to which, the NDRC may adjust power tariffs if the change of the average coal price reaches 5% within a period of six months compared with the preceding same period. The change in a period, if less than 5%, will be carried forward to the future periods until the accumulated amounts reach 5%. With a goal to encourage power generation companies to reduce cost and improve efficiency, only around 70% of coal price increases will be allowed to pass to end-users through an increase of power tariffs, and power generation companies will bear the remaining 30%. In May 2005, the NDRC activated the coal-electricity price linkage mechanism for the first time to increase on-grid tariffs and end-user tariffs in the northeastern region, central region, eastern region, northwestern region and southern region. We accordingly increased the on-grid tariffs of our power plants in the northeastern region, central region, eastern region and northwestern region on May 1, 2005 and in the southern region on July 15, 2005. In June 2006, the coal-electricity price linkage mechanism was reactivated by the NDRC to increase on-grid tariffs and end-user tariffs in the northeastern region, central region, eastern region, northwestern region and southern region. We accordingly increased the on-grid tariffs of most of our power plants in the same regions on June 30, 2006.

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

In March 2014, the NDRC and the Ministry of Environmental Protection jointly issued the Measures to Monitor the Operation of Environmental Protection Tariffs and Facilities Regarding Coal-fired Generating Units, under which the standard on-grid electricity tariff incorporating environmental protection element will no longer be applicable to coal-fired generating units unless the coal-fired power generating enterprise has completed renovation for environmental protection acceptable after testing.  In August 2014, the NDRC issue the Notice to Further Resolve Conflicts Regarding Environmental Protection Tariff, under which the standard on-grid tariff for coal-fired power generating units is lowered with the view to resolve the environmental protection tariffs conflicts such as denitrification and dedusting of coal-fired power generation enterprises, and setting the tariff subsidy for denitrification and dedusting at RMB0.01/kWh and RMB0.002/kWh, respectively.  In December 2014, the NDRC issued the Notice Regarding Adjusting Standard On-grid Tariff for Onshore Wind Powers, under which the standard on-grid tariff for each of Class I, Class II and Class III wind powers is lowered by RMB0.02, and the tariff for Class IV wind power remain unchanged at RMB0.61/kWh.  In December 2014, the NDRC issued the Notice Regarding Certain issues of On-grid Tariff of Natural Gas Powers, defining the principles to formulate and modify the tariff of electricity generated by natural gas, aiming to regulate on-grid tariff administration and used facilitate healthy and orderly growth of natural gas power generating sector in China.

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

In addition, the major power generation companies, including Tuas Power, are obliged to hold vesting contracts. Vesting contracts are a form of bilateral contract imposed/vested on the generation companies who had been licensed by the EMA before the establishment of NEMS. Market Support Services Licensee is the counterparty to all of the vesting contracts, and the vesting contracts are settled between the parties through the EMC’s settlement system. The quantity of each power generation company’s capacity covered by vesting contracts depends on the proportion of its capacity to total capacity in the NEMS system. Vesting contract price is set by the EMA at the long-run marginal cost and is adjusted by the EMA on a periodic basis for changes in the long-run marginal cost and on a quarterly basis for inflation and changes in fuel prices. Such mechanism helps protect the profit margins of the power generation companies in the Singapore market to a large degree. The contract quantity and price are currently recalculated every three months. The existing Vesting Contract Scheme has been reduced to an intermediate level of 30% of system demand in first half of 2015 and 25% in second half of 2015, before lowering to 20% in 2016 (from 40% in 2014). This translates into increased exposure to a more volatile pool price. The authority is further considering introducing a demand response scheme to be implemented in 2015 where loads can choose to participate in peak load shaving and share in part of the consumer surplus. An Electricity Futures Market is also being contemplated. Going forward, we intend to monitor and evaluate the impact of such market on our business.

The gross pool design adopted in NEMS means all quantity sold by retailers to contestable consumers (currently defined as customers with average monthly usage more than of 4,000kWh) has to be in turn purchased from the pool. The retailers pay for their electricity purchases at the Uniform Singapore Energy Price, which is a weighted average of nodal prices and is determined on a half-hourly basis in the NEMS.

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

In 2003, SERC and the State Administration of Commerce and Industry jointly promulgated a model contract form (the “Model Contract Form”) for use by power grid companies and power generation companies in connection with electricity sale and purchase transactions. The Model Contract Form contains provisions on the parties’ rights and obligations, amount of electricity subject to purchase, payment method and liabilities for breach of contract, etc. We believe that the publication of the Model Contract Form has facilitated the negotiation and execution of electricity purchase contracts between power grid companies and power generation companies in a fair, transparent and efficient manner. In 2014, a majority of the agreements entered into between our power plants and the local grid companies were based on the Model Contract Form.

Power sales through competitive bidding are one of the targets of PRC power market reform. The PRC Government started in 1999 to experiment with a program to effect power sales through competitive bidding in some provinces, and has been gradually expanding the program with a view to creating a market-oriented electric power industry. Pursuant to the opinions regarding promotion of electric power system reform in the period of “The Eleventh Five-Year Plan” adopted by the State Council in November 2006, the SERC has sped up the reform to establish an electric power market suitable to China’s circumstances. Furthermore, the PRC Government started in 2009 to experiment with a program for direct power purchase by large power end-users, and has promulgated relevant rules governing the price and method of direct power purchase transactions as well as the market entrance and exit mechanism. In accordance with the above policies, we are conducting research on the program for direct power purchases by large power end-users. In July 2013, China National Energy Administration issued the Notice on Direct Purchases between Power End-users and Power Generation Companies, which officially implemented the direct purchases programs by large end-users. Among the provinces where we operate our power plants, seven of them, namely Shanxi, Jiangsu, Henan, Hunan, Guangdong, Fujian, and Gansu, started the direct purchase program in 2013, and four of them, namely Jiangxi, Yunnan, Hubei and Liaoning, are actively promoting the direct purchase pilot program. In 2014, the programs were also implemented in Zhejiang and Anhui.

Establishing regional power markets and increasing the use of the bidding method are the general trend in China’s power market reform, which is conducive to creating a competition environment that is fair, transparent and equitable. Power sales through a bidding process have been tested, to a small degree, in the power market in the Northeastern region and Eastern region. However, as of December 31, 2014, the use of the bidding method in power sales had not been substantively implemented yet.

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

The following table sets forth the average power tariff (RMB/MWh) of electric power sold by our power plants in China, for each of the five years ended December 31 through 2014 and the approved power tariff for 2015.

	Year Ended December 31,
	2010	2011	2012	2013	2014	2015
	Average Tariff(1)	Average Tariff(1)	Average Tariff(1)	Average Tariff(1)	Average Tariff(1)	Approved Tariff(1)
Liaoning Province
Dalian Power Plant	375.44	382.84	409.18	407.89	394.50	402.40
Dandong Power Plant	376.61	383.08	405.73	401.09	393.06	402.40
Yingkou Power Plant	387.78	394.82	409.35	406.85	399.33	402.40
Yingkou Co-generation	386.29	391.92	397.59	396.96	399.21	402.40
Wafangdian Wind Power	—	610.00	610.82	632.85	609.68	610.00
Changtu Taiping Wind Power	—	—	610.00	605.30	602.82	610.00
Suzihe Hydropower	—	—	364.25	330.00	330.00	330.00
Inner Mongolia Autonomous Region
Huade Wind Power	510.00	528.45	520.00	520.00	520.00	510.00
Hebei Province
Shang’an Power Plant	378.59	408.20	434.63	431.15	429.39	—
Phase I	—	—	—	—	—	426.90
Phase II	—	—	—	—	—	435.50
Phase III	—	—	—	—	—	421.40
Kangbao Wind Powert	—	—	536.72	534.47	538.84	540.00
Gansu Province
Pingliang Power Plant	275.91	306.36	336.12	332.16	322.72	326.90
Jiuquan Wind Power	—	—	520.60	520.60	520.60	520.60
Anbei Third Wind Power	—	—	—	—	540.00	540.00
Beijing Municipality
Beijing Co-generation	474.21	481.35	494.00	529.47	514.72	501.50
Beijing Co-generation CCGT	—	—	—	468.79	882.33	714.90
Tianjin Municipality
Yangliuqing Co-generation	407.08	414.23	438.03	483.73	434.28	457.70
Lingang Co-generation CCGT	—	—	—	—	—	—
Shanxi Province
Yushe Power Plant	333.36	363.66	396.56	393.37	391.22	386.20
Zuoquan Power Plant	—	—	383.25	389.83	382.01	375.20
Shandong Province
Dezhou Power Plant	417.68	443.20	468.90	464.89	463.36	463.40
Jining Power Plant
Phases I, II	398.11	—	—	—	—	—
Phases III	411.16	418.76	451.40	446.14	437.55	438.00
Co-generation	401.90	423.82	459.40	457.23	448.94	432.00
Xindian Power Plant	405.67	426.77	453.75	453.35	448.55	444.30
Weihai Power Plant	456.31	435.32	461.89	474.38	461.18	502.00
Rizhao Power Plant Phase II	397.60	420.06	446.90	446.38	441.59	437.60
Zhanhua Co-generation	397.40	419.76	450.55	446.56	434.71	427.60

	Year Ended December 31
	2010	2011	2012	2013	2014	2015
	Average Tariff(1)	Average Tariff(1)	Average Tariff(1)	Average Tariff(1)	Average Tariff(1)	Approved Tariff(1)
Henan Province
Qinbei Power Plant	379.68	412.75	441.43	437.01	435.42	417.10
Jiangsu Province
Nantong Power Plant	409.06	425.97	441.25	435.69	436.00	429.00
Nanjing Power Plant	414.19	442.54	442.17	436.35	463.50	429.00
Taicang CCGT
Phase I	415.37	424.09	430.43	432.81	419.19	432.00
Phase II	414.13	429.44	443.88	427.58	395.38	432.00
Huaiyin Power Plant
Phase II	443.17	438.72	458.25	449.87	438.98	429.00
Phase III	443.17	438.72	458.25	449.87	438.98	429.00
Jinling Power Plant
CCGT(2)	568.00	587.53	581.35	585.53	606.21	606.00
Coal-fired	430.00	417.99	427.34	428.38	408.24	429.00
CCGT Co-generation(2)	—	—	—	635.42	690.00	690.00
Qidong Wind Power
Phases I	487.70	519.08	487.70	487.75	486.88	487.70
Phases II	—	—	610.00	610.03	609.35	610.00
Rudong Wind Power	—	—	—	610.00	610.00	610.00
Shanghai Municipality
Shidongkou I	435.52	441.11	457.18	453.27	438.21	447.10
Shidongkou II	416.36	422.25	442.13	442.00	437.54	432.10
Shanghai CCGT(1)	415.32	445.00	457.11	486.74	551.48	554.00
Shidongkou Power	445.70	457.20	463.85	462.02	449.92	457.30
Chongqing Municipality
Luohuang Power Plant
Phases I, II	373.30	409.95	448.95	448.57	439.56	436.30
Phase III	388.30	411.91	448.95	448.57	440.90	436.30
Liangjiang CCGT	—	—	—	—	—	—
Zhejiang Province
Yuhuan Power Plant	459.86	462.49	491.37	484.79	468.71	456.00
Tongxiang CCGT(2)	—	—	—	—	895.42	904.00
Changxing Power Plant	519.39	—	—	—	431.03	456.00
Hunan Province
Yueyang Power Plant
Phase I	433.09	467.74	506.75	504.31	496.56	492.00
Phase II	439.92	467.74	506.75	499.63	495.90	492.00
Phase III	—	461.98	507.03	508.31	494.20	492.00
Xiangqi Hydropower	—	—	390.00	390.00	410.00	410.00
Subaoding Wind Power	—	—	—	—	494.00	610.00
Hubei Province
Enshi Maweigou Hydropower	—	437.03	360.00	356.96	366.59	360.00
Jiangxi Province
Jinggangshan Power Plant
Phase I	427.56	448.30	490.70	481.54	474.79	459.50
Phase II	408.51	446.55	482.19	483.46	467.29	453.50
Jianggongling Wind Power	—	—	—	—	610.00	610.00
Fujian Province
Fuzhou Power Plant	413.22	—	—	—	—	—
Phase I	—	426.56	455.89	446.22	445.43	443.40
Phase II	—	440.86	455.68	461.38	460.33	458.40
Phase III	—	415.49	435.93	430.33	431.75	435.90
Guangdong Province
Shantou Power Plant
Phase I	540.70	546.51	565.78	562.12	553.85	542.51
Phase II	496.20	501.76	521.31	520.71	509.35	500.00
Haimen	496.33	498.77	529.06	514.30	503.18	500.00
Haimen Power	—	—	—	—	479.55	500.00
Yunnan Province
Diandong Energy	—	345.43	359.58	371.30	401.59	370.60
Diandong Yuwang	—	345.31	361.70	377.41	395.96	370.60
Wenbishan Wind Power	—	—	—	—	610.00	610.00
___________________________________________
Notes:
(1)	The tariff of Shanghai CCGT is on-grid settlement price without capacity subsidy income.
(2)	The tariff of Jinling CCGT, Jinling Co-generation CCGT and Tongxiang CCGT is on-grid settlement price without generation right transfer income.

Power sales in Singapore

According to the latest available update from EMA, the total licensed capacity in commercial operation as of first half 2014 in Singapore was 12,521MW. In 2014, the peak demand for electricity was 6,849MW against 2013’s 6,613MW. The power market in Singapore is competitive, and power generation companies compete to sell their power output into NEMS through a bidding process with hedging via vesting contracts and retail sales. For the year ended December 31, 2014, power sold through vesting contracts represented approximately 40% of total system demand. The existing Vesting Contract Scheme will roll back to 25% of total system demand by end of 2015. The decrease in allocated Vesting Contract volumes will have to be made up through increased retail sales, or otherwise, be translated into increased exposure to more volatile pool prices.

The volatility in the sales price of the revenue associated with the sale of electricity in the NEMS is effectively managed via vesting contracts and direct retail sales which is carried out through a Tuas Power’s subsidiary. The effective tariffs Tuas Power received for its electricity output is thus largely dependent on the vesting contract prices and volumes as well as prices secured under retail sales. The gas-fired combined cycle units of Tuas Power enjoy advantages in the competitive bidding of the pool market given their relatively low cost and high efficiency. For the period from January 1, 2014 to December 31, 2014, power sold through vesting contracts and retail sales represented approximately all of Tuas Power’s total power sold for the same period.

Utility sales in Singapore

With the commercial operation of the Phase I in March 2013 and the Phase IIA in June 2014, TMUC sold 1,824,638 MT of steam to customers in 2014, an increase of 54.4% as compared to 1,181,380 MT in 2013.

Fuel supply arrangements

In 2014, the majority of our power plants were fueled by coal, gas and oil.

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

In 2013, as a result of the termination of the key contracts, coal prices in PRC fluctuated wildly. The Bohai-Rim Steam Coal Price Index (“BSPI”) decreased from RMB633 per ton in the beginning of 2013 to RMB530 per ton in early October 2013, and increased again to RMB631 per ton by the end of 2013. The coal purchase price for our Company, including transportation costs and miscellaneous expenses, averaged approximately RMB531.37 per ton. Our average unit fuel cost in 2013 decreased by 12.5% from that in 2012

In 2014, the average coal purchase price decreased significantly while the quality of the purchased coals saw marked improvement.  We purchased 120.7 million tons of coal and consumed a total of 134.9 million tons of coal. Of our total coal purchases, 52% was purchased under annual contracting arrangements, and the remainder was purchased in the open market.  The coal purchase price for our Company, including transportation costs and miscellaneous expenses, averaged approximately RMB494.86 per ton in 2014. Our average unit fuel cost in 2014 decreased by 7.96% from that in 2013.

Singapore’s Tuas Power used coal as primary fuel for its TMUC’s cogeneration plants. Coal is procured from coal producers in Indonesia via two long-term coal supply contracts with 10 years and 15 years term respectively. The prices are indexed to the Global Coal Newcastle Index.

Gas

Currently, the Company has seven Combined Cycle Gas Turbine Power Plants (“CCGT”) in China, including:

1.           Huaneng Shanghai Combined Cycle Gas Turbine Power Plant (“Shanghai CCGT”) with gas supply transported through the pipeline of “West-East Gas Transport Project”;

2.           Huaneng Jinling Combined Cycle Gas Turbine Power Plant (“Jinling CCGT”) with gas supply transported through the pipeline of “West-East Gas Transport Project”;

3.           Huaneng Jinling Combined Cycle Gas Turbine Co-generation Power Plant (“Jinling CCGT Co-generation”) with gas supply transported through the pipeline of “West-East Gas Transport Project”;

4.           The gas co-generation expansion project of Beijing Co-generation Power Plant (“Beijing Co-generation CCGT”) with gas supply transported through the pipeline of “Shaanxi-Gansu-Ningxia Transport Project”;

5.           Huaneng Tongxiang Combined Cycle Gas Turbine Power Plant (“Tongxiang CCGT”), with gas supply transported through the pipeline of “West-East Gas Transport Project”;

6.           Huaneng Chongqing Liangjiang Combined Cycle Gas Turbine Power Plant (“Liangjiang CCGT”) with gas supply transported through the pipeline of “West-East Gas Transport Project”; and

7.           Huaneng Tianjin Lingang Combined Cycle Gas Turbine Co-generation Power Plant (“Lingang CCGT Co-generation”) with gas supply transported through the pipeline of “Shaanxi – Gansu – Ningxia Transport Project”.

Also, the Tuas Power in Singapore has five gas-fired combined cycle generating units and three gas-fired backup boilers. The piped gas for Tuas Power is provided by Pavilion Gas Pte Ltd and Sembcorp Gas Pte Ltd., whereas LNG is provided by BG Singapore Gas Marketing Pte Ltd.

Oil

Tuas Power maintains operation of one 600 MW oil-fired steam generating unit. The oil supply for Tuas Power is purchased from the open market. With the increased competition from new gas-fired CCPs, fuel oil consumption is expected to be marginal at best and therefore future purchases, if any, will be on a spot basis. Diesel, as backup fuel for oil-fired unites, is also purchased on a spot basis.

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

We are 35.14% owned by HIPDC, which in turn is a subsidiary of Huaneng Group. Huaneng Group was established in 1988 with the approval of the State Council. Huaneng Group also holds a 14.87% equity interest in us besides HIPDC. In 2002, Huaneng Group was restructured as one of the five independent power generation group companies to take over the power generation assets originally belonging to the State Power Corporation of China. Huaneng Group has a registered capital of RMB20 billion and is controlled and managed by the central government. Huaneng Group is principally engaged in development, investment, construction, operation and management of power plants; organizing the generation and sale of power (and heat); and the development, investment, construction, production and sale of products in relation to energy, transportation, new energy and environmental protection industries.

HIPDC was established in 1985 as a joint venture with 67.75% of its equity interests directly owned by Huaneng Group. HIPDC is engaged in developing, investing, operating and constructing power plants in China. Some of the power plants currently owned and operated by us were originally built and later transferred to us by HIPDC. Both Huaneng Group and HIPDC have agreed to give us preferential rights in the power development business and power assets transfers. See “Item 7.A. Major shareholders” for details.

The following organizational chart sets forth the organizational structure of HIPDC and us as of March 31, 2015:

___________________________________________
Notes:
(1)
Huaneng Group indirectly holds 100% equity interests in Pro-Power Investment Limited through its wholly owned subsidiary, China Hua Neng Hong Kong Company Limited, and Pro-Power Investment Limited in turn holds 5% equity interests in HIPDC. As a result, Huaneng Group indirectly holds additional 5% equity interests in HIPDC.

(2)
Of the 14.87% equity interest, 10.78% was directly held by Huaneng Group, 3.27% was held by Huaneng Group through its wholly owned subsidiary, China Hua Neng Hong Kong Company Limited, 0.04% was held by Huaneng Group through its wholly owned subsidiary, Huaneng Captial Services Company Limited, and the remaining approximately 0.77% was held by Huaneng Group through its subsidiary, China Huaneng Finance Corporation Limited.

For a detailed discussion of the Company’s subsidiaries, see Note 9 to the Financial Statements.

D.	Property, plants and equipment

The following table presents certain summary information on our power plants as of March 31, 2015.
Plant or Expansion		Actual In-service Date	Current Installed Capacity	Ownership	Attributable Capacity	Type of Fuel
(Names as defined below)			(MW)%		MW

Liaoning Province
Dalian Power Plant	Phase I	Unit I: Sep. 1988	2 x 350	100%	700	Coal
		Unit II: Dec. 1988
	Phase II	Unit III: Jan. 1999	2 x 350	100%	700	Coal
		Unit IV: Jan. 1999
Dandong Power Plant		Unit I: Jan. 1999	2 x 350	100%	700	Coal
		Unit II: Jan. 1999
Yingkou Power Plant	Phase I	Unit I: Jan. 1996	2 x 320	100%	640	Coal
		Unit II: Dec. 1996
	Phase II	Unit III: Aug. 2007	2 x 600	100%	1,200	Coal
		Unit IV: Oct. 2007
Yingkou Co-generation		Unit I: Dec. 2009	2 x 330	100%	660	Coal
		Unit II: Dec. 2009
Wafangdian Wind Power		24 turbines: Jun. 2011	48	100%	48	Wind
Changtu Taiping Wind Power		33 turbines: Nov. 2012	49.5	100%	49.5	Wind
Changtu Laocheng Wind Power		24 turbines: Oct. 2014	48	100%	48	Wind
Suzihe Hydropower		Unit I: Aug. 2012	1 x 12.5	100%	12.5	Hydro
		Unit II: Jun. 2012	1 x 12.5	100%	12.5	Hydro
		Unit III: Jun. 2012	1 x 12.5	100%	12.5	Hydro
Inner Mongolia
Autonomous Region
Huade Wind Power	Phase I	33 turbines: Dec. 2009	49.5	100%	49.5	Wind
	Phase II	33 turbines: Jun. 2011	49.5	100%	49.5	Wind
Hebei Province
Shang’ an Power Plant	Phase I	Unit I: Aug. 1990	2 x 350	100%	700	Coal

		Unit II: Dec. 1990
	Phase II	Unit III: Oct. 1997	2 x 300	100%	600	Coal
		Unit IV: Oct. 1997
	Phase III	Unit V: Jul. 2008	2 x 600	100%	1,200	Coal
		Unit VI: Aug. 2008
Kangbao Wind Power	Phase I	33 turbines: Jan. 2011	49.5	100%	49.5	Wind
Gansu Province
Pingliang Power Plant		Unit I: Sep. 2000	3 x 325	65%	633.75	Coal
		Unit II: Jun. 2001
		Unit III: Jun. 2003
		Unit IV: Nov. 2003	1 x 330	65%	214.5	Coal
		Unit V: Feb. 2010	2 x 600	65%	780	Coal
		Unit VI: March 2010
Jiuquan Wind Power		326 turbines: Dec. 2011	501.5	100%	501.5	Wind
Anbei Third Wind Power		100 turbines: Dec. 2014	200	100%	200	Wind
Beijing Municipality
Beijing Co-generation		Unit I: Jan. 1998	2 x 165	41%	135.3	Coal
		Unit II: Jan. 1998
		Unit III: Dec. 1998	2 x 220	41%	180.4	Coal
		Unit IV: Jun. 1999
		Unit V: Apr. 2004	1 x 75	41%	30.75	Coal
Beijing Co-generation		Unit I: Dec. 2011	2 x 306.9	41%	251.66	Gas
CCGT
		Unit II: Dec. 2011
		Unit III: Dec. 2011	1 x 309.6	41%	126.94	Gas

Plant or Expansion		Actual In-service Date	Current Installed Capacity	Ownership	Attributable Capacity	Type of Fuel
(Names as defined below)			(MW)%		MW
Tianjin Municipality
Yangliuqing Co-generation		Unit I: Dec. 1998	4 x 300	55%	660	Coal
		Unit II: Sep. 1999
		Unit III: Dec. 2006
		Unit IV: May 2007
Lingang Co-generation CCGT		Unit I: Dec. 2014	1 x 463	100	463	Gas
Shanxi Province
Yushe Power Plant	Phase I	Unit I: Jun. 1994	2 x 100	60%	120	Coal
		Unit III: Dec. 1994
	Phase II	Unit IV: Oct. 2004	2 x 300	60%	360	Coal
		Unit II: Nov. 2004
Zuoquan Power Plant		Unit I: Dec. 2011	2 x 673	80%	1,076.8	Coal
		Unit II: Jan. 2012
Shandong Province
Dezhou Power Plant	Phase I	Units I: 1992	1 x 330	100%	330	Coal
		Unit II: 1992	1 x 320	100%	320	Coal
	Phase II	Units III: Jun. 1994	1 x 300	100%	300	Coal
		Unit IV: May 1995	1 x 320	100%	320	Coal
	Phase III	Units V: Jun. 2002	2 x 700	100%	1,400	Coal
		Unit VI: Oct. 2002
Jining Power Plant	Coal-fired	Unit V: Jul. 2003	2 x 135	100%	270	Coal
		Unit VI: Aug. 2003
	Co-generation	Unit I: Nov. 2009	2 x 350	100%	700	Coal
		Unit II: Dec. 2009
Xindian Power Plant	Phase III	Unit V: Sep 2006	2 x 300	95%	570	Coal
		Unit VI: Nov. 2006
Weihai Power Plant	Phase II	Units III: Mar. 1998	2 x 320	60%	384	Coal
		Unit IV: Nov. 1998
	Phase III	Unit V: Dec. 2012	2 x 680	60%	816	Coal
		Unit VI: Dec. 2012
Rizhao Power Plant	Phase I	Unit I: Apr. 2000	2 x 350	44%	308	Coal
		Unit II: Apr. 2000
	Phase II	Unit III: Dec. 2008	2 x 680	100%	1,360	Coal
		Unit IV: Dec. 2008
Zhanhua Co-generation		Unit I: Jul. 2005	2 x 165	100%	330	Coal
		Unit II: Jul. 2005
Henan Province
Qinbei Power Plant	Phase I	Unit I: Nov. 2004	2 x 600	60%	720	Coal
		Unit II: Dec. 2004
	Phase II	Unit III: Nov. 2007	2 x 600	60%	720	Coal
		Unit IV: Nov. 2007
	Phase III	Unit V: Mar. 2012	2 x 1000	60%	1,200	Coal
		Unit VI: Feb. 2013
Jiangsu Province
Nantong Power Plant	Phase I	Unit I: Sep. 1989	2 x 352	100%	704	Coal
		Unit II: Mar. 1990
	Phase II	Unit III: Jul. 1999	2 x 350	100%	700	Coal
		Unit IV: Oct. 1999
	Phase III	Unit V: Jan. 2014	1 x 1050	35%	367.5	Coal
Nanjing Power Plant		Unit I: Mar. 1994	2 x 320	100%	640	Coal
		Unit II: Oct. 1994
Taicang Power Plant	Phase I	Unit I: Dec. 1999	2 x 320	75%	480	Coal
		Unit II: Apr. 2000
	Phase II	Unit III: Jan. 2006	2 x 630	75%	945	Coal
		Unit IV: Feb. 2006

Plant or Expansion		Actual In-service Date	Current Installed Capacity	Ownership	Attributable Capacity	Type of Fuel
(Names as defined below)			(MW)%		MW
Huaiyin Power Plant	Phase II	Unit III: Jan. 2005	2 x 330	63.64%	420	Coal
		Unit IV: Mar. 2005
	Phase III	Unit V: May 2006	2 x 330	63.64%	420	Coal
		Unit VI: Sep. 2006
Jinling Power Plant	CCGT	Unit I: Dec. 2006	2 x 390	60%	468	Gas
		Unit II: Mar. 2007
	CCGT Cogeneration	Unit I: April. 2013 Unit II: May. 2013	2 x 191	51%	194.82	Gas
Jinling Coal-fired		Unit III: Dec. 2009	2 x 1,030	60%	1,236	Coal
		Unit IV: Aug. 2012
Qidong Wind Power	Phase I	61 turbines: Mar. 2009	91.5	65%	59.5	Wind
	Phase II	25 turbines: Jan. 2011	50	65%	32.5	Wind
		22 turbines: Jun. 2012	44	65%	28.6	Wind
Rudong Wind Power		24 turbines: Nov. 2013	48	90%	24.48	Wind
Suzhou Co-generation		Unit I: Aug. 2006	2 x60	53.45%	64.14	Coal
		Unit II: Oct. 2006
Shanghai Municipality
Shidongkou I		Unit I: Feb. 1988	4 x 325	100%	1,300	Coal
		Unit II: Dec. 1988
		Unit III: Sep. 1989
		Unit IV: May 1990
Shidongkou II		Unit I: Jun. 1992	2 x 600	100%	1,200	Coal
		Unit II: Dec. 1992
Shidongkou Power		Unit I: Oct. 2011	2 x 660	50%	660	Coal
		Unit II: Oct. 2011
Shanghai CCGT		Unit I: May 2006	3 x 390	70%	819	Gas
		Unit II: Jun. 2006
		Unit III: Jul. 2006
Chongqing Municipality
Luohuang Power Plant	Phase I	Unit I: Sep. 1991	2 x 360	60%	432	Coal
		Unit II: Feb. 1992
	Phase II	Unit III: Dec. 1998	2 x 360	60%	432	Coal
		Unit IV: Dec. 1998
	Phase III	Unit V: Dec. 2006	2 x 600	60%	720	Coal
		Unit VI: Jan. 2007
Liangjiang CCGT		Unit I: Oct. 2014	2 x 467	100%	934	Gas
		Unit II: Dec. 2014
Zhejiang Province
Changxing Power Plant		Unit I: Dec. 2014	2 x 660	100%	1320	Coal
		Unit II: Dec. 2014
Yuhuan Power Plant	Phase I	Unit I: Nov. 2006	2 x 1,000	100%	2,000	Coal
		Unit II: Dec. 2006
	Phase II	Unit III: Nov. 2007	2 x 1,000	100%	2,000	Coal
		Unit IV: Nov. 2007
Tongxiang CCGT		Unit I: Sep. 2014	1 x 258.4	95%	245.48	Gas
		Unit II: Sep. 2014	1 x 200	95%	190	Gas
Si’an Photovoltaic		Unit I: December 2014	5	100%	5	Solar
Hunan Province
Yueyang Power Plant	Phase I	Unit I: Sep. 1991	2 x 362.5	55%	398.75	Coal
		Unit II: Dec. 1991
	Phase II	Unit III: Mar. 2006	2 x 300	55%	330	Coal
		Unite IV: May 2006
	Phase III	Unit V: Jan. 2011	2 x 600	55%	660	Coal
		Unit VI: Aug. 2012
Xiangqi Hydropower		Unit I: Dec. 2011	4 x 20	100%	80	Hydro
		Unit II: May 2012
		Unit III: Jul. 2012
		Unit IV: Aug. 2012
Subaoding Wind Power		40 turbines: Dec. 2014	80	100%	80	Wind

Plant or Expansion		Actual In-service Date	Current Installed Capacity	Ownership	Attributable Capacity	Type of Fuel
(Names as defined below)			(MW)%		MW
Hubei Province
Enshi Maweigou Hydropower		Unit I: Dec. 2011	3 x 5	100%	15	Hydro
		Unit II: Dec. 2011
		Unit III: Dec. 2011
Dalongtan Hydropower		Unit I: May 2006	3 x12	97%	34.92	Hydro
		Unit II: Aug. 2005
		Unit III: Mar. 2006
Wuhan Power Plant	Phase I	Unit I: Jun. 1993	2 x 300	75%	450	Coal
		Unit II: Jan. 1994
	Phase II	Unit III: May 1997	2 x 330	75%	495	Coal
		Unite IV: Dec. 1997
	Phase III	Unit V: Oct. 2006	2 x 600	75%	900	Coal
		Unit VI: Dec. 2006
Jingmen Co-generation		Unit I: Nov. 2014	2 x 350	100%	700	Coal
		Unit II: Oct. 2014
Yingcheng Co-generation		Unit II: Feb. 2015	1 x 350	100%	350	Coal
Jiangxi Province
Jinggangshan Power Plant	Phase I	Unit I: Dec. 2000	2 x 300	100%	600	Coal
		Unit II: Aug. 2001
	Phase II	Unit III: Nov. 2009	2 x 660	100%	1,320	Coal
		Unit IV: Dec. 2009
Jianggongling Wind Power		24 turbines: Dec. 2014	48	100%	48	Wind
Ruijin Power Plant		Unit I: May 2008	2 x 350	100%	700	Coal
		Unit II: Aug. 2008
Anhui Province
Chaohu Power Plant		Unit I: May 2008	2 x 600	60%	720	Coal
		Unit II: Aug. 2008
Hualiangting Hydropower	Phase I	Unit I: Oct. 1981	2 x 10	100%	20	Hydro
		Unit II: Nov. 1981
	Phase II	Unit III: Nov. 1987	2 x 10	100%	20	Hydro
		Unit IV: Nov. 1987
Fujian Province
Fuzhou Power Plant	Phase I	Unit I: Sep. 1988	2 x 350	100%	700	Coal
		Unit II: Dec. 1988
	Phase II	Unit III: Oct. 1999	2 x 350	100%	700	Coal
		Unit IV: Oct. 1999
	Phase III	Unit V: Jul. 2010	2 x 660	100%	660	Coal
Guangdong Province
Shantou Power Plant	Phase I	Unit VI: Oct. 2011 Unit I: Jan. 1997	2 x 300	100%	600	Coal
		Unit II: Jan. 1997
	Phase II	Unit III: Oct. 2005	1 x 600	100%	600	Coal
Haimen		Unit I: Jul. 2009	2 x 1,036	100%	2,072	Coal
		Unit II: Oct. 2009
Haimen Power		Unit I: Mar. 2013	2 x 1,036	80%	1,657.6	Coal
		Unit II: Mar. 2013
Yunnan Province
Diandong Energy	Phase I	Unit I: Feb. 2006	2 x 600	100%	1,200	Coal
		Unit II: Jul. 2006
	Phase II	Unit III: Nov. 2006	2 x 600	100%	1,200	Coal
		Unit IV: May 2007
Yuwang Energy	Phase I	Unit I: Jul. 2009	2 x 600	100%	1,200	Coal
		Unit II: Feb. 2010
Wenbishan Wind Power		20 turbines: Dec. 2014	40	100%	40	Wind
Hainan Province
Haikou Power Plant		Unit IV: May 2000	2 x 138	91.8%	253.368	Coal
		Unit V: May 1999
		Unit VIII: Apr. 2006	2 x 330	91.8%	605.88	Coal
		Unit IX: May 2007
Dongfang Power Plant	Phase I	Unit I: Jun. 2009	2 x 350	91.8%	642.6	Coal
		Unit II: Dec. 2009
	Phase II	Unit III: May 2012	2 x 350	91.8%	642.6	Coal
		Unit IV: Dec. 2012
Nanshan Co-generation		Unit I: Apr. 1995	2 x 50	91.8%	91.8	Gas
		Unit II: Apr. 1995
		Unit III: Oct. 2003	2 x 16	91.8%	29.370	Gas
		Unit IV: Oct. 2003
Gezhen Hydropower		Unit I: Nov. 2009	2 x 40	91.8%	73.40	Hydro
		Unit II: Nov. 2009
		Unit III: Dec. 2009	2 x 1	91.8%	1.836	Hydro
		Unit IV: Dec. 2009
Wenchang Wind Power		33 turbines: Jan. 2009	49.5	91.8%	45.441	Wind
Singapore		Unit I: Mar. 1999	1 x 600	100%	600	Oil
Tuas Power		Unit III: Nov. 2001	4 x 367.5	100%	1,470	Gas
		Unit IV: Jan. 2002
		Unit V: Feb. 2005
		Unit VI: Sep. 2005
		Unit VII: Dec. 2013	405.9	100%	405.9	Gas
TMUC	Phase I	Feb. 2013	1 x 101	100%	101	Coal & biomass
	Phase IIA	Jun. 2014	1 x 32.5	100%	32.5	Coal & biomass

The following table presents the availability factors and the capacity factors of our coal-fired operating power plants in China for the years ended December 31, 2012, 2013 and 2014.

Coal-fired Power Plant	Availability factor (%)			Capacity factor (%)
	2012	2013	2014	2012	2013	2014
Liaoning Province
Dalian	98.20	97.03	97.76	48.62	50.71	54.13
Dandong	94.96	96.77	95.89	52.08	50.79	52.14
Yingkou	94.21	92.05	94.16	48.67	45.42	49.64
Yingkou Co-generation	97.76	98.08	100	58.93	60.2	52.63
Hebei Province
Shang’an	99.94	97.91	98.15	68.54	66.84	63.52
Gansu Province
Pingliang	92.36	91.48	94.63	42.38	46.79	51.85
Beijing Municipality
Beijing	93.01	95.13	94.48	62.46	59.53	54.79
Tianjin Municipality
Yangliuqing	90.61	94.8	93.9	62.70	67.88	62.95
Shanxi Province
Yushe	92.92	94.98	92.53	64.61	60.64	61.22
Zuoquan	92.88	91.69	92.93	56.16	56.67	50.88
Shandong Province
Dezhou	95.19	95.51	97.01	65.66	65.87	64.46
Jining	88.84	95.74	92.03	58.78	59.43	55.56
Weihai	100.00	94.63	95.87	65.31	64.84	65.83
Xindian	100.00	90.94	87.15	69.51	61.92	62.83
Rizhao II	91.43	92.58	91.27	62.65	65.26	64.23
Zhanhua Co-generation	93.89	95.01	95.63	59.47	54.62	57.92
Henan Province
Qinbei	95.51	95.12	92.85	62.80	60.47	50.92
Jiangsu Province
Nantong	95.28	92.49	90.6	68.16	68.14	55.67
Nanjing	93.95	93.82	94.45	68.07	71.21	62.52
Taicang	93.31	98.09	99.99	69.93	74.41	65.2
Huaiyin	89.00	90.79	91.4	61.68	67.22	58.26
Jinling Coal-fired	95.21	89.49	88.66	76.20	72.72	64.1
Shanghai Municipality
Shidongkou I	96.80	95.81	98.53	67.52	71.14	52.96
Shidongkou II	91.82	93.42	90.15	64.20	64.83	50.71
Chongqing Municipality
Luohuang	88.72	93.57	94.84	52.57	63.21	48.21
Zhejiang Province
Changxing	-	-	-	-	-	-
Yuhuan	93.08	92.76	95.45	68.64	72.07	63.22
Hunan Province
Yueyang	95.21	99.99	99.97	43.55	45.02	39.27
Jiangxi Province
Jinggangshan	94.74	92.59	95.03	52.42	57.69	50.5
Fujian Province
Fuzhou	92.77	93.83	94.53	60.26	63.52	58.66
Guangdong Province
Shantou	93.19	97.85	96.55	60.97	59.55	50.75
Haimen	94.75	96.1	96.99	68.84	55.76	53.09
Yunnan Province
Diandong	93.07	94.25	94.92	40.36	35.8	28.32
Yuwang	96.81	93.92	95.36	47.25	43.31	34.88
______________________________________
Note:
(1)	The details of our operating power plants, construction projects and related projects as of March 31, 2015 are described below.

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

In 2014, Dalian Power Plant obtained 84.4% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Dalian Power Plant in 2014 was RMB488,89 (2013: RMB525.33) per ton.

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

In 2014, Dandong Power Plant obtained 37.6% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Dandong Power Plant in 2014 was RMB461.38(2013: RMB483.99) per ton.

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

The coal supply for Yingkou Power Plant is mainly obtained from Shanxi Province. Yingkou Power Plant typically stores 400,000 tons of coal on site. In 2014, Yingkou Power Plant obtained 70.6% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Yingkou Power Plant in 2014 was RMB482,94 (2013: RMB488.49) per ton.

Yingkou Power Plant sells its electricity to Liaoning Electric Power Company.

Yingkou Co-generation

Huaneng Yingkou Co-generation Power Plant (“Yingkou Co-generation”) is located in Yingkou City in Liaoning Province. Yingkou Cogeneration Power Plant has an installed capacity of 660 MW and consists of two 330 MW generating units which commenced operation in December 2009. We hold 100% equity interest in Yingkou Co-generation Power Plant.

The coal supply for Yingkou Co-generation Power Plant is mainly obtained from Inner Mongolia Autonomous Region. Yingkou Co-generation Power Plant typically stores 140,000 tons of coal on site. In 2014, Yingkou Co-generation Power Plant obtained 97.7% of its total consumption of coal from annual contracts and the remainder from the open market The average coal purchase price for Yingkou Co-generation Power Plant in 2014 was RMB398.55 (2013: RMB393.77) per ton.

Yingkou Co-generation Power Plant sells its electricity to Liaoning Electric Power Company.

Wafangdian Wind Power

Dalian Wafangdian Wind Power Plant (“Wafangdian Wind Power”) is located in Dalian City in Liaoning Province. The installed capacity of phase I of Wafangdian Wind Power Plant is 48 MW and consists of 24 turbines. It commenced operation in June 2011. We hold 100% equity interest in Wafangdian Wind Power Plant.

Wafangdian Wind Power sells its electricity to Liaoning Electric Power Company.

Suzihe Hydropower

Liaoning Suzihe Hydropower Plant (“Suzihe Hydropower”) is located in Liaoning Province. The installed capacity of Suzihe Hydropower Plant is 37.5 MW and consists of three 12.5 MW generating units. Unit I (12.5 MW) of Suzihe Hydropower commenced operation in August 2012. We hold 100% equity interest in Suzihe Hydropower.

Changtu Taiping Wind Power

Huaneng Liaoning Changtu Taiping Wind Power Plant (“Changtu Taiping Wind Power”) is located in Liaoning Province. Phase I of the Changtu Taiping Wind Power commenced operation in November 2012, with an installed capacity of 49.5 MW, consisting of 33 wind power turbines of 1.5 MW each. We hold 100% of the equity interest in Changtu Taiping Wind Power.

Changtu Laocheng Wind Power

Huaneng Liaoning Changtu Laocheng Wing Power Plant (“Changtu Laocheng Wind Power”) is located in Liaoning Province. Changtu Laocheng Wind Power commenced operation in October 2014, with an installed capacity of 48 MW, consisting of 24 wind power turbines of 2 MW each. We hold 100% of the equity interest in Changtu Laocheng Wind Power.

Construction Project in Liaoning Province

 Yingkou Xianrendao Co-generation Power Project. In December 2013, the project of Yingkou Xianrendao Co-generation Power Plant was approved by the Development and Reform Commission of Liaoning Province. We hold 100% equity interest in this project. The project is planned to have two sets of high temperature back-pressure turbo-generating units of 50 MW each.

Power Plant in Inner Mongolia Autonomous Region

Huade Wind Power

Huaneng Huade Wind Power Plant (“Huade Wind Power”) is located in Huade, Inner Mongolia Autonomous Region. Phase I of Huade Wind Power has an installed capacity of 49.5 MW and consists of 33 wind power turbines which commenced operation in 2009. Phase II of Huade Wind Power has an installed capacity of 49.5 MW and consists of 33 wind power turbines which commenced operation in June 2011. We hold 100% equity interest in Huade Wind Power Plant.

Huade Wind Power sells its electricity to Inner Mongolia Power (Group) Co., Ltd.

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

In 2014, Shang’an Power Plant obtained 88.6% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Shang’an Power Plant in 2014 was RMB442.91 (2013: RMB503.93) per ton.

Shang’an Power Plant sells its electricity to Hebei Electric Power Company.

Kangbao Wind Power

Huaneng Kangbao Wind Power Plant (“Kangbao Wind Power”) consists of 33 wind power turbines with a total installed capacity of 49.5 MW. In January 2011, the Phase I of Kangbao Wind Power with a total generation capacity of 49.5MW completed the trial run. We hold 100% equity interest in Kangbao Wind Power.

Kangbao Wind Power sells its electricity to Beijing-Tianjin-Tanggu Electric Power Company.

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

The coal supply for Pingliang Power Plant is obtained from local coal mines. Pingliang Power Plant typically stores 230,000 tons of coal on site. In 2014, Pingliang Power Plant obtained 95.0% of its coal supplies from annual contracts and the remainder from the open market. The average coal purchase price for Pingliang Power Plant in 2014 was RMB358,47 (2013: RMB360.24) per ton.

Pingliang Power Plant sells its electricity to Gansu Electric Power Company.

Jiuquan Wind Power

Jiuquan Wind Power Plant (“Jiuquan Wind Power”) consists of three wind power plants, Ganhekou Wind Power Plant II, Qiaowan Wind Power Plant II and Qiaowan Wind Power Plant III. It has 326 wind power turbines with a total installed capacity of 501.5 MW. In December 2011, all three wind power plants completed the trial run. We hold 100% equity interest in Jiuquan Wind Power.

Jiuquan Wind Power sells its electricity to Gansu Electric Power Company.

Anbei Third Wind Power

Anbei Third Wind Power Plant (“Anbei Third Wind Power ”) is located in Gansu Province. Part of this plant commenced operation in December 2014, with an installed capacity of 200 MW in operating, consisting of 100 wind power turbines of 2 MW each. We hold 100% equity interest in Anbei Third Wind Power.

Construction Projects in Gansu Province

Anbei Third Wind Power Plant . Anbei Wind Power Project was approved by China’s National Development and Reform Commission in September 2012. We hold 100% equity interest in the Anbei Wind Power Project. The plant is planned to have an installed capacity of 400 MW, consisting of 200 wind power turbines of 2MW each, among which, 100 wind power turbines have commenced operation in December 2014.

48 MW Project of Beiyi Wind Power Plant.  In September 2011, the Beiyi Wind Power Plant in Yumen Bridge Bay was approved by China’s Nantional Development and Reform Commission. We hold 100% equity interest in the plant. The plant is planned to have an installed capacity of 48 MW, consisting of 16 wind power turbines of 3MW.

Power Plant in Beijing Municipality

Beijing Co-generation

Huaneng Beijing Co-generation Power Plant (“Beijing Co-generation”) is located in Beijing Municipality. Beijing Co-generation has an installed capacity of 845 MW and consists of two 165 MW generating units, two 220 MW generating units and one 75 MW generating units which commenced operation in January 1998, December 1998, June 1999 and April 2004, respectively. We hold 41% equity interest in Beijing Cogeneration and believe we exercise effective control over Beijing Co-generation.

The coal supply for Beijing Co-generation is mainly obtained from Inner Mongolia Autonomous Region. Beijing Co-generation typically stores 165,000 tons of coal on site. In 2014, Beijing Co-generation obtained 89.5% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Beijing Co-generation in 2014 was RMB501.97 (2013: RMB551.32) per ton.

Beijing Co-generation sells its electricity to North China Electric Power Company.

Beijing Co-generation CCGT

Beijing Co-generation CCGT consists of one set of “two on one” F-grade gas and steam combined cycle generating units with a power generation capacity of 923.4 MW, heat supply capacity of 650 MW and heat supply area of approximately 13,000,000 square metres. High-standard denitrification, noise reduction, water treatment and other environmental protection facilities were constructed concurrently. In December 2011, Beijing Co-generation CCGT completed its trial run. Beijing Co-generation CCGT sells its electricity to North China Electric Company.

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

Power Plant in Tianjin Municipality

Yangliuqing Co-generation

Tianjin Huaneng Yangliuqing Co-generation Power Plant (“Yangliuqing Co-generation”) is located in Tianjin Municipality. Yangliuqing Co-generation has an installed capacity of 1,200 MW and consists of four 300 MW coal-fired co-generation units which commenced operation in December 1998, September 1999, December 2006 and May 2007, respectively. We hold 55% equity interest in Yangliuqing Co-generation.

The coal supply for Yangliuqing Co-generationis mainly obtained from Shanxi Province and Inner Mongolia Autonomous Region. Yangliuqing Co-generation typically stores 300,000 tons of coal on site. In 2014, Yangliuqing Co-generation obtained 88.0% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Yangliuqing Co-generation in 2014 was RMB458,42 (2013: RMB502.55) per ton.

Yangliuqing Co-generation sells its electricity to North China Electric Company.

Lingang Co-generation CCGT

Lingang Co-generation CCGT is located in Tianjin Municipality. The first set of generating units of Lingang Co-generation CCGT commenced operation in December 2014, with an installed capacity of 463 KW. We hold 100% equity interest in the Lingang Co-generation CCGT. The gas supply for Lingang Co-generation CCGT is transported through the pipeline of “Shannxi-Gansu-Ningxia Transport Project.”

Lingang Co-generation CCGT sells its electricity to North China Electric Company.

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

The coal supply for Yushe Power Plant is obtained from several coal producers located mostly in Shanxi Province. Yushe Power Plant typically stores 500,000 tons of coal on site. In 2014, Yushe Power Plant obtained approximately 31.7% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Yushe Power Plant in 2014 was RMB 273.51 (2013: RMB328.53) per ton.

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

Zuoquan Power Plant typically stores 200,000 tons of coal on site. In 2014, Zuoquan Power Plant obtained approximately 11.3% of its total consumption of coal from annual contracts and the remainders from the open market. The average coal purchase price for Zuoquan Power Plant in 2014 was RMB341.60 (2013: RMB396.58) per ton.

Zuoquan Power Plant sells its electricity to Shanxi Electric Power Company.

Construction Project in Shanxi Province

Taiyuan Dongshan 2×F Class Co-generation Power Project. The Taiyuan Dongshan 2×F Class Co-generation Power Project was approved by the Development and Reform Commission of Shanxi Province in May 2014. We hold 100% equity interest in the project. The project is planned to have an installed capacity of 859 KW, consisting of one 2×F Class gas-steam combined cycle co-generating unit.

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

Dezhou Power Plant is approximately 200 km from Taiyuan, Shanxi Province, the source of the plant’s coal supply. The plant is located on the Taiyuan-Shijiazhuang-Dezhou rail line, giving it access to transportation facilities for coal. Dezhou Power Plant typically stores 400,000 tons of coal on site. In 2014, Dezhou Power Plant obtained approximately 73.2% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Dezhou Power Plant in 2014 was RMB497.30 (2013: RMB555.47) per ton. The plant is connected to the main trunk rail line at Dezhou by a dedicated 3.5 km spur line owned by us.

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

In 2014, Jining Power Plant obtained approximately 33.4% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Jining Power Plant in 2014 was RMB482.55 (2013: RMB533.71) per ton.

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

The coal supply for Xindian Power Plant is obtained from several coal producers located mostly in Shanxi Province. Xindian Power Plant typically stores 250,000 tons of coal on site. In 2014, Xindian Power Plant obtained 45.6% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Xindian Power Plant in 2014 was RMB491.23 (2013: RMB542.98) per ton.

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

Weihai Power Plant Phase I consists of two 125 MW generating units (Units I and II), and Phase II consists of two 320 MW generating units (Units III and IV). Unit I began commercial operation in May 1994 and was shut down in December 2008, and Unit

II began commercial operation in January 1995 and was shut down in November 2008. Unit III and Unit IV commenced operation in March and November 1998, respectively. Each of the Units III and IV was upgraded from 300 MW to 320 MW in January 2009. Weihai Power Plant Phase III consists of two 680 MW generating units which commenced operations in December 2012. The coal supply for Weihai Power Plant is obtained from Shanxi Province and Inner Mongolia. Weihai Power Plant typically stores 160,000 tons of coal on site. In 2014, Weihai Power Plant obtained approximately 19.0% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Weihai Power Plant in 2014 was RMB496.83 (2013: RMB535.57) per ton.

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

We hold 100% equity interest in Phase II of Rizhao Power Plant, which commenced operation in December 2008 and consists of two 680 MW supercritical coal-fired generating units. The coal supply for Phase II of Rizhao Power Plant is obtained from Shanxi Province. Phase II of Rizhao Power Plant typically stores 200,000 tons of coal on site. In 2014, Phase II of Rizhao Power Plant obtained 3.43% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Phase II of Rizhao Power Plant in 2014 was RMB538.31 (2013: RMB570.52) per ton.

Rizhao Power Plant sells its electricity to Shandong Electric Power Company.

Zhanhua Co-generation

Shandong Zhanhua Co-generation Limited Company (“Zhanhua Co-generation”) is located in Zhanhua City of Shandong Province. Zhanhua Co-generation currently has an aggregate installed capacity of 330 MW, consisting of two generating units which commenced operations in July 2005. We hold 100% equity interest in Zhanhua Co-generation.

The coal supply for Zhanhua Co-generation is mainly obtained from Inner Mongolia Autonomous Region. Zhanhua Co-generation typically stores 90,000 tons of coal on site. In 2014, Zhanhua Co-generation obtained 58.0% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Zhanhua Co-generation in 2014 was RMB434.15 (2013: RMB490.48 ) per ton.

Zhanhua Co-generation sells its electricity to Shandong Electric Power Company.

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

The coal supply for Qinbei Power Plant is obtained from Shanxi Province. Qinbei Power Plant typically stores 270,000 tons of coal on site. In 2014, Qinbei Power Plant obtained 79.9% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Qinbei Power Plant in 2014 was RMB495.59 (2013: RMB562.58) per ton.

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

Power Plants and Projects in Jiangsu Province

Nantong Power Plant

Huaneng Nantong Power Plant (“Nantong Power Plant”) is located in Nantong City. Nantong Power Plant, including Phase I, Phase II and Phase III, has an installed capacity of 2,454 MW and consists of two 352 MW, two 350 MW and one 1,050 MW coal-fired generating units  which commenced operations in 1989, 1990 1999 and 2014. We hold 100% equity interest in Phase I and Phase II of Nantong Power Plant and 35% equity interest in Phase III of Nantong Power Plant.

The coal supply for Nantong Power Plant is obtained from several coal producers located mostly in Northern Shanxi Province. The coal is transported by rail from the mines to Qinhuangdao port and then shipped to the Nantong Power Plant. Nantong Power Plant typically stores 300,000 tons of coal on site.

In 2014, Nantong Power Plant obtained 60.7% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Nantong Power Plant in 2014 was RMB506.88 (2013: RMB545.84) per ton.

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

In 2014, Nanjing Power Plant obtained approximately 50.8% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Nanjing Power Plant in 2014 was RMB555.62 (2013: RMB614.05) per ton.

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

The coal supply for Taicang Power Plant is primarily from Shenhua in Inner Mongolia and Datong in Shanxi Province. Taicang Power Plant typically stores 350,000 tons of coal on site. In 2014, Taicang Power Plant obtained approximately 25.8% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Taicang Power Plant in 2014 was RMB491.01 (2013: RMB505.13) per ton.

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

The coal supply for the Huaiyin Power Plant is primarily from Anhui Province, Henan Province and Shanxi Province. Huaiyin Power Plant typically stores 180,000 tons of coal on site. In 2014, Huaiyin Power Plant obtained approximately 53.4% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Huaiyin Power Plant in 2014 was RMB556.52 (2013: RMB590.54) per ton.

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

Jinling Power Plant (Coal-fired) consists of two 1,030 MW domestic ultra-supercritical coal-fired generating units, which commenced operation in December 2009 and August 2012, respectively. We hold 60% equity interest in Phase I and Phase II of Jinling Power Plant (Coal-fired). The coal supply for Jinling Power Plant (Coal-fired) is primarily from Shanxi Province and Inner Mongolia Autonomous Region. Jinling Power Plant (Coal-fired) typically stores 300,000 tons of coal on site. In 2014, Jinling Power Plant (Coal-fired) obtained approximately 29.7% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Jinling Power Plant (Coal-fired) in 2014 was RMB532.62 (2013: RMB571.87) per ton.

Jinling Power Plant sells its electricity to Jiangsu Electric Power Company.

Qidong Wind Power

Huaneng Qidong Wind Power Plant (“Qidong Wind Power”) is located in Nantong City, Jiangsu. Qidong Wind Power Phase I has an installed capacity of 91.5 MW and commenced operation in March 2009. The first stage and second stage of the Phase II Project of Qidong Wind Power with a total generation capacity of 50 MW and 44 MW respectively commenced operation in January 2011 and June 2012, respectively. We hold 65% equity interest in Qidong Wind Power.

Qidong Wind Power Plant sells its electricity to Jiangsu Electric Power Company.

Jinling CCGT Co-generation

Jinling CCGT Co-generation is located in Nanjing, Jiangsu. The plant comprises of two 191 MW class (E grade) combined cycle gas turbine cogeneration units and the corresponding support facilities. The two units commenced operation in April 2013 and May 2013, respectively. We hold 51% equity interest in Jinling CCGT Co-generation. The gas supply for this plant is transported through the pipeline of “West-East Gas Transport Project”.

Jinling CCGT Co-generation sells its electricity to Jiangsu Electric Power Company.

Rudong Wind Power

Rudong Wind Power Plant (“Rudong Wind Power”) is located in Rudong, Jiangsu. Phase I of the plant has a total installed generation capacity of 48MW. It commenced operations in November 2013. We hold 65% equity interest in Rudong Wind Power .

Rudong Wind Power sells its electricity to Jiangsu Electric Power Company.

Suzhou Co-generation

Huaneng Suzhou Co-generation Power Plant (“Suzhou Co-generation”) is located in Suzhou City in Jiangsu Province. Suzhou Co¬generation has an installed capacity of 120 MW and consists of two 60 MW coal-fired generating units which commenced operation in 2006. We hold 53.45% equity interest in Suzhou Co-generation. We acquired the power plant in October, 2014 from Huaneng Group.

Suzhou Co-generation sells its electricity to Jiangsu Electric Power Company.

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

Construction Project in Jiangsu Province

Suzhou Gasfired Co-generation Project. In October 2012, Huaneng Suzhou gas-fired Co-generation Project was approval from the Jiangsu Province Development and Reform Commission. We hold 100% equity interest in this project. The Project is planned to consist of two sets of 255MW class (E-class) combined cycle gas turbine cogeneration units.

Nanjing Chemical Industry Park Co-generation Power Project. In October 2013, Nanjing Chemical Industry Park Co-generation Power Project was approved by the Development and Reform Commission of Jiangsu Province. We hold 80% equity interest in the project. The project is planned to have an installed capacity of 100 MW, consisting of three high temperature and pressure coal-fired boiler of 480t/h and two extraction back-pressure turbines of 50 MW.

Tongshan Wind Power Project. Tongshan Wind Power Project was approved by the Development and Reform Commission of Jiangsu Province in November 2014. We hold 70% equity interest in the project. Tongshan Wind Power Project is planned to have an installed capacity of 49.5 MW, consisting of 24 wind power turbines of 2 MW and one wind power turbines of 1.5 MW.

Luhe Wind Power Phase I Project. Luhe Wind Power Phase I Project was approved by the Development and Reform Commission of Jiangsu Province in December 2013. We hold 100% equity interest in the project. The Project is planned to have an installed capacity of 49.5 MW, consisting of 24 wind power turbines of 2 MW and one wind power turbines of 1.5 MW.

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

The coal supply for Shidongkou I is primarily from Shanxi Province, Anhui Province and Henan Province. Shidongkou I Power Plant typically stores 150,000 tons of coal on site. In 2014, Shidongkou I obtained 12.7% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Shidongkou I in 2014 was RMB417.05 (2013: RMB455.53) per ton.

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

In 2014, Shidongkou II obtained 19.3% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Shidongkou II in 2014 was RMB484.76 (2013: RMB475.21) per ton.

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

The coal supply for Luohuang Power Plant is obtained from Chongqing Municipality. Luohuang Power Plant typically stores 450,000 tons of coal on site. In 2014, Luohuang Power Plant obtained 72.1% of its coal supplies from annual contracts and the remainder from the open market. The average coal purchase price for Luohuang Power Plant in 2014 was RMB527.64 (2013: RMB537.73) per ton.

Luohuang Power Plant sells its electricity to Chongqing Municipal Electric Power Company.

Liangjiang CCGT

Liangjiang CCGT is located in Chongqing Municipality. Two generating units of this plant commenced operation in October and December 2014, respectively, with an installed capacity of 934 MW. We hold 100% equity interest in Liangjiang CCGT. The gas supply for Liangjiang CCGT is transported though pipeline of “West-East Gas Transport Project.”

Liangjing CCGT sells its electricity to Chongqing Municipal Electric Power Company.

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

The coal supply for Yuhuan Power Plant is primarily obtained from Shanxi Province and Inner Mongolia Autonomous Region. Yuhuan Power Plant typically stores 500,000 tons of coal on site. In 2014, Yuhuan Power Plant obtained 46.1% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Yuhuan Power Plant in 2014 was RMB557.96 (2013: RMB615.59) per ton.

Yuhuan Power Plant sells its electricity to Zhejiang Electric Power Company.

Changxing “Replacing Small Units with Large Ones” Project

Changxing Power Plant “Replacing Small Units with Large Ones” Project is located in Changxing County of Zhejiang Province. Changxing “Replacing Small Units with Large Ones” Project commenced operation in December 2014, with an installed capacity of 1,320 MW. This is the first project of ultra-supercritical coal-fired generating units of the Company. We hold 100% equity interest in the project.

Tongxiang CCGT

Tongxiang CCGT is located in Tongxiang City of  Zhejiang Province. The plant commenced operation in September 2014 with an installed capacity of 458.4 MW. We hold 95% equity interest in the Tongxiang CCGT. The gas supply for Tongxiang CCGT is transported though pipeline of “West-East Gas Transport Project.”

Tongxiang CCGT sells its electricity to Zhejiang Electric Power Company.

Si’an Photovoltaic

Si’an 10MW Distributed Photovoltaic Power Project (“Si’an Photovoltaic”) is located in Changxing County of Zhejiang Province. Part of the project commenced operation in December 2014, with an installed capacity of 5 MW. We hold 100% equity interest in Si’an Photovoltaic.

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

The coal supply for Yueyang Power Plant is obtained from Datong in Shanxi Province. Yueyang Power Plant typically stores 500,000 tons of coal on site. In 2014, Yueyang Power Plant obtained 22.5% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Yueyang Power Plant in 2014 was RMB554.65 (2013: RMB604.30) per ton.

Yueyang Power Plant sells its electricity to Hunan Electric Power Company.

Xiangqi Hydropower

Huaneng Yongzhou Xiangqi Hydropower Station (“Xiangqi Hydropower”) is located in Xiangqi County of Hunan Province. Xiangqi Hydropower consists of four 20 MW hydraulic generating units with a total installed capacity of 80 MW. In December 2011, Unit I of Xiangqi Hydropower with an installed capacity of 20 MW passed a trial run. Unit I and Unit II of Yongzhou Xiangqi Hydropower with an installed capacity of 20 MW each commenced operation in December 2011 and May 2012, respectively. Unit III and Unit IV of Xiangqi Hydropower with an installed capacity of 20 MW commenced operation in May and August 2012, respectively. We hold 100% equity interest in Xiangqi Hydropower.

Xiangqi Hydropower sells its electricity to Hunan Electric Power Company.

Subaoding Wind Power

Subaoding Wind Power is located between Hongjiang City and Dongkou County in Hunan. Part of the Subaoding Wind Power commenced operation in December 2014, with an installed capacity of 80MW, consisting of 40 wind power turbines of 2 MW. We hold 100% equity interest in the Subaoding Wind Power.

Construction Projects in Hunan Province

Subaoding Wind Power Plant. Subaoding Wind Power Plant was approved by the Development and Reform Commission of Hunan Province in June 2013. We hold 100% equity interest in the project. The project is planned to have an installed capacity of 150MW, consisting of 75 wind power turbines of 2 MW, among which, 40 wind power turbines have commenced operation with an installed capacity of 80 MW.

Guidong Hankou Wind Power Plant. Guidong Hankou Wind Power Plant Project was approved by the Development and Reform Commission of Hunan Province. We hold 100% equity interest in the project. The project is planned to have an installed capacity of 48 MW, consisting of 24 wind power turbines of 2 MW.

Guidong Huangni Lake Wind Power Plant. Guidong Huangni Lake Wind Power Plant was approved by the Development and Reform Bureau of Guidong County of Hunan Province. We hold 100% equity interest in the project. The project is planned to have an installed capacity of 36 MW, consisting of 18 wind power turbines of 2 MW.

Power Plant in Hubei Province

Enshi Maweigou Hydropower

Hubei Enshi Maweigou Hydropower Station (“Enshi Maweigou Hydropower”) is located in Enshi City of Hubei Province. We entered into an equity transfer agreement to acquire Enshi Maweigou Hydropower on September 30, 2011. Enshi Maweigou Hydropower is planned to consist of eleven 5 MW hydraulic generating units with a total installed capacity of 55 MW. In December 2011, an installed capacity of 15 MW of Enshi Maweigou Hydropower commenced operation. We hold 100% equity interest in Enshi Maweigou Hydropower.

Enshi Maweigou Hydropower sells its electricity to Hubei Electric Power Company.

Wuhan Power Plant

Huaneng Wuhan Power Plant (“ Wuhan Power Plant”) is located in Wuhan City in Hubei Province. Wuhan Power Plant has an installed capacity of 2,460 MW and consists of two 300 MW coal-fired generating units which commenced operation in 1993 and 1994, two 330 MW coal-fired generating units which commenced operation in 1997, and two 600 MW coal-fired generating units which commenced operation in 2006. We hold 75% equity interest in Wuhan Power Plant. We acquired the power plant in October, 2014 from Huaneng Group.

Wuhan Power Plant sells its electricity to Hubei Electric Power Company.

Dalongtan Hydropower

Huaneng Dalongtan Hydropower Station (“ Dalongtan Hydropower”) is located in Enshi City of Hubei Province. Dalongtan Hydropower has an installed capacity of 37.6 MW. We hold 97% equity interest in Dalongtan Hydropower. We acquired the power plant in October, 2014 from Huaneng Group.

Dalongtan Hydropower sells its electricity to Hubei Electric Power Company.

Jingmen Co-generation

Huaneng Jingmen Co-generation Power Plant (“ Jingmen Co-generation”) is located in Jingmen City in Hubei Province. Jingmen Co-generation has an installed capacity of 700 MW and consists of two 350 MW coal-fired generating units which commenced operation in 2014. We hold 100% equity interest in Jingmen Co-generation. We acquired the power plant in October, 2014 from HIPDC.

Jingmen Co-generation sells its electricity to Hubei Electric Power Company.

Yingcheng Co-generation

Huaneng Yingcheng Co-generation Power Plant (“ Yingcheng Co-generation”) is located in Yingcheng City in Hubei Province. Yingcheng Co-generation has an installed capacity of 350 MW which commenced operation in 2015. We hold 100% equity interest in Yingcheng Co-generation. We acquired the power plant in October, 2014 from HIPDC.

Yingcheng Co-generation sells its electricity to Hubei Electric Power Company.

Construction Projects in Hubei Province

Enshi Qinglong Hydropower Project. We entered into an equity transfer agreement in September 2011 to purchase the Enshi Qinglong Hydropower Project. We hold 100% equity interest in the project. The project is planned to have an installed capacity of 40 MW, consisting of two hydropower generator of 20 MW.

Suixian Jieshan Wind Power Plant (“Jieshan Phase I”). Suixian Jieshan Wind Power Plant was approved by the Development and Reform Commission of Hubei Province in December 2013. We hold 100%  equity interest in the project. The project is planned to have an installed capacity of 48 MW, consisting of 24 wind power turbines of 2 MW.

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

The coal supply for Jinggangshan Power Plant is obtained from Henan Province, Anhui Province and Jiangxi Province. Jinggangshan Power Plant typically stores 255,000 tons of coal on site. In 2014, Jinggangshan Power Plant obtained 56.3% of its total coal consumption from annual contracts and the remainder from the open market. The average coal purchase price for Jinggangshan Power Plant in 2014 was RMB631.58 (2013: RMB669.05) per ton.

Jinggangshan Power Plant sells its electricity to Jiangxi Electric Power Company.

Jianggongling Wind Power

Jianggongling Wind Power Plant (“Jiangongling Wind Power”) is located in Jiujiang Municipality of Jiangxi Province. Jianggongling Wind Power commenced operation in December 2014, with an installed capacity of 48 MW, consisting of 24 wind power turbine of 2 MW. We hold 100% equity interest in the Jianggongling Wind Power.

Ruijin Power Plant

Huaneng Ruijin Power Plant (“ Ruijin Power Plant”) is located in Ruijin City in Jiangxi Province. Ruijin Power Plant has an installed capacity of 700 MW and consists of two 350 MW coal-fired generating units which commenced operation in 2008. We hold 100% equity interest in Ruijin Power Plant. We acquired the power plant in October, 2014 from HIPDC.

Ruijin Power Plant sells its electricity to Jiangxi Electric Power Company.

Construction Project in Jiangxi Province

Anyuan Power Plant in Pingxiang City, Jiangxi Province. We acquired 100% equity interest of the power plant in October, 2014 from HIPDC. The Power plant is planned to have an installed capacity of 1200 MW, consisting of two 600 MW coal-fired generating units.

Power Plant in Anhui Province

Chaohu Power Plant

Huaneng Chaohu Power Plant (“ Chaohu Power Plant”) is located in Chaohu City in Anhui Province. Chaohu Power Plant has an installed capacity of 1200 MW and consists of two 600 MW coal-fired generating units which commenced operation in 2008. We hold 100% equity interest in Chaohu Power Plant. We acquired the power plant in October, 2014 from HIPDC.

Chaohu Power Plant sells its electricity to Anhui Electric Power Company.

Hualiangting Hydropower

Huaneng Hualiangting Hydropower Plant (“ Hualiangting Hydropower”) is located in Anqing City in Anhui Province. Hualiangting Hydropower has an installed capacity of 40 MW which commenced operation in 1981 and 1987. We hold 100% equity interest in Hualiangting Hydropower. We acquired the power plant in October, 2014 from Huaneng Group.

Hualiangting Hydropower sells its electricity to Anhui Electric Power Company.

Construction Project in Anhui Province

Shijing Wind Power Plant in Huaining County. The project of Shijing Wind Power Plant in Huaining County was approved by the Development and Reform Commission of Anhui Province. We hold 100% equity interest of the project. The project is planned to have an installed capacity of 50 MW, consisting of 25 wind power turbines of 2 MW.

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

In 2014, the Fuzhou Power Plant obtained 22.9% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Fuzhou Power Plant in 2014 was RMB529.91 (2013: RMB586.87 ) per ton.

Fuzhou Power Plant sells its electricity to Fujian Electricity Power Company.

Construction Project in Fujian Province

Jiangjunmao Operating Zone Phase I Project in the Port of Fuzhou Luoyuan Bay Area.  Jiangjunmao Operating Zone Phase I Project in the Port of Fuzhou Luoyuan Bay Area was approved by the NDRC. We entered into an asset transfer agreement in December 2009 to purchase the Jiangjunmao Operating Zone Phase I Project in the Port of  Fuzhou Luoyuan Bay Area. We hold 100% equity interest in the project.  The project is planned to build a dock with a loading capacity of  0.15 million tons and  annual throughput of 10 million tons.

The Project of Bili Operating Zone Number Six Ship Berth in the Port of Fuzhou Luoyuan Bay Area. The Project of Bili Operating Zone Number Six Ship Berth in the Port of Fuzhou Luoyuan Bay Area was approved by the Development and Reform Commission of Fujian Province in July 2010. We entered into an asset transfer agreement in December 2009 to purchase the Project of Bili Operating Zoon Number Six Ship Berth in the Port of  Fuzhou Luoyuan Bay Area. We hold 100% equity interest in the project. The project is planned to build a ship berth with a loading capacity of 0.05 million tons and annual throughput of 2.3 million tons.Power Plants in Guangdong Province

Power Plants in Guangdong Province

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

In 2014, the Shantou Power Plant obtained 26.8% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Shantou Power Plant in 2014 was RMB516.82 (2013: RMB579.67) per ton.

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

The coal supply for Haimen Power Plant is mainly imported from Indonesia. Haimen Power Plant typically stores 400,000 tons of coal on site. In 2014, Haimen Power Plant obtained 40.4% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Haimen Power Plant in 2014 was RMB530.99 (2013: RMB558.60) per ton.

Haimen Power Plant sells its electricity to Guangdong Electric Power Company.

Construction Project in Guangdong Province

Shantou Port Haimen Terminal Zone Huaneng Coal Transit Base Project. Shantou Port Haimen Terminal Zone Huaneng Coal Transit Base Project (“Haimen Terminal Project”) was approved by the NDRC in February 2012. Currently, we hold 100% equity interest in this project. Haimen Terminal Project is planned to transform and newly construct a 70,000 DWT coal unloading berth, a 50,000 DWT coal loading berth and a 3,000 DWT multi-purpose berth, with a planned annual throughput capacity of 22.7 million tons, including ship unloading capacity of 21.5 million tons and ship loading capacity of 1.2 million tons.

Power Plants in Yunnan Province

Diandong Energy

Yunnan Diandong Energy Limited Company (“Diandong Energy”) is located in Qujing City, Yunnan Province. Diandong Energy has an installed capacity of 2,400 MW and consists of four 600 MW generating units which commenced operation in February 2006, July 2006, November 2006 and May 2007, respectively. We hold 100% equity interest in Diandong Energy.

The coal supply for Diandong Energy is mainly obtained from Yunnan and Guizhou Provinces. Diandong Energy typically stores 1,200,000 tons of coal on site. In 2014, Diandong Energy obtained 18.8% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Diandong Energy in 2014 was RMB468.62 (2013: RMB469.18) per ton.

Diandong Energy sells its electricity to Yunnan Electric Power Company.

Yuwang Energy

Yunnan Diandong Yuwang Energy Limited Company (“Yuwang Energy”) is located in Qujing City, Yunnan Province. Yuwang Energy has an installed capacity of 1,200 MW and consists of two 600 MW generating units which commenced operation in July 2009 and February 2010, respectively. We hold 100% equity interest in Yuwang Energy.

The coal supply for Yuwang Energy is mainly obtained from Yunnan and Guizhou Provinces. Yuwang Energy typically stores 600,000 tons of coal on site. In 2014, Yuwang Energy obtained 56.8% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price of coal for Yuwang Energy in 2014 was RMB454.56 (2013: RMB456.19) per ton.

Yuwang Energy sells its electricity to Yunnan Electric Power Company.

Wenbishan Wind Power

Wenbishan Wind Power Plant (“Wenbishan Wind Power”) is located in the Fuyuan County of Qujing Municipality of Yunnan Province. Wenbishan Wind Power commenced operation in November 2014, with an installed capacity of 40 MW, consisting of 20 wind power turbines of 2 MW each. We hold 100% equity interest in the Wenbishan Wind Power.

Construction Project in Yunnan Province

Yunnan Chuxiong Gas Co-generation Project. Huaneng Yunnan Chuxiong Gas Co-generation Project (“Yunnan Chuxiong Project”), which is wholly owned by us, was approved by the Development and Reform Commission of the Yunnan Province in February 2012. We hold 100% equity interest in this project. Yunnan Chuxiong Project is planned to build two 300 MW class combined cycle gas turbine cogeneration units.

Diandong Mine Project. Diandong Mine Project consists of Bailongshan Coal Mine and Yuwang Coal Mine with an area of approximately 131.4 square kilometers. It has a recoverable reserve of approximately 1.788 billion tons. Diandong Mine Project is planned to commence operation gradually from 2014 to 2018, with an aggregate planned production capacity of approximately 6.0 million tons per year.

Power Plants in Hainan Province

Haikou Power Plant

Huaneng Haikou Power Plant (“ Haikou Power Plant”) is located in Haikou City in HainanProvince. Haikou Power Plant has an installed capacity of 936 MW and consists of two 138 MW coal-fired generating units which commenced operation in 1999, 2000, and two 330 MW coal-fired generating units which commenced operation in 2006. We hold 91.8% equity interest in Haikou Power Plant. We acquired the power plant in October, 2014 from Huaneng Group.

Haikou Power Plant sells its electricity to Hainan Electric Power Company.

Dongfang Power Plant

Huaneng Dongfang Power Plant (“ Dongfang Power Plant”) is located in Dongfang City in Hainan Province. Dongfang Power Plant has an installed capacity of 1400 MW and consists of four 350 MW coal-fired generating units which commenced operation in 2009, 2012. We hold 91.8% equity interest in Dongfang Power Plant. We acquired the power plant in October, 2014 from Huaneng Group.

Dongfang Power Plant sells its electricity to Hainan Electric Power Company.

Nanshan Co-generation

Huaneng Nanshan Co-generation Power Plant (“ Nanshan Co-generation”) is located in Sanya City in Hainan Province. Nanshan Co-generation has an installed capacity of 132 MW which commenced operation in 2003. We hold 91.8% equity interest in Nanshan Co-generation. We acquired the power plant in October, 2014 from Huaneng Group.

Nanshan Co-generation sells its electricity to Hainan Electric Power Company.

Gezhen Hydropower Plant

Huaneng Gezhen Hydropower Plant (“ Gezhen Hydropower Plant”) is located in Dongfang City in Hainan Province. Gezhen Hydropower Plant has an installed capacity of 82 MW which commenced operation in 2009. We hold 91.8% equity interest in Gezhen Hydropower Plant. We acquired the power plant in October, 2014 from Huaneng Group.

Gezhen Hydropower Plant sells its electricity to Hainan Electric Power Company.

Wenchang Wind Power

Huaneng Wenchang Wind Power Plant (“ Wenchang Wind Power”) is located in Wenchang City in Hainan Province. Wenchang Wind Power has an installed capacity of 49.5 MW and consists of 33 turbines with each capacity of 1.5 MW which commenced operation in 2008. We hold 91.8% equity interest in Wenchang Wind Power. We acquired the power plant in October, 2014 from Huaneng Group.

Wenchang Wind Power sells its electricity to Hainan Electric Power Company.

Construction Project in Guangxi Province

Distribution Energy Project of Guilin World Tourism City. Distribution Energy Project of Guilin World Tourism City was approved by the Development and Reform Commission of Guangxi Autonomous. We hold 100 % equity interest in the project. The project is planned to have an installed capacity of 237 MW, consisting of four co-generating units of 42 MW, three dual pressure waste-heat boilers, three condensing turbo-generating units of 21 MW and one back-pressure turbo- generating unit of 6 MW.

Power Plant in Singapore

Tuas Power

With a licensed generating capacity of 2,670MW, Tuas Power is one of the three largest power generation companies in Singapore. It currently has an installed operation generating capacity of 2,609MW, comprising of  1,876 MW gas-fired combined cycle generating units, 133 MW of coal-biomass fired steam turbine generating units and 600 MW of oil-fired steam generating unit.

Supply of coal is procured from coal producers in Indonesia via two long-term coal supply contracts with 10 years and 15 years term respectively. Supply of gas is obtained from Pavilion Gas Pte Ltd, Sembcorp Gas Pte Ltd and BG Singapore Gas Marketing Pte Ltd.  Oil supply, if required, is obtained through the spot market.

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

In 2008, with the purpose of improving energy usage efficiency, the government implemented an electricity-optimized dispatch policy in Henan Province, Sichuan Province, Jiangsu Province, Guangdong Province and Guizhou Province on a pilot basis, and plans to roll out to others if the trial operation is successful. In addition, as of December 31, 2014, in all regions in which we operate power plants, the government’s power administrative departments make differential power generation plan policies to improve the planned utilization hours of the environment-protecting and energy-saving units.

Competition and Dispatch in Singapore

The Singapore power market remains concentrated, as the three largest power generation companies account for approximately 80% of total generating capacity. Tuas Power competes in the NEMS using its portfolio of gas-fired, coal-biomass fired and oil-fired generating units. It was able to achieve a market share of approximately 21.80% in the NEMS for 2014. Its major competitors include Senoko Energy (formerly Senoko Power) which is owned by a Japanese/French consortium led by Marubeni Group, YTL PowerSeraya that is owned by YTL Group of Malaysia, SembCorp Cogen and Keppel Merlimau Cogen. A new entrant, PacificLight Power Pte Ltd, entered the market in 2014. Tuas Power’s generating units are relatively new with a track record of steady operation and high reliability. The technical and economic parameters of Tuas Power’s units make Tuas Power one of the leaders in Singapore’s power industry.

In the NEMS, power generation companies compete to generate and sell electricity every half-hour by offering their capacity (specifying price/quantity pairs). The EMC, the operator of Singapore’s wholesale electricity market, determines the least-cost dispatch quantities and the corresponding market-clearing or spot prices based on the offers made by power generation companies. The spot prices in the NEMS reflect the least-cost market solution for the dispatch of energy and provision of operating reserves. In general, this means that each power generation company that submitted an offer below the spot price will be dispatched, and a power generation company that submitted an offer above the spot price will not be dispatched. The spot price that a power generation company receives is a nodal price, which may vary according to their location on the network. Nodal prices would be higher in areas where higher transmission losses are incurred in getting the electricity to the load facilities.

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

In September 2013, the State Council issued the Air Pollution Prevention Action Plan (the “Plan”), setting forth stricter requirements for air pollution prevention and control. Local government departments have released local rules and regulations under the Plan, some of which require higher emission standards than the national ones. Carbon emission trading has been conducted in certain regions on a trial basis and could be gradually introduced to an expanded market in the future. On July 1, 2014, the new pollutants emission standards for thermal power plants and the dust emission standards in key regions will also come into effect.  In September 2014, the NDRC, the Ministry of Environmental Protection and the National Energy Administration jointly issued the 2014-2020 Action Plan for Energy Saving, Emission Reduction and Renovation of Coal-fired Generation Units, imposing more strict requirements for efficient and clean development of coal-fired generating plants.

In order to meet with the requirements of the New Emission Standards, we have installed flue gas desulphurization (“FGD”) facilities and denitrification facilities with all of our newly constructed generating units. We have also carried out sulfur disposal reform on the existing generating units. As of the end of 2012, we have installed and operated desulphurization facilities on all our existing coal-fired generating units.  By the end of 2014, all coal-fired generating units of the Company have been renovated to include denetrification facilities.

In order to reduce fly ash, we use very high-efficiency electrostatic precipitators and conduct efficiency improvement and renovations according to increasingly strict state and local emission standards. Each power plant is also equipped with a wastewater treatment facility to treat water used by the power plant before it is released into the river or the sea. We pay discharge fees on the basis of measurements made at discharge points of each plant where waste is released. All of the disposal equipment and facilities for sulfur dioxide, fly ash, wastewater, nitrogen oxides, smoke dust and noise in our existing power plants completely satisfy the existing national standards.

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

Environmental Regulation in Singapore

Tuas Power’s generation operations are subjected to Singapore’s Environmental Protection and Management Act and Environmental Public Health Act. The former sets out requirements pertaining to control of pollution and management of hazardous substance while the latter focuses mainly on proper waste management.

Tuas Power Station

To address the environmental concerns and regulatory requirements, Tuas Power Station has put in place an environmental management system. All generating units are equipped with pollution control facilities. Stage I steam plant burn low sulfur content fuel oil and employ an electro-precipitator to control sulfur dioxide and particulate emissions. Stage II combined-cycle plants burn natural gas and are fitted with low-nitrogen oxide burners to control nitrogen oxide emissions. Source emission test are  conducted annually and the results are submitted to the Pollution Control Department.

Tuas Power Station has a dedicated wastewater treatment plant to treat its oily wastewater and process wastewater prior to discharge into the sea. The treatment processes are automated to prevent accidental adverse discharge and critical parameters are monitored on a real-time basis. Trade effluent testing is performed annually and the results are shared with the Pollution Control Department.

Land contamination is prevented through well-designed storage and containment procedures. Specific areas for storage of waste and hazardous substances are designated within the power plant.

Waste generated in Tuas Power Station plants is identified and managed accordingly. Waste with residual value, such as waste oil, is resold to licensed collectors for reuse while other waste is disposed through licensed disposal contractors.

Hazardous substances which have potential to cause environmental pollution are controlled within the power plant compound. A-hazardous substance permit, issued by the Pollution Control Department, is required to store the hazardous substances in the premises. Operators who handle these chemicals are competent and the storage concept of these substances is designed to prevent and mitigate the impact of any abnormal release. Regular audits are conducted to ensure these hazardous substances are managed properly and the findings and recommendations for improvements are reported to the Pollution Control Department.

TMUC

TMUC utilises an efficient cogeneration process where about 80% of the useful energy from the plant is used to produce steam for industrial customers and the remaining 20% is converted to electricity for internal use and transmission to the national grid. The overall plant system efficiency is up to 70%.

The TMUC plant is designed to comply with stringent environmental standards set by the local authority. TMUC adopts the circulating fluidized bed boiler technology that enable use of high percentage of carbon neutral biomass (palm kernel shell and woodchips) co-fired with clean coal (low sulphur and low ash) to reduce carbon footprint significantly to the same level as oil-fired plant and lower the sulphur and nitrogen oxides emission. High efficiency bag filters are installed to ensure low particulates emission.

Coal, biomass and ash handling, transfer and storage systems at TMUC are fully enclosed to prevent any fugitive dust during unloading, storage and handling operation. Coal and ash are stored in silo while biomass is stored in enclosed warehouse.

Fly ash and bed ash generated from the CFB boilers are fully recycled and processed for use as value-added construction materials.

Oily wastewater and coal/ash washing wastewater are treated prior to discharge. Online monitoring of oil-in-water and suspended solids (through turbidity meter) are carried out for oily wastewater and coal/ash washing wastewater respectively to prevent accidental discharge.  Chemical/regeneration wastewater is neutralized prior to discharge. Online monitoring of pH is conducted to prevent accidental discharge. Stop-gates are strategically installed at drain to prevent poor quality effluent/water from entering the sea

Insurance

We currently maintain property all-risks insurance and machinery-breakdown insurance for all of our power plants, and construction all-risks insurance or erection all-risks insurance for all of our newly built and expansion projects as well as large-scaled upgrading projects. Our current insurance coverage on our property, plant and equipment (including construction all-risk insurance) is mainly maintained with Yongcheng Property and Casualty Insurance Company, and co-insured by PICC Property and Casualty Company Ltd. and China Pacific Property Insurance Co., Ltd., which amounted to approximately RMB298 billion. In 2014, we renewed the liabilities insurance for our directors and officers with a coverage of US$10 million.

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

Since its incorporation, the Company has continued to expand its operating scale. The Company has been the leader in its industry on competitiveness, resources utilization efficiency and environmental protection. The Company is Asia’s largest listed power producer. Its power generation operations are widely located with coverage in the Northeast China Grid, the Northern China Grid, the Northwest China Grid, the Eastern China Grid, the Central China Grid, the Southern China Grid, and the overseas coverage in Singapore.

Looking back in 2014, with the strong support of its shareholders, the employees of the Company made active and concerted efforts in response to the changes in power, coal and capital markets by expanding overseas markets, improving marketing analysis and enhancing internal management with a focus on key operations, thorough planning and sound controls. These efforts have contributed to growth of the Company in various aspects in 2014. During 2014, the Company maintained its leading position in major technological and economic indexes through safe production and active marketing activities. It also maintained a leading position in utilization hours in most of the area, where the Company’s coal-fired power plants are located. Its fuel management was strengthened, fuel costs were considerably reduced, and financial costs were effectively controlled. Marked improvement was noticeable in the Company’s growth quality because of its active power generation restructuring efforts. The Company has also made new developments in energy saving, ultra-low emission, and technological renovation, diligently fulfilling its social responsibilities as a reliable provider of sufficient and clean energy to the society.

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

Depreciation of property, plant and equipment

Depreciation of property, plant and equipment is provided based on book value of assets less estimated residual value over estimated useful life using a straight-line method. For the impaired property, plant and equipment, depreciation is provided based on book value after deducting the impairment provision over estimated useful life of assets. The estimated useful lives are as follows:

2014
Dam	8 – 50 years
Port facilities	20 – 40 years
Buildings	8 – 30 years
Electric utility plant in service	5 – 30 years
Transportation facilities	8 – 27 years
Others	5 – 14 years

Where parts of an item of property, plant or equipment have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. At the end of each year, the Company and its subsidiaries review the estimated useful life, residual value and the depreciation method of the property, plant and equipment and make adjustment when necessary.

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

An impairment loss in respect of goodwill is not reversed. Except for goodwill, all impaired non-financial assets are subject to review for possible reversal of impairment at each reporting date. A reversal of an impairment loss is limited to the asset’s carrying amount that would have been determined had no impairment loss been recognized in prior year. Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognized.

Newly adopted accounting policies

The following new amendments to standards and one interpretation are adopted for the first time for the financial year beginning January 1, 2014.

•
Amendments to IFRS 10, IFRS 12 and IAS 27, ‘Investment entities’. The amendments provide consolidation relief to those parents which qualify to be an investment entity as defined in the amended IFRS 10. Investment entities are required to measure their subsidiaries at fair value through profit or loss. These amendments do not have an impact on the consolidated financial statements as the Company and its subsidiaries do not qualify to be investment entities.

•
Amendments to IAS 32, ‘Financial instruments: Presentation – Offsetting financial assets and financial liabilities’ clarify the offsetting criteria in IAS 32 . The amendments do not have any material impact on the consolidated financial statements as they are consistent with the policies already adopted by the Company and its subsidiaries.

•
Amendments to IAS 36, ‘Impairment of Assets – Recoverable amount disclosures for non-financial assets’ modify the disclosure requirements for impaired non-financial assets. Among them, the amendments expand the disclosures required for an impaired asset or CGU whose recoverable amount is based on fair value less costs of disposal. The amendments do not have any material impact on the consolidated financial statements.

•
Amendments to IAS 39, ‘Financial Instruments: Recognition and Measurement - Novation of derivatives and continuation of hedge accounting’ provide relief from discontinuing hedge accounting when novation of a derivative designated as a hedging instrument meets certain criteria. The amendments do not have any material impact on the consolidated financial statements as the Company and its subsidiaries have not novated any of its derivatives.

•
IFRIC 21 ‘Levies’ provides guidance on when a liability to pay a levy imposed by a government should be recognized. The amendments do not have any material impact on the consolidated financial statements as the guidance is consistent with the Company and its subsidiaries’ existing accounting policies.

New accounting pronouncements

For a detailed discussion of new accounting pronouncements, see Note 2(ac) to the Financial Statements.

B.	Operating results

Our financial statements are prepared under IFRS as issued by IASB. The following management’s discussion and analysis is based on the financial information prepared under IFRS.

Year ended December 31, 2014 compared with year ended December 31, 2013

	For the Year Ended December 31,
	2014	2013	Increased/ (Decreased)
	RMB’000	RMB’000	%
Operating revenue	125,406,855	133,832,875	(6)
Tax and levies on operations	(932,485)	(1,043,855)	(11)
Operating expenses
Fuel	(64,762,908)	(73,807,817)	(12)
Maintenance	(3,729,912)	(3,856,975)	(3)
Depreciation	(11,646,683)	(11,293,522)	3
Labor	(6,259,588)	(5,762,884)	9
Service fees on transmission and transformer facilities of HIPDC	(140,771)	(140,771)	0
Purchase of electricity	(5,055,076)	(4,955,603)	2
Others	(7,604,790)	(8,860,409)	(14)
Total operating expenses	(99,199,728)	(108,677,981)	(9)

Profit from operations	25,274,642	24,111,039	5

Interest income	159,550	170,723	(7)
Financial expenses, net
Interest expense	(7,814,114)	(7,787,472)	0
Exchange (loss) / gain and bank charges , net	(9,492)	94,109	(110)
Total financial expenses, net	(7,823,606)	(7,693,363)	2
Share of profits less losses of associates and joint ventures	1,315,876	615,083	114
Gain / (loss) on fair value changes of financial assets / liabilities	42,538	(5,701)	846
Other investment income	80,580	224,908	(64)
Profit before income tax expense	19,049,580	17,422,689	9
Income tax expense	(5,487,208)	(4,522,671)	21
Net Profit	13,562,372	12,900,018	5
Attributable to:
-Equity holders of the Company	10,757,317	10,426,024	3
-Non-controlling interests	2,805,055	2,473,994	13
	13,562,372	12,900,018	5

For the year ended December 31, 2014, the Company’s total power generation on a consolidated basis amounted to 304.869 billion kWh, of which, the domestic power generation of the Company amounted to 294.388 billion kWh, representing a decrease of 7.27% year-on-year. Total electricity sold by the Company’s power plants within China was 277.538 billion kWh, representing a decrease of 7.49% over the same period last year.

The main reasons for the decrease in the Company’s power output are as follows: firstly, China’s economic growth slowed in 2014 and power consumption growth nationwide declined correspondingly. Secondly, the commencement of operation of a number of ultra-high voltage west-to-east power transmission lines in China reduced the power market for thermal power generating units in the southeast coastal regions where a high proportion of thermal power generating units owned the Company are located. Thirdly, most of China experienced a sharp decrease of temperature during the summer in 2014 compared with the same period of 2013 and an increase in rainfall, thus resulting in a lower demand for electricity and a significant decline in power output compared with the higher number registered in 2013. Fourthly, the commencement of operation of many hydropower generating units in the southwest region as well as the abundant water supply in the same region contributed to a significant increase in hydro-power generations, which has reduced the market for thermal power generating units in Yunnan Province as well as Shanghai, Zhejiang, Jiangsu and Guangdong. Meanwhile, power output from thermal power generating units in Liaoning and Fujian were affected by the commencement of operation of large nuclear generating units in these two provinces.

The power generation of the Company’s domestic power plants for the year ended December 31, 2014 is listed below (in billion kWh):
Domestic Power Plant	Power generation in 2014	Power generation in 2013	Change
Liaoning Province
Dalian	6.423	6.132	4.74%
Dandong	3.197	3.115	2.64%
Yingkou	7.980	7.321	9.00%
Yingkou Co-generation	3.043	3.329	(8.58)%
Wafangdian Wind Power	0.099	0.111	(11.21)%
Suzihe Hydropower	0.040	0.027	48.51%
Changtu Wind Power	0.127	0.093	37.04%
Inner Mongolia Autonomous Region
Huade Wind Power	0.217	0.226	(4.14)%
Hebei Province
Shang’an	12.836	13.633	(5.85)%
Kangbao Wind Power	0.085	0.080	6.39%
Gansu Province
Pingliang	9.129	10.144	(10.00)%
Jiuquan Wind Power	0.838	0.887	(5.49)%
Anbei Wind Power Third	0.039	–	–
Beijing Municpality
Beijing Co-generation	4.456	4.686	(4.92)%
Beijing Co-generation CCGT	4.051	3.980	1.79%
Tianjin Municipality
Yangliuqing Co-genertion	6.572	6.851	(4.07)%
Lingang CCGT Co-generation	0.126	–	–
Shanxi Province
Yushe	2.608	2.951	(11.62)%
Zuoquan	5.999	6.682	(10.22)%
Shandong Province
Dezhou	15.348	15.405	(0.37)%
Jining	5.096	5.050	0.91%
Xindian	3.303	3.254	1.49%
Weihai	11.771	11.361	3.61%
Rizhao Phase II	8.236	7.775	5.93%
Zhanhua Co-generation	1.674	1.761	(4.93)%
Henan Province
Qinbei	20.366	21.927	(7.12)%
Jiangsu Province
Nantong	6.752	7.951	(15.08)%
Nanjing	3.154	3.678	(14.24)%
Taicang	11.174	11.445	(2.37)%
Huaiyin	6.486	7.244	(10.47)%
Jinling CCGT	1.895	2.400	(21.03)%
Jinling Coal-fired	11.567	12.811	(9.71)%
Jinling Co-generation	1.358	1.115	21.81%
Rudong Wind Power	0.113	0.012	839.76%
Qidong Wind Power	0.379	0.350	8.33%
Shanghai Municipality
Shidongkou I	5.665	7.875	(28.06)%
Shidongkou II	5.190	6.708	(22.63)%
Shidongkou Power	6.018	7.603	(20.85)%
Shanghai CCGT	2.097	1.974	6.23%
Chongqing Municipality
Luohuang	10.862	14.278	(23.93)%
Liangjiang CCGT	0.246	–	–

Domestic Power Plant	Power generation in 2014	Power generation in 2013	Change
Zhejiang Province
Yuhuan	21.771	24.819	(12.28)%
Changxing	0.488	–	–
Tongxiang CCGT	0.171	–	–
Si’an Photovoltaic	0.000	–	–
Hunan Province
Yueyang	8.553	9.958	(14.10)%
Xiangqi Hydropower	0.310	0.267	16.16%
Subaoding Wind Power	0.020	–	–
Hubei Province
Enshi Maweigou Hydropower	0.042	0.045	(7.41)%
Jiangxi Province
Jinggangshan	9.244	9.702	(4.72)%
Jianggongling Wind Power	0.001	–	–
Fujian Province
Fuzhou	13.925	14.666	(5.05)%
Guangdong Province
Shantou	5.200	5.614	(7.37)%
Haimen	12.270	18.105	(32.20)%
Haimen Power	6.152	–	–
Yunnan Province
Diandong Energy	5.953	7.527	(20.92)%
Yuwang Energy	3.651	4.553	(19.82)%
Wenbishan Wind Power	0.022	–	–
Total	294.388	317.481	(7.27)%

In 2014, the power generated by Singapore operations accounted for 21.8% of the total power generated in Singapore, representing an increase of 1.2 percentage points from 2013.

In respect of the tariff, the Company’s average tariff of domestic power plants for the year ended December 31, 2014 was RMB454.95 per MWh, representing an increase of RMB0.57per MWh from the year ended December 31, 2013. SinoSing Power’s average tariff for 2014 was RMB920.74 per MWh, representing a decrease by 7.42% from the same period last year.

In respect of fuel cost, the decrease of coal price and effective cost controls of the Company contributed to reduced fuel costs of the Company. Compared to last year, the unit fuel cost of power sold of the Company’s domestic power plants decreased by 7.96% to RMB 201.19 per MWh.

Combining the foregoing factors, the operating revenue of the Company and its subsidiaries for the year ended December 31, 2014 remained generally the same as last year at approximately RMB125.407 billion, representing a decrease of 6.30% from RMB 133.833 billion of last year. For the year ended December 31, 2014, the Company and its subsidiaries recorded a net profit attributable to equity holders of the Company of RMB10.757 billion, representing an increase of 3.18% from the profit of RMB 10.426 billion for the year ended December 31, 2013.

For the year ended December 31, 2014, the profit attributable to equity holders of the Company from domestic power plants was RMB 10.629 billion, representing an increase of RMB 0.316 billion compared to RMB10.313 billion for the same period last year. The increase was primarily attributable to the combined effect of the decrease of coal market price and the decrease of power generation.

For the year ended December 31, 2014, the profit attributable to equity holders of the Company from Singapore operations was RMB 0.128 billion, increased by RMB 0.015 billion compared to the same period last year.

Operating revenue

Operating revenue mainly consists of revenue from power sold. For the year ended December 31, 2014, the consolidated operating revenue of the Company and its subsidiaries amounted to RMB125.407 billion, representing a decrease of 6.30% from RMB133.833 billion for the year ended December 31, 2013.  The operating revenue from domestic operations of the Company decreased by RMB8.557 billion over the same period of last year, which is mainly because of reduced power generations. The operation of new generation capabilities contributed RMB1.655 billion to the consolidated revenue of the Company, while the operating revenue generated from existing generating units decreased by RMB10.212 billion.

The operating revenue of Singapore operations increased by RMB0.131 billion for the year ended December 31, 2014 from last year, which is mainly because of increased power output from operation of new generating units and increase of revenue generated from steam sales.

The following table sets forth the average tariff rate of the Company’s power plants, as well as percentage changes from 2013 to 2014.

	Average tariff rate (VAT inclusive) (RMB/MWh)
Power Plant	2014	2013	Change
Liaoning Province
Dalian	394.50	407.89	(3.28)%
Dandong	393.06	401.09	(2.00)%
Yingkou	399.33	406.85	(1.85)%
Yingkou Co-generation	399.21	396.96	0.57%
Wafangdian Wind Power	609.68	632.85	(3.66)%
Suzihe Hydropower	330.00	330.00	0.00%
Changtu Wind Power	602.82	605.30	(0.41)%
Inner Mongolia Autonomous Region
Huade Wind Power	520.00	520.00	0.00%
Hebei Province
Shang’an	429.39	431.15	(0.41)%
Kangbao Wind Power	538.84	534.47	0.82%
Gansu Province
Pingliang	322.72	332.16	(2.84)%
Jiuquan Wind Power	520.60	520.60	0.00%
Anbei Third Wind Power	540.00	—	—
Beijing Municipality
Beijing Co-generation	699.19	500.06	39.82%
Tianjin Municipality
Yangliuqing Co-generation	434.28	438.73	(1.01)%
Lingang Co-generation CCGT	—	—	—
Shanxi Province
Yushe	391.22	393.37	0.55%
Zuoquan	382.01	389.83	(2.01)%
Shandong Province
Dezhou	463.36	464.89	(0.33)%
Jining	446.73	455.46	(1.92)%
Xindian	448.55	453.35	(1.06)%
Weihai	461.18	474.38	(2.78)%
Rizhao Phase II	441.59	446.38	(1.07)%
Zhanhua Co-generation	434.71	446.56	(2.65)%
Henan Province
Qinbei	435.42	437.01	(0.36)%
Jiangsu Province
Nantong	436.00	435.69	0.07%
Nanjing	436.50	436.35	0.03%
Taicang I	419.19	432.81	(3.15)%
Taicang II	395.38	427.58	(7.53)%
Huaiyin	443.04	449.87	(1.52)%
Jinling Coal-fired	408.24	428.38	4.70%
Jinling Combined-Circle	606.21	585.53	3.53%
Jinling Combined-Cycle Cogeneration	690.00	635.42	8.59%
Qidong Wind Power	555.92	541.34	2.69%
Rudong Wind Power	610.00	610.00	0.00%
Shanghai Municipality
Shidongkou I	438.21	453.27	3.32%
Shidongkou II	437.54	442.00	(1.01)%
Shanghai CCGT	551.48	486.74	13.30%
Shidongkou Power	449.92	462.02	(2.62)%
Chongqing Municipality
Luohuang	440.21	448.57	(1.86)%
Liangjiang CCGT	—	—	—
Zhejiang Province
Yuhuan	468.71	484.79	(3.32)%
Changxing	431.03	—	—
Tongxiang Combined-cycle	895.42	—	—
Hunan Province
Yueyang	495.31	505.13	(1.94)%
Xiangqi Hydropower	410.00	390.00	5.13%
Subaoding Wind Power	494.00	—	—
Hubei Province
Enshi Maweigou Hydropower	366.59	356.96	2.70%
Jiangxi Province
Jinggangshan	468.92	482.95	(2.91)%
Jianggongling Wind Power	610.00	—	—
Fujian Province
Fuzhou	441.83	442.81	(0.22)%
Guangdong Province
Shantou Coal-fired	529.99	541.39	(2.11)%
Haimen	503.18	514.30	(2.16)%
Haimen Power	479.55	—	—
Yunnan Province
Diandong Energy	401.59	371.30	8.16%
Yuwang Energy	395.96	377.41	4.91%
Wenbishan Wind Power	610.00	—	—
Domestic total	454.95	454.38	0.13%
Singapore
SinoSing Power	920.74	994.54	(7.42)%

Tax and levies on operations

Tax and levies on operations mainly consists of taxes associated with value-added tax surcharges. According to relevant administrative regulations, these surcharges include City Construction Tax and Education Surcharges calculated at prescribed percentages on the amounts of the value-added tax paid. For the year ended December 31, 2014, the tax and levies on operations amounted to RMB0.932 billion, representing a decrease of RMB0.112 billion from RMB1.044 billion for the same period of last year. This is largely due to reduced surcharges resulting from less value added tax payment by the Company during the same period.

Operating expenses

For the year ended December 31, 2014, the total operating expenses of the Company and its subsidiaries was RMB99.200 billion, representing a decrease of 8.72% from the same period last year.

The operating costs and expenses in domestic power plants of the Company decreased by RMB9.659 billion, or 10.17%, from the same period last year, which was primarily attributable to the reduced market price of coal in the PRC.

The operating expenses of Singapore operations increased by RMB0.181 billion, or 1.32%, for the year ended December 31, 2014 from last year. This is mainly because of the commencement of new generating unit in 2014.

Fuel

Fuel cost represents the majority of the operating expense for the Company and its subsidiaries. For the year ended December 31, 2014, fuel cost of the Company and its subsidiaries decreased by 12.25% to RMB64.763 billion from RMB73.808 billion for the year ended December 31, 2013. The fuel costs of domestic power plants decreased by RMB9.384 billion from last year, which was primarily attributable to the lowered coal price in the domestic market.

For the year ended December 31, 2014, the average unit price (excluding tax) of fuel coal was RMB434.88 per ton, representing a decrease of 6.86% from RMB466.91 per ton for the year ended December 31, 2013. The fuel cost per unit of power sold by the Company’s domestic coal-fired power plant decreased by 7.96% from  RMB218.59/MWh in 2013 to RMB201.19/MWh in 2014.

Fuel costs of Singapore operations was increased by RMB0.339 billion from last year, mainly due to increased fuel costs as a result of increased power generation in Singapore.

Maintenance

For the year ended December 31, 2014, the maintenance expenses of the Company and its subsidiaries amounted to RMB3.730 billion, representing a decrease of RMB0.127 billion from RMB3.857 billion for the year ended December 31, 2013. The maintenance expenses of domestic operations decreased by RMB0.128 billion. The maintenance expenses of Singapore operations increased by approximately RMB1 million.

Depreciation

For the year ended December 31, 2014, depreciation expenses of the Company and its subsidiaries increased by 3.13% to RMB11.647 billion from RMB11.294 billion for the year ended December 31, 2013. The depreciation expenses of the new generation units were RMB0.186 billion.

Labor

Labor costs consist of salaries to employees and contributions payable for employees’ housing fund, medical insurance, pension and unemployment insurance, as well as training costs and others. For the year ended December 31, 2014, the labor costs of the Company and its subsidiaries amounted to RMB6.260 billion, representing an 8.62% increase from RMB5.763 billion for the year ended December 31, 2013. This is mainly attributable to the operation of new generation units of the Company, increase of mandatory social insurance contribution, and the increase of employees’ performance-related salaries.

Other operating expenses (including purchase of electricity and service fees paid to HIPDC)

Other operating expenses include environmental protection expenses, land fee, insurance premiums, office expenses, amortization, Tuas Power’s purchase of electricity, assets impairment losses and non-operating expenses and net loss on disposals of property, plant and equipment. For the year ended December 31, 2014, other operating expenses (including purchase cost of electricity) of the Company and its subsidiaries was RMB12.800 billion, representing a decrease of RMB1.157 billion from RMB13.957 billion for the year ended December 31, 2013.

Other operating expenses from domestic operations of the Company decreased by RMB0.843 billion,  due to a subsidy in its amount of RMB0.534 billion from the government, of which RMB0.462 billion was earmarked by Ministry of Finance for Tuas Power and TMUC, a decrease of RMB 0.469 billion of asset disposal losses of certain subsidiaries largely due to technical renovations for energy saving and safe production, a decrease of RMB 0.154 billion for pollution discharge fees and expenses for non-maintenance materials such as desulfurization. The combination of the aforementioned factors led to a decrease in operating expenses, nonwithstanding  an increase of RMB0.055 billion from costs of entrusted power generation of certain subsidiaries.  The impairment loss for the Company’s operation in China increased by RMB1.012 billion, mainly due to the impairment of goodwill arisen from the acquisition of Diandong Energy and Diandong Yuwang as well as the assets impairment of Yingkou port.

Other operating expenses of Singapore operations decreased by RMB0.314 billion. The assets impairment in the operations in Singapore decreased by RMB0.347 billion largely due to the provision of goodwill impairment last year.

Financial expenses

Financial expenses consist of interest expense, bank charges and net exchange differences.

Interest expense

For the year ended December 31, 2014, the interest expenses of the Company and its subsidiaries were RMB7.814 billion, representing an increase of 0.35% from RMB 7.787 billion for the year ended December 31, 2013. The interest expenses from domestic operations increased by RMB0.049 billion.

Net exchange differences and bank charges

For the year ended December 31, 2014, the Company and its subsidiaries registered net losses of RMB9 million in exchange difference and bank charges, representing a net decrease of RMB 103 million compared with the net gains of RMB94 million for the year ended December 31, 2013, mainly because of decrease of exchange gain resulting from weaken of exchange rate between Renminbi and U.S. dollar.

The operations in Singapore registered a net gains of RMB50 million from exchange difference and bank charge, representing an increase of RMB55 million from the net loss of RMB5 million in the last year, mainly due to the strengthen exchange rate between U.S. dollar and Singapore dollar.

Share of profit of associates and joint ventures

For the year ended December 31, 2014, the share of profit of associates and joint ventures was RMB1.316 billion, representing an increase of RMB0.701 billion from RMB0.615 billion from last year, mainly due to increased profit from associates and joint ventures.

Income tax expense

For the year ended December 31, 2014, the Company and its subsidiaries recorded an enterprise income tax expense of RMB5.487 billion, representing an increase of RMB0.964 billion from RMB4.523 billion for the year ended December 31, 2013. The enterprise income tax expense of domestic operations increased by RMB0.999 billion, which was primarily due to the increase of pre-tax profit.  The income tax expense of Singapore operations decreased by approximately RMB35 million.

Net Profit, Profit attributable to the equity holders of the Company and non-controlling interests

For the year ended December 31, 2014, the Company and its subsidiaries achieved a net profit of RMB13.562 billion, representing an increase of RMB0.662 billion or 5.13% from RMB12.900 billion for the year ended December 31, 2013. For the year ended December 31, 2014, the profit attributable to equity holders of the Company was RMB10.757 billion, representing an increase of RMB0.331 billion from RMB0.426 billion for the year ended December 31, 2013.

The profit attributable to equity holders of the Company from domestic operations increased by RMB0.316 billion, which was mainly due to the effect of lowered coal market price, which helped to offset the impact of reduced power generation. The profit attributable to equity holders of the Company from Singapore operations was RMB0.128 billion, representing an increase of RMB0.015 million from the same period last year.

The profit attributable to non-controlling interests of the Company increased from RMB2.474 billion for the year ended December 31,  2013 to RMB2.805 billion for the year ended December 31, 2014. This was mainly attributable to the increased profit of the non-wholly owned subsidiaries of the Company.

Year ended December 31, 2013 compared with year ended December 31, 2012

	For the Year Ended December 31,
	2013	2012	Increased/ (Decreased)
	RMB’000	RMB’000	%
Operating revenue	133,832,875	133,966,659	-
Tax and levies on operations	(1,043,855)	(672,040)	55
Operating expenses
Fuel	(73,807,817)	(82,355,449)	(10)
Maintenance	(3,856,975)	(2,846,521)	35
Depreciation	(11,293,522)	(11,032,748)	2
Labor	(5,762,884)	(5,112,484)	13
Service fees on transmission and transformer facilities of HIPDC	(140,771)	(140,771)	-
Purchase of electricity	(4,955,603)	(7,101,878)	(30)
Others	(8,860,409)	(7,747,828)	14
Total operating expenses	(108,677,981)	(116,337,679)	(7)

Profit from operations	24,111,039	16,956,940	42

Interest income	170,723	175,402	(3)
Financial expenses, net
Interest expense	(7,787,472)	(8,897,097)	(12)
Exchange gain / (loss) and bank charges , net	94,109	(166,778)	(156)
Total financial expenses, net	(7,693,363)	(9,063,875)	(15)
Share of profits less losses of associates and joint ventures	615,083	622,358	(1)
Loss on fair value changes of financial assets / liabilities	(5,701)	(1,171)	387
Other investment income	224,908	187,131	20
Profit before income tax expense	17,422,689	8,876,785	96
Income tax expense	(4,522,671)	(2,510,370)	80
Net Profit	12,900,018	6,366,415	103
Attributable to:
-Equity holders of the Company	10,426,024	5,512,454	89
-Non-controlling interests	2,473,994	853,961	190
	12,900,018	6,366,415	103

For the year ended December 31, 2013, the Company’s total power generation on a consolidated basis amounted to 317.481 billion kWh, representing a 4.98% increase from the year ended December 31, 2012. The increase in the Company’s power generation was mainly attributable to the Company efforts to restructure its power generation processes.

The power generation of the Company’s domestic power plants for the year ended December 31, 2013 is listed below (in billion kWh):

Domestic Power Plant	Power generation in 2013	Power generation in 2012	Change
Liaoning Province
Dalian	6.132	5.980	2.54%
Dandong	3.115	3.202	(2.72)%
Yingkou	7.321	7.867	(6.94)%
Yingkou Co-generation	3.329	3.337	(0.24)%
Wafangdian Wind Power	0.111	0.102	8.82%
Suzihe Hydropower	0.027	0.013	107.69%
Changtu Wind Power	0.093	0.006	1,450.00%
Inner Mongolia Autonomous Region
Huade Wind Power	0.226	0.203	11.33%
Hebei Province
Shang’an	13.633	14.265	(4.43)%
Kangbao Wind Power	0.080	0.062	29.03%
Gansu Province
Pingliang	10.144	9.214	10.09%
Jiuquan Wind Power	0.887	0.756	17.33%
Beijing Municpality
Beijing Co-generation	4.686	4.636	1.08%
Beijing Co-generation (CCGT)	3.980	3.955	0.63%
Tianjin Municipality
Yangliuqing Co-generation	6.851	6.609	3.66%
Shanxi Province
Yushe	2.951	3.405	(13.33)%
Zuoquan	6.682	6.358	5.10%
Shandong Province
Dezhou	15.405	15.400	0.03%
Jining	5.050	5.097	(0.92)%
Weihai	11.361	11.608	(2.13)%
Xindian	3.254	3.256	(0.06)%
Rizhao Phase II	7.775	7.484	3.89%
Zhanhua Co-generation	1.761	1.724	2.15%
Henan Province
Qinbei	21.927	17.764	23.44%
Jiangsu Province
Nantong	7.951	8.406	(5.41)%
Nanjing	3.678	3.827	(3.89)%
Taicang	11.445	11.672	(1.94)%
Huaiyin	7.244	7.152	1.29%
Jinling CCGT	2.400	3.788	(36.64)%
Jinling Coal-fired	12.811	11.538	11.03%
Jinling Co-generation	1.115	—	—
Rudong Windpower	0.012	—	—
Qidong Wind Power	0.350	0.357	(1.96)%
Shanghai Municipality
Shidongkou I	7.875	7.710	2.14%
Shidongkou II	6.708	6.472	3.65%
Shidongkou Power	7.603	7.739	(1.76)%
Shanghai CCGT	1.974	1.633	20.88%
Chongqing Municipality
Luohuang	14.278	12.191	17.12%
Zhejiang Province
Yuhuan	24.819	24.116	2.92%
Hunan Province
Yueyang	9.958	8.204	21.38%
Xiangqi Hydropower	0.267	0.183	45.90%
Hubei Province
Enshi Hydro	0.045	0.050	(10.00)%
Jiangxi Province
Jinggangshan	9.702	8.842	9.73%
Fujian Province
Fuzhou	14.666	13.800	6.28%
Guangdong Province
Shantou Coal-fired	5.614	6.420	(12.55)%
Haimen	18.105	12.529	44.50%
Yunnan Province
Diandong	7.527	8.509	(11.54)%
Yuwang	4.553	4.992	(8.79)%

In 2013, the power generated by Singapore operations accounted for 20.60% of the total power generated in Singapore, decreased by 4.6 percentage points from 2012, mainly attributable to the decreased power generation in Singapore resulting from intensified competition in the Singaporean market.

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

For the year ended December 31, 2013, the profit attributable to equity holders of the Company from Singapore operations was RMB0.113 billion, decreased by RMB0.928 million compared to the same period last year. This is largely attributable to the intensified competition in the power generation market in Singapore as a result of growing power generation capacities, thus reducing the tariff and volume of power generation operations of the Company in the Singaporean market.

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

The following table sets forth the average tariff rate of the Company’s power plants, as well as percentage changes from 2012 to 2013.

	Average tariff rate (VAT inclusive) (RMB/MWh)
Power Plant	2013	2012	Change
Liaoning Province
Dalian	407.89	409.18	(0.32)%
Dandong	401.09	405.73	(1.14)%
Yingkou	406.85	409.35	(0.61)%
Yingkou Co-generation	396.96	397.59	(0.16)%
Wafangdian Wind Power	632.85	610.82	3.61%
Suzihe Hydropower	330.00	364.25	(9.40)%
Changtu Wind Power	605.30	610.00	(0.77)%
Inner Mongolia Autonomous Region
Huade Wind Power	520.00	520.00	-
Hebei Province
Shang’an	431.15	434.63	(0.80)%
Kangbao Wind Power	534.47	536.72	(0.42)%
Gansu Province
Pingliang	332.16	336.12	(1.18)%
Jiuquan Wind Power	520.60	520.60	-
Beijing Municipality
Beijing Co-generation	500.06	494.00	1.23%
Tianjin Municipality
Yangliuqing Co-generation	438.73	438.03	0.16%
Shanxi Province
Yushe	393.37	396.56	(0.80)%
Zuoquan	389.83	383.25	1.72%
Shandong Province
Dezhou	464.89	468.90	(0.86)%
Jining	455.46	459.63	(0.91)%
Xindian II	453.35	453.75	(0.09)%
Weihai	474.38	461.89	2.70%
Rizhao Phase II	446.38	446.90	(0.12)%
Zhanhua Co-generation	446.56	450.55	(0.89)%

	Average tariff rate (VAT inclusive) (RMB/MWh)
Power Plant	2013	2012	Change
Henan Province
Qinbei	437.01	441.43	(1.00)%
Jiangsu Province
Nantong	435.69	441.25	(1.26)%
Nanjing	436.35	442.17	(1.32)%
Taicang I	432.81	430.43	0.55%
Taicang II	427.58	443.88	(3.67)%
Huaiyin	449.87	458.25	(1.83)%
Jinling
Qidong Wind Power	541.34	542.65	(0.24)%
Shanghai Municipality
Shidongkou I	453.27	457.18	(0.86)%
Shidongkou II	442.00	442.13	(0.03)%
Shanghai CCGT	486.74	457.11	6.48%
Shidongkou Power	462.02	463.85	(0.39)%
Chongqing Municipality
Luohuang	448.57	448.95	(0.08)%
Zhejiang Province
Yuhuan	484.79	491.37	(1.34)%
Hunan Province
Yueyang	505.13	506.87	(0.34)%
Xiangqi Hydropower	390.00	390.00	-
Hubei Province
Enshi Maweigou Hydropower	356.96	360.00	(0.84)%
Jiangxi Province
Jinggangshan	482.95	483.90	(0.20)%
Fujian Province
Fuzhou	442.81	445.64	(0.64)%
Guangdong Province
Shantou Coal-fired	541.39	542.97	(0.29)%
Haimen	514.30	529.06	(2.79)%
Yunnan Province
Diandong Energy	371.30	359.58	3.26%
Yuwang Energy	377.41	361.70	4.34%
Singapore
Tuas Power	994.54	1,206.23	(17.55)%

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

The operating costs and expenses in domestic power plants of the Company decreased by RMB3.310 billion, which was primarily attributable to the balanced results of reduced market price of coal in the PRC and assets impairment and increase of assets disposal loss. The operating expenses of Singapore operations decreased by RMB4.350 billion for the year ended December 31, 2013 from last year. The decrease was mainly because of decreased fuel costs and retail electricity purchase cost as a result of the declined electricity price of Singapore.

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

Other operating expenses (including purchase of electricity and service fees paid to HIPDC)

Other operating expenses include environmental protection expenses, land fee, insurance premiums, office expenses, amortization, Tuas Power’s purchase of electricity and others. For the year ended December 31, 2013, other operating expenses (including purchase of electricity) of the Company and its subsidiaries was RMB13.957 billion, representing a decrease of RMB1.033 billion from RMB14.990 billion for the year ended December 31, 2012. Other operating expenses from domestic operations of the Company increased by RMB0.825 billion, including RMB 0.639billion from asset retirement losses of certain subsidiaries, RMB0.125 billion from assets impairment, and RMB0.223 billion from replacement electricity costs of ceratin subsidiaries. Other operating expenses of Singapore operations decreased by RMB1.858 billion, of which purchase of electricity decreased by RMB2.146 billion, which was mainly because of intensified competition in the power generation market in Singapore as a result of growing power generation capacities in 2013, which has reduced the electricity tariff. The assets impairment in the operations in Singapore increased by RMB0.319 billion largely due to the provision of goodwill impairment by SinoSing Power.

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

General

As of December 31, 2014, total assets of the Company and its subsidiaries were RMB275.172 billion, representing an increase of 4.93% from RMB262.233 billion as of December 31, 2013.

As of December 31, 2014, total liabilities of the Company and its subsidiaries were RMB190.389 billion, representing an increase of 1.79% from RMB187.040 billion as of December 31, 2013.

Assets

As of December 31, 2014, total assets of the domestic operations increased by RMB13.770 billion to RMB246.270 billion, including a net increase of RMB10.373 billion in non-current assets, which is mainly attributable to the increase in the Company and its subsidiaries’ capital expenditure on construction projects and increased fair value of available-for-sale financial assets during 2014.

As of December 31, 2014, total assets of the operations in Singapore were RMB28.902 billion, representing a decrease of RMB0.831 billion from the same period last year. Non-current assets decreased by 4.36% to RMB24.377 billion, primarily attributable to depreciation of property, plant and equipment. Current assets increased by 6.60% to RMB4.525 billion, mainly attributable to increased fair value of hedging instruments and increase in inventory of materials and spare parts.

Liabilities

As of December 31, 2014, interest-bearing debts of the Company and its subsidiaries totaled RMB156.135 billion. The interest-bearing debts consist of long-term loans (including those maturing within a year), long-term bonds (including those maturing within a year), short-term loans, short-term bonds, and finance lease payable. The interest-bearing debts denominated in foreign currencies were RMB3.746 billion.

As of December 31, 2014, total liabilities of the operations in Singapore were RMB16.980 billion, representing a decrease of 1.48% from RMB17.235 billion as of December 31, 2013, mainly attributable to the decrease in long-term loans.

Shareholders’ equity

Excluding the impact of profit and profit appropriations, total equity attributable to equity shareholders of the Company increased as of December 31, 2014 compared to the beginning of the year, including increase of RMB2.454 billion from new share issuance, increase of post-tax impact of RMB 0.840 billion from reduced fair value of tradable stocks held by the Company, decrease of post-tax impact of RMB0.790 billion due to decreased fair value of cash flow hedge of the operations, decrease of RMB0.378 billion from foreign currency translation differences. Non-controlling interests as of December 31, 2014 increased by approximately RMB1.911 billion as compared to the end of the last year.

Major financial position ratios

	2014	2013
Current ratio	0.36	0.35
Quick ratio	0.30	0.28
Ratio of liability and shareholders’ equity	2.71	3.00
Multiples of interest earned	3.21	3.04

Formula of the financial ratios:
Current ratio = balance of current assets as of year end / balance of current liabilities as of year end
Quick ratio = (balance of current assets as of year end – net inventories as of the year end) / balance of current liabilities as of year end
Ratio of liabilities to shareholders' equity = balance of liabilities as of year end / balance of shareholders' equity (excluding non-controlling interests) as of year end
Multiples of interest earned = (profit before income tax + interest expense) / interest expenditure (inclusive of capitalized interest)

The current ratio and quick ratio remained at relatively low levels for the years ended December 31, 2014 and 2013 with slight increase at year-end of 2014 from year-end of 2013. The decrease in the ratio of liabilities and shareholders’ equity at the year end of 2014 compared with that of 2013 was primarily due to the increased shareholder’s equity as a result of profit increase of the Company and issuance of new shares. The multiples of interest earned increased, primarily attributable to the increase of net profit for the year ended December 31, 2014.

D.	Liquidity and cash resources

The primary sources of funding for the Company and its subsidiaries have been cash provided by internal funds from operating activities, short-term and long-term loans and proceeds from issuances of bonds, and the primary use of funds have been for working capital, capital expenditure and repayments of short-term and long-term borrowings.

As of December 31, 2014, net current liabilities of the Company and its subsidiaries were approximately RMB66.981 billion. Based on the Company’s proven financing record, readily available banking facilities and sound credibility, the Company believes it is able to duly repay outstanding debts, obtain long-term financing and secure funding necessary for its operations. The Company has also capitalized on its good credit record to make short-term borrowings at relatively lower interest rates, thus reducing its interest expenses.

Cash flows from operating activities
	For the Year Ended December 31,
	2014	2013	2012
	RMB’000	RMB’000	RMB’000
Cash flows from operating activities
Profit before income tax expense	19,049,580	17,422,689	8,876,785
Non-cash items adjustments	20,391,789	20,575,691	20,430,486
Changes in working capital	(226,180)	6,777,910	(175,854)
Interest received	97,374	100,278	109,635
Income tax expense paid	(5,992,496)	(4,637,139)	(2,312,970)
Net cash provided by operating activities	33,320,067	40,239,429	26,928,082

Net cash generated by operating activities is the main source of cash for the Company. For the year ended December 31, 2014, net cash generated by operating activities of the Company and its subsidiaries was RMB33.320 billion, of which RMB0.806 billion was from its operating activities in Singapore.

Cash flows used in investing activities
	For the Year Ended December 31,
	2014	2013	2012
	RMB’000	RMB’000	RMB’000
Cash flows used in investing activities
Payment for the purchase of property, plant and equipment	(19,858,216)	(17,691,382)	(15,474,614)
Proceeds from disposals of property, plant and equipment	70,712	166,459	949,469
Prepayments of land use rights	(500,100)	(5,947)	(81,382)
Payment for the purchase of other non-current assets	(21,576)	(32,601)	(51,615)
Cash dividend received	565,334	408,166	728,754
Payment for investment in associates and joint ventures	(266,877)	(2,017,853)	(947,574)
Cash paid for acquiring available-for-sale financial assets	-	(200,000)	(500,000)
Cash consideration paid for acquisitions of subsidiaries, net of cash acquired	(17,991)	36,599	(149,048)
Cash received from disposal of trading securities	-	102,784	-
Cash received from disposal of a subsidiary	503,809	6,199	-
Short-term loan repayment from an associate	-	-	100,000
Others	54,092	173,326	116,406
Net cash used in investing activities	(19,470,813)	(19,054,250)	(15,309,604)

Net cash used in investing activities amounted to approximately RMB19.471 billion, RMB19.054 billion and RMB15.310 billion in 2014, 2013 and 2012. The cash used in investing activities in 2014, 2013 and 2012 was mainly attributable to capital expenditure for construction projects.

Cash flows from financing activities

	For the Year Ended December 31,
	2014	2013	2012
	RMB’000	RMB’000	RMB’000
Cash flows from financing activities
Issuance of short-term bonds	17,971,000	24,950,000	34,930,000
Repayments of short-term bonds	(15,000,000)	(45,000,000)	(11,000,000)
Proceeds from short-term loans	61,503,204	41,314,000	48,294,295
Repayments of short-term loans	(55,896,200)	(30,869,290)	(64,832,425)
Proceeds from long-term loans	9,647,090	5,091,175	19,425,661
Repayments of long-term loans	(17,522,953)	(12,889,078)	(32,483,848)
Issuance of long-term bonds	3,988,000	6,485,000	4,985,000
Repayment of long-term bonds	(5,700,000)	-	-
Interest paid	(8,097,216)	(8,290,433)	(8,941,814)
Net proceeds from the issuance of new H shares	2,453,986	-	-
Net capital injection from non-controlling interests of the subsidiaries	606,719	868,225	665,333
Government grants	188,406	274,472	266,949
Dividends paid to shareholders of the Company	(5,341,046)	(2,951,631)	(702,867)
Dividends paid to non-controlling interests of the subsidiaries	(1,474,329)	(539,876)	(460,607)
Proceeds from sales leaseback classified as finance lease	1,500,000	-	-
Repayment of state-owned fund received from China Huaneng Group in prior years	-	(640,485)	-
Cash received from disposal of non-controlling interests of a subsidiary	384,702	-	-
Others	(105,543)	(42,167)	37,423
Net cash used in financing activities	(10,894,180)	(22,240,088)	(9,816,900)

Net cash outflow used in financing activities in 2014 amounted to RMB 10.894 billion, which was largely attributable to repayment of short-term and long-term borrowings.

Net cash outflow used in financing activities in 2013 amounted to RMB 22.240 billion, which was primarily attributable to the decreased drawdown of loans, accelerated repayment of its borrowings and increased dividends payment of the Company in 2013, as a result of the increase in cash provided by operating activities.

Net cash outflow used in financing activities in 2012 amounted to RMB 9.817 billion, which was primarily attributable to the decreased drawdown of loans in 2012, as a result of the increase in cash generated by operating activities.

Cash and cash equivalents
	For the Year Ended December 31,
	2014	2013	2012
	RMB’000	RMB’000	RMB’000
Effect of exchange rate	(58,379)	(108,806)	151,027
Net increase / (decrease) in cash and cash equivalents	2,896,695	(1,163,715)	1,952,605
Cash and cash equivalents, beginning of the year	9,341,672	10,505,387	8,552,782
Cash and cash equivalents as of the end of the year	12,238,367	9,341,672	10,505,387

As of December 31, 2014, the cash and cash equivalents of the Company and its subsidiaries denominated in Renminbi, HK dollar, Singapore dollar and U.S. dollar were RMB7.976 billion, RMB2.445 billion, RMB1.064 billion and RMB0.753 billion, respectively.

As of December 31, 2013, the cash and cash equivalents of the Company and its subsidiaries denominated in Renminbi, Singapore dollar, U.S. dollar, and Japanese Yen were RMB7.689 billion, RMB1.110 billion, RMB0.543 billion, and RMB0. 015 million, respectively.

As of December 31, 2012, the cash and cash equivalents of the Company and its subsidiaries denominated in Renminbi, Singapore dollar, U.S. dollar, Japanese Yen, and HK dollar were RMB7.934 billion, RMB2.143 billion, RMB0.546 billion, RMB0.4 million, and RMB0.5 million, respectively.

Capital expenditure and cash resources

Capital expenditures on construction and renovation projects

The capital expenditures for the year ended December 31, 2014 were RMB20.380 billion, mainly for construction and renovation of projects, including RMB2.277 billion for Changxing expansion project, RMB1.742 billion for Liangjiang Cogeneration project, RMB0.861 billion for Luoyang Cogeneration project, RMB0.853 billion for Jiuquan Wind Power Second, RMB0.611 billion for Qinbei project, RMB0.550 billion for Haimen project, RMB0.525 billion for Subaoding project, RMB0.515 billion for Tongxiang Cogeneration project, RMB0.511 billion for Diandong project, RMB0.510 billion for Luoyuan Project, RMB0.500 billion for Dalian project, RMB0.451 billion for Dongshan Combined-cycle project, RMB0.445 billion for Shang’an project, RMB0.408 billion for Mianchi Cogeneration project, RMB0.393 billion for Taicang Port project, RMB0.332 billion for Lingang Combined-cycle project, RMB0.320 billion for Pingliang project, RMB0.318 billion for Huaiyin II project, RMB0.310 billion for Yueyang project, and RMB0.302 billion for Dezhou project. The capital expenditures of the Company’s operations in Singapore were RMB0.456 billion. The expenditures on other projects were RMB7.190 billion.

The capital expenditures on construction and renovation amounted to approximately RMB17.729 billion and RMB15.608 billion in 2013 and 2012, respectively.

The capital expenditures above are sourced mainly from internal capital, cash flows provided by operating activities, and debt and equity financings.

The Company expects to have significant capital expenditures in the next few years. During the course, the Company will make active efforts to improve the project planning process on a commercially viable basis. The Company will also actively develop newly planned projects to pave the way for its long-term growth. The Company expects to finance the above capital expenditures through internal funding, cash flows provided by operating activities, and debt and equity financing.

The following table sets forth the major capital expenditure cash requirements, usage plans and cash resources of the Company for the year 2015.

Project	Capital expenditure arrangements RMB billion	Funding resources arrangements	Financing costs and note on usage

Thermal power projects	10	Internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of the PBOC
Hydropower projects	0.1	Internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of the PBOC
Wind power projects	5.7	Internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of the PBOC
Port projects	0.4	Internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of the PBOC
Coal mining projects	0.9	Internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of the PBOC
Photovoltaic power projects	0.2	Internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of the PBOC
Others	0.7	Internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of the PBOC
Technology renovation	6.1	Internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of the PBOC

Cash resources and anticipated financing costs

The Company expects to finance its capital expenditure and acquisitions primarily through internal capital, cash flow from operating activities and debt and equity financing.

Good operating results and a sound credit status provide the Company with strong financing capabilities. As of December 31, 2014, the undrawn available banking facilities available to the Company and its subsidiaries amounted to more than RMB190 billion, granted by Bank of China, Construction Bank of China and China Development Bank, among other sources.

On November 13, 2014, the Company issued an aggregate of 365,000,000 H Shares to nine placees at the issue price of HK$8.60 per share. The aggregate gross proceeds from the placing amounted to approximately HK$3,139 million.

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

As resolved at the 2010 annual general meeting on May 17, 2011, our Company has been given a mandate to issue one or multiple tranches of financing instruments of RMB-denominated debt instruments of a principal amount up to RMB5 billion in or outside PRC within 12 months from the date of approval at the general meeting. On April 19, 2012, we received an approval regarding the issuance of RMB-denominated debt instruments in Hong Kong in the sum of RMB5 billion issued by the NDRC, approving our Company to issue the RMB-denominated debt instruments in Hong Kong in an aggregate amount of up to RMB5 billion, with an effective period of one year from the date of approval. On January 30, 2013, our Company and the managers entered into a subscription agreement in relation to the proposed issuance of RMB1,500 million bonds due 2016 with an interest rate of 3.85% (“RMB Bonds”). On February 5, 2013, the listing of and dealing in the RMB Bonds became effective.

As resolved at the 2012 annual general meeting on June 19, 2013, our Company has been given a mandate to issue one or multiple tranches of super short-term notes within the PRC in a principal amount not exceeding RMB30 billion on a rolling basis within 24 months of approval by the general shareholders’ meeting. on August 22, September 10 and November 3, 2014, we issued super short-term notes in three installments at principal amount of RMB2 billion, RMB3 billion and RMB3 billion and with nominal annual interest rate of 4.63%, 4.63% and 4.00%, respectively.  All these series of notes were denominated in RMB, issued at par value, and would mature in 270 days from issuance.

As resolved at the 2012 annual general meeting on June 19, 2013, our Company has been given a mandate to issue one or multiple tranches of short-term notes in the PRC in a principal amount not exceeding RMB 15 billion on a rolling basis within 24 months of approval by the general shareholders’ meeting.  On April 25 and November 14, 2014, we issued unsecured short-term bonds in two installments each at principal amount of RMB5 billion with nominal annual interest rate of 4.90% and 3.98%, respectively.  Each of the bonds was denominated in RMB, issued at par value, and would mature in 365 days from issuance.

As resolved at the 2012 annual general meeting held on June 19, 2013, our Company has been given a mandate to issue non-public debt financing instruments in the PRC in a principal amount of not exceeding RMB10 billion within 24 months from the date of obtaining an approval at the general meeting.  On July 11, 2014, we issued  mid-term notes at principal amount of RMB4 billion with nominal annual interest rate of 5.30%.  The notes were denominated in RMB, issued at par value, and would mature in five years from issuance.

As of December 31, 2014, short-term borrowings of the Company and its subsidiaries totaled RMB43.529 billion (2013: RMB37.937 billion). Loans from banks were charged at interest rates ranging from 4.00% to 6.00% per annum (2013: 2.67% to 6.10%). Short-term bonds payable by the Company and its subsidiaries totaled RMB18.245 billion (2013: RMB15.135 billion).

As of December 31, 2014, long-term borrowings of the Company and its subsidiaries totaled RMB65.031 billion (2013: RMB73.311 billion), including RMB denominated borrowings of RMB48.413 billion (2013: RMB55.342 billion), U.S. dollar denominated borrowings of approximately US$0.542 billion (2013: US$0.616 billion), Euro denominated borrowings of approximately €58 million (2013: €67 million), and Singaporean dollar denominated borrowings of S$2.774 billion (2013: S$2.852 billion).  The U.S. dollar denominated borrowings charged at floating interest rate were US$0.539 billion (2013: US$0.608 billion), and all of the borrowings denominated in Singaporean dollar were floating-rate borrowings.  For the year ended December 31, 2014, long-term bank borrowings of the Company and its subsidiaries have had interest rates ranging from 0.81% to 6.55%  per annum (2013: 0.81% to 6.55%).

As of December 31, 2014, the borrowings for the Singapore operations were all long-term loans approximately in aggregate of RMB12.872 billion, including borrowings denominated in Singapore dollars in the amount of S$2.772 billion, with interest rates 1.98% per annum, and borrowings denominated in U.S. dollars in the amount of US$1.706 million with interest rate of 4.25% per annum.

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

Other financing requirements

The objective of the Company is to bring long-term, steadily growing returns to shareholders. In line with this objective, the Company follows a proactive, stable and balanced dividend policy. In accordance with the profit appropriation plan of the board of directors of the Company (subject to the approval at the shareholders’ meeting), the Company expects to pay a cash dividend of RMB 5.480 billion for 2014.

Maturity profile of borrowings

The following table sets forth the maturity profile of the Company’s borrowings as of December 31, 2014.

Maturity Profile (RMB in billions)	2015(1)	2016	2017	2018	2019

Principal proposed to be repaid	73.921	20.497	12.592	9.667	10.870
Interest proposed to be repaid	6.697	3.852	2.765	2.236	1.760
Total	80.618	24.349	15.357	11.903	12.630
_____________________________________
Note:
(1)	The amount of the principal to be repaid in 2015 is relatively large because this includes expected repayment of short-term loans and short-term bonds.

E.	Trend information

The major trend of the electricity power market

Based on China Electricity Council’s forecast, China’s GDP is expected to grow by 7.0% in 2015, and national power consumption is estimated to increase by 4% to 5%, among which, the power consumption by primary industries is estimated to increase by 2%, the power consumption by secondary industries is estimated to increase by 3.5% and the power consumption by tertiary industries is estimated to increase by 8.5%. Residential electricity consumption is estimated to increase by 7%. Total installed generation capacity in the PRC is expected to increase by 100 million KW, representing an increase of 7.5% compared with that of last year, among which its hydro power capacity is espected to increase by 14 milliion KW, thermal power capacity is expected to increase by 44 million KW, nuclear power capacity is expected to increase by 8.76 million KW, on-grid wind power capacity is expected to increase by 19 million KW, and on-grid solar power capacity is expected to increase by 10 million KW. By the end of 2015, the total installed generation capacity in the PRC is expected to reach 1.46 billion KW.  The power supply and demand in China are expected to generally ease up with abundant surplus capacity in Northeast and Northwest region, balanced supply and demand in Eastern, Central and Southern regions, and broadly balanced supply in Northern region, where some supply shortage in Shandong, South Hebei, Beijing, Tianjin and Tangshan area still exists during peak hours. As the growth rate of generation capacity would be higher than that of electricity consumption, annual power generation utilization hours in 2015 will experience a slight decline and power generations are expected to grow by about 4% to 5%.

The trend of the fuel supply

We expect to see the Chinese economy shift gear in 2015 from the previous high speed growth model to a medium-to-high-speed growth model that is characterized by improved industry structure and new driving forces.  In domestic coal market, supply will remain in excess of demand, due to excess production capacities.  Additionally, coal prices will be subject to the following uncertainties: (i) the government has enacted the Safe Production Law and taken other measures to limit coal production capacities and quantities; and (ii) the newly issued Enviromental Protection Law and Commodity Coal Quality Management Measures is imposing stricter environmental protection measures and requirments for the production of coal, electricity and steel and the inspection of imported coals.  We will closely monitor any change in policies and the climate in coal market, continue to cooperate with major coal vendors, timely adjust purchasing strategy, initiate a centralized purchasing program, and take efforts to control fuel costs by improving the management of fuel usage.

The trend of capital market and foreign exchange

In 2015, the PBOC will continue to implement steady monetary policies and make predicative fine-tuning monetary policies from time to time. In respect of the credit market, money suppply is expected to increase as a result of  two successive cut of benchmark interest rate and a cut of deposit reserve ratio by the PBOC.  In respect of monetary policies, the PBOC will continue to maintain a prudent monetary policy that allows for steady macro-control and flexible micro-adjustment, making on-going efforts to liberalize Renminbi interest rates and improve the mechanism the interest rate regulated.

F.	Employee benefits

As of December 31, 2014, the Company and its subsidiaries had 37,737 domestic and overseas employees. The Company and its subsidiaries provided employees with competitive remuneration and linked such remuneration to operating results as working incentives for the employees. Currently, the Company and its subsidiaries do not have any stock or option based incentive plan.

Based on the development plans of the Company and its subsidiaries and the requirements of individual job positions, together with consideration of specific characteristics of individual employees, the Company and its subsidiaries tailored various training programs for their employees on management, technological and otherskills.

All employees of the Company have entered into employment contracts with the Company.  The Company’s standard contract includes description of the position, responsibilities, compensations and causes of termination.  The terms of the employment contracts vary and they generally range from one to five years. The contracts are typically renewable upon expiration by mutual agreement of the Company and the relevant employee.

The Company is unionized, both at its head office and with respect to all power plants.  Labor unions are intended to protect the rights of employees, while allowing the Company to achieve economic objectives. They encourage employees’ participation in the Company’s decision-making process, and serve as mediators in any dispute between the Company and its employees.  The Company has experienced no occurrence of any strike or labor dispute which have impact upon the Company’s operations.  The Company believes that the Company and its employees are in good relationship.

Compensations of our employees consists of salaries, bonuses and allowances.  Compensations are linked to performance of the Company as well as the employee.  Our employees are also entitled to certain education, healthcare and other benefits and allowances provided by the Company.

The Company maintains social security schemes for its employees pursuant to government regulations.  These social security benefits are subject to changes in the relevant law and policy.  As of December 31, 2014, the Company has performed its obligation to contribute to these social security schemes and is not aware of any violation of any relevant law or policy.

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

G.	Guarantees and pledges on loans and restricted assets

As of December 31, 2014, the Company provided a guarantee of approximately RMB12.861 billion for Tuas Power’s long-term bank borrowings.

As of December 31, 2014, the details of secured loans of the Company and its subsidiaries are as follows:

(1)
The Company pledged certain accounts receivable for certain short-term loans borrowed in 2014. As of December 31, 2014, short-term loans of RMB3.150 billion were secured by accounts receivable of the Company and its subsidiaries with net book value amounting to RMB3.592 billion.

(2)	As of December 31, 2014, a short-term loan of RMB40 million was secured by a subsidiary port facility.

(3)
As of December 31, 2014, bank borrowings of RMB114.90 million were secured by discount of notes receivable with recourse. The borrowings were so recorded as the underlying discounted notes were not mature yet.

(4)	As of December 31, 2014, a long-term loan of RMB37 million of a subsidiary of the Company was secured by territorial water use right with net book value amounting to RMB80.36 million.

(5)	As of December 31, 2014, a long-term loan of RMB95 million of a subsidiary of the Company was secured by certain property, plant and equipment with net book value of RMB194 million.

(6)	As of December 31, 2014, a long-term loan of approximately RMB10,404 million was secured by future electricity revenue of the Company and its subsidiaries.

(7)	As of December 31, 2014, a long-term loan of RMB69 million was secured by a subsidiary’s port facility.

As of December 31, 2014, notes payable of RMB13 million were secured by notes receivable of the Company and its subsidiaries with net book value amounted to RMB15 million.

As of December 31, 2014, restricted bank deposits of the Company and its subsidiaries were RMB370 million.

H.	Off-balance sheet arrangements

As of December 31, 2014, there were no off-balance sheet arrangements which have or are reasonably likely to have an effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

I.	Performance of significant investments and their prospects

The Company acquired a 25% equity interest in Shenzhen Energy Group for RMB2.39 billion on April 22, 2003. In 2011, Shenzhen Energy Group divided into a remainder Company, Shenzhen Energy Group, and a new Company, Shenzhen Energy Management Company, and the Company holds 25% equity interests in each of the two companies. The Company acquired 200 million shares from Shenzhen Energy, a subsidiary of Shenzhen Energy Group, in December 2007. Shenzhen Energy allotted shares with its capital surplus in 2011. In February 2013, Shenzhen Energy merged Shenzhen Energy Management Corporation through the combination of a directional seasoned offering and cash payments to the shareholders of Shenzhen Energy Management Corporation, Shenzhen State-owned Assets Supervision and Administration Commission and the Company. After the merger, the Company directly held 661,161,106 shares, representing 25.02% shares in Shenzhen Energy. These investments brought a profit of RMB479 million to the Company for the year ended December 31, 2014 under IFRS. This investment is expected to provide steady returns to the Company.

The Company has held directly 60% equity interest in Sichuan Hydropower as of December 31, 2006. In January 2007, Huaneng Group increased its capital investment in Sichuan Hydropower by RMB615 million, thus reducing the Company’s equity interest in Sichuan Hydropower to 49% and making Huaneng Group the controlling shareholder of Sichuan Hydropower. This investment brought a profit of RMB180 million for the year ended December 31, 2014 under IFRS. This investment is expected to provide steady returns to the Company.

J.	Tabular disclosure of contractual obligations and commercial commitments

A summary of payments due by period of our contractual obligations and commercial commitments as of December 31, 2014 is shown in the tables below. A more complete description of these obligations and commitments is included in the Notes to Financial Statements as referenced below.

Contractual Cash Obligations (RMB in millions)	2015	2016-2017	2018-2019	Thereafter	Total

Long-term loans from a shareholder(1)	-	640	-	-	640
Long-term bank loans(1)	6,942	16,614	12,537	26,801	62,894
Other long-term loans(1)	450	1,035	-	11	1,496
Long-term bonds(2)	5,000	14,800	8,000	-	27,800
Interest payments	2,972	4,759	3,349	4,441	15,521
Operating Lease – Head Offce(3)	116	146	-	-	262
Operating Lease – Shang’an Power Plant(3)	2	4	4	48	58
Operating Lease – Nanjing Power Plant(3)	2	4	4	65	75
Operating Lease – Liaoning Branch(3)	2	1	-	-	3
Operating Lease – Hebei Branch(3)	1	-	-	-	1
Operating Lease – Liaoning Wind Power Branch(3)	1	-	-	-	1
Operating Lease – Dezhou Power Plant(3)	34	68	68	146	316
Operating Lease – Tuas Power Generation Pte Ltd.(3)	25	53	48	928	1,054
	15,547	38,124	24,010	32,440	110,121
Other commercial commitments
(RMB in millions)	2015	2016-2017	2018-2019	Thereafter	Total
Long – term gas purchase contract(4)	11,800	23,690	23,780	103,490	162,760
Other commitments(3)	21,953	-	-	-	21,953
	33,753	23,690	23,780	103,490	184,713
___________________________________________
Notes:
(1)	See Note 23 to the Financial Statements, “Long-term Loans”.
(2)	See Note 24 to the Financial Statements, “Long-term Bonds”.
(3)	See Note 38 to the Financial Statements, “Commitments”.
(4)	The numbers shown in the table above were calculated based on the minimum purchases stipulated in the long-term gas contracts disclosed in Note 38 to the Financial Statements.

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

Goodwill impairment

 The Company and its subsidiaries perform test on an annual basis to determine whether there is any impairment in goodwill. In 2014, due to the delay in coal mine construction schedule and continuous lower utilization of the power plants in Yunnan province, the goodwill arising from the acquisition of Diandong Energy and Yuwang Energy have been impaired based on the impairment testing result. The above mentioned goodwill impairment provided in 2014 approximately amounted to RMB641 million in the aggregate.

For goodwill allocated to CGUs in the PRC, changes of assumptions in tariff and fuel price could have affected the results of goodwill impairment assessment. As of December 31, 2014, if tariff had decreased by 1% or 5% from management’s estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognize impairment against goodwill by approximately RMB357 million and RMB1,113 million, respectively. If fuel price had increased by 1% or 5% from the management’s estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognize impairment against goodwill by approximately RMB25 million and approximately RMB124 million, respectively.

Property, plant and equipment impairment

The Company and its subsidiaries test whether property, plant and equipment suffered any impairment whenever any impairment indication exists.

In 2014, impairment losses for certain property, plant and equipment of approximately RMB1,359 million have been recognized. Factors leading to the impairment primarily included continuous losses and external environment deterioration in respect of port industry, continuous low level of water inflow to the main dam of a hydropower plant and shut-down of a coal-fired power plant.

Changes of assumptions in tariff and fuel price will affect the result of property, plant and equipment impairment assessment. For power plants assets that are subject to impairment testing, as at December 31, 2014, if tariff had decreased by 1% or 5% from management’s estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognize impairment against property, plant and equipment by approximately RMB108 million and RMB1,186 million, respectively. If fuel price had increased by 1% or 5% from the management’s estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognize impairment against property, plant and equipment by approximately RMB8 million and RMB39 million, respectively.

L.	Business plan

In 2015, the Company will seek to further improve its market position, encourage technological innovation, and reduce risks, increase its profitability and competitiveness, and improve the sustainability of its operation. For the power market, the Company will actively take part in market competition and aim to achieve power generation of 345 billion kWh and 4,460 utilization hours in 2015. For the fuel market, the Company will strive to control fuel costs and secure stable fuel supply in the long term. For the capital market, the Company intends to maintain its leading position in the industry in obtaining low cost financing through market means

We will reinforce marketing activities and optimize the adjustment in production operation. We will continue to foster the establishment of a stable and reliable fuel supply system, reinforce the operation and management of Tuas Power in Singapore and strive to increase our market share, so as to create long term, stable and increasing returns for our shareholders.

ITEM 6	Directors, Senior Management and Employees

A.	Directors, members of the supervisory committee and senior management

Directors

The table below sets forth certain information concerning our directors as of March 31, 2015. The current term for all of our directors is three years, which will expire in 2017.

Name	Age	Position with us
Cao Peixi	59	Chairman of the Board of Directors
Guo Junming	49	Vice Chairman of the Board of Directors
Liu Guoyue	51	Director, President
Li Shiqi	58	Director

Name	Age	Position with us
Huang Jian	52	Director
Fan Xiaxia	52	Director, Vice President
Mi Dabin	46	Director
Guo Hongbo	46	Director
Xu Zujian	60	Director
Li Song	57	Director
Li Zhensheng	70	Independent Director
Qi Yudong	48	Independent Director
Zhang Shouwen	48	Independent Director
Yue Heng	40	Independent Director
Zhang Lizi	51	Independent Director

CAO Peixi, aged 59, is the Chairman of the Company. He is also the President of Huaneng Group and the Chairman of HIPDC and Huaneng Renewables Co., Ltd. He was the Vice President and the President of China Huadian Corporation and the Chairman of Huadian Power International Corporation Limited. He graduated from Shandong University, majoring in electrical engineering. He holds a postgraduate degree of master in engineering awarded by the Party School of the Central Committee, and is a researcher-grade senior engineer.

GUO Junming, aged 49, is the Vice Chairman of the Company, the Chief Accountant of Huaneng Group, a Director of HIPDC and the Chairman of Huaneng Capital Services Co. Ltd.. He was the Deputy Chief Accountant and the Manager of the Finance Department of Huaneng Group. He graduated from Shanxi Finance and Economic Institute, majoring in business finance and accounting, and holds a bachelor’s degree. He is a senior accountant.

LIU Guoyue, aged 51, is a Director and the President of the Company, the Vice President of Huaneng Group, the Chairman of Shanghai Times Shipping Limited Company, a Director of Xi’an Thermal Research Institute Limited Company, an Executive Director of Huaneng Power International Fuel Co., Ltd. and a Director of Tuas Power Ltd., Tuas Power Supply Pte Ltd. and Tuas Power Utilities Pte Ltd.. He was the Vice President of the Company. He graduated from North China Electric Power University, majoring in thermal engineering. He holds a Doctor’s degree in engineering. He is a senior engineer.

LI Shiqi, aged 58, is a Director of the Company and the President of HIPDC. He was the Chairman and the Executive Vice Chairman of Huaneng Capital Services Co., Ltd. Mr. Li graduated from Renmin University of China, majoring in finance. He is a senior accountant.

HUANG Jian, aged 52, is a Director of the Company, an Assistant to the President of Huaneng Group, the Executive Vice Chairman of Huaneng Capital Services Co.,Ltd. and the Chairman of Huaneng Hainan Power Ltd and Huaneng Carbon Assets Management Company Limited. He was the Deputy Chief Economist and the Chief of Financial Planning of Huaneng Group. Mr. Huang graduated from the Department of Accounting of Institute of Fiscal Science of the Ministry of Finance with a master’s degree in economics. He is a senior accountant.

FAN Xiaxia, aged 52, is a Director and the Vice President of the Company. He was an Assistant to the President of the Company and the General Manager (Officer) of the Company’s Zhejiang Branch (Yuhuan Power Plant Preparatory Office). He graduated from the Economic Management School of Tsinghua University with an EMBA degree. He is a senior engineer.

MI Dabin, aged 46, is a Director of the Company, the Vice President of Hebei Construction & Investment Group Co., Ltd. and the Chairman of Hebei Construction & Energy Investment Co., Ltd. He was the Chief Engineer, Vice President and President of Qinhuangdao Power Generation Co., Ltd., the President of Qinhuangdao Thermal Power Generation Co., Ltd., an assistant to the President and the Head of Production and Operation Department of Hebei Construction & Investment Group Co., Ltd., the President of Qinhuangdao Power Generation Co., Ltd. and Qinhuangdao Thermal Power Generation Co., Ltd.. He graduated from North China Electric Power University, majoring in Power Engineering, and holds a master’s degree. He is a senior engineer.

GUO Hongbo, aged 46, is a Director of the Company and the Chairman of Liaoning Energy Investment (Group) Limited Liability Company. He was the Assistant to the president, vice president, Executive vice president, a Director, the president and Vice Chairman of Liaoning Energy Investment (Group) Limited Liability Company. Mr. Guo graduated from Jilin University with a master’s degree in administrative management, and holds an MBA degree from Macau University of Science and Technology. He is a profession-grade senior engineer.

XU Zujian, aged 60, is a Director of the Company. He was the Vice President of Jiangsu Provincial International Trust & Investment Corporation, the President of Jiangsu Investment Management Co. Ltd., a Director and Vice President of Jiangsu Guoxin Investment Group Limited, the Chairman of Jiangsu Investment Management Co. Ltd. and the Chairman of Zking Property & Casualty Insurance Co., Ltd. He graduated from Liaoning Finance University, majoring in infrastructure finance, and holds a bachelor’s degree. He is a senior economist.

LI Song, aged 57, is a Director of the Company, the Vice President of Fujian Investment and Development Group Co., Ltd., Vice Chairman of CNOOC Fujian Natural Gas Co. Ltd., Vice Chairman of CNOOC Fujian Gas Power Generation Co. Ltd. and CNOOC Fujian Zhangzhou Natural Gas Company Limited and a Director of Fujian Futou Renewable Energy Co., Ltd. She graduated from Xiamen Jimei Finance and Commerce College majoring in Finance, Open College of Party School of the Central Committee majoring in Economic Management, and holds a bachelor’s degree from Party School of the Central Committee. She is an accountant.

LI Zhensheng, aged 70, is an Independent Director of the Company and TGOOD Electric Co., Ltd. He was the Head of Shanxi Electric Power and Industrial Bureau, the Chief of Rural Power Department of State Power Corporation, the Chief Economist and Consultant of State Grid Corporation. Mr. Li graduated from Hebei University of Technology with a bachelor’s degree. He is also a professor-grade senior engineer.

QI Yudong, aged 48, is the Independent Director of the Company and the Assistant to the Principal of Capital University of Economics and Business. He is also the Head and a Professor (Grade II) of the Chinese Academy of Industry Economy Research, mentor to PhD and post-doctoral tutor (finance discipline). He is an External Supervisor and the Chairman of the Audit Committee under the Supervisory Committee of Hua Xia Bank Co., Ltd. and an Independent Director of Shenzhen Fountain Corporation. He was the Director of the School of Business Administration of Capital University of Economics and Business. He graduated from the Graduate School of Chinese Academy of Social Sciences, majoring in industrial economics, with a PhD in Economics.

ZHANG Shouwen, aged 48, is an Independent Director of the Company and a Professor and Doctoral Mentor in the Law School of Peking University, the Director of Economic Law Institute of Peking University, the Vice President and Secretary General of the Economic Law Research Society of China Law Society, an Independent Director of Guoxin Securities Co., Ltd. and an Independent Director of Minmetals Development Co., Ltd.. He was a lecturer and Associate Professor of the Law School of Peking University. He graduated from the Law School of Peking University with a PhD in Laws.

YUE Heng, aged 40, is an Independent Director of the Company, a Professor, Dean and Doctorate Mentor of Accounting Department of Guanghua Management School of Peking University, and an Independent Director of Sinopharm, Jingjin Filter Press Group Limited and Beijing United Media Information Technology Co., Ltd. He is the winner of the first session of China National Funds for Distinguished Young Scientists, the winner of New Century Excellent Talents of the Ministry of Education 2012, the leading accounting talent of Ministry of Finance, the Councilor of Accounting Society of China and the Deputy Editor-in-Chief of CJAS magazine of Accounting Society of China. He was the Assistant Professor, Associate Professor and Professor of Accounting Department of Guanghua Management School of Peking University. He graduated from Tulane University in the United States with a doctor’s degree in accounting.

ZHANG Lizi, aged 51, is an Independent Director of the Company, a Professor and Assistant to the President of North China Electric Power University, and the Executive Deputy Head of the Academy of Modern Electric Power Research. She was successively as an Associate Professor and Associate Head of Faculty of the Beijing Graduate School of North China Electric Power Institute and Beijing Institute of Economic Momentum, a Professor and Head of Faculty of North China Electric Power University. Ms. Zhang graduated from North China Electric Power Institute, majoring in Electric Power System and Its Automation. She holds a doctor’s degree.

Supervisors

The table below sets forth certain information concerning our supervisors as of March 31, 2015. The current term for all of our supervisors is three years, which will expire in 2017.

Name	Age	Position with us
Ye Xiangdong	47	Chairman of the Board of Supervisors
Mu Xuan	39	Vice Chairman of the Board of Supervisors
Zhang Mengjiao	50	Supervisor
Gu Jianguo	48	Supervisor
Wang Zhaobin	59	Supervisor
Zhang Ling	54	Supervisor

YE Xiangdong, aged 47, is the Chairman of the Board of Supervisors of the Company and the Vice President of Huaneng Group. He was the Vice President of the Company, and the Executive Director and President of Huaneng Hulunbeier Energy Development Company Ltd.. He graduated from Chongqing University, majoring in thermal energy, and holds a master’s degree in Engineering. He is a senior engineer.

MU Xuan, aged 39, is the Vice Chairman of the Board of Supervisors of the Company and the Vice President of Dalian Construction Investment Group Co., Ltd. He was the Officer of Finance Department, the Deputy Head and Head of Budget and Finance Department of Dalian Construction Investment Co., Ltd., the Vice President of Dalian Changxing Island Development and Construction Investment Co., Ltd., the Assistant to the President of Dalian Construction Investment Group Co., Ltd. He graduated from Dongbei University of Finance and Economics, majoring in Technical Economy and Management, and holds a master’s degree.

ZHANG Mengjiao, aged 50, is a Supervisor of the Company, the Manager of the Finance Department of HIPDC, a Supervisor of Huaneng Anyuan Generation Co., Ltd., Huaneng DuanZhai Coal & Electricity Co., Ltd., Huaneng Chaohu Power Generation Co., Ltd. and Shaanxi Coal Industry Co., Ltd. and the Chairman of the board of Supervisors of Huaneng Shaanxi Power Generation Co., Ltd.. She was the Deputy Manager of the Finance Department of the Company. She graduated from Xiamen University, majoring in accounting. She holds a master’s degree in economics and is a senior accountant.

GU Jianguo, aged 48, is a Supervisor of the Company, the Chairman of Nantong Investment & Management Limited Company and the Vice President of Nantong State-owned Assets Investment Holdings Co., Ltd.. Mr. Gu was the Chief of Nantong Investment Management Centre, and a Director and the President of Nantong Investment & Management Limited Company. He graduated from Shanghai Jiao Tong University with a master’s degree. He is an economist.

WANG Zhaobin, aged 59, is a Supervisor of the Company and the Chairman of the Labour Union. He was the Manager of the Administration Department and the Corporate Culture Department of the Company. He graduated from China Beijing Municipal Communist Party School, majoring in economic management, and holds a bachelor’s degree. He is a senior corporate culture specialist.

ZHANG Ling, aged 54, is a Supervisor and the Manager of the Audit and Supervisory Department of the Company. She was the Manager of the Equity Management Department of the Company. She graduated from Zhongnan University of Finance and Economics with a bachelor’s degree in management, majoring in financial. She is a senior accountant.

Other Executive Officers

GU Biquan, aged 57, is the Vice President and General Counsel of the Company. He was the Secretary to the Board of the Company. He graduated from Beijing Radio and Television University, majoring in Electronics, and holds a college degree. He is an engineer.

ZHOU Hui, aged 51, is the Vice President and Chief Accountant of the Company. She was the Chief Accountant of the Company. She graduated from Renmin University of China, majoring in Financial Accounting, and holds a master’s degree in Economics. She is a senior accountant.

ZHAO Ping, aged 52, is the Vice President of the Company. He was the Chief Engineer of the Company. He graduated from Tsinghua University, majoring in thermal engineering, with a master’s degree in science and an EMBA degree. He is a researcher-grade senior engineer.

DU Daming, aged 48, is the Vice President and the Secretary to the Board of Directors of the Company. He was the Chief of the Administration Office of Huaneng Group and the Chief of the Office of the Board of Directors of the Company. He graduated from North China Electric Power University, majoring in electric system and automation, with a master’s degree in science. He is a senior engineer.

WU Senrong, aged 53, is the Vice President of the Company. He was the Manager of the Human Resources Department of the Company. He graduated from the School of Economics and Management of Tsinghua University, majoring in business administration for senior management, with a bachelor’s degree and an EMBA degree. He is a researcher-grade senior engineer.

SONG Zhiyi, aged 54, is the Vice President of the Company. He was the General Manager of Huaneng Northeast Branch and the Head of Construction Department of Huaneng Group. He graduated from the Guanghua Management Institute of Peking University, majoring in business administration, with a bachelor’s degree and an MBA degree. He is a senior engineer.

LI Jianmin, aged 53, is the Vice President of the Company. He was the General Manager (Factory Manager) of Huaneng Zhejiang Branch (Yuhuan Power Plant) and the General Manager of Huaneng Hebei Branch. He graduated from North China Electricity College, majoring in power plant and electricity system, with a bachelor’s degree in science. He is a researcher-grade senior engineer.

LIU Ranxing, aged 52, is the Vice President of the Company (commencement of term of office: March 2015). He was the President of Huaneng Northeast (Liaoning) Branch, and an Executive Director and President of Huaneng Energy & Communications Holdings Co., Ltd. He graduated from Harbin Institute of Technology, majoring in management engineering, with a master’s degree in science. He is a researcher-grade senior engineer.

HE Yong, aged 56, is the Chief Engineer of the Company. He was the Manager of the Safety and Production Department and the Deputy Chief Engineer of the Company. He graduated from Wuhan University, majoring in corporate management, with a master’s degree in management. He is a researcher-grade senior engineer.

B.	Compensation for Directors, Supervisors and Executive Officers

The table below sets forth the compensation on individual basis for the directors, supervisors and other executive officers for the year ended December 31, 2014:

Name	Position with the Company	Pre-tax Remuneration Paid by the Company in 2014(5)
(RMB in thousand)
Directors
Mr. Cao Peixi	Chairman of the Board of Directors	-
Mr. Guo Junming(3)	Vice Chairman of the Board of Directors	-
Mr. Liu Guoyue	Director and President	653
Mr. Li Shiqi	Director	-
Mr. Huang Jian	Director	-
Mr. Fan Xiaxia	Director and Vice President	974

Name	Position with the Company	Pre-tax Remuneration Paid by the Company in 2014(5)
Mr. Mi Dabin(2)	Director	-
Mr. Guo Hongbo	Director	48
Mr. Xu Zujian	Director	48
Ms. Li Song	Director	-
Mr. Li Zhensheng	Independent Director	74
Mr. Qi Yudong	Independent Director	74
Mr. Zhang Shouwen	Independent Director	74
Mr. Yue Heng(2)	Independent Director	-
Ms. Zhang Lizi(2)	Independent Director	-
Mr. Huang Long(1)	Vice Chairman of the Board of Directors	-
Mr. Shan Qunying(1)	Director	48
Mr. Xie Rongxing(1)	Director	48
Mr. Shao Shiwei(1)	Independent Director	74
Mr. Wu Liansheng(1)	Independent Director	74

Sub-total:		2,189

Supervisors
Mr. Ye Xiangdong(2)	Chairman of the Board of Supervisors	-
Mr. Mu Xuan(2)	Vice Chairman of the Board of Supervisors	-
Ms. Zhang Mengjiao	Supervisor	-
Mr. Gu Jianguo	Supervisor	48
Mr. Wang Zhaobin	Supervisor	836
Ms. Zhang Ling	Supervisor	736

Sub-total		1,620

Other Executive officers
Mr. Gu Biquan	Vice President andGeneral Counsel	839
Ms. Zhou Hui	Vice President and Chief Accountant	839
Mr. Zhao Ping	Vice President	838
Mr. Du Daming	Vice President and Secretary to the Board of Directors	838
Mr. Wu Senrong	Vice President	838
Mr. Song Zhiyi	Vice President	834
Mr. Li Jianmin	Vice President	836
Mr. Liu Ranxing(4)	Vice President	-
Mr. He Yong	Chief Engineer	836

Sub-total:		6,698
Total		10,507
___________________________________________
Notes:
(1)	Mr. Huang Long, Mr. Shan Qunying, Mr. Xie Rongxing, Mr. Shao Shiwei and Mr. Wu Liansheng retired on September 18, 2014.
(2)	Mr. Mi Dabin, Mr. Yue Heng, Ms. Zhang Lizi, Mr. Ye Xiangdong and Mr. Mu Xuan were appointed on September 18, 2014.
(3)	Mr. Guo Junming retired as a supervisor and appointed as a director on September 18, 2014.
(4)	Mr. Liu Ranxing was appointed on March 24, 2015
(5)
The remuneration paid by the Company in 2014 includes fees, basic salaries, performance salaries and pension. Please see Note 37 to the Item 18 Financial Statements, “Directors’, supervisors’ and senior management’s emoluments”.

The total remuneration paid to our directors, supervisors and executive officers is comprised of basic salaries, performance salaries and pension. Of these, performance salaries account for approximately 51% of the total remuneration. In addition, directors and supervisors who are also officers or employees of the Company receive certain other benefits, such as subsidized or free health care services, housing and transportation, which are customarily provided by large enterprises in the PRC to their employees. Each of the Company’s independent directors receives annual after-tax cash compensation of RMB60,000. We do not have any service contract with any director that provides for benefits upon termination of employment. In 2014, no option was granted to the directors or the supervisors.

C.	Board practice

We, in accordance with the resolutions passed at a shareholders’ general meeting, have set up four board committees, namely, the Audit Committee, the Strategy Committee, the Nomination Committee, and the Remuneration and Appraisal Committee, and formulated the working regulations for each committees in accordance with relevant rules and regulations. All committees operate in accordance with the working rules and utilize their members’ specific backgrounds, experience and industry expertise to provide advice to us, so as to enhance our operation efficiency and to make the decision-making process better informed.

The main duties of the Audit Committee are to assist our board in performing its statutory and fiduciary duties of supervising our accounting, financial reports, internal controls and compliance, including but not limited to, assisting our board in supervising (i) the authenticity of our financial statements; (ii) our compliance with the applicable laws and regulations; (iii) the qualification and independence of our independent auditors; (iv) the performances of our independent auditors and internal auditing department and (v) the control and management of the related-party transactions of the Company

The main duties of the Strategy Committee are to advise on, and conduct research in relation to, our long-term development strategies and decisions regarding significant investments.

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

The members of Audit Committee are Mr. Yue Heng (Chairman), Mr. Li Zhensheng, Mr. Qi Yudong, Mr. Zhang Shouwen and Ms. Zhang Lizi.

The members of Strategy Committee are Mr. Liu Guoyue (Chairman), Mr. Li Shiqi, Mr. Huang Jian, Mr. Fan Xiaxia, Mr. Li Zhensheng and Ms. Zhang Lizi.

The members of Nomination Committee are Mr. Li Zhensheng (Chairman), Mr. Fan Xiaxia, Mr. Mi Dabin, Ms. Li Song, Mr. Qi Yudong, Mr. Zhang Shouwen and Mr. Yue Heng.

The members of Remuneration and Appraisal Committee are Mr. Qi Yudong (Chairman), Mr. Liu Guoyue, Mr. Guo Hongbo, Mr. Xu Zujian, Mr. Li Zhensheng, Mr. Yue Heng and Ms. Zhang Lizi.

D.	Employees

As of December 31, 2014, we have 37,737 employees. Of these, 287 are headquarters management staff, 10,933 are power plant personnel directly involved in the management and operation of the power plants, and the remainder are maintenance personnel, ancillary service workers and others. Over 71% our work force graduated from university or technical college. As of December 31, 2012 and 2013, we had approximately 36,326 and 37,729 employees, respectively.

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

Our outstanding ordinary shares consist of A Shares and H Shares, each with a par value of RMB1.00 per share. The following table sets forth certain information regarding our major shareholders as of March 31, 2015.

Shareholder	Number of shares	Approximate percentage in the total issued domestic share capital %		Approximate percentage in the total issued share capital %
Huaneng International Power Development Corporation	5,066,662,118	48.25		35.14
China Huaneng Group(1)	1,672,769,384	15.93		11.60
Hebei Provincial Construction Investment Company	603,000,000	5.74		4.18
China Hua Neng Hong Kong Company Limited	472,000,000	-	(2)	3.27
___________________________________________
Notes:
(1)
Of the 1,672,769,384 shares, 6,246,664 A shares are held by Huaneng Group through its wholly owned subsidiary, Huaneng Capital Services Company Limited and and 111,398,171 domestic shares through its controlling subsidiary, Huaneng Finance Corporation Limited.

(2)	472,000,000 shares are H shares and represent 12.04% of the total issued H shares of the Company and 3.27% of the total issued share capital of the Company.

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

On May 12, 2006, HIPDC and other promoters (including the shareholders who assumed the rights and obligations of original promoters as a result of share transfer) entered into an amendment to the Shareholders’ Agreement, pursuant to which each promoter shall be entitled to exercise its own voting rights at the shareholders’ general meeting. Consequently, HIPDC currently holds 35.14% of our total voting rights. Since HIPDC’s parent company, Huaneng Group, currently holds, directly or indirectly, 14.87% of our total voting rights, HIPDC is able to exert control over us when acting in concert with Huaneng Group.

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

On June 28, 2014, pursuant to Guideline No. 4 for the Supervision of Listed Companies No.4 - Commitments and Their Fulfillment by Listed Companies and Their Actual Controllers, Shareholders, Related Parties and Acquirers issued by CSRC, Huaneng Group strengthened its aforementioned non-competing undertaking in the following ways: (i) it shall treat us as the only platform for integrating the conventional energy business of Huaneng Group; (ii) with respect to the conventional energy business assets of Huaneng Group located in Shandong Province, Huaneng Group undertakes that by the end of 2016, it will inject such assets into the our Company when the profitability of such assets has been improved and meets our internal requirements for the listing of our assets, which include clear delineation of assets and shares ownership between our Company and Huaneng Group, absence of decrease in earnings per share of the Company after injection and any unlawful events of significance, appreciation of state-owned assets, and certain waivers of shareholder rights by Huaneng Group; (iii) with respect to the other non-listed conventional energy business assets of Huaneng Group in other provincial administrative regions, Huaneng Group undertook that by the end of 2016, upon such assets meeting the our aforementioned internal requirements, the Group will inject such assets into the Company, with a view to supporting the Company’s continuous and stable development; and (iv) Huaneng Group will continue to perform each of its undertakings to support the development of its subordinated listed companies. The period of such undertakings is between June 28, 2014 and December 31, 2016.

On October 13, 2014, the Company signed a number of equity transfer agreements with each of Huaneng Group and HIPDC, pursuant to which the Company acquired the equity interests of ten power companies in total held by Huaneng Group and HIPDC for the consideration of approximately RMB9.276 billion. This transaction further reduced the business competition between the Company and major shareholder, and honoring the undertakings provided by major shareholder to support the development of the Company.

B.	Related party transactions

Guarantees

The table below sets forth information on guarantees provided by Huaneng Group, HIPDC and the Company to the related parties in 2014 for the purposes of financing their operation, construction and renovation.

Guarantor	Guarantee	Interest Rate	Largest Amount Outstanding in 2014	Amount Outstanding As of December 31, 2014
		(%)	(RMB)	(RMB)
Huaneng Group	The Company	6.36	47,837,704.08	16,315,897.41
(Ultimate Parent of the Company)	The Company	LIBOR + 0.075	57,865,516.51	19,358,422.02
	Yangliuqing Power Company(1)	2.15	321,628,569.25	254,845,628.27
HIPDC	The Company	5.00	2,000,000,000.00	2,000,000,000.00
The Company	Tuas Power Company(1)	SIBOR+1.65	11,885,565,887.54	11,216,464,042.81
	Tuas Power Company(1)	SIBOR+1.65	1,742,988,849.27	1,644,866,718.16
Gas Supply Pte. Ltd.	TPGS Green Energy Pte Ltd(1)	4.25	16,745,750.00	10,439,100.00
______________________________________________
Note:
(1)	These entities are subsidiaries of the Company.

Loans

The table below sets forth the loans made by Huaneng Group, subsidiaries of Huaneng Group, and the Company to the related parties in 2014 for the purposes of financing their operation, construction and renovation.

Lender	Borrower	Interest Rate	Largest Amount Outstanding in 2014	Outstanding Balance as of December 31, 2014
		%	(RMB)	(RMB)
Huaneng Group	The Company	5.400	640,484,600	640,484,600
(Ultimate Parent of the Company)

Huaneng Finance	The Company	5.400	267,000,000	267,000,000
(Subsidiary of Huaneng Group)	Yangliuqing(1)	5.400	150,000,000	150,000,000
	Weihai Power Plant(1)	5.400	100,000,000	100,000,000
	Huaiyin II Power Plant(1)	5.400	100,000,000	100,000,000
	Qinbei Power Plant(1)	5.040	200,000,000	200,000,000
	Yushe Power Plant(1)	5.400	100,000,000	100,000,000
	YushePower Plant(1)	5.040	130,000,000	130,000,000
	Yushe Power Plant(1)	5.600	100,000,000	100,000,000
	Xindian Power Plant(1)	5.700	100,000,000	100,000,000
	Luohuang Power Plant(1)	5.040	200,000,000	200,000,000
	Pingliang Power Plant(1)	5.040	100,000,000	100,000,000
	Yangliuqing Co-generation(1)	5.400	100,000,000	-
	Yangliuqing Co-generation(1)	5.040	200,000,000	200,000,000
	The Company(1)	5.040	200,000,000	200,000,000
	The Company(1)	5.040	200,000,000	200,000,000
	Suzhou Power Plant(1)	5.040	160,000,000	160,000,000

Xi’an Thermal (Subsidiary of Huaneng Group)	Diandong Energy(1)	5.320	200,000,000	200,000,000

China Huaneng Group Clean Energy Technology Research Institute Co. Ltd.	The Company	5.040	150,000,000	150,000,000
(Subsidiary of Huaneng Group)

Hua Neng HK (Subsidiary of Huaneng Group)	Beijing Co-Generation(1)	5.400	100,000,000	100,000,000

The Company	Weihai Power Plant(1)	6.000	400,000,000	-
	Weihai Power Plant(1)	5.700	200,000,000	-
	Weihai Power Plant(1)	5.700	200,000,000	-
	Weihai Power Plant(1)	5.700	350,000,000	-
	Weihai Power Plant(1)	5.700	300,000,000	-
	Weihai Power Plant(1)	6.000	280,000,000	-
	Weihai Power Plant(1)	5.535	24,203,000	-

Lender	Borrower	Interest Rate	Largest Amount Outstanding in 2014	Outstanding Balance as of December 31, 2014
	Huaiyin II Power Plant(1)	5.700	1,560,000,000	-
	Huaiyin II Power Plant(1)	5.885	1,420,000,000	1,200,000,000
	Taicang II Power Plant(1)	5.700	600,000,000	-
	Taicang II Power Plant(1)	5.700	100,000,000	-
	Taicang II Power Plant(1)	6.000	100,000,000	-
	Taicang II Power Plant(1)	6.600	70,000,000	-
	Taicang II Power Plant(1)	5.885	200,000,000	200,000,000
	Taicang II Power Plant(1)	5.350	100,000,000	100,000,000
	Taicang II Power Plant(1)	6.600	50,000	-
	Taicang Port(1)	6.600	50,000,000	-
	Qinbei Power Plant(1)	5.175	4,200,000	4,200,000
	Qinbei Power Plant(1)	5.600	1,100,000,000	-
	Qinbei Power Plant(1)	5.600	1,000,000,000	-
	Qinbei Power Plant(1)	6.000	1,000,000,000	-
	Qinbei Power Plant(1)	5.350	1,100,000,000	1,100,000,000
	Qinbei Power Plant(1)	5.350	500,000,000	500,000,000
	Yushe Power Plant(1)	5.700	100,000,000	-
	Yushe Power Plant(1)	5.700	100,000,000	-
	Yushe Power Plant(1)	5.700	140,000,000	-
	Yushe Power Plant(1)	5.700	70,000,000	-
	Yushe Power Plant(1)	5.700	70,000,000	-
	Yushe Power Plant(1)	5.700	265,000,000
	Yushe Power Plant(1)	6.000	100,000,000	-
	Yushe Power Plant(1)	5.600	300,000,000	-
	Yushe Power Plant(1)	5.600	40,000,000	-
	Yushe Power Plant(1)	5.600	160,000,000	-
	Yushe Power Plant(1)	6.031	140,000,000	140,000,000
	Yushe Power Plant(1)	5.762	200,000,000	200,000,000
	Yushe Power Plant(1)	5.885	140,000,000	140,000,000
	Yushe Power Plant(1)	5.350	265,000,000	265,000,000
	Yushe Power Plant(1)	5.350	100,000,000	100,000,000
	Yushe Power Plant(1)	5.350	340,000,000	340,000,000
	Yushe Power Plant(1)	5.350	160,000,000	160,000,000
	Xindian Power Plant(1)	6.000	170,000,000	-
	Xindian Power Plant(1)	6.000	400,000,000	-
	Xindian Power Plant(1)	5.700	85,000,000	-
	Xindian Power Plant(1)	5.700	50,000,000	-
	Xindian Power Plant(1)	5.700	50,000,000	-
	Xindian Power Plant(1)	5.700	1,200,000,000	-
	Xindian Power Plant(1)	5.350	1,285,000,000	1,285,000,000
	Xindian Power Plant(1)	5.350	720,000,000	720,000,000
	Yueyang Power Plant(1)	6.000	900,000,000	-
	Yueyang Power Plant(1)	5.175	14,780,000	14,780,000
	Luohuang Power Plant(1)	5.700	330,000,000	-
	Luohuang Power Plant(1)	5.175	34,500,000	34,500,000
	Pingliang Power Plant(1)	5.700	970,000,000	-
	Pingliang Power Plant(1)	5.700	1,250,000,000	-
	Pingliang Power Plant(1)	5.600	100,000,000	-
	Pingliang Power Plant(1)	5.350	970,000,000	970,000,000
	Pingliang Power Plant(1)	5.350	1,250,000,000	1,250,000,000
	Pingliang Power Plant(1)	5.350	100,000,000	100,000,000
	Shidongkou Power(1)	5.175	5,160,000	5,160,000
	Daditaihong(1)	5.600	88,000,000	-
	Daditaihong(1)	5.600	140,000,000	-
	Daditaihong(1)	5.700	67,000,000	-
	Daditaihong(1)	5.700	200,000,000	-
	Daditaihong(1)	5.762	34,000,000	34,000,000

Lender	Borrower	Interest Rate	Largest Amount Outstanding in 2014	Outstanding Balance as of December 31, 2014
	Daditaihong(1)	5.885	200,000,000	200,000,000
	Daditaihong(1)	5.350	140,000,000	140,000,000
	Daditaihong(1)	5.350	68,000,000	68,000,000
	Qidong Wind Power(1)	5.600	360,000,000	-
	Qidong Wind Power(1)	5.350	360,000,000	360,000,000
	Qidong Wind Power(1)	5.350	40,000,000	40,000,000
	Yangliuqing Co-generation(1)	5.580	170,000,000	-
	Yangliuqing Co-generation(1)	5.175	4,390,000	4,390,000
	Xiangqi Hydropower(1)	5.700	100,000,000	-
	Xiangqi Hydropower(1)	5.700	50,000,000	-
	Xiangqi Hydropower(1)	5.700	10,000,000	-
	Xiangqi Hydropower(1)	5.700	10,000,000	-
	Xiangqi Hydropower(1)	5.700	30,000,000	-
	Xiangqi Hydropower(1)	5.600	200,000,000	-
	Xiangqi Hydropower(1)	6.462	100,000,000	-
	Xiangqi Hydropower(1)	5.762	10,000,000	10,000,000
	Xiangqi Hydropower(1)	5.885	100,000,000	100,000,000
	Xiangqi Hydropower(1)	5.885	10,000,000	10,000,000
	Xiangqi Hydropower(1)	5.350	200,000,000	200,000,000
	Xiangqi Hydropower(1)	5.350	20,000,000	20,000,000
	Yingkou Co-generation(1)	5.200	700,000,000	700,000,000
	Yingkou Co-generation(1)	3.720	700,000,000	-
	Yingkou Co-generation(1)	5.600	500,000,000	-
	Yingkou Co-generation(1)	5.350	500,000,000	500,000,000
	Zuoquan Power Plant(1)	5.600	400,000,000	-
	Zuoquan Power Plant(1)	5.700	200,000,000	-
	Zuoquan Power Plant(1)	5.600	500,000,000	-
	Zuoquan Power Plant(1)	5.600	200,000,000	-
	Zuoquan Power Plant(1)	5.320	1,270,000,000	-
	Zuoquan Power Plant(1)	5.350	300,000,000	300,000,000
	Zuoquan Power Plant(1)	5.350	600,000,000	600,000,000
	Zuoquan Power Plant(1)	5.350	500,000,000	500,000,000
	Zuoquan Power Plant(1)	5.350	1,000,000,000	1,000,000,000
	Kangbao Wind Power(1)	6.000	15,000,000	-
	Wafangdian Wind Power(1)	5.600	172,500,000	-
	Wafangdian Wind Power(1)	5.350	142,500,000	142,500,000
	Changtu Wind Power(1)	6.000	24,000,000	-
	Changtu Wind Power(1)	5.762	20,000,000	20,000,000
	Changtu Wind Power(1)	5.885	48,000,000	48,000,000
	Changtu Wind Power(1)	5.885	50,000,000	50,000,000
	Changtu Wind Power(1)	5.350	8,000,000	8,000,000
	Changtu Wind Power(1)	5.350	27,000,000	27,000,000
	Haimen Port(1)	5.700	9,000,000	-

Lender	Borrower	Interest Rate	Largest Amount Outstanding in 2014	Outstanding Balance as of December 31, 2014
	Haimen Port(1)	5.700	14,000,000	-
	Haimen Port(1)	5.700	20,000,000	-
	Haimen Port(1)	5.700	15,000,000	-
	Haimen Port(1)	5.700	40,000,000	-
	Haimen Port(1)	5.700	20,000,000	-
	Haimen Port(1)	6.000	120,000,000	-
	Haimen Port(1)	5.700	42,000,000	-
	Haimen Port(1)	5.600	240,000,000	-
	Haimen Port(1)	5.762	160,000,000	160,000,000
	Haimen Port(1)	5.885	24,000,000	24,000,000
	Haimen Port(1)	5.600	10,000,000	-
	Haimen Port(1)	5.350	120,000,000	120,000,000
	Haimen Port(1)	5.600	30,000,000	-
	Haimen Port(1)	5.350	280,000,000	280,000,000
	Rudong Wind Power(1)	5.700	20,000,000	-
	Rudong Wind Power(1)	5.700	10,000,000	-
	Rudong Wind Power(1)	5.700	20,000,000	-
	Rudong Wind Power(1)	5.700	100,000,000	-
	Rudong Wind Power(1)	5.350	100,000,000	100,000,000
	Zhanhua Co-generation(1)	6.000	750,000,000	750,000,000
	Zhanhua Co-generation(1)	6.000	200,000,000	200,000,000
	Zhanhua Co-generation(1)	5.320	300,000,000	300,000,000
	Hualu Sea Transportation(1)	5.700	35,000,000	-
	Hualu Sea Transportation(1)	5.700	130,000,000	-
	Hualu Sea Transportation(1)	5.762	35,000,000	35,000,000
	Hualu Sea Transportation(1)	5.885	130,000,000	130,000,000
	Fujian Port(1)	5.700	43,000,000	-
	Fujian Port(1)	5.700	780,000,000	-
	Fujian Port(1)	5.700	208,800,000	-
	Fujian Port(1)	5,700	90,000,000	-
	Fujian Port(1)	5.700	30,000,000	-
	Fujian Port(1)	5.700	40,000,000	-
	Fujian Port(1)	5.700	50,000,000	-
	Fujian Port(1)	5.700	38,000,000	-
	Fujian Port(1)	5.700	50,000,000	-
	Fujian Port(1)	6.000	132,000,000	132,000,000
	Fujian Port(1)	6.462	70,000,000	70,000,000
	Fujian Port(1)	6.462	780,000,000	780,000,000
	Fujian Port(1)	6.462	303,000,000	303,000,000
	Fujian Port(1)	6.462	246,800,000	246,800,000
	Diandong Energy(1)	5.700	100,000,000	-
	Diandong Energy(1)	5.201	1,000,000,000	1,000,000,000
	Diandong Energy(1)	5.700	60,000,000	-
	Diandong Energy(1)	5.700	60,000,000	-
	Diandong Energy(1)	6.000	175,000,000	-
	Diandong Energy(1)	5.600	100,000,000	-
	Diandong Energy(1)	5.600	1,000,000,000	-
	Diandong Energy(1)	6.462	200,000,000	-
	Diandong Energy(1)	5.762	100,000,000	100,000,000
	Diandong Energy(1)	5.885	150,000,000	150,000,000
	Diandong Energy(1)	5.885	20,000,000	20,000,000
	Diandong Energy(1)	5.350	100,000,000	100,000,000
	Diandong Energy(1)	5.350	200,000,000	200,000,000
	Diandong Energy(1)	5.350	200,000,000	200,000,000
	Diandong Energy(1)	5.350	148,000,000	148,000,000
	Diandong Energy(1)	5.350	1,100,000,000	1,100,000,000

Lender	Borrower	Interest Rate	Largest Amount Outstanding in 2014	Outstanding Balance as of December 31, 2014
	Yuwang Energy(1)	5.320	200,000,000	-
	Yuwang Energy(1)	5.320	90,000,000	-
	Yuwang Energy(1)	5.600	500,000,000	-
	Yuwang Energy(1)	5.762	300,000,000	100,000,000
	Yuwang Energy(1)	5.885	40,000,000	40,000,000
	Yuwang Energy(1)	5.350	60,000,000	60,000,000
	Yuwang Energy(1)	5.350	60,000,000	60,000,000
	Yuwang Energy(1)	5.350	60,000,000	60,000,000
	Yuwang Energy(1)	5.885	250,000,000	250,000,000
	Yuwang Energy(1)	5.350	480,000,000	480,000,000
	Suzihe Hydropower(1)	6.000	350,400,000	-
	Suzihe Hydropower(1)	5.350	367,100,000	367,100,000
	Suzihe Hydropower(1)	5.350	33,790,000	33,790,000
	Enshi Maweigou Hydropower(1)	5.700	10,000,000	-
	Enshi Maweigou Hydropower(1)	5.700	5,000,000	-
	Enshi Maweigou Hydropower(1)	5.700	100,000,000	-
	Enshi Maweigou Hydropower(1)	5.700	10,000,000	-
	Enshi Maweigou Hydropower(1)	5.700	5,000,000	-
	Enshi Maweigou Hydropower(1)	6.000	234,000,000	-
	Enshi Maweigou Hydropower(1)	6.000	10,000,000	-
	Enshi Maweigou Hydropower(1)	6.462	5,000,000	-
	Enshi Maweigou Hydropower(1)	6.462	10,000,000	-
	Enshi Maweigou Hydropower(1)	6.462	10,000,000	-
	Enshi Maweigou Hydropower(1)	6.462	10,000,000	-
	Enshi Maweigou Hydropower(1)	6.462	40,000,000	-
	Enshi Maweigou Hydropower(1)	6.600	20,000,000	-
	Tongxiang CCGT(1)	5.700	142,000,000	-
	Tongxiang CCGT(1)	5.700	108,000,000	-
	Tongxiang CCGT(1)	5.600	140,000,000	-
	Tongxiang CCGT(1)	5.600	260,000,000	-
	Tongxiang CCGT(1)	6.462	40,000,000	-
	Tongxiang CCGT(1)	5.350	80,000,000	80,000,000
	Tongxiang CCGT(1)	5.350	30,000,000	30,000,000
	Tongxiang CCGT(1)	5.350	200,000,000	200,000,000
	Qingdao Co-generation(1)	5.700	20,000,000	-
	Qingdao Co-generation(1)	5.432	50,000,000	50,000,000
	Qingdao Co-generation(1)	5.350	20,000,000	20,000,000
	Liangjiang CCGT(1)	5.700	150,000,000	-
	Liangjiang CCGT(1)	5.700	300,000,000	-
	Liangjiang CCGT(1)	5.700	252,000,000	-
	Liangjiang CCGT(1)	5.700	5,000,000	-

Lender	Borrower	Interest Rate	Largest Amount Outstanding in 2014	Outstanding Balance as of December 31, 2014
	Liangjiang CCGT(1)	5.700	23,000,000	-
	Liangjiang CCGT(1)	5.700	30,000,000	-
	Liangjiang CCGT(1)	5.700	40,000,000	-
	Liangjiang CCGT(1)	5.600	30,000,000	30,000,000
	Liangjiang CCGT(1)	5.320	200,000,000	200,000,000
	Jiangxi Clean Energy(1)	5.600	20,000,000	-
	Jiangxi Clean Energy(1)	6.031	5,000,000	5,000,000
	Jiangxi Clean Energy(1)	5.762	10,000,000	10,000,000
	Jiangxi Clean Energy(1)	5.762	10,000,000	10,000,000
	Jiangxi Clean Energy(1)	5.350	20,000,000	20,000,000
	Suzhou CCGT(1)	5.600	180,000,000	-
	Suzhou CCGT(1)	5.600	20,000,000	-
	Suzhou CCGT(1)	5.600	20,000,000	-
	Suzhou CCGT(1)	5.762	67,264,000	67,264,000
	Suzhou CCGT(1)	5.350	220,000,000	220,000,000
	Subaoding Wind Power(1)	5.700	20,000,000	-
	Subaoding Wind Power(1)	5.700	52,000,000	-
	Subaoding Wind Power(1)	6.462	20,000,000	-
	Dongshan CCGT(1)	5.600	120,000,000	-
	Dongshan CCGT(1)	5.885	50,000,000	50,000,000
	Dongshan CCGT(1)	5.885	30,000,000	30,000,000
	Dongshan CCGT(1)	5.350	11,000,000	11,000,000
	Dongshan CCGT(1)	5.350	34,000,000	34,000,000
	Dongshan CCGT(1)	5.600	200,000,000	-
	Dongshan CCGT(1)	5.350	120,000,000	120,000,000
	International Fuel(1)	6.462	500,000,000	-
	International Fuel(1)	6.462	500,000,000	-
	Fuyuan Wind Power(1)	5.350	20,000,000	20,000,000
	Fuyuan Wind Power(1)	5.762	30,000,000	30,000,000
	Fuyuan Wind Power(1)	5.885	70,000,000	70,000,000
	Fuyuan Wind Power(1)	5.350	32,000,000	32,000,000
	Fuyuan Wind Power(1)	5.885	30,000,000	30,000,000
	Haimen Power(1)	6.250	1,400,000,000	1,120,000,00
	Haimen Power(1)	6.939	1,000,000,000	-
	Haimen Power(1)	6.250	600,000,000	600,000,000
	Haimen Power(1)	5.350	160,000,000	160,000,000
	Haimen Power(1)	5.350	240,000,000	240,000,000
	Haimen Power(1)	5.350	110,000,000	110,000,000
	Haimen Power(1)	5.350	730,000,000	730,000,000
	Luoyang Co-generation(1)	6.490	20,000,000	20,000,000
	Luoyang Co-generation(1)	6.462	80,000,000	80,000,000
	Yingkou Port(1)	5.885	30,000,000	30,000,000
	Yingkou Port(1)	5.885	50,000,000	50,000,000
	Yingkou Xianrendao Co-generation(1)	5.885	40,000,000	40,000,000
	Yingkou Xianrendao Co-generation(1)	5.885	16,250,000	16,250,000
	Guidong Wind Power(1)	5.762	10,000,000	10,000,000
	Guidong Wind Power(1)	5.350	40,000,000	40,000,000
	Guidong Wind Power(1)	5.350	60,000,000	60,000,000
	Luhe Wind Power(1)	5.762	10,000,000	10,000,000
	Luhe Wind Power(1)	5.762	10,000,000	10,000,000

Lender	Borrower	Interest Rate	Largest Amount Outstanding in 2014	Outstanding Balance as of December 31, 2014
	Mianchi Co-generation(1)	5.885	100,000,000	100,000,000
	Mianchi Co-generation(1)	5.885	80,000,000	80,000,000
	Mianchi Co-generation(1)	5.885	20,000,000	20,000,000
	Mianchi Co-generation(1)	5.885	50,000,000	50,000,000
	Mianchi Co-generation(1)	5.885	50,000,000	50,000,000
	Anbei Third Wind Power(1)	6.000	80,000,000	-
	Anbei Third Wind Power(1)	5.350	100,000,000	100,000,000
	Jingling Power(1)	6.000	300,000,000	-
	Panxian Wind Power(1)	5.885	10,000,000	10,000,000
	Panxian Wind Power(1)	5.885	10,000,000	10,000,000
	Panxian Wind Power(1)	5.885	20,000,000	20,000,000
	Panxian Wind Power(1)	5.600	36,000,000	-
	Nanjing CCGT(1)	6.000	400,000,000	400,000,000
	Huaining Wind Power(1)	6.600	10,000,000	10,000,000
	Si'an Photovoltaic(1)	5.350	18,000,000	18,000,000

Note:
(1)	These entities are subsidiaries of the Company.

Lease Agreement

Pursuant to a leasing agreement and a supplemental agreement entered into by Huaneng Property Co., Ltd. (formerly known as Beijing Huaneng Mansion Construction and Management Co., Ltd.) and us on April 1, 2010 and July 1, 2011, respectively, Huaneng Construction agreed to lease the designated offices of Huaneng Mansion to us until March 31, 2014.  On April 1, 2014, we renewed the leasing agreement with Huaneng Property Co., Ltd. with a total leasing area of 30,428.70 square meters for three years. After renewal, such leasing agreement will expire on March 31, 2017 and the annual rent is RMB116.62 million.

Transactions with Huaneng Group

On December 27, 2013, we entered into the Framework Agreement with Huaneng Group, our ultimate controlling shareholder, for a term commencing on January 1, 2014 and expiring on December 31, 2014. Pursuant to the Huaneng Group Framework Agreement, we will conduct the following transactions with Huaneng Group and its subsidiaries and associates: (i) the purchase of ancillary equipment and parts; (ii) the purchase of coal and transportation services; (iii) the sale of products; (iv) leasing of facilities, land and office spaces; (v) technical services, engineering contracting services and other services; (vi) the provision of entrusted sale services and (vii) trust loans and the entrusted loan. On November 19, 2014, we renewed the Huaneng Group Framework Agreement with Huaneng Group, for a term commencing on January 1, 2015 and expiring on December 31, 2015.

Transactions with Huaneng Finance

On January 5, 2012, we entered into the Huaneng Finance Framework Agreement with Huaneng Finance, a subsidiary of Huaneng Group, for a term commencing on January 1, 2012 and expiring on December 31, 2014. Pursuant to the Huaneng Finance Framework Agreement, we will enter into the following transactions with Huaneng Finance: (i) placing cash deposits by us with Huaneng Finance; (ii) provision of discounting services by Huaneng Finance to us; and (iii) provision of loan advancement by Huaneng Finance to us. Such transactions will be conducted on an on-going basis and will constitute continuing connected transactions under the Hong Kong Listing Rules. During the period from 2012 to 2014, the maximum outstanding balance of the deposits to be placed with Huaneng Finance under the Huaneng Finance Framework Agreement, on a daily basis, will not exceed RMB6 billion. As of December 31, 2014, we placed with Huaneng Finance current deposits of approximately RMB5,048.72 million, which bore interest rates ranging from 0.35% to 1.35% per annum.

Transactions with Jiangsu Guoxin

On December 27, 2013, we entered into a framework agreement with Jiangsu Province Guoxin Asset Management Group Company Limited (“Jiangsu Guoxin”) for a term commencing on January 1, 2014 and expiring on December 31, 2014, pursuant to which our Company and its subsidiaries will provide entrusted sale services to Jiangsu Guoxin. On November 19, 2014, we renewed the agreement with Jiangsu Guoxin for a term commencing on January 1, 2015 and expiring on December 31, 2015.

Entrusted Management Agreement with Huaneng Group

We have entered into certain entrusted management agreement with Huaneng Group in connection with mutual management of electricity assets. Services under such entrusted management arrangements include preliminary project planning, annual budget and comprehensive planning, power marketing, production management of power plants, construction management, financial management, human resources and labor wages management, administration management, legal service management, assets operation and shareholding management, information disclosure management, related party transaction management, risk and internal control management, comprehensive affairs management and reporting/co-ordination management. By entering into these entrusted management arrangements, we aim to further improve the overall and management efficiency of our electricity assets in several provinces via the province level management system of Huaneng Group.

Coal purchases and service fee occurred for transportation

In 2014, we paid RMB373.88 million, RMB1,569.65 million, RMB84.01 million, RMB1,105.10 million and RMB2,705.87 million, respectively, to Huaneng Energy & Communications Holdings Co., Ltd. and its subsidiaries, Rizhao Power Company, North United Power Coal Transportation and Marketing Co., Ltd., Gansu Huating Coal Power Co., Ltd. and Shanghai Time Shipping for coal purchase and service fees incurred for transportation.

Transactions with Huaneng Group and HIPDC

On October 13, 2014, we entered into certain agreements with Huaneng Group on the transfer of equity interests in certain companies previously owned by Huaneng Group, pursuant to which we acquired from Huaneng Group 91.8% equity interests in Huaneng Hainan Power Inc., 75% equity interests in Huaneng Wuhan Power Generation Co. Ltd., 53.45% equity interests in Huaneng Suzhou Thermal Power Co. Ltd., 97% equity interests in Enshi Qingjiang Dalongtan Hydropower Development Co. Ltd. and 100% equity interests in Huaneng Hualiangting Hydropower Co., Ltd. for the consideration of RMB7,337,647,400.

On October 13, 2014, we entered into certain agreements with HIPDC on the transfer of equity interests in certain companies previously owned by HIPDC, pursuant to which we acquired from HIPDC 60% equity interests in Huaneng Chaohu Power Generation Co. Ltd., 100% equity interests in Huaneng Ruijin Power Generation Co., Ltd., 100% equity interests in Huaneng Anyuan Power Generation Co., Ltd., 100% equity interests in Huaneng Jingmen Thermal Power Co., Ltd. and 100% equity interests in Huaneng Yingcheng Thermal Power Co., Ltd.  for the consideration of RMB1,938,178,900.

According to the aforesaid transfer agreements, we paid 50% of the consideration of these transactions to Huaneng Group and HIPDC on January 8, 2015. Upon the completion of these transactions, we increased a total installed operational capacity of 7,087.5 MW, installed attributable operational capacity of 5,737.7 MW, and capacity under construction of 2,300 MW.

Establishing Joint Venture with Hua Neng HK

On November 19, 2014, we entered into a joint venture contract with Hua Neng HK to jointly establish Huaneng Rudong Baxianjiao Offshore Wind Power Company Limited (“Baxianjiao Wind Power”), pursuant to which, Baxianjiao Wind Power shall have registered capital of RMB610 million, we will hold 70% of its equity interest and contribute capital of RMB427 million, and Hua Neng HK will hold 30% of its equity interest and contribute capital equivalent to RMB 183 million by U.S. dollars cash remittance.

For a detailed discussion of related party transactions, see Note 35 to the Financial Statements.

C.	Interests of experts and counsel

Not applicable.

ITEM 8	Financial Information

A.	Consolidated statements and other financial information

See pages F-1 to F-105.

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

Our board has proposed a cash dividend of RMB0.38 per ordinary share (tax inclusive) for the year ended December 31, 2014, which is equivalent to RMB15.2 per ADS. The total dividend to be paid amounts to approximately RMB5,480 million.

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

		Closing Price per ADS
		High	Low
		(US$)	(US$)
2010		25.68	20.77
2011		23.87	15.67
2012		37.15	21.02
2013		49.37	33.83
2014		56.44	31.51

2013	First Quarter	43.95	35.35
	Second Quarter	49.37	33.83
	Third Quarter	43.43	37.22
	Fourth Quarter	44.01	35.58

2014	First Quarter	39.06	31.51
	Second Quarter	45.24	39.17
	Third Quarter	49.21	43.66
	Fourth Quarter	56.44	42.65

2015	First Quarter	59.94	44.2

2014	October	49.55	42.65
	November	49.48	44.56
	December	56.44	46.72

2015	January	59.94	52.79
	February	55.83	46.81
	March	50.43	44.2
__________________________________________
Source: Reuters

Each ADS represents 40 H shares. As of March 31, 2015, there were 122 registered holders of American Depositary Receipts evidencing ADS.

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

		Closing Price per H Share
		High	Low
		(HK$)	(HK$)
2010		5.04	4.10
2011		4.65	3.02
2012		7.19	4.13
2013		9.64	6.21
2014		10.92	6.21

2013	First Quarter	8.54	6.83
	Second Quarter	9.64	6.78
	Third Quarter	8.5	7.13
	Fourth Quarter	8.74	6.87

2014	First Quarter	7.61	6.21
	Second Quarter	8.75	7.57
	Third Quarter	9.52	8.48
	Fourth Quarter	10.92	8.3

2015	First Quarter	11.3	8.54

2014	October	9.52	8.3
	November	9.52	8.56
	December	10.92	8.98

2015	January	11.3	10.28
	February	10.82	9.09
	March	9.75	8.54

As of March 31, 2015, there were 401 registered holders of H Shares.

ITEM 10	Additional Information

A.	Share capital

Not applicable.

B.	Memorandum and articles of association

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

The following decisions must be adopted by special resolution:

•	an increase or reduction of our registered share capital or the issuance of shares, including stock distributions, of any class, warrants and other similar securities;

•	issuance of debentures;

•	our division, merger, dissolution, liquidation and change of the legal form;

•	amendments to our Articles of Association;

•	acquisition or disposal of material assets or providing a guarantee in the amount exceeding 30% of our most recent audited total assets within one year;

•	adjustments to our profit distribution policy; and

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

Disclosure

The Listing Agreement imposes a requirement on us to keep the Hong Kong Stock Exchange, our shareholders and other holders of our listed securities informed as soon as reasonably practicable of any information relating to us and our subsidiaries, including information on any major new developments which are not public knowledge, which:

•	is necessary to enable them and the public to appraise the position of us and our subsidiaries;

•	is necessary to avoid the establishment of a false market in its securities; and

•	might be reasonably expected to materially affect market activity in and the price of its securities.

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

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated:

		Noon Buying Rate
Period		End	Average(1)	High	Low
			(RMB per US$1.00)
2010		6.6000	6.7603	6.6000	6.8330
2011		6.2939	6.4475	6.2939	6.6364
2012		6.2301	6.2990	6.2221	6.3879
2013		6.0537	6.1412	6.0537	6.2438
2014		6.2046	6.1704	6.0402	6.2591
	October	6.1124	6.1251	6.1107	6.1385
	November	6.1429	6.1249	6.1117	6.1429
	December	6.2046	6.1886	6.1490	6.2256
2015	January	6.2495	6.2181	6.1870	6.2535
	February	6.2695	6.2518	6.2399	6.2695
	March	6.1990	6.2386	6.1955	6.2741
	April (through April 10, 2015)	6.2082	6.1989	6.1930	6.2082
__________________________________
Source: Federal Reserve Statistical Release, Board of Governors of the Federal Reserve System.
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

Capital gains tax on sales of shares

In accordance with the New Enterprise Income Tax Law, capital gains realized by foreign enterprises which are non-resident enterprises in China upon the sale of overseas shares are generally subject to a PRC withholding tax levied at a rate of 10%, unless exempted or reduced pursuant to an applicable double-taxation treaty or other exemptions. The capital gains realized by resident enterprises, including enterprises established under the laws of non-PRC jurisdictions but whose “de facto management body” is located in the PRC, upon the sales of overseas shares are subject to the PRC enterprise income tax.

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

In addition, effective from August 1, 2012, according to the relevant regulations of Ministry of Finance of PRC and State Administration of Taxation, nine pilot regions including Shanghai, Beijing, Tianjin, Jiangsu Province, Anhui Province, Zhejiang Province, Fujian Province, Hubei Province and Guangdong Province have been under the pilot program for the transformation from Business Tax to VAT since January 1, 2012 and all other regions have been since August 1, 2013 for specified industry. The applicable tax rate of VAT for the Company and its subsidiaries in respect of the lease of tangible movable properties, transportation industry and other modern services industries are 17%, 11% and 6%, respectively.

United States federal income tax considerations

The following discussion is a summary of United States federal income tax considerations relating to the ownership and disposition of our H shares or ADSs by a U.S. Holder (as defined below). This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. This discussion does not address all aspects of United States federal income taxation which may be important to particular holders in light of their particular circumstances, such as holders subject to special tax rules including: banks or other financial institutions, insurance companies, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, regulated investment companies, real estate investment trusts, cooperatives, pension plans, tax-exempt organizations (including private foundations), holders who are not U.S. Holders, holders who own (directly, indirectly, or constructively) 10% or more of the voting power or value of our stock, holders that hold H shares or ADSs as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, holders who acquired their ADSs or H shares pursuant to any employee share option or otherwise as compensation, or holders that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any state, local, non-United States, non-income tax (such as the United States federal gift and estate tax), or alternative minimum tax considerations or the Medicare tax. This discussion only addresses holders that hold their H shares or ADSs as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). U.S. Holders are urged to consult their tax advisors regarding the United States federal, state, local, and non-United States income and other tax considerations relating to the ownership and disposition of our H shares or ADSs.

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

If a partnership (including any entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of H shares or ADSs, the tax treatment of a partner in such partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our H shares or ADSs are urged to consult their tax advisors regarding the United States federal income tax considerations relating to the ownership and disposition of our H shares or ADSs.

For United States federal income tax purposes, it is generally expected that a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a holder of ADSs will be treated in this manner. Accordingly, deposits or withdrawals of H shares for ADSs will generally not be subject to United States federal income tax.

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

We do not believe that we were classified as a PFIC for the taxable year ending 2014. The determination of whether we will be or become a PFIC will depend, in part, upon the composition of our income and our assets (which are subject to change from year to year) and the market price of our ADSs (of which we cannot control). Although we do not expect that our business plans will change in a manner that will affect our PFIC status, no assurance can be given in this regard. Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance may be given with respect to our PFIC status for any taxable year.

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

A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. There is currently a tax treaty in effect between the United States and the People’s Republic of China (the “U.S.-PRC Treaty”) which the Secretary of Treasury of the United States determined is satisfactory for these purposes and we believe that we are eligible for the benefits of such treaty. Additionally, our ADSs (but not our H shares) trade on the New York Stock Exchange, an established securities market in the United States and the ADSs are expected to be readily tradable for so long as they continue to be listed on the New York Stock Exchange. Thus, while we presently believe that we are a qualified foreign corporation for purposes of the reduced treaty rate, there can be no assurance that the dividends we pay on our H shares or ADSs will meet the conditions required for the reduced tax rate in the current taxable year or future taxable years. Dividends received on H shares or ADSs will not be eligible for the dividends received deduction allowed to corporations. U.S. Holders are urged to consult their tax advisors regarding the rate of tax that will apply to them with respect to dividends (if any) received from U.S.

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

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections, which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

As discussed above under “Dividends,” dividends that we pay on the ADSs or our H shares will not be eligible for the reduced tax rate that applies to qualified dividend income if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year. In addition, if a U.S. Holder owns the ADSs or our H shares during any taxable year that we are a PFIC, such holder would generally be required to file an annual IRS Form 8621. Each U.S. Holder is advised to consult its tax advisors regarding the potential tax consequences to such holder if we are or become a PFIC, including the possibility of making a mark-to-market election.

Information Reporting

U.S. Holders may be subject to information reporting to the United States Internal Revenue Service with respect to dividends on and proceeds from the sale or other disposition of our H shares or ADSs. U.S. Holders are urged to consult their tax advisors regarding the application of the United States information reporting and backup rules to their particular circumstances.

Certain U.S. Holders who hold “specified foreign financial assets”, including stock of a non-U.S. corporation that is not held in an account maintained by a U.S. “financial institution”, whose aggregate value exceeds $50,000 during the tax year, may be required to attach to their tax returns for the year certain specified information. An individual who fails to timely furnish the required information may be subject to a penalty. U.S. Holders are urged to consult their tax advisors regarding their reporting obligations under this legislation.

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

Equity price risk

The available-for-sale financial assets and trading securities of the Company and its subsidiaries are exposed to equity security price risk. The trading securities were disposed of in 2014.

Detailed information relating to the available-for-sale financial assets is disclosed in Note 10 to the financial statements. The Company has a supervisor in the supervisory committee of the most significant investment in available-for-sale financial assets (China Yangtze Power Co., Ltd.) and exercises influence in safeguarding its interest. The Company also closely monitors the pricing trends in the open market in determining its long-term strategic stakeholding decisions.

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

The following table provides information, by maturity date, regarding our foreign currency sensitive financial instruments, which consist of bank balances and cash, short-term and long-term debt obligations, capital commitments and forward exchange contracts as of December 31, 2014 and average interest rates for the year ended December 31, 2014.

(RMB expressed in millions, except interest rate and exchange rate)

	As of December 31, 2014
	Expected Maturity Date						Total Carrying Amount	Fair Value
	2015	2016	2017	2018	2019	Thereafter
On-balance sheet financial instruments
Bank balances and cash:
In U.S. Dollar	753	-	-	-	-	-	753	753
In Japanese Yen	0.004	-	-	-	-	-	0.004	0.004
In Hong Kong Dollar	2,445	-	-	-	-	-	2,445	2,445

Debts
Fixed rate bank loans
(U.S. Dollar)	16	-	-	-	-	-	16	16
Average interest rate	6.360	-	-	-	-	-	—	—

Fixed rate bank loans(Euro)	70	70	70	63	44	115	432	373
Average interest rate	2.065	2.065	2.065	2.071	2.102	2.137	—	—

Variable rate bank and other loans
(U.S. Dollar)	408	389	389	389	389	1334	3,298	3,298
Average interest rate	1.696	1.740	1.740	1.740	1.740	1.740	—	—

Gas purchase commitments (U.S. Dollar)	6,247	6,247	6,336	6,336	6,336	33,529	65,031	65,031

	As of December 31, 2014
	Expected Maturity Date						Total Carrying Amount	Fair Value
	2015	2016	2017	2018	2019	Thereafter
Forward exchange contracts (Receive US $ / Pay S$)
Contract amount	2,481	688	182	-	-	-	3,351	117
Average Contractual Exchange Rate	1.28	1.26	1.26	-	-	-	—	—

	As of December 31, 2013
	Expected Maturity Date						Total Carrying Amount	Fair Value
	2014	2015	2016	2017	2018	Thereafter
On-balance sheet financial instruments
Bank balances and cash:
In U.S.Dollar	543	-	-	-	-	-	543	543
In Japanese Yen	0.0150	-	-	-	-	-	0.0150	0.0150
In Hong Kong Dollar	-	-	-	-	-	-	-	-

Debts
Fixed rate bank loans
(U.S. Dollar)	32	16	-	-	-	-	48	47
Average interest rate	6.360	6.360	-	-	-	-	—	—

Fixed rate bank loans(Euro)	78	78	78	78	72	182	566	417
Average interest rate	2.089	2.093	2.100	2.111	2.127	2.127	—	—

Variable rate bank and other loans
(U.S. Dollar)	423	404	384	384	384	1,730	3,709	3,709
Average interest rate	1.734	1.740	1.740	1.740	1.740	1.740	—	—

Gas purchase commitments (U.S. Dollar)	1,759	1,103	1,103	1,103	1,103	6,885	13,056	13,056

	Notional Amount Expected Maturity Date						Total Notional Amount	Fair Value
	2014	2015	2016	2017	2018	Thereafter
Forward exchange contracts (Receive US$/Pay S$)
Contract amount	2,431	299	82	-	-	-	2,812	34
Average Contractual Exchange Rate	1.25	1.25	1.25	-	-	-	—	—

Note:
(1)	The interest rates for variable rate bank and other loans are calculated based on the individual year beginning indices.

The outstanding balance of the Company’s loans denominated in foreign currencies has changed continually as a result of repayments of the loans by the Company according to agreed-upon repayment schedules. The loans denominated in U.S. dollars decreased from RMB3.77 billion as of December 31, 2013 to RMB3.31 billion as of December 31, 2014. The loans denominated in Euros decreased from RMB566 million as of December 31, 2013 to RMB431 million as of December 31, 2014.

Interest rate risk

We are exposed to interest rate risk primarily resulting from fluctuations in interest rates on our debts. Upward fluctuations in interest rates increase the cost of new variable rate debts and the interest cost of outstanding floating rate borrowings.

At present, the interest rate of the Company’s loans denominated in RMB is subject to the change of the benchmark interest rate published and adjusted by the PBOC. Different interest rate levels correspond to loans with different terms. New loan contracts entered into hereafter will be subject to current benchmark interest rates. A portion of the Company’s loans denominated in foreign currency are fixed rate loans, which are not subject to the changes in market interest rates. Due to the loans borrowed in relation to the acquisition of SinoSing Power, the portion of the loans denominated in foreign currency with floating interest rates increased, which subjects the finance cost of the Company to the fluctuation of market interest rates. In 2009, the Company entered into a floating-to-fixed interest rate swap agreement to hedge against the cash flow interest rate risk of part of the loan. According to the interest rate swap agreement, the Company agrees with the counterparty to settle the difference between fixed contract rates and floating rate interest amounts calculated by reference to the agreed notional amounts quarterly until 2019. The notional amount of the outstanding interest rate swap at December 31, 2014 was US$278 million.

In 2009, Tuas Power completed its refinancing, through which all of its outstanding loans denominated in U.S. dollars were refinanced through loans denominated in Singapore dollars, matching the functional currency of its operation. The loans borrowed by Tuas Power were denominated in Singapore dollars, and the majority of them are with floating interest rates, which subjects the finance cost of the Company to the fluctuation of market interest rates. In 2012 and 2013, TPG also entered into a number of floating-to-fixed interest rate swap agreements to hedge against the cash flow interest rate risk of the loan. According to these interest rate swap agreements, TPG agrees with the counterparty to settle the difference between fixed contract rates and floating rate interest amounts calculated by reference to the agreed notional amount semi-annually until 2020. The notional amount of the outstanding interest rate swap at December 31, 2014 was S$1,440.9 million.

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

(RMB expressed in millions, except interest rates)

	As of December 31, 2014
	Expected Maturity Date						Total Carrying Amount	Fair Value
	2015	2016	2017	2018	2019	Thereafter
Debts
Fixed rate shareholder’s, bank and other loans	16,386	3,932	3,991	4,554	5,602	12,936	47,401	47,261
Average interest rate	6,646	7.183	8.140	7.022	5.469	5.469	—	—

Variable rate bank and other loans	34,536	5,065	5,302	1,114	1,268	13,875	61,160	61,160
Average interest rate	3.542	3.216	2.594	2.556	2.498	2.498	—	—

Short-term bonds	18,245	-	-	-	-	-	18,245	18,245
Average interest rate	4.784	-	-	-	-	-	—	—

Long-term bonds	5,021	11,479	3,279	3,974	3,993	-	27,746	28,032
Average interest rate	5.494	5.621	5.395	5.370	5.370	-	—	—

	As of December 31, 2014
	Notional Amount Expected Maturity Date						Total Carrying Amount	Fair Value
	2015	2016	2017	2018	2019	Thereafter
Debts
Interest Rate Derivatives (US$)
Variable to Fixed	196	196	196	196	881	-	1,665	99
Average receive rate	1.48%	2.43%	3.23%	3.56%	3.73%	-	—	—
Average pay rate	4.40%	4.40%	4.40%	4.40%	4.40%	-	—	—

Interest Rate Derivatives (S$)
Variable to Fixed	190	190	1,347	1,094	172	3,692	6,685	224
Average receive rate	0.51%	0.76%	1.10%	1.45%	1.73%	1.90%	—	—
Average pay rate	2.452%	2.452%	2.468%	2.508%	2.531%	2.531%	—	—

	As of December 31, 2013
	Expected Maturity Date						Total Carrying Amount	Fair Value
	2014	2015	2016	2017	2018	Thereafter
Debts
Fixed rate shareholder’s, bank and other loans	49,906	6,799	4,138	4,129	4,690	19,815	89,477	89,161
Average interest rate	5.871	5.901	5.977	5.996	6.003	5.996	—	—

Variable rate bank and other loans	828	878	4,474	1,135	851	13,605	21,771	21,771
Average interest rate	1.909	1.914	1.917	1.921	1.926	1.740	—	—

Short-term bonds	15,135	-	-	-	-	-	15,135	15,135
Average interest rate	5.32	-	-	-	-	-	—	—

Long-term bonds	5,678	4,998	11,473	3,297	3,972	-	29,418	29,275
Average interest rate	4.673	5.540	5.460	6.170	5.42	-	—	—

	As of December 31, 2013
	Notional Amount Expected Maturity Date						Total Carrying Amount	Fair Value
	2014	2015	2016	2017	2018	Thereafter
Debts
Interest Rate Derivatives (US$)
Variable to Fixed	195	195	195	195	195	878	1,853	116
Average receive rate	1.40%	1.70%	2.70%	3.90%	4.70%	5.20%	—	—
Average pay rate	4.4%	4.4%	4.4%	4.4%	4.4%	4.4%	—	—

Interest Rate Derivatives (S$)
Variable to Fixed	383	383	383	383	383	5,177	7,092	265
Average receive rate	0.26%	0.34%	0.56%	0.91%	1.32%	1.80%	—	—
Average pay rate	2.452%	2.452%	2.452%	2.452%	2.452%	2.452%	—	—
Note:
(1)	The interest rates for variable rate bank and other loans are calculated based on the individual year beginning indices.

As of December 31, 2014, the Company’s floating rate loans denominated in foreign currency amounted to RMB3,298 million, accounting for approximately 88.04% of the total foreign loans, most of which was denominated in U.S. dollars, and the average credit spread is 99 bps. In addition, SinoSing Power’s loans denominated in Singapore dollars are floating rate loans and amounted to RMB12,871 million as of December 31, 2014. The interest rates of the loans denominated in U.S. dollars and Singapore dollars are relatively low at the current market condition and it is not expected that a significant fluctuation would occur within the foreseeable period, thus it is not expected to cause any material adverse effect on the finance cost of the Company. The Company has paid special attention to the trend of the international interest rate market by keeping up with the market conditions and predicting the future trend, and has made efforts to explore the feasibility of risk management by application of derivative financial instruments. The Company expects to implement the relevant plan according to its internal approval procedures and use interest rate swaps and other derivative financial instruments to control its interest rate risk upon appropriate time.

Commodity price risk

We are exposed to fuel price risk on fuel purchases. SinoSing Power and its subsidiaries use fuel oil swap to hedge against such risk. The table below provides information about the fuel swap contracts that are sensitive to changes in fuel prices, including contract volumes, the weighted average contract prices, and the total contract amount by expected maturity dates.

(RMB expressed in millions, except interest rates and exchange rates)

	As of December 31, 2014
	Expected Maturity Date						Total	Fair Value
	2015	2016	2017	2018	2019	Thereafter
Fuel swap contracts
Contract Volumes (MT)	631,530	207,775	54,965	-	-	-	894,270	-
Weighted Average Price (US$/MT)	531.01	545.44	551.09	-	-	-	—	—
Contract Amount (RMB million)	2,056	695	186	-	-	-	2,937	(991)

Contract Volumes (BBL)	927,900	-	-	-	-	-	927,900	-
Weighted Average Price (US$/BBL)	90.47	-	-	-	-	-	—	—
Contract Amount (RMB million)	515	-	-	-	-	-	515	17

	As of December 31, 2013
	Expected Maturity Date						Total	Fair Value
	2014	2015	2016	2017	2018	Thereafter
Fuel swap contracts
Contract Volumes (MT)	710,410	148,890	29,855	-	-	-	889,155	—
Weighted Average Price (US$/MT)	603.99	598.95	591.78	-	-	-	—	—
Contract Amount (RMB million)	2,616	544	108	-	-	-	3,268	32

For other detailed information of the market risk, please refer to the Note 3(a)(i) to the “Financial Statements”.

ITEM 12	Description of Securities Other than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

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

Depositary Payments for the Year 2014

In 2014, we received the payment of US$0.283 million (inclusive of withholding tax) from the Bank of New York Mellon, the Depositary for our ADR program, for the reimbursement of our expenses related to investors’ relation activities and training activities.

PART II

ITEM 13	Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

ITEM 15	Controls and Procedures

Disclosure Controls and Procedures

Our management, with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of December 31, 2014 (the “Evaluation Date”), the end of the fiscal year covered by this annual report. Based on this evaluation, our principal executive officer and principal financial officer have concluded that, as of the Evaluation Date, our disclosure controls and procedures were effective.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in the Exchange Act Rules 13a-15(f) and 15d-15(f). The Company conducted an evaluation of the effectiveness of the design and implementation of our internal control over financial reporting based upon the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this annual report. The evaluation is conducted under the supervision and with the participation of our management including the chairman of the board, or principal executive officer, and the chief accountant, or principal financial officer, of the Company. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2014. The effectiveness of the Company’s internal control over financial reporting as of December 31, 2014 has been audited by KPMG, an independent registered public accounting firm, as stated in their report which appears herein.

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

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Huaneng Power International, Inc.:

We have audited Huaneng Power International, Inc.’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The management of Huaneng Power International, Inc. is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the internal control over financial reporting of Huaneng Power International, Inc. based on our audit.

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

In our opinion, Huaneng Power International, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Huaneng Power International, Inc. and its subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2014, and our report dated March 24, 2015 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG

Hong Kong, China
March 24, 2015

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2014, no changes occurred in our internal controls over financial reporting that materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting. On May 14, 2013, the Committee of Sponsoring Organizations of the Treadway Commission (COSO) published an updated Internal Control-Integrated Framework (2013) and related illustrative documents. The Company adopted the new framework in 2014.

ITEM 16	Reserved

ITEM 16A	Audit Committee Financial Expert

The Board of Directors has determined that Mr. Yue Heng and Mr. Qi. Yudong qualify as Audit Committee Financial Experts in accordance with the terms of Item 16A of Form 20-F. We held election at expiration of office terms of the Board in 2014 and adjusted the members of the Audit Committee accordingly. Mr. Yue Heng and Mr. Qi Yudong were respectively qualified as Financial Experts at the first Board meeting of 18th session of the Board in September 2014. See “Item 6 Directors, Senior Management and Employees – A. Directors, members of the supervisory committee and senior management”.

ITEM 16B	Code of Ethics

Although, as of the date of this annual report, we do not have, in form, a code of ethics that applies to the Company’s principal executive officer, principal financial officer and principal accounting officer (collectively, the “Senior Corporate Officers”), we believe that, as a substantive matter, the Senior Corporate Officers are subject to a set of written requirements under the PRC law that are substantially similar to the ethical standards described under Item 16B (b) of Form 20-F. Joint stock companies that are incorporated in China and listed on both PRC and foreign stock exchanges are heavily regulated by the central government. To a large extent, these requirements, which are designed to promote honest and ethical conduct and compliance with applicable laws and regulations by the directors and senior executives of such companies, are not merely ethical requirements, but more importantly, statutory obligations that are legally binding on these individuals under the PRC Company Law, relevant rules and regulations promulgated by China Securities Regulatory Commission and the Mandatory Provisions of Articles of Association of Overseas Listed Companies.

ITEM 16C	Principal Accountant Fees and Services

KPMG has served as our independent registered public accounting firm for the fiscal years ended December 31, 2014 and 2013, for which audited consolidated financial statements appear in this annual report on Form 20-F.

The following table shows information about fees payable by us to KPMG in 2013 and 2014, respectively.
(RMB million)	For the Year Ended December 31,
	2014	2013

Audit fees	26.2	25.3
Audit-related fees	1.5	0.4
Tax fees	0.4	0.4
All other fees	2.0	-
Total	30.1	26.1

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

Audit-related services include those other assurances and related services provided by auditors, but not restricted to those that can only reasonably be provided by the external auditors signing the auditors’ report, that are reasonably related to the performance of the audit or review of the Company’s financial statements, such as acquisition due diligence, consultations concerning financial accounting and reporting standards. The increase of audit-related fees was mainly due to service fees related to acquisitions.

Tax services include the assistance with compliance and reporting of corporate income tax and value-added tax, assistance with our assessment of new or changing tax regimes, assessment of our transfer pricing policies and practices, and assistance with assessing relevant rules, regulations and facts going into our correspondence with tax authorities.

All other services provided by KPMG in 2014 include the non-audit services related to the Company’s investment projects.

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

For 2014, all of the services provided by KPMG were pre-approved by the Audit Committee.

ITEM 16D	Exemptions from the Listing Standard forAudit Committees

Not applicable.

ITEM 16E	Purchase of Equity Securities by the Issuer and Affiliated Purchase

Not applicable.

ITEM 16F	Change in Registrant's Certifying Account

Not applicable.

ITEM 16G	Corporate Governance

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

The compensation committee may, in its sole discretion, retain or consult a compensation consultant, independent legal counsel or other advisor. The compensation committee shall be directly responsible for the appointment, compensation and oversight of the work of such advisor. A listed company must provide for appropriate funding for payment of reasonable compensation to such advisor. The compensation committee may select such advisor to the compensation committee only after taking into consideration all factors relevant to that person’s independence from management.

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

See page F-1 through F-105 following Item 19.

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

THIS PAGE IS INTENTIONALLY LEFT BLANK

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Huaneng Power International, Inc.:

We have audited the accompanying consolidated balance sheets of Huaneng Power International, Inc. and its subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Huaneng Power International, Inc. and its subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the internal control over financial reporting of Huaneng Power International, Inc. as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 24, 2015 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG

Hong Kong, China
March 24, 2015

Huaneng Power International, Inc.
Consolidated Statements of Comprehensive Income
For the years ended 31 December 2014, 2013 and 2012
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB, except per share data)

		For the year ended 31 December
	Note	2014	2013	2012
		RMB	RMB	RMB

Operating revenue	5	125,406,855	133,832,875	133,966,659
Tax and levies on operations		(932,485)	(1,043,855)	(672,040)

Operating expenses
Fuel	6	(64,762,908)	(73,807,817)	(82,355,449)
Maintenance		(3,729,912)	(3,856,975)	(2,846,521)
Depreciation		(11,646,683)	(11,293,522)	(11,032,748)
Labor		(6,259,588)	(5,762,884)	(5,112,484)
Service fees on transmission and transformer facilities of HIPDC	35(b)	(140,771)	(140,771)	(140,771)
Purchase of electricity		(5,055,076)	(4,955,603)	(7,101,878)
Others	6	(7,604,790)	(8,860,409)	(7,747,828)

Total operating expenses		(99,199,728)	(108,677,981)	(116,337,679)

Profit from operations		25,274,642	24,111,039	16,956,940

Interest income		159,550	170,723	175,402

Financial expenses, net
Interest expense	6	(7,814,114)	(7,787,472)	(8,897,097)
Exchange (loss)/ gain and bank charges, net		(9,492)	94,109	(166,778)

Total financial expenses, net		(7,823,606)	(7,693,363)	(9,063,875)

Share of profits less losses of associates and joint ventures	8	1,315,876	615,083	622,358
Gain/ (loss) on fair value changes of financial assets/liabilities		42,538	(5,701)	(1,171)
Other investment income		80,580	224,908	187,131

Profit before income tax expense	6	19,049,580	17,422,689	8,876,785

Income tax expense	32	(5,487,208)	(4,522,671)	(2,510,370)

Net profit		13,562,372	12,900,018	6,366,415

The accompanying notes are an integral part of these financial statements.

Huaneng Power International, Inc.
Consolidated Statements of Comprehensive Income (continued)
For the years ended 31 December 2014, 2013 and 2012
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB, except per share data)

		For the year ended 31 December
	Note	2014	2013	2012
		RMB	RMB	RMB
Other comprehensive (loss)/income, net of tax
Items that may be reclassified subsequently to profit or loss:
Fair value changes of available-for-sale financial asset		840,289	(106,244)	98,516
Shares of other comprehensive income/ (loss) of investees accounted for under the equity method		87,579	(35,481)	30,070
Effective portion of cash flow hedges		(789,915)	417,891	(325,375)
Translation differences of the financial statements of foreign operations		(377,889)	(782,063)	536,231
Other comprehensive (loss)/income, net of tax		(239,936)	(505,897)	339,442

Total comprehensive income		13,322,436	12,394,121	6,705,857

Net profit attributable to:
- Equity holders of the Company		10,757,317	10,426,024	5,512,454
- Non-controlling interests		2,805,055	2,473,994	853,961

		13,562,372	12,900,018	6,366,415

Total comprehensive income attributable to:
- Equity holders of the Company		10,517,694	9,920,884	5,850,701
- Non-controlling interests		2,804,742	2,473,237	855,156

		13,322,436	12,394,121	6,705,857
Earnings per share attributable to the equity holders of the Company (expressed in RMB per share)
- Basic and diluted	33	0.76	0.74	0.39

The accompanying notes are an integral part of these financial statements.

Huaneng Power International, Inc.
Consolidated Balance Sheets
As at 31 December 2014 and 2013
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB)

		As at 31 December
	Note	2014	2013
		RMB	RMB

ASSETS

Non-current assets
Property, plant and equipment	7	188,379,057	181,415,181
Investments in associates and joint ventures	8	17,626,910	16,678,694
Available-for-sale financial assets	10	4,333,377	3,111,164
Land use rights	11	4,953,844	4,491,285
Power generation licenses	12	3,720,959	3,837,169
Mining rights		1,922,655	1,922,655
Deferred income tax assets	30	884,274	652,358
Derivative financial assets	13	40,598	14,245
Goodwill	14	11,725,555	12,758,031
Other non-current assets	15	3,719,255	3,165,067

Total non-current assets		237,306,484	228,045,849

Current assets
Inventories	16	6,702,274	6,469,026
Other receivables and assets	17	3,411,720	2,072,981
Accounts receivable	18	14,881,963	15,562,121
Derivative financial assets	13	261,135	91,727
Bank balances and cash	34	12,608,192	9,433,385
Assets held for sale	19	-	557,671

Total current assets		37,865,284	34,186,911

Total assets		275,171,768	262,232,760

The accompanying notes are an integral part of these financial statements.

Huaneng Power International, Inc.
Consolidated Balance Sheets (continued)
As at 31 December 2014 and 2013
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB)

		As at 31 December
	Note	2014	2013
		RMB	RMB

EQUITY AND LIABILITIES

Capital and reserves attributable to equity holders of the Company
Share capital	20	14,420,383	14,055,383
Capital surplus		19,622,199	17,347,068
Surplus reserves	21	7,196,349	7,085,454
Currency translation differences		(1,194,819)	(817,243)
Retained earnings
-Proposed dividend	22	5,479,746	5,341,046
-Others		24,605,633	19,438,957

		70,129,491	62,450,665
Non-controlling interests		14,653,215	12,742,309
Total equity		84,782,706	75,192,974

Non-current liabilities
Long-term loans	23	57,638,458	60,513,671
Long-term bonds	24	22,725,535	23,726,550
Deferred income tax liabilities	30	1,810,755	2,032,417
Derivative financial liabilities	13	649,513	383,405
Other non-current liabilities	25	2,718,680	1,404,898

Total non-current liabilities		85,542,941	88,060,941

Current liabilities
Accounts payable and other liabilities	26	27,035,864	25,321,374
Taxes payable	27	1,858,024	1,647,925
Dividends payable		431,681	166,270
Salary and welfare payables		171,262	188,837
Derivative financial liabilities	13	832,727	43,591
Short-term bonds	28	18,244,806	15,135,024
Short-term loans	29	43,529,004	37,937,046
Current portion of long-term loans	23	7,392,433	12,796,956
Current portion of long-term bonds	24	5,020,760	5,690,650
Current portion of other non-current liabilities	25	329,560	-
Liabilities held for sale	19	-	51,172

Total current liabilities		104,846,121	98,978,845

Total liabilities		190,389,062	187,039,786

Total equity and liabilities		275,171,768	262,232,760

These financial statements were approved for issue by the Board of Directors on 24 March 2015 and were signed on its behalf.

The accompanying notes are an integral part of these financial statements.

Huaneng Power International, Inc.
Consolidated Statement of Changes in Equity
For the years ended 31 December 2014, 2013 and 2012
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
For the years ended 31 December 2014, 2013 and 2012
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB)

	Attributable to equity holders of the Company
		Capital surplus
	Share capital	Share premium	Hedging reserve	Available-for-sale financial assets revaluation reserve	Other capital reserve	Subtotal	Surplus reserves	Currency translation differences	Retained earnings	Total	Non-controlling interests	Total equity

Balance as at 1 January 2013	14,055,383	16,881,764	(719,085)	492,976	1,063,422	17,719,077	7,085,454	(35,937)	17,306,157	56,130,134	9,830,208	65,960,342
Profit for the year ended 31 December 2013	-	-	-	-	-	-	-	-	10,426,024	10,426,024	2,473,994	12,900,018
Other comprehensive (loss)/income:
Fair value changes from available-for-sale financial asset - gross	-	-	-	(141,658)	-	(141,658)	-	-	-	(141,658)	-	(141,658)
Fair value changes from available-for-sale financial asset - tax	-	-	-	35,414	-	35,414	-	-	-	35,414	-	35,414
Shares of other comprehensive loss of investees accounted for under the equity method - gross	-	-	-	(47,236)	-	(47,236)	-	-	-	(47,236)	-	(47,236)
Shares of other comprehensive loss of investees accounted for under the equity method - tax	-	-	-	11,755	-	11,755	-	-	-	11,755	-	11,755
Changes in fair value of effective portion of cash flow hedges - gross	-	-	303,472	-	-	303,472	-	-	-	303,472	-	303,472
Changes in fair value of effective portion of cash flow hedges - tax	-	-	(54,371)	-	-	(54,371)	-	-	-	(54,371)	-	(54,371)
Cash flow hedges recorded in shareholders’ equity reclassified to inventories - gross	-	-	7,116	-	-	7,116	-	-	-	7,116	-	7,116
Cash flow hedges recorded in shareholders’ equity reclassified to inventories - tax	-	-	(1,210)	-	-	(1,210)	-	-	-	(1,210)	-	(1,210)
Cash flow hedges recorded in shareholders’ equity reclassified to exchange loss and bank charges, net - gross	-	-	(1,759)	-	-	(1,759)	-	-	-	(1,759)	-	(1,759)
Cash flow hedges recorded in shareholders’ equity reclassified to exchange loss and bank charges, net - tax	-	-	299	-	-	299	-	-	-	299	-	299
Cash flow hedges recorded in shareholders’ equity reclassified to interest expense - gross	-	-	203,673	-	-	203,673	-	-	-	203,673	-	203,673
Cash flow hedges recorded in shareholders’ equity reclassified to interest expense - tax	-	-	(39,329)	-	-	(39,329)	-	-	-	(39,329)	-	(39,329)
Currency translation differences	-	-	-	-	-	-	-	(781,306)	-	(781,306)	(757)	(782,063)

Total comprehensive (loss)/income for the year ended 31 December 2013	-	-	417,891	(141,725)	-	276,166	-	(781,306)	10,426,024	9,920,884	2,473,237	12,394,121
Dividends relating to 2012	-	-	-	-	-	-	-	-	(2,951,631)	(2,951,631)	(635,307)	(3,586,938)
Capital injections from non-controlling interests of subsidiaries	-	40,005	-	-	-	40,005	-	-	-	40,005	828,220	868,225
Acquisitions of subsidiaries (Note 39)	-	-	-	-	-	-	-	-	-	-	254,750	254,750
Acquisitions of non-controlling interests	-	-	-	-	-	-	-	-	(556)	(556)	(8,799)	(9,355)
Others*	-	(688,180)	-	-	-	(688,180)	-	-	9	(688,171)	-	(688,171)

Balance as at 31 December 2013	14,055,383	16,233,589	(301,194)	351,251	1,063,422	17,347,068	7,085,454	(817,243)	24,780,003	62,450,665	12,742,309	75,192,974

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
For the years ended 31 December 2014, 2013 and 2012
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB)

	Attributable to equity holders of the Company
		Capital surplus
	Share capital	Share premium	Hedging reserve	Available-for-sale financial assets revaluation reserve	Other capital reserve	Subtotal	Surplus reserves	Currency translation differences	Retained earnings	Total	Non-controlling interests	Total equity

Balance as at 1 January 2014	14,055,383	16,233,589	(301,194)	351,251	1,063,422	17,347,068	7,085,454	(817,243)	24,780,003	62,450,665	12,742,309	75,192,974
Profit for the year ended 31 December 2014	-	-	-	-	-	-	-	-	10,757,317	10,757,317	2,805,055	13,562,372
Other comprehensive (loss)/ income:
Fair value changes from available-for-sale financial asset - gross	-	-	-	1,120,385	-	1,120,385	-	-	-	1,120,385	-	1,120,385
Fair value changes from available-for-sale financial asset - tax	-	-	-	(280,096)	-	(280,096)	-	-	-	(280,096)	-	(280,096)
Shares of other comprehensive income of investees accounted for under the equity method - gross	-	-	-	116,972	-	116,972	-	-	-	116,972	-	116,972
Shares of other comprehensive income of investees accounted for under the equity method - tax	-	-	-	(29,393)	-	(29,393)	-	-	-	(29,393)	-	(29,393)
Changes in fair value of effective portion of cash flow hedges - gross	-	-	(1,479,632)	-	-	(1,479,632)	-	-	-	(1,479,632)	-	(1,479,632)
Changes in fair value of effective portion of cash flow hedges - tax	-	-	254,590	-	-	254,590	-	-	-	254,590	-	254,590
Cash flow hedges recorded in shareholders’ equity reclassified to inventories - gross	-	-	371,725	-	-	371,725	-	-	-	371,725	-	371,725
Cash flow hedges recorded in shareholders’ equity reclassified to inventories - tax	-	-	(63,193)	-	-	(63,193)	-	-	-	(63,193)	-	(63,193)
Cash flow hedges recorded in shareholders’ equity reclassified to exchange loss and bank charges, net - gross	-	-	(51,772)	-	-	(51,772)	-	-	-	(51,772)	-	(51,772)
Cash flow hedges recorded in shareholders’ equity reclassified to exchange loss and bank charges, net - tax	-	-	8,801	-	-	8,801	-	-	-	8,801	-	8,801
Cash flow hedges recorded in shareholders’ equity reclassified to interest expense - gross	-	-	209,652	-	-	209,652	-	-	-	209,652	-	209,652
Cash flow hedges recorded in shareholders’ equity reclassified to interest expense - tax	-	-	(40,086)	-	-	(40,086)	-	-	-	(40,086)	-	(40,086)
Currency translation differences	-	-	-	-	-	-	-	(377,576)	-	(377,576)	(313)	(377,889)

Total comprehensive (loss)/ income for the year ended 31 December 2014	-	-	(789,915)	927,868	-	137,953	-	(377,576)	10,757,317	10,517,694	2,804,742	13,322,436
Dividends relating to 2013 (Note 22)	-	-	-	-	-	-	-	-	(5,341,046)	(5,341,046)	(1,739,740)	(7,080,786)
Issuance of new H shares, net of issuance expenses (Note 20)	365,000	2,088,986	-	-	-	2,088,986	-	-	-	2,453,986	-	2,453,986
Capital injections from non-controlling interests of subsidiaries	-	-	-	-	-	-	-	-	-	-	606,719	606,719
Appropriation of surplus reserve (Note 21)	-	-	-	-	-	-	110,895	-	(110,895)	-	-	-
Acquisitions of subsidiaries (Note 39)	-	-	-	-	-	-	-	-	-	-	2,631	2,631
Disposal of a subsidiary (Note 19)	-	-	-	-	-	-	-	-	-	-	(99,958)	(99,958)
Disposal of non-controlling interests of a subsidiary (Note 19)	-	-	-	-	48,192	48,192	-	-	-	48,192	336,512	384,704

Balance as at 31 December 2014	14,420,383	18,322,575	(1,091,109)	1,279,119	1,111,614	19,622,199	7,196,349	(1,194,819)	30,085,379	70,129,491	14,653,215	84,782,706

The accompanying notes are an integral part of these financial statements.

Huaneng Power International, Inc.
Consolidated Statements of Cash Flows
For the years ended 31 December 2014, 2013 and 2012
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB)

	For the year ended 31 December
	2014	2013	2012
	RMB	RMB	RMB

CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income tax expense	19,049,580	17,422,689	8,876,785
Adjustments to reconcile profit before income tax expense to net cash provided by operating activities:
Depreciation	11,646,683	11,293,522	11,032,748
Provision for impairment loss on property, plant and equipment	1,358,522	472,921	903,463
Provision for impairment loss on investment in an associate	120,050	-	-
Provision for impairment loss on goodwill	641,061	980,513	107,735
Provision for impairment loss on land use right	-	6,804	-
Amortization of land use rights	133,069	139,609	135,140
Amortization of other non-current assets	99,528	112,384	86,275
Amortization of employee housing subsidies	940	940	2,247
Recognition/ (reversal) of provision for doubtful accounts	4,577	(2,610)	(10,310)
(Reversal)/ recognition of provision for inventory obsolescence	(2,647)	(824)	12,155
(Gain)/loss on fair value changes of financial assets/liabilities	(42,538)	5,701	1,171
Other investment income	(80,580)	(224,908)	(187,131)
Net loss on disposals of property, plant and equipment	427,034	897,222	252,741
Unrealized exchange gain, net	(34,769)	(107,249)	(5,085)
Share of profits less losses of associates and joint ventures	(1,315,876)	(615,083)	(622,358)
Interest income	(159,550)	(170,723)	(175,402)
Interest expense	7,814,114	7,787,472	8,897,097
Others	(217,829)	106,484	45,136
Changes in working capital:
Inventories	(195,853)	517,837	479,071
Other receivables and assets	(64,288)	992,322	329,263
Accounts receivable	466,878	(846,214)	303,586
Restricted cash	(243,624)	(7,091)	(1,877)
Accounts payable and other liabilities	(1,417,668)	4,598,219	(3,222,999)
Taxes payable	1,245,941	1,442,845	1,926,801
Salary and welfare payables	(17,566)	(26,492)	(34,835)
Interest received	97,374	100,278	109,635
Income tax expense paid	(5,992,496)	(4,637,139)	(2,312,970)

Net cash provided by operating activities	33,320,067	40,239,429	26,928,082

The accompanying notes are integral part of these financial statements.

Huaneng Power International, Inc.
Consolidated Statements of Cash Flows (continued)
For the years ended 31 December 2014, 2013 and 2012
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB)

	For the year ended 31 December
	2014	2013	2012
	RMB	RMB	RMB

CASH FLOWS FROM INVESTING ACTIVITIES
Payment for the purchase of property, plant and equipment	(19,858,216)	(17,691,382)	(15,474,614)
Proceeds from disposal of property, plant and equipment	70,712	166,459	949,469
Prepayments of land use rights	(500,100)	(5,947)	(81,382)
Payment for the purchase of other non-current assets	(21,576)	(32,601)	(51,615)
Cash dividends received	565,334	408,166	728,754
Payment for investment in associates and joint ventures	(266,877)	(2,017,853)	(947,574)
Cash paid for acquiring available-for-sale financial assets	-	(200,000)	(500,000)
Cash consideration paid for acquisitions of subsidiaries, net of cash acquired	(17,991)	36,599	(149,048)
Cash received from disposal of trading securities	-	102,784	-
Cash received from disposal of a subsidiary	503,809	6,199	-
Short-term loan repayment from an associate	-	-	100,000
Others	54,092	173,326	116,406

Net cash used in investing activities	(19,470,813)	(19,054,250)	(15,309,604)

The accompanying notes are integral part of these financial statements.

Huaneng Power International, Inc.
Consolidated Statements of Cash Flows (continued)
For the years ended 31 December 2014, 2013 and 2012
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB)

		For the year ended 31 December
	Note	2014	2013	2012
		RMB	RMB	RMB

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of short-term bonds		17,971,000	24,950,000	34,930,000
Repayments of short-term bonds		(15,000,000)	(45,000,000)	(11,000,000)
Proceeds from short-term loans		61,503,204	41,314,000	48,294,295
Repayments of short-term loans		(55,896,200)	(30,869,290)	(64,832,425)
Proceeds from long-term loans		9,647,090	5,091,175	19,425,661
Repayments of long-term loans		(17,522,953)	(12,889,078)	(32,483,848)
Issuance of long-term bonds		3,988,000	6,485,000	4,985,000
Repayments of long-term bonds		(5,700,000)	-	-
Interest paid		(8,097,216)	(8,290,433)	(8,941,814)
Net proceeds from the issuance of new H shares		2,453,986	-	-
Net capital injection from non-controlling interests of subsidiaries		606,719	868,225	665,333
Government grants		188,406	274,472	266,949
Dividends paid to shareholders of the Company		(5,341,046)	(2,951,631)	(702,867)
Dividends paid to non-controlling interests of subsidiaries		(1,474,329)	(539,876)	(460,607)
Proceeds from sales leaseback classified as finance lease		1,500,000	-	-
Repayment of state-owned fund received from China Huaneng Group in prior years		-	(640,485)	-
Cash received from disposal of non-controlling interests of a subsidiary		384,702	-	-
Others		(105,543)	(42,167)	37,423

Net cash used in financing activities		(10,894,180)	(22,240,088)	(9,816,900)

Effect of exchange rate fluctuations on cash held		(58,379)	(108,806)	151,027

NET INCREASE/ (DECREASE) IN CASH AND CASH EQUIVALENTS		2,896,695	(1,163,715)	1,952,605
Cash and cash equivalents as at beginning of the year		9,341,672	10,505,387	8,552,782
CASH AND CASH EQUIVALENTS AS AT END OF THE YEAR	34	12,238,367	9,341,672	10,505,387

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

The directors consider Huaneng International Power Development Corporation (“HIPDC”) and China Huaneng Group (“Huaneng Group”) as the parent company and ultimate parent company of the Company, respectively. Both HIPDC and Huaneng Group are incorporated in the PRC. HIPDC does not produce financial statements available for public use.

2	Principal accounting policies

The principal accounting policies adopted in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a)	Basis of preparation

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”) and the disclosure requirement of the Hong Kong Companies Ordinance, which for this financial year and the comparative period continue to be those of the predecessor Hong Kong Companies Ordinance (Cap. 32), in accordance with transitional and saving arrangements for Part 9 of the new Hong Kong Companies Ordinance (Cap. 622), “Accounts and Audit”, which are set out in sections 76 to 87 of Schedule 11 to that Ordinance. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. These financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets and derivative financial assets and liabilities.

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

2	Principal accounting policies (continued)

(a)	Basis of preparation (continued)

As at and for the year ended 31 December 2014, a portion of the Company and its subsidiaries’ funding requirements for capital expenditures were satisfied by short-term financing. Consequently, as at 31 December 2014, the Company and its subsidiaries have net current liabilities of approximately RMB67.0 billion. Taking into consideration of the expected operating cash flows of the Company and its subsidiaries and the undrawn available banking facilities of approximately RMB191.1 billion as at 31 December 2014, the Company and its subsidiaries are expected to refinance certain of its short term loans and bonds and also consider alternative sources of financing, where applicable and when needed. Therefore, the directors of the Company are of the opinion that the Company and its subsidiaries will be able to meet its liabilities as and when they fall due within the next twelve months and accordingly, these consolidated financial statements are prepared on a going concern basis.

Except as described below, the principal accounting policies adopted are consistent with those applied in the annual financial statements for the year ended 31 December 2013 described in those annual financial statements.

The Company and its subsidiaries have adopted the following new amendments to standards and one interpretation that are first effective for the current accounting period.

•
Amendments to IFRS 10, IFRS 12 and IAS 27, ‘Investment entities’. The amendments provide consolidation relief to those parents which qualify to be an investment entity as defined in the amended IFRS 10. Investment entities are required to measure their subsidiaries at fair value through profit or loss. These amendments do not have an impact on the consolidated financial statements as the Company and its subsidiaries do not qualify to be investment entities.

•
Amendments to IAS 32, ‘Financial instruments: Presentation – Offsetting financial assets and financial liabilities’ clarify the offsetting criteria in IAS 32 . The amendments do not have any material impact on the consolidated financial statements as they are consistent with the policies already adopted by the Company and its subsidiaries.

•
Amendments to IAS 36, ‘Impairment of Assets – Recoverable amount disclosures for non-financial assets’ modify the disclosure requirements for impaired non-financial assets. Among them, the amendments expand the disclosures required for an impaired asset or CGU whose recoverable amount is based on fair value less costs of disposal. The amendments do not have any material impact on the consolidated financial statements.

•
Amendments to IAS 39, ‘Financial Instruments: Recognition and Measurement - Novation of derivatives and continuation of hedge accounting’ provide relief from discontinuing hedge accounting when novation of a derivative designated as a hedging instrument meets certain criteria. The amendments do not have any material impact on the consolidated financial statements as the Company and its subsidiaries have not novated any of its derivatives.

•
IFRIC 21 ‘Levies’ provides guidance on when a liability to pay a levy imposed by a government should be recognized. The amendments do not have any material impact on the consolidated financial statements as the guidance is consistent with the Company and its subsidiaries’ existing accounting policies.

2	Principal accounting policies (continued)

(b)	Consolidation

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

Subsidiaries are fully consolidated from the date when control is transferred to the Company and its subsidiaries. They are de-consolidated from the date when control ceases. Intra-group balances, transactions and cash flows, and any unrealised income and expenses arising from intra-group transactions, are eliminated in full in preparing the consolidated financial statements.  Unrealised gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Company and its subsidiaries’ interest in the investee. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment. The portion of the shareholders’ equity of the subsidiaries, which is not attributable directly or indirectly to the parent company, is separately presented as non-controlling interests in the shareholders’ equity in the consolidated financial statements.

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

2	Principal accounting policies (continued)

(b)	Consolidation (continued)

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

The Company and its subsidiaries determine at each reporting date whether there is any objective evidence that the investment in the associate or the joint venture is impaired. If this is the case, the Company and its subsidiaries calculate the amount of impairment as the difference between the recoverable amount of the associate or the joint venture and its carrying value and recognize the amount in ‘share of profit of associates and joint ventures’ in the consolidated statement of comprehensive income.

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

2	Principal accounting policies (continued)

(d)	Segment reporting

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

Cost of CIP comprises construction expenditures, other expenditures necessary for the purpose of preparing the CIP for its intended use, and those borrowing costs incurred before the assets are ready for intended use that are eligible for capitalization. CIP is not depreciated until such time as the relevant asset is completed and ready for its intended use.

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

(g)	Power generation license

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

An impairment loss in respect of goodwill is not reversed. Except for goodwill, all impaired non-financial assets are subject to review for possible reversal of impairment at each reporting date. A reversal of an impairment loss is limited to the asset’s carrying amount that would have been determined had no impairment loss been recognized in prior year. Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognized.

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

2	Principal accounting policies (continued)

(l)	Loans and receivables (continued)

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

Cash and cash equivalents listed in the statement of cash flows represents cash in hand, call deposits held with banks and other financial institutions, and other short-term (3 months or less), highly-liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value. Bank overdrafts that are repayable on demand and form an integral part of the cash management are also included as a component of cash and cash equivalents for the purpose of the consolidated statement of cash flow.

2	Principal accounting policies (continued)

(p)	Non-current assets (or disposal group) held for sale

Non-current assets, or disposal groups comprising assets and liabilities, are classified as held-for-sale if it is highly probable that they will be recovered primarily through sale rather than  through continuing use.

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

General and specific borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets. The Capitalization of borrowing costs as part of the cost of a qualifying asset commences when expenditure for the asset is being incurred, borrowing costs are being incurred and activities that are necessary to prepare the asset for its intended use or sale are in progress. Capitalization of borrowing costs is suspended or ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are interrupted or complete.

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

2	Principal accounting policies (continued)

(t)	Taxation

(i)	Value-added tax (“VAT”)

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

Deferred income tax assets and liabilities are recognized based on the differences between tax bases of assets and liabilities and respective book values (temporary differences). For deductible tax losses or tax credit that can be brought forward in accordance with tax law requirements for deduction of taxable income in subsequent years, it is considered as temporary differences and related deferred income tax assets are recognized. No deferred income tax liability is recognized for temporary difference arising from initial recognition of goodwill. For those temporary differences arising from initial recognition of an asset or liability in a non-business combination transaction that affects neither accounting profit nor taxable profit (or deductible loss) at the time of the transaction, no deferred income tax asset and liability is recognized. The temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Company and its subsidiaries control the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

2	Principal accounting policies (continued)

(t)	Taxation (continued)

(iv)	Current and deferred income tax (continued)

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

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

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

2	Principal accounting policies (continued)

(v)	Government grants

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

(w)	Revenue and income recognition

Revenue and income are recognized based the following methods:

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

Service revenue refers to amounts received from service of port loading, conveying and transportation. The Company and its subsidiaries recognize revenue when the relevant service is provided.

(iv)	Dividend income

Dividend income from unlisted investments is recognized when the shareholder’s right to receive payment is established. Dividend income from listed investments is recognized when the share price of the investment goes ex-dividend.

2	Principal accounting policies (continued)

(w)	Revenue and income recognition (continued)

(v)	Interest income

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

(i)	Operating leases (lessee)

Operating lease expenses are capitalized or expensed on a straight-line basis over the lease term.

The cost of acquiring land held under an operating lease is amortized on a straight-line basis over the period of the lease term.

(ii)	Finance lease

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

Where the Company and its subsidiaries acquire the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, of such assets are included in fixed assets and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. Depreciation is provided at rates which write off the cost or valuation of the assets over the term of the relevant lease or, where it is likely the Company and its subsidiaries will obtain ownership of the asset, the life of the asset, as set out in note 2(f). Impairment losses are accounted for in accordance with the accounting policy as set out in note 2(j). Finance charges implicit in the lease payments are charged to profit or loss over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period. Contingent rentals are charged to profit or loss in the accounting period in which they are incurred.

2	Principal accounting policies (continued)

(y)	Purchase of electricity

The overseas subsidiary of the Company recognizes electricity purchase cost when it purchases the electricity and transmits to its customers.

(z)	Financial guarantee contracts

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

(ac)	Standards and amendments to published standards that are not yet effective but relevant to the Company and its subsidiaries

The following are standards or amendments to existing standards that have been published and are mandatory for the accounting periods beginning on or after 1 January 2015, but the Company and its subsidiaries have not early adopted:

•	Amendments to IAS 19, “Defined benefit plans: Employee contributions”, which will be effective for accounting periods beginning on or after 1 July 2014.
•	Annual improvement to IFRSs 2010-2012 cycle, which will be effective for accounting periods beginning on or after 1 July 2014.
•	Annual improvement to IFRSs 2011-2013 cycle, which will be effective for accounting periods beginning on or after 1 July 2014.

2	Principal accounting policies (continued)

(ac)	Standards and amendments to published standards that are not yet effective but relevant to the Company and its subsidiaries (continued)

•	Amendments to IFRS 11, “Accounting for acquisitions of interests in joint operations”, which will be effective for accounting periods beginning on or after 1 January 2016.
•	Amendments to IAS 16 and IAS 38, “Clarification of acceptable methods of depreciation and amortization”, which will be effective for accounting periods beginning on or after 1 January 2016.
•	IFRS 15, “Revenue from contracts with customers”, which will be effective for accounting periods beginning on or after 1 January 2017.
•	IFRS 9, “Financial instrument”, which will be effective for accounting periods beginning on or after 1 January 2018.

The Company and its subsidiaries have not assessed full impact of adoption of these standards or amendments upon their effective date.

3	Financial, capital and insurance risks management

(a)	Financial risk management

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

3	Financial, capital and insurance risks management

(a)	Financial risk management (continued)

(i)	Market risk (continued)

(1)	Foreign exchange risk (continued)

As at 31 December 2014, if RMB had weakened/strengthened by 5% (2013 and 2012: 5%) against US$ and 3% (2013 and 2012: 3%) against EUR (“€”) with all other variables constant, exchange gain of the Company and its subsidiaries would have been RMB155 million (2013 and 2012: RMB186 million and RMB217 million) and RMB13 million (2013 and 2012: RMB19 million and RMB19 million) lower/higher, respectively. The ranges of such sensitivity disclosed above were based on the observation on the historical trend of related exchange rates during the previous year under analysis.

As at 31 December 2014, if S$ had weakened/strengthened by 10% (2013 and 2012: 10%) against US$ with all other variables constant, exchange gain of the Company and its subsidiaries would have been RMB6 million (2013 and 2012: RMB12 million and RMB25 million) lower/higher, respectively. The ranges of such sensitivity disclosed above were based on the management’s experience and forecast.

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

Detailed information relating to the available-for-sale financial assets is disclosed in Note 10. The Company has a supervisor in the supervisory committee of the most significant investment in available-for-sale financial assets (China Yangtze Power Co., Ltd. (“Yangtze Power”)) and exercises influence in safeguarding its interest. The Company also closely monitors the pricing trends in the open market in determining its long-term strategic stakeholding decisions.

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

As at 31 December 2014, if interest rates on RMB-denominated borrowings had been 50 basis points (2013 and 2012: 50 basis points) higher/lower with all other variables held constant, interest expense for the year would have been RMB380 million (2013 and 2012: RMB389 million and RMB432 million) higher/lower. If interest rates on US$- denominated borrowings had been 50 basis points (2013 and 2012: 50 basis points) higher/ lower with all other variables held constant, interest expense for the year would have been RMB8 million (2013 and 2012: RMB9 million and RMB11 million) higher/ lower. If interest rates on S$-denominated borrowings had been 100 basis points (2013 and 2012: 100 basis points) higher/lower with all other variables held constant, interest expense for the year would have been RMB58 million (2013 and 2012: RMB64 million and RMB72 million) higher/lower. The ranges of such sensitivity disclosed above were based on the observation on the historical trend of related interest rates during the previous year under analysis.

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

3	Financial, capital and insurance risks management (continued)

(a)	Financial risk management (continued)

(ii)	Credit risk (continued)

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

Singapore subsidiaries derive revenue mainly from sale of electricity to the National Electricity Market of Singapore operated by Energy Market Company Pte Ltd., which does not have high credit risk. They also derive revenue mainly from retailing electricity to consumers with monthly consumption of more than 4,000kWh. These customers engage in a wide spectrum of manufacturing and commercial activities in a variety of industries. They hold cash deposits of RMB157.80 million (2013: RMB188.86 million) and guarantees from creditworthy financial institutions to secure substantial obligations of the customers.

Regarding balances with subsidiaries, the Company obtains the financial statements of all subsidiaries and assess the financial performance and cash flows of those subsidiaries periodically to manage the credit risk of loans to subsidiaries.

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

(b)	Fair value estimation

(i)	Fair value measurements

The table below analyses financial instruments carried at fair value, by valuation method.  The different levels have been defined as follows:

•	Level 1- Quoted prices (unadjusted) in active markets for identical assets or liabilities.
•	Level 2- Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).
•	Level 3- Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

3	Financial, capital and insurance risks management (continued)

(b)	Fair value estimation (continued)

(i)	Fair value measurements (continued)

The following table presents the assets and liabilities of the Company and its subsidiaries that are measured at fair value at 31 December 2014.

	The Company and its subsidiaries
	Level 1	Level 2	Level 3	Total

Assets
Financial assets at fair value through profit or loss
– Trading derivatives (Note 13)	-	184,756	-	184,756

Derivatives used for hedging (Note 13)	-	116,977	-	116,977

Available-for-sale financial assets
– Equity securities (Note 10)	2,748,162	-	-	2,748,162

Total assets	2,748,162	301,733	-	3,049,895

Liabilities
Financial liabilities at fair value through profit or loss
– Trading derivatives (Note 13)	-	149,989	-	149,989

Derivatives used for hedging (Note 13)	-	1,332,251	-	1,332,251

Total liabilities	-	1,482,240	-	1,482,240

The following table presents the assets and liabilities of the Company and its subsidiaries that are measured at fair value at 31 December 2013.

	The Company and its subsidiaries
	Level 1	Level 2	Level 3	Total

Assets
Financial assets at fair value through profit or loss
– Trading derivatives (Note 13)	-	23,783	-	23,783

Derivatives used for hedging (Note 13)	-	82,189	-	82,189

Available-for-sale financial assets
– Equity securities (Note 10)	1,627,777	-	-	1,627,777

Total assets	1,627,777	105,972	-	1,733,749

Liabilities
Financial liabilities at fair value through profit or loss
– Trading derivatives (Note 13)	-	29,814	-	29,814

Derivatives used for hedging (Note 13)	-	397,182	-	397,182

Total liabilities	-	426,996	-	426,996

3	Financial, capital and insurance risks management (continued)

(b)	Fair value estimation (continued)

(i)	Fair value measurements (continued)

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the Company and its subsidiaries is the current bid price. These instruments are included in level 1. As at 31 December 2014 and 2013, instrument included in level 1 is an equity investment in Yangtze Power classified as available for sale.

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

There were no significant transfers of financial instruments between level 1 and level 2 fair value hierarchy classifications in 2014.

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

The estimated fair value of long-term loans and long-term bonds (both including current maturities) was approximately RMB64.89 billion and RMB28.03 billion as at 31 December 2014 (2013: RMB73.03 billion and RMB29.27 billion), respectively. The aggregate book value of these liabilities was approximately RMB65.03 billion and RMB27.75 billion as at 31 December 2014 (2013: RMB73.31 billion and RMB29.42 billion), respectively.

3	Financial, capital and insurance risks management (continued)

(c)	Capital risk management

The objectives of the Company and its subsidiaries when managing capital are to safeguard the ability of the Company and its subsidiaries in continuing as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

The Company and its subsidiaries monitor capital by using debt ratio analysis. This ratio is calculated as total liabilities (sum of current liabilities and non-current liabilities) divided by total assets as shown in the consolidated balance sheet. During 2014, the strategy of the Company and its subsidiaries remained unchanged from 2013. The debt ratio of the Company and its subsidiaries as at 31 December 2014 was 69.19% (2013: 71.33% ).

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

(a)	Accounting estimates on impairment of goodwill and power generation license

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

For goodwill allocated to CGUs in the PRC, changes of assumptions in tariff and fuel price could have affected the results of goodwill impairment assessment. As at 31 December 2014, if tariff had decreased by 1% or 5% from management’s estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognize impairment against goodwill by approximately RMB357 million and RMB1,113 million, respectively. If fuel price had increased by 1% or 5% from the management’s estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognize impairment against goodwill by RMB25 million and RMB124 million, respectively.

For sensitivity analysis of goodwill and power generation license of Tuas Power, please refer to Note 14 and 12.

4	Critical accounting estimates and judgements (continued)

(b)	Useful life of power generation license

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

Changes of assumptions in tariff and fuel price will affect the result of property, plant and equipment impairment assessment. For power plants assets that are subject to impairment testing, as at 31 December 2014, if tariff had decreased by 1% or 5% from management’s estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognize impairment against property, plant and equipment by approximately RMB108 million and RMB1,186 million, respectively. If fuel price had increased by 1% or 5% from the management’s estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognize impairment against property, plant and equipment by approximately RMB8 million and RMB39 million, respectively.

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

4	Critical accounting estimates and judgements (continued)

(f)	Deferred tax assets

The Company and its subsidiaries recognized the deferred tax assets to the extent that it is probable that future taxable profit will be available against which the asset can be utilized, using tax rates that are expected to be applied in the period when the asset is recovered. The management assesses the deferred tax assets based on the expected amount and timing of future taxable profit, the enacted tax laws and applicable tax rates. It is reasonably possible, based on existing knowledge, the outcomes within the next financial period that are different from assumptions could require a material adjustment to the carrying amount of deferred tax assets.

5	Revenue and segment information

Revenues recognized during the year are as follows:

	For the year ended 31 December
	2014	2013	2012

Sales of power and heat	124,561,854	132,478,643	131,936,955
Port service	204,763	352,988	330,518
Transportation service	135,256	133,147	101,205
Others	504,982	868,097	1,597,981

Total	125,406,855	133,832,875	133,966,659

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

(Under PRC GAAP)
	PRC power segment	Singapore segment	All other segments	Total

For the year ended 31 December 2014
Total revenue	110,650,856	14,370,406	537,452	125,558,714
Inter-segment revenue	-	-	(151,859)	(151,859)

Revenue from external customers	110,650,856	14,370,406	385,593	125,406,855

Segment results	19,345,641	138,143	(779,964)	18,703,820

Interest income	86,609	72,128	813	159,550
Interest expense	(7,035,601)	(426,019)	(172,189)	(7,633,809)
Impairment loss	(1,427,976)	3,228	(696,812)	(2,121,560)
Depreciation and amortization	(10,877,905)	(821,574)	(180,484)	(11,879,963)
Net loss on disposal of non-current assets	(427,026)	(5)	(8)	(427,039)
Share of profits less losses of associates and joint ventures	1,143,326	-	43,655	1,186,981
Income tax expense	(5,503,402)	(8,767)	1,590	(5,510,579)

For the year ended 31December 2013
Total revenue	119,084,406	14,239,562	660,029	133,983,997
Inter-segment revenue	-	-	(151,122)	(151,122)

Revenue from external customers	119,084,406	14,239,562	508,907	133,832,875

Segment results	17,630,165	157,079	(108,246)	17,678,998

Interest income	98,737	70,445	1,541	170,723
Interest expense	(6,968,512)	(448,876)	(138,139)	(7,555,527)
Impairment loss	(570,833)	(431,985)	(453,431)	(1,456,249)
Depreciation and amortization	(10,633,399)	(686,619)	(158,583)	(11,478,601)
Net (loss)/gain on disposal of non-current assets	(899,403)	(987)	10,560	(889,830)
Share of profits less losses of associates and joint ventures	587,062	-	(127,659)	459,403
Income tax expense	(4,486,588)	(43,774)	(14,591)	(4,544,953)

For the year ended 31 December 2012
Total revenue	113,685,824	19,841,166	614,688	134,141,678
Inter-segment revenue	-	-	(175,019)	(175,019)

Revenue from external customers	113,685,824	19,841,166	439,669	133,966,659

Segment results	8,391,022	1,242,808	(51,308)	9,582,522

Interest income	104,777	70,047	578	175,402
Interest expense	(8,006,824)	(481,124)	(126,882)	(8,614,830)
Impairment loss	(846,751)	(24,775)	(40)	(871,566)
Depreciation and amortization	(10,280,131)	(619,823)	(147,239)	(11,047,193)
Net (loss)/gain on disposal of non-current assets	(263,479)	(162)	13,334	(250,307)
Share of profits less losses of associates and joint ventures	608,958	-	(102,887)	506,071
Income tax expense	(2,350,097)	(212,188)	(12,525)	(2,574,810)

5	Revenue and segment information (continued)

(Under PRC GAAP)
	PRC power segment	Singapore segment	All other segments	Total

31 December 2014
Segment assets	225,513,728	28,899,723	10,622,010	265,035,461
Including:
Additions to non-current assets (excluding financial assets and deferred income tax assets)	24,202,811	444,658	872,615	25,520,084
Investments in associates	11,638,862	-	2,264,565	13,903,427
Investments in joint ventures	1,121,082	-	1,009,180	2,130,262
Segment liabilities	(159,459,852)	(15,865,147)	(5,511,400)	(180,836,399)

31 December 2013
Segment assets	213,582,220	29,722,516	11,409,260	254,713,996
Including:
Additions to non-current assets (excluding financial assets and deferred income tax assets)	16,730,985	1,103,389	1,504,584	19,338,958
Investments in associates	10,991,166	-	2,379,531	13,370,697
Investments in joint ventures	798,000	-	978,013	1,776,013
Segment liabilities	(156,529,664)	(15,926,935)	(5,106,756)	(177,563,355)

A reconciliation of revenue from external customers to operating revenue is provided as follows:

	For the year ended 31 December
	2014	2013	2012

Revenue from external customers (PRC GAAP)	125,406,855	133,832,875	133,966,659
Reconciling item:
Impact of IFRS adjustment*	-	-	-
Operating revenue per IFRS consolidated statement of comprehensive income	125,406,855	133,832,875	133,966,659

A reconciliation of segment result to profit before income tax expense is provided as follows:

	For the year ended 31 December
	2014	2013	2012

Segment results (PRC GAAP)	18,703,820	17,678,998	9,582,522
Reconciling items:
Loss related to the headquarter	(87,313)	(381,830)	(466,430)
Investment income from China Huaneng Finance Co., Ltd. (“Huaneng Finance”)	156,061	166,734	124,092
Dividend income of available-for-sale financial assets	102,225	185,399	187,080
Impact of IFRS adjustments*	174,787	(226,612)	(550,479)

Profit before income tax expense per IFRS consolidated statement of comprehensive income	19,049,580	17,422,689	8,876,785

5	Revenue and segment information (continued)

Reportable segments’ assets are reconciled to total assets as follows:

	As at 31 December
	2014	2013

Total segment assets (PRC GAAP)	265,035,461	254,713,996
Reconciling items:
Investment in Huaneng Finance	1,347,956	1,270,016
Deferred income tax assets	998,870	762,561
Prepaid income tax	19,899	5,119
Available-for-sale financial assets	4,383,377	3,161,164
Corporate assets	379,385	361,996
Impact of IFRS adjustments*	3,006,820	1,957,908

Total assets per IFRS consolidated balance sheet	275,171,768	262,232,760

Reportable segments’ liabilities are reconciled to total liabilities as follows:

	As at 31 December
	2014	2013

Total segment liabilities (PRC GAAP)	(180,836,399)	(177,563,355)
Reconciling items:
Current income tax liabilities	(750,750)	(700,082)
Deferred income tax liabilities	(1,595,025)	(1,788,922)
Corporate liabilities	(5,562,871)	(6,177,875)
Impact of IFRS adjustments*	(1,644,017)	(809,552)

Total liabilities per IFRS consolidated balance sheet	(190,389,062)	(187,039,786)

Other material items:

	Reportable segment total	Headquarters	Investment income from Huaneng Finance	Impact of IFRS adjustments*	Total

For the year ended 31 December 2014
Interest expense	(7,633,809)	(180,305)	-	-	(7,814,114)
Depreciation and amortization	(11,879,963)	(54,896)	-	55,579	(11,879,280)
Share of profits less losses of associates and joint ventures	1,186,981	-	156,061	(27,166)	1,315,876
Net (loss)/gain on disposal of non-current assets	(427,039)	5	-	-	(427,034)
Income tax expense	(5,510,579)	-	-	23,371	(5,487,208)

For the year ended 31 December 2013
Interest expense	(7,555,527)	(231,945)	-	-	(7,787,472)
Depreciation and amortization	(11,478,601)	(23,540)	-	(43,374)	(11,545,515)
Share of profits less losses of associates and joint ventures	459,403	-	166,734	(11,054)	615,083
Net (loss)/gain on disposal of non-current assets	(889,830)	108	-	-	(889,722)
Income tax expense	(4,544,953)	-	-	22,282	(4,522,671)

5	Revenue and segment information (continued)

	Reportable segment total	Headquarters	Investment income from Huaneng Finance	Impact of IFRS adjustments*	Total

For the year ended 31 December 2012
Interest expense	(8,614,830)	(282,267)	-	-	(8,897,097)
Depreciation and amortization	(11,047,193)	(42,749)	-	(166,468)	(11,256,410)
Share of profits less losses of associates and joint ventures	506,071	-	124,092	(7,805)	622,358
Net (loss)/gain on disposal of non-current assets	(250,307)	(1)	-	(70)	(250,378)
Income tax expense	(2,574,810)	-	-	64,440	(2,510,370)

*
The GAAP adjustments above primarily represented the classification adjustments and other adjustments. The GAAP adjustments other than classification adjustments were primarily brought forward from prior years. Such differences will be gradually eliminated following subsequent depreciation and amortization of related assets or the extinguishment of liabilities.

Geographical information (Under IFRS):

(i)	External revenue generated from the following countries:

	For the year ended 31 December
	2014	2013	2012

PRC	111,036,449	119,593,313	114,125,493
Singapore	14,370,406	14,239,562	19,841,166

Total	125,406,855	133,832,875	133,966,659

(ii)	Non-current assets (excluding financial assets and deferred income tax assets) are located in the following countries:

	As at 31 December
	2014	2013

PRC	207,709,257	198,621,517
Singapore	23,808,140	24,920,351

Total	231,517,397	223,541,868

The information on sales to major customers of the Company and its subsidiaries at amount equal to or more than 10% of external revenue is as follows:

	For the year ended 31 December
	2014		2013		2012
	Amount	Proportion	Amount	Proportion	Amount	Proportion

Shandong Electric Power Corporation	16,621,611	13%	16,545,732	12%	16,492,367	12%
Jiangsu Electric Power Company	15,573,769	12%	16,950,098	13%	16,289,628	12%

6	Profit before income tax expense

Profit before income tax expense was determined after charging/(crediting) the following:

	For the year ended 31 December
	2014	2013	2012

Interest on loans and bonds wholly repayable within five years	6,707,204	6,512,297	6,957,103
Interest on other loans and bonds	1,664,302	1,773,639	2,589,261

Total interest expense	8,371,506	8,285,936	9,546,364
Less: amounts capitalized in property, plant and equipment	557,392	498,464	649,267

	7,814,114	7,787,472	8,897,097

Auditors’ remuneration	33,840	32,340	31,030
Operating leases	422,749	331,559	269,833
Fuel	64,762,908	73,807,817	82,355,449
Depreciation of property, plant and equipment	11,646,683	11,293,522	11,032,748
Amortization of other non-current assets	99,528	112,384	86,275

Impairment loss of property, plant and equipment (Note 7)	1,358,522	472,921	903,463
Impairment loss of goodwill (Note 14)	641,061	980,513	107,735
Impairment loss of investment in an associate (Note 8)	120,050	-	-
Recognition / (reversal) of provision for doubtful accounts	4,577	(2,610)	(10,310)
(Reversal)/ Recognition of provision for inventory obsolescence	(2,647)	(824)	12,155
Net loss on disposals of property, plant and equipment	427,034	897,222	252,741
Government grants	(787,988)	(253,729)	(491,465)

Other operating expenses consist of impairment loss of property, plant and equipment, goodwill and investment in an associate, environmental protection expenses, substituted power arrangement expenses, insurance, government grants and other miscellaneous expenses.

7	Property, plant and equipment

	Dam	Port facilities	Buildings	Electric utility plant in service	Transportation facilities	Others	CIP	Total

As at 1 January 2013
Cost	606,141	2,479,629	5,297,159	251,732,881	723,816	4,327,587	18,724,052	283,891,265
Accumulated depreciation	(14,652)	(284,397)	(1,727,304)	(97,189,822)	(219,667)	(2,413,135)	-	(101,848,977)
Accumulated impairment loss	-	-	-	(4,914,159)	-	(46,697)	(67,805)	(5,028,661)

Net book value	591,489	2,195,232	3,569,855	149,628,900	504,149	1,867,755	18,656,247	177,013,627

Year ended 31 December 2013
Beginning of the year	591,489	2,195,232	3,569,855	149,628,900	504,149	1,867,755	18,656,247	177,013,627
Reclassification	11,144	670,128	135,903	(837,941)	(58,604)	79,370	-	-
Acquisition of subsidiaries (Note 39)	-	-	-	38	-	1,788	762,661	764,487
Additions	-	-	2,173	374,196	100,990	207,529	17,076,945	17,761,833
Transfer from CIP	56,105	528,151	471,852	13,350,005	8,251	180,716	(14,595,080)	-
Reclassification to assets held for sale (Note 19)	-	(261,484)	(10,703)	-	-	(48,881)	(42,880)	(363,948)
Disposals	(4,094)	(5,607)	(266,578)	(951,162)	(3,607)	(44,356)	(49,231)	(1,324,635)
Disposal of a subsidiary	-	-	-	(7,745)	-	(124)	-	(7,869)
Depreciation charge	(16,410)	(80,933)	(174,495)	(10,662,926)	(37,423)	(343,416)	-	(11,315,603)
Impairment charge	-	-	(11,539)	(456,021)	-	(5,361)	-	(472,921)
Currency translation differences	-	-	-	(385,072)	-	(1,868)	(252,850)	(639,790)

End of the year	638,234	3,045,487	3,716,468	150,052,272	513,756	1,893,152	21,555,812	181,415,181

As at 31 December 2013
Cost	668,650	3,479,480	5,644,172	260,624,078	768,203	4,610,653	21,584,252	297,379,488
Accumulated depreciation	(30,416)	(433,993)	(1,883,488)	(105,512,124)	(254,447)	(2,647,293)	-	(110,761,761)
Accumulated impairment loss	-	-	(44,216)	(5,059,682)	-	(70,208)	(28,440)	(5,202,546)

Net book value	638,234	3,045,487	3,716,468	150,052,272	513,756	1,893,152	21,555,812	181,415,181

Year ended 31 December 2014
Beginning of the year	638,234	3,045,487	3,716,468	150,052,272	513,756	1,893,152	21,555,812	181,415,181
Reclassification	-	-	227,917	(344,746)	31,812	85,017	-	-
Acquisition of a subsidiary (Note 39)	-	-	-	-	-	156	10,594	10,750
Additions	-	-	68	331,026	85,465	134,743	20,150,978	20,702,280
Transfer from CIP	167,544	1,648,442	806,588	18,474,896	2,082	659,735	(21,759,287)	-
Disposals	-	-	(89)	(457,662)	-	(832)	-	(458,583)
Net effect of sales leaseback finance lease	-	-	-	30,829	-	-	-	30,829
Depreciation charge	(17,630)	(115,444)	(182,472)	(10,946,184)	(44,624)	(364,520)	-	(11,670,874)
Impairment charge	(80,910)	(568,637)	(18,338)	(336,328)	-	(3,442)	(350,867)	(1,358,522)
Currency translation differences	-	-	-	(305,025)	-	(551)	13,572	(292,004)

End of the year	707,238	4,009,848	4,550,142	156,499,078	588,491	2,403,458	19,620,802	188,379,057

As at 31 December 2014
Cost	836,194	5,127,923	6,711,769	276,801,979	893,417	5,480,587	20,000,109	315,851,978
Accumulated depreciation	(48,046)	(549,438)	(2,099,073)	(115,023,072)	(304,926)	(3,003,834)	-	(121,028,389)
Accumulated impairment loss	(80,910)	(568,637)	(62,554)	(5,279,829)	-	(73,295)	(379,307)	(6,444,532)

Net book value	707,238	4,009,848	4,550,142	156,499,078	588,491	2,403,458	19,620,802	188,379,057

Interest capitalization

Interest expense of approximately RMB557 million (2013 and 2012: RMB498 million and RMB649 million) arising on borrowings for the construction of property, plant and equipment was capitalized during the year and was included in ‘Additions’ in property, plant and equipment. The weighted average capitalization rate was approximately 5.98% (2013 and 2012: 5.74% and 6.40%) per annum.

Impairment

In 2014, impairment losses for certain property, plant and equipment of approximately RMB1,359 million have been recognized. Factors leading to the impairment primarily included continuous losses and external environment deterioration in respect of port industry, continuous low level of water inflow to the main dam of a hydropower plant and shut-down of a coal-fired power plant. Discount rates of 9.54%, 7.24% and 8.68% were adopted in the value in use model in the determination of the recoverable amounts for the port plant, hydropower plant and coal-fired power plant respectively.

7	Property, plant and equipment (continued)

Impairment (continued)

In 2013, impairment losses for certain property, plant and equipment of approximately RMB473 million have been recognized. Factors leading to the impairment primarily included shut-down of power plants and the continuous deterioration in utilization of certain non-power assets in a foreign subsidiary. Discount rates of 8.80% and 12.84% were adopted in the value in use model in the determination of the recoverable amounts for the coal-fired power plants and for the CGU of the foreign subsidiary respectively.

In 2012, impairment losses for certain property, plant and equipment of approximately RMB903 million have been recognized. The factors leading to the impairment were the continuous deterioration in utilization and the competition from non-coal fired power generation plants. The recoverable amounts are determined based on value in use of the related power generation units, which is a CGU. A discount rate of 7.24% was adopted in the model.

Property, plant and equipment held under finance leases

As at 31 December 2014, certain property, plant and equipment with original cost of RMB1,657 million (2013: RMB130 million) were held under finance leases, which mainly included power generation assets, ships and pipeline assets.

Security

As at 31 December 2014, certain property, plant and equipment were secured to a bank as collateral against a long-term loan (Note 23) and a short-term loan (Note 29).

8	Investments in associates and joint ventures

	2014	2013

Beginning of the year	16,678,694	14,596,771
Additional capital injections in associates	266,877	430,480
Additional capital injection in a joint venture	-	158,000
Acquisition of an associate	-	1,508,316
Share of net profits less loss	1,315,876	615,083
Share of other comprehensive income/ (loss)	87,579	(35,481)
Dividends	(602,066)	(541,960)
Impairment charge	(120,050)	-
Others	-	(52,515)

End of the year	17,626,910	16,678,694

As at 31 December 2014, investments in associates and joint ventures of the Company and its subsidiaries are unlisted except for Shenzhen Energy Corporation Limited (“SECL”) which is listed on the Shenzhen Stock Exchange. The following list contains only the particulars of material associates and joint ventures:

				Percentage of equity interest held
Name	Country of incorporation	Registered capital	Business nature and scope of operation	Direct	Indirect1

Associates:

SECL*	PRC	RMB2,642,994,398	Energy and investment in related industries	25.02%	-

Hebei Hanfeng Power Generation Limited Liability Company(“Hanfeng Power”)	PRC	RMB1,975,000,000	Power generation	40%	-

8	Investments in associates and joint ventures (continued)

				Percentage of equity interest held
Name	Country of incorporation	Registered capital	Business nature and scope of operation	Direct	Indirect1

Associates: (continued)

Huaneng Finance	PRC	RMB5,000,000,000	Provision for financial service including fund deposit services, lending, finance lease arrangements, notes discounting and entrusted loans and investment arrangement within Huaneng Group	20%	-

Huaneng Sichuan Hydropower Co., Ltd. (“Sichuan Hydropower”)	PRC	RMB1,469,800,000	Development, investment, construction, operation and management of hydropower	49%	-

China Huaneng Group Fuel Co., Ltd.(“Huaneng Group Fuel Company”) **	PRC	RMB3,000,000,000	Wholesale of coal, import and export of coal	50%	-

Joint ventures:
Shanghai Time Shipping Co., Ltd. (“Shanghai Time Shipping”)	PRC	RMB1,200,000,000	International and domestic sea transportation	50%	-

Jiangsu Nantong Power Generation Co., Ltd. (“Nantong Power”)	PRC	RMB1,596,000,000	Operation and Management of power generation plants and transportation related projects	-	35%

1	The indirect percentage of equity interest held represents the effective ownership interest of the Company and its subsidiaries.

*	As at 31 December 2014, the fair value of the Company’s shares in SECL was RMB7,379 million (2013: RMB3,636 million).

**	In accordance with the articles of the association of the investee, the Company could excise significant influence on the investee and therefore accounts for the investment under the equity method.

In 2014, due to continuous loss as a result of deterioration of coal industry, impairment loss of RMB120 million was provided for the investment in an associate engaged in coal production and sales.

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

Summarized financial information of the material associates, adjusted for any differences in accounting policies and acquisition adjustments, and reconciliation to the carrying amounts in the consolidated financial statements, are disclosed below:

	Sichuan Hydropower		SECL		Huaneng Finance		Hanfeng Power		Huaneng Group Fuel Company
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013

Gross amounts of the associates’
Current assets	1,004,545	714,010	10,877,590	8,505,710	17,210,954	13,422,872	442,559	696,030	5,315,592	5,433,923
Non-current assets	14,680,349	14,186,032	27,206,670	23,876,390	12,411,987	13,121,228	3,136,295	3,337,694	4,652,860	4,279,796
Current liabilities	(2,752,050)	(2,577,081)	(13,805,720)	(11,418,660)	(22,761,053)	(20,179,865)	(1,358,923)	(1,602,031)	(2,988,992)	(3,067,039)
Non-current liabilities	(8,228,061)	(7,701,162)	(4,152,700)	(2,319,590)	(122,110)	(14,155)	(10,911)	(218,129)	(3,627,542)	(3,452,941)
Equity	4,704,783	4,621,799	20,125,840	18,643,850	6,739,778	6,350,080	2,209,020	2,213,564	3,351,918	3,193,739
-Equity attributable to shareholders	3,617,367	3,568,759	17,563,160	16,203,300	6,739,778	6,350,080	2,209,020	2,213,564	3,215,675	3,065,683
-Non-controlling interests	1,087,416	1,053,040	2,562,680	2,440,550	-	-	-	-	136,243	128,056

Revenue	2,544,980	2,379,451	12,691,060	12,398,660	1,314,173	1,282,665	2,508,099	2,750,621	17,386,709	10,036,310
Profit from continuing operations attributable to shareholders	367,955	338,500	1,985,921	1,200,888	780,304	833,668	267,851	221,571	154,577	78,128
Other comprehensive (loss)/income attributable to shareholders	(588)	(441)	49,170	11,070	379,393	(190,172)	-	-	(622)	-
Total comprehensive income attributable to shareholders	367,367	338,059	2,035,091	1,211,958	1,159,697	643,496	267,851	221,571	153,955	78,128
Dividend received from the associate	172,894	265,026	165,290	66,116	154,000	110,000	-	-	-	-

Reconciled to the interests in the associates
Gross amounts of net assets of the associate	3,617,367	3,568,759	17,563,160	16,203,300	6,739,778	6,350,081	2,209,020	2,213,564	3,215,675	3,065,683
The Company’s effective interest	49%	49%	25.02%	25.02%	20%	20%	40%	40%	50%	50%
The Company’s share of net assets of the associate	1,772,510	1,748,692	4,393,424	4,053,255	1,347,956	1,270,016	883,608	885,426	1,607,838	1,532,842
Impact of adjustments	224,288	240,990	1,165,428	1,161,809	-	-	347,108	347,108	16,521	14,539
Carrying amount in the consolidated financial statements	1,996,798	1,989,682	5,558,852	5,215,064	1,347,956	1,270,016	1,230,716	1,232,534	1,624,359	1,547,381

8	Investments in associates and joint ventures (continued)

Aggregate information of associates that are not individually material:

	2014	2013

Aggregate carrying amount of individually immaterial associates in the consolidated financial statements	3,737,967	3,648,004

Aggregate amounts of the Company and its subsidiaries’ share of those associates
Loss from continuing operations	(55,939)	(66,986)
Total comprehensive loss	(55,939)	(66,986)

As at 31 December 2014, the Company’s share of losses of an associate exceeded its interest in the associate and the unrecognized further losses amounted to RMB35 million (2013: nil).

Summarized financial information of material joint ventures adjusted for any differences in accounting policies and acquisition adjustment, and reconciliation to the carrying amount in the consolidated financial statements, are disclosed below:

	Shanghai Time Shipping		Nantong Power
	2014	2013	2014	2013

Gross amounts of joint ventures’

Current assets	764,956	1,155,333	639,132	282,990
Non-current assets	6,010,052	6,307,235	6,706,755	6,346,736
Current liabilities	(2,853,997)	(3,260,857)	(1,688,700)	(1,695,196)
Non-current liabilities	(1,939,297)	(2,282,333)	(3,415,025)	(3,338,530)
Equity	1,981,714	1,919,378	2,242,162	1,596,000

Included in the above assets and liabilities:
Cash and cash equivalents	236,737	210,326	72,549	5,941
Current financial liabilities (excluding trade and other payables and provisions)	(2,545,093)	(2,924,308)	(1,044,610)	(1,223,569)
Non-current financial liabilities (excluding trade and other payables and provisions)	(1,939,297)	(2,282,333)	(3,415,025)	(3,338,530)

Revenue	4,270,631	3,638,341	3,429,254	-
Profit / (loss) from continuing operations	62,335	(157,249)	646,163	-
Total comprehensive income / (loss)	62,335	(157,249)	646,163	-

Included in the above profit:
Depreciation and amortization	338,690	305,863	342,520	-
Interest income	1,844	1,487	3,325	-
Interest expense	210,461	219,974	260,486	-
Income tax expense	7,797	318	262,335	-

Reconciled to the interest in the joint venture:
Gross amounts of net assets	1,981,714	1,919,378	2,242,162	1,596,000
The Company’s effective interest	50%	50%	50%	50%
The Company’s share of net assets	990,857	959,689	1,121,081	798,000
Impact of adjustments	18,324	18,324	-	-
Carrying amount in the consolidated financial statements	1,009,181	978,013	1,121,081	798,000

9	Investments in subsidiaries and loans to subsidiaries

(a)	Investments in subsidiaries

As at 31 December 2014, the investments in subsidiaries of the Company and its subsidiaries, all of which are unlisted, are as follows:

(i)	Subsidiaries acquired from business combinations under common control

					Percentage of equity interest held
Name of subsidiary	Country of incorporation	Type of legal entity	Registered capital	Business nature and scope of operations	Direct	Indirect1

Huaneng (Suzhou Industrial Park) Power Generation Co., Ltd.	PRC	Limited liability company	RMB 632,840,000	Power generation	75%	-

Huaneng Qinbei Power Co., Ltd. (“Qinbei Power Company”)	PRC	Limited liability company	RMB 1,540,000,000	Power generation	60%	-

Huaneng Yushe Power Generation Co., Ltd.	PRC	Limited liability company	RMB 615,760,000	Power generation	60%	-

Huaneng Hunan Yueyang Power Generation Limited Liability Company (“Yueyang Power Company”)	PRC	Limited liability company	RMB 1,935,000,000	Power generation	55%	-

Huaneng Chongqing Luohuang Power Generation Limited Liability Company(“Luohuang Power Company”)	PRC	Limited liability company	RMB 1,658,310,000	Power generation	60%	-

Huaneng Pingliang Power Generation Co., Ltd.	PRC	Limited liability company	RMB 924,050,000	Power generation	65%	-

Huaneng Nanjing Jinling Power Co., Ltd. (“Jinling Power Company”)	PRC	Limited liability company	RMB 1,513,136,000	Power generation	60%	-

Huaneng Qidong Wind Power Generation Co., Ltd.	PRC	Limited liability company	RMB 269,600,000	Development of wind power project, production and sales of electricity	65%	-

Tianjin Huaneng Yangliuqing Co-generation Limited Liability Company (“Yangliuqing Cogeneration”)	PRC	Limited liability company	RMB 1,537,130,909	Power generation, heat supply, facilities installation, maintenance and related services	55%	-

Huaneng Beijing Co-generation Limited Liability Company (i) (“Beijing Cogeneration”)	PRC	Limited liability company	RMB 1,600,000,000	Construction and operation of power plants and related construction projects	41%	-

1 The indirect percentage of equity interest held represents the effective ownership interest of the Company and its subsidiaries.

The subsidiaries above and the Company are all controlled by Huaneng Group before and after the acquisitions.

9	Investments in subsidiaries and loans to subsidiaries (continued)

(a)	Investments in subsidiaries (continued)

(ii)	Subsidiaries acquired from business combinations not under common control or acquired through other ways

					Percentage of equity interest held
Name of subsidiary	Country of incorporation	Type of legal entity	Registered capital	Business nature and scope of operations	Direct	Indirect1

Huaneng Weihai Power Limited Liability Company(“Weihai Power Company”)	PRC	Limited liability company	RMB 1,781,838,288	Power generation	60%	-

Huaneng Taicang Power Co., Ltd.	PRC	Limited liability company	RMB 804,146,700	Power generation	75%	-

Huaneng Huaiyin Power Power Limited Company	PRC	Limited liability company	RMB 265,000,000	Power generation	100%	-

Huaneng Huaiyin II Power Limited Company	PRC	Limited liability company	RMB 930,870,000	Power generation	63.64%	-

Huaneng Xindian Power Co., Ltd.	PRC	Limited liability company	RMB 465,600,000	Power generation	95%	-

Huaneng Shanghai Combined Cycle Power Limited Liability Company	PRC	Limited liability company	RMB 699,700,000	Power generation	70%	-

Huaneng International Power Fuel Limited Liability Company	PRC	Limited liability company	RMB 200,000,000	Wholesale of coal	100%	-

Huaneng Shanghai Shidongkou Power Generation Limited (ii) (“Shidongkou Power Company”)	PRC	Limited liability company	RMB 990,000,000	Power generation	50%	-

Huade County Daditaihong Wind Power Utilization Limited Liability Company	PRC	Limited liability company	RMB 5,000,000	Wind power development and utilization	100%	-

Huaneng Nantong Power Generation Limited Liability Company	PRC	Limited liability company	RMB 798,000,000	Power generation	70%	-

Huaneng Yingkou Port Limited Liability Company (iii) (“Yingkou Port”)	PRC	Limited liability company	RMB 720,235,000	Loading and conveying service	50%	-

Huaneng Hunan Xiangqi Hydropower Co., Ltd.	PRC	Limited liability company	RMB 328,000,000	Construction, operation and management of hydropower and related projects	100%	-

Huaneng Yingkou Power Generation Limited Liability Company	PRC	Limited liability company	RMB 844,030,000	Production and sales of electricity and heat sale of coal ash and lime	100%	-

Huaneng Zuoquan Coal-fired Power Generation Limited Liability Company	PRC	Limited liability company	RMB 960,000,000	Construction, operation and management of power plants and related projects	80%	-

Huaneng Kangbao Wind Power Utilization Limited Liability Company	PRC	Limited liability company	RMB 370,000,000	Construction, operation and management of wind power generation and related projects	100%	-

Huaneng Jiuquan Wind Power Generation Co., Ltd.	PRC	Limited liability company	RMB 1,360,170,000	Construction, operation and management of wind power generation and related projects	100%	-

9	Investments in subsidiaries and loans to subsidiaries (continued)

(a)	Investments in subsidiaries (continued)

(ii)	Subsidiaries acquired from business combinations not under common control or acquired through other ways (continued)

					Percentage of equity interest held
Name of subsidiary	Country of incorporation	Type of legal entity	Registered capital	Business nature and scope of operations	Direct	Indirect1

Huaneng Jiuquan II Wind Power Generation Co., Ltd.	PRC	Limited liability company	RMB 10,000,000	Construction, operation and management of wind power generation and related projects	100%	-

Huaneng Yumen Wind Power Generation Co., Ltd.	PRC	Limited liability company	RMB 349,580,000	Construction, operation and management of wind power generation and related projects	100%	-

Huaneng Wafangdian Wind Power Generation Co., Ltd.	PRC	Limited liability company	RMB 50,000,000	Construction, operation and management of wind power generation and related projects	100%	-

Huaneng Changtu Wind Power Generation Co., Ltd.	PRC	Limited liability company	RMB 50,000,000	Construction, operation and management of wind power generation and related projects	100%	-

Huaneng Rudong Wind Power Generation Co., Ltd.	PRC	Limited liability company	RMB 90,380,000	Construction and management of wind power generation projects	90%	-

Huaneng Guangdong Haimen Port Limited Liability Company	PRC	Limited liability company	RMB 93,000,000	Loading warehousing and conveying services, providing facilities services	100%	-

Huaneng Taicang Port Limited Liability Company	PRC	Limited liability company	RMB 428,000,000	Port development and construction, coal mixture, machinery leasing and repair	85%	-

Kaifeng Xinli Power Generation Co., Ltd.	PRC	Limited liability company	RMB 146,920,000	Power generation	-	60%

Huaneng Zhanhua Cogeneration Limited Liability Company	PRC	Limited liability company	RMB 190,000,000	Production and sales of electricity and steam	100%	-

Shandong Hualu Sea Transportation Limited Company (“Hualu Sea Transportation”)	PRC	Limited liability company	RMB 100,000,000	Cargo transportation along domestic coastal areas	53%	-

Huaneng Qingdao Port Limited Company(“Qingdao Port”)	PRC	Limited liability company	RMB 219,845,000	Loading and conveying warehousing (excluding dangerous goods), conveying, supply of water carriage materials	51%	-

Huaneng Qingdao Co-generation Limited Liability Company	PRC	Limited liability company	RMB 214,879,000	Construction, operation and management of cogeneration Power plants and related projects, production and sales of electricity and heat	100%	-

Huaneng Yunnan Diandong Energy Limited Company(“Diandong Energy”)	PRC	Limited liability company	RMB 3,543,140,000	Power generation and coal exploitation	100%	-

Huaneng Yunnan Diandong Yuwang Energy Limited Company (“Diandong Yuwang”)	PRC	Limited liability company	RMB 1,626,740,000	Power generation and coal exploitation	100%	-

9	Investments in subsidiaries and loans to subsidiaries (continued)

(a)	Investments in subsidiaries (continued)

(ii)	Subsidiaries acquired from business combinations not under common control or acquired through other ways (continued)

					Percentage of equity interest held
Name of subsidiary	Country of incorporation	Type of legal entity	Registered capital	Business nature and scope of operations	Direct	Indirect1

Huaneng (Fujian) Harbour Limited Company(“Luoyuanwan Harbour”)	PRC	Limited liability company	RMB 652,200,000	Port management, cargo loading, water transport material supply	51%	-

Huaneng Suzihe Hydropower Development Limited Company	PRC	Limited liability company	RMB 50,000,000	Hydropower, aquaculture, agriculture irrigation	100%	-

Fujian Yingda Property Development Limited Company	PRC	Limited liability company	RMB 50,000,000	Real estate development, leasing, real estate agency services, warehousing, loading and conveying	-	51%

Fujian Xinhuanyuan Industrial Limited Company	PRC	Limited liability company	RMB 93,200,000	Mineral water production and sale	-	51%

Enshi City Mawei Valley Hydropower Development Co., Ltd. (“Enshi Hydropower”)	PRC	Limited liability company	RMB 101,080,000	Hydro-resource development, hydropower, aquaculture	100%	-

Huaneng Tongxiang Combined Cycle Cogeneration Co., Ltd.	PRC	Limited liability company	RMB 300,000,000	Investment in related industries	95%	-

Huaneng Nanjing Combined Cycle Cogeneration Co., Ltd	PRC	Limited liability company	RMB 582,000,000	Power generation	60%	-

Huaneng Jinling Combined Cycle Cogeneration Co., Ltd (iv) (“Jinling CCGT”)	PRC	Limited liability company	RMB 356,350,000	Power generation	51%	-

Huaneng Fuyuan Wind Power Generation Co., Ltd.	PRC	Limited liability company	RMB 10,000,000	Wind Power Project investment and management	100%	-

Huaneng Panxian Wind Power Generation Co., Ltd.	PRC	Limited liability company	RMB 10,000,000	Construction and management of wind power plants and related projects	100%	-

Huaneng Luoyang Cogeneration Limited Liability Company	PRC	Limited liability company	RMB 600,000,000	Production and sales of electricity and heat to the electricity and heat networks sales of ancillary products of electricity and heat generation	80%	-

Huaneng Jiangxi Clean Energy Limited Liability Company	PRC	Limited liability company	RMB 5,000,000	Development, management and construction of clean energy project	100%	-

Huaneng HunanSubaoding Wind Power Generation Co., Ltd.	PRC	Limited liability company	RMB 6,000,000	Construction and operation of wind power plants and related projects	100%	-

Huaneng Suixian Jieshan Wind Power Generation Co., Ltd.	PRC	Limited liability company	RMB 2,000,000	Construction and operation of wind power plants and related projects	100%	-

9	Investments in subsidiaries and loans to subsidiaries (continued)

(a)	Investments in subsidiaries (continued)

(ii)	Subsidiaries acquired from business combinations not under common control or acquired through other ways (continued)

					Percentage of equity interest held
Name of subsidiary	Country of incorporation	Type of legal entity	Registered capital	Business nature and scope of operations	Direct	Indirect1

Huaneng Taiyuan Dongshan Combined Cycle Co-generation Co., Ltd.	PRC	Limited liability company	RMB 10,000,000	Construction and operation of power plants; thermal heating services	100%	-

Huaneng Suzhou Combined Cycle Co-generation Co., Ltd.	PRC	Limited liability company	RMB 60,000,000	Construction and management of natural gas power plant and related projects;	100%	-

Huaneng Shantou Haimen Power Limited Liability Company	PRC	Limited liability company	RMB 1,508,000,000	construction, operation and management of power plants and related projects	80%	-

Huaneng Chongqing Liangjiang Power Generation Limited Liability Company	PRC	Limited liability company	RMB 360,000,000	construction, operation and management of natural gas power plants and related projects	100%	-

Jiangsu Huayi Energy Co., Ltd.	PRC	Limited liability company	RMB 5,000,000	Development of new energy distribution of coal and coal products	100%	-

Huaneng Xuzhou Tongshan Wind Power Co., Ltd.	PRC	Limited liability company	RMB 169,000,000	Wind power generation	70%	-

Huaneng Eastern Yunnan Energy Mine Construction Co., Ltd.	PRC	Limited liability company	RMB 10,000,000	Constructing and operating of mine and related construction projects	-	100%

Huaneng Zhumadian Wind Power Generation Co., Ltd. (Zhumadian Wind Power)*	PRC	Limited liability company	RMB 30,000,000	Wind power generation	90%	-

Huaneng Nanjing Co-generation Limited Liability Company**	PRC	Limited liability company	RMB 300,000,000	Construction and operation of power plants and related projects	70%	-

Huaneng Hunan Guidong Wind Power Generation Co., Ltd. **	PRC	Limited liability company	RMB 2,000,000	Construction and operation of wind power plants and related projects	100%	-

Huaneng Nanjing Luhe Wind Power Generation Co., Ltd.**	PRC	Limited liability company	RMB 5,000,000	Research and development of wind power technology, construction and operation of wind power plants	100%	-

Huaneng Luoyuan Power Limited Liability Company**	PRC	Limited liability company	RMB 1,000,000,000	Construction and operation of power plants and related projects	100%	-

Huaneng Lingang(Tianjin) Gas Co-generation Co., Ltd. **	PRC	Limited liability company	RMB 180,000,000	Power generation, installation and maintenance of power equipment	100%	-

Huaneng Anhui Huaining Wind Power Generation Co., Ltd. **	PRC	Limited liability company	RMB 6,000,000	Construction and operation of wind power plants and related projects	100%	-

Huaneng Mianchi Co-generation Limited Liability Company**	PRC	Limited liability company	RMB 570,000,000	Construction and operation of coal-fired plants and related projects	60%	-

Huaneng Yingkou Xianrendao Co-generation Co., Ltd. **	PRC	Limited liability company	RMB 277,690,000	Construction and operation of wind power plants and related projects	100%	-

9	Investments in subsidiaries and loans to subsidiaries (continued)

(a)	Investments in subsidiaries (continued)

(ii)	Subsidiaries acquired from business combinations not under common control or acquired through other ways (continued)

					Percentage of equity interest held
Name of subsidiary	Country of incorporation	Type of legal entity	Registered capital	Business nature and scope of operations	Direct	Indirect1

Huaneng Nanjing Xingang Heating Co., Ltd. **	PRC	Limited liability company	RMB 10,000,000	Construction and operation of heat supply network and related projects	65%	-

Huaneng Changxing Guangfu Power Limited Liability Company**	PRC	Limited liability company	RMB 16,000,000	Construction and operation of distributed photovoltaic power generation and related projects	100%	-

Huaneng Rudong Baxianjiao Offshore Wind Power Generation Co., Ltd. **	PRC	Limited liability company	RMB 610,000,000	Infrastructure construction of wind power plants	70%	-

Huaneng Shanxi City of Science & Technology Project Management Co., Ltd **	PRC	Limited liability company	RMB 10,000,000	Construction and operation of supporting power project	100%	-

Huaneng Guilin Gas distributed energy Co., Ltd. **	PRC	Limited liability company	RMB 267,450,000	Construction and operation of power plants and related projects	80%	-

Huaneng Zhongxiang Wind Power Generation Co., Ltd **.	PRC	Limited liability company	RMB 10,000,000	Construction and operation of wind power plants and related projects	100%	-

Huaneng (Dalian) Co-generation Co., Ltd **	PRC	Limited liability company	RMB 12,500,000	Construction and operation of cogeneration power plants and related projects	100%	-

Huaneng Guanyun Co-generation Co., Ltd. **	PRC	Limited liability company	RMB 15,000,000	Construction and operation of cogeneration power plants and related projects	100%	-

Huaneng Power International Hongkong Limited Company	Hong Kong	Limited liability company	100,000 shares	Construction and operation of Power supply, coal project and related investment and financing businesses	100%	-

SinoSing Power	Singapore	Limited liability company	US$ 1,476,420,585	Investment holding	100%	-

Tuas Power	Singapore	Limited liability company	S$ 1,433,550,000	Electricity and gas supply and investment holding	-	100%

Tuas Power Supply Pte Ltd.	Singapore	Limited liability company	S$ 500,000	Power sales	-	100%

TPG	Singapore	Limited liability company	S$ 1,183,000,001	Power generation and related by products, derivatives; developing power supply resources, operating electricity and power sales	-	100%

TP Asset Management Pte Ltd.	Singapore	Limited liability company	S$ 2	Render of environment engineering services	-	100%

TPGS Green Energy Pte Ltd.	Singapore	Limited liability company	S$ 1,000,000	Provision of utility services	-	75%

New Earth Pte Ltd.	Singapore	Limited liability company	S$ 10,111,841	Consultancy in waste recycling	-	100%

New Earth Singapore Pte Ltd.	Singapore	Limited liability company	S$ 17,816,050	Industrial waste management and recycling	-	100%

9	Investments in subsidiaries and loans to subsidiaries (continued)

(a)	Investments in subsidiaries (continued)

(ii)	Subsidiaries acquired from business combinations not under common control or acquired through other ways (continued)

					Percentage of equity interest held
Name of subsidiary	Country of incorporation	Type of legal entity	Registered capital	Business nature and scope of operations	Direct	Indirect1

TP Utilities Pte Ltd.	Singapore	Limited liability company	S$ 160,000,001	Provision of utility services	-	100%

Chongqing Huaqing Energy Co., Ltd.	PRC	Limited liability company	RMB 44,420,000	Thermal energy, cold energy installation of instrumentation, promotion service for energy saving technology	-	60%

1	The indirect percentage of equity interest held represents the effective ownership interest of the Company and its subsidiaries.

*	In 2014, the Company acquired 90% equity interests of Zhumadian Wind Power. See Note 39 for more details of the acquisition.

**	These companies were newly established in 2014.

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

(iv)
According to the voting in concert agreement entered into between the Company and one of the non-controlling shareholders with 21% equity interests in Jinling CCGT, the shareholder agreed to vote the same in respect of significant financial and operating decisions made by the Company. As a result, the Company has control over Jinling CCGT.

(v)
According to the equity transfer agreement entered into with a third party, the Company transferred its 49% equity interests in Luoyuanwan Harbour. Upon the completion of the transaction, the Company’s percentage of equity interest held and voting rights on Luoyuanwan Harbour changed from 100% to 51% and the Company retains control over Luoyuanwan Harbour. Please refer to note 19 for more details.

9	Investments in subsidiaries and loans to subsidiaries (continued)

(a)	Investments in subsidiaries (continued)

(ii)	Subsidiaries acquired from business combinations not under common control or acquired through other ways (continued)

For the information of material non-controlling interest (“NCI”), please refer to Note 40.

In 2014, due to the continuous losses in a number of subsidiaries, impairment loss of RMB 2.70 billion was recorded for the investment in the subsidiaries at company level. (2013: RMB3.23 billion).

(b)	Loans to subsidiaries

As at 31 December 2014, the unsecured current portion of loans to subsidiaries amounted to approximately RMB24.09 billion (2013: RMB26.95 billion) with annual interest rates ranging from 5.32% to 6.60% (2013: from 5.58% to 6.00%). The unsecured non-current portion loans to subsidiaries amounted to approximately RMB3.48 billion (2013: RMB1.79 billion) with annual interest rates ranging from 5.20% to 6.52% (2013: 3.72% to 5.54%). Since all interest rates were similar to the interest rates offered by the market, the carrying value of the loans to subsidiaries approximated their fair value.

10	Available-for-sale financial assets

Available-for-sale financial assets include the following:

	As at 31 December
	2014	2013
Listed securities (Fair value measurement)
257.56 million shares (representing 1.56% shareholding) of Yangtze Power	2,748,162	1,627,777

Unlisted securities (Cost measurement)
10% of Jinxing Energy	531,274	431,274
9.09% of Ganlong Double-track Railway Co., Ltd.	1,000,000	1,000,000
Others	53,941	52,113

	1,585,215	1,483,387

Total	4,333,377	3,111,164

There were no impairment provisions on available-for-sale financial assets in 2014, 2013 and 2012.

11	Land use rights

Details of land use rights are as follows:

	As at 31 December
	2014	2013

Outside Hong Kong, held on:
Leases of between 10 to 50 years	4,913,119	4,449,886
Leases of over 50 years	40,725	41,399

Total	4,953,844	4,491,285

11	Land use rights (continued)

All the lands located in the PRC and Singapore are leased from respective governments according to corresponding regulations applied across the countries. The Company and its subsidiaries will renew the leases according to the operation requirements of the Company and its subsidiaries and the related regulations of respective countries.

12	Power generation license

The movements in the carrying amount of power generation license during the years are as follows:

	2014	2013

Beginning of the year	3,837,169	4,084,506

Movement:
Opening net book value	3,837,169	4,084,506
Currency translation differences	(116,210)	(247,337)

Closing net book value	3,720,959	3,837,169

End of the year	3,720,959	3,837,169

The Company and its subsidiaries acquired the power generation license in connection with the acquisition of Tuas Power. The power generation license was initially recognized at fair value at the acquisition date. Tuas Power operates power plants in Singapore pursuant to the license granted by the Energy Market Authority for a period of 30 years from 2003 until 2032. The license was extended to 2044 during 2011 with minimal costs and is subject to further renewal. The Company and its subsidiaries expect that the applicable rules and regulations surrounding the renewal can be complied with based on the current market framework. The Company and its subsidiaries assessed the useful life of the power generation license at 31 December 2014 as indefinite and therefore the license is not amortized.

Impairment test of power generation license

Power generation license belongs to and has been assigned to Tuas Power, a CGU. The recoverable amount of the CGU is determined based on value-in-use calculation. Management prepared the impairment model based on budget approved by the Board and various factors, such as inflation, power demand and other factors as well as the terminal value.

Key assumptions used for value-in-use calculation:

Management has assessed that, amongst all assumptions used in the value-in-use calculations, the most sensitive key assumption is the discount rate which was arrived at based on weighted average cost of capital. The discount rate applied in determining the recoverable amounts of the CGU was 7.29% (2013: 7.05%). An absolute increase in the discount rate of 0.5% (2013: 0.5%) would result in approximately RMB1,540 million (2013: RMB1,599 million) decrease in the recoverable amount of the CGU.

12	Power generation license (continued)

Impairment test of power generation license (continued)

Key assumptions used for value-in-use calculation (continued):

Other key assumptions include projection of its business performance based on estimation of future electricity tariffs, volume of electricity sold, fuel prices and other operating expenses, which are largely with reference to advices from the financial advisor engaged and an external study conducted by industry specialist to project the market demand and supply situation, as well as forward trend of electricity prices. On average, the growth and inflation rates of 3.0% and 3.5% (2013: 2.2% and 2.8%) were used in consideration of future expansion plans and new development projects as part of the long-term strategy.

Based on the assessments, no impairment was provided for the power generation license.

13	Derivative financial instruments

Details of derivative financial instruments are as follows:

	As at 31 December
	2014	2013

Derivative financial assets
－Hedging instruments for cash flow hedge (fuel swap contracts)	265	47,210
－Hedging instruments for cash flow hedge (exchange forward contracts)	116,712	34,979
－Financial instruments at fair value through profit or loss (fuel swap contracts)	184,756	23,783
Total	301,733	105,972

Less: non-current portion
－Hedging instruments for cash flow hedge (fuel swap contracts)	133	8,826
－Hedging instruments for cash flow hedge (exchange forward contracts)	40,465	4,785
－Financial instruments at fair value through profit or loss (fuel swap contracts)	-	634

Total non-current portion	40,598	14,245

Current portion	261,135	91,727

13	Derivative financial instruments (continued)

	As at 31 December
	2014	2013

Derivative financial liabilities
－Hedging instruments for cash flow hedge (fuel swap contracts)	1,009,369	15,259
－Hedging instruments for cash flow hedge (exchange forward contracts)	11	1,382
－Hedging instruments for cash flow hedge (interest rate swap contract)	322,871	380,541
－Financial instruments at fair value through profit or loss (fuel swap contracts)	149,989	29,814

Total	1,482,240	426,996

Less: non-current portion
－Hedging instruments for cash flow hedge (fuel swap contracts)	326,634	2,093
－Hedging instruments for cash flow hedge (exchange forward contracts)	8	210
－Hedging instruments for cash flow hedge (interest rate swap contract)	322,871	380,541
－Financial instruments at fair value through profit or loss (fuel swap contracts)	-	561

Total non-current portion	649,513	383,405

Current portion	832,727	43,591

For the years ended 31 December 2014, 2013 and 2012, no material ineffective portion was recognized in the profit or loss arising from cash flow hedges.

The Company uses an interest rate swap contract to hedge its interest rate risk against one of its variable rate loans. The notional principal amount of the outstanding interest rate swap contract at 31 December 2014 was US$278 million (RMB equivalents of RMB1,701.08 million) (2013: US$304 million (RMB equivalents of RMB1,853.46 million)). Through this arrangement, the Company pays an annual fixed interest of 4.4% while the original annual floating interest expense (6-month LIBOR+1%) attached in the loan is offset by the receivable leg of the interest rate swap. Such a swap is settled on a quarterly basis from September 2009 to September 2019.

TPG uses exchange forward contracts to hedge its foreign exchange risk arising from highly probable forecast purchase transactions. It also uses fuel oil swap contracts to hedge its fuel price risk arising from highly probable forecast purchases of fuel purchases.

TPG also uses various interest rate swap contracts to hedge floating semi-annual interest payments on borrowings with maturity dates up to 2020. The notional principal amount of these outstanding interest rate swap contracts at 31 December 2014 was S$1,440.9 million (RMB equivalents of RMB6,685.2 million) (2013: S$1,482 million (RMB equivalents of RMB7,090.63 million)). Through these arrangements, TPG swaps original floating interest (6-month SOR) to annual fixed interest determined by individual swap contracts. Such swap contracts are settled semi-annually from September 2011 to March 2020. As at 31 December 2014, these interest rate swap contracts are carried on the balance sheet as financial liability of RMB223.71 million (2013: financial liability of RMB263.97 million).

13	Derivative financial instruments (continued)

The analysis of contractual cash inflows/(outflows) of major derivative financial instruments are as follows:

		Cash flows
	Carrying amounts	Contractual cash flows	Within 1 year	Between 1 and 5 years	After 5 years

As at 31 December 2014
Derivative financial assets
Fuel derivatives used for hedging (net settlement)	265	265	133	132	-

Forward exchange contracts used for hedging
- inflows		2,827,425	1,969,596	857,829	-
- outflows		(2,714,818)	(1,895,789)	(819,029)	-

	116,712	112,607	73,807	38,800	-

Fuel derivatives that do not qualify as hedges (net settlement)	184,756	184,756	184,756	-	-

Derivative financial liabilities
Fuel derivatives used for hedging (net settlement)	1,009,369	(1,009,369)	(682,735)	(326,634)	-

Forward exchange contracts used for hedging
- inflows		552,840	538,402	14,438	-
- outflows		(553,505)	(539,020)	(14,485)	-

	11	(665)	(618)	(47)	-

Net-settled interest rate swaps used for hedging
- net cash outflows	322,871	(508,178)	(175,843)	(320,678)	(11,657)

Fuel derivatives that do not qualify as hedges (net settlement)	149,989	(149,989)	(149,989)	-	-

As at 31 December 2013
Derivative financial assets
Fuel derivatives used for hedging (net settlement)	47,210	47,210	38,384	8,826	-

Forward exchange contracts used for hedging
- inflows		2,401,875	1,967,829	434,046	-
- outflows		(2,366,753)	(1,937,889)	(428,864)	-

	34,979	35,122	29,940	5,182	-

Fuel derivatives that do not qualify as hedges (net settlement)	23,783	23,783	23,149	634	-

Derivative financial liabilities
Fuel derivatives used for hedging (net settlement)	15,259	(15,259)	(13,166)	(2,093)	-

Forward exchange contracts used for hedging
- inflows		1,155,192	1,107,633	47,559	-
- outflows		(1,156,600)	(1,108,862)	(47,738)	-

	1,382	(1,408)	(1,229)	(179)	-

Net-settled interest rate swaps used for hedging
- net cash outflows	380,541	(734,300)	(208,667)	(487,961)	(37,672)

Fuel derivatives that do not qualify as hedges (net settlement)	29,814	(29,814)	(29,253)	(561)	-

14	Goodwill

The movements in the carrying amount of goodwill during the years are as follows:

As at 1 January 2013
Cost	14,952,512
Accumulated impairment loss	(534,969)

Net book value	14,417,543

Movement in 2013:
Opening net book value	14,417,543
Impairment charge	(980,513)
Currency translation differences	(678,999)

Closing net book value	12,758,031

As at 31 December 2013
Cost	14,273,513
Accumulated impairment loss	(1,515,482)

Net book value	12,758,031

Movement in 2014:
Opening net book value	12,758,031
Disposal	(78,002)
Impairment charge	(641,061)
Currency translation differences	(313,413)

Closing net book value	11,725,555

As at 31 December 2014
Cost	13,865,890
Accumulated impairment loss	(2,140,335)

Net book value	11,725,555

Impairment tests for goodwill

Goodwill is allocated to the CGUs of the Company and its subsidiaries.

The carrying amounts of major goodwill allocated to individual CGUs are as follows:

	As at 31 December
	2014	2013

PRC Power segment:
Yueyang Power Company	100,907	100,907
Beijing Cogeneration	95,088	95,088
Yangliuqing Cogeneration	151,459	151,459
Diandong Energy	1,105,649	1,307,558
Diandong Yuwang	-	438,883

Singapore segment:
Tuas Power	10,035,274	10,348,687

14	Goodwill (continued)

The recoverable amount of a CGU is determined based on value-in-use calculations. For domestic CGUs, these calculations use cash flow projections based on management’s financial budgets covering periods of no more than five years. The Company expects cash flows beyond such periods will be similar to that of the respective final forecast years on existing production capacity.

For the goodwill allocated to Tuas Power, management has based their assessment of recoverable amount on value-in-use calculations. Management prepared the impairment model based on budget approved by the Board and various factors, such as inflation, power demand and other factors as well as the terminal value. On average, the growth and inflation rates of 3.0% and 3.5% were used in consideration of future expansion plans and new development projects as part of the long-term strategy.

Discount rates used for value-in-use calculations:

PRC Power segment	9.72%~10.68%
Singapore segment	7.29%

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

In 2014, due to the delay in coal mine construction schedule and continuous lower utilization of the power plants in Yunnan province, the goodwill arising from the acquisition of Diandong Energy and Diandong Yuwang were impaired based on the impairment testing result. The above mentioned goodwill impairment provided in 2014 approximately amounted to RMB641 million in total. For Singapore segment, the decrease of goodwill in respect of Tuas Power was due to currency translation differences.

In 2013, due to the external environment deterioration in respect of shipping market, the utilization of port was below expectation and the price was at a lower level. Based on the impairment testing results, the goodwill arising from the acquisition of Luoyuanwan Harbour, Qingdao Port and Hualu Sea Transportation were fully impaired. Besides, the goodwill arising from the acquisition of Enshi Hydropower was assessed as fully impaired due to the fact that the capital expenditure of the power plant was higher than the original expectation. The above mentioned goodwill impairment provided in 2013 approximately amounted to RMB586 million. For Singapore segment, the goodwill in respect of Tuas Power was impaired RMB392 million in 2013 as a result of the power market change in Singapore.

In 2012, no goodwill was impaired except for the goodwill arising from acquisition of Pingliang Power Company. The factors leading to the goodwill impairment were the continuous deterioration in utilization and the competition from non-coal fired power generation plants. As a result, management expects ongoing loss of Pingliang Power Company will be incurred in the future. A full impairment loss of the CGU's goodwill was provided based on the result of impairment assessment.

15	Other non-current assets

Details of other non-current assets are as follows:

	As at 31 December
	2014	2013

Intangible assets*	452,109	466,111
Deferred employee housing subsidies	4,847	5,787
Prepayments for switchhouse and metering station	10,142	11,693
Prepaid connection fees	118,941	101,913
Prepaid territorial water use right**	775,493	793,410
Finance lease receivables	525,353	551,509
VAT recoverable	981,980	574,892
Others	850,390	659,752

Total	3,719,255	3,165,067

*	The intangible assets consist of software, patented technologies and etc. In 2014, there is no impairment provided for the intangible assets (2013: RMB nil).

**
The prepaid territorial water use right are amortized over the contractual period of 50 years. As at 31 December 2014, territorial water use right with net book value amounting to RMB80.36 million (2013: RMB82.42 million) was secured to a bank as collateral against a long-term loan of RMB37 million (2013: RMB69 million) (Note 23).

16	Inventories

Inventories comprised:

	As at 31 December
	2014	2013

Fuel (coal and oil) for power generation	5,228,867	5,046,248
Material and supplies	1,636,865	1,593,074

	6,865,732	6,639,322
Less: provision for inventory obsolescence	163,458	170,296

	6,702,274	6,469,026

Movements of provision for inventory obsolescence during the years are analyzed as follows:

	2014	2013	2012

Beginning of the year	(170,296)	(182,352)	(179,724)
Provision	(878)	(2,336)	(14,612)
Reversal	3,525	3,160	2,457
Write-offs	632	3,551	14,625
Currency translation differences	3,559	7,681	(5,098)

End of the year	(163,458)	(170,296)	(182,352)

17	Other receivables and assets

Other receivables and assets comprised the following:

	As at 31 December
	2014	2013

Prepayments for inventories	279,128	334,368
Prepayments for pre-construction cost	577,644	421,944
Prepaid income tax	20,499	88,854
Prepayments for capacity quota	303,399	-
Others	144,040	93,038

Total prepayments	1,324,710	938,204

Staff advances	17,648	15,566
Dividends receivable	188,958	150,000
Financial lease receivables	14,767	13,842
Interest receivables	350	70
Others	622,310	406,522

Subtotal other receivables	844,033	586,000

Less: provision for doubtful accounts	29,644	30,673

Total other receivables, net	814,389	555,327

VAT recoverable	1,272,621	579,450

Gross total	3,441,364	2,103,654

Net total	3,411,720	2,072,981

Please refer to Note 35 for details of other receivables and assets due from the related parties.

The gross amounts of other receivables of the Company and its subsidiaries are denominated in the following currencies:

	As at 31 December
	2014	2013

RMB	781,426	523,279
S$ (RMB equivalent)	43,652	53,638
US$ (RMB equivalent)	18,955	9,083

Total	844,033	586,000

17	Other receivables and assets (continued)

Movements of provision for doubtful accounts during the years are analyzed as follows:

	2014	2013	2012

Beginning of the year	(30,673)	(28,641)	(26,505)
Reclassification to assets held for sale	-	51	-
Provision	-	(2,096)	(2,774)
Reversal	1,029	13	638

End of the year	(29,644)	(30,673)	(28,641)

As at 31 December 2014, there was no indication of impairment relating to other receivables which were not past due and no provision was made (2013: nil).

As at 31 December 2014, other receivables of RMB101 million (2013: RMB104 million) were past due but not impaired. These amounts mainly represent funds deposited in a government agency and are fully recoverable. The ageing analysis of these other receivables was as follows:

	As at 31 December
	2014	2013

Within 1 year	32,330	15,120
Between 1 to 2 years	593	289
Between 2 to 3 years	236	20,648
Over 3 years	68,056	67,855

	101,215	103,912

As at 31 December 2014, other receivables of RMB35 million which were past due (2013: RMB37 million) were impaired and a provision of RMB30 million (2013: RMB31 million) has been provided against the receivables. The individually impaired receivables have been long outstanding without any repayment agreements in place or possibility of renegotiation. It was assessed that a substantial portion of the receivables is not expected to be recovered. The ageing of these other receivables was as follows:

	As at 31 December
	2014	2013

Within 1 year	542	965
Between 1 to 2 years	-	120
Between 2 to 3 years	-	-
Over 3 years	34,540	35,546

	35,082	36,631

18	Accounts receivable

Accounts receivable comprised the following:

	As at 31 December
	2014	2013

Accounts receivable	14,087,378	14,812,913
Notes receivable	806,394	755,331

	14,893,772	15,568,244
Less: provision for doubtful accounts	11,809	6,123

	14,881,963	15,562,121

The gross amounts of account receivables of the Company and its subsidiaries are denominated in the following currencies:

	As at 31 December
	2014	2013

RMB	13,875,489	14,598,779
S$ (RMB equivalent)	1,014,881	963,349
US$ (RMB equivalent)	3,402	6,116

Total	14,893,772	15,568,244

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

As at 31 December 2014, accounts receivable of the Company and its subsidiaries of approximately RMB3,592 million (2013: RMB6,501 million) was secured to a bank as collateral against short-term loans of RMB3,150 million (2013: RMB 6,000 million) (Note 29).

For the collateral of notes receivable, please refer to Note 26 for details.

Movements of provision for doubtful accounts during the years are analyzed as follows:

	2014	2013	2012

Beginning of the year	(6,123)	(11,419)	(24,033)
Provision	(8,413)	(24)	(62)
Reversal	2,807	4,717	12,508
Write-off	-	50	28
Reclassification to assets held for sale	-	298	-
Currency translation differences	(80)	255	140

End of the year	(11,809)	(6,123)	(11,419)

18	Accounts receivable (continued)

Ageing analysis of accounts receivable was as follows:

	As at 31 December
	2014	2013

Within 1 year	14,693,174	15,347,876
Between 1 to 2 years	123,700	188,778
Between 2 to 3 years	48,021	25,326
Over 3 years	28,877	6,264

	14,893,772	15,568,244

As at 31 December 2014, the maturity period of the notes receivable ranged from 1 to 6  months (2013: from 1 to 6 months).

As at 31 December 2014, and 2013, there was no indication of impairment relating to accounts receivable which were not past due and no provision was made.

As at 31 December 2014, accounts receivable of RMB11.81 million (2013: RMB6.12 million) were impaired. The amount of the provision was RMB11.81 million as at 31 December 2014 (2013: RMB6.12 million). The ageing of these accounts receivable was as follows:

	As at 31 December
	2014	2013

Less than 1 year	274	-
Between 2 to 3 years	8,126	-
Over 3 years	3,409	6,123

	11,809	6,123

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

On 18 December 2013, the Company signed an equity transfer agreement with a third party to transfer its 49% equity interests in Luoyuanwan Harbour (with control retained by the Company), and all the controlling equity interests the Company held in Luoyuanwan Pier and Ludao Pier. These transactions were completed in early 2014 with no significant costs incurred in the disposals.  The revenue, cost, expense and net profit were insignificant from 1 January 2014 to the disposal date.

For the disposals of Luoyuanwan Pier and Ludao Pier with no interest being retained, the Company received cash consideration of RMB538 million. An investment income of RMB54 million was recognized and the related non-controlling interests of RMB100 million associated with the subsidiaries was eliminated upon disposal.

The cash consideration received from disposal of 49% equity interests in Luoyuanwan Harbour was RMB385 million. Non-controlling interests increased by RMB337 million to reflect the change in ownership percentage and the difference between the consideration received and the amount by which the non-controlling interest was adjusted totaling RMB48 million was recorded in capital surplus.

20	Share capital

	2014		2013
	Number of Shares	Share capital	Number of Shares	Share capital
		RMB ’000		RMB ’000
As at 1 January
A shares	10,500,000,000	10,500,000	10,500,000,000	10,500,000
Overseas listed foreign shares	3,555,383,440	3,555,383	3,555,383,440	3,555,383

Subtotal	14,055,383,440	14,055,383	14,055,383,440	14,055,383

Issuance of new H shares	365,000,000	365,000	-	-

As at 31 December
A shares	10,500,000,000	10,500,000	10,500,000,000	10,500,000
Overseas listed foreign shares	3,920,383,440	3,920,383	3,555,383,440	3,555,383

Total	14,420,383,440	14,420,383	14,055,383,440	14,055,383

In November 2014, the Company issued 365,000,000 H shares with a par value of RMB1.00, at a price of HK$8.60 per H share. Net proceeds from the issuance amounted to RMB2.45 billion after deducting issuance costs from gross proceeds of RMB2.49 billion.  The difference between the net proceeds and the addition to share capital is recorded in capital surplus.

All shares issued by the Company were fully paid. The holders  of  domestic  shares  and  overseas  listed foreign shares, in all material aspects, are entitled to  the  same  economic  and  voting  rights.  None of the issued A shares are within the lock-up period as at 31 December 2013 and 2014.

21	Surplus reserves

	As at 1 January 2014	Appropriation of surplus reserve	As at 31 December 2014
Surplus reserves	7,085,454	110,895	7,196,349

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

According to the Company’s articles of association and board resolutions on 24 March 2015, the Company intends to appropriate 10% of this year’s net profit attributable to the Company’s shareholders under PRC GAAP to the statutory surplus reserve, amounting to RMB1,035 million, in which RMB924 million being the excess of the consequent surplus reserve balance over 50% of the registered share capital, is subject to the approval of the shareholders at the annual general meeting. Therefore, only RMB111 million of the aforementioned appropriation of statutory surplus reserve is reflected in these consolidated financial statements for the year ended 31 December 2014.

Appropriation of discretionary surplus reserve is proposed by the Board of Directors, and approved by the general meeting of shareholders. This reserve can be used to make up any losses incurred in prior years or to increase the share capital after obtaining relevant approvals. For the years ended 31 December 2013 and 2014, no provision was made to the discretionary surplus reserve.

21	Surplus reserves (continued)

According to the articles of association, in distributing the Company’s profits after tax for the relevant accounting year, the lower of amounts determined in accordance with PRC GAAP and IFRS shall be adopted. As at 31 December 2014, in accordance with PRC GAAP and IFRS, the balance of retained earnings for the Company and its subsidiaries amounted to approximately RMB29.753 billion and RMB30.085 billion; respectively; and the balance of retained earnings for the Company amounted RMB24.257 billion and RMB21.257 billion, respectively.

22	Dividends

On 24 March 2015, the Board of Directors proposed a cash dividend of RMB0.38 per share, totaling approximately RMB5,480 million. This proposal is subject to the approval of the shareholders at the annual general meeting.

On 26 June 2014, upon the approval from the annual general meeting of  the  shareholders,  the  Company declared 2013 final dividend of RMB0.38 (2012: RMB0.21) per ordinary share, which totaled approximately RMB5,341 million (2012:RMB2,952 million).

23	Long-term loans

Long-term loans comprised the following:

	As at 31 December
	2014	2013
Loans from Huaneng Group (a)	640,485	640,485
Bank loans (b)	62,894,372	71,136,396
Other loans (c)	1,496,034	1,533,746

	65,030,891	73,310,627
Less: Current portion of long-term loans	7,392,433	12,796,956

Total	57,638,458	60,513,671

(a)	Loans from Huaneng Group

Details of loans from Huaneng Group of the Company and its subsidiaries are as follows:

		As at 31 December 2014
	Original currency	RMB equivalent	Less: Current portion	Non-current portion	Annual interest rate
	’000

Loans from Huaneng Group
Unsecured
RMB
- Variable rate	640,485	640,485	-	640,485	5.40%

		As at 31 December 2013
	Original currency	RMB equivalent	Less: Current portion	Non-current portion	Annual interest rate
	’000

Loans from Huaneng Group
Unsecured
RMB
- Variable rate	640,485	640,485	-	640,485	5.54%

23	Long-term loans (continued)

(b)	Bank loans

Details of bank loans of the Company and its subsidiaries are as follows:

			As at 31 December 2014
	Original currency	RMB equivalent	Less: Current portion	Non-current portion	Annual interest rate
	’000
Bank loans
Secured
RMB
- Fixed rate	10,436,300	10,436,300	1,026,670	9,409,630	5.54%-6.55%
- Variable rate	100,000	100,000	-	100,000	6.15%
Unsecured
RMB
- Fixed rate	26,194,209	26,194,209	4,985,946	21,208,263	4.20%-6.55%
- Variable rate	9,556,570	9,556,570	82,980	9,473,590	5.40%-6.55%
US$
- Fixed rate	2,666	16,316	16,316	-	6.36%
- Variable rate	539,004	3,298,164	408,284	2,889,880	0.81%-1.74%
$S
- Variable rate	2,772,077	12,861,331	352,252	12,509,079	1.98%
€
- Fixed rate	57,874	431,482	69,661	361,821	2.00%-2.15%

Total		62,894,372	6,942,109	55,952,263

			As at 31 December 2013
	Original currency	RMB equivalent	Less: Current portion	Non-current portion	Annual interest rate
	’000

Bank loans
Secured
RMB
- Fixed rate	11,541,760	11,541,760	1,185,460	10,356,300	5.90%-6.55%
- Variable rate	80,000	80,000	-	80,000	6.55%
Unsecured
RMB
- Fixed rate	38,968,173	38,968,173	10,673,883	28,294,290	4.20%-6.55%
- Variable rate	2,595,000	2,595,000	10,000	2,585,000	5.54%-6.22%
US$
- Fixed rate	7,846	47,838	31,580	16,258	6.36%
- Variable rate	608,371	3,709,177	422,926	3,286,251	0.81%-1.74%
$S
- Variable rate	2,848,480	13,628,555	363,253	13,265,302	1.95%
€
- Fixed rate	67,217	565,893	78,450	487,443	2.00%-2.15%

Total		71,136,396	12,765,552	58,370,844

As at 31 December 2014, a long-term loan of RMB37 million (31 December 2013: RMB69 million) is secured by territorial water use right with net book value amounting to RMB80.36 million (31 December 2013: RMB82.42 million).

As at 31 December 2014, a long-term loan of RMB95 million (31 December 2013: RMB123 million) is secured by certain property, plant and equipment with net book value amounting to RMB194 million (31 December 2013: RMB203 million).

As at 31 December 2014, long-term loans of approximately RMB10,404 million were secured by future electricity revenue (31 December 2013: RMB11,430 million).

23	Long-term loans (continued)

(c)	Other loans

Details of other loans of the Company and its subsidiaries are as follows:

		As at 31 December 2014
	Original currency	RMB equivalent	Less: Current portion	Non-current portion	Annual interest rate
	’000
Other loans
Secured
RMB
- Fixed rate	68,596	68,595	33,324	35,271	5.84%

Unsecured
RMB
- Fixed rate	417,000	417,000	417,000	-	5.54%
- Variable rate	1,000,000	1,000,000	-	1,000,000	5.35%
$S
- Variable rate	2,250	10,439	-	10,439	4.25%

Total		1,496,034	450,324	1,045,710

		As at 31 December 2013
	Original currency	RMB equivalent	Less: Current portion	Non-current portion	Annual interest rate
	’000

Other loans
Secured
RMB
- Fixed rate	100,000	100,000	31,404	68,596	5.84%

Unsecured
RMB
- Fixed rate	417,000	417,000	-	417,000	5.54%
- Varible rate	1,000,000	1,000,000	-	1,000,000	5.35%
$S
- Variable rate	3,500	16,746	-	16,746	4.25%

Total		1,533,746	31,404	1,502,342

As at 31 December 2014, a long-term loan of RMB69 million (31 December 2013: RMB100 million) was secured by a subsidiary's port facility with net book value amounting to RMB522 million (31 December 2013: RMB540 million).

As at 31 December 2014, the balance of other long-term loans drawn from Huaneng Finance amounted to approximately RMB417 million (2013: RMB417 million) with annual interest rate of 5.54% (2013: 5.54%). These loans were reclassified as current in 2014.

23	Long-term loans (continued)

The maturity of long-term loans is as follows:

	Loans from Huaneng Group		Bank loans		Other loans
	As at 31 December		As at 31 December		As at 31 December
	2014	2013	2014	2013	2014	2013
1 year or less	-	-	6,942,109	12,765,552	450,324	31,404
More than 1 year but not more than 2 years	640,485	-	7,321,430	7,226,839	1,035,271	450,299
More than 2 years but no more than 3 years	-	640,485	9,292,458	6,935,843	-	1,035,297
More than 3 years but no more than 4 years	-	-	5,667,453	5,263,576	-	-
More than 4 years but not more than 5 years	-	-	6,870,199	5,541,103	-	-
More than 5 years	-	-	26,800,723	33,403,483	10,439	16,746

	640,485	640,485	62,894,372	71,136,396	1,496,034	1,533,746
Less: amount due within 1 year included under current liabilities	-	-	6,942,109	12,765,552	450,324	31,404

Total	640,485	640,485	55,952,263	58,370,844	1,045,710	1,502,342

The interest payment schedule of long-term loans in the future years are summarized as follows:

	As at 31 December
	2014	2013
1 year or less	2,971,899	3,323,845
More than 1 year but not more than 2 years	2,628,832	2,689,099
More than 2 years but not more than 5 years	5,479,149	6,113,905
More than 5 years	4,441,296	5,842,470

Total	15,521,176	17,969,319

24	Long-term bonds

The Company issued bonds with maturity of 5 years, 7 years and 10 years in December 2007 with face values of RMB1 billion, RMB1.7 billion and RMB3.3 billion bearing annual interest rates of 5.67%, 5.75% and 5.90%, respectively. The total actual proceeds received by the Company were approximately RMB5.885 billion. These bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rates of those bonds are 6.13%, 6.10% and 6.17%, respectively. Interest paid per annum during the tenure of the bonds is RMB57 million, RMB98 million and RMB195 million, respectively. The bond with original maturity of 5 years had matured in December 2012 and the Company repaid the principal of RMB1 billion. The bond with original maturity of 7 years had matured in December 2014 and the Company repaid the principal of RMB1.7 billion. As at 31 December 2014, interest payables for the unmatured bonds amounted to approximately RMB3.73 million (31 December 2013: RMB5.61 million).

The Company also issued bonds with maturity of 10 years in May 2008 with a face value of RMB4 billion bearing an annual interest rate of 5.20%. The actual proceeds received by the Company were approximately RMB3.933 billion. These bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rate of bond is 5.42%. Interest paid per annum during the tenure of the bonds is RMB208 million. As at 31 December 2014, interest payable for these bonds amounted to approximately RMB135.06 million (31 December 2013: RMB135.06 million).

24	Long-term bonds (continued)

The Company issued medium-term notes with maturity of 5 years in May 2009 with a face value of RMB4 billion bearing an annual interest rate of 3.72%. The actual proceeds received by the Company were approximately RMB3.940 billion. These notes are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the notes fall due. The annual effective interest rate of these notes is 4.06%. Interest paid per annum during the tenure of the notes is RMB149 million. The bond had matured in May 2014 and the Company repaid the principal of RMB4 billion.

In November 2011 and January 2012, the Company issued non-public debt financing instrument with maturity of 5 years and 3 years with face values of RMB5 billion and RMB5 billion bearing annual interest rates of 5.74% and 5.24%, respectively. The actual proceeds received by the Company were approximately RMB4.985 billion and RMB4.985 billion. These bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rates of those bonds are 6.04% and 5.54%, respectively. Interest paid per annum during the tenure of the bonds is RMB287 million and RMB262 million. As at 31 December 2014, interest payable for these bonds amounted to approximately RMB45.61 million and RMB259.13 million, respectively (31 December 2013: RMB45.61 million and RMB259.14 million, respectively).

The Company issued overseas listed bonds with maturity of 3 years in February 2013 with a face value of RMB1.5 billion bearing an annual interest rate of 3.85%. The proceeds received by the Company were approximately RMB1.495 billion. These bonds are denominated in RMB and issued at par. Interest is payable semiannually while principal will be paid when the bonds fall due. The annual effective interest rate of the bonds is 3.96%. Interest paid per annum during the tenure of the bonds is RMB58 million. As at 31 December 2014, interest payable for the bonds amounted to approximately RMB23.57 million (31 December 2013: RMB23.57 million).

The Company issued non-public debt financing instrument with maturity of 3 years in June 2013 with a face value of RMB5 billion bearing an annual interest rate of 4.82%. The proceeds received by the Company were approximately RMB4.985 billion. The bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rate of the bonds is 5.12%. Interest paid per annum during the tenure of the bonds is RMB241 million. As at 31 December 2014, interest payable for the bonds amounted to approximately RMB139.32 million (31 December 2013: RMB139.32 million).

The Company issued medium-term notes with maturity of 5 years in July 2014 with a face value of RMB4 billion bearing an annual interest rate of 5.30%. The actual proceeds received by the Company were approximately RMB3.988 billion. These notes are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the notes fall due. The annual effective interest rate of these notes is 5.37%. Interest paid per annum during the tenure of the notes is RMB212 million. As at 31 December 2014, interest payable for the bonds amounted to approximately RMB99.32 million (31 December 2013: nil).

Please refer to Note 35(c) for details of long-term bonds of the Company guaranteed by HIPDC and government-related banks.

25         Other non-current liabilities

		As at 31 December
		2014	2013
Finance lease payables	(a)	1,584,020	115,986
Less: current portion of finance lease payables		329,560	-

Subtotal		1,254,460	115,986

Government Grant
-Environmental subsidies	(b)	909,615	795,759
-Other government grant		113,010	104,606

Subtotal	(c)	1,022,625	900,365

Others		441,595	388,547

Total		2,718,680	1,404,898

(a)        The Company and its subsidiaries had obligation under finance leases as follows:

	As at 31 December
	2014	2013
Within 1 year	414,143	10,283
After 1 year but within 2 years	541,831	10,461
After 2 years but within 3 years	535,492	10,461
After 3 years	284,234	112,980

	1,775,700	144,185

Less: total future interest expense	191,680	28,199

Present value of finance lease obligations	1,584,020	115,986

(b)	This primarily represented subsidies for the construction of desulphurization equipment and other environmental protection projects.

(c)	In 2014, the asset-related government grants which were credited to the statement of comprehensive income amounted to RMB66.15 million (2013: RMB72.34 million).

26	Accounts payable and other liabilities

Accounts payable and other liabilities comprised:

	As at 31 December
	2014	2013
Accounts and notes payable	11,685,285	12,277,872
Amounts received in advance	649,431	705,938
Payables to contractors for construction	10,172,216	7,724,843
Retention payables to contractors	996,861	968,863
Consideration payables for acquisitions	23,683	18,000
Accrued interests	1,056,249	1,047,410
Accrued pollutants discharge fees	75,648	133,287
Accrued water-resources fees	35,329	23,550
Accrued service fee of intermediaries	62,261	44,740
Capacity quota payables	-	2,841
Security deposits	100,356	140,953
Provisions*	28,647	182,188
Others	2,149,898	2,050,889

Total	27,035,864	25,321,374

*
As at 31 December 2013, a provision of RMB182 million was made, due to an arbitration petitioned by a vendor of the Company’s subsidiary. In 2014, this provision had been reversed as a result of the arbitration award, which dismissed the claim of the vendor.

Please refer to Note 35(a) for details of accounts payable and other liabilities due to the related parties.

As at 31 December 2014, notes payable of RMB13 million (2013: RMB23 million) were secured by notes receivable of the Company and its subsidiaries with net book value amounted to RMB15 million (2013: notes receivable amounted to RMB8 million and cash in bank amounted to RMB19 million).

The carrying amounts of financial liabilities (excluding amounts received in advance) included in accounts payable and other liabilities of the Company and its subsidiaries are denominated in the following currencies:

	As at 31 December
	2014	2013
RMB	25,106,220	22,963,862
S$ (RMB equivalent)	635,640	941,307
US$ (RMB equivalent)	626,242	641,265
JPY (RMB equivalent)	15,599	12,889
EUR (RMB equivalent)	2,677	56,113
GBP (RMB equivalent)	55	-

Total	26,386,433	24,615,436

26	Accounts payable and other liabilities (continued)

The ageing analysis of accounts and notes payable was as follows:

	As at 31 December
	2014	2013

Accounts and notes payable
Within 1 year	11,559,092	12,226,313
Between 1 to 2 years	88,408	14,041
Over 2 years	37,785	37,518

Total	11,685,285	12,277,872

27	Taxes payable

Taxes payable comprises:

	As at 31 December
	2014	2013

VAT payable	766,329	631,050
Income tax payable	751,349	783,816
Others	340,346	233,059

Total	1,858,024	1,647,925

28	Short-term bonds

The Company issued unsecured super short-term bonds with face values of RMB5 billion, RMB5 billion, RMB5 billion and RMB5 billion bearing annual interest rates of 3.80%, 3.90% 3.80% and 5.70% in February 2013, April 2013, May 2013 and December 2013, respectively. Such bonds are denominated in RMB, issued at par and matured in 270 days. The annual effective interest rates of these bonds are 4.21%, 4.31%, 4.21% and 6.12%, respectively. These bonds were fully repaid in November 2013, December 2013, February 2014, and September 2014 respectively.

The Company issued unsecured short-term bond with a face values of RMB5 billion bearing an annual interest rates 5.25% in November 2013. The bond is denominated in RMB, issued at par and matured in 365 days. The annual effective interest rate of the bond is 5.67%. The bond was fully repaid in November 2014.

The Company issued unsecured short-term bonds with face values of RMB5 billion, and RMB5 billion bearing annual interest rates of 4.90% and 3.98% in April 2014 and November 2014, respectively. Such bonds are denominated in RMB, issued at par and mature in 365 days. The annual effective interest rates of these bonds are 5.30%, and 4.40%, respectively.  As at 31 December 2014, interest payables for the outstanding bonds amounted to approximately RMB166.47 million and RMB23.99 million, respectively.

28	Short-term bonds (continued)

The Company issued unsecured super short-term bonds with face values of RMB2 billion, RMB3 billion, and RMB3 billion bearing annual interest rates of 4.63%, 4.63% and 4.00%,  in August 2014, September 2014, and November 2014, respectively. Such bonds are denominated in RMB, issued at face value and mature in 270 days from the issuance dates. The annual effective interest rates of these bonds are 4.94%, 4.94% and 4.31%, respectively. As at 31 December 2014, interest payables for the outstanding bonds amounted to approximately RMB32.73 million, RMB42.62 million and RMB18.74 million, respectively.

29	Short-term loans

Short-term loans are as follows:

	As at 31 December 2014			As at 31 December 2013
	Original currency	RMB equivalent	Annual interest rate	Original currency	RMB equivalent	Annual interest rate
	’000			’000
Secured
RMB
- Fixed rate	190,000	190,000	6.00%	1,050,000	1,050,000	6.00%-6.10%
- Fixed rate-discounted notes receivable	114,901	114,901	4.50%-4.80%	-	-	-
- Variable rate	3,000,000	3,000,000	5.04%	5,000,000	5,000,000	5.04%-6.00%
US$
- Variable rate	-	-	-	2,468	15,046	2.67%

Subtotal		3,304,901			6,065,046

Unsecured
RMB
- Fixed rate	9,532,000	9,532,000	4.00%-6.00%	8,040,000	8,040,000	5.28%-5.70%
- Variable rate	30,692,103	30,692,103	5.00%-6.00%	23,832,000	23,832,000	5.04%-5.70%

Subtotal		40,224,103			31,872,000

Total		43,529,004			37,937,046

As at 31 December 2014, short-term loans of RMB3,150 million (31 December 2013: RMB6,000 million) were secured by accounts receivable of the Company and its subsidiaries with net book value amounting to RMB3,592 million (31 December 2013: RMB6,501 million).

As at 31 December 2014, a short-term loan of RMB40 million (31 December 2013: RMB50 million) was secured by a subsidiary's port facility with net book value amounting to RMB56.47 million (31 December 2013: RMB62.35 million).

As at 31 December 2014, short-term loans of RMB114.90 million (31 December 2013: nil) represented the notes receivable that were discounted with recourse. As these notes receivable have not yet matured, the proceeds received were recorded as short-term loans.

As at 31 December 2014, short-term loans from Huaneng Finance amounted to RMB1,890 million (31 December 2013: RMB1,290 million) with the annual interest rates ranged from 5.04% to 5.70% (31 December 2013: 5.40% to 5.70%) (Note 35).

As at 31 December 2014, a short-term loan was borrowed from China Huaneng Group Clean Energy Technology Research Institute Co., Ltd. (“Huaneng Clean Energy”) amounting to RMB150 million (31 December 2013: RMB150 million) with the annual interest rate of 5.04% (31 December 2013: 5.40%) (Note 35).

As at 31 December 2014, a short-term loan was borrowed from Huaneng Group Hong Kong Limited Company (“Huaneng Hong Kong”) amounting to RMB100 million (31 December 2013: nil) with annual interest rate of 5.40% (31 December 2013: nil) (Note 35).

29	Short-term loans (continued)

As at 31 December 2014, short-term loans were borrowed from Xi’an Thermal Power Research Institute Co., Ltd. (“Xi’an Thermal”) amounting to RMB200 million (31 December 2013: RMB100 million) with annual interest rate of 5.32% ( 31 December 2013: 5.52% ) (Note 35).

As at 31 December 2013, a short-term loan amounted RMB15.05 million was secured by certain property, plant and equipment of a subsidiary of the Company.  The loan was settled in 2014.

30	Deferred income tax assets and liabilities

The offset amounts of deferred income tax assets and liabilities are as follows:

	As at 31 December
	2014	2013

Deferred income tax assets	884,274	652,358
Deferred income tax liabilities	(1,810,755)	(2,032,417)

	(926,481)	(1,380,059)

The gross movement on the deferred income tax accounts is as follows:

	2014	2013	2012

Beginning of the year	(1,380,059)	(1,479,342)	(1,466,756)
Adjustment on acquisitions	-	-	(134,460)
Credited to profit or loss (Note 32)	541,582	57,230	148,668
(Charged)/ Credited to other comprehensive (loss)/ income	(119,984)	(59,197)	34,556
Currency translation differences	31,980	79,187	(61,350)
Reclassification to liabilities held for sale	-	22,063	-

End of the year	(926,481)	(1,380,059)	(1,479,342)

30	Deferred income tax assets and liabilities (continued)

The movements in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdictions, are as follows:

Deferred income tax assets:

	Hedging reserve	Amortization of land use rights	Provision for impairment loss	Depreciation	Accrued expenses	VAT refunds on purchases of domestically manufactured equipment	Unused tax losses	Others	Total

As at 1 January 2013	162,454	15,079	187,627	135,706	46,048	306,869	132,990	320,129	1,306,902
(Charged)/credited to profit or loss	-	(368)	74,300	(38,561)	(12,444)	(25,523)	27,790	86,706	111,900
Charged to other comprehensive loss	(94,611)	-	-	-	-	-	-	-	(94,611)
Currency translation differences	(4,969)	-	(166)	(138)	-	-	(890)	(2,254)	(8,417)
Reclassification to assets held for sale	-	-	(88)	-	-	-	-	(625)	(713)

As at 31 December 2013	62,874	14,711	261,673	97,007	33,604	281,346	159,890	403,956	1,315,061
(Charged)/credited to profit or loss	-	(368)	(55,094)	541,903	42,107	(25,260)	(77,448)	51,200	477,040
Credited to other comprehensive loss	160,112	-	-	-	-	-	-	-	160,112
Currency translation differences	(8,458)	-	(147)	(80)	-	-	(123)	(77)	(8,885)

As at 31 December 2014	214,528	14,343	206,432	638,830	75,711	256,086	82,319	455,079	1,943,328

30	Deferred income tax assets and liabilities (continued)

Deferred income tax liabilities:

	Fair value gains	Amortization of land use rights	Depreciation	Power generation license	Mining rights	Territorial water use right	Others	Total

As at 1 January 2013	(214,473)	(423,699)	(997,614)	(690,174)	(270,667)	(84,967)	(104,650)	(2,786,244)

(Charged)/credited to profit or loss	-	(7,443)	(41,065)	-	-	3,374	(9,536)	(54,670)
Credited to other comprehensive loss	35,414	-	-	-	-	-	-	35,414
Currency translation differences	-	3,765	45,984	37,855	-	-	-	87,604
Reclassification to liabilities held for sale	-	16,114	3,903	-	-	2,759	-	22,776

As at 31 December 2013	(179,059)	(411,263)	(988,792)	(652,319)	(270,667)	(78,834)	(114,186)	(2,695,120)

(Charged)/credited to profit or loss	-	(6,918)	76,723	-	-	2,864	(8,127)	64,542
Credited to other comprehensive loss	(280,096)	-	-	-	-	-	-	(280,096)
Currency translation differences	-	17,658	2,960	19,756	-	-	491	40,865

As at 31 December 2014	(459,155)	(400,523)	(909,109)	(632,563)	(270,667)	(75,970)	(121,822)	(2,869,809)

30	Deferred income tax assets and liabilities (continued)

As at 31 December 2014 and 2013, taxable temporary differences relating to interest in equity method investees amounted to RMB2.69 billion and RMB2.65 billion, respectively. No deferred tax liabilities were recognized as at 31 December 2014 and 2013 as dividends from investments in associates and joint ventures are exempted from the PRC income tax and the Company has no plan to dispose any of these investees in the foreseeable future.

As at 31 December 2014 and 2013, taxable temporary differences relating to the undistributed profit of a wholly-owned foreign subsidiary amounted to RMB3.84 billion and RMB3.71 billion, respectively.  No deferred tax liabilities were recognized in respect of the tax that would be payable on the distribution of these retained profit as at 31 December 2014 and 2013 as the Company controls the dividend policy of the subsidiary, and it has been determined that it is probable that the profits will not be distributed in the foreseeable future.

In accordance with the accounting policy set out in Note 2(t), the Company and its subsidiaries did not recognize deferred income tax assets in respect of certain deductible temporary differences and accumulated tax losses that can be carried forward against future taxable income as follow:

	As at 31 December
	2014	2013

Deductible temporary differences	2,408,796	982,656
Tax losses	7,056,577	6,217,548

	9,465,373	7,200,204

The expiry dates of the tax losses of the Company and its subsidiaries for which no deferred income tax assets were recognized are summarized as follows:

	As at 31 December
	2014	2013
Year of expiry
2014	-	500,575
2015	901,015	938,601
2016	1,589,376	1,589,375
2017	1,932,014	1,932,014
2018	1,256,982	1,256,983
2019	1,377,190	-

	7,056,577	6,217,548

31	Additional financial information on balance sheets

As at 31 December 2014, the net current liabilities of the Company and its subsidiaries amounted to approximately RMB66,981 million (2013: RMB64,792 million). On the same date, total assets less current liabilities were approximately RMB170,326 million (2013: RMB163,254 million).

32	Income tax expense

	For the year ended 31 December
	2014	2013	2012

Current income tax expense	6,028,790	4,579,901	2,659,038
Deferred income tax (Note 30)	(541,582)	(57,230)	(148,668)

	5,487,208	4,522,671	2,510,370

No Hong Kong profits tax has been provided as there were no estimated assessable profits in Hong Kong for the year (2013 and 2012: nil).

The reconciliation of the effective income tax rate from the notional income tax rate is as follows:

	For the year ended 31 December
	2014	2013	2012

Notional tax on profit before income tax expense, calculated at the applicable income tax rates in the countries concerned	26.45%	24.33%	24.28%
Effect of tax losses not recognized	0.96%	0.48%	(0.99%)
Effect of deductible temporary differences not recognized	1.67%	0.53%	4.27%
Effect of non-taxable income	(1.86%)	(1.15%)	(1.95%)
Effect of non-deductible expenses	1.59%	1.80%	2.67%
Others	(0.01%)	(0.03%)	-

Effective tax rate	28.80%	25.96%	28.28%

The Company and its PRC branches and subsidiaries are subject to income tax at 25%, except for certain PRC branches and subsidiaries that are tax exempted or taxed at preferential tax rates, as determined in accordance with the relevant PRC income tax rules and regulations for the years ended 31 December 2014, 2013 and 2012.

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

The income tax rate applicable to Singapore subsidiaries is 17% (2013 and 2012: 17%).

33	Earnings per share

The basic earnings per share is calculated by dividing the consolidated net profit attributable to the equity holders of the Company by the weighted average number of the Company’s outstanding ordinary shares during the year:

33	Earnings per share (continued)

	2014	2013	2012

Consolidated net profit attributable to equity holders of the Company	10,757,317	10,426,024	5,512,454
Weighted average number of the Company’s outstanding ordinary shares (’000)*	14,085,800	14,055,383	14,055,383
Basic and diluted earnings per share (RMB)	0.76	0.74	0.39

*Weighted average number of ordinary shares:

	2014	2013	2012
	’000	’000	’000

Issued ordinary shares at 1 January	14,055,383	14,055,383	14,055,383
Effect of share issue (note 20)	30,417	-	-

Weighted average number of ordinary shares at 31 December	14,085,800	14,055,383	14,055,383

There was no dilutive effect on earnings per share since the Company had no dilutive potential ordinary shares for the years ended 31 December 2014, 2013 and 2012.

34	Notes to consolidated statement of cash flows

Bank balances and cash comprised the following:

	As at 31 December
	2014	2013	2012

Total bank balances and cash	12,608,192	9,433,385	10,624,497
Add: Cash and cash equivalents reclassified to assets held for sale	-	34,488	-
Less: Restricted cash	369,825	126,201	119,110

Cash and cash equivalents as at year end	12,238,367	9,341,672	10,505,387

The bank balances and cash of the Company and its subsidiaries are denominated in the following currencies:

	As at 31 December
	2014	2013	2012

RMB	8,346,060	7,780,145	7,935,202
S$ (RMB equivalent)	1,064,479	1,109,913	2,142,873
US$ (RMB equivalent)	753,061	543,312	545,514
JPY (RMB equivalent)	4	15	404
HK$ (RMB equivalent)	2,444,588	-	504

Total	12,608,192	9,433,385	10,624,497

There is  no material non-cash investing and financing transaction for the year ended 31 December 2014, 2013 and 2012.

35	Related party balances and transactions

The related parties of the Company and its subsidiaries that had transactions with the Company and its subsidiaries are as follows:

Names of related parties	Nature of relationship

Huaneng Group	Ultimate parent company
HIPDC	Parent company
Huaneng Property Co., Ltd. and its subsidiaries	Subsidiaries of Huaneng Group
Xi’an Thermal and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Energy & Communications Holdings Co., Ltd. (“HEC”) and its subsidiaries	Subsidiaries of Huaneng Group
Shandong Power Limited and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Renewables Corporation Limited(“Huaneng Renewables”)	A subsidiary of Huaneng Group
Huaneng Hulunbeier Energy Development Company Ltd. (“Hulunbeier Energy”)	A subsidiary of Huaneng Group
Huaneng Suzhou Thermoelectric Power Company Ltd.	A subsidiary of Huaneng Group
Alltrust Insurance Co., Ltd.	A subsidiary of Huaneng Group
Huaneng Wuhan Power Co., Ltd.	A subsidiary of Huaneng Group
North United Power Co., Ltd. (“North United Power”) and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Group Technology Innovation Center	A subsidiary of Huaneng Group
Gansu Huating Coal and Power Co., Ltd. (“Huating Coal and Power”)	A subsidiary of Huaneng Group
Huaneng Clean Energy	A subsidiary of Huaneng Group
Huaneng Hong Kong	A subsidiary of Huaneng Group
Huaneng Henan Zhongyuan Gas Power Generation Co., Ltd.	A subsidiary of Huaneng Group
Huaneng Carbon Assets Management Company Limited (“Huaneng Carbon Assets”)	A subsidiary of Huaneng Group
Huaneng Heilongjiang Power Generation Co., Ltd. (“Heilongjiang Power”)	A subsidiary of Huaneng Group
Huaneng Shaanxi Qinling Power Generation Co., Ltd.	A subsidiary of Huaneng Group
Zhejiang Zheneng Power Co., Ltd. *	An investee of Huaneng Group
Zhejiang Southeast Electric Power Co., Ltd.*	An investee of Huaneng Group
Huaneng Ruijin Power Generation Co., Ltd. (“Ruijin Power Generation”)	A subsidiary of HIPDC
Huaneng Anyuan Power Generation Co., Ltd(“Anyuan Power Generation”)	A subsidiary of HIPDC
Huaneng Yingcheng Co-generation Limited Liability Company (“Yingcheng Cogeneration”)	A subsidiary of HIPDC
Lime Company	An associate of a subsidiary
Huaneng Group Fuel Company	An associate of the Company and also a subsidiary of Huaneng Group
Rizhao Power Company	An associate of the Company and also a subsidiary of Huaneng Group

35	Related party balances and transactions (continued)

Names of related parties	Nature of relationship

Huaneng Finance	An associate of the Company and also a subsidiary of Huaneng Group
Huaneng (Tianjin) Coal Gasification Power Generation Co., Ltd. (“Coal Gasification Co.”)	An associate of the Company and also a subsidiary of Huaneng Group
Shanghai Time Shipping	A joint venture of the Company
Nantong Power	A joint venture of the Company
Subsidiaries of Jiangsu Province Guoxin Asset Management Group Limited Company(“Jiangsu Guoxin”)**	A minority shareholder of the Company’s subsidiaries
Government-related enterprises***	Related parties of the Company

*
Zhejiang Southeast Electric Power Co., Ltd. was merged with Zhejiang Zheneng Power Co., Ltd. in December 2013. Mr. Gu Biquan, the vice president of the Company, acted as the vice chairman of Zhejiang Southeast Electric Power Co., Ltd.. Meanwhile, Huaneng Group holds 25.57% equity interest of Zhejiang Southeast Electric Power Co., Ltd.. After the merger, Zhejiang Southeast Electric Power Co., Ltd. was revoked and Huaneng Group holds 5% equity interest of Zhejiang Zheneng Power Co., Ltd..

**
The director of the Company, Mr. Xu Zujian also serves as the Vice President of Jiangsu Guoxin. Meanwhile, Jiangsu Guoxin holds 30%, 30%, 26.36%, 30% and 21% equity interest of Huaneng Nanjing Combined Cycle Co-generation Co., Ltd., Huaneng Nantong Power Generation Limited Liability Company, Huaneng Huaiyin II Power Limited Company, Jinling Power Company and Jinling CCGT, respectively.

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

35	Related party balances and transactions (continued)

(a)	Related party balances

(i)	Cash deposits in a related party

	As at 31 December
	2014	2013

Deposits in Huaneng Finance
- Savings deposit	5,048,722	2,363,735

For the year ended 31 December 2014, the annual interest rates for these savings deposits placed with Huaneng Finance ranged from 0.35% to 1.35% (2013: from 0.35% to 1.35%).

(ii)	As described in Note 23 and 29, certain loans of the Company and its subsidiaries were borrowed from Huaneng Group, Huaneng Finance, Xi’an Thermal, Huaneng Hong Kong and Huaneng Clean Energy.

(iii)
Except for those disclosed in Note 35(a)(ii), the balances with Huaneng Group, HIPDC, subsidiaries, associates, joint ventures and other related parties are unsecured, non-interest bearing and receivable/repayable within one year. As at and for the years ended 31 December 2014 and 2013, no provision is made on receivable balances from these parties.

Other receivables and assets comprised the following balances due from related parties:

	As at 31 December
	2014	2013
Due from Huaneng Group	5	-
Due from HIPDC	596	-
Due from associates	115,975	159,867
Due from a joint venture	50,000	50,000
Due from other related parties	61,891	61,354

Total	228,467	271,221

(iv)	Accounts payable and other liabilities comprised the following balances due to related parties:

	As at 31 December
	2014	2013
Due to Huaneng Group	1,313	1,083
Due to HIPDC	14,417	14,313
Due to associates	1,921,486	2,637,506
Due to a joint venture	288,983	776,720
Due to other related parties	2,225,035	850,886

Total	4,451,234	4,280,508

35	Related party balances and transactions (continued)

(a)	Related party balances (continued)

(v)
As at 31 December 2014, included in long-term loans (including current portion) and short-term loans are loans payable to other government-related enterprises amounting to RMB106 billion (2013: RMB109 billion).

The balances with government-related enterprises also included substantially all the accounts receivable due from domestic power plants of government-related power grid companies, the bank deposits placed with government-related financial institutions as well as accounts payables and other payables arising from the purchases of coal and property, plant and equipment construction and related labor service provided by other government-related enterprises. Except for bank deposits, these balances are unsecured, non-interest bearing and the majority of receivable/repayable is within one year.

(b)	Related party transactions

	For the year ended 31 December
	2014	2013	2012
HIPDC
Service fees expenses on transmission and transformer facilities	(140,771)	(140,771)	(140,771)
Rental charge on land use rights of Huaneng Nanjing Power Plant	(1,657)	(1,657)	(1,657)
Rental charge on office buildings	(6,175)	-	-

Huaneng Group
Drawdown of long-term loans	-	640,485	-
Interest expense on long-term loans	(35,847)	(51,923)	(23,955)
Training fees	-	(10)	(22)
Purchase of capacity quota	-	(478,620)	-

Huaneng Finance
Interest expense on long-term loans	(23,384)	(23,169)	(12,338)
Interest expense on short-term loans	(86,795)	(66,756)	(174,930)
Drawdown of long-term loans	-	-	417,000
Drawdown of short-term loans	1,890,000	1,290,000	3,555,000

HEC and its subsidiaries
Purchase of coal and service fee occurred for transportation	(373,882)	(771,807)	(611,474)
Purchase of equipment	(65,397)	(55,424)	(82,685)
Purchase of materials	-	(479)	(3,994)

Shanghai Time Shipping
Purchase of coal and service fee paid for transportation	(2,705,865)	(2,654,082)	(1,432,619)
Purchase of tug boats	-	-	(88,889)

35	Related party balances and transactions (continued)

(b)	Related party transactions (continued)

	For the year ended 31 December
	2014	2013	2012
Xi’an Thermal and its subsidiaries
Technical services and industry-specific technological project contracting services obtained	(343,379)	(258,188)	(166,520)
Purchase of equipment	(279,254)	(311,565)	(170,741)
Service fees expenses on transmission and transformer facilities	-	(1,290)	-
Drawdown of short-term loans	200,000	100,000	100,000
Interest expense on short-term loans	(6,500)	(1,978)	(4,347)

Rizhao Power Company
Sales of coal	-	20,559	202,819
Purchase of coal	(1,569,653)	(1,623,360)	(1,795,217)
Purchase of materials	(52,252)	(58,962)	(47,235)
Purchase of electricity	(5,399)	(8,369)	(6,160)
Sales of electricity	1,042	2,779	2,372
Rental charge on lease of certain property, plant and equipment	(13,698)	(14,763)	(16,228)
Purchase of power generation quota	(58,164)	(15,356)	(30,396)
Sales of power generation quota	-	7,704	-

Huaneng Renewables
Agency fee on CDM projects	-	(900)	(1,200)

Hulunbeier Energy
Purchase of coal	(418,718)	(425,978)	(970,328)

Lime Company
Purchase of lime	(69,911)	(113,697)	(116,741)

Huaneng Group Technology Innovation Center
Technical services and industry-specific technological project contracting services obtained	(85,696)	(70,400)	(21,480)

Huaneng Property Co., Ltd.
Rental charge on office building	(112,029)	(96,868)	(95,595)
Property management fee	(1,578)	-	-

35	Related party balances and transactions (continued)

(b)	Related party transactions (continued)

	For the year ended 31 December
	2014	2013	2012
North United Power and its subsidiaries
Purchase of coal	(84,009)	(134,975)	(100,364)
Entrusting other parties for power generation	(38,855)	-	-
Rental charge on office buildings	(80)	-	-

Huating Coal and Power
Purchase of coal	(1,105,100)	(1,190,240)	(1,658,401)

Huaneng Suzhou Thermoelectric Power Company Ltd.
Handling service provided	1,276	-	-
Sales of coal	-	-	31,682

Ruijin Power Generation
Sales of coal	-	34,885	206,731

Huaneng Wuhan Power Co., Ltd.
Sales of coal	-	8,851	88,694
Handling service provided	1,003	-	-

Alltrust Insurance Co., Ltd.
Premiums for property insurance	(171,555)	(159,727)	(148,525)
Rental revenue	842	982	-

Huaneng Group Fuel Company and its subsidiaries
Purchase of coal and service fee paid for transportation	(12,277,448)	(9,751,792)	(658,317)
Sales of coal	-	65,586	27,593
Handling service provided	25,043	30,066	8,971
Transportation service provided	-	4,057	-
Port usage fee	-	13,571	4,539

Huaneng Shanxi Qinling Power Generation Co., Ltd.
Purchase of power generation quota	(6,862)	-	-

Huaneng Clean Energy
Drawdown of short-term loans	150,000	150,000	120,000
Interest expense on short-term loans	(7,920)	(6,422)	(5,784)
Technical services and industry-specific technological project contracting services obtained	(10,688)	-	(540)

Coal Gasification Co.
Purchase of water and electricity	(2,688)	-	-

35	Related party balances and transactions (continued)

(b)	Related party transactions (continued)

	For the year ended 31 December
	2014	2013	2012
Anyuan Power Generation
Purchase of coal	(7,997)	-	-
Training Fee	-	-	(319)
Provision of entrusted power generation	241,868	295,020	235,195

Huaneng Henan Zhongyuan Gas Power Generation Co., Ltd.
Purchase of power generation quota	(169,598)	(119,196)	(49,500)

Zhejiang Southeast Electric Power Co., Ltd.
Purchase of power generation quota	-	(39,591)	(37,744)

Nantong Power
Entrusting other parties for power generation	(27,985)	-	-
Rental revenue	3,440	-	-
Sale of steam	24,551	-	-
Transfer of assets	-	-	1,034,777

Shandong Power Limited and its subsidiaries
Purchase of power generation quota	(75,168)	(183,866)	(138,484)
Purchase of equipment	(3,295)	(1)	(159)
Purchase of coal	(2,102,114)	(1,558,130)	(957,275)
Drawdown of short-term loans	-	-	50,000
Interest expense on short-term loans	-	(2,200)	(867)
Technical services and industry-specific technological project contracting services obtained	(22,090)	(1,590)	-
Training service provided	-	61	-
Transportation service provided	19,743	33,037	-
Handling service provided	1,266	3,250	-
Labor service provided	10,464	-	-
Rental revenue	8,500	-	-
Sale of capacity quota	21,850	-	-

Huaneng Carbon Assets
Technical services and industry-specific technological project contracting services obtained	(762)	(1,702)	-

Heilongjiang Power
Service fee	-	(300)	-

Huaneng Group Hong Kong
Drawdown of short-term loans	100,000	-	-
Interest expense on short-term loans	(2,850)	-	-

35	Related party balances and transactions (continued)

(b)	Related party transactions (continued)

	For the year ended 31 December
	2014	2013	2012

Yingcheng Cogeneration
Sale of cable	435	-	-

Subsidiaries of Jiangsu Guoxin
Provision of entrusted power generation	29,232	75,736	163,512
Entrusting other parties for power generation	(967)	(7,977)	-

For the years ended 31 December 2014, 2013 and 2012, the Company provided management service to certain power plants owned by Huaneng Group and HIPDC. The Company did not receive any management fee. At the same time, Huaneng Group provided management services to certain branches and subsidiaries of the Company in specified provinces. The Company did not pay any management fee for such arrangements.

For the additional capital injection in associates and joint ventures, please refer to Note 8.

Transactions with government-related enterprises

For the years ended 31 December 2014, 2013 and 2012, the Company and its domestic subsidiaries sold substantially all their products to local government-related power grid companies. Please refer to Note 5 for details of sales information to major power grid companies. The Company and its domestic subsidiaries maintained most of its bank deposits in government-related financial institutions while lenders of most of the Company and its subsidiaries’ loans are also government-related financial institutions.

For the years ended 31 December 2014, 2013 and 2012, other collectively-significant transactions with government-related enterprises also include a large portion of fuel purchases, property, plant and equipment construction and related labor employed.

(c)	Guarantees

		As at 31 December
		2014	2013

(i)	Long-term loans guaranteed by
	- Huaneng Group	290,520	427,332
	- HIPDC	2,000,000	2,000,000
(ii)	Long-term bonds guaranteed by
	- HIPDC	4,000,000	4,000,000
	- Government-related banks	3,300,000	5,000,000

35	Related party balances and transactions (continued)

(d)	Pre-tax benefits and social insurance of key management personnel

	For the year ended 31 December
	2014	2013	2012

Salaries	8,546	9,126	7,572
Pension	1,350	1,324	1,043

Total	9,896	10,450	8,615

(e)	Related party commitments

Related party commitments which were contracted but not recognized in balance sheet as at balance sheet dates are as follows:

(i)	Capital commitments

	As at 31 December
	2014	2013

Xi’an Thermal and its subsidiaries	256,217	249,095
HEC and its subsidiaries	38,992	44,702
Shanghai Time Shipping	7,220	33,500
A subsidiary of Shandong Power Limited	2,280	5,722

	304,709	333,019

(ii)	Fuel purchase and transportation commitments

	As at 31 December
	2014	2013

Huaneng Group Fuel Company and its subsidiaries	2,619,442	1,633,705
Shanghai Time Shipping	223,534	207,287
HEC and its subsidiaries	3,334	19,380
Huating Coal and Power	40,141	88,200
North United Power and its subsidiaries	-	10,044
Shandong Power Limited and its subsidiaries	69,632	83,571

	2,956,083	2,042,187

(iii)	Operating lease commitments

	As at 31 December
	2014	2013

HIPDC	81,035	57,990
Huaneng Property Co., Ltd.	262,390	32,528

	343,425	90,518

36	Labor cost

Other than the salaries and staff welfare, the labor cost of the Company and its subsidiaries mainly comprises the following:

All PRC employees of the Company and its subsidiaries are entitled to a monthly pension upon their retirements. The PRC government is responsible for the pension liability to these employees on retirement. The Company and its subsidiaries are required to make contributions to the publicly administered retirement plan for their PRC employees at a specified rate, currently set at 14% to 22% (both 2013 and 2012: 14% to 22%) of the basic salary of the PRC employees. The retirement plan contributions paid by the Company and its subsidiaries for the year ended 31 December 2014 were approximately RMB621 million (2013 and 2012: RMB565 million and RMB487 million), including approximately RMB593 million (2013 and 2012: RMB539 million and RMB474 million) charged to profit or loss.

In addition, the Company and its subsidiaries have also implemented a supplementary defined contribution retirement scheme for PRC employees. Under this scheme, the employees are required to make a specified contribution based on the number of years of service with the Company and its subsidiaries, and the Company and its subsidiaries are required to make a contribution equal to two to four times the employees’ contributions. The employees will receive the total contributions upon their retirement. For the year ended 31 December 2014, the contributions to supplementary defined contribution retirement scheme paid by the Company and its subsidiaries amounted to approximately RMB171 million (2013 and 2012: RMB154 million and RMB138 million), including approximately RMB164 million (2013 and 2012: RMB150 million and RMB134 million) charged to profit or loss.

SinoSing Power and its subsidiaries in Singapore appropriate a specified rate, currently set at 6.5% to 16% (both 2013 and 2012: 6.5% to 16%) of the basic salary to central provident funds in accordance with the local government regulations. The contributions made by SinoSing Power and its subsidiaries for the year ended 31 December 2014 amounted to approximately RMB14.70 million (2013 and 2012: RMB14.70 million and RMB17.10 million), all of which were charged to profit or loss.

The Company and its subsidiaries have no further obligation for post-retirement benefits beyond the annual contributions made above.

In addition, the Company and its subsidiaries also make contributions of housing funds and social insurance to the social security institutions at specified rates of the basic salary and no more than the upper limit. The housing funds and social insurance contributions paid by the Company and its subsidiaries amounted to approximately RMB462 billion (2013 and 2012: RMB433 million and 446 million) and RMB519 million (2013 and 2012: RMB458 million and RMB 410 million) for the year ended 31 December 2014, including approximately RMB439 million (2013 and 2012: RMB414 million and RMB377 million) and RMB483 million (2013 and 2012: RMB428 million and RMB397 million) were charged to profit or loss, respectively.

37	Directors’, supervisors’ and senior management’s emoluments

(a)	Pre-tax benefits and social insurance of directors and supervisors

The remuneration of every director and supervisor of the Company for the year ended 31 December 2014 is set out below:

	Fees	Basic salaries	Performance salaries	Pension	Total

Name of director
Mr. Cao Peixi	-	-	-	-	-
Mr. Guo Junming4	-	-	-	-	-
Mr. Liu Guoyue	-	278	258	117	653
Mr. Li Shiqi	-	-	-	-	-
Mr. Huang Jian	-	-	-	-	-
Mr. Fan Xiaxia	-	358	494	122	974
Mr. Mi Dabin2	-	-	-	-	-
Mr. Guo Hongbo	48	-	-	-	48
Mr. Xu Zujian	48	-	-	-	48
Ms. Li Song2	-	-	-	-	-
Mr. Li Zhensheng	74	-	-	-	74
Mr. Qi Yudong	74	-	-	-	74
Mr. Zhang Shouwen	74	-	-	-	74
Mr. Yue Heng2	-	-	-	-	-
Ms. Zhang Lizi2	-	-	-	-	-
Mr. Huang Long 1	-	-	-	-	-
Mr. Shan Qunying1	48	-	-	-	48
Mr. Xie Rongxing1	48	-	-	-	48
Mr. Shao Shiwei1	74	-	-	-	74
Mr. Wu Liansheng1	74	-	-	-	74

Sub-total	562	636	752	239	2,189

Name of supervisor
Mr. Ye Xiangdong2	-	-	-	-	-
Mr. Mu Xuan2	-	-	-	-	-
Mr. Hao Tingwei3	-	-	-	-	-
Ms. Zhang Mengjiao	-	-	-	-	-
Mr. Gu Jianguo	48	-	-	-	48
Mr. Wang Zhaobin	-	305	420	111	836
Ms. Zhang Ling	-	129	505	102	736

Sub-total	48	434	925	213	1,620

Total	610	1,070	1,677	452	3,809

37	Directors’, supervisors’ and senior management’s emoluments (continued)

(a)	Pre-tax benefits and social insurance of directors and supervisors (continued)

The remuneration of every director and supervisor of the Company for the year ended 31 December 2013 is set out below:

	Fees	Basic salaries	Performance salaries	Pension	Total
Name of director
Mr. Cao Peixi	-	-	-	-	-
Mr. Huang Long	-	-	-	-	-
Mr. Li Shiqi	-	-	-	-	-
Mr. Huang Jian	-	-	-	-	-
Mr. Liu Guoyue	-	318	353	113	784
Mr. Fan Xiaxia	-	351	484	113	948
Mr. Shan Qunying	48	-	-	-	48
Mr. Guo Hongbo	48	-	-	-	48
Mr. Xu Zujian	48	-	-	-	48
Mr. Xie Rongxing	48	-	-	-	48
Mr. Shao Shiwei	74	-	-	-	74
Mr. Wu Liansheng	74	-	-	-	74
Mr. Li Zhensheng	74	-	-	-	74
Mr. Qi Yudong	74	-	-	-	74
Mr. Zhang Shouwen	74	-	-	-	74

Sub-total	562	669	837	226	2,294

Name of supervisor
Mr. Guo Junming	-	-	-	-	-
Mr. Hao Tingwei	48	-	-	-	48
Ms. Zhang Mengjiao	-	-	-	-	-
Mr. Gu Jianguo	48	-	-	-	48
Mr. Wang Zhaobin	-	299	412	99	810
Ms. Zhang Ling	-	113	438	95	646

Sub-total	96	412	850	194	1,552

Total	658	1,081	1,687	420	3,846

37	Directors’, supervisors’ and senior management’s emoluments (continued)

(a)	Pre-tax benefits and social insurance of directors and supervisors (continued)

The remuneration of every director and supervisor of the Company for the year ended 31 December 2012 is set out below:

	Fees	Basic salaries	Performance salaries	Pension	Total
Name of director
Mr. Cao Peixi	-	-	-	-	-
Mr. Huang Long	-	-	-	-	-
Mr. Li Shiqi	-	-	-	-	-
Mr. Huang Jian	-	-	-	-	-
Mr. Liu Guoyue	-	347	485	108	940
Mr. Fan Xiaxia	-	347	485	108	940
Mr. Shan Qunying	48	-	-	-	48
Mr. Guo Hongbo (appointed in 2012)	48	-	-	-	48
Mr. Xu Zujian	48	-	-	-	48
Mr. Xie Rongxing (appointed in 2012)	24	-	-	-	24
Ms. Huang Mingyuan (resigned in 2012)	24	-	-	-	24
Mr. Liu Shuyuan (resigned in 2012)	-	-	-	-	-
Mr. Shao Shiwei	74	-	-	-	74
Mr. Wu Liansheng	74	-	-	-	74
Mr. Li Zhensheng	74	-	-	-	74
Mr. Qi Yudong	74	-	-	-	74
Mr. Zhang Shouwen	74	-	-	-	74

Sub-total	562	694	970	216	2,442

Name of supervisor
Mr. Guo Junming	-	-	-	-	-
Mr. Hao Tingwei	48	-	-	-	48
Ms. Zhang Mengjiao	-	-	-	-	-
Mr. Gu Jianguo	48	-	-	-	48
Mr. Wang Zhaobin	-	250	376	89	715
Ms. Zhang Ling	-	113	447	88	648

Sub-total	96	363	823	177	1,459

Total	658	1,057	1,793	393	3,901

1Retired on 18 September 2014.
2Appointed on 18 September 2014.
3Mr. Hao Tingwei passed away on 22 January 2014.
4Mr. Guo Junming retired from supervisor and appointed as director on 18 September 2014.

During the year, no option was granted to the directors or the supervisors (2013 and 2012: nil).

During the year, no emolument was paid to the directors or the supervisors (including the five highest paid employees) as an inducement to join or upon joining the Company or as compensation for loss of office (2013 and 2012: nil).

No director or supervisor had waived or agreed to waive any emoluments during the years 2014, 2013 and 2012.

37	Directors’, supervisors’ and senior management’s emoluments (continued)

(b)	Five highest paid individuals

The five individuals whose emoluments were the highest in the Company and its subsidiaries for the year include one director (2013 and 2012: one and two directors) whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining four (2013 and 2012: four and three) individuals during the year (within the range of nil to RMB0.85 million) are as follows:

	For the year ended 31 December
	2014	2013	2012

Basic salaries	1,220	1,197	888
Performance salaries	1,680	1,647	1,236
Pension	454	418	298

	3,354	3,262	2,422

38	Commitments

(a)	Capital commitments

Capital commitments mainly relate to the construction of new power projects, certain ancillary facilities and renovation projects for existing power. Details of such commitments are as follows:

	As at 31 December
	2014	2013

Contracted but not provided	20,333,112	16,915,952

Authorized but not contracted	1,619,696	1,069,370

Total	21,952,808	17,985,322

38	Commitments (continued)

(b)	Operating lease commitments

The Company and its subsidiaries have various operating lease arrangements for land and buildings. Some of the leases contain renewal options and most of the leases contain escalation clauses. Lease terms do not contain restrictions on the Company and its subsidiaries’ activities concerning dividends, additional debts or further leasing.

Total future minimum lease payments under non-cancelable operating leases are as follows:

	As at 31 December
	2014	2013

Land and buildings
- not later than 1 year	149,344	61,775
- later than 1 year and not later than 2 years	147,495	27,441
- later than 2 years and not later than 5 years	116,968	27,147
- later than 5 years	1,040,418	1,150,419

	1,454,225	1,266,782

In addition, in accordance with a 30-year operating lease agreement signed by Huaneng Dezhou Power Plant (“Dezhou Power Plant”) and Shandong Land Bureau for the land occupied by Dezhou Power Plant Phases I and II in June 1994, annual rental amounted to approximately RMB30 million effective from June 1994 and is subject to revision at the end of the fifth year from the contract date. Thereafter, the annual rental is subject to revision once every three years. The increment for each rental revision is restricted to no more than 30% of the previous annual rental amount. For the years ended 31 December 2014, 2013 and 2012, the annual rentals were approximately RMB34 million, respectively.

38	Commitments (continued)

(c)	Fuel purchase commitments

The Company and its subsidiaries have entered into various long-term fuel supply agreements with various suppliers in securing fuel supply for various periods. All the agreements require minimum, maximum or forecasted volume purchases and subject to certain termination provisions. Related purchase commitments are as follows:

2014
	Periods	Purchase quantities	Estimated unit costs (RMB)

A government-related enterprise	2015	2.8 million ton/year	not defined

A government-related enterprise	2015-2039	2.8 million m3/day*	2.92/ m3

A government-related enterprise	2015-2023	541 million m3/year*	2.33/ m3

	2015-2023	450 million m3/year*	2.92/ m3

Other suppliers	2015-2016	244.5BBtu**/day	approximately 70,000/BBtu
	2017-2022	248BBtu/day	approximately 70,000/BBtu
	2023	247.5BBtu/day	approximately 70,000/BBtu
	2024-2028	49.9BBtu/day	approximately 90,000/BBtu

2013
	Periods	Purchase quantities	Estimated unit costs (RMB)

A government-related enterprise	2014-2015	2.8 million ton/year	not defined

A government-related enterprise	2014–2023	541 million m3/year*	1.97/ m3

	2014–2023	450 million m3/year*	2.92/ m3

Other suppliers	2014	90.1BBtu/day	(i)
	2015-2022	72.5BBtu/day	(i)
	2023	72.4BBtu/day	(i)
	2024-2028	49.9BBtu/day	(i)

*	The quantities represent maximum volume, others represent minimum or forecasted volume if not specified.

**	BBtu: Billion British Thermal Unit

(i)	No estimated unit cost information available for daily purchase quantities of 4,240million BBtu from 2015 to 2028 as at and before 31 December 2013.

39	Business combinations

2014 Business combinations

Acquisition of Zhumadian Wind Power

In November 2014, the Company acquired 90% equity interests of Zhumadian Wind Power from Henan Lantian Group Co., Ltd. The aggregate cash consideration of the acquisition amounted to RMB23.68 million. The fair values of assets and liabilities arising from the acquisition of Zhumadian Wind Power and non-controlling interest’s proportionate share of acquiree’s net assets on the acquisition date are as follows:

Zhumadian Wind Power

Bank balances and cash	9
Other receivables	15,583
Inventories	20
Property, plant and equipment	10,750
Payables and other liabilities	(48)

Total identifiable net assets	26,314
Non-controlling interests	(2,631)
Goodwill	-

Consideration	23,683

As at 31 December 2014, Zhumadian Wind Power was still under construction.

2013 Business combinations

(a)	Acquisition of Luoyang Cogeneration

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

Luoyang Cogeneration

Bank balances and cash	131,485
Other receivables	2,316
Property, plant and equipment	30,885
Land use rights	145,075
Payables and other liabilities	(9,761)

Total identifiable net assets	300,000
Non-controlling interests	(120,000)
Goodwill	-

Consideration	180,000

As at 31 December 2013, Luoyang Cogeneration was still under construction.

39	Business combinations (continued)

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

Items	From the acquisition date to 31 December 2013

Revenue	697,176
Net loss	(16,243)
Net cash outflow from operating activities	(37,163)

The identifiable assets and liabilities of Jinling CCGT as at the acquisition date are as follows:

Jinling CCGT

Bank balances and cash	78,249
Accounts receivable	9,621
Property, plant and equipment	733,602
Accounts payable	(56,472)
Long-term loans	(490,000)

Total identifiable net assets	275,000
Non-controlling interests	(134,750)

Net assets acquired	140,250

Fair value of the investment in associate before the acquisition date	140,250

2012 Business Combinations

There was no material business combination in 2012.

40	Non-controlling interests

The following table summarizes the information relating to each of the Company and subsidiaries that have material non-controlling interests (“NCI”):

	Qinbei Power Company	Beijing Cogeneration	Luohuang Power Company	Weihai Power Company	Jinling Power Company	Yueyang Power Company	Shidongkou Power Company	Yangliuqing Cogeneration	Other individually immaterial subsidiaries	Total

NCI percentage	40%	59%	40%	40%	40%	45%	50%	45%

31 December 2014

Non-current assets	12,468,950	4,861,762	4,491,788	5,016,286	6,053,110	5,481,010	4,184,272	2,753,641
Current assets	1,671,490	1,348,041	967,057	643,829	681,848	1,675,476	479,770	635,546
Non-current liabilities	(4,033,498)	(505,544)	(337,330)	(291,886)	(3,336,497)	(1,512,909)	(1,708,800)	(290,710)
Current liabilities	(4,832,978)	(1,161,981)	(2,184,952)	(2,198,983)	(1,054,216)	(3,234,572)	(1,154,784)	(901,641)
Net assets	5,273,964	4,542,278	2,936,563	3,169,246	2,344,245	2,409,005	1,800,458	2,196,836
Carrying amount of NCI	2,088,919	2,570,827	1,153,607	1,267,699	937,720	1,082,027	900,229	987,681	3,664,506	14,653,215

Revenue	7,202,737	5,522,496	3,790,158	4,462,576	4,603,881	3,414,762	2,212,549	2,469,628
Net profit	1,148,208	1,267,225	307,786	990,936	575,309	381,660	415,819	455,002
Total comprehensive income	1,148,208	1,267,225	307,786	990,936	575,309	381,660	415,819	455,002
Profit allocated to NCI	459,283	747,663	123,114	396,374	230,124	171,747	207,909	204,751	264,090	2,805,055
Other comprehensive loss allocated to NCI	-	-	-	-	-	-	-	-	(313)	(313)

Cash flow from operating activities	2,086,088	1,544,626	838,484	1,522,446	1,278,901	939,572	740,734	667,560
Cash flow from investment activities	(1,150,754)	(680,480)	(224,873)	(254,105)	(248,702)	(845,313)	(157,852)	(170,819)
Cash flow from financing activities	(931,763)	(920,279)	(602,121)	(1,271,787)	(1,108,039)	(111,758)	(508,833)	(498,704)
Net increase /(decrease) in cash and cash equivalents	3,571	(56,133)	11,490	(3,446)	(77,840)	(17,499)	74,049	(1,963)
Dividends paid to NCI	-	155,911	100,000	200,011	210,169	141,683	200,000	99,972

31 December 2013

Non-current assets	12,846,706	4,993,083	4,697,318	5,210,683	7,614,270	5,730,660	4,353,809	2,805,530
Current assets	1,739,894	945,067	980,195	693,725	1,031,919	1,071,740	443,995	606,043
Non-current liabilities	(3,431,060)	(654,821)	(706,101)	(42,560)	(3,786,577)	(1,931,979)	(2,275,801)	(697,662)
Current liabilities	(7,065,834)	(2,214,356)	(1,842,635)	(2,975,210)	(2,249,999)	(2,543,955)	(737,365)	(749,917)
Net assets	4,089,706	3,068,973	3,128,777	2,886,638	2,609,613	2,326,466	1,784,638	1,963,994
Carrying amount of NCI	1,635,882	1,810,694	1,251,511	1,154,655	1,043,845	1,046,910	892,319	883,797	3,022,696	12,742,309

Revenue	7,740,172	4,109,609	5,083,562	4,403,700	5,815,540	4,051,236	2,869,727	2,577,167
Net profit	989,508	260,224	629,482	831,852	1,017,767	379,155	533,979	252,446
Total comprehensive income	989,508	260,224	629,482	831,852	1,017,767	379,155	533,979	252,446
Profit allocated to NCI	395,803	153,532	251,793	332,741	407,107	170,620	266,990	113,601	381,807	2,473,994
Other comprehensive loss allocated to NCI	-	-	-	-	-	-	-	-	(757)	(757)

Cash flow from operating activities	2,379,982	943,889	1,330,704	1,473,143	1,741,649	926,746	685,572	627,390
Cash flow from investment activities	(792,933)	(352,980)	(260,088)	(313,930)	(304,778)	(320,987)	(127,757)	(116,495)
Cash flow from financing activities	(1,960,638)	(564,632)	(1,079,801)	(1,256,761)	(1,480,323)	(648,793)	(643,589)	(504,954)
Net (decrease)/increase in cash and cash equivalents	(373,589)	26,277	(9,185)	(97,548)	(43,452)	(43,044)	(85,774)	5,957
Dividends paid to NCI	-	132,865	69,595	33,358	158,649	-	75,000	-

40	Non-controlling interests (continued)

	Qinbei Power Company	Beijing Cogeneration	Luohuang Power Company	Weihai Power Company	Jinling Power Company	Yueyang Power Company	Shidongkou Power Company	Yangliuqing Cogeneration	Other individually immaterial subsidiaries	Total

NCI percentage	40%	59%	40%	40%	40%	45%	50%	45%

31 December 2012

Non-current assets	12,433,411	4,981,131	4,944,450	5,430,101	8,033,948	5,798,508	4,559,723	2,898,232
Current assets	1,528,059	782,727	1,050,783	711,054	1,044,944	1,188,235	523,252	551,242
Non-current liabilities	(3,911,330)	(775,275)	(1,448,333)	(235,140)	(4,966,657)	(2,519,706)	(2,594,640)	(726,847)
Current liabilities	(7,010,528)	(1,951,099)	(1,847,510)	(3,824,960)	(1,057,878)	(2,509,766)	(1,082,515)	(1,006,689)
Net assets	3,039,612	3,037,484	2,699,390	2,081,055	3,054,357	1,957,271	1,405,820	1,715,938
Carrying amount of NCI	1,215,845	1,792,116	1,079,756	832,422	1,221,743	880,772	702,910	772,172	1,332,472	9,830,208

Revenue	6,322,927	3,981,246	4,343,146	4,369,510	5,902,752	3,331,508	2,929,123	2,473,610
Net (loss)/profit	(455,310)	220,674	50,457	563,058	647,785	10,640	388,303	95,819
Total comprehensive (loss)/income	(455,310)	220,674	50,457	563,058	647,785	10,640	388,303	95,819
(Loss)/profit allocated to NCI	(182,124)	130,198	20,183	225,223	259,114	4,788	194,152	43,119	159,308	853,961
Other comprehensive income allocated to NCI	-	-	-	-	-	-	-	-	1,195	1,195

Cash flow from operating activities	1,402,214	829,378	871,119	1,302,405	1,757,588	472,564	1,395,089	547,213
Cash flow from investment activities	(1,483,148)	(396,826)	(213,057)	(533,926)	(284,839)	(245,893)	(408,843)	(85,651)
Cash flow from financing activities	417,198	(451,645)	(671,234)	(646,544)	(1,292,322)	(230,948)	(873,042)	(473,161)
Net increase/(decrease) in cash and cash equivalents	336,264	(19,093)	(13,172)	121,935	180,427	(4,277)	113,204	(11,599)
Dividends paid to NCI	5,274	195,709	41,595	-	84,008	-	-	-

41	Subsequent event

(a)	After the end of the reporting period, the directors proposed a final dividend. Further details are disclosed in Note 22.

(b)
On 13 October 2014, the Company entered into equity transfer agreements with Huaneng Group and HIPDC to acquire the 91.80% interests of Huaneng Hainan Power Inc., 75% interests of Wuhan Power, 53.45% interests of Suzhou Thermal Power, 97% interests of the Enshi Qingjiang Dalongtan Hydropower Development Co., Ltd. and 100% interests of Huaneng Hualiangting Hydropower Co., Ltd. from Huaneng Group at a total cash consideration of RMB7,337,647,400, and 60% interests of Huaneng Chaohu Power Generation Co., Ltd., 100% interests of Ruijin Power, 100% interests of Anyuan Power, 100% interests of Jingmen Thermal Power and 100% interests of Yingcheng Thermal Power from HIPDC at a total cash consideration of RMB1,938,178,900. On 8 January 2015, according to the agreements, the Company paid 50% of the consideration to Huaneng Group and HIPDC, respectively. The Company is still in the progress of reviewing the financial information of these newly acquired entities as of the acquisition date.

(c)
On 13 March 2015, No.2 generation unit of Beijing Cogeneration, a subsidiary of the Company caught fire and ignited flammable materials. The four generation units at Beijing Cogeneration were suspended operation after the incident. After clean-up work and due enquiries with personnel at the scene on that day, it was confirmed that there was no casualties. The Company and Beijing Cogeneration are now organizing rescue, clean-up work and dealing with the aftermath.