Form 20-F/A
period 2014-12-31
HUANENG POWER INTERNATIONAL INC
filed 2015-04-22
CIK 929058

HUANENG POWER INTERNATIONAL, INC.

Annual Report On Form 20-F/A
2014

As filed with the Securities and Exchange Commission on April 22, 2015

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

FORM 20-F/A
(Amendment No. 1)

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

Yes ☐                                   No ☐

________________________________

*      Not for trading, but only in connection with the registration of American Depositary Shares

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (this “Amendment No. 1”) to our annual report on Form 20-F for the year ended December 31, 2014, filed with the Securities and Exchange Commission on April 16, 2015 (the “2014 Form 20-F”), is filed solely for the purposes of correcting a clerical error in the 2014 Form 20-F. The signature page was inadvertently omitted from the 2014 Form 20-F. As required by Rule 12b-15 of the Securities and Exchange Act of 1934, as amended, we are also filing as exhibits to Amendment No. 1 the certifications required under Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002.

This Amendment No. 1 speaks as of the filing date of the 2014 Form 20-F on April 16, 2015. Other than as set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate any other information or disclosure included in the 2014 Form 20-F or reflect any events that have occurred since April 16, 2015.

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

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the annual report on its behalf.

Huaneng Power International, Inc.

By:	/s/Du Daming
Name:	Du Daming
Title:	Vice President and Secretary to the Board

Date: April 22, 2015

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