Form 20-F
period 2015-12-31
HUANENG POWER INTERNATIONAL INC
filed 2016-04-15
CIK 929058

HUANENG POWER INTERNATIONAL, INC.

Annual Report On Form 20-F
2015

As filed with the Securities and Exchange Commission on April 15, 2016

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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
Domestic A Shares with Par Value of RMB1.00 Per Share	10,500,000,000
Overseas Listed Shares with Par Value of RMB1.00 Per Share	4,700,383,440

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

Yes ☐                                  No ☐
________________________________

*      Not for trading, but only in connection with the registration of American Depositary Shares

TABLE OF CONTENTS

PART I			1
ITEM 1	Identity of Directors, Senior Management and Advisers		1
ITEM 2	Offer Statistics and Expected Timetable		1
ITEM 3	Key Information		1
	A.	Selected financial data	1
	B.	Capitalization and indebtedness	3
	C.	Reasons for the offer and use of proceeds	3
	D.	Risk factors	3
ITEM 4	Information on the Company		12
	A.	History and development of the Company	12
	B.	Business overview	15
	C.	Organizational structure	28
	D.	Property, plants and equipment	29
ITEM 4A	Unresolved Staff Comments		65
ITEM 5	Operating and Financial Reviews and Prospects		65
	A.	General	65
	B.	Operating results	67
	C.	Financial position	83
	D.	Liquidity and cash resources	84
	E.	Trend information	88
	F.	Employee benefits	89
	G.	Guarantees for loans and restricted assets	90
	H.	Off-balance sheet arrangements	90
	I.	Performance of significant investments and their prospects	90
	J.	Tabular disclosure of contractual obligations and commercial commitments	91
	K.	Impairment sensitivity analysis	92
	L.	Prospects for 2016	93
ITEM 6	Directors, Senior Management and Employees		93
	A.	Directors, members of the supervisory committee and senior management	93
	B.	Compensation for Directors, Supervisors and Executive Officers	97
	C.	Board practice	98
	D.	Employees	99
	E.	Share ownership	99
ITEM 7	Major Shareholders and Related Party Transactions		99
	A.	Major shareholders	100
	B.	Related party transactions	102
	C.	Interests of experts and counsel	110
ITEM 8	Financial Information		110
	A.	Consolidated statements and other financial information	110
	B.	Significant changes	110
ITEM 9	The Offer and Listing		111
	A.	Offer and listing details and markets	111
ITEM 10	Additional Information		112
	A.	Share capital	112
	B.	Memorandum and articles of association	112
	C.	Material contracts	119
	D.	Exchange controls	119
	E.	Taxation	120
	F.	Dividends and paying agents	126
	G.	Statement by experts	126
	H.	Documents on display	126
	I.	Subsidiary information	126
ITEM 11	Quantitative and Qualitative Disclosures About Market Risk		126
ITEM 12	Description of Securities Other than Equity Securities		133

i

A.	Debt Securities	133
B.	Warrants and Rights	133
C.	Other Securities	133
D.	American Depositary Shares	133
PART II	134

INTRODUCTION

We maintain our accounts in Renminbi Yuan (“Renminbi” or “RMB”), the lawful currency of the People’s Republic of China (the “PRC” or “China”). References herein to “US$” or “U.S. dollars” are to United States Dollars, references to “HK$” are to Hong Kong Dollars, and references to “S$” are to Singapore Dollars. References to ADRs and ADSs are to American Depositary Receipts and American Depositary Shares, respectively. Translations of amounts from Renminbi to U.S. Dollars are solely for the convenience of the reader. Unless otherwise indicated, any translations from Renminbi to U.S. Dollars or from U.S. Dollars to Renminbi were translated at the average rate announced by the People’s Bank of China (the “PBOC Rate”) on December 31, 2015 of US$1.00 to RMB6.4936. No representation is made that the Renminbi or U.S. Dollar amounts referred to herein could have been or could be converted into U.S. Dollars or Renminbi, as the case may be, at the PBOC Rate or at all.

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

v

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

Our consolidated data of financial position as of December 31, 2015 and 2014 and the consolidated income statement and cash flow data for each of the years in the three-year period ended December 31, 2015 are derived from the historical financial statements included herein. Our consolidated data of financial position as of December 31, 2013, 2012 and 2011 and consolidated income statement and cash flow data for each of the years in the two-year period ended December 31, 2012, are derived from the historical financial statements not included herein. The Selected Financial Data should be read in conjunction with the consolidated financial statements and “Item 5 Operating and Financial Reviews and Prospects”. The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The Selected Financial Data may not be indicative of future earnings, cash flows or financial position.

	Year Ended December 31,
	2011	2012	2013	2014	2015
RMB in thousands except per share data	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)
Consolidated Income Statement Data

Operating revenue	133,420,769	133,966,659	133,832,875	125,406,855	128,904,873
Tax and levies on operations	(484,019)	(672,040)	(1,043,855)	(932,485)	(1,157,760)
Operating expenses	(124,189,148)	(116,337,679)	(108,677,981)	(99,199,728)	(98,604,187)
Profit from operations	8,747,602	16,956,940	24,111,039	25,274,642	29,142,926
Interest income	166,183	175,402	170,723	159,550	160,723
Financial expenses, net	(7,659,712)	(9,063,875)	(7,693,363)	(7,823,606)	(7,970,070)
Other investment income	93,460	187,131	224,908	80,580	115,238
(Loss)/Gain on fair value changes of financial assets/ liabilities	(727)	(1,171)	(5,701)	42,538	(16,742)
Share of profits less losses of associates and joint ventures	703,561	622,358	615,083	1,315,876	1,525,975
Profit before income tax expense	2,050,367	8,876,785	17,422,689	19,049,580	22,958,050
Income tax expense	(868,927)	(2,510,370)	(4,522,671)	(5,487,208)	(5,698,943)
Net profit	1,181,440	6,366,415	12,900,018	13,562,372	17,259,107
Attributable to:
Equity holders of the Company	1,180,512	5,512,454	10,426,024	10,757,317	13,651,933
Non-controlling interests	928	853,961	2,473,994	2,805,055	3,607,174
Basic earnings per share	0.08	0.39	0.74	0.76	0.94
Diluted earnings per share	0.08	0.39	0.74	0.76	0.94

	As of December 31,
	2011	2012	2013	2014	2015
RMB in thousands	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)

Consolidated Financial Position Data

Current assets	36,417,338	36,086,261	34,186,911	37,865,284	33,565,403
Property, plant and equipment	177,968,001	177,013,627	181,415,181	188,379,057	219,673,070
Available-for-sale financial assets	2,301,167	3,052,822	3,111,164	4,333,377	5,077,863
Investments in associates and joint ventures	13,588,012	14,596,771	16,678,694	17,626,910	19,745,192
Land use rights and other non-current assets	8,820,722	9,316,455	9,593,252	10,636,352	14,384,078
Power generation license	3,904,056	4,084,506	3,837,169	3,720,959	3,679,175
Deferred income tax assets	526,399	532,387	652,358	884,274	1,064,391
Goodwill	13,890,179	14,417,543	12,758,031	11,725,555	11,677,182
Total assets	257,415,874	259,100,372	262,232,760	275,171,768	308,866,354
Current liabilities	(96,597,620)	(93,594,320)	(98,978,845)	(104,846,121)	(123,836,633)
Non-current liabilities	(101,260,501)	(99,545,710)	(88,060,941)	(85,542,941)	(83,336,032)
Total liabilities	(197,858,121)	(193,140,030)	(187,039,786)	(190,389,062)	(207,172,665)
Total equity	59,557,753	65,960,342	75,192,974	84,782,706	101,693,689

	Year Ended December 31,
	2011	2012	2013	2014	2015
RMB in thousands except per share data	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)

Consolidated Cash Flow Data

Purchase of property, plant and equipment	(16,673,632)	(15,474,614)	(17,691,382)	(19,858,216)	(24,191,285)
Net cash provided by operating activities	20,949,155	26,928,082	40,239,429	33,320,067	42,362,708
Net cash used in investing activities	(21,664,831)	(15,309,604)	(19,054,250)	(19,470,813)	(33,015,012)
Net cash provided by / (used in) financing activities	69,648	(9,816,900)	(22,240,088)	(10,894,180))	(14,140,659)

Other Company Data

Dividend declared per share	0.05	0.21	0.38	0.38	0.47
Number of ordinary shares (‘000)	14,055,383	14,055,383	14,055,383	14,420,383	15,200,383

B.	Capitalization and indebtedness

Not applicable.

C.	Reasons for the offer and use of proceeds

Not applicable.

D.	Risk factors

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

Furthermore, the PRC Government started in 2009 to promote the practice of direct power purchase by large power end-users. Pursuant to the circular jointly issued by NDRC, the State Electricity Regulatory Commission (“SERC”) and China National Energy Administration in June 2009, the direct power purchase price consists of direct transaction price, on-grid dispatch and distribution price and governmental levies and charges, in which the direct transaction price shall be freely determined through negotiation between the power generation company and the large power end-user. The price of direct power purchase shall be subject to the supply and demand in the power market. Furthermore, the scale and mode of the transaction are also subject to the structure and level of development of local economy. In terms of power generation companies engaged in direct power purchase, direct power sales constitute a portion of the total power sales, thus affecting the on-grid power sales of the Company. For the past few years, the PRC Government continued the reform in the area of direct power purchase by large power end-users. Although the direct power purchase may act as an alternative channel for our power sales, there is uncertainty as to the effect of the practice of direct power purchase over our operating results.

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

If our power plants receive less dispatching than planned generation, the power plants will sell less electricity than planned

Our profitability depends, in part, upon each of our power plants generating electricity to meet the planned generation, which in turn will be subject to local demand for electric power and dispatching to the grids by the dispatch centers of the local grid companies.

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

In August 2007, the General Office of the State Council issued a notice, promoting the energy saving electricity dispatch policy, which provides dispatching priority to electricity generated from renewable resources over electricity generated from unrenewable resources. For past years, the government made continuous effort to improve energy saving, emission reduction and resources allocation.  In 2015, the NDRC and China National Energy Administration jointly issued Guidelines on Improving Electric Power Operations and Deepening Clean Energy Generation confirming a system ensuring the full-priced purchasing of renewable energy, and requests furthering the electric power differentiation system on coal-fired units. We cannot assure that such implementation will not result in any decrease in the amount of the power dispatched by any of our power plants.

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

In December 2012, the PRC Government issued a notice to further reform the coal pricing mechanism, which mandated (1) the termination of all key coal purchase contracts between power generation companies and coal suppliers, and the abolition of national guidance of the railway transportation capacity plan, and (2) the cancellation of the dual-track coal pricing system, effective from January 1, 2013. For a detailed discussion of the reform, see “Item 4 Information on the Company – B. Business overview – Pricing policy”. There can be no assurance that such coal pricing reform will not adversely affect our results of operation. In 2013, the PRC Government continued the reform in power industry. In July 2013, China National Energy Administration issued the Notice on Direct Purchases between Power End-users and Power Generation Companies, which officially implemented the direct purchases programs by large end-users. On March 15, 2015, the Opinions of CPC Central Committee and State Council Regarding Further Deepening Reform of the Electricity System was released, according to which the reform will be focused and directed to orderly liberalize the tariff of the competitive markets other than electricity transmission and distribution, gradually allow investment from private investors in power distribution and selling businesses, consistently open the power generation market other than those for non-profit purpose or under regulation, push for independent and regulated operation of the parties involved in electricity transactions, continue the study of regional power grid construction and the transmission and distribution system suitable for China, further strengthen government regulations for enhanced  power coordination and planning, and further improve safe and efficient operation of electricity and reliable power supply. These reforms will have a profound impact on the business models of power generation enterprises and may intensify the competition which may adversely affect our business. In November 2015, the NDRC and China Energy Administration issued six official documents regarding electricity system reform, namely Opinions on Deepening Electricity Price Reform, Opinions on Furthering Electricity Market Development, Opinions on Establishing and Institutionalizing Electricity Purchasing Organizations, Opinions on Orderly Open Up Electricity Generation and Consumption, Opinions on Deepening Electricity Sales Reform and Guidelines on Fortifying and Institutionalizing the Management of Coal-fired Power Plants, further confirming the direction of the newest round of reforms of the electricity system. These reform actions will influence the operations of power generation companies and may intensify competition, which may negatively impact our company.

We are effectively controlled by Huaneng Group and HIPDC, whose interests may differ from those of our other shareholders

Huaneng Group, directly or indirectly holds 13.83% of our total outstanding shares, and HIPDC directly holds 33.33% of our total outstanding shares. As Huaneng Group is HIPDC’s parent company, they may exert effective control over us acting in concert. Their interests may sometimes conflict with those of our other minority shareholders. There is no assurance that Huaneng Group and HIPDC will always vote their shares, or direct the directors nominated by them to act in a way that will benefit our other minority shareholders.

Disruption in coal supply and its transportation as well as increase in coal price may adversely affect the normal operation of our power plants

A substantial majority of our power plants are fueled by coal. The coal supply for our power plants is arranged through free negotiation between power companies, coal suppliers, and railway authorities. Thus, any material disruption in coal supply and its transportation may adversely affect our operations. To date, we have not experienced shutdowns or reduced electricity generation caused by inadequate coal supply or transportation services.

In addition, our results of operations are sensitive to the fluctuation of coal price. For the past few years, the Chinese coal market was showing a surplus in production, resulting in a significantly decreased coal price. However, there is no assurance that coal prices will not increase in the future, and if the price does increase, there is no assurance that we will be able to adjust our power tariff to pass on the increase in the coal price in time. Although the government has established a coal-electricity price linkage mechanism to allow power generation companies to increase their power tariffs to cope with the increase in the coal price, the implementation of the mechanism involves uncertainties. For a detailed discussion of the coal-electricity price linkage mechanism, see “Item 4 Information on the Company – B. Business overview – Pricing policy”.

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

Substantial capital is required for investing in or acquiring new power plants and failure to obtain capital on reasonable commercial terms will increase our finance cost and cause delay in our expansion plans

An important component of our growth strategy is to develop new power plants and acquire operating power plants and related development rights from HIPDC, Huaneng Group or other companies on commercially reasonable terms. Our ability to arrange financing and the cost of such financing depend on numerous factors, including general economic and capital market conditions, credit availability from banks or other lenders, investor confidence in us and the continued success of our power plants. Although we have not been materially affected by inflation in the past, there is no assurance that we would not be affected in the future. In 2015, the PBOC repeatedly cut down money market rate and reserve ratio to stabilize China's money supply. We expect that the PBOC will continue to implement a prudent monetary policy, with moderate and timely adjustments in 2016, which will help the Company to manage its financing costs. The interest bearing debts of the Company are mostly denominated in Renminbi, changes in benchmark lending interest rate published by the PBOC will have a direct impact on the Company's cost of debt. In the Singaporean capital market, the SOR interest rate will continue to rise as a result of increase in the interest rates for U.S. dollar denominated loan as well as depreciation of Singapore dollar, which will likely increase the financing costs of Tuas Power. The change of the benchmark lending interest rates published by the PBOC will have direct impact on the borrowing costs of the Company. As a result, we may not be able to carry out our expansion plans due to the failure to obtain financing or increased financing costs. Furthermore, although we have historically been able to obtain financing on terms acceptable to us, there can be no assurance that financing for future power plant developments and acquisitions will be available on terms acceptable to us or, in the event of an equity offering, that such offering will not result in substantial dilution to existing shareholders.

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

If the PRC Government adopts new and stricter environmental laws and additional capital expenditure is required for complying with such laws, the operation of our power plants may be adversely affected and we may be required to make more investment in compliance with these environmental laws

Most of our power plants, being coal-fired power plants, discharge pollutants into the environment. We are subject to central and local government environmental protection laws and regulations, which currently impose base-level discharge fees for various polluting substances and graduated schedules of fees for the discharge of waste substances. The amounts of discharge fees are determined by the local environmental protection authority based on the periodic inspection of the type and volume of pollution discharges. In addition, such environmental protection laws and regulations also set up the goal for the overall control on the discharge volume of key polluting substances. These laws and regulations impose fines for violations of laws, regulations or decrees and provide for the possible closure by the central government or local government of any power plant which fails to comply with orders requiring it to cease or cure certain activities causing environmental damage. Also, the PRC Government requires thermal power plants to equip all units with desulphurization and denitrification facilities, and sets higher antidust standards. In September 2014, the NDRC, the Ministry of Environmental Protection and the National Energy Administration jointly issued the 2014-2020 Action Plans for Energy Saving, Emission Reduction and Renovation of Coal-fired Generation Units, imposing stricter requirements for efficient and clean development of coal-fired generating plants. Such stringent standards, together with the increase in the discharge fees, will result in the increases in the environmental protection expenditure and operating costs of power plants and may have adverse impact on our operating results.

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

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the PBOC. On July 21, 2005, the PRC government introduced a floating exchange rate system to allow the value of Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of foreign currencies. Renminbi appreciated by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. On June 19, 2010, the PBOC decided to further promote the reform of the Renminbi exchange rate formation mechanism, and improve the flexibility of Renminbi exchange rate. The Company and its subsidiaries (both domestic and overseas) have debts denominated in foreign currencies, fluctuations in the exchange rates of Renminbi and Singapore dollar into foreign currencies creates exchange risk for the Company. With the internationalization process and RMB joining the SDR, RMB exchange rate may continue to fluctuate in the future. In August 2015, the PBOC perfected its midpoint rate determination mechanism, which led to a 2% depreciation of Renminbi against the U.S. dollar. However, it is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. There remains significant international pressure on the PRC Government to further liberalize its currency policy, which could result in further fluctuations in the value of the Renminbi against the U.S. dollar. However, there is no assurance that there will not be a devaluation of Renminbi in the future. If there is such devaluation, our debt servicing cost will increase and the return to our overseas investors may decrease.

Our revenues from SinoSing Power Pte. Ltd. (“SinoSing Power”) and its subsidiaries are collected in Singapore dollars. However, commencing from 2008, the operating results of SinoSing Power and its subsidiaries were consolidated into our financial statements, which use Renminbi as the presentation currency. As a result, we are exposed to foreign exchange fluctuations between Renminbi and the Singapore dollar. Appreciation of Renminbi against the Singapore dollar may cause adverse impact on our operation results and foreign translation difference.

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

We will be a “passive foreign investment company,” or “PFIC,” if, in the case of any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the average quarterly value of our assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income (the “asset test”). For United States federal income tax purposes, and based upon our income and assets, we do not believe that we were classified as a PFIC for the taxable year ended December 31, 2015, and do not anticipate becoming one in the forseeable future.

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

Risks relating to doing business in the PRC

China’s economic, political and social conditions as well as government policies could significantly affect our business

As of December 31, 2015, the majority of our business, assets and operations are located in China. The economy of China differs from the economies of most developed countries in many respects, including government involvement, control of foreign exchange, and allocation of resources.

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

Our operations in Singapore depend on market demand and are subject to competition. Overall power system demand grew by 1% in 2015 over 2014. The future growth is highly dependent on sustained recovery in the Singapore and global economies. The liberalization of Singapore’s power market and the further deregulation of its power industry have resulted in more intense competition among the power generation companies in Singapore. Tuas Power Group, or Tuas Power, one of our wholly owned business units, is one of the three largest power generation companies in Singapore. If Tuas Power is unable to compete successfully against other power generation companies in Singapore, its business, prospects, financial condition and results of operations may be adversely affected. A newly constructed 400MW of new generating capacity by a new entrant entered commercial operation in the Singapore market in 2015.  To enhance its competitiveness, Tuas Power itself had added 405.9MW of new generating capacity in 2013.

An electricity futures market was also established through an incentive scheme by the authority to market makers (MM) in the futures market. This has attracted independent retailers which are expected to exert some price competition in the retail market. A Demand Response (DR) scheme is currently being established which could potentially introduce further price competition in the wholesale generation market in Singapore.

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

Regulatory changes of the vesting regime in Singapore could expose Tuas Power to electricity price volatility and adversely affect its business and results of operations

Tuas Power derives its revenue mainly from sale of electricity to the National Electricity Market of Singapore (the “NEMS”) through a bidding process and vesting contracts under which a significant portion of power sales is predetermined by the Energy Market Authority (“EMA”). The vesting contract regime in Singapore is targeted at mitigation of market power in the wholesale electricity spot market. The regime achieves this objective by assigning a quantity of vesting contracts to generating companies, thereby limiting their incentives to exercise whatever level of market power they may possess. Vesting contracts are a form of bilateral contract imposed/vested on the major power generation companies in Singapore. Vesting contract price is set by the EMA, which is Singapore’s power market regulator. Vesting contract price is set at the long run marginal cost of the most efficient base-loaded technology plant employed in Singapore and is reviewed every two years. On a quarterly basis, the EMA allows for the vesting contract price to be adjusted to account for inflation and changes in fuel prices. Such a mechanism helps protect the profit margins of the power generating companies in the Singapore market, such as Tuas Power, to a large degree. The quantity of each power generation company’s capacity reserved for vesting contracts depends on the proportion of such power generation company’s capacity to the total capacity in the NEMS system. A portion of the volume under the Vesting Contract Scheme has also been allocated to the LNG Vesting Scheme - an incentive scheme where players who have committed to an the initial tranche of LNG for Singapore  are allocated electricity sale contracts.  The contract quantity and price are recalculated every three months. By the end of 2015, the vesting contract has been rolled back to 25% of system demand (inclusive of the LNG Vesting Scheme). Following an appeal by some of the players in the market, the vesting contract level has been maintained at 25% for 2016. In addition, the EMA has been tasked by the Minister for Trade and Industry to conduct a comprehensive review of the vesting contract regime.

The fuel cost of Tuas Power is exposed to volatility of international fuel price and foreign currency risk

The fuel for Tuas Power consists of natural gas, coal, biomass, fuel oil and diesel oil. Since the procurement price of natural gas is closely linked to oil price and the procurement price of coal and biomass is linked to a coal index, the fuel cost of Tuas Power is exposed to the volatility of international oil and coal prices. In addition, the commitments for the purchase of fuel are denominated in U.S. dollars, which further exposes Tuas Power to foreign currency risk. Any increase in fuel price and/or appreciation of the U.S. dollar against the Singapore dollar will translate into an increase in fuel cost for Tuas Power. Part of this increase can be passed through electricity sale contracts and utilities sale contracts, while fuel and foreign exchange hedging strategies done appropriately will mitigate the impact of such increase. No assurance can be given that such increase will not adversely affect results of its operation. Tuas Power is highly dependent upon the import of gas via pipelines from Indonesia. Any disruption of such supply would impact the normal operation of Tuas Power significantly. This risk has been mitigated through Tuas Power’s contract to buy LNG for its incremental needs, although there is no assurance that, in the event of fuel supply shortfall, Tuas Power’s operations will not be adversely affected. The rapid and sharp fall in the price of oil over the course of 2015 has resulted in wide variation in the price for its various sources of gas supply within the same month.

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

As resolved at the second meeting of the 8th session of the board of the Company on October 13, 2014 and adopted at the third extraordinary general meeting of the Company, we entered into the Huaneng Group Interests Transfer Agreement with Huaneng Group, and the HIPDC Interests Transfer Agreement and the Chaohu Power Interests Transfer Agreement with HIPDC. Pursuant to these transfer agreements, we acquired from Huaneng Group 91.8% interests of Hainan Power, 75% interests of Wuhan Power, 53.45% interests of Suzhou Thermal Power, 97% interests of Dalongtan Hydropower and 100% interests of Hualiangting Hydropower at a total price of RMB7.338 billion, and acquire from HIPDC 60% interests of Chaohu Power, 100% interests of Ruijin Power, 100% interests of Anyuan Power, 100% interests of Jingmen Thermal Power and 100% interest of Yingcheng Thermal Power Interests at a total price of RMB1.938 billion. The total consideration is RMB9.647 billion after adjustment of the profits generated from the date of valuation to the acquisition date in accordance with the equity transfer agreements. The transaction was completed in January 2015.

On November 20, 2015, we issued a total of 780 million new H shares by way of placement at the issuance price of HKD7.32 per share. The aggregate consideration received for these shares was approximately HKD5.71 billion. After this issuance, our total share capital increased from 14,420,383,440 shares to 15,200,383,440 shares, including an increase in our total share capital for H shares from 3,920,383,440 shares to 4,700,383,440 shares.

See “Item 5 Operating and Financial Reviews and Prospects – Liquidity and Cash Resources” for a description of our principal capital expenditures since the beginning of the last three financial years.

B.	Business overview

We are one of the China’s largest independent power producers. As of March 31, 2016, we had controlling generating capacity of 82,381MW, and a total generating capacity of 74,826 MW on an equity basis.

Operations in China

We are engaged in developing, constructing, operating and managing power plants throughout China. Our domestic power plants are located in 22 provinces, provincial-level municipalities and autonomous regions. We also have a wholly owned power company in Singapore.

In 2015, the Company actively responded to the new environment and new demand arising from the development of the power market, implemented and progressed the relevant work, maintained stable overall production safety and made efforts on cost control. The operating result of the Company reached a record high while the Company continued to fulfill the duties of providing sufficient, reliable and green power to the society.

In 2015, new generating units with a total installed capacity of 3,988 MW were put into operation. In 2015, our total domestic power generation from all operating power plants on a consolidated basis amounted to 320.529 billion kWh, representing a 8.9% increase from 2014. The annual average utilization hours of our generating units reached 4,147 hours. Our fuel cost per unit of power sold by domestic power plants decreased by 13.68% from the previous year to RMB 173.67 per MWh.

We believe our significant capability in the development and construction of power projects, as exemplified in the completion of our projects under construction ahead of schedule, and our experience gained in the successful acquisitions of power assets in recent years will enable us to take full advantage of the opportunities presented in China’s power market.

With respect to the acquisition or development of any project, we will consider, among other factors, changes in power market conditions, and adhere to prudent commercial principles in the evaluation of the feasibility of the project. In addition to business development strategies, we will continue to enhance our profit enhancement by relentlessly strengthening our cost control, especially in respect of fuel costs and construction costs, so as to hedge against fluctuations in fuel price and increase competitiveness in the power market.

Operations in Singapore

Tuas Power, one of our wholly owned business units, operates in Singapore and is engaged in the business of generation, wholesale and retail of power and other relating utilities. Tuas Power is comprised of Tuas Power Ltd (“TPL”), the investment holding company, and seven subsidiaries. Among those subsidiaries, Tuas Power Generation Pte. Ltd. (“TPG”) is the electricity generation company that owns 100% of Tuas Power Supply Pte Ltd (“TPS”), which is the retail arm of TPG. Separately, TPU, a wholly owned subsidiary of TPL is engaged in the business of production and supply of utilities to industrial customers at Tembusu, Jurong Island in Singapore, as well as the generation of electricity dispatched to the electricity wholesale market. We have consolidated Tuas Power’s results of operations since March 2008. The total assets and revenue of Singapore operations represented approximately 8.94% and 7.87%, respectively, of our consolidated total assets and revenue as of and for the year ended December 31, 2015. In 2015, the power generated by Tuas Power in Singapore accounted for 21.7% of the total power generated in Singapore, marginally lower than 2014.

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

In November 2014, pursuant to the Catalogue of Investment Projects Approved by the Government (2014 Version) issued by the State Council, administrative approval power for certain activities in the energy sector has been delegated to a lower level. The administrative approval power for thermal power stations has been delegated to the provincial level (with coal-fired thermal power station projects being subject to national-level administrative approval based on state-promulgated constructions plans limited by total volume), the administrative approval power for heat power stations has been delegated to the local level (with condensing steam heat power station projects being subject to provincial-level administrative approval based on state-promulgated constructions plans limited by total volume), and the administrative approval power for wind power plants delegated to the local level subject to state-promulgated constructions plans limited by total volume as well as the scope as set out in the annual developmental guides. The Interim Measures for Supervision and Administration of Photovoltaic Power Station Projects issued by China National Energy Administration in 2013 requires that photovoltaic power station projects be regulated by on a filing-based system by the provincial-level energy supervisory departments in accordance with regulations related to investment projects issued by the State Council.

Joint venture power projects are subject to additional governmental approvals. Approval by Ministry of Commerce is also required when foreign investment is involved.

From 2014, China National Energy Administation has placed stringent control on coal-fired projects within the Beijing-Tianjian-Hebei region, the Yangtze River Delta Region and the Pearl River Delta Region. All new coal –fired generating projects, other than those involving co-generation, were prohibited from being approved. Multi coal-fired generating units with a total capacity of more than 300 MWh may be reconstructed into large capacity units based on the principles of equivalent replacement for coal but reduction in replacement pollutant emission.

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

In late 2015, EMA released a consultation paper on “Preparing for Future Power Generation Investments in Singapore”. In it, EMA stated its intention to provide information on the long term outlook of the energy market, proposed enhancements to the regulatory approval process for new and existing generation assets to give greater visibility on the capacity coming on-stream, and proposed a framework to allocate land for new generation assets.

We are in the process of developing the Tembusu Multi-Utilities Complex (the “TMUC”) in Singapore. The TMUC is expected to consist of a co¬generation plant, a desalination plant and a wastewater treatment facility, with a total installed capacity of 165 MW. The complex will be developed in multiple phases in order to meet customers’ demand. Phase 1 consists of 1 x 450 t/h coal-biomass co-fired circulated fluidized bed boiler, 2 x 200 t/h diesel/natural gas fired boilers and 1 x 101MW steam turbine-generator, and other components of the plant. Phase 2A consists of 1 x 450 t/h coal-biomass co-fired circulated fluidized bed boiler, 1 x 200 t/h diesel/natural gas fired boiler and 1 x 32MW steam turbine-generator, and other components of plant. Phase 1 and Phase IIA commenced commercial operations in March 2013 and June 2014 respectively. The first train of 62.5 m³/h wastewater treatment facility commenced commercial operation in September 2015.  TPL owns 100% equity interest in this project.

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

In April 2015, the NDRC issued the Notice on Reducing On-grid Tariff for Coal-fired Power and Commercial and Industrial Power Tariff in order to release the pressure on tariffs for natural gas and for companies that utilize denitration or dedusting techniques or with extremely low emissions, to lower commercial and industrial power tariff, and to moderately lower on-grid tariff for coal-fired power, the power tariff in provincial grids nationwide was decreased by an average of RMB0.02 per kWh.

In December 2015, the NDRC issued the Notice on Issues of Perfecting the Mechanism of Coal-electricity Price Linkage, confirming the annual cycle of the mechanism, the NDRC’s leading role in implementing the mechanism, and provinces and cities’ executor role in implementing the mechanism. The coal-electricity prices with which the mechanism of coal-electricity price linkage is in line are indexed to the national thermal coal price index. The benchmark coal price is the provincial average price in China’s thermal coal price index of 2014. And the benchmark tariff is in principle the on-grid tariff in line with the benchmark coal price. The tariff adjustment may be triggered after the annual review based on the calculations according to the formula given by Policy of the Mechanism of Coal-electricity Price Linkage. Also in December 2015, the NDRC issued the Notice on Reducing On-grid Tariff for Coal-fired Power and General Commercial and Industrial Power Tariff, which ordered a decrease of national on-grid tariffs for coal power and general commercial and industrial power tariff by an average of RMB0.03 per kWh, based on the relevant regulations prescribed in the mechanism of coal-electricity price linkage. In the same month of 2015, the NDRC also issued the Notice on Improving On-grid Tariff Policy for Wind Power and Photovoltaic Power, which established a policy that the benchmark on-grid tariffs for wind power and photovoltaic power decrease in line with the development of these two types of power plants. To further indicate the investment expectation, the Notice confirmed the benchmark on-grid tariffs for wind power of 2016 and 2018. The 2016 benchmark on-grid tariff for photovoltaic power has been confirmed, yet that of 2017 and onward will be confirmed at a later stage.

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

Pricing Policy in Singapore

Pricing Policy of Electricity in Singapore

All licensed power plants in Singapore sell their plant output into the NEMS under a half-hourly competitive bidding process, during which a clearing price is determined based on the projected system demand. All successful bids/power plants that are cleared in each half hour will be dispatched automatically by control signals from the Power System Operator, a division of the EMA, and in turn will receive the cleared price as determined earlier. The cleared price paid to the power plants is the nodal price at their point of injection, and the Market Clearing Engine, the computer software that creates dispatch schedules and determines market clearing prices, automatically produces a different price at each node on the network. A Demand Response scheme is being introduced where demand could be curtailed in response to high prices in return for a share of the total savings arising out of lower prices as a result of demand being reduced.

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

In addition, the major power generation companies, including Tuas Power, are obliged to hold vesting contracts. Vesting contracts are a form of bilateral contract imposed/vested on the generation companies who had been licensed by the EMA before the establishment of NEMS. Market Support Services Licensee is the counterparty to all of the vesting contracts, and the vesting contracts are settled between the parties through the EMC’s settlement system. The quantity of each power generation company’s capacity covered by vesting contracts depends on the proportion of its capacity to total capacity in the NEMS system. Vesting contract price is set by the EMA at the long-run marginal cost and is adjusted by the EMA on a periodic basis for changes in the long-run marginal cost and on a quarterly basis for inflation and changes in fuel prices. Such mechanism helps protect the profit margins of the power generation companies in the Singapore market to a large degree. The contract quantity and price are currently recalculated every three months. The existing Vesting Contract Scheme has been reduced to an intermediate level of 30% of system demand in first half of 2015 and 25% in second half of 2015 (from 40% in 2014).  Following an appeal by some of the players in the market, the vesting contract level has been maintained at 25% for 2016 (instead of the originally intended 20%). In addition, the EMA has been tasked by the Minister to conduct a comprehensive review of the vesting contract regime. This translates into increased exposure to a more volatile pool price. The authority is further considering introducing a demand response scheme where loads can choose to participate in peak load shaving and share in part of the consumer surplus. An Electricity Futures Market is also being contemplated. Going forward, we intend to monitor and evaluate the impact of such market on our business.

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

Power sales

Each of our power plants has entered into a written agreement with the local grid companies for the sales of its planned power output. Generally, the agreement has a fixed term of one year and provides that the annual utilization hours of the power plant will be determined with reference to the average annual utilization hours of the similar generating units connected to the same grid.

In 2003, SERC and the State Administration of Commerce and Industry jointly promulgated a model contract form (the “Model Contract Form”) for use by power grid companies and power generation companies in connection with electricity sale and purchase transactions. The Model Contract Form contains provisions on the parties’ rights and obligations, amount of electricity subject to purchase, payment method and liabilities for breach of contract, etc. We believe that the publication of the Model Contract Form has facilitated the negotiation and execution of electricity purchase contracts between power grid companies and power generation companies in a fair, transparent and efficient manner. In 2015, a majority of the agreements entered into between our power plants and the local grid companies were based on the Model Contract Form.

 From 2008, with the purpose of improving energy usage efficiency, the government implemented an optimized-dispatch electricity policy in some provinces in China, as a result of which, the utilization hours of low energy consumption and low pollution generating units have been improved. We believe that our large generating units with high efficiency and low emission are competitive in the market.

The PRC Government started in 1999 to experiment with a program to effect power sales through competitive bidding in some provinces. Furthermore, the PRC Government started in 2009 to experiment with a program for direct power purchase by large power end-users, and has promulgated relevant rules governing the price and method of direct power purchase transactions as well as the market entrance and exit mechanism. In accordance with the above policies, we are conducting research on the program for direct power purchases by large power end-users. In July 2013, China National Energy Administration issued the Notice on Direct Purchases between Power End-users and Power Generation Companies, which officially implemented the direct purchases programs by large end-users. Among the provinces where we operate our power plants, seven of them, namely Shanxi, Jiangsu, Henan, Hunan, Guangdong, Fujian, and Gansu, started the direct purchase program in 2013, and four of them, namely Jiangxi, Yunnan, Hubei and Liaoning, are actively promoting the direct purchase pilot program. In 2014, the programs were also implemented in Zhejiang and Anhui. In addition to these regions, the direct purchase program by large end-users was also implemented in Liaoning, Jiangxi, Hubei and Chongqing in 2015.

In general, establishing liberalized power markets may be the general trend in China’s power market reform, which is conducive to creating a competition environment that is fair, transparent and equitable.

The following table sets forth the average power tariff (RMB/MWh) of electric power sold by our power plants in China, for each of the five years ended December 31 through 2015 and the approved power tariff for 2016.

	Year Ended December 31,
	2011	2012	2013	2014	2015	2016
	Average Tariff	Average Tariff	Average Tariff	Average Tariff	Average Tariff	Approved Tariff
Liaoning Province
Dalian Power Plant	382.84	409.18	407.89	394.50	375.55	368.50
Dandong Power Plant	383.08	405.73	401.09	393.06	371.45	368.50
Yingkou Power Plant	394.82	409.35	406.85	399.33	378.32	368.50
Yingkou Co-generation	391.92	397.59	396.96	399.21	365.04	368.50
Wafangdian Wind Power	610.00	610.82	632.85	609.68	598.12	620.00
Changtu Wind Power	—	610.00	605.30	602.82	590.93	610.00
Suzihe Hydropower	—	364.25	330.00	330.00	329.96	330.00
Inner Mongolia Autonomous Region
Huade Wind Power	528.45	520.00	520.00	520.00	520.00	520.00
Hebei Province
Shang’an Power Plant	408.20	434.63	431.15	429.39	401.79	357.57
Kangbao Wind Powert	—	536.72	534.47	538.84	538.14	540.00
Gansu Province
Pingliang Power Plant	306.36	336.12	332.16	322.72	259.51	297.80
Jiuquan Wind Power	—	520.60	520.60	520.60	473.12	520.60
Jiuquan II Wind Power	—	—	—	540.00	497.75	540.00
Yumen Wind Power	—	—	—	520.60	472.01	520.60
Yigang Wind Power	—	—	—	—	—	580.00
Beijing Municipality
Beijing Co-generation	481.35	494.00	529.47	514.72	480.70	462.60
Beijing Co-generation CCGT	—	—	468.79	882.33	959.91	650.00
Tianjin Municipality
Yangliuqing Co-generation	414.23	438.03	483.73	434.28	416.54	383.80
Lingang Co-generation CCGT	—	—	—	—	817.57	730.00
Shanxi Province
Yushe Power Plant	363.66	396.56	393.37	391.22	334.87	331.50

Year Ended December 31,
2011	2012	2013	2014	2015	2016
Average Tariff	Average Tariff	Average Tariff	Average Tariff	Average Tariff	Approved Tariff
Zuoquan Power Plant	—	383.25	389.83	382.01	333.25	320.50
Dongshan CCGT	—	—	—	—	703.80	607.50
Shandong Province
Dezhou Power Plant	443.20	468.90	464.89	463.36	445.44	398.70
Jining Power Plant	422.91	459.63	455.46	446.73	429.20	377.30
Xindian Power Plant	426.77	453.75	453.35	448.55	432.30	379.60
Weihai Power Plant	435.32	461.89	474.38	461.18	440.45	393.51
Rizhao Power Plant Phase II	420.06	446.90	446.38	441.59	422.33	372.90
Zhanhua Co-generation	419.76	450.55	446.56	434.71	424.66	372.90
Henan Province
Qinbei Power Plant	412.75	441.43	437.01	435.42	401.65	355.10
Luoyang Cogeneration Power Plant	—	—	—	—	384.33	365.10
Jiangsu Province
Nantong Power Plant	425.97	441.25	435.69	436.00	430.98	378.00
Nanjing Power Plant	442.54	442.17	436.35	463.50	453.08	378.00
Taicang Power Plant Phase I	424.09	430.43	432.81	419.19	387.68	378.00
Taicang Power Plant Phase II	429.44	443.88	427.58	395.38	387.68	378.00
Huaiyin Power Plant	438.72	458.25	449.87	438.98	450.81	378.00
Jinling Power Plant
CCGT	587.53	581.35	585.53	606.21	712.13	575.00
Coal-fired	417.99	427.34	428.38	408.24	385.24	388.00
CCGT Co-generation	—	—	635.42	690.00	760.99	584.00
Qidong Wind Power	519.09	542.65	541.34	555.92	556.76	549.67
Rudong Wind Power	—	—	610.00	610.00	610.00	610.00
*Suzhou Thermal Power	—	—	—	508.66	489.38	457.00
Shanghai Municipality
Shidongkou I	441.11	457.18	453.27	438.21	435.48	394.10
Shidongkou II	422.25	442.13	442.00	437.54	410.35	395.80
Shanghai CCGT(2)	665.00	674.00	820.92	866.20	937.13	705.60
Shidongkou Power	457.20	463.85	462.02	449.92	427.42	404.80
Chongqing Municipality
Luohuang Power Plant	410.86	448.95	448.57	440.90	427.84	379.60
Liangjiang CCGT	—	—	—	—	872.20	629.00
Zhejiang Province
Yuhuan Power Plant	462.49	491.37	484.79	468.71	452.99	412.30
Tongxiang CCGT(2)	—	—	—	1,298.37	1,278.17	600.00
Changxing Power Plant	—	—	—	431.03	487.93	432.30
Si’an Photovaltaic	—	—	—	—	1,125.67	1,100.00
Hunan Province
Yueyang Power Plant	465.74	506.87	505.13	495.31	480.55	447.10
Xiangqi Hydropower	—	390.00	390.00	410.00	410.00	410.00
Subaoding Wind Power	—	—	—	494.00	611.72	610.00
Guidong Wind Power	—	—	—	—	610.00	610.00
Hubei Province
Enshi Maweigou Hydropower	437.03	360.00	356.96	366.59	379.26	370.00
*Jingmen Thermal Power	—	—	—	432.20	444.09	398.10
*Yingcheng Thermal Power	—	—	—	—	477.26	398.10
*Wuhan Power Plant	—	—	—	461.99	435.47	400.76
*Dalongtan Hydropower	—	—	—	366.89	374.80	370.00
Jieshan Wind Power	—	—	—	—	610.00	610.00
Jiangxi Province
Jinggangshan Power Plant	447.05	483.90	482.95	468.92	443.73	401.18
Jianggongling Wind Power	—	—	—	610.00	610.00	610.00
*Ruijin Power	—	—	—	466.57	441.24	399.30
*Anyuan Power	—	—	—	—	424.63	399.30

Year Ended December 31,
2011	2012	2013	2014	2015	2016
Average Tariff	Average Tariff	Average Tariff	Average Tariff	Average Tariff	Approved Tariff
Anhui Province
*Chaohu Power Plant	—	—	—	412.93	409.79	369.30
*Hualiangting Hydropower	—	—	—	346.85	392.89	406.90
Fujian Province
Fuzhou Power Plant	425.38	445.64	442.81	441.83	392.29	381.42
Guangdong Province
Shantou Power Plant	522.91	542.97	541.39	529.99	498.01	472.76
Haimen	498.77	529.06	514.30	503.18	483.38	450.50
Haimen Power	—	—	—	479.55	485.46	450.50
Yunnan Province
Diandong Energy	345.43	359.58	371.30	401.59	435.58	335.80
Diandong Yuwang	345.31	361.70	377.41	395.96	545.42	335.80
Fuyuan Wind Power	—	—	—	610.00	600.61	610.00
Guizhou Province
Panxian Wind Power	—	—	—	—	—	610.00
Hainan Province
*Haikou Power Plant	—	—	—	474.14	457.71	419.80
*Dongfang Power Plant	—	—	—	482.69	460.53	419.80
*Nanshan CCGT	—	—	—	439.84	629.32	665.80
*Gezhen Hydropower	—	—	—	392.63	399.78	400.00
*Wenchang Wind Power	—	—	—	619.72	571.95	610.00
___________________________________________
Notes:
(1)	The power plants marked * are Newly Acquired Entities of the Company in January 2015, and the comparative figures thereof are solely for reference purposes.

(2)	The tariff of Shanghai Combined Cycle and Tongxiang Combined Cycle consist of on-grid settlement price and capacity subsidy income.

Power sales in Singapore

According to the latest available update from EMA, the total licensed capacity in commercial operation for the first quarter of 2015 in Singapore was 12,889 MW. In 2015, the peak demand for electricity was 6,696 MW against 2014’s 6,849MW. The power market in Singapore is competitive, and power generation companies compete to sell their power output into NEMS through a bidding process with hedging via vesting contracts and retail sales. At the end of December 31, 2015, power sold through vesting contracts represented approximately 25% of total system demand. The existing Vesting Contract Scheme will be maintained at 25% of system demand for 2016. EMA has been tasked by the Minister to do a comprehensive review of the Vesting Regime. The decrease in allocated vsting contract volumes will have to be made up through increased retail sales, or otherwise, be translated into increased exposure to more volatile pool prices.

The volatility in the sales price of the revenue associated with the sale of electricity in the NEMS is effectively managed via vesting contracts and direct retail sales which is carried out through a Tuas Power’s subsidiary. The effective tariffs Tuas Power received for its electricity output is thus largely dependent on the vesting contract prices and volumes as well as prices secured under retail sales. The Minister has also indicated the year of 2018 for the start of Full Retail Contestability.

Utility sales in Singapore

In 2015, TMUC sold 1,988,927 MT of steam to customers, representing an increase of 9% as compared to 1,824,638 MT in 2014.

Fuel supply arrangements

In 2015, the majority of our power plants were fueled by coal, gas and oil.

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

In 2015, the average coal purchasing price decreased significantly from the previous year. We purchased 130.56 million tons of coal and consumed 132.12 million tons of coal. Of our total coal purchases, 48% was purchased under annual contracting arrangements and the remainder was purchased in the open market.

The coal purchase price for our Company, including transportation costs and miscellaneous expenses, averaged approximately RMB408.71 per ton in 2015. Our average unit fuel cost in 2015 decreased by 13.68% from that in 2014.

Singapore’s Tuas Power used coal as primary fuel for its TMUC’s cogeneration plants. Coal is procured from coal producers in Indonesia via two long-term coal supply contracts with 10 years and 15 years term respectively. The prices are indexed to the Global Coal Newcastle Index.

Gas

Currently, the Company has nine Combined Cycle Gas Turbine Power Plants (“CCGT”) in China, including:

1.           Huaneng Shanghai Combined Cycle Gas Turbine Power Plant (“Shanghai CCGT”) with gas supply transported through the pipeline of “West-East Gas Transport Project”;

2.           Huaneng Jiangsu Jinling Combined Cycle Gas Turbine Power Plant (“Jinling CCGT”) with gas supply transported through the pipeline of “West-East Gas Transport Project”;

3.           Huaneng Jiangsu Jinling Combined Cycle Gas Turbine Co-generation Power Plant (“Jinling CCGT Co-generation”) with gas supply transported through the pipeline of “West-East Gas Transport Project”;

4.           Huaneng Beijing Co-generation CCGT Power Plant (“Beijing Co-generation CCGT”) with gas supply transported through Shaanxi-Beijing Pipeline;

5.           Huaneng Zhejiang Tongxiang Combined Cycle Gas Turbine Power Plant (“Tongxiang CCGT”), with gas supply transported through the pipeline of “West-East Gas Transport Project”;

6.           Huaneng Chongqing Liangjiang Combined Cycle Gas Turbine Power Plant (“Liangjiang CCGT”) with gas supply transported through the pipeline of “West-East Gas Transport Project”;

7.           Huaneng Tianjin Lingang Combined Cycle Gas Turbine Co-generation Power Plant (“Lingang CCGT Co-generation”) with gas supply by CNOOC Tianjin Trading Branch;

8.           Huaneng Shanxi Dongshan Combined Cycle Gas Turbine Power Plant (“Dongshan CCGT”) with gas supply transported through Shaanxi-Beijing Pipeline II; and

9.           Huaneng Hainnan Nanshan Combined Cycle Gas Turbine Power Plant (“Nanshan CCGT”) with gas supply by CNOOC Hainan Branch.

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

We are 33.33% owned by HIPDC, which in turn is a subsidiary of Huaneng Group. Huaneng Group was established in 1988 with the approval of the State Council. Huaneng Group also holds a 13.83% equity interest in us besides HIPDC.  In 2002, Huaneng Group was restructured as one of the five independent power generation group companies to take over the power generation assets originally belonging to the State Power Corporation of China. Huaneng Group has a registered capital of RMB20 billion and is controlled and managed by the central government. Huaneng Group is principally engaged in development, investment, construction, operation and management of power plants; organizing the generation and sale of power (and heat); and the development, investment, construction, production and sale of products in relation to energy, transportation, new energy and environmental protection industries.

HIPDC was established in 1985 as a joint venture controlled by Huaneng Group. HIPDC is engaged in developing, investing, operating and constructing power plants in China. Some of the power plants currently owned and operated by us were originally built and later transferred to us by HIPDC. Both Huaneng Group and HIPDC have agreed to give us preferential rights in the power development business and power assets transfers. See “Item 7.A. Major shareholders” for details.

The following organizational chart sets forth the organizational structure of HIPDC and us as of March 31, 2016:

___________________________________________
Notes:
*
Huaneng Group indirectly holds 100% equity interests in Pro-Power Investment Limited through its wholly owned subsidiary, China Hua Neng Hong Kong Company Limited, and Pro-Power Investment Limited in turn holds 25% equity interests in HIPDC. As a result, Huaneng Group indirectly holds additional 25% equity interests in HIPDC.

**
Of the 13.83% equity interest, 10.23% was directly held by Huaneng Group, 3.11% was held by Huaneng Group through its wholly owned subsidiary, China Hua Neng Hong Kong Company Limited, and the remaining approximately 0.49% was held by Huaneng Group through its subsidiary, China Huaneng Finance Corporation Limited.

For a detailed discussion of the Company’s subsidiaries, see Note 9 to the Financial Statements.

D.	Property, plants and equipment

The following table presents certain summary information on our power plants as of March 31, 2016.

Plant or Expansion		Actual In-service Date	Current Installed Capacity	Ownership	Attributable Capacity	Type of Fuel
(Names as defined below)			(MW)%		MW

Liaoning Province
Dalian Power Plant	Phase I	Unit I: Sep. 1988	2 x 350	100%	700	Coal
		Unit II: Dec. 1988
	Phase II	Unit III: Jan. 1999	2 x 350	100%	700	Coal
		Unit IV: Jan. 1999
Dandong Power Plant		Unit I: Jan. 1999	2 x 350	100%	700	Coal
		Unit II: Jan. 1999
Yingkou Power Plant	Phase I	Unit I: Jan. 1996	2 x 320	100%	640	Coal
		Unit II: Dec. 1996
	Phase II	Unit III: Aug. 2007	2 x 600	100%	1,200	Coal
		Unit IV: Oct. 2007
Yingkou Co-generation		Unit I: Dec. 2009	2 x 330	100%	660	Coal
		Unit II: Dec. 2009

Plant or Expansion	Actual In-service Date	Current Installed Capacity	Ownership	Attributable Capacity	Type of Fuel
(Names as defined below)		(MW)%		MW

Wafangdian Wind Power		24 turbines: Jun. 2011	48	100%	48	Wind
Changtu Wind Power		33 turbines: Nov. 2012	97.5	100%	97.5	Wind
		24 turbines: Oct. 2014
Suzihe Hydropower		2012	3 x 12.5	100%	37.5	Hydro
Inner Mongolia
Autonomous Region
Huade Wind Power	Phase I	33 turbines: Dec. 2009	49.5	100%	49.5	Wind
	Phase II	33 turbines: Jun. 2011	49.5	100%	49.5	Wind
Hebei Province
Shang’ an Power Plant	Phase I	Unit I: Aug. 1990	2 x 350	100%	700	Coal

		Unit II: Dec. 1990
	Phase II	Unit III: Oct. 1997	2 x 330	100%	660	Coal
		Unit IV: Oct. 1997
	Phase III	Unit V: Jul. 2008	2 x 600	100%	1,200	Coal
		Unit VI: Aug. 2008
Kangbao Wind Power	Phase I	33 turbines: Jan. 2011	49.5	100%	49.5	Wind
Gansu Province
Pingliang Power Plant		Unit I: Sep. 2000	3 x 325	65%	633.75	Coal
		Unit II: Jun. 2001
		Unit III: Jun. 2003
		Unit IV: Nov. 2003	1 x 330	65%	214.5	Coal
		Unit V: Feb. 2010	2 x 600	65%	780	Coal
		Unit VI: March 2010
Jiuquan Wind Power		259 turbines: Dec. 2011	401	100%	401	Wind
Jiuquan II Wind Power		100 turbines: Dec. 2014	200	100%	200	Wind
		100 turbines: Jun.2015	200	100%	200	Wind
Yumen Wind Power		24 turbines: Jun. 2015	48	100%	48	Wind
		67 turbines: Jun. 2015	100.5	100%	100.5	Wind
Yigang Wind Power		96 turbines: Dec. 2015	192	100%	192	Wind
Beijing Municipality
Beijing Co-generation		Unit I: Jan. 1998	2 x 165	41%	135.3	Coal
		Unit II: Jan. 1998
		Unit III: Dec. 1998	2 x 220	41%	180.4	Coal
		Unit IV: Jun. 1999
		Unit V: Apr. 2004	1 x 75	41%	30.75	Coal
Beijing Co-generation		Unit I: Dec. 2011	2 x 306.9	41%	251.66	Gas
CCGT
		Unit II: Dec. 2011
		Unit III: Dec. 2011	1 x 309.6	41%	126.94	Gas

Plant or Expansion		Actual In-service Date	Current Installed Capacity	Ownership	Attributable Capacity	Type of Fuel
(Names as defined below)			(MW)%		MW

Tianjin Municipality
Yangliuqing Co-generation		Unit I: Dec. 1998	4 x 300	55%	660	Coal
		Unit II: Sep. 1999
		Unit III: Dec. 2006
		Unit IV: May 2007
Lingang Co-generation CCGT		Unit I: Dec. 2014	1 x 313 1 x 150	100	463	Gas
Shanxi Province
Yushe Power Plant	Phase I	Unit I: Jun. 1994	2 x 100	60%	120	Coal
		Unit III: Dec. 1994
	Phase II	Unit IV: Oct. 2004	2 x 300	60%	360	Coal
		Unit II: Nov. 2004
Zuoquan Power Plant		Unit I: Dec. 2011	2 x 673	80%	1,076.8	Coal
		Unit II: Jan. 2012
Dongshan CCGT		Unit I: Oct. 2015	2 x297.7	100%	595.4	Gas
		Unit II: Oct. 2015
		Unit III: Oct. 2015	263.6	100%	263.6	Gas
Shandong Province
Dezhou Power Plant	Phase I	Units I: 1992	1 x 330	100%	330	Coal
		Unit II: 1992	1 x 320	100%	320	Coal
	Phase II	Units III: Jun. 1994	1 x 330	100%	330	Coal
		Unit IV: May 1995	1 x 320	100%	320	Coal
	Phase III	Units V: Jun. 2002	2 x 700	100%	1,400	Coal
		Unit VI: Oct. 2002
Jining Power Plant	Coal-fired	Unit V: Jul. 2003	2 x 135	100%	270	Coal
		Unit VI: Aug. 2003
	Co-generation	Unit I: Nov. 2009	2 x 350	100%	700	Coal
		Unit II: Dec. 2009
Xindian Power Plant	Phase III	Unit V: Sep 2006	2 x 300	95%	570	Coal
		Unit VI: Nov. 2006
Weihai Power Plant	Phase II	Units III: Mar. 1998	2 x 320	60%	384	Coal
		Unit IV: Nov. 1998
	Phase III	Unit V: Dec. 2012	2 x 680	60%	816	Coal
		Unit VI: Dec. 2012
Rizhao Power Plant	Phase II	2008	2 x 680	100%	1,360	Coal

Zhanhua Co-generation		Jul. 2005	2 x 165	100%	330	Coal

Henan Province
Qinbei Power Plant	Phase I	Unit I: Nov. 2004	2 x 600	60%	720	Coal
		Unit II: Dec. 2004
	Phase II	Unit III: Nov. 2007	2 x 600	60%	720	Coal
		Unit IV: Nov. 2007
	Phase III	Unit V: Mar. 2012	2 x 1000	60%	1,200	Coal
		Unit VI: Feb. 2013
Luoyang Co-generation Power Plant		Unit I: May. 2015	2 x 350	80%	560	Coal
		Unit II: Jun. 2015

Plant or Expansion	Actual In-service Date	Current Installed Capacity	Ownership	Attributable Capacity	Type of Fuel
(Names as defined below)		(MW)%		MW

Jiangsu Province
Nantong Power Plant	Phase I	Unit I: Sep. 1989	2 x 352	100%	704	Coal
		Unit II: Mar. 1990
	Phase II	Unit III: Jul. 1999	2 x 350	100%	700	Coal
		Unit IV: Oct. 1999
Nanjing Power Plant		Unit I: Mar. 1994	2 x 320	100%	640	Coal
		Unit II: Oct. 1994
Taicang Power Plant	Phase I	Unit I: Dec. 1999	2 x 320	75%	480	Coal
		Unit II: Apr. 2000
	Phase II	Unit III: Jan. 2006	2 x 630	75%	945	Coal
		Unit IV: Feb. 2006

Plant or Expansion		Actual In-service Date	Current Installed Capacity	Ownership	Attributable Capacity	Type of Fuel
(Names as defined below)			(MW)%		MW
Huaiyin Power Plant	Phase II	Unit III: Jan. 2005	2 x 330	63.64%	420	Coal
		Unit IV: Mar. 2005
	Phase III	Unit V: May 2006	2 x 330	63.64%	420	Coal
		Unit VI: Sep. 2006
Jinling Power Plant	CCGT	Unit I: Dec. 2006	2 x 390	60%	468	Gas
		Unit II: Mar. 2007
	CCGT Cogeneration	Unit I: April. 2013 Unit II: May. 2013	2 x 126.7 2 x 64.6	51%	195.1	Gas
Jinling Coal-fired		Unit III: Dec. 2009	2 x 1,030	60%	1,236	Coal
		Unit IV: Aug. 2012
Qidong Wind Power	Phase I	61 turbines: Mar. 2009	91.5	65%	59.5	Wind
	Phase II	25 turbines: Jan. 2011	50	65%	32.5	Wind
		22 turbines: Jun. 2012	44	65%	28.6	Wind
Rudong Wind Power		24 turbines: Nov. 2013	48	90%	24.48	Wind
Suzhou Co-generation		Unit I: Aug. 2006	2 x 60	53.45%	64.14	Coal
		Unit II: Oct. 2006
Tongshan Wind Power		Mar. 2016	48	100%	48	Wind
		Mar. 2016	1.5	100%	1.5	Wind
Shanghai Municipality
Shidongkou I		Unit I: Feb. 1988	4 x 325	100%	1,300	Coal
		Unit II: Dec. 1988
		Unit III: Sep. 1989
		Unit IV: May 1990
Shidongkou II		Unit I: Jun. 1992	2 x 600	100%	1,200	Coal
		Unit II: Dec. 1992
Shidongkou Power		Unit I: Oct. 2011	2 x 660	50%	660	Coal
		Unit II: Oct. 2011
Shanghai CCGT		Unit I: May 2006	3 x 390	70%	819	Gas
		Unit II: Jun. 2006
		Unit III: Jul. 2006
Chongqing Municipality
Luohuang Power Plant	Phase I	Unit I: Sep. 1991	2 x 360	60%	432	Coal
		Unit II: Feb. 1992
	Phase II	Unit III: Dec. 1998	2 x 360	60%	432	Coal
		Unit IV: Dec. 1998
	Phase III	Unit V: Dec. 2006	2 x 600	60%	720	Coal
		Unit VI: Jan. 2007
Liangjiang CCGT		Unit I: Oct. 2014	2 x 467	100%	934	Gas
		Unit II: Dec. 2014
Zhejiang Province
Changxing Power Plant		Unit I: Dec. 2014	2 x 660	100%	1320	Coal
		Unit II: Dec. 2014
Yuhuan Power Plant	Phase I	Unit I: Nov. 2006	2 x 1,000	100%	2,000	Coal
		Unit II: Dec. 2006
	Phase II	Unit III: Nov. 2007	2 x 1,000	100%	2,000	Coal
		Unit IV: Nov. 2007
Tongxiang CCGT		Unit I: Sep. 2014	1 x 258.4	95%	245.48	Gas
		Unit II: Sep. 2014	1 x 200	95%	190	Gas

Plant or Expansion	Actual In-service Date	Current Installed Capacity	Ownership	Attributable Capacity	Type of Fuel
(Names as defined below)		(MW)%		MW

Si’an Photovoltaic		Dec. 2014	5	100%	5	Solar
		Mar. 2015	5	100%	5	Solar
Hunan Province
Yueyang Power Plant	Phase I	Unit I: Sep. 1991	2 x 362.5	55%	398.75	Coal
		Unit II: Dec. 1991
	Phase II	Unit III: Mar. 2006	2 x 300	55%	330	Coal
		Unite IV: May 2006
	Phase III	Unit V: Jan. 2011	2 x 600	55%	660	Coal
		Unit VI: Aug. 2012
Xiangqi Hydropower		Unit I: Dec. 2011	4 x 20	100%	80	Hydro
		Unit II: May 2012
		Unit III: Jul. 2012
		Unit IV: Aug. 2012
Subaoding Wind Power		40 turbines: Dec. 2014	75	100%	75	Wind
		35 turbines: May. 2015	75	100%	75	Wind
Guidong Wind Power		42 turbines: Aug. 2015	48	100%	48	Wind
		18 turbines: Sep. 2015	36	100%	36	Wind

Plant or Expansion	Actual In-service Date	Current Installed Capacity	Ownership	Attributable Capacity	Type of Fuel
(Names as defined below)		(MW)%		MW

Hubei Province
Enshi Maweigou Hydropower		Dec. 2011	3 x 5	100%	15	Hydro
		Dec. 2015	2 x 20	100%	40	Hydro
Dalongtan Hydropower		Unit I: May 2006	3 x12	97%	34.92	Hydro
		Unit II: Aug. 2005	1 x 1.6	97%	1.55	Hydro
		Unit III: Mar. 2006
Wuhan Power Plant	Phase I	Unit I: Jun. 1993	2 x 300	75%	450	Coal
		Unit II: Jan. 1994
	Phase II	Unit III: May 1997	2 x 330	75%	495	Coal
		Unite IV: Dec. 1997
	Phase III	Unit V: Oct. 2006	2 x 600	75%	900	Coal
		Unit VI: Dec. 2006
Jingmen Co-generation		Unit I: Nov. 2014	2 x 350	100%	700	Coal
		Unit II: Oct. 2014
Yingcheng Co-generation		Unit II: Jan. 2015	1 x 350	100%	350	Coal
Jieshan Wind Power		24 turbines: Jun. 2015	48	100%	48	Wind
Jiangxi Province
Jinggangshan Power Plant	Phase I	Unit I: Dec. 2000	2 x 300	100%	600	Coal
		Unit II: Aug. 2001
	Phase II	Unit III: Nov. 2009	2 x 660	100%	1,320	Coal
		Unit IV: Dec. 2009
Jianggongling Wind Power		24 turbines: Dec. 2014	48	100%	48	Wind
Ruijin Power Plant		Unit I: May 2008	2 x 350	100%	700	Coal
		Unit II: Aug. 2008
Anyuan Power Plant		Unit I: Jun. 2015	2 x 660	100%	1,320	Coal
		Unit II: Aug. 2015
Anhui Province
Chaohu Power Plant		Unit I: May 2008	2 x 600	60%	720	Coal
		Unit II: Aug. 2008
Hualiangting Hydropower	Phase I	Unit I: Oct. 1981	2 x 10	100%	20	Hydro
		Unit II: Nov. 1981
	Phase II	Unit III: Nov. 1987	2 x 10	100%	20	Hydro
		Unit IV: Nov. 1987
Fujian Province
Fuzhou Power Plant	Phase I	Unit I: Sep. 1988	2 x 350	100%	700	Coal
		Unit II: Dec. 1988
	Phase II	Unit III: Oct. 1999	2 x 350	100%	700	Coal
		Unit IV: Oct. 1999
	Phase III	Unit V: Jul. 2010	2 x 660	100%	660	Coal
Guangdong Province
Shantou Power Plant	Phase I	Unit VI: Oct. 2011 Unit I: Jan. 1997	2 x 300	100%	600	Coal
		Unit II: Jan. 1997
	Phase II	Unit III: Oct. 2005	1 x 600	100%	600	Coal
Haimen		Unit I: Jul. 2009	2 x 1,036	100%	2,072	Coal
		Unit II: Oct. 2009
Haimen Power		Unit I: Mar. 2013	2 x 1,036	80%	1,657.6	Coal
		Unit II: Mar. 2013

Plant or Expansion	Actual In-service Date	Current Installed Capacity	Ownership	Attributable Capacity	Type of Fuel
(Names as defined below)		(MW)%		MW

Yunnan Province
Diandong Energy	Phase I	Unit I: Feb. 2006	2 x 600	100%	1,200	Coal
		Unit II: Jul. 2006
	Phase II	Unit III: Nov. 2006	2 x 600	100%	1,200	Coal
		Unit IV: May 2007
Yuwang Energy	Phase I	Unit I: Jul. 2009	2 x 600	100%	1,200	Coal
		Unit II: Feb. 2010
Fuyuan Wind Power		20 turbines: Dec. 2014	40	100%	40	Wind
		24 turbines: Dec. 2014	48	100%	48	Wind
Hainan Province
Haikou Power Plant		Unit IV: May 2000	2 x 138	91.8%	253.368	Coal
		Unit V: May 1999
		Unit VIII: Apr. 2006	2 x 330	91.8%	605.88	Coal
		Unit IX: May 2007
Dongfang Power Plant	Phase I	Unit I: Jun. 2009	2 x 350	91.8%	642.6	Coal
		Unit II: Dec. 2009
	Phase II	Unit III: May 2012	2 x 350	91.8%	642.6	Coal
		Unit IV: Dec. 2012
Nanshan Co-generation		Unit I: Apr. 1995	2 x 50	91.8%	91.8	Gas
		Unit II: Apr. 1995
		Unit III: Oct. 2003	2 x 16	91.8%	29.370	Gas
		Unit IV: Oct. 2003
Gezhen Hydropower		Unit I: Nov. 2009	2 x 40	91.8%	73.40	Hydro
		Unit II: Nov. 2009
		Unit III: Dec. 2009	2 x 1	91.8%	1.836	Hydro
		Unit IV: Dec. 2009
Wenchang Wind Power		34 turbines: Jan. 2009	51.5	91.8%	47.277	Wind
Guizhou
Panxian Wind Power		12 turbines: Dec. 2015	24	100%	24	Wind
Singapore		Unit I: Mar. 1999	1 x 600	100%	600	Oil
Tuas Power		Unit III: Nov. 2001	4 x 367.5	100%	1,470	Gas
		Unit IV: Jan. 2002
		Unit V: Feb. 2005
		Unit VI: Sep. 2005
		Unit VII: Dec. 2013	405.9	100%	405.9	Gas
TMUC	Phase I	Feb. 2013	1 x 101	100%	101	Coal & biomass
	Phase IIA	Jun. 2014	1 x 32.5	100%	32.5	Coal & biomass

The following table presents the availability factors and the capacity factors of our coal-fired operating power plants in China for the years ended December 31, 2013, 2014 and 2015.

Coal-fired Power Plant	Availability factor (%)			Capacity factor (%)
	2013	2014	2015	2013	2014	2015
Liaoning Province
Dalian	97.03	97.76	92.95	50.71	54.13	49.04
Dandong	96.77	95.89	100	50.79	52.14	49.74
Yingkou	92.05	94.16	93.34	45.42	49.64	48.86

Coal-fired Power Plant	Availability factor (%)			Capacity factor (%)
	2013	2014	2015	2013	2014	2015
Yingkou Co-generation	98.08	100	100	60.2	52.63	53.35
Hebei Province
Shang’an	97.91	98.15	95.50	66.84	63.52	66.74
Gansu Province
Pingliang	91.48	94.63	88.83	46.79	51.85	27.76
Beijing Municipality
Beijing	95.13	94.48	85.60	59.53	54.79	53.01
Tianjin Municipality
Yangliuqing	94.8	93.9	95.02	67.88	62.95	54.02
Shanxi Province
Yushe	94.98	92.53	93.18	60.64	61.22	53.32
Zuoquan	91.69	92.93	90.93	56.67	50.88	47.71
Shandong Province
Dezhou	95.51	97.01	97.01	65.87	64.46	60.83
Jining	95.74	92.03	92.03	59.43	55.56	57.58
Weihai	94.63	95.87	97.04	64.84	65.83	64.03
Xindian	90.94	87.15	89.12	61.92	62.83	60.08
Rizhao II	92.58	91.27	92.22	65.26	64.23	66.91
Zhanhua Co-generation	95.01	95.63	94.33	54.62	57.92	51.98
Henan Province
Qinbei	95.12	92.85	97.18	60.47	50.92	46.22
Jiangsu Province
Nantong	92.49	90.6	91.41	68.14	55.67	50.15
Nanjing	93.82	94.45	93.54	71.21	62.52	47.59
Taicang	98.09	99.99	94.39	74.41	65.2	60.57
Huaiyin	90.79	91.4	91.40	67.22	58.26	50.28
Jinling Coal-fired	89.49	88.66	89.82	72.72	64.1	64.99
Suzhou Co-generation	95.27	94.27	98.42	77.01	76.71	75.10
Shanghai Municipality
Shidongkou I	95.81	98.53	95.43	71.14	52.96	44.44
Shidongkou II	93.42	90.15	92.57	64.83	50.71	51.15
Chongqing Municipality
Luohuang	93.57	94.84	94.44	63.21	48.21	42.23
Zhejiang Province
Changxing	94.8	93.9	97.69	-	29.82	47.03
Yuhuan	92.76	95.45	95.53	72.07	63.22	55.43
Hubei Province
Wuhan Power	99.53	92.17	95.36	57.24	53.06	46.53
Jingmen Thermal Power	-	100	98.09	-	34.28	26.80
Yingcheng Thermal Power	-	-	100	-	-	33.52
Hunan Province
Yueyang	99.99	99.97	98.94	45.02	39.27	35.04
Jiangxi Province
Jinggangshan	92.59	95.03	92.92	57.69	50.5	53.47
Anhui Province
Chaohu Power	92.59	95.03	95.50	57.69	50.5	55.62
Fujian Province
Fuzhou	93.83	94.53	91.62	63.52	58.66	45.72
Guangdong Province
Shantou	97.85	96.55	98.42	59.55	50.75	43.29
Haimen	96.1	96.99	96.53	55.76	53.09	45.98
Yunnan Province
Diandong	94.25	94.92	98.68	35.8	28.32	19.00
Yuwang	93.92	95.36	96.79	43.31	34.88	15.07
Hainan Province
Haikou	93.92	95.36	96.02	43.31	34.88	87.47

Coal-fired Power Plant	Availability factor (%)			Capacity factor (%)
	2013	2014	2015	2013	2014	2015

Dongfang	94.25	94.92	92.73	35.8	28.32	74.05
______________________________________
Note:
(1)	The details of our operating power plants, construction projects and related projects as of March 31, 2016 are described below.

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

In 2015, Dalian Power Plant obtained 75.6% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Dalian Power Plant in 2015 was RMB417.54 (2014: RMB488.89) per ton.

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

In 2015, Dandong Power Plant obtained 37.1% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Dandong Power Plant in 2015 was RMB396.52 (2014: RMB461.38) per ton.

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

The coal supply for Yingkou Power Plant is mainly obtained from Shanxi Province. Yingkou Power Plant typically stores 400,000 tons of coal on site. In 2015, Yingkou Power Plant obtained 53.2% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Yingkou Power Plant in 2015 was RMB427.85 (2014: RMB482.94) per ton.

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

The coal supply for Yingkou Co-generation Power Plant is mainly obtained from Inner Mongolia Autonomous Region. Yingkou Co-generation Power Plant typically stores 140,000 tons of coal on site. In 2015, Yingkou Co-generation Power Plant obtained 98.8% of its total consumption of coal from annual contracts and the remainder from the open market The average coal purchase price for Yingkou Co-generation Power Plant in 2015 was RMB384.98 (2014: RMB398.55) per ton.

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

Changtu Wind Power

Huaneng Liaoning Changtu Wind Power Plant (“Changtu Wind Power”) is located in Liaoning Province. Phase I of the Changtu Wind Power commenced operation in November 2012, with an installed capacity of 49.5 MW, consisting of 33 wind power turbines of 1.5 MW each. Phase  II of the Changtu Wind Power commenced operation in October 2014 , with an installed capacity of 48 MW, consisting of 24 wind power turbines of 2 MW each. We hold 100% of the equity interest in Changtu Wind Power.

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

We plan to build photovoltaic projects in Dandong and Yingkou, which are located in Liaoning Province. We hold 100% equity interest in the projects. They are planned to have an installed capacity of 20 MW.

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

In 2015, Shang’an Power Plant obtained 93.9% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Shang’an Power Plant in 2015 was RMB319.33 (2014: RMB442.91) per ton.

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

Kangbao Wind Power sells its electricity to Beijing-Tianjin-Tanggu Electric Power Company.

Construction Project in Hebei Province

Zhuolu Dabao Wind Power.  In September 2014, the project of Zhuolu Dabao Wind Power was approved by the Development and Reform Commission of Hebei Province. We hold 100% equity interest in this project. The project is planned to have an installed capacity of 48 MW consisting of 24 wind power turbines of 2 MW each.

Kangbao Xitan 20MW Distributed Photovoltaic Power Project. This project is located at Kangbao County, Zhangjiakou City of Hebei Province. In September 2014, it was approved by the Development and Reform

Commission of Hebei Province. We hold 100% equity interest in this project. It is planned to have an installed capacity of 20 MW.

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

The coal supply for Pingliang Power Plant is obtained from local coal mines. Pingliang Power Plant typically stores 230,000 tons of coal on site. In 2015, Pingliang Power Plant obtained 90.9% of its coal supplies from annual contracts and the remainder from the open market. The average coal purchase price for Pingliang Power Plant in 2015 was RMB256.44 (2014: RMB358.47) per ton.

Pingliang Power Plant sells its electricity to Gansu Electric Power Company.

Jiuquan Wind Power

Jiuquan Wind Power Plant (“Jiuquan Wind Power”) consists of 234 wind power turbines of 1.5 MW each and 25 wind power turbines of 2 MW each. In December 2011, all the wind power plants completed the trial run. We hold 100% equity interest in Jiuquan Wind Power.

Jiuquan Wind Power sells its electricity to Gansu Electric Power Company.

Jiuquan II Wind Power

Jiuquan II Wind Power Plant (“Jiuquan II Wind Power ”) is located in Gansu Province. Zone A of this plant commenced operation in December 2014, with an installed capacity of 200 MW in operating, consisting of 100 wind power turbines of 2 MW each. Zone B of this plant commenced operation in June 2015, with an installed capacity of 200 MW in operating, consisting of 100 wind power turbines of 2 MW each. We hold 100% equity interest in Jiuquan II Wind Power.

Jiuquan II Wind Power sells its electricity to Gansu Electric Power Company.

Yumen Wind Power

Yumen Wind Power Plant (“Yumen Wind Power”) is located in Gansu Province. This plant commenced operation in June 2015, with an installed capacity of 148.5 MW, consisting of 67 wind power turbines of 1.5 MW each and 24 wind power turbines of 2 MW each. We hold 100% equity interest in Yumen Wind Power.

Yumen Wind Power sells its electricity to Gansu Electric Power Company.

Yigang Wind Power

Yigang Wind Power (“Yigang Wind Power”) is located in Gansu Province. This plant commenced operation in December 2015, with an installed capacity of 192 MW, consisting of 96 wind power turbines of 2 MW each. We hold 100% equity interest in Yigang Wind Power.

The Phase I of Yigang Wind Power sells its electricity to Gansu Electric Power Company.

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

The coal supply for Beijing Co-generation is mainly obtained from Inner Mongolia Autonomous Region. Beijing Co-generation typically stores 165,000 tons of coal on site. In 2015, Beijing Co-generation obtained 86.2% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Beijing Co-generation in 2015 was RMB422.39 (2014: RMB501.97) per ton.

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

The coal supply for Yangliuqing Co-generationis mainly obtained from Shanxi Province and Inner Mongolia Autonomous Region. Yangliuqing Co-generation typically stores 300,000 tons of coal on site. In 2015, Yangliuqing Co-generation obtained 87.7% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Yangliuqing Co-generation in 2015 was RMB369.26 (2014: RMB458.42) per ton.

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

The coal supply for Yushe Power Plant is obtained from several coal producers located mostly in Shanxi Province. Yushe Power Plant typically stores 500,000 tons of coal on site. In 2015, Yushe Power Plant obtained approximately 37.5% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Yushe Power Plant in 2015 was RMB194.96 (2014: RMB273.51) per ton.

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

Zuoquan Power Plant typically stores 200,000 tons of coal on site. In 2015, Zuoquan Power Plant obtained approximately26.0% of its total consumption of coal from annual contracts and the remainders from the open market. The average coal purchase price for Zuoquan Power Plant in 2015 was RMB256.99 (2014: RMB341.60) per ton.

Zuoquan Power Plant sells its electricity to Shanxi Electric Power Company.

Dongshan Combined Cycle Gas Turbine Power Plant

Dongshan Combined Cycle Gas Turbine Power Project (“Dongshan CCGT”) is located at Taiyuan City of Shanxi Province. Dongshan CCGT commenced operation in October 2015 with an installed capacity of 859 KW, consisting of one 2×F Class gas-steam combined cycle co-generating unit. We hold 100% equity interest in the plant.

Dongshan CCGT sells its electricity to Shanxi Electric Power Company.

  Power Plants in Shandong Province

Dezhou Power Plant

Huaneng Dezhou Power Plant (“Dezhou Power Plant”) is located in Dezhou City, near the border between Shandong and Hebei Provinces, close to an industrial zone that is an important user of electric power for industrial and commercial purposes. Dezhou Power Plant is comprised of three phases, with Phase I consisting of one 320MW and one 330MW coal-fired generating units, Phase II consisting of one 330MW and one 320MW coal-fired generating units, and Phase III consisting of two 700 MW coal-fired generating units. The installed capacity of Unit IV was upgraded from 300 MW to 320 MW in January 2009. We hold 100% equity interest in Dezhou Power Plant.

Dezhou Power Plant is approximately 200 km from Taiyuan, Shanxi Province, the source of the plant’s coal supply. The plant is located on the Taiyuan-Shijiazhuang-Dezhou rail line, giving it access to transportation facilities for coal. Dezhou Power Plant typically stores 400,000 tons of coal on site. In 2015, Dezhou Power Plant obtained approximately 57.2% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Dezhou Power Plant in 2015 was RMB370.37 (2014: RMB497.30) per ton. The plant is connected to the main trunk rail line at Dezhou by a dedicated 3.5 km spur line owned by us.

Dezhou Power Plant sells its electricity to State Grid Shandong Electric Power Company.

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

In 2015, Jining Power Plant obtained approximately 29.6% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Jining Power Plant in 2015 was RMB370.51 (2014: RMB482.55) per ton.

Jining Power Plant sells its electricity to State Grid Shandong Electric Power Company.

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

The coal supply for Xindian Power Plant is obtained from several coal producers located mostly in Shanxi Province. Xindian Power Plant typically stores 250,000 tons of coal on site. In 2015, Xindian Power Plant obtained 9.2% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Xindian Power Plant in 2015 was RMB372.93 (2014: RMB491.23) per ton.

Xindian Power Plant sells its electricity to State Grid Shandong Electric Power Company.

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

Weihai Power Plant Phase I consists of two 125 MW generating units (Units I and II), and Phase II consists of two 320 MW generating units (Units III and IV). Unit I began commercial operation in May 1994 and was shut down in December 2008, and Unit II began commercial operation in January 1995 and was shut down in November 2008. Unit III and Unit IV commenced operation in March and November 1998, respectively. Each of the Units III and IV was upgraded from 300 MW to 320 MW in January 2009. Weihai Power Plant Phase III consists of two 680 MW generating units which commenced operations in December 2012. The coal supply for Weihai Power Plant is obtained from Shanxi Province and Inner Mongolia. Weihai Power Plant typically stores 160,000 tons of coal on site. In 2015, Weihai Power Plant obtained approximately 12.4% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Weihai Power Plant in 2015 was RMB419.15 (2014: RMB496.83) per ton.

Weihai Power Plant sells its electricity to State Grid Shandong Electric Power Company.

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

We hold 100% equity interest in Phase II of Rizhao Power Plant, which commenced operation in December 2008 and consists of two 680 MW supercritical coal-fired generating units. The coal supply for Phase II of Rizhao Power Plant is obtained from Shanxi Province. Phase II of Rizhao Power Plant typically stores 200,000 tons of coal on site. In 2015, Phase II of Rizhao Power Plant obtained 0.1% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Phase II of Rizhao Power Plant in 2015 was RMB456.98 (2014: RMB538.31) per ton.

Rizhao Power Plant sells its electricity to State Grid Shandong Electric Power Company.

Zhanhua Co-generation

Shandong Zhanhua Co-generation Limited Company (“Zhanhua Co-generation”) is located in Zhanhua City of Shandong Province. Zhanhua Co-generation currently has an aggregate installed capacity of 330 MW, consisting of two generating units which commenced operations in July 2005. We hold 100% equity interest in Zhanhua Co-generation.

The coal supply for Zhanhua Co-generation is mainly obtained from Inner Mongolia Autonomous Region. Zhanhua Co-generation typically stores 90,000 tons of coal on site. In 2015, Zhanhua Co-generation obtained 35.1% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Zhanhua Co-generation in 2015 was RMB334.29 (2014: RMB434.15 ) per ton.

Zhanhua Co-generation sells its electricity to State Grid Shandong Electric Power Company.

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

The coal supply for Qinbei Power Plant is obtained from Shanxi Province. Qinbei Power Plant typically stores 270,000 tons of coal on site. In 2015, Qinbei Power Plant obtained 86.2% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Qinbei Power Plant in 2015 was RMB352.53 (2014: RMB495.59) per ton.

Qinbei Power Plant sells its electricity to Henan Electric Power Company.

Luoyang Co-generation Power Plant

Luoyang Co-generation Power Plant (“Luoyang Co-generation Power Plant”) is located at Luoyang City of Henan Province. The project has an installed capacity of 700 MW, consisting of two sets of 350MW coal-fired generation units, which commenced operation in May and June 2015, respectively. We hold 80% equity interest in this plant.

The coal supply for Luoyang Co-generation Power Plant is obtained from Henan and Shaanxi. Luoyang Co-generation Power Plant typically stores 120,000 tons of coal on site. In 2015, Luoyang Co-generation Power Plant obtained 38.48% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Luoyang Co-generation Power Plant in 2015 was RMB307.29 per ton.

Luoyang Co-generation Power Plant sells its electricity to Henan Electric Power Company.

Construction Project in Henan Province

Mianchi Cogeneration Power Plant project. In September 2012, Henan Huaneng Mianchi Cogeneration Power Plant project was approved by the National Development and Reform Commission. The project is planned to consist of two sets of 350MW coal-fired cogeneration units. We hold 51% equity interest in this project.

Zhumadian Guoji Wind Power. In March 2013, Zhumadian Guoji Wind Power project was approved by the Development and Reform Commission of Henan Province. The project is planned to have an installed capacity of 32 MW, consisting of 16 wind power turbines of 2 MW each.

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

In 2015, Nantong Power Plant obtained 35.0% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Nantong Power Plant in 2015 was RMB415.40 (2014: RMB506.88) per ton.

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

In 2015, Nanjing Power Plant obtained approximately 48.7% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Nanjing Power Plant in 2015 was RMB440.36 (2014: RMB555.62) per ton.

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

The coal supply for Taicang Power Plant is primarily from Shenhua in Inner Mongolia and Datong in Shanxi Province. Taicang Power Plant typically stores 350,000 tons of coal on site. In 2015, Taicang Power Plant obtained approximately 21.9% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Taicang Power Plant in 2015 was RMB395.68 (2014: RMB491.01) per ton.

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

The coal supply for the Huaiyin Power Plant is primarily from Anhui Province, Henan Province and Shanxi Province. Huaiyin Power Plant typically stores 180,000 tons of coal on site. In 2015, Huaiyin Power Plant obtained approximately 76.8% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Huaiyin Power Plant in 2015 was RMB440.49 (2014: RMB556.52) per ton.

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

Jinling Power Plant (Coal-fired) consists of two 1,030 MW domestic ultra-supercritical coal-fired generating units, which commenced operation in December 2009 and August 2012, respectively. We hold 60% equity interest in Phase I and Phase II of Jinling Power Plant (Coal-fired). The coal supply for Jinling Power Plant (Coal-fired) is primarily from Shanxi Province and Inner Mongolia Autonomous Region. Jinling Power Plant (Coal-fired) typically stores 300,000 tons of coal on site. In 2015, Jinling Power Plant (Coal-fired) obtained approximately 21.1% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Jinling Power Plant (Coal-fired) in 2015 was RMB421.31 (2014: RMB532.62) per ton.

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

Jinling CCGT Co-generation sells its electricity to Jiangsu Electric Power Company.

Rudong Wind Power

Rudong Wind Power Plant (“Rudong Wind Power”) is located in Rudong, Jiangsu. Phase I of the plant has a total installed generation capacity of 48MW. It commenced operations in November 2013. We hold 90% equity interest in Rudong Wind Power .

Rudong Wind Power sells its electricity to Jiangsu Electric Power Company.

Tongshan Wind Power

Tongshan Wind Poer Plant (“Tongshan Wind Power”) is located in Tongshan, Jiangsu Province. Phase I of the plant has an installed capacity of 50 MW. It commenced operation in March 2016. We hold 70% equity interest in Tongshan Wind Power.

Tongshan Wind Power sells its electricity to Jiangsu Electric Power Company.

Suzhou Co-generation

Huaneng Suzhou Co-generation Power Plant (“Suzhou Co-generation”) is located in Suzhou City in Jiangsu Province. Suzhou Co¬generation has an installed capacity of 120 MW and consists of two 60 MW coal-fired generating units which commenced operation in 2006. We hold 53.45% equity interest in Suzhou Co-generation. We acquired the power plant in January, 2015 from Huaneng Group.

The coal supply for Suzhou Co-generation is obtained from Shanxi, Inner Mongolia and partially imported coal.Suzhou Co-generation typically stores 30,000 tons of coal on site. In 2015, Suzhou Co-generation obtained 52.1% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Suzhou Co-generation in 2015 was RMB426.30 per ton.

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

Construction Project in Jiangsu Province

Suzhou Gasfired Co-generation Project. In October 2012, Huaneng Suzhou gas-fired Co-generation Project was approved by the Jiangsu Province Development and Reform Commission. We hold 100% equity interest in this project. The Project is planned to consist of two sets of 255MW class (E-class) combined cycle gas turbine cogeneration units.

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

The coal supply for Shidongkou I is primarily from Shanxi Province, Anhui Province and Henan Province. Shidongkou I Power Plant typically stores 150,000 tons of coal on site. In 2015, Shidongkou I obtained 17.2% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Shidongkou I in 2015 was RMB337.15 (2014: RMB417.05) per ton.

Shidongkou I sells its electricity to State Grid Shanghai Municipal Electric Power Company.

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

In 2015, Shidongkou II obtained 24.36% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Shidongkou II in 2015 was RMB386.06 (2014: RMB484.76) per ton.

Shidongkou II sells its electricity to State Grid Shanghai Municipal Electric Power Company.

Shanghai CCGT

Shanghai CCGT is located in Baoshan District of Shanghai Municipality. Shanghai CCGT consists of three 390 MW gas-fired combined-cycle generating units with a total installed capacity of 1,170 MW, which were put into operation in May, June and July 2006, respectively. We hold 70% equity interest in Shanghai CCGT.

The gas supply for Shanghai CCGT is transported through the pipeline of “West-East Gas Transport Project”. Shanghai CCGT generates electricity during the peak load periods and sells its electricity to State Grid Shanghai Municipal Electric Power Company.

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

The coal supply for Luohuang Power Plant is obtained from Chongqing Municipality. Luohuang Power Plant typically stores 450,000 tons of coal on site. In 2015, Luohuang Power Plant obtained 98.4% of its coal supplies from annual contracts and the remainder from the open market. The average coal purchase price for Luohuang Power Plant in 2015 was RMB432.97 (2014: RMB527.64) per ton.

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

Liangjing CCGT sells its electricity to State Grid Chongqing Municipal Electric Power Company.

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

The coal supply for Yuhuan Power Plant is primarily obtained from Shanxi Province and Inner Mongolia Autonomous Region. Yuhuan Power Plant typically stores 500,000 tons of coal on site. In 2015, Yuhuan Power Plant obtained 64.4% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Yuhuan Power Plant in 2015 was RMB474.23 (2014: RMB557.96) per ton.

Yuhuan Power Plant sells its electricity to State Grid Zhejiang Electric Power Company.

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

The coal supply for Changxing Power Plant is primarily obtained from Inner Mongolia,Hebei and partially imported coal.Changxing Power Plant typically stores 150,000 tons of coal on site. In 2015, Changxing Power Plant obtained 94.8% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Changxing Power Plant in 2015 was RMB484.53 per ton.

Tongxiang CCGT

Tongxiang CCGT is located in Tongxiang City of  Zhejiang Province. The plant commenced operation in September 2014 with an installed capacity of 458.4 MW. We hold 95% equity interest in the Tongxiang CCGT. The gas supply for Tongxiang CCGT is transported though pipeline of “West-East Gas Transport Project.”

Tongxiang CCGT sells its electricity to State Grid Zhejiang Electric Power Company.

Si’an Photovoltaic

Si’an 10MW Distributed Photovoltaic Power Project (“Si’an Photovoltaic”) is located in Changxing County of Zhejiang Province. Part of the project commenced operation in December 2014, with an installed capacity of 5 MW. In March 2015, the rest of the project commenced operation in March 2015, with an installed capacity of 5 MW. We hold 100% equity interest in Si’an Photovoltaic.

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

The coal supply for Yueyang Power Plant is obtained from Datong in Shanxi Province. Yueyang Power Plant typically stores 500,000 tons of coal on site. In 2015, Yueyang Power Plant obtained 27.7% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Yueyang Power Plant in 2015 was RMB436.55 (2014: RMB554.65) per ton.

Yueyang Power Plant sells its electricity to State Grid Hunan Electric Power Company.

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

Xiangqi Hydropower sells its electricity to Hunan Electric Power Company.

Subaoding Wind Power

Subaoding Wind Power (“Subaoding Wind Power”) is located between Hongjiang City and Dongkou County in Hunan. Part of the Subaoding Wind Power commenced operation in December 2014, with an installed capacity of 80MW, consisting of 40 wind power turbines of 2 MW. The rest of the Subaoding Wind Power commenced operation in March 2015, with an installed capacity of 70 MW, consisting of 35 wind power turbine of 2 MW each. As of the date of this report, all of the wind power turbines have commenced operation with a total installed capacity of 150 MW. We hold 100% equity interest in the Subaoding Wind Power.

Subaoding Wind Power sells its electricity to Hunan Electric Power Company.

Guidong Wind Power

Guidong Wind Power (“Guidong Wind Power ”) is located at Guidong County of Hunan Province. Guidong Wind Power commenced operation in 2015, with an installed capacity of 84 MW, consisting of 42 wind power turbines of 2 MW each. We hold 100% equity interest in this plant.

Guidong Wind Power sells its electricity to Hunan Electric Power Company.

Power Plant in Hubei Province

Enshi Maweigou Hydropower

Hubei Enshi Maweigou Hydropower Station (“Enshi Maweigou Hydropower”) is located in Enshi City of Hubei Province. We entered into an equity transfer agreement to acquire Enshi Maweigou Hydropower on September 30, 2011. Enshi Maweigou Hydropower consists of three 5 MW hydraulic generating units and two 20 MW hydraulic generating units with a total installed capacity of 55 MW. We hold 100% equity interest in Enshi Maweigou Hydropower.

Enshi Maweigou Hydropower sells its electricity to Hubei Electric Power Company.

Wuhan Power Plant

Huaneng Wuhan Power Plant (“ Wuhan Power Plant”) is located in Wuhan City in Hubei Province. Wuhan Power Plant has an installed capacity of 2,460 MW and consists of two 300 MW coal-fired generating units which commenced operation in 1993 and 1994, two 330 MW coal-fired generating units which commenced operation in 1997, and two 600 MW coal-fired generating units which commenced operation in 2006. We hold 75% equity interest in Wuhan Power Plant. We acquired the power plant in January, 2015 from Huaneng Group.

Wuhan Power Plant sells its electricity to Hubei Electric Power Company.

Dalongtan Hydropower

Huaneng Dalongtan Hydropower Station (“ Dalongtan Hydropower”) is located in Enshi City of Hubei Province. Dalongtan Hydropower has an installed capacity of 37.6 MW. We hold 97% equity interest in Dalongtan Hydropower. We acquired the power plant in January, 2015 from Huaneng Group.

Dalongtan Hydropower sells its electricity to Hubei Electric Power Company.

Jingmen Co-generation

Huaneng Jingmen Co-generation Power Plant (“ Jingmen Co-generation”) is located in Jingmen City in Hubei Province. Jingmen Co-generation has an installed capacity of 700 MW and consists of two 350 MW coal-fired generating units which commenced operation in 2014. We hold 100% equity interest in Jingmen Co-generation. We acquired the power plant in January, 2015 from HIPDC.

The coal supply for Jingmen Co-generation is obtained from Shaanxi and Gansu. Jingmen Co-generation typically stores 90,000 tons of coal on site. In 2015, Jingmen Co-generation obtained 71.6% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Jingmen Co-generation in 2015 was RMB399.46 per ton.

Jingmen Co-generation sells its electricity to Hubei Electric Power Company.

Yingcheng Co-generation

Huaneng Yingcheng Co-generation Power Plant (“ Yingcheng Co-generation”) is located in Yingcheng City in Hubei Province. Yingcheng Co-generation has an installed capacity of 350 MW which commenced operation in January 2015. We hold 100% equity interest in Yingcheng Co-generation. We acquired the power plant in January, 2015 from HIPDC.

The coal supply for Yingcheng Co-generation is obtained from Shanxi and Shaanxi.Yingcheng Co-generation typically stores 50,000 tons of coal on site. In 2015, Yingcheng Co-generation obtained 2.9% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Yingcheng Co-generation in 2015 was RMB 516.10 per ton.

Yingcheng Co-generation sells its electricity to Hubei Electric Power Company.

Jieshan Wind Power

Jieshan Wind Power Plant (“Jieshan Wind Power”) is located at Suixian County of Hubei Province. The Phase I of Jieshan Wind Power commenced operation in June 2015, with an installed capacity of 48 MW, consisting of 24 wind power turbines of 2 MW. We hold 100% equity interest in the Jieshan Wind Power.

Jieshan Wind Power sells its electricity to Hubei Electric Power Company.

Construction Projects in Hubei Province

Yingcheng “Replacing Small Units with Large Ones” Project. The project was approved by the National Development and Reform Commission in July 2011. We hold 100% equity interest in the project. Currently, an ultra-supercritical coal-fired generating units of 50 MW is under construction.

Phase II of Jieshan Wind Power Plant (“Jieshan Phase II”). Jieshan Phase II was approved by the Development and Reform Commission of Hubei Province in May 2014. We hold 100% equity interest in the project. The project is planned to have an installed capacity of 72 MW, consisting of 36 wind power turbines of 2 MW each.

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

The coal supply for Jinggangshan Power Plant is obtained from Henan Province, Anhui Province and Jiangxi Province. Jinggangshan Power Plant typically stores 255,000 tons of coal on site. In 2015, Jinggangshan Power Plant obtained 70.2% of its total coal consumption from annual contracts and the remainder from the open market. The average coal purchase price for Jinggangshan Power Plant in 2015 was RMB532.70 (2014: RMB631.58) per ton.

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

Ruijin Power Plant

Huaneng Ruijin Power Plant (“ Ruijin Power Plant”) is located in Ruijin City in Jiangxi Province. Ruijin Power Plant has an installed capacity of 700 MW and consists of two 350 MW coal-fired generating units which commenced operation in 2008. We hold 100% equity interest in Ruijin Power Plant. We acquired the power plant in January, 2015 from HIPDC.

The coal supply for Ruijin Power Plant is obtained from Shanxi, Shaanxi, and partially imported coal. Ruijin Power Plant typically stores 110,000 tons of coal on site. In 2015, Ruijin Power Plant obtained 56.4% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Ruijin Power Plant  in 2015 was RMB 555.52 per ton.

Ruijin Power Plant sells its electricity to Jiangxi Electric Power Company.

Anyuan Power Plant

Anyuan Power Plant “Replacing Small Units with Large Ones” Project (“Anyuan Power Plant”) is located at Pingxiang City of Jiangxi Province. The plant has a total installed capacityof 1,320 MW, consisting of two ultra supercritical units with second reheat cycle of 660 MW each. Anyuan Power Plant is the first project equipped with 660MW ultra supercritical unit with second reheat cycle. We acquired 100% equity interest of the power plant in January, 2015.

The coal supply for Anyuan Power Plant is obtained from Gansu and Shanxi. Ruijin Power Plant typically stores 130,000 tons of coal on site. In 2015, Anyuan Power Plant obtained 52.9% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Ruijin Power Plant  in 2015 was RMB 460.08 per ton.

Anyuan Power Plant sells its electricity to Jiangxi Electric Power Company.

Power Plant in Anhui Province

Chaohu Power Plant

Huaneng Chaohu Power Plant (“ Chaohu Power Plant”) is located in Chaohu City in Anhui Province. Chaohu Power Plant has an installed capacity of 1200 MW and consists of two 600 MW coal-fired generating units which commenced operation in 2008. We hold 60% equity interest in Chaohu Power Plant. We acquired the power plant in January, 2015 from HIPDC.

The coal supply for Chaohu Power Plant is obtained from Shandong and Gansu. Chaohu Power Plant typically stores 110,000 tons of coal on site. In 2015, Chaohu Power Plant obtained 68.16% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Chaohu Power Plant  in 2015 was RMB440.56 per ton.

Chaohu Power Plant sells its electricity to Anhui Electric Power Company.

Hualiangting Hydropower

Huaneng Hualiangting Hydropower Plant (“ Hualiangting Hydropower”) is located in Anqing City in Anhui Province. Hualiangting Hydropower has an installed capacity of 40 MW which commenced operation in 1981 and 1987. We hold 100% equity interest in Hualiangting Hydropower. We acquired the power plant in January, 2015 from Huaneng Group.

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

In 2015, the Fuzhou Power Plant obtained 13.5% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Fuzhou Power Plant in 2015 was RMB431.36 (2014: RMB529.91 ) per ton.

Fuzhou Power Plant sells its electricity to Fujian Electricity Power Company.

Construction Projects in Fujian Province

Luoyuan Power Plant. Luoyuan Power Plant was approved by the NDRC in December 2014. We hold 100% equity interest in the project. The project is planed to have an installed capacity of 1,320 MW, consisting of two ultra supercritical coal-generating units of 660 MW each.

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

The Project of Bili Operating Zone Number Six Ship Berth in the Port of Fuzhou Luoyuan Bay Area. The Project of Bili Operating Zone Number Six Ship Berth in the Port of Fuzhou Luoyuan Bay Area was approved by the Development and Reform Commission of Fujian Province in July 2010. We entered into an asset transfer agreement in December 2009 to purchase the Project of Bili Operating Zoon Number Six Ship Berth in the Port of  Fuzhou Luoyuan Bay Area. We hold 100% equity interest in the project. The project is planned to build a ship berth with a loading capacity of 0.05 million tons and annual throughput of 2.3 million tons.Power Plants in Guangdong Province.

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

In 2015, the Shantou Power Plant obtained 7.4% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Shantou Power Plant in 2015 was RMB430.14 (2014: RMB516.82) per ton.

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

The coal supply for Haimen Power Plant is mainly imported from Indonesia. Haimen Power Plant typically stores 400,000 tons of coal on site. In 2015, Haimen Power Plant obtained 4.1% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Haimen Power Plant in 2015 was RMB498.17 (2014: RMB530.99) per ton.

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

The coal supply for Diandong Energy is mainly obtained from Yunnan and Guizhou Provinces. Diandong Energy typically stores 1,200,000 tons of coal on site. In 2015, Diandong Energy obtained 25.7% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Diandong Energy in 2015 was RMB371.25 (2014: RMB468.62) per ton.

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

The coal supply for Yuwang Energy is mainly obtained from Yunnan and Guizhou Provinces. Yuwang Energy typically stores 600,000 tons of coal on site. In 2015, Yuwang Energy obtained 56.5% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price of coal for Yuwang Energy in 2015 was RMB341.80 (2014: RMB454.56) per ton.

Yuwang Energy sells its electricity to Yunnan Electric Power Company.

Fuyuan Wind Power

Fuyuan Wind Power Plant (“Fuyuan Wind Power”) is located in the Fuyuan County of Qujing Municipality of Yunnan Province. Fuyuan Wind Power commenced operation in November 2014 and December 2015, consisting of 20 wind power turbines of 2 MW each and 24 wind power turbines of 2 MW each. We hold 100% equity interest in Fuyuan Wind Power.

Fuyuan Wind Power sells its electricity to Yunnan Electric Power Company.

 Construction Project in Yunnan Province

Fuyuan Wind Power also has new wind projects under construction, with installed capacity of 96 MW, consisting of 48 wind power turbines of 2 MW each. We hold 100% equity interest in the project.

Power Plants in Hainan Province

Haikou Power Plant

Huaneng Haikou Power Plant (“ Haikou Power Plant”) is located in Haikou City in HainanProvince. Haikou Power Plant has an installed capacity of 936 MW and consists of two 138 MW coal-fired generating units which commenced operation in 1999, 2000, and two 330 MW coal-fired generating units which commenced operation in 2006. We hold 91.8% equity interest in Haikou Power Plant. We acquired the power plant in January, 2015 from Huaneng Group.

The coal supply for Haikou Power Plant  is mainly obtained from Inner Mongolia, Shanxi, and partially imported coal. Haikou Power Plant typically stores 120,000 tons of coal on site. In 2015, Haikou Power Plant obtained 27.5% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price of coal for Haikou Power Plant in 2015 was RMB428.82 per ton.

Haikou Power Plant sells its electricity to Hainan Electric Power Company.

Dongfang Power Plant

Huaneng Dongfang Power Plant (“ Dongfang Power Plant”) is located in Dongfang City in Hainan Province. Dongfang Power Plant has an installed capacity of 1400 MW and consists of four 350 MW coal-fired generating units which commenced operation in 2009, 2012. We hold 91.8% equity interest in Dongfang Power Plant. We acquired the power plant in January, 2015 from Huaneng Group.

The coal supply for Dongfang Power Plant  is mainly obtained from Shanxi and partially imported coal. Dongfang Power Plant typically stores 160,000 tons of coal on site. In 2015, Dongfang Power Plant obtained 27.9% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price of coal for Dongfang Power Plant in 2015 was RMB431.69 per ton.

Dongfang Power Plant sells its electricity to Hainan Electric Power Company.

Nanshan Co-generation

Huaneng Nanshan Co-generation Power Plant (“ Nanshan Co-generation”) is located in Sanya City in Hainan Province. Nanshan Co-generation has an installed capacity of 132 MW which commenced operation in 2003. We hold 91.8% equity interest in Nanshan Co-generation. We acquired the power plant in January, 2015 from Huaneng Group.

Nanshan Co-generation sells its electricity to Hainan Electric Power Company.

Gezhen Hydropower Plant

Huaneng Gezhen Hydropower Plant (“ Gezhen Hydropower Plant”) is located in Dongfang City in Hainan Province. Gezhen Hydropower Plant has an installed capacity of 82 MW which commenced operation in 2009. We hold 91.8% equity interest in Gezhen Hydropower Plant. We acquired the power plant in January, 2015 from Huaneng Group.

Gezhen Hydropower Plant sells its electricity to Hainan Electric Power Company.

Wenchang Wind Power

Huaneng Wenchang Wind Power Plant (“ Wenchang Wind Power”) is located in Wenchang City in Hainan Province. Wenchang Wind Power has an installed capacity of 51.5 MW and consists of 33 turbines with each capacity of 1.5 MW which commenced operation in 2008, and one turbine with capacity of 2 MW which commenced operation in 2015. We hold 91.8% equity interest in Wenchang Wind Power. We acquired the power plant in January, 2015 from Huaneng Group.

Wenchang Wind Power sells its electricity to Hainan Electric Power Company.

Construction Project in Guangxi Province

Distribution Energy Project of Guilin World Tourism City. Distribution Energy Project of Guilin World Tourism City was approved by the Development and Reform Commission of Guangxi Autonomous. We hold 100 % equity interest in the project. The project consists of four co-generating units of 42 MW, three dual pressure waste-

heat boilers, three condensing turbo-generating units of 21 MW and one back-pressure turbo- generating unit of 6 MW.

Power Plant in Guizhou

Panxian Wind Power

Panxian Wind Power (“Panxian Wind Power”) is located at Panxian county of Guizhou Province. It commenced operation in December 2015, with an installed capacity of 24 MW, consisting of 12 wind power turbine of 2 MW each. We hold 100 % equity interest in Panxian Wind Power.

Panxian Wind Power sells its electricity to Guizhou Electric Power Company.

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

In 2008, with the purpose of improving energy usage efficiency, the government implemented an electricity-optimized dispatch policy in Henan Province, Sichuan Province, Jiangsu Province, Guangdong Province and Guizhou Province on a pilot basis, and plans to roll out to others if the trial operation is successful. In addition, as of December 31, 2014, in all regions in which we operate power plants, the government’s power administrative departments make power generation plan policies with the aim to improve the planned utilization hours of the environment-protecting and energy-saving units. In 2015, the NDRC and China Energy Administration jointly issued the Guidelines on Improving Electric Power Operations and Deepening Clean Energy Generation, which confirms a system that aims to ensure the full-priced acquisitions of renewable energy and ensure that the hours of usage for high-efficiency energy-saving generators be significantly higher than that for coal-fired generators. And the Guidelines also demands within a certain time period an increase of the hours of usage for coal-fired generators, of which the emission level is close to or reaches the cap level of gas turbine.

Competition and Dispatch in Singapore

Following the introduction of LNG into Singapore, new players as well as incumbents have invested in new gas-fired generating capacities to compete in the Singapore electricity market. Tuas Power competes in the NEMS using its portfolio of gas-fired, coal-biomass fired and oil-fired generating units. It was able to maintain a market share of approximately 21.69% in the NEMS for 2015. Its major competitors include Senoko Energy (formerly Senoko Power) which is owned by a Japanese/French consortium led by Marubeni Group, YTL PowerSeraya that is owned by YTL Group of Malaysia, SembCorp Cogen and Keppel Merlimau Cogen and PacificLight Power Pte Ltd. A new entrant, Tuaspring, entered the market in 2015. Tuas Power’s investment in its new combined cycle will allow it to maintain its leadership position in Singapore’s power industry.

In the NEMS, power generation companies compete to generate and sell electricity every half-hour by offering their capacity (specifying price/quantity pairs). The EMC, the operator of Singapore’s wholesale electricity market, determines the least-cost dispatch quantities and the corresponding market-clearing or spot prices based on the offers made by power generation companies. The spot prices in the NEMS reflect the least-cost market solution for the dispatch of energy and provision of operating reserves. In general, this means that each power generation company that submitted an offer below the spot price will be dispatched, and a power generation company that submitted an offer above the spot price will not be dispatched. The spot price that a power generation company receives is a nodal price, which may vary according to their location on the network to reflect the cost of transmission losses or network constraints.

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

Effective July 1, 2003, all power plants in China became subject to the pollutant discharge levy system, pursuant to which discharge fees are levied based on the actual amount of pollutants discharged. As a result, all of our power plants are now required to pay discharge fees in such manner. Since 2008, certain provinces have raised the rates of waste disposal fees. In 2013, 2014 and 2015, we paid to the local governments total discharge fees of approximately RMB475 million, RMB387 million and RMB311 million respectively.

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

Tuas Power Station

To address the environmental concerns and regulatory requirements, Tuas Power Station has put in place an environmental management system. All generating units are equipped with pollution control facilities. Stage I steam plant burn low sulfur content fuel oil and employ an electro-precipitator to control sulfur dioxide and particulate emissions. Stage II combined-cycle plants burn natural gas and are fitted with low-nitrogen oxide burners to control nitrogen oxide emissions. Source emission test are  conducted annually and the results are submitted to National Environment Agency (NEA) Pollution Control Department.

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

We currently maintain property all-risks insurance and machinery-breakdown insurance for all of our power plants, and construction all-risks insurance or erection all-risks insurance for all of our newly built and expansion projects as well as large-scaled upgrading projects. Our current insurance coverage on our property, plant and equipment (including construction all-risk insurance and excluding those properties, plants and equipment in Shandong Province, Gansu Province and Diandong Energy) is mainly maintained with Yongcheng Property and Casualty Insurance Company, and co-insured by PICC Property and Casualty Company Ltd. and China Pacific Property Insurance Co., Ltd., which amounted to approximately RMB429.05 billion. In 2015, we renewed the liabilities insurance for our directors and officers with a coverage of US$10 million.

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

Tuas Power purchases key insurance policies, such as industrial all-risks insurance (including business interruption insurance coverage), public and products liability insurance, directors’ and officers’ liability insurance, pollution legal liability insurance and marine cargo insurance. Total insured value under industril all-risks insurance is S$4.3 billion for 2016.

ITEM 4A	Unresolved Staff Comments

None.

ITEM 5	Operating and Financial Reviews and Prospects

A.	General

The principal activities of the Company are investment, construction, operation and management of power plants. The Company provides consistent and reliable electricity supply to customers through grid operators where its operating plants are located. The Company is committed to scientific development through increasing economic efficiency, enhancing returns for shareholders, conserving resources and protecting the environment. The Company also attaches importance to social responsibilities and makes active contribution to the building of a harmonious society.

Since its incorporation, the Company has continued to expand its operational scale. The Company has been a leader in its industry in terms of competitiveness, resource utilization efficiency and environmental protection. The Company is Asia’s largest listed power producer and China’s most dynamic power generator. Its power generation operations are widely located with coverage in the Northeast China Grid, the Northern China Grid, the Northwest China Grid, the Eastern China Grid, the Central China Grid, the Southern China Grid, and the overseas market in Singapore.

Looking back in 2015, with strong support from its shareholders and the employees, the Company made active and concerted efforts to respond to the changes in power, coal and capital markets by expanding overseas market, improving marketing analysis and enhancing internal management with focuses on key operations, thorough planning and sound internal control. These efforts have contributed to growth of the Company in various aspects in 2015. Throughout 2015, the Company maintained its leading position in major technological and economic indices and utilization hours through safe production and active marketing activities. Its fuel management was strengthened, fuel costs were considerably reduced, and financial costs were effectively controlled. Marked improvement was noticeable in the Company’s growth quality because of its active power generation restructuring efforts. The Company has also made new developments in energy saving, ultra-low emission and technological renovation, diligently fulfilling its social responsibilities as a reliable provider of sufficient, stable and environmentally-friendly power to the society.

Critical accounting policies

The Company and its subsidiaries have identified the policies below as critical to our business operations and the understanding of our results of operations. The impact of and any associated risks related to these policies on the business operations are discussed throughout the Operating and Financial Reviews and Prospects where such policies affect our reported and expected financial results. For a detailed discussion on the application of these and other accounting policies, see Note 2 to the Financial Statements in Item 18 of this Annual Report on Form 20-F. Note that our preparation of this Annual Report on Form 20-F requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amount of revenue and expenses during the reported periods. There can be no assurance that actual results will not differ from those estimates.

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

2015
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

Impairment of non-financial assets

The carrying amounts of property, plant and equipment, intangible assets with definite useful lives, land use rights, mining rights and long-term equity investments not accounted for as financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and indefinite-lived intangible assets are tested for impairment annually regardless of whether there are indications of impairment or more frequently if events or changes in circumstances indicate a potential impairment. An impairment loss is recognized if the carrying amount of an asset or cash-generating unit (“CGU”) exceeds its recoverable amount.

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

Principal accounting policies

Except as described below, the principal accounting policies adopted are consistent with those applied in the annual financial statements for the year ended December 31, 2014 described in those annual financial statements.

The Company and its subsidiaries have adopted the following new amendments to standards that are first effective for the current accounting period:

·	Amendments to IAS 19, Employee benefits – Defined benefit plans: Employee contributions

·	Annual Improvements to IFRSs 2010-2012 Cycle

·	Annual Improvements to IFRSs 2011-2013 Cycle

None of these developments have had a material effect on how the Company and its subsidiaries’ results and financial position for the current or prior periods have been prepared or presented. The Company and its subsidiaries has not applied any new standard or interpretation that is not yet effective for current accounting period.

New accounting pronouncements

For a detailed discussion of new accounting pronouncements, see Note 2(ab) to the Financial Statements.

B.	Operating results

Our financial statements are prepared under IFRS as issued by IASB. The following management’s discussion and analysis is based on the financial information prepared under IFRS.

Year ended December 31, 2015 compared with year ended December 31, 2014

	For the Year Ended December 31,
	2015	2014	Increased/ (Decreased)
	RMB’000	RMB’000	%
Operating revenue	128,904,873	125,406,855	2.79
Tax and levies on operations	(1,157,760)	(932,485)	24.16
Operating expenses
Fuel	(59,242,367)	(64,762,908)	(8.52)
Maintenance	(4,556,361)	(3,729,912)	22.16
Depreciation	(14,411,632)	(11,646,683)	23.74
Labor	(7,751,551)	(6,259,588)	23.83
Service fees on transmission and transformer facilities of HIPDC	(140,771)	(140,771)	0.00
Purchase of electricity	(3,581,517)	(5,055,076)	(29.15)
Others	(8,919,988)	(7,604,790)	17.29
Total operating expenses	(98,604,187)	(99,199,728)	(0.60)

Profit from operations	29,142,926	25,274,642	15.31

Interest income	160,723	159,550	0.74
Financial expenses, net
Interest expense	(7,945,734)	(7,814,114)	1.68
Exchange gain and bank charges , net	(24,336)	(9,492)	156.38
Total financial expenses, net	(7,970,070)	(7,823,606)	1.87
Share of profits less losses of associates and joint ventures	1,525,975	1,315,876	15.97
(Loss) / gain on fair value changes of financial assets / liabilities	(16,742)	42,538	(139.36)
Other investment income	115,238	80,580	43.01
Profit before income tax expense	22,958,050	19,049,580	20.52
Income tax expense	(5,698,943)	(5,487,208)	3.86
Net Profit	17,259,107	13,562,372	27.26
Attributable to:
-Equity holders of the Company	13,651,933	10,757,317	26.91
-Non-controlling interests	3,607,174	2,805,055	28.60

Total power generated by the Company’s domestic operating power plans for the year on consolidated basis amounted to 320.529 billion kWh, representing an increase of 8.9% year-on-year. The electricity sold amounted to 301.979 billion kWh, representing an increase of 8.8% year-on-year. Newly acquired entities and newly operated generating units mainly contributed to the power generation growth of the Company.

The annual average utilization hours of the Company’s domestic power plants reached 4,147 hours. In most of the areas where the Company’s coal-fired power plants are located, the utilization hours of the Company was in a leading position within those areas.

2015 operating results

In January 2015, the Company completed the acquisition under common control of the subsidiaries of Huaneng Group including Huaneng Hainan Power Inc. (“Hainan Power”), Huaneng Wuhan Power Generation Co., Ltd. (“Wuhan Power”), Huaneng Suzhou Thermal Power Co., Ltd. (“Suzhou Thermal Power”), Enshi Qingjiang Dalongtan Hydropower Development Co., Ltd. (“Dalongtan Hydropower”) and Huaneng Hualiangting Hydropower Co., Ltd. (“Hualiangting Hydropower”), and the subsidiaries of HIPDC including Huaneng Chaohu Power Generation Co., Ltd. (“Chaohu Power”), Huaneng Ruijin Power Generation Co., Ltd. (“Ruijin Power”), Huaneng Anyuan Power Generation Co., Ltd. (“Anyuan Power”), Huaneng Jingmen Thermal Power Co., Ltd. (“Jingmen Thermal Power”) and Huaneng Yingcheng Thermal Power Co., Ltd. (“Yingcheng Thermal Power”)

(collectively, the “Newly Acquired Entities”). The aforementioned entities were included in the consolidated financial statements.

The power generation of the Company’s domestic power plants for the year ended December 31, 2015 is listed below (in billion kWh):

Domestic Power Plant	Power generation in 2015	Power generation in 2014	Change
Liaoning Province
Dalian	5.921	6.423	(7.82)%
Dandong	3.050	3.197	(4.60)%
Yingkou	7.875	7.980	(1.32)%
Yingkou Co-generation	3.085	3.043	1.38%
Wafangdian Wind Power	0.094	0.099	(5.05)%
Suzihe Hydropower	0.051	0.040	27.50%
Changtu Wind Power	0.196	0.127	54.33%
Inner Mongolia Autonomous Region
Huade Wind Power	0.193	0.217	(11.06)%
Hebei Province
Shang’an	12.519	12.836	(2.47)%
Kangbao Wind Power	0.097	0.085	14.12%
Gansu Province
Pingliang	6.020	9.129	(34.06)%
Jiuquan Wind Power	0.438	0.838	(47.73)%
Jiuquan II Wind Power	0.444	0.039	1038.46%
Yumen Wind Power	0.150	-	-
Yigang Wind Power	0.001	-	-
Beijing Municpality
Beijing Co-generation	3.924	4.456	(11.94)%
Beijing Co-generation CCGT	4.159	4.051	2.67%
Tianjin Municipality
Yangliuqing Co-genertion	5.427	6.572	(17.42)%
Lingang CCGT Co-generation	1.966	0.126	1460.32%
Shanxi Province
Yushe	2.750	2.608	5.44%
Zuoquan	5.625	5.999	(6.23)%
Dongshan CCGT	1.139	-	-
Shandong Province
Dezhou	14.388	15.348	(6.25)%
Jining	4.893	5.096	(3.98)%
Xindian	3.158	3.303	(4.39)%
Weihai	10.894	11.771	(7.45)%
Rizhao Phase II	7.499	8.236	(8.95)%
Zhanhua Co-generation	1.503	1.674	(10.22)%
Henan Province
Qinbei	18.710	20.366	(8.13)%
Luoyang Co-generation	1.485	-	-
Jiangsu Province
Nantong	6.167	6.752	(8.66)%
Nanjing	2.736	3.154	(13.25)%
Taicang	10.081	11.174	(9.78)%
Huaiyin	5.813	6.486	(10.38)%
Jinling CCGT	2.581	1.895	36.20%
Jinling Coal-fired	11.728	11.567	1.39%
Jinling Co-generation	1.711	1.358	25.99%
Rudong Wind Power	0.095	0.113	(15.93)%
Qidong Wind Power	0.340	0.379	(10.29)%
Suzhou Thermal Power	0.789	0.806	(2.1)%
Shanghai Municipality
Shidongkou I	5.060	5.665	(10.68)%
Shidongkou II	5.252	5.190	1.19%
Shidongkou Power	6.039	6.018	0.35%
Shanghai CCGT	1.775	2.097	(15.36)%
Chongqing Municipality
Luohuang	9.767	10.862	(10.08)%
Liangjiang CCGT	0.938	0.246	281.30%

Domestic Power Plant	Power generation in 2015	Power generation in 2014	Change
Zhejiang Province
Yuhuan	18.957	21.771	(12.93)%
Changxing	5.438	0.488	1014.34%
Tongxiang CCGT	0.270	0.171	57.89%
Si’an Photovoltaic	0.008	-	-
Hunan Province
Yueyang	7.859	8.553	(8.11)%
Xiangqi Hydropower	0.363	0.310	17.10%
Subaoding Wind Power	0.318	0.020	1490.00%
Guidong Wind Power	0.069	-	-
Hubei Province
Enshi Maweigou Hydropower	0.063	0.042	50.00%
Jingmen Thermal Power	1.930	0.530	264.1%
Yingcheng Thermal Power	1.062	-	-
Wuhan Power Plant	10.027	9.760	2.7%
Dalongtan Hydropower	0.086	0.102	(15.8)%
Jieshan Wind Power	0.054	-	-
Jiangxi Province
Jinggangshan	8.993	9.244	(2.72)%
Jianggongling Wind Power	0.090	0.001	8900.00%
Ruijin Power	3.289	3.329	(1.2)%
Anyuan Power	3.015	-	-
Anhui Province
Chaohu Power Plant	5.847	6.807	(14.1)%
Hualiangting Hydropower	0.129	0.097	32.9%
Fujian Province
Fuzhou	10.892	13.925	(21.78)%
Guangdong Province
Shantou	4.550	5.200	(12.50)%
Haimen	7.631	12.270	(37.81)%
Haimen Power	8.770	6.152	42.56%
Yunnan Province
Diandong Energy	3.994	5.953	(32.91)%
Yuwang Energy	1.585	3.651	(56.59)%
Fuyuan Wind Power	0.147	0.022	568.18%
Guizhou Province
Panxian Wind Power	0.0003	-	-
Hainan Province
Haikou Power Plant	7.047	6.424	9.7%
Dongfang Power Plant	9.081	10.079	(9.9)%
Nanshan Power Plant	0.248	0.273	(9.0)%
Gezhen Hydropower	0.093	0.202	(53.9)%
Wenchang Wind Power	0.099	0.083	19.4%
Total	320.529	294.388	8.9%

Note:	The total amount of power generation in 2014 does not include amount of power generation from Newly Acquired Entities.

The Company’s growth of power generation within China mainly originated from the capacity contribution from the Newly Acquired Entities and power plants newly put into production. The main reasons for the decrease in some of the Company’s power plants are as follows: firstly, as a result of the slowdown of the economy and the deepening of China’s economic restructuring, nation-wide electricity consumption in China declined, which led to the decrease of utilization hours. Secondly, the commencement of operations of multiple West-to-East UHV transmission lines has squeezed the generation potential of thermal power generators in the coastal regions in southeastern China. Thirdly, the lower temperature in summer 2015 resulted in lower electricity demand for cooling, while the heating demand in winter also failed to increase significantly. Fourthly, the commencement of operation of many nuclear power units in Liaoning, Zhejiang, Fujian and other provinces reduced the power output of the thermal power generating units in such regions. For the year ended December 31, 2015, the accumulated power generation of Tuas Power Ltd., the Company’s wholly owned subsidiary in Singapore, accounted for a market share of 21.7% in Singapore, representing a decrease of 0.1% compared to the same period last year of 21.8%.

In respect of the tariff, the Company’s average tariff of domestic power plants for the year ended December 31, 2015 was RMB443.26 per MWh, down by RMB11.69 per MWh from the year ended December 31, 2014. SinoSing Power’s average tariff for 2015 was RMB625.88 per MWh, representing a decrease of 32.02% from the same period last year.

In respect of fuel costs, the decrease of coal market price and effective cost control of the Company contributed to reduced fuel costs of the Company. Compared with 2014, the Company’s domestic fuel cost per unit of power sold decreased by 13.68% to RMB173.67 per MWh.

Combining the foregoing factors, for the year ended December 31, 2015, the Company registered operating revenue of RMB128.905 billion, representing an increase of 2.79% from RMB125.407 billion of last year, and net profit attributable to equity holders of RMB13.652 billion, representing an increase of 26.91% from RMB10.757 billion of last year.

For the year ended December 31, 2015, the profit attributable to equity holders of the Company from domestic operations was RMB13.711 billion, representing an increase of RMB3.082 billion from RMB10.629 billion for the same period last year. The increase was primarily attributable to the decrease of domestic fuel costs and the profits contributed by the Newly Acquired Entities and the operation of new generating units. The loss attributable to equity holders of the Company from its operations in Singapore was RMB59 million. This is because of the continued oversupply in Singapore’s power market as result of commenced operations of many generators during the recent years, which led to a continued reduction of local power tariff and significantly decreased the profit margin per unit of power sold.

Operating revenue and tax and levies on operations

Operating revenue mainly consists of revenue from electricity sold. For the year ended December 31, 2015, the consolidated operating revenue of the Company and its subsidiaries amounted to RMB128.905 billion, representing an increase of 2.79% from RMB125.407 billion for the year ended December 31, 2014.  The operating revenue from domestic operations of the Company increased by RMB7.725 billion over the same period of last year, while the operating revenue from the Newly Acquired Entities and the operation of new generating units was RMB21.228 billion.

The operating revenue from operations of the Company in Singapore decreased by RMB4.227 billion over the same period of last year, which was mainly attributable to the continued oversupply in Singpore’s power market, which has led to continued decline of the profit margin per unit of power sold.

The following table sets forth the average tariff rate of the Company’s power plants, as well as percentage changes from 2014 to 2015.

	Average tariff rate (VAT inclusive) (RMB/MWh)
Power Plant	2015	2014	Change
Liaoning Province
Dalian	375.55	394.50	(4.80)%
Dandong	371.45	393.06	(5.50)%
Yingkou	378.32	399.33	(5.26)%
Yingkou Co-generation	365.04	399.21	(8.56)%
Wafangdian Wind Power	598.12	609.68	(1.90)%
Suzihe Hydropower	329.96	330.00	(0.01)%
Changtu Wind Power	590.93	602.82	(1.97)%
Inner Mongolia Autonomous Region
Huade Wind Power	520.00	520.00	—
Hebei Province
Shang’an	401.79	429.39	(6.43)%
Kangbao Wind Power	538.14	538.84	(0.13)%
Gansu Province
Pingliang	259.51	322.72	(19.59)%

Average tariff rate (VAT inclusive) (RMB/MWh)
Power Plant	2015	2014	Change
Jiuquan Wind Power	473.12	520.60	(9.12)%
Jiuquan II Wind Power	497.75	540.00	(7.82)%
Yumen Wind Power	472.01	520.60	(9.33)%
Beijing Municipality
Beijing Co-generation (Coal-fired)	480.70	514.71	(6.61)%
Beijing Co-generation (Combined Cycle)	959.91	882.33	8.79%
Tianjin Municipality
Yangliuqing Co-generation	416.54	434.28	(4.08)%
Lingang Co-generation CCGT	817.57	—	—
Shanxi Province
Yushe	334.87	391.22	(14.40)%
Zuoquan	333.25	382.01	(12.76)%
Dongshan CCGT	703.80	—	—
Shandong Province
Dezhou	445.44	463.36	(3.87)%
Jining	429.20	446.73	(3.92)%
Xindian	432.30	448.55	(3.65)%
Weihai	440.45	461.18	(4.49)%
Rizhao Phase II	422.33	441.59	(4.36)%
Zhanhua Co-generation	424.66	434.71	(2.31)%
Henan Province
Qinbei	401.65	435.42	(7.76)%
Luoyang Co-generation	384.33	—	—
Jiangsu Province
Nantong	430.98	436.00	(1.15)%
Nanjing	453.08	436.50	3.80%
Taicang I	387.68	419.19	(7.52)%
Taicang II	387.68	395.38	(1.95)%
Huaiyin	450.81	443.04	1.75%
Jinling Coal-fired	385.24	408.24	(5.63)%
Jinling Combined-Circle	712.13	606.21	17.47%
Jinling Combined-Cycle Cogeneration	760.99	690.00	10.29%
Suzhou Thermal Power	489.38	508.66	(3.79)%
Qidong Wind Power	556.76	555.92	0.15%
Rudong Wind Power	610.00	610.00	0.00%
Shanghai Municipality
Shidongkou I	435.48	438.21	(0.62)%
Shidongkou II	410.35	437.54	(6.21)%
Shanghai CCGT	937.13	866.20	8.19%
Shidongkou Power	427.42	449.92	(5.00)%
Chongqing Municipality
Luohuang	427.84	440.21	(2.81)%
Liangjiang CCGT	872.20	—	—
Zhejiang Province
Yuhuan	452.99	468.71	(3.35)%
Changxing	487.93	431.03	13.20%
Tongxiang Combined-cycle	1,278.17	1,298.37	(1.56)%
Si’an PV	1,125.67	—	—
Hunan Province
Yueyang	480.55	495.31	(2.98)%
Xiangqi Hydropower	410.00	410.00	0.00%
Subaoding Wind Power	611.72	494.00	23.83%
Guidong Wind Power	610.00	—	—
Hubei Province
Enshi Maweigou Hydropower	379.26	366.59	3.46%
Jingmen Thermal Power	444.09	432.20	2.75%
Yingcheng Thermal Power	477.26	—	—
Wuhan Power	435.47	461.99	(5.74)%
Dalongtan Hydropower	374.80	366.89	2.16%
Jieshan Wind Power	610.00	—	—
Jiangxi Province
Jinggangshan	443.73	468.92	(5.37)%
Jianggongling Wind Power	610.00	610.00	—
Ruijin Power	441.24	466.57	(5.43)%
AnyuanPower	424.63	—	—
Anhui Province
Chaohu Power Plant	409.79	412.93	(0.76)%

Average tariff rate (VAT inclusive) (RMB/MWh)
Power Plant	2015	2014	Change
Hualiangting	392.89	346.85	13.27%
Fujian Province
Fuzhou	392.29	441.83	(11.21)%
Guangdong Province
Shantou Coal-fired	498.01	529.99	(6.03)%
Haimen	483.38	503.18	(3.93)%
Haimen Power	485.46	479.55	1.23%
Guizhou Province
Panxian Wind Power	—	—	—
Yunnan Province
Diandong Energy	435.58	401.59	8.46%
Yuwang Energy	545.42	395.96	37.75%
Fuyuan Wind Power	600.61	610.00	(1.54)%
Hainan Province
Haikou	457.71	474.14	(3.47)%
Dongfang	460.53	482.69	(4.59)%
Nanshan Combined Cycle	629.32	439.84	(43.08)%
Gezhen Hydropower	399.78	392.63	1.82%
Wenchang Wind Power	571.95	619.72	(7.71)%
Domestic total	443.26	454.95	(2.57)%
Singapore
SinoSing Power	625.88	920.74	(32.02)%

Note 1:	The tariff of Shanghai Combined Cycle and Tongxiang Combined Cycle consists of on-grid settlement price and capacity subsidy income.

Tax and levies on operations mainly consist of surcharges of value-added tax. According to relevant administrative regulations, these surcharges include City Construction Tax and Education Surcharges calculated at prescribed percentages on the amounts of the value-added tax paid. For the year ended December 31, 2015, the tax and levies on operations of the Company and its subsidiaries were RMB1.158 billion, representing an increase of RMB226 million from RMB932 million for the same period of last year, of which the tax and levies on operations attributable to the Newly Acquired Entities and new generating units accounted for RMB136 million.

Operating expenses

For the year ended December 31, 2015, the total operating expenses of the Company and its subsidiaries was RMB98.604 billion, representing a decrease of 0.60% from the same period last year. The operating expenses in domestic operations of the Company increased by RMB3.08 billion, or 3.61%, from the same period last year, of which the Newly Acquired Entities and the new generating units accounted for RMB15.349 billion; the costs attributable to the existing entities decreased by RMB12.269 billion, which was primarily attributable to the decreased fuel costs for domestic operations in China.

The operating expenses from operations in Singapore operations decreased by RMB3.676 billion, or 26.45%, from the same period last year, which was mainly due to the decline of fuel costs resulting from decreased natural gas price.

Fuel costs

Fuel costs represented the largest portion of the operating expenses for the Company and its subsidiaries. For the year ended December 31, 2015, fuel costs of the Company and its subsidiaries decreased by 8.52% to RMB59.242 billion from RMB64.763 billion for the year ended December 31, 2014. The fuel costs of domestic operations decreased by RMB3.394 billion, which was primarily attributable to the decreased coal price in the domestic market together with the expansion of the Company. The fuel costs of the Newly Acquired Entities and new generating units were RMB9.855 billion and the fuel costs of the existing generating units decreased by RMB13.249 billion from same period last year. Fuel costs in Singapore decreased by RMB2.126 billion from the same period last year, mainly due to the decline of fuel costs resulting from decreased natural gas price. For the year ended December 31, 2015, the average price (excluding tax) of natural fuel coal consumed of the Company and its domestic subsidiaries was RMB366.30 per ton, representing a decrease of 15.77% from RMB434.88 per ton for the year ended December 31, 2014. The fuel cost per unit of power sold by the Company’s coal-fired power plants in China decreased by 13.68% to  RMB173.67/MWh  from RMB201.19/MWh in 2014.

Maintenance

For the year ended December 31, 2015, the maintenance expenses of the Company and its subsidiaries amounted to RMB4.556 billion, representing an increase of RMB826 million from RMB3.730 billion for the year ended December 31, 2014. The maintenance expenses of domestic operations increased by RMB792 million compared to the same period last year. The maintenance expenses of Singapore operations increased by RMB34 million compared to the same period last year.

Depreciation

For the year ended December 31, 2015, depreciation expenses of the Company and its subsidiaries increased by 23.74% to RMB14.412 billion, compared to RMB11.647 billion in the year ended December 31, 2014; the increase was mainly due to the expansion of the Company’s operations. The depreciation expenses of domestic operations increased by RMB2.81 billion compared to the same period last year, of which the Newly Acquired Entities and new generating units accounted for RMB2.637 billion. The depreciation expenses of the operations in Singapore decreased by RMB44 million compared to the same period last year.

Labor

Labor costs consist of salaries to employees and contributions payable for employees’ housing funds, medical insurance, pension and unemployment insurance, as well as training costs. For the year ended December 31, 2015, the labor costs of the Company and its subsidiaries amounted to RMB7.752 billion, representing an increase of RMB1.492 billion from RMB6.260 billion for the year ended December 31, 2014. This is mainly attributable to labor cost of the Newly Acquired Entities and new generating units, and increase of the salaries linked to the performance of the Company. The labor costs of the Newly Acquired Entities and new generating units were RMB1.242 billion. Labor costs for Singapore operations decreased by RMB10 million compared to the same period last year.

Other operating expenses (including electricity power purchase costs and service fees paid to HIPDC)

Other operating expenses include environmental protection expenses, land fee, insurance premiums, office expenses, amortization, Tuas Power’s electricity power purchase costs, impairment losses, government subsidies and net losses on disposal of properties, plant and equipment. For the year ended December 31, 2015, other operating expenses (including electricity power purchase costs and service fees paid to HIPDC) of the Company and its subsidiaries was RMB12.642 billion, representing a decrease of RMB158 million from RMB12.800 billion for the year ended December 31, 2014. The other operating expenses from domestic operations of the Company and its subsidiaries increased by RMB1.371 billion, of which RMB876 million was from the Newly Acquired Entities and new generating units; the other operating expenses of the existing entities increased by RMB495 million compared to the same period last year. The impairment loss increased RMB968 million compared to the same period last year, mainly consisting of the impairment loss of goodwill, property, plant and equipment and mining rights of Diandong Energy, Yuwang Energy, Pingliang and other entities; the costs of entrusted power generation of certain subsidiaries decreased by RMB114 million; expenses for non-maintenance materials decreased by RMB90 million, pollutants discharge fees decreased by RMB86 million and water-resources fees decreased by RMB53 million compared to the same period last year. Other operating expenses of the operations in Singapore decreased by RMB1.53 billion compared to the same period last year. The electricity purchase cost decreased by RMB1.474 billion compared to the same period last year, which was mainly due to the decrease in purchase volume and price of electricity in retail business.

Financial expenses

Financial expenses consist of interest expense, bank charges and net exchange differences.

Interest expenses

For the year ended December 31, 2015, the interest expenses of the Company and its subsidiaries were RMB7.946 billion, representing an increase of 1.68% from RMB7.814 billion for the year ended December 31, 2014. The interest expenses from domestic operations of the Company and its subsidiaries increased by RMB106 million. The interest expenses from the Newly Acquired Entities and new generating units were RMB1.384 billion and those incurred by the existing entities in China decreased by RMB1.278 billion. The interest expenses of Singapore operations increased by RMB26 million compared to the same period last year.

Net exchange differences and bank charges

For the year ended December 31, 2015, the Company and its subsidiaries recognised a net loss of RMB24 million in net exchange gains and bank charges, representing a net loss increase of RMB15 million compared with the net loss of RMB9 million for the year ended December 31, 2014, mainly because of the decrease of exchange gain resulting from weaken exchange rate between RMB and U.S. dollar for domestic operations. The operations in Singapore recognised  net gains of RMB170 million from net exchange difference and bank charges, representing a net gain increase of RMB120 million from the net gain of RMB50 million in the last year, mainly due to the strengthen exchange rate between U.S. dollar and Singapore dollar.

Share of profits less losses of associates and joint ventures

For the year ended December 31, 2015, the share of profits less losses of associates and joint ventures was RMB1.526 billion, representing an increase of RMB210 million from RMB1.316 billion for the year ended December 31, 2014, mainly due to increased profit of associates and joint ventures.

Income tax expenses

For the year ended December 31, 2015, the Company and its subsidiaries recognized income tax expense of RMB5.699 billion, representing an increase of RMB212 million from RMB5.487 billion for the year ended December 31, 2014. The income tax expense for the domestic operations increased by RMB476 million, primarily attributable to the increase of pre-tax profit.  The income tax expenses of the operations in Singapore decreased by RMB264 million, mainly attributable to RMB204 million of income tax credit granted by Singapore government in the current period.

Net profit, profit attributable to the equity holders of the Company and non-controlling interests

For the year ended December 31, 2015, the Company and its subsidiaries achieved a net profit of RMB17.259 billion, representing an increase of RMB3.697 billion, or 27.26%, from RMB13.562 billion for the year ended December 31, 2014; the net profit attributable to equity holders of the Company was RMB13.652 billion, representing an increase of RMB2.895 billion from RMB10.757 billion for the year ended December 31, 2014.

The net profit attributable to equity holders of the Company from domestic operations increased by RMB3.082 billion, mainly contributable to the decrease of domestic fuel cost and profits contributed by the Newly Acquired Entities and new generating units. The loss attributable to equity holders of the Company from operations in Singapore was RMB59 million.. This is mainly because of the continued oversupply in Singapore’s power and natural gas generation market as result of commenced operations of many generators during the recent years, which led to a continued reduction of local power tariff and significantly decreased profitability of the Company’s operations in Singapore.

The profit attributable to non-controlling interests of the Company increased from RMB3.607 billion in 2015 from RMB2.805 billion in 2014, mainly attributable to the increased profit of the non-wholly owned subsidiaries.

Year ended December 31, 2014 compared with year ended December 31, 2013

	For the Year Ended December 31,
	2014	2013	Increased/ (Decreased)
	RMB’000	RMB’000	%
Operating revenue	125,406,855	133,832,875	(6.30)
Tax and levies on operations	(932,485)	(1,043,855)	(10.67)
Operating expenses
Fuel	(64,762,908)	(73,807,817)	(12.25)
Maintenance	(3,729,912)	(3,856,975)	(3.29)
Depreciation	(11,646,683)	(11,293,522)	3.13
Labor	(6,259,588)	(5,762,884)	8.62
Service fees on transmission and transformer facilities of HIPDC	(140,771)	(140,771)	0.00
Purchase of electricity	(5,055,076)	(4,955,603)	2.01
Others	(7,604,790)	(8,860,409)	(14.17)
Total operating expenses	(99,199,728)	(108,677,981)	(8.72)

Profit from operations	25,274,642	24,111,039	4.83

Interest income	159,550	170,723	(6.54)
Financial expenses, net
Interest expense	(7,814,114)	(7,787,472)	0.34
Exchange (loss) / gain and bank charges , net	(9,492)	94,109	(110.69)
Total financial expenses, net	(7,823,606)	(7,693,363)	1.69
Share of profits less losses of associates and joint ventures	1,315,876	615,083	113.93
Gain / (loss) on fair value changes of financial assets / liabilities	42,538	(5,701)	846.15
Other investment income	80,580	224,908	(64.17)
Profit before income tax expense	19,049,580	17,422,689	9.34
Income tax expense	(5,487,208)	(4,522,671)	21.33
Net Profit	13,562,372	12,900,018	5.13
Attributable to:
-Equity holders of the Company	10,757,317	10,426,024	3.18
-Non-controlling interests	2,805,055	2,473,994	13.38
	13,562,372	12,900,018	5.13

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

The power generation of the Company’s domestic power plants for the year ended December 31, 2014 is listed below (in billion kWh):

Domestic Power Plant	Power generation in 2014	Power generation in 2013	Change
Liaoning Province
Dalian	6.423	6.132	4.74%
Dandong	3.197	3.115	2.64%
Yingkou	7.980	7.321	9.00%
Yingkou Co-generation	3.043	3.329	(8.58)%
Wafangdian Wind Power	0.099	0.111	(11.21)%
Suzihe Hydropower	0.040	0.027	48.51%
Changtu Wind Power	0.127	0.093	37.04%
Inner Mongolia Autonomous Region
Huade Wind Power	0.217	0.226	(4.14)%
Hebei Province
Shang’an	12.836	13.633	(5.85)%
Kangbao Wind Power	0.085	0.080	6.39%
Gansu Province
Pingliang	9.129	10.144	(10.00)%
Jiuquan Wind Power	0.838	0.887	(5.49)%
Jiuquan II Wind Power	0.039	–	–
Beijing Municpality
Beijing Co-generation	4.456	4.686	(4.92)%
Beijing Co-generation CCGT	4.051	3.980	1.79%
Tianjin Municipality
Yangliuqing Co-genertion	6.572	6.851	(4.07)%
Lingang CCGT Co-generation	0.126	–	–
Shanxi Province
Yushe	2.608	2.951	(11.62)%
Zuoquan	5.999	6.682	(10.22)%
Shandong Province
Dezhou	15.348	15.405	(0.37)%
Jining	5.096	5.050	0.91%
Xindian	3.303	3.254	1.49%
Weihai	11.771	11.361	3.61%
Rizhao Phase II	8.236	7.775	5.93%
Zhanhua Co-generation	1.674	1.761	(4.93)%
Henan Province
Qinbei	20.366	21.927	(7.12)%
Jiangsu Province
Nantong	6.752	7.951	(15.08)%
Nanjing	3.154	3.678	(14.24)%
Taicang	11.174	11.445	(2.37)%
Huaiyin	6.486	7.244	(10.47)%
Jinling CCGT	1.895	2.400	(21.03)%
Jinling Coal-fired	11.567	12.811	(9.71)%
Jinling Co-generation	1.358	1.115	21.81%
Rudong Wind Power	0.113	0.012	839.76%
Qidong Wind Power	0.379	0.350	8.33%
Shanghai Municipality
Shidongkou I	5.665	7.875	(28.06)%
Shidongkou II	5.190	6.708	(22.63)%
Shidongkou Power	6.018	7.603	(20.85)%
Shanghai CCGT	2.097	1.974	6.23%
Chongqing Municipality
Luohuang	10.862	14.278	(23.93)%
Liangjiang CCGT	0.246	–	–

Domestic Power Plant	Power generation in 2014	Power generation in 2013	Change
Zhejiang Province
Yuhuan	21.771	24.819	(12.28)%
Changxing	0.488	–	–
Tongxiang CCGT	0.171	–	–
Si’an Photovoltaic	0.000	–	–
Hunan Province
Yueyang	8.553	9.958	(14.10)%
Xiangqi Hydropower	0.310	0.267	16.16%
Subaoding Wind Power	0.020	–	–
Hubei Province
Enshi Maweigou Hydropower	0.042	0.045	(7.41)%
Jiangxi Province
Jinggangshan	9.244	9.702	(4.72)%
Jianggongling Wind Power	0.001	–	–
Fujian Province
Fuzhou	13.925	14.666	(5.05)%
Guangdong Province
Shantou	5.200	5.614	(7.37)%
Haimen	12.270	18.105	(32.20)%
Haimen Power	6.152	–	–
Yunnan Province
Diandong Energy	5.953	7.527	(20.92)%
Yuwang Energy	3.651	4.553	(19.82)%
Fuyuan Wind Power	0.022	–	–
Total	294.388	317.481	(7.27)%

In 2014, the power generated by Singapore operations accounted for 21.8% of the total power generated in Singapore, representing an increase of 1.2 percentage points from 2013.

In respect of the tariff, the Company’s average tariff of domestic power plants for the year ended December 31, 2014 was RMB454.95 per MWh, representing an increase of RMB0.57 per MWh from the year ended December 31, 2013. SinoSing Power’s average tariff for 2014 was RMB920.74 per MWh, representing a decrease by 7.42% from the same period last year.

In respect of fuel cost, the decrease of coal price and effective cost controls of the Company contributed to reduced fuel costs of the Company. Compared to last year, the unit fuel cost of power sold of the Company’s domestic power plants decreased by 7.96% to RMB201.19 per MWh.

Combining the foregoing factors, the operating revenue of the Company and its subsidiaries for the year ended December 31, 2014 remained generally the same as last year at approximately RMB125.407 billion, representing a decrease of 6.30% from RMB133.833 billion of last year. For the year ended December 31, 2014, the Company and its subsidiaries recorded a net profit attributable to equity holders of the Company of RMB10.757 billion, representing an increase of 3.18% from the profit of RMB10.426 billion for the year ended December 31, 2013.

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

The following table sets forth the average tariff rate of the Company’s power plants, as well as percentage changes from 2013 to 2014.

	Average tariff rate (VAT inclusive) (RMB/MWh)
Power Plant	2014	2013	Change
Liaoning Province
Dalian	394.50	407.89	(3.28)%
Dandong	393.06	401.09	(2.00)%
Yingkou	399.33	406.85	(1.85)%
Yingkou Co-generation	399.21	396.96	0.57%
Wafangdian Wind Power	609.68	632.85	(3.66)%
Suzihe Hydropower	330.00	330.00	0.00%
Changtu Wind Power	602.82	605.30	(0.41)%
Inner Mongolia Autonomous Region
Huade Wind Power	520.00	520.00	0.00%
Hebei Province
Shang’an	429.39	431.15	(0.41)%
Kangbao Wind Power	538.84	534.47	0.82%
Gansu Province
Pingliang	322.72	332.16	(2.84)%
Jiuquan Wind Power	520.60	520.60	0.00%
Jiuquan II Wind Power	540.00	—	—
Beijing Municipality
Beijing Co-generation	699.19	500.06	39.82%
Tianjin Municipality
Yangliuqing Co-generation	434.28	438.73	(1.01)%
Shanxi Province
Yushe	391.22	393.37	0.55%
Zuoquan	382.01	389.83	(2.01)%
Shandong Province
Dezhou	463.36	464.89	(0.33)%
Jining	446.73	455.46	(1.92)%
Xindian	448.55	453.35	(1.06)%
Weihai	461.18	474.38	(2.78)%
Rizhao Phase II	441.59	446.38	(1.07)%
Zhanhua Co-generation	434.71	446.56	(2.65)%
Henan Province
Qinbei	435.42	437.01	(0.36)%
Jiangsu Province
Nantong	436.00	435.69	0.07%
Nanjing	436.50	436.35	0.03%
Taicang I	419.19	432.81	(3.15)%
Taicang II	395.38	427.58	(7.53)%
Huaiyin	443.04	449.87	(1.52)%
Jinling Coal-fired	408.24	428.38	4.70%
Jinling Combined-Circle	606.21	585.53	3.53%
Jinling Combined-Cycle Cogeneration	690.00	635.42	8.59%
Qidong Wind Power	555.92	541.34	2.69%
Rudong Wind Power	610.00	610.00	0.00%

Average tariff rate (VAT inclusive) (RMB/MWh)
Power Plant	2014	2013	Change
Shanghai Municipality
Shidongkou I	438.21	453.27	3.32%
Shidongkou II	437.54	442.00	(1.01)%
Shanghai CCGT	866.20	820.92	5.52%
Shidongkou Power	449.92	462.02	(2.62)%
Chongqing Municipality
Luohuang	440.21	448.57	(1.86)%
Zhejiang Province
Yuhuan	468.71	484.79	(3.32)%
Changxing	431.03	—	—
Tongxiang Combined-cycle	1,298.37	—	—
Hunan Province
Yueyang	495.31	505.13	(1.94)%
Xiangqi Hydropower	410.00	390.00	5.13%
Subaoding Wind Power	494.00	—	—
Hubei Province
Enshi Maweigou Hydropower	366.59	356.96	2.70%
Jiangxi Province
Jinggangshan	468.92	482.95	(2.91)%
Jianggongling Wind Power	610.00	—	—
Fujian Province
Fuzhou	441.83	442.81	(0.22)%
Guangdong Province
Shantou Coal-fired	529.99	541.39	(2.11)%
Haimen	503.18	514.30	(2.16)%
Haimen Power	479.55	—	—
Yunnan Province
Diandong Energy	401.59	371.30	8.16%
Yuwang Energy	395.96	377.41	4.91%
Fuyuan Wind Power	610.00	—	—
Domestic total	454.95	454.38	0.13%
Singapore
SinoSing Power	920.74	994.54	(7.42)%

Note 1:	The tariff of Shanghai Combined Cycle and Tongxiang Combined Cycle consists of on-grid settlement price and capacity subsidy income.

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

Other operating expenses from domestic operations of the Company decreased by RMB0.843 billion,  due to a subsidy in its amount of RMB0.534 billion from the government, of which RMB0.462 billion was earmarked by Ministry of Finance for Tuas Power and TMUC, a decrease of RMB0.469 billion of asset disposal losses of certain subsidiaries largely due to technical renovations for energy saving and safe production, a decrease of RMB0.154 billion for pollution discharge fees and expenses for non-maintenance materials such as desulfurization. The combination of the aforementioned factors led to a decrease in operating expenses, nonwithstanding  an increase of RMB0.055 billion from costs of entrusted power generation of certain subsidiaries.  The impairment loss for the Company’s operation in China increased by RMB1.012 billion, mainly due to the impairment of goodwill arisen from the acquisition of Diandong Energy and Diandong Yuwang as well as the assets impairment of Yingkou port.

Other operating expenses of Singapore operations decreased by RMB0.314 billion. The assets impairment in the operations in Singapore decreased by RMB0.347 billion largely due to the provision of goodwill impairment last year.

Financial expenses

Financial expenses consist of interest expense, bank charges and net exchange differences.

Interest expense

For the year ended December 31, 2014, the interest expenses of the Company and its subsidiaries were RMB7.814 billion, representing an increase of 0.35% from RMB7.787 billion for the year ended December 31, 2013. The interest expenses from domestic operations increased by RMB0.049 billion.

Net exchange differences and bank charges

For the year ended December 31, 2014, the Company and its subsidiaries registered net losses of RMB9 million in exchange difference and bank charges, representing a net decrease of RMB103 million compared with the net gains of RMB94 million for the year ended December 31, 2013, mainly because of decrease of exchange gain resulting from weaken of exchange rate between Renminbi and U.S. dollar.

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

C.	Financial position

Comparison of assets items

As of December 31, 2015, consolidated total assets of the Company and its subsidiaries were RMB308.866 billion, representing an increase of 12.24% from RMB275.172 billion as of December 31, 2014.

As of December 31, 2015, total assets of the domestic operations increased by RMB34.975 billion to RMB281.245 billion, including a net increase of RMB38.765 billion in non-current assets, which was mainly attributable to the consolidation of the Newly Acquired Entities and the capital expenditure on construction projects.

As of December 31, 2015, total assets of the operations in Singapore were RMB27.622 billion, representing a decrease of RMB1.280 billion from the same period last year. Non-current assets decreased by 3.16% to RMB23.606 billion, primarily attributable to depreciation of property, plant and equipment. Current assets decreased by 11.26% to RMB4.016 billion, mainly attributable to the decrease incash and cash equivalents and accounts receivable resulting from revenue decline.

Comparison of liability items

As of December 31, 2015, consolidated total liabilities of the Company and its subsidiaries were RMB207.173 billion, representing an increase of 8.82% from RMB190.389 billion as of December 31, 2014, of which RMB20.884 billion from the Newly Acquired Entities.

As of December 31, 2015, interest-bearing debts of the Company and its subsidiaries totaled RMB171.775 billion. The interest-bearing debts consist of long-term loans (including those maturing within a year), long-term bonds (including those maturing within a year), short-term loans, short-term bonds payable and finance leases payable. The interest-bearing debts denominated in foreign currencies other than functional currency amounted to RMB3.566 billion.

As of December 31, 2015, the total liabilities of the operations in Singapore were RMB15.853 billion, representing a decrease of 6.64% from RMB16.980 billion as of December 31, 2014, mainly attributable to the decrease in long-term loans.

Comparison of equity items

Excluding the impact of profit and profit appropriations, total equity attributable to equity shareholders of the Company increased as of December 31, 2015, including increase of RMB4.684 billion from new share issuance, increase of post-tax impact of RMB1.237 billion from reduced fair value of available-for-sale financial asset, decrease of  RMB133 million n from foreign currency translation, and increase of RMB2.899 billion from non-controlling interests.

Major financial position ratios

	2015	2014
Current ratio	0.27	0.36
Quick ratio	0.23	0.30
Ratio of liability to shareholders’ equity	2.46	2.71
Multiples of interest earned	3.55	3.21

Formula of the financial ratios:
Current ratio = balance of current assets as of the year end / balance of current liabilities as of the year end
Quick ratio = (balance of current assets as of the year end – net inventories as of the year end) / balance of current liabilities as of the year end
Ratio of liabilities to shareholders' equity = balance of liabilities as of the year end / balance of shareholders' equity (excluding non-controlling interests) as of the year end
Multiples of interest earned = (profit before tax + interest expense) / interest expenditure (inclusive of capitalized interest)

The current ratio and quick ratio remained at relatively low levels as of December 31, 2015 and 2014 decrease as of December 31, 2015 was mainly attributable to the increase of current liabilities especially short-term loan and long-term loan maturing with a year. The ratio of liabilities to shareholders’ equity at the end of 2015 decreased from the beginning of 2015 primarily due to the increased shareholders’ equity as a result of profit increase and issuance of new shares. The multiples of interest earned increased, primarily attributable to the increase of net profit for the year ended December 31, 2015.

D.	Liquidity and cash resources

The primary sources of funding for the Company and its subsidiaries have been cash provided by internal funds from operating activities, short-term and long-term loans and proceeds from issuances of bonds, and the primary use of funds have been for working capital, capital expenditure and repayments of short-term and long-term borrowings.

Cash flows from operating activities

	For the Year Ended December 31,
	2015	2014	2013
	RMB’000	RMB’000	RMB’000
Cash flows from operating activities
Profit before income tax expense	22,958,050	19,049,580	17,422,689
Non-cash items adjustments	24,484,383	20,391,789	20,575,691
Changes in working capital	1,013,467	(226,180)	6,777,910
Interest received	102,813	97,374	100,278
Income tax expense paid	(6,196,005)	(5,992,496)	(4,637,139)
Net cash provided by operating activities	42,362,708	33,320,067	40,239,429

For the year ended December 31, 2015, net cash provided by operating activities of the Company and its subsidiaries was RMB42.363 billion, of which RMB0.871 billion was provided by the operating activities in Singapore.

Cash flows used in investing activities

	For the Year Ended December 31,
	2015	2014	2013
	RMB’000	RMB’000	RMB’000
Cash flows used in investing activities
Payment for the purchase of property, plant and equipment	(24,191,285)	(19,858,216)	(17,691,382)
Proceeds from disposals of property, plant and equipment	109,013	70,712	166,459
Prepayments of land use rights	(136,045)	(500,100)	(5,947)
Payment for the purchase of other non-current assets	(6,981)	(21,576)	(32,601)
Cash dividend received	937,189	565,334	408,166
Payment for investment in associates and joint ventures	(889,780)	(266,877)	(2,017,853)
Cash paid for acquiring available-for-sale financial assets	-	-	(200,000)
Cash consideration paid for acquisitions of subsidiaries, net of cash acquired	(8,887,882)	(17,991)	36,599
Cash received from disposal of trading securities	-	-	102,784
Cash received from disposal of a subsidiary	-	503,809	6,199
Others	50,759	54,092	173,326
Net cash used in investing activities	(33,015,012)	(19,470,813)	(19,054,250)

The net cash used in investing activities increased by RMB13.544 billion  compared to the year ended December 31, 2014, mainly attributable to the consideration paid for the Newly Acquired Entities from business combination under common control.

Cash flows from financing activities

	For the Year Ended December 31,
	2015	2014	2013
	RMB’000	RMB’000	RMB’000
Cash flows from financing activities
Issuance of short-term bonds	18,980,000	17,971,000	24,950,000
Repayments of short-term bonds	(18,000,000)	(15,000,000)	(45,000,000)
Proceeds from short-term loans	67,298,044	61,503,204	41,314,000
Repayments of short-term loans	(62,600,955)	(55,896,200)	(30,869,290)
Proceeds from long-term loans	9,943,689	9,647,090	5,091,175
Repayments of long-term loans	(12,799,719)	(17,522,953)	(12,889,078)
Issuance of long-term bonds	-	3,988,000	6,485,000
Repayment of long-term bonds	(5,000,000)	(5,700,000)	-
Interest paid	(8,677,316)	(8,097,216)	(8,290,433)
Net proceeds from the issuance of new H shares	4,684,314	2,453,986	-
Net capital injection from non-controlling interests of the subsidiaries	623,107	606,719	868,225
Government grants	322,011	188,406	274,472
Dividends paid to shareholders of the Company	(5,535,655)	(5,341,046)	(2,951,631)
Dividends paid to non-controlling interests of the subsidiaries	(2,954,194)	(1,474,329)	(539,876)
Proceeds from sales leaseback classified as finance lease	100,000	1,500,000	-
Repayment of state-owned fund received from China Huaneng Group in prior years	-	-	(640,485)
Cash received from disposal of non-controlling interests of a subsidiary	-	384,702	-
Others	(523,985)	(105,543)	(42,167)
Net cash used in financing activities	(14,140,659)	(10,894,180)	(22,240,088)

Net cash used in financing activities increased by RMB3.246 billion, mainly attributable to repayment of loans and bonds using the increased amount of cash inflow from operating activities. The Company expects to continue its focus on construction projects with large investment amount in 2016.

Net cash outflow used in financing activities in 2014 amounted to RMB10.894 billion, which was largely attributable to repayment of short-term and long-term borrowings.

Net cash outflow used in financing activities in 2013 amounted to RMB22.240 billion, which was primarily attributable to the decreased drawdown of loans, accelerated repayment of its borrowings and increased dividends payment of the Company in 2013, as a result of the increase in cash provided by operating activities.

Cash and cash equivalents
	For the Year Ended December 31,
	2015	2014	2013
	RMB’000	RMB’000	RMB’000
Effect of exchange rate	32,846	(58,379)	(108,806)
Net increase / (decrease) in cash and cash equivalents	(4,760,117)	2,896,695	(1,163,715)
Cash and cash equivalents, beginning of the year	12,238,367	9,341,672	10,505,387
Cash and cash equivalents as of the end of the year	7,478,250	12,238,367	9,341,672

As of December 31, 2015, the cash and cash equivalents of the Company and its subsidiaries denominated in Renminbi, Singapore dollar and U.S. dollar were RMB5.788 billion, RMB1.130 billion and RMB0.560 billion, respectively.

As of December 31, 2014, the cash and cash equivalents of the Company and its subsidiaries denominated in Renminbi, HK dollar, Singapore dollar and U.S. dollar were RMB7.976 billion, RMB2.445 billion, RMB1.064 billion and RMB0.753 billion, respectively.

As of December 31, 2013, the cash and cash equivalents of the Company and its subsidiaries denominated in Renminbi, Singapore dollar, U.S. dollar, and Japanese Yen were RMB7.689 billion, RMB1.110 billion, RMB0.543 billion and RMB0. 015 million, respectively.

Capital expenditure and cash resources

Capital expenditures on acquisition activities

In October 2014, the Company signed agreements to acquire 91.8%, 75%, 53.45%, 97% and 100% of the equity interests of Hainan Power, Wuhan Power, Suzhou Thermal Power, Dalongtan Hydropower, and Hualiangting Hydropower, which were owned by Huaneng Group; and acquire 60%, 100%, 100%, 100% and 100% of the equity interests of Chaohu Power, Ruijin Power, Anyuan Power, Jingmen Thermal Power and Yingcheng Thermal Power, which were owned by HIPDC. In accordance with the equity transfer agreements, the total consideration is RMB9.276 billion, after adjustment of the profits generated from the date of valuation to the acquisition date, the total consideration is RMB9.647 billion, which were settled in cash in 2015. The aforementioned acquired entities has been included in the Company’s consolidated financial statements from the date of acquisition.

Capital expenditures for infrastructure construction and renovation projects

The capital expenditures for the year ended December 31, 2015 were RMB24.334 billion, mainly for construction and renovation of projects, including RMB1.683 billion for Taiyuan Dongshan Combined Cycle project, RMB1.471 billion for Anyuan Power project, RMB1.170 billion for Mianchi Co-generation project, RMB1.004 billion for Luoyuan Power project, RMB950 million for Luoyang Co-generation project, RMB812 million for Nanjing Co-generation project, RMB706 million for Beijing Co-generation project, RMB672 million for Yingcheng Co-generation project, RMB644 million for Lingang Combined Cycle project, RMB617 million for Tongwei Wind Power project, RMB571 million for Jiuquan Wind Power II project, RMB538 million for Shang’an project, RMB483 million for Changxing project, RMB467 million for Subaoding Wind Power project, RMB452 million for Yuhuan project, RMB426 million for Diandong Energy project, RMB410 million for Xianrendao Co-generation project, RMB403 million for Guidong Wind Power project, RMB390 million for Liangjiang Combined Cycle project, and RMB337 million for Dezhou project. The capital expenditures of the Company’s operations in Singapore were RMB251 million. The expenditures on other projects were RMB9.877 billion.

The above capital expenditures were sourced mainly from internal capital, cash flows provided by operating activities, debt and equity financings.

The Company expects to have significant capital expenditures in the next few years. During the course, the Company will make active efforts to improve project planning process on a commercially viable basis. The Company will also actively develop newly planned projects to pave the way for its long-term growth. The Company expects to finance the above capital expenditures through internal funding, cash flows provided by operating activities, and debt and equity financing.

The cash requirements, usage plans and cash resources of the Company for the next year are as following:

Capital Expenditure Project	Capital expenditure Plan for 2016 (RMB100 million)	Cash resources arrangements	Financing costs and note on use

Thermal power projects	69.7	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of the PBOC
Hydropower projects	0.9	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of the PBOC
Wind power projects	68.2	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of the PBOC
Coal mining projects	8.9	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of the PBOC
Photovoltaic power projects	12.2	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of the PBOC
Others	11.1	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of the PBOC
Technology renovation	78.7	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of the PBOC

Cash resources and anticipated financing costs

The Company expects to finance its capital expenditure and acquisition costs primarily through internal capital, cash flow from operating activities, and debt and equity financing.

Good operating results and sound credit status provide the Company with strong financing capabilities. As of December 31, 2015, the undrawn available banking facilities available to the Company and its subsidiaries amount to approximately RMB235.7 billion, which are granted by Bank of China, Construction Bank of China and China Development Bank, etc.

The Company completed issuances of unsecured short-term bonds in two installments between April 10, 2015 and August 18, 2015, at a principal amount of RMB5 billion and RMB3 billion with nominal annual interest rates of 4.44% and 3.17%, respectively. Each of the bonds was denominated in RMB, issued at par value, and would mature in 366 days from issuance.

The Company completed issuances of unsecured super short-term notes in four installments on June 10, June 15, June 25, and July 7, 2015, at a principal amount of RMB2 billion, RMB2 billion, RMB2 billion and RMB5 billion and with nominal annual interest rates of 3.11%, 3.1%, 3.38% and 3.05%, respectively. All these series of notes were denominated in RMB, issued at par value, and would mature in 270 days from issuance.

As of December 31, 2015, short-term loans of the Company and its subsidiaries totaled RMB49.883 billion (2014: RMB43.529 billion). Loans from banks were charged at interest rates ranging from 3.19% to 5.60% per annum (2014: 4.00% to 6.00%). Short-term bonds payable by the Company and its subsidiaries totaled RMB19.348 billion (2014: RMB18.245 billion).

As of December 31, 2015, long-term loans of the Company and its subsidiaries totaled RMB78.379 billion (2014: RMB65.031 billion), including RMB denominated loans of RMB62.441 billion (2014: RMB48.413 billion), U.S. dollar denominated loans of approximately US$473 million (2014: US$542 million), Euro denominated loans of approximately €49 million (2014: €58 million), and Singaporean dollar denominated borrowings of S$2.697 billion (2014: S$2.774 billion).  The U.S. dollar denominated loans charged at floating interest rate were US$473 million (2014: US$539 million), and all of the loans denominated in Singapore dollar were floating-rate borrowings.  For the year ended December 31, 2015, long-term bank loans of the Company and its subsidiaries had interest rates ranging from 0.75% to 6.55% per annum (2014: 0.81% to 6.55%).

The Company and its subsidiaries will closely monitor any change in the exchange rate and interest rate markets and cautiously assess the currency and interest rate risks.

Combining the current development of the power generation industry and the growth of the Company, the Company will make continuous efforts to not only meet cash requirements of daily operations, constructions and acquisitions, but also to establish an optimal capital structure to minimize the cost of capital and manage financial risks through effective financial management activities, thus maintaining sustainable and stable returns to the shareholders.

Other financing requirements

The objective of the Company is to bring long-term steadily growing returns to shareholders. In line with this objective, the Company follows a proactive, stable and balanced dividend policy. In accordance with the profit appropriation plan of the board of directors of the Company (subject to the approval of the shareholders at the annual general meeting), the Company expects to pay a cash dividend of RMB7.144 billion for 2015.

Maturity profile of loans

The following table sets forth the maturity profile of the Company’s borrowings as of December 31, 2015.

Maturity Profile (RMB billion)	2016	2017	2018	2019	2020

Principal amount planned for repayment	92.735	15.390	13.203	13.221	6.407
Interest amount planned for repayment	6.385	3.419	2.767	2.133	1.531
Total	99.120	18.809	15.970	15.354	7.938
_____________________________________
Note:	The amount of the principal to be repaid in 2016 is relatively large because of the maturity of short-term loans and short-term bonds.

E.	Trend information

The major trend of the electricity power market

It is predicted by China Electricity Council that, in 2016, total electricity consumption nationwide will grow by 1% to 2% and 2016 will see newly installed generating capacity of approximately 100 million KW, of which non-petrochemical energy capacity is 52 million kW, representing a higher percentage to around 36% of the total installed capacity; the full-aperture installed capacity nationwide is expected to reach 1.61 billion kW, an 6.5% increase compared to that of 2014, of which capacity for hydropower, nuclear power, wind power and solar power is 330 million kW, 34.5 million kW, 150 million kW and 57 million kW respectively.

In 2016, electricity supply and demand in China will generally be easing, with abundant surplus capacity in Northeast and Northwest region, balanced supply and demand in Northern region where several provinces are abundant, and broadly balanced supply in Central, Eastern, and Southern regions, where a number of provinces are abundant. Based on the mid-value of the growth rate of total electricity consumption ranging from 1% to 2%, in 2016 the annual power generation utilization hours are expected to be around 3,700 hours, and the utilization hours of thermal generating equipment are estimated to be 4,000 hours.

The trend of the fuel supply

2016 will likely see a slow growth in China’s economy and slow demand for electric power. The utilization hours of thermal power will further drop and the oversupply situation in coal industry will likely remain unchanged, and airfreight and railway capacity will likely remain loose. However, the coal market still has uncertainties: the government will set out to carry out “Supply Side” reform to reduce overcapacity and cut down “zombie enterprises” and such potential negative fluctuation in the coal supply will likely bring certain degree of risks to the fuel cost control.

The Company will closely monitor the changes in policies and coal market, enhance its cooperation with competitive major mines, continuously explore new sourcing channels, conduct bidding of existing commodities, perfect the imported coal business, strengthen the refining management of the fuel and strive to control fuel costs.

The trend of capital market and foreign exchange

The interest-bearing debts of the Company are mostly denominated in RMB. The interest rates applicable to RMB loan contracts will be determined and regularly adjusted based on the adjustment of benchmark lending interest rates published by the PBOC. The PBOC will continue to exercise a stable and elastic moderate currency policy, which will help reduce financing costs of the Company.

In the Singaporean capital market, the SOR interest rate will continue to rise as a result of increase of US dollar lending rates as well as depreciation of Singapore dollar, which is anticipated to increase the financing costs of Tuas Power.

We will closely watch the changes in domestic and overseas capital marketsand maintain its good reputation on the capital markets, make reasonable financing arrangements, explore new financing methods, and strive to control financing costs.

F.	Employee benefits

As of December 31, 2015, the Company and its subsidiaries had 42,039 employees within and outside the PRC. The Company and its subsidiaries provide employees with competitive remuneration and link such remuneration to operating results to provide incentives for the employees. Currently, the Company and its subsidiaries do not have any stock or option based incentive plan.

Based on the development plans of the Company and its subsidiaries and the requirements of individual positions, together with consideration of specific characteristics of individual employees, the Company and its subsidiaries tailored various training programs for their employees on management, technological and other skills. These programs enhanced the comprehensive skills of the employees.

All employees of the Company have entered into labor contracts with the Company.  The Company’s standard contract includes description of the position, responsibilities, compensations and causes of termination.  The terms of the labor contracts vary and they generally range from one to five years. The contracts are typically renewable upon expiration by mutual agreement of the Company and the relevant employee.

The Company is unionized, both at its head office and with respect to all power plants.  Labor unions are intended to protect the rights of employees, while allowing the Company to achieve economic objectives. They encourage employees’ participation in the Company’s decision-making process, and serve as mediators in any dispute between the Company and its employees.  The Company has experienced no occurrence of any strike or labor dispute which have impact upon the Company’s operations.  The Company believes that the Company and its employees are in a good relationship.

Compensation of our employees consists of salaries, bonuses and allowances.  Compensation is linked to performance of the Company as well as the individual employees.  Our employees are also entitled to certain education, healthcare and other benefits and allowances provided by the Company.

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

G.	Guarantees for loans and restricted assets

As of December 31, 2015, the Company provided guarantees of approximately RMB12.366 billion for the long-term bank borrowings of Tuas Power.

As of December 31, 2015, the details of secured loans of the Company and its subsidiaries were as follows:

(1)
As of December 31, 2015, short-term loans of RMB307 million represented the notes receivable that were discounted with recourse. As these notes receivable had not yet matured, the proceeds received were recorded as short-term loans.

(2)	As of December 31, 2015, a long-term loan of approximately RMB18 million of a subsidiary of the Company was secured by territorial water use right with net book value of RMB78.38 million.

(3)	As of December 31, 2015, a long-term loan of RMB67 million of a subsidiary of the Company was secured by certain property, plant and equipment with net book value of RMB150 million.

(4)	As of December 31, 2015, the long-term loans of approximately RMB9.558 billion were secured by future electricity revenue of the Company and its subsidiaries.

(5)	As of December 31, 2015, the restricted bank deposits of the Company and its subsidiaries were RMB60 million.

(6)	As of 31 December 2015, notes payable of RMB13.70 million were secured by bank acceptance notes receivable of the Company and its subsidiaries with net book value amounted to RMB13.70 million.

H.	Off-balance sheet arrangements

As of December 31, 2015, there were no off-balance sheet arrangements which have or are reasonably likely to have an effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

I.	Performance of significant investments and their prospects

The Company acquired a 25% equity interest in Shenzhen Energy Group for RMB2.39 billion on April 22, 2003. In 2011, Shenzhen Energy Group divided into a remainder company Shenzhen Energy Group and a new company Shenzhen Energy Management Company, and the Company holds 25% equity interests in each of the two successors. The Company acquired 200 million shares from Shenzhen Energy Corporation (“Shenzhen Energy”), a subsidiary of Shenzhen Energy Group, in December 2007. Shenzhen Energy allotted shares with its capital surplus in 2011. In February 2013, Shenzhen Energy merged Shenzhen Energy Management Corporation through the combination of a directional seasoned offering and cash payment to the shareholders of Shenzhen Energy Management Corporation, Shenzhen State-owned Assets Administration Commission and the Company. After the merger, the Company directly held 661 million shares of Shenzhen Energy, representing 25.02% of its equity interests. In 2015, Shenzhen Energy distributed 5 shares of stock dividend out of every 10 shares to its shareholders, therefore the Company held 992 million shares of Shenzhen Energy. These investments brought a profit of RMB426 million for the Company for the year ended December 31, 2015 under IFRS. This investment is expected to provide steady returns to the Company.

The Company held directly 60% equity interest in Sichuan Hydropower as of December 31, 2006. In January 2007, Huaneng Group increased its capital investment in Sichuan Hydropower by RMB615 million, thus reducing the Company’s equity interest in Sichuan Hydropower to 49% and making Huaneng Group the controlling shareholder of Sichuan Hydropower. This investment brought a profit of RMB151 million for the year ended December 31, 2015 under IFRS. This investment is expected to provide steady returns to the Company.

J.	Tabular disclosure of contractual obligations and commercial commitments

A summary of payments due by period of our contractual obligations and commercial commitments as of December 31, 2015 is shown in the tables below. A more complete description of these obligations and commitments is included in the Notes to Financial Statements as referenced below.

Contractual Cash Obligations (RMB in millions)	2016	2017-2018	2019-2020	Thereafter	Total

Long-term loans from Huangeng Group and its subsidiaries(1)	2,437	130	4	125	2,696
Long-term bank loans and other loans(1)	9,914	21,163	15,624	28,982	75,683
Long-term bonds(2)	11,500	7,300	4,000	-	22,800
Interest payments	3,355	5,119	3,449	4,317	16,240
Operating Lease – Head Offce(3)	117	29	-	-	146
Operating Lease – Huabei Branch(3)	6	13	-	-	19
Operating Lease – Nanjing Power Plant(3)	2	4	4	63	73
Operating Lease – Liaoning Branch(3)	1	-	-	-	1
Operating Lease – Hebei Branch(3)	1	1	-	-	2
Operating Lease – Liaoning Wind Power Branch(3)	1	-	-	-	1
Operating Lease – Dezhou Power Plant(3)	34	68	68	112	282
Operating Lease – Xingang Heating Co., Ltd.(3)	24	-	-	-	24
Operating Lease – Hualu Sea Transportation Ltd.(3)	16	-	-	-	16
Operating Lease – Tuas Power Generation Pte Ltd.(3)	26	50	50	887	1,013
	27,434	33,877	23,199	34,486	118,996
Other commercial commitments
(RMB in millions)	2016	2017-2018	2019-2020	Thereafter	Total

Long – term gas purchase contract(4)	7,649	15,380	15,390	61,543	99,962
Other commitments(3)	20,388	-	-	-	20,388
	28,037	15,380	15,390	61,543	120,350
___________________________________________
Notes:
(1)	See Note 23 to the Financial Statements, “Long-term Loans”.

(2)	See Note 24 to the Financial Statements, “Long-term Bonds”.

(3)	See Note 38 to the Financial Statements, “Commitments”.

(4)	The numbers shown in the table above were calculated based on the minimum purchases stipulated in the long-term gas contracts disclosed in Note 38 to the Financial Statements.

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

Disclosures of the pension plans, including the contribution amounts, are included in Note 36 to the Financial Statements.

K.	Impairment sensitivity analysis

Goodwill impairment

 The Company and its subsidiaries conducts impairment test on each individually goodwill at the end of each year. In 2015, due to continuous operating loss of the power plant assets as a result of oversupply of local power market and intense competition which led to lower utilization hours and tariff, and the effect of deteriorating coal market price on the coal assets under construction, the goodwill arising from the acquisition of Diandong Energy was fully impaired based on the impairment testing result. The above mentioned goodwill impairment provided in 2015 approximately amounted to RMB1.106 billion in total.

For goodwill allocated to CGUs in the PRC, changes of assumptions in tariff and fuel price could have affected the results of goodwill impairment assessment. As of December 31, 2015, if tariff had decreased by 1% or 5% from management’s estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognize impairment against goodwill by approximately RMB14 million and RMB180 million, respectively. If fuel price had increased by 1% or 5% from the management’s estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognize impairment against goodwill by approximately RMB11 million and approximately RMB59 million, respectively.

Impairment of property, plant and equipment and mining rights

The Company and its subsidiaries test its property, plant and equipment and mining rights suffered any impairment whenever any impairment indication exists.

In 2015, impairment losses for certain property, plant and equipment and mining rights of approximately RMB1.808 billion have been recognized. Factors leading to the impairment of operating projects primarily included lower utilization hours and tariff of two coal-fired power plants as a result of oversupply of electricity in two provinces, as well as low utilization hours of a hydropower plant as a result of the low level of water inflow to the main dam. And as a result of the low demand of coal-fired power in local market, the management estimated the possibility of further development of a coalfired power project was remote, therefore the project under construction was fully impaired.

Changes of assumptions in tariff and fuel price will affect the result of property, plant and equipment and mining rights impairment assessment. For power plants assets that are subject to impairment testing, as at December 31, 2015, if tariff had decreased by 1% or 5% from management’s estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognize impairment against property, plant and equipment by approximately RMB224 million and RMB1,566 million, respectively. If fuel price had increased by 1% or 5% from the management’s estimates with other variables constant with the expectations, the impairment against property, plant and equipment and mining rights of the Company and its subsidiaries would decrease totalling by approximately RMB112 million and RMB54 million, respectively.

L.	Prospects for 2016

In 2016, the Company will further enhance its market awareness, reformation awareness, innovation awareness and risk awareness. Under the guidance of China’s “Thirteenth Five-Year Plan”, we will attach more emphasis on market competition, green development and standardized management, in an effort to constantly improve the profitability, competitiveness  and sustainable development of the Company.

With respect to the power market, the Company will further serve the market by increasing revenue and enhancing efficiency, actively taking part in market competition and participating in the development of the electricity market. With an aim to increase our market share and efficiency, we will strive for a leading position in the region in terms of utilization hours benchmarking. We will strive to achieve power generation of 315 billion kWh and 3,950 utilization hours in China for the year 2016. With respect to the fuel market, the Company will adhere to the principle of market-oriented development, improve the refined management of fuel, and further reduce fuel cost. With respect to the capital market, the Company will actively respond to changes in the financial market, expand financing channels, develop financial products, strengthen internal control over capital and improve capital usage efficiency, and maintain the Company’s leading position in the industry in terms of financing cost. With respect to innovative development, the Company will further facilitate its transformation by pushing forward technological innovation and institutional innovation.

ITEM 6	Directors, Senior Management and Employees

A.	Directors, members of the supervisory committee and senior management

Directors

The table below sets forth certain information concerning our directors as of March 31, 2016. The current term for all of our directors is three years, which will expire in 2017.

Name	Age	Position with us
Cao Peixi	60	Chairman of the Board of Directors
Guo Junming	50	Vice Chairman of the Board of Directors
Liu Guoyue	52	Executive Director, President
Li Shiqi	59	Director
Huang Jian	53	Director
Fan Xiaxia	53	Executive Director, Vice President
Mi Dabin	47	Director
Guo Hongbo	47	Director
Zhu Yousheng	50	Director
Li Song	58	Director
Li Zhensheng	71	Independent Director
Zhang Shouwen	49	Independent Director
Yue Heng	41	Independent Director
Geng Jianxin	61	Independent Director
Xia Qing	58	Independent Director

CAO Peixi, aged 60, is the Chairman of the Company. He is also the President of Huaneng Group and the Chairman of HIPDC and Huaneng Renewables Corporation Limited. He graduated from Shandong University, majoring in electrical engineering. He holds a postgraduate degree of master in engineering awarded by the Party School of the Central Committee, and is a researcher-grade senior engineer.

GUO Junming, aged 50, is the Vice Chairman of the Company, the Chief Accountant of Huaneng Group and a Director of HIPDC. He was the Chief Accountant of Huaneng Group and the Chairman of the Supervisory Committee of the Company. He graduated from Shanxi Finance and Economic Institute, majoring in business finance and accounting, and holds a bachelor’s degree. He is a senior accountant.

LIU Guoyue, aged 52, is an Executive Director and the President of the Company, the Vice President of Huaneng Group, an Executive Director of Huaneng International Power Fuel Limited Liability Company, the Chairman of Shanghai Times Shipping Limited Company, a Director of SinoSing Power Pte. Ltd., and the chairman of Tuas Power Ltd., Tuas Power Supply Pte Ltd. and Tuas Power Utilities Pte Ltd.. He graduated from North China Electric Power University, majoring in thermal engineering. He holds a Doctor’s degree in engineering. He is a senior engineer.

LI Shiqi, aged 59, is a Director of the Company, a Director and the President of HIPDC., and the Director of the Business Development Department of Huaneng Group. He was the Chairman of Huaneng Carbon Assets Management Company Limited. Mr. Li graduated from Renmin University of China, majoring in finance, and holds a diploma degree. He is a senior accountant.

HUANG Jian, aged 53, is a Director of the Company, an assistant to the President of Huaneng Group, a Director of Huaneng Capital Services Co., Ltd. and the Chairman of the Supervisory Committee of Huaneng Renewables Corporation Limited. Mr. Huang graduated from the Department of Accounting of Institute of Fiscal Science of the Ministry of Finance with a postgraduate degree of master in economics. He is a senior accountant.

FAN Xiaxia, aged 53, is an Executive Director and the Vice President of the Company. He graduated from the Economic Management School of Tsinghua University with an EMBA degree. He is a senior engineer.

MI Dabin, aged 47, is a Director of the Company, the Vice President of Hebei Construction & Investment Group Co., Ltd. and the Chairman of Hebei Construction & Energy Investment Co., Ltd.. He was the Chief Engineer, Vice President and President of Qinhuangdao Power Generation Co., Ltd., the President of Qinhuangdao Thermal Power Generation Co., Ltd., an assistant to the President and the Head of Production and Operation Department of Hebei Construction & Investment Group Co., Ltd., the President of Qinhuangdao Power Generation Co., Ltd. and Qinhuangdao Thermal Power Generation Co., Ltd.. He graduated from North China Electric Power University, majoring in power engineering, and holds a master’s degree. He is a senior engineer.

GUO Hongbo, aged 47, is a Director of the Company and the Chairman of Liaoning Energy Investment (Group) Limited Liability Company. He was the assistant to the president, vice president, executive vice president, a director, the president and vice chairman of Liaoning Energy Investment (Group) Limited Liability Company. Mr. Guo graduated from Jilin University with a master’s degree in administrative management, and holds an MBA degree from Macau University of Science and Technology. He is a professor-grade senior engineer.

ZHU Yousheng, aged 50, is a Director of the Company and Vice President of Jiangsu Province Investment Management Limited Liability Company. He was the project manager of Jiangsu Province Investment Management Limited Liability Company, Vice President of Xutang Power Limited Liability Company and the Vice President of the Production Safety Department and President of Jiangsu Province Investment Management Limited Liability Company. He graduated from Nanjing University of Aeronautics and Astronautics specializing in power engineering, and is a master degree postgraduate, researcher-grade senior engineer.

LI Song, aged 58, is a Director of the Company, the Vice President of Fujian Investment and Development Group Co., Ltd., Vice Chairman of CNOOC Fujian Natural Gas Co. Ltd., Vice Chairman of CNOOC Fujian Gas Power Generation Co. Ltd. and CNOOC Fujian Zhangzhou Natural Gas Company Limited and a Director of Fujian Futou Renewable Energy Co., Ltd. She graduated from Xiamen Jimei Finance and Commerce College majoring in Finance, Open College of Party School of the Central Committee majoring in Economic Management, and holds a bachelor’s degree from Party School of the Central Committee. She is an accountant.

LI Zhensheng, aged 71, is an Independent Director of the Company and TGOOD Electric Co., Ltd. He was the Head of Shanxi Electric Power and Industrial Bureau, the Chief of Rural Power Department of State Power

Corporation, the Chief Economist and Consultant of State Grid Corporation. Mr. Li graduated from Hebei University of Technology with a bachelor’s degree. He is also a professor-grade senior engineer.

ZHANG Shouwen, aged 49, is an Independent Director of the Company and a Professor and Doctoral Mentor in the Law School of Peking University, the Director of Economic Law Institute of Peking University, the Vice President and Secretary General of the Economic Law Research Society of China Law Society, an Independent Director of Guoxin Securities Co., Ltd. and an Independent Director of Minmetals Development Co., Ltd.. He was a lecturer and Associate Professor of the Law School of Peking University. He graduated from the Law School of Peking University with a PhD in Laws.

YUE Heng, aged 41, is an Independent Director of the Company, a Professor, Dean and Doctorate Mentor of Accounting Department of Guanghua Management School of Peking University, and an Independent Director of Sinopharm, Jingjin Filter Press Group Limited and Beijing United Media Information Technology Co., Ltd. He is the winner of the first session of China National Funds for Distinguished Young Scientists, the winner of New Century Excellent Talents of the Ministry of Education 2012, the leading accounting talent of Ministry of Finance, the Councilor of Accounting Society of China and the Deputy Editor-in-Chief of CJAS magazine of Accounting Society of China. He was the Assistant Professor, Associate Professor and Professor of Accounting Department of Guanghua Management School of Peking University. He graduated from Tulane University in the United States with a doctor’s degree in accounting.

GENG Jianxin, aged 61, is an Independent Director of the Company, a Professor and Doctorate Mentor of Renmin University of China, an Independent Director of Shenzhen Tat Fook Technology Co., Ltd. and Beijing Shouhang Resources Saving Co., Ltd.. He was an assistant accountant of the Geophysical Exploration Company of the Ministry of Metallurgical Industry and associate professor of Hebei University of Economics and Business. He graduated from the Renmin University of China specializing in accounting and holds a doctor’s degree

XIA Qing, aged 58, an Independent Director of the Company, a professor and chairman of the Academic Degrees Committee of the Electrical Engineering Department of Tsinghua University and an Independent Director of Tellhow Sci-Tech Co. Ltd. He was an Independent Director of Datang International Power Generation Co., Ltd. and Yunnan Wenshan Electric Power Co., Ltd.. He graduated from Tsinghua University specializing in electric power system and automation and holds a doctor’s degree.

Supervisors

The table below sets forth certain information concerning our supervisors as of March 31, 2016. The current term for all of our supervisors is three years, which will expire in 2017.

Name	Age	Position with us
Ye Xiangdong	48	Chairman of the Board of Supervisors
Mu Xuan	40	Vice Chairman of the Board of Supervisors
Zhang Mengjiao	51	Supervisor
Gu Jianguo	49	Supervisor
Wang Zhaobin	60	Supervisor
Zhang Ling	55	Supervisor

YE Xiangdong, aged 48, is the Chairman of the Board of Supervisors of the Company, the Vice President of Huaneng Group, a Director of HIPDC, the Executive Director of Huaneng Coal Mining Corporation Company and the Chairman of Xi'an Thermal Power Research Institute Co., Ltd.. He was the Executive Director and President of Huaneng Hulunbeier Energy Development Company Ltd. and the Chief Engineer of Huaneng Group. He graduated from Chongqing University, majoring in thermal energy, and holds a master’s degree in Engineering. He is a senior engineer.

MU Xuan, aged 40, is the Vice Chairman of the Board of Supervisors of the Company and the Vice President of Dalian Construction Investment Group Co., Ltd. He was the Officer of Finance Department, the Deputy Head and

Head of Budget and Finance Department of Dalian Construction Investment Co., Ltd., the Vice President of Dalian Changxing Island Development and Construction Investment Co., Ltd., the Assistant to the President of Dalian Construction Investment Group Co., Ltd. He graduated from Dongbei University of Finance and Economics, majoring in Technical Economy and Management, and holds a master’s degree.

ZHANG Mengjiao, aged 51, is a Supervisor of the Company and the Manager of the Finance Department of HIPDC. She was the Deputy Manager of the Finance Department of the Company. She graduated from Xiamen University, majoring in accounting. She holds a master’s degree in economics and is a senior accountant.

GU Jianguo, aged 49, is a Supervisor of the Company, the Chairman of Nantong Investment & Management Limited Company and the Vice President of Nantong State-owned Assets Investment Holdings Co., Ltd.. Mr. Gu was the Chief of Nantong Investment Management Centre, and a Director and the President of Nantong Investment & Management Limited Company. He graduated from Shanghai Jiao Tong University with a master’s degree. He is an economist.

WANG Zhaobin, aged 60, is a Supervisor of the Company and the Chairman of the Labour Union. He was the Manager of the Administration Department and the Chairman of the Labour Union of the Company. He graduated from China Beijing Municipal Communist Party School, majoring in economic management, and holds a bachelor’s degree. He is a senior corporate culture specialist.

ZHANG Ling, aged 55, is a Supervisor. She was the Manager of the Audit and Supervisory Department of the Company. She graduated from Zhongnan University of Finance and Economics with a bachelor’s degree in management, majoring in financial. She is a senior accountant.

Other Executive Officers

GU Biquan, aged 58, is the Vice President and General Counsel of the Company. He was the Vice President and Secretary to the Board of the Company. He graduated from Beijing Radio and Television University, majoring in Electronics, and holds a college degree. He is an engineer.

ZHOU Hui, aged 52, is the Vice President of the Company. She was the Vice President and Chief Accountant of the Company. She graduated from Renmin University of China, majoring in Financial Accounting, and holds a master’s degree in Economics. She is a senior accountant.

ZHAO Ping, aged 53, is the Vice President of the Company. He was the Chief Engineer of the Company. He graduated from Tsinghua University, majoring in thermal engineering, with a master’s degree in science and an EMBA degree. He is a researcher-grade senior engineer.

DU Daming, aged 49, is the Vice President and the Secretary to the Board of Directors of the Company. He was the Vice President and General Counsel of the Company. He graduated from North China Electric Power University, majoring in electric system and automation, with a master’s degree in science. He is a senior engineer.

WU Senrong, aged 54, is currently the Head of the Discipline Inspection Group of the Company. He was the Head of the Discipline Inspection Group and Vice President of the Company. He graduated from the Economic Management School of Tsinghua University with an EMBA degree. He is a researcher-grade senior engineer.

SONG Zhiyi, aged 55, is the Vice President of the Company. He was the Head of Construction Department of Huaneng Group. He graduated from the Guanghua Management Institute of Peking University, majoring in business administration, with a bachelor’s degree and an MBA degree. He is a senior engineer.

LI Jianmin, aged 54, is the Vice President of the Company. He was the Deputy Chief Economist of the Company. He graduated from North China Electricity College, majoring in power plant and electricity system, with a bachelor’s degree in science. He is a researcher-grade senior engineer.

LIU Ranxing, aged 53, is the Vice President of the Company. He was the President of Huaneng Energy & Communications Holdings Co., Ltd. He graduated from Harbin Institute of Technology, majoring in management engineering, with a master’s degree in science. He is a researcher-grade senior engineer.

HUANG Lixin, aged 49, is the Chief accountant of the Company (commencement of term of office: January 2016). He was the Manager of the Finance Department of the Company, and the Head of the Finance Department of Huaneng Group. He graduated from the Economic Management School of Tsinghua University with an EMBA degree. He is a senior accountant.

HE Yong, aged 57, is the Chief Engineer of the Company. He was the Deputy Chief Engineer of the Company. He graduated from Wuhan University, majoring in corporate management, with a master’s degree in management. He is a researcher-grade senior engineer.

B.	Compensation for Directors, Supervisors and Executive Officers

The table below sets forth the compensation on individual basis for the directors, supervisors and other executive officers for the year ended December 31, 2015:

Name	Position with the Company	Pre-tax Remuneration Paid by the Company in 2015(2)
		(RMB in thousand)
Directors
Mr. Cao Peixi	Chairman of the Board of Directors	-
Mr. Guo Junming	Vice Chairman of the Board of Directors	-
Mr. Liu Guoyue	Executive Director and President	929
Mr. Li Shiqi	Director	-
Mr. Huang Jian	Director	-
Mr. Fan Xiaxia	Executive Director and Vice President	981
Mr. Mi Dabin	Director	65
Mr. Guo Hongbo	Director	12
Mr Xu Zujian(3)	Director	24
Mr. Zhu Yousheng	Director	24
Ms. Li Song	Director	65
Mr. Li Zhensheng	Independent Director	74
Mr. Qi Yudong(3)	Independent Director	6
Mr. Zhang Shouwen	Independent Director	74
Mr. Yue Heng	Independent Director	100
Ms. Zhang Lizi(3)	Independent Director	30
Mr. Geng Jianxin	Independent Director	37
Mr. Xia Qing	Independent Director	37

Sub-total:		2,458

Supervisors
Mr. Ye Xiangdong	Chairman of the Board of Supervisors	-
Mr. Mu Xuan	Vice Chairman of the Board of Supervisors	65
Ms. Zhang Mengjiao	Supervisor	-
Mr. Gu Jianguo	Supervisor	49
Mr. Wang Zhaobin	Supervisor	786
Ms. Zhang Ling	Supervisor	450

Sub-total		1,350

Other Executive officers
Mr. Gu Biquan	Vice President and General Counsel	845
Ms. Zhou Hui	Vice President	845
Mr. Zhao Ping	Vice President	845
Mr. Du Daming	Vice President and Secretary to the Board of Directors	845
Mr. Wu Senrong	Head of Discipline Inspection Group	845
Mr. Song Zhiyi	Vice President	835
Mr. Li Jianmin	Vice President	845
Mr. Liu Ranxing(1)	Vice President	628
Mr. Huang Lixin	Chief Accountant	-

Name	Position with the Company	Pre-tax Remuneration Paid by the Company in 2015(2)
(RMB in thousand)
Mr. He Yong	Chief Engineer	845

Sub-total:		7,378
Total		11,186
___________________________________________
Notes:
(1)	Mr. Liu Ranxing was appointed on March 24, 2015.
(2)
The remuneration paid by the Company in 2015 includes fees, basic salaries, performance salaries and pension. Please see Note 37 to the Item 18 Financial Statements, “Directors’, supervisors’ and senior management’s emoluments”.

(3)	Resigned on June 25, 2015.

The total remuneration paid to our directors, supervisors and executive officers is comprised of basic salaries, performance salaries and pension. Of these, performance salaries account for approximately 50% of the total remuneration. In addition, directors and supervisors who are also officers or employees of the Company receive certain other benefits, such as subsidized or free health care services, housing and transportation, which are customarily provided by large enterprises in the PRC to their employees. Each of the Company’s independent directors receives annual after-tax cash compensation of RMB60,000. We do not have any service contract with any director that provides for benefits upon termination of employment. In 2014, no option was granted to the directors or the supervisors.

C.	Board practice

We, in accordance with the resolutions passed at a shareholders’ general meeting, have set up four board committees, namely, the Audit Committee, the Strategy Committee, the Nomination Committee, and the Remuneration and Appraisal Committee, and formulated the working regulations for each committees in accordance with relevant rules and regulations. All committees operate in accordance with the working rules and utilize their members’ specific backgrounds, experience and industry expertise to provide advice to the board, so as to enhance our operation efficiency and to make the decision-making process better informed.

The main duties of the Audit Committee are to assist our board in performing its statutory and fiduciary duties of supervising our accounting, financial reporting, internal control and compliance, including but not limited to, assisting our board in ensuring (i) the authenticity of our financial statements; (ii) our compliance with the applicable laws and regulations; (iii) the qualification and independence of our independent auditors; (iv) the performances of our independent auditors and internal auditing department and (v) the control and management of the related-party transactions of the Company.

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

The members of Audit Committee are Mr. Yue Heng (Chairman), Mr. Li Zhensheng, Mr. Zhang Shouwen, Mr. Geng Jianxin and Mr. Xia Qing.

The members of Strategy Committee are Mr. Liu Guoyue (Chairman), Mr. Li Shiqi, Mr. Huang Jian, Mr. Fan Xiaxia, Mr. Li Zhensheng and Mr. Xia Qing.

The members of Nomination Committee are Mr. Li Zhensheng (Chairman), Mr. Fan Xiaxia, Mr. Mi Dabin, Ms. Li Song, Mr. Zhang Shouwen, Mr. Yue Heng and Mr. Geng Jianxin.

The members of Remuneration and Appraisal Committee are Mr. Geng Jianxin (Chairman), Mr. Liu Guoyue, Mr. Guo Hongbo, Mr. Zhu Yousheng, Mr. Li Zhensheng, Mr. Yue Heng and Mr. Xia Qing.

D.	Employees

As of December 31, 2015, we have 42,039 employees. Of these, 290 are headquarters management staff, 11,339 are power plant personnel directly involved in the management and operation of the power plants, and the remainder are maintenance personnel, ancillary service workers and others. Over 72% our work force graduated from university or technical college. As of December 31, 2013 and 2014, we had approximately 37,729 and 37,737 employees, respectively.

We conduct continuing education programs for our employees at our head office and at each power plant. We provide training in foreign language, computer, accounting and other areas to our professionals and technicians in their relevant fields. Employees are trained in accordance with the different requirements for professional and managerial positions.

Our labor force is employed through individual labor contracts. Currently, all employees are employed under labor contracts, which specify the employee’s position, responsibilities, remuneration and grounds for termination. Short-term labor contracts have fixed terms of typically one to five years, at the end of which they may be renewed by agreement of both the Company and the employee.

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

In compliance with the relevant regulations, we and our employees participate in the local government pension plan under which all the employees are entitled to pension payments upon retirement. See Note 34 to the Financial Statements.

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

Our outstanding ordinary shares consist of A Shares and H Shares, each with a par value of RMB1.00 per share. The following table sets forth certain information regarding our major shareholders as of March 31, 2016.

Shareholder	Number of shares	Approximate percentage in the total issued domestic share capital %		Approximate percentage in the total issued share capital %
Huaneng International Power Development Corporation	5,066,662,118	48.25		33.33
China Huaneng Group(1)	1,629,264,402	15.52		10.72
Hebei Provincial Construction Investment Company	603,000,000	5.74		3.97
China Hua Neng Hong Kong Company Limited	472,000,000	-	(2)	3.11
___________________________________________
Notes:
(1)	Of the 1,629,264,402 shares, 74,139,853 domestic shares through its controlling subsidiary, Huaneng Finance Corporation Limited.
(2)	472,000,000 shares are H shares and represent 10.04% of the total issued H shares of the Company and 3.11% of the total issued share capital of the Company.

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

In 2010, we increased our share capital through non-public issuances of new shares, including A shares and H shares. With the approval of shareholders and relevant PRC governmental authorities, we were authorized to issue (i) not exceeding 1,500 million new A shares by way of placement to not more than 10 designated investors, including Huaneng Group, which would subscribe for no more than 500 million new A shares, and (ii) no more than 500 million new H Shares to China Hua Neng Hong Kong Company Limited (“Hua Neng HK”). On December 23, 2010, we completed the non-public issuance of 1,500 million new A shares (ordinary shares with a par value of RMB1 per share) to 10 designated investors, including Huaneng Group, at the issuance price of RMB5.57 per share. The shares subscribed by Huaneng Group are subject to a lock-up period of 36 months.

On December 28, 2010, we completed the placement of 500 million H shares (ordinary shares with a par value of RMB1 per share) to Hua Neng HK at the subscription price of HK$4.73 per share.

On November 13, 2014, we completed placement of 365 million H Shares at the price of HK$8.60 per share.

On November 20, 2015, we completed placement of 780 million H Shares at the price of HK$7.32 per share.

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

On June 28, 2014, pursuant to Guideline No. 4 for the Supervision of Listed Companies No.4 - Commitments and Their Fulfillment by Listed Companies and Their Actual Controllers, Shareholders, Related Parties and Acquirers issued by CSRC, Huaneng Group strengthened its aforementioned non-competing undertaking in the following ways: (i) it shall treat us as the only platform for integrating the conventional energy business of Huaneng Group; (ii) with respect to the conventional energy business assets of Huaneng Group located in Shandong Province, Huaneng Group undertakes that by the end of 2016, it will inject such assets into the our Company when the profitability of such assets has been improved and meets our internal requirements for the listing of our assets, which include clear delineation of assets and shares ownership between our Company and Huaneng Group, absence of decrease in earnings per share of the Company after the injection and any unlawful events of significance, appreciation of state-owned assets, and certain waivers of shareholder rights by Huaneng Group; (iii) with respect to the other non-listed conventional energy business assets of Huaneng Group in other provincial administrative regions, Huaneng Group undertook that by the end of 2016, upon such assets meeting the our aforementioned internal requirements, the Group will inject such assets into the Company, with a view to supporting the Company’s continuous and stable development; and (iv) Huaneng Group will continue to perform each of its undertakings to support the development of its subordinated listed companies. The period of such undertakings is between June 28, 2014 and December 31, 2016.

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

Guarantees

The table below sets forth information on guarantees provided by Huaneng Group, HIPDC and the Company to the related parties in 2015 for the purposes of financing their operation, construction and renovation.

Guarantor	Guarantee	Interest Rate	Largest Amount Outstanding in 2015	Amount Outstanding As of December 31, 2015
		(%)	(RMB)	(RMB)
Huaneng Group	The Company	6.36	16,315,897.41	0.00
(Ultimate Parent of the Company)	The Company	LIBOR + 0.075	19,358,422.02	0.00
	Yangliuqing Power Company(1)	2.15	254,845,628.27	213,993,985.80
	Hainan Power	4.17	625,000,000.00	500,000,000.00
HIPDC	The Company	5.00	2,000,000,000.00	2,000,000,000.00
	Ruijin Power	4.86	264,000,000.00	228,000,000.00
The Company	Tuas Power Company(1)	SIBOR+1.65	11,216,464,042.81	10,784,837,243.69
	Tuas Power Company(1)	SIBOR+1.65	1,644,866,718.16	1,581,569,715.30
______________________________________________
Note:
(1)	These entities are subsidiaries of the Company.

Loans

The table below sets forth the loans made by Huaneng Group, subsidiaries of Huaneng Group, and the Company to the related parties in 2015 for the purposes of financing their operation, construction and renovation.

Lender	Borrower	Interest Rate	Largest Amount Outstanding in 2015	Outstanding Balance as of December 31, 2015
		%	(RMB)	(RMB)
Huaneng Finance	The Company	5.04	200,000,000	-
Huaneng Finance	The Company	4.82	200,000,000	-
Huaneng Finance	Weihai Power	4.82	100,000,000	-
Huaneng Finance	Weihai Power	3.92	100,000,000	100,000,000
Huaneng Finance	Xindian Power	4.37	100,000,000	100,000,000
Huaneng Finance	Xindian Power	4.85	100,000,000	-
Huaneng Finance	Tongxiang CGGT	4.13	100,000,000	100,000,000
Huaneng Finance	Huaiyin II Power	3.92	150,000,000	150,000,000
Huaneng Finance	Huaiyin II Power	5.04	100,000,000	-
Huaneng Finance	Suzhou Power	5.04	160,000,000	-
Huaneng Finance	Suzhou Power	3.92	40,000,000	40,000,000
Huaneng Finance	Qinbei Power	4.59	200,000,000	200,000,000
Huaneng Finance	Qinbei Power	4.59	200,000,000	-
Huaneng Finance	Yushe Power	4.13	100,000,000	100,000,000
Huaneng Finance	Yushe Power	4.14	100,000,000	-
Huaneng Finance	Yushe Power	4.13	130,000,000	-
Huaneng Finance	Yushe Power	4.35	100,000,000	-
Huaneng Finance	Luohuang Power	4.82	200,000,000	-
Huaneng Finance	Luohuang Power	3.92	200,000,000	200,000,000
Huaneng Finance	Luohuang Power	3.92	100,000,000	100,000,000
Huaneng Finance	Luohuang Power	3.92	100,000,000	100,000,000
Huaneng Finance	Pingliang Power	3.92	100,000,000	100,000,000
Huaneng Finance	Pingliang Power	5.60	100,000,000	-
Huaneng Finance	Pingliang Power	4.37	100,000,000	100,000,000
Huaneng Finance	Yangliuqing Power	3.92	200,000,000	200,000,000
Huaneng Finance	Yangliuqing Power	4.59	200,000,000	-
Huaneng Finance	Yangliuqing Power	3.92	500,000	500,000
Huaneng Finance	Hualiangting Power	4.85	10,000,000	-
Huaneng Finance	Hualiangting Power	4.13	5,000,000	5,000,000
Huaneng Finance	Wuhan Power	4.59	200,000,000	200,000,000
Huaneng Finance	Suzhou CCGT	5.08	100,000,000	-
Huaneng Finance	Suzhou CCGT	5.08	100,000,000	-
Huaneng Finance	Suzhou CCGT	4.85	30,000,000	-
Huaneng Finance	Suzhou CCGT	4.13	100,000,000	100,000,000
Huaneng Finance	Suzhou CCGT	4.13	100,000,000	100,000,000
Huaneng Finance	Suzhou CCGT	4.13	30,000,000	30,000,000
Huaneng Finance	Anyuan Power	5.08	50,000,000	-
Huaneng Finance	Anyuan Power	5.08	50,000,000	-
Huaneng Finance	Hainan Power	5.08	200,000,000	-
Huaneng Finance	Hainan Power	5.08	100,000,000	-
Huaneng Finance	Hainan Power	4.37	100,000,000	-
Huaneng Finance	Hainan Power	4.37	50,000,000	-
Huaneng Finance	Jingmen Power	5.32	200,000,000	200,000,000
Huaneng Finance	Yingcheng Thermal Power	4.82	150,000,000	150,000,000
Huaneng Finance	The Company	4.50	267,000,000	-
Huaneng Finance	Yangliuqing Power	5.40	150,000,000	-
Huaneng Finance	Wuhan Power	6.32	200,000,000	-
Huaneng Finance	Dalongtan Hydropower	5.84	30,000,000	30,000,000
Huaneng Finance	Qingdao Co-generation	4.75	60,000,000	60,000,000
Huaneng Finance	Qingdao Co-generation	4.66	75,000,000	75,000,000
Huaneng Finance	Hainan Power	4.41	206,000,000	166,000,000

Lender	Borrower	Interest Rate	Largest Amount Outstanding in 2015	Outstanding Balance as of December 31, 2015
		%	(RMB)	(RMB)
Huaneng Group	The Company	4.28	640,484,600	640,484,600
Huaneng Group	Wuhan Power	5.54	24,530,000	24,530,000
Huaneng Clean Energy	The Company	4.14	150,000,000	-
Hua Neng HK	Beijing Co-Generation	5.40	100,000,000	-
Beijing Co-Generation	The Company	5.60	100,000,000	-
Beijing Co-Generation	The Company	4.14	50,000,000	-
Beijing Co-Generation	The Company	4.14	200,000,000	-
Beijing Co-Generation	The Company	4.14	50,000,000	-
Beijing Co-Generation	The Company	3.92	180,000,000	180,000,000
Beijing Co-Generation	The Company	3.92	130,000,000	130,000,000
Beijing Co-Generation	The Company	4.14	500,000,000	-
Beijing Co-Generation	The Company	4.14	450,000,000	-
Beijing Co-Generation	The Company	4.14	70,000,000	-
Jinling Power	Jinling CCGT	6.00	100,000,000	-
Huaneng International Power Fuel	The Company	5.10	200,000,000	-
Huaneng International Power Fuel	The Company	3.92	100,000,000	100,000,000
Huaneng International Power Fuel	The Company	3.92	200,000,000	200,000,000
HIPDC	Chaohu Power	5.30	800,000,000	800,000,000
HIPDC	Chaohu Power	5.54	300,000,000	-
HIPDC	Chaohu Power	4.28	210,000	210,000
HIPDC	Anyuan Power	5.30	100,000,000	100,000,000
HIPDC	Ruijin Power	5.54	400,000,000	-
HIPDC	Ruijin Power	5.30	300,000,000	300,000,000
HIPDC	Jingmen Power	5.30	300,000,000	300,000,000
HIPDC	Yingcheng Thermal Power	5.30	200,000,000	200,000,000
The Company	Diandong Energy	4.60	40,000,000	-
The Company	Yuwang Energy	4.60	10,000,000	-
The Company	Qingdao Co-generation	4.60	50,000,000	-
The Company	Xindian Power	4.60	1,285,000,000	1,285,000,000
The Company	Subaoding Wind Power	4.60	50,000,000	50,000,000
The Company	Nanjing CCGT	6.00	400,000,000	-
The Company	Luoyuan Power	4.35	250,000,000	250,000,000
The Company	Changtu Wind Power	4.35	153,000,000	35,000,000
The Company	Linggang Co-generation CCGT	4.37	400,000,000	400,000,000
The Company	Huanyin II Power	5.35	1,200,000,000	-
The Company	Guidong Wind Power	5.49	10,000,000	-
The Company	Jiangxi Clean Energy	5.49	10,000,000	-
The Company	Suzihe Hydropower	4.35	400,890,000	400,890,000
The Company	Mianchi Co-generation	5.06	80,000,000	-
The Company	Zuoquan Power	4.60	300,000,000	-
The Company	Shantou Haimen Power	4.60	240,000,000	-
The Company	Suzhou CCGT	4.69	67,264,000	-
The Company	Yushe Power	4.35	265,000,000	-
The Company	Guilin Power	4.35	20,000,000	20,000,000
The Company	Hualu Sea Transportation	5.10	35,000,000	-
The Company	Luoyang Co-generation	6.49	20,000,000	-
The Company	Taicang Power	6.16	200,000,000	-
The Company	Liangjiang CCGT	5.60	30,000,000	-
The Company	Zhanhua Co-generation	6.00	750,000,000	-
The Company	Guanyun Co-generation	4.35	64,000,000	64,000,000
The Company	Huade Wind Power	6.03	34,000,000	-
The Company	Dongshan CCGT	5.61	50,000,000	-
The Company	Changxing Power	5.10	18,000,000	-
The Company	Qinbei Power	4.60	1,600,000,000	-
The Company	Yingkou Co-generation	4.35	500,000,000	310,000,000

Lender	Borrower	Interest Rate	Largest Amount Outstanding in 2015	Outstanding Balance as of December 31, 2015
		%	(RMB)	(RMB)
The Company	Fujian Harbour	4.35	1,551,800,000	1,551,800,000
The Company	Tongxiang CCGT	4.74	80,000,000	-
The Company	Luhe Wind Power	6.03	20,000,000	-
The Company	Panxian Wind Power	4.95	10,000,000	-
The Company	Fuyuan Wind Power	5.35	20,000,000	-
The Company	Anyuan Power	4.35	50,000,000	50,000,000
The Company	Pingliang Power	5.60	970,000,000	-
The Company	Huaining Wind Power	6.60	10,000,000	-
The Company	Rudong Wind Power	4.35	100,000,000	100,000,000
The Company	Jiuquan II Wind Power	5.60	100,000,000	-
The Company	Wafangdian Wind Power	5.60	142,500,000	-
The Company	Qidong Wind Power	4.35	360,000,000	360,000,000
The Company	Jieshan Wind Power	4.35	20,000,000	20,000,000
The Company	Taihang Power	4.35	50,000,000	50,000,000
The Company	Haimen Port	4.35	410,000,000	410,000,000
The Company	Yuwang Energy	4.35	100,000,000	100,000,000
The Company	Diandong Energy	4.60	90,000,000	-
The Company	Yushe Power	4.35	340,000,000	-
The Company	Jiangxi Clean Energy	6.03	5,000,000	-
The Company	Shantou Haimen Power	4.60	160,000,000	-
The Company	Zuoquan Power	4.60	600,000,000	-
The Company	Mianchi Co-generation	5.06	100,000,000	-
The Company	Guidong Wind Power	4.60	40,000,000	-
The Company	Rudong Wind Power	4.35	100,000,000	100,000,000
The Company	Pingliang Power	5.60	1,250,000,000	-
The Company	Anyuan Power	4.35	90,000,000	90,000,000
The Company	Fuyuan Wind Power	5.61	30,000,000	-
The Company	Panxian Wind Power	4.95	10,000,000	-
The Company	Dongshan CCGT	5.61	30,000,000	-
The Company	Huade Wind Power	4.60	200,000,000	-
The Company	Liangjiang CCGT	5.32	200,000,000	-
The Company	Taicang Power	5.60	100,000,000	-
The Company	Luoyang Co-generation	6.46	80,000,000	-
The Company	Hualu Sea Transportation	5.06	130,000,000	130,000,000
The Company	Zhanhua Co-generation	6.00	200,000,000	-
The Company	Tongxiang CCGT	4.80	230,000,000	-
The Company	Yingkou Xianrendao Co-generation	6.16	40,000,000	-
The Company	Huanyin II Power	4.35	450,000,000	450,000,000
The Company	Suzhou CCGT	4.35	220,000,000	220,000,000
The Company	Xiangqi Hydropower	5.76	10,000,000	-
The Company	Xindian Power	4.60	150,000,000	-
The Company	Qingdao Co-generation	4.60	20,000,000	-
The Company	Luoyuan Power	4.35	100,000,000	100,000,000
The Company	Qidong Wind Power	4.35	40,000,000	40,000,000
The Company	Wafangdian Wind Power	4.35	112,500,000	112,500,000
The Company	Diandong Energy	4.60	73,000,000	-
The Company	Yuwang Energy	4.35	11,000,000	11,000,000
The Company	Jiangxi Clean Energy	5.76	10,000,000	-
The Company	Shantou Haimen Power	4.60	110,000,000	-
The Company	Yushe Power	4.35	160,000,000	-
The Company	Guidong Wind Power	4.60	60,000,000	-
The Company	Mianchi Co-generation	5.06	20,000,000	-
The Company	Zuoquan Power	4.60	500,000,000	-
The Company	Pingliang Power	5.60	100,000,000	-
The Company	Panxian Wind Power	4.95	20,000,000	-
The Company	Fuyuan Wind Power	5.34	70,000,000	-

Lender	Borrower	Interest Rate	Largest Amount Outstanding in 2015	Outstanding Balance as of December 31, 2015
		%	(RMB)	(RMB)
The Company	Qinbei Power	4.28	1,400,000,000	1,400,000,000
The Company	Dongshan CCGT	4.60	11,000,000	-
The Company	Liangjiang CCGT	5.35	200,000,000	-
The Company	Yushe Power	4.13	500,000,000	500,000,000
The Company	Luoyuan Power	4.13	417,000,000	417,000,000
The Company	Haimen Port	5.49	160,000,000	-
The Company	Jiangxi Clean Energy	4.60	20,000,000	20,000,000
The Company	Dongshan CCGT	4.35	34,000,000	-
The Company	Huade Wind Power	4.35	68,000,000	30,000,000
The Company	Liangjiang CCGT	5.08	100,000,000	-
The Company	Fuyuan Wind Power	5.06	30,000,000	-
The Company	Panxian Wind Power	4.60	54,000,000	54,000,000
The Company	Zuoquan Power	4.60	1,000,000,000	-
The Company	Mianchi Co-generation	5.06	50,000,000	-
The Company	Yushe Power	4.35	140,000,000	140,000,000
The Company	Shantou Haimen Power	4.60	730,000,000	-
The Company	Yuwang Energy	5.76	100,000,000	-
The Company	Diandong Energy	4.60	210,000,000	210,000,000
The Company	Yushe Power	4.13	365,000,000	365,000,000
The Company	Zhanhua Co-generation	4.37	300,000,000	-
The Company	Tongxiang CCGT	4.80	80,000,000	80,000,000
The Company	Yingkou Xianrendao Co-generation	6.16	16,250,000	-
The Company	Qingdao Co-generation	4.60	50,000,000	50,000,000
The Company	Xindian Power	4.60	570,000,000	455,000,000
The Company	Suzhou CCGT	4.35	30,000,000	30,000,000
The Company	Xiangqi Hydropower	5.89	100,000,000	-
The Company	Diandong Energy	4.60	150,000,000	-
The Company	Yuwang Energy	5.06	40,000,000	-
The Company	Mianchi Co-generation	5.06	50,000,000	-
The Company	Panxian Wind Power	4.35	10,000,000	10,000,000
The Company	Fuyuan Wind Power	5.06	32,000,000	-
The Company	Huade Wind Power	4.35	140,000,000	140,000,000
The Company	Dongshan CCGT	4.35	120,000,000	-
The Company	Liangjiang CCGT	4.35	231,000,000	231,000,000
The Company	Xiangqi Hydropower	5.89	10,000,000	-
The Company	Haimen Port	5.10	120,000,000	-
The Company	Xiangqi Hydropower	4.60	200,000,000	-
The Company	Yuwang Energy	4.60	60,000,000	-
The Company	Diandong Energy	5.49	100,000,000	-
The Company	Zuoquan Power	4.35	1,900,000,000	1,900,000,000
The Company	Yushe Power	4.79	140,000,000	140,000,000
The Company	Dongshan CCGT	4.35	80,000,000	80,000,000
The Company	Tongxiang CCGT	4.35	400,000,000	400,000,000
The Company	Xiangqi Hydropower	4.60	20,000,000	-
The Company	Liangjiang CCGT	4.35	230,000,000	230,000,000
The Company	Fuyuan Wind Power	5.35	40,000,000	-
The Company	Dongshan CCGT	4.35	165,000,000	165,000,000
The Company	Diandong Energy	5.06	20,000,000	-
The Company	Yuwang Energy	4.60	60,000,000	-
The Company	Yushe Power	4.35	100,000,000	50,000,000
The Company	Haimen Port	5.10	280,000,000	-
The Company	Xiangqi Hydropower	4.35	20,000,000	20,000,000
The Company	Liangjiang CCGT	4.35	130,000,000	130,000,000
The Company	Yuwang Energy	4.60	60,000,000	-
The Company	Diandong Energy	5.06	150,000,000	-
The Company	Yushe Power	6.03	140,000,000	-

Lender	Borrower	Interest Rate	Largest Amount Outstanding in 2015	Outstanding Balance as of December 31, 2015
		%	(RMB)	(RMB)
The Company	Shantou Haimen Power	4.35	70,000,000	70,000,000
The Company	Xiangqi Hydropower	4.35	20,000,000	20,000,000
The Company	Diandong Energy	4.60	100,000,000	-
The Company	Yuwang Energy	5.06	250,000,000	-
The Company	Shantou Haimen Power	4.35	330,000,000	330,000,000
The Company	Yushe Power	5.76	200,000,000	-
The Company	Haimen Port	5.61	24,000,000	-
The Company	Shantou Haimen Power	4.35	300,000,000	300,000,000
The Company	Yuwang Energy	4.60	480,000,000	-
The Company	Diandong Energy	4.60	200,000,000	-
The Company	Xiangqi Hydropower	4.35	200,000,000	200,000,000
The Company	Diandong Energy	4.60	200,000,000	-
The Company	Yuwang Energy	4.60	87,000,000	-
The Company	Diandong Energy	4.60	148,000,000	-
The Company	Diandong Energy	4.60	1,100,000,000	-
The Company	Diandong Energy	4.60	200,000,000	-
The Company	Enshi Maweigou Hydropower	4.75	10,000,000	10,000,000
The Company	Luohuang Power	4.28	34,500,000	34,500,000
The Company	Yueyang Power	4.28	14,780,000	14,780,000
The Company	Dalian Power	4.51	21,000,000	21,000,000
The Company	Yangliuqing Power	4.28	4,390,000	4,390,000
The Company	Shidoukou Power Company	4.50	5,160,000	-
The Company	Changtu Wind Power	4.51	118,000,000	118,000,000
The Company	Dalongtan Hydropower	4.75	5,000,000	5,000,000
The Company	Enshi Maweigou Hydropower	4.99	12,000,000	12,000,000
The Company	Huaqing Energy	4.51	32,000,000	32,000,000
The Company	Yingkou Xianrendao Co-generation	4.51	40,000,000	40,000,000
The Company	Haimen Port	4.51	160,000,000	160,000,000
The Company	Qinbei Power	4.28	4,200,000	4,200,000
The Company	Yingkou Xianrendao Co-generation	5.20	700,000,000	700,000,000
The Company	Linggang Co-generation CCGT	4.51	530,000,000	530,000,000
The Company	Huade Wind Power	4.75	170,000,000	170,000,000
The Company	Pingliang Power	4.75	2,320,000,000	2,320,000,000
The Company	Yushe Power	4.51	140,000,000	140,000,000
The Company	Hualu Sea Transportation	4.75	35,000,000	35,000,000
The Company	Enshi Maweigou Hydropower	4.75	115,250,000	115,250,000
The Company	Huanyin II Power	4.51	450,000,000	450,000,000
The Company	Shantou Haimen Power	5.46	1,000,000,000	850,000,000
The Company	Yushe Power	4.51	200,000,000	200,000,000
The Company	Panxian Wind Power	4.75	5,000,000	5,000,000
The Company	Shantou Haimen Power	5.46	120,000,000	120,000,000
The Company	Qingdao Co-generation	4.66	12,000,000	12,000,000
The Company	Zhanhua Co-generation	4.75	1,250,000,000	1,250,000,000
The Company	Enshi Maweigou Hydropower	4.75	100,000,000	100,000,000
The Company	Shantou Haimen Power	5.46	600,000,000	600,000,000
The Company	Fuyuan Wind Power	5.23	10,000,000	-
The Company	Dongshan CCGT	4.51	50,000,000	50,000,000
The Company	Dongshan CCGT	4.51	150,000,000	150,000,000
The Company	Xiangqi Hydropower	4.75	120,000,000	120,000,000
The Company	Dongshan CCGT	4.51	234,396,000	234,396,000
The Company	Dongshan CCGT	4.51	65,604,000	65,604,000
The Company	Yuwang Energy	4.51	100,000,000	100,000,000
The Company	Yuwang Energy	4.75	227,000,000	227,000,000
The Company	Yuwang Energy	4.75	1,047,000,000	1,047,000,000
The Company	Yuwang Energy	4.75	100,500,000	100,500,000

Lender	Borrower	Interest Rate	Largest Amount Outstanding in 2015	Outstanding Balance as of December 31, 2015
		%	(RMB)	(RMB)
The Company	Diandong Energy	3.95	1,000,000,000	1,000,000,000
The Company	Diandong Energy	4.75	210,000,000	210,000,000
The Company	Yuwang Energy	4.75	88,000,000	88,000,000
The Company	Diandong Energy	4.75	100,000,000	100,000,000
The Company	Diandong Energy	4.75	300,000,000	300,000,000
The Company	Diandong Energy	4.75	2,271,000,000	2,271,000,000
The Company	Diandong Energy	4.75	100,000,000	100,000,000
The Company	Diandong Energy	4.75	100,000,000	100,000,000
Wuhan Power	Dalongtan Hydropower	4.37	4,000,000	4,000,000
Qinbei Power	The Company	5.60	150,000,000	-
Huaiyin Power	Huanyin II Power	4.35	300,000,000	300,000,000
Huaiyin Power	Huanyin II Power	5.35	100,000,000	45,000,000
Yueyang Power	The Company	5.08	490,000,000	-
Yueyang Power	Xiangqi Hydropower	6.00	10,000,000	-
Yumen Wind Power	The Company	5.60	80,000,000	-
Yumen Wind Power	The Company	3.92	70,000,000	70,000,000
Jiuquan Wind Power	The Company	5.60	190,000,000	-
Jiuquan Wind Power	The Company	3.92	100,000,000	100,000,000
Jiuquan Wind Power	The Company	3.92	190,000,000	190,000,000
Yangliuqing Power	The Company	5.35	20,000,000	-
Yangliuqing Power	The Company	4.14	40,000,000	-
Yangliuqing Power	The Company	4.14	30,000,000	-
Yangliuqing Power	The Company	4.14	130,000,000	-
Xi’an Thermal	Diandong Energy	4.37	100,000,000	-
Xi’an Thermal	Diandong Energy	4.37	100,000,000	-

Lease Agreement
Pursuant to a leasing agreement and a supplemental agreement entered into by Huaneng Property Co., Ltd. (formerly known as Beijing Huaneng Mansion Construction and Management Co., Ltd.) and us on April 1, 2010 and July 1, 2011, respectively, Huaneng Construction agreed to lease the designated offices of Huaneng Mansion to us until March 31, 2014.  On April 1, 2014, we renewed the leasing agreement with Huaneng Property Co., Ltd. with a total leasing area of 30,428.70 square meters for three years. After renewal, such leasing agreement will expire on March 31, 2017 and the annual rent is RMB116.62 million. On April 1, 2015, we entered into a supplemental agreement with Huaneng Property Co., Ltd. in connection with the leasing agreement with Huaneng Property Co., Ltd. on April 1, 2010, pursuant to which the total leasing area increased by 37 square meters from 30,428.70 square meters to 30,465.70 square meters and the annual rent is RMB116.76 million.

Transactions with Huaneng Group

On November 19, 2014, we entered into the Framework Agreement with Huaneng Group, our ultimate controlling shareholder, for a term commencing on January 1, 2015 and expiring on December 31, 2015. Pursuant to the Huaneng Group Framework Agreement, we will conduct the following transactions with Huaneng Group and its subsidiaries and associates: (i) purchase of ancillary equipment and parts; (ii) purchase of coal and transportation services; (iii) sale of products; (iv) leasing of facilities, land and office spaces; (v) purchase of technical services, engineering contracting services and other services; (vi) provision of entrusted sale services; (vii) deposits of the Company and its subsidiaries; and (viii) entrusted sale service. On November 19, 2014, we renewed the Huaneng Group Framework Agreement with Huaneng Group, for a term commencing on January 1, 2015 and expiring on December 31, 2015.

Transactions with Huaneng Finance

On April 22, 2014, we entered into the Huaneng Finance Framework Agreement with Huaneng Finance, a subsidiary of Huaneng Group, for a term commencing on January 1, 2015 and expiring on December 31, 2017. Pursuant to the Huaneng Finance Framework Agreement, we will enter into the following transactions with Huaneng Finance: (i) placing cash deposits by us with Huaneng Finance; (ii) provision of discounting services by Huaneng Finance to us; and (iii) provision of loan advancement by Huaneng Finance to us. Such transactions will be conducted on an on-going basis and will constitute continuing connected transactions under the Hong Kong Listing Rules. During the period from 2015 to 2017, the maximum outstanding balance of the deposits to be placed with Huaneng Finance under the Huaneng Finance Framework Agreement, on a daily basis, will not exceed RMB8 billion. As of December 31, 2015, we placed with Huaneng Finance current deposits of approximately RMB4,599.92 million, which bore interest rates ranging from 0.35% to 1.35% per annum.

Entrusted Management Agreement with Huaneng Group

We have entered into certain entrusted management agreement with Huaneng Group in connection with mutual management of electricity assets. Services under such entrusted management arrangements include preliminary project planning, annual budget and comprehensive planning, power marketing, production management of power plants, construction management, financial management, human resources and labor wages management, administration management, legal service management, assets operation and shareholding management, information disclosure management, related party transaction management, risk and internal control management, general supervision, comprehensive affairs management and reporting/co-ordination management. By entering into these entrusted management arrangements, we aim to further improve the overall and management efficiency of our electricity assets in several provinces via the province level management system of Huaneng Group.

Coal purchases and service fee occurred for transportation

In 2015, we paid RMB13,856.19 million, RMB327.54 million, RMB1,342.66 million, RMB1,879.29 million and RMB2,103.73 million, respectively, to China Huaneng Group Fuel Co., Ltd., Huaneng Energy & Communications Holdings Co., Ltd. and its subsidiaries, Rizhao Power Company, Gansu Huating Coal Power Co., Ltd. and Shanghai Time Shipping for coal purchase and service fees incurred for transportation.

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

We have completed these transactions in January 2015.

Establishing Joint Venture with Hua Neng HK

On November 19, 2014, we entered into a joint venture contract with Hua Neng HK to jointly establish Huaneng Rudong Baxianjiao Offshore Wind Power Company Limited (“Baxianjiao Wind Power”), pursuant to which, Baxianjiao Wind Power shall have registered capital of RMB610 million, we will hold 70% of its equity interest and contribute capital of RMB427 million, and Hua Neng HK will hold 30% of its equity interest and contribute capital equivalent to RMB183 million by U.S. dollars cash remittance.

For a detailed discussion of related party transactions, see Note 35 to the Financial Statements.

C.	Interests of experts and counsel

Not applicable.

ITEM 8	Financial Information

A.	Consolidated statements and other financial information

See pages F-1 to F-105.

Legal proceedings

Other than that disclosed under “Item 5. Operating and Financial Reviews and Prospects – G. Guarantees for loans and restricted assets”, we are not a defendant in any material litigation or arbitration and no litigation or claim of material importance is known to us or any member of the Board of Directors of us to be pending or threatened against us.

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

Our board has proposed a cash dividend of RMB0.47 per ordinary share (tax inclusive) for the year ended December 31, 2015, which is equivalent to RMB18.8 per ADS. The total dividend to be paid upon approval amounts to approximately RMB7,144 million.

B.	Significant changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9	The Offer and Listing

A.	Offer and listing details and markets

The Company’s ADSs have been listed on the New York Stock Exchange since October 6, 1994. The table below sets forth, for the periods indicated, the high and low closing prices of the ADSs on the New York Stock Exchange

		Closing Price per ADS
		High	Low
		(US$)	(US$)
2011		23.87	15.67
2012		37.15	21.02
2013		49.37	33.83
2014		56.44	31.51
2015		61.13	32.76

2014	First Quarter	39.06	31.51
	Second Quarter	45.24	39.17
	Third Quarter	49.21	43.66
	Fourth Quarter	56.44	42.65

2015	First Quarter	59.94	44.20
	Second Quarter	61.13	48.79
	Third Quarter	52.48	41.50
	Fourth Quarter	49.77	32.76

2016	First Quarter	36.81	29.44

2015	October	49.77	42.82
	November	43.45	35.56
	December	36.66	32.76

2016	January	34.92	30.84
	February	33.21	29.44
	March	36.81	31.96
__________________________________________
Source: Reuters

Each ADS represents 40 H shares. As of March 31, 2016, there were 112 registered holders of American Depositary Receipts evidencing ADS.

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

	Closing Price per H Share
	High	Low
	(HK$)	(HK$)
2011	4.65	3.02
2012	7.19	4.13
2013	9.64	6.21
2014	10.92	6.21
2015	11.76	6.40

Closing Price per H Share
High	Low
(HK$)	(HK$)
2014	First Quarter	7.61	6.21
	Second Quarter	8.75	7.57
	Third Quarter	9.52	8.48
	Fourth Quarter	10.92	8.30

2015	First Quarter	11.30	8.54
	Second Quarter	11.76	9.37
	Third Quarter	9.89	9.22
	Fourth Quarter	9.59	6.40

2016	First Quarter	7.12	5.72

2015	October	9.59	8.43
	November	8.41	6.76
	December	7.1	6.40

2016	January	6.89	5.91
	February	6.49	5.72
	March	7.12	6.10

As of March 31, 2016, there were 399 registered holders of H Shares.

ITEM 10	Additional Information

A.	Share capital

Not applicable.

B.	Memorandum and articles of association

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

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated:

		Noon Buying Rate
Period		End	Average(1)	High	Low
			(RMB per US$1.00)
2011		6.2939	6.4475	6.2939	6.6364
2012		6.2301	6.2990	6.2221	6.3879
2013		6.0537	6.1412	6.0537	6.2438
2014		6.2046	6.1704	6.0402	6.2591
2015		6.4778	6.2869	6.4896	6.1870
	October	6.3180	6.3505	6.3591	6.3180
	November	6.3883	6.3640	6.3945	6.3180
	December	6.4778	6.4491	6.4896	6.3883
2016	January	6.5752	6.5726	6.5932	6.5219
	February	6.5525	6.5501	6.5795	6.5154
	March	6.4480	6.5027	6.5500	6.4480
	April (through April 8, 2016)	6.4628	6.4720	6.4780	6.4599
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

We do not believe that we were classified as a PFIC for the taxable year ended December 31, 2015. The determination of whether we will be or become a PFIC will depend, in part, upon the composition of our income and our assets (which are subject to change from year to year) and the market price of our ADSs (of which we cannot control). Although we do not expect that our business plans will change in a manner that will affect our PFIC status, no assurance can be given in this regard. Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance may be given with respect to our PFIC status for any taxable year.

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

Detailed information relating to the available-for-sale financial assets is disclosed in Note 10 to the financial statements. The Company has a supervisor in the supervisory committee of the most significant investment in available-for-sale financial assets (China Yangtze Power Co., Ltd.) and may exercise protective rights. The Company also closely monitors the pricing trends in the open market in determining its long-term strategic stakeholding decisions.

The Company and its subsidiaries are exposed to fuel price risk on fuel purchases. In particular, SinoSing Power and its subsidiaries use fuel oil swap to hedge against such a risk and designate them as cash flow hedges. Please refer to Note 14 to the financial statements for details.

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

The following table provides information, by maturity date, regarding our foreign currency sensitive financial instruments, which consist of bank balances and cash, short-term and long-term debt obligations, capital commitments and forward exchange contracts as of December 31, 2015 and average interest rates for the year ended December 31, 2015.

(RMB expressed in millions, except interest rate and exchange rate)

	As of December 31, 2015
	Expected Maturity Date						Total	Fair Value
	2016	2017	2018	2019	2020	Thereafter
On-balance sheet financial instruments
Bank balances and cash:
In U.S. Dollar	560	-	-	-	-	-	560	560
In Japanese Yen	0.205	-	-	-	-	-	0.205	0.205
In Hong Kong Dollar	0.128	-	-	-	-	-	0.128	0.128

Debts
Fixed rate bank loans
(Japanese Yen)	6	6	6	6	6	122	152	81
Average interest rate	1.380	1.380	1.380	1.380	1.380	1.380	—	—

As of December 31, 2015
Expected Maturity Date						Total	Fair Value
2016	2017	2018	2019	2020	Thereafter
Fixed rate bank loans(Euro)	66	66	60	42	32	78	344	288
Average interest rate	2.085	2.085	2.079	2.048	2.014	2.013	—	—

Variable rate bank and other loans
(U.S. Dollar)	389	389	389	389	389	1,125	3,070	3,070
Average interest rate	1.380	1.380	1.380	1.380	1.380	1.380	—	—

Gas purchase commitments (U.S. Dollar)	3,579	3,621	3,621	3,621	3,631	14,502	32,575	32,575

	As of December 31, 2015
	Expected Maturity Date						Total	Fair Value
	2016	2017	2018	2019	2020	Thereafter
Forward exchange contracts (Receive US $ / Pay S$)
Contract amount	2,105	528	140	27	-	-	2,800	139
Average Contractual Exchange Rate	1.36	1.34	1.37	1.39	-	-	—	—

	As of December 31, 2014
	Expected Maturity Date						Total	Fair Value
	2015	2016	2017	2018	2019	Thereafter
On-balance sheet financial instruments
Bank balances and cash:
In U.S.Dollar	753	-	-	-	-	-	753	753
In Japanese Yen	0.004	-	-	-	-	-	0.004	0.004
In Hong Kong Dollar	2,445	-	-	-	-	-	2,445	2,445

Debts
Fixed rate bank loans
(U.S. Dollar)	16	-	-	-	-	-	16	16
Average interest rate	6.360	-	-	-	-	-	—	—

Fixed rate bank loans(Euro)	70	70	70	63	44	115	432	373
Average interest rate	2.065	2.065	2.065	2.071	2.102	2.137	—	—

Variable rate bank and other loans
(U.S. Dollar)	408	389	389	389	389	1,334	3,298	3,298
Average interest rate	1.696	1.740	1.740	1.740	1.740	1.740	—	—

Gas purchase commitments (U.S. Dollar)	6,247	6,247	6,336	6,336	6,336	33,529	65,031	65,031

	Expected Maturity Date						Total	Fair Value
	2015	2016	2017	2018	2019	Thereafter
Forward exchange contracts (Receive US$/Pay S$)
Contract amount	2,481	688	182	-	-	-	3,351	117
Average Contractual Exchange Rate	1.28	1.26	1.26	-	-	-	—	—

Note:
(1)	The interest rates for variable rate bank and other loans are calculated based on the individual year beginning indices.

The outstanding balance of the Company’s loans denominated in foreign currencies has changed continually as a result of repayments of the loans by the Company according to agreed-upon repayment schedules. The loans denominated in U.S. dollars decreased from RMB3.31 billion as of December 31, 2014 to RMB3.07 billion as of December 31, 2015. The loans denominated in Euros decreased from RMB431 million as of December 31, 2014 to RMB344 million as of December 31, 2015.

Interest rate risk

We are exposed to interest rate risk primarily resulting from fluctuations in interest rates on our debts. Upward fluctuations in interest rates increase the cost of new variable rate debts and the interest cost of outstanding floating rate borrowings.

At present, the interest rate of the Company’s loans denominated in RMB is subject to the change of the benchmark interest rate published and adjusted by the PBOC. Different interest rate levels correspond to loans with different terms. New loan contracts entered into hereafter will be subject to current benchmark interest rates. A portion of the Company’s loans denominated in foreign currency are fixed rate loans, which are not subject to the changes in market interest rates. Due to the loans borrowed in relation to the acquisition of SinoSing Power, the portion of the loans denominated in foreign currency with floating interest rates increased, which subjects the finance cost of the Company to the fluctuation of market interest rates. In 2009, the Company entered into a floating-to-fixed interest rate swap agreement to hedge against the cash flow interest rate risk of part of the loan. According to the interest rate swap agreement, the Company agrees with the counterparty to settle the difference between fixed contract rates and floating rate interest amounts calculated by reference to the agreed notional amounts quarterly until 2019. The notional amount of the outstanding interest rate swap at December 31, 2015 was US$240 million.

In 2009, Tuas Power completed its refinancing, through which all of its outstanding loans denominated in U.S. dollars were refinanced through loans denominated in Singapore dollars, matching the functional currency of its operation. The loans borrowed by Tuas Power were denominated in Singapore dollars, and the majority of them are with floating interest rates, which subjects the finance cost of the Company to the fluctuation of market interest rates. In 2012 and 2013, TPG also entered into a number of floating-to-fixed interest rate swap agreements to hedge against the cash flow interest rate risk of the loan. According to these interest rate swap agreements, TPG agrees with the counterparty to settle the difference between fixed contract rates and floating rate interest amounts calculated by reference to the agreed notional amount semi-annually until 2020. The notional amount of the outstanding interest rate swap at December 31, 2015 was S$1,399.8 million.

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

(RMB expressed in millions, except interest rates)

	As of December 31, 2015
	Expected Maturity Date						Total	Fair Value
	2016	2017	2018	2019	2020	Thereafter
Debts
Fixed rate shareholder’s, bank and other loans	5,359	3,703	4,361	5,457	3,121	8,595	30,596	30,528
Average interest rate	4.884	4.908	4.937	4.968	4.966	4.966	—	—

Variable rate bank and other loans	56,876	8,390	4,840	3,830	3,554	20,177	97,667	97,668
Average interest rate	3.897	3.742	3.634	3.537	3.435	3.435	—	—

Short-term bonds	19,348	-	-	-	-	-	19,348	19,348
Average interest rate	4.387	-	-	-	-	-	—	—

Long-term bonds	11,481	3,287	3,981	3,993	-	-	22,742	23,155
Average interest rate	5.621	5.395	5.370	5.370	-	-	—	—

	As of December 31, 2015
	Notional Amount Expected Maturity Date						Total	Fair Value
	2016	2017	2018	2019	2020	Thereafter
Debts
Interest Rate Derivatives (US$)
Variable to Fixed	208	208	208	934	-	-	1,558	(80)
Average receive rate	1.89%	2.71%	3.14%	3.29%	-	-	—	—
Average pay rate	4.40%	4.40%	4.40%	4.40%	-	-	—	—

Interest Rate Derivatives (S$)
Variable to Fixed	188	1,331	1,082	170	3,650	-	6,421	(38)
Average receive rate	1.62%	1.84%	2.02%	2.22%	2.35%	-	—	—
Average pay rate	2.452%	2.468%	2.508%	2.531%	2.531%	-	—	—

	As of December 31, 2014
	Expected Maturity Date						Total	Fair Value
	2015	2016	2017	2018	2019	Thereafter
Debts
Fixed rate shareholder’s, bank and other loans	16,386	3,932	3,991	4,554	5,602	12,936	47,401	47,261
Average interest rate	6,646	7,183	8,140	7,022	5,469	5,469	—	—

Variable rate bank and other loans	34,536	5,065	5,302	1,114	1,268	13,875	61,160	61,160
Average interest rate	3.542	3.216	2.594	2.556	2.498	2.498	—	—

Short-term bonds	18,245	-	-	-	-	-	18,245	18,245
Average interest rate	4.784	-	-	-	-	-	—	—

Long-term bonds	5,021	11,479	3,279	3,974	3,993	-	27,746	28,032
Average interest rate	5.494	5.621	5.395	5.370	5.370	-	—	—

	As of December 31, 2014
	Notional Amount Expected Maturity Date						Total	Fair Value
	2015	2016	2017	2018	2019	Thereafter
Debts
Interest Rate Derivatives (US$)
Variable to Fixed	196	196	196	196	881	-	1,665	(99)
Average receive rate	1.48%	2.43%	3.23%	3.56%	3.73%	-	—	—
Average pay rate	4.40%	4.40%	4.40%	4.40%	4.40%	-	—	—

Interest Rate Derivatives (S$)
Variable to Fixed	190	190	1,347	1,094	172	3,692	6,685	(224)
Average receive rate	0.51%	0.76%	1.10%	1.45%	1.73%	1.90%	—	—
Average pay rate	2.452%	2.452%	2.468%	2.508%	2.531%	2.531%	—	—

Note:
(1)	The interest rates for variable rate bank and other loans are calculated based on the individual year beginning indices.

As of December 31, 2015, the Company’s floating rate loans denominated in foreign currency amounted to RMB3,070 million, accounting for approximately 86.09% of the total foreign loans, most of which was denominated in U.S. dollars, and the average credit spread is 99 bps. In addition, SinoSing Power’s loans denominated in Singapore dollars are floating rate loans and amounted to RMB12,372 million as of December 31, 2015. The interest rates of the loans denominated in U.S. dollars and Singapore dollars are relatively low at the current market condition and it is not expected that a significant fluctuation would occur within the foreseeable period, thus it is not expected to cause any material adverse effect on the finance cost of the Company. The Company has paid special attention to the trend of the international interest rate market by keeping up with the market conditions and predicting the future trend, and has made efforts to explore the feasibility of risk management by application of derivative financial instruments. The Company expects to implement the relevant plan according to its internal approval procedures and use interest rate swaps and other derivative financial instruments to control its interest rate risk upon appropriate time.

Commodity price risk

We are exposed to fuel price risk on fuel purchases. SinoSing Power and its subsidiaries use fuel oil swap to hedge against such risk. The table below provides information about the fuel swap contracts that are sensitive to changes in fuel prices, including contract volumes, the weighted average contract prices, and the total contract amount by expected maturity dates.

(RMB expressed in millions, except interest rates and exchange rates)

	As of December 31, 2015
	Expected Maturity Date						Total	Fair Value
	2016	2017	2018	2019	2020	Thereafter
Fuel swap contracts
Contract Volumes (MT)	930,660	204,205	54,855	10,210	-	-	1,199,930	-
Weighted Average Price (US$/MT)	338.59	408.86	389.49	389.54	-	-	—	—
Contract Amount (RMB million)	2,044	541	139	26	-	-	2,750	(1,141)
						-
Contract Volumes (BBL)	361,100	-	-	-	-	-	361,100	-
Weighted Average Price (US$/BBL)	48.54	-	-	-	-	-	—	—
Contract Amount (RMB million)	114	-	-	-	-	-	114	-

	As of December 31, 2014
	Expected Maturity Date						Total	Fair Value
	2015	2016	2017	2018	2019	Thereafter
Fuel swap contracts
Contract Volumes (MT)	631,530	207,775	54,965	-	-	-	894,270	-
Weighted Average Price (US$/MT)	531.01	545.44	551.09	-	-	-	—	—
Contract Amount (RMB million)	2,056	695	186	-	-	-	2,937	(991)
Contract Volumes (BBL)	927,900	-	-	-	-	-	927,900	-
Weighted Average Price (US$BBL)	90.47	-	-	-	-	-	—	—
Contract Amount （RMB million）	515	-	-	-	-	-	515	17

For other detailed information of the market risk, please refer to the Note 3(a)(i) to the “Financial Statements”.

ITEM 12	Description of Securities Other than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

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

Depositary Payments for the Year 2015

In 2015, we received the payment of US$30,520 (inclusive of withholding tax) from the Bank of New York Mellon, the Depositary for our ADR program, for the reimbursement of our expenses related to investors’ relation activities and training activities.

PART II

ITEM 13	Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

ITEM 15	Controls and Procedures

Disclosure Controls and Procedures

Our management, with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of December 31, 2015 (the “Evaluation Date”), the end of the fiscal year covered by this annual report. Based on this evaluation, our principal executive officer and principal financial officer have concluded that, as of the Evaluation Date, our disclosure controls and procedures were effective.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in the Exchange Act Rules 13a-15(f) and 15d-15(f). The Company conducted an evaluation of the effectiveness of the design and implementation of our internal control over financial reporting based upon the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this annual report. The evaluation is conducted under the supervision and with the participation of our management including principal executive officer and principal financial officer of the Company. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2015. The effectiveness of the Company’s internal control over financial reporting as of December 31, 2015 has been audited by KPMG, an independent registered public accounting firm, as stated in their report which appears herein.

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

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Huaneng Power International, Inc.:

We have audited Huaneng Power International, Inc.’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The management of Huaneng Power International, Inc. is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the internal control over financial reporting of Huaneng Power International, Inc. based on our audit.

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

In our opinion, Huaneng Power International, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Huaneng Power International, Inc. and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2015, and our report dated March 22, 2016 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG

Hong Kong, China
March 22, 2016

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2015, no changes occurred in our internal controls over financial reporting that materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16	Reserved

ITEM 16A	Audit Committee Financial Expert

The Board of Directors has determined that Mr. Yue Heng and Mr. Qi. Yudong qualify as Audit Committee Financial Experts in accordance with the terms of Item 16A of Form 20-F. We held election at expiration of office terms of the Board in 2014 and adjusted the members of the Audit Committee accordingly. Mr. Yue Heng and Mr. Qi Yudong were respectively qualified as Financial Experts at the first Board meeting of 18th session of the Board in September 2014. On June 25, 2015, Mr. Geng Jianxin replaced Mr. Qi Yudong as an independent director of the Board.  The Board of Directors has determined that Mr. Geng Jianxin qualifies as an Audit Committee Financial Expert in accordance with the terms of Item 16A of Form 20-F. See “Item 6 Directors, Senior Management and Employees – A. Directors, members of the supervisory committee and senior management”.

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

KPMG has served as our independent registered public accounting firm for the fiscal years ended December 31, 2015 and 2014, for which audited consolidated financial statements appear in this annual report on Form 20-F.

The following table shows information about fees payable by us to KPMG in 2014 and 2015, respectively.

(RMB million)	For the Year Ended December 31,
	2015	2014

Audit fees	29.2	26.2
Audit-related fees	-	1.5
Tax fees	0.4	0.4
All other fees	0.7	2.0
Total	30.3	30.1

Tax Fees

Services provided primarily consist of tax compliance services.

All Other Fees

Provision of other assurance and advisory service.

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

For 2015, all of the services provided by KPMG were pre-approved by the Audit Committee.

ITEM 16D	Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E	Purchases of Equity Security by the Issuer and Affiliated Purchasers

Not applicable.

ITEM 16F	Change in Registrant's Certifying Accountant

Not applicable.

ITEM 16G	Corporate Governance

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
No similar requirements.

ITEM 16H	Mine Safety Disclosure

Not applicable.

ITEM 17	Financial Statements

Not applicable.

ITEM 18	Financial Statements

See page F-1 through F-106 following Item 19.

ITEM 19	Exhibits

1.1	Articles of Association amended and adopted by the Shareholders’ meeting in June 2015.
8	A list of subsidiaries.
12.1	Certifications of Principal Executive Officer pursuant to Rule 13a-14(a) promulgated under the U.S. Securities Exchange Act of 1934.
12.2	Certifications of Principal Financial Officer pursuant to Rule 13a-14(a) promulgated under the U.S. Securities Exchange Act of 1934.
13.1	Certification pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

THIS PAGE IS INTENTIONALLY LEFT BLANK

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Huaneng Power International, Inc.:

We have audited the accompanying consolidated statements of financial position of Huaneng Power International, Inc. and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Huaneng Power International, Inc. and subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the internal control over financial reporting of Huaneng Power International, Inc. as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 22, 2016 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG

Hong Kong, China
March 22, 2016

Huaneng Power International, Inc.
Consolidated Statements of Comprehensive Income
For the years ended 31 December 2015, 2014 and 2013
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB, except per share data)

		For the year ended 31 December
	Note	2015	2014	2013
		RMB	RMB	RMB

Operating revenue	5	128,904,873	125,406,855	133,832,875
Tax and levies on operations		(1,157,760)	(932,485)	(1,043,855)

Operating expenses
Fuel	6	(59,242,367)	(64,762,908)	(73,807,817)
Maintenance		(4,556,361)	(3,729,912)	(3,856,975)
Depreciation		(14,411,632)	(11,646,683)	(11,293,522)
Labor		(7,751,551)	(6,259,588)	(5,762,884)
Service fees on transmission and transformer facilities of HIPDC		(140,771)	(140,771)	(140,771)
Purchase of electricity		(3,581,517)	(5,055,076)	(4,955,603)
Others	6	(8,919,988)	(7,604,790)	(8,860,409)

Total operating expenses		(98,604,187)	(99,199,728)	(108,677,981)

Profit from operations		29,142,926	25,274,642	24,111,039

Interest income		160,723	159,550	170,723
Financial expenses, net
Interest expense	6	(7,945,734)	(7,814,114)	(7,787,472)
Exchange gain and bank charges, net		(24,336)	(9,492)	94,109

Total financial expenses, net		(7,970,070)	(7,823,606)	(7,693,363)

Share of profits less losses of associates and joint ventures	8	1,525,975	1,315,876	615,083
(Loss) /gain on fair value changes of financial assets/liabilities		(16,742)	42,538	(5,701)
Other investment income		115,238	80,580	224,908

Profit before income tax expense	6	22,958,050	19,049,580	17,422,689

Income tax expense	32	(5,698,943)	(5,487,208)	(4,522,671)

Net profit		17,259,107	13,562,372	12,900,018

The accompanying notes are an integral part of these financial statements.

Huaneng Power International, Inc.
Consolidated Statements of Comprehensive Income (Continued)
For the years ended 31 December 2015, 2014 and 2013
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB, except per share data)

		For the year ended 31 December
	Note	2015	2014	2013
		RMB	RMB	RMB
Other comprehensive income/(loss), net of tax
Items that may be reclassified subsequently to profit or loss:
Fair value changes of available-for-sale financial asset		558,261	840,289	(106,244)
Shares of other comprehensive income/ (loss) of investees accounted for under the equity method		678,793	87,579	(35,481)
Effective portion of cash flow hedges		51,922	(789,915)	417,891
Translation differences of the financial statements of foreign operations		(133,116)	(377,889)	(782,063)

Other comprehensive income/(loss), net of tax		1,155,860	(239,936)	(505,897)

Total comprehensive income		18,414,967	13,322,436	12,394,121

Net profit attributable to:
- Equity holders of the Company		13,651,933	10,757,317	10,426,024
- Non-controlling interests		3,607,174	2,805,055	2,473,994

		17,259,107	13,562,372	12,900,018

Total comprehensive income attributable to:
- Equity holders of the Company		14,807,889	10,517,694	9,920,884
- Non-controlling interests		3,607,078	2,804,742	2,473,237

		18,414,967	13,322,436	12,394,121
Earnings per share attributable to the equity holders of the Company (expressed in RMB per share)
- Basic and diluted	33	0.94	0.76	0.74

The accompanying notes are an integral part of these financial statements.

Huaneng Power International, Inc.
Consolidated Statements of Financial Position
As at 31 December 2015 and 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB)

		As at 31 December
	Note	2015	2014
		RMB	RMB
ASSETS

Non-current assets
Property, plant and equipment	7	219,673,070	188,379,057
Investments in associates and joint ventures	8	19,745,192	17,626,910
Available-for-sale financial assets	10	5,077,863	4,333,377
Land use rights	11	8,313,766	4,953,844
Power generation license	12	3,679,175	3,720,959
Mining rights	13	1,646,271	1,922,655
Deferred income tax assets	30	1,064,391	884,274
Derivative financial assets	14	45,044	40,598
Goodwill	15	11,677,182	11,725,555
Other non-current assets	16	4,378,997	3,719,255

Total non-current assets		275,300,951	237,306,484

Current assets
Inventories	17	5,422,732	6,702,274
Other receivables and assets	18	4,087,989	3,411,720
Accounts receivable	19	16,377,401	14,881,963
Derivative financial assets	14	139,468	261,135
Bank balances and cash	34	7,537,813	12,608,192

Total current assets		33,565,403	37,865,284

Total assets		308,866,354	275,171,768

The accompanying notes are an integral part of these financial statements.

Huaneng Power International, Inc.
Consolidated Statements of Financial Position (Continued)
As at 31 December 2015 and 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB)

		As at 31 December
	Note	2015	2014
		RMB	RMB
EQUITY AND LIABILITIES

Capital and reserves attributable to equity holders of the Company
Share capital	20	15,200,383	14,420,383
Capital surplus		24,815,489	19,622,199
Surplus reserves	21	8,140,030	7,196,349
Currency translation differences		(1,327,839)	(1,194,819)
Retained earnings		37,313,885	30,085,379

		84,141,948	70,129,491
Non-controlling interests		17,551,741	14,653,215
Total equity		101,693,689	84,782,706

Non-current liabilities
Long-term loans	23	66,028,023	57,638,458
Long-term bonds	24	11,261,322	22,725,535
Deferred income tax liabilities	30	2,494,143	1,810,755
Derivative financial liabilities	14	430,089	649,513
Other non-current liabilities	25	3,122,455	2,718,680

Total non-current liabilities		83,336,032	85,542,941

Current liabilities
Accounts payable and other liabilities	26	26,185,764	27,035,864
Taxes payable	27	2,071,471	1,858,024
Dividends payable		788,895	431,681
Salary and welfare payables		313,284	171,262
Derivative financial liabilities	14	874,852	832,727
Short-term bonds	28	19,347,706	18,244,806
Short-term loans	29	49,883,489	43,529,004
Current portion of long-term loans	23	12,351,205	7,392,433
Current portion of long-term bonds	24	11,480,661	5,020,760
Current portion of other non-current liabilities	25	539,306	329,560

Total current liabilities		123,836,633	104,846,121

Total liabilities		207,172,665	190,389,062

Total equity and liabilities		308,866,354	275,171,768

These financial statements were approved for issue by the Board of Directors on 22 March 2016 and were signed on its behalf.

The accompanying notes are an integral part of these financial statements.

Huaneng Power International, Inc.
Consolidated Statements of Changes in Equity
For the years ended 31 December 2015, 2014 and 2013
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB)

	Attributable to equity holders of the Company
		Capital surplus
	Share capital	Share premium	Hedging reserve	Available-for-sale financial assets revaluation reserve	Other capital reserve	Subtotal	Surplus reserves	Currency translation differences	Retained earnings	Total	Non-controlling interests	Total equity
Balance as at 1 January 2013	14,055,383	16,881,764	(719,085)	492,976	1,063,422	17,719,077	7,085,454	(35,937)	17,306,157	56,130,134	9,830,208	65,960,342
Profit for the year ended 31 December 2013	-	-	-	-	-	-	-	-	10,426,024	10,426,024	2,473,994	12,900,018
Other comprehensive (loss)/income:
Fair value changes from available-for-sale financial asset - gross	-	-	-	(141,658)	-	(141,658)	-	-	-	(141,658)	-	(141,658)
Fair value changes from available-for-sale financial asset - tax	-	-	-	35,414	-	35,414	-	-	-	35,414	-	35,414
Shares of other comprehensive loss of investees accounted for under the equity method - gross	-	-	-	(47,236)	-	(47,236)	-	-	-	(47,236)	-	(47,236)
Shares of other comprehensive loss of investees accounted for under the equity method - tax	-	-	-	11,755	-	11,755	-	-	-	11,755	-	11,755
Changes in fair value of effective portion of cash flow hedges - gross	-	-	303,472	-	-	303,472	-	-	-	303,472	-	303,472
Changes in fair value of effective portion of cash flow hedges - tax	-	-	(54,371)	-	-	(54,371)	-	-	-	(54,371)	-	(54,371)
Cash flow hedges recorded in shareholders’ equity reclassified to inventories - gross	-	-	7,116	-	-	7,116	-	-	-	7,116	-	7,116
Cash flow hedges recorded in shareholders’ equity reclassified to inventories - tax	-	-	(1,210)	-	-	(1,210)	-	-	-	(1,210)	-	(1,210)
Cash flow hedges recorded in shareholders’ equity reclassified to exchange gain and bank charges, net - gross	-	-	(1,759)	-	-	(1,759)	-	-	-	(1,759)	-	(1,759)
Cash flow hedges recorded in shareholders’ equity reclassified to exchange gain and bank charges, net - tax	-	-	299	-	-	299	-	-	-	299	-	299
Cash flow hedges recorded in shareholders’ equity reclassified to interest expense - gross	-	-	203,673	-	-	203,673	-	-	-	203,673	-	203,673
Cash flow hedges recorded in shareholders’ equity reclassified to interest expense - tax	-	-	(39,329)	-	-	(39,329)	-	-	-	(39,329)	-	(39,329)
Currency translation differences	-	-	-	-	-	-	-	(781,306)	-	(781,306)	(757)	(782,063)

Total comprehensive income/(loss) for the year ended 31 December 2013	-	-	417,891	(141,725)	-	276,166	-	(781,306)	10,426,024	9,920,884	2,473,237	12,394,121
Dividends relating to 2012	-	-	-	-	-	-	-	-	(2,951,631)	(2,951,631)	(635,307)	(3,586,938)
Capital injections from non-controlling	-	40,005	-	-	-	40,005	-	-	-	40,005	828,220	868,225
interests of subsidiaries
Acquisitions of subsidiaries	-	-	-	-	-	-	-	-	-	-	254,750	254,750
Acquisitions of non-controlling interests	-	-	-	-	-	-	-	-	(556)	(556)	(8,799)	(9,355)
Others*	-	(688,180)	-	-	-	(688,180)	-	-	9	(688,171)	-	(688,171)

Balance as at 31 December 2013	14,055,383	16,233,589	(301,194)	351,251	1,063,422	17,347,068	7,085,454	(817,243)	24,780,003	62,450,665	12,742,309	75,192,974

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
For the years ended 31 December 2015, 2014 and 2013
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB)

	Attributable to equity holders of the Company
		Capital surplus
	Share capital	Share premium	Hedging reserve	Available-for-sale financial assets revaluation reserve	Other capital reserve	Subtotal	Surplus reserves	Currency translation differences	Retained earnings	Total	Non-controlling interests	Total equity
Balance as at 1 January 2014	14,055,383	16,233,589	(301,194)	351,251	1,063,422	17,347,068	7,085,454	(817,243)	24,780,003	62,450,665	12,742,309	75,192,974
Profit for the year ended 31 December 2014	-	-	-	-	-	-	-	-	10,757,317	10,757,317	2,805,055	13,562,372
Other comprehensive income/ (loss):
Fair value changes from available-for-sale financial asset - gross	-	-	-	1,120,385	-	1,120,385	-	-	-	1,120,385	-	1,120,385
Fair value changes from available-for-sale financial asset - tax	-	-	-	(280,096)	-	(280,096)	-	-	-	(280,096)	-	(280,096)
Shares of other comprehensive income of investees accounted for under the equity method - gross	-	-	-	116,972	-	116,972	-	-	-	116,972	-	116,972
Shares of other comprehensive income of investees accounted for under the equity method - tax	-	-	-	(29,393)	-	(29,393)	-	-	-	(29,393)	-	(29,393)
Changes in fair value of effective portion of cash flow hedges - gross	-	-	(1,479,632)	-	-	(1,479,632)	-	-	-	(1,479,632)	-	(1,479,632)
Changes in fair value of effective portion of cash flow hedges - tax	-	-	254,590	-	-	254,590	-	-	-	254,590	-	254,590
Cash flow hedges recorded in shareholders’ equity reclassified to inventories - gross	-	-	371,725	-	-	371,725	-	-	-	371,725	-	371,725
Cash flow hedges recorded in shareholders’ equity reclassified to inventories - tax	-	-	(63,193)	-	-	(63,193)	-	-	-	(63,193)	-	(63,193)
Cash flow hedges recorded in shareholders’ equity reclassified to exchange gain and bank charges, net - gross	-	-	(51,772)	-	-	(51,772)	-	-	-	(51,772)	-	(51,772)
Cash flow hedges recorded in shareholders’ equity reclassified to exchange gain and bank charges, net - tax	-	-	8,801	-	-	8,801	-	-	-	8,801	-	8,801
Cash flow hedges recorded in shareholders’ equity reclassified to interest expense - gross	-	-	209,652	-	-	209,652	-	-	-	209,652	-	209,652
Cash flow hedges recorded in shareholders’ equity reclassified to interest expense - tax	-	-	(40,086)	-	-	(40,086)	-	-	-	(40,086)	-	(40,086)
Currency translation differences	-	-	-	-	-	-	-	(377,576)	-	(377,576)	(313)	(377,889)

Total comprehensive (loss)/income for the year ended 31 December 2014	-	-	(789,915)	927,868	-	137,953	-	(377,576)	10,757,317	10,517,694	2,804,742	13,322,436
Dividends relating to 2013	-	-	-	-	-	-	-	-	(5,341,046)	(5,341,046)	(1,739,740)	(7,080,786)
Issuance of new H shares, net of issuance expenses	365,000	2,088,986	-	-	-	2,088,986	-	-	-	2,453,986	-	2,453,986
Capital injections from non-controlling interests of subsidiaries	-	-	-	-	-	-	-	-	-	-	606,719	606,719
Appropriation of surplus reserve	-	-	-	-	-	-	110,895	-	(110,895)	-	-	-
Acquisitions of a subsidiary	-	-	-	-	-	-	-	-	-	-	2,631	2,631
Disposal of a subsidiary	-	-	-	-	-	-	-	-	-	-	(99,958)	(99,958)
Disposal of non-controlling interests of a subsidiary	-	-	-	-	48,192	48,192	-	-	-	48,192	336,512	384,704

Balance as at 31 December 2014	14,420,383	18,322,575	(1,091,109)	1,279,119	1,111,614	19,622,199	7,196,349	(1,194,819)	30,085,379	70,129,491	14,653,215	84,782,706

The accompanying notes are an integral part of these financial statements.

Huaneng Power International, Inc.
Consolidated Statements of Changes in Equity (Continued)
For the years ended 31 December 2015, 2014 and 2013
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB)

	Attributable to equity holders of the Company
		Capital surplus
	Share capital	Share premium	Hedging reserve	Available-for-sale financial assets revaluation reserve	Other capital reserve	Subtotal	Surplus reserves	Currency translation differences	Retained earnings	Total	Non-controlling interests	Total equity
Balance as at 1 January 2015	14,420,383	18,322,575	(1,091,109)	1,279,119	1,111,614	19,622,199	7,196,349	(1,194,819)	30,085,379	70,129,491	14,653,215	84,782,706
Profit for the year ended 31 December 2015	-	-	-	-	-	-	-	-	13,651,933	13,651,933	3,607,174	17,259,107
Other comprehensive income/ (loss):
Fair value changes from available-for-sale financial asset - gross	-	-	-	744,348	-	744,348	-	-	-	744,348	-	744,348
Fair value changes from available-for-sale financial asset - tax	-	-	-	(186,087)	-	(186,087)	-	-	-	(186,087)	-	(186,087)
Shares of other comprehensive income of investees accounted for under the equity method - gross	-	-	-	904,007	-	904,007	-	-	-	904,007	-	904,007
Shares of other comprehensive income of investees accounted for under the equity method - tax	-	-	-	(225,214)	-	(225,214)	-	-	-	(225,214)	-	(225,214)
Changes in fair value of effective portion of cash flow hedges - gross	-	-	(962,683)	-	-	(962,683)	-	-	-	(962,683)	-	(962,683)
Changes in fair value of effective portion of cash flow hedges - tax	-	-	166,135	-	-	166,135	-	-	-	166,135	-	166,135
Cash flow hedges recorded in shareholders’ equity reclassified to inventories - gross	-	-	1,003,778	-	-	1,003,778	-	-	-	1,003,778	-	1,003,778
Cash flow hedges recorded in shareholders’ equity reclassified to inventories - tax	-	-	(170,642)	-	-	(170,642)	-	-	-	(170,642)	-	(170,642)
Cash flow hedges recorded in shareholders’ equity reclassified to exchange gain and bank charges, net - gross	-	-	(137,859)	-	-	(137,859)	-	-	-	(137,859)	-	(137,859)
Cash flow hedges recorded in shareholders’ equity reclassified to exchange gain and bank charges, net - tax	-	-	23,436	-	-	23,436	-	-	-	23,436	-	23,436
Cash flow hedges recorded in shareholders’ equity reclassified to interest expense - gross	-	-	161,124	-	-	161,124	-	-	-	161,124	-	161,124
Cash flow hedges recorded in shareholders’ equity reclassified to interest expense - tax	-	-	(31,367)	-	-	(31,367)	-	-	-	(31,367)	-	(31,367)
Currency translation differences	-	-	-	-	-	-	-	(133,020)	-	(133,020)	(96)	(133,116)
Total comprehensive income /(loss) for the year ended 31 December 2015	-	-	51,922	1,237,054	-	1,288,976	-	(133,020)	13,651,933	14,807,889	3,607,078	18,414,967
Dividends relating to 2014 (Note 22)	-	-	-	-	-	-	-	-	(5,479,746)	(5,479,746)	(3,285,330)	(8,765,076)
Issuance of new H shares, net of issuance expenses (Note 20)	780,000	3,904,314	-	-	-	3,904,314	-	-	-	4,684,314	-	4,684,314
Capital injections from non-controlling interests of subsidiaries	-	-	-	-	-	-	-	-	-	-	623,107	623,107
Transfer to surplus reserve (Note 21)	-	-	-	-	-	-	943,681	-	(943,681)	-	-	-
Business combinations (Note 39)	-	-	-	-	-	-	-	-	-	-	1,934,865	1,934,865
Others	-	-	-	-	-	-	-	-	-	-	18,806	18,806

Balance as at 31 December 2015	15,200,383	22,226,889	(1,039,187)	2,516,173	1,111,614	24,815,489	8,140,030	(1,327,839)	37,313,885	84,141,948	17,551,741	101,693,689
The accompanying notes are an integral part of these financial statements.

Huaneng Power International, Inc.
Consolidated Statements of Cash Flows
For the years ended 31 December 2015, 2014 and 2013
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB)

	For the year ended 31 December
	2015	2014	2013
	RMB	RMB	RMB
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income tax expense	22,958,050	19,049,580	17,422,689
Adjustments to reconcile profit before income tax expense to net cash provided by operating activities:
Depreciation	14,411,632	11,646,683	11,293,522
Provision for impairment loss on property, plant and equipment	1,047,641	1,358,522	472,921
Provision for impairment loss on investment in an associate	178,131	120,050	-
Provision for impairment loss on goodwill	1,105,649	641,061	980,513
Provision for impairment loss on mining right	760,296	-	-
Provision for impairment loss on land use right	-	-	6,804
Amortization of land use rights	213,206	133,069	139,609
Amortization of other non-current assets	92,775	99,528	112,384
Amortization of employee housing subsidies	940	940	940
(Reversal)/recognition of provision for doubtful accounts	(3,392)	4,577	(2,610)
Recognition/(reversal) of provision for inventory obsolescence	1,828	(2,647)	(824)
Loss /(gain) on fair value changes of financial assets/liabilities	16,742	(42,538)	5,701
Other investment income	(115,238)	(80,580)	(224,908)
Net loss on disposals of property, plant and equipment	438,321	427,034	897,222
Unrealized exchange loss/ (gain), net	166,148	(34,769)	(107,249)
Share of profits less losses of associates and joint ventures	(1,525,975)	(1,315,876)	(615,083)
Interest income	(160,723)	(159,550)	(170,723)
Interest expense	7,945,734	7,814,114	7,787,472
Others	(89,332)	(217,829)	106,484
Changes in working capital:
Inventories	2,106,821	(195,853)	517,837
Other receivables and assets	72,925	(64,288)	992,322
Accounts receivable	(175,429)	466,878	(846,214)
Restricted cash	499,899	(243,624)	(7,091)
Accounts payable and other liabilities	(2,932,761)	(1,417,668)	4,598,219
Taxes payable	1,366,209	1,245,941	1,442,845
Salary and welfare payables	75,803	(17,566)	(26,492)
Interest received	102,813	97,374	100,278
Income tax expense paid	(6,196,005)	(5,992,496)	(4,637,139)

Net cash provided by operating activities	42,362,708	33,320,067	40,239,429

The accompanying notes are integral part of these financial statements.

Huaneng Power International, Inc.
Consolidated Statements of Cash Flows (Continued)
For the years ended 31 December 2015, 2014 and 2013
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB)

	For the year ended 31 December
	2015	2014	2013
	RMB	RMB	RMB
CASH FLOWS FROM INVESTING ACTIVITIES
Payment for the purchase of property, plant and equipment	(24,191,285)	(19,858,216)	(17,691,382)
Proceeds from disposal of property, plant and equipment	109,013	70,712	166,459
Prepayments of land use rights	(136,045)	(500,100)	(5,947)
Payment for the purchase of other non-current assets	(6,981)	(21,576)	(32,601)
Cash dividends received	937,189	565,334	408,166
Payment for investment in associates and joint ventures	(889,780)	(266,877)	(2,017,853)
Cash paid for acquiring available-for-sale financial assets	-	-	(200,000)
Cash consideration paid for acquisitions of subsidiaries, net of cash acquired (Note 39)	(8,887,882)	(17,991)	36,599
Cash received from disposal of trading securities	-	-	102,784
Cash received from disposal of subsidiaries	-	503,809	6,199
Others	50,759	54,092	173,326

Net cash used in investing activities	(33,015,012)	(19,470,813)	(19,054,250)

The accompanying notes are integral part of these financial statements.

Huaneng Power International, Inc.
Consolidated Statements of Cash Flows (Continued)
For the years ended 31 December 2015, 2014 and 2013
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB)

		For the year ended 31 December
	Note	2015	2014	2013
		RMB	RMB	RMB
CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of short-term bonds		18,980,000	17,971,000	24,950,000
Repayments of short-term bonds		(18,000,000)	(15,000,000)	(45,000,000)
Proceeds from short-term loans		67,298,044	61,503,204	41,314,000
Repayments of short-term loans		(62,600,955)	(55,896,200)	(30,869,290)
Proceeds from long-term loans		9,943,689	9,647,090	5,091,175
Repayments of long-term loans		(12,799,719)	(17,522,953)	(12,889,078)
Issuance of long-term bonds		-	3,988,000	6,485,000
Repayments of long-term bonds		(5,000,000)	(5,700,000)	-
Interest paid		(8,677,316)	(8,097,216)	(8,290,433)
Net proceeds from the issuance of new H shares		4,684,314	2,453,986	-
Net capital injection from non-controlling interests of subsidiaries		623,107	606,719	868,225
Government grants		322,011	188,406	274,472
Dividends paid to shareholders of the Company		(5,535,655)	(5,341,046)	(2,951,631)
Dividends paid to non-controlling interests of subsidiaries		(2,954,194)	(1,474,329)	(539,876)
Proceeds from sales leaseback classified as finance lease		100,000	1,500,000	-
Repayment of state-owned fund received from China Huaneng Group in prior years		-	-	(640,485)
Cash received from disposal of non-controlling interests of a subsidiary		-	384,702	-
Others		(523,985)	(105,543)	(42,167)

Net cash used in financing activities		(14,140,659)	(10,894,180)	(22,240,088)

Effect of exchange rate fluctuations on cash held		32,846	(58,379)	(108,806)

NET (DECREASE)/ INCREASE IN CASH AND CASH EQUIVALENTS		(4,760,117)	2,896,695	(1,163,715)
Cash and cash equivalents as at beginning of the year		12,238,367	9,341,672	10,505,387
CASH AND CASH EQUIVALENTS AS AT END OF THE YEAR	34	7,478,250	12,238,367	9,341,672

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

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”) and the disclosure requirement of the Hong Kong Companies Ordinance. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. These financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets and derivative financial assets and liabilities.

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

As at and for the year ended 31 December 2015, a portion of the Company and its subsidiaries’ funding requirements for capital expenditures were satisfied by short-term financing. Consequently, as at 31 December 2015, the Company and its subsidiaries have net current liabilities of approximately RMB90.3 billion. Taking into consideration of the expected operating cash flows of the Company and its subsidiaries and the undrawn available banking facilities of approximately RMB235.7 billion as at 31 December 2015, the Company and its subsidiaries are expected to refinance certain of its short term loans and bonds and also to consider alternative sources of financing, where applicable and when needed. Therefore, the directors of the Company are of the opinion that the Company and its subsidiaries will be able to meet its liabilities as and when they fall due within the next twelve months and accordingly, these consolidated financial statements are prepared on a going concern basis.

2	Principal accounting policies (Continued)

(a)	Basis of preparation (Continued)

Except as described below, the principal accounting policies adopted are consistent with those applied in the annual financial statements for the year ended 31 December 2014 described in those annual financial statements.

The Company and its subsidiaries have adopted the following new amendments to standards that are first effective for the current accounting period:

•	Amendments to IAS 19, Employee benefits - Defined benefit plans: Employee contributions
•	Annual Improvements to IFRSs 2010-2012 Cycle
•	Annual Improvements to IFRSs 2011-2013 Cycle

None of these developments have had a material effect on how the Company and its subsidiaries’ results and financial position for the current or prior periods have been prepared or presented. The Company and its subsidiaries have not applied any new standard or interpretation that is not yet effective for current accounting period.

(b)	Consolidation

The consolidated financial statements include the financial statements of the Company and all of its subsidiaries.

Subsidiaries are investees over which the Company and its subsidiaries have the power to exercise control. The Company and its subsidiaries control an entity when it is exposed, or have rights to variable returns from their involvement with the entity and have the ability to affect those returns through their power over the entity. In assessing whether the Company and its subsidiaries have power, only substantive rights (held by the Company and its subsidiaries and other parties) are considered.

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

Investments in associates and joint ventures are initially recognized at cost and are subsequently measured using the equity method of accounting, unless it is classified as held for sale (or included in a disposal group that is classified as held for sale). The excess of the initial investment cost over the proportionate share of the fair value of identifiable net assets of investee acquired is included in the initial investment cost (Note 2(i)). Any shortfall of the initial investment cost to the proportionate share of the fair value of identifiable net assets of investee acquired is recognized in current period profit or loss and long-term investment cost is adjusted accordingly.

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

When the investees appropriate profit or declare dividends, the carrying value of long-term equity investments are reduced correspondingly by the proportionate share of the distribution.

The Company and its subsidiaries determine at each reporting date whether there is any objective evidence that the investment in the associate or the joint venture is impaired. If this is the case, the Company and its subsidiaries calculate the amount of impairment as the difference between the recoverable amount of the associate or the joint venture and its carrying value and recognize the amount in the consolidated statement of comprehensive income.

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

In the Company’s statement of financial position, investments in associates and joint ventures are stated at cost less provision for impairment losses (Note 2(j)) unless classified as held for sale (or included in a disposal group that is classified as held for sale). Investment income from investments in associates and joint ventures is accounted for by the Company based on dividends received and receivable.

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

(c)	Separate financial statements of the Company

Investments in subsidiaries are accounted for at cost less impairment unless classified as held for sale (or included in a disposal group that is classified as held for sale). Cost also includes direct attributable costs of investment. Investment income is recognized when the subsidiaries declare dividend.

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

2	Principal accounting policies (Continued)

(e)	Foreign currency translation (Continued)

(ii)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the spot exchange rate on the transaction dates. As at the end of reporting period, foreign currency monetary items are translated into functional currency at the spot exchange rate as at the end of reporting period. Exchange differences are directly expensed in current period profit or loss unless they arises from foreign currency loans borrowed for purchasing or construction of qualifying assets which is eligible for capitalization or they arise from monetary items that qualify as hedging instruments in cash flow hedges which are recorded in other comprehensive income to the extent that the hedge is effective.

(iii)	Foreign subsidiaries

The operating results and financial position of the foreign subsidiaries are translated into presentation currency as follows:

Asset and liability items in each statement of financial position of foreign operations are translated at the closing rates at the end of reporting period; equity items excluding retained earnings are translated at the spot exchange rates at the date of the transactions. Income and expense items in the statement of comprehensive income of the foreign operations are translated at average exchange rates approximating the rate on transaction dates. All resulting translation differences are recognized in other comprehensive income.

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

2	Principal accounting policies (Continued)

(f)	Property, plant and equipment

Property, plant and equipment consists of dam, port facilities, buildings, electric utility plant in service, transportation facilities, others and construction-in-progress (“CIP”). Property, plant and equipment acquired or constructed are initially recognized at cost and carried at the net value of cost less accumulated depreciation and accumulated impairment loss, unless classified as held for sale (or included in a disposal group that is classified as held for sale).

Cost of CIP comprises construction expenditures, other expenditures necessary for the purpose of preparing the CIP for its intended use, those borrowing costs incurred before the assets are ready for intended use that are eligible for capitalization. CIP is not depreciated until such time as the relevant asset is completed and ready for its intended use.

Subsequent costs about property, plant and equipment are included in the asset’s carrying amount only when it is probable that future economic benefits associated with the item will flow to the Company and its subsidiaries and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. Other subsequent expenditures not qualified for capitalization are charged in the current period profit or loss when they are incurred.

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

2	Principal accounting policies (Continued)

(g)	Power generation license

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

(h)	Mining rights

Mining rights are stated at cost less accumulated amortization and impairment losses (Note 2(j)) and are amortized based on the units of production method utilizing only recoverable coal reserves as the depletion base, unless the mining rights are classified as held for sale (or included in a disposal group that is classified as held for sale).

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

The carrying amounts of property, plant and equipment, mining rights, intangible assets with definite useful lives, land use rights and long-term equity investments not accounted for as financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and indefinite-lived intangible assets are tested for impairment annually regardless of whether there are indications of impairment or more frequently if events or changes in circumstances indicate a potential impairment. An impairment loss is recognized if the carrying amount of an asset or cash-generating unit (“CGU”) exceeds its recoverable amount.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less cost to sell. For impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs.

2	Principal accounting policies (Continued)

(j)	Impairment of non-financial assets (Continued)

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

Loans and receivables refer to the non-derivative financial assets for which there is no quotation in the active market with fixed or determinable amount. They are included in current assets, except for maturities greater than 12 months after the end of reporting period which are classified as non-current assets. Loans and receivables are primarily included in as ‘accounts receivable’, ‘other receivables and assets’and ‘other non-current assets’ in the statement of financial position.

2	Principal accounting policies (Continued)

(k)	Financial assets (Continued)

(iii)	Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are either designated in this category or not classified in any of the other categories. They are included in current assets when management intends to dispose of the available-for-sale financial assets within 12 months of the end of reporting period.

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

Except for financial assets at fair value through profit or loss, the Company and its subsidiaries perform assessment on the book value of financial assets at the end of reporting period. Provision for impairment is made when there is objective evidence showing that a financial asset is impaired.

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

Loans and receivables, which primarily include accounts receivable, other receivables and other non-current assets, are recognized initially at fair value. Loans and receivables are subsequently measured at amortized cost less provision for doubtful debts using the effective interest method.

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

2	Principal accounting policies (Continued)

(n)	Related parties

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

Borrowings are recognized initially at fair value less transaction costs and subsequently measured at amortized cost using the effective interest method. Borrowings are classified as current liabilities unless the Company and its subsidiaries have an unconditional right to defer settlement of the liability for at least 12 months after the end of reporting period.

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

(ii)	Goods and service tax (“GST”)

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

2	Principal accounting policies (Continued)

(s)	Taxation (Continued)

(iii)	Current and deferred income tax (Continued)

The Company and its subsidiaries recognize deferred income tax assets to the extent that it is probable that taxable profit will be available to offset the deductible temporary difference, deductible tax loss and tax credit.

At the end of reporting period, deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or liability is settled.

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

2	Principal accounting policies (Continued)

(v)	Revenue and income recognition (Continued)

(v)	Interest income

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

The Company and its subsidiaries recognize the aggregate of the minimum lease receipts and the initial direct costs on the lease inception date as the receivable. The difference between the aggregate of the minimum lease receipts and the initial direct costs and sum of their respective present values is recognized as unrealized finance income. The Company and its subsidiaries adopt the effective interest method to allocate such unrealized finance income over the lease term.  At the end of reporting period, the Company and its subsidiaries present the net amount of finance lease receivable after deducting any unrealized finance income in non-current assets and current assets, respectively.

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

2	Principal accounting policies (Continued)

(x)	Purchase of electricity

The overseas subsidiary of the Company recognizes electricity purchase cost when it purchases the electricity and transmits to its customers.

(y)	Financial guarantee contracts

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

(ab)	Standards and amendments to published standards that are not yet effective but relevant to the Company and its subsidiaries

The following are standards or amendments to existing standards that have been published and are mandatory for the accounting periods beginning on or after 1 January 2016, but the Company and its subsidiaries have not early adopted:

2	Principal accounting policies (Continued)

(ab)	Standards and amendments to published standards that are not yet effective but relevant to the Company and its subsidiaries (Continued)

·	IFRS 14, ‘Regulatory deferral accounts’, which will be effective for accounting periods beginning on or after 1 January 2016.
·	Amendments to IFRS 11, ‘Accounting for acquisitions of interests in joint operations’, which will be effective for accounting periods beginning on or after 1 January 2016.
·	Amendments to IAS 16 and IAS 38, ‘Clarification of acceptable methods of depreciation and amortization’, which will be effective for accounting periods beginning on or after 1 January 2016.
·	Amendments to IAS 27, ‘Equity method in separate financial statements’, which will be effective for accounting periods beginning on or after 1 January 2016.
·
Amendments to IFRS 10 and IAS 28, ‘Sale or contribution of assets between an investor and its associate or joint venture’, which will be effective for accounting periods beginning on or after 1 January 2016.

·	Annual improvements to IFRSs 2012-2014 Cycle, which will be effective for accounting periods beginning on or after 1 January 2016.
·	Amendments to IAS 1 and IAS 7, ‘Disclosure initiative’, which will be effective for accounting periods beginning on or after 1 January 2016 and 1 January 2017 respectively.
·	Amendments to IAS 12, ‘Recognition of deferred tax assets for unrealised losses’, which will be effective for accounting periods beginning on or after 1 January 2017.
·	IFRS 15, ‘Revenue from contracts with customers’, which will be effective for accounting periods beginning on or after 1 January 2018.
·	IFRS 9, ‘Financial instrument’, which will be effective for accounting periods beginning on or after 1 January 2018.
·	IFRS 16, ‘Leases’, which will be effective for accounting periods beginning on or after 1 January 2019.

The Company and its subsidiaries have not assessed full impact of adoption of these standards or amendments upon their effective date.

3	Financial and capital risks management

(a)	Financial risk management

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

3	Financial and capital risks management (Continued)

(a)	Financial risk management (Continued)

(i)	Market risk

(1)	Foreign exchange risk

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

As at 31 December 2015, if RMB had weakened/strengthened by 5% (2014 and 2013: 5%) against US$ and 3% (2014 and 2013: 3%) against EUR (“€”) with all other variables constant, the Company and its subsidiaries would further recognize exchange loss/gain amounted RMB144 million (2014 and 2013: RMB155 million and RMB186 million) and RMB10 million (2014 and 2013: RMB13 million and RMB19 million), respectively. The ranges of such sensitivity disclosed above were based on the observation on the historical trend of related exchange rates during the previous year under analysis.

As at 31 December 2015, if S$ had weakened/strengthened by 10% (2014 and 2013: 10%) against US$ with all other variables constant, the Company and its subsidiaries would further recognize exchange loss/gain amounted RMB2 million (2014 and 2013: RMB6 million and RMB12 million), respectively. The ranges of such sensitivity disclosed above were based on the management’s experience and forecast.

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

Detailed information relating to the available-for-sale financial assets is disclosed in Note 10. The Company has a supervisor in the supervisory committee of the most significant investment in available-for-sale financial assets (China Yangtze Power Co., Ltd. (“Yangtze Power”)) and may exercise protective rights. The Company also closely monitors the pricing trends in the open market in determining its long-term strategic stakeholding decisions.

The Company and its subsidiaries are exposed to fuel price risk on fuel purchases. In particular, SinoSing Power and its subsidiaries use fuel oil swap to hedge against such a risk and designate them as cash flow hedges. Please refer to Note 14 for details.

3	Financial and capital risks management (Continued)

(a)	Financial risk management (Continued)

(i)	Market risk (Continued)

(3)	Cash flow interest rate risk

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

As at 31 December 2015, if interest rates on RMB-denominated borrowings had been 50 basis points higher/lower with all other variables held constant, interest expense for the year would have been RMB410 million (2014 and 2013: RMB380 million and RMB389 million) higher/lower. If interest rates on US$-denominated borrowings had been 50 basis points higher/lower with all other variables held constant, interest expense for the year would have been RMB8 million (2014 and 2013: RMB8 million and RMB9 million) higher/lower. If interest rates on S$-denominated borrowings had been 100 basis points higher/lower with all other variables held constant, interest expense for the year would have been RMB60 million (2014 and 2013: RMB58 million and RMB64 million) higher/lower. The ranges of such sensitivity disclosed above were based on the observation on the historical trend of related interest rates during the previous year under analysis.

The Company has entered into a floating-to-fixed interest rate swap agreement to hedge against cash flow interest rate risk of a loan. According to the interest rate swap agreement, the Company agrees with the counterparty to settle the difference between fixed contract rates and floating-rate interest amounts calculated by reference to the agreed notional amounts quarterly until 2019. Tuas Power Generation Pte Ltd. (“TPG”) also entered into a number of floating-to-fixed interest rate swap agreements to hedge against cash flow interest rate risk of a loan. According to the interest rate swap agreements, TPG agrees with the counterparty to settle the difference between fixed contract rates and floating-rate interest amounts calculated by reference to the agreed notional amount semi-annually until 2020. Please refer to Note 14 for details.

(ii)	Credit risk

Credit risk arises from bank deposits, accounts receivable, other receivables and other non-current assets. The maximum exposures of other non-current assets, other receivables, accounts receivable and bank deposits are disclosed in Note 16, 18, 19 and 34 to the financial statements, respectively.

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

3	Financial and capital risks management (Continued)

(a)	Financial risk management (Continued)

(ii)	Credit risk (Continued)

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

Singapore subsidiaries derive revenue mainly from sale of electricity to the National Electricity Market of Singapore operated by Energy Market Company Pte Ltd., which does not have high credit risk. Singapore subsidiaries also derive revenue mainly from retailing electricity to consumers with monthly consumption of more than 4,000kWh. These customers engage in a wide spectrum of manufacturing and commercial activities in a variety of industries. Singapore subsidiaries hold cash deposits of RMB172.51 million (2014: RMB157.80 million) and guarantees from creditworthy financial institutions as a security from these customers.

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

Financial liabilities due within 12 months are presented as current liabilities in the statement of financial position. The cash flows of derivative financial liabilities, and repayment schedules of the long-term loans and long-term bonds are disclosed in Note 14, 23 and 24, respectively.

(b)	Fair value estimation

(i)	Fair value measurements

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

·	Level 1- Quoted prices (unadjusted) in active markets for identical assets or liabilities.
·	Level 2- Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).
·	Level 3- Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

3	Financial and capital risks management (Continued)

(b)	Fair value estimation (Continued)

(i)	Fair value measurements (Continued)

The following table presents the assets and liabilities that are measured at fair value at 31 December 2015.

	Level 1	Level 2	Level 3	Total

Assets
Financial assets at fair value through profit or loss
– Trading derivatives (Note 14)	-	40,843	-	40,843

Derivatives used for hedging (Note 14)	-	143,669	-	143,669

Available-for-sale financial assets
– Equity securities (Note 10)	3,492,510	-	-	3,492,510

Total assets	3,492,510	184,512	-	3,677,022

Liabilities
Financial liabilities at fair value through profit or loss
– Trading derivatives (Note 14)	-	23,391	-	23,391

Derivatives used for hedging (Note 14)	-	1,281,550	-	1,281,550

Total liabilities	-	1,304,941	-	1,304,941

The following table presents the assets and liabilities that are measured at fair value at 31 December 2014.

	Level 1	Level 2	Level 3	Total

Assets
Financial assets at fair value through profit or loss
– Trading derivatives (Note 14)	-	184,756	-	184,756

Derivatives used for hedging (Note 14)	-	116,977	-	116,977

Available-for-sale financial assets
– Equity securities (Note 10)	2,748,162	-	-	2,748,162

Total assets	2,748,162	301,733	-	3,049,895

Liabilities
Financial liabilities at fair value through profit or loss
– Trading derivatives (Note 14)	-	149,989	-	149,989

Derivatives used for hedging (Note 14)	-	1,332,251	-	1,332,251

Total liabilities	-	1,482,240	-	1,482,240

3	Financial and capital risks management (Continued)

(b)	Fair value estimation (Continued)

(i)	Fair value measurements (Continued)

The fair value of financial instruments traded in active markets is based on quoted market prices at the end of reporting period. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the Company and its subsidiaries is the current bid price. These instruments are included in level 1. As at 31 December 2015 and 2014, instrument included in level 1 is an equity investment in Yangtze Power classified as available for sale.

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

Yangtze Power suspended trading of its stock from 12 June 2015 to 15 November 2015 in Shanghai Stock Exchange, and as a result there is no quoted market price available during the period. The Company determined the fair value of available-for-sale financial asset by considering observable market data for comparable companies, and transferred the available-for-sale financial asset from level 1 to level 2 fair value hierarchy. After resumption of trading on 16 November 2015, the Company transferred the available-for sale financial asset from level 2 to level 1 fair value hierarchy. Except for above, during the year ended 31 December 2015 there is no transfers of financial instruments between level 1 and level 2, or transfers into or out of level 3.

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

3	Financial and capital risks management (Continued)

(b)	Fair value estimation (Continued)

(ii)	Fair value disclosures (Continued)

The estimated fair value of long-term loans and long-term bonds (both including current maturities) was approximately RMB78.31 billion and RMB23.15 billion as at 31 December 2015 (2014: RMB64.89 billion and RMB28.03 billion), respectively. The aggregate book value of these liabilities was approximately RMB78.38 billion and RMB22.74 billion as at 31 December 2015 (2014: RMB65.03 billion and RMB27.75 billion), respectively.

(c)	Capital risk management

The objectives of the Company and its subsidiaries when managing capital are to safeguard the ability of the Company and its subsidiaries in continuing as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

The Company and its subsidiaries monitor capital by using debt ratio analysis. This ratio is calculated as total liabilities (sum of current liabilities and non-current liabilities) divided by total assets as shown in the consolidated statement of financial position. During 2015, the strategy of the Company and its subsidiaries remained unchanged from 2014. The debt ratio of the Company and its subsidiaries as at 31 December 2015 was 67.08% (2014: 69.19%).

4	Critical accounting estimates and judgments

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

(a)	Accounting estimates on impairment of goodwill and power generation license

The Company and its subsidiaries perform test annually whether goodwill and power generation license have suffered any impairment in accordance with the accounting policies stated in Notes 2(g) and 2(j), respectively. The recoverable amounts of CGU or CGUs to which goodwill and the power generation license have been allocated are determined based on value-in-use calculations. These calculations require the use of estimates (Note 12 and 15). It is reasonably possible, based on existing knowledge, that outcomes within the next financial period that are different from assumptions could require a material adjustment to the carrying amounts of goodwill and power generation license.

4	Critical accounting estimates and judgments (Continued)

(a)	Accounting estimates on impairment of goodwill and power generation license (Continued)

For goodwill allocated to CGUs in the PRC, changes of assumptions in tariff and fuel price could have affected the results of goodwill impairment assessment. As at 31 December 2015, if tariff had decreased by 1% or 5% from management’s estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognize impairment against goodwill by approximately RMB14 million and RMB180 million, respectively. If fuel price had increased by 1% or 5% from the management’s estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognize impairment against goodwill by RMB11 million and RMB59 million, respectively.

For the sensitivity analysis of power generation license of Tuas Power and goodwill, please refer to Note 12 and 15.

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

(d)	Estimated impairment of property, plant and equipment and mining rights

The Company and its subsidiaries test whether property, plant and equipment and mining rights suffered any impairment whenever an impairment indication exists. In accordance with Note 2(j), an impairment loss is recognized for the amount by which the carrying amount of the asset exceeds its recoverable amount. It is reasonably possible, based on existing knowledge, that outcomes within the next financial period that are different from assumptions could require a material adjustment to the carrying amount of property, plant and equipment and mining rights.

4	Critical accounting estimates and judgments (Continued)

(d)	Estimated impairment of property, plant and equipment and mining rights (Continued)

Changes of assumptions in tariff and fuel price will affect the result of property, plant and equipment and mining rights impairment assessment. For power plants assets that are subject to impairment testing, as at 31 December 2015, if tariff had decreased by 1% or 5% from management’s estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognize impairment against property, plant and equipment by approximately RMB224 million and RMB1,566 million, respectively. If fuel price had increased by 1% or 5% from the management’s estimates with other variables constant with the expectations, the impairment against property, plant and equipment and mining rights of the Company and its subsidiaries would decrease totaling by approximately RMB112 million and RMB54 million, respectively.

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

5	Revenue and segment information

Revenues recognized during the year are as follows:

	For the year ended 31 December
	2015	2014	2013

Sales of power and heat	127,849,408	124,561,854	132,478,643
Port service	211,685	204,763	352,988
Transportation service	104,721	135,256	133,147
Others	739,059	504,982	868,097

Total	128,904,873	125,406,855	133,832,875

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

Segment assets exclude prepaid income tax, deferred income tax assets, available-for-sale financial assets and assets related to the centrally managed and resource allocation functions of headquarters that are not attributable to any operating segment (“corporate assets”). Segment liabilities exclude current income tax liabilities, deferred income tax liabilities and liabilities related to the centrally managed and resource allocation functions of headquarters that are not attributable to any operating segment (“corporate liabilities”). These are part of the reconciliation to total assets and liabilities of consolidated statement of financial position.

5	Revenue and segment information (Continued)

All sales among the operating segments were performed at market price or close to market price, and have been eliminated as internal transactions when preparing consolidated financial statements.

	(Under PRC GAAP)
	PRC power	Singapore	All other
	segment	segment	segments	Total

For the year ended 31 December 2015

Total revenue	118,418,506	10,143,793	588,266	129,150,565
Inter-segment revenue	-	-	(245,692)	(245,692)

Revenue from external customers	118,418,506	10,143,793	342,574	128,904,873

Segment results	24,073,432	(313,253)	(281,457)	23,478,722

Interest income	93,324	66,898	501	160,723
Interest expense	(7,181,116)	(452,034)	(163,325)	(7,796,475)
Impairment (loss)/reversal	(2,913,766)	1,744	(178,131)	(3,090,153)
Depreciation and amortization	(13,244,965)	(772,003)	(245,936)	(14,262,904)
Net (loss)/gain on disposal of non-current assets	(427,286)	22,450	(1)	(404,837)
Share of profits less losses of associates and joint ventures	1,421,072	-	24,915	1,445,987
Income tax expense	(6,104,619)	254,772	14,397	(5,835,450)

For the year ended 31 December 2014 (Restated*)

Total revenue	125,271,587	14,370,406	537,452	140,179,445
Inter-segment revenue	-	-	(152,755)	(152,755)

Revenue from external customers	125,271,587	14,370,406	384,697	140,026,690

Segment results	22,113,100	138,143	(850,805)	21,400,438

Interest income	97,012	72,128	813	169,953
Interest expense	(7,803,090)	(426,019)	(172,189)	(8,401,298)
Impairment (loss)/reversal	(1,488,619)	3,228	(696,812)	(2,182,203)
Depreciation and amortization	(12,131,006)	(821,574)	(180,484)	(13,133,064)
Net loss on disposal of non-current assets	(469,819)	(5)	(8)	(469,832)
Share of profits less losses of associates and joint ventures	1,143,326	-	49,208	1,192,534
Income tax expense	(6,204,709)	(8,767)	1,590	(6,211,886)

For the year ended 31 December 2013 (Restated*)

Total revenue	134,332,938	14,239,562	660,029	149,232,529
Inter-segment revenue	-	-	(151,122)	(151,122)

Revenue from external customers	134,332,938	14,239,562	508,907	149,081,407

Segment results	19,983,931	157,079	(108,246)	20,032,764

Interest income	107,500	70,445	1,541	179,486
Interest expense	(7,895,903)	(448,876)	(138,139)	(8,482,918)
Impairment loss	(689,157)	(431,985)	(453,431)	(1,574,573)
Depreciation and amortization	(11,858,529)	(686,619)	(158,583)	(12,703,731)
Net (loss)/gain on disposal of non-current assets	(942,960)	(987)	10,560	(933,387)
Share of profits less losses of associates and joint ventures	587,062	-	(127,387)	459,675
Income tax expense	(4,907,082)	(43,774)	(14,591)	(4,965,447)

5	Revenue and segment information (Continued)

	(Under PRC GAAP)
	PRC power	Singapore	All other
	segment	segment	segments	Total

31 December 2015
Segment assets	253,376,399	27,487,701	10,703,373	291,567,473
Including:
Additions to non-current assets (excluding financial assets and deferred income tax assets)	22,421,000	160,282	642,949	23,224,231
Investments in associates	13,026,027	-	2,806,231	15,832,258
Investments in joint ventures	1,569,614	-	785,004	2,354,618
Segment liabilities	(176,406,566)	(14,876,229)	(5,097,402)	(196,380,197)

31 December 2014 (Restated*)
Segment assets	254,113,135	28,899,723	10,622,010	293,634,868
Including:
Additions to non-current assets (excluding financial assets and deferred income tax assets)	30,325,524	444,658	872,615	31,642,797
Investments in associates	11,638,863	-	2,400,808	14,039,671
Investments in joint ventures	1,121,082	-	1,009,180	2,130,262
Segment liabilities	(181,003,200)	(15,865,147)	(5,511,400)	(202,379,747)

A reconciliation of revenue from external customers to operating revenue is provided as follows:

	For the year ended 31 December
	2015	2014 (Restated*)	2013 (Restated*)

Revenue from external customers (PRC GAAP)	128,904,873	140,026,690	149,081,407
Reconciling item:
Impact of restatement under PRC GAAP in relation to business combination under common control* (Note 39)	-	(14,619,835)	(15,248,532)
Operating revenue per IFRS consolidated statement of comprehensive income	128,904,873	125,406,855	133,832,875

A reconciliation of segment result to profit before income tax expense is provided as follows:

	For the year ended 31 December
	2015	2014 (Restated*)	2013 (Restated*)

Segment results (PRC GAAP)	23,478,722	21,400,438	20,032,764
Reconciling items:
Loss related to the headquarter	(327,262)	(87,313)	(381,830)
Investment income from China Huaneng Finance Co., Ltd. (“Huaneng Finance”)	135,971	156,061	166,734
Dividend income of available-for-sale financial assets	97,696	102,229	185,403
Impact of restatement under PRC GAAP in relation to business combination under common control* (Note 39)	-	(2,696,622)	(2,353,770)
Impact of other IFRS adjustments**	(427,077)	174,787	(226,612)

Profit before income tax expense per IFRS consolidated statement of comprehensive income	22,958,050	19,049,580	17,422,689

5	Revenue and segment information (Continued)

	(Under PRC GAAP)
Reportable segments’ assets are reconciled to total assets as follows:

	As at 31 December
	2015	2014 (Restated*)

Total segment assets (PRC GAAP)	291,567,473	293,634,868
Reconciling items:
Investment in Huaneng Finance	1,329,753	1,347,956
Deferred income tax assets	1,305,548	1,115,232
Prepaid income tax	2,393	19,899
Available-for-sale financial assets	5,127,863	4,383,515
Corporate assets	396,693	379,385
Impact of restatement under PRC GAAP in relation to business combination under common control* (Note 39)	-	(28,715,907)
Impact of other IFRS adjustments**	9,136,631	3,006,820

Total assets per IFRS consolidated statement of financial position	308,866,354	275,171,768

Reportable segments’ liabilities are reconciled to total liabilities as follows:

	As at 31 December
	2015	2014 (Restated*)

Total segment liabilities (PRC GAAP)	(196,380,197)	(202,379,747)
Reconciling items:
Current income tax liabilities	(1,054,246)	(881,687)
Deferred income tax liabilities	(1,417,972)	(1,595,025)
Corporate liabilities	(4,937,450)	(5,562,871)
Impact of restatement under PRC GAAP in relation to business combination under common control* (Note 39)	-	21,674,285
Impact of other IFRS adjustments**	(3,382,800)	(1,644,017)

Total liabilities per IFRS consolidated statement of financial position	(207,172,665)	(190,389,062)
Other material items:

	Reportable segment total	Headquarters	Investment income from Huaneng Finance	Impact of restatement under PRC GAAP in relation to business combination under common control*	Impact of other IFRS adjustments**	Total

For the year ended 31 December 2015
Interest expense	(7,796,475)	(149,259)	-	-	-	(7,945,734)
Depreciation and amortization	(14,262,904)	(60,236)	-	-	(394,473)	(14,717,613)
Impairment loss	(3,090,153)	-	-	-	-	(3,090,153)
Share of profits less losses of associates and joint ventures	1,445,987	-	135,971	-	(55,983)	1,525,975
Net loss on disposal of non-current assets	(404,837)	(6)	-	-	(33,478)	(438,321)
Income tax expense	(5,835,450)	-	-	-	136,507	(5,698,943)

5	Revenue and segment information (Continued)

	Reportable segment total	Headquarters	Investment income from Huaneng Finance	Impact of restatement under PRC GAAP in relation to business combination under common control*	Impact of other IFRS adjustments**	Total

For the year ended 31 December 2014 (Restated*)
Interest expense	(8,401,298)	(180,305)	-	767,489	-	(7,814,114)
Depreciation and amortization	(13,133,064)	(54,896)	-	1,253,101	55,579	(11,879,280)
Impairment (loss)/ reversal	(2,182,203)	-	-	60,640	-	(2,121,563)
Share of profits less losses of associates and joint ventures	1,192,534	-	156,061	(5,553)	(27,166)	1,315,876
Net (loss)/gain on disposal of non-current assets	(469,832)	5	-	42,793	-	(427,034)
Income tax expense	(6,211,886)	-	-	701,307	23,371	(5,487,208)

For the year ended 31 December 2013 (Restated*)
Interest expense	(8,482,918)	(231,945)	-	927,391	-	(7,787,472)
Depreciation and amortization	(12,703,731)	(23,540)	-	1,225,130	(43,374)	(11,545,515)
Impairment loss	(1,574,573)	-	-	118,324	(555)	(1,456,804)
Share of profits less losses of associates and joint ventures	459,675	-	166,734	(272)	(11,054)	615,083
Net (loss)/gain on disposal of non-current assets	(933,387)	108	-	43,557	-	(889,722)
Income tax expense	(4,965,447)	-	-	420,494	22,282	(4,522,671)

*	The Company completed the acquisition of equity interests of ten companies from Huaneng Group and HIPDC, see Note 39 for details. As the acquisition is a business combination under common control, the transaction is accounted for under merger accounting method under PRC GAAP. The assets and liabilities acquired in business combinations are measured at the carrying amounts of the acquirees in the consolidated financial statements of the ultimate controlling party on the acquisition date. The operating results for all periods presented are retrospectively restated as if the current structure and operations resulting from the acquisition had been in existence from the date when the acquirees first became under the control of the same ultimate controlling party. Therefore the relevant comparative figures in the segment information were restated under PRC GAAP while the acquisition is accounted for using acquisition method under IFRS.

**
Other GAAP adjustments above primarily represented the classification adjustments and other adjustments. Other than the classification adjustments, the differences will be gradually eliminated following subsequent depreciation and amortization of related assets or the extinguishment of liabilities.

Geographical information (Under IFRS):

(i)	External revenue generated from the following countries:

	For the year ended 31 December
	2015	2014	2013

PRC	118,761,080	111,036,449	119,593,313
Singapore	10,143,793	14,370,406	14,239,562

Total	128,904,873	125,406,855	133,832,875

(ii)	Non-current assets (excluding financial assets and deferred income tax assets) are located in the following countries:

	As at 31 December
	2015	2014

PRC	245,620,977	207,709,257
Singapore	22,874,396	23,808,140

Total	268,495,373	231,517,397

5	Revenue and segment information (Continued)

The information on sales to major customers of the Company and its subsidiaries at amount equal to or more than 10% of external revenue is as follows:

	For the year ended 31 December
	2015		2014		2013
	Amount	Proportion	Amount	Proportion	Amount	Proportion

State Grid Shandong Electric Power Corporation	14,855,655	12%	16,621,611	13%	16,545,732	12%
Jiangsu Electric Power Company	14,835,745	12%	15,573,769	12%	16,950,098	13%

6	Profit before income tax expense

Profit before income tax expense was determined after charging/(crediting) the following:

	For the year ended 31 December
	2015	2014	2013

Total interest expense on borrowing	8,716,074	8,371,506	8,285,936
Less: amounts capitalized in property, plant and equipment	770,340	557,392	498,464

Interest expenses charged in consolidated statement of comprehensive income	7,945,734	7,814,114	7,787,472

Auditors’ remuneration	41,640	33,840	32,340
Operating leases charge	526,929	422,749	331,559
Fuel	59,242,367	64,762,908	73,807,817
Depreciation of property, plant and equipment	14,411,632	11,646,683	11,293,522
Amortization of other non-current assets	92,775	99,528	112,384
Impairment loss of property, plant and equipment (Note 7)	1,047,641	1,358,522	472,921
Impairment loss of investment in an associate (Note 8)	178,131	120,050	-
Impairment loss of mining rights (Note 13)	760,296	-	-
Impairment loss of goodwill (Note 15)	1,105,649	641,061	980,513
(Reversal)/recognition of provision for doubtful accounts	(3,392)	4,577	(2,610)
Recognition/(reversal) of provision for inventory obsolescence	1,828	(2,647)	(824)
Net loss on disposals of property, plant and equipment	438,321	427,034	897,222
Government grants	(696,735)	(787,988)	(253,729)

Other operating expenses consist of impairment loss of property, plant and equipment, goodwill, mining rights and investment in an associate, environmental protection expenses, substituted power arrangement expenses, insurance, government grants and other miscellaneous expenses.

7	Property, plant and equipment

	Dam	Port facilities	Buildings	Electric utility plant in service	Transportation facilities	Others	CIP	Total
As at 1 January 2014
Cost	668,650	3,479,480	5,644,172	260,624,078	768,203	4,610,653	21,584,252	297,379,488
Accumulated depreciation	(30,416)	(433,993)	(1,883,488)	(105,512,124)	(254,447)	(2,647,293)	-	(110,761,761)
Accumulated impairment loss	-	-	(44,216)	(5,059,682)	-	(70,208)	(28,440)	(5,202,546)

Net book value	638,234	3,045,487	3,716,468	150,052,272	513,756	1,893,152	21,555,812	181,415,181

Year ended 31 December 2014
Beginning of the year	638,234	3,045,487	3,716,468	150,052,272	513,756	1,893,152	21,555,812	181,415,181
Reclassification	-	-	227,917	(344,746)	31,812	85,017	-	-
Business combination (Note 39)	-	-	-	-	-	156	10,594	10,750
Additions	-	-	68	331,026	85,465	134,743	20,150,978	20,702,280
Transfer from CIP	167,544	1,648,442	806,588	18,474,896	2,082	659,735	(21,759,287)	-
Disposals	-	-	(89)	(457,662)	-	(832)	-	(458,583)
Net effect of sales leaseback finance lease	-	-	-	30,829	-	-	-	30,829
Depreciation charge	(17,630)	(115,444)	(182,472)	(10,946,184)	(44,624)	(364,520)	-	(11,670,874)
Impairment charge	(80,910)	(568,637)	(18,338)	(336,328)	-	(3,442)	(350,867)	(1,358,522)
Currency translation differences	-	-	-	(305,025)	-	(551)	13,572	(292,004)

End of the year	707,238	4,009,848	4,550,142	156,499,078	588,491	2,403,458	19,620,802	188,379,057

As at 31 December 2014
Cost	836,194	5,127,923	6,711,769	276,801,979	893,417	5,480,587	20,000,109	315,851,978
Accumulated depreciation	(48,046)	(549,438)	(2,099,073)	(115,023,072)	(304,926)	(3,003,834)	-	(121,028,389)
Accumulated impairment loss	(80,910)	(568,637)	(62,554)	(5,279,829)	-	(73,295)	(379,307)	(6,444,532)

Net book value	707,238	4,009,848	4,550,142	156,499,078	588,491	2,403,458	19,620,802	188,379,057

Year ended 31 December 2015
Beginning of the year	707,238	4,009,848	4,550,142	156,499,078	588,491	2,403,458	19,620,802	188,379,057
Reclassification	-	-	94,127	(23,353)	70,432	(141,206)	-	-
Business combination (Note 39)	330,578	-	502,852	19,822,767	13	285,819	5,519,969	26,461,998
Additions	-	-	17	133,482	-	141,991	21,574,660	21,850,150
Transfer from CIP	573,234	47,480	832,961	21,654,923	-	125,889	(23,234,487)	-
Disposals/Write-off	-	-	(859)	(802,652)	508	7,575	-	(795,428)
Transfer from a subsidiary to a joint venture*	-	(522,289)	(16,097)	-	-	(81,462)	-	(619,848)
Depreciation charge	(24,498)	(111,245)	(234,073)	(13,618,136)	(50,380)	(403,120)	-	(14,441,452)
Impairment charge	(152,714)	-	(302)	(526,191)	-	(557)	(367,877)	(1,047,641)
Currency translation differences	-	-	-	(133,733)	-	22,847	(2,880)	(113,766)

End of the year	1,433,838	3,423,794	5,728,768	183,006,185	609,064	2,361,234	23,110,187	219,673,070

As at 31 December 2015
Cost	1,856,144	3,860,009	8,306,471	327,827,738	980,290	5,809,400	23,851,697	372,491,749
Accumulated depreciation	(153,325)	(436,215)	(2,508,772)	(138,852,591)	(371,226)	(3,366,838)	-	(145,688,967)
Accumulated impairment loss	(268,981)	-	(68,931)	(5,968,962)	-	(81,328)	(741,510)	(7,129,712)

Net book value	1,433,838	3,423,794	5,728,768	183,006,185	609,064	2,361,234	23,110,187	219,673,070

*
Huaneng Yingkou Port Limited Liability Company (“Yingkou Port”) was previously a subsidiary of the Company. Pursuant to the terms of the shareholder agreement signed in June, 2008, between the Company and the other 50% shareholder, the Company was given the rights and ability to solely direct the relevant activities, including all financial and operating decisions, whilst the Company holds 50% equity interest in Yingkou Port.

For the purpose of better utilization of the expertise of both shareholders in terms of port operation and management, the Company and the other shareholder agreed to optimize the business model of Yingkou Port and amended the articles of association and shareholder agreement of Yingkou Port on 1 January 2015. In accordance with the amended articles of association and shareholder agreement, the Company’s  rights and ability to solely direct significant financial and operating decisions have been removed, and therefore, Yingkou Port became a joint venture and is jointly controlled by the Company and the other shareholder.

7	Property, plant and equipment (Continued)

Interest capitalization

Interest expense of approximately RMB770 million (2014 and 2013: RMB557 million and RMB498 million) arising on borrowings for the construction of property, plant and equipment was capitalized during the year and was included in ‘Additions’ in property, plant and equipment. The weighted average capitalization rate was approximately 5.31% (2014 and 2013: 5.98% and 5.74%) per annum.

Impairment

In 2015, impairment losses for certain property, plant and equipment of approximately RMB1,048 million have been recognized. Factors leading to the impairment of operating projects primarily included lower utilization hours and tariff of two coal-fired power plants as a result of over supply of electricity in two provinces, as well as low utilization hours of a hydropower plant as a result of low level of water inflow to the main dam. Discount rates of 7.86%, 8.81% and 7.60% were adopted in the value in use model in the determination of the recoverable amounts for the two coal-fired power plants and the hydropower plant respectively. Besides, as a result of the low demand of coal-fired power in local market, management estimated the possibility of further development of a coal-fired power project was remote, therefore the project under construction with a carrying value of RMB368 million was fully impaired in 2015.

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

Property, plant and equipment held under finance leases

As at 31 December 2015, certain property, plant and equipment with original cost of RMB1,912 million (2014: RMB1,657 million) were held under finance leases, which mainly included power generation assets, ships and pipeline assets.

Security

As at 31 December 2015, certain property, plant and equipment were secured to a bank as collateral against a long-term loan (Note 23).

8	Investments in associates and joint ventures

	2015	2014

Beginning of the year	17,626,910	16,678,694
Additional capital injections in associates	300,280	266,877
Acquisition of associates	589,500	-
Business combination (Note 39)	136,244	-
Share of net profit less loss	1,525,975	1,315,876
Share of other comprehensive income	678,793	87,579
Dividends	(934,379)	(602,066)
Impairment charge	(178,131)	(120,050)

End of the year	19,745,192	17,626,910

As at 31 December 2015, investments in associates and joint ventures of the Company and its subsidiaries are unlisted except for Shenzhen Energy Corporation Limited (“SECL”) which is listed on the Shenzhen Stock Exchange. The following list contains only the particulars of material associates and joint ventures:

				Percentage of equity interest held
Name	Country of incorporation	Registered capital	Business nature and scope of operation	Direct	Indirect1

Associates:

SECL*	PRC	RMB2,642,994,398	Energy and investment in related industries	25.02%	-

Hebei Hanfeng Power Generation Limited Liability Company (“Hanfeng Power”)	PRC	RMB1,975,000,000	Power generation	40%	-

Huaneng Finance	PRC	RMB5,000,000,000	Provision for financial service including fund deposit services, lending, finance lease arrangements, notes discounting and entrusted loans and investment arrangement within Huaneng Group	20%	-

Huaneng Sichuan Hydropower Co., Ltd. (“Sichuan Hydropower”)	PRC	RMB1,469,800,000	Development, investment, construction, operation and management of hydropower	49%	-

China Huaneng Group Fuel Co., Ltd.(“Huaneng Group Fuel Company”) **	PRC	RMB3,000,000,000	Wholesale of coal, import and export of coal	50%	-

Hainan Nuclear Power Limited Liability Company (“Hainan Nuclear”)	PRC	RMB2,059,334,000	Construction and operation of nuclear power plants; production and sales of electricity and related products	30%	-

Joint ventures:
Shanghai Time Shipping Co., Ltd. (“Shanghai Time Shipping”)	PRC	RMB1,200,000,000	International and domestic sea transportation	50%	-

Jiangsu Nantong Power Generation Co., Ltd. (“Jiangsu Nantong Power”)	PRC	RMB1,596,000,000	Operation and Management of power generation plants and transportation related projects	-	35%

1	The indirect percentage of equity interest held represents the effective ownership interest of the Company and its subsidiaries.

*	As at 31 December 2015, the fair value of the Company’s shares in SECL was RMB9,729 million (2014: RMB7,379 million).

8	Investments in associates and joint ventures (Continued)

**
In accordance with the articles of the association of the investee, the Company could only exercise significant influence on the investee and therefore accounts for the investment under the equity method.

In 2015, due to continuous loss as a result of deterioration of coal industry, impairment loss of RMB178 million (2014: RMB120 million) was provided for the investment in an associate engaged in coal production and sales.

All the above associates and joint ventures are accounted for under the equity method in the consolidated financial statements.

Summarized financial information of the material associates, adjusted for any differences in accounting policies and acquisition adjustments, and reconciliation to the carrying amounts in the consolidated financial statements, are disclosed below:

	Sichuan Hydropower		SECL		Huaneng Finance		Hanfeng Power		Huaneng Group Fuel Company		Hainan Nuclear
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014

Gross amounts of the associates’
Current assets	1,207,407	1,004,545	16,556,930	10,877,590	15,612,635	17,210,954	663,263	442,559	5,236,751	5,315,592	1,744,274	521,536
Non-current assets	14,734,831	14,680,349	39,075,400	27,206,670	16,012,855	12,411,987	3,016,665	3,136,295	4,468,686	4,652,860	21,281,843	18,775,758
Current liabilities	(2,894,554)	(2,752,050)	(15,009,530)	(13,805,720)	(24,881,159)	(22,761,053)	(1,158,424)	(1,358,923)	(2,594,360)	(2,988,992)	(907,693)	(353,059)
Non-current liabilities	(8,349,972)	(8,228,061)	(16,130,880)	(4,152,700)	(95,567)	(122,110)	(35,968)	(10,911)	(3,679,055)	(3,627,542)	(17,609,808)	(15,119,935)
Equity	4,697,712	4,704,783	24,491,920	20,125,840	6,648,764	6,739,778	2,485,536	2,209,020	3,432,022	3,351,918	4,508,616	3,824,300
-Equity attributable to shareholders	3,573,323	3,617,367	21,679,710	17,563,160	6,648,764	6,739,778	2,485,536	2,209,020	3,287,867	3,215,675	4,508,616	3,824,300
-Non-controlling interests	1,124,389	1,087,416	2,812,210	2,562,680	-	-	-	-	144,155	136,243	-	-

Revenue	2,379,072	2,544,980	11,361,320	12,691,060	1,182,782	1,314,173	2,272,013	2,508,099	14,985,952	17,386,709	31,588	-
Profit from continuing operations attributable to shareholders	308,603	367,955	1,865,095	1,985,921	679,857	780,304	431,337	267,851	65,887	154,577	11,696	-
Other comprehensive (loss)/income attributable to shareholders	-	(588)	2,765,600	49,170	(80,871)	379,393	-	-	6,306	(622)	-	-
Total comprehensive income attributable to shareholders	308,603	367,367	4,630,695	2,035,091	598,986	1,159,697	431,337	267,851	72,193	153,955	11,696	-
Dividend received from the associate	189,499	172,894	132,232	165,290	138,000	154,000	115,954	-	-	-	-	-

Reconciled to the interests in the associates
Gross amounts of net assets of the associate	3,573,323	3,617,367	21,679,710	17,563,160	6,648,764	6,739,778	2,485,536	2,209,020	3,287,867	3,215,675	4,508,616	3,824,300
The Company’s effective interest	49%	49%	25.02%	25.02%	20%	20%	40%	40%	50%	50%	30%	30%
The Company’s share of net assets of the associate	1,750,928	1,772,510	5,423,179	4,393,424	1,329,753	1,347,956	994,214	883,608	1,643,934	1,607,838	1,352,585	1,147,290
Impact of adjustments	207,586	224,288	1,161,810	1,165,428	-	-	293,082	347,108	16,521	16,521	14,076	14,076
Carrying amount in the consolidated financial statements	1,958,514	1,996,798	6,584,989	5,558,852	1,329,753	1,347,956	1,287,296	1,230,716	1,660,455	1,624,359	1,366,661	1,161,366

8	Investments in associates and joint ventures (Continued)

Summarized financial information of material joint ventures adjusted for any differences in accounting policies and acquisition adjustment, and reconciliation to the carrying amount in the consolidated financial statements, are disclosed below:

	Shanghai Time Shipping		Jiangsu Nantong Power
	2015	2014	2015	2014

Gross amounts of joint ventures’

Current assets	889,689	764,956	629,933	639,132
Non-current assets	5,675,480	6,010,052	6,587,197	6,706,755
Current liabilities	(3,506,971)	(2,853,997)	(1,583,902)	(1,688,700)
Non-current liabilities	(1,524,838)	(1,939,297)	(2,494,000)	(3,415,025)
Equity	1,533,360	1,981,714	3,139,228	2,242,162

Included in the above assets and liabilities:
Cash and cash equivalents	197,894	236,737	144,001	72,549
Current financial liabilities (excluding trade and other payables and provisions)	(3,027,511)	(2,545,093)	(954,448)	(1,044,610)
Non-current financial liabilities (excluding trade and other payables and provisions)	(1,524,837)	(1,939,297)	(2,494,000)	(3,415,025)

Revenue	3,071,262	4,270,631	3,583,167	3,429,254
Profit from continuing operations	1,646	62,335	897,066	646,163
Total comprehensive income	1,646	62,335	897,066	646,163

Dividend received from the joint venture	225,000	-	-	-
Included in the above profit:
Depreciation and amortization	339,204	338,690	390,262	342,520
Interest income	812	1,844	3,436	3,325
Interest expense	172,382	210,461	199,769	260,486
Income tax expense	561	7,797	261,023	262,335

Reconciled to the interest in the joint venture:

Gross amounts of net assets	1,533,360	1,981,714	3,139,228	2,242,162
The Company’s effective interest	50%	50%	50%	50%
The Company’s share of net assets	766,680	990,857	1,569,614	1,121,081
Impact of adjustments	18,324	18,324	-	-
Carrying amount in the consolidated financial statements	785,004	1,009,181	1,569,614	1,121,081

Aggregate information of associates and a joint venture that are not individually material:

	2015	2014

Aggregate carrying amount of individually immaterial associates and joint venture in the consolidated financial statements	3,202,906	2,576,601

Aggregate amounts of the Company and its subsidiaries’ share of those associates and joint venture profit / (loss) from continuing operations	113,891	(55,939)
Total comprehensive income / (loss)	113,891	(55,939)

As at 31 December 2015, the Company’s share of losses of an associate and a joint venture exceeded its interest in the associate and the joint venture and the unrecognized further losses amounted to RMB76 million (2014: The unrecognized further loss of an associate amounted RMB35 million).

9	Investments in subsidiaries

As at 31 December 2015, the investments in subsidiaries of the Company and its subsidiaries, all of which are unlisted, are as follows:

(i)	Subsidiaries acquired through establishment or investment

Name of subsidiary	Country of incorporation	Type of interest held	Registered capital	Business nature and scope of operations	Percentage of equity interest held

					Interest	Voting

Huaneng International Power Fuel Limited Liability Company	PRC	held directly	RMB 200,000,000	Wholesale of coal	100%	100%

Huaneng Shanghai Shidongkou Power Generation Limited Liability Company (“Shidongkou Power Company”)(i)	PRC	held directly	RMB 990,000,000	Power generation	50%	50%

Huaneng Nantong Power Generation Limited Liability Company	PRC	held directly	RMB 798,000,000	Power generation	70%	70%

Huaneng Yingkou Power Generation Limited Liability Company	PRC	held directly	RMB 844,030,000	Production and sales of electricity and heat sale of coal ash and lime	100%	100%

Huaneng Hunan Xiangqi Hydropower Co., Ltd.	PRC	held directly	RMB 328,000,000	Construction, operation and management of hydropower and related projects	100%	100%

Huaneng Zuoquan Coal-fired Power Generation Limited Liability Company	PRC	held directly	RMB 960,000,000	Construction, operation and management of power plants and related projects	80%	80%

Huaneng Kangbao Wind Power Utilization Limited Liability Company	PRC	held directly	RMB 370,000,000	Construction, operation and management of wind power and related projects; solar power generation	100%	100%

Huaneng Jiuquan Wind Power Generation Co., Ltd.	PRC	held directly	RMB 1,360,170,000	Construction, operation and management of wind power generation and related projects	100%	100%

Huaneng Jiuquan II Wind Power Generation Co., Ltd.	PRC	held directly	RMB 10,000,000	Construction, operation and management of wind power generation and related projects	100%	100%

Huaneng Wafangdian Wind Power Generation Co., Ltd.	PRC	held directly	RMB 50,000,000	Construction, operation and management of wind power generation and related projects	100%	100%

Huaneng Changtu Wind Power Generation Co., Ltd.	PRC	held directly	RMB 50,000,000	Construction, operation and management of wind power generation and related projects	100%	100%

Huaneng Rudong Wind Power Generation Co., Ltd.	PRC	held directly	RMB 90,380,000	Construction and management of wind power generation projects	90%	90%

Huaneng Guangdong Haimen Port Limited Liability Company	PRC	held directly	RMB 197,400,000	Loading warehousing and conveying services, providing facilities services	100%	100%

Huaneng Taicang Port Limited Liability Company	PRC	held directly	RMB 510,800,000	Port development and construction, coal mixture, machinery leasing and repair	85%	85%

Huaneng Taicang Power Co., Ltd.	PRC	held directly	RMB 804,146,700	Power generation	75%	75%

9	Investments in subsidiaries (Continued)

(i)	Subsidiaries acquired through establishment or investment (Continued)

Name of subsidiary	Country of incorporation	Type of interest held	Registered capital	Business nature and scope of operations	Percentage of equity interest held

					Interest	Voting

Huaneng Huaiyin II Power Limited Company	PRC	held directly	RMB 930,870,000	Power generation	63.64%	63.64%

Huaneng Xindian Power Co., Ltd.	PRC	held directly	RMB 465,600,000	Power generation	95%	95%

Huaneng Shanghai Combined Cycle Power Limited Liability Company	PRC	held directly	RMB 699,700,000	Power generation	70%	70%

Huaneng Yumen Wind Power Generation Co., Ltd.	PRC	held directly	RMB 719,170,000	Construction, operation and management of wind power generation and related projects	100%	100%

Huaneng Qingdao Co-generation Limited Liability Company	PRC	held directly	RMB 214,879,000	Construction, operation and management of cogeneration power plants and related projects, production and sales of electricity and heat	100%	100%

Huaneng Tongxiang Combined Cycle Cogeneration Co., Ltd.	PRC	held directly	RMB 300,000,000	Investment in related industries	95%	95%

Huaneng Eastern Yunnan Energy Mine Construction Co. Ltd.	PRC	held indirectly	RMB 10,000,000	Constructing and operating of mine and related construction projects	100%	100%

Huaneng Nanjing Combined Cycle Cogeneration Co., Ltd.	PRC	held directly	RMB 582,000,000	Power generation	60%	60%

Huaneng Shantou Haimen Power Limited Liability Company	PRC	held directly	RMB 1,508,000,000	Construction, operation and management of power plants and related projects	80%	80%

Huaneng Chongqing Liangjiang Power Generation Limited Liability Company	PRC	held directly	RMB 360,000,000	Construction, operation and management of natural gas power plants and related projects	100%	100%

Chongqing Huaqing Energy Co., Ltd.	PRC	held indirectly	RMB 44,420,000	Thermal energy, cold energy installation of instrumentation, promotion service for energy saving technology	60%	60%

Huaneng Fuyuan Wind Power Generation Co., Ltd.	PRC	held directly	RMB 54,000,000	Wind Power Project investment and management	100%	100%

Huaneng Panxian Wind Power Generation Co., Ltd.	PRC	held directly	RMB 10,000,000	Construction and management of wind power plants and related projects	100%	100%

Huaneng Jiangxi Clean Energy Limited Liability Company	PRC	held directly	RMB 5,000,000	Development, management and construction of clean energy project	100%	100%

Huaneng Suzhou Combined Cycle Co-generation Co., Ltd.	PRC	held directly	RMB 160,000,000	Construction and management of natural gas power plant and related projects	100%	100%

Huaneng Hunan Subaoding Wind Power Generation Co., Ltd.	PRC	held directly	RMB 6,000,000	Construction and operation of wind power plants and related projects	100%	100%

9	Investments in subsidiaries (Continued)

(i)	Subsidiaries acquired through establishment or investment (Continued)

Name of subsidiary	Country of incorporation	Type of interest held	Registered capital	Business nature and scope of operations	Percentage of equity interest held

					Interest	Voting

Huaneng Suixian Jieshan Wind Power Generation Co., Ltd.	PRC	held directly	RMB 2,000,000	Construction and operation of wind power plants and related projects	100%	100%

Huaneng Taiyuan Dongshan Combined Cycle Co-generation Co., Ltd.	PRC	held directly	RMB 10,000,000	Construction and operation of power plants; thermal heating services	100%	100%

Jiangsu Huayi Energy Co., Ltd.	PRC	held directly	RMB 5,000,000	Development of new energy distribution of coal and coal products	100%	100%

Huaneng Xuzhou Tongshan Wind Power Co., Ltd.	PRC	held directly	RMB 169,000,000	Wind power generation	70%	70%

Huaneng Nanjing Co-generation Co., Ltd	PRC	held directly	RMB 300,000,000	Construction and operation of power plants; thermal heating services	70%	70%

Huaneng Hunan Guidong Wind Power Generation Co., Ltd.	PRC	held directly	RMB 2,000,000	Construction and operation of wind power plants and related projects	100%	100%

Huaneng Nanjing Luhe Wind Power Generation Co., Ltd.	PRC	held directly	RMB 5,000,000	Research and development of wind power technology, construction and operation of wind power plants	100%	100%

Huaneng Luoyuan Power Limited Liability Company	PRC	held directly	RMB 1,000,000,000	Construction and operation of power plants and related projects	100%	100%

Huaneng Lingang (Tianjin) Gas Co-generation Co., Ltd.	PRC	held directly	RMB 180,000,000	Power generation, installation and maintenance of power equipment	100%	100%

Huaneng Anhui Huaining Wind Power Generation Co., Ltd.	PRC	held directly	RMB 6,000,000	Construction and operation of wind power plants and related projects	100%	100%

Huaneng Mianchi Co-generation Limited Liability Company	PRC	held directly	RMB 570,000,000	Construction and operation of coal-fired plants and related projects	60%	60%

Huaneng Yingkou Xianrendao Co-generation Co., Ltd.	PRC	held directly	RMB 277,690,000	Construction and operation of cogeneration power plants and related projects	100%	100%

Huaneng Nanjing Xingang Heating Co., Ltd.	PRC	held directly	RMB 10,000,000	Construction and operation of heat supply network and related projects	65%	65%

Huaneng Changxing Photovoltaic Power Limited Liability Company	PRC	held directly	RMB 16,000,000	Construction and operation of distributed photovoltaic power generation and related projects	100%	100%

9	Investments in subsidiaries (Continued)

(i)         Subsidiaries acquired through establishment or investment (Continued)

Name of subsidiary	Country of incorporation	Type of interest held	Registered capital	Business nature and scope of operations	Percentage of equity interest held

					Interest	Voting

Huaneng Rudong Baxianjiao Offshore Wind Power Generation Co., Ltd.	PRC	held directly	RMB 610,000,000	Infrastructure construction of wind power plants	70%	70%

Huaneng Shanxi City of Science & Technology Project Management Co., Ltd.	PRC	held directly	RMB 10,000,000	Construction and operation of supporting power project	100%	100%

Huaneng Guilin Gas distributed energy Co., Ltd.	PRC	held directly	RMB 267,450,000	Construction and operation of power plants and related projects	80%	80%

Huaneng (Dalian) Co-generation Co., Ltd.	PRC	held directly	RMB 12,500,000	Construction and operation of cogeneration power plants and related projects	100%	100%

Huaneng Zhongxiang Wind Power Generation Co., Ltd.	PRC	held directly	RMB 10,000,000	Construction and operation of wind power plants and related projects	100%	100%

Huaneng Guanyun Co-generation Co., Ltd.	PRC	held directly	RMB 15,000,000	Construction and operation of cogeneration power plants and related projects	100%	100%

Huaneng International Power Hongkong Limited Company	Hong Kong	held directly	100,000 Shares	Construction and operation of power supply, coal project and related investment and financing businesses	100%	100%

TPG	Singapore	held indirectly	S$ 1,183,000,001	Power generation and related by products, derivatives; developing power supply resources, operating electricity and power sales	100%	100%

TP Utilities Pte Ltd.	Singapore	held indirectly	S$ 255,500,001	Provision of utility services	100%	100%

Huaneng Shanxi Taihang Power Generation Limited Liability Company*	PRC	held directly	RMB 1,086,440,000	Pre service related to power generation	60%	60%

Huaneng Mianchi Clean Energy Limited Liability Company*	PRC	held directly	RMB 10,000,000	Power generation, new energy development and utilization	100%	100%

Huaneng Zhuolu Clean Energy Limited Liability Company*	PRC	held directly	RMB 10,000,000	Construction, operation and management of power plants and related projects	100%	100%

Huaneng Tongwei Wind Power Limited Liability Company*	PRC	held directly	RMB 248,000,000	Construction, operation and management of power plants and related projects	100%	100%

Huaneng Yizheng Power Generation Limited Liability Company*	PRC	held directly	RMB 200,000,000	Wind power station design, construction, management and maintenance	100%	100%

9	Investments in subsidiaries (Continued)

(i)	Subsidiaries acquired through establishment or investment (Continued)

Name of subsidiary	Country of incorporation	Type of interest held	Registered capital	Business nature and scope of operations	Percentage of equity interest held

					Interest	Voting

Huaneng Yancheng Dafeng New Energy Power Generation Limited Liability Company*	PRC	held directly	RMB 5,000,000	Construction, operation and management of wind power, photovoltaic power plant	100%	100%

Huaneng Shanyin Power Generation Limited Liability Company*	PRC	held directly	RMB 1,573,000,000	Construction, operation and management of power plants and related projects	51%	51%

Huaneng Jiangsu Energy Sales Limited Liability Company*	PRC	held directly	RMB 200,000,000	Electric energy, heat energy distribution network, and water supply services; heating pipe network construction and operation	100%	100%

Huaneng Liaoning Energy Sales Limited Liability Company*	PRC	held directly	RMB 200,000,000	Electric energy, thermal energy and circulating hot water sales	100%	100%

Huaneng Guangdong Energy Sales Limited Liability Company*	PRC	held directly	RMB 200,000,000	Power supply, energy transmission and substation project contracting	100%	100%

Huaneng Suizhou Power Generation Limited Liability Company*	PRC	held directly	RMB 50,000,000	Construction, operation and management of power plants production and sales of electricity and heat	100%	100%

Huaneng Changle Photovoltaic Power Limited Liability Company*	PRC	held directly	RMB 10,000,000	Construction, operation and management of photovoltaic power plants and related projects	100%	100%

Huaneng Longyan Wind Power Generation Limited Liability Company*	PRC	held directly	RMB 10,000,000	Construction, operation and management of wind power plants and related projects	100%	100%

Huaneng Yunnan Malong Wind Power Generation Limited Liability Company*	PRC	held directly	RMB 10,000,000	Construction, operation and management of wind power plants and related projects	100%	100%

Huaneng Dandong Photovoltaic Power Limited Liability Company*	PRC	held directly	RMB 15,000,000	Construction, operation and management of photovoltaic power plants and related projects	100%	100%

Huaneng Dongguan Combined Cycle Co-generation Limited Liability Company*	PRC	held directly	RMB 10,000,000	Construction, operation and management of photovoltaic power plants and related projects production of electricity heat production and sales	100%	100%

Huaneng Yangxi Photovoltaic Power Limited Liability Company*	PRC	held directly	RMB 62,500,000	Photovoltaic electric power production and sales	80%	80%

*	These companies were newly established in 2015.

9	Investments in subsidiaries (Continued)

(ii)	Subsidiaries acquired from business combinations under common control

Name of subsidiary	Country of incorporation	Type of interest held	Registered capital	Business nature and scope of operations	Percentage of equity interest held

					Interest	Voting

Huaneng (Suzhou Industrial Park) Power Generation Co., Ltd.	PRC	held directly	RMB 632,840,000	Power generation	75%	75%

Huaneng Qinbei Power Co., Ltd.	PRC	held directly	RMB 1,540,000,000	Power generation	60%	60%

Huaneng Yushe Power Generation Co., Ltd.	PRC	held directly	RMB 615,760,000	Power generation	60%	60%

Huaneng Hunan Yueyang Power Generation Limited Liability Company	PRC	held directly	RMB 1,935,000,000	Power generation	55%	55%

Huaneng Chongqing Luohuang Power Generation Limited Liability Company (“Luohuang Power”)	PRC	held directly	RMB 1,658,310,000	Power generation	60%	60%

Huaneng Pingliang Power Generation Co., Ltd.	PRC	held directly	RMB 924,050,000	Power generation	65%	65%

Huaneng Nanjing Jinling Power Co., Ltd. (“Jinling Power”)	PRC	held directly	RMB 1,513,136,000	Power generation	60%	60%

Huaneng Qidong Wind Power Generation Co., Ltd.	PRC	held directly	RMB 391,738,500	Development of wind power project, production and sales of electricity	65%	65%

Tianjin Huaneng Yangliuqing Co-generation Limited Liability Company (“Yangliuqing Cogeneration”)	PRC	held directly	RMB 1,537,130,909	Power generation, heat supply, facilities installation, maintenance and related services	55%	55%

Huaneng Beijing Co-generation Limited Liability Company (“Beijing Cogeneration”) (ii)	PRC	held directly	RMB 2,665,000,000	Construction and operation of power plants and related construction projects	41%	66%

Huaneng Wuhan Power Generation Co., Ltd. (“Wuhan Power”)	PRC	held directly	RMB 1,445,754,800	Power generation comprehensive utilization of fly ash	75%	75%

Huaneng Anyuan Power Generation Co., Ltd. (“Anyuan Power”)	PRC	held directly	RMB 125,000,000	Construction and operation of power plants and related construction projects	100%	100%

Huaneng Hualiangting Hydropower Co., Ltd. (“Hualiangting Hydropower”)	PRC	held directly	RMB 50,000,000	Generation and transfer of power supply, water supply (irrigation)	100%	100%

Huaneng Chaohu Power Generation Co., Ltd. (“Chaohu Power”) (iii)	PRC	held directly	RMB 800,000,000	Construction and operation of power plants and related construction projects	60%	70%

Huaneng Jingmen Thermal Power Co., Ltd. (“Jingmen Thermal Power”)	PRC	held directly	RMB 780,000,000	General business projects: thermal power, power development, power services	100%	100%

9	Investments in subsidiaries (Continued)

(ii)	Subsidiaries acquired from business combinations under common control (Continued)

Name of subsidiary	Country of incorporation	Type of interest held	Registered capital	Business nature and scope of operations	Percentage of equity interest held

					Interest	Voting

Enshi Qingjiang Dalongtan Hydropwer Development Co., Ltd. (“Dalongtan Hydropower”)	PRC	held directly	RMB 76,000,000	Hydropower development, production and management of electric power urban water supply	97%	97%

Huaneng Suzhou Thermal Power Co., Ltd. (“Suzhou Thermal Power”) (iv)	PRC	held directly	RMB 240,000,000	Power generation, steam production; mechanical and electrical equipment, pipeline installation, maintenance services; hot water, fly ash sales	53.45%	100%

Huaneng Hainan Power Inc. (“Hainan Power”)	PRC	held directly	RMB 1,326,419,587	Construction power plants, new energy development, power plant engineering and equipment maintenance services	91.80%	91.80%

Huaneng Ruijin Power Generation Co., Ltd. (“Ruijin Power Generation”)	PRC	held directly	RMB 536,923,299	Construction and operation of power plants and related construction projects	100%	100%

Huaneng Yingcheng Thermal Power Co., Ltd. (“Yingcheng Thermal Power”)	PRC	held directly	RMB 650,000,000	Construction and operation of power plants and related construction projects	100%	100%

Huaneng Wenchang Wind Power Generation Co., Ltd.	PRC	held indirectly	RMB 1,000,000	Development of wind power project, operation and management of wind power and related projects, production and sales of electricity	91.80%	100%

The subsidiaries above and the Company are all controlled by Huaneng Group before and after the acquisitions.

(iii)	Subsidiaries acquired from business combinations not under common control

Name of subsidiary	Country of incorporation	Type of interest held	Registered capital	Business nature and scope of operations	Percentage of equity interest held

					Interest	Voting

Huaneng Weihai Power Limited Liability Company (“Weihai Power”)	PRC	held directly	RMB 1,822,176,621	Power generation	60%	60%

Huaneng Huaiyin Power Limited Company	PRC	held directly	RMB 265,000,000	Power generation	100%	100%

Huade County Daditaihong Wind Power Utilization Limited Liability Company	PRC	held directly	RMB 196,400,000	Wind power development and utilization	100%	100%

Huaneng Zhanhua Co-generation Limited Liability Company	PRC	held directly	RMB 190,000,000	Production and sales of electricity and steam	100%	100%

Shandong Hualu Sea Transportation Limited Company	PRC	held directly	RMB 100,000,000	Cargo transportation along domestic coastal areas	53%	53%

Huaneng Qingdao Port Limited Company	PRC	held directly	RMB 219,845,000	Loading and conveying warehousing (excluding dangerous goods), conveying, supply of water carriage materials	51%	51%

9	Investments in subsidiaries (Continued)

(iii)	Subsidiaries acquired from business combinations not under common control (Continued)

Name of subsidiary	Country of incorporation	Type of interest held	Registered capital	Business nature and scope of operations	Percentage of equity interest held

					Interest	Voting

Huaneng (Fujian) Harbour Limited Company	PRC	held directly	RMB 652,200,000	Port management, cargo loading, water transport material supply	51%	51%

Fujian Yingda Property Development Limited Company	PRC	held indirectly	RMB 50,000,000	Real estate development leasing, real estate agency services, warehousing, loading and conveying	51%	100%

Fujian Xinhuanyuan Industrial Limited Company	PRC	held indirectly	RMB 93,200,000	Mineral water production and sale	51%	100%

Huaneng Yunnan Diandong Energy Limited Liability Company (“Diandong Energy”)	PRC	held directly	RMB 3,543,140,000	Power generation and coal exploitation	100%	100%

Yunnan Diandong Yuwang Energy Limited Company (“Diandong Yuwang”)	PRC	held directly	RMB 1,626,740,000	Power generation and coal exploitation	100%	100%

Huaneng Suzihe Hydropower Development Limited Company	PRC	held directly	RMB 50,000,000	Hydropower, aquaculture, agriculture irrigation	100%	100%

Enshi City Mawei Valley Hydropower Development Co., Ltd.	PRC	held directly	RMB 101,080,000	Hydro-resource development, hydropower, aquaculture	100%	100%

Kaifeng Xinli Power Generation Co., Ltd.	PRC	held indirectly	RMB 146,920,000	Power generation	60%	100%

Huaneng Luoyang Co-generation Limited Liability Company	PRC	held directly	RMB 600,000,000	Production and sales of electricity and heat to the electricity and heat networks sales of ancillary products of electricity and heat generation	80%	80%

Huaneng Jinling Combined Cycle Cogeneration Co., Ltd. (“Jinling CCGT”) (v)	PRC	held directly	RMB 356,350,000	Power generation	51%	72%

Huaneng Zhumadian Wind Power Generation Co., Ltd.	PRC	held directly	RMB 30,000,000	Wind power generation	90%	90%

SinoSing Power	Singapore	held directly	US$ 1,476,420,585	Investment holding	100%	100%

Tuas Power	Singapore	held indirectly	S$ 1,433,550,000	Electricity and gas supply and investment holding	100%	100%

Tuas Power Supply Pte Ltd.	Singapore	held indirectly	S$ 500,000	Power sales	100%	100%

TP Asset Management Pte Ltd.	Singapore	held indirectly	S$2	Render of environment engineering services	100%	100%

TPGS Green Energy Pte Ltd.	Singapore	held indirectly	S$ 1,000,000	Provision of utility services	75%	75%

New Earth Pte Ltd.	Singapore	held indirectly	S$ 10,111,841	Consultancy in waste recycling	100%	100%

New Earth Singapore Pte Ltd.	Singapore	held indirectly	S$ 17,816,050	Industrial waste management and recycling	100%	100%

9	Investments in subsidiaries (Continued)

Note:

(i)
According to its article of association, the other shareholder who holds the remaining equity interests of Shidongkou Power Company entrusts the Company to exercise all its voting rights in relation to the operation and financial policies of Shidongkou Power Company. Accordingly, the Company has control over Shidongkou Power Company.

(ii)
Pursuant to an agreement entered into between the Company and another shareholder, the Company is entrusted to vote the 25% voting rights held by the other shareholder as long as the Company remains as the largest shareholder of Beijing Cogeneration. Thus, the Company has majority voting rights required by the article of association to control the operation and financial policies of Beijing Cogeneration. Accordingly, the Company has control over Beijing Cogeneration.

(iii)
According to the voting in concert agreement entered into between the Company and one shareholder with 10% equity interests in Chaohu Power, the shareholder agreed to vote the same in respect of significant financial and operating decisions made by the Company. As a result, the Company has control over Chaohu Power.

(iv)
According to the voting in concert agreement entered into between the Company and the other two shareholders in Suzhou Thermal Power, the shareholders agreed to vote the same in respect of significant financial and operating decisions made by the Company. As a result, the Company has control over Suzhou Thermal Power.

(v)
According to the voting in concert agreement entered into between the Company and one shareholder with 21% equity interests in Jinling CCGT, the shareholder agreed to vote the same in respect of significant financial and operating decisions made by the Company under the circumstances that its legitimate entitlements are guaranteed. As a result, the Company has control over Jinling CCGT.

For the information of material non-controlling interest (“NCI”), please refer to Note 40.

10	Available-for-sale financial assets

Available-for-sale financial assets include the following:

	As at 31 December
	2015	2014
Listed security (Fair value measurement)
257.56 million shares (representing 1.56% shareholding) of Yangtze Power	3,492,510	2,748,162

Unlisted securities (Cost measurement)
10% of Shanxi Xishan Jinxing Energy Co., Ltd.	531,274	531,274
9.09% of Ganlong Double-track Railway Co., Ltd.	1,000,000	1,000,000
Others	54,079	53,941

Subtotal	1,585,353	1,585,215

Total	5,077,863	4,333,377

There were no impairment provisions on available-for-sale financial assets in 2015, 2014 and 2013.

11	Land use rights

The movements in the carrying amount of land use rights during the years are as follows:

	2015	2014

Beginning of the year
Cost	6,482,189	5,900,546
Accumulated amortization	(1,309,076)	(1,183,356)
Accumulated impairment losses	(219,269)	(225,905)

Net book value	4,953,844	4,491,285

Movement:
Business combination (Note 39)	2,996,440	-
Addition	600,693	613,225
Amortization charge for the year	(227,078)	(139,088)
Disposals and transfer out	(6,036)	(1,735)
Currency translation differences	(4,097)	(9,843)

End of the year	8,313,766	4,953,844

Cost	10,059,872	6,482,189
Accumulated amortization	(1,530,972)	(1,309,076)
Accumulated impairment losses	(215,134)	(219,269)

Net book value	8,313,766	4,953,844

All the lands located in the PRC and Singapore are leased from respective governments according to corresponding regulations applied across the countries. The Company and its subsidiaries will renew the leases according to the operation requirements of the Company and its subsidiaries and the related regulations of respective countries.

12	Power generation license

The movements in the carrying amount of power generation license during the years are as follows:

	2015	2014

Beginning of the year	3,720,959	3,837,169

Movement:
Currency translation differences	(41,784)	(116,210)

End of the year	3,679,175	3,720,959

The Company and its subsidiaries acquired the power generation license in connection with the acquisition of Tuas Power. The power generation license was initially recognized at fair value at the acquisition date. Tuas Power operates power plants in Singapore pursuant to the license granted by the Energy Market Authority for a period of 30 years from 2003 until 2032. The license was extended to 2044 during 2011 with minimal costs and is subject to further renewal. The Company and its subsidiaries expect that the applicable rules and regulations surrounding the renewal can be complied with based on the current market framework. The Company and its subsidiaries assessed the useful life of the power generation license at 31 December 2015 as indefinite and therefore the license is not amortized.

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

Key assumptions used for value-in-use calculation:

Management has assessed that, one of the most sensitive key assumptions is the discount rate which was arrived at based on weighted average cost of capital. The discount rate applied in determining the recoverable amounts of the CGU was 7.62% (31 December 2014: 7.29%). An absolute increase in the discount rate of 0.5% (31 December 2014: 0.5%) would result in approximately RMB1,704 million (31 December 2014: RMB1,540 million) decrease in the recoverable amount of the CGU.

Other key assumptions include projection of its business performance based on estimation of gross margin from electricity sold, volume of electricity sold and other operating expenses, which are largely based on a combination of past performance of the CGU, its expectation of market developments and consistency with forecasts included in industry reports. On average, the growth rates of 3.0% was used in consideration of future expansion plans and new development projects as part of the long-term strategy.  Cash flows beyond the terminal year was extrapolated using a growth rate of 2%.

Based on the assessments, no impairment was provided for the power generation license.

13	Mining rights

The movements in the carrying amount of mining rights during the years are as follow:

	2015	2014

Beginning of the year
Cost	1,922,655	1,922,655

Movement:
Addition	483,912	-
Impairment charge for the year	(760,296)	-

End of the year	1,646,271	1,922,655

Cost	2,406,567	1,922,655
Accumulated impairment losses	(760,296)	-

Net book value	1,646,271	1,922,655

In 2015, due to the decrease of coal market price, impairment loss for mining rights of approximately RMB760 million have been recognized for two subsidiaries of the Company. The discount rate applied in determining the recoverable amounts of the mining rights in the value in use model were 10.46% and 10.62%.

14	Derivative financial instruments

Details of derivative financial instruments are as follows:

	As at 31 December
	2015	2014

Derivative financial assets
－Hedging instruments for cash flow hedge (fuel swap contracts)	1	265
－Hedging instruments for cash flow hedge (exchange forward contracts)	140,977	116,712
－Hedging instruments for cash flow hedge (interest rate swap contracts)	2,691	-
－Financial instruments at fair value through profit or loss (fuel swap contracts)	39,894	184,756
－Financial instruments at fair value through profit or loss (exchange forward contracts)	949	-

Total	184,512	301,733

Less: non-current portion
－Hedging instruments for cash flow hedge (fuel swap contracts)	-	133
－Hedging instruments for cash flow hedge (exchange forward contracts)	42,353	40,465
－Hedging instruments for cash flow hedge (interest rate swap contracts)	2,691	-

Total non-current portion	45,044	40,598

Current portion	139,468	261,135

14	Derivative financial instruments (Continued)

	As at 31 December
	2015	2014

Derivative financial liabilities
－Hedging instruments for cash flow hedge (fuel swap contracts)	1,157,677	1,009,369
－Hedging instruments for cash flow hedge (exchange forward contracts)	2,297	11
－Hedging instruments for cash flow hedge (interest rate swap contract)	121,576	322,871
－Financial instruments at fair value through profit or loss (fuel swap contracts)	23,047	149,989
－Financial instruments at fair value through profit or loss (exchange forward contracts)	344	-

Total	1,304,941	1,482,240

Less: non-current portion
－Hedging instruments for cash flow hedge (fuel swap contracts)	307,573	326,634
－Hedging instruments for cash flow hedge (exchange forward contracts)	940	8
－Hedging instruments for cash flow hedge (interest rate swap contract)	121,576	322,871

Total non-current portion	430,089	649,513

Current portion	874,852	832,727

For the years ended 31 December 2015, 2014 and 2013, no material ineffective portion was recognized in the profit or loss arising from cash flow hedges.

The Company uses an interest rate swap contract to hedge its interest rate risk against one of its variable rate loans. The notional principal amount of the outstanding interest rate swap contract at 31 December 2015 was US$240 million (RMB equivalents of RMB1,558.46 million) (2014: US$278 million (RMB equivalents of RMB1,701.08 million)). Through this arrangement, the Company pays an annual fixed interest of 4.4% while the original annual floating interest expense (6-month LIBOR+1%) attached in the loan is offset by the receivable leg of the interest rate swap. Such a swap is settled on a quarterly basis from September 2009 to September 2019.

TPG uses exchange forward contracts to hedge its foreign exchange risk arising from highly probable forecast purchase transactions. It also uses fuel oil swap contracts to hedge its fuel price risk arising from highly probable forecast purchases of fuel purchases.

TPG also uses various interest rate swap contracts to hedge floating semi-annual interest payments on borrowings with maturity dates up to 2020. The notional principal amount of these outstanding interest rate swap contracts at 31 December 2015 was S$1,399.8 million (RMB equivalents of RMB6,421.8 million) (2014: S$1,440.9 million (RMB equivalents of RMB6,685.2 million)). Through these arrangements, TPG swaps original floating interest (6-month SOR) to annual fixed interest determined by individual swap contracts. Such swap contracts are settled semi-annually from September 2011 to March 2020. As at 31 December 2015, these interest rate swap contracts are carried on the consolidated statements of financial position as financial asset of RMB 2.69 million and financial liability of RMB41.12 million (2014: financial liability of RMB223.71 million).

14	Derivative financial instruments (Continued)

The analysis of contractual cash inflows/(outflows) of major derivative financial instruments are as follows:

		Cash flows
	Carrying amounts	Contractual cash flows	Within 1 year	Between 1 and 5 years	After 5 years

As at 31 December 2015
Derivative financial assets
Fuel derivatives used for hedging (net settlement)	1	1	1	-	-

Forward exchange contracts used for hedging
- inflows		2,223,114	1,604,161	618,953	-
- outflows		(2,093,389)	(1,510,919)	(582,470)	-

	140,977	129,725	93,242	36,483	-

Net-settled interest rate swaps used for hedging - net cash inflows/(outflows)	2,691	(16,121)	(7,241)	(8,880)	-

Fuel derivatives that do not qualify as hedges (net settlement)	39,894	39,894	39,894	-	-

Foreign exchange contracts that do not qualify as hedges (net settlement)	949	691	691	-	-

Derivative financial liabilities
Fuel derivatives used for hedging (net settlement)	1,157,677	(1,157,677)	(850,104)	(307,573)	-

Forward exchange contracts used for hedging
- inflows		539,730	429,306	110,424	-
- outflows		(544,985)	(432,193)	(112,792)	-

	2,297	(5,255)	(2,887)	(2,368)	-
Net-settled interest rate swaps used for hedging
- net cash inflows/(outflows)	121,576	(190,867)	(84,753)	(106,114)	-

Fuel derivatives that do not qualify as hedges (net settlement)	23,047	(23,047)	(23,047)	-	-

Foreign exchange contracts that do not qualify as hedges (net settlement)	344	(413)	(413)	-	-

As at 31 December 2014
Derivative financial assets
Fuel derivatives used for hedging (net settlement)	265	265	133	132	-

Forward exchange contracts used for hedging
- inflows		2,827,425	1,969,596	857,829	-
- outflows		(2,714,818)	(1,895,789)	(819,029)	-

	116,712	112,607	73,807	38,800	-

Fuel derivatives that do not qualify as hedges (net settlement)	184,756	184,756	184,756	-	-

14	Derivative financial instruments (Continued)

		Cash flows
	Carrying amounts	Contractual cash flows	Within 1 year	Between 1 and 5 years	After 5 years

Derivative financial liabilities
Fuel derivatives used for hedging (net settlement)	1,009,369	(1,009,369)	(682,735)	(326,634)	-

Forward exchange contracts used for hedging
- inflows		552,840	538,402	14,438	-
- outflows		(553,505)	(539,020)	(14,485)	-

	11	(665)	(618)	(47)	-

Net-settled interest rate swaps used for hedging
- net cash inflows/(outflows)	322,871	(508,178)	(175,843)	(320,678)	(11,657)

Fuel derivatives that do not qualify as hedges (net settlement)	149,989	(149,989)	(149,989)	-	-

15	Goodwill

The movements of goodwill during the years are as follows:

	2015	2014
Beginning of the year

Cost	13,865,890	14,273,513
Accumulated impairment losses	(2,140,335)	(1,515,482)

Net book value	11,725,555	12,758,031

Movement:
Business combination (Note 39)	1,169,966	-
Impairment charge for the year	(1,105,649)	(641,061)
Disposals	-	(78,002)
Currency translation differences	(112,690)	(313,413)

End of the year	11,677,182	11,725,555

Cost	14,919,930	13,865,890
Accumulated impairment losses	(3,242,748)	(2,140,335)

Net book value	11,677,182	11,725,555

15	Goodwill (Continued)

Impairment tests for goodwill

Goodwill is allocated to the CGUs of the Company and its subsidiaries.

The carrying amounts of major goodwill allocated to individual CGUs are as follows:

	2015	2014

PRC Power segment:
Hainan Power	506,336	-
Wuhan Power	518,484	-
Yueyang Power Company	100,907	100,907
Beijing Cogeneration	95,088	95,088
Yangliuqing Cogeneration	151,459	151,459
Diandong Energy	-	1,105,649

Singapore segment:
Tuas Power	9,922,584	10,035,274

The recoverable amount of a CGU is determined based on value-in-use calculations. For domestic CGUs, these calculations use cash flow projections based on management’s financial budgets covering periods of no more than five years. The Company expects cash flows beyond such periods will be similar to that of the respective final forecast years on existing production capacity.

For the goodwill allocated to Tuas Power, management has based their assessment of recoverable amount on value-in-use calculations. Management prepared the impairment model based on budget approved and various factors, such as inflation, power demand and other factors as well as the terminal value. On average, the growth rates of 3.0% was used in consideration of future expansion plans and new development projects as part of the long-term strategy. Cash flows beyond the terminal year was extrapolated using a growth rate of 2.0%.

Discount rates used for value-in-use calculations:

PRC Power segment	8.31% ~ 9.02%
Singapore segment	7.62%

Key assumptions used for value-in-use calculations:

Key assumptions applied in the impairment tests include the expected tariff rates, demands of electricity in specific regions where these power plants are located, fuel cost and the expected output schedule of coal mine under construction and selling price of coal. Management determined these key assumptions based on past performance and its expectations on market development. The discount rates used reflect specific risks relating to individual CGUs. Management believes that any reasonably possible change in any of these key assumptions on which recoverable amounts of individual CGUs are based may cause carrying amounts of individual CGUs to exceed their recoverable amounts. Please refer to Note 4 and 12 for details of respective sensitivity analysis on domestic and oversea CGU impairment testing.

15	Goodwill (Continued)

In 2015, due to continuous operating loss of the power plant assets as a result of oversupply of local power market and intense competition which led to lower utilization hours and tariff, and the effect of deteriorating coal market price on the coal assets under construction, the goodwill arising from the acquisition of Diandong Energy was fully impaired based on the impairment testing result. The above mentioned goodwill impairment provided in 2015 amounted to approximately RMB1,106 million in total. For Singapore segment, the decrease of goodwill in respect of Tuas Power was due to currency translation differences.

In 2014, due to the delay in coal mine construction schedule and continuous lower utilization of the power plants in Yunnan province, the goodwill arising from the acquisition of Diandong Energy and Diandong Yuwang were impaired based on the impairment testing result. The above mentioned goodwill impairment provided in 2014 amounted to approximately RMB641 million in total. For Singapore segment, the decrease of goodwill in respect of Tuas Power was due to currency translation differences.

In 2013, due to the external environment deterioration in respect of shipping market, the utilization of port was below expectation and the price was at a lower level. Based on the impairment testing results, the goodwill arising from the acquisition of Luoyuanwan Harbor, Qingdao Port and Hualu Sea Transportation were fully impaired. Besides, the goodwill arising from the acquisition of Enshi Hydropower was assessed as fully impaired due to the fact that the capital expenditure of the power plant was higher than the original expectation. The above mentioned goodwill impairment provided in 2013 approximately amounted to RMB586 million. For Singapore segment, the goodwill in respect of Tuas Power was impaired RMB392 million in 2013 as a result of the power market change in Singapore.

16	Other non-current assets

Details of other non-current assets are as follows:

	As at 31 December
	2015	2014

Intangible assets*	451,176	452,109
Deferred employee housing subsidies	3,907	4,847
Prepayments for switchhouse and metering station	9,257	10,142
Prepaid connection fees	111,513	118,941
Prepaid territorial water use right**	763,905	775,493
Finance lease receivables	552,401	525,353
VAT recoverable	1,618,894	981,980
Others	867,944	850,390

Total	4,378,997	3,719,255

*	The intangible assets primarily consist of software, patented technologies and etc. In 2015, there is no impairment provided for the intangible assets (2014: RMB nil).

**
The prepaid territorial water use right is amortized over the contractual period of 50 years. As at 31 December 2015, territorial water use right with net book value amounting to RMB78.38 million (2014: RMB80.36 million) was secured to a bank as collateral against a long-term loan of RMB18 million (2014: RMB37 million) (Note 23).

17	Inventories

Inventories comprised:

	As at 31 December
	2015	2014

Fuel (coal and oil) for power generation	3,997,910	5,228,867
Material and supplies	1,587,211	1,636,865

	5,585,121	6,865,732
Less: provision for inventory obsolescence	162,389	163,458

Total	5,422,732	6,702,274

Movements of provision for inventory obsolescence during the years are analyzed as follows:

	2015	2014	2013

Beginning of the year	(163,458)	(170,296)	(182,352)
Provision	(2,867)	(878)	(2,336)
Reversal	1,039	3,525	3,160
Write-offs	-	632	3,551
Currency translation differences	2,897	3,559	7,681

End of the year	(162,389)	(163,458)	(170,296)

18	Other receivables and assets

Other receivables and assets comprised the following:

	As at 31 December
	2015	2014

Prepayments for inventories	143,446	279,128
Prepayments for pre-construction cost	735,975	577,644
Prepaid income tax	2,393	20,499
Prepayments for capacity quota	303,399	303,399
Others	102,854	144,040

Total prepayments	1,288,067	1,324,710

Staff advances	15,692	17,648
Dividends receivable	305,000	188,958
Financial lease receivables	19,419	14,767
Interest receivables	175	350
Others	728,781	622,310

Subtotal other receivables	1,069,067	844,033

Less: provision for doubtful accounts	27,957	29,644

Total other receivables, net	1,041,110	814,389

VAT recoverable	1,678,812	1,272,621
Designated loan to a joint venture	80,000	-

Gross total	4,115,946	3,441,364

Net total	4,087,989	3,411,720

Please refer to Note 35 for details of other receivables and assets due from the related parties.

The gross amounts of other receivables are denominated in the following currencies:

	As at 31 December
	2015	2014

RMB	1,005,399	781,426
S$ (RMB equivalent)	60,596	43,652
US$ (RMB equivalent)	3,072	18,955

Total	1,069,067	844,033

18	Other receivables and assets (Continued)

Movements of provision for doubtful accounts during the years are analyzed as follows:

	2015	2014	2013

Beginning of the year	(29,644)	(30,673)	(28,641)
Reclassification to assets held for sale	-	-	51
Provision	(9)	-	(2,096)
Reversal	1,696	1,029	13

End of the year	(27,957)	(29,644)	(30,673)

As at 31 December 2015, there was no indication of impairment relating to other receivables which were not past due and no material provision was made (2014: nil).

As at 31 December 2015, other receivables of RMB168 million (2014: RMB101 million) were past due but not impaired. These amounts mainly represent funds deposited in a government agency and are fully recoverable. The ageing analysis of these other receivables was as follows:

	As at 31 December
	2015	2014

Within 1 year	98,649	32,330
Between 1 to 2 years	1,259	593
Between 2 to 3 years	780	236
Over 3 years	66,968	68,056

Total	167,656	101,215

As at 31 December 2015, other receivables of RMB35 million which were past due (2014: RMB35 million) were impaired and a provision of RMB28 million (2014: RMB30 million) has been provided against the receivables. The individually impaired receivables have been long outstanding without any repayment agreements in place or possibility of renegotiation. It was assessed that a substantial portion of the receivables is not expected to be recovered. The ageing of these other receivables was as follows:

	As at 31 December
	2015	2014

Within 1 year	1,566	542
Between 1 to 2 years	93	-
Between 2 to 3 years	3	-
Over 3 years	33,792	34,540

Total	35,454	35,082

19	Accounts receivable

Accounts receivable comprised the following:

	As at 31 December
	2015	2014

Accounts receivable	14,401,665	14,087,378
Notes receivable	1,977,790	806,394

	16,379,455	14,893,772
Less: provision for doubtful accounts	2,054	11,809

Total	16,377,401	14,881,963
The gross amounts of account receivables are denominated in the following currencies:

	As at 31 December
	2015	2014

RMB	15,639,091	13,875,489
S$ (RMB equivalent)	735,300	1,014,881
US$ (RMB equivalent)	5,064	3,402

Total	16,379,455	14,893,772

The Company and its subsidiaries usually grant about one month’s credit period to local power grid customers from the end of the month in which the sales are made, except for SinoSing Power which provides credit period that ranges from 5 to 60 days from the dates of billings. Certain accounts receivables of Singapore subsidiaries are backed by bankers’ guarantees and/or deposits from customers. It is not practicable to determine the fair value of the collaterals that correspond to these accounts receivable.

As at 31 December 2015, no accounts receivable was secured to banks as collateral against loans (2014: accounts receivable approximately RMB3,592 million were secured to banks as collateral against short-term loans of RMB3,150 million ).

For the collateral of notes receivable, please refer to Note 26 for details.

Movements of provision for doubtful accounts during the years are analyzed as follows:

	2015	2014	2013

Beginning of the year	(11,809)	(6,123)	(11,419)
Provision	(60)	(8,413)	(24)
Reversal	1,833	2,807	4,717
Write-off	-	-	50
Transfer from a subsidiary to a joint venture	8,126	-	-
Reclassification to assets held for sale	-	-	298
Currency translation differences	(144)	(80)	255

End of the year	(2,054)	(11,809)	(6,123)

19	Accounts receivable (Continued)

Ageing analysis of accounts receivable was as follows:

	As at 31 December
	2015	2014
Within 1 year	16,129,748	14,693,174
Between 1 to 2 years	225,253	123,700
Between 2 to 3 years	1,915	48,021
Over 3 years	22,539	28,877

Total	16,379,455	14,893,772

As at 31 December 2015, the maturity period of the notes receivable ranged from 1 to 6  months (2014: from 1 to 6 months).

As at 31 December 2015, and 2014, there was no indication of impairment relating to accounts receivable which were not past due and no provision was made.

As at 31 December 2015, accounts receivable of RMB2.05 million (2014: RMB11.81 million) were impaired. The ageing of these accounts receivable was as follows:

	As at 31 December
	2015	2014

Less than 1 year	-	274
Between 2 to 3 years	-	8,126
Over 3 years	2,054	3,409

Total	2,054	11,809

Receivables that were past due but not impaired relate to a number of independent customers that have a good track record with the Company and its subsidiaries. Based on past experience, management believes that no impairment allowance is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered fully recoverable.

20	Share capital

	2015		2014
	Number of Shares	Share capital	Number of Shares	Share capital
		RMB ’000		RMB ’000
As at 1 January
A shares	10,500,000,000	10,500,000	10,500,000,000	10,500,000
Overseas listed foreign shares	3,920,383,440	3,920,383	3,555,383,440	3,555,383

Subtotal	14,420,383,440	14,420,383	14,055,383,440	14,055,383

Issuance of new H shares	780,000,000	780,000	365,000,000	365,000

As at 31 December
A shares	10,500,000,000	10,500,000	10,500,000,000	10,500,000
Overseas listed foreign shares	4,700,383,440	4,700,383	3,920,383,440	3,920,383

Total	15,200,383,440	15,200,383	14,420,383,440	14,420,383

In November 2015, the Company issued 780,000,000 H shares with a par value of RMB1.00, at a price of HK$7.32 per H share. Net proceeds from the issuance amounted to HK$5.69 billion  after deducting issuance costs from gross proceeds of HK$5.71 billion. The difference between the net proceeds and the addition to share capital is recorded in capital surplus.

All shares issued by the Company were fully paid. The holders  of  domestic  shares  and  overseas  listed foreign shares, in all material aspects, are entitled to the same economic and voting rights.  None of the issued A shares are within the lock-up period as at 31 December 2014 and 2015.

21	Surplus reserves

	As at 1 January 2015	Transfer to surplus reserve	As at 31 December 2015

Surplus reserves	7,196,349	943,681	8,140,030

According to the Company Law of the PRC, the Company’s articles of association and board resolutions, the Company appropriates 10% of each year’s net profit under PRC GAAP to the statutory surplus reserve. The Company has the option to cease provision for such reserve  when it reaches 50% of the registered share capital. Upon the approval from relevant authorities, this reserve can be used to make up any losses incurred or to increase share capital. Except for offsetting against losses, this reserve cannot fall below 25% of the registered share capital after being used to increase share capital.

According to the Company’s articles of association and board resolutions on 24 March 2015, the Company intended to appropriate 10% of last year’s net profit attributable to the Company’s shareholders under PRC GAAP to the statutory surplus reserve, amounting to RMB1,055 million, in which RMB944 million being the excess of the consequent surplus reserve balance over 50% of the registered share capital was subject to the approval of the shareholders. Upon the approval of the shareholders at the annual general meeting on 25 June 2015 the excess amount was transferred to surplus reserve in 2015.

Appropriation of discretionary surplus reserve is proposed by the Board of Directors, and approved by the general meeting of shareholders. This reserve can be used to make up any losses incurred in prior years or to increase the share capital after obtaining relevant approvals. For the years ended 31 December 2014 and 2015, no provision was made to the discretionary surplus reserve.

21	Surplus reserves (Continued)

According to the articles of association, in distributing the Company’s profits after tax for the relevant accounting year, the lower of amounts determined in accordance with PRC GAAP and IFRS shall be adopted. As at 31 December 2015, in accordance with PRC GAAP and IFRS, the balance of retained earnings for the Company and its subsidiaries amounted to approximately RMB37.606 billion and RMB37.314 billion; respectively; and the balance of retained earnings for the Company amounted RMB30.156 billion and RMB27.249 billion, respectively.

22	Dividends

On 22 March 2016, the Board of Directors proposed a cash dividend of RMB0.47 per share, totaling approximately RMB7,144 million. This proposal is subject to the approval of the shareholders at the annual general meeting.

On 25 June 2015, upon the approval from the annual general meeting of the shareholders, the Company declared 2014 final dividend of RMB0.38 (2013: RMB0.38) per ordinary share, totaling approximately RMB5,480 million (2013: RMB5,341 million).

23	Long-term loans

Long-term loans comprised the following:

	As at 31 December
	2015	2014

Loans from Huaneng Group and its subsidiaries (a)	2,696,225	1,057,485
Bank loans and other loans (b)	75,683,003	63,973,406

	78,379,228	65,030,891

Less: Current portion of long-term loans	12,351,205	7,392,433

Total	66,028,023	57,638,458

(a)	Loans from Huaneng Group and its subsidiaries

Details of loans from Huaneng Group and its subsidiaries are as follows:

	As at 31 December 2015
	Original currency	RMB equivalent	Less: Current portion	Non-current portion	Annual interest rate
	’000
Loans from Huaneng Group
Unsecured
RMB
- Variable rate	665,015	665,015	665,015	-	4.28%-5.54%

Loans from HIPDC
Unsecured
RMB
- Fixed rate	400,000	400,000	400,000	-	5.30%
- Variable rate	1,300,210	1,300,210	1,300,210	-	4.28%~5.30%

Loans from Huaneng Finance
Unsecured
RMB
- Variable rate	331,000	331,000	72,000	259,000	4.41%~5.84%

Total		2,696,225	2,437,225	259,000

23	Long-term loans (Continued)

(a)	Loans from Huaneng Group and its subsidiaries (Continued)

	As at 31 December 2014
	Original currency	RMB equivalent	Less: Current portion	Non-current portion	Annual interest rate
	’000
Loans from Huaneng Group
Unsecured
RMB
- Variable rate	640,485	640,485	-	640,485	5.40%

Loans from Huaneng Finance
Unsecured
RMB
- Fixed rate	417,000	417,000	417,000	-	5.54%

Total		1,057,485	417,000	640,485

(b)	Bank loans and other loans

Details of bank loans and other loans are as follows:

	As at 31 December 2015
	Original currency	RMB equivalent	Less: Current portion	Non-current portion	Annual interest rate
	’000
Secured
RMB
- Fixed rate	9,389,630	9,389,630	1,103,320	8,286,310	4.41%-6.15%
- Variable rate	253,000	253,000	25,300	227,700	4.90%
Unsecured
RMB
- Fixed rate	18,727,985	18,727,985	2,201,076	16,526,909	2.90%-6.55%
- Variable rate	31,374,161	31,374,161	5,774,825	25,599,336	3.95%-6.55%
US$
- Variable rate	472,800	3,070,174	388,925	2,681,249	1.38%
S$
- Variable rate	2,696,925	12,372,141	348,296	12,023,845	1.98%~4.25%
€
- Fixed rate	48,530	344,331	66,294	278,037	2.00%-2.15%
JPY
-Fixed rate	2,812,263	151,581	5,944	145,637	0.75%

Total		75,683,003	9,913,980	65,769,023

	As at 31 December 2014
	Original currency	RMB equivalent	Less: Current portion	Non-current portion	Annual interest rate
	’000
Secured
RMB
- Fixed rate	10,504,895	10,504,895	1,059,994	9,444,901	5.54%-6.55%
- Variable rate	100,000	100,000	-	100,000	6.15%
Unsecured
RMB
- Fixed rate	26,194,209	26,194,209	4,985,946	21,208,263	4.20%-6.55%
- Variable rate	10,556,570	10,556,570	82,980	10,473,590	5.35%-6.55%
US$
- Fixed rate	2,666	16,316	16,316	-	6.36%
- Variable rate	539,004	3,298,164	408,284	2,889,880	0.81%-1.74%
S$
- Variable rate	2,774,327	12,871,770	352,252	12,519,518	1.98%-4.25%
€
- Fixed rate	57,874	431,482	69,661	361,821	2.00%-2.15%

Total		63,973,406	6,975,433	56,997,973

23	Long-term loans (Continued)

(b)	Bank loans and other loans (Continued)

As at 31 December 2015, a long-term loan of RMB18 million (31 December 2014: RMB37 million) is secured by territorial water use right with net book value amounting to RMB78.38 million (31 December 2014: RMB80.36 million).

As at 31 December 2015, a long-term loan of RMB67 million (31 December 2014: RMB95 million) is secured by certain property, plant and equipment with net book value amounting to approximately RMB150 million (31 December 2014: RMB194 million).

As at 31 December 2015, long-term loans of approximately RMB9,558 million were secured by future electricity revenue (31 December 2014: RMB10,404 million).

As at 31 December 2014, a long-term loan of RMB69 million was secured by a subsidiary’s port facility with net book value amounting to RMB522 million. The subsidiary was transferred to joint venture in 2015.

The maturity of long-term loans is as follows:

	Loans from Huaneng Group and its subsidiaries		Bank loans and other loans
	As at 31 December		As at 31 December
	2015	2014	2015	2014

1 year or less	2,437,225	417,000	9,913,980	6,975,433
More than 1 year but no more than 2 years	62,000	640,485	12,028,176	8,356,701
More than 2 years but no more than 3 years	68,000	-	9,134,791	9,292,458
More than 3 years but no more than 4 years	2,000	-	9,219,121	5,667,453
More than 4 years but no more than 5 years	2,000	-	6,404,924	6,870,199
More than 5 years	125,000	-	28,982,011	26,811,162

	2,696,225	1,057,485	75,683,003	63,973,406

Less: amount due within 1 year included under current liabilities	2,437,225	417,000	9,913,980	6,975,433

Total	259,000	640,485	65,769,023	56,997,973

The interest payment schedule of long-term loans in the future years are summarized as follows:

	As at 31 December
	2015	2014

1 year or less	3,354,579	2,971,899
More than 1 year but not more than 2 years	2,784,037	2,628,832
More than 2 years but not more than 5 years	5,784,420	5,479,149
More than 5 years	4,325,853	4,441,296

Total	16,248,889	15,521,176

24	Long-term bonds

The Company issued bonds with maturity of 5 years, 7 years and 10 years in December 2007 with face values of RMB1 billion, RMB1.7 billion and RMB3.3 billion bearing annual interest rates of 5.67%, 5.75% and 5.90%, respectively. The total actual proceeds received by the Company were approximately RMB5.885 billion. These bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rates of those bonds are 6.13%, 6.10% and 6.17%, respectively. Interest paid per annum during the tenure of the bonds is RMB57 million, RMB98 million and RMB195 million, respectively. The bond with original maturity of 5 years had matured in December 2012 and the Company repaid the principal of RMB1 billion.  The bond with original maturity of 7 years had matured in December 2014 and the Company repaid the principal of RMB1.7 billion. As at 31 December 2015, interest payables for the unmatured bonds amounted to approximately RMB3.72 million (31 December 2014: RMB3.73 million).

The Company also issued bonds with maturity of 10 years in May 2008 with a face value of RMB4 billion bearing an annual interest rate of 5.20%. The actual proceeds received by the Company were approximately RMB3.933 billion. These bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rate of bond is 5.42%. Interest paid per annum during the tenure of the bonds is RMB208 million. As at 31 December 2015, interest payable for these bonds amounted to approximately RMB134.69 million (31 December 2014: RMB135.06 million).

In November 2011 and January 2012, the Company issued non-public debt financing instrument with maturity of 5 years and 3 years with face values of RMB5 billion and RMB5 billion bearing annual interest rates of 5.74% and 5.24%, respectively. The actual proceeds received by the Company were approximately RMB4.985 billion and RMB4.985 billion. These bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rates of those bonds are 6.04% and 5.54%, respectively. Interest paid per annum during the tenure of the bonds is RMB287 million and RMB262 million. The bond with original maturity of 3 years had matured in January 2015 and the Company repaid the principal of RMB5 billion.  As at 31 December 2015, interest payable for the unmatured bond amounted to approximately RMB45.48 million (31 December 2014: RMB45.61 million).

The Company issued overseas listed bonds with maturity of 3 years in February 2013 with a face value of RMB1.5 billion bearing an annual interest rate of 3.85%. The proceeds received by the Company were approximately RMB1.495 billion. These bonds are denominated in RMB and issued at par. Interest is payable semi-annually while principal will be paid when the bonds fall due. The annual effective interest rate of the bonds is 3.96%. Interest paid per annum during the tenure of the bonds is RMB58 million. As at 31 December 2015, interest payable for the bonds amounted to approximately RMB23.57 million (31 December 2014: RMB23.57 million).

The Company issued non-public debt financing instrument with maturity of 3 years in June 2013 with a face value of RMB5 billion bearing an annual interest rate of 4.82%. The proceeds received by the Company were approximately RMB4.985 billion. The bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rate of the bonds is 5.12%. Interest paid per annum during the tenure of the bonds is RMB241 million. As at 31 December 2015, interest payable for the bonds amounted to approximately RMB138.94 million (31 December 2014: RMB139.32 million).

24	Long-term bonds (Continued)

The Company issued medium-term notes with maturity of 5 years in July 2014 with a face value of RMB4 billion bearing an annual interest rate of 5.30%. The actual proceeds received by the Company were approximately RMB3.988 billion. These notes are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the notes fall due. The annual effective interest rate of these notes is 5.37%. Interest paid per annum during the tenure of the notes is RMB212 million. As at 31 December 2015, interest payable for the bonds amounted to approximately RMB99.05 million (31 December 2014: RMB99.32 million).

Please refer to Note 35(c) for details of long-term bonds of the Company guaranteed by HIPDC and government-related banks.

25	Other non-current liabilities

	As at 31 December
	2015	2014

Finance lease payables(a)	1,422,572	1,584,020
Government Grant
-Environmental subsidies(b)	1,093,483	909,615
-Other government grant	164,394	113,010
Others	981,312	441,595

Subtotal	3,661,761	3,048,240

current portion of finance lease payables	(519,306)	(329,560)
current portion of other non-current liabilities	(20,000)	-

Subtotal	(539,306)	(329,560)

Total	3,122,455	2,718,680

(a)	The Company and its subsidiaries had obligation under finance leases as follows:

	As at 31 December
	2015	2014

Within 1 year	574,415	414,143
After 1 year but within 2 years	596,160	541,831
After 2 years but within 3 years	240,793	535,492
After 3 years	136,386	284,234

	1,547,754	1,775,700

Less: total future interest expense	125,182	191,680

Present value of finance lease obligations	1,422,572	1,584,020

(b)	This primarily represented subsidies for the construction of desulphurization equipment and other environmental protection projects.

(c)	In 2015, the asset-related government grants which were credited to the statement of comprehensive income amounted to RMB98.88 million (2014: RMB66.15 million).

26	Accounts payable and other liabilities

Accounts payable and other liabilities comprised:

	As at 31 December
	2015	2014

Accounts and notes payable	9,403,088	11,685,285
Amounts received in advance	472,886	649,431
Payables to contractors for construction	11,425,575	10,172,216
Retention payables to contractors	1,200,724	996,861
Consideration payables for acquisitions	-	23,683
Accrued interests	874,333	1,056,249
Accrued pollutants discharge fees	94,691	75,648
Accrued water-resources fees	18,847	35,329
Accrued service fee of intermediaries	51,340	62,261
Security deposits	104,949	100,356
Provisions	15,001	28,647
Others	2,524,330	2,149,898

Total	26,185,764	27,035,864

Please refer to Note 35(a) for details of accounts payable and other liabilities due to the related parties.

As at 31 December 2015, notes payable of RMB14 million (2014: RMB13 million) were secured by notes receivable with net book value amounted to RMB14 million (2014: notes receivable amounted to RMB15 million).

The carrying amounts of financial liabilities (excluding amounts received in advance) included in accounts payable and other liabilities are denominated in the following currencies:

	As at 31 December
	2015	2014

RMB	24,773,457	25,106,220
S$ (RMB equivalent)	517,192	635,640
US$ (RMB equivalent)	392,953	626,242
JPY (RMB equivalent)	29,264	15,599
EUR (RMB equivalent)	12	2,677
GBP (RMB equivalent)	-	55

Total	25,712,878	26,386,433

26	Accounts payable and other liabilities (Continued)

The ageing analysis of accounts and notes payable was as follows:

	As at 31 December
	2015	2014

Within 1 year	9,280,736	11,559,092
Between 1 to 2 years	78,682	88,408
Over 2 years	43,670	37,785

Total	9,403,088	11,685,285

27	Taxes payable

Taxes payable comprises:

	As at 31 December
	2015	2014

VAT payable	663,243	766,329
Income tax payable	1,054,246	751,349
Others	353,982	340,346

Total	2,071,471	1,858,024

28	Short-term bonds

The Company issued unsecured short-term bonds with face values of RMB5 billion and RMB5 billion bearing annual interest rates of 4.90% and 3.98% in April 2014 and November 2014, respectively. Such bonds are denominated in RMB, issued at par and mature in 365 days. The annual effective interest rates of these bonds are 5.30% and 4.40%, respectively. These bonds were fully repaid in April 2015 and November 2015 respectively.

The Company issued unsecured super short-term bonds with face values of RMB2 billion, RMB3 billion, and RMB3 billion bearing annual interest rates of 4.63%, 4.63% and 4.00%,  in August 2014, September 2014, and November 2014, respectively. Such bonds are denominated in RMB, issued at face value and mature in 270 days from the issuance dates. The annual effective interest rates of these bonds are 4.94%, 4.94% and 4.31%, respectively. The bonds had matured and were fully repaid in May 2015, June 2015 and August 2015 respectively.

The Company issued unsecured short-term bonds with a face values of RMB5 billion and RMB 3 billion bearing annual interest rate of 4.44% and 3.17% in April 2015 and August 2015. Such bond is denominated in RMB, issued at par and mature in 366 days. The annual effective interest rates of these bonds is 4.86% and 3.58%. As at 31 December 2015, interest payables for the bonds amounted to approximately RMB159.52 million and RMB 34.82 million, respectively.

28	Short-term bonds (Continued)

The Company issued unsecured super short-term bonds with face values of RMB2 billion, RMB2 billion, RMB2 billion and RMB5 billion bearing annual interest rates of 3.11%, 3.10% , 3.38% and 3.05%,  in June 2015, June 2015, June 2015 and July 2015, respectively. Such bonds are denominated in RMB, issued at face value and mature in 270 days from the issuance dates. The annual effective interest rates of these bonds are 3.42%, 3.41%, 3.69% and 3.36%. As at 31 December 2015, interest payables for the outstanding bonds amounted to approximately RMB34.67 million, RMB33.54 million, RMB34.91 million and RMB 73.75 million, respectively.

29	Short-term loans

Short-term loans are as follows:

	As at 31 December 2015			As at 31 December 2014
	Original currency	RMB equivalent	Annual interest rate	Original currency	RMB equivalent	Annual interest rate
	’000	’000
Secured
RMB
- Fixed rate	-	-	-	190,000	190,000	6.00%
- Fixed rate-discounted notes receivable	307,149	307,149	3.19%-4.30%	114,901	114,901	4.50%-4.80%
- Variable rate	-	-	-	3,000,000	3,000,000	5.04%

Subtotal		307,149			3,304,901

Unsecured
RMB
- Fixed rate	1,275,000	1,275,000	3.92%-5.60%	9,532,000	9,532,000	4.00%-6.00%
- Variable rate	48,301,340	48,301,340	3.83%-5.32%	30,692,103	30,692,103	5.00%-6.00%

Subtotal		49,576,340			40,224,103

Total		49,883,489			43,529,004

As at 31 December 2015, no short-term loan was secured by accounts receivable (31 December 2014: short-term loans of RMB3,150 million were secured by accounts receivable of the Company and its subsidiaries with net book value amounting to RMB3,592 million).

As at 31 December 2015, no short-term loan was secured by property, plant and equipment (31 December 2014: a short-term loan of RMB40 million is secured by a subsidiary’s port facility with net book value amounting to RMB56.47 million).

As at 31 December 2015, short-term loans of RMB307 million (31 December 2014: RMB115 million) represented the notes receivable that were discounted with recourse. As these notes receivable had not yet matured, the proceeds received were recorded as short-term loans.

As at 31 December 2015, a short-term loan from China Huaneng Group Clean Energy Technology Research Institute Co., Ltd. (“Huaneng Clean Energy”) has been repaid  (31 December 2014: RMB150 million).

As at 31 December 2015, a short-term loan from Xi’an Thermal Power Research Institute Co., Ltd (“Xi’an Thermal”) has been repaid (31 December 2014: RMB200 million).

As at 31 December 2015, a short-term loan  from Huaneng Group Hong Kong Limited Company (“Huaneng Hong Kong”) has been repaid (31 December 2014: RMB100 million).

30	Deferred income tax assets and liabilities

The offset amounts of deferred income tax assets and liabilities are as follows:

	As at 31 December
	2015	2014

Deferred income tax assets	1,064,391	884,274
Deferred income tax liabilities	(2,494,143)	(1,810,755)

Total	(1,429,752)	(926,481)

The gross movement on the deferred income tax accounts is as follows:

	2015	2014	2013

Beginning of the year	(926,481)	(1,380,059)	(1,479,342)
Business combination (Note 39)	(1,007,147)	-	-
Credited to profit or loss (Note 32)	687,206	541,582	57,230
Charged to other comprehensive income	(198,525)	(119,984)	(59,197)
Currency translation differences	15,195	31,980	79,187
Reclassification to liabilities held for sale	-	-	22,063

End of the year	(1,429,752)	(926,481)	(1,380,059)

30	Deferred income tax assets and liabilities (Continued)

The movements in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdictions, are as follows:

Deferred income tax assets:

	Hedging reserve	Amortization of land use rights	Provision for impairment loss	Depreciation	Accrued expenses	VAT refunds on purchases of domestically manufactured equipment	Unused tax losses	Others	Total

As at 1 January 2014	62,874	14,711	261,673	97,007	33,604	281,346	159,890	403,956	1,315,061
(Charged)/credited to profit or loss	-	(368)	(55,094)	541,903	42,107	(25,260)	(77,448)	51,200	477,040
Credited to other comprehensive income	160,112	-	-	-	-	-	-	-	160,112
Currency translation differences	(8,458)	-	(147)	(80)	-	-	(123)	(77)	(8,885)

As at 31 December 2014	214,528	14,343	206,432	638,830	75,711	256,086	82,319	455,079	1,943,328

Business combination (Note 39)	-	452	98,498	918	-	-	-	25,507	125,375
(Charged)/credited to profit or loss	-	(378)	94,537	(67,315)	(34,773)	(25,644)	153,954	213,629	334,010
Charged to other comprehensive loss	(12,438)	-	-	-	-	-	-	-	(12,438)
Currency translation differences	(2,214)	-	(49)	(54)	-	-	(289)	2,188	(418)

As at 31 December 2015	199,876	14,417	399,418	572,379	40,938	230,442	235,984	696,403	2,389,857

30	Deferred income tax assets and liabilities (Continued)

Deferred income tax liabilities:

	Fair value gains	Amortization of land use rights	Depreciation	Power generation license	Mining rights	Territorial water use right	Others	Total

As at 1 January 2014	(179,059)	(411,263)	(988,792)	(652,319)	(270,667)	(78,834)	(114,186)	(2,695,120)

(Charged)/credited to profit or loss	-	(6,918)	76,723	-	-	2,864	(8,127)	64,542
Charged to other comprehensive loss	(280,096)	-	-	-	-	-	-	(280,096)
Currency translation differences	-	17,658	2,960	19,756	-	-	491	40,865

As at 31 December 2014	(459,155)	(400,523)	(909,109)	(632,563)	(270,667)	(75,970)	(121,822)	(2,869,809)

Business combination (Note 39)	-	(528,361)	(603,508)	-	-	-	(653)	(1,132,522)
Credited to profit or loss	-	24,257	212,855	-	113,452	1,769	863	353,196
Charged to other comprehensive loss	(186,087)	-	-	-	-	-	-	(186,087)
Currency translation differences	-	454	8,056	7,103	-	-	-	15,613

As at 31 December 2015	(645,242)	(904,173)	(1,291,706)	(625,460)	(157,215)	(74,201)	(121,612)	(3,819,609)

30	Deferred income tax assets and liabilities (Continued)

As at 31 December 2015 and 2014, taxable temporary differences relating to interest in equity method investees amounted to RMB3.78 billion and RMB2.69 billion, respectively. No deferred tax liabilities were recognized as at 31 December 2015 and 2014 as dividends from investments in associates and joint ventures are exempted from the PRC income tax and the Company has no plan to dispose any of these investees in the foreseeable future.

As at 31 December 2015 and 2014, taxable temporary differences relating to the undistributed profit of a wholly-owned foreign subsidiary amounted to RMB3.78 billion and RMB3.84 billion, respectively. No deferred tax liabilities were recognized in respect of the tax that would be payable on the distribution of these retained profit as at 31 December 2015 and 2014 as the Company controls the dividend policy of the subsidiary, and it has been determined that it is probable that the profits will not be distributed in the foreseeable future.

In accordance with the accounting policy set out in Note 2(s), the Company and its subsidiaries did not recognize deferred income tax assets in respect of certain deductible temporary differences and accumulated tax losses that can be carried forward against future taxable income as follow:

	As at 31 December
	2015	2014

Deductible temporary differences	2,940,730	2,408,796
Tax losses	6,990,624	7,056,577

Total	9,931,354	9,465,373

The expiry dates of the tax losses of the Company and its subsidiaries for which no deferred income tax assets were recognized are summarized as follows:

	As at 31 December
	2015	2014

Year of expiry
2015	-	901,015
2016	1,504,577	1,589,376
2017	1,900,325	1,932,014
2018	1,181,030	1,256,982
2019	1,284,264	1,377,190
2020	1,120,428	-

Total	6,990,624	7,056,577

31	Additional financial information to the statements of financial position

As at 31 December 2015, the net current liabilities of the Company and its subsidiaries amounted to approximately RMB90,271 million (2014: RMB66,981 million). On the same date, total assets less current liabilities were approximately RMB185,030 million (2014: RMB170,326 million).

32	Income tax expense

	For the year ended 31 December
	2015	2014	2013

Current income tax expense	6,386,149	6,028,790	4,579,901
Deferred income tax (Note 30)	(687,206)	(541,582)	(57,230)

Total	5,698,943	5,487,208	4,522,671

No Hong Kong profits tax has been provided as there were no estimated assessable profits in Hong Kong for the year (2014 and 2013: nil).

The reconciliation of the effective income tax rate from the notional income tax rate is as follows:

	For the year ended 31 December
	2015	2014	2013

Notional tax on profit before incometax expense, calculated at the applicable income tax rates in the countries concerned	25.11%	24.94%	24.33%
Effect of tax losses not recognized	(0.12%)	0.96%	0.48%

Effect of deductible temporary differences not recognized	(0.16%)	1.67%	0.53%
Effect of non-taxable income	(1.77%)	(1.86%)	(1.15%)
Effect of non-deductible expenses	1.37%	1.59%	1.80%
Others	0.39%	1.50%	(0.03%)

Effective tax rate	24.82%	28.80%	25.96%
The Company and its PRC branches and subsidiaries are subject to income tax at 25%, except for certain PRC branches and subsidiaries that are tax exempted or taxed at preferential tax rates, as determined in accordance with the relevant PRC income tax rules and regulations for the years ended 31 December 2015, 2014 and 2013.

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

The income tax rate applicable to Singapore subsidiaries is 17% (2014 and 2013: 17%).

33	Earnings per share

The basic earnings per share is calculated by dividing the consolidated net profit attributable to the equity holders of the Company by the weighted average number of the Company’s outstanding ordinary shares during the year:

33	Earnings per share (Continued)

	2015	2014	2013

Consolidated net profit attributable to equity holders of the Company	13,651,933	10,757,317	10,426,024
Weighted average number of the Company’s outstanding ordinary shares (’000)*	14,485,383	14,085,800	14,055,383
Basic and diluted earnings per share (RMB)	0.94	0.76	0.74

*Weighted average number of ordinary shares:

	2015	2014	2013
	’000	’000	’000

Issued ordinary shares at 1 January	14,420,383	14,055,383	14,055,383
Effect of share issue (Note 20)	65,000	30,417	-

Weighted average number of ordinary shares at 31 December	14,485,383	14,085,800	14,055,383

There was no dilutive effect on earnings per share since the Company had no dilutive potential ordinary shares for the years ended 31 December 2015, 2014 and 2013.

34	Notes to consolidated statement of cash flows

Bank balances and cash comprised the following:

	As at 31 December
	2015	2014	2013

Total bank balances and cash	7,537,813	12,608,192	9,433,385
Add: Cash and cash equivalents reclassified to assets held for sale	-	-	34,488
Less: Restricted cash	59,563	369,825	126,201

Cash and cash equivalents as at year end	7,478,250	12,238,367	9,341,672

The bank balances and cash of the Company and its subsidiaries are denominated in the following currencies:

	As at 31 December
	2015	2014	2013

RMB	5,847,363	8,346,060	7,780,145
S$ (RMB equivalent)	1,130,356	1,064,479	1,109,913
US$ (RMB equivalent)	559,761	753,061	543,312
JPY (RMB equivalent)	205	4	15
HK$ (RMB equivalent)	128	2,444,588	-

Total	7,537,813	12,608,192	9,433,385

There is no material non-cash investing and financing transactions for the years ended 31 December 2015, 2014 and 2013.

35	Related party balances and transactions

The related parties of the Company and its subsidiaries that had transactions with the Company and its subsidiaries are as follows:

Names of related parties	Nature of relationship

Huaneng Group	Ultimate parent company
HIPDC	Parent company
Huaneng Energy & Communications Holdings Co., Ltd. and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Property Co., Ltd. and its subsidiaries	Subsidiaries of Huaneng Group
Xi’an Thermal and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Group Technology Innovation Center	A subsidiary of Huaneng Group
Huaneng Hulunbeier Energy Development Company Ltd.	A subsidiary of Huaneng Group
Gansu Huating Coal and Power Co., Ltd.	A subsidiary of Huaneng Group
Alltrust Insurance Co., Ltd.	A subsidiary of Huaneng Group
North United Power Co., Ltd. and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Clean Energy	A subsidiary of Huaneng Group
Huaneng Renewables Corporation Limited	A subsidiary of Huaneng Group
Huaneng Shandong Power Limited and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Carbon Assets Management Company Limited	A subsidiary of Huaneng Group
Huaneng Huajialing Wind Power Co., Ltd.	A subsidiary of Huaneng Group
Huaneng Hong Kong	A subsidiary of Huaneng Group
Huaneng Lancangjiang Hydropower Co., Ltd.	A subsidiary of Huaneng Group
Huaneng Henan Zhongyuan Gas Power Generation Co., Ltd.	A subsidiary of Huaneng Group
Rizhao Power Company	An associate of the Company and also a subsidiary of Huaneng Group
Huaneng Tiancheng Financial Leasing Co., Ltd.	An associate of the Company and also a subsidiary of Huaneng Group
Shidaowan Nuclear Power Co., Ltd.	An associate of the Company and also a subsidiary of Huaneng Group
Xiapu Nuclear Power Co., Ltd.	An associate of the Company and also a subsidiary of Huaneng Group
Huaneng Finance	An associate of the Company and also a subsidiary of Huaneng Group
Hainan Nuclear Power Co., Ltd.	An associate of the Company
Huaneng (Tianjing) Coal Gasification Power Generation Co., Ltd. (“Coal Gasification Co.”)	An associate of the Company and also a subsidiary of Huaneng Group
Lime Company	An associate of a subsidiary
Shanghai Time Shipping	A joint venture of the Company
Jiangsu Nantong Power	A joint venture of the Company

35	Related party balances and transactions (Continued)

Names of related parties	Nature of relationship

Yinkou Port	A joint venture of the Company
Subsidiaries of Jiangsu Province Guoxin Asset Management Group Limited Company (“Jiangsu Guoxin”)**	Other related party
Other government-related enterprises***	Related parties of the Company

*
Transactions with subsidiaries of Huaneng Group which also are associates of the Company and its subsidiaries are presented as transactions with subsidiaries of Huaneng Group for note 35(a), 35(b) and 35(c).

**
Before 10 March 2015, the former director of the Company, Mr. Xu Zujian also serves as the Vice President of Jiangsu Guoxin. On 10 March 2015, Mr. Xu Zujian resigned from the position of the non-executive director. Meanwhile, Jiangsu Guoxin holds 30%, 30%, 26.36%, 30% and 21% equity interest of Huaneng Nanjing Combined Cycle Co-generation Co., Ltd., Huaneng Nantong Power Generation Limited Liability Company, Huaneng Huaiyin II Power Limited Company, Jinling Power and Jinling CCGT, respectively.

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

35	Related party balances and transactions (Continued)

(a)	Related party balances

(i)	Cash deposits in a related party

	As at 31 December
	2015	2014

Deposits in Huaneng Finance - Savings deposit	4,599,922	5,048,722

For the year ended 31 December 2015, the annual interest rates for these savings deposits placed with Huaneng Finance ranged from 0.35% to 1.35% (2014: from 0.35% to 1.35%).

(ii)	As described in Note 23 and 29, certain loans of the Company and its subsidiaries were borrowed from Huaneng Group, HIPDC, Huaneng Finance, Xi’an Thermal, Huaneng Hong Kong and Huaneng Clean Energy.

(iii)
Except for those disclosed in Note 35(a)(ii), the balances with Huaneng Group, HIPDC, subsidiaries, associates, joint ventures and other related parties are unsecured, non-interest bearing and receivable/repayable within one year. As at and for the years ended 31 December 2015 and 2014, no provision is made on receivable balances from these parties.

Other receivables and assets comprised the following balances due from related parties:

	As at 31 December
	2015	2014

Due from Huaneng Group	1,700	-
Due from HIPDC	-	99
Due from joint ventures	421,884	50,000
Due from subsidiaries of Huaneng Group	61,876	287,326
Due from other related parties	26,745	-

Total	512,205	337,425

(iv)	Accounts payable and other liabilities comprised the following balances due to related parties:

	As at 31 December
	2015	2014

Due to Huaneng Group	25,819	1,313
Due to HIPDC	89,589	14,417
Due to associates	9,652	12,718
Due to a joint venture	308,308	288,983
Due to subsidiaries of Huaneng Group	2,451,528	4,007,701
Due to other related parties	-	126,102

Total	2,884,896	4,451,234

35	Related party balances and transactions (Continued)

(a)	Related party balances (Continued)

(v)
As at 31 December 2015, included in long-term loans (including current portion) and short-term loans are loans payable to other government-related enterprises amounting to RMB126 billion (2014: RMB106 billion).

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

(b)	Related party transactions

(i)	Procurement of goods and receiving services

	For the year ended 31 December
	2015	2014	2013

Huaneng Group
Technical services and engineering contracting services	50	-	10
Purchase of capacity quota	-	-	478,620

Subsidiaries of Huaneng Group
Purchase of coal and transportation services	16,575,700	17,938,921	15,456,283
Purchase of equipment	230,638	347,946	366,990
Purchase of materials	71,749	52,252	59,441
Technical services and engineering contracting services	537,180	464,193	348,002
Purchase of power generation quota	287,779	309,791	318,419
Entrusting other parties for power generation	-	38,855	-
Premiums for property insurance	231,996	171,555	159,727
Purchase of electricity	7,073	8,087	8,369

Joint ventures of the Company
Purchase of coal and transportation services	1,816,954	2,705,865	2,654,082
Entrusting other parties for power generation	-	27,985	-

An associate of the Company
Purchase of lime	44,591	69,911	113,697

35	Related party balances and transactions (Continued)

(b)	Related party transactions (Continued)

(i)	Procurement of goods and receiving services (Continued)

	For the year ended 31 December
	2015	2014	2013

Other Related Party
Entrusting other parties for power generation	-	967	7,977
Purchase of power generation quota	-	-	39,591

(ii)	Sales of goods and providing services

	For the year ended 31 December
	2015	2014	2013
Subsidiary of Huaneng Group
Sales of power generation quota	135,085	-	7,704
Sales of capacity quota	38,000	21,850	-
Transportation service provided	14,522	19,743	37,094
Provision of entrusted power generation	-	241,868	295,020
Sale of cable	-	435	-
Sales of electricity	1,304	1,042	2,779
Handling service provided	36,028	28,589	33,316
Labor service provided	77	10,464	-
Sales of materials	1,476	-	-
Sales of coal	-	-	129,881

Joint ventures of the Company
Labor service provided	97,408	-	-
Sales of capacity quota	7,650	-	-
Sale of steam	15,353	24,551	-
Maintain service provided	35,924	-	-

Other Related Party
Provision of entrusted power generation	33,129	29,232	75,736

(iii)	Other related party transactions

		For the year ended 31 December
		2015	2014	2013

(1)	Rental charge on leasehold
	HIPDC	161,941	148,603	142,428
	Subsidiaries of Huaneng Group	130,591	125,807	111,630

(2)	Rental income from leasehold
	A joint venture of the Company	10,759	3,440	-
	A Subsidiary of Huaneng Group	9,115	9,342	982

35	Related party balances and transactions (Continued)

(b)	Related party transactions (Continued)

(iii)	Other related party transactions (Continued)

		For the year ended 31 December
		2015	2014	2013

(3)	Drawdown of loans
	A subsidiary of Huaneng Group	2,660,500	2,340,000	1,540,000
	Huaneng Group	-	-	640,485

(4)	Interest expense on loans
	Huaneng group	32,573	35,847	51,923
	HIPDC	114,687	-	-
	Subsidiaries of Huaneng Group	158,695	127,449	100,525

(5)	Interest income on loans
	A joint venture of the Company	4,572	-	-

(6)	Capital injection from a subsidiary of Huaneng Group
	A subsidiary of Huaneng Group	286,312	-	-

(7)	Capital injection to subsidiaries of Huaneng Group

	A subsidiary of Huaneng Group	683,550	-	-
	A associate of the Company	206,230	266,877	-

(8)	Pre-construction cost paid by
	A subsidiary of Huaneng Group	12,254	-	-

(9)	Finance lease payments received from
	A subsidiary of Huaneng Group	100,000	-	-

(10)	Entrusted management fee
	Huaneng Group	24,950	-	-

(11)	Trusteeship management income
	Huaneng Group	1,700	-	-

(c)	Guarantees

		As at 31 December
		2015	2014

(i)	Long-term loans guaranteed by
	- Huaneng Group	713,994	290,520
	- HIPDC	2,228,000	2,000,000

(ii)	Long-term bonds guaranteed by
	- HIPDC	4,000,000	4,000,000
	- Government-related banks	3,300,000	3,300,000

35	Related party balances and transactions (Continued)

(c)	Guarantees (Continued)

Transactions with government-related enterprises

For the years ended 31 December 2015, 2014 and 2013 the Company and its domestic subsidiaries sold substantially all their products to local government-related power grid companies. Please refer to Note 5 for details of sales information to major power grid companies.

For the years ended 31 December 2015, 2014 and 2013 other collectively-significant transactions with government-related enterprises also include a large portion of fuel purchases, property, plant and equipment construction and related labor employed.

(d)	Pre-tax benefits and social insurance of key management personnel

	For the year ended 31 December
	2015	2014	2013

Salaries	9,064	8,546	9,126
Pension	1,470	1,350	1,324

Total	10,534	9,896	10,450

(e)	Related party commitments

Related party commitments which were contracted but not recognized in the consolidated statement of financial position as at the end of reporting period are as follows:

(i)	Capital commitments

	As at 31 December
	2015	2014

Subsidiaries of Huaneng Group	405,208	297,489
A joint venture of the Company	-	7,220

Total	405,208	304,709

(ii)	Fuel purchase and transportation commitments

	As at 31 December
	2015	2014

Subsidiaries of Huaneng Group	1,343,875	2,732,549
An associate of the Company	200,440	223,534

Total	1,544,315	2,956,083

35	Related party balances and transactions (Continued)

(e)	Related party commitments (Continued)

(iii)	Operating lease commitments

	As at 31 December
	2015	2014

Subsidiaries of Huaneng Group	145,950	262,390
HIPDC	73,202	81,035

Total	219,152	343,425

36	Labor cost

Other than the salaries and staff welfare, the labor cost of the Company and its subsidiaries mainly comprises the following:

All PRC employees of the Company and its subsidiaries are entitled to a monthly pension upon their retirements. The PRC government is responsible for the pension liability to these employees on retirement. The Company and its subsidiaries are required to make contributions to the publicly administered retirement plan for their PRC employees at a specified rate, currently set at 14% to 22% (both 2014 and 2013: 14% to 22%) of the basic salary of the PRC employees. The retirement plan contributions paid by the Company and its subsidiaries for the year ended 31 December 2015 were approximately RMB789 million (2014 and 2013: RMB621 million and RMB565 million), including approximately RMB748 million (2014 and 2013: RMB593 million and RMB539 million) charged to profit or loss.

In addition, the Company and its subsidiaries have also implemented a supplementary defined contribution retirement scheme for PRC employees. Under this scheme, the employees are required to make a specified contribution based on the number of years of service with the Company and its subsidiaries, and the Company and its subsidiaries are required to make a contribution equal to two to four times the employees’ contributions. The employees will receive the total contributions upon their retirement. For the year ended 31 December 2015, the contributions to supplementary defined contribution retirement scheme paid by the Company and its subsidiaries amounted to approximately RMB223 million (2014 and 2013: RMB171 million and RMB154 million), including approximately RMB212 million (2014 and 2013: RMB164 million and RMB150 million) charged to profit or loss.

SinoSing Power and its subsidiaries in Singapore appropriate a specified rate, currently set at 6.5% to 16% (both 2014 and 2013: 6.5% to 16%) of the basic salary to central provident funds in accordance with the local government regulations. The contributions made by SinoSing Power and its subsidiaries for the year ended 31 December 2015 amounted to approximately RMB15.76 million (2014 and 2013: RMB14.70 million and RMB14.70 million), all of which were charged to profit or loss.

The Company and its subsidiaries have no further obligation for post-retirement benefits beyond the annual contributions made above.

36	Labor cost (Continued)

In addition, the Company and its subsidiaries also make contributions of housing funds and social insurance to the social security institutions at specified rates of the basic salary and no more than the upper limit. The housing funds and social insurance contributions paid by the Company and its subsidiaries amounted to approximately RMB579 million (2014 and 2013: RMB462 million and 433 million) and RMB658 million (2014 and 2013: RMB519 million and RMB458 million) for the year ended 31 December 2015, including approximately RMB546 million (2014 and 2013: RMB439 million and RMB414 million) and RMB619 million (2014 and 2013: RMB483 million and RMB428 million) were charged to profit or loss, respectively.

37	Directors’, supervisors’ and senior management’s emoluments

(a)	Pre-tax benefits and social insurance of directors and supervisors

The remuneration of every director and supervisor of the Company for the year ended 31 December 2015 is set out below:

	Fees	Basic salaries	Performane salaries	Pension	Total

Name of director
Mr. Cao Peixi	-	-	-	-	-
Mr. Guo Junming	-	-	-	-	-
Mr. Liu Guoyue	-	143	663	123	929
Mr. Li Shiqi	-	-	-	-	-
Mr. Huang Jian	-	-	-	-	-
Mr. Fan Xiaxia	-	356	494	131	981
Mr. Mi Dabin	65	-	-	-	65
Mr. Guo Hongbo	12	-	-	-	12
Mr. Zhu Yousheng2	24	-	-	-	24
Mr. Xu Zujian1	24	-	-	-	24
Ms. Li Song	65	-	-	-	65
Mr. Li Zhensheng	74	-	-	-	74
Mr. Qi Yudong1	6	-	-	-	6
Mr. Zhang Shouwen	74	-	-	-	74
Mr. Yue Heng	100	-	-	-	100
Ms. Zhang Lizi1	30	-	-	-	30
Mr. Geng Jianxin2	37	-	-	-	37
Mr. Xia Qing2	37	-	-	-	37

Sub-total	548	499	1,157	254	2,458

Name of supervisor
Mr. Ye Xiangdong	-	-	-	-	-
Mr. Mu Xuan	65	-	-	-	65
Ms. Zhang Mengjiao	-	-	-	-	-
Mr. Gu Jianguo	49	-	-	-	49
Mr. Wang Zhaobin	-	298	385	103	786
Ms. Zhang Ling	-	133	263	53	449

Sub-total	114	431	648	156	1,349

Total	662	930	1,805	410	3,807

37	Directors’, supervisors’ and senior management’s emoluments (Continued)

(a)	Pre-tax benefits and social insurance of directors and supervisors (Continued)

The remuneration of every director and supervisor of the Company for the year ended 31 December 2014 is set out below:

	Fees	Basic salaries	Performance salaries	Pension	Total

Name of director
Mr. Cao Peixi	-	-	-	-	-
Mr. Guo Junming	-	-	-	-	-
Mr. Liu Guoyue	-	278	258	117	653
Mr. Li Shiqi	-	-	-	-	-
Mr. Huang Jian	-	-	-	-	-
Mr. Fan Xiaxia	-	358	494	122	974
Mr. Mi Dabin	-	-	-	-	-
Mr. Guo Hongbo	48	-	-	-	48
Mr. Xu Zujian	48	-	-	-	48
Ms. Li Song	-	-	-	-	-
Mr. Li Zhensheng	74	-	-	-	74
Mr. Qi Yudong	74	-	-	-	74
Mr. Zhang Shouwen	74	-	-	-	74
Mr. Yue Heng	-	-	-	-	-
Ms. Zhang Lizi	-	-	-	-	-
Mr. Huang Long	-	-	-	-	-
Mr. Shan Qunying	48	-	-	-	48
Mr. Xie Rongxing	48	-	-	-	48
Mr. Shao Shiwei	74	-	-	-	74
Mr. Wu Liansheng	74	-	-	-	74

Sub-total	562	636	752	239	2,189

Name of supervisor
Mr. Ye Xiangdong	-	-	-	-	-
Mr. Mu Xuan	-	-	-	-	-
Mr. Hao Tingwei	-	-	-	-	-
Ms. Zhang Mengjiao	-	-	-	-	-
Mr. Gu Jianguo	48	-	-	-	48
Mr. Wang Zhaobin	-	305	420	111	836
Ms. Zhang Ling	-	129	505	102	736

Sub-total	48	434	925	213	1,620

Total	610	1,070	1,677	452	3,809

37	Directors’, supervisors’ and senior management’s emoluments (Continued)

(a)	Pre-tax benefits and social insurance of directors and supervisors (Continued)

The remuneration of every director and supervisor of the Company for the year ended 31 December 2013 is set out below:

	Fees	Basic salaries	Performance salaries	Pension	Total

Name of director
Mr. Cao Peixi	-	-	-	-	-
Mr. Huang Long	-	-	-	-	-
Mr. Li Shiqi	-	-	-	-	-
Mr. Huang Jian	-	-	-	-	-
Mr. Liu Guoyue	-	318	353	113	784
Mr. Fan Xiaxia	-	351	484	113	948
Mr. Shan Qunying	48	-	-	-	48
Mr. Guo Hongbo	48	-	-	-	48
Mr. Xu Zujian	48	-	-	-	48
Mr. Xie Rongxing	48	-	-	-	48
Mr. Shao Shiwei	74	-	-	-	74
Mr. Wu Liansheng	74	-	-	-	74
Mr. Li Zhensheng	74	-	-	-	74
Mr. Qi Yudong	74	-	-	-	74
Mr. Zhang Shouwen	74	-	-	-	74

Sub-total	562	669	837	226	2,294

Name of supervisor
Mr. Guo Junming	-	-	-	-	-
Mr. Hao Tingwei	48	-	-	-	48
Ms. Zhang Mengjiao	-	-	-	-	-
Mr. Gu Jianguo	48	-	-	-	48
Mr. Wang Zhaobin	-	299	412	99	810
Ms. Zhang Ling	-	113	438	95	646

Sub-total	96	412	850	194	1,552

Total	658	1,081	1,687	420	3,846

1	Resigned on 25 June 2015.
2	Appointed on 25 June 2015.

During the year, no option was granted to the directors or the supervisors (2014 and 2013: nil).

During the year, no emolument was paid to the directors or the supervisors (including the five highest paid employees) as an inducement to join or upon joining the Company or as compensation for loss of office (2014 and 2013: nil).

No director or supervisor had waived or agreed to waive any emoluments during the years 2015, 2014 and 2013.

37	Directors’, supervisors’ and senior management’s emoluments (Continued)

(b)	Five highest paid individuals

The five individuals whose emoluments were the highest in the Company and its subsidiaries for the year include two directors (2014 and 2013: one director) whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining three (2014 and 2013: four) individuals during the year (within the range of nil to RMB0.85 million) are as follows:

	For the year ended 31 December
	2015	2014	2013

Basic salaries	910	1,220	1,197
Performance salaries	1,260	1,680	1,647
Pension	365	454	418

	2,535	3,354	3,262

38	Commitments

(a)	Capital commitments

Capital commitments mainly relate to the construction of new power projects, certain ancillary facilities and renovation projects for existing power plants. Details of such commitments are as follows:

	As at 31 December
	2015	2014

Contracted but not provided	20,388,412	20,333,112

(b)	Operating lease commitments

The Company and its subsidiaries have various operating lease arrangements for land and buildings. Some of the leases contain renewal options and most of the leases contain escalation clauses. Lease terms do not contain restrictions on the Company and its subsidiaries’ activities concerning dividends, additional debts or further leasing.

Total future minimum lease payments under non-cancelable operating leases are as follows:

	As at 31 December
	2015	2014

Land and buildings
- not later than 1 year	193,772	149,344
- later than 1 year and not later than 2 years	65,652	147,495
- later than 2 years and not later than 5 years	85,793	116,968
- later than 5 years	949,978	1,040,418

Total	1,295,195	1,454,225

38	Commitments (Continued)

(b)	Operating lease commitments (Continued)

In addition, in accordance with a 30-year operating lease agreement signed by Huaneng Dezhou Power Plant (“Dezhou Power Plant”) and Shandong Land Bureau for the land occupied by Dezhou Power Plant Phases I and II in June 1994, annual rental amounted to approximately RMB30 million effective from June 1994 and is subject to revision at the end of the fifth year from the contract date. Thereafter, the annual rental is subject to revision once every three years. The increment for each rental revision is restricted to no more than 30% of the previous annual rental amount. For the years ended 31 December 2015, 2014 and 2013, the annual rentals was approximately RMB34 million.

(c)	Fuel purchase commitments

The Company and its subsidiaries have entered into various long-term fuel supply agreements with various suppliers in securing fuel supply for various periods. All the agreements require minimum, maximum or forecasted volume purchases and are subject to certain termination provisions. Related purchase commitments are as follows:

As at 31 December 2015
	Periods	Purchase quantities	Estimated unit costs (RMB)

A government-related enterprise	2016-2039	2.8 million m3/day*	2.13/ m3

A government-related enterprise	2016-2023	541 million m3/year*	1.91/ m3
	2016-2023	450 million m3/year*	1.91/ m3

Other suppliers	2016	244.5BBtu**/day	approximately
40,000/BBtu
	2017-2022	248BBtu/day	approximately
40,000/BBtu
	2023	247.5BBtu/day	approximately
40,000/BBtu
	2024-2028	49.9BBtu/day	approximately
55,000/BBtu

As at 31 December 2014
	Periods	Purchase quantities	Estimated unit costs (RMB)

A government-related enterprise	2015	2.8 million ton/year	not defined

A government-related enterprise	2015-2039	2.8 million m3/day*	2.92/ m3

A government-related enterprise	2015–2023	541 million m3/year*	2.33/ m3
	2015–2023	450 million m3/year*	2.92/ m3

Other suppliers	2015-2016	244.5BBtu/day	approximately
70,000/BBtu
	2017-2022	248BBtu/day	approximately
70,000/BBtu
	2023	247.5BBtu/day	approximately
70,000/BBtu
	2024-2028	49.9BBtu/day	approximately
90,000/BBtu

38	Commitments (Continued)

(c)	Fuel purchase commitments (Continued)

*	The quantities represent maximum volume, others represent minimum or forecasted volume if not specified.

**	BBtu: Billion British Thermal Unit

39	Business combinations

2015 Business combinations

On 13 October 2014, the Company entered into equity transfer agreements with Huaneng Group and HIPDC respectively to acquire:

·	91.80% equity interests of Hainan Power from Huaneng Group
·	75% equity interests of Wuhan Power from Huaneng Group
·	53.45% equity interests of Suzhou Thermal Power from Huaneng Group
·	97% equity interests of Dalongtan Hydropower from Huaneng Group
·	100% equity interests of Hualiangting Hydropower from Huaneng Group
·	60% equity interests of Chaohu Power from HIPDC
·	100% equity interests of Ruijin Power, Anyuan Power, Jingmen Thermal Power and Yingcheng Thermal Power from HIPDC

These entities are all mainly engaged in power generation and sales business. In early January 2015 the acquisition was completed and since then the Company obtained the control over above mentioned entities. The acquired business contributed consolidated revenue of RMB15,477 million and consolidated net profit of RMB2,581 million to the Company and its subsidiaries for the period from the date of acquisition to 31 December 2015.

The total consideration is RMB9.647 billion after adjustment of the profits generated from the date of valuation to the acquisition date in accordance with the equity transfer agreements, which has been settled in cash in 2015.

Acquisition Date

Fair value of total identifiable net assets	10,412,147

Non-controlling interests	(1,934,865)
Goodwill	1,169,966

Cash consideration	9,647,248

Less: Bank balances and cash of acquirees	972,686
Less: Restricted cash	(189,637)
Cash and cash equivalents of acquirees	783,049

Add: Cash paid for payables in relation to business combination of prior period	23,683
Cash consideration paid for acquisition of subsidiaries, net of cash acquired	8,887,882

Goodwill arising from the acquisitions is attributable to the synergies expected to arise after the acquisitions of the equity interests in the subsidiaries stated above, which mainly included goodwill arising from the acquisition of Hainan Power and Wuhan Power amounting to RMB506 million and RMB518 million respectively.

39	Business combinations (Continued)

The assets and liabilities arising from the acquisitions of above entities are as follows:

	Hainan Power		Wuhan Power		Suzhou Thermal Power		Dalongtan Hydropower		Hualiangting Hydropower
	Fair value	Acquiree’s carrying amount	Fair value	Acquiree’s carrying amount	Fair value	Acquiree’s carrying amount	Fair value	Acquiree’s carrying amount	Fair value	Acquiree’s carrying amount

Bank balances and cash	269,420	269,420	241,796	241,796	25,718	25,718	3,709	3,709	11,470	11,470
Property, plant and equipment	8,198,754	7,347,394	4,723,925	3,929,268	626,551	552,971	303,255	303,255	4,224	4,224
Land use rights	1,328,452	412,525	1,312,397	186,236	81,075	20,104	12,420	12,420	32,707	32,707
Deferred income tax assets	-	109,888	-	3,727	-	2,746	-	-	-	-
Investment in an associate	136,244	136,244	-	-	-	-	-	-	-	-
Available-for-sale financial assets	-	-	-	-	33	33	-	-	105	105
Other non-current assets	26,823	25,180	-	-	373	373	-	-	207	207
Inventories	167,476	167,476	234,750	234,750	25,508	25,508	92	92	359	359
Receivables and other current assets	677,902	677,902	459,640	459,640	37,336	37,336	3,451	3,451	3,090	3,090
Payables and other current liabilities	(586,322)	(586,322)	(480,956)	(480,956)	(95,216)	(95,216)	(9,959)	(9,959)	(32,021)	(32,021)
Salary and welfare payables	(74,801)	(74,801)	(20,336)	(20,336)	(4,270)	(4,270)	-	-	(2,387)	(2,387)
Borrowings	(5,380,813)	(5,380,813)	(2,844,530)	(2,844,530)	(230,000)	(230,000)	(199,187)	(199,187)	(10,000)	(10,000)
Deferred income tax liabilities	(332,344)	-	(476,477)	-	(30,892)	-	-	-	-	-
Other non-current liabilities	(2,700)	(2,700)	(40,037)	(40,037)	(7,176)	(7,176)	(760)	(760)	-	-

Total identifiable net assets	4,428,091	3,101,393	3,110,172	1,669,558	429,040	328,127	113,021	113,021	7,754	7,754

	Chaohu Power		Ruijin Power		Anyuan Power		Jingmen Thermal Power		Yingcheng Thermal Power
	Fair value	Acquiree’s carrying amount	Fair value	Acquiree’s carrying amount	Fair value	Acquiree’s carrying amount	Fair value	Acquiree’s carrying amount	Fair value	Acquiree’s carrying amount

Bank balances and cash	30,210	30,210	53,381	53,381	188,402	188,402	61,508	61,508	87,072	87,072
Property, plant and equipment	3,170,347	2,598,201	2,028,220	1,942,631	3,330,391	3,323,710	2,467,152	2,465,509	1,609,179	1,609,642
Land use rights	4,603	3,344	52,269	53,909	89,264	89,264	6,615	6,784	76,638	71,950
Other non-current assets	230	230	294	294	83,030	83,030	88	88	-	-
Inventories	131,697	131,697	115,013	115,013	1,984	1,984	30,529	30,529	-	-
Receivables and other current assets	252,004	252,004	184,600	184,600	29,401	29,401	102,822	102,822	1,105	1,105
Payables and other current liabilities	(275,897)	(275,897)	(161,977)	(161,977)	(700,972)	(700,972)	(379,138)	(379,138)	(346,586)	(346,586)
Salary and welfare payables	(916)	(916)	(1,596)	(1,596)	(56,984)	(56,984)	(868)	(868)	-	-
Borrowings	(1,690,220)	(1,690,220)	(1,868,750)	(1,868,750)	(3,082,500)	(3,082,500)	(1,886,834)	(1,886,834)	(1,162,000)	(1,162,000)
Deferred income tax liabilities	(143,351)	-	(20,987)	-	(1,670)	-	(369)	-	(1,057)	-
Other non-current liabilities	(932)	(932)	(110)	(110)	(25,288)	(25,288)	-	-	(54,977)	(54,977)
Total identifiable net assets/ (liabilities)	1,477,775	1,047,721	380,357	317,395	(144,942)	(149,953)	401,505	400,400	209,374	206,206

39	Business combinations (Continued)

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

From the acquisition date
Items	to 31 December 2013

Revenue	697,176
Net loss	(16,243)
Net cash outflow from operating activities	(37,163)

The identifiable assets and liabilities of Jinling CCGT as at the acquisition date are as follows:

Jinling CCGT

Bank balances and cash	78,249
Accounts receivable	9,621
Property, plant and equipment	733,602
Accounts payable	(56,472)
Long-term loans	(490,000)

Total identifiable net assets	275,000
Non-controlling interests	(134,750)

Net assets acquired	140,250

Fair value of the investment in associate before the acquisition date	140,250

40	Non-controlling interests

The following table summarizes the information relating to each of the Company and subsidiaries that have material non-controlling interests (“NCI”):

	Qinbei Power Company	Beijing Cogeneration	Luohuang Power Company	Weihai Power Company	Jinling Power Company	Yueyang Power Company	Shidongkou Power Company	Yangliuqing Cogeneration	Other individually immaterial subsidiaries	Total

NCI percentage	40%	59%	40%	40%	40%	45%	50%	45%

31 December 2015

Non-current assets	11,739,361	5,193,038	4,154,105	4,934,579	5,746,576	5,297,441	3,924,128	2,699,074
Current assets	1,511,345	1,203,956	943,954	464,234	733,084	752,111	461,184	455,209
Non-current liabilities	(3,313,836)	(137,657)	(300,428)	(117,412)	(2,310,221)	(1,314,199)	(1,379,640)	(243,675)
Current liabilities	(5,310,585)	(1,090,231)	(1,674,490)	(1,984,600)	(1,584,917)	(2,173,454)	(1,096,885)	(800,584)
Net assets	4,626,285	5,169,106	3,123,141	3,296,801	2,584,522	2,561,899	1,908,787	2,110,024
Carrying amount of NCI	1,864,430	3,036,024	1,228,238	1,318,720	1,033,831	1,150,830	954,394	948,615	6,016,659	17,551,741

Revenue	6,078,743	5,675,930	3,313,706	3,941,344	3,785,240	3,045,746	2,115,996	1,999,749
Net profit	1,196,791	1,308,936	486,578	1,019,397	857,881	452,894	459,330	319,976
Total comprehensive income	1,196,791	1,308,936	486,578	1,019,397	857,881	452,894	459,330	319,976
Profit allocated to NCI	478,716	772,272	194,631	407,759	343,153	203,802	229,665	143,989	833,187	3,607,174
Other comprehensive income allocated to NCI	-	-	-	-	-	-	-	-	(96)	(96)

Cash flow from operating activities	2,541,580	1,488,085	932,367	1,513,744	1,338,323	1,016,136	834,278	571,512
Cash flow from investment activities	(33,499)	(574,149)	(151,647)	(235,657)	(103,779)	538,740	(26,301)	(14,100)
Cash flow from financing activities	(2,328,362)	(880,545)	(758,054)	(1,278,814)	(1,287,469)	(1,571,651)	(853,459)	(580,094)
Net increase /(decrease) in cash and cash equivalents	179,719	36,511	22,666	(727)	(52,925)	(16,775)	(45,482)	(22,599)
Dividends paid to NCI	697,436	362,958	220,000	83,320	373,143	135,000	270,000	183,055

31 December 2014

Non-current assets	12,468,950	4,861,762	4,491,788	5,016,286	6,053,110	5,481,010	4,184,272	2,753,641
Current assets	1,671,490	1,348,041	967,057	643,829	681,848	1,675,476	479,770	635,546
Non-current liabilities	(4,033,498)	(505,544)	(337,330)	(291,886)	(3,336,497)	(1,512,909)	(1,708,800)	(290,710)
Current liabilities	(4,832,978)	(1,161,981)	(2,184,952)	(2,198,983)	(1,054,216)	(3,234,572)	(1,154,784)	(901,641)
Net assets	5,273,964	4,542,278	2,936,563	3,169,246	2,344,245	2,409,005	1,800,458	2,196,836
Carrying amount of NCI	2,088,919	2,570,827	1,153,607	1,267,699	937,720	1,082,027	900,229	987,681	3,664,506	14,653,215

Revenue	7,202,737	5,522,496	3,790,158	4,462,576	4,603,881	3,414,762	2,212,549	2,469,628
Net profit	1,148,208	1,267,225	307,786	990,936	575,309	381,660	415,819	455,002
Total comprehensive income	1,148,208	1,267,225	307,786	990,936	575,309	381,660	415,819	455,002
Profit allocated to NCI	459,283	747,663	123,114	396,374	230,124	171,747	207,909	204,751	264,090	2,805,055
Other comprehensive income allocated to NCI	-	-	-	-	-	-	-	-	(313)	(313)

Cash flow from operating activities	2,086,088	1,544,626	838,484	1,522,446	1,278,901	939,572	740,734	667,560
Cash flow from investment activities	(1,150,754)	(680,480)	(224,873)	(254,105)	(248,702)	(845,313)	(157,852)	(170,819)
Cash flow from financing activities	(931,763)	(920,279)	(602,121)	(1,271,787)	(1,108,039)	(111,758)	(508,833)	(498,704)
Net increase /(decrease) in cash and cash equivalents	3,571	(56,133)	11,490	(3,446)	(77,840)	(17,499)	74,049	(1,963)
Dividends paid to NCI	-	155,911	100,000	200,011	210,169	141,683	200,000	99,972

40	Non-controlling interests (Continued)

	Qinbei Power Company	Beijing Cogeneration	Luohuang Power Company	Weihai Power Company	Jinling Power Company	Yueyang Power Company	Shidongkou Power Company	Yangliuqing Cogeneration	Other individually immaterial subsidiaries	Total

NCI percentage	40%	59%	40%	40%	40%	45%	50%	45%

31 December 2013

Non-current assets	12,846,706	4,993,083	4,697,318	5,210,683	7,614,270	5,730,660	4,353,809	2,805,530
Current assets	1,739,894	945,067	980,195	693,725	1,031,919	1,071,740	443,995	606,043
Non-current liabilities	(3,431,060)	(654,821)	(706,101)	(42,560)	(3,786,577)	(1,931,979)	(2,275,801)	(697,662)
Current liabilities	(7,065,834)	(2,214,356)	(1,842,635)	(2,975,210)	(2,249,999)	(2,543,955)	(737,365)	(749,917)
Net assets	4,089,706	3,068,973	3,128,777	2,886,638	2,609,613	2,326,466	1,784,638	1,963,994
Carrying amount of NCI	1,635,882	1,810,694	1,251,511	1,154,655	1,043,845	1,046,910	892,319	883,797	3,022,696	12,742,309

Revenue	7,740,172	4,109,609	5,083,562	4,403,700	5,815,540	4,051,236	2,869,727	2,577,167
Net profit	989,508	260,224	629,482	831,852	1,017,767	379,155	533,979	252,446
Total comprehensive income	989,508	260,224	629,482	831,852	1,017,767	379,155	533,979	252,446
Profit allocated to NCI	395,803	153,532	251,793	332,741	407,107	170,620	266,990	113,601	381,807	2,473,994
Other comprehensive loss allocated to NCI	-	-	-	-	-	-	-	-	(757)	(757)

Cash flow from operating activities	2,379,982	943,889	1,330,704	1,473,143	1,741,649	926,746	685,572	627,390
Cash flow from investment activities	(792,933)	(352,980)	(260,088)	(313,930)	(304,778)	(320,987)	(127,757)	(116,495)
Cash flow from financing activities	(1,960,638)	(564,632)	(1,079,801)	(1,256,761)	(1,480,323)	(648,793)	(643,589)	(504,954)
Net (decrease)/increase in cash and cash equivalents	(373,589)	26,277	(9,185)	(97,548)	(43,452)	(43,044)	(85,774)	5,957
Dividends paid to NCI	-	132,865	69,595	33,358	158,649	-	75,000	-

41	Pending Arbitration

In April 2015, a subsidiary’s construction contractor filed for an arbitration, demanding a compensation of RMB 83.46 million, inclusive of interests from the subsidiary. As the arbitration is ongoing, the amount of settlement cannot be estimated reliably. No provision has been recognized as at 31 December 2015.

42	Subsequent events

(a)	After the end of the reporting period, the directors proposed a final dividend. Further details are disclosed in Note 22.

(b)	The Company issued super short-term bonds with a face value of RMB2 billion bearing annual interest rate of 2.59% in March 2016, such bonds are denominated in RMB and mature in 270 days.

The Company issued super short-term bonds with a face value of RMB2 billion bearing annual interest rate of 2.48% in March 2016, such bonds are denominated in RMB and mature in 270 days.