Form 20-F
period 2016-12-31
HUANENG POWER INTERNATIONAL INC
filed 2017-04-17
CIK 929058

HUANENG POWER INTERNATIONAL, INC.

Annual Report On Form 20-F
2016

As filed with the Securities and Exchange Commission on April 17, 2017

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
_______________________
FORM 20-F
(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2016
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transaction period form _______to ______________
Commission file number: 1-13314
华能国际电力股份有限公司

HUANENG POWER INTERNATIONAL, INC.
 (Exact name of Registrant as specified in its charter)

PEOPLE'S REPUBLIC OF CHINA
 (Jurisdiction of incorporation or organization)
HUANENG BUILDING
6 FUXINGMENNEI STREET, XICHENG DISTRICT, BEIJING, PEOPLE'S REPUBLIC OF CHINA
 (Address of principal executive offices)
Mr. Du Daming
HUANENG BUILDING,
6 FUXINGMENNEI STREET, XICHENG DISTRICT, BEIJING, PEOPLE'S REPUBLIC OF CHINA
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
Yes ☒ No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐ No ☒
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

Yes ☒ No ☐
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
Yes ☐ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☒                       Accelerated filer ☐                       Non-accelerated filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐
If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☒
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
Yes ☐ No ☐
________________________________
* Not for trading, but only in connection with the registration of American Depositary Shares

TABLE OF CONTENTS
PART I		1
ITEM 1 Identity of Directors, Senior Management and Advisers		1
ITEM 2 Offer Statistics and Expected Timetable		1
ITEM 3 Key Information		1
A.	Selected financial data	1
B.	Capitalization and indebtedness	2
C.	Reasons for the offer and use of proceeds	2
D.	Risk factors	2
ITEM 4 Information on the Company		12
A.	History and development of the Company	12
B.	Business overview	14
C.	Organizational structure	30
D.	Property, plants and equipment	31
ITEM 4A Unresolved Staff Comments		77
ITEM 5 Operating and Financial Reviews and Prospects		77
A.	General	77
B.	Operating results	79
C.	Financial position	96
D.	Liquidity and cash resources	98
E.	Trend information	102
F.	Employee benefits	103
G.	Guarantees for loans and restricted assets	103
H.	Off-balance sheet arrangements	104
I.	Performance of significant investments and their prospects	104
J.	Tabular disclosure of contractual obligations and commercial commitments	104
K.	Impairment sensitivity analysis	105
L.	Prospects for 2017	106
ITEM 6 Directors, Senior Management and Employees		106
A.	Directors, members of the supervisory committee and senior management	106
B.	Compensation for Directors, Supervisors and Executive Officers	110
C.	Board practice	111
D.	Employees	112
E.	Share ownership	112
ITEM 7 Major Shareholders and Related Party Transactions		113
A.	Major shareholders	113
B.	Related party transactions	115
C.	Interests of experts and counsel	121
ITEM 8 Financial Information		121
A.	Consolidated statements and other financial information	121
B.	Significant changes	122
ITEM 9 The Offer and Listing		122
A.	Offer and listing details and markets	122
ITEM 10 Additional Information		123
A.	Share capital	123
B.	Memorandum and articles of association	123
C.	Material contracts	130
D.	Exchange controls	130
E.	Taxation	131
F.	Dividends and paying agents	136
G.	Statement by experts	136
H.	Documents on display	137
I.	Subsidiary information	137
ITEM 11 Quantitative and Qualitative Disclosures About Market Risk		137

i

INTRODUCTION
We maintain our accounts in Renminbi Yuan ("Renminbi" or "RMB"), the lawful currency of the People's Republic of China (the "PRC" or "China"). References herein to "US$" or "U.S. dollars" are to United States Dollars, references to "HK$" are to Hong Kong Dollars, and references to "S$" are to Singapore Dollars. References to ADRs and ADSs are to American Depositary Receipts and American Depositary Shares, respectively. Translations of amounts from Renminbi to U.S. Dollars are solely for the convenience of the reader. Unless otherwise indicated, any translations from Renminbi to U.S. Dollars or from U.S. Dollars to Renminbi were translated at the average rate announced by the People's Bank of China (the "PBOC Rate") on December 31, 2016 of US$1.00 to RMB6.9370. No representation is made that the Renminbi or U.S. Dollar amounts referred to herein could have been or could be converted into U.S. Dollars or Renminbi, as the case may be, at the PBOC Rate or at all.
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
References to "our power plants" are to the power plants that are wholly owned by the Company or to the power plants in which the Company owns majority equity interests.
References to the "PRC Government" include the central government and local governments.
References to "provinces" include provinces, autonomous regions and municipalities directly under the central government.
References to "Singapore" are to the Republic of Singapore.

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
ITEM 2   Offer Statistics and Expected Timetable
Not applicable.
ITEM 3   Key Information
A.            Selected financial data
Our consolidated data of financial position as of December 31, 2016 and 2015 and the consolidated income statement and cash flow data for each of the years in the three-year period ended December 31, 2016 are derived from the historical financial statements included herein. Our consolidated data of financial position as of December 31, 2014, 2013 and 2012 and consolidated income statement and cash flow data for each of the years in the two-year period ended December 31, 2013, are derived from the historical financial statements not included herein. The Selected Financial Data should be read in conjunction with the consolidated financial statements and "Item 5 Operating and Financial Reviews and Prospects". The financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. The Selected Financial Data may not be indicative of future earnings, cash flows or financial position.
	Year Ended December 31,
	2012	2013	2014	2015	2016
RMB in thousands except per share data	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)
Consolidated Income Statement Data
Operating revenue	133,966,659	133,832,875	125,406,855	128,904,873	113,814,236
Tax and levies on operations	(672,040)	(1,043,855)	(932,485)	(1,157,760)	(1,177,818)
Operating expenses	(116,337,679)	(108,677,981)	(99,199,728)	(98,604,187)	(94,258,678)
Profit from operations	16,956,940	24,111,039	25,274,642	29,142,926	18,377,740
Interest income	175,402	170,723	159,550	160,723	147,063
Financial expenses, net	(9,063,875)	(7,693,363)	(7,823,606)	(7,970,070)	(7,067,602)
Other investment income	187,131	224,908	80,580	115,238	1,070,034
(Loss)/Gain on fair value changes of financial assets/liabilities	(1,171)	(5,701)	42,538	(16,742)	(12,986)
Share of profits less losses of associates and joint ventures	622,358	615,083	1,315,876	1,525,975	1,298,889
Profit before income tax expense	8,876,785	17,422,689	19,049,580	22,958,050	13,813,138
Income tax expense	(2,510,370)	(4,522,671)	(5,487,208)	(5,698,943)	(3,465,151)
Net profit	6,366,415	12,900,018	13,562,372	17,259,107	10,347,987
Attributable to:
Equity holders of the Company	5,512,454	10,426,024	10,757,317	13,651,933	8,520,427
Non-controlling interests	853,961	2,473,994	2,805,055	3,607,174	1,827,560
Basic earnings per share	0.39	0.74	0.76	0.94	0.56
Diluted earnings per share	0.39	0.74	0.76	0.94	0.56

	As of December 31,
	2012	2013	2014	2015	2016
RMB in thousands	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)
Consolidated Financial Position Data
Current assets	36,086,261	34,186,911	37,865,284	33,565,403	36,966,616
Property, plant and equipment	177,013,627	181,415,181	188,379,057	219,673,070	223,061,809
Available-for-sale financial assets	3,052,822	3,111,164	4,333,377	5,077,863	3,406,032
Investments in associates and joint ventures	14,596,771	16,678,694	17,626,910	19,745,192	19,632,113
Land use rights and other non-current assets	9,316,455	9,593,252	10,636,352	14,384,078	14,524,284
Power generation license	4,084,506	3,837,169	3,720,959	3,679,175	3,849,199
Deferred income tax assets	532,387	652,358	884,274	1,064,391	1,263,957
Goodwill	14,417,543	12,758,031	11,725,555	11,677,182	12,135,729
Total assets	259,100,372	262,232,760	275,171,768	308,866,354	314,839,739
Current liabilities	(93,594,320)	(98,978,845)	(104,846,121)	(123,836,633)	(130,196,251)
Non-current liabilities	(99,545,710)	(88,060,941)	(85,542,941)	(83,336,032)	(82,456,751)
Total liabilities	(193,140,030)	(187,039,786)	(190,389,062)	(207,172,665)	(212,653,002)
Total equity	65,960,342	75,192,974	84,782,706	101,693,689	102,186,737

	Year Ended December 31,
	2012	2013	2014	2015	2016
RMB in thousands except per share data	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)
Consolidated Cash Flow Data

Purchase of property, plant and equipment	(15,474,614)	(17,691,382)	(19,858,216)	(24,191,285)	(20,144,903)
Net cash provided by operating activities	26,928,082	40,239,429	33,320,067	42,362,708	31,510,824
Net cash used in investing activities	(15,309,604)	(19,054,250)	(19,470,813)	(33,015,012)	(17,649,646)
Net cash used in financing activities	(9,816,900)	(22,240,088)	(10,894,180)	(14,140,659)	(13,601,850)

Other Company Data

Dividend declared per share	0.21	0.38	0.38	0.47	0.29
Number of ordinary shares ('000)	14,055,383	14,055,383	14,420,383	15,200,383	15,200,383
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
The on-grid tariffs for our planned output are subject to a review and approval process involving the NDRC and the relevant provincial government. Since April 2001, the PRC Government has been implementing an on-grid tariff-setting mechanism based on the operating terms of power plants as well as the average costs of comparable power plants. Pursuant to the NDRC circular issued in June 2004, the on-grid tariffs for our newly built power generating units commencing operation from June 2004 have been set on the basis of the average cost of comparable units adding tax and reasonable return in the regional grid. Any future reductions in our tariffs, or our inability to raise tariffs (for example, to cover any increased costs we may have to incur) as a result of the new on-grid tariff-setting mechanism, may adversely affect our revenue and profits.
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
Furthermore, the PRC Government started in 2009 to promote the practice of direct power purchase by large power end-users. Pursuant to the circular jointly issued by NDRC, the State Electricity Regulatory Commission ("SERC") and China National Energy Administration in June 2009, the direct transaction price shall be freely determined through negotiation between the power generation company and the large power end-user. The price of direct power purchase shall be subject to the supply and demand in the power market. Furthermore, the scale and mode of the transaction are also subject to the structure and level of development of local economy. In terms of power generation companies engaged in direct power purchase, direct power sales constitute a portion of the total power sales and the on-grid power tariffs for this portion are generally lower than the benchmark tariff of each region, thus affecting the on-grid power sales of the Company. For the past few years, the PRC Government continued the reform in the area of direct power purchase by large power end-users. In 2013, China National Energy Administration officially launched the direct power purchase program in seven provinces where we have power plants and the program has been steadily rolled out in other provinces, Although the direct power purchase may act as an alternative channel for our power sales, there is uncertainty as to the effect of the practice of direct power purchase over our operating results.
The on-grid tariff-setting mechanism is evolving with the reforming of the PRC electric power industry. The PRC government announced a number of development and reform plans for the power market in 2016, covering areas including laws and regulations, power transmission and distribution prices and supply side dynamics. There is no assurance that it will not change in a manner which could adversely affect our business and results of operations. See "Item 4 Information of the Company – B. Business Overview – Pricing Policy".
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
In August 2007, the General Office of the State Council issued a notice, promoting the energy saving electricity dispatch policy, which provides dispatching priority to electricity generated from renewable resources over electricity generated from unrenewable resources. For past years, the government made continuous effort to improve energy saving, emission reduction and resources allocation.  In 2015, the NDRC and China National Energy Administration jointly issued Guidelines on Improving Electric Power Operations and Deepening Clean Energy Generation confirming a system ensuring the full-priced purchasing of renewable energy, and requests furthering the electric power differentiation system on coal-fired units. In 2016, the NDRC and China National Energy Administration issued three official documents, namely Notice on Issuing the Measures for the Administration of the Guaranteed Buyout of Electricity Generated by Renewable Energy Resources, Directive on the Measures for the Administration of the Guaranteed Buyout of Electricity Generated by Solar and Wind Energy Resources and Provisionary Measures for Priority Dispatch of Renewable Peaking Power Generation Units, to further develop the system ensuring the full-priced purchasing of renewable energy and to encourage renewable energy producers to join the market for peaking power supplies. We cannot assure that such implementation will not result in any decrease in the amount of the power dispatched by any of our power plants.
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
In December 2012, the PRC Government issued a notice to further reform the coal pricing mechanism, which mandated (1) the termination of all key coal purchase contracts between power generation companies and coal suppliers, and the abolition of national guidance of the railway transportation capacity plan, and (2) the cancellation of the dual-track coal pricing system, effective from January 1, 2013. For a detailed discussion of the reform, see "Item 4 Information on the Company – B. Business overview – Pricing policy". There can be no assurance that such coal pricing reform will not adversely affect our results of operation. In 2013, the PRC Government continued the reform in power industry. In July 2013, China National Energy Administration issued the Notice on Direct Purchases between Power End-users and Power Generation Companies, which officially implemented the direct purchases programs by large end-users.
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

                In 2016, the PRC Government implemented various measures to further reform the power industry on many fronts, including (i) seeking public comments on the proposed amendment to the electric power law of the People's Republic of China, (ii) implementing structural reform pilot programs in nineteen provinces; (iii) establishing national electricity exchanges in Beijing and Guangzhou, (iii) setting up independent third party credit rating system for market players, (iv) promulgating rules governing the price and method of direct power purchase/competitive bidding programs as well as the market entrance and exit mechanism, and (v) furthering reform on the pricing mechanism for power transmission and distribution prices. These reform actions will have profound impact on the operations of power generation companies and may intensify competition, which may negatively impact our company.
We are effectively controlled by Huaneng Group and HIPDC, whose interests may differ from those of our other shareholders
Huaneng Group, directly or indirectly holds 13.83% of our total outstanding shares, and HIPDC directly holds 33.33% of our total outstanding shares. As Huaneng Group is HIPDC's parent company, they may exert effective control over us acting in concert. Their interests may sometimes conflict with those of our other minority shareholders. There is no assurance that Huaneng Group and HIPDC will always vote their shares, or direct the directors nominated by them to act in a way that will benefit our other minority shareholders.
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
In addition, our results of operations are sensitive to the fluctuation of coal price. For the past few years, the Chinese coal market was showing a surplus in production, resulting in a significantly decreased coal price. However, the policies of reducing overcapacity of the Chinese coal producers implemented in early 2016 led to a supply shortage with surging coal prices in the Chinese coal market. There is no assurance that this increase in coal prices will not continue in the future, and if the price increase does continue, there is no assurance that we will be able to adjust our power tariff to pass on the increase in the coal price in time. Although the government has established a coal-electricity price linkage mechanism to allow power generation companies to increase their power tariffs to cope with the increase in the coal price, the implementation of the mechanism involves uncertainties. For a detailed discussion of the coal-electricity price linkage mechanism, see "Item 4 Information on the Company – B. Business overview – Pricing policy".
Power plant development, acquisition and construction are a complex and time-consuming process, the delay of which may negatively affect the implementation of our growth strategy
We develop, construct, manage and operate large power plants. Our success depends upon our ability to secure all required PRC Government approvals, power sales and dispatch agreements, construction contracts, fuel supply and transportation and electricity transmission arrangements. Delay or failure to secure any of these could increase cost or delay or prevent commercial operation of the affected power plant. Although each of our power plants in operation and the power plants under construction received all required PRC Government approvals in a timely fashion, no assurances can be given that all the future projects will receive approvals in a timely fashion or at all. In addition, due to national policies and related regulations promoting environment-friendly energy and the restrictions on coal fired projects, the approval requirements and procedures for coal fired power plant are becoming increasingly stringent, which may negatively affect the approval process of our new projects of this kind.
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
Substantial capital is required for investing in or acquiring new power plants and failure to obtain capital on reasonable commercial terms will increase our finance cost and cause delay in our expansion plans
An important component of our growth strategy is to develop new power plants and acquire operating power plants and related development rights from HIPDC, Huaneng Group or other companies on commercially reasonable terms. Our ability to arrange financing and the cost of such financing depend on numerous factors, including general economic and capital market conditions, credit availability from banks or other lenders, investor confidence in us and the continued success of our power plants. Although we have not been materially affected by inflation in the past, there is no assurance that we would not be affected in the future. In 2015, the PBOC repeatedly cut down money market rate and reserve ratio to stabilize China's money supply. The PBOC continued to implement a prudent monetary policy, with moderate and timely adjustments in 2016, which helped the Company to manage its financing costs. We expect that that the prudent monetary policy to continue. The interest bearing debts of the Company are mostly denominated in Renminbi, changes in benchmark lending interest rate published by the PBOC will have a direct impact on the Company's cost of debt. In the Singaporean capital market, the SOR interest rate will continue to rise as a result of increase in the interest rates for U.S. dollar denominated loan as well as depreciation of Singapore dollar, which will likely increase the financing costs of Tuas Power. The change of the benchmark lending interest rates published by the PBOC will have direct impact on the borrowing costs of the Company. As a result, we may not be able to carry out our expansion plans due to the failure to obtain financing or increased financing costs. Furthermore, although we have historically been able to obtain financing on terms acceptable to us, there can be no assurance that financing for future power plant developments and acquisitions will be available on terms acceptable to us or, in the event of an equity offering, that such offering will not result in substantial dilution to existing shareholders.
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
If the PRC Government adopts new and stricter environmental laws and additional capital expenditure is required for complying with such laws, the operation of our power plants may be adversely affected and we may be required to make more investment in compliance with these environmental laws
Most of our power plants, being coal-fired power plants, discharge pollutants into the environment. We are subject to central and local government environmental protection laws and regulations, which currently impose base-level discharge fees for various polluting substances and graduated schedules of fees for the discharge of waste substances. The amounts of discharge fees are determined by the local environmental protection authority based on the periodic inspection of the type and volume of pollution discharges. In addition, such environmental protection laws and regulations also set up the goal for the overall control on the discharge volume of key polluting substances. These laws and regulations impose fines for violations of laws, regulations or decrees and provide for the possible closure by the central government or local government of any power plant which fails to comply with orders requiring it to cease or cure certain activities causing environmental damage. Also, the PRC Government requires thermal power plants to equip all units with desulphurization and denitrification facilities, and sets higher anti-dust standards. In September 2014, the NDRC, the Ministry of Environmental Protection and the China National Energy Administration jointly issued the 2014-2020 Action Plans for Energy Saving, Emission Reduction and Renovation of Coal-fired Generation Units, imposing stricter requirements for efficient and clean development of coal-fired generating plants. Such stringent standards, together with the increase in the discharge fees, will result in the increases in the environmental protection expenditure and operating costs of power plants and may have adverse impact on our operating results.
We attach great importance to the environmental related matters of our existing power plants and our power plants under construction. We have implemented a system that is designed to control pollution caused by our power plants, including the establishment of an environmental protection office at each power plant, adoption of relevant control and evaluation procedures and the installation of certain pollution control equipment. We are also upgrading the super low emission facilities on our coal fired units, which may be completed by the end of year 2017. We believe our environmental protection systems and facilities for the power plants are adequate for us to comply with applicable central government and local government environmental protection laws and regulations. However, the PRC Government may impose new, stricter laws and regulations on environmental protection, which may adversely affect our operations.
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
On March 16, 2007, the Enterprise Income Tax Law of PRC, or the New Enterprise Income Tax Law, was enacted, and became effective on January 1, 2008 and was amended on February 24,2017. The New Enterprise Income Tax Law imposes a uniform income tax rate of 25% for domestic enterprises and foreign invested enterprises. Therefore, our power plants subject to a 33% income tax rate prior to January 1, 2008 are subject to a lower tax rate of 25% starting on January 1, 2008. With regard to our power plants entitled to a reduced enterprise income tax rate of 15% prior to January 1, 2008, their effective tax rate gradually increased to 25% within a five-year transition period commencing on January 1, 2008. Accordingly, the effective tax rate of our wholly owned power plants has increased over time. In addition, although our power plants entitled to tax exemption and reduction under the income tax laws and regulations that are effective prior to the New Enterprise Income Tax Law will continue to enjoy such preferential treatments until the expiration of the same, newly established power plants will not be able to benefit from such tax incentives, unless they can satisfy specific qualifications, if any, provided by then effective laws and regulations on preferential tax treatment.
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
Our revenues from SinoSing Power Pte. Ltd. ("SinoSing Power") and its subsidiaries are collected in Singapore dollars. However, commencing from 2008, the operating results of SinoSing Power and its subsidiaries were consolidated into our financial statements, which use Renminbi as the presentation currency. As a result, we are exposed to foreign exchange fluctuations between Renminbi and the Singapore dollar. Appreciation of Renminbi against the Singapore dollar may cause adverse impact on our operation results and foreign translation difference.
The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection

Auditors of companies that are registered with the U.S. Securities and Exchange Commission and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the U.S. Public Company Accounting Oversight Board (United States) (the "PCAOB") and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Because we have substantial operations within the People's Republic of China and the PCAOB is currently unable to conduct inspections of the work of our auditors as it relates to those operations without the approval of the Chinese authorities, our auditor's work related to our operations in China is not currently inspected by the PCAOB. In May 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission ("CSRC") and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.
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
Our independent registered public accounting firm may be temporarily suspended from practicing before the SEC. If a delay in completion of our audit process occurs as a result, we could be unable to timely file certain reports with the SEC, which may lead to the delisting of our stock
On January 22, 2014, Judge Cameron Elliot, an SEC administrative law judge, issued an initial decision suspending the Chinese member firms of the "Big Four" accounting firms, including our independent registered public accounting firm, from, among other things, practicing before the SEC for six months.  In February 2014, the initial decision was appealed. While under appeal and in February 2015, the Chinese member firms of "Big Four" accounting firms reached a settlement with the SEC. As part of the settlement, each of the Chinese member firms of "Big Four" accounting firms agreed to settlement terms that include a censure; undertakings to make a payment to the SEC; procedures and undertakings as to future requests for documents by the US SEC; and possible additional proceedings and remedies should those undertakings not be adhered to.
If the settlement terms are not adhered to, Chinese member firms of "Big Four" accounting firms may be suspended from practicing before the SEC which could in turn delay the timely filing of our financial statements with the SEC.  In addition, it could be difficult for us to timely identify and engage another qualified independent auditor. A delinquency in our filings with the SEC may result in NYSE initiating delisting procedures, which could adversely harm our reputation and have other material adverse effects on our overall growth and prospect.
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
We will be a "passive foreign investment company," or "PFIC," if, in the case of any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of "passive" income or (b) 50% or more of the average quarterly value of our assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income (the "asset test"). For United States federal income tax purposes, and based upon our income and assets, we do not believe that we were classified as a PFIC for the taxable year ended December 31, 2016, and do not anticipate becoming one in the foreseeable future.
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
If we are a PFIC in any taxable year, a U.S. holder (as defined in "Item 10. Additional Information—E. Taxation—United States federal income tax considerations") may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or H shares and on the receipt of distributions on the ADSs or H shares to the extent such gain or distribution is treated as an "excess distribution" under the United States federal income tax rules and such holders may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. holder holds the ADSs or our H shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds the ADSs or our H shares. For more information see "Item 10. Additional Information—E. Taxation—Passive Foreign Investment Company Considerations."
Risks relating to doing business in the PRC
China's economic, political and social conditions as well as government policies could significantly affect our business
As of December 31, 2016, the majority of our business, assets and operations are located in China. The economy of China differs from the economies of most developed countries in many respects, including government involvement, control of foreign exchange, and allocation of resources.
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

We are subject to certain PRC regulations governing PRC companies that are listed overseas. These regulations contain certain provisions that are required to be included in the articles of association of these PRC companies and are intended to regulate the internal affairs of these companies. As the PRC regulations are constantly evolving with the goal of better protecting shareholder's interests, we may face greater uncertainties in the interpretation of PRC laws and regulations. Furthermore, the PRC regulations for protection of shareholder's rights are different from those applicable in the United States and/or exchanges where we are listed.  Therefore we made it our policy to adopt the strictest standards of any listing rules potentially applicable to us. Some of these standards are incorporated in our articles of association and bylaws with the view to providing most protection for the interests of our shareholders.
Risks relating to our operations in Singapore
Our operations in Singapore are subject to a number of risks, including, among others, risks relating to electricity pricing, dispatching, fuel supply, project development, capital expenditure, environmental regulations, government policies, and Singapore's economic, political and social conditions. Any of these risks could materially and adversely affect our business, prospects, financial condition and results of operations.
Fluctuation in demand and intensified competition may adversely affect Tuas Power's business and results of operations.
Our operations in Singapore depend on market demand and are subject to competition. Overall power system demand grew by 2.5% in 2016 over 2015. The future growth is highly dependent on sustained recovery in the Singapore and global economies. The liberalization of Singapore's power market and the further deregulation of its power industry have resulted in more intense competition among the power generation companies in Singapore. Tuas Power Group, or Tuas Power, one of our wholly owned business units, is one of the three largest power generation companies in Singapore. If Tuas Power is unable to compete successfully against other power generation companies in Singapore, its business, prospects, financial condition and results of operations may be adversely affected.
An electricity futures market was also established in 2015 through an incentive scheme by the authority to market makers (MM) in the futures market. This has attracted independent retailers which are expected to exert some price competition in the retail market. A Demand Response (DR) scheme is currently being established which could potentially introduce further price competition in the wholesale generation market in Singapore. Furthermore, the Singapore government recently announced plans to raise the adoption of solar energy to 350 MWp by 2020, compared to 60 MWp in 2016.
TP Utilities Pte Ltd ("TPU"), an entity in Tuas Power Group, sells utilities, such as steam, industrial water and demineralized water to industrial customers for their direct consumption. The timing for those potential customers to site their premises is uncertain due to economic situations. The demand of the utilities by these customers may vary as well. Despite Tuas Power's efforts to develop its facilities in stages and/or in modules to provide sufficient capacity matching the demand, and require customers to pay minimum capacity payment charges to mitigate the demand risk, its business and results of operations may be adversely affected by fluctuation in demand.
Regulatory changes of the vesting regime in Singapore could expose Tuas Power to electricity price volatility and adversely affect its business and results of operations
Tuas Power derives its revenue mainly from sale of electricity to the National Electricity Market of Singapore (the "NEMS") through a bidding process and vesting contracts under which a significant portion of power sales is predetermined by the Energy Market Authority ("EMA"). The vesting contract regime in Singapore is targeted at mitigation of market power in the wholesale electricity spot market. The regime achieves this objective by assigning a quantity of vesting contracts to generation companies, thereby limiting their incentives to exercise whatever level of market power they may possess. Vesting contracts are a form of bilateral contract imposed/vested on the major power generation companies in Singapore. Vesting contract price is set by the EMA, which is Singapore's power market regulator. Vesting contract price is set at the long run marginal cost of the most efficient base-loaded technology plant employed in Singapore and is reviewed every two years. On a quarterly basis, the EMA allows for vesting contract quantity to be adjusted to account for changes in demand (due to seasonality) and the vesting contract price to be adjusted to account for inflation and changes in fuel prices. Such a mechanism helps protect the profit margins of the power generation companies in the Singapore market, such as Tuas Power, to a large degree. The quantity of vesting contract allocated to the power generation company depends on the proportion of such power generation company's capacity to the total licensed or planned generation capacity at the commencement of the vesting contracts regime. A portion of the volume under the Vesting Contract Scheme has also been allocated to the LNG Vesting Scheme - an incentive scheme where players who have committed to an initial tranche of LNG for Singapore are allocated electricity sale contracts.  The volume allocated to the generation companies under the LNG vesting scheme is fixed for a period of 10 years until 2023. By the end of 2015, the vesting contract has been rolled back to 25% of system demand (inclusive of the LNG Vesting Scheme). Following an appeal by some of the players in the market, the vesting contract level has been maintained at 25% for 2016. Following EMA's review of the Vesting Contract Regime in 2016, it is determined that the vesting contract level will be maintained at 25% until the end of the first half of 2018 and it will be reduced to LNG vesting level by the second half of  2019.  The vesting contract regime will be phased out by 2023 when the LNG vesting contract expires, which could lead to volatility in electricity prices and adversely affect our business, financial condition and results of operation..
The fuel cost of Tuas Power is exposed to volatility of international fuel price and foreign currency risk
The fuel for Tuas Power consists of natural gas, coal, biomass, fuel oil and diesel oil. Since the procurement price of natural gas is closely linked to oil price and the procurement price of coal and biomass is linked to a coal index, the fuel cost of Tuas Power is exposed to the volatility of international oil and coal prices. The prices of oil and coal, after dipping to low level in the first half of 2016, have moved up in the second half of 2016. In addition, the commitments for the purchase of fuel are denominated in U.S. dollars, which further exposes Tuas Power to foreign currency risk. Any increase in fuel price and/or appreciation of the U.S. dollar against the Singapore dollar will translate into an increase in fuel cost for Tuas Power. Part of this increase can be passed through electricity sale contracts and utilities sale contracts, while fuel and foreign exchange hedging strategies done appropriately will mitigate the impact of such increase. No assurance can be given that such increase will not adversely affect results of its operation. Tuas Power is highly dependent upon the import of gas via pipelines from Indonesia. The rapid and sharp fall in the price of oil over the course of 2015 has resulted in wide variation in the price for its various sources of gas supply within the same month. Any disruption of such supply would impact the normal operation of Tuas Power significantly. This risk has been mitigated through Tuas Power's contract to buy LNG for its incremental needs, although there is no assurance that, in the event of fuel supply shortfall, Tuas Power's operations will not be adversely affected.
ITEM 4   Information on the Company
A.           History and development of the Company
Our legal and commercial name is Huaneng Power International, Inc. Our head office is at Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, People's Republic of China and our telephone number is (8610) 63226999. We were established in June 1994 as a company limited by shares organized under the laws of the People's Republic of China.

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

As resolved at the 2014 annual general meeting on June 25, 2015, our Company has been given a mandate to issue one or more tranches of short-term debentures in the PRC in a principal amount not exceeding RMB 15 billion on a rolling basis within 24 months of approval by the general shareholders' meeting.  On August 10 and October 20, 2016, we issued short-term debentures in two tranches each at principal amount of RMB3 billion with nominal annual interest rate of 2.50% and 2.60%, respectively.  Each of the debentures was denominated in RMB, issued at par value, and would mature in 365 days from issuance.
On October 14, 2016, the Company signed the Agreement for the Transfer of Equity Interests in Certain Companies with Huaneng Group (the "Transfer Agreement"). Pursuant to the Transfer Agreement, the Company shall accept the transfer of (i) 80% equity interest of Huaneng Shandong Power Limited; (ii) 100% equity interest of Huaneng Jilin Power Limited; (iii) 100% equity interest of Huaneng Heilongjiang Power Limited; and (iv) 90% equity interest of Huaneng Henan Zhongyuan Gas Power Generation Co., Ltd. from Huaneng Group for the consideration of RMB15,113,825,800. This transaction was considered and approved at the 21st meeting of the Eighth Session of the Board held on October 14, 2016, and was considered and approved at the 2016 Second Extraordinary General Meeting held on November 30, 2016. According to the terms of the agreements, the Company has paid 50% of the consideration for such transaction to Huaneng Group on January 9, 2017.
See "Item 5 Operating and Financial Reviews and Prospects – Liquidity and Cash Resources" for a description of our principal capital expenditures since the beginning of the last three financial years.
B.           Business overview
We are one of the China's largest independent power producers. As of March 31, 2017, we had controlling generating capacity of 101,270 MW, and a total generating capacity of 89,486 MW on an equity basis.
Operations in China
We are engaged in developing, constructing, operating and managing power plants throughout China. Our domestic power plants are located in 24 provinces, provincial-level municipalities and autonomous regions.
In 2016, the Company actively responded to the new market environments arising from the development of the social demand for power, implemented and progressed the relevant work, generally maintained a stable and safe production and made efforts on cost control. The operating result of the Company reached a record high while the Company continued to fulfill the duties of providing sufficient, reliable and green power to the society.
In 2016, new generating units with a total installed capacity of 1,227 MW were put into operation. In 2016, our total domestic power generation from all operating power plants on a consolidated basis amounted to 313.690 billion kWh, representing a decrease of 2.13% from 2015. The annual average utilization hours of our domestic generating units reached 3,921 hours. Our fuel cost per unit of power sold by domestic power plants decreased by 1.76% from the previous year to RMB 170.62 per MWh.
We believe our significant capability in the development and construction of power projects, as exemplified in the completion of our projects under construction ahead of schedule, and our experience gained in the successful acquisitions of power assets in recent years will enable us to take full advantage of the opportunities presented in China's power market.

With respect to the acquisition or development of any project, we will consider, among other factors, changes in power market conditions, and adhere to prudent commercial principles in the evaluation of the feasibility of the project. In addition to business development strategies, we will continue to enhance our profitability by further strengthening our cost control, especially in respect of fuel costs and construction costs, so as to hedge against fluctuations in fuel price and increase competitiveness in the power market.
Operations in Singapore
Tuas Power, one of our wholly owned business units, operates in Singapore and is engaged in the business of generation, wholesale and retail of power and other relating utilities. Tuas Power is comprised of Tuas Power Ltd ("TPL"), the investment holding company, and seven subsidiaries. Among those subsidiaries, Tuas Power Generation Pte. Ltd. ("TPG") is the electricity generation company that owns 100% of Tuas Power Supply Pte Ltd ("TPS"), which is the retail arm of TPG. Separately, TPU, a wholly owned subsidiary of TPL is engaged in the business of production and supply of utilities to industrial customers at Tembusu, Jurong Island in Singapore, as well as the generation of electricity dispatched to the electricity wholesale market. We have consolidated Tuas Power's results of operations since March 2008. The total assets and revenue of Singapore operations represented approximately 8.98% and 7.70%, respectively, of our consolidated total assets and revenue as of and for the year ended December 31, 2016. In 2016, the power generated by Tuas Power in Singapore accounted for 21.5% of the total power generated in Singapore, slightly lower than 2015.
Development of power plants
The process of identifying potential sites for power plants, obtaining government approvals, completing construction and commencing commercial operations is usually lengthy. However, because of our significant experience in developing and constructing power plants, we have been able to identify promising power plant projects in China and to obtain all required PRC Government approvals in a timely manner.
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
In November 2014, pursuant to the Catalogue of Investment Projects Approved by the Government (2014 Version) issued by the State Council, administrative approval power for certain activities in the energy sector has been delegated to a lower level. The administrative approval power for thermal power stations has been delegated to the provincial level (with coal-fired thermal power station projects being subject to national-level administrative approval based on state-promulgated constructions plans limited by total volume), the administrative approval power for heat power stations has been delegated to the local level (with condensing steam heat power station projects being subject to provincial-level administrative approval based on state-promulgated constructions plans limited by total volume), and the administrative approval power for wind power plants delegated to the local level subject to state-promulgated constructions plans limited by total volume as well as the scope as set out in the annual developmental guides. The Interim Measures for Supervision and Administration of Photovoltaic Power Station Projects issued by China National Energy Administration in 2013 requires that photovoltaic power station projects be regulated by on a filing-based system by the provincial-level energy supervisory departments in accordance with regulations related to investment projects issued by the State Council. The same administrative approval standard was again re-affirmed in December 2016 pursuant to the Catalogue of Investment Projects Approved by the Government (2016 Version) issued by the State Council.
Joint venture power projects are subject to additional governmental approvals. Approval by Ministry of Commerce is also required when foreign investment is involved.
From 2014, China National Energy Administration has placed stringent control on coal-fired projects within the Beijing-Tianjin-Hebei region, the Yangtze River Delta Region and the Pearl River Delta Region. All new coal –fired generating projects, other than those involving co-generation, were prohibited from being approved. Multi coal-fired generating units with a total capacity of more than 300 MWh may be reconstructed into large capacity units based on the principles of equivalent replacement for coal but reduction in replacement pollutant emission.
From 2016, to counter the issue of overcapacity in the coal-fire power sector, China National Energy Administration strengthened the approval of coal-fire projects nationwide, a number of new coal-fired generating projects, other than those involving co-generation, were cancelled, postponed or terminated. Considering the increasingly limited availability of prime locations and decreasing subsidies, China National Energy Administration also suspended approval of new wind power plants and photovoltaic power station projects in provinces with wind curtailment rate over 20% and solar curtailment rate over 5%.
Permits and contracts
In developing a new power plant, we, like other players in the industry, are required to obtain permits before commencement of the project. Such permits include operating licenses and similar approvals related to plant site, land use, construction, and environment. To encourage the cooperation and support of the local governments of the localities of the power plants, it has been and will be our policy to seek investment in such power plants by the relevant local governments.
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
Development of Power Plants in Singapore
The Singapore electricity industry had traditionally been vertically integrated and owned by the government. Since 1995, steps have been taken to liberalize the power industry, including the incorporation of the Public Utilities Board ("PUB") in 1995, establishment of Singapore Electricity Pool ("SEP") in 1998, formation of Energy Market Authority ("EMA") in 2001, and the evolvement of the SEP into the New Electricity Market of Singapore ("NEMS") in 2003. The EMA is a statutory body responsible for the economic, technical and competition regulation of the gas and electricity industry in Singapore. In carrying out its functions as the regulator of the power sector, EMA is empowered under the Electricity Act to issue and enforce licenses, codes of practices and performance standards. Energy Market Company Pte Ltd. (the "EMC") is the market company licensed to operate the wholesale market, or the NEMS.
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
The EMA intends to keep the increase and decrease in generating capacity commercially driven as far as practicable. As a precaution against the risk of insufficient generating capacity in the system, the EMA has planned to put in place a capacity assurance scheme to incentivize new generation planting in case new generating capacity that is required to maintain system security is not forthcoming from the market. EMA has not provided any update to the proposed scheme but given the current oversupply of capacity, it is not anticipated that the scheme will be put into place anytime soon.
By most measures of market power, the Singapore market is highly concentrated, as the three largest power generation companies account for approximately 60% of total power capacity. Since December 2002, EMA has imposed a licensed capacity cap (in MW) on these three power generation companies to prevent them from increasing their market dominance/power. Following a review of the vesting contract regime in 2016, EMA imposed a 25% cap on capacity market share to all generation licensees to prevent structural increases in market concentration/power. With regard to the three largest power generation companies, the cap imposed by EMA is the higher of either the 25% capacity market share cap or their respective licensed capacity cap, until the expiry of their respective generation license. This provides an option for the three largest power generation companies to increase their generation capacities beyond their current generation license up to 25% capacity market share cap.
New entrants as well as existing competitors have invested in new generating capacity or repowering of existing plants to take advantage of the LNG Vesting Scheme. This will impact the market negatively as these new capacities compete for market share as well as to avoid the gas take-or-pay penalties arising out of an oversupplied market.
EMA issued a Singapore Electricity Market Outlook (SEMO) 2016, which provides a long term outlook of the energy market, such as the projected supply and demand conditions to facilitate power generation investment decisions. Based on the data provided by EMA, there will be approximately 300MW of new investments in 2017 and 700MW of plant retirement in 2019.
We are in the process of developing the Tembusu Multi-Utilities Complex (the "TMUC") in Singapore. The TMUC is expected to consist of a co-generation plant, a desalination plant and a wastewater treatment facility, with a total installed capacity of 165 MW. The complex will be developed in multiple phases in order to meet customers' demand. Phase 1 consists of 1 x 450 t/h coal-biomass co-fired circulated fluidized bed boiler, 2 x 200 t/h diesel/natural gas fired boilers and 1 x 101MW steam turbine-generator, and other components of the plant. Phase 2A consists of 1 x 450 t/h coal-biomass co-fired circulated fluidized bed boiler, 1 x 200 t/h diesel/natural gas fired boiler and 1 x 32MW steam turbine-generator, and other components of plant. Phase 1 and Phase IIA commenced commercial operations in March 2013 and June 2014 respectively. The first train of 62.5 m³/h wastewater treatment facility commenced commercial operation in September 2015.  TPL owns 100% equity interest in this project.
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
On March 28, 2005, the NDRC issued the Interim Measures on Regulation of On-grid Tariff, the Interim Measures on Regulation of Transmission and Distribution Tariff, and the Interim Measures on Regulation of End-user Tariff, or collectively the "Interim Measures", to provide guidance for the reform of tariff-setting mechanism in the transition period. Under the Interim Measures, tariff is classified into on-grid tariff, transmission and distribution tariff and end-user tariff. Transmission and distribution tariff will be instituted by the government. End-user tariff will be based on on-grid tariff and transmission and distribution tariff. The government is responsible for regulating and supervising power tariffs based on the principles of promoting efficiency, encouraging investment and improving affordability.
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
On February 25, 2009, NDRC, SERC and China National Energy Administration jointly promulgated the Notice regarding Cleaning up the Concessional Tariff Scheme, pursuant to which, (i) the concessional tariff scheme at the local level is banned, and (ii) certain measures, such as direct purchase by large end-users and adopting peak and off-peak power pricing policy, will be carried out to reduce enterprises' power cost. In addition, the notice emphasizes the supervision and inspection over the setting of power tariffs. On October 11, 2009, in order to promote a fair market condition and the optimization of electric power resources, NDRC, SERC and China National Energy Administration jointly promulgated the Circular on Regulating the Administration of Electric Power Transaction Tariff to regulate the tariff-setting mechanism for the on-grid tariff, transmission and distribution tariff and end-user tariff and clean up the local preferential power tariffs provided to high energy consumption companies. Pursuant to a notice issued by NDRC, with effect from November 20, 2009, certain adjustments on the on-grids tariffs have been made in various regions of China in order to resolve the inconsistencies in tariffs, rationalize the tariff structure and promote the development of renewable energy.
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
In December 2015, the NDRC issued the Notice on Issues of Perfecting the Mechanism of Coal-electricity Price Linkage, confirming the annual cycle of the mechanism, the NDRC's leading role in implementing the mechanism, and provinces and cities' executor role in implementing the mechanism. The coal-electricity prices with which the mechanism of coal-electricity price linkage is in line are indexed to the national thermal coal price index. The benchmark coal price is the provincial average price in China's thermal coal price index of 2014. And the benchmark tariff is in principle the on-grid tariff in line with the benchmark coal price. The tariff adjustment may be triggered after the annual review based on the calculations according to the formula given by Policy of the Mechanism of Coal-electricity Price Linkage. Also in December 2015, the NDRC issued the Notice on Reducing On-grid Tariff for Coal-fired Power and General Commercial and Industrial Power Tariff, which ordered a decrease of national on-grid tariffs for coal power and general commercial and industrial power tariff by an average of RMB0.03 per kWh, based on the relevant regulations prescribed in the mechanism of coal-electricity price linkage. In the same month of 2015, the NDRC also issued the Notice on Improving On-grid Tariff Policy for Wind Power and Photovoltaic Power, which established a policy that the benchmark on-grid tariffs for wind power and photovoltaic power decrease in line with the development of these two types of power plants. To further indicate the investment expectation, the Notice confirmed the benchmark on-grid tariffs for wind power of 2016 and 2018. The 2016 benchmark on-grid tariff for photovoltaic power has been confirmed, yet that of 2017 and onward will be confirmed at a later stage.

On January 1, 2016, after the annual review based on the calculations prescribed in the mechanism of coal-electricity price linkage, the NDRC adjusted on-grid tariff for coal-fired power and commercial and industrial power tariff.  National on-grid tariffs for coal power decreased by an average of RMB0.03 per kWh, based on the relevant regulations, RMB0.01 per kWh of which shall be contributed to a specialized corporate restructuring fund with the purpose of supporting placement of personnel laid off during the supply-side reform. The NDRC also increased on-grid tariff for renewable power by RMB0.004 per kWh in order to replenish the renewable energy fund and to support emission reduction efforts of coal-fired power generation enterprises and to resolve conflicts regarding environmental protection tariffs.
In December  2016, in order to implement General Office of the State Council’s Energy Development Strategic Action Plan (2014-2020) about achieving equal on-grid tariff for wind and solar power with coal power to encourage the orderly development of wind and solar power by properly guiding investments in these areas, the NDRC issued the Announcement on the Adjustment of Standard On-Grid Tariff for Solar and Onshore Wind Power (NDRC Price [2016]No. 2729). From January 1, 2017, standard on-grid tariffs for Class I, Class II and Class III solar powers was adjusted to RMB0.65 per kWh, RMB0.75 per kWh and RMB0.85 per kWh, respectively, which is RMB0.15 per kWh, RMB0.13 per kWh and RMB0.13 per kWh lower than corresponding tariff in 2016. Such standard on-grid tariff will be adjusted annually. 2018 standard on-grid tariff for Class I, Class II and Class III onshore wind power decreased by RMB0.04 per kWh, RMB0.02 per kWh, RMB0.01 per kWh, respectively.  Yunnan Province has been recategorized as Class II from Class IV, which meant the standard on-grid tariff for wind power generated in Yunnan province will decrease by an additional RMB0.12 per kWh.
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
In addition, the major power generation companies, including Tuas Power, are obliged to hold vesting contracts. Vesting contracts are a form of bilateral contract imposed/vested on the generation companies who had been licensed by the EMA before the establishment of NEMS. Market Support Services Licensee is the counterparty to all of the vesting contracts, and the vesting contracts are settled between the parties through the EMC's settlement system. The quantity of vesting contract allocated to the power generation company depends on the proportion of such power generation company's capacity to the total licensed or planned generation capacity at the commencement of the vesting contract regime. Vesting contract price is set by the EMA at the long-run marginal cost and is adjusted by the EMA on a periodic basis for changes in the long-run marginal cost and on a quarterly basis for inflation and changes in fuel prices and electricity demand. Such mechanism helps protect the profit margins of the power generation companies in the Singapore market to a large degree. The contract quantity and price are currently recalculated every three months. There has been a rollback on the vesting contract level from 40% in 2015 to an immediate level of 25%. Following the review of vesting contract regime by EMA in 2016, it is determined that the vesting contract level will maintain at 25% until the end of first half of 2018 and reduce to LNG vesting level by second half of 2019. The vesting contract regime will be phased out by 2023 when the LNG vesting contracts expires. This translates into increased exposure to a more volatile pool price. The authority has introduced a demand response scheme where loads can choose to participate in peak load shaving and share in part of the consumer surplus and an Electricity Futures Market which attracts independent retailers to enter the Singapore market. We continue to monitor closely and evaluate the impact of such markets on our business.
The gross pool design adopted in NEMS means all quantity sold by retailers to contestable consumers (currently defined as customers with average monthly usage more than of 42,000kWh) has to be in turn purchased from the pool. The retailers pay for their electricity purchases at the Uniform Singapore Energy Price, which is a weighted average of nodal prices and is determined on a half-hourly basis in the NEMS.
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
The PRC Government started in 1999 to experiment with a program to effect power sales through competitive bidding in some provinces. Furthermore, the PRC Government started in 2009 to experiment with a program for direct power purchase by large power end-users, and has promulgated relevant rules governing the price and method of direct power purchase transactions as well as the market entrance and exit mechanism. In accordance with the above policies, we are conducting research on the program for direct power purchases by large power end-users. In July 2013, China National Energy Administration issued the Notice on Direct Purchases between Power End-users and Power Generation Companies, which officially implemented the direct purchases programs by large end-users. Among the provinces where we operate our power plants, seven of them, namely Shanxi, Jiangsu, Henan, Hunan, Guangdong, Fujian and Gansu, started the direct purchase program in 2013, and four of them, namely Jiangxi, Yunnan, Hubei and Liaoning, are actively promoting the direct purchase pilot programs.
In 2014, the programs were also implemented in Zhejiang and Anhui. In addition to these regions, the direct purchase programs by large end-users were also implemented in Liaoning, Jiangxi, Hubei and Chongqing in 2015 and in the whole nation except Shanghai, Hainan and Tibet in 2016. The national volume of electricity sold in 2016 via the direct purchase programs was approximately 800 billion kWh, which represented a huge increase from the 430 billion kWh sold in 2015. Most of the sale was negotiated between power producers and large end users, with a minority completed through the competitive bidding process.  We participated in all regions with pilot direct purchase programs.

                In general, establishing liberalized power markets represents the general trend in China's power market reform, which is conducive to creating a competition environment that is fair, transparent and equitable.
The following table sets forth the average power tariff (RMB/MWh) of electric power sold by our power plants in China, for each of the five years ended December 31 through 2016 and the approved power tariff for 2017.

	Year Ended December 31,
	2012	2013	2014	2015	2016	2017
	Average Tariff	Average Tariff	Average Tariff	Average Tariff	Average Tariff	Approved Tariff
Heilongjiang Province
Xinhua Power Plant*	—	—	—	—	—	377.21
Hegang Power Plant*	—	—	—	—	—	378.70
Daqing Co-generation	—	—	—	—	—	372.30
Yichun Co-generation*	—	—	—	—	—	382.30
Sanjiangkou Wind Power*	—	—	—	—	—	630.00
Linjiang Jiangsheng Wind Power*	—	—	—	—	—	630.00
Daqing Heping Aobao Wind Power*	—	—	—	—	—	630.00
Jilin Province
Jiutai Power Plant*	—	—	—	—	—	371.70
Changchun Co-generation*	—	—	—	—	—	371.70
Nongan Biomass*	—	—	—	—	—	750.00
Linjiang Jubao Hydropower*	—	—	—	—	—	375.70
Zhenlai Wind Power*	—	—	—	—	—	595.00
Siping Wind Power*	—	—	—	—	—	610.00
Tongyu Tuanjie Wind Power*	—	—	—	—	—	580.00
Liaoning Province
Dalian Power Plant	409.18	407.89	394.50	375.55	346.76	368.50
Dandong Power Plant	405.73	401.09	393.06	371.45	352.52	368.50
Yingkou Power Plant	409.35	406.85	399.33	378.32	344.71	368.50
Yingkou Co-generation	397.59	396.96	399.21	365.04	331.39	368.50
Wafangdian Wind Power	610.82	632.85	609.68	598.12	603.72	620.00
Changtu Wind Power	610.00	605.30	602.82	590.93	626.09	620.00
Suzihe Hydropower	364.25	330.00	330.00	329.96	332.67	330.00
Dandong Photovoltaic	—	—	—	—	950.00	950.00
Yingkou Co-generation Photovoltaic	—	—	—	—	950.00	950.00
Inner Mongolia Autonomous Region
Huade Wind Power	520.00	520.00	520.00	520.00	471.22	520.00
Hebei Province
Shang’an Power Plant	434.63	431.15	429.39	401.79	358.48	367.57

	Year Ended December 31,
	2012	2013	2014	2015	2016	2017
	Average Tariff	Average Tariff	Average Tariff	Average Tariff	Average Tariff	Approved Tariff
Kangbao Wind Power	536.72	534.47	538.84	538.14	554.60	540.00
Kangbao Photovoltaic	－	－	－	－	784.95	982.50
Gansu Province
Pingliang Power Plant	336.12	332.16	322.72	259.51	207.63	297.80
Jiuquan Wind Power	520.60	520.60	520.60	473.12	367.54	520.60
Jiuquan II Wind Power	—	—	540.00	497.75	402.36	540
Yumen Wind Power	—	—	520.60	472.01	390.06	520.60
Yigang Wind Power	—	—	—	—	447.65	580.00
Beijing Municipality
Beijing Co-generation	494.00	529.47	514.72	480.70	454.99	462.60
Beijing Co-generation CCGT	—	468.79	882.33	959.91	687.33	650.00
Tianjin Municipality
Yangliuqing Co-generation	438.03	483.73	434.28	416.54	370.82	383.80
Lingang Co-generation CCGT	—	—	—	817.57	726.44	700
Shanxi Province
Yushe Power Plant	396.56	393.37	391.22	334.87	253.01	331.50
Zuoquan Power Plant	383.25	389.83	382.01	333.25	252.96	325.5
Dongshan CCGT	—	—	—	703.80	682.40	670.50
Shandong Province
Dezhou Power Plant	468.90	464.89	463.36	445.44	389.78	403.51
Jining Power Plant	459.63	455.46	446.73	429.20	372.57	384.52
Xindian Power Plant	453.75	453.35	448.55	432.30	381.58	389.60
Weihai Power Plant	461.89	474.38	461.18	440.45	382.53	398.51
Rizhao Power Plant Phase II	446.90	446.38	441.59	422.33	372.08	382.90
Zhanhua Co-generation	450.55	446.56	434.71	424.66	389.33	372.90
Baiyanghe Power Plant*	—	—	—	—	—	394.64
Rizhao Power Plant Phase I*	—	—	—	—	—	448.50
Jiaxiang Power Plant*	—	—	—	—	—	377.90
Jining Co-generation*	—	—	—	—	—	385.50
QufuCo-generation*	—	—	—	—	—	372.90
Huangtai Power Plant*	—	—	—	—	—	382.90
Yantai Power Plant*	—	—	—	—	—	405.40
Linyi Power Plant*	—	—	—	—	—	384.23
Jining Yunhe Power Plant*	—	—	—	—	—	394.50

	Year Ended December 31,
	2012	2013	2014	2015	2016	2017
	Average Tariff	Average Tariff	Average Tariff	Average Tariff	Average Tariff	Approved Tariff
Liaocheng Co-generation*	—	—	—	—	—	385.20
Taian Power Plant*	—	—	—	—	—	372.90
Laiwu Power Plant*	—	—	—	—	—	380.40
Muping Wind Power*	—	—	—	—	—	640.00
Penglai Wind Power*	—	—	—	—	—	635.00
Rushan Wind Power*	—	—	—	—	—	640.00
Changdao Wind Power*	—	—	—	—	—	630.00
Rongcheng Wind Power*	—	—	—	—	—	630.00
Dongying Wind Power*	—	—	—	—	—	640.00
Boshan Photovoltaic*	—	—	—	—	—	1,000.00
Sishui Photovoltaic*	—	—	—	—	—	1,200.00
Gaozhuang Photovoltaic*	—	—	—	—	—	1,000.00
Jining Co-generation Photovoltaic*	—	—	—	—	—	611.45
Henan Province
Qinbei Power Plant	441.43	437.01	435.42	401.65	354.30	361.01
Zhongyuan CCGT*	—	—	—	—	—	600.00
Luoyang Co-generation Power	—	—	—	384.33	365.91	365.10
Luoyang Yangguang Power	—	—	—	365.10	316.83	355.10
Mianchi Co-generation	—	—	—	—	328.10	328.10
Zhumadian Wind Power	—	—	—	—	610.00	610.00
Jiangsu Province
Nantong Power Plant	441.25	435.69	436.00	430.98	407.55	385.50
Nanjing Power Plant	442.17	436.35	463.50	453.08	400.81	383.00
Taicang Power Plant	430.43	432.81	419.19	387.68	349.31	381.32
Huaiyin Power Plant	458.25	449.87	438.98	450.81	433.30	380.50
Jinling Power Plant
Coal-fired	427.34	428.38	408.24	385.24	348.86	388.00
CCGT	581.35	585.53	606.21	712.13	708.41	575.00
CCGT Co-generation	—	635.42	690.00	760.99	617.12	584.00
Suzhou Co-generation	—	—	508.66	489.38	453.42	457.00
Nanjing Thermal Power	—	—	—	—	445.21	462.00
Qidong Wind Power	542.65	541.34	555.92	556.76	553.91	549.67
Rudong Wind Power	—	610.00	610.00	610.00	606.24	610.00

	Year Ended December 31,
	2012	2013	2014	2015	2016	2017
	Average Tariff	Average Tariff	Average Tariff	Average Tariff	Average Tariff	Approved Tariff
Tongshan Wind Power	—	—	—	—	610.00	610.00
Luhe Wind Power	—	—	—	—	—	610.00
Rudong Offshore Wind Power	—	—	—	—	—	850.00
Shanghai Municipality
Shidongkou I	457.18	453.27	438.21	435.48	395.18	394.60
Shidongkou II	442.13	442.00	437.54	410.35	380.60	395.80
Shidongkou Power	463.85	462.02	449.92	427.42	382.31	404.80
Shanghai CCGT(2)	674.00	820.92	866.20	937.13	899.62	705.60
Chongqing Municipality
Luohuang Power Plant	448.95	448.57	440.90	427.84	376.92	379.60
Liangjiang CCGT	—	—	—	872.20	649.74	491.30
Zhejiang Province
Yuhuan Power Plant	491.37	484.79	468.71	452.99	403.82	417.30
Changxing Power Plant	—	—	431.03	487.93	420.54	442.30
Tongxiang CCGT(2)	—	—	1,298.37	1,278.17	887.70	580.00
Changxing Photovoltaic	—	—	—	1,125.67	1,208.23	1,100.00
Hongqiao Photovoltaic	—	—	—	—	980.00	980.00
Hunan Province
Yueyang Power Plant	506.87	505.13	495.31	480.55	449.87	451.85
Subaoding Wind Power	—	—	494.00	611.72	610.00	610.00
Guidong Wind Power	—	—	—	610.00	610.00	610.00
Xiangqi Hydropower	390.00	390.00	410.00	410.00	404.19	380.00
Hubei Province
Wuhan Power Plant	—	—	461.99	435.47	376.53	402.62
Jingmen Thermal Power	—	—	432.20	444.09	378.97	398.10
Yingcheng Thermal Power	—	—	—	477.26	392.73	398.10
Jieshan Wind Power	—	—	—	610.00	610.00	690.00
Enshi Maweigou Hydropower	360.00	356.96	366.59	379.26	380.43	370.00
Dalongtan Hydropower	—	—	366.89	374.80	376.38	370.00
Jiangxi Province
Jinggangshan Power Plant	483.90	482.95	468.92	443.73	399.06	404.61
Ruijin Power	—	—	466.57	441.24	399.27	404.30
Anyuan Power	—	—	—	424.63	400.98	409.30
Jianggongling Wind Power	—	—	—	—	610.00	610.00

	Year Ended December 31,
	2012	2013	2014	2015	2016	2017
	Average Tariff	Average Tariff	Average Tariff	Average Tariff	Average Tariff	Approved Tariff
Anhui Province
Chaohu Power Plant	—	—	412.93	409.79	351.24	374.30
Huaining Wind Power	—	—	—	—	610.00	610.00
Hualiangting Hydropower	—	—	346.85	392.89	385.60	369.30
Fujian Province
Fuzhou Power Plant	445.64	442.81	441.83	392.29	348.95	383.99
Guangdong Province
Shantou Power Plant	542.97	541.39	529.99	498.01	464.69	472.76
Haimen	529.06	514.30	503.18	483.38	440.21	450.50
Haimen Power	—	—	479.55	485.46	444.53	450.50
Shantou Photovoltaic	—	—	—	—	980.00	980.00
Yunnan Province
Diandong Energy	359.58	371.30	401.59	435.58	513.58	335.80
Yuwang Energy	361.70	377.41	395.96	545.42	1,394.49	335.80
Fuyuan Wind Power	—	—	610.00	600.61	494.71	610.00
Guizhou Province
Panxian Wind Power	—	—	—	—	610.00	610.00
Hainan Province
Haikou Power Plant	—	—	474.14	457.71	420.45	419.80
Dongfang Power Plant	—	—	482.69	460.53	420.90	419.80
Nanshan CCGT	—	—	439.84	629.32	672.26	665.80
Wenchang Wind Power	—	—	619.72	571.95	609.78	610.00
Gezhen Hydropower	—	—	392.63	399.78	400.07	400.00
Dongfang Photovoltaic	—	—	—	—	1,010.00	1,000.00

Notes:
(1)	The power plants marked * are newly acquired entities of the Company in January 2017.
(2)	The tariff of Shanghai Combined Cycle and Tongxiang Combined Cycle consist of on-grid settlement price and capacity subsidy income.
Power sales in Singapore
According to the latest available update from EMC, the total registered capacity in commercial operation for 2016 in Singapore was 13,366 MW, of which 10,373 MW belonged to CCGT/Cogen/Trigen facilities. In 2016, the peak demand for electricity was 6,846 MW against 2015's 6,696MW. The power market in Singapore is competitive, and power generation companies compete to sell their power output into NEMS through a bidding process with hedging via vesting contracts and retail sales. At the end of December 31, 2016, power sold through vesting contracts represented approximately 25% of total system demand. The existing Vesting Contract Scheme will be maintained at 25% of system demand until the end of the first half of 2018. The decrease in allocated vesting contract volumes will have to be made up through increased retail sales, or otherwise, be translated into increased exposure to more volatile pool prices.
The volatility in the sales price of the revenue associated with the sale of electricity in the NEMS is effectively managed via vesting contracts and direct retail sales which is carried out through a Tuas Power's subsidiary. The effective tariffs Tuas Power received for its electricity output is thus largely dependent on the vesting contract prices and volumes as well as prices secured under retail sales. The Minister has also indicated the year of 2018 for the start of Full Retail Contestability.
Utility sales in Singapore
In 2016, TMUC sold 2,151,143 MT of steam to customers, representing an increase of 8.2% as compared to 1,988,927 MT in 2015.

Fuel supply arrangements
In 2016, the majority of our power plants were fueled by coal, gas and oil.
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
In 2016, we purchased 131.60 million tons of coal and consumed 132.18 million tons of coal. Of our total coal purchases, 39% was purchased under annual contracting arrangements and the remainder was purchased in the open market. The coal purchase price for our Company, including transportation costs and miscellaneous expenses, averaged approximately RMB423.16 per ton in 2016, representing an increase of 3.54% compared to 2015. Our average unit fuel cost in 2016 decreased by 1.76% from that in 2015.
Singapore's Tuas Power used coal as primary fuel for its TMUC's cogeneration plants. Coal is procured from coal producers in Indonesia via two long-term coal supply contracts with 10 year and 15 year terms respectively. The prices are indexed to the Global Coal Newcastle Index. In 2016, Tuas Power purchased an incremental amount of coal in the open market.
Gas
Currently, the Company has ten Combined Cycle Gas Turbine Power Plants ("CCGT") in China, including:
1. Huaneng Shanghai Combined Cycle Gas Turbine Power Plant ("Shanghai CCGT") with gas supply transported through the pipeline of "West-East Gas Transport Project";
2. Huaneng Jiangsu Jinling Combined Cycle Gas Turbine Power Plant ("Jinling CCGT") with gas supply transported through the pipeline of "West-East Gas Transport Project";
3. Huaneng Jiangsu Jinling Combined Cycle Gas Turbine Co-generation Power Plant ("Jinling CCGT Co-generation") with gas supply transported through the pipeline of "West-East Gas Transport Project";
4. Huaneng Beijing Co-generation CCGT Power Plant ("Beijing Co-generation CCGT") with gas supply transported through Shaanxi-Beijing Pipeline;
5. Huaneng Zhejiang Tongxiang Combined Cycle Gas Turbine Power Plant ("Tongxiang CCGT"), with gas supply transported through the pipeline of "West-East Gas Transport Project";
6. Huaneng Chongqing Liangjiang Combined Cycle Gas Turbine Power Plant ("Liangjiang CCGT") with gas supply transported through the pipeline of "West-East Gas Transport Project";
7. Huaneng Tianjin Lingang Combined Cycle Gas Turbine Co-generation Power Plant ("Lingang CCGT Co-generation") with gas supply by CNOOC Tianjin Trading Branch and Petro China Tianjin Trading Branch;
8. Huaneng Shanxi Dongshan Combined Cycle Gas Turbine Power Plant ("Dongshan CCGT") with gas supply transported through Shaanxi-Beijing Pipeline II; and
9. Huaneng Hainnan Nanshan Combined Cycle Gas Turbine Power Plant ("Nanshan CCGT") with gas supply by CNOOC Hainan Branch.
10.               Huaneng Zhongyuan Combined Cycle Gas Turbine Power Plant ("Zhongyuan CCGT") with gas supply transported through the pipeline of "West-East Gas Transport Project".
Also, the Tuas Power in Singapore has five gas-fired combined cycle generating units and three gas-fired backup boilers. The piped gas for Tuas Power is provided by Pavilion Gas Pte Ltd and Sembcorp Gas Pte Ltd., whereas LNG is provided by Shell Gas Marketing Pte Ltd (formally known as BG Singapore Gas Marketing Pte Ltd).

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
HIPDC was established in 1985 as a joint venture controlled by Huaneng Group. HIPDC is engaged in developing, investing, operating and constructing power plants in China. Some of the power plants currently owned and operated by us were originally built and later transferred to us by HIPDC. Both Huaneng Group and HIPDC have agreed to give us preferential rights in the power development business and power assets transfers. See "Item 7.A. Major shareholders" for details.
The following organizational chart sets forth the organizational structure of HIPDC and us as of March 31, 2017:

Notes:
*
Huaneng Group indirectly holds 100% equity interests in Pro-Power Investment Limited through its wholly owned subsidiary, China Hua Neng Hong Kong Company Limited, and Pro-Power Investment Limited in turn holds 25% equity interests in HIPDC. As a result, Huaneng Group beneficially holds 100% of equity interests in HIPDC.

**
Of the 13.83% equity interest, 10.23% was directly held by Huaneng Group, 3.11% was held by Huaneng Group through its wholly owned subsidiary, China Hua Neng Hong Kong Company Limited, and the remaining approximately 0.49% was held by Huaneng Group through its subsidiary, China Huaneng Finance Corporation Limited.

For a detailed discussion of the Company's subsidiaries, see Note 9 to the Financial Statements.
D.            Property, plants and equipment
The following table presents certain summary information on our power plants as of March 31, 2017.
Plant or Expansion	Actual In-service Date	Current Installed Capacity	Ownership	Attributable Capacity	Type of Fuel
(Names as defined below)		(MW)%		MW

Heilongjiang Province
Xinhua Power Plant	Unit I: Sep. 1979	1 x 200	70%	140	Coal
	Unit II: Sep. 2005	1 x 330	70%	231
Hegang Power Plant	Unit I: Nov. 1998	1x 300	64%	192	Coal
	Unit II: Nov. 1999	1x 300	64%	192
	Unit III: Apr. 2007	1 x 600	64%	384
Daqing Co-generation	Unit I: Jun. 2013	1 x 350	100%	350	Coal
	Unit II: Aug. 2013	1 x 350	100%	350
Yichun Co-generation	Unit I: Sep. 2015	1 x 350	100%	350	Coal

Plant or Expansion	Actual In-service Date	Current Installed Capacity	Ownership	Attributable Capacity	Type of Fuel
(Names as defined below)		(MW)%		MW

	Unit II: Dec. 2015	1 x 350	100%	350
Sanjiangkou Wind Power	66 turbines: Feb. 2010	99	82.85%	82	Wind
Linjiang Jiangsheng Wind Power	66 turbines: Oct. 2015	99	82.85%	82	Wind
Daqing Heping Aobao Wind Power	32 turbines: Dec. 2011	96	100%	96	Wind
	32 turbines: May. 2012	96	100%	96
	16 turbines: Dec. 2016	48	100%	48
	16 turbines: Dec. 2016	48	100%	48
Jilin Province
Jiutai Power Plant	Unit I: Oct. 2009	1 x 670	100%	670	Coal
	Unit II: Dec. 2009	1 x 670	100%	670
Changchun Co-generation	Unit I: Dec. 2009	1 x 350	100%	350	Coal
	Unit II: Apr. 2009	1 x 350	100%	350
Nongan Biomass	Dec. 2011	1 x 25	100%	25	Biomass
Linjiang Jubao Hydropower	Sep. 2004	2 x 10	100%	20	Solar
Zhenlai Wind Power	33 turbines: Jun. 2009	49.5	100%	49.5	Wind
	33 turbines: Dec. 2011	49.5	100%	49.5
Siping Wind Power	50 turbines: Oct. 2010	75	100%	75	Wind
	25 turbines: Nov. 2010	50	100%	50
	50 turbines: Dec. 2010	75	100%	75
Tongyu Tuanjie Wind Power	74 turbines: Dec. 2015	148	100%	148	Wind
Liaoning Province
Dalian Power Plant Phase I	Unit I: Sep. 1988	2 x 350	100%	700	Coal
	Unit II: Dec. 1988
Phase II	Unit III: Jan. 1999	2 x 350	100%	700	Coal
	Unit IV: Jan. 1999
Dandong Power Plant	Unit I: Jan. 1999	2 x 350	100%	700	Coal
	Unit II: Jan. 1999
Yingkou Power Plant Phase I	Unit I: Jan. 1996	2 x 320	100%	640	Coal
	Unit II: Dec. 1996
Phase II	Unit III: Aug. 2007	2 x 600	100%	1,200	Coal
	Unit IV: Oct. 2007
Yingkou Co-generation	Unit I: Dec. 2009	2 x 330	100%	660	Coal
	Unit II: Dec. 2009
Wafangdian Wind Power	24 turbines: Jun. 2011	48	100%	48	Wind
Changtu Wind Power	33 turbines: Nov. 2012	97.5	100%	97.5	Wind
	24 turbines: Oct. 2014
Suzihe Hydropower	2012	3 x 12.5	100%	37.5	Hydro
Dandong Photovoltaic	May. 2016	10	100%	10	Solar
Yingkou Co-generation Photovoltaic	Jun. 2016	10	100%	10	Solar
Xianrendao Co-generation	Mar. 2017	1 x 50	100%	50	Coal
Inner Mongolia
Autonomous Region
Huade Wind Power Phase I	33 turbines: Dec. 2009	49.5	100%	49.5	Wind
Phase II	33 turbines: Jun. 2011	49.5	100%	49.5	Wind
Hebei Province
Shang' an Power Plant Phase I	Unit I: Aug. 1990	2 x 350	100%	700	Coal
	Unit II: Dec. 1990
Phase II	Unit III: Oct. 1997	2 x 330	100%	660	Coal
	Unit IV: Oct. 1997

Plant or Expansion	Actual In-service Date	Current Installed Capacity	Ownership	Attributable Capacity	Type of Fuel
(Names as defined below)		(MW)%		MW

Phase III	Unit V: Jul. 2008	2 x 600	100%	1,200	Coal
	Unit VI: Aug. 2008
Kangbao Wind Power Phase I	33 turbines: Jan. 2011	49.5	100%	49.5	Wind
Kangbao Xitan Photovoltaic	Jun. 2016	20	100%	20	Solar
Gansu Province
Pingliang Power Plant	Unit I: Sep. 2000	3 x 325	65%	633.75	Coal
	Unit II: Jun. 2001
	Unit III: Jun. 2003
	Unit IV: Nov. 2003	1 x 330	65%	214.5	Coal
	Unit V: Feb. 2010	2 x 600	65%	780	Coal
	Unit VI: March 2010
Jiuquan Wind Power	259 turbines: Dec. 2011	401	100%	401	Wind
Jiuquan II Wind Power	100 turbines: Dec. 2014	200	100%	200	Wind
	100 turbines: Jun. 2015	200	100%	200	Wind
Yumen Wind Power	24 turbines: Jun. 2015	48	100%	48	Wind
	67 turbines: Jun. 2015	100.5	100%	100.5	Wind
Yigang Wind Power	96 turbines: Dec. 2015	192	100%	192	Wind
Beijing Municipality
Beijing Co-generation	Unit I: Jan. 1998	2 x 165	41%	135.3	Coal
	Unit II: Jan. 1998
	Unit III: Dec. 1998	2 x 220	41%	180.4	Coal
	Unit IV: Jun. 1999
	Unit V: Apr. 2004	1 x 75	41%	30.75	Coal
Beijing Co-generation CCGT	Unit I: Dec. 2011	2 x 306.9	41%	251.66	Gas
	Unit II: Dec. 2011
	Unit III: Dec. 2011	1 x 309.6	41%	126.936	Gas
Tianjin Municipality
Yangliuqing Co-generation	Unit I: Dec. 1998	4 x 300	55%	660	Coal
	Unit II: Sep. 1999
	Unit III: Dec. 2006
	Unit IV: May 2007
Lingang Co-generation CCGT	Unit I: Dec. 2014	1 x 313	100%	463	Gas
		1 x 150

Shanxi Province
Yushe Power Plant Phase I	Unit I: Aug. 1994	2 x 100	60%	120	Coal
	Unit III: Dec. 1994
Phase II	Unit IV: Oct. 2004	2 x 300	60%	360	Coal
	Unit II: Nov. 2004
Zuoquan Power Plant	Unit I: Dec. 2011	2 x 673	80%	1,076.8	Coal
	Unit II: Jan. 2012
Dongshan CCGT	Unit I: Oct. 2015	2 x297.7	100%	595.4	Gas
	Unit II: Oct. 2015
	Unit III: Oct. 2015	263.6	100%	263.6	Gas
Shandong Province
Dezhou Power Plant Phase I	Unit I: 1992	1 x 330	100%	330	Coal
	Unit II: 1992	1 x 320	100%	320	Coal
Phase II	Unit III: Jun. 1994	1 x 330	100%	330	Coal

Plant or Expansion		Actual In-service Date	Current Installed Capacity	Ownership	Attributable Capacity	Type of Fuel
(Names as defined below)			(MW)%		MW

		Unit IV: May 1995	1 x 320	100%	320	Coal
	Phase III	Unit V: Jun. 2002	2 x 700	100%	1,400	Coal
		Unit VI: Oct. 2002
Jining Power Plant	Coal-fired	Unit V: Jul. 2003	2 x 135	100%	270	Coal
		Unit VI: Aug. 2003
	Co-generation	Unit I: Nov. 2009	2 x 350	100%	700	Coal
		Unit II: Dec. 2009
Xindian Power Plant	Phase III	Unit V: Sep 2006	2 x 300	95%	570	Coal
		Unit VI: Nov. 2006
Weihai Power Plant	Phase II	Unit III: Mar. 1998	2 x 320	60%	384	Coal
		Unit IV: Nov. 1998
	Phase III	Unit V: Dec. 2012	2 x 680	60%	816	Coal
		Unit VI: Dec. 2012
Rizhao Power Plant	Phase II	Dec. 2008	2 x 680	100%	1,360	Coal

Zhanhua Co-generation		Jul. 2005	2 x 165	100%	330	Coal

Baiyanghe Power Plant		Unit I: Oct. 2003	1 x 145	80%	116	Coal
		Unit II: Oct. 2003	1 x 145	80%	116
		Unit III: Dec. 2009	1 x 300	80%	240
		Unit IV: Dec. 2009	1 x 300	80%	240
Rizhao Power Plant	Phase I	Unit I: Sep. 1999	1 x 350	88.8%	311	Coal
		Unit II: Jan. 2003	1 x 350	88.8%	311
Jiaxiang Power Plant		Unit I: Oct. 2006	1 x 330	40%	132	Coal
		Unit II: May. 2007	1 x 330	40%	132
Jining Co-generation		Unit I: Apr. 2004	1 x 30	40%	12	Coal
		Unit II: Jul. 2004	1 x 30	40%	12
Qufu Co-generation		Units I: Feb. 2009	1 x 225	40%	90	Coal
		Unit II: Sep. 2009	1 x 225	40%	90
Huangtai Power Plant		Unit I: Nov. 1987	1 x 330	72%	237.6	Coal
		Unit II: Jan. 2011	1 x 350	72%	252
		Unit III: Jan. 2011	1 x 350	72%	252
Yantai Power Plant		Unit I: Apr. 1996	1 x 110	80%	88	Coal
		Unit II: Oct. 2005	1 x 160	80%	128
		Unit III: Dec. 2005	1 x 160	80%	128
		Unit IV: Oct. 2006	1 x 160	80%	128
Linyi Power Plant		Unit I: Dec. 2012	1 x 350	60%	210	Coal
		Unit II: Oct. 2013	1 x 350	60%	210
		Unit III: Dec. 1997	1 x 140	60%	84
		Unit IV: Apr. 2003	1 x 140	60%	84
		Unit V: Sep. 2003	1 x 140	60%	84
		Unit VI: Apr. 2005	1 x 140	60%	84
Jining Yunhe Power Plant		Unit I: Jul. 2000	1 x 145	78.68%	114.09	Coal
		Unit II: Nov. 2000	1 x 145	78.68%	114.09
		Unit III: Sep. 2003	1 x 145	78.68%	114.09
		Unit IV: Feb. 2004	1 x 145	78.68%	114.09
		Unit V: Sep. 2006	1 x 330	78.68%	259.64
		Unit VI: Mar. 2006	1 x 330	78.68%	259.64
Liaocheng Co-generation		Unit I: Jan. 2006	1 x 330	60%	198	Coal

Plant or Expansion	Actual In-service Date	Current Installed Capacity	Ownership	Attributable Capacity	Type of Fuel
(Names as defined below)		(MW)%		MW

	Unit II: Sep. 2006	1 x 330	60%	198
Taian Power Plant	Unit I: May. 2007	1 x 150	80%	120	Coal
	Unit II: Dec. 2007	1 x 150	80%	120
Laiwu Power Plant	Unit I: Dec. 2015	1 x 1000	64%	640	Coal
	Unit II: Nov. 2016	1 x 1000	64%	640
Muping Wind Power	28 turbines: Dec. 2010	42	80%	34	Wind
Penglai Wind Power	24 turbines: Sep. 2014	48	80%	38.4	Wind
	1 turbine: Sep. 2014	1.8	80%	1.44
	24 turbines: Oct. 2016	48	80%	3.8.4
	1 turbine: Oct. 2016	1.8	80%	1.44
Rushan Wind Power	8 turbines: Sep. 2014	12	80%	9.6	Wind
	11 turbines: Sep. 2014	16.5	80%	13.2
	2 turbines: Oct. 2016	3	80%	2.4
	5 turbines: Oct. 2016	10.5	80%	8.4
Changdao Wind Power	8 turbines: Sep. 1999	4.8	48%	10	Wind
	6 turbines: Dec. 2004	3.6	48%	1.73
	3 turbines: Jul. 2005	2.25	48%	1.08
	1 turbine: Apr. 2006	1.3	48%	0.62
	3 turbines: Apr. 2006	2.25	48%	1.08
	2 turbines: Sep. 2006	2.6	48%	1.25
	1 turbine: Sep. 2006	0.75	48%	0.36
	2 turbines: Jan. 2007	1.5	48%	0.72
	2 turbines: Oct. 2008	1.5	48%	0.72
Rongcheng Wind Power	1 turbine: Jan. 2006	1.5	48%	0.72	Wind
	1 turbine: Jan. 2006	1.5	48%	0.72
	1 turbine: Jan. 2006	1.5	48%	0.72
	2 turbines: Feb. 2006	3	48%	1.44
	2 turbines: Feb. 2006	3	48%	1.44
	3 turbines: Mar. 2006	4.5	48%	2.16
Dongying Wind Power	32 turbines: Dec. 2009	48	56%	27	Wind
Boshan Photovoltaic	May. 2016	12	80%	10	Solar
Sishui Photovoltaic	Jun. 2015	20	80%	16	Solar
Gaozhuang Photovoltaic	May. 2016	20	80%	16	Solar
Jining Co-generation Photovoltaic		20	80%	16	Solar
Henan Province
Qinbei Power Plant Phase I	Unit I: Nov. 2004	2 x 600	60%	720	Coal
	Unit II: Dec. 2004
Phase II	Unit III: Nov. 2007	2 x 600	60%	720	Coal
	Unit IV: Nov. 2007
Phase III	Unit V: Mar. 2012	2 x 1000	60%	1,200	Coal
	Unit VI: Feb. 2013
Zhongyuan CCGT	Unit I: Aug. 2007	2 x 390	90%	702	Coal
	Unit II: Jan. 2008
Luoyang Co-generation Power Plant	Unit I: May. 2015	2 x 350	80%	560	Coal
	Unit II: Jun. 2015
Luoyang Yangguang Power Plant	Unit I: Jun. 2006	2 x 135	80%	216	Coal
	Unit II: Oct. 2006
Mianchi Co-generation	Unit I: Dec. 2016	2 x 350	60%	420	Coal
	Unit II: Dec. 2016
Guoji Wind Power	16 turbines: Dec 2016	32	90%	28.8	Wind
Jiangsu Province

Plant or Expansion	Actual In-service Date	Current Installed Capacity	Ownership	Attributable Capacity	Type of Fuel
(Names as defined below)		(MW)%		MW

Nantong Power Plant Phase I	Unit I: Sep. 1989	2 x 352	100%	704	Coal
	Unit II: Mar. 1990
Phase II	Unit III: Jul. 1999	2 x 350	100%	700	Coal
	Unit IV: Oct. 1999
Nanjing Power Plant	Unit I: Mar. 1994	2 x 320	100%	640	Coal
	Unit II: Oct. 1994
Taicang Power Plant Phase I	Unit I: Dec. 1999	2 x 320	75%	480	Coal
	Unit II: Apr. 2000
Phase II	Unit III: Jan. 2006	2 x 630	75%	945	Coal
	Unit IV: Feb. 2006
Huaiyin Power Plant Phase II	Unit III: Jan. 2005	2 x 330	63.64%	420	Coal
	Unit IV: Mar. 2005
Phase III	Unit V: May 2006	2 x 330	63.64%	420	Coal
	Unit VI: Sep. 2006
Jinling Power Plant CCGT	Unit I: Dec. 2006	2 x 390	60%	468	Gas
	Unit II: Mar. 2007
CCGT	Unit I: April 2013	2 x 126.7	51%	195.1	Gas
Cogeneration	Unit II: May 2013	2 x 64.6
Jinling Coal-Fired	Unit III: Dec. 2009	2 x 1,030	60%	1,236	Coal
	Unit IV: Aug. 2012
Suzhou Co-generation	Unit I: Aug. 2006	2 x 60	53.45%	64.14	Coal
	Unit II: Oct. 2006
Nanjing Chemical Industry Park Co-generation	Unit I: Apr. 2016	50	70%	35	Coal
	Unit II: Dec. 2016	50	70%	35
Qidong Wind Power Phase I	61 turbines: Mar. 2009	91.5	65%	59.5	Wind
Phase II	25 turbines: Jan. 2011	50	65%	32.5	Wind
	22 turbines: Jun. 2012	44	65%	28.6	Wind
Rudong Wind Power	24 turbines: Nov. 2013	48	90%	43.2	Wind
Tongshan Wind Power	25 turbines: Mar. 2016	50	70%	35	Wind
Luhe Wind Power	25 turbines: Dec. 2016	50	100%	50	Wind
Rudong Offshore Wind Power		12 x 4.2	70%	35.3	Wind
Shanghai Municipality
Shidongkou I	Unit I: Feb. 1988	4 x 325	100%	1,300	Coal
	Unit II: Dec. 1988
	Unit III: Sep. 1989
	Unit IV: May 1990
Shidongkou II	Unit I: Jun. 1992	2 x 600	100%	1,200	Coal
	Unit II: Dec. 1992
Shidongkou Power	Unit I: Oct. 2011	2 x 660	50%	660	Coal
	Unit II: Oct. 2011
Shanghai CCGT	Unit I: May 2006	3 x 390	70%	819	Gas
	Unit II: Jun. 2006
	Unit III: Jul. 2006
Chongqing Municipality
Luohuang Power Plant Phase I	Unit I: Sep. 1991	2 x 360	60%	432	Coal
	Unit II: Feb. 1992
Phase II	Unit III: Dec. 1998	2 x 360	60%	432	Coal
	Unit IV: Dec. 1998
Phase III	Unit V: Dec. 2006	2 x 600	60%	720	Coal

Plant or Expansion		Actual In-service Date	Current Installed Capacity	Ownership	Attributable Capacity	Type of Fuel
(Names as defined below)			(MW)%		MW

		Unit VI: Jan. 2007
Liangjiang CCGT		Unit I: Oct. 2014	2 x 467	90%	840.6	Gas
		Unit II: Dec. 2014
Zhejiang Province
Changxing Power Plant		Unit I: Dec. 2014	2 x 660	100%	1320	Coal
		Unit II: Dec. 2014
Yuhuan Power Plant	Phase I	Unit I: Nov. 2006	2 x 1,000	100%	2,000	Coal
		Unit II: Dec. 2006
	Phase II	Unit III: Nov. 2007	2 x 1,000	100%	2,000	Coal
		Unit IV: Nov. 2007
Tongxiang CCGT		Unit I: Sep. 2014	1 x 258.4	95%	245.48	Gas
		Unit II: Sep. 2014	1 x 200	95%	190	Gas
Changxing Photovoltaic		Dec. 2014	5	100%	5	Solar
		Mar. 2015	5	100%	5	Solar
Changxing Hongqiao Photovoltaic		Sep. 2016	30	100%	30	Solar
Hunan Province
Yueyang Power Plant	Phase I	Unit I: Sep. 1991	2 x 362.5	55%	398.75	Coal
		Unit II: Dec. 1991
	Phase II	Unit III: Mar. 2006	2 x 300	55%	330	Coal
		Unite IV: May 2006
	Phase III	Unit V: Jan. 2011	2 x 600	55%	660	Coal
		Unit VI: Aug. 2012
Xiangqi Hydropower		Unit I: Dec. 2011	4 x 20	100%	80	Hydro
		Unit II: May 2012
		Unit III: Jul. 2012
		Unit IV: Aug. 2012
Subaoding Wind Power		40 turbines: Dec. 2014	80	100%	80	Wind
		35 turbines: May. 2015	70	100%	70	Wind
Guidong Wind Power		42 turbines: Aug. 2015	48	100%	48	Wind
		18 turbines: Sep. 2015	36	100%	36	Wind
Hubei Province
Enshi Maweigou Hydropower		Dec. 2011	3 x 5	100%	15	Hydro
		Dec. 2015	2 x 20	100%	40	Hydro
Dalongtan Hydropower		Unit I: May 2006	3 x 12	97%	34.92	Hydro
		Unit II: Aug. 2005	1 x 1.6	97%	1.55	Hydro
		Unit III: Mar. 2006
Wuhan Power Plant	Phase I	Unit I: Jun. 1993	2 x 300	75%	450	Coal
		Unit II: Jan. 1994
	Phase II	Unit III: May 1997	2 x 330	75%	495	Coal
		Unite IV: Dec. 1997
	Phase III	Unit V: Oct. 2006	2 x 600	75%	900	Coal
		Unit VI: Dec. 2006
Jingmen Co-generation		Unit I: Nov. 2014	2 x 350	100%	700	Coal
		Unit II: Oct. 2014
Yingcheng Co-generation		Unit II: Jan. 2015	1 x 350	100%	350	Coal
		Unit I: Jun. 2016	1 x 50	100%	50	Coal
Jieshan Wind Power	Phase I	24 turbines: Jun. 2015	48	100%	48	Wind
	Phase II	36 turbines: Aug. 2016	72	100%	72	Wind
Jiangxi Province

Plant or Expansion		Actual In-service Date	Current Installed Capacity	Ownership	Attributable Capacity	Type of Fuel
(Names as defined below)			(MW)%		MW

Jinggangshan Power Plant	Phase I	Unit I: Dec. 2000	2 x 300	100%	600	Coal
		Unit II: Aug. 2001
	Phase II	Unit III: Nov. 2009	2 x 660	100%	1,320	Coal
		Unit IV: Dec. 2009
Jianggongling Wind Power		24 turbines: Dec. 2014	48	100%	48	Wind
Ruijin Power Plant		Unit I: May 2008	2 x 350	100%	700	Coal
		Unit II: Aug. 2008
Anyuan Power Plant		Unit I: Jun. 2015	2 x 660	100%	1,320	Coal
		Unit II: Aug. 2015
Hushazui Wind Power		13 turbines: Dec. 2016	26	100%	26	Wind
Anhui Province
Chaohu Power Plant		Unit I: May 2008	2 x 600	60%	720	Coal
		Unit II: Aug. 2008
Hualiangting Hydropower	Phase I	Unit I: Oct. 1981	2 x 10	100%	20	Hydro
		Unit II: Nov. 1981
	Phase II	Unit III: Nov. 1987	2 x 10	100%	20	Hydro
		Unit IV: Nov. 1987
Huaining Wind Power		25 turbines: Jun. 2016	50	100%	50	Wind
Fujian Province
Fuzhou Power Plant	Phase I	Unit I: Sep. 1988	2 x 350	100%	700	Coal
		Unit II: Dec. 1988
	Phase II	Unit III: Oct. 1999	2 x 350	100%	700	Coal
		Unit IV: Oct. 1999
	Phase III	Unit V: Jul. 2010	2 x 660	100%	660	Coal
Guangdong Province
Shantou Power Plant	Phase I	Unit VI: Oct. 2011	2 x 300	100%	600	Coal
		Unit I: Jan. 1997
		Unit II: Jan. 1997
	Phase II	Unit III: Oct. 2005	1 x 600	100%	600	Coal
Haimen		Unit I: Jul. 2009	2 x 1,036	100%	2,072	Coal
		Unit II: Oct. 2009
Haimen Power		Unit I: Mar. 2013	2 x 1,036	80%	1,657.6	Coal
		Unit II: Mar. 2013
Shantou Photovoltaic		Sep. 2016	17	100%	17	Solar
Yunnan Province
Diandong Energy	Phase I	Unit I: Feb. 2006	2 x 600	100%	1,200	Coal
		Unit II: Jul. 2006
	Phase II	Unit III: Nov. 2006	2 x 600	100%	1,200	Coal
		Unit IV: May 2007
Yuwang Energy	Phase I	Unit I: Jul. 2009	2 x 600	100%	1,200	Coal
		Unit II: Feb. 2010
Fuyuan Wenbishan Wind Power		20 turbines: Dec. 2014	40	100%	40	Wind
Fuyuan Yibasan Wind Power		24 turbines: Dec. 2014	48	100%	48	Wind
Fuyuan Shengjing Wind Power		20 turbines: Jun. 2016	48	100%	48	Wind
Hainan Province
Haikou Power Plant		Unit IV: May 2000	2 x 138	91.8%	253.368	Coal
		Unit V: May 1999
		Unit VIII: Apr. 2006	2 x 330	91.8%	605.88	Coal
		Unit IX: May 2007

Plant or Expansion		Actual In-service Date	Current Installed Capacity	Ownership	Attributable Capacity	Type of Fuel
(Names as defined below)			(MW)%		MW

Dongfang Power Plant	Phase I	Unit I: Jun. 2009	2 x 350	91.8%	642.6	Coal
		Unit II: Dec. 2009
	Phase II	Unit III: May 2012	2 x 350	91.8%	642.6	Coal
		Unit IV: Dec. 2012
Nanshan Co-generation		Unit I: Apr. 1995	2 x 50	91.8%	91.8	Gas
		Unit II: Apr. 1995
		Unit III: Oct. 2003	2 x 16	91.8%	29.370	Gas
		Unit IV: Oct. 2003
Gezhen Hydropower		Unit I: Nov. 2009	2 x 40	91.8%	73.40	Hydro
		Unit II: Nov. 2009
		Unit III: Dec. 2009	2 x 1	91.8%	1.836	Hydro
		Unit IV: Dec. 2009
Wenchang Wind Power		34 turbines: Jan. 2009	51.5	91.8%	47.277	Wind
Dongfang Photovoltaic		Jul. 2016	12	91.8%	11.016	Solar
Guizhou Province
Panxian Wind Power		12 turbines: Dec. 2015	24	100%	24	Wind
Singapore		Unit I: Mar. 1999	1 x 600	100%	600	Oil
Tuas Power		Unit III: Nov. 2001	4 x 367.5	100%	1,470	Gas
		Unit IV: Jan. 2002
		Unit V: Feb. 2005
		Unit VI: Sep. 2005
		Unit VII: Dec. 2013	405.9	100%	405.9	Gas
TMUC	Phase I	Feb. 2013	1 x 101	100%	101	Coal & biomass
	Phase IIA	Jun. 2014	1 x 32.5	100%	32.5	Coal & biomass
The following table presents the availability factors and the capacity factors of our coal-fired operating power plants in China for the years ended December 31, 2014, 2015 and 2016.

Coal-fired Power Plant	Availability factor (%)			Capacity factor (%)
	2014	2015	2016	2014	2015	2016
Liaoning Province
Dalian	97.76	92.95	99.86	54.13	49.04	49.91
Dandong	95.89	93.34	97.4	52.14	49.74	47.49
Yingkou	94.16	100	100	49.64	48.86	48.70
Yingkou Co-generation	100	100	100	52.63	53.35	43.55

Coal-fired Power Plant	Availability factor (%)			Capacity factor (%)
	2014	2015	2016	2014	2015	2016
Hebei Province
Shang’an	98.15	95.50	93.18	63.52	66.74	57.50
Gansu Province
Pingliang	94.63	88.83	96.3	51.85	27.76	39.77
Beijing Municipality
Beijing	94.48	85.60	92.79	54.79	53.01	45.89
Tianjin Municipality
Yangliuqing	93.9	95.02	96.78	62.95	54.02	53.38
Shanxi Province
Yushe	92.53	93.18	94.77	61.22	53.32	53.01
Zuoquan	92.93	90.93	87.61	50.88	47.71	46.68
Shandong Province
Dezhou	97.01	97.01	93.96	64.46	60.83	57.97
Jining	92.03	92.03	91.35	55.56	57.58	59.22
Weihai	95.87	97.04	93.47	65.83	64.03	65.83
Xindian	87.15	89.12	90.10	62.83	60.08	63.07
Rizhao II	91.27	92.22	94.08	64.23	66.91	66.34
Zhanhua Co-generation	95.63	94.33	97.32	57.92	51.98	55.27
Henan Province
Qinbei	92.85	97.18	96.69	50.92	46.22	55.06
Luoyang Cogeneration Power Plant	-	-	92.71	-	-	46.20
Luoyang Yangguang Power Plant	-	-	100	-	-	67.70
Mianchi Co-generation	-	-	100	-	-	59.04
Jiangsu Province
Nantong	90.6	91.41	91.37	55.67	50.15	52.99
Nanjing	94.45	93.54	96.92	62.52	47.59	57.24
Taicang	99.99	94.39	99.84	65.2	60.57	71.16
Huaiyin	91.4	91.40	89.66	58.26	50.28	48.04
Jinling Coal-fired	88.66	89.82	93.85	64.1	64.99	70.19
Suzhou Co-generation	94.27	98.42	96.41	76.71	75.10	74.35
Shanghai Municipality
Shidongkou I	98.53	95.43	99.86	52.96	44.44	43.53
Shidongkou II	90.15	92.57	92.81	50.71	51.15	55.07
Zhejiang Province
Changxing	93.9	97.69	96.5	29.82	47.03	49.18
Yuhuan	95.45	95.53	93.64	63.22	55.43	55.58
Chongqing Municipality
Luohuang	94.84	94.44	95.58	48.21	42.23	35.16
Hunan Province
Yueyang	99.97	98.94	99.71	39.27	35.04	33.56
Hubei Province
Wuhan Power	92.17	95.36	94.54	53.06	46.53	46.84
Jingmen Thermal Power	100	98.09	97.86	34.28	26.80	41.39
Yingcheng Thermal Power	-	100	90.80	-	33.52	44.30

Coal-fired Power Plant	Availability factor (%)			Capacity factor (%)
	2014	2015	2016	2014	2015	2016
Jiangxi Province
Jinggangshan	95.03	92.92	92.19	50.5	53.47	49.55
Ruijin Power	-	-	92.43	-	-	49.77
Pingxiang	-	-	88.6	-	-	55.29
Anhui Province
Chaohu Power	95.03	95.50	86.29	50.5	55.62	56.42
Fujian Province
Fuzhou	94.53	91.62	99.98	58.66	45.72	36.05
Guangdong Province
Shantou	96.55	98.42	97.91	50.75	43.29	43.39
Haimen	96.99	96.53	94.41	53.09	45.98	38.88
Yunnan Province
Diandong	94.92	98.68	98.82	28.32	19.00	15.73
Yuwang	95.36	96.79	100	34.88	15.07	2.54
Hainan Province
Haikou	95.36	96.02	91.15	34.88	87.47	60.46
Dongfang	94.92	92.73	94.33	28.32	74.05	60.23
___________________
The details of our operating power plants, construction projects and related projects as of March 31, 2017 are described below.

Power Plants in Heilongjiang Province
Xinhua Power Plant
Huaneng Xinhua Power Plant ("Xinhua Power Plant") is located in the city of Daqing in Heilongjiang Province. Xinhua Power Plant, including Phase I and Phase II, has an installed capacity of 530 MW and consists of one 200 MW coal-fired generating unit and one 330 MW coal-fired generating unit and which commenced operations in 1979 and 2005 respectively. We hold 70% equity interest in Xinhua Power Plant.

The coal supply for Xinhua Power Plant is mainly obtained from Inner Mongolia Autonomous Region. Xinhua Power Plant typically stores 120,000 tons of coal on site. Xinhua Power Plant obtained 93.1% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Xinhua Power Plant in 2016 was RMB269.07 (2015: RMB291.78) per ton.
Xinhua Power Plant sells its electricity to Heilongjiang Electric Power Company.
Hegang Power Plant
Huaneng Hegang Power Plant ("Hegang Power Plant") is located in the city of Hegang in Heilongjiang Province. Hegang Power Plant, including Phases I to III, has an installed capacity of 1,200 MW and consists of two 300 MW coal-fired generating unit and one 600 MW coal-fired generating unit and which commenced operations in 1998, 1999 and 2007 respectively. We hold 64% equity interest in Xinhua Power Plant.
The coal supply for Hegang Power Plant is mainly obtained from the city of Hegang. Hegang Power Plant typically stores 120,000 tons of coal on site. Hegang Power Plant obtained 62.5% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Hegang Power Plant in 2016 was RMB317.73 (2015: RMB310.49) per ton.
Hegang Power Plant sells its electricity to Heilongjiang Electric Power Company.
Daqing Co-generation
Huaneng Daqing Co-generation Power Plant ("Daqing Co-generation") is located in the city of Daqing in Heilongjiang Province. Daqing Co-generation, including Phase I and Phase II, has an installed capacity of 700 MW and consists of two 350 MW coal-fired generating units which commenced operations in 2003. We hold 100% equity interest in Daqing Co-generation.
The coal supply for Daqing Co-generation is mainly obtained from Inner Mongolia Autonomous Region. Daqing Co-generation typically stores 80,000 tons of coal on site. Daqing Co-generation obtained 88.9% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Daqing Co-generation in 2016 was RMB263.84 (2015: RMB288.24) per ton.
Daqing Co-generation sells its electricity to Heilongjiang Electric Power Company.
Yichun Co-generation
Huaneng Yichun Co-generation Power Plant ("Yichun Co-generation") is located in the city of Yichun in Heilongjiang Province. Yichun Co-generation, including Phase I and Phase II, has an installed capacity of 700 MW and consists of two 350 MW coal-fired generating units which commenced operations in 2015. We hold 100% equity interest in Yichun Co-generation.
The coal supply for Yichun Co-generation is mainly obtained from the city of Hegang. Daqing Co-generation typically stores 80,000 tons of coal on site. Yichun Co-generation obtained 93.3% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Yichun Co-generation in 2016 was RMB334.03 (2015: RMB334.78) per ton.
Yichun Co-generation sells its electricity to Heilongjiang Electric Power Company.
Sanjiangkou Wind Power
Huaneng Shanjiangkou Wind Power Plant ("Sanjiangkou Jiangsheng Wind Power") is located in the city of Jiamusi in Heilongjiang Province. The installed capacity of Sanjiangkou Wind Power Plant is 99 MW and consists of 66 turbines. It commenced operation in February 2010. We hold 82.85% equity interest in Sanjiangkou Wind Power Plant.

Sanjiangkou Wind Power sells its electricity to Heilongjiang Electric Power Company.
Linjiang Jiangsheng Wind Power
Linjiang Jiangsheng Wind Power Plant ("Linjiang Jiangsheng Wind Power") is located in the city of Jiamusi in Heilongjiang Province. The installed capacity of Linjiang Jiangsheng Wind Power Plant is 99 MW and consists of 66 turbines. It commenced operation in October 2015. We hold 82.85% equity interest in Linjiang Jiangsheng Wind Power Plant.
Linjiang Jiangsheng Wind Power sells its electricity to Heilongjiang Electric Power Company.
Daqing Heping Aobao Wind Power
Daqing Heping Aobao Wind Power Plant ("Daqing Heping Aobao Wind Power") is located in the city of Jiamusi in Heilongjiang Province. Phase I of the Daqing Heping Aobao Wind Power commenced operation in December 2011, with an installed capacity of 96 MW, consisting of 32 wind power turbines of 3 MW each. Phase II of the Daqing Heping Aobao Wind Power commenced operation in May 2012, with an installed capacity of 96 MW, consisting of 32 wind power turbines of 3 MW each. Phase III of the Daqing Heping Aobao Wind Power commenced operation in December, with an installed capacity of 96 MW, consisting of 32 wind power turbines of 3 MW each. We hold 100% of the equity interest in Daqing Heping Aobao Wind Power.
Daqing Heping Aobao Wind Power sells its electricity to Heilongjiang Electric Power Company.
Power Plants in Jilin Province
Jiutai Power Plant
Huaneng Jiutai Power Plant ("Jiutai Power Plant") is located in the city of Changchun in Jilin Province. Jiutai Power Plant, including Phase I and Phase II, has an installed capacity of 1,340 MW and consists of two 670 MW coal-fired generating units which commenced operations in 2009. We hold 100% equity interest in Jiutai Power Plant.
The coal supply for Jiutai Power Plant is mainly obtained from Inner Mongolia Autonomous Region. Jiutai Power Plant typically stores 120,000 tons of coal on site. Jiutai Power Plant obtained 63% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Jiutai Power Plant in 2016 was RMB260.52 (2015: RMB282.47) per ton.
Jiutai Power Plant sells its electricity to Jilin Electric Power Company.
Changchun Co-generation
Huaneng Changchun Co-generation Power Plant ("Changchun Co-generation") is located in the city of Changchun in Jilin Province. Changchun Co-generation, including Phase I and Phase II, has an installed capacity of 700 MW and consists of two 350 MW coal-fired generating units which commenced operations in 2009. We hold 100% equity interest in Changchun Co-generation.
The coal supply for Changchun Co-generation is mainly obtained from Inner Mongolia Autonomous Region. Changchun Co-generation typically stores 160,000 tons of coal on site. Changchun Co-generation obtained 88% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Changchun Co-generation in 2016 was RMB288.58 (2015: RMB299.64) per ton.
Changchun Co-generation sells its electricity to Jilin Electric Power Company.
Nongan Biomass

Huaneng Nongan Biomass Power Plant ("Nongan Biomass") is located in the city of Changchun in Jilin Province. The installed capacity of Nongan Biomass is 25 MW and consists of one 25 MW generating unit, which commenced operation in December 2011. We hold 100% equity interest in Nongan Biomass.
Nongan Biomass also uses coal to meet part of its fuel needs. Nongan Biomass typically stores 40,000 tons of coal on site. The average coal purchase price for Nongan Biomass in 2016 was RMB286.16 (2015: RMB292.82) per ton.
Nongan Biomass sells its electricity to Jilin Electric Power Company.
Linjiang Jubao Hydropower
Huaneng Linjiang Jubao Hydropower Station ("Linjiang Jubao Hydropower") is located in the city of Baishan of Jilin Province. Linjiang Jubao Hydropower consists of four 20 MW hydraulic generating units with a total installed capacity of 80 MW. In December 2011, Unit I of Linjiang Jubao Hydropower with an installed capacity of 20 MW passed a trial run. Unit I and Unit II of Linjiang Jubao Hydropower with an installed capacity of 20 MW each commenced operation in December 2011 and May 2012, respectively. Unit III and Unit IV of Linjiang Jubao Hydropower with an installed capacity of 20 MW commenced operation in May and August 2012, respectively. We hold 100% equity interest in Linjiang Jubao Hydropower.
Zhenlai Wind Power
Huaneng Zhenlai Mali Wind Power Plant ("Zhenlai Wind Power") is located in the city of Baicheng in Jilin Province. Phase I of the Zhenlai Wind Power commenced operation in June 2009, with an installed capacity of 49.5 MW, consisting of 33 wind power turbines of 1.5 MW each. Phase II of the Zhenlai Wind Power commenced operation in December 2011, with an installed capacity of 49.5 MW, consisting of 33 wind power turbines of 1.5 MW each. We hold 100% of the equity interest in Zhenlai Wind Power.
Zhenlai Wind Power sells its electricity to Jilin Electric Power Company.
Siping Wind Power
Huaneng Siping Wind Power Plant ("Siping Wind Power") is located in the city of Siping in Jilin Province. Phase I of the Siping Wind Power commenced operation in October 2010, with an installed capacity of 75 MW, consisting of 50 wind power turbines of 1.5 MW each. Phase II of the Siping Wind Power commenced operation in November 2010, with an installed capacity of 50 MW, consisting of 25 wind power turbines of 2 MW each. Phase III of the Siping Wind Power commenced operation in December 2010, with an installed capacity of 75 MW, consisting of 50 wind power turbines of 1.5 MW each. We hold 100% of the equity interest in Siping Wind Power.
Siping Wind Power sells its electricity to Jilin Electric Power Company.
Tongyu Tuanjie Wind Power
Huaneng Jilin Tongyu Tuanjie Wind Power Plant ("Tongyu Tuanjie Wind Power") is located in the city of Baicheng in Jilin Province. Tongyu Tuanjie Wind Power commenced operation in December 2015, with an installed capacity of 148 MW, consisting of 74 wind power turbines of 2 MW each. We hold 100% of the equity interest in Tongyu Tuanjie Wind Power.
Tongyu Tuanjie Wind Power sells its electricity to Jilin Electric Power Company.
Power Plants in Liaoning Province
Dalian Power Plant

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
In 2016, Dalian Power Plant obtained 98% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Dalian Power Plant in 2016 was RMB461.63 (2015: RMB417.54) per ton.
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
In 2016, Dandong Power Plant obtained 25% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Dandong Power Plant in 2016 was RMB417.25 (2015: RMB396.52) per ton.
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
The coal supply for Yingkou Power Plant is mainly obtained from Shanxi Province. Yingkou Power Plant typically stores 400,000 tons of coal on site. In 2016, Yingkou Power Plant obtained 35% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Yingkou Power Plant in 2016 was RMB453.18 (2015: RMB427.85) per ton.
Yingkou Power Plant sells its electricity to Liaoning Electric Power Company.
Yingkou Co-generation

Huaneng Yingkou Co-generation Power Plant ("Yingkou Co-generation") is located in Yingkou City in Liaoning Province. Yingkou Co¬-generation Power Plant has an installed capacity of 660 MW and consists of two 330 MW generating units which commenced operation in December 2009. We hold 100% equity interest in Yingkou Co-generation Power Plant.
The coal supply for Yingkou Co-generation Power Plant is mainly obtained from Inner Mongolia Autonomous Region. Yingkou Co-generation Power Plant typically stores 140,000 tons of coal on site. In 2016, Yingkou Co-generation Power Plant obtained 100% of its total consumption of coal from annual contracts. The average coal purchase price for Yingkou Co-generation Power Plant in 2016 was RMB327.68 (2015: RMB384.98) per ton.
Yingkou Co-generation Power Plant sells its electricity to Liaoning Electric Power Company.
Wafangdian Wind Power
Dalian Wafangdian Wind Power Plant ("Wafangdian Wind Power") is located in Dalian City in Liaoning Province. The installed capacity of phase I of Wafangdian Wind Power Plant is 48 MW and consists of 24 turbines. It commenced operation in June 2011. We hold 100% equity interest in Wafangdian Wind Power Plant.
Wafangdian Wind Power sells its electricity to Liaoning Electric Power Company.
Suzihe Hydropower
Liaoning Suzihe Hydropower Plant ("Suzihe Hydropower") is located in Liaoning Province. The installed capacity of Suzihe Hydropower Plant is 37.5 MW and consists of three 12.5 MW generating units. Unit I (12.5 MW) of Suzihe Hydropower commenced operation in August 2012. We hold 100% equity interest in Suzihe Hydropower.
Changtu Wind Power
Huaneng Liaoning Changtu Wind Power Plant ("Changtu Wind Power") is located in Liaoning Province. Phase I of the Changtu Wind Power commenced operation in November 2012, with an installed capacity of 49.5 MW, consisting of 33 wind power turbines of 1.5 MW each. Phase II of the Changtu Wind Power commenced operation in October 2014 , with an installed capacity of 48 MW, consisting of 24 wind power turbines of 2 MW each. We hold 100% of the equity interest in Changtu Wind Power.
Dandong Photovoltaic
Dandong 10 MW Photovoltaic Power Plant ("Dandong Photovoltaic") is located in Liaoning Province. Dandong Photovoltaic commenced operation in May 2016, with an installed capacity of 10 MW. We hold 100% of the equity interest in Dandong Photovoltaic.
Dandong Photovoltaic sells its electricity to Liaoning Electric Power Company.
Yingkou Co-generation Photovoltaic
Yingkou Co-generation 10 MW Photovoltaic Power Plant ("Yingkou Co-generation Photovoltaic") is located in Liaoning Province. Yingkou Co-generation Photovoltaic commenced operation in June 2016, with an installed capacity of 10 MW. We hold 100% of the equity interest in Yingkou Co-generation Photovoltaic.
Yingkou Co-generation Photovoltaic sells its electricity to Liaoning Electric Power Company.
Construction Project in Liaoning Province
 Yingkou Xianrendao Co-generation Power Project. In December 2013, the project of Yingkou Xianrendao Co-generation Power Plant was approved by the Development and Reform Commission of Liaoning Province. We

hold 100% equity interest in this project. The project is planned to have two sets of high temperature back-pressure turbo-generating units of 50 MW each. The first set commenced operation in March 2017.
Dalian Second Cogeneration Power Plant project. In October 2014, the project of Dalian Number 2 Power Plant was approved by the Development and Reform Commission of Liaoning Province. We hold 100% equity interest in this project. The project is planned to have two sets of high temperature back-pressure turbo-generating units of 50 MW each.
Power Plant in Inner Mongolia Autonomous Region
Huade Wind Power
Huaneng Huade Wind Power Plant ("Huade Wind Power") is located in Huade, Inner Mongolia Autonomous Region. Phase I of Huade Wind Power has an installed capacity of 49.5 MW and consists of 33 wind power turbines which commenced operation in 2009. Phase II of Huade Wind Power has an installed capacity of 49.5 MW and consists of 33 wind power turbines which commenced operation in June 2011. We hold 100% equity interest in Huade Wind Power Plant.
Huade Wind Power sells its electricity to Inner Mongolia Power (Group) Co., Ltd.
Power Plants in Hebei Province
Shang'an Power Plant
Huaneng Shang'an Power Plant ("Shang'an Power Plant") is located on the outskirts of Shijiazhuang. Shang'an Power Plant has been developed in three separate expansion phases. The Shang'an Power Plant Phase I has an installed capacity of 700 MW and consists of two 350 MW coal-fired generating units which commenced operations in 1990. Shang'an Power Plant Phase II shares with the Shang'an Power Plant Phase I certain facilities, such as coal storage facilities and effluence pipes, which have been built to accommodate the requirements of plant expansions. The Shang'an Power Plant Phase II utilizes two 330 MW coal-fired generating units, which commenced operation in 1997. The Shang'an Power Plant Phase III has an installed capacity of 1,200 MW and consists of two 600 MW supercritical coal-fired generating units which commenced operations in July and August 2008, respectively. Unit 5 of Shang'an Power Plant is the first 600MW supercritical air-cooling unit which commenced operation in the PRC. We hold 100% equity interest in Shang'an Power Plant.
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
In 2016, Shang'an Power Plant obtained 86% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Shang'an Power Plant in 2016 was RMB337.33 (2015: RMB319.33) per ton.
Shang'an Power Plant sells its electricity to Hebei Electric Power Company.
Kangbao Wind Power
Huaneng Kangbao Wind Power Plant ("Kangbao Wind Power") consists of 33 wind power turbines with a total installed capacity of 49.5 MW. In January 2011, the Phase I of Kangbao Wind Power with a total generation capacity of 49.5MW completed the trial run. We hold 100% equity interest in Kangbao Wind Power.
Kangbao Wind Power sells its electricity to Hebei Electric Power Company.

Kangbao Xitan Photovoltaic
Kangbao Xitan Photovoltaic ("Kangbao Xitan Photovoltaic") is located in Kangbao, Zhangjiakou, Hebei. Kangbao Xitan Photovoltaic commenced operation in June 2016, with an installed capacity of 20 MW. We hold 100% equity interest in Kangbao Xitan Photovoltaic.
Kangbao Xitan Photovoltaic sells its electricity to Hebei Electric Power Company.
Construction Project in Hebei Province
Zhuolu Dabao Wind Power.  In September 2014, the project of Zhuolu Dabao Wind Power was approved by the Development and Reform Commission of Hebei Province. We hold 100% equity interest in this project. The project is planned to have an installed capacity of 48 MW consisting of 24 wind power turbines of 2 MW each.
Power Plant in Gansu Province
Pingliang Power Plant
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
The coal supply for Pingliang Power Plant is obtained from local coal mines. Pingliang Power Plant typically stores 230,000 tons of coal on site. In 2016, Pingliang Power Plant obtained 82% of its coal supplies from annual contracts and the remainder from the open market. The average coal purchase price for Pingliang Power Plant in 2016 was RMB270.81 (2015: RMB256.44) per ton.
Pingliang Power Plant sells its electricity to Gansu Electric Power Company.
Jiuquan Wind Power
Jiuquan Wind Power Plant ("Jiuquan Wind Power") consists of 234 wind power turbines of 1.5 MW each and 25 wind power turbines of 2 MW each. In December 2011, all the wind power plants completed the trial run. We hold 100% equity interest in Jiuquan Wind Power.
Jiuquan Wind Power sells its electricity to Gansu Electric Power Company.
Jiuquan II Wind Power
Jiuquan II Wind Power Plant ("Jiuquan II Wind Power") is located in Gansu Province. Zone A of this plant commenced operation in December 2014, with an installed capacity of 200 MW in operating, consisting of 100 wind power turbines of 2 MW each. Zone B of this plant commenced operation in June 2015, with an installed capacity of 200 MW in operating, consisting of 100 wind power turbines of 2 MW each. We hold 100% equity interest in Jiuquan II Wind Power.
Jiuquan II Wind Power sells its electricity to Gansu Electric Power Company.
Yumen Wind Power

Yumen Wind Power Plant ("Yumen Wind Power") is located in Gansu Province. This plant commenced operation in June 2015, with an installed capacity of 148.5 MW, consisting of 67 wind power turbines of 1.5 MW each and 24 wind power turbines of 2 MW each. We hold 100% equity interest in Yumen Wind Power.
Yumen Wind Power sells its electricity to Gansu Electric Power Company.
Yigang Wind Power
Yigang Wind Power ("Yigang Wind Power") is located in Gansu Province. This plant commenced operation in December 2015, with an installed capacity of 192 MW, consisting of 96 wind power turbines of 2 MW each. We hold 100% equity interest in Yigang Wind Power.
Yigang Wind Power sells its electricity to Gansu Electric Power Company.
Power Plant in Beijing Municipality
Beijing Co-generation
Huaneng Beijing Co-generation Power Plant ("Beijing Co-generation") is located in Beijing Municipality. Beijing Co-generation has an installed capacity of 845 MW and consists of two 165 MW generating units, two 220 MW generating units and one 75 MW generating units which commenced operation in January 1998, December 1998, June 1999 and April 2004, respectively. We hold 41% equity interest in Beijing Co-generation and believe we exercise effective control over Beijing Co-generation.
The coal supply for Beijing Co-generation is mainly obtained from Inner Mongolia Autonomous Region. Beijing Co-generation typically stores 165,000 tons of coal on site. In 2016, Beijing Co-generation obtained 100% of its total consumption of coal from annual contracts. The average coal purchase price for Beijing Co-generation in 2016 was RMB434.53 (2015: RMB422.39) per ton.
Beijing Co-generation sells its electricity to Beijing Electric Power Company.
Beijing Co-generation CCGT
Beijing Co-generation CCGT consists of one set of "two on one" F-grade gas and steam combined cycle generating units with a power generation capacity of 923.4 MW, heat supply capacity of 650 MW and heat supply area of approximately 13,000,000 square meters. High-standard denitrification, noise reduction, water treatment and other environmental protection facilities were constructed concurrently. In December 2011, Beijing Co-generation CCGT completed its trial run. Beijing Co-generation CCGT sells its electricity to North China Electric Company.
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
Construction Project in Beijing Municipality
Beijing Co-generation Phase III Project.  In March 2015, the project of Beijing Co-generation Phase III was approved by the Development and Reform Commission of Beijing Municipality. We hold 41% equity interest in this project. The project is planned to have two sets of F-grade gas-steam combined-cycle generators with total capacity of 998 MW.
Power Plant in Tianjin Municipality
Yangliuqing Co-generation

Tianjin Huaneng Yangliuqing Co-generation Power Plant ("Yangliuqing Co-generation") is located in Tianjin Municipality. Yangliuqing Co-generation has an installed capacity of 1,200 MW and consists of four 300 MW coal-fired co-generation units which commenced operation in December 1998, September 1999, December 2006 and May 2007, respectively. We hold 55% equity interest in Yangliuqing Co-generation.
The coal supply for Yangliuqing Co-generationis mainly obtained from Shanxi Province and Inner Mongolia Autonomous Region. Yangliuqing Co-generation typically stores 300,000 tons of coal on site. In 2016, Yangliuqing Co-generation obtained 62% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Yangliuqing Co-generation in 2016 was RMB404.07 (2015: RMB369.26) per ton.
Yangliuqing Co-generation sells its electricity to Tianjin Electric Company.
Lingang Co-generation CCGT
Lingang Co-generation CCGT is located in Tianjin Municipality. The first set of generating units of Lingang Co-generation CCGT commenced operation in December 2014, with an installed capacity of 463 KW. We hold 100% equity interest in the Lingang Co-generation CCGT. The gas supply for Lingang Co-generation CCGT is transported through the pipeline of "Shaanxi-Gansu-Ningxia Transport Project."
Lingang Co-generation CCGT sells its electricity to Tianjin Electric Company.
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
The coal supply for Yushe Power Plant is obtained from several coal producers located mostly in Shanxi Province. Yushe Power Plant typically stores 500,000 tons of coal on site. In 2016, Yushe Power Plant obtained approximately 17% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Yushe Power Plant in 2016 was RMB252.95 (2015: RMB194.96) per ton.
Yushe Power Plant sells its electricity to Shanxi Electric Power Company.
Zuoquan Power Plant
Shanxi Huaneng Zuoquan Power Plant ("Zuoquan Power Plant") is located in Zuoquan County of Shanxi Province. Zuoquan Power Plant has an installed capacity of 1,346 MW and consists of two 673 MW coal-fired generating units which commenced operations in December 2011 and January 2012, respectively. We hold 80% equity interest in Zuoquan Power Plant.
Zuoquan Power Plant typically stores 200,000 tons of coal on site. In 2016, Zuoquan Power Plant obtained approximately 3% of its total consumption of coal from annual contracts and the remainders from the open market. The average coal purchase price for Zuoquan Power Plant in 2016 was RMB266.31 (2015: RMB256.99) per ton.
Zuoquan Power Plant sells its electricity to Shanxi Electric Power Company.
Dongshan Combined Cycle Gas Turbine Power Plant

Dongshan Combined Cycle Gas Turbine Power Project ("Dongshan CCGT") is located at Taiyuan City of Shanxi Province. Dongshan CCGT commenced operation in October 2015 with an installed capacity of 859 KW, consisting of one 2×F Class gas-steam combined cycle co-generating unit. We hold 100% equity interest in the plant.
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
Dezhou Power Plant is approximately 200 km from Taiyuan, Shanxi Province, the source of the plant's coal supply. The plant is located on the Taiyuan-Shijiazhuang-Dezhou rail line, giving it access to transportation facilities for coal. Dezhou Power Plant typically stores 400,000 tons of coal on site. In 2016, Dezhou Power Plant obtained approximately 61% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Dezhou Power Plant in 2016 was RMB387.99 (2015: RMB370.37) per ton. The plant is connected to the main trunk rail line at Dezhou by a dedicated 3.5 km spur line owned by us.
Dezhou Power Plant sells its electricity to State Grid Shandong Electric Power Company.
Jining Power Plant
Huaneng Jining Power Plant ("Jining Power Plant") is located in Jining City, near the Jining load center and near numerous coal mines. Yanzhou coal mine, which is adjacent to the plant, alone has annual production of approximately 20 million tons. Jining Power Plant typically stores 100,000 tons of coal on site.
Jining Power Plant currently consists of two coal-fired generating units, with an aggregate installed capacity of 270 MW. In addition, Jining Power Plant (Co-generation) has an installed capacity of 700 MW and consists of two 350 MW generating units which commenced operation in November and December 2009, respectively. We hold 100% equity interest in Jining Power Plant.
In 2016, Jining Power Plant obtained approximately 44% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Jining Power Plant in 2016 was RMB428.63 (2015: RMB370.51) per ton.
Jining Power Plant sells its electricity to State Grid Shandong Electric Power Company.
Xindian Power Plant
Huaneng Xindian Power Plant ("Xindian Power Plant") is located in Zibo City of Shandong Province. Xindian Power Plant has an installed capacity of 450 MW and consists of two 225 MW coal-fired generating units which commenced operations in December 2001 and January 2002, respectively, and were shut down in September 2009. Xindian Power Plant Phase III consists of two 300 MW generating units with a total installed capacity of 600 MW, which were put into operation in September and November 2006, respectively. We hold 95% equity interest in Xindian Power Plant Phase III.
The coal supply for Xindian Power Plant is obtained from several coal producers located mostly in Shanxi Province. Xindian Power Plant typically stores 250,000 tons of coal on site. In 2016, Xindian Power Plant obtained

7% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Xindian Power Plant in 2016 was RMB437.49 (2015: RMB372.93) per ton.
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
Weihai Power Plant Phase I consists of two 125 MW generating units (Units I and II), and Phase II consists of two 320 MW generating units (Units III and IV). Unit I began commercial operation in May 1994 and was shut down in December 2008, and Unit II began commercial operation in January 1995 and was shut down in November 2008. Unit III and Unit IV commenced operation in March and November 1998, respectively. Each of the Units III and IV was upgraded from 300 MW to 320 MW in January 2009. Weihai Power Plant Phase III consists of two 680 MW generating units which commenced operations in December 2012. The coal supply for Weihai Power Plant is obtained from Shanxi Province and Inner Mongolia. Weihai Power Plant typically stores 160,000 tons of coal on site. In 2016, Weihai Power Plant obtained approximately 8% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Weihai Power Plant in 2016 was RMB478.06 (2015: RMB419.15) per ton.
Weihai Power Plant sells its electricity to State Grid Shandong Electric Power Company.
Rizhao Power Plant
Huaneng Rizhao Power Plant ("Rizhao Power Plant") is located in Rizhao City of Shandong Province. Rizhao Power Plant currently has an aggregate installed capacity of 2,060 MW. Rizhao Power Plant Phase I has an installed capacity of 700 MW and consists of two 350 MW coal-fired generating units which both commenced operations in April 2000. We hold 88.8% equity interests in Phase I of Rizhao Power Plant.
We hold 100% equity interest in Phase II of Rizhao Power Plant, which commenced operation in December 2008 and consists of two 680 MW supercritical coal-fired generating units. The coal supply for Phase II of Rizhao Power Plant is obtained from Shanxi Province. Phase II of Rizhao Power Plant typically stores 217,800 tons of coal on site. In 2016, Phase II of Rizhao Power Plant obtained 0% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Phase II of Rizhao Power Plant in 2016 was RMB467.33 (2015: RMB456.98) per ton.
Rizhao Power Plant sells its electricity to State Grid Shandong Electric Power Company.
Zhanhua Co-generation
Shandong Zhanhua Co-generation Limited Company ("Zhanhua Co-generation") is located in Zhanhua City of Shandong Province. Zhanhua Co-generation currently has an aggregate installed capacity of 330 MW, consisting of two generating units which commenced operations in July 2005. We hold 100% equity interest in Zhanhua Co-generation.
The coal supply for Zhanhua Co-generation is mainly obtained from Inner Mongolia Autonomous Region. Zhanhua Co-generation typically stores 90,000 tons of coal on site. In 2016, Zhanhua Co-generation obtained 6% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Zhanhua Co-generation in 2016 was RMB405.46 (2015: RMB334.29) per ton.
Zhanhua Co-generation sells its electricity to State Grid Shandong Electric Power Company.

Baiyanghe Power Plant
Huaneng Shandong Zibo Baiyanghe Power Plant ("Baiyanghe Power Plant") is located in the city of Zibo in Shandong Province. Baiyanghe Power Plant currently has an aggregate installed capacity of 890 MW. Baiyanghe Power Plant Phase I has an installed capacity of 290 MW and consists of two 145 MW coal-fired generating units which commenced operations in October 2003. Baiyanghe Power Plant Phase II has an installed capacity of 600 MW and consists of two 300 MW coal-fired generating units which commenced operations in December 2009. We hold 80% equity interests in Baiyanghe Power Plant.
The coal supply for Baiyanghe Power Plant is obtained from several coal producers located in the provinces of Shandong, Shanxi, Shaanxi and Inner Mongolia Autonomous Region. Baiyanghe Power Plant typically stores 125,300 tons of coal on site. In 2016, Baiyanghe Power Plant obtained 21.98% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Baiyanghe Power Plant in 2016 was RMB425.78 (2015: RMB362.90) per ton.
Baiyanghe Power Plant sells its electricity to State Grid Shandong Electric Power Company.
Jiaxiang Power Plant
Huaneng Jiaxiang Power Plant ("Jiaxiang Power Plant") is located in the city of Jining in Shandong Province. Jiaxiang Power Plant currently has an aggregate installed capacity of 660 MW which consists of two 330 MW coal-fired generating units which commenced operations in September 1999 and January 2003, respectively. We hold 40% equity interests in Jiaxiang Power Plant.
The coal supply for Jiaxiang Power Plant is obtained from several coal producers located in the Shandong Province. Jiaxiang Power Plant typically stores 115,300 tons of coal on site. In 2016, Jiaxiang Power Plant obtained 97.65% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Jiaxiang Power Plant in 2016 was RMB378.87 (2015: RMB348.56) per ton.
Jiaxiang Power Plant sells its electricity to State Grid Shandong Electric Power Company.
Jining Co-generation
Huaneng Jining Co-generation Power Plant ("Jining Co-generation") is located in the city of Jining in Shandong Province. Jining Co-generation currently has an aggregate installed capacity of 60 MW which consists of two 30 MW coal-fired generating units which commenced operations in April and  July 2004, respectively. We hold 40% equity interests in Jining Co-generation.
The coal supply for Jining Co-generation is obtained from several coal producers located in the Shandong Province. Jining Co-generation typically stores 10,600 tons of coal on site. In 2016, Jining Co-generation obtained 67.81% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Jining Co-generation in 2016 was RMB353.48 (2015: RMB282.30) per ton.
Jining Co-generation sells its electricity to State Grid Shandong Electric Power Company.
Qufu Co-generation
Huaneng Qufu Shengcheng Co-generation Power Plant ("Qufu Co-generation") is located in the city of Jining in Shandong Province. Qufu Co-generation currently has an aggregate installed capacity of 450 MW which consists of one 225 MW coal-fired generating unit which commenced operations in February 2009 and one 225 MW coal-fired generating unit which commenced operations in September 2009. We hold 40% equity interests in Qufu Co-generation.
The coal supply for Qufu Co-generation is obtained from several coal producers located in the Shandong Province. Qufu Co-generation typically stores 34,100 tons of coal on site. In 2016, Qufu Co-generation obtained

95.98% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Qufu Co-generation in 2016 was RMB396.87 (2015: RMB344.91) per ton.
Qufu Co-generation sells its electricity to State Grid Shandong Electric Power Company.
Huangtai Power Plant
Huaneng Jinan Huangtai Power Plant ("Huangtai Power Plant") is located in the city of Jinan in Shandong Province. Huangtai Power Plant currently has an aggregate installed capacity of 680 MW which consists of one 330 MW coal-fired generating unit which commenced operations in November 1987 and one 350 MW coal-fired generating unit which commenced operations in January 2011. We hold 72% equity interests in Huangtai Power Plant.
The coal supply for Huangtai Power Plant is obtained from several coal producers located in the provinces of Shandong, Shanxi, Shaanxi and Inner Mongolia Autonomous Region. Huangtai Power Plant typically stores 155,700 tons of coal on site. In 2016, Huangtai Power Plant obtained 33.11% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Huangtai Power Plant in 2016 was RMB416.26 (2015: RMB366.43) per ton.
Huangtai Power Plant sells its electricity to State Grid Shandong Electric Power Company.
Yantai Power Plant
Huaneng Yantai Power Plant ("Yantai Power Plant") is located in the city of Yantai in Shandong Province. Yantai Power Plant currently has an aggregate installed capacity of 590 MW which consists of one 110 MW and three 160 MW coal-fired generating units. The 110 MW unit commenced operations in April 1996, and the three 160 MW units commenced operation in October 2005, December 2005 and October 2006 respectively. We hold 80% equity interest in Yantai Power Plant.
The coal supply for Yantai Power Plant is obtained from Shanxi Province, Inner Mongolia Autonomous Region and partially imported coal. Yantai Power Plant typically stores 176,100 tons of coal on site. In 2016, Yantai Power Plant obtained 63.20% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Yantai Power Plant in 2016 was RMB456.69 (2015: RMB395.46) per ton.
Yantai Power Plant sells its electricity to State Grid Shandong Electric Power Company.
Linyi Power Plant
Huaneng Linyi Power Plant ("Linyi Power Plant") is located in the city of Linyi in Shandong Province. Linyi Power Plant currently has an aggregate installed capacity of 1,260 MW which consists of four 140 MW and two 350 MW coal-fired generating units. The 350 MW units commenced operations in December 2012 and October 2013, respectively, and the four 140 MW units commenced operation in December 1997, April 2003, September 2003 and April 2005, respectively. We hold 60% equity interest in Linyi Power Plant.
The coal supply for Linyi Power Plant is obtained from from several coal producers located in the provinces of Shandong, Shanxi, Shaanxi and Inner Mongolia Autonomous Region. Linyi Power Plant typically stores 249,000 tons of coal on site. In 2016, Linyi Power Plant obtained all of its total consumption of coal from the open market. The average coal purchase price for Linyi Power Plant in 2016 was RMB490.55 (2015: RMB416.64) per ton.
Linyi Power Plant sells its electricity to State Grid Shandong Electric Power Company.
Jining Yunhe Power Plant

Huaneng Jining Yunhe Power Plant ("Jining Yunhe Power Plant") is located in the city of Jining in Shandong Province. Jining Yunhe Power Plant currently has an aggregate installed capacity of 1,240 MW which consists of four 145 MW and two 330 MW coal-fired generating units. The 330 MW units commenced operations in March and September 2006, respectively, and the four 145 MW units commenced operation in July 2000, November 2000, September 2003 and February 2004, respectively. We hold 78.68% equity interest in Jining Yunhe Power Plant.
The coal supply for Jining Yunhe Power Plant is obtained from from several coal producers located in the Shandong Province. Jining Yunhe Power Plant typically stores 50,900 tons of coal on site. In 2016, Jining Yunhe Power Plant obtained 86.32% of its total consumption of coal from annual contracts and the remainder from the open market from the open market. The average coal purchase price for Jining Yunhe Power Plant in 2016 was RMB413.60 (2015: RMB353.08) per ton.
Jining Yunhe Power Plant sells its electricity to State Grid Shandong Electric Power Company.
Liaocheng Co-generation
Huaneng Liaocheng Co-generation Power Plant ("Liaocheng Co-generation") is located in the city of Liaocheng in Shandong Province. Liaocheng Co-generation currently has an aggregate installed capacity of 660 MW which consists of two 330 MW coal-fired generating unit which commenced operations in January and September 2006, respectively. We hold 60% equity interests in Liaocheng Co-generation.
The coal supply for Liaocheng Co-generation is obtained from several coal producers located in the provinces of Shandong, Shanxi, Shaanxi and Inner Mongolia Autonomous Region. Liaogcheng Co-generation typically stores 141,300 tons of coal on site. In 2016, Liaogcheng Co-generation obtained 14.13% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Liaogcheng Co-generation in 2016 was RMB405.01 (2015: RMB355.97) per ton.
Liaogcheng Co-generation sells its electricity to State Grid Shandong Electric Power Company.
Taian Power Plant
Huaneng Taian Zhongtai Power Plant ("Taian Power Plant") is located in the city of Taian in Shandong Province. Taian Power Plant currently has an aggregate installed capacity of 300 MW which consists of two 150 MW coal-fired generating units, which commenced operations in May and December 2007, respectively. We hold 80% equity interest in Taian Power Plant.
The coal supply for Taian Power Plant is obtained from from several coal producers located in the Shandong and Shanxi. Taian Power Plant typically stores103,600 tons of coal on site. In 2016, Taian Power Plant obtained 27.66% of its total consumption of coal from annual contracts and the remainder from the open market from the open market. The average coal purchase price for Taian Power Plant in 2016 was RMB347.60 (2015: RMB283.63) per ton.
Taian Power Plant sells its electricity to State Grid Shandong Electric Power Company.
Laiwu Power Plant
Huaneng Laiwu Power Plant ("Laiwu Power Plant") is located in the city of Laiwu in Shandong Province. Laiwu Power Plant currently has an aggregate installed capacity of 2,000 MW which consists of two 1,000 MW coal-fired generating units, which commenced operations in December 2015 and November 2016, respectively. We hold 64% equity interest in Laiwu Power Plant.
The coal supply for Laiwu Power Plant is obtained from from several coal producers located in the provinces of Shandong, Shanxi, Shaanxi and Inner Mongolia Autonomous Region. Laiwu Power Plant typically stores 246,600 tons of coal on site. In 2016, Laiwu Power Plant obtained 14.24% of its total consumption of coal from annual contracts and the remainder from the open market from the open market. The average coal purchase price for Laiwu Power Plant in 2016 was RMB460.61 (2015: RMB362.41) per ton.
Laiwu Power Plant sells its electricity to State Grid Shandong Electric Power Company.
Muping Wind Power
Muping Wind Power Plant ("Muping Wind Power") is located in the city of Yantai in Shandong Province. Muping Wind Power Plant consists of 28 wind power turbines of 1.5 MW each. We hold 80% equity interest in Muping Wind Power.
Muping Wind Power sells its electricity to State Grid Shandong Electric Power Company.
Penglai Wind Power
Huaneng Penglai Daliuhang Wind Power Plant ("Penglai Wind Power") is located in the city of Yantai in Shandong Province. Penglai Wind Power Plant consists of 48 wind power turbines of 2 MW each and 2 wind power turbines of 1.8 MW each. We hold 80% equity interest in Penglai Wind Power.
Penglai Wind Power sells its electricity to State Grid Shandong Electric Power Company.
Rushan Wind Power
Huaneng Rushan Wind Power Plant ("Rushan Wind Power") is located in the city of Weihai in Shandong Province. Rushan Wind Power Plant consists of 28 wind power turbines of 1.5 MW each. We hold 80% equity interest in Rushan Wind Power.
Rushan Wind Power sells its electricity to State Grid Shandong Electric Power Company.
Changdao Wind Power
Huaneng Changdao Wind Power Plant ("Changdao Wind Power") is located in the city of Yantai in Shandong Province. Changdao Wind Power Plant consists of 14 wind power turbines of 0.6 MW each, 11 wind power turbines of 0.75 MW each and 3 wind power turbines of 1.3 MW each. We hold 48% equity interest in Changdao Wind Power.
Changdao Wind Power sells its electricity to State Grid Shandong Electric Power Company.
Rongcheng Wind Power
Huaneng Rongcheng Wind Power Plant ("Rongcheng Wind Power") is located in the city of Weihai in Shandong Province. Rongcheng Wind Power Plant consists of 10 wind power turbines of 1.5 MW each. We hold 48% equity interest in Rongcheng Wind Power.
Rongcheng Wind Power sells its electricity to State Grid Shandong Electric Power Company.
Dongying Wind Power
Huaneng Dongying Wind Power Plant ("Dongying Wind Power") is located in the city of Dongying in Shandong Province. Dongying Wind Power Plant consists of 32 wind power turbines of 1.5 MW each. We hold 56% equity interest in Dongying Wind Power.
Dongying Wind Power sells its electricity to State Grid Shandong Electric Power Company.
Boshan Photovoltaic

Boshan Photovoltaic Power Plant ("Boshan Photovoltaic") is located in Zibo City. Boshan Photovoltaic commenced its operation in May 2016 and has an installed capacity of 12 MW. We hold 80% equity interest in Boshan Photovoltaic.
Boshan Photovoltaic sells its electricity to State Grid Shandong Electric Power Company.
Gaozhuang Photovoltaic
Gaozhuang Photovoltaic Power Plant ("Gaozhuang Photovoltaic") is located in Laiwu City. Gaozhuang Photovoltaic commenced its operation in May 2016 and has an installed capacity of 20 MW. We hold 80% equity interest in Gaozhuang Photovoltaic.
Gaozhuang Photovoltaic sells its electricity to State Grid Shandong Electric Power Company.
Jining Co-generation Photovoltaic.
Jining Co-generation Photovoltaic Project ("Jining Co-generation Photovoltaic") is located in Jining City. The project commenced its operation in February 2017 and has an installed capacity of 20 MW. We hold 80% equity interest in this project.
Jining Co-generation Photovlatic sells its electricity to State Grid Shandong Electric Power Company.
Construction Project in Shandong Province
Yantai Bajiao "Bigger units over Small Projects". In April 2014, Yantai Bajiao "Prioritizing Mega Projects over Small Projects" Power Plant project was approved by the NDRC. The project is planned to have an installed capacity of 1,340 MW, including two sets of ultra-supercritical coal-fired generating units of 670 MW each. We hold 80% equity interest in this project.
Laiwu Niuquan Photovoltaic Project. In June 2015, Laiwu Niuquan Photovoltaic Project was approved by the NDRC of Laiwu Municipality. The project is planned to have an installed capacity of 20 MW. We hold 80% equity interest in this project.
Power Plants and Projects in Henan Province
Qinbei Power Plant
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
The coal supply for Qinbei Power Plant is obtained from Shanxi Province. Qinbei Power Plant typically stores 270,000 tons of coal on site. In 2016, Qinbei Power Plant obtained 64% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Qinbei Power Plant in 2016 was RMB401.89 (2015: RMB352.53) per ton.
Qinbei Power Plant sells its electricity to Henan Electric Power Company.
Luoyang Co-generation Power Plant
Luoyang Co-generation Power Plant ("Luoyang Co-generation") is located at Luoyang City of Henan Province. The project has an installed capacity of 700 MW, consisting of two sets of 350MW coal-fired generation units, which commenced operation in May and June 2015, respectively. We hold 80% equity interest in this plant.
The coal supply for Luoyang Co-generation is obtained from Henan and Shaanxi. Luoyang Co-generation typically stores 120,000 tons of coal on site. In 2016, Luoyang Co-generation obtained 36% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Luoyang Co-generation in 2016 was RMB434.9 (2015: RMB 307.29) per ton.
Luoyang Co-generation sells its electricity to Henan Electric Power Company.
Luoyang Yangguang Power Plant

Luoyang Yangguang Power Plant ("Luoyang Yangguang") is located at Luoyang City of Henan Province. The project has an installed capacity of 270 MW, consisting of two sets of 135 MW coal-fired generation units, which commenced operation in June and October 2006, respectively. We hold 80% equity interest in this plant.

Luoyang Yangguang sells its electricity to Henan Electric Power Company.

Mianchi Co-generation
Mianchi Co-generation Power Plant ("Mianchi Co-generation") is located in Mianchi City of Henan Province. The project has an installed capacity of 700 MW, consisting of two sets of 350MW coal-fired generation units, which commenced operation in December 2016. We hold 60% equity interest in this plant.
The coal supply for Mianchi Co-generation is obtained from Yima Coal Group which has mining operations in Henan, Qinghai, Shanxi, Tibet and Inner Mongolia. Mianchi Co-generation typically stores 20,000 tons of coal on site. In 2016, Mianchi Co-generation obtained 100% of its total consumption of coal from annual contracts. The average coal purchase price for Luoyang Co-generation Power Plant in 2016 was RMB450. 00 per ton.
Mianchi Co-generation sells its electricity to Henan Electric Power Company.
Zhumadian Guoji Wind Power
Zhumadian Guoji Wind Power ("Guoji Wind Power") is located in Zhumadian City of Henan Province. The project has an installed capacity of 32 MW, consisting of sixteen 2MW wind turbines, which commenced operation in December 2016. We hold 90% equity interest in this plant.
Guoji Wind Power sells its electricity to Henan Electric Power Company.
Construction Project in Henan Province
Qinbei Photovoltaic Project. In October 2014, Qinbei Photovoltaic Project was approved by the NDRC of Jiyuan Municipality. The project is planned to have an installed capacity of 20MW. We hold 100% euiqty interest in this project.
Power Plants and Projects in Jiangsu Province
Nantong Power Plant
Huaneng Nantong Power Plant ("Nantong Power Plant") is located in Nantong City. Nantong Power Plant, including Phase I, Phase II and Phase III, has an installed capacity of 2,454 MW and consists of two 352 MW, two 350 MW and one 1,050 MW coal-fired generating units  which commenced operations in 1989, 1990 1999 and 2014. We hold 100% equity interest in Phase I and Phase II of Nantong Power Plant and 35% equity interest in Phase III of Nantong Power Plant.
The coal supply for Nantong Power Plant is obtained from several coal producers located mostly in Northern Shanxi Province. The coal is transported by rail from the mines to Qinhuangdao port and then shipped to the Nantong Power Plant. Nantong Power Plant typically stores 300,000 tons of coal on site.

In 2016, Nantong Power Plant obtained 16% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Nantong Power Plant in 2016 was RMB418.91 (2015: RMB415.40) per ton.
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
In 2016, Nanjing Power Plant obtained approximately 17% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Nanjing Power Plant in 2016 was RMB469.51 (2015: RMB440.36) per ton.
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
The coal supply for Taicang Power Plant is primarily from Shenhua in Inner Mongolia and Datong in Shanxi Province. Taicang Power Plant typically stores 350,000 tons of coal on site. In 2016, Taicang Power Plant obtained approximately 24% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Taicang Power Plant in 2016 was RMB455.26 (2015: RMB395.68) per ton.
Taicang Power Plant sells its electricity to Jiangsu Electric Power Company.
Huaiyin Power Plant
Huaneng Huaiyin Power Plant ("Huaiyin Power Plant") is located in the Center of the Northern Jiangsu Power Grid. The plant's two 220 MW coal-fired generating units commenced operation in November 1993 and August 1994, respectively. In order to reduce energy consumption and increase capacity, one generating unit of Huaiyin Power Plant was upgraded in October 2001, which increased the maximum generating capacity of that unit to 220 MW. In 2002, upgrading of the second generating unit was completed, and the actual generating capacity of Huaiyin Power Plant is 440 MW. The other two 330 MW coal-fired generating units of Huaiyin Power Plant Phase II Expansion commenced operations in January and March 2005, respectively. Huaiyin Power Plant Phase III consists of two 330 MW coal-fired generating units, and which were put into operation in May and September 2006, respectively. We hold 100% equity interest in Phase I and 63.64% equity interest in Phase II and Phase III of

Huaiyin Power Plant. Unit I and Unit II of Huaiyin Power Plant were shut down in December 2007 and January 2009, respectively.
The coal supply for the Huaiyin Power Plant is primarily from Anhui Province, Henan Province and Shanxi Province. Huaiyin Power Plant typically stores 180,000 tons of coal on site. In 2016, Huaiyin Power Plant obtained approximately 29% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Huaiyin Power Plant in 2016 was RMB460.77 (2015: RM440.49) per ton.
Huaiyin Power Plant sells its electricity to Jiangsu Electric Power Company.
Jinling Power Plant
Huaneng Nanjing Jinling Power Plant ("Jinling Power Plant") is located in Nanjing, Jiangsu. Jinling Power Plant (CCGT) consists of two 390 MW gas-fired generating units, which commenced operation in December 2006 and March 2007, respectively. We hold 60% equity interest in Jinling Power Plant (CCGT). The gas supply for Jinling Power Plant (CCGT) is transported through the pipeline of "West-East Gas Transport Project".
Jinling Power Plant (Coal-fired) consists of two 1,030 MW domestic ultra-supercritical coal-fired generating units, which commenced operation in December 2009 and August 2012, respectively. We hold 60% equity interest in Phase I and Phase II of Jinling Power Plant (Coal-fired). The coal supply for Jinling Power Plant (Coal-fired) is primarily from Shanxi Province and Inner Mongolia Autonomous Region. Jinling Power Plant (Coal-fired) typically stores 300,000 tons of coal on site. In 2016, Jinling Power Plant (Coal-fired) obtained approximately 37% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Jinling Power Plant (Coal-fired) in 2016 was RMB447.20 (2015: RMB421.31) per ton.
Jinling Power Plant sells its electricity to Jiangsu Electric Power Company.
Qidong Wind Power
Huaneng Qidong Wind Power Plant ("Qidong Wind Power") is located in Nantong City, Jiangsu. Qidong Wind Power Phase I has an installed capacity of 91.5 MW and commenced operation in March 2009. The first stage and second stage of the Phase II Project of Qidong Wind Power with a total generation capacity of 50 MW and 44 MW respectively commenced operation in January 2011 and June 2012, respectively. We hold 65% equity interest in Qidong Wind Power.
Qidong Wind Power Plant sells its electricity to Jiangsu Electric Power Company.
Jinling CCGT Co-generation
Jinling CCGT Co-generation is located in Nanjing, Jiangsu. The plant comprises of two 191 MW class (E grade) combined cycle gas turbine cogeneration units and the corresponding support facilities. The two units commenced operation in April 2013 and May 2013, respectively. We hold 51% equity interest in Jinling CCGT Co-generation. The gas supply for this plant is transported through the pipeline of "West-East Gas Transport Project".
Jinling CCGT Co-generation sells its electricity to Jiangsu Electric Power Company.
Rudong Wind Power
Rudong Wind Power Plant ("Rudong Wind Power") is located in Rudong, Jiangsu. Phase I of the plant has a total installed generation capacity of 48MW. It commenced operations in November 2013. We hold 90% equity interest in Rudong Wind Power.
Rudong Wind Power sells its electricity to Jiangsu Electric Power Company.
Tongshan Wind Power

Tongshan Wind Power Plant ("Tongshan Wind Power") is located in Tongshan, Jiangsu Province. Phase I of the plant has an installed capacity of 50 MW. It commenced operation in March 2016. We hold 70% equity interest in Tongshan Wind Power.
Tongshan Wind Power sells its electricity to Jiangsu Electric Power Company.
Suzhou Co-generation
Huaneng Suzhou Co-generation Power Plant ("Suzhou Co-generation") is located in Suzhou City in Jiangsu Province. Suzhou Co-generation has an installed capacity of 120 MW and consists of two 60 MW coal-fired generating units which commenced operation in 2006. We hold 53.45% equity interest in Suzhou Co-generation. We acquired the power plant in January, 2015 from Huaneng Group.
The coal supply for Suzhou Co-generation is obtained from Shanxi, Inner Mongolia and partially imported coal.Suzhou Co-generation typically stores 30,000 tons of coal on site. In 2016, Suzhou Co-generation obtained 24% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Suzhou Co-generation in 2016 was RMB455.26 (2015: RMB426.30) per ton.
Suzhou Co-generation sells its electricity to Jiangsu Electric Power Company.
Taicang Coal Pier Project
Suzhou Port Taicang Terminal Zone Huaneng Coal Pier ("Taicang Coal Pier Project") is located in Taicang, Suzhou. The Taicang Coal Pier Project has one berth of 100,000 dead weight tonnage ("DWT") and one berth of 50,000 DWT for coal discharging, four berths of 5,000 DWT each and six berths of 1,000 DWT each for coal loading. The above facilities have commenced trial operation in 2013. We hold 100% equity interest in this project.
Nanjing Chemical Industry Park Co-generation Power Plant
Nanjing Chemical Industry Park Co-generation Power Plant ("Nanjing Chemical Industry Park Co-Generation") is located in the city of Nanjing in Jiangsu Province. It has an installed capacity of 100MW consisting of two sets of extraction back-pressure turbines of 50 MW each, which commenced operation in April and December 2016, respectively. We hold 70% equity interest in Nanjing Chemical Industry Park Co-Generation Power Plant.
Nanjing Chemical Industry Park Co-generation typically stores 60,000 tons of coal on site. In 2016, Nanjing Co-generation obtained 85% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Nanjing Chemical Industry Park Co-generation in 2016 was RMB490.8 per ton.
Nanjing Chemical Industry Park Co-generation Power Plant sells its electricity to Jiangsu Electric Power Company.
Luhe Wind Power
Luhe Wind Power ("Luhe Wind Power") is located in Nanjing, Jiangsu. It has an installed capacity of 50 MW, consisting of 25 wind power turbines of 2 MW each, which commenced operation in December 2016. We hold 100% equity interest in Luhe Wind Power.
Luhe Wind Power sells its electricity to Jiangsu Electric Power Company.
Construction Project in Jiangsu Province
Suzhou Gas fired Co-generation Project. In October 2012, Huaneng Suzhou gas-fired Co-generation Project was approved by the Jiangsu Province Development and Reform Commission. We hold 100% equity interest in this project. The Project is planned to consist of two sets of 255MW class (E-class) combined cycle gas turbine cogeneration units.
Guanyun Co-Generation Power Project. Guanyun Co-Generation Power  Project was approved by the Development and Reform Commission of Jiangsu Province in April 2015. We hold 100% equity interest in the project. Guanyun Co-Generation Power  Project is planned to have an installed capacity of 50 MW, consisting of two sets of extraction back-pressure turbines of 25 MW each.
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
The coal supply for Shidongkou I is primarily from Shanxi Province, Anhui Province and Henan Province. Shidongkou I Power Plant typically stores 150,000 tons of coal on site. In 2016, Shidongkou I obtained 20% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Shidongkou I in 2016 was RMB318.58 (2015: RMB337.15) per ton.
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
In 2016, Shidongkou II obtained 9% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Shidongkou II in 2016 was RMB358.21 (2015: RMB386.06) per ton.
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
The coal supply for Luohuang Power Plant is obtained from Chongqing Municipality. Luohuang Power Plant typically stores 450,000 tons of coal on site. In 2016, Luohuang Power Plant obtained 87% of its coal supplies from annual contracts and the remainder from the open market. The average coal purchase price for Luohuang Power Plant in 2016 was RMB462.33 (2015: RMB432.97) per ton.
Luohuang Power Plant sells its electricity to Chongqing Municipal Electric Power Company.
Liangjiang CCGT
Liangjiang CCGT is located in Chongqing Municipality. Two generating units of this plant commenced operation in October and December 2014, respectively, with an installed capacity of 934 MW. We hold 90% equity interest in Liangjiang CCGT. The gas supply for Liangjiang CCGT is transported though pipeline of "West-East Gas Transport Project."
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
The coal supply for Yuhuan Power Plant is primarily obtained from Shanxi Province and Inner Mongolia Autonomous Region. Yuhuan Power Plant typically stores 500,000 tons of coal on site. In 2016, Yuhuan Power Plant obtained 76% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Yuhuan Power Plant in 2016 was RMB475.90 (2015: RMB474.23) per ton.
Yuhuan Power Plant sells its electricity to State Grid Zhejiang Electric Power Company.
Changxing "Replacing Small Units with Large Ones" Project
Changxing Power Plant "Replacing Small Units with Large Ones" Project ("Changxing Power Plant") is located in Changxing County of Zhejiang Province. Changxing "Replacing Small Units with Large Ones" Project commenced operation in December 2014, with an installed capacity of 1,320 MW. This is the first project of ultra-supercritical coal-fired generating units of the Company. We hold 100% equity interest in the project.
The coal supply for Changxing Power Plant is primarily obtained from Inner Mongolia,Hebei and partially imported coal. Changxing Power Plant typically stores 150,000 tons of coal on site. In 2016, Changxing Power Plant obtained 41% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Changxing Power Plant in 2016 was RMB477.36 (2015: RMB484.53) per ton.
Tongxiang CCGT
Tongxiang CCGT is located in Tongxiang City of  Zhejiang Province. The plant commenced operation in September 2014 with an installed capacity of 458.4 MW. We hold 95% equity interest in the Tongxiang CCGT. The gas supply for Tongxiang CCGT is transported through pipeline of "West-East Gas Transport Project."
Tongxiang CCGT sells its electricity to State Grid Zhejiang Electric Power Company.
Changxing Photovoltaic
Si'an 10MW Distributed Photovoltaic Power Project ("Changxing Photovoltaic") is located in Changxing County of Zhejiang Province. Part of the project commenced operation in December 2014, with an installed capacity of 5 MW. In March 2015, the rest of the project commenced operation in March 2015, with an installed capacity of 5 MW. We hold 100% equity interest in Changxing Photovoltaic.
Changxing Hongqiao Photovoltaic
Changxing Hongqiao Photovoltaic Power Project ("Changxing Hongqiao Photovoltaic") is located in Changxing Country of Zhejing Province. It commenced operation in Setpotember 2016, with an installed capacity of 30 MW. We hold 100% euiqty interest in this project.
Power Plant in Hunan Province
Yueyang Power Plant
Huaneng Yueyang Power Plant ("Yueyang Power Plant") is located in Yueyang City of Hunan Province. Yueyang Power Plant Phase I has an installed capacity of 725 MW and consists of two 362.5 MW sub-critical coal-fired generating units which commenced operation in September and December 1991 respectively. Yueyang Power Plant Phase II consists of two 300MW coal-fired generating units with installed capacity of 600 MW, which were put into operation in March and May 2006, respectively. Huaneng Yueyang Power Plant Phase III ("Yueyang Power Plant Phase III") consists of two 600 MW generating units with a total installed capacity of 1,200 MW. In January 2011 and August 2012, Unit 5 and Unit 6 of Yueyang Power Plant Phase III, two 600MW coalfired generating units, commenced operation, respectively. We hold 55% equity interest in Yueyang Power Plant.
The coal supply for Yueyang Power Plant is obtained from Datong in Shanxi Province. Yueyang Power Plant typically stores 500,000 tons of coal on site. In 2016, Yueyang Power Plant obtained 4% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Yueyang Power Plant in 2016 was RMB485.68 (2015: RMB436.55) per ton.
Yueyang Power Plant sells its electricity to State Grid Hunan Electric Power Company.
Xiangqi Hydropower
Huaneng Yongzhou Xiangqi Hydropower Station ("Xiangqi Hydropower") is located in Xiangqi County of Hunan Province. Xiangqi Hydropower consists of four 20 MW hydraulic generating units with a total installed capacity of 80 MW. In December 2011, Unit I of Xiangqi Hydropower with an installed capacity of 20 MW passed a trial run. Unit I and Unit II of Yongzhou Xiangqi Hydropower with an installed capacity of 20 MW each commenced operation in December 2011 and May 2012, respectively. Unit III and Unit IV of Xiangqi Hydropower with an installed capacity of 20 MW commenced operation in May and August 2012, respectively. We hold 100% equity interest in Xiangqi Hydropower.
Xiangqi Hydropower sells its electricity to Hunan Electric Power Company.

Subaoding Wind Power
Subaoding Wind Power ("Subaoding Wind Power") is located between Hongjiang City and Dongkou County in Hunan. Part of the Subaoding Wind Power commenced operation in December 2014, with an installed capacity of 80MW, consisting of 40 wind power turbines of 2 MW. The rest of the Subaoding Wind Power commenced operation in March 2015, with an installed capacity of 70 MW, consisting of 35 wind power turbine of 2 MW each. As of the date of this report, all of the wind power turbines have commenced operation with a total installed capacity of 150 MW. We hold 100% equity interest in the Subaoding Wind Power.
Subaoding Wind Power sells its electricity to Hunan Electric Power Company.
Guidong Wind Power
Guidong Wind Power ("Guidong Wind Power") is located at Guidong County of Hunan Province. Guidong Wind Power commenced operation in 2015, with an installed capacity of 84 MW, consisting of 42 wind power turbines of 2 MW each. We hold 100% equity interest in this plant.
Guidong Wind Power sells its electricity to Hunan Electric Power Company.
Power Plant in Hubei Province
Enshi Maweigou Hydropower
Hubei Enshi Maweigou Hydropower Station ("Enshi Maweigou Hydropower") is located in Enshi City of Hubei Province. We entered into an equity transfer agreement to acquire Enshi Maweigou Hydropower on September 30, 2011. Enshi Maweigou Hydropower consists of three 5 MW hydraulic generating units and two 20 MW hydraulic generating units with a total installed capacity of 55 MW. We hold 100% equity interest in Enshi Maweigou Hydropower.
Enshi Maweigou Hydropower sells its electricity to Hubei Electric Power Company.
Wuhan Power Plant
Huaneng Wuhan Power Plant ("Wuhan Power Plant") is located in Wuhan City in Hubei Province. Wuhan Power Plant has an installed capacity of 2,460 MW and consists of two 300 MW coal-fired generating units which commenced operation in 1993 and 1994, two 330 MW coal-fired generating units which commenced operation in 1997, and two 600 MW coal-fired generating units which commenced operation in 2006. We hold 75% equity interest in Wuhan Power Plant. We acquired the power plant in January, 2015 from Huaneng Group.
Wuhan Power Plant sells its electricity to Hubei Electric Power Company.
Dalongtan Hydropower
Huaneng Dalongtan Hydropower Station ("Dalongtan Hydropower") is located in Enshi City of Hubei Province. Dalongtan Hydropower has an installed capacity of 37.6 MW. We hold 97% equity interest in Dalongtan Hydropower. We acquired the power plant in January, 2015 from Huaneng Group.
Dalongtan Hydropower sells its electricity to Hubei Electric Power Company.
Jingmen Co-generation
Huaneng Jingmen Co-generation Power Plant ("Jingmen Co-generation" or "Jingmen Thermal Power") is located in Jingmen City in Hubei Province. Jingmen Co-generation has an installed capacity of 700 MW and consists of two 350 MW coal-fired generating units which commenced operation in 2014. We hold 100% equity interest in Jingmen Co-generation. We acquired the power plant in January, 2015 from HIPDC.

The coal supply for Jingmen Co-generation is obtained from Shaanxi and Gansu. Jingmen Co-generation typically stores 90,000 tons of coal on site. In 2016, Jingmen Co-generation obtained 69% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Jingmen Co-generation in 2016 was RMB464.31 (2015: RMB399.46) per ton.
Jingmen Co-generation sells its electricity to Hubei Electric Power Company.
Yingcheng Co-generation
Huaneng Yingcheng Co-generation Power Plant ("Yingcheng Co-generation") is located in Yingcheng City in Hubei Province. Unit II of Yingcheng Co-generation has an installed capacity of 350 MW which commenced operation in January 2015. Unit I of Yingcheng Co-generation has an installed capacity of 50 MW, which commenced operation in June 2016. We hold 100% equity interest in Yingcheng Co-generation. We acquired the power plant in January, 2015 from HIPDC.
The coal supply for Yingcheng Co-generation is obtained from Shanxi and Shaanxi.Yingcheng Co-generation typically stores 50,000 tons of coal on site. In 2016, Yingcheng Co-generation obtained 100% of its total consumption of coal from the open market. The average coal purchase price for Yingcheng Co-generation in 2016 was RMB632.52 (2015: RMB516.10) per ton.
Yingcheng Co-generation sells its electricity to Hubei Electric Power Company.
Jieshan Wind Power
Jieshan Wind Power Plant ("Jieshan Wind Power") is located at Suixian County of Hubei Province. The Phase I of Jieshan Wind Power commenced operation in June 2015, with an installed capacity of 48 MW, consisting of 24 wind power turbines of 2 MW. Phase II of Jieshan Wind Power commenced operation in August 2016, with an installed capacity of 72 MW, consisting of 36 wind power turbines of 2 MW. We hold 100% equity interest in the Jieshan Wind Power.
Jieshan Wind Power sells its electricity to Hubei Electric Power Company.
Power Plant in Jiangxi Province
Jinggangshan Power Plant
Huaneng Jinggangshan Power Plant ("Jinggangshan Power Plant") is located in Ji'an City of Jiangxi Province. Jinggangshan Power Plant has an installed capacity of 1,920 MW and consists of two 300 MW coal-fired generating units which commenced operation in December 2000 and August 2001 respectively, and two 660 MW generating units which commenced operation in November and December 2009, respectively. We hold 100% equity interest in Jinggangshan Power Plant.
The coal supply for Jinggangshan Power Plant is obtained from Henan Province, Anhui Province and Jiangxi Province. Jinggangshan Power Plant typically stores 255,000 tons of coal on site. In 2016, Jinggangshan Power Plant obtained 29% of its total coal consumption from annual contracts and the remainder from the open market. The average coal purchase price for Jinggangshan Power Plant in 2016 was RMB544.48 (2015: RMB532.70) per ton.
Jinggangshan Power Plant sells its electricity to Jiangxi Electric Power Company.
Jianggongling Wind Power
Jianggongling Wind Power Plant ("Jiangongling Wind Power") is located in Jiujiang Municipality of Jiangxi Province. Jianggongling Wind Power commenced operation in December 2014 (Phase I), with an installed capacity of

48 MW, consisting of 24 wind power turbine of 2 MW, and in December 206 (Phase II), with an installed capacity of 26 MW, consisting of 13 wind power turbines of 2 MW. We hold 100% equity interest in the Jianggongling Wind Power.
Ruijin Power Plant
Huaneng Ruijin Power Plant ("Ruijin Power Plant") is located in Ruijin City in Jiangxi Province. Ruijin Power Plant has an installed capacity of 700 MW and consists of two 350 MW coal-fired generating units which commenced operation in 2008. We hold 100% equity interest in Ruijin Power Plant. We acquired the power plant in January, 2015 from HIPDC.
The coal supply for Ruijin Power Plant is obtained from Shanxi, Shaanxi, and partially imported coal. Ruijin Power Plant typically stores 110,000 tons of coal on site. In 2016, Ruijin Power Plant obtained 6% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Ruijin Power Plant  in 2016 was RMB509.45 (2015: RMB555.52) per ton.
Ruijin Power Plant sells its electricity to Jiangxi Electric Power Company.
Anyuan Power Plant
Anyuan Power Plant "Replacing Small Units with Large Ones" Project ("Anyuan Power Plant") is located at Pingxiang City of Jiangxi Province. The plant has a total installed capacityof 1,320 MW, consisting of two ultra supercritical units with second reheat cycle of 660 MW each. Anyuan Power Plant is the first project equipped with 660MW ultra supercritical unit with second reheat cycle. We acquired 100% equity interest of the power plant in January 2015.
The coal supply for Anyuan Power Plant is obtained from Gansu and Shanxi. Ruijin Power Plant typically stores 130,000 tons of coal on site. In 2016, Anyuan Power Plant obtained 25% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Ruijin Power Plant  in 2016 was RMB546.5 (2015: RMB460.08) per ton.
Anyuan Power Plant sells its electricity to Jiangxi Electric Power Company.
Construction Project in Jiangxi Province
Linghuashan Wind Power Project Phase I. The project of Linghuashan Wind Power was approved by the Energy Administration of Jiangxi Province. We hold 100% equity interest of the project. The project is planned to have an installed capacity of 48 MW, consisting of 24 wind power turbines of 2 MW.
Power Plant in Anhui Province
Chaohu Power Plant
Huaneng Chaohu Power Plant (" Chaohu Power Plant") is located in Chaohu City in Anhui Province. Chaohu Power Plant has an installed capacity of 1,200 MW and consists of two 600 MW coal-fired generating units which commenced operation in 2008. We hold 60% equity interest in Chaohu Power Plant. We acquired the power plant in January, 2015 from HIPDC.

The coal supply for Chaohu Power Plant is obtained from Shandong and Gansu. Chaohu Power Plant typically stores 110,000 tons of coal on site. In 2016, Chaohu Power Plant obtained 77% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Chaohu Power Plant  in 2016 was RMB479.8 (2015: RMB440.56) per ton.
Chaohu Power Plant sells its electricity to Anhui Electric Power Company.
Hualiangting Hydropower
Huaneng Hualiangting Hydropower Plant ("Hualiangting Hydropower") is located in Anqing City in Anhui Province. Hualiangting Hydropower has an installed capacity of 40 MW which commenced operation in 1981 and 1987. We hold 100% equity interest in Hualiangting Hydropower. We acquired the power plant in January, 2015 from Huaneng Group.
Hualiangting Hydropower sells its electricity to Anhui Electric Power Company.
Huaining Shijing Wind Power
Shijing Wind Power Plant in Huaining Country ("Huaining Wind Power") is located in Huaining Country, Anhui Province. Huaining Wind Power has a total installed capacity of 50 MW, consisting of 25 turbines of 2MW each, which commenced operation in June 2016. We hold 100% equity interest of the plant.
Huaining Wind Power sells its electricity to Anhui Electric Power Company.
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
In 2016, the Fuzhou Power Plant obtained 13% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Fuzhou Power Plant in 2016 was RMB394.11 (2015: RMB431.36) per ton.
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
In 2016, the Shantou Power Plant obtained 16% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Shantou Power Plant in 2016 was RMB444.61 (2015: RMB430.14) per ton.
Shantou Power Plant sells its electricity to Guangdong Electric Power Company.
Haimen Power Plant
Huaneng Haimen Power Plant is located in Shantou City, Guangdong Province. Haimen Power Plant has an installed capacity of 4,144 MW and consists of four 1,036 MW generating units. The first two generating units ("Haimen") commenced operation in July 2009 and October 2009, respectively. We hold 100% equity interest in the first two generating units. The other two generation units commenced operation at the beginning of 2013 ("Haimen Power"). We hold 80% equity interest in the other two generating units.
The coal supply for Haimen Power Plant is mainly imported from Indonesia. Haimen Power Plant typically stores 400,000 tons of coal on site. In 2016, Haimen Power Plant obtained 100% of its total consumption of coal from the open market. The average coal purchase price for Haimen Power Plant in 2016 was RMB476.75 (2015: RMB498.17) per ton.
Haimen Power Plant sells its electricity to Guangdong Electric Power Company.
Shantou Photovoltaic

Shantou Power Plant 17 MW Photovoltaic Power Plant ("Shantou Photovoltaic") is located in Shantou City, Guangdong Province.  It has an installed capacity of 17 MW, which commenced operation in September 2016. We hold 100% equity interest in the Project.
Shantou Photovoltaic sells its electricity to Guangdong Electric Power Company.
Power Plants in Yunnan Province
Diandong Energy
Yunnan Diandong Energy Limited Company ("Diandong Energy") is located in Qujing City, Yunnan Province. Diandong Energy has an installed capacity of 2,400 MW and consists of four 600 MW generating units which commenced operation in February 2006, July 2006, November 2006 and May 2007, respectively. We hold 100% equity interest in Diandong Energy.
The coal supply for Diandong Energy is mainly obtained from Yunnan and Guizhou Provinces. Diandong Energy typically stores 1,200,000 tons of coal on site. In 2016, Diandong Energy obtained 20% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Diandong Energy in 2016 was RMB342.39 (2015: RMB371.25) per ton.
Diandong Energy sells its electricity to Yunnan Electric Power Company.
Yuwang Energy
Yunnan Diandong Yuwang Energy Limited Company ("Yuwang Energy") is located in Qujing City, Yunnan Province. Yuwang Energy has an installed capacity of 1,200 MW and consists of two 600 MW generating units which commenced operation in July 2009 and February 2010, respectively. We hold 100% equity interest in Yuwang Energy.
The coal supply for Yuwang Energy is mainly obtained from Yunnan and Guizhou Provinces. Yuwang Energy typically stores 600,000 tons of coal on site. In 2016, Yuwang Energy obtained 100% of its total consumption of coal from the open market. The average coal purchase price of coal for Yuwang Energy in 2016 was RMB380.58 (2015: RMB341.80) per ton.
Yuwang Energy sells its electricity to Yunnan Electric Power Company.
Fuyuan Wind Power
Fuyuan Wind Power Plant ("Fuyuan Wind Power") is located in the Fuyuan County of Qujing Municipality of Yunnan Province. Fuyuan Wind Power consists of Wenbishan Wind Power, which commenced operation in November 2014 with 20 wind power turbines of 2 MW each, Yibasan Wind Power, which commenced operation in 2014 with 24 wind power turbines of 2 MW each, and Shengjing Wind Power, which commenced operation in December 2016 with 24 wind power turbines of 2 MW each. We hold 100% equity interest in Fuyuan Wind Power.

Fuyuan Wind Power sells its electricity to Yunnan Electric Power Company.
Construction Project in Yunnan Province
Fuyuan Wind Power also has new wind projects under construction, with installed capacity of 48 MW, consisting of 24 wind power turbines of 2 MW each. We hold 100% equity interest in the project.
Power Plants in Hainan Province
Haikou Power Plant
Huaneng Haikou Power Plant ("Haikou Power Plant") is located in Haikou City in Hainan Province. Haikou Power Plant has an installed capacity of 936 MW and consists of two 138 MW coal-fired generating units which commenced operation in 1999, 2000, and two 330 MW coal-fired generating units which commenced operation in 2006. We hold 91.8% equity interest in Haikou Power Plant. We acquired the power plant in January, 2015 from Huaneng Group.
The coal supply for Haikou Power Plant  is mainly obtained from Inner Mongolia, Shanxi, and partially imported coal. Haikou Power Plant typically stores 120,000 tons of coal on site. In 2016, Haikou Power Plant obtained 19% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price of coal for Haikou Power Plant in 2016 was RMB393.68 (2015: RMB428.82) per ton.
Haikou Power Plant sells its electricity to Hainan Electric Power Company.
Dongfang Power Plant
Huaneng Dongfang Power Plant ("Dongfang Power Plant") is located in Dongfang City in Hainan Province. Dongfang Power Plant has an installed capacity of 1,400 MW and consists of four 350 MW coal-fired generating units which commenced operation in 2009, 2012. We hold 91.8% equity interest in Dongfang Power Plant. We acquired the power plant in January, 2015 from Huaneng Group.
The coal supply for Dongfang Power Plant  is mainly obtained from Shanxi and partially imported coal. Dongfang Power Plant typically stores 160,000 tons of coal on site. In 2016, Dongfang Power Plant obtained 8% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price of coal for Dongfang Power Plant in 2016 was RMB385.97 (2015: RMB431.69) per ton.
Dongfang Power Plant sells its electricity to Hainan Electric Power Company.
Nanshan Co-generation
Huaneng Nanshan Co-generation Power Plant ("Nanshan Co-generation") is located in Sanya City in Hainan Province. Nanshan Co-generation has an installed capacity of 132 MW which commenced operation in 2003. We hold 91.8% equity interest in Nanshan Co-generation. We acquired the power plant in January 2015 from Huaneng Group.
Nanshan Co-generation sells its electricity to Hainan Electric Power Company.
Gezhen Hydropower Plant

Huaneng Gezhen Hydropower Plant ("Gezhen Hydropower Plant") is located in Dongfang City in Hainan Province. Gezhen Hydropower Plant has an installed capacity of 82 MW which commenced operation in 2009. We hold 91.8% equity interest in Gezhen Hydropower Plant. We acquired the power plant in January, 2015 from Huaneng Group.
Gezhen Hydropower Plant sells its electricity to Hainan Electric Power Company.
Wenchang Wind Power
Huaneng Wenchang Wind Power Plant ("Wenchang Wind Power") is located in Wenchang City in Hainan Province. Wenchang Wind Power has an installed capacity of 51.5 MW and consists of 33 turbines with each capacity of 1.5 MW which commenced operation in 2008, and one turbine with capacity of 2 MW which commenced operation in 2015. We hold 91.8% equity interest in Wenchang Wind Power. We acquired the power plant in January, 2015 from Huaneng Group.
Wenchang Wind Power sells its electricity to Hainan Electric Power Company.
Dongfang Photovoltaic
Dongfang Photovoltaic Power Plant ("Dongfang Photovoltaic") is located in Dongfang City in Hainan Province. Dongfang Photovoltaic has an installed capacity of 12 MW which commenced operation in July 2016. We hold 91.8% equity interest in Dongfang Power Plant.
Dongfang Photovoltaic sells its electricity to Hainan Electric Power Company.
Construction Project in Guangxi Province
Distribution Energy Project of Guilin World Tourism City. Distribution Energy Project of Guilin World Tourism City was approved by the Development and Reform Commission of Guangxi Autonomous. We hold 100% equity interest in the project. The project consists of four co-generating units of 42 MW, three dual pressure waste-heat boilers, three condensing turbo-generating units of 21 MW and one back-pressure turbo- generating unit of 6 MW.
Power Plant in Guizhou
Panxian Wind Power
Panxian Wind Power ("Panxian Wind Power") is located at Panxian county of Guizhou Province. It commenced operation in December 2015, with an installed capacity of 24 MW, consisting of 12 wind power turbine of 2 MW each. We hold 100 % equity interest in Panxian Wind Power.
Panxian Wind Power sells its electricity to Guizhou Electric Power Company.
Construction Project in Guizhou Province
Panxian Dapashan Wind Power Project. Panxian Dapashan Wind Power Project was approved by the Energy Administraion of Guizhou Province. We hold 100 % equity interest in the project. The project is planned to have an installed capacity of 48 MW, consists of 24 turbines of 2 MW each. 12 turbines are operational and 12 turbines are currently under construction.
Panxian Jiaoziding Wind Power Project. Panxian Jiaoziding Wind Power Project was approved by the Energy Administraion of Guizhou Province. We hold 100 % equity interest in the project. The project is planned to have an installed capacity of 48 MW, consists of 24 turbines of 2 MW each.

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
Supply of coal is procured from coal producers in Indonesia via two long-term coal supply contracts with 10 years and 15 years term respectively. Supply of gas is obtained from Pavilion Gas Pte Ltd, Sembcorp Gas Pte Ltd and Shell Gas Marketing Pte Ltd (formally known as BG Singapore Gas Marketing Pte Ltd).BG Singapore Gas Marketing Pte Ltd.  Oil supply, if required, is obtained through the spot market.
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
In 2008, with the purpose of improving energy usage efficiency, the government implemented an electricity-optimized dispatch policy in Henan Province, Sichuan Province, Jiangsu Province, Guangdong Province and Guizhou Province on a pilot basis, and plans to roll out to others if the trial operation is successful. In addition, as of December 31, 2014, in all regions in which we operate power plants, the government's power administrative departments make power generation plan policies with the aim to improve the planned utilization hours of the environment-protecting and energy-saving units. In 2015, the NDRC and China Energy Administration jointly issued the Guidelines on Improving Electric Power Operations and Deepening Clean Energy Generation, which confirms a system that aims to ensure the full-priced acquisitions of renewable energy and ensure that the hours of usage for high-efficiency energy-saving generators be significantly higher than that for coal-fired generators. And the Guidelines also demands within a certain time period an increase of the hours of usage for coal-fired generators, of which the emission level is close to or reaches the cap level of gas turbine.

In 2016, China National Energy Administration issued Guidelines on Improving Clean Energy Consumption and Distribution in Northern China, Notice on Issuing the Measures for the Administration of the Guaranteed Buyout of Electricity Generated by Renewable Energy Resources, Pilot Program of Local Clean Energy Consumption and Distribution in Gansu, Inner Mongolia and Jilin, and Provisionary Measures for Priority Dispatch of Renewable Peaking Power Generation Units, which require an improvement on clean energy consumption and distribution.  For the purposes of enhancing the dispatch priority of energy that is produced with high-efficient and low emission, China National Energy Adminstration also requested for comments in connection with the proposed Measures for the Administration of the Guaranteed Buyout of Electricity Generated by Nuclear Power, Guildance on High-efficiency, Low Emission Energy, Guildelines on Prioritizing Utilization and Dispatching and the Announcement on the Orderly Reform on Power Generation and Consumption Planning.
Competition and Dispatch in Singapore
Following the introduction of LNG into Singapore, new players as well as incumbents have invested in new gas-fired generating capacities to compete in the Singapore electricity market. Tuas Power competes in the NEMS using its portfolio of gas-fired, coal-biomass fired and oil-fired generating units. It was able to maintain a market share of approximately 21.5% in the NEMS for 2016. Its major competitors include Senoko Energy (formerly Senoko Power) which is owned by a Japanese/French consortium led by Marubeni Group, YTL PowerSeraya that is owned by YTL Group of Malaysia, SembCorp Cogen and Keppel Merlimau Cogen and PacificLight Power Pte Ltd. A new entrant, Tuaspring, entered the market in 2015. Tuas Power's investment in its new combined cycle will allow it to maintain its leadership position in Singapore's power industry.
In the NEMS, power generation companies compete to generate and sell electricity every half-hour by offering their capacity (specifying price/quantity pairs). The EMC, the operator of Singapore's wholesale electricity market, determines the least-cost dispatch quantities and the corresponding market-clearing or spot prices based on the offers made by power generation companies. The spot prices in the NEMS reflect the least-cost market solution for the dispatch of energy and provision of operating reserves. In general, this means that each power generation company that submitted an offer below the spot price will be dispatched, and a power generation company that submitted an offer above the spot price will not be dispatched. The spot price that a power generation company receives is a nodal price, which may vary according to their location on the network to reflect the cost of transmission losses or network constraints.
Environmental Regulation
We are subject to the PRC Environmental Protection Law, the regulations of the State Council issued thereunder, the PRC Law on the Prevention and Treatment of Water Pollution, the PRC Law on the Prevention and Treatment of Air Pollution, the Emission Standard of Air Pollutants for Thermal Power Plants thereunder and the PRC Law on Ocean Environment Protection (collectively the "National Environmental Laws") and the environmental rules promulgated by the Local Governments in whose jurisdictions our various power plants are located (the "Local Environmental Rules"). According to the National Environmental Laws, the State Environmental Protection Bureau sets national environmental protection standards and local environmental protection bureaus may set stricter local standards. Enterprises are required to comply with the stricter of the two standards.
At present, new projects are subject to the environmental evaluation approval. The project proposal is required to be submitted to the Ministry of Environmental Protection of PRC for approval.
Effective July 1, 2003, all power plants in China became subject to the pollutant discharge levy system, pursuant to which discharge fees are levied based on the actual amount of pollutants discharged. As a result, all of our power plants are now required to pay discharge fees in such manner. Since 2008, certain provinces have raised the rates of waste disposal fees. In 2014, 2015 and 2016, we paid to the local governments total discharge fees of approximately  RMB387 million, RMB311 million and RMB372 million, respectively.
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
In September 2013, the State Council issued the Air Pollution Prevention Action Plan (the "Plan"), setting forth stricter requirements for air pollution prevention and control. Local government departments have released local rules and regulations under the Plan, some of which require higher emission standards than the national ones. Carbon emission trading has been conducted in certain regions on a trial basis and could be gradually introduced to an expanded market in the future. On July 1, 2014, the new pollutants emission standards for thermal power plants and the dust emission standards in key regions will also come into effect.  In September 2014, the NDRC, the Ministry of Environmental Protection and China National Energy Administration jointly issued the 2014-2020 Action Plan for Energy Saving, Emission Reduction and Renovation of Coal-fired Generation Units, imposing more strict requirements for efficient and clean development of coal-fired generating plants. In December 2016, the State Council issued the Comprehensive Work Plan for Conserving Energy and Reducing Emissions for the 13th Five-Year, puting forward new goals and requirements for energy saving and emission reduction.
In order to meet with the requirements of the New Emission Standards, we have installed flue gas desulphurization ("FGD") facilities and denitrification facilities with all of our newly constructed generating units. We have also carried out sulfur disposal reform on the existing generating units. As of the end of 2012, we have installed and operated desulphurization facilities on all our existing coal-fired generating units.  By the end of 2014, all coal-fired generating units of the Company have been renovated to include denetrification facilities.
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
Environmental Regulation in Singapore
Tuas Power's generation operations are subject to Singapore's Environmental Protection and Management Act and Environmental Public Health Act. The former sets out requirements pertaining to control of pollution and management of hazardous substance while the latter focuses mainly on proper waste management.
Tuas Power Station
To address the environmental concerns and regulatory requirements, Tuas Power Station has put in place an environmental management system. All generating units are equipped with pollution control facilities. Stage I steam plant burn low sulfur content fuel oil and employ an electro-precipitator to control sulfur dioxide and particulate emissions. Stage II combined-cycle plants burn natural gas and are fitted with low-nitrogen oxide burners to control nitrogen oxide emissions. Source emission tests are conducted annually by National Environment Agency (NEA) accredited contractors and the results are submitted to NEA Pollution Control Department.

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
Hazardous substances which have potential to cause environmental pollution are controlled within the power plant compound. A hazardous substance permit, issued by the Pollution Control Department, is required to store the hazardous substances in the premises. Our personnel who handle these chemicals are properly trained and our storage facility for hazardous substances are specifically designed to prevent and mitigate the likelihood and impact of any abnormal releases. Regular audits are conducted to ensure these hazardous substances are managed properly and the findings and recommendations for improvements are reported to the Pollution Control Department.
TMUC
TMUC utilizes an efficient cogeneration process where up to 80% of the useful energy from the plant is used to produce steam for industrial customers and the remaining energy is converted to electricity for internal use and transmission to the national grid. In 2016, the energy split between heat and power is 45% and 55% respectively, and the overall plant efficiency averaged at 59%.
The TMUC plant is designed to comply with stringent environmental standards set by the local authority. TMUC adopts the circulating fluidized bed boiler technology that enables use of high percentage of carbon neutral biomass (palm kernel shell and woodchips) co-fired with clean coal (low sulphur and low ash) to reduce carbon footprint significantly to the same level as oil-fired plant and with lower sulphur and nitrogen oxides emission. High efficiency bag filters are installed to ensure low particulates emission.
Coal, biomass and ash handling, transfer and storage systems at TMUC are fully enclosed to prevent any fugitive dust during unloading, storage and handling operation. Coal and ash are stored in silo while biomass is stored in enclosed warehouse.
Fly ash and bed ash generated from the CFB boilers are fully recycled and processed for use as value-added construction materials.
Oily wastewater and coal/ash washing wastewater are treated prior to discharge. Online monitoring of oil-in-water and suspended solids (through turbidity meter) are carried out for oily wastewater and coal/ash washing wastewater respectively to prevent accidental discharge.  Chemical/regeneration wastewater is neutralized prior to discharge. Online monitoring of pH is conducted to prevent accidental discharge. Stop-gates are strategically installed at drain to prevent poor quality effluent/water from entering the sea.
Insurance
We currently maintain property all-risks insurance and machinery-breakdown insurance for all of our power plants, and construction all-risks insurance or erection all-risks insurance for all of our newly built and expansion projects as well as large-scaled upgrading projects. Our current insurance coverage on our property, plant and equipment (including construction all-risk insurance) is mainly maintained with Yongcheng Property and Casualty Insurance Company, and co-insured by PICC Property and Casualty Company Ltd. and China Pacific Property Insurance Co., Ltd., which amounted to approximately RMB412.93 billion. In 2016, we renewed the liabilities insurance for our directors and officers with coverage of US$10 million.

We do not maintain any third-party liability insurance to cover claims in respect of bodily injury or property or environment damage arising from accidents on our property or relating to our operation other than the third-party additional risk insurance included in construction all-risk insurance or erection all-risk insurance. We do not usually carry business interruption insurance either, which is not customarily carried by power companies in the PRC. We believe that our insurance coverage is adequate and is standard for the power industry in China. Please refer to the section entitled "Risk factors – Risks relating to our business and the PRC's power industry – Operation of power plants involves many risks and we may not have enough insurance to cover the economic losses if any of our power plant's ordinary operation is interrupted."
Tuas Power purchases key insurance policies, such as industrial all-risks insurance (including business interruption insurance coverage), public and products liability insurance, directors' and officers' liability insurance, pollution legal liability insurance and marine cargo insurance. Total insured value under the industrial all-risks insurance is US$4.5 billion for 2017.
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
Since its incorporation, the Company has continued to expand its operational scale. The Company has been a leader in its industry in terms of competitiveness, resource utilization efficiency and environmental protection. The Company is Asia's largest listed power producer and China's most dynamic power generator. Its power generation operations are widely located with coverage in the Northeast China Grid, the Northern China Grid, the Northwest China Grid, the Eastern China Grid, the Central China Grid, the Southern China Grid, and the overseas market in Singapore.
Looking back in 2016, with strong support from its shareholders and the employees, the Company made active and concerted efforts to respond to the changes in power, coal and capital markets by expanding overseas market share, improving marketing analysis and enhancing internal management with focuses on key operations, thorough planning and sound internal control. These efforts have contributed to the growth of the Company in various aspects in 2016. Throughout 2016, the Company maintained its leading position in major technological and economic indicators and utilization hours through safe production and active marketing activities. Its fuel management was strengthened and financial costs were effectively controlled. Marked improvement was noticeable in the Company's growth because of its active power generation reorganizing efforts. The Company has also made new developments in energy saving, ultra-low emission and technological renovation, diligently fulfilling its social responsibilities as a reliable provider of sufficient, stable and environmentally-friendly power to the society.
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
2016
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
An impairment loss in respect of goodwill is not reversed. Except for goodwill, all impaired non-financial assets are subject to review for possible reversal of impairment at each reporting date. A reversal of an impairment loss is limited to the asset's carrying amount that would have been determined had no impairment loss been recognized in prior year. Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognized.
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

       The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilized. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

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
Principal accounting policies
The IASB has issued a new standard and a number of amendments to IFRSs that are first effective for the current accounting period of the Company and its subsidiaries. None of these new standard or developments have had a material effect on how the Company and its subsidiaries’ results and financial position for the current or prior periods have been prepared or presented. The Company and its subsidiaries have not applied any new standard or interpretation that is not yet effective for current accounting period.
New accounting pronouncements
For a detailed discussion of new accounting pronouncements, see Note 2(ab) to the Financial Statements.
B.           Operating results
Our financial statements are prepared under IFRS as issued by IASB. The following management's discussion and analysis is based on the financial information prepared under IFRS.
Year ended December 31, 2016 compared with year ended December 31, 2015
	For the Year Ended December 31,
	2016	2015	Increased/ (Decreased)
	RMB'000	RMB'000%
Operating revenue	113,814,236	128,904,873	(11.71)
Tax and levies on operations	(1,177,818)	(1,157,760)	1.73
Operating expenses
Fuel	(56,617,542)	(59,242,367)	(4.43)
Maintenance	(4,343,349)	(4,556,361)	(4.68)
Depreciation	(14,815,620)	(14,411,632)	2.80
Labor	(8,043,406)	(7,751,551)	3.77
Service fees on transmission and transformer facilities of HIPDC	(138,038)	(140,771)	(1.94)

	For the Year Ended December 31,
	2016	2015	Increased/ (Decreased)
	RMB'000	RMB'000%
Purchase of electricity	(3,066,415)	(3,581,517)	(14.38)
Others	(7,234,308)	(8,919,988)	(18.90)
Total operating expenses	(94,258,678)	(98,604,187)	(4.41)

Profit from operations	18,377,740	29,142,926	(36.94)
Interest income	147,063	160,723	(8.50)
Financial expenses, net
Interest expense	(6,817,526)	(7,945,734)	(14.20)
Exchange (loss)/gain and bank charges , net	(250,076)	(24,336)	927.60
Total financial expenses, net	(7,067,602)	(7,970,070)	(11.32)
Share of profits less losses of associates and joint ventures	1,298,889	1,525,975	(14.88)
Loss on fair value changes of financial assets / liabilities	(12,986)	(16,742)	(22.43)
Other investment income	1,070,034	115,238	828.54
Profit before income tax expense	13,813,138	22,958,050	(39.83)
Income tax expense	(3,465,151)	(5,698,943)	(39.20)
Net Profit	10,347,987	17,259,107	(40.04)
Attributable to:
-Equity holders of the Company	8,520,427	13,651,933	(37.59)
-Non-controlling interests	1,827,560	3,607,174	(49.34)
Total power generated by the Company's domestic operating power plans for the year on consolidated basis amounted to 313.690 billion kWh, representing a decrease of 2.13% year-on-year. The electricity sold amounted to 295.800 billion kWh, representing a decrease of 2.05% year-on-year. The decrease in the Company's power generation for the year was mainly attributable to the following reasons: (i) the installed capacity growth outpaced the growth of the nationwide power consumption while the utilization hours of coal-fired power generation units saw a year-on-year fall; (ii) the growth of the Company's installed capacity was below the regional average; and (iii) the launch of new nuclear power generators in areas, including Liaoning, Guangdong, Fujian and Hainan provinces, had a relatively great impact on the output of the coal-fired power generation units in these regions.
The annual average utilization hours of the Company's domestic power plants reached 3,921 hours. The utilization hours of coal-fired power generating unit was 4,107 hours. In most of the areas where the Company's coal-fired power plants are located, the utilization hours of the Company was in a leading position .
The power generation of the Company's domestic power plants for the year ended December 31, 2016 is listed below (in billion kWh):

Domestic Power Plant	Power generation in 2016	Power generation in 2015	Change (%)
Liaoning Province
Dalian	5.656	5.921	(4.47)
Dandong	2.920	3.050	(4.26)
Yingkou	7.872	7.875	(0.04)
Yingkou Co-generation	3.028	3.085	(1.84)
Wafangdian Wind Power	0.098	0.094	4.37
Suzihe Hydropower	0.034	0.051	(32.36)
Changtu Wind Power	0.199	0.196	1.45
Dandong Photovoltaic	0.009	－	－
Yingkou Co-generation Photovoltaic	0.0071	－	－
Inner Mongolia Autonomous Region
Huade Wind Power	0.218	0.193	12.82
Hebei Province
Shang’an	12.931	12.519	3.29
Kangbao Wind Power	0.116	0.097	19.68
Kangbao Photovoltaic	0.016	－	－
Gansu Province
Pingliang	8.443	6.020	40.24
Jiuquan Wind Power	0.410	0.438	(6.32)
Jiuquan II Wind Power	0.443	0.444	(0.24)
Yumen Wind Power	0.169	0.150	12.61
Yigang Wind Power	0.251	0.001	19,611.99
Beijing Municpality
Beijing Co-generation	3.406	3.924	(13.19)
Beijing Co-generation CCGT	4.136	4.159	(0.54)
Tianjin Municipality
Yangliuqing Co-generation	5.280	5.427	(2.71)
Lingang Co-generation CCGT	1.973	1.966	0.35
Shanxi Province
Yushe	2.642	2.750	(3.92)
Zuoquan	5.519	5.625	(1.89)
Dongshan CCGT	2.546	1.139	123.53
Shandong Province
Dezhou	13.749	14.388	(4.44)
Jining	4.733	4.893	(3.27)
Xindian	3.214	3.158	1.77
Weihai	10.179	10.894	(6.56)
Rizhao Phase II	7.877	7.499	5.04

Domestic Power Plant	Power generation in 2016	Power generation in 2015	Change (%)
Zhanhua Co-generation	1.602	1.503	6.59
Henan Province
Qinbei	17.429	18.710	(6.85)
Luoyang Co-generation	2.841	1.485	91.3
Luoyang Yangguang	0.742	－	－
Mianchi Co-generation	0.422	－	－
Guoji Wind Power	0.019	－	－
Jiangsu Province
Nantong	6.129	6.167	(0.62)
Nanjing	3.001	2.736	9.68
Taicang	10.507	10.081	4.22
Huaiyin	5.570	5.813	(4.17)
Jinling CCGT	1.717	2.581	(33.49)
Jinling Coal-fired	12.766	11.728	8.85
Jinling Co-generation	1.801	1.711	5.26
Rudong Wind Power	0.101	0.095	6.23
Qidong Wind Power	0.394	0.340	15.80
Suzhou Thermal Power	0.784	0.789	(0.67)
Nanjing Thermal Power	0.168	－	－
Rudong Offshore Wind Power	0.002	－	－
Luhe Wind Power	0.001	－	－
Tongshan Wind Power	0.082	－	－
Shanghai Municipality
Shidongkou I	4.971	5.060	(1.76)
Shidongkou II	5.385	5.252	2.53
Shidongkou Power	6.133	6.039	1.56
Shanghai CCGT	1.649	1.775	(7.11)
Chongqing Municipality
Luohuang	8.154	9.767	(16.51)
Liangjiang CCGT	1.862	0.938	98.50
Zhejiang Province
Yuhuan	18.469	18.957	(2.57)
Changxing	5.702	5.438	4.85
Tongxiang CCGT	0.518	0.270	91.87
Changxing Photovoltaic	0.009	0.008	13.87
Hongqiao Photovaltaic	0.012	－	－
Hunan Province
Yueyang	7.444	7.859	(5.28)
Xiangqi Hydropower	0.334	0.363	(7.94)
Subaoding Wind Power	0.328	0.318	3.03
Guidong Wind Power	0.209	0.069	203.56

Domestic Power Plant	Power generation in 2016	Power generation in 2015	Change (%)
Hubei Province
Enshi Maweigou Hydropower	0.178	0.063	182.12
Jingmen Thermal Power	2.335	1.930	20.99
Yingcheng Thermal Power	1.418	1.062	33.50
Wuhan Power Plant	9.850	10.027	(1.77)
Dalongtan Hydropower	0.116	0.086	35.18
Jieshan Wind Power	0.188	0.054	248.65
Jiangxi Province
Jinggangshan	8.095	8.993	(9.98)
Jianggongling Wind Power	0.107	0.090	19.14
Ruijin Power	3.060	3.289	(6.95)
Anyuan Power	6.179	3.015	104.93
Anhui Province
Chaohu Power Plant	5.617	5.847	(3.94)
Hualiangting Hydropower	0.140	0.129	8.66
Huaining Wind Power	0.089	－	－
Fujian Province
Fuzhou	7.677	10.892	(29.52)
Guangdong Province
Shantou	4.476	4.550	(1.62)
Haimen	5.326	7.631	(30.20)
Haimen Power	7.643	8.770	(12.86)
Shantou Photovoltaic	0.007	－	－
Yunnan Province
Diandong Energy	3.317	3.994	(16.96)
Yuwang Energy	0.268	1.585	(83.12)
Fuyuan Wind Power	0.299	0.147	103.21
Guizhou Province
Panxian Wind Power	0.045	0.0003	16515.56
Hainan Province
Haikou Power Plant	4.842	7.047	(31.30)
Dongfang Power Plant	6.687	9.081	(26.37)
Nanshan Power Plant	0.127	0.248	(48.64)
Gezhen Hydropower	0.164	0.093	75.99
Wenchang Wind Power	0.101	0.099	1.93
Dongfang Photovoltaic	0.008	－	－
Total	3,136.90	320.529	(2.13)

For the year ended December 31, 2016, the accumulated power generation of Tuas Power Ltd., the Company's wholly owned subsidiary in Singapore, accounted for a market share of 21.5% in Singapore, representing a decrease of 0.2% compared to the same period last year of 21.7%.
In respect of the tariff, the Company's average tariff of domestic power plants for the year ended December 31, 2015 was RMB396.60 per MWh, down by RMB46.66 per MWh from the year ended December 31, 2015. SinoSing Power's average tariff for 2016 was RMB514.00 per MWh, representing a decrease of 17.88% from the same period last year.
In respect of fuel costs, the effective cost controls of the Company contributed to reduced fuel costs of the Company. Compared with 2015, the Company's fuel cost per unit of power sold of domestic power plant decreased by 1.76% to RMB170.62 per MWh.
Combining the forgoing factors, for the year ended December 31, 2016, the Company recorded an operating revenue of RMB113.814 billion, representing a decrease of 11.71% from RMB128.905 billion of last year, and the net profit attributable to equity holders of the Company of RMB8.520 billion, representing a decrease of 37.59% from RMB13.652 billion of last year.
For the year ended December 31, 2016, the net profit attributable to equity holders of the Company from domestic operations was RMB8.760 billion, representing a decrease of RMB4.951 billion from RMB13.711 billion for the same period last year. The decrease was primarily attributable to the decreases of on-grid tariff for coal-fired power generator administered by the NDRC, the decreases of domestic power generation of the Company and the increase of volume of market power transactions. The net loss attributable to equity holders of the Company from its operations in Singapore was RMB240 million, representing an increase of RMB181 million compared to the same period last year.
Operating revenue and tax and levies on operations
Operating revenue mainly consists of revenue from electricity sold. For the year ended December 31, 2016, the consolidated operating revenue of the Company and its subsidiaries amounted to RMB113.814 billion, representing a decrease of 11.71% from RMB128.905 billion for the year ended December 31, 2015. The operating revenue from domestic operations of the Company decreased by RMB13.706 billion over the same period of last year, while the operating revenue generated from newly acquired entities and newly operated generating units was RMB3.525 billion.
In 2016, the operating revenue from the operations of the Company in Singapore decreased by RMB1.385 billion over the same period of last year, which was mainly attributed to the continued oversupply in the Singapore power and natural gas market, causing continued decline of electricity tariff and a drop of the operating revenue.

The following table sets forth the average tariff rate of the Company's power plants, as well as percentage changes from 2015 to 2016.

	Average tariff rate (VAT inclusive) (RMB/MWh)
Power Plant	2016	2015	Change (%)
Liaoning Province
Dalian	346.76	375.55	(7.67)
Dandong	352.52	371.45	(5.10)
Yingkou	344.71	378.32	(8.88)
Yingkou Co-generation	331.39	365.04	(9.22)
Wafangdian Wind Power	603.72	598.12	0.94
Suzihe Hydropower	332.67	329.96	0.82
Changtu Wind Power	626.09	590.93	5.95
Dandong Photovoltaic	950.00	—	—
Yingkon Co-generation Photovoltaic	950.00	—	—
Inner Mongolia Autonomous Region
Huade Wind Power	471.22	520.00	(9.38)
Hebei Province
Shang’an	358.48	401.79	(10.78)
Kangbao Wind Power	554.60	538.14	3.06
Kangbao Photovoltaic	784.95	—	—
Gansu Province
Pingliang	207.63	259.51	(19.99)
Jiuquan Wind Power	367.54	473.12	(22.32)
Jiuquan II Wind Power	402.36	497.75	(19.16)
Yumen Wind Power	390.06	472.01	(17.36)
Yigang Wind Power	447.65	—	—
Beijing Municipality
Beijing Co-generation (Coal-fired)	454.99	480.70	(5.35)
Beijing Co-generation (Combined Cycle)	687.33	959.91	(28.40)
Tianjin Municipality
Yangliuqing Co-generation	370.82	416.54	(10.980
Lingang Co-generation CCGT	726.44	817.57	(11.15)
Shanxi Province
Yushe	253.01	334.87	(24.45)
Zuoquan	252.96	333.25	(24.09)
Dongshan CCGT	682.40	703.80	(3.04)
Shandong Province
Dezhou	389.78	445.44	(12.50)
Jining	372.57	429.20	(13.19)
Xindian	381.58	432.30	(11.73)
Weihai	382.53	440.45	(13.15)
Rizhao Phase II	372.08	422.33	(11.90)
Zhanhua Co-generation	389.33	424.66	(8.32)
Henan Province
Qinbei	354.30	401.65	(11.79)
Luoyang Co-generation	365.91	384.33	(4.79)

	Average tariff rate (VAT inclusive) (RMB/MWh)
Power Plant	2016	2015	Change (%)
Luoyang Yangguang	316.83	365.10	(13.22)
Mianchi Co-generation	328.10	—	—
Guoji Wind Power	610.00	—	—
Jiangsu Province
Nantong	407.55	430.98	(5.44)
Nanjing	400.81	453.08	(11.540
Taicang I	349.31	387.68	(9.90)
Taicang II	349.31	387.68	(9.90)
Huaiyin	433.30	450.81	3.88
Jinling Coal-fired	348.86	385.24	(9.44)
Jinling Combined-Circle	708.41	712.13	(0.52)
Jinling Combined-Cycle Cogeneration	617.12	760.99	(18.91)
Suzhou Thermal Power	453.42	489.38	(7.35)
Qidong Wind Power	553.91	556.76	(0.51)
Rudong Wind Power	606.24	610.00	(0.62)
Nanjing Thermal Power	445.21	—	—
Tonngshan Wind Power	610.00	—	—
Shanghai Municipality
Shidongkou I	395.18	435.48	(9.25)
Shidongkou II	380.60	410.35	(7.25)
Shanghai CCGT	382.31	937.13	(59.20)
Shidongkou Power	899.62	427.42	110.48
Chongqing Municipality
Luohuang	376.92	427.84	(11.90)
Liangjiang CCGT	649.74	872.20	(25.51)
Zhejiang Province
Yuhuan	403.82	452.99	(10.85)
Changxing	420.54	487.93	(13.81)
Tongxiang Combined-cycle	887.70	1,278.17	(0.55)
Changxing Photovoltaic	1,208.23	1,125.67	7.33
Hongqiao Photovoltaic	980.00	—	—
Hunan Province
Yueyang	449.87	480.55	(6.38)
Xiangqi Hydropower	610.00	410.00	48.78
Subaoding Wind Power	610.00	611.72	(0.28)
Guidong Wind Power	404.19	610.00	(33.74)
Hubei Province
Enshi Maweigou Hydropower	380.43	379.26	0.31
Jingmen Thermal Power	378.97	444.09	(14.66)
Yingcheng Thermal Power	392.73	477.26	(17.71)
Wuhan Power	376.53	435.47	(13.53)
Dalongtan Hydropower	376.38	374.80	0.42
Jieshan Wind Power	610.00	610.00	—

	Average tariff rate (VAT inclusive) (RMB/MWh)
Power Plant	2016	2015	Change (%)
Jiangxi Province
Jinggangshan	399.06	443.73	(10.0)
Jianggongling Wind Power	610.00	610.00	—
Ruijin Power	399.27	441.24	(9.51)
Anyuan Power	400.98	424.63	(5.57)
Anhui Province
Chaohu Power	351.24	409.79	(14.29)
Hualiangting Hydropower	385.60	392.89	(1.86)
Huaining Wind Power	610.00	—	—
Fujian Province
Fuzhou	348.95	392.29	(11.05)
Guangdong Province
Shantou Coal-fired	464.69	498.01	(6.69)
Haimen	440.21	483.38	(8.93)
Haimen Power	444.53	485.46	(8.43)
Shantou Photovoltaic	980.00	—	—
Yunnan Province
Diandong Energy	513.58	435.58	17.91
Yuwang Energy	1,394.49	545.42	155.67
Fuyuan Wind Power	494.71	600.61	(17.63)
Guizhou Province
Panxian Wind Power	610.00	—	—
Hainan Province
Haikou	420.45	457.71	(8.14)
Dongfang	420.90	460.53	(8.61)
Nanshan Combined Cycle	672.26	629.32	6.82
Gezhen Hydropower	400.07	399.78	0.07
Wenchang Wind Power	609.78	571.95	6.61
Dongfang Photovoltaic	1,010.00	—	—
Domestic total	396.60	443.26	(10.53)
Singapore
SinoSing Power	514.00	625.88	(17.88)

Note: The tariff of combined-cycle power plants in Shanghai and Tongxiang consists of on-grid settlement price and capacity subsidy income.
Tax and levies on operations mainly consist of surcharges of value added tax. According to relevant administrative regulations, these surcharges include City Construction Tax and Education Surcharges calculated at prescribed percentages on the amounts of the value-added tax paid. For the year ended December 31, 2016, the tax and levis on operations of the Company and its subsidiaries were RMB1.178 billion, representing an increase of RMB20 million from RMB1.158 billion for the same period of last year, of which the tax and levies on operations attributable to newly acquired entities and new generating units accounted for RMB14 million.
Operating expenses
For the year ended December 31, 2016, the total operating expenses of the Company and its subsidiaries was RMB94.259 billion, representing a decrease of 4.41% from the same period last year. The operating expenses in domestic operations of the Company decreased by RMB2.823 billion, or 3.19%, from the same period last year, of which the newly acquired entities and the new generating units accounted for RMB2.945 billion; the costs attributable to the existing entities decreased by RMB5.768 billion, which was primarily attributable to the decreased fuel costs for domestic operations in China.

The operating expenses from operations in Singapore operations decreased by RMB1.522 billion, or 14.89%, from the same period last year, which was mainly due to the decline of fuel costs resulting from decreased natural gas price.
Fuel costs
Fuel costs account for the majority of the operating expenses for the Company and its subsidiaries. For the year ended December 31, 2016, fuel costs of the Company and its subsidiaries decreased by 4.43% to RMB56.618 billion from the RMB59.242 billion for the year ended December 31, 2015. The fuel costs from domestic operations of the Company and its subsidiaries decreased by RMB1.603 billion, which was primarily attributable to the decreased power generation in the domestic market. The fuel costs of the newly acquired entities and new generating units were RMB2.043 billion and the fuel costs of the existing generating units decreased by RMB3.646 billion from same period last year. Fuel costs in Singapore decreased by RMB1.022 billion from the same period last year, mainly due to decreased fuel costs arising from decreased natural gas prices. For the year ended December 31, 2016, the average price (excluding tax) of natural fuel coal consumed of the Company and its domestic subsidiaries was RMB376.30 per ton, representing a 2.73% increase from RMB366.30 per ton for the year ended December 31, 2015. The fuel cost per unit of power sold by the Company's domestic power plants decreased by 1.76% to RMB170.62/MWh from RMB173.67/MWh in 2015.
Maintenance
For the year ended December 31, 2016, the maintenance expenses of the Company and its subsidiaries amounted to RMB4.343 billion, representing a decrease of RMB213 million from RMB4.556 billion for the year ended December 31, 2015. The maintenance expenses of the Company's domestic operations decreased by RMB225 million compared to the same period last year. The maintenance expenses of operations in Singapore increased by RMB12 million compared to the same period last year.
Depreciation
For the year ended December 31, 2016, depreciation expenses of the Company and its subsidiaries increased by 2.80% to RMB14.816 billion, compared to RMB14.412 billion in the year ended December 31, 2015; the increase is mainly due to the expansion of the Company's operations. The depreciation expenses of domestic operations increased by RMB397 million compared to the same period last year, of which the depreciation costs incurred by the newly acquired entities and new generating units was RMB605 million. The depreciation expenses of the operations in Singapore increased by RMB7 million compared to the same period last year.
Labor
Labor costs consist of salaries to employees and contributions payable for employees' housing funds, medical insurance, pension and unemployment insurance, as well as training costs. For the year ended December 31, 2016, the labor costs of the Company and its subsidiaries amounted to RMB8.043 billion, representing an increase of RMB291 million from RMB7.752 billion for the year ended December 31, 2015. This is mainly attributable to labor costs of the newly acquired entities and new generating units, which were RMB164 million. Labor costs for Singapore operations increased by RMB14 million compared to the same period last year.
Other operating expenses (including electricity power purchase costs and service fees paid to HIPDC)
Other operating expenses include environmental protection expenses, land fee, insurance premiums, office expenses, amortization, Tuas Power's electricity power purchase costs, impairment losses, government subsidies and net losses on disposal of properties, plant and equipment. For the year ended December 31, 2016, other operating expenses (including electricity power purchase costs and service fees paid to HIPDC) of the Company and its subsidiaries was RMB10.439 billion, representing a decrease of RMB2.203 billion from RMB12.642 billion for the year ended December 31, 2015. The other operating expenses from the Company's domestic operations decreased by RMB1.669 billion; other operating expenses of the existing entities decreased by RMB1.650 billion compared to the same period last year. The impairment loss experienced a decrease of RMB1.886 billion compared to the same period last year.
Other operating expenses of the operations in Singapore decreased by RMB534 million compared to the same period last year. The electricity power purchase cost decreased by RMB523 million compared to the same period last year, which was largely due to the decreased price of electricity in retail business.
Financial expenses
Financial expenses consist of interest expense, bank charges and net exchange differences.
Interest expenses
For the year ended December 31, 2016, the interest expenses of the Company and its subsidiaries were RMB6.818 billion, representing a decrease of 14.20% from RMB7.946 billion for the year ended December 31, 2015. The interest expenses from the Company's domestic operations decreased by RMB1.157 billion. The interest expenses from the newly acquired entities and new generating units were RMB303 million and those incurred by the existing entities in China decreased by RMB1.460 billion, which is largely attributable to decreased benchmark interest rate of RMB. The interest expenses of Singapore operations increased by RMB29 million compared to the same period last year.
Net exchange differences and bank charges
For the year ended December 31, 2016, the Company and its subsidiaries recorded a net loss of RMB250 million in net exchange losses and bank charges, representing a net loss increase of RMB226 million compared with the net loss of RMB24 million for the year ended December 31, 2015, mainly due to the weakened exchange rate of RMB against U.S. dollar.
The operations in Singapore recorded net gains of RMB50 million from net exchange difference and bank charges, representing a decrease of RMB120 million from the net gains of RMB170 million for the year ended December 31, 2015, mainly due to the strengthened exchange rate of U.S. dollar against Singapore dollar.
Share of profits less losses of associates and joint ventures
For the year ended December 31, 2016, the share of profits less losses of associates and joint ventures was RMB1.299 billion, representing a decrease of RMB227 million from RMB1.526 billion from last year, mainly due to decreased profit of associates and joint ventures.
Income tax expenses
For the year ended December 31, 2016, the Company and its subsidiaries recognised income tax expense of RMB3.465 billion, representing a decrease of RMB2.234 billion from RMB5.699 billion for the year ended December 31, 2015. The income tax expenses for the domestic operations decreased by RMB2.445 billion primarily attributable to the decrease of pre-tax profit.
The income tax expenses of the operations in Singapore increased by RMB211 million. It is mainly due to RMB204 million of income tax credit granted by Singapore government last year and no such tax credit was granted in the current year.
Net profit, net profit attributable to the equity holders of the Company and non-controlling interests
For the year ended December 31, 2016, the Company and its subsidiaries achieved a net profit of RMB10.348 billion, representing a decrease of RMB6.911 billion, or 40.04% from RMB17.259 billion for the year ended December 31, 2015; the net profit attributable to equity holders of the Company was RMB8.520 billion, representing a decrease of RMB5.132 billion from RMB13.652 billion for the year ended December 31, 2015.

The net profit attributable to equity holders of the Company from its domestic operations decreased by RMB4.951 billion, mainly contributable to lowered on-grid tariff for coal-fired power generators administered by the NDRC, reduced domestic power generation of the Company and increased volume of market power transactions. The net loss attributable to equity holders of the Company from its operations in Singapore was RMB240 million, representing an increase of RMB181 million from the same period last year. This was mainly due to commenced operation of many generators during the recent years, which led to the continued oversupply in the Singapore's power and natural gas market and subsequently continued reduction of power tariff and a marked drop in the profitability of the Company's overseas power generation business.
The Company's recorded net profit attributable to non-controlling interests decreased to RMB1.828 billion for the year ended December 31, 2016 from RMB3.607 billion for the year ended December 31, 2015, mainly attributable to reduced profit of the Company's non-wholly owned subsidiaries.
Year ended December 31, 2015 compared with year ended December 31, 2014
	For the Year Ended December 31,
	2015	2014	Increased/ (Decreased)
	RMB'000	RMB'000%
Operating revenue	128,904,873	125,406,855	2.79
Tax and levies on operations	(1,157,760)	(932,485)	24.16
Operating expenses
Fuel	(59,242,367)	(64,762,908)	(8.52)
Maintenance	(4,556,361)	(3,729,912)	22.16
Depreciation	(14,411,632)	(11,646,683)	23.74
Labor	(7,751,551)	(6,259,588)	23.83
Service fees on transmission and transformer facilities of HIPDC	(140,771)	(140,771)	0.00
Purchase of electricity	(3,581,517)	(5,055,076)	(29.15)
Others	(8,919,988)	(7,604,790)	17.29
Total operating expenses	(98,604,187)	(99,199,728)	(0.60)

Profit from operations	29,142,926	25,274,642	15.31
Interest income	160,723	159,550	0.74
Financial expenses, net
Interest expense	(7,945,734)	(7,814,114)	1.68
Exchange gain and bank charges , net	(24,336)	(9,492)	156.38
Total financial expenses, net	(7,970,070)	(7,823,606)	1.87
Share of profits less losses of associates and joint ventures	1,525,975	1,315,876	15.97
(Loss) / gain on fair value changes of financial assets / liabilities	(16,742)	42,538	(139.36)
Other investment income	115,238	80,580	43.01
Profit before income tax expense	22,958,050	19,049,580	20.52
Income tax expense	(5,698,943)	(5,487,208)	3.86
Net Profit	17,259,107	13,562,372	27.26
Attributable to:
-Equity holders of the Company	13,651,933	10,757,317	26.91
-Non-controlling interests	3,607,174	2,805,055	28.60
Total power generated by the Company's domestic operating power plans for the year on consolidated basis amounted to 320.529 billion kWh, representing an increase of 8.9% year-on-year. The electricity sold amounted to 301.979 billion kWh, representing an increase of 8.8% year-on-year. Newly acquired entities and newly operated generating units mainly contributed to the power generation growth of the Company.
The annual average utilization hours of the Company's domestic power plants reached 4,147 hours. In most of the areas where the Company's coal-fired power plants are located, the utilization hours of the Company was in a leading position within those areas.
In January 2015, the Company completed the acquisition under common control of the subsidiaries of Huaneng Group including Huaneng Hainan Power Inc. ("Hainan Power"), Huaneng Wuhan Power Generation Co., Ltd. ("Wuhan Power"), Huaneng Suzhou Thermal Power Co., Ltd. ("Suzhou Thermal Power"), Enshi Qingjiang Dalongtan Hydropower Development Co., Ltd. ("Dalongtan Hydropower") and Huaneng Hualiangting Hydropower Co., Ltd. ("Hualiangting Hydropower"), and the subsidiaries of HIPDC including Huaneng Chaohu Power

Generation Co., Ltd. ("Chaohu Power"), Huaneng Ruijin Power Generation Co., Ltd. ("Ruijin Power"), Huaneng Anyuan Power Generation Co., Ltd. ("Anyuan Power"), Huaneng Jingmen Thermal Power Co., Ltd. ("Jingmen Thermal Power") and Huaneng Yingcheng Thermal Power Co., Ltd. ("Yingcheng Thermal Power") (collectively, the "Newly Acquired Entities"). The aforementioned entities were included in the consolidated financial statements.
The power generation of the Company's domestic power plants for the year ended December 31, 2015 is listed below (in billion kWh):

Domestic Power Plant	Power generation in 2015	Power generation in 2014	Change
Liaoning Province
Dalian	5.921	6.423	(7.82)%
Dandong	3.050	3.197	(4.60)%
Yingkou	7.875	7.980	(1.32)%
Yingkou Co-generation	3.085	3.043	1.38%
Wafangdian Wind Power	0.094	0.099	(5.05)%
Suzihe Hydropower	0.051	0.040	27.50%
Changtu Wind Power	0.196	0.127	54.33%
Inner Mongolia Autonomous Region
Huade Wind Power	0.193	0.217	(11.06)%
Hebei Province
Shang’an	12.519	12.836	(2.47)%
Kangbao Wind Power	0.097	0.085	14.12%
Gansu Province
Pingliang	6.020	9.129	(34.06)%
Jiuquan Wind Power	0.438	0.838	(47.73)%
Jiuquan II Wind Power	0.444	0.039	1038.46%
Yumen Wind Power	0.150	-	-
Yigang Wind Power	0.001	-	-
Beijing Municpality
Beijing Co-generation	3.924	4.456	(11.94)%
Beijing Co-generation CCGT	4.159	4.051	2.67%
Tianjin Municipality
Yangliuqing Co-genertion	5.427	6.572	(17.42)%
Lingang CCGT Co-generation	1.966	0.126	1460.32%
Shanxi Province
Yushe	2.750	2.608	5.44%
Zuoquan	5.625	5.999	(6.23)%
Dongshan CCGT	1.139	-	-
Shandong Province
Dezhou	14.388	15.348	(6.25)%
Jining	4.893	5.096	(3.98)%
Xindian	3.158	3.303	(4.39)%
Weihai	10.894	11.771	(7.45)%
Rizhao Phase II	7.499	8.236	(8.95)%
Zhanhua Co-generation	1.503	1.674	(10.22)%
Henan Province
Qinbei	18.710	20.366	(8.13)%
Luoyang Co-generation	1.485	-	-

Domestic Power Plant	Power generation in 2015	Power generation in 2014	Change
Jiangsu Province
Nantong	6.167	6.752	(8.66)%
Nanjing	2.736	3.154	(13.25)%
Taicang	10.081	11.174	(9.78)%
Huaiyin	5.813	6.486	(10.38)%
Jinling CCGT	2.581	1.895	36.20%
Jinling Coal-fired	11.728	11.567	1.39%
Jinling Co-generation	1.711	1.358	25.99%
Rudong Wind Power	0.095	0.113	(15.93)%
Qidong Wind Power	0.340	0.379	(10.29)%
Suzhou Thermal Power	0.789	0.806	(2.1)%
Shanghai Municipality
Shidongkou I	5.060	5.665	(10.68)%
Shidongkou II	5.252	5.190	1.19%
Shidongkou Power	6.039	6.018	0.35%
Shanghai CCGT	1.775	2.097	(15.36)%
Chongqing Municipality
Luohuang	9.767	10.862	(10.08)%
Liangjiang CCGT	0.938	0.246	281.30%
Zhejiang Province
Yuhuan	18.957	21.771	(12.93)%
Changxing	5.438	0.488	1014.34%
Tongxiang CCGT	0.270	0.171	57.89%
Changxing Photovoltaic	0.008	-	-
Hunan Province
Yueyang	7.859	8.553	(8.11)%
Xiangqi Hydropower	0.363	0.310	17.10%
Subaoding Wind Power	0.318	0.020	1490.00%
Guidong Wind Power	0.069	-	-
Hubei Province
Enshi Maweigou Hydropower	0.063	0.042	50.00%
Jingmen Thermal Power	1.930	0.530	264.1%
Yingcheng Thermal Power	1.062	-	-
Wuhan Power Plant	10.027	9.760	2.7%
Dalongtan Hydropower	0.086	0.102	(15.8)%
Jieshan Wind Power	0.054	-	-
Jiangxi Province
Jinggangshan	8.993	9.244	(2.72)%
Jianggongling Wind Power	0.090	0.001	8900.00%
Ruijin Power	3.289	3.329	(1.2)%

Domestic Power Plant	Power generation in 2015	Power generation in 2014	Change
Anyuan Power	3.015	-	-
Anhui Province
Chaohu Power Plant	5.847	6.807	(14.1)%
Hualiangting Hydropower	0.129	0.097	32.9%
Fujian Province
Fuzhou	10.892	13.925	(21.78)%
Guangdong Province
Shantou	4.550	5.200	(12.50)%
Haimen	7.631	12.270	(37.81)%
Haimen Power	8.770	6.152	42.56%
Yunnan Province
Diandong Energy	3.994	5.953	(32.91)%
Yuwang Energy	1.585	3.651	(56.59)%
Fuyuan Wind Power	0.147	0.022	568.18%
Guizhou Province
Panxian Wind Power	0.0003	-	-
Hainan Province
Haikou Power Plant	7.047	6.424	9.7%
Dongfang Power Plant	9.081	10.079	(9.9)%
Nanshan Power Plant	0.248	0.273	(9.0)%
Gezhen Hydropower	0.093	0.202	(53.9)%
Wenchang Wind Power	0.099	0.083	19.4%
Total	320.529	294.388	8.9%

                The Company's growth of power generation within China mainly originated from the capacity contribution from the Newly Acquired Entities and power plants newly put into production. The main reasons for the decrease in some of the Company's power plants are as follows: firstly, as a result of the slowdown of the economy and the deepening of China's economic restructuring, nation-wide electricity consumption in China declined, which led to the decrease of utilization hours. Secondly, the commencement of operations of multiple West-to-East UHV transmission lines has squeezed the generation potential of thermal power generators in the coastal regions in southeastern China. Thirdly, the lower temperature in summer 2015 resulted in lower electricity demand for cooling, while the heating demand in winter also failed to increase significantly. Fourthly, the commencement of operation of many nuclear power units in Liaoning, Zhejiang, Fujian and other provinces reduced the power output of the thermal power generating units in such regions. For the year ended December 31, 2015, the accumulated power generation of Tuas Power Ltd., the Company's wholly owned subsidiary in Singapore, accounted for a market share of 21.7% in Singapore, representing a decrease of 0.1% compared to the same period last year of 21.8%.
In respect of the tariff, the Company's average tariff of domestic power plants for the year ended December 31, 2015 was RMB443.26 per MWh, down by RMB11.69 per MWh from the year ended December 31, 2014.

SinoSing Power's average tariff for 2015 was RMB625.88 per MWh, representing a decrease of 32.02% from the same period last year.
In respect of fuel costs, the decrease of coal market price and effective cost control of the Company contributed to reduced fuel costs of the Company. Compared with 2014, the Company's domestic fuel cost per unit of power sold decreased by 13.68% to RMB173.67 per MWh.
Combining the foregoing factors, for the year ended December 31, 2015, the Company registered operating revenue of RMB128.905 billion, representing an increase of 2.79% from RMB125.407 billion of last year, and net profit attributable to equity holders of RMB13.652 billion, representing an increase of 26.91% from RMB10.757 billion of last year.
For the year ended December 31, 2015, the profit attributable to equity holders of the Company from domestic operations was RMB13.711 billion, representing an increase of RMB3.082 billion from RMB10.629 billion for the same period last year. The increase was primarily attributable to the decrease of domestic fuel costs and the profits contributed by the Newly Acquired Entities and the operation of new generating units. The loss attributable to equity holders of the Company from its operations in Singapore was RMB59 million. This is because of the continued oversupply in Singapore's power market as result of commenced operations of many generators during the recent years, which led to a continued reduction of local power tariff and significantly decreased the profit margin per unit of power sold.
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
The operating revenue from operations of the Company in Singapore decreased by RMB4.227 billion over the same period of last year, which was mainly attributable to the continued oversupply in Singpore's power market, which has led to continued decline of the profit margin per unit of power sold.
The following table sets forth the average tariff rate of the Company's power plants, as well as percentage changes from 2014 to 2015.
	Average tariff rate (VAT inclusive) (RMB/MWh)
Power Plant	2015	2014	Change
Liaoning Province
Dalian	375.55	394.50	(4.80)%
Dandong	371.45	393.06	(5.50)%
Yingkou	378.32	399.33	(5.26)%
Yingkou Co-generation	365.04	399.21	(8.56)%
Wafangdian Wind Power	598.12	609.68	(1.90)%
Suzihe Hydropower	329.96	330.00	(0.01)%
Changtu Wind Power	590.93	602.82	(1.97)%
Inner Mongolia Autonomous Region
Huade Wind Power	520.00	520.00	—
Hebei Province
Shang'an	401.79	429.39	(6.43)%
Kangbao Wind Power	538.14	538.84	(0.13)%
Gansu Province
Pingliang	259.51	322.72	(19.59)%
Jiuquan Wind Power	473.12	520.60	(9.12)%
Jiuquan II Wind Power	497.75	540.00	(7.82)%
Yumen Wind Power	472.01	520.60	(9.33)%
Beijing Municipality
Beijing Co-generation (Coal-fired)	480.70	514.71	(6.61)%
Beijing Co-generation (Combined Cycle)	959.91	882.33	8.79%

	Average tariff rate (VAT inclusive) (RMB/MWh)
Power Plant	2015	2014	Change
Tianjin Municipality
Yangliuqing Co-generation	416.54	434.28	(4.08)%
Lingang Co-generation CCGT	817.57	—	—
Shanxi Province
Yushe	334.87	391.22	(14.40)%
Zuoquan	333.25	382.01	(12.76)%
Dongshan CCGT	703.80	—	—
Shandong Province
Dezhou	445.44	463.36	(3.87)%
Jining	429.20	446.73	(3.92)%
Xindian	432.30	448.55	(3.65)%
Weihai	440.45	461.18	(4.49)%
Rizhao Phase II	422.33	441.59	(4.36)%
Zhanhua Co-generation	424.66	434.71	(2.31)%
Henan Province
Qinbei	401.65	435.42	(7.76)%
Luoyang Co-generation	384.33	—	—
Jiangsu Province
Nantong	430.98	436.00	(1.15)%
Nanjing	453.08	436.50	3.80%
Taicang I	387.68	419.19	(7.52)%
Taicang II	387.68	395.38	(1.95)%
Huaiyin	450.81	443.04	1.75%
Jinling Coal-fired	385.24	408.24	(5.63)%
Jinling Combined-Circle	712.13	606.21	17.47%
Jinling Combined-Cycle Cogeneration	760.99	690.00	10.29%
Suzhou Thermal Power	489.38	508.66	(3.79)%
Qidong Wind Power	556.76	555.92	0.15%
Rudong Wind Power	610.00	610.00	0.00%
Shanghai Municipality
Shidongkou I	435.48	438.21	(0.62)%
Shidongkou II	410.35	437.54	(6.21)%
Shanghai CCGT	937.13	866.20	8.19%
Shidongkou Power	427.42	449.92	(5.00)%
Chongqing Municipality
Luohuang	427.84	440.21	(2.81)%
Liangjiang CCGT	872.20	—	—
Zhejiang Province
Yuhuan	452.99	468.71	(3.35)%
Changxing	487.93	431.03	13.20%
Tongxiang Combined-cycle	1,278.17	1,298.37	(1.56)%
Changxing Photovoltaic	1,125.67	—	—
Hunan Province
Yueyang	480.55	495.31	(2.98)%
Xiangqi Hydropower	410.00	410.00	0.00%
Subaoding Wind Power	611.72	494.00	23.83%
Guidong Wind Power	610.00	—	—
Hubei Province
Enshi Maweigou Hydropower	379.26	366.59	3.46%
Jingmen Thermal Power	444.09	432.20	2.75%
Yingcheng Thermal Power	477.26	—	—
Wuhan Power	435.47	461.99	(5.74)%
Dalongtan Hydropower	374.80	366.89	2.16%
Jieshan Wind Power	610.00	—	—
Jiangxi Province
Jinggangshan	443.73	468.92	(5.37)%
Jianggongling Wind Power	610.00	610.00	—
Ruijin Power	441.24	466.57	(5.43)%
AnyuanPower	424.63	—	—
Anhui Province
Chaohu Power Plant	409.79	412.93	(0.76)%
Hualiangting	392.89	346.85	13.27%
Fujian Province
Fuzhou	392.29	441.83	(11.21)%
Guangdong Province
Shantou Coal-fired	498.01	529.99	(6.03)%
Haimen	483.38	503.18	(3.93)%
Haimen Power	485.46	479.55	1.23%

	Average tariff rate (VAT inclusive) (RMB/MWh)
Power Plant	2015	2014	Change
Guizhou Province
Panxian Wind Power	—	—	—
Yunnan Province
Diandong Energy	435.58	401.59	8.46%
Yuwang Energy	545.42	395.96	37.75%
Fuyuan Wind Power	600.61	610.00	(1.54)%
Hainan Province
Haikou	457.71	474.14	(3.47)%
Dongfang	460.53	482.69	(4.59)%
Nanshan Combined Cycle	629.32	439.84	(43.08)%
Gezhen Hydropower	399.78	392.63	1.82%
Wenchang Wind Power	571.95	619.72	(7.71)%
Domestic total	443.26	454.95	(2.57)%
Singapore
SinoSing Power	625.88	920.74	(32.02)%
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
Fuel costs
Fuel costs represented the largest portion of the operating expenses for the Company and its subsidiaries. For the year ended December 31, 2015, fuel costs of the Company and its subsidiaries decreased by 8.52% to RMB59.242 billion from RMB64.763 billion for the year ended December 31, 2014. The fuel costs of domestic operations decreased by RMB3.394 billion, which was primarily attributable to the decreased coal price in the domestic market together with the expansion of the Company. The fuel costs of the Newly Acquired Entities and new generating units were RMB9.855 billion and the fuel costs of the existing generating units decreased by RMB13.249 billion from same period last year. Fuel costs in Singapore decreased by RMB2.126 billion from the same period last year, mainly due to the decline of fuel costs resulting from decreased natural gas price. For the year ended December 31, 2015, the average price (excluding tax) of natural fuel coal consumed of the Company and its domestic subsidiaries was RMB366.30 per ton, representing a decrease of 15.77% from RMB434.88 per ton for the year ended December 31, 2014. The fuel cost per unit of power sold by the Company's coal-fired power plants in China decreased by 13.68% to  RMB173.67/MWh  from RMB201.19/MWh in 2014.
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
Depreciation
For the year ended December 31, 2015, depreciation expenses of the Company and its subsidiaries increased by 23.74% to RMB14.412 billion, compared to RMB11.647 billion in the year ended December 31, 2014; the increase was mainly due to the expansion of the Company's operations. The depreciation expenses of domestic operations increased by RMB2.81 billion compared to the same period last year, of which the Newly Acquired Entities and new generating units accounted for RMB2.637 billion. The depreciation expenses of the operations in Singapore decreased by RMB44 million compared to the same period last year.
Labor
Labor costs consist of salaries to employees and contributions payable for employees' housing funds, medical insurance, pension and unemployment insurance, as well as training costs. For the year ended December 31, 2015, the labor costs of the Company and its subsidiaries amounted to RMB7.752 billion, representing an increase of RMB1.492 billion from RMB6.260 billion for the year ended December 31, 2014. This is mainly attributable to labor cost of the Newly Acquired Entities and new generating units, and increase of the salaries linked to the performance of the Company. The labor costs of the Newly Acquired Entities and new generating units were RMB1.242 billion. Labor costs for Singapore operations decreased by RMB10 million compared to the same period last year.
Other operating expenses (including electricity power purchase costs and service fees paid to HIPDC)
Other operating expenses include environmental protection expenses, land fee, insurance premiums, office expenses, amortization, Tuas Power's electricity power purchase costs, impairment losses, government subsidies and net losses on disposal of properties, plant and equipment. For the year ended December 31, 2015, other operating expenses (including electricity power purchase costs and service fees paid to HIPDC) of the Company and its subsidiaries was RMB12.642 billion, representing a decrease of RMB158 million from RMB12.800 billion for the year ended December 31, 2014. The other operating expenses from domestic operations of the Company and its subsidiaries increased by RMB1.371 billion, of which RMB876 million was from the Newly Acquired Entities and new generating units; the other operating expenses of the existing entities increased by RMB495 million compared to the same period last year. The impairment loss increased RMB968 million compared to the same period last year, mainly consisting of the impairment loss of goodwill, property, plant and equipment and mining rights of Diandong Energy, Yuwang Energy, Pingliang and other entities; the costs of entrusted power generation of certain subsidiaries decreased by RMB114 million; expenses for non-maintenance materials decreased by RMB90 million, pollutants discharge fees decreased by RMB86 million and water-resources fees decreased by RMB53 million compared to the same period last year. Other operating expenses of the operations in Singapore decreased by RMB1.53 billion compared to the same period last year. The electricity purchase cost decreased by RMB1.474 billion compared to the same period last year, which was mainly due to the decrease in purchase volume and price of electricity in retail business.
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
Net profit, net profit attributable to the equity holders of the Company and non-controlling interests
For the year ended December 31, 2015, the Company and its subsidiaries achieved a net profit of RMB17.259 billion, representing an increase of RMB3.697 billion, or 27.26%, from RMB13.562 billion for the year ended December 31, 2014; the net profit attributable to equity holders of the Company was RMB13.652 billion, representing an increase of RMB2.895 billion from RMB10.757 billion for the year ended December 31, 2014.
The net profit attributable to equity holders of the Company from domestic operations increased by RMB3.082 billion, mainly contributable to the decrease of domestic fuel cost and profits contributed by the Newly Acquired Entities and new generating units. The loss attributable to equity holders of the Company from operations in Singapore was RMB59 million.. This is mainly because of the continued oversupply in Singapore's power and natural gas generation market as result of commenced operations of many generators during the recent years, which led to a continued reduction of local power tariff and significantly decreased profitability of the Company's operations in Singapore.
The profit attributable to non-controlling interests of the Company increased from RMB3.607 billion in 2015 from RMB2.805 billion in 2014, mainly attributable to the increased profit of the non-wholly owned subsidiaries.
C.            Financial position
Comparison of assets items
As of December 31, 2016, consolidated total assets of the Company and its subsidiaries were RMB314.840 billion, representing an increase of 1.93% from RMB308.866 billion as of December 31, 2015.

As of December 31, 2016, total assets of the domestic operations increased by RMB5.312 billion to RMB286.557 billion, including a net increase of RMB2.004 billion in non-current assets, which is mainly attributable to the capital expenditures on construction projects.
As of December 31, 2016, total assets of the operations in Singapore were RMB28.283 billion, representing an increase of RMB661 million as of December 31, 2015. Non-current assets increased by RMB568 million to RMB24.174 billion, primarily attributable to appreciation of Singapore dollar against RMB resulting in higher RMB value of goodwill, power generation license and other non-current assets.
Comparison of liability items
As of December 31, 2016, consolidated total liabilities of the Company and its subsidiaries were RMB212.653 billion, representing an increase of 2.65% from RMB207.173 billion as of December 31, 2015.
As of December 31, 2016, interest-bearing debts of the Company and its subsidiaries totaled RMB176.098 billion. The interest-bearing debts consist of long-term loans (including those maturing within a year), long-term bonds payable (including those maturing within a year), short-term loans, short-term bonds and financial leases payable. The interest-bearing debts denominated in foreign currencies amounted to RMB3.290 billion.
As of December 31, 2016, the total liabilities of the operations in Singapore were RMB15.205 billion, representing a decrease of 4.09% from RMB15.853 billion as of December 31, 2015, principally due to fair value changes of fuel swap contract.
Comparison of equity items
Excluding the impact of profit and profit appropriations, total equity attributable to the equity holders of the Company increased as of December 31, 2016, including a decrease of post-tax impact of RMB890 million arising from disposal of available-for-sale financial asset and fair value changes of available-for-sale financial assets held by the Company and its subsidiaries, a decrease of post-tax impact of RMB181 million arising from changes in other comprehensive income of the Company's investees accounted for under equity method, an increase of post-tax impact of RMB1.015 billion arising from fair value changes of cash flow hedge instruments, an increase of RMB540 million from translation difference of the financial statements of foreign operations.
Non-controlling interests as of December 31, 2016 increased by RMB1.368 billion.
Major financial position ratios
	2016	2015
Current ratio	0.28	0.27
Quick ratio	0.23	0.23
Ratio of liability to shareholders' equity	2.47	2.46
Multiples of interest earned	2.84	3.55

Formula of the financial ratios:
Current ratio = balance of current assets as of the year end / balance of current liabilities as of the year end
Quick ratio = (balance of current assets as of the year end – net inventories as of the year end) / balance of current liabilities as of the year end
Ratio of liabilities to shareholders' equity = balance of liabilities as of the year end / balance of shareholders' equity (excluding non-controlling interests) as of the year end
Multiples of interest earned = (profit before tax + interest expense) / interest expenditure (inclusive of capitalized interest)
The current ratio increased as of December 31, 2016 compared to that of December 31, 2015 mainly due to increase of current assets especially inventories and other current assets. The ratio of liabilities to shareholders' equity as of December 31, 2016 increased compared to that of December 31, 2015 mainly due to the increase in loans at the year end. The multiples of interest earned decreased mainly due to reduced pre-tax profit for the year ended December 31, 2016.

D.            Liquidity and cash resources
The primary sources of funding for the Company and its subsidiaries have been cash provided by internal funds from operating activities, short-term and long-term loans and proceeds from issuances of bonds, and the primary use of funds have been for working capital, capital expenditure and repayments of short-term and long-term borrowings.
Cash flows from operating activities

	For the Year Ended December 31,
	2016	2015	2014
	RMB'000	RMB'000	RMB'000
Cash flows from operating activities
Profit before income tax expense	13,813,138	22,958,050	19,049,580
Non-cash items adjustments	21,255,080	24,484,383	20,391,789
Changes in working capital	1,050,309	1,013,467	(226,180)
Interest received	84,806	102,813	97,374
Income tax expense paid	(4,692,509)	(6,196,005)	(5,992,496)
Net cash provided by operating activities	31,510,824	42,362,708	33,320,067
For the year ended December 31, 2016, net cash provided by operating activities of the Company and its subsidiaries was RMB31.511 billion, representing a decrease of 25.62% from last year, mainly attributable to reduced operating revenue as a result of decrease of power generation and tariff. Net cash provided by operating activities in Singapore was RMB772 million.
For the year ended December 31, 2015, net cash provided by operating activities of the Company and its subsidiaries was RMB 42.363 billion, of which RMB 0.871 billion was provided by the operating activities in Singapore.

For the year ended December 31, 2014, net cash provided by operating activities of the Company and its subsidiaries was RMB 33.320 billion, of which RMB 0.805 billion was from its operating activities in Singapore.
Cash flows used in investing activities

	For the Year Ended December 31,
	2016	2015	2014
	RMB’000	RMB’000	RMB’000
Cash flows used in investing activities
Payment for the purchase of property, plant and equipment	(20,144,903)	(24,191,285)	(19,858,216)
Proceeds from disposals of property, plant and equipment	144,346	109,013	70,712
Prepayments of land use rights	(89,430)	(136,045)	(500,100)
Payment for the purchase of other non-current assets	(50,653)	(6,981)	(21,576)
Cash dividend received	1,057,642	937,189	565,334
Payment for investment in associates and joint ventures	(276,118)	(889,780)	(266,877)
Cash consideration paid for acquisitions of subsidiaries, net of cash acquired	157,421	(8,887,882)	(17,991)
Cash received from disposal of available-for-sale financial assets	1,474,301	-	-
Cash received from disposal of a subsidiary	-	-	503,809
Others	77,748	50,759	54,092
Net cash used in investing activities	(17,649,646)	(33,015,012)	(19,470,813)

Net cash used in investing activities was RMB17.650 billion for the end of December 31, 2016, representing a decrease of 46.54% from last year, mainly due to consideration paid for newly acquired entities in 2015.
Net Cash used in investing activities was RMB 33.015 billion for the year ended December 31, 2014, mainly attributable to the consideration paid for the Newly Acquired Entities from business combination under common control.

Net Cash used in investing activities amounted to RMB 19.471 billion, mainly attributable to capital expenditure for construction projects.

Cash flows from financing activities

	For the Year Ended December 31,
	2016	2015	2014
	RMB’000	RMB’000	RMB’000
Cash flows from financing activities
Issuance of short-term bonds	32,982,340	18,980,000	17,971,000
Repayments of short-term bonds	(25,000,000)	(18,000,000)	(15,000,000)
Proceeds from short-term loans	85,689,874	67,298,044	61,503,204
Repayments of short-term loans	(77,904,489)	(62,600,955)	(55,896,200)
Proceeds from long-term loans	15,978,023	9,943,689	9,647,090
Repayments of long-term loans	(20,702,421)	(12,799,719)	(17,522,953)
Issuance of long-term bonds	4,200,000	-	3,988,000
Repayment of long-term bonds	(11,500,000)	(5,000,000)	(5,700,000)
Interest paid	(7,344,781)	(8,677,316)	(8,097,216)
Net proceeds from the issuance of new H shares	-	4,684,314	2,453,986
Net capital injection from non-controlling interests of the subsidiaries	285,620	623,107	606,719
Dividends paid to shareholders of the Company	(7,206,220)	(5,535,655)	(5,341,046)
Dividends paid to non-controlling interests of the subsidiaries	(2,695,378)	(2,954,194)	(1,474,329)
Proceeds from sales leaseback classified as finance lease	-	100,000	1,500,000
Cash received from disposal of non-controlling interests of a subsidiary	-	-	384,702
Others	(384,418)	(201,974)	82,863
Net cash used in financing activities	(13,601,850)	(14,140,659)	(10,894,180)

Net cash used in financing activities was RMB13.602 billion, representing a decrease of 3.81% from last year.
Net cash outflow used in financing activities in 2015 amounted to RMB14.141 billion, which was largely attributable to repayment of short-term and long-term borrowings.
Net cash outflow used in financing activities in 2014 amounted to RMB10.894 billion, which was largely attributable to repayment of short-term and long-term borrowings.
Cash and cash equivalents
	For the Year Ended December 31,
	2016	2015	2014
	RMB’000	RMB’000	RMB’000
Effect of exchange rate	72,923	32,846	(58,379)
Net increase / (decrease) in cash and cash equivalents	332,251	(4,760,117)	2,896,695
Cash and cash equivalents, beginning of the year	7,478,250	12,238,367	9,341,672
Cash and cash equivalents as of the end of the year	7,810,501	7,478,250	12,238,367

As of December 31, 2016, the cash and cash equivalents of the Company and its subsidiaries denominated in Renminbi, Singapore dollar and U.S. dollar were RMB6.620 billion, RMB870 million and RMB320 million, respectively.
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
Capital expenditure and cash resources
Capital expenditures on acquisition activities
On October 14, 2016, the Company signed an agreement for the transfer of equity interests in Certain Companies with Huaneng Group (the "Transfer Agreement"). Pursuant to the Transfer Agreement, the Company agreed to purchase (i) 80% equity interest of Huaneng Shandong Power Limited; (ii) 100% equity interest of Huaneng Jilin Power Limited; (iii) 100% equity interest of Huaneng Heilongjiang Power Limited; and (iv) 90% equity interest of Huaneng Henan Zhongyuan Gas Power Generation Co., Ltd. from Huaneng Group for the consideration of RMB 15.114 billion. According to the terms of the agreements, the Company paid 50% of the consideration for such transaction to Huaneng Group in January 2017. The aforementioned acquired entities will be included in the Company’s consolidated financial statements in 2017.

Capital expenditures for infrastructure construction and renovation projects
The capital expenditures for the year ended December 31, 2016 were RMB20.285 billion, mainly for construction and renovation of projects, including RMB1.558 billion for Rudong Baxianjiao Offshore Wind Power project, RMB878 million for Beijing Cogeneration project, RMB594 million for Hainan Power project, RMB587 million for Xianrendao Cogeneration project, RMB558 million for Jiangxi Clean Energy project, RMB537 million for Guilin Gas Distributed Energy project, RMB534 million for Tongwei Wind Power project, RMB520 million for Suzhou combined cycle project, RMB493 million for Taiyuan Combined Cycle project, RMB467 million for Mianchi Cogeneration project, RMB458 million for Yuhuan project, RMB448 million for Luoyuan Power project, RMB423 million for Dezhou project, RMB405 million for Shang'an project, RMB401 million for Qinbei Power project, RMB384 million for Nanjing Cogeneration project, RMB348 million for Wuhan Power project, RMB325 million for Jieshan Wind Power project, RMB323 million for Changxing project, RMB299 million for Luoyang Power project, RMB274 million for Weihai Power project, RMB267 million for Guanyun Cogeneration project, RMB259 million for Shidongkou Power project, RMB252 million for Yingcheng Cogeneration project, RMB239 million for Fuzhou project. The capital expenditures of the Company's operations in Singapore were RMB151 million. The expenditures on other projects were RMB8.303 billion.
The above capital expenditures are sourced mainly from internal capital, cash flows provided by operating activities and debt financing.
The Company expects to have significant capital expenditures in the next few years. During the course, the Company will make active efforts to improve project planning process on a commercially viable basis. The Company will also actively develop newly planned projects to pave the way for its long-term growth. The Company expects to finance the above capital expenditures through internal capital, cash flows provided by operating activities, and debt and equity financing.
The cash requirements, usage plans and cash resources of the Company for the next year are as following:
Capital Expenditure Project	Capital expenditure Plan for 2017 (RMB100 million)	Cash resources arrangements	Financing costs and note on use
Thermal power projects	58.74	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of the PBOC
Hydropower projects	0	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of the PBOC
Wind power projects	103	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of the PBOC
Coal mining projects	0	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of the PBOC
Photovoltaic power projects	13.50	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of the PBOC
Others	0	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of the PBOC
Technology renovation	51.83	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of the PBOC
Cash resources and anticipated financing costs
The Company expects to finance its capital expenditure and acquisition costs primarily with internal capital, cash flow provided by operating activities, and debt and equity financing.
Good operating results and sound credit status provide the Company with strong financing capabilities. As of December 31, 2016, the undrawn banking facilities available to the Company and its subsidiaries amount to approximately RMB262.8 billion, which are granted by Bank of China, China Construction Bank and Industrial and Commercial Bank of China, etc.
The Company completed issuances of unsecured short-term bonds in two installments on August 4, 2016 and October 14, 2016, each at a principal amount of RMB3 billion with nominal annual interest rates of 2.5% and

2.6%, respectively. Each installment of the bonds was denominated in RMB, issued at par value, and would mature in 365 days from the value date.
The Company completed issuances of unsecured super short-term bonds in nine installments on March 3, March 9, March 23, April 8, April 20, May 26, July 13, November 9 and December 1, 2016, at a principal amount of RMB2 billion, RMB2 billion, RMB2 billion, RMB4 billion, RMB3 billion, RMB3 billion, RMB4 billion, RMB2 billion and RMB2 billion with nominal annual interest rates of 2.59%, 2.48%, 2.48%, 2.42%, 2.62%, 2.73%, 2.50%, 2.79% and 3.45%, respectively. Each installment of the bonds was denominated in RMB, issued at par value, and would mature in 270 days from the value date.
The Company completed issuance of one installment of unsecured super short-term bond on November 16, 2016 at a principal amount of RMB3 billion with a nominal annual interest rate of 2.98%. The bond was denominated in RMB, issued at par value, and would mature in 180 days from the value date.
The Company completed issuances of unsecured corporate bonds in two installments on June 8, 2016 at a principal amount of RMB3 billion and RMB1.2 billion with nominal annual interest rates of 3.48% and 3.98%, respectively. Each installment of the bonds was denominated in RMB, issued at par value, and would mature in five years and ten years, respectively, from the value date.
As of December 31, 2016, short-term loans of the Company and its subsidiaries totalled RMB57.669 billion (2015: RMB49.883 billion). Loans from banks were charged at interest rates ranging from 2.77% to 4.35% per annum (2015: 3.19% to 5.60%).
Short-term bonds payable by the Company and its subsidiaries were RMB27.311 billion (2015: RMB19.348 billion).
As of December 31, 2016, long-term loans (including those maturing within a year) of the Company and its subsidiaries totalled RMB74.551 billion (2015: RMB78.379 billion), including RMB denominated borrowings of RMB58.876 billion (2015: RMB62.441 billion), U.S. dollar denominated loans of approximately US$410 million (2015: US$473 million), Euro denominated loans of approximately €39 million (2015: €49 million), Singapore dollar denominated loans of S$2.581 billion (2015: S$2.697 billion), and Japanese yen denominated loans of ¥2.703 billion (2015: ¥2.812 billion). Among them, all loans denominated in US dollar and Singapore dollar were floating rate, and loans denominated in all other foreign currencies were fixed rate. As of December 31, 2016, long-term bank loans of the Company and its subsidiaries had interest rates ranging from 0.75% to 5.65% per annum (2015: 0.75% to 6.55%).
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
Other financing requirements
The objective of the Company is to bring steadily growing returns to shareholders in the long run. In line with this objective, the Company follows a proactive, stable and balanced dividend policy. In accordance with the profit appropriation plan of the board of directors of the Company (subject to the approval at annual general meeting) for 2016, the Company expects to pay a cash dividend of RMB4.408 billion.
Maturity profile of loans and bonds
The following table sets forth the maturity profile of the Company's borrowings as of December 31, 2016.

Maturity Profile
(RMB billion)	2017	2018	2019	2020	2021

Principal amount planned for repayment	97.530	16.090	13.203	9.221	9.407
Interest amount planned for repayment	5.545	3.150	2.443	1.755	1.386
Total	103.075	19.240	15.646	10.976	10.793
Note:  The amount of the principal to be repaid in 2017 is relatively large because of the maturity of short-term loans and short-term bonds.
E.             Trend information
The major trend of the electricity power market
It is predicted by China Electricity Council that, in 2017, total electricity consumption nationwide will grow by 3% and 2017 will see newly installed generating capacity of approximately 110 million KW, of which non-fossil energy capacity will account for 60 million kW; the total installed capacity nationwide is expected to reach 1.75 billion kW, an 6% increase compared to that of 2016, of which non-fossil energy capacity will account for 660 million kW.
In 2017, electricity supply and demand in China will generally be balanced, with abundant surplus capacity in some regions, balanced supply and demand in Northern region, broadly balanced supply in Central, Eastern, and Southern regions, where a number of provinces are abundant, and big surplus in Northeastern and Northwestern regions. In 2017, the annual power generation utilization hours is expected to be around 3,600 hours, and the utilization hours of thermal generating equipment are estimated down to be around 4,000 hours.
The trend of the fuel supply
According to the Center for Forecasting Science of Chinese Academy of Sciences, thermal generating units are expected to use less coal in 2017 than in 2016 as a result of the government policy to reduce production capacities in the coal sector and a weakened power market in China. Total coal consumption is expected to experience a year-on-year decrease of 3% in 2017, while excessive coal supply will continue due to the generally weak-supply-and-weak-demand and structural-oversupply situation nationwide. Railway transport and air freight capacity will further loosen. Considering the effect of RMB exchange rate and a gradually stabilized domestic coal market, less coal may be imported than in 2016 while coal imports are expected to have certain impact on domestic coal price. The Company estimates that the coal price in 2017 will gradually stabilize after fluctuation within a narrow range.
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

F.             Employee benefits
As of December 31, 2016, the Company and its subsidiaries had 42,210 employees within and outside the PRC. The Company and its subsidiaries provide employees with competitive remuneration and link such remuneration to operating results to provide incentives for the employees. Currently, the Company and its subsidiaries do not have any stock or option based incentive plan.
All employees of the Company have entered into labor contracts with the Company.  The Company's standard contract includes description of the position, responsibilities, compensations and causes of termination.  The terms of the labor contracts vary and they generally range from one to five years. The contracts are typically renewable upon expiration by mutual agreement of the Company and the relevant employee.
The Company is unionized, both at its head office and with respect to all power plants.  Labor unions are intended to protect the rights of employees, while allowing the Company to achieve economic objectives. They encourage employees' participation in the Company's decision-making process, and serve as mediators in any dispute between the Company and its employees.  The Company has experienced no occurrence of any strike or labor dispute which have impact upon the Company's operations.  The Company believes that the Company and its employees are in a good relationship.
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
G.            Guarantees for loans and restricted assets
As of December 31, 2016, the Company provided guarantees of approximately RMB12.379 billion for the long-term bank borrowings of Tuas Power.
As of December 31, 2016, the details of secured loans of the Company and its subsidiaries were as follows:
(1)
As of December 31, 2016, short-term loans of RMB126 million represented the notes receivable that were discounted with recourse. As these notes receivable had not yet matured, the proceeds received were recorded as short-term loans.

(2)
As of December 31, 2016, a long-term loan of approximately RMB2.902 billion of a subsidiary of the Company was secured by certain property, plant and equipment with net book value of approximately RMB3.105 billion.

(3)	As of December 31, 2016, the long-term loans of approximately RMB9.032 billion were secured by future electricity revenue of the Company and its subsidiaries.

                As of December 31, 2016, the restricted bank deposits of the Company and its subsidiaries were RMB71 million.
                As of December 31, 2016, the property, plant and equipment leased under finance lease of the Company and its subsidiaries with net book value amounted to RMB1.763 billion.
H.            Off-balance sheet arrangements
As of December 31, 2016, there were no off-balance sheet arrangements which have or are reasonably likely to have an effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
I.             Performance of significant investments and their prospects
The Company acquired a 25% equity interest in Shenzhen Energy Group for RMB2.39 billion on April 22, 2003. In 2011, Shenzhen Energy Group divided into a remainder company Shenzhen Energy Group and a new company Shenzhen Energy Management Company, and the Company holds 25% equity interests in each of the two successors. The Company acquired 200 million shares from Shenzhen Energy Corporation ("Shenzhen Energy"), a subsidiary of Shenzhen Energy Group, in December 2007. Shenzhen Energy allotted shares with its capital surplus in 2011. In February 2013, Shenzhen Energy merged Shenzhen Energy Management Corporation through the combination of a directional seasoned offering and cash payment to the shareholders of Shenzhen Energy Management Corporation, Shenzhen State-owned Assets Administration Commission and the Company. After the merger, the Company directly held 661 million shares of Shenzhen Energy, representing 25.02% of its equity interests. In 2016, Shenzhen Energy distributed two shares of stock dividend out of every 10 shares to its shareholders, and therefore the Company held 992 million shares of Shenzhen Energy by December 31, 2016. These investments brought a net profit attributable to the equity holders of the Company of RMB435 million for the Company for the year ended December 31, 2016 under IFRS. This investment is expected to provide steady returns to the Company.
The Company held 60% direct equity interest in Sichuan Hydropower as of December 31, 2006. In January 2007, Huaneng Group increased its capital investment in Sichuan Hydropower by RMB615 million, thus reducing the Company's equity interest in Sichuan Hydropower to 49% and making Huaneng Group the controlling shareholder of Sichuan Hydropower. This investment brought a net profit attributable to the equity holders of the Company of RMB85 million for the year ended December 31, 2016 under IFRS. This investment is expected to provide steady returns to the Company.
J.             Tabular disclosure of contractual obligations and commercial commitments
A summary of payments due by period of our contractual obligations and commercial commitments as of December 31, 2016 is shown in the tables below. A more complete description of these obligations and commitments is included in the Notes to Financial Statements as referenced below.
Contractual Cash Obligations (RMB in millions)	2017	2018-2019	2020-2021	Thereafter	Total

Long-term loans from Huangeng Group and its subsidiaries(1)	855	1,668	1,160	135	3,818
Long-term bank loans and other loans(1)	8,706	22,502	15,389	24,136	70,733
Long-term bonds(2)	3,300	8,000	3,000	1,200	15,500
Interest payments	2,987	4,653	2,836	3,134	13,610
Operating Lease – Head Offce(3)	115	172	-	-	287
Operating Lease – Huabei Branch(3)	6	6	-	-	12
Operating Lease – Nanjing Power Plant(3)	2	9	9	51	71
Operating Lease – Shantou Haimen Power(3)	11	-	-	-	11
Operating Lease – Xingang Heating Co., Ltd.(3)	12	-	-	-	12
Operating Lease – Hualu Sea Transportation Ltd.(3)	10	-	-	-	10
Operating Lease – Tuas Power Generation Pte Ltd.(3)	25	43	48	911	1,027

Contractual Cash Obligations (RMB in millions)	2017	2018-2019	2020-2021	Thereafter	Total

	16,029	37,053	22,422	29,567	105,091

Other commercial commitments (RMB in millions)	2017	2018-2019	2020-2021	Thereafter	Total

Long – term gas purchase contract(4)	10,204	20,408	20,424	64,554	115,590
Other commitments(3)	33,717	-	-	-	33,717
	43,921	20,408	20,424	64,554	149,307

Notes:
(1)	See Note 23 to the Financial Statements, "Long-term Loans".
(2)	See Note 24 to the Financial Statements, "Long-term Bonds".
(3)	See Note 38 and 42 to the Financial Statements, "Commitments" and "Subsequent Events".
(4)	The numbers shown in the table above were calculated based on the minimum purchases stipulated in the long-term gas contracts disclosed in Note 38 to the Financial Statements.
In addition, in accordance with a 30-year operating lease agreement signed by Huaneng Dezhou Power Plant (“Dezhou Power Plant”) and Shandong Land Bureau for the land occupied by Dezhou Power Plant Phases I and II in June 1994, annual rental amounted to approximately RMB30 million effective from June 1994 and is subject to revision at the end of the fifth year from the contract date. Thereafter, the annual rental is subject to revision once every three years. The increment for each rental revision is restricted to no more than 30% of the previous annual rental amount. For the years ended December 31, 2016, 2015 and 2014, the annual rentals was approximately RMB34 million.
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
K.            Impairment sensitivity analysis
Goodwill impairment
The Company and its subsidiaries conducts impairment test on each individually goodwill at the end of each year. In 2016, the management recognized no goodwill impairment based on the impairment assessment.
For goodwill allocated to CGUs in the PRC, changes of assumptions in tariff and fuel price could have affected the results of goodwill impairment assessment. As at December 31, 2016, if tariff had decreased by 1% or 5% from management's estimates with other variables constant with the expectations, the Company and its subsidiaries would have to recognize impairment against goodwill by approximately RMB176 million and RMB1,043 million, respectively. If fuel price had increased by 1% or 5% from the management's estimates with other variables constant with the expectations, the Company and its subsidiaries would have to recognize impairment against goodwill by approximately RMB37 million and RMB899 million, respectively.
Impairment of other non-current assets
The Company and its subsidiaries test its property, plant and equipment and mining rights suffered any impairment whenever any impairment indication exists.
In 2016, impairment losses for certain property, plant and equipment and land use rights of approximately RMB1,064 million and RMB52 million have been recognized, respectively. Factors leading to the impairment of operating projects primarily included lower utilization hours and tariff of two coal-fired power plants as a result of over supply of electricity in two provinces, as well as low utilization hours of a hydropower plant as a result of low level of water inflow.
Changes of assumptions in tariff and fuel price will affect the result of property, plant and equipment, land use rights and mining rights impairment assessment. As at December 31, 2016, if tariff had decreased by 1% or 5% from management's estimates with other variables constant with the expectation, the Company and its subsidiaries would have to further recognise impairment against property, plant and equipment and land use rights by approximately RMB92 million and RMB779 million, respectively; if fuel price had increased by 1% or 5% from the management's estimates with other variables constant with the expectations, the impairment against property, plant and equipment, land use rights and mining rights of the Company and its subsidiaries would decrease by approximately RMB8 million and RMB38 million, respectively.
L.            Prospects for 2017
In 2017, the Company will further establish a firm sense of leadership, competitive awareness, market awareness and risk awareness. The Company will adhere to an issue-oriented approach, strengthen innovation drive, undertake responsibility and missions, enhance corporate vitality, and place greater emphases on quality and efficiency, transformation and upgrading, standardizing management and risk prevention work, constantly improve the profitability, competitive strength and sustainable development capability of the Company.
In respect of the power market, the Company will continue to deepen research regarding market supply and demand situation, and take active part in market competition. We will ensure market share is higher than capacity share, and strive for a leading position in the region in terms of utilization hour benchmark in an effort to achieve a power generation of 392.0 billion kWh and 3,800 utilization hours for the year.
Regarding the fuel market, the Company will adhere to the market-oriented development, and strengthen the benchmarking management system, further refine the refined management and thus creating a cost advantage. We will continue to optimize fuel procurement chain and production and operation chain.
In respect of the capital market, the Company will make active response to changes in the financial market, expand financing channels, strengthen internal control over capital and improve capital usage efficiency, continuing to maintain the Company's leading position in the industry in terms of financing cost.
In respect of innovative development, the Company will further perform innovation driven development strategy, strengthen production management innovation and improve intelligent production, enhance management efficiency and effectiveness.
ITEM 6   Directors, Senior Management and Employees
A.            Directors, members of the supervisory committee and senior management
Directors
The table below sets forth certain information concerning our directors as of March 31, 2017. The current term for all of our directors is three years commencing from the signing of the contracts.
Name	Age	Position with us
Cao Peixi	61	Chairman of the Board of Directors
Guo Junming	51	Vice Chairman of the Board of Directors
Liu Guoyue	53	Executive Director, President
Fan Xiaxia	54	Executive Director, Vice President
Li Shiqi	60	Director
Huang Jian	54	Director
Mi Dabin	48	Director
Guo Hongbo	48	Director
Zhu Yousheng	51	Director
Li Song	59	Director
Li Zhensheng	72	Independent Director
Yue Heng	41	Independent Director
Geng Jianxin	61	Independent Director
Xia Qing	59	Independent Director
Xu Mengzhou	66	Independent Director
CAO Peixi, aged 61, is the Chairman of the Company and the President of Huaneng Group. He was the Chairman of HIPDC and Huaneng Renewables Corporation Limited. He graduated from Shandong University, majoring in electrical engineering. He is a postgraduate with master’s degree in engineering awarded by the Party School of the Central Committee, and is a researcher-grade senior engineer.

GUO Junming, aged 51, is the Vice Chairman of the Company, the Chief Accountant of Huaneng Group and a Director of HIPDC. He was the Chief Accountant of Huaneng Group and the Chairman of the Supervisory Committee of the Company. He graduated from Shanxi Finance and Economic Institute, majoring in business finance and accounting, and is a university graduate. He is a senior accountant.

LIU Guoyue, aged 53, is a Director and the President of the Company, the Vice President of Huaneng Group, an Executive Director of Huaneng International Power Fuel Limited Liability Company, the Chairman of Shanghai Times Shipping Limited Company, a Director of SinoSing Power Pte. Ltd., and the chairman of Tuas Power Ltd., Tuas Power Supply Pte Ltd. and Tuas Power Utilities Pte Ltd.. He graduated from North China Electric Power University, majoring in thermal engineering. He holds a Doctor’s degree in engineering. He is a senior engineer.

FAN Xiaxia, aged 54, is a Director and the Vice President of the Company, and also Vice President of Huaneng Group. He graduated from the Economic Management School of Tsinghua University with an EMBA degree. He is a senior engineer.

LI Shiqi, aged 60, is a Director of the Company and a Director of HIPDC. He was the President of HIPDC, the Director of the Business Development Department of Huaneng Group, and the Chairman of Huaneng Carbon Assets Management Company Limited. Mr. Li graduated from Renmin University of China, majoring in finance, and is a college graduate. He is a senior accountant.

HUANG Jian, aged 54, is a Director of the Company, an assistant to the President of Huaneng Group, a Director of Huaneng Capital Services Co., Ltd. and the Chairman of the Supervisory Committee of Huaneng Renewables Corporation Limited. Mr. Huang graduated from the Department of Accounting of Institute of Fiscal Science of the Ministry of Finance with a postgraduate degree of master in economics. He is a senior accountant.

MI Dabin, aged 48, is a Director of the Company, the Vice President of Hebei Construction & Investment Group Co., Ltd., the Chairman (acting on behalf of the General Manager) of Hebei Construction & Energy Investment Co., Ltd. and the Chairman of Hebei Xingtai Power Generation Limited (河北興泰發電有限責任公司*) He was the Chief Engineer, Vice President and President of Qinhuangdao Power Generation Co., Ltd., the President of Qinhuangdao Thermal Power Generation Co., Ltd., an assistant to the President and the Head of Production and Operation Department of Hebei Construction & Investment Group Co., Ltd., the President of Qinhuangdao Power Generation Co., Ltd. and Qinhuangdao Thermal Power Generation Co., Ltd.. He graduated from North China Electric Power University, majoring in power engineering, and holds a master’s degree. He is a senior engineer.

GUO Hongbo, aged 48, is a Director of the Company, the Chairman of Liaoning Energy Investment (Group) Limited Liability Company, the director of Shenyang Jinshan Energy Limited (沈陽金山能源股份有限公司*), and the vice chairman of Liaoning Haitong New Energy Low-Carbon Industrial Equity Investment Fund Limited (遼寧海通新能源低碳產業股權投資基金有限公司*). He was the assistant to the president, vice president, executive vice president, a director, the president and vice chairman of Liaoning Energy Investment (Group) Limited Liability Company. Mr. Guo graduated from Jilin University with a master’s degree in administrative management, and holds an MBA degree from Macau University of Science and Technology. He is a professorgrade senior engineer.

ZHU Yousheng, aged 51, is a Director of the Company and Vice President of Jiangsu Province Investment Management Limited Liability Company. He was the project manager of Jiangsu Province Investment Management Limited Liability Company, Vice President of Xutang Power Limited Liability Company, the Vice President and the President of the Production Safety Department and President of Jiangsu Province Investment Management Limited Liability Company and the vice general manager of Jiangsu Province Investment Management Limited (江蘇省投資管理有限責任公司*). He graduated from Nanjing University of Aeronautics and Astronautics specializing in power engineering, and is a master degree postgraduate, researcher-grade senior engineer.

LI Song, aged 59, is a Director of the Company, the Vice President of Fujian Investment and Development Group Co., Ltd., Vice Chairman of CNOOC Fujian Natural Gas Co., Ltd., Vice Chairman of CNOOC Fujian Gas Power Generation Co., Ltd. and CNOOC Fujian Zhangzhou Natural Gas Company Limited and a Vice President of Fujian Zhonghai Emergency Maintenance Co., Ltd. (福建中海應急搶維修有限責任公司*) She graduated from Xiamen Jimei Finance and Commerce College majoring in finance, Open College of Party School of the Central Committee majoring in economic management, and holds a bachelor’s degree from Party School of the Central committee. She is an accountant.

LI Zhensheng, aged 72, is an Independent Director of the Company and TGOOD lectric Co., Ltd. He was the Head of Shanxi Electric Power and Industrial Bureau, the chief of Rural Power Department of State Power Corporation, the Chief Economist and Consultant of State Grid Corporation. Mr. Li graduated from Hebei University of Technology with a bachelor’s degree. He is also a professor-grade senior engineer.

YUE Heng, aged 41, is an Independent Director of the Company, an Associate Professor of Singapore Management University. He is the winner of the first session of China National Funds for Distinguished Young Scientists, the winner of New Century Excellent Talents of the Ministry of Education 2012, the leading accounting talent of Ministry of Finance, the Councilor of Accounting Society of China and the Deputy Editor-in-Chief of CJAS magazine of Accounting Society of China. He was the Associate Professor, Professor, Dean and Doctorate Mentor of Accounting Department of Guanghua Management School of Peking University. He graduated from Tulane University in the United States with a doctor’s degree in accounting.

GENG Jianxin, aged 61, is an Independent Director of the Company, a Professor and Doctorate Mentor of Renmin University of China, an Independent Director of Shenzhen Qixin Construction Co., Ltd. (深圳奇信建設股份有限公司*) and Triangle Tyre Co., Ltd. (三角輪胎股份有限公司*). He was an assistant accountant of the Geophysical Exploration Company of the Ministry of Metallurgical Industry and associate professor of Hebei University of Economics and Business. He graduated from the Renmin University of China specializing in accounting and holds a doctor’s degree.

XIA Qing, aged 59, an Independent Director of the Company, a professor and chairman of the Academic Degrees Committee of the Electrical Engineering Department of Tsinghua University, an Independent Director of Tellhow Sci-Tech Co. Ltd., and the Independent Director of Shanghai Zhixin Electricity and Gas Limited (上海置信電氣股份有限公司*). He was an Independent Director of Datang International Power Generation Co., Ltd. and Yunnan Wenshan Electric Power Co., Ltd. He graduated from Tsinghua University specializing in electric power system and automation and holds a doctor’s degree.

XU Mengzhou, aged 66, a professor of Renmin University of China (RUC), an Independent Director of Shandong Hualu-Hengsheng Chemical Co., Ltd. (山東華魯恒升化工股份有限公司) and ENN Ecological Holdings Co. Ltd., (新奧生態控股股份有限公司). He served as a professor of RUC Law School and School of International Studies of Renmin University of China. He graduated from the RUC, with a doctor’s degree in Economic Laws.
Supervisors
The table below sets forth certain information concerning our supervisors as of March 31, 2017. The current term for all of our supervisors is three years, which will expire in 2017.
Name	Age	Position with us
Ye Xiangdong	49	Chairman of the Board of Supervisors
Mu Xuan	41	Vice Chairman of the Board of Supervisors
Zhang Mengjiao	53	Supervisor
Gu Jianguo	50	Supervisor
Zhang Xiaojun	50	Supervisor
Zhu Daqing	44	Supervisor
YE Xiangdong, aged 49, is the Chairman of the Supervisory Committee of the Company, the Vice President of Huaneng Group, a Director of HIPDC, the Executive Director of Huaneng Coal Mining Corporation Company (華能煤業有限公司) and the Chairman of Xi’an Thermal Power Research Institute Co., Ltd. He was the Executive Director and President of Huaneng Hulunbeier Energy Development Company Ltd. and the Chief Engineer of Huaneng Group. He graduated from Chongqing University, majoring in thermal energy, and holds a master’s degree in Engineering. He is a senior engineer.

MU Xuan, aged 41, is the Vice Chairman of the Supervisory Committee of the Company and the Vice President of Dalian Construction Investment Group Co., Ltd. He was the director, President of Dalian Natural Gas High-pressure Pipelines Limited (大連天然氣高壓管道有限公司*), and the supervisor of Liaoning Hongyan River Nuclear Limited (遼寧紅沿河核電有限公司*) and, the Assistant to the President of Dalian Construction Investment Group Co., Ltd. He graduated from Dongbei University of Finance and Economics, majoring in Technical Economy and Management, and holds a master’s degree.

ZHANG Mengjiao, aged 53, is a Supervisor of the Company and the Manager of the Finance Department of HIPDC. She was the Deputy Manager of the Finance Department of the Company. She graduated from Xiamen University, majoring in accounting. She is a master’s degree postgraduate in economics and is a senior accountant.

GU Jianguo, aged 50, is a Supervisor of the Company, the Chairman of Nantong Investment & Management Limited Company and the Vice President of Nantong State owned Assets Investment Holdings Co., Ltd. Mr. Gu was the Chief of Nantong Investment Management Centre, and a Director and the President of Nantong Investment & Management Limited Company. He graduated from Shanghai Jiao Tong University with a master’s degree. He is an economist.

ZHANG Xiaojun, aged 50, is a Supervisor and the Vice Chairman of Labour Union of the Company. She was Deputy Manager of the Administration Department of the Company. She graduated from the Central Party School of the Communist Party of China, majoring in economic management, and holds a bachelor’s degree. She is an accountant.

ZHU Daqing, aged 44, is a Supervisor and the Manager of Auditing Department of the Company. He was Deputy Manager of Finance Department of the Company. He graduated from the Central University of Finance and Economics, and holds a master’s degree in finance & accounting, and a bachelor’s degree in management. He is a senior accountant.

Other Executive Officers

GU Biquan, aged 59, is the Vice President and General Counsel of the Company. He was the Vice President and Secretary to the Board of the Company. He graduated from Beijing Radio and Television University, majoring in Electronics, and is a college graduate. He is an engineer.

ZHOU Hui, aged 53, is the Vice President of the Company. She was the Vice President and Chief Accountant of the Company. She graduated from Renmin University of China, majoring in Financial Accounting, and is a postgraduate with a master’s degree in Economics. She is a senior accountant.

ZHAO Ping, aged 54, is the Vice President of the Company. He was the Chief Engineer of the Company. He graduated from Tsinghua University, majoring in thermal engineering, is a postgraduate with a master’s degree in science. He is a researcher-grade senior engineer.

DU Daming, aged 50, was the Vice President and the Secretary to the Board of the Company during the Reporting Period. He was the Vice President and General Counsel of the Company. He graduated from North China Electric Power University, majoring in electric system and automation, is a postgraduate with a master’s degree in science. He is a senior engineer.

WU Senrong, aged 55, is currently the Head of the Discipline Inspection Group of the Company. He was the Head of the Discipline Inspection Group and Vice President of the Company. He graduated from the Economic Management School of Tsinghua University with an EMBA degree. He is a researcher-grade senior engineer.

SONG Zhiyi, aged 56, is the Vice President of the Company. He was the Head of Construction Department of Huaneng Group. He graduated from the Guanghua Management Institute of Peking University, with an MBA degree. He is a senior engineer.

LI Jianmin, aged 55, is the Vice President of the Company. He was the Deputy Chief Economist of the Company. He graduated from North China Electricity College, majoring in power plant and electricity system, with a bachelor’s degree in science. He is a researcher grade senior engineer.

LIU Ranxing, aged 54, is the Vice President of the Company. He was the President of Huaneng Energy & Communications Holdings Co., Ltd. He graduated from Harbin Institute of Technology, majoring in management engineering, with a master’s degree in science. He is a researcher-grade senior engineer.

HUANG Lixin, aged 50, is the Chief accountant of the Company. He was the Manager of the Finance Department of the Company, and the Head of the Finance Department of Huaneng Group. He graduated from the Economic Management School of Tsinghua University with an EMBA degree. He is a senior accountant.

HE Yong, aged 58, is the Chief Engineer of the Company. He was the Deputy Chief Engineer of the Company. He graduated from Wuhan University, majoring in corporate management, is a postgraduate with a master’s degree in management. He is a researcher-grade senior engineer.
B.            Compensation for Directors, Supervisors and Executive Officers
The table below sets forth the compensation on individual basis for the directors, supervisors and other executive officers for the year ended December 31, 2016:
Name	Position with the Company	Pre-tax Remuneration Paid by the Company in 2016(1)
		(RMB in thousand)
Directors
Mr. Cao Peixi	Chairman of the Board of Directors	-
Mr. Guo Junming	Vice Chairman of the Board of Directors	-
Mr. Liu Guoyue	Executive Director and President	-
Mr. Fan Xiaxia	Executive Director and Vice President	845
Mr. Li Shiqi	Director	-
Mr. Huang Jian	Director	-
Mr. Mi Dabin	Director	48
Mr. Guo Hongbo	Director	-
Mr. Zhu Yousheng	Director	48
Ms. Li Song	Director	48
Mr. Zhang Shouwe (2)	Director	37
Mr. Li Zhensheng	Independent Director	74
Mr. Yue Heng	Independent Director	74
Mr. Geng Jianxin	Independent Director	74
Mr. Xia Qing	Independent Director	74
Mr. Xu Mengzhou (3)	Independent Director	37

Sub-total:		1,357

Supervisors
Mr. Ye Xiangdong	Chairman of the Board of Supervisors	-
Mr. Mu Xuan	Vice Chairman of the Board of Supervisors	48
Ms. Zhang Mengjiao	Supervisor	-
Mr. Gu Jianguo	Supervisor	48
Ms. Zhang Xiaojun (5)	Supervisor	495
Mr. Zhu Daqing (5)	Supervisor	491
Mr. Wang Zhaobin (4)	Supervisor	52
Ms. Zhang Ling (4)	Supervisor	69

Sub-total		1,202

Other Executive officers
Mr. Gu Biquan	Vice President and General Counsel	789
Ms. Zhou Hui	Vice President	789
Mr. Zhao Ping	Vice President	789
Mr. Du Daming	Vice President and Secretary to the Board of Directors	789
Mr. Wu Senrong	Head of Discipline Inspection Group	789
Mr. Song Zhiyi	Vice President	789
Mr. Li Jianmin	Vice President	789
Mr. Liu Ranxing(1)	Vice President	779
Mr. Huang Lixin	Chief Accountant	706
Mr. He Yong	Chief Engineer	789

Sub-total:		7796
Total		13,053

Notes:
(1)   The remuneration paid by the Company in 2016 includes fees, basic salaries, performance salaries and pension. Please see Note 37 to the Item 18 Financial Statements, “Directors’, supervisors’ and senior management’s emoluments”.

(2)    Mr. Zhang Shouwen resigned on June 23, 2016.

(3)    Mr. Xu Mengzhou was appointed on June 23, 2016.

(4)    Mr. Wang Zhaobin and Ms. Zhang Ling resigned on April 14, 2016.

(5)    Ms. Zhang Xiaojun and Mr. Zhu Daqing were appointed on April 14, 2016.

The total remuneration paid to our directors, supervisors and executive officers is comprised of basic salaries, performance salaries and pension. Of these, performance salaries account for approximately 50% of the total remuneration. In addition, directors and supervisors who are also officers or employees of the Company receive certain other benefits, such as subsidized or free health care services, housing and transportation, which are customarily provided by large enterprises in the PRC to their employees. Each of the Company's independent directors receives annual after-tax cash compensation of RMB60,000. We do not have any service contract with any director that provides for benefits upon termination of employment. In 2016, no option was granted to the directors or the supervisors.
C.            Board practice
We, in accordance with the resolutions passed at a shareholders' general meeting, have set up four board committees, namely, the Audit Committee, the Strategy Committee, the Nomination Committee, and the Remuneration and Appraisal Committee, and formulated the working regulations for each committees in accordance with relevant rules and regulations. All committees operate in accordance with the working rules and utilize their members' specific backgrounds, experience and industry expertise to provide advice to the board, so as to enhance our operation efficiency and to make the decision-making process better informed.
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
The members of Audit Committee are Mr. Yue Heng (Chairman), Mr. Li Zhensheng, Mr. Geng Jianxin, Mr. Xia Qing and Mr. Xu Mengzhou.

The members of Strategy Committee are Mr. Liu Guoyue (Chairman), Mr. Li Shiqi, Mr. Huang Jian, Mr. Fan Xiaxia, Mr. Li Zhensheng and Mr. Xia Qing.
The members of Nomination Committee are Mr. Li Zhensheng (Chairman), Mr. Fan Xiaxia, Mr. Mi Dabin, Ms. Li Song, Mr. Yue Heng, Mr. Geng Jianxin and Mr. Xu Mengzhou.
The members of Remuneration and Appraisal Committee are Mr. Geng Jianxin (Chairman), Mr. Liu Guoyue, Mr. Guo Hongbo, Mr. Zhu Yousheng, Mr. Li Zhensheng, Mr. Yue Heng and Mr. Xia Qing.
D.            Employees
As of December 31, 2016, we have 42,210 employees. Of these, 295 are headquarters management staff, 11,228 are power plant personnel directly involved in the management and operation of the power plants, and the remainder are maintenance personnel, ancillary service workers and others. Over 75% our work force graduated from university or technical college. As of December 31, 2014 and 2015, we had approximately 37,737 and 42,039 employees, respectively.
We conduct continuing education programs for our employees at our head office and at each power plant. We provide training in foreign language, computer, accounting and other areas to our professionals and technicians in their relevant fields. Employees are trained in accordance with the different requirements for professional and managerial positions.
Our labor force is employed through individual labor contracts. Currently, all employees are employed under labor contracts, which specify the employee's position, responsibilities, remuneration and grounds for termination. Short-term labor contracts have fixed terms of typically one to five years, at the end of which they may be renewed by agreement of both the Company and the employee.
The contract system imposes discipline, provides incentives to adopt better work methods, and provides us with a greater degree of management control over our work force. We believe that, by linking remuneration to productivity, the contract system has also improved employee morale.
Each of our power plants has a trade union and the employees of our headquarters are also members of a trade union. These trade unions protect employees' rights, aim to fulfill our economic objectives, encourage employees to participate in management decisions and mediate disputes between us and union members. We have not been subject to any strikes or other labor disturbances interfering with our operations, and we believe that our relationships with our employees are good.
Total remuneration of our employees includes salaries, bonuses and allowances. The employees also receive certain benefits in the form of education and health services subsidized by the Company and other miscellaneous subsidies.
In compliance with the relevant regulations, we and our employees participate in the local government pension plan under which all the employees are entitled to pension payments upon retirement. See Note 36 to the Financial Statements.
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

ITEM 7    Major Shareholders and Related Party Transactions
A.            Major shareholders
Our outstanding ordinary shares consist of A Shares and H Shares, each with a par value of RMB1.00 per share. The following table sets forth certain information regarding our major shareholders as of March 31, 2017.
Shareholder	Number of shares	Approximate percentage in the total issued domestic share capital %	Approximate percentage in the total issued share capital %
Huaneng International Power Development Corporation	5,066,662,118	48.25	33.33
China Huaneng Group(1)	1,629,264,402	15.52	10.72
Hebei Provincial Construction Investment Company	549,169,071	5.23	3.61
China Hua Neng Hong Kong Company Limited	472,000,000	-(2)	3.11

Notes:
(1)	Of the 1,629,264,402 shares, 74,139,853 domestic shares through its controlling subsidiary, Huaneng Finance Corporation Limited.
(2)	472,000,000 shares are H shares and represent 10.04% of the total issued H shares of the Company and 3.11% of the total issued share capital of the Company.
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
In 2010, we increased our share capital through non-public issuances of new shares, including A shares and H shares. With the approval of shareholders and relevant PRC governmental authorities, we were authorized to issue (i) not exceeding 1,500 million new A shares by way of placement to not more than 10 designated investors, including Huaneng Group, which would subscribe for no more than 500 million new A shares, and (ii) no more than 500 million new H Shares to China Hua Neng Hong Kong Company Limited ("Hua Neng HK"). On December 23, 2010, we completed the non-public issuance of 1,500 million new A shares (ordinary shares with a par value of RMB1 per share) to 10 designated investors, including Huaneng Group, at the issuance price of RMB5.57 per share. The shares subscribed by Huaneng Group are subject to a lock-up period of 36 months.
On December 28, 2010, we completed the placement of 500 million H shares (ordinary shares with a par value of RMB1 per share) to Hua Neng HK at the subscription price of HK$4.73 per share.
On November 13, 2014, we completed placement of 365 million H Shares at the price of HK$8.60 per share.
On November 20, 2015, we completed placement of 780 million H Shares at the price of HK$7.32 per share.
Before we were established in 1994, HIPDC and seven other promoters entered into the Shareholders' Agreement dated May 31, 1994 (the "Shareholders' Agreement") which, among other things, grants to HIPDC the right to vote all the shares owned by each of the other promoters so as to enable HIPDC to have majority voting rights in general meetings for so long as we are in existence. In addition, directors designated by HIPDC will have majority representation on our board of directors and each of the other promoters will have one representative designated by it appointed as a member of our board of directors. The Shareholders' Agreement also provides that for so long as we are in existence (i) HIPDC and the other signatories to the Shareholders' Agreement will maintain their combined shareholdings to ensure their collective majority control of the Company, (ii) HIPDC has certain priority rights to purchase the shares held by the other signatories to the Shareholders' Agreement, (iii) if HIPDC does not exercise its priority rights to purchase such shares, each of the signatories to the Shareholders' Agreement other than HIPDC shall have a priority right to purchase such shares on a pro rata basis, and (iv) no shares may be sold or transferred unless their transferees agree to abide by the terms of the Shareholders' Agreement. As a result of the Shareholders' Agreement, HIPDC holds 70.09% of the total voting rights of the outstanding shares and, subject to the Shareholders' Agreement, has the power to control the election of all of our directors and to direct our management and policies.
On May 12, 2006, HIPDC and other promoters (including the shareholders who assumed the rights and obligations of original promoters as a result of share transfer) entered into an amendment to the Shareholders' Agreement, pursuant to which each promoter shall be entitled to exercise its own voting rights at the shareholders' general meeting. Consequently, HIPDC currently holds 35.14% of our total voting rights. Since HIPDC's parent company, Huaneng Group, currently holds, directly or indirectly, 14.87% of our total voting rights, HIPDC is able to exert control over us when acting in concert with Huaneng Group.
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
On June 28, 2014, pursuant to Guideline No. 4 for the Supervision of Listed Companies No.4 - Commitments and Their Fulfillment by Listed Companies and Their Actual Controllers, Shareholders, Related Parties and Acquirers issued by CSRC, Huaneng Group strengthened its aforementioned non-competing undertaking in the following ways: (i) it shall treat us as the only platform for integrating the conventional energy business of Huaneng Group; (ii) with respect to the conventional energy business assets of Huaneng Group located in Shandong Province, Huaneng Group undertakes that by the end of 2016, it will inject such assets into the our Company when the profitability of such assets has been improved and meets our internal requirements for the listing of our assets, which include clear delineation of assets and shares ownership between our Company and Huaneng Group, absence of decrease in earnings per share of the Company after the injection and any unlawful events of significance, appreciation of state-owned assets, and certain waivers of shareholder rights by Huaneng Group; (iii) with respect to the other non-listed conventional energy business assets of Huaneng Group in other provincial administrative regions, Huaneng Group undertook that by the end of 2016, upon such assets meeting the our aforementioned internal requirements, the Group will inject such assets into the Company, with a view to supporting the Company's continuous and stable development; and (iv) Huaneng Group will continue to perform each of its undertakings to support the development of its subordinated listed companies. The period of such undertakings is between June 28, 2014 and December 31, 2016.

B.            Related party transactions
Guarantees
The table below sets forth information on guarantees provided by Huaneng Group, HIPDC and the Company to the related parties in 2016 for the purposes of financing their operation, construction and renovation.
Guarantor	Guarantee	Interest Rate	Largest Amount Outstanding in 2016	Amount Outstanding As of December 31, 2016
		(%)	(RMB)	(RMB)
Huaneng Group	Yangliuqing Power Company(1)	2.15	213,993,985.80	190,992,467.43
	Hainan Power	4.17	500,000,000.00	375,000,000.00
HIPDC	The Company	5.00	2,000,000,000.00	2,000,000,000.00
	Ruijin Power	4.41	228,000,000.00	142,000,000.00
The Company	Tuas Power Company(1)	SIBOR+1.65	10,784,837,243.69	10,796,006,335.62
	Tuas Power Company(1)	SIBOR+1.65	1,581,569,715.30	1,583,207,635.02

Note:
(1)	These entities are subsidiaries of the Company.
Loans
The table below sets forth the loans made by Huaneng Group, subsidiaries of Huaneng Group, and the Company to the related parties in 2016 for the purposes of financing their operation, construction and renovation.
Lender	Borrower	Interest Rate	Largest Amount Outstanding in 2016	Outstanding Balance as of December 31, 2016
		%	(RMB)	(RMB)
HIPDC	Chaohu Power	4.75	210,000	210,000
HIPDC	Jingmen Power	5.30	300,000,000	0
Huaneng Finance	Dalongtan Hydropower	4.75	30,000,000	25,000,000
Huaneng Finance	Hainan Power	4.41	166,000,000	126,000,000
Huaneng Finance	Qingdao Co-generation	4.66	60,000,000	60,000,000
Huaneng Finance	Qingdao Co-generation	4.66	75,000,000	75,000,000
Huaneng Finance	Weihai Power	3.92	100,000,000	0
Huaneng Finance	Huaiyin II Power	3.92	150,000,000	0
Huaneng Finance	Huaiyin II Power	3.92	200,000,000	200,000,000
Huaneng Finance	Suzhou Industrial Park	5.04	0	0
Huaneng Finance	Suzhou Industrial Park	3.92	40,000,000	0
Huaneng Finance	Qinbei Power	3.92	200,000,000	0
Huaneng Finance	Qinbei Power	3.92	200,000,000	200,000,000
Huaneng Finance	Yushe Power	4.13	100,000,000	0
Huaneng Finance	Yushe Power	4.13	130,000,000	0
Huaneng Finance	Yushe Power	4.13	100,000,000	0
Huaneng Finance	Yushe Power	4.13	330,000,000	330,000,000
Huaneng Finance	Wuhan Power	3.92	200,000,000	0
Huaneng Finance	Wuhan Power	3.92	200,000,000	200,000,000
Huaneng Finance	Wuhan Power	3.92	200,000,000	200,000,000
Huaneng Finance	Wuhan Power	3.92	200,000,000	200,000,000
Huaneng Finance	Yangliuqing Power	3.92	200,000,000	0
Huaneng Finance	Yangliuqing Power	3.92	80,500,000	0
Huaneng Finance	Yangliuqing Power	3.92	200,000,000	200,000,000
Huaneng Finance	Yangliuqing Power	3.92	100,000,000	100,000,000
Huaneng Finance	Tongxiang CGGT	4.13	100,000,000	0
Huaneng Finance	Tongxiang CGGT	4.13	150,000,000	150,000,000
Huaneng Finance	Xiangqi Hydropower	3.92	200,000,000	200,000,000
Huaneng Finance	Suzhou Power	4.13	100,000,000	0
Huaneng Finance	Suzhou Power	4.13	100,000,000	0
Huaneng Finance	Suzhou Power	4.13	70,000,000	0
Huaneng Finance	Suzhou Power	4.13	100,000,000	100,000,000
Huaneng Finance	Suzhou Power	4.13	100,000,000	100,000,000
Huaneng Finance	Suzhou Power	4.13	70,000,000	70,000,000

Lender	Borrower	Interest Rate	Largest Amount Outstanding in 2016	Outstanding Balance as of December 31, 2016
		%	(RMB)	(RMB)
Huaneng Finance	Xindian Power	4.13	0	0
Huaneng Finance	Xindian Power	4.13	200,000,000	100,000,000
Huaneng Finance	Xindian Power	4.13	100,000,000	100,000,000
Huaneng Finance	Hainan Power	3.92	200,000,000	0
Huaneng Finance	Jingmen Power	3.92	400,000,000	200,000,000
Huaneng Finance	Luohuang Power	3.92	200,000,000	0
Huaneng Finance	Luohuang Power	3.92	100,000,000	0
Huaneng Finance	Luohuang Power	3.92	100,000,000	0
Huaneng Finance	Luohuang Power	3.92	200,000,000	200,000,000
Huaneng Finance	Luohuang Power	3.92	100,000,000	100,000,000
Huaneng Finance	Hualiangting Power	4.13	5,000,000	5,000,000
Huaneng Finance	Hualiangting Power	4.13	5,000,000	0
Huaneng Finance	Yingcheng Thermal Power	3.92	60,000,000	60,000,000
Huaneng Finance	Yingcheng Thermal Power	3.92	0	0
Huaneng Finance	Yingcheng Thermal Power	3.92	40,000,000	40,000,000
Huaneng Finance	Pingliang Power	3.92	100,000,000	0
Huaneng Finance	Pingliang Power	3.92	100,000,000	0
Huaneng Finance	Pingliang Power	3.92	100,000,000	100,000,000
Huaneng Finance	Pingliang Power	3.92	100,000,000	100,000,000
Huaneng Finance	Pingliang Power	3.92	100,000,000	100,000,000
Huaneng Group	The Company	4.75	640,484,600	640,484,600
Huaneng Group	Wuhan Power	4.75	24,530,000	24,530,000
The Company	Yuwang Energy	4.75	1,047,000,000	922,500,000
The Company	Yuwang Energy	4.51	100,000,000	100,000,000
The Company	Yuwang Energy	4.28	78,000,000	78,000,000
The Company	Yuwang Energy	4.28	60,000,000	60,000,000
The Company	Yuwang Energy	4.35	60,000,000	60,000,000
The Company	Yuwang Energy	4.28	15,000,000	15,000,000
The Company	Yuwang Energy	4.75	227,000,000	-
The Company	Yuwang Energy	4.75	100,500,000	-
The Company	Yuwang Energy	4.75	88,000,000	-
The Company	Yuwang Energy	5.1	500,000,000	-
The Company	Yuwang Energy	5.06	250,000,000	-
The Company	Yuwang Energy	4.35	100,000,000	-
The Company	Yuwang Energy	5.06	40,000,000	-
The Company	Yuwang Energy	4.35	11,000,000	-
The Company	Huaide Wind Power	4.35	140,000,000	140,000,000
The Company	Huaide Wind Power	4.51	170,000,000	130,000,000
The Company	Huaide Wind Power	4.35	30,000,000	30,000,000
The Company	Huaide Wind Power	4.35	140,000,000	-
The Company	Huaide Wind Power	4.35	68,000,000	-
The Company	Dalian Power	4.51	21,000,000	-
The Company	Wafangdian Wind Power	4.35	112,500,000	-
The Company	Fujian Harbour	4.35	1,561,800,000	1,561,800,000
The Company	Fujian Harbour	4.35	188,000,000	188,000,000
The Company	Fujian Harbour	4.35	21,000,000	21,000,000
The Company	Fujian Harbour	4.35	20,000,000	20,000,000
The Company	Fujian Harbour	4.35	20,000,000	20,000,000
The Company	Fujian Harbour	4.35	5,000,000	5,000,000
The Company	Fujian Harbour	5.70	780,000,000	-
The Company	Fujian Harbour	4.66	780,000,000	-
The Company	Fujian Harbour	4.66	303,000,000	-
The Company	Fujian Harbour	4.66	246,800,000	-
The Company	Fujian Harbour	5.70	208,800,000	-
The Company	Fujian Harbour	5.10	132,000,000	-
The Company	Fujian Harbour	5.70	90,000,000	-
The Company	Fujian Harbour	6.46	70,000,000	-
The Company	Fujian Harbour	5.70	50,000,000	-
The Company	Fujian Harbour	5.70	50,000,000	-
The Company	Fujian Harbour	5.70	43,000,000	-
The Company	Fujian Harbour	5.70	40,000,000	-
The Company	Fujian Harbour	5.70	38,000,000	-
The Company	Fujian Harbour	5.70	30,000,000	-
The Company	Fujian Harbour	4.35	20,000,000	-
The Company	Shanghai Shidongkou	4.28	5,160,000	-
The Company	Linggang Co-generation CCGT	4.51	555,000,000	510,000,000
The Company	Linggang Co-generation CCGT	4.13	400,000,000	-
The Company	Fuyuan Wind Power	4.60	40,000,000	-

Lender	Borrower	Interest Rate	Largest Amount Outstanding in 2016	Outstanding Balance as of December 31, 2016
		%	(RMB)	(RMB)
The Company	Fuyuan Wind Power	4.75	10,000,000	-
The Company	Diandong Energy	4.75	2,271,000,000	2,271,000,000
The Company	Diandong Energy	4.28	1,000,000,000	1,000,000,000
The Company	Diandong Energy	4.28	350,000,000	350,000,000
The Company	Diandong Energy	4.35	380,000,000	230,000,000
The Company	Diandong Energy	4.75	300,000,000	170,000,000
The Company	Diandong Energy	4.35	125,000,000	125,000,000
The Company	Diandong Energy	4.28	122,000,000	122,000,000
The Company	Diandong Energy	4.28	122,000,000	122,000,000
The Company	Diandong Energy	4.75	100,000,000	100,000,000
The Company	Diandong Energy	4.75	100,000,000	100,000,000
The Company	Diandong Energy	4.75	82,000,000	82,000,000
The Company	Diandong Energy	4.75	210,000,000	-
The Company	Diandong Energy	4.60	200,000,000	-
The Company	Diandong Energy	4.60	150,000,000	-
The Company	Diandong Energy	4.75	100,000,000	-
The Company	Diandong Energy	3.95	1,000,000,000	-
The Company	Diandong Energy	4.35	210,000,000	-
The Company	Diandong Energy	4.60	200,000,000	-
The Company	Diandong Energy	4.60	200,000,000	-
The Company	Luhe Wind Power	4.35	10,000,000	10,000,000
The Company	Qidong Wind Power	4.35	360,000,000	360,000,000
The Company	Qidong Wind Power	4.35	40,000,000	25,000,000
The Company	Qidong Wind Power	4.35	360,000,000	-
The Company	Qidong Wind Power	4.35	40,000,000	-
The Company	Dongshan CCGT	4.51	234,396,000	234,396,000
The Company	Dongshan CCGT	4.51	150,000,000	150,000,000
The Company	Dongshan CCGT	4.51	65,604,000	65,604,000
The Company	Dongshan CCGT	4.51	50,000,000	50,000,000
The Company	Dongshan CCGT	4.35	165,000,000	-
The Company	Dongshan CCGT	4.35	80,000,000	-
The Company	Rudong Wind Power	4.28	270,000,000	-
The Company	Rudong Wind Power	4.28	140,000,000	-
The Company	Rudong Wind Power	4.28	50,000,000	-
The Company	Rudong Wind Power	4.35	100,000,000	100,000,000
The Company	Rudong Wind Power	4.35	100,000,000	85,000,000
The Company	Rudong Wind Power	4.35	100,000,000	-
The Company	Rudong Wind Power	4.35	100,000,000	-
The Company	Weihai Power	5.54	24,203,000	-
The Company	Anhui Power	4.35	190,000,000	-
The Company	Anyuan Power	4.35	150,000,000	-
The Company	Anyuan Power	4.35	50,000,000	-
The Company	Taihang Power	4.35	50,000,000	-
The Company	Zuoquan Power	4.35	1,000,000,000	1,000,000,000
The Company	Zuoquan Power	4.35	900,000,000	900,000,000
The Company	Zuoquan Power	4.35	1,900,000,000	-
The Company	Pingliang Power	4.75	2,320,000,000	2,320,000,000
The Company	Pingliang Power	4.60	1,250,000,000	-
The Company	Pingliang Power	4.60	970,000,000	-
The Company	Haimen Port	4.51	160,000,000	160,000,000
The Company	Haimen Port	4.35	410,000,000	-
The Company	Guangdong Power	4.35	190,000,000	-
The Company	Changtu Wind Power	4.51	118,000,000	-
The Company	Changtu Wind Power	4.35	35,000,000	-
The Company	Guilin Power	4.35	20,000,000	-
The Company	Tongxiang CGGT	4.35	400,000,000	400,000,000
The Company	Tongxiang CGGT	4.35	700,000,000	70,000,000
The Company	Tongxiang CGGT	4.35	300,000,000	-
The Company	Tongxiang CGGT	4.35	100,000,000	-
The Company	Tongxiang CGGT	4.35	50,000,000	-
The Company	Tongxiang CGGT	4.35	30,000,000	-
The Company	Yushe Power	4.28	765,000,000	765,000,000
The Company	Yushe Power	4.51	200,000,000	200,000,000
The Company	Yushe Power	4.51	140,000,000	140,000,000
The Company	Yushe Power	4.75	140,000,000	140,000,000
The Company	Yushe Power	4.28	100,000,000	100,000,000
The Company	Yushe Power	4.13	100,000,000	100,000,000
The Company	Yushe Power	4.13	500,000,000	-
The Company	Yushe Power	4.13	365,000,000	-
The Company	Yushe Power	4.79	140,000,000	-
The Company	Yushe Power	4.35	140,000,000	-
The Company	Yushe Power	4.35	100,000,000	-

Lender	Borrower	Interest Rate	Largest Amount Outstanding in 2016	Outstanding Balance as of December 31, 2016
		%	(RMB)	(RMB)
The Company	Shantou Haimen Power	5.19	600,000,000	600,000,000
The Company	Shantou Haimen Power	4.35	500,000,000	500,000,000
The Company	Shantou Haimen Power	5.19	1,400,000,000	270,000,000
The Company	Shantou Haimen Power	6.94	1,000,000,000	-
The Company	Shantou Haimen Power	4.35	330,000,000	-
The Company	Shantou Haimen Power	4.35	300,000,000	-
The Company	Shantou Haimen Power	4.35	250,000,000	-
The Company	Shantou Haimen Power	4.35	70,000,000	-
The Company	Jiangxi Clean Energy	4.35	30,000,000	30,000,000
The Company	Jiangxi Clean Energy	4.35	20,000,000	-
The Company	Qinbei Power	4.35	700,000,000	700,000,000
The Company	Qinbei Power	4.35	700,000,000	700,000,000
The Company	Qinbei Power	4.75	4,200,000	4,200,000
The Company	Qinbei Power	4.35	1,400,000,000	-
The Company	Qinbei Power	4.28	4,200,000	-
The Company	Zhanhua Co-generation	4.75	1,250,000,000	1,250,000,000
The Company	Zhanhua Co-generation	4.37	300,000,000	-
The Company	Huaiyin II Power	4.51	450,000,000	400,000,000
The Company	Huaiyin II Power	4.75	450,000,000	150,000,000
The Company	Huaiyin II Power	4.75	50,000,000	50,000,000
The Company	Huaiyin II Power	4.35	450,000,000	-
The Company	Yueyang Power	4.75	14,780,000	14,780,000
The Company	Yueyang Power	4.28	14,780,000	-
The Company	Guidong Wind Power	4.60	60,000,000	-
The Company	Xiangqi Hydropower	4.51	120,000,000	70,000,000
The Company	Xiangqi Hydropower	4.35	20,000,000	20,000,000
The Company	Xiangqi Hydropower	4.35	200,000,000	-
The Company	Xiangqi Hydropower	4.35	20,000,000	-
The Company	Xiangqi Hydropower	4.35	20,000,000	-
The Company	Xiangqi Hydropower	4.35	20,000,000	-
The Company	Subaoding Wind Power	4.35	50,000,000	-
The Company	Guanyun Co-generation	4.35	50,000,000	50,000,000
The Company	Guanyun Co-generation	4.35	40,000,000	40,000,000
The Company	Guanyun Co-generation	4.35	10,000,000	10,000,000
The Company	Guanyun Co-generation	4.35	64,000,000	-
The Company	Ruijin Power	4.85	100,000,000	-
The Company	Luoyuan Power	4.13	190,000,000	-
The Company	Luoyuan Power	4.13	147,000,000	-
The Company	Luoyuan Power	4.35	130,000,000	-
The Company	Luoyuan Power	4.13	80,000,000	-
The Company	Luoyuan Power	4.35	65,000,000	-
The Company	Luoyuan Power	4.35	60,000,000	-
The Company	Luoyuan Power	4.35	50,000,000	-
The Company	Luoyuan Power	4.35	35,000,000	-
The Company	Luoyuan Power	4.35	10,000,000	-
The Company	Suzihe Hydropower	4.28	190,890,000	190,890,000
The Company	Suzihe Hydropower	4.35	4,900,000	4,900,000
The Company	Suzihe Hydropower	4.35	4,900,000	4,900,000
The Company	Suzihe Hydropower	4.35	4,900,000	4,900,000
The Company	Suzihe Hydropower	4.35	400,890,000	-
The Company	Suzhou Power	4.35	100,000,000	-
The Company	Suzhou CCGT	4.35	8,000,000	8,000,000
The Company	Suzhou CCGT	4.35	220,000,000	-
The Company	Suzhou CCGT	4.35	20,000,000	-
The Company	Suzhou CCGT	4.35	7,000,000	-
The Company	Suzhou CCGT	4.35	3,000,000	-
The Company	Yingkou Xianrendao Co-generation	4.51	40,000,000	-
The Company	Yingkou Co-generation	5.20	700,000,000	700,000,000
The Company	Yingkou Co-generation	4.35	500,000,000	-
The Company	Yingkou Co-generation	4.35	310,000,000	-
The Company	Panxian Wind Power	4.35	54,000,000	-
The Company	Panxian Wind Power	4.35	10,000,000	-
The Company	Panxian Wind Power	4.51	5,000,000	-
The Company	Xindian Power	4.75	1,425,000,000	1,340,000,000
The Company	Xindian Power	4.35	1,285,000,000	-
The Company	Xindian Power	4.35	720,000,000	-
The Company	Liangjiang CCGT	4.35	300,000,000	-
The Company	Liangjiang CCGT	4.35	230,000,000	-
The Company	Liangjiang CCGT	5.35	200,000,000	-
The Company	Liangjiang CCGT	4.35	131,000,000	-
The Company	Liangjiang CCGT	4.35	130,000,000	-
The Company	Liangjiang CCGT	5.08	50,000,000	-

Lender	Borrower	Interest Rate	Largest Amount Outstanding in 2016	Outstanding Balance as of December 31, 2016
		%	(RMB)	(RMB)
The Company	Liangjiang CCGT	5.08	50,000,000	-
The Company	Luohuang Power	4.75	34,500,000	34,500,000
The Company	Luohuang Power	4.28	34,500,000	-
The Company	Changxing Power	4.35	140,000,000	-
The Company	Jieshan Wind Power	4.35	20,000,000	-
The Company	Qingdao Co-generation	4.75	50,000,000	50,000,000
The Company	Qingdao Co-generation	4.51	12,000,000	12,000,000
The Company	Qingdao Co-generation	4.35	50,000,000	-
The Company	Yangliuqing Power	4.75	4,390,000	4,390,000
The Company	Yangliuqing Power	4.28	4,390,000	-
The Company	Hualu Sea Transportation	4.51	130,000,000	130,000,000
The Company	Hualu Sea Transportation	4.51	35,000,000	35,000,000
The Company	Hualu Sea Transportation	4.79	130,000,000	-
The Company	Enshi Maweigou Hydropower	4.51	12,000,000	12,000,000
The Company	Enshi Maweigou Hydropower	4.35	12,000,000	12,000,000
The Company	Enshi Maweigou Hydropower	4.51	10,000,000	10,000,000
The Company	Enshi Maweigou Hydropower	4.51	502,000,000	-
The Company	Dalongtan Hydropower	4.35	30,000,000	-
The Company	Dalongtan Hydropower	4.51	5,000,000	-
The Company	Huaqing Energy	4.51	12,000,000	12,000,000
The Company	Huaqing Energy	4.51	10,000,000	10,000,000
The Company	Huaqing Energy	4.51	10,000,000	10,000,000
The Company	Huaqing Energy	4.51	8,000,000	8,000,000
Tiancheng Financial Leasing	Yuwang Energy	4.42	200,000,000	195,500,000
Tiancheng Financial Leasing	Yuwang Energy	4.42	200,000,000	196,100,000
Tiancheng Financial Leasing	Yuwang Energy	4.42	540,000,000	532,800,000
Tiancheng Financial Leasing	Yuwang Energy	4.42	560,000,000	552,800,000
Tiancheng Financial Leasing	Pingliang Power	4.42	100,000,000	85,000,000
Tiancheng Financial Leasing	Pingliang Power	4.42	260,000,000	232,631,578
Tiancheng Financial Leasing	Diandong Energy	4.42	500,000,000	486,500,000
Tiancheng Financial Leasing	Diandong Energy	4.42	300,000,000	291,750,000
Tiancheng Financial Leasing	Diandong Energy	4.42	175,000,000	171,700,000
Tiancheng Financial Leasing	Diandong Energy	4.42	125,000,000	122,800,000
Xi’an Thermal Power Research Institute	The Company	3.92	100,000,000	100,000,000

Lease Agreement
On August 2, 2016, we entered into a leasing agreement and a property management agreement with Huaneng Property Co., Ltd., pursuant to which a total area of 30,465.70 square meters in Huaneng Mansion will be leased to us and the annual rent (including the property management fee) is RMB 114.54 million, effective from July 1, 2016 to June 30, 2019.
Transactions with Huaneng Group
On November 25, 2015, we entered into the Framework Agreement with Huaneng Group, our ultimate controlling shareholder, for a term commencing on January 1, 2016 and expiring on December 31, 2016. Pursuant to the Huaneng Group Framework Agreement, we will conduct the following transactions with Huaneng Group and its subsidiaries and associates: (i) purchase of ancillary equipment and parts; (ii) purchase of coal and transportation services; (iii) sale of products; (iv) leasing of facilities, land and office spaces; (v) purchase of technical services, engineering contracting services and other services; (vi) provision of entrusted sale services; (vii) deposits of the Company and its subsidiaries; and (viii) entrusted sale service.
On October 14, 2016, the Company signed an agreement for the transfer of equity interests in certain companies with Huaneng Group (the “Transfer Agreement”) and a profit forecasting compensation agreement with Huaneng Group in Beijing. Pursuant to the transfer agreement, the Company agreed to purchase (i) 80% equity interest of Huaneng Shandong Power Limited; (ii) 100% equity interest of Huaneng Jilin Power Limited; (iii) 100% equity interest of Huaneng Heilongjiang Power Limited; and (iv) 90% equity interest of Huaneng Henan Zhongyuan Gas Power Generation Co., Ltd. from Huaneng Group for the consideration of RMB15.114 billion. According to the terms of the agreements, the Company paid 50% of the consideration for such transaction to Huaneng Group on January 9, 2017.
Transactions with Huaneng Finance
On April 22, 2014, we entered into the Huaneng Finance Framework Agreement with Huaneng Finance, a subsidiary of Huaneng Group, for a term commencing on January 1, 2015 and expiring on December 31, 2017. Pursuant to the Huaneng Finance Framework Agreement, we will enter into the following transactions with Huaneng Finance: (i) placing cash deposits by us with Huaneng Finance; (ii) provision of discounting services by Huaneng Finance to us; and (iii) provision of loan advancement by Huaneng Finance to us. Such transactions will be conducted on an on-going basis and will constitute continuing connected transactions under the Hong Kong Listing Rules. During the period from 2015 to 2017, the maximum outstanding balance of the deposits to be placed with Huaneng Finance under the Huaneng Finance Framework Agreement, on a daily basis, will not exceed RMB8 billion. As of December 31, 2016, we placed with Huaneng Finance current deposits of approximately RMB5,155.00 million, which bore interest rates ranging from 0.35% to 1.35% per annum.

Entrusted Management Agreement with Huaneng Group
On January 29, 2015, we have entered into certain entrusted management agreement with Huaneng Group for a term of three years in connection with mutual management of electricity and coal assets. Services under such entrusted management arrangements include preliminary project planning, annual budget and comprehensive planning, power marketing, production management of power plants, construction management, financial management, human resources and labor wages management, administration management, legal service management, assets operation and shareholding management, information disclosure management, related party transaction management, risk and internal control management, general supervision, comprehensive affairs management and reporting/co-ordination management. By entering into these entrusted management arrangements, we aim to further improve the overall and management efficiency of our electricity and coal assets in several provinces via the province level management system of Huaneng Group.
Coal purchases and service fee occurred for transportation
In 2016, we paid RMB14,502.83 million, RMB800.98 million, RMB1,467.84 million, RMB1,666.07 million and RMB2,472.71 million, respectively, to China Huaneng Group Fuel Co., Ltd., Huaneng Energy & Communications Holdings Co., Ltd. and its subsidiaries, Rizhao Power Company, Gansu Huating Coal Power Co., Ltd. and Shanghai Time Shipping for coal purchase and service fees incurred for transportation.
Transactions with Huaneng Group and HIPDC
On June 21, 2016, the Company signed a capital increase agreement with Huaneng Group, HIPDC, State Nuclear Power Technology Company (“SNPTC”) and Huaneng Shidaowan Nuclear Power Development Co., Ltd. (“Shidaowan Nuclear”) (“Capital Increase Agreement”). Pursuant to the capital increase agreement, the parties agreed to contribute the new capital in cash in proportion to their original shareholding in Shidaowan Nuclear. The Company agreed to subscribe an aggregate RMB 135.000 million of the new capital of Shidaowan Nuclear; Huaneng Group agreed to subscribe RMB 180.000 million; HIPDC agreed to subscribe RMB 135.000 million; SNPTC agreed to subscribe RMB 150.000 million. Upon completion of this capital increase, Shidaowan Nuclear’s investing parties and their shareholding percentages are as follows respectively: the Company (22.5%), Huaneng Group (30%), HIPDC (22.5%), and SNPTC (25%).

Transaction with Huaneng Nuclear

On March 22, 2016, the Company signed a capital increase agreement with Huaneng Nuclear Power Development Company Ltd. (“Huaneng Nuclear”), China National Nuclear Power Co., Ltd. (“China National Nuclear”) and Hainan Nuclear Power Limited Liability Company (“Hainan Nuclear”) (“Capital Increase Agreement”). Pursuant to the capital increase agreement, parties agreed to contribute the new capital in cash in proportion to their original shareholding in Huaneng Nuclear. The Company agreed to subscribe for in aggregate RMB 123.696 million of part new capital of Hainan Nuclear; China National Nuclear agreed to subscribe for RMB 210.283 milllion and Huaneng Nuclear agreed to subscribe for RMB 78,341 million. Upon completion of this capital increase, Hainan Nuclear’s investing parties and their shareholding percentages are respectively as follows: the Company (30%), China National Nuclear (51%) and Huaneng Nuclear (19%).

For a detailed discussion of related party transactions, see Note 35 to the Financial Statements.
C.            Interests of experts and counsel
Not applicable.
ITEM 8    Financial Information
A.            Consolidated statements and other financial information
See pages F-1 to F-114.
Legal proceedings
In April 2015, a construction contractor of a subsidiary of the Company brought an arbitration application against the subsidiary due to its dispute on construction settlement, through which, the contractor required the subsidiary to indemnify an amount of approximately RMB83.46 million as construction payment and relevant interests incurred. As of December 31, 2016, it is difficult to estimate reasonably the financial effect arising from this outstanding arbitration since it is still pending for final judgment, therefore no provision has been provided for in respect thereof.

Save as disclosed above, as of December 31, 2016, we are not a defendant in any material litigation or arbitration and no litigation or claim of material importance is known to us or any member of the Board of directors of us to be pending or threatened against us.
Dividend distribution policy
Our articles of association clearly define our cash dividend policy, i.e. when our earnings and accumulative undistributable profits for the current year are positive, and on the condition that our cash flow can satisfy our normal operation and sustainable development, we shall adopt a cash dividend appropriation policy on the principle that the cash dividend payout will not be less than 50% of the distributable profit realized in the then-current year's consolidated financial statement.
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
Our board has proposed a cash dividend of RMB0.29 per ordinary share (tax inclusive) for the year ended December 31, 2016, which is equivalent to RMB11.6 per ADS. The total dividend to be paid upon approval amounts to approximately RMB4,408.11 million.

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
		High	Low
		(US$)	(US$)
2012		37.15	21.02
2013		49.37	33.83
2014		56.44	31.51
2015		61.13	32.76
2016		37.79	22.86

2015	First Quarter	59.94	44.20
	Second Quarter	61.13	48.79
	Third Quarter	52.48	41.50
	Fourth Quarter	49.77	32.76

2016	First Quarter	36.81	29.44
	Second Quarter	37.79	24.61
	Third Quarter	26.36	22.86
	Fourth Quarter	26.04	23.82

2017	First Quarter	29.62	25.31

2016	October	25.90	24.11
	November	25.05	23.82
	December	26.04	24.62

2017	January	26.54	25.55
	February	28.35	25.31
	March	29.62	26.43

Source: Reuters
Each ADS represents 40 H shares. As of March 31, 2017, there were 114 registered holders of American Depositary Receipts evidencing ADS.
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
		Closing Price per H Share
		High	Low
		(HK$)	(HK$)
2012		7.19	4.13
2013		9.64	6.21
2014		10.92	6.21
2015		11.76	6.40
2016		7.27	4.46

2015	First Quarter	11.30	8.54
	Second Quarter	11.76	9.37

		Closing Price per H Share
		High	Low
		(HK$)	(HK$)
	Third Quarter	9.89	9.22
	Fourth Quarter	9.59	6.40

2016	First Quarter	7.12	5.72
	Second Quarter	7.27	4.74
	Third Quarter	5.17	4.46
	Fourth Quarter	5.14	4.61

2017	First Quarter	5.77	4.93

2016	October	4.97	4.72
	November	4.86	4.61
	December	5.14	4.80

2017	January	5.16	4.98
	February	5.49	4.93
	March	5.77	5.16

As of March 31, 2017, there were 492 registered holders of H Shares.
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
Objects and Purposes
We are a joint stock limited company established in accordance with the Standard Opinion for Joint Stock Limited Companies (the "Standard Opinion") and certain other relevant laws and regulations of the PRC. We are registered with the PRC State Administration for Industry and Commerce with business license number Qi Gu Guo Zi No. 000496. Article 10 of our Articles of Association provides that our scope of businesses includes, among other things, investment, construction, operation and management of power plants; development, investment and operation of other export-oriented enterprises related to power plants; production and sale of thermal heat and electricity.
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

Resolutions proposed by shareholder(s) holding 3% or more of the total number of voting shares shall be included in the agenda for the relevant annual general meeting if (i) they are submitted to the board of directors no later than 10 days before the annual general meeting is to be held and (ii) they are matters which fall within the scope of the functions and powers of shareholders' general meeting and have clear subject and concrete terms to be voted upon. The board of directors shall publish a supplementary notice of annual general meeting specifying the resolutions proposed to other shareholders. Upon publication of the supplementary notice, no alteration to the proposed resolutions or addition of other proposed resolutions will be accepted.
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
Shareholders at meetings have the power, among other things, to examine and approve our profit distribution plans and plans to recover losses, the annual budget, an increase or reduction of registered share capital, the reports of our board of directors and supervisory committee, the issuance of debentures, and the plans for merger, division, dissolution or liquidation; to elect or remove our directors and supervisors who are not elected as employees' representatives; and to review and amend our Articles of Association. In addition, the rights of a class of shareholders may not be modified or abrogated, unless approved by a special resolution of shareholders at a general shareholders' meeting and by a special resolution of shareholders of that class of shares at a separate meeting. Our Articles of Association enumerate, without limitation, certain amendments which would be deemed to be a modification or abrogation of the rights of a class of shareholders, including increasing or decreasing the number of shares of such class or the number of shares of a class with voting or distribution rights or privileges equal or superior to the shares of such class, removing or reducing rights to receive dividends in a particular currency, and creating shares with voting or distribution rights or privileges equal or superior to the shares of such class.
Each share is entitled to one vote on all such matters submitted to a vote of our shareholders at the shareholders' general meetings, except for meetings of a special class of shareholders where only holders of shares of the affected class are entitled to vote on the basis of one vote per share of the affected class.
Shareholders are entitled to attend and vote at meetings either in person or by proxy. Proxies must be in writing and deposited at our legal address, or such other place as is specified in the meeting notice, not less than 24 hours before the start of the meeting at which the proxy proposes to vote or the time appointed for the passing of the relevant resolution(s). When the instrument appointing a proxy is executed by the shareholder's attorney-in-fact, such proxy when deposited must be accompanied by a notary-certified copy of the relevant power of attorney or other authority under which the proxy was executed.
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
•	to relieve a director or supervisor from his or her duty to act honestly in our best interests;
•
to approve the expropriation by a director or supervisor (for his or her own benefit or for the benefit of another person) of our assets in any way, including, without limitation, opportunities which may benefit us; or

•
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
A controlling shareholder is defined by our Articles of Association as a shareholder whose capital contribution represents 50% or more of the total capital of our Company, or a shareholder whose shares represent 50% or more of the total issued share capital of our Company, or a shareholder whose capital contribution or shares are less than 50% but obtains significant voting rights to influence the result of the shareholder's general meeting or the resolutions passed thereby.
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
The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the PBOC. On July 21, 2005, the PRC government introduced a floating exchange rate system to allow the value of Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of foreign currencies. Renminbi appreciated by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. On June 19, 2010, the PBOC decided to further promote the reform of the Renminbi exchange rate formation mechanism, and improve the flexibility of the Renminbi exchange rate. Since June 2010, Renminbi has regained steady appreciation against the U.S. dollar, which was reversed by slight depreciation of the Renminbi against the U.S. dollar at the turn to and early 2014. On March 15, 2014, the PBOC announced to further widen the Remninbi's daily trading band against the U.S. dollar from 1% to 2% on either side of the daily reference rate, allowing for greater fluctuations of the exchange rate. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. There remains significant international pressure on the PRC Government to further liberalize its currency policy, which could result in further fluctuations in the value of the Renminbi against the U.S. dollar. However, there is no assurance that there will not be a devaluation of Renminbi in the future. If there is such a devaluation, our debt servicing cost will increase and the return to our overseas investors may decrease.
The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated:

	Noon Buying Rate
Period	End	Average(1)	High	Low
	(RMB per US$1.00)
2012	6.2301	6.2990	6.2221	6.3879
2013	6.0537	6.1412	6.0537	6.2438
2014	6.2046	6.1704	6.0402	6.2591
2015	6.4778	6.2869	6.4896	6.1870
2016	6.9430	6.6549	6.4480	6.9580

		Noon Buying Rate
Period		End	Average(1)	High	Low
		(RMB per US$1.00)
	October	6.7735	6.7303	6.6685	6.7819
	November	6.8837	6.8402	6.7534	6.9195
	December	6.9430	6.9198	6.8771	6.9580
2017	January	6.8768	6.8907	6.8360	6.9575
	February	6.8665	6.8694	6.8517	6.8821
	March	6.8832	6.8940	6.8687	6.9132
	April (through April 7, 2017)	6.8978	6.8903	6.8832	6.8978

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
Enterprises
In accordance with the New Enterprise Income Tax Law that became effective on January 1, 2008, dividends derived from the revenues accumulated from January 1, 2008 and as amended on February 24, 2017 and paid by PRC companies to non-resident enterprises are generally subject to a PRC withholding tax levied at a rate of 10% unless exempted or reduced pursuant to an applicable double-taxation treaty or other exemptions. Dividends paid by PRC companies to resident enterprises, including enterprises established under the laws of non-PRC jurisdictions but whose "de facto management body" is located in the PRC, are not subject to any PRC withholding tax, unless the dividends are derived from the publicly traded shares which have not been held continuously by the resident enterprises for twelve months. According to the Notice on the Issues Concerning Withholding the Enterprise Income Tax on the Dividends Paid by Chinese Resident Enterprise to H Share Holders Which Are Overseas Non-resident Enterprises issued by the State Administration of Taxation on November 6, 2008, Chinese resident enterprises are required to withhold PRC enterprise income tax at the rate of 10% on dividends paid for 2008 and later years payable to their respective H Shares holders who are non-resident enterprises.
Capital gains tax on sales of shares

In accordance with the New Enterprise Income Tax Law, capital gains realized by foreign enterprises which are non-resident enterprises in China upon the sale of overseas shares are generally subject to a PRC withholding tax levied at a rate of 10%, unless exempted or reduced pursuant to an applicable double-taxation treaty or other exemptions. The capital gains realized by resident enterprises, including enterprises established under the laws of non-PRC jurisdictions but whose "de facto management body" is located in the PRC, upon the sales of overseas shares are subject to the PRC enterprise income tax.
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
On March 23, 2016, the Ministry of Finance of PRC and the State Administration of Taxation issued the Circular of Full Implementation of Business Tax to VAT Reform which confirms that business tax will be completely replaced by VAT from May 1, 2016. With effect from May 1, 2016, our income is only subject to VAT and not business tax.
United States federal income tax considerations
The following discussion is a summary of United States federal income tax considerations relating to the ownership and disposition of our H shares or ADSs by a U.S. Holder (as defined below). This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. This discussion does not address all aspects of United States federal income taxation which may be important to particular holders in light of their particular circumstances, such as holders subject to special tax rules including: banks or other financial institutions, insurance companies, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, regulated investment companies, real estate investment trusts, cooperatives, pension plans, tax-exempt organizations (including private foundations), holders who are not U.S. Holders, holders who own (directly, indirectly, or constructively) 10% or more of the voting power or value of our stock, holders that hold H shares or ADSs as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, holders who acquired their ADSs or H shares pursuant to any employee share option or otherwise as compensation, or holders that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any state, local, non-United States, non-income tax (such as the United States federal gift and estate tax), or alternative minimum tax considerations or the Medicare tax. This discussion only addresses holders that hold their H shares or ADSs as "capital assets" (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the "Code"). U.S. Holders are urged to consult their tax advisors regarding the United States federal, state, local, and non-United States income and other tax considerations relating to the ownership and disposition of our H shares or ADSs.
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
Passive Foreign Investment Company Considerations
A non-United States corporation, such as our Company, will be a "passive foreign investment Company" (a "PFIC"), for United States federal income tax purposes for any taxable year, if either (a) 75% or more of its gross income for such year consists of certain types of "passive" income or (b) 50% or more of its average quarterly assets as generally determined on the basis of fair market value during such year produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the Company's unbooked intangibles are taken into account for determining the value of its assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.
We do not believe that we were classified as a PFIC for the taxable year ended December 31, 2016. The determination of whether we will be or become a PFIC will depend, in part, upon the composition of our income and our assets (which are subject to change from year to year) and the market price of our ADSs (of which we cannot control). Although we do not expect that our business plans will change in a manner that will affect our PFIC status, no assurance can be given in this regard. Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance may be given with respect to our PFIC status for any taxable year.
The discussion below under "Dividends" and "Sale or Other Disposition" of H shares or ADSs assumes that we will not be classified as a PFIC for United States federal income tax purposes. See the discussion below under the heading "Passive Foreign Investment Company Rules" for a brief summary of the PFIC rules.
Dividends
The gross amount of any cash distributions (including the amount of any tax withheld) paid on our H shares or ADSs out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will be subject to tax as dividend income on the day actually or constructively received by a U.S. Holder, in the case of H shares, or by the depositary bank, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be reported as a "dividend" for United States federal income tax purposes. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a "qualified foreign corporation" at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met.

A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. There is currently a tax treaty in effect between the United States and the People's Republic of China (the "U.S.-PRC Treaty") which the Secretary of Treasury of the United States determined is satisfactory for these purposes and we believe that we are eligible for the benefits of such treaty. Additionally, our ADSs (but not our H shares) trade on the New York Stock Exchange, an established securities market in the United States and the ADSs are expected to be readily tradable for so long as they continue to be listed on the New York Stock Exchange. Thus, while we presently believe that we are a qualified foreign corporation for purposes of the reduced treaty rate, there can be no assurance that the dividends we pay on our H shares or ADSs will meet the conditions required for the reduced tax rate in the current taxable year or future taxable years. Dividends received on H shares or ADSs will not be eligible for the dividends received deduction allowed to corporations. U.S. Holders are urged to consult their tax advisors regarding the rate of tax that will apply to them with respect to dividends (if any) received from U.S.
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
Sale or Other Disposition of H shares or ADSs
A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of H shares or ADSs in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder's adjusted tax basis in such H shares or ADSs. Any capital gain or loss will be long-term if the H shares or ADSs have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. If any PRC tax were to be imposed on any gain from the disposition of H shares or ADSs between U.S. Holder that is eligible for the benefits of the U.S.PRC Treaty may elect to treat the gain as non-United States source gain or loss. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax credit purposes if a non-U.S. withholding tax is imposed on a disposition of our H shares or ADSs, including the availability of the foreign tax credit under their particular circumstances.
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

Passive Foreign Investment Company Rules
If we were to be classified as a PFIC in any taxable year, a special tax regime will apply to both (a) any "excess distribution" by us to a U.S. Holder (generally, the U.S. Holder's ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by such U.S. Holder in the shorter of the three preceding years or the U.S. Holder's holding period for our H shares or ADSs) and (b) any gain realized on the sale or other disposition of the H shares or ADSs. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over the U.S. Holder's holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. Holder's regular ordinary income rate for the current year and would not be subject to the interest charge discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividends made to a U.S. Holder will not qualify for the lower rates of taxation applicable to long-term capital gains discussed above under "Dividends".
The above results may be eliminated if a "mark-to-market" election is available and a U.S. Holder validly makes such an election. If the election is made, such holder generally will be required to take into account the difference, if any, between the fair market value and its adjusted tax basis in H shares or ADSs at the end of each taxable year as ordinary income or ordinary loss (to the extent of any net mark-to-market gain previously included in income). In addition, any gain from a sale or other disposition of H shares or ADSs will be treated as ordinary income, and any loss will be treated as ordinary loss (to the extent of any net mark-to-market gain previously included in income).
We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections, which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.
As discussed above under "Dividends", dividends that we pay on the ADSs or our H shares will not be eligible for the reduced tax rate that applies to qualified dividend income if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year. In addition, if a U.S. Holder owns the ADSs or our H shares during any taxable year that we are a PFIC, such holder would generally be required to file an annual IRS Form 8621. Each U.S. Holder is advised to consult its tax advisors regarding the potential tax consequences to such holder if we are or become a PFIC, including the possibility of making a mark-to-market election.
Information Reporting
U.S. Holders may be subject to information reporting to the United States Internal Revenue Service with respect to dividends on and proceeds from the sale or other disposition of our H shares or ADSs. U.S. Holders are urged to consult their tax advisors regarding the application of the United States information reporting and backup rules to their particular circumstances.
Certain U.S. Holders who hold "specified foreign financial assets", including stock of a non-U.S. corporation that is not held in an account maintained by a U.S. "financial institution", whose aggregate value exceeds $50,000 during the tax year, may be required to attach to their tax returns for the year certain specified information. An individual who fails to timely furnish the required information may be subject to a penalty. U.S. Holders are urged to consult their tax advisors regarding their reporting obligations under this legislation.
F.             Dividends and paying agents
Not applicable.
G.            Statement by experts
Not applicable.

H.            Documents on display
We are subject to the information reporting requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and, in accordance with the Act, file certain reports and other information with the SEC. You may read and copy any report, statement or other information filed by us at the SEC's public reference rooms in Washington, D.C., New York and Chicago, Illinois. Please call the SEC at 1-800-0330 for further information on the public reference rooms. Our reports and other information filed with the SEC are also available to the public from commercial document retrieval services and the website maintained by the SEC at http://www.sec.gov.
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
Foreign exchange rate risk
The exchange rate of Renminbi to foreign currencies may fluctuate and is affected by, among other things, changes in China's political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the PBOC. On July 21, 2005, the PRC government introduced a floating exchange rate system to allow the value of Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of foreign currencies. Renminbi appreciated by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. On June 19, 2010, the PBOC decided to further promote the reform of the Renminbi exchange rate formation mechanism, and improve the flexibility of the Renminbi exchange rate. Since June 2010, the Renminbi has regained steady appreciation against the U.S. dollar, which was reversed by a slight depreciation of Renminbi against the U.S. dollar at the turn to and early 2014. On March 15, 2014, the PBOC announced to further widen the Remninbi's daily trading band against the U.S. dollar from 1% to 2% on either side of the daily reference rate, allowing for greater fluctuations of the exchange rate. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. There remains significant international pressure on the PRC Government to further liberalize its currency policy. We cannot assure you that any future movements in the exchange rate of the Renminbi against the U.S. dollar and other currencies will not adversely affect our results of operations and financial conditions.
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
The following table provides information, by maturity date, regarding our foreign currency sensitive financial instruments, which consist of bank balances and cash, short-term and long-term debt obligations, capital commitments and forward exchange contracts as of December 31, 2016 and average interest rates for the year ended December 31, 2016.
(RMB expressed in millions, except interest rate and exchange rate)
	As of December 31, 2016
	Expected Maturity Date						Total	Fair Value
	2017	2018	2019	2020	2021	Thereafter
On-balance sheet financial instruments
Bank balances and cash:
In U.S. Dollar	320	-	-	-	-	-	320	320
In Japanese Yen	0.184	-	-	-	-	-	0.184	0.184

Debts
Japanese Yen	7	7	7	7	7	128	163	105
Average interest rate	0.750	0.750	0.750	0.750	0.750	0.750	—	—
Euro	68	68	40	32	32	46	286	230
Average interest rate	2.085	2.085	2.040	2.013	2.010	2.007	—	—

U.S. Dollar	389	389	389	389	389	898	2,843	2,843
Average interest rate	1.920	1.920	1.920	1.920	1.920	1.920	—	—

Gas purchase commitments (U.S. Dollar)	5,703	5,703	5,703	5,718	5,703	17,776	46,305

	As of December 31, 2016
	Expected Maturity Date						Total	Fair Value
	2017	2018	2019	2020	2021	Thereafter
Forward exchange contracts
(Receive US $ / Pay S$)
Contract amount	1,884	498	155	1	-	-	2,538	107
Average Contractual Exchange Rate	1.39	1.39	1.39	1.37	-	-	—	—

	As of December 31, 2015
	Expected Maturity Date						Total	Fair Value
	2016	2017	2018	2019	2029	Thereafter
On-balance sheet financial instruments
Bank balances and cash:
In U.S.Dollar	560	-	-	-	-	-	560	560
In Japanese Yen	0.205	-	-	-	-	-	0.205	0.205
In Hong Kong Dollar	0.128	-	-	-	-	-	0.128	0.128

Debts
Japanese Yen	6	6	6	6	6	122	152	81
Average interest rate	0.750	0.750	0.750	0.750	0.750	0.750	—	—

Euro	66	66	60	42	32	78	344	288
Average interest rate	2.085	2.085	2.079	2.048	2.014	2.013	—	—

U.S. Dollar	389	389	389	389	389	1,125	3,070	3,070
Average interest rate	1.380	1.380	1.380	1.380	1.380	1.380	—	—

Gas purchase commitments (U.S. Dollar)	3,579	3,621	3,621	3,621	3,631	14,502	32,575	32,575

	As of December 31, 2015
	Expected Maturity Date						Total	Fair Value
	2016	2017	2018	2019	2020	Thereafter
Forward exchange contracts
(Receive US$/Pay S$)
Contract amount	2,105	528	140	27	-	-	2,800	139
Average Contractual Exchange Rate	1.36	1.34	1.37	1.39	-	-	—	—

The outstanding balance of the Company's loans denominated in foreign currencies has changed continually as a result of repayments of the loans by the Company according to agreed-upon repayment schedules. The loans denominated in U.S. dollars decreased from RMB3.07 billion as of December 31, 2015 to RMB2.84 billion as of December 31, 2016. The loans denominated in Euros decreased from RMB344 million as of December 31, 2015 to RMB286 million as of December 31, 2016.
Interest rate risk
We are exposed to interest rate risk primarily resulting from fluctuations in interest rates on our debts. Upward fluctuations in interest rates increase the cost of new variable rate debts and the interest cost of outstanding floating rate borrowings.
At present, the interest rate of the Company's loans denominated in RMB is subject to the change of the benchmark interest rate published and adjusted by the PBOC. Different interest rate levels correspond to loans with different terms. New loan contracts entered into hereafter will be subject to current benchmark interest rates. A portion of the Company's loans denominated in foreign currency are fixed rate loans, which are not subject to the changes in market interest rates. Due to the loans borrowed in relation to the acquisition of SinoSing Power, the portion of the loans denominated in foreign currency with floating interest rates increased, which subjects the finance cost of the Company to the fluctuation of market interest rates. In 2009, the Company entered into a floating-to-fixed interest rate swap agreement to hedge against the cash flow interest rate risk of part of the loan. According to the interest rate swap agreement, the Company agrees with the counterparty to settle the difference between fixed contract rates and floating rate interest amounts calculated by reference to the agreed notional amounts quarterly until 2019. The notional amount of the outstanding interest rate swap at December 31, 2016 was US$208 million.
In 2009, Tuas Power completed its refinancing, through which all of its outstanding loans denominated in U.S. dollars were refinanced through loans denominated in Singapore dollars, matching the functional currency of its operation. The loans borrowed by Tuas Power were denominated in Singapore dollars, and the majority of them are with floating interest rates, which subjects the finance cost of the Company to the fluctuation of market interest rates. In 2012 and 2013, TPG also entered into a number of floating-to-fixed interest rate swap agreements to hedge against the cash flow interest rate risk of the loan. According to these interest rate swap agreements, TPG agrees with the counterparty to settle the difference between fixed contract rates and floating rate interest amounts calculated by reference to the agreed notional amount semi-annually until 2020. The notional amount of the outstanding interest rate swap at December 31, 2016 was US$1,358.8 million.
The table below provides information about the Company and its subsidiaries' derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including interest rate swaps and debt obligations. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted average interest rates by expected (contractual) maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Weighted average variable rates are based on implied forward rates in the yield curve at the reporting date.
(RMB expressed in millions, except interest rates)
	As of December 31, 2016
	Expected Maturity Date							Fair
	2017	2018	2019	2020	2021	Thereafter	Total	Value
Debts
Shareholder's, bank and other loans	67,230	12,136	12,034	8,698	7,851	24,271	132,220	132,144
Average interest rate	3.550	3.404	3.157	2.951	2.725	2.725	—	—

Short-term bonds	27,311	-	-	-	-	-	27,311	27,311
Average interest rate	3.453	-	-	-	-	-	—	—

Long-term bonds	3,295	3,989	3,994	-	3,000	1,200	15,478	15,714
Average interest rate	4.786	4.476	3.625	3.625	3.982	3.982	—	—

	As of December 31, 2016
	Notional Amount Expected Maturity Date							Fair
	2017	2018	2019	2020	2021	Thereafter	Total	Value
Debts
Interest Rate Derivatives (US$)
Variable to Fixed	222	222	999	-	-	-	1,443	(70)
Average receive rate	1.86%	2.34%	2.69%	-	-	-	—	—
Average pay rate	4.40%	4.40%	4.40%	-	-	-	—	—

Interest Rate Derivatives (S$)
Variable to Fixed	1,393	1,132	178	3,819	-	-	6,522	(99)
Average receive rate	1.04%	1.57%	1.78%	1.96%	-	-	—	—
Average pay rate	2.468%	2.508%	2.531%	2.531%	-	-	—	—

	As of December 31, 2015
	Expected Maturity Date							Fair
	2016	2017	2018	2019	2020	Thereafter	Total	Value
Debts
Shareholder's, bank and other loans	62,235	12,093	9,201	9,287	6,675	28,773	128,264	128,196
Average interest rate	4.274	4.207	4.134	4.010	3.892	3.892	—	—

Short-term bonds	19,348	-	-	-	-	-	19,348	19,348
Average interest rate	4.387	-	-	-	-	-	—	—

Long-term bonds	11,481	3,287	3,981	3,993	-	-	22,742	23,155
Average interest rate	5.621	5.395	5.370	5.370	-	-	—	—

	As of December 31, 2015
	Notional Amount Expected Maturity Date							Fair
	2016	2017	2018	2019	2020	Thereafter	Total	Value
Debts
Interest Rate Derivatives (US$)
Variable to Fixed	208	208	208	934	-	-	1,558	(80)
Average receive rate	1.89%	2.71%	3.14%	3.29%	-	-	—	—
Average pay rate	4.40%	4.40%	4.40%	4.40%	-	-	—	—

Interest Rate Derivatives (S$)
Variable to Fixed	188	1,331	1,082	170	3,650	-	6,421	(38)
Average receive rate	1.62%	1.84%	2.02%	2.22%	2.35%	-	—	—
Average pay rate	2.452%	2.468%	2.508%	2.531%	2.531%	-	—	—

As of December 31, 2016, the Company's loans denominated in foreign currency amounted to RMB3,292 million, most of which was denominated in U.S. dollars. In addition, SinoSing Power's loans denominated in Singapore dollars amounted to RMB12,385 million as of December 31, 2016. The interest rates of the loans denominated in U.S. dollars and Singapore dollars are relatively low at the current market condition and it is not expected that a significant fluctuation would occur within the foreseeable period, thus it is not expected to cause any material adverse effect on the finance cost of the Company. The Company has paid special attention to the trend of the international interest rate market by keeping up with the market conditions and predicting the future trend, and has made efforts to explore the feasibility of risk management by application of derivative financial instruments. The Company expects to implement the relevant plan according to its internal approval procedures and use interest rate swaps and other derivative financial instruments to control its interest rate risk upon appropriate time.
Commodity price risk
We are exposed to fuel price risk on fuel purchases. SinoSing Power and its subsidiaries use fuel oil swap to hedge against such risk. The table below provides information about the fuel swap contracts that are sensitive to changes in fuel prices, including contract volumes, the weighted average contract prices, and the total contract amount by expected maturity dates.
(RMB expressed in millions, except interest rates and exchange rates)
	As of December 31, 2016
	Expected Maturity Date							Fair
	2017	2018	2019	2020	2021	Thereafter	Total	Value
Fuel Swap contracts
Contract Volumes (MT)	715,675	241,015	74,050	-	-	-	1,030,740	—
Weighted Average Prce (US$/MT)	312.03	298.48	305.44	-	-	-	—	—
Contract Amount (RMB million)	1,551	500	156	-	-	-	2,207	103
Contract Volumes (BBL)	78,960	-	-	-	-	-	78,960	—
Weighted Average Price (US$/BBL)	51.63	-	-	-	-	-	—	—
Contract Amount (RMB million)	28	-	-	-	-	-	28	2

	As of December 31, 2015
	Expected Maturity Date							Fair
	2016	2017	2018	2019	2020	Thereafter	Total	Value
Fuel Swap contracts
Contract Volumes (MT)	930,660	204,205	54,855	10,210	-	-	1,199,930	—
Weighted Average Prce (US$/MT)	338.59	408.86	389.49	389.54	-	-	—	—
Contract Amount (RMB million)	2,044	541	139	26	-	-	2,750	(1,141)
Contract Volumes (BBL)	361,100	-	-	-	-	-	361,100	—
Weighted Average Price (US$/BBL)	48.54	-	-	-	-	-	—	—
Contract Amount (RMB million)	114	-	-	-	-	-	114	-

For other detailed information of the market risk, please refer to the Note 3(a)(i) to the "Financial Statements".
ITEM 12    Description of Securities Other than Equity Securities
A.            Debt Securities
Not applicable.
B.            Warrants and Rights
Not applicable.
C.            Other Securities
Not applicable.
D.            American Depositary Shares
Depositary Fees and Charges
Under the terms of the Deposit Agreement for Huaneng Power International, Inc.'s American Depositary Shares (ADSs), an ADS holder may have to pay the following services fees to the Depositary:
Services	Fees
Issuance of ADSs	$5.00 (or less) per 100 ADSs (or portion of 100 ADSs) issued
Cancellation of ADSs	$5.00 (or less) per 100 ADSs (or portion of 100 ADSs) canceled
Distribution of cash dividends or other cash distributions	$2.00 (or less) per 100 ADSs (or portion of 100 ADSs) held

Services	Fees
Distribution of ADSs pursuant to stock dividends, free stock distributions or exercises of rights	$5.00 (or less) per 100 ADSs (or portion of 100 ADSs) held
Distribution of securities other than ADSs or rights to purchase additional ADSs	$5.00 (or less) per 100 ADSs (or portion of 100 ADSs) held
An ADS holder will also be responsible to pay certain fees and expenses incurred by the Depositary and certain taxes and governmental charges such as:
•	taxes and other governmental charges;
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

Depositary Payments for the Year 2016
In 2016, we received the payment of US$129,108 (inclusive of withholding tax) from the Bank of New York Mellon, the Depositary for our ADR program, for the reimbursement of our expenses related to investors' relation activities and training activities.
PART II
ITEM 13    Defaults, Dividend Arrearages and Delinquencies
None.
ITEM 14    Material Modifications to the Rights of Security Holders and Use of Proceeds
None.
ITEM 15    Controls and Procedures
Disclosure Controls and Procedures
Our management, with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of December 31, 2016 (the "Evaluation Date"), the end of the fiscal year covered by this annual report. Based on this evaluation, our principal executive officer and principal financial officer have concluded that, as of the Evaluation Date, our disclosure controls and procedures were effective.
Management's Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in the Exchange Act Rules 13a-15(f) and 15d-15(f). The Company conducted an evaluation of the effectiveness of the design and implementation of our internal control over financial reporting based upon the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this annual report. The evaluation is conducted under the supervision and with the participation of our management including principal executive officer and principal financial officer of the Company. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2016. The effectiveness of the Company's internal control over financial reporting as of December 31, 2016 has been audited by KPMG Huazhen LLP, an independent registered public accounting firm, as stated in their report which appears herein.
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
Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders of Huaneng Power International, Inc.:

We have audited Huaneng Power International, Inc.’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The management of Huaneng Power International, Inc. is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the internal control over financial reporting of Huaneng Power International, Inc. based on our audit.

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

In our opinion, Huaneng Power International, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position of Huaneng Power International, Inc. and its subsidiaries as of December 31, 2016, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for the year then ended, and our report dated March 21, 2017 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG Huazhen LLP

Beijing, China
March 21, 2017

Changes in Internal Control over Financial Reporting
During the year ended December 31, 2016, no changes occurred in our internal controls over financial reporting that materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.
ITEM 16    Reserved
ITEM 16A    Audit Committee Financial Expert
The Board of Directors has determined that Mr. Yue Heng and Mr. Geng Jianxin qualify as Audit Committee Financial Experts in accordance with the terms of Item 16A of Form 20-F. See "Item 6 Directors, Senior Management and Employees – A. Directors, members of the supervisory committee and senior management".
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
ITEM 16C    Principal Accountant Fees and Services
KPMG Huazhen LLP and KPMG have served as our independent registered public accounting firm for the fiscal years ended December 31, 2016 and 2015, respectively, for which audited consolidated financial statements appear in this annual report on Form 20-F.

The following table shows information about fees payable by us to KPMG Huazhen LLP and KPMG in 2016 and 2015, respectively.
(RMB million)	For the Year Ended December 31,
	2016	2015
Audit fees	30.2	29.2
Audit-related fees	4.9	-
Tax fees	0.4	0.4
All other fees	2.8	0.7
Total	38.3	30.3
Tax Fees
Services provided primarily consist of tax compliance services.
Audit-related Fees

Audit-related services include those other assurances and related services provided by auditors, but not restricted to those that can only reasonably be provided by the external auditors signing the auditors’ report, that are reasonably related to the performance of the audit or review of the Company’s financial statements. The audit-related fees in 2016 were related to acquisition audits.
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
For 2016, all of the services provided by KPMG were pre-approved by the Audit Committee.
ITEM 16D    Exemptions from the Listing Standards for Audit Committees
Not applicable.
ITEM 16E    Purchases of Equity Security by the Issuer and Affiliated Purchasers
Not applicable.
ITEM 16F    Change in Registrant's Certifying Accountant
KPMG (the “Former Auditor”) was previously the principal accountants for our company. On June 23, 2016, that firm was dismissed. With the approvals of our board, the audit committee and shareholders, we appointed KPMG Huazhen LLP, as our principal accountants for the year 2016.

The audit reports of the Former Auditor on the Company’s consolidated financial statements as of and for the years ended December 31, 2014 and 2015 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles. During the two fiscal years ended December 31, 2015 and through June 23, 2016, there were no (i) disagreements with the Former Auditor on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, or (ii) reportable events.

We provided a copy of the foregoing disclosure to the Former Auditor and requested the Former Auditor furnish a letter addressed to the SEC stating whether or not the Former Auditor agreed with such disclosure. A copy of the letter from the Former Auditor addressed to the SEC, dated April 17, 2017, was filed as Exhibit 15.1 hereto.
ITEM 16G    Corporate Governance
Comparison of New York Stock Exchange corporate governance rules and China corporate governance rules for listed companies: under the amended Corporate Governance Rules of New York Stock Exchange

("NYSE"), foreign issuers (including the Company) listed on the NYSE are required to disclose a summary of the significant differences between their domestic corporate governance rules and NYSE corporate governance rules that would apply to a U.S. domestic issuer.  A summary of such differences is listed below:
NYSE corporate governance rules	Corporate governance rules applicable to the domestically listed companies in China and the Company's governance practices
Director Independence

A listed company must have a majority of independent directors on its board of directors.

No director qualifies as "independent" unless the board of directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). In addition, a director must meet certain standards to be deemed independent. For example, a director is not independent if the director is, or has been within the last three years, an employee of the listed company, or an immediate family member is, or has been within the last three years, an executive officer of the listed company, or if the director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than US$120,000 in direct compensation from the listed company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service).

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

(1) review and approve the corporate goals associated with CEO's compensation, evaluate the performance of the CEO in fulfilling these goals, and, either as a committee or together with the other independent directors (as directed by the board) based on such evaluation, determine and approve the CEO's compensation level;

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

The compensation committee may, in its sole discretion, retain or consult a compensation consultant, independent legal counsel or other advisor. The compensation committee shall be directly responsible for the appointment, compensation and oversight of the work of such advisor. A listed company must provide for appropriate funding for payment of reasonable compensation to such advisor. The compensation committee may select such advisor to the compensation committee only after taking into consideration all factors relevant to that person's independence from management.

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

The written charter must also specify the duties and responsibilities of the audit committee, which, at a minimum, must include those set out in Rules 10A-3(b)(2), (3), (4) and (5) of the Exchange Act, as well as other duties and responsibilities, such as to obtain and review a report by the independent auditor at least annually, meet to review and discuss the listed company's annual audited financial statements and quarterly financial statements with management and independent auditor.

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
No similar requirements.
ITEM 16H    Mine Safety Disclosure
Not applicable.
ITEM 17    Financial Statements
Not applicable.
ITEM 18    Financial Statements
See page F-1 through F-114 following Item 19.
ITEM 19    Exhibits
1.1	Articles of Association amended and adopted by the Shareholders' meeting in June 2016.
3.1	Shareholders’ Agreement dated May 31, 1994, incorporated by reference to Exhibit 9.1 of our Registration Statement on Form F-1, filed with the SEC on August 24, 1994. Amendment to Shareholders’ Agreement dated May 12, 2006, incoporated by reference to Exhibit 3.1 of our annual report on Form 20-F for the year ended December 31, 2006, filed with the SEC on April 16, 2007.
8	A list of subsidiaries.
12.1	Certifications of Principal Executive Officer pursuant to Rule 13a-14(a) promulgated under the U.S. Securities Exchange Act of 1934.
12.2	Certifications of Principal Financial Officer pursuant to Rule 13a-14(a) promulgated under the U.S. Securities Exchange Act of 1934.
13.1	Certification pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Letter from KPMG regarding Item 16F of this annual report.

THIS PAGE IS INTENTIONALLY LEFT BLANK

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Huaneng Power International, Inc.:

We have audited the accompanying consolidated statement of financial position of Huaneng Power International, Inc. and its subsidiaries as of December 31, 2016, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Huaneng Power International, Inc. and its subsidiaries as of December 31, 2016, and the results of their operations and their cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the internal control over financial reporting of Huaneng Power International, Inc. as of December 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 21, 2017 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG Huazhen LLP

Beijing, China
March 21, 2017

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders of Huaneng Power International, Inc.:
We have audited the accompanying consolidated statement of financial position of Huaneng Power International, Inc. and its subsidiaries as of December 31, 2015, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for the years ended December 31, 2015 and 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Huaneng Power International, Inc. and its subsidiaries as of December 31, 2015, and the results of their operations and their cash flows for the years ended December 31, 2015 and 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ KPMG

Hong Kong, China
March 22, 2016

Huaneng Power International, Inc.
Consolidated Statements of Comprehensive Income
For the years ended 31 December 2016, 2015 and 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB, except per share data)

		For the year ended 31 December
	Note	2016	2015	2014
		RMB	RMB	RMB

Operating revenue	5	113,814,236	128,904,873	125,406,855
Tax and levies on operations		(1,177,818)	(1,157,760)	(932,485)
Operating expenses
Fuel	6	(56,617,542)	(59,242,367)	(64,762,908)
Maintenance		(4,343,349)	(4,556,361)	(3,729,912)
Depreciation		(14,815,620)	(14,411,632)	(11,646,683)
Labor		(8,043,406)	(7,751,551)	(6,259,588)
Service fees on transmission and transformer facilities of HIPDC		(138,038)	(140,771)	(140,771)
Purchase of electricity		(3,066,415)	(3,581,517)	(5,055,076)
Others	6	(7,234,308)	(8,919,988)	(7,604,790)
Total operating expenses		(94,258,678)	(98,604,187)	(99,199,728)
Profit from operations		18,377,740	29,142,926	25,274,642
Interest income		147,063	160,723	159,550
Financial expenses, net
Interest expense	6	(6,817,526)	(7,945,734)	(7,814,114)
Exchange (loss)/gain and bank charges, net		(250,076)	(24,336)	(9,492)
Total financial expenses, net		(7,067,602)	(7,970,070)	(7,823,606)
Share of profits less losses of associates and joint ventures	8	1,298,889	1,525,975	1,315,876
(Loss) /gain on fair value changes of financial assets/liabilities		(12,986)	(16,742)	42,538
Other investment income	6	1,070,034	115,238	80,580
Profit before income tax expense	6	13,813,138	22,958,050	19,049,580
Income tax expense	32	(3,465,151)	(5,698,943)	(5,487,208)
Net profit		10,347,987	17,259,107	13,562,372

The accompanying notes are an integral part of these financial statements.

Huaneng Power International, Inc.
Consolidated Statements of Comprehensive Income (Continued)
For the years ended 31 December 2016, 2015 and 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB, except per share data)

		For the year ended 31 December
	Note	2016	2015	2014
		RMB	RMB	RMB

Other comprehensive income/(loss), net of tax
Items that may be reclassified subsequently to profit or loss:
Fair value changes of available-for-sale financial asset		(148,041)	558,261	840,289
Gain on disposal of available-for-sale financial asset reclassified to profit or loss		(741,648)	-	-
Share of other comprehensive (loss)/income of investees accounted for under the equity method		(180,572)	678,793	87,579
Effective portion of cash flow hedges		1,015,103	51,922	(789,915)
Translation differences of the financial statements of foreign operations		540,442	(133,116)	(377,889)
Other comprehensive income/(loss), net of tax		485,284	1,155,860	(239,936)
Total comprehensive income		10,833,271	18,414,967	13,322,436
Net profit attributable to:
- Equity holders of the Company		8,520,427	13,651,933	10,757,317
- Non-controlling interests		1,827,560	3,607,174	2,805,055
		10,347,987	17,259,107	13,562,372
Total comprehensive income attributable to:
- Equity holders of the Company		9,005,227	14,807,889	10,517,694
- Non-controlling interests		1,828,044	3,607,078	2,804,742
		10,833,271	18,414,967	13,322,436
Earnings per share attributable to the equity holders of the Company (expressed in RMB per share)
- Basic and diluted	33	0.56	0.94	0.76

The accompanying notes are an integral part of these financial statements.

Huaneng Power International, Inc.
Consolidated Statements of Financial Position
As at 31 December 2016 and 2015
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB)

		As at 31 December
	Note	2016	2015
		RMB	RMB

ASSETS

Non-current assets
Property, plant and equipment	7	223,061,809	219,673,070
Investments in associates and joint ventures	8	19,632,113	19,745,192
Available-for-sale financial assets	10	3,406,032	5,077,863
Land use rights	11	8,456,347	8,313,766
Power generation license	12	3,849,199	3,679,175
Mining rights	13	1,646,271	1,646,271
Deferred income tax assets	30	1,263,957	1,064,391
Derivative financial assets	14	99,721	45,044
Goodwill	15	12,135,729	11,677,182
Other non-current assets	16	4,321,945	4,378,997
Total non-current assets		277,873,123	275,300,951
Current assets
Inventories	17	6,879,143	5,422,732
Other receivables and assets	18	5,533,770	4,087,989
Accounts receivable	19	16,393,471	16,377,401
Derivative financial assets	14	278,602	139,468
Bank balances and cash	34	7,881,630	7,537,813
Total current assets		36,966,616	33,565,403
Total assets		314,839,739	308,866,354

The accompanying notes are an integral part of these financial statements.

Huaneng Power International, Inc.
Consolidated Statements of Financial Position (Continued)
As at 31 December 2016 and 2015
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB)

		As at 31 December
	Note	2016	2015
		RMB	RMB

EQUITY AND LIABILITIES

Capital and reserves attributable to equity holders of the Company
Share capital	20	15,200,383	15,200,383
Capital surplus		24,760,331	24,815,489
Surplus reserves	21	8,140,030	8,140,030
Currency translation differences		(787,881)	(1,327,839)
Retained earnings		38,690,132	37,313,885
		86,002,995	84,141,948
Non-controlling interests		16,183,742	17,551,741
Total equity		102,186,737	101,693,689
Non-current liabilities
Long-term loans	23	64,990,361	66,028,023
Long-term bonds	24	12,182,971	11,261,322
Deferred income tax liabilities	30	2,262,752	2,494,143
Derivative financial liabilities	14	201,169	430,089
Other non-current liabilities	25	2,819,498	3,122,455
Total non-current liabilities		82,456,751	83,336,032
Current liabilities
Accounts payable and other liabilities	26	28,325,227	26,185,764
Taxes payable	27	1,089,105	2,071,471
Dividends payable		1,575,180	788,895
Salary and welfare payables		421,390	313,284
Derivative financial liabilities	14	133,569	874,852
Short-term bonds	28	27,311,103	19,347,706
Short-term loans	29	57,668,874	49,883,489
Current portion of long-term loans	23	9,560,885	12,351,205
Current portion of long-term bonds	24	3,294,736	11,480,661
Current portion of other non-current liabilities	25	816,182	539,306
Total current liabilities		130,196,251	123,836,633
Total liabilities		212,653,002	207,172,665
Total equity and liabilities		314,839,739	308,866,354

These financial statements were approved for issue by the Board of Directors on 21 March 2017 and were signed on its behalf.

The accompanying notes are an integral part of these financial statements.

Huaneng Power International, Inc.
Consolidated Statements of Changes in Equity
For the years ended 31 December 2016, 2015 and 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB)

	Attributable to equity holders of the Company
		Capital surplus
	Share capital	Share premium	Hedging reserve	Available-for-sale financial assets revaluation reserve	Other capital reserve	Subtotal	Surplus reserves	Currency translation differences	Retained earnings	Total	Non-controlling interests	Total equity
Balance as at 1 January 2014	14,055,383	16,233,589	(301,194)	351,251	1,063,422	17,347,068	7,085,454	(817,243)	24,780,003	62,450,665	12,742,309	75,192,974
Profit for the year ended 31 December 2014	-	-	-	-	-	-	-	-	10,757,317	10,757,317	2,805,055	13,562,372
Other comprehensive income/ (loss):
Fair value changes of available-for-sale financial asset - gross	-	-	-	1,120,385	-	1,120,385	-	-	-	1,120,385	-	1,120,385
Fair value changes of available-for-sale financial asset - tax	-	-	-	(280,096)	-	(280,096)	-	-	-	(280,096)	-	(280,096)
Shares of other comprehensive income of investees accounted for under the equity method - gross	-	-	-	116,972	-	116,972	-	-	-	116,972	-	116,972
Shares of other comprehensive income of investees accounted for under the equity method - tax	-	-	-	(29,393)	-	(29,393)	-	-	-	(29,393)	-	(29,393)
Changes in fair value of effective portion of cash flow hedges - gross	-	-	(1,479,632)	-	-	(1,479,632)	-	-	-	(1,479,632)	-	(1,479,632)
Changes in fair value of effective portion of cash flow hedges - tax	-	-	254,590	-	-	254,590	-	-	-	254,590	-	254,590
Cash flow hedges recorded in shareholders’ equity reclassified to inventories - gross	-	-	371,725	-	-	371,725	-	-	-	371,725	-	371,725
Cash flow hedges recorded in shareholders’ equity reclassified to inventories - tax	-	-	(63,193)	-	-	(63,193)	-	-	-	(63,193)	-	(63,193)
Cash flow hedges recorded in shareholders’ equity reclassified to exchange gain and bank charges, net - gross	-	-	(51,772)	-	-	(51,772)	-	-	-	(51,772)	-	(51,772)
Cash flow hedges recorded in shareholders’ equity reclassified to exchange gain and bank charges, net - tax	-	-	8,801	-	-	8,801	-	-	-	8,801	-	8,801
Cash flow hedges recorded in shareholders’ equity reclassified to interest expense - gross	-	-	209,652	-	-	209,652	-	-	-	209,652	-	209,652
Cash flow hedges recorded in shareholders’ equity reclassified to interest expense - tax	-	-	(40,086)	-	-	(40,086)	-	-	-	(40,086)	-	(40,086)
Currency translation differences	-	-	-	-	-	-	-	(377,576)	-	(377,576)	(313)	(377,889)

Total comprehensive (loss)/income for the year ended 31 December 2014	-	-	(789,915)	927,868	-	137,953	-	(377,576)	10,757,317	10,517,694	2,804,742	13,322,436
Dividends relating to 2013	-	-	-	-	-	-	-	-	(5,341,046)	(5,341,046)	(1,739,740)	(7,080,786)
Issuance of new H shares, net of issuance expenses	365,000	2,088,986	-	-	-	2,088,986	-	-	-	2,453,986	-	2,453,986
Capital injections from non-controlling interests of subsidiaries	-	-	-	-	-	-	-	-	-	-	606,719	606,719
Appropriation of surplus reserve	-	-	-	-	-	-	110,895	-	(110,895)	-	-	-
Acquisitions of a subsidiary	-	-	-	-	-	-	-	-	-	-	2,631	2,631
Disposal of a subsidiary	-	-	-	-	-	-	-	-	-	-	(99,958)	(99,958)
Disposal of non-controlling interests of a subsidiary	-	-	-	-	48,192	48,192	-	-	-	48,192	336,512	384,704

Balance as at 31 December 2014	14,420,383	18,322,575	(1,091,109)	1,279,119	1,111,614	19,622,199	7,196,349	(1,194,819)	30,085,379	70,129,491	14,653,215	84,782,706

The accompanying notes are an integral part of these financial statements.

Huaneng Power International, Inc.
Consolidated Statements of Changes in Equity (Continued)
For the years ended 31 December 2016, 2015 and 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB)

	Attributable to equity holders of the Company
		Capital surplus
	Share capital	Share premium	Hedging reserve	Available-for-sale financial assets revaluation reserve	Other capital reserve	Subtotal	Surplus reserves	Currency translation differences	Retained earnings	Total	Non-controlling interests	Total equity
Balance as at 1 January 2015	14,420,383	18,322,575	(1,091,109)	1,279,119	1,111,614	19,622,199	7,196,349	(1,194,819)	30,085,379	70,129,491	14,653,215	84,782,706
Profit for the year ended 31 December 2015	-	-	-	-	-	-	-	-	13,651,933	13,651,933	3,607,174	17,259,107
Other comprehensive income/(loss):
Fair value changes of available-for-sale financial asset - gross	-	-	-	744,348	-	744,348	-	-	-	744,348	-	744,348
Fair value changes of available-for-sale financial asset - tax	-	-	-	(186,087)	-	(186,087)	-	-	-	(186,087)	-	(186,087)
Shares of other comprehensive income of investees accounted for under the equity method - gross	-	-	-	904,007	-	904,007	-	-	-	904,007	-	904,007
Shares of other comprehensive income of investees accounted for under the equity method - tax	-	-	-	(225,214)	-	(225,214)	-	-	-	(225,214)	-	(225,214)
Changes in fair value of effective portion of cash flow hedges - gross	-	-	(962,683)	-	-	(962,683)	-	-	-	(962,683)	-	(962,683)
Changes in fair value of effective portion of cash flow hedges - tax	-	-	166,135	-	-	166,135	-	-	-	166,135	-	166,135
Cash flow hedges recorded in shareholders’ equity reclassified to inventories - gross	-	-	1,003,778	-	-	1,003,778	-	-	-	1,003,778	-	1,003,778
Cash flow hedges recorded in shareholders’ equity reclassified to inventories - tax	-	-	(170,642)	-	-	(170,642)	-	-	-	(170,642)	-	(170,642)
Cash flow hedges recorded in shareholders’ equity reclassified to exchange gain and bank charges, net - gross	-	-	(137,859)	-	-	(137,859)	-	-	-	(137,859)	-	(137,859)
Cash flow hedges recorded in shareholders’ equity reclassified to exchange gain and bank charges, net - tax	-	-	23,436	-	-	23,436	-	-	-	23,436	-	23,436
Cash flow hedges recorded in shareholders’ equity reclassified to interest expense - gross	-	-	161,124	-	-	161,124	-	-	-	161,124	-	161,124
Cash flow hedges recorded in shareholders’ equity reclassified to interest expense - tax	-	-	(31,367)	-	-	(31,367)	-	-	-	(31,367)	-	(31,367)
Currency translation differences	-	-	-	-	-	-	-	(133,020)	-	(133,020)	(96)	(133,116)
Total comprehensive income /(loss) for the year ended 31 December 2015	-	-	51,922	1,237,054	-	1,288,976	-	(133,020)	13,651,933	14,807,889	3,607,078	18,414,967
Dividends relating to 2014	-	-	-	-	-	-	-	-	(5,479,746)	(5,479,746)	(3,285,330)	(8,765,076)
Issuance of new H shares, net of issuance expenses (Note 20)	780,000	3,904,314	-	-	-	3,904,314	-	-	-	4,684,314	-	4,684,314
Capital injection from non-controlling interests of subsidiaries	-	-	-	-	-	-	-	-	-	-	623,107	623,107
Transfer to surplus reserve	-	-	-	-	-	-	943,681	-	(943,681)	-	-	-
Business combinations (Note 39)	-	-	-	-	-	-	-	-	-	-	1,934,865	1,934,865
Others	-	-	-	-	-	-	-	-	-	-	18,806	18,806

Balance as at 31 December 2015	15,200,383	22,226,889	(1,039,187)	2,516,173	1,111,614	24,815,489	8,140,030	(1,327,839)	37,313,885	84,141,948	17,551,741	101,693,689

The accompanying notes are an integral part of these financial statements.

Huaneng Power International, Inc.
Consolidated Statements of Changes in Equity (Continued)
For the years ended 31 December 2016, 2015 and 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB)

	Attributable to equity holders of the Company
		Capital surplus
	Share capital	Share premium	Hedging reserve	Available-for-sale financial assets revaluation reserve	Other capital reserve	Subtotal	Surplus reserves	Currency translation differences	Retained earnings	Total	Non-controlling interests	Total equity
Balance as at 1 January 2016	15,200,383	22,226,889	(1,039,187)	2,516,173	1,111,614	24,815,489	8,140,030	(1,327,839)	37,313,885	84,141,948	17,551,741	101,693,689
Profit for the year ended 31 December 2016	-	-	-	-	-	-	-	-	8,520,427	8,520,427	1,827,560	10,347,987
Other comprehensive income/(loss):
Fair value changes of available-for-sale financial asset - gross	-	-	-	(197,529)	-	(197,529)	-	-	-	(197,529)	-	(197,529)
Gain on disposal of available-for-sale financial asset reclassified to profit or loss - gross	-	-	-	(988,865)	-	(988,865)	-	-	-	(988,865)	-	(988,865)
Fair value changes of and gain on disposal of available-for-sale financial asset - tax	-	-	-	296,705	-	296,705	-	-	-	296,705	-	296,705
Shares of other comprehensive income of investees- accounted for under the equity method - gross	-	-	-	(242,217)	-	(242,217)	-	-	-	(242,217)	-	(242,217)
Shares of other comprehensive income of investees- accounted for under the equity method - tax	-	-	-	61,645	-	61,645	-	-	-	61,645	-	61,645
Changes in fair value of effective portion of cash flow hedges - gross	-	-	574,455	-	-	574,455	-	-	-	574,455	-	574,455
Changes in fair value of effective portion of cash flow hedges - tax	-	-	(95,407)	-	-	(95,407)	-	-	-	(95,407)	-	(95,407)
Cash flow hedges recorded in shareholders’ equity reclassified to inventories - gross	-	-	603,527	-	-	603,527	-	-	-	603,527	-	603,527
Cash flow hedges recorded in shareholders’ equity reclassified to inventories - tax	-	-	(102,600)	-	-	(102,600)	-	-	-	(102,600)	-	(102,600)
Cash flow hedges recorded in shareholders’ equity reclassified to exchange gain and bank charges, net - gross	-	-	(55,838)	-	-	(55,838)	-	-	-	(55,838)	-	(55,838)
Cash flow hedges recorded in shareholders’ equity reclassified to exchange gain and bank charges, net - tax	-	-	9,492	-	-	9,492	-	-	-	9,492	-	9,492
Cash flow hedges recorded in shareholders’ equity reclassified to interest expense - gross	-	-	101,889	-	-	101,889	-	-	-	101,889	-	101,889
Cash flow hedges recorded in shareholders’ equity reclassified to interest expense - tax	-	-	(20,415)	-	-	(20,415)	-	-	-	(20,415)	-	(20,415)
Currency translation differences	-	-	-	-	-	-	-	539,958	-	539,958	484	540,442
Total comprehensive income/(loss) for the year ended 31 December 2016	-	-	1,015,103	(1,070,261)	-	(55,158)	-	539,958	8,520,427	9,005,227	1,828,044	10,833,271
Dividends relating to 2015 (Note 22)	-	-	-	-	-	-	-	-	(7,144,180)	(7,144,180)	(3,481,663)	(10,625,843)
Capital injection from non-controlling interests of subsidiaries	-	-	-	-	-	-	-	-	-	-	285,620	285,620
Balance as at 31 December 2016	15,200,383	22,226,889	(24,084)	1,445,912	1,111,614	24,760,331	8,140,030	(787,881)	38,690,132	86,002,995	16,183,742	102,186,737

The accompanying notes are an integral part of these financial statements.

Huaneng Power International, Inc.
Consolidated Statements of Cash Flows
For the years ended 31 December 2016, 2015 and 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB)

	For the year ended 31 December
	2016	2015	2014
	RMB	RMB	RMB

CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income tax expense	13,813,138	22,958,050	19,049,580
Adjustments to reconcile profit before income tax expense to net cash provided by operating activities:
Depreciation	14,815,620	14,411,632	11,646,683
Provision for impairment loss on property, plant and equipment	1,063,735	1,047,641	1,358,522
Provision for impairment loss on investment in an associate	-	178,131	120,050
Provision for impairment loss on goodwill	-	1,105,649	641,061
Provision for impairment loss on mining rights	-	760,296	-
Provision for impairment loss on land use rights	51,981	-	-
Amortization of land use rights	225,707	213,206	133,069
Amortization of other non-current assets	121,388	92,775	99,528
Amortization of employee housing subsidies	866	940	940
Recognition/(reversal) of provision for doubtful accounts	89,498	(3,392)	4,577
(Reversal)/recognition of provision for inventory obsolescence	(256)	1,828	(2,647)
Loss /(gain) on fair value changes of financial assets/liabilities	12,986	16,742	(42,538)
Other investment income	(1,070,034)	(115,238)	(80,580)
Net loss on disposals of non-current assets	590,049	438,321	427,034
Unrealized exchange loss/ (gain), net	195,055	166,148	(34,769)
Share of profits less losses of associates and joint ventures	(1,298,889)	(1,525,975)	(1,315,876)
Interest income	(147,063)	(160,723)	(159,550)
Interest expense	6,817,526	7,945,734	7,814,114
Others	(213,089)	(89,332)	(217,829)
Changes in working capital:
Inventories	(1,270,582)	2,106,821	(195,853)
Other receivables and assets	(20,810)	72,925	(64,288)
Accounts receivable	(838,272)	(175,429)	466,878
Restricted cash	(11,566)	499,899	(243,624)
Accounts payable and other liabilities	1,811,681	(2,932,761)	(1,417,668)
Taxes payable	1,279,505	1,366,209	1,245,941
Salary and welfare payables	100,353	75,803	(17,566)
Interest received	84,806	102,813	97,374
Income tax expense paid	(4,692,509)	(6,196,005)	(5,992,496)
Net cash provided by operating activities	31,510,824	42,362,708	33,320,067

The accompanying notes are an integral part of these financial statements.

Huaneng Power International, Inc.
Consolidated Statements of Cash Flows (Continued)
For the years ended 31 December 2016, 2015 and 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB)

		For the year ended 31 December
	Note	2016	2015	2014
		RMB	RMB	RMB

CASH FLOWS FROM INVESTING ACTIVITIES
Payment for the purchase of property, plant and equipment		(20,144,903)	(24,191,285)	(19,858,216)
Proceeds from disposal of property, plant and equipment		144,346	109,013	70,712
Prepayments of land use rights		(89,430)	(136,045)	(500,100)
Payment for the purchase of other non-current assets		(50,653)	(6,981)	(21,576)
Cash dividends received		1,057,642	937,189	565,334
Payment for investment in associates and joint ventures		(276,118)	(889,780)	(266,877)
Cash consideration paid for acquisition of subsidiaries, net of cash acquired	39	157,421	(8,887,882)	(17,991)
Cash received from disposal of available-for-sale financial assets		1,474,301	-	-
Cash received from disposal of a subsidiary		-	-	503,809
Others		77,748	50,759	54,092
Net cash used in investing activities		(17,649,646)	(33,015,012)	(19,470,813)

The accompanying notes are an integral part of these financial statements.

Huaneng Power International, Inc.
Consolidated Statements of Cash Flows (Continued)
For the years ended 31 December 2016, 2015 and 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB)

		For the year ended 31 December
	Note	2016	2015	2014
		RMB	RMB	RMB

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of short-term bonds		32,982,340	18,980,000	17,971,000
Repayments of short-term bonds		(25,000,000)	(18,000,000)	(15,000,000)
Proceeds from short-term loans		85,689,874	67,298,044	61,503,204
Repayments of short-term loans		(77,904,489)	(62,600,955)	(55,896,200)
Proceeds from long-term loans		15,978,023	9,943,689	9,647,090
Repayments of long-term loans		(20,702,421)	(12,799,719)	(17,522,953)
Issuance of long-term bonds		4,200,000	-	3,988,000
Repayments of long-term bonds		(11,500,000)	(5,000,000)	(5,700,000)
Interest paid		(7,344,781)	(8,677,316)	(8,097,216)
Net proceeds from the issuance of new H shares		-	4,684,314	2,453,986
Net capital injection from non-controlling interests of subsidiaries		285,620	623,107	606,719
Dividends paid to shareholders of the Company		(7,206,220)	(5,535,655)	(5,341,046)
Dividends paid to non-controlling interests of subsidiaries		(2,695,378)	(2,954,194)	(1,474,329)
Proceeds from sales leaseback classified as finance lease		-	100,000	1,500,000
Cash received from disposal of non-controlling interests of a subsidiary		-	-	384,702
Others		(384,418)	(201,974)	82,863
Net cash used in financing activities		(13,601,850)	(14,140,659)	(10,894,180)
Effect of exchange rate fluctuations on cash held		72,923	32,846	(58,379)
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		332,251	(4,760,117)	2,896,695
Cash and cash equivalents as at beginning of the year		7,478,250	12,238,367	9,341,672
CASH AND CASH EQUIVALENTS AS AT END OF THE YEAR	34	7,810,501	7,478,250	12,238,367

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

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”) and the disclosure requirements of the Hong Kong Companies Ordinance. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. These financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets and derivative financial assets and liabilities.

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

As at and for the year ended 31 December 2016, a portion of the Company and its subsidiaries’ funding requirements for capital expenditures were satisfied by short-term financing. Consequently, as at 31 December 2016, the Company and its subsidiaries have net current liabilities of approximately RMB93.2 billion. Taking into consideration of the expected operating cash flows of the Company and its subsidiaries and the undrawn available banking facilities of approximately RMB262.8 billion as at 31 December 2016, the Company and its subsidiaries are expected to refinance certain of its short-term loans and bonds and also to consider alternative sources of financing, where applicable and when needed. Therefore, the directors of the Company are of the opinion that the Company and its subsidiaries will be able to meet its liabilities as and when they fall due within the next twelve months and accordingly, these consolidated financial statements are prepared on a going concern basis.

2	Principal accounting policies (Continued)

(a)	Basis of preparation (Continued)

The IASB has issued a new standard and a number of amendments to IFRSs that are first effective for the current accounting period of the Company and its subsidiaries. None of these new standard or developments have had a material effect on how the Company and its subsidiaries’ results and financial position for the current or prior periods have been prepared or presented. The Company and its subsidiaries have not applied any new standard or interpretation that is not yet effective for current accounting period.

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

The acquisition method is used to account for the business combinations of the Company and its subsidiaries (including business combinations under common controls). The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Company and its subsidiaries. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the Company and its subsidiaries recognize any non-controlling interests in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the recognized amounts of acquiree’s identifiable net assets. The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill (Note 2(i)). If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in profit or loss.

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

Loans and receivables refer to the non-derivative financial assets for which there is no quotation in the active market with fixed or determinable amount. They are included in current assets, except for maturities greater than 12 months after the end of reporting period which are classified as non-current assets. Loans and receivables are primarily included in as ‘accounts receivable’, ‘other receivables and assets’ , ‘loans to subsidiaries’ and ‘other non-current assets’ in the statement of financial position.

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

The applicable tax rate of VAT in respect of the lease of tangible movable properties, transportation industry and other modern services industry are 17%, 11% and 6%, respectively.

According to the relevant regulations of Ministry of Finance of PRC and State Administration of Taxation, the transformation from Business Tax to VAT launched nation-wide from 1 May 2016 and all business tax taxpayers in the construction industry, real estate industry, financial industry, living services were included. The applicable tax rate of VAT in respect of sectors including construction services, lease of immovables, sale of immovables and transfer of land use rights is 11%, and in respect of financial and living services is 6%.

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

Employee benefits include all expenditures relating to the employees for their services. The Company and its subsidiaries recognize employee benefits as liabilities during the accounting period when employees render services and allocate to related cost of assets and expenses based on different beneficiaries.

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

Government grants are recognized when the Company and its subsidiaries fulfill the conditions attached to them and they are probable to be received. When government grants are received in the form of monetary assets, they are measured at the amount received or receivable. When the grant is in the form of non-monetary assets, it is measured at fair value. When fair value cannot be measured reliably, nominal amount is assigned.

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

(ab)	Standards and amendments to published standards that are not yet effective but relevant to the Company and its subsidiaries

The following are standards or amendments to existing standards that have been published and are mandatory for the accounting periods beginning on or after 1 January 2017, but the Company and its subsidiaries have not early adopted:

2	Principal accounting policies (Continued)

(ab)	Standards and amendments to published standards that are not yet effective but relevant to the Company and its subsidiaries (Continued)

•	Amendments to IAS 7, ‘Disclosure initiative’, which will be effective for accounting periods beginning on or after 1 January 2017.
•	Amendments to IAS 12, ‘Income taxes - Recognition of deferred tax assets for unrealised losses’, which will be effective for accounting periods beginning on or after 1 January 2017.
•	IFRIC 22, ‘Foreign currency transactions and advance consideration’, which will be effective for accounting periods beginning on or after 1 January 2018.
•	IFRS 15, ‘Revenue from contracts with customers’, which will be effective for accounting periods beginning on or after 1 January 2018.
•	IFRS 9, ‘Financial instrument (2014)’, which will be effective for accounting periods beginning on or after 1 January 2018.
•	IFRS 16, ‘Leases’, which will be effective for accounting periods beginning on or after 1 January 2019.

The Company and its subsidiaries are in the process of making an assessment of what the impact of these amendments and new standards is expected to be in the period of initial application. So far it has concluded that the adoption of the standards or amendments effective for accounting periods beginning on or after 1 January 2017 is unlikely to have a significant impact on the Company and its subsidiaries’ results of operations and financial position. As the Company and its subsidiaries have not completed its assessment, further impacts may be identified in due course and will be taken into consideration when determining whether to adopt any of these new requirements before their effective date and which transitional approach to take, when there are alternative approaches allowed under the new standards.

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

Foreign exchange risk of the entities operating within the PRC primarily arises from loans denominated in foreign currencies of the Company and its subsidiaries. SinoSing Power and its subsidiaries are exposed to foreign exchange risk on accounts payable and other payables that are denominated primarily in US$, a currency other than Singapore dollar (“S$”), their functional currency. Please refer to Note 23 and 26 for details. The Company and its subsidiaries manage exchange risk through closely monitoring interest and exchange market.

As at 31 December 2016, if RMB had weakened/strengthened by 5% (2015: 5%) against US$ and 3% (2015: 3%) against EUR (“€”) with all other variables constant, the Company and its subsidiaries would further recognize exchange loss/gain amounted RMB142 million (2015: RMB144 million) and RMB9 million (2015: RMB10 million), respectively. The ranges of such sensitivity disclosed above were based on the observation on the historical trend of related exchange rates during the previous year under analysis.

As at 31 December 2016, if S$ had weakened/strengthened by 10% (2015: 10%) against US$ with all other variables constant, the Company and its subsidiaries would further recognize exchange loss/gain amounted RMB10 million (2015: RMB2 million). The ranges of such sensitivity disclosed above were based on the management’s experience and forecast.

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

As at 31 December 2016, if interest rates on RMB-denominated borrowings had been 50 basis points higher/lower with all other variables held constant, interest expense for the year would have been RMB520 million (2015: RMB410 million) higher/lower. If interest rates on US$-denominated borrowings had been 50 basis points higher/lower with all other variables held constant, interest expense for the year would have been RMB7 million (2015: RMB8 million) higher/lower. If interest rates on S$-denominated borrowings had been 100 basis points higher/lower with all other variables held constant, interest expense for the year would have been RMB59 million (2015: RMB60 million) higher/lower. The ranges of such sensitivity disclosed above were based on the observation on the historical trend of related interest rates during the previous year under analysis.

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

Singapore subsidiaries derive revenue mainly from sale of electricity to the National Electricity Market of Singapore operated by Energy Market Company Pte Ltd., which does not have high credit risk. Singapore subsidiaries also derive revenue mainly from retailing electricity to consumers with monthly consumption of more than 2,000kWh. These customers engage in a wide spectrum of manufacturing and commercial activities in a variety of industries. Singapore subsidiaries hold cash deposits of RMB175.86 million (2015: RMB172.51 million) and guarantees from creditworthy financial institutions as a security from these customers.

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

Financial liabilities due within 12 months are presented as current liabilities in the statement of financial position. The cash flows of derivative financial liabilities and repayment schedules of the long-term loans and long-term bonds are disclosed in Note 14, 23 and 24, respectively.

(b)	Fair value estimation

(i)	Fair value measurements

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

•	Level 1- Quoted prices (unadjusted) in active markets for identical assets or liabilities.
•	Level 2- Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).
•	Level 3- Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

3	Financial and capital risks management (Continued)

(b)	Fair value estimation (Continued)

(i)	Fair value measurements (Continued)

The following table presents the assets and liabilities that are measured at fair value at 31 December 2016.

	Level 1	Level 2	Level 3	Total

Assets
Financial assets at fair value through profit or loss
– Trading derivatives (Note 14)	-	5,881	-	5,881
Derivatives used for hedging (Note 14)	-	372,442	-	372,442
Available-for-sale financial assets
– Equity securities (Note 10)	1,820,713	-	-	1,820,713
Total assets	1,820,713	378,323	-	2,199,036
Liabilities
Financial liabilities at fair value through profit or loss
– Trading derivatives (Note 14)	-	619	-	619
Derivatives used for hedging (Note 14)	-	334,119	-	334,119
Total liabilities	-	334,738	-	334,738

The following table presents the assets and liabilities that are measured at fair value at 31 December 2015.

	Level 1	Level 2	Level 3	Total

Assets
Financial assets at fair value through profit or loss
– Trading derivatives (Note 14)	-	40,843	-	40,843
Derivatives used for hedging (Note 14)	-	143,669	-	143,669
Available-for-sale financial assets
– Equity securities (Note 10)	3,492,510	-	-	3,492,510
Total assets	3,492,510	184,512	-	3,677,022
Liabilities
Financial liabilities at fair value through profit or loss
– Trading derivatives (Note 14)	-	23,391	-	23,391
Derivatives used for hedging (Note 14)	-	1,281,550	-	1,281,550
Total liabilities	-	1,304,941	-	1,304,941

3	Financial and capital risks management (Continued)

(b)	Fair value estimation (Continued)

(i)	Fair value measurements (Continued)

The fair value of financial instruments traded in active markets is based on quoted market prices at the end of reporting period. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the Company and its subsidiaries is the current bid price. These instruments are included in level 1. As at 31 December 2016 and 2015, instrument included in level 1 are equity investments in Yangtze Power and Bank of Jiangsu Co., Ltd. (“Bank of Jiangsu”) classified as available for sale.

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

During the year ended 31 December 2016, there are no transfers of financial instruments between level 1 and level 2, or transfers into or out of level 3.

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

The estimated fair value of long-term loans and long-term bonds (both including current maturities) was approximately RMB74.48 billion and RMB15.71 billion as at 31 December 2016 (2015: RMB78.31 billion and RMB23.15 billion), respectively. The aggregate book value of these liabilities was approximately RMB74.55 billion and RMB15.48 billion as at 31 December 2016 (2015: RMB78.38 billion and RMB22.74 billion), respectively.

(c)	Capital risk management

The objectives of the Company and its subsidiaries when managing capital are to safeguard the ability of the Company and its subsidiaries in continuing as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

The Company and its subsidiaries monitor capital by using debt ratio analysis. This ratio is calculated as total liabilities (sum of current liabilities and non-current liabilities) divided by total assets as shown in the consolidated statement of financial position. During 2016, the strategy of the Company and its subsidiaries remained unchanged from 2015. The debt ratio of the Company and its subsidiaries as at 31 December 2016 was 67.54% (2015: 67.08%).

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

(a)	Accounting estimates on impairment of goodwill and power generation license

The Company and its subsidiaries perform test annually whether goodwill and power generation license have suffered any impairment in accordance with the accounting policies stated in Note 2(i) and 2(g), respectively. The recoverable amounts of CGU or CGUs to which goodwill and the power generation license have been allocated are determined based on value-in-use calculations. These calculations require the use of estimates (Note 12 and 15). It is reasonably possible, based on existing knowledge, that outcomes within the next financial period that are different from assumptions could require a material adjustment to the carrying amounts of goodwill and power generation license.

4	Critical accounting estimates and judgments (Continued)

(a)	Accounting estimates on impairment of goodwill and power generation license (Continued)

For goodwill allocated to CGUs in the PRC, changes of assumptions in tariff and fuel price could have affected the results of goodwill impairment assessment. As at 31 December 2016, if tariff had decreased by 1% or 5% from management’s estimates with other variables constant with the expectations, the Company and its subsidiaries would have to recognize impairment against goodwill by approximately RMB176 million and RMB1,043 million, respectively. If fuel price had increased by 1% or 5% from the management’s estimates with other variables constant with the expectations, the Company and its subsidiaries would have to recognize impairment against goodwill by RMB37 million and RMB899 million, respectively.

For the sensitivity analysis of power generation license and goodwill of Tuas Power, please refer to Note 12 and 15.

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

(d)	Estimated impairment of other non-current assets

The Company and its subsidiaries test whether property, plant and equipment, land use rights and mining rights suffered from impairment whenever an impairment indication exists. In accordance with Note 2(j), an impairment loss is recognized for the amount by which the carrying amount of the asset exceeds its recoverable amount. It is reasonably possible, based on existing knowledge, that outcomes within the next financial period that are different from assumptions could require a material adjustment to the carrying amount of property, plant and equipment, land use rights and mining rights.

4	Critical accounting estimates and judgments (Continued)

(d)	Estimated impairment of other non-current assets (Continued)

Changes of assumptions in tariff and fuel price will affect the result of property, plant and equipment, land use rights and mining rights impairment assessment. For power plants assets that are subject to impairment testing, as at 31 December 2016, if tariff had decreased by 1% or 5% from management’s estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognize impairment against property, plant and equipment and land use rights by approximately RMB92 million and RMB779 million, respectively. If fuel price had increased by 1% or 5% from the management’s estimates with other variables constant with the expectations, the impairment against property, plant and equipment, land use rights and mining rights of the Company and its subsidiaries would decrease totaling by approximately RMB8 million and RMB38 million, respectively.

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

5	Revenue and segment information

Revenues recognized during the year are as follows:

	For the year ended 31 December
	2016	2015	2014

Sales of power and heat	112,794,536	127,849,408	124,561,854
Port service	237,347	211,685	204,763
Transportation service	105,505	104,721	135,256
Others	676,848	739,059	504,982
Total	113,814,236	128,904,873	125,406,855

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

Senior management assesses the performance of the operating segments based on a measure of profit before income tax expense under China Accounting Standard for Business Enterprises (“PRC GAAP”) excluding dividend income received from available-for-sale financial assets, gains on disposal of available-for-sale financial asset and operating results of the centrally managed and resource allocation functions of headquarters (“Segment results”). Other information provided, except as noted below, to the senior management of the Company is measured under PRC GAAP.

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

5	Revenue and segment information (Continued)

All sales among the operating segments have been eliminated as internal transactions when preparing consolidated financial statements.

			(Under PRC GAAP)
	PRC power segment	Singapore segment	All other segments	Total

For the year ended 31 December 2016
Total revenue	104,746,690	8,758,822	634,965	114,140,477
Inter-segment revenue	-	-	(326,241)	(326,241)
Revenue from external customers	104,746,690	8,758,822	308,724	113,814,236
Segment results	14,215,671	(282,703)	(35,371)	13,897,597
Interest income	76,768	69,672	623	147,063
Interest expense	(6,067,194)	(481,263)	(137,825)	(6,686,282)
Impairment (loss)/reversal	(1,197,382)	899	(8,475)	(1,204,958)
Depreciation and amortization	(13,786,933)	(778,426)	(203,493)	(14,768,852)
Net loss on disposal of non-current assets	(577,322)	(172)	(14,303)	(591,797)
Share of profits less losses of associates and joint ventures	1,104,614	-	76,477	1,181,091
Income tax expense	(3,681,737)	44,135	57,489	(3,580,113)

For the year ended 31 December 2015
Total revenue	118,418,506	10,143,793	588,266	129,150,565
Inter-segment revenue	-	-	(245,692)	(245,692)
Revenue from external customers	118,418,506	10,143,793	342,574	128,904,873
Segment results	24,073,432	(313,253)	(281,457)	23,478,722
Interest income	93,324	66,898	501	160,723
Interest expense	(7,181,116)	(452,034)	(163,325)	(7,796,475)
Impairment (loss)/reversal	(2,913,766)	1,744	(178,131)	(3,090,153)
Depreciation and amortization	(13,244,965)	(772,003)	(245,936)	(14,262,904)
Net (loss)/gain on disposal of non-current assets	(427,286)	22,450	(1)	(404,837)
Share of profits less losses of associates and joint ventures	1,421,072	-	24,915	1,445,987
Income tax expense	(6,104,619)	254,772	14,397	(5,835,450)

For the year ended 31 December 2014 (Restated*)
Total revenue	125,271,587	14,370,406	537,452	140,179,445
Inter-segment revenue	-	-	(152,755)	(152,755)
Revenue from external customers	125,271,587	14,370,406	384,697	140,026,690
Segment results	22,113,100	138,143	(850,805)	21,400,438
Interest income	97,012	72,128	813	169,953
Interest expense	(7,803,090)	(426,019)	(172,189)	(8,401,298)
Impairment (loss)/reversal	(1,488,619)	3,228	(696,812)	(2,182,203)
Depreciation and amortization	(12,131,006)	(821,574)	(180,484)	(13,133,064)
Net loss on disposal of non-current assets	(469,819)	(5)	(8)	(469,832)
Share of profits less losses of associates and joint ventures	1,143,326	-	49,208	1,192,534
Income tax expense	(6,204,709)	(8,767)	1,590	(6,211,886)

5	Revenue and segment information (Continued)

			(Under PRC GAAP)
	PRC power segment	Singapore segment	All other segments	Total

31 December 2016
Segment assets	262,832,643	28,141,718	11,611,683	302,586,044
Including:
Additions to non-current assets (excluding financial assets and deferred income tax assets)	19,962,461	230,974	854,484	21,047,919
Investments in associates	13,254,236	-	2,868,139	16,122,375
Investments in joint ventures	1,197,665	-	785,610	1,983,275
Segment liabilities	(186,489,967)	(14,027,606)	(5,620,515)	(206,138,088)

31 December 2015
Segment assets	253,376,399	27,487,701	10,703,373	291,567,473
Including:
Additions to non-current assets (excluding financial assets and deferred income tax assets)	22,421,000	160,282	642,949	23,224,231
Investments in associates	13,026,027	-	2,806,231	15,832,258
Investments in joint ventures	1,569,614	-	785,004	2,354,618
Segment liabilities	(176,406,566)	(14,876,229)	(5,097,402)	(196,380,197)

A reconciliation of revenue from external customers to operating revenue is provided as follows:

	For the year ended 31 December
	2016	2015	2014(Restated*)

Revenue from external customers (PRC GAAP)	113,814,236	128,904,873	140,026,690
Reconciling item:
Impact of restatement under PRC GAAP
in relation to business combination
under common control*	-	-	(14,619,835)
Operating revenue per IFRS consolidated statement of comprehensive income	113,814,236	128,904,873	125,406,855

A reconciliation of segment result to profit before income tax expense is provided as follows:

	For the year ended 31 December
	2016	2015	2014(Restated*)

Segment results (PRC GAAP)	13,897,597	23,478,722	21,400,438
Reconciling items:
Loss related to the headquarter	(699,053)	(327,262)	(87,313)
Investment income from China
Huaneng Finance Co., Ltd.
(“Huaneng Finance”)	132,018	135,971	156,061
Dividend income of available-for-sale financial assets	103,037	97,696	102,229
Gains on disposal of available-for-sale financial asset	932,738	-	-
Impact of restatement under PRC GAAP in relation to business combination under common control*	-	-	(2,696,622)
Impact of other IFRS adjustments**	(553,199)	(427,077)	174,787
Profit before income tax expense per IFRS consolidated statement of comprehensive income	13,813,138	22,958,050	19,049,580

5	Revenue and segment information (Continued)

Reportable segments’ assets are reconciled to total assets as follows:

	As at 31 December
	2016	2015

Total segment assets (PRC GAAP)	302,586,044	291,567,473
Reconciling items:
Investment in Huaneng Finance	1,314,603	1,329,753
Deferred income tax assets	1,558,670	1,305,548
Prepaid income tax	141,423	2,393
Available-for-sale financial assets	3,456,032	5,127,863
Corporate assets	360,854	396,693
Impact of other IFRS adjustments**	5,422,113	9,136,631
Total assets per IFRS consolidated statement of financial position	314,839,739	308,866,354

Reportable segments’ liabilities are reconciled to total liabilities as follows:

	As at 31 December
	2016	2015

Total segment liabilities (PRC GAAP)	(206,138,088)	(196,380,197)
Reconciling items:
Current income tax liabilities	(440,791)	(1,054,246)
Deferred income tax liabilities	(1,355,099)	(1,417,972)
Corporate liabilities	(4,717,617)	(4,937,450)
Impact of other IFRS adjustments**	(1,407)	(3,382,800)
Total liabilities per IFRS consolidated statement of financial position	(212,653,002)	(207,172,665)

Other material items:
	Reportable segment total	Headquarters	Investment income from Huaneng Finance	Impact of restatement under PRC GAAP in relation to business combination under common control*	Impact of other IFRS adjustments**	Total

For the year ended 31 December 2016
Interest expense	(6,686,282)	(131,244)	-	-	-	(6,817,526)
Depreciation and amortization	(14,768,852)	(48,934)	-	-	(344,929)	(15,162,715)
Impairment loss	(1,204,958)	-	-	-	-	(1,204,958)
Share of profits less losses of associates and joint ventures	1,181,091	-	132,018	-	(14,220)	1,298,889
Net loss on disposal of non-current assets	(591,797)	(14)	-	-	1,762	(590,049)
Income tax expense	(3,580,113)	-	-	-	114,962	(3,465,151)

For the year ended 31 December 2015
Interest expense	(7,796,475)	(149,259)	-	-	-	(7,945,734)
Depreciation and amortization	(14,262,904)	(60,236)	-	-	(394,473)	(14,717,613)
Impairment loss	(3,090,153)	-	-	-	-	(3,090,153)
Share of profits less losses of associates and joint ventures	1,445,987	-	135,971	-	(55,983)	1,525,975
Net loss on disposal of non-current assets	(404,837)	(6)	-	-	(33,478)	(438,321)
Income tax expense	(5,835,450)	-	-	-	136,507	(5,698,943)

5	Revenue and segment information (Continued)
	Reportable segment total	Headquarters	Investment income from Huaneng Finance	Impact of restatement under PRC GAAP in relation to business combination under common control*	Impact of other IFRS adjustments**	Total

For the year ended 31 December 2014 (Restated*)
Interest expense	(8,401,298)	(180,305)	-	767,489	-	(7,814,114)
Depreciation and amortization	(13,133,064)	(54,896)	-	1,253,101	55,579	(11,879,280)
Impairment (loss)/ reversal	(2,182,203)	-	-	60,640	-	(2,121,563)
Share of profits less losses of associates and joint ventures	1,192,534	-	156,061	(5,553)	(27,166)	1,315,876
Net (loss)/gain on disposal of non-current assets	(469,832)	5	-	42,793	-	(427,034)
Income tax expense	(6,211,886)	-	-	701,307	23,371	(5,487,208)

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

Geographical information (Under IFRS):

(i)	External revenue generated from the following countries:

	For the year ended 31 December
	2016	2015	2014

PRC	105,055,414	118,761,080	111,036,449
Singapore	8,758,822	10,143,793	14,370,406
Total	113,814,236	128,904,873	125,406,855

(ii)	Non-current assets (excluding financial assets and deferred income tax assets) are located in the following countries:
	As at 31 December
	2016	2015

PRC	249,155,921	245,620,977
Singapore	23,369,766	22,874,396
Total	272,525,687	268,495,373

5	Revenue and segment information (Continued)

The information on sales to major customers of the Company and its subsidiaries at amount equal to or more than 10% of external revenue is as follows:

	For the year ended 31 December
	2016		2015		2014
	Amount	Proportion	Amount	Proportion	Amount	Proportion

State Grid Jiangsu Electric Power Company	13,495,734	12%	14,835,745	12%	15,573,769	12%
State Grid Shandong Electric Power Company	12,649,224	11%	14,855,655	12%	16,621,611	13%

6	Profit before income tax expense

Profit before income tax expense was determined after charging/(crediting) the following:

	For the year ended 31 December
	2016	2015	2014

Total interest expense on borrowing	7,267,490	8,716,074	8,371,506
Less: amounts capitalized in property, plant and equipment	449,964	770,340	557,392
Interest expenses charged in consolidated statement of comprehensive income	6,817,526	7,945,734	7,814,114
Auditors’ remuneration	43,610	41,640	33,840
Operating leases charge	331,496	313,723	283,661
Fuel	56,617,542	59,242,367	64,762,908
Depreciation of property, plant and equipment	14,815,620	14,411,632	11,646,683
Amortization of land use rights	225,707	213,206	139,088
Amortization of other non-current assets	121,388	92,775	99,528
Impairment loss of property, plant and equipment (Note 7)	1,063,735	1,047,641	1,358,522
Impairment loss of land use rights (Note 11)	51,981	-	-
Impairment loss of investment in an associate (Note 8)	-	178,131	120,050
Impairment loss of mining rights	-	760,296	-
Impairment loss of goodwill	-	1,105,649	641,061
Recognition/(reversal) of provision for doubtful accounts	89,498	(3,392)	4,577
(Reversal)/recognition of provision for inventory obsolescence	(256)	1,828	(2,647)
Net loss on disposals of non-current assets	590,049	438,321	427,034
Government grants	(396,467)	(696,735)	(787,988)
Gain on a bargain purchase (Note 39)	(129,921)	-	-
Included in other investment income
-Gains on disposal of available-for-sale financial asset (Note 10)	(932,738)	-	-
-Dividends on available-for-sale financial assets	(103,037)	(97,696)	(102,229)

6	Profit before income tax expense (Continued)

Other operating expenses consist of impairment loss of property, plant and equipment, land use rights, goodwill, mining rights and investment in an associate, environmental protection expenses, substituted power arrangement expenses, insurance, gain on a bargain purchase, government grants and other miscellaneous expenses.

7	Property, plant and equipment

	Dam	Port facilities	Buildings	Electric utility plant in service	Transport-ation facilities	Others	CIP	Total

As at 1 January 2015
Cost	836,194	5,127,923	6,711,769	276,801,979	893,417	5,480,587	20,000,109	315,851,978
Accumulated depreciation	(48,046)	(549,438)	(2,099,073)	(115,023,072)	(304,926)	(3,003,834)	-	(121,028,389)
Accumulated impairment loss	(80,910)	(568,637)	(62,554)	(5,279,829)	-	(73,295)	(379,307)	(6,444,532)
Net book value	707,238	4,009,848	4,550,142	156,499,078	588,491	2,403,458	19,620,802	188,379,057
Year ended 31 December 2015
Beginning of the year	707,238	4,009,848	4,550,142	156,499,078	588,491	2,403,458	19,620,802	188,379,057
Reclassification	-	-	94,127	(23,353)	70,432	(141,206)	-	-
Business combination (Note 39)	330,578	-	502,852	19,822,767	13	285,819	5,519,969	26,461,998
Additions	-	-	17	133,482	-	141,991	21,574,660	21,850,150
Transfer from CIP	573,234	47,480	832,961	21,654,923	-	125,889	(23,234,487)	-
Disposals/Write-off	-	-	(859)	(802,652)	508	7,575	-	(795,428)
Transfer from a subsidiary to a joint venture*	-	(522,289)	(16,097)	-	-	(81,462)	-	(619,848)
Depreciation charge	(24,498)	(111,245)	(234,073)	(13,618,136)	(50,380)	(403,120)	-	(14,441,452)
Impairment charge	(152,714)	-	(302)	(526,191)	-	(557)	(367,877)	(1,047,641)
Currency translation differences	-	-	-	(133,733)	-	22,847	(2,880)	(113,766)
End of the year	1,433,838	3,423,794	5,728,768	183,006,185	609,064	2,361,234	23,110,187	219,673,070
As at 31 December 2015
Cost	1,856,144	3,860,009	8,306,471	327,827,738	980,290	5,809,400	23,851,697	372,491,749
Accumulated depreciation	(153,325)	(436,215)	(2,508,772)	(138,852,591)	(371,226)	(3,366,838)	-	(145,688,967)
Accumulated impairment loss	(268,981)	-	(68,931)	(5,968,962)	-	(81,328)	(741,510)	(7,129,712)
Net book value	1,433,838	3,423,794	5,728,768	183,006,185	609,064	2,361,234	23,110,187	219,673,070
Year ended 31 December 2016
Beginning of the year	1,433,838	3,423,794	5,728,768	183,006,185	609,064	2,361,234	23,110,187	219,673,070
Reclassification	-	1,771	(492,558)	495,841	759	(5,813)	-	-
Business combination (Note 39)	-	-	8,098	303,854	-	2,977	4,576	319,505
Additions	-	1,770	127	418,812	-	122,519	18,839,102	19,382,330
Transfer from CIP	20,170	246,712	1,319,019	12,576,736	20,033	296,648	(14,479,318)	-
Disposals/write-off	-	-	(68,945)	(495,251)	(26,477)	(27,055)	(193,357)	(811,085)
Depreciation charge	(32,987)	(113,810)	(255,882)	(14,004,881)	(48,720)	(387,884)	-	(14,844,164)
Impairment charge	(41,423)	-	(2,303)	(1,005,367)	-	(6,399)	(8,243)	(1,063,735)
Currency translation differences	-	-	-	404,948	-	782	158	405,888
End of the year	1,379,598	3,560,237	6,236,324	181,700,877	554,659	2,357,009	27,273,105	223,061,809
As at 31 December 2016
Cost	1,876,314	4,116,914	9,056,858	341,195,395	875,630	6,041,783	28,022,858	391,185,752
Accumulated depreciation	(186,312)	(556,677)	(2,749,300)	(152,408,524)	(320,971)	(3,596,546)	-	(159,818,330)
Accumulated impairment loss	(310,404)	-	(71,234)	(7,085,994)	-	(88,228)	(749,753)	(8,305,613)
Net book value	1,379,598	3,560,237	6,236,324	181,700,877	554,659	2,357,009	27,273,105	223,061,809

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

Interest capitalization

Interest expense of approximately RMB450 million (2015 and 2014: RMB770 million and RMB557 million) arising on borrowings for the construction of property, plant and equipment was capitalized during the year and was included in ‘Additions’ in property, plant and equipment. The weighted average capitalization rate was approximately 4.52% (2015 and 2014: 5.31% and 5.98%) per annum.

Impairment

In 2016, impairment losses for certain property, plant and equipment and land use rights of approximately RMB1,064 million and RMB52 million have been recognized, respectively. Factors leading to the impairment of operating projects primarily included lower utilization hours and tariff of two coal-fired power plants as a result of over supply of electricity in two provinces, as well as low utilization hours of a hydropower plant as a result of low level of water inflow. Discount rates of 8.06%, 8.97% and 8.12% were adopted in the value in use model in the determination of the recoverable amounts for the two coal-fired power plants and the hydropower plant respectively.

In 2015, impairment losses for certain property, plant and equipment of approximately RMB1,048 million have been recognized. Factors leading to the impairment of operating projects primarily included lower utilization hours and tariff of two coal-fired power plants as a result of over supply of electricity in two provinces, as well as low utilization hours of a hydropower plant as a result of low level of water inflow to the main dam . Discount rates of 7.86%, 8.81% and 7.60% were adopted in the value in use model in the determination of the recoverable amounts for the two coal-fired power plants and the hydropower plant respectively. Besides, as a result of the low demand of coal-fired power in local market, management estimated the possibility of further development of a coal-fired power project was remote, therefore the project under construction with a carrying value of RMB368 million was fully impaired in 2015.

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

Property, plant and equipment held under finance leases

As at 31 December 2016, certain property, plant and equipment with original cost of RMB2,075 million (2015: RMB1,912 million) were held under finance leases, which mainly included power generation assets, ships and pipeline assets.

Security

As at 31 December 2016, certain property, plant and equipment were secured to a bank as collateral against a long-term loan (Note 23).

Buildings without ownership certificate

At 31 December 2016, the Company and its subsidiaries were in the process of applying for the ownership certificate for certain buildings (buildings for power generation process were included in electric utility plant in service) with an aggregate net book value of RMB7,871 million (2015: RMB8,314 million). The management are of the opinion that the Company and its subsidiaries are entitled to lawfully and validly occupy and use of the above mentioned buildings.

8	Investments in associates and joint ventures

	2016	2015

Beginning of the year	19,745,192	17,626,910
Capital injections in associates and joint ventures	276,118	889,780
Business combination	-	136,244
Share of net profit less loss	1,298,889	1,525,975
Share of other comprehensive (loss)/income	(180,572)	678,793
Dividends	(1,507,514)	(934,379)
Impairment charge	-	(178,131)
End of the year	19,632,113	19,745,192

As at 31 December 2016, investments in associates and joint ventures of the Company and its subsidiaries are unlisted except for Shenzhen Energy Corporation Limited (“SECL”) which is listed on the Shenzhen Stock Exchange. The following list contains only the particulars of material associates and joint ventures:

	Country of	Registered	Business nature and	Percentage of equity interest held
Name	incorporation	capital	scope of operation	Direct	Indirect[1]

Associates:
SECL*	PRC	RMB2,642,994,398	Energy and investment in related industries	25.02%	-
Hebei Hanfeng Power Generation Limited Liability Company (“Hanfeng Power”)	PRC	RMB1,975,000,000	Power generation	40%	-
Huaneng Finance	PRC	RMB5,000,000,000	Provision for financial service including fund deposit services, lending, finance lease arrangements, notes discounting and entrusted loans and investment arrangement within Huaneng Group	20%	-
Huaneng Sichuan Hydropower Co., Ltd. (“Sichuan Hydropower”)	PRC	RMB1,469,800,000	Development, investment, construction, operation and management of hydropower	49%	-
China Huaneng Group Fuel Co., Ltd.(“Huaneng Group Fuel Company”) **	PRC	RMB3,000,000,000	Wholesale of coal, import and export of coal	50%	-
Hainan Nuclear Power Limited Liability Company (“Hainan Nuclear”)	PRC	RMB2,059,334,000	Construction and operation of nuclear power plants; production and sales of electricity and related products	30%	-

Joint ventures:
Shanghai Time Shipping Co., Ltd. (“Shanghai Time Shipping”)	PRC	RMB1,200,000,000	International and domestic sea transportation	50%	-
Jiangsu Nantong Power Generation Co., Ltd. (“Jiangsu Nantong Power”)	PRC	RMB1,596,000,000	Operation and Management of power generation plants and transportation related projects	-	35%

[1]	The indirect percentage of equity interest held represents the effective ownership interest of the Company and its subsidiaries.

*	As at 31 December 2016, the fair value of the Company’s shares in SECL was RMB6,813 million (2015: RMB9,729 million).

8	Investments in associates and joint ventures (Continued)

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

Summarized financial information of the material associates, adjusted for any differences in accounting policies and acquisition adjustments, and reconciliation to the carrying amounts in the consolidated financial statements, are disclosed below:

	Sichuan Hydropower		SECL		Huaneng Finance		Hanfeng Power		Huaneng Group Fuel Company		Hainan Nuclear
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015

Gross amounts of the associates’
Current assets	1,245,157	1,207,407	14,021,440	16,556,930	13,919,342	15,612,635	806,432	663,263	4,642,797	5,236,751	2,608,909	1,744,274
Non-current assets	14,676,021	14,734,831	46,584,060	39,075,400	18,055,386	16,012,855	2,616,639	3,016,665	4,269,520	4,468,686	23,939,921	21,281,843
Current liabilities	(2,410,462)	(2,894,554)	(16,564,310)	(15,009,530)	(25,344,346)	(24,881,159)	(1,045,876)	(1,158,424)	(1,939,210)	(2,594,360)	(3,330,581)	(907,693)
Non-current liabilities	(8,901,599)	(8,349,972)	(19,395,060)	(16,130,880)	(57,368)	(95,567)	(37,103)	(35,968)	(3,432,326)	(3,679,055)	(18,356,288)	(17,609,808)
Equity	4,609,117	4,697,712	24,646,130	24,491,920	6,573,014	6,648,764	2,340,092	2,485,536	3,540,781	3,432,022	4,861,961	4,508,616
-Equity attributable to shareholders	3,449,824	3,573,323	21,610,140	21,679,710	6,573,014	6,648,764	2,340,092	2,485,536	3,378,952	3,287,867	4,861,961	4,508,616
-Non-controlling interests	1,159,293	1,124,389	3,035,990	2,812,210	-	-	-	-	161,829	144,155	-	-

Revenue	2,053,327	2,379,072	11,427,830	11,361,320	1,093,637	1,182,782	2,192,445	2,272,013	14,356,915	14,985,952	1,897,190	31,588
Profit from continuing operations attributable to shareholders	173,220	308,603	1,362,028	1,865,095	660,089	679,857	290,470	431,337	102,363	65,887	18,618	11,696
Other comprehensive (loss)/income attributable to shareholders	-	-	(638,680)	2,765,600	(125,840)	(80,871)	-	-	8,723	6,306	-	-
Total comprehensive income attributable to shareholders	173,220	308,603	723,348	4,630,695	534,249	598,986	290,470	431,337	111,086	72,193	18,618	11,696
Dividend received from the associates	145,392	189,499	198,348	132,232	122,000	138,000	174,366	115,954	10,000	-	-	-

Reconciled to the interests in the associates
Gross amounts of net assets attributable to shareholders of the associate	3,449,824	3,573,323	21,610,140	21,679,710	6,573,014	6,648,764	2,340,092	2,485,536	3,378,952	3,287,867	4,861,961	4,508,616
The Company’s effective interest	49%	49%	25.02%	25.02%	20%	20%	40%	40%	50%	50%	30%	30%
The Company’s share of net assets attributable to shareholders of the associate	1,690,414	1,750,928	5,405,776	5,423,179	1,314,603	1,329,753	936,037	994,214	1,689,476	1,643,934	1,458,588	1,352,585
Impact of adjustments	207,586	207,586	1,161,810	1,161,810	-	-	293,082	293,082	16,521	16,521	14,076	14,076
Carrying amount in the consolidated financial statements	1,898,000	1,958,514	6,567,586	6,584,989	1,314,603	1,329,753	1,229,119	1,287,296	1,705,997	1,660,455	1,472,664	1,366,661

8	Investments in associates and joint ventures (Continued)

Summarized financial information of material joint ventures adjusted for any differences in accounting policies and acquisition adjustment, and reconciliation to the carrying amount in the consolidated financial statements, are disclosed below:

	Shanghai Time Shipping		Jiangsu Nantong Power
	2016	2015	2016	2015

Gross amounts of joint ventures’

Current assets	883,120	889,689	815,359	629,933
Non-current assets	5,335,409	5,675,480	6,075,100	6,587,197
Current liabilities	(3,177,881)	(3,506,971)	(2,600,258)	(1,583,902)
Non-current liabilities	(1,506,076)	(1,524,838)	(1,931,219)	(2,494,000)
Equity	1,534,572	1,533,360	2,358,982	3,139,228

Included in the above assets and liabilities:
Cash and cash equivalents	203,018	197,894	96,501	144,001
Current financial liabilities (excluding trade and other payables and provisions)	(2,681,857)	(3,027,511)	(2,270,601)	(954,448)
Non-current financial liabilities (excluding trade and other payables and provisions)	(1,506,075)	(1,524,837)	(1,931,219)	(2,494,000)

Revenue	3,561,091	3,071,262	3,354,545	3,583,167
Profit from continuing operations	1,212	1,646	608,660	897,066
Total comprehensive income	1,212	1,646	608,660	897,066

Dividend declared by the joint ventures	-	225,000	694,453	-
Dividend received in cash from the joint ventures	275,000	-	-	-
Included in the above profit:
Depreciation and amortization	340,826	339,204	393,221	390,262
Interest income	985	812	2,313	3,436
Interest expense	149,748	172,382	128,224	199,769
Income tax expense	500	561	194,915	261,023

Reconciled to the interest in the joint venture:
Gross amounts of net assets	1,534,572	1,533,360	2,358,982	3,139,228
The Company and its subsidiaries’ effective interest	50%	50%	50%	50%
The Company and its subsidiaries’ share of net assets	767,286	766,680	1,179,491	1,569,614
Impact of adjustments	18,324	18,324	-	-
Carrying amount in the consolidated financial statements	785,610	785,004	1,179,491	1,569,614

Aggregate information of associates and a joint venture that are not individually material:

	2016	2015

Aggregate carrying amount of individually immaterial associates and joint ventures in the consolidated financial statements	3,479,043	3,202,906
Aggregate amounts of the Company and its subsidiaries’ share of those associates and joint ventures Profit from continuing operations	263,392	113,891
Total comprehensive income	263,392	113,891

As at 31 December 2016, the Company’s share of losses of an associate and a joint venture exceeded its interest in the associate and the joint venture and the unrecognized further losses amounted to RMB163 million (2015: RMB76 million).

9	Investments in subsidiaries

As at 31 December 2016, the investments in subsidiaries of the Company and its subsidiaries, all of which are unlisted, are as follows:

(i)	Subsidiaries acquired through establishment or investment

	Country of	Type of	Registered	Business nature and scope	Percentage equity interest of held
Name of subsidiary	incorporation	interest held	capital	of operations	Interest	Voting

Huaneng International Power Fuel Limited Liability Company	PRC	held directly	RMB 200,000,000	Wholesale of coal	100%	100%
Huaneng Shanghai Shidongkou Power Generation Limited Liability Company (“Shidongkou Power Company”)(i)	PRC	held directly	RMB 1,179,000,000	Power generation	50%	100%
Huaneng Nantong Power Generation Limited Liability Company	PRC	held directly	RMB 798,000,000	Power generation	70%	70%
Huaneng Yingkou Power Generation Limited Liability Company	PRC	held directly	RMB 844,030,000	Production and sales of electricity and heat sale of coal ash and lime	100%	100%
Huaneng Hunan Xiangqi Hydropower Co., Ltd.	PRC	held directly	RMB 328,000,000	Construction, operation and management of hydropower and related projects	100%	100%
Huaneng Zuoquan Coal-fired Power Generation Limited Liability Company	PRC	held directly	RMB 960,000,000	Construction, operation and management of power plants and related projects	80%	80%
Huaneng Kangbao Wind Power Utilization Limited Liability Company	PRC	held directly	RMB 370,000,000	Construction, operation and management of wind power and related projects; solar power generation	100%	100%
Huaneng Jiuquan Wind Power Generation Co., Ltd.	PRC	held directly	RMB 2,600,000,000	Construction, operation and management of wind power generation and related projects	100%	100%
Huaneng Jiuquan II Wind Power Generation Co., Ltd.	PRC	held directly	RMB 10,000,000	Construction, operation and management of wind power generation and related projects	100%	100%
Huaneng Wafangdian Wind Power Generation Co., Ltd.	PRC	held directly	RMB 50,000,000	Construction, operation and management of wind power generation and related projects	100%	100%
Huaneng Changtu Wind Power Generation Co., Ltd.	PRC	held directly	RMB 50,000,000	Construction, operation and management of wind power generation and related projects	100%	100%
Huaneng Rudong Wind Power Generation Co., Ltd.	PRC	held directly	RMB 90,380,000	Construction and management of wind power generation projects	90%	90%
Huaneng Guangdong Haimen Port Limited Liability Company	PRC	held directly	RMB 321,400,000	Loading warehousing and conveying services, providing facilities services	100%	100%
Huaneng Taicang Port Limited Liability Company	PRC	held directly	RMB 555,800,000	Port development and construction, coal mixture, machinery leasing and repair	85%	85%
Huaneng Taicang Power Co., Ltd.	PRC	held directly	RMB 804,146,700	Power generation	75%	75%

9	Investments in subsidiaries (Continued)

(i)	Subsidiaries acquired through establishment or investment (Continued)

	Country of	Type of	Registered	Business nature and scope	Percentage of equity interest held
Name of subsidiary	incorporation	interest held	capital	of operations	Interest	Voting

Huaneng Huaiyin II Power Limited Company	PRC	held directly	RMB 930,870,000	Power generation	63.64%	63.64%
Huaneng Xindian Power Co., Ltd.	PRC	held directly	RMB 465,600,000	Power generation	95%	95%
Huaneng Shanghai Combined Cycle Power Limited Liability Company	PRC	held directly	RMB 699,700,000	Power generation	70%	70%
Huaneng Yumen Wind Power Generation Co., Ltd.	PRC	held directly	RMB 719,170,000	Construction, operation and management of wind power generation and related projects	100%	100%
Huaneng Qingdao Co-generation Limited Liability Company	PRC	held directly	RMB 214,879,000	Construction, operation and management of cogeneration power plants and related projects	100%	100%
Huaneng Tongxiang Combined Cycle Cogeneration Co., Ltd.	PRC	held directly	RMB 300,000,000	Production and sales of electricity and heat; investment in related industries	95%	95%
Huaneng Eastern Yunnan Energy Mine Construction Co. Ltd.	PRC	held indirectly	RMB 10,000,000	Constructing and operating of mine and related construction projects	100%	100%
Huaneng Nanjing Combined Cycle Cogeneration Co., Ltd.	PRC	held directly	RMB 582,000,000	Power generation	60%	60%
Huaneng Shantou Haimen Power Limited Liability Company	PRC	held directly	RMB 1,508,000,000	Construction, operation and management of power plants and related projects	80%	80%
Huaneng Chongqing Liangjiang Power Generation Limited Liability Company	PRC	held directly	RMB 726,600,000	Construction, operation and management of natural gas power plants and related projects	90%	90%
Chongqing Huaqing Energy Co., Ltd.	PRC	held indirectly	RMB 44,420,000	Thermal energy, cold energy installation of instrumentation, promotion service for energy saving technology	60%	60%
Huaneng Fuyuan Wind Power Generation Co., Ltd.	PRC	held directly	RMB 157,290,000	Wind Power Project investment and management	100%	100%
Huaneng Panxian Wind Power Generation Co., Ltd.	PRC	held directly	RMB 86,500,000	Construction and management of wind power plants and related projects	100%	100%
Huaneng Jiangxi Clean Energy Limited Liability Company	PRC	held directly	RMB 5,000,000	Power generation and supply Development, management and construction of clean energy project	100%	100%
Huaneng Suzhou Combined Cycle Co-generation Co., Ltd.	PRC	held directly	RMB 160,000,000	Construction and management of natural gas power plant and related projects	100%	100%
Huaneng Hunan Subaoding Wind Power Generation Co., Ltd.	PRC	held directly	RMB 6,000,000	Construction and operation of wind power plants and related projects	100%	100%

9	Investments in subsidiaries (Continued)

(i)	Subsidiaries acquired through establishment or investment (Continued)

	Country of	Type of	Registered	Business nature and scope	Percentage of equity interest held
Name of subsidiary	incorporation	interest held	capital	of operations	Interest	Voting

Huaneng Suixian Jieshan Wind Power Generation Co., Ltd.	PRC	held directly	RMB 96,500,000	Construction and operation of wind power plants and related projects	100%	100%
Huaneng Taiyuan Dongshan Combined Cycle Co-generation Co., Ltd.	PRC	held directly	RMB 10,000,000	Construction and operation of power plants; thermal heating services	100%	100%
Jiangsu Huayi Energy Co., Ltd.	PRC	held directly	RMB 5,000,000	Development of new energy; distribution of coal and coal products	100%	100%
HuanengXuzhou Tongshan Wind Power Co., Ltd.	PRC	held directly	RMB 169,000,000	Wind power generation	70%	70%
Huaneng Nanjing Co-generation Co., Ltd	PRC	held directly	RMB 300,000,000	Construction and operation of power plants; thermal heating services	70%	70%
Huaneng Hunan Guidong Wind Power Generation Co., Ltd.	PRC	held directly	RMB 2,000,000	Construction and operation of wind power plants and related projects	100%	100%
Huaneng Nanjing Luhe Wind Power Generation Co., Ltd.	PRC	held directly	RMB 5,000,000	Research and development of wind power technology, construction and operation of wind power plants	100%	100%
Huaneng Luoyuan Power Limited Liability Company	PRC	held directly	RMB 1,000,000,000	Construction and operation of power plants and related projects	100%	100%
Huaneng Lingang (Tianjin) Gas Co-generation Co., Ltd.	PRC	held directly	RMB 180,000,000	Power generation, installation and maintenance of power equipment	100%	100%
Huaneng Lingang (Tianjin) Heat Co-generation Co., Ltd.	PRC	held indirectly	RMB 5,000,000	Thermal energy, cold energy Plumbing pipe installation	66%	66%
Huaneng Anhui Huaining Wind Power Generation Co., Ltd.	PRC	held directly	RMB 80,000,000	Construction and operation of wind power plants and related projects	100%	100%
Huaneng Mianchi Co-generation Limited Liability Company	PRC	held directly	RMB 570,000,000	Construction and operation of coal-fired plants and related projects	60%	60%
Huaneng Yingkou Xianrendao Co-generation Co., Ltd.	PRC	held directly	RMB 277,690,000	Construction and operation of cogeneration power plants and related projects	100%	100%
Huaneng Nanjing Xingang Comprehensive. Energy Co., Ltd.	PRC	held directly	RMB 10,000,000	Construction and operation of heat supply network and related projects	65%	65%
Huaneng Changxing Photovoltaic Power Limited Liability Company	PRC	held directly	RMB 16,000,000	Construction and operation of distributed photovoltaic power generation and related projects	100%	100%

9	Investments in subsidiaries (Continued)

(i)	Subsidiaries acquired through establishment or investment (Continued)

	Country of	Type of	Registered	Business nature and scope	Percentage of equity interest held
Name of subsidiary	incorporation	interest held	capital	of operations	Interest	Voting

Huaneng Rudong Baxianjiao Offshore Wind Power Generation Co., Ltd	PRC	held directly	RMB 610,000,000	Infrastructure construction of wind power plants	70%	70%
Huaneng Shanxi City of Science & Technology Comprehensive Energy Co., Ltd.	PRC	held directly	RMB 100,000,000	Power generation and supply	100%	100%
Huaneng Guilin Gas distributed energy Co., Ltd.	PRC	held directly	RMB 267,450,000	Construction and operation of power plants and related projects	80%	80%
Huaneng (Dalian) Co-generation Co., Ltd.	PRC	held directly	RMB 12,500,000	Construction and operation of cogeneration power plants and related projects	100%	100%
Huaneng Zhongxiang Wind Power Generation Co., Ltd.	PRC	held directly	RMB 10,000,000	Construction and operation of wind power plants and related projects	100%	100%
Huaneng Guanyun Co-generation Co., Ltd.	PRC	held directly	RMB 15,000,000	Construction and operation of cogeneration power plants and related projects	100%	100%
Huaneng International Power Hongkong Limited Company	Hong Kong	held directly	100,000 Shares	Construction and operation of power supply, coal project and related investment and financing businesses	100%	100%
TPG	Singapore	held indirectly	S$ 1,183,000,001	Power generation and related by products, derivatives; developing power supply resources, operating electricity and power sales	100%	100%
TP Utilities Pte Ltd.	Singapore	held indirectly	S$ 255,500,001	Provision of utility services	100%	100%
Huaneng Shanxi Taihang Power Generation Limited Liability Company	PRC	held directly	RMB 1,086,440,000	Pre service related to power generation	60%	60%
Huaneng Mianchi Clean Energy Limited Liability Company	PRC	held directly	RMB 10,000,000	Power generation, new energy development and utilization	100%	100%
Huaneng Zhuolu Clean Energy Limited Liability Company	PRC	held directly	RMB 10,000,000	Construction, operation and management of power plants and related projects	100%	100%
Huaneng Tongwei Wind Power Limited Liability Company	PRC	held directly	RMB 248,000,000	Construction, operation and management of power plants and related projects	100%	100%
Huaneng Yizheng Power Generation Limited Liability Company	PRC	held directly	RMB 200,000,000	Wind power station design, construction, management and maintenance	100%	100%

9	Investments in subsidiaries (Continued)

(i)	Subsidiaries acquired through establishment or investment (Continued)

	Country of	Type of	Registered	Business nature and scope	Percentage of equity interest held
Name of subsidiary	incorporation	interest held	capital	of operations	Interest	Voting

Huaneng Yancheng Dafeng New Energy Power Generation Limited Liability Company	PRC	held directly	RMB 5,000,000	Construction, operation and management of wind power, photovoltaic power plant	100%	100%
Huaneng Shanyin Power Generation Limited Liability Company	PRC	held directly	RMB 1,573,000,000	Construction, operation and management of power plants and related projects	51%	51%
Huaneng Jiangsu Energy Sales Limited Liability Company	PRC	held directly	RMB 200,000,000	Electric energy, heat energy distribution network, and water supply services; heating pipe network construction and operation	100%	100%
Huaneng Liaoning Energy Sales Limited Liability Company	PRC	held directly	RMB 200,000,000	Electric energy, thermal energy and circulating hot water sales	100%	100%
Huaneng Guangdong Energy Sales Limited Liability Company	PRC	held directly	RMB 200,000,000	Power supply, energy transmission and substation project contracting	100%	100%
Huaneng Suizhou Power Generation Limited Liability Company	PRC	held directly	RMB 50,000,000	Construction, operation and management of power plants production and sales of electricity and heat	100%	100%
Huaneng Changle Photovoltaic Power Limited Liability Company	PRC	held directly	RMB 10,000,000	Construction, operation and management of photovoltaic power plants and related projects	100%	100%
Huaneng Longyan Wind Power Generation Limited Liability Company	PRC	held directly	RMB 10,000,000	Construction, operation and management of wind power plants and related projects	100%	100%
Huaneng Yunnan Malong Wind Power Generation Limited Liability Company	PRC	held directly	RMB 10,000,000	Construction, operation and management of wind power plants and related projects	100%	100%
Huaneng Dandong Photovoltaic Power Limited Liability Company	PRC	held directly	RMB 15,000,000	Construction, operation and management of photovoltaic power plants and related projects	100%	100%
Huaneng Dongguan Combined Cycle Co-generation Limited Liability Company	PRC	held directly	RMB 10,000,000	Construction, operation and management of power plants and related projects production of electricity, heat production and sales	100%	100%
Huaneng Yangxi Photovoltaic Power Limited Liability Company	PRC	held directly	RMB 62,500,000	Photovoltaic electric power production and sales	80%	80%

9	Investments in subsidiaries (Continued)

(i)	Subsidiaries acquired through establishment or investment (Continued)

	Country of	Type of	Registered	Business nature and scope	Percentage of equity interest held
Name of subsidiary	incorporation	interest held	capital	of operations	Interest	Voting

Huaneng Chongqing Fengjie Wind Power Generation Limited Liability Company*	PRC	held directly	RMB 10,000,000	Construction, operation and management of wind power, generation and related projects	100%	100%
Huaneng Changxing Hongqiao Photovoltaic Power Limited Liability Company*	PRC	held directly	RMB 10,000,000	Construction, operation and management of Photovoltaic Power	100%	100%
Huaneng Jingxing Photovoltaic Power Limited Liability Company*	PRC	held directly	RMB 100,000	Investment, construction, and management of photovoltaic power plants	100%	100%
Huaneng Wulatehouqi Clean Energy Limited Liability Company*	PRC	held directly	RMB 100,000	Construction, operation and management of power plants and related projects	100%	100%
Huaneng Shanxi Energy Sales Limited Liability Company*	PRC	held directly	RMB 200,000,000	Power supply and sales supply of heat, cold and water	100%	100%
Huaneng Chongqing Energy Sales Limited Liability Company*	PRC	held directly	RMB 210,000,000	Operation of natural gas, Electric energy and thermal energy sales	100%	100%
Huaneng Hunan Energy Sales Limited Liability Company*	PRC	held directly	RMB 210,000,000	Electric energy and thermal energy sales	100%	100%
Huaneng Jiangxi Energy Sales Limited Liability Company*	PRC	held directly	RMB 210,000,000	Construction, operation and management of heating and power supply facilities	100%	100%
Huaneng Hebei Energy Sales Limited Liability Company*	PRC	held directly	RMB 210,000,000	Construction, installation, maintenance and overhaul of heating and power supply facilities	100%	100%
Huaneng Henan Energy Sales Limited Liability Company*	PRC	held directly	RMB 210,000,000	Sales of power, heating and gas	100%	100%
Huaneng Handan Heating Limited Liability Company*	PRC	held directly	RMB 100,000,000	Construction, operation and maintenance of heat source and pipe network	100%	100%
Huaneng (Huzhou Development Zone) Photovoltaic Power Limited Liability Company*	PRC	held directly	RMB 10,000,000	Photovoltaic Power, power supply and sales	100%	100%
Huaneng (Fujian) Energy Sales Limited Liability Company*	PRC	held directly	RMB 210,000,000	Sales of power, heating and gas	100%	100%
Huaneng Hubei Energy Sales Limited Liability Company*	PRC	held directly	RMB 210,000,000	Sales of power, heating and gas	100%	100%
Huaneng (Sanming) Clean Energy Limited Liability Company*	PRC	held directly	RMB 500,000	Construction, operation and management of wind power, photovoltaic power station and related projects	100%	100%

9	Investments in subsidiaries (Continued)

(i)	Subsidiaries acquired through establishment or investment (Continued)

	Country of	Type of	Registered	Business nature and scope	Percentage of equity interest held
Name of subsidiary	incorporation	interest held	capital	of operations	Interest	Voting

Huaneng Yueyang Xingang Photovoltaic Power Limited Liability Company*	PRC	held directly	RMB 16,000,000	Construction, operation and management of electric power project, development and utilization of clean energy	60%	60%
Huaneng Shanghai Energy Sales Limited Liability Company*	PRC	held directly	RMB 210,000,000	Power supply, and technology service, consulting, transfer in energy conservation and environment protection field	100%	100%
Huaneng Yushe Photovoltaic Power Limited Liability Company*	PRC	held directly	RMB 10,000,000	Production and supply of electricity power	100%	100%
Huaneng Anhui Energy Sales Limited Liability Company*	PRC	held directly	RMB 210,000,000	Sales of power, heating and gas	100%	100%
Huaneng (Shanghai) Power Maintenance Limited Liability Company*	PRC	held directly	RMB 200,000,000	Construction and repair of electric power facilities	100%	100%

*	These companies were newly established in 2016.

9	Investments in subsidiaries (Continued)

(ii)	Subsidiaries acquired from business combinations under common control

	Country of	Type of	Registered	Business nature and scope	Percentage of equity interest held
Name of subsidiary	incorporation	interest held	capital	of operations	Interest	Voting

Huaneng (Suzhou Industrial Park) Power Generation Co., Ltd.	PRC	held directly	RMB 632,840,000	Power generation	75%	75%
Huaneng Qinbei Power Co., Ltd.	PRC	held directly	RMB 1,540,000,000	Power generation	60%	60%
Huaneng Yushe Power Generation Co., Ltd.	PRC	held directly	RMB 615,760,000	Power generation	60%	60%
Huaneng Hunan Yueyang Power Generation Limited Liability Company	PRC	held directly	RMB 1,935,000,000	Power generation	55%	55%
Huaneng Chongqing Luohuang Power Generation Limited Liability Company(“Luohuang Power”)	PRC	held directly	RMB 1,748,310,000	Power generation	60%	60%
Huaneng Pingliang Power Generation Co., Ltd.	PRC	held directly	RMB 924,050,000	Power generation	65%	65%
Huaneng Nanjing Jinling Power Co., Ltd. (“Jinling Power”)	PRC	held directly	RMB 1,513,136,000	Power generation	60%	60%
Huaneng Qidong Wind Power Generation Co., Ltd.	PRC	held directly	RMB 391,738,500	Development of wind power project, production and sales of electricity	65%	65%
Tianjin Huaneng Yangliuqing Co-generation Limited Liability Company(“Yangliuqing Cogeneration”)	PRC	held directly	RMB 1,537,130,909	Power generation, heat supply, facilities installation, maintenance and related services	55%	55%
Huaneng Beijing Co-generation Limited Liability Company(“Beijing Cogeneration”) (ii)	PRC	held directly	RMB 3,702,090,000	Construction and operation of power plants and related construction projects	41%	66%
Huaneng Wuhan Power Generation Co., Ltd. (“Wuhan Power”)	PRC	held directly	RMB 1,445,754,800	Power generation comprehensive utilization of fly ash	75%	75%
Huaneng Anyuan Power Generation Co., Ltd. (“Anyuan Power”)	PRC	held directly	RMB 1,175,117,300	Construction and operation of power plants and related construction projects	100%	100%
Huaneng Hualiangting Hydropower Co., Ltd. (“Hualiangting Hydropower”)	PRC	held directly	RMB 50,000,000	Generation and transfer of power supply, water supply (irrigation)	100%	100%
Huaneng Chaohu Power Generation Co., Ltd. (“Chaohu Power”) (iii)	PRC	held directly	RMB 800,000,000	Construction and operation of power plants and related construction projects	60%	70%
Huaneng Jingmen Thermal Power Co., Ltd. (“Jingmen Thermal Power”)	PRC	held directly	RMB 780,000,000	General business projects: thermal power, power development, power services	100%	100%

9	Investments in subsidiaries (Continued)

(ii)	Subsidiaries acquired from business combinations under common control (Continued)

	Country of	Type of	Registered	Business nature and scope	Percentage of equity interest held
Name of subsidiary	incorporation	interest held	capital	of operations	Interest	Voting

Enshi Qingjiang Dalongtan Hydropwer Development Co., Ltd. (“Dalongtan Hydropower”)	PRC	held directly	RMB 76,000,000	Hydropower development, production and management of electric power urban water supply	97%	97%
Huaneng Suzhou Thermal Power Co., Ltd. (“Suzhou Thermal Power”) (iv)	PRC	held directly	RMB 240,000,000	Power generation, steam production; mechanical and electrical equipment, pipeline installation, maintenance services; hot water, fly ash sales	53.45%	100%
Huaneng Hainan Power Inc. (“Hainan Power”) (v)	PRC	held directly	RMB 1,326,419,587	Construction power plants, new energy development, power plant engineering and equipment maintenance services	91.80%	91.80%
Huaneng Ruijin Power Generation Co., Ltd. (“Ruijin Power Generation”)	PRC	held directly	RMB 536,923,299	Construction and operation of power plants and related construction projects	100%	100%
Huaneng Yingcheng Thermal Power Co., Ltd. (“Yingcheng Thermal Power”)	PRC	held directly	RMB 650,000,000	Construction and operation of power plants and related construction projects	100%	100%

The subsidiaries above and the Company are all controlled by Huaneng Group before and after the acquisitions.

(iii)	Subsidiaries acquired from business combinations not under common control

	Country of	Type of	Registered	Business nature and scope	Percentage of equity interest held
Name of subsidiary	incorporation	interest held	capital	of operations	Interest	Voting

Huaneng Weihai Power Limited Liability Company(“Weihai Power”)	PRC	held directly	RMB 1,822,176,621	Power generation	60%	60%
Huaneng Huaiyin Power Limited Company	PRC	held directly	RMB 265,000,000	Power generation	100%	100%
Huade County Daditaihong Wind Power Utilization Limited Liability Company	PRC	held directly	RMB 196,400,000	Wind power development and utilization	100%	100%
Huaneng Zhanhua Co-generation Limited Liability Company	PRC	held directly	RMB 190,000,000	Production and sales of electricity and steam	100%	100%
Shandong Hualu Sea Transportation Limited Company	PRC	held directly	RMB 100,000,000	Cargo transportation along domestic coastal areas	53%	53%
Huaneng Qingdao Port Limited Company	PRC	held directly	RMB 219,845,000	Loading and conveying warehousing (excluding dangerous goods), conveying, supply of water carriage materials	51%	51%
Huaneng (Fujian) Harbour Limited Company	PRC	held directly	RMB 652,200,000	Port management, cargo loading, water transport material supply	51%	51%

9	Investments in subsidiaries (Continued)

(iii)	Subsidiaries acquired from business combinations not under common control (Continued)

	Country of	Type of	Registered	Business nature and scope	Percentage of equity interest held
Name of subsidiary	incorporation	interest held	capital	of operations	Interest	Voting

Fujian Yingda Property Development Limited Company	PRC	held indirectly	RMB 50,000,000	Real estate development leasing, real estate agency services, warehousing, loading and conveying	51%	100%
Fujian Xinhuanyuan Industrial Limited Company	PRC	held indirectly	RMB 93,200,000	Mineral water production and sale	51%	100%
Huaneng Yunnan Diandong Energy Limited Liability Company (“Diandong Energy”)	PRC	held directly	RMB 3,769,140,000	Power generation and coal exploitation	100%	100%
Yunnan Diandong Yuwang Energy Limited Company (“Diandong Yuwang”)	PRC	held directly	RMB 1,700,740,000	Power generation and coal exploitation	100%	100%
Huaneng Suzihe Hydropower Development Limited Company	PRC	held directly	RMB 50,000,000	Hydropower, aquaculture, agriculture irrigation	100%	100%
Enshi City Mawei Valley Hydropower Development Co., Ltd.	PRC	held directly	RMB 101,080,000	Hydro-resource development, hydropower, aquaculture	100%	100%
Kaifeng Xinli Power Generation Co., Ltd.	PRC	held indirectly	RMB 146,920,000	Power generation	60%	100%
Huaneng Luoyang Co-generation Limited Liability Company	PRC	held directly	RMB 600,000,000	Production and sales of electricity and heat to the electricity and heat networks sales of ancillary products of electricity and heat generation	80%	80%
Huaneng Jinling Combined Cycle Cogeneration Co., Ltd. (“Jinling CCGT”) (vi)	PRC	held directly	RMB 356,350,000	Power generation	51%	72%
Huaneng Zhumadian Wind Power Generation Co., Ltd.	PRC	held directly	RMB 30,000,000	Wind power generation	90%	90%
SinoSing Power	Singapore	held directly	US$ 1,476,420,585	Investment holding	100%	100%
Tuas Power	Singapore	held indirectly	S$ 1,433,550,000	Electricity and gas supply and investment holding	100%	100%
Tuas Power Supply Pte Ltd.	Singapore	held indirectly	S$ 500,000	Power sales	100%	100%
TP Asset Management Pte Ltd.	Singapore	held indirectly	S$ 2	Render of environment engineering services	100%	100%
TPGS Green Energy Pte Ltd.	Singapore	held indirectly	S$ 1,000,000	Provision of utility services	75%	75%
New Earth Pte Ltd.	Singapore	held indirectly	S$ 10,111,841	Consultancy in waste recycling	100%	100%
New Earth Singapore Pte Ltd.	Singapore	held indirectly	S$ 17,816,050	Industrial waste management and recycling	100%	100%
Xuzhou Tongshan District Xiehe Wind Power Generation Limited Liability Company . (“Tongshan Xiehe Wind Power Generation”) (Note 39)	PRC	held indirectly	RMB 3,000,000	Wind power generation	100%	100%
Luoyang Yangguang Co-generation Limited Liability Company(“Yangguang Cogeneration”) (Note 39)	PRC	held indirectly	RMB 250,000,000	Production and supply of electric and heating power	100%	100%

9	Investments in subsidiaries (Continued)

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

(v)
Pursuant to the board resolution of Hainan Power on 28 July 2016, Huaneng Wenchang Wind Power Generation Co., Ltd. (“Wenchang Power”), a fully held subsidiary of Hainan Power, was dissolved in November 2016. At the date of dissolution, the net asset of Wenchang Power was RMB1 million.

(vi)
According to the voting in concert agreement entered into between the Company and one shareholder with 21% equity interests in Jinling CCGT, the shareholder agreed to vote the same in respect of significant financial and operating decisions made by the Company under the circumstances that its legitimate entitlements are guaranteed. As a result, the Company has control over Jinling CCGT.

(vii)
In 2016, the Company accounted for the investment in Shanxi Xiaoyi Economic Development Zone Huaneng Energy Service Co. Ltd. (“Shanxi Xiaoyi Energy”)  as a joint venture. On 15 February 2017, the Company entered into an agreement with other shareholder with 49% equity interests in Shanxi Xiaoyi Energy who agreed to vote the same in respect of significant financial and operating decisions made by the Company. As a result, the Company has control over Shanxi Xiaoyi Energy since February 2017.

For the information of material non-controlling interests (“NCI”), please refer to Note 40.

10	Available-for-sale financial assets

Available-for-sale financial assets include the following:

	As at 31 December
	2016	2015
Listed security (Fair value measurement)
Yangtze Power	1,820,255	3,492,510
Bank of Jiangsu	458	-
Subtotal	1,820,713	3,492,510

Unlisted securities (Cost measurement)
10% of Shanxi Xishan Jinxing Energy Co., Ltd.	531,274	531,274
9.09% of Ganlong Double-track Railway Co., Ltd.	1,000,000	1,000,000
Others	54,045	54,079
Subtotal	1,585,319	1,585,353
Total	3,406,032	5,077,863

There were no impairment provisions provided on available-for-sale financial assets in 2016, 2015 and 2014.

In 2016, the Company disposed 113.78 million shares of Yangtze Power with cash consideration of RMB1.474 billion received and recognized investment income of RMB933 million. Other comprehensive income of RMB742 million was reclassified to profit or loss.

11	Land use rights

The movements in the carrying amount of land use rights during the years are as follows:

	2016	2015

Beginning of the year
Cost	10,059,872	6,482,189
Accumulated amortization	(1,530,972)	(1,309,076)
Accumulated impairment losses	(215,134)	(219,269)
Net book value	8,313,766	4,953,844

Movement:
Business combination (Note 39)	61,027	2,996,440
Addition	364,280	600,693
Amortization charge for the year	(242,400)	(227,078)
Impairment charge for the year (Note 7)	(51,981)	-
Disposals and transfer out	(1,969)	(6,036)
Currency translation differences	13,624	(4,097)

End of the year	8,456,347	8,313,766
Cost	10,525,537	10,059,872
Accumulated amortization	(1,792,367)	(1,530,972)
Accumulated impairment losses	(276,823)	(215,134)

Net book value	8,456,347	8,313,766

All the lands located in the PRC and Singapore are leased from respective governments according to corresponding regulations applied across the countries. The Company and its subsidiaries will renew the leases according to the operation requirements of the Company and its subsidiaries and the related regulations of respective countries.

Land use rights without ownership certificate

As at 31 December 2016, the Company and its subsidiaries were in the process of applying for the ownership certificate for certain land use right with an aggregate net book value of RMB792 million (2015: RMB960 million). The management are of the opinion that the Company and its subsidiaries are entitled to the lawful and valid occupation and use of the above mentioned land.

12	Power generation license

The movements in the carrying amount of power generation license during the years are as follows:

	2016	2015

Beginning of the year	3,679,175	3,720,959

Movement:
Currency translation differences	170,024	(41,784)

End of the year	3,849,199	3,679,175

The Company and its subsidiaries acquired the power generation license in connection with the acquisition of Tuas Power. The power generation license was initially recognized at fair value at the acquisition date. Tuas Power operates power plants in Singapore pursuant to the license granted by the Energy Market Authority for a period of 30 years from 2003 until 2032. The license was extended to 2044 during 2011 with minimal costs and is subject to further renewal. The Company and its subsidiaries expect that the applicable rules and regulations surrounding the renewal can be complied with based on the current market framework. The Company and its subsidiaries assessed the useful life of the power generation license at 31 December 2016 as indefinite and therefore the license is not amortized.

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

Key assumptions used for value-in-use calculation:

Management has assessed that one of the most sensitive key assumptions is the discount rate which was arrived at based on weighted average cost of capital. The discount rate applied in determining the recoverable amounts of the CGU was 7.54% (31 December 2015: 7.62%). An absolute increase in the discount rate of 0.5% (31 December 2015: 0.5%) would result in approximately RMB1,899 million (31 December 2015: RMB1,704 million) decrease in the recoverable amount of the CGU.

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

Based on the assessments, no impairment was provided for the power generation license.

13	Mining rights

The movements in the carrying amount of mining rights during the years are as follow:

	2016	2015

Beginning of the year
Cost	2,406,567	1,922,655
Accumulated impairment losses	(760,296)	-
Net book value	1,646,271	1,922,655

Movement:
Addition	-	483,912
Impairment charge for the year	-	(760,296)

End of the year	1,646,271	1,646,271
Cost	2,406,567	2,406,567
Accumulated impairment losses	(760,296)	(760,296)
Net book value	1,646,271	1,646,271

In 2015, due to the decrease of coal market price, impairment loss for mining rights of approximately RMB760 million have been recognized for two subsidiaries of the Company. The discount rate applied in determining the recoverable amounts of the mining rights in the value in use model were 10.46% and 10.62%.

14	Derivative financial instruments

Details of derivative financial instruments are as follows:

	As at 31 December
	2016	2015

Derivative financial assets
－Hedging instruments for cash flow hedge (fuel swap contracts)	264,535	1
－Hedging instruments for cash flow hedge (exchange forward contracts)	107,907	140,977
－Hedging instruments for cash flow hedge (interest rate swap contracts)	-	2,691
－Financial instruments at fair value through profit or loss (fuel swap contracts)	5,881	39,894
－Financial instruments at fair value through profit or loss (exchange forward contracts)	-	949
Total	378,323	184,512

Less: non-current portion
－Hedging instruments for cash flow hedge (fuel swap contracts)	71,341	-
－Hedging instruments for cash flow hedge (exchange forward contracts)	28,380	42,353
－Hedging instruments for cash flow hedge (interest rate swap contracts)	-	2,691
Total non-current portion	99,721	45,044

Current portion	278,602	139,468

14	Derivative financial instruments (Continued)

	As at 31 December
	2016	2015

Derivative financial liabilities
－Hedging instruments for cash flow hedge (fuel swap contracts)	164,464	1,157,677
－Hedging instruments for cash flow hedge (exchange forward contracts)	454	2,297
－Hedging instruments for cash flow hedge (interest rate swap contracts)	169,201	121,576
－Financial instruments at fair value through profit or loss (fuel swap contracts)	619	23,047
－Financial instruments at fair value through profit or loss (exchange forward contracts)	-	344
Total	334,738	1,304,941

Less: non-current portion
－Hedging instruments for cash flow hedge (fuel swap contracts)	31,673	307,573
－Hedging instruments for cash flow hedge (exchange forward contracts)	295	940
－Hedging instruments for cash flow hedge (interest rate swap contracts)	169,201	121,576
Total non-current portion	201,169	430,089

Current portion	133,569	874,852

For the years ended 31 December 2016, 2015 and 2014, no material ineffective portion was recognized in the profit or loss arising from cash flow hedges.

The Company uses an interest rate swap contract to hedge its interest rate risk against one of its variable rate loans. The notional principal amount of the outstanding interest rate swap contract at 31 December 2016 was US$208 million (RMB equivalents of RMB1,443 million) (2015: US$240 million (RMB equivalents of RMB1,558 million)). Through this arrangement, the Company pays an annual fixed interest of 4.40% while the original annual floating interest expense (6-month LIBOR+1%) attached in the loan is offset by the receivable leg of the interest rate swap. Such a swap is settled on a quarterly basis from September 2009 to September 2019.

TPG uses exchange forward contracts to hedge its foreign exchange risk arising from highly probable forecast purchase transactions. It also uses fuel oil swap contracts to hedge its fuel price risk arising from highly probable forecast purchases of fuel purchases.

TPG also uses various interest rate swap contracts to hedge floating semi-annual interest payments on borrowings with maturity dates up to 2020. The notional principal amount of these outstanding interest rate swap contracts at 31 December 2016 was S$1,359 million (RMB equivalents of RMB6,522 million) (2015: S$1,400 million (RMB equivalents of RMB6,422 million)). Through these arrangements, TPG swaps original floating interest (6-month SOR) to annual fixed interest determined by individual swap contracts. Such swap contracts are settled semi-annually from September 2011 to March 2020. As at 31 December 2016, these interest rate swap contracts are carried on the consolidated statements of financial position as financial liability of RMB99 million (2015: financial asset of RMB2.69 million and financial liability of RMB41.12 million).

14	Derivative financial instruments (Continued)

The analysis of contractual cash inflows/(outflows) of major derivative financial instruments are as follows:

		Cash flows
	Carrying amounts	Contractual cash flows	Within 1 year	Between 1 and 5 years	After 5 years

As at 31 December 2016
Derivative financial assets
Fuel derivatives used for hedging (net settlement)	264,535	264,535	193,194	71,341	-
Forward exchange contracts used for hedging
- inflows		2,118,946	1,488,071	630,875	-
- outflows		(2,009,205)	(1,407,606)	(601,599)	-
	107,907	109,741	80,465	29,276	-
Fuel derivatives that do not qualify as hedges (net settlement)	5,881	5,881	5,881	-	-
Derivative financial liabilities
Fuel derivatives used for hedging (net settlement)	164,464	(164,464)	(132,792)	(31,672)	-
Forward exchange contracts used for hedging
- inflows		527,939	475,881	52,058	-
- outflows		(528,454)	(476,104)	(52,350)	-
	454	(515)	(223)	(292)	-
Net-settled interest rate swaps used for hedging
- net cash inflows/(outflows)	169,201	(228,905)	(113,563)	(115,342)	-
Fuel derivatives that do not qualify as hedges (net settlement)	619	(619)	(619)	-	-
As at 31 December 2015
Derivative financial assets
Fuel derivatives used for hedging (net settlement)	1	1	1	-	-
Forward exchange contracts used for hedging
- inflows		2,223,114	1,604,161	618,953	-
- outflows		(2,093,389)	(1,510,919)	(582,470)	-
	140,977	129,725	93,242	36,483	-
Net-settled interest rate swaps used for hedging - net cash inflows/(outflows)	2,691	(16,121)	(7,241)	(8,880)	-
Fuel derivatives that do not qualify as hedges (net settlement)	39,894	39,894	39,894	-	-
Foreign exchange contracts that do not qualify as hedges(net settlement)	949	691	691	-	-
Derivative financial liabilities
Fuel derivatives used for hedging (net settlement)	1,157,677	(1,157,677)	(850,104)	(307,573)	-
Forward exchange contracts used for hedging
- inflows		539,730	429,306	110,424	-
- outflows		(544,985)	(432,193)	(112,792)	-
	2,297	(5,255)	(2,887)	(2,368)	-
Net-settled interest rate swaps used for hedging
- net cash inflows/(outflows)	121,576	(190,867)	(84,753)	(106,114)	-
Fuel derivatives that do not qualify as hedges (net settlement)	23,047	(23,047)	(23,047)	-	-
Foreign exchange contracts that do not qualify as hedges(net settlement)	344	(413)	(413)	-	-

15	Goodwill

The movements of goodwill during the years are as follows:

	2016	2015
Beginning of the year
Cost	14,919,930	13,865,890
Accumulated impairment losses	(3,242,748)	(2,140,335)
Net book value	11,677,182	11,725,555

Movement:
Business combination	-	1,169,966
Impairment charge for the year	-	(1,105,649)
Currency translation differences	458,547	(112,690)

End of the year	12,135,729	11,677,182
Cost	15,391,642	14,919,930
Accumulated impairment losses	(3,255,913)	(3,242,748)
Net book value	12,135,729	11,677,182

15	Goodwill (Continued)

Impairment tests for goodwill

Goodwill is allocated to the CGUs of the Company and its subsidiaries.

The carrying amounts of major goodwill allocated to individual CGUs are as follows:

	2016	2015

PRC Power segment:
Hainan Power	506,336	506,336
Wuhan Power	518,484	518,484
Yueyang Power Company	100,907	100,907
Beijing Cogeneration	95,088	95,088
Yangliuqing Cogeneration	151,459	151,459

Singapore segment:
Tuas Power	10,381,131	9,922,584

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

Discount rates used for value-in-use calculations:

PRC Power segment	7.60%~11.32%
Singapore segment	7.54%

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

In 2016, the increase of goodwill in respect of Tuas Power was due to currency translation differences.

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

16	Other non-current assets

Details of other non-current assets are as follows:

	As at 31 December
	2016	2015

Intangible assets *	411,308	451,176
Deferred employee housing subsidies	3,041	3,907
Prepayments for switchhouse and metering station	8,877	9,257
Prepaid connection fees	108,365	111,513
Prepaid territorial water use right **	777,994	763,905
Finance lease receivables	563,099	552,401
VAT recoverable	1,651,891	1,618,894
Others	797,370	867,944
Total	4,321,945	4,378,997

*	The intangible assets primarily consist of software, patented technologies and etc. In 2016, there is no impairment provided for the intangible assets (2015 and 2014: RMB nil and RMB nil).

**
The prepaid territorial water use right are amortized over the contractual period of 50 years. As at 31 December 2016, there was no territorial water use right secured to a bank as collateral (31 December 2015: territorial water use right with net book value amounting to RMB78.38 million was secured to a bank as collateral against a long-term loan of RMB18 million).

17	Inventories

Inventories comprised:

	As at 31 December
	2016	2015

Fuel (coal and oil) for power generation	5,391,068	3,997,910
Material and supplies	1,655,357	1,587,211
	7,046,425	5,585,121
Less: provision for inventory obsolescence	167,282	162,389
Total	6,879,143	5,422,732

Movements of provision for inventory obsolescence during the years are analyzed as follows:

	2016	2015	2014

Beginning of the year	(162,389)	(163,458)	(170,296)
Provision	(1,134)	(2,867)	(878)
Reversal	1,390	1,039	3,525
Write-offs	-	-	632
Currency translation differences	(5,149)	2,897	3,559
End of the year	(167,282)	(162,389)	(163,458)

18	Other receivables and assets

Other receivables and assets comprised the following:
	As at 31 December
	2016	2015

Prepayments for inventories	252,389	143,446
Prepayments for pre-construction cost	885,051	735,975
Prepaid income tax	141,423	2,393
Prepayments for capacity quota	303,399	303,399
Others	121,810	102,854
Total prepayments	1,704,072	1,288,067
Staff advances	11,939	15,692
Dividends receivable	861,408	305,000
Financial lease receivables	21,247	19,419
Interest receivables	112	175
Others	874,998	728,781
Subtotal other receivables	1,769,704	1,069,067
Less: provision for doubtful accounts	28,961	27,957
Total other receivables, net	1,740,743	1,041,110
VAT recoverable	2,008,955	1,678,812
Designated loan to a joint venture	80,000	80,000
Gross total	5,562,731	4,115,946
Net total	5,533,770	4,087,989

Please refer to Note 35 for details of other receivables and assets due from the related parties.

The gross amounts of other receivables are denominated in the following currencies:

	As at 31 December
	2016	2015

RMB	1,635,051	1,005,399
S$ (RMB equivalent)	95,816	60,596
US$ (RMB equivalent)	38,837	3,072
Total	1,769,704	1,069,067

18	Other receivables and assets (Continued)

Movements of provision for doubtful accounts during the years are analyzed as follows:

	2016	2015	2014

Beginning of the year	(27,957)	(29,644)	(30,673)
Provision	(1,011)	(9)	-
Reversal/Write-off	7	1,696	1,029
End of the year	(28,961)	(27,957)	(29,644)

As at 31 December 2016, there was no indication of impairment relating to other receivables which were not past due and no material provision was made (2015: nil).

As at 31 December 2016, other receivables of RMB113 million (2015: RMB168 million) were past due but not impaired. These amounts mainly represent funds deposited in a government agency and are fully recoverable. The ageing analysis of these other receivables was as follows:

	As at 31 December
	2016	2015

Within 1 year	42,103	98,649
Between 1 to 2 years	2,683	1,259
Between 2 to 3 years	847	780
Over 3 years	67,476	66,968
Total	113,109	167,656

As at 31 December 2016, other receivables of RMB36 million which were past due (2015: RMB35 million) were impaired and a provision of RMB29 million (2015: RMB28 million) has been provided against the receivables. The individually impaired receivables have been long outstanding without any repayment agreements in place or possibility of renegotiation. It was assessed that a substantial portion of the receivables is not expected to be recovered. The ageing of these other receivables was as follows:

	As at 31 December
	2016	2015

Within 1 year	752	1,566
Between 1 to 2 years	912	93
Between 2 to 3 years	285	3
Over 3 years	34,263	33,792
Total	36,212	35,454

19	Accounts receivable

Accounts receivable comprised the following:

	As at 31 December
	2016	2015

Accounts receivable	14,050,096	14,401,665
Notes receivable	2,432,264	1,977,790
	16,482,360	16,379,455
Less: provision for doubtful accounts	88,889	2,054
Total	16,393,471	16,377,401

The gross amounts of account receivables are denominated in the following currencies:

	As at 31 December
	2016	2015

RMB	15,586,989	15,639,091
S$ (RMB equivalent)	876,956	735,300
US$ (RMB equivalent)	18,415	5,064
Total	16,482,360	16,379,455

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

As at 31 December 2016, no accounts receivable was secured to banks as collateral against loans (2015: nil).

For the collateral of notes receivable, please refer to Note 26 for details.

Movements of provision for doubtful accounts during the years are analyzed as follows:

	2016	2015	2014

Beginning of the year	(2,054)	(11,809)	(6,123)
Provision	(88,818)	(60)	(8,413)
Reversal	397	1,833	2,807
Write-off	1,682	-	-
Transfer from a subsidiary to a joint venture	-	8,126	-
Currency translation differences	(96)	(144)	(80)
End of the year	(88,889)	(2,054)	(11,809)

As at 31 December 2016, the Company and its subsidiaries recognised provisions for accounts receivable assessed on an individual basis, which mainly consists of receivables due from local customers for sales of electricity. The provisions were provided based on operating results of the local customers and collectability of the receivables.

19	Accounts receivable (Continued)

(a)	Ageing analysis of accounts receivable was as follows:

	As at 31 December
	2016	2015
Within 1 year	16,152,038	16,129,748
Between 1 to 2 years	279,694	225,253
Between 2 to 3 years	29,123	1,915
Over 3 years	21,505	22,539
Total	16,482,360	16,379,455

As at 31 December 2016, the maturity period of the notes receivable ranged from 1 to 12 months (2015: from 1 to 12 months).

(b)	Ageing analysis of accounts receivable and notes receivable that are neither individually nor collectively considered to be impaired are as follows:

	As at 31 December
	2016	2015
Neither past due nor impaired	16,063,215	15,948,981
Less than 1 year past due	248,597	338,545
Between 1 to 2 years past due	63,094	88,565
Between 2 to 3 years past due	17,944	1,151
Over 3 years past due	621	159
Total	16,393,471	16,377,401

Receivables that were past due but not impaired relate to a number of independent customers that have a good track record with the Company and its subsidiaries. Based on past experience, management believes that no impairment allowance is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered fully recoverable.

20	Share capital

	2016		2015

	Number of shares	Share capital	Number of shares	Share capital
		RMB ’000		RMB ’000

As at 1 January
A shares	10,500,000,000	10,500,000	10,500,000,000	10,500,000
Overseas listed foreign shares	4,700,383,440	4,700,383	3,920,383,440	3,920,383
Subtotal	15,200,383,440	15,200,383	14,420,383,440	14,420,383
Issuance of new H shares	-	-	780,000,000	780,000
As at 31 December
A shares	10,500,000,000	10,500,000	10,500,000,000	10,500,000
Overseas listed foreign shares	4,700,383,440	4,700,383	4,700,383,440	4,700,383
Total	15,200,383,440	15,200,383	15,200,383,440	15,200,383

In November 2015, the Company issued 780,000,000 H shares with a par value of RMB1.00, at a price of HK$7.32 per H share. Net proceeds from the issuance amounted to HK$5.69 billion after deducting issuance costs from gross proceeds of HK$5.71 billion. The difference between the net proceeds and the addition to share capital is recorded in capital surplus.

All shares issued by the Company were fully paid. The holders of domestic shares and overseas listed foreign shares, in all material aspects, are entitled to the same economic and voting rights.  None of the issued A shares are within the lock-up period as at 31 December 2015 and 2016.

21	Surplus reserves

As at
1 January 2016 and
31 December 2016

Surplus reserves	8,140,030

According to the Company Law of the PRC, the Company’s articles of association and board resolutions, the Company appropriates 10% of each year’s net profit under PRC GAAP to the statutory surplus reserve. The Company has the option to cease provision for such reserve when it reaches 50% of the registered share capital. Upon the approval from relevant authorities, this reserve can be used to make up any losses incurred or to increase share capital. Except for offsetting against losses, this reserve cannot fall below 25% of the registered share after being used to increase share capital.

As the statutory surplus reserve reaches 50% of the registered share capital in 2016, the Company made no provision this year.

Appropriation of discretionary surplus reserve is proposed by the Board of Directors, and approved by the general meeting of shareholders. This reserve can be used to make up any losses incurred in prior years or to increase the share capital after obtaining relevant approvals. For the years ended 31 December 2016 and 2015, no provision was made to the discretionary surplus reserve.

21	Surplus reserves (Continued)

According to the articles of association, in distributing the Company’s profits after tax for the relevant accounting year, the lower of amounts determined in accordance with PRC GAAP and IFRS shall be adopted. As at 31 December 2016, in accordance with PRC GAAP and IFRS, the balance of retained earnings for the Company and its subsidiaries amounted to approximately RMB39.212 billion and RMB38.690 billion, respectively; and the balance of retained earnings for the Company amounted RMB35.416 billion and RMB32.349 billion, respectively.

22	Dividends

On 21 March 2017, the Board of Directors proposed a cash dividend of RMB0.29 per share, totaling approximately RMB4,408 million. This proposal is subject to the approval of the shareholders at the annual general meeting.

On 23 June 2016, upon the approval from the annual general meeting of the shareholders, the Company declared 2015 final dividend of RMB0.47 (2014: RMB0.38) per ordinary share, totaling approximately RMB7,144 million (2014: RMB5,480 million).

23	Long-term loans

Long-term loans comprised the following:

	As at 31 December
	2016	2015
Loans from Huaneng Group
and its subsidiaries (a)	3,818,807	2,696,225
Bank loans and other loans (b)	70,732,439	75,683,003
	74,551,246	78,379,228
Less: Current portion of long-term loans	9,560,885	12,351,205
Total	64,990,361	66,028,023

(a)	Loans from Huaneng Group and its subsidiaries

Details of loans from Huaneng Group and its subsidiaries are as follows:

	As at 31 December 2016
			Less:	Non-
	Original	RMB	Current	current	Annual
	currency	equivalent	portion	portion	interest rate
	’000
Loans from Huaneng Group
Unsecured
RMB	665,015	665,015	640,485	24,530	4.75%

Loans from HIPDC
Unsecured
RMB	210	210	-	210	4.75%

Loans from Huaneng Finance
Unsecured
RMB	286,000	286,000	60,000	226,000	4.41%-4.75%

Loans from Huaneng Tiancheng Financial Leasing Co., Ltd.
(“Tiancheng Financial Leasing”) (Note)
Secured
RMB	2,867,582	2,867,582	154,737	2,712,845	4.42%

Total		3,818,807	855,222	2,963,585

23	Long-term loans (Continued)

(a)	Loans from Huaneng Group and its subsidiaries (Continued)

	As at 31 December 2015
	Original currency	RMB equivalent	Less: current portion	Non-current portion	Annual interest rate
	’000
Loans from Huaneng Group
Unsecured
RMB	665,015	665,015	665,015	-	4.28%-5.54%

Loans from HIPDC
Unsecured
RMB	1,700,210	1,700,210	1,700,210	-	4.28%-5.30%

Loans from Huaneng Finance
Unsecured
RMB	331,000	331,000	72,000	259,000	4.41%-5.84%

Total		2,696,225	2,437,225	259,000

Note: In 2016, certain subsidiaries of the Company enforced the sales and leaseback agreements with Tiancheng Financial Leasing. According to the agreements, these subsidiaries have an option to buy back the equipment at a nominal price (RMB1) when the lease term expires in 2021. The substance of the transaction was to obtain financing secured by relevant assets within the leasing period. As at 31 December 2016, the power generation equipment mentioned above has a total carrying amount of RMB2.999 billion while the long-term borrowings from Tiancheng Financial Leasing is RMB2.868 billion.

(b)	Bank loans and other loans

Details of bank loans and other loans are as follows:
	As at 31 December 2016
			Less:	Non-
	Original	RMB	Current	current	Annual
	currency	equivalent	portion	portion	interest rate
	’000
Secured
RMB	9,065,810	9,065,810	1,259,230	7,806,580	4.41%-4.90%
Unsecured
RMB	45,991,511	45,991,511	6,786,253	39,205,258	2.65%-5.65%
US$	409,760	2,842,505	388,925	2,453,580	1.92%
S$	2,580,522	12,385,213	196,410	12,188,803	2.76%/4.25%
	€39,187	286,329	68,271	218,058	2.00%/2.15%
JPY	2,702,533	161,071	6,574	154,497	0.75%
Total		70,732,439	8,705,663	62,026,776

23	Long-term loans (Continued)

(b)	Bank loans and other loans (Continued)

	As at 31 December 2015
			Less:	Non-
	Original	RMB	Current	current	Annual
	currency	equivalent	portion	portion	interest rate
	’000
Secured
RMB	9,642,630	9,642,630	1,128,620	8,514,010	4.41%-6.15%
Unsecured
RMB	50,102,146	50,102,146	7,975,901	42,126,245	2.90%-6.55%
US$	472,800	3,070,174	388,925	2,681,249	1.38%
S$	2,696,925	12,372,141	348,296	12,023,845	1.98%/4.25%
	€48,530	344,331	66,294	278,037	2.00%/2.15%
JPY	2,812,263	151,581	5,944	145,637	0.75%
Total		75,683,003	9,913,980	65,769,023

As at 31 December 2016, there was no long-term loan secured by territorial water use right (31 December 2015: a long-term loan of RMB18 million was secured by territorial water use right with net book value amounting RMB78.38 million).

As at 31 December 2016, long-term loans of RMB2,902 million (31 December 2015: RMB67 million) were secured by certain property, plant and equipment with net book value amounting to approximately RMB3,105 million (31 December 2015: RMB150 million).

As at 31 December 2016, long-term loans of approximately RMB9,032 million were secured by future electricity revenue (31 December 2015: RMB9,558 million).

The maturity of long-term loans is as follows:

	Loans from Huaneng Group and its subsidiaries		Bank loans and other loans
	As at 31 December		As at 31 December
	2016	2015	2016	2015

1 year or less	855,222	2,437,225	8,705,663	9,913,980
More than 1 year but no more than 2 years	715,400	62,000	11,420,746	12,028,176
More than 2 years but no more than 3 years	953,082	68,000	11,081,242	9,134,791
More than 3 years but no more than 4 years	928,082	2,000	7,769,955	9,219,121
More than 4 years but no more than 5 years	232,021	2,000	7,618,953	6,404,924
More than 5 years	135,000	125,000	24,135,880	28,982,011
	3,818,807	2,696,225	70,732,439	75,683,003
Less: amount due within 1 year included under current liabilities	855,222	2,437,225	8,705,663	9,913,980
Total	2,963,585	259,000	62,026,776	65,769,023
The interest payment schedule of long-term loans in the future years are summarized as follows:

	As at 31 December
	2016	2015

1 year or less	2,987,045	3,354,579
More than 1 year but not more than 2 years	2,577,363	2,784,037
More than 2 years but not more than 5 years	4,912,222	5,784,420
More than 5 years	3,133,578	4,325,853

Total	13,610,208	16,248,889

24	Long-term bonds

The Company issued bonds with maturity of 5 years, 7 years and 10 years in December 2007 with face values of RMB1 billion, RMB1.7 billion and RMB3.3 billion bearing annual interest rates of 5.67%, 5.75% and 5.90%, respectively. The total actual proceeds received by the Company were approximately RMB5.885 billion. These bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rates of those bonds are 6.13%, 6.10% and 6.17%, respectively. Interest paid per annum during the tenure of the bonds is RMB57 million, RMB98 million and RMB195 million, respectively. The bond with original maturity of 5 years had matured in December 2012 and the Company repaid the principal of RMB1 billion. The bond with original maturity of 7 years had matured in December 2014 and the Company repaid the principal of RMB1.7 billion. As at 31 December 2016, interest payables for the unmatured bonds amounted to approximately RMB3.73 million (31 December 2015: RMB3.72 million).

The Company also issued bonds with maturity of 10 years in May 2008 with a face value of RMB4 billion bearing an annual interest rate of 5.20%. The actual proceeds received by the Company were approximately RMB3.933 billion. These bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rate of bond is 5.42%. Interest paid per annum during the tenure of the bonds is RMB208 million. As at 31 December 2016, interest payable for these bonds amounted to approximately RMB135.06 million (31 December 2015: RMB134.69 million).

In November 2011, the Company issued non-public debt financing instrument with maturity of 5 years with face value of RMB5 billion bearing annual interest rate of 5.74%. The actual proceeds received by the Company were approximately RMB4.985 billion. This bond is denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bond falls due. The annual effective interest rate of this bond is 6.04%. Interest paid per annum during the tenure of the bond is RMB287 million. The bond had matured in November 2016 and the Company repaid the principal of RMB5 billion.

The Company issued overseas listed bonds with maturity of 3 years in February 2013 with a face value of RMB1.5 billion bearing an annual interest rate of 3.85%. The proceeds received by the Company were approximately RMB1.495 billion. These bonds are denominated in RMB and issued at par. Interest is payable semi-annually while principal will be paid when the bonds fall due. The annual effective interest rate of the bonds is 3.96%. Interest paid per annum during the tenure of the bonds is RMB58 million. The bond had matured in February 2016 and the Company repaid the principal of RMB1.5 billion.

The Company issued non-public debt financing instrument with maturity of 3 years in June 2013 with a face value of RMB5 billion bearing an annual interest rate of 4.82%. The proceeds received by the Company were approximately RMB4.985 billion. The bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rate of the bonds is 5.12%. Interest paid per annum during the tenure of the bonds is RMB241 million. The bond had matured in June 2016 and the Company repaid the principal of RMB5 billion.

24	Long-term bonds (Continued)

The Company issued medium-term notes with maturity of 5 years in July 2014 with a face value of RMB4 billion bearing an annual interest rate of 5.30%. The actual proceeds received by the Company were approximately RMB3.988 billion. These notes are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the notes fall due. The annual effective interest rate of these notes is 5.37%. Interest paid per annum during the tenure of the notes is RMB212 million. As at 31 December 2016, interest payable for the bonds amounted to approximately RMB99.32 million (31 December 2015: RMB99.05 million).

The Company issued corporate bonds with maturity of 5 years and 10 years in June 2016 with face values of RMB3 billion and RMB1.2 billion bearing annual interest rates of 3.48% and 3.98%, respectively. The total actual proceeds received by the Company were approximately RMB4.2 billion. These bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rates of those bonds are 3.48% and 3.98%, respectively. Interest paid per annum during the tenure of the bonds is RMB104.40 million and RMB47.76 million, respectively. As at 31 December 2016, interest payable for the bonds amounted to approximately RMB57.78 million and RMB26.43 million, respectively.

Please refer to Note 35(c) for details of long-term bonds of the Company guaranteed by HIPDC and government-related banks.

25	Other non-current liabilities

	As at 31 December
	2016	2015

Finance lease payables(a)	1,088,846	1,422,572
Government grants
-Environmental subsidies(b)	1,122,406	1,093,483
-Other government grants	174,216	164,394
Others	1,250,212	981,312
Subtotal	3,635,680	3,661,761
Current portion of finance lease payables	(568,645)	(519,306)
Current portion of other non-current liabilities	(247,537)	(20,000)
Subtotal	(816,182)	(539,306)
Total	2,819,498	3,122,455

(a)	The Company and its subsidiaries had obligation under finance leases as follows:

	As at 31 December
	2016	2015

Within 1 year	605,806	574,415
After 1 year but within 2 years	266,792	596,160
After 2 years but within 3 years	82,470	240,793
After 3 years	181,345	136,386
	1,136,413	1,547,754
Less: total future interest expense	47,567	125,182
Total	1,088,846	1,422,572

(b)	This primarily represented subsidies for the construction of desulphurization equipment and other environmental protection projects.

(c)	In 2016, the asset-related government grants which were credited to the statement of comprehensive income amounted to RMB102.21 million (2015: RMB98.88 million).

26	Accounts payable and other liabilities

Accounts payable and other liabilities comprised:

	As at 31 December
	2016	2015
Accounts and notes payable	12,059,004	9,403,088
Amounts received in advance	365,887	472,886
Payables to contractors for construction	10,832,444	11,425,575
Retention payables to contractors	1,445,383	1,200,724
Accrued interests	676,462	874,333
Accrued pollutants discharge fees	82,917	94,691
Accrued water-resources fees	28,227	18,847
Accrued service fee of intermediaries	29,330	51,340
Security deposits	138,876	104,949
Provisions	21,758	15,001
Others	2,644,939	2,524,330

Total	28,325,227	26,185,764

Please refer to Note 35(a)(iv) for details of accounts payable and other liabilities due to the related parties.

As at 31 December 2016, there was no notes payable secured by notes receivable (2015: notes payable of RMB14 million was secured by notes receivable with net book value amounted to RMB14 million).

The carrying amounts of financial liabilities (excluding amounts received in advance) included in accounts payable and other liabilities are denominated in the following currencies:

	As at 31 December
	2016	2015

RMB	26,801,242	24,773,457
S$ (RMB equivalent)	669,797	517,192
US$ (RMB equivalent)	479,179	392,953
JPY (RMB equivalent)	6,917	29,264
EUR (RMB equivalent)	2,205	12

Total	27,959,340	25,712,878

The ageing analysis of accounts and notes payable was as follows:

	As at 31 December
	2016	2015

Within 1 year	11,902,522	9,280,736
Between 1 to 2 years	100,092	78,682
Over 2 years	56,390	43,670

Total	12,059,004	9,403,088

27	Taxes payable

Taxes payable comprises:

	As at 31 December
	2016	2015
VAT payable	439,304	663,243
Income tax payable	440,791	1,054,246
Others	209,010	353,982

Total	1,089,105	2,071,471

28	Short-term bonds

The Company issued unsecured short-term bonds with face values of RMB5 billion and RMB3 billion bearing annual interest rates of 4.44% and 3.17% in April 2015 and August 2015. Such bonds are denominated in RMB, issued at par and mature in 366 days. The annual effective interest rates of these bonds are 4.86% and 3.58%. The bonds had matured and were fully repaid in April 2016 and August 2016 respectively.

The Company issued unsecured super short-term bonds with face values of RMB2 billion, RMB2 billion, RMB2 billion and RMB5 billion bearing annual interest rates of 3.11%, 3.10% , 3.38% and 3.05%, in June 2015, June 2015, June 2015 and July 2015, respectively. Such bonds are denominated in RMB, issued at face value and mature in 270 days from the issuance dates. The annual effective interest rates of these bonds are 3.42%, 3.41%, 3.69% and 3.36%, respectively. These bonds were fully repaid in March 2016, March 2016, March 2016 and April 2016 respectively.

The Company issued unsecured short-term bonds with face values of RMB3 billion and RMB3 billion bearing annual interest rates of 2.50% and 2.60% in August 2016 and October 2016. Such bonds are denominated in RMB, issued at par and mature in 365 days. The annual effective interest rates of these bonds are 2.91% and 3.01%. As at 31 December 2016, interest payables for the bonds amounted to approximately RMB30.62 million and RMB16.03 million, respectively.

28	Short-term bonds (Continued)

The Company issued unsecured super short-term bonds with face values of RMB2 billion, RMB2 billion, RMB2 billion, RMB4 billion, RMB3 billion, RMB3 billion, RMB4 billion, RMB2 billion, RMB3 billion and RMB2 billion bearing annual interest rates of 2.59%, 2.48%, 2.48%, 2.42%, 2.62%, 2.73%, 2.50%, 2.79%, 2.98% and 3.45% in March 2016, March 2016, March 2016, April 2016, April 2016, May 2016, July 2016, November 2016, November 2016 and December 2016, respectively. Such bonds are denominated in RMB, issued at face value and mature in 270 days, 270 days, 270 days, 270 days, 270 days, 270 days, 270 days, 270 days, 180 days and 270 days from the issuance dates respectively. The annual effective interest rates of these bonds are 2.90%, 2.79%, 2.79%, 2.73%, 2.93%, 3.04%, 2.81%, 3.10%, 3.19% and 3.78% respectively. The three bonds issued in March were fully repaid in November 2016, December 2016 and December 2016 respectively. As at 31 December 2016, interest payables for the outstanding bonds amounted to approximately RMB70.28 million, RMB54.70 million, RMB49.14 million, RMB46.85 million, RMB7.95 million, RMB11.02 million and RMB5.10 million, respectively.

29	Short-term loans

Short-term loans are as follows:

	As at 31 December 2016			As at 31 December 2015
	Original	RMB	Annual	Original	RMB	Annual
	currency	equivalent	interest rate	currency	equivalent	interest rate
	’000			’000

Secured
RMB	125,534	125,534	2.77%-3.80%	307,149	307,149	3.19%-4.30%

Unsecured
RMB	57,543,340	57,543,340	3.57%-4.35%	49,576,340	49,576,340	3.83%-5.60%

Total		57,668,874			49,883,489

As at 31 December 2016, short-term loans of RMB126 million (31 December 2015: RMB307 million) represented the notes receivable that were discounted with recourse. As these notes receivable had not yet matured, the proceeds received were recorded as short-term loans.

As at 31 December 2016, a short-term loan borrowed from Xi’an Thermal Power Research Institute Co., Ltd (“Xi’an Thermal”) amounted to RMB100 million (31 December 2015: nil) with annual interest rate of 3.92%.

As at 31 December 2016, short-term loans borrowed from Huaneng Finance amounted to RMB3,355 million (31 December 2015: RMB2,375.5 million) with annual interest rate ranged from 3.92% to 4.13%(31 December 2015: from 3.92% to 5.32%).

30	Deferred income tax assets and liabilities

The deferred income tax assets and liabilities are as follows:

	As at 31 December
	2016	2015

Deferred income tax assets before offsetting	2,432,552	2,389,857
Offset amount	(1,168,595)	(1,325,466)

Deferred income tax assets after offsetting	1,263,957	1,064,391

Deferred income tax liabilities before offsetting	(3,431,347)	(3,819,609)
Offset amount	1,168,595	1,325,466

Deferred income tax liabilities after offsetting	(2,262,752)	(2,494,143)

	(998,795)	(1,429,752)

The gross movement on the deferred income tax accounts is as follows:

	2016	2015	2014

Beginning of the year	(1,429,752)	(926,481)	(1,380,059)
Business combination (Note 39)	(58,929)	(1,007,147)	-
Credited to profit or loss (Note 32)	440,817	687,206	541,582
Charged to other comprehensive income	87,775	(198,525)	(119,984)
Currency translation differences	(38,706)	15,195	31,980

End of the year	(998,795)	(1,429,752)	(926,481)

30	Deferred income tax assets and liabilities (Continued)

The movements in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdictions, are as follows:

Deferred income tax assets:

	Hedging reserve	Amortization of land use rights	Provision for impairment loss	Depreciation	Accrued expenses	VAT refunds on purchases of domestically manufactured equipment	Unused tax losses	Others	Total

As at 1 January 2015	214,528	14,343	206,432	638,830	75,711	256,086	82,319	455,079	1,943,328

Business combination	-	452	98,498	918	-	-	-	25,507	125,375
(Charged)/credited to profit or loss	-	(378)	94,537	(67,315)	(34,773)	(25,644)	153,954	213,629	334,010
Charged to other comprehensive income	(12,438)	-	-	-	-	-	-	-	(12,438)
Currency translation differences	(2,214)	-	(49)	(54)	-	-	(289)	2,188	(418)

As at 31 December 2015	199,876	14,417	399,418	572,379	40,938	230,442	235,984	696,403	2,389,857

Business combination(Note 39)	-	-	66,560	6,840	-	-	-	-	73,400
(Charged)/credited to profit or loss	-	(502)	140,969	(41,015)	1,185	(25,433)	(5,128)	71,610	141,686
Charged to other comprehensive income	(182,400)	-	-	-	-	-	-	-	(182,400)
Currency translation differences	-	-	207	-	-	-	132	9,670	10,009

As at 31 December 2016	17,476	13,915	607,154	538,204	42,123	205,009	230,988	777,683	2,432,552

30	Deferred income tax assets and liabilities (Continued)

Deferred income tax liabilities:

	Hedging reserve	Fair value gains	Amortization of land use rights	Depreciation	Power generation license	Mining rights	Territorial water use right	Others	Total

As at 1 January 2015	-	(459,155)	(400,523)	(909,109)	(632,563)	(270,667)	(75,970)	(121,822)	(2,869,809)

Business combination	-	-	(528,361)	(603,508)	-	-	-	(653)	(1,132,522)
Credited to profit or loss	-	-	24,257	212,855	-	113,452	1,769	863	353,196
Charged to other comprehensive loss	-	(186,087)	-	-	-	-	-	-	(186,087)
Currency translation differences	-	-	454	8,056	7,103	-	-	-	15,613

As at 31 December 2015	-	(645,242)	(904,173)	(1,291,706)	(625,460)	(157,215)	(74,201)	(121,612)	(3,819,609)

Business combination (Note 39)	-	-	(10,423)	-	-	-	-	(121,906)	(132,329)
Credited to profit or loss	-	-	24,948	169,088	-	27,832	1,769	75,494	299,131
(Charged)/credited to other
comprehensive loss	(26,530)	296,705	-	-	-	-	-	-	270,175
Currency translation differences	8,131	-	(1,507)	(26,436)	(28,903)	-	-	-	(48,715)

As at 31 December 2016	(18,399)	(348,537)	(891,155)	(1,149,054)	(654,363)	(129,383)	(72,432)	(168,024)	(3,431,347)

30	Deferred income tax assets and liabilities (Continued)

As at 31 December 2016 and 2015, taxable temporary differences relating to interest in equity method investees amounted to RMB3.39 billion and RMB3.78billion, respectively. No deferred tax liabilities were recognized as at 31 December 2016 and 2015 as dividends from investments in associates and joint ventures are exempted from the PRC income tax and the Company has no plan to dispose any of these investees in the foreseeable future.

As at 31 December 2016 and 2015, taxable temporary differences relating to the undistributed profit of a wholly-owned foreign subsidiary amounted to RMB3.54 billion and RMB3.78 billion, respectively. No deferred tax liabilities were recognized in respect of the tax that would be payable on the distribution of these retained profit as at 31 December 2016 and 2015 as the Company controls the dividend policy of the subsidiary, and it has been determined that it is probable that the profits will not be distributed in the foreseeable future.

In accordance with the accounting policy set out in Note 2(s), the Company and its subsidiaries did not recognize deferred income tax assets in respect of certain deductible temporary differences and accumulated tax losses that can be carried forward against future taxable income as follow:

	As at 31 December
	2016	2015

Deductible temporary differences	2,957,316	2,940,730
Unused tax losses	6,669,820	6,990,624

Total	9,627,136	9,931,354

The expiry dates of the tax losses of the Company and its subsidiaries for which no deferred income tax assets were recognized are summarized as follows:

	As at 31 December
	2016	2015

Year of expiry
2016	-	1,504,577
2017	1,841,365	1,900,325
2018	1,122,070	1,181,030
2019	1,195,811	1,284,264
2020	1,061,468	1,120,428
2021	1,449,106	-

Total	6,669,820	6,990,624

31	Additional financial information to the consolidated statements of financial position

As at 31 December 2016, the net current liabilities of the Company and its subsidiaries amounted to approximately RMB93,230 million (2015: RMB90,271 million). On the same date, total assets less current liabilities were approximately RMB184,643 million (2015: RMB185,030 million).

32	Income tax expense

	For the year ended 31 December
	2016	2015	2014

Current income tax expense	3,905,968	6,386,149	6,028,790
Deferred income tax (Note 30)	(440,817)	(687,206)	(541,582)

Total	3,465,151	5,698,943	5,487,208

No Hong Kong profits tax has been provided as there were no estimated assessable profits in Hong Kong for the year (2015 and 2014: nil).

The reconciliation of the effective income tax rate from the notional income tax rate is as follows:

	For the year ended 31 December
	2016	2015	2014

Notional tax on profit before income tax expense, calculated at the applicable income tax rates in the countries concerned	25.16%	25.11%	24.94%
Effect of tax losses not recognized	1.58%	(0.12%)	0.96%
Effect of deductible temporary differences not recognized	(0.20%)	(0.16%)	1.67%
Effect of non-taxable income	(2.89%)	(1.77%)	(1.86%)
Effect of non-deductible expenses	1.09%	1.37%	1.59%
Others	0.35%	0.39%	1.50%

Effective tax rate	25.09%	24.82%	28.80%

The Company and its PRC branches and subsidiaries are subject to income tax at 25%, except for certain PRC branches and subsidiaries that are tax exempted or taxed at preferential tax rates, as determined in accordance with the relevant PRC income tax rules and regulations for the years ended 31 December 2016, 2015 and 2014.

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

The income tax rate applicable to Singapore subsidiaries is 17% (2015 and 2014: 17%).

33	Earnings per share

The basic earnings per share is calculated by dividing the consolidated net profit attributable to the equity holders of the Company by the weighted average number of the Company’s outstanding ordinary shares during the year:

33	Earnings per share (Continued)

	2016	2015	2014

Consolidated net profit attributable to equity holders of the Company	8,520,427	13,651,933	10,757,317
Weighted average number of the Company’s outstanding ordinary shares (’000)*	15,200,383	14,485,383	14,085,800
Basic and diluted earnings per share (RMB)	0.56	0.94	0.76

*Weighted average number of ordinary shares:

	2016	2015	2014
	’000	’000	’000

Issued ordinary shares at 1 January	15,200,383	14,420,383	14,055,383
Effect of share issue (Note 20)	-	65,000	30,417

Weighted average number of ordinary shares at 31 December	15,200,383	14,485,383	14,085,800

There was no dilutive effect on earnings per share since the Company had no dilutive potential ordinary shares for the years ended 31 December 2016, 2015 and 2014.

34	Notes to consolidated statement of cash flows

Bank balances and cash comprised the following:

	As at 31 December
	2016	2015	2014

Total bank balances and cash	7,881,630	7,537,813	12,608,192
Less: Restricted cash	71,129	59,563	369,825

Cash and cash equivalents as at year end	7,810,501	7,478,250	12,238,367

The bank balances and cash of the Company and its subsidiaries are denominated in the following currencies:

	As at 31 December
	2016	2015	2014

RMB	6,691,911	5,847,363	8,346,060
S$ (RMB equivalent)	869,591	1,130,356	1,064,479
US$ (RMB equivalent)	319,944	559,761	753,061
JPY (RMB equivalent)	184	205	4
HK$ (RMB equivalent)	-	128	2,444,588

Total	7,881,630	7,537,813	12,608,192

There is no material non-cash investing and financing transactions for the years ended 31 December 2016, 2015 and 2014.

35	Related party balances and transactions

The related parties of the Company and its subsidiaries that had transactions with the Company and its subsidiaries are as follows:

Names of related parties	Nature of relationship

Huaneng Group	Ultimate parent company
HIPDC	Parent company
Huaneng Energy & Communications Holdings Co., Ltd. and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Property Co., Ltd. and its subsidiaries	Subsidiaries of Huaneng Group
Xi’an Thermal and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Group Technology Innovation Center	A subsidiary of Huaneng Group
Huaneng Hulunbeier Energy Development Company Ltd.	A subsidiary of Huaneng Group
Gansu Huating Coal and Power Co., Ltd.	A subsidiary of Huaneng Group
Alltrust Insurance Co., Ltd.	A subsidiary of Huaneng Group
North United Power Co., Ltd. and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Group Clean Energy Technology Research Institute Co., Ltd.	A subsidiary of Huaneng Group
Huaneng Renewables Corporation Limited	A subsidiary of Huaneng Group
Huaneng Shandong Power Limited and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Carbon Assets Management Company Limited	A subsidiary of Huaneng Group
Huaneng Huajialing Wind Power Co., Ltd.	A subsidiary of Huaneng Group
Huaneng Group Hong Kong Limited Company	A subsidiary of Huaneng Group
Great Wall Securities Co., Ltd.( “Great Wall Securities”)	A subsidiary of Huaneng Group
Changping Huaneng Training Center	A subsidiary of Huaneng Group
Huangeng Hainan Industry Co.,Ltd.	A subsidiary of Huaneng Group
Huaneng Gansu Energy Development Company Ltd.	A subsidiary of Huaneng Group
Huaneng Lancangjiang Hydropower Co., Ltd.	A subsidiary of Huaneng Group
Huaneng Henan Zhongyuan Gas Power Generation Co., Ltd.	A subsidiary of Huaneng Group
Rizhao Power Company	An associate of the Company and also a subsidiary of Huaneng Group
Huaneng Group Fuel Company	An associate of the Company and also a subsidiary of Huaneng Group
Tiancheng Financial Leasing	An associate of the Company and also a subsidiary of Huaneng Group
Shidaowan Nuclear Power Co., Ltd.	An associate of the Company and also a subsidiary of Huaneng Group
Xiapu Nuclear Power Co., Ltd.	An associate of the Company and also a subsidiary of Huaneng Group
Huaneng Finance	An associate of the Company and also a subsidiary of Huaneng Group

35	Related party balances and transactions (Continued)

Names of related parties	Nature of relationship

Hainan Nuclear Power Co., Ltd.	An associate of the Company
Huaneng (Tianjing) Coal Gasification Power Generation Co., Ltd.	An associate of the Company and also a subsidiary of Huaneng Group
Chongqing Huaneng Lime Company Limited	An associate of a subsidiary
Shanghai Time Shipping	A joint venture of the Company
Jiangsu Nantong Power	A joint venture of the Company
Huaneng Yingkou Port Limited Liability Company	A joint venture of the Company
Subsidiaries of Jiangsu Province Guoxin Asset Management Group Limited Company(“Jiangsu Guoxin”)**	Other related party
Other government-related enterprises***	Related parties of the Company

*	Transactions with subsidiaries of Huaneng Group which also are associates of the Company and its subsidiaries are presented as transactions with subsidiaries of Huaneng Group for note 35(a) and 35(b).

**
Before 10 March 2015, the former director of the Company, Mr. Xu Zujian also serves as the Vice President of Jiangsu Guoxin. On 10 March 2015, Mr. Xu Zujian resigned from the position of the non-executive director. Meanwhile, Jiangsu Guoxin holds 30%, 30%, 26.36%, 30% and 21% equity interest of Huaneng Nanjing Combined Cycle Co-generation Co., Ltd., Huaneng Nantong Power Generation Limited Liability Company, Huaneng Huaiyin II Power Limited Company, Jinling Power and Jinling CCGT respectively.

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

35	Related party balances and transactions (Continued)

(a)	Related party balances

(i)	Cash deposits in related parties

	As at 31 December
	2016	2015
Deposits in Huaneng Finance
- Savings deposit	5,155,000	4,599,922
Deposits in Great Wall Securities
- Savings deposit	2	-

Total	5,155,002	4,599,922

For the year ended 31 December 2016, the annual interest rates for these savings deposits placed with Huaneng Finance and Great Wall Securities  ranged from 0.35% to 1.35% (2015: from 0.35% to 1.35%).

(ii)	As described in Note 23 and 29, certain loans of the Company and its subsidiaries were borrowed from Huaneng Group, HIPDC, Huaneng Finance, Xi’an Thermal and Tiancheng Financial Leasing.

(iii)
Except for those disclosed in Note 35(a)(ii), the balances with Huaneng Group, HIPDC, subsidiaries, associates, joint ventures and other related parties are unsecured, non-interest bearing and the majority of receivable/repayable is within one year. As at and for the years ended 31 December 2016 and 2015, no provision is made on receivable balances from these parties.

Accounts receivable, other receivables and assets comprised the following balances due from related parties:

	As at 31 December
	2016	2015

Due from Huaneng Group	708	1,700
Due from joint ventures	806,112	421,884
Due from subsidiaries of Huaneng Group	319,224	61,876
Due from other related parties	-	26,745

Total	1,126,044	512,205

(iv)	Accounts payable and other liabilities comprised the following balances due to related parties:

	As at 31 December
	2016	2015

Due to Huaneng Group	12,232	25,819
Due to HIPDC	14,183	89,589
Due to associates	263,154	9,652
Due to a joint venture	325,590	308,308
Due to subsidiaries of Huaneng Group	4,145,595	2,451,528

Total	4,760,754	2,884,896

35	Related party balances and transactions (Continued)

(a)	Related party balances (Continued)

(v)
As at 31 December 2016, included in long-term loans (including current portion) and short-term loans are loans payable to other government-related enterprises amounting to RMB130 billion (2015: RMB126 billion).

The balances with government-related enterprises also included substantially all the accounts receivable due from domestic power plants of government-related power grid companies, the bank deposits placed with government-related financial institutions as well as accounts payables and other payables arising from the purchases of coal and property, plant and equipment construction and related labor service provided by other government-related enterprises. Except for bank deposits, these balances are unsecured and the majority of receivable/repayable is within one year.

(vi)	As at 31 December 2016, prepayment for construction materials to subsidiaries of Huaneng Group amounted to RMB67 million (2015: RMB23 million).

(b)	Related party transactions

(i)	Procurement of goods and receiving services

	For the year ended 31 December
	2016	2015	2014

Huaneng Group
Technical services and engineering contracting services	-	50	-
Other purchases	451	-	-

Subsidiaries of Huaneng Group
Purchase of coal and transportation services	17,212,984	16,575,700	20,019,180
Technical services and engineering contracting services	1,055,251	769,176	690,984
Purchase of equipment	483,058	302,387	418,959
Purchase of power generation quota	195,528	287,779	309,791
Entrusting other parties for power generation	-	-	38,855
Other purchases	6,472	7,073	8,087

Joint ventures of the Company
Purchase of coal and transportation services	2,150,844	1,816,954	1,816,954
Entrusting other parties for power generation	-	-	27,985

An associate of the Company
Other purchases	43,808	44,591	69,911

35	Related party balances and transactions (Continued)

(b)	Related party transactions (Continued)

(i)	Procurement of goods and receiving services (Continued)

	For the year ended 31 December
	2016	2015	2014

Other Related Party
Entrusting other parties for power generation	-	-	967

(ii)	Sales of goods and providing services

	For the year ended 31 December
	2016	2015	2014
Subsidiaries of Huaneng Group
Sales of power generation quota	1,165	135,085	-
Other sales	189,914	40,780	22,892
Service provided	31,135	50,627	56,517

Joint ventures of the Company
Service provided	59,049	133,332	-
Sales of goods	9,490	23,003	24,551

Other related party
Provision of entrusted power generation	-	33,129	29,232

(iii)	Other related party transactions

	For the year ended 31 December
	2016	2015	2014

(1) Rental charge on leasehold
HIPDC	157,264	161,941	148,603
Subsidiaries of Huaneng Group	128,932	130,591	125,807

(2) Rental income from leasehold
A joint venture of the Company	7,750	10,759	3,440
Subsidiaries of Huaneng Group	5,724	9,115	9,342

35	Related party balances and transactions (Continued)

(b)	Related party transactions (Continued)

(iii)	Other related party transactions (Continued)

	For the year ended 31 December
	2016	2015	2014

(3) Drawdown of loans
Subsidiaries of Huaneng Group	4,035,000	2,660,500	2,340,000
HIPDC	210	-	-

(4) Interest expense on loans
Huaneng group	30,514	32,573	35,847
HIPDC	13,136	114,687	-
Subsidiaries of Huaneng Group	217,098	158,695	127,449

(5) Interest income on loans
A joint venture of the Company	3,488	4,572	-

(6) Capital injection from a subsidiary of Huaneng Group
A subsidiary of Huaneng Group	-	286,312	-

(7) Capital injection
A subsidiary of Huaneng Group	157,500	683,550	-
An associate of the Company	100,418	206,230	266,877
A joint venture of the Company	18,200	-	-

(8) Pre-construction cost paid by
A subsidiary of Huaneng Group	765	12,254	-

(9) Finance lease payments received from
A subsidiary of Huaneng Group	2,960,000	100,000	-

(10) Entrusted management fee
Huaneng Group	24,950	24,950	-

(11) Trusteeship management income
Huaneng Group	1,700	1,700	-

(c)	Guarantees

	As at 31 December
	2016	2015

(i) Long-term loans guaranteed by
- Huaneng Group	565,992	713,994
- HIPDC	2,142,000	2,228,000
(ii) Long-term bonds guaranteed by
- HIPDC	4,000,000	4,000,000
- Government-related banks	3,300,000	3,300,000

35	Related party balances and transactions (Continued)

(c)	Guarantees (Continued)

Transactions with government-related enterprises

For the years ended 31 December 2016, 2015 and 2014, the Company and its domestic subsidiaries sold substantially all their products to local government-related power grid companies. Please refer to Note 5 for details of sales information to major power grid companies.

For the years ended 31 December 2016, 2015 and 2014, other collectively-significant transactions with government-related enterprises also include a large portion of fuel purchases, property, plant and equipment construction and related labor employed.

(d)	Pre-tax benefits and social insurance of key management personnel

	For the year ended 31 December
	2016	2015	2014

Salaries	8,225	9,064	8,546
Pension	1,521	1,470	1,350

Total	9,746	10,534	9,896

(e)	Related party commitments

Related party commitments which were contracted but not recognized in the consolidated statement of financial position as at the end of reporting period are as follows:

(i)	Capital commitments

	As at 31 December
	2016	2015

Subsidiaries of Huaneng Group	439,571	405,208

(ii)	Fuel purchase and transportation commitments

	As at 31 December
	2016	2015

Subsidiaries of Huaneng Group	963,306	1,343,875
A joint venture of the Company	291,032	200,440

Total	1,254,338	1,544,315

35	Related party balances and transactions (Continued)

(e)	Related party commitments (Continued)

(iii)	Operating lease commitments

	As at 31 December
	2016	2015

Subsidiaries of Huaneng Group	286,340	145,950
HIPDC	65,554	73,202

Total	351,894	219,152

36	Labor cost

Other than the salaries and staff welfare, the labor cost of the Company and its subsidiaries mainly comprises the following:

All PRC employees of the Company and its subsidiaries are entitled to a monthly pension upon their retirements. The PRC government is responsible for the pension liability to these employees on retirement. The Company and its subsidiaries are required to make contributions to the publicly administered retirement plan for their PRC employees at a specified rate, currently set at 14% to 22% (both 2015 and 2014: 14% to 22%) of the basic salary of the PRC employees. The retirement plan contributions paid by the Company and its subsidiaries for the year ended 31 December 2016 were approximately RMB873 million (2015 and 2014: RMB789 million and RMB621 million), including approximately RMB832 million (2015 and 2014: RMB748 million and RMB593 million) charged to profit or loss.

In addition, the Company and its subsidiaries have also implemented a supplementary defined contribution retirement scheme for PRC employees. Under this scheme, the employees are required to make a specified contribution based on the number of years of service with the Company and its subsidiaries, and the Company and its subsidiaries are required to make a contribution equal to two to four times the employees’ contributions. The employees will receive the total contributions upon their retirement. For the year ended 31 December 2016, the contributions to supplementary defined contribution retirement scheme paid by the Company and its subsidiaries amounted to approximately RMB244 million (2015 and 2014: RMB223 million and RMB171 million), including approximately RMB233 million (2015 and 2014: RMB212 million and RMB164 million) charged to profit or loss.

SinoSing Power and its subsidiaries in Singapore appropriate a specified rate, currently set at 6.5% to 16% (both 2015 and 2014: 6.5% to 16%) of the basic salary to central provident funds in accordance with the local government regulations. The contributions made by SinoSing Power and its subsidiaries for the year ended 31 December 2016 amounted to approximately RMB18.47 million (2015 and 2014: RMB15.76 million and RMB14.70 million), all of which were charged to profit or loss.

The Company and its subsidiaries have no further obligation for post-retirement benefits beyond the annual contributions made above.

36	Labor cost (Continued)

In addition, the Company and its subsidiaries also make contributions of housing funds and social insurance to the social security institutions at specified rates of the basic salary and no more than the upper limit. The housing funds and social insurance contributions paid by the Company and its subsidiaries amounted to approximately RMB604 million (2015 and 2014: RMB579 million and 462 million) and RMB699 million (2015 and 2014: RMB658 million and RMB519 million) for the year ended 31 December 2016, including approximately RMB572 million (2015 and 2014: RMB546 million and RMB439 million) and RMB664 million (2015 and 2014: RMB619 million and RMB483 million) were charged to profit or loss, respectively.

37	Directors’, supervisors’ and senior management’s emoluments

(a)	Pre-tax benefits and social insurance of directors and supervisors

The remuneration of every director and supervisor of the Company for the year ended 31 December 2016 is set out below:

		Basic	Performance
	Fees	salaries	salaries	Pension	Total

Name of director
Mr. Cao Peixi	-	-	-	-	-
Mr. Guo Junming	-	-	-	-	-
Mr. Liu Guoyue	-	-	-	-	-
Mr. Li Shiqi	-	-	-	-	-
Mr. Huang Jian	-	-	-	-	-
Mr. Fan Xiaxia	-	327	396	122	845
Mr. Mi Dabin	48	-	-	-	48
Mr. Guo Hongbo	-	-	-	-	-
Mr. Zhu Yousheng	48	-	-	-	48
Ms. Li Song	48	-	-	-	48
Mr. Li Zhensheng	74	-	-	-	74
Mr. Zhang Shouwen[1]	37	-	-	-	37
Mr. Yue Heng	74	-	-	-	74
Mr. Geng Jianxin	74	-	-	-	74
Mr. Xia Qing	74	-	-	-	74
Mr. Xu Mengzhou[2]	37	-	-	-	37

Sub-total	514	327	396	122	1,359

Name of supervisor
Mr. Ye Xiangdong	-	-	-	-	-
Mr. Mu Xuan	48	-	-	-	48
Ms. Zhang Mengjiao	-	-	-	-	-
Mr. Gu Jianguo	48	-	-	-	48
Mr. Wang Zhaobin[3]	-	51	-	-	51
Ms. Zhang Ling[3]	-	69	-	-	69
Ms. Zhang Xiaojun[4]	-	92	314	89	495
Mr. Zhu Daqing[4]	-	90	313	88	491

Sub-total	96	302	627	177	1,202

Total	610	629	1,023	299	2,561

37	Directors’, supervisors’ and senior management’s emoluments (Continued)

(a)	Pre-tax benefits and social insurance of directors and supervisors (Continued)

The remuneration of every director and supervisor of the Company for the year ended 31 December 2015 is set out below:

		Basic	Performance
	Fees	salaries	salaries	Pension	Total

Name of director
Mr. Cao Peixi	-	-	-	-	-
Mr. Guo Junming	-	-	-	-	-
Mr. Liu Guoyue	-	143	663	123	929
Mr. Li Shiqi	-	-	-	-	-
Mr. Huang Jian	-	-	-	-	-
Mr. Fan Xiaxia	-	356	494	131	981
Mr. Mi Dabin	65	-	-	-	65
Mr. Guo Hongbo	12	-	-	-	12
Mr. Zhu Yousheng	24	-	-	-	24
Mr. Xu Zujian	24	-	-	-	24
Ms. Li Song	65	-	-	-	65
Mr. Li Zhensheng	74	-	-	-	74
Mr. Qi Yudong	6	-	-	-	6
Mr. Zhang Shouwen	74	-	-	-	74
Mr. Yue Heng	100	-	-	-	100
Ms. Zhang Lizi	30	-	-	-	30
Mr. Geng Jianxin	37	-	-	-	37
Mr. Xia Qing	37	-	-	-	37

Sub-total	548	499	1,157	254	2,458

Name of supervisor
Mr. Ye Xiangdong	-	-	-	-	-
Mr. Mu Xuan	65	-	-	-	65
Ms. Zhang Mengjiao	-	-	-	-	-
Mr. Gu Jianguo	49	-	-	-	49
Mr. Wang Zhaobin	-	298	385	103	786
Ms. Zhang Ling	-	133	263	53	449

Sub-total	114	431	648	156	1,349

Total	662	930	1,805	410	3,807

37	Directors’, supervisors’ and senior management’s emoluments (Continued)

(a)	Pre-tax benefits and social insurance of directors and supervisors (Continued)

The remuneration of every director and supervisor of the Company for the year ended 31 December 2014 is set out below:

		Basic	Performance
	Fees	salaries	salaries	Pension	Total

Name of director
Mr. Cao Peixi	-	-	-	-	-
Mr. Guo Junming	-	-	-	-	-
Mr. Liu Guoyue	-	278	258	117	653
Mr. Li Shiqi	-	-	-	-	-
Mr. Huang Jian	-	-	-	-	-
Mr. Fan Xiaxia	-	358	494	122	974
Mr. Mi Dabin	-	-	-	-	-
Mr. Guo Hongbo	48	-	-	-	48
Mr. Xu Zujian	48	-	-	-	48
Ms. Li Song	-	-	-	-	-
Mr. Li Zhensheng	74	-	-	-	74
Mr. Qi Yudong	74	-	-	-	74
Mr. Zhang Shouwen	74	-	-	-	74
Mr. Yue Heng	-	-	-	-	-
Ms. Zhang Lizi	-	-	-	-	-
Mr. Huang Long	-	-	-	-	-
Mr. Shan Qunying	48	-	-	-	48
Mr. Xie Rongxing	48	-	-	-	48
Mr. Shao Shiwei	74	-	-	-	74
Mr. Wu Liansheng	74	-	-	-	74

Sub-total	562	636	752	239	2,189

Name of supervisor
Mr. Ye Xiangdong	-	-	-	-	-
Mr. Mu Xuan	-	-	-	-	-
Mr. Hao Tingwei	-	-	-	-	-
Ms. Zhang Mengjiao	-	-	-	-	-
Mr. Gu Jianguo	48	-	-	-	48
Mr. Wang Zhaobin	-	305	420	111	836
Ms. Zhang Ling	-	129	505	102	736

Sub-total	48	434	925	213	1,620

Total	610	1,070	1,677	452	3,809

37	Directors’, supervisors’ and senior management’s emoluments (Continued)

(a)	Pre-tax benefits and social insurance of directors and supervisors (Continued)

1     Resigned on 23 June 2016.
2     Appointed on 23 June 2016.
3     Resigned on 14 April 2016.
4     Appointed on 14 April 2016.

During the year, no option was granted to the directors or the supervisors (2015 and 2014: nil).

During the year, no emolument was paid to the directors or the supervisors (including the five highest paid employees) as an inducement to join or upon joining the Company or as compensation for loss of office (2015 and 2014: nil).

No director or supervisor had waived or agreed to waive any emoluments during the years 2016, 2015 and 2014.

37	Directors’, supervisors’ and senior management’s emoluments (Continued)

(b)	Five highest paid individuals

The five individuals whose emoluments were the highest in the Company and its subsidiaries for the year include one director (2015 and 2014: two and one) whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining four (2015 and 2014: three and four) individuals during the year (within the range of nil to RMB0.79 million) are as follows:

	As at 31 December
	2016	2015	2014

Basic salaries	1,213	910	1,220
Performance salaries	1,440	1,260	1,680
Pension	502	365	454

	3,155	2,535	3,354

38	Commitments

(a)	Capital commitments

Capital commitments mainly relate to the construction of new power projects, certain ancillary facilities and renovation projects for existing power plants. Details of such commitments are as follows:

	As at 31 December
	2016	2015

Contracted but not provided	18,603,559	20,388,412

(b)	Operating lease commitments

The Company and its subsidiaries have various operating lease arrangements for land and buildings. Some of the leases contain renewal options and most of the leases contain escalation clauses. Lease terms do not contain restrictions on the Company and its subsidiaries’ activities concerning dividends, additional debts or further leasing.

Total future minimum lease payments under non-cancelable operating leases are as follows:

	As at 31 December
	2016	2015

Land and buildings
- not later than 1 year	181,441	193,772
- later than 1 year and not later than 2 years	144,088	65,652
- later than 2 years and not later than 5 years	133,984	85,793
- later than 5 years	970,896	949,978

Total	1,430,409	1,295,195

38	Commitments (Continued)

(b)	Operating lease commitments (Continued)

In addition, in accordance with a 30-year operating lease agreement signed by Huaneng Dezhou Power Plant (“Dezhou Power Plant”) and Shandong Land Bureau for the land occupied by Dezhou Power Plant Phases I and II in June 1994, annual rental amounted to approximately RMB30 million effective from June 1994 and is subject to revision at the end of the fifth year from the contract date. Thereafter, the annual rental is subject to revision once every three years. The increment for each rental revision is restricted to no more than 30% of the previous annual rental amount. For the years ended 31 December 2016, 2015 and 2014, the annual rentals was approximately RMB34 million.

(c)	Fuel purchase commitments

The Company and its subsidiaries have entered into various long-term fuel supply agreements with various suppliers in securing fuel supply for various periods. All the agreements require minimum, maximum or forecasted volume purchases and are subject to certain termination provisions. Related purchase commitments are as follows:

As at 31 December 2016
		Purchase	Estimated
	Periods	quantities	unit costs (RMB)

A government-related enterprise	2017-2039	2.8 million m3/day*	2.31/ m	[3]
A government-related enterprise	2017-2023	541 million m3/year*	2.16/ m	[3]
	2017-2023	450 million m3/year*	2.16/ m	[3]
Other suppliers	2017-2022	248BBtu**/day	approximately 63,000/BBtu
	2023	247.5-256.6BBtu**/day	approximately 63,000/BBtu
	2024-2028	49.9-59.0BBtu**/day	approximately 70,000/BBtu

As at 31 December 2015
		Purchase	Estimated
	Periods	quantities	unit costs (RMB)

A government-related enterprise	2016-2039	2.8 million m3/day*	2.13/ m	[3]
A government-related enterprise	2016-2023	541 million m3/year*	1.91/ m	[3]
	2016-2023	450 million m3/year*	1.91/ m	[3]
Other suppliers	2016	244.5BBtu**/day	approximately 40,000/BBtu
	2017-2022	248BBtu**/day	approximately 40,000/BBtu
	2023	247.5BBtu**/day	approximately 40,000/BBtu
	2024-2028	49.9BBtu**/day	approximately 55,000/BBtu

38	Commitments (Continued)

(c)	Fuel purchase commitments (Continued)

*	The quantities represent maximum volume, others represent minimum or forecasted volume if not specified.

**	BBtu: Billion British Thermal Unit.

39	Business combinations

2016 Business combinations

(a)	Acquisition not under common control during the year ended 31 December 2016

	From acquisition date to 31 December 2016 acquirees’
	Revenue	Net loss	Net cash in / (out)

Tongshan Xiehe Wind Power Generation (i)	-	-	17,177
Yangguang Cogeneration (ii)	33,275	(55,809)	(109,014)

(i)
In July 2016, the Company acquired 100% equity interests of Tongshan Xiehe Wind Power Generation from Xiehe Wind Power Investment Co., Ltd. for cash consideration of RMB3 million. The acquisition date was the date when the Company obtained control over Tongshan Xiehe Wind Power Generation. The acquisition cost equaled to the fair value of the identifiable net assets acquired, and therefore no goodwill was recognised.

Tongshan Xiehe Wind Power Generation was established on 3 March 2015 in Xuzhou, Jiangsu Province, and is mainly engaged in wind power generation, wind power research and related technical consulting services. On the acquisition date, the entity is under construction. From the acquisition date to 31 December 2016, Tongshan Xiehe Wind Power Generation had not commenced operation.

(ii)
In July 2016, the Company acquired 100% equity interests of Yangguang Cogeneration from Luoyang Shuiye Asset Investment Management Co., Ltd. for cash consideration of RMB7.89 million. The acquisition date was the date when the Company obtained control over Yangguang Cogeneration. The acquisition cost was less than the fair value of the identifiable net assets acquired, while the difference was credit to profit or loss.

Yangguang Cogeneration was established on 6 April 2004 in Luoyang, Henan Province, and is mainly engaged in production and supply of electric and heating power.

39	Business combinations (Continued)

(b)	Acquisition consideration and goodwill

	Tongshan Xiehe	Yangguang
	Wind Power	Cogeneration

Fair value of total identifiable net assets	3,000	137,811

Difference between the acquisition cost and the fair value of the identifiable net assets acquired (Note 6)	-	(129,921)

Cash consideration	3,000	7,890

Less: Cash and cash equivalents of acquirees	667	167,644

Cash consideration paid/(received) for acquisition of subsidiaries, net of cash acquired	2,333	(159,754)

(c)	The assets and liabilities arising from the acquisitions of above entities are as follows:

	Tongshan Xiehe	Tongshan Xiehe
	Wind Power	Wind Power	Yangguang	Yangguang
	Generation	Generation	Cogeneration	Cogeneration
	Fair Value	Carrying Amount	Fair Value	Carrying Amount

Bank balances and cash	667	667	167,644	167,644
Account receivables	-	-	100,882	100,882
Inventories	-	-	14,669	14,669
Other current assets	-	-	5,353	5,353
Property, plant and equipment	2,333	2,333	317,172	344,533
Land use rights	-	-	61,027	19,336
Other non-current assets	-	-	61	61

Account payable and other liabilities	-	-	53,994	53,994
Tax payables	-	-	35,092	35,092
Current portion of other non-current liabilities	-	-	256,923	256,923
Deferred income tax liabilities	-	-	58,929	55,346
Other non-current liabilities	-	-	124,059	124,059

Total identifiable net assets	3,000	3,000	137,811	127,064

39	Business combinations (Continued)

2015 Business combinations

On 13 October 2014, the Company entered into equity transfer agreements with Huaneng Group and HIPDC respectively to acquire:

•	91.80% equity interests of Hainan Power from Huaneng Group
•	75% equity interests of Wuhan Power from Huaneng Group
•	53.45% equity interests of Suzhou Thermal Power from Huaneng Group
•	97% equity interests of Dalongtan Hydropower from Huaneng Group
•	100% equity interests of Hualiangting Hydropower from Huaneng Group
•	60% equity interests of Chaohu Power from HIPDC
•	100% equity interests of Ruijin Power, Anyuan Power, Jingmen Thermal Power and Yingcheng Thermal Power from HIPDC

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

39	Business combinations (Continued)

The assets and liabilities arising from the acquisitions of above entities are as follows:

	Hainan Power		Wuhan Power		Suzhou Thermal Power		Dalongtan Hydropower		Hualiangting Hydropower
		Acquiree’s		Acquiree’s		Acquiree’s		Acquiree’s		Acquiree’s
		carrying		carrying		carrying		carrying		carrying
	Fair value	amount	Fair value	amount	Fair value	amount	Fair value	amount	Fair value	amount

Bank balances and cash	269,420	269,420	241,796	241,796	25,718	25,718	3,709	3,709	11,470	11,470
Property, plant and equipment	8,198,754	7,347,394	4,723,925	3,929,268	626,551	552,971	303,255	303,255	4,224	4,224
Land use rights	1,328,452	412,525	1,312,397	186,236	81,075	20,104	12,420	12,420	32,707	32,707
Deferred income tax assets	-	109,888	-	3,727	-	2,746	-	-	-	-
Investment in an associate	136,244	136,244	-	-	-	-	-	-	-	-
Available-for-sale financial assets	-	-	-	-	33	33	-	-	105	105
Other non-current assets	26,823	25,180	-	-	373	373	-	-	207	207
Inventories	167,476	167,476	234,750	234,750	25,508	25,508	92	92	359	359
Receivables and other current assets	677,902	677,902	459,640	459,640	37,336	37,336	3,451	3,451	3,090	3,090
Payables and other current liabilities	(586,322)	(586,322)	(480,956)	(480,956)	(95,216)	(95,216)	(9,959)	(9,959)	(32,021)	(32,021)
Salary and welfare payables	(74,801)	(74,801)	(20,336)	(20,336)	(4,270)	(4,270)	-	-	(2,387)	(2,387)
Borrowings	(5,380,813)	(5,380,813)	(2,844,530)	(2,844,530)	(230,000)	(230,000)	(199,187)	(199,187)	(10,000)	(10,000)
Deferred income tax liabilities	(332,344)	-	(476,477)	-	(30,892)	-	-	-	-	-
Other non-current liabilities	(2,700)	(2,700)	(40,037)	(40,037)	(7,176)	(7,176)	(760)	(760)	-	-

Total identifiable net assets	4,428,091	3,101,393	3,110,172	1,669,558	429,040	328,127	113,021	113,021	7,754	7,754

	Chaohu Power		Ruijin Power		Anyuan Power		Jingmen Thermal Power		Yingcheng Thermal Power
		Acquiree’s		Acquiree’s		Acquiree’s		Acquiree’s		Acquiree’s
		carrying		carrying		carrying		carrying		carrying
	Fair value	amount	Fair value	amount	Fair value	amount	Fair value	amount	Fair value	amount

Bank balances and cash	30,210	30,210	53,381	53,381	188,402	188,402	61,508	61,508	87,072	87,072
Property, plant and equipment	3,170,347	2,598,201	2,028,220	1,942,631	3,330,391	3,323,710	2,467,152	2,465,509	1,609,179	1,609,642
Land use rights	4,603	3,344	52,269	53,909	89,264	89,264	6,615	6,784	76,638	71,950
Other non-current assets	230	230	294	294	83,030	83,030	88	88	-	-
Inventories	131,697	131,697	115,013	115,013	1,984	1,984	30,529	30,529	-	-
Receivables and other current assets	252,004	252,004	184,600	184,600	29,401	29,401	102,822	102,822	1,105	1,105
Payables and other current liabilities	(275,897)	(275,897)	(161,977)	(161,977)	(700,972)	(700,972)	(379,138)	(379,138)	(346,586)	(346,586)
Salary and welfare payables	(916)	(916)	(1,596)	(1,596)	(56,984)	(56,984)	(868)	(868)	-	-
Borrowings	(1,690,220)	(1,690,220)	(1,868,750)	(1,868,750)	(3,082,500)	(3,082,500)	(1,886,834)	(1,886,834)	(1,162,000)	(1,162,000)
Deferred income tax liabilities	(143,351)	-	(20,987)	-	(1,670)	-	(369)	-	(1,057)	-
Other non-current liabilities	(932)	(932)	(110)	(110)	(25,288)	(25,288)	-	-	(54,977)	(54,977)

Total identifiable
net assets/ (liabilities)	1,477,775	1,047,721	380,357	317,395	(144,942)	(149,953)	401,505	400,400	209,374	206,206

39	Business combinations (Continued)

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

Zhumadian Wind Power

Bank balances and cash	9
Other receivables	15,583
Inventories	20
Property, plant and equipment	10,750
Payables and other liabilities	(48)

Total identifiable net assets	26,314
Non-controlling interests	(2,631)
Goodwill	-

Consideration	23,683

As at 31 December 2014, Zhumadian Wind Power was still under construction.

40	Non-controlling interests

The following table summarizes the information relating to each of the Company and subsidiaries that have material non-controlling interests (“NCI”):

									Other
	Qinbei		Luohuang	Weihai	Jinling	Yueyang	Shidongkou		individually
	Power	Beijing	Power	Power	Power	Power	Power	Yangliuqing	immaterial
	Company	Cogeneration	Company	Company	Company	Company	Company	Cogeneration	subsidiaries	Total

NCI percentage	40%	59%	40%	40%	40%	45%	50%	45%

31 December 2016

Non-current assets	11,210,604	5,821,110	3,966,880	4,988,112	5,426,759	4,958,325	3,917,340	2,654,085
Current assets	1,472,192	1,041,957	864,069	508,493	649,446	826,089	380,641	563,023
Non-current liabilities	(2,206,586)	(152,911)	(284,064)	(104,952)	(1,773,332)	(1,150,021)	(1,055,640)	(224,373)
Current liabilities	(6,475,340)	(1,665,750)	(1,601,236)	(2,504,410)	(1,835,090)	(1,828,581)	(1,584,142)	(991,614)
Net assets	4,000,870	5,044,406	2,945,649	2,887,243	2,467,783	2,805,812	1,658,199	2,001,121
Carrying amount of NCI	1,614,264	2,928,015	1,157,242	1,154,897	987,135	1,260,591	829,099	899,609	5,352,890	16,183,742

Revenue	5,006,349	4,476,729	2,436,586	3,217,209	3,734,108	2,716,817	1,915,915	1,773,869
Net profit	457,311	788,899	122,508	507,900	655,568	243,913	297,211	177,447
Total comprehensive income	457,311	788,899	122,508	507,900	655,568	243,913	297,211	177,447
Profit allocated to NCI	182,924	465,450	49,003	203,160	262,227	109,761	148,606	79,851	326,578	1,827,560
Other comprehensive income allocated to NCI	-	-	-	-	-	-	-	-	484	484

Cash flow from operating activities	1,400,042	973,352	550,346	1,045,828	1,293,565	568,379	890,615	295,547
Cash flow from investment activities	(312,604)	(540,151)	(189,599)	(273,117)	(37,274)	(62,622)	(258,892)	(197,600)
Cash flow from financing activities	(1,247,836)	(344,718)	(319,643)	(786,471)	(1,255,955)	(521,249)	(462,075)	(58,293)
Net (decrease)/increase in cash and cash equivalents	(160,398)	88,518	41,104	(13,760)	336	(15,492)	169,648	39,616
Dividends paid to NCI	433,090	687,679	120,000	366,983	308,923	-	273,900	128,857

40	Non-controlling interests (Continued)

									Other
	Qinbei		Luohuang	Weihai	Jinling	Yueyang	Shidongkou		individually
	Power	Beijing	Power	Power	Power	Power	Power	Yangliuqing	immaterial
	Company	Cogeneration	Company	Company	Company	Company	Company	Cogeneration	subsidiaries	Total
NCI percentage	40%	59%	40%	40%	40%	45%	50%	45%

31 December 2015

Non-current assets	11,739,361	5,193,038	4,154,105	4,934,579	5,746,576	5,297,441	3,924,128	2,699,074
Current assets	1,511,345	1,203,956	943,954	464,234	733,084	752,111	461,184	455,209
Non-current liabilities	(3,313,836)	(137,657)	(300,428)	(117,412)	(2,310,221)	(1,314,199)	(1,379,640)	(243,675)
Current liabilities	(5,310,585)	(1,090,231)	(1,674,490)	(1,984,600)	(1,584,917)	(2,173,454)	(1,096,885)	(800,584)
Net assets	4,626,285	5,169,106	3,123,141	3,296,801	2,584,522	2,561,899	1,908,787	2,110,024
Carrying amount of NCI	1,864,430	3,036,024	1,228,238	1,318,720	1,033,831	1,150,830	954,394	948,615	6,016,659	17,551,741

Revenue	6,078,743	5,675,930	3,313,706	3,941,344	3,785,240	3,045,746	2,115,996	1,999,749
Net profit	1,196,791	1,308,936	486,578	1,019,397	857,881	452,894	459,330	319,976
Total comprehensive income	1,196,791	1,308,936	486,578	1,019,397	857,881	452,894	459,330	319,976
Profit allocated to NCI	478,716	772,272	194,631	407,759	343,153	203,802	229,665	143,989	833,187	3,607,174
Other comprehensive income allocated to NCI	-	-	-	-	-	-	-	-	(96)	(96)

Cash flow from operating activities	2,541,580	1,488,085	932,367	1,513,744	1,338,323	1,016,136	834,278	571,512
Cash flow from investment activities	(33,499)	(574,149)	(151,647)	(235,657)	(103,779)	538,740	(26,301)	(14,100)
Cash flow from financing activities	(2,328,362)	(880,545)	(758,054)	(1,278,814)	(1,287,469)	(1,571,651)	(853,459)	(580,094)
Net increase /(decrease) in cash and
cash equivalents	179,719	36,511	22,666	(727)	(52,925)	(16,775)	(45,482)	(22,599)
Dividends paid to NCI	697,436	362,958	220,000	83,320	373,143	135,000	270,000	183,055

31 December 2014

Non-current assets	12,468,950	4,861,762	4,491,788	5,016,286	6,053,110	5,481,010	4,184,272	2,753,641
Current assets	1,671,490	1,348,041	967,057	643,829	681,848	1,675,476	479,770	635,546
Non-current liabilities	(4,033,498)	(505,544)	(337,330)	(291,886)	(3,336,497)	(1,512,909)	(1,708,800)	(290,710)
Current liabilities	(4,832,978)	(1,161,981)	(2,184,952)	(2,198,983)	(1,054,216)	(3,234,572)	(1,154,784)	(901,641)
Net assets	5,273,964	4,542,278	2,936,563	3,169,246	2,344,245	2,409,005	1,800,458	2,196,836
Carrying amount of NCI	2,088,919	2,570,827	1,153,607	1,267,699	937,720	1,082,027	900,229	987,681	3,664,506	14,653,215

Revenue	7,202,737	5,522,496	3,790,158	4,462,576	4,603,881	3,414,762	2,212,549	2,469,628
Net profit	1,148,208	1,267,225	307,786	990,936	575,309	381,660	415,819	455,002
Total comprehensive income	1,148,208	1,267,225	307,786	990,936	575,309	381,660	415,819	455,002
Profit allocated to NCI	459,283	747,663	123,114	396,374	230,124	171,747	207,909	204,751	264,090	2,805,055
Other comprehensive income allocated to NCI	-	-	-	-	-	-	-	-	(313)	(313)

Cash flow from operating activities	2,086,088	1,544,626	838,484	1,522,446	1,278,901	939,572	740,734	667,560
Cash flow from investment activities	(1,150,754)	(680,480)	(224,873)	(254,105)	(248,702)	(845,313)	(157,852)	(170,819)
Cash flow from financing activities	(931,763)	(920,279)	(602,121)	(1,271,787)	(1,108,039)	(111,758)	(508,833)	(498,704)
Net increase /(decrease) in cash and cash equivalents	3,571	(56,133)	11,490	(3,446)	(77,840)	(17,499)	74,049	(1,963)
Dividends paid to NCI	-	155,911	100,000	200,011	210,169	141,683	200,000	99,972

41	Pending Arbitration

In April 2015, a subsidiary’s construction contractor filed for an arbitration, demanding a compensation of RMB83.46 million, inclusive of interests from the subsidiary. As the arbitration is ongoing, the amount of settlement cannot be estimated reliably. No provision has been recognized as at 31 December 2016.

42	Subsequent events

(a)	After the end of the reporting period, the directors proposed a final dividend. Further details are disclosed in Note 22.

(b)
On 14 October 2016, the Company entered into equity transfer agreements with Huaneng Group to acquire the 80% interests of Huaneng Shandong Power Limited, 100% interests of Huaneng Jilin Generation Co., Ltd., 100% interests of Huaneng Heilongjiang Generation Co., Ltd. and 90% interests of Huaneng Henan Zhongyuan Gas Power Generation Co., Ltd. from Huaneng Group at a total cash consideration of RMB15.114 billion. In January 2017, according to the agreements, the Company paid 50% of the consideration to Huaneng Group. The Company is still in the process of reviewing the nature and financial impact of these newly acquired entities as of the acquisition date. The aforementioned acquired entities has been included in the Company’s consolidated financial statements since January 2017.

(c)
The Company issued super short-term bonds with a face value of RMB4 billion bearing annual interest rate of 3.40% in January 2017, such bonds are denominated in RMB and mature in 270 days, with a par value of RMB100.

The Company issued super short-term bonds with a face value of RMB3 billion bearing annual interest rate of 3.67% in February 2017, such bonds are denominated in RMB and mature in 270 days, with a par value of RMB100.

The Company issued super short-term bonds with a face value of RMB3 billion bearing annual interest rate of 3.60% in March 2017, such bonds are denominated in RMB and mature in 180 days, with a par value of RMB100.

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 17, 2017	Huaneng Power International, Inc.

	By:	/s/ Du Daming
	Name:	Du Daming
	Title:	Vice President and Secretary to the Board