Form 20-F
period 2017-12-31
HUANENG POWER INTERNATIONAL INC
filed 2018-04-12
CIK 929058

As filed with the Securities and Exchange Commission on April 12, 2018

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
_______________________
FORM 20-F
(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2017
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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
Mr. Huang Chaoquan
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
Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See the definitions of “large accelerated filer,”, “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐	Emerging growth company ☐

(Do not check if a smaller reporting company)

If an emerging growth company that prepares its financial statements in accordance with U.S.GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.
☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
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
Yes ☐ No ☐
________________________________
* Not for trading, but only in connection with the registration of American Depositary Shares

TABLE OF CONTENTS

PART I		4
ITEM 1	Identity of Directors, Senior Management and Advisers	4
ITEM 2	Offer Statistics and Expected Timetable	4
ITEM 3	Key Information	4
A.	Selected financial data	4
B.	Capitalization and indebtedness	5
C.	Reasons for the offer and use of proceeds	5
D.	Risk factors	6
ITEM 4	Information on the Company	16
A.	History and development of the Company	16
B.	Business overview	17
C.	Organizational structure	36
D.	Property, plants and equipment	37
ITEM 4A	Unresolved Staff Comments	87
ITEM 5	Operating and Financial Reviews and Prospects	87
A.	General	87
B.	Operating results	89
C.	Financial position	108
D.	Liquidity and cash resources	110
E.	Trend information	115
F.	Employee benefits	115
G.	Guarantees for loans and restricted assets	116
H.	Off-balance sheet arrangements	116
I.	Performance of significant investments and their prospects	116
J.	Tabular disclosure of contractual obligations and commercial commitments	117
K.	Impairment sensitivity analysis	118
L.	Prospects for 2018	119
ITEM 6	Directors, Senior Management and Employees	119
A.	Directors, members of the supervisory committee and senior management	119
B.	Compensation for Directors, Supervisors and Executive Officers	123
C.	Board practice	125
D.	Employees	125
E.	Share ownership	126
ITEM 7	Major Shareholders and Related Party Transactions	126
A.	Major shareholders	126
B.	Related party transactions	129
C.	Interests of experts and counsel	134
ITEM 8	Financial Information	134
A.	Consolidated statements and other financial information	134
B.	Significant changes	135
ITEM 9	The Offer and Listing	135
A.	Offer and listing details and markets	135
ITEM 10	Additional Information	137
A.	Share capital	137
B.	Memorandum and articles of association	137
C.	Material contracts	143

D.	Exchange controls	143
E.	Taxation	144
F.	Dividends and paying agents	150
G.	Statement by experts	150
H.	Documents on display	150
I.	Subsidiary information	150
ITEM 11	Quantitative and Qualitative Disclosures About Market Risk	150
ITEM 12	Description of Securities Other than Equity Securities	154
A.	Debt Securities	154
B.	Warrants and Rights	154
C.	Other Securities	154
D.	American Depositary Shares	155
PART II		155
ITEM 13	Defaults, Dividend Arrearages and Delinquencies	155
ITEM 14	Material Modifications to the Rights of Security Holders and Use of Proceeds	155
ITEM 15	Controls and Procedures	156
ITEM 16	Reserved	157
ITEM 16A	Audit Committee Financial Expert	157
ITEM 16B	Code of Ethics	157
ITEM 16C	Principal Accountant Fees and Services	158
ITEM 16D	Exemptions from the Listing Standards for Audit Committees	159
ITEM 16E	Purchases of Equity Security by the Issuer and Affiliated Purchasers	159
ITEM 16F	Change in Registrant's Certifying Accountant	159
ITEM 16G	Corporate Governance	159
ITEM 16H	Mine Safety Disclosure	162
ITEM 17	Financial Statements	162
ITEM 18	Financial Statements	162
ITEM 19	Exhibits	162

INTRODUCTION
We maintain our accounts in Renminbi Yuan ("Renminbi" or "RMB"), the lawful currency of the People's Republic of China (the "PRC" or "China"). References herein to "US$" or "U.S. dollars" are to United States Dollars, references to "HK$" are to Hong Kong Dollars, and references to "S$" are to Singapore Dollars. References to ADRs and ADSs are to American Depositary Receipts and American Depositary Shares, respectively. Translations of amounts from Renminbi to U.S. Dollars are solely for the convenience of the reader. Unless otherwise indicated, any translations from Renminbi to U.S. Dollars or from U.S. Dollars to Renminbi were translated at the middle exchange rate announced by the People's Bank of China (the "PBOC Rate") on December 29, 2017 of US$1.00 to RMB6.5342. No representation is made that the Renminbi or U.S. Dollar amounts referred to herein could have been or could be converted into U.S. Dollars or Renminbi, as the case may be, at the PBOC Rate or at all.
References to "A Shares" are to common tradable shares issued to PRC domestic shareholders.
References to the "central government" are to the national government of the PRC and its various ministries, agencies and commissions.
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
References to "Huaneng Group" are to China Huaneng Group Co., Ltd.
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
Our consolidated data of financial position as of December 31, 2017 and 2016 and the consolidated income statement and cash flow data for each of the years in the three-year period ended December 31, 2017 are derived from the historical financial statements included herein. Our consolidated data of financial position as of December 31, 2015, 2014 and 2013 and consolidated income statement and cash flow data for each of the years in the two-year period ended December 31, 2014, are derived from the historical financial statements not included herein. The Selected Financial Data should be read in conjunction with the consolidated financial statements and "Item 5 Operating and Financial Reviews and Prospects". The financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. The Selected Financial Data may not be indicative of future earnings, cash flows or financial position.
	Year Ended December 31,
	2013	2014	2015	2016	2017
RMB in thousands except per share data	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)
Consolidated Income Statement Data
Operating revenue	133,832,875	125,406,855	128,904,873	113,814,236	152,459,444
Tax and levies on operations	(1,043,855)	(932,485)	(1,157,760)	(1,177,818)	(1,376,312)
Operating expenses	(108,677,981)	(99,199,728)	(98,604,187)	(94,258,678)	(141,899,742)
Profit from operations	24,111,039	25,274,642	29,142,926	18,377,740	9,183,390
Interest income	170,723	159,550	160,723	147,063	198,906
Financial expenses, net	(7,693,363)	(7,823,606)	(7,970,070)	(7,067,602)	(9,604,645)
Other investment income	224,908	80,580	115,238	1,070,034	1,742,081
(Loss)/Gain on fair value changes of financial assets/liabilities	(5,701)	42,538	(16,742)	(12,986)	856,786
Share of profits less losses of associates and joint ventures	615,083	1,315,876	1,525,975	1,298,889	425,215
Profit before income tax expense	17,422,689	19,049,580	22,958,050	13,813,138	2,801,733
Income tax expense	(4,522,671)	(5,487,208)	(5,698,943)	(3,465,151)	(1,217,526)
Net profit	12,900,018	13,562,372	17,259,107	10,347,987	1,584,207
Attributable to:
Equity holders of the Company	10,426,024	10,757,317	13,651,933	8,520,427	1,579,836
Non-controlling interests	2,473,994	2,805,055	3,607,174	1,827,560	4,371
Basic earnings per share	0.74	0.76	0.94	0.56	0.10
Diluted earnings per share	0.74	0.76	0.94	0.56	0.10

	As of December 31,
	2013	2014	2015	2016	2017
RMB in thousands	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)
Consolidated Financial Position Data
Current assets	34,186,911	37,865,284	33,565,403	36,966,616	48,537,710
Property, plant and equipment	181,415,181	188,379,057	219,673,070	223,061,809	284,328,093
Available-for-sale financial assets	3,111,164	4,333,377	5,077,863	3,406,032	1,604,993
Investments in associates and joint ventures	16,678,694	17,626,910	19,745,192	19,632,113	19,517,623
Land use rights and other non-current assets	9,593,252	10,636,352	14,384,078	14,524,284	20,900,635
Power generation license	3,837,169	3,720,959	3,679,175	3,849,199	3,916,246
Deferred income tax assets	652,358	884,274	1,064,391	1,263,957	2,300,091
Goodwill	12,758,031	11,725,555	11,677,182	12,135,729	15,484,120
Total assets	262,232,760	275,171,768	308,866,354	314,839,739	396,589,511
Current liabilities	(98,978,845)	(104,846,121)	(123,836,633)	(130,196,251)	(155,950,488)
Non-current liabilities	(88,060,941)	(85,542,941)	(83,336,032)	(82,456,751)	(133,024,419)
Total liabilities	(187,039,786)	(190,389,062)	(207,172,665)	(212,653,002)	(288,974,907)
Total equity	(75,192,974)	(84,782,706)	(101,693,689)	(102,186,737)	(107,614,604)

	Year Ended December 31,
	2013	2014	2015	2016	2017
RMB in thousands except per share data	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)
Consolidated Cash Flow Data

Purchase of property, plant and equipment	(17,691,382)	(19,858,216)	(24,191,285)	(20,144,903)	(25,798,009)
Net cash provided by operating activities	40,239,429	33,320,067	42,362,708	31,510,824	29,197,363
Net cash used in investing activities	(19,054,250)	(19,470,813)	(33,015,012)	(17,649,646)	(31,748,825)
Net cash (used in)/generated from financing activities	(22,240,088)	(10,894,180)	(14,140,659)	(13,601,850)	4,013,180

Other Company Data

Dividend declared per share	0.38	0.38	0.47	0.29	0.10
Number of ordinary shares ('000)	14,055,383	14,420,383	15,200,383	15,200,383	15,200,383

B.	Capitalization and indebtedness
Not applicable.
C.	Reasons for the offer and use of proceeds
Not applicable.

D.	Risk factors
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
The on-grid tariffs for our planned output are subject to a review and approval process involving the National Development and Reform Commission ("NDRC") and the relevant provincial government. Since April 2001, the PRC Government has been implementing an on-grid tariff-setting mechanism based on the operating terms of power plants as well as the average costs of comparable power plants. Pursuant to the NDRC circular issued in June 2004, the on-grid tariffs for our newly built power generating units commencing operation from June 2004 have been set on the basis of the average cost of comparable units adding tax and reasonable return in the regional grid. Any future reductions in our tariffs, or our inability to raise tariffs (for example, to cover any increased costs we may have to incur) as a result of the new on-grid tariff-setting mechanism, may adversely affect our revenue and profits.
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
Furthermore, the PRC Government started in 2009 to promote the practice of direct power purchase by large power end-users. Pursuant to the circular jointly issued by NDRC, the State Electricity Regulatory Commission ("SERC") and China National Energy Administration in June 2009, the direct transaction price shall include the direct transaction price, the grid transmitting price and the governmental fund and additional charges, of which the direct transaction price shall be freely determined through negotiation between the power generation company and the large power end-user. The price of direct power purchase shall be subject to the supply and demand in the power market. Furthermore, the scale and mode of the transaction are also subject to the structure and level of development of local economy. In terms of power generation companies engaged in direct power purchase, direct power sales constitute a portion of the total power sales and the on-grid power tariffs for this portion are generally lower than the benchmark tariff of each region, thus affecting the on-grid power sales of the Company. For the past few years, the PRC Government continued the reform in the area of direct power purchase by large power end-users. In 2013, China National Energy Administration officially launched the direct power purchase program in seven provinces where we have power plants and the program has been steadily rolled out in other provinces. Although the direct power purchase may act as an alternative channel for our power sales, there is uncertainty as to the effect of the practice of direct power purchase over our operating results basing on the relatively lower tariffs generally for this portion.
The on-grid tariff-setting mechanism is evolving with the reforming of the PRC electric power industry. The PRC government announced a number of development and reform plans for the power market in 2016, covering areas including laws and regulations, power transmission and distribution prices and supply side dynamics, and the establishment of the power exchange market and market administration committees. In 2017, the development and reform plans have been further expanded to the nationwide scale, with multiple issuances made by the PRC government governing power development plan, electricity transmission and distribution price, opening up of the electricity generation and consumption plans, supply side dynamics, electricity power stock and ancillary market development, electricity exchange rules, market supervision and clean energy consumption, etc.

There is no assurance that it will not change in a manner which could adversely affect our business and results of operations or the measures we take would effectively help us to adapt to the new changes and developments. See "Item 4 Information of the Company – B. Business Overview – Pricing Policy".
If our power plants receive less dispatching than planned generation, the power plants will sell less electricity than planned
Our profitability depends, in part, upon each of our power plants generating electricity to meet the planned generation, which in turn will be subject to a local demand for electric power and dispatching to the grids by the dispatch centers of the local grid companies.
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
In August 2007, the General Office of the State Council issued a notice, promoting the energy saving electricity dispatch policy, which provides dispatching priority to electricity generated from renewable resources over electricity generated from unrenewable resources. For past years, the government made continuous effort to improve energy saving, emission reduction and resources allocation. In 2014, the NDRC issued Guidance on Strengthening and Improving the Operation of Power Management Regulation. In 2015, the NDRC and China National Energy Administration ("NEA") jointly issued Guidelines on Improving Electric Power Operations and Deepening Clean Energy Generation confirming a system ensuring the full-priced purchasing of renewable energy, and requests furthering the electric power differentiation system on coal-fired units. In 2016, the NDRC and China National Energy Administration issued four official documents, namely Notice on Issuing the Measures for the Administration of the Guaranteed Buyout of Electricity Generated by Renewable Energy Resources, Directive on the Measures for the Administration of the Guaranteed Buyout of Electricity Generated by Solar, Wind Energy Resources and Provisionary Measures for Priority Dispatch of Renewable Peaking Power Generation Units and Notice on Power Supply and Demand Blance Forecast and Priority Electricity Generation and Purchase Plan in 2017 to further develop the system ensuring the full-priced purchasing of renewable energy and to encourage renewable energy producers to join the market for peaking power supplies and the establishment of the priority power generation and purchase plan. In 2017, NDRC and NEA issued Circular on Orderly Opening Up the Electricity Generation and Consumption Plans, Pilot Rules on Inter-regional Spare Renewable Energy Electricity Power Stock Trading, Circular on the Establishment of Pilot Electricity Power Stock Exchange,  Circular on Promoting Hydropower Consumption in Southwest China, and Solutions to Abandoning Hydro, Wind and Solar Energy, to promote the development of the power stock exchange and renewable power consumption.
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
On March 15, 2015, the Opinions of CPC Central Committee and State Council Regarding Further Deepening Reform of the Electricity System was released, according to which the reform will be focused and directed to orderly liberalize the tariff of the competitive markets other than electricity transmission and distribution, gradually allow investment from private investors in power distribution and selling businesses, consistently open the power generation market other than those for non-profit purpose or under regulation, push for independent and regulated operation of the parties involved in electricity transactions, continue the study of regional power grid construction and the transmission and distribution system suitable for China, further strengthen government regulations for enhanced  power coordination and planning, and further improve safe and efficient operation of electricity and reliable power supply. These reforms will have a profound impact on the business models of power generation enterprises and may intensify the competition which may adversely affect our business. In November 2015, the NDRC and China Energy Administration issued six official documents regarding electricity system reform, namely Opinions on Deepening Electricity Price Reform, Opinions on Furthering Electricity Market Development, Opinions on Establishing and Institutionalizing Electricity Purchasing Organizations, Opinions on Orderly Opening Up Electricity Generation and Consumption, Opinions on Deepening Electricity Sales Reform and Guidelines on Fortifying and Institutionalizing the Management of Coal-fired Power Plants, further confirming the direction of the newest round of reforms of the electricity system.
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
In 2017, The PRC Government issued various measures to further reform the power industry, including: (i) establishing the national power development plan covering the consumption share of the non-fossil fuel, heating system reform beased on "coal to gas", "coal to electricity" and renewable energy development, and new technology programs; (ii) speeding up the reform of electricity transmission and distribution price; (iii) orderly opening up the electricity generation and consumption plans; (vi) establishing the union of power exchanges and speeding up the electricity stock and ancillary service market development; (v) enhancing the development of the electricity power supply side reform; (vi) issuing the rules for monthly inter-region electricity power trade in South China; and (vii) furthering the development of the power-related credit system.
These reform actions will have a profound impact on the operations of power generation companies and may intensify competition, which may negatively impact our company.
We are effectively controlled by Huaneng Group and HIPDC, whose interests may differ from those of our other shareholders
Huaneng Group, directly or indirectly holds 47.16% of our total outstanding shares, and HIPDC directly holds 33.33% of our total outstanding shares. As Huaneng Group is HIPDC's parent company, they may exert effective control over us acting in concert. Their interests may sometimes conflict with those of our other minority shareholders. There is no assurance that Huaneng Group and HIPDC will always vote their shares, or direct the directors nominated by them to act in a way that will benefit our other minority shareholders.

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
In addition, our results of operations are sensitive to the fluctuation of coal price. For the past few years, the Chinese coal market was showing a surplus in production, resulting in a significantly decreased coal price. However, the policies of reducing overcapacity of the Chinese coal producers implemented in early 2016 led to a supply shortage with surging coal prices in the Chinese coal market. There is no assurance that the increase in coal prices will not continue in the future, and if the price increase does continue, there is no assurance that we will be able to adjust our power tariff to pass on the increase in the coal price in time. Although the government has established a coal-electricity price linkage mechanism to allow power generation companies to increase their power tariffs to cope with the increase in the coal price, the implementation of the mechanism involves uncertainties. For a detailed discussion of the coal-electricity price linkage mechanism, see "Item 4 Information on the Company – B. Business overview – Pricing policy".
Power plant development, acquisition and construction are a complex and time-consuming process, the delay of which may negatively affect the implementation of our growth strategy
We develop, construct, manage and operate large power plants. Our success depends upon our ability to secure all required PRC Government approvals, power sales and dispatch agreements, construction contracts, fuel supply and transportation and electricity transmission arrangements. Delay or failure to secure any of these could increase cost or delay or prevent commercial operation of the affected power plant. Although each of our power plants in operation and the power plants under construction received all required PRC Government approvals in a timely fashion, no assurances can be given that all the future projects will receive approvals in a timely fashion or at all. In addition, due to national policies and related regulations promoting environment-friendly energy, the approval requirements and procedures for power plant are becoming increasingly stringent, which may negatively affect the approval process of our new projects.
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
Substantial capital is required for investing in or acquiring new power plants and failure to obtain capital on reasonable commercial terms will increase our finance cost and cause delay in our expansion plans
An important component of our growth strategy is to develop new power plants and acquire operating power plants and related development rights from HIPDC, Huaneng Group or other companies on commercially reasonable terms. Our ability to arrange financing and the cost of such financing depend on numerous factors, including general economic and capital market conditions, credit availability from banks or other lenders, investor confidence in us and the continued success of our power plants. Although we have not been materially affected by inflation in the past, there is no assurance that we would not be affected in the future. We anticipate the PBOC will further its sound and neutral monetary policy in 2018. Affected by the structural pressure such as PBOC raising the benchmark interest rate, the currency market and the bond market will witness a further increase in the funding cost, and we will face more pressure on our borrowing interest payment. The interest bearing debts of the Company are mostly denominated in Renminbi, changes in benchmark lending interest rate published by the PBOC will have a direct impact on the Company's cost of debt. In the Singapore capital market, the SOR interest rate is expected to rise amid interest rate hikes in the U.S., resulting in an increase of the financing costs of Tuas Power. As a result, we may not be able to carry out our expansion plans due to the failure to obtain financing or increased financing costs. Furthermore, although we have historically been able to obtain financing on terms acceptable to us, there can be no assurance that financing for future power plant developments and acquisitions will be available on terms acceptable to us or, in the event of an equity offering, that such offering will not result in substantial dilution to existing shareholders.
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
If the PRC Government adopts new and stricter environmental laws and additional capital expenditure is required for complying with such laws, the operation of our power plants may be adversely affected and we may be required to make more investment in compliance with these environmental laws
Most of our power plants, being coal-fired power plants, discharge pollutants into the environment. We are subject to central and local government environmental protection laws and regulations, which currently impose base-level discharge fees for various polluting substances and graduated schedules of fees for the discharge of waste substances. The amounts of discharge fees are determined by the local environmental protection authority based on the periodic inspection of the type and volume of pollution discharges. In addition, such environmental protection laws and regulations also set up the goal for the overall control on the discharge volume of key polluting substances. These laws and regulations impose fines for violations of laws, regulations or decrees and provide for the possible closure by the central government or local government of any power plant which fails to comply with orders requiring it to cease or cure certain activities causing environmental damage. Also, the PRC Government requires thermal power plants to equip all units with desulphurization and denitrification facilities, and sets higher anti-dust standards. In September 2014, the NDRC, the Ministry of Environmental Protection and the China National Energy Administration jointly issued the 2014-2020 Action Plans for Energy Saving, Emission Reduction and Renovation of Coal-fired Generation Units, imposing stricter requirements for efficient and clean development of coal-fired generating plants. Such stringent standards, together with the increase in the discharge fees, will result in the increases in the environmental protection expenditure and operating costs of power plants and may have an adverse impact on our operating results.
We attach great importance to the environmental related matters of our existing power plants and our power plants under construction. We have implemented a system that is designed to control pollution caused by our power plants, including the establishment of an environmental protection office at each power plant, adoption of relevant control and evaluation procedures and the installation of certain pollution control equipment. We also upgraded the super low emission facilities on our coal-fired units. We believe our environmental protection systems and facilities for the power plants are adequate for us to comply with applicable central government and local government environmental protection laws and regulations. However, the PRC Government may impose new, stricter laws and regulations on environmental protection, which may adversely affect our operations.
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
On March 16, 2007, the Enterprise Income Tax Law of PRC, or the New Enterprise Income Tax Law, was enacted, and became effective on January 1, 2008 and was amended on February 24, 2017. The New Enterprise Income Tax Law imposes a uniform income tax rate of 25% for domestic enterprises and foreign invested enterprises. Therefore, our power plants subject to a 33% income tax rate prior to January 1, 2008 are subject to a lower tax rate of 25% starting on January 1, 2008. With regard to our power plants entitled to a reduced enterprise income tax rate of 15% prior to January 1, 2008, their effective tax rate gradually increased to 25% within a five-year transition period commencing on January 1, 2008. Accordingly, the effective tax rate of our wholly owned power plants has increased over time. In addition, although our power plants entitled to tax exemption and reduction under the income tax laws and regulations that are effective prior to the New Enterprise Income Tax Law will continue to enjoy such preferential treatments until the expiration of the same, newly established power plants will not be able to benefit from such tax incentives, unless they can satisfy specific qualifications, if any, provided by then effective laws and regulations on preferential tax treatment.
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
The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China's political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the PBOC. On July 21, 2005, the PRC government introduced a floating exchange rate system to allow the value of Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of foreign currencies. Renminbi appreciated by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. On June 19, 2010, the PBOC decided to further promote the reform of the Renminbi exchange rate formation mechanism, and improve the flexibility of Renminbi exchange rate. The Company and its subsidiaries (both domestic and overseas) have debts denominated in foreign currencies, fluctuations in the exchange rates of Renminbi and Singapore dollar into foreign currencies create exchange risk for the Company. With the internationalization process and RMB joining the SDR, RMB exchange rate may continue to fluctuate in the future. In August 2015, the PBOC further improved its midpoint rate determination mechanism, which led to a 2% depreciation of Renminbi against the U.S. dollar. However, it is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. There remains significant international pressure on the PRC Government to further liberalize its currency policy, which could result in further fluctuations in the value of the Renminbi against the U.S. dollar. However, there is no assurance that there will not be a devaluation of Renminbi in the future. If there is such devaluation, our debt servicing cost will increase and the return to our overseas investors may decrease.
Our revenues from SinoSing Power Pte. Ltd. ("SinoSing Power") and its subsidiaries are collected in Singapore dollars. However, commencing from 2008, the operating results of SinoSing Power and its subsidiaries were consolidated into our financial statements, which use Renminbi as the presentation currency. As a result, we are exposed to foreign exchange fluctuations between Renminbi and the Singapore dollar. Appreciation of Renminbi against the Singapore dollar may cause an adverse impact on our operation results and foreign translation difference.
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
We will be a "passive foreign investment company," or "PFIC," if, in the case of any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of "passive" income or (b) 50% or more of the average quarterly value of our assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income (the "asset test"). For United States federal income tax purposes, and based upon our income and assets, we do not believe that we were classified as a PFIC for the taxable year ended December 31, 2017, and do not anticipate becoming one in the foreseeable future.
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
If we are a PFIC in any taxable year, a U.S. Holder (as defined in "Item 10. Additional Information—E. Taxation—United States federal income tax considerations") may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or H Shares and on the receipt of distributions on the ADSs or H Shares to the extent such gain or distribution is treated as an "excess distribution" under the United States federal income tax rules and such holders may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds the ADSs or our H Shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds the ADSs or our H Shares. For more information see "Item 10. Additional Information—E. Taxation—United States federal income tax considerations—Passive Foreign Investment Company Considerations."
Risks relating to doing business in the PRC
China's economic, political and social conditions as well as government policies could significantly affect our business
As of December 31, 2017, the majority of our business, assets and operations are located in China. The economy of China differs from the economies of most developed countries in many respects, including government involvement, control of foreign exchange, and allocation of resources.
The economy of China has been transitioning from a planned economy to a more market-oriented economy. After multiple years of strenuous and sustained economic restructuring reforms, China has become a leading player in the global economy and a major contributing force to the economic revival and growth worldwide. The PRC Government has implemented economic reform measures emphasizing utilization of market forces in the development of the economy of China and a higher level of autonomy for the private sector. Some of these measures will benefit the overall economy of China, but may have a negative effect on us for a short term. For example, our operating results and financial condition may be adversely affected by changes in power tariff for our power plants, cost of fuels, increasingly stringent environment protection policies, and changes in State policies affecting the power industry.
Interpretation of PRC laws and regulations involves significant uncertainties
The PRC legal system is based on written statutes and their interpretation by the Supreme People's Court. Prior court decisions may be cited for reference but are not considered as binding precedents.

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
Our operations in Singapore depend on market demand and are subject to competition. Overall power system demand grew by 1% in 2017 over 2016. The future growth is highly dependent on a sustained recovery in the Singapore and global economies. The liberalization of Singapore's power market and the further deregulation of its power industry have resulted in more intense competition among the power generation companies in Singapore. Tuas Power Group, or Tuas Power, one of our wholly owned business units, is one of the three largest power generation companies in Singapore. If Tuas Power is unable to compete successfully against other power generation companies in Singapore, its business, prospects, financial condition and results of operations may be adversely affected.
An electricity futures market was also established in 2015 through an incentive scheme by the authority to market makers (MM) in the futures market. This has attracted independent retailers which are expected to exert some price competition in the retail market. A Demand Response (DR) scheme is currently being established which could potentially introduce further price competition in the wholesale generation market in Singapore. Furthermore, the Singapore government recently announced plans to raise the adoption of solar energy to 350 MWp by 2020 and 1,000MWp beyond 2020, compared to around 140 MWp in third quarter 2017.
TP Utilities Pte Ltd ("TPU"), an entity in Tuas Power Group, sells utilities, such as steam, industrial water and demineralized water to industrial customers for their direct consumption. The time of potential customers of TPU to site their premises, if at all, is subject to microeconomic situations. The demand of the utilities by these customers may vary as well. Despite Tuas Power's efforts to develop its facilities in stages and/or in modules to provide sufficient capacity matching the demand, and require customers to pay minimum capacity payment charges to mitigate the demand risk, its business and results of operations may be adversely affected by fluctuation in demand.
Regulatory changes of the vesting regime in Singapore could expose Tuas Power to electricity price volatility and adversely affect its business and results of operations
Tuas Power derives its revenue mainly from sale of electricity to the National Electricity Market of Singapore (the "NEMS") through a bidding process and vesting contracts under which a significant portion of power sales is predetermined by the Energy Market Authority ("EMA"). The vesting contract regime in Singapore is targeted at mitigation of market power in the wholesale electricity spot market. The regime achieves this objective by assigning a quantity of vesting contracts to generation companies, thereby limiting their incentives to exercise whatever level of market power they may possess. Vesting contracts are a form of bilateral contract imposed/vested on the major power generation companies in Singapore. Vesting contract price is set by the EMA, which is Singapore's power market regulator. Vesting contract price is set at the long run marginal cost of the most efficient base-loaded technology plant employed in Singapore and is reviewed every two years. On a quarterly basis, the EMA allows for vesting contract quantity to be adjusted to account for changes in demand (due to seasonality) and the vesting contract price to be adjusted to account for inflation and changes in fuel prices. Such a mechanism helps protect the profit margins of the power generation companies in the Singapore market, such as Tuas Power, to a large degree. The quantity of vesting contract allocated to the power generation company depends on the proportion of such power generation company's capacity to the total licensed or planned generation capacity at the commencement of the vesting contracts regime. A portion of the volume under the Vesting Contract Scheme has also been allocated to the LNG Vesting Scheme - an incentive scheme where players who have committed to an initial tranche of LNG for Singapore are allocated electricity sale contracts.  The volume allocated to the generation companies under the LNG vesting scheme is fixed for a period of 10 years until 2023. By the end of 2015, the vesting contract has been rolled back to 25% of system demand (inclusive of the LNG Vesting Scheme). Following an appeal by some of the players in the market, the vesting contract level has been maintained at 25% for 2016. Following EMA's review of the Vesting Contract Regime in 2016, it is determined that the vesting contract level will be maintained at 25% until the end of the first half of 2018 and it will be reduced to LNG vesting level by the second half of  2019. The vesting contract regime will be phased out by 2023 when the LNG vesting contract expires, which could lead to volatility in electricity prices and adversely affect our business, financial condition and results of operation.
The fuel cost of Tuas Power is exposed to volatility of international fuel price and foreign currency risk
The fuel for Tuas Power consists of natural gas, coal, biomass, fuel oil and diesel oil. Since the procurement price of natural gas is closely linked to oil price and the procurement price of coal and biomass is linked to a coal index, the fuel cost of Tuas Power is exposed to the volatility of international oil and coal prices. The prices of oil continued the upward trend in 2017 and the price of coal remained strong in 2017. In addition, the commitments for the purchase of fuel are denominated in U.S. dollars, which further exposes Tuas Power to foreign currency risk. Any increase in fuel price and/or appreciation of the U.S. dollar against the Singapore dollar will translate into an increase in fuel cost for Tuas Power. Part of this increase can be passed through electricity sale contracts and utilities sale contracts, while fuel and foreign exchange hedging strategies done appropriately will mitigate the impact of such increase. No assurance can be given that such increase will not adversely affect results of its operation. Tuas Power is highly dependent upon the import of gas via pipelines from Indonesia.  The movement in the price of oil over the course of 2017 has resulted in variation in the price for its various sources of gas supply within the same month. Any disruption of such supply would impact the normal operation of Tuas Power significantly. This risk has been mitigated through Tuas Power's contract to buy LNG for its incremental needs, although there is no assurance that, in the event of fuel supply shortfall, Tuas Power's operations will not be adversely affected.
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
We completed our initial global public offering of 1,250,000,000 overseas listed foreign shares in October 1994, which were listed on the New York Stock Exchange (Stock Code: HNP) in the United States by issuing 31,250,000 ADSs. In January 1998, the foreign shares of the Company were listed on The Stock Exchange of Hong Kong Limited by way of introduction (Stock Code: 902). Subsequently, in March 1998, the Company successfully completed a global placing of 250,000,000 foreign shares along with a private placing of 400,000,000 domestic shares. In November 2001, the Company successfully completed the issuance of 350,000,000 A Shares (Stock Code: 600011) in the PRC, of which 250,000,000 domestic public shares were listed on the Shanghai Stock Exchange. In December 2010, the Company completed the non-public issuance of 1,500,000,000 A Shares and 500,000,000 H Shares. In November 2014, the Company completed the non-public issuance of 365,000,000 H Shares. In November 2015, the Company completed the non-public issuance of 780,000,000 H Shares. Currently, the total share capital of the Company amounts to approximately 15.2 billion shares.
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
On October 14, 2016, the Company signed the Agreement for the Transfer of Equity Interests in Certain Companies with Huaneng Group (the "Transfer Agreement"). Pursuant to the Transfer Agreement, the Company shall accept the transfer of (i) 80% equity interest of Huaneng Shandong Power Limited; (ii) 100% equity interest of Huaneng Jilin Power Limited; (iii) 100% equity interest of Huaneng Heilongjiang Power Limited; and (iv) 90% equity interest of Huaneng Henan Zhongyuan Gas Power Generation Co., Ltd. from Huaneng Group for the consideration of RMB15,501 million after certain adjustment of the profits generated from the date of valuation to the acquisition date in accordance with the equity transfer agreements. This transaction was considered and approved at the 21st meeting of the Eighth Session of the Board held on October 14, 2016, and was considered and approved at the 2016 Second Extraordinary General Meeting held on November 30, 2016. The acquisition was completed on January 1, 2017, and the total consideration has been settled in cash by  December 31, 2017 after netting off with the receivables due from Huaneng Group.
See "Item 5 Operating and Financial Reviews and Prospects – Liquidity and Cash Resources" for a description of our principal capital expenditures since the beginning of the last three financial years.

B.	Business overview
We are one of the China's largest independent power producers and we have been striving for innovations in technologies, structure, and management since its incorporation. We were the first to introduce a 600 MW supercritical generating unit into China and we also started operating the first domestically built single 1,000 MW ultra-supercritical coal-fired generating unit, and the first digitalized 1,000 MW ultra-supercritical coal-fired generating unit in China. We completed the construction of the first 1,000 MW generating unit in the world using sea water desulphurization facilities and the 660 MW high-efficiency ultra-supercritical coal-fired generating unit with the highest parameter in China. We completed the construction of the first double reheat ultra-supercritical coal-fired generating unit, and developed the technology for synergistic treatment of fuel gas of coal-fired power plants, which was successfully applied in various environmental protection renovation and newly-constructed projects. We completed the offshore wind power project with the largest generating capacity in Asia and was the first to realize mass production of the wind turbine of 5 MW in China. We also invested and operated the most advanced gas turbine with the largest generation capacity and heat supplying capacity in China. We completed the first major energy project in the China-Pakistan Economic Corridor and created the best record of safety, quality and progress in overseas electricity construction by China.  The technical and economic indicators as well as the overall manpower efficiency of the Company have been remaining at the forefront in China’s power industry.
As of March 31, 2018, we had controlling generating capacity of 104,301 MW, and total generating capacity of 91,783 MW on equity-ownership basis.
Operations in China
We are engaged in developing, constructing, operating and managing power plants throughout China. Our domestic power plants are located in 26 provinces, autonomous regions and provincial-level municipalities.
In 2017, the Company proactively adapted to the new changes in the power system reform, grasping opportunities while at the same time tackling challenges. The Company maintained its leading position in terms of the level of safe and clean production in the industry for the year. With continuous improvement in the power structure, the Company saw an increase in both volume and price in power generation, while enhancing its capabilities on sustaining the supply of and controlling the price of fuels. In addition, outstanding performance was achieved in capital operation, thus the annual operating objectives were accomplished in a more satisfactory manner while the Company continued to fulfill the duties of providing sufficient, and reliable power to the society.
In 2017, new generating units with a total installed capacity of 3,325 MW were put into operation. In 2017, our total domestic power generation from all operating power plants on a consolidated basis amounted to 394.481 billion kWh, representing an increase of 25.8% from 2016. The annual average utilization hours of our domestic generating units reached 3,951 hours. Our fuel cost per unit of power sold by domestic power plants increased by 32.41% from the previous year to RMB 225.92 per MWh.
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

Operations in Singapore
Tuas Power, one of our wholly owned business units, operates in Singapore and is engaged in the business of generation, wholesale and retail of power and other relating utilities. Tuas Power is comprised of Tuas Power Ltd ("TPL"), the investment holding company, and eight subsidiaries. Among these subsidiaries, Tuas Power Generation Pte. Ltd. ("TPG") is the electricity generation company that owns 100% of Tuas Power Supply Pte Ltd ("TPS"), which is the retail arm of TPG. Separately, TPU, a wholly owned subsidiary of TPL is engaged in the business of production and supply of utilities to industrial customers at Tembusu, Jurong Island in Singapore, as well as the generation of electricity dispatched to the electricity wholesale market. We have consolidated Tuas Power's results of operations since March 2008. The total assets and revenue of Singapore operations represented approximately 7.05% and 6.61%, respectively, of our consolidated total assets and revenue as of and for the year ended December 31, 2017. In 2017, the power generated by Tuas Power in Singapore accounted for 21.9% of the total power generated in Singapore, slightly higher than 2016.
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
Approval process
Prior to July 2004, any project proposal and supporting documents for new power plants had to first be submitted to the NDRC for approval and then be submitted to the State Council. In July 2004, the State Council of the PRC reformed the fixed asset investment regulatory system in China. Under the new system, new projects in the electric power industry that do not use government funds will no longer be subject to the examination and approval procedure. Instead, they will only be subject to a confirmation and registration process. Coal-fired projects will be subject to confirmation by the NDRC. Wind power projects with installed capacity of 50 MW or above shall be subject to confirmation and registration with the relevant department of the central government, while wind power projects with an installed capacity lower than 50 MW shall be subject to confirmation and registration with relevant local government departments. Wind power projects confirmed by local government departments at provincial level shall also be filed with the NDRC and China National Energy Administration.
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
From 2014, China National Energy Administration has placed the stringent control on coal-fired projects within the Beijing-Tianjin-Hebei region, the Yangtze River Delta Region and the Pearl River Delta Region. All new coal-fired generating projects, other than those involving co-generation, were prohibited from being approved. Multi coal-fired generating units may be reconstructed into large capacity units based on the principles of an equivalent replacement for coal but the reduction in replacement pollutant emission.
From 2016, to counter the issue of overcapacity in the coal-fired power sector, China National Energy Administration strengthened the approval of coal-fired projects nationwide, a number of new coal-fired generating projects, other than those involving co-generation, were canceled, postponed or terminated. Considering the increasingly limited availability of prime locations and decreasing subsidies, China National Energy Administration also suspended approval of new wind power plants and photovoltaic power station projects in provinces with wind curtailment rate over 20% and solar curtailment rate over 5%.  It is expected that the overcapacity countering policy will be continued in the future.
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
Power plant construction
We have generally acted as the general contractor for the construction of our power plants. Equipment procurement and installation, site preparation and civil works are subcontracted to subcontractors through a competitive bidding process. All of our power plants were completed on or ahead of schedule, enabling certain units to enter service and begin generating income earlier than the estimated in-service date.
Plant start-up and operation
We have historically operated and intend to continue to operate our power plants. Our power plants have established management structures based on well-developed management techniques. We select the superintendent for a new power plant from the senior management of our operating plants early in the construction phase of the new plant, invest in the training of operational personnel, adopt management techniques that improve efficiency and structure our plant bonus program to reward efficient and cost-effective operation of the plant in order to ensure the safety, stability and high availability factor of each power plant. Our senior management meets several times a year with the superintendents of the power plants as a group, fostering a team approach to operations, and conducts annual plant performance reviews with the appropriate superintendent, during which opportunities to enhance the power plant's performance and profitability are evaluated.
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
The EMA intends to keep the increase and decrease in generating capacity commercially driven as far as practicable. As a precaution against the risk of insufficient generating capacity in the system, the EMA has planned to put in place a capacity assurance scheme to incentivize new generation planting in case new generating capacity that is required to maintain system security is not forthcoming from the market. EMA has not provided any update on the proposed scheme but given the current oversupply of capacity, it is not anticipated that the scheme will be put into place anytime soon.
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
EMA issued a Singapore Electricity Market Outlook (SEMO) 2017, which provides a long-term outlook of the energy market, such as the projected supply and demand conditions to facilitate power generation investment decisions. Based on the data provided by EMA, there will be 1600MW and 500MW of reduction in capacity in 2019 and 2020 respectively.
We are in the process of developing the Tembusu Multi-Utilities Complex (the "TMUC") in Singapore. The TMUC is expected to consist of a co-generation plant, a desalination plant and a wastewater treatment facility, with a total installed capacity of 165 MW. The complex will be developed in multiple phases in order to meet customers' demand. Phase 1 consists of 1 x 450 t/h coal-biomass co-fired circulated fluidized bed boiler, 2 x 200 t/h diesel/natural gas-fired boilers and 1 x 101MW steam turbine-generator, and other components of the plant. Phase 2A consists of 1 x 450 t/h coal-biomass co-fired circulated fluidized bed boiler, 1 x 200 t/h diesel/natural gas-fired boiler and 1 x 32MW steam turbine-generator, and other components of the plant. Phase 1 and Phase IIA commenced commercial operations in March 2013 and June 2014 respectively. The first train of 62.5 m³/h wastewater treatment facility commenced commercial operation in September 2015.  TPL owns 100% equity interest in this project.
TPL collaborated with ST Marine Pte. Ltd. (ST Marine), an affiliate of Singapore Temasek Holdings, to participate in the tender for Singapore’s Public Utilities Board (PUB)’s fifth desalination plant project under a Develop-Build-Own-Operate (BDOO) scheme on 6 July 2017. The capacity of the desalination plant is 30 MIGD (137,000 cubic meter per day). The desalination plant is located at Tembusu Jurong Island, adjacent to TMUC in order to achieve synergy. TPL and ST Marine incorporated a concession company, TP-STM Water Resources Pte. Ltd. (TP-STM Water Resources), on 1 November 2017 and executed the Water Purchase Agreement (WPA) with PUB on 6 November 2017. TPL owns 60% equity interests in TP-STM Water Resources. The project commercial operation date (PCOD) is scheduled for June 2020. The term of concession is 25 years from the PCOD.
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
On March 28, 2005, the NDRC issued the Interim Measures on Regulation of On-grid Tariff, the Interim Measures on Regulation of Transmission and Distribution Tariff, and the Interim Measures on Regulation of End-user Tariff, or collectively the "Interim Measures", to provide guidance for the reform of tariff-setting mechanism in the transition period. Under the Interim Measures, the tariff is classified into on-grid tariff, transmission and distribution tariff and end-user tariff. Transmission and distribution tariff will be instituted by the government. The end-user tariff will be based on on-grid tariff and transmission and distribution tariff. The government is responsible for regulating and supervising power tariffs based on the principles of promoting efficiency, encouraging investment and improving affordability.
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
On February 25, 2009, NDRC, SERC and China National Energy Administration jointly promulgated the Notice regarding Cleaning up the Concessional Tariff Scheme, pursuant to which, (i) the concessional tariff scheme at the local level is banned, and (ii) certain measures, such as direct purchase by large end-users and adopting peak and off-peak power pricing policy, will be carried out to reduce enterprises' power cost. In addition, the notice emphasizes the supervision and inspection over the setting of power tariffs. On October 11, 2009, in order to promote a fair market condition and the optimization of electric power resources, NDRC, SERC and China National Energy Administration jointly promulgated the Circular on Regulating the Administration of Electric Power Transaction Tariff to regulate the tariff-setting mechanism for the on-grid tariff, transmission and distribution tariff and end-user tariff and clean up the local preferential power tariffs provided to high energy consumption companies. Pursuant to a notice issued by NDRC, with effect from November 20, 2009, certain adjustments on the on-grid tariffs have been made in various regions of China in order to resolve the inconsistencies in tariffs, rationalize the tariff structure and promote the development of renewable energy.
In 2010, the PRC Government started to implement the direct power purchase policy. As of December 31, 2013, some of the provinces where we operate power plants are approved by the NDRC to implement the direct power purchase by large power end-users. In addition, during 2010 SERC issued several circulars and notices to regulate the trans-provincial and interregional transaction of power and/or power generation right, in which the power purchase price shall be freely determined by negotiation through the market pricing mechanism. In December 2012, SERC issued another circular to further regulate the trans-provincial and interregional transaction of power and/or power generation right.
In May 2011, NDRC issued a notice, increasing the on-grid tariffs of thermal power plants to partially compensate the increased costs incurred by thermal power plants resulting from increases in coal prices. Different adjustments on tariffs were made in different provinces. In November 2011, PRC Government made further nationwide adjustments on power tariffs, including an average of RMB0.026 per kWh increase in on-grid tariff for thermal power plants. In December 2012, NDRC issued a notice, which provided that, from January 1, 2013, NDRC would provide an RMB0.008 per kWh denitrification premium for all coal-fired generating units equipped with denitrification facilities that are inspected and accepted by authorized national or provincial authority.
In March 2012, the PRC Government issued a notice, which mandated the confirmation method for the power generation projects, subsidy standards and fund appropriation standards relating to the application for a subsidy for renewable energy power price of power generation projects. In December 2012, the PRC Government issued the Notice on the Guidelines of Enhancing the Reform of Marketization of Coal Used for Power Generation to further reform the coal pricing mechanism. Effective January 1, 2013, all key coal purchase contracts between power generation companies and coal suppliers were terminated and contracts are directly negotiated between power generation companies and coal suppliers without the interference of local governments. According to the notice, the NDRC will no longer issue inter-provincial guidance on the railway transportation capacity plan. In addition, the dual-track coal pricing system, which included the government regulated mandatory annual contract pricing and spot market prices for the remaining coal production output of each coal supplier, was abolished due to the narrowing gap between the government regulated coal contract price and the spot market price. Pursuant to the notice, future coal contract prices will be determined by the market and freely negotiated between power generation companies and coal suppliers. Furthermore, the coal-electricity price linkage mechanism will continue to be implemented and constantly improved. Once the coal price fluctuates for more than 5% on an annual basis, the on-grid tariff would be adjusted accordingly. The notice also mandates that power generation companies absorb 10% of the coal price fluctuations as compared to 30% prior to 2013. Given the narrow gap between the key contract coal price and the spot market price, the overall on-grid tariff was not adjusted.
In September 2013, NDRC issued the Notice on the Adjustment of Power Tariff for Power Generation Companies and Related Matters, pursuant to which the on-grid tariffs for coal-fired generating units were lowered, by a national average of RMB0.013 per kWh, and the on-grid tariff for gas turbine power plants was slightly increased. The Notice also increased the power tariff for power-generating companies that are equipped with denitrification facilities and dust-removal facilities.
In March 2014, the NDRC and the Ministry of Environmental Protection jointly issued the Measures to Monitor the Operation of Environmental Protection Tariffs and Facilities Regarding Coal-fired Generating Units, under which the standard on-grid electricity tariff incorporating environmental protection element will no longer be applicable to coal-fired generating units unless the coal-fired power generating enterprise has completed renovation for environmental protection acceptable after testing.  In August 2014, the NDRC issued the Notice to Further Resolve Conflicts Regarding Environmental Protection Tariff, under which the standard on-grid tariff for coal-fired power generating units is lowered with the view to resolve the environmental protection tariffs conflicts such as denitrification and dedusting of coal-fired power generation enterprises, and setting the tariff subsidy for denitrification and dedusting at RMB0.01/kWh and RMB0.002/kWh, respectively.  In December 2014, the NDRC issued the Notice Regarding Adjusting Standard On-grid Tariff for Onshore Wind Powers, under which the standard on-grid tariff for each of Class I, Class II and Class III wind powers is lowered by RMB0.02, and the tariff for Class IV wind power remains unchanged at RMB0.61/kWh.  In December 2014, the NDRC issued the Notice Regarding Certain issues of On-grid Tariff of Natural Gas Powers, defining the principles to formulate and modify the tariff of electricity generated by natural gas, aiming to regulate on-grid tariff administration and used facilitate healthy and orderly growth of natural gas power generating sector in China.
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
In December 2016, in order to implement General Office of the State Council’s Energy Development Strategic Action Plan (2014-2020) about achieving equal on-grid tariff for wind and solar power with coal power to encourage the orderly development of wind and solar power by properly guiding investments in these areas, the NDRC issued the Announcement on the Adjustment of Standard On-Grid Tariff for Solar and Onshore Wind Power (NDRC Price [2016]No. 2729). From January 1, 2017, standard on-grid tariffs for Class I, Class II and Class III solar powers were adjusted to RMB0.65 per kWh, RMB0.75 per kWh and RMB0.85 per kWh, respectively, which is RMB0.15 per kWh, RMB0.13 per kWh and RMB0.13 per kWh lower than the corresponding tariff in 2016. Such standard on-grid tariff will be adjusted annually. 2018 standard on-grid tariff for Class I, Class II and Class III onshore wind power decreased by RMB0.04 per kWh, RMB0.02 per kWh, RMB0.01 per kWh, respectively.  Yunnan Province has been recategorized as Class II from Class IV, which meant the standard on-grid tariff for wind power generated in Yunnan province will decrease by an additional RMB0.12 per kWh.
In June 2017, NDRC issued Circular on Canceling or Reducing Governmental Funds and Additional Charges and Reasonably Adjusting On-Grid Tariff Structure (NDRC Price [2017]No. 1152), which reduces major water conservancy project construction fund and large and medium-sized reservoir resettlement support fund by 25% to relieve power generation enterprises from its difficulties in daily operations.
In December 2017, NDRC issued Circular on the Pricing Policy of Photovoltaic Projects in 2018 (NDRC Price [2017]No. 2069), From January 1, 2018, standard on-grid tariffs for Class I, Class II and Class III solar powers were adjusted to RMB0.55 per kWh, RMB0.65 per kWh and RMB0.75 per kWh, respectively (tax included). All distributed photovoltaic projects commencing operation after January 1, 2018, adopting "Self Generate, Self Consume, with Spare Power Put On-grid" model, shall apply a subsidy of RMB0.37 per kWh. All distributed photovoltaic projects adopting "All Power Put On-grid" model shall apply the price set by the region they locate at.
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
In addition, the major power generation companies, including Tuas Power, are obliged to hold vesting contracts. Vesting contracts are a form of the bilateral contract imposed/vested on the generation companies who had been licensed by the EMA before the establishment of NEMS. Market Support Services Licensee is the counterparty to all of the vesting contracts, and the vesting contracts are settled between the parties through the EMC's settlement system. The quantity of vesting contract allocated to the power generation company depends on the proportion of such power generation company's capacity to the total licensed or planned generation capacity at the commencement of the vesting contract regime. Vesting contract price is set by the EMA at the long-run marginal cost and is adjusted by the EMA on a periodic basis for changes in the long-run marginal cost and on a quarterly basis for inflation and changes in fuel prices and electricity demand. Such mechanism helps protect the profit margins of the power generation companies in the Singapore market to a large degree. The contract quantity and price are currently recalculated every three months. There has been a rollback on the vesting contract level from 40% in 2015 to an immediate level of 25%. Following the review of vesting contract regime by EMA in 2016, it is determined that the vesting contract level will maintain at 25% until the end of first half of 2018 and reduce to LNG vesting level by the second half of 2019. The vesting contract regime will be phased out by 2023 when the LNG vesting contracts expire. This translates into increased exposure to a more volatile pool price. The authority has introduced a demand response scheme where loads can choose to participate in peak load shaving and share in part of the consumer surplus and an Electricity Futures Market which attracts independent retailers to enter the Singapore market. We continue to monitor closely and evaluate the impact of such markets on our business.
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
In 2003, SERC and the State Administration of Commerce and Industry jointly promulgated a model contract form (the "Model Contract Form") for use by power grid companies and power generation companies in connection with electricity sale and purchase transactions. The Model Contract Form contains provisions on the parties' rights and obligations, amount of electricity subject to purchase, payment method and liabilities for breach of contract, etc. We believe that the publication of the Model Contract Form has facilitated the negotiation and execution of electricity purchase contracts between power grid companies and power generation companies in a fair, transparent and efficient manner. In 2016, a majority of the agreements entered into between our power plants and the local grid companies were based on the Model Contract Form. In 2017, our power plants, large power end-users and electric power companies started to sign tripartite contracts.
From 2008, with the purpose of improving energy usage efficiency, the government implemented an optimized-dispatch electricity policy in some provinces in China, as a result of which, the utilization hours of low energy consumption and low pollution generating units have been improved. We believe that our large generating units with high efficiency and low emission are competitive in the market.
From 2015, several rules have been issued to implement the plan for power market reform, including Regulation on Market Access and Exit of Electric Power Company, Regulations on Orderly Opening Up Electricity Distribution Business, Basic Rules for Mid- to Long- Term Electricity Trade (Interim), Circulate on Orderly Opening Up Power Generation and Consumption Plans, Response regarding Approving Regulation on Pilot Inter-Region Incremental Renewable Energy Power Trade (Interim) and Circular on Establishment of Pilot Electricity Power Stock Exchange to further the reform of electricity market and the establishment of the electricity exchange.
Starting from 2016, two nationwide and 33 provincial level electricity exchanges have been established, and we have invested in the electricity exchanges established in Chongqing, Shanxi and Hubei, holding 3%, 5% and 5% equity interests, respectively.

More than 20 market administration committees have been established, and we have participated in the market administration committees established in areas such as Beijing, Guangzhou, Jiangsu, Shanxi, Liaoning, Shanghai, Henan, Hubei, Chongqing, Jilin and Shandong.
At the end of 2017, all municipalities, autonomous regions and provinces, except for Heilongjiang and Tibet, have finished their approval of electricity distribution price.
In 2017, there were more than 3,600 electric power companies being admitted to participating in the electricity trade. We have established 18 provincial level energy sales companies and 13 municipal level energy sales companies, 24 of them have been admitted to participate in the electricity trade in 14 provincial regions. We have participated in nine pilot incremental electricity distribution projects among the total 105 projects nationwide. Up to now, Shanxi, Henan, Gansu, Hunan and Jiangsu have organized the bidding process for investment and we have become a controlling shareholder in three projects located in Gansu. The list of the second group of the pilot projects has been released and relevant works are being carried out by authorities.
The PRC Government started in 1999 to experiment with a program to effect power sales through competitive bidding in some provinces. Furthermore, the PRC Government started in 2009 to experiment with a program for direct power purchase by large power end-users, and has promulgated relevant rules governing the price and method of direct power purchase transactions as well as the market entrance and exit mechanism. In accordance with the above policies, we have conducted research on the program for direct power purchases by large power end-users. In July 2013, China National Energy Administration issued the Notice on Direct Purchases between Power End-users and Power Generation Companies, which officially implemented the direct purchases programs by large end-users. Among the provinces where we operate our power plants, seven of them, namely Shanxi, Jiangsu, Henan, Hunan, Guangdong, Fujian and Gansu, started the direct purchase program in 2013, and four of them, namely Jiangxi, Yunnan, Hubei and Liaoning, are actively promoting the direct purchase pilot programs. In 2014, the programs were also implemented in Zhejiang and Anhui. In addition to these regions, the direct purchase programs by large end-users were also implemented in Liaoning, Jiangxi, Hubei and Chongqing in 2015 and in the whole nation except Hainan by 2017. The national volume of electricity sold in 2017 via the direct purchase programs was approximately 1,300 billion kWh, which represented a huge increase from the 800 billion kWh sold in 2016. Most of the sale was negotiated between power producers and large end users, with a minority completed through the competitive bidding process or listed transactions. We participated in all regions with pilot direct purchase programs.
                In general, establishing liberalized power markets represents the general trend in China's power market reform, which is conducive to creating a competitive environment that is fair, transparent and equitable.
The following table sets forth the average power tariff (RMB/MWh) of electric power sold by our power plants in China, for each of the five years ended December 31 through 2017 and the approved power tariff for 2018.
	Year Ended December 31,
	2013	2014	2015	2016	2017	2018
	Average Tariff	Average Tariff	Average Tariff	Average Tariff	Average Tariff	Approved Tariff
Heilongjiang Province
Xinhua Power Plant*	—	—	—	—	374.75	385.13
Hegang Power Plant*	—	—	—	—	368.12	383.00
Daqing Co-generation	—	—	—	—	368.09	384.00
Yichun Co-generation*	—	—	—	—	403.09	384.00
Sanjiangkou Wind Power*	—	—	—	—	605.82	630.00

	Year Ended December 31,
	2013	2014	2015	2016	2017	2018
	Average Tariff	Average Tariff	Average Tariff	Average Tariff	Average Tariff	Approved Tariff
Linjiang Jiangsheng Wind Power*	—	—	—	—	605.82	630.00
Daqing Heping Aobao Wind Power*	—	—	—	—	—	620.00
Zhaodong Dechang Photovoltaic*	—	—	—	—	—	750.00
Jilin Province
Jiutai Power Plant*	—	—	—	—	385.03	383.10
Changchun Co-generation*	—	—	—	—	381.50	383.10
Nongan Biomass*	—	—	—	—	750.02	750.00
Linjiang Jubao Hydropower*	—	—	—	—	438.53	375.50
Zhenlai Wind Power*	—	—	—	—	566.31	595.00
Siping Wind Power*	—	—	—	—	569.21	610.00
Tongyu Tuanjie Wind Power*	—	—	—	—	535.27	580.00
Linjiang Jubao Photovoltaic	—	—	—	—	—	880.00
Liaoning Province
Dalian Power Plant	407.89	394.50	375.55	346.76	367.97	384.90
Dandong Power Plant	401.09	393.06	371.45	352.52	392.97	384.90
Yingkou Power Plant	406.85	399.33	378.32	344.71	365.73	376.64
Yingkou Co-generation	396.96	399.21	365.04	331.39	368.11	384.90
Wafangdian Wind Power	632.85	609.68	598.12	603.72	586.87	620.00
Changtu Wind Power	605.30	602.82	590.93	626.09	582.51	620.00
Suzihe Hydropower	330.00	330.00	329.96	332.67	330.00	330.00
Dandong Photovoltaic	—	—	—	950.00	950.00	950.00
Yingkou Co-generation Photovoltaic	—	—	—	950.00	950.00	950.00
Yingkou Xianrendao Co-generation Power	—	—	—	—	344.41	374.90
Jianchang Bashihan Photovoltaic	—	—	—	—	880.00	880.00
Xiao Deyingzi Photovoltaic	—	—	—	—	—	880.00
Chaoyang Heiniuyingzi Photovoltaic	—	—	—	—	880.00	880.00
Inner Mongolia Autonomous Region

	Year Ended December 31,
	2013	2014	2015	2016	2017	2018
	Average Tariff	Average Tariff	Average Tariff	Average Tariff	Average Tariff	Approved Tariff
Huade Wind Power	520.00	520.00	520.00	471.22	452.91	520.00
Hebei Province
Shang’an Power Plant	431.15	429.39	401.79	358.48	366.23	382.27
Kangbao Wind Power	534.47	538.84	538.14	554.60	660.42	540.00
Kangbao Photovoltaic	—	—	—	784.95	982.50	982.50
Zhuolu Dabao Wind Power	—	—	—	—	519.96	520.00
Shang'an Dinghanhuichang Photovoltaic	—	—	—	—	—	507.20
Gansu Province
Pingliang Power Plant	332.16	322.72	259.51	207.63	246.89	307.80
Jiuquan Wind Power	520.60	520.60	473.12	367.54	437.85	520.60
Jiuquan II Wind Power	—	540.00	497.75	402.36	449.50	540.00
Yumen Wind Power	—	520.60	472.01	390.06	430.53	520.60
Yigang Wind Power	—	—	—	447.65	554.72	580.00
Ningxia Autonomous Region
Ruyi Helan Rooftop Photovoltaic	—	—	—	—	—	800.00
Beijing Municipality
Beijing Co-generation	529.47	514.72	480.70	454.99	689.91	462.60
Beijing Co-generation CCGT	468.79	882.33	959.91	687.33	674.07	650.00
Tianjin Municipality
Yangliuqing Co-generation	483.73	434.28	416.54	370.82	393.95	402.90
Lingang Co-generation CCGT	—	—	817.57	726.44	699.14	700.00
Chenxi Photovoltaic	—	—	—	—	879.99	880.00
Shanxi Province
Yushe Power Plant	393.37	391.22	334.87	253.01	323.54	343.00
Zuoquan Power Plant	389.83	382.01	333.25	252.96	314.64	342.00
Dongshan CCGT	—	—	703.80	682.40	678.32	670.50
Yushe Photovoltaic	—	—	—	—	929.74	880.00

	Year Ended December 31,
	2013	2014	2015	2016	2017	2018
	Average Tariff	Average Tariff	Average Tariff	Average Tariff	Average Tariff	Approved Tariff
Shandong Province
Dezhou Power Plant	464.89	463.36	445.44	389.78	401.45	428.00
Jining Power Plant	455.46	446.73	429.20	372.57	395.54	407.41
Xindian Power Plant	453.35	448.55	432.30	381.58	397.61	410.90
Weihai Power Plant	474.38	461.18	440.45	382.53	404.81	423.30
Rizhao Power Plant Phase II	446.38	441.59	422.33	372.08	391.43	404.90
Zhanhua Co-generation	446.56	434.71	424.66	389.33	437.74	404.90
Baiyanghe Power Plant*	—	—	—	—	400.42	418.30
Rizhao Power Plant Phase I*	—	—	—	—	458.82	463.50
Jiaxiang Power Plant*	—	—	—	—	388.05	404.90
Jining Co-generation*	—	—	—	—	395.19	404.90
Qufu Co-generation*	—	—	—	—	390.16	404.90
Huangtai Power Plant*	—	—	—	—	390.59	404.90
Yantai Power Plant*	—	—	—	—	409.84	433.90
Linyi Power Plant*	—	—	—	—	402.16	415.03
Jining Yunhe Power Plant*	—	—	—	—	403.84	415.30
Liaocheng Co-generation*	—	—	—	—	390.49	415.90
Taian Power Plant*	—	—	—	—	371.67	404.90
Laiwu Power Plant*	—	—	—	—	384.36	402.38
Muping Wind Power*	—	—	—	—	627.56	620.00
Penglai Wind Power*	—	—	—	—	569.97	615.00
Rushan Wind Power*	—	—	—	—	634.98	620.00
Changdao Wind Power*(3)	—	—	—	—	635.20	—
Rongcheng Wind Power*	—	—	—	—	622.69	610.00
Dongying Wind Power*	—	—	—	—	623.54	620.00
Boshan Photovoltaic*	—	—	—	—	1,000.00	1,000.00
Sishui Photovoltaic*	—	—	—	—	1,109.60	1,000.00

	Year Ended December 31,
	2013	2014	2015	2016	2017	2018
	Average Tariff	Average Tariff	Average Tariff	Average Tariff	Average Tariff	Approved Tariff
Gaozhuang Photovoltaic*	—	—	—	—	592.44	820.00
Jining Co-generation Photovoltaic*	—	—	—	—	592.44	611.45
Zhanhua Qingfenghu Wind Power	—	—	—	—	—	620.00
Laiwu Niuquan Photovoltaic	—	—	—	—	—	394.90
Jining New Energy	—	—	—	—	—	611.45
Weihai Haibu Photovoltaic	—	—	—	—	830.00	830.00
Zhanhua Qingfenghu Photovoltaic	—	—	—	—	1,080.00	980.00
Furuite Rooftop Photovoltaic	—	—	—	—	—	980.00
Jining Weishan Zhaozhuang Photovoltaic	—	—	—	—	—	830.00
Henan Province
Qinbei Power Plant	437.01	435.42	401.65	354.30	374.82	387.9
Zhongyuan CCGT*	—	—	—	—	668.17	600.00
Luoyang Co-generation Power	—	—	384.33	365.91	376.26	387.90
Luoyang Yangguang Power	—	—	365.10	316.83	349.95	387.90
Mianchi Co-generation	—	—	—	328.10	610.00	382.90
Zhumadian Wind Power	—	—	—	610.00	374.82	610.00
Qinbei Dianchanghuichang Photovoltaic	—	—	—	—	—	377.90
Jiangsu Province
Nantong Power Plant	435.69	436.00	430.98	407.55	417.42	401.00
Nanjing Power Plant	436.35	463.50	453.08	400.81	428.37	401.00
Taicang Power Plant	432.81	419.19	387.68	349.31	372.74	399.32
Huaiyin Power Plant	449.87	438.98	450.81	433.30	487.47	401.00
Jinling Power Plant
Coal-fire	428.38	408.24	385.24	348.86	366.53	401.00
CCGT	585.53	606.21	712.13	708.41	593.09	606.00

	Year Ended December 31,
	2013	2014	2015	2016	2017	2018
	Average Tariff	Average Tariff	Average Tariff	Average Tariff	Average Tariff	Approved Tariff
CCGT Co-generation	635.42	690.00	760.99	617.12	604.16	617.00
Suzhou Co-generation	—	508.66	489.38	453.42	465.86	480.00
Nanjing Thermal Power	—	—	—	445.21	469.99	475.00
Qidong Wind Power	541.34	555.92	556.76	553.91	556.03	549.67
Rudong Wind Power	610.00	610.00	610.00	606.24	609.29	610.00
Tongshan Wind Power	—	—	—	610.00	610.00	610.00
Luhe Wind Power	—	—	—	—	—	610.00
Rudong Offshore Wind Power	—	—	—	—	850.00	850.00
Suzhou CCGT	—	—	—	—	612.79	617.00
Guanyun Co-generation.	—	—	—	—	433.00	475.00
Yicheng Wind Power	—	—	—	—	—	610.00
Taicang Dianchanghuichang Photovoltaic	—	—	—	—	—	954.00
Guanyun Photovoltaic	—	—	—	—	—	980.00
Shanghai Municipality
Shidongkou I	453.27	438.21	435.48	395.18	401.11	410.30
Shidongkou II	442.00	437.54	410.35	380.60	397.96	416.50
Shidongkou Power	462.02	449.92	427.42	382.31	395.75	425.50
Shanghai CCGT(2)	820.92	866.20	937.13	899.62	911.36	705.60
Chongqing Municipality
Luohuang Power Plant	448.57	440.90	427.84	376.92	392.74	399.13
Liangjiang CCGT	—	—	872.20	649.74	811.53	491.30
Zhejiang Province
Yuhuan Power Plant	484.79	468.71	452.99	403.82	418.58	422.30
Changxing Power Plant	—	431.03	487.93	420.54	429.18	442.30
Tongxiang CCGT(2)	—	1,298.37	1,278.17	887.70	912.07	567.00
Changxing Photovoltaic	—	—	1,125.67	1,208.23	1,252.38	1,100.00

	Year Ended December 31,
	2013	2014	2015	2016	2017	2018
	Average Tariff	Average Tariff	Average Tariff	Average Tariff	Average Tariff	Approved Tariff
Changxing Hongqiao Photovoltaic	—	—	—	980.00	1,119.24	1,080.00
Huzhou Distributed Photovoltaic	—	—	—	—	1,009.06	980.00
Hunan Province
Yueyang Power Plant	505.13	495.31	480.55	449.87	456.55	458.81
Subaoding Wind Power	—	494.00	611.72	610.00	605.55	610.00
Guidong Wind Power	—	—	610.00	610.00	608.54	610.00
Xiangqi Hydropower	390.00	410.00	410.00	404.19	376.17	380.00
Yueyang Xingang Photovoltaic	—	—	—	—	—	900.00
Yueyang Leigutai Photovoltaic	—	—	—	—	—	870.00
Hubei Province
Wuhan Power Plant	—	461.99	435.47	376.53	401.70	429.79
Jingmen Thermal Power	—	432.20	444.09	378.97	403.50	426.10
Yingcheng Thermal Power	—	—	477.26	392.73	405.69	426.10
Jieshan Wind Power	—	—	610.00	610.00	676.00	690.00
Enshi Maweigou Hydropower	356.96	366.59	379.26	380.43	383.42	370.00
Dalongtan Hydropower	—	366.89	374.80	376.38	370.00	370.00
Zhongxiang Hujiawan Wind Power	—	—	—	—	—	610.00
Suizhou Zengdufuhe Photovoltaic	—	—	—	—	880.00	990.00
Jiangxi Province
Jinggangshan Power Plant	482.95	468.92	443.73	399.06	409.42	426.18
Ruijin Power	—	466.57	441.24	399.27	411.81	424.30
Anyuan Power	—	—	424.63	400.98	415.17	424.30
Jianggongling Wind Power	—	—	—	610.00	610.00	610.00
Linghuashan Wind Power	—	—	—	—	—	610.00
Anhui Province
Chaohu Power Plant	—	412.93	409.79	351.24	371.86	394.40
Huaining Wind Power	—	—	—	610.00	610.00	610.00

	Year Ended December 31,
	2013	2014	2015	2016	2017	2018
	Average Tariff	Average Tariff	Average Tariff	Average Tariff	Average Tariff	Approved Tariff
Hualiangting Hydropower	—	346.85	392.89	385.60	376.74	384.40
Fujian Province
Fuzhou Power Plant	442.81	441.83	392.29	348.95	375.59	408.35
Changle Photovoltaic	—	—	—	—	980.00	980.00
Guangdong Province
Shantou Power Plant	541.39	529.99	498.01	464.69	448.26	477.75
Haimen	514.30	503.18	483.38	440.21	425.50	463.00
Haimen Power	—	479.55	485.46	444.53	428.41	453.00
Shantou Photovoltaic	—	—	—	980.00	980.00	980.00
Yunnan Province
Diandong Energy	371.30	401.59	435.58	513.58	358.12	335.80
Yuwang Energy	377.41	395.96	545.42	1,394.49	329.35	335.80
Fuyuan Wind Power	—	610.00	600.61	494.71	478.37	610.00
Guizhou Province
Panxian Wind Power	—	—	—	610.00	595.68	610.00
Panxian Jiaoziding Wind Power	—	—	—	—	—	610.00
Hainan Province
Haikou Power Plant	—	474.14	457.71	420.45	429.17	436.85
Dongfang Power Plant	—	482.69	460.53	420.90	432.70	439.80
Nanshan CCGT	—	439.84	629.32	672.26	1,619.97	665.80
Wenchang Wind Power	—	619.72	571.95	609.78	608.99	610.00
Gezhen Hydropower	—	392.63	399.78	400.07	399.53	400.00
Dongfang Photovoltaic	—	—	—	1,010.00	1,010.00	1,000.00
Haikou Dianchanghuichang Photovoltaic	—	—	—	—	—	960.00
Guangxi Autonomous Region
Guilin Distributed Energy	—	—	—	—	—	574.00

Notes:
(1)	The power plants marked * are newly acquired entities of the Company in January 2017.
(2)	The tariff of Shanghai Combined Cycle and Tongxiang Combined Cycle consist of on-grid settlement price and capacity subsidy income.
(3)	Changdao Wind Power has been shut down.
Power sales in Singapore
According to EMC, the total registered capacity in commercial operation for 2017 in Singapore was 13,597 MW, of which 10,508 MW belonged to CCGT/Cogen/Trigen facilities. In 2017, the peak demand for electricity was 6,967 MW against 2016's 6,846 MW. The power market in Singapore is competitive, and power generation companies compete to sell their power output into NEMS through a bidding process with hedging via vesting contracts and retail sales. For the year ended December 31, 2017, power sold through vesting contracts represented approximately 25% of total system demand. The existing Vesting Contract Scheme will be maintained at 25% of system demand until the end of the first half of 2018, gradually dropping to LNG vesting level in second half of 2019. The decrease in allocated vesting contract volumes will have to be made up through increased retail sales, or otherwise, be translated into increased exposure to more volatile pool prices.
The volatility in the sales price of the revenue associated with the sale of electricity in the NEMS is effectively managed via vesting contracts and direct retail sales which is carried out through a Tuas Power's subsidiary. The effective tariffs Tuas Power received for its electricity output are thus largely dependent on the vesting contract prices and volumes as well as prices secured under retail sales. The EMA has announced the start of Open Electricity Market (previously known as Full Retail Contestability) in 2018, with a soft launch planned in April 2018.
Utility sales in Singapore
In 2017, TMUC sold 2,579,205 MT of steam to customers, representing an increase of 19.9% as compared to 2,151,143 MT in 2016.
Fuel supply arrangements
The majority of our power plants in capacity are thermal plants, which are fueled by coal, gas and oil.
Coal
Our coal supply for our coal-fired power plants is mainly obtained from numerous coal producers in Shanxi Province, Inner Mongolia Autonomous Region and Gansu Province. We also obtain coal from overseas suppliers.
In 2015, the average coal purchasing price decreased significantly from the previous year. We purchased 130.56 million tons of coal and consumed 132.12 million tons of coal. Of our total coal purchases, 48% was purchased under annual contracting arrangements and the remainder was purchased on the open market. The coal purchase price for our Company, including transportation costs and miscellaneous expenses, averaged approximately RMB408.71 per ton in 2015. Our average unit fuel cost in 2015 decreased by 13.68% from that in 2014.
In 2016, we purchased 131.60 million tons of coal and consumed 132.18 million tons of coal. Of our total coal purchases, 39% was purchased under annual contracting arrangements and the remainder was purchased on the open market. The coal purchase price for our Company, including transportation costs and miscellaneous expenses, averaged approximately RMB423.16 per ton in 2016, representing an increase of 3.54% compared to 2015. Our average unit fuel cost in 2016 decreased by 1.76% from that in 2015.
In 2017, we purchased 167.89 million tons of coal and consumed 171.55 million tons of coal. Of our total coal purchases, 64% was purchased under annual contracting arrangements and the remainder was purchased on the open market. The coal purchase price for our Company, including transportation costs and miscellaneous expenses, averaged approximately RMB547.72 per ton in 2017, representing an increase of 29.4% compared to 2016. Our average unit fuel cost in 2017 increased by 32.41% from that in 2016.
Singapore's Tuas Power used coal as primary fuel for its TMUC's cogeneration plants. Coal is procured from coal producers in Indonesia via two long-term coal supply contracts with 10 year and 15-year terms respectively, and short-term contracts. The prices are indexed to the Global Coal Newcastle Index and HBA (Coal Reference Price which is regulated by Indonesia Government) Index. In 2017, Tuas Power purchased an incremental amount of coal in the open market.
Gas
Currently, the Company has 12 Combined Cycle Gas Turbine Power Plants ("CCGT") in China, including:
·	Huaneng Shanghai Combined Cycle Gas Turbine Power Plant ("Shanghai CCGT") with gas supply transported through the pipeline of "West-East Gas Transport Project";
·	Huaneng Jiangsu Jinling Combined Cycle Gas Turbine Power Plant ("Jinling CCGT") with gas supply transported through the pipeline of "West-East Gas Transport Project";
·	Huaneng Jiangsu Jinling Combined Cycle Gas Turbine Co-generation Power Plant ("Jinling CCGT Co-generation") with gas supply transported through the pipeline of "West-East Gas Transport Project";
·	Huaneng Beijing Co-generation CCGT Power Plant ("Beijing Co-generation CCGT") with gas supply transported through Shaanxi-Beijing Pipeline;
·	Huaneng Zhejiang Tongxiang Combined Cycle Gas Turbine Power Plant ("Tongxiang CCGT"), with gas supply transported through the pipeline of "West-East Gas Transport Project";
·	Huaneng Chongqing Liangjiang Combined Cycle Gas Turbine Power Plant ("Liangjiang CCGT") with gas supply transported through the pipeline of "West-East Gas Transport Project";
·	Huaneng Tianjin Lingang Combined Cycle Gas Turbine Co-generation Power Plant ("Lingang CCGT Co-generation") with gas supply by CNOOC Tianjin Trading Branch and Petro China Tianjin Trading Branch;
·	Huaneng Shanxi Dongshan Combined Cycle Gas Turbine Power Plant ("Dongshan CCGT") with gas supply transported through Shaanxi-Beijing Pipeline II;
·	Huaneng Hainan Nanshan Combined Cycle Gas Turbine Power Plant ("Nanshan CCGT") with gas supply by CNOOC Hainan Branch;
·	Huaneng Zhongyuan Combined Cycle Gas Turbine Power Plant ("Zhongyuan CCGT") with gas supply transported through the pipeline of "West-East Gas Transport Project";
·	Huaneng Jiangsu Suzhou Combined Cycle Gas Turbine Co-generation Power Plant ("Suzhou CCGT Co-generation ") with gas supply transported through the pipeline of "West-East Gas Transport Project"; and
·	Huaneng Guangxi Guilin Distributed Energy Project ("Guilin Distributed Energy") with gas supply by Petro China Nanning Branch.
In addition, Tuas Power in Singapore has five gas-fired combined cycle generating units and three gas-fired backup boilers. The piped gas for Tuas Power is provided by Pavilion Gas Pte Ltd and Sembcorp Gas Pte Ltd., whereas LNG is provided by Shell Gas Marketing Pte Ltd (formally known as BG Singapore Gas Marketing Pte Ltd).

Oil
Tuas Power maintains operation of one 600 MW oil-fired steam generating unit. The oil supply for Tuas Power is purchased from the open market. With the increased competition from new gas-fired CCPs, fuel oil consumption is expected to be marginal at best and therefore future purchases, if any, will be on a spot basis. Diesel, as backup fuel for oil-fired units, is also purchased on a spot basis.
Repairs and maintenance
Each of our power plants has a timetable for routine maintenance, regular inspections and repairs. Such timetables and the procedures for the repairs and maintenance of generating units comply with the relevant regulations promulgated by the former Ministry of Electricity Power.
Pursuant to our procedures, generating units are currently operating on a cycle of six to eight years, subject to the general maintenance and service conducted considering the status and operating hours of generating units. In each cycle, there are four different levels of maintenance:
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
We are 33.33% owned by HIPDC, which in turn is a subsidiary of Huaneng Group. Huaneng Group was established in 1988 with the approval of the State Council. Huaneng Group also holds a 13.83% equity interest in us in addition to HIPDC’s ownship.  In 2002, Huaneng Group was restructured as one of the five independent power generation group companies to take over the power generation assets originally belonging to the State Power Corporation of China. Huaneng Group has a registered capital of RMB20 billion and is controlled and managed by the central government. Huaneng Group is principally engaged in the development, investment, construction, operation and management of power plants; organizing the generation and sale of power (and heat); and the development, investment, construction, production and sale of products in relation to energy, transportation, new energy and environmental protection industries.
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
The following organizational chart sets forth the organizational structure of HIPDC and us as of March 31, 2018:

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

For a detailed discussion of the Company's subsidiaries, see Note 9 to the Financial Statements.
D.	Property, plants and equipment

The following table presents certain summary information on our power plants as of March 31, 2018.

Plant or Expansion	Actual In-service Date	Current Installed Capacity	Ownership	Attributable Capacity	Type of Fuel
(Names as defined below)		(MW)%		MW

Heilongjiang Province
Xinhua Power Plant	Unit I: Sep. 1979	1 x 200	70%	140	Coal
	Unit II: Sep. 2005	1 x 330	70%	231
Hegang Power Plant	Unit I: Nov. 1998	1x 300	64%	192	Coal
	Unit II: Nov. 1999	1x 300	64%	192
	Unit III: Apr. 2007	1 x 600	64%	384

Plant or Expansion	Actual In-service Date	Current Installed Capacity	Ownership	Attributable Capacity	Type of Fuel
(Names as defined below)		(MW)%		MW

Daqing Co-generation	Unit I: Jun. 2013	1 x 350	100%	350	Coal
	Unit II: Aug. 2013	1 x 350	100%	350
Yichun Co-generation	Unit I: Sep. 2015	1 x 350	100%	350	Coal
	Unit II: Dec. 2015	1 x 350	100%	350
Sanjiangkou Wind Power	66 turbines: Feb. 2010	99	82.85%	82	Wind
Linjiang Jiangsheng Wind Power	66 turbines: Oct. 2015	99	82.85%	82	Wind
Daqing Heping Aobao Wind Power	32 turbines: Dec. 2011	96	100%	96	Wind
	32 turbines: May. 2012	96	100%	96
	16 turbines: Dec. 2016	48	100%	48
	16 turbines: Dec. 2016	48	100%	48
Zhaodong Dechang Photovoltaic	Dec. 2017	20	100%	20	Solar
Jilin Province
Jiutai Power Plant	Unit I: Oct. 2009	1 x 670	100%	670	Coal
	Unit II: Dec. 2009	1 x 670	100%	670
Changchun Co-generation	Unit I: Dec. 2009	1 x 350	100%	350	Coal
	Unit II: Apr. 2009	1 x 350	100%	350
Nongan Biomass	Dec. 2011	1 x 25	100%	25	Biomass
Linjiang Jubao Hydropower	Sep. 2004	2 x 10	100%	20	Solar
Zhenlai Wind Power	33 turbines: Jun. 2009	49.5	100%	49.5	Wind
	33 turbines: Dec. 2011	49.5	100%	49.5
Siping Wind Power	50 turbines: Oct. 2010	75	100%	75	Wind
	25 turbines: Nov. 2010	50	100%	50
	50 turbines: Dec. 2010	75	100%	75
Tongyu Tuanjie Wind Power	74 turbines: Dec. 2015	148	100%	148	Wind
Linjiang Jubao Photovoltaic	Jun. 2017	15	100%	15	Solar
Liaoning Province
Dalian Power Plant Phase I	Unit I: Sep. 1988	2 x 350	100%	700	Coal
	Unit II: Dec. 1988
Phase II	Unit III: Jan. 1999	2 x 350	100%	700	Coal
	Unit IV: Jan. 1999
Dandong Power Plant	Unit I: Jan. 1999	2 x 350	100%	700	Coal
	Unit II: Jan. 1999
Yingkou Power Plant Phase I	Unit I: Jan. 1996	2 x 320	100%	640	Coal
	Unit II: Dec. 1996
Phase II	Unit III: Aug. 2007	2 x 600	100%	1,200	Coal
	Unit IV: Oct. 2007
Yingkou Co-generation	Unit I: Dec. 2009	2 x 330	100%	660	Coal
	Unit II: Dec. 2009
Wafangdian Wind Power	24 turbines: Jun. 2011	48	100%	48	Wind
Changtu Wind Power	33 turbines: Nov. 2012	97.5	100%	97.5	Wind
	24 turbines: Oct. 2014
Suzihe Hydropower	2012	3 x 12.5	100%	37.5	Hydro
Dandong Photovoltaic	May. 2016	10	100%	10	Solar
Yingkou Co-generation Photovoltaic	Jun. 2016	10	100%	10	Solar
Xianrendao Co-generation	Mar. 2017	1 x 50	100%	50	Coal
Yingkou Xianrendao Co-generation Power	Mar. 2017	2*50	100%	100	Coal
Jianchang Bashihan Photovoltaic Phase I	Aug. 2017	22.03	100%	22.03	Solar
Phase II	Aug. 2017	22.03	100%	22.03	Solar
Xiao Deyingzi Photovoltaic	Aug. 2017	15.56	100%	15.56	Solar
Chaoyang Heiniuyingzi Photovoltaic	Aug. 2017	18.79	100%	18.79	Solar
Inner Mongolia
Autonomous Region
Huade Wind Power Phase I	33 turbines: Dec. 2009	49.5	100%	49.5	Wind
Phase II	33 turbines: Jun. 2011	49.5	100%	49.5	Wind

Plant or Expansion	Actual In-service Date	Current Installed Capacity	Ownership	Attributable Capacity	Type of Fuel
(Names as defined below)		(MW)%		MW

Hebei Province
Shang' an Power Plant Phase I	Unit I: Aug. 1990	2 x 350	100%	700	Coal
	Unit II: Dec. 1990
Phase II	Unit III: Oct. 1997	2 x 330	100%	660	Coal
	Unit IV: Oct. 1997
Phase III	Unit V: Jul. 2008	2 x 600	100%	1,200	Coal
	Unit VI: Aug. 2008
Kangbao Wind Power Phase I	33 turbines: Jan. 2011	49.5	100%	49.5	Wind
Kangbao Xitan Photovoltaic	Jun. 2016	20	100%	20	Solar
Zhuolu Dabao Wind Power	24 turbines: Mar. 2017	48	100%	48	Wind
Shang'an Dinghanhuichang Photovoltaic	Dec. 2017	17	100%	17	Solar
Gansu Province
Pingliang Power Plant Phase I	Unit I: Sep. 2000	3 x 325	65%	633.75	Coal
	Unit II: Jun. 2001
	Unit III: Jun. 2003
	Unit IV: Nov. 2003	1 x 330	65%	214.5	Coal
	Unit V: Feb. 2010	2 x 600	65%	780	Coal
	Unit VI: March 2010
Pingliang Power Plant Phase I	Unit VI: Dec. 2011	2 x 306.9	41%	251.66	Gas
CCGT	Unit VII: Dec. 2011
	Unit VIII: Dec. 2011	1 x 309.6	41%	126.936	Gas
	Unit IX: Nov. 2017	2 x 342.97	41%	281.24	Gas
CCGT	Unit X: Nov. 2017
	Unit XI: Nov. 2017	1 x 312.06	41%	127.94	Gas
Jiuquan Wind Power	259 turbines: Dec. 2011	401	100%	401	Wind
Jiuquan II Wind Power	100 turbines: Dec. 2014	200	100%	200	Wind
	100 turbines: Jun. 2015	200	100%	200	Wind
Yumen Wind Power	24 turbines: Jun. 2015	48	100%	48	Wind
	67 turbines: Jun. 2015	100.5	100%	100.5	Wind
Yigang Wind Power	96 turbines: Dec. 2015	192	100%	192	Wind
Ningxia Autonomous Region
Ruyi Helan Rooftop Photovoltaic	Jun. 2017	19.8	40%	7.92	Solar
Beijing Municipality
Beijing Co-generation Phase I	Unit I: Jan. 1998	2 x 165	41%	135.3	Coal
	Unit II: Jan. 1998
	Unit III: Dec. 1998	2 x 220	41%	180.4	Coal
	Unit IV: Jun. 1999
	Unit V: Apr. 2004	1 x 75	41%	30.75	Coal
Beijing Co-generation CCGT Phase II	Unit VI: Dec. 2011	2 x 306.9	41%	251.66	Gas
	Unit VII: Dec. 2011
	Unit VIII: Dec. 2011	1 x 309.6	41%	126.936	Gas
Beijing Co-generation CCGT Phase III	Unit IX: Nov. 2017	2 x 342.97	41%	281.24	Gas
	Unit X: Nov. 2017
	Unit XI: Nov. 2017	1 x 312.6	41%	127.94	Gas
Tianjin Municipality
Yangliuqing Co-generation	Unit I: Dec. 1998	4 x 300	55%	660	Coal
	Unit II: Sep. 1999
	Unit III: Dec. 2006
	Unit IV: May 2007
Lingang Co-generation CCGT	Unit I: Dec. 2014	1 x 313	100%	463	Gas
		1 x 150

Chenxi Photovoltaic	Jun. 2017	2.2	55%	1.21	Solar
Shanxi Province
Yushe Power Plant Phase I	Unit I: Aug. 1994	2 x 100	60%	120	Coal
	Unit III: Dec. 1994
Phase II	Unit IV: Oct. 2004	2 x 300	60%	360	Coal
	Unit II: Nov. 2004

Plant or Expansion	Actual In-service Date	Current Installed Capacity	Ownership	Attributable Capacity	Type of Fuel
(Names as defined below)		(MW)%		MW

Zuoquan Power Plant	Unit I: Dec. 2011	2 x 673	80%	1,076.8	Coal
	Unit II: Jan. 2012
Dongshan CCGT	Unit I: Oct. 2015	2 x297.7	100%	595.4	Gas
	Unit II: Oct. 2015
	Unit III: Oct. 2015	263.6	100%	263.6	Gas
Yushe Photovoltaic	Jun. 2017	50	100%	50	Solar
Shandong Province
Dezhou Power Plant Phase I	Unit I: 1992	1 x 330	100%	330	Coal
	Unit II: 1992	1 x 320	100%	320	Coal
Phase II	Unit III: Jun. 1994	1 x 330	100%	330	Coal
	Unit IV: May 1995	1 x 320	100%	320	Coal
Phase III	Unit V: Jun. 2002	2 x 700	100%	1,400	Coal
	Unit VI: Oct. 2002
Jining Power Plant Coal-fired	Unit V: Jul. 2003	2 x 135	100%	270	Coal
	Unit VI: Aug. 2003
Co-generation	Unit I: Nov. 2009	2 x 350	100%	700	Coal
	Unit II: Dec. 2009
Xindian Power Plant Phase III	Unit V: Sep 2006	2 x 300	95%	570	Coal
	Unit VI: Nov. 2006
Weihai Power Plant Phase II	Unit III: Mar. 1998	2 x 320	60%	384	Coal
	Unit IV: Nov. 1998
Phase III	Unit V: Dec. 2012	2 x 680	60%	816	Coal
	Unit VI: Dec. 2012
Rizhao Power Plant Phase II	Dec. 2008	2 x 680	100%	1,360	Coal

Zhanhua Co-generation	Jul. 2005	2 x 165	100%	330	Coal

Baiyanghe Power Plant	Unit I: Oct. 2003	1 x 145	80%	116	Coal
	Unit II: Oct. 2003	1 x 145	80%	116
	Unit III: Dec. 2009	1 x 300	80%	240
	Unit IV: Dec. 2009	1 x 300	80%	240
Rizhao Power Plant Phase I	Unit I: Sep. 1999	1 x 350	88.8%	311	Coal
	Unit II: Jan. 2003	1 x 350	88.8%	311
Jiaxiang Power Plant	Unit I: Oct. 2006	1 x 330	40%	132	Coal
	Unit II: May. 2007	1 x 330	40%	132
Jining Co-generation	Unit I: Apr. 2004	1 x 30	40%	12	Coal
	Unit II: Jul. 2004	1 x 30	40%	12
Qufu Co-generation	Unit I: Feb. 2009	1 x 225	40%	90	Coal
	Unit II: Sep. 2009	1 x 225	40%	90
Huangtai Power Plant	Unit I: Nov. 1987	1 x 330	72%	237.6	Coal
	Unit II: Jan. 2011	1 x 350	72%	252
	Unit III: Jan. 2011	1 x 350	72%	252
Yantai Power Plant	Unit I: Apr. 1996	1 x 110	80%	88	Coal
	Unit II: Oct. 2005	1 x 160	80%	128
	Unit III: Dec. 2005	1 x 160	80%	128
	Unit IV: Oct. 2006	1 x 160	80%	128
Linyi Power Plant	Unit I: Dec. 2012	1 x 350	60%	210	Coal
	Unit II: Oct. 2013	1 x 350	60%	210
	Unit III: Dec. 1997	1 x 140	60%	84
	Unit IV: Apr. 2003	1 x 140	60%	84
	Unit V: Sep. 2003	1 x 140	60%	84
	Unit VI: Apr. 2005	1 x 140	60%	84
Jining Yunhe Power Plant	Unit I: Jul. 2000	1 x 145	78.68%	114.09	Coal
	Unit II: Nov. 2000	1 x 145	78.68%	114.09
	Unit III: Sep. 2003	1 x 145	78.68%	114.09

Plant or Expansion	Actual In-service Date	Current Installed Capacity	Ownership	Attributable Capacity	Type of Fuel
(Names as defined below)		(MW)%		MW

	Unit IV: Feb. 2004	1 x 145	78.68%	114.09
	Unit V: Sep. 2006	1 x 330	78.68%	259.64
	Unit VI: Mar. 2006	1 x 330	78.68%	259.64
Liaocheng Co-generation	Unit I: Jan. 2006	1 x 330	60%	198	Coal
	Unit II: Sep. 2006	1 x 330	60%	198
Taian Power Plant	Unit I: May. 2007	1 x 150	80%	120	Coal
	Unit II: Dec. 2007	1 x 150	80%	120
Laiwu Power Plant	Unit I: Dec. 2015	1 x 1000	64%	640	Coal
	Unit II: Nov. 2016	1 x 1000	64%	640
Muping Wind Power	28 turbines: Dec. 2010	42	80%	34	Wind
Penglai Wind Power	24 turbines: Sep. 2014	48	80%	38.4	Wind
	1 turbine: Sep. 2014	1.8	80%	1.44
	24 turbines: Oct. 2016	48	80%	38.4
	1 turbine: Oct. 2016	1.8	80%	1.44
Rushan Wind Power	8 turbines: Sep. 2014	12	80%	9.6	Wind
	11 turbines: Sep. 2014	16.5	80%	13.2
	2 turbines: Oct. 2016	3	80%	2.4
	5 turbines: Oct. 2016	10.5	80%	8.4
Changdao Wind Power	8 turbines: Sep. 1999	4.8	48%	10	Wind
	6 turbines: Dec. 2004	3.6	48%	1.73
	3 turbines: Jul. 2005	2.25	48%	1.08
	1 turbine: Apr. 2006	1.3	48%	0.62
	3 turbines: Apr. 2006	2.25	48%	1.08
	2 turbines: Sep. 2006	2.6	48%	1.25
	1 turbine: Sep. 2006	0.75	48%	0.36
	2 turbines: Jan. 2007	1.5	48%	0.72
	2 turbines: Oct. 2008	1.5	48%	0.72
Rongcheng Wind Power	1 turbine: Jan. 2006	1.5	48%	0.72	Wind
	1 turbine: Jan. 2006	1.5	48%	0.72
	1 turbine: Jan. 2006	1.5	48%	0.72
	2 turbines: Feb. 2006	3	48%	1.44
	2 turbines: Feb. 2006	3	48%	1.44
	3 turbines: Mar. 2006	4.5	48%	2.16
Dongying Wind Power	32 turbines: Dec. 2009	48	56%	27	Wind
Boshan Photovoltaic	May. 2016	12	80%	10	Solar
Sishui Photovoltaic	Jun. 2015	20	80%	16	Solar
Gaozhuang Photovoltaic	May. 2016	20	80%	16	Solar
Jining Co-generation Photovoltaic		20	80%	16	Solar
Zhanhua Qingfenghu Wind Power	50 turbines: Dec. 2017	100	80%	80	Wind
Jining Photovoltaic	Feb. 2017	20	80%	16	Solar
Laiwu Niuquan Photovoltaic	Apr. 2017	20	80%	16	Solar
Furuite Rooftop Photovoltaic	Jun. 2017	6.3	76%	4.79	Solar
Zhanhua Qingfenghu Photovoltaic	Jun. 2017	100	46%	46	Solar
Weihai Haibu Photovoltaic	Jun. 2017	19.75	80%	15.8	Solar
Jining Weishan Zhaozhuang Photovoltaic	Dec. 2017	80	80%	64	Solar
Henan Province
Qinbei Power Plant Phase I	Unit I: Nov. 2004	2 x 600	60%	720	Coal
	Unit II: Dec. 2004
Phase II	Unit III: Nov. 2007	2 x 600	60%	720	Coal
	Unit IV: Nov. 2007
Phase III	Unit V: Mar. 2012	2 x 1000	60%	1,200	Coal
	Unit VI: Feb. 2013
Zhongyuan CCGT	Unit I: Aug. 2007	2 x 390	90%	702	Coal
	Unit II: Jan. 2008
Luoyang Co-generation Power Plant	Unit I: May. 2015	2 x 350	80%	560	Coal
	Unit II: Jun. 2015

Plant or Expansion	Actual In-service Date	Current Installed Capacity	Ownership	Attributable Capacity	Type of Fuel
(Names as defined below)		(MW)%		MW

Luoyang Yangguang Power Plant	Unit I: Jun. 2006	2 x 135	80%	216	Coal
	Unit II: Oct. 2006
Mianchi Co-generation	Unit I: Dec. 2016	2 x 350	60%	420	Coal
	Unit II: Dec. 2016
Zhumadian Wind Power	16 turbines: Dec 2016	32	90%	28.8	Wind
Qinbei Dianchanghuichang Photovoltaic	Jun. 2017	20	60%	12	Solar
Jiangsu Province
Nantong Power Plant Phase I	Unit I: Sep. 1989	2 x 352	100%	704	Coal
	Unit II: Mar. 1990
Phase II	Unit III: Jul. 1999	2 x 350	100%	700	Coal
	Unit IV: Oct. 1999
Nanjing Power Plant	Unit I: Mar. 1994	2 x 320	100%	640	Coal
	Unit II: Oct. 1994
Taicang Power Plant Phase I	Unit I: Dec. 1999	2 x 320	75%	480	Coal
	Unit II: Apr. 2000
Phase II	Unit III: Jan. 2006	2 x 630	75%	945	Coal
	Unit IV: Feb. 2006
Huaiyin Power Plant Phase II	Unit III: Jan. 2005	2 x 330	63.64%	420	Coal
	Unit IV: Mar. 2005
Phase III	Unit V: May 2006	2 x 330	63.64%	420	Coal
	Unit VI: Sep. 2006
Jinling Power Plant CCGT	Unit I: Dec. 2006	2 x 390	60%	468	Gas
	Unit II: Mar. 2007
CCGT	Unit I: April 2013	2 x 126.7	51%	195.1	Gas
Cogeneration	Unit II: May 2013	2 x 64.6
Jinling Coal-Fired	Unit III: Dec. 2009	2 x 1,030	60%	1,236	Coal
	Unit IV: Aug. 2012
Suzhou Co-generation	Unit I: Aug. 2006	2 x 60	53.45%	64.14	Coal
	Unit II: Oct. 2006
Nanjing Chemical Industry Park Co-generation	Unit I: Apr. 2016	50	70%	35	Coal
	Unit II: Dec. 2016	50	70%	35
Qidong Wind Power Phase I	61 turbines: Mar. 2009	91.5	65%	59.5	Wind
Phase II	25 turbines: Jan. 2011	50	65%	32.5	Wind
	22 turbines: Jun. 2012	44	65%	28.6	Wind
Rudong Wind Power	24 turbines: Nov. 2013	48	90%	43.2	Wind
Tongshan Wind Power Phase I	25 turbines: Mar. 2016	50	70%	35	Wind
Phase II	24 turbines: Dec. 2017	48	70%	33.6	Wind
Luhe Wind Power	25 turbines: Dec. 2016	50	100%	50	Wind
Rudong Offshore Wind Power	26 turbines: Mar, 2017	106.4	70%	211.68	Wind
	44 turbines: Sep. 2017	196
Guanyun Power	Unit I: Dec. 2017	2 x 25	100%	50	Coal
	Unit II: Dec. 2017
Suzhou CCGT	Unit I: Jul. 2017	178	100%	452	Gas
	Unit II: Jul. 2017	48
	Unit III: Sep. 2017	178
	Unit IV: Sep. 2017	48
Yicheng Wind Power Phase I	21 turbines: Dec. 2017	46.2	100%	46.2	Wind
Taicang Dianchanghuichang Photovoltaic	Apr. 2017	40	75%	30	Solar
Guanyun Photovoltaic	Jun. 2017	14.1	100%	14.1	Solar
Shanghai Municipality
Shidongkou I	Unit I: Feb. 1988	4 x 325	100%	1,300	Coal
	Unit II: Dec. 1988
	Unit III: Sep. 1989
	Unit IV: May 1990

Plant or Expansion	Actual In-service Date	Current Installed Capacity	Ownership	Attributable Capacity	Type of Fuel
(Names as defined below)		(MW)%		MW

Shidongkou II	Unit I: Jun. 1992	2 x 600	100%	1,200	Coal
	Unit II: Dec. 1992
Shidongkou Power	Unit I: Oct. 2011	2 x 660	50%	660	Coal
	Unit II: Oct. 2011
Shanghai CCGT	Unit I: May 2006	3 x 390	70%	819	Gas
	Unit II: Jun. 2006
	Unit III: Jul. 2006
Chongqing Municipality
Luohuang Power Plant Phase I	Unit I: Sep. 1991	2 x 360	60%	432	Coal
	Unit II: Feb. 1992
Phase II	Unit III: Dec. 1998	2 x 360	60%	432	Coal
	Unit IV: Dec. 1998
Phase III	Unit V: Dec. 2006	2 x 600	60%	720	Coal
	Unit VI: Jan. 2007
Liangjiang CCGT	Unit I: Oct. 2014	2 x 467	90%	840.6	Gas
	Unit II: Dec. 2014
Zhejiang Province
Changxing Power Plant	Unit I: Dec. 2014	2 x 660	100%	1320	Coal
	Unit II: Dec. 2014
Yuhuan Power Plant Phase I	Unit I: Nov. 2006	2 x 1,000	100%	2,000	Coal
	Unit II: Dec. 2006
Phase II	Unit III: Nov. 2007	2 x 1,000	100%	2,000	Coal
	Unit IV: Nov. 2007
Tongxiang CCGT	Unit I: Sep. 2014	1 x 258.4	95%	245.48	Gas
	Unit II: Sep. 2014	1 x 200	95%	190	Gas
Changxing Photovoltaic	Dec. 2014	5	100%	5	Solar
	Mar. 2015	5	100%	5	Solar
Changxing Hongqiao Photovoltaic	Sep. 2016	30	100%	30	Solar
Huzhou Distributed Photovoltaic	Jun. 2017	16.13	100%	20	Solar
	Dec. 2017	3.87
Hunan Province
Yueyang Power Plant Phase I	Unit I: Sep. 1991	2 x 362.5	55%	398.75	Coal
	Unit II: Dec. 1991
Phase II	Unit III: Mar. 2006	2 x 300	55%	330	Coal
	Unit IV: May 2006
Phase III	Unit V: Jan. 2011	2 x 600	55%	660	Coal
	Unit VI: Aug. 2012
Xiangqi Hydropower	Unit I: Dec. 2011	4 x 20	100%	80	Hydro
	Unit II: May 2012
	Unit III: Jul. 2012
	Unit IV: Aug. 2012
Subaoding Wind Power	40 turbines: Dec. 2014	80	100%	80	Wind
	35 turbines: May. 2015	70	100%	70	Wind
Guidong Wind Power	42 turbines: Aug. 2015	48	100%	48	Wind
	18 turbines: Sep. 2015	36	100%	36	Wind
Yueyang Xingang Photovoltaic	May. 2017	10	60%	6	Solar
Yueyang Leigutai Photovoltaic	Jun. 2017	20	55%	11	Solar
Hubei Province
Enshi Maweigou Hydropower	Dec. 2011	3 x 5	100%	15	Hydro
	Dec. 2015	2 x 20	100%	40	Hydro
Dalongtan Hydropower	Unit I: May 2006	3 x 12	97%	34.92	Hydro
	Unit II: Aug. 2005	1 x 1.6	97%	1.55	Hydro
	Unit III: Mar. 2006

Plant or Expansion	Actual In-service Date	Current Installed Capacity	Ownership	Attributable Capacity	Type of Fuel
(Names as defined below)		(MW)%		MW

Wuhan Power Plant Phase I	Unit I: Jun. 1993	2 x 300	75%	450	Coal
	Unit II: Jan. 1994
Phase II	Unit III: May 1997	2 x 330	75%	495	Coal
	Unite IV: Dec. 1997
Phase III	Unit V: Oct. 2006	2 x 600	75%	900	Coal
	Unit VI: Dec. 2006
Jingmen Co-generation	Unit I: Nov. 2014	2 x 350	100%	700	Coal
	Unit II: Oct. 2014
Yingcheng Co-generation	Unit II: Jan. 2015	1 x 350	100%	350	Coal
	Unit I: Jun. 2016	1 x 50	100%	50	Coal
Jieshan Wind Power Phase I	24 turbines: Jun. 2015	48	100%	48	Wind
Phase II	36 turbines: Aug. 2016	72	100%	72	Wind
Zhongxiang Hujiawan Wind Power	12 turbines: Dec. 2017	24	100%	24	Wind
Suizhou Zengdufuhe Photovoltaic	Sep. 2017	16.7	100%	20	Solar
	Oct. 2017	3.3
Jiangxi Province
Jinggangshan Power Plant Phase I	Unit I: Dec. 2000	2 x 300	100%	600	Coal
	Unit II: Aug. 2001
Phase II	Unit III: Nov. 2009	2 x 660	100%	1,320	Coal
	Unit IV: Dec. 2009
Jianggongling Wind Power	24 turbines: Dec. 2014	48	100%	48	Wind
Ruijin Power Plant	Unit I: May 2008	2 x 350	100%	700	Coal
	Unit II: Aug. 2008
Anyuan Power Plant	Unit I: Jun. 2015	2 x 660	100%	1,320	Coal
	Unit II: Aug. 2015
Hushazui Wind Power	13 turbines: Dec. 2016	26	100%	26	Wind
Linghuashan Wind Power	26 turbines: Jun. 2017	52	100%	100	Wind
	24 Turbines: Sep.2017	48
Anhui Province
Chaohu Power Plant	Unit I: May 2008	2 x 600	60%	720	Coal
	Unit II: Aug. 2008
Hualiangting Hydropower Phase I	Unit I: Oct. 1981	2 x 10	100%	20	Hydro
	Unit II: Nov. 1981
Phase II	Unit III: Nov. 1987	2 x 10	100%	20	Hydro
	Unit IV: Nov. 1987
Huaining Wind Power	25 turbines: Jun. 2016	50	100%	50	Wind
	45 turbines: Dec. 2017	99	100%	99	Wind
Fujian Province
Fuzhou Power Plant Phase I	Unit I: Sep. 1988	2 x 350	100%	700	Coal
	Unit II: Dec. 1988
Phase II	Unit III: Oct. 1999	2 x 350	100%	700	Coal
	Unit IV: Oct. 1999
Phase III	Unit V: Jul. 2010	2 x 660	100%	660	Coal
Changle Photovoltaic	Jun. 2017	10	100%	10	Solar
Guangdong Province
Shantou Power Plant Phase I	Unit VI: Oct. 2011	2 x 300	100%	600	Coal
	Unit I: Jan. 1997
	Unit II: Jan. 1997
Phase II	Unit III: Oct. 2005	1 x 600	100%	600	Coal
Haimen	Unit I: Jul. 2009	2 x 1,036	100%	2,072	Coal
	Unit II: Oct. 2009
Haimen Power	Unit I: Mar. 2013	2 x 1,036	80%	1,657.6	Coal
	Unit II: Mar. 2013
Shantou Photovoltaic	Sep. 2016	17	100%	17	Solar
Yunnan Province
Diandong Energy Phase I	Unit I: Feb. 2006	2 x 600	100%	1,200	Coal
	Unit II: Jul. 2006

Plant or Expansion	Actual In-service Date	Current Installed Capacity	Ownership	Attributable Capacity	Type of Fuel
(Names as defined below)		(MW)%		MW

Phase II	Unit III: Nov. 2006	2 x 600	100%	1,200	Coal
	Unit IV: May 2007
Yuwang Energy Phase I	Unit I: Jul. 2009	2 x 600	100%	1,200	Coal
	Unit II: Feb. 2010
Fuyuan Wind Power	20 turbines: Dec. 2014	40	100%	40	Wind
	24 turbines: Dec. 2014	48	100%	48	Wind
	20 turbines: Jun. 2016	48	100%	48	Wind
	12 turbines: Oct. 2017	18	100%	48	Wind
	11 turbines: Oct. 2017	27.5
	1 turbines: Nov. 2017	2.5
Hainan Province
Haikou Power Plant	Unit IV: May 2000	2 x 138	91.8%	253.368	Coal
	Unit V: May 1999
	Unit VIII: Apr. 2006	2 x 330	91.8%	605.88	Coal
	Unit IX: May 2007
Dongfang Power Plant Phase I	Unit I: Jun. 2009	2 x 350	91.8%	642.6	Coal
	Unit II: Dec. 2009
Phase II	Unit III: May 2012	2 x 350	91.8%	642.6	Coal
	Unit IV: Dec. 2012
Nanshan Co-generation	Unit I: Apr. 1995	2 x 50	91.8%	91.8	Gas
	Unit II: Apr. 1995
	Unit III: Oct. 2003	2 x 16	91.8%	29.370	Gas
	Unit IV: Oct. 2003
Gezhen Hydropower	Unit I: Nov. 2009	2 x 40	91.8%	73.40	Hydro
	Unit II: Nov. 2009
	Unit III: Dec. 2009	2 x 1	91.8%	1.836	Hydro
	Unit IV: Dec. 2009
Wenchang Wind Power	34 turbines: Jan. 2009	51.5	91.8%	47.277	Wind
Dongfang Photovoltaic	Jul. 2016	12	91.8%	11.016	Solar
Chengmai Photovoltaic	Jun. 2017	12.5	91.8%	22.95	Solar
	Sep. 2017	12.5
Guizhou Province
Panxian Wind Power	12 turbines: Dec. 2015	24	100%	24	Wind
Panxian Dapashan Wind Power	9 turbines: Nov. 2017	18	100%	24	Wind
	3 turbines: Dec. 2017	6
Panxian Jiaoziding Wind Power	16 turbines: Nov. 2017	32	100%	48	Wind
	8 turbines: Dec. 2017	16
Guangxi Autonomous Region
Guilin Distributed Energy	Unit I: Dec. 2017	3 x 70	100%	210	Gas
	Unit II: Dec. 2017
	Unit III: Dec. 2017
Singapore	Unit I: Mar. 1999	1 x 600	100%	600	Oil
Tuas Power	Unit III: Nov. 2001	4 x 367.5	100%	1,470	Gas
	Unit IV: Jan. 2002
	Unit V: Feb. 2005
	Unit VI: Sep. 2005
	Unit VII: Dec. 2013	405.9	100%	405.9	Gas
TMUC Phase I	Feb. 2013	1 x 101	100%	101	Coal & biomass
Phase IIA	Jun. 2014	1 x 32.5	100%	32.5	Coal & biomass

The following table presents the availability factors and the capacity factors of our coal-fired operating power plants in China for the years ended December 31, 2015, 2016 and 2017.

Coal-fired Power Plant	Availability factor (%)			Capacity factor (%)
	2015	2016	2017	2015	2016	2017
Heilongjiang Province				-	-
Xinhua Power Plant	-	-	99.83	-	-	54.41
Hegang Power Plant	-	-	94.18	-	-	42.01
Daqing Co-generation	-	-	92.85	-	-	49.9
Yichun Co-generation	-	-	94.08	-	-	43.15
Jilin Province
Jiutai Power Plant	-	-	99.89	-	-	43.63
Changchun Co-generation	-	-	92.98	-	-	49.09
Liaoning Province
Dalian	92.95	99.86	99.94	49.04	49.91	50.69
Dandong	93.34	97.4	100	49.74	47.49	46.08
Yingkou	100	100	95.35	48.86	48.70	47.77
Yingkou Co-generation	100	100	92.36	53.35	43.55	51.81
Hebei Province
Shang’an	95.50	93.18	91.72	66.74	57.50	58.56
Gansu Province
Pingliang	88.83	96.3	95.74	27.76	39.77	40.34
Beijing Municipality
Beijing Cogeneration	85.60	92.79	98.28	53.01	45.89	18.09
Tianjin Municipality
Yangliuqing	95.02	96.78	93.39	54.02	53.38	53.82
Shanxi Province
Yushe	93.18	94.77	93.97	53.32	53.01	43.76
Zuoquan	90.93	87.61	81	47.71	46.68	40.16
Shandong Province
Dezhou	97.01	93.96	96.59	60.83	57.97	55.1
Jining	92.03	91.35	96.1	57.58	59.22	59.88
Weihai	97.04	93.47	94.71	64.03	65.83	59.7
Xindian	89.12	90.10	94.73	60.08	63.07	69.97
Rizhao Power	94.80	90.12	94.87	66.91	62.89	64.60
Rizhao II	92.22	94.08	93.97	66.91	66.34	60.48
Zhanhua Co-generation	94.33	97.32	92.1	51.98	55.27	43.84
Laiwu Power Plant	-	-	97.41	-	-	60.7
Baiyanghe Power Plant	-	-	93.71	-	-	59.63
Huangtai Power Plant	-	-	96.41	-	-	59.17
Yantai Power Plant	-	-	97.58	-	-	44.14
Liaocheng Co-generation	-	-	94.05	-	-	50.01
Linyi Power Plant	-	-	95.78	-	-	54.44
Jining Yunhe Power Plant	-	-	96.68	-	-	60.99
Qufu Co-generation	-	-	94.43	-	-	60.19
Jiaxiang Power Plant	-	-	94.29	-	-	59.74
Jining Co-generation	-	-	91.48	-	-	71.87
Taian Power Plant	-	-	93.83	-	-	31.46
Henan Province
Qinbei	97.18	96.69	88.99	46.22	55.06	39.29
Luoyang Cogeneration Power Plant	-	92.71	97.26	-	46.20	41.37
Luoyang Yangguang Power Plant	-	100	97.62	-	67.70	24.91
Mianchi Co-generation	-	100	100	-	59.04	40.3
Jiangsu Province
Nantong	91.41	91.37	92.78	50.15	52.99	49.91
Nanjing	93.54	96.92	92.89	47.59	57.24	49.15
Taicang	94.39	99.84	98.9	60.57	71.16	68.49
Huaiyin	91.40	89.66	93.76	50.28	48.04	43.51

Coal-fired Power Plant	Availability factor (%)			Capacity factor (%)
	2015	2016	2017	2015	2016	2017
Jinling Coal-fired	89.82	93.85	88.3	64.99	70.19	60.92
Suzhou Co-generation	98.42	96.41	94.77	75.10	74.35	73.37
Shanghai Municipality
Shidongkou I	95.43	99.86	90.97	44.44	43.53	46.51
Shidongkou II	92.57	92.81	93.77	51.15	55.07	54.74
Zhejiang Province
Changxing	97.69	96.5	97.21	47.03	49.18	56.72
Yuhuan	95.53	93.64	94.61	55.43	55.58	58.6
Chongqing Municipality
Luohuang	94.44	95.58	87.25	42.23	35.16	34.13
Hunan Province
Yueyang	98.94	99.71	98.24	35.04	33.56	42.63
Hubei Province
Wuhan Power	95.36	94.54	96.8	46.53	46.84	46.06
Jingmen Thermal Power	98.09	97.86	98.05	26.80	41.39	43.53
Yingcheng Thermal Power	100	90.80	99.97	33.52	44.30	52.56
Jiangxi Province
Jinggangshan	92.92	92.19	94.73	53.47	49.55	58.65
Ruijin Power	-	92.43	91.28	-	49.77	56.82
Pingxiang	-	88.6	83.62	-	55.29	60.24
Anhui Province
Chaohu Power	95.50	86.29	99.66	55.62	56.42	54.04
Fujian Province
Fuzhou	91.62	99.98	95.46	45.72	36.05	47.26
Guangdong Province
Shantou	98.42	97.91	94.32	43.29	43.39	49.98
Haimen	96.53	94.41	93.93	45.98	38.88	54.66
Yunnan Province
Diandong	98.68	98.82	98.34	19.00	15.73	15.29
Yuwang	96.79	100	99.59	15.07	2.54	0.54
Hainan Province
Haikou	96.02	91.15	95.4	87.47	60.46	57.21
Dongfang	92.73	94.33	99.53	74.05	60.23	64.6

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
The coal supply for Xinhua Power Plant is mainly obtained from Inner Mongolia Autonomous Region. Xinhua Power Plant typically stores 120,000 tons of coal on site. Xinhua Power Plant obtained 80.8% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Xinhua Power Plant in 2017 was RMB326.06 (2016: RMB269.07) per ton.
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
The coal supply for Hegang Power Plant is mainly obtained from the city of Hegang. Hegang Power Plant typically stores 120,000 tons of coal on site. Hegang Power Plant obtained 68.7% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Hegang Power Plant in 2017 was RMB406.37 (2016: RMB317.73) per ton.
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
The coal supply for Daqing Co-generation is mainly obtained from Inner Mongolia Autonomous Region. Daqing Co-generation typically stores 80,000 tons of coal on site. Daqing Co-generation obtained 93.9% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Daqing Co-generation in 2017 was RMB323.56 (2016: RMB263.84) per ton.
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
The coal supply for Yichun Co-generation is mainly obtained from the city of Hegang. Daqing Co-generation typically stores 80,000 tons of coal on site. Yichun Co-generation obtained 79.8% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Yichun Co-generation in 2017 was RMB416.97 (2016: RMB334.03) per ton.
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
Daqing Heping Aobao Wind Power sells its electricity to Heilongjiang Electric Power Company.
Zhaodong Dechang Photovoltaic
Zhaodong Dechang 20 MW Photovoltaic Power Plant ("Zhaodong Dechang Photovoltaic") is located in the city of Zhaodong in Heilongjiang Province. Zhaodong Dechang Photovoltaic commenced operation in December 2017, with an installed capacity of 20 MW. We hold 100% of the equity interest in Dandong Photovoltaic.
Zhaodong Dechang Photovoltaic sells its electricity to Heilongjiang Electric Power Company.
Power Plants in Jilin Province
Jiutai Power Plant
Huaneng Jiutai Power Plant ("Jiutai Power Plant") is located in the city of Changchun in Jilin Province. Jiutai Power Plant, including Phase I and Phase II, has an installed capacity of 1,340 MW and consists of two 670 MW coal-fired generating units which commenced operations in 2009. We hold 100% equity interest in Jiutai Power Plant.
The coal supply for Jiutai Power Plant is mainly obtained from Inner Mongolia Autonomous Region. Jiutai Power Plant typically stores 120,000 tons of coal on site. Jiutai Power Plant obtained 75.9% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Jiutai Power Plant in 2017 was RMB371.93 (2016: RMB260.52) per ton.
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
The coal supply for Changchun Co-generation is mainly obtained from Inner Mongolia Autonomous Region. Changchun Co-generation typically stores 160,000 tons of coal on site. Changchun Co-generation obtained 87.8% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Changchun Co-generation in 2017 was RMB349.00 (2016: RMB288.58) per ton.
Changchun Co-generation sells its electricity to Jilin Electric Power Company.

Nongan Biomass
Huaneng Nongan Biomass Power Plant ("Nongan Biomass") is located in the city of Changchun in Jilin Province. The installed capacity of Nongan Biomass is 25 MW and consists of one 25 MW generating unit, which commenced operation in December 2011. We hold 100% equity interest in Nongan Biomass.
Nongan Biomass also uses coal to meet part of its fuel needs. Nongan Biomass typically stores 40,000 tons of coal on site. The average coal purchase price for Nongan Biomass in 2017 was RMB303.11 (2016: RMB286.16 ) per ton.
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
Linjiang Jubao Hydropower sells its electricity to Jilin Electric Power Company.
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
Tongyu Tuanjie Wind Power sells its electricity to Jilin Electric Power Company.
Linjiang Jubao Photovoltaic

Linjiang Jubao 15 MW Photovoltaic Power Plant ("Linjiang Jubao Photovoltaic") is located in the city of Linjiang in Jilin Province. Linjiang Jubao Photovoltaic commenced operation in June 2017, with an installed capacity of 15 MW. We hold 100% of the equity interest in Linjiang Jubao Photovoltaic.
Linjiang Jubao Photovoltaic sells its electricity to Jilin Electric Power Company.
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
In 2017, Dalian Power Plant obtained 52.7% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Dalian Power Plant in 2017 was RMB549.27 (2016: RMB461.63) per ton.
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
In 2017, Dandong Power Plant obtained 20.8% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Dandong Power Plant in 2017 was RMB528.38 (2016: RMB417.25) per ton.
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

The coal supply for Yingkou Power Plant is mainly obtained from Shanxi Province. Yingkou Power Plant typically stores 400,000 tons of coal on site. In 2017, Yingkou Power Plant obtained 37.9% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Yingkou Power Plant in 2017 was RMB540.89 (2016: RMB453.18) per ton.
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
The coal supply for Yingkou Co-generation Power Plant is mainly obtained from Inner Mongolia Autonomous Region. Yingkou Co-generation Power Plant typically stores 140,000 tons of coal on site. In 2017, Yingkou Co-generation Power Plant obtained 98.0% of its total consumption of coal from annual contracts. The average coal purchase price for Yingkou Co-generation Power Plant in 2017 was RMB411.04 (2016: RMB327.68) per ton.
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
Changtu Wind Power
Huaneng Liaoning Changtu Wind Power Plant ("Changtu Wind Power") is located in Liaoning Province. Phase I of the Changtu Wind Power commenced operation in November 2012, with an installed capacity of 49.5 MW, consisting of 33 wind power turbines of 1.5 MW each. Phase II of the Changtu Wind Power commenced operation in October 2014, with an installed capacity of 48 MW, consisting of 24 wind power turbines of 2 MW each. We hold 100% of the equity interest in Changtu Wind Power.
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
Yingkou Co-generation Photovoltaic sells its electricity to Liaoning Electric Power Company.
 Yingkou Xianrendao Co-generation Power
Yingkou Xianrendao Co-generation Power Plant ("Yingkou Xianrendao Co-generation Power") is located in the city of Yingkou of Liaoning Provinces. Yingkou Xianrenao Co-generation Power commenced operation in March 2017, with two sets of generating units of 50 MW each. We hold 100% equity interest in Yingkou Xianrendao Co-generation Power. In 2017, Yingkou Xianrendao Co-generation Power obtained 76.6% of its total consumption of coal from annual contracts. The average coal purchase price for Yingkou Xianrendao Co-generation Power in 2017 was RMB443.00 per ton.
Yingkou Xianrendao Co-generation Power sells its electricity to Liaoning Electric Power Company.
Jianchang Bashihan Photovoltaic
Jianchang Bashihan 20 MW Photovoltaic Power Plant ("Jianchang Bashihan Photovoltaic") is located in the city of Huludao of Liaoning Province. Jianchang Bashihan Photovoltaic commenced operation in August 2017, with an installed capacity of 22.03 MW. We hold 100% of the equity interest in Jianchang Bashihan Photovoltaic.
Jianchang Bashihan Photovoltaic sells its electricity to Liaoning Electric Power Company.
Jianchang Bashihan Photovoltaic Phase II
Jianchang Bashihan 20 MW Photovoltaic Phase II Power Plant ("Jianchang Bashihan Photovoltaic Phase II") is located in the city of Huludao of Liaoning Province. Jianchang Bashihan Photovoltaic Phase II commenced operation in August 2017, with an installed capacity of 22.03 MW. We hold 100% of the equity interest in Jianchang Bashihan Photovoltaic Phase II.
Jianchang Bashihan Photovoltaic Phase II sells its electricity to Liaoning Electric Power Company.
Xiao Deyingzi Photovoltaic
Xiao Deyingzi 15 MW Photovoltaic Power Plant ("Xiao Deyingzi Photovoltaic") is located in the city of Huludao of Liaoning Province. Xiao Deyingzi Photovoltaic commenced operation in August 2017, with an installed capacity of 15.56 MW. We hold 100% of the equity interest in Xiao Deyingzi Photovoltaic.
Xiao Deyingzi Photovoltaic sells its electricity to Liaoning Electric Power Company.
Chaoyang Heiniuyingzi Photovoltaic
Chaoyang Heiniuyingzi 17 MW Photovoltaic Power Plant ("Chaoyang Heiniuyingzi Photovoltaic") is located in the city of Chaoyang of Liaoning Province. Chaoyang Heiniuyingzi Photovoltaic commenced operation in August 2017, with an installed capacity of 18.79 MW. We hold 100% of the equity interest in Chaoyang Heiniuyingzi Photovoltaic.
Chaoyang Heiniuyingzi Photovoltaic sells its electricity to Liaoning Electric Power Company.
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
In 2017, Shang'an Power Plant obtained 91.9% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Shang'an Power Plant in 2017 was RMB486.86 (2016: RMB337.33) per ton.
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
Kangbao Xitan Photovoltaic sells its electricity to Hebei Electric Power Company.
Zhuolu Dabao Wind Power
Zhuolu Dabao Wind Power Plant ("Zhuolu Dabao Wind Power") consists of 24 wind power turbines with a total installed capacity of 48 MW, consisting of 24 wind power turbines of 2MW each. Zhuolu Dabao Wind Power commence operation in March 2017. We hold 100% equity interest in Kangbao Wind Power.

Zhuolu Dabao Wind Power sells its electricity to Hebei Electric Power Company.
Shang'an Dianchanghuichang Photovoltaic
Shangan Dianchanhuichang 18 MW Photovoltaic Power Plant ("Shang'an Dianchanhuichang Photovoltaic") is located in the city of Shijiazhuang of Hebei Province. Shang’an Dianchanghuichang Photovoltaic commenced operation in December 2017, with an installed capacity of 17 MW. We hold 100% of the equity interest in Shang'an Dianchanhuichang Photovoltaic.
Shang'an Dianchanghuichang Photovoltaic sells its electricity to Hebei Electric Power Company.
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
The coal supply for Pingliang Power Plant is obtained from local coal mines. Pingliang Power Plant typically stores 230,000 tons of coal on site. In 2017, Pingliang Power Plant obtained 93.5% of its coal supplies from annual contracts and the remainder from the open market. The average coal purchase price for Pingliang Power Plant in 2017 was RMB356.70 (2016: RMB270.81) per ton.
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
The coal supply for Beijing Co-generation is mainly obtained from Inner Mongolia Autonomous Region. Beijing Co-generation typically stores 165,000 tons of coal on site. In 2017, Beijing Co-generation obtained 100% of its total consumption of coal from annual contracts. The average coal purchase price for Beijing Co-generation in 2017 was RMB529.61 (2016: RMB434.53) per ton.
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
Beijing Co-generation Phase III
Beijing Co-generation Phase III consists of two sets of F-grade gas and steam combined cycle generating units with a power generation capacity of 998 MW. Beijing Co-generation Phase III commence operation in November 2017. We hold 41% equity interest in Beijing Co-generation Phase III.
 Beijing Co-generation CCGT sells its electricity to Beijing Electric Company.
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
The coal supply for Yangliuqing Co-generation mainly obtained from Shanxi Province and Inner Mongolia Autonomous Region. Yangliuqing Co-generation typically stores 300,000 tons of coal on site. In 2017, Yangliuqing Co-generation obtained 76.1% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Yangliuqing Co-generation in 2017 was RMB496.91 (2016: RMB404.07) per ton.
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
Lingang Co-generation CCGT sells its electricity to Tianjin Electric Company.
Chenxi Photovoltaic
Chenxi 2.2 MW Photovoltaic Power Plant ("Chenxi Photovoltaic") is located in the city of Tianjin. Chengxi Photovoltaic commenced operation in June 2017, with an installed capacity of 2.2 MW. We hold 55% of the equity interest in Chenxi Photovoltaic.
Chenxi Photovoltaic sells its electricity to Tianjin Electric Power Company.
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
The coal supply for Yushe Power Plant is obtained from several coal producers located mostly in Shanxi Province. Yushe Power Plant typically stores 500,000 tons of coal on site. In 2017, Yushe Power Plant obtained approximately 38.1% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Yushe Power Plant in 2017 was RMB316.51 (2016: RMB252.95) per ton.
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
Zuoquan Power Plant typically stores 200,000 tons of coal on site. In 2017, Zuoquan Power Plant obtained approximately 29.9% of its total consumption of coal from annual contracts and the remainders from the open market. The average coal purchase price for Zuoquan Power Plant in 2017 was RMB348.06 (2016: RMB266.31) per ton.
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
Dongshan CCGT sells its electricity to Shanxi Electric Power Company.
Yushe Photovoltaic
Yushe 50 MW Photovoltaic Power Plant ("Yushe Photovoltaic") is located in the city of Jinzhong of Shanxi Province. Yushe Photovoltaic commenced operation in June 2017, with an installed capacity of 50 MW. We hold 100% of the equity interest in Yushe Photovoltaic.
Yushe Photovoltaic sells its electricity to Shanxi Electric Power Company.
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
Dezhou Power Plant is approximately 200 km from Taiyuan, Shanxi Province, the source of the plant's coal supply. The plant is located on the Taiyuan-Shijiazhuang-Dezhou rail line, giving it access to transportation facilities for coal. Dezhou Power Plant typically stores 400,000 tons of coal on site. In 2017, Dezhou Power Plant obtained approximately 70.8% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Dezhou Power Plant in 2017 was RMB525.39 (2016: RMB387.99) per ton. The plant is connected to the main trunk rail line at Dezhou by a dedicated 3.5 km spur line owned by us.
Dezhou Power Plant sells its electricity to State Grid Shandong Electric Power Company.
Jining Power Plant
Huaneng Jining Power Plant ("Jining Power Plant") is located in Jining City, near the Jining load center and near numerous coal mines. Yanzhou coal mine, which is adjacent to the plant, alone has an annual production of approximately 20 million tons. Jining Power Plant typically stores 100,000 tons of coal on site.
Jining Power Plant currently consists of two coal-fired generating units, with an aggregate installed capacity of 270 MW. In addition, Jining Power Plant (Co-generation) has an installed capacity of 700 MW and consists of two 350 MW generating units which commenced operation in November and December 2009, respectively. We hold 100% equity interest in Jining Power Plant.
In 2017, Jining Power Plant obtained approximately 33.6% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Jining Power Plant in 2017 was RMB580.38 (2016: RMB428.63) per ton.

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
The coal supply for Xindian Power Plant is obtained from several coal producers located mostly in Shanxi Province. Xindian Power Plant typically stores 250,000 tons of coal on site. In 2017, Xindian Power Plant obtained 3% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Xindian Power Plant in 2017 was RMB608.35 (2016: RMB437.49) per ton.
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
Weihai Power Plant Phase I consists of two 125 MW generating units (Units I and II), and Phase II consists of two 320 MW generating units (Units III and IV). Unit I began commercial operation in May 1994 and was shut down in December 2008, and Unit II began commercial operation in January 1995 and was shut down in November 2008. Unit III and Unit IV commenced operation in March and November 1998, respectively. Each of the Units III and IV was upgraded from 300 MW to 320 MW in January 2009. Weihai Power Plant Phase III consists of two 680 MW generating units which commenced operations in December 2012. The coal supply for Weihai Power Plant is obtained from Shanxi Province and Inner Mongolia. Weihai Power Plant typically stores 160,000 tons of coal on site. In 2017, Weihai Power Plant obtained approximately 22.5% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Weihai Power Plant in 2017 was RMB573.98 (2016: RMB478.06) per ton.
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
We hold 100% equity interest in Phase II of Rizhao Power Plant, which commenced operation in December 2008 and consists of two 680 MW supercritical coal-fired generating units. The coal supply for Phase II of Rizhao Power Plant is obtained from Shanxi Province. Phase II of Rizhao Power Plant typically stores 217,800 tons of coal on site. In 2017, Phase II of Rizhao Power Plant obtained 7.6% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Phase II of Rizhao Power Plant in 2017 was RMB601.16 (2016: RMB467.33) per ton.
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
The coal supply for Zhanhua Co-generation is mainly obtained from Inner Mongolia Autonomous Region. Zhanhua Co-generation typically stores 90,000 tons of coal on site. In 2017, Zhanhua Co-generation obtained 27.3% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Zhanhua Co-generation in 2017 was RMB563.71 (2016: RMB405.46) per ton.
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
The coal supply for Baiyanghe Power Plant is obtained from several coal producers located in the provinces of Shandong, Shanxi, Shaanxi and Inner Mongolia Autonomous Region. Baiyanghe Power Plant typically stores 125,300 tons of coal on site. In 2017, Baiyanghe Power Plant obtained 18.8% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Baiyanghe Power Plant in 2017 was RMB551.56 (2016: RMB425.78) per ton.
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
The coal supply for Jiaxiang Power Plant is obtained from several coal producers located in the Shandong Province. Jiaxiang Power Plant typically stores 115,300 tons of coal on site. In 2017, Jiaxiang Power Plant obtained 93.7% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Jiaxiang Power Plant in 2017 was RMB535.62 (2016: RMB378.87) per ton.
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
The coal supply for Jining Co-generation is obtained from several coal producers located in the Shandong Province. Jining Co-generation typically stores 10,600 tons of coal on site. In 2017, Jining Co-generation obtained 88.6% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Jining Co-generation in 2017 was RMB501.70 (2016: RMB353.48) per ton.

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
The coal supply for Qufu Co-generation is obtained from several coal producers located in the Shandong Province. Qufu Co-generation typically stores 34,100 tons of coal on site. In 2017, Qufu Co-generation obtained 96.7% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Qufu Co-generation in 2017 was RMB544.29 (2016: RMB396.87) per ton.
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
The coal supply for Huangtai Power Plant is obtained from several coal producers located in the provinces of Shandong, Shanxi, Shaanxi and Inner Mongolia Autonomous Region. Huangtai Power Plant typically stores 155,700 tons of coal on site. In 2017, Huangtai Power Plant obtained 23.4% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Huangtai Power Plant in 2017 was RMB602.21 (2016: RMB416.26) per ton.
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
The coal supply for Yantai Power Plant is obtained from Shanxi Province, Inner Mongolia Autonomous Region and partially imported coal. Yantai Power Plant typically stores 176,100 tons of coal on site. In 2017, Yantai Power Plant obtained 78.4% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Yantai Power Plant in 2017 was RMB561.89 (2016: RMB456.69) per ton.
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
The coal supply for Linyi Power Plant is obtained from several coal producers located in the provinces of Shandong, Shanxi, Shaanxi and Inner Mongolia Autonomous Region. Linyi Power Plant typically stores 249,000 tons of coal on site. In 2017, Linyi Power Plant obtained none of its total consumption of coal from the open market. The average coal purchase price for Linyi Power Plant in 2017 was RMB639.79 (2016: RMB490.55) per ton.
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
The coal supply for Jining Yunhe Power Plant is obtained from several coal producers located in the Shandong Province. Jining Yunhe Power Plant typically stores 50,900 tons of coal on site. In 2017, Jining Yunhe Power Plant obtained 73.2% of its total consumption of coal from annual contracts and the remainder from the open market from the open market. The average coal purchase price for Jining Yunhe Power Plant in 2017 was RMB556.80 (2016: RMB413.60) per ton.
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
The coal supply for Liaocheng Co-generation is obtained from several coal producers located in the provinces of Shandong, Shanxi, Shaanxi and Inner Mongolia Autonomous Region. Liaogcheng Co-generation typically stores 141,300 tons of coal on site. In 2017, Liaogcheng Co-generation obtained 17.2% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Liaogcheng Co-generation in 2017 was RMB561.17 (2016: RMB405.01) per ton.
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
The coal supply for Taian Power Plant is obtained from several coal producers located in the Shandong and Shanxi. Taian Power Plant typically stores 103,600 tons of coal on site. In 2017, Taian Power Plant obtained 37.7% of its total consumption of coal from annual contracts and the remainder from the open market from the open market. The average coal purchase price for Taian Power Plant in 2017 was RMB435.19 (2016: RMB347.60) per ton.
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
The coal supply for Laiwu Power Plant is obtained from several coal producers located in the provinces of Shandong, Shanxi, Shaanxi and Inner Mongolia Autonomous Region. Laiwu Power Plant typically stores 246,600 tons of coal on site. In 2017, Laiwu Power Plant obtained 14.1% of its total consumption of coal from annual contracts and the remainder from the open market from the open market. The average coal purchase price for Laiwu Power Plant in 2017 was RMB645.56 (2016: RMB460.61) per ton.
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
Changdao Wind Power sold its electricity to State Grid Shandong Electric Power Company, and has been shut down.
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
Jining Co-generation Photovoltaic sells its electricity to State Grid Shandong Electric Power Company.
Zhanhua Qingfenghu Wind Power
Zhanhua Qingfenghu Wind Power Plant ("Zhanhua Qingfenghu Wind Power") is located in the city of Binzhou in Shandong Province. Zhanhua Qingfenghu Wind Power Plant commenced operation in December 2017 with an installed capacity of 100 MW, including 50 wind power turbines of 2 MW each. We hold 80% equity interest in Zhanhua Qingfenghu Wind Power.
Zhanhua Qingfenghu Wind Power sells its electricity to State Grid Shandong Electric Power Company.
Jining Photovoltaic
Jining 20 MW Photovoltaic Power Plant ("Jining Photovoltaic") is located in the city of Jining of Shandong Province. Jining Photovoltaic commenced its operation in February 2017 and has an installed capacity of 20 MW. We hold 80% equity interest in Jining Photovoltaic.
Jining Photovoltaic sells its electricity to State Grid Shandong Electric Power Company.
Laiwu Niuquan Photovoltaic

Laiwu Niuquan 20 MW Photovoltaic Power Plant ("Laiwu Niuquan Photovoltaic") is located in the city of Laiwu of Shandong Province. Laiwu Niuquan Photovoltaic commenced its operation in April 2017 and has an installed capacity of 20 MW. We hold 80% equity interest in Laiwu Niuquan Photovoltaic.
Laiwu Niuquan Photovoltaic sells its electricity to State Grid Shandong Electric Power Company.
Furuite Rooftop Photovoltaic
Furuite 6.3MW Photovoltaic Power Plant ("Furuite Photovoltaic") is located in the city of Zibo of Shandong Province. Furuite Photovoltaic commenced its operation in June 2017 and has an installed capacity of 6.3 MW. We hold 76% equity interest in Furuite Photovoltaic.
Furuite Photovoltaic sells its electricity to State Grid Shandong Electric Power Company.
Zhanhua Qingfenghu Photovoltaic
Zhanhua Qingfenghu 100MW Photovoltaic Power Plant ("Zhanhua Qingfenghu Photovoltaic") is located in the city of Binzhou of Shandong Province. Zhanhua Qingfenghu Photovoltaic commenced its operation in June 2017 and has an installed capacity of 100 MW. We hold 46% equity interest in Zhanhua Qingfenghu Photovoltaic.
Zhanhua Qingfenghu Photovoltaic sells its electricity to State Grid Shandong Electric Power Company.
Weihai Haibu Photovoltaic
Weihai Haibu 19.8MW Photovoltaic Power Plant ("Weihai Haibu Photovoltaic") is located in the city of Weihai of Shandong Province. Weihai Haibu Photovoltaic commenced its operation in June 2017 and has an installed capacity of 19.75 MW. We hold 80% equity interest in Weihai Haibu Photovoltaic.
Weihai Haibu Photovoltaic sells its electricity to State Grid  Shandong Electric Power Company.
Jining Weishan Zhaozhuang Photovoltaic
Jining Weishan Zhaozhuang 80MW Photovoltaic Power Plant ("Jining Weishan Zhaozhuang Photovoltaic") is located in the city of Jining of Shandong Province. Jining Weishan Zhaozhuang Photovoltaic commenced its operation in December 2017 and has an installed capacity of 80MW. We hold 80% equity interest in Jining Weishan Zhaozhuang Photovoltaic.
Jining Weishan Zhaozhuang Photovoltaic sells its electricity to State Grid Shandong Electric Power Company.
Power Plants and Projects in Henan Province
Qinbei Power Plant
Huaneng Qinbei Power Plant ("Qinbei Power Plant") is located in Jiyuan City of Henan Province. Its installed capacity is 2,400 MW which consists of four 600 MW supercritical coal-fired generating units. Two units commenced operations in November and December 2004, and the other two units commenced operation in November 2007. In March 2012 and February 2013, two 1,000 MW domestic ultra-supercritical coal-fired generating units of Phase III of Qinbei Power Plant commenced operation, respectively. We hold 60% equity interest in Qinbei Power Plant.
The coal supply for Qinbei Power Plant is obtained from Shanxi Province. Qinbei Power Plant typically stores 270,000 tons of coal on site. In 2017, Qinbei Power Plant obtained 50.2% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Qinbei Power Plant in 2017 was RMB538.13 (2016: RMB401.89) per ton.

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
The coal supply for Luoyang Co-generation is obtained from Henan and Shaanxi. Luoyang Co-generation typically stores 120,000 tons of coal on site. In 2017, Luoyang Co-generation obtained 47.1% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Luoyang Co-generation in 2017 was RMB535.13 (2016: RMB434.9) per ton.
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
The coal supply for Mianchi Co-generation is obtained from Yima Coal Group which has mining operations in Henan, Qinghai, Shanxi, Tibet and Inner Mongolia. Mianchi Co-generation typically stores 20,000 tons of coal on site. In 2017, Mianchi Co-generation obtained 100% of its total consumption of coal from annual contracts. The average coal purchase price for Luoyang Co-generation Power Plant in 2017 was RMB413.22(2016: RMB450.00) per ton.
Mianchi Co-generation sells its electricity to Henan Electric Power Company.
Zhumadian Wind Power
Zhumadian Wind Power ("Zhumadian Wind Power") is located in Zhumadian City of Henan Province. The project has an installed capacity of 32 MW, consisting of sixteen 2MW wind turbines, which commenced operation in December 2016. We hold 90% equity interest in this plant.
Zhumadian Wind Power sells its electricity to Henan Electric Power Company.
Qinbei Dianchanghuichang Photovoltaic
Qinbei Dianchanghuichang 20MW Photovoltaic Power Plant ("Qinbei Dianchanghuichang Photovoltaic") is located in the city of Jiyuan of Henan Province. Qinbei Dianchanghuichang Photovoltaic commenced its operation in June 2017 and has an installed capacity of 20MW. We hold 60% equity interest in Qinbei Dianchanghuichang Photovoltaic.
Qinbei Dianchanghuichang Photovoltaic sells its electricity to Henan Electric Power Company.

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
In 2017, Nantong Power Plant obtained 45.5% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Nantong Power Plant in 2017 was RMB507.93 (2016: RMB418.91) per ton.
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
In 2017, Nanjing Power Plant obtained approximately 70.6% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Nanjing Power Plant in 2017 was RMB608.51 (2016: RMB469.51) per ton.
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
The coal supply for Taicang Power Plant is primarily from Shenhua in Inner Mongolia and Datong in Shanxi Province. Taicang Power Plant typically stores 350,000 tons of coal on site. In 2017, Taicang Power Plant obtained approximately 30.7% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Taicang Power Plant in 2017 was RMB497.05 (2016: RMB455.26) per ton.

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
The coal supply for the Huaiyin Power Plant is primarily from Anhui Province, Henan Province and Shanxi Province. Huaiyin Power Plant typically stores 180,000 tons of coal on site. In 2017, Huaiyin Power Plant obtained approximately 45.1% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Huaiyin Power Plant in 2017 was RMB591.79 (2016: RM460.77) per ton.
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
Jinling Power Plant (Coal-fired) consists of two 1,030 MW domestic ultra-supercritical coal-fired generating units, which commenced operation in December 2009 and August 2012, respectively. We hold 60% equity interest in Phase I and Phase II of Jinling Power Plant (Coal-fired). The coal supply for Jinling Power Plant (Coal-fired) is primarily from Shanxi Province and Inner Mongolia Autonomous Region. Jinling Power Plant (Coal-fired) typically stores 300,000 tons of coal on site. In 2017, Jinling Power Plant (Coal-fired) obtained approximately 44.1% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Jinling Power Plant (Coal-fired) in 2017 was RMB543.80 (2016: RMB447.20) per ton.
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
Rudong Wind Power sells its electricity to Jiangsu Electric Power Company.
Tongshan Wind Power
Tongshan Wind Power Plant ("Tongshan Wind Power") is located in Tongshan, Jiangsu Province. Phase I of the plant has an installed capacity of 50 MW. It commenced operation in March 2016. The phase II commenced operation in December 2017, and has an installed capacity of 48MW, consisting of 24 wind turbines of 2WM each. We hold 70% equity interest in Tongshan Wind Power.
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
The coal supply for Suzhou Co-generation is obtained from Shanxi, Inner Mongolia and partially imported coal. Suzhou Co-generation typically stores 30,000 tons of coal on site. In 2017, Suzhou Co-generation obtained 45.5% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Suzhou Co-generation in 2017 was RMB551.67 (2016: RMB455.26) per ton.
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
Nanjing Chemical Industry Park Co-generation typically stores 60,000 tons of coal on site. In 2017, Nanjing Co-generation obtained 85% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Nanjing Chemical Industry Park Co-generation in 2017 was RMB588.20 (2016: RMB490.80) per ton.

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
Luhe Wind Power sells its electricity to Jiangsu Electric Power Company.
Guanyun Co-generation Power
Guanyun Co-generation Power Plant ("Guanyun Co-generation Power") is located in the city of Lianyungang of Jiangsu Province, with an installed capacity of 50 MW consisting of two 25 MW coal-fired generating units which commenced operations in December 2017. We hold 100% equity interest in Guanyun Co-generation Power.
Guanyun Co-generation Power sells its electricity to Jiangsu Electric Power Company.
Suzhou CCGT
Suzhou Gas-fired Co-generation Power Plant ("Suzhou CCGT") is located in the city of Lianyungang of Jiangsu Province, with an installed capacity of 452 MW consisting of two  (E-class) combined cycle gas turbine cogeneration units which commenced operations in July and September 2017, respectively. We hold 100% equity interest in Suzhou CCGT.
Suzhou CCGT sells its electricity to Jiangsu Electric Power Company.
Rudong Offshore Wind Power
Rudong Offshore Wind Power ("Rudong Offshore Wind Power") is located in the county of Rudong, the city of Nantong of Jiangsu Province. It has an installed capacity of 302.4 MW, consisting of 38 wind power turbines of 4 MW each, 12 wind power turbines of 4.2 MW each, and 20 wind power turbines of 5 MW each, which commenced operation in March and September 2017. We hold 70% equity interest in Rudong Offshore Wind Power.
Rudong Offshore Wind Power sells its electricity to Jiangsu Electric Power Company.
Yizheng Wind Power
Yicheng Wind Power ("Yicheng Wind Power") is located in the city of Yizheng of Jiangsu Province. It has an installed capacity of 46.2 MW, consisting of 21 wind power turbines of 2.2 MW each, which commenced operation in December 2017. We hold 100% equity interest in Yizheng Wind Power.
Yizheng Wind Power sells its electricity to Jiangsu Electric Power Company.
Taicang Dianchanghuichang Photovoltaic
Taicang Dianchanghuichang 40MW Photovoltaic Power Plant ("Taicang Dianchanghuichang Photovoltaic") is located in the city of Taicang of Jiangsu Province. Taicang Dianchanghuichang Photovoltaic commenced its operation in April 2017 and has an installed capacity of 40MW. Taicang Dianchanghuichang Photovoltaic. This project is owned by Taicang Power Plant.
Taicang Dianchanghuichang Photovoltaic sells its electricity to Jiangsu Electric Power Company.

Guanyun Photovoltaic
Guanyun 14.1MW Photovoltaic Power Plant ("Guanyun Photovoltaic") is located in the city of Lianyungang of Jiangsu Province. Guanyun Photovoltaic commenced its operation in June 2017 and has an installed capacity of 14.1MW. We hold 100% equity interest in Guanyun Photovoltaic.
Guanyun Photovoltaic sells its electricity to Jiangsu Electric Power Company.
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
The coal supply for Shidongkou I is primarily from Shanxi Province, Anhui Province and Henan Province. Shidongkou I Power Plant typically stores 150,000 tons of coal on site. In 2017, Shidongkou I obtained 25.7% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Shidongkou I in 2017 was RMB447.81 (2016: RMB318.58) per ton.
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
In 2017, Shidongkou II obtained 36.3% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Shidongkou II in 2017 was RMB471.49 (2016: RMB358.21) per ton.
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
The coal supply for Luohuang Power Plant is obtained from Chongqing Municipality. Luohuang Power Plant typically stores 450,000 tons of coal on site. In 2017, Luohuang Power Plant obtained 96.7% of its coal supplies from annual contracts and the remainder from the open market. The average coal purchase price for Luohuang Power Plant in 2017 was RMB584.09 (2016: RMB462.33) per ton.
Luohuang Power Plant sells its electricity to Chongqing Municipal Electric Power Company.
Liangjiang CCGT
Liangjiang CCGT is located in Chongqing Municipality. Two generating units of this plant commenced operation in October and December 2014, respectively, with an installed capacity of 934 MW. We hold 90% equity interest in Liangjiang CCGT. The gas supply for Liangjiang CCGT is transported through pipeline of "West-East Gas Transport Project."
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
The coal supply for Yuhuan Power Plant is primarily obtained from Shanxi Province and Inner Mongolia Autonomous Region. Yuhuan Power Plant typically stores 500,000 tons of coal on site. In 2017, Yuhuan Power Plant obtained 53.6% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Yuhuan Power Plant in 2017 was RMB632.40 (2016: RMB475.90) per ton.
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
The coal supply for Changxing Power Plant is primarily obtained from Inner Mongolia, Hebei and partially imported coal. Changxing Power Plant typically stores 150,000 tons of coal on site. In 2017, Changxing Power Plant obtained 47.1% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Changxing Power Plant in 2017 was RMB602.20 (2016: RMB477.36) per ton.
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
Changxing Hongqiao Photovoltaic
Changxing Hongqiao Photovoltaic Power Project ("Changxing Hongqiao Photovoltaic") is located in Changxing Country of Zhejiang Province. It commenced operation in September 2016, with an installed capacity of 30 MW. We hold 100% equity interest in this project.
Huzhou Distributed Photovoltaic
Huzhou Distributed Photovoltaic Power Project ("Huzhou Distributed Photovoltaic") is located in the city of Huzhou of Zhejiang Province. It commenced operation in June and December 2017, with an installed capacity of 20 MW. We hold 100% equity interest in Huzhou Distributed Photovoltaic.
Huzhou Distributed Photovoltaic sells its electricity to Zhejiang Electric Power Company.
Power Plant in Hunan Province
Yueyang Power Plant
Huaneng Yueyang Power Plant ("Yueyang Power Plant") is located in Yueyang City of Hunan Province. Yueyang Power Plant Phase I has an installed capacity of 725 MW and consists of two 362.5 MW sub-critical coal-fired generating units which commenced operation in September and December 1991 respectively. Yueyang Power Plant Phase II consists of two 300MW coal-fired generating units with installed capacity of 600 MW, which were put into operation in March and May 2006, respectively. Huaneng Yueyang Power Plant Phase III ("Yueyang Power Plant Phase III") consists of two 600 MW generating units with a total installed capacity of 1,200 MW. In January 2011 and August 2012, Unit 5 and Unit 6 of Yueyang Power Plant Phase III, two 600MW coal-fired generating units, commenced operation, respectively. We hold 55% equity interest in Yueyang Power Plant.
The coal supply for Yueyang Power Plant is obtained from Datong in Shanxi Province. Yueyang Power Plant typically stores 500,000 tons of coal on site. In 2017, Yueyang Power Plant obtained 50.2% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Yueyang Power Plant in 2017 was RMB642.12 (2016: RMB485.68) per ton.
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
Guidong Wind Power sells its electricity to Hunan Electric Power Company.
Yueyang Xingang Photovoltaic
Yueyang Xingang 10MW Distributed Photovoltaic Power Project ("Yueyang Xingang Photovoltaic") is located in the city of Yueyang of Hunan Province. Yueyang Xingang Photovoltaic commenced operation in May 2017, with an installed capacity of 10 MW. We hold 60% equity interest in Yueyang Xingang Photovoltaic.
Yueyang Xingang Photovoltaic sells its electricity to Hunan Electric Power Company.
Yueyang Leigutai Photovoltaic
Yueyang Leigutai 20MW Distributed Photovoltaic Power Project ("Yueyang Leigutai Photovoltaic") is located in the city of Yueyang of Hunan Province. Yueyang Liangang Photovoltaic commenced operation in June 2017, with an installed capacity of 20 MW. We hold 55% equity interest in Yueyang Leigutai Photovoltaic.
Yueyang Leigutai Photovoltaic sells its electricity to Hunan Electric Power Company.
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
The coal supply for Jingmen Co-generation is obtained from Shaanxi and Gansu. Jingmen Co-generation typically stores 90,000 tons of coal on site. In 2017, Jingmen Co-generation obtained 72.1% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Jingmen Co-generation in 2017 was RMB615.65 (2016: RMB464.31) per ton.
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
The coal supply for Yingcheng Co-generation is obtained from Shanxi and Shaanxi.Yingcheng Co-generation typically stores 50,000 tons of coal on site. In 2017, Yingcheng Co-generation obtained 17.3% of its total consumption of coal from the open market. The average coal purchase price for Yingcheng Co-generation in 2017 was RMB722.85 (2016: RMB632.52) per ton.
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
Jieshan Wind Power sells its electricity to Hubei Electric Power Company.
Zhongxiang Hujiawan Wind Power
Zhongxiang Hujiawan Wind Power ("Zhongxiang Hujiawan Wind Power") is located in the city of Jingmen of Hubei Province. Zhongxiang Hujiawan Wind Power commenced operation in December 2017, with an installed capacity of 24 MW, consisting of 12 wind power turbines of 2 MW each. We hold 100% equity interest in this plant.
Zhongxiang Hujiawan Wind Power sells its electricity to Hubei Electric Power Company.
Suizhou Zengdufuhe Photovoltaic
Suizhou Zengdufuhe 20MW Photovoltaic Power Project ("Suizhou Zengdufuhe Photovoltaic") is located in the city of Suizhou of Hubei Province. Suizhou Zengdufuhe Photovoltaic commenced operation in September and December 2017, with an installed capacity of 20 MW. We hold 100% equity interest in Suizhou Zengdufuhe Photovoltaic.
Suizhou Zengdufuhe Photovoltaic sells its electricity to Hubei Electric Power Company.
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
The coal supply for Jinggangshan Power Plant is obtained from Henan Province, Anhui Province and Jiangxi Province. Jinggangshan Power Plant typically stores 255,000 tons of coal on site. In 2017, Jinggangshan Power Plant obtained 47.2% of its total coal consumption from annual contracts and the remainder from the open market. The average coal purchase price for Jinggangshan Power Plant in 2017 was RMB730.52 (2016: RMB544.48) per ton.
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

The coal supply for Ruijin Power Plant is obtained from Shanxi, Shaanxi, and partially imported coal. Ruijin Power Plant typically stores 110,000 tons of coal on site. In 2017, Ruijin Power Plant obtained 33.7% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Ruijin Power Plant in 2017 was RMB713.93 (2016: RMB509.45) per ton.
Ruijin Power Plant sells its electricity to Jiangxi Electric Power Company.
Anyuan Power Plant
Anyuan Power Plant "Replacing Small Units with Large Ones" Project ("Anyuan Power Plant") is located at Pingxiang City of Jiangxi Province. The plant has a total installed capacity of 1,320 MW, consisting of two ultra supercritical units with second reheat cycle of 660 MW each. Anyuan Power Plant is the first project equipped with 660MW ultra supercritical unit with second reheat cycle. We acquired 100% equity interest in the power plant in January 2015.
The coal supply for Anyuan Power Plant is obtained from Gansu and Shanxi. Ruijin Power Plant typically stores 130,000 tons of coal on site. In 2017, Anyuan Power Plant obtained 46.4% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Ruijin Power Plant in 2017 was RMB665.70 (2016: RMB546.50) per ton.
Anyuan Power Plant sells its electricity to Jiangxi Electric Power Company.
Linghuashan Wind Power
Linghuashan Wind Power Plant ("Linghuashan Wind Power") is located in the city of Ji'an of Jiangxi Province. Linghuashan Wind Power has a total installed capacity of 100 MW, consisting of 50 turbines of 2MW each, which commenced operation in June and September 2017. We hold 100% equity interest in Linghuashan Wind Power.
Linghuashan Wind Power sells its electricity to Jiangxi Electric Power Company.
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
The coal supply for Chaohu Power Plant is obtained from Shandong and Gansu. Chaohu Power Plant typically stores 110,000 tons of coal on site. In 2017, Chaohu Power Plant obtained 86.8% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Chaohu Power Plant in 2017 was RMB617.03 (2016: RMB479.80) per ton.
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
Hualiangting Hydropower sells its electricity to Anhui Electric Power Company.

Huaining Shijing Wind Power
Shijing Wind Power Plant in Huaining Country ("Huaining Wind Power") is located in Huaining Country, Anhui Province. Huaining Wind Power has a total installed capacity of 50 MW, consisting of 25 turbines of 2MW each, which commenced operation in June 2016. We hold 100% equity interest in the plant.
Huaining Wind Power sells its electricity to Anhui Electric Power Company.
Huaining Longchi Wind Power
Huaining Longchi Wind Power Plant ("Huaining Longchi Wind Power") is located in the city of the county of Huaining of Anhui Province. Huaining Longchi Wind Power has a total installed capacity of 99 MW, consisting of 45 turbines of 2.2MW each. We hold 100% equity interest in Huaining Longchi Wind Power.
Huaining Longchi Wind Power sells its electricity to Anhui Electric Power Company.
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
In 2017, the Fuzhou Power Plant obtained 34.9% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Fuzhou Power Plant in 2017 was RMB561.28 (2016: RMB394.11) per ton.
Fuzhou Power Plant sells its electricity to Fujian Electricity Power Company.
Changle Photovoltaic
Changle 10 MW Photovoltaic Power Plant ("Changle Photovoltaic") is located in the city of Fuzhou of Fujian Province.  It has an installed capacity of 10 MW, which commenced operation in June 2017. We hold 100% equity interest in Changle Photovoltaic.
Changle Photovoltaic sells its electricity to Fujian Electric Power Company.
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
In 2017, the Shantou Power Plant obtained 24.8% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Shantou Power Plant in 2017 was RMB585.02 (2016: RMB444.61) per ton.
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
The coal supply for Haimen Power Plant is mainly imported from Indonesia. Haimen Power Plant typically stores 400,000 tons of coal on site. In 2017, Haimen Power Plant obtained 49.5% of its total consumption of coal from the open market. The average coal purchase price for Haimen Power Plant in 2017 was RMB611.14 (2016: RMB476.75) per ton.
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
The coal supply for Diandong Energy is mainly obtained from Yunnan and Guizhou Provinces. Diandong Energy typically stores 1,200,000 tons of coal on site. In 2017, Diandong Energy obtained none of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Diandong Energy in 2017 was RMB583.82 (2016: RMB342.39) per ton.
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
The coal supply for Yuwang Energy is mainly obtained from Yunnan and Guizhou Provinces. Yuwang Energy typically stores 600,000 tons of coal on site. In 2017, Yuwang Energy obtained 100% of its total consumption of coal from the open market. The average coal purchase price of coal for Yuwang Energy in 2017 was RMB455.69 (2016: RMB380.58) per ton.
Yuwang Energy sells its electricity to Yunnan Electric Power Company.
Fuyuan Wind Power
Fuyuan Wind Power Plant ("Fuyuan Wind Power") is located in the Fuyuan County of Qujing Municipality of Yunnan Province. Fuyuan Wind Power consists of Wenbishan Wind Power, which commenced operation in November 2014 with 20 wind power turbines of 2 MW each, Yibasan Wind Power, which commenced operation in 2014 with 24 wind power turbines of 2 MW each, and Shengjing Wind Power, which commenced operation in December 2016 with 24 wind power turbines of 2 MW each. A new project with an installed capacity of 48 MW commenced operation in October and November 2017, consisting of 24 wind power turbines of 2 MW each. We hold 100% equity interest in Fuyuan Wind Power.
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
The coal supply for Haikou Power Plant is mainly obtained from Inner Mongolia, Shanxi, and partially imported coal. Haikou Power Plant typically stores 120,000 tons of coal on site. In 2017, Haikou Power Plant obtained 38.6% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price of coal for Haikou Power Plant in 2017 was RMB498.76 (2016: RMB393.68) per ton.
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
The coal supply for Dongfang Power Plant is mainly obtained from Shanxi and partially imported coal. Dongfang Power Plant typically stores 160,000 tons of coal on site. In 2017, Dongfang Power Plant obtained 9.9% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price of coal for Dongfang Power Plant in 2017 was RMB502.22 (2016: RMB385.97) per ton.

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
Gezhen Hydropower Plant sells its electricity to Hainan Electric Power Company.
Wenchang Wind Power
Huaneng Wenchang Wind Power Plant ("Wenchang Wind Power") is located in Wenchang City in Hainan Province. Wenchang Wind Power has an installed capacity of 51.5 MW and consists of 33 turbines with each capacity of 1.5 MW which commenced operation in 2008, and one turbine with a capacity of 2 MW which commenced operation in 2015. We hold 91.8% equity interest in Wenchang Wind Power. We acquired the power plant in January, 2015 from Huaneng Group.
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
Dongfang Photovoltaic sells its electricity to Hainan Electric Power Company.
Chengmai Photovoltaic
Chengmai Photovoltaic Power Plant ("Chengmai Photovoltaic") is located in the county of Chengmai of Hainan Province. Chengmai Photovoltaic has an installed capacity of 25 MW which commenced operation in June and September 2017. We hold 91.8% equity interest in Chengmai Photovoltaic.
Chengmai Photovoltaic sells its electricity to Hainan Electric Power Company.
Power Plant  in Guangxi Autonomous Region
Guilin Distributed Energy
Guilin Distributed Energy Power Plant ("Guilin Distributed Energy") is located in the city of Guilin of Guangxi Autonomous Region. Guilin Distributed Energy has an installed capacity of 210 MW which commenced operation in December 2017. We hold 80% equity interest in Guilin Distributed Energy.
Guilin Distributed Energy sells its electricity to Hainan Electric Power Company.

Power Plant in Guizhou
Panxian Wind Power
Panxian Wind Power ("Panxian Wind Power") is located at Panxian county of Guizhou Province. It commenced operation in December 2015, with an installed capacity of 24 MW, consisting of 12 wind power turbine of 2 MW each. We hold 100 % equity interest in Panxian Wind Power.
Panxian Wind Power sells its electricity to Guizhou Electric Power Company.
Panxian Dapashan Wind Power
Panxian Dapashan Wind Power Plant ("Panxian Dapashan Wind Power") is located in the county of Pan of Guizhou Province. Panxian Dapashan Wind Power has an installed capacity of 24 MW and consists of 12 turbines with each capacity of 2 MW which commenced operation in November and December 2017. We hold 100% equity interest in Panxian Dapashan Wind Power.
Panxian Dapashan Wind Power sells its electricity to Guizhou Electric Power Company.
Panxian Jiaoziding Wind Power
Panxian Jiaoziding Wind Power Plant ("Panxian Jiaoziding Wind Power") is located in the county of Pan of Guizhou Province. Panxian Jiaoziding Wind Power has an installed capacity of 48 MW and consists of 24 turbines with each capacity of 2 MW which commenced operation in November and December 2017. We hold 100% equity interest in Panxian Jiaoziding Wind Power.
Panxian Jiaoziding Wind Power sells its electricity to Guizhou Electric Power Company.
Power Plant in Ningxia
Ruyi Helan Rooftop Photovoltaic
Ruyi Helan Rooftop Photovoltaic Power Plant ("Ruyi Helan Rooftop Photovoltaic") is located in the county of Helan of Ningxia Autonomous Region. Ruyi Helan Rooftop Photovoltaic has an installed capacity of 19.8 MW which commenced operation in June 2017. We hold 40% equity interest in Ruyi Helan Rooftop Photovoltaic.
Ruyi Helan Rooftop Photovoltaic sells its electricity to Ningxia Electric Power Company.
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
Supply of coal is procured from coal producers in Indonesia via two long-term coal supply contracts with 10 years and 15 years term respectively, and short-term contracts. Supply of gas is obtained from Pavilion Gas Pte Ltd, Sembcorp Gas Pte Ltd and Shell Gas Marketing Pte Ltd (formally known as BG Singapore Gas Marketing Pte Ltd). Oil supply, if required, is obtained through the spot market.

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
In 2008, with the purpose of improving energy usage efficiency, the government implemented an electricity-optimized dispatch policy in Henan Province, Sichuan Province, Jiangsu Province, Guangdong Province and Guizhou Province on a pilot basis, and plans to roll out to others if the trial operation is successful. In addition, as of December 31, 2014, in all regions in which we operate power plants, the government's power administrative departments make power generation plan policies with the aim to improve the planned utilization hours of the environment-protecting and energy-saving units. In 2015, the NDRC and China Energy Administration jointly issued the Guidelines on Improving Electric Power Operations and Deepening Clean Energy Generation, which confirms a system that aims to ensure the full-priced acquisitions of renewable energy and ensure that the hours of usage for high-efficiency energy-saving generators be significantly higher than that for coal-fired generators. The Guidelines also demand, within a certain time period, an increase of the hours of usage for coal-fired generators, of which the emission level is close to or reaches the cap level of gas turbine.
In 2016, China National Energy Administration issued Guidelines on Improving Clean Energy Consumption and Distribution in Northern China, Notice on Issuing the Measures for the Administration of the Guaranteed Buyout of Electricity Generated by Renewable Energy Resources, Pilot Program of Local Clean Energy Consumption and Distribution in Gansu, Inner Mongolia and Jilin, and Provisionary Measures for Priority Dispatch of Renewable Peaking Power Generation Units, which require an improvement on clean energy consumption and distribution.  For the purposes of enhancing the dispatch priority of energy that is produced with high-efficient and low emission, China National Energy Administration also requested for comments in connection with the proposed Measures for the Administration of the Guaranteed Buyout of Electricity Generated by Nuclear Power, Guidance on High-efficiency, Low Emission Energy, Guidelines on Prioritizing Utilization and Dispatching and the Announcement on the Orderly Reform on Power Generation and Consumption Planning.
In 2017, NTDC and NEA issued Circular on Orderly Opening Up the Electricity Generation and Consumption Plans, Pilot Rules on Inter-regional Spare Renewable Energy Electricity Power Stock Trading, Circular on the Establishment of Pilot Electricity Power Stock Exchange,  Circular on Promoting Hydropower Consumption in Southwest China, and Solutions to Abandoning Hydro, Wind and Solar Energy, to promote the development of the power stock exchange and renewable power consumption.

Competition and Dispatch in Singapore
Following the introduction of LNG into Singapore, new players as well as incumbents have invested in new gas-fired generating capacities to compete in the Singapore electricity market. Tuas Power competes in the NEMS using its portfolio of gas-fired, coal-biomass fired and oil-fired generating units. It was able to maintain a market share of approximately 21.9% in the NEMS for 2017. Its major competitors include Senoko Energy (formerly Senoko Power) which is owned by a Japanese/French consortium led by Marubeni Group, YTL PowerSeraya that is owned by YTL Group of Malaysia, SembCorp Cogen and Keppel Merlimau Cogen and PacificLight Power Pte Ltd. A new entrant, Tuaspring, entered the market in 2015.  In 2017, ExxonMobil and Singapore Refining Company introduced additional capacity of 158MW.  Tuas Power's portfolio of generating units allows it to maintain its leadership position in Singapore's power industry.
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
Effective July 1, 2003, all power plants in China became subject to the pollutant discharge levy system, pursuant to which discharge fees are levied based on the actual amount of pollutants discharged. As a result, all of our power plants are now required to pay discharge fees in such manner. Since 2008, certain provinces have raised the rates of waste disposal fees. In 2015, 2016 and 2017, we paid to the local governments total discharge fees of approximately RMB311 million RMB372 million and RMB 308million, respectively.
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
In September 2013, the State Council issued the Air Pollution Prevention Action Plan (the "Plan"), setting forth stricter requirements for air pollution prevention and control. Local government departments have released local rules and regulations under the Plan, some of which require higher emission standards than the national ones. Carbon emission trading has been conducted in certain regions on a trial basis and could be gradually introduced to an expanded market in the future. On July 1, 2014, the new pollutants emission standards for thermal power plants and the dust emission standards in key regions will also come into effect.  In September 2014, the NDRC, the Ministry of Environmental Protection and China National Energy Administration jointly issued the 2014-2020 Action Plan for Energy Saving, Emission Reduction and Renovation of Coal-fired Generation Units, imposing more strict requirements for efficient and clean development of coal-fired generating plants. In December 2016, the State Council issued the Comprehensive Work Plan for Conserving Energy and Reducing Emissions for the 13th Five-Year, putting forward new goals and requirements for energy saving and emission reduction.
In order to meet the requirements of the New Emission Standards, we have installed flue gas desulphurization ("FGD") facilities and denitrification facilities with all of our newly constructed generating units. We have also carried out sulfur disposal reform on the existing generating units. As of the end of 2012, we have installed and operated desulphurization facilities on all our existing coal-fired generating units.  By the end of 2014, all coal-fired generating units of the Company have been renovated to include denitrification facilities.
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
In addition, according to the State’s plan of implementing ultra-low emission of coal-fired generating units, the Company has carried out technological upgrades for all coal-fired generating units in 2017, completing the task required by the State early.
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
Tuas Power Station
To address the environmental concerns and regulatory requirements, Tuas Power Station has put in place an environmental management system, which is certified to ISO14001 standard. All generating units are equipped with pollution control facilities. Stage I steam plant burn low sulfur content fuel oil and employ an electro-precipitator to control sulfur dioxide and particulate emissions. Stage II combined-cycle plants burn natural gas and are fitted with low-nitrogen oxide burners to control nitrogen oxide emissions. Source emission tests are conducted annually by National Environment Agency (NEA) accredited contractors and the results are submitted to NEA Pollution Control Department.
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
TMUC
TMUC utilizes an efficient cogeneration process where up to 80% of the useful energy from the plant is used to produce steam for industrial customers and the remaining energy is converted to electricity for internal use and transmission to the national grid. In 2017, the energy split between heat and power is 51% and 49% respectively, and the overall plant efficiency averaged at 63%.
The TMUC plant is designed to comply with stringent environmental standards set by the local authority. TMUC has put in place a robust environmental management system and it is certified to ISO14001 standard.  TMUC adopts the circulating fluidized bed boiler technology that enables use of high percentage of carbon neutral biomass (palm kernel shell and woodchips) co-fired with clean coal (low sulphur and low ash) to reduce carbon footprint significantly to the same level as oil-fired plant and with lower sulphur and nitrogen oxides emission. High efficiency bag filters are installed to ensure low particulates emission.
Coal, biomass and ash handling, transfer and storage systems at TMUC are fully enclosed to prevent any fugitive dust during unloading, storage and handling operation. Coal and ash are stored in silo while biomass is stored in enclosed warehouse.
Fly ash and bed ash generated from the CFB boilers are fully recycled and processed for industrial use in cement and concrete applications.
Oily wastewater, coal/ash washing wastewater and industrial wastewater received from customers are treated prior to discharge. Online monitoring of oil-in-water, suspended solids (through turbidity meter) and chemical oxygen demand (COD) are carried out for oily wastewater, coal/ash washing wastewater and industrial wastewater respectively to ensure compliance with environmental regulation. Chemical/regeneration wastewater is neutralized prior to discharge. Online monitoring of pH is conducted to prevent accidental discharge. Stop-gates are strategically installed at drain to prevent accidental discharge of poor quality effluent/water to the sea.
Insurance
We currently maintain property all-risks insurance and machinery-breakdown insurance for all of our power plants, and construction all-risks insurance or erection all-risks insurance for all of our newly built and expansion projects as well as large-scaled upgrading projects. Our current insurance coverage on our property, plant and equipment (including construction all-risk insurance) is mainly maintained with Yongcheng Property and Casualty Insurance Company, which amounted to approximately RMB543.12 billion. In 2017, we renewed the liabilities insurance for our directors and officers with coverage of US$10 million.
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

Tuas Power purchases key insurance policies, such as industrial all-risks insurance (including business interruption insurance coverage), public and products liability insurance, directors' and officers' liability insurance, pollution legal liability insurance and marine cargo insurance. Total insured value under the industrial all-risks insurance is US$4.5 billion for 2018.
ITEM 4A	Unresolved Staff Comments
None.
ITEM 5	Operating and Financial Reviews and Prospects
A.	General
The principal activities of the Company are investment, construction, operation and management of power plants. The Company provides consistent and reliable electricity supply to customers through grid operators where its operating plants are located. The Company is committed to scientific development through increasing economic efficiency, enhancing returns for shareholders, conserving resources and protecting the environment. The Company also attaches importance to social responsibilities and makes an active contribution to the building of a harmonious society.
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
Looking back in 2017, with strong support from its shareholders and the employees, the Company made active and concerted efforts to respond to the changes in power, coal and capital markets by expanding overseas market share, improving marketing analysis and enhancing internal management with focuses on key operations, thorough planning and sound internal control. These efforts have contributed to the growth of the Company in various aspects in 2017. Throughout 2017, the Company maintained its leading position in major technological and economic indicators and utilization hours through safe production and active marketing activities. Its fuel management was strengthened and financial costs were effectively controlled. Marked improvement was noticeable in the Company's growth because of its active power generation reorganizing efforts. The Company has also made new developments in energy saving, ultra-low emission and technological renovation, diligently fulfilling its social responsibilities as a reliable provider of sufficient, stable and environmentally-friendly power to the society.
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
Depreciation of property, plant and equipment
Depreciation of property, plant and equipment is provided based on book value of assets less estimated residual value over estimated useful life using straight-line method. For these impaired property, plant and equipment, depreciation is provided based on book value after deducting the impairment provision over estimated useful life of asset. The estimated useful lives are as follows:

2017
Dam	8 – 50 years
Port facilities	20 – 40 years
Buildings	8 – 30 years
Electric utility plant in service	5 – 30 years
Transportation facilities	8 – 27 years
Others	5 – 14 years
Where parts of an item of property, plant or equipment have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. At the end of each year, the Company and its subsidiaries review the estimated useful lives, residual values and the depreciation method of the property, plant and equipment and make an adjustment when necessary.
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
Impairment of non-financial assets
The carrying amounts of property, plant and equipment, intangible assets with definite useful lives, land use rights, mining rights and long-term equity investments not accounted for as financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset's recoverable amount is estimated. Goodwill, indefinite-lived intangible assets and intangible assets not yet available for use are tested for impairment annually regardless of whether there are indications of impairment or more frequently if events or changes in circumstances indicate a potential impairment. An impairment loss is recognized if the carrying amount of an asset or cash-generating unit ("CGU") exceeds its recoverable amount.
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
An impairment loss in respect of goodwill is not reversed. Except for goodwill, all impaired non-financial assets are subject to review for possible reversal of impairment at each reporting date. A reversal of an impairment loss is limited to the asset's carrying amount that would have been determined had no impairment loss been recognized in the prior year. Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognized.
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
Deferred income tax assets and deferred income tax liabilities are offset when meeting all the conditions below:
(1)	The Company and its subsidiaries have the legally enforceable right to offset current income tax assets and current income tax liabilities;
(2)	Deferred income tax assets and deferred income tax liabilities are related to the income tax levied by the same tax authority of the Company and its subsidiaries.

Business combination

For the business combinations undertaken by the Company, the Company recognises the assets acquired and the liabilities assumed based on their estimated fair value on the date of acquisition. Any excess of purchase consideration over the estimated fair values of acquired identifiable net assets is recorded goodwill. The contingent consideration of the Company in the business combination is recognised as a financial asset at fair value through profit or loss (included in other non-current assets and other receivables and assets).

The Company makes judgements and estimates in relation to the fair value of the assets acquired and the liabilities assumed and the contingent consideration from business combination. The fair value of acquired assets and assumed liabilities and the contingent consideration are determined using valuation techniques. Estimating the fair value assigned to each class of acquired assets and assumed liabilities and the contingent consideration are based on expectations and assumptions, in particular in relation to the future sales volumes and the related revenue growth rate, future on-grid tariffs, future capital expenditure, future fuel prices, future other operating costs and the discount rates applied.

A change in the amount allocated to identifiable net assets would have an offsetting effect on the amount of goodwill recognised from the acquisition and would change the amount of depreciation and amortisation expense recognised related to those identifiable net assets. And outcomes within the next financial period that are different from assumptions could require a material adjustment to the carrying amounts of contingent consideration.
New accounting pronouncements
For a detailed discussion of new accounting pronouncements, see Note 2(ad) to the Financial Statements.
B.	Operating results
Our financial statements are prepared under IFRS as issued by IASB. The following management's discussion and analysis is based on the financial information prepared under IFRS.

Year ended December 31, 2017 compared with year ended December 31, 2016
	For the Year Ended December 31,
	2017	2016	Increased/ (Decreased)
	RMB'000	RMB'000%
Operating revenue	152,459,444	113,814,236	33.95
Tax and levies on operations	(1,376,312)	(1,177,818)	16.85
Operating expenses
Fuel	(92,737,304)	(56,617,542)	63.80
Maintenance	(4,347,723)	(4,343,349)	0.10
Depreciation	(20,180,830)	(14,815,620)	36.21
Labor	(10,590,084)	(8,043,406)	31.66
Service fees on transmission and transformer facilities of HIPDC	(95,894)	(138,038)	-30.53
Purchase of electricity	(3,787,032)	(3,066,415)	23.50
Others	(10,160,875)	(7,234,308)	40.45
Total operating expenses	(141,899,742)	(94,258,678)	50.54

Profit from operations	9,183,390	18,377,740	-50.03
Interest income	198,906	147,063	35.25
Financial expenses, net
Interest expense	(9,749,004)	(6,817,526)	43.00
Exchange gain / (loss) and bank charges , net	144,359	(250,076)	-157.73
Total financial expenses, net	(9,604,645)	(7,067,602)	35.90
Share of profits less losses of associates and joint ventures	425,215	1,298,889	-67.26
Gain / (loss) on fair value changes of financial assets / liabilities	856,786	(12,986)
Other investment income	1,742,081	1,070,034	62.81
Profit before income tax expense	2,801,733	13,813,138	-79.72
Income tax expense	(1,217,526)	(3,465,151)	-64.86
Net Profit	1,584,207	10,347,987	-84.69
Attributable to:
-Equity holders of the Company	1,579,836	8,520,427	-81.46
-Non-controlling interests	4,371	1,827,560	-99.76
Total power generated by the Company's domestic operating power plants for the year on consolidated basis amounted to 394.481 billion kWh, representing an increase of 25.8% year-on-year. The electricity sold amounted to 371.399 billion kWh, representing an increase of 25.6% year-on-year. Newly acquired entities and newly operated generating units mainly contributed to the power generation growth of the Company, meanwhile the power generation by power plants in the regions of central China, east China and Guangdong provinces increased.
The annual average utilization hours of the Company's domestic power plants reached 3,951 hours. In most of the areas where the Company's coal-fired power plants are located, the utilization hours of the Company was in a leading position within those areas.
The power generation of the Company's domestic power plants for the year ended December 31, 2017 is listed below (in billion kWh):
	Power Generation		Electricity Sold
Region	2017	Change	2017	Change
*Heilongjiang Province	13.172	3.53%	12.320	3.52%
*Coal-fired	12.250	1.58%	11.412	1.43%
*Wind-power	0.922	38.89%	0.907	39.75%

	Power Generation		Electricity Sold
Region	2017	Change	2017	Change
Jilin Province	8.596	13.44%	8.111	13.81%
*Coal-fired	7.448	10.69%	7.009	10.76%
*Wind-power	0.860	48.17%	0.836	51.24%
*Hydro-power	0.062	0.75%	0.061	0.79%
*PV	0.0116	-	0.0115	-
*Biomass power	0.215	3.62%	0.193	4.35%
Liaoning Province	19.704	-0.60%	18.395	-1.25%
*Coal-fired	19.253	-1.15%	17.947	-1.84%
*Wind-power	0.333	12.13%	0.331	12.19%
*Hydro-power	0.039	14.43%	0.039	14.00%
*PV	0.0790	392.78%	0.0778	396.67%
Inner Mongolia	0.228	4.84%	0.226	4.50%
Wind-power	0.228	4.84%	0.226	4.50%
Hebei Province	13.400	2.58%	12.585	2.40%
Coal-fired	13.132	1.55%	12.343	1.43%
Wind-power	0.228	96.82%	0.204	87.01%
PV	0.0399	153.60%	0.0375	208.25%
Gansu Province	9.935	2.25%	9.413	0.08%
Coal-fired	8.333	-1.30%	7.865	-3.91%
Wind-power	1.602	25.80%	1.548	26.78%
Ningxia	0.0103	-	0.0099	-
PV	0.0103	-	0.0099	-
Beijing	6.176	-18.12%	5.562	-20.61%
Coal-fired	1.339	-60.68%	1.163	-60.79%
Combined Cycle	4.836	16.92%	4.399	8.87%
Tianjin	7.273	0.27%	6.843	0.01%
Coal-fired	5.658	7.15%	5.271	7.18%
Combined Cycle	1.614	-18.22%	1.570	-18.39%
PV	0.0015	-	0.0015	-
Shanxi Province	9.813	-8.35%	9.185	-8.75%
Coal-fired	7.035	-13.80%	6.495	-14.46%
Combined Cycle	2.743	7.75%	2.668	7.87%
PV	0.0350	-	0.0221	-
Shandong Province	89.487	116.39%	83.787	115.24%
Coal-fired	88.848	114.85%	83.162	113.63%
*Wind-power	0.452	8.82%	0.440	9.13%
*PV	0.1865	266.61%	0.1851	276.54%
Henan Province	22.210	3.53%	20.927	7.58%
Coal-fired	20.696	-3.44%	19.457	0.02%
*Combined Cycle	1.424	-8.13%	1.393	-8.18%
Wind-power	0.077	309.51%	0.076	513.65%
PV	0.0128	-	0.0126	-
Jiangsu Province	42.761	-0.61%	40.452	-1.05%
Coal-fired	36.441	-6.38%	34.395	-6.70
Combined Cycle	5.199	47.79%	5.010	45.02%
Wind-power	1.077	86.12%	1.004	79.52%
PV	0.0442	-	0.0436	-
Shanghai	18.484	1.91%	17.490	1.80%
Coal-fired	16.934	2.70%	15.976	2.60%
Combined Cycle	1.550	-5.99%	1.513	-5.94%
Chongqing	8.563	-14.51%	7.930	-14.86%

	Power Generation		Electricity Sold
Region	2017	Change	2017	Change
Coal-fired	7.388	-9.40%	6.787	-9.52%
Combined Cycle	1.175	-36.90%	1.144	-36.94%
Zhejiang Province	27.589	11.65%	26.487	11.74%
Coal-fired	27.090	12.08%	26.000	12.18%
Combined Cycle	0.449	-13.30%	0.438	-13.46%
PV	0.0496	130.26%	0.0492	128.47%
Hubei Province	14.781	4.94%	13.833	4.73%
Coal-fired	14.147	4.00%	13.215	3.64%
Wind-power	0.292	54.86%	0.287	64.88%
Hydro-power	0.336	14.36%	0.325	14.80%
PV	0.0059	-	0.0059	-
Hunan Province	9.308	11.94%	8.709	11.28%
Coal-fired	8.476	13.86%	7.889	13.23%
Wind-power	0.531	-1.11%	0.525	-1.16%
Hydro-power	0.285	-14.68%	0.280	-14.77%
PV	0.0162	-	0.0159	-
Jiangxi Province	19.801	13.53%	18.915	13.67%
Coal-fired	19.529	12.66%	18.670	12.88%
Wind-power	0.272	153.43%	0.245	142.93%
Anhui Province	5.940	1.60%	5.677	1.82%
Coal-fired	5.714	1.73%	5.454	1.88%
Wind-power	0.127	42.14%	0.124	52.18%
Hydro-power	0.099	-29.68%	0.098	-29.81%
Fujian Province	10.380	35.22%	9.791	35.45%
Coal-fired	10.373	35.12%	9.787	35.39%
PV	0.0073	-	0.0041	-
Guangdong Province	21.448	22.89%	20.491	22.75%
Coal-fired	21.425	22.81%	20.468	22.66%
PV	0.0225	217.25%	0.0225	250.68%
Guangxi	0.029	-	-	-
Combined Cycle	0.029	-	-	-
Yunnan Province	3.688	-5.01%	3.398	-4.89%
Coal-fired	3.270	-8.76%	2.997	-9.05%
Wind-power	0.418	40.04%	0.401	44.53%
Guizhou Province	0.058	28.88%	0.054	43.36%
Wind-power	0.058	28.88%	0.054	43.36%
Hainan Province	11.647	-2.36%	10.809	-2.62%
Coal-fired	11.327	-1.74%	10.495	-2.02%
Combined Cycle	0.020	-84.64%	0.019	-84.29%
Wind-power	0.117	15.47%	0.114	15.39%
Hydro-power	0.153	-6.37%	0.151	-6.33%
PV	0.0305	267.36%	0.0301	268.30%
Total	394.481	25.76%	371.399	25.56%

Note: The remark * represented the regional companies or power plants involved in the new acquisition by the Company at the end of 2016. They had been incorporated in the Company’s financial statements since 1 January 2017, and the year-on-year data of which is for information only.

For the year ended December 31, 2017, the accumulated power generation of Tuas Power Ltd., the Company's wholly owned subsidiary in Singapore, accounted for a market share of 21.9% in Singapore, representing an increase of 0.4% compared to the same period last year of 21.5%.
In respect of the tariff, the Company's average tariff of domestic power plants for the year ended December 31, 2017 was RMB414.01 per MWh, up by RMB17.41 per MWh from the year ended December 31, 2016. SinoSing Power's average tariff for 2017 was RMB544.15 per MWh, representing an increase of 5.86% from the same period last year.
In respect of fuel costs, there was a huge increase in fuel costs. Compared with 2016, the Company's fuel cost per unit of power sold of domestic power plant increased by 32.41% to RMB225.92 per MWh.
Combining the foregoing factors, for the year ended December 31, 2017, the Company recorded an operating revenue of RMB152.459 billion, representing an increase of 33.95% from RMB113.814 billion of last year, and the net profit attributable to equity holders of the Company of RMB1.580 billion, representing a decrease of 81.46% from RMB8.520 billion of last year.
For the year ended December 31, 2017, the net profit attributable to equity holders of the Company from domestic operations was RMB2.057 billion, representing a decrease of RMB6.703 billion from RMB8.760 billion for the same period last year. The decrease was primarily attributable to the huge increase in the coal price, which severely impacted our profitability. The net loss attributable to equity holders of the Company from its operations in Singapore was RMB477 million, representing an increase of RMB237 million compared to the same period last year.
Operating revenue and tax and levies on operations
Operating revenue mainly consists of revenue from electricity sold. For the year ended December 31, 2017, the consolidated operating revenue of the Company and its subsidiaries amounted to RMB152.459 billion, representing an increase of 33.95% from RMB113.814 billion for the year ended December 31, 2016. The operating revenue from domestic operations of the Company increase by RMB37.326 billion over the same period of last year, while the operating revenue generated from newly acquired entities and newly operated generating units was RMB33.956 billion.
In 2017, the operating revenue from the operations of the Company in Singapore increased by RMB1.319 billion over the same period of last year, which was mainly attributed to the proactive competition strategy we employed in the Singapore market and the increase in the tariff.
The following table sets forth the average tariff rate of the Company's power plants, as well as percentage changes from 2016 to 2017.
	Average tariff rate (VAT inclusive) (RMB/MWh)
Power Plant	2017	2016	Change (%)
Heilongjiang Province	374.75	－	－
Xinhua Power Plant	368.12	－	－
Hegang Power Plant	368.09	－	－
Daqing Co-generation	403.09	－	－
Yichun Co-generation	374.75	－	－
Sanjiangkou Wind Power	596.28	－	－
Linjiang Jiangsheng Wind Power	595.34	－	－
Jilin Province
Jiutai Power Plant	385.03	－	－
Changchun Co-generation	381.50	－	－
Nongan Biomass	750.02	－	－

	Average tariff rate (VAT inclusive) (RMB/MWh)
Power Plant	2017	2016	Change (%)
Linjiang Jubao Hydropower	438.53	－	－
Zhenlai Wind Power	566.31	－	－
Siping Wind Power	569.21	－	－
Tongyu Tuanjie Wind Power	535.27	－	－
Liaoning Province
Dalian	367.97	346.76	6.12
Dandong	392.97	352.52	11.47
Yingkou	365.73	344.71	6.10
Yingkou Co-generation	368.11	331.39	11.08
Wafangdian Wind Power	586.87	603.72	(2.79)
Suzihe Hydropower	330.00	332.67	(0.80)
Changtu Wind Power	582.51	626.09	(6.96)
Dandong Photovoltaic	950.00	950.00	0
Yingkon Co-generation Photovoltaic	950.00	950.00	0
Yingkou Xianrendao Co-generation Power	880.00	－	－
Jianchang Bashihan Photovoltaic	880.00	－	－
Chaoyang Heiniuyingzi Photovoltaic	347.25	－	－
Inner Mongolia Autonomous Region
Huade Wind Power	452.91	471.22	(3.89)
Hebei Province
Shang’an	366.23	358.48	2.16
Kangbao Wind Power	660.42	554.60	19.08
Kangbao Photovoltaic	982.50	784.95	25.17
Zhuolu Phase I Dabao Wind Power	519.45	－	－
Gansu Province
Pingliang	246.89	207.63	18.91
Jiuquan Wind Power	437.85	367.54	19.13
Jiuquan II Wind Power	449.50	402.36	11.72
Yumen Wind Power	430.53	390.06	10.38
Yigang Wind Power	554.72	447.65	23.92
Beijing Municipality
Beijing Co-generation (Coal-fired)	689.91	454.99	51.63
Beijing Co-generation (Combined Cycle)	674.07	687.33	(1.93)
Tianjin Municipality
Yangliuqing Co-generation	393.95	370.82	6.24
Lingang Co-generation CCGT	699.14	726.44	(3.76)
Chenxi Photovoltaic	879.99	－	－
Shanxi Province
Yushe	323.54	253.01	27.88
Zuoquan	314.64	252.96	24.38
Dongshan CCGT	678.32	682.40	(0.60)
Yushe Photovoltaic	1370.19	－	－
Shandong Province
Dezhou	401.45	389.78	2.99
Jining	395.54	372.57	6.17
Xindian	397.61	381.58	4.20
Weihai	404.81	382.53	5.82
Rizhao Phase II	391.43	372.08	5.20
Zhanhua Co-generation	437.74	389.33	12.43
Baiyanghe Power Plant	400.42	－	－

	Average tariff rate (VAT inclusive) (RMB/MWh)
Power Plant	2017	2016	Change (%)
Rizhao Power Plant Phase I	458.82	－	－
Jiaxiang Power Plant	388.05	－	－
Jining Co-generation	395.19	－	－
QufuCo-generation	390.16	－	－
Huangtai Power Plant	390.59	－	－
Yantai Power Plant	409.84	－	－
Linyi Power Plant	402.16	－	－
Jining Yunhe Power Plant	403.84	－	－
Liaocheng Co-generation	390.49	－	－
Taian Power Plant	371.67	－	－
Laiwu Power Plant	384.36	－	－
Muping Wind Power	627.56	－	－
Penglai Wind Power	569.97	－	－
Rushan Wind Power	634.98	－	－
Changdao Wind Power	635.20	－	－
Rongcheng Wind Power	622.69	－	－
Dongying Wind Power	623.54	－	－
Boshan Photovoltaic	1,000.00	－	－
Sishui Photovoltaic	1,109.60	－	－
Gaozhuang Photovoltaic	592.44	－	－
Jining Co-generation Photovoltaic	592.44	－	－
Weihai Haibu Photovoltaic	830.00	－	－
Zhanhua Qingfenghu Photovoltaic	1,080.00	－	－
Henan Province
Qinbei	374.82	354.30	5.79
Luoyang Co-generation	364.95	365.91	(0.26)
Luoyang Yangguang	376.26	316.83	18.76
Mianchi Co-generation	349.95	328.10	6.66
Zhumadian Wind Power	610.00	610.00	0
Zhongyuan CCGT	600.00	－	－
Jiangsu Province
Nantong	417.42	407.55	2.42
Nanjing	428.37	400.81	6.88
Taicang I	372.74	349.31	6.71
Taicang II	372.74	349.31	6.71
Huaiyin	487.47	433.30	12.50
Jinling Coal-fired	366.53	348.86	5.07
Jinling Combined-Circle	593.09	708.41	(16.28)
Jinling Combined-Cycle Cogeneration	604.16	617.12	(2.10)
Suzhou Thermal Power	465.86	453.42	2.74
Qidong Wind Power	556.03	553.91	0.38
Rudong Wind Power	609.29	606.24	0.50
Nanjing Thermal Power	469.99	445.21	5.57
Tongshan Wind Power	610.00	610.00	0
Rudong Offshore Wind Power	850.00	－	－
Luhe Wind Power	610.00	－	－
Guanyun Power	433.00	－	－
Suzhou CCGT	612.79	－	－

	Average tariff rate (VAT inclusive) (RMB/MWh)
Power Plant	2017	2016	Change (%)
Shanghai Municipality
Shidongkou I	401.11	395.18	1.50
Shidongkou II	397.96	380.60	4.56
Shanghai CCGT	911.36	382.31	138.38
Shidongkou Power	395.75	899.62	(56.01)
Chongqing Municipality
Luohuang	392.74	376.92	4.20
Liangjiang CCGT	811.53	649.74	24.90
Zhejiang Province
Yuhuan	418.58	403.82	3.66
Changxing	429.18	420.54	2.05
Tongxiang Combined-cycle	912.07	887.70	2.75
Changxing Photovoltaic	1,252.38	1,208.23	3.65
Hongqiao Photovoltaic	1,119.24	980.00	14.21
Huzhou Distributed Photovoltaic	1,009.06	－	－
Hunan Province
Yueyang	456.55	449.87	1.48
Xiangqi Hydropower	376.17	610.00	(38.33)
Subaoding Wind Power	605.55	610.00	(0.73)
Guidong Wind Power	605.55	404.19	49.82
Hubei Province
Enshi Maweigou Hydropower	383.42	380.43	0.79
Jingmen Thermal Power	403.50	378.97	6.47
Yingcheng Thermal Power	405.69	392.73	3.30
Wuhan Power	401.70	376.53	6.68
Dalongtan Hydropower	370.00	376.38	(1.70)
Jieshan Wind Power	676.00	610.00	10.82
Suizhou Zengdufuhe Photovoltaic	880.00	－	－
Jiangxi Province
Jinggangshan	409.42	399.06	2.60
Jianggongling Wind Power	610.00	610.00	0
Ruijin Power	411.81	399.27	3.14
Anyuan Power	415.17	400.98	3.54
Anhui Province
Chaohu Power	371.86	351.24	5.87
Hualiangting Hydropower	376.74	385.60	(2.30)
Huaining Wind Power	610.00	610.00	0
Fujian Province
Fuzhou	375.59	348.95	7.63
Changle Photovoltaic	980.00	－	－
Guangdong Province
Shantou Coal-fired	448.26	464.69	(3.54)
Haimen	425.50	440.21	(3.34)
Haimen Power	428.41	444.53	(3.63)
Shantou Photovoltaic	980.00	980.00	0
Yunnan Province
Diandong Energy	358.12	513.58	(30.27)
Yuwang Energy	329.35	1,394.49	(76.38)
Fuyuan Wind Power	478.37	494.71	(3.30)
Guizhou Province
Panxian Wind Power	599.76	610.00	(1.68)

	Average tariff rate (VAT inclusive) (RMB/MWh)
Power Plant	2017	2016	Change (%)
Hainan Province
Haikou	429.17	420.45	2.07
Dongfang	432.70	420.90	2.80
Nanshan Combined Cycle	1,619.97	672.26	140.97
Gezhen Hydropower	399.53	400.07	(0.13)
Wenchang Wind Power	608.99	609.78	(0.13)
Dongfang Photovoltaic	1,010.00	1,010.00	0
Domestic total	414.01	396.60	4.39
Singapore
SinoSing Power	544.15	514.00	5.87

Note: The tariff of combined-cycle power plants in Shanghai and Zhejiang consists of on-grid settlement price and capacity subsidy income. Changdao Wind Power has been shut down.
Tax and levies on operations mainly consist of surcharges of value added tax. According to relevant administrative regulations, these surcharges include City Construction Tax and Education Surcharges calculated at prescribed percentages on the amounts of the value-added tax paid. For the year ended December 31, 2017, the tax and levies on operations of the Company and its subsidiaries were RMB1.376 billion, representing an increase of RMB198 million from RMB1.178 billion for the same period of last year, of which the tax and levies on operations attributable to newly acquired entities and new generating units accounted for RMB278 million.
Operating expenses
For the year ended December 31, 2017, the total operating expenses of the Company and its subsidiaries was RMB141.900 billion, representing an increase of 50.54% from the same period last year. The operating expenses in domestic operations of the Company increased by RMB46.074 billion, or 53.85%, from the same period last year, of which the newly acquired entities and the new generating units accounted for RMB32.364 billion; the costs attributable to the existing entities increased by RMB13.710 billion, which was primarily attributable to the increased fuel cost for domestic operations in China.
The operating expenses from operations in Singapore operations increased by RMB1.567 billion, or 18.02%, from the same period last year, which was mainly due to increased gas cost attributed to the rise of international oil price.
Fuel costs
Fuel costs account for the majority of the operating expenses for the Company and its subsidiaries. For the year ended December 31, 2017, fuel costs of the Company and its subsidiaries increased by 63.79% to RMB92.737 billion from the RMB56.618 billion for the year ended December 31, 2016. The fuel costs from domestic operations of the Company and its subsidiaries increased by RMB35.387 billion, which was primarily attributable to the increase of the fuel price. The fuel costs of the newly acquired entities and new generating units were RMB17.402 billion and the fuel costs of the existing generating units increased by RMB17.985 billion from same period last year. Fuel costs in Singapore increased by RMB0.732 billion from the same period last year, mainly due to the increase in the gas price. For the year ended December 31, 2017, the average price (excluding tax) of natural fuel coal consumed of the Company and its domestic subsidiaries was RMB548.02 per ton, representing a 45.63% increase from RMB376.30 per ton for the year ended December 31, 2016. The fuel cost per unit of power sold by the Company's domestic power plants increased by 32.41% to RMB225.92/MWh from RMB170.62/MWh in 2016.
Maintenance

For the year ended December 31, 2017, the maintenance expenses of the Company and its subsidiaries amounted to RMB4.348 billion, representing an increase of RMB5 million from RMB4.343 billion for the year ended December 31, 2016. The maintenance expenses of the Company's domestic operations increased by RMB21 million compared to the same period last year. The maintenance expenses of operations in Singapore decreased by RMB16.00 million compared to the same period last year.
Depreciation
For the year ended December 31, 2017, depreciation expenses of the Company and its subsidiaries increased by 36.21% to RMB20.181 billion, compared to RMB14.816 billion for the year ended December 31, 2016; the increase is mainly due to the increase in the power generation by the newly acquired entities and new generating units. The depreciation expenses of domestic operations increased by RMB5,288 million compared to the same period last year, of which the depreciation costs incurred by the newly acquired entities and new generating units was RMB5,509 million. The depreciation expenses of the operations in Singapore increased by RMB77 million compared to the same period last year.
Labor
Labor costs consist of salaries to employees and contributions payable for employees' housing funds, medical insurance, pension and unemployment insurance, as well as training costs. For the year ended December 31, 2017, the labor costs of the Company and its subsidiaries amounted to RMB10.590 billion, representing an increase of RMB2,547 million from RMB8.043 billion for the year ended December 31, 2016. This is mainly attributable to the increase in the power generation by the newly acquired entities and new generating units. Labor costs for Singapore operations increased by RMB14 million compared to the same period last year.
Other operating expenses (including electricity power purchase costs and service fees paid to HIPDC)
Other operating expenses include environmental protection expenses, land fee, insurance premiums, office expenses, amortization, Tuas Power's electricity power purchase costs, impairment losses, government subsidies and net losses on disposal of properties, plant and equipment. For the year ended December 31, 2017, other operating expenses (including electricity power purchase costs and service fees paid to HIPDC) of the Company and its subsidiaries was RMB14.044 billion, representing an increase of RMB3.605 billion from RMB10.439 billion for the year ended December 31, 2016. The other operating expenses from the Company's domestic operations increased by RMB2.845 billion, mainly due to the increase in the power generation by the newly acquired entities and new generating units.
Other operating expenses of the operations in Singapore increased by RMB760 million compared to the same period last year.
Financial expenses
Financial expenses consist of interest expense, bank charges and net exchange differences.
Interest expenses
For the year ended December 31, 2017, the interest expenses of the Company and its subsidiaries were RMB9.749 billion, representing an increase of 42.99% from RMB6.818 billion for the year ended December 31, 2016. The interest expenses from the Company's domestic operations increased by RMB2.961 billion. The interest expenses from the newly acquired entities and new generating units were RMB2,510 million and those incurred by the existing entities in China increased by RMB0.451 billion, which is largely attributable to increased interest rate and debt scale. The interest expenses of Singapore operations decreased by RMB30 million compared to the same period last year.
Net exchange differences and bank charges

For the year ended December 31, 2017, the Company and its subsidiaries recorded a net gain of RMB144 million in net exchange losses and bank charges, representing a net gain increase of RMB394 million compared with the net loss of RMB250 million for the year ended December 31, 2016, mainly due to the strengthened exchange rate of RMB against U.S. dollar.
The operations in Singapore recorded net loss of RMB17 million from net exchange difference and bank charges, representing a decrease of RMB67 million from the net gains of RMB50 million for the year ended December 31, 2016, mainly due to settlement of effective hedging instruments for cash flow hedge.
Share of profits less losses of associates and joint ventures
For the year ended December 31, 2017, the share of profits less losses of associates and joint ventures was RMB0.425 billion, representing a decrease of RMB874 million from RMB1.299 billion from last year, mainly due to a decreased profit of associates and joint ventures.
Income tax expenses
For the year ended December 31, 2017, the Company and its subsidiaries recognized income tax expense of RMB1.218 billion, representing a decrease of RMB2.247 billion from RMB3.465 billion for the year ended December 31, 2016. The income tax expenses for the domestic operations decreased by RMB2.192 billion primarily attributable to the increase of the coal price in 2017 drove down our profitability and decreased our income tax.
The income tax expenses of the operations in Singapore decrease by RMB55 million.
Net profit, net profit attributable to the equity holders of the Company and non-controlling interests
For the year ended December 31, 2017, the Company and its subsidiaries achieved a net profit of RMB1.584 billion, representing a decrease of RMB8.764 billion, or 84.69% from RMB10.348 billion for the year ended December 31, 2016; the net profit attributable to equity holders of the Company was RMB1.580 billion, representing a decrease of RMB6.940 billion from RMB8.520 billion for the year ended December 31, 2016.
The net profit attributable to equity holders of the Company from its domestic operations decreased by RMB6.703 billion, mainly contributable to the huge increase in the coal price drove down our profitability. The net loss attributable to equity holders of the Company from its operations in Singapore was RMB477 million, representing an increase of RMB237 million from the same period last year. This was mainly due to the continued oversupply in the Singapore’s power market and lower than expected profit margin of power contracts, which led to a drop in the profitability of the Company’s overseas power generation business.
The Company's recorded net profit attributable to non-controlling interests decreased to RMB4 million for the year ended December 31, 2017 from RMB1,828 million for the year ended December 31, 2016, mainly attributable to the huge increase of the coal price from same period last year, which significantly reduced the profitability of the Company owned coal-fired power subsidiaries.
Year ended December 31, 2016 compared with year ended December 31, 2015
	For the Year Ended December 31,
	2016	2015	Increased/ (Decreased)
	RMB'000	RMB'000%
Operating revenue	113,814,236	128,904,873	(11.71)
Tax and levies on operations	(1,177,818)	(1,157,760)	1.73
Operating expenses
Fuel	(56,617,542)	(59,242,367)	(4.43)
Maintenance	(4,343,349)	(4,556,361)	(4.68)

	For the Year Ended December 31,
	2016	2015	Increased/ (Decreased)
	RMB'000	RMB'000%
Depreciation	(14,815,620)	(14,411,632)	2.80
Labor	(8,043,406)	(7,751,551)	3.77
Service fees on transmission and transformer facilities of HIPDC	(138,038)	(140,771)	(1.94)
Purchase of electricity	(3,066,415)	(3,581,517)	(14.38)
Others	(7,234,308)	(8,919,988)	(18.90)
Total operating expenses	(94,258,678)	(98,604,187)	(4.41)

Profit from operations	18,377,740	29,142,926	(36.94)
Interest income	147,063	160,723	(8.50)
Financial expenses, net
Interest expense	(6,817,526)	(7,945,734)	(14.20)
Exchange (loss)/gain and bank charges , net	(250,076)	(24,336	927.60
Total financial expenses, net	(7,067,602)	(7,970,070)	(11.32)
Share of profits less losses of associates and joint ventures	1,298,889	1,525,975	(14.88)
Loss on fair value changes of financial assets / liabilities	(12,986)	(16,742)	(22.43)
Other investment income	1,070,034	115,238	828.54
Profit before income tax expense	13,813,138	22,958,050	(39.83)
Income tax expense	(3,465,151)	(5,698,943)	(39.20)
Net Profit	10,347,987	17,259,107	(40.04)
Attributable to:
-Equity holders of the Company	8,520,427	13,651,933	(37.59)
-Non-controlling interests	1,827,560	3,607,174	(49.34)
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
The annual average utilization hours of the Company's domestic power plants reached 3,921 hours. The utilization hours of coal-fired power generating unit was 4,107 hours. In most of the areas where the Company's coal-fired power plants are located, the utilization hours of the Company was in a leading position.
The power generation of the Company's domestic power plants for the year ended December 31, 2016 is listed below (in billion kWh):
Domestic Power Plant	Power generation in 2016	Power generation in 2015	Change (%)
Liaoning Province
Dalian	5.656	5.921	(4.47)
Dandong	2.920	3.050	(4.26)
Yingkou	7.872	7.875	(0.04)
Yingkou Co-generation	3.028	3.085	(1.84)
Wafangdian Wind Power	0.098	0.094	4.37
Suzihe Hydropower	0.034	0.051	(32.36)

Domestic Power Plant	Power generation in 2016	Power generation in 2015	Change (%)
Changtu Wind Power	0.199	0.196	1.45
Dandong Photovoltaic	0.009	－	－
Yingkou Co-generation Photovoltaic	0.0071	－	－
Inner Mongolia Autonomous Region
Huade Wind Power	0.218	0.193	12.82
Hebei Province
Shang’an	12.931	12.519	3.29
Kangbao Wind Power	0.116	0.097	19.68
Kangbao Photovoltaic	0.016	－	－
Gansu Province
Pingliang	8.443	6.020	40.24
Jiuquan Wind Power	0.410	0.438	(6.32)
Jiuquan II Wind Power	0.443	0.444	(0.24)
Yumen Wind Power	0.169	0.150	12.61
Yigang Wind Power	0.251	0.001	19,611.99
Beijing Municpality
Beijing Co-generation	3.406	3.924	(13.19)
Beijing Co-generation CCGT	4.136	4.159	(0.54)
Tianjin Municipality
Yangliuqing Co-generation	5.280	5.427	(2.71)
Lingang Co-generation CCGT	1.973	1.966	0.35
Shanxi Province
Yushe	2.642	2.750	(3.92)
Zuoquan	5.519	5.625	(1.89)
Dongshan CCGT	2.546	1.139	123.53
Shandong Province
Dezhou	13.749	14.388	(4.44)
Jining	4.733	4.893	(3.27)
Xindian	3.214	3.158	1.77
Weihai	10.179	10.894	(6.56)
Rizhao Phase II	7.877	7.499	5.04
Zhanhua Co-generation	1.602	1.503	6.59
Henan Province
Qinbei	17.429	18.710	(6.85)
Luoyang Co-generation	2.841	1.485	91.3
Luoyang Yangguang	0.742	－	－
Mianchi Co-generation	0.422	－	－
Zhumadian Wind Power	0.019	－	－
Jiangsu Province
Nantong	6.129	6.167	(0.62)
Nanjing	3.001	2.736	9.68
Taicang	10.507	10.081	4.22
Huaiyin	5.570	5.813	(4.17)
Jinling CCGT	1.717	2.581	(33.49)
Jinling Coal-fired	12.766	11.728	8.85
Jinling Co-generation	1.801	1.711	5.26
Rudong Wind Power	0.101	0.095	6.23
Qidong Wind Power	0.394	0.340	15.80
Suzhou Thermal Power	0.784	0.789	(0.67)
Nanjing Thermal Power	0.168	－	－
Rudong Offshore Wind Power	0.002	－	－
Luhe Wind Power	0.001	－	－

Domestic Power Plant	Power generation in 2016	Power generation in 2015	Change (%)
Tongshan Wind Power	0.082	－	－
Shanghai Municipality
Shidongkou I	4.971	5.060	(1.76)
Shidongkou II	5.385	5.252	2.53
Shidongkou Power	6.133	6.039	1.56
Shanghai CCGT	1.649	1.775	(7.11)
Chongqing Municipality
Luohuang	8.154	9.767	(16.51)
Liangjiang CCGT	1.862	0.938	98.50
Zhejiang Province
Yuhuan	18.469	18.957	(2.57)
Changxing	5.702	5.438	4.85
Tongxiang CCGT	0.518	0.270	91.87
Changxing Photovoltaic	0.009	0.008	13.87
Hongqiao Photovoltaic	0.012	－	－
Hunan Province
Yueyang	7.444	7.859	(5.28)
Xiangqi Hydropower	0.334	0.363	(7.94)
Subaoding Wind Power	0.328	0.318	3.03
Guidong Wind Power	0.209	0.069	203.56
Hubei Province
Enshi Maweigou Hydropower	0.178	0.063	182.12
Jingmen Thermal Power	2.335	1.930	20.99
Yingcheng Thermal Power	1.418	1.062	33.50
Wuhan Power Plant	9.850	10.027	(1.77)
Dalongtan Hydropower	0.116	0.086	35.18
Jieshan Wind Power	0.188	0.054	248.65
Jiangxi Province
Jinggangshan	8.095	8.993	(9.98)
Jianggongling Wind Power	0.107	0.090	19.14
Ruijin Power	3.060	3.289	(6.95)
Anyuan Power	6.179	3.015	104.93
Anhui Province
Chaohu Power Plant	5.617	5.847	(3.94)
Hualiangting Hydropower	0.140	0.129	8.66
Huaining Wind Power	0.089	－	－
Fujian Province
Fuzhou	7.677	10.892	(29.52)
Guangdong Province
Shantou	4.476	4.550	(1.62)
Haimen	5.326	7.631	(30.20)
Haimen Power	7.643	8.770	(12.86)
Shantou Photovoltaic	0.007	－	－
Yunnan Province
Diandong Energy	3.317	3.994	(16.96)
Yuwang Energy	0.268	1.585	(83.12)
Fuyuan Wind Power	0.299	0.147	103.21
Guizhou Province
Panxian Wind Power	0.045	0.0003	16515.56
Hainan Province
Haikou Power Plant	4.842	7.047	(31.30)
Dongfang Power Plant	6.687	9.081	(26.37)

Domestic Power Plant	Power generation in 2016	Power generation in 2015	Change (%)
Nanshan Power Plant	0.127	0.248	(48.64)
Gezhen Hydropower	0.164	0.093	75.99
Wenchang Wind Power	0.101	0.099	1.93
Dongfang Photovoltaic	0.008	－	－
Total	3,136.90	320.529	(2.13)

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
Combining the foregoing factors, for the year ended December 31, 2016, the Company recorded an operating revenue of RMB113.814 billion, representing a decrease of 11.71% from RMB128.905 billion of last year, and the net profit attributable to equity holders of the Company of RMB8.520 billion, representing a decrease of 37.59% from RMB13.652 billion of last year.
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
The following table sets forth the average tariff rate of the Company's power plants, as well as percentage changes from 2015 to 2016.

	Average tariff rate (VAT inclusive) (RMB/MWh)
Power Plant	2016	2015	Change (%)
Liaoning Province
Dalian	346.76	375.55	(7.67)
Dandong	352.52	371.45	(5.10)
Yingkou	344.71	378.32	(8.88)
Yingkou Co-generation	331.39	365.04	(9.22)
Wafangdian Wind Power	603.72	598.12	0.94
Suzihe Hydropower	332.67	329.96	0.82
Changtu Wind Power	626.09	590.93	5.95
Dandong Photovoltaic	950.00	—	—
Yingkon Co-generation Photovoltaic	950.00	—	—
Inner Mongolia Autonomous Region
Huade Wind Power	471.22	520.00	(9.38)
Hebei Province
Shang’an	358.48	401.79	(10.78)
Kangbao Wind Power	554.60	538.14	3.06
Kangbao Photovoltaic	784.95	—	—
Gansu Province
Pingliang	207.63	259.51	(19.99)
Jiuquan Wind Power	367.54	473.12	(22.32)
Jiuquan II Wind Power	402.36	497.75	(19.16)
Yumen Wind Power	390.06	472.01	(17.36)
Yigang Wind Power	447.65	—	—
Beijing Municipality
Beijing Co-generation (Coal-fired)	454.99	480.70	(5.35)
Beijing Co-generation (Combined Cycle)	687.33	959.91	(28.40)
Tianjin Municipality
Yangliuqing Co-generation	370.82	416.54	(10.980)
Lingang Co-generation CCGT	726.44	817.57	(11.15)
Shanxi Province
Yushe	253.01	334.87	(24.45)
Zuoquan	252.96	333.25	(24.09)
Dongshan CCGT	682.40	703.80	(3.04)
Shandong Province
Dezhou	389.78	445.44	(12.50)
Jining	372.57	429.20	(13.19)
Xindian	381.58	432.30	(11.73)
Weihai	382.53	440.45	(13.15)
Rizhao Phase II	372.08	422.33	(11.90)
Zhanhua Co-generation	389.33	424.66	(8.32)
Henan Province
Qinbei	354.30	401.65	(11.79)
Luoyang Co-generation	365.91	384.33	(4.79)
Luoyang Yangguang	316.83	365.10	(13.22)
Mianchi Co-generation	328.10	—	—
Zhumadian Wind Power	610.00	—	—
Jiangsu Province
Nantong	407.55	430.98	(5.44)
Nanjing	400.81	453.08	(11.540)
Taicang I	349.31	387.68	(9.90)
Taicang II	349.31	387.68	(9.90)
Huaiyin	433.30	450.81	3.88
Jinling Coal-fired	348.86	385.24	(9.44)
Jinling Combined-Circle	708.41	712.13	(0.52)
Jinling Combined-Cycle Cogeneration	617.12	760.99	(18.91)

	Average tariff rate (VAT inclusive) (RMB/MWh)
Power Plant	2016	2015	Change (%)
Suzhou Thermal Power	453.42	489.38	(7.35)
Qidong Wind Power	553.91	556.76	(0.51)
Rudong Wind Power	606.24	610.00	(0.62)
Nanjing Thermal Power	445.21	—	—
Tongshan Wind Power	610.00	—	—
Shanghai Municipality
Shidongkou I	395.18	435.48	(9.25)
Shidongkou II	380.60	410.35	(7.25)
Shanghai CCGT	382.31	937.13	(59.20)
Shidongkou Power	899.62	427.42	110.48
Chongqing Municipality
Luohuang	376.92	427.84	(11.90)
Liangjiang CCGT	649.74	872.20	(25.51)
Zhejiang Province
Yuhuan	403.82	452.99	(10.85)
Changxing	420.54	487.93	(13.81)
Tongxiang Combined-cycle	887.70	1,278.17	(0.55)
Changxing Photovoltaic	1,208.23	1,125.67	7.33
Hongqiao Photovoltaic	980.00	—	—
Hunan Province
Yueyang	449.87	480.55	(6.38)
Xiangqi Hydropower	610.00	410.00	48.78
Subaoding Wind Power	610.00	611.72	(0.28)
Guidong Wind Power	404.19	610.00	(33.74)
Hubei Province
Enshi Maweigou Hydropower	380.43	379.26	0.31
Jingmen Thermal Power	378.97	444.09	(14.66)
Yingcheng Thermal Power	392.73	477.26	(17.71)
Wuhan Power	376.53	435.47	(13.53)
Dalongtan Hydropower	376.38	374.80	0.42
Jieshan Wind Power	610.00	610.00	—
Jiangxi Province
Jinggangshan	399.06	443.73	(10.0)
Jianggongling Wind Power	610.00	610.00	—
Ruijin Power	399.27	441.24	(9.51)
Anyuan Power	400.98	424.63	(5.57)
Anhui Province
Chaohu Power	351.24	409.79	(14.29)
Hualiangting Hydropower	385.60	392.89	(1.86)
Huaining Wind Power	610.00	—	—
Fujian Province
Fuzhou	348.95	392.29	(11.05)
Guangdong Province
Shantou Coal-fired	464.69	498.01	(6.69)
Haimen	440.21	483.38	(8.93)
Haimen Power	444.53	485.46	(8.43)
Shantou Photovoltaic	980.00	—	—
Yunnan Province
Diandong Energy	513.58	435.58	17.91
Yuwang Energy	1,394.49	545.42	155.67
Fuyuan Wind Power	494.71	600.61	(17.63)

	Average tariff rate (VAT inclusive) (RMB/MWh)
Power Plant	2016	2015	Change (%)
Guizhou Province
Panxian Wind Power	610.00	—	—
Hainan Province
Haikou	420.45	457.71	(8.14)
Dongfang	420.90	460.53	(8.61)
Nanshan Combined Cycle	672.26	629.32	6.82
Gezhen Hydropower	400.07	399.78	0.07
Wenchang Wind Power	609.78	571.95	6.61
Dongfang Photovoltaic	1,010.00	—	—
Domestic total	396.60	443.26	(10.53)
Singapore
SinoSing Power	514.00	625.88	(17.88)

Note: The tariff of combined-cycle power plants in Shanghai and Tongxiang consists of on-grid settlement price and capacity subsidy income.
Tax and levies on operations mainly consist of surcharges of value added tax. According to relevant administrative regulations, these surcharges include City Construction Tax and Education Surcharges calculated at prescribed percentages on the amounts of the value-added tax paid. For the year ended December 31, 2016, the tax and levies on operations of the Company and its subsidiaries were RMB1.178 billion, representing an increase of RMB20 million from RMB1.158 billion for the same period of last year, of which the tax and levies on operations attributable to newly acquired entities and new generating units accounted for RMB14 million.
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
Share of profits less losses of associates and joint ventures
For the year ended December 31, 2016, the share of profits less losses of associates and joint ventures was RMB1.299 billion, representing a decrease of RMB227 million from RMB1.526 billion from last year, mainly due to a decreased profit of associates and joint ventures.
Income tax expenses
For the year ended December 31, 2016, the Company and its subsidiaries recognized income tax expense of RMB3.465 billion, representing a decrease of RMB2.234 billion from RMB5.699 billion for the year ended December 31, 2015. The income tax expenses for the domestic operations decreased by RMB2.445 billion primarily attributable to the decrease in pre-tax profit.
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
The Company's recorded net profit attributable to non-controlling interests decreased to RMB1.828 billion for the year ended December 31, 2016 from RMB3.607 billion for the year ended December 31, 2015, mainly attributable to a reduced profit of the Company's non-wholly owned subsidiaries.
C.	Financial position
Comparison of assets items
As of December 31, 2017, consolidated total assets of the Company and its subsidiaries were RMB396.590 billion, representing an increase of 25.97% from RMB314.840 billion as of December 31, 2016; total assets of the domestic operations increased by RMB82.072 billion to RMB368.629 billion, including a net increase of RMB70.544 billion in non-current assets, which is mainly attributable to the newly acquired entities and the capital expenditure on construction projects.

As of December 31, 2017, total assets of the operations in Singapore were RMB27.961 billion, representing a decrease of RMB322 million from the same period last year. Non-current assets decreased by RMB365 million to RMB23.809 billion, primarily attributable to the depreciation of property, plant and equipment.
Comparison of liability items
As of December 31, 2017, consolidated total liabilities of the Company and its subsidiaries were RMB288.975 billion, representing an increase of 35.89% from RMB212.653 billion as of December 31, 2016.
As of December 31, 2017, interest-bearing debts of the Company and its subsidiaries totaled RMB238.039 billion. The interest-bearing debts consist of long-term loans (including those maturing within a year), bonds payable (including those maturing within a year), short-term borrowings, short-term bonds payable and financial leases payable (including those maturing within a year). The interest-bearing debts denominated in foreign currencies amounted to RMB2.660 billion.
As of December 31, 2017, the total liabilities of the operations in Singapore were RMB15.098 billion, representing a decrease of 0.70% from RMB15.205 billion as of December 31, 2016.
Comparison of equity items
Excluding the impact of profit and profit appropriations, total equity attributable to the equity holders of the Company increased as of December 31, 2017, including an increase impact arising from the issuances of unsecured perpetual corporate bonds at face value of RMB5 billion in 25 September 2017, a decrease of post-tax impact of RMB854 million arising from disposal of available-for-sale financial assets and fair value changes of available-for-sale financial assets held by the Company and its subsidiaries, an increase of post-tax impact of RMB0.121 billion arising from changes in other comprehensive income of the Company’s investees accounted for under equity method, an increase of post-tax impact of RMB0.063 billion arising from fair value changes of cash flow hedge instruments, an increase of RMB113 million from translation difference of the financial statements of foreign operations. Non-controlling interests as of December 31, 2017 increased by RMB3.789 billion, due to the non-controlling interests came from newly acquired subsidiaries.
Major financial position ratios
	2017	2016
Current ratio	0.31	0.28
Quick ratio	0.26	0.23
Ratio of liability to shareholders' equity	3.30	2.47
Multiples of interest earned	1.23	2.84

Formula of the financial ratios:
Current ratio = balance of current assets as of the year end / balance of current liabilities as of the year end
Quick ratio = (balance of current assets as of the year end – net inventories as of the year end) / balance of current liabilities as of the year end
Ratio of liabilities to shareholders' equity = balance of liabilities as of the year end / balance of shareholders' equity (excluding non-controlling interests) as of the year end
Multiples of interest earned = (profit before tax + interest expense) / interest expenditure (inclusive of capitalized interest)
The current ratio increased as of December 31, 2017 compared to that of December 31, 2016 mainly due to an increase in current assets especially inventories and other current assets. The ratio of liabilities to equity holders’ equity as of December 31, 2017 increased compared to that of December 31, 2016 mainly due to the increase in loans at the year end. The multiples of interest earned decreased mainly due to reduced pre-tax profit for the year ended December 31, 2017.

D.	Liquidity and cash resources
The primary sources of funding for the Company and its subsidiaries have been cash provided by internal funds from operating activities, short-term and long-term loans and proceeds from issuances of bonds, and the primary use of funds have been for working capital, capital expenditure and repayments of short-term and long-term borrowings.
Cash flows from operating activities

	For the Year Ended December 31,
	2017	2016	2015
	RMB'000	RMB'000	RMB'000
Cash flows from operating activities
Profit before income tax expense	2,801,733	13,813,138	22,958,050
Non-cash items adjustments	28,980,725	21,255,080	24,484,383
Changes in working capital	(718,218)	1,050,309	1,013,467
Interest received	136,134	84,806	102,813
Income tax expense paid	(2,003,011)	(4,692,509)	(6,196,005)
Net cash provided by operating activities	29,197,363	31,510,824	42,362,708
For the year ended December 31, 2017, net cash provided by operating activities of the Company and its subsidiaries was RMB29.198 billion, representing a decrease of 7.34% from last year, mainly attributable to the comprehensive effect of increased cash outflow for increased fuel price and increased cash inflow for raised power generation and tariff.
For the year ended December 31, 2016, net cash provided by operating activities of the Company and its subsidiaries was RMB31.511 billion, representing a decrease of 25.62% from last year, mainly attributable to reduced operating revenue as a result of a decrease of power generation and tariff. Net cash provided by operating activities in Singapore was RMB772 million.
For the year ended December 31, 2015, net cash provided by operating activities of the Company and its subsidiaries was RMB 42.363 billion, of which RMB 0.871 billion was provided by the operating activities in Singapore.

Cash flows used in investing activities

	For the Year Ended December 31,
	2017	2016	2015
	RMB'000	RMB'000	RMB'000
Cash flows used in investing activities
Payment for the purchase of property, plant and equipment	(25,798,009)	(20,144,903)	(24,191,285)
Proceeds from disposals of property, plant and equipment	286,609	144,346	109,013
Prepayments of land use rights	(213,928)	(89,430)	(136,045)
Payment for the purchase of other non-current assets	(33,498)	(50,653)	(6,981)
Cash dividend received	1,419,380	1,057,642	937,189
Payment for investment in associates and joint ventures	(301,916)	(276,118)	(889,780)
Cash paid for acquiring available-for-sale financial assets	(5,600)	-	-
Cash consideration paid for acquisitions of subsidiaries, net of cash acquired	(10,817,107)	157,421	(8,887,882)
Cash received from disposal of available-for-sale financial assets	2,186,758	1,474,301	-
Cash received from disposal of a subsidiary	530,437	-	-
Others	998,049	77,748	50,759
Net cash used in investing activities	(31,748,825)	(17,649,646)	(33,015,012)

Net cash used in investing activities was RMB31.749 billion for the end of December 31, 2017, representing an increase of 79.88% from last year, mainly due to consideration paid for newly acquired entities in 2017.
Net cash used in investing activities was RMB17.650 billion for the end of December 31, 2016, representing a decrease of 46.54% from last year, mainly due to consideration paid for newly acquired entities in 2015.
Net Cash used in investing activities was RMB 33.015 billion for the year ended December 31, 2015, mainly attributable to the consideration paid for the Newly Acquired Entities from business combination under common control.
Cash flows from financing activities

	For the Year Ended December 31,
	2017	2016	2015
	RMB'000	RMB'000	RMB'000
Cash flows from financing activities
Issuance of short-term bonds	30,988,679	32,982,340	18,980,000
Repayments of short-term bonds	(47,000,000)	(25,000,000)	(18,000,000)
Proceeds from short-term loans	107,564,128	85,689,874	67,298,044
Repayments of short-term loans	(96,378,054)	(77,904,489)	(62,600,955)
Proceeds from long-term loans	32,706,327	15,978,023	9,943,689
Repayments of long-term loans	(17,390,982)	(20,702,421)	(12,799,719)
Issuance of long-term bonds	7,800,000	4,200,000	-
Repayment of long-term bonds	(3,300,000)	(11,500,000)	(5,000,000)
Interest paid	(10,080,102)	(7,344,781)	(8,677,316)
Net proceeds from the issuance of new H Shares	-	-	4,684,314
Net proceeds from the issuance of perpetual corporate bonds	4,999,950	-	-
Net capital injection from non-controlling interests of the subsidiaries	838,084	285,620	623,107
Dividends paid to shareholders of the Company	(4,352,973)	(7,206,220)	(5,535,655)
Dividends paid to non-controlling interests of the subsidiaries	(2,184,145)	(2,695,378)	(2,954,194)
Proceeds from sales leaseback classified as finance lease	-	-	100,000
Government grants	590,629	233,276	322,011
Payment for finance leasing	(695,019)	(571,485)	-
Others	(93,342)	(46,209)	(523,985)
Net cash used in financing activities	4,013,180	(13,601,850)	(14,140,659)
Net cash generated from financing activities was RMB4.013 billion, representing an increase of RMB17.615 billion to the net cash outflow, which was RMB13.602 billion, from the same period last year. This was mainly due to the increase of loans and bonds issued by the Company and its subsidiaries in this year as compared to the same period last year.
Net cash used in financing activities was RMB13.602 billion, representing a decrease of 3.81% from last year.
Net cash outflow used in financing activities in 2015 amounted to RMB14.141 billion, which was largely attributable to repayment of short-term and long-term borrowings.

Cash and cash equivalents

	For the Year Ended December 31,
	2017	2016	2015
	RMB'000	RMB'000	RMB'000
Effect of exchange rate	10,171	72,923	32,846
Net increase / (decrease) in cash and cash equivalents	1,471,889	332,251	(4,760,117)
Cash and cash equivalents, beginning of the year	7,810,501	7,478,250	12,238,367
Cash and cash equivalents as of the end of the year	9,282,390	7,810,501	7,478,250
As of December 31, 2017, the cash and cash equivalents of the Company and its subsidiaries denominated in Renminbi, Singapore dollar and U.S. dollar were RMB8.130 billion, RMB836 million and RMB316 million, respectively.
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
Capital expenditure and cash resources
Capital expenditures for infrastructure construction and renovation projects
The capital expenditures for the year ended December 31, 2017 were RMB26.045 billion, mainly for construction and renovation of projects, including RMB1.804 billion for Luoyuan Power project, RMB1.526 billion for Rudong Baxianjiao Offshore Wind Power project, RMB1.250 billion for Beijing Co-generation project, RMB775 million for Yantai Bajiao Co-generation project, RMB513 million for Zhanhua PV project, RMB492 million for Guanyun Co-generation, RMB489 million for Zhanhua New Energy project, RMB485 million for Mianchi Co-generation project, RMB453 million for Fuyuan Wind Power project, RMB422 million for Huaining Wind Power project, RMB420 million for Weishan New Energy project, RMB385 million for Luohuang Power project, RMB382 million for Fengjie Wind Power project, RMB381 million for Jiangxi Renewable Energy project, RMB361 million for Zhongxiang Wind Power project, RMB359 million for Jianchang PV project, RMB344 million for Dongguan Combined Cycle project, RMB343 million for Jiuquan Wind Power II project, RMB335 million for Yingkou Xianrendao Co-generation project, RMB309 million for Dalian Co-generation project, RMB297 million for Yushe PV project, RMB279 million for Laiwu Power project, RMB266 million for Taicang Power project, RMB255 million for Yingkou Power Plant project, RMB254 million for Qinbei Power Plant project, RMB254 million for Shantou Haimen project, RMB244 million for Yueyang Power Plant project, RMB230 million for Suzhou Combined Cycle project, RMB228 million for Luoyuan Port, RMB225 million for Dalian Power Plant project, RMB224 million for Dezhou Power Plant project, RMB204 million for Changxing Power Plant project, RMB200 million for Shidongkou Plant I project, RMB200 million for Weihai Power Plant, RMB196 million for Tongshan Wind Power Project, RMB195 million for Wuhan Power Plant project, RMB189 million for Panxian Wind Power project, RMB177 million for Yingcheng Co-generation project and RMB172 million for Chengmai PV project. The capital expenditures of the Company’s operations in Singapore were RMB181 million. The expenditures on other projects were RMB9.747 billion.
The above capital expenditures are sourced mainly from internal capital, cash flows provided by operating activities, and debt and equity financing.
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
The cash requirements, usage plans and cash resources of the Company for the next year are as following:
Capital Expenditure Project	Capital expenditure Plan for 2018 (RMB100 million)	Cash resources arrangements	Financing costs and note on use
Thermal power projects	55.07	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of the PBOC
Hydropower projects	0.25	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of the PBOC
Wind power projects	88.70	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of the PBOC
Coal mining projects	6.28	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of the PBOC
Photovoltaic power projects	10.15	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of the PBOC
Port	1.50	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of the PBOC
Technology renovation	33.15	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of the PBOC
Cash resources and anticipated financing costs
The Company expects to finance its capital expenditure and acquisition costs primarily with internal capital, cash flow provided by operating activities, and debt and equity financing.
Good operating results and sound credit status provide the Company with strong financing capabilities. As of December 31, 2017, the undrawn banking facilities available to the Company and its subsidiaries amounted to approximately RMB241.9 billion, which are granted by Bank of China, China Construction Bank and Industrial and Commercial Bank of China, etc.
The Company completed issuances of unsecured super short-term bonds in ten installments on January 13, February 17, March 16, April 14, June 27, August 17, October 18, November 15, November 22 and December 1, 2017, at a principal amount of RMB4 billion, RMB3 billion, RMB3 billion, RMB4 billion, RMB2 billion, RMB4 billion, RMB4 billion, RMB2 billion, RMB1 billion and RMB4 billion with nominal annual interest rates of 3.40%, 3.67%, 3.60% , 3.60%, 4.19%, 3.96%, 4.10%, 4.19%, 4.17% and 4.17%, respectively. Each installment of the notes was denominated in RMB, issued at par value, and would successively mature in 270 days, 270 days, 180 days, 90 days, 150 days, 60 days, 180 days, 180 days, 180 days, and  90 days, respectively, from the value date.
The Company completed issuances of unsecured mid-term notes on July 12, 2017, at a principal amount of RMB5 billion with a nominal annual interest rate of 4.69%. The notes were denominated in RMB, issued at par value, and would mature in five years from the value date.

The Company completed issuances of unsecured non-public debt financing instruments on July 18, 2017 at a principal amount of RMB500 million with a nominal annual interest rates of 4.75%. The instruments were denominated in RMB, issued at par value, and would mature in three years from the value date.
The Company completed issuances of unsecured perpetual corporate bonds in two installments on 25 September 2017, each at a principal amount of RMB2.5 billion, with nominal initial distribution rates of 5.05% and 5.17%. The perpetual corporate bonds have no fixed maturing date and are callable at the Company’s discretion in whole. The payment of the principal may be deferred for each renewal period as 3 and 5 years.
The Company completed issuance of unsecured corporate bond on November 6, 2017, at a principal of RMB2.3 billion, with a nominal annual interest rate of 4.99%. The bond was denominated in RMB, issued at par value, and would mature in three years from the value date.
As of December 31, 2017, short-term loans of the Company and its subsidiaries totaled RMB80.251 billion (2016: RMB57.669 billion). Loans from banks were charged at interest rates ranging from 3.74% to 5.50% per annum (2016: 2.77% to 4.35% ).
As of December 31, 2017, short-term bonds payable by the Company and its subsidiaries were RMB11.068 billion (2016: RMB27.311 billion).
As of December 31, 2017, long-term loans (including those maturing within a year) of the Company and its subsidiaries totaled RMB125.129 billion (2016: RMB74.551 billion), including RMB denominated borrowings of RMB110.073 billion (2016: RMB58.876 billion), U.S. dollar denominated loans of approximately US$ 348 million (2016: US$410 million), Euro denominated loans of approximately € 30million (2016: €39 million), Singapore dollar denominated loans of S$2.539 billion (2016: S$2.581 billion), and Japanese yen denominated loans of ¥2.593 billion (2016: ¥2.703 billion). Among them, all loans denominated in US dollar and Singapore dollar were floating rate, and loans denominated in all other foreign currencies were fixed rate. As of December 31, 2017, long-term bank loans of the Company and its subsidiaries had interest rates ranging from 0.75% to 6.03% per annum (2016: 0.75% to 5.65%).
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
Other financing requirements
The objective of the Company is to bring steadily growing returns to equity holders in the long run. In line with this objective, the Company follows a proactive, stable and balanced dividend policy. In accordance with the profit appropriation plan of the board of directors of the Company (subject to the approval at annual general meeting) for 2017, the Company expects to pay a cash dividend of RMB1.520 billion.
Maturity profile of loans and bonds
The following table sets forth the maturity profile of the Company's borrowings as of December 31, 2017.

Maturity Profile (RMB billion)	2018	2019	2020	2021	2022

Principal amount planned for repayment	113.349	24.729	22.706	19.683	17.656
Interest amount planned for repayment	7.883	4.964	3.900	2.964	2.234
Total	121.232	29.693	26.606	22.647	19.890
E.	Trend information
The major trend of the electricity power market
In the electricity market, with consistently favorable economic growth in China, the demand for electricity in 2018 is expected to maintain rapid growth continually. It is predicted by China Electricity Council that in 2018, total electricity consumption nationwide will grow by 5.5%, with a newly installed generation capacity of approximately 120 million kW, of which thermal generation units will represent a reduced percentage from last year. In 2018, annual power generation utilization hours nationwide are expected to be 3,710 hours, and utilization hours of thermal generating units are estimated to be 4,210 hours, generally the same with 2017. Curtailment of hydro, wind and solar generated power is expected to be gradually addressed. The State Electricity Reform will progress steadily, power generation market is in the process of steady and planned liberalization, and medium-to-long term market transactions, cross-provincial and cross-regional transactions, spot transactions of clean energy are further expanded. The five-year winter clean heating initiative in northern China promoted by the government will have considerable power substitution effect.
The trend of the fuel supply
In the fuel market, China will continue implementing policies to phase out obsolete production capacities and release advanced production capacities. It will speed up construction of the northern coal transportation corridors, coordinate efforts on capacity reduction and supply protection, and maintain coal supply and demand balance and price stability. The government will also strive to restore coal price to reasonable range with multiple efforts including accelerated increase of advanced coal production capacities, enhanced enforcement of medium-to-long coal contracts, execution of mutual guaranty agreement among coal producers, transporters and users, and setting up the regulatory system to control minimum and maximum coal inventory.
The trend of capital market and foreign exchange
In the capital market, China has put more emphasis on risk prevention. Prudent monetary policy will have a stabilizing effect on the overall money supply. The credit and capital market will grow at a stable and reasonable pace. China will also strengthen the asset-liability ratio and capital requirements to urge deleveraging by state-owned enterprises. The capital market is expected to see a tight balance, potentially leading to an increase in the cost of capital.
In the Singapore capital market, the SOR interest rate is expected to rise amid interest rate hikes in the U.S., resulting in an increase the financing costs of Tuas Power.
We will closely watch the changes in domestic and overseas capital markets and maintain its good reputation on the capital markets, make reasonable financing arrangements, timely adjust our financing strategy, explore new financing methods, manage the exchange rate fluctuation risks, and strive to control financing costs.
F.	Employee benefits
As of December 31, 2017, the Company and its subsidiaries had 53,962 employees within and outside the PRC. The Company and its subsidiaries provide employees with competitive remuneration and link such remuneration to operating results to provide incentives for the employees. Currently, the Company and its subsidiaries do not have any stock or option based incentive plan.
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
Based on the development plans of the Company and its subsidiaries and the requirements of individual positions, together with the consideration of specific characteristics of individual employees, the Company and its subsidiaries tailored various training programs for their employees on management skills, technical skills and marketing skills. These programs have enhanced the comprehensive skills of the employees.
G.	Guarantees for loans and restricted assets
As of December 31, 2017, the Company provided guarantees of approximately RMB12.393 billion for the long-term bank loans of Tuas Power.
As of December 31, 2017, the details of secured loans of the Company and its subsidiaries were as follows:
(1)
As of December 31, 2017, short-term loans of RMB24 million represented the notes receivable that were discounted with recourse. As these notes receivable had not yet matured, the proceeds received were recorded as short-term loans.

(2)
As of December 31, 2017, a long-term loan of approximately RMB4.605 billion of the Company and its subsidiaries were secured by certain property, plant and equipment with net book value of approximately RMB5.166 billion.

(3)	As of December 31, 2017, long-term loans of approximately RMB10.559 billion were secured by future electricity and heating revenue of the Company and its subsidiaries.
As of December 31, 2017, the restricted bank deposits of the Company and its subsidiaries were RMB82 million.
As of December 31, 2017, the property, plant and equipment leased under finance lease of the Company and its subsidiaries with net book value amounted to RMB2.565 billion.
H.	Off-balance sheet arrangements
As of December 31, 2017, there were no off-balance sheet arrangements which have or are reasonably likely to have an effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
I.	Performance of significant investments and their prospects
The Company acquired a 25% equity interest in Shenzhen Energy Group for RMB2.39 billion on April 22, 2003. In 2011, Shenzhen Energy Group divided into a remainder company Shenzhen Energy Group and a new company Shenzhen Energy Management Company, and the Company holds 25% equity interests in each of the two successors. The Company acquired 200 million shares from Shenzhen Energy Corporation ("Shenzhen Energy"), a subsidiary of Shenzhen Energy Group, in December 2007. Shenzhen Energy allotted shares with its capital surplus in 2011. In February 2013, Shenzhen Energy merged Shenzhen Energy Management Corporation through the combination of a directional seasoned offering and cash payment to the shareholders of Shenzhen Energy Management Corporation, Shenzhen State-owned Assets Administration Commission and the Company. After the merger, the Company directly held 661 million shares of Shenzhen Energy, representing 25.02% of its equity interests. In 2017, Shenzhen Energy distributed RMB 1.5 of cash dividend out of every 10 shares to its shareholders, and therefore the Company held 992 million shares of Shenzhen Energy by December 31, 2017. These investments brought a net profit attributable to the equity holders of the Company of RMB187 million for the Company for the year ended December 31, 2017 under IFRS. This investment is expected to provide steady returns to the Company.
The Company held 60% direct equity interest in Sichuan Hydropower as of December 31, 2006. In January 2007, Huaneng Group increased its capital investment in Sichuan Hydropower by RMB615 million, thus reducing the Company's equity interest in Sichuan Hydropower to 49% and making Huaneng Group the controlling shareholder of Sichuan Hydropower. This investment brought a net profit attributable to the equity holders of the Company of RMB109 million for the year ended December 31, 2017 under IFRS. This investment is expected to provide steady returns to the Company.
J.	Tabular disclosure of contractual obligations and commercial commitments
A summary of payments due by period of our contractual obligations and commercial commitments as of December 31, 2017 is shown in the tables below. A more complete description of these obligations and commitments is included in the Notes to Financial Statements as referenced below.
Contractual Cash Obligations (RMB in millions)	2018	2019-2020	2021-2022	Thereafter	Total

Long-term loans from Huangeng Group and its subsidiaries(1)	2,123	2,971	1,022	1,311	7,427
Long-term bank loans and other loans(1)	15,975	37,664	28,317	35,746	117,702
Long-term bonds(2)	4,000	6,800	8,000	1,200	20,000
Interest payments	5,072	7,600	4,529	37,057	54,258
Operating Lease – Head Office(3)	115	57	0	0	172
Operating Lease – Huabei Branch(3)	6	6	6	6	24
Operating Lease –Shanghai Branch(3)	21	23	23	9	76
Operating Lease –Guangxi Branch(3)	1	1	1	1	4
Operating Lease –Guizhou Branch(3)	2	2	2	2	8
Operating Lease – Nanjing Power Plant(3)	2	2	2	62	68
Operating Lease – Heinongjiang Power(3)	3	-	-	-	3
Operating Lease – Nanjing Xingang Comprehensive Co., Ltd.(3).	6	-	-	-	6
Operating Lease – Hualu Sea Transportation Ltd.(3)	9	-	-	-	9
Operating Lease – Jiangsu Energy Sales Ltd.(3)	1	-	-	-	1
Operating Lease – Tuas Power Generation Pte Ltd.(3)	21	23	25	982	1,051
	27,357	55,149	41,927	76,376	200,809

Other commercial commitments (RMB in millions)	2018	2019-2020	2021-2022	Thereafter	Total

Long – term gas purchase contract(4)	12,876	25,744	25,851	56,845	121,316
Other commitments(3)	-	-	-	-	-
	12,876	25,744	25,851	56,845	121,316

Notes:
(1)	See Note 24 to the Financial Statements, "Long-term Loans".

(2)	See Note 25 to the Financial Statements, "Long-term Bonds".
(3)	See Note 39 and 43 to the Financial Statements, "Commitments" and "Subsequent Events".
(4)	The numbers shown in the table above were calculated based on the minimum purchases stipulated in the long-term gas contracts disclosed in Note 39 to the Financial Statements.
In addition, in accordance with a 30-year operating lease agreement signed by Huaneng Dezhou Power Plant (“Dezhou Power Plant”) and Shandong Land Bureau for the land occupied by Dezhou Power Plant Phases I and II in June 1994, annual rental amounted to approximately RMB30 million effective from June 1994 and is subject to revision at the end of the fifth year from the contract date. Thereafter, the annual rental is subject to revision once every three years. The increment for each rental revision is restricted to no more than 30% of the previous annual rental amount. For the years ended December 31, 2017, 2016 and 2015, the annual rentals were approximately RMB34 million.
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
Disclosures of the pension plans, including the contribution amounts, are included in Note 37 to the Financial Statements.
K.	Impairment sensitivity analysis
Goodwill impairment
The Company and its subsidiaries conduct impairment test on each individual goodwill at the end of each year. In 2017, the management recognized no goodwill impairment based on the impairment assessment.
For goodwill allocated to CGUs in the PRC, changes of assumptions in tariff and fuel price could have affected the results of goodwill impairment assessment. As at December 31, 2017, if tariff had decreased by 1% or 5% from management's estimates with other variables constant with the expectations, the Company and its subsidiaries would have to recognize impairment against goodwill by approximately RMB681.00 million and RMB3,879 million, respectively. If fuel price had increased by 1% or 5% from the management's estimates with other variables constant with the expectations, the Company and its subsidiaries would have to recognize impairment against goodwill by approximately RMB320.00 million and RMB2,535 million, respectively.
Impairment of other non-current assets
The Company and its subsidiaries will test its property, plant and equipment, land use rights and mining rights suffered any impairment whenever an impairment indication exists.
In 2017, impairment losses for certain property, plant and equipment and land use rights of approximately RMB1,047 million and RMB109 million have been recognized, respectively. Factors leading to the impairment of operating projects primarily included lower utilization hours, shutdown of construction of our coal-fired plant plants and tariff of three coal-fired power plants as a result of over supply of electricity in two provinces, as well as low utilization hours of a hydropower plant as a result of low level of water inflow.
Changes of assumptions in tariff and fuel price will affect the result of property, plant and equipment, land use rights and mining rights impairment assessment. As at December 31, 2017, if tariff had decreased by 1% or 5% from management's estimates with other variables constant with the expectation, the Company and its subsidiaries would have to further recognise impairment against property, plant and equipment and land use rights by approximately RMB165 million and RMB1,165 million, respectively; if fuel price had increased by 1% or 5% from the management's estimates with other variables constant with the expectations, the impairment against property, plant and equipment, land use rights and mining rights of the Company and its subsidiaries would decrease by approximately RMB45 million and RMB478 million, respectively.

L.	Prospects for 2018
In 2018, the Company will implement thoroughly development strategies to cater its needs and will proactively respond to market risks. It will adhere to focus on quality and efficiency so as to further promote quality improvement, efficiency enhancement, transformation and upgrading. The Company will focus on its objective of building a globally leading power generation listed company and continuously improve its business performance, so as to create more values for the nation, the society and its shareholders.

In respect of safe production, the Company will endeavor to prepare and arrange for thorough implementation of the State's reform of and development in promoting safe production. It will consistently launch highly reliable task-specific actions, concretely procure "no unplanned operation suspension" of its power plants and unceasingly enhance the safe and stable operation of generating units. The Company will persistently improve the standard of smart power generation and clean power generation as well as diligently promote energy conservation reform and optimize its operation so as to reinforce its leading position in energy saving and environmental protection areas. The Company will strive for clean, energy-saving and efficient power generation.

In respect of the power market, the Company will actively adapt to the market changes and grasp market opportunities. The Company will carry out a double-edged mechanism by increasing the volume on power generation and enhancing the efficiency in electricity sales, advance the two-dimensional cohesion of power generation and supply of thermal heating, strengthen the coordination of regionalization and information management. The Company will proactively engage in various types of market transactions to ensure its market share being higher than capacity share. The Company will strive for a leading position in the region in terms of utilization hour benchmark and diligently achieve a domestic power generation of 410 billion kWh and average utilization of around 4,000 hours for the year. The Company will demonstrate and build up heat supply operation, continuously enhance heat supply service and increase the contribution of heat supply in the power generation business. The Company will ensure the electricity tariff of new generating units and environmental protection tariff are timely and fully implemented.

In respect of the fuel market, the Company will reinforce policy research and market analysis, and enhance the insights and stability in fuel procurement. The Company will dynamically optimize channels for resources based on the structural outlay and region characteristics of resources. Leveraging on its scale of procurement and centralized management, the Company will strengthen strategic cooperation with large and medium-scale coal enterprises. The Company will stick to the procurement mode of "long-term contract plus spot purchase" and work hard to increase the proportion of long-term contract. The Company will continue to leverage the advantages of its port and shipping resources to establish a firm and effective fuel supply chain. The Company will reinforce the optimization of the coordination in fuel supply and power generation and strengthen the whole process in fuel procurement management so as to achieve a reduction in the fuel cost.

In respect of the capital market, the Company will continue to pursue its objectives of "volume guarantee, risk control and cost reduction" and adhere to traditional credit facility as the major financing channel, further deepen the cooperation between banks and enterprises and ensure the smooth access to credit and finance channels. The Company will expand the scale of direct financing, diversify the varieties of bond financing products and use direct financing as one of the main channels for safeguarding its funds. The Company will innovate equity financing methods so as to optimize capital structure and ensure the safeguard of funds.

The Company will fully reinforce the management of market value and enhance its brand value. The Company will steadily introduce reforms and innovations to strengthen the dynamics for innovation in business development. The Company will safeguard the sound implementation of its various business plans by its solid and efficient basic management standards.
ITEM 6	Directors, Senior Management and Employees
A.	Directors, members of the supervisory committee and senior management
Directors
The table below sets forth certain information concerning our directors as of March 31, 2018. The current term for all of our directors is three years commencing from the signing of the director service contracts.
Name	Age	Position with us
Cao Peixi	62	Chairman of the Board of Directors
Liu Guoyue	54	Executive Director, President
Huang Jian	55	Director

Name	Age	Position with us
Wang Yongxiang	52	Director
Mi Dabin	49	Director
Guo Hongbo	49	Director
Cheng Heng	54	Director
Lin Chong	54	Director
Yue Heng	43	Independent Director
Xu Mengzhou	67	Independent Director
Liu Jizhen	66	Independent Director
Xu Haifeng	62	Independent Director
Zhang Xianzhi	60	Independent Director
CAO Peixi, aged 62, is the Chairman of the Company and Huaneng Group. He graduated from Shandong University, majoring in electrical engineering. He is a postgraduate with master’s degree in engineering awarded by the Party School of the Central Committee, and is a researcher-grade senior engineer.

LIU Guoyue, aged 54, is a Director and the President of the Company, the Vice President of Huaneng Group, an Executive Director of Huaneng International Power Fuel Limited Liability Company, the Chairman of Shanghai Times Shipping Limited Company, a Director of SinoSing Power Pte. Ltd., and the Chairman of Tuas Power Ltd., Tuas Power Supply Pte Ltd., Tuas Power Utilities Pte Ltd., Huaneng Shidaowan Nuclear Power Co., Ltd. and Huaneng Shangdong Shidaowan Nuclear Power Co., Ltd. He graduated from North China Electric Power University, majoring in thermal engineering. He holds a Doctor’s degree in engineering. He is a senior engineer.

HUANG Jian, aged 55, is a Director of the Company, an assistant to the President of Huaneng Group, a Director of Huaneng Capital Services Co., Ltd. and the Chairman of the Supervisory Committee of Huaneng Renewables Corporation Limited. Mr. Huang graduated from the Department of Accounting of Institute of Fiscal Science of the Ministry of Finance with a postgraduate degree of master in economics. He is a senior accountant.

WANG Yongxiang, aged 52, is a Director of the Company, the chairman of HIPDC, the Chief of Power Development Business Division and the Shale Gas Exploitation and Utilization Office, and the president of GreenGen Co., Ltd. He graduated from Tsinghua University where he majored in hydraulic engineering and holds a postgraduate degree of master in engineering.

MI Dabin, aged 49, is a Director of the Company, the Vice President of Hebei Construction & Investment Group Co., Ltd., the Chairman of Hebei Construction & Energy Investment Co., Ltd., the Chairman of Hebei Xingtai Power Generation Limited (河北興泰發電有限責任公司*) and the Vice Chairman of Hebei Guohua Dingzhou Power Generation Co., Ltd. He was the Chief Engineer, Vice President and President of Qinhuangdao Power Generation Co., Ltd., the President of Qinhuangdao Thermal Power Generation Co., Ltd., an assistant to the President and the Head of Production and Operation Department of Hebei Construction & Investment Group Co., Ltd., the President of Qinhuangdao Power Generation Co., Ltd. and Qinhuangdao Thermal Power Generation Co., Ltd. He graduated from North China Electric Power University, majoring in power engineering, and holds a master’s degree. He is a senior engineer.

GUO Hongbo, aged 49 is a Director of the Company, the Chairman of Liaoning Energy Investment (Group) Limited Liability Company, the director of Shenyang Jinshan Energy Limited (沈陽金山能源股份有限公司*), and the vice chairman of Liaoning Haitong New Energy Low-Carbon Industrial Equity Investment Fund Limited ( 遼寧海通新能源低碳產業股權投資基金有限公司*). He was the president and vice chairman of Liaoning Energy Investment (Group) Limited Liability Company. Mr. Guo graduated from Jilin University with a master’s degree in administrative management, and holds an MBA degree. He is a researcher-grade senior engineer.

CHENG Heng, aged 54, is a Director of the Company, the vice president of Jiangsu Provincial Investment Management Co., Ltd., director of Jiangsu Zhenjiang Power Generation Co., Ltd., Jiangsu Yushan Power Generation Co., Ltd. and Jiangsu Huadian Qishuyan Thermal Power Co., Ltd. He previously served as the deputy manager of the Planning Department of Jiangsu International Trust and Investment Corporation, Vice President of

Changshu Power Generation Co., Ltd., and general manager of Energy Investment Division 2 of Jiangsu Provincial Investment Management Co., Ltd. He is a university graduate College education and an economist.

LIN Chong, aged 54, is a Director of the Company, the Vice President of Fujian Investment & Development Group Co., Ltd., the Chairman of Zhongmin Offshore Wind Power Co., Ltd., the Vice Chairman of Fujian Sanming Nuclear Power Co., Ltd., the Vice Chairman of Chinalco Southeast Copper Co., Ltd., the director of Fujian Motor Industry Group Co., Ltd., the director of Fujian Fuqing Nuclear Power Co., Ltd. and the director of King Long Motor Group. Mr. Lin has formerly served as the assistant to the general manager of Fujian Investment & Development Group Co., Ltd., the Director of the Preparatory Office for Fuzhou Baiyun Pumped Storage Hydropower Station, and the Chairman of Fujian Zhongmin Energy Investment Co., Ltd. He graduated from Chongqing University where he majored in electric power system and its automation and holds a master’s degree of science in engineering (postgraduate diploma). Mr. Lin is a senior engineer.

YUE Heng, aged 43, is an Independent Director of the Company, an Associate Professor of Singapore Management University. He is the winner of the first session of China National Funds for Distinguished Young Scientists, the winner of New Century Excellent Talents of the Ministry of Education 2012, the leading accounting talent of Ministry of Finance, the Councilor of Accounting Society of China and the Deputy Editor-in-Chief of CJAS magazine of Accounting Society of China. He was the Associate Professor, Professor, Dean and Doctorate Mentor of Accounting Department of Guanghua Management School of Peking University. He graduated from Tulane University in the United States with a doctor’s degree in accounting.

XU Mengzhou, aged 67, is an Independent Director of the Company, a professor of Renmin University of China (RUC), an Independent Director of Shandong Hualu-Hengsheng Chemical Co., Ltd. (山東華魯恒升化工股份有限公司) and ENN Ecological Holdings Co. Ltd., (新奧生態控股股份有限公司). He served as a professor of RUC Law School and School of International Studies of Renmin University of China. He graduated from the RUC, with a doctor’s degree in Economic Laws.
LIU Jizhen, aged 66, is an Independent Director of the Company, a Director of the National Key Laboratory of New Energy Power System of North China Electric Power University, a chief scientist of the 973 Program, the Vice President of the China Electricity Council, the Vice President of the Chinese Society for Electrical Engineering, the Vice President of the Chinese Society of Power Engineering, a fellow of the Institution of Engineering and Technology (FIET) and an independent director of Datang International Power Generation Co., Ltd. Mr. Liu was formerly the President of Wuhan University of Hydraulic and Electrical Engineering and the President of North China Electric Power University. He graduated from Huazhong University of Science and Technology in Higher Education. He is a professor, a doctoral supervisor and an academician of the Chinese Academy of Engineering.
XU Haifeng, aged 62, is an Independent Director of the Company. He successively served as the Chairman and President of China Railway Express Co., Ltd., the director and Vice President of Beijing-Shanghai High Speed Railway Co., Ltd., the Managing Commander-in-Chief of the General Headquarters for the Construction of Beijing-Shanghai High Speed Railway of the Ministry of Railways, and the Vice Chairman and President of Beijing-Shanghai High Speed Railway Co., Ltd. He graduated from Beijing Jiaotong University where he majored in transportation organization and automation. He has an EMBA degree from the Guanghua School of Management of Peking University.
ZHANG Xianzhi, aged 60, is an Independent Director of the Company, a professor and a doctoral supervisor of Dongbei University of Finance and Economics. He is serving concurrently as independent director at CGN Nuclear Technology Development Co., Ltd., Dalian Zhiyun Automation Co., Ltd., Yingkou Port Liability Co., Ltd. and Dalian Tianbao Green Foods Co., Ltd. Mr. Zhang was formerly an accountant of Dalian City Transportation Bureau, a researcher of Dalian Economic Commission, professor and vice dean of the accounting school of Dongbei University of Finance and Economics, and director of Sino-German Management and Control Research Centre, etc. He graduated from Dongbei University of Finance and Economics with a major in industrial economics and holds a doctorate degree.

Supervisors
The table below sets forth certain information concerning our supervisors as of March 31, 2018. The current term for all of our supervisors is three years, which will expire in 2020.
Name	Age	Position with us
Ye Xiangdong	50	Chairman of the Board of Supervisors
Mu Xuan	42	Vice Chairman of the Board of Supervisors
Zhang Mengjiao	53	Supervisor
Gu Jianguo	51	Supervisor
Zhang Xiaojun	51	Supervisor
Zhu Daqing	45	Supervisor
YE Xiangdong, aged 50, is the Chairman of the Supervisory Committee of the Company, the Vice President of Huaneng Group, a Director of HIPDC, the Executive Director of Huaneng Coal Mining Corporation Company and the Chairman of Xi’an Thermal Power Research Institute Co., Ltd. He was the Executive Director and President of Huaneng Hulunbeier Energy Development Company Ltd. and the Chief Engineer of Huaneng Group. He graduated from Chongqing University, majoring in thermal energy, and holds a master’s degree in Engineering. He is a senior engineer.

MU Xuan, aged 42, is the Vice Chairman of the Supervisory Committee of the Company, the Vice President of Dalian Construction Investment Group Co., Ltd., the Director and President of Dalian LNG Pipeline Co., Ltd. He was the assistant to the President of Dalian Construction Investment Co., Ltd. and the assistant to the President of Dalian Construction Investment Group Co., Ltd. He graduated from Dongbei University of Finance and Economics, majoring in Technical Economy and Management. He is a master degree postgraduate and a registered accountant.

ZHANG Mengjiao, aged 53, is a Supervisor of the Company and the Manager of the Finance Department of HIPDC. She was the Deputy Manager of the Finance Department of the Company. She graduated from Xiamen University, majoring in accounting. She is a master’s degree postgraduate in economics and is a senior accountant.

GU Jianguo, aged 51, is a Supervisor of the Company, the Chairman of Nantong Investment & Management Limited Company and the Vice President of Nantong State Owned Assets Investment Holdings Co., Ltd. He was the Chief of Nantong Investment Management Centre, Director and President of Nantong Investment & Management Limited Company. He graduated from Shanghai Jiao Tong University with a master’s degree. He is an economist.

ZHANG Xiaojun, aged 51, is a Supervisor and the Vice Chairman of Labour Union of the Company. She was Deputy Manager of the Administration Department of the Company. She graduated from the Central Party School of the Communist Party of China, majoring in economic management, and holds a bachelor’s degree. She is an accountant.

ZHU Daqing, aged 45, is a Supervisor and the Manager of Auditing Department of the Company. He was Deputy Manager of Finance Department of the Company. He graduated from the Central University of Finance and Economics, and holds a master’s degree in finance & accounting, and a bachelor’s degree in management. He is a senior accountant.

Other Executive Officers

ZHAO Ping, aged 55, is the Vice President of the Company. He was the Chief Engineer of the Company. He graduated from Tsinghua University, majoring in thermal engineering, is a postgraduate with a master’s degree in science. He is a researcher-grade senior engineer.

ZHOU Hui, aged 54, is the Vice President of the Company. She was the Vice President and Chief Accountant of the Company. She graduated from Renmin University of China, majoring in Financial Accounting, and is a postgraduate with a master’s degree in Economics. She is a senior accountant.

WU Senrong, aged 56, is currently a Party member and the Secretary of the Discipline Inspection commission of the Company. He was the Vice President of the Company. He graduated from the Economic Management School of Tsinghua University with an EMBA degree. He is a researcher-grade senior engineer.

SONG Zhiyi, aged 57, is the Vice President of the Company. He was the Head of Construction Department of Huaneng Group. He graduated from the Guanghua Management Institute of Peking University, with an MBA degree. He is a senior engineer.

LI Jianmin, aged 56, is the Vice President of the Company. He was the Deputy Chief Economist of the Company. He graduated from North China Electricity College, majoring in power plant and electricity system, with a bachelor’s degree in science. He is a researcher grade senior engineer.

LIU Ranxing, aged 55, is the Vice President of the Company. He was the President of Huaneng Energy & Communications Holdings Co., Ltd. He graduated from Harbin Institute of Technology, majoring in management engineering, with a master’s degree in science. He is a researcher-grade senior engineer.

HUANG Lixin, aged 51, is currently the Chief accountant of the Company. He was the Manager of the Finance Department of the Company, and the Head of the Finance Department of Huaneng Group. He graduated from the Economic Management School of Tsinghua University with an EMBA degree. He is a senior accountant.

HE Yong, aged 59, is the Chief Engineer of the Company. He was the Deputy Chief Engineer of the Company. He graduated from Wuhan University, majoring in corporate management, is a postgraduate with a master’s degree in management. He is a researcher-grade senior engineer.
HUANG Chaoquan, aged 52, is currently the Secretary to the Board and Manager of the Corporate Management Department of the Company. He graduated from Harbin University of Science and Technology with a postgraduate degree in Management Engineering. He is a senior economist.
B.	Compensation for Directors, Supervisors and Executive Officers
The table below sets forth the compensation on individual basis for the directors, supervisors and other executive officers for the year ended December 31, 2017:
Name	Position with the Company	Pre-tax Remuneration Paid by the Company in 2017(1)
		(RMB in thousand)
Directors
Cao Peixi	Chairman of the Board of Directors	-
Liu Guoyue	Executive Director and President	-
Huang Jian	Director	-
Wang Yongxiang (3)	Director	-
Mi Dabin	Director	24
Guo Hongbo	Director	-
Cheng Heng (3)	Director	-
Lin Chong (3)	Director	-
Yue Heng	Independent Director	74
Xu Mengzhou	Independent Director	74
Liu Jizhen (3)	Independent Director	37
Xu Haifeng (3)	Independent Director	37
Zhang Xianzhi (3)	Independent Director	37

Guo Junming (6)	Director	-
Fan Xiaxia (8)	Director	-
Li Shiqi (2)	Director	-
Zhu Yousheng (2)	Director	24
Li Song (2)	Director	24
Li Zhensheng (2)	Independent Director	37
Xia Qing (2)	Independent Director	37
Geng Jianxin (2)	Independent Director	37

Sub-total:		442

Supervisors
Ye Xiangdong	Chairman of the Board of Supervisors	-
Mu Xuan	Vice Chairman of the Board of Supervisors	24
Zhang Mengjiao	Supervisor	-
Gu Jianguo	Supervisor	24
Zhang Xiaojun	Supervisor	727
Zhu Daqing	Supervisor	722

Sub-total		1,497

Other Executive officers
Zhao Ping	Vice President	794
Zhou Hui	Vice President	794
Wu Senrong	Head of Discipline Inspection Group	794
Song Zhiyi	Vice President	794
Li Jianmin	Vice President	794
Liu Ranxing	Vice President	792
Huang Lixin	Chief Accountant	791
He Yong	Chief Engineer	794
Huang Chaoquan (4)	Secretary to the Board of Directors	728
Du Daming (5)	Vice President and Secretary to the Board of Directors	132
Gu Biquan (7)	Vice President and General Counsel	528

Sub-total:		7,735
Total		9,637

Notes:
(1)
The remuneration paid by the Company in 2017 includes fees, basic salaries, performance salaries and pension. Please see Note 38 to the Item 18 Financial Statements, “Directors’, supervisors’ and senior management’s emoluments”.

(2)	The term of Messrs. Li Shiqi, Zhu Yousheng, Li Zhensheng, Xia Qing and Geng Jianxin, and Ms. Li Song ended on June 13, 2017.
(3)	Messrs. Wang Yongxiang, Cheng Heng, Lin Chong, Liu Jizhen, Xu Haifeng and Zhang Xianzhi were elected on June 13, 2017.
(4)	Mr. Huang Chaoquan was elected on May 22, 2017.
(5)	Mr. Du Daming resigned on May 16, 2017 for the position of our VP, and resigned on May 22, 2017 for the position of our director.
(6)	Mr. Guo Junming resigned on October 9, 2017.
(7)	Mr. Gu Biquan retired on August 31, 2017.
(8)	Mr. Fan Xiaxia resigned on February 28, 2018.

The total remuneration paid to our directors, supervisors and executive officers is comprised of basic salaries, performance salaries and pension. Of these, performance salaries account for approximately 50% of the total remuneration. In addition, directors and supervisors who are also officers or employees of the Company receive certain other benefits, such as subsidized or free health care services, housing and transportation, which are customarily provided by large enterprises in the PRC to their employees. Each of the Company's independent directors receives annual after-tax cash compensation of RMB60,000. We do not have any service contract with any director that provides for benefits upon termination of employment. The Company does not grant options or the stock-based incentive awards to its directors, supervisors and executive officers.
C.	Board practice
We, in accordance with the resolutions passed at a shareholders' general meeting, have set up four board committees, namely, the Audit Committee, the Strategy Committee, the Nomination Committee, and the Remuneration and Appraisal Committee, and formulated the working regulations for each committee in accordance with relevant rules and regulations. All committees operate in accordance with the working rules and utilize their members' specific backgrounds, experience and industry expertise to provide advice to the board, so as to enhance our operation efficiency and to make the decision-making process better informed.
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
The main duties of the Nomination Committee are to conduct research and provide advice in relation to the requirements for selection of directors and managers and the relevant procedures based on the actual need of our operation, to search for qualified candidates for the positions of director and manager, to examine the candidates for the positions of director and manager and to advise matters in relation thereto.
The main duties of the Remuneration and Appraisal Committee are to conduct research on the appraisal guidelines for directors and managers, to carry out performance appraisals and provide advice accordingly, and to conduct research on the remuneration policies and proposals regarding the directors and senior management.
The members of Audit Committee are Mr. Yue Heng (Chairman), Mr. Xu Mengzhou, Mr. Liu Jizhen, Mr Xu Haifeng and Mr. Zhang Xianzhi.
The members of Strategy Committee are Mr. Liu Guoyue (Chairman), Mr. Huang Jian, Mr. Wang Yongxiang, Mr. Liu Jizhen and Mr. Xu Haifeng.
The members of Nomination Committee are Mr. Liu Jizhen (Chairman), Mr. Mi Dabin, Ms. Lin Chong, Mr. Yue Heng, Mr. Xu Mengzhou and Mr. Zhang Xianzhi.
The members of Remuneration and Appraisal Committee are Mr. Zhang Xiangzhi (Chairman), Mr. Liu Guoyue, Mr. Guo Hongbo, Mr. Cheng Heng, Mr. Yue Heng, Mr. Liu Jizhen and Mr. Xu Haifeng.
D.	Employees
As of December 31, 2017, we have 53,962 employees. Of these, 286 are headquarters management staff, 16,147  are power plant personnel directly involved in the management and operation of the power plants, and the remainder is maintenance personnel, ancillary service workers and others. Over 74% our work force graduated from university or technical college. As of December 31, 2015 and 2016, we had approximately 42,039 and 42,210 employees, respectively.
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
In compliance with the relevant regulations, we and our employees participate in the local government pension plan under which all the employees are entitled to pension payments upon retirement. See Note 37 to the Financial Statements.
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
Our outstanding ordinary shares consist of A Shares and H Shares, each with a par value of RMB1.00 per share. The following table sets forth certain information regarding our major shareholders as of March 31, 2018.
Shareholder	Number of shares		Approximate percentage in the total issued domestic share capital %	Approximate percentage in the total issued share capital %
Huaneng International Power Development Corporation	5,066,662,118		48.25	33.33
China Huaneng Group Co. Ltd.(1)	1,629,264,402		15.52	10.72
Hebei Construction & Investment Group Co., Ltd.	527,548,946		5.02	3.47
China Hua Neng Hong Kong Company Limited	472,000,000	(2)	10.04	3.11

Notes:
(1)	Of the 1,629,264,402 shares, 74,139,853 domestic shares through its controlling subsidiary, Huaneng Finance Corporation Limited.
(2)	472,000,000 shares are H Shares and represent 10.04% of the total issued H Shares of the Company and 3.11% of the total issued share capital of the Company.
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
On November 13, 2014, we completed the placement of 365 million H Shares at the price of HK$8.60 per share.
On November 20, 2015, we completed the placement of 780 million H Shares at the price of HK$7.32 per share.
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
Huaneng Group has diligently examined and analyzed its performance on the 2014 undertakings, of which items (i) and (iv) are long-term undertaking and are being currently performed.
As of December 31, 2016, all coal-fired generation assets of Huaneng Group located in Shandong region under the scope of undertakings had been injected into the Company, thus performance of the undertaking item (ii) was completed within the term of the undertaking period.
As of December 31, 2016, all other non-listed coal-fired power generation assets of Huaneng Group located in provincial administrative regions other than Shandong which met the conditions had been injected into the Company, thus performance of the undertaking item (iii) was completed.
Huaneng Group will continue to perform the undertaking as made previously that it will procure relevant parties such as Huaneng Energy and Transportation (Holding) Company Limited to inject non-listed conventional energy assets located in Shandong to the Company within 24 months after completion of the asset disposal transaction announced on 30 September 2017 by Shandong Xinneng Taishan Power Generation Co., Ltd. The Company will be entrusted of such assets if the above mentioned assets fail to meet the conditions for injection into the Company.
B.	Related party transactions
Guarantees
The table below sets forth information on guarantees provided by Huaneng Group, HIPDC and the Company to the related parties in 2017 for the purposes of financing their operation, construction and renovation.
Guarantor	Guarantee	Interest Rate	Largest Amount Outstanding in 2017	Amount Outstanding As of December 31, 2017
		(%)	(RMB)	(RMB)
Huaneng Group	Yangliuqing Power Company(1)	2.15	203,803,997.10	172,568,290.63
	Hainan Power	4.17	375,000,000.00	250,000,000
HIPDC	The Company	5.00	2,000,000,000.00	2,000,000,000.00
	Ruijin Power	4.41	142,000,000.00	99,600,000
Company	Tuas Power Company(1)	SIBOR+1.65	11,353,671,769.7	10,807,738,211.2
	Tuas Power Company(1)	SIBOR+1.65	1,664,987,892.01	1,584,928,085.55

Note:
(1) These entities are subsidiaries of the Company
Loans
The table below sets forth the loans made by Huaneng Group, subsidiaries of Huaneng Group, and the Company to the related parties in 2017 for the purposes of financing their operation, construction and renovation.
Lender	Borrower	Interest Rate	Largest Amount Outstanding in 2017	Outstanding Balance as of December 31, 2017
		%	(RMB)	(RMB)
Taishan Power	Taian Power Plant	3.915	300,000,000.00	300,000,000.00
Taishan Power	Huangtai Power Plant	3.915	100,000,000.00	50,000,000.00
Taishan Power	Huaneng Shandong Power	4.1325	150,000,000.00	150,000,000.00
Taishan Power	Jining Co-generation	3.915	60,000,000.00	60,000,000.00
Taishan Power	Liaocheng Co-generation	3.915	200,000,000.00	150,000,000.00
Taishan Power	Rongcheng Wind Power	3.915	44,200,000.00	43,200,000.00
Huaneng Group	The Company	4.75	24,530,000.00	24,530,000.00
Huaneng Group	The Company	4.75	640,694,600.00	640,694,600.00
Xi’an Thermal Power Research Institute	The Company	4.1325	100,000,000.00	100,000,000.00
Huaneng Finance	Weihai Power Plant	3.915	100,000,000.00	100,000,000.00
Huaneng Finance	Huaiyin II Power	3.915	300,000,000.00	300,000,000.00
Huaneng Finance	Suzhou Industrial Park	4.1325	70,000,000.00	70,000,000.00
Huaneng Finance	Qinbei Power Plant	3.915	200,000,000.00	200,000,000.00

Huaneng Finance	Qinbei Power Plant	4.1325	180,000,000.00	140,000,000.00
Huaneng Finance	Yushe Power Plant	4.1325	330,000,000.00	330,000,000.00
Huaneng Finance	Yueyang Power Plant	4.1325	100,000,000.00	100,000,000.00
Huaneng Finance	Wuhan Power Plant	4.1325	300,000,000.00	300,000,000.00
Huaneng Finance	Yangliuqing Co-generation	4.1325	100,000,000.00	100,000,000.00
Huaneng Finance	Yangliuqing Co-generation	4.1325	200,000,000.00	200,000,000.00
Huaneng Finance	Yangliuqing Co-generation	4.1325	40,000,000.00	40,000,000.00
Huaneng Finance	Taicang Port	4.1325	90,000,000.00	90,000,000.00
Huaneng Finance	Anyuan Power Plant	4.1325	100,000,000.00	100,000,000.00
Huaneng Finance	Anyuan Power Plant	4.1325	50,000,000.00	50,000,000.00
Huaneng Finance	Anyuan Power Plant	4.1325	50,000,000.00	50,000,000.00
Huaneng Finance	Tongxiang CCGT	4.1325	200,000,000.00	200,000,000.00
Huaneng Finance	Xiangqi Hydropower	4.1325	200,000,000.00	200,000,000.00
Huaneng Finance	Xiangqi Hydropower	4.1325	50,000,000.00	50,000,000.00
Huaneng Finance	Xindian Power Plant	4.1325	40,000,000.00	40,000,000.00
Huaneng Finance	Xindian Power Plant	4.1325	40,000,000.00	40,000,000.00
Huaneng Finance	Xindian Power Plant	4.1325	100,000,000.00	20,000,000.00
Huaneng Finance	Xindian Power Plant	4.1325	100,000,000.00	100,000,000.00
Huaneng Finance	Qingdao Port	3.915	60,000,000.00	60,000,000.00
Huaneng Finance	Qingdao Port	4.1325	60,000,000.00	60,000,000.00
Huaneng Finance	Jingmen Thermal Power	4.1325	200,000,000.00	200,000,000.00
Huaneng Finance	Jingmen Thermal Power	4.1325	200,000,000.00	200,000,000.00
Huaneng Finance	Luohuang Power Plant	3.915	50,000,000.00	50,000,000.00
Huaneng Finance	Luohuang Power Plant	3.915	50,000,000.00	50,000,000.00
Huaneng Finance	Luohuang Power Plant	4.1325	100,000,000.00	100,000,000.00
Huaneng Finance	Luohuang Power Plant	4.1325	200,000,000.00	200,000,000.00
Huaneng Finance	Hualiangting Hydropower	4.1325	5,000,000.00	5,000,000.00
Huaneng Finance	Yingcheng Thermal Power	3.915	150,000,000.00	150,000,000.00
Huaneng Finance	Yingkou Xianrendao Co-generation Power	4.1325	15,000,000.00	15,000,000.00
Huaneng Finance	Pingliang Power Plant	4.1325	200,000,000.00	200,000,000.00
Huaneng Finance	Pingliang Power Plant	4.1325	100,000,000.00	100,000,000.00
Huaneng Finance	Pingliang Power Plant	4.1325	100,000,000.00	100,000,000.00
Huaneng Finance	Pingliang Power Plant	4.1325	100,000,000.00	100,000,000.00
Huaneng Finance	Tongwei Wind Power	4.1325	20,000,000.00	20,000,000.00
Huaneng Finance	Luoyang Yangguang Power Plant	4.1325	100,000,000.00	100,000,000.00
Huaneng Finance	Yueyang Xingang Photovoltaic	4.1325	10,000,000.00	10,000,000.00
Huaneng Finance	Shandong Power	3.915	1,650,000,000.00	130,000,000.00
Huaneng Finance	Baiyanghe Power Plant	4.1325	260,000,000.00	220,000,000.00
Huaneng Finance	Baiyanghe Power Plant	4.1325	40,000,000.00	10,000,000.00
Huaneng Finance	Yantai Power Plant	4.1325	100,000,000.00	65,000,000.00
Huaneng Finance	Yantai Power Plant	4.1325	100,000,000.00	100,000,000.00
Huaneng Finance	Yantai Power Plant	4.1325	100,000,000.00	100,000,000.00
Huaneng Finance	Huaneng Shandong Power	4.1325	80,000,000.00	80,000,000.00
Huaneng Finance	Jiaxiang Power Plant	4.1325	50,000,000.00	50,000,000.00
Huaneng Finance	Jiaxiang Power Plant	4.35	100,000,000.00	100,000,000.00
Huaneng Finance	Qufu Co-generation	4.1325	50,000,000.00	50,000,000.00
Huaneng Finance	Qufu Co-generation	4.1325	50,000,000.00	50,000,000.00
Huaneng Finance	Qufu Co-generation	4.1325	100,000,000.00	100,000,000.00
Huaneng Finance	Qufu Co-generation	4.1325	100,000,000.00	100,000,000.00
Huaneng Finance	Qufu Co-generation	4.1325	10,000,000.00	10,000,000.00
Huaneng Finance	Linyi Power Plant	4.1325	10,000,000.00	10,000,000.00
Huaneng Finance	Liaocheng Co-generation	4.1325	50,000,000.00	50,000,000.00
Huaneng Finance	Liaocheng Co-generation	4.1325	110,000,000.00	50,000,000.00

Huaneng Finance	Liaocheng Co-generation	4.1325	60,000,000.00	10,000,000.00
Huaneng Finance	Liaocheng Co-generation	4.1325	60,000,000.00	60,000,000.00
Huaneng Finance	Liaocheng Co-generation	4.1325	60,000,000.00	60,000,000.00
Huaneng Finance	Liaocheng Co-generation	4.1325	60,000,000.00	60,000,000.00
Huaneng Finance	Heilongjiang Power	4.1325	100,000,000.00	100,000,000.00
Huaneng Finance	Hegang Power Plant	4.1325	100,000,000.00	100,000,000.00
Huaneng Finance	Suzhou CCGT	4.1325	100,000,000.00	100,000,000.00
Huaneng Finance	Suzhou CCGT	4.1325	100,000,000.00	100,000,000.00
Huaneng Finance	Suzhou CCGT	4.1325	100,000,000.00	100,000,000.00
Huaneng Finance	Dalongtan Hydropower	4.5125	25,000,000.00	10,000,000.00
Huaneng Finance	Huaneng Hainan	4.41	126,000,000.00	66,000,000.00
Huaneng Finance	Zhongyuan CCGT	4.5125	300,000,000.00	100,000,000.00
Huaneng Finance	Zhongyuan CCGT	4.5125	300,000,000.00	100,000,000.00
Huaneng Finance	Zhongxiang Hujiawan Wind Power	4.655	200,000,000.00	200,000,000.00
Huaneng Finance	Dongguan CCGT	4.655	188,000,000.00	188,000,000.00
Huaneng Finance	Qingdao Co-generation	4.655	60,000,000.00	59,000,000.00
Huaneng Finance	Qingdao Co-generation	4.655	75,000,000.00	73,000,000.00
Huaneng Finance	Qingdao Co-generation	4.655	65,000,000.00	63,000,000.00
Huaneng Finance	Suizhou Power Plant	4.655	89,280,000.00	89,280,000.00
Huaneng Finance	Muping Wind Power	4.275	10,000,000.00	10,000,000.00
Huaneng Finance	Sishui Photovoltaic	4.275	10,000,000.00	10,000,000.00
Huaneng Finance	Penglai Wind Power	4.275	99,000,000.00	72,000,000.00
Huaneng Finance	Penglai Wind Power	4.275	20,000,000.00	20,000,000.00
Huaneng Finance	Penglai Wind Power	4.275	10,000,000.00	10,000,000.00
Huaneng Finance	Penglai Wind Power	4.41	50,000,000.00	43,000,000.00
Huaneng Finance	Penglai Wind Power	4.41	50,000,000.00	50,000,000.00
Huaneng Finance	Penglai Wind Power	4.41	100,000,000.00	100,000,000.00
Huaneng Finance	Penglai Wind Power	4.513	20,000,000.00	20,000,000.00
Huaneng Finance	Yantai Bajiao	4.655	200,000,000.00	200,000,000.00
Huaneng Finance	Yantai Power Plant	4.5125	100,000,000.00	100,000,000.00
Huaneng Finance	Dongying Wind Power	4.41	256,500,000.00	244,500,000.00
Huaneng Finance	Ruyi Helan Rooftop Photovoltaic	4.41	72,000,000.00	72,000,000.00
Huaneng Finance	Changdao Wind Power	4.5125	27,000,000.00	26,000,000.00
Huaneng Finance	Changdao Wind Power	4.5125	12,000,000.00	12,000,000.00
Huaneng Finance	Jining Yunhe Power Plant	4.5125	300,000,000.00	50,000,000.00
Huaneng Finance	Liaocheng Co-generation	4.5125	100,000,000.00	100,000,000.00
Huaneng Finance	Liaocheng Co-generation	4.5125	60,000,000.00	60,000,000.00
Huaneng Finance	Zhanhua Qingfenghu Photovoltaic	4.41	447,000,000.00	447,000,000.00
Huaneng Finance	Jilin Power	4.275	200,000,000.00	200,000,000.00
Tiancheng Financial Leasing	Yuwang Energy	4.4175	195,500,000.00	189,500,000.00
Tiancheng Financial Leasing	Yuwang Energy	4.4175	196,100,000.00	190,900,000.00
Tiancheng Financial Leasing	Yuwang Energy	4.4175	532,800,000.00	518,400,000.00
Tiancheng Financial Leasing	Yuwang Energy	4.4175	552,800,000.00	538,400,000.00
Tiancheng Financial Leasing	Pingliang Power Plant	4.4175	85,000,000.00	65,000,000.00
Tiancheng Financial Leasing	Pingliang Power Plant	4.4175	232,631,578.94	177,894,736.82
Tiancheng Financial Leasing	Diandong Energy	4.4175	486,500,000.00	468,500,000.00

Tiancheng Financial Leasing	Diandong Energy	4.4175	291,750,000.00	280,750,000.00
Tiancheng Financial Leasing	Diandong Energy	4.4175	171,700,000.00	165,100,000.00
Tiancheng Financial Leasing	Diandong Energy	4.4175	122,800,000.00	118,400,000.00
Tiancheng Financial Leasing	Rushan Wind Power	4.75	186,000,000.00	171,000,000.00
Tiancheng Financial Leasing	Taian Power Plant	4.0598	190,000,000.00	130,000,000.00
Tiancheng Financial Leasing	Yantai Power Plant	4.0598	333,333,333.33	166,666,666.66
Tiancheng Financial Leasing	Jiaxiang Power Plant	4.4175	333,333,333.32	166,666,666.64
Tiancheng Financial Leasing	Qufu Co-generation	4.4175	650,000,000.00	620,000,000.00

Lease Agreement
On August 2, 2016, we entered into a leasing agreement and a property management agreement with Huaneng Property Co., Ltd., pursuant to which a total area of 30,465.70 square meters in Huaneng Mansion will be leased to us and the annual rent (including the property management fee) is RMB 114.54 million, effective from July 1, 2016 to June 30, 2019.
Transactions with Huaneng Group
On October 14, 2016, we signed an agreement for the transfer of equity interests in certain companies with Huaneng Group (the “Transfer Agreement”) and a profit forecasting compensation agreement with Huaneng Group in Beijing. Pursuant to the transfer agreement, the Company agreed to purchase (i) 80% equity interest of Huaneng Shandong Power Limited; (ii) 100% equity interest of Huaneng Jilin Power Limited; (iii) 100% equity interest of Huaneng Heilongjiang Power Limited; and (iv) 90% equity interest of Huaneng Henan Zhongyuan Gas Power Generation Co., Ltd. from Huaneng Group for the consideration of RMB15,501 million after certain adjustment of the profits generated from the date of valuation to the acquisition date in accordance with the equity transfer agreements. This transaction was considered and approved at the 21st meeting of the Eighth Session of the Board held on October 14, 2016, and was considered and approved at the 2016 Second Extraordinary General Meeting held on November 30, 2016. The acquisition was completed on January 1, 2017, and the total consideration has been settled in cash by  December 31, 2017 after netting off with the receivables due from Huaneng Group.
On December 12, 2017, we entered into the Huaneng Group Framework Agreement with Huaneng Group, for a term commencing on January 1, 2017 and expiring on December 31, 2018. Pursuant to the Huaneng Group Framework Agreement, we will conduct, among other things, the following transactions with Huaneng Group and its subsidiaries and associates: (i) purchase of ancillary equipment and parts; (ii) purchase of fuel and transportation services; (iii) leasing of facilities, land and office spaces; (iv) technical services, engineering contracting services and other services; (v) provision of entrusted sale services; (vi) sale of products; (vii) purchase of electricity; (viii) sale of electricity; and (ix) purchase of heat. Such transactions will be conducted on an on-going basis.
Entrusted Management Agreement with Huaneng Group
On January 29, 2015, we have entered into certain entrusted management agreement with Huaneng Group for a term of three years in connection with mutual management of electricity assets. Services under such entrusted management arrangements include preliminary project planning, annual budget and comprehensive planning, power marketing, production management of power plants, construction management, financial management, human resources and labor wages management, administration management, legal service management, assets operation and shareholding management, risk management and internal control management, information disclosure management, related party transaction management, general supervision, comprehensive affairs management and reporting/co-ordination management. By entering into these entrusted management arrangements, we aim to further improve the overall and management efficiency of our electricity assets in several provinces via the provincial level management system of Huaneng Group.

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
In 2017, we paid RMB18,850.31million, RMB435.43 million, RMB1,962.03 million and RMB2,377.30 million, respectively, to China Huaneng Group Fuel Co., Ltd., Huaneng Energy & Communications Holdings Co., Ltd. and its subsidiaries, Gansu Huating Coal Power Co., Ltd. and Shanghai Time Shipping for coal purchase and service fees incurred for transportation.
Transactions with Huaneng Group and HIPDC
On June 21, 2016, we signed a capital increase agreement with Huaneng Group, HIPDC, State Nuclear Power Technology Company (“SNPTC”) and Huaneng Shidaowan Nuclear Power Development Co., Ltd. (“Shidaowan Nuclear”) (“Capital Increase Agreement”). Pursuant to the capital increase agreement, the parties agreed to contribute the new capital in cash in proportion to their original shareholding in Shidaowan Nuclear. The Company agreed to subscribe an aggregate RMB135 million of the new capital of Shidaowan Nuclear; Huaneng Group agreed to subscribe RMB180 million; HIPDC agreed to subscribe RMB135 million; SNPTC agreed to subscribe RMB 150 million. Upon completion of this capital increase, Shidaowan Nuclear’s investing parties and their shareholding percentages are as follows respectively: the Company (22.5%), Huaneng Group (30%), HIPDC (22.5%), and SNPTC (25%).
Transaction with Huaneng Nuclear
On March 22, 2016, we signed a capital increase agreement with Huaneng Nuclear Power Development Company Ltd. (“Huaneng Nuclear”), China National Nuclear Power Co., Ltd. (“China National Nuclear”) and Hainan Nuclear Power Limited Liability Company (“Hainan Nuclear”) (“Capital Increase Agreement”). Pursuant to the capital increase agreement, parties agreed to contribute the new capital in cash in proportion to their original shareholding in Huaneng Nuclear. The Company agreed to subscribe for in aggregate RMB 123.70 million of part new capital of Hainan Nuclear; China National Nuclear agreed to subscribe for RMB210.28 million and Huaneng Nuclear agreed to subscribe for RMB 78,341 million. Upon completion of this capital increase, Hainan Nuclear’s investing parties and their shareholding percentages are respectively as follows: the Company (30%), China National Nuclear (51%) and Huaneng Nuclear (19%).
Transaction with Tiancheng Financial Leasing
On December 5, 2016, we entered into the Financial Leasing Agreement with Huaneng Tiancheng Financial Leasing Co., Ltd., or Tiancheng Financial Leasing, a subsidiary of Huaneng Group, for a term commencing on January 1, 2017 and expiring on December 31, 2019. The Financial Leasing Agreement provided the upper limit of the leasing transaction under the agreement between 2017 through 2019, and requires the internal approval and information disclosure for the proposed transactions. Pursuant to the Financial Leasing Agreement, the maximum outstanding balance of the financial lease, on a daily basis, will not exceed RMB11.000 billion, and the interest, on an annual basis, shall not exceed RMB600 million. As of December 31, 2017, the maximum outstanding balance we had at Tiancheng Financial Leasing was RMB 5.110 billion, and our annual interest was RMB210 million.

Transactions with Huaneng Finance

On December 31, 2016, we entered into the Huaneng Finance Framework Agreement with Huaneng Finance, a subsidiary of Huaneng Group, for a term commencing on January 1, 2017 and expiring on December 31, 2019. Pursuant to the Huaneng Finance Framework Agreement, we will enter into the following transactions with Huaneng Finance: (i) placing cash deposits by us with Huaneng Finance; (ii) provision of discounting services by Huaneng Finance to us; and (iii) provision of loan advancement by Huaneng Finance to us. Such transactions will be conducted on an on-going basis and will constitute continuing connected transactions under the Hong Kong Listing Rules. During the period from 2017 to 2019, the maximum outstanding balance of the deposits to be placed with Huaneng Finance under the Huaneng Finance Framework Agreement, on a daily basis, will not exceed RMB13.000 billion. As of December 31, 2017, we placed with Huaneng Finance current deposits of approximately RMB7,507 million, which bore interest rates ranging from 0.35% to 1.485% per annum.
Transaction with Huaneng Energy and Transportation (Holding) Company Limited
On September 28, 2017, one of our subsidiaries entered into a transfer agreement with Huaneng Energy and Transportation (Holding) Company Limited, (“HETHC”). Pursuant to the transfer agreement, the subsidiary transferred 56.53% equity interests we hold in Huaneng Taishan Power Generation Limited (“Taishan Power”) to HETHC at a price of RMB780.78 million. Upon the completion of the transaction, Taishan Power was no longer included in our consolidated financial statements.
Transaction with Hebei Hanfeng Power Generation Limited Liability Company
On September 12, 2017, we entered into an agreement with Hebei Hanfeng Power Generation Limited Liability Company, (“Hebei Hanfeng”) for an effective period from January 1, 2018 to December 31, 2018. Pursuant to the transfer agreement, we and our subsidiaries shall purchase electricity from Hebei Hanfeng and its subsidiary and associates. The cap of the transaction amount for purchase of electricity by us and our subsidiaries from Hebei Hanfeng and its subsidiaries and associates is estimated to be RMB600 million.
Capital increase in Hainan Nuclear
On December 28, 2017, we entered into a capital increase agreement with China Nuclear Power Co., Ltd., Huaneng Nuclear and Hainan Nuclear. Pursuant to the agreement, the existing shareholders of the Hainan Nuclear agreed to subscribe by way of cash for the newly registered capital of Hainan Nuclear in accordance with their respective proportion of shareholding in Hainan Nuclear. We shall pay to Hainan Nuclear an amount of not more than RMB69 million as the consideration of the capital increase. Upon the completion of the capital increase, our proportion of shareholding in Hainan Nuclear shall remain unchanged at 30%.
For a detailed discussion of related party transactions, see Note 36 to the Financial Statements.
C.	Interests of experts and counsel
Not applicable.
ITEM 8	Financial Information
A.	Consolidated statements and other financial information
See pages F-1 to F-120.
Legal proceedings

As of December 31, 2017, we are not a defendant in any material litigation or arbitration and no litigation or claim of material importance is known to us or any member of the Board of directors of us to be pending or threatened against us.

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

In addition, in order to allow all shareholders to better benefit from the development results of the Company, after considering the Company’s strategic planning and development targets, industry development trends and other factors, the Company decided to further increase the proportion of cash dividends to shareholders in the next three years, and accordingly formulated the Shareholders Return Plan for the Next Three Years (2018 to 2020) of Huaneng Power International, Inc. pursuant to relevant regulations. Detailed terms and the proportion of the Company’s cash dividends in the next three years are: when the profit and accumulated undistributed profits in the current year are positive, and on condition that the Company’s cash flow is able to meet the need for its ordinary operation and sustainable development, the Company shall distribute dividends in cash and the annual cash dividend payout shall, in principle, be no less than 70% of the realised distributable profits stated in the consolidated financial statement that year and such dividend shall be no less than RMB0.1 per share.
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
On 13 March 2018 the Board of Directors proposed a cash dividend of RMB0.1 per share, totaling approximately RMB1,520 million. This proposal is subject to the approval of the shareholders at the annual general meeting.
On 13 June 2017, upon the approval from the annual general meeting of the shareholders, the Company declared 2016 final dividend RMB0.29 (2015: RMB0.47) per ordinary share, totaling approximately RMB4,408 million (2015: RMB7,144 million).
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
	Closing Price per ADS
	High	Low
	(US$)	(US$)
2013	49.37	33.83
2014	56.44	31.51
2015	61.13	32.76

2016		37.79	22.86
2017		31.62	24.42

2016	First Quarter	36.81	29.44
	Second Quarter	37.79	24.61
	Third Quarter	26.36	22.86
	Fourth Quarter	26.04	23.82

2017	First Quarter	29.62	25.31
	Second Quarter	31.62	26.60
	Third Quarter	28.69	24.42
	Fourth Quarter	28.10	24.68

2017	October	26.71	24.68
	November	28.10	25.55
	December	25.50	24.75

2018	January	26.64	25.10
	February	25.77	23.95
	March	26.85	24.78

Source: Reuters
Each ADS represents 40 H Shares. As of March 31, 2018, there were 109 registered holders of American Depositary Receipts evidencing ADS.
On January 21, 1998, we listed our H Shares on the Hong Kong Stock Exchange. On February 26, 1998, we placed 250 million H Shares at the price of HK$4.40 per H Share or US$22.73 per ADS. In May 2004, we effected a two-for-one stock split by way of a stock dividend for all our outstanding shares including H Shares. The table below sets forth, for the periods indicated, the high and low closing prices of H Shares on the Hong Kong Stock Exchange.
		Closing Price per H Share
		High	Low
		(HK$)	(HK$)
2013		9.64	6.21
2014		10.92	6.21
2015		11.76	6.40
2016		7.27	4.46
2017		6.22	4.82

2016	First Quarter	7.12	5.72
	Second Quarter	7.27	4.74
	Third Quarter	5.17	4.46
	Fourth Quarter	5.14	4.61

2017	First Quarter	5.77	4.93
	Second Quarter	6.22	5.18
	Third Quarter	5.60	4.82
	Fourth Quarter	5.59	4.83

2017	October	5.22	4.83
	November	5.59	4.99

	December	5.05	4.86

2018	January	5.23	4.95
	February	5.08	4.61
	March	5.30	4.91

As of March 31, 2018, there were 464 registered holders of H Shares.
ITEM 10	Additional Information
A.	Share capital
Not applicable.
B.	Memorandum and articles of association
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
All shareholders' meetings must be convened by our board by written notice given to shareholders not less than 45 days before the meeting. Based on the written replies received by us 20 days before a shareholders' meeting, we shall calculate the number of voting shares represented by shareholders who have indicated that they intend to attend the meeting. When the number of voting shares represented by those shareholders amounts to more than one-half of our total voting shares, we shall convene the shareholders' general meeting. Otherwise, we shall, within five days before holding the shareholders' general meeting, inform the shareholders again of the motions to be considered and the date and venue of the meeting by way of a public announcement. After the announcement is made, the shareholders' meeting may be convened. The accidental omission by us to give notice of a meeting to, or the non-receipt of notice of a meeting by, a shareholder will not invalidate the proceedings at that shareholders' meeting.
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
·	to relieve a director or supervisor from his or her duty to act honestly in our best interests;
·
to approve the expropriation by a director or supervisor (for his or her own benefit or for the benefit of another person) of our assets in any way, including, without limitation, opportunities which may benefit us; or

·
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
The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated:
	Noon Buying Rate
Period	End	Average(1)	High	Low
	(RMB per US$1.00)
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2869	6.4896	6.1870
2016	6.9430	6.6549	6.9580	6.4480
2017	6.5063	6.7350	6.9575	6.4773
October	6.6328	6.6254	6.6533	6.5712
November	6.6090	6.6200	6.6385	6.5967
December	6.5063	6.5932	6.6210	6.5063
2018
January	6.2841	6.4233	6.5263	6.2841
February	6.3280	6.3183	6.3471	6.2649
March	6.2726	6.3174	6.3565	6.2685
April (through April 6, 2018)	6.3045	6.2960	6.3045	6.2785

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
We do not believe that we were classified as a PFIC for the taxable year ended December 31, 2017. The determination of whether we will be or become a PFIC will depend, in part, upon the composition of our income and our assets (which are subject to change from year to year) and the market price of our ADSs (of which we cannot control). Although we do not expect that our business plans will change in a manner that will affect our PFIC status, no assurance can be given in this regard. Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance may be given with respect to our PFIC status for any taxable year.
The discussion below under "Dividends" and "Sale or Other Disposition of H Shares or ADSs" assumes that we will not be classified as a PFIC for United States federal income tax purposes. See the discussion below under the heading "Passive Foreign Investment Company Rules" for a brief summary of the PFIC rules.
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
Sale or Other Disposition of H Shares or ADSs
A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of H Shares or ADSs in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder's adjusted tax basis in such H Shares or ADSs. Any capital gain or loss will be long-term if the H Shares or ADSs have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. If any PRC tax were to be imposed on any gain from the disposition of H Shares or ADSs, however, a U.S. Holder that is eligible for the benefits of the U.S.-PRC Treaty may elect to treat the gain as non-United States source gain or loss. The deductibility of a capital loss may be subject to limitations. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders should to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.
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
The following table provides information, by maturity date, regarding our foreign currency sensitive financial instruments, which consist of bank balances and cash, short-term and long-term debt obligations, capital commitments and forward exchange contracts as of December 31, 2017 and average interest rates for the year ended December 31, 2017.
(RMB expressed in millions, except interest rate and exchange rate)
	As of December 31, 2017
	Expected Maturity Date						Total	Fair Value
	2018	2019	2020	2021	2022	Thereafter
On-balance sheet financial instruments
Bank balances and cash:
In U.S. Dollar	316	-	-	-	-	-	316	316
In Japanese Yen	0.193	-	-	-	-	-	0.193	0.193

Debts
Japanese Yen	6	6	6	6	6	118	148	95
Average interest rate	0.750	0.750	0.750	0.750	0.750	0.750	—	—
Euro	66	46	35	34	33	19	233	215
Average interest rate	2.079	2.048	2.014	2.010	2.008	2.026	—	—

	As of December 31, 2017
	Expected Maturity Date						Total	Fair Value
	2018	2019	2020	2021	2022	Thereafter
U.S. Dollar	418	412	412	412	412	206	2,272	2,272
Average interest rate	1.748	1.740	1.740	1.740	1.740	1.740	—	—
Gas purchase commitments (U.S. Dollar)	5,943	5,943	5,934	5,918	6,065	12,343	42,146

	As of December 31, 2017
	Expected Maturity Date						Total	Fair Value
	2018	2019	2020	2021	2022	Thereafter
Forward exchange contracts
(Receive US $ / Pay S$)
Contract amount	2,083	391	84	9	-	-	2,567	(68)
Average Contractual Exchange Rate	1.38	1.38	1.32	-	-	1.37	—	—

	As of December 31, 2016
	Expected Maturity Date						Total	Fair Value
	2017	2018	2019	2020	2021	Thereafter
On-balance sheet financial instruments
Bank balances and cash:
In U.S. Dollar	320	-	-	-	-	-	320	320
In Japanese Yen	0.184	-	-	-	-	-	0.184	0.184

Debts
Japanese Yen	7	7	7	7	7	128	163	105
Average interest rate	0.750	0.750	0.750	0.750	0.750	0.750	—	—
Euro	68	68	40	32	32	46	286	230
Average interest rate	2.085	2.085	2.040	2.013	2.010	2.007	—	—

U.S. Dollar	389	389	389	389	389	898	2,843	2,843
Average interest rate	1.920	1.920	1.920	1.920	1.920	1.920	—	—
Gas purchase commitments (U.S. Dollar)	5,703	5,703	5,703	5,718	5,703	17,776	46,305

	As of December 31, 2016
	Expected Maturity Date						Total	Fair Value
	2017	2018	2019	2020	2021	Thereafter
Forward exchange contracts
(Receive US $ / Pay S$)
Contract amount	1,884	498	155	1	-	-	2,538	107
Average Contractual Exchange Rate	1.39	1.39	1.39	1.37	-	-	—	—
The outstanding balance of the Company's loans denominated in foreign currencies has changed continually as a result of repayments of the loans by the Company according to agreed-upon repayment schedules. The loans denominated in U.S. dollars decreased from RMB2.843 billion as of December 31, 2016 to RMB2.272 billion as of December 31, 2017. The loans denominated in Euros decreased from RMB286 million as of December 31, 2016 to RMB233 million as of December 31, 2017.
Interest rate risk
We are exposed to interest rate risk primarily resulting from fluctuations in interest rates on our debts. Upward fluctuations in interest rates increase the cost of new variable rate debts and the interest cost of outstanding floating rate borrowings.
At present, the interest rate of the Company's loans denominated in RMB is subject to the change of the benchmark interest rate published and adjusted by the PBOC. Different interest rate levels correspond to loans with different terms. New loan contracts entered into hereafter will be subject to current benchmark interest rates. A portion of the Company's loans denominated in foreign currency are fixed rate loans, which are not subject to the changes in market interest rates. Due to the loans borrowed in relation to the acquisition of SinoSing Power, the portion of the loans denominated in foreign currency with floating interest rates increased, which subjects the finance cost of the Company to the fluctuation of market interest rates. In 2009, the Company entered into a floating-to-fixed interest rate swap agreement to hedge against the cash flow interest rate risk of part of the loan. According to the interest rate swap agreement, the Company agrees with the counterparty to settle the difference between fixed contract rates and floating rate interest amounts calculated by reference to the agreed notional amounts quarterly until 2019. The notional amount of the outstanding interest rate swap at December 31, 2017 was US$176 million.
In 2009, Tuas Power completed its refinancing, through which all of its outstanding loans denominated in U.S. dollars were refinanced through loans denominated in Singapore dollars, matching the functional currency of its operation. The loans borrowed by Tuas Power were denominated in Singapore dollars, and the majority of them are with floating interest rates, which subjects the finance cost of the Company to the fluctuation of market interest rates. In 2012 and 2013, TPG also entered into a number of floating-to-fixed interest rate swap agreements to hedge against the cash flow interest rate risk of the loan. According to these interest rate swap agreements, TPG agrees with the counterparty to settle the difference between fixed contract rates and floating rate interest amounts calculated by reference to the agreed notional amount semi-annually until 2020. The notional amount of the outstanding interest rate swap at December 31, 2017 was US$799.671 million.
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
(RMB expressed in millions, except interest rates)

	As of December 31, 2017
	Expected Maturity Date
	2018	2019	2020	2021	2022	Thereafter	Total		Fair Value
Debts
Shareholder's, bank and other loans	98,349	20,729	19,906	16,683	12,656	37,058	205,381	205,256
Average interest rate	3.960	3.850	3.743	3.643	3.525	3.525	—	—

Short-term bonds	11,068	-	-	-	-	-	11,068	11,068
Average interest rate	3.577	-	-	-	-	-	—	—

Long-term bonds	3,997	3,994	2,800	3,000	5,000	1,200	19,991	19,811
Average interest rate	4.629	4.381	4.204	4.553	4.553	3.982	—	—
	As of December 31, 2017
	Notional Amount Expected Maturity Date
	2018	2019	2020	2021	2022	Thereafter	Total	Fair Value
Debts
Interest Rate Derivatives (US$)
Variable to Fixed	209	941	-	-	-	-	1,150	(22)
Average receive rate	2.92%	3.38%	-	-	-	-	—	—
Average pay rate	4.40%	4.40%	4.40%	-	-	-	—	—

Interest Rate Derivatives (S$)
Variable to Fixed	1,003	-	4,215	-	-	-	5,218	(108)
Average receive rate	1.08%	-	1.35%	-	-	-	—	—
Average pay rate	2.289%	-	2.485%	-	-	-	—	—

	As of December 31, 2016
	Expected Maturity Date
	2017	2018	2019	2020	2021	Thereafter	Total	Fair Value
Debts
Shareholder's, bank and other loans	67,230	12,136	12,034	8,698	7,851	24,271	132,220	132,144
Average interest rate	3.550	3.404	3.157	2.951	2.725	2.725	—	—

Short-term bonds	27,311	-	-	-	-	-	27,311	27,311
Average interest rate	3.453	-	-	-	-	-	—	—

Long-term bonds	3,295	3,989	3,994	-	3,000	1,200	15,478	15,714
Average interest rate	4.786	4.476	3.625	3.625	3.982	3.982	—	—

	As of December 31, 2016
	Notional Amount Expected Maturity Date
	2017	2018	2019	2020	2021	Thereafter	Total	Fair Value
Debts
Interest Rate Derivatives (US$)
Variable to Fixed	222	222	999	-	-	-	1,443	(70)
Average receive rate	1.86%	2.34%	2.69%	-	-	-	—	—
Average pay rate	4.40%	4.40%	4.40%	-	-	-	—	—

Interest Rate Derivatives (S$)
Variable to Fixed	1,393	1,132	178	3,819	-	-	6,522	(99)
Average receive rate	1.04%	1.57%	1.78%	1.96%	-	-	—	—
Average pay rate	2.468%	2.508%	2.531%	2.531%	-	-	—	—

As of December 31, 2017, the Company's loans denominated in foreign currency amounted to RMB266 million, most of which were denominated in U.S. dollars. In addition, SinoSing Power's loans denominated in Singapore dollars amounted to RMB12,396 million as of December 31, 2017. Given the current market situation, it is expected that the interest rate in the U.S. is very likely to rise. We have a relatively small portion of the loans denominated in U.S. dollars, thus it is not expected to cause any material adverse effect on the finance cost of the Company. In the Singapore capital market, the SOR interest rate is expected to rise amid interest rate hikes in the U.S., resulting in an increase the financing costs of Tuas Power. We will closely watch the changes in domestic and overseas capital markets, and maintain its good reputation on the capital markets, make reasonable financing arrangements, timely adjust our financing strategy, explore new financing methods, manage the exchange rate fluctuation risks, and strive to control financing costs.
Commodity price risk
We are exposed to fuel price risk on fuel purchases. SinoSing Power and its subsidiaries use fuel oil swap to hedge against such risk. The table below provides information about the fuel swap contracts that are sensitive to changes in fuel prices, including contract volumes, the weighted average contract prices, and the total contract amount by expected maturity dates.
(RMB expressed in millions, except interest rates and exchange rates)
	As of December 31, 2017
	Expected Maturity Date
	2018	2019	2020	2021	2022	Thereafter	Total	Fair Value
Fuel Swap contracts
Contract Volumes (MT)	423,136	340,395	141,740	20,160	-	-	925,431	—
Weighted Average Price (US$/MT)	324.95	309.04	301.04	317.48	-	-	—	—
Contract Amount (RMB million)	898	687	278	42	-	-	1,905	319
Contract Volumes (BBL)	98,000	-	-	-	-	-	98,000	—
Weighted Average Price (US$/BBL)	62.67	-	-	-	-	-	—	—
Contract Amount (RMB million)	40	-	-	-	-	-	40	3
	As of December 31, 2016
	Expected Maturity Date
	2017	2018	2019	2020	2021	Thereafter	Total	Fair Value
Fuel Swap contracts
Contract Volumes (MT)	715,675	241,015	74,050	-	-	-	1,030,740	—
Weighted Average Price (US$/MT)	312.03	298.48	305.44	-	-	-	—	—
Contract Amount (RMB million)	1,551	500	156	-	-	-	2,207	103
Contract Volumes (BBL)	78,960	-	-	-	-	-	78,960	—
Weighted Average Price (US$/BBL)	51.63	-	-	-	-	-	—	—
Contract Amount (RMB million)	28	-	-	-	-	-	28	2
For other detailed information of the market risk, please refer to the Note 3(a)(i) to the "Financial Statements".
ITEM 12	Description of Securities Other than Equity Securities
A.	Debt Securities
Not applicable.
B.	Warrants and Rights
Not applicable.
C.	Other Securities
Not applicable.

D.	American Depositary Shares
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

Depositary Payments for the Year 2017
In 2017, we received the payment of US$129,942  (inclusive of withholding tax) from the Bank of New York Mellon, the Depositary for our ADR program, for the reimbursement of our expenses related to investors' relation activities and training activities.
PART II
ITEM 13	Defaults, Dividend Arrearages and Delinquencies
None.
ITEM 14	Material Modifications to the Rights of Security Holders and Use of Proceeds
None.

ITEM 15	Controls and Procedures
Disclosure Controls and Procedures
Our management, with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of December 31, 2017 (the "Evaluation Date"), the end of the fiscal year covered by this annual report. Based on this evaluation, our principal executive officer and principal financial officer have concluded that, as of the Evaluation Date, our disclosure controls and procedures were effective.
Management's Report on Internal Control over Financial Reporting
According to Sarbanes-Oxley Act Section 404, our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in the Exchange Act Rules 13a-15(f) and 15d-15(f). The Company conducted an evaluation of the effectiveness of the design and implementation of our internal control over financial reporting based upon the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as of the end of the period covered by this annual report. The evaluation is conducted under the supervision and with the participation of our management including principal executive officer and principal financial officer of the Company. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2017. The effectiveness of the Company's internal control over financial reporting as of December 31, 2017 has been audited by KPMG Huazhen LLP, an independent registered public accounting firm, as stated in their report which appears herein.
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
Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
Huaneng Power International, Inc.:
Opinion on Internal Control Over Financial Reporting
We have audited Huaneng Power International, Inc. and subsidiaries’ (the “Company”)  internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated statements of financial position of the Company as of December 31, 2017 and 2016, the related consolidated statements of comprehensive income, changes in equity, and cash flows for the years then ended, and the related notes (collectively, the “consolidated financial statements”), and our report dated March 13, 2018 expressed an unqualified opinion on those consolidated financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG Huazhen LLP
Beijing, China
March 13, 2018
Changes in Internal Control over Financial Reporting
During the year ended December 31, 2017, no changes occurred in our internal controls over financial reporting that materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.
ITEM 16	Reserved
ITEM 16A	Audit Committee Financial Expert
The Board of Directors has determined that Mr. Yue Heng and Mr. Zhang Xianzhi qualify as Audit Committee Financial Experts in accordance with the terms of Item 16A of Form 20-F. See "Item 6 Directors, Senior Management and Employees – A. Directors, members of the supervisory committee and senior management".
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
KPMG Huazhen LLP has served as our independent registered public accounting firm for the fiscal years ended December 31, 2017 and 2016, for which audited consolidated financial statements appear in this annual report on Form 20-F.
The following table shows information about fees payable by us to KPMG Huazhen LLP in 2017 and 2016, respectively.
(RMB million)	For the Year Ended December 31,
	2017	2016
Audit fees	42.8	30.2
Audit-related fees	2.4	4.9
Tax fees	0.4	0.4
All other fees	2.4	2.8
Total	48.0	38.3
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
Audit Committee Pre-approval Policies and Procedures
The Audit Committee of the Company's Board of Directors is responsible, among other things, for the oversight of the external auditors subject to the requirements of the PRC Law and the Company's Articles of Association. The Audit Committee has adopted a policy regarding pre-approval of audit and permissible non-audit services to be provided by our independent auditors (the "Policy"). Under the Policy, proposed services either (i) may be pre-approved by the Audit Committee without consideration of specific case-by-case services ("general pre-approval"); or (ii) require the specific pre-approval of the Audit Committee ("specific pre-approval"). General pre-approval applies to services of recurring and predictable nature. These types of services, once approved by the Audit Committee in the beginning, will not require further approval in the future, except when actual fees and expenses exceed pre-approved budget levels. In such a case, the Audit Committee may authorize one of its members to approve budget increases subject to the requirement that such member provides a report on his decision to approve or deny an application for budget increases to the Audit Committee at an Audit Committee meeting held immediately after such member grants or denies the approval.
Specific pre-approval applies to all other services. These services must be approved by the Audit Committee on a case-by-case basis after an application including proposed budget and scope of services to be provided by our independent auditors is submitted to the Audit Committee.
For 2017, all of the services provided by KPMG were pre-approved by the Audit Committee.
ITEM 16D	Exemptions from the Listing Standards for Audit Committees
Not applicable.
ITEM 16E	Purchases of Equity Security by the Issuer and Affiliated Purchasers
Not applicable.
ITEM 16F	Change in Registrant's Certifying Accountant
Not applicable
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

It is required in China that any domestically listed company must establish an independent director system and set forth specific requirements for the qualification of independent directors. For example, an independent director shall not hold any other position in the listed Company other than being an independent  director and shall not be influenced by the main shareholders or the controlling persons of the listed company, or by any other entities or persons with whom the listed company has a significant relationship. The Company has complied with the relevant Chinese corporate governance rules and has implemented internal rules governing the independence and responsibilities of independent directors. The Company determines the independence of independent directors every year.

To empower non-management directors to serve as a more effective check on management, the non-management directors of each listed company must meet at regularly scheduled executive sessions without management.
No similar requirements.

Nominating/Corporate Governance Committee

Listed companies must have a nominating/corporate governance committee composed entirely of independent directors.
The board of directors of a domestically listed company may, through the resolution of the shareholders' meeting, establish a nominating committee composed entirely of directors, of which the independent directors shall be the majority and the convener. The Company has established a nominating committee.

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

The board of directors of a domestically listed company can, through the resolution of the shareholders' meeting, establish an audit committee composed entirely of directors, of which the independent directors are the majority and act as the convener, and, at minimum, one independent director is an accounting professional.

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

The board of directors of a domestically listed company needs to establish the audit committee and make a written rules of procedure. The domestically listed company shall disclose the audit committee’s performance of the duty along with the annual report, including the disclosure of all audit committee meetings.

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

CSRC has issued the Corporate Governance Rules, providing specific rules regarding the process of director election, the duty of directors, the composition and duty of the board of directors and the rules of performance review, with which the Company has complied.

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

China does not have such requirement for a code of ethics. But, the directors and officers must perform their legal responsibilities in accordance with the Company Law of PRC, relative requirements of CSRC and Mandatory Provisions to the Charter of Companies Listed Overseas.

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
See page F-1 through F-120 following Item 19.
ITEM 19	Exhibits
1.1
Articles of Association amended and adopted by the Shareholders' meeting in June 2016, incoporated by reference to Exhibit 1.1 of our annual report on Form 20-F for the year ended December 31, 2016, filed with the SEC on April 17, 2017.

3.1
Shareholders’ Agreement dated May 31, 1994, incorporated by reference to Exhibit 9.1 of our Registration Statement on Form F-1, filed with the SEC on August 24, 1994. Amendment to Shareholders’ Agreement dated May 12, 2006, dincorporated by reference to Exhibit 3.1 of our annual report on Form 20-F for the year ended December 31, 2006, filed with the SEC on April 16, 2007.

8	A list of subsidiaries.*
12.1	Certifications of Principal Executive Officer pursuant to Rule 13a-14(a) promulgated under the U.S. Securities Exchange Act of 1934.*
12.2	Certifications of Principal Financial Officer pursuant to Rule 13a-14(a) promulgated under the U.S. Securities Exchange Act of 1934.*
13.1	Certification pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
101.INS*	XBRL Instance Document.
101.SCH*	XBRL Taxonomy Extension Schema Document.
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document.
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

*	Filed herewith
**	Furnished herewith

THIS PAGE IS INTENTIONALLY LEFT BLANK

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Huaneng Power International, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Huaneng Power International, Inc. and subsidiaries (the “Company”) as of December 31, 2017 and 2016, the related consolidated statements of comprehensive income, changes in equity, and cash flows for the years then ended, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended, in conformity with International Financial Reporting Standards issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 13, 2018 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG Huazhen LLP

We have served as the Company’s auditor since 2012.

Beijing, China
 March 13, 2018

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
 Huaneng Power International, Inc.:
We have audited the accompanying consolidated statements of comprehensive income, changes in equity, and cash flows of Huaneng Power International Inc. and subsidiaries for the year ended December 31, 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.
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
In our opinion, the consolidated financial statements of Huaneng Power International, Inc. and subsidiaries, referred to above present fairly, in all material respects, the results of their operations and their cash flows for the year ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ KPMG
Hong Kong, China
 March 22, 2016, except for Note 5 as to which the date is March 13, 2018

Huaneng Power International, Inc.
Consolidated Statements of Comprehensive Income
For the years ended 31 December 2017, 2016 and 2015
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB, except per share data)

		For the year ended 31 December
	Note	2017	2016	2015
		RMB	RMB	RMB

Operating revenue	5	152,459,444	113,814,236	128,904,873
Tax and levies on operations		(1,376,312)	(1,177,818)	(1,157,760)

Operating expenses
Fuel	6	(92,737,304)	(56,617,542)	(59,242,367)
Maintenance		(4,347,723)	(4,343,349)	(4,556,361)
Depreciation		(20,180,830)	(14,815,620)	(14,411,632)
Labor		(10,590,084)	(8,043,406)	(7,751,551)
Service fees on transmission and transformer facilities of HIPDC		(95,894)	(138,038)	(140,771)
Purchase of electricity		(3,787,032)	(3,066,415)	(3,581,517)
Others	6	(10,160,875)	(7,234,308)	(8,919,988)

Total operating expenses		(141,899,742)	(94,258,678)	(98,604,187)

Profit from operations		9,183,390	18,377,740	29,142,926

Interest income		198,906	147,063	160,723
Financial expenses, net
Interest expense	6	(9,749,004)	(6,817,526)	(7,945,734)
Exchange gain/(loss) and bank charges, net		144,359	(250,076)	(24,336)

Total financial expenses, net		(9,604,645)	(7,067,602)	(7,970,070)

Share of profits less losses of associates and joint ventures	8	425,215	1,298,889	1,525,975
Gain/(loss) on fair value changes of financial assets/liabilities		856,786	(12,986)	(16,742)
Other investment income	6	1,742,081	1,070,034	115,238

Profit before income tax expense	6	2,801,733	13,813,138	22,958,050

Income tax expense	33	(1,217,526)	(3,465,151)	(5,698,943)

Net profit		1,584,207	10,347,987	17,259,107

The accompanying notes are an integral part of these financial statements.
1

Huaneng Power International, Inc.
Consolidated Statements of Comprehensive Income (Continued)
For the years ended 31 December 2017, 2016and 2015
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB, except per share data)

		For the year ended 31 December
	Note	2017	2016	2015
		RMB	RMB	RMB
Other comprehensive (loss)/income, net of tax
Items that may be reclassified subsequently to profit or loss:
Fair value changes of available-for-sale financial assets		281,663	(148,041)	558,261
Gain on disposal of available-for-sale financial assets reclassified to profit or loss		(1,135,356)	(741,648)	-
Share of other comprehensive income/(loss) of investees accounted for under the equity method		121,208	(180,572)	678,793
Effective portion of cash flow hedges		62,853	1,015,103	51,922
Translation differences of the financial statements of foreign operations		84,418	540,442	(133,116)

Other comprehensive (loss)/income, net of tax		(585,214)	485,284	1,155,860

Total comprehensive income		998,993	10,833,271	18,414,967

Net profit attributable to:
- Equity holders of the Company		1,579,836	8,520,427	13,651,933
- Non-controlling interests		4,371	1,827,560	3,607,174
		1,584,207	10,347,987	17,259,107

Total comprehensive income/(loss) attributable to:
- Equity holders of the Company		1,023,118	9,005,227	14,807,889
- Non-controlling interests		(24,125)	1,828,044	3,607,078
		998,993	10,833,271	18,414,967
Earnings per share attributable to the equity holders of the Company (expressed in RMB per share)
- Basic and diluted	34	0.10	0.56	0.94

The accompanying notes are an integral part of these financial statements.
2

Huaneng Power International, Inc.
Consolidated Statements of Financial Position
As at 31 December 2017 and 2016
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB)

		As at 31 December
	Note	2017	2016
		RMB	RMB
ASSETS

Non-current assets
Property, plant and equipment	7	284,328,093	223,061,809
Investments in associates and joint ventures	8	19,517,623	19,632,113
Investment property		217,406	-
Available-for-sale financial assets	10	1,604,993	3,406,032
Land use rights	11	11,264,785	8,456,347
Power generation licenses	12	3,916,246	3,849,199
Mining rights	13	1,646,271	1,646,271
Deferred income tax assets	31	2,300,091	1,263,957
Derivative financial assets	14	75,328	99,721
Goodwill	15	15,484,120	12,135,729
Other non-current assets	16	7,696,845	4,321,945

Total non-current assets		348,051,801	277,873,123

Current assets
Inventories	17	7,385,411	6,879,143
Other receivables and assets	18	6,081,517	5,533,770
Accounts receivable	19	25,447,595	16,393,471
Derivative financial assets	14	258,364	278,602
Bank balances and cash	35	9,364,823	7,881,630

Total current assets		48,537,710	36,966,616

Total assets		396,589,511	314,839,739

The accompanying notes are an integral part of these financial statements.
3

Huaneng Power International, Inc.
Consolidated Statements of Financial Position (Continued)
As at 31 December 2017 and 2016
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB)

		As at 31 December
	Note	2017	2016
		RMB	RMB
EQUITY AND LIABILITIES

Capital and reserves attributable to equity holders of the Company
Share capital	20	15,200,383	15,200,383
Perpetual corporate bonds	21	5,068,550	-
Capital surplus		24,114,400	24,760,331
Surplus reserves	22	8,140,030	8,140,030
Currency translation differences		(675,054)	(787,881)
Retained earnings		35,793,257	38,690,132

		87,641,566	86,002,995

Non-controlling interests		19,973,038	16,183,742

Total equity		107,614,604	102,186,737

Non-current liabilities
Long-term loans	24	107,030,958	64,990,361
Long-term bonds	25	15,993,833	12,182,971
Deferred income tax liabilities	31	4,566,680	2,262,752
Derivative financial liabilities	14	148,486	201,169
Other non-current liabilities	26	5,284,462	2,819,498

Total non-current liabilities		133,024,419	82,456,751

Current liabilities
Accounts payable and other liabilities	27	38,900,132	28,746,617
Taxes payable	28	1,302,210	1,089,105
Dividends payable		1,735,426	1,575,180
Derivative financial liabilities	14	62,178	133,569
Short-term bonds	29	11,068,357	27,311,103
Short-term loans	30	80,251,348	57,668,874
Current portion of long-term loans	24	18,098,458	9,560,885
Current portion of long-term bonds	25	3,997,033	3,294,736
Current portion of other non-current liabilities	26	535,346	816,182

Total current liabilities		155,950,488	130,196,251

Total liabilities		288,974,907	212,653,002

Total equity and liabilities		396,589,511	314,839,739

These financial statements were approved for issue by the Board of Directors on 13 March 2018 and were signed on its behalf.

The accompanying notes are an integral part of these financial statements.
4

Huaneng Power International, Inc.
Consolidated Statements of Changes in Equity
For the years ended 31 December 2017, 2016 and 2015
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB)

	Attributable to equity holders of the Company
		Capital surplus
	Share capital	Share premium	Hedging reserve	Available- for-sale financial assets revaluation reserve	Other capital reserve	Subtotal	Surplus reserves	Currency translation differences	Retained earnings	Total	Non-controlling interests	Total equity

Balance as at 1 January 2015	14,420,383	18,322,575	(1,091,109)	1,279,119	1,111,614	19,622,199	7,196,349	(1,194,819)	30,085,379	70,129,491	14,653,215	84,782,706
Profit for the year ended 31 December 2015	-	-	-	-	-	-	-	-	13,651,933	13,651,933	3,607,174	17,259,107
Other comprehensive income/ (loss):
Fair value changes of available-for-sale financial asset - gross	-	-	-	744,348	-	744,348	-	-	-	744,348	-	744,348
Fair value changes of available-for-sale financial asset - tax	-	-	-	(186,087)	-	(186,087)	-	-	-	(186,087)	-	(186,087)
Shares of other comprehensive income of investees accounted for under the equity method - gross	-	-	-	904,007	-	904,007	-	-	-	904,007	-	904,007
Shares of other comprehensive income of investees accounted for under the equity method - tax	-	-	-	(225,214)	-	(225,214)	-	-	-	(225,214)	-	(225,214)
Changes in fair value of effective portion of cash flow hedges - gross	-	-	(962,683)	-	-	(962,683)	-	-	-	(962,683)	-	(962,683)
Changes in fair value of effective portion of cash flow hedges - tax	-	-	166,135	-	-	166,135	-	-	-	166,135	-	166,135
Cash flow hedges recorded in shareholders' equity reclassified to inventories - gross	-	-	1,003,778	-	-	1,003,778	-	-	-	1,003,778	-	1,003,778
Cash flow hedges recorded in shareholders' equity reclassified to inventories - tax	-	-	(170,642)	-	-	(170,642)	-	-	-	(170,642)	-	(170,642)
Cash flow hedges recorded in shareholders' equity reclassified to exchange gain and bank charges, net - gross	-	-	(137,859)	-	-	(137,859)	-	-	-	(137,859)	-	(137,859)
Cash flow hedges recorded in shareholders' equity reclassified to exchange gain and bank charges, net - tax	-	-	23,436	-	-	23,436	-	-	-	23,436	-	23,436
Cash flow hedges recorded in shareholders' equity reclassified to interest expense - gross	-	-	161,124	-	-	161,124	-	-	-	161,124	-	161,124
Cash flow hedges recorded in shareholders' equity reclassified to interest expense - tax	-	-	(31,367)	-	-	(31,367)	-	-	-	(31,367)	-	(31,367)
Currency translation differences	-	-	-	-	-	-	-	(133,020)	-	(133,020)	(96)	(133,116)
Total comprehensive income /(loss) for the year ended 31 December 2015	-	-	51,922	1,237,054	-	1,288,976	-	(133,020)	13,651,933	14,807,889	3,607,078	18,414,967
Dividends relating to 2014	-	-	-	-	-	-	-	-	(5,479,746)	(5,479,746)	(3,285,330)	(8,765,076)
Issuance of new H shares, net of issuance expenses	780,000	3,904,314	-	-	-	3,904,314	-	-	-	4,684,314	-	4,684,314
Capital injection from non-controlling interests of subsidiaries	-	-	-	-	-	-	-	-	-	-	623,107	623,107
Transfer to surplus reserve	-	-	-	-	-	-	943,681	-	(943,681)	-	-	-
Business combination	-	-	-	-	-	-	-	-	-	-	1,934,865	1,934,865
Others	-	-	-	-	-	-	-	-	-	-	18,806	18,806
Balance as at 31 December 2015	15,200,383	22,226,889	(1,039,187)	2,516,173	1,111,614	24,815,489	8,140,030	(1,327,839)	37,313,885	84,141,948	17,551,741	101,693,689

The accompanying notes are an integral part of these financial statements.
5

Huaneng Power International, Inc.
Consolidated Statements of Changes in Equity (Continued)
For the years ended 31 December 2017, 2016 and 2015
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB)

	Attributable to equity holders of the Company
		Capital surplus
	Share capital	Share premium	Hedging reserve	Available- for-sale financial assets revaluation reserve	Other capital reserve	Subtotal	Surplus reserve	Currency translation differences	Retained earnings	Total	Non-controlling interests	Total equity

Balance as at 1 January 2016	15,200,383	22,226,889	(1,039,187)	2,516,173	1,111,614	24,815,489	8,140,030	(1,327,839)	37,313,885	84,141,948	17,551,741	101,693,689

Profit for the year ended 31 December 2016	-	-	-	-	-	-	-	-	8,520,427	8,520,427	1,827,560	10,347,987
Other comprehensive income/(loss):
Fair value changes of available-for-sale financial assets - gross	-	-	-	(197,529)	-	(197,529)	-	-	-	(197,529)	-	(197,529)
Gain on disposal of available-for-sale financial assets reclassified to profit or loss - gross	-	-	-	(988,865)	-	(988,865)	-	-	-	(988,865)	-	(988,865)
Fair value changes of and gain on disposal of available-for-sale financial assets - tax	-	-	-	296,705	-	296,705	-	-	-	296,705	-	296,705
Shares of other comprehensive income of investees- accounted for under the equity method - gross	-	-	-	(242,217)	-	(242,217)	-	-	-	(242,217)	-	(242,217)
Shares of other comprehensive income of investees-accounted for under the equity method - tax	-	-	-	61,645	-	61,645	-	-	-	61,645	-	61,645
Changes in fair value of effective portion of cash flow hedges - gross	-	-	574,455	-	-	574,455	-	-	-	574,455	-	574,455
Changes in fair value of effective portion of cash flow hedges - tax	-	-	(95,407)	-	-	(95,407)	-	-	-	(95,407)	-	(95,407)
Cash flow hedges recorded in shareholders' equity reclassified to inventories - gross	-	-	603,527	-	-	603,527	-	-	-	603,527	-	603,527
Cash flow hedges recorded in shareholders' equity reclassified to inventories - tax	-	-	(102,600)	-	-	(102,600)	-	-	-	(102,600)	-	(102,600)
Cash flow hedges recorded in shareholders' equity reclassified to exchange gain and bank charges, net - gross	-	-	(55,838)	-	-	(55,838)	-	-	-	(55,838)	-	(55,838)
Cash flow hedges recorded in shareholders' equity reclassified to exchange gain and bank charges, net - tax	-	-	9,492	-	-	9,492	-	-	-	9,492	-	9,492
Cash flow hedges recorded in shareholders' equity reclassified to interest expense - gross	-	-	101,889	-	-	101,889	-	-	-	101,889	-	101,889
Cash flow hedges recorded in shareholders' equity reclassified to interest expense - tax	-	-	(20,415)	-	-	(20,415)	-	-	-	(20,415)	-	(20,415)
Currency translation differences	-	-	-	-	-	-	-	539,958	-	539,958	484	540,442

Total comprehensive income/(loss) for the year ended 31 December 2016	-	-	1,015,103	(1,070,261)	-	(55,158)	-	539,958	8,520,427	9,005,227	1,828,044	10,833,271
Dividends relating to 2015	-	-	-	-	-	-	-	-	(7,144,180)	(7,144,180)	(3,481,663)	(10,625,843)
Net capital injection from non-controlling interests of subsidiaries	-	-	-	-	-	-	-	-	-	-	285,620	285,620

Balance as at 31 December 2016	15,200,383	22,226,889	(24,084)	1,445,912	1,111,614	24,760,331	8,140,030	(787,881)	38,690,132	86,002,995	16,183,742	102,186,737

The accompanying notes are an integral part of these financial statements.
6

Huaneng Power International, Inc.
Consolidated Statements of Changes in Equity (Continued)
For the years ended 31 December 2017, 2016 and 2015
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB)
	Attributable to equity holders of the Company
			Capital surplus
	Share capital	Perpetual corporate bonds	Share premium	Hedging reserve	Available-for-sale financial assets revaluation reserve	Other capital reserve	Subtotal	Surplus reserve	Currency translation differences	Retained earnings	Total	Non-controlling interests	Total equity

Balance as at 1 January 2017	15,200,383	-	22,226,889	(24,084)	1,445,912	1,111,614	24,760,331	8,140,030	(787,881)	38,690,132	86,002,995	16,183,742	102,186,737

Profit for the year ended 31 December 2017	-	68,600	-	-	-	-	-	-	-	1,511,236	1,579,836	4,371	1,584,207
Other comprehensive income/(loss):
Fair value changes of available-for-sale financial assets - gross	-	-	-	-	375,742	-	375,742	-	-	-	375,742	(50)	375,692
Gain on disposal of available-for-sale financial assets reclassified to profit or loss-gross	-	-	-	-	(1,581,994)	-	(1,581,994)	-	-	-	(1,581,994)	-	(1,581,994)
Fair value changes of and gain on disposal of available-for-sale financial assets - tax	-	-	-	-	352,646	-	352,646	-	-	-	352,646	(37)	352,609
Shares of other comprehensive income of investees – accounted for under the equity method - gross	-	-	-	-	162,858	-	162,858	-	-	-	162,858	-	162,858
Shares of other comprehensive income of investees – accounted for under the equity method - tax	-	-	-	-	(41,650)	-	(41,650)	-	-	-	(41,650)	-	(41,650)
Changes in fair value of effective portion of cash flow hedges - gross	-	-	-	85,558	-	-	85,558	-	-	-	85,558	-	85,558
Changes in fair value of effective portion of cash flow hedges - tax	-	-	-	(16,239)	-	-	(16,239)	-	-	-	(16,239)	-	(16,239)
Cash flow hedges recorded in shareholders' equity reclassified to inventories - gross	-	-	-	(109,817)	-	-	(109,817)	-	-	-	(109,817)	-	(109,817)
Cash flow hedges recorded in shareholders' equity reclassified to inventories - tax	-	-	-	18,669	-	-	18,669	-	-	-	18,669	-	18,669
Cash flow hedges recorded in shareholders' equity reclassified to exchange gain and bank charges, net - gross	-	-	-	(2,657)	-	-	(2,657)	-	-	-	(2,657)	-	(2,657)
Cash flow hedges recorded in shareholders' equity reclassified to exchange gain and bank charges, net - tax	-	-	-	452	-	-	452	-	-	-	452	-	452
Cash flow hedges recorded in shareholders' equity reclassified to interest expense - gross	-	-	-	107,233	-	-	107,233	-	-	-	107,233	-	107,233
Cash flow hedges recorded in shareholders' equity reclassified to interest expense - tax	-	-	-	(20,346)	-	-	(20,346)	-	-	-	(20,346)	-	(20,346)
Currency translation differences	-	-	-	-	-	-	-	-	112,827	-	112,827	(28,409)	84,418

Total comprehensive income/(loss) for the year ended 31 December 2017	-	68,600	-	62,853	(732,398)	-	(669,545)	-	112,827	1,511,236	1,023,118	(24,125)	998,993
Business combination (Note 40)	-	-	-	-	-	-	-	-	-	-	-	6,292,577	6,292,577
Issue of perpetual corporate bonds (Note 21)	-	4,999,950	-	-	-	-	-	-	-	-	4,999,950	-	4,999,950
Dividends relating to 2016 (Note 23)	-	-	-	-	-	-	-	-	-	(4,408,111)	(4,408,111)	(2,344,391)	(6,752,502)
Net capital injection from non-controlling interests of subsidiaries	-	-	-	-	-	-	-	-	-	-	-	846,847	846,847
Disposal of non-controlling interests of a subsidiary	-	-	28,054	-	-	-	28,054	-	-	-	28,054	(28,054)	-
Acquisition of non-controlling interests of a subsidiary	-	-	(4,440)	-	-	-	(4,440)	-	-	-	(4,440)	(86,699)	(91,139)
Disposal of subsidiaries (Note 6)	-	-	-	-	-	-	-	-	-	-	-	(866,859)	(866,859)

Balance as at 31 December 2017	15,200,383	5,068,550	22,250,503	38,769	713,514	1,111,614	24,114,400	8,140,030	(675,054)	35,793,257	87,641,566	19,973,038	107,614,604

The accompanying notes are an integral part of these financial statements.
7

Huaneng Power International, Inc.
Consolidated Statements of Cash Flows
For the years ended 31 December 2017, 2016 and 2015
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB)

	For the year ended 31 December
	2017	2016	2015
	RMB	RMB	RMB
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income tax expense	2,801,733	13,813,138	22,958,050
Adjustments to reconcile profit before income tax expense to net cash provided by operating activities:
Depreciation	20,180,830	14,815,620	14,411,632
Provision for impairment loss on property, plant and equipment	1,046,195	1,063,735	1,047,641
Provision for impairment loss on investment in an associate	-	-	178,131
Provision for impairment loss on goodwill	-	-	1,105,649
Provision for impairment loss on mining rights	-	-	760,296
Provision for impairment loss on land use rights	108,590	51,981	-
Provision for other non-current assets	5,008	-	-
Amortization of land use rights	341,125	225,707	213,206
Amortization of other non-current assets	113,878	121,388	92,775
Amortization of employee housing subsidies	653	866	940
Recognition/(reversal) of provision for doubtful accounts	27,682	89,498	(3,392)
(Reversal)/recognition of provision for inventory obsolescence	(263)	(256)	1,828
(Gain)/Loss on fair value changes of financial assets/liabilities	(856,786)	12,986	16,742
Other investment income	(1,742,081)	(1,070,034)	(115,238)
Net loss on disposals of non-current assets	616,456	590,049	438,321
Unrealized exchange (gain)/loss, net	(157,056)	195,055	166,148
Share of profits less losses of associates and joint ventures	(425,215)	(1,298,889)	(1,525,975)
Interest income	(198,906)	(147,063)	(160,723)
Interest expense	9,749,004	6,817,526	7,945,734
Others	171,611	(213,089)	(89,332)
Changes in working capital, net of effects of acquisitions:
Inventories	714,045	(1,270,582)	2,106,821
Other receivables and assets	(199,023)	(20,810)	72,925
Accounts receivable	(6,201,149)	(838,272)	(175,429)
Restricted cash	9,670	(11,566)	499,899
Accounts payable and other liabilities	2,414,376	1,912,034	(2,856,958)
Taxes payable	2,543,863	1,279,505	1,366,209
Interest received	136,134	84,806	102,813
Income tax expense paid	(2,003,011)	(4,692,509)	(6,196,005)

Net cash provided by operating activities	29,197,363	31,510,824	42,362,708

The accompanying notes are an integral part of these financial statements.
8

Huaneng Power International, Inc.
Consolidated Statements of Cash Flows (Continued)
For the years ended 31 December 2017, 2016 and 2015
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB)

		For the year ended 31 December
	Note	2017	2016	2015
		RMB	RMB	RMB
CASH FLOWS FROM INVESTING ACTIVITIES
Payment for the purchase of property, plant and equipment		(25,798,009)	(20,144,903)	(24,191,285)
Proceeds from disposal of property, plant and equipment, land use rights and other non-current assets		286,609	144,346	109,013
Prepayments of land use rights		(213,928)	(89,430)	(136,045)
Payment for the purchase of other non-current assets		(33,498)	(50,653)	(6,981)
Cash dividends received		1,419,380	1,057,642	937,189
Payment for investment in associates and joint ventures		(301,916)	(276,118)	(889,780)
Cash paid for acquiring available-for-sale financial assets		(5,600)	-	-
Cash consideration paid for acquisition of subsidiaries, net of cash acquired	40	(10,817,107)	157,421	(8,887,882)
Cash received from disposal of a subsidiary, net of cash of the subsidiaries		530,437	-	-
Cash received from disposal of available-for-sale financial assets		2,186,758	1,474,301	-
Others		998,049	77,748	50,759

Net cash used in investing activities		(31,748,825)	(17,649,646)	(33,015,012)

The accompanying notes are an integral part of these financial statements.
9

Huaneng Power International, Inc.
Consolidated Statements of Cash Flows (Continued)
For the years ended 31 December 2017, 2016 and 2015
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB)

		For the year ended 31 December
	Note	2017	2016	2015
		RMB	RMB	RMB

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of short-term bonds		30,988,679	32,982,340	18,980,000
Repayments of short-term bonds		(47,000,000)	(25,000,000)	(18,000,000)
Proceeds from short-term loans		107,564,128	85,689,874	67,298,044
Repayments of short-term loans		(96,378,054)	(77,904,489)	(62,600,955)
Proceeds from long-term loans		32,706,327	15,978,023	9,943,689
Repayments of long-term loans		(17,390,982)	(20,702,421)	(12,799,719)
Issuance of long-term bonds		7,800,000	4,200,000	-
Repayments of long-term bonds		(3,300,000)	(11,500,000)	(5,000,000)
Interest paid		(10,080,102)	(7,344,781)	(8,677,316)
Net proceeds from the issuance of new H shares		-	-	4,684,314
Net proceeds from the issuance of perpetual corporate bonds		4,999,950	-	-
Net capital injection from non-controlling interests of subsidiaries		838,084	285,620	623,107
Dividends paid to shareholders of the Company		(4,352,973)	(7,206,220)	(5,535,655)
Dividends paid to non-controlling interests of subsidiaries		(2,184,145)	(2,695,378)	(2,954,194)
Proceeds from sales leaseback classified as finance lease		-	-	100,000
Government grants		590,629	233,276	322,011
Payment for finance leasing		(695,019)	(571,485)	-
Others		(93,342)	(46,209)	(523,985)

Net cash generated from/(used in) financing activities		4,013,180	(13,601,850)	(14,140,659)

Effect of exchange rate fluctuations on cash held		10,171	72,923	32,846

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		1,471,889	332,251	(4,760,117)
Cash and cash equivalents as at beginning of the year		7,810,501	7,478,250	12,238,367
CASH AND CASH EQUIVALENTS AS AT END OF THE YEAR	35	9,282,390	7,810,501	7,478,250

The accompanying notes are an integral part of these financial statements.
10

HUANENG POWER INTERNATIONAL, INC.
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

1	Company organization and principal activities

Huaneng Power International, Inc. (the "Company") was incorporated in the People's Republic of China (the "PRC") as a Sino-foreign joint stock limited company on 30 June 1994. The registered address of the Company is Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the PRC. The Company and its subsidiaries are principally engaged in the generation and sale of electric power to the respective regional or provincial grid companies in the PRC and in the Republic of Singapore ("Singapore"). The Company conducts its business in Singapore through SinoSing Power Pte Ltd. ("SinoSing Power") and its subsidiaries.

The directors consider Huaneng International Power Development Corporation ("HIPDC") and China Huaneng Group Co., Ltd. ("Huaneng Group") as the parent company and ultimate parent company of the Company, respectively. Both HIPDC and Huaneng Group are incorporated in the PRC. HIPDC does not produce financial statements available for public use.

2	Principal accounting policies

The principal accounting policies adopted in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a)	Basis of preparation

These financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (the "IASB"). These financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets at fair value through profit or loss and derivative financial assets and liabilities.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company and its subsidiaries' accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 4.

As at 31 December 2017, the Company and its subsidiaries have net current liabilities of approximately RMB107.4 billion, and a portion of the Company and its subsidiaries' funding requirements for capital expenditures were satisfied by short-term financing. Taking into consideration of the expected operating cash flows of the Company and its subsidiaries and the undrawn available banking facilities of approximately RMB241.9 billion as at 31 December 2017, the Company and its subsidiaries are expected to refinance certain of its short-term loans and bonds and also to consider alternative sources of financing, where applicable and when needed.

Therefore, the directors of the Company are of the opinion that the Company and its subsidiaries will be able to meet its liabilities as and when they fall due within the next twelve months and accordingly, these consolidated financial statements are prepared on a going concern basis.

The IASB has issued several amendments to IFRSs that are first effective for the current accounting period of the Company and its subsidiaries. None of these developments have had a material effect on how the Company and its subsidiaries' results and financial position for the current or prior periods have been prepared or presented. However, additional disclosure has been included in Note 35 to satisfy the new disclosure requirements introduced by the amendments to IAS 7, Statement of cash flows: Disclosure initiative, which require entities to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes. The Company and its subsidiaries have not applied any new standard or interpretation that is not yet effective for current accounting period.

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

Subsidiaries are consolidated from the date when control is transferred to the Company and its subsidiaries. They are de-consolidated from the date when control ceases. Intra-group balances, transactions and cash flows, and any unrealised income and expenses arising from intra-group transactions, are eliminated in full in preparing the consolidated financial statements. Unrealised gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Company and its subsidiaries' interest in the investee. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment. The portion of the shareholders' equity of the subsidiaries, which is not attributable directly or indirectly to the parent company, is separately presented as non-controlling interests in the shareholders' equity in the consolidated financial statements.

When there is any inconsistency on the accounting policies or financial period adopted between subsidiaries and the Company, the financial statements of subsidiaries are adjusted according to the accounting policies or financial period adopted by the Company.

(i)	Business combinations

The acquisition method is used to account for the business combinations of the Company and its subsidiaries (including business combinations under common controls). The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Company and its subsidiaries. Any contingent consideration is measured at fair value at the date of acquisition. If an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as equity, then it is not remeasured and settlement is accounted for within equity. Otherwise, other contingent consideration is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognised in profit or loss. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the Company and its subsidiaries recognize any non-controlling interests in the acquiree either at fair value or at the non-controlling interest's proportionate share of the recognized amounts of acquiree's identifiable net assets. The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill (Note 2(i)). If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in profit or loss.

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

When the Company and its subsidiaries lose control of a subsidiary, it is accounted for as a disposal of the entire interest in that subsidiary, with a resulting gain or loss being recognized in profit or loss. Any interest retained in that former subsidiary at the date when control is lost is recognized at fair value and this amount is regarded as the fair value on initial recognition of a financial asset (Note 2(k)) or, when appropriate, the cost on initial recognition of an investment in an associate or joint venture (Note 2(b)(iii)).

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

When applying equity method, the Company and its subsidiaries adjust net profit or loss of the investees, including the fair value adjustments on the net identifiable assets of the associates and joint ventures and the adjustments to align with the accounting policies of the Company and the Company's financial reporting periods. Current period investment income is then recognized based on the proportionate share of the Company and its subsidiaries in the investees' net profit or loss. Net losses of investees are recognized to the extent of the carrying value of long-term equity investments and any other constituting long-term equity investments in investees that in substance form part of the investments in the investees. The Company and its subsidiaries continue to recognize investment losses and provision if they bear additional obligations which meet the recognition criteria.

The Company and its subsidiaries adjust the carrying amount of the investment and directly recognize into related other comprehensive income based on their proportionate share on the movements of the investees' other comprehensive income.

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

Profits or losses resulting from transactions between the Company and its subsidiaries and the associates and joint ventures are recognized in the Company and its subsidiaries' financial statements only to the extent of the unrelated third party investor's interests in the associates and joint ventures. Loss from transactions between the Company and its subsidiaries and the associates and joint ventures is fully recognized and not eliminated when there is evidence for asset impairment.

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

Items included in the financial statements of each of the Company and its subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The consolidated financial statements are presented in Renminbi ("RMB"), which is the Company's functional and presentation currency.

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

On the disposal of a foreign operation (that is, a disposal of the Company and its subsidiaries' entire interest in a foreign operation, or a disposal involving loss of control over a subsidiary that includes a foreign operation, a disposal involving loss of joint control over a joint ventures that includes a foreign operation, or a disposal involving loss of significant influence over an associate that includes a foreign operation), all of the exchange differences accumulated in equity in respect of that operation attributable to the equity holders of the Company are reclassified to profit or loss.

In the case of a partial disposal that does not result in the Company and its subsidiaries losing control over a subsidiary that includes a foreign operation, the proportionate share of accumulated exchange differences are re-attributed to non-controlling interests and are not recognized in profit or loss. For all other partial disposals (that is, reductions in the Company and its subsidiaries' ownership interest in associates or joint venture that includes a foreign operation that do not result in the Company and its subsidiaries losing significant influence or joint control), the proportionate share of the accumulated exchange difference is reclassified to profit or loss.

(e)	Property, plant and equipment

Property, plant and equipment consists of dam, port facilities, buildings, electric utility plant in service, transportation facilities, others and construction-in-progress ("CIP"). Property, plant and equipment acquired or constructed are initially recognized at cost and carried at the net value of cost less accumulated depreciation and accumulated impairment loss, unless classified as held for sale (or included in a disposal group that is classified as held for sale).

Cost of CIP comprises construction expenditures, other expenditures necessary for the purpose of preparing the CIP for its intended use, those borrowing costs incurred before the assets are ready for intended use that are eligible for capitalization. CIP is not depreciated until such time as the relevant asset is completed and ready for its intended use.

Subsequent costs about property, plant and equipment are included in the asset's carrying amount only when it is probable that future economic benefits associated with the item will flow to the Company and its subsidiaries and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. Other subsequent expenditures not qualified for capitalization are charged in the current period profit or loss when they are incurred.

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

Property, plant and equipment is derecognized when it is disposed of, or is not expected to bring economic benefit through use or disposal. The amount of disposal proceeds arising from sale, transfer, disposal or write-off of the property, plant and equipment less book value and related tax expenses is recorded in 'operating expenses – others' in the statement of comprehensive income.

The carrying amount of property, plant and equipment is written down immediately to its recoverable amount when its carrying amount is greater than its recoverable amount (Note 2(j)).

(f)	Investment property

Investment properties are land and/or buildings which are owned or held under a leasehold interest (Note 2(y)) to earn rental income and/or for capital appreciation. These include land held for a currently undetermined future use and property that is being constructed or developed for future use as investment property.

Investment properties are stated at fair value, unless they are still in the course of construction or development at the end of the reporting period and their fair value cannot be reliably measured at that time. Any gain or loss arising from a change in fair value or from the retirement or disposal of an investment property is recognized in profit or loss. Rental income from investment properties is accounted for as described in Note 2(x)(vi).

(g)	Power generation license

The Company and its subsidiaries acquired the power generation license as part of the business combination with Tuas Power Ltd. ("Tuas Power"). The power generation license is initially recognized at fair value at the acquisition date. The license has an indefinite useful life and is not amortized. The assessment that the license has an indefinite useful life is based on the expected renewal of power generation license without significant restriction and cost, together with the consideration on related future cash flows generated and the expectation of continuous operations. It is tested annually for impairment and carried at cost less accumulated impairment loss. Useful life of the power generation license is reviewed by the Company and its subsidiaries each financial period to determine whether events and circumstances continue to support the indefinite useful life assessment.

(h)	Mining rights

Mining rights are stated at cost less accumulated amortization and impairment losses (Note 2(j)) and are amortized based on the units of production method utilizing only recoverable coal reserves as the depletion base, unless the mining rights are classified as held for sale (or included in a disposal group that is classified as held for sale).

(i)	Goodwill

Goodwill arising from the acquisitions of subsidiaries, associates and joint ventures represents the excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the Company and its subsidiaries' share of the net fair value of the net identifiable assets, liabilities and contingent liabilities of the acquiree at the date of acquisition.

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

The carrying amounts of property, plant and equipment, mining rights, intangible assets with definite useful lives, land use rights and long-term equity investments not accounted for as financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset's recoverable amount is estimated. Goodwill, indefinite-lived intangible assets and intangible assets not yet available for sale are tested for impairment annually regardless of whether there are indications of impairment or more frequently if events or changes in circumstances indicate a potential impairment. An impairment loss is recognized if the carrying amount of an asset or cash-generating unit ("CGU") exceeds its recoverable amount.

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

(k)	Financial instruments

Financial assets are classified in the following categories at initial recognition: at fair value through profit or loss, loans and receivables and available-for-sale. The classification depends on the intention and ability of the Company and its subsidiaries to hold the financial assets.

(i)	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading and designated upon initial recognition as at fair value through profit or loss, and contingent consideration of the acquirer in a business combination. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are classified as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if expected to be settled within 12 months; otherwise, they are classified as non-current.

(ii)	Loans and receivables

Loans and receivables refer to the non-derivative financial assets for which there is no quotation in the active market with fixed or determinable amount. They are included in current assets, except for maturities greater than 12 months after the end of reporting period which are classified as non-current assets. Loans and receivables are primarily included in as 'accounts receivable', 'other receivables and assets' and 'other non-current assets' in the statement of financial position.

(iii)	Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are either designated in this category or not classified in any of the other categories. They are included in current assets when management intends to dispose of the available-for-sale financial assets within 12 months of the end of reporting period, otherwise, they are classified as non-current assets.

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

Changes in the fair value of financial assets at fair value through profit or loss are recorded in 'gain/(loss) on fair value changes of financial assets/liabilities'.

Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost. Loans and receivables are carried at amortized cost using the effective interest method.

Except for impairment loss and translation differences on monetary financial assets, changes in the fair value of available-for-sale financial assets are recognized in other comprehensive income. When these financial assets are derecognized, the accumulated fair value adjustments recognized in equity are included in the statement of comprehensive income as 'other investment income'. Dividends on available-for-sale financial assets are recorded in 'other investment income' when the right of the Company and its subsidiaries to receive payments is established.

(v)	Impairment of financial assets

Except for financial assets at fair value through profit or loss, the Company and its subsidiaries perform assessment on the book value of financial assets at the end of reporting period. Provision for impairment is made when there is objective evidence showing that a financial asset is impaired.

For investments in associates and joint ventures, the impairment loss is measured by comparing the recoverable amount of the investment with its carrying amount.

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

When financial assets carried at amortized cost are impaired, the carrying amount of the financial assets is reduced to the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. The impaired amount is recognized as assets impairment loss in the current period. If there is objective evidence that the value of the financial assets has recovered as a result of objective changes in circumstances occurring after the impairment loss was originally recognized, the originally recognized impairment loss is reversed through profit or loss. For the impairment test of receivables, please refer to Note 2(l).

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

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the statement of comprehensive income within 'gain/(loss) on fair value changes of financial assets/liabilities'.

Amounts accumulated in equity are reclassified to the profit or loss in the periods when the hedged item affects profit or loss. The gain or loss relating to the effective portion of interest rate swaps hedging variable rate borrowings is recognized in the statement of comprehensive income within 'interest expense'. The gain or loss relating to the effective portion of exchange forward hedging foreign currency denominated payables is recognized in the statement of comprehensive income within 'exchange gain/(loss) and bank charges, net'. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset. In the case where the Company and its subsidiaries expect all or a portion of net loss previously recognized directly in other comprehensive income will not be recovered in future financial periods, the irrecoverable portion will be reclassified into profit or loss.

When a hedging instrument expires or is sold, terminated or exercised or when a hedge no longer meets the criteria for hedge accounting, the Company and its subsidiaries will discontinue hedge accounting. Any cumulative gain or loss existing in equity at that time remains in equity and is subsequently recognized when the forecast transaction is ultimately recognized in the profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the statement of comprehensive income within 'gain/(loss) on fair value changes of financial assets/liabilities'.

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

When there is objective evidence that the Company and its subsidiaries will not be able to collect all amounts due according to the original terms of the receivables, impairment test is performed and related provision for doubtful accounts is made based on the shortfall between carrying amounts and respective present value of estimated future cash flows. The carrying amounts of the receivables are reduced through the use of allowance accounts, and the amount of the provision is recognized in the statement of comprehensive income within 'operating expenses – others'. When a receivable is uncollectible, it is written off against the allowance account for the receivable. Subsequent recoveries of amounts previously written off are credited against 'operating expenses – others' in the statement of comprehensive income.

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

All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

(r)	Share Capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

(s)	Perpetual corporate bond

Perpetual corporate bond is classified as equity if it is non-redeemable, or redeemable only at the Company's option, and any interests are discretionary. Interests on perpetual corporate bonds classified as equity are recognised as distributions within equity.

(t)	Payables

Payables primarily include accounts payable and other liabilities, and are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

(u)	Taxation

(i)	Value-added tax ("VAT")

The domestic power, heat and goods sales of the Company and its subsidiaries are subject to VAT. VAT payable is determined by applying 17% (13% or 11% on heat) on the taxable revenue after offsetting deductible input VAT of the period.

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

(ii)	Goods and service tax ("GST")

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

Deferred income tax assets and deferred income tax liabilities are offset when meeting all the conditions below:

(1)	The Company and its subsidiaries have the legal enforceable right to offset current income tax assets and current income tax liabilities;

(2)	Deferred income tax assets and deferred income tax liabilities are related to the income tax levied by the same tax authority of the Company and its subsidiaries.

(v)	Employee benefits

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

(w)	Government grants

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

(x)	Revenue and income recognition

Revenue and income are recognized based the following methods:

Revenue and income are recognized when it is probable that the economic benefits associated with the transaction will flow to the Company and its subsidiaries and the amount of the revenue and income can be measured reliably.

(i)	Electricity and heat sales revenue

Electricity and heat sales revenue represents the fair value of the consideration received or receivable for electricity and heat sold in the ordinary course of the activities of the Company and its subsidiaries (net of VAT or GST). Revenue is earned and recognized upon transmission of electricity to the customers or the power grid controlled and owned by the respective regional or provincial grid companies.

(ii)	Goods sales revenue

Goods sales revenue represents the fair value of the consideration received or receivable for the sale of the goods in the ordinary course of the activities of the Company and its subsidiaries. Goods sales revenue is recognized when the goods is delivered to the customers and there is no unfulfilled obligation that could affect the customer's acceptance of the goods.

(iii)	Service revenue

Service revenue refers to amounts received from service of port loading, conveying and transportation. The Company and its subsidiaries recognize revenue when the relevant service is provided.

(iv)	Dividend income

Dividend income from unlisted investments is recognized when the shareholder's right to receive payment is established. Dividend income from listed investments is recognized when the share price of the investment goes ex-dividend.

(v)	Interest income

Interest income from deposits is recognized on a time proportion basis using effective interest method. Interest income from the finance lease is recognized on a basis that reflects a constant periodic rate of return on the net investment in the finance lease.

(vi)	Rental income from operating leases

Rental income receivable under operating leases is recognized in profit or loss in equal instalments over the periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the use of the leased asset. Lease incentives granted are recognized in profit or loss as an integral part of the aggregate net lease payments receivable. Contingent rentals are recognized as income in the accounting period in which they are earned.

(y)	Leases

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

Please refer to Note 2(k)(u) for impairment test on finance lease receivables.

Where the Company and its subsidiaries acquire the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, of such assets are included in fixed assets and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. Depreciation is provided at rates which write off the cost or valuation of the assets over the term of the relevant lease or, where it is likely the Company and its subsidiaries will obtain ownership of the asset, the life of the asset, as set out in Note 2(e). Impairment losses are accounted for in accordance with the accounting policy as set out in Note 2(j). Finance charges implicit in the lease payments are charged to profit or loss over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period. Contingent rentals are charged to profit or loss in the accounting period in which they are incurred.

(z)	Purchase of electricity

The overseas subsidiary of the Company recognizes electricity purchase cost when it purchases the electricity and transmits to its customers.

(aa)	Financial guarantee contracts

The Company issues financial guarantee contracts that transfer significant insurance risk. Financial guarantee contracts are those contracts that require the issuer to make specified payments to reimburse the holders for losses they incur because specified debtors fail to make payments when due in accordance with the original or modified terms of debt instruments. Where the Company issues a financial guarantee, the fair value of the guarantee is initially recognized as deferred income within accounts payable and other liabilities. The fair value of financial guarantees issued at the time of issuance is determined by reference to fees charged in an arm's length transaction for similar services, when such information is obtainable, or is otherwise estimated by reference to interest rate differentials, by comparing the actual rates charged by lenders when the guarantee is made available with the estimated rates that lenders would have charged, had the guarantees not been available, where reliable estimates of such information can be made. Where consideration is received or receivable for the issuance of the guarantee, the consideration is recognized in accordance with the Company's policies applicable to that category of asset. Where no such consideration is received or receivable, an immediate expense is recognized in profit or loss on initial recognition of any deferred income. The amount of the guarantee initially recognized as deferred income is amortized in profit or loss over the term of the guarantee as income from financial guarantees issued. In addition, provisions are recognised if and when (i) it becomes probable that the holder of the guarantee will call upon the Company under the guarantee, and (ii) the amount of that claim on the Company is expected to exceed the amount currently carried in trade and other payables in respect of the guarantee, i.e. the amount initially recognised, less accumulated amortisation.

(ab)	Dividend distribution

Dividend distribution to the shareholders of the Company and its subsidiaries is recognized as a liability in the period when the dividend is approved in the shareholders' meeting.

(ac)	Contingencies

Contingent liabilities are not recognized in the financial statements. They are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognized in the financial statements but disclosed when an inflow of economic benefit is probable.

(ad)	Standards and amendments to published standards that are not yet effective but relevant to the Company and its subsidiaries

The following are standards or amendments to existing standards that have been published and are mandatory for the accounting periods beginning on or after 1 January 2018, but the Company and its subsidiaries have not early adopted:

•	IFRIC 22, "Foreign currency transactions and advance consideration", which will be effective for accounting periods beginning on or after 1 January 2018.
•	IFRS 15, "Revenue from contracts with customers", which will be effective for accounting periods beginning on or after 1 January 2018.
•	IFRS 9, "Financial instrument (2014)", which will be effective for accounting periods beginning on or after 1 January 2018.
•	IFRS 16, "Leases", which will be effective for accounting periods beginning on or after 1 January 2019.
•	Amendments to IAS 40, "Investment property: Transfers of investment property", which will be effective for accounting periods beginning on or after 1 January 2018.
•	IFRIC 23, "Uncertainty over income tax treatments", which will be effective for accounting periods beginning on or after 1 January 2019.
•	Included in "Annual improvements to IFRSs 2014-2016 Cycle", IAS 28, "Investments in Associates and Joint Ventures", which will be effective for accounting periods beginning on or after 1 January 2018.

The Company and its subsidiaries are in the process of making an assessment of what the impact of these amendments and new standards is expected to be in the period of initial application. While the assessment has been substantially completed for IFRS 9 and IFRS 15, the actual impacts upon the initial adoption of the standards may differ as the assessment completed to date is based on the information currently available to the Company and its subsidiaries, and further impacts may be identified before the standards are initially applied in the Company and its subsidiaries' interim financial report for the six months ending 30 June 2018. The Company and its subsidiaries may also change its accounting policy elections, including the transition options, until the standards are initially applied in that financial report.

(i)	IFRS 9, Financial instruments (2014)

IFRS 9 will replace the current standard on accounting for financial instruments, IAS 39, Financial instruments: Recognition and measurement. IFRS 9 introduces new requirements for classification and measurement of financial assets, including the measurement of impairment for financial assets and hedge accounting. On the other hand, IFRS 9 incorporates without substantive changes the requirements of IAS 39 for recognition and derecognition of financial instruments and the classification and measurement of financial liabilities.

IFRS 9 is effective for annual periods beginning on or after 1 January 2018 on a retrospective basis. The Company and its subsidiaries plan to use the exemption from restating comparative information and will recognise any transition adjustments against the opening balance of equity at 1 January 2018.
29

Expected impacts of the new requirements on the consolidated financial statements are as follows:

•
The Company and its subsidiaries have assessed that their financial assets currently measured at amortised cost and FVTPL will continue with their respective classification and measurements upon the adoption of IFRS 9;

•
With respect to the Company and its subsidiaries' financial assets currently classified as "available-for-sale", these are equity investments which the Company and its subsidiaries have the option to irrevocably designate as FVTOCI (without recycling) on transition to IFRS 9. The Company and its subsidiaries plan to elect this designation option for any of the investments held on 1 January 2018 and will recognise any fair value changes in respect of these investments in other comprehensive income as they arise. The Company and its subsidiaries are in the process of assessing the fair value of the available-for-sale financial assets currently measured at cost less impairment and will disclose the impact to the opening balance of the Company and its subsidiaries' equity as 1 January 2018 in interim financial report for the six months ending 30 June 2018.

•
The classification and measurement requirements for financial liabilities under IFRS 9 are largely unchanged from IAS 39, except that IFRS 9 requires the fair value change of a financial liability designated at FVTPL that is attributable to changes of that financial liability's credit risk to be recognised in other comprehensive income (without reclassification to profit or loss). The Company and its subsidiaries currently do not have any above mentioned financial liabilities designated at FVTPL and therefore this new requirement will not have any impact on the Company and its subsidiaries on adoption of IFRS 9.

•
The new impairment model in IFRS 9 replaces the "incurred loss" model in IAS 39 with an "expected credit loss" model. Under the expected credit loss model, it will no longer be necessary for a loss event to occur before an impairment loss is recognised. Instead, an entity is required to recognise and measure either a 12-month expected credit loss or a lifetime expected credit loss, depending on the asset and the facts and circumstances. The Company and its subsidiaries expect that the application of the expected credit loss model will result in earlier recognition of credit losses. Based on a preliminary assessment, the Company and its subsidiaries do not expect material change to the loss allowance for the Company and its subsidiaries' trade debtors and other debt investment held at amortised cost and net investment in finance lease.

•
IFRS 9 does not fundamentally change the requirements relating to measuring and recognising ineffectiveness under IAS 39. However, greater flexibility has been introduced to the types of transactions eligible for hedge accounting. The Company and its subsidiaries have assessed that its current hedge relationships will qualify as continuing hedges upon the adoption of IFRS 9 and therefore it expects that the accounting for its hedging relationships will not be significantly impacted.

(ii)	IFRS 15, Revenue from contracts with customers

IFRS 15 establishes a comprehensive framework for recognising revenue from contracts with customers. IFRS 15 will replace the existing revenue standards, IAS 18, Revenue, which covers revenue arising from sale of goods and rendering of services, and IAS 11, Construction contracts, which specifies the accounting for revenue from construction contracts. IFRS 15, deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity's contracts with customers. IFRS 15 provides that an entity should recognise revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for the goods or services provided and establishes a five step model to be applied by an entity in evaluating its contracts with customers. Revenue is recognised when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. An entity should adopt IFRS 15 in transition using either modified retrospective approach or cumulative effect method.

During 2017, the Company substantially completed its assessment of the potential impact of the new standard, including performing a review of revenue streams and customer contracts in order to evaluate the effects that this standard may have on the consolidated statement of comprehensive income and consolidated statement of financial position. The Company and its subsidiaries' revenues are substantially generated from the sales of power heat and other goods. Effective 1 January 2018, the Company and its subsidiaries adopted IFRS 15 utilising the cumulative effect method, which results in the Company and its subsidiaries' retaining prior period comparative figures as reported under the previous standards and recognising the cumulative effect of applying IFRS 15 as an adjustment to the opening balance of retained earnings as at the date of initial adoption, and will provide additional disclosures comparing results to previous IFRS in its 2018 consolidated financial statements. The Company and its subsidiaries plan to apply the new revenue standard only to contracts not completed as of the date of initial application, referred to as open contracts. Since the number of open contracts at 31 December is limited, and more than 95% of the Company and its subsidiaries' revenue comprised of contracts with customers from rate-regulated sales of power and heat, where revenue will continue to be recognised upon transmission to the customers, the Company and its subsidiaries expects that the adoption of IFRS 15 will not have material impact on the consolidated financial statements.

(iii)	IFRS 16, Lease

As disclosed in Note 2(y), currently the Company and its subsidiaries classify leases into finance leases and operating leases and account for the lease arrangements differently, depending on the classification of the lease. The Company and its subsidiaries enter into some leases as the lessor and others as the lessee.

IFRS 16 is not expected to impact significantly on the way that lessors account for their rights and obligations under a lease. However, once IFRS 16 is adopted, lessees will no longer distinguish between finance leases and operating leases. Instead, subject to practical expedients, lessees will account for all leases in a similar way to current finance lease accounting, i.e. at the commencement date of the lease the lessee will recognise and measure a lease liability at the present value of the minimum future lease payments and will recognise a corresponding "right-of-use" asset. After initial recognition of this asset and liability, the lessee will recognise interest expense accrued on the outstanding balance of the lease liability, and the depreciation of the right-of-use asset, instead of the current policy of recognising rental expenses incurred under operating leases on a systematic basis over the lease term. As a practical expedient, the lessee can elect not to apply this accounting model to short-term leases (i.e. where the lease term is 12 months or less) and to leases of low-value assets, in which case the rental expenses would continue to be recognised on a systematic basis over the lease term.

IFRS 16 will primarily affect the Company and its subsidiaries' accounting as a lessee of leases for properties, plant and equipment which are currently classified as operating leases. The application of the new accounting model is expected to lead to an increase in both assets and liabilities and to impact on the timing of the expense recognition in the statement of profit or loss over the period of the lease. As disclosed in Note 39(b), at 31 December 2017 the Company and its subsidiaries' future minimum lease payments under non-cancellable operating leases amount to RMB1,487 million for property, plant and equipment and land use rights, the majority of which is payable either between 1 and 5 years after the reporting date or in more than 5 years. Some of these amounts may therefore need to be recognised as lease liabilities, with corresponding right-of-use assets, once IFRS 16 is adopted. The Company and its subsidiaries will need to perform a more detailed analysis to determine the amounts of new assets and liabilities arising from operating lease commitments on adoption of IFRS 16, after taking into account the applicability of the practical expedient and adjusting for any leases entered into or terminated between now and the adoption of IFRS 16 and the effects of discounting.

There are no other amendments and new standards that are not yet effective that would be expected to have a material impact on the Company and its subsidiaries' consolidated financial statements.

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

Foreign exchange risk of the entities operating within the PRC primarily arises from loans denominated in foreign currencies of the Company and its subsidiaries. SinoSing Power and its subsidiaries are exposed to foreign exchange risk on bank balances, accounts receivable, other receivables and assets, accounts payable and other liabilities that are denominated primarily in US$, a currency other than Singapore dollar ("S$"), their functional currency. Please refer to Note 18, 19, 24, 27 and 35 for details. The Company and its subsidiaries manage exchange risk through closely monitoring interest and exchange market.

As at 31 December 2017, if RMB had weakened/strengthened by 5% (2016: 5%) against US$ and 3% (2016: 3%) against EUR ("€") with all other variables constant, the Company and its subsidiaries would further recognize exchange loss/gain amounted RMB112 million (2016: RMB142 million) and RMB7million (2016: RMB9 million), respectively. The ranges of such sensitivity disclosed above were based on the observation on the historical trend of related exchange rates during the previous year under analysis.

As at 31 December 2017, if S$ had weakened/strengthened by 10% (2016: 10%) against US$ with all other variables constant, the Company and its subsidiaries would further recognize exchange gain/loss amounted RMB30million (2016: exchange loss/gain RMB10 million). The ranges of such sensitivity disclosed above were based on the management's experience and forecast.

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

Detailed information relating to the available-for-sale financial assets is disclosed in Note 10. The Company closely monitors the pricing trends in the open market in determining its long-term strategic stakeholding decisions.

The Company and its subsidiaries are exposed to fuel price risk on fuel purchases. In particular, SinoSing Power and its subsidiaries use fuel oil swap to hedge against such a risk and designate them as cash flow hedges. Please refer to Note 14 for details.
33

(3)	Cash flow interest rate risk

The interest rate risk of the Company and its subsidiaries primarily arises from long-term loans. Loans borrowed at variable rates expose the Company and its subsidiaries to cash flow interest rate risk. The exposures of these risks are disclosed in Note 24 to the financial statements. The Company and its subsidiaries have entered into interest rate swap agreements with banks to hedge against a portion of cash flow interest rate risk.

As at 31 December 2017, if interest rates on RMB-denominated borrowings had been 50 basis points higher/lower with all other variables held constant, interest expense for the year would have been RMB789 million (2016: RMB520 million) higher/lower. If interest rates on US$-denominated borrowings had been 50 basis points higher/lower with all other variables held constant, interest expense for the year would have been RMB6 million (2016: RMB7 million) higher/lower. If interest rates on S$-denominated borrowings had been 100 basis points higher/lower with all other variables held constant, interest expense for the year would have been RMB72 million (2016: RMB59 million) higher/lower. The ranges of such sensitivity disclosed above were based on the observation on the historical trend of related interest rates during the previous year under analysis.

The Company has entered into a floating-to-fixed interest rate swap agreement to hedge against cash flow interest rate risk of a loan. According to the interest rate swap agreement, the Company agrees with the counterparty to settle the difference between fixed contract rates and floating-rate interest amounts calculated by reference to the agreed notional amounts quarterly until 2019. Tuas Power Generation Pte. Ltd. ("TPG") also entered into a number of floating-to-fixed interest rate swap agreements to hedge against cash flow interest rate risk of a loan. According to the interest rate swap agreements, TPG agrees with the counterparty to settle the difference between fixed contract rates and floating-rate interest amounts calculated by reference to the agreed notional amount semi-annually until 2020. Please refer to Note 14 for details.

(ii)	Credit risk

Credit risk arises from bank deposits, accounts receivable, other receivables and assets, available-for-sale financial assets and other non-current assets. The maximum exposures of available-for-sale financial assets, other non-current assets, other receivables and assets, accounts receivable and bank deposits are disclosed in Note 10, 16, 18, 19 and 35 to the financial statements, respectively.

Bank deposits are placed with reputable banks and financial institutions. In addition, a significant portion is deposited with a non-bank financial institution which is a related party of the Company. The Company has a director on the Board of this non-bank financial institution and exercises influence. Corresponding maximum exposures of these bank deposits are disclosed in Note 36 (a)(i) to the financial statements.

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

Singapore subsidiaries derive revenue mainly from sale of electricity to the National Electricity Market of Singapore operated by Energy Market Company Pte. Ltd., which does not have high credit risk. Singapore subsidiaries also derive revenue mainly from retailing electricity to consumers with monthly consumption of more than 2,000kWh. These customers engage in a wide spectrum of manufacturing and commercial activities in a variety of industries. Singapore subsidiaries hold cash deposits of RMB161.37 million (2016: RMB175.86 million) and guarantees from creditworthy financial institutions as a security from these customers.

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

Financial liabilities due within 12 months are presented as current liabilities in the statement of financial position. The cash flows of derivative financial liabilities and repayment schedules of the long-term loans and long-term bonds are disclosed in Note 14, 24 and 25, respectively.

(b)	Fair value estimation

(i)	Fair value measurements

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

•	Level 1- Quoted prices (unadjusted) in active markets for identical assets or liabilities.
•	Level 2- Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).
•	Level 3- Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The following table presents the assets and liabilities that are measured at fair value at 31 December 2017.

	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss
– Trading derivatives (Note 14)	-	2,726	-	2,726
–Contingent consideration (Note 40)	-	-	859,547	859,547

Derivatives used for hedging (Note 14)	-	330,966	-	330,966

Available-for-sale financial assets – Equity securities (Note 10)	9,223	-	-	9,223

Total assets	9,223	333,692	859,547	1,202,462

Liabilities
Financial liabilities at fair value through profit or loss
– Trading derivatives (Note 14)	-	125	-	125
Derivatives used for hedging (Note 14)	-	210,539	-	210,539

Total liabilities	-	210,664	-	210,664

The following table presents the assets and liabilities that are measured at fair value at 31 December 2016.

	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss – Trading derivatives (Note 14)	-	5,881	-	5,881

Derivatives used for hedging (Note 14)	-	372,442	-	372,442

Available-for-sale financial assets – Equity securities (Note 10)	1,820,713	-	-	1,820,713

Total assets	1,820,713	378,323	-	2,199,036

Liabilities
Financial liabilities at fair value through profit or loss
– Trading derivatives (Note 14)	-	619	-	619

Derivatives used for hedging (Note 14)	-	334,119	-	334,119

Total liabilities	-	334,738	-	334,738

The fair value of financial instruments traded in active markets is based on quoted market prices at the end of reporting period. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm's length basis. The quoted market price used for financial assets held by the Company and its subsidiaries is the current bid price. These instruments are included in level 1. As at 31 December 2017, instruments included in level 1 are equity instruments in listed securities classified as available for sale.

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

•
The contingent consideration is valued using discounted cash flow. The valuation model considers the present value of the expected future receivables discounted using a risk-adjusted discounted rate. The expected future contingent considerations are determined by considering the expected performance of acquired entities through 31 December 2019, representing the measurement period for contingent consideration

Instruments included in level 2 comprise forward exchange contracts, fuel oil swaps and interest rate swaps.

During the year ended 31 December 2017, there are no transfers of financial instruments between level 1 and level 2, or transfers into or out of level 3.

The movements during the period in the balance of the Level 3 fair value measurements are as follows:

2017
Contingent consideration
Beginning of the year	-
Movement:
Gains on fair value changes	859,547
End of the year	859,547
Total gains for the period included in profit or loss for assets held at the end of the reporting period	859,547

(ii)	Fair value disclosures

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

The estimated fair value of long-term loans and long-term bonds (both including current maturities) was approximately RMB125.00 billion and RMB19.81billion as at 31 December 2017 (2016: RMB74.48 billion and RMB15.71 billion), respectively. The aggregate book value of these liabilities was approximately RMB125.13 billion and RMB19.99 billion as at 31 December 2017 (2016: RMB74.55 billion and RMB15.48 billion), respectively.

(c)	Capital risk management

The objectives of the Company and its subsidiaries when managing capital are to safeguard the ability of the Company and its subsidiaries in continuing as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

The Company and its subsidiaries monitor capital by using debt ratio analysis. This ratio is calculated as total liabilities (sum of current liabilities and non-current liabilities) divided by total assets as shown in the consolidated statement of financial position. During 2017, the strategy of the Company and its subsidiaries remained unchanged from 2016. The debt ratio of the Company and its subsidiaries as at 31 December 2017 was 72.86% (2016: 67.54%).

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

(a)	Accounting estimates on impairment of goodwill and power generation license

The Company and its subsidiaries perform test annually whether goodwill and power generation license have suffered any impairment in accordance with the accounting policies stated in Note 2(j). The recoverable amounts of CGU or CGUs to which goodwill and the power generation license have been allocated are determined based on value-in-use calculations. These calculations require the use of estimates (Note 12 and 15). It is reasonably possible, based on existing knowledge, that outcomes within the next financial period that are different from assumptions could require a material adjustment to the carrying amounts of goodwill and power generation license..

For goodwill allocated to CGUs in the PRC, changes of assumptions in tariff and fuel price could have affected the results of goodwill impairment assessment. As at 31 December 2017, if tariff had decreased by 1% or 5% from management's estimates with other variables constant with the expectations, the Company and its subsidiaries would have to recognize impairment against goodwill by approximately RMB681 million and RMB3,879 million, respectively. If fuel price had increased by 1% or 5% from the management's estimates with other variables constant with the expectations, the Company and its subsidiaries would have to recognize impairment against goodwill by RMB320 million and RMB2,535 million, respectively.

For the sensitivity analysis of power generation license and goodwill of Tuas Power, please refer to Note 12 and 15.

(b)	Useful life of power generation license

As at year end, management of the Company and its subsidiaries assess whether the estimated useful life for its power generation license is indefinite. This assessment is based on the expected renewal of power generation license without significant restriction and cost, together with the consideration on related future cash flows generated and the expectation of continuous operations. Based on existing knowledge, outcomes within the next financial period that are different from assumptions could require a change to the carrying amount of power generation license.

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

Changes of assumptions in tariff and fuel price will affect the result of property, plant and equipment, land use rights and mining rights impairment assessment. For power plants assets that are subject to impairment testing, as at 31 December 2017, if tariff had decreased by 1% or 5% from management's estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognize impairment against property, plant and equipment and land use rights by approximately RMB165 million and RMB1,165 million, respectively. If fuel price had increased by 1% or 5% from the management's estimates with other variables constant with the expectations, the impairment against property, plant and equipment, land use rights and mining rights of the Company and its subsidiaries would increase totaling by approximately RMB45 million and RMB478 million, respectively.

(e)	Approval of construction of new power plants

The receiving of the ultimate approvals from National Development and Reform Commission ("NDRC") on certain power plant construction projects of the Company and its subsidiaries is a critical estimate and judgment of the directors. Such estimates and judgments are based on initial approval documents received as well as their understanding of the projects. Based on historical experience, the directors believe that the Company and its subsidiaries will receive final approvals from NDRC on the related power plant projects. Deviation from the estimate and judgment could result in significant adjustment to the carrying amount of non-current assets.

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

(g)	Business combination

For the business combinations undertaken by the Company, the Company recognises the assets acquired and the liabilities assumed based on their estimated fair value on the date of acquisition. Any excess of purchase consideration over the estimated fair values of acquired identifiable net assets is recorded goodwill (Note 2(i)). The contingent consideration of the Company in the business combination is recognised as a financial asset at fair value through profit or loss (included in other non-current assets and other receivables and assets).

The Company makes judgements and estimates in relation to the fair value of the assets acquired and the liabilities assumed and the contingent consideration from business combination. The fair value of acquired assets and assumed liabilities and the contingent consideration are determined using valuation techniques. Estimating the fair value assigned to each class of acquired assets and assumed liabilities and the contingent consideration are based on expectations and assumptions, in particular in relation to the future sales volumes and the related revenue growth rate, future on-grid tariffs, future capital expenditure, future fuel prices, future other operating costs and the discount rates applied.

A change in the amount allocated to identifiable net assets would have an offsetting effect on the amount of goodwill recognised from the acquisition and would change the amount of depreciation and amortisation expense recognised related to those identifiable net assets. And outcomes within the next financial period that are different from assumptions could require a material adjustment to the carrying amounts of contingent consideration.

5	Revenue and segment information

Revenues recognized during the year are as follows:

	For the year ended 31 December
	2017	2016	2015

Sales of power and heat	148,925,442	112,794,536	127,849,408
Sales of coal	1,143,299	2,909	6,839
Port service	232,360	237,347	211,685
Transportation service	73,830	105,505	104,721
Others	2,084,513	673,939	732,220

Total	152,459,444	113,814,236	128,904,873

Directors and certain senior management of the Company perform the function as the chief operating decision maker (collectively referred to as the "senior management"). The senior management reviews the internal reporting of the Company and its subsidiaries in order to assess performance and allocate resources. The Company has determined the operating segments based on these reports. The reportable segments of the Company are the PRC power segment, Singapore segment and all other segments (mainly including port and transportation operations). No operating segments have been aggregated to form a reportable segment.

Senior management assesses the performance of the operating segments based on a measure of profit before income tax expense under China Accounting Standard for Business Enterprises ("PRC GAAP") excluding dividend income received from available-for-sale financial assets, gains on disposal of available-for-sale financial assets and operating results of the centrally managed and resource allocation functions of headquarters ("Segment results"). Other information provided, except as noted below, to the senior management of the Company is measured under PRC GAAP.

Segment assets exclude prepaid income tax, deferred income tax assets, available-for-sale financial assets and assets related to the centrally managed and resource allocation functions of headquarters that are not attributable to any operating segment ("corporate assets"). Segment liabilities exclude current income tax liabilities, deferred income tax liabilities and liabilities related to the centrally managed and resource allocation functions of headquarters that are not attributable to any operating segment ("corporate liabilities"). These are part of the reconciliation to total assets and liabilities of consolidated statement of financial position.

All sales among the operating segments have been eliminated as internal transactions when preparing consolidated financial statements.

	(Under PRC GAAP)
	PRC power segment	Singapore segment	All other segments	Total
For the year ended 31 December 2017

Total revenue	142,067,629	10,078,031	694,405	152,840,065
Inter-segment revenue	-	-	(380,621)	(380,621)

Revenue from external customers	142,067,629	10,078,031	313,784	152,459,444

Segment results	2,417,073	(577,458)	302,191	2,141,806

Interest income	126,927	70,756	1,223	198,906
Interest expense	(9,026,064)	(450,928)	(145,112)	(9,622,104)
Impairment loss	(1,167,751)	(994)	(19,742)	(1,188,487)
Depreciation and amortization	(18,081,299)	(856,979)	(189,764)	(19,128,042)
Net loss on disposal of non-current assets	(580,345)	(995)	(3)	(581,343)
Share of profits less losses of associates and joint ventures	(7,318)	-	307,923	300,605
Income tax expense	(1,667,234)	99,150	(5,386)	(1,573,470)

			(Under PRC GAAP)
	PRC power segment	Singapore segment	All other segments	Total
For the year ended 31 December 2016 (Restated*)
Total revenue	129,101,375	8,758,822	634,965	138,495,162
Inter-segment revenue	-	-	(344,866)	(344,866)
Revenue from external customers	129,101,375	8,758,822	290,099	138,150,296
Segment results	17,633,734	(282,703)	(38,433)	17,312,598
Interest income	102,265	69,672	623	172,560
Interest expense	(7,952,640)	(481,263)	(137,825)	(8,571,728)
Impairment (loss)/reversal	(1,410,733)	899	(8,475)	(1,418,309)
Depreciation and amortization	(17,320,753)	(778,426)	(203,493)	(18,302,672)
Net loss on disposal of non-current assets	(693,091)	(172)	(14,303)	(707,566)
Share of profits less losses of associates and joint ventures	973,982	-	73,415	1,047,397
Income tax expense	(4,610,591)	44,135	57,489	(4,508,967)

For the year ended 31 December 2015 (Restated*)

Total revenue	143,679,910	10,143,793	588,266	154,411,969
Inter-segment revenue	-	-	(266,701)	(266,701)
Revenue from external customers	143,679,910	10,143,793	321,565	154,145,268
Segment results	27,473,279	(313,253)	(232,956)	26,927,070
Interest income	115,378	66,898	501	182,777
Interest expense	(9,526,290)	(452,034)	(163,325)	(10,141,649)
Impairment (loss)/reversal	(3,112,370)	1,744	(178,131)	(3,288,757)
Depreciation and amortization	(16,719,037)	(772,003)	(245,936)	(17,736,976)
Net (loss)/gain on disposal of non-current assets	(517,820)	22,450	(1)	(495,371)
Share of profits less losses of associates and joint ventures	1,247,293	-	18,247	1,265,540
Income tax expense	(7,121,207)	254,772	14,397	(6,852,038)

		(Under PRC GAAP)
	PRC power segment	Singapore segment	All other segments	Total
31 December 2017
Segment assets	334,379,104	27,817,680	9,978,885	372,175,669
Including:
Additions to non-current assets (excluding financial assets and deferred income tax assets)	24,447,658	260,240	328,061	25,035,959
Investments in associates	12,577,836	-	2,919,860	15,497,696
Investments in joint ventures	1,457,247	-	1,025,534	2,482,781
Segment liabilities	(264,115,887)	(14,000,442)	(3,026,229)	(281,142,558)
31 December 2016 (Restated*)
Segment assets	331,939,958	28,141,718	11,789,504	371,871,180
Including:
Additions to non-current assets (excluding financial assets and deferred income tax assets)	27,430,205	230,974	854,484	28,515,663
Investments in associates	12,527,711	-	2,880,368	15,408,079
Investments in joint ventures	2,202,002	-	790,610	2,992,612
Segment liabilities	(246,200,555)	(14,027,606)	(5,620,515)	(265,848,676)

A reconciliation of revenue from external customers to operating revenue is provided as follows:

	For the year ended 31 December
	2017	2016(Restated*)	2015(Restated*)
Revenue from external customers
(PRC GAAP)	152,459,444	138,150,296	154,145,268
Reconciling item:
Impact of restatement under PRC GAAP in relation to business combination under common control*(Note 40)	-	(24,336,060)	(25,240,395)

Operating revenue per IFRS consolidated statement of comprehensive income	152,459,444	113,814,236	128,904,873

A reconciliation of segment result to profit before income tax expense is provided as follows:

	For the year ended 31 December
	2017	2016(Restated*)	2015(Restated*)
Segment results (PRC GAAP)	2,141,806	17,312,598	26,927,070
Reconciling items:
Loss related to the headquarter	(170,210)	(699,054)	(327,262)

Investment income from China Huaneng Finance Co., Ltd. ("Huaneng Finance")	143,794	132,018	135,971
Dividend income of available-for-sale financial assets	124,918	105,337	99,071
Gains on disposal of available-for-sale financial asset	1,479,732	932,738	4,282
Impact of restatement under PRC GAAP in relation to business combination under common control*(Note 40)	-	(3,417,300)	(3,454,005)
Impact of other IFRS adjustments**	(918,307)	(553,199)	(427,077)

Profit before income tax expense per IFRS consolidated statement of comprehensive income	2,801,733	13,813,138	22,958,050

Reportable segments' assets are reconciled to total assets as follows:

	As at 31 December
	2017	2016(Restated*)
Total segment assets (PRC GAAP)	372,175,669	371,871,180
Reconciling items:
Investment in Huaneng Finance	1,336,777	1,314,603
Deferred income tax assets	2,980,303	2,447,648
Prepaid income tax	150,838	204,182
Available-for-sale financial assets	1,654,993	3,560,928
Corporate assets	395,148	360,854
Impact of restatement under PRC GAAP in relation to business combination under common control * (Note 40)	-	(70,341,769)
Impact of other IFRS adjustments**	17,895,783	5,422,113

Total assets per IFRS consolidated statement of financial position	396,589,511	314,839,739

Reportable segments' liabilities are reconciled to total liabilities as follows:

	As at 31 December
	2017	2016(Restated*)
Total segment liabilities (PRC GAAP)	(281,142,558)	(265,848,676)
Reconciling items:
Current income tax liabilities	(430,703)	(572,515)
Deferred income tax liabilities	(1,283,950)	(1,429,859)
Corporate liabilities	(3,632,847)	(4,717,617)
Impact of restatement under PRC GAAP in relation to business combination under common control * (Note 40)	-	59,917,072
Impact of other IFRS adjustments**	(2,484,849)	(1,407)

Total liabilities per IFRS consolidated statement of financial position	(288,974,907)	(212,653,002)

Other material items:

	Reportable segment total	Headquarters	Investment income from Huaneng Finance	Impact of restatement under PRC GAAP in relation to business combination under common control	Impact of other IFRS adjustments**	Total
For the year ended 31 December 2017
Total revenue	152,459,444	-	-	-	-	152,459,444
Interest expense	(9,622,104)	(126,900)	-	-	-	(9,749,004)
Depreciation and amortization	(19,128,042)	(38,819)	-	-	(1,468,972)	(20,635,833)
Impairment loss	(1,188,487)	-	-	-	1,275	(1,187,212)
Share of profits less losses of associates and joint ventures	300,605	-	143,794	-	(19,184)	425,215
Net (loss)/gain on disposal of non-current assets	(581,343)	3,174	-	-	(38,287)	(616,456)
Income tax expense	(1,573,470)	-	-	-	355,944	(1,217,526)

For the year ended 31 December 2016 (Restated*)
Total revenue	138,150,296	-	-	(24,336,060)	-	113,814,236
Interest expense	(8,571,728)	(131,244)	-	1,885,446	-	(6,817,526)
Depreciation and amortization	(18,302,672)	(48,934)	-	3,533,820	(344,929)	(15,162,715)
Impairment loss	(1,418,309)	-	-	213,351	-	(1,204,958)
Share of profits less losses of associates and joint ventures	1,047,397	-	132,018	133,694	(14,220)	1,298,889
Net loss on disposal of non-current assets	(707,566)	(14)	-	115,769	1,762	(590,049)
Income tax expense	(4,508,967)	-	-	928,854	114,962	(3,465,151)

For the year ended 31 December 2015 (Restated*)
Total Revenue	154,145,268	-	-	(25,240,395)	-	128,904,873
Interest expense	(10,141,649)	(149,259)	-	2,345,174	-	(7,945,734)
Depreciation and amortization	(17,736,976)	(60,236)	-	3,474,072	(394,473)	(14,717,613)
Impairment loss	(3,288,757)	-	-	198,604	-	(3,090,153)
Share of profits less losses of associates and joint ventures	1,265,540	-	135,971	180,447	(55,983)	1,525,975
Net loss on disposal of non-current assets	(495,371)	(6)	-	90,534	(33,478)	(438,321)
Income tax expense	(6,852,038)	-	-	1,016,588	136,507	(5,698,943)

*
The Company completed the acquisition of equity interests of four companies from Huaneng Group, see Note 40 for details. As the acquisition is a business combination under common control, the transaction is accounted for under merger accounting method under PRC GAAP. The assets and liabilities acquired in business combinations are measured at the carrying amounts of the acquirees in the consolidated financial statements of the ultimate controlling party on the acquisition date. The operating results for all periods presented are retrospectively restated as if the current structure and operations resulting from the acquisition had been in existence from the date when the acquirees first became under the control of the same ultimate controlling party. Therefore the relevant comparative figures in the segment information were restated under PRC GAAP while the acquisition is accounted for using acquisition method under IFRS.

44

**
Other GAAP adjustments above primarily represented the classification adjustments and other adjustments. Other than the classification adjustments, the differences will be gradually eliminated following subsequent depreciation and amortization of related assets or the extinguishment of liabilities.

Geographical information (Under IFRS):

(i)	External revenue generated from the following countries:

	For the year ended 31 December
	2017	2016	2015
PRC	142,381,413	105,055,414	118,761,080
Singapore	10,078,031	8,758,822	10,143,793

Total	152,459,444	113,814,236	128,904,873

The geographical location of customers is based on the location at which the electricity was transferred, goods were delivered and services provided.

(ii)	Non-current assets (excluding financial assets and deferred income tax assets) are located in the following countries:

	As at 31 December
	2017	2016
PRC	319,534,533	249,155,921
Singapore	23,035,758	23,369,766

Total	342,570,291	272,525,687

The information on sales to major customers of the Company and its subsidiaries at amount equal to or more than 10% of external revenue is as follows:

In 2017, the revenue from grid companies under common control of State Grid Corporation of China within PRC power segment in total accounted for 76% of external revenue (2016: 74%, 2015: 81%). The sales from a subsidiary of State Grid Corporation of China at amount more than 10% of external revenue is as follows:

	For the year ended 31 December
	2017		2016		2015
	Amount	Proportion	Amount	Proportion	Amount	Proportion
State Grid Shandong Electric Power Company	28,659,891	19%	12,649,224	11%	14,855,655	12%

6	Profit before income tax expense

Profit before income tax expense was determined after charging/(crediting) the following:

	For the year ended 31 December
	2017	2016	2015

Total interest expense on borrowing	10,225,069	7,267,490	8,716,074
Less: amounts capitalized in property, plant and equipment	476,065	449,964	770,340

Interest expenses charged in consolidated statement of comprehensive income	9,749,004	6,817,526	7,945,734

Auditors' remuneration-audit services	64,160	43,610	41,640
Operating leases charge	364,756	331,496	313,723
Fuel	92,737,304	56,617,542	59,242,367
Depreciation of property, plant and equipment	20,180,830	14,815,620	14,411,632
Amortization of land use rights	341,125	225,707	213,206
Amortization of other non-current assets	113,878	121,388	92,775

Impairment loss of property, plant and equipment (Note 7)	1,046,195	1,063,735	1,047,641
Impairment loss of land use rights (Note 11)	108,590	51,981	-
Impairment loss of investment in an associate	-	-	178,131
Impairment loss of mining rights	-	-	760,296
Impairment loss of goodwill	-	-	1,105,649
Impairment loss of other non-current assets	5,008	-	-
Recognition/(reversal) of provision for
doubtful accounts	27,682	89,498	(3,392)
(Reversal)/recognition of provision for inventory obsolescence	(263)	(256)	1,828

Net loss on disposals of non-current assets	616,456	590,049	438,321
Government grants	(421,912)	(396,467)	(696,735)
Gain on a bargain purchase	-	(129,921)	-

Included in other investment income
-Gains on disposal of available-for-sale financial asset (Note 10)	(1,479,732)	(932,738)	-
-Dividends on available-for-sale financial assets	(124,918)	(103,037)	(97,696)
-Gains on disposal of subsidiaries*	(52,330)	-	-

Included in (gain)/loss on fair value changes of financial assets/liabilities
-Contingent consideration of the business combination (Note 40)	(859,547)	-	-
-Loss on fair value changes of trading derivatives	2,761	12,986	16,762

46

*
For the disposals of Taishan Power Limited Company and Huaneng (Fujian) Harbour Limited Company with no interest being retained. The Company received consideration of RMB781 million and RMB222 Million respectively. The investment income of 52 million was recognized and the related non-controlling interests of RMB681 million and RMB186 million with the subsidiaries were derecognized.

Other operating expenses consist of impairment loss of property, plant and equipment, land use rights and other non-current assets, environmental protection expenses, substituted power arrangement expenses, insurance, gain on a bargain purchase, government grants and other miscellaneous expenses.

7	Property, plant and equipment

	Dam	Port facilities	Buildings	Electric utility plant in service	Transport-ation facilities	Others	CIP	Total
As at 1 January 2016
Cost	1,856,144	3,860,009	8,306,471	327,827,738	980,290	5,809,400	23,851,697	372,491,749
Accumulated depreciation	(153,325)	(436,215)	(2,508,772)	(138,852,591)	(371,226)	(3,366,838)	-	(145,688,967)
Accumulated impairment loss	(268,981)	-	(68,931)	(5,968,962)	-	(81,328)	(741,510)	(7,129,712)

Net book value	1,433,838	3,423,794	5,728,768	183,006,185	609,064	2,361,234	23,110,187	219,673,070

Year ended 31 December 2016
Beginning of the year	1,433,838	3,423,794	5,728,768	183,006,185	609,064	2,361,234	23,110,187	219,673,070
Reclassification	-	1,771	(492,558)	495,841	759	(5,813)	-	-
Business combination	-	-	8,098	303,854	-	2,977	4,576	319,505
Additions	-	1,770	127	418,812	-	122,519	18,839,102	19,382,330
Transfer from CIP	20,170	246,712	1,319,019	12,576,736	20,033	296,648	(14,479,318)	-
Disposals/write-off	-	-	(68,945)	(495,251)	(26,477)	(27,055)	(193,357)	(811,085)
Depreciation charge	(32,987)	(113,810)	(255,882)	(14,004,881)	(48,720)	(387,884)	-	(14,844,164)
Impairment charge	(41,423)	-	(2,303)	(1,005,367)	-	(6,399)	(8,243)	(1,063,735)
Currency translation differences	-	-	-	404,948	-	782	158	405,888

End of the year	1,379,598	3,560,237	6,236,324	181,700,877	554,659	2,357,009	27,273,105	223,061,809

As at 31 December 2016
Cost	1,876,314	4,116,914	9,056,858	341,195,395	875,630	6,041,783	28,022,858	391,185,752
Accumulated depreciation	(186,312)	(556,677)	(2,749,300)	(152,408,524)	(320,971)	(3,596,546)	-	(159,818,330)
Accumulated impairment loss	(310,404)	-	(71,234)	(7,085,994)	-	(88,228)	(749,753)	(8,305,613)

Net book value	1,379,598	3,560,237	6,236,324	181,700,877	554,659	2,357,009	27,273,105	223,061,809

Year ended 31 December 2017
Beginning of the year	1,379,598	3,560,237	6,236,324	181,700,877	554,659	2,357,009	27,273,105	223,061,809
Reclassification	49,386	(404)	52,047	(157,759)	(4,357)	61,087	-	-
Business combination (Note 40)	279,169	-	1,944,531	58,379,270	17,243	443,052	2,717,544	63,780,809
Additions	-	-	184	840,991	-	88,160	21,225,980	22,155,315
Transfer from CIP	15,355	114,688	342,285	20,283,508	288,554	145,705	(21,190,095)	-
Disposals/write-off	-	(14,731)	(30,837)	(1,252,829)	(3,907)	(28,562)	-	(1,330,866)
Disposal of subsidiaries	-	(632,709)	(101,169)	(114,542)	-	(153,096)	(1,242,210)	(2,243,726)
Depreciation charge	(40,200)	(111,529)	(339,630)	(19,155,852)	(59,022)	(494,932)	-	(20,201,165)
Impairment charge	(45,619)	-	(1,651)	(754,753)	-	(2,503)	(241,669)	(1,046,195)
Currency translation differences	-	-	-	151,249	-	263	600	152,112

End of the year	1,637,689	2,915,552	8,102,084	239,920,160	793,170	2,416,183	28,543,255	284,328,093

As at 31 December 2017
Cost	2,220,224	3,358,811	11,173,669	418,360,698	1,155,392	5,972,688	29,534,677	471,776,159
Accumulated depreciation	(226,512)	(443,259)	(3,019,198)	(170,525,898)	(362,222)	(3,523,292)	-	(178,100,381)
Accumulated impairment loss	(356,023)	-	(52,387)	(7,914,640)	-	(33,213)	(991,422)	(9,347,685)

Net book value	1,637,689	2,915,552	8,102,084	239,920,160	793,170	2,416,183	28,543,255	284,328,093

Interest capitalization

Interest expense of approximately RMB476 million (2016: RMB450 million) arising on borrowings for the construction of property, plant and equipment was capitalized during the year and was included in 'Additions' in property, plant and equipment. The weighted average capitalization rate was approximately 4.54% (2016: 4.52%) per annum.

Impairment

In 2017, impairment losses for certain property, plant and equipment and land use rights of approximately RMB1,046 million and RMB109 million have been recognized, respectively. Factors leading to the impairment include lower than expected utilization hours of a subsidiary due to long idle hours of its power generating units and the coal-fire projects in progress was aborted; lower than expected operating results of three subsidiaries in 2017 due to oversupply and fierce competition within the electricity market in the provinces, as well as low profitability of a hydropower plant, a coal-fire project in progress of a subsidiary was aborted as a result of relevant regulation. Discount rates of 9.50%, 9.98%, 9.89%, 14.74% and 9.14% were adopted in the value in use model in the determination of the recoverable amounts for the four coal-fired power plants and the hydropower plant respectively. In addition, as a result of the low demand of coal-fired power in local market, management estimated the possibility of further development of a coal-fired power project was remote, therefore the project under construction with a carrying value of RMB242 million was fully impaired in 2017.

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

Property, plant and equipment held under finance leases

As at 31 December 2017, certain property, plant and equipment with original cost of RMB3,312 million (2016: RMB2,075 million) were held under finance leases, which mainly included power generation assets, ships and pipeline assets.

Security

As at 31 December 2017, certain property, plant and equipment were secured to a bank as collateral against a long-term loan (Note 24).

Buildings without ownership certificate

At 31 December 2017, the Company and its subsidiaries were in the process of applying for the ownership certificate for certain buildings (buildings for power generation process were included in electric utility plant in service) with an aggregate net book value of RMB10,800 million (2016: RMB7,871 million). The management are of the opinion that the Company and its subsidiaries are entitled to lawfully and validly occupy and use of the above mentioned buildings.

8	Investments in associates and joint ventures

	2017	2016
Beginning of the year	19,632,113	19,745,192
Capital injections in associates and joint ventures	301,916	276,118
Business combination (Note 40(a))	1,021,566	-
Transfer from available-for-sale	91,800	-
Transfer to subsidiaries	(736,725)	-
Share of net profit less loss	425,215	1,298,889
Share of other comprehensive income/(loss)	121,208	(180,572)
Currency translation differences	(142,226)	-
Dividends	(835,279)	(1,507,514)
Elimination of unrealized profits on transactions with equity-method investees	(361,965)	-

End of the year	19,517,623	19,632,113

As at 31 December 2017, investments in associates and joint ventures of the Company and its subsidiaries are unlisted except for Shenzhen Energy Corporation Limited ("SECL") which is listed on the Shenzhen Stock Exchange. The following list contains only the particulars of material associates and joint ventures:

Name	Country of incorporation	Registered capital	Business nature and scope of operation	Percentage of equity interest held
				Direct	Indirect[1]

Associates:
SECL*	PRC	RMB2,642,994,398	Energy and investment in related industries	25.02%	-

Hebei Hanfeng Power Generation Limited Liability Company ("Hanfeng Power")	PRC	RMB1,975,000,000	Power generation	40%	-

Huaneng Finance	PRC	RMB5,000,000,000	Provision for financial service including fund deposit services, lending, finance lease arrangements, notes discounting and entrusted loans and investment arrangement within Huaneng Group	20%	-

Huaneng Sichuan Hydropower Co., Ltd. ("Sichuan Hydropower")	PRC	RMB1,469,800,000	Development, investment, construction, operation and management of hydropower	49%	-

China Huaneng Group Fuel Co., Ltd. ("Huaneng Group Fuel Company") **	PRC	RMB3,000,000,000	Wholesale of coal, import and export of coal	50%	-

Hainan Nuclear Power Limited Liability Company("Hainan Nuclear")	PRC	RMB4,831,460,000	Construction and operation of nuclear power plants; production and sales of electricity and related products	30%	-

Joint ventures:
Shanghai Time Shipping Co., Ltd. ("Shanghai Time Shipping")	PRC	RMB1,200,000,000	International and domestic sea transportation	50%	-

Jiangsu Nantong Power Generation Co., Ltd.("Jiangsu Nantong Power")	PRC	RMB1,596,000,000	Operation and Management of power generation plants and transportation related projects	-	35%

Huaneng Shandong Ruyi (Hongkong) Energy Co., Ltd ("Ruyi (Hongkong) Energy")***	Hong Kong	10,000 Shares	Investment in electricity and other related energy projects	-	40%

Shandong Luyi Power International Limited Company ("Luyi Power")***	PRC	RMB35,000,000	Contracting overseas projects and international bidding projects, mechanical and electrical equipment installation engineering and electric power engineering	-	40%

[1]	The indirect percentage of equity interest held represents the effective ownership interest of the Company and its subsidiaries.

*	As at 31 December 2017, the fair value of the Company's shares in SECL was RMB6,010 million (2016: RMB6,813 million).

**
In accordance with the articles of the association of the investee, the Company could only exercise significant influence on the investee and therefore accounts for the investment under the equity method.

***
Ruyi (Hongkong) Energy and Luyi Power were established for Pakistan Sahiwal Project, which are jointly controlled by Huaneng Shandong Power Generation Co., Ltd. and Shandong Ruyi Technology Group Co., Ltd.

All the above associates and joint ventures are accounted for under the equity method in the consolidated financial statements.

Summarized financial information of the material associates, adjusted for any differences in accounting policies and acquisition adjustments, and reconciliation to the carrying amounts in the consolidated financial statements, are disclosed below:

	Sichuan Hydropower		SECL		Huaneng Finance		Hanfeng Power		Huaneng Group Fuel Company		Hainan Nuclear
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
Gross amounts of the associates'
Current assets	1,113,579	1,245,157	16,444,934	14,021,440	25,535,504	13,919,342	650,055	806,432	4,327,146	4,642,797	2,497,765	2,608,909
Non-current assets	14,590,921	14,676,021	56,079,321	46,584,060	20,786,497	18,055,386	2,246,412	2,616,639	4,102,426	4,269,520	22,490,989	23,939,921
Current liabilities	(2,477,362)	(2,410,462)	(20,447,190)	(16,564,310)	(39,588,213)	(25,344,346)	(795,815)	(1,045,876)	(1,778,075)	(1,939,210)	(3,409,360)	(3,330,581)
Non-current liabilities	(8,661,852)	(8,901,599)	(28,491,540)	(19,395,060)	(49,904)	(57,368)	(27,443)	(37,103)	(3,119,462)	(3,432,326)	(17,252,794)	(18,356,288)
Equity	4,565,286	4,609,117	23,585,525	24,646,130	6,683,884	6,573,014	2,073,209	2,340,092	3,532,035	3,540,781	4,326,600	4,861,961
-Equity attributable to shareholders	3,400,953	3,449,824	22,285,077	21,610,140	6,683,884	6,573,014	2,073,209	2,340,092	3,400,344	3,378,952	4,326,600	4,861,961
-Non-controlling interests	1,164,333	1,159,293	1,300,448	3,035,990	-	-	-	-	131,691	161,829	-	-

Revenue	2,247,781	2,053,327	13,908,949	11,427,830	1,393,211	1,093,637	2,073,209	2,192,445	17,166,036	14,356,915	2,504,379	1,897,190
Profit/(loss) from continuing operations attributable to shareholders	222,403	173,220	747,657	1,362,028	718,970	660,089	52,361	290,470	48,876	102,363	(535,361)	18,618
Other comprehensive (loss)/income attributable to shareholders	-	-	521,965	(638,680)	(28,099)	(125,840)	-	-	(6,654)	8,723	-	-
Total comprehensive income/(loss) attributable to shareholders	222,403	173,220	1,269,622	723,348	690,871	534,249	52,361	290,470	42,222	111,086	(535,361)	18,618
Dividend received from the associates	132,923	145,392	148,761	198,348	116,000	122,000	127,698	174,366	10,000	10,000	-	-

Reconciled to the interests in the associates
Gross amounts of net assets attributable to shareholders of the associate	3,400,953	3,449,824	22,285,077	21,610,140	6,683,884	6,573,014	2,073,209	2,340,092	3,400,344	3,378,952	4,326,600	4,861,961
The Company's effective interest	49%	49%	25.02%	25.02%	20%	20%	40%	40%	50%	50%	30%	30%
The Company's share of net assets attributable to shareholders of the associate	1,666,467	1,690,414	5,574,612	5,405,776	1,336,777	1,314,603	829,284	936,037	1,700,172	1,689,476	1,297,980	1,458,588
Impact of adjustments	207,586	207,586	1,161,810	1,161,810	-	-	293,082	293,082	16,521	16,521	14,076	14,076
Carrying amount in the consolidated financial statements	1,874,053	1,898,000	6,736,422	6,567,586	1,336,777	1,314,603	1,122,366	1,229,119	1,716,693	1,705,997	1,312,056	1,472,664

Summarized financial information of material joint ventures adjusted for any differences in accounting policies and acquisition adjustment, and reconciliation to the carrying amount in the consolidated financial statements, are disclosed below:

	Shanghai Time Shipping		Jiangsu Nantong Power		Pakistan Sahiwal Project Related Investment
	2017	2016	2017	2016	2017
Gross amounts of joint ventures'
Current assets	665,410	883,120	656,720	815,359	3,069,065
Non-current assets	4,663,530	5,335,409	5,739,860	6,075,100	9,775,693
Current liabilities	(3,316,709)	(3,177,881)	(2,939,371)	(2,600,258)	(1,955,211)
Non-current liabilities	(617,437)	(1,506,076)	(1,374,656)	(1,931,219)	(8,738,121)
Equity	1,394,794	1,534,572	2,082,553	2,358,982	2,151,426

Included in the above assets and liabilities:
Cash and cash equivalents	96,528	203,018	362,214	96,501	618,105
Current financial liabilities (excluding trade and other payables and provisions)	(2,987,937)	(2,681,857)	(2,404,331)	(2,270,601)	(1,482,269)
Non-current financial liabilities (excluding trade and other payables and provisions)	(617,437)	(1,506,076)	(1,352,000)	(1,931,219)	(8,738,121)

Revenue	3,532,065	3,561,091	3,451,983	3,354,545	2,321,510
(Loss)/profit from continuing operations	(139,780)	1,212	271,364	608,660	(72,227)
Other comprehensive loss	-	-	-	-	(284,452)
Total comprehensive (loss)/income	(139,780)	1,212	271,364	608,660	(356,679)

Dividend received in cash from the joint ventures	-	275,000	724,453	-	-
Included in the above profit:
Depreciation and amortization	317,133	340,826	396,500	393,221	63,122
Interest income	1,406	985	1,810	2,313	10
Interest expense	157,851	149,748	130,028	128,224	104,467
Income tax expense	(45,741)	500	92,294	194,915	224,146

Reconciled to the interest in the joint venture:
Gross amounts of net assets	1,394,794	1,534,572	2,082,553	2,358,982	2,151,426
The Company and its subsidiaries' effective interest	50%	50%	50%	50%	50%
The Company and its subsidiaries' share of net assets	697,397	767,286	1,041,277	1,179,491	1,075,713
Impact of adjustments	18,324	18,324	-	-	(361,965)
Carrying amount in the consolidated financial statements	715,721	785,610	1,041,277	1,179,491	713,748

Aggregate information of associates and joint ventures that are not individually material:

	2017	2016
Aggregate carrying amount of individually immaterial associates and joint ventures in the consolidated financial statements	2,948,510	3,479,043

Aggregate amounts of the Company and its subsidiaries' share of those associates and joint ventures Profit from continuing operations	70,965	263,392
Total comprehensive income	70,965	263,392

As at 31 December 2017, the Company's share of losses of an associate and a joint venture exceeded its interest in the associate and the joint venture and the unrecognized further losses amounted to RMB185 million (2016: RMB163 million).
52

9	Investments in subsidiaries

As at 31 December 2017, the investments in subsidiaries of the Company and its subsidiaries, all of which are unlisted, are as follows:

(i)	Subsidiaries acquired through establishment or investment

Name of subsidiary	Country of incorporation	Type of interest held	Registered capital	Business nature and scope of operations	Percentage of equity interest held
					Interest	Voting

Huaneng International Power Fuel Limited Liability Company	PRC	held directly	RMB 200,000,000	Wholesale of coal	100%	100%

Huaneng Shanghai Shidongkou Power Generation Limited Liability Company ("Shidongkou Power")(i)	PRC	held directly	RMB 1,179,000,000	Power generation	50%	100%

Huaneng Nantong Power Generation Limited Liability Company	PRC	held directly	RMB 798,000,000	Power generation	70%	70%

Huaneng Yingkou Co-generation Limited Liability Company	PRC	held directly	RMB 844,030,000	Production and sales of electricity and heat sale of coal ash and lime	100%	100%

Huaneng Hunan Xiangqi Hydropower Co., Ltd.	PRC	held directly	RMB 328,000,000	Construction, operation and management of hydropower plants and related projects	100%	100%

Huaneng Zuoquan Coal-fired Power Generation Limited Liability Company	PRC	held directly	RMB 960,000,000	Construction, operation and management of electricity projects; Development and utilization of clean energy resources	80%	80%

Huaneng Kangbao Wind Power Utilization Limited Liability Company	PRC	held directly	RMB 407,200,000	Construction, operation and management of wind power plants and related projects; solar power generation	100%	100%

Huaneng Jiuquan Wind Power Generation Co., Ltd.	PRC	held directly	RMB 2,600,000,000	Construction, operation and management of wind power generation and related projects	100%	100%

Huaneng Jiuquan II Wind Power Generation Co., Ltd.	PRC	held directly	RMB 10,000,000	Construction, operation and management of wind power generation and related projects	100%	100%

Huaneng Wafangdian Wind Power Generation Co., Ltd.	PRC	held directly	RMB 50,000,000	Construction, operation and management of wind power generation and related projects	100%	100%

Huaneng Changtu Wind Power Generation Co., Ltd.	PRC	held directly	RMB 50,000,000	Construction, operation and management of wind power generation and related projects	100%	100%

Huaneng Rudong Wind Power Generation Co., Ltd.	PRC	held directly	RMB 90,380,000	Operation, management of wind power generation projects	90%	90%

Huaneng Guangdong Haimen Port Limited Liability Company	PRC	held directly	RMB 331,400,000	Loading, warehousing and conveying services, providing facility services and water transportation services	100%	100%

Huaneng Taicang Port Limited Liability Company	PRC	held directly	RMB 600,000,000	Port provision, cargo loading and storage	85%	85%

Name of subsidiary	Country of incorporation	Type of interest held	Registered capital	Business nature and scope of operations	Percentage of equity interest held
					Interest	Voting

Huaneng Taicang Power Generation Co., Ltd.	PRC	held directly	RMB 804,146,700	Power generation	75%	75%

Huaneng Huaiyin II Power Generation Limited Company	PRC	held directly	RMB 930,870,000	Power generation	63.64%	63.64%

Huaneng Xindian Power Generation Co., Ltd.	PRC	held directly	RMB 465,600,000	Power generation	95%	95%

Huaneng Shanghai Combined Cycle Power Limited Liability Company	PRC	held directly	RMB 699,700,000	Power generation	70%	70%

Huaneng Yumen Wind Power Generation Co., Ltd.	PRC	held directly	RMB 719,170,000	Construction, operation and management of wind power generation and related projects	100%	100%

Huaneng Qingdao Co-generation Limited Company	PRC	held directly	RMB 214,879,000	Construction, operation and management of co-generation power plants and related projects	100%	100%

Huaneng Tongxiang Combined Cycle Co-generation Co., Ltd.	PRC	held directly	RMB 300,000,000	Production and sales of electricity and heat; investment in combined cycle co-generation industries	95%	95%

Huaneng Eastern Yunnan Energy Mine Construction Co., Ltd.	PRC	held indirectly	RMB 10,000,000	Mine engineering, construction engineering, equipment installation engineering	100%	100%

Huaneng Nanjing Combined Cycle Co-generation Co., Ltd.	PRC	held directly	RMB 582,000,000	Construction, operation and management of power plants and related projects	60%	60%

Huaneng Shantou Haimen Power Generation Limited Liability Company	PRC	held directly	RMB 1,508,000,000	Construction, operation and management of power plants and related projects	80%	80%

Huaneng Chongqing Liangjiang Power Generation Limited Liability Company("Liangjiang Power")	PRC	held directly	RMB 726,600,000	Construction, operation and management of natural gas power plants and related projects	90%	90%

Chongqing Huaqing Energy Co., Ltd. ("Huaqing Energy") (ii)	PRC	held indirectly	RMB 44,420,000	Providing thermal energy and cold energy services; supplying electricity	54%	60%

Huaneng Yunnan Fuyuan Wind Power Generation Co., Ltd.	PRC	held directly	RMB 157,290,000	Wind power project investment, management and sales	100%	100%

Huaneng Guizhou Panxian Wind Power Generation Co., Ltd.	PRC	held directly	RMB 86,500,000	Construction and management of wind power plants and related projects	100%	100%

Huaneng Jiangxi Clean Energy Limited Liability Company	PRC	held directly	RMB 5,000,000	Power generation and supply, development, management and construction of clean energy projects	100%	100%

Name of subsidiary	Country of incorporation	Type of interest held	Registered capital	Business nature and scope of operations	Percentage of equity interest held
					Interest	Voting

Huaneng Suzhou Combined Cycle Co-generation Co., Ltd. ("Suzhou Combined Cycle Co-generation") (ix)	PRC	held indirectly	RMB 310,000,000	Construction and management of natural gas power plant and related projects	53.45%	100%

Huaneng Hunan Subaoding Wind Power Generation Co., Ltd.	PRC	held directly	RMB 266,000,000	Construction, operation and management of wind power plants and related projects	100%	100%

Huaneng Suixian Jieshan Wind Power Generation Co., Ltd.	PRC	held directly	RMB 96,500,000	Construction, operation and management of wind power plants and related projects	100%	100%

Huaneng Taiyuan Dongshan Combined Cycle Co-generation Co., Ltd.	PRC	held directly	RMB 600,000,000	Construction and operation of thermal heating network, development and utilization of clean energy resources	100%	100%

Huaneng Xuzhou Tongshan Wind Power Generation Co., Ltd.	PRC	held directly	RMB 2,644,560,000	Wind power generation, electricity engineering design services, maintenance of power supply and control facilities, solar energy power generation	70%	70%

Huaneng Nanjing Co-generation Co., Ltd.	PRC	held directly	RMB 300,000,000	Construction and operation of power plants, thermal heating services	70%	70%

Huaneng Hunan Guidong Wind Power Generation Co., Ltd.	PRC	held directly	RMB 140,000,000	Investment, construction, operation and management of electricity projects; development and utilization of clean energy resources	100%	100%

Huaneng Nanjing Luhe Wind Power Generation Co., Ltd.	PRC	held directly	RMB 63,800,000	Investment, construction, operation, management of electricity projects; development and utilization clean energy resources	100%	100%

Huaneng Luoyuan Power Generation Limited Liability Company	PRC	held directly	RMB 1,000,000,000	Construction, operation and management of power plants and related projects	100%	100%

Huaneng Lingang (Tianjin) Gas Co-generation Co., Ltd.	PRC	held directly	RMB 180,000,000	Providing generation and supply	100%	100%

Huaneng Lingang (Tianjin) Heat Co-generation Co., Ltd.	PRC	held indirectly	RMB 5,000,000	Providing thermal energy and cold energy services, supplying steam and hot water (except portable water), plumbing pipe installation and repair, energy engineering construction	66%	66%

Huaneng Anhui Huaining Wind Power Generation Co., Ltd.	PRC	held directly	RMB 122,000,000	Investment, construction and operation of electricity projects, development and utilization of clean energy resources	100%	100%

Name of subsidiary	Country of incorporation	Type of interest held	Registered capital	Business nature and scope of operations	Percentage of equity interest held
					Interest	Voting

Huaneng Mianchi Co-generation Limited Liability Company	PRC	held directly	RMB 570,000,000	Construction, operation and management of coal-fired plants and related projects	60%	60%

Huaneng Yingkou Xianrendao Co-generation Co., Ltd.	PRC	held directly	RMB 277,690,000	Power generation and supply, development and utilization of clean energy resources	100%	100%

Huaneng Nanjing Xingang Comprehensive Energy Co., Ltd.	PRC	held directly	RMB 10,000,000	Thermal generation and supply, power distribution and sales	65%	65%

Huaneng Changxing Photovoltaic Power Generation Limited Liability Company	PRC	held directly	RMB 16,000,000	Construction and operation of distributed photovoltaic power generation plants and related projects	100%	100%

Huaneng Rudong Baxianjiao Offshore Wind Power Generation Co., Ltd.	PRC	held directly	RMB 610,000,000	Infrastructure construction of wind power plants	70%	70%

Huaneng Guilin Gas Distributed Energy Co., Ltd.	PRC	held directly	RMB 267,450,000	Construction, operation and management of power plants thermal management and related projects	80%	80%

Huaneng (Dalian) Co-generation Co., Ltd.	PRC	held directly	RMB 12,500,000	Construction, operation and management of co-generation power plants and related projects	100%	100%

Huaneng Zhongxiang Wind Power Generation Co., Ltd.	PRC	held directly	RMB 10,000,000	Construction, operation and management of wind power plants and related projects	100%	100%

Huaneng Guanyun Co-generation Co., Ltd.	PRC	held directly	RMB 15,000,000	Construction, operation and management of co-generation power plants, heating network and expansion engineering	100%	100%

Huaneng International Power Hongkong Limited Company	HongKong	held directly	100,000 Shares	Development, construction management and operation of power supply, coal projects; related investment and financing businesses	100%	100%

Tuas Power Generation Pte. Ltd. ("TPG")	Singapore	held indirectly	S$ 1,183,000,001	Power generation and related by-products, derivatives, developing power supply resources, operating electricity and power sales	100%	100%

TP Utilities Pte. Ltd.	Singapore	held indirectly	S$ 255,500,001	Provision of energy, power supply, thermal supply, management of industrial water and waste	100%	100%

Name of subsidiary	Country of incorporation	Type of interest held	Registered capital	Business nature and scope of operations	Percentage of equity interest held
					Interest	Voting

TP-STM Water Resources Pte. Ltd.	Singapore	held indirectly	S$ 4,500,000	Providing desalinated water	60%	60%

Huaneng Shanxi Taihang Power Generation Limited Liability Company	PRC	held directly	RMB 1,086,440,000	Pre-services related to coal-fired generation	60%	60%

Huaneng Mianchi Clean Energy Limited Liability Company	PRC	held directly	RMB 10,000,000	Wind Power generation, new energy development and utilization	100%	100%

Huaneng Zhuolu Clean Energy Limited Liability Company	PRC	held directly	RMB 78,878,100	Construction, operation and management of power plants and related projects	100%	100%

Huaneng Tongwei Wind Power Generation Limited Liability Company	PRC	held directly	RMB 248,000,000	Construction, operation and management of wind power plants and related projects	100%	100%

Huaneng Yizheng Wind Power Generation Limited Liability Company	PRC	held directly	RMB 200,000,000	Wind power plants design, construction, management and maintenance	100%	100%

Huaneng Yancheng Dafeng New Energy Power Generation Limited Liability Company	PRC	held directly	RMB 5,000,000	Construction, operation and management of wind power, photovoltaic power plant	100%	100%

Huaneng Shanyin Power Generation Limited Liability Company	PRC	held directly	RMB 1,573,000,000	Construction, operation and management of power plants and related projects	51%	51%

Huaneng Jiangsu Energy Sales Limited Liability Company	PRC	held directly	RMB 200,000,000	Purchase and sales of electricity and thermal energy, water supply services, construction and operation of electricity distribution network and heating pipe network	100%	100%

Huaneng Liaoning Energy Sales Limited Liability Company	PRC	held directly	RMB 200,000,000	Sales of electricity, thermal energy and circulating hot water	100%	100%

Huaneng Guangdong Energy Sales Limited Liability Company	PRC	held directly	RMB 200,000,000	Power and thermal energy supply, energy conservation technology service, transmission and substation projects contracting	100%	100%

Huaneng Suizhou Power Generation Limited Liability Company	PRC	held directly	RMB 50,000,000	Construction, operation and management of power plants, production and sales of electricity and heating	100%	100%

Huaneng Changle Photovoltaic Power Generation Limited Liability Company	PRC	held directly	RMB 10,000,000	Construction, operation and management of photovoltaic power plants and related projects	100%	100%

Huaneng Longyan Wind Power Generation Limited Liability Company	PRC	held directly	RMB 10,000,000	Construction, operation and management of wind power plants and related projects	100%	100%

Name of subsidiary	Country of incorporation	Type of interest held	Registered capital	Business nature and scope of operations	Percentage of equity interest held
					Interest	Voting

Huaneng Yunnan Malong Wind Power Generation Limited Liability Company	PRC	held directly	RMB 10,000,000	Construction, operation and management of wind power plants and related projects	100%	100%

Huaneng Dandong Photovoltaic Power Generation Limited Liability Company	PRC	held directly	RMB 17,720,000	Investment, construction operation and management of electricity projects, development and utilization of clean energy resources	100%	100%

Huaneng Dongguan Combined Cycle Co-generation Limited Liability Company	PRC	held directly	RMB 50,000,000	Investment of electricity projects, thermal power generation and supply, investment in heating pipe network, development and utilization of clean energy resources	100%	100%

Huaneng Yangxi Photovoltaic Power Generation Limited Liability Company	PRC	held directly	RMB 62,500,000	Photovoltaic electric power production and sales	80%	80%

Huaneng Chongqing Fengjie Wind Power Generation Limited Liability Company	PRC	held directly	RMB 10,000,000	Electricity production and supply; development and utilization of clean energy resources	100%	100%

Huaneng Changxing Hongqiao Photovoltaic Power Generation Limited Liability Company	PRC	held directly	RMB 10,000,000	Electricity production and supply; development and utilization of clean energy resources	100%	100%

Huaneng Jingxing Photovoltaic Power Generation Limited Liability Company	PRC	held directly	RMB 100,000	Investment, construction and management of photovoltaic power plants	100%	100%

Huaneng Shanxi Energy Sales Limited Liability Company	PRC	held directly	RMB 210,000,000	Electricity supply and sales, investment, construction, operation and repair of regional transmission and distribution network	100%	100%

Huaneng Chongqing Energy Sales Limited Liability Company	PRC	held directly	RMB 210,000,000	Operation of natural gas, electric energy and thermal energy products sales	100%	100%

Huaneng Chongqing Luohuang Energy Sales Limited Liability Company	PRC	held indirectly	RMB 210,000,000	Sales and supply of electricity, sales of thermal products	90%	90%

Huaneng Chongqing Tongliang Energy Sales Limited Liability Company	PRC	held indirectly	RMB 210,000,000	Operation of natural gas, sales of electricity supply, sales of thermal products	51%	51%

Huaneng Hunan Energy Sales Limited Liability Company	PRC	held directly	RMB 210,000,000	Electricity and thermal energy products sales	100%	100%

Huaneng Jiangxi Energy Sales Limited Liability Company	PRC	held directly	RMB 210,000,000	Construction, operation and management of heating and power supply facilities	100%	100%

Name of subsidiary	Country of incorporation	Type of interest held	Registered capital	Business nature and scope of operations	Percentage of equity interest held
					Interest	Voting

Huaneng Hebei Energy Sales Limited Liability Company	PRC	held directly	RMB 210,000,000	Construction, installation, maintenance and repair of heating and power supply facilities	100%	100%

Huaneng Henan Energy Sales Limited Liability Company	PRC	held directly	RMB 210,000,000	Sales of electricity, heating, gas and other energy products	100%	100%

Huaneng Handan Heating Limited Liability Company	PRC	held directly	RMB 100,000,000	Construction, operation and maintenance of heating sources and pipe network	100%	100%

Huaneng (Huzhou Development Zone) Photovoltaic Power Generation Limited Liability Company	PRC	held directly	RMB 10,000,000	Photovoltaic power generation; power supply, purchase and sales	100%	100%

Huaneng Fujian Energy Sales Limited Liability Company	PRC	held directly	RMB 210,000,000	Sales of electricity, heating, gas and other energy products	100%	100%

Huaneng Hubei Energy Sales Limited Liability Company	PRC	held directly	RMB 210,000,000	Sales of electricity, heating, gas and other energy products	100%	100%

Huaneng (Sanming) Clean Energy Limited Liability Company	PRC	held directly	RMB 500,000	Construction, operation and management of wind power, photovoltaic power station and related projects	100%	100%

Huaneng Yueyang Xingang Photovoltaic Power Generation Limited Liability Company	PRC	held directly	RMB 16,000,000	Construction, operation and management of electricity projects, development and utilization of clean energy	60%	60%

Huaneng Shanghai Energy Sales Limited Liability Company	PRC	held directly	RMB 210,000,000	Power supply (except construction and operation of electricity network), technology services in energy conservation and environmental protection	100%	100%

Huaneng Yushe Photovoltaic Power Generation Limited Liability Company	PRC	held directly	RMB 10,000,000	Production and supply of electric power	100%	100%

Huaneng Anhui Energy Sales Limited Liability Company	PRC	held directly	RMB 210,000,000	Sales of electricity, heating gas and other energy products	100%	100%

Huaneng (Shanghai) Power Maintenance Limited Liability Company	PRC	held directly	RMB 200,000,000	Contracting installation and repair of electricity facilities	100%	100%

Huaneng Guanyun Clean Energy Power Limited Liability Company *	PRC	held directly	RMB 26,000,000	Sales of electricity	100%	100%

Name of subsidiary	Country of incorporation	Type of interest held	Registered capital	Business nature and scope of operations	Percentage of equity interest held
					Interest	Voting

Huaneng Jianchang Photovoltaic Power Generation Limited Liability Company*	PRC	held directly	RMB 10,000,000	Production and supply of electricity, development and utilization of clean energy resources	100%	100%

Huaneng Chaoyang Photovoltaic Power Generation Limited Liability Company*	PRC	held directly	RMB 10,000,000	Production and supply of electricity, development and utilization of clean energy resources	100%	100%

Huaneng (Luoyuan) Port Limited Company (x) *	PRC	held directly	RMB 169,710,000	Port management, investment and development	100%	100%

Huaneng Shijiazhuang Energy Limited Liability Company *	PRC	held directly	RMB 60,000,000	Production and supply of heating, purchase and sales of electricity	66.60%	66.60%

Huaneng Jiangyin Combined Cycle Co-generation Limited Liability Company*	PRC	held directly	RMB 600,000,000	Production and supply of electricity, production and supply of heating	51%	51%

Huaneng Anyang Energy Limited Liability Company *	PRC	held directly	RMB 10,000,000	Production and supply of electricity, production and supply of heating	100%	100%

Huaneng Shanxi Comprehensive Energy Limited Liability Company *	PRC	held directly	RMB 120,000,000	Production and supply of electricity, production and supply of heating	100%	100%

Huaneng Zhanhua Photovoltaic Power Generation Limited Company ("Zhanhua Photovoltaic Company") (vi)*	PRC	held indirectly	RMB 145,790,000	Photovoltaic power generation	46.40%	58%

Huaneng Weishan New Energy Limited Company ("Weishan New Energy") (vi)*	PRC	held indirectly	RMB 167,000,000	Investment, production and sales of new energy power generation projects	40%	100%

Huaneng Ruyi (Helan) New Energy Limited Company ("Helan New Energy") (vi)*	PRC	held indirectly	RMB 19,000,000	Photovoltaic power generation	40%	100%

Huaneng Dezhou New Energy Limited Company (vi)*	PRC	held indirectly	RMB 2,500,000	Photovoltaic power generation, wind power generation, biomass power generation	80%	100%

Zhaodong Huaneng Dechang Solar Power Generation Limited Company*	PRC	held indirectly	RMB 30,810,000	Solar energy generation and technology promotion, repair electricity facilities	100%	100%

Daqing Huaneng Shuangyu Solar Power Generation Limited Company*	PRC	held indirectly	RMB 20,000,000	Solar energy generation	100%	100%

Huaneng Taizhouwan Juji District Photovoltaic Power Generation Limited Liability Company*	PRC	held directly	RMB 100,000	Production and supply of electricity projects	100%	100%

Name of subsidiary	Country of incorporation	Type of interest held	Registered capital	Business nature and scope of operations	Percentage of equity interest held
					Interest	Voting

Huaneng Mingguang Wind Power Generation Limited Liability Company*	PRC	held directly	RMB 10,000,000	Production and supply of electricity; investment,construction, operation and management of electricity projects	100%	100%

Huaneng Guangxi Energy Sales Limited Liability Company*	PRC	held directly	RMB 210,000,000	Power supply, contracting installation and repair of electricity facilities	100%	100%

Huaneng Ruzhou Clean Energy Limited Liability Company*	PRC	held directly	RMB 80,000,000	Production and supply of electricity projects, investment, construction and operation of electricity projects	95%	95%

Huaneng Hunan Lianping Wind Power Generation Limited Liability Company*	PRC	held directly	RMB 173,920,000	Production and supply of electricity	80%	80%

Huaneng Abagaqi Clean Energy Limited Liability Company*	PRC	held directly	RMB 100,000	Production, supply and sales of electricity and thermal energy	100%	100%

Huaneng Jiashan Photovoltaic Power Generation Limited Liability Company*	PRC	held directly	RMB 10,000,000	Production and supply of electricity	100%	100%

Huaneng Zhejiang Energy Sales Limited Liability Company*	PRC	held directly	RMB 210,000,000	New energy technology development, technology consulting, transferring of results	100%	100%

Huaneng Guangdong Shantou Power Generation Limited Liability Company*	PRC	held directly	RMB 10,000,000	Production and supply of electricity and thermal energy	100%	100%

Huaneng Shantou Photovoltaic Power Generation Limited Liability Company*	PRC	held directly	RMB 100,000	Production and supply of electricity	100%	100%

Huaneng Guigang Clean Energy Limited Liability Company*	PRC	held directly	RMB 10,000,000	Production and supply of electricity, investment, construction and operation of electricity projects	100%	100%

Huaneng Changxing Jiapu Photovoltaic Power Generation Limited Liability Company*	PRC	held directly	RMB 10,000,000	Production and supply of electricity, investment in electricity projects	100%	100%

Huaneng Hainan Energy Sales Limited Liability Company*	PRC	held indirectly	RMB 210,000,000	Construction and operation of heat and power supply facilities, operation of heat resources, heat network and power supply facilities	91.80%	91.80%

Huaneng Yangpu Co-generation Limited Company*	PRC	held indirectly	RMB 802,222,000	Investment, construction operation and management of electricity projects and heat pipe network	82.62%	82.62%

*	These companies were newly established in 2017.

(ii)	Subsidiaries acquired from business combinations under common control

Name of subsidiary	Country of incorporation	Type of interest held	Registered capital	Business nature and scope of operations	Percentage of equity interest held
					Interest	Voting

Huaneng (Suzhou Industrial Park) Power Generation Co., Ltd	PRC	held directly	RMB 632,840,000	Power generation	75%	75%

Huaneng Qinbei Power Generation Co., Ltd. ("Qinbei Power")	PRC	held directly	RMB 1,540,000,000	Power generation	60%	60%

Huaneng Yushe Power Generation Co., Ltd.	PRC	held directly	RMB 615,760,000	Power generation, power distribution, sales of power	60%	60%

Huaneng Hunan Yueyang Power Generation Limited Liability Company	PRC	held directly	RMB 1,935,000,000	Power generation	55%	55%

Huaneng Chongqing Luohuang Power Generation Limited Liability Company ("Luohuang Power")	PRC	held directly	RMB 1,748,310,000	Power generation	60%	60%

Huaneng Pingliang Power Generation Co., Ltd.	PRC	held directly	RMB 924,050,000	Power generation	65%	65%

Huaneng Nanjing Jinling Power Generation Co., Ltd.	PRC	held directly	RMB 1,513,136,000	Power generation	60%	60%

Huaneng Qidong Wind Power Generation Co., Ltd.	PRC	held directly	RMB 391,738,500	Development of wind power projects, production and sales of electricity	65%	65%

Tianjin Huaneng Yangliuqing Co-generation Limited Liability Company ("Yangliuqing Co-generation")	PRC	held directly	RMB 1,537,130,909	Power generation, heat supply, facilities installation, maintenance and related services	55%	55%

Huaneng Beijing Co-generation Limited Liability Company ("Beijing Co-generation") (iii)	PRC	held directly	RMB 3,702,090,000	Construction and operation of power plants and related construction projects	41%	66%

Huaneng Wuhan Power Generation Co., Ltd. ("Wuhan Power")	PRC	held directly	RMB 1,478,461,500	Investment, construction, operation and management of electricity projects, development and utilization of clean energy resources	75%	75%

Huaneng Anyuan Power Generation Co., Ltd. ("Anyuan Power")	PRC	held directly	RMB 1,175,117,300	Construction and operation of power plants and related construction projects, Production of electricity	100%	100%

Huaneng Hualiangting Hydropower Co., Ltd. ("Hualiangting Hydropower")	PRC	held directly	RMB 50,000,000	Generation and transfer of power supply, water supply (irrigation)	100%	100%

Huaneng Chaohu Power Generation Co., Ltd. ("Chaohu Power") (iv)	PRC	held directly	RMB 840,000,000	Construction, operation, management of electricity projects,development and utilization of clean energy resources	60%	70%

Huaneng Jingmen Thermal Power Co., Ltd. ("Jingmen Thermal Power")	PRC	held directly	RMB 780,000,000	Thermal power, power development and other service	100%	100%

Name of subsidiary	Country of incorporation	Type of interest held	Registered capital	Business nature and scope of operations	Percentage of equity interest held
					Interest	Voting

Enshi Qingjiang Dalongtan Hydropower Development Co., Ltd. ("Dalongtan Hydropower")	PRC	held directly	RMB 76,000,000	Hydropower development, production and management of electric power, urban water supply	97%	97%

Huaneng Suzhou Thermal Power Co., Ltd. ("Suzhou Thermal Power") (v)	PRC	held directly	RMB 600,000,000	Construction, operation and management of electricity projects, development and utilization of clean energy	53.45%	100%

Huaneng Hainan Power Generation Limited Company ("Hainan Power")	PRC	held directly	RMB 1,326,419,587	Investment, construction operation of various power plants, regular energy and new energy development	91.80%	91.80%

Huaneng Ruijin Power Generation Co., Ltd. ("Ruijin Power Generation")	PRC	held directly	RMB 536,923,299	Construction, operation, management of electricity projects, development and utilization of clean energy	100%	100%

Huaneng Yingcheng Thermal Power Co., Ltd. ("Yingcheng Thermal Power")	PRC	held directly	RMB 650,000,000	Construction and operation of power plants and production, sales of power and heat	100%	100%

Huaneng Heilongjiang Power Generation Limited Company ("Heilongjiang Power")	PRC	held directly	RMB 783,350,000	Development, investment, construction, production and management of power (thermal) projects	100%	100%

Huaneng Hegang Power Generation Limited Company ("Hegang Power")	PRC	held indirectly	RMB 1,092,550,000	The electricity power construction, energy conservation and development projects, heat production and supply	64%	64%

Huaneng Xinhua Power Generation Limited Liability Company ("Xinhua Power")	PRC	held indirectly	RMB 284,880,000	Power generation, power equipment repair	70%	70%

Huaneng Tongjiang Wind Power Generation Limited Company ("Tongjiang Wind Power")	PRC	held indirectly	RMB 330,000,000	Wind power generation, wind power plants operation, planning and design	82.85%	82.85%

Huaneng Daqing Thermal Power Limited Company ("Daqing Thermal Power")	PRC	held indirectly	RMB 630,000,000	Power generation, thermal production and supply	100%	100%

Daqing Luyuan Wind Power Generation Limited Company ("Luyuan Wind Power")	PRC	held indirectly	RMB 451,000,000	Wind power generation	100%	100%

Huaneng Yichun Thermal Power Limited Company ("Yichun Thermal Power")	PRC	held indirectly	RMB 534,000,000	Power construction, production and sales, thermal production and sales production of heat and hot water	100%	100%

Huaneng Heilongjiang Energy Sales Limited Company ("Heilongjiang Energy Sales")	PRC	held indirectly	RMB 210,000,000	Power supply,	100%	100%

					Percentage of equity interest held
Name of subsidiary	Country of incorporation	Type of Interest held	Registered capital	Business nature and scope of operations	Interest	Voting

Zhaodong Huaneng Thermal Power Limited Company ("Zhaodong Thermal Power")	PRC	held indirectly	RMB 10,000,000	Heating production and supply	100%	100%

Huaneng Jilin Power Generation Limited Company ("Jilin Power")	PRC	held directly	RMB 1,917,130,000	Power (thermal) projects, development of new energy projects investment, construction, production, operation and sales	100%	100%

Huaneng Linjiang Jubao Hydropower Limited Company ("Jubao Hydropower")	PRC	held indirectly	RMB 20,000,000	Hydropower development and operation, construction and operation of photovoltaic power generation	100%	100%

Huaneng Jilin Energy Sales Limited Company ("Jilin Energy Sales-)	PRC	held indirectly	RMB 210,000,000	Thermal (cold) production and supply, power supply	100%	100%

Huaneng Jilin Biological Power Generation Limited Company ("Jilin Biological Power')	PRC	held indirectly	RMB 183,800,000	Biomass power generation	100%	100%

Huaneng Shandong Power Generation Limited Company ("Shandong Power")	PRC	held directly	RMB 4,241,460,000	Power (thermal) project development, investment. construction and management	80%	80%

Huaneng Jining New Energy Limited Company ("Jining New Energy") (vi)	PRC	held indirectly	RMB 38,000,000	investment, construction and management of photovoltaic and wind power projects	80%	100%

Huaneng Zibo Boshan Photovoltaic Power Limited Company ("Zibo Photovoltaic") (vi)	PRC	held indirectly	RMB 22,000.000	Solar power generation, sales	80%	100%

Huaneng Rizhao Thermal Power Limited Company ("Rizhao Thermal Power") (vi)	PRC	held indirectly	RMB 52,000,000	Urban heat construction, maintenance and operation design and construction of heat engineering	80%	100%

Huaneng Laiwu New Energy Limited Company ("Laiwu New Energy") (vi)	PRC	held indirectly	RMB 68,000,000	Photovoltaic power and wind power generation	80%	100%

Huaneng Shandong Sishui New Energy Limited Company ("Sishui New Energy") (vi)	PRC	held indirectly	RMB 36,000,000	Solar energy grid connected generation	80%	100%

Huaneng Shandong Electric And Thermal Power Marketing Limited Company ("Shandong Power Marketing") (vi)	PRC	held indirectly	RMB 200,000,000	Sales and service of power and heating products, investment in power industry	80%	100%

Huaneng Shandong Information Technology Limited Company ("Shandong Power Information Company") (vi)	PRC	held indirectly	RMB 80,000,000	Information technology and management consulting services	80%	100%

Huaneng Penglai Wind Power Generation Limited Company ("Penglai Wind Power") (vi)	PRC	held indirectly	RMB 177,210,000	Development, investment, construction and management of wind power projects	80%	100%

Percentage of equity interest held
Name of subsidiary	Country of incorporation	Type of Interest held	Registered capital	Business nature and scope of operations	Interest	Voting

Huaneng Zhanhua New Energy Limited Company ("Zhanhua New Energy") (vi)	PRC	held indirectly	RMB 235,298,200	Wind power, photovoltaic power generation	80%	100%

Huaneng Venial Bajiao Thermal Power Limited Company ("Hajino Thermal Power") (vi)	PRC	held indirectly	RMB 540,000,000	Power generation projects preparation	80%	100%

Huaneng Weihai Port Photovoltaic Power Generation Limited Company ("Port Photovoltaic") (vi)	PRC	held indirectly	RMB 24,960,000	Photovoltaic power generation projects development and construction, electricity sales	80%	100%

Huaneng Zibo Baiyanghe Power Generation Limited Company ("Baiyanghe Power") (vi)	PRC	held indirectly	RMB 1,098,567,344	Power production, ongrid sales, thermal production and supply	80%	100%

Huaneng Yantai Power Generation Limited Company ("Venial Power") (vi)	PRC	held indirectly	RMB 547,479,100	Production and sales of electricity power and heat	80%	100%

Huaneng Jinan Huangtai Power Generation Limited Company ("Huangtai Power") (vi)	PRC	held indirectly	RMB 1,391,878,400	Electricity power production, heating management	72%	90%

Huaneng Dezhou Thermal Power Limited Company ("Dezhou Thermal Power") (vi)	PRC	held indirectly	RMB 20,000,000	Urban heat construction, maintenance and operation design and construction of heat engineering	68%	85%

Huaneng Dongying New Energy Limited Company ("Dongying New Energy") (vi)	PRC	held indirectly	RMB 87,906,822	Wind power projects development, wind power generation and sales of electricity	56%	70%

Huaneng Shandong Power Generation Maintenance Technology Limited Company ("Shandong Maintenance Company") (vi)	PRC	held indirectly	RMB 50,000,000	Power engineering design, construction and construction	76.55%	100%

Huaneng Shandong Electric Power Fuel Limited Company ("Shandong Fuel Company') (vi)	PRC	held indirectly	RMB 100,000,000	Wholesale operation of coal	76.55%	100%

Shandong Rizhao Power Generation Limited Company ("Rizhao Power")(vi)	PRC	held indirectly	RMB 1,245,587,900	Heat, engaged in power business	88.80%	100%

Huaneng Laiwu Power Generation Limited Company ("Laiwu Power") (vi)	PRC	held indirectly	RMB 1,800,000,000	Power production	64%	80%

Huaneng Shandong Ruyi Coal Power Limited Company ("Ruyi Coal Power") (vi)	PRC	held indirectly	RMB 1,294,680,000	Development, investment, construction, operation and management of electricity power and coal	40%	100%

Huaneng Jiaxiang Power Generation Limited Company ("Jiaxiang Power") (vi)	PRC	held indirectly	RMB 646,680,000	Power generation, electrical equipment maintenance	40%	100%

Percentage of equity interest held
Name of subsidiary	Country of incorporation	Type of Interest held	Registered capital	Business nature and scope of operations	Interest	Voting

Huaneng Qufu Co-generation Limited Company ("Qufu Co-generation") (vi)	PRC	held indirectly	RMB 300,932,990	Sales and production of electric power, thermal power	40%	100%

Huaneng Jining Hi-Tech Zone Co-generation Limited Company ("Jining Co-generation") (vi)	PRC	held indirectly	RMB 118,699,760	Heat supply and power generation	40%	100%

Huaneng Shandong (Hongkong) Investment Limited Company ("Hong Kong Investment") (vi)	Hong Kong	held indirectly	10,000 Shares	Investment	80%	100%

Shandong Silk Road International Power Limited Company ("Shandong Silk Road") (vi)	PRC	held indirectly	RMB 35,000,000	Contracting overseas projects and domestic international bidding projects, construction and operation of power projects	80%	100%

Shandong Changdao Wind Power Generation Limited Liability Company ("Changdao Wind Power") (vi)	PRC	held indirectly	RMB 33,500.000	Wind power, on-grid sales	48%	60%

Huaneng Rongcheng New Energy Co., Ltd. ("Rongcheng New Energy'', (vi)	PRC	held indirectly	RMB 36,540,000	Wind power generation	48%	100%

Huaneng Jining Yunhe Power Generation Co., Ltd. ("Yunhe Power") (vi)	PRC	held indirectly	RMB 696,355,300	Electrical (thermal) production and on-grid sales, technology consulting and services	78.68%	98.35%

Huaneng Linyi Power Generation Limited Company ("Linyi Power") (vi)	PRC	held indirectly	RMB 1,093,313,404	Power generation	60%	75%

Liaocheng Changrun National Electric Heating Limited Company ("Liaocheng Changrun") (vi)	PRC	held indirectly	RMB 130,000,000	Heat operation, installation and repair of water, electricity, heating	60%	75%

Linyi Lantian Thermal Power Limited Company ("Lantian Thermal Power") (vi)	PRC	held indirectly	RMB 36,000,000	Heat supply, maintenance of thermal power network, power sales, installation and maintenance of distribution facilities	54.40%	68%

Yantai 500 Heating Limited Company ("Yantai 500") (vi)	PRC	held indirectly	RMB 20,500,000	Central heat services, plumbing and pipe installation services	64%	80%

Huaneng Liaocheng Co-generation Limited Company ("Liaocheng Co-generation) (vi)	PRC	held indirectly	RMB 610,670,000	Power, heat production and sales	60%	100%

Huaneng Henan Zhongyuan Gas Power Generation Co., Ltd. ("Zhongyuan Gas")	PRC	held directly	RMB 400,000,000	Investment, construction, operation and management of power projects. thermal supply, development and utilization of clean energy resources	90%	90%
The subsidiaries above and the Company are all controlled by Huaneng Group before and after the acquisitions.
66

(iii)	Subsidiaries acquired from business combinations not under common control

					Percentage of equity interest held
Name of subsidiary	Country of incorporation	Type of Interest held	Registered capital	Business nature and scope of operations	Interest	Voting

Huaneng Weihai Power Generation Limited Liability Company ("Weihai Power")	PRC	held directly	RMB 1,822,176,621	Power generation	60%	60%

Huaneng Huaiyin Power Generation Limited Company	PRC	held directly	RMB 265,000,000	Power generation	100%	100%

Huade County Daditaihong Wind Power Utilization Limited Liability Company	PRC	held directly	RMB 196,400,000	Wind power development and utilization	100%	100%

Huaneng Zhanhua Co-generation Limited Company	PRC	held directly	RMB 190,000,000	Production and sales of electricity and thermal energy	100%	100%

Shandong Hualu Sea Transportation Limited Company	PRC	held directly	RMB 100,000,000	Cargo transportation along domestic coastal areas, goods storage	53%	53%

Huaneng Qingdao Port Limited Company	PRC	held directly	RMB 219,845,000	Loading and conveying warehousing, conveying, water carriage materials supply	51%	51%

Huaneng Yunnan Diandong Energy Limited Liability Company ("Diandong Energy")	PRC	held directly	RMB 3,769,140,000	Electricity projects investment power generation and sales, coal exploitation and investment	100%	100%

Yunnan Diandong Yuwang Energy Limited Company ("Diandong Yuwang")	PRC	held directly	RMB 1,700,740,000	Electricity projects investment power generation and sales, coal exploitation and investment	100%	100%

Huaneng Suzihe Hydropower Development Limited Company	PRC	held directly	RMB 50,000,000	Hydropower, aquaculture, agriculture irrigation	100%	100%

Enshi City Mawei Valley Hydropower Development Co, Ltd.	PRC	held directly	RMB 101,080,000	Hydro-resource development hydropower, aquaculture	100%	100%

Huaneng Luoyang Co-generation Limited Liability Company	PRC	held directly	RMB 600,000,000	Production and sales of electricity and heating	80%	80%

Huaneng Jinling Combined Cycle Co-generation Co., Ltd. ("Jinling CCGT") (vii)	PRC	held directly	RMB 356,350,000	Construction and management of power plants and related projects	51%	72%

Huaneng Zhumadian Wind Power Generation Co, Ltd.	PRC	held directly	RMB 30,000,000	Wind power generation, new energy development and utilization	90%	90%

SinoSing Power	Singapore	held directly	US$ 1,476,420,585	Investment holding	100%	100%

Tuas Power	Singapore	held indirectly	S$ 1,433,550,000	Investment holding	100%	100%

Tuas Power Supply Pte Ltd.	Singapore	held indirectly	S$ 500,000	Power sales	100%	100%

TP Asset Management Pte Ltd.	Singapore	held indirectly	S$ 2	Render of environment engineering services	100%	100%

TPGS Green Energy Pte Ltd.	Singapore	held indirectly	S$ 1,000,000	Provision of utility services	75%	75%

NewEarth Pte Ltd.	Singapore	held indirectly	S$ 10,111,841	Consultancy in waste recycling	100%	100%

NewEarth Singapore Pte Ltd.	Singapore	held indirectly	S$ 17,816,050	Industrial waste management and recycling	100%	100%

Percentage of equity interest held
Name of subsidiary	Country of incorporation	Type of Interest held	Registered capital	Business nature and scope of operations	Interest	Voting

Xuzhou Tongshan District Xiehe Wind Power Generation Limited Liability Company ("Tongshan Xiehe Wind Power Generation")	PRC	held indirectly	RMB 3,000,000	Wind power generation	100%	100%

Luoyang Yangguang Co-generation Limited Liability Company ("Yangguang Co-generation")	PRC	held indirectly	RMB 250,000,000	Production and supply of electricity and heat power	100%	100%

Shanxi Xiaoyi Economic Development Zone Huaneng Energy Service Co, Ltd. ("Shanxi Xiaoyi Energy") (viii) (Note 40)	PRC	held indirectly	RMB 100,000,000	Electricity sales, sales of raw coal and processed coal	51%	100%

Ruzhou Xuji Wind Power Generation Limited Co. Ltd (Note 40)	PRC	held indirectly	RMB 4,000,000	Wind power and photovoltaic power generation	95%	100%

Note:

(i)
According to its article of association, the other shareholder who holds the remaining equity interests of Shidongkou Power entrusts the Company to exercise all its voting rights in relation to the operation and financial policies of Shidongkou Power. Accordingly, the Company has control over Shidongkou Power.

(ii)	The Company holds 90% interest in Liangjiang Power, and Liangjiang Power holds 60% interest in Huaqing Energy. Therefore, the company indirectly holds 54% equity interest in Huaqing Energy.

(iii)
Pursuant to an agreement entered into between the Company and another shareholder, the Company is entrusted to vote the 25% voting rights held by the other shareholder as long as the Company remains as the largest shareholder of Beijing Co-generation. Thus, the Company has majority voting rights required by the article of association to control the operation and financial policies of Beijing Co-generation. Accordingly, the Company has control over Beijing Co-generation.

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

(vi)	These companies are subsidiaries of Shandong Power. The Company holds 80% interest in Shandong Power. Thus, the Company indirectly holds 80% interest in these companies through their parent company.

Zhanhua Photovoltaic Company is a newly established subsidiary of Shandong Power in 2017. Zhanhua New Energy, a wholly-owned subsidiary of Shandong Power, holds 58% equity interests in Zhanhua Photovoltaic Company. Thus, the Company indirectly holds 46.4% equity interests in Zhanhua Photovoltaic Company.

Weishan New Energy and Helan New Energy are wholly-owned subsidiaries of Ruyi Coal Power, a 50% owned subsidiary of Shandong Power. As a result, the Company indirectly holds 40% interest in Weishan New Energy and Helan New Energy.

Shandong Power directly holds 58% interest in Shandong Fuel Company and Shandong Maintenance Company; meanwhile, Shandong Power indirectly holds a total of 37.68% equity interests in Shandong Fuel Company and Shandong Maintenance Company respectively through its own subsidiaries: Baiyanghe Power, Huangtai Power, Yantai Power, Linyi Power, Liaocheng Co-generation and Yunhe Power. Thus, the Company indirectly holds 76.55% interest in Shandong Maintenance Company and Shandong Fuel Company respectively.

The Company directly holds 44% equity interests in Rizhao Power and Shandong Power directly holds 56% interest in Rizhao Power; Thus, the Company holds 88.8% interest in Rizhao Power;

Jiaxiang Power, Qufu Co-generation, Jining Co-generation are wholly-owned subsidiaries of Ruyi Coal Power. Thus, the Company indirectly holds 40% interest in Ruyi Coal Power, Jiaxiang Power, Qufu Co-generation and Jining Co-generation;

In according to the voting in concert agreement entered into among the Shandong Power and other equity holders of Laiwu Power, Ruyi Coal Power, Rongcheng New Energy, Liaocheng Co-generation, the other equity holders agreed to vote the same in respect of significant financial and operating decisions made by the Shandong Power. As a result, the Company has control over these companies.

(vii)
According to the voting in concert agreement entered into between the Company and one shareholder with 21% equity interests in Jinling CCGT, the shareholder agreed to vote the same in respect of significant financial and operating decisions made by the Company under the circumstances that its legitimate entitlements are guaranteed. As a result, the Company has control over Jinling CCGT.

(viii)
In 2016, the Company accounted for the investment in Shanxi Xiaoyi Energy as a joint venture. On 15 February 2017, the Company entered into an agreement with other shareholder with 49% equity interests in Shanxi Xiaoyi Energy who agreed to vote the same in respect of significant financial and operating decisions made by the Company. As a result, the Company has control over Shanxi Xiaoyi Energy since February 2017.

(ix)
Suzhou Combined Cycle Co-generation Limited Company was acquired by Suzhou Thermal Power, another subsidiary of the Company, which was accounted for as an equity transaction, resulting in reclassification of RMB28 million from non-controlling interest to reserve.

(x)
The Company acquired 49% non-controlling interests of Huaneng (Luoyuan) Port Limited Company from the other equity holder, which was accounted for as equity transaction, with the difference of RMB4 million between consideration paid and derecognised non-controlling interest recorded in reserve.

 For the information of material non-controlling interest ("NCI"), please refer to Note 41.

10	Available-for-sale financial assets

Available-for-sale financial assets include the following:

	As at 31 December
	2017	2016
Listed security (Fair value measurement)
China Yangtze Power Co., Ltd.	-	1,820,255
Others	9,223	458

Subtotal	9,223	1,820,713

Unlisted securities (Cost measurement)
10% of Shanxi Xishan Jinxing Energy Co., Ltd.	531,274	531,274
9.09% of Ganlong Double-track Railway Co., Ltd.	1,000,000	1,000,000
Others	64,496	54,045

Subtotal	1,595,770	1,585,319

Total	1,604,993	3,406,032

There were no impairment provisions provided on available-for-sale financial assets in 2017 and 2016.

In 2017, all of the 143.78 million shares of China Yangtze Power Co., Ltd. held by the Company were disposed with cash consideration of RMB2.191 billion received. After deducting initial investment costs and related taxes, investment income was recognized amounting to approximately RMB1,480 million, with other comprehensive income of RMB1,135 million reclassified to profit or loss.
70

11	Land use rights

The movements in the carrying amount of land use rights during the years are as follows:

	2017	2016
Beginning of the year
Cost	10,525,537	10,059,872
Accumulated amortization	(1,792,367)	(1,530,972)
Accumulated impairment losses	(276,823)	(215,134)

Net book value	8,456,347	8,313,766

Movement:
Business combination (Note 40)	3,182,914	61,027
Addition	331,683	364,280
Amortization charge for the year	(368,898)	(242,400)
Impairment charge for the year (Note 7)	(108,590)	(51,981)
Disposals	(86,631)	(1,969)
Disposal of subsidiaries	(146,922)	-
Currency translation differences	4,882	13,624

End of the year	11,264,785	8,456,347

Cost	13,775,976	10,525,537
Accumulated amortization	(2,128,752)	(1,792,367)
Accumulated impairment losses	(382,439)	(276,823)

Net book value	11,264,785	8,456,347

All the lands located in the PRC and Singapore are leased from respective governments according to corresponding regulations applied across the countries. The Company and its subsidiaries will renew the leases according to the operation requirements of the Company and its subsidiaries and the related regulations of respective countries.

Land use rights without ownership certificate

As at 31 December 2017, the Company and its subsidiaries were in the process of applying for the ownership certificate for certain land use right with an aggregate net book value of RMB1,246 million (2016: RMB792 million). The management are of the opinion that the Company and its subsidiaries are entitled to the lawful and valid occupation and use of the above mentioned land.

12	Power generation licenses

The movements in the carrying amount of power generation license during the years are as follows:

	2017	2016
Beginning of the year	3,849,199	3,679,175

Movement:
Currency translation differences	67,047	170,024

End of the year	3,916,246	3,849,199

The Company and its subsidiaries acquired the power generation license in connection with the acquisition of Tuas Power. The power generation license was initially recognized at fair value at the acquisition date. Tuas Power operates power plants in Singapore pursuant to the license granted by the Energy Market Authority for a period of 30 years from 2003 until 2032. The license was extended to 2044 during 2011 with minimal costs and is subject to further renewal. The Company and its subsidiaries expect that the applicable rules and regulations surrounding the renewal can be complied with based on the current market framework. The Company and its subsidiaries assessed the useful life of the power generation license at 31 December 2017 as indefinite and therefore the license is not amortized.

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

Key assumptions used for value-in-use calculation:

Management has assessed that one of the most sensitive key assumptions is the discount rate which was arrived at based on weighted average cost of capital. The discount rate applied in determining the recoverable amounts of the CGU was 7.30% (31 December 2016: 7.54%). An absolute increase in the discount rate of 0.5% (31 December 2016: 0.5%) would result in approximately RMB2,043 million (31 December 2016: RMB1,899 million) decrease in the recoverable amount of the CGU.

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

Based on the assessments, no impairment was provided for the power generation license.
72

13	Mining rights

The movements in the carrying amount of mining rights during the years are as follow:

	2017	2016
Beginning of the year
Cost	2,406,567	2,406,567
Accumulated impairment losses	(760,296)	(760,296)

Net book value	1,646,271	1,646,271

Movement:
Addition	-	-
Impairment charge for the year	-	-

End of the year	1,646,271	1,646,271

Cost	2,406,567	2,406,567
Accumulated impairment losses	(760,296)	(760,296)

Net book value	1,646,271	1,646,271

14	Derivative financial instruments

Details of derivative financial instruments are as follows:

	As at 31 December
	2017	2016
Derivative financial assets
－Hedging instruments for cash flow hedge (fuel swap contracts)	330,966	264,535
－Hedging instruments for cash flow hedge (exchange forward contracts)	-	107,907
－Financial instruments at fair value through profit or loss (fuel swap contracts)	2,726	5,881
Total	333,692	378,323
Less: non-current portion
－Hedging instruments for cash flow hedge (fuel swap contracts)	75,328	71,341
－Hedging instruments for cash flow hedge (exchange forward contracts)	-	28,380
Total non-current portion	75,328	99,721
Current portion	258,364	278,602
Derivative financial liabilities
－Hedging instruments for cash flow hedge (fuel swap contracts)	11,794	164,464
－Hedging instruments for cash flow hedge (exchange forward contracts)	68,102	454
－Hedging instruments for cash flow hedge (interest rate swap contracts)	130,643	169,201
－Financial instruments at fair value through profit or loss (fuel swap contracts)	125	619
Total	210,664	334,738
Less: non-current portion
－Hedging instruments for cash flow hedge (fuel swap contracts)	2,026	31,673
－Hedging instruments for cash flow hedge (exchange forward contracts)	21,745	295
－Hedging instruments for cash flow hedge (interest rate swap contracts)	124,715	169,201
Total non-current portion	148,486	201,169
Current portion	62,178	133,569

For the years ended 31 December 2016 and 2017, no material ineffective portion was recognized in the profit or loss arising from cash flow hedges.

The Company uses an interest rate swap contract to hedge its interest rate risk against one of its variable rate loans. The notional principal amount of the outstanding interest rate swap contract at 31 December 2017 was US$176million (RMB equivalents of RMB1,150 million) (2016: US$208 million (RMB equivalents of RMB1,443 million)). Through this arrangement, the Company pays an annual fixed interest of 4.40% while the original annual floating interest expense (6-month LIBOR+1%) attached in the loan is offset by the receivable leg of the interest rate swap. Such a swap is settled on a quarterly basis from September 2009 to September 2019.

TPG uses exchange forward contracts to hedge its foreign exchange risk arising from highly probable forecast purchase transactions. It also uses fuel oil swap contracts to hedge its fuel price risk arising from highly probable forecast purchases of fuel purchases.

TPG also uses various interest rate swap contracts to hedge floating semi-annual interest payments on borrowings with maturity dates up to 2020. The notional principal amount of these outstanding interest rate swap contracts at 31 December 2017 was S$1,069million (RMB equivalents of RMB5,220 million) (2016: S$1,359million (RMB equivalents of RMB6,522 million)). Through these arrangements, TPG swaps original floating interest (6-month SOR) to annual fixed interest determined by individual swap contracts. Such swap contracts are settled semi-annually from September 2011 to March 2020. As at 31 December 2017, these interest rate swap contracts are carried on the consolidated statements of financial position as financial liability of RMB108 million (2016: financial liability of RMB99 million).
75

The analysis of contractual cash inflows/(outflows) of major derivative financial instruments are as follows:

		Cash flows
	Carrying amounts	Contractual cash flows	Within 1 year	Between 1 and 5 years	After 5 years
As at 31 December 2017 Derivative financial assets Fuel derivatives used for hedging (net settlement)	330,966	330,966	255,638	75,328	-
Fuel derivatives that do not qualify as hedges (net settlement)	2,726	2,726	2,726		-
Derivative financial liabilities
Fuel derivatives used for hedging (net settlement)	11,794	(11,794)	(9,768)	(2,026)	-
Forward exchange contracts used for hedging
- inflows		2,509,363	2,041,812	467,551	-
- outflows		(2,568,034)	(2,083,441)	(484,593)	-
	68,102	(58,671)	(41,629)	(17,042)	-
Net-settled interest rate swaps used for hedging - net cash inflows/(outflows)	130,643	(154,367)	(82,533)	(71,834)	-
Fuel derivatives that do not qualify as hedges (net settlement)	125	(125)	(125)	-
As at 31 December 2016 derivative financial assets Fuel derivatives used for hedging (net settlement)	264,535	264,535	193,194	71,341	-
Forward exchange contracts used for hedging
- inflows		2,118,946	1,488,071	630,875	--
- outflows		(2,009,205)	(1,407,606)	(601,599)	-
	107,907	109,741	80,465	29,276	-
Fuel derivatives that do not qualify as hedges (net settlement)	5,881	5,881	5,881	-	-
Derivative financial liabilities
Fuel derivatives used for hedging (net settlement)	164,464	(164,464)	(132,792)	(31,672)	-
Forward exchange contracts used for hedging
- inflows		527,939	475,881	52,058	-
- outflows		(528,454)	(476,104)	(52,350)	-
	454	(515)	(223)	(292)	-
Net―settled interest rate swaps used for hedging - net cash inflows/(outflows)	169,201	(228,905)	(113,563)	(115,342)	-
Fuel derivatives that do not qualify as hedges (net settlement)	619	(619)	(619)	-	-

15	Goodwill

The movements of goodwill during the years are as follows:

	2017	2016
Beginning of the year
Cost	15,391,642	14,919,930
Accumulated impairment losses	(3,255,913)	(3,242,748)
Net book value	12,135,729	11,677,182
Movement:
Business combination (Note 40)	3,167,566	-
Disposal of subsidiary-cost	(309,269)	-
Disposal of subsidiary-impairment	309,269	-
Currency translation differences-cost	186,015	471,712
Currency translation differences-impairment	(5,190)	(13,165)
End of the year	15,484,120	12,135,729
Cost	18,435,954	15,391,642
Accumulated impairment losses	(2,951,834)	(3,255,913)
Net book value	15,484,120	12,135,729

Impairment tests for goodwill

Goodwill is allocated to the CGUs of the Company and its subsidiaries.

The carrying amounts of major goodwill allocated to individual CGUs are as follows:

	2017	2016
PRC Power segment:
Shandong Power	2,739,818	-
Wuhan Power	518,484	518,484
Hainan Power	506,336	506,336
Heilongjiang Power	265,319	-
Yangliuqing Cogeneration	151,459	151,459
Qinbei Power	109,913	109,913
Jilin Power	109,826	-
Yueyang Power Company	100,907	100,907
Beijing Cogeneration	95,088	95,088

Singapore segment:
Tuas Power	10,561,956	10,381,131

The recoverable amount of a CGU is determined based on value-in-use calculations. For domestic CGUs, these calculations use cash flow projections based on management's financial budgets covering periods of no more than five years. The Company expects cash flows beyond such periods will be similar to that of the respective final forecast years on existing production capacity.

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

Discount rates used for value-in-use calculations:

PRC Power segment	8.51%-13.59%
Singapore segment	7.30%

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

In 2017 and 2016, the increase of goodwill in respect of Tuas Power was due to currency translation differences.

16	Other non-current assets

Details of other non-current assets are as follows:

	As at 31 December
	2017	2016
VAT recoverable	2,741,604	1,651,891
Prepayments for pre-construction cost	937,161	-
Intangible assets *	697,884	411,308
Finance lease receivables	617,187	563,099
Prepaid territorial water use right **	374,743	777,994
Prepayments for capacity quota	303,399	-
Profit compensation from Huaneng Group (Note 40)	244,533	-
Prepaid connection fees	120,486	108,365
Others	1,659,848	809,288

Total	7,696,845	4,321,945

*	The intangible assets primarily consist of software, patented technologies and etc. In 2017, there is no impairment provided for the intangible assets (2016: RMB nil).

**	The prepaid territorial water use right are amortized over the contractual period of 50 years.
78

17	Inventories

Inventories comprised:

	As at 31 December
	2017	2016
Fuel (coal and oil) for power generation	5,684,824	5,391,068
Material and supplies	1,869,462	1,655,357
	7,554,286	7,046,425
Less: provision for inventory obsolescence	168,875	167,282
Total	7,385,411	6,879,143

Movements of provision for inventory obsolescence during the years are analyzed as follows:

	2017	2016	2015
Beginning of the year	(167,282)	(162,389)	(163,458)
Provision	(1,520)	(1,134)	(2,867)
Reversal	1,782	1,390	1,039
Disposal of subsidiaries	162	-	-
Currency translation differences	(2,017)	(5,149)	2,897
End of the year	(168,875)	(167,282)	(162,389)

18	Other receivables and assets

Other receivables and assets comprised the following:

	As at 31 December
	2017	2016
Prepayments for inventories	387,335	252,389
Prepaid income tax	150,838	141,423
Prepayments for pre-construction cost	-	885,051
Prepayments for capacity quota	-	303,399
Others	181,913	121,810
Total prepayments	720,086	1,704,072

Less: provision for doubtful accounts	4,638	-

Total prepayments, net	715,448	1,704,072

Dividends receivable	273,897	861,408
Receivables from sales of fuel	290,040	-
Others	1,528,855	908,296
Subtotal other receivables	2,092,792	1,769,704

Less: provision for doubtful accounts	29,241	28,961

Total other receivables, net	2,063,551	1,740,743
Profit compensation from Huaneng Group (Note 40)	615,013	-
VAT recoverable	2,607,505	2,008,955
Designated loan to a joint venture	80,000	80,000

Gross total	6,115,396	5,562,731

Net total	6,081,517	5,533,770

Please refer to Note 36 for details of other receivables and assets due from the related parties.

The gross amounts of other receivables are denominated in the following currencies:

	As at 31 December
	2017	2016
RMB	1,966,971	1,635,051
S$ (RMB equivalent)	76,529	95,816
US$ (RMB equivalent)	49,292	38,837
Total	2,092,792	1,769,704

Movements of provision for doubtful accounts during the years are analyzed as follows:

	2017	2016	2015
Beginning of the year	(28,961)	(27,957)	(29,644)
Provision	(5,890)	(1,011)	(9)
Reversal/write-off	972	7	1,696

End of the year	(33,879)	(28,961)	(27,957)

As at 31 December 2017, there was no indication of impairment relating to other receivables which were not past due and no material provision was made (2016: nil).

As at 31 December 2017, other receivables of RMB140 million (2016: RMB113 million) were past due but not impaired. These amounts mainly represent funds deposited in a government agency and are fully recoverable. The ageing analysis of these other receivables was as follows:

	As at 31 December
	2017	2016
Within 1 year	61,189	42,103
Between 1 to 2 years	1,360	2,683
Between 2 to 3 years	1,130	847
Over 3 years	76,376	67,476
Total	140,055	113,109

As at 31 December 2017, other receivables of RMB41 million which were past due (2016: RMB36 million) were impaired and a provision of RMB29 million (2016: RMB29 million) has been provided against the receivables. The individually impaired receivables have been long outstanding without any repayment agreements in place or possibility of renegotiation. It was assessed that a substantial portion of the receivables is not expected to be recovered. The ageing of these other receivables was as follows:

	As at 31 December
	2017	2016
Within 1 year	7,535	752
Between 1 to 2 years	10	912
Between 2 to 3 years	463	285
Over 3 years	33,402	34,263

Total	41,410	36,212

19	Accounts receivable

Accounts receivable comprised the following:

	As at 31 December
	2017	2016
Accounts receivable	21,948,753	14,050,096
Notes receivable	3,610,928	2,432,264
	25,559,681	16,482,360
Less: provision for doubtful accounts	112,086	88,889

Total	25,447,595	16,393,471

The gross amounts of account receivables are denominated in the following currencies:

	As at 31 December
	2017	2016
RMB	24,633,465	15,586,989
S$ (RMB equivalent)	922,993	876,956
US$ (RMB equivalent)	3,223	18,415

Total	25,559,681	16,482,360

The Company and its subsidiaries usually grant about one month's credit period to local power grid customers from the end of the month in which the sales are made, except for SinoSing Power which provides credit period that ranges from 5 to 60 days from the dates of billings. Certain accounts receivables of Singapore subsidiaries are backed by bankers' guarantees and/or deposits from customers. It is not practicable to determine the fair value of the collaterals that correspond to these accounts receivable.

As at 31 December 2017, no accounts receivable was secured to banks as collateral against loans (2016: nil).

For the collateral of notes receivable, please refer to Note 27 for details.

Movements of provision for doubtful accounts during the years are analyzed as follows:

	2017	2016	2015
Beginning of the year	(88,889)	(2,054)	(11,809)
Provision	(23,363)	(88,818)	(60)
Reversal	-	397	1,833
Write-off	167	1,682	-
Transfer from a subsidiary to a joint venture	-	-	8,126
Currency translation differences	(1)	(96)	(144)

End of the year	(112,086)	(88,889)	(2,054)

As at 31 December 2017, the Company and its subsidiaries recognised provisions for accounts receivable assessed on an individual basis, which mainly consists of receivables due from local customers for sales of electricity or heat. The provisions were provided based on operating results of the local customers and collectability of the receivables.
82

(a)	Ageing analysis of accounts receivable was as follows:

	As at 31 December
	2017	2016
Within 1 year	24,787,284	16,152,038
Between 1 to 2 years	576,564	279,694
Between 2 to 3 years	155,360	29,123
Over 3 years	40,473	21,505

Total	25,559,681	16,482,360

As at 31 December 2017, the maturity period of the notes receivable ranged from 1 to 12 months (2016: from 1 to 12 months).

(b)	Ageing analysis of accounts receivable and notes receivable that are neither individually nor collectively considered to be impaired are as follows:

	As at 31 December
	2017	2016
Neither past due nor impaired	24,936,171	16,063,215

Less than 1 year past due	267,845	248,597
Between 1 to 2 years past due	206,188	63,094
Between 2 to 3 years past due	27,130	17,944
Over 3 years past due	10,261	621

Total	25,447,595	16,393,471

Receivables that were past due but not impaired relate to a number of independent customers that have a good track record with the Company and its subsidiaries. Based on past experience, management believes that no impairment allowance is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered fully recoverable.

20	Share capital

	2017		2016
	Number of shares	Share capital	Number of shares	Share capital
		RMB '000		RMB '000
As at 1 January and 31 December
A shares	10,500,000,000	10,500,000	10,500,000,000	10,500,000
Overseas listed foreign shares	4,700,383,440	4,700,383	4,700,383,440	4,700,383

Total	15,200,383,440	15,200,383	15,200,383,440	15,200,383

21	Perpetual Corporate Bonds

(a)	Perpetual corporate bonds as at 31 December 2017

format only

Type of Bonds	Issuance Date	Category	Initial Annual Distribution Rates	Issue Price	Number	Par Value	Initial Period	Conversion Condition	Conversion Result
				RMB '000		RMB '000
Bond A	September 2017	Equity Instrument	5.05%	0.1	25,000,000	2,500,000	3 Years	None	None

Bond B	September 2017	Equity Instrument	5.17%	0.1	25,000,000	2,500,000	5 years	None	None

Total						5,000,000

(b)	Major Provisions

In 2017, the Company issued perpetual corporate bonds with the aggregate net proceeds of approximate RMB5,000 million. The perpetual corporate bonds are issued at par value with initial annual distribution rate of 5.05% and 5.17%. The interests of the perpetual corporate bonds are recorded as distributions, which are paid annually in arrears in September in each year and may be deferred at the discretion of the Company unless compulsory distribution payment events (distributions to ordinary shareholders of the Company or reduction of the registered capital of the Company) occurred.

The perpetual corporate bonds have no fixed maturity date and are callable at the Company's discretion in whole in August 2020 and 2022 respectively, the payment of the principal may be deferred for each renewal period as 3 and 5 years. The applicable distribution rate will be reset on first call date and each renewal period after first call date, to the sum of the applicable benchmark interest rate, the initial spread and 300 basis points per annum.

The perpetual corporate bonds were recorded as equity in the consolidated financial statements. During the year ended 31 December 2017, the profit attributable to holders of perpetual corporate bonds, based on the applicable distribution rate, was RMB69 million.

(c)	Changes of perpetual corporate bonds during 2017

The perpetual corporate bonds were recorded as equity in the consolidated financial statements. During the year ended 31 December 2017, the profit attributable to holders of perpetual corporate bonds, based on the applicable distribution rate, was RMB69 million.

	As at 1 January 2017		Issurance		Cumulative Interests	As at 31 December 2017
Type of Bonds	Number	Amount	Number	Amount		Number	Amount
		RMB '000		RMB '000	RMB '000		RMB '000
Bond A	-	-	25,000,000	2,499,975	33,897	25,000,000	2,533,872
Bond B	-	-	25,000,000	2,499,975	34,703	25,000,000	2,534,678

Total	-	-	50,000,000	4,999,950	68,600	50,000,000	5,068,550

22	Surplus reserves

As at 1 January 2017 and 31 December 2017

Surplus reserves	8,140,030

According to the Company Law of the PRC, the Company's articles of association and board resolutions, the Company appropriates 10% of each year's net profit under PRC GAAP to the statutory surplus reserve. The Company has the option to cease provision for such reserve when it reaches 50% of the registered share capital. Upon the approval from relevant authorities, this reserve can be used to make up any losses incurred or to increase share capital. Except for offsetting against losses, this reserve cannot fall below 25% of the registered share after being used to increase share capital.

As the statutory surplus reserve reaches 50% of the registered share capital in 2017, the Company made no provision this year.

Appropriation of discretionary surplus reserve is proposed by the Board of Directors, and approved by the general meeting of shareholders. This reserve can be used to make up any losses incurred in prior years or to increase the share capital after obtaining relevant approvals. For the years ended 31 December 2017 and 2016, no provision was made to the discretionary surplus reserve.

According to the articles of association, in distributing the Company's profits after tax for the relevant accounting year, the lower of amounts determined in accordance with PRC GAAP and IFRS shall be adopted. As at 31 December 2017, in accordance with PRC GAAP and IFRS, the balance of retained earnings for the Company and its subsidiaries amounted to approximately RMB31.965 billion and RMB35.793 billion, respectively.

23	Dividends

On 13 March 2018 the Board of Directors proposed a cash dividend of RMB0.1 per share, totaling approximately RMB1,520 million. This proposal is subject to the approval of the shareholders at the annual general meeting.

On 13 June 2017, upon the approval from the annual general meeting of the shareholders, the Company declared 2016 final dividend RMB0.29 (2015: RMB0.47) per ordinary share, totaling approximately RMB4,408 million (2015: RMB7,144 million).

24	Long-term loans

Long-term loans comprised the following:

	As at 31 December
	2017	2016
Loans from Huaneng Group
and its subsidiaries (a)	7,427,183	3,818,807
Bank loans and other loans (b)	117,702,233	70,732,439

	125,129,416	74,551,246

Less: Current portion of long-term loans	18,098,458	9,560,885

Total	107,030,958	64,990,361

(a)	Loans from Huaneng Group and its subsidiaries

Details of loans from Huaneng Group and its subsidiaries are as follows:

	As at 31 December 2017
	Original currency	RMB equivalent	Less: Current portion	Non current portion	Annual interest rate
	000
Loans from Huaneng Group
Unsecured
RMB
- Variable rate	665,225	665,225	-	665,225	4.75%

Loans from Huaneng Finance
Unsecured
RMB
- Variable rate	2,794,780	2,794,780	244,500	2,550,280	4.28%-4.66%

Loans from Huaneng Tiancheng Financial Leasing Co., Ltd. ("Tiancheng Financial Leasing")
Secured
RMB
- Variable rate	3,967,178	3,967,178	1,878,994	2,088,184	4.06%-4.51%

Total		7,427,183	2,123,494	5,303,689

	As at 31 December 2016
	Original currency	RMB equivalent	Less: Current portion	Non current portion	Annual interest rate
	000
Loans from Huaneng Group
Unsecured
RMB
- Variable rate	665,015	665,015	640,485	24,530	4.75%

Loans from HIPDC
Unsecured
RMB
- Variable rate	210	210	-	210	4.75%

Loans from Huaneng Finance
Unsecured
RMB
- Variable rate	286,000	286,000	60,000	226,000	4.41%-4.75%

Loans from Huaneng Tiancheng Financial Leasing
Secured
RMB
- Variable rate	2,867,582	2,867,582	154,737	2,712,845	4.42%
Total		3,818,807	855,222	2,963,585

(b)	Bank loans and other loans

Details of bank loans and other loans are as follows:

	As at 31 December 2017
	Original currency	RMB equivalent	Less: Current portion	Non current portion	Annual interest rate
	000
Secured
RMB
- Fixed rate	7,080,379	7,080,379	1,213,150	5,867,229	4.41%-4.90%
- Variable rate	4,117,055	4,117,055	657,231	3,459,824	4.66%-4.90%
Unsecured
RMB
- Fixed rate	14,981,859	14,981,859	3,179,426	11,802,433	2.00%-5.00%
- Variable rate	76,467,082	76,467,082	10,013,829	66,453,253	1.80%-6.03%
US$
- Variable rate	347,676	2,271,785	418,163	1,853,622	1.74%/2.26%
S$
- Variable rate	2,538,619	12,396,329	419,570	11,976,759	2.73%/4.25%
€
- Fixed rate	30,463	237,680	67,207	170,473	1.30%-2.15%
JPY
- Fixed rate	2,592,661	150,064	6,388	143,676	0.75%

Total		117,702,233	15,974,964	101,727,269

	As at 31 December 2016
	Original currency	RMB equivalent	Less: Current portion	Non current portion	Annual interest rate
	000
Secured
RMB
- Fixed rate	8,305,310	8,305,310	1,202,430	7,102,880	4.41%-4.90%
- Variable rate	760,500	760,500	56,800	703,700	4.66%-4.90%
Unsecured
RMB
- Fixed rate	15,896,017	15,896,017	2,515,343	13,380,674	2.65%-5.00%
- Variable rate	30,095,494	30,095,494	4,270,910	25,824,584	4.17%-5.65%
US$
- Variable rate	409,760	2,842,505	388,925	2,453,580	1.92%
S$
- Variable rate	2,580,522	12,385,213	196,410	12,188,803	2.76%/4.25%
€
- Fixed rate	39,187	286,329	68,271	218,058	2.00%/2.15%
JPY
- Fixed rate	2,702,533	161,071	6,574	154,497	0.75%

Total		70,732,439	8,705,663	62,026,776

As at 31 December 2017, long-term loans of RMB4,605 million (31 December 2016: RMB2,902 million) were secured by certain property, plant and equipment with net book value amounting to approximately RMB5,167 million (31 December 2016: RMB3,105 million).

Thereinto, certain subsidiaries of the Company had the sales and leaseback agreements with Tiancheng Financial Leasing and other financial leasing companies in previous years. According to the agreements, these subsidiaries have an option to buy back the equipment at a nominal price (RMB1) when the lease term expires. The substance of the transaction was to obtain financing secured by relevant assets within the leasing period. As at 31 December 2017, the equipment mentioned above has a total carrying amount of RMB4,064 million and RMB1,103 million (31 December 2016: RMB2,999 million and RMB0 million) while the long-term borrowings is RMB3,967 million and RMB638 million (31 December 2016: RMB2,868 million and RMB0 million) from Tiancheng Financial Leasing and other financial leasing companies, respectively.

As at 31 December 2017, long-term loans of approximately RMB10,559 million were secured by future electricity and heat revenue (31 December 2016: RMB9,032 million).

The maturity of long-term loans is as follows:

	Loans from Huaneng Group and its subsidiaries		Bank loans and other loans
	As at 31 December		As at 31 December
	2017	2016	2017	2016
		RMB '000		RMB '000
1 year or less	2,123,494	855,222	15,974,964	8,705,663
More than 1 year but no more than 2 years	1,689,582	715,400	19,039,483	11,420,746
More than 2 years but no more than 3 years	1,281,082	953,082	18,624,576	11,081,242
More than 3 years but no more than 4 years	294,020	928,082	16,388,976	7,769,955
More than 4 years but no more than 5 years	728,225	232,021	11,927,930	7,618,953
More than 5 years	1,310,780	135,000	35,746,304	24,135,880
	7,427,183	3,818,807	117,702,233	70,732,439

Less: amount due within 1 year included under current liabilities	2,123,494	855,222	15,974,964	8,705,663
Total	5,303,689	2,963,585	101,727,269	62,026,776

The interest payment schedule of long-term loans in the future years are summarized as follows:

	As at 31 December
	2017	2016
1 year or less	5,071,743	2,987,045
More than 1 year but not more than 2 years	4,225,736	2,577,363
More than 2 years but not more than 5 years	7,903,397	4,912,222
More than 5 years	4,864,084	3,133,578

Total	22,064,960	13,610,208

25	Long-term bonds

The Company issued bonds with maturity of 5 years, 7 years and 10 years in December 2007 with face values of RMB1 billion, RMB1.7 billion and RMB3.3 billion bearing annual interest rates of 5.67%, 5.75% and 5.90%, respectively. The total actual proceeds received by the Company were approximately RMB5.885 billion. These bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rates of those bonds are 6.13%, 6.10% and 6.17%, respectively. Interest paid per annum during the tenure of the bonds is RMB57 million, RMB98 million and RMB195 million, respectively. The bond with original maturity of 5 years had matured in December 2012 and the Company repaid the principal of RMB1 billion. The bond with original maturity of 7 years had matured in December 2014 and the Company repaid the principal of RMB1.7 billion. The bond with original maturity of 10 years had matured in December 2017 and the Company repaid the principal of RMB3.3 billion.

The Company also issued bonds with maturity of 10 years in May 2008 with a face value of RMB4 billion bearing an annual interest rate of 5.20%. The actual proceeds received by the Company were approximately RMB3.933 billion. These bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rate of bond is 5.42%. Interest paid per annum during the tenure of the bonds is RMB208 million. As at 31 December 2017, interest payable for these bonds amounted to approximately RMB135.06 million (31 December 2016: RMB135.06 million).

The Company issued medium-term notes with maturity of 5 years in July 2014 with a face value of RMB4 billion bearing an annual interest rate of 5.30%. The actual proceeds received by the Company were approximately RMB3.988 billion. These notes are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the notes fall due. The annual effective interest rate of these notes is 5.37%. Interest paid per annum during the tenure of the notes is RMB212 million. As at 31 December 2017, interest payable for the bonds amounted to approximately RMB99.32 million (31 December 2016: RMB99.32 million).

The Company issued corporate bonds with maturity of 5 years and 10 years in June 2016 with face values of RMB3 billion and RMB1.2 billion bearing annual interest rates of 3.48% and 3.98%, respectively. The total actual proceeds received by the Company were approximately RMB4.2 billion. These bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rates of those bonds are 3.48% and 3.98%, respectively. Interest paid per annum during the tenure of the bonds is RMB104.40 million and RMB47.76 million, respectively. As at 31 December 2017, interest payable for the bonds amounted to approximately RMB57.78 million (31 December 2016: RMB57.78 million) and RMB26.43 million (31 December 2016: RMB26.43 million), respectively.

The Company issued medium-term notes with maturity of 5 years in July 2017 with a face value of RMB5 billion bearing an annual interest rate of 4.69%. The actual proceeds received by the Company were approximately RMB5 billion. These notes are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the notes fall due. The annual effective interest rate of those notes is 4.69%. Interest paid per annum during the tenure of the notes is RMB234.50 million. As at 31 December 2017, interest payable for the notes amounted to approximately RMB111.15 million.

The Company issued debt financing instrument with maturity of 3 years in July 2017 with a face value of RMB500 million bearing an annual interest rate of 4.75%. The actual proceeds received by the Company were approximately RMB499 million. These bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rate of those bonds is 4.82%. Interest paid per annum during the tenure of the bonds is RMB23.75 million. As at 31 December 2017, interest payable for the bonds amounted to approximately RMB11.02 million.

The Company issued corporate bonds with maturity of 3 years in November 2017 with a face values of RMB2.3 billion bearing an annual interest rates of 4.99%. The actual proceeds received by the Company were approximately RMB2.299 billion. These bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rate of those bonds is 4.99%. Interest paid per annum during the tenure of the bonds is RMB114.77 million, respectively. As at 31 December 2017, interest payable for the bonds amounted to approximately RMB17.61 million.

Please refer to Note 36(c) for details of long-term bonds of the Company guaranteed by HIPDC and government-related banks.

26	Other non-current liabilities

	As at 31 December
	2017	2016
Finance lease payables(a)	1,600,106	1,088,846
Government grants
-Environmental subsidies(b)	1,245,810	1,122,406
-Other government grants	179,226	174,216
Other deferred income	1,825,614	379,615
Others	969,052	870,597

Subtotal	5,819,808	3,635,680

Current portion of finance lease payables	(470,985)	(568,645)
Current portion of other non-current liabilities	(64,361)	(247,537)

Subtotal	(535,346)	(816,182)
Total	5,284,462	2,819,498

(a)	The Company and its subsidiaries had obligation under finance leases as follows:

	As at 31 December
	2017	2016
Within 1 year	500,790	605,806
After 1 year but within 2 years	312,125	266,792
After 2 years but within 3 years	281,990	82,470
After 3 years	674,256	181,345

	1,769,161	1,136,413

Less: total future interest expense	169,055	47,567

Total	1,600,106	1,088,846

(b)	This primarily represented subsidies for the construction of desulphurization equipment and other environmental protection projects.

(c)	In 2017, the asset-related government grants which were credited to the statement of comprehensive income amounted to RMB140.13 million (2016: RMB102.21 million).
90

27	Accounts payable and other liabilities

Accounts payable and other liabilities comprised:

	As at 31 December
	2017	2016
Accounts and notes payable	15,496,475	12,059,004
Payables to contractors for construction	14,491,632	10,832,444
Retention payables to contractors	2,008,106	1,445,383
Amounts received in advance	1,504,926	365,887
Accrued interests	947,302	676,462
Others	4,451,691	3,367,437

Total	38,900,132	28,746,617

Please refer to Note 36(a)(iv) for details of accounts payable and other liabilities due to the related parties.

As at 31 December 2017 and 2016, there was no notes payable secured by notes receivable.

The carrying amounts of financial liabilities (excluding amounts received in advance) included in accounts payable and other liabilities are denominated in the following currencies:

	As at 31 December
	2017	2016
RMB	36,399,243	27,222,632
S$ (RMB equivalent)	556,881	669,797
US$ (RMB equivalent)	436,358	479,179
JPY (RMB equivalent)	2,469	6,917
EUR (RMB equivalent)	255	2,205

Total	37,395,206	28,380,730

The ageing analysis of accounts and notes payable was as follows:

	As at 31 December
	2017	2016

Within 1 year	15,201,380	11,902,522
Between 1 to 2 years	196,082	100,092
Over 2 years	99,013	56,390

Total	15,496,475	12,059,004

28	Taxes payable

Taxes payable comprises:

	As at 31 December
	2017	2016

VAT payable	619,329	439,304
Income tax payable	430,703	440,791
Others	252,178	209,010

Total	1,302,210	1,089,105

29	Short-term bonds

The Company issued unsecured super short-term bonds with face values of RMB3 billion and RMB3 billion bearing annual interest rates of 2.50% and 2.60% in August 2016 and October 2016. Such bonds are denominated in RMB, issued at par and mature in 365 days. The annual effective interest rates of these bonds are 2.91% and 3.01%.The bonds had matured and were fully repaid in August 2017 and October 2017 respectively.

The Company issued unsecured super short-term bonds with face values of RMB4 billion, RMB3 billion, RMB3 billion, RMB4 billion, RMB2 billion, RMB3 billion and RMB2 billion bearing annual interest rates of 2.42%, 2.62%, 2.73%, 2.50%, 2.79%, 2.98% and 3.45% in April 2016, April 2016, May 2016, July 2016, November 2016, November 2016 and December 2016, respectively. Such bonds are denominated in RMB, issued at face value and mature in 270 days, 270 days, 270 days, 270 days, 270 days, 180 days and 270 days from the issuance dates. The annual effective interest rates of these bonds are 2.73%, 2.93%, 3.04%, 2.81%, 3.10%, 3.19%, and 3.78%, respectively. These bonds were fully repaid in January 2017, January 2017, February 2017, April 2017, August 2017, May 2017, and September 2017, respectively.

The Company issued unsecured super short-term bonds with face values of RMB4 billion RMB3 billion, RMB3 billion RMB4 billion, RMB2 billion, RMB4 billion, RMB4 billion, RMB2 billion, RMB1 billion and RMB4 billion bearing annual interest rates of 3.40%, 3.67%, 3.60%, 3.60%, 4.19%, 3.96% 4.10%, 4.19%, 4.17% and 4.17% in January 2017, February 2017, March 2017, April 2017, June 2017, August 2017, October 2017, November 2017, November 2017 and December 2017, respectively. Such bonds are denominated in RMB, issued at face value and mature in 270 days, 270days, 180 days, 90 days, 150 days, 60 days, 180 days, 180 days, 180 days and 90 days from the issuance dates. The annual effective interest rates of these bonds are 3.85%, 3.76%, 3.76%, 3.68%, 4.24%, 4.00%, 4.22%, 4.35%, 4.19%, and 4.35%, respectively. The six bonds issued in January 2017, February 2017, March 2017, April 2017, June 2017 and August 2017 were fully repaid in October 2017, November 2017, September 2017, July 2017, November 2017 and October 2017, respectively. As at 31 December 2017, interest payables for the outstanding bonds amounted to approximately RMB33.70 million, RMB10.80 million, RMB4.57 million and RMB14.17 million, respectively.

30	Short-term loans

Short-term loans are as follows:

	As at 31 December 2017			As at 31 December 2016
	Original currency	RMB equivalent	Annual interest rate	Original currency	RMB equivalent	Annual interest rate
	'000			'000

Secured
RMB
- Fixed rate	24,000	24,000	4.71%-5.50%	13,500	13,500	3.00%
- Variable rate	-	-		112,034	112,034	2.77%-3.80%

Unsecured
RMB
- Fixed rate	10,450,248	10,450,248	3.92%-4.35%	3,319,947	3,319,947	3.70%-4.35%
- Variable rate	69,777,100	69,777,100	3.74%-4.35%	54,223,393	54,223,393	3.57%-4.35%

Total		80,251,348			57,668,874

As at 31 December 2017, short-term loans of RMB24million (31 December 2016: RMB126 million) represented the notes receivable that were discounted with recourse. As these notes receivable had not yet matured, the proceeds received were recorded as short-term loans.
92

As at 31 December 2017, a short-term loan borrowed from Xi'an Thermal Power Research Institute Co., Ltd ("Xi'an Thermal") amounted to RMB100 million (31 December 2016: 100 million) with annual interest rate of 4.13%(31 December 2016: 3.92%).

As at 31 December 2017, short-term loans borrowed from Huaneng Finance amounted to RMB6,505 million (31 December 2016: RMB3,355 million) with annual interest rate ranged from 3.92% to 4.35%(31 December 2016: from 3.92% to 4.13%).

As at 31 December 2017, short-term loans borrowed from a subsidiary of Huaneng Energy & Communications Holdings Co., Ltd. amounted to RMB753 million (31 December 2016: RMB0 million) with annual interest rate ranged from 3.92% to 4.13%(31 December 2016:nil).

31	Deferred income tax assets and liabilities

The deferred income tax assets and liabilities are as follows:

	As at 31 December
	2017	2016

Deferred income tax assets before offsetting	3,604,577	2,432,552
Offset amount	(1,304,486)	(1,168,595)

Deferred income tax assets after offsetting	2,300,091	1,263,957

Deferred income tax liabilities before offsetting	(5,871,166)	(3,431,347)
Offset amount	1,304,486	1,168,595

Deferred income tax liabilities after offsetting	(4,566,680)	(2,262,752)

	(2,266,589)	(998,795)

The gross movement on the deferred income tax accounts is as follows:

	2017	2016	2015

Beginning of the year	(998,795)	(1,429,752)	(926,481)
Business combination (Note 40)	(2,322,513)	(58,929)	(1,007,147)
Disposal of subsidiaries (Note 6)	17,407	-	-
Credited to profit or loss (Note 33)	724,712	440,817	687,206
Charged to other comprehensive income	330,834	87,775	(198,525)
Currency translation differences	(18,234)	(38,706)	15,195

End of the year	(2,266,589)	(998,795)	(1,429,752)

The movements in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdictions, are as follows:

Deferred income tax assets:

	Hedging reserve	Amortization of land use rights	Provision for impairment loss	Depreciation	Accrued expenses	VAT refunds on purchases of domestically manufactured equipment	Unused tax losses	Others	Total

As at 1 January 2016	199,876	14,417	399,418	572,379	40,938	230,442	235,984	696,403	2,389,857

Business combination	-	-	66,560	6,840	-	-	-	-	73,400
(Charged)/credited to profit or loss	-	(502)	140,969	(41,015)	1,185	(25,433)	(5,128)	71,610	141,686
Charged to other comprehensive income	(182,400)	-	-	-	-	-	-	-	(182,400)
Currency translation differences	-	-	207	-	-	-	132	9,670	10,009

As at 31 December 2016	17,476	13,915	607,154	538,204	42,123	205,009	230,988	777,683	2,432,552

Business combination(Note 40)	-	-	-	574,600	5,052	-	139,387	414,891	1,133,930
Disposal of subsidiaries(Note 6)	-	-	(10,686)	(9,962)	-	-	(5,566)	(52,270)	(78,484)
(Charged)/credited to profit or loss	-	(493)	(2,593)	(70,209)	7,076	(25,433)	196,613	20,026	124,987
Charged to other comprehensive income	(11,905)	-	-	-	-	-	-	-	(11,905)
Currency translation differences	-	-	82	-	-	-	-	3,415	3,497

As at 31 December 2017	5,571	13,422	593,957	1,032,633	54,251	179,576	561,422	1,163,745	3,604,577

Deferred income tax liabilities:

	Hedging reserve	Fair value gains	Amortization of land use rights	Depreciation	Power generation license	Mining rights	Territorial water use right	Others	Total

As at 1 January 2016	-	(645,242)	(904,173)	(1,291,706)	(625,460)	(157,215)	(74,201)	(121,612)	(3,819,609)

Business combination	-	-	(10,423)	-	-	-	-	(121,906)	(132,329)
Credited to profit or loss	-	-	24,948	169,088	-	27,832	1,769	75,494	299,131
(Charged)/credited to other comprehensive loss	(26,530)	296,705	-	-	-	-	-	-	270,175
Currency translation differences	8,131	-	(1,507)	(26,436)	(28,903)	-	-	-	(48,715)

As at 31 December 2016	(18,399)	(348,537)	(891,155)	(1,149,054)	(654,363)	(129,383)	(72,432)	(168,024)	(3,431,347)

Business combination (Note 40)	-	(1,736)	(148,129)	(3,209,672)	-	-	-	(96,906)	(3,456,443)
Disposal of subsidiaries(Note 6)	-	-	1,761	22,162	-	-	68,696	3,272	95,891
Credited to profit or loss	-	-	27,457	525,780	-	-	1,327	45,161	599,725
(Charged)/credited to other comprehensive loss	(5,558)	348,297	-	-	-	-	-	-	342,739
Currency translation differences	(304)	-	(540)	(9,490)	(11,397)	-	-	-	(21,731)

As at 31 December 2017	(24,261)	(1,976)	(1,010,606)	(3,820,274)	(665,760)	(129,383)	(2,409)	(216,497)	(5,871,166)

As at 31 December 2017 and 2016, taxable temporary differences relating to interest in equity method investees amounted to RMB2.95 billion and RMB3.39 billion, respectively. No deferred tax liabilities were recognized as at 31 December 2017 and 2016 as dividends from investments in associates and joint ventures are exempted from the PRC income tax and the Company has no plan to dispose any of these investees in the foreseeable future.

As at 31 December 2017 and 2016, taxable temporary differences relating to the undistributed profit of a wholly-owned foreign subsidiary amounted to RMB3.06 billion and RMB3.54 billion, respectively. No deferred tax liabilities were recognized in respect of the tax that would be payable on the distribution of these retained profit as at 31 December 2017 and 2016 as the Company controls the dividend policy of the subsidiary, and it has been determined that it is probable that the profits will not be distributed in the foreseeable future.

In accordance with the accounting policy set out in Note 2(u), the Company and its subsidiaries did not recognize deferred income tax assets in respect of certain deductible temporary differences and accumulated tax losses that can be carried forward against future taxable income as follow:

	As at 31 December
	2017	2016

Deductible temporary differences	4,672,788	2,957,316
Unused tax losses	8,665,079	6,669,820

Total	13,337,867	9,627,136

The expiry dates of the tax losses of the Company and its subsidiaries for which no deferred income tax assets were recognized are summarized as follows:

	As at 31 December
	2017	2016

Year of expiry
2017	-	1,841,365
2018	1,557,045	1,122,070
2019	1,579,066	1,195,811
2020	1,524,531	1,061,468
2021	1,558,573	1,449,106
2022	2,445,864	-

Total	8,665,079	6,669,820

32	Additional financial information to the consolidated statements of financial position

As at 31 December 2017, the net current liabilities of the Company and its subsidiaries amounted to approximately RMB107,413 million (2016: RMB93,230 million). On the same date, total assets less current liabilities were approximately RMB240,639 million (2016: RMB184,643 million).
96

33	Income tax expense

	For the year ended 31 December
	2017	2016	2015

Current income tax expense	1,942,238	3,905,968	6,386,149
Deferred income tax (Note 31)	(724,712)	(440,817)	(687,206)

Total	1,217,526	3,465,151	5,698,943

No Hong Kong profits tax has been provided as there were no estimated assessable profits in Hong Kong for the year (2016: nil).

The reconciliation of the effective income tax rate from the notional income tax rate is as follows:

	For the year ended 31 December
	2017	2016	2015

Notional tax on profit before income tax expense, calculated at the applicable income tax rates in the countries concerned	26.13%	25.16%	25.11%
Effect of tax losses not recognized	18.45%	1.58%	(0.12%)

Effect of deductible temporary differences not recognized	6.04%	(0.20%)	(0.16%)
Effect of non-taxable income	(12.37%)	(2.89%)	(1.77%)
Effect of non-deductible expenses	7.05%	1.09%	1.37%
Others	(1.84%)	0.35%	0.39%

Effective tax rate	43.46%	25.09%	24.82%

The Company and its PRC branches and subsidiaries are subject to income tax at 25%, except for certain PRC branches and subsidiaries that are tax exempted or taxed at preferential tax rates, as determined in accordance with the relevant PRC income tax rules and regulations for the years ended 31 December 2017 and 2016.

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

The income tax rate applicable to Singapore subsidiaries is 17% (2016: 17%).

34	Earnings per share

The basic earnings per share is calculated by dividing the consolidated net profit attributable to the equity holders of the Company by the weighted average number of the Company's outstanding ordinary shares during the year:
97

	2017	2016	2015

Consolidated net profit attributable to equity holders of the Company	1,579,836	8,520,427	13,651,933
Less: cumulative distribution of perpetual corporate bonds	68,600	-	-

Consolidated net profit attributable to ordinary Shareholders of the Company	1,511,236	8,520,427	13,651,933

Weighted average number of the Company's outstanding ordinary shares ('000)*	15,200,383	15,200,383	14,485,383
Basic and diluted earnings per share (RMB)	0.10	0.56	0.94

*Weighted average number of ordinary shares:

	2017	2016	2015
	'000	'000	'000

Issued ordinary shares at 1 January	15,200,383	15,200,383	14,420,383
Effect of share issue	-	-	65,000

Weighted average number of
ordinary shares at 31 December	15,200,383	15,200,383	14,485,383

There was no dilutive effect on earnings per share since the Company had no dilutive potential ordinary shares for the years ended 31 December 2017 and 2016.

35	Notes to consolidated statement of cash flows

Bank balances and cash comprised the following:

	As at 31 December
	2017	2016	2015

Total bank balances and cash	9,364,823	7,881,630	7,537,813
Less: Restricted cash	82,433	71,129	59,563

Cash and cash equivalents as at year end	9,282,390	7,810,501	7,478,250

The bank balances and cash of the Company and its subsidiaries are denominated in the following currencies:

	As at 31 December
	2017	2016	2015

RMB	8,213,100	6,691,911	5,847,363
S$ (RMB equivalent)	835,995	869,591	1,130,356
US$ (RMB equivalent)	315,535	319,944	559,761
JPY (RMB equivalent)	193	184	205
HK$ (RMB equivalent)	-	-	128

Total	9,364,823	7,881,630	7,537,813

There is no material non-cash investing and financing transactions for the years ended 31 December 2017 and 2016.

The table below details changes in the Company and its subsidiaries' liabilities from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are liabilities for which cash flows were, or future cash flows will be, classified in the Company and its subsidiaries' consolidated cash flow statement as cash flows from financing activities:

Items		Loans (Note 24,30)	Bonds (Note 25,29)	Accrued interests (Note 27)	Finance leases payables (Note 26)	Interest rate swaps contracts (liabilities) (Note 14)

As at 1 January 2017		132,220,120	42,788,810	676,462	1,088,846	169,201

(a)	Business combination	47,562,251	-	85,380	521,083	-

(b)	Changes from financing cash flows:
	Proceeds from new bank loans	140,270,455	-	-	-	-
	Repayment of bank loans	(113,769,036)	-	-	-	-
	Proceeds from new bonds	-	38,788,679	-	-	-
	Repayment of bonds	-	(50,300,000)	-	-	-
	Capital element of finance lease rentals paid	-	-	-	(636,145)	-
	Interest element of finance lease rentals paid	-	-	-	(58,874)	-
	Interest paid	-	(885,000)	(9,195,102)	-	-
	Others	(3,135)	(80,643)	-	-	-

(c)	Exchange adjustments	82,298	-	2,095	235	-

(d)	Changes in fair value	-	-	-	-	(38,558)

(e)	Other changes:
	New finance leases	-	-	-	659,895	-
	Interest expenses	-	747,377	8,902,402	99,225	-
	Capitalised borrowing costs	-	-	476,065	-	-
	Disposal of subsidiaries	(1,166,899)	-	-	-	-
	Others	184,710	-	-	(74,159)	-

As at 31 December 2017		205,380,764	31,059,223	947,302	1,600,106	130,643

36	Related party balances and transactions

The related parties of the Company and its subsidiaries that had transactions with the Company and its subsidiaries are as follows:

Names of related parties	Nature of relationship

Huaneng Group	Ultimate parent company
HIPDC	Parent company
Huaneng Energy & Communications Holdings Co., Ltd. and its subsidiaries	Subsidiaries of Huaneng Group*
Huaneng Property Co., Ltd. and its subsidiaries	Subsidiaries of Huaneng Group
Xi'an Thermal and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Group Technology Innovation Center	A subsidiary of Huaneng Group
Huaneng Hulunbuir Energy Development Company Ltd.and its subsidiaries	Subsidiaries of Huaneng Group
Alltrust Insurance Co., Ltd.	A subsidiary of Huaneng Group
North United Power Co., Ltd. and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Group Clean Energy Technology Research Institute Co., Ltd.	A subsidiary of Huaneng Group
Huaneng Renewables Corporation Limited and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Carbon Assets Management Company Limited	A subsidiary of Huaneng Group
Huaneng Group Hong Kong Limited Company	A subsidiary of Huaneng Group
Huaneng Lancangjiang Hydropower Co., Inc. and its subsidiaries	Subsidiaries of Huaneng Group
Changping Huaneng Training Center	A subsidiary of Huaneng Group
Huaneng Hainan Industry Co.,Ltd.	A subsidiary of Huaneng Group
Huaneng Baishan Coal Gangue Power Generation Co., Ltd.	A subsidiary of Huaneng Group
Great Wall Securities Co., Ltd. ("Great Wall Securities")	A subsidiary of Huaneng Group
Huaneng Nuclear Power Development Company Ltd.	A subsidiary of Huaneng Group
Huaneng Tibet Yarlung Zangbo River Hydropower Development & Investment Company Ltd. and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Xining Power Co., Ltd.	A subsidiary of Huaneng Group
Huaneng Coal Business Sector Co., Ltd. and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Integrated Industries Co., Ltd.	A subsidiary of Huaneng Group
Huaneng Ningxia Energy Company Ltd.	A subsidiary of Huaneng Group
Huaneng Shaanxi Power Generation Limited and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Xinjiang Energy Development Company Ltd. and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Gansu Energy Development Company Ltd. and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Capital Services Co., Ltd.	A subsidiary of Huaneng Group
Huaneng Shaanxi Qinling Power Generation Co., Ltd.	A subsidiary of Huaneng Group
Ningxia Daba Power Generation Co., Ltd.	A subsidiary of Huaneng Group
Huaneng Shandong Shidao Bay Nuclear Power Co., Ltd.	A subsidiary of Huaneng Group
Huangtai #8 Power Plant	An investee with significant influence
Shanghai Time Shipping	A joint venture of the Company
Jiangsu Nantong Power	A joint venture of the Company
Huaneng Yingkou Port Limited Liability Company	A joint venture of the Company
Luyi Power	A joint venture of the Company
Ruyi (Hong Kong) Energy and its subsidiaries	Joint ventures of the Company
Suzhou Sugao Renewables Service Co. Ltd.	A joint venture of the Company
Liaocheng Luxi Fuel Co., Ltd.Company	An associate of the Company
Zhengzhou Airport Xinggang Power Co., Ltd.	An associate of the Company

Names of related parties	Nature of relationship

Chongqing Huaneng Lime Company Limited	An associate of the Company
Hainan Nuclear	An associate of the Company
Sichuan Hydropower	An associate of the Company and also a subsidiary of Huaneng Group
Hanfeng Power	An associate of the Company and also a subsidiary of Huaneng Group
Tiancheng Financial Leasing	An associate of the Company and also a subsidiary of Huaneng Group
Huaneng Shidao Bay Nuclear Power Development Co., Ltd.	An associate of the Company and also a subsidiary of Huaneng Group
Xiapu Nuclear Power Co., Ltd.	An associate of the Company and also a subsidiary of Huaneng Group
Huaneng Finance	An associate of the Company and also a subsidiary of Huaneng Group
Huaneng (Tianjing) Coal Gasification Power Generation Co., Ltd.	An associate of the Company and also a subsidiary of Huaneng Group
Huaneng Group Fuel Company and its subsidiaries	Associates of the Company and also subsidiaries of Huaneng Group
Other government-related enterprises**	Related parties of the Company

*	Transactions with subsidiaries of Huaneng Group which also are associates of the Company and its subsidiaries are presented as transactions with subsidiaries of Huaneng Group for note 36(a) and 36(b).

**
Huaneng Group is a state-owned enterprise. In accordance with the revised IAS 24, "Related Party Disclosures", government-related enterprises, other than entities under Huaneng Group, which the PRC government has control, joint control or significant influence over are also considered as related parties of the Company and its subsidiaries ("other government-related enterprises").

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
101

(a)	Related party balances

(i)	Cash deposits in related parties

	As at 31 December
	2017	2016
Deposits in Huaneng Finance
- Savings deposit	7,506,706	5,155,000
Deposits in Great Wall Securities
- Savings deposit	-	2

Total	7,506,706	5,155,002

For the year ended 31 December 2017, the annual interest rates for these savings deposits placed with Huaneng Finance and Great Wall Securities ranged from 0.35% to 1.35% (2016: from 0.35% to 1.35%).

(ii)
As described in Note 24 and 30, certain loans of the Company and its subsidiaries were borrowed from Huaneng Group, HIPDC, Huaneng Finance, Xi'an Thermal, a subsidiary of Huaneng Energy & Communications Holdings Co., Ltd. and Tiancheng Financial Leasing.

(iii)
Except for those disclosed in Note 24 and 30, the majority of the balances with Huaneng Group, HIPDC, subsidiaries of Huaneng Group, associates, joint ventures and other related parties are unsecured and within one year. As at and for the years ended 31 December 2017 and 2016, no provision is made on receivable balances from these parties.

Accounts receivable, other receivables and assets comprised the following balances due from related parties:

	As at 31 December
	2017	2016

Due from Huaneng Group	860,941	708
Due from HIPDC	99	-
Due from joint ventures	360,442	806,112
Due from associates	89,083	-
Due from subsidiaries of Huaneng Group	196,621	319,224
Due from Huangtai #8 Power Plant	903,671	-

Total	2,410,857	1,126,044

(iv)	Accounts payable and other liabilities and other non-current liabilities comprised the following balances due to related parties:

	As at 31 December
	2017	2016

Due to Huaneng Group	260,306	12,232
Due to HIPDC	16,138	14,183
Due to joint ventures	336,170	325,590
Due to associates	5,751	263,154

Due to subsidiaries of Huaneng Group	4,239,688	4,145,595

Total	4,858,053	4,760,754

(v)
As at 31 December 2017, included in long-term loans (including current portion) and short-term loans are loans payable to other government-related enterprises amounting to RMB203 billion (2016: RMB130 billion).

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

(vi)	As at 31 December 2017, prepayment for construction materials to subsidiaries of Huaneng Group amounted to RMB21 million (2016: RMB67 million).

(b)	Related party transactions

(i)	Procurement of goods and receiving services

	For the year ended 31 December
	2017	2016	2015
Huaneng Group
Technical services and engineering contracting services	-	-	50
Other purchases	446	451	-

Subsidiaries of Huaneng Group
Purchase of coal and transportation services	19,945,752	17,212,984	16,575,700
Technical services and engineering contracting services	1,024,369	1,055,251	769,176
Purchase of equipment	347,163	483,058	302,387
Purchase of power generation quota	-	195,528	287,779
Other purchases	716	6,472	7,073

Joint ventures of the Company
Purchase of coal and transportation services	2,054,209	2,150,844	1,816,954
Entrusting other parties for power generation	28,953	-	-

An associate of the Company Other purchases	27,732	43,808	44,591

(ii)	Sales of goods and providing services

	For the year ended 31 December
	2017	2016	2015
Huaneng Group
Service provided	907	-	-

HIPDC
Service provided	520	-	-

Subsidiaries of Huaneng Group
Sales of power generation quota	-	1,165	135,085
Sales of goods	1,114,347	-	-
Other sales	15,247	189,914	40,780
Service provided	25,229	31,135	50,627
Provision of entrusted power generation	58,639	-	-

Joint ventures of the Company
Service provided	319,844	59,049	133,332
Other sales	407,697	9,490	23,003

Other related party
Provision of entrusted power generation	-	-	33,129

(iii)	Other related party transactions

		For the year ended 31 December
		2017	2016	2015
(1)	Rental charge on leasehold
	HIPDC	106,885	157,264	161,941
	Subsidiaries of Huaneng Group	141,542	128,932	130,591
	A joint venture of the Company	2,128	-	-

(2)	Rental income from leasehold
	A joint venture of the Company	7,448	7,750	10,759
	Subsidiaries of Huaneng Group	2,509	5,724	9,115

(3)	Drawdown of loans
	Subsidiaries of Huaneng Group	15,374,480	4,035,000	2,660,500
	HIPDC	-	210	-
	Huaneng group	665,225	-	-

(4)	Interest expense on loans
	Huaneng group	33,481	30,514	32,573
	HIPDC	10	13,136	114,687
	Subsidiaries of Huaneng Group	589,012	217,098	158,695

(5)	Interest income on loans
	A joint venture of the Company	3,329	3,488	4,572
	An associate of the Company	917	-	-
	A Subsidiary of Huaneng Group	4,344	-	-

		For the year ended 31 December
		2017	2016	2015
(6)	Capital injection from a subsidiary of Huaneng Group
	A subsidiary of Huaneng Group	274,752	-	286,312

(7)	Capital injection
	A subsidiary of Huaneng Group	-	157,500	683,550
	An associate of the Company	52,200	100,418	206,230
	Joint ventures of the Company	249,716	18,200	-

(8)	Pre-construction cost paid by
	A subsidiary of Huaneng Group	23,529	765	12,254
	An joint venture of the Company	179	-

(9)	Finance lease payments received from
	A subsidiary of Huaneng Group	-	2,960,000	100,000

(10)	Entrusted management fee
	Huaneng Group	13,453	24,950	24,950

(11)	Trusteeship management income
	Huaneng Group	1,518	1,700	1,700

(12)	Net proceeds received from investee with significant influence
	Huangtai #8 Power Plant	72,920	-	-

(13)	Finance lease to investee with significant influence
	Huangtai #8 Power Plant	86,946	-	-

(14)	Interest income from finance lease
	Huangtai #8 Power Plant	11,626	-	-

(15)	Acquisition consideration
	In 2017, the Company acquired subsidiaries from Huaneng Group, please refer to Note 40(a) for details of the acquisition consideration.

(16)	Disposal subsidiaries
	In 2017, the Company disposed Taishan Power Limited Company to a subsidiary of Huaneng Group, please refer to Note 6 for details.

Transactions with government-related enterprises

For the years ended 31 December 2017 and 2016, the Company and its domestic subsidiaries sold substantially all their products to local government-related power grid companies. Please refer to Note 5 for details of sales information to major power grid companies

For the years ended 31 December 2017 and 2016, other collectively-significant transactions with government-related enterprises also include a large portion of fuel purchases, property, plant and equipment construction and related labor employed.

(c)	Guarantees

			As at 31 December
			2017	2016

(i	)	Long-term loans guaranteed by
		- Huaneng Group	1,675,147	565,992
		- HIPDC	2,099,600	2,142,000
(ii	)	Long-term bonds guaranteed by
		- HIPDC	4,000,000	4,000,000
		- Government-related banks	-	3,300,000

(d)	Pre-tax benefits and social insurance of key management personnel

	For the year ended 31 December
	2017	2016	2015

Salaries	7,676	8,225	9,064
Pension	1,511	1,521	1,470

Total	9,187	9,746	10,534

(e)	Related party commitments

Related party commitments which were contracted but not recognized in the consolidated statement of financial position as at the end of reporting period are as follows:

(i)	Capital commitments

	As at 31 December
	2017	2016

Subsidiaries of Huaneng Group	290,041	439,571

(ii)	Fuel purchase and transportation commitments

	As at 31 December
	2017	2016

Subsidiaries of Huaneng Group	1,111,649	963,306
A joint venture of the Company	279,408	291,032

Total	1,391,057	1,254,338

(iii)	Operating lease commitments

	As at 31 December
	2017	2016

Subsidiaries of Huaneng Group	171,804	286,340
HIPDC	76,202	65,554

Total	248,006	351,894

37	Labor cost

Other than the salaries and staff welfare, the labor cost of the Company and its subsidiaries mainly comprises the following:

All PRC employees of the Company and its subsidiaries are entitled to a monthly pension upon their retirements. The PRC government is responsible for the pension liability to these employees on retirement. The Company and its subsidiaries are required to make contributions to the publicly administered retirement plan for their PRC employees at a specified rate, currently set at 14% to 22% (2016: 14% to 22%) of the basic salary of the PRC employees. The retirement plan contributions paid by the Company and its subsidiaries for the year ended 31 December 2017 were approximately RMB1156 million (2016: RMB873 million), including approximately RMB1110 million (2016: RMB832 million) charged to profit or loss.

In addition, the Company and its subsidiaries have also implemented a supplementary defined contribution retirement scheme for PRC employees. Under this scheme, the employees are required to make a specified contribution based on the number of years of service with the Company and its subsidiaries, and the Company and its subsidiaries are required to make a contribution equal to two to four times the employees' contributions. The employees will receive the total contributions upon their retirement. For the year ended 31 December 2017, the contributions to supplementary defined contribution retirement scheme paid by the Company and its subsidiaries amounted to approximately RMB312 million (2016: RMB244 million), including approximately RMB299 million (2016: RMB233 million) charged to profit or loss.

SinoSing Power and its subsidiaries in Singapore appropriate a specified rate, currently set at 6.5% to 16% (2016: 6.5% to 16%) of the basic salary to central provident funds in accordance with the local government regulations. The contributions made by SinoSing Power and its subsidiaries for the year ended 31 December 2017 amounted to approximately RMB19.92 million (2016: RMB18.47 million), all of which were charged to profit or loss.

The Company and its subsidiaries have no further obligation for post-retirement benefits beyond the annual contributions made above.

In addition, the Company and its subsidiaries also make contributions of housing funds and social insurance to the social security institutions at specified rates of the basic salary and no more than the upper limit. The housing funds and social insurance contributions paid by the Company and its subsidiaries amounted to approximately RMB784 million (2016: RMB604 million) and RMB901 million (2016: RMB699 million) for the year ended 31 December 2017 including approximately RMB748 million (2016: RMB572 million) and RMB857 million (2016: RMB664 million) were charged to profit or loss, respectively.
107

38	Directors', supervisors' and senior management's emoluments

(a)	Pre-tax benefits and social insurance of directors and supervisors

The remuneration of every director and supervisor of the Company for the year ended 31 December 2017 is set out below:

	Fees	Basic salaries	Performance salaries	Pension	Total
Name of director
Mr. Cao Peixi	-	-	-	-	-
Mr. Guo Junming[1]	-	-	-	-	-
Mr. Liu Guoyue	-	-	-	-	-
Mr. Fan Xiaxia[2]	-	-	-	-	-
Mr. Li Shiqi[3]	-	-	-	-	-
Mr. Huang Jian	-	-	-	-	-
Mr. Wang Yongxiang[4]	-	-	-	-	-
Mr. Mi Dabin	24	-	-	-	24
Mr. Guo Hongbo	-	-	-	-	-
Mr. Zhu Yousheng[3]	24	-	-	-	24
Ms. Li Song[3]	24	-	-	-	24
Mr. Cheng Heng[4]	-	-	-	-	-
Mr. Lin Chong[4]	-	-	-	-	-
Mr. Li Zhensheng[3]	37	-	-	-	37
Mr. Yue Heng	74	-	-	-	74
Mr. Geng Jianxin[3]	37	-	-	-	37
Mr. Xia Qing[3]	37	-	-	-	37
Mr. Xu Mengzhou	74	-	-	-	74
Mr. Liu Jizhen[4]	37	-	-	-	37
Mr. Xu Haifeng[4]	37	-	-	-	37
Mr. Zhang Xianzhi[4]	37	-	-	-	37

Sub-total	442	-	-	-	442

Name of supervisor
Mr. Ye Xiangdong	-	-	-	-	-
Mr. Mu Xuan	24	-	-	-	24
Ms. Zhang Mengjiao	-	-	-	-	-
Mr. Gu Jianguo	24	-	-	-	24
Ms. Zhang Xiaojun	-	137	466	124	727
Mr. Zhu Daqing	-	135	464	123	722

Sub-total	48	272	930	247	1,497

Total	490	272	930	247	1,939

The remuneration of every director and supervisor of the Company for the year ended 31 December 2016 is set out below:

	Fees	Basic salaries	Performance salaries	Pension	Total
Name of director
Mr. Cao Peixi	-	-	-	-	-
Mr. Guo Junming	-	-	-	-	-
Mr. Liu Guoyue	-	-	-	-	-
Mr. Li Shiqi	-	-	-	-	-
Mr. Huang Jian	-	-	-	-	-
Mr. Fan Xiaxia	-	327	396	122	845
Mr. Mi Dabin	48	-	-	-	48
Mr. Guo Hongbo	-	-	-	-	-
Mr. Zhu Yousheng	48	-	-	-	48
Ms. Li Song	48	-	-	-	48
Mr. Li Zhensheng	74	-	-	-	74
Mr. Zhang Shouwen	37	-	-	-	37
Mr. Yue Heng	74	-	-	-	74
Mr. Geng Jianxin	74	-	-	-	74
Mr. Xia Qing	74	-	-	-	74
Mr. Xu Mengzhou	37	-	-	-	37

Sub-total	514	327	396	122	1,359

Name of supervisor
Mr. Ye Xiangdong	-	-	-	-	-
Mr. Mu Xuan	48	-	-	-	48
Ms. Zhang Mengjiao	-	-	-	-	-
Mr. Gu Jianguo	48	-	-	-	48
Mr. Wang Zhaobin	-	51	-	-	51
Ms. Zhang Ling	-	69	-	-	69
Ms. Zhang Xiaojun	-	92	314	89	495
Mr. Zhu Daqing	-	90	313	88	491

Sub-total	96	302	627	177	1,202

Total	610	629	1,023	299	2,561

The remuneration of every director and supervisor of the Company for the year ended 31 December 2015 is set out below:

	Fees	Basic salaries	Performance salaries	Pension	Total
Name of director
Mr. Cao Peixi	-	-	-	-	-
Mr. Guo Junming	-	-	-	-	-
Mr. Liu Guoyue	-	143	663	123	929
Mr. Li Shiqi	-	-	-	-	-
Mr. Huang Jian	-	-	-	-	-
Mr. Fan Xiaxia	-	356	494	131	981
Mr. Mi Dabin	65	-	-	-	65
Mr. Guo Hongbo	12	-	-	-	12
Mr. Zhu Yousheng	24	-	-	-	24
Mr. Xu Zujian	24	-	-	-	24
Ms. Li Song	65	-	-	-	65
Mr. Li Zhensheng	74	-	-	-	74
Mr. Qi Yudong	6	-	-	-	6
Mr. Zhang Shouwen	74	-	-	-	74
Mr. Yue Heng	100	-	-	-	100
Ms. Zhang Lizi	30	-	-	-	30
Mr. Geng Jianxin	37	-	-	-	37
Mr. Xia Qing	37	-	-	-	37

Sub-total	548	499	1,157	254	2,458

Name of supervisor
Mr. Ye Xiangdong	-	-	-	-	-
Mr. Mu Xuan	65	-	-	-	65
Ms. Zhang Mengjiao	-	-	-	-	-
Mr. Gu Jianguo	49	-	-	-	49
Mr. Wang Zhaobin	-	298	385	103	786
Ms. Zhang Ling	-	133	263	53	449

Sub-total	114	431	648	156	1,349

Total	662	930	1,805	410	3,807

1 Resigned on 9 October 2017.
2 Resigned on 28 February 2018
3 Resigned on 13 June 2017.
4 Appointed on 13 June 2017.

During the year, no option was granted to the directors or the supervisors (2016: nil).

During the year, no emolument was paid to the directors or the supervisors (including the five highest paid employees) as an inducement to join or upon joining the Company or as compensation for loss of office (2016: nil).

No director or supervisor had waived or agreed to waive any emoluments during the years 2017 and 2016.
110

(b)	Five highest paid individuals

The five individuals whose emoluments were the highest in the Company and its subsidiaries for the year include no director (2016: one director) whose emoluments are reflected in the analysis presented above. The emoluments payable to the all five (2016: remaining four) individuals during the year (within the range of nil to RMB0.79 million) are as follows:

	As at 31 December
	2017	2016	2015

Basic salaries	1,524	1,213	910
Performance salaries	1,800	1,440	1,260
Pension	648	502	365

	3,972	3,155	2,535

39	Commitments

(a)	Capital commitments

Capital commitments mainly relate to the construction of new power projects, certain ancillary facilities and renovation projects for existing power plants. Details of such commitments are as follows:

	As at 31 December
	2017	2016

Contracted but not provided	16,985,439	18,603,559

(b)	Operating lease commitments

The Company and its subsidiaries have various operating lease arrangements for land and buildings. Some of the leases contain renewal options and most of the leases contain escalation clauses. Lease terms do not contain restrictions on the Company and its subsidiaries' activities concerning dividends, additional debts or further leasing.

Total future minimum lease payments under non-cancelable operating leases are as follows:

	As at 31 December
	2017	2016

Land and buildings
- not later than 1 year	196,870	181,441
- later than 1 year and not later than 2 years	118,272	144,088
- later than 2 years and not later than 5 years	143,628	133,984
- later than 5 years	1,028,014	970,896

Total	1,486,784	1,430,409

In addition, in accordance with a 30-year operating lease agreement signed by Huaneng Dezhou Power Plant ("Dezhou Power Plant") and Shandong Land Bureau for the land occupied by Dezhou Power Plant Phases I and II in June 1994, annual rental amounted to approximately RMB30 million effective from June 1994 and is subject to revision at the end of the fifth year from the contract date. Thereafter, the annual rental is subject to revision once every three years. The increment for each rental revision is restricted to no more than 30% of the previous annual rental amount. For the years ended 31 December 2017 and 2016, the annual rentals was approximately RMB34 million.

(c)	Fuel purchase commitments

The Company and its subsidiaries have entered into various long-term fuel supply agreements with various suppliers in securing fuel supply for various periods. All the agreements require minimum, maximum or forecasted volume purchases and subject to certain termination provisions. Related purchase commitments are as follows:

As at 31 December 2017
	Periods	Purchase quantities	Estimated unit costs (RMB)
A government-related enterprise	2018-2039	2.8 million m3/day*	2.21/ m	[3]
A government-related enterprise	2018-2023	541 million m3/year*	2.06/ m	[3]
	2018-2023	450 million m3/year*	2.06/ m	[3]
	2018-2023	541 million m3/year*	2.10/ m	[3]
	2018-2023	450 million m3/year*	2.27/ m	[3]
A government-related enterprise	2018-2026	200 million m3/year*	2.38/ m	[3]
Other suppliers	2018-2019	243 BBtu**/day	approximately 67,000/BBtu
	2020-2021	242 BBtu**/day	approximately 67,000/BBtu
	2022	248 BBtu**/day	approximately 67,000/BBtu
	2023	247.5~256.6BBtu**/day	approximately 67,000/BBtu
	2024-2028	49.9-81.5BBtu**/day	approximately 69,000/BBtu

As at 31 December 2016
	Periods	Purchase quantities	Estimated unit costs (RMB)
A government-related enterprise	2017-2039	2.8 million m3/day*	2.31/ m	[3]
A government-related enterprise	2017-2023	541 million m3/year*	2.16/ m	[3]
	2017-2023	450 million m3/year*	2.16/ m	[3]
Other suppliers	2017-2022	248BBtu**/day	approximately 63,000/BBtu
	2023	247.5-256.6BBtu**/day	approximately 63,000/BBtu
	2024-2028	49.9-59.0BBtu**/day	approximately 70,000/BBtu

* The quantities represent maximum volume, others represent minimum or forecasted volume if not specified.

** BBtu: Billion British Thermal Unit.

40	Business combinations

(a)	Acquisition from Huaneng Group

On 14 October 2016, the Company entered into equity transfer agreements with Huaneng Group to acquire:

•  80% equity interests of Shandong Power
• 100% equity interests of Jilin Power
• 100% equity interests of Heilongjiang Power
•  90% equity interests of Zhongyuan Gas

These entities are all mainly engaged in power generation and sales business. The acquisition was completed on 1 January 2017(the acquisition date), when the Company obtained the control over above mentioned entities through the corresponding voting rights obtained and consolidated them in its financial statement. The acquisition is expected to increase its generation capacity in relevant areas. The acquired business contributed consolidated revenue of RMB31.207 billion and consolidated net loss of RMB1,051 million to the Company and its subsidiaries for the period from the date of acquisition to 31 December 2017.

The total consideration is RMB15.501 billion after certain adjustment of the profits generated from the date of valuation to the acquisition date in accordance with the equity transfer agreements, which has been settled in cash by 31 December 2017 after netting off with the receivables due from Huaneng Group.

Acquisition Date

Total consideration	15,500,770
Non-controlling interests	6,292,577
Fair value of pre-existing interest in a subsidiary of Shandong Power	690,967
Less: Fair value of total identifiable net assets	19,316,748

Goodwill	3,167,566

Total consideration	15,500,770
Less: Net settlement of the receivables due from Huaneng Group	2,361,871
Bank balances and cash of acquirees	2,342,766
Less: Restricted cash	(20,974)

Cash consideration paid for acquisition of subsidiaries, net of cash acquired	10,817,107

Goodwill arising from the acquisitions is attributable to the synergies expected to arise after the acquisitions of the equity interests in the subsidiaries stated above. None of the goodwill recognised is expected to be deductible for tax purposes.

In addition, according to the profit compensation agreement associated with the Acquisition, Huaneng Group should compensate the Company in cash based on the shortfall of accumulated actual net profit compared with the accumulated forecast net profit of certain subsidiaries of Shandong Power during the compensation period from year 2017 to 2019.

As at 31 December 2017, the fair value of above mentioned contingent consideration from Huaneng Group amounted to RMB860 million was recognized (as at acquisition date: nil), which was recorded in other receivables and assets of RMB615 million, and other non-current assets of RMB 245 million, respectively. The actual amount of compensation will be adjusted in line with the actual performance of those subsidiaries in 2018 and 2019.

The Company incurred acquisition related cost amounted RMB26 million for financial advisory, legal and audit fees.

The assets and liabilities arising from the acquisitions of above entities are as follows:

	Shandong Power (consolidated) Fair value	Jilin Power (consolidated) Fair value	Heilongjiang Power (consolidated) Fair value	Zhongyuan Gas Fair value
Property, plant and equipment	41,366,757	8,496,028	12,525,071	1,381,060
Investment in associates and joint ventures	1,021,566	-	-	-
Available-for-sale financial assets	4,000	100,895	-	-
Land use rights	2,272,181	228,173	655,485	27,075
Deferred income tax assets	334,055	323,522	10,404	-
Other non-current assets	1,285,838	213,589	210,965	48
Bank balances and cash	1,621,276	103,045	385,295	222,939
Inventories	952,510	89,333	123,889	1,136
Trade receivables	2,509,641	293,455	127,219	124,636
Other receivables and other current assets	2,992,094	2,393,835	889,392	119,974
Long-term borrowings	(15,647,367)	(8,330,929)	(6,742,580)	(1,200,000)
Deferred income tax liabilities	(2,447,672)	(214,642)	(280,945)	(47,235)
Other non-current liabilities	(1,688,306)	(10,291)	(253,671)	-
Short-term borrowings	(8,082,200)	(600,000)	(1,920,000)	-
Tax payables	(270,531)	(10,311)	(54,302)	(419)
Dividends payables	(136,955)	-	-	-
Salary and welfare payables	(41,667)	(2,969)	(22,462)	(717)
Payables and other liabilities	(9,725,591)	(2,668,626)	(3,083,130)	(606,115)

Total identifiable net assets	16,319,629	404,107	2,570,630	22,382

The fair value of the identifiable assets and liabilities acquired in the acquisition were assessed based on independent valuation prepared by external valuers.
115

(b)	A subsidiary transferred from a joint venture

Shanxi Xiaoyi Economic Development Zone Huaneng Energy Service Co., Ltd. ('Shanxi Xiaoyi Energy') was previously a joint venture of the Company. In 2017, non-controlling shareholder with 49% equity interests in Shanxi Xiaoyi Energy entered into a voting in concert agreement with the Company whereby it agreed to vote the same in respect of significant financial and operating decisions made by the Company effective from 15 February 2017. As a result, the Company acquired control of Shanxi Xiaoyi Energy since 15 February 2017.

Acquisition Date
Non-controlling interests	10
Fair value of pre-existing interest in Shanxi Xiaoyi Energy	10,200
Less: Fair value of total identifiable net assets	10,210

Goodwill	-

Shanxi Xiaoyi Energy is a limited liability company established on 8 October 2016 in Xiaoyi, Shanxi Province. Shanxi Xiaoyi Energy is primarily engaging in selling of electricity, construction, operation and maintenance of power distribution and regional transmission and distribution grid. Financial information of Shanxi Xiaoyi Energy is as follows:

	From acquisition date to 31 December 2017 acquiree's
	Revenue	Net Profit

Shanxi Xiaoyi Energy	704	228

The identifiable assets and liabilities of Shanxi Xiaoyi Energy as at the acquisition date are as follows:

Fair Value

Bank balances and cash	10,211
Accounts payable and other liabilities	(1)
Total identifiable net assets	10,210

(c)	Acquisition of Ruzhou Xuji Wind Power Generation Co., Ltd.

The Company has entered an Agreement on establishing Huaneng Ruzhou Clean Energy Co., Ltd. ("Ruzhou Clean Energy") with Beijing Xuji New Energy Technology Co., Ltd. ("Beijing Xuji") in 2017. The Company committed to contribute RMB76 million for 95% equity of Ruzhou Clean Energy. Beijing Xuji contributed the net identifiable assets of its wholly-owned subsidiary, Ruzhou Xuji Wind Power Generation Co., Ltd. ("Xuji Wind Power") which amounted to RMB4 million, for 5% equity of Ruzhou Clean Energy.

Acquisition Date

Consideration	4,000
Less: Fair value of total identifiable net assets	4,000
Goodwill	-

Xuji Wind Power was established on 23 November 2015 in Ruzhou, Henan Province, and is mainly engaged in wind power generation and photovoltaic power generation. On the acquisition date, the project is under construction. From the acquisition date to 31 December 2017, Xuji Wind Power had not commenced operation.

From acquisition date to 31 December 2017 acquiree's
	Revenue	Net Profit
Xuji Wind Power	-	-

The identifiable assets and liabilities of Xuji Wind Power as at the acquisition date are as follows:

Fair Value

Other receivables and assets	16,080
Property, plant and equipment	11,893
Accounts payable and other liabilities	(23,973)
Total identifiable net assets	4,000

41	Non-controlling interests

The following table summarizes the information relating to each of the Company and subsidiaries that have material non-controlling interests ("NCI"):

	Qinbei Power	Beijing Cogeneration	Luohuang Power	Weihai Power	Jinling Power	Yueyang Power	Shidongkou Power	Yangliuqing Cogeneration	Shandong Power	Other individually immaterial subsidiaries	Total

NCI percentage	40%	59%	40%	40%	40%	45%	50%	45%	20%

31 December 2017
Non-current assets	10,553,775	6,841,918	4,055,507	4,664,868	5,049,079	4,875,004	3,712,623	2,541,803	47,665,952
Current assets	1,738,000	1,257,485	887,225	633,012	494,312	987,812	494,073	497,441	6,891,086
Non-current liabilities	(3,053,535)	(394,590)	(242,944)	(81,048)	(1,541,444)	(1,042,093)	(731,640)	(205,205)	(19,681,891)
Current liabilities	(5,821,543)	(2,501,516)	(2,064,897)	(2,462,363)	(1,854,441)	(2,590,470)	(1,919,701)	(869,071)	(18,695,005)
Net assets	3,416,697	5,203,297	2,634,891	2,754,469	2,147,506	2,230,253	1,555,355	1,964,968	16,180,142
Carrying amount of NCI	1,380,594	3,050,283	1,032,938	1,101,787	859,024	1,019,016	777,678	883,340	4,697,283	5,171,095	19,973,038

Revenue	4,587,612	4,262,547	2,303,079	3,421,115	3,423,688	3,149,190	2,117,052	2,010,872	22,566,737
Net (loss)/profit	(169,261)	541,602	(60,758)	324,335	269,949	47,224	164,557	121,853	(800,622)
Total comprehensive (loss)/income	(169,261)	541,602	(60,758)	324,335	269,949	47,224	164,557	121,853	(943,860)
(Loss)/profit allocated to NCI	(67,704)	319,545	(24,303)	129,734	107,980	21,251	82,278	54,834	(287,923)	(331,321)	4,371
Other comprehensive (loss)/income allocated to NCI	-	-	-	-	-	-	-	-	(28,648)	152	(28,496)
Cash flow from operating activities	970,585	1,071,888	195,282	681,568	731,714	426,437	311,668	334,842	3,848,712
Cash flow from investment activities	(252,441)	(1,190,093)	(383,004)	(231,142)	(47,518)	(242,288)	(93,434)	(64,179)	(3,967,060)
Cash flow from financing activities	(613,010)	70,299	156,483	(405,196)	(680,226)	(191,231)	(384,317)	(288,299)	(282,625)
Net increase/ (decrease) in cash and cash equivalents	105,134	(49,605)	(31,239)	45,230	3,970	(7,082)	(166,083)	(17,586)	(402,950)
Dividends paid to NCI	150,000	532,966	-	160,000	179,023	65,675	133,700	71,103	220,321

	Qinbei Power	Beijing Cogeneration	Luohuang Power	Weihai Power	Jinling Power	Yueyang Power	Shidongkou Power	Yangliuqing Cogeneration	Other individually immaterial subsidiaries	Total

NCI percentage	40%	59%	40%	40%	40%	45%	50%	45%
31 December 2016
Non-current assets	11,210,604	5,821,110	3,966,880	4,988,112	5,426,759	4,958,325	3,917,340	2,654,085
Current assets	1,472,192	1,041,957	864,069	508,493	649,446	826,089	380,641	563,023
Non-current liabilities	(2,206,586)	(152,911)	(284,064)	(104,952)	(1,773,332)	(1,150,021)	(1,055,640)	(224,373)
Current liabilities	(6,475,340)	(1,665,750)	(1,601,236)	(2,504,410)	(1,835,090)	(1,828,581)	(1,584,142)	(991,614)
Net assets	4,000,870	5,044,406	2,945,649	2,887,243	2,467,783	2,805,812	1,658,199	2,001,121
Carrying amount of NCI	1,614,264	2,928,015	1,157,242	1,154,897	987,135	1,260,591	829,099	899,609	5,352,890	16,183,742
Revenue	5,006,349	4,476,729	2,436,586	3,217,209	3,734,108	2,716,817	1,915,915	1,773,869
Net profit	457,311	788,899	122,508	507,900	655,568	243,913	297,211	177,447
Total comprehensive income	457,311	788,899	122,508	507,900	655,568	243,913	297,211	177,447
Profit allocated to NCI	182,924	465,450	49,003	203,160	262,227	109,761	148,606	79,851	326,578	1,827,560
Other comprehensive income allocated to NCI	-	-	-	-	-	-	-	-	484	484
Cash flow from operating activities	1,400,042	973,352	550,346	1,045,828	1,293,565	568,379	890,615	295,547
Cash flow from investment activities	(312,604)	(540,151)	(189,599)	(273,117)	(37,274)	(62,622)	(258,892)	(197,600)
Cash flow from financing activities	(1,247,836)	(344,718)	(319,643)	(786,471)	(1,255,955)	(521,249)	(462,075)	(58,293)
Net (decrease)/increase in cash and cash equivalents	(160,398)	88,518	41,104	(13,760)	336	(15,492)	169,648	39,616
Dividends paid to NCI	433,090	687,679	120,000	366,983	308,923	-	273,900	128,857

42	Subsequent events

(a)	After the end of the reporting period, the directors proposed a final dividend. Further details are disclosed in Note 23.

(b)
On 28 September 2017, Huaneng Group entered into a guarantee agreement with Industrial and Commercial Bank of China Limited ("ICBC"), to provide guarantee amounted USD100 million for short-term loans of Huaneng Shandong Ruyi (Pakistan) Energy (Private) Ltd., a subsidiary of "Ruyi (Hong Kong) Energy", which is a joint venture of Shandong Power. According to the "Proposal of Shandong Power's takeover of the guarantee agreement for short-term loans of the Sahiwal Project in Pakistan". Shandong Power is expected to issue the confirmation letter upon the approval from the general meeting of shareholders, which officially confirms with ICBC, Huaneng Group and Shandong Ruyi Technology Group Co., Ltd. that it will take over the obligation of Huaneng Group under the aforementioned guarantee agreement thereon.

On January 30 2018, the first extraordinary general meeting of the Company approved the proposal. At the date on which financial statements were approved for issue, Shandong Power is in the process of takeover the guarantee agreement. Huaneng Group are still held responsible for the guarantee agreement before the confirmation letter is issued.

(c)
The Company issued super short-term bonds with face value of RMB4 billion bearing annual interest rate of 4.35% in February 2018. The bonds are denominated in RMB and mature in 90 days, with a par value of RMB100.

The Company issued super short-term bonds with face value of RMB2 billion bearing annual interest rate of 4.35% in March 2018. The bonds are denominated in RMB and mature in 90 days, with a par value of RMB100.

(d)
On 5 February 2018, the Public Offering Review Committee of the China Securities Regulatory Commission reviewed the application of the Company for the non-public issuance of A Shares. According to the review results, the Company's application for non-public issuance of A Shares was approved.

THIS PAGE IS INTENTIONALLY LEFT BLANK

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 12, 2018	Huaneng Power International, Inc.

	By:	/s/Huang Chaoquan
	Name:	Huang Chaoquan
	Title:	Secretary to the Board

122