Form 20-F
period 2018-12-31
HUANENG POWER INTERNATIONAL INC
filed 2019-04-16
CIK 929058

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________
FORM 20-F
(Mark One)
☐          REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒          ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2018
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
*Not for trading, but only in connection with the registration of our American Depositary Shares

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
Domestic A Shares with Par Value of RMB1.00 Per Share	10,997,709,919
Overseas Listed Shares with Par Value of RMB1.00 Per Share	4,700,383,440

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
Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer" and "emerging growth company" in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐	Emerging growth company ☐
(Do not check if a smaller reporting company)

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.
☐
† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
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
Yes ☐ No ☐
________________________________

TABLE OF CONTENTS
PART I		2
ITEM 1	Identity of Directors, Senior Management and Advisers	2
ITEM 2	Offer Statistics and Expected Timetable	3
ITEM 3	Key Information	3
A.	Selected financial data	3
B.	Capitalization and indebtedness	4
C.	Reasons for the offer and use of proceeds	4
D.	Risk factors	4
ITEM 4	Information on the Company	15
A.	History and development of the Company	15
B.	Business overview	16
C.	Organizational structure	28
D.	Property, plants and equipment	29
ITEM 4A	Unresolved Staff Comments	79
ITEM 5	Operating and Financial Reviews and Prospects	79
A.	General	79
B.	Operating results	82
C.	Financial position	100
D.	Liquidity and cash resources	101
E.	Trend information	106
F.	Employee benefits	107
G.	Guarantees for loans and restricted assets	108
H.	Off-balance sheet arrangements	108
I.	Performance of significant investments and their prospects	108
J.	Tabular disclosure of contractual obligations and commercial commitments	109
K.	Impairment sensitivity analysis	110
L.	Prospects for 2019	110
ITEM 6	Directors, Senior Management and Employees	111
A.	Directors, members of the supervisory committee and senior management	111
B.	Compensation for Directors, Supervisors and Executive Officers	115
C.	Board practice	117
D.	Employees	118
E.	Share ownership	118
ITEM 7	Major Shareholders and Related Party Transactions	118
A.	Major shareholders	118
B.	Related party transactions	121
C.	Interests of experts and counsel	126
ITEM 8	Financial Information	126
A.	Consolidated statements and other financial information	126
B.	Significant changes	127
ITEM 9	The Offer and Listing	127
A.	Offer and listing details and markets	127
ITEM 10	Additional Information	127
A.	Share capital	127
B.	Memorandum and articles of association	127
C.	Material contracts	134
D.	Exchange controls	134
E.	Taxation	135
F.	Dividends and paying agents	140
G.	Statement by experts	140
H.	Documents on display	140
I.	Subsidiary information	141
ITEM 11	Quantitative and Qualitative Disclosures About Market Risk	141

v

INTRODUCTION
We maintain our accounts in Renminbi Yuan ("Renminbi" or "RMB"), the lawful currency of the People's Republic of China (the "PRC" or "China"). References herein to "US$" or "U.S. dollars" are to United States Dollars, references to "HK$" are to Hong Kong Dollars, and references to "S$" are to Singapore Dollars. References to ADRs and ADSs are to American Depositary Receipts and American Depositary Shares, respectively. Translations of amounts from Renminbi to U.S. Dollars are solely for the convenience of the reader. Unless otherwise indicated, any translations from Renminbi to U.S. Dollars or from U.S. Dollars to Renminbi were translated at the middle exchange rate announced by the People's Bank of China (the "PBOC Rate") on December 28, 2018 of US$1.00 to RMB6.8632. No representation is made that the Renminbi or U.S. Dollar amounts referred to herein could have been or could be converted into U.S. Dollars or Renminbi, as the case may be, at the PBOC Rate or at all.
References to "A Shares" are to common tradable shares issued to PRC domestic shareholders.
References to the "central government" are to the national government of the PRC and its various ministries, agencies and commissions.
References to the "Company," "we," "our" and "us" include, unless the context requires otherwise, Huaneng Power International, Inc. and the operations of our power plants and our construction projects.
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
Previously, the Overseas Listed Foreign Shares were also referred to as the "Class N Ordinary Shares" or "N Shares." Since January 21, 1998, the date on which the Overseas Listed Foreign Shares were listed on The Stock Exchange of Hong Kong Limited by way of introduction, the Overseas Listed Foreign Shares have been also referred to as "H Shares."
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
Our consolidated data of financial position as of December 31, 2018 and 2017 and the consolidated income statement and cash flow data for each of the years in the three-year period ended December 31, 2018 are derived from the historical financial statements included herein. Our consolidated data of financial position as of December 31, 2016, 2015 and 2014 and consolidated income statement and cash flow data for each of the years in the two-year period ended December 31, 2015 are derived from the historical financial statements not included herein. The Selected Financial Data should be read in conjunction with the consolidated financial statements and "Item 5 Operating and Financial Reviews and Prospects." The financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. The Selected Financial Data may not be indicative of future earnings, cash flows or financial position.
	Year Ended December 31,
	2014	2015	2016	2017	2018
	RMB in thousands, except per share data
Consolidated Income Statement Data
Operating revenue	125,406,855	128,904,873	113,814,236	152,459,444	169,550,624
Tax and levies on operations	(932,485)	(1,157,760)	(1,177,818)	(1,376,312)	(1,788,998)
Operating expenses	(99,199,728)	(98,604,187)	(94,258,678)	(141,899,742)	(157,647,361)
Profit from operations	25,274,642	29,142,926	18,377,740	9,183,390	10,114,265
Interest income	159,550	160,723	147,063	198,906	234,604
Financial expenses, net	(7,823,606)	(7,970,070)	(7,067,602)	(9,604,645)	(10,647,311)
Other investment income/(loss)	80,580	115,238	1,070,034	1,742,081	(278,669)
Gain/(loss) on fair value changes of financial assets/liabilities	42,538	(16,742)	(12,986)	856,786	726,843
Share of profits less losses of associates and joint ventures	1,315,876	1,525,975	1,298,889	425,215	1,823,415
Profit before income tax expense	19,049,580	22,958,050	13,813,138	2,801,733	1,973,147
Income tax expense	(5,487,208)	(5,698,943)	(3,465,151)	(1,217,526)	(643,173)
Net profit	13,562,372	17,259,107	10,347,987	1,584,207	1,329,974
Attributable to:
Equity holders of the Company	10,757,317	13,651,933	8,520,427	1,579,836	734,435
Non-controlling interests	2,805,055	3,607,174	1,827,560	4,371	595,539
Basic earnings per share	0.76	0.94	0.56	0.10	0.03
Diluted earnings per share	0.76	0.94	0.56	0.10	0.03

	As of December 31,
	2014	2015	2016	2017	2018
	RMB in thousands
Consolidated Financial Position Data
Current assets	37,865,284	33,565,403	36,966,616	48,537,710	61,799,069
Property, plant and equipment	188,379,057	219,673,070	223,061,809	284,328,093	282,061,272
Available-for-sale financial assets	4,333,377	5,077,863	3,406,032	1,604,993	—
Other equity instrument investments	—	—	—	—	2,083,419
Investments in associates and joint ventures	17,626,910	19,745,192	19,632,113	19,517,623	19,553,964
Land use rights and other non-current assets	10,636,352	14,384,078	14,524,284	20,900,635	32,535,803
Power generation license	3,720,959	3,679,175	3,849,199	3,916,246	4,014,972
Deferred income tax assets	884,274	1,064,391	1,263,957	2,300,091	2,282,585
Goodwill	11,725,555	11,677,182	12,135,729	15,484,120	15,572,227
Total assets	275,171,768	308,866,354	314,839,739	396,589,511	419,903,311
Current liabilities	(104,846,121)	(123,836,633)	(130,196,251)	(155,950,488)	(138,206,214)

	As of December 31
	2014	2015	2016	2017	2018
	RMB in thousands
Consolidated Financial Position Data
Non-current liabilities	(85,542,941)	(83,336,032)	(82,456,751)	(133,024,419)	(165,575,427)
Total liabilities	(190,389,062)	(207,172,665)	(212,653,002)	(288,974,907)	(303,781,641)
Total equity	(84,782,706)	(101,693,689)	(102,186,737)	(107,614,604)	(116,121,670)

	Year Ended December 31,
	2014	2015	2016	2017	2018
	RMB in thousands, except per share data
Consolidated Cash Flow Data
Purchase of property, plant and equipment	(19,858,216)	(24,191,285)	(20,144,903)	(25,798,009)	(20,613,314)
Net cash provided by operating activities	33,320,067	42,362,708	31,510,824	29,197,363	28,727,978
Net cash used in investing activities	(19,470,813)	(33,015,012)	(17,649,646)	(31,748,825)	(20,375,882)
Net cash (used in)/generated from financing activities	(10,894,180)	(14,140,659)	(13,601,850)	4,013,180	(2,243,070)
Other Company Data
Dividend declared per share	0.38	0.47	0.29	0.10	0.10
Number of ordinary shares ('000)	14,420,383	15,200,383	15,200,383	15,200,383	15,698,093
Note:
1.
As a result of the adoption of IFRS 15, Revenue from contracts with customers, with effect from January 1, 2018, the Company and its subsidiaries have changed its accounting policies in respect of revenue recognition. In accordance with the transitional provisions of the standard, the changes in accounting policies were adopted by way of opening balance adjustments to equity as at January 1, 2018. The adoption of IFRS 15 did not have a material impact on the consolidated financial statements. Figures in years earlier than 2018 are stated in accordance with the policies applicable in those years.

2.
The Company and its subsidiaries adopted IFRS 9, Financial instruments, from January 1, 2018. As a result, the Company and its subsidiaries have changed its accounting policies in relation to financial instruments. As allowed by IFRS 9, the Company and its subsidiaries have not restated information relating to prior years. Differences in the carrying amounts of the financial assets resulting from the adoption of IFRS 9 were recognised in reserves at January 1, 2018. There was no difference in the carrying amounts of the financial liabilities. Prior to January 1, 2018, figures were stated in accordance with the policies applicable in those years.

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
In addition, the PRC Government started a program in 1999 to effect power sales through competitive bidding in some of the provinces where we operate our power plants. The on-grid tariffs for power sold through competitive bidding are generally lower than the pre-approved on-grid tariffs for planned output. In the more recent few years, power sales through competitive bidding only accounted for a portion of our overall power sales.

Nevertheless, the PRC Government is seeking to expand the program. Any increased power sales through competitive bidding may reduce our on-grid tariffs and may adversely affect our revenue and profits.
Furthermore, the PRC Government started in 2009 to promote the practice of direct power purchase by large power end-users. Pursuant to the circular jointly issued by NDRC, the State Electricity Regulatory Commission ("SERC") and China National Energy Administration in June 2009, the direct transaction price shall include the direct transaction price, the grid transmitting price and the governmental fund and additional charges, of which the direct transaction price shall be freely determined through negotiation between the power generation company and the large power end-user. The price of direct power purchase shall be subject to the demand in the power market. Furthermore, the scale and mode of the transaction are also subject to the structure and level of development of local economy. In terms of power generation companies engaged in direct power purchase, direct power sales constitute a portion of the total power sales, thus affecting the on-grid power sales of the Company. For the past few years, the PRC Government continued the reform in the area of direct power purchase by large power end-users. In 2013, China National Energy Administration officially launched the direct power purchase program in seven provinces where we have power plants and the program has been steadily rolled out in other provinces. Although the direct power purchase may act as an alternative channel for our power sales, there is uncertainty as to the effect of the practice of direct power purchase over our operating results basing on the relatively lower tariffs generally for this portion.
The on-grid tariff-setting mechanism is evolving with the reforming of the PRC electric power industry. The PRC government announced a number of development and reform plans for the power market in 2016, covering areas including laws and regulations, comprehensive pilot plans, power transmission and distribution prices and supply side dynamics, the establishment of the power exchanges, rules and market administration committees, and opening up incremental distribution business. In 2017, the development and reform plans have been further expanded to the nationwide scale, with multiple issuances made by the PRC government governing power development plan, electricity transmission and distribution price, opening up of the electricity generation and consumption plans, supply side dynamics, electricity power stock and ancillary market development, electricity exchange rules, market supervision and clean energy consumption, etc. In 2018, the development and reform entered into a implementation stage, reflected in the areas of distribution price reform, establishment of the power exchanges and ancilliary market and the incremental distribution network reform, etc.
There is no assurance that government regulations on the industry will not change in a manner which could adversely affect our business and results of operations or the measures we take would effectively help us to adapt to the new changes and developments. See "Item 4 Information of the Company – B. Business Overview – Pricing Policy."
If our power plants receive less dispatching than planned generation, the power plants will sell less electricity than planned
Our profitability depends, in part, upon each of our power plants generating electricity to meet or surpass the planned generation, which in turn will be subject to a local demand for electric power and dispatching to the grids by the dispatch centers of the local grid companies.
The dispatch of electric power generated by a power plant is controlled by the dispatch center of the applicable grid companies pursuant to a dispatch agreement with us and to governmental dispatch regulations. In each of the markets we operate, we compete against other power plants for power sales. No assurance can be given that the dispatch centers will dispatch the full amount of the planned generation of our power plants. A reduction by the dispatch center in the amount of electric power dispatched relative to a power plant's planned generation could have an adverse effect on the profitability of our operations. We have not encountered such situation before.
In August 2007, the General Office of the State Council issued a notice, promoting the energy saving electricity dispatch policy, which provides dispatching priority to electricity generated from renewable resources over electricity generated from unrenewable resources. In 2013, the government made continuous effort to encourage energy-saving power distribution. In 2014, the NDRC issued Guidance on Strengthening and Improving the Operation of Power Management Regulation. In 2015, the NDRC and China National Energy Administration ("NEA") jointly issued Guidelines on Improving Electric Power Operations and Deepening Clean Energy Generation confirming a system ensuring the full-priced purchasing of renewable energy, and requests furthering the electric power differentiation system on coal-fired units. In 2016, the NDRC and China National Energy Administration issued Notice on Issuing the Measures for the Administration of the Guaranteed Buyout of Electricity Generated by Renewable Energy Resources, Directive on the Measures for the Administration of the Guaranteed Buyout of Electricity Generated by Solar, Wind Energy Resources and Provisionary, Measures for Priority Dispatch of Renewable Peaking Power Generation Units and Notice on Power Supply and Notice on the Measures on the Consumption of Renewable Energy in Tri-North Area. In 2017, NDRC and NEA issued Circular on Orderly Opening Up the Electricity Generation and Consumption Plans, Interim Measures for Guaranteeing the Safe Consumption of Nuclear Power, Pilot Rules on Inter-regional Spare Renewable Energy Electricity Power Stock Trading, Circular on the Establishment of Pilot Electricity Power Stock Exchange, Circular on Promoting Hydropower Consumption in Southwest China, and Solutions to Abandoning Hydro, Wind and Solar Energy, to promote the development of the power stock exchange and renewable power consumption. In 2018, the NDRC and NEA issued the Circular on Promoting the Capability to Adjust the Power System and Plan for Consumption of Clean Energy (2018-2020) to further direct the development of the clean energy and push for the reform of the power market. The NEA also solicited for public opinions on the Circular on the Renewable Power Quota System, proposing a coordination between the power suppliers and users to take responsibilities under quota system.
We cannot assure that such implementation will not result in any decrease in the amount of the power dispatched by any of our power plants.
The power industry reform may affect our business
The PRC Government in 2002 announced and started to implement measures to further reform the power industry, with the ultimate goal of creating a more open and fair power market. As part of the reform, five power generation companies, including Huaneng Group, were created or restructured to take over all the power generation assets originally belonging to the State Power Corporation of China. In addition, two grid companies were created to take over the power transmission and distribution assets originally belonging to the State Power Corporation of China. An independent power supervisory commission, the SERC, was created to regulate the power industry. There might be further reforms, and it is uncertain how these reform measures and any further reforms will be implemented and impact our business. In December 2012, the PRC Government issued a notice to further reform the coal pricing mechanism, which mandated (1) the termination of all key coal purchase contracts between power generation companies and coal suppliers, and the abolition of national guidance of the railway transportation capacity plan, and (2) the cancellation of the dual-track coal pricing system, effective from January 1, 2013. For a detailed discussion of the reform, see "Item 4 Information on the Company – B. Business overview – Pricing policy." There can be no assurance that such coal pricing reform will not adversely affect our results of operation. In 2013, the PRC Government continued the reform in power industry. In July 2013, China National Energy Administration issued the Notice on Direct Purchases between Power End-users and Power Generation Companies, which officially implemented the direct purchases programs by large end-users.
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

In 2017, The PRC Government issued various measures to further reform the power industry, including: (i) establishing the national power development plan covering the consumption share of the non-fossil fuel, heating system reform based on "coal to gas," "coal to electricity" and renewable energy development, and new technology programs; (ii) speeding up the reform of electricity transmission and distribution price; (iii) orderly opening up the electricity generation and consumption plans; (vi) establishing the union of power exchanges and speeding up the electricity stock and ancillary service market development; (v) enhancing the development of the electricity power supply side reform; (vi) issuing the rules for monthly inter-region electricity power trade in South China; and (vii) furthering the development of the power-related credit system.
In 2018, NDRC and NEA issued Circular on Promoting the Capability to Adjust the Power System and Plan for Consumption of Clean Energy (2018-2020), Circular on the Renewable Power Quota System and Notice on Actively Promoting Market-oriented Power Exchange and Further Improving the Trading Mechanism to futher promote the consumption of renewable energy and increase the utilization rate of the renewable energy. From 2018, users from coal, steel, non-ferrous metal and construction materials industries, among others, shall participate in the market-oriented power exchange process instead of applying the catalog price. Users are encouraged to negotiate with power generating enterprises to establish the “baseline with floating adjustment” pricing mechanism.
These reform actions will have a profound impact on the operations of power generation companies and may intensify competition, which may negatively impact our company.
We are effectively controlled by Huaneng Group and HIPDC, whose interests may differ from those of our other shareholders
Huaneng Group, directly or indirectly holds 45.67% of our total outstanding shares, and HIPDC directly holds 32.28% of our total outstanding shares. As Huaneng Group is HIPDC's parent company, they may exert effective control over us acting in concert. Their interests may sometimes conflict with those of our other minority shareholders. There is no assurance that Huaneng Group and HIPDC will always vote their shares, or direct the directors nominated by them to act in a way that will benefit our other minority shareholders.
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
In addition, our results of operations are sensitive to the fluctuation of coal price. For the past few years, the Chinese coal market was showing a surplus in production, resulting in a significantly decreased coal price. However, the policies of reducing overcapacity of the Chinese coal producers implemented in early 2016 led to a supply shortage with surging coal prices in the Chinese coal market. There is no assurance that the increase in coal prices will not continue in the future, and if the price increase does continue, there is no assurance that we will be able to adjust our power tariff to pass on the increase in the coal price in time. Although the government has established a coal-electricity price linkage mechanism to allow power generation companies to increase their power tariffs to cope with the increase in the coal price, the implementation of the mechanism involves uncertainties. For a detailed discussion of the coal-electricity price linkage mechanism, see "Item 4 Information on the Company – B. Business overview – Pricing policy."

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
Substantial capital is required for investing in or acquiring new power plants and failure to obtain capital on reasonable commercial terms will increase our finance cost and cause delay in our expansion plans
An important component of our growth strategy is to develop new power plants and acquire operating power plants and related development rights from HIPDC, Huaneng Group or other companies on commercially reasonable terms. Our ability to arrange financing and the cost of such financing depend on numerous factors, including general economic and capital market conditions, credit availability from banks or other lenders, investor confidence in us and the continued success of our power plants. Although we have not been materially affected by inflation in the past, there is no assurance that we would not be affected in the future. The Chinese government is expected to implement active fiscal policies and sound monetary policies. The fiscal policies would be focused on reducing taxes and other fiscal levies with the view to addressing, in collaboration with the implementation of monetary polies, funding difficulties and prohibitive funding prices encountered by business enterprises. The sound monetary policies would be implemented to underscore overall economic stability, strengthen counter-cyclical monetary administration, optimize credit structure, and maintain reasonably adequate liquidity. Accordingly, it is expected that the market would have reasonably sufficient funding in 2019 and funding costs are expected to be consistent with slight decline. The interest bearing debts of the Company are mostly denominated in Renminbi, changes in benchmark lending interest rate published by the PBOC will have a direct impact on the Company's cost of debt. Regarding our debts denominated in other currencies, it is less likely that the U.S. and other major economies would further increase interest rates due to expected slowdown of the global economy. As the debts denominated in other currencies represent a small percentage in our total debts, the change of interest rates of foreign currencies are not expected to have material effect on the Company. Though the finance costs are expected to be consistent with slight decline, we may not be able to carry out our expansion plans due to the failure to obtain financing or increased financing costs. Furthermore, although we have historically been able to obtain financing on terms acceptable to us, there can be no assurance that financing for future power plant developments and acquisitions will be available on terms acceptable to us or, in the event of an equity offering, that such offering will not result in substantial dilution to existing shareholders.
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
If the PRC Government adopts new and stricter environmental laws and additional capital expenditure is required for complying with such laws, the operation of our power plants may be adversely affected and we may be required to make more investment in compliance with these environmental laws
Most of our power plants, being coal-fired power plants, discharge pollutants into the environment. We are subject to central and local government environmental protection laws and regulations. The Environmental Protection Tax Law of People’s Republic of China came into effect in 2018 and impose base-level environmental protection tax for various polluting substances.  In addition, such environmental protection laws and regulations also set up the goal for the overall control on the discharge volume of key polluting substances. These laws and regulations impose fines for violations of laws, regulations or decrees and provide for the possible closure by the central government or local government of any power plant which fails to comply with orders requiring it to cease or cure certain activities causing environmental damage. Also, the PRC Government requires thermal power plants to equip all units with desulphurization and denitrification facilities, and sets higher anti-dust standards. The Chinese government is working on a pollution prevention and control campaign, which shall subject us to a more stringent  standards for our air pollution control, waste water pollution control and ecological environmental protection efforts. Such stringent standards, together with the environmental protection tax, will result in the increases in the environmental protection expenditure and operating costs of power plants and may have an adverse impact on our operating results.
We attach great importance to the environmental related matters of our existing power plants and our power plants under construction. We have implemented a system that is designed to control pollution caused by our power plants, including the establishment of an environmental protection administration system at each power plant, adoption of relevant control and evaluation procedures and the installation and maintenance of certain pollution control equipment. We also upgraded the super low emission facilities on our coal-fired units. We believe our environmental protection systems and facilities for the power plants are adequate for us to comply with applicable central government and local government environmental protection laws and regulations. However, the PRC Government may impose new, stricter laws and regulations on environmental protection, which may adversely affect our operations.
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
The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China's political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the PBOC. On July 21, 2005, the PRC government introduced a floating exchange rate system to allow the value of Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of foreign currencies. Renminbi appreciated by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. On June 19, 2010, the PBOC decided to further promote the reform of the Renminbi exchange rate formation mechanism, and improve the flexibility of Renminbi exchange rate. The Company and its subsidiaries (both domestic and overseas) have debts denominated in foreign currencies, fluctuations in the exchange rates of Renminbi and Singapore dollar into foreign currencies create exchange risk for the Company. With the internationalization process and RMB joining the SDR, RMB exchange rate may continue to fluctuate in the future. In August 2015, the PBOC further improved its midpoint rate determination mechanism, which led to a 2% depreciation of Renminbi against the U.S. dollar. With effect from October 1, 2016, RMB is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency. In the fourth quarter of 2016, the RMB has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China.

In 2017, the RMB has appreciated significantly in the backdrop of a weak U.S. dollar, robust Chinese economy in 2017 and stringent foreign exchange regulation. In the first quarter of 2018, the RMB continued to appreciate. However, the RMB depreciated significantly in the remaining quarters of 2018. However, it is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. There remains significant international pressure on the PRC Government to further liberalize its currency policy, which could result in further fluctuations in the value of the Renminbi against the U.S. dollar. However, there is no assurance that there will not be a devaluation of Renminbi in the future. If there is such devaluation, our debt servicing cost will increase and the return to our overseas investors may decrease.
Our revenues from SinoSing Power Pte. Ltd. ("SinoSing Power") and its subsidiaries are collected in Singapore dollars. However, commencing from 2008, the operating results of SinoSing Power and its subsidiaries were consolidated into our financial statements, which use Renminbi as the presentation currency. The situation of our Pakistan operation is similar after we consolidate our business in Pakistan since December 2018. As a result, we are exposed to foreign exchange fluctuations between Renminbi and the Singapore dollar or Pakistan Rupee. Appreciation of Renminbi against the Singapore dollar or Pakistan Rupee may cause an adverse impact on our operation results and foreign translation difference.
The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection
Auditors of companies that are registered with the U.S. Securities and Exchange Commission and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the U.S. Public Company Accounting Oversight Board (United States) (the "PCAOB") and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Because we have substantial operations within the People's Republic of China and the PCAOB is currently unable to conduct inspections of the work of our auditors as it relates to those operations without the approval of the Chinese authorities, our auditor's work related to our operations in China is not currently inspected by the PCAOB. In May 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission ("CSRC") and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges. On December 7, 2018, the Securities and Exchange Commission, or the SEC, and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects a heightened interest in an issue that has vexed U.S. regulators in recent years. However, it remains unclear what further actions the SEC and PCAOB will take to address the problem.
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
There can be no assurance that we will not be passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in the ADSs or our H Shares to significant adverse United States income tax consequences
We will be a "passive foreign investment company," or "PFIC," if, in the case of any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of "passive" income or (b) 50% or more of the average quarterly value of our assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income (the "asset test"). For United States federal income tax purposes, and based upon our income and assets, we do not believe that we were classified as a PFIC for the taxable year ended December 31, 2018, and do not anticipate becoming one in the foreseeable future.
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
Risks relating to doing business in the PRC
China's economic, political and social conditions as well as government policies could significantly affect our business
As of December 31, 2018, the majority of our business, assets and operations are located in China. The economy of China differs from the economies of most developed countries in many respects, including government involvement, control of foreign exchange, and allocation of resources.

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
Our operations in Singapore depend on market demand and are subject to competition. Overall power system demand grew by 2.2% in 2018 over 2017. The future growth is highly dependent on a sustained recovery in the Singapore and global economies. The liberalization of Singapore's power market and the further deregulation of its power industry have resulted in more intense competition among the power generation companies in Singapore. Tuas Power Group, or Tuas Power, one of our wholly owned business units, is one of the three largest power generation companies in Singapore. If Tuas Power is unable to compete successfully against other power generation companies in Singapore, its business, prospects, financial condition and results of operations may be adversely affected.
An electricity futures market was also established in 2015 through an incentive scheme by the authority to market makers (MM) in the futures market. This has attracted independent retailers which are expected to exert some price competition in the retail market. A Demand Response (DR) scheme is currently being established which could potentially introduce further price competition in the wholesale generation market in Singapore. Furthermore, the Singapore government recently announced plans to raise the adoption of solar energy to 350 MWp by 2020 and 1,000MWp beyond 2020, compared to around 183 MWp in third quarter 2018.
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
In July 2018, EMA issued a determination paper to allow vesting contract holders with steam turbine generation plants, i.e., Tuas Power, Senoko Energy and YTL PowerSeraya, to retain their allocated vesting quantities irrespective of whether the steam turbine generation plants are retired. This will facilitate the three generation companies in making commercial decisions on whether and when to retire their steam turbine generation plants so as to reduce overhead costs and free up resources.
The fuel cost of Tuas Power is exposed to volatility of international fuel price and foreign currency risk
The fuel for Tuas Power consists of natural gas, coal, biomass, fuel oil and diesel oil. Since the procurement price of natural gas is closely linked to oil price and the procurement price of coal and biomass is linked to a coal index, the fuel cost of Tuas Power is exposed to the volatility of international oil and coal prices. The prices of oil were on upward trend from January to September 2018 and turned downwards in the remaining months of 2018. The price of coal remained strong in 2018. In addition, the commitments for the purchase of fuel are denominated in U.S. dollars, which further exposes Tuas Power to foreign currency risk. Any increase in fuel price and/or appreciation of the U.S. dollar against the Singapore dollar will translate into an increase in fuel cost for Tuas Power. Part of this increase can be passed through electricity sale contracts and utilities sale contracts, while fuel and foreign exchange hedging strategies done appropriately will mitigate the impact of such increase. No assurance can be given that such increase will not adversely affect results of its operation. Tuas Power is highly dependent upon the import of gas via pipelines from Indonesia. The movement in the price of oil over the course of 2018 has resulted in variation in the price for its various sources of gas supply within the same month. Any disruption of such supply would impact the normal operation of Tuas Power significantly. This risk has been mitigated through Tuas Power's contract to buy LNG for its incremental needs, although there is no assurance that, in the event of fuel supply shortfall, Tuas Power's operations will not be adversely affected.

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
The SEC maintains an Internet website that contains reports, proxy and information statements, and other information regarding us that filed electronically with the SEC, which can be accessed at http://www.sec.gov. Information about the Company and documents the Company submitted to the SEC are available on our website: http://www.hpi.com.cn/sites/english/Pages/default.aspx.
We completed our initial global public offering of 1,250,000,000 overseas listed foreign shares in October 1994, which were listed on the New York Stock Exchange (Stock Code: HNP) in the United States by issuing 31,250,000 ADSs. In January 1998, the foreign shares of the Company were listed on The Stock Exchange of Hong Kong Limited by way of introduction (Stock Code: 902). Subsequently, in March 1998, the Company successfully completed a global placing of 250,000,000 foreign shares along with a private placing of 400,000,000 domestic shares. In November 2001, the Company successfully completed the issuance of 350,000,000 A Shares (Stock Code: 600011) in the PRC, of which 250,000,000 domestic public shares were listed on the Shanghai Stock Exchange. In December 2010, the Company completed the non-public issuance of 1,500,000,000 A Shares and 500,000,000 H Shares. In November 2014, the Company completed the non-public issuance of 365,000,000 H Shares. In November 2015, the Company completed the non-public issuance of 780,000,000 H Shares. In October 2018, the Company completed the non-public issuance of 497,709,919 A Shares. Currently, the total share capital of the Company amounts to approximately 15.7 billion shares.
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
On July 31, 2018, Shandong Power (a subsidiary of the Company) and Taishan Power entered into the Transfer Agreement, pursuant to which Shandong Power shall acquire from Taishan Power (i) 75% interests in the registered capital of Shandong Huaneng Liaocheng Thermal Power Company Limited (“Liaocheng Thermal Power”), (ii) 80% interests in the registered capital of Shandong Huaneng Laizhou Wind Power Generation Company Limited (“Laizhou Wind Power”), (iii) 80% interests in the registered capital of Shandong Huaneng Laiwu Thermal Power Company Limited (“Laiwu Thermal Power”), and (iv) 15% interests in the registered capital of Huaneng Laiwu Power Generation Limited (“Laiwu Power Generation”) at the consideration of RMB1,800,020,000. Upon completion of the Transfer, Liaocheng Thermal Power, Laizhou Wind Power and Laiwu Thermal Power will become subsidiaries of Shandong Power.
See "Item 5 Operating and Financial Reviews and Prospects – Liquidity and Cash Resources" for a description of our principal capital expenditures since the beginning of the last three financial years.

B.	Business overview
We are one of the China's largest independent power producers and we have been striving for innovations in technologies, structure, and management since its incorporation. We were the first to introduce a 600 MW supercritical generating unit into China and we also started operating the first domestically built single 1,000 MW ultra-supercritical coal-fired generating unit, and the first digitalized 1,000 MW ultra-supercritical coal-fired generating unit in China. We completed the construction of the first 1,000 MW generating unit in the world using sea water desulphurization facilities and the 660 MW high-efficiency ultra-supercritical coal-fired generating unit with the highest parameter in China. We completed the construction of the first double reheat ultra-supercritical coal-fired generating unit, and developed the technology for synergistic treatment of fuel gas of coal-fired power plants, which was successfully applied in various environmental protection renovation and newly-constructed projects. We completed the offshore wind power project with the largest generating capacity in Asia and was the first to realize mass production of the wind turbine of 5 MW in China. We also invested and operated the most advanced gas turbine with the largest generation capacity and heat supplying capacity in China. The technical and economic indicators as well as the overall manpower efficiency of the Company have been remaining at the forefront in China's power industry.
As of December 31, 2018, we had controlling generating capacity of 105,991 MW, and total generating capacity of 93,755 MW on equity-ownership basis.
Operations in China
We are engaged in developing, constructing, operating and managing large scale coal-fired and gas turbine power plants, new energy power projects and related facilities, including ports, marine transportation and power distribution. Our domestic power plants are located in 26 provinces, autonomous regions and provincial-level municipalities. In 2018, the Company proactively adapted to the changes in the market and anticipated the dynamics of the reforms in national economy and power market system to promptly realign our operating strategy. Throughout the year, we maintained stable operation of safe and clean production, constantly optimised the power structure, realized increases in both quantity and price in power generation, achieved excellent marketing results, effectively controlled the fuel cost, and steadily carried out capital operation. As a result, we have satisfactorily achieved our annual business objectives and maintained our leading position in the industry.
In 2018, new generating units with a total installed capacity of 653 MW were put into operation. In 2018, our total domestic power generation from all operating power plants on a consolidated basis amounted to 430.457 billion kWh, representing an increase of 9.12% from 2017. The annual average utilization hours of our domestic generating units reached 4,208 hours. Our fuel cost per unit of power sold by domestic power plants increased by 4.85% from the previous year to RMB 236.89 per MWh.
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
Operations in Singapore
Tuas Power, one of our wholly owned business units, operates in Singapore and is engaged in the business of generation, wholesale and retail of power and other relating utilities. Tuas Power is comprised of Tuas Power Ltd ("TPL"), the investment holding company, and eight subsidiaries. Among these subsidiaries, Tuas Power Generation Pte. Ltd. ("TPG") is the electricity generation company that owns 100% of Tuas Power Supply Pte Ltd ("TPS"), which is the retail arm of TPG. Separately, TPU, a wholly owned subsidiary of TPL is engaged in the business of production and supply of utilities to industrial customers at Tembusu, Jurong Island in Singapore, as well as the generation of electricity dispatched to the electricity wholesale market. We have consolidated Tuas Power's results of operations since March 2008. The total assets and revenue of Singapore operations represented approximately 6.49% and 7.08%, respectively, of our consolidated total assets and revenue as of and for the year ended December 31, 2018. In 2018, the power generated by Tuas Power in Singapore accounted for 21.1% of the total power generated in Singapore, slightly lower than 2017.
Operations in Pakistan

We engaged in the business of generation, wholesale and retail of power and other relating utilities through our subsidiaries, Huaneng Shandong Ruyi (Pakistan) Energy (Private) Co., Ltd. (“Ruyi Pakistan Energy”) and Shandong Huatai Electric Power Operation & Maintenance (Private) Co., Ltd. ("Huatai Power") and their subsidiaries. We have consolidated results of operations of Ruyi Pakistan Energy and Huatai Power since December 31, 2018. The total assets of Pakistan represented approximately 3.28% of our consolidated total assets as of December 31, 2018.
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
EMA issued a Singapore Electricity Market Outlook (SEMO) 2018, which provides a long-term outlook of the energy market, such as the projected supply and demand conditions to facilitate power generation investment decisions. Based on the data provided by EMA, annual system demand and system peak demand are projected to grow at a CAGR of 1.4 – 2.0% over the next 10 years (2019 to 2029), while a net reduction of about 1,300 MW of generation capacity is projected over the next 4 years (2019 to 2022).
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
TPL collaborated with ST Marine Pte. Ltd. (ST Marine), an affiliate of Singapore Temasek Holdings, to participate in the tender for Singapore's Public Utilities Board (PUB)'s fifth desalination plant project under a

Develop-Build-Own-Operate (BDOO) scheme on July 6, 2017. The capacity of the desalination plant is 30 MIGD (137,000 cubic meter per day). The desalination plant is located at Tembusu Jurong Island, adjacent to TMUC in order to achieve synergy. TPL and ST Marine incorporated a concession company, TP-STM Water Resources Pte. Ltd. (TP-STM Water Resources), on November 1, 2017 and executed the Water Purchase Agreement (WPA) with PUB on November 6, 2017. TPL owns 60% equity interests in TP-STM Water Resources. The construction of the desalination plant commenced in August 2018. The project commercial operation date (PCOD) is scheduled for June 2020. The term of concession is 25 years from the PCOD.
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
On March 28, 2005, the NDRC issued the Interim Measures on Regulation of On-grid Tariff, the Interim Measures on Regulation of Transmission and Distribution Tariff, and the Interim Measures on Regulation of End-user Tariff, or collectively the "Interim Measures," to provide guidance for the reform of tariff-setting mechanism in the transition period. Under the Interim Measures, the tariff is classified into on-grid tariff, transmission and distribution tariff and end-user tariff. Transmission and distribution tariff will be instituted by the government. The end-user tariff will be based on on-grid tariff and transmission and distribution tariff. The government is responsible for regulating and supervising power tariffs based on the principles of promoting efficiency, encouraging investment and improving affordability.
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
On February 25, 2009, NDRC, SERC and China National Energy Administration jointly promulgated the Notice regarding Cleaning up the Concessional Tariff Scheme, pursuant to which, (i) the concessional tariff scheme at the local level is banned, and (ii) certain measures, such as direct purchase by large end-users and adopting peak and off-peak power pricing policy, will be carried out to reduce enterprises' power cost. In addition, the notice emphasizes the supervision and inspection over the setting of power tariffs. For wind power plants located in a specific wind source area, a unified wind power tariff shall be applied. On October 11, 2009, in order to promote a fair market condition and the optimization of electric power resources, NDRC, SERC and China National Energy Administration jointly promulgated the Circular on Regulating the Administration of Electric Power Transaction Tariff to regulate the tariff-setting mechanism for the on-grid tariff, transmission and distribution tariff and end-user tariff and clean up the local preferential power tariffs provided to high energy consumption companies. Pursuant to a notice issued by NDRC, with effect from November 20, 2009, certain adjustments on the on-grid tariffs have been made in various regions of China in order to resolve the inconsistencies in tariffs, rationalize the tariff structure and promote the development of renewable energy.
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
In April 2015, the NDRC issued the Notice on Reducing On-grid Tariff for Coal-fired Power and Commercial and Industrial Power Tariff in order to guide on tariffs for natural gas and for companies that utilize denitration or dedusting techniques or with extremely low emissions, to lower commercial and industrial power tariff, and to moderately lower on-grid tariff for coal-fired power, the power tariff in provincial grids nationwide was decreased by an average of RMB0.02 per kWh.
In December 2015, the NDRC issued the Notice on Issues of Perfecting the Mechanism of Coal-electricity Price Linkage, confirming the annual cycle of the mechanism, the NDRC's leading role in implementing the mechanism, and provinces and cities' executor role in implementing the mechanism. The coal-electricity prices with which the mechanism of coal-electricity price linkage is in line are indexed to the national thermal coal price index. The benchmark coal price is the provincial average price in China's thermal coal price index of 2014. And the benchmark tariff is in principle the on-grid tariff in line with the benchmark coal price. In December 2015, the NDRC also issued the Notice on Improving On-grid Tariff Policy for Wind Power and Photovoltaic Power, which established a policy that the benchmark on-grid tariffs for wind power and photovoltaic power decrease in line with the development of these two types of power plants. To further indicate the investment expectation, the Notice confirmed the benchmark on-grid tariffs for wind power of 2016 and 2018. The 2016 benchmark on-grid tariff for photovoltaic power has been confirmed, yet that of 2017 and onward will be confirmed at a later stage.
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
In December 2016, in order to implement General Office of the State Council's Energy Development Strategic Action Plan (2014-2020) about achieving equal on-grid tariff for wind and solar power with coal power to encourage the orderly development of wind and solar power by properly guiding investments in these areas, the NDRC issued the Announcement on the Adjustment of Standard On-Grid Tariff for Solar and Onshore Wind Power. From January 1, 2017, standard on-grid tariffs for Class I, Class II and Class III solar powers were adjusted to RMB0.65 per kWh, RMB0.75 per kWh and RMB0.85 per kWh, respectively, which is RMB0.15 per kWh, RMB0.13 per kWh and RMB0.13 per kWh lower than the corresponding tariff in 2016. Such standard on-grid tariff will be adjusted annually. 2018 standard on-grid tariff for Class I, Class II and Class III onshore wind power decreased by RMB0.04 per kWh, RMB0.02 per kWh, RMB0.01 per kWh, respectively. Yunnan Province has been recategorized as Class II from Class IV, which meant the standard on-grid tariff for wind power generated in Yunnan province will decrease by an additional RMB0.12 per kWh.
In June 2017, NDRC issued Circular on Canceling or Reducing Governmental Funds and Additional Charges and Reasonably Adjusting On-Grid Tariff Structure, which cancels the special fund for industrial restructuring charged to the power generating enterprises and reduces major water conservancy project construction fund and large and medium-sized reservoir resettlement support fund by 25% to relieve power generation enterprises from its difficulties in daily operations.
In December 2017, NDRC issued Circular on the Pricing Policy of Photovoltaic Projects in 2018, From January 1, 2018, standard on-grid tariffs for Class I, Class II and Class III solar powers were adjusted to RMB0.55 per kWh, RMB0.65 per kWh and RMB0.75 per kWh, respectively (tax included). All distributed photovoltaic projects commencing operation after January 1, 2018, adopting "Self Generate, Self Consume, with Spare Power Put On-grid" model, shall apply a subsidy of RMB0.37 per kWh. All distributed photovoltaic projects adopting "All Power Put On-grid" model shall apply the price set by the region they locate at.
In May 2018, the NDRC, NEA and MOF issued Circular on the Issues related to Photovoltaic Projects in 2018, reducing the standard on-grid tariffs by RMB0.05 for each of Class I, Class II and Class III solar powers. All distributed photovoltaic projects commencing operation after the issuance of the circular, adopting "Self Generate, Self Consume, with Spare Power Put On-grid" model, shall apply a subsidy of RMB0.32 per kWh. All distributed photovoltaic projects adopting "All Power Put On-grid" model shall apply the price set by the region they locate at. In June 2018, the NDRC, NEA and MOF issued the Notice on Releasing the Catalogue of Additional Subsidies for Renewable Energy Tariff (the Seventh Group), which provides that on-grid renewable energy projects incorporated in the catalogue shall not receive the subsidy from the fund of additional subsidies for renewable energy tariff.
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
In addition, the major power generation companies, including Tuas Power, are obliged to hold vesting contracts. Vesting contracts are a form of the bilateral contract imposed/vested on the generation companies who had been licensed by the EMA before the establishment of NEMS. Market Support Services Licensee is the counterparty to all of the vesting contracts, and the vesting contracts are settled between the parties through the EMC's settlement system. The quantity of vesting contract allocated to the power generation company depends on the proportion of such power generation company's capacity to the total licensed or planned generation capacity at the commencement of the vesting contract regime. Vesting contract price is set by the EMA at the long-run marginal cost and is adjusted by the EMA on a periodic basis for changes in the long-run marginal cost and on a quarterly basis for inflation and changes in fuel prices and electricity demand. Such mechanism helps protect the profit margins of the power generation companies in the Singapore market. The contract quantity and price are currently recalculated every three months. Following the review of vesting contract regime by EMA in 2016, it is determined that the vesting contract level will maintain at 25% until the end of first half of 2018 and reduce to LNG vesting level by the second half of 2019. The vesting contract regime will be phased out by 2023 when the LNG vesting contracts expire. There will be increased exposure to pool prices which are volatile in nature. The authority has introduced a demand response scheme where loads can choose to participate in peak load shaving and share in part of the consumer surplus and an Electricity Futures Market which attracts independent retailers to enter the Singapore market. We continue to monitor closely and evaluate the impact of such markets on our business.
The gross pool design adopted in NEMS means all quantity sold by retailers to consumers has to be in turn purchased from the pool. The retailers pay for their electricity purchases at the Uniform Singapore Energy Price, which is a weighted average of nodal prices and is determined on a half-hourly basis in the NEMS.
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
In 2003, SERC and the State Administration of Commerce and Industry jointly promulgated a model contract form (the "Model Contract Form") for use by power grid companies and power generation companies in connection with electricity sale and purchase transactions. The Model Contract Form contains provisions on the parties' rights and obligations, amount of electricity subject to purchase, payment method and liabilities for breach of contract, etc. We believe that the publication of the Model Contract Form has facilitated the negotiation and execution of electricity purchase contracts between power grid companies and power generation companies in a fair, transparent and efficient manner. In 2016, a majority of the agreements entered into between our power plants and the local grid companies were based on the Model Contract Form. In 2018, our power plants, large power end-users and electric power companies/grid companies started to sign tripartite contracts.
From 2015, several rules have been issued to implement the plan for power market reform, including Regulation on Market Access and Exit of Electric Power Company, Several Opinions on Further Deepening the Reform of the Electric Power System, Regulations on Orderly Opening Up Electricity Distribution Business, Basic Rules for Mid- to Long- Term Electricity Trade (Interim), Circulate on Orderly Opening Up Power Generation and Consumption Plans, Response regarding Approving Regulation on Pilot Inter-Region Incremental Renewable Energy Power Trade (Interim), Circular on Establishment of Pilot Electricity Power Stock Exchange, Notice on Actively Promoting Market-oriented Power Exchange and Further Improving the Trading Mechanism, and Implementing Rules on Allocating the Distribution Region of the Incremental Distribution Business, etc. to further the reform of electricity market and the establishment of the electricity exchange.
Starting from 2016, two nationwide and 33 provincial level electricity exchanges have been established, and we have invested in the electricity exchanges established in Chongqing, Shanxi and Hubei, holding 3%, 5% and 5% equity interests, respectively. In 2018, the NDRC and NEA issued Circular on Promoting the Standardization of the Power Exchanges, which provides the power exchanges shall pursue the variety of shareholders and demands a non-grid capital involvement of more than 20%.  More than 20 market administration committees have been established, and we have participated in the market administration committees established in areas such as Beijing, Guangzhou, Jiangsu, Shanxi, Liaoning, Shanghai, Henan, Hubei, Chongqing, Jilin and Shandong.
At the end of 2018, all municipalities, autonomous regions and provinces, except for Tibet, have finished their approval of electricity distribution price. We have established 20 provincial level energy sales companies and 13 municipal level energy sales companies, taking a meaningful market share.
In 2018, all municipalities, autonomous regions and provinces, except for Tibet, have developed direct purchase programs. The national volume of electricity sold in 2018 via the direct purchase programs was approximately 1,400 billion kWh, which represented a huge increase from 2017. Most of the sale was negotiated between power producers and large end users, with a minority completed through the competitive bidding process or listed transactions. We participated in direct purchase programs in all regions where we have control over power plants, other than Hainan, and obtained market shares similar to our capacity shares.
In general, establishing liberalized power markets represents the general trend in China's power market reform, which is conducive to creating a competitive environment that is fair, transparent and equitable.
Power sales in Singapore
According to EMC, the total registered capacity in commercial operation for 2018 in Singapore was 13,554 MW, of which 10,512 MW belonged to CCGT/Cogen/Trigen facilities. In 2018, the peak demand for electricity was 7,071 MW against 2017's 6,967  MW. The power market in Singapore is competitive, and power generation companies compete to sell their power output into NEMS through a bidding process with hedging via vesting contracts and retail sales. For the year ended December 31, 2018, power sold through vesting contracts represented approximately 22.5% of total system demand. The existing Vesting Contract Scheme will drop to LNG vesting level in second half of 2019. The decrease in allocated vesting contract volumes will have to be made up through increased retail sales or increased exposure to pool prices which are volatile in nature.
The volatility in the sales price of the revenue associated with the sale of electricity in the NEMS is effectively managed via vesting contracts and direct retail sales which is carried out through a Tuas Power's subsidiary. The effective tariffs Tuas Power received for its electricity output are thus largely dependent on the vesting contract prices and volumes as well as prices secured under retail sales. The EMA has launched the Open Electricity Market (previously known as Full Retail Contestability) in April 2018 progressively based on geographical zones and the nationwide launch of the Open Electricity Market is expected to complete by May 2019.
Utility sales in Singapore
In 2018, TMUC sold 2,385,087  MT of steam to customers, a decrease of 7.5% as compared to 2,579,205 MT in 2017.
Fuel supply arrangements
The majority of our power plants in capacity are thermal plants, which are fueled by coal, gas and oil.
Coal
Our coal supply for our coal-fired power plants is mainly obtained from numerous coal producers in Shanxi Province, Inner Mongolia Autonomous Region and Gansu Province. We also obtain coal from overseas suppliers.
In 2016, we purchased 132 million tons of coal and consumed 132 million tons of coal. Of our total coal purchases, 39% was purchased under annual contracting arrangements and the remainder was purchased on the open market. The coal purchase price for our Company, including transportation costs and miscellaneous expenses, averaged approximately RMB423.16 per ton in 2016, representing an increase of 3.54% compared to 2015. Our average unit fuel cost in 2016 decreased by 1.76% from that in 2015.
In 2017, we purchased 168 million tons of coal and consumed 172 million tons of coal. Of our total coal purchases, 64% was purchased under annual contracting arrangements and the remainder was purchased on the open market. The coal purchase price for our Company, including transportation costs and miscellaneous expenses, averaged approximately RMB547.72 per ton in 2017, representing an increase of 29.4% compared to 2016. Our average unit fuel cost in 2017 increased by 32.41% from that in 2016.
In 2018, we purchased 196 million tons of coal and consumed 187 million tons of coal. Of our total coal purchases, 55% was purchased under annual contracting arrangements and the remainder was purchased on the open market. The coal purchase price for our Company, including transportation costs and miscellaneous expenses, averaged approximately RMB551.35 per ton in 2018, representing an increase of 0.66% compared to 2017. Our average unit fuel cost in 2018 increased by 4.85% from that in 2017.
Singapore's Tuas Power used coal as primary fuel for its TMUC's cogeneration plants. Coal is procured from coal producers in Indonesia via two long-term coal supply contracts with 10 year and 15-year terms respectively, and short-term contracts. The prices are indexed to the Global Coal Newcastle Index and HBA (Coal Reference Price which is regulated by Indonesia Government) Index. In 2018, Tuas Power purchased an incremental amount of coal in the open market.
Gas
Currently, the Company has 11 Combined Cycle Gas Turbine Power Plants ("CCGT") in China, including:
●	Huaneng Shanghai Combined Cycle Gas Turbine Power Plant ("Shanghai CCGT") with gas supply transported through the pipeline of "West-East Gas Transport Project";
●	Huaneng Jiangsu Jinling Combined Cycle Gas Turbine Power Plant ("Jinling CCGT") with gas supply transported through the pipeline of "West-East Gas Transport Project";

●	Huaneng Beijing Co-generation CCGT Power Plant ("Beijing Co-generation CCGT") with gas supply transported through Shaanxi-Beijing Pipeline;
●	Huaneng Zhejiang Tongxiang Combined Cycle Gas Turbine Power Plant ("Tongxiang CCGT"), with gas supply transported through the pipeline of "West-East Gas Transport Project";
●	Huaneng Chongqing Liangjiang Combined Cycle Gas Turbine Power Plant ("Liangjiang CCGT") with gas supply transported through the pipeline of "West-East Gas Transport Project";
●	Huaneng Tianjin Lingang Combined Cycle Gas Turbine Co-generation Power Plant ("Lingang CCGT Co-generation") with gas supply by CNOOC Tianjin Trading Branch and Petro China Tianjin Trading Branch;
●	Huaneng Shanxi Dongshan Combined Cycle Gas Turbine Power Plant ("Dongshan CCGT") with gas supply transported through Shaanxi-Beijing Pipeline II;
●	Huaneng Hainan Nanshan Combined Cycle Gas Turbine Power Plant ("Nanshan CCGT") with gas supply by CNOOC Hainan Branch;
●	Huaneng Zhongyuan Combined Cycle Gas Turbine Power Plant ("Zhongyuan CCGT") with gas supply transported through the pipeline of "West-East Gas Transport Project";
●	Huaneng Jiangsu Suzhou Combined Cycle Gas Turbine Co-generation Power Plant ("Suzhou CCGT Co-generation ") with gas supply transported through the pipeline of "West-East Gas Transport Project"; and
●	Huaneng Guangxi Guilin Distributed Energy Project ("Guilin Distributed Energy") with gas supply by Petro China Nanning Branch.
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
Repairs and maintenance
Each of our power plants shall conduct repairs and maintenance as per the repairs and maintenance plan issued by the regional grid company. The daily repairs and maintenance procedure of generating units shall comply with the relevant rules and technical specifications of the Company.
We arrange our annual repairs and maintenance plan based on the operating status and equivalent operating hours (“EOH”) of generating units:
●
for imported units of and above 300MW, and domestically-built units of and above 600MW, we arrange an A-grade repairs and maintenance after 60,000 EOH, after which, we arrange a B-grade repairs and maintenance after 30,000 EOH each;

●
for domestically-built units below 600MW, we arrange an A-grade repairs and maintenance after 40,000 EOH, after which we arrange a B-grade repairs and maintenance after 20,000 EOH each, provided, that a C-grade repairs and maintenance shall be conducted after 10,000 EOH or 18 months, whichever is longer;

●	for all units not scheduled for any A-grade, B-grade or C-grade repairs and maintenance within a calendar year, a D-grade repairs and maintenance shall be arranged;
●	for all high backpressure heating units and circulating fluidized bed boilers, we arrange a separate D-grade repairs and maintenance each calendar year;
●	in principle, we arrange no C-grade or above repairs and maintenance for units newly put into operations, but only one D-grade repairs and maintenance for every two units; and
●	for CCGT units, we arrange repairs and maintenance pursuant to the long-term servicing agreement.
C.	Organizational structure
We are 32.28% owned by HIPDC, which in turn is a subsidiary of Huaneng Group. Huaneng Group was established in 1988 with the approval of the State Council. Huaneng Group also holds a 13.39% equity interest in us in addition to HIPDC's ownership. In 2002, Huaneng Group was restructured as one of the five independent power generation group companies to take over the power generation assets originally belonging to the State Power Corporation of China. Huaneng Group has a registered capital of RMB20 billion and is controlled and managed by the central government. Huaneng Group is principally engaged in the development, investment, construction, operation and management of power plants; organizing the generation and sale of power (and heat); and the development, investment, construction, production and sale of products in relation to energy, transportation, new energy and environmental protection industries.
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
The following organizational chart sets forth the organizational structure of HIPDC and us as of March 31, 2019:

2019:

_____________________________
Notes:
*
Huaneng Group indirectly holds 100% equity interests in Pro-Power Investment Limited through its wholly owned subsidiary, China Hua Neng Hong Kong Company Limited, and Pro-Power Investment Limited in turn holds 25% equity interests in HIPDC. As a result, Huaneng Group beneficially holds 100% of equity interests in HIPDC.

**
Of the 13.39% equity interest, 9.91% was directly held by Huaneng Group, 3.01% was held by Huaneng Group through its wholly owned subsidiary, China Hua Neng Hong Kong Company Limited, and the remaining approximately 0.47% was held by Huaneng Group through its subsidiary, China Huaneng Finance Corporation Limited.

For a detailed discussion of the Company's subsidiaries, see Note 9 to the Financial Statements.
D.	Property, plants and equipment
The following table presents certain summary information on our power plants as of December 31, 2018.
Plant or Expansion	Actual In- service Date	Current Installed Capacity	Owner- ship	Attributable Capacity	Type of Fuel
(Names as defined below)		(MW)%		MW

Heilongjiang Province
Xinhua Power Plant	Unit I: Sep. 1979	1 x 200	70%	140	Coal
	Unit II: Sep. 2005	1 x 330	70%	231
Hegang Power Plant	Unit I: Nov. 1998	1x 300	64%	192	Coal
	Unit II: Nov. 1999	1x 300	64%	192
	Unit III: Apr. 2007	1 x 600	64%	384
Daqing Co-generation	Unit I: Jun. 2013	1 x 350	100%	350	Coal
	Unit II: Aug. 2013	1 x 350	100%	350
Yichun Co-generation	Unit I: Sep. 2015	1 x 350	100%	350	Coal
	Unit II: Dec. 2015	1 x 350	100%	350
Sanjiangkou Wind Power	66 turbines: Feb. 2010	99	82.85%	82	Wind
Linjiang Jiangsheng Wind Power	66 turbines: Oct. 2015	99	82.85%	82	Wind
Daqing Heping Aobao Wind Power	32 turbines: Dec. 2011	96	100%	96	Wind
	32 turbines: May 2012	96	100%	96
	32 turbines: Dec. 2013	96	100%	48
Zhaodong Dechang Photovoltaic	Dec. 2017	20	100%	20	Solar
Shuangyu Photovoltaic
Shuangyu Photovoltaic	Jul. 2018	20	100%	20	Solar
Xinhua Photovoltaic	Jun. 2018	20	100%	20	Solar
Donghai Photovoltaic	Jul. 2018	20	100%	20	Solar

Jilin Province
Jiutai Power Plant	Unit I: Oct. 2009	1 x 670	100%	670	Coal
	Unit II: Dec. 2009	1 x 670	100%	670
Changchun Co-generation	Unit I: Dec. 2009	1 x 350	100%	350	Coal
	Unit II: Apr. 2010	1 x 350	100%	350
Nongan Biomass	Dec. 2011	1 x 25	100%	25	Biomass
Linjiang Jubao Hydropower	Sep. 2004	2 x 10	100%	20	Solar
Zhenlai Wind Power	33 turbines: Jun. 2009	49.5	100%	49.5	Wind
	33 turbines: Dec. 2011	49.5	100%	49.5

Plant or Expansion	Actual In- service Date	Current Installed Capacity	Owner- ship	Attributable Capacity	Type of Fuel
(Names as defined below)		(MW)%		MW
Siping Wind Power	50 turbines: Oct. 2010	75	100%	75	Wind
	25 turbines: Nov. 2010	50	100%	50
	50 turbines: Dec. 2010	75	100%	75
Tongyu Tuanjie Wind Power	74 turbines: Dec. 2015	148	100%	148	Wind
Linjiang Jubao Photovoltaic	Jun. 2017	15	100%	15	Solar
Zhenlai Photovoltaic	Jun. 2018	20	50%	10	Solar

Liaoning Province
Dalian Power Plan
Phase I	Unit I: Sep. 1988	2 x 350	100%	700	Coal
	Unit II: Dec. 1988
Phase II	Unit III: Jan. 1999	2 x 350	100%	700	Coal
	Unit IV: Jan. 1999
Dandong Power Plant	Unit I: Jan. 1999	2 x 350	100%	700	Coal
	Unit II: Jan. 1999
Yingkou Power Plant
Phase I	Unit I: Jan. 1996	2 x 320	100%	640	Coal
	Unit II: Dec. 1996
Phase II	Unit III: Aug. 2007	2 x 600	100%	1,200	Coal
	Unit IV: Oct. 2007
Yingkou Co-generation	Unit I: Dec. 2009	2 x 330	100%	660	Coal
	Unit II: Dec. 2009
Wafangdian Wind Power	24 turbines: Jun. 2011	48	100%	48	Wind
Changtu Wind Power	33 turbines: Nov. 2012	97.5	100%	97.5	Wind
	24 turbines: Oct. 2014
Suzihe Hydropower	2012	3 x 12.5	100%	37.5	Hydro
Dandong Photovoltaic	May. 2016	10	100%	10	Solar
Yingkou Co-generation Photovoltaic	Jun. 2016	10	100%	10	Solar
Xianrendao Co-generation	Mar. 2017	1 x 50	100%	50	Coal
Yingkou Xianrendao Co-generation Power	Mar. 2017	2*50	100%	100	Coal
Jianchang Bashihan Photovoltaic
Phase I	Aug. 2017	22.03	100%	22.03	Solar
Phase II	Aug. 2017	22.03	100%	22.03	Solar
Xiao Deyingzi Photovoltaic	Aug. 2017	15.56	100%	15.56	Solar
Chaoyang Heiniuyingzi Photovoltaic	Aug. 2017	18.79	100%	18.79	Solar

Inner Mongolia Autonomous Region
Huade Wind Power
Phase I	33 turbines: Dec. 2009	49.5	100%	49.5	Wind
Phase II	33 turbines: Jun. 2011	49.5	100%	49.5	Wind

Hebei Province
Shang' an Power Plant	Unit I: Aug. 1990	2 x 350	100%	700	Coal
Phase I	Unit II: Dec. 1990
Phase II	Unit III: Oct. 1997	2 x 330	100%	660	Coal
	Unit IV: Oct. 1997
Phase III	Unit V: Jul. 2008	2 x 600	100%	1,200	Coal
	Unit VI: Aug. 2008

Plant or Expansion	Actual In- service Date	Current Installed Capacity	Owner- ship	Attributable Capacity	Type of Fuel
(Names as defined below)		(MW)%		MW
Kangbao Wind Power
Phase I	33 turbines: Jan. 2011	49.5	100%	49.5	Wind
Kangbao Xitan Photovoltaic	Jun. 2016	20	100%	20	Solar
Zhuolu Dabao Wind Power	24 turbines: Mar. 2017	48	100%	48	Wind
Shang'an Dianchanghuichang Photovoltaic	Dec. 2017	17	100%	17	Solar

Gansu Province
Pingliang Power Plant
Phase I	Unit I: Sep. 2000	3 x 325	65%	633.75	Coal
	Unit II: Jun. 2001
	Unit III: Jun. 2003
	Unit IV: Nov. 2003	1 x 330	65%	214.5	Coal
	Unit V: Feb. 2010	2 x 600	65%	780	Coal
	Unit VI: March 2010
Jiuquan Wind Power	259 turbines: Dec. 2011	401	100%	401	Wind
Jiuquan II Wind Power	100 turbines: Dec. 2014	200	100%	200	Wind
	100 turbines: Jun. 2015	200	100%	200	Wind
Yumen Wind Power	24 turbines: Jun. 2015	48	100%	48	Wind
	67 turbines: Jun. 2015	100.5	100%	100.5	Wind
Yigang Wind Power	96 turbines: Dec. 2015	192	100%	192	Wind

Ningxia Autonomous Region
Ruyi Helan Rooftop Photovoltaic	Jun. 2017	19.8	40%	7.92	Solar

Beijing Municipality
Beijing Co-generation
Phase I	Unit I: Jan. 1998	2 x 165	41%	135.3	Coal
	Unit II: Jan. 1998
	Unit III: Dec. 1998	2 x 220	41%	180.4	Coal
	Unit IV: Jun. 1999
	Unit V: Apr. 2004	1 x 75	41%	30.75	Coal
Beijing Co-generation CCGT
Phase II	Unit VI: Dec. 2011	2 x 306.9	41%	251.66	Gas
	Unit VII: Dec. 2011
	Unit VIII: Dec. 2011	1 x 309.6	41%	126.936	Gas
Beijing Co-generation CCGT
Phase III	Unit IX: Nov. 2017	2 x 342.97	41%	281.24	Gas
	Unit X: Nov. 2017
	Unit XI: Nov. 2017	1 x 312.6	41%	128.166	Gas

Tianjin Municipality
Yangliuqing Co-generation	Unit I: Dec. 1998	4 x 300	55%	660	Coal
	Unit II: Sep. 1999
	Unit III: Dec. 2006
	Unit IV: May 2007
Lingang Co-generation CCGT	Unit I: Dec. 2014	1 x 313	55%	254.65	Gas
		1 x 150
Chenxi Photovoltaic	Jun. 2017	2.2	55%	1.21	Solar

Plant or Expansion	Actual In- service Date	Current Installed Capacity	Owner- ship	Attributable Capacity	Type of Fuel
(Names as defined below)		(MW)%		MW
Shanxi Province
Yushe Power Plant	Unit III: Oct. 2004	2 x 300	60%	360	Coal
	Unit IV: Nov. 2004
Zuoquan Power Plant	Unit I: Dec. 2011	2 x 673	80%	1,076.8	Coal
	Unit II: Jan. 2012
Dongshan CCGT	Unit I: Oct. 2015	2 x297.7	100%	595.4	Gas
	Unit II: Oct. 2015
	Unit III: Oct. 2015	263.6	100%	263.6	Gas
Yushe Photovoltaic	Jun. 2017	50	100%	50	Solar
Yushe Fupin Photovoltaic	Aug. 2018	10.5	90%	9.45	Solar

Shandong Province
Dezhou Power Plant
Phase I	Unit I: 1992	1 x 330	100%	330	Coal
	Unit II: 1992	1 x 320	100%	320	Coal
Phase II	Unit III: Jun. 1994	1 x 330	100%	330	Coal
	Unit IV: May 1995	1 x 320	100%	320	Coal
Phase III	Unit V: Jun. 2002	2 x 700	100%	1,400	Coal
	Unit VI: Oct. 2002
Jining Power Plant
Circulating fluidized bed boiler	Unit V: Jul. 2003	2 x 135	100%	270	Coal
	Unit VI: Aug. 2003
Co-generation	Unit I: Nov. 2009	2 x 350	100%	700	Coal
	Unit II: Dec. 2009
Xindian Power Plant
Phase III	Unit V: Sep 2006	2 x 300	95%	570	Coal
	Unit VI: Nov. 2006
Weihai Power Plant
Phase II	Unit III: Mar. 1998	2 x 320	60%	384	Coal
	Unit IV: Nov. 1998
Phase III	Unit V: Dec. 2012	2 x 680	60%	816	Coal
	Unit VI: Dec. 2012
Rizhao Power Plant
Phase I	Unit I: Sep. 1999	1 x 350	88.8%	311	Coal
	Unit II: Jan. 2003	1 x 350	88.8%	311
Phase II	Dec. 2008	2 x 680	100%	1,360	Coal

Zhanhua Co-generation	Jul. 2005	2 x 165	100%	330	Coal

Baiyanghe Power Plant	Unit I: Oct. 2003	1 x 145	80%	116	Coal
	Unit II: Oct. 2003	1 x 145	80%	116
	Unit III: Dec. 2009	1 x 300	80%	240
	Unit IV: Dec. 2009	1 x 300	80%	240
Jiaxiang Power Plant	Unit I: Oct. 2006	1 x 330	40%	132	Coal
	Unit II: May. 2007	1 x 330	40%	132
Jining Co-generation	Unit I: Apr. 2004	1 x 30	40%	12	Coal
	Unit II: Jul. 2004	1 x 30	40%	12
Qufu Co-generation	Unit I: Feb. 2009	1 x 225	40%	90	Coal
	Unit II: Sep. 2009	1 x 225	40%	90
Huangtai Power Plant	Unit I: Nov. 1987	1 x 330	72%	237.6	Coal
	Unit II: Jan. 2011	1 x 350	72%	252
	Unit III: Jan. 2011	1 x 350	72%	252

Plant or Expansion	Actual In- service Date	Current Installed Capacity	Owner- ship	Attributable Capacity	Type of Fuel
(Names as defined below)		(MW)%		MW
Yantai Power Plant	Unit I: Apr. 1996	1 x 110	80%	88	Coal
	Unit II: Oct. 2005	1 x 160	80%	128
	Unit III: Dec. 2005	1 x 160	80%	128
	Unit IV: Oct. 2006	1 x 160	80%	128
Linyi Power Plant	Unit I: Dec. 2012	1 x 350	60%	210	Coal
	Unit II: Oct. 2013	1 x 350	60%	210
	Unit III: Dec. 1997	1 x 140	60%	84
	Unit IV: Apr. 2003	1 x 140	60%	84
	Unit V: Sep. 2003	1 x 140	60%	84
	Unit VI: Apr. 2005	1 x 140	60%	84
Jining Yunhe Power Plant	Unit I: Jul. 2000	1 x 145	78.68%	114.09	Coal
	Unit II: Nov. 2000	1 x 145	78.68%	114.09
	Unit III: Sep. 2003	1 x 145	78.68%	114.09
	Unit IV: Feb. 2004	1 x 145	78.68%	114.09
	Unit V: Sep. 2006	1 x 330	78.68%	259.64
	Unit VI: Mar. 2006	1 x 330	78.68%	259.64
Liaocheng Co-generation	Unit I: Jan. 2006	1 x 330	60%	198	Coal
	Unit II: Sep. 2006	1 x 330	60%	198
Zhongtai Power Plant	Unit I: May. 2007	1 x 150	80%	120	Coal
	Unit II: Dec. 2007	1 x 150	80%	120
Laiwu Power Plant	Unit I: Dec. 2015	1 x 1000	64%	640	Coal
	Unit II: Nov. 2016	1 x 1000	64%	640
Muping Wind Power	28 turbines: Dec. 2010	42	80%	34	Wind
Penglai Wind Power	24 turbines: Sep. 2014	48	80%	38.4	Wind
	1 turbine: Sep. 2014	1.8	80%	1.44
	24 turbines: Oct. 2016	48	80%	38.4
	1 turbine: Oct. 2016	1.8	80%	1.44
Rushan Wind Power	8 turbines: Sep. 2014	12	80%	9.6	Wind
	11 turbines: Sep. 2014	16.5	80%	13.2
	2 turbines: Oct. 2016	3	80%	2.4
	5 turbines: Oct. 2016	10.5	80%	8.4
Rongcheng Wind Power	1 turbine: Jan. 2006	1.5	48%	0.72	Wind
	1 turbine: Jan. 2006	1.5	48%	0.72
	1 turbine: Jan. 2006	1.5	48%	0.72
	2 turbines: Feb. 2006	3	48%	1.44
	2 turbines: Feb. 2006	3	48%	1.44
	3 turbines: Mar. 2006	4.5	48%	2.16
Dongying Wind Power	32 turbines: Dec. 2009	48	56%	27	Wind
Boshan Photovoltaic	May. 2016	12	80%	10	Solar
Sishui Photovoltaic	Jun. 2015	20	80%	16	Solar
Gaozhuang Photovoltaic	May. 2016	20	80%	16	Solar
Jining Co-generation Photovoltaic	Feb. 2017	20	80%	16	Solar
Zhanhua Qingfenghu Wind Power	50 turbines: Dec. 2017	100	80%	80	Wind
Jining Photovoltaic	Feb. 2017	20	80%	16	Solar
Laiwu Niuquan Photovoltaic	Apr. 2017	20	80%	16	Solar
Furuite Rooftop Photovoltaic	Jun. 2017	6.3	95%	5.99	Solar
Zhanhua Qingfenghu Photovoltaic	Jun. 2017	100	46%	46	Solar
Weihai Haibu Photovoltaic	Jun. 2017	19.75	80%	15.8	Solar
Jining Weishan Zhaozhuang Photovoltaic	Dec. 2017	80	40%	64	Solar
Laizhou Wind Power	72 turbines: Apr. 2007	98.25	64%	62.88	Wind

Plant or Expansion	Actual In- service Date	Current Installed Capacity	Owner- ship	Attributable Capacity	Type of Fuel
(Names as defined below)		(MW)%		MW
Henan Province
Qinbei Power Plant
Phase I	Unit I: Nov. 2004	2 x 600	60%	720	Coal
	Unit II: Dec. 2004
Phase II	Unit III: Nov. 2007	2 x 600	60%	720	Coal
	Unit IV: Nov. 2007
Phase III	Unit V: Mar. 2012	2 x 1000	60%	1,200	Coal
	Unit VI: Feb. 2013
Zhongyuan CCGT	Unit I: Aug. 2007	2 x 390	90%	702	Coal
	Unit II: Jan. 2008
Luoyang Co-generation Power Plant	Unit I: May. 2015	2 x 350	80%	560	Coal
	Unit II: Jun. 2015
Luoyang Yangguang Power Plant	Unit I: Jun. 2006	2 x 135	80%	216	Coal
	Unit II: Oct. 2006
Mianchi Co-generation	Unit I: Dec. 2016	2 x 350	60%	420	Coal
	Unit II: Dec. 2016
Zhumadian Wind Power	16 turbines: Dec. 2016	32	90%	28.8	Wind
Qinbei Dianchanghuichang Photovoltaic	Jun. 2017	20	60%	12	Solar
Tangyin Wind Power	69 turbines: Dec. 2018	151.8	100%	151.8	Wind

Jiangsu Province
Nantong Power Plant
Phase I	Unit I: Sep. 1989	2 x 352	100%	704	Coal
	Unit II: Mar. 1990
Phase II	Unit III: Jul. 1999	2 x 350	100%	700	Coal
	Unit IV: Oct. 1999
Nanjing Power Plant	Unit I: Mar. 1994	2 x 320	100%	640	Coal
	Unit II: Oct. 1994
Taicang Power Plant
Phase I	Unit I: Dec. 1999	2 x 320	75%	480	Coal
	Unit II: Apr. 2000
Phase II	Unit III: Jan. 2006	2 x 630	75%	945	Coal
	Unit IV: Feb. 2006
Taicang Dianchanghuichang Photovoltaic	Jun. 2018	50	75%	37.5	Solar
Huaiyin Power Plant
Phase II	Unit III: Jan. 2005	2 x 330	63.64%	420	Coal
	Unit IV: Mar. 2005
Phase III	Unit V: May 2006	2 x 330	63.64%	420	Coal
	Unit VI: Sep. 2006
Huaiyin Dianchang Photovoltaic	Jun. 2018	30	100%	30	Solar
Jinling Power Plant
CCGT	Unit I: Dec. 2006	2 x 390	60%	468	Gas
	Unit II: Mar. 2007
CCGT-Cogeneration	Unit I: April 2013	191.3	51%	97.56	Gas
	Unit II: May 2013	191.3	51%	97.56
Jinling Coal-Fired	Unit III: Dec. 2009	2 x 1,030	60%	1,236	Coal
	Unit IV: Aug. 2012
Suzhou Co-generation	Unit I: Aug. 2006	2 x 60	53.45%	64.14	Coal
	Unit II: Oct. 2006

Plant or Expansion	Actual In- service Date	Current Installed Capacity	Owner- ship	Attributable Capacity	Type of Fuel
(Names as defined below)		(MW)%		MW
Nanjing Chemical Industry Park Co-generation	Unit I: Apr. 2016	50	70%	35	Coal
	Unit II: Dec. 2016	50	70%	35
Qidong Wind Power
Phase I	61 turbines: Mar. 2009	91.5	65%	59.5	Wind
Phase II	25 turbines: Jan. 2011	50	65%	32.5	Wind
	22 turbines: Jun. 2012	44	65%	28.6	Wind
Rudong Wind Power	24 turbines: Nov. 2013	48	90%	43.2	Wind
Tongshan Wind Power
Phase I	25 turbines: Mar. 2016	50	70%	35	Wind
Phase II	24 turbines: Dec. 2017	48	70%	33.6	Wind
Luhe Wind Power	25 turbines: Dec. 2016	50	100%	50	Wind
Rudong Offshore Wind Power	26 turbines: Mar, 2017	106.4	70%	211.68	Wind
	44 turbines: Sep. 2017	196
Guanyun Power	Unit I: Dec. 2017	2 x 25	100%	50	Coal
	Unit II: Dec. 2017
Suzhou CCGT	Unit I: Jul. 2017	178	100%	452	Gas
	Unit II: Jul. 2017	48
	Unit III: Sep. 2017	178
	Unit IV: Sep. 2017	48
Yizheng Wind Power
Phase I	21 turbines: Dec. 2017	46.2	100%	46.2	Wind
Phase II	6 turbines: Jul. 2018	13.8	100%	13.8	Wind
Guanyun Photovoltaic	Jun. 2017	14.1	100%	14.1	Solar

Shanghai Municipality
Shidongkou I	Unit I: Feb. 1988	4 x 325	100%	1,300	Coal
	Unit II: Dec. 1988
	Unit III: Sep. 1989
	Unit IV: May 1990
Shidongkou II	Unit I: Jun. 1992	2 x 600	100%	1,200	Coal
	Unit II: Dec. 1992
Shidongkou Power	Unit I: Oct. 2011	2 x 660	50%	660	Coal
	Unit II: Oct. 2011
Shanghai CCGT	Unit I: May 2006	3 x 390	70%	819	Gas
	Unit II: Jun. 2006
	Unit III: Jul. 2006

Chongqing Municipality
Luohuang Power Plant
Phase I	Unit I: Sep. 1991	2 x 360	60%	432	Coal
	Unit II: Feb. 1992
Phase II	Unit III: Dec. 1998	2 x 360	60%	432	Coal
	Unit IV: Dec. 1998
Phase III	Unit V: Dec. 2006	2 x 600	60%	720	Coal
	Unit VI: Jan. 2007
Liangjiang CCGT	Unit I: Oct. 2014	2 x 467	90%	840.6	Gas
	Unit II: Dec. 2014
Fengjie Jinfengshan Wind Power	55 turbines: Dec. 2018	110	100%	110	Wind

Zhejiang Province
Changxing Power Plant	Unit I: Dec. 2014	2 x 660	100%	1320	Coal
	Unit II: Dec. 2014

Plant or Expansion	Actual In- service Date	Current Installed Capacity	Owner- ship	Attributable Capacity	Type of Fuel
(Names as defined below)		(MW)%		MW
Yuhuan Power Plant
Phase I	Unit I: Nov. 2006	2 x 1,000	100%	2,000	Coal
	Unit II: Dec. 2006
Phase II	Unit III: Nov. 2007	2 x 1,000	100%	2,000	Coal
	Unit IV: Nov. 2007
Tongxiang CCGT	Unit I: Sep. 2014	1 x 258.4	95%	245.48	Gas
	Unit II: Sep. 2014	1 x 200	95%	190	Gas
Changxing Photovoltaic	Dec. 2014	5	100%	5	Solar
	Mar. 2015	5	100%	5	Solar
Changxing Hongqiao Photovoltaic	Sep. 2016	30	100%	30	Solar
Huzhou Distributed Photovoltaic	Jun. 2017	16.13	100%	20	Solar
	Dec. 2017	3.87
Hunan Province
Yueyang Power Plant
Phase I	Unit I: Sep. 1991	2 x 362.5	55%	398.75	Coal
	Unit II: Dec. 1991
Phase II	Unit III: Mar. 2006	2 x 300	55%	330	Coal
	Unit IV: May 2006
Phase III	Unit V: Jan. 2011	2 x 600	55%	660	Coal
	Unit VI: Aug. 2012
Xiangqi Hydropower	Unit I: Dec. 2011	4 x 20	100%	80	Hydro
	Unit II: May 2012
	Unit III: Jul. 2012
	Unit IV: Aug. 2012
Subaoding Wind Power	40 turbines: Dec. 2014	80	100%	80	Wind
	35 turbines: May. 2015	70	100%	70	Wind
Guidong Wind Power	42 turbines: Aug. 2015	48	100%	48	Wind
	18 turbines: Sep. 2015	36	100%	36	Wind
Yueyang Xingang Photovoltaic	May. 2017	10	60%	6	Solar
Yueyang Leigutai Photovoltaic	Jun. 2017	20	55%	11	Solar

Hubei Province
Enshi Maweigou Hydropower	Dec. 2011	3 x 5	100%	15	Hydro
	Dec. 2015	2 x 20	100%	40	Hydro
Dalongtan Hydropower	Unit I: May 2006	12	97%	11.64	Hydro
	Unit II: Aug. 2005	12	97%	11.64	Hydro
	Unit III: Mar. 2006	12	97%	11.64
	Unit IV: Oct. 2008	1 x 1.6	97%	1.552	Hydro
Wuhan Power Plant
Phase I	Unit I: Jun. 1993	2 x 300	75%	450	Coal
	Unit II: Jan. 1994
Phase II	Unit III: May 1997	2 x 330	75%	495	Coal
	Unite IV: Dec. 1997
Phase III	Unit V: Oct. 2006	2 x 600	75%	900	Coal
	Unit VI: Dec. 2006
Jingmen Co-generation	Unit I: Nov. 2014	2 x 350	100%	700	Coal
	Unit II: Oct. 2014
Yingcheng Co-generation	Unit II: Jan. 2015	1 x 350	100%	350	Coal
	Unit I: Jun. 2016	1 x 50	100%	50	Coal
Jieshan Wind Power
Phase I	24 turbines: Jun. 2015	48	100%	48	Wind
Phase II	36 turbines: Aug. 2016	72	100%	72	Wind
Zhongxiang Hujiawan Wind Power	12 turbines: Dec. 2017	24	100%	24	Wind
	63 turbines: Aug. 2018	126	100%	126	Wind
Suizhou Zengdufuhe Photovoltaic	Sep. 2017	16.7	100%	20	Solar
	Oct. 2017	3.3

Plant or Expansion	Actual In- service Date	Current Installed Capacity	Owner- ship	Attributable Capacity	Type of Fuel
(Names as defined below)		(MW)%		MW
Jiangxi Province
Jinggangshan Power Plant
Phase I	Unit I: Dec. 2000	2 x 300	100%	600	Coal
	Unit II: Aug. 2001
Phase II	Unit III: Nov. 2009	2 x 660	100%	1,320	Coal
	Unit IV: Dec. 2009
Jianggongling Wind Power	24 turbines: Dec. 2014	48	100%	48	Wind
	13 turbines: Dec. 2016	26	100%	26	Wind
Ruijin Power Plant	Unit I: May 2008	2 x 350	100%	700	Coal
	Unit II: Aug. 2008
Anyuan Power Plant	Unit I: Jun. 2015	2 x 660	100%	1,320	Coal
	Unit II: Aug. 2015
Hushazui Wind Power	13 turbines: Dec. 2016	26	100%	26	Wind
Linghuashan Wind Power	26 turbines: Jun. 2017	52	100%	100	Wind
	24 Turbines: Sep. 2017	48
Gaolongshan Wind Power	36 turbines: Nov. 2018	80	100%	80	Wind

Anhui Province
Chaohu Power Plant	Unit I: May 2008	2 x 600	60%	720	Coal
	Unit II: Aug. 2008
Hualiangting Hydropower Phase I	Unit I: Oct. 1981	2 x 10	100%	20	Hydro
	Unit II: Nov. 1981
Phase II	Unit III: Nov. 1987	2 x 10	100%	20	Hydro
	Unit IV: Nov. 1987
Huaining Wind Power	25 turbines: Jun. 2016	50	100%	50	Wind
	45 turbines: Dec. 2017	99	100%	99	Wind

Fujian Province
Fuzhou Power Plant
Phase I	Unit I: Sep. 1988	2 x 350	100%	700	Coal
	Unit II: Dec. 1988
Phase II	Unit III: Oct. 1999	2 x 350	100%	700	Coal
	Unit IV: Oct. 1999
Phase III	Unit V: Jul. 2010	2 x 660	100%	1,320	Coal
	Unit VI: Oct. 2011
Changle Photovoltaic	Jun. 2017	10	100%	10	Solar

Guangdong Province
Shantou Power Plant
Phase I	Unit VI: Oct. 2011	2 x 300	100%	600	Coal
	Unit I: Jan. 1997
	Unit II: Jan. 1997
Phase II	Unit III: Oct. 2005	1 x 600	100%	600	Coal
Haimen Power	Unit I: Jul. 2009	2 x 1,036	100%	2,072	Coal
	Unit II: Oct. 2009
	Unit III: Mar. 2013	2 x 1,036	80%	1,657.6	Coal
	Unit IV: Mar. 2013
Shantou Photovoltaic	Sep. 2016	17	100%	17	Solar
Yunnan Province
Diandong Energy
Phase I	Unit I: Feb. 2006	2 x 600	100%	1,200	Coal
	Unit II: Jul. 2006
Phase II	Unit III: Nov. 2006	2 x 600	100%	1,200	Coal
	Unit IV: May 2007
Yuwang Energy
Phase I	Unit I: Jul. 2009	2 x 600	100%	1,200	Coal
	Unit II: Feb. 2010
Fuyuan Wind Power
Wenbishan Wind Power	20 turbines: Oct. 2014	40	100%	40	Wind
Yibasan Wind Power	24 turbines: Dec. 2015	48	100%	48	Wind
Shengjing Wind Power	24 turbines: Dec. 2016	48	100%	48	Wind
Guangliangzi Wind Power	24 turbines: Oct. 2017	48	100%	48	Wind

Plant or Expansion	Actual In- service Date	Current Installed Capacity	Owner- ship	Attributable Capacity	Type of Fuel
(Names as defined below)		(MW)%		MW
Hainan Province
Haikou Power Plant	Unit IV: May 2000	2 x 138	91.8%	253.368	Coal
	Unit V: May 1999
	Unit VIII: Apr. 2006	2 x 330	91.8%	605.88	Coal
	Unit IX: May 2007
Dongfang Power Plant
Phase I	Unit I: Jun. 2009	2 x 350	91.8%	642.6	Coal
	Unit II: Dec. 2009
Phase II	Unit III: May 2012	2 x 350	91.8%	642.6	Coal
	Unit IV: Dec. 2012
Nanshan Co-generation	Unit I: Apr. 1995	2 x 50	91.8%	91.8	Gas
	Unit II: Apr. 1995
	Unit III: Oct. 2003	2 x 16	91.8%	29.370	Gas
	Unit IV: Oct. 2003
Gezhen Hydropower	Unit I: Nov. 2009	2 x 40	91.8%	73.40	Hydro
	Unit II: Nov. 2009
	Unit III: Dec. 2009	2 x 1	91.8%	1.836	Hydro
	Unit IV: Dec. 2009
Wenchang Wind Power	34 turbines: Jan. 2009	51.5	91.8%	47.277	Wind
Dongfang Photovoltaic	Jul. 2016	12	91.8%	11.016	Solar
Chengmai Photovoltaic	Jun. 2017	12.5	91.8%	11.475	Solar
	Sep. 2017	12.5	91.8%	11.475
	Sep. 2018	40	91.8%	36.72	Solar

Guizhou Province
Panzhou Wind Power
Dapashan Wind Power	12 turbines: Dec. 2015	24	100%	24	Wind
	9 turbines: Nov. 2017	18	100%	24	Wind
	3 turbines: Dec. 2017	6
Jiaoziding Wind Power	16 turbines: Nov. 2017	32	100%	48	Wind
	8 turbines: Dec. 2017	16

Guangxi Autonomous Region
Guilin Distributed Energy	Unit I: Dec. 2017	3 x 70	80%	168	Gas
	Unit II: Dec. 2017
	Unit III: Dec. 2017
Singapore
Tuas Power	Unit I: Mar. 1999	1 x 600	100%	600	Oil
	Unit III: Nov. 2001	4 x 367.5	100%	1,470	Gas
	Unit IV: Jan. 2002
	Unit V: Feb. 2005
	Unit VI: Sep. 2005
	Unit VII: Dec. 2013	405.9	100%	405.9	Gas
TMUC
Phase I	Feb. 2013	1 x 101	100%	101	Coal & biomass
Phase IIA	Jun. 2014	1 x 32.5	100%	32.5	Coal & biomass
Pakistan
Sahiwal	2017	1320	40%	528	Coal
The following table presents the availability factors and the capacity factors of our coal-fired operating power plants in China for the years ended December 31, 2016, 2017 and 2018.

Coal-fired Power Plant	Availability factor (%)			Capacity factor (%)
	2016	2017	2018	2016	2017	2018
Heilongjiang Province
Xinhua Power Plant	—	99.83	99.98	—	54.41	50
Hegang Power Plant	—	94.18	89.14	—	42.01	43.32
Daqing Co-generation	—	92.85	95.28	—	49.9	49.58
Yichun Co-generation	—	94.08	89.91	—	43.15	46.30
Jilin Province
Jiutai Power Plant	—	99.89	95.29	—	43.63	46.42
Changchun Co-generation	—	92.98	95.24	—	49.09	53.72
Liaoning Province
Dalian	99.86	99.94	92.17	49.91	50.69	47.02
Dandong	97.4	100	93.84	47.49	46.08	46.10
Yingkou	100	95.35	93.41	48.70	47.77	45.81
Yingkou Co-generation	100	92.36	90.48	43.55	51.81	47.47
Hebei Province
Shang'an	93.18	91.72	88.82	57.50	58.56	58.53
Gansu Province
Pingliang	96.3	95.74	94.74	39.77	40.34	48.29
Beijing Municipality
Beijing Cogeneration	92.79	98.28	97.57	45.89	18.09	23.43
Tianjin Municipality
Yangliuqing	96.78	93.39	91.64	53.38	53.82	55.11
Shanxi Province
Yushe	94.77	93.97	96.13	53.01	43.76	53.31
Zuoquan	87.61	81	96.05	46.68	40.16	50.93
Shandong Province
Dezhou	93.96	96.59	91.71	57.97	55.1	58.08
Jining	91.35	96.1	94.82	59.22	59.88	53.61
Weihai	93.47	94.71	99.20	65.83	59.7	61.24
Xindian	90.10	94.73	91.24	63.07	69.97	59.20
Rizhao Power	90.12	94.87	94.13	62.89	64.60	61.15
Rizhao II	94.08	93.97	94.13	66.34	60.48	61.15
Zhanhua Co-generation	97.32	92.1	99.48	55.27	43.84	48.54
Laiwu Power Plant	—	97.41	95.71	—	60.7	61.49
Baiyanghe Power Plant	—	93.71	97.57	—	59.63	56.58
Huangtai Power Plant	—	96.41	90.87	—	59.17	60.00
Yantai Power Plant	—	97.58	97.85	—	44.14	60.60
Liaocheng Co-generation	—	94.05	93.58	—	50.01	58.63
Linyi Power Plant	—	95.78	96.90	—	54.44	57.54
Jining Yunhe Power Plant	—	96.68	91.99	—	60.99	52.72
Qufu Co-generation	—	94.43	96.36	—	60.19	63.59
Jiaxiang Power Plant	—	94.29	95.73	—	59.74	60.58
Jining Co-generation	—	91.48	92.50	—	71.87	70.23
Zhongtai Power Plant	—	93.83	92.53	—	31.46	45.39
Henan Province
Qinbei	96.69	88.99	92.80	55.06	39.29	48.44
Luoyang Cogeneration Power Plant	92.71	97.26	95.89	46.20	41.37	51.38
Luoyang Yangguang Power Plant	100.00	97.62	99.93	67.70	24.91	16.32
Mianchi Co-generation	100.00	100	91.10	59.04	40.3	50.19
Jiangsu Province
Nantong	91.37	92.78	91.64	52.99	49.91	46.89
Nanjing	96.92	92.89	93.84	57.24	49.15	48.48

Coal-fired Power Plant	Availability factor (%)			Capacity factor (%)
	2016	2017	2018	2016	2017	2018
Taicang	99.84	98.9	97.35	71.16	68.49	59.12
Huaiyin	89.66	93.76	95.13	48.04	43.51	40.73
Jinling Coal-fired	93.85	88.3	95.24	70.19	60.92	58.32
Suzhou Co-generation	96.41	94.77	98.41	74.35	73.37	71.00
Shanghai Municipality
Shidongkou I	99.86	90.97	95.94	43.53	46.51	41.94
Shidongkou II	92.81	93.77	93.23	55.07	54.74	52.31
Zhejiang Province
Changxing	96.5	97.21	97.39	49.18	56.72	55.57
Yuhuan	93.64	94.61	95.35	55.58	58.6	56.88
Chongqing Municipality
Luohuang	95.58	87.25	91.26	35.16	34.13	37.33
Hunan Province
Yueyang	99.71	98.24	95.76	33.56	42.63	47.51
Hubei Province
Wuhan Power	94.54	96.8	92.27	46.84	46.06	51.43
Jingmen Thermal Power	97.86	98.05	97.67	41.39	43.53	49.54
Yingcheng Thermal Power	90.80	99.97	98.87	44.30	52.56	60.53
Jiangxi Province
Jinggangshan	92.19	94.73	92.20	49.55	58.65	58.47
Ruijin Power	92.43	91.28	92.66	49.77	56.82	59.41
Anyuan Power Plant	88.6	83.62	94.45	55.29	60.24	62.64
Anhui Province
Chaohu Power	86.29	99.66	94.71	56.42	54.04	52.46
Fujian Province
Fuzhou	99.98	95.46	94.39	36.05	47.26	53.52
Guangdong Province
Shantou	97.91	94.32	96.25	43.39	49.98	57.03
Haimen	94.41	93.93	95.73	38.88	54.66	54.93
Yunnan Province
Diandong	98.82	98.34	98.36	15.73	15.29	17.17
Yuwang	100	99.59	99.98	2.54	0.54	2.61
Hainan Province
Haikou	91.15	95.4	95.24	60.46	57.21	59.72
Dongfang	94.33	99.53	95.14	60.23	64.6	63.10
_____________________________

The details of our operating power plants, construction projects and related projects as of December 31, 2018 are described below.
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
The coal supply for Xinhua Power Plant is mainly obtained from Inner Mongolia Autonomous Region. Xinhua Power Plant typically stores 120,000 tons of coal on site. In 2018, Xinhua Power Plant obtained 87.3% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Xinhua Power Plant in 2018 was RMB357.33 (2017: RMB326.06) per ton.
Xinhua Power Plant sells its electricity to Heilongjiang Electric Power Company.
Hegang Power Plant
Huaneng Hegang Power Plant ("Hegang Power Plant") is located in the city of Hegang in Heilongjiang Province. Hegang Power Plant, including Phases I to III, has an installed capacity of 1,200 MW and consists of two 300 MW coal-fired generating unit and one 600 MW coal-fired generating unit and which commenced operations in 1998, 1999 and 2007 respectively. We hold 64% equity interest in Hegang Power Plant.
The coal supply for Hegang Power Plant is mainly obtained from the city of Hegang. Hegang Power Plant typically stores 120,000 tons of coal on site. In 2018, Hegang Power Plant obtained 65.7% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Hegang Power Plant in 2018 was RMB428.66 (2017: RMB406.37) per ton.
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
The coal supply for Daqing Co-generation is mainly obtained from Inner Mongolia Autonomous Region. Daqing Co-generation typically stores 80,000 tons of coal on site. In 2018, Daqing Co-generation obtained 82.6% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Daqing Co-generation in 2018 was RMB355.80 (2017: RMB323.56) per ton.
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
The coal supply for Yichun Co-generation is mainly obtained from the city of Hegang. Yichun Co-generation typically stores 80,000 tons of coal on site. In 2018, Yichun Co-generation obtained 65.0% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Yichun Co-generation in 2018 was RMB435.56 (2017: RMB416.97) per ton.
Yichun Co-generation sells its electricity to Heilongjiang Electric Power Company.
Sanjiangkou Wind Power
Huaneng Shanjiangkou Wind Power Plant ("Sanjiangkou Jiangsheng Wind Power") is located in the city of Jiamusi in Heilongjiang Province. The installed capacity of Sanjiangkou Wind Power Plant is 99 MW and consists of 66 turbines. It commenced operation in February 2010. We hold 82.85% equity interest in Sanjiangkou Wind Power.
Sanjiangkou Wind Power sells its electricity to Heilongjiang Electric Power Company.

Linjiang Jiangsheng Wind Power
Linjiang Jiangsheng Wind Power Plant ("Linjiang Jiangsheng Wind Power") is located in the city of Jiamusi in Heilongjiang Province. The installed capacity of Linjiang Jiangsheng Wind Power Plant is 99 MW and consists of 66 turbines. It commenced operation in October 2015. We hold 82.85% equity interest in Linjiang Jiangsheng Wind Power.
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
Daqing Heping Aobao Wind Power sells its electricity to Heilongjiang Electric Power Company.
Zhaodong Dechang Photovoltaic
Zhaodong Dechang 20 MW Photovoltaic Power Plant ("Zhaodong Dechang Photovoltaic") is located in the city of Zhaodong in Heilongjiang Province. Zhaodong Dechang Photovoltaic commenced operation in December 2017, with an installed capacity of 20 MW. We hold 100% of the equity interest in Zhaodong Dechang Photovoltaic.
Zhaodong Dechang Photovoltaic sells its electricity to Heilongjiang Electric Power Company.
Shuangyu Photovoltaic
Daqing Huaneng Shuangyu Solar Power Plant (“Shuangyu Photovoltaic”), in which we hold 100% equity interest, consists of Xinhua Photovoltaic, Donghai Photovoltaic and Shuangyu Photovoltaic. Xinhua Photovoltaic with an installed capacity of 20 MW, commenced commercial operation in June 2018. Donghai Photovoltaic and Shuangyu Photovoltaic, both with an installed capacity of 20 MW, commenced commercial operation in July 2018. Daqing Huaneng Shuangyu, Donghai Photovoltaic and Shuangyu Photovoltaic are located in Daqing city, Heilongjiang.
Power Plants in Jilin Province
Jiutai Power Plant
Huaneng Jiutai Power Plant ("Jiutai Power Plant") is located in the city of Changchun in Jilin Province. Jiutai Power Plant, including Phase I and Phase II, has an installed capacity of 1,340 MW and consists of two 670 MW coal-fired generating units which commenced operations in 2009. We hold 100% equity interest in Jiutai Power Plant.
The coal supply for Jiutai Power Plant is mainly obtained from Inner Mongolia Autonomous Region. Jiutai Power Plant typically stores 120,000 tons of coal on site. In 2018, Jiutai Power Plant obtained 74.5% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Jiutai Power Plant in 2018 was RMB406.78 (2017: RMB371.93) per ton.
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
The coal supply for Changchun Co-generation is mainly obtained from Inner Mongolia Autonomous Region. Changchun Co-generation typically stores 160,000 tons of coal on site. In 2018, Changchun Co-generation obtained 81.4% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Changchun Co-generation in 2018 was RMB392.76 (2017: RMB349.00) per ton.
Changchun Co-generation sells its electricity to Jilin Electric Power Company.
Nongan Biomass
Huaneng Nongan Biomass Power Plant ("Nongan Biomass") is located in the city of Changchun in Jilin Province. The installed capacity of Nongan Biomass is 25 MW and consists of one 25 MW generating unit, which commenced operation in December 2011. We hold 100% equity interest in Nongan Biomass.
Nongan Biomass also uses coal to meet part of its fuel needs. Nongan Biomass typically stores 40,000 tons of coal on site. The average coal purchase price for Nongan Biomass in 2018 was RMB254.88 (2017: RMB303.11 ) per ton.
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
Linjiang Jubao Photovoltaic sells its electricity to Jilin Electric Power Company.
Zhenlai Photovoltaic
Zhenlai Wind Power Photovoltaic Power Plant (“Zhenlai Photovoltaic”) is located in Baicheng city in Jilin Province. Zhenlai Photovoltaic commenced operation in June 2018, with an installed capacity of 20 MW. We hold 50% of the equity interest in Zhenlai Photovoltaic.
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
In 2018, Dalian Power Plant obtained 42.2% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Dalian Power Plant in 2018 was RMB550.27 (2017: RMB549.27) per ton.
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

In 2018, Dandong Power Plant obtained 27.6% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Dandong Power Plant in 2018 was RMB512.18 (2017: RMB528.38) per ton.
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
The coal supply for Yingkou Power Plant is mainly obtained from Shanxi Province. Yingkou Power Plant typically stores 400,000 tons of coal on site. In 2018, Yingkou Power Plant obtained 17.5% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Yingkou Power Plant in 2018 was RMB520.61 (2017: RMB540.89) per ton.
Yingkou Power Plant sells its electricity to Liaoning Electric Power Company.
Yingkou Co-generation
Huaneng Yingkou Co-generation Power Plant ("Yingkou Co-generation") is located in Yingkou City in Liaoning Province. Yingkou Co-generation has an installed capacity of 660 MW and consists of two 330 MW generating units which commenced operation in December 2009. We hold 100% equity interest in Yingkou Co-generation.
The coal supply for Yingkou Co-generation is mainly obtained from Inner Mongolia Autonomous Region. Yingkou Co-generation typically stores 140,000 tons of coal on site. In 2018, Yingkou Co-generation obtained 96.5% of its total consumption of coal from annual contracts. The average coal purchase price for Yingkou Co-generation in 2018 was RMB431.29 (2017: RMB411.04) per ton.
Yingkou Co-generation sells its electricity to Liaoning Electric Power Company.
Wafangdian Wind Power
Dalian Wafangdian Wind Power Plant ("Wafangdian Wind Power") is located in Dalian City in Liaoning Province. The installed capacity of phase I of Wafangdian Wind Power is 48 MW and consists of 24 turbines. It commenced operation in June 2011. We hold 100% equity interest in Wafangdian Wind Power.
Wafangdian Wind Power sells its electricity to Liaoning Electric Power Company.
Suzihe Hydropower
Liaoning Suzihe Hydropower Plant ("Suzihe Hydropower") is located in Liaoning Province. The installed capacity of Suzihe Hydropower is 37.5 MW and consists of three 12.5 MW generating units. Unit I (12.5 MW) of Suzihe Hydropower commenced operation in August 2012. We hold 100% equity interest in Suzihe Hydropower.
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
Yingkou Co-generation Photovoltaic sells its electricity to Liaoning Electric Power Company.
Yingkou Xianrendao Co-generation Power
Yingkou Xianrendao Co-generation Power Plant ("Yingkou Xianrendao Co-generation Power") is located in the city of Yingkou of Liaoning Provinces. Yingkou Xianrenao Co-generation Power commenced operation in March 2017, with two sets of generating units of 50 MW each. We hold 100% equity interest in Yingkou Xianrendao Co-generation Power. In 2018, Yingkou Xianrendao Co-generation Power obtained 65.5% of its total consumption of coal from annual contracts. The average coal purchase price for Yingkou Xianrendao Co-generation Power in 2018 was RMB459.81 (2017: RMB443.00) per ton.
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

Chaoyang Heiniuyingzi Photovoltaic sells its electricity to Liaoning Electric Power Company.
Power Plant in Inner Mongolia Autonomous Region
Huade Wind Power
Huaneng Huade Wind Power Plant ("Huade Wind Power") is located in Huade, Inner Mongolia Autonomous Region. Phase I of Huade Wind Power has an installed capacity of 49.5 MW and consists of 33 wind power turbines which commenced operation in 2009. Phase II of Huade Wind Power has an installed capacity of 49.5 MW and consists of 33 wind power turbines which commenced operation in June 2011. We hold 100% equity interest in Huade Wind Power.
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
In 2018, Shang'an Power Plant obtained 82.2% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Shang'an Power Plant in 2018 was RMB491.08 (2017: RMB486.86) per ton.
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
Zhuolu Dabao Wind Power sells its electricity to Hebei Electric Power Company.
Shang'an Dianchanghuichang Photovoltaic
Shang’an Dianchanhuichang 18 MW Photovoltaic Power Plant ("Shang'an Dianchanhuichang Photovoltaic") is located in the city of Shijiazhuang of Hebei Province. Shang'an Dianchanghuichang Photovoltaic commenced operation in December 2017, with an installed capacity of 17 MW. We hold 100% of the equity interest in Shang'an Dianchanhuichang Photovoltaic.
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
The coal supply for Pingliang Power Plant is obtained from local coal mines. Pingliang Power Plant typically stores 230,000 tons of coal on site. In 2018, Pingliang Power Plant obtained 100.0% of its coal supplies from annual contracts and the remainder from the open market. The average coal purchase price for Pingliang Power Plant in 2018 was RMB376.95 (2017: RMB356.70) per ton.
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
The coal supply for Beijing Co-generation is mainly obtained from Inner Mongolia Autonomous Region. Beijing Co-generation typically stores 165,000 tons of coal on site. In 2018, Beijing Co-generation obtained 83.0% of its total consumption of coal from annual contracts. The average coal purchase price for Beijing Co-generation in 2018 was RMB563.24 (2017: RMB529.61) per ton.
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
The coal supply for Yangliuqing Co-generation mainly obtained from Shanxi Province and Inner Mongolia Autonomous Region. Yangliuqing Co-generation typically stores 300,000 tons of coal on site. In 2018, Yangliuqing Co-generation obtained 67.7% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Yangliuqing Co-generation in 2018 was RMB510.49 (2017: RMB496.91) per ton.
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
The coal supply for Yushe Power Plant is obtained from several coal producers located mostly in Shanxi Province. Yushe Power Plant typically stores 500,000 tons of coal on site. In 2018, Yushe Power Plant obtained approximately 27.7% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Yushe Power Plant in 2018 was RMB307.31 (2017: RMB316.51) per ton.
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

Zuoquan Power Plant typically stores 200,000 tons of coal on site. In 2017, Zuoquan Power Plant obtained approximately 29.8% of its total consumption of coal from annual contracts and the remainders from the open market. The average coal purchase price for Zuoquan Power Plant in 2018 was RMB316.91 (2017: RMB348.06) per ton.
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
Yushe Photovoltaic sells its electricity to Shanxi Electric Power Company.
Yushe Fupin Photovoltaic
Yushe 10.5 MW Fupin Photovoltaic (“Yushe Fupin Photovoltaic”) is located in the city of Jinzhong of Shanxi Province. Yushe Fupin Photovoltaic commenced operation in August 2018, with an installed capacity of 10.5 MW. We hold 90% of the equity interest in Yushe Fupin Photovoltaic.
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
Dezhou Power Plant is approximately 200 km from Taiyuan, Shanxi Province, the source of the plant's coal supply. The plant is located on the Taiyuan-Shijiazhuang-Dezhou rail line, giving it access to transportation facilities for coal. Dezhou Power Plant typically stores 400,000 tons of coal on site. In 2018, Dezhou Power Plant obtained approximately 66.1% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Dezhou Power Plant in 2018 was RMB530.44 (2017: RMB525.39) per ton. The plant is connected to the main trunk rail line at Dezhou by a dedicated 3.5 km spur line owned by us.
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
In 2018, Jining Power Plant obtained approximately 43.8% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Jining Power Plant in 2018 was RMB587.09 (2017: RMB580.38) per ton.
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
The coal supply for Xindian Power Plant is obtained from several coal producers located mostly in Shanxi Province. Xindian Power Plant typically stores 250,000 tons of coal on site. In 2018, Xindian Power Plant obtained 20.6% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Xindian Power Plant in 2018 was RMB606.12 (2017: RMB608.35) per ton.
Xindian Power Plant sells its electricity to State Grid Shandong Electric Power Company.
Furuite Rooftop Photovoltaic
Furuite 6.3MW Photovoltaic Power Plant ("Furuite Photovoltaic") is located in the city of Zibo of Shandong Province. Furuite Photovoltaic commenced its operation in June 2017 and has an installed capacity of 6.3 MW. We hold 95% equity interest in Furuite Photovoltaic.
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
Weihai Power Plant Phase I consists of two 125 MW generating units (Units I and II), and Phase II consists of two 320 MW generating units (Units III and IV). Unit I began commercial operation in May 1994 and was shut down in December 2008, and Unit II began commercial operation in January 1995 and was shut down in November 2008. Unit III and Unit IV commenced operation in March and November 1998, respectively. Each of the Units III and IV was upgraded from 300 MW to 320 MW in January 2009. Weihai Power Plant Phase III consists of two 680 MW generating units which commenced operations in December 2012. The coal supply for Weihai Power Plant is obtained from Shanxi Province and Inner Mongolia. Weihai Power Plant typically stores 160,000 tons of coal on site. In 2018, Weihai Power Plant obtained approximately 72.8% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Weihai Power Plant in 2018 was RMB607.62 (2017: RMB573.98) per ton.
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
We hold 100% equity interest in Phase II of Rizhao Power Plant, which commenced operation in December 2008 and consists of two 680 MW supercritical coal-fired generating units. The coal supply for Phase II of Rizhao Power Plant is obtained from Shanxi Province. Phase II of Rizhao Power Plant typically stores 217,800 tons of coal on site. In 2018, Phase II of Rizhao Power Plant obtained 39.3% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Phase II of Rizhao Power Plant in 2018 was RMB615.83 (2017: RMB601.16) per ton.
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
The coal supply for Zhanhua Co-generation is mainly obtained from Inner Mongolia Autonomous Region. Zhanhua Co-generation typically stores 90,000 tons of coal on site. In 2018, Zhanhua Co-generation obtained 21.8% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Zhanhua Co-generation in 2018 was RMB579.37 (2017: RMB563.71) per ton.
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
The coal supply for Baiyanghe Power Plant is obtained from several coal producers located in the provinces of Shandong, Shanxi, Shaanxi and Inner Mongolia Autonomous Region. Baiyanghe Power Plant typically stores 125,300 tons of coal on site. In 2018, Baiyanghe Power Plant obtained 29.3% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Baiyanghe Power Plant in 2018 was RMB567.90 (2017: RMB551.56) per ton.
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
The coal supply for Jiaxiang Power Plant is obtained from several coal producers located in the Shandong Province. Jiaxiang Power Plant typically stores 115,300 tons of coal on site. In 2018, Jiaxiang Power Plant obtained 96.8% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Jiaxiang Power Plant in 2018 was RMB524.55 (2017: RMB535.62) per ton.
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
The coal supply for Jining Co-generation is obtained from several coal producers located in the Shandong Province. Jining Co-generation typically stores 10,600 tons of coal on site. In 2018, Jining Co-generation obtained 100.0% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Jining Co-generation in 2018 was RMB521.34 (2017: RMB501.70) per ton.
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
The coal supply for Qufu Co-generation is obtained from several coal producers located in the Shandong Province. Qufu Co-generation typically stores 34,100 tons of coal on site. In 2018, Qufu Co-generation obtained 100.0% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Qufu Co-generation in 2018 was RMB536.94 (2016: RMB544.29) per ton.
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
The coal supply for Huangtai Power Plant is obtained from several coal producers located in the provinces of Shandong, Shanxi, Shaanxi and Inner Mongolia Autonomous Region. Huangtai Power Plant typically stores 155,700 tons of coal on site. In 2018, Huangtai Power Plant obtained 35.3% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Huangtai Power Plant in 2018 was RMB611.30 (2017: RMB602.21) per ton.
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
The coal supply for Yantai Power Plant is obtained from Shanxi Province, Inner Mongolia Autonomous Region and partially imported coal. Yantai Power Plant typically stores 176,100 tons of coal on site. In 2018, Yantai Power Plant obtained 82.5% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Yantai Power Plant in 2018 was RMB603.47 (2017: RMB561.89) per ton.

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
The coal supply for Linyi Power Plant is obtained from several coal producers located in the provinces of Shandong, Shanxi, Shaanxi and Inner Mongolia Autonomous Region. Linyi Power Plant typically stores 249,000 tons of coal on site. In 2018, Linyi Power Plant obtained 29.6% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Linyi Power Plant in 2018 was RMB649.38 (2017: RMB639.79) per ton.
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
The coal supply for Jining Yunhe Power Plant is obtained from several coal producers located in the Shandong Province. Jining Yunhe Power Plant typically stores 50,900 tons of coal on site. In 2017, Jining Yunhe Power Plant obtained 84.8% of its total consumption of coal from annual contracts and the remainder from the open market from the open market. The average coal purchase price for Jining Yunhe Power Plant in 2018 was RMB555.42 (2017: RMB556.80) per ton.
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
The coal supply for Liaocheng Co-generation is obtained from several coal producers located in the provinces of Shandong, Shanxi, Shaanxi and Inner Mongolia Autonomous Region. Liaogcheng Co-generation typically stores 141,300 tons of coal on site. In 2018, Liaogcheng Co-generation obtained 21.7% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Liaogcheng Co-generation in 2018 was RMB568.97 (2017: RMB561.17) per ton.
Liaogcheng Co-generation sells its electricity to State Grid Shandong Electric Power Company.
Zhongtai Power Plant
Huaneng Taian Zhongtai Power Plant ("Zhongtai Power Plant") is located in the city of Taian in Shandong Province. Taian Power Plant currently has an aggregate installed capacity of 300 MW which consists of two 150 MW coal-fired generating units, which commenced operations in May and December 2007, respectively. We hold 80% equity interest in Taian Power Plant.

The coal supply for Zhongtai Power Plant is obtained from several coal producers located in the Shandong and Shanxi. Zhongtai Power Plant typically stores 103,600 tons of coal on site. In 2018, Zhongtai Power Plant obtained 30.3% of its total consumption of coal from annual contracts and the remainder from the open market from the open market. The average coal purchase price for Zhongtai Power Plant in 2018 was RMB454.71 (2017: RMB435.19) per ton.
Zhongtai Power Plant sells its electricity to State Grid Shandong Electric Power Company.
Laiwu Power Plant
Huaneng Laiwu Power Plant ("Laiwu Power Plant") is located in the city of Laiwu in Shandong Province. Laiwu Power Plant currently has an aggregate installed capacity of 2,000 MW which consists of two 1,000 MW coal-fired generating units, which commenced operations in December 2015 and November 2016, respectively. We hold 64% equity interest in Laiwu Power Plant.
The coal supply for Laiwu Power Plant is obtained from several coal producers located in the provinces of Shandong, Shanxi, Shaanxi and Inner Mongolia Autonomous Region. Laiwu Power Plant typically stores 246,600 tons of coal on site. In 2018, Laiwu Power Plant obtained 16.4% of its total consumption of coal from annual contracts and the remainder from the open market from the open market. The average coal purchase price for Laiwu Power Plant in 2018 was RMB636.96 (2017: RMB645.56) per ton.
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
Weihai Haibu Photovoltaic sells its electricity to State Grid Shandong Electric Power Company.
Jining Weishan Zhaozhuang Photovoltaic
Jining Weishan Zhaozhuang 80MW Photovoltaic Power Plant ("Jining Weishan Zhaozhuang Photovoltaic") is located in the city of Jining of Shandong Province. Jining Weishan Zhaozhuang Photovoltaic commenced its operation in December 2017 and has an installed capacity of 80MW. We hold 40% equity interest in Jining Weishan Zhaozhuang Photovoltaic.
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
The coal supply for Qinbei Power Plant is obtained from Shanxi Province. Qinbei Power Plant typically stores 270,000 tons of coal on site. In 2018, Qinbei Power Plant obtained 37.5% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Qinbei Power Plant in 2018 was RMB546.80 (2017: RMB538.13) per ton.
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
The coal supply for Luoyang Co-generation is obtained from Henan and Shaanxi. Luoyang Co-generation typically stores 120,000 tons of coal on site. In 2018, Luoyang Co-generation obtained 49.7% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Luoyang Co-generation in 2018 was RMB522.17 (2017: RMB535.13) per ton.
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
The coal supply for Mianchi Co-generation is obtained from Yima Coal Group which has mining operations in Henan, Qinghai, Shanxi, Tibet and Inner Mongolia. Mianchi Co-generation typically stores 20,000 tons of coal on site. In 2018, Mianchi Co-generation obtained 85.5% of its total consumption of coal from annual contracts. The average coal purchase price for Luoyang Co-generation Power Plant in 2018 was RMB448.69 (2017: RMB413.22) per ton.
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
Qinbei Dianchanghuichang Photovoltaic sells its electricity to Henan Electric Power Company.
Tangyin Wind Power
Tangyin Wind Power is located in Anyang City of Henan Province. The project has an installed capacity of 151.8 MW, consisting of 69 2MW wind turbines, which commenced operation in December 2018. We hold 100% equity interest in this plant.
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

In 2018, Nantong Power Plant obtained 54.7% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Nantong Power Plant in 2018 was RMB516.52 (2017: RMB507.93) per ton.
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
In 2018, Nanjing Power Plant obtained approximately 80.0% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Nanjing Power Plant in 2018 was RMB623.28 (2017: RMB608.51) per ton.
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
The coal supply for Taicang Power Plant is primarily from Shenhua in Inner Mongolia and Datong in Shanxi Province. Taicang Power Plant typically stores 350,000 tons of coal on site. In 2018, Taicang Power Plant obtained approximately 47.0% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Taicang Power Plant in 2018 was RMB491.97 (2017: RMB497.05) per ton.
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

The coal supply for the Huaiyin Power Plant is primarily from Anhui Province, Henan Province and Shanxi Province. Huaiyin Power Plant typically stores 180,000 tons of coal on site. In 2018, Huaiyin Power Plant obtained approximately 47.9% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Huaiyin Power Plant in 2018 was RMB619.22 (2017: RMB591.79) per ton.
Huaiyin Power Plant sells its electricity to Jiangsu Electric Power Company.
Jinling Power Plant
Huaneng Nanjing Jinling Power Plant ("Jinling Power Plant") is located in Nanjing, Jiangsu. Jinling Power Plant (CCGT) consists of two 390 MW gas-fired generating units, which commenced operation in December 2006 and March 2007, respectively. We hold 60% equity interest in Jinling Power Plant (CCGT). The gas supply for Jinling Power Plant (CCGT) is transported through the pipeline of "West-East Gas Transport Project."
Jinling Power Plant (Coal-fired) consists of two 1,030 MW domestic ultra-supercritical coal-fired generating units, which commenced operation in December 2009 and August 2012, respectively. We hold 60% equity interest in Phase I and Phase II of Jinling Power Plant (Coal-fired). The coal supply for Jinling Power Plant (Coal-fired) is primarily from Shanxi Province and Inner Mongolia Autonomous Region. Jinling Power Plant (Coal-fired) typically stores 300,000 tons of coal on site. In 2018, Jinling Power Plant (Coal-fired) obtained approximately 57.9% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Jinling Power Plant (Coal-fired) in 2018 was RMB538.15 (2017: RMB543.80) per ton.
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
Qidong Wind Power Plant sells its electricity to Jiangsu Electric Power Company.
Jinling CCGT Co-generation
Jinling CCGT Co-generation is located in Nanjing, Jiangsu. The plant comprises of two 191 MW class (E grade) combined cycle gas turbine cogeneration units and the corresponding support facilities. The two units commenced operation in April 2013 and May 2013, respectively. We hold 51% equity interest in Jinling CCGT Co-generation. The gas supply for this plant is transported through the pipeline of "West-East Gas Transport Project."
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
The coal supply for Suzhou Co-generation is obtained from Shanxi, Inner Mongolia and partially imported coal. Suzhou Co-generation typically stores 30,000 tons of coal on site. In 2018, Suzhou Co-generation obtained 56.0% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Suzhou Co-generation in 2018 was RMB590.35 (2017: RMB551.67) per ton.
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
Nanjing Chemical Industry Park Co-generation typically stores 60,000 tons of coal on site. In 2018, Nanjing Co-generation obtained 95.9% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Nanjing Chemical Industry Park Co-generation in 2018 was RMB613.77 (2017: RMB588.20) per ton.
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
In 2018, Guanyun Co-generation Power obtained 100.0% of its total consumption of coal from annual contracts. The average coal purchase price for Guanyun Co-generation Power in 2018 was RMB670.30 per ton.
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
Rudong Offshore Wind Power sells its electricity to Jiangsu Electric Power Company.
Yizheng Wind Power
Yicheng Wind Power ("Yicheng Wind Power") is located in the city of Yizheng of Jiangsu Province. It has an installed capacity of 60 MW, consisting of 21 wind power turbines of 2.2 MW each and 6 wind power turbines of 2.3 MW each, which commenced operation in December 2017 and July 2018, respectively. We hold 100% equity interest in Yizheng Wind Power.
Yizheng Wind Power sells its electricity to Jiangsu Electric Power Company.
Taicang Dianchanghuichang Photovoltaic
Taicang Dianchanghuichang 40MW Photovoltaic Power Plant ("Taicang Dianchanghuichang Photovoltaic") is located in the city of Taicang of Jiangsu Province. Taicang Dianchanghuichang Photovoltaic commenced its production of 40MW in April 2017 and commenced its production of 10 MW in June 2018, respectively. We hold 75% equity interest in Taicang Dianchanghuichang Photovoltaic.
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
Guanyun Photovoltaic sells its electricity to Jiangsu Electric Power Company.
Huaiyin Dianchang Photovoltaic
Huaiyin Dianchang Photovoltaic is located in Huaian City of Jiangsu Province. Huaiyin Dianchang Photovoltaic commenced its operation in June 2018 and has an installed capacity of 30 MW. We hold 100% equity interest in Huaiyin Dianchang Photovoltaic.
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
The coal supply for Shidongkou I is primarily from Shanxi Province, Anhui Province and Henan Province. Shidongkou I Power Plant typically stores 150,000 tons of coal on site. In 2018, Shidongkou I obtained 59.2% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Shidongkou I in 2018 was RMB447.03 (2017: RMB447.81) per ton.
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
In 2018, Shidongkou II obtained 61.5% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Shidongkou II in 2018 was RMB503.58 (2017: RMB471.49) per ton.
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
The gas supply for Shanghai CCGT is transported through the pipeline of "West-East Gas Transport Project." Shanghai CCGT generates electricity during the peak load periods and sells its electricity to State Grid Shanghai Municipal Electric Power Company.
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
The coal supply for Luohuang Power Plant is obtained from Chongqing Municipality. Luohuang Power Plant typically stores 450,000 tons of coal on site. In 2018, Luohuang Power Plant obtained 99.9% of its coal supplies from annual contracts and the remainder from the open market. The average coal purchase price for Luohuang Power Plant in 2018 was RMB550.64 (2017: RMB584.09) per ton.
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
Liangjing CCGT sells its electricity to State Grid Chongqing Municipal Electric Power Company.
Fengjie Jinfengshan Wind Power
Fengjie Jinfengshan Wind Power is located in Fengjie County of Chongqing Municipality. Fengjie Jinfengshan Wind Power commenced its operation in December 2018 and has an installed capacity of 110 MW, consisting of 55 2MW wind turbines. We hold 100% equity interest in Fengjie Jinfengshan Wind Power.
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
The coal supply for Yuhuan Power Plant is primarily obtained from Shanxi Province and Inner Mongolia Autonomous Region. Yuhuan Power Plant typically stores 500,000 tons of coal on site. In 2018, Yuhuan Power Plant obtained 56.2% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Yuhuan Power Plant in 2018 was RMB631.29 (2017: RMB632.40) per ton.
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
The coal supply for Changxing Power Plant is primarily obtained from Inner Mongolia, Hebei and partially imported coal. Changxing Power Plant typically stores 150,000 tons of coal on site. In 2018, Changxing Power Plant obtained 50.4% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Changxing Power Plant in 2018 was RMB620.99 (2017: RMB602.20) per ton.
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
Changxing Hongqiao Photovoltaic
Changxing Hongqiao PhotovoltaicPower Project ("Changxing Hongqiao Photovoltaic") is located in Changxing Country of Zhejiang Province. It commenced operation in September 2016, with an installed capacity of 30 MW. We hold 100% equity interest in this project.
Huzhou Distributed Photovoltaic
Huzhou Distributed PhotovoltaicPower Project ("Huzhou Distributed Photovoltaic") is located in the city of Huzhou of Zhejiang Province. It commenced operation in June and December 2017, with an installed capacity of 20 MW. We hold 100% equity interest in Huzhou Distributed Photovoltaic.
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
The coal supply for Yueyang Power Plant is obtained from Datong in Shanxi Province. Yueyang Power Plant typically stores 500,000 tons of coal on site. In 2018, Yueyang Power Plant obtained 43.0% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Yueyang Power Plant in 2018 was RMB702.09 (2017: RMB642.12) per ton.
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
In 2018, Wuhan Power Plant obtained 64.3% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Wuhan Power Plant in 2018 was RMB691.71per ton.
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
The coal supply for Jingmen Co-generation is obtained from Shaanxi and Gansu. Jingmen Co-generation typically stores 90,000 tons of coal on site. In 2018, Jingmen Co-generation obtained 59.7% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Jingmen Co-generation in 2018 was RMB645.38 (2017: RMB615.65) per ton.
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
The coal supply for Yingcheng Co-generation is obtained from Shanxi and Shaanxi.Yingcheng Co-generation typically stores 50,000 tons of coal on site. In 2018, Yingcheng Co-generation obtained 74.4% of its total consumption of coal from the open market. The average coal purchase price for Yingcheng Co-generation in 2018 was RMB680.05 (2017: RMB722.85) per ton.
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
Jieshan Wind Power sells its electricity to Hubei Electric Power Company.
Zhongxiang Hujiawan Wind Power
Zhongxiang Hujiawan Wind Power ("Zhongxiang Hujiawan Wind Power") is located in the city of Jingmen of Hubei Province. Zhongxiang Hujiawan Wind Power commenced operation in December 2017 and August 2018, with an installed capacity of 24 MW and 126 MW, respectively, consisting of totally 75 wind power turbines of 2 MW each. We hold 100% equity interest in this plant.
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
The coal supply for Jinggangshan Power Plant is obtained from Henan Province, Anhui Province and Jiangxi Province. Jinggangshan Power Plant typically stores 255,000 tons of coal on site. In 2018, Jinggangshan Power Plant obtained 49.6% of its total coal consumption from annual contracts and the remainder from the open market. The average coal purchase price for Jinggangshan Power Plant in 2018 was RMB752.45 (2017: RMB730.52) per ton.
Jinggangshan Power Plant sells its electricity to Jiangxi Electric Power Company.
Jianggongling Wind Power
Jianggongling Wind Power Plant ("Jianggongling Wind Power") is located in Jiujiang Municipality of Jiangxi Province. Jianggongling Wind Power commenced operation in December 2014 (Phase I), with an installed capacity of 48 MW, consisting of 24 wind power turbine of 2 MW, and in December 206 (Phase II), with an installed capacity of 26 MW, consisting of 13 wind power turbines of 2 MW. We hold 100% equity interest in the Jianggongling Wind Power.
Ruijin Power Plant
Huaneng Ruijin Power Plant ("Ruijin Power Plant") is located in Ruijin City in Jiangxi Province. Ruijin Power Plant has an installed capacity of 700 MW and consists of two 350 MW coal-fired generating units which commenced operation in 2008. We hold 100% equity interest in Ruijin Power Plant. We acquired the power plant in January, 2015 from HIPDC.
The coal supply for Ruijin Power Plant is obtained from Shanxi, Shaanxi, and partially imported coal. Ruijin Power Plant typically stores 110,000 tons of coal on site. In 2018, Ruijin Power Plant obtained 32.4% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Ruijin Power Plant in 2018 was RMB754.04 (2017: RMB713.93) per ton.
Ruijin Power Plant sells its electricity to Jiangxi Electric Power Company.
Anyuan Power Plant
Anyuan Power Plant "Replacing Small Units with Large Ones" Project ("Anyuan Power Plant") is located at Pingxiang City of Jiangxi Province. The plant has a total installed capacity of 1,320 MW, consisting of two ultra-supercritical units with second reheat cycle of 660 MW each. Anyuan Power Plant is the first project equipped with 660MW ultra supercritical unit with second reheat cycle. We acquired 100% equity interest in the power plant in January 2015.
The coal supply for Anyuan Power Plant is obtained from Gansu and Shanxi. Ruijin Power Plant typically stores 130,000 tons of coal on site. In 2018, Anyuan Power Plant obtained 48.9% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Ruijin Power Plant in 2018 was RMB699.12 (2017: RMB665.70) per ton.
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
Linghuashan Wind Power sells its electricity to Jiangxi Electric Power Company.
Gaolongshan Wind Power
Gaolongshan Wind Power is located in the city of Ji’an of Jiangxi Province. Gaolongshan Wind Power has a total installed capacity of 80 MW, consisting of 28 wind turbines of 2.2 MW each and 8 wind turbines of 2.3 MW each, which commenced operation in November 2018. We hold 100% equity interest in Gaolongshan Wind Power.
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
The coal supply for Chaohu Power Plant is obtained from Shandong and Gansu. Chaohu Power Plant typically stores 110,000 tons of coal on site. In 2018, Chaohu Power Plant obtained 59.1% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Chaohu Power Plant in 2018 was RMB645.84 (2017: RMB617.03) per ton.
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
In 2018, the Fuzhou Power Plant obtained 61.0% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Fuzhou Power Plant in 2018 was RMB563.21 (2017: RMB561.28) per ton.
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
In 2018, the Shantou Power Plant obtained 26.0% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Shantou Power Plant in 2018 was RMB584.24 (2017: RMB585.02) per ton.
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
The coal supply for Haimen Power Plant is mainly imported from Indonesia. Haimen Power Plant typically stores 400,000 tons of coal on site. In 2018, Haimen Power Plant obtained 59.5% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Haimen Power Plant in 2018 was RMB596.47 (2017: RMB611.14) per ton.
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
The coal supply for Diandong Energy is mainly obtained from Yunnan and Guizhou Provinces. Diandong Energy typically stores 1,200,000 tons of coal on site. In 2018, Diandong Energy obtained none of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Diandong Energy in 2018 was RMB540.19 (2017: RMB583.82) per ton.
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
The coal supply for Yuwang Energy is mainly obtained from Yunnan and Guizhou Provinces. Yuwang Energy typically stores 600,000 tons of coal on site. In 2018, Yuwang Energy obtained 7.5% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price of coal for Yuwang Energy in 2018 was RMB507.68 (2017: RMB455.69) per ton.
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
The coal supply for Haikou Power Plant is mainly obtained from Inner Mongolia, Shanxi, and partially imported coal. Haikou Power Plant typically stores 120,000 tons of coal on site. In 2018, Haikou Power Plant obtained 33.6% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price of coal for Haikou Power Plant in 2018 was RMB515.21 (2017: RMB498.76) per ton.
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
The coal supply for Dongfang Power Plant is mainly obtained from Shanxi and partially imported coal. Dongfang Power Plant typically stores 160,000 tons of coal on site. In 2018, Dongfang Power Plant obtained 38.2% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price of coal for Dongfang Power Plant in 2018 was RMB514.48 (2017: RMB502.22) per ton.
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
Dongfang Photovoltaic sells its electricity to Hainan Electric Power Company.
Chengmai Photovoltaic
Chengmai Photovoltaic Power Plant ("Chengmai Photovoltaic") is located in the county of Chengmai of Hainan Province. Chengmai Photovoltaic has an installed capacity of 25 MW and 40 MW which commenced operation in June 2017 and September 2018, respectively. We hold 91.8% equity interest in Chengmai Photovoltaic.
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
Power Plant in Pakistan
Sahiwal Power Plant
Sahiwal Power Plant is located near the city of Sahiwal in Punjab Province. It commenced operation of two 660 MW coal-biomass fired steam turbines in 2017. We indirectly hold 40% equity interest in Sahiwal Power Plant.
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
Since 2002, we have been facing competition from four other major power generation groups: China Datang Corporation Ltd., China Huadian Power Corporation, CHN Energy (established through the merge of China Guodian Corporation and Shenhua Group Corporation Limited)  and State Power Investment Corporation (formerly known as China Power Investment Corporation), which were created following the break-up of the former State Electric Corporation in 2002.
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
In 2016, China National Energy Administration issued Guidelines on Improving Clean Energy Consumption and Distribution in Northern China, Notice on Issuing the Measures for the Administration of the Guaranteed Buyout of Electricity Generated by Renewable Energy Resources, Pilot Program of Local Clean Energy Consumption and Distribution inGansu, Inner Mongolia and Jilin, and Provisionary Measures for Priority Dispatch of Renewable Peaking Power Generation Units, which require an improvement on clean energy consumption and distribution.
In 2017, NDRC and NEA issued Circular on Orderly Opening Up the Electricity Generation and Consumption Plans,  Interim Measures for Guaranteeing the Safe Consumption of Nuclear Power, Pilot Rules on Inter-regional Spare Renewable Energy Electricity Power Stock Trading, Circular on the Establishment of Pilot Electricity Power Stock Exchange, Circular on Promoting Hydropower Consumption in Southwest China, and Solutions to Abandoning Hydro, Wind and Solar Energy, to promote the development of the power stock exchange and renewable power consumption and emphasize the low-carbon energy scheduling.
In 2018, NDRC and NEA issued Circular on Promoting the Capability to Adjust the Power System and Plan for Consumption of Clean Energy (2018-2020), Circular on the Renewable Power Quota System and Notice on Actively Promoting Market-oriented Power Exchange and Further Improving the Trading Mechanism to futher promote the consumption of renewable energy and increase the utilization rate of the renewable energy. From 2018, users from coal, steel, non-ferrous metal and construction materials industries, among others, shall participate in the market-oriented power exchange process instead of applying the catalog price. Users are encouraged to negotiate with power generating enterprises to establish the “baseline with floating adjustment” pricing mechanism.
Competition and Dispatch in Singapore
Following the introduction of LNG into Singapore, new players as well as incumbents have invested in new gas-fired generating capacities to compete in the Singapore electricity market. Tuas Power competes in the NEMS using its portfolio of gas-fired, coal-biomass fired and oil-fired generating units. It was able to maintain a market share of approximately 21.1% in the NEMS for 2018. Its major competitors include Senoko Energy (formerly Senoko Power) which is owned by a Japanese/French consortium led by Marubeni Group, YTL PowerSeraya that is owned by YTL Group of Malaysia, SembCorp Cogen and Keppel Merlimau Cogen and PacificLight Power Pte Ltd. A new entrant, Tuaspring, entered the market in 2015. In 2017, ExxonMobil and Singapore Refining Company introduced additional capacity of 158MW. Tuas Power's portfolio of generating units allows it to maintain its leadership position in Singapore's power industry.
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
Environmental Regulation
We are subject to the PRC Environmental Protection Law, and relevant laws and regulations (collectively the "National Environmental Laws") and the environmental rules promulgated by the Local Governments in whose jurisdictions our various power plants are located (the "Local Environmental Rules"). According to the National Environmental Laws, the Ministry of Ecology and Environment sets national environmental protection standards and local environmental protection bureaus may set stricter local standards. Enterprises are required to comply with the stricter of the two standards.
At present, new projects are subject to the environmental evaluation approval. The project proposal is required to be submitted to the Ministry of Ecology and Environment for approval, save for those projects can be approved by local governments.
Effective July 1, 2003, all power plants in China became subject to the pollutant discharge levy system, pursuant to which discharge fees are levied based on the actual amount of pollutants discharged. In 2016, 2017 and 2018, we paid to the local governments total discharge fees of approximately RMB372 million, RMB308 million and RMB62 million, respectively. In 2018, the Environmental Protection Tax Law of People’s Republic of China came into effect, and all of our plants have been paying the environmental protection tax since. Under the Environmental Protection Tax Law, the unit tax(fee) rates rise significantly in various regions. We took the low emission modification and other measures and actively sought tax deduction treatments, which helped us to cut our environmental protection tax liabilies in the amount of RMB50 million.
In 2011, the PRC Government promulgated a New Emission Standards of Air Pollutants for Thermal Power Plants, which implement more stringent standards on discharge of polluting substances by thermal power plants. These restrictive standards govern both the total sulfur dioxide and nitrous oxide emissions from the power plant and the emission density of each chimney.
In September 2013, the State Council issued the Air Pollution Prevention Action Plan (the "Plan"), setting forth stricter requirements for air pollution prevention and control. Local government departments have released local rules and regulations under the Plan, some of which require higher emission standards than the national ones. Carbon emission trading has been conducted in certain regions on a trial basis and could be gradually introduced to an expanded market in the future. On July 1, 2014, the new pollutants emission standards for thermal power plants and the dust emission standards in key regions will also come into effect. In September 2014, the NDRC, the Ministry of Ecology and Environment and China National Energy Administration jointly issued the 2014-2020 Action Plan for Energy Saving, Emission Reduction and Renovation of Coal-fired Generation Units, imposing more strict requirements for efficient and clean development of coal-fired generating plants. In December 2016, the State Council issued the Comprehensive Work Plan for Conserving Energy and Reducing Emissions for the 13th Five-Year, putting forward new goals and requirements for energy saving and emission reduction. All of our plants in east coastal regions have completed the renovation.
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
In order to reduce fly ash, we use very high-efficiency electrostatic precipitators and conduct efficiency improvement and renovations according to increasingly strict state and local emission standards. Each power plant is also equipped with a wastewater treatment facility to treat water used by the power plant before it is released into the river or the sea. We pay discharge fees on the basis of measurements made at discharge points of each plant where waste is released. All of the disposal equipment and facilities for sulfur dioxide, nitrogen oxides, smoke dust, wastewater and noise in our existing power plants completely satisfy the existing national standards.

In addition, according to the State's plan of implementing ultra-low emission of coal-fired generating units, the Company has carried out technological upgrades as planned for all coal-fired generating units in 2018, completing the task required by the State early.
We believe we have implemented systems that are adequate to control environmental pollution caused by our facilities. In addition to the measures identified above, each power plant has its own environment protection staff responsible for monitoring and operating the environmental protection equipment. The environmental protection departments of the local governments monitor the level of emissions, sometimes through online monitoring devices recognized by such local governments, and base their fee assessments on the results of their tests.
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
TMUC
TMUC utilizes an efficient cogeneration process where up to 80% of the useful energy from the plant is used to produce steam for industrial customers and the remaining energy is converted to electricity for internal use and transmission to the national grid. In 2018, the energy split between heat and power is 48% and 52% respectively, and the overall plant efficiency averaged at 61%.

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
Insurance
We currently maintain property all-risks insurance and machinery-breakdown insurance for all of our power plants, and construction all-risks insurance or erection all-risks insurance for all of our newly built and expansion projects as well as large-scaled upgrading projects. Our current insurance coverage on our property, plant and equipment (including construction all-risk insurance) is mainly maintained with Yongcheng Property and Casualty Insurance Company, which amounted to approximately RMB571.27 billion. In 2018, we renewed the liabilities insurance for our directors and officers with coverage of US$10 million.
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
Tuas Power purchases key insurance policies, such as industrial all-risks insurance (including business interruption insurance coverage), public and products liability insurance, directors' and officers' liability insurance, pollution legal liability insurance and marine cargo insurance. Total insured value under the industrial all-risks insurance is US$3.0 billion for 2019.
ITEM 4A	UNRESOLVED STAFF COMMENTS
None.
ITEM 5	OPERATING AND FINANCIAL REVIEWS AND PROSPECTS
A.	General
The principal activities of the Company are development in and construction, operation and management of power plants in China. The Company provides consistent and reliable electricity supply to customers through grid operators where its operating plants are located. The Company is committed to scientific development through increasing economic efficiency, enhancing returns for shareholders, conserving resources and protecting the environment. The Company also attaches importance to social responsibilities and makes an active contribution to the building of a harmonious society.
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
In 2018, the Company proactively adapted to the changes in the market and anticipated the dynamics of the reforms in national economy and power market system to promptly realign our operating strategy. Throughout the year, we maintained stable operation of safe and clean production, constantly optimised the power structure, realised increases in both quantity and price in power generation, achieved excellent marketing results, effectively controlled the fuel cost, and steadily carried out capital operation. As a result, we have satisfactorily achieved our annual business objectives and maintained our leading position in the industry.
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
2018
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
Business combination
For the business combinations undertaken by the Company and its subsidiaries, the Company recognises the assets acquired and the liabilities assumed based on their estimated fair value on the date of acquisition. Any excess of purchase consideration over the estimated fair values of acquired identifiable net assets is recorded goodwill. The contingent consideration of the Company in the business combination is recognised as a financial asset at fair value through profit or loss (included in other non-current assets and other receivables and assets).
The Company makes judgements and estimates in relation to the fair value allocation of the purchase price and the contingent consideration from business combination. The fair value of acquired assets and assumed liabilities and the contingent consideration are determined using valuation techniques. Estimating the fair value assigned to each class of acquired assets and assumed liabilities and the contingent consideration are based on expectations and assumptions, in particular in relation to the future sales volumes and the related revenue growth rate, future on-grid tariffs, future capital expenditure, future fuel prices, future other operating costs and the discount rates applied.
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
New accounting pronouncements
For a detailed discussion of new accounting pronouncements, see Note 2(ag) to the Financial Statements.
B.	Operating results
Our financial statements are prepared under IFRS as issued by IASB. The following management's discussion and analysis is based on the financial information prepared under IFRS.
Year ended December 31, 2018 compared with year ended December 31, 2017

	For the Year Ended December 31,
			Increased/
	2018	2017 (Note)	(Decreased)
	RMB'000	RMB'000%
Operating revenue	169,550,624	152,459,444	11.21
Tax and levies on operations	(1,788,998)	(1,376,312)	29.98
Operating expenses
Fuel	(105,736,173)	(92,737,304)	14.02
Maintenance	(4,393,335)	(4,347,723)	1.05
Depreciation	(20,466,423)	(20,180,830)	1.42

	For the Year Ended December 31,
			Increased/
	2018	2017 (Note)	(Decreased)
	RMB'000	RMB'000%
Labor	(11,845,280)	(10,590,084)	11.85
Service fees on transmission and transformer facilities of HIPDC	(96,721)	(95,894)	0.86
Purchase of electricity	(4,678,431)	(3,787,032)	23.54
Others	(10,430,998)	(10,160,875)	2.66
Total operating expenses	(157,647,361)	(141,899,742)	11.10
Profit from operations	10,114,265	9,183,390	10.14
Interest income	234,604	198,906	17.95
Financial expenses, net
Interest expense	(10,486,412)	(9,749,004)	7.56
Exchange (loss) / gain and bank charges , net	(160,899)	144,359	(211.46)
Total financial expenses, net	(10,647,311)	(9,604,645)	10.86
Share of profits less losses of associates and joint ventures	1,823,415	425,215	328.82
Gain on fair value changes of financial assets / liabilities	726,843	856,786	(15.17)
Other investment (loss) / income	(278,669)	1,742,081	(116.00)
Profit before income tax expense	1,973,147	2,801,733	(29.57)
Income tax expense	(643,173)	(1,217,526)	(47.17)
Net Profit	1,329,974	1,584,207	(16.05)
Attributable to:
-Equity holders of the Company	734,435	1,579,836	(53.51)
-Non-controlling interests	595,539	4,371	13,524.78
Note: The Company and its subsidiaries have initially applied IFRS 15 and IFRS 9 at January 1, 2018. Under the transition methods chosen, comparative information is not restated. See Note 2(b) to Financial Statements.
Total power generated by the Company’s domestic operating power plants for the year on consolidated basis amounted to 430.457 billion kWh, representing an increase of 9.12% year-on-year. The electricity sold amounted to 405.943 billion kWh, representing an increase of 9.30% year-on-year.  The increase in the Company’s power generation for the year was mainly attributable to the following reasons: (i) the growth of the national total electricity consumption was greater than anticipated at the beginning of the year, especially the electricity consumption by the tertiary industry and urban and rural residents maintained at a double-digit growth; (ii) affected by factors such as increased demand and reduced water supply, the Company’s thermal power utilization hours rebounded significantly; and (iii) the new gas turbine, wind-power and photovoltaic units contributed to the growth of power generation.
The annual average utilization hours of the Company's domestic power plants reached 4,208 hours. In most of the areas where the Company's coal-fired power plants are located, the utilization hours of the Company were in a leading position within those areas.
The power generation of the Company's domestic power plants for the year ended December 31, 2018 is listed below (in billion kWh):
	Power Generation		Electricity Sold
Region	2018	Change	2018	Change
Heilongjiang Province	13.398	1.72%	12.562	1.97%
Coal-fired	12.282	0.26%	11.466	0.47%
Wind-power	1.039	12.74%	1.021	12.50%
PV	0.077	–	0.076	–
Jilin Province	10.053	16.94%	9.504	17.18%
Coal-fired	8.743	17.40%	8.243	17.61%
Wind-power	0.975	13.39%	0.949	13.58%
Hydro-power	0.076	21.38%	0.074	20.91%
PV	0.039	231.73%	0.038	231.41%
Biomass power	0.220	2.40%	0.199	3.23%

	Power Generation		Electricity Sold
Region	2018	Change	2018	Change
Liaoning Province	19.548	-0.79%	18.168	-1.23%
Coal-fired	18.984	-1.40%	17.612	-1.87%
Wind-power	0.350	5.02%	0.348	5.07%
Hydro-power	0.059	50.06%	0.058	49.80%
PV	0.155	95.97%	0.151	93.96%
Inner Mongolia	0.243	6.38%	0.240	6.39%
Wind-power	0.243	6.38%	0.240	6.39%
Hebei Province	13.423	0.17%	12.601	0.13%
Coal-fired	13.125	-0.05%	12.315	-0.23%
Wind-power	0.241	5.36%	0.231	13.54%
PV	0.057	43.20%	0.055	46.22%
Gansu Province	11.820	18.97%	11.220	19.19%
Coal-fired	9.819	17.84%	9.273	17.90%
Wind-power	2.000	24.88%	1.947	25.78%
Ningxia	0.022	111.02%	0.021	115.47%
PV	0.022	111.02%	0.021	115.47%
Beijing	8.521	37.98%	8.086	45.39%
Coal-fired	1.692	26.36%	1.499	28.90%
Combined Cycle	6.829	41.20%	6.588	49.74%
Tianjin	7.504	3.18%	7.042	2.93%
Coal-fired	5.793	2.39%	5.380	2.09%
Combined Cycle	1.708	5.84%	1.659	5.64%
PV	0.003	111.87%	0.003	112.26%
Shanxi Province	10.916	11.24%	10.196	11.00%
Coal-fired	8.807	25.19%	8.143	25.36%
Combined Cycle	2.033	-25.88%	1.977	-25.89%
PV	0.076	116.85%	0.076	242.30%
Shandong Province	97.700	9.20%	91.654	9.39%
*Coal-fired	96.481	8.59%	90.491	8.81%
*Wind-power	0.835	89.49%	0.785	78.58%
PV	0.384	105.94%	0.378	104.27%
Henan Province	27.074	21.89%	25.516	21.93%
Coal-fired	25.201	21.90%	23.689	21.83%
Combined Cycle	1.750	22.90%	1.712	22.86%
Wind-power	0.098	15.29%	0.090	17.28%
PV	0.025	98.97%	0.025	98.90%
Jiangsu Province	42.653	-0.21%	40.445	-0.02%
Coal-fired	34.804	-4.45%	32.762	-4.75%
Combined Cycle	6.009	15.59%	5.892	17.61%
Wind-power	1.747	62.49%	1.701	69.37%
PV	0.093	110.43%	0.090	107.50%

	Power Generation		Electricity Sold
Region	2018	Change	2018	Change
Shanghai	18.180	-1.64%	17.185	-1.74%
Coal-fired	16.325	-3.60%	15.373	-3.78%
Combined Cycle	1.855	19.69%	1.813	19.78%
Chongqing	9.951	16.32%	9.224	16.31%
Coal-fired	8.558	15.84%	7.873	16.01%
Combined Cycle	1.360	15.79%	1.327	16.01%
Wind-power	0.032	–	0.024	–
Zhejiang Province	27.090	-1.81%	26.002	-1.83%
Coal-fired	26.356	-2.71%	25.281	-2.76%
Combined Cycle	0.674	50.05%	0.660	50.73%
PV	0.062	24.66%	0.061	23.79%
Hubei Province	17.519	18.89%	16.386	18.46%
Coal-fired	16.736	18.31%	15.674	18.61%
Wind-power	0.458	75.31%	0.396	38.24%
Hydro-power	0.303	-9.85%	0.294	-9.53%
PV	0.022	271.80%	0.022	269.60%
Hunan Province	11.410	22.58%	10.696	22.81%
Coal-fired	10.509	23.98%	9.808	24.33%
Wind-power	0.545	2.54%	0.539	2.52%
Hydro-power	0.325	13.95%	0.319	14.04%
PV	0.032	98.30%	0.031	93.50%
Jiangxi Province	21.106	6.59%	20.188	6.73%
Coal-fired	20.720	6.10%	19.812	6.12%
Wind-power	0.385	41.32%	0.376	53.35%
Anhui Province	6.151	3.59%	5.873	3.45%
Coal-fired	5.776	1.09%	5.506	0.94%
Wind-power	0.298	136.37%	0.290	133.56%
Hydro-power	0.077	-22.01%	0.077	-22.07%
Fujian Province	12.495	20.37%	11.800	20.52%
Coal-fired	12.482	20.34%	11.787	20.44%
PV	0.012	69.23%	0.012	199.78%
Guangdong Province	25.648	19.58%	24.539	19.76%
Coal-fired	25.626	19.61%	24.517	19.78%
PV	0.022	-1.37%	0.022	-1.33%
Guangxi Province	0.339	1052.18%	0.325	–
Combined Cycle	0.339	1052.18%	0.325	–
Yunnan Province	4.450	20.66%	4.146	22.00%
Coal-fired	3.885	18.80%	3.596	19.99%
Wind-power	0.565	35.17%	0.549	36.94%
Guizhou Province	0.197	240.83%	0.194	260.17%
Wind-power	0.197	240.83%	0.194	260.17%

	Power Generation		Electricity Sold
Region	2018	Change	2018	Change
Hainan Province	13.044	11.99%	12.129	12.21%
Coal-fired	12.635	11.54%	11.725	11.72%
Combined Cycle	0.024	21.22%	0.023	21.34%
Wind-power	0.097	-16.50%	0.095	-16.47%
Hydro-power	0.228	48.80%	0.226	49.20%
PV	0.060	97.20%	0.059	97.67%
Total	430.457	9.12%	405.943	9.30%
Note: The statistics marked * comprise newly acquired power plants of the Company that were included in the consolidated financial statements in early August 2018. The comparison figures thereof are solely for reference purposes.
For the year ended December 31, 2018, the accumulated power generation of Tuas Power Ltd., the Company’s wholly owned subsidiary in Singapore, accounted for a market share of 21.1% in Singapore, representing a decrease of 0.8% compared to the same period last year of 21.9%.
In respect of the tariff, the Company's average tariff of domestic power plants for the year ended December 31, 2018 was RMB418.48 per MWh, up by RMB4.47 per MWh from the year ended December 31, 2017. SinoSing Power's average tariff for 2018 was RMB648.74 per MWh, representing an increase of 19.22% from the same period last year.
In respect of fuel costs, there was a huge increase in fuel costs. Compared with 2017, the Company's fuel cost per unit of power sold of domestic power plant increased by 4.85% to RMB236.89 per MWh.
Combining the foregoing factors, for the year ended December 31, 2018, the Company recorded an operating revenue of RMB169.551 billion, representing an increase of 11.21% from RMB152.459 billion of last year, and the net profit attributable to equity holders of the Company of RMB0.734 billion, representing a decrease of 53.51% from RMB1.580 billion of last year.
For the year ended December 31, 2018, the net profit attributable to equity holders of the Company from domestic operations was RMB1.429 billion, representing a decrease of RMB0.628 billion from RMB2.057 billion for the same period last year. The decrease was primarily attributable to the increase in fuel costs and financial expenses, and decrease in investment gains. The net loss attributable to equity holders of the Company from its operations in Singapore was RMB695 million, representing a loss increase of RMB218 million compared to the same period last year, which is principally attributable to Tuas Power's decreased profit by RMB320 million (about S$65 million) from the disposal of fuel oil and impairment provision for fuuel oil.
Operating revenue and tax and levies on operations
Operating revenue mainly consists of revenue from electricity sold. For the year ended December 31, 2018, the consolidated operating revenue of the Company and its subsidiaries amounted to RMB169.551 billion, representing an increase of 11.21% from RMB152.459 billion for the year ended December 31, 2017. The operating revenue from domestic operations of the Company increase by RMB15.166 billion over the same period of last year, while the operating revenue generated from newly acquired entities and newly operated generating units was RMB5.592 billion.
In 2018, the operating revenue from the operations of the Company in Singapore increased by RMB1.925 billion over the same period of last year, which was mainly attributed to the aggressive competitive strategy adopted by the Company in Singapore and the increased on-grid tariff compared to the same period of last year.
The following table sets forth the average tariff rate of the Company, as well as percentage changes from 2017 to 2018.

	Average tariff rate (VAT inclusive) (RMB/MWh)
Region/type of power generation
	2018	2017	Change
Heilongjiang Province
Coal-fired	393.28	376.88	4.35%
Wind-power	516.82	595.75	-13.25%
PV	750.90	–	N/A
Jilin Province
Coal-fired	385.18	383.75	0.37%
Wind-power	518.74	551.80	-5.99%
Hydro-power	426.74	426.63	0.03%
PV	834.14	879.95	-5.21%
Biomass power	754.58	750.02	0.61%
Liaoning Province
Coal-fired	398.85	370.25	7.73%
Wind-power	572.25	583.79	-1.98%
Hydro-power	330.00	330.00	0.00%
PV	898.76	907.54	-0.97%
Inner Mongolia
Wind-power	461.87	452.91	1.98%
Hebei Province
Coal-fired	378.05	366.23	3.23%
Wind-power	522.09	541.30	-3.55%
PV	801.90	978.48	-18.05%
Gansu Province
Coal-fired	289.85	246.89	17.40%
Wind-power	403.12	459.23	-12.22%
Ningxia
PV	805.11	800.00	0.64%
Beijing
Coal-fired	463.40	749.82	-38.20%
Combined Cycle	667.36	674.07	-1.00%
Tianjin
Coal-fired	397.46	393.82	0.92%
Combined Cycle	708.05	699.14	1.27%
PV	881.64	879.99	0.19%
Shanxi Province
Coal-fired	326.40	317.52	2.80%
Combined Cycle	684.65	678.32	0.93%
PV	908.91	1,370.19	-33.67%
Shandong Province
*Coal-fired	404.01	397.13	1.73%
*Wind-power	564.46	625.68	-9.78%
PV	862.56	881.74	-2.18%
Henan Province
Coal-fired	349.86	370.27	-5.51%
Combined Cycle	640.53	600.00	6.76%
Wind-power	551.34	610.00	-9.62%
PV	380.00	375.34	1.24%
Jiangsu Province
Coal-fired	438.53	401.57	9.21%
Combined Cycle	590.83	599.85	-1.50%
Wind-power	724.53	679.60	6.61%
PV	929.01	957.89	-3.02%

	Average tariff rate (VAT inclusive) (RMB/MWh)
Region/type of power generation
	2018	2017	Change
Shanghai
Coal-fired	411.76	398.00	3.46%
Combined Cycle	848.25	911.36	-6.93%
Chongqing
Coal-fired	412.66	392.74	5.07%
Combined Cycle	746.10	811.53	-8.06%
Wind-power	615.26	–	N/A
Zhejiang Province
Coal-fired	418.61	421.15	-0.60%
Combined Cycle	867.83	912.07	-4.85%
PV	1,054.58	1,128.38	-6.54%
Hubei Province
Coal-fired	422.40	402.46	4.96%
Wind-power	630.28	676.00	-6.76%
Hydro-power	381.98	378.04	1.04%
PV	887.76	880.00	0.88%
Hunan Province
Coal-fired	463.72	455.94	1.71%
Wind-power	610.84	606.72	0.68%
Hydro-power	376.07	376.17	-0.03%
PV	907.78	879.57	3.21%
Jiangxi Province
Coal-fired	420.96	411.82	2.22%
Wind-power	612.62	610.00	0.43%
Anhui Province
Coal-fired	380.70	371.86	2.38%
Wind-power	613.38	610.00	0.55%
Hydro-power	384.40	376.74	2.03%
Fujian Province
Coal-fired	400.15	375.59	6.54%
PV	985.72	980.00	0.58%
Guangdong Province
Coal-fired	415.14	431.23	-3.73%
PV	986.49	980.00	0.66%
Guangxi Province
Combined Cycle	547.20	–	N/A
Yunnan Province
Coal-fired	514.50	577.23	-10.87%
Wind-power	470.14	478.37	-1.72%
Guizhou Province
Wind-power	608.00	599.76	1.37%
Hainan Province
Coal-fired	441.68	431.33	2.40%
Combined Cycle	1,565.26	1,619.97	-3.38%
Wind-power	612.15	608.99	0.52%
Hydro-power	402.62	399.53	0.77%
PV	958.71	991.44	-3.30%
Domestic total	418.48	414.01	1.08%
SinoSing Power	648.74	544.15	19.22%

Note 1:	The tariff of combined-cycle power plants in Shanghai, Zhejiang, Jiangsu and Chongqing consists of on-grid settlement price and capacity subsidy income.

Note 2:
The statistics marked * comprise newly acquired power plants of the Company that were included in the consolidated financial statements in early August 2018. The comparison figures thereof are solely for reference purposes.

Tax and levies on operations mainly consist of surcharges of value added tax. According to relevant administrative regulations, these surcharges include City Construction Tax and Education Surcharges calculated at prescribed percentages on the amounts of the value-added tax paid. For the year ended December 31, 2018, the tax and levies on operations of the Company and its subsidiaries were RMB1.789 billion, representing an increase of RMB413 million from RMB1.376 billion for the same period of last year, of which the tax and levies on operations attributable to newly acquired entities and new generating units accounted for RMB18 million.
Operating expenses
For the year ended December 31, 2018, the total operating expenses of the Company and its subsidiaries was RMB157.647 billion, representing an increase of 11.10% from the same period last year. The operating expenses in domestic operations of the Company increased by RMB13.638 billion, or 10.36%, from the same period last year, of which the newly acquired entities and the new generating units accounted for RMB1.530 billion; the costs attributable to the existing entities increased by RMB12.108 billion, which was primarily attributable to the increased fuel cost for domestic operations in China.
The operating expenses from operations in Singapore operations increased by RMB2.109 billion, or 20.55%, from the same period last year, which was mainly due to increased gas price attributable to the rise of international oil price.
Fuel costs
Fuel costs account for the majority of the operating expenses for the Company and its subsidiaries. For the year ended December 31, 2018, fuel costs of the Company and its subsidiaries increased by 14.02% to RMB105.736 billion from the RMB92.737 billion for the year ended December 31, 2017. The fuel costs from domestic operations of the Company and its subsidiaries increased by RMB12.307 billion, which was primarily attributable to the increase of the fuel price. The fuel costs of the newly acquired entities and new generating units were RMB0.890 billion and the fuel costs of the existing generating units increased by RMB11.417 billion from same period last year. Fuel costs in Singapore increased by RMB0.692 billion from the same period last year, mainly due to increased fuel costs arising from increased natural gas prices. For the year ended December 31, 2018, the average price (excluding tax) of natural fuel coal consumed of the Company and its domestic subsidiaries was RMB551.35 per ton, representing a 0.61% increase from RMB548.02 per ton for the year ended December 31, 2017. The fuel cost per unit of power sold by the Company's domestic power plants increased by 4.85% to RMB236.89/MWh from RMB225.92/MWh in 2017.
Maintenance
For the year ended December 31, 2018, the maintenance expenses of the Company and its subsidiaries amounted to RMB4.393 billion, representing an increase of RMB45  million from RMB4.348 billion for the year ended December 31, 2017. The maintenance expenses of the Company's domestic operations increased by RMB54 million compared to the same period last year. The maintenance expenses of operations in Singapore decreased by RMB9 million compared to the same period last year.
Depreciation
For the year ended December 31, 2018, depreciation expenses of the Company and its subsidiaries increased by 1.41% to RMB20.466 billion, compared to RMB20.181 billion for the year ended December 31, 2017; the increase is mainly due to the newly acquired entities and new generating units put into operation. The depreciation expenses of domestic operations increased by RMB0.369 million compared to the same period last year, of which the depreciation costs incurred by the newly acquired entities and new generating units was RMB0.320 million. The depreciation expenses of the operations in Singapore increased by RMB84 million compared to the same period last year.

Labor
Labor costs consist of salaries to employees and contributions payable for employees' housing funds, medical insurance, pension and unemployment insurance, as well as training costs. For the year ended December 31, 2018, the labor costs of the Company and its subsidiaries amounted to RMB11.845 billion, representing an increase of RMB1.255 million from RMB10.590 billion for the year ended December 31, 2017. This is mainly attributable to good operating results of the Company's domestic plants and the raise of the Company's annuity contribution percentage. Labor costs for Singapore operations increased by RMB17 million compared to the same period last year.
Other operating expenses (including electricity power purchase costs and service fees paid to HIPDC)
Other operating expenses include environmental protection expenses, land fee, insurance premiums, office expenses, amortization, Tuas Power's electricity power purchase costs, impairment losses, government subsidies and net gains or losses on disposal of non-current assets. For the year ended December 31, 2018, other operating expenses (including electricity power purchase costs and service fees paid to HIPDC) of the Company and its subsidiaries was RMB15.206 billion, representing an increase of RMB1.162 billion from RMB14.044 billion for the year ended December 31, 2017. The other operating expenses from the Company's domestic operations decreased by RMB0.365 billion, mainly due to decreased exchange of tariff quota and change of environmental protection fee into the tax and levies on operations.
Other operating expenses of the operations in Singapore increased by RMB1.527 million compared to the same period last year.
Financial expenses, net
Net financial expenses consist of interest expense, bank charges and net exchange differences.
Interest expenses
For the year ended December 31, 2018, the interest expenses of the Company and its subsidiaries were RMB10.486 billion, representing an increase of 7.56% from RMB9.749 billion for the year ended December 31, 2017. The interest expenses from the Company's domestic operations increased by RMB0.723 billion. The interest expenses from the newly acquired entities and new generating units were RMB0.210 million and those incurred by the existing entities in China increased by RMB0.513 billion, which is largely attributable to increased debts scale The interest expenses of Singapore operations decreased by RMB14 million compared to the same period last year.
Net exchange differences and bank charges
For the year ended December 31, 2018, the Company and its subsidiaries recorded a net loss of RMB161 million in net exchange difference and bank charges, while a net gain of RMB144 million was recorded for the year ended December 31, 2017, mainly due to the weakened exchange rate of RMB against U.S. dollar.
The operations in Singapore recorded net loss of RMB25 million from net exchange difference and bank charges, representing an increase of RMB8 million from the net loss of RMB17 million for the year ended December 31, 2017, mainly due tothe strengthened exchange rate of U.S. dollar against Singapore dollar.
Share of profits less losses of associates and joint ventures
For the year ended December 31, 2018, the share of profits less losses of associates and joint ventures was RMB1.823 billion, representing an increase of RMB1.398 million from RMB0.425 billion from last year, mainly due to ncreased profit of associates and joint ventures.
Income tax expenses
For the year ended December 31, 2018, the Company and its subsidiaries recognized income tax expense of RMB0.643 billion, representing a decrease of RMB0.575 billion from RMB1.218 billion for the year ended December 31, 2017. The income tax expenses for the domestic operations decreased by RMB0.540 billion primarily attributable to increase in coal price from same period last year, which reduced the profitability of the Company’s coal-fired power plants.

The income tax expenses of the operations in Singapore decrease by RMB35 million.
Net profit, net profit attributable to the equity holders of the Company and non-controlling interests
For the year ended December 31, 2018, the Company and its subsidiaries achieved a net profit of RMB1.330 billion, representing a decrease of RMB0.254 billion, or 16.04% from RMB1.584 billion for the year ended December 31, 2017; the net profit attributable to equity holders of the Company was RMB0.734 billion, representing a decrease of RMB0.846  billion from RMB1.580 billion for the year ended December 31, 2017.
The net profit attributable to equity holders of the Company from its domestic operations decreased by RMB0.628 billion, mainly attributable to rising fuel prices, increased financial costs and reduced investment income. The net loss attributable to equity holders of the Company from its operations in Singapore was RMB695 million, representing an increase of RMB218 million from the same period last year. This was mainly due to Tuas Power’s loss on disposal of fuel oil of about RMB59million (S$12 million) and impairment provision of fuel oil of about RMB255 million (S$52 million).
The Company’s recorded net profit attributable to non-controlling interests increased to RMB596 million for the year ended December 31, 2018 from RMB4 million for the year ended December 31, 2017, mainly attributable to the increases of the profit of non-wholly owned subsidiaries.
Year ended December 31, 2017 compared with year ended December 31, 2016

	For the Year Ended December 31,
			Increased/
	2017	2016	(Decreased)
	RMB'000	RMB'000%
Operating revenue	152,459,444	113,814,236	33.95
Tax and levies on operations	(1,376,312)	(1,177,818)	16.85
Operating expenses
Fuel	(92,737,304)	(56,617,542)	63.80
Maintenance	(4,347,723)	(4,343,349)	0.10
Depreciation	(20,180,830)	(14,815,620)	36.21
Labor	(10,590,084)	(8,043,406)	31.66
Service fees on transmission and transformer facilities of HIPDC	(95,894)	(138,038)	-30.53
Purchase of electricity	(3,787,032)	(3,066,415)	23.50
Others	(10,160,875)	(7,234,308)	40.45
Total operating expenses	(141,899,742)	(94,258,678)	50.54
Profit from operations	9,183,390	18,377,740	-50.03
Interest income	198,906	147,063	35.25
Financial expenses, net
Interest expense	(9,749,004)	(6,817,526)	43.00
Exchange gain / (loss) and bank charges , net	144,359	(250,076)	-157.73
Total financial expenses, net	(9,604,645)	(7,067,602)	35.90
Share of profits less losses of associates and joint ventures	425,215	1,298,889	-67.26
Gain / (loss) on fair value changes of financial assets / liabilities	856,786	(12,986)	-66.98
Other investment income	1,742,081	1,070,034	62.81
Profit before income tax expense	2,801,733	13,813,138	-79.72
Income tax expense	(1,217,526)	(3,465,151)	-64.86
Net Profit	1,584,207	10,347,987	-84.69
Attributable to:
-Equity holders of the Company	1,579,836	8,520,427	-81.46
-Non-controlling interests	4,371	1,827,560	-99.76

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
The power generation of the Company's domestic power plants for the year ended December 31, 2017 is listed below (in billion kWh):
	Power Generation		Electricity Sold
Region	2017	Change	2017	Change
*Heilongjiang Province	13.172	3.53%	12.320	3.52%
*Coal-fired	12.250	1.58%	11.412	1.43%
*Wind-power	0.922	38.89%	0.907	39.75%
Jilin Province	8.596	13.44%	8.111	13.81%
*Coal-fired	7.448	10.69%	7.009	10.76%
*Wind-power	0.860	48.17%	0.836	51.24%
*Hydro-power	0.062	0.75%	0.061	0.79%
*PV	0.0116	-	0.0115	-
*Biomass power	0.215	3.62%	0.193	4.35%
Liaoning Province	19.704	-0.60%	18.395	-1.25%
*Coal-fired	19.253	-1.15%	17.947	-1.84%
*Wind-power	0.333	12.13%	0.331	12.19%
*Hydro-power	0.039	14.43%	0.039	14.00%
*PV	0.0790	392.78%	0.0778	396.67%
Inner Mongolia	0.228	4.84%	0.226	4.50%
Wind-power	0.228	4.84%	0.226	4.50%
Hebei Province	13.400	2.58%	12.585	2.40%
Coal-fired	13.132	1.55%	12.343	1.43%
Wind-power	0.228	96.82%	0.204	87.01%
PV	0.0399	153.60%	0.0375	208.25%
Gansu Province	9.935	2.25%	9.413	0.08%
Coal-fired	8.333	-1.30%	7.865	-3.91%
Wind-power	1.602	25.80%	1.548	26.78%
Ningxia	0.0103	-	0.0099	-
PV	0.0103	-	0.0099	-
Beijing	6.176	-18.12%	5.562	-20.61%
Coal-fired	1.339	-60.68%	1.163	-60.79%
Combined Cycle	4.836	16.92%	4.399	8.87%
Tianjin	7.273	0.27%	6.843	0.01%
Coal-fired	5.658	7.15%	5.271	7.18%
Combined Cycle	1.614	-18.22%	1.570	-18.39%
PV	0.0015	-	0.0015	-
Shanxi Province	9.813	-8.35%	9.185	-8.75%
Coal-fired	7.035	-13.80%	6.495	-14.46%
Combined Cycle	2.743	7.75%	2.668	7.87%
PV	0.0350	-	0.0221	-
Shandong Province	89.487	116.39%	83.787	115.24%
Coal-fired	88.848	114.85%	83.162	113.63%
*Wind-power	0.452	8.82%	0.440	9.13%
*PV	0.1865	266.61%	0.1851	276.54%

	Power Generation		Electricity Sold
Region	2017	Change	2017	Change
Henan Province	22.210	3.53%	20.927	7.58%
Coal-fired	20.696	-3.44%	19.457	0.02%
*Combined Cycle	1.424	-8.13%	1.393	-8.18%
Wind-power	0.077	309.51%	0.076	513.65%
PV	0.0128	-	0.0126	-
Jiangsu Province	42.761	-0.61%	40.452	-1.05%
Coal-fired	36.441	-6.38%	34.395	-6.70
Combined Cycle	5.199	47.79%	5.010	45.02%
Wind-power	1.077	86.12%	1.004	79.52%
PV	0.0442	-	0.0436	-
Shanghai	18.484	1.91%	17.490	1.80%
Coal-fired	16.934	2.70%	15.976	2.60%
Combined Cycle	1.550	-5.99%	1.513	-5.94%
Chongqing	8.563	-14.51%	7.930	-14.86%
Coal-fired	7.388	-9.40%	6.787	-9.52%
Combined Cycle	1.175	-36.90%	1.144	-36.94%
Zhejiang Province	27.589	11.65%	26.487	11.74%
Coal-fired	27.090	12.08%	26.000	12.18%
Combined Cycle	0.449	-13.30%	0.438	-13.46%
PV	0.0496	130.26%	0.0492	128.47%
Hubei Province	14.781	4.94%	13.833	4.73%
Coal-fired	14.147	4.00%	13.215	3.64%
Wind-power	0.292	54.86%	0.287	64.88%
Hydro-power	0.336	14.36%	0.325	14.80%
PV	0.0059	-	0.0059	-
Hunan Province	9.308	11.94%	8.709	11.28%
Coal-fired	8.476	13.86%	7.889	13.23%
Wind-power	0.531	-1.11%	0.525	-1.16%
Hydro-power	0.285	-14.68%	0.280	-14.77%
PV	0.0162	-	0.0159	-
Jiangxi Province	19.801	13.53%	18.915	13.67%
Coal-fired	19.529	12.66%	18.670	12.88%
Wind-power	0.272	153.43%	0.245	142.93%
Anhui Province	5.940	1.60%	5.677	1.82%
Coal-fired	5.714	1.73%	5.454	1.88%
Wind-power	0.127	42.14%	0.124	52.18%
Hydro-power	0.099	-29.68%	0.098	-29.81%
Fujian Province	10.380	35.22%	9.791	35.45%
Coal-fired	10.373	35.12%	9.787	35.39%
PV	0.0073	-	0.0041	-
Guangdong Province	21.448	22.89%	20.491	22.75%
Coal-fired	21.425	22.81%	20.468	22.66%
PV	0.0225	217.25%	0.0225	250.68%
Guangxi	0.029	-	-	-
Combined Cycle	0.029	-	-	-
Yunnan Province	3.688	-5.01%	3.398	-4.89%
Coal-fired	3.270	-8.76%	2.997	-9.05%
Wind-power	0.418	40.04%	0.401	44.53%
Guizhou Province	0.058	28.88%	0.054	43.36%
Wind-power	0.058	28.88%	0.054	43.36%
Hainan Province	11.647	-2.36%	10.809	-2.62%
Coal-fired	11.327	-1.74%	10.495	-2.02%
Combined Cycle	0.020	-84.64%	0.019	-84.29%
Wind-power	0.117	15.47%	0.114	15.39%

	Power Generation		Electricity Sold
Region	2017	Change	2017	Change
Hydro-power	0.153	-6.37%	0.151	-6.33%
PV	0.0305	267.36%	0.0301	268.30%
Total	394.481	25.76%	371.399	25.56%
Note: The remark * represented the regional companies or power plants involved in the new acquisition by the Company at the end of 2016. They had been incorporated in the Company's financial statements since 1 January 2017, and the year-on-year data of which is for information only.
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
The following table sets forth the average tariff rate of the Company's power plants, as well as percentage changes from 2016 to 2017.
	Average tariff rate (VAT inclusive) (RMB/MWh)
Power Plant			Change
	2017	2016	(%)
Heilongjiang Province
Xinhua Power Plant	368.12	-	-
Hegang Power Plant	368.09	-	-
Daqing Co-generation	403.09	-	-

	Average tariff rate (VAT inclusive) (RMB/MWh)
Power Plant			Change
	2017	2016	(%)
Yichun Co-generation	374.75	-	-
Sanjiangkou Wind Power	596.28	-	-
Linjiang Jiangsheng Wind Power	595.34	-	-
Jilin Province
Jiutai Power Plant	385.03	-	-
Changchun Co-generation	381.50	-	-
Nongan Biomass	750.02	-	-
Linjiang Jubao Hydropower	438.53	-	-
Zhenlai Wind Power	566.31	-	-
Siping Wind Power	569.21	-	-
Tongyu Tuanjie Wind Power	535.27	-	-
Liaoning Province
Dalian	367.97	346.76	6.12
Dandong	392.97	352.52	11.47
Yingkou	365.73	344.71	6.10
Yingkou Co-generation	368.11	331.39	11.08
Wafangdian Wind Power	586.87	603.72	(2.79)
Suzihe Hydropower	330.00	332.67	(0.80)
Changtu Wind Power	582.51	626.09	(6.96)
Dandong Photovoltaic	950.00	950.00	0.00
Yingkon Co-generation Photovoltaic	950.00	950.00	0.00
Yingkou Xianrendao Co-generation Power	880.00	-	-
Jianchang Bashihan Photovoltaic	880.00	-	-
Chaoyang Heiniuyingzi Photovoltaic	347.25	-	-
Inner Mongolia Autonomous Region
Huade Wind Power	452.91	471.22	(3.89)
Hebei Province
Shang'an	366.23	358.48	2.16
Kangbao Wind Power	660.42	554.60	19.08
Kangbao Photovoltaic	982.50	784.95	25.17
Zhuolu Phase I Dabao Wind Power	519.45	-	-
Gansu Province
Pingliang	246.89	207.63	18.91
Jiuquan Wind Power	437.85	367.54	19.13
Jiuquan II Wind Power	449.50	402.36	11.72
Yumen Wind Power	430.53	390.06	10.38
Yigang Wind Power	554.72	447.65	23.92
Beijing Municipality
Beijing Co-generation (Coal-fired)	689.91	454.99	51.63
Beijing Co-generation (Combined Cycle)	674.07	687.33	(1.93)
Tianjin Municipality
Yangliuqing Co-generation	393.95	370.82	6.24
Lingang Co-generation CCGT	699.14	726.44	(3.76)
Chenxi Photovoltaic	879.99	-	-
Shanxi Province
Yushe	323.54	253.01	27.88
Zuoquan	314.64	252.96	24.38
Dongshan CCGT	678.32	682.40	(0.60)
Yushe Photovoltaic	1370.19	-	-
Shandong Province
Dezhou	401.45	389.78	2.99

	Average tariff rate (VAT inclusive) (RMB/MWh)
Power Plant			Change
	2017	2016	(%)
Jining	395.54	372.57	6.17
Xindian	397.61	381.58	4.20
Weihai	404.81	382.53	5.82
Rizhao Phase II	391.43	372.08	5.20
Zhanhua Co-generation	437.74	389.33	12.43
Baiyanghe Power Plant	400.42	-	-
Rizhao Power Plant Phase I	458.82	-	-
Jiaxiang Power Plant	388.05	-	-
Jining Co-generation	395.19	-	-
QufuCo-generation	390.16	-	-
Huangtai Power Plant	390.59	-	-
Yantai Power Plant	409.84	-	-
Linyi Power Plant	402.16	-	-
Jining Yunhe Power Plant	403.84	-	-
Liaocheng Co-generation	390.49	-	-
Zhongtai Power Plant	371.67	-	-
Laiwu Power Plant	384.36	-	-
Muping Wind Power	627.56	-	-
Penglai Wind Power	569.97	-	-
Rushan Wind Power	634.98	-	-
Changdao Wind Power	635.20	-	-
Rongcheng Wind Power	622.69	-	-
Dongying Wind Power	623.54	-	-
Boshan Photovoltaic	1,000.00	-	-
Sishui Photovoltaic	1,109.60	-	-
Gaozhuang Photovoltaic	592.44	-	-
Jining Co-generation Photovoltaic	592.44	-	-
Weihai Haibu Photovoltaic	830.00	-	-
Zhanhua Qingfenghu Photovoltaic	1,080.00	-	-
Henan Province
Qinbei	374.82	354.30	5.79
Luoyang Co-generation	364.95	365.91	(0.26)
Luoyang Yangguang	376.26	316.83	18.76
Mianchi Co-generation	349.95	328.10	6.66
Zhumadian Wind Power	610.00	610.00	0.00
Zhongyuan CCGT	600.00	-	-
Jiangsu Province
Nantong	417.42	407.55	2.42
Nanjing	428.37	400.81	6.88
Taicang I	372.74	349.31	6.71
Taicang II	372.74	349.31	6.71
Huaiyin	487.47	433.30	12.50
Jinling Coal-fired	366.53	348.86	5.07
Jinling Combined-Circle	593.09	708.41	(16.28)
Jinling Combined-Cycle Cogeneration	604.16	617.12	(2.10)
Suzhou Thermal Power	465.86	453.42	2.74
Qidong Wind Power	556.03	553.91	0.38
Rudong Wind Power	609.29	606.24	0.50
Nanjing Thermal Power	469.99	445.21	5.57
Tongshan Wind Power	610.00	610.00	0.00
Rudong Offshore Wind Power	850.00	-	-
Luhe Wind Power	610.00	-	-

	Average tariff rate (VAT inclusive) (RMB/MWh)
Power Plant			Change
	2017	2016	(%)
Guanyun Power	433.00	-	-
Suzhou CCGT	612.79	-	-
Shanghai Municipality
Shidongkou I	401.11	395.18	1.50
Shidongkou II	397.96	380.60	4.56
Shanghai CCGT	911.36	382.31	138.38
Shidongkou Power	395.75	899.62	(56.01)
Chongqing Municipality
Luohuang	392.74	376.92	4.20
Liangjiang CCGT	811.53	649.74	24.90
Zhejiang Province
Yuhuan	418.58	403.82	3.66
Changxing	429.18	420.54	2.05
Tongxiang Combined-cycle	912.07	887.70	2.75
Changxing Photovoltaic	1,252.38	1,208.23	3.65
Hongqiao Photovoltaic	1,119.24	980.00	14.21
Huzhou Distributed Photovoltaic	1,009.06	-	-
Hunan Province
Yueyang	456.55	449.87	1.48
Xiangqi Hydropower	376.17	610.00	(38.33)
Subaoding Wind Power	605.55	610.00	(0.73)
Guidong Wind Power	605.55	404.19	49.82
Hubei Province
Enshi Maweigou Hydropower	383.42	380.43	0.79
Jingmen Thermal Power	403.50	378.97	6.47
Yingcheng Thermal Power	405.69	392.73	3.30
Wuhan Power	401.70	376.53	6.68
Dalongtan Hydropower	370.00	376.38	(1.70)
Jieshan Wind Power	676.00	610.00	10.82
Suizhou Zengdufuhe Photovoltaic	880.00	-	-
Jiangxi Province
Jinggangshan	409.42	399.06	2.60
Jianggongling Wind Power	610.00	610.00	0.00
Ruijin Power	411.81	399.27	3.14
Anyuan Power	415.17	400.98	3.54
Anhui Province
Chaohu Power	371.86	351.24	5.87
Hualiangting Hydropower	376.74	385.60	(2.30)
Huaining Wind Power	610.00	610.00	0.00
Fujian Province
Fuzhou	375.59	348.95	7.63
Changle Photovoltaic	980.00	-	-
Guangdong Province
Shantou Coal-fired	448.26	464.69	(3.54)
Haimen	425.50	440.21	(3.34)
Haimen Power	428.41	444.53	(3.63)
Shantou Photovoltaic	980.00	980.00	0.00
Yunnan Province
Diandong Energy	358.12	513.58	(30.27)
Yuwang Energy	329.35	1,394.49	(76.38)
Fuyuan Wind Power	478.37	494.71	(3.30)

	Average tariff rate (VAT inclusive) (RMB/MWh)
Power Plant			Change
	2017	2016	(%)
Guizhou Province
Panxian Wind Power	599.76	610.00	(1.68)
Hainan Province
Haikou	429.17	420.45	2.07
Dongfang	432.70	420.90	2.80
Nanshan Combined Cycle	1,619.97	672.26	140.97
Gezhen Hydropower	399.53	400.07	(0.13)
Wenchang Wind Power	608.99	609.78	(0.13)
Dongfang Photovoltaic	1,010.00	1,010.00	0.00
Domestic total	414.01	396.60	4.39
Singapore
SinoSing Power	544.15	514.00	5.87
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
The net profit attributable to equity holders of the Company from its domestic operations decreased by RMB6.703 billion, mainly attributable to the huge increase in the coal price drove down our profitability. The net loss attributable to equity holders of the Company from its operations in Singapore was RMB477 million, representing an increase of RMB237 million from the same period last year. This was mainly due to the continued oversupply in the Singapore's power market and lower than expected profit margin of power contracts, which led to a drop in the profitability of the Company's overseas power generation business.
The Company's recorded net profit attributable to non-controlling interests decreased to RMB4 million for the year ended December 31, 2017 from RMB1,828 million for the year ended December 31, 2016, mainly attributable to the huge increase of the coal price from same period last year, which significantly reduced the profitability of the Company owned coal-fired power subsidiaries.
C.	Financial position
Comparison of asset items
As of December 31, 2018, consolidated total assets of the Company and its subsidiaries were RMB419.903 billion, representing an increase of 5.88% from RMB396.590 billion as of December 31, 2017; total assets of the domestic operations increased by RMB10.230 billion to RMB378.859 billion, including a net decrease of RMB0.437 billion in non-current assets, which is mainly attributable to the newly acquired entities and the capital expenditure on construction projects.
As of December 31, 2018, for overseas operation, total assets of the operations in Singapore were RMB27.258 billion, representing a decrease of RMB703 million from the same period last year. Non-current assets increased by RMB4 million to RMB23.813 billion. Total assets of the operations in Pakistan were RMB13.786 billion, non-current assets were RMB10.485 billion.

Comparison of liability items
As of December 31, 2018, consolidated total liabilities of the Company and its subsidiaries were RMB303.782 billion, representing an increase of 5.12% from RMB288.975 billion as of December 31, 2017.
As of December 31, 2018, interest-bearing debts of the Company and its subsidiaries totaled RMB254.170 billion. The interest-bearing debts consist of long-term loans (including those maturing within a year), bonds payable (including those maturing within a year), short-term borrowings, short-term bonds payable and financial leases payable (including those maturing within a year). The interest-bearing debts denominated in foreign currencies amounted to RMB2.279 billion.
As of December 31, 2018, for overseas operation, the total liabilities of the operations in Singapore were RMB15.309 billion, representing an increase of 1.40% from RMB15.098 billion as of December 31, 2017. The total liabilities of the operations in Pakistan were RMB11.158 billion.
Comparison of equity items
Excluding the impact of profit and profit appropriations, total equity attributable to the equity holders of the Company increased as of December 31, 2018, including an increase impact arising from the issuance of Yingda insurance financing plan at face value of RMB5 billion in September, 2018, an increase of post-tax impact of RMB1 million arising from fair value changes of other equity instrument investment held by the Company and its subsidiaries, a decrease of post-tax impact of RMB0.260 billion arising from changes in other comprehensive income of the Company’s investees accounted for under equity method, a decrease of post- tax impact of RMB0.470 billion arising from fair value changes of cash flow hedge instruments, an increase of RMB0.335 billion from translation difference of the financial statements of foreign operations. Non-controlling interests as of 31 December 2018 increased by RMB1.713 billion.
Major financial position ratios

	2018	2017
Current ratio	0.45	0.31
Quick ratio	0.38	0.26
Ratio of liability to equity holders' equity	3.22	3.30
Multiples of interest earned	1.13	1.23

Formula of the financial ratios:
Current ratio = balance of current assets as of the year end / balance of current liabilities as of the year end
Quick ratio = (balance of current assets as of the year end – net inventories as of the year end) / balance of current liabilities as of the year end
Ratio of liabilities to equity holders' equity = balance of liabilities as of the year end / balance of equity holders' equity (excluding non-controlling interests) as of the year end
Multiples of interest earned = (profit before tax + interest expense) / interest expenditure (inclusive of capitalized interest)
The current ratio increased as of December 31, 2018 compared to that of December 31, 2017 mainly due to increase of current assets especially inventories and bank balances and cash. The ratio of liabilities to equity holders’ equity as of 31 December 2018 decreased compared to that of 31 December 2017 mainly due to the issuance of Yingda insurance financing plan at face value of RMB5 billion. The multiples of interest earned decreased mainly due to reduced pre-tax profit for the year ended 31 December 2018.
D.	Liquidity and cash resources
The primary sources of funding for the Company and its subsidiaries have been cash provided by internal funds from operating activities, short-term and long-term loans and proceeds from issuances of bonds, and the primary use of funds have been for working capital, capital expenditure and repayments of short-term and long-term borrowings.
Cash flows from operating activities
	For the Year Ended December 31,
	2018	2017	2016
	RMB'000	RMB'000	RMB'000
Cash flows from operating activities
Profit before income tax expense	1,973,147	2,801,733	13,813,138
Non-cash items adjustments	30,593,272	28,980,725	21,255,080
Changes in working capital	(2,391,540)	(718,218)	1,050,309
Interest received	173,986	136,134	84,806
Income tax expense paid	(1,620,887)	(2,003,011)	(4,692,509)
Net cash provided by operating activities	28,727,978	29,197,363	31,510,824
For the year ended 31 December 2018, net cash provided by operating activities of the Company and its subsidiaries was RMB28.728 billion, representing a decrease of 1.61% from last year, which is principally because that the Company’s revenue increase from electricity growth and rising electricity prices in the reporting period was offset by the increase in fuel purchase costs. Net cash provided by operating activities in Singapore was RMB830 million.
For the year ended December 31, 2017, net cash provided by operating activities of the Company and its subsidiaries was RMB29.198 billion, representing a decrease of 7.34% from last year, mainly attributable to the comprehensive effect of increased cash outflow for increased fuel price and increased cash inflow for raised power generation and tariff. Net cash provided by operating activities in Singapore was RMB830 million.
For the year ended December 31, 2016, net cash provided by operating activities of the Company and its subsidiaries was RMB31.511 billion, representing a decrease of 25.62% from last year, mainly attributable to reduced operating revenue as a result of a decrease of power generation and tariff. Net cash provided by operating activities in Singapore was RMB772 million.
Cash flows used in investing activities
	For the Year Ended December 31,
	2018	2017	2016
	RMB'000	RMB'000	RMB'000
Cash flows used in investing activities
Payment for the purchase of property, plant and equipment	(20,613,314)	(25,798,009)	(20,144,903)
Proceeds from disposals of property, plant and equipment	127,182	286,609	144,346
Prepayments of land use rights	(94,684)	(213,928)	(89,430)
Payment for the purchase of other non-current assets	30,107	(33,498)	(50,653)
Cash dividend received	618,592	1,419,380	1,057,642
Payment for investment in associates and joint ventures	(463,259)	(301,916)	(276,118)
Cash paid for acquiring available-for-sale financial assets	—	(5,600)	-
Cash paid for acquiring other equity instrument investments	(450)	—	—
Cash consideration paid for acquisitions of subsidiaries, net of cash acquired	(674,845)	(10,817,107)	157,421
Cash received from disposal of available-for-sale financial assets	—	2,186,758	1,474,301
Cash received from disposal of a subsidiary	-	530,437	-
Others	694,789	998,049	77,748
Net cash used in investing activities	(20,375,882)	(31,748,825)	(17,649,646)
Net cash used in investing activities was RMB20.376 billion, representing an decrease of 35.82% from last year, which is mainly due to less cash outflows from relatively smaller acquisitions during this year.

Net cash used in investing activities was RMB31.749 billion for the year ended December 31, 2017, representing an increase of 79.88% from last year, mainly due to consideration paid for newly acquired entities in 2017.
Net cash used in investing activities was RMB17.650 billion for the year ended December 31, 2016, representing a decrease of 46.54% from last year, mainly due to consideration paid for newly acquired entities in 2015.
Cash flows from financing activities
	For the Year Ended December 31,
	2018	2017	2016
	RMB'000	RMB'000	RMB'000
Cash flows from financing activities
Issuance of short-term bonds	40,000,000	30,988,679	32,982,340
Repayments of short-term bonds	(39,500,000)	(47,000,000)	(25,000,000)
Proceeds from short-term loans	77,005,025	107,564,128	85,689,874
Repayments of short-term loans	(98,345,708)	(96,378,054)	(77,904,489)
Proceeds from long-term loans	48,859,376	32,706,327	15,978,023
Repayments of long-term loans	(34,269,623)	(17,390,982)	(20,702,421)
Issuance of long-term bonds	13,999,807	7,800,000	4,200,000
Repayment of long-term bonds	(4,000,000)	(3,300,000)	(11,500,000)
Interest paid	(10,987,871)	(10,080,102)	(7,344,781)
Net proceeds from the issuance of new Shares	3,245,330	-	-
Net proceeds from the issuance of other equity instruments	5,000,000	4,999,950	-
Net capital injection from non-controlling interests of the subsidiaries	725,683	838,084	285,620
Dividends paid to shareholders of the Company	(1,520,038)	(4,352,973)	(7,206,220)
Dividends paid to non-controlling interests of the subsidiaries	(1,265,451)	(2,184,145)	(2,695,378)
Government grants	-	590,629	233,276
Payment for finance leasing	(637,026)	(695,019)	(571,485)
Others	(552,574)	(93,342)	(46,209)
Net cash (used in) / generated from financing activities	(2,243,070)	4,013,180	(13,601,850)
Net cash used in financing activities was RMB2.243 billion, while it was net cash inflow of RMB4.013 billion in 2017. This was mainly due to repayment of more borrowings by the Company in this year compared to last year.
Net cash generated from financing activities was RMB4.013 billion for the year ended December 31, 2017, representing an increase of RMB17.615 billion to the net cash outflow, which was RMB13.602 billion, from the same period last year. This was mainly due to the increase of loans and bonds issued by the Company and its subsidiaries in this year as compared to the same period last year.
Net cash used in financing activities was RMB13.602 billion for the year ended December 31, 2016, representing a decrease of 3.81% from last year.
Cash and cash equivalents
	For the Year Ended December 31,
	2018	2017	2016
	RMB'000	RMB'000	RMB'000
Effect of exchange rate	26,266	10,171	72,923
Net increase in cash and cash equivalents	6,135,292	1,471,889	332,251
Cash and cash equivalents, beginning of the year	9,282,390	7,810,501	7,478,250
Cash and cash equivalents as of the end of the year	15,417,682	9,282,390	7,810,501

As of December 31, 2018, the cash and cash equivalents of the Company and its subsidiaries denominated in RMB, Singapore dollar, U.S. dollar, Pakistan Rupee were RMB14.317 billion, RMB927 million, RMB141 million and RMB33 million, respectively.
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
Capital expenditure and cash resources
Capital expenditures for infrastructure construction and renovation projects
The capital expenditures for the year ended 31 December 2018 were RMB20.707 billion, mainly for construction and renovation of projects, including RMB2.931 billion for Shandong Power project, RMB1.679 billion for Yancheng Dafeng New Energy project, RMB1.114 billion for ShangAn Power Plant project, RMB789 million for Heilongjiang Power Generation project, RMB746 million for Anyang Energy project, RMB711 million for Dongguan Combined Cycle project, RMB661 million for Luoyuan Power Generation project, RMB598 million for Nanjing Xingang Integrated Energy project, RMB505 million for Kangbao Wind Power project, RMB451 million for Jiangxi Clean Energy project, RMB450 million for Rudong Baxianjiao Offshore Wind Power project, RMB435 million for Zhongxiang Wind Power project, RMB406 million for Hainan Power Generation project, RMB346 million for Fengjie Wind Power project, RMB343 million for Beijing Thermal Power project, RMB335 million for Dalian Thermal Power project, RMB303 million for Jiuquan Wind Power project, RMB278 million for Guigang Clean Energy project, RMB267 million for Huaining Wind Power project, RMB257 million for Jiangyin Combined Cycle project, RMB243 million for Mianchi Clean Energy project, RMB222 million for Diandong Energy project, RMB216 million for ilin Power Generation project, RMB207 million for Fuyuan wind power project, RMB206 million for Luoyuan Port project, RMB205 million for Luohuang Power Generation project, RMB198 million for Dezhou Power Plant, RMB194 million for Yizheng Wind Power project, RMB171 million for Dalian Power Plant project, RMB167 million for Shanxi Comprehensive Energy project, RMB165 million for Suzhou Co-generation Power project, RMB159 million for Changxing Power Plant project, RMB159 million for Fuzhou Power Plant project, RMB146 million for Panzhou Wind Power project, RMB146 million for Huaiyin Power project, RMB144 million for Diandong Yuwang Energy project, RMB141 million for Chaohu Power project, RMB139 million for Weihai Power project, RMB119 million for Luoyang Co-generation Power project and RMB119 million for Tongshan Wind Power. The capital expenditures of the Company’s operations in Singapore were RMB180 million. The expenditures on other projects were RMB3.456 billion.
The above capital expenditures are sourced mainly from internal capital, cash flows provided by operating activities, and debt and equity financing. In the next few years, the Company will maintain its leading position in clean and efficient traditional energy, make further efforts to develop new energy and promote structural adjustment. It is expected that there will still be significant capital expenditures. The Company expects to finance the above capital expenditures through internal capital, cash flows provided by operating activities, and debt and equity financing.
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
The cash requirements, usage plans and cash resources of the Company for the next year are as following:

Capital Expenditure Project	Capital expenditure Plan for 2019 (RMB100 million)	Cash resources arrangements	Financing costs and note on use
Thermal power projects	41.70	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of the PBOC
Hydropower projects	0.23	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of the PBOC
Wind power projects	239.54	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of the PBOC
Coal mining projects	7.40	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of the PBOC
Photovoltaic power projects	0.74	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of the PBOC
Port	2.04	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of the PBOC
Technology renovation	62.47	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of the PBOC
Cash resources and anticipated financing costs
The Company expects to finance its capital expenditure and acquisition costs primarily with internal capital, cash flow provided by operating activities, and debt and equity financing.
Good operating results and sound credit status provide the Company with strong financing capabilities. As of December 31, 2018, the undrawn banking facilities available to the Company and its subsidiaries amount to approximately RMB268.8 billion, which are granted by Bank of China, China Construction Bank and Agricultural Bank of China.
The Company completed issuances of unsecured super short-term bonds in 16 installments on February 24, March 2, March 21, March 23, May 2, May 2, May 18, May 30, June 1, August 24, October 19, November 16, November 22, November 23, November 28 and December 6 of 2018, at principal amount of RMB4 billion, RMB2 billion, RMB2 billion, RMB4 billion, RMB2.5 billion, RMB4 billion, RMB2 billion, RMB2 billion, RMB4 billion, RMB2 billion, RMB2.5 billion, RMB2 billion, RMB2 billion, RMB2 billion, RMB2 billion and RMB1 billion, with nominal annual interest rates of 4.35%, 4.35%, 4.40%, 4.45%, 4.25%, 4.08%, 3.98%, 3.80%, 4.05%, 2.80%, 3.20%, 2.78%, 3.10%, 3.05%, 2.78% and 3.30%, respectively. Each installment of the bonds was denominated in RMB, issued at par value, and would successively mature in 90 days, 90 days, 150 days, 180 days, 180 days, 150 days, 180 days, 90 days, 180 days, 90 days, 180 days, 90 days, 180 days, 180 days, 90 days and 270 days from the value date.
The Company issued two tranches of unsecured medium-term notes of RMB3 billion and RMB2 billion on May 2 and July11, 2018 with nominal annual interest rates of 4.80% and 4.41%, respectively. The notes were denominated in RMB and issued at par value with maturity of three years from the date of issue.
The Company issued unsecured non-public debt financing instrument of RMB2.5 billion on July 26, 2018 with a nominal annual rate of 4.68%. The instrument was denominated in RMB and issued at par value with maturity of in three years from the value date.
The Company issued two tranches of unsecured corporate bonds on April 4 and September 10, 2018, at a principal amount of RMB1.5 billion and RMB5 billion, respectively, with nominal annual interest rates of 4.90% and 5.05%, respectively. The bonds were denominated in RMB and issued at face value with maturity of three and ten years from the date of issue, respectively.
As of December 31, 2018, short-term loans of the Company and its subsidiaries were RMB61.039 billion (2017: RMB80.251 billion). Loans from banks were charged at annual interest rates ranging from 3.30% to 11.51% per annum (2017: 3.74% to 5.50%).

As of December 31, 2018, short-term bonds payable by the Company and its subsidiaries were RMB11.541 billion (2017: RMB11.068 billion).
As of December 31 2018, long-term loans (including those maturing within a year) of the Company and its subsidiaries were RMB150.169 billion (2017: RMB125.129 billion), of which RMB loans were RMB126.844 billion (2017: RMB110.073 billion), US dollar loans were approximately US$1.548 billion (2017: US$348 million), and Euro loans were approximately €22 million (2017: €30 million), Singapore dollar loans were S$2.472 billion (2017: S$2.539 billion), Japanese yen loans were ￥2.482 billion (2017: ￥2.593 billion). Among them, US dollar loans and Singapore dollar loans are all floating rate loans, and other foreign currency loans are fixed rate loans. For the financial year ended 31 December 2018, the annual interest rates of long-term bank loans were between 0.75% to 7.29% per annum (2017: 0.75% to 6.03%).
The Company and its subsidiaries will closely monitor any change in the exchange rate and interest rate markets and cautiously assess the currency rate and interest rate risks.
Combining the current development of the power generation industry and the growth of the Company growth, the Company will make continuous efforts to not only meet cash requirements of daily operations, constructions and acquisitions, but also establish an optimal capital structure to minimize the cost of capital and manage financial risks through effective financial management activities, thus maintaining sustainable and stable returns to the equity holders.
Other financing requirements
The objective of the Company is to bring steadily growing returns to equity holders in the long run. In line with this objective, the Company follows a proactive, stable and balanced dividend policy. In accordance with the profit appropriation plan of the board of directors of the Company (subject to the approval at annual general meeting) for 2018, the Company expects to pay a cash dividend of RMB1.570 billion.
Maturity profile of loans and bonds
The following table sets forth the maturity profile of the Company's borrowings as of December 31, 2018.
Maturity Profile
(RMB 100 million)	2019	2020	2021	2022	2023

Principal amount planned for repayment	971.60	315.01	465.98	199.14	113.13
Interest amount planned for repayment	102.93	64.67	49.72	33.97	25.16
Total	1,074.53	379.68	515.70	233.11	138.29
Note: This table was prepared by the principal and interest amount actually repaid accordingly to contracts already signed. The amount of principle to be paid in 2019 is relatively large because this includes expected repayment of short- term loans and short-term bonds.
E.	Trend information
The major trend of the electricity power market
Regarding the electricity market, considering market environment at home and abroad, assuming no occurrence of far-reaching extreme climate changes in 2019, total electricity consumption nationwide will grow by 5.5%, with newly installed generation capacity of approximately 110 million kW, of which thermal generation units will represent a slight increased percentage from last year. In 2019, annual utilization hours of thermal generating units are estimated to be 4,400 hours, representing slight increase from last year. In 2019, the Company will actively participate in the reform of power market, strengthen research and study of power supply and demand and market competition, and design flexible and effective marketing strategies. The Company will also actively participate in power market transactions, attach importance to power sales business, actively participate in the building of electricity trading market and auxiliary service market, continuously explore new business opportunities, make focused efforts to offer value-added services so as to consolidate high-quality client base and improve client stickiness, with the view to gradually transitioning from traditional energy vendor to integrated energy supplier, further enhancing the Company’s market competitiveness, and strengthening the Company’s position in the industry and market.
The trend of the fuel supply
In the coal market, coal supply is expected to be sufficient with increased production from operation of new and expansion coal production projects which have been approved by competent Chinese government agencies, while the effect of environmental protection and safety production inspections, though continuing to weigh upon coal production, will be lessened in 2019. In spite of coal demand from large-scale infrastructure and other projects, consumption of coal by thermal power generators is expected to decrease due to the soft macro-economic conditions, uncertainty of China-U.S. trade relations, industrial transformation and upgrading, as well as increased supply of UHV-based clean energy and nuclear power. The railway capacity continues to increase as the operation of Menghua Railway is expected to ease the resources shortage in “two lakes and one river.” The general supply and demand in the electricity and coal market in 2019 will be eased compared with the tight balance in 2018, with the price moving downward and volatility further reduced. The Coal prices will gradually move to the green range.
The trend of capital market and foreign exchange
In terms of capital market, the Chinese government is expected to implement active fiscal policies and sound monetary policies. The fiscal policies would be focused on reducing taxes and other fiscal levies with the view to addressing, in collaboration with the implementation of monetary polies, funding difficulties and prohibitive funding prices encountered by business enterprises. The sound monetary policies would be implemented to underscore overall economic stability, strengthen counter-cyclical monetary administration, optimize credit structure, and maintain reasonably adequate liquidity. Accordingly, it is expected that the market would have reasonably sufficient funding in 2019 and funding costs are expected to be consistent with slight decline.
F.	Employee benefits
As of December 31, 2018, the Company and its subsidiaries had 57,970 employees within and outside the PRC. The Company and its subsidiaries provide employees with competitive remuneration and link such remuneration to operating results to provide incentives for the employees. Currently, the Company and its subsidiaries do not have any stock or option based incentive plan.
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
The Company is unionized, both at its head office and with respect to all power plants. Labor unions are intended to protect the rights of employees, while allowing the Company to achieve economic objectives. They encourage employees' participation in the Company's decision-making process, and serve as mediators in any dispute between the Company and its employees. The Company has experienced no occurrence of any strike or labor dispute which has impact upon the Company's operations. The Company believes that the Company and its employees are in a good relationship.
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
Based on the development plans of the Company and its subsidiaries and the requirements of individual positions, together with the consideration of specific characteristics of individual employees, the Company and its subsidiaries tailored various training programs for their employees on management, technology and the skills. These programs have enhanced the comprehensive skills of the employees.
G.	Guarantees for loans and restricted assets
As of December 31, 2018, the Company provided guarantees of approximately RMB12.273 billion for the long-term bank loans of Tuas Power.
As of December 31, 2018, the details of secured loans of the Company and its subsidiaries were as follows:

As of December 31, 2018, short-term loans of RMB461 million (2017: RMB24 million) represented the notes receivable that were discounted with recourse. As these notes receivable had not yet matured, the proceeds received were recorded as short-term loans.

As of December 31, 2018, long-term loans of RMB0.986 billion (2017: RMB4.605 billion) of the Company and its subsidiaries were secured by certain property, plant and equipment with net book value of approximately RMB1.756 billion (2017: RMB5.166 billion).

As of December 31, 2018, long-term loans of approximately RMB8.938 billion (2017: RMB10.559 billion) were secured by future electricity and heating revenue of the Company and its subsidiaries.
As of December 31, 2018, the restricted bank deposits of the Company and its subsidiaries were RMB430 million (2017: RMB82 million).
As of December 31, 2018, the property, plant and equipment leased under finance lease of the Company and its subsidiaries with net book value amounted to RMB1.774 billion (2017: RMB2.565 billion).
H.	Off-balance sheet arrangements
As of December 31, 2018, there were no off-balance sheet arrangements which have or are reasonably likely to have an effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
I.	Performance of significant investments and their prospects
The Company acquired 25% equity interest in Shenzhen Energy Group for RMB2.39 billion on April 22, 2003. In 2011, Shenzhen Energy Group divided into a remainder company of the same name and a new company Shenzhen Energy Management Company (“SE Management”), and the Company holds 25% equity interests in each of the two successors. The Company acquired 200 million shares from Shenzhen Energy Corporation (“Shenzhen Energy”), a subsidiary of Shenzhen Energy Group in December 2007. Shenzhen Energy allotted shares with its capital surplus in 2011. In February 2013, Shenzhen Energy merged SE Management through the combination of directional seasoned offering and cash payment to equity holders of SE management, Shenzhen State-owned Assets Administration Commission and the Company. After the merger, the Company held 661 million shares of Shenzhen Energy, representing 25.02% of its equity interests. In 2018, Shenzhen Energy distributed RMB0.80 of cash dividend out of every 10 shares to its equity holders, and the Company held 992 million shares of Shenzhen Energy by December 31, 2018. These investments brought a net profit attributable to the equity holders of the Company of RMB148 million for the year ended December 31, 2018 under IFRS. This investment is expected to provide steady returns to the Company.
The Company held 60% direct equity interest in Sichuan Hydropower as of December 31, 2006. In January 2007, Huaneng Group increased its capital investment in Sichuan Hydropower by RMB615 million, thus reducing the Company’s equity interest in Sichuan Hydropower to 49% and making Huaneng Group the controlling shareholder of Sichuan Hydropower. This investment brought a net profit attributable to the equity holders of the Company of RMB111 million for the year ended 31 December 2018 under IFRS. This investment is expected to provide steady returns to the Company.
J.	Tabular disclosure of contractual obligations and commercial commitments
A summary of payments due by period of our contractual obligations and commercial commitments as of December 31, 2018 is shown in the tables below. A more complete description of these obligations and commitments is included in the Notes to Financial Statements as referenced below.
Contractual Cash Obligations
(RMB in millions)	2019	2020-2021	2022-2023	Thereafter	Total

Long-term loans from Huangeng Group and its subsidiaries(1)	610	1,866	902	1,347	4,725
Long-term bank loans and other loans(1)	20,010	61,419	25,325	38,690	145,444
Long-term bonds(2)	4,000	14,800	5,000	6,200	30,000
Interest payments	6,496	9,160	5,127	5,290	26,073
Operating Lease – Head Office(3)	72	-	-	-	72
Operating Lease – Huabei Branch(3)	9	-	-	-	9
Operating Lease – Shanghai Branch(3)	23	26	6	-	55
Operating Lease – Guangxi Branch(3)	1	1	-	-	2
Operating Lease – Guizhou Branch(3)	2	5	2	-	9
Operating Lease – Chongqing Branch(3)	-	1	-	-	1
Operating Lease – Guangxi Clean Power Branch(3)	-	1	-	-	1
Operating Lease – Nanjing Power Plant(3)	2	5	4	55	66
Operating Lease – Heinongjiang Power(3)	28	52	49	96	225
Operating Lease – Shandong Power(3)	3	7	5	34	49
Operating Lease – Suzhou Thermal Power(3)	1	1	1	-	3
Operating Lease – Zhumadian Fengdian Power(3)	24	8	-	-	32
Operating Lease – Mianchi Clean Power(3)	-	4	-	-	4
Operating Lease – Anyang Energy(3)	4	-	-	-	4
Operating Lease – Ruzhou Clean Power(3)	-	2	-	-	2
Operating Lease – Henan Puyang Clean Energy(3)	-	3	-	-	3
Operating Lease – Shanxi Comprehensive Energy(3)	2	4	4	38	48
Operating Lease – Tuas Power Generation Pte Ltd.(3)	23	48	52	939	1,062
	31,310	87,413	36,477	52,689	207,889

Other commercial commitments
(RMB in millions)	2019	2020-2021	2022-2023	Thereafter	Total

Long – term gas purchase contract(4)	14,311	28,840	24,583	47,417	115,151

______________________________
Notes:
(1)	See Note 25 to the Financial Statements, "Long-term Loans."
(2)	See Note 26 to the Financial Statements, "Long-term Bonds."
(3)	See Note 40 and 43 to the Financial Statements, "Commitments" and "Subsequent Events."
(4)	The numbers shown in the table above were calculated based on the minimum purchases stipulated in the long-term gas contracts disclosed in Note 40 to the Financial Statements.

In addition, in accordance with a 30-year operating lease agreement signed by Huaneng Dezhou Power Plant ("Dezhou Power Plant") and Shandong Land Bureau for the land occupied by Dezhou Power Plant Phases I and II in June 1994, annual rental amounted to approximately RMB30 million effective from June 1994 and is subject to revision at the end of the fifth year from the contract date. Thereafter, the annual rental is subject to revision once every three years. The increment for each rental revision is restricted to no more than 30% of the previous annual rental amount. For the years ended December 31, 2018, 2017 and 2016, the annual rentals were approximately RMB34 million.

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

Disclosures of the pension plans, including the contribution amounts, are included in Note 38 to the Financial Statements.

K.	Impairment sensitivity analysis
Goodwill impairment
The Company and its subsidiaries conducts impairment test on each individually recognized goodwill every year. In 2018, the management recognized goodwill impairment of approximately RMB409 million based on the impairment assessment.
For goodwill allocated to CGUs in the PRC, changes of assumptions in tariff and fuel price could have affected the results of goodwill impairment assessment. As of 31 December 2018, if tariff had decreased by 1% or 5% from management’s estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognize impairment against goodwill by approximately RMB900 million and RMB3,915 million, respectively. If fuel price had increased by 1% or 5% from the management’s estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognize impairment against goodwill by approximately RMB421 million and RMB3,185 million, respectively.
Impairment of other non-current assets
The Company and its subsidiaries will test its property, plant and equipment, land use rights and mining rights suffered any impairment whenever an impairment indication exists.
In 2018, impairment losses for certain property, plant and equipment and mining rights of approximately RMB990 million and RMB135 million have been recognized, respectively. Factors leading to the impairment include lower than expected operating results of subsidiaries in 2018 due to oversupply and fierce competition within the electricity market. In addition, as a result of the low demand of coal-fired power in local market and site selection issues, management estimated the possibility of further development of a coal-fired power project and a wind power project was remote. Therefore the project under construction of two subsidiaries with a carrying value of RMB14 million and 8 million were fully impaired in 2018.
Changes of assumptions in tariff and fuel price will affect the result of property, plant and equipment, land use rights and mining rights impairment assessment. As at 31 December 2018, if tariff had decreased by 1% or 5% from management’s estimates with other variables constant with the expectation, the Company and its subsidiaries would have to further recognize impairment against property, plant and equipment, land use rights and mining rights by approximately RMB460 million and RMB5,599 million, respectively; if fuel price had increased by 1% or 5% from the management’s estimates with other variables constant with the expectations, the impairment against property, plant and equipment, land use rights and mining rights of the Company and its subsidiaries would increase by approximately RMB46 million and RMB1,598 million, respectively.
L.	Prospects for 2019

In 2019, the Company will thoroughly implement development strategies and proactively seize market opportunities. Based on safety and environmental protection, focusing on quality and efficiency, and driven by reform and innovation, it will further promote quality improvement, efficiency enhancement, transformation and upgrading. The Company will focus on its objective of building an internationally leading power generation listed company and continuously improve its business performance, so as to create more values for the nation, the society and its shareholders.

In respect of power generation, the Company will endeavor to implement the state’s plans on safe production and strengthen the accountability of all employees. It will strengthen grading-based risk management and control, hazard investigation and management, as well as anti-violation governance, so as to prevent personal injury and death. It will strengthen the maintenance of generating units and quality evaluation and assessment to maintain a sound overall excellence rate in the overhaul. It will concretely procure “no unplanned outage” of its power plants and unceasingly enhance the safe and stable operation of generating units. The Company will persistently improve the standard of smart power generation and clean power generation as well as diligently promote energy conservation reform and optimize its operation so as to reinforce its leading position in energy saving and environmental protection areas.
In respect of the power marketing, the Company will take a market-oriented approach and strengthen research on policies and trading mechanism to grasp market opportunities. It will create differentiated competitive advantages, optimize regional power generation structure, and strive to expand the scale of transactions. It will actively explore the spot market, accelerate the establishment of the decision-making process for bidding and quoting, the risk control mechanism and the information support system, and push forward the construction of integrated operation centres in pilot areas. It will centrally plan and coordinate cross-provincial and cross- regional transactions and strive to increase transaction prices. It will aim at delivering a domestic power generation of approximately 440.0 billion kWh and average utilization of around 4,200 hours for the year. In areas with low heat prices, it will make active efforts to increase the heat prices. It will further increase the recovery rate of electricity and heat fee.
In respect of fuel, the Company will reinforce policy research and market analysis, and enhance the insights and stability in fuel procurement. The Company will establish a firm and effective fuel supply chain and dynamically optimize long- term contract resources based on the structural outlay and region characteristics of resources. Leveraging on its advantages in scale procurement, the Company will strengthen strategic cooperation with large-scale coal enterprises to strive for a more reasonable pricing mechanism. The Company will further improve the fuel management system, strengthen the management of coal yards, and continuously improve the mixing capability to strictly control fuel costs.
In respect of capital, the Company will closely monitor the changes in the domestic capital market and give full play to its management advantages. In addition to ensuring the efficiency of the main financing channel (i.e. credit financing), the Company will seize the cost advantages presented by the proactive fiscal policy and prudent monetary policy to innovate new financing means and to expand the scale and channels of direct financing, so to ensure the security of funds while striving to reduce capital cost.
The Company will adhere to the new development philosophy, fully reinforce the management of market value and enhance its brand value. The Company will steadily introduce reforms and innovations to strengthen the dynamics for innovation in business development. The Company will safeguard the sound implementation of its various business plans by its solid and efficient basic management standards.
ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.	Directors, members of the supervisory committee and senior management
Directors
The table below sets forth certain information concerning our directors as of March 31, 2019. The current term for all of our directors is three years commencing from the signing of the director service contracts.
Name	Age	Position with us
Shu Yinbiao	60	Chairman of the Board of Directors
Huang Jian	56	Director
Wang Yongxiang	53	Director

Mi Dabin	50	Director
Guo Hongbo	50	Director
Cheng Heng	55	Director
Lin Chong	55	Director
Yue Heng	44	Independent Director
Xu Mengzhou	68	Independent Director
Liu Jizhen	67	Independent Director
Xu Haifeng	63	Independent Director
Zhang Xianzhi	61	Independent Director

SHU Yinbiao, aged 60, is the Chairman and Secretary of the Party Committee of the Company, the Chairman and the Secretary of the Leading Party Members’ Group of Huaneng Group. He was the Chairman of State Grid Corporation of China. He graduated from Wuhan University, majoring in Electric Power System and Its Automation. He holds a doctor degree in engineering. He is a professor-grade senior engineer.

HUANG Jian, aged 56, is a Director of the Company, a dedicated Director and Supervisor appointed by Huaneng Group, a dedicated director of HIPDC, a dedicated director of Shandong Power Generation Co., Ltd., and the Chairman of the Supervisory Committee of Huaneng Renewables Corporation Limited. He was an assistant to the President of Huaneng Group and Chairman of Huaneng Capital Services Co., Ltd. Mr. Huang graduated from the Department of Accounting of Institute of Fiscal Science of the Ministry of Finance with a postgraduate degree of master in economics. He is a senior accountant.

WANG Yongxiang, aged 53, is a Director of the Company, the Chairman and Party Secretary of HIPDC, the Chief of Power Development Business Division and the Shale Gas Exploitation and Utilization Office of Huaneng Group, and the president of GreenGen Co., Ltd. He was the Chairman of Huaneng Lancangjiang Hydropower Co., Inc. and the President of Yunnan branch of Huaneng Group. He graduated from Tsinghua University where he majored in hydraulic engineering and holds a postgraduate degree of master in engineering. He is a professor-grade senior engineer.

MI Dabin, aged 50, is a Director of the Company, the Vice President and a Standing Committee Member of the Party Committee of Hebei Construction & Investment Group Co., Ltd., the Chairman of Hebei Construction& Energy Investment Co., Ltd., the Chairman of Hebei Xingtai Power Generation Limited, the Chairman of Huihai Financing and Leasing Co., Ltd., and the Chairman of CIC Hebei Heat Cogeneration Co., Ltd.. He was the Chief Engineer, Vice President and President of Qinhuangdao Power Generation Co., Ltd., the President of Qinhuangdao Thermal Power Generation Co., Ltd., an assistant to the President and the Head of Production and Operation Department of Hebei Construction & Investment Group Co., Ltd., the President of Qinhuangdao Power Generation Co., Ltd. and Qinhuangdao Thermal Power Generation Co., Ltd. He graduated from North China Electric Power University, majoring in power engineering, and holds a master’s degree. He is a senior engineer.

GUO Hongbo, aged 50, is a Director of the Company, the Chairman and the Secretary of the Party Committee of Liaoning Energy Investment (Group) Limited Liability Company, the director of ShenyangJinshan Energy Limited, and the vice chairman of Liaoning Haitong New Energy Low-Carbon Industrial Equity Investment Fund Limited. He was the president and vice chairman of Liaoning Energy Investment (Group) Limited Liability Company. Mr. Guo graduated from Jilin University with a master’s degree in administrative management, and holds an MBA degree. He is a professor-grade senior engineer.

CHENG Heng, aged 55, is a Director of the Company, the Vice President (group department president level) of the Energy Department of Jiangsu Guoxin Investment Group Limited, the Vice Chairman of Jiangsu Changshu Electric Power Generating Company Limited, the Vice Chairman of Jiangsu Ligang Electric Power Co., Ltd., the Vice Chairman of Jiangsu Ligang Power Generating Co., Ltd., and the Vice Chairman of Yangcheng International Electric Power Co., Ltd.. He previously served as the deputy manager of the Planning Department of Jiangsu International Trust and Investment Corporation, Vice President of Changshu Power Generation Co., Ltd., President of Energy Investment Division 2 of Jiangsu Provincial Investment Management Co., Ltd., and the Vice President of Jiangsu Provincial Investment Management Co., Ltd. He is a university graduate with College education and an economist.

LIN Chong, aged 55, is a Director of the Company, the Vice President and a Member of CPC Committee of Fujian Investment & Development Group Co., Ltd., the Chairman of Zhongmin Offshore Wind Power Co., Ltd., the Vice Chairman of Fujian Mindong Electric Power Limited Company, the Vice Chairman of Fujian Sanming Nuclear Power Co., Ltd., the Vice Chairman of Chinalco Southeast Copper Co., Ltd., the director of Fujian Motor Industry Group Co., Ltd., the director of Fujian Fuqing Nuclear Power Co., Ltd. and the director of King Long Motor Group. Mr. Lin has formerly served as the assistant to the general manager of Fujian Investment & Development Group Co., Ltd., the Director of the Preparatory Office for Fuzhou Baiyun Pumped Storage Hydropower Station, and the Chairman of Fujian Zhongmin Energy Investment Co., Ltd. He graduated from Chongqing University where he majored in electric power system and its automation and holds a master’s degree of science in engineering (postgraduate diploma). Mr. Lin is a senior engineer.
YUE Heng, aged 44, is an Independent Director of the Company, an Associate Professor of Singapore Management University. He is the winner of the first session of China National Funds for Distinguished Young Scientists, the winner of New Century Excellent Talents of the Ministry of Education 2012, the leading accounting talent of Ministry of Finance, the Councilor of Accounting Society of China and the Deputy Editor-in-Chief of CJAS magazine of Accounting Society of China. He was the Associate Professor, Professor, Dean and Doctorate Mentor of Accounting Department of Guanghua Management School of Peking University. He graduated from Tulane University in the United States with a doctor’s degree in accounting.
XU Mengzhou, aged 68, is an Independent Director of the Company, a professor of RUC Law School of Renmin University of China (RUC), an Independent Director of Shandong Hualu-Hengsheng Chemical Co., Ltd., ENN Ecological Holdings Co. Ltd., and an Independent Director of iHandy Group (non-listed company). He served as a professor of International Studies of Renmin University of China. He graduated from the RUC, with a doctor’s degree in Economic Laws.
LIU Jizhen, aged 67, is an Independent Director of the Company, a Director of the National Key Laboratory of New Energy Power System of North China Electric Power University, a chief scientist of the 973 Program, the Vice President of the China Electricity Council, the Vice President of the Chinese Society for Electrical Engineering, the Vice President of the Chinese Society of Power Engineering, a fellow of the Institution of Engineering and Technology (FIET) and an independent director of Datang International Power Generation Co., Ltd. Mr. Liu was formerly the President of Wuhan University of Hydraulic and Electrical Engineering and the President of North China Electric Power University. He is a professor, a doctoral supervisor and an academician of the Chinese Academy of Engineering.
XU Haifeng, aged 63, is an Independent Director of the Company. He successively served as the Chairman and President of China Railway Express Co., Ltd., the director and Vice President of Beijing-Shanghai High Speed Railway Co., Ltd., the Managing Commander-in-Chief of the General Headquarters for the Construction of Beijing-Shanghai High Speed Railway of the Ministry of Railways, and the Vice Chairman and President of Beijing-Shanghai High Speed Railway Co., Ltd. He graduated from Beijing Jiaotong University where he majored in transportation organization and automation. He has an EMBA degree from the Guanghua School of Management of Peking University.
ZHANG Xianzhi, aged 61, is an Independent Director of the Company, a professor and a doctoral supervisor of Dongbei University of Finance and Economics. He is serving concurrently as independent director at CGN Nuclear Technology Development Co., Ltd., Dalian Zhiyun Automation Co., Ltd., Yingkou Port Liability Co., Ltd. and Dalian Tianbao Green Foods Co., Ltd.. Mr. Zhang was formerly an accountant of Dalian City Transportation Bureau, a researcher of Dalian Economic Commission, professor and vice dean of the accounting school of Dongbei University of Finance and Economics, and director of Sino-German Management and Control Research Centre, etc. He graduated from Dongbei University of Finance and Economics with a major in industrial economics and holds a doctorate degree.

Supervisors
The table below sets forth certain information concerning our supervisors as of March 31, 2019. The current term for all of our supervisors is three years, which will expire in 2020.
Name	Age	Position with us
Ye Xiangdong	51	Chairman of the Board of Supervisors
Mu Xuan	43	Vice Chairman of the Board of Supervisors
Zhang Mengjiao	54	Supervisor
Gu Jianguo	52	Supervisor
Zhang Xiaojun	52	Supervisor
Zhang Xiancheng	55	Supervisor

YE Xiangdong, aged 51, is the Chairman of the Supervisory Committee of the Company and the Vice President and a Member of the Leading Party Members' Group of Huaneng Group. He was the Executive Director and President of Huaneng Hulun Buir Energy Development Company Ltd. and the Chief Engineer of Huaneng Group. He graduated from Chongqing University, majoring in thermal energy, and holds a master’s degree in Engineering. He is a senior engineer.

MU Xuan, aged 43, is the Vice Chairman of the Supervisory Committee of the Company, the Vice President and a Member of CPC Committee of Dalian Construction Investment Group Co., Ltd., the Director and President of Dalian LNG Pipeline Co., Ltd. He was the assistant to the President of Dalian Construction Investment Co., Ltd. and the assistant to the President of Dalian Construction Investment Group Co., Ltd. He graduated from Dongbei University of Finance and Economics, majoring in Technical Economy and Management. He is a master degree postgraduate and a registered accountant.

ZHANG Mengjiao, aged 54, is a Supervisor of the Company and the Deputy Chief Accountant of HIPDC. She was the Deputy Manager of the Finance Department of the Company and the Manager of the Finance Department of HIPDC. She graduated from Xiamen University, majoring in accounting. She is a master’s degree postgraduate in economics and is a senior accountant.

GU Jianguo, aged 52, is a Supervisor of the Company, the Chairman of Nantong Investment & Management Limited Company, and the Vice President of Nantong City Construction Group Co., Ltd.. He was the Chief of Nantong Investment Management Centre, Director and President of Nantong Investment & Management Limited Company. He graduated from Nanjing University of Aeronautics and Astronautics with a bachelor’s degree. He is an economist. He holds a Master of Business Administration from Antai College of Economics and Management (ACEM) at Shanghai Jiao Tong University.

ZHANG Xiaojun, aged 52, is a Supervisor and Manager of the Discipline Inspection, Supervision and Audit Department of the Company. She was Deputy Manager of the Administration Department and the Vice Chairman of Labour Union of the Company. She graduated from the Central Party School of the Communist Party of China, majoring in economic management, and holds a bachelor’s degree. She is an accountant.

ZHANG Xiancheng, aged 54, is a Supervisor and the Manager of Party Building Work Department of the Company. He was the Manager of the Political Work Department of the Company. He graduated from Northeast Agriculture University, majoring in business administration, and holds a bachelor’s degree in economics. He is a senior economist.

Other Executive Officers
ZHAO Keyu, aged 52, is the President and Deputy Party Secretary of the Company. He was the Chief of the Planning and Development Department, Chief of Office, and Director and Secretary of the Party Office of Huaneng Group. He graduated from Wuhan University, majoring in software engineering, and is postgraduate with a master’s degree in engineering. He is a senior political work specialist.
ZHAO Ping, aged 56, is the Vice President and the Deputy Party Secretary of the Company. He graduated from Tsinghua University, majoring in thermal engineering, is a postgraduate with a master’s degree in science. He is a professor-grade senior engineer. He enjoyed special government allowance of the State Council.
WU Senrong, aged 57, is currently the Vice President and a Member of Party Committee of the Company. He was a Member of the Party Committee and the Secretary of the Discipline Inspection commission of the Company. He graduated from the Economic Management School of Tsinghua University with an EMBA degree. He is a professor-grade senior engineer.
SONG Zhiyi, aged 58, is the Vice President and a Member of Party  Committee of the Company. He graduated from the Guanghua Management Institute of Peking University, with an MBA degree. He is a senior engineer.
LI Jianmin, aged 57, is a Member of Party Committee and Vice President of the Company. He graduated from North China Electricity College, majoring in power plant and electricity system, with a bachelor’s degree in science. He is a professor-grade senior engineer.
LIU Ranxing, aged 56, is the Vice President, a Member of Party Committee and the Secretary of the Discipline Inspection commission of the Company. He was the President of Huaneng Energy & Communications Holdings Co., Ltd. He graduated from Harbin Institute of Technology, majoring in management engineering, with a master’s degree in science. He is a professor-grade senior engineer.
HUANG Lixin, aged 52, is currently the Chief accountant and a Member of Party Committee of the Company. He was the Manager of the Finance Department of the Company and Director of the Finance Department of Huaneng Group. He graduated from the Economic Management School of Tsinghua University with an EMBA degree. He is a senior accountant.
HUANG Chaoquan, aged 53, is currently the Secretary to the Board and Manager of the Administration Department of the Company. He was the Manager of the Corporate Management Department of the Company. He graduated from Harbin University of Science and Technology with a postgraduate degree in Management Engineering. He is a senior economist.
B.	Compensation for Directors, Supervisors and Executive Officers
The table below sets forth the compensation on individual basis for the directors, supervisors and other executive officers for the year ended December 31, 2018:

Name	Position with the Company	Pre-tax Remuneration Paid by the Company in 2018(1)
		(RMB in thousand)
Directors
Huang Jian	Director	-
Wang Yongxiang	Director	-
Mi Dabin	Director	-
Guo Hongbo	Director	-
Cheng Heng	Director	-
Lin Chong	Director	-
Yue Heng	Independent Director	74
Xu Mengzhou	Independent Director	74
Liu Jizhen	Independent Director	74
Xu Haifeng	Independent Director	74
Zhang Xianzhi	Independent Director	74
Cao Peixi(2)	Former Chairman of the Board of Directors	-
Liu Guoyue(3)	Former Executive Director and President	-
Fan Xiaxia(4)	Former Director	-

Sub-total		370

Supervisors
Ye Xiangdong	Chairman of the Board of Supervisors	-
Mu Xuan	Vice Chairman of the Board of Supervisors	-
Zhang Mengjiao	Supervisor	-
Gu Jianguo	Supervisor	-
Zhang Xiaojun	Supervisor	760
Zhang Xiancheng(5)	Supervisor	145
Zhu Daqing	Former Supervisor	379

Sub-total		1,284

Other Executive officers
Zhao Keyu(6)	President	409
Zhao Ping	Vice President	856
Wu Senrong	Head of Discipline Inspection Group	856
Song Zhiyi	Vice President	856
Li Jianmin	Vice President	856
Liu Ranxing	Vice President	856
Huang Lixin	Chief Accountant	855
Huang Chaoquan	Secretary to the Board of Directors	757
Zhou Hui(7)	Former Vice President	198
He Yong(8)	Former Chief Engineer	264

Sub-total		6,763

Total		9,027
_____________________________
Notes:
(1)
The remuneration paid by the Company in 2018 includes fees, basic salaries, performance salaries and pension. Please see Note 38 to the Item 18 Financial Statements, "Directors', supervisors' and senior management's emoluments."

(2)	Mr. Cao Peixi resigned on January 30, 2019.
(3)	Mr. Liu Guoyue resigned on May 15, 2018.
(4)	Mr. Fan Xiaxia resigned on February 28, 2018.

(5)	Mr. Zhang Xiancheng was elected on October 30, 2018.
(6)	Mr. Zhao Keyu was appointed as the President on July 31, 2018.
(7)	Ms. Zhou Hui resigned in March 2018.
(8)	Mr. He Yong resigned in April 2018.
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
The members of Audit Committee are Mr. Yue Heng (Chairman), Mr. Xu Mengzhou, Mr. Liu Jizhen, Mr. Xu Haifeng and Mr. Zhang Xianzhi.
The members of Strategy Committee are Mr. Shu Yinbiao (Ad hoc Chairman), Mr. Huang Jian, Mr. Wang Yongxiang, Mr. Liu Jizhen and Mr. Xu Haifeng.
The members of Nomination Committee are Mr. Liu Jizhen (Chairman), Mr. Mi Dabin, Mr. Lin Chong, Mr. Yue Heng, Mr. Xu Mengzhou and Mr. Zhang Xianzhi.
The members of Remuneration and Appraisal Committee are Mr. Zhang Xiangzhi (Chairman), Mr. Guo Hongbo, Mr. Cheng Heng, Mr. Yue Heng, Mr. Liu Jizhen and Mr. Xu Haifeng.

D.	Employees
As of December 31, 2018, we had 57,960 employees. Of these, 124 were headquarters management staff, 18,139 were management and technical staff of our subsidiaries, and the remainder was workers, ancillary service personnel and others. Approximately 77% of our work force graduated from university or technical college. As of December 31, 2016 and 2017, we had 42,210 and 53,962 employees, respectively.
We conduct continuing education programs for our employees at our head office and at each power plant. We provide training in foreign language, computer, operating and other areas to our managerial professionals and technicians in their relevant fields. Employees are trained in accordance with the different requirements for professional and managerial positions.
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
Total remuneration of our employees includes salaries, bonuses and allowances. The remuneration level of each employee is linked to the performance of our company as well as the individual employee himself/herself. The employees also receive certain benefits in the form of education and health services subsidized by the Company and other miscellaneous subsidies.
In compliance with the relevant regulations, we and our employees participate in the local government pension plan under which all the employees are entitled to pension payments upon retirement. See Note 38 to the Financial Statements. The Company also participates in the social insurance program administered by the social security institution, under which all employees are entitled to certain social insurance benefits, subject to adjustments in accordance with relevant PRC regulations. The Company is in compliance with all social insurance regulations and has no overdue obligations for any social insurance contribution.
E.	Share ownership
None of our directors, supervisors or senior management owns any of our shares.
ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.	Major shareholders
Our outstanding ordinary shares consist of A Shares and H Shares, each with a par value of RMB1.00 per share. The following table sets forth certain information regarding our major shareholders as of March 31, 2019.
Shareholder	Number of shares	Approximate percentage in the total issued domestic share capital %	Approximate percentage in the total issued share capital %
Huaneng International Power Development Corporation	5,066,662,118	46.07	32.28
China Huaneng Group Co. Ltd.(1)	1,629,264,402	14.81	10.38

Shareholder	Number of shares		Approximate percentage in the total issued domestic share capital %		Approximate percentage in the total issued share capital %
China Hua Neng Hong Kong Company Limited	472,000,000	(2)	10.04	(2)	3.01
_____________________________
Notes:
(1)	Of the 1,629,264,402 shares, 74,139,853 domestic shares through its controlling subsidiary, Huaneng Finance Corporation Limited.
(2)	472,000,000 shares are H Shares and represent 10.04% of the total issued H Shares of the Company and 3.01% of the total issued share capital of the Company.
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
On October 15, 2018, we completed the non-public issuance of 497,709,919 A Shares at the price of RMB6.55 per share.
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
Huaneng Group continued to perform the undertaking as made previously that it would procure relevant parties such as Huaneng Energy and Transportation (Holding) Company Limited to inject non-listed conventional energy assets located in Shandong to the Company after completion of the asset disposal transaction announced on September 30, 2017 by Shandong Xinneng Taishan Power Generation Co., Ltd. On July 31, 2018, Shandong Company (a subsidiary of the Company) and Taishan Power (a subsidiary of Huaneng Energy and Transportation (Holding) Company Limited) entered into an agreement, pursuant to which Shandong Company acquired from Taishan Power its power assets which were formerly purchased from Shandong Xinneng Taishan Power Generation Co Ltd. Huaneng Group. Therefore our abovementioned undertaking has been fulfiled.
B.	Related party transactions
Guarantees
The table below sets forth information on guarantees provided by Huaneng Group, HIPDC and the Company to the related parties in 2018 for the purposes of financing their operation, construction and renovation.
Guarantor	Guarantee	Interest Rate	Largest Amount Outstanding in 2018	Amount Outstanding as of December 31,2018
		%	(RMB)	(RMB)
Huaneng Group	Yangliuqing Power Company(1)	2.15	172,568,290.63	142,006,568.31
	Hainan Power(1)	4.17	250,000,000.00	125,000,000.00
	Nongan Biomass(1)	4.41	42,578,800.00	19,354,500.00
	Shandong Power(1)	6.03	1,210,000,000.00	605,000,000.00
	Ruyi Pakistan Energy(1)	6.86	3,205,792,390.58	2,136,747,553.68
HIPDC	The Company	5.00	2,000,000,000.00	2,000,000,000.00
	Ruijin Power(1)	4.41	99,600,000.00	57,200,000.00
The Company	Tuas Power Company(1)	SIBOR+1.65	10,807,738,211.20	10,702,964,205.78
	Tuas Power Company(1)	SIBOR+1.65	1,584,928,085.55	1,569,563,236.72
Note:
(1)   These entities are subsidiaries of the Company.

Loans
The table below sets forth the loans made by Huaneng Group and subsidiaries of Huaneng Group, and the Company to the related parties in 2018 for the purposes of financing their operation, construction and renovation.
Lender	Borrower	Interest Rate	Largest Amount Outstanding in 2018	Outstanding Balance as of December 31, 2018
		%	(RMB)	(RMB)
Huaneng Finance	Weihai Power Plant	4.1325	100,000,000.00	100,000,000.00
Huaneng Finance	Huaiyin II Power	4.1325	300,000,000.00	300,000,000.00
Huaneng Finance	Suzhou Industrial Park	4.1325	70,000,000.00	70,000,000.00
Huaneng Finance	Qinbei Power Plant	4.1325	200,000,000.00	200,000,000.00
Huaneng Finance	Qinbei Power Plant	4.1325	200,000,000.00	200,000,000.00
Huaneng Finance	Yushe Power Plant	4.35	330,000,000.00	330,000,000.00

Lender	Borrower	Interest Rate	Largest Amount Outstanding in 2018	Outstanding Balance as of December 31, 2018
		%	(RMB)	(RMB)
Huaneng Finance	Xindian Power Plant	4.35	100,000,000.00	100,000,000.00
Huaneng Finance	Xindian Power Plant	4.35	100,000,000.00	100,000,000.00
Huaneng Finance	Luohuang Power Plant	4.1325	100,000,000.00	100,000,000.00
Huaneng Finance	Luohuang Power Plant	4.1325	100,000,000.00	100,000,000.00
Huaneng Finance	Luohuang Power Plant	4.1325	200,000,000.00	200,000,000.00
Huaneng Finance	Pingliang Power Plant	4.35	100,000,000.00	100,000,000.00
Huaneng Finance	Pingliang Power Plant	4.35	100,000,000.00	100,000,000.00
Huaneng Finance	Pingliang Power Plant	4.35	100,000,000.00	100,000,000.00
Huaneng Finance	Pingliang Power Plant	4.75	100,000,000.00	100,000,000.00
Huaneng Finance	Yangliuqing Co-generation	4.1325	100,000,000.00	100,000,000.00
Huaneng Finance	Yangliuqing Co-generation	4.1325	200,000,000.00	200,000,000.00
Huaneng Finance	Yangliuqing Co-generation	4.1325	100,000,000.00	100,000,000.00
Huaneng Finance	Xiangqi Hydropower	4.1325	50,000,000.00	50,000,000.00
Huaneng Finance	Xiangqi Hydropower	4.1325	50,000,000.00	50,000,000.00
Huaneng Finance	Yingkou Co-generation	4.1325	300,000,000.00	300,000,000.00
Huaneng Finance	Qingdao Port	4.1325	60,000,000.00	60,000,000.00
Huaneng Finance	Qingdao Port	4.5125	40,000,000.00	40,000,000.00
Huaneng Finance	Taicang Port	4.1325	150,000,000.00	150,000,000.00
Huaneng Finance	Tongxiang CCGT	4.35	200,000,000.00	200,000,000.00
Huaneng Finance	Qingdao Co-generation	4.655	195,000,000.00	187,000,000.00
Huaneng Finance	Luoyang Co-generation Power Plant	4.35	100,000,000.00	100,000,000.00
Huaneng Finance	Luoyang Yangguang Power Plant	4.35	100,000,000.00	100,000,000.00
Huaneng Finance	Fuyuan Wind Power	4.1325	15,000,000.00	15,000,000.00
Huaneng Finance	Panzhou Wind Power	4.655	200,000,000.00	200,000,000.00
Huaneng Finance	Dongshan CCGT	4.1325	100,000,000.00	100,000,000.00
Huaneng Finance	Tongshan Wind Power	4.1325	142,000,000.00	142,000,000.00
Huaneng Finance	Nanjing Thermal Power	4.2195	70,000,000.00	70,000,000.00
Huaneng Finance	Nanjing Thermal Power	4.35	150,000,000.00	150,000,000.00
Huaneng Finance	Luhe Wind Power	4.5125	28,000,000.00	28,000,000.00
Huaneng Finance	Lingang Co-generation CCGT	4.1325	100,000,000.00	100,000,000.00
Huaneng Finance	Lingang Co-generation CCGT	4.1325	170,000,000.00	170,000,000.00
Huaneng Finance	Mianchi Co-generation	4.35	200,000,000.00	200,000,000.00
Huaneng Finance	Mianchi Co-generation	4.35	100,000,000.00	100,000,000.00
Huaneng Finance	Yingkou Xianrendao Co-generation Power	4.35	15,000,000.00	15,000,000.00
Huaneng Finance	Yingkou Xianrendao Co-generation Power	4.35	50,000,000.00	50,000,000.00
Huaneng Finance	Changxing Photovoltaic	4.5125	35,000,000.00	35,000,000.00
Huaneng Finance	Zhongxiang Hujiawan Wind Power	4.655	200,000,000.00	191,000,000.00
Huaneng Finance	Zhumadian Wind Power	4.1325	180,000,000.00	180,000,000.00
Huaneng Finance	Wuhan Power	4.1325	200,000,000.00	200,000,000.00

Lender	Borrower	Interest Rate	Largest Amount Outstanding in 2018	Outstanding Balance as of December 31, 2018
		%	(RMB)	(RMB)
Huaneng Finance	Wuhan Power	4.1325	150,000,000.00	150,000,000.00
Huaneng Finance	Wuhan Power	4.1325	150,000,000.00	150,000,000.00
Huaneng Finance	Anyuan Power	4.35	200,000,000.00	200,000,000.00
Huaneng Finance	Hualiangting Hydropower	4.1325	8,000,000.00	8,000,000.00
Huaneng Finance	Chaohu Power	4.5125	150,000,000.00	150,000,000.00
Huaneng Finance	Jingmen Thermal Power	4.1325	200,000,000.00	200,000,000.00
Huaneng Finance	Jingmen Thermal Power	4.1325	200,000,000.00	200,000,000.00
Huaneng Finance	Suzhou CCGT	4.1325	100,000,000.00	100,000,000.00
Huaneng Finance	Suzhou CCGT	4.1325	100,000,000.00	100,000,000.00
Huaneng Finance	Suzhou CCGT	4.35	100,000,000.00	100,000,000.00
Huaneng Finance	Ruijin Power	4.1325	200,000,000.00	200,000,000.00
Huaneng Finance	Yingcheng Thermal Power	4.2195	150,000,000.00	150,000,000.00
Huaneng Finance	Yingcheng Thermal Power	4.2195	150,000,000.00	150,000,000.00
Huaneng Finance	Suizhou Power Plant	4.655	100,000,000.00	95,500,000.00
Huaneng Finance	Dongguan CCGT	4.655	200,000,000.00	200,000,000.00
Huaneng Finance	Yueyang Xingang Photovoltaic	4.1325	10,000,000.00	10,000,000.00
Huaneng Finance	Lvyuan Wind Power	4.35	20,000,000.00	20,000,000.00
Huaneng Finance	Lvyuan Wind Power	4.5125	30,000,000.00	30,000,000.00
Huaneng Finance	Hegang Power Plant	4.35	100,000,000.00	100,000,000.00
Huaneng Finance	Hegang Power Plant	4.35	80,000,000.00	80,000,000.00
Huaneng Finance	Tongjiang Wind Power	4.1325	50,000,000.00	50,000,000.00
Huaneng Finance	Xinhua Power Plant	4.5125	50,000,000.00	50,000,000.00
Huaneng Finance	Jilin Power	4.75	200,000,000.00	200,000,000.00
Huaneng Finance	Dongying New Energy	4.41	244,500,000.00	232,000,000.00
Huaneng Finance	Jiaxiang Power	4.35	40,000,000.00	40,000,000.00
Huaneng Finance	Jiaxiang Power	4.35	100,000,000.00	100,000,000.00
Huaneng Finance	Jiaxiang Power	4.35	50,000,000.00	50,000,000.00
Huaneng Finance	Jiaxiang Power	4.35	50,000,000.00	50,000,000.00
Huaneng Finance	Jiaxiang Power	4.35	50,000,000.00	50,000,000.00
Huaneng Finance	Jiaxiang Power	4.35	50,000,000.00	50,000,000.00
Huaneng Finance	Jiaxiang Power	4.35	50,000,000.00	50,000,000.00
Huaneng Finance	Laiwu Power	4.1325	100,000,000.00	100,000,000.00
Huaneng Finance	Laiwu New Energy	4.75	20,000,000.00	20,000,000.00
Huaneng Finance	Liaocheng Co-generation	4.35	60,000,000.00	60,000,000.00
Huaneng Finance	Liaocheng Co-generation	4.35	60,000,000.00	60,000,000.00
Huaneng Finance	Liaocheng Co-generation	4.35	100,000,000.00	100,000,000.00
Huaneng Finance	Liaocheng Co-generation	4.35	60,000,000.00	60,000,000.00
Huaneng Finance	Liaocheng Co-generation	4.5125	100,000,000.00	100,000,000.00
Huaneng Finance	Liaocheng Co-generation	4.5125	60,000,000.00	60,000,000.00
Huaneng Finance	Linyi Power	4.1325	100,000,000.00	100,000,000.00

Lender	Borrower	Interest Rate	Largest Amount Outstanding in 2018	Outstanding Balance as of December 31, 2018
		%	(RMB)	(RMB)
Huaneng Finance	Qufu Co-generation	4.35	261,000,000.00	261,000,000.00
Huaneng Finance	Ruyi Helan Rooftop Photovoltaic	4.41	72,000,000.00	71,500,000.00
Huaneng Finance	Yantai Bajiao	4.35	200,000,000.00	200,000,000.00
Huaneng Finance	Yantai Bajiao	4.655	200,000,000.00	200,000,000.00
Huaneng Finance	Baiyanghe Power Plant	4.1325	40,000,000.00	40,000,000.00
Huaneng Finance	Baiyanghe Power Plant	4.1325	100,000,000.00	100,000,000.00
Huaneng Finance	Baiyanghe Power Plant	4.1325	110,000,000.00	110,000,000.00
Huaneng Finance	Baiyanghe Power Plant	4.1325	60,000,000.00	30,000,000.00
Huaneng Finance	Muping Wind Power	4.5125	6,000,000.00	6,000,000.00
Huaneng Finance	Penglai Wind Power	4.1325	30,000,000.00	30,000,000.00
Huaneng Finance	Penglai Wind Power	4.41	193,000,000.00	187,000,000.00
Huaneng Finance	Penglai Wind Power	4.513	50,000,000.00	50,000,000.00
Huaneng Finance	Yantai Power Plant	4.1325	450,000,000.00	433,000,000.00
Huaneng Finance	Yantai Power Plant	4.5125	100,000,000.00	100,000,000.00
Huaneng Finance	Yantai Power Plant	4.5125	50,000,000.00	50,000,000.00
Huaneng Finance	Sishui Photovoltaic	4.275	10,000,000.00	10,000,000.00
Huaneng Finance	Weishan New Energy	4.35	100,000,000.00	100,000,000.00
Huaneng Finance	Weishan New Energy	4.655	200,000,000.00	140,000,000.00
Huaneng Finance	Huaneng Information Company	4.5125	6,000,000.00	6,000,000.00
Huaneng Finance	Zhanhua Photovoltaic	4.41	447,000,000.00	346,000,000.00
Huaneng Finance	Boshan Photovoltaic	4.75	10,000,000.00	10,000,000.00
Huaneng Finance	Liaocheng Changrun	4.35	90,000,000.00	90,000,000.00
Huaneng Finance	Liaocheng Changrun	4.75	1,000,000.00	1,000,000.00
Huaneng Finance	Laiwu Thermal Power	4.1325	70,000,000.00	70,000,000.00
Huaneng Finance	Liaocheng Thermal Power	4.5125	50,000,000.00	50,000,000.00
Huaneng Finance	Liaocheng Thermal Power	4.5125	50,000,000.00	50,000,000.00
Huaneng Finance	Liaocheng Thermal Power	4.5125	50,000,000.00	50,000,000.00
Huaneng Finance	Rizhao Power Plant	4.1325	150,000,000.00	150,000,000.00
Huaneng Finance	Yantai 500	4.75	50,000,000.00	50,000,000.00
Huaneng Finance	Zhongyuan CCGT	4.5125	200,000,000.00	100,000,000.00
Huaneng Finance	Zhongyuan CCGT	4.5125	200,000,000.00	100,000,000.00
Huaneng Finance	Zhongyuan CCGT	4.75	200,000,000.00	100,000,000.00
Huaneng Group	The Company	4.75	24,530,000.00	24,530,000.00
Huaneng Group	The Company	4.75	640,694,600.00	640,694,600.00
Tiancheng Financial Leasing	Pingliang Power Plant	4.4175	65,000,000.00	45,000,000.00
Tiancheng Financial Leasing	Pingliang Power Plant	4.4175	177,894,736.82	123,157,894.70
Tiancheng Financial Leasing	Zhumadian Wind Powe	4.75	18,876,560.00	18,876,560.00
Tiancheng Financial Leasing	Anyang Energy	4.75	184,500,000.00	102,500,000.00
Tiancheng Financial Leasing	Mianchi Clean Energy	4.75	53,200,000.00	53,200,000.00
Tiancheng Financial Leasing	Shuangyu Photovoltaic	4.03	79,910,354.10	70,051,643.19
Tiancheng Financial Leasing	Zhaodong Dechang Photovoltaic	4.03	50,922,522.00	50,741,853.02
Huaneng Yuncheng Commercial Factoring (Tianjin) Co., Ltd.	Ruijin Power Plant	6.9	50,000,000.00	50,000,000.00

Lease Agreement
On August 2, 2016, we entered into a leasing agreement and a property management agreement with Huaneng Property Co., Ltd., pursuant to which a total area of 30,465.70 square meters in Huaneng Mansion will be leased to us and the annual rent (including the property management fee) is RMB 114.54 million, effective from July 1, 2016 to June 30, 2019. On December 18, 2018, we have entered into an amendment agreement with Huaneng Property Co., Ltd., pursuant to which the lease area was amended as 19,210.00 square meters and the annual rent was amended as RMB 72.22 million.
Transactions with Huaneng Group
On December 12, 2017, we entered into the Huaneng Group Framework Agreement with Huaneng Group, for a term commencing on January 1, 2018 and expiring on December 31, 2018. Pursuant to the Huaneng Group Framework Agreement, we will conduct, among other things, the following transactions with Huaneng Group and its subsidiaries and associates: (i) purchase of ancillary equipment and parts; (ii) purchase of fuel and transportation services; (iii) leasing of facilities, land and office spaces; (iv) technical services, engineering contracting services and other services; (v) provision of entrusted sale services; (vi) sale of products; (vii) purchase of electricity; (viii) sale of electricity; and (ix) purchase of heat. Such transactions will be conducted on an on-going basis.
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

In 2018, we paid RMB20,777.60 million, RMB879.65 million, RMB3,210.18 million, RMB1,942.47 million and RMB2,087.60 million, respectively, to China Huaneng Group Fuel Co., Ltd., Huaneng Energy & Communications Holdings Co., Ltd. and its subsidiaries, Gansu Huating Coal Power Co., Ltd., Shanghai Time Shipping and Huaneng Hulunbuir Energy Development Company Ltd. for coal purchase and service fees incurred for transportation.
Transaction with Tiancheng Financial Leasing
On December 5, 2016, we entered into the Financial Leasing Agreement with Huaneng Tiancheng Financial Leasing Co., Ltd., or Tiancheng Financial Leasing, a subsidiary of Huaneng Group, for a term commencing on January 1, 2017 and expiring on December 31, 2019. The Financial Leasing Agreement provided the upper limit of the leasing transaction under the agreement between 2017 through 2019, and requires the internal approval and information disclosure for the proposed transactions. Pursuant to the Financial Leasing Agreement, the maximum outstanding balance of the financial lease, on a daily basis, will not exceed RMB12.000 billion, and the interest, on an annual basis, shall not exceed RMB800 million. As of December 31, 2018, the maximum outstanding balance we had at Tiancheng Financial Leasing was RMB 4.267 billion, and our annual interest was RMB145 million.
Transactions with Huaneng Finance
On December 31, 2016, we entered into the Huaneng Finance Framework Agreement with Huaneng Finance, a subsidiary of Huaneng Group, for a term commencing on January 1, 2017 and expiring on December 31, 2019. Pursuant to the Huaneng Finance Framework Agreement, we will enter into the following transactions with Huaneng Finance: (i) placing cash deposits by us with Huaneng Finance; (ii) provision of discounting services by Huaneng Finance to us; and (iii) provision of loan advancement by Huaneng Finance to us. Such transactions will be conducted on an on-going basis and will constitute continuing connected transactions under the Hong Kong Listing Rules. During the period from 2017 to 2019, the maximum outstanding balance of the deposits to be placed with Huaneng Finance under the Huaneng Finance Framework Agreement, on a daily basis, will not exceed RMB13.000 billion. As of December 31, 2018, we placed with Huaneng Finance current deposits of approximately RMB10,915 million, which bore interest rates ranging from 0.35% to 1.35% per annum.
Transaction with Hebei Hanfeng Power Generation Limited Liability Company
On September 12, 2017, we entered into an agreement with Hebei Hanfeng Power Generation Limited Liability Company, ("Hebei Hanfeng") for an effective period from January 1, 2018 to December 31, 2018. Pursuant to the transfer agreement, we and our subsidiaries shall purchase electricity from Hebei Hanfeng and its subsidiary and associates. The cap of the transaction amount for purchase of electricity by us and our subsidiaries from Hebei Hanfeng and its subsidiaries and associates is estimated to be RMB600 million.

Capital Increase in Tiancheng Leasing
On February 12, 2018, the Company entered into a capital increase agreement with the existing shareholders of  Tiancheng Financial Leasing, pursuant to which the  Company and the existing shareholders of Tiancheng Financial Leasing agreed to subscribe by way of cash for the new registered capital of Tiancheng Financial Leasing pro rata to their respective proportion of shareholding in Tiancheng Financial Leasing. The Company paid to Tiancheng Leasing an amount of not more than RMB270 million as the consideration of the capital increase, which sum was funded by the Company’s internal cash resources.
Acquisition of Equity Interests in Liaocheng Thermal Power, Laizhou Wind Power, Laiwu Thermal Power and Laiwu Power Generation
On July 31, 2018, Shandong Power (a subsidiary of the Company) and Taishan Power entered into the Transfer Agreement, pursuant to which Shandong Power shall acquire from Taishan Power (i) 75% interests in the registered capital of Shandong Huaneng Liaocheng Thermal Power Company Limited (“Liaocheng Thermal Power”), (ii) 80% interests in the registered capital of Shandong Huaneng Laizhou Wind Power Generation Company Limited (“Laizhou Wind Power”), (iii) 80% interests in the registered capital of Shandong Huaneng Laiwu Thermal Power Company Limited (“Laiwu Thermal Power”), and (iv) 15% interests in the registered capital of Huaneng Laiwu Power Generation Limited (“Laiwu Power Generation”) at the consideration of RMB1,800,020,000. Upon completion of the Transfer, Liaocheng Thermal Power, Laizhou Wind Power, and Laiwu Thermal Power will become subsidiaries of Shandong Company.
Formation of Joint Venture
On October 23, 2018, Jiangsu Company (a branch of the Company) entered into the joint venture and cooperation agreement with Hua Neng HK and CSIC Haizhuang (Beijing) Renewables Energy Investment Co., Ltd. (“Haizhuang Renewables”). Pursuant to the terms and conditions of the joint venture and cooperation agreement, the Company would jointly establish Huaneng Shengdong Rudong Offshore Wind Power Co., Ltd. (“Shengdong”) with Hua Neng HK and Haizhuang Renewables. The Company would subscribe for the registered capital of no more than RMB790 million by cash with its own fund; Hua Neng HK would subscribe for the registered capital of RMB200 million (or its equivalent) by cash; and Haizhuang Renewables would subscribe for the registered capital of RMB10 million by injecting net assets of its wholly-owned subsidiary Shengdong Rudong Offshore Wind Power Co., Ltd. with value of RMB10 million after valuation.
For a detailed discussion of related party transactions, see Note 37 to the Financial Statements.
C.	Interests of experts and counsel
Not applicable.
ITEM 8	FINANCIAL INFORMATION
A.	Consolidated statements and other financial information
See pages F-1 to F-144.
Legal proceedings
As of December 31, 2018, we are not a defendant in any material litigation or arbitration and no litigation or claim of material importance is known to us or any member of the Board of directors of us to be pending or threatened against us.
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
In addition, in order to allow all shareholders to better benefit from the development results of the Company, after considering the Company's strategic planning and development targets, industry development trends and other factors, the Company decided to further increase the proportion of cash dividends to shareholders in the next three years, and accordingly formulated the Shareholders Return Plan for the Next Three Years (2018 to 2020) of Huaneng Power International, Inc. pursuant to relevant regulations. Detailed terms and the proportion of the Company's cash dividends in the next three years are: when the profit and accumulated undistributed profits in the current year are positive, and on condition that the Company's cash flow is able to meet the need for its ordinary operation and sustainable development, the Company shall distribute dividends in cash and the annual cash dividend payout shall, in principle, be no less than 70% of the realized distributable profits stated in the consolidated financial statement that year and such dividend shall be no less than RMB0.1 per share.
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
On March 19, 2019 the Board of Directors proposed a cash dividend of RMB0.10 per share, totaling approximately RMB1,569.81 million. This proposal is subject to the approval of the shareholders at the annual general meeting.
On May 3, 2018, upon the approval from the annual general meeting of the shareholders, we declared 2017 final dividend RMB0.10 (2016: RMB0.29) per ordinary share, totaling approximately RMB1,520 million (2016: RMB4,408 million).
B.	Significant changes
Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.
ITEM 9	THE OFFER AND LISTING
A.	Offer and listing details and markets
The Company's ADSs have been listed on the New York Stock Exchange since October 6, 1994. The table below sets forth, for the periods indicated, the high and low closing prices of the ADSs on the New York Stock Exchange. Each ADS represents 40 H Shares. As of March 31, 2019, there were 107 registered holders of American Depositary Receipts evidencing ADS.
On January 21, 1998, we listed our H Shares on the Hong Kong Stock Exchange. On February 26, 1998, we placed 250 million H Shares at the price of HK$4.40 per H Share or US$22.73 per ADS. In May 2004, we effected a two-for-one stock split by way of a stock dividend for all our outstanding shares including H Shares. As of March 31, 2019, there were 439 registered holders of H Shares.
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
Dividends may only be distributed after allowance has been made for:
●	recovery of losses, if any;
●	allocations to the statutory surplus reserve fund; and
●	allocations to a discretionary surplus reserve fund.

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
Voting Rights and Shareholders' Meetings
Our board of directors shall convene a shareholders' annual general meeting once every year and within six months from the end of the preceding financial year. Our board shall convene an extraordinary general meeting within two months after the occurrence of any one of the following events:
●	where the number of directors is less than the number required by the PRC Company Law or two-thirds of the number specified in our Articles of Association;
●	where our unrecovered losses reach one-third of the total amount of our share capital;
●	where shareholder(s) holding 10% or more of our issued shares so request(s);
●	whenever our board deems necessary or our supervisory committee so requests; or
●	other circumstances as provided in the Articles of Association.
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
The following decisions must be adopted by special resolution:
●	an increase or reduction of our registered share capital or the issuance of shares, including stock distributions, of any class, warrants and other similar securities;
●	issuance of debentures;
●	our division, merger, dissolution, liquidation and change of the legal form;
●	amendments to our Articles of Association;
●	acquisition or disposal of material assets or providing a guarantee in the amount exceeding 30% of our most recent audited total assets within one year;
●	adjustments to our profit distribution policy; and
●
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
●	to relieve a director or supervisor from his or her duty to act honestly in our best interests;
●
to approve the expropriation by a director or supervisor (for his or her own benefit or for the benefit of another person) of our assets in any way, including, without limitation, opportunities which may benefit us; or

●
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

Disclosure
The Listing Agreement imposes a requirement on us to keep the Hong Kong Stock Exchange, our shareholders and other holders of our listed securities informed as soon as reasonably practicable of any information relating to us and our subsidiaries, including information on any major new developments which are not public knowledge, which:
●	is necessary to enable them and the public to appraise the position of us and our subsidiaries;
●	is necessary to avoid the establishment of a false market in its securities; and
●	might be reasonably expected to materially affect market activity in and the price of its securities.
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
Our Articles of Association provide that all differences or claims:
●	between a holder of H Shares and us;
●	between a holder of H Shares and any of our directors, supervisors, general managers or other senior officers; or
●
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
Restrictions on Transferability and the Share Register
As provided in the Articles of Associations we may refuse to register a transfer of H Shares listed on Hong Kong Stock Exchange unless:
●	a fee (for each instrument of transfer) of HK dollar 2.50, or any higher fee as agreed by the Hong Kong Stock Exchange, has been paid to us;

●	the instrument of transfer only involves H Shares;
●	the stamp duty chargeable on the instrument of transfer has been paid;
●	the relevant share certificate and upon the reasonable request of the board of directors, any evidence in relation to the right of the transferor to transfer the shares have been submitted;
●	if it is intended to transfer the shares to joint owners, then the maximum number of joint owners must not exceed four;
●	we do not have any lien on the relevant shares.
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
United States federal income tax considerations
The following discussion is a summary of United States federal income tax considerations relating to the ownership and disposition of our H Shares or ADSs by a U.S. Holder (as defined below). This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. This discussion does not address all aspects of United States federal income taxation which may be important to particular holders in light of their particular circumstances, such as holders subject to special tax rules including: banks or other financial institutions, insurance companies, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, regulated investment companies, real estate investment trusts, cooperatives, pension plans, tax-exempt organizations (including private foundations), holders who are not U.S. Holders, holders who own (directly, indirectly, or constructively) 10% or more of the voting power or value of our stock, holders that hold H Shares or ADSs as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, holders required to accelerate the recognition of any item of gross income with respect to H Shares or ADSs as a result of such income being recognized on an applicable financial statement, holders who acquired their ADSs or H Shares pursuant to any employee share option or otherwise as compensation, or holders that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any state, local, non-United States, non-income tax (such as the United States federal gift and estate tax), or alternative minimum tax considerations or the Medicare tax. This discussion only addresses holders that hold their H Shares or ADSs as "capital assets" (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the "Code"). U.S. Holders are urged to consult their tax advisors regarding the United States federal, state, local, and non-United States income and other tax considerations relating to the ownership and disposition of our H Shares or ADSs.
For purposes of this summary, a U.S. Holder is a beneficial owner of H Shares or ADSs that is, for United States federal income tax purposes:
●	an individual who is a citizen or resident of the United States;
●
a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in or organized under the laws of the United States or any State thereof or the District of Columbia;

●	an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source; or

●
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
Passive Foreign Investment Company Considerations
A non-United States corporation, such as our Company, will be a "passive foreign investment company" (a "PFIC"), for United States federal income tax purposes for any taxable year, if either (a) 75% or more of its gross income for such year consists of certain types of "passive" income or (b) 50% or more of its average quarterly assets as generally determined on the basis of fair market value during such year produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the Company's unbooked intangibles are taken into account for determining the value of its assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.
We do not believe that we were classified as a PFIC for the taxable year ended December 31, 2018. The determination of whether we will be or become a PFIC will depend, in part, upon the composition of our income and our assets (which are subject to change from year to year) and the market price of our ADSs (of which we cannot control). Although we do not expect that our business plans will change in a manner that will affect our PFIC status, no assurance can be given in this regard. Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance may be given with respect to our PFIC status for any taxable year.
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
A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. There is currently a tax treaty in effect between the United States and the People's Republic of China (the "U.S.-PRC Treaty") which the Secretary of Treasury of the United States determined is satisfactory for these purposes and we believe that we are eligible for the benefits of such treaty. Additionally, our ADSs (but not our H Shares) trade on the New York Stock Exchange, an established securities market in the United States and the ADSs are expected to be readily tradable for so long as they continue to be listed on the New York Stock Exchange. Thus, while we presently believe that we are a qualified foreign corporation for purposes of the reduced tax rate, there can be no assurance that the dividends we pay on our H Shares or ADSs will meet the conditions required for the reduced tax rate in the current taxable year or future taxable years. Dividends received on H Shares or ADSs will not be eligible for the dividends received deduction allowed to corporations. U.S. Holders are urged to consult their tax advisors regarding the rate of tax that will apply to them with respect to dividends (if any) received from U.S.
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
Sale or Other Disposition of H Shares or ADSs
A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of H Shares or ADSs in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder's adjusted tax basis in such H Shares or ADSs. Any capital gain or loss will be long-term if the H Shares or ADSs have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. If any PRC tax were to be imposed on any gain from the disposition of H Shares or ADSs, however, a U.S. Holder that is eligible for the benefits of the U.S.-PRC Treaty may elect to treat the gain as non-United States source gain or loss. The deductibility of a capital loss may be subject to limitations. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder's individual facts and circumstances. Accordingly, U.S. Holders should to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.
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
Passive Foreign Investment Company Rules
If we were to be classified as a PFIC in any taxable year, a special tax regime will apply to both (a) any "excess distribution" by us to a U.S. Holder (generally, the U.S. Holder's ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by such U.S. Holder in the shorter of the three preceding years or the U.S. Holder's holding period for our H Shares or ADSs) and (b) any gain realized on the sale or other disposition of the H Shares or ADSs. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over the U.S. Holder's holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. Holder's regular ordinary income rate for the current year and would not be subject to the interest charge discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividends made to a U.S. Holder will not qualify for the lower rates of taxation applicable to long-term capital gains discussed above under "Dividends."
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
As discussed above under "Dividends," dividends that we pay on the ADSs or our H Shares will not be eligible for the reduced tax rate that applies to qualified dividend income if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year. In addition, if a U.S. Holder owns the ADSs or our H Shares during any taxable year that we are a PFIC, such holder would generally be required to file an annual IRS Form 8621. Each U.S. Holder is advised to consult its tax advisors regarding the potential tax consequences to such holder if we are or become a PFIC, including the possibility of making a mark-to-market election.
Information Reporting
U.S. Holders may be subject to information reporting to the United States Internal Revenue Service with respect to dividends on and proceeds from the sale or other disposition of our H Shares or ADSs. U.S. Holders are urged to consult their tax advisors regarding the application of the United States information reporting rules to their particular circumstances.
Certain U.S. Holders who hold "specified foreign financial assets," including stock of a non-U.S. corporation that is not held in an account maintained by a U.S. "financial institution," whose aggregate value exceeds $50,000 during the tax year, may be required to attach to their tax returns for the year certain specified information. An individual who fails to timely furnish the required information may be subject to a penalty. U.S. Holders are urged to consult their tax advisors regarding their reporting obligations under this legislation.
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
The following table provides information, by maturity date, regarding our foreign currency sensitive financial instruments, which consist of bank balances and cash, short-term and long-term debt obligations, capital commitments and forward exchange contracts as of December 31, 2018 and average interest rates for the year ended December 31, 2018.
(RMB expressed in millions, except interest rate and exchange rate)

	As of December 31, 2018
	Expected Maturity Date						Total	Fair Value
	2019	2020	2021	2022	2023	Thereafter
On-balance sheet financial instruments
Bank balances and cash:
In U.S. Dollar	483	-	-	-	-	-	483	483
In Japanese Yen	0.197	-	-	-	-	-	0.197	0.197
In Pakistan Rupee	33	-	-	-	-	-	33	33

Debts
Japanese Yen	7	7	7	7	7	119	154	100
Average interest rate	0.750	0.750	0.750	0.750	0.750	0.750	—	—
Euro	48	36	35	33	17	2	171	159
Average interest rate	2.050	2.103	2.106	2.142	2.135	2.000	—	—

U.S. Dollar	2,149	1,037	1,066	1,099	916	5,597	11,864	11,864
Average interest rate	4.142	4.976	5.038	5.106	5.980	7.292	—	—

Pakistan Rupee	322	-	-	-	-	-	322	322
Average interest rate	11.510	-	-	-	-	-	—	—
Gas purchase commitments (U.S. Dollar)	6,602	6,718	6,699	6,727	2,439	8,148	37,333

	As of December 31, 2018
	Expected Maturity Date						Total	Fair Value
	2019	2020	2021	2022	2023	Thereafter
Forward exchange contracts
(Receive US $ / Pay S$)
Contract amount	2,596	459	91	18	-	-	3,164	(12)
Average Contractual Exchange Rate	1.35	1.35	1.33	1.33	-	-	—	—

(Receive JPY ￥ / Pay S$)
Contract amount	45	-	-	-	-	-	45	-
Average Contractual Exchange Rate	0.01	-	-	-	-	-	—	—

	As of December 31, 2017
	Expected Maturity Date						Total	Fair Value
	2018	2019	2020	2021	2022	Thereafter
On-balance sheet financial instruments
Bank balances and cash:
In U.S. Dollar	316	-	-	-	-	-	316	316
In Japanese Yen	0.193	-	-	-	-	-	0.193	0.193

Debts
Japanese Yen	6	6	6	6	6	118	148	95
Average interest rate	0.750	0.750	0.750	0.750	0.750	0.750	—	—
Euro	66	46	35	34	33	19	233	215
Average interest rate	2.079	2.048	2.014	2.010	2.008	2.026	—	—

U.S. Dollar	418	412	412	412	412	206	2,272	2,272
Average interest rate	1.748	1.740	1.740	1.740	1.740	1.740	—	—
Gas purchase commitments (U.S. Dollar)	5,943	5,943	5,934	5,918	6,065	12,343	42,146

	As of December 31, 2017
	Expected Maturity Date						Total	Fair Value
	2018	2019	2020	2021	2022	Thereafter
Forward exchange contracts
(Receive US $ / Pay S$)
Contract amount	2,083	391	84	9	-	-	2,567	(68)
Average Contractual Exchange Rate	1.38	1.38	1.32	-	-	1.37	—	—

The outstanding balance of the Company's loans denominated in foreign currencies has changed continually as a result of repayments of the loans by the Company according to agreed-upon repayment schedules. The loans denominated in U.S. dollars increased from RMB2.272 billion as of December 31, 2017 to RMB11.864 billion as of December 31, 2018. The loans denominated in Euros decreased from RMB233 million as of December 31, 2017 to RMB171 million as of December 31, 2018.
Interest rate risk
We are exposed to interest rate risk primarily resulting from fluctuations in interest rates on our debts. Upward fluctuations in interest rates increase the cost of new variable rate debts and the interest cost of outstanding floating rate borrowings.
At present, the interest rate of the Company's loans denominated in RMB is subject to the change of the benchmark interest rate published and adjusted by the PBOC. Different interest rate levels correspond to loans with different terms. New loan contracts entered into hereafter will be subject to current benchmark interest rates. A portion of the Company's loans denominated in foreign currency are fixed rate loans, which are not subject to the changes in market interest rates. Due to the loans borrowed in relation to the acquisition of SinoSing Power, the portion of the loans denominated in foreign currency with floating interest rates increased, which subjects the finance cost of the Company to the fluctuation of market interest rates. In 2009, the Company entered into a floating-to-fixed interest rate swap agreement to hedge against the cash flow interest rate risk of part of the loan. According to the interest rate swap agreement, the Company agrees with the counterparty to settle the difference between fixed contract rates and floating rate interest amounts calculated by reference to the agreed notional amounts quarterly until 2019. The notional amount of the outstanding interest rate swap at December 31, 2018 was US$144 million.
In 2009, Tuas Power completed its refinancing, through which all of its outstanding loans denominated in U.S. dollars were refinanced through loans denominated in Singapore dollars, matching the functional currency of its operation. The loans borrowed by Tuas Power were denominated in Singapore dollars, and the majority of them are with floating interest rates, which subjects the finance cost of the Company to the fluctuation of market interest rates. In 2012 and 2013, TPG also entered into a number of floating-to-fixed interest rate swap agreements to hedge against the cash flow interest rate risk of the loan. According to these interest rate swap agreements, TPG agrees with the counterparty to settle the difference between fixed contract rates and floating rate interest amounts calculated by reference to the agreed notional amount semi-annually until 2020. The notional amount of the outstanding interest rate swap at December 31, 2018 was S$992 million.
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

(RMB expressed in millions, except interest rates)
	As of December 31, 2018
	Expected Maturity Date						Total	Fair Value
	2019	2020	2021	2022	2023	Thereafter
Debts
Shareholder's, bank and other loans	81,660	28,701	34,583	14,914	11,313	40,037	211,208	210,800
Average interest rate	4.594	4.611	4.672	4.726	4.789	4.789	—	—

Short-term bonds	11,541	-	-	-	-	-	11,541	11,541
Average interest rate	3.855	-	-	-	-	-	—	—

Long-term bonds	3,993	2,799	11,984	5,001	-	6,200	29,978	30,218
Average interest rate	4.643	4.604	4.670	4.654	-	4.654	—	—

	As of December 31, 2018
	Notional Amount Expected Maturity Date						Total	Fair Value
	2019	2020	2021	2022	2023	Thereafter
Debts
Interest Rate Derivatives (US$)
Variable to Fixed	988	-	-	-	-	-	988	(4)
Average receive rate	3.79%	-	-	-	-	-	—	—
Average pay rate	4.40%	-	-	-	-	-	—	—

Interest Rate Derivatives (S$)
Variable to Fixed	-	4,169	-	-	-	799	4,968	(145)
Average receive rate	-	1.93%	-	-	-	2.19%	—	—
Average pay rate	-	2.485%	-	-	-	3.153%	—	—
	As of December 31, 2017
	Expected Maturity Date						Total	Fair Value
	2018	2019	2020	2021	2022	Thereafter
Debts
Shareholder's, bank and other loans	98,349	20,729	19,906	16,683	12,656	37,058	205,381	205,256
Average interest rate	3.960	3.850	3.743	3.643	3.525	3.525	—	—

Short-term bonds	11,068	-	-	-	-	-	11,068	11,068
Average interest rate	3.577	-	-	-	-	-	—	—

Long-term bonds	3,997	3,994	2,800	3,000	5,000	1,200	19,991	19,811
Average interest rate	4.629	4.381	4.204	4.553	4.553	3.982	—	—

	As of December 31, 2017
	Notional Amount Expected Maturity Date						Total	Fair Value
	2018	2019	2020	2021	2022	Thereafter
Debts
Interest Rate Derivatives (US$)
Variable to Fixed	209	941	-	-	-	-	1,150	(22)
Average receive rate	2.92%	3.38%	-	-	-	-	—	—
Average pay rate	4.40%	4.40%	-	-	-	-	—	—

Interest Rate Derivatives (S$)
Variable to Fixed	1,003	-	4,215	-	-	-	5,218	(108)
Average receive rate	1.08%	-	1.35%	-	-	-	—	—
Average pay rate	2.289%	-	2.485%	-	-	-	—	—

As of December 31, 2018, the Company's loans denominated in foreign currency amounted to RMB12,511 million, most of which were denominated in U.S. dollars. In addition, SinoSing Power's loans denominated in Singapore dollars amounted to RMB12,374 million as of December 31, 2018. Given the current market situation, it is less likely that the U.S. and other major economies would further increase interest rates due to expected slowdown of the global economy. As the debts denominated in other currencies represent a small percentage in our total debts, the change of interest rates of foreign currencies are not expected to have material effect on the Company. We will closely watch the changes in domestic and overseas capital markets, and maintain its good reputation on the capital markets, make reasonable financing arrangements, timely adjust our financing strategy, explore new financing methods, manage the exchange rate fluctuation risks, and strive to control financing costs.
Commodity price risk
We are exposed to fuel price risk on fuel purchases. SinoSing Power and its subsidiaries use fuel oil swap to hedge against such risk. The table below provides information about the fuel swap contracts that are sensitive to changes in fuel prices, including contract volumes, the weighted average contract prices, and the total contract amount by expected maturity dates.
(RMB expressed in millions, except interest rates and exchange rates)
	As of December 31, 2018
	Expected Maturity Date						Total	Fair Value
	2019	2020	2021	2022	2023	Thereafter
Fuel Swap contracts
Contract Volumes (MT)	436,220	280,610	175,040	-	-	-	891,870	—
Weighted Average Price (US$/MT)	384.88	345.70	350.38	-	-	-	—	—
Contract Amount (RMB million)	1,147	663	419	-	-	-	2,229	(335)
Contract Volumes (BBL)	175,000	-	-	-	-	-	175,000	—
Weighted Average Price (US$/BBL)	64.62	-	-	-	-	-	—	—
Contract Amount (RMB million)	77	-	-	-	-	-	77	(14)
	As of December 31, 2017
	Expected Maturity Date						Total	Fair Value
	2018	2019	2020	2021	2022	Thereafter
Fuel Swap contracts
Contract Volumes (MT)	423,136	340,395	141,740	20,160	-	-	925,431	—
Weighted Average Price (US$/MT)	324.95	309.04	301.04	317.48	-	-	—	—
Contract Amount (RMB million)	898	687	278	42	-	-	1,905	319
Contract Volumes (BBL)	98,000	-	-	-	-	-	98,000	—
Weighted Average Price (US$/BBL)	62.67	-	-	-	-	-	—	—
Contract Amount (RMB million)	40	-	-	-	-	-	40	3
For other detailed information of the market risk, please refer to the Note 3(a)(i) to the "Financial Statements."

ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A.	Debt Securities
Not applicable.
B.	Warrants and Rights
Not applicable.
C.	Other Securities
Not applicable.
D.	American Depositary Shares
Depositary Fees and Charges
Under the terms of the Deposit Agreement for Huaneng Power International, Inc.'s American Depositary Shares (ADSs), an ADS holder may have to pay the following services fees to the Depositary:
Services	Fees
Issuance of ADSs	$5.00 (or less) per 100 ADSs (or portion of 100 ADSs) issued
Cancellation of ADSs	$5.00 (or less) per 100 ADSs (or portion of 100 ADSs) canceled
Distribution of cash dividends or other cash distributions	$2.00 (or less) per 100 ADSs (or portion of 100 ADSs) held
Distribution of ADSs pursuant to stock dividends, free stock distributions or exercises of rights	$5.00 (or less) per 100 ADSs (or portion of 100 ADSs) held
Distribution of securities other than ADSs or rights to purchase additional ADSs	$5.00 (or less) per 100 ADSs (or portion of 100 ADSs) held
An ADS holder will also be responsible to pay certain fees and expenses incurred by the Depositary and certain taxes and governmental charges such as:
●	taxes and other governmental charges;
●
such registration fees as may from time to time be in effect for the registration of transfers of H Shares generally on the H Share register of the Company or Foreign Registrar and applicable to transfers of H Shares to the name of the Depositary or its nominee or the Custodian or its nominee on the making of deposits or withdrawals;

●	such cable, telex and facsimile transmission expenses as are expressly provided in the Deposit Agreement;
●	such expenses as are incurred by the Depositary in the conversion of foreign currency; and
●
any other charge payable by the Depositary, any of the Depositary's agents, including the Custodian, or the agents of the Depositary's agents in connection with the servicing of H Shares or other Deposited Securities.

Depositary Payments for the Year 2018
In 2018, we received the payment of US$121,231.19 (inclusive of withholding tax) from the Bank of New York Mellon, the Depositary for our ADR program, for the reimbursement of our expenses related to investors' relation activities and training activities.

PART II
ITEM 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
ITEM 15	CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
Our management, with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of December 31, 2018 (the "Evaluation Date"), the end of the fiscal year covered by this annual report. Based on this evaluation, our principal executive officer and principal financial officer have concluded that, as of the Evaluation Date, our disclosure controls and procedures were effective.
Management's Report on Internal Control over Financial Reporting
According to Sarbanes-Oxley Act Section 404, our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in the Exchange Act Rules 13a-15(f) and 15d-15(f). The Company conducted an evaluation of the effectiveness of the design and implementation of our internal control over financial reporting based upon the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as of the end of the period covered by this annual report. The evaluation is conducted under the supervision and with the participation of our management including principal executive officer and principal financial officer of the Company. The Company acquired Shandong Huaneng Laizhou Wind Power, Shandong Huaneng Laiwu Thermal Power Co., Ltd., Shandong Huaneng Liaocheng Thermal Power Co., Ltd. and Huaneng Shandong Ruyi (Hong Kong) Energy Co., Ltd. (the “Acquired Companies”) during 2018, and the Company excluded from the evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2018, the Acquired Companies’ internal control over financial reporting associated with total assets of RMB17,498 million and total revenues of RMB 743 million included in the consolidated financial statements of the Company as of and for the year ended December 31, 2018. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2018. The effectiveness of the Company's internal control over financial reporting as of December 31, 2018 has been audited by KPMG Huazhen LLP, an independent registered public accounting firm, as stated in their report which appears herein.
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

Opinion on Internal Control Over Financial Reporting

We have audited Huaneng Power International, Inc. and subsidiaries’ (the “Company”)  internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated statements of financial position of the Company as of December 31, 2018 and 2017, the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively, the consolidated financial statements), and our report dated April 16, 2019 expressed an unqualified opinion on those consolidated financial statements.

The Company acquired Shandong Huaneng Laizhou Wind Power, Shandong Huaneng Laiwu Thermal Power Co., Ltd., Shandong Huaneng Liaocheng Thermal Power Co., Ltd. and Huaneng Shandong Ruyi (Hong Kong) Energy Co., Ltd. (the “Acquired Companies”) during 2018, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2018, the Acquired Companies’ internal control over financial reporting associated with total assets of RMB17,498 million and total revenues of RMB743 million included in the consolidated financial statements of the Company as of and for the year ended December 31, 2018. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of the Acquired Companies.

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

/s/ KPMG Huazhen LLP

Beijing, China
April 16, 2019
Changes in Internal Control over Financial Reporting
During the year ended December 31, 2018, no changes occurred in our internal controls over financial reporting that materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

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
KPMG Huazhen LLP has served as our independent registered public accounting firm for the fiscal years ended December 31, 2018 and 2017, for which audited consolidated financial statements appear in this annual report on Form 20-F.
The following table shows information about fees payable by us to KPMG Huazhen LLP in 2018 and 2017, respectively.
(RMB million)	For the Year Ended December 31,
	2018	2017
Audit fees	45.5	42.8
Audit-related fees	1.6	2.4
Tax fees	0.3	0.4
All other fees	1.9	2.4
Total	49.3	48.0
Tax Fees
Services provided primarily consist of tax compliance services.
Audit-related Fees
Audit-related services include those other assurances and related services provided by auditors, but not restricted to those that can only reasonably be provided by the external auditors signing the auditors' report, that are reasonably related to the performance of the audit or review of the Company's financial statements. The audit-related fees in 2018 were related to acquisition audits.
All Other Fees
Provision of other assurance and general training service.
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
For 2018, all of the services provided by KPMG were pre-approved by the Audit Committee.
ITEM 16D	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
ITEM 16E	PURCHASES OF EQUITY SECURITY BY THE ISSUER AND AFFILIATED PURCHASERS
Not applicable.
ITEM 16F	CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT
On December 11, 2018, our board of directors resolved to propose change in our independent registered public accounting firm, KPMG Huazhen LLP, after the completion of the audit of the December 31, 2018 consolidated financial statements and the audit of the effectiveness of internal control over financial reporting as of December 31, 2018, and the issuance of their reports thereon. The decision was later approved by our shareholders at 2019 first extraordinary general meeting on January 30, 2019. The proposed change of auditor was a commercial decision.

During the two most recent fiscal years and through April 16, 2019, there have been no disagreements with KPMG Huazhen LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of KPMG Huazhen LLP, would have caused it to make reference thereto in their report on the consolidated financial statements for such years.

During the two most recent fiscal years and through April 16, 2019, there have been no “reportable events” (hereinafter defined) requiring disclosure pursuant to Item 16F(a)(1)(v) of Form 20-F. As used herein, the term “reportable event” means any of the items listed in paragraphs (a)(1)(v)(A)-(D) of Item 16F of Form 20-F.

The audit reports of KPMG Huazhen LLP on the consolidated financial statements of Huaneng Power International, Inc. as of and for the years ended December 31, 2017 and 2018 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

We provided a copy of this disclosure to KPMG Huazhen LLP and requested that KPMG Huazhen LLP furnish a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. A copy of the letter from KPMG Huazhen LLP addressed to the SEC, dated April 16, 2019, is filed as Exhibit 15.1.

On December 11, 2018, our board of directors resolved, as recommended by our audit committee, to propose to appoint Ernst & Young Hua Ming LLP as our independent registered public accounting firm, which was later approved by our shareholders at 2019 first extraordinary general meeting on January 30, 2019. During the two most recent fiscal years and through April 16, 2019, neither we nor anyone on our behalf consulted Ernst & Young Hua Ming LLP regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the registrant’s financial statements, or (ii) any matter that was either the subject of a “disagreement” (as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16-F of Form 20-F) with Ernst & Young Hua Ming LLP or a “reportable event” (as described in Item 16F(a)(1)(v) of Form 20-F).  Also, during the two most recent fiscal years and through April 16, 2019, we have not obtained any written report or oral advice that Ernst & Young Hua Ming LLP concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue.

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

No director qualifies as "independent" unless the board of directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). In addition, a director must meet certain standards to be deemed independent. For example, a director is not independent if the director is, or has been within the last three years, an employee of the listed company, or an immediate family member is, or has been within the last three years, an executive officer of the listed company, or if the director has received, or has

It is required in China that any domestically listed company must establish an independent director system and set forth specific requirements for the qualification of independent directors. For example, an independent director shall not hold any other position in the listed Company other than being a member of the special committee established by the board of directors and shall not be influenced by the main shareholders or the controlling persons of the listed company, or by any other entities or persons with whom the listed company has a significant relationship. The Company has complied with the relevant Chinese corporate governance rules and has implemented internal rules governing the independence and responsibilities of independent directors. The Company determines the independence of independent directors every year.

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
The board of directors of a domestically listed company may establish a nominating committee composed entirely of directors, of which the independent directors shall be the majority and the convener. The Company has established a nominating committee.

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

Compensation Committee

Listed companies must have a compensation committee composed entirely of independent directors.	The board of directors of a listed company can have a compensation and evaluation committee composed entirely of directors, of whom the independent directors are the majority and act as the convener.

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

The board of directors of a domestically listed company shall establish an audit committee composed entirely of directors, of which the independent directors are the majority and act as the convener, and the convener shall be an accounting professional.

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

The board of directors of a domestically listed company needs to establish the audit committee and make a written rules of procedure. The domestically listed company shall disclose the audit committee's performance of the duty along with the annual report, including the disclosure of all audit committee meetings.

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

The relevant regulations of China provide that the shareholders' meeting shall approve the compensation of the directors and supervisors. The compensation plan of executive officers shall be approved by the board and announced at the shareholders' meeting and disclosed to the public.

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
No similar requirements.
ITEM 16H	MINE SAFETY DISCLOSURE
Not applicable.
ITEM 17	FINANCIAL STATEMENTS
Not applicable.
ITEM 18	FINANCIAL STATEMENTS
See page F-1 through F-144 following Item 19.
ITEM 19	EXHIBITS
1.1*	Articles of Association amended and adopted by the Shareholders' meeting in January 2019.
3.1
Shareholders' Agreement dated May 31, 1994, incorporated by reference to Exhibit 9.1 of our Registration Statement on Form F-1, filed with the SEC on August 24, 1994. Amendment to Shareholders' Agreement dated May 12, 2006, incorporated by reference to Exhibit 3.1 of our annual report on Form 20-F for the year ended December 31, 2006, filed with the SEC on April 16, 2007.

8*	A list of subsidiaries.
12.1*	Certifications of Principal Executive Officer pursuant to Rule 13a-14(a) promulgated under the U.S. Securities Exchange Act of 1934.
12.2*	Certifications of Principal Financial Officer pursuant to Rule 13a-14(a) promulgated under the U.S. Securities Exchange Act of 1934.
13.1**	Certification pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Letter from KPMG Huazhen LLP regarding Item 16F of this annual report.
101.INS*	XBRL Instance Document.
101.SCH*	XBRL Taxonomy Extension Schema Document.
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document.
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.
_____________________________
*	Filed herewith
**	Furnished herewith

THIS PAGE IS INTENTIONALLY LEFT BLANK

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Huaneng Power International, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Huaneng Power International, Inc. and subsidiaries (the “Company”) as of December 31, 2018 and 2017, the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the three-year ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company's internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 16, 2019, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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
April 16, 2019

Huaneng Power International, Inc.
Consolidated Statements of Comprehensive Income
For the years ended 31 December 2018, 2017 and 2016
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB, except per share data)

		For the year ended 31 December
	Note	2018	2017	2016
		RMB	RMB (Note i)	RMB (Note i)

Operating revenue	5	169,550,624	152,459,444	113,814,236
Tax and levies on operations		(1,788,998)	(1,376,312)	(1,177,818)

Operating expenses
Fuel	6	(105,736,173)	(92,737,304)	(56,617,542)
Maintenance		(4,393,335)	(4,347,723)	(4,343,349)
Depreciation		(20,466,423)	(20,180,830)	(14,815,620)
Labor		(11,845,280)	(10,590,084)	(8,043,406)
Service fees on transmission and transformer facilities of HIPDC		(96,721)	(95,894)	(138,038)
Purchase of electricity		(4,678,431)	(3,787,032)	(3,066,415)
Others	6	(10,430,998)	(10,160,875)	(7,234,308)

Total operating expenses		(157,647,361)	(141,899,742)	(94,258,678)

Profit from operations		10,114,265	9,183,390	18,377,740

Interest income		234,604	198,906	147,063
Financial expenses, net
Interest expense	6	(10,486,412)	(9,749,004)	(6,817,526)
Exchange (loss)/gain and bank charges, net		(160,899)	144,359	(250,076)

Total financial expenses, net		(10,647,311)	(9,604,645)	(7,067,602)

Share of profits less losses of associate and joint ventures	8	1,823,415	425,215	1,298,889
Gain/(loss) on fair value changes of financial assets/liabilities	6	726,843	856,786	(12,986)
Other investment (loss)/income	6	(278,669)	1,742,081	1,070,034

Profit before income tax expense	6	1,973,147	2,801,733	13,813,138

Income tax expense	34	(643,173)	(1,217,526)	(3,465,151)

Net profit		1,329,974	1,584,207	10,347,987

The accompanying notes are an integral part of these financial statements.

Huaneng Power International, Inc.
Consolidated Statements of Comprehensive Income (Continued)
For the years ended 31 December 2018, 2017and 2016
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB, except per share data)

		For the year ended 31 December
		2018	2017	2016
	Note	RMB	RMB (Note i)	RMB (Note i)

Other comprehensive (loss)/income, net of tax

Items that will not be reclassified to profit or loss:
Fair value changes of other equity instrument investments		1,036	—	—
Share of other comprehensive loss of investees accounted for under the equity method		(18,858)	—	—

Items that may be reclassified subsequently to profit or loss:
Fair value changes of available-for-sale financial assets (Note ii)		—	281,663	(148,041)
Gain on disposal of available-for-sale financial assets reclassified to profit or loss		—	(1,135,356)	(741,648)
Share of other comprehensive (loss)/income of investees accounted for under the equity method		(241,587)	121,208	(180,572)
Effective portion of cash flow hedges		(503,182)	62,853	1,015,103
Translation differences of the financial statements of foreign operations		343,702	84,418	540,442

Other comprehensive (loss)/income, net of tax		(418,889)	(585,214)	485,284

Total comprehensive income		911,085	998,993	10,833,271

Net profit attributable to:
- Equity holders of the Company		734,435	1,579,836	8,520,427
- Non-controlling interests		595,539	4,371	1,827,560

		1,329,974	1,584,207	10,347,987

Total comprehensive income/(loss) attributable to:
- Equity holders of the Company		340,101	1,023,118	9,005,227
- Non-controlling interests		570,984	(24,125)	1,828,044

		911,085	998,993	10,833,271
Earnings per share attributable to the shareholders of the Company (expressed in RMB per share)
- Basic and diluted	35	0.03	0.10	0.56

Note:
(i)	The Company and its subsidiaries have initially applied IFRS 15 and IFRS 9 at 1 January 2018. Under the transition methods chosen, comparative information is not restated. See Note 2(b).

(ii)
This amount arose under the accounting policies applicable prior to 1 January 2018. As part of the opening balance adjustments as at 1 January 2018 the balance of this reserve has been reclassified to fair value reserve (non-recycling) and will not be reclassified to profit or loss in any future periods. See Note 2(b)(i).

The accompanying notes are an integral part of these financial statements.

Huaneng Power International, Inc.
Consolidated Statements of Financial Position
As at 31 December 2018 and 2017
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB)

		As at 31 December
	Note	2018	2017
			(Note)
ASSETS

Non-current assets
Property, plant and equipment	7	282,061,272	284,328,093
Investments in associates and joint ventures	8	19,553,964	19,517,623
Investment property		232,554	217,406
Available-for-sale financial assets	10	—	1,604,993
Other equity instrument investments	10	2,083,419	—
Land use rights	11	11,450,034	11,264,785
Power generation licenses	12	4,014,972	3,916,246
Mining rights	13	1,511,186	1,646,271
Deferred income tax assets	32	2,282,585	2,300,091
Derivative financial assets	14	5,970	75,328
Goodwill	15	15,572,227	15,484,120
Other non-current assets	16	19,336,059	7,696,845

Total non-current assets		358,104,242	348,051,801

Current assets
Inventories	17	9,543,691	7,385,411
Other receivables and assets	18	6,455,911	6,081,517
Accounts receivable	19	29,278,938	25,447,595
Contract assets	5(c)	11,058	—
Derivative financial assets	14	28,735	258,364
Bank balances and cash	36	15,832,788	9,364,823
Assets held for sale	20	647,948	-

Total current assets		61,799,069	48,537,710

Total assets		419,903,311	396,589,511

The accompanying notes are an integral part of these financial statements.

Huaneng Power International, Inc.
Consolidated Statements of Financial Position (Continued)
As at 31 December 2018 and 2017
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB)

		As at 31 December
	Note	2018	2017
			(Note)
EQUITY AND LIABILITIES

Capital and reserves attributable to equity holders of the Company
Share capital	21	15,698,093	15,200,383
Other equity instruments	22	10,077,396	5,068,550
Capital surplus		26,194,931	24,114,400
Surplus reserves	23	8,140,030	8,140,030
Currency translation differences		(340,337)	(675,054)
Retained earnings		34,665,305	35,793,257

		94,435,418	87,641,566

Non-controlling interests		21,686,252	19,973,038

Total equity		116,121,670	107,614,604

Non-current liabilities
Long-term loans	25	129,548,161	107,030,958
Long-term bonds	26	25,984,663	15,993,833
Deferred income tax liabilities	32	3,866,159	4,566,680
Derivative financial liabilities	14	231,308	148,486
Other non-current liabilities	27	5,945,136	5,284,462

Total non-current liabilities		165,575,427	133,024,419

The accompanying notes are an integral part of these financial statements.

Huaneng Power International, Inc.
Consolidated Statements of Financial Position (Continued)
As at 31 December 2018 and 2017
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB)

		As at 31 December
	Note	2018	2017
			(Note)
EQUITY AND LIABILITIES (Continued)

Current liabilities
Accounts payable and other liabilities	28	35,138,680	38,900,132
Contract liabilities	5(c)	1,976,647	—
Taxes payable	29	1,474,437	1,302,210
Dividends payable		1,267,833	1,735,426
Derivative financial liabilities	14	313,984	62,178
Short-term bonds	30	11,541,454	11,068,357
Short-term loans	31	61,038,772	80,251,348
Current portion of long-term loans	25	20,620,849	18,098,458
Current portion of long-term bonds	26	3,993,479	3,997,033
Current portion of other non-current liabilities	27	475,646	535,346
Liabilities held for sale	20	364,433	-

Total current liabilities		138,206,214	155,950,488

Total liabilities		303,781,641	288,974,907

Total equity and liabilities		419,903,311	396,589,511

Note: The Company and its subsidiaries have initially applied IFRS 15 and IFRS 9 at 1 January 2018. Under the transition methods chosen, comparative information is not restated. See Note 2(b).

These financial statements were approved for issue by the Board of Directors on 19 March 2019 and were signed on its behalf.

The accompanying notes are an integral part of these financial statements.

Huaneng Power International, Inc.
Consolidated Statements of Changes in Equity
For the years ended 31 December 2018, 2017 and 2016
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB)

	Attributable to equity holders of the Company
		Capital surplus
	Share capital	Share premium	Hedging reserve	Available- for-sale financial assets revaluation reserve	Other capital reserve	Subtotal	Surplus reserve	Currency translation differences	Retained earnings	Total	Non- controlling interests	Total equity

Balance as at 1 January 2016	15,200,383	22,226,889	(1,039,187)	2,516,173	1,111,614	24,815,489	8,140,030	(1,327,839)	37,313,885	84,141,948	17,551,741	101,693,689

Profit for the year ended 31 December 2016	-	-	-	-	-	-	-	-	8,520,427	8,520,427	1,827,560	10,347,987
Other comprehensive income/(loss):
Fair value changes of available-for-sale financial assets - gross	-	-	-	(197,529)	-	(197,529)	-	-	-	(197,529)	-	(197,529)
Gain on disposal of available-for-sale financial assets reclassified to profit or loss - gross	-	-	-	(988,865)	-	(988,865)	-	-	-	(988,865)	-	(988,865)
Fair value changes of and gain on disposal of available-for-sale financial assets - tax	-	-	-	296,705	-	296,705	-	-	-	296,705	-	296,705
Shares of other comprehensive income of investees- accounted for under the equity method - gross	-	-	-	(242,217)	-	(242,217)	-	-	-	(242,217)	-	(242,217)
Shares of other comprehensive income of investees-accounted for under the equity method - tax	-	-	-	61,645	-	61,645	-	-	-	61,645	-	61,645
Changes in fair value of effective portion of cash flow hedges - gross	-	-	574,455	-	-	574,455	-	-	-	574,455	-	574,455
Changes in fair value of effective portion of cash flow hedges - tax	-	-	(95,407)	-	-	(95,407)	-	-	-	(95,407)	-	(95,407)
Cash flow hedges recorded in shareholders’ equity reclassified to inventories - gross	-	-	603,527	-	-	603,527	-	-	-	603,527	-	603,527
Cash flow hedges recorded in shareholders’ equity reclassified to inventories - tax	-	-	(102,600)	-	-	(102,600)	-	-	-	(102,600)	-	(102,600)
Cash flow hedges recorded in shareholders’ equity reclassified to exchange gain and bank charges, net - gross	-	-	(55,838)	-	-	(55,838)	-	-	-	(55,838)	-	(55,838)
Cash flow hedges recorded in shareholders’ equity reclassified to exchange gain and bank charges, net - tax	-	-	9,492	-	-	9,492	-	-	-	9,492	-	9,492
Cash flow hedges recorded in shareholders’ equity reclassified to interest expense - gross	-	-	101,889	-	-	101,889	-	-	-	101,889	-	101,889
Cash flow hedges recorded in shareholders’ equity reclassified to interest expense - tax	-	-	(20,415)	-	-	(20,415)	-	-	-	(20,415)	-	(20,415)
Currency translation differences	-	-	-	-	-	-	-	539,958	-	539,958	484	540,442

Total comprehensive income/(loss) for the year ended 31 December 2016	-	-	1,015,103	(1,070,261)	-	(55,158)	-	539,958	8,520,427	9,005,227	1,828,044	10,833,271
Dividends relating to 2015	-	-	-	-	-	-	-	-	(7,144,180)	(7,144,180)	(3,481,663)	(10,625,843)
Net capital injection from non-controlling interests of subsidiaries	-	-	-	-	-	-	-	-	-	-	285,620	285,620

Balance as at 31 December 2016 (Note)	15,200,383	22,226,889	(24,084)	1,445,912	1,111,614	24,760,331	8,140,030	(787,881)	38,690,132	86,002,995	16,183,742	102,186,737

The accompanying notes are an integral part of these financial statements.

Huaneng Power International, Inc.
Consolidated Statements of Changes in Equity (Continued)
For the years ended 31 December 2018, 2017 and 2016
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB)

	Attributable to equity holders of the Company
			Capital surplus
	Share capital	Other equity instruments	Share premium	Hedging reserve	Available-for-sale financial assets revaluation reserve	Other capital reserve	Subtotal	Surplus reserve	Currency translation differences	Retained earnings	Total	Non-controlling interests	Total equity
Balance as at 1 January 2017	15,200,383	-	22,226,889	(24,084)	1,445,912	1,111,614	24,760,331	8,140,030	(787,881)	38,690,132	86,002,995	16,183,742	102,186,737
Profit for the year ended 31 December 2017	-	68,600	-	-	-	-	-	-	-	1,511,236	1,579,836	4,371	1,584,207
Other comprehensive income/(loss):
Fair value changes of available-for-sale financial assets - gross	-	-	-	-	375,742	-	375,742	-	-	-	375,742	(50)	375,692
Gain on disposal of available-for-sale financial assets reclassified to profit or loss-gross	-	-	-	-	(1,581,994)	-	(1,581,994)	-	-	-	(1,581,994)	-	(1,581,994)
Fair value changes of and gain on disposal of available-for-sale financial assets - tax	-	-	-	-	352,646	-	352,646	-	-	-	352,646	(37)	352,609
Shares of other comprehensive income of investees – accounted for under the equity method - gross	-	-	-	-	162,858	-	162,858	-	-	-	162,858	-	162,858
Shares of other comprehensive income of investees – accounted for under the equity method - tax	-	-	-	-	(41,650)	-	(41,650)	-	-	-	(41,650)	-	(41,650)
Changes in fair value of effective portion of cash flow hedges - gross	-	-	-	85,558	-	-	85,558	-	-	-	85,558	-	85,558
Changes in fair value of effective portion of cash flow hedges - tax	-	-	-	(16,239)	-	-	(16,239)	-	-	-	(16,239)	-	(16,239)
Cash flow hedges recorded in shareholders’ equity reclassified to inventories - gross	-	-	-	(109,817)	-	-	(109,817)	-	-	-	(109,817)	-	(109,817)
Cash flow hedges recorded in shareholders’ equity reclassified to inventories - tax	-	-	-	18,669	-	-	18,669	-	-	-	18,669	-	18,669
Cash flow hedges recorded in shareholders’ equity reclassified to exchange gain and bank charges, net - gross	-	-	-	(2,657)	-	-	(2,657)	-	-	-	(2,657)	-	(2,657)
Cash flow hedges recorded in shareholders’ equity reclassified to exchange gain and bank charges, net - tax	-	-	-	452	-	-	452	-	-	-	452	-	452
Cash flow hedges recorded in shareholders’ equity reclassified to interest expense - gross	-	-	-	107,233	-	-	107,233	-	-	-	107,233	-	107,233
Cash flow hedges recorded in shareholders’ equity reclassified to interest expense - tax	-	-	-	(20,346)	-	-	(20,346)	-	-	-	(20,346)	-	(20,346)
Currency translation differences	-	-	-	-	-	-	-	-	112,827	-	112,827	(28,409)	84,418
Total comprehensive income/(loss) for the year ended 31 December 2017	-	68,600	-	62,853	(732,398)	-	(669,545)	-	112,827	1,511,236	1,023,118	(24,125)	998,993
Business combination	-	-	-	-	-	-	-	-	-	-	-	6,292,577	6,292,577
Issue of perpetual corporate bonds	-	4,999,950	-	-	-	-	-	-	-	-	4,999,950	-	4,999,950
Dividends relating to 2016	-	-	-	-	-	-	-	-	-	(4,408,111)	(4,408,111)	(2,344,391)	(6,752,502)
Net capital injection from non-controlling interests of subsidiaries	-	-	-	-	-	-	-	-	-	-	-	846,847	846,847
Disposal of non-controlling interests of a subsidiary	-	-	28,054	-	-	-	28,054	-	-	-	28,054	(28,054)	-
Acquisition of non-controlling interests of a subsidiary	-	-	(4,440)	-	-	-	(4,440)	-	-	-	(4,440)	(86,699)	(91,139)
Disposal of subsidiaries	-	-	-	-	-	-	-	-	-	-	-	(866,859)	(866,859)
Balance as at 31 December 2017 (Note)	15,200,383	5,068,550	22,250,503	38,769	713,514	1,111,614	24,114,400	8,140,030	(675,054)	35,793,257	87,641,566	19,973,038	107,614,604

Note: The Company and its subsidiaries have initially applied IFRS 15 and IFRS 9 at 1 January 2018. Under the transition methods chosen, comparative information is not restated. See Note 2(b).

The accompanying notes are an integral part of these financial statements.

Huaneng Power International, Inc.
Consolidated Statements of Changes in Equity (Continued)
For the years ended 31 December 2018, 2017 and 2016
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB)

		Attributable to equity holders of the Company
				Capital surplus
	Share capital	Other equity instruments	Share premium	Hedging reserve	Fair value Reserve (non-recycling)	Other reserve in other comprehensive income	Other capital reserve	Subtotal	Surplus reserve	Currency translation differences	Retained earnings	Total	Non- controlling interests	Total equity
Balance as at 31 December 2017	15,200,383	5,068,550	22,250,503	38,769	-	713,514	1,111,614	24,114,400	8,140,030	(675,054)	35,793,257	87,641,566	19,973,038	107,614,604
Impact on initial application of IFRS 9(Note 2(b)(i))	-	-	-	-	944,603	(574,657)	-	369,946	-	-	-	369,946	-	369,946
Balance as at 1 January 2018	15,200,383	5,068,550	22,250,503	38,769	944,603	138,857	1,111,614	24,484,346	8,140,030	(675,054)	35,793,257	88,011,512	19,973,038	107,984,550
Profit for the year ended 31 December 2018	-	342,349	-	-	-	-	-	-	-	-	392,086	734,435	595,539	1,329,974
Other comprehensive income/(loss):
Fair value changes of other equity investment instruments - gross	-	-	-	-	1,412	-	-	1,412	-	-	-	1,412	(31)	1,381
Fair value changes of other equity investment instruments - tax	-	-	-	-	(353)	-	-	(353)	-	-	-	(353)	8	(345)
Shares of other comprehensive income of investees – accounted for under the equity method - gross	-	-	-	-	(25,144)	(323,220)	-	(348,364)	-	-	-	(348,364)	-	(348,364)
Shares of other comprehensive income of investees – accounted for under the equity method - tax	-	-	-	-	6,286	81,633	-	87,919	-	-	-	87,919	-	87,919
Changes in fair value of effective portion of cash flow hedges - gross	-	-	-	(127,265)	-	-	-	(127,265)	-	-	-	(127,265)	(40,382)	(167,647)
Changes in fair value of effective portion of cash flow hedges - tax	-	-	-	21,264	-	-	-	21,264	-	-	-	21,264	6,865	28,129
Cash flow hedges recorded in shareholders’ equity reclassified to inventories - gross	-	-	-	(524,228)	-	-	-	(524,228)	-	-	-	(524,228)	-	(524,228)
Cash flow hedges recorded in shareholders’ equity reclassified to inventories - tax	-	-	-	89,119	-	-	-	89,119	-	-	-	89,119	-	89,119
Cash flow hedges recorded in shareholders’ equity reclassified to exchange gain and bank charges, net - gross	-	-	-	18,778	-	-	-	18,778	-	-	-	18,778	-	18,778
Cash flow hedges recorded in shareholders’ equity reclassified to exchange gain and bank charges, net - tax	-	-	-	(3,192)	-	-	-	(3,192)	-	-	-	(3,192)	-	(3,192)
Cash flow hedges recorded in shareholders’ equity reclassified to interest expense – gross	-	-	-	68,604	-	-	-	68,604	-	-	-	68,604	-	68,604
Cash flow hedges recorded in shareholders’ equity reclassified to interest expense – tax	-	-	-	(12,745)	-	-	-	(12,745)	-	-	-	(12,745)	-	(12,745)
Currency translation differences	-	-	-	-	-	-	-	-	-	334,717	-	334,717	8,985	343,702
Total comprehensive income/(loss) for the year ended 31 December 2018	-	342,349	-	(469,665)	(17,799)	(241,587)	-	(729,051)	-	334,717	392,086	340,101	570,984	911,085
Business combination (Note 41)	-	-	-	-	-	-	-	-	-	-	-	-	1,590,753	1,590,753
Issue of new A shares, net of issue expenses (Note 21)	497,710	-	2,747,620	-	-	-	-	2,747,620	-	-	-	3,245,330	-	3,245,330
Issue of other equity instruments (Note 22 )	-	5,000,000	-	-	-	-	-	-	-	-	-	5,000,000	-	5,000,000
Dividends relating to 2017 (Note 24)	-	-	-	-	-	-	-	-	-	-	(1,520,038)	(1,520,038)	(797,858)	(2,317,896)
Cumulative distribution of other equity instruments (Note 24)	-	(333,503)	-	-	-	-	-	-	-	-	-	(333,503)	-	(333,503)
Net capital injection from non-controlling interests of subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	726,531	726,531
Acquisition of non-controlling interests of subsidiaries	-	-	(227,441)	-	-	-	-	(227,441)	-	-	-	(227,441)	(377,196)	(604,637)
Share of other capital reserve of investees accounted for under the equity method	-	-	-	-	-	-	(80,543)	(80,543)	-	-	-	(80,543)	-	(80,543)
Balance as at 31 December 2018	15,698,093	10,077,396	24,770,682	(430,896)	926,804	(102,730)	1,031,071	26,194,931	8,140,030	(340,337)	34,665,305	94,435,418	21,686,252	116,121,670
The accompanying notes are an integral part of these financial statements.

Huaneng Power International, Inc.
Consolidated Statements of Cash Flows
For the years ended 31 December 2018, 2017 and 2016
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB)

		For the year ended 31 December
	Note	2018	2017	2016
		RMB	RMB (Note)	RMB (Note)

CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income tax expense		1,973,147	2,801,733	13,813,138
Adjustments to reconcile profit before income tax expense to net cash provided by operating activities:
Depreciation		20,466,423	20,180,830	14,815,620
Provision for impairment loss on property, plant and equipment		989,778	1,046,195	1,063,735
Provision for impairment loss on goodwill		409,371	-	-
Provision for impairment loss on mining rights		135,085	-	-
Provision for impairment loss on land use rights		-	108,590	51,981
Provision for other non-current assets		8,432	5,008	-
Amortization of land use rights		344,068	341,125	225,707
Amortization of other non-current assets		105,623	113,878	121,388
Amortization of employee housing subsidies		653	653	866
Recognition of provision for loss allowance		40,967	27,682	89,498
Recognition/(reversal) of provision for inventory obsolescence		253,816	(263)	(256)
(Gain)/loss on fair value changes of financial assets/liabilities		(726,843)	(856,786)	12,986
Other investment loss/(income)		278,669	(1,742,081)	(1,070,034)
Net (gain)/loss on disposals of non-current assets		(47,005)	616,456	590,049
Unrealized exchange loss/(gain), net		103,888	(157,056)	195,055
Share of profits less losses of
associates and joint ventures		(1,823,415)	(425,215)	(1,298,889)
Interest income		(234,604)	(198,906)	(147,063)
Interest expense		10,486,412	9,749,004	6,817,526
Others		(198,046)	171,611	(213,089)
Changes in working capital, net of effects of acquisitions:
Inventories		(1,996,075)	714,045	(1,270,582)
Other receivables and assets		(150,782)	(199,023)	(20,810)
Accounts receivable		(3,273,058)	(6,201,149)	(838,272)
Contract assets		(11,058)	—	—
Restricted cash		(347,777)	9,670	(11,566)
Accounts payable and other liabilities		349,703	2,414,376	1,912,034
Contract liabilities		471,721	—	—
Taxes payable		2,565,786	2,543,863	1,279,505
Interest received		173,986	136,134	84,806
Income tax expense paid		(1,620,887)	(2,003,011)	(4,692,509)

Net cash provided by operating activities		28,727,978	29,197,363	31,510,824

The accompanying notes are an integral part of these financial statements.

Huaneng Power International, Inc.
Consolidated Statements of Cash Flows (Continued)
For the years ended 31 December 2018, 2017 and 2016
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB)

		For the year ended 31 December
	Note	2018	2017	2016
		RMB	RMB (Note)	RMB (Note)
CASH FLOWS FROM INVESTING ACTIVITIES
Payment for the purchase of property, plant and equipment		(20,613,314)	(25,798,009)	(20,144,903)
Proceeds from disposal of property, plant and equipment, land use rights and other non-current assets		127,182	286,609	144,346
Prepayments of land use rights		(94,684)	(213,928)	(89,430)
Payment for the purchase of other non-current assets		30,107	(33,498)	(50,653)
Cash dividends received		618,592	1,419,380	1,057,642
Payment for investment in associates and joint ventures		(463,259)	(301,916)	(276,118)
Cash paid for acquiring available-for-sale financial assets		—	(5,600)	-
Cash paid for acquiring other equity instrument investments		(450)	—	—
Cash consideration paid for acquisition of subsidiaries, net of cash acquired	41	(674,845)	(10,817,107)	157,421
Cash received from disposal of a subsidiary, net of cash of the subsidiaries		-	530,437	-
Cash received from disposal of available-for-sale financial assets		—	2,186,758	1,474,301
Others		694,789	998,049	77,748

Net cash used in investing activities		(20,375,882)	(31,748,825)	(17,649,646)

The accompanying notes are an integral part of these financial statements.

Huaneng Power International, Inc.
Consolidated Statements of Cash Flows (Continued)
For the years ended 31 December 2018, 2017 and 2016
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB)

		For the year ended 31 December
	Note	2018	2017	2016
		RMB	RMB (Note)	RMB (Note)
CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of short-term bonds		40,000,000	30,988,679	32,982,340
Repayments of short-term bonds		(39,500,000)	(47,000,000)	(25,000,000)
Proceeds from short-term loans		77,005,025	107,564,128	85,689,874
Repayments of short-term loans		(98,345,708)	(96,378,054)	(77,904,489)
Proceeds from long-term loans		48,859,376	32,706,327	15,978,023
Repayments of long-term loans		(34,269,623)	(17,390,982)	(20,702,421)
Issuance of long-term bonds		13,999,807	7,800,000	4,200,000
Repayments of long-term bonds		(4,000,000)	(3,300,000)	(11,500,000)
Interest paid		(10,987,871)	(10,080,102)	(7,344,781)
Net proceeds from the issuance of new shares		3,245,330	-	-
Net proceeds from the issuance of other equity instruments		5,000,000	4,999,950	-
Net capital injection from non-controlling interests of subsidiaries		725,683	838,084	285,620
Dividends paid to shareholders of the Company		(1,520,038)	(4,352,973)	(7,206,220)
Dividends paid to non-controlling interests of subsidiaries		(1,265,451)	(2,184,145)	(2,695,378)
Government grants		-	590,629	233,276
Payment for finance leasing		(637,026)	(695,019)	(571,485)
Others		(552,574)	(93,342)	(46,209)

Net cash (used in)/generated from financing activities		(2,243,070)	4,013,180	(13,601,850)

Effect of exchange rate fluctuations on cash held		26,266	10,171	72,923

NET INCREASE IN CASH AND CASH EQUIVALENTS		6,135,292	1,471,889	332,251
Cash and cash equivalents as at beginning of the year		9,282,390	7,810,501	7,478,250
CASH AND CASH EQUIVALENTS AS AT END OF THE YEAR	36	15,417,682	9,282,390	7,810,501

Note: The Company and its subsidiaries have initially applied IFRS 15 and IFRS 9 at 1 January 2018. Under the transition methods chosen, comparative information is not restated. See Note 2(b).

The accompanying notes are an integral part of these financial statements.

HUANENG POWER INTERNATIONAL, INC.
NOTES TO THE FINANCIAL STATEMENTS
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

1	Company organization and principal activities

Huaneng Power International, Inc. (the “Company”) was incorporated in the People’s Republic of China (the “PRC”) as a Sino-foreign joint stock limited company on 30 June 1994. The registered address of the Company is Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the PRC. The Company and its subsidiaries are principally engaged in the generation and sale of electric power to the respective regional or provincial grid companies in the PRC, Republic of Singapore (“Singapore”) and Islamic Republic of Pakistan ("Pakistan”). The Company conducts its business in Singapore through SinoSing Power Pte Ltd. (“SinoSing Power”) and its subsidiaries and in Pakistan through Huaneng Shandong Ruyi (Hong Kong) Energy Co., Ltd. (“Hong Kong Energy”) and its subsidiaires.

The directors consider Huaneng International Power Development Corporation (“HIPDC”) and China Huaneng Group Co., Ltd. (“Huaneng Group”) as the parent company and ultimate parent company of the Company, respectively. Both HIPDC and Huaneng Group are incorporated in the PRC. HIPDC does not produce financial statements available for public use.

2	Principal accounting policies

The principal accounting policies adopted in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a)	Basis of preparation

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”) and the disclosure requirements of the Hong Kong Companies Ordinance. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. These financial statements have been prepared under the historical cost convention, as modified by the revaluation of equity instrument investments designated at fair value through other comprehensive income, financial assets at fair value through profit or loss and derivative financial assets and liabilities.

Non-current assets and disposal group held for sale are stated at the lower of carrying amount and fair value less costs to sell.

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

As at 31 December 2018, the Company and its subsidiaries have net current liabilities of approximately RMB 76.4 billion, and a portion of the Company and its subsidiaries’ funding requirements for capital expenditures were satisfied by short-term financing. Taking into consideration of the expected operating cash flows of the Company and its subsidiaries and the undrawn available banking facilities of approximately RMB 268.8 billion as at 31 December 2018, the Company and its subsidiaries are expected to refinance certain of its short-term loans and bonds and also to consider alternative sources of financing, where applicable and when needed.

Therefore, the directors of the Company are of the opinion that the Company and its subsidiaries will be able to meet its liabilities as and when they fall due within the next twelve months and accordingly, these consolidated financial statements are prepared on a going concern basis.

The IASB has issued certain new and revised IFRSs that are first effective or available for early adoption for the current accounting period of the Company and its subsidiaries. Note 2(b) provides information on any changes in accounting policies resulting from initial application of these developments to the extent that they are relevant to the Company and its subsidiaries for the current and prior accounting periods reflected in these financial statements.

(b)	Changes in accounting policies

The IASB has issued a number of new IFRSs and amendments to IFRSs that are first effective for the current accounting period of the Company and its subsidiaries. Of these, the following developments are relevant to the Company and its subsidiaries’ financial statements:

(i)	IFRS 9, Financial instruments
(ii)	IFRS 15, Revenue from contracts with customers
(iii)	IFRIC 22, Foreign currency transactions and advance consideration

The Company and its subsidiaries have not applied any new standard or interpretation that is not yet effective for current accounting period.

(i)	IFRS 9, Financial instruments

IFRS 9 replaces IAS 39, Financial instruments: recognition and measurement. It sets out the requirements for recognising and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items.

The Company and its subsidiaries have applied IFRS 9 retrospectively to items that existed at 1 January 2018 in accordance with the transition requirements. The Company and its subsidiaries have recognised the cumulative effect of initial application as an adjustment to the opening equity at 1 January 2018. Therefore, comparative information continues to be reported under IAS 39.

The following table summarises the impact of transition to IFRS 9 on reserves at 1 January 2018.

Other reserve in other comprehensive income
Transferred to fair value reserve (non-recycling) relating to equity instrument investments now measured at fair value through other comprehensive income	(574,657)

Fair value reserve (non-recycling)
Transferred from other reserve in other comprehensive income relating to equity instrument investments now measured at fair value through other comprehensive income and increase in fair value reserve (non-recycling) at 1 January 2018	944,603

Further details of the nature and effect of the changes to previous accounting policies and the transition approach are set out below:

A	Classification of financial assets and financial liabilities

IFRS 9 categorises financial assets into three principal classification categories: measured at amortised cost, at fair value through other comprehensive income (FVOCI) and at fair value through profit or loss (FVTPL). These supersede IAS 39’s categories of held-to-maturity investments, loans and receivables, available-for-sale financial assets and financial assets measured at FVTPL. The classification of financial assets under IFRS 9 is based on the business model under which the financial asset is managed and its contractual cash flow characteristics.

Under IFRS 9, derivatives embedded in contracts where the host is a financial asset in the scope of the standard are not separated from the host. Instead, the hybrid instrument as a whole is assessed for classification.

The following table shows the original measurement categories for available-for-sale financial assets of the Company and its subsidiaries under IAS 39 and reconciles the carrying amounts of those financial assets determined in accordance with IAS 39 to those determined in accordance with IFRS 9.

	IAS 39 Carrying amount at 31 December 2017	Reclassification	Remeasurement	IFRS 9 Carrying amount at 1 January 2018

Financial assets measured at FVOCI (non-recyclable)
Other equity instrument investments(i)	-	1,604,993	476,595	2,081,588

Financial assets classified as available-for-sale under IAS 39(i)	1,604,993	(1,604,993)	-	-

Note (i): Under IAS 39, equity securities not held for trading were classified as available-for-sale financial assets. These equity securities are classified as at FVTPL under IFRS 9, unless they are eligible for and designated at FVOCI by the Company and its subsidiaries. At 1 January 2018, the Company and its subsidiaries designated its equity securities at FVOCI, as the investments are held for strategic purposes (see Note 10).

With respect to the financial assets classified as “loans and receivables” (which were measured at amortised cost) and “financial assets measured at FVTPL” under IAS 39, the Company and its subsidiaries have assessed the business model under which the financial assets are managed and its contractual cash flow characteristics, and these financial assets continue with their respective classification and measurements upon the adoption of IFRS 9, and the carrying amounts of these financial assets as at 1 January 2018 have not been impacted by the initial application of IFRS 9.

For an explanation of how the Company and its subsidiaries classify and measure financial assets and recognise related gains and losses under IFRS 9, see respective accounting policy notes in Note 2(m)A.

The measurement categories for all financial liabilities of the Company and its subsidiaries remain the same. The carrying amounts for all financial liabilities of the Company and its subsidiaries as at 1 January 2018 have not been significantly impacted by the initial application of IFRS 9.

The Company and its subsidiaries did not designate or de-designate any financial asset or financial liability at FVTPL as at 1 January 2018.

B	Credit losses

IFRS 9 replaces the “incurred loss” model in IAS 39 with the “expected credit loss” (“ECL”) model. The ECL model requires an ongoing measurement of credit risk associated with a financial asset and therefore recognises ECLs earlier than under the “incurred loss” accounting model in IAS 39.

The Company and its subsidiaries applies the new ECL model to the following items:

- financial assets measured at amortised cost;
- contract assets as defined in IFRS 15 (Note 2(z));
- debt investments measured at FVOCI (recycling);
- lease receivables; and
- financial guarantee contracts issued (Note 2(m)A).

The Company and its subsidiaries assessed the ECLs of financial assets measured at amortised cost and lease receivables as at 1 January 2018. There was not significant change to the loss allowance for these financial assets of the Company and its subsidiaries as at 1 January 2018.

For further details on the Company and its subsidiaries’ accounting policy for accounting for credit losses, see Note 2(m)A(vi).

C	Hedge accounting

The Company and its subsidiaries have elected to adopt the new general hedge accounting model in IFRS 9.  Depending on the complexity of the hedge, this new accounting model allows a more qualitative approach to assessing hedge effectiveness compared to IAS 39 to be applied, and the assessment is always forward-looking. The adoption of IFRS 9 has not had a significant impact on the Company and its subsidiaries’ financial statements in this regard.

For an explanation of how the Company and its subsidiaries apply hedge accounting, see Note 2(m)A(vii).

D	Transition

Changes in accounting policies resulting from the adoption of IFRS 9 have been applied retrospectively, except as described below:

-
Information relating to comparative periods has not been restated.  Differences in the carrying amounts of financial assets resulting from the adoption of IFRS 9 are recognised in reserves as at 1 January 2018. Accordingly, the information presented for 2017 continues to be reported under IAS 39 and thus may not be comparable with the current period.

-	The following assessments have been made on the basis of the facts and circumstances that existed as at 1 January 2018:
-	the determination of the business model within which a financial asset is held; and
-	the designation of investments in equity instruments not held for trading to be classified as at FVOCI (non-recycling).

-
If, at the date of initial application, the assessment of whether there has been a significant increase in credit risk since initial recognition would have involved undue cost or effort, a lifetime ECL has been recognised for that financial instrument.

-
All hedging relationships designated under IAS 39 as at 31 December 2017 met the criteria for hedge accounting under IFRS 9 as at 1 January 2018 and are therefore regarded as continuing hedging relationships. Changes to hedge accounting policies have been applied prospectively.

(ii)	IFRS 15, Revenue from contracts with customers

IFRS 15 establishes a comprehensive framework for recognising revenue and some costs from contracts with customers. IFRS 15 replaces IAS 18, Revenue, which covered revenue arising from sale of goods and rendering of services, and IAS 11, Construction contracts, which specified the accounting for construction contracts.

IFRS 15 also introduces additional qualitative and quantitative disclosure requirements which aim to enable users of the financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

The Company and its subsidiaries have elected to use the cumulative effect transition method and have recognised the cumulative effect of initial application as an adjustment to the opening balance of equity as at 1 January 2018. Therefore, comparative information has not been restated and continues to be reported under IAS 18 and IAS 11. As allowed by IFRS 15, the Company and its subsidiaries have applied the new requirements only to contracts that were not completed before 1 January 2018, referred to as open contracts.

Since more than 95% of the Company and its subsidiaries' revenue comprised of contracts with customers from rate-regulated sales of electricity and heat, where revenue continue to be recognised upon transmission to the customers. The adoption of IFRS 15 did not have a material impact on the consolidated financial statements.

Further details of the nature and effect of the changes on previous accounting policies are set out below:

A	Timing of revenue recognition

Previously, revenue from sale of goods was generally recognised at a point in time when the risks and rewards of ownership of the goods had passed to the customers, whereas revenue arising from construction contracts and provision of services was recognised over time.

Under IFRS 15, revenue is recognised when the customer obtains control of the promised good or service in the contract. This may be at a single point in time or over time. IFRS 15 identifies the following three situations in which control of the promised good or service is regarded as being transferred over time:

-	When the customer simultaneously receives and consumes the benefits provided by the entity’s performance, as the entity performs;

-	When the entity’s performance creates or enhances an asset (for example work in progress) that the customer controls as the asset is created or enhanced;

-	When the entity’s performance does not create an asset with an alternative use to the entity and the entity has an enforceable right to payment for performance completed to date.

If the contract terms and the entity’s activities do not fall into any of these 3 situations, then under IFRS 15 the entity recognises revenue for the sale of that good or service at a single point in time, being when control has passed. Transfer of risks and rewards of ownership is only one of the indicators that is considered in determining when the transfer of control occurs.

Since more than 95% of the Company and its subsidiaries' revenue comprised of contracts with customers from rate-regulated sales of electricity and heat, where revenue continue to be recognised upon transmission to the customers. The adoption of IFRS 15 did not have a significant impact on timing of revenue recognition.

B	Presentation of contract assets and liabilities

Under IFRS 15, accounts receivable is recognised only if the Company and its subsidiaries have an unconditional right to consideration. If the Company and its subsidiaries recognise the related revenue (see Note 2(z)) before being unconditionally entitled to the consideration, then the entitlement to consideration is classified as a contract asset. Similarly, a contract liability, rather than a payable, is recognised when a customer pays non-refundable consideration, or is contractually required to pay non-refundable consideration and the amount is already due, before the Company and its subsidiaries recognise the related revenue. For a single contract with the customer, either a net contract asset or a net contract liability is presented. For multiple contracts, contract assets and contract liabilities of unrelated contracts are not presented on a net basis.

Previously, contract balances relating to “amounts received in advance” and “other deferred income” were presented in the statement of financial position under “accounts payable and other liabilities” and “other non-current liabilities”, respectively.

To reflect these changes in presentation, the Company and its subsidiaries have made the following adjustments as at 1 January 2018, as a result of the adoption of IFRS 15:

“Accounts payable and other liabilities - amounts received in advance” amounting to RMB1,505 million as at 1 January 2018 is now presented as “contract liabilities”.

 “Other non-current liabilities - other deferred income” amounting to RMB1,750 million as at 1 January 2018 is now presented as “Other non-current liabilities – contract liabilities”.

C	Disclosure of the estimated impact on the amounts reported in respect of the year ended 31 December 2018 as a result of the adoption of IFRS 15 on 1 January 2018

The following tables summarise the estimated impact of adoption of IFRS 15 on the Company and its subsidiaries’ consolidated financial statements for the year ended 31 December 2018, by comparing the amounts reported under IFRS 15 in these consolidated financial statements with estimates of the hypothetical amounts that would have been recognised under IAS 18 and IAS 11 if those superseded standards had continued to apply to 2018 instead of IFRS 15. These tables show only those line items impacted by the adoption of IFRS 15

	Amounts reported in accordance with IFRS 15 (A)	Hypothetical amounts under IASs 18 and 11 (B)	Difference Estimated impact of adoption of IFRS 15 on 2018 (A)-(B)
Line items in the consolidated statement of financial position as at 31 December 2018 impacted by the adoption of IFRS 15

Accounts receivable	29,278,938	29,289,996	(11,058)
Contract assets	11,058	-	11,058
Total current assets	61,799,069	61,799,069	-
Total assets	419,903,311	419,903,311	-
Accounts payable and other liabilities	35,138,680	37,115,327	(1,976,647)
Contract liabilities	1,976,647	-	1,976,647
Total current liabilities	138,206,214	138,206,214	-
Total liabilities	303,781,641	303,781,641	-

(iii)	IFRIC 22, Foreign currency transactions and advance consideration

This interpretation provides guidance on determining “the date of the transaction” for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) arising from a transaction in which an entity receives or pays advance consideration in a foreign currency.

The Interpretation clarifies that “the date of the transaction” is the date on initial recognition of the non-monetary asset or liability arising from the payment or receipt of advance consideration. If there are multiple payments or receipts in advance of recognising the related item, the date of the transaction for each payment or receipt should be determined in this way. The adoption of IFRIC 22 does not have any material impact on the financial position and the financial result of the Company and its subsidiaries.

(c)	Consolidation

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

The acquisition method is used to account for the business combinations of the Company and its subsidiaries (including business combinations under common controls). The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Company and its subsidiaries. Any contingent consideration is measured at fair value at the date of acquisition. If an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as equity, then it is not remeasured and settlement is accounted for within equity. Otherwise, other contingent consideration is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognised in profit or loss.  Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the Company and its subsidiaries recognise any non-controlling interests in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the recognised amounts of acquiree’s identifiable net assets. The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill (Note 2(k)). If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognised in profit or loss. In a business combination achieved in stages, the acquirer shall remeasure its previously held equity interest in the acquiree at its acquisition-date fair value and recognise the resulting gain or loss, if any, in profit or loss or other comprehensive income, as appropriate. In prior reporting periods, the acquirer may have recognised changes in the value of its equity interest in the acquiree in other comprehensive income. If so, the amount that was recognised in other comprehensive income shall be recognised on the same basis as would be required if the acquirer had disposed directly of the previously held equity interest.

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

When the Company and its subsidiaries lose control of a subsidiary, it is accounted for as a disposal of the entire interest in that subsidiary, with a resulting gain or loss being recognised in profit or loss. Any interest retained in that former subsidiary at the date when control is lost is recognised at fair value and this amount is regarded as the fair value on initial recognition of a financial asset (Note 2(m)) or, when appropriate, the cost on initial recognition of an investment in an associate or joint venture (Note 2(c)(iii)).

(iii)	Associates and joint ventures

Associates are investees over which the Company and its subsidiaries have significant influence on the financial and operating decisions. A joint venture is an arrangement whereby the Company and its subsidiaries and other parties contractually agree to share control of the arrangement, and have rights to the net assets of the arrangement.

Investments in associates and joint ventures are initially recognised at cost and are subsequently measured using the equity method of accounting, unless it is classified as held for sale (or included in a disposal group that is classified as held for sale). The excess of the initial investment cost over the proportionate share of the fair value of identifiable net assets of investee acquired is included in the initial investment cost (Note 2(k)). Any shortfall of the initial investment cost to the proportionate share of the fair value of identifiable net assets of investee acquired is recognised in current period profit or loss and long-term investment cost is adjusted accordingly.

When applying equity method, the Company and its subsidiaries adjust net profit or loss of the investees, including the fair value adjustments on the net identifiable assets of the associates and joint ventures and the adjustments to align with the accounting policies of the Company and the Company’s financial reporting periods. Current period investment income is then recognised based on the proportionate share of the Company and its subsidiaries in the investees’ net profit or loss. Net losses of investees are recognised to the extent of the carrying value of long-term equity investments and any other constituting long-term equity investments in investees that in substance form part of the investments in the investees. The Company and its subsidiaries continue to recognise investment losses and provision if they bear additional obligations which meet the recognition criteria.

The Company and its subsidiaries adjust the carrying amount of the investment and directly recognise into related other comprehensive income based on their proportionate share on the movements of the investees’ other comprehensive income.

When the investees appropriate profit or declare dividends, the carrying value of long-term equity investments are reduced correspondingly by the proportionate share of the distribution.

The Company and its subsidiaries determine at each reporting date whether there is any objective evidence that the investment in the associate or the joint venture is impaired. If this is the case, the Company and its subsidiaries calculate the amount of impairment as the difference between the recoverable amount of the associate or the joint venture and its carrying value and recognise the amount in the consolidated statement of comprehensive income.

Profits or losses resulting from transactions between the Company and its subsidiaries and the associates and joint ventures are recognised in the Company and its subsidiaries’ financial statements only to the extent of the unrelated third party investor’s interests in the associates and joint ventures. Loss from transactions between the Company and its subsidiaries and the associates and joint ventures is fully recognised and not eliminated when there is evidence for asset impairment.

If an investment in an associate becomes an investment in a joint venture or vice versa, retained interest is not remeasured. Instead, the investment continues to be accounted for under the equity method.

Gains and losses arising from dilution of investments in associates and joint ventures are recognised in the consolidated statement of comprehensive income.

In the Company’s statement of financial position, investments in associates and joint ventures are stated at cost less provision for impairment losses (Note 2(l)) unless classified as held for sale (or included in a disposal group that is classified as held for sale). Investment income from investments in associates and joint ventures is accounted for by the Company based on dividends received and receivable.

In all other cases, when the Company and its subsidiaries cease to have significant influence over an associate or joint control over a joint venture, it is accounted for as a disposal of the entire interest in that investee, with a resulting gain or loss being recognised in profit or loss. Any interest retained in that former investee at the date when significant influence or joint control is lost is recognised at fair value and this amount is regarded as the fair value on initial recognition of a financial asset (Note 2(m)).

(d)	Separate financial statements of the Company

Investments in subsidiaries are accounted for at cost less impairment unless classified as held for sale (or included in a disposal group that is classified as held for sale). Cost also includes direct attributable costs of investment. Investment income is recognised when the subsidiaries declare dividend.

(e)	Segment reporting

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

(f)	Foreign currency translation

(i)	Functional and presentation currency

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

The operating results and financial position of the foreign subsidiaries are translated into presentation currency as follows:

Asset and liability items in each statement of financial position of foreign operations are translated at the closing rates at the end of reporting period; equity items excluding retained earnings are translated at the spot exchange rates at the date of the transactions. Income and expense items in the statement of comprehensive income of the foreign operations are translated at average exchange rates approximating the rate on transaction dates. All resulting translation differences are recognised in other comprehensive income.

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

(g)	Property, plant and equipment

Property, plant and equipment consists of dam, port facilities, buildings, electric utility plant in service, transportation facilities, others and construction-in-progress (“CIP”). Property, plant and equipment acquired or constructed are initially recognised at cost and carried at the net value of cost less accumulated depreciation and accumulated impairment loss, unless classified as held for sale (or included in a disposal group that is classified as held for sale).

Cost of CIP comprises construction expenditures, other expenditures necessary for the purpose of preparing the CIP for its intended use, those borrowing costs incurred before the assets are ready for intended use that are eligible for capitalization. CIP is not depreciated until such time as the relevant asset is completed and ready for its intended use.

Subsequent costs about property, plant and equipment are included in the asset’s carrying amount only when it is probable that future economic benefits associated with the item will flow to the Company and its subsidiaries and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognised. Other subsequent expenditures not qualified for capitalization are charged in the current period profit or loss when they are incurred.

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

Property, plant and equipment is derecognised when it is disposed of, or is not expected to bring economic benefit through use or disposal. The amount of disposal proceeds arising from sale, transfer, disposal or write-off of the property, plant and equipment less book value and related tax expenses is recorded in ‘operating expenses – others’ in the statement of comprehensive income.

The carrying amount of property, plant and equipment is written down immediately to its recoverable amount when its carrying amount is greater than its recoverable amount (Note 2(l)).

(h)	Investment property

Investment properties are land and/or buildings which are owned or held under a leasehold interest (Note 2(ab)) to earn rental income and/or for capital appreciation. These include land held for a currently undetermined future use and property that is being constructed or developed for future use as investment property.

Investment properties are stated at fair value, unless they are still in the course of construction or development at the end of the reporting period and their fair value cannot be reliably measured at that time. Any gain or loss arising from a change in fair value or from the retirement or disposal of an investment property is recognised in profit or loss. Rental income from investment properties is accounted for as described in Note 2(z)(vi).

(i)	Power generation license

The Company and its subsidiaries acquired the power generation license as part of the business combination with Tuas Power Ltd. (“Tuas Power”). The power generation license is initially recognised at fair value at the acquisition date. The license has an indefinite useful life and is not amortized. The assessment that the license has an indefinite useful life is based on the expected renewal of power generation license without significant restriction and cost, together with the consideration on related future cash flows generated and the expectation of continuous operations. It is tested annually for impairment and carried at cost less accumulated impairment loss. Useful life of the power generation license is reviewed by the Company and its subsidiaries each financial period to determine whether events and circumstances continue to support the indefinite useful life assessment.

(j)	Mining rights

Mining rights are stated at cost less accumulated amortization and impairment losses (Note 2(l)) and are amortized based on the units of production method utilizing only recoverable coal reserves as the depletion base, unless the mining rights are classified as held for sale (or included in a disposal group that is classified as held for sale).

(k)	Goodwill

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

Goodwill is stated at cost less accumulated impairment losses. Goodwill arising on a business combination is allocated to each cash-generating unit, or groups of cash generating units, that is expected to benefit from the synergies of the combination and is tested annually for impairment (Note 2(l)).

On disposal of a cash generating unit during the year, any attributable amount of purchased goodwill is included in the calculation of the profit or loss on disposal.

(l)	Impairment of non-financial assets

The carrying amounts of property, plant and equipment, mining rights, intangible assets with definite useful lives, land use rights and long-term equity investments not accounted for as financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill, indefinite-lived intangible assets and intangible assets not yet available for use are tested for impairment annually regardless of whether there are indications of impairment or more frequently if events or changes in circumstances indicate a potential impairment. An impairment loss is recognised if the carrying amount of an asset or cash-generating unit (“CGU”) exceeds its recoverable amount.

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

Impairment losses are recognised in profit or loss. Impairment losses recognised in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU (group of CGUs), and then to reduce the carrying amounts of the other assets in the CGU (group of CGUs) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs of disposal (if measurable) or value in use (if determinable).

An impairment loss in respect of goodwill is not reversed. Except for goodwill, all impaired non-financial assets are subject to review for possible reversal of impairment at each reporting date. A reversal of an impairment loss is limited to the asset’s carrying amount that would have been determined had no impairment loss been recognised in prior year. Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognised.

(m)	Financial instruments

A	Policy applicable from 1 January 2018

(i)	Recognition and initial measurement

All financial assets and financial liabilities are initially recognised when the Company and its subsidiaries become a party to the contractual provisions of the instrument.

A financial asset (unless it is a receivable without a significant financing component) or financial liability is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue. A receivable without a significant financing component is initially measured at the transaction price.

(ii)	Classification and subsequent measurement of financial assets

(1)	Classification of financial assets

On initial recognition, the Company and its subsidiaries categorise financial assets into three principal classification categories: measured at amortised cost, at fair value through other comprehensive income (FVOCI) and at fair value through profit or loss (FVTPL) based on the business model under which the financial asset is managed and its contractual cash flow characteristics.

Financial assets are not reclassified subsequent to their initial recognition unless the Company and its subsidiaries change its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortised cost if it meets both of the following conditions and is not designated as at FVTPL:

-	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

-	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A financial assets is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

-	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

-	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, the Company and its subsidiaries may make an irrevocable election to designate the investment at FVOCI (non-recycling) such that subsequent changes in fair value are recognised in other comprehensive income. Such elections are made on an instrument-by-instrument basis, but may only be made if the investment meets the definition of equity from the issuer’s perspective.

All financial assets not classified as measured at amortised cost or FVOCI as described above are measured at FVTPL. On initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortised cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

An entity’s business model refers to how an entity manages its financial assets in order to generate cash flows. The entity’s business model determines whether cash flows will result from collecting contractual cash flows, selling financial assets or both. The Company and its subsidiaries determine the business model for managing the financial assets according to the facts and based on the specific business objective determined by the Company and its subsidiaries’ key management personnel.

The Company and its subsidiaries assess the contractual cash flow characteristics of the financial asset whether contractual cash flows are solely payments of principal and interest. Principal is defined as the fair value of the financial asset on initial recognition. Interest is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs, as well as a profit margin. The Company and its subsidiaries assess whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition.

(2)	Subsequent measurement of financial assets

-	Financial assets at FVTPL
These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognised in profit or loss, unless the financial assets are part of a hedging relationship.

-	Financial assets at amortised cost
These assets are subsequently measured at amortised cost using the effective interest method. A gain or loss on a financial asset that is measured at amortised cost and is not part of a hedging relationship shall be recognised in profit or loss when the financial asset is derecognised, through the amortisation process or in order to recognise impairment gains or losses.

-	Debt investments at FVOCI
These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, impairment and foreign exchange gains and losses are recognised in profit or loss. Other net gains and losses are recognised in other comprehensive income. On derecognition, gains and losses accumulated in other comprehensive income are reclassified to profit or loss.

-	Equity investments at FVOCI
These assets are subsequently measured at fair value. Dividends are recognised as income in profit or loss. Other net gains and losses are recognised in OCI and are transferred to retained earnings on derecognition.

(iii)	Classification and subsequent measurement of financial liabilities

Financial liabilities are classified as measured at FVTPL, financial guarantee contracts or measured at amortised cost.

-	Financial liabilities at FVTPL
A financial liability is classified as at FVTPL if it is classified as held-for-trading (including derivative financial liability) or it is designated as such on initial recognition.

These liabilities are subsequently measured at fair value and net gains and losses, including any interest expense, are recognised in profit or loss, unless the financial liabilities are part of a hedging relationship.

-	Financial guarantee contracts
Financial guarantees are contracts that require the issuer (i.e. the guarantor) to make specified payments to reimburse the beneficiary of the guarantee (the “holder”) for a loss the holder incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument.

After initial recognition at fair value, an issuer of such a contract shall subsequently measure it at the higher of: (i) the amount of the loss allowance determined in accordance with Note 2(m)A(vi) and (ii) the amount initially recognised less, when appropriate, the cumulative amount of income recognised.

-	Financial liabilities at amortised cost
These liabilities are subsequently measured at amortised cost using the effective interest method.

(iv)	Offsetting

Financial assets and financial liabilities are separately presented in the statement of financial position without offsetting. However, financial assets and financial liabilities are offset when, and only when the Company and its subsidiaries:

-	currently have a legally enforceable right to set off the amounts;
-	intend either to settle them on a net basis or to realise the asset and settle the liability simultaneously.

(v)	Derecognition

The Company and its subsidiaries derecognise a financial asset when one of the following conditions is met:

-	the contractual rights to the cash flows from the financial asset expire;

-
the Company and its subsidiaries transfer the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred;

-
the Company and its subsidiaries transfer the rights to receive the contractual cash flows in a transaction in which the the Company and its subsidiaries neither transfer nor retain substantially all of the risks and rewards of ownership and do not retain control of the financial asset.

On derecognition of a financial asset its entirety, the difference between the two amounts below is recognised in profit or loss:

-	the carrying amount of the financial asset transferred (measured at the date of derecognition) and

-	the consideration received, along with the cumulative gain or loss previously recognised in other comprehensive income, for the part derecognised.

The Company and its subsidiaries derecognise a financial liability (or  part of it) when, and only when, its contractual obligation (or part of it) is discharged, cancelled or expired.

(vi)	Credit losses

The Company and its subsidiaries recognise loss allowance for ECL on the following items:
-	financial assets measured at amortised cost;
-	contract assets as defined in IFRS 15 (see Note 2(z));
-	debt investments measured at FVOCI;
-	lease receivables; and
-	financial guarantee contracts issued, which are not measured at FVTPL.

Financial assets measured at fair value, including debt investments or equity investments measured at FVTPL, other equity investments designated at FVOCI (non-recycling) and derivative financial assets, are not subject to the ECL assessment.

Measurement of ECLs

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all expected cash shortfalls (i.e. the difference between the cash flows due to the Company and its subsidiaries in accordance with the contract and the cash flows that the Company and its subsidiaries expect to receive).

The maximum period considered when estimating ECLs is the maximum contractual period over which the Company and its subsidiaries are exposed to credit risk.

In measuring ECLs, the Company and its subsidiaries take into account reasonable and supportable information that is available without undue cost or effort. This includes information about past events, current conditions and forecasts of future economic conditions.

ECLs are measured on either of the following bases:
-	12-month ECLs: these are losses that are expected to result from possible default events within the 12 months after the reporting date; and
-	lifetime ECLs: these are losses that are expected to result from all possible default events over the expected lives of the items to which the ECL model applies.

Loss allowances for accounts receivable, lease receivables and contract assets are always measursed at an amount equal to lifetime ECLs.  ECLs on these financial assets are estimated using a provision matrix based on the Company and its subsidiaries’ historical credit loss experience, adjusted for factors that are specific to the debtors and an assessment of both the current and forecast general economic conditions at the reporting date.

For all other financial instruments, the Company and its subsidiaries recognise a loss allowance equal to 12-month ECLs unless there has been a significant increase in credit risk of the financial instrument since initial recognition or the financial instrument is not determined to have low credit risk at the reporting date, in which cases the loss allowance is measured at an amount equal to lifetime ECLs.

Low credit risk

If the financial instrument has a low risk of default, the borrower has a strong capacity to meet its contractual cash flow obligations in the near term and adverse changes in economic and business conditions in the longer term may, but will not necessarily, reduce the ability of the borrower to fulfil its contractual cash flow obligations, the credit risk on a financial instrument is considered low.

Significant increases in credit risk

In assessing whether the credit risk of a financial instrument has increased significantly since initial recognition, the Company and its subsidiaries compare the risk of default occurring on the financial instrument assessed at the reporting date with that assessed at the date of initial recognition. The Company and its subsidiaries consider both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort.

In particular, the following information is taken into account when assessing whether credit risk has increased significantly since initial recognition:
-	failure to make payments of principal or interest on their contractually due dates;
-	an actual or expected significant deterioration in a financial instrument’s external or internal credit rating (if available);
-	an actual or expected significant deterioration in the operating results of the debtor; and
-
existing or forecast changes in the technological, market, economic or legal environment that have a significant adverse effect on the debtor’s ability to meet its obligation to the Company and its subsidiaries.

Depending on the nature of the financial instruments, the assessment of a significant increase in credit risk is performed on either an individual basis or a collective basis. When the assessment is performed on a collective basis, the financial instruments are grouped based on shared credit risk characteristics, such as past due status and credit risk ratings.

The Company and its subsidiaries assume that the credit risk on a financial asset has increased significantly if it is more than 30 days past due, unless the Company and its subsidiaries have reasonable and supportable information that is available without undue cost or effort, that demonstrates that the credit risk has not increased significantly since initial recognition even though the contractual payments are more 30 days past due.

The Company and its subsidiaries consider a financial asset to be in default when the borrower is unlikely to pay its credit obligations to the Company and its subsidiaries in full, without recourse by the Company and its subsidiaries to actions such as realising security (if any is held).

Credit-impaired financial assets

At each reporting date, the Company and its subsidiaries assess whether  financial assets carried at amortised cost and debt investments at FVOCI are credit-impaired. A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is credit-impaired includes the following observable events:
-	significant financial difficulties of the debtor;
-	a breach of contract, such as a default or delinquency in interest or principal payments;
-	for economic or contractual reasons relating to the borrower’s financial difficulty, the Company and its subsidiaries having granted to the borrower a concession that would not otherwise consider;
-	it becoming probable that the borrower will enter into bankruptcy or other financial reorganisation;
-	the disappearance of an active market for that financial asset because of financial difficulties of the issuer.

Presentation of allowance for ECL

ECLs are remeasured at each reporting date to reflect changes in the financial instrument’s credit risk since initial recognition. Any change in the ECL amount is recognised as an impairment gain or loss in profit or loss.

The Company and its subsidiaires recognises an impairment gain or loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account, except for debt investments that are measured at FVOCI (recycling), for which the loss allowance is recognised in other comprehensive income.

Write-off policy

The gross carrying amount of a financial asset is written off (either partially or in full) to the extent that there is no realistic prospect of recovery. A write-off constitutes a derecognition event. This is generally the case when the Company and its subsidiaries determine that the debtor does not have assets or sources of income that could generate sufficient cash flows to repay the amounts subject to the write-off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the the Company and its subsidiaries’ procedures for recovery of amounts due.

Subsequent recoveries of an asset that was previously written off are recognised as a reversal of impairment in profit or loss in the period in which the recovery occurs.

(vii)	Cash flow hedge

Cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with all, or a component of, a recognised asset or liability or a highly probable forecast transaction, and could affect profit or loss.

The hedged items of cash flow hedge are the designated items with respect to the risks associated with future cash flow changes, and can be reliably measurable. Hedging instruments are designated financial instruments for cash flow hedge whose cash flows are expected to offset changes in the cash flows of a hedged item.

When designating a hedging relationship and on an ongoing basis, the Company and its subsidiaries shall analyse the sources of hedge ineffectiveness that are expected to affect the hedging relationship during its term. If a hedging relationship ceases to meet the hedging effectiveness requirement relating to the hedge ratio, but the risk management objective for that designated hedging relationship remains the same, the Company and its subsidiaries shall adjust the hedge ratio of the hedging relationship, so that it meets the qualifying criteria again, which is referred as rebalancing.

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognised in other comprehensive income and accumulated in the cash flow hedge reserve. Cash flow hedge reserve is adjusted to the lower of the following:
-	the cumulative gain or loss on the hedging instrument from inception of the hedge; and
-	the present value of the cumulative change in the hedged expected future cash flows from inception of the hedge.

The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge shall be recognised in other comprehensive income. Any remaining gain or loss on the hedging instrument is hedge ineffectiveness that shall be recognised in profit or loss.

On rebalancing, the hedge ineffectiveness of the hedging relationship is determined and recognised immediately before adjusting the hedging relationship. Adjusting the hedge ratio allows an entity to respond to changes in the relationship between the hedging instrument and the hedged item that arise from their underlyings or risk variables. The Company and its subsidiaries adjust the hedge ratio by increasing the volume of the hedged items or hedging instruments. Hence, increases in volumes refer to the quantities that are part of the hedging relationship, and decreases in volumes are not part of the hedging relationship.

The amount accumulated in the hedging reserve and the cost of hedging reserve is reclassified to profit or loss in the same period or periods during which the hedged expected future cash flows affect profit or loss.

When the hedged forecast transaction subsequently results in the recognition of a non-financial item, the amount accumulated in the hedging reserve and the cost of hedging reserve is included directly in the initial cost of the non-financial item when it is recognised.

If the amount that has been accumulated in the cash flow hedge reserve is a loss and the Company and its subsidiaries expect that all or a portion of that loss will not be recovered in one or more future periods, the Company and its subsidiaries immediately reclassify the amount that is not expected to be recovered into profit or loss.

When the Company and its subsidiaries discontinue hedge accounting for a cash flow hedge, the Company and its subsidiaries account for the amount that has been accumulated in the cash flow hedge reserve as follows:
-	if the hedged future cash flows are still expected to occur, that amount shall remain in the cash flow hedge reserve until the future cash flows occur.
-
if the hedged future cash flows are no longer expected to occur, that amount shall be immediately reclassified from the cash flow hedge reserve to profit or loss. A hedged future cash flow that is no longer highly probable to occur may still be expected to occur.

When the future cash flows occur, the amounts accumulated in the hedging reserve of the effective portion are reclassified to profit or loss or included directly in the initial cost of the non-financial item. If the hedged future cash flows are no longer expected to occur, then the amounts that have been accumulated in the hedging reserve and the cost of hedging reserve are immediately reclassified to profit or loss.

B	Policy applicable prior to 1 January 2018

Financial assets are classified in the following categories at initial recognition: at fair value through profit or loss, loans and receivables and available-for-sale. The classification depends on the intention and ability of the Company and its subsidiaries to hold the financial assets.

(i)	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading and designated upon initial recognition as at fair value through profit or loss, and contingent consideration of the acquirer in a business combination. A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term. Derivatives are classified as held for trading unless they are designated as hedges.

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

Regular purchases and sales of financial assets are recognised at fair value initially on trade-date – the date on which the Company and its subsidiaries commit to purchase or sell the asset. Transaction costs relating to financial assets at fair value through profit or loss are directly expensed in the profit or loss as incurred. Transaction costs for other financial assets are included in the carrying amount of the asset at initial recognition. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and all risks and rewards related to the ownership of the financial assets have been transferred to the transferee.

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

Except for impairment loss and translation differences on monetary financial assets, changes in the fair value of available-for-sale financial assets are recognised in other comprehensive income. When these financial assets are derecognised, the accumulated fair value adjustments recognised in equity are included in the statement of comprehensive income as ‘other investment income’. Dividends on available-for-sale financial assets are recorded in ‘other investment income’ when the right of the Company and its subsidiaries to receive payments is established.

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

In the case of equity investments classified as available for sale, a significant or prolonged decline in the fair value of the investment below its cost is evidence that the assets are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss, measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss, is removed from equity and recognised in profit or loss. Impairment losses recognised in the profit or loss on equity instruments are not reversed through the profit or loss.

When financial assets carried at amortized cost are impaired, the carrying amount of the financial assets is reduced to the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The impaired amount is recognised as assets impairment loss in the current period. If there is objective evidence that the value of the financial assets has recovered as a result of objective changes in circumstances occurring after the impairment loss was originally recognised, the originally recognised impairment loss is reversed through profit or loss. For the impairment test of receivables, please refer to Note 2(n).

(vi)	Derivative financial instruments and hedging activities

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. Gain or loss arising from subsequent change in the fair value of derivative financial instruments is recognised in profit or loss except for the effective portions of gain or loss on the derivative financial instruments designated as cash flow hedges which are recognised directly in other comprehensive income. Cash flow hedge represents a hedge against the exposure to variability in cash flows, which such cash flow is originated from a particular risk associated with highly probable forecast transactions and variable rate borrowings and which could affect the statement of comprehensive income.

The hedged items of cash flow hedge are the designated items with respect to the risks associated with future cash flow change resulting from variability in cash flows of a recognised asset or liability or a highly probable forecast transaction or the foreign currency risk of a committed future transaction. Hedging instruments are designated derivative for cash flow hedge whose cash flows are expected to offset changes in the cash flows of a hedged item.

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

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in other comprehensive income. The gain or loss relating to the ineffective portion is recognised immediately in the statement of comprehensive income within ‘gain/(loss) on fair value changes of financial assets/liabilities’.

Amounts accumulated in equity are reclassified to the profit or loss in the periods when the hedged item affects profit or loss. The gain or loss relating to the effective portion of interest rate swaps hedging variable rate borrowings is recognised in the statement of comprehensive income within ‘interest expense’. The gain or loss relating to the effective portion of exchange forward hedging foreign currency denominated payables is recognised in the statement of comprehensive income within ‘exchange gain/(loss) and bank charges, net’. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset. In the case where the Company and its subsidiaries expect all or a portion of net loss previously recognised directly in other comprehensive income will not be recovered in future financial periods, the irrecoverable portion will be reclassified into profit or loss.

When a hedging instrument expires or is sold, terminated or exercised or when a hedge no longer meets the criteria for hedge accounting, the Company and its subsidiaries will discontinue hedge accounting. Any cumulative gain or loss existing in equity at that time remains in equity and is subsequently recognised when the forecast transaction is ultimately recognised in the profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the statement of comprehensive income within ‘gain/(loss) on fair value changes of financial assets/liabilities’.

(n)	Loans and receivables

The Company and its subsidiaries have assessed the business model under which the loans and receivables are managed and its contractual cash flow characteristics, and these financial assets continue with their respective classification and measurements upon the adoption of IFRS 9, please refer to Note 2(m)A(ii). For the impairment test of receivables, please refer to Note 2(m)A(vi).

Policy applicable prior to 1 January 2018

Loans and receivables, which primarily include accounts receivable, other receivables, loan to subsidiaries and other non-current assets, are recognised initially at fair value. Loans and receivables are subsequently measured at amortized cost less provision for doubtful debts using the effective interest method.

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

When there is objective evidence that the Company and its subsidiaries will not be able to collect all amounts due according to the original terms of the receivables, impairment test is performed and related provision for doubtful accounts is made based on the shortfall between carrying amounts and respective present value of estimated future cash flows. The carrying amounts of the receivables are reduced through the use of allowance accounts, and the amount of the provision is recognised in the statement of comprehensive income within ‘operating expenses – others’. When a receivable is uncollectible, it is written off against the allowance account for the receivable. Subsequent recoveries of amounts previously written off are credited against ‘operating expenses – others’ in the statement of comprehensive income.

(o)	Inventories

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

(p)	Related parties

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

(q)	Cash and cash equivalents

Cash and cash equivalents listed in the statement of cash flows represents cash in hand, call deposits held with banks and other financial institutions, and other short-term (3 months or less), highly-liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value. Bank overdrafts that are repayable on demand and form an integral part of the cash management are also included as a component of cash and cash equivalents for the purpose of the consolidated statement of cash flow. Cash and cash equivalents are assessed for expected credit losses in accordance with the policy set out in Note 2(m)A(vi).

(r)	Borrowings

Borrowings are recognised initially at fair value less transaction costs and subsequently measured at amortised cost using the effective interest method. Borrowings are classified as current liabilities unless the Company and its subsidiaries have an unconditional right to defer settlement of the liability for at least 12 months after the end of reporting period.

(s)	Borrowing costs

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

All other borrowing costs are recognised in profit or loss in the period in which they are incurred.

(t)	Share Capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

(u)	Other equity instruments

Perpetual corporate bond and other equity instruments are classified as equity if they are non-redeemable, or redeemable only at the Company’s option, and any interests or dividends are discretionary. Interests or dividends on such instruments classified as equity are recognised as distributions within equity. When these equity instruments are redeemed according to the contractual terms, the redemption price is charged to equity.

(v)	Payables

Payables primarily include accounts payable and other liabilities, and are recognised initially at fair value and subsequently measured at amortized cost using the effective interest method.

(w)	Taxation

(i)	Value-added tax (“VAT”)

The domestic power, heat and goods sales of the Company and its subsidiaries are subject to VAT. VAT payable is determined by applying 17% or 16% (11% or 10% on heat) on the taxable revenue after offsetting deductible input VAT of the period.

The applicable tax rate of VAT in respect of the lease of tangible movable properties, transportation industry and other modern services industry are 17% or 16%, 11% or 10% and 6%, respectively.

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

The subsidiaries in Pakistan are subject to goods and service tax of the country where they operate, which is 16% on the taxable revenue.

(iii)	Current and deferred income tax

The income tax expense for the period comprises current and deferred income tax. Income tax expense is recognised in profit or loss, except to the extent that it relates to items recognised in other comprehensive income or directly in equity. In this case, the tax is also recognised in other comprehensive income or directly in equity, respectively.

Deferred income tax assets and liabilities are recognised based on the differences between tax bases of assets and liabilities and respective book values (temporary differences). For deductible tax losses or tax credit that can be brought forward in accordance with tax law requirements for deduction of taxable income in subsequent years, it is considered as temporary differences and related deferred income tax assets are recognised. No deferred income tax liability is recognised for temporary difference arising from initial recognition of goodwill. For those temporary differences arising from initial recognition of an asset or liability in a non-business combination transaction that affects neither accounting profit nor taxable profit (or deductible loss) at the time of the transaction, no deferred income tax asset and liability is recognised. The temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Company and its subsidiaries control the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

The Company and its subsidiaries recognise deferred income tax assets to the extent that it is probable that taxable profit will be available to offset the deductible temporary difference, deductible tax loss and tax credit.

At the end of reporting period, deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or liability is settled.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

Deferred income tax assets and deferred income tax liabilities are offset when meeting all the conditions below:

(1)	The Company and its subsidiaries have the legal enforceable right to offset current income tax assets and current income tax liabilities;

(2)	Deferred income tax assets and deferred income tax liabilities are related to the income tax levied by the same tax authority of the Company and its subsidiaries.

(x)	Employee benefits

Employee benefits include all expenditures relating to the employees for their services. The Company and its subsidiaries recognise employee benefits as liabilities during the accounting period when employees render services and allocate to related cost of assets and expenses based on different beneficiaries.

In connection with pension obligations, the Company and its subsidiaries operate various defined contribution plans in accordance with the local conditions and practices in the countries and provinces in which they operate. A defined contribution plan is a pension plan under which the Company and its subsidiaries pay fixed contributions into a separate publicly administered pension insurance plan on mandatory and voluntary bases. The Company and its subsidiaries have no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. The contributions are recognised as employee benefit when incurred. Prepaid contributions are recognised as assets to the extent that a cash refund or a reduction in the future payment is available.

(y)	Government grants

Government grants are recognised when the Company and its subsidiaries fulfill the conditions attached to them and they are probable to be received. When government grants are received in the form of monetary assets, they are measured at the amount received or receivable. When the grant is in the form of non-monetary assets, it is measured at fair value. When fair value cannot be measured reliably, nominal amount is assigned.

Asset-related government grant is recognised as deferred income and is amortized evenly in profit or loss over the useful lives of related assets.

Income-related government grant that is used to compensate subsequent related expenses or losses of the Company and its subsidiaries are recognised as deferred income and recorded in the profit or loss when related expenses or losses incurred. When the grant is used to compensate expenses or losses that were already incurred, they are directly recognised in current period profit or loss.

(z)	Revenue and other income

Income is increases in economic benefits during the accounting period in the form of inflows or enhancements of assets or decreases of liabilities that result in an increase in equity, other than those relating to contributions from equity participants.

Revenue is recognised when (or as) the Company and its subsidiaries satisfy a performance obligation in the contract by transferring the control over promised good or service to a customer.

When two or more performance obligations identified, the Company and its subsidiaries allocate the transaction price to each performance obligation identified in the contract on a relative stand-alone selling price basis at contract inception and recognise as revenue the amount of the transaction price that is allocated to that performance obligation.

Transaction price is the amount of consideration to which the Company and its subsidiaries expect to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties. Revenue is only recognised to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognised will not occur. The Company and its subsidiaries recognise a refund liability if the entity receives consideration from a customer and expects to refund some or all of that consideration to the customer. Where the contract contains a significant financing component, The Company and its subsidiaries recognise revenue at an amount that reflects the price that a customer would have paid for the promised goods or services if the customer had paid cash for those goods or services when (or as) they transfer to the customer. The difference between the promised amount of consideration and its present value is amortised using effective interest rate. The Company and its subsidiaries will not adjust the promised amount of consideration for the effects of a significant financing component if the Company and its subsidiaries expect, at contract inception, that the period between when the Company and its subsidiaries transfer a promised good or service to a customer and when the customer pays for that good or service will be one year or less.

A performance obligation is satisfied over time if one of the following criteria is met:
-	When the customer simultaneously receives and consumes the benefits provided by the Company and its subsidiaries’ performance, as the Company and its subsidiaries perform;
-	When the Company and its subsidiaries’ performance creates or enhances an asset that the customer controls as the asset is created or enhanced;
-
When the Company and its subsidiaries’ performance does not create an asset with an alternative use to the entity and the Company and its subsidiaries have an enforceable right to payment for performance completed to date.

For performance obligations satisfied over time, revenue is recognised on the basis of direct measurements of the value to the customer of the goods or services transferred to date relative to the remaining goods or services promised under the contract. When the outcome of the contract cannot be reasonably measured, revenue is recognised only to the extent of contract costs incurred that are expected to be recovered.

For performance obligations satisfied at a point in time, revenue is recognised when the customer obtains control of the promised good or service in the contract. The Company and its subsidiaries consider indicators of the transfer of control, which include, but are not limited to, the following:
-	The Company and its subsidiaries have a present right to payment for the asset;
-	The Company and its subsidiaries have transferred physical possession of the asset;
-	The customer has legal title to the asset or the significant risks and rewards of ownership of the asset;
-	The customer has accepted the asset.

A contract asset is the Company and its subsidiaries’ right to consideration in exchange for goods or services that the Company and its subsidiaries have transferred to a customer when that right is conditioned on something other than the passage of time and an impairment of a contract asset is measured using ECL model (Note 2(m)A(vi)). The Company and its subsidiaries present any unconditional rights to consideration separately as a receivable. The Company and its subsidiaries’ obligation to transfer goods or services to a customer for which the Company and its subsidiaries have received consideration (or the amount is due) from the customer is present as a contract liability.

Further details of revenue and income recognition policies are as follow:

(i)	Sales of power

Revenue is recognised upon transmission of electricity to the power grid where the control of the electricity is transferred at the same time.

(ii)	Sales of heat

Revenue is recognised upon transmission of heat to the customers where the control of the heat is transferred at the same time.

(iii)	Service revenue

Service revenue refers to amounts received from service of port loading, conveying, transportation and maintenance. The Company and its subsidiaries recognise revenue when the relevant service is provided.

(iv)	Coal and raw materials sales revenue

Revenue is recognised when the control of the fuel and materials is transferred to the customers.

(v)	Heating pipeline upfront fees

Revenue from upfront fees received from heat customers related to the heating pipeline is recognised during the period in which the heat supply service is provided.

(vi)	Rental income from operating leases

Rental income receivable under operating leases is recognised in profit or loss in equal instalments over the periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the use of the leased asset. Lease incentives granted are recognised in profit or loss as an integral part of the aggregate net lease payments receivable. Contingent rentals are recognised as income in the accounting period in which they are earned.

(vii)	Dividend income

Dividend income from unlisted investments is recognised when the shareholder’s right to receive payment is established. Dividend income from listed investments is recognised when the share price of the investment goes ex-dividend.

(ix)	Interest income

Interest income from deposits is recognised on a time proportion basis using effective interest method. Interest income from the finance lease is recognised on a basis that reflects a constant periodic rate of return on the net investment in the finance lease.

(aa)	Contract cost

Contract costs are either the incremental costs of obtaining a contract with a customer or the costs to fulfil a contract with a customer.

Incremental costs of obtaining a contract are those costs that the Company and its subsidiaries incur to obtain a contract with a customer that it would not have incurred if the contract had not been obtained e.g. an incremental sales commission. Incremental costs of obtaining a contract are capitalised when incurred if the costs relate to revenue which will be recognised in a future reporting period and the costs are expected to be recovered. Other costs of obtaining a contract are expensed when incurred.

If the costs incurred in fulfilling a contract with a customer are not within the scope of another Standard such as IAS 2 Inventories, the Company and its subsidiaries recognise an asset from the costs incurred to fulfil a contract only if those costs meet all of the following criteria:
-
the costs relate directly to an existing contract or to a specifically identifiable anticipated contract, including direct labor, direct materials, allocations of costs, costs that are explicitly chargeable to the customer and other costs that are incurred only because the the Company and its subsidiaries entered into the contract;

-	the costs generate or enhance resources that will be used to provide goods or services in the future;
-	the costs are expected to be recovered.

Amortisation of capitalised contract costs is charged to profit or loss when the revenue to which the asset relates is recognised. The accounting policy for revenue recognition is set out in Note 2(z). Contract costs are recognised as an expense when incurred if the amortisation period of the asset that the Company and its subsidiaries otherwise would have recognised is one year or less.

Impairment losses are recognised to the extent that the carrying amount of the contract cost asset exceeds the net of:
(i)	remaining amount of consideration that the Company and its subsidiaries expect to receive in exchange for the goods or services to which the asset relates, less
(ii)	any costs that relate directly to providing those goods or services that have not yet been recognised as expenses.

(ab)	Leases

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

The Company and its subsidiaries recognise the aggregate of the minimum lease receipts and the initial direct costs on the lease inception date as the receivable. The difference between the aggregate of the minimum lease receipts and the initial direct costs and sum of their respective present values is recognised as unrealised finance income. The Company and its subsidiaries adopt the effective interest method to allocate such unrealised finance income over the lease term. At the end of reporting period, the Company and its subsidiaries present the net amount of finance lease receivable after deducting any unrealised finance income in non-current assets and current assets, respectively.

Please refer to Note 2(m)A(vi) for impairment test on finance lease receivables.

Where the Company and its subsidiaries acquire the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, of such assets are included in fixed assets and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. Depreciation is provided at rates which write-off the cost or valuation of the assets over the term of the relevant lease or, where it is likely the Company and its subsidiaries will obtain ownership of the asset, the life of the asset, as set out in Note 2(g). Impairment losses are accounted for in accordance with the accounting policy as set out in Note 2(l). Finance charges implicit in the lease payments are charged to profit or loss over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period. Contingent rentals are charged to profit or loss in the accounting period in which they are incurred.

(ac)	Purchase of electricity

The overseas subsidiary of the Company recognises electricity purchase cost when it purchases the electricity and transmits to its customers.

(ad)	Non-current assets (or disposal group) held for sale

Non-current assets, or disposal groups comprising assets and liabilities, are classified as held-for-sale if it is highly probable that they will be recovered primarily through sale rather than through continuing use.

Such assets, or disposal groups, are generally measured at the lower of their carrying amount and fair value less costs to sell. Any impairment loss on a disposal group is allocated first to goodwill, and then to the remaining assets and liabilities on a pro rata basis, except that no loss is allocated to inventories, financial assets or deferred tax assets, which continue to be measured in accordance with the Company and its subsidiaries’ other accounting policies. Impairment losses on initial classification as held-for-sale and subsequent gains and losses on remeasurement are recognised in profit or loss.

Once classified as held-for-sale, intangible assets and property, plant and equipment are no longer amortized or depreciated, and any equity-accounted investee is no longer equity accounted.

(ae)	Dividend distribution

Dividend distribution to the shareholders of the Company and its subsidiaries is recognised as a liability in the period when the dividend is approved in the shareholders’ meeting.

(af)	Contingencies

Contingent liabilities are not recognised in the financial statements. They are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognised in the financial statements but disclosed when an inflow of economic benefit is probable.

(ag)	Standards and amendments to published standards that are not yet effective but relevant to the Company and its subsidiaries

Up to the date of issue of these financial statements, a number of amendments, new standards and interpretations have been issued which are not yet effective for the year ended 31 December 2018 and which have not been adopted in these financial statements. These include the following which may be relevant to the Company and its subsidiaries.

•	IFRS 16, “Leases”, which will be effective for accounting periods beginning on or after 1 January 2019.
•	IFRIC 23, “Uncertainty over income tax treatments”, which will be effective for accounting periods beginning on or after 1 January 2019.
•	Annual improvements to IFRSs 2015-2017 Cycle, which will be effective for accounting periods beginning on or after 1 January 2019.
•	Amendments to IFRS 28, “Long-term interests in associates and joint ventures”, which will be effective for accounting periods beginning on or after 1 January 2019.

The Company and its subsidiaries are in the process of making an assessment of what the impact of these amendments, new standards and interpretations is expected to be in the period of initial application. So far the Company and its subsidiaries have identified some aspects of IFRS 16 which may have a significant impact on the consolidated financial statements. Further details of the expected impacts are discussed below. While the assessment has been substantially completed for IFRS 16, the actual impact upon the initial adoption of this standard may differ as the assessment completed to date is based on the information currently available to the Company and its subsidiaries, and further impacts may be identified before the standard is initially applied in the Company and its subsidiaries’ interim financial report for the six months ended 30 June 2019. The Company and its subsidiaries may also change its accounting policy elections, including the transition options, until the standard is initially applied in that financial report.

IFRS 16, Lease

As disclosed in Note 2(ab), currently the Company and its subsidiaries classify leases into finance leases and operating leases and account for the lease arrangements differently, depending on the classification of the lease. The Company and its subsidiaries enter into some leases as the lessor and others as the lessee.

IFRS 16 is not expected to impact significantly on the way that lessors account for their rights and obligations under a lease. However, once IFRS 16 is adopted, lessees will no longer distinguish between finance leases and operating leases. Instead, subject to practical expedients, lessees will account for all leases in a similar way to current finance lease accounting, i.e. at the commencement date of the lease the lessee will recognise and measure a lease liability at the present value of the minimum future lease payments and will recognise a corresponding “right-of-use” asset. After initial recognition of this asset and liability, the lessee will recognise interest expense accrued on the outstanding balance of the lease liability, and the depreciation of the right-of-use asset, instead of the current policy of recognising rental expenses incurred under operating leases on a systematic basis over the lease term. As a practical expedient, the lessee can elect not to apply this accounting model to short-term leases (i.e. where the lease term is 12 months or less) and to leases of low-value assets, in which case the rental expenses would continue to be recognised on a systematic basis over the lease term.

IFRS 16 will primarily affect the Company and its subsidiaries’ accounting as a lessee of leases for properties, plant and equipment which are currently classified as operating leases. The application of the new accounting model is expected to lead to an increase in both assets and liabilities and to impact on the timing of the expense recognition in the statement of comprehensive income over the period of the lease.

IFRS 16 is effective for annual periods beginning on or after 1 January 2019. As allowed by IFRS 16, the Company and its subsidiaries plan to use the practical expedient to grandfather the previous assessment of which existing arrangements are, or contain, leases. The Company and its subsidiaries will therefore apply the new definition of a lease in IFRS 16 only to contracts that are entered into on or after the date of initial application. In addition, the Company and its subsidiaries plan to elect the practical expedient for not applying the new accounting model to short-term leases and leases of low-value assets.

The Company and its subsidiaries plan to elect to use the modified retrospective approach for the adoption of IFRS 16 and will recognise the cumulative effect of initial application as an adjustment to the opening balance of equity at 1 January 2019 and will not restate the comparative information. As disclosed in Note 40(b), at 31 December 2018 the Company and its subsidiaries’ future minimum lease payments under non-cancellable operating leases amount to RMB1,647 million for property, plant and equipment and land use rights, the majority of which is payable either between 1 and 5 years after the reporting date or in more than 5 years. Upon the initial adoption of IFRS 16, the opening balances of lease liabilities and the corresponding right-of-use assets will be adjusted accordingly, after taking into account the effects of discounting, as at 1 January 2019. The Company and its subsidiaries are still in the process to determine the amounts of new assets and liabilities arising from operating lease commitments on adoption of IFRS 16.

There are no other amendments and new standards that are not yet effective that would be expected to have a material impact on the Company and its subsidiaries’ consolidated financial statements.

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

SinoSing Power and its subsidiaries and Huaneng Shandong Ruyi (Pakistan) Energy (Private) Co., Ltd. (“Ruyi Pakistan Energy”), the subsidiary of Hong Kong Energy, are subject to financial risks that are different from the entities operating within the PRC. They have a series of controls in place to maintain the cost of risks occurring and the cost of managing the risks at an acceptable level. Management continually monitors the risk management process to ensure that an appropriate balance between risk and control is achieved. SinoSing Power and its subsidiaries and Ruyi Pakistan Energy have their written policies and financial authorisation limits in place which are reviewed periodically. These financial authorization limits seek to mitigate and eliminate operational risks by setting approval thresholds required for entering into contractual obligations and investments.

(i)	Market risk

(1)	Foreign exchange risk

Foreign exchange risk of the entities operating within the PRC primarily arises from loans denominated in foreign currencies of the Company and its subsidiaries. SinoSing Power and its subsidiaries are exposed to foreign exchange risk on bank balances, accounts receivable, other receivables and assets, accounts payable and other liabilities that are denominated primarily in US$, a currency other than Singapore dollar (“S$”), their functional currency. Ruyi Pakistan Energy is exposed to foreign exchange risk on bank balances, financial lease receivables, accounts payable and other liabilities, short-term loans and long-term loans that are denominated primarily in US$, a currency other than Pakistan rupee (“PKR”), their functional currency. Please refer to Note 16, 18, 19, 25, 28, 31 and 36 for details. The Company and its subsidiaries manage exchange risk through closely monitoring interest and exchange market.

As at 31 December 2018, if RMB had weakened/strengthened by 5% (2017: 5%) against US$ and 3% (2017: 3%) against EUR (“€”) with all other variables constant, the Company and its subsidiaries would further recognise exchange loss/gain amounted RMB98 million (2017: RMB112 million) and RMB5 million (2017: RMB7 million), respectively. The ranges of such sensitivity disclosed above were based on the observation on the historical trend of related exchange rates during the previous year under analysis.

As at 31 December 2018, if S$ had weakened/strengthened by 10% (2017:10%) against US$ with all other variables constant, SinoSing Power and its subsidiaries would further recognise exchange gain/loss amounted RMB6 million (2017:RMB30 million). The ranges of such sensitivity disclosed above were based on the management’s experience and forecast.

SinoSing Power and its subsidiaries also are exposed to foreign exchange risk on fuel purchases that are denominated primarily in US$. They substantially hedge their estimated foreign currency exposure in respect of forecast fuel purchases over the following three months using primarily foreign currency contracts.

As at 31 December 2018, if PKR had weakened/strengthened by 5% (2017:Nil) against US$ with all other variables constant, Ruyi Pakistan Energy would further recognise exchange gain/loss amounted RMB47 million (2017:Nil). The ranges of such sensitivity disclosed above were based on the management’s experience and forecast.

Ruyi Pakistan Energy is exposed to foreign exchange risk on long-term loans payment that are denominated primarily in US$. Ruyi Pakistan Energy entered into an agreement on tariff adjustment mechanism with Central Power Purchasing Agency (Guarantee) Limited ( “CPPA-G” ) and the tariff adjustment mechanism was approved by National Electric Power Regulatory Authority. The mechanism mitigates foreign exchange risk by decreasing or increasing electricity tariff when the PKR strengthens or weakens against US$.

(2)	Price risk

The other equity instrument investments of the Company and its subsidiaries designated as FVTOCI are exposed to equity security price risk.

Detailed information relating to the other equity instrument investments is disclosed in Note 10. The Company closely monitors the pricing trends in the open market in determining its long-term strategic stakeholding decisions.

The Company and its subsidiaries are exposed to fuel price risk on fuel purchases. In particular, SinoSing Power and its subsidiaries use fuel oil swap to hedge against such a risk and designate them as cash flow hedges. Please refer to Note 14 for details.

(3)	Cash flow interest rate risk

The interest rate risk of the Company and its subsidiaries primarily arises from long-term loans. Loans borrowed at variable rates expose the Company and its subsidiaries to cash flow interest rate risk. The exposures of these risks are disclosed in Note 25 to the financial statements. The Company and its subsidiaries have entered into interest rate swap agreements with banks to hedge against a portion of cash flow interest rate risk.

As at 31 December 2018, if interest rates on RMB-denominated borrowings had been 50 basis points higher/lower with all other variables held constant, interest expense for the year would have been RMB786 million (2017: RMB789 million) higher/lower. If interest rates on US$-denominated borrowings had been 50 basis points higher/lower with all other variables held constant, interest expense for the year would have been RMB54 million (2017: RMB6 million) higher/lower. If interest rates on S$-denominated borrowings had been 100 basis points higher/lower with all other variables held constant, interest expense for the year would have been RMB74 million (2017: RMB72 million) higher/lower. If interest rates on PKR-denominated borrowings had been 50 basis points higher/lower with all other variables held constant, interest expense for the year would have been RMB 2 million (2017:Nil ) higher/lower. The ranges of such sensitivity disclosed above were based on the observation on the historical trend of related interest rates during the previous year under analysis.

The Company has entered into a floating-to-fixed interest rate swap agreement to hedge against cash flow interest rate risk of a loan. According to the interest rate swap agreement, the Company agrees with the counterparty to settle the difference between fixed contract rates and floating-rate interest amounts calculated by reference to the agreed notional amounts quarterly until 2019. Tuas Power Generation Pte. Ltd. (“TPG”) and TP-STM Water Resources Pte. Ltd. (“TPSTMWR”) also entered into a number of floating-to-fixed interest rate swap agreements to hedge against cash flow interest rate risk of  loans.

According to the interest rate swap agreements, TPG agrees with the counterparty to settle the difference between fixed contract rates and floating-rate interest amounts calculated by reference to the agreed notional amount semi-annually until 2020. TPSTMWR agrees with the counterparty to settle the difference between fixed contract rates and floating-rate interest amounts calculated by reference to the agreed notional amount quarterly until 2044. Please refer to Note 14 for details.

(ii)	Credit risk

Credit risk arises from bank deposits, accounts receivable, contract assets, other receivables and assets and other non-current assets. The maximum exposures of contract assets, other non-current assets, other receivables and assets, accounts receivable and bank deposits are disclosed in Note 5(c), 16, 18, 19 and 36 to the financial statements, respectively.

Bank deposits are placed with reputable banks and financial institutions. In addition, a significant portion is deposited with a non-bank financial institution which is a related party of the Company. The Company has a director on the Board of this non-bank financial institution and exercises influence. Corresponding maximum exposures of these bank deposits are disclosed in Note 37 (a)(i) to the financial statements.

Most of the power plants of the Company and its subsidiaries operating within the PRC sell electricity generated to their sole customers, the power grid companies of their respective provinces or regions where the power plants operate. These power plants communicate with their individual grid companies periodically and believe that adequate provision for loss allowance of accounts receivable have been made in the financial statements.

Singapore subsidiaries derive revenue mainly from sale of electricity to the National Electricity Market of Singapore operated by Energy Market Company Pte. Ltd., which does not have high credit risk. Singapore subsidiaries also derive revenue mainly from retailing electricity to consumers with monthly consumption of more than 2,000kWh. These customers engage in a wide spectrum of manufacturing and commercial activities in a variety of industries. However, since 1 April 2018, Energy Market Authority commenced the soft launch of Open Electricity Market, where households and business can choose to buy electricity from a retailer with a price plan that meets their needs. Singapore subsidiaries hold cash deposits of RMB164.85 million (2017: RMB161.37 million) and guarantees from creditworthy financial institutions as a security from these customers.

Ruyi Pakistan Energy derives revenue from sale of electricity to CPPA-G, which does not have high credit risk.

Finance lease receivables are mainly from domestic related parties, business enterprises in Singapore and CPPA-G in Pakistan. As these related parties and local enterprises and government authority have a good track of records and no historical losses have incurred, the Company and its subsidiaries conclude these receivables have low credit risk and remote possibility of default. The ECL of the finance lease receivables are measured on the basis of lifetime ECLs.

The Company and its subsidiaries measures loss allowances for accounts receivable, other receivables and contract assets at an amount equal to lifetime ECLs, which is calculated using a provision matrix. Except for electricity sales, the Company and its subsidiaries’ historical credit loss experience does not indicate significantly different loss patterns for different customer segments, the loss allowance based on past due status is not further distinguished between the Company and its subsidiaries’ different customer bases.

Accounts receivable	Gross carrying amount	Loss allowance

Current (not past due)	28,101,923	30,616
Within 1 year past due	1,188,215	901
1 - 3 years past due	31,138	10,821
More than 3 years past due	104,575	104,575
	29,425,851	146,913

Other receivables	Gross carrying amount	Loss allowance

Current (not past due)	1,486,979	2,076
Within 1 year past due	-	-
1 - 3 years past due	2,876	2,825
More than 3 years past due	35,421	33,630
	1,525,276	38,531

Expected loss rates are based on actual loss experience over the past 5 years. These rates are adjusted to reflect differences between economic conditions during the period over which the historic data has been collected, current conditions and the Company and its subsidiaries’ view of economic conditions over the expected lives of the receivables.

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

Financial liabilities due within 12 months are presented as current liabilities in the statement of financial position. The cash flows of derivative financial liabilities and repayment schedules of the long-term loans and long-term bonds are disclosed in Note 14, 25 and 26, respectively.

(b)	Fair value estimation

(i)	Fair value measurements

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

•	Level 1- Quoted prices (unadjusted) in active markets for identical assets or liabilities.
•	Level 2- Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).
•	Level 3- Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The following table presents the assets and liabilities that are measured at fair value at 31 December 2018 on a recurring basis.

	Level 1	Level 2	Level 3	Total

Recurring fair value measurements

Assets
Financial assets at fair value through profit or loss
– Trading derivatives (Note 14)	-	14	-	14
– Contingent consideration	-	-	991,383	991,383

Derivatives used for hedging (Note 14)	-	34,691	-	34,691
Other equity instrument investments (Note 10)	8,558	-	2,074,861	2,083,419

Total assets	8,558	34,705	3,066,244	3,109,507

Liabilities
Financial liabilities at fair value through profit or loss
– Trading derivatives (Note 14)	-	17,752	-	17,752

Derivatives used for hedging (Note 14)	-	527,540	-	527,540

Total liabilities	-	545,292	-	545,292

The following table presents the assets and liabilities that are measured at fair value at 31 December 2017 on a recurring basis.

	Level 1	Level 2	Level 3	Total

Recurring fair value measurements

Assets
Financial assets at fair value through profit or loss
– Trading derivatives (Note 14)	-	2,726	-	2,726
– Contingent consideration	-	-	859,547	859,547

Derivatives used for hedging (Note 14)	-	330,966	-	330,966

Available-for-sale financial assets
– Equity securities (Note 10) (Note i)	9,223	-	-	9,223

Total assets	9,223	333,692	859,547	1,202,462

Liabilities
Financial liabilities at fair value through profit or loss
– Trading derivatives (Note 14)	-	125	-	125

Derivatives used for hedging (Note 14)	-	210,539	-	210,539

Total liabilities	-	210,664	-	210,664

Note i:          Available-for-sale financial assets were reclassified to financial assets designated at FVOCI (non-recycling) upon the adoption of IFRS 9 at 1 January 2018 (see Note 2(b)(i)).

The fair value of financial instruments traded in active markets is based on quoted market prices at the end of reporting period. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the Company and its subsidiaries is the current bid price. These instruments are included in level 1. As at 31 December 2018, instruments included in level 1 are equity instruments in listed securities designated as financial assets measured at fair value through other comprehensive income.

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

•
The contingent consideration is valued using discounted cash flow. The valuation model considers the present value of the expected future receivables discounted using a risk-adjusted discounted rate. The expected future contingent considerations are determined by considering the expected performance of acquired entities through 31 December 2019, representing the measurement period for contingent consideration.

•
The material other equity instrument investments in unlisted securities are valued using discounted cash flow or market comparable companies. The inputs of the valuation model mainly consist of the expected performance, period of the expected performance, weighted average capital cost and discount for lack of marketability. Discount rate of 12.48% was used for the calculations of discounted cash flow model.

Instruments included in level 2 comprise forward exchange contracts, fuel oil swaps and interest rate swaps.

During the year ended 31 December 2018, there are no transfers of financial instruments between level 1 and level 2, or transfers into or out of level 3.

The movements during the period in the balance of the Level 3 fair value measurements are as follows:

	As at 31 December
	2018	2017
Contingent consideration

Beginning of the year	859,547	-

Movement:
Gains on fair value changes	746,850	859,547

Profit compensation received from Huaneng Group	(615,014)	-

End of the year	991,383	859,547

Total gains for the year included in profit or loss for assets held at the end of the reporting period	746,850	859,547

		As at 31 December 2018
Other equity instrument investments

Beginning of the year		-

Adjustment on initial application of IFRS 9 (Note 2(b)(i))		2,072,365

Adjusted balance at the beginning of the year		2,072,365

Addition		450
Fair value changes		2,046

End of the year		2,074,861

Changes in fair value recognised in other comprehensive income for the year		2,046

From 1 January 2018, any gains or losses arising from the remeasurement of the Company and its subsidiaries’ other equity instrument investments held for strategic purposes are recognised in the fair value reserve (non-recycling) in other comprehensive income. Upon disposal of the other equity instrument investments, the amount accumulated in other comprehensive income is transferred directly to retained earnings. Prior to 1 January 2018, any gains arising from the disposal of the other equity instrument investments were presented in the “Other investment income” line item in the consolidated statement of comprehensive income.

(ii)	Fair value disclosures

The carrying value less provision for loss allowance of accounts receivable, other receivables and assets, accounts payable and other liabilities, short-term bonds and short-term loans approximated their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Company and its subsidiaries for similar financial instruments.

The estimated fair value of long-term loans and long-term bonds (both including current maturities) was approximately RMB149.76 billion and RMB30.08 billion as at 31 December 2018 (2017: RMB125.00 billion and RMB19.81 billion), respectively. The aggregate book value of these liabilities was approximately RMB150.17 billion and RMB29.98 billion as at 31 December 2018 (2017: RMB125.13 billion and RMB19.99 billion), respectively.

(c)	Capital risk management

The objectives of the Company and its subsidiaries when managing capital are to safeguard the ability of the Company and its subsidiaries in continuing as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

The Company and its subsidiaries monitor capital by using debt ratio analysis. This ratio is calculated as total liabilities (sum of current liabilities and non-current liabilities) divided by total assets as shown in the consolidated statement of financial position. During 2018, the strategy of the Company and its subsidiaries remained unchanged from 2017. The debt ratio of the Company and its subsidiaries as at 31 December 2018 was 72.35% (2017: 72.86%).

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

(a)	Accounting estimates on impairment of goodwill and power generation license

The Company and its subsidiaries perform test annually whether goodwill and power generation license have suffered any impairment in accordance with the accounting policies stated in Note 2(l), respectively. The recoverable amounts of CGU or CGUs to which goodwill and the power generation license have been allocated are determined based on value-in-use calculations. These calculations require the use of estimates (Note 12 and 15). It is reasonably possible, based on existing knowledge, that outcomes within the next financial period that are different from assumptions could require a material adjustment to the carrying amounts of goodwill and power generation license.

For goodwill allocated to CGUs in the PRC, changes of assumptions in tariff and fuel price could have affected the results of goodwill impairment assessment. As at 31 December 2018, if tariff had decreased by 1% or 5% from management’s estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognise impairment against goodwill by approximately RMB900 million and RMB3,915 million, respectively. If fuel price had increased by 1% or 5% from the management’s estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognise impairment against goodwill by approximately RMB421 million and RMB3,185 million, respectively.

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

(d)	Estimated impairment of other non-current assets

The Company and its subsidiaries test whether property, plant and equipment, land use rights and mining rights suffered from impairment whenever an impairment indication exists. In accordance with Note 2(l), an impairment loss is recognised for the amount by which the carrying amount of the asset exceeds its recoverable amount. It is reasonably possible, based on existing knowledge, that outcomes within the next financial period that are different from assumptions could require a material adjustment to the carrying amount of property, plant and equipment, land use rights and mining rights.

Changes of assumptions in tariff and fuel price will affect the result of property, plant and equipment, land use rights and mining rights impairment assessment. For power plants assets that are subject to impairment testing, as at 31 December 2018, if tariff had decreased by 1% or 5% from management’s estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognise impairment against property, plant and equipment, land use rights and mining rights by approximately RMB460 million and RMB5,599 million, respectively. If fuel price had increased by 1% or 5% from the management’s estimates with other variables constant with the expectations, the impairment against property, plant and equipment, land use rights and mining rights of the Company and its subsidiaries would increase totaling by approximately RMB46 million and RMB1,598 million, respectively.

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

The Company and its subsidiaries recognised the deferred tax assets to the extent that it is probable that future taxable profit will be available against which the asset can be utilized, using tax rates that are expected to be applied in the period when the asset is recovered. The management assesses the deferred tax assets based on the expected amount and timing of future taxable profit, the enacted tax laws and applicable tax rates. It is reasonably possible, based on existing knowledge, the outcomes within the next financial period that are different from assumptions could require a material adjustment to the carrying amount of deferred tax assets.

(g)	Business combination

For the business combinations undertaken by the Company and its subsidiaries, the Company recognises assets acquired and the liabilities assumed based on their estimated fair value on the date of acquisition. Any excess of purchase consideration over the estimated fair values of acquired identifiable net assets is recorded goodwill (Note 2(k)). The contingent consideration of the Company in the business combination is recognised as a financial asset at fair value through profit or loss (included in other non-current assets and other receivables and assets).

The Company makes judgements and estimates in relation to the fair value allocation of the purchase price and the contingent consideration from business combination. The fair value of acquired assets and assumed liabilities and the contingent consideration are determined using valuation techniques. Estimating the fair value assigned to each class of acquired assets and assumed liabilities and the contingent consideration are based on expectations and assumptions, in particular in relation to the future sales volumes and the related revenue growth rate, future on-grid tariffs, future capital expenditure, future fuel prices, future other operating costs and the discount rates applied.

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

5	Revenue and segment information

(a)	Disaggregation of revenue

In the following table, revenue is disaggregated by major products and/or service lines of revenue recognition. The table also includes a reconciliation of the disaggregated operating revenue with the Company and its subsidiaries’ reportable segments (Note 5(b)).

For the year ended 31 December 2018	PRC power segment	Overseas segment	All other segments	Inter-segment revenue	Total
		Note ii
-Sales of power and heat	154,816,070	11,490,601	-	-	166,306,671
-Sales of coal and raw material	649,374	214,402	-	-	863,776
-Port service	-	-	441,637	(296,639)	144,998
-Transportation service	-	-	206,691	(153,334)	53,357
-Others	1,860,823	297,857	45,071	(21,929)	2,181,822

Total	157,326,267	12,002,860	693,399	(471,902)	169,550,624

Revenue:
-From contracts with customers within the scope of IFRS15					169,467,647
-From other sources					82,977

For the year ended 31 December 2017 (Note i)	PRC power segment	Overseas segment	All other segments	Inter-segment revenue	Total

-Sales of power and heat	138,950,879	9,974,563	-	-	148,925,442
-Sales of coal and raw material	1,143,299	-	-	-	1,143,299
-Port service	-	-	470,498	(238,138)	232,360
-Transportation service	-	-	181,117	(107,287)	73,830
-Others	1,973,452	103,468	42,790	(35,197)	2,084,513

Total	142,067,630	10,078,031	694,405	(380,622)	152,459,444

Revenue:
-From contracts with customers within the scope of IFRS15					152,363,979
-From other sources					95,465

For the year ended 31 December 2016 (Note i)	PRC power segment	Overseas segment	All other segments	Inter-segment revenue	Total

-Sales of power and heat	104,131,730	8,662,806	-	-	112,794,536
-Sales of coal and raw material	2,909	-	-	-	2,909
-Port service	-	-	410,088	(172,741)	237,347
-Transportation service	-	-	188,645	(83,140)	105,505
-Others	612,051	96,016	36,232	(70,360)	673,939

Total	104,746,690	8,758,822	634,965	(326,241)	113,814,236

Revenue:
-From contracts with customers within the scope of IFRS15					113,770,006
-From other sources					44,230

Note i: The Company and its subsidiaries have initially applied IFRS 15 using the cumulative effect method. Under this method, the comparative information is not restated and was prepared in accordance with IAS 18 and IAS 11.

Note ii: Overseas segment mainly consists of the operations in Singapore and the operation in Pakistan (consolidated since December 2018, see note 41(b)).

The revenue from sales of power and heat and sales of coal and raw materials are recognised at a point in time upon the transfer of products, whereas the revenue from port service, transportation service and maintenance service are recognised over time during the provision of service. The upfront fees of heating pipeline are recognised as revenue over the period of heat supply.

(b)	Segment information

Directors and certain senior management of the Company perform the function as the chief operating decision maker (collectively referred to as the “senior management”). The senior management reviews the internal reporting of the Company and its subsidiaries in order to assess performance and allocate resources. The Company has determined the operating segments based on these reports. The reportable segments of the Company are the PRC power segment, overseas segment and all other segments (mainly including port and transportation operations). No operating segments have been aggregated to form a reportable segment.

Senior management assesses the performance of the operating segments based on a measure of profit before income tax expense under China Accounting Standard for Business Enterprises (“PRC GAAP”) excluding dividend income received from other equity instrument investment, gains on disposal of other equity instrument investment and operating results of the centrally managed and resource allocation functions of headquarters (“Segment results”). Other information provided, except as noted below, to the senior management of the Company is measured under PRC GAAP.

Segment assets exclude prepaid income tax, deferred income tax assets, other equity instrument investments and assets related to the centrally managed and resource allocation functions of headquarters that are not attributable to any operating segment (“corporate assets”). Segment liabilities exclude current income tax liabilities, deferred income tax liabilities and liabilities related to the centrally managed and resource allocation functions of headquarters that are not attributable to any operating segment (“corporate liabilities”). These are part of the reconciliation to total assets and liabilities of consolidated statement of financial position.

All sales among the operating segments have been eliminated as internal transactions when preparing consolidated financial statements.

			(Under PRC GAAP)

	PRC power segment	Overseas segment	All other segments	Total

For the year ended 31 December 2018
Total revenue	157,636,808	12,002,860	693,399	170,333,067
Inter-segment revenue	-	-	(471,902)	(471,902)

External revenue	157,636,808	12,002,860	221,497	169,861,165

Segment results	3,596,245	(363,636)	389,876	3,622,485

Interest income	163,699	69,841	2,198	235,738
Interest expense	(9,879,911)	(465,099)	(101,694)	(10,446,704)
Impairment loss	(895,121)	(251,031)	-	(1,146,152)
Credit loss	(38,368)	(4,210)	-	(42,578)
Depreciation and amortization	(18,909,485)	(774,625)	(142,179)	(19,826,289)
Net gain/ (loss) on disposal of non-current assets	70,186	(1,052)	(11)	69,123
Share of profits less losses of associates and joint ventures	640,057	737,185	307,417	1,684,659
Income tax expense	(1,146,997)	134,573	(16,523)	(1,028,947)

	PRC power segment	Overseas segment	All other segments	Total

For the year ended 31 December 2017 (Restated*)

Total revenue	142,578,381	10,078,031	694,405	153,350,817
Inter-segment revenue	-	-	(380,622)	(380,622)

External revenue	142,578,381	10,078,031	313,783	152,970,195

Segment results	2,307,505	(613,572)	302,191	1,996,124

Interest income	128,564	70,756	1,223	200,543
Interest expense	(9,128,621)	(450,928)	(145,112)	(9,724,661)
Impairment loss	(1,202,064)	(994)	(19,742)	(1,222,800)
Depreciation and amortization	(18,361,594)	(856,979)	(189,764)	(19,408,337)

Net loss on disposal of non-current assets	(580,325)	(995)	(3)	(581,323)
Share of profits less losses of associates and joint ventures	28,796	(36,114)	307,923	300,605
Income tax expense	(1,675,083)	99,150	(5,386)	(1,581,319)

			(Under PRC GAAP)

	PRC power segment	Overseas segment	All other segments	Total

For the year ended 31 December 2016 (Restated*)
Total revenue	129,821,191	8,758,822	634,965	139,214,978
Inter-segment revenue	-	-	(344,866)	(344,866)

External revenue	129,821,191	8,758,822	290,099	138,870,112

Segment results	17,702,235	(282,703)	(38,433)	17,381,099

Interest income	103,817	69,672	623	174,112
Interest expense	(8,036,243)	(481,263)	(137,825)	(8,655,331)
Impairment (loss)/reversal	(1,427,452)	899	(8,475)	(1,435,028)
Depreciation and amortization	(17,542,985)	(778,426)	(203,493)	(18,524,904)
Net loss on disposal of non-current assets	(693,097)	(172)	(14,303)	(707,572)
Share of profits less losses of associates and joint ventures	973,982	-	73,415	1,047,397
Income tax expense	(4,645,990)	44,135	57,489	(4,544,366)

	PRC power segment	Overseas segment	All other segments	Total

31 December 2018
Segment assets	345,057,426	40,886,478	10,406,648	396,350,552
Including:
Additions to non-current assets (excluding financial assets and deferred income tax assets)	18,467,651	581,225	492,585	19,541,461
Investments in associates	12,351,738	-	3,275,398	15,627,136
Investments in joint ventures	1,111,854	-	1,239,876	2,351,730
Segment liabilities	(269,224,115)	(25,600,861)	(2,683,920)	(297,508,896)

31 December 2017(Restated*)
Segment assets	337,297,224	28,526,428	9,978,885	375,802,537
Including:
Additions to non-current assets (excluding financial assets and deferred income tax assets)	25,930,607	260,240	328,061	26,518,908
Investments in associates	12,577,836	-	2,919,860	15,497,696
Investments in joint ventures	748,499	708,748	1,025,534	2,482,781
Segment liabilities	(266,816,265)	(14,000,442)	(3,026,229)	(283,842,936)

A reconciliation of external revenue to operating revenue is provided as follows:

	For the year ended 31 December
	2018	2017 (Restated*)	2016 (Restated*)
External revenue (PRC GAAP)	169,861,165	152,970,195	138,870,112
Reconciling item:
Impact of restatement under PRC GAAP in relation to business combination under common control*(Note 41)	(310,541)	(510,751)	(25,055,876)
Operating revenue per IFRS consolidated statement of comprehensive income	169,550,624	152,459,444	113,814,236

A reconciliation of segment result to profit before income tax expense is provided as follows:

	For the year ended 31 December
	2018	2017 (Restated*)	2016 (Restated*)

Segment results (PRC GAAP)	3,622,485	1,996,124	17,381,099
Reconciling items:
Loss related to the headquarter	(354,162)	(170,210)	(699,054)
Investment income from China Huaneng Finance Co., Ltd. (“Huaneng Finance”)	166,864	143,794	132,018
Dividend income of available-for-sale financial assets	—	124,918	105,337
Dividend income of other equity instruments investments	1,168	—	—
Gains on disposal of available-for-sale financial asset	—	1,479,732	932,738
Impact of restatement under PRC GAAP in relation to business combination under common control*(Note 41)	7,121	145,682	(3,485,801)
Impact of other IFRS adjustments**	(1,470,329)	(918,307)	(553,199)

Profit before income tax expense per IFRS consolidated statement of comprehensive income	1,973,147	2,801,733	13,813,138

Reportable segments’ assets are reconciled to total assets as follows:

	As at 31 December
	2018	2017 (Restated*)

Total segment assets (PRC GAAP)	396,350,552	375,802,537
Reconciling items:
Investment in Huaneng Finance	1,391,431	1,336,777
Deferred income tax assets	3,143,465	3,010,787
Prepaid income tax	134,477	150,838
Available-for-sale financial assets	—	1,654,993
Other equity instruments investments	2,083,419	—
Corporate assets	338,113	395,148
Impact of restatement under PRC GAAP in relation to business combination under common control * (Note 41)	-	(3,657,352)
Impact of other IFRS adjustments**	16,461,854	17,895,783

Total assets per IFRS consolidated statement of financial position	419,903,311	396,589,511

Reportable segments’ liabilities are reconciled to total liabilities as follows:

	As at 31 December
	2018	2017 (Restated*)

Total segment liabilities (PRC GAAP)	(297,508,896)	(283,842,936)
Reconciling items:
Current income tax liabilities	(231,299)	(441,225)
Deferred income tax liabilities	(1,050,326)	(1,288,167)
Corporate liabilities	(2,864,737)	(3,632,847)
Impact of restatement under PRC GAAP in relation to business combination under common control * (Note 41)	-	2,715,117
Impact of other IFRS adjustments**	(2,126,383)	(2,484,849)

Total liabilities per IFRS consolidated statement of financial position	(303,781,641)	(288,974,907)

Other material items:

	Reportable segment total	Headquarters	Investment income from Huaneng Finance	Impact of restatement under PRC GAAP in relation to business combination under common control* (Note 41)	Impact of other IFRS adjustments**	Total
For the year ended 31 December 2018
Total revenue	169,861,165	-	-	(310,541)	-	169,550,624
Interest expense	(10,446,704)	(98,398)	-	58,690	-	(10,486,412)
Depreciation and amortization	(19,826,289)	(26,122)	-	167,910	(1,231,613)	(20,916,114)
Impairment loss	(1,146,152)	-	-	(8)	(650,322)	(1,796,482)
Credit loss	(42,578)	-	-	1,611	-	(40,967)
Share of profits less losses of associates and joint ventures	1,684,659	-	166,864	-	(28,108)	1,823,415
Net gain/(loss) on disposal of non-current assets	69,123	(5)	-	-	(26,612)	42,506
Income tax expense	(1,028,947)	-	-	3,936	381,838	(643,173)

For the year ended 31 December 2017 (Restated*)
Total revenue	152,970,195	-	-	(510,751)	-	152,459,444
Interest expense	(9,724,661)	(126,900)	-	102,557	-	(9,749,004)
Depreciation and amortization	(19,408,337)	(38,819)	-	280,295	(1,468,972)	(20,635,833)
Impairment loss	(1,222,800)	-	-	34,313	1,275	(1,187,212)
Share of profits less losses of associates and joint ventures	300,605	-	143,794	-	(19,184)	425,215
Net (loss)/gain on disposal of non-current assets	(581,323)	3,174	-	(20)	(38,287)	(616,456)
Income tax expense	(1,581,319)	-	-	7,851	355,942	(1,217,526)

For the year ended 31 December 2016 (Restated*)
Total revenue	138,870,112	-	-	(25,055,876)	-	113,814,236
Interest expense	(8,655,331)	(131,244)	-	1,969,049	-	(6,817,526)
Depreciation and amortization	(18,524,904)	(48,934)	-	3,756,052	(344,929)	(15,162,715)
Impairment loss	(1,435,028)	-	-	230,070	-	(1,204,958)
Share of profits less losses of associates and joint ventures	1,047,397	-	132,018	133,694	(14,220)	1,298,889
Net loss on disposal of non-current assets	(707,572)	(14)	-	115,775	1,762	(590,049)
Income tax expense	(4,544,366)	-	-	964,253	114,962	(3,465,151)

*
Huaneng Shandong Power Generation Co., Ltd. (“Shandong Power”) completed the acquisition of equity interests of certain companies from Taishan Power Limited Company (“Taishan Power”), see Note 41 for details. As the acquisition is a business combination under common control, the transaction is accounted for under merger accounting method under PRC GAAP. The assets and liabilities acquired in business combinations are measured at the carrying amounts of the acquirees in the consolidated financial statements of the ultimate controlling party on the acquisition date. The operating results for all periods presented are retrospectively restated as if the current structure and operations resulting from the acquisition had been in existence from the date when the acquirees first became under the control of the same ultimate controlling party. Therefore the relevant comparative figures in the segment information were restated under PRC GAAP while the acquisition is accounted for using acquisition method under IFRS.

**
Other GAAP adjustments above primarily represented the classification adjustments and other adjustments of the prior year transactions. Other than the classification adjustments, the differences will be gradually eliminated following subsequent depreciation and amortization of related assets or the extinguishment of liabilities.

Geographical information (Under IFRS):

(i)          External revenue generated from the following countries:

	For the year ended 31 December
	2018	2017	2016

PRC	157,547,764	142,381,413	105,055,414
Overseas	12,002,860	10,078,031	8,758,822

Total	169,550,624	152,459,444	113,814,236

The geographical location of customers is based on the location at which the electricity was transferred, goods were delivered and services provided.

(ii)	Non-current assets (excluding financial assets and deferred income tax assets) are located in the following countries:

	As at 31 December
	2018	2017

PRC	317,850,476	319,534,533
Overseas	23,302,942	23,035,758

Total	341,153,418	342,570,291

The information on sales to major customers of the Company and its subsidiaries at amount equal to or more than 10% of external revenue is as follows:

In 2018, the revenue from grid companies under common control of State Grid Corporation of China in total accounted for 76% of external revenue (2017: 76%, 2016: 74%). The sales from a subsidiary of State Grid Corporation of China at amount more than 10% of external revenue is as follows:

	For the year ended 31 December
	2018		2017		2016
	Amount	Proportion	Amount	Proportion	Amount	Proportion

State Grid Shandong Electric Power Company	31,156,948	18%	28,659,891	19%	12,649,224	11%

(c)	Contract balances

The contract assets primarily relate to the Company and its subsidiaries’ rights to consideration for service completed but not billed at the reporting date. There was no impact on contract assets as a result of the acquisition of the subsidiaries (see Note 41). The contract assets are transferred to receivables when the rights become unconditional according to the contract.

The contract liabilities primarily relate to the advance consideration received from customers for heat sales and heating pipeline upfront fees. As at 31 December 2018, the carrying amount of contract liabilities is RMB4,225 million. The contract liabilities of RMB1,375 million at the beginning of the year has been recognised as revenue of heat in 2018 and RMB187 million heat pipeline upfront fees recognised as revenue in year 2018.

No information is provided about remaining performance obligations at 31 December 2018 that have an original expected duration of one year or less, as allowed by IFRS 15.

6	Profit before income tax expense

Profit before income tax expense was determined after charging/(crediting) the following:

	For the year ended 31 December
	2018	2017	2016

Total interest expense on borrowing	10,982,230	10,225,069	7,267,490

Less: amounts capitalized in property, plant and equipment	495,818	476,065	449,964

Interest expenses charged in consolidated statement of comprehensive income	10,486,412	9,749,004	6,817,526

Auditors’ remuneration-audit services	68,750	64,160	43,610
Operating leases charge	377,162	364,756	331,496
Fuel	105,736,173	92,737,304	56,617,542
Depreciation of property, plant and equipment	20,466,423	20,180,830	14,815,620
Amortization of land use rights	344,068	341,125	225,707
Amortization of other non-current assets	105,623	113,878	121,388

Impairment loss of property, plant and equipment (Note 7)	989,778	1,046,195	1,063,735
Impairment loss of land use rights (Note 11)	-	108,590	51,981
Impairment loss of mining rights (Note 13)	135,085	-	-
Impairment loss of goodwill (Note 15)	409,371	-	-
Impairment loss of other non-current assets	8,432	5,008	-
Recognition of loss allowance for receivables	40,967	27,682	89,498
Recognition/(reversal) of provision for inventory obsolescence (Note 17)	253,816	(263)	(256)

Net (gain)/ loss on disposals of non-current assets	(42,506)	616,456	590,049
Government grants	(521,380)	(421,912)	(396,467)
Gain on a bargain purchase	-	-	(129,921)

	For the year ended 31 December
	2018	2017	2016

Included in other investment income
-Gains on disposal of available-for-sale financial assets	–	(1,479,732)	(932,738)

-Dividends on available-for-sale financial assets	–	(124,918)	(103,037)
-Dividends on other equity instrument investments	(1,168)	–	–
-Gains on disposal of subsidiaries	-	(52,330)	-
-Loss on disposal of a joint venture (Note 41(b))	270,741	-	-

Included in (gain)/loss on fair value changes of financial assets/liabilities
-Contingent consideration of the business combination	(746,850)	(859,547)	-
-Loss on fair value changes of trading derivatives	20,007	2,761	12,986

Other operating expenses consist of impairment loss of property, plant and equipment, goodwill, mining rights and impairment loss of other non-current assets, loss on disposal of a joint venture, substituted power arrangement expenses, insurance, government grants and other miscellaneous expenses.

7	Property, plant and equipment

	Dam	Port facilities	Buildings	Electic utility plant in service	Transportation facilities	Others	CIP	Total
Year ended 31 December 2017
Beginning of the year	1,379,598	3,560,237	6,236,324	181,700,877	554,659	2,357,009	27,273,105	223,061,809
Reclassification	49,386	(404)	52,047	(157,759)	(4,357)	61,087	-	-
Business combination (Note 41)	279,169	-	1,944,531	58,379,270	17,243	443,052	2,717,544	63,780,809
Additions	-	-	184	840,991	-	88,160	21,225,980	22,155,315
Transfer from CIP	15,355	114,688	342,285	20,283,508	288,554	145,705	(21,190,095)	-
Disposals/write-off	-	(14,731)	(30,837)	(1,252,829)	(3,907)	(28,562)	-	(1,330,866)
Disposal of subsidiaries	-	(632,709)	(101,169)	(114,542)	-	(153,096)	(1,242,210)	(2,243,726)
Depreciation charge	(40,200)	(111,529)	(339,630)	(19,155,852)	(59,022)	(494,932)	-	(20,201,165)
Impairment charge	(45,619)	-	(1,651)	(754,753)	-	(2,503)	(241,669)	(1,046,195)
Currency translation differences	-	-	-	151,249	-	263	600	152,112

End of the year	1,637,689	2,915,552	8,102,084	239,920,160	793,170	2,416,183	28,543,255	284,328,093

As at 31 December 2017
Cost	2,220,224	3,358,811	11,173,669	418,360,698	1,155,392	5,972,688	29,534,677	471,776,159
Accumulated depreciation	(226,512)	(443,259)	(3,019,198)	(170,525,898)	(362,222)	(3,523,292)	-	(178,100,381)
Accumulated impairment loss	(356,023)	-	(52,387)	(7,914,640)	-	(33,213)	(991,422)	(9,347,685)

Net book value	1,637,689	2,915,552	8,102,084	239,920,160	793,170	2,416,183	28,543,255	284,328,093

Year ended 31 December 2018
Beginning of the year	1,637,689	2,915,552	8,102,084	239,920,160	793,170	2,416,183	28,543,255	284,328,093
Reclassification	-	-	90,791	(108,874)	-	18,083	-	-
Business combination (Note 41)	-	-	38,845	3,128,388	1,683	294,628	5,120	3,468,664
Additions	-	195	18,996	543,660	-	71,414	15,981,274	16,615,539
Transfer from CIP	5,867	50,824	514,167	17,726,156	460	108,477	(18,405,951)	-

Reclassification to assets held for sale (Note 20)	-	-	-	(547,720)	-	(3,668)	(2,645)	(554,033)
Disposals/write-off	-	-	(41,618)	(449,894)	-	(16,568)	-	(508,080)
Depreciation charge	(38,832)	(117,025)	(405,045)	(19,446,539)	(62,771)	(423,050)	-	(20,493,262)
Impairment charge	-	-	(20,002)	(947,520)	-	(112)	(22,144)	(989,778)
Currency translation differences	-	-	-	193,872	-	191	66	194,129

End of the year	1,604,724	2,849,546	8,298,218	240,011,689	732,542	2,465,578	26,098,975	282,061,272

As at 31 December 2018
Cost	2,308,072	3,409,830	12,566,461	472,814,967	1,219,218	7,226,391	27,112,542	526,657,481
Accumulated depreciation	(301,125)	(560,284)	(4,147,947)	(221,703,642)	(486,676)	(4,722,608)	-	(231,922,282)
Accumulated impairment loss	(402,223)	-	(120,296)	(11,099,636)	-	(38,205)	(1,013,567)	(12,673,927)

Net book value	1,604,724	2,849,546	8,298,218	240,011,689	732,542	2,465,578	26,098,975	282,061,272

Interest capitalization

Interest expense of approximately RMB496 million (2017: RMB476 million) arising on borrowings for the construction of property, plant and equipment was capitalized during the year and was included in ‘Additions’ in property, plant and equipment. The weighted average capitalization rate was approximately 4.57% (2017: 4.54%) per annum.

Impairment

In 2018, impairment losses for property, plant and equipment of certain power projects amounting to approximately RMB990 million have been recognised. Factors leading to the impairment include lower than expected operating results of subsidiaries in 2018 due to oversupply and fierce competition within the electricity market. Discount rates of 7.74%, 7.80%, 8.26%, 8.63%, 9.25%, 9.79%, and 12.84% were adopted in the value in use model in the determination of the recoverable amounts for the power plants respectively. In addition, as a result of the low demand of coal-fired power in local market and site selection issues, management estimated the possibility of further development of a coal-fired power project and a wind power project was remote; Therefore the projects under construction with a carrying value of RMB 14 million and 8 million were fully impaired in 2018.

In 2017, impairment losses for certain property, plant and equipment and land use rights of approximately RMB1,046 million and RMB109 million have been recognised, respectively. Factors leading to the impairment include lower than expected utilization hours of a subsidiary due to long idle hours of its power generating units and the coal-fire projects in progress was aborted; lower than expected operating results of three subsidiaries in 2017 due to oversupply and fierce competition within the electricity market in the provinces, as well as low profitability of a hydropower plant, a coal-fire project in progress of a subsidiary was aborted as a result of relevant regulation. Discount rates of 9.50%, 9.98%, 9.89%, 14.74% and 9.14% were adopted in the value in use model in the determination of the recoverable amounts for the four coal-fired power plants and the hydropower plant respectively. In addition, as a result of the low demand of coal-fired power in local market, management estimated the possibility of further development of a coal-fired power project was remote, therefore the project under construction with a carrying value of RMB242 million was fully impaired in 2017.

Property, plant and equipment held under finance leases

As at 31 December 2018, certain property, plant and equipment with original cost of RMB2,376 million (2017: RMB3,312 million) were held under finance leases, which mainly included power generation assets, ships and pipeline assets.

Security

As at 31 December 2018, certain property, plant and equipment were secured to a bank as collateral against a long-term loan (Note 25).

Buildings without ownership certificate

At 31 December 2018, the Company and its subsidiaries were in the process of applying for the ownership certificate for certain buildings (buildings for power generation process were included in electric utility plant in service) with an aggregate net book value of RMB8,386 million (2017: RMB10,800 million). The management are of the opinion that the Company and its subsidiaries are entitled to lawfully and validly occupy and use of the above mentioned buildings.

8	Investments in associates and joint ventures

	2018	2017

Beginning of the year	19,517,623	19,632,113
Capital injections in associates and joint ventures	463,258	301,916
Business combination	-	1,021,566
Transfer from available-for-sale	—	91,800
Transfer to subsidiaries(Note 41(b))	(1,314,040)	(736,725)
Share of net profit less loss	1,823,415	425,215
Share of other comprehensive (loss)/income	(531,186)	121,208
Currency translation differences	45,762	(142,226)
Share of other capital reserve of equity-method investees	(80,543)	-
Dividends	(370,325)	(835,279)
Elimination of unrealised profits on transactions with equity-method investees	-	(361,965)

End of the year	19,553,964	19,517,623

As at 31 December 2018, investments in associates and joint ventures of the Company and its subsidiaries are unlisted except for Shenzhen Energy Corporation Limited (“SECL”) which is listed on the Shenzhen Stock Exchange. The following list contains only the particulars of material associates and joint ventures:

				Percentage of equity interest held
Name	Country of incorporation	Registered capital	Business nature and scope of operation	Direct	Indirect[1]

Associates:
SECL*	PRC	RMB3,964,491,597	Energy and investment in related industries	25.02%	-
Hebei Hanfeng Power Generation Limited Liability Company (“Hanfeng Power”)	PRC	RMB1,975,000,000	Power generation	40%	-
Huaneng Finance	PRC	RMB5,000,000,000	Provision for financial service including fund deposit services, lending, finance lease arrangements, notes discounting and entrusted loans and investment arrangement within Huaneng Group	20%	-
Huaneng Sichuan Hydropower Co., Ltd. (“Sichuan Hydropower”)	PRC	RMB1,469,800,000	Development, investment, construction, operation and management of hydropower	49%	-
China Huaneng Group Fuel Co., Ltd. (“Huaneng Group Fuel Company”) **	PRC	RMB3,000,000,000	Wholesale of coal, import and export of coal	50%	-
Hainan Nuclear Power Limited Liability Company (“Hainan Nuclear”)	PRC	RMB4,831,460,000	Construction and operation of nuclear power plants; production and sales of electricity and related products	30%	-

Joint ventures:
Shanghai Time Shipping Co., Ltd. (“Shanghai Time Shipping”)	PRC	RMB1,200,000,000	International and domestic sea transportation	50%	-
Jiangsu Nantong Power Generation Co., Ltd. (“Jiangsu Nantong Power”)	PRC	RMB1,596,000,000	Operation and Management of power generation plants and transportation related projects	-	35%

[1]	The indirect percentage of equity interest held represents the effective ownership interest of the Company and its subsidiaries.

*	As at 31 December 2018, the fair value of the Company’s shares in SECL was RMB5,207 million (2017: RMB6,010 million).

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

Summarized financial information of the material associates, adjusted for any differences in accounting policies and acquisition adjustments, and reconciliation to the carrying amounts in the consolidated financial statements, are disclosed below:

	Sichuan Hydropower		SECL		Huaneng Finance		Hanfeng Power		Huaneng Group Fuel Company		Hainan Nuclear
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017

Gross amounts of the associates’
Current assets	1,064,837	1,113,579	24,066,320	16,444,934	31,484,547	25,535,504	934,257	650,055	5,157,038	4,327,146	2,520,515	2,497,765
Non-current assets	14,472,981	14,590,921	62,798,620	56,079,321	20,106,246	20,786,497	1,810,145	2,246,412	3,928,269	4,102,426	22,091,197	22,490,989
Current liabilities	(3,903,679)	(2,477,362)	(24,141,930)	(20,447,190)	(44,560,156)	(39,588,213)	(642,355)	(795,815)	(2,900,223)	(1,778,075)	(2,490,271)	(3,409,360)
Non-current liabilities	(7,060,740)	(8,661,852)	(35,193,400)	(28,491,540)	(73,483)	(49,904)	(35,503)	(27,443)	(2,464,580)	(3,119,462)	(17,908,511)	(17,252,794)
Equity	4,573,399	4,565,286	27,529,610	23,585,525	6,957,154	6,683,884	2,066,544	2,073,209	3,720,504	3,532,035	4,212,930	4,326,600
-Equity attributable to shareholders	3,409,111	3,400,953	21,118,225	22,285,077	6,957,154	6,683,884	2,066,544	2,073,209	3,477,211	3,400,344	4,212,930	4,326,600
-Non-controlling interests	1,164,288	1,164,333	6,411,385	1,300,448	-	-	-	-	243,293	131,691	-	-

Revenue	2,242,269	2,247,781	18,518,430	13,908,949	1,610,768	1,393,211	2,232,700	2,073,209	20,568,107	17,166,036	2,626,882	2,504,379
Profit/(loss) from continuing operations attributable to shareholders	225,705	222,403	589,821	747,657	834,318	718,970	(6,665)	52,361	70,766	48,876	(392,000)	(535,361)
Other comprehensive (loss)/income attributable to shareholders	-	-	(1,117,524)	521,965	78,951	(28,099)	-	-	6,101	(6,654)	-	-
Total comprehensive income/(loss) attributable to shareholders	225,705	222,403	(527,703)	1,269,622	913,269	690,871	(6,665)	52,361	76,867	42,222	(392,000)	(535,361)
Dividend received from the associates	106,598	132,923	79,339	148,761	128,000	116,000	-	127,698	-	10,000	-	-

Reconciled to the interests in the associates
Gross amounts of net assets attributable to shareholders of the associate	3,409,111	3,400,953	21,118,225	22,285,077	6,957,154	6,683,884	2,066,544	2,073,209	3,477,211	3,400,344	4,212,930	4,326,600
The Company’s effective interest	49%	49%	25.02%	25.02%	20%	20%	40%	40%	50%	50%	30%	30%
The Company’s share of net assets attributable to shareholders of the associate	1,670,464	1,666,467	5,282,723	5,574,612	1,391,431	1,336,777	826,618	829,284	1,738,606	1,700,172	1,263,879	1,297,980
Impact of adjustments	207,586	207,586	1,161,810	1,161,810	-	-	293,082	293,082	16,521	16,521	14,076	14,076
Carrying amount in the consolidated financial statements	1,878,050	1,874,053	6,444,533	6,736,422	1,391,431	1,336,777	1,119,700	1,122,366	1,755,127	1,716,693	1,277,955	1,312,056

Summarized financial information of material joint ventures adjusted for any differences in accounting policies and acquisition adjustment, and reconciliation to the carrying amount in the consolidated financial statements, are disclosed below:

	Shanghai Time Shipping		Jiangsu Nantong Power
	2018	2017	2018	2017

Gross amounts of joint ventures’
Current assets	345,658	665,410	763,572	656,720
Non-current assets	4,335,923	4,663,530	5,399,783	5,739,860
Current liabilities	(2,151,722)	(3,316,709)	(2,826,652)	(2,939,371)
Non-current liabilities	(709,165)	(617,437)	(1,128,274)	(1,374,656)
Equity	1,820,694	1,394,794	2,208,429	2,082,553

Included in the above assets and liabilities:
Cash and cash equivalents	137,444	96,528	312,783	362,214
Current financial liabilities (excluding trade and other payables and provisions)	(1,953,156)	(2,987,937)	(2,158,919)	(2,404,331)
Non-current financial liabilities (excluding trade and other payables and provisions)	(709,164)	(617,437)	(1,128,274)	(1,352,000)

Revenue	2,423,130	3,532,065	3,287,872	3,451,983
Profit /(loss) from continuing operations	425,900	(139,780)	174,652	271,364
Other comprehensive income	-	-	-	-
Total comprehensive income/(loss)	425,900	(139,780)	174,652	271,364

Dividend received in cash from the joint ventures	-	-	24,387	724,453
Included in the above profit/(loss):
Depreciation and amortization	269,438	317,133	374,683	396,500
Interest income	1,456	1,406	1,485	1,810
Interest expense	139,180	157,851	163,914	130,028
Income tax expense	141,667	(45,741)	60,379	92,294

Reconciled to the interest in the joint ventures:
Gross amounts of net assets	1,820,694	1,394,794	2,208,429	2,082,553
The Company and its subsidiaries’ effective interest	50%	50%	50%	50%
The Company and its subsidiaries’ share of net assets	910,347	697,397	1,104,215	1,041,277
Impact of adjustments	18,324	18,324	-	-
Carrying amount in the consolidated financial statements	928,671	715,721	1,104,215	1,041,277

Aggregate information of associates and joint ventures that are not individually material:

	2018	2017

Aggregate carrying amount of individually immaterial associates and joint ventures in the consolidated financial statements	3,654,282	2,948,510

Aggregate amounts of the Company and its subsidiaries’ share of those associates and joint ventures
Profit from continuing operations	52,935	70,965
Total comprehensive income	53,197	70,965

As at 31 December 2018, the Company’s share of losses of an associates and a joint venture exceeded its interest in the associate and the joint venture and the unrecognised further losses amounted to RMB505 million (2017: RMB185 million).

9	Investments in subsidiaries

As at 31 December 2018, the investments in subsidiaries of the Company and its subsidiaries, all of which are unlisted, are as follows:

(i)	Subsidiaries acquired through establishment or investment

Name of subsidiary	Country of incorporation	Type of interest held	Registered capital	Business nature and scope of operations	Percentage of equity interest held
					Interest	Voting

Huaneng International Power Fuel Limited Liability Company	PRC	held directly	RMB 200,000,000	Wholesale of coal	100%	100%

Huaneng Shanghai Shidongkou Power Generation Limited Liability Company (“Shidongkou Power”)(i)	PRC	held directly	RMB 1,179,000,000	Power generation	50%	100%

Huaneng Nantong Power Generation Limited Liability Company	PRC	held directly	RMB 798,000,000	Power generation	70%	70%

Huaneng Yingkou Co-generation Limited Liability Company	PRC	held directly	RMB 844,030,000	Production and sales of electricity and heat sale of coal ash and lime	100%	100%

Huaneng Hunan Xiangqi Hydropower Co.Ltd.	PRC	held directly	RMB 328,000,000	Construction, operation and management of hydropower plants and related projects	100%	100%

Huaneng Zuoquan Coal-fired Power Generation Limited Liability Company	PRC	held directly	RMB 960,000,000	Construction, operation and management of electricity projects; development and utilization of clean energy resources	80%	80%

Huaneng Kangbao Wind Power Utilization Limited Liability Company	PRC	held directly	RMB 407,200,000	Construction, operation and management of wind power plants and related projects; solar power generation	100%	100%

Huaneng Jiuquan Wind Power Generation Co., Ltd. (“Jiuquan Wind Power”)	PRC	held directly	RMB 2,610,000,000	Construction, operation and management of wind power generation and related projects	100%	100%

Huaneng Rudong Wind Power Generation Co., Ltd.	PRC	held directly	RMB 90,380,000	Operation, management of wind power generation projects	90%	90%

Huaneng Guangdong Haimen Port Limited Liability Company	PRC	held directly	RMB 331,400,000	Loading, warehousing and conveying services, providing facility services and water transportation services	100%	100%

Huaneng Taicang Port Limited Liability Company	PRC	held directly	RMB 600,000,000	Port provision, cargo loading and storage	85%	85%

Huaneng Taicang Power Generation Co., Ltd.	PRC	held directly	RMB 867,996,200	Power generation	75%	75%

Huaneng Huaiyin II Power Generation Limited Company	PRC	held directly	RMB 930,870,000	Power generation	63.64%	63.64%

Huaneng Xindian Power Generation Co., Ltd.	PRC	held directly	RMB 465,600,000	Power generation	95%	95%

Huaneng Shanghai Combined Cycle Power Limited Liability Company	PRC	held directly	RMB 699,700,000	Power generation	70%	70%

					Percentage of equity interest held
Name of subsidiary	Country of incorporation	Type of interest held	Registered capital	Business nature and scope of operations	Interest	Voting

Huaneng Yumen Wind Power Generation Co., Ltd.	PRC	held directly	RMB 719,170,000	Construction, operation and management of wind power generation and related projects	100%	100%

Huaneng Qingdao Co-generation Limited Company	PRC	held directly	RMB 214,879,000	Construction, operation and management of co-generation power plants and related projects	100%	100%

Huaneng Tongxiang Combined Cycle Co-generation Co., Ltd.	PRC	held directly	RMB 300,000,000	Production and sales of electricity and heat; investment in combined cycle co-generation industries	95%	95%

Huaneng Shantou Haimen Power Generation Limited Liability Company	PRC	held directly	RMB 1,508,000,000	Construction, operation and management of power plants and related projects	80%	80%

Huaneng Chongqing Liangjiang Power Generation Limited Liability Company (“Liangjiang Power”)	PRC	held directly	RMB 726,600,000	Construction, operation and management of natural gas power plants and related projects	90%	90%

Chongqing Huaqing Energy Co., Ltd. (“Huaqing Energy”) (ii)	PRC	held indirectly	RMB 44,420,000	Providing thermal energy and cold energy services; supplying electricity	54%	60%

Huaneng Yunnan Fuyuan Wind Power Generation Co., Ltd.	PRC	held directly	RMB 157,290,000	Wind power project investment, management and sales	100%	100%

Huaneng Guizhou Panzhou State City Wind Power Co., Ltd.	PRC	held directly	RMB 188,180,000	Construction and management of wind power plants and related projects	100%	100%

Huaneng Jiangxi Clean Energy Limited Liability Company	PRC	held directly	RMB 5,000,000	Power generation and supply, development, management and construction of clean	100%	100%

Huaneng Nanjing Combined Cycle Co-generation Co., Ltd. (“Nanjing Combined Cycle Co-generation”) (iii)	PRC	held directly	RMB 938,350,000	Construction, operation and management of power plants and energy projects	57.39%	93.90%

Huaneng Hunan Subaoding Wind Power Generation Co., Ltd.	PRC	held directly	RMB 266,000,000	Construction, operation and management of and related projects	100%	100%

Huaneng Suixian Jieshan Wind Power Generation Co., Ltd.	PRC	held directly	RMB 182,500,000	Construction, operation and management of wind power plants and related projects	100%	100%

Huaneng Taiyuan Dongshan Combined Cycle Co-generation Co., Ltd.	PRC	held directly	RMB 600,000,000	Construction and operation of thermal heating network, development and utilization of clean energy resources	100%	100%

Huaneng Xuzhou Tongshan Wind Power Generation Co., Ltd. (“Tongshan Wind Power”)	PRC	held directly	RMB 287,951,400	Wind power generation, electricity engineering design services, maintenance of power supply and control facilities, solar energy power generation	70%	70%

					Percentage of equity interest held
Name of subsidiary	Country of incorporation	Type of interest held	Registered capital	Business nature and scope of operations	Interest	Voting

Huaneng Nanjing Co-generation Co., Ltd.	PRC	held directly	RMB 300,000,000	Construction and operation of power plants, thermal heating services	70%	70%

Huaneng Hunan Guidong Wind Power Generation Co., Ltd.	PRC	held directly	RMB 140,000,000	Investment, construction, operation and management of electricity projects; development and utilization of clean energy resources	100%	100%

Huaneng Nanjing Luhe Wind Power Generation Co., Ltd.	PRC	held directly	RMB 63,800,000	Investment, construction, operation, management of electricity projects of electricity projects	100%	100%

Huaneng Luoyuan Power Generation Limited Liability Company	PRC	held directly	RMB 1,000,000,000	Construction, operation and management of power plants and related projects	100%	100%

Huaneng Lingang (Tianjin) Gas Co-generation Co., Ltd.	PRC	held directly	RMB 332,000,000	Power generation and supply	100%	100%

Huaneng Lingang (Tianjin) Heat Co-generation Co., Ltd.	PRC	held indirectly	RMB 5,000,000	Providing thermal energy and cold energy services, supplying steam and hot water (except portable water), plumbing pipe installation and repair, energy engineering construction	66%	66%

Huaneng Anhui Huaining Wind Power Generation Co., Ltd.	PRC	held directly	RMB 122,000,000	Investment, construction and operation of electricity projects, development and utilization of clean energy resources	100%	100%

Huaneng Mianchi Co-generation Limited Liability Company	PRC	held directly	RMB 570,000,000	Construction, operation and management of coal-fired plants and related projects	60%	60%

Huaneng Yingkou Xianrendao Co-generation Co., Ltd.	PRC	held directly	RMB 352,020,000	Power generation and supply, development and utilization of clean energy resources	100%	100%

Huaneng Nanjing Xingang Comprehensive Energy Co., Ltd.	PRC	held directly	RMB 10,000,000	Thermal generation and supply, power distribution and sales	65%	65%

Huaneng Changxing Photovoltaic Power Generation Limited Liability Company (“Changxing Photovoltaic Power”)	PRC	held directly	RMB 26,000,000	Construction and operation of distributed photovoltaic power generation plants and related projects	100%	100%

Huaneng Rudong Baxianjiao Offshore Wind Power Generation Co., Ltd.	PRC	held directly	RMB 1,629,338,700	Infrastructure construction of wind power plants	70%	70%

Huaneng Guilin Gas Distributed Energy Co., Ltd.	PRC	held directly	RMB 267,450,000	Construction, operation and management of power plants thermal management	80%	80%

Huaneng (Dalian) Co-generation Co., Ltd.	PRC	held directly	RMB 575,291,769	Construction, operation and management of co-generation power plants and related projects	100%	100%

						Percentage of equity interest held
Name of subsidiary	Country of incorporation	Type of interest held	Registered capital		Business nature and scope of operations	Interest	Voting

Huaneng Zhongxiang Wind Power Generation Co., Ltd.	PRC	held directly	RMB 240,000,000		Construction, operation and management of wind power plants and related projects	100%	100%

Huaneng Guanyun Co-generation Co., Ltd.	PRC	held directly	RMB 15,000,000		Construction, operation and management of co-generation power plants, heating network and expansion engineering	100%	100%

Huaneng International Power Hong Kong Limited Company	Hong Kong	held directly	100,000 Shares		Development, construction management and operation of power supply, coal projects; related investment and financing businesses	100%	100%

Tuas Power Generation Pte. Ltd. (“TPG”)	Singapore	held indirectly	S$	1,183,000,001	Power generation and related by-products, derivatives, developing power supply resources, operating electricity and power sales	100%	100%

TP Utilities Pte. Ltd. (“TPU”)	Singapore	held indirectly	S$	255,500,001	Provision of energy, power supply, thermal supply, management of industrial water and waste	100%	100%

TP-STM Water Resources Pte. Ltd.	Singapore	held indirectly	S$	4,500,000	Providing desalinated water	60%	60%

TP-STM Water Services Pte. Ltd.*	Singapore	held indirectly	S$	21,000	Providing desalinated water	60%	60%

Huaneng Shanxi Taihang Power Generation Limited Liability Company	PRC	held directly	RMB 1,086,440,000		Pre-services related to coal-fired generation	60%	60%

Huaneng Mianchi Clean Energy Limited Liability Company	PRC	held directly	RMB 10,000,000		Wind Power generation, new energy development and utilization	100%	100%

Huaneng Zhuolu Clean Energy Limited Liability Company	PRC	held directly	RMB 78,878,100		Construction, operation and management of power plants	100%	100%

Huaneng Tongwei Wind Power Generation Limited Liability Company	PRC	held directly	RMB 248,000,000		Construction, operation and management of wind power plants and related projects	100%	100%

Huaneng Yizheng Wind Power Generation Limited Liability Company	PRC	held directly	RMB 200,000,000		Wind power plants design, construction, management and maintenance	100%	100%

Huaneng Yancheng Dafeng New Energy Power Generation Limited Liability Company	PRC	held directly	RMB 5,000,000		Construction, operation and management of wind power, photovoltaic power plant	100%	100%

Huaneng Shanyin Power Generation Limited Liability Company	PRC	held directly	RMB 1,573,000,000		Construction, operation and management of power plants and related projects	51%	51%

Huaneng Wafangdian Wind Power Generation Co., Ltd.	PRC	held directly	RMB 50,000,000		Construction, operation and management of wind power generation and related projects	100%	100%

					Percentage of equity interest held
Name of subsidiary	Country of incorporation	Type of interest held	Registered capital	Business nature and scope of operations	Interest	Voting

Huaneng Jiangsu Energy Sales Limited Liability Company	PRC	held directly	RMB 200,000,000	Purchase and sales of electricity and thermal energy, water supply services, construction and operation of electricity distribution network and heating pipe network	100%	100%

Huaneng Liaoning Energy Sales Limited Liability Company	PRC	held directly	RMB 200,000,000	Sales of electricity, thermal energy and circulating hot water	100%	100%

Huaneng Guangdong Energy Sales Limited Liability Company	PRC	held directly	RMB 200,000,000	Power and thermal energy supply, energy conservation technology service, transmission and substation projects contracting	100%	100%

Huaneng Suizhou Power Generation Limited Liability Company	PRC	held directly	RMB 96,020,000	Construction, operation and management of power plants, production and sales of electricity and heating	100%	100%

Huaneng Changle Photovoltaic Power Generation Limited Liability Company	PRC	held directly	RMB 10,000,000	Construction, operation and management of photovoltaic power plants and related projects	100%	100%

Huaneng Longyan Wind Power Generation Limited Liability Company	PRC	held directly	RMB 10,000,000	Construction, operation and management of wind power plants and related projects	100%	100%

Huaneng Dandong Photovoltaic Power Generation Limited Liability Company	PRC	held directly	RMB 17,720,000	Investment, construction operation and management of electricity projects, development and utilization of clean energy resources	100%	100%

Huaneng Dongguan Combined Cycle Co-generation Limited Liability Company	PRC	held directly	RMB 50,000,000	Investment of electricity projects, thermal power generation and supply, investment in heating pipe network, development and utilization of clean energy resources	100%	100%

Huaneng Chongqing Fengjie Wind Power Generation Limited Liability Company	PRC	held directly	RMB 183,900,000	Electricity production and supply; development and utilization of clean energy resources	100%	100%

Huaneng Jingxing Photovoltaic Power Generation Limited Liability Company	PRC	held directly	RMB 100,000	Investment, construction and management of photovoltaic power plants	100%	100%

Huaneng Shanxi Energy Sales Limited Liability Company	PRC	held directly	RMB 210,000,000	Electricity supply and sales, investment, construction, operation and repair of regional transmission and distribution network	100%	100%

Huaneng Chongqing Energy Sales Limited Liability Company	PRC	held directly	RMB 210,000,000	Operation of natural gas, electric energy and thermal energy products sales	100%	100%

Huaneng Chongqing Luohuang Energy Sales Limited Liability Company	PRC	held indirectly	RMB 210,000,000	Sales and supply of electricity, sales of thermal products	90%	90%

					Percentage of equity interest held
Name of subsidiary	Country of incorporation	Type of interest held	Registered capital	Business nature and scope of operations	Interest	Voting

Huaneng Chongqing Tongliang Energy Sales Limited Liability Company	PRC	held indirectly	RMB 210,000,000	Operation of natural gas, sales of electricity supply, sales of thermal products	51%	51%

Huaneng Hunan Energy Sales Limited Liability Company	PRC	held directly	RMB 210,000,000	Electricity and thermal energy products sales	100%	100%

Huaneng Jiangxi Energy Sales Limited Liability Company	PRC	held directly	RMB 210,000,000	Construction, operation and management of heating and power supply facilities	100%	100%

Huaneng Hebei Energy Sales Limited Liability Company	PRC	held directly	RMB 210,000,000	Construction, installation, maintenance and repair of heating and power supply facilities	100%	100%

Huaneng Henan Energy Sales Limited Liability Company	PRC	held directly	RMB 210,000,000	Sales of electricity, heating, gas and other energy products	100%	100%

Huaneng Handan Heating Limited Liability Company	PRC	held directly	RMB 100,000,000	Construction, operation and maintenance of heating sources and pipe network	100%	100%

Huaneng (Huzhou Development Zone) Photovoltaic Power Generation Limited Liability Company	PRC	held directly	RMB 10,000,000	Photovoltaic power generation; power supply, purchase and sales	100%	100%

Huaneng Fujian Energy Sales Limited Liability Company	PRC	held directly	RMB 210,000,000	Sales of electricity, heating, gas and other energy products	100%	100%

Huaneng Hubei Energy Sales Limited Liability Company	PRC	held directly	RMB 210,000,000	Sales of electricity, heating, gas and other energy products	100%	100%

Huaneng (Sanming) Clean Energy Limited Liability Company	PRC	held directly	RMB 500,000	Construction, operation and management of wind power, photovoltaic power station and related projects	100%	100%

Huaneng Yueyang Xingang Photovoltaic Power Generation Limited Liability Company	PRC	held directly	RMB 16,000,000	Construction, operation and management of electricity projects, development and utilization of clean energy	60%	60%

Huaneng Shanghai Energy Sales Limited Liability Company	PRC	held directly	RMB 210,000,000	Power supply (except construction and operation of electricity network), technology services in energy conservation and environmental protection	100%	100%

Huaneng Anhui Energy Sales Limited Liability Company	PRC	held directly	RMB 210,000,000	Sales of electricity, heating gas and other energy products	100%	100%

Huaneng (Shanghai) Power Maintenance Limited Liability Company	PRC	held directly	RMB 200,000,000	Contracting installation and repair of electricity facilities	100%	100%

					Percentage of equity interest held
Name of subsidiary	Country of incorporation	Type of interest held	Registered capital	Business nature and scope of operations	Interest	Voting

Huaneng Guanyun Clean Energy Power Limited Liability Company	PRC	held directly	RMB 26,000,000	Sales of electricity	100%	100%

Huaneng Jianchang Photovoltaic Power Generation Limited Liability Company	PRC	held directly	RMB 10,000,000	Production and supply of electricity, development and utilization of clean energy resources	100%	100%

Huaneng Chaoyang Photovoltaic Power Generation Limited Liability Company	PRC	held directly	RMB 10,000,000	Production and supply of electricity, development and utilization of clean energy resources	100%	100%

Huaneng (Luoyuan) Port Limited Company	PRC	held directly	RMB 169,710,000	Port management, investment and development	100%	100%

Huaneng Shijiazhuang Energy Limited Liability Company	PRC	held directly	RMB 60,000,000	Production and supply of heating, purchase and sales of electricity	66.60%	66.60%

Huaneng Jiangyin Combined Cycle Co-generation Limited Liability Company	PRC	held directly	RMB 600,000,000	Production and supply of electricity, production and supply of heating	51%	51%

Huaneng Anyang Energy Limited Liability Company	PRC	held directly	RMB 10,000,000	Production and supply of electricity, production and supply of heating	100%	100%

Huaneng Shanxi Comprehensive Energy Limited Liability Company (“Shanxi Comprehensive Energy”)	PRC	held directly	RMB 120,000,000	Production and supply of electricity, production and supply of heating	100%	100%

Huaneng Zhanhua Photovoltaic Power Generation Limited Company (“Zhanhua Photovoltaic Company”) (iv)	PRC	held indirectly	RMB 145,790,000	Photovoltaic power generation	46.40%	58%

Huaneng Weishan New Energy Limited Company (“Weishan New Energy”) (iv)	PRC	held indirectly	RMB 167,000,000	Investment, production and sales of new energy power generation projects	40%	100%

Huaneng Ruyi (Helan) New Energy Limited Company (“Helan New Energy”) (iv)	PRC	held indirectly	RMB 19,000,000	Photovoltaic power generation	40%	100%

Huaneng Dezhou New Energy Limited Company (iv)	PRC	held indirectly	RMB 3,100,000	Photovoltaic power generation, wind power generation, biomass power generation	80%	100%

Zhaodong Huaneng Dechang Solar Power Generation Limited Company	PRC	held indirectly	RMB 30,810,000	Solar energy generation and technology promotion, repair electricity facilities	100%	100%

Daqing Huaneng Shuangyu Solar Power Generation Limited Company	PRC	held indirectly	RMB 80,796,000	Solar energy generation	100%	100%

Huaneng Mingguang Wind Power Generation Limited Liability Company	PRC	held directly	RMB 10,000,000	Production and supply of electricity; investment, construction, operation and management of electricity projects	100%	100%

					Percentage of equity interest held
Name of subsidiary	Country of incorporation	Type of interest held	Registered capital	Business nature and scope of operations	Interest	Voting

Huaneng Guangxi Energy Sales Limited Liability Company	PRC	held directly	RMB 210,000,000	Power supply, contracting installation and repair of electricity facilities	100%	100%

Huaneng Ruzhou Clean Energy Limited Liability Company (“Ruzhou Clean Energy”) (v)	PRC	held directly	RMB 80,000,000	Production and supply of electricity projects, investment, construction and operation of electricity projects	95%	100%

Huaneng Hunan Lianping Wind Power Generation Limited Liability Company	PRC	held directly	RMB 173,920,000	Production and supply of electricity	80%	80%

Huaneng Abagaqi Clean Energy Limited Liability Company	PRC	held directly	RMB 100,000	Production, supply and sales of electricity and thermal energy	100%	100%

Huaneng Jiashan Photovoltaic Power Generation Limited Liability Company	PRC	held directly	RMB 10,000,000	Production and supply of electricity	100%	100%

Huaneng Zhejiang Energy Sales Limited Liability Company	PRC	held directly	RMB 210,000,000	New energy technology development, technology consulting, transferring of results	100%	100%

Huaneng Guangdong Shantou Power Generation Limited Liability Company	PRC	held directly	RMB 10,000,000	Production and supply of electricity and thermal energy	100%	100%

Huaneng Shantou Photovoltaic Power Generation Limited Liability Company	PRC	held directly	RMB 100,000	Production and supply of electricity	100%	100%

Huaneng Guigang Clean Energy Limited Liability Company	PRC	held directly	RMB 10,000,000	Production and supply of electricity, investment, construction and operation of electricity projects	100%	100%

Huaneng Changxing Jiapu Photovoltaic Power Generation Limited Liability Company	PRC	held directly	RMB 10,000,000	Production and supply of electricity, investment in electricity projects	100%	100%

Huaneng Hainan Energy Sales Limited Liability Company	PRC	held indirectly	RMB 210,000,000	Construction and operation of heat and power supply facilities,operation of heat resources, heat network and power supply facilities	91.80%	91.80%

Huaneng Yangpu Co-generation Limited Company	PRC	held indirectly	RMB 802,222,000	Investment, construction, operation and management of electricity projects and heat pipe network	82.62%	82.62%

Huaneng Zhejiang Pinghu Offshore Wind Power Generation Co., Ltd.*	PRC	held directly	RMB 2,200,000,000	Production and supply of electricity, investment, construction	100%	100%

Huaneng Liaoning Clean Energy Limited Liability Company* (“Liaoning Clean Energy”)	PRC	held directly	RMB 170,000,000	Technology development technical advice services for clean energy	100%	100%

					Percentage of equity interest held
Name of subsidiary	Country of incorporation	Type of interest held	Registered capital	Business nature and scope of operations	Interest	Voting

Jiangsu Huaneng Zhongyang New Energy Power Generation Co., Ltd.*	PRC	held directly	RMB 28,000,000	Production and supply of electricity, investment, construction and operation of electricity projects	75%	75%

Huaneng Henan Puyang Clean Energy Limited Liability Company*	PRC	held directly	RMB 10,000,000	Production and supply of electricity, investment, construction and operation of electricity projects	100%	100%

Huaneng Guizhou Energy Sales Co., Ltd.*	PRC	held directly	RMB 210,000,000	Sales of electricity, heat and gas	100%	100%

Huaneng Guangdong Shantou Offshore Wind Power Generation Co., Ltd.*	PRC	held directly	RMB 10,000,000	Investment and development of wind energy and new energy	100%	100%

Jiyuan Huaneng Energy Sales Co., Ltd.*	PRC	held indirectly	RMB 20,000,000	Sales of electricity, heat and gas	51%	51%

Huaneng Zhenlai Photovoltaic Power Generation Co., Ltd.* (“Zhenlai Photovoltaic Power”) (vi)	PRC	held indirectly	RMB 29,958,660	Investment, construction, production, operation and overhaul of photovoltaic power generation projects	50%	100%

Huaneng Yushe Poverty Relief Energy Co., Ltd.*	PRC	held indirectly	RMB 14,760,000	Construction, operation and management of photovoltaic power generation and new energy projects	90%	90%

Huaneng Anhui Mengcheng Wind Power Co., Ltd.*	PRC	held directly	RMB 1,000,000	Production and supply of electricity, investment, construction and operation of electricity projects	100%	100%

Huaneng Anshun Comprehensive Energy Co., Ltd.*	PRC	held directly	RMB 100,000	Production and supply of electricity, investment, construction and operation of electricity projects	100%	100%

Huaneng Shengdong Rudong Offshore Wind Power Co., Ltd.* (“Huaneng Shengdong Rudong”)	PRC	held directly	RMB 1,000,000,000	Production and sales of electric power; investment in wind power generation	79%	79%

Huaneng Zhejiang Cangnan Offshore Wind Power Co., Ltd.*	PRC	held directly	RMB 10,000,000	Production and sales of electric power; investment in wind power generation	100%	100%

Huaneng Zhejiang Ruian Offshore Wind Power Co., Ltd.*	PRC	held directly	RMB 10,000,000	Production and sales of electric power; investment in wind power generation	100%	100%

Shengdong Rudong Offshore Wind Power Co., Ltd.* (“Shengdong Rudong Offshore Wind Power”)	PRC	held indirectly	RMB 5,000,000	Ancillary project construction of wind farm, wind farm maintenance	79%	100%

* These companies were newly established in 2018.

(ii)	Subsidiaries acquired from business combinations under common control

					Percentage of equity interest held
Name of subsidiary	Country of incorporation	Type of interest held	Registered capital	Business nature and scope of operations	Interest	Voting

Huaneng (Suzhou Industrial Park) Power Generation Co., Ltd.	PRC	held directly	RMB 632,840,000	Power generation	75%	75%

Huaneng Qinbei Power Generation Co., Ltd. (“Qinbei Power”)	PRC	held directly	RMB 1,540,000,000	Power generation	60%	60%

Huaneng Yushe Power Generation Co., Ltd.	PRC	held directly	RMB 615,760,000	Power generation, power distribution, sales of power	60%	60%

Huaneng Hunan Yueyang Power Generation Limited Liability Company	PRC	held directly	RMB 1,935,000,000	Power generation	55%	55%

Huaneng Chongqing Luohuang Power Generation Limited Liability Company (“Luohuang Power”)	PRC	held directly	RMB 1,748,310,000	Power generation	60%	60%

Huaneng Pingliang Power Generation Co., Ltd.	PRC	held directly	RMB 924,050,000	Power generation	65%	65%

Huaneng Nanjing Jinling Power Generation Co., Ltd.	PRC	held directly	RMB 1,513,136,000	Power generation	60%	60%

Huaneng Qidong Wind Power Generation Co., Ltd.	PRC	held directly	RMB 391,738,500	Development of wind power projects, production and sales of electricity	65%	65%

Tianjin Huaneng Yangliuqing Co-generation Limited Liability Company (“Yangliuqing Co-generation”)	PRC	held directly	RMB 1,537,130,909	Power generation, heat supply, facilities installation, maintenance and related services	55%	55%

Huaneng Beijing Co-generation Limited Liability Company (“Beijing Co-generation”) (vii)	PRC	held directly	RMB 3,702,090,000	Construction and operation of power plants and related construction projects	41%	66%

Huaneng Wuhan Power Generation Co., Ltd. (“Wuhan Power”)	PRC	held directly	RMB 1,478,461,500	Investment, construction, operation and management of electricity projects, development and utilization of clean energy resources	75%	75%

Huaneng Anyuan Power Generation Co., Ltd. (“Anyuan Power”)	PRC	held directly	RMB 1,175,117,300	Construction and operation of power plants and related construction projects, production of electricity	100%	100%

Huaneng Hualiangting Hydropower Co., Ltd. (“Hualiangting Hydropower”)	PRC	held directly	RMB 50,000,000	Generation and transfer of power supply, water supply (irrigation)	100%	100%

Huaneng Chaohu Power Generation Co., Ltd. (“Chaohu Power”) (viii)	PRC	held directly	RMB 840,000,000	Construction, operation, management of electricity projects, development and utilization of clean energy resources	60%	70%

Huaneng Jingmen Thermal Power Co., Ltd. (“Jingmen Thermal Power”)	PRC	held directly	RMB 780,000,000	Thermal power, power development and other service	100%	100%

					Percentage of equity interest held
Name of subsidiary	Country of incorporation	Type of interest held	Registered capital	Business nature and scope of operations	Interest	Voting

Enshi Qingjiang Dalongtan Hydropwer Development Co., Ltd. (“Dalongtan Hydropower”)	PRC	held directly	RMB 177,080,000	Hydropower development, production and management of electric power, urban water supply	98.01%	98.01%

Huaneng Suzhou Thermal Power Co., Ltd. (“Suzhou Thermal Power”) (ix)	PRC	held directly	RMB 600,000,000	Construction, operation and management of electricity projects, development and utilization of clean energy	53.45%	100%

Huaneng Hainan Power Generation Limited Company (“Hainan Power”)	PRC	held directly	RMB 1,326,419,587	Investment, construction, operation of various power plants, regular energy and new energy development	91.80%	91.80%

Huaneng Ruijin Power Generation Co., Ltd. (“Ruijin Power Generation”)	PRC	held directly	RMB 606,923,299	Construction, operation, management of electricity projects, development and utilization of clean energy	100%	100%

Huaneng Yingcheng Thermal Power Co., Ltd. (“Yingcheng Thermal Power”)	PRC	held directly	RMB 650,000,000	Construction and operation of power plants and production, sales of power and heat	100%	100%

Huaneng Heilongjiang Power Generation Limited Company (“Heilongjiang Power”)	PRC	held directly	RMB 945,350,000	Development, investment, construction, production and management of power (thermal) projects	100%	100%

Huaneng Hegang Power Generation Limited Company (“Hegang Power”)	PRC	held indirectly	RMB 1,092,550,000	The electricity power construction, energy conservation and, development projects, heat production and supply	64%	64%

Huaneng Xinhua Power Generation Limited Liability Company (“Xinhua Power”)	PRC	held indirectly	RMB 284,880,000	Power generation, power equipment repair, coal sales	70%	70%

Huaneng Tongjiang Wind Power Generation Limited Company (“Tongjiang Wind Power”)	PRC	held indirectly	RMB 330,000,000	Wind power generation, wind power plants operation, planning and design	82.85%	82.85%

Huaneng Daqing Thermal Power Limited Company (“Daqing Thermal Power”)	PRC	held indirectly	RMB 630,000,000	Power generation, thermal production and supply	100%	100%

Daqing Lvyuan Wind Power Generation Limited Company (“Lvyuan Wind Power”)	PRC	held indirectly	RMB 497,000,000	Wind power generation	100%	100%

Huaneng Yichun Thermal Power Limited Company (“Yichun Thermal Power”)	PRC	held indirectly	RMB 581,000,000	Power construction, production and sales, thermal production and sales	100%	100%

Huaneng Heilongjiang Energy Sales Limited Company (“Heilongjiang Energy Sales”)	PRC	held indirectly	RMB 210,000,000	Power supply, the production of heat and hot water	100%	100%

					Percentage of equity interest held
Name of subsidiary	Country of incorporation	Type of interest held	Registered capital	Business nature and scope of operations	Interest	Voting

Zhaodong Huaneng Thermal Power Limited Company (“Zhaodong Thermal Power”)	PRC	held indirectly	RMB 10,000,000	Heating production and supply	100%	100%

Huaneng Jilin Power Generation Limited Company (“Jilin Power”)	PRC	held directly	RMB 2,879,340,000	Power (thermal) projects, development of new energy projects investment, construction, production, operation and sales	100%	100%

Huaneng Linjiang Jubao Hydropower Limited Company (“Jubao Hydropower”)	PRC	held indirectly	RMB 45,624,000	Hydropower development and operation, construction and operation of photovoltaic power generation	100%	100%

Huaneng Jilin Energy Sales Limited Company (“Jilin Energy Sales”)	PRC	held indirectly	RMB 210,000,000	Thermal (cold) production and supply, power supply	100%	100%

Shandong Power	PRC	held directly	RMB 4,241,460,000	Power (thermal) project development, investment, construction and management	80%	80%

Huaneng Jining New Energy Limited Company (“Jining New Energy”) (iv)	PRC	held indirectly	RMB 38,000,000	Investment, construction and management of photovoltaic and wind power projects	80%	100%

Huaneng Zibo Boshan Photovoltaic Power Limited Company (“Zibo Photovoltaic”) (iv)	PRC	held indirectly	RMB 22,000,000	Solar power generation, sales	80%	100%

Huaneng Rizhao Thermal Power Limited Company (“Rizhao Thermal Power”) (iv)	PRC	held indirectly	RMB 52,000,000	Urban heat construction, maintenance and operation, design and construction of heat engineering	80%	100%

Huaneng Laiwu New Energy Limited Company (“Laiwu New Energy”) (iv)	PRC	held indirectly	RMB 68,000,000	Photovoltaic power and wind power generation	80%	100%

Huaneng Shandong Sishui New Energy Limited Company (“Sishui New Energy”) (iv)	PRC	held indirectly	RMB 36,000,000	Solar energy grid connected generation	80%	100%

Huaneng Shandong Electric And Thermal Power Marketing Limited Company (“Shandong Power Marketing”) (iv)	PRC	held indirectly	RMB 200,000,000	Sales and service of power and heating products, investment in power industry	80%	100%

Huaneng Shandong Information Technology Limited Company (“Shandong Power Information Company”) (iv)	PRC	held indirectly	RMB 80,000,000	Information technology and management consulting services	80%	100%

Huaneng Zhanhua New Energy Limited Company (“Zhanhua New Energy”) (iv)	PRC	held indirectly	RMB 235,298,200	Wind power, photovoltaic power generation	80%	100%

					Percentage of equity interest held
Name of subsidiary	Country of incorporation	Type of interest held	Registered capital	Business nature and scope of operations	Interest	Voting

Huaneng Weihai Port Photovoltaic Power Generation Limited Company (“Port Photovoltaic”) (iv)	PRC	held indirectly	RMB 30,760,000	Photovoltaic power generation projects development and construction, electricity sales	80%	100%

Huaneng Jinan Huangtai Power Limited Company (“Huangtai Power”) (iv)	PRC	held indirectly	RMB 1,391,878,400	Electricity power production, heat management	72%	90%

Huaneng Dezhou Thermal Power Limited Company (“Dezhou Thermal Power”) (iv)	PRC	held indirectly	RMB 40,000,000	Urban heat construction, maintenance and operation, design and construction of heat engineering	68%	85%

Huaneng Dongying New Energy Limited Company (“Dongying New Energy”) (iv)	PRC	held indirectly	RMB 92,601,483	Wind power projects development, wind power generation and sales of electricity	56%	70%

Huaneng Shandong Power Generation Maintenance Technology Limited Company (“Shandong Maintenance Company”) (iv)	PRC	held indirectly	RMB 50,000,000	Power engineering design, construction	76.55%	100%

Huaneng Shandong Electric Power Fuel Limited Company (“Shandong Fuel Company”) (iv)	PRC	held indirectly	RMB 100,000,000	Wholesale operation of coal	76.55%	100%

Shandong Rizhao Power Generation Limited Company (“Rizhao Power”) (iv)	PRC	held indirectly	RMB 1,245,587,900	Heat, engaged in power business	88.80%	100%

Huaneng Laiwu Power Generation Limited Company (“Laiwu Power”) (iv)	PRC	held indirectly	RMB 1,800,000,000	Power production	76%	100%

Huaneng Shandong Ruyi Coal Power Limited Company (“Ruyi Coal Power”) (iv)	PRC	held indirectly	RMB 1,294,680,000	Development, investment, construction, operation and management of electricity power and coal	40%	100%

Huaneng Jiaxiang Power Generation Limited Company (“Jiaxiang Power”) (iv)	PRC	held indirectly	RMB 646,680,000	Power generation, electrical equipment maintenance	40%	100%

Huaneng Qufu Co-generation Limited Company (“Qufu Co-generation”) (iv)	PRC	held indirectly	RMB 300,932,990	Sales and production of electric power, thermal power	40%	100%

Huaneng Jining Hi-Tech Zone Co-generation Limited Company (“Jining Co-generation”) (iv)	PRC	held indirectly	RMB 118,699,760	Heat supply and power generation	40%	100%

Huaneng Shandong (Hong Kong) Investment Limited Company (“Hong Kong Investment”) (iv)	Hong Kong	held indirectly	10,000 Shares	Investment	80%	100%

					Percentage of equity interest held
Name of subsidiary	Country of incorporation	Type of interest held	Registered capital	Business nature and scope of operations	Interest	Voting

Shandong Silk Road International Power Limited Company (“Shandong Silk Road”) (iv)	PRC	held indirectly	RMB 35,000,000	Contracting overseas projects and domestic international bidding projects, construction and operation of power projects	80%	100%

Shandong Changdao Wind Power Generation Limited Liability Company (“Changdao Wind Power”) (iv)	PRC	held indirectly	RMB 33,500,000	Wind power, on-grid sales	48%	60%

Huaneng Rongcheng New Energy Co., Ltd. (“Rongcheng New Energy”) (iv)	PRC	held indirectly	RMB 36,540,000	Wind power generation	48%	100%

Huaneng Jining Yunhe Power Generation Co., Ltd. (“Yunhe Power”) (iv)	PRC	held indirectly	RMB 696,355,300	Electrical (thermal) production and on-grid sales, technology consulting and services	78.68%	98.35%

Huaneng Linyi Power Generation Limited Company (“Linyi Power”) (iv)	PRC	held indirectly	RMB 1,093,313,400	Power generation	60%	75%

Liaocheng Changrun National Electric Heating Limited Company (“Liaocheng Changrun”) (iv)	PRC	held indirectly	RMB 130,000,000	Heat operation, installation and repair of water, electricity, heating	60%	75%

Linyi Lantian Thermal Power Limited Company (“Lantian Thermal Power”) (iv)	PRC	held indirectly	RMB 36,000,000	Heat supply, maintenance of thermal power network, power sales, installation and maintenance of distribution facilities	54.40%	68%

Yantai 500 Heating Limited Company (“Yantai 500”) (iv)	PRC	held indirectly	RMB 20,500,000	Central heat services, plumbing and pipe installation services	64%	80%

Huaneng Liaocheng Co-generation Limited Company (“Liaocheng Co-generation) (iv)	PRC	held indirectly	RMB 610,670,000	Power, heat production and sales	60%	100%

Huaneng Henan Zhongyuan Gas Power Generation Co., Ltd. (“Zhongyuan Gas”)	PRC	held directly	RMB 400,000,000	Investment, construction, operation and management of power projects, thermal supply, development and utilization of clean energy resources	90%	90%

Shandong Huaneng Liaocheng Thermal Power Co., Ltd. (“Shandong Liaocheng Thermal Power”) (iv)	PRC	held indirectly	RMB 427,740,000	Electric power, thermal production and sales	60%	75%

Shandong Huaneng Laiwu Thermal Power Co., Ltd. (“Shandong Laiwu Thermal Power”) (iv)	PRC	held indirectly	RMB 540,000,000	Electric power, thermal production and sales	64%	80%

Shandong Huaneng Laizhou Wind Power Generation Co., Ltd. (“Laizhou Wind Power”) (iv)	PRC	held indirectly	RMB 90,000,000	Wind power generation	64%	80%

The subsidiaries above and the Company are all controlled by Huaneng Group before and after the acquisitions.

(iii)	Subsidiaries acquired from business combinations not under common control

						Percentage of equity interest held
Name of subsidiary	Country of incorporation	Type of interest held	Registered capital		Business nature and scope of operations	Interest	Voting

Huaneng Weihai Power Generation Limited Liability Company (“Weihai Power”)	PRC	held directly	RMB 1,822,176,621		Power generation	60%	60%

Huaneng Huaiyin Power Generation Limited Company	PRC	held directly	RMB 265,000,000		Power generation	100%	100%

Huade County Daditaihong Wind Power Utilization Limited Liability Company	PRC	held directly	RMB 196,400,000		Wind power development and utilization	100%	100%

Huaneng Zhanhua Co-generation Limited Company	PRC	held directly	RMB 190,000,000		Production and sales of electricity and thermal energy	100%	100%

Shandong Hualu Sea Transportation Limited Company	PRC	held directly	RMB 100,000,000		Cargo transportation along domestic coastal areas, goods storage	53%	53%

Huaneng Qingdao Port Limited Company	PRC	held directly	RMB 219,845,000		Loading and conveying warehousing, conveying, water carriage materials supply	51%	51%

Huaneng Yunnan Diandong Energy Limited Liability Company (“Diandong Energy”)	PRC	held directly	RMB 3,769,140,000		Electricity projects investment, power generation and sales, coal exploitation and investment	100%	100%

Yunnan Diandong Yuwang Energy Limited Company (“Diandong Yuwang”)	PRC	held directly	RMB 1,700,740,000		Electricity projects investment, power generation and sales, coal exploitation and investment	100%	100%

Huaneng Luoyang Co-generation Limited Liability Company	PRC	held directly	RMB 600,000,000		Production and sales of electricity and heating	80%	80%

Huaneng Zhumadian Wind Power Generation Co., Ltd.	PRC	held directly	RMB 30,000,000		Wind power generation, new energy development and utilization	90%	90%

SinoSing Power	Singapore	held directly	US$1,476,420,585		Investment holding	100%	100%

Tuas Power	Singapore	held indirectly	S$	1,433,550,000	Investment holding	100%	100%

Tuas Power Supply Pte. Ltd.	Singapore	held indirectly	S$	500,000	Power sales	100%	100%

TP Asset Management Pte. Ltd.	Singapore	held indirectly	S$	2	Render of environment engineering services	100%	100%

TPGS Green Energy Pte. Ltd.	Singapore	held indirectly	S$	1,000,000	Provision of utility services	75%	75%

Luoyang Yangguang Co-generation Limited Liability Company (“Yangguang Co-generation”)	PRC	held indirectly	RMB 250,000,000		Production and supply of electricity and heat power	100%	100%

Shanxi Xiaoyi Economic Development Zone Huaneng Energy Service Co., Ltd. (“Shanxi Xiaoyi Energy”) (x)	PRC	held indirectly	RMB 100,000,000		Electricity sales, sales of raw coal and processed coal	51%	100%

					Percentage of equity interest held
Name of subsidiary	Country of incorporation	Type of interest held	Registered capital	Business nature and scope of operations	Interest	Voting

Ruzhou Xuji Wind Power Generation Co., Ltd.	PRC	held indirectly	RMB 4,000,000	Wind power and photovoltaic power generation	95%	100%

Hong Kong Energy (iv) (Note 41)	Hong Kong	held indirectly	US$360,000,000	Investment	40%	100%

Ruyi Pakistan Energy (iv) (Note 41)	Pakistan	held indirectly	US$360,000,000	Electric power production and sales	40%	100%

Shandong Huatai Electric Power Operation & Maintenance (Private) Co., Ltd. (“Huatai Power”) (iv) (Note 41)	Pakistan	held indirectly	100,000 shares	Power generation operation and maintenance	40%	100%

Note:

(i)
According to its article of association, the other shareholder who holds the remaining equity interests of Shidongkou Power entrusts the Company to exercise all its voting rights in relation to the operation and financial policies of Shidongkou Power. Accordingly, the Company has control over Shidongkou Power.

(ii)	The Company holds 90% interests in Liangjiang Power, and Liangjiang Power holds 60% interests in Huaqing Energy. Therefore, the Company indirectly holds 54% equity interests in Huaqing Energy.

(iii)
According to the voting in concert agreement entered into between the Company and another shareholder with 27.39% equity interests in Nanjing Combined Cycle Cogeneration, the shareholder agreed to vote the same in respect of profit distribution decisions made by the Company. According to the voting in concert agreement entered into between the Company and another shareholder with 9.13% equity interests in Nanjing Combined Cycle Cogeneration, the shareholder agreed to vote the same in respect of significant financial and operating decisions made by the Company under the circumstances that their legitimate entitlements are guaranteed. As a result the Company has control over Nanjing Combined Cycle Co-generation.

(iv)	These companies are subsidiaries of Shandong Power. The Company holds 80% interests in Shandong Power. Thus, the Company indirectly holds 80% interests in these companies through their parent company.

Zhanhua New Energy, a wholly-owned subsidiary of Shandong Power, holds 58% equity interests in Zhanhua Photovoltaic Company. Thus, the Company indirectly holds 46.4% equity interests in Zhanhua Photovoltaic Company.

Weishan New Energy and Helan New Energy are wholly-owned subsidiaries of Ruyi Coal Power, a 50% owned subsidiary of Shandong Power. As a result, the Company indirectly holds 40% interests in Weishan New Energy and Helan New Energy.

Shandong Power directly holds 72% interests in Shandong Fuel Company and Shandong Maintenance Company; meanwhile, Shandong Power indirectly holds a total of 23.68% equity interests in Shandong Fuel Company and Shandong Maintenance Company respectively through its own subsidiaries: Huangtai Power, Linyi Power, Liaocheng Co-generation and Yunhe Power. Thus, the Company indirectly holds 76.55% interests in Shandong Maintenance Company and Shandong Fuel Company respectively.

The Company directly holds 44% equity interests in Rizhao Power and Shandong Power directly holds 56% interests in Rizhao Power; Thus, the Company holds 88.8% interests in Rizhao Power.

Jiaxiang Power, Qufu Co-generation, Jining Co-generation are wholly-owned subsidiaries of Ruyi Coal Power. Thus, the Company indirectly holds 40% interests in Ruyi Coal Power, Jiaxiang Power, Qufu Co-generation and Jining Co-generation.

Shandong Power acquired 15% equity from another shareholder of Laiwu power. As a result, the Company indirectly holds 76% interests in Laiwu power.

In according to the voting in concert agreement entered into among the Shandong Power and other equity holders of Laiwu Power, Ruyi Coal Power, Rongcheng New Energy, Liaocheng Co-generation, the other equity holders agreed to vote the same in respect of significant financial and operating decisions made by the Shandong Power. As a result, the Company has control over these companies.

According to the voting in concert agreement entered into between Hong Kong Investment and the other shareholder in December 2018, the other shareholder agreed to vote the same in respect of significant financial and operating decisions made by Hong Kong Investment. As a result, the Company has control over Hong Kong Energy and its subsidiaries including Huatai Power and Ruyi Pakistan Energy since 31 December 2018. See Note 41.

(v)
According to the investment cooperation agreement between the Company and another shareholder, Ruzhou Clean Energy has an executive director appointed by the Company. At the same time, the shareholder agreed to withdraw from Ruzhou Clean Energy in compliance with the law within 3 months upon the completion of the project. Therefore, the Company has control over Ruzhou Clean Energy.

(vi)
According to the investment cooperation agreement and articles of association signed by Jilin Power and another shareholder, the shareholder enjoys fixed operating income and waives all management rights within a certain operating period. Therefore, the Company has control over Zhenlai Photovoltaic Power.

(vii)
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

(viii)
According to the voting in concert agreement entered into between the Company and one shareholder with 10% equity interests in Chaohu Power, the shareholder agreed to vote the same in respect of significant financial and operating decisions made by the Company. As a result, the Company has control over Chaohu Power.

(ix)
According to the voting in concert agreement entered into between the Company and the other two shareholders in Suzhou Thermal Power, the shareholders agreed to vote the same in respect of significant financial and operating decisions made by the Company. As a result, the Company has control over Suzhou Thermal Power.

(x)
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

For the information of material non-controlling interests (“NCI”), please refer to Note 42.

10	Other equity instrument investments

	Note	31 December 2018	1 January 2018	31 December 2017
Equity securities designated at FVOCI (non-recycling)	(i)
Listed security		8,558	9,223	-

Unlisted securities
10% of Shanxi Xishan Jinxing Energy Co.,Ltd.		1,085,462	1,004,860	-
9.09% of Ganlong Double-track Railway Co., Ltd.		924,453	1,003,009	-
Others		64,946	64,496	-

Subtotal		2,074,861	2,072,365	-

Total		2,083,419	2,081,588	-

Available-for-sale financial assets	(i)
Listed security (Fair value measurement)		-	-	9,223

Unlisted securities (Cost measurement)
10% of Shanxi Xishan Jinxing Energy Co., Ltd.		-	-	531,274
9.09% of Ganlong Double-track Railway Co., Ltd.		-	-	1,000,000
Others		-	-	64,496

Subtotal		-	-	1,595,770

Total		-	-	1,604,993

Note:
(i)
Available-for-sale financial assets were reclassified to equity securities designated at FVOCI (non-recycling) upon the initial application of IFRS 9 at 1 January 2018 as the investment is held for strategic purposes.

There was no impairment provision provided on available-for-sale financial assets in 2017.

11	Land use rights

The movements in the carrying amount of land use rights during the years are as follows:

	2018	2017
Beginning of the year
Cost	13,775,976	10,525,537
Accumulated amortization	(2,128,752)	(1,792,367)
Accumulated impairment losses	(382,439)	(276,823)

Net book value	11,264,785	8,456,347

Movement:
Business combination (Note 41)	398,591	3,182,914
Addition	260,971	331,683
Amortization charge for the year	(368,025)	(368,898)
Impairment charge for the year	-	(108,590)
Reclassification to assets held for sale (Note 20)	(29,924)	-
Disposals	(81,788)	(86,631)
Disposal of subsidiaries	-	(146,922)
Currency translation differences	5,424	4,882

End of the year	11,450,034	11,264,785

Cost	14,324,288	13,775,976
Accumulated amortization	(2,486,181)	(2,128,752)
Accumulated impairment losses	(388,073)	(382,439)

Net book value	11,450,034	11,264,785

All the lands located in the PRC and Singapore are leased from respective governments according to corresponding regulations applied across the countries. The Company and its subsidiaries will renew the leases according to the operation requirements of the Company and its subsidiaries and the related regulations of respective countries.

Land use rights without ownership certificate

As at 31 December 2018, the Company and its subsidiaries were in the process of applying for the ownership certificate for certain land use right with an aggregate net book value of RMB543 million (2017: RMB1,246 million). The management are of the opinion that the Company and its subsidiaries are entitled to the lawful and valid occupation and use of the above mentioned land.

12	Power generation licenses

The movements in the carrying amount of power generation license during the years are as follows:

	2018	2017
Beginning of the year	3,916,246	3,849,199

Movement:
Currency translation differences	98,726	67,047

End of the year	4,014,972	3,916,246

The Company and its subsidiaries acquired the power generation license in connection with the acquisition of Tuas Power. The power generation license was initially recognised at fair value at the acquisition date. Tuas Power operates power plants in Singapore pursuant to the license granted by the Energy Market Authority for a period of 30 years from 2003 until 2032. The license was extended to 2044 during 2011 with minimal costs and is subject to further renewal. The Company and its subsidiaries expect that the applicable rules and regulations surrounding the renewal can be complied with based on the current market framework. The Company and its subsidiaries assessed the useful life of the power generation license at 31 December 2018 as indefinite and therefore the license is not amortized.

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

Key assumptions used for value-in-use calculation:

Management has assessed that one of the most sensitive key assumptions is the discount rate which was arrived at based on weighted average cost of capital. The discount rate applied in determining the recoverable amounts of the CGU was 8.02% (31 December 2017: 7.30%). An absolute increase in the discount rate of 0.5% (31 December 2017: 0.5%) would result in approximately RMB1,715 million (31 December 2017: RMB2,043 million) decrease in the recoverable amount of the CGU.

Other key assumptions include projection of its business performance based on estimation of gross margin from electricity sold, volume of electricity sold and other operating expenses, which are largely based on a combination of past performance of the CGU, its expectation of market developments and consistency with forecasts included in industry reports. On average, the growth rates of 3.5% was used in consideration of future expansion plans and new development projects as part of the long-term strategy. Cash flows beyond the terminal year was extrapolated using a growth rate of 2.0%.

Based on the assessments, no impairment was provided for the power generation license.

13	Mining rights

The movements in the carrying amount of mining rights during the years are as follow:

	2018	2017
Beginning of the year
Cost	2,406,567	2,406,567
Accumulated impairment losses	(760,296)	(760,296)

Net book value	1,646,271	1,646,271

Movement:
Addition	-	-
Impairment charge for the year	(135,085)	-

End of the year	1,511,186	1,646,271
Cost	2,406,567	2,406,567
Accumulated impairment losses	(895,381)	(760,296)

Net book value	1,511,186	1,646,271

In 2018, due to the slow construction progress and anticipated increasing construction cost input for the coal mine , impairment losses for mining rights of approximately RMB135 million have been recognised. The discount rate applied in determining the recoverable amounts of the mining rights in the value in use model was 9.55%.

14	Derivative financial instruments

Details of derivative financial instruments are as follows:

	As at 31 December
	2018	2017
Derivative financial assets
－Hedging instruments for cash flow hedge (fuel swap contracts)	25,629	330,966
－Hedging instruments for cash flow hedge (exchange forward contracts)	9,062	-
－Financial instruments at fair value through profit or loss (fuel swap contracts)	-	2,726
－Financial instruments at fair value through profit or loss (exchange forward swap contracts)	14	-

Total	34,705	333,692

Less: non-current portion
－Hedging instruments for cash flow hedge (fuel swap contracts)	2,543	75,328
－Hedging instruments for cash flow hedge (exchange forward contracts)	3,427	-

Total non-current portion	5,970	75,328

Current portion	28,735	258,364

Derivative financial liabilities
－Hedging instruments for cash flow hedge (fuel swap contracts)	357,088	11,794
－Hedging instruments for cash flow hedge (exchange forward contracts)	21,335	68,102
－Hedging instruments for cash flow hedge (interest rate swap contracts)	149,117	130,643
－Financial instruments at fair value through profit or loss (fuel swap contracts)	17,705	125
－Financial instruments at fair value through profit or loss (exchange forward swap contracts)	47	-

Total	545,292	210,664

Less: non-current portion
－Hedging instruments for cash flow hedge (fuel swap contracts)	78,587	2,026
－Hedging instruments for cash flow hedge (exchange forward contracts)	4,384	21,745
－Hedging instruments for cash flow hedge (interest rate swap contracts)	144,999	124,715
－Financial instruments at fair value through profit or loss (fuel swap contracts)	3,338	-

Total non-current portion	231,308	148,486

Total current portion	313,984	62,178

For the years ended 31 December 2017 and 2018, no material ineffective portion was recognised in the profit or loss arising from cash flow hedges.

The Company uses an interest rate swap contract to hedge its interest rate risk against one of its variable rate loans. The notional principal amount of the outstanding interest rate swap contract at 31 December 2018 was US$144 million (RMB equivalents of RMB988 million) (2017: US$176 million (RMB equivalents of RMB1,150 million)). Through this arrangement, the Company pays an annual fixed interest of 4.40% while the original annual floating interest expense (6-month LIBOR+1%) attached in the loan is offset by the receivable leg of the interest rate swap. Such a swap is settled on a quarterly basis from September 2009 to September 2019.

TPG uses exchange forward contracts to hedge its foreign exchange risk arising from highly probable forecast purchase transactions. It also uses fuel oil swap contracts to hedge its fuel price risk arising from highly probable forecast purchases of fuel purchases.

TPG uses various interest rate swap contracts to hedge floating semi-annual interest payments on borrowings with maturity dates up to 2020. TPSTMWR also uses various interest rate swap contracts to hedge floating quarterly interest payments on borrowings with maturity dates up to 2044. The notional principal amount of these outstanding interest rate swap contracts at 31 December 2018 was S$992 million (RMB equivalents of RMB4,968 million) (2017: S$1,069 million (RMB equivalents of RMB5,220 million)). Through these arrangements, TPG swaps original floating interest (6-month SOR) to annual fixed interest determined by individual swap contracts. Such swap contracts are settled semi-annually from September 2011 to March 2020. TPSTMWR swaps original floating interest (3-month SOR) to annual fixed interest determined by individual swap contracts. Such swap contracts are settled quarterly from September 2018 to June 2044. As at 31 December 2018, these interest rate swap contracts are carried on the consolidated statements of financial position as financial liability of RMB145 million (2017: financial liability of RMB108 million).

The analysis of contractual cash inflows/(outflows) of major derivative financial instruments are as follows:

	Cash flows
	Carrying amounts	Contractual cash flows	Within 1 year	Between 1 and 5 years	After 5 years

As at 31 December 2018
Derivative financial assets
Fuel derivatives used for hedging (net settlement)	25,629	25,629	23,086	2,543	-

Forward exchange contracts used for hedging
- inflows		744,936	534,355	210,581	-
- outflows		(730,691)	(526,988)	(203,703)	-
	9,062	14,245	7,367	6,878	-

Forward exchange contracts that do not qualify as hedges (net settlement)	14	12	12	-	-

Derivative financial liabilities
Fuel derivatives used for hedging (net settlement)	357,088	(357,088)	(278,501)	(78,587)	-

Forward exchange contracts used for hedging
- inflows		2,425,238	2,059,061	366,177	-
- outflows		(2,433,994)	(2,069,218)	(364,776)	-
	21,335	(8,756)	(10,157)	1,401	-
Net-settled interest rate swaps used for hedging
- net cash inflows/(outflows)	149,117	(151,975)	(37,769)	(47,562)	(66,644)

Fuel derivatives that do not qualify as hedges (net settlement)	17,705	(17,705)	(14,366)	(3,339)	-

Forward exchange contracts that do not qualify as hedges (net settlement)	47	(32)	(32)	-	-

	Cash flows
	Carrying amounts	Contractual cash flows	Within 1 year	Between 1 and 5 years	After 5 years

As at 31 December 2017
Derivative financial assets
Fuel derivatives used for hedging (net settlement)	330,966	330,966	255,638	75,328	-

Fuel derivatives that do not qualify as hedges (net settlement)	2,726	2,726	2,726	-	-

Derivative financial liabilities
Fuel derivatives used for hedging (net settlement)	11,794	(11,794)	(9,768)	(2,026)	-

Forward exchange contracts used for hedging
- inflows		2,509,363	2,041,812	467,551	-
- outflows		(2,568,034)	(2,083,441)	(484,593)	-
	68,102	(58,671)	(41,629)	(17,042)	-
Net-settled interest rate swaps used for hedging
- net cash inflows/(outflows)	130,643	(154,367)	(82,533)	(71,834)	-

Fuel derivatives that do not qualify as hedges (net settlement)	125	(125)	(125)	-	-

15	Goodwill

The movements of goodwill during the years are as follows:

	2018	2017

Beginning of the year

Cost	18,435,954	15,391,642
Accumulated impairment losses	(2,951,834)	(3,255,913)

Net book value	15,484,120	12,135,729

Movement:
Business combination (Note 41)	231,218	3,167,566
Impairment charge for the year	(409,371)	-
Disposal of subsidiary-cost	-	(309,269)
Disposal of subsidiary-impairment	-	309,269
Currency translation differences-cost	273,906	186,015
Currency translation differences- impairment	(7,646)	(5,190)

End of the year	15,572,227	15,484,120

Cost	18,941,078	18,435,954
Accumulated impairment losses	(3,368,851)	(2,951,834)

Net book value	15,572,227	15,484,120

Impairment tests for goodwill

Goodwill is allocated to the CGUs of the Company and its subsidiaries.

The carrying amounts of major goodwill allocated to individual CGUs are as follows:

	2018	2017

PRC Power segment:
Shandong Power	2,643,990	2,739,818
Wuhan Power	518,484	518,484
Hainan Power	506,336	506,336
Heilongjiang Power	182,994	265,319
Yangliuqing Cogeneration	151,459	151,459
Qinbei Power	109,913	109,913
Jilin Power	109,826	109,826
Yueyang Power Company	100,907	100,907
Beijing Cogeneration	95,088	95,088

Singapore segment:
Tuas Power	10,828,216	10,561,956

The recoverable amount of a CGU is determined based on value-in-use calculations. For domestic CGUs, these calculations use cash flow projections based on management’s financial budgets covering periods of no more than five years. The Company expects cash flows beyond such periods will be similar to that of the respective final forecast years on existing production capacity.

For the goodwill allocated to Tuas Power, management has based their assessment of recoverable amount on value-in-use calculations. Management prepared the impairment model based on budget approved and various factors, such as inflation, power demand and other factors as well as the terminal value. On average, the growth rates of 3.5% was used in consideration of future expansion plans and new development projects as part of the long-term strategy. Cash flows beyond the terminal year was extrapolated using a growth rate of 2.0%.

Discount rates used for value-in-use calculations:

PRC Power segment	7.35%-9.63%
Singapore segment	8.02%

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

In 2018, due to lower performance of 3 coal-fired plant assets, which did not reach the anticipation of the management as a result of oversupply of local power market and intense competition which led to lower utilization hours and tariff. Impairment losses for goodwill approximately amounting to RMB409 million in total have been recognised.

In 2018 and 2017, the increase of goodwill in respect of Tuas Power was due to currency translation differences.

16	Other non-current assets

Details of other non-current assets are as follows:

	As at 31 December
	2018	2017
Finance lease receivables*	10,811,603	617,187
VAT recoverable	3,282,075	2,741,604
Prepayments for pre-construction cost	987,469	937,161
Intangible assets **	698,541	697,884
Profit compensation from Huaneng Group***	440,551	244,533
Prepaid territorial water use right ****	370,307	374,743
Prepayments for capacity quota	303,399	303,399
Prepaid connection fees	113,587	120,486
Others	2,328,527	1,659,848

Total	19,336,059	7,696,845

*
Ruyi Pakistan Energy entered into a power purchase agreement with CPPA-G to sell all of the electricity produced with regulated tariff mechanism approved by National Electric Power Regulatory Authority. In accordance with the power purchase agreement and tariff mechanism,  almost all the risks and rewards in relation to the power assets were in substance transferred to CPPA-G and therefore were accounted for as a finance lease to CPPA-G.

**	The intangible assets primarily consist of software, patented technologies and etc. In 2018, there is no impairment provided for the intangible assets (2017: RMB Nil).

***
The Company acquired several subsidiaries including Shandong Power from Huaneng Group which was completed on 1 January 2017. According to the profit compensation agreement associated with the acquisition, Huaneng Group should compensate the Company in cash based on the shortfall of accumulated actual net profit compared with the accumulated forecast net profit of certain subsidiaries of Shandong Power during the compensation period from year 2017 to 2019. As at 31 December 2018, the fair value of above mentioned contingent consideration from Huaneng Group amounted to RMB991 million was recognised (31 December 2017: RMB860 million), which was recorded in other receivables and assets of RMB551 million, and other non-current assets of RMB440 million, respectively. The profit compensation related to year 2018 of RMB551 million was recorded in “other receivables and assets”.

****	The prepaid territorial water use right are amortized over the contractual period of 50 years.

17	Inventories

Inventories comprised:

	As at 31 December
	2018	2017

Fuel (coal and oil) for power generation	8,150,398	5,684,824
Material and supplies	1,824,000	1,869,462

	9,974,398	7,554,286
Less: provision for inventory obsolescence	430,707	168,875

Total	9,543,691	7,385,411

Movements of provision for inventory obsolescence during the years are analyzed as follows:

	2018	2017

Beginning of the year	(168,875)	(167,282)
Provision*	(255,181)	(1,520)
Reversal	1,365	1,782
Disposal of subsidiaries	-	162
Currency translation differences	(8,016)	(2,017)

End of the year	(430,707)	(168,875)

*	In 2018, approximately RMB255 million provision was provided for the fuel oil, which was recognised based on the net realisable value.

18	Other receivables and assets

Other receivables and assets comprised the following:

	As at 31 December
	2018	2017

Prepayments for inventories	990,742	387,335
Prepaid income tax	134,477	150,838
Others	270,330	181,913

Total prepayments	1,395,549	720,086

Less: loss allowance	4,638	4,638

Total prepayments, net	1,390,911	715,448

Dividends receivable	30,000	273,897
Receivables from sales of fuel	74,578	290,040
Others	1,569,181	1,483,331
Subtotal other receivables	1,673,759	2,047,268

Less: loss allowance	38,531	29,241

Total other receivables, net	1,635,228	2,018,027

Profit compensation from
Huaneng Group (Note 16)	550,832	615,013
VAT recoverable	1,927,638	2,607,505
Financial lease receivables	871,302	45,524
Designated loan to a joint venture	80,000	80,000

Gross total	6,499,080	6,115,396

Net total	6,455,911	6,081,517

Please refer to Note 37 for details of other receivables and assets due from the related parties.

The gross amounts of other receivables are denominated in the following currencies:

	As at 31 December
	2018	2017

RMB	1,572,651	1,944,570
S$ (RMB equivalent)	68,390	53,406
US$ (RMB equivalent)	7,401	49,292
PKR (RMB equivalent)	25,317	-

Total	1,673,759	2,047,268

Movements of loss allowance during the years are analyzed as follows:

	2018	2017

Beginning of the year	(33,879)	(28,961)
Provision	(24,924)	(5,890)
Reversal/write-off	15,634	972

End of the year	(43,169)	(33,879)

19	Accounts receivable

Accounts receivable comprised the following:

	As at 31 December
	2018	2017

Accounts receivable	24,804,671	21,948,753
Notes receivable	4,621,180	3,610,928

	29,425,851	25,559,681

Less: loss allowance	146,913	112,086

Total	29,278,938	25,447,595

The gross amounts of accounts receivable are denominated in the following currencies:

	As at 31 December
	2018	2017

RMB	26,879,470	24,633,465
S$ (RMB equivalent)	1,016,299	922,993
US$ (RMB equivalent)	6,673	3,223
PKR (RMB equivalent)	1,523,409	-

Total	29,425,851	25,559,681

The Company and its subsidiaries usually grant about one month’s credit period to domestic local power grid customers from the end of the month in which the sales are made. SinoSing Power provides credit period that ranges from 5 to 60 days from the dates of billings. Certain accounts receivable of Singapore subsidiaries are backed by bankers’ guarantees and/or deposits from customers. Ruyi Pakistan Energy entered into the agreement with CPPA-G with one month’s credit period. It is not practicable to determine the fair value of the collaterals that correspond to these accounts receivable. Ruyi Pakistan Energy entered into the power purchase agreement with CPPA-G with one month’s credit period.

As at 31 December 2018, no accounts receivable were secured to banks as collateral against loans (2017: nil).

For the collateral of notes receivable, please refer to Note 28 for details.

Movements of loss allowance during the years are analyzed as follows:

	2018	2017
Beginning of the year	(112,086)	(88,889)
Provision	(40,064)	(23,363)
Reversal	4,728	-
Write-off	607	167
Currency translation differences	(98)	(1)

End of the year	(146,913)	(112,086)

Ageing analysis of accounts receivable was as follows:

	As at 31 December
	2018	2017
Within 1 year	28,379,742	24,787,284
Between 1 to 2 years	833,358	576,564
Between 2 to 3 years	29,517	155,360
Over 3 years	183,234	40,473

Total	29,425,851	25,559,681

As at 31 December 2018, the maturity period of the notes receivable ranged from 1 to 12 months (2017: from 1 to 12 months).

20	Disposal group held for sale

On 31 July 2018, Shandong Power entered into an acquisition agreement with Taishan Power, a subsidiary of Huaneng Group, to acquire certain equity interest of Laizhou Wind Power (Note 41). According to the acquisition agreement, part or all of the wind power generators of Laizhou Wind Power could be dismantled upon the requirement of local government after the completion of the acquisition. In that case, Shandong Power is entitled to request Taishan Power or another third party designated by Taishan Power to repurchase 80% equity interests of Laizhou Wind Power in cash at fair value (no less than the fair value of equity interest of Laizhou Wind Power in the acquisition agreement).

In December 2018, as part of the wind power generators of Laizhou Wind Power have been dismantled, which is the case in the acquisition agreement, Shandong Power intends to sell 80% equity interests of Laizhou Wind Power back to Taishan Power. The assets and liabilities of Laizhou Wind Power are presented as disposal group held for sale in the consolidated financial statements.

As at 31 December 2018, the disposal group comprised the following assets and liabilities.

As at 31
December 2018

Property, plant and equipment
and other non-current assets	554,033
Land use rights	29,924
Other non-current assets	1,932
Inventories	4
Other receivables and assets	1,655
Accounts receivable	45,296
Bank balances and cash	15,104

Assets held for sale	647,948

Long-term loans	100,000
Accounts payable and other liabilities	66,827
Taxes payable	206
Short-term loans	466,000
Current portion of long-term loans	31,400

Liabilities held for sale	664,433

Less: short-term loans from Shandong Power	300,000

Liabilities held for sale	364,433

The non-recurring fair value measurement for the disposal group was based on the consideration in the equity transfer agreement, which has been categorised as Level 3 fair value.

There is no cumulative income or expenses included in other comprehensive income relating to the disposal group.

21	Share capital

	2018		2017
	Number of shares	Share capital	Number of shares	Share capital
		RMB ’000		RMB ’000

As at 1 January
A shares	10,500,000,000	10,500,000	10,500,000,000	10,500,000
Overseas listed foreign shares	4,700,383,440	4,700,383	4,700,383,440	4,700,383

Subtotal	15,200,383,440	15,200,383	15,200,383,440	15,200,383

Issuance of new A shares	497,709,919	497,710	-	-

As at 31 December
A shares	10,997,709,919	10,997,710	10,500,000,000	10,500,000
Overseas listed foreign shares	4,700,383,440	4,700,383	4,700,383,440	4,700,383

Total	15,698,093,359	15,698,093	15,200,383,440	15,200,383

In October 2018, the Company issued 497,709,919 A shares with a par value of RMB 1.00, at a price of RMB 6.55 per A share. Net proceeds from the issuance amounted to RMB 3.25 billion after deducting issuance costs. The difference between the net proceeds and the addition to share capital is recorded in capital surplus.

22	Other equity instruments

(a)	Other equity instruments as at 31 December 2018

Type of Instruments	Issuance Date	Category	Initial Distribution Rate	Issue Price	Number	Par Value	Initial Period	Conversion Condition	Conversion Result
				RMB ’000		RMB ’000
Bond A	September 2017	Equity Instrument	5.05%	0.1	25,000,000	2,500,000	3 Years	None	None
Bond B	September 2017	Equity Instrument	5.17%	0.1	25,000,000	2,500,000	5 years	None	None
Yingda Insurance Financing Plan (1st)	September 2018	Equity Instrument	5.79%	—	—	3,283,000	perpetual	None	None
Yingda Insurance Financing Plan (2nd)	September 2018	Equity Instrument	5.79%	—	—	827,000	perpetual	None	None
Yingda Insurance Financing Plan (3rd)	September 2018	Equity Instrument	5.79%	—	—	890,000	perpetual	None	None
Total						10,000,000

(b)	Major Provisions

In 2017, the Company issued perpetual corporate bonds with the aggregate net proceeds of approximate RMB5,000 million. The perpetual corporate bonds are issued at par value with initial distribution rate of 5.05% and 5.17%. The interests of the perpetual corporate bonds are recorded as distributions, which are paid annually in arrears in September in each year and may be deferred at the discretion of the Company unless compulsory distribution payment events (distributions to ordinary shareholders of the Company or reduction of the registered capital of the Company) occurred.

The perpetual corporate bonds have no fixed maturity date and are callable at the Company’s discretion in whole in August 2020 and 2022 respectively, the payment of the principal may be deferred for each renewal period as 3 and 5 years. The applicable distribution rate will be reset on first call date and each renewal period after first call date, to the sum of the applicable benchmark interest rate, the initial spread and 300 basis points per annum.

In 2018, the Company issued three tranches of Yingda Insurance Financing Plan (“the financing plan”) with the aggregate proceeds of RMB5,000 million. The financing plan has no fixed period with initial distribution rate of 5.79%. The interests of the financing plan are recorded as distributions, which are paid annually in arrears in June and December in each year and may be deferred at the discretion of the Company unless compulsory payment events (distributions to ordinary shareholders of the Company or reduction of the registered capital of the Company) occurred.

The financing plan has no fixed maturity date and are callable at the Company’s discretion in whole at each distribution date after 8th year of issuance, or the payment of the principal may be deferred at each distribution date aforementioned. The applicable distribution rate will be reset during the period from the 9th to the 11th year after the issuance, the period from the 11th to the 13th year after the issuance and the 13th year onwards after the issuance, to the higher of the initial distribution rate plus 300 basis points and the 10-year treasury bond yield in the 9th year after the issuance plus 600 basis points, the higher of the initial distribution rate plus 600 basis points and the 10-year treasury bond yield in the 11th year after the issuance plus 900 basis points and the higher of the initial distribution rate plus 900 basis points and the 10-year treasury bond yield in the 13th year after the issuance plus 1,200 basis points, respectively.

The perpetual corporate bonds and financing plan were recorded as equity in the consolidated financial statements. During the year ended 31 December 2018, the profit attributable to holders of other equity instruments, based on the applicable distribution rate, was RMB 342 million.

(c)	Changes of other equity instruments during 2018

	As at 1 January 2018		issuance		Cumulative distributions		As at 31 December 2018
Type of Instruments	Number	Amount	Number	Amount	Accrual distribution	Distribution payment	Number	Amount
		RMB ’000		RMB ’000	RMB ’000	RMB ’000		RMB ’000
Bond A	25,000,000	2,533,872	-	-	126,250	(126,250)	25,000,000	2,533,872
Bond B	25,000,000	2,534,678	-	-	129,250	(129,250)	25,000,000	2,534,678
Yingda Insurance Financing Plan (1st)	—	-	—	3,283,000	58,609	(52,801)	—	3,288,808
Yingda Insurance Financing Plan (2nd)	—	-	—	827,000	14,498	(13,035)	—	828,463
Yingda Insurance Financing Plan (3rd)	—	-	—	890,000	13,742	(12,167)	—	891,575
Total		5,068,550		5,000,000	342,349	(333,503)		10,077,396

23	Surplus reserves

As at
1 January 2018 and
31 December 2018

Surplus reserves	8,140,030

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

As the statutory surplus reserve reaches 50% of the registered share capital in 2018, the Company made no provision this year.

Appropriation of discretionary surplus reserve is proposed by the Board of Directors, and approved by the general meeting of shareholders. This reserve can be used to make up any losses incurred in prior years or to increase the share capital after obtaining relevant approvals. For the years ended 31 December 2018 and 2017, no provision was made to the discretionary surplus reserve.

According to the articles of association, in distributing the Company’s profits after tax for the relevant accounting year, the lower of amounts determined in accordance with PRC GAAP and IFRS shall be adopted. As at 31 December 2018, in accordance with PRC GAAP and IFRS, the balance of retained earnings for the Company and its subsidiaries amounted to approximately RMB30.802 billion and RMB34.665 billion, respectively; and the balance of retained earnings for the Company amounted RMB35.231 billion and RMB33.719 billion, respectively.

24	Dividends of ordinary shares and cumulative distribution of other equity instruments

(a)	Dividends of ordinary shares

On 19 March 2019 the Board of Directors proposed a cash dividend of RMB0.1 per share, totaling approximately RMB1,570 million. This proposal is subject to the approval of the shareholders at the annual general meeting.

On 3 May 2018, upon the approval from the annual general meeting of the shareholders, the Company declared 2017 final dividend RMB0.1 (2016: RMB0.29) per ordinary share, totaling approximately RMB1,520 million (2016: RMB4,408 million).

(b)	Cumulative distribution of other equity instruments

The other equity instruments were recorded as equity in the consolidated financial statements. For the year ended 31 December 2018, net profit attributable to holders of other equity instruments, based on the applicable rate, was RMB342 million, and the cumulative distribution paid-in 2018 was RMB334 million.

25	Long-term loans

Long-term loans comprised the following:

	As at 31 December
	2018	2017
Loans from Huaneng Group and its subsidiaries (a)	4,724,753	7,427,183
Bank loans and other loans (b)	145,444,257	117,702,233

	150,169,010	125,129,416

Less: current portion of long-term loans	20,620,849	18,098,458

Total	129,548,161	107,030,958

(a)	Loans from Huaneng Group and its subsidiaries

Details of loans from Huaneng Group and its subsidiaries are as follows:

	As at 31 December 2018
	Original currency	RMB equivalent	Less: Current portion	Non-current portion	Annual interest rate
	’000

Loans from Huaneng Group
Unsecured
RMB
- Variable rate	665,225	665,225	-	665,225	4.75%

Loans from Huaneng Finance
Unsecured
RMB
- Variable rate	3,596,000	3,596,000	469,200	3,126,800	4.28%-4.75%

Loans from Huaneng Tiancheng Financial Leasing Co., Ltd. (“Tiancheng Financial Leasing”)
Secured
RMB
- Variable rate	463,528	463,528	141,265	322,263	4.42%-4.75%

Total		4,724,753	610,465	4,114,288

	As at 31 December 2017
	Original currency	RMB equivalent	Less:Current portion	Non-current portion	Annual interest rate
	’000

Loans from Huaneng Group
Unsecured
RMB
- Variable rate	665,225	665,225	-	665,225	4.75%

Loans from Huaneng Finance
Unsecured
RMB
- Variable rate	2,794,780	2,794,780	244,500	2,550,280	4.28%-4.66%

Loans from Huaneng Tiancheng Financial Leasing
Secured
RMB
- Variable rate	3,967,178	3,967,178	1,878,994	2,088,184	4.06%-4.51%

Total		7,427,183	2,123,494	5,303,689

(b)	Bank loans and other loans

Details of bank loans and other loans are as follows:

	As at 31 December 2018
	Original currency	RMB equivalent	Less: Current portion	Non-current portion	Annual interest rate
	’000
Secured
RMB
- Fixed rate	5,853,730	5,853,730	1,211,700	4,642,030	4.41%-4.90%
- Variable rate	3,504,911	3,504,911	528,586	2,976,325	4.28%-4.90%
S$
- Variable rate	20,359	101,920	-	101,920	3.25%
Unsecured
RMB
- Fixed rate	11,133,929	11,133,929	4,184,303	6,949,626	2.00%-5.39%
- Variable rate	101,626,230	101,626,230	12,589,306	89,036,924	1.80%-6.55%
US$
- Variable rate	1,548,255	10,625,985	910,948	9,715,037	1.74%-7.29%
S$
- Variable rate	2,451,466	12,272,527	530,272	11,742,255	3.46%
€
- Fixed rate	21,841	171,393	48,441	122,952	0.75%-2.15%
JPY
- Fixed rate	2,482,335	153,632	6,828	146,804	0.75%

Total		145,444,257	20,010,384	125,433,873

	As at 31 December 2017
	Original currency	RMB equivalent	Less: Current portion	Non-current portion	Annual interest rate
	’000
Secured
RMB
- Fixed rate	7,080,379	7,080,379	1,213,150	5,867,229	4.41%-4.90%
- Variable rate	4,117,055	4,117,055	657,231	3,459,824	4.66%-4.90%
Unsecured
RMB
- Fixed rate	14,981,859	14,981,859	3,179,426	11,802,433	2.00%-5.00%
- Variable rate	76,467,082	76,467,082	10,013,829	66,453,253	1.80%-6.03%
US$
- Variable rate	347,676	2,271,785	418,163	1,853,622	1.74%/2.26%
S$
- Variable rate	2,538,619	12,396,329	419,570	11,976,759	2.73%/4.25%
€
- Fixed rate	30,463	237,680	67,207	170,473	1.30%-2.15%
JPY
- Fixed rate	2,592,661	150,064	6,388	143,676	0.75%

Total		117,702,233	15,974,964	101,727,269

As at 31 December 2018, long-term loans of RMB986 million (31 December 2017: RMB4,605 million) were secured by certain property, plant and equipment with net book value amounting to approximately RMB1,756 million (31 December 2017: RMB5,167 million).

Thereinto, certain subsidiaries of the Company had the sales and leaseback agreements with Tiancheng Financial Leasing and other financial leasing companies in previous years. According to the agreements, these subsidiaries have an option to buy back the equipment at a nominal price (RMB1) when the lease term expires. The substance of the transaction was to obtain financing secured by relevant assets within the leasing period. As at 31 December 2018, the equipment mentioned above has a total carrying amount of RMB769 million and RMB987 million (31 December 2017: RMB4,064 million and RMB1,103 million) while the long-term borrowings is RMB464 million and RMB522 million (31 December 2017: RMB3,967 million and RMB638 million) from Tiancheng Financial Leasing and other financial leasing companies, respectively.

As at 31 December 2018, long-term loans of approximately RMB8,938 million were secured by future electricity and heat revenue (31 December 2017: RMB10,559 million).

The maturity of long-term loans is as follows:

	Loans from Huaneng Group and its subsidiaries		Bank loans and other loans
	As at 31 December		As at 31 December
	2018	2017	2018	2017

1 year or less	610,465	2,123,494	20,010,384	15,974,964
More than 1 year but no more than 2 years	760,580	1,689,582	27,940,579	19,039,483
More than 2 years but no more than 3 years	1,104,684	1,281,082	33,477,976	18,624,576
More than 3 years but no more than 4 years	805,024	294,020	14,109,277	16,388,976
More than 4 years but no more than 5 years	97,000	728,225	11,216,306	11,927,930
More than 5 years	1,347,000	1,310,780	38,689,735	35,746,304

	4,724,753	7,427,183	145,444,257	117,702,233
Less: amount due within 1 year included under current liabilities	610,465	2,123,494	20,010,384	15,974,964

Total	4,114,288	5,303,689	125,433,873	101,727,269

The interest payment schedule of long-term loans in the future years are summarized as follows:

	As at 31 December
	2018	2017

1 year or less	6,496,298	5,071,743
More than 1 year but not more than 2 years	5,258,275	4,225,736
More than 2 years but not more than 5 years	9,028,758	7,903,397
More than 5 years	5,289,799	4,864,084

Total	26,073,130	22,064,960

26	Long-term bonds

The Company issued corporate bonds with maturity of 10 years in May 2008 with a face value of RMB4 billion bearing an annual interest rate of 5.20%. The actual proceeds received by the Company were approximately RMB3.933 billion. These bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rate of bond is 5.42%. Interest paid per annum during the tenure of the bonds is RMB208 million. The bond with the original maturity of 10 years had matured in May 2018 and the Company repaid the principal of RMB4 billion.

The Company issued medium-term notes with maturity of 5 years in July 2014 with a face value of RMB4 billion bearing an annual interest rate of 5.30%. The actual proceeds received by the Company were approximately RMB3.988 billion. These notes are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the notes fall due. The annual effective interest rate of these notes is 5.37%. Interest paid per annum during the tenure of the notes is RMB212 million. As at 31 December 2018, interest payable for the bonds amounted to approximately RMB99.32 million (31 December 2017: RMB99.32 million).

The Company issued corporate bonds with maturity of 5 years and 10 years in June 2016 with face values of RMB3 billion and RMB1.2 billion bearing annual interest rates of 3.48% and 3.98%, respectively. The total actual proceeds received by the Company were approximately RMB4.2 billion. These bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rates of those bonds are 3.48% and 3.98%, respectively. Interest paid per annum during the tenure of the bonds is RMB104.40 million and RMB47.76 million, respectively. As at 31 December 2018, interest payable for the bonds amounted to approximately RMB57.78 million (31 December 2017: RMB57.78 million) and RMB26.43 million (31 December 2017: RMB26.43 million), respectively.

The Company issued medium-term notes with maturity of 5 years in July 2017 with a face value of RMB5 billion bearing an annual interest rate of 4.69%. The actual proceeds received by the Company were approximately RMB5 billion. These notes are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the notes fall due. The annual effective interest rate of those notes is 4.69%. Interest paid per annum during the tenure of the notes is RMB234.50 million. As at 31 December 2018, interest payable for the notes amounted to approximately RMB111.15 million (31 December 2017: RMB111.15 million).

The Company issued debt financing instrument with maturity of 3 years in July 2017 with a face value of RMB500 million bearing an annual interest rate of 4.75%. The actual proceeds received by the Company were approximately RMB499 million. These bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rate of those bonds is 4.82%. Interest paid per annum during the tenure of the bonds is RMB23.75 million. As at 31 December 2018, interest payable for the bonds amounted to approximately RMB11.02 million (31 December 2017: RMB11.02 million).

The Company issued corporate bonds with maturity of 3 years in November 2017 with a face values of RMB2.3 billion bearing an annual interest rates of 4.99%. The actual proceeds received by the Company were approximately RMB2.299 billion. These bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rate of those bonds is 4.99%. Interest paid per annum during the tenure of the bonds is RMB114.77 million, respectively. As at 31 December 2018, interest payable for the bonds amounted to approximately RMB17.61 million. (31 December 2017: RMB17.61 million)

The Company issued corporate bonds with maturity of 3 years and 10 years in April 2018, September 2018 with face values of RMB1.5 billion and RMB5 billion bearing annual interest rates of 4.90% and 5.05%, respectively. The actual proceeds received by the Company were approximately RMB1.499 billion, RMB4.999 billion respectively. These bond are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rates of those bonds are 4.90% and 5.05%, respectively. Interest paid per annum during the tenure of the bonds is RMB73.50 million and RMB252.50 million, respectively. As at 31 December 2018, interest payable for the bonds amounted to approximately RMB54.77 million and RMB78.17 million, respectively.

The Company issued medium-term notes with maturity of 3 years in May 2018, July 2018 with a face value of RMB3 billion and RMB2 billion bearing an annual interest rate of 4.80% and 4.41% respectively. The actual proceeds received by the Company were approximately RMB2.99 billion and RMB1.99 billion respectively. These notes are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the notes fall due. The annual effective interest rate of those notes are 4.91% and 4.97% respectively. Interest paid per annum during the tenure of the notes are RMB144 million and RMB88.20 million. As at 31 December 2018, interest payable for the notes amounted to approximately RMB96.26 million and RMB42.05 million, respectively.

The Company issued debt financing instrument with maturity of 3 years in July 2018 with a face value of RMB2.5 billion bearing an annual interest rate of 4.68%. The actual proceeds received by the Company were approximately RMB2.49 billion. These bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rate of those bonds is 4.81%. Interest paid per annum during the tenure of the bonds is RMB117 million. As at 31 December 2018, interest payable for the bonds amounted to approximately RMB55.78 million.

27	Other non-current liabilities

	As at 31 December
	2018	2017

Finance lease payables(a)	1,442,174	1,600,106
Government grants
-Environmental subsidies(b)	1,224,878	1,245,810
-Other government grants	320,083	179,226
Contract liabilities (c)	2,248,682	-
Other deferred income (c)	70,211	1,825,614
Others	1,114,754	969,052

Subtotal	6,420,782	5,819,808

Current portion of finance lease payables	(326,048)	(470,985)
Current portion of other non-current liabilities	(149,598)	(64,361)

Subtotal	(475,646)	(535,346)

Total	5,945,136	5,284,462

(a)	The Company and its subsidiaries had obligation under finance leases as follows:

	As at 31 December
	2018	2017

Within 1 year	415,962	500,790
After 1 year but within 2 years	341,415	312,125
After 2 years but within 3 years	327,239	281,990
After 3 years	674,355	674,256

	1,758,971	1,769,161

Less: total future interest expense	316,797	169,055

Total	1,442,174	1,600,106

(b)	This primarily represented subsidies for the construction of desulphurization equipment and other environmental protection projects.

(c)
Upon the adoption of IFRS 15, upfront fees received from heat customers related to the heating pipeline were reclassified from “other non-current liabilities - other deferred income” to “other non-current liabilities - contract liabilities” (Note 2(b)).

(d)	In 2018, the asset-related government grants which were credited to the statement of comprehensive income amounted to RMB132.82 million (2017: RMB140.13 million).

28	Accounts payable and other liabilities

Accounts payable and other liabilities comprised:

	As at 31 December
	2018	2017
Accounts and notes payable	14,683,707	15,496,475
Payables to contractors for construction	12,353,097	14,491,632
Retention payables to contractors	1,557,737	2,008,106
Amounts received in advance	-	1,504,926
Accrued interests	1,152,767	947,302
Others	5,391,372	4,451,691

Total	35,138,680	38,900,132

Please refer to Note 37(a)(iv) for details of accounts payable and other liabilities due to the related parties.

As at 31 December 2018 and 2017, there were no notes payable secured by notes receivable.

The carrying amounts of financial liabilities (excluding amounts received in advance) included in accounts payable and other liabilities are denominated in the following currencies:

	As at 31 December
	2018	2017

RMB	33,354,665	36,399,243
S$ (RMB equivalent)	561,064	556,881
US$ (RMB equivalent)	1,075,678	436,358
JPY (RMB equivalent)	10,088	2,469
EUR (RMB equivalent)	-	255
PKR (RMB equivalent)	137,185	-

Total	35,138,680	37,395,206

The ageing analysis of accounts and notes payable was as follows:

	As at 31 December
	2018	2017

Within 1 year	14,423,179	15,201,380
Between 1 to 2 years	143,514	196,082
Over 2 years	117,014	99,013

Total	14,683,707	15,496,475

29	Taxes payable

Taxes payable comprises:

	As at 31 December
	2018	2017
VAT payable	867,615	619,329
Income tax payable	231,299	430,703
Others	375,523	252,178

Total	1,474,437	1,302,210

30	Short-term bonds

The Company issued unsecured super short-term bonds with face value of RMB4 billion, RMB2 billion, RMB1 billion and RMB4 billion bearing annual interest rates of 4.10%, 4.19%, 4.17% and 4.17% in October 2017, November 2017, November 2017 and December 2017, respectively. Such bonds are denominated in RMB, issued at face value and mature in 180 days, 180 days, 180 days and 90 days. The annual effective interest rates of these bonds 4.22%, 4.35%, 4.19% and 4.35%, respectively. These bonds had matured and were fully repaid in April 2018, May 2018, May 2018 and March 2018 respectively.

The Company issued unsecured super short-term bonds with face values of RMB4 billion, RMB2 billion, RMB2 billion, RMB4 billion, RMB2.5 billion, RMB4 billion, RMB2 billion, RMB2 billion, RMB4 billion and RMB 2 billion bearing annual interest rates of 4.35%, 4.35%, 4.40%, 4.45%, 4.25%, 4.08%, 3.98%, 3.80%, 4.05% and 2.80% in February 2018, March 2018, March 2018, March 2018, May 2018, May 2018, May 2018, May 2018, June 2018 and August 2018 respectively. Such bonds are denominated in RMB, issued at face value and mature in 90 days, 90 days, 150 days, 180 days, 180 days, 150 days, 180 days, 90 days, 180 days and 90 days from the issuance date. The annual effective interest rates of these bonds are 4.42%, 4.38%, 4.53%, 4.59%, 4.29%, 4.22%, 4.10%, 3.88%, 4.21% and 2.88% respectively. These bonds were fully repaid in May 2018, May 2018, August 2018, September 2018, October 2018, September 2018, November 2018, August 2018, November 2018 and November 2018 respectively.

The Company issued unsecured super short-term bonds with face value of RMB2.5 billion, RMB2 billion, RMB 2 billion, RMB2 billion, RMB2 billion and RMB 1 billion bearing annual interest rate 3.20%, 2.78%, 3.05%, 3.10%, 2.78% and 3.30% in October 2018, November 2018, November 2018, November 2018, November 2018 and December 2018 respectively. Such bonds are denominated in RMB, issued at face value and matured in 180 days, 90 days, 180 days, 180 days, 90 days and 270 days from the issuance date.  The annual effective interest rates of these bonds are 3.23%, 2.83%, 3.13%, 3.13%, 2.83% and 3.34% respectively. As at December 2018, interest payables for these bonds amounted to approximately RMB16.2 million, RMB7.01 million, RMB6.52 million, RMB 6.80 million, RMB5.18 million and RMB2.35 million respectively.

31	Short-term loans

Short-term loans are as follows:

	As at 31 December 2018			As at 31 December 2017
	Original currency	RMB equivalent	Annual interest rate	Original currency	RMB equivalent	Annual interest rate
	’000			’000

Secured
RMB
- Fixed rate	435,856	435,856	3.41%-6.90%	24,000	24,000	4.71%-5.50%
- Variable rate	75,000	75,000	3.60%-3.85%	-	-	-

Unsecured
RMB
- Fixed rate	11,740,658	11,740,658	3.30%-4.90%	10,450,248	10,450,248	3.92%-4.35%
- Variable rate	47,227,150	47,227,150	3.92%-4.65%	69,777,100	69,777,100	3.74%-4.35%
US$
- Variable rate	180,401	1,238,131	3.79%	-	-	-
PKR
- Variable rate	6,500,000	321,977	11.51%	-	-	-

Total		61,038,772			80,251,348

As at 31 December 2018, short-term loans of RMB461 million (31 December 2017: RMB24 million) represented the notes receivable that were discounted with recourse. As these notes receivable had not yet matured, the proceeds received were recorded as short-term loans.

As at 31 December 2018, short-term loans of RMB1,560 million (31 December 2017: Nil) represented the guaranteed loan borrowed by Ruyi Pakistan Energy, of which US$0.18 billion(RMB equivalents of RMB 1,238 million) is guaranteed by Huaneng Group and Ruyi Technology Group on the proportion of the shareholding basis and PKR6.5 billion(RMB equivalents of RMB 322 million) is guaranteed by Shandong Luyi Power International Limited Company (“Luyi Power”) with an irrevocable stand-by letter of credit amounting to USD66 million.

As at 31 December 2018, short-term loan borrowed from Huaneng Capital Services Co., Ltd. (“Huaneng Capital Services”) amounted to RMB50 million were secured by future electricity revenue (31 December 2017: Nil)

As at 31 December 2018, short-term loans borrowed from Huaneng Finance amounted to RMB9,454 million (31 December 2017: RMB6,505 million) with annual interest rate ranged from 4.13% to 4.35%(31 December 2017: from 3.92% to 4.35%).

As at 31 December 2017, a short-term loan borrowed from Xi’an Thermal Power Research Institute Co., Ltd. (“Xi’an Thermal”) amounted to RMB100 million with annual interest rate of 4.13%. As at 31 December 2018, the loan was fully repaid.

As at 31 December 2017, short-term loans borrowed from a subsidiary of Huaneng Energy & Communications Holdings Co., Ltd. amounted to RMB753 million with annual interest rate from 3.92% to 4.13%. As at 31 December 2018, the loans were fully repaid.

32	Deferred income tax assets and liabilities

The deferred income tax assets and liabilities are as follows:

	As at 31 December
	2018	2017
Deferred income tax assets before offsetting	3,903,331	3,604,577
Offset amount	(1,620,746)	(1,304,486)

Deferred income tax assets after offsetting	2,282,585	2,300,091

Deferred income tax liabilities before offsetting	(5,486,905)	(5,871,166)
Offset amount	1,620,746	1,304,486

Deferred income tax liabilities after offsetting	(3,866,159)	(4,566,680)

	(1,583,574)	(2,266,589)

The gross movement on the deferred income tax accounts is as follows:

	2018	2017

Beginning of the year	(2,266,589)	(998,795)
Adjustment on initial application of IFRS 9	(106,649)	-

Adjusted balance at beginning of the year	(2,373,238)	(998,795)
Business combination (Note 41)	(68,083)	(2,322,513)
Disposal of subsidiaries	-	17,407
Credited to profit or loss (Note 34)	775,820	724,712
Credited to other comprehensive income	100,966	330,834
Currency translation differences	(19,039)	(18,234)

End of the year	(1,583,574)	(2,266,589)

The movements in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdictions, are as follows:

Deferred income tax assets:

	Hedging reserve	Amortization of land use rights	Provision for impairment loss	Depreciation	Accrued expenses	VAT refunds on purchases of domestically manufactured equipment	Unused tax losses	Others	Total
As at 1 January 2017	17,476	13,915	607,154	538,204	42,123	205,009	230,988	777,683	2,432,552

Business combination	-	-	-	574,600	5,052	-	139,387	414,891	1,133,930
Disposal of subsidiaries	-	-	(10,686)	(9,962)	-	-	(5,566)	(52,270)	(78,484)
(Charged)/credited to profit or loss	-	(493)	(2,593)	(70,209)	7,076	(25,433)	196,613	20,026	124,987
Charged to other comprehensive income	(11,905)	-	-	-	-	-	-	-	(11,905)
Currency translation differences	-	-	82	-	-	-	-	3,415	3,497

As at 31 December 2017	5,571	13,422	593,957	1,032,633	54,251	179,576	561,422	1,163,745	3,604,577

Business combination (Note 41)	-	-	-	-	-	-	2,919	27,616	30,535
(Charged)/credited to profit or loss	-	(493)	43,640	(106,076)	1,766	(25,433)	210,336	61,317	185,057
Credited to other comprehensive income	77,050	-	-	-	-	-	-	-	77,050
Currency translation differences	1,493	-	992	-	-	-	-	3,627	6,112

As at 31 December 2018	84,114	12,929	638,589	926,557	56,017	154,143	774,677	1,256,305	3,903,331

Deferred income tax liabilities:

	Hedging Reserve	Fair value gains	Amortization of land use rights	Depreciation	Power generation license	Mining rights	Territorial water use right	Other	Total
As at 1 January 2017	(18,399)	(348,537)	(891,155)	(1,149,054)	(654,363)	(129,383)	(72,432)	(168,024)	(3,431,347)

Business combination	-	(1,736)	(148,129)	(3,209,672)	-	-	-	(96,906)	(3,456,443)
Disposal of subsidiaries	-	-	1,761	22,162	-	-	68,696	3,272	95,891
Credited to profit or loss	-	-	27,457	525,780	-	-	1,327	45,161	599,725

(Charged)/credited to other comprehensive income	(5,558)	348,297	-	-	-	-	-	-	342,739

Currency translation differences	(304)	-	(540)	(9,490)	(11,397)	-	-	-	(21,731)

As at 31 December 2017	(24,261)	(1,976)	(1,010,606)	(3,820,274)	(665,760)	(129,383)	(2,409)	(216,497)	(5,871,166)

Adjustment on initial application of IFRS9	-	(106,649)	-	-	-	-	-	-	(106,649)

As at 1 January 2018	(24,261)	(108,625)	(1,010,606)	(3,820,274)	(665,760)	(129,383)	(2,409)	(216,497)	(5,977,815)

Business combination(Note 41)	-	-	-	(98,618)	-	-	-	-	(98,618)
Credited to profit or loss	-	-	28,760	518,843	-	-	-	43,160	590,763

Credited /(charged) to other comprehensive income	24,261	(345)	-	-	-	-	-	-	23,916

Currency translation differences	-	-	(599)	(7,769)	(16,783)	-	-	-	(25,151)

As at 31 December 2018	-	(108,970)	(982,445)	(3,407,818)	(682,543)	(129,383)	(2,409)	(173,337)	(5,486,905)

As at 31 December 2018 and 2017, taxable temporary differences relating to interest in equity method investees amounted to RMB3.08 billion and RMB2.95 billion, respectively. No deferred tax liabilities were recognised as at 31 December 2018 and 2017 as dividends from investments in associates and joint ventures are exempted from the PRC income tax and the Company has no plan to dispose any of these investees in the foreseeable future.

As at 31 December 2018 and 2017, taxable temporary differences relating to the undistributed profit of wholly-owned foreign subsidiaries amounted to RMB2.53 billion and RMB3.06 billion, respectively. No deferred tax liabilities were recognised in respect of the tax that would be payable on the distribution of these retained profit as at 31 December 2018 and 2017 as the Company controls the dividend policy of the subsidiary, and it has been determined that it is probable that the profits will not be distributed in the foreseeable future.

In accordance with the accounting policy set out in Note 2(w), the Company and its subsidiaries did not recognise deferred income tax assets in respect of certain deductible temporary differences and accumulated tax losses that can be carried forward against future taxable income as follow:

	As at 31 December
	2018	2017

Deductible temporary differences	5,324,572	4,672,788
Unused tax losses	9,581,856	8,665,079

Total	14,906,428	13,337,867

The expiry dates of the tax losses of the Company and its subsidiaries for which no deferred income tax assets were recognised are summarized as follows:

	As at 31 December
	2018	2017

Year of expiry
2018	-	1,557,045
2019	1,553,294	1,579,066
2020	1,520,528	1,524,531
2021	1,438,360	1,558,573
2022	2,359,946	2,445,864
2023	2,709,728	-

Total	9,581,856	8,665,079

33	Additional financial information to the consolidated statements of financial position

As at 31 December 2018, the net current liabilities of the Company and its subsidiaries amounted to approximately RMB76,407 million (2017: RMB107,413 million). On the same date, total assets less current liabilities were approximately RMB281,697 million (2017: RMB240,639 million).

34	Income tax expense

	For the year ended 31 December
	2018	2017

Current income tax expense	1,418,993	1,942,238
Deferred income tax (Note 32)	(775,820)	(724,712)

Total	643,173	1,217,526

No Hong Kong profits tax has been provided as there were no estimated assessable profits in Hong Kong for the year (2017: nil).

The reconciliation of the effective income tax rate from the notional income tax rate is as follows:

	For the year ended 31 December
	2018	2017

Notional tax on profit before income tax expense, calculated at the applicable income tax rates in the countries concerned	27.82%	26.13%
Effect of tax losses not recognised	26.83%	18.45%
Effect of deductible temporary differences not recognised	5.92%	6.04%
Effect of non-taxable income	(28.53%)	(12.37%)
Effect of non-deductible expenses	11.22%	7.05%
Statutory tax concession	(6.38%)	0.26%
Others	(4.27%)	(2.10%)

Effective tax rate	32.61%	43.46%

The Company and its PRC branches and subsidiaries are subject to income tax at 25%, except for certain PRC branches and subsidiaries that are tax exempted or taxed at preferential tax rates, as determined in accordance with the relevant PRC income tax rules and regulations for the years ended 31 December 2018 and 2017.

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

The income tax rate applicable to Singapore subsidiaries is 17% (2017: 17%). The Company's overseas subsidiary in Pakistan engaged in power generation business is entitled to an income tax exemption for a period of 30 years according to Pakistani 2015 Fiscal Act; the other subsidiary engaged in maintenance service is subject to income tax at the higher of 8% of its revenue and 31% of its profit.

35	Earnings per share

The basic earnings per share is calculated by dividing the consolidated net profit attributable to the equity holders of the Company excluding cumulative distribution of other equity instruments by the weighted average number of the Company’s outstanding ordinary shares during the year:

	For the year ended 31 December
	2018	2017

Consolidated net profit attributable to equity holders of the Company	734,435	1,579,836

Less: cumulative distribution of other equity instruments	342,349	68,600

Consolidated net profit attributable to ordinary Shareholders of the Company	392,086	1,511,236

Weighted average number of the Company’s outstanding ordinary shares (’000)*	15,283,335	15,200,383

Basic and diluted earnings per share (RMB)	0.03	0.10

*Weighted average number of ordinary shares:
	2018	2017
	’000	’000

Issued ordinary shares at 1 January	15,200,383	15,200,383
Effect of share issue (Note 21)	82,952	-

Weighted average number of ordinary shares at 31 December	15,283,335	15,200,383

There was no dilutive effect on earnings per share since the Company had no dilutive potential ordinary shares for the years ended 31 December 2018 and 2017.

36	Notes to consolidated statement of cash flows

Bank balances and cash comprised the following:

	As at 31 December
	2018	2017	2016

Total bank balances and cash	15,832,788	9,364,823	7,881,630

Add: cash and cash equivalents transferred to disposal group	15,104	-	-
Less: restricted cash	430,210	82,433	71,129

Cash and cash equivalents as at year end	15,417,682	9,282,390	7,810,501

The bank balances and cash of the Company and its subsidiaries are denominated in the following currencies :

	As at 31 December
	2018	2017	2016

RMB	14,389,435	8,213,100	6,691,911
S$ (RMB equivalent)	927,395	835,995	869,591
US$ (RMB equivalent)	482,666	315,535	319,944
Others	33,292	193	184

Total	15,832,788	9,364,823	7,881,630

There is no material non-cash investing and financing transactions for the years ended 31 December 2018 and 2017.

The table below details changes in the Company and its subsidiaries’ liabilities from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are liabilities for which cash flows were, or future cash flows will be, classified in the Company and its subsidiaries’ consolidated cash flow statement as cash flows from financing activities:

Items	Loans (Note 25,31)	Bonds (Note 26,30)	Accrued interests (Note 28)	Cumulative distribution of other equity instruments (Note 24)	Finance leases payables (Note 27)	Interest rate swaps contracts (liabilities) (Note 14)

As at 1 January 2018	205,380,764	31,059,223	947,302	-	1,600,106	130,643

(a) Business combination	11,983,707	-	16,798	-	249,161	-

(b) Changes from financing cash flows:
Proceeds from new bank loans	126,001,427	-	-	-	-	-
Repayment of bank loans	(132,293,601)	-	-	-	-	-
Proceeds from new bonds	-	54,000,000	-	-	-	-
Repayment of bonds	-	(43,500,000)	-	-	-	-
Capital element of finance lease rentals paid	-	-	-	-	(549,169)	-
Interest element of finance lease rentals paid	-	-	-	-	(87,857)	-
Interest paid	-	(643,356)	(10,011,011)	(333,504)	-	-
Others	(20,466)	(73,562)	-	-	-	-

(c) Exchange adjustments	415,219	-	2,959	-	(242)	-

(d) Changes in fair value	-	-	-	-	-	18,474

(e) Other changes:
New finance leases	-	-	-	-	34,911	-
Interest expenses	-	686,017	9,701,316	-	99,079	-
Accrued cumulative distribution of other equity instrument investments	-	-	-	342,350	-	-
Capitalised borrowing costs	-	-	495,818	-	-	-
Transfer to group held for sale	(297,400)	-	(415)	-	-	-
Others	38,122	(8,726)	-	-	96,185	-

As at 31 December 2018	211,207,782	41,519,596	1,152,767	8,846	1,442,174	149,117

Items	Loans (Note 25,31)	Bonds (Note 26,30)	Accrued interests (Note 28)	Finance leases payables (Note 27)	Interest rate swaps contracts (liabilities) (Note 14)

As at 1 January 2017	132,220,120	42,788,810	676,462	1,088,846	169,201

(a) Business combination	47,562,251	-	85,380	521,083	-

(b) Changes from financing cash flows:
Proceeds from new bank loans	140,270,455	-	-	-	-
Repayment of bank loans	(113,769,036)	-	-	-	-
Proceeds from new bonds	-	38,788,679	-	-	-
Repayment of bonds	-	(50,300,000)	-	-	-
Capital element of finance lease rentals paid	-	-	-	(636,145)	-
Interest element of finance lease rentals paid	-	-	-	(58,874)	-
Interest paid	-	(885,000)	(9,195,102)	-	-
Others	(3,135)	(80,643)	-	-	-

(c) Exchange adjustments	82,298	-	2,095	235	-

(d) Changes in fair value	-	-	-	-	(38,558)

(e) Other changes:
New finance leases	-	-	-	659,895	-
Interest expenses	-	747,377	8,902,402	99,225	-
Capitalised borrowing costs	-	-	476,065	-	-
Disposal of subsidiaries	(1,166,899)	-	-	-	-
Others	184,710	-	-	(74,159)	-

As at 31 December 2017	205,380,764	31,059,223	947,302	1,600,106	130,643

37	Related party balances and transactions

The related parties of the Company and its subsidiaries that had transactions with the Company and its subsidiaries are as follows:

Names of related parties	Nature of relationship

Huaneng Group	Ultimate parent company
HIPDC	Parent company
Sichuan Hydropower	An associate of the Company and also a subsidiary of Huaneng Group*
Hanfeng Power	An associate of the Company and also a subsidiary of Huaneng Group
Huaneng (Tianjing) Coal Gasification Power Generation Co., Ltd.	An associate of the Company and also a subsidiary of Huaneng Group
Tiancheng Financial Leasing	An associate of the Company and also a subsidiary of Huaneng Group
Huaneng Shidao Bay Nuclear Power Development Co., Ltd.	An associate of the Company and also a subsidiary of Huaneng Group
Huaneng Xiapu Nuclear Power Co., Ltd.	An associate of the Company and also a subsidiary of Huaneng Group
Huaneng Finance	An associate of the Company and also a subsidiary of Huaneng Group
Huaneng Group Fuel Company and its subsidiaries	Associates of the Company and also subsidiaries of Huaneng Group
Jilin Zhanyu Wind Power Asset Management Co., Ltd.	An associate of the Company
Chongqing Huaneng Lime Company Limited	An associate of the Company
Liaocheng Luxi Fuel Co., Ltd. Company	An associate of the Company
Shanxi Transition and Comprehensive Reform District.Electricity Distribution Co., Ltd.	An associate of the Company
Gucheng Yingdong Electricity Sales Co., Ltd.	An associate of the Company
Chongqing Changyao Electricity Sales Co., Ltd.	An associate of the Company
Zhengzhou Airport Xinggang Power Co., Ltd.	An associate of the Company
Hainan Nuclear	An associate of the Company
Shanghai Time Shipping	A joint venture of the Company
Jiangsu Nantong Power	A joint venture of the Company
Suzhou Sugao Renewables Service Co. Ltd.	A joint venture of the Company
Huaneng Yingkou Port Limited Liability Company	A joint venture of the Company
Luyi Power	A joint venture of the Company
Hong Kong Energy and its subsidiaries**	Joint ventures of the Company
Huaneng Group Clean Energy Technology Research Institute Co., Ltd.	A subsidiary of Huaneng Group
Huaneng Group Hong Kong Limited Company	A subsidiary of Huaneng Group
Beijing Changping Huaneng Training Center	A subsidiary of Huaneng Group
North United Power Co., Ltd. and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Hulunbuir Energy Development Company Ltd.and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Tendering Co., Ltd.	A subsidiary of Huaneng Group
Huaneng Ningxia Energy Company Ltd.	A subsidiary of Huaneng Group
Huaneng Renewables Corporation Limited and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Songyuan Power Co., Ltd.	A subsidiary of Huaneng Group
Huaneng Nuclear Power Development Company Ltd.	A subsidiary of Huaneng Group
Huaneng Lancangjiang Hydropower Co., Inc.and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Coal Business Sector Co., Ltd. and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Gansu Energy Development Company Ltd.and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Baishan Coal Gangue Power Generation Co., Ltd.	A subsidiary of Huaneng Group

Names of related parties	Nature of relationship

Huaneng Carbon Assets Management Company Limited	A subsidiary of Huaneng Group
Huaneng Property Co., Ltd. and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Energy & Communications Holdings Co., Ltd. and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Tibet Yarlung Zangbo River Hydropower Development & Investment Company Ltd. and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Xining Power Co., Ltd.	A subsidiary of Huaneng Group
Huaneng Xinjiang Energy Development Company Ltd. and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Capital Services and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Shaanxi Power Generation Limited and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Group Technology Innovation Center	A subsidiary of Huaneng Group
Alltrust Insurance Co., Ltd.	A subsidiary of Huaneng Group
Xi’an Thermal and its subsidiaries	Subsidiaries of Huaneng Group
Great Wall Securities Co., Ltd. (Great Wall Securities)	A subsidiary of Huaneng Group
Huaneng Hainan Industry Co.,Ltd.	A subsidiary of Huaneng Group
Huaneng Integrated Industries Management Co., Ltd.	A subsidiary of Huaneng Group
Huaneng Shandong Shidao Bay Nuclear Power Co., Ltd.	A subsidiary of Huaneng Group
Huangtai #8 Power Plant	An investee with significant influence
Other government-related enterprises***	Related parties of the Company

*	Transactions with subsidiaries of Huaneng Group which also are associates of the Company and its subsidiaries are presented as transactions with subsidiaries of Huaneng Group for Note 37(a) and 37(b).

**
Hong Kong Energy and its subsidiaries were included in the consolidated financial statements as at 31 December 2018 for Note 41 (b). Prior to this, the transactions were listed in the disclosure of joint ventures of the Company.

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

(a)	Related party balances

(i)	Cash deposits in related parties

	As at 31 December
	2018	2017
Deposits in Huaneng Finance
- Savings deposit	10,914,633	7,506,706
Deposits in Great Wall Securities
- Savings deposit	-	-

Total	10,914,633	7,506,706

For the year ended 31 December 2018, the annual interest rates for these savings deposits placed with from 0.35% to 1.35% (2017: from 0.35% to 1.35%).

(ii)	As described in Note 25 and 31, certain loans of the Company and its subsidiaries were borrowed from Huaneng Group, HIPDC, Huaneng Finance, Xi’an Thermal, and Tiancheng Financial Leasing.

(iii)
Except for those disclosed in Note 25 and 31, the majority of the balances with Huaneng Group, HIPDC, subsidiaries of Huaneng Group, associates, joint ventures and other related parties are unsecured and within one year. As at and for the years ended 31 December 2018 and 2017, no provision is made on receivable balances from these parties.

Accounts receivable, other receivables and assets and other non-current assets comprised the following balances due from related parties:

	As at 31 December
	2018	2017

Due from Huaneng Group	1,010,023	860,941
Due from HIPDC	2,850	99
Due from joint ventures	122,775	360,442
Due from associates	-	89,083
Due from subsidiaries of Huaneng Group	125,777	196,621
Due from Huangtai #8 Power Plant	839,067	903,671

Total	2,100,492	2,410,857

(iv)	Accounts payable and other liabilities and other non-current liabilities comprised the following balances due to related parties:

	As at 31 December
	2018	2017

Due to Huaneng Group	284,244	260,306
Due to HIPDC	13,628	16,138
Due to joint ventures	97,431	336,170
Due to associates	8,962	5,751
Due to subsidiaries of Huaneng Group	4,528,500	4,239,688

Total	4,932,765	4,858,053

(v)
As at 31 December 2018, included in long-term loans (including current portion) and short-term loans are loans payable to other government-related enterprises amounting to RMB 208 billion (2017: RMB203 billion).

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

(vi)	As at 31 December 2018, prepayment for construction materials to subsidiaries of Huaneng Group amounted to RMB19 million (2017: RMB21 million).

(b)	Related party transactions

(i)	Procurement of goods and receiving services

	For the year ended 31 December
	2018	2017	2016

Huaneng Group
Other purchases	506	446	451

HIPDC
Technical services and engineering contracting services	7	-	-

Subsidiaries of Huaneng Group
Purchase of coal and transportation services	23,873,672	19,945,752	17,212,984
Technical services and engineering contracting services	1,121,516	1,024,369	1,055,251
Purchase of equipment	176,506	294,372	481,204
Purchase of power generation quota	-	-	195,528
Purchase of heat	69,527	52,791	1,854
Other purchases	260	716	6,472
Joint ventures of the Company
Purchase of coal and transportation services	1,798,673	2,054,209	2,150,844
Entrusting other parties for power generation	10,127	28,953	-
Associates of the Company
Other purchases	36,826	27,732	43,808
Technical services and engineering contracting services	3,812	-	-

(ii)	Sales of goods and providing services

	For the year ended 31 December
	2018	2017	2016

Huaneng Group
Service provided	15,472	907	-

HIPDC
Service provided	1,067	520	-
Other sales	2,534	-	-

Subsidiaries of Huaneng Group
Sales of power generation quota	3,065	-	1,165
Sales of goods	637,059	1,114,347	-
Other sales	11,399	15,247	189,914
Service provided	45,677	25,229	31,135
Provision of entrusted power generation	-	58,639	-

Joint ventures of the Company
Service provided	392,744	319,844	59,049
Other sales	45,997	407,697	9,490

Huangtai #8 Power Plant
Service provided	2,830	2,802	-

(iii)	Other related party transactions

		For the year ended 31 December
		2018	2017	2016

(1)	Rental charge on leasehold
	HIPDC	107,712	106,885	157,264
	Subsidiaries of Huaneng Group	123,472	141,542	128,932
	A joint venture of the Company	589	2,128	-

(2)	Rental income from leasehold
	A joint venture of the Company	7,448	7,448	7,750
	Subsidiaries of Huaneng Group	3,609	2,509	5,724

(3)	Drawdown of loans
	Subsidiaries of Huaneng Group	17,940,287	15,374,480	4,035,000
	HIPDC	-	-	210
	Huaneng Group	-	665,225	-

(4)	Interest expense on loans
	Huaneng Group	32,037	33,481	30,514
	HIPDC	-	10	13,136
	Subsidiaries of Huaneng Group	524,716	589,012	217,098

(5)	Interest income on loans
	A joint venture of the Company	3,540	3,329	3,488
	An associate of the Company	6,639	917	-
	Subsidiaries of Huaneng Group	-	4,344	-

(6)	Capital injection from a subsidiary of Huaneng Group
	A subsidiary of Huaneng Group	379,906	274,752	-

(7)	Capital injection to
	Subsidiaries of Huaneng Group	320,680	-	157,500
	Associates of the Company	142,579	52,200	100,418
	Joint ventures of the Company	-	249,716	18,200

(8)	Pre-construction cost paid by
	A subsidiary of Huaneng Group	90	23,529	765
	A joint venture of the Company	-	179	-

(9)	Finance lease payments received from
	A subsidiary of Huaneng Group	57,676	-	2,960,000

(10)	Interest expense of finance lease
	Subsidiaries of Huaneng Group	30,720	22,261	17,586

(11)	Entrusted management fee
	Huaneng Group	15,000	13,453	24,950

(12)	Trusteeship management income
	Huaneng Group	5,110	1,518	1,700

(13)	Net proceeds received from investee with significant influence
	Huangtai #8 Power Plant	60,246	72,920	-

		For the year ended 31 December
		2018	2017	2016

(14)	Finance lease to investee with significant influence
	Huangtai #8 Power Plant	-	86,946	-

(15)	Interest income from finance lease
	Huangtai #8 Power Plant	22,497	11,626	-

(16)	Receive collateral under loan agreement
	An associate of the Company	96,902	-	-

(17)	Acquisition consideration
	In 2018, Shandong Power acquired subsidiaries from Taishan Power, please refer to Note 41(a) for details of the acquisition consideration.

Transactions with government-related enterprises

For the years ended 31 December 2018 and 2017, the Company and its domestic subsidiaries sold substantially all their products to local government-related power grid companies. Please refer to Note 5 for details of sales information to major power grid companies.

For the years ended 31 December 2018 and 2017, other collectively-significant transactions with government-related enterprises also include a large portion of fuel purchases, property, plant and equipment construction and related labor employed.

(c)	Guarantees

	As at 31 December
	2018	2017

(i) Long-term loans guaranteed by
- Huaneng Group	3,028,109	1,675,147
- HIPDC	2,057,200	2,099,600

(ii) Long-term bonds guaranteed by
- HIPDC	-	4,000,000

(d)	Pre-tax benefits and social insurance of key management personnel

	For the year ended 31 December
	2018	2017	2016

Salaries	6,754	7,676	8,225
Pension	1,292	1,511	1,521

Total	8,046	9,187	9,746

(e)	Related party commitments

Related party commitments which were contracted but not recognised in the consolidated statement of financial position as at the end of reporting period are as follows :

(i)	Capital commitments

	As at 31 December
	2018	2017

Subsidiaries of Huaneng Group	315,609	290,041

(ii)	Fuel purchase and transportation commitments

	As at 31 December
	2018	2017

Subsidiaries of Huaneng Group	1,382,058	1,111,649
A joint venture of the Company	358,441	279,408

Total	1,740,499	1,391,057

(iii)	Operating lease commitments

	As at 31 December
	2018	2017

Subsidiaries of Huaneng Group	126,492	171,804
HIPDC	55,973	76,202

Total	182,465	248,006

38	Labor cost

Other than the salaries and staff welfare, the labor cost of the Company and its subsidiaries mainly comprises the following:

All PRC employees of the Company and its subsidiaries are entitled to a monthly pension upon their retirements. The PRC government is responsible for the pension liability to these employees on retirement. The Company and its subsidiaries are required to make contributions to the publicly administered retirement plan for their PRC employees at a specified rate, currently set at 14% to 22% (2017: 14% to 22%) of the basic salary of the PRC employees. The retirement plan contributions paid by the Company and its subsidiaries for the year ended 31 December 2018 were approximately RMB1,179 million (2017: RMB1,156 million), including approximately RMB1,135 million (2017: RMB1,110 million) charged to profit or loss.

In addition, the Company and its subsidiaries have also implemented a supplementary defined contribution retirement scheme for PRC employees. Under this scheme, the employees are required to make a specified contribution based on the number of years of service with the Company and its subsidiaries, and the Company and its subsidiaries are required to make a contribution equal to two to four times the employees’ contributions. The employees will receive the total contributions upon their retirement. For the year ended 31 December 2018, the contributions to supplementary defined contribution retirement scheme paid by the Company and its subsidiaries amounted to approximately RMB483 million (2017: RMB312 million), including approximately RMB465 million (2017: RMB299 million) charged to profit or loss.

SinoSing Power and its subsidiaries in Singapore appropriate a specified rate, currently set at 6.5% to 16% (2017: 6.5% to 16%) of the basic salary to central provident funds in accordance with the local government regulations. The contributions made by SinoSing Power and its subsidiaries for the year ended 31 December 2018 amounted to approximately RMB17.53 million (2017: RMB19.92 million), all of which were charged to profit or loss.

The Company and its subsidiaries have no further obligation for post-retirement benefits beyond the annual contributions made above.

In addition, the Company and its subsidiaries also make contributions of housing funds and social insurance to the social security institutions at specified rates of the basic salary and no more than the upper limit. The housing funds and social insurance contributions paid by the Company and its subsidiaries amounted to approximately RMB802 million (2017: RMB784 million) and RMB930 million (2017: RMB901 million) for the year ended 31 December 2018 including approximately RMB764 million (2017: RMB748 million) and RMB886 million (2017: RMB857 million) were charged to profit or loss, respectively.

39	Directors’, supervisors’ and senior management’s emoluments

(a)	Pre-tax benefits and social insurance of directors and supervisors

The remuneration of every director and supervisor of the Company for the year ended 31 December 2018 is set out below:

	Fees	Basic salaries	Performance salaries	Pension	Total

Name of director
Mr. Shu Yinbiao[1]	-	-	-	-	-
Mr. Cao Peixi[2]	-	-	-	-	-
Mr. Liu Guoyue[3]	-	-	-	-	-
Mr. Fan Xiaxia[4]	-	-	-	-	-
Mr. Huang Jian	-	-	-	-	-
Mr. Wang Yongxiang	-	-	-	-	-
Mr. Mi Dabin	-	-	-	-	-
Mr. Guo Hongbo	-	-	-	-	-
Mr. Cheng Heng	-	-	-	-	-
Mr. Lin Chong	-	-	-	-	-
Mr. Yue Heng	74	-	-	-	74
Mr. Xu Mengzhou	74	-	-	-	74
Mr. Liu Jizhen	74	-	-	-	74
Mr. Xu Haifeng	74	-	-	-	74
Mr. Zhang Xianzhi	74	-	-	-	74
Sub-total	370	-	-	-	370

Name of supervisor
Mr. Ye Xiangdong	-	-	-	-	-
Mr. Mu Xuan	-	-	-	-	-
Ms. Zhang Mengjiao	-	-	-	-	-
Mr. Gu Jianguo	-	-	-	-	-
Ms. Zhang Xiaojun	-	154	476	130	760
Mr. Zhu Daqing[5]	-	66	250	63	379
Mr. Zhang Xiancheng[6]	-	36	87	22	145
Sub-total	-	256	813	215	1,284
Total	370	256	813	215	1,654

The remuneration of every director and supervisor of the Company for the year ended 31 December 2017 is set out below:

	Fees	Basic salaries	Performance salaries	Pension	Total

Name of director
Mr. Cao Peixi	-	-	-	-	-
Mr. Guo Junming	-	-	-	-	-
Mr. Liu Guoyue	-	-	-	-	-
Mr. Fan Xiaxia	-	-	-	-	-
Mr. Li Shiqi	-	-	-	-	-
Mr. Huang Jian	-	-	-	-	-
Mr. Wang Yongxiang	-	-	-	-	-
Mr. Mi Dabin	24	-	-	-	24
Mr. Guo Hongbo	-	-	-	-	-
Mr. Zhu Yousheng	24	-	-	-	24
Ms. Li Song	24	-	-	-	24
Mr. Cheng Heng	-	-	-	-	-
Mr. Lin Chong	-	-	-	-	-
Mr. Li Zhensheng	37	-	-	-	37
Mr. Yue Heng	74	-	-	-	74
Mr. Geng Jianxin	37	-	-	-	37
Mr. Xia Qing	37	-	-	-	37
Mr. Xu Mengzhou	74	-	-	-	74
Mr. Liu Jizhen	37	-	-	-	37
Mr. Xu Haifeng	37	-	-	-	37
Mr. Zhang Xianzhi	37	-	-	-	37

Sub-total	442	-	-	-	442

Name of supervisor
Mr. Ye Xiangdong	-	-	-	-	-
Mr. Mu Xuan	24	-	-	-	24
Ms. Zhang Mengjiao	-	-	-	-	-
Mr. Gu Jianguo	24	-	-	-	24
Ms. Zhang Xiaojun	-	137	466	124	727
Mr. Zhu Daqing	-	135	464	123	722

Sub-total	48	272	930	247	1,497

Total	490	272	930	247	1,939

The remuneration of every director and supervisor of the Company for the year ended 31 December 2016 is set out below:

	Fees	Basic salaries	Performance salaries	Pension	Total

Name of director
Mr. Cao Peixi	-	-	-	-	-
Mr. Guo Junming	-	-	-	-	-
Mr. Liu Guoyue	-	-	-	-	-
Mr. Li Shiqi	-	-	-	-	-
Mr. Huang Jian	-	-	-	-	-
Mr. Fan Xiaxia	-	327	396	122	845
Mr. Mi Dabin	48	-	-	-	48
Mr. Guo Hongbo	-	-	-	-	-
Mr. Zhu Yousheng	48	-	-	-	48
Ms. Li Song	48	-	-	-	48
Mr. Li Zhensheng	74	-	-	-	74
Mr. Zhang Shouwen	37	-	-	-	37
Mr. Yue Heng	74	-	-	-	74
Mr. Geng Jianxin	74	-	-	-	74
Mr. Xia Qing	74	-	-	-	74
Mr. Xu Mengzhou	37	-	-	-	37

Sub-total	514	327	396	122	1,359

Name of supervisor
Mr. Ye Xiangdong	-	-	-	-	-
Mr. Mu Xuan	48	-	-	-	48
Ms. Zhang Mengjiao	-	-	-	-	-
Mr. Gu Jianguo	48	-	-	-	48
Mr. Wang Zhaobin	-	51	-	-	51
Ms. Zhang Ling	-	69	-	-	69
Ms. Zhang Xiaojun	-	92	314	89	495
Mr. Zhu Daqing	-	90	313	88	491

Sub-total	96	302	627	177	1,202

Total	610	629	1,023	299	2,561

1          Appointed on 30 January 2019.
2          Resigned on 30 January 2019.
3          Resigned on 15 May 2018.
4          Resigned on 28 February 2018.
5          Resigned on 30 October 2018.
6          Appointed on 30 October 2018.

During the year, no option was granted to the directors or the supervisors (2017: nil).

During the year, no emolument was paid to the directors or the supervisors (including the five highest paid employees) as an inducement to join or upon joining the Company or as compensation for loss of office (2017: nil).

No director or supervisor had waived or agreed to waive any emoluments during the years 2018 and 2017.

(b)	Five highest paid individuals

The five individuals whose emoluments were the highest in the Company and its subsidiaries for the year include no director (2017: no director) whose emoluments are reflected in the analysis presented above. The emoluments payable to the all five (2017: remaining five) individuals during the year (within the range of nil to RMB0.86 million) are as follows:

	As at 31 December
	2018	2017	2016

Basic salaries	1,500	1,524	1,213
Performance salaries	2,100	1,800	1,440
Pension	679	648	502

	4,279	3,972	3,155

40	Commitments

(a)	Capital commitments

Capital commitments mainly relate to the construction of new power projects, certain ancillary facilities and renovation projects for existing power plants. Details of such commitments are as follows:

	As at 31 December
	2018	2017

Contracted but not provided	16,790,739	16,985,439

(b)	Operating lease commitments

The Company and its subsidiaries have various operating lease arrangements for land and buildings. Some of the leases contain renewal options and most of the leases contain escalation clauses. Lease terms do not contain restrictions on the Company and its subsidiaries’ activities concerning dividends, additional debts or further leasing.

Total future minimum lease payments under non-cancelable operating leases are as follows:

	As at 31 December
	2018	2017

Land and buildings
- not later than 1 year	194,333	196,870
- later than 1 year and not later than 2 years	99,149	118,272
- later than 2 years and not later than 5 years	191,853	143,628
- later than 5 years	1,161,916	1,028,014

Total	1,647,251	1,486,784

In addition, in accordance with a 30-year operating lease agreement signed by Huaneng Dezhou Power Plant (“Dezhou Power Plant”) and Shandong Land Bureau for the land occupied by Dezhou Power Plant Phases I and II in June 1994, annual rental amounted to approximately RMB30 million effective from June 1994 and is subject to revision at the end of the fifth year from the contract date. Thereafter, the annual rental is subject to revision once every three years. The increment for each rental revision is restricted to no more than 30% of the previous annual rental amount. For the years ended 31 December 2018 and 2017, the annual rentals was approximately RMB34 million.

(c)	Fuel purchase commitments

The Company and its subsidiaries have entered into various long-term fuel supply agreements with various suppliers in securing fuel supply for various periods. All the agreements require minimum, maximum or forecasted volume purchases and subject to certain termination provisions. Related purchase commitments are as follows:

As at 31 December 2018
	Periods	Purchase quantities	Estimated unit costs (RMB)

A government-related enterprise	2019-2039	2.8 million m3/day*	2.31 / m3
A government-related enterprise	2019-2023	991 million m3/year*	2.50 / m3
	2019-2023	541 million m3/year*	2.32 / m3
	2019-2023	450 million m3/year*	2.50 / m3
A government-related enterprise	2019-2026	200 million m3/year*	2.45 / m3
Other suppliers	2019	238 BBtu**/day	approximately 76,000/BBtu
	2020-2021	241.5-242 BBtu**/day	approximately 76,000/BBtu
	2022	242.5 BBtu**/day	approximately 76,000/BBtu
	2023	81.5-247.5 BBtu**/day	approximately 82,000/BBtu
	2024-2028	42.4-81.5 BBtu**/day	approximately 89,000/BBtu
	2029	42.4 BBtu**/day	approximately 81,000/Bbtu

As at 31 December 2017
	Periods	Purchase quantities	Estimated unit costs (RMB)

A government-related enterprise	2018-2039	2.8 million m3/day*	2.21/ m3
A government-related enterprise	2018-2023	541 million m3/year*	2.06/ m3
	2018-2023	450 million m3/year*	2.06/ m3
	2018-2023	541 million m3/year*	2.10/ m3
	2018-2023	450 million m3/year*	2.27/ m3
A government-related enterprise	2018-2026	200 million m3/year*	2.38/ m3
Other suppliers	2018-2019	243 BBtu**/day	approximately 67,000/BBtu
	2020-2021	242 BBtu**/day	approximately 67,000/BBtu
	2022	248 BBtu**/day	approximately 67,000/BBtu
	2023	247.5~256.6BBtu**/day	approximately 67,000/BBtu
	2024-2028	49.9-81.5BBtu**/day	approximately 69,000/Bbtu

*	The quantities represent maximum volume, others represent minimum or forecasted volume if not specified.

**	BBtu: Billion British Thermal Unit.

41	Business combinations

(a)	Acquisition from Taishan Power

On 31 July 2018, Shandong Power entered into an equity transfer agreements with Taishan Power to acquire:

•	80% equity interests of Laizhou Wind Power
•	80% equity interests of Shandong Laiwu Thermal Power
•	75% equity interests of Shandong Liaocheng Thermal Power

These entities are all mainly engaged in power generation and sales business. The acquisition was completed on 1 August 2018 (the acquisition date), when Shandong Power obtained the control over above mentioned entities through the corresponding voting rights obtained and consolidated them in its financial statement. The acquisition is expected to increase its generation capacity in relevant areas. The acquired business contributed revenue of RMB743 million and net loss of RMB92 million to the Company and its subsidiaries for the period from the date of acquisition to 31 December 2018.

The total consideration is RMB1.173 billion after certain adjustments made in accordance with the equity transfer agreements, which has been settled in cash by 31 December 2018.

Acquisition Date

Total consideration	1,172,508
Non-controlling interests	276,713
Less: Fair value of total identifiable net assets	1,218,003

Goodwill	231,218

Total consideration	1,172,508
Less: Bank balances and cash of acquirees	122,699

Cash consideration paid for acquisition of subsidiaries, net of cash acquired	1,049,809

Goodwill arising from the acquisitions is attributable to the synergies expected to arise after the acquisitions of the equity interests in the subsidiaries stated above. None of the goodwill recognised is expected to be deductible for tax purposes.

The Company incurred acquisition related cost amounted RMB0.96 million for financial advisory, legal and audit fees.

The assets and liabilities arising from the acquisitions of above entities are as follows:

	Laizhou wind power	Shandong Laiwu Thermal Power	Shandong Liaocheng Thermal Power
	Fair value	Fair value	Fair value

Property, plant and equipment	568,177	1,888,021	736,577
Land use rights	30,232	67,245	301,114
Other non-current assets	2,007	5,124	836
Inventories	131	2,354	22,225
Other receivables and assets	4,461	12,277	8,622
Accounts receivable	47,274	137,573	55,246
Bank balances and cash	10,486	57,558	54,655
Long-term loans	(115,800)	(379,254)	(200,000)
Deferred income tax liabilities	-	(31,588)	(39,414)
Other non-current liabilities	-	(26,235)	(118,628)
Accounts payable and other liabilities	(62,059)	(162,237)	(122,774)
Taxes payables	(905)	(1,686)	(2,215)
Short-term loans	(150,000)	(550,000)	(34,000)
Current portion of long-term loans	(334,791)	(462,606)	-
Total identifiable net assets	(787)	556,546	662,244

The fair value of the identifiable assets and liabilities acquired in the acquisition were assessed based on independent valuation prepared by external valuers.

(b)	A subsidiary transferred from a joint venture

Hong Kong Energy, which has two wholly-owned subsidiaries engaged in electricity production, sales and other relevant activities in Pakistan, was previously a joint venture established by a subsidiary of the Company and the other shareholder with 50%:50% equity interests. Previously, according to the terms in articles of association, Hong Kong Energy was jointly controlled by the two shareholders and therefore it was accounted for using equity method.

In December 2018, the other shareholder signed a voting in concert agreement whereby it agreed to vote the same in respect of significant financial and operating decisions made by Hong Kong Energy and its subsidiaries. As a result, Hong Kong Energy was included in the consolidated financial statements since then (acquisition date: 31 December 2018).

Acquisition Date
Non-controlling interests	1,314,040
Fair value of pre-existing interest in Hong Kong Energy	1,314,040
Less: Fair value of total identifiable net assets	2,628,080
Goodwill	-

The identifiable assets and liabilities of Hong Kong Energy as at the acquisition date are as follows:

Fair Value

Property, plant and equipment	275,889
Deferred income tax assets	2,919
Other non-current assets	10,205,870
Inventories	372,248
Other receivables and assets	1,030,858
Accounts receivable	1,523,409
Bank balances and cash	374,964
Long-term loans	(8,200,739)
Other non-current liabilities	(210,142)
Accounts payable and other liabilities	(675,009)
Taxes payable	(1,330)
Short-term loans	(1,560,108)
Current portion of long-term loans	(510,749)

Total identifiable net assets	2,628,080

42	Non-controlling interests

The following table summarizes the information relating to each of the Company and subsidiaries that have material non-controlling interests (“NCI”):

	Qinbei Power	Beijing Co-generation	Luohuang Power	Weihai Power	Jinling Power	Yueyang Power	Shidongkou Power	Yangliuqing Co-generation	Shandong Power	Other individually immaterial subsidiaries	Total

NCI percentage	40%	59%	40%	40%	40%	45%	50%	45%	20%
31 December 2018
Non-current assets	9,660,834	6,623,915	3,901,928	4,343,946	4,729,663	4,556,823	3,467,694	2,465,505	59,979,594
Current assets	1,645,248	1,147,225	1,187,551	695,125	525,725	1,038,193	404,508	759,703	12,294,264
Non-current liabilities	(3,831,883)	(334,910)	(611,767)	(59,651)	(1,559,581)	(662,863)	(409,762)	(178,511)	(30,380,001)
Current liabilities	(4,255,529)	(1,665,921)	(1,824,010)	(2,263,301)	(1,591,228)	(2,579,578)	(1,879,696)	(1,012,252)	(24,530,691)
Net assets	3,218,670	5,770,309	2,653,702	2,716,119	2,104,579	2,352,575	1,582,744	2,034,445	17,363,166
Carrying amount of NCI	1,301,384	3,404,517	1,040,463	1,086,448	841,854	1,074,060	791,372	914,604	5,879,057	5,352,493	21,686,252

Revenue	5,293,403	5,704,966	2,819,106	3,587,416	3,346,779	4,003,821	2,109,785	2,077,570	24,202,739
Net (loss)/profit	(198,026)	757,268	18,811	253,552	200,269	118,342	131,129	69,477	282,198
Total comprehensive (loss)/ income	(198,026)	757,268	18,811	253,552	200,269	118,342	131,129	69,477	327,958
(Loss)/ profit allocated to NCI	(79,210)	446,788	7,524	101,421	80,108	53,254	65,564	31,265	(10,780)	(100,395)	595,539
Other comprehensive income/ (loss) allocated to NCI	-	-	-	-	-	-	-	-	9,152	(33,707)	(24,555)

Cash flow from operating activities	954,820	1,321,867	192,608	473,349	711,800	412,413	527,783	210,558	4,469,849
Cash flow from investment activities	(503)	(316,754)	(201,012)	(98,420)	(52,701)	(106,596)	(45,045)	(258,605)	(3,628,406)
Cash flow from financing activities	(843,094)	(904,822)	(5,288)	(306,054)	(570,838)	(305,872)	(472,543)	63,762	(162,007)
Net increase/ (decrease) in cash and cash equivalents	111,223	101,482	(13,692)	68,875	88,261	(55)	10,195	15,719	679,471
Dividends paid to NCI	165,965	460,262	-	140,000	95,979	46,790	51,870	-	42,506

	Qinbei Power	Beijing Co-generation	Luohuang Power	Weihai Power	Jinling Power	Yueyang Power	Shidongkou Power	Yangliuqing Co-generation	Shandong Power	Other individually immaterial subsidiaries	Total

NCI percentage	40%	59%	40%	40%	40%	45%	50%	45%	20%
31 December 2017
Non-current assets	10,553,775	6,841,918	4,055,507	4,664,868	5,049,079	4,875,004	3,712,623	2,541,803	47,665,952
Current assets	1,738,000	1,257,485	887,225	633,012	494,312	987,812	494,073	497,441	6,891,086
Non-current liabilities	(3,053,535)	(394,590)	(242,944)	(81,048)	(1,541,444)	(1,042,093)	(731,640)	(205,205)	(19,681,891)
Current liabilities	(5,821,543)	(2,501,516)	(2,064,897)	(2,462,363)	(1,854,441)	(2,590,470)	(1,919,701)	(869,071)	(18,695,005)
Net assets	3,416,697	5,203,297	2,634,891	2,754,469	2,147,506	2,230,253	1,555,355	1,964,968	16,180,142
Carrying amount of NCI	1,380,594	3,050,283	1,032,938	1,101,787	859,024	1,019,016	777,678	883,340	4,697,283	5,171,095	19,973,038

Revenue	4,587,612	4,262,547	2,303,079	3,421,115	3,423,688	3,149,190	2,117,052	2,010,872	22,566,737
Net (loss)/profit	(169,261)	541,602	(60,758)	324,335	269,949	47,224	164,557	121,853	(800,622)
Total comprehensive (loss)/ income	(169,261)	541,602	(60,758)	324,335	269,949	47,224	164,557	121,853	(943,860)
(Loss)/ profit allocated to NCI	(67,704)	319,545	(24,303)	129,734	107,980	21,251	82,278	54,834	(287,923)	(331,321)	4,371
Other comprehensive (loss)/income allocated to NCI	-	-	-	-	-	-	-	-	(28,648)	152	(28,496)

Cash flow from operating activities	970,585	1,071,888	195,282	681,568	731,714	426,437	311,668	334,842	3,848,712
Cash flow from investment activities	(252,441)	(1,190,093)	(383,004)	(231,142)	(47,518)	(242,288)	(93,434)	(64,179)	(3,967,060)
Cash flow from financing activities	(613,010)	70,299	156,483	(405,196)	(680,226)	(191,231)	(384,317)	(288,299)	(282,625)
Net increase/ (decrease) in cash and cash equivalents	105,134	(49,605)	(31,239)	45,230	3,970	(7,082)	(166,083)	(17,586)	(402,950)
Dividends paid to NCI	150,000	532,966	-	160,000	179,023	65,675	133,700	71,103	220,321

43	Subsequent events

(a)	After the end of the reporting period, the directors proposed a final dividend. Further details are disclosed in Note 24.

(b)
On 28 September 2018, Huaneng Group entered into a guarantee agreement with Industrial and Commercial Bank of China Limited (“ICBC”), to provide guarantee amounted USD100 million for short-term loans of Ruyi Pakistan Energy , a subsidiary of Hong Kong Energy (the short-term loans approximated RMB90million as at 31 December 2018). On 30 January 2019, the first extraordinary general meeting of the Company approved the proposal regarding Shandong Power’s takeover of the guarantee agreement from Huaneng Group. On 6 March 2019, Shandong Power issued the confirmation letter upon the approval, which officially confirmed with ICBC that it took over the obligation of Huaneng Group under the aforementioned guarantee agreement thereon.

(c)
The Company issued super short-term bonds with face value of RMB2 billion bearing annual interest rate of 2.40% in March 2019. The bonds are denominated in RMB and mature in 90 days, with a par value of RMB100.

THIS PAGE IS INTENTIONALLY LEFT BLANK

Signature
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 16, 2019	Huaneng Power International, Inc.

	By:	/s/Huang Chaoquan
	Name:	Huang Chaoquan
	Title:	Secretary to the Board