Form 20-F
period 2019-12-31
HUANENG POWER INTERNATIONAL INC
filed 2020-04-20
CIK 929058

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF EVENT REQUIRING THIS SHELL COMPANY REPORT . . . . . . . . . . . . . . . . . . .

FOR THE TRANSACTION PERIOD FORM                       TO

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
Tel: +86 (10) 6322 6999 Fax: +86 (10) 6322 6888
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act.
Title of Each Class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares Each Representing 40 Overseas Listed Shares	HNP	New York Stock Exchange
Overseas Listed Shares with Par Value of RMB1.00 Per Share		New York Stock Exchange*

*Not for trading, but only in connection with the registration of our American Depositary Shares
Securities registered or to be registered pursuant to Section 12(g) of the Act.
NONE
(Title of Class)
_____________________

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
NONE
(Title of Class)
_____________________
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
Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐	Emerging growth company ☐
(Do not check if a smaller reporting company)
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
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
Yes ☐ No ☐

TABLE OF CONTENTS

PART I			3
ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS		3
ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE		3
ITEM 3	KEY INFORMATION		3
	A.	Selected financial data	3
	B.	Capitalization and indebtedness	4
	C.	Reasons for the offer and use of proceeds	4
	D.	Risk factors	5
ITEM 4	INFORMATION ON THE COMPANY		17
	A.	History and development of the Company	17
	B.	Business overview	18
	C.	Organizational structure	30
	D.	Property, plants and equipment	31
ITEM 4A	UNRESOLVED STAFF COMMENTS		83
ITEM 5	OPERATING AND FINANCIAL REVIEWS AND PROSPECTS		83
	A.	General	83
	B.	Operating results	85
	C.	Financial position	101
	D.	Liquidity and cash resources	102
	E.	Trend information	106
	F.	Employee benefits	107
	G.	Guarantees for loans and restricted assets	107
	H.	Off-balance sheet arrangements	108
	I.	Performance of significant investments and their prospects	108
	J.	Tabular disclosure of contractual obligations and commercial commitments	108
	K.	Impairment sensitivity analysis	109
	L.	Prospects for 2020	110
ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES		111
	A.	Directors, members of the supervisory committee and senior management	111
	B.	Compensation for Directors, Supervisors and Executive Officers	114
	C.	Board practice	115
	D.	Employees	116
	E.	Share ownership	117
ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS		117
	A.	Major shareholders	117
	B.	Related party transactions	119
	C.	Interests of experts and counsel	123
ITEM 8	FINANCIAL INFORMATION		123
	A.	Consolidated statements and other financial information	123
	B.	Significant changes	124
ITEM 9	THE OFFER AND LISTING		124
	A.	Offer and listing details and markets	124
ITEM 10	ADDITIONAL INFORMATION		124
	A.	Share capital	124
	B.	Memorandum and articles of association	124
	C.	Material contracts	131
	D.	Exchange controls	131
	E.	Taxation	131
	F.	Dividends and paying agents	137
	G.	Statement by experts	137
	H.	Documents on display	137
	I.	Subsidiary information	137

INTRODUCTION
We maintain our accounts in Renminbi Yuan (“Renminbi” or “RMB”), the lawful currency of the People’s Republic of China (the “PRC” or “China”). References herein to “US$” or “U.S. dollars” are to United States Dollars, references to “HK$” are to Hong Kong Dollars, and references to “S$” are to Singapore Dollars. References to ADRs and ADSs are to American Depositary Receipts and American Depositary Shares, respectively. Translations of amounts from Renminbi to U.S. Dollars are solely for the convenience of the reader. Unless otherwise indicated, any translations from Renminbi to U.S. Dollars or from U.S. Dollars to Renminbi were translated at the middle exchange rate announced by the People’s Bank of China (the “PBOC Rate”) on December 31, 2019 of US$1.00 to RMB 6.9762. No representation is made that the Renminbi or U.S. Dollar amounts referred to herein could have been or could be converted into U.S. Dollars or Renminbi, as the case may be, at the PBOC Rate or at all.
References to “A Shares” are to common tradable shares issued to PRC domestic shareholders.
References to the “central government” are to the national government of the PRC and its various ministries, agencies and commissions.
References to the “Company,” “we,” “our” and “us” include, unless the context requires otherwise, Huaneng Power International, Inc. and the operations of our power plants and our construction projects.
References to “HIPDC” are to Huaneng International Power Development Corporation and, unless the context requires otherwise, include the operations of the Company prior to the formation of the Company on June 30, 1994.
References to “Huaneng Group” are to China Huaneng Group Co., Ltd.
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
Previously, the Overseas Listed Foreign Shares were also referred to as the “Class N Ordinary Shares” or “N Shares.” Since January 21, 1998, the date on which the Overseas Listed Foreign Shares were listed on The Stock Exchange of Hong Kong Limited by way of introduction, the Overseas Listed Foreign Shares have been also referred to as “H Shares.”

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
Our consolidated data of financial position as of December 31, 2019 and 2018 and the consolidated statements of comprehensive income and cash flow data for each of the years in the three-year period ended December 31, 2019 are derived from the historical financial statements included herein. Our consolidated data of financial position as of December 31, 2017, 2016 and 2015 and consolidated statements of comprehensive income and cash flow data for each of the years in the two-year period ended December 31, 2016 are derived from the historical financial statements not included herein. The Selected Financial Data should be read in conjunction with the consolidated financial statements and “Item 5 Operating and Financial Reviews and Prospects.” The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The Selected Financial Data may not be indicative of future earnings, cash flows or financial position.
	Year Ended December 31,
	2015	2016	2017	2018	2019
	RMB in thousands, except per share data
Consolidated Statements of Comprehensive Income Data
Operating revenue	128,904,873	113,814,236	152,459,444	169,550,624	174,009,401
Tax and levies on operations	(1,157,760)	(1,177,818)	(1,376,312)	(1,788,998)	(1,832,975)
Operating expenses	(98,604,187)	(94,258,678)	(141,899,742)	(157,647,361)	(159,798,695)
Profit from operations	29,142,926	18,377,740	9,183,390	10,114,265	12,377,731
Interest income	160,723	147,063	198,906	234,604	264,554
Financial expenses, net	(7,970,070)	(7,067,602)	(9,604,645)	(10,647,311)	(10,973,140)
Other investment income/(loss)	115,238	1,070,034	1,742,081	(278,669)	228,026
Gain/(loss) on fair value changes of financial assets/liabilities	(16,742)	(12,986)	856,786	726,843	36,667
Share of profits less losses of associates and joint ventures	1,525,975	1,298,889	425,215	1,823,415	1,185,622
Profit before income tax expense	22,958,050	13,813,138	2,801,733	1,973,147	3,119,460
Income tax expense	(5,698,943)	(3,465,151)	(1,217,526)	(643,173)	(2,011,255)
Net profit	17,259,107	10,347,987	1,584,207	1,329,974	1,108,205
Attributable to:
Equity holders of the Company	13,651,933	8,520,427	1,579,836	734,435	766,345
Non-controlling interests	3,607,174	1,827,560	4,371	595,539	341,860
Basic earnings per share	0.94	0.56	0.10	0.03	0.01
Diluted earnings per share	0.94	0.56	0.10	0.03	0.01

	As of December 31,
	2015	2016	2017	2018	2019
	RMB in thousands
Consolidated Financial Position Data
Current assets	33,565,403	36,966,616	48,537,710	61,799,069	60,781,401
Property, plant and equipment	219,673,070	223,061,809	284,328,093	282,061,272	285,622,907
Available-for-sale financial assets	5,077,863	3,406,032	1,604,993	—	—
Other equity instrument investments	—	—	—	2,083,419	779,218

	As of December 31,
	2015	2016	2017	2018	2019
	RMB in thousands
Investments in associates and joint ventures	19,745,192	19,632,113	19,517,623	19,553,964	20,783,259
Land use rights	8,313,766	8,456,347	11,264,785	11,450,034	-
Other non-current assets	6,070,312	6,067,937	9,635,850	21,085,769	18,605,005
Right-of-use assets	-	-	-	-	17,168,072
Power generation license	3,679,175	3,849,199	3,916,246	4,014,972	4,149,468
Deferred income tax assets	1,064,391	1,263,957	2,300,091	2,282,585	2,160,187
Goodwill	11,677,182	12,135,729	15,484,120	15,572,227	15,934,955
Total assets	308,866,354	314,839,739	396,589,511	419,903,311	428,250,063
Current liabilities	(123,836,633)	(130,196,251)	(155,950,488)	(138,206,214)	(141,620,410)
Non-current liabilities	(83,336,032)	(82,456,751)	(133,024,419)	(165,575,427)	(156,250,607)
Total liabilities	(207,172,665)	(212,653,002)	(288,974,907)	(303,781,641)	(297,871,017)
Capital stock	(15,200,383)	(15,200,383)	(15,200,383)	(15,698,093)	(15,698,093)
Net assets	(101,693,689)	(102,186,737)	(107,614,604)	(116,121,670)	(130,379,046)

	Year Ended December 31,
	2015	2016	2017	2018	2019
	RMB in thousands, except per share data
Consolidated Cash Flow Data
Purchase of property, plant and equipment	(24,191,285)	(20,144,903)	(25,798,009)	(20,613,314)	(31,382,657)
Net cash provided by operating activities	42,362,708	31,510,824	29,197,363	28,727,978	37,324,193
Net cash used in investing activities	(33,015,012)	(17,649,646)	(31,748,825)	(20,375,882)	(29,033,985)
Net cash (used in)/generated from financing activities	(14,140,659)	(13,601,850)	4,013,180	(2,243,070)	(11,328,183)
Other Company Data
Dividend declared per share	0.47	0.29	0.10	0.10	0.135
Number of ordinary shares (‘000)	15,200,383	15,200,383	15,200,383	15,698,093	15,698,093
____________________________
(1)
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

(2)
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

(3)
The Company and its subsidiaries adopted IFRS 16 using the modified retrospective method of adoption with the date of initial application of January 1, 2019. Under this method, a modified retrospective method is applied with the cumulative effect of initial adoption as an adjustment to the opening balance of retained earnings at January 1, 2019, and the comparative information was not restated.

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
The on-grid tariffs for our planned output are subject to a review and approval process involving the National Development and Reform Commission (“NDRC”) and the relevant provincial government. Since April 2001, the PRC Government has been implementing an on-grid tariff-setting mechanism based on the operating terms of power plants as well as the average costs of comparable power plants. Pursuant to the NDRC circular issued in June 2004, the on-grid tariffs for our newly built power generating units commencing operation from June 2004 have been set on the basis of the average cost of comparable units adding tax and reasonable return in the regional grid. Any future reductions in our tariffs, or our inability to raise tariffs (for example, to cover any increased costs we may have to incur) as a result of the new on-grid tariff-setting mechanism, may adversely affect our revenue and profits.
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
Furthermore, the PRC Government started in 2009 to promote the practice of direct power purchase by large power end-users. Pursuant to the circular jointly issued by NDRC, the State Electricity Regulatory Commission (“SERC”) and China National Energy Administration in June 2009, the direct transaction price shall include the direct transaction price, the grid transmitting price and the governmental fund and additional charges, of which the direct transaction price shall be freely determined through negotiation between the power generation company and the large power end-user. The price of direct power purchase shall be subject to the demand in the power market. Furthermore, the scale and mode of the transaction are also subject to the structure and level of development of local economy. In terms of power generation companies engaged in direct power purchase, direct power sales constitute a portion of the total power sales, thus affecting the on-grid power sales of the Company. For the past few years, the PRC Government continued the reform in the area of direct power purchase by large power end-users. In 2013, China National Energy Administration officially launched the direct power purchase program in seven provinces where we have power plants and the program has been steadily rolled out in other provinces. Although the direct power purchase may act as an alternative channel for our power sales, there is uncertainty as to the effect of the practice of direct power purchase over our operating results basing on the relatively lower tariffs generally for this portion.
The on-grid tariff-setting mechanism is evolving with the reforming of the PRC electric power industry. The PRC government announced a number of development and reform plans for the power market in 2016, covering areas including laws and regulations, comprehensive pilot plans, power transmission and distribution prices and supply side dynamics, the establishment of the power exchanges, rules and market administration committees, and opening up incremental distribution business. In 2017, the development and reform plans have been further expanded to the nationwide scale, with multiple issuances made by the PRC government governing power development plan, electricity transmission and distribution price, opening up of the electricity generation and consumption plans, supply side dynamics, electricity power stock and ancillary market development, electricity exchange rules, market supervision and clean energy consumption, etc. In 2018, the development and reform entered into an implementation stage, reflected in the areas of distribution price reform, establishment of the power  exchanges and ancillary market and the incremental distribution network reform, etc. In 2019, the development and reform entered into a “deep-water zone” with long- and mid-term power exchange markets, power commodity exchange markets and ancillary service exchange markets established and relevant rules and policies adopted.
There is no assurance that government regulations on the industry will not change in a manner which could adversely affect our business and results of operations or the measures we take would effectively help us to adapt to the new changes and developments. See “Item 4 Information of the Company – B. Business Overview – Pricing Policy.”
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
In August 2007, the General Office of the State Council issued a notice, promoting the energy saving electricity dispatch policy, which provides dispatching priority to electricity generated from renewable resources over electricity generated from unrenewable resources. In 2013, the government made continuous effort to encourage energy-saving power distribution. In 2014, the NDRC issued Guidance on Strengthening and Improving the Operation of Power Management Regulation. In 2015, the NDRC and China National Energy Administration (“NEA”) jointly issued Guidelines on Improving Electric Power Operations and Deepening Clean Energy Generation confirming a system ensuring the full-priced purchasing of renewable energy, and requests furthering  the electric power differentiation system on coal-fired units. In 2016, the NDRC and China National Energy Administration issued Notice on Issuing the Measures for the Administration of the Guaranteed Buyout of Electricity Generated by Renewable Energy Resources, Directive on the Measures for the Administration of the Guaranteed Buyout of Electricity Generated by Solar, Wind Energy Resources and Provisionary, Measures for Priority Dispatch of Renewable Peaking Power Generation Units and Notice on Power Supply and Notice on the Measures on the Consumption of Renewable Energy in Tri-North Area. In 2017, NDRC and NEA issued Circular on Orderly Opening Up the Electricity Generation and Consumption Plans, Interim Measures for Guaranteeing the Safe Consumption of Nuclear Power, Pilot Rules on Inter-regional Spare Renewable Energy Electricity Power Stock Trading, Circular on the Establishment of Pilot Electricity Power Stock Exchange, Circular on Promoting Hydropower Consumption in Southwest China, and Solutions to Abandoning Hydro, Wind and Solar Energy, to promote the development of the power stock exchange and renewable power consumption. In 2018, NDRC and NEA issued the Circular on Promoting the Capability to Adjust the Power System and Plan for Consumption of Clean Energy (2018-2020) to further direct the development of the clean energy and push for the reform of the power market. The NEA also solicited for public opinions on the Circular on the Renewable Power Quota System, proposing a coordination between the power suppliers and users to take responsibilities under quota system. In 2019, NDRC and NEA issued the Notice on Regulating the Management of Priority Generation and Priority Purchase Plan to prioritize the purchase of the renewable energy power, the Notice on Establishing and Perfecting Renewable Energy Power Consumption Guarantee Mechanism to promote the consumption of the renewable energy power. NDRC also issued the Notice on Full Release of Power Generation and Utilization Plan for Operating Power Users to further open up the utilization plan of operating power users to promote the renewable energy power consumption.
We cannot assure that such implementation will not result in any decrease in the amount of the power dispatched by any of our power plants.
The power industry reform may affect our business
The PRC Government in 2002 announced and started to implement measures to further reform the power industry, with the ultimate goal of creating a more open and fair power market. As part of the reform, five power generation companies, including Huaneng Group, were created or restructured to take over all the power generation assets originally belonging to the State Power Corporation of China. In addition, two grid companies were created to take over the power transmission and distribution assets originally belonging to the State Power Corporation of China. An independent power supervisory commission, the SERC, was created to regulate the power industry. There might be further reforms, and it is uncertain how these reform measures and any further reforms will be implemented and impact our business. In December 2012, the PRC Government issued a notice to further reform the coal pricing mechanism, which mandated (1) the termination of all key coal purchase contracts between power generation companies and coal suppliers, and the abolition of national guidance of the railway transportation capacity plan, and (2) the cancellation of the dual-track coal pricing system, effective from January 1, 2013. For a detailed discussion of the reform, see “Item 4 Information on the Company – B. Business overview – Pricing policy.” There can be no assurance that such coal pricing reform will not adversely affect our results of operation. In 2013, the PRC Government continued the reform in power industry. In July 2013, China National Energy Administration issued the Notice on Direct Purchases between Power End-users and Power Generation Companies, which officially implemented the direct purchases programs by large end-users.
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
In 2016, the PRC Government implemented various measures to further reform the power industry on many fronts, including (i) seeking public comments on the proposed amendment to the electric power law of the People’s Republic of China, (ii) implementing structural reform pilot programs in nineteen provinces; (iii) establishing national electricity exchanges in Beijing and Guangzhou, (iii) setting up independent third party credit rating system for market players, (iv) promulgating rules governing the price and method of direct power purchase/competitive bidding programs as well as the market entrance and exit mechanism, and (v) furthering reform on the pricing mechanism for power transmission and distribution prices.
In 2017, The PRC Government issued various measures to further reform the power industry, including: (i) establishing the national power development plan covering the consumption share of the non-fossil fuel, heating system reform based on “coal to gas,” “coal to electricity” and renewable energy development, and new technology programs; (ii) speeding up the reform of electricity transmission and distribution price; (iii) orderly opening up the electricity generation and consumption plans; (vi) establishing the union of power exchanges and speeding up the electricity stock and ancillary service market development; (v) enhancing the development of the electricity power supply side reform; (vi) issuing the rules for monthly inter-region electricity power trade in South China; and (vii) furthering the development of the power-related credit system.
In 2018, NDRC and NEA issued Circular on Promoting the Capability to Adjust the Power System and Plan for Consumption of Clean Energy (2018-2020), Circular on the Renewable Power Quota System and Notice on Actively Promoting Market-oriented Power Exchange and Further Improving the Trading Mechanism to further promote the consumption of renewable energy and increase the utilization rate of the renewable energy. From 2018, users from coal, steel, non-ferrous metal and construction materials industries, among others, shall participate in the market-oriented power exchange process instead of applying the catalog price. Users are encouraged to negotiate with power generating enterprises to establish the “baseline with floating adjustment” pricing mechanism.

In 2019, NDRC and NEA, jointly and individually, issued multiple circulars, measures and notices to further facilitate the development and reform of the power market, including, among others, Notice on Establishing and Perfecting Renewable Energy Power Consumption Guarantee Mechanism and Guiding Opinions on Deepening the Reform of the On-grid Tariff Formation Mechanism for Coal-fired Power. Such circulars, measures and notices provide that (i) a renewable energy power consumption guarantee mechanism shall be established in 2020, (ii) the operating power users shall be given more discretion in pricing when negotiating with power generation entities, (iii) multiple measure on on-grid tariff formation mechanism shall be adopted, and (iv) the establishment power commodity exchange markets shall be sped up.
These reform actions will have a profound impact on the operations of power generation companies and may intensify competition, which may negatively impact our company.
We are effectively controlled by Huaneng Group and HIPDC, whose interests may differ from those of our other shareholders
Huaneng Group, directly or indirectly holds 45.58% of our total outstanding shares, and HIPDC directly holds 32.28% of our total outstanding shares. As Huaneng Group is HIPDC’s parent company, they may exert effective control over us acting in concert. Their interests may sometimes conflict with those of our other minority shareholders. There is no assurance that Huaneng Group and HIPDC will always vote their shares, or direct the directors nominated by them to act in a way that will benefit our other minority shareholders.
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
In addition, our results of operations are sensitive to the fluctuation of coal price. During the few years before 2016, the Chinese coal market was showing a surplus in production, resulting in a significantly decreased coal price. However, the policies of reducing overcapacity of the Chinese coal producers implemented in early 2016 led to a supply shortage with surging coal prices in the Chinese coal market. There is no assurance that the increase in coal prices will not continue in the future, and if the price increase does continue, there is no assurance that we will be able to adjust our power tariff to pass on the increase in the coal price in time. Although the government has established a coal-electricity price linkage mechanism to allow power generation companies to increase their power tariffs to cope with the increase in the coal price, the implementation of the mechanism involves uncertainties. For a detailed discussion of the coal-electricity price linkage mechanism, see “Item 4 Information on the Company – B. Business overview – Pricing policy.”
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
Substantial capital is required for investing in or acquiring new power plants and failure to obtain capital on reasonable commercial terms will increase our finance cost and cause delay in our expansion plans
An important component of our growth strategy is to develop new power plants and acquire operating power plants and related development rights from HIPDC, Huaneng Group or other companies on commercially reasonable terms. Our ability to arrange financing and the cost of such financing depend on numerous factors, including general economic and capital market conditions, credit availability from banks or other lenders, investor confidence in us and the continued success of our power plants. Although we have not been materially affected by inflation in the past, there is no assurance that we would not be affected in the future. The Chinese government is expected to implement active fiscal policies and sound monetary policies. The fiscal policies would be focused on reducing taxes and other fiscal levies with the view to addressing, in collaboration with the implementation of monetary polies, funding difficulties and prohibitive funding prices encountered by business enterprises. The sound monetary policies would be implemented to underscore overall economic stability, strengthen counter-cyclical monetary administration, optimize credit structure, and maintain reasonably adequate liquidity. Accordingly, it is expected that the market would have reasonably sufficient funding in 2020 and funding costs are expected to be consistent with decline. The interest bearing debts of the Company are mostly denominated in Renminbi, changes in benchmark lending interest rate published by the PBOC will have a direct impact on the Company’s cost of debt. Regarding our debts denominated in other currencies, it is less likely that the U.S. and other major economies would further increase interest rates due to expected slowdown of the global economy. As the debts denominated in other currencies represent a small percentage in our total debts, the change of interest rates of foreign currencies are not expected to have material effect on the Company. Though the finance costs are expected to be consistent with slight decline, we may not be able to carry out our expansion plans due to the failure to obtain financing or increased financing costs. Furthermore, although we have historically been able to obtain financing on terms acceptable to us, there can be no assurance that financing for future power plant developments and acquisitions will be available on terms acceptable to us or, in the event of an equity offering, that such offering will not result in substantial dilution to existing shareholders.
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
We attach great importance to the environmental related matters of our existing power plants and our power plants under construction. We have implemented a system that is designed to control pollution caused by our power plants, including the establishment of an environmental protection administration system at each power plant, adoption of relevant control and evaluation procedures and the installation and maintenance of certain pollution control equipment. We also upgraded the ultra-low emission facilities on our coal-fired units. Currently, we have completed the ultra-low emission upgrade on coal-fired units of 84.35 million kW and stabilized the emission of main smoke and dust pollutants to an ultra-low level. We have also initiated the environment protection upgrade projects, covering wastewater emission and ash field management, for our plants in key regions. We believe our environmental protection systems and facilities for the power plants are adequate for us to comply with applicable central government and local government environmental protection laws and regulations. However, the PRC Government may impose new, stricter laws and regulations on environmental protection, which may adversely affect our operations.
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
In addition, according to a report issued by the PRC Ministry of Ecology and Environment, China is taking multiple measures to address the climate change challenges, including adjusting industrial structure, improving energy efficiency, optimizing energy structure, strengthening ecosystem adaptability, and promoting carbon trading markets. Particularly, China plans to launch the nationwide carbon trading market in 2020. The adoption of such measures, especially the establishment of the carbon trading markets, may increase the operating costs and expenses of our power plans, and therefore have negative impact on our operations and financial results.
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
The audit reports included in this annual report are prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection
Auditors of companies that are registered with the U.S. Securities and Exchange Commission and traded publicly in the United States, including our independent registered public accounting firms, must be registered with the U.S. Public Company Accounting Oversight Board (United States) (the “PCAOB”) and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Because we have substantial operations within the People’s Republic of China and the PCAOB is currently unable to conduct inspections of the work of our auditors as it relates to those operations without the approval of the Chinese authorities, our auditors’ work related to our operations in China is not currently inspected by the PCAOB. In May 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission (“CSRC”) and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges. This lack of PCAOB inspections of audit work performed in China prevents the PCAOB from regularly evaluating audit work of any auditors that was performed in China including that performed by our auditors. As a result, investors may be deprived of the full benefits of PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.
On December 7, 2018, the Securities and Exchange Commission, or the SEC, and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects a heightened interest in an issue that has vexed U.S. regulators in recent years. Furthermore, in light of the ongoing trade discussions between the U.S. and China, the Trump administration and National Economic Council reportedly have considered a number of aggressive measures affecting U.S. and Chinese investments, which, among others, may involve more stringent supervision over auditors of China-based U.S. listed companies. In June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress that would require the SEC to maintain a list of issuers for which the PCAOB is not able to inspect the working papers of an audit report issued by a foreign public accounting firm, even if it is affiliated with a “Big Four” accounting firm. Enactment of this proposed legislation or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers and cause trading volatility.

Our independent registered public accounting firm may be temporarily suspended from practicing before the SEC. If a delay in completion of our audit process occurs as a result, we could be unable to timely file certain reports with the SEC, which may lead to the delisting of our stock
On January 22, 2014, Judge Cameron Elliot, an SEC administrative law judge, issued an initial decision suspending the Chinese member firms of the “Big Four” accounting firms, including our independent registered public accounting firm, from, among other things, practicing before the SEC for six months. In February 2014, the initial decision was appealed. While under appeal and in February 2015, the Chinese member firms of “Big Four” accounting firms reached a settlement with the SEC. As part of the settlement, each of the Chinese member firms of “Big Four” accounting firms agreed to settlement terms that include a censure; undertakings to make a payment to the SEC; procedures and undertakings as to future requests for documents by the US SEC; and possible additional proceedings and remedies should those undertakings not be adhered to. Under the terms of the settlement, the underlying proceeding against the four PRC-based accounting firms was deemed dismissed with prejudice at the end of four years starting from the settlement date, which was February 6, 2019. We cannot predict if the SEC will further challenge the four PRC-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions. If additional challenges are imposed on the Chinese affiliates of the “Big Four” accounting firms, our ability to timely file future financial statements in compliance with the requirements of the Exchange Act may be adversely affected.
In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our ADSs may be adversely affected.
If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. A delinquency in our filings with the SEC may result in NYSE initiating delisting procedures, which could adversely harm our reputation and have other material adverse effects on our overall growth and prospect.
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
There can be no assurance that we will not be passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in the ADSs or our H Shares to significant adverse United States income tax consequences
We will be a “passive foreign investment company,” or “PFIC,” if, in the case of any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). For United States federal income tax purposes, and based upon our income and assets, we do not believe that we were classified as a PFIC for the taxable year ended December 31, 2019, and do not anticipate becoming one in the foreseeable future.

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
If we are a PFIC in any taxable year, a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States federal income tax considerations”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or H Shares and on the receipt of distributions on the ADSs or H Shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules and such holders may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds the ADSs or our H Shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds the ADSs or our H Shares. For more information see “Item 10. Additional Information—E. Taxation—United States federal income tax considerations—Passive Foreign Investment Company Considerations.”
The recent coronavirus pandemic outbreak could materially and adversely affect our business.
In the beginning of 2020, a novel strain of coronavirus (COVID-19) was reported to have surfaced in China and caused a pandemic outbreak. The outbreak of the coronavirus and other adverse public health developments have certain adverse impact for a period of time on the electricity growth nationwide, coal production and transportation and our normal operating activities, including disruptions from the temporary closure of offices, suspension of business travel or other disruptions on our normal working schedules, restrictions on our employees’ ability to travel, and other similar disruptions on our normal operation arrangements, which, in aggregate, may have material impacts on our business, financial condition and results of operations. We have taken measures in response to the outbreak, including the adoption of more stringent workplace sanitation measures, which may have negative impact on our results of operations and financial status. While such measures are expected to be temporary, the duration of the business disruption and related financial impact cannot be reasonably estimated at this time. The extent to which this outbreak impacts our results will depend on future developments, which are highly uncertain and cannot be predicted at this time, including new information which may emerge concerning the severity of this outbreak and the actions to contain this outbreak or treat its impact, among others. We will keep continuous attention on the change of situation and make timely response and adjustments in the future.
Risks relating to doing business in the PRC
China’s economic, political and social conditions as well as government policies could significantly affect our business
As of December 31, 2019, the majority of our business, assets and operations are located in China. The economy of China differs from the economies of most developed countries in many respects, including government involvement, control of foreign exchange, and allocation of resources.
The economy of China has been transitioning from a planned economy to a more market-oriented economy. After multiple years of strenuous and sustained economic restructuring reforms, China has become a leading player in the global economy and a major contributing force to the economic revival and growth worldwide. The PRC Government has implemented economic reform measures emphasizing utilization of market forces in the development of the economy of China and a higher level of autonomy for the private sector. Some of these measures will benefit the overall economy of China, but may have a negative effect on us for a short term. For example, our operating results and financial condition may be adversely affected by changes in power tariff for our power plants, cost of fuels, increasingly stringent environment protection policies, and changes in State policies affecting the power industry. Furthermore, due to the complicated international macro-political and economic situations, China’s economic growth is slowing down in recent years, which may lead to tougher competition environment and certain economic adjustment measures. If we cannot adjust our operating strategies accordingly, our business, financial status and operating results may be negatively and materially impacted.

In addition, the economy of China may be impacted by other factors beyond control of PRC Government.  There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.
Interpretation of PRC laws and regulations involves significant uncertainties
The PRC legal system is based on written statutes and their interpretation by the Supreme People’s Court. Prior court decisions may be cited for reference but are not considered as binding precedents.
We are subject to certain PRC regulations governing PRC companies that are listed overseas. These regulations contain certain provisions that are required to be included in the articles of association of these PRC companies and are intended to regulate the internal affairs of these companies. As the PRC regulations are constantly evolving with the goal of better protecting shareholder’s interests, we may face greater uncertainties in the interpretation of PRC laws and regulations. Furthermore, the PRC regulations for protection of shareholder’s rights are different from those applicable in the United States and/or exchanges where we are listed. Therefore we made it our policy to adopt the strictest standards of any listing rules potentially applicable to us. Some of these standards are incorporated in our articles of association and bylaws with the view to providing most protection for the interests of our shareholders.
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
Our operations in Singapore depend on market demand and are subject to competition. Overall power system demand grew by 2.45% in 2019 over 2018. The future growth is highly dependent on a sustained recovery in the Singapore and global economies. The liberalization of Singapore’s power market and the further deregulation of its power industry have resulted in more intense competition among the power generation companies in Singapore. Tuas Power Group, or Tuas Power, one of our wholly owned business units, is one of the three largest power generation companies in Singapore. If Tuas Power is unable to compete successfully against other power generation companies in Singapore, its business, prospects, financial condition and results of operations may be adversely affected.
An electricity futures market was also established in 2015 through an incentive scheme by the authority to market makers (MM) in the futures market. This has attracted independent retailers which are expected to exert some price competition in the retail market. A Demand Response (DR) scheme has been established which could potentially introduce further price competition in the wholesale generation market in Singapore. Furthermore, the Singapore government recently announced plans to raise the adoption of solar energy to 350 MWp by 2020 and  at least 2,000 MWp by 2030, compared to around 300 MWp in third quarter 2019.
TP Utilities Pte Ltd (“TPU”), an entity in Tuas Power Group, sells utilities, such as steam, industrial water and demineralized water to industrial customers for their direct consumption. The time of potential customers of TPU to site their premises, if at all, is subject to microeconomic situations. The demand of the utilities by these customers may vary as well. Despite Tuas Power’s efforts to develop its facilities in stages and/or in modules to provide sufficient capacity matching the demand, and require customers to pay minimum capacity payment charges to mitigate the demand risk, its business and results of operations may be adversely affected by fluctuation in demand.

Regulatory changes of the vesting regime in Singapore could expose Tuas Power to electricity price volatility and adversely affect its business and results of operations
Tuas Power derives its revenue mainly from sale of electricity to the National Electricity Market of Singapore (the “NEMS”) through a bidding process and vesting contracts under which a significant portion of power sales is predetermined by the Energy Market Authority (“EMA”). The vesting contract regime in Singapore is targeted at mitigation of market power in the wholesale electricity spot market. The regime achieves this objective by assigning a quantity of vesting contracts to generation companies, thereby limiting their incentives to exercise whatever level of market power they may possess. Vesting contracts are a form of bilateral contract imposed/vested on the major power generation companies in Singapore. Vesting contract price is set by the EMA, which is Singapore’s power market regulator. Vesting contract price is set at the long run marginal cost of the most efficient base-loaded technology plant employed in Singapore and is reviewed every two years. On a quarterly basis, the EMA allows for vesting contract quantity to be adjusted to account for changes in demand (due to seasonality) and the vesting contract price to be adjusted to account for inflation and changes in fuel prices. Such a mechanism helps protect the profit margins of the power generation companies in the Singapore market, such as Tuas Power, to a large degree. The quantity of vesting contract allocated to the power generation company depends on the proportion of such power generation company’s capacity to the total licensed or planned generation capacity at the commencement of the vesting contracts regime. A portion of the volume under the Vesting Contract Scheme has also been allocated to the LNG Vesting Scheme - an incentive scheme where players who have committed to an initial tranche of LNG for Singapore are allocated electricity sale contracts. The volume allocated to the generation companies under the LNG vesting scheme is fixed for a period of 10 years until 2023. Following EMA’s review of the Vesting Contract Regime in 2016, it is determined that the vesting contract level shall be maintained at 25% until the end of the first half of 2018 and it shall be reduced to LNG vesting level by the second half of 2019. The vesting contract regime will be phased out by 2023 when the LNG vesting contract expires, which could lead to volatility in electricity prices and adversely affect our business, financial condition and results of operation.
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
Since June 2019, EMA has been embarking on an industry consultation process on the implementation of a Forward Capacity Market (“FCM”). EMA indicates that it is planning to develop and implement a FCM, which shall function together with the current real-time wholesale spot energy market with ancillary services, to meet the objectives of (i) maintaining resource adequacy by providing adequate incentives to the existing and new generation capacity, and (ii) maximizing economic efficiency to minimise long-run costs to consumers. The targeted time of implementation is in the first quarter of 2021.
The fuel cost of Tuas Power is exposed to volatility of international fuel price and foreign currency risk
The fuel for Tuas Power consists of natural gas, coal, biomass, fuel oil and diesel oil. Since the procurement price of natural gas is closely linked to oil price and the procurement price of coal and biomass is linked to a coal index, the fuel cost of Tuas Power is exposed to the volatility of international oil and coal prices. The prices of oil changed in a very volatile manner during the last quarter of 2019. In anticipation of the IMO 2020, the high sulfur fuel oil price is generally on the downward trend. The price of coal was moving downward gradually over the months in 2019 which helped to reduce the total coal purchase for the TMUC plant. In addition, the commitments for the purchase of fuel are denominated in U.S. dollars, which further exposes Tuas Power to foreign currency risk. Any increase in fuel price and/or appreciation of the U.S. dollar against the Singapore dollar will translate into an increase in fuel cost for Tuas Power. Part of this increase can be passed through electricity sale contracts and utilities sale contracts, while fuel and foreign exchange hedging strategies done appropriately will mitigate the impact of such increase. No assurance can be given that such increase will not adversely affect results of its operation. Tuas Power is highly dependent upon the import of gas via pipelines from Indonesia. Any disruption of such supply would impact the normal operation of Tuas Power significantly. This risk has been mitigated through Tuas Power’s contract to buy LNG for its incremental needs, although there is no assurance that, in the event of fuel supply shortfall, Tuas Power’s operations will not be adversely affected.

Risks relating to our operations in Pakistan
Our operations in Pakistan are subject to a number of risks, including, among others, risks relating to enforcement of the existing agreements and governmental policies on tariff pricing and power dispatching. Any of these risks could materially and adversely affect the business, prospects, financial condition and results of operations of our Sahiwal Power Plant.
Any change to, or breach of, the current agreement with the NEPRA may have adverse impact on Sahiwal Power Plant’s business and result of operations.
Pursuant to the agreement entered into between Sahiwal Power Plant and the National Electric Power Regulatory Authority (the “NEPRA”) of Pakistan, power generated by Sahiwal Power Plant shall be sold to Central Power Purchasing Agency (the “CPPA”) of Pakistan at the upfront tariff rate pre-established according to the relevant pricing Decision of the Authority issued by the NEPRA and the abovementioned agreement between Sahiwal Power Plant and NEPRA. The upfront tariff, consisting of energy purchase price and capacity purchase price, to a large extent reflects the investment made, and costs incurred, by us for the construction and operation of Sahiwal Power Plant, and subject us to relatively low operating risks relating to Sahiwal Power Plant.
However, we cannot assure you that the NEPRA or the CPPA will not change such agreement in the future, or that the terms and conditions of such agreement will be duly followed or enforced. If current agreement with the NEPRA is changed or breached, the operation, financial status and financial and operating results of Sahiwa Power Plant may be materially and adversely impacted.
Any change to the current governmental policy on tariff pricing and power dispatching may have adverse impact on Sahiwal Power Plant’s business and results of operations.
By a Decision of the Authority released in January 2019, the NEPRA provided to Sahiwal Power Plant with the approved tariff structure and the pricing details as well as dispatch criteria, which were based on the current upfront tariff structure, pricing methods and power purchase regime as provided by the relevant governmental rules and policies. If any of such rules and policies is changed, the NEPRA or the CPPA may be forced to change, or even terminate, the current tariff pricing and dispatching regime applicable to our Sahiwal Power Plant, which may have material and adverse impact on its operation and financial performance.
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
As resolved at the second meeting of the 8th session of the board of the Company on October 13, 2014 and adopted at the third extraordinary general meeting of the Company, we entered into the Huaneng Group Interests Transfer Agreement with Huaneng Group, and the HIPDC Interests Transfer Agreement and the Chaohu Power Interests Transfer Agreement with HIPDC. Pursuant to these transfer agreements, we acquired from Huaneng Group 91.8% interests of Hainan Power, 75% interests of Yangluo Power, 53.45% interests of Suzhou Thermal Power, 97% interests of Dalongtan Hydropower and 100% interests of Hualiangting Hydropower at a total price of RMB7.338 billion, and acquire from HIPDC 60% interests of Chaohu Power, 100% interests of Ruijin Power, 100% interests of Anyuan Power, 100% interests of Jingmen Thermal Power and 100% interest of Yingcheng Thermal Power Interests at a total price of RMB1.938 billion. The total consideration is RMB9.647 billion after adjustment of the profits generated from the date of valuation to the acquisition date in accordance with the equity transfer agreements. The transaction was completed in January 2015.
On October 14, 2016, the Company signed the Agreement for the Transfer of Equity Interests in Certain Companies with Huaneng Group (the “Transfer Agreement”). Pursuant to the Transfer Agreement, the Company shall accept the transfer of (i) 80% equity interest of Huaneng Shandong Power Limited; (ii) 100% equity interest of Huaneng Jilin Power Limited; (iii) 100% equity interest of Huaneng Heilongjiang Power Limited; and (iv) 90% equity interest of Huaneng Henan Zhongyuan Gas Power Generation Co., Ltd. from Huaneng Group for the consideration of RMB15,501 million after certain adjustment of the profits generated from the date of valuation to the acquisition date in accordance with the equity transfer agreements. This transaction was considered and approved at the 21st meeting of the Eighth Session of the Board held on October 14, 2016, and was considered and approved at the 2016 Second Extraordinary General Meeting held on November 30, 2016. The acquisition was completed on January 1, 2017, and the total consideration has been settled in cash by December 31, 2017 after netting off with the receivables due from Huaneng Group.
On July 31, 2018, Shandong Power (a subsidiary of the Company) and Taishan Power entered into the Transfer Agreement, pursuant to which Shandong Power shall acquire from Taishan Power (i) 75% interests in the registered capital of Shandong Huaneng Liaocheng Thermal Power Company Limited (“Liaocheng Thermal Power”), (ii) 80% interests in the registered capital of Shandong Huaneng Laizhou Wind Power Generation Company Limited (“Laizhou Wind Power”), (iii) 80% interests in the registered capital of Shandong Huaneng Laiwu Thermal Power Company Limited (“Laiwu Thermal Power”), and (iv) 15% interests in the registered capital of Huaneng Laiwu Power Generation Limited (“Laiwu Power Generation”) at the consideration of RMB1,800,020,000. Upon completion of the Transfer, Liaocheng Thermal Power, Laizhou Wind Power and Laiwu Thermal Power became subsidiaries of Shandong Power.
On July 31, 2018, Huaneng Shandong Power Generation Co., Ltd. (“Shandong Power Generation”) and Huaneng Taishan Electric Power Co., Ltd. (“HTEP”), both of which were holding subsidiaries of the Company, entered into the Transfer Agreement on Certain Company Interests Between Huaneng Taishan Electric Power Co., Ltd. and Huaneng Shandong Power Generation Co., Ltd. In December 2018, as certain wind turbines of Laizhou Wind Power were demolished at the request of the local government, according to the provisions of the above agreement, Shandong Power Generation had transferred back 80% of the interests in Laizhou Wind Power to Huaneng Energy and Transportation Industrial Holdings Ltd., the designated third party of Taishan Power, in December 2019.
See “Item 5 Operating and Financial Reviews and Prospects – Liquidity and Cash Resources” for a description of our principal capital expenditures since the beginning of the last three financial years.
B.	Business overview
We are one of the China’s largest independent power producers and we have been striving for innovations in technologies, structure, and management since its incorporation. We were the first to introduce a 600 MW supercritical generating unit into China and we also started operating the first domestically built single 1,000 MW ultra-supercritical coal-fired generating unit, and the first digitalized 1,000 MW ultra-supercritical coal-fired generating unit in China. We completed the construction of the first 1,000 MW generating unit in the world using sea water desulphurization facilities and the 660 MW high-efficiency ultra-supercritical coal-fired generating unit with the highest parameter in China. We completed the construction of the first double reheat ultra-supercritical coal-fired generating unit, and developed the technology for synergistic treatment of fuel gas of coal-fired power plants, which was successfully applied in various environmental protection renovation and newly-constructed projects. We completed the offshore wind power project with the largest generating capacity in Asia and was the first to realize mass production of the wind turbine of 5 MW in China. We also invested and operated the most advanced gas turbine with the largest generation capacity and heat supplying capacity in China. The technical and economic indicators as well as the overall manpower efficiency of the Company have been remaining at the forefront in China’s power industry.

As of December 31, 2019, we had controlling generating capacity of 106,924 MW, and total generating capacity of 93,676 MW on equity-ownership basis.
Operations in China
We are engaged in developing, constructing, operating and managing large scale coal-fired and gas turbine power plants, new energy power projects and related facilities, including ports, marine transportation and power distribution. Our domestic power plants are located in 26 provinces, autonomous regions and provincial-level municipalities. In 2019, the Company proactively adapted to the changes in the market and anticipated the dynamics of the reforms in national economy and power market system to promptly realign our operating strategy. Throughout the year, we maintained stable operation of safe and clean production, achieved notable results in improving quality and efficiency, made headway in optimizing the structure, and strengthened our corporate governance. As a result, we have satisfactorily achieved our annual business objectives and maintained our leading position in the industry.
In 2019, new generating units with a total installed capacity of 1,286 MW were put into operation. In 2019, our total domestic power generation from all operating power plants on a consolidated basis amounted to 405.006 billion kWh, representing an decrease of 5.91% from 2018. The annual average utilization hours of our domestic generating units reached 3,915 hours. Our fuel cost per unit of power sold by domestic power plants decreased by 5.77% from the previous year to RMB 223.22 per MWh.
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
Operations in Singapore
Tuas Power, one of our wholly owned business units, operates in Singapore and is engaged in the business of generation, wholesale and retail of power and other relating utilities. Tuas Power is comprised of Tuas Power Ltd (“TPL”), the investment holding company, and seven subsidiaries. Among these subsidiaries, Tuas Power Generation Pte. Ltd. (“TPG”) is the electricity generation company that owns 100% of Tuas Power Supply Pte Ltd (“TPS”), which is the retail arm of TPG. Separately, TPU, a wholly owned subsidiary of TPL is engaged in the business of production and supply of utilities to industrial customers at Tembusu, Jurong Island in Singapore, as well as the generation of electricity dispatched to the electricity wholesale market. We have consolidated Tuas Power’s results of operations since March 2008. The total assets and revenue of Singapore operations represented approximately 6.75% and 7.66%, respectively, of our consolidated total assets and revenue as of and for the year ended December 31, 2019. In 2019, the power generated by Tuas Power in Singapore accounted for 20.7% of the total power generated in Singapore, slightly lower than 2018.
Operations in Pakistan
We engaged in the business of generation, wholesale and retail of power and other relating utilities through our subsidiaries, Huaneng Shandong Ruyi (Pakistan) Energy (Private) Co., Ltd. (“Ruyi Pakistan Energy”) and Shandong Huatai Electric Power Operation & Maintenance (Private) Co., Ltd. (“Huatai Power”) and their subsidiaries. We have consolidated results of operations of Ruyi Pakistan Energy and Huatai Power since December 31, 2018. The total assets and revenue of Pakistan operations represented approximately 3.36% and 2.76%, respectively, of our consolidated total assets and revenue as of and for the year ended December 31, 2019.

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
Development of power plants in Singapore
The Singapore electricity industry had traditionally been vertically integrated and owned by the government. Since 1995, steps have been taken to liberalize the power industry, including the incorporation of the Public Utilities Board (PUB) in 1995, establishment of Singapore Electricity Pool (SEP) in 1998, formation of Energy Market Authority (EMA) in 2001, and the evolvement of the SEP into the New Electricity Market of Singapore (NEMS) in 2003. The EMA is a statutory body responsible for the economic, technical and competition regulation of the gas and electricity industry in Singapore. In carrying out its functions as the regulator of the power sector, EMA is empowered under the Electricity Act to issue and enforce licenses, codes of practices and performance standards. Energy Market Company Pte Ltd. (the "EMC") is the market company licensed to operate the wholesale market, or the NEMS.
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
The EMA intends to keep the increase and decrease in generating capacity commercially driven as far as practicable. As a precaution against the risk of insufficient generating capacity in the system, the EMA has planned to  implement a competitive auction-based mechanism, i.e. FCM, to maintain the reserve margin at no less than the required 30% by providing adequate incentives to existing generation capacity and new investment. FCM also aims to facilitate orderly entry and exit of the generation capacity by taking into account of the FCM auction outcomes, up to 4 years in advance. EMA has targeted to implement the proposed schemeby first quarter of 2021.
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
EMA issued a Singapore Electricity Market Outlook (“SEMO”) 2019, which provides a long-term outlook of the energy market, such as the projected supply and demand conditions to facilitate power generation investment decisions. Based on the data provided by EMA, annual system demand and system peak demand are projected to grow at a CAGR of 1.5 – 2.1% over the next 10 years (2020 to 2030), while a net reduction of about 2,800 MW of generation capacity, through retirement or mothballing plans, is projected over the next 2 years (2020 to 2021).
We have developed the Tembusu Multi-Utilities Complex (the "TMUC") in Singapore. The TMUC was developed in two phases. Phase 1 consists of 1 x 450 t/h coal-biomass co-fired circulated fluidized bed boiler, 2 x 200 t/h diesel/natural gas-fired boilers and 1 x 101MW steam turbine-generator, and other components of the plant. Phase 2 consists of 1 x 450 t/h coal-biomass co-fired circulated fluidized bed boiler, 1 x 200 t/h diesel/natural gas-fired boiler and 1 x 32.5MW steam turbine-generator, and other components of the plant. Phase 1 and Phase 2 commenced commercial operations in March 2013 and June 2014 respectively. The first train of 62.5 m3/h wastewater treatment facility commenced commercial operation in September 2015. TPL owns 100% equity interest in this project.
TPL collaborated with ST Marine Pte. Ltd. (ST Marine), an affiliate of Singapore Temasek Holdings, to participate in the tender for Singapore’s Public Utilities Board (PUB)’s fifth desalination plant project under a Develop-Build-Own-Operate (BDOO) scheme on July 6, 2017. The capacity of the desalination plant is 30 MIGD (137,000 cubic meter per day). The desalination plant is located at Tembusu Jurong Island, adjacent to TMUC in order to achieve synergy. TPL and ST Marine incorporated a concession company, TP-STM Water Resources Pte. Ltd. (TP-STM Water Resources), on November 1, 2017 and executed the Water Purchase Agreement (WPA) with PUB on November 6, 2017. TPL owns 60% equity interests in TP-STM Water Resources. The construction of the desalination plant commenced in August 2018. The project commercial operation date (PCOD) is scheduled for June 2020. The term of concession is 25 years from the PCOD.

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
On March 28, 2005, the NDRC issued the Interim Measures on Regulation of On-grid Tariff, the Interim Measures on Regulation of Transmission and Distribution Tariff, and the Interim Measures on Regulation of End-user Tariff, or collectively the “Interim Measures,” to provide guidance for the reform of tariff-setting mechanism in the transition period. Under the Interim Measures, the tariff is classified into on-grid tariff, transmission and distribution tariff and end-user tariff. Transmission and distribution tariff will be instituted by the government. The end-user tariff will be based on on-grid tariff and transmission and distribution tariff. The government is responsible for regulating and supervising power tariffs based on the principles of promoting efficiency, encouraging investment and improving affordability.
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

In December 2017, NDRC issued Circular on the Pricing Policy of Photovoltaic Projects in 2018, From January 1, 2018, standard on-grid tariffs for Class I, Class II and Class III solar powers were adjusted to RMB0.55 per kWh, RMB0.65 per kWh and RMB0.75 per kWh, respectively (tax included). All distributed photovoltaic projects commencing operation after January 1, 2018, adopting “Self Generate, Self Consume, with Spare Power Put On-grid” model, shall apply a subsidy of RMB0.37 per kWh. All distributed photovoltaic projects adopting “All Power Put On-grid” model shall apply the price set by the region they locate at.
In May 2018, the NDRC, NEA and MOF issued Circular on the Issues related to Photovoltaic Projects in 2018, reducing the standard on-grid tariffs by RMB0.05 for each of Class I, Class II and Class III solar powers. All distributed photovoltaic projects commencing operation after the issuance of the circular, adopting “Self Generate, Self Consume, with Spare Power Put On-grid” model, shall apply a subsidy of RMB0.32 per kWh. All distributed photovoltaic projects adopting “All Power Put On-grid” model shall apply the price set by the region they locate at. In June 2018, the NDRC, NEA and MOF issued the Notice on Releasing the Catalogue of Additional Subsidies for Renewable Energy Tariff (the Seventh Group), which provides that on-grid renewable energy projects incorporated in the catalogue shall not receive the subsidy from the fund of additional subsidies for renewable energy tariff.
In 2019, NDRC and NEA successively issued, among others, Notice on Regulating the Management of Priority Generation and Priority Purchase Plan, Notice on Establishing and Perfecting Renewable Energy Power Consumption Guarantee Mechanism, Notice on Full Release of Power Generation and Utilization Plan for Operating Power Users, and Guidance on Deepening the Reform of the On-grid Tariff Formation Mechanism for Coal-fired Power to guarantee the purchase of clean energy such as wind power and solar power, increase the utilization rate of renewable energy, and reduce the amount of abandoned wind and solar power. In principle, the power generation and utilization plans for operating power users are all opened up with scope of power transactions further expanded. The current on-grid tariff benchmark mechanism has been changed to the market pricing mechanism of "floating around base price," and the previous coal-power price linkage mechanism has been cancelled.
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
In addition, the major power generation companies, including Tuas Power, are obliged to hold vesting contracts. Vesting contracts are a form of the bilateral contract imposed/vested on the generation companies who had been licensed by the EMA before the establishment of NEMS. Market Support Services Licensee is the counterparty to all of the vesting contracts, and the vesting contracts are settled between the parties through the EMC’s settlement system. The quantity of vesting contract allocated to the power generation company depends on the proportion of such power generation company’s capacity to the total licensed or planned generation capacity at the commencement of the vesting contract regime. Vesting contract price is set by the EMA at the long-run marginal cost and is adjusted by the EMA on a periodic basis for changes in the long-run marginal cost and on a quarterly basis for inflation and changes in fuel prices and electricity demand. Such mechanism helps protect the profit margins of the power generation companies in the Singapore market. The contract quantity and price are currently recalculated every three months. Following the review of vesting contract regime by EMA in 2016, it is determined that the vesting contract level will maintain at 25% until the end of first half of 2018 and reduce to LNG vesting level by the second half of 2019. The vesting contract regime will be phased out by 2023 when the LNG vesting contracts expire. There will be increased exposure to pool prices which are volatile in nature. The authority has introduced a demand response scheme where loads can choose to participate in peak load shaving and share in part of the consumer surplus and an Electricity Futures Market which attracts independent retailers to enter the Singapore market. We continue to monitor closely and evaluate the impact of such markets on our business.
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
Pricing Policy in Pakistan
In 2013, the NEPRA reviewed a proposal from Private Power Infrastructure Board for determination of upfront tariff for power generating enterprises based on imported as well as local coal other than Thar coal. Such proposal was based on data gathered from different sources, including feasibility studies of Engro Group, Applied Energy Services and certain tariff determinations of the NEPRA. After due process, determination in the matter of upfront tariff for the Project on Imported/Local Coal (Other than Thar Coal) was issued on June 6, 2013. Later, Government of Pakistan, through Ministry of Energy (formerly known as Ministry of Water & Power), filed a request dated February 11, 2014 for reconsideration of the aforementioned decision determining the upfront tariff for coal power projection. The NEPRA admitted the Government’s reconsideration request and issued a new decision in June 2014. Power generating entities can choose to opt such determined upfront tariff. Huaneng Shandong Ruyi (Pakistan) Energy (Private) Limited, the operating entity of the Sahiwal Power Plant, opted the upfront tariff in 2015 and applied for the adjustment of the element components of such tariff in 2018. The modification was approved in 2019.
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
In 2019, with the continuous deepening of power system reform, the Chinese government has adopted the following regimes for power market management and tariff formation: (i) the power generation of power plants consists of base power generation and market trading power generation, the plan of the former is formulated and issued by the government authority and the amount and price of the latter are determined by various market players through bilateral negotiation and platform bidding process. The Chinese government will continue to advance the reform of power system, further strengthen the construction of the power market, and vigorously promote the medium and long-term power exchanges, spot trading market, market-oriented auxiliary service trading market, etc., to improve the efficiency of resource allocation.
In general, establishing liberalized power markets represents the general trend in China’s power market reform, which is conducive to creating a competitive environment that is fair, transparent and equitable.
Power sales in Singapore
According to EMC, the total registered capacity in commercial operation for 2019 in Singapore was 12,440 MW, of which 10,512 MW belonged to CCGT/Cogen/Trigen facilities. In 2019, the peak demand for electricity was 7,195 MW against 2018’s 7,071 MW. The power market in Singapore is competitive, and power generation companies compete to sell their power output into NEMS through a bidding process with hedging via vesting contracts and retail sales. The Vesting Contract Scheme has dropped to LNG vesting level in second half of 2019. The decrease in allocated vesting contract volumes will have to be made up through increased retail sales or increased exposure to pool prices which are volatile in nature.
The volatility in the sales price of the revenue associated with the sale of electricity in the NEMS is effectively managed via vesting contracts and direct retail sales which is carried out through a Tuas Power’s subsidiary. The effective tariffs Tuas Power received for its electricity output are thus largely dependent on the vesting contract prices and volumes as well as prices secured under retail sales. The EMA has launched the Open Electricity Market (previously known as Full Retail Contestability) in April 2018 progressively based on geographical zones and the nationwide launch of the Open Electricity Market was completed.
Utility sales in Singapore
In 2019, TMUC sold 2,264,884MT of steam to customers, a decrease of 5% as compared to 2,385,087 MT in 2018.
Power sales in Pakistan
In 2015, the CPPA assumed the business of National Transmission and Dispatch Company pertaining to the market operations and presently functioning as the market operator in accordance with Rule-5 of the NEPRA Market Operator (Registration, Standards and Procedure) Rules, 2015. The CPPA’s functions includes, among others, procurement of power on behalf of distribution companies (the “DISCOs”). Power generating entities such as Sahiwal Power Plant sell power to CPPA directly, which shall sell power to DISCOs for their further distribution and selling of powers to users.
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

In 2019, we purchased 183 million tons of coal and consumed 182 million tons of coal. Of our total coal purchases, 62% was purchased under annual contracting arrangements and the remainder was purchased on the open market. The coal purchase price for our Company, including transportation costs and miscellaneous expenses, averaged approximately RMB505.12 per ton in 2019, representing a decrease of 8.38% compared to 2018. Our average unit fuel cost in 2019 decreased by 5.77% from that in 2018.
Singapore’s Tuas Power used coal as primary fuel for its TMUC’s cogeneration plants. Coal is procured from coal producers in Indonesia via two long-term coal supply contracts with 10 year and 15-year terms respectively, and short-term contracts. The prices are indexed to the Global Coal Newcastle Index and HBA (Coal Reference Price which is regulated by Indonesia Government) Index. In 2019, Tuas Power purchased more volume from the open market and with the downtrend of coal prices, there was cost savings in this spot purchase compared to the term contract pricing.
Gas
Currently, the Company has 11 Combined Cycle Gas Turbine Power Plants (“CCGT”) in China, including:
•	Huaneng Shanghai Combined Cycle Gas Turbine Power Plant (“Shanghai CCGT”) with gas supply transported through the pipeline of “West-East Gas Transport Project”;
•	Huaneng Jiangsu Jinling Combined Cycle Gas Turbine Power Plant (“Jinling CCGT”) with gas supply transported through the pipeline of “West-East Gas Transport Project”;
•	Huaneng Beijing Co-generation CCGT Power Plant (“Beijing Co-generation CCGT”) with gas supply transported through Shaanxi-Beijing Pipeline;
•	Huaneng Zhejiang Tongxiang Combined Cycle Gas Turbine Power Plant (“Tongxiang CCGT”), with gas supply transported through the pipeline of “West-East Gas Transport Project”;
•	Huaneng Chongqing Liangjiang Combined Cycle Gas Turbine Power Plant (“Liangjiang CCGT”) with gas supply transported through the pipeline of “West-East Gas Transport Project”;
•	Huaneng Tianjin Lingang Combined Cycle Gas Turbine Co-generation Power Plant (“Lingang CCGT Co-generation”) with gas supply by CNOOC Tianjin Trading Branch and Petro China Tianjin Trading Branch;
•	Huaneng Shanxi Dongshan Combined Cycle Gas Turbine Power Plant (“Dongshan CCGT”) with gas supply transported through Shaanxi-Beijing Pipeline II;
•	Huaneng Hainan Nanshan Combined Cycle Gas Turbine Power Plant (“Nanshan CCGT”) with gas supply by CNOOC Hainan Branch;
•	Huaneng Zhongyuan Combined Cycle Gas Turbine Power Plant (“Zhongyuan CCGT”) with gas supply transported through the pipeline of “West-East Gas Transport Project”;
•	Huaneng Jiangsu Suzhou Combined Cycle Gas Turbine Co-generation Power Plant (“Suzhou CCGT Co-generation”) with gas supply transported through the pipeline of “West-East Gas Transport Project”; and
•	Huaneng Guangxi Guilin Distributed Energy Project (“Guilin Distributed Energy”) with gas supply by Petro China Nanning Branch.
In addition, Tuas Power in Singapore has five gas-fired combined cycle generating units and three gas-fired backup boilers. The piped gas for Tuas Power is provided by Pavilion Energy Singapore Pte Ltd and Sembcorp Gas Pte Ltd., whereas LNG is provided by Shell Gas Marketing Pte Ltd.

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
•
for imported units of and above 300MW, and domestically-built units of and above 600MW, we arrange an A-grade repairs and maintenance after 60,000 EOH, after which, we arrange a B-grade repairs and maintenance after 30,000 EOH each;

•
for domestically-built units below 600MW, we arrange an A-grade repairs and maintenance after 40,000 EOH, after which we arrange a B-grade repairs and maintenance after 20,000 EOH each, provided, that a C-grade repairs and maintenance shall be conducted after 10,000 EOH or 18 months, whichever is longer;

•	for all units not scheduled for any A-grade, B-grade or C-grade repairs and maintenance within a calendar year, a D-grade repairs and maintenance shall be arranged;
•	for all high backpressure heating units and circulating fluidized bed boilers, we arrange a separate D-grade repairs and maintenance each calendar year;
•	in principle, we arrange no C-grade or above repairs and maintenance for units newly put into operations, but only one D-grade repairs and maintenance for every two units; and
•	for CCGT units, we arrange repairs and maintenance pursuant to the long-term servicing agreement.
C.	Organizational structure
We are 32.28% owned by HIPDC, which in turn is a subsidiary of Huaneng Group. Huaneng Group was established in 1988 with the approval of the State Council. Huaneng Group also holds a 13.31% equity interest in us in addition to HIPDC’s ownership. In 2002, Huaneng Group was restructured as one of the five independent power generation group companies to take over the power generation assets originally belonging to the State Power Corporation of China. Huaneng Group has a registered capital of RMB20 billion and is controlled and managed by the central government. Huaneng Group is principally engaged in the development, investment, construction, operation and management of power plants; organizing the generation and sale of power (and heat); and the development, investment, construction, production and sale of products in relation to energy, transportation, new energy and environmental protection industries.
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
The following organizational chart sets forth the organizational structure of HIPDC and us as of March 31, 2020:

___________________________
Notes:
*
Huaneng Group indirectly holds 100% equity interests in Pro-Power Investment Limited through its wholly owned subsidiary, China Hua Neng Hong Kong Company Limited, and Pro-Power Investment Limited in turn holds 25% equity interests in HIPDC. As a result, Huaneng Group beneficially holds 100% of equity interests in HIPDC.

**
9.91% was directly held by Huaneng Group, 3.01% was held by Huaneng Group through its wholly owned subsidiary, China Hua Neng Hong Kong Company Limited, and the remaining approximately 0.39% was held by Huaneng Group through its subsidiary, China Huaneng Finance Corporation Limited.

For a detailed discussion of the Company’s subsidiaries, see Note 9 to the Financial Statements.
D.	Property, plants and equipment
The following table presents certain summary information on our power plants as of December 31, 2019.
Plant or Expansion	Actual In-service Date	Current Installed Capacity	Ownership	Attributable Capacity	Type of Fuel
(Names as defined below)		(MW)%		MW

Heilongjiang Province
Xinhua Power Plant	Unit I: Sep. 1979	1 x 200	70%	140	Coal
	Unit II: Sep. 2005	1 x 330	70%	231
Hegang Power Plant	Unit I: Nov. 1998	1x 300	64%	192	Coal
	Unit II: Nov. 1999	1x 300	64%	192
	Unit III: Apr. 2007	1 x 600	64%	384
Daqing Co-generation	Unit I: Jun. 2013	1 x 350	100%	350	Coal
	Unit II: Aug. 2013	1 x 350	100%	350
Yichun Co-generation	Unit I: Sep. 2015	1 x 350	100%	350	Coal
	Unit II: Dec. 2015	1 x 350	100%	350
Sanjiangkou Wind Power	66 turbines: Feb. 2010	99	82.85%	82	Wind
Linjiang Jiangsheng Wind Power	66 turbines: Oct. 2015	99	82.85%	82	Wind
Daqing Heping Aobao Wind Power	32 turbines: Dec. 2011	96	100%	96	Wind
	32 turbines: May 2012	96	100%	96

Plant or Expansion	Actual In-service Date	Current Installed Capacity	Ownership	Attributable Capacity	Type of Fuel
(Names as defined below)		(MW)%		MW
	32 turbines: Dec. 2013	96	100%	48
Zhaodong Dechang Photovoltaic	Dec. 2017	20	100%	20	Solar
Shuangyu Photovoltaic
Shuangyu Photovoltaic	Jul. 2018	20	100%	20	Solar
Xinhua Photovoltaic	Jun. 2018	20	100%	20	Solar
Donghai Photovoltaic	Jul. 2018	20	100%	20	Solar

Jilin Province
Jiutai Power Plant	Unit I: Oct. 2009	1 x 670	100%	670	Coal
	Unit II: Dec. 2009	1 x 670	100%	670
Changchun Co-generation	Unit I: Dec. 2009	1 x 350	100%	350	Coal
	Unit II: Apr. 2010	1 x 350	100%	350
Nongan Biomass	Dec. 2011	1 x 25	100%	25	Biomass
Linjiang Jubao Hydropower	Sep. 2004	2 x 10	100%	20	Solar
Zhenlai Wind Power	33 turbines: Jun. 2009	49.5	100%	49.5	Wind
	33 turbines: Dec. 2011	49.5	100%	49.5
Siping Wind Power	50 turbines: Oct. 2010	75	100%	75	Wind
	25 turbines: Nov. 2010	50	100%	50
	50 turbines: Dec. 2010	75	100%	75
	2 turbines: 2019	6	100%	6
Tongyu Tuanjie Wind Power	74 turbines: Dec. 2015	148	100%	148	Wind
Linjiang Jubao Photovoltaic	Jun. 2017	15	100%	15	Solar
Zhenlai Photovoltaic	Jun. 2018	20	50%	10	Solar

Liaoning Province
Dalian Power Plan
Phase I	Unit I: Sep. 1988	2 x 350	100%	700	Coal
	Unit II: Dec. 1988
Phase II	Unit III: Jan. 1999	2 x 350	100%	700	Coal
	Unit IV: Jan. 1999
Dandong Power Plant	Unit I: Jan. 1999	2 x 350	100%	700	Coal
	Unit II: Jan. 1999
Yingkou Power Plant
Phase I	Unit I: Jan. 1996	2 x 320	100%	640	Coal
	Unit II: Dec. 1996
Phase II	Unit III: Aug. 2007	2 x 600	100%	1,200	Coal
	Unit IV: Oct. 2007
Yingkou Co-generation	Unit I: Dec. 2009	2 x 330	100%	660	Coal
	Unit II: Dec. 2009
Wafangdian Wind Power	24 turbines: Jun. 2011	48	100%	48	Wind
Changtu Wind Power	33 turbines: Nov. 2012	97.5	100%	97.5	Wind
	24 turbines: Oct. 2014
Suzihe Hydropower	2012	3 x 12.5	100%	37.5	Hydro
Dandong Photovoltaic	May. 2016	10	100%	10	Solar
Yingkou Co-generation Photovoltaic	Jun. 2016	10	100%	10	Solar
Yingkou Co-generation Wind Power	May 2019	12.5	100%	12.5	Wind
Xianrendao Co-generation	Mar. 2017	1 x 50	100%	50	Coal
Yingkou Xianrendao Co-generation Power	Mar. 2017	2*50	100%	100	Coal
Jianchang Bashihan Photovoltaic
Phase I	Aug. 2017	22.03	100%	22.03	Solar
Phase II	Aug. 2017	22.03	100%	22.03	Solar
Xiao Deyingzi Photovoltaic	Aug. 2017	15.56	100%	15.56	Solar
Chaoyang Heiniuyingzi Photovoltaic	Aug. 2017	18.79	100%	18.79	Solar

Inner Mongolia Autonomous Region
Huade Wind Power
Phase I	33 turbines: Dec. 2009	49.5	100%	49.5	Wind

Plant or Expansion	Actual In-service Date	Current Installed Capacity	Ownership	Attributable Capacity	Type of Fuel
(Names as defined below)		(MW)%	MW
Phase II	33 turbines: Jun. 2011	49.5	100%	49.5	Wind

Hebei Province
Shang’ an Power Plant	Unit I: Aug. 1990	2 x 350	100%	700	Coal
Phase I	Unit II: Dec. 1990
Phase II	Unit III: Oct. 1997	2 x 330	100%	660	Coal
	Unit IV: Oct. 1997
Phase III	Unit V: Jul. 2008	2 x 600	100%	1,200	Coal
	Unit VI: Aug. 2008
Kangbao Wind Power
Phase I	33 turbines: Jan. 2011	49.5	100%	49.5	Wind
Kangbao Xitan Photovoltaic	Jun. 2016	20	100%	20	Solar
Zhuolu Dabao Wind Power	24 turbines: Mar. 2017	48	100%	48	Wind
Shang’an Dianchanghuichang Photovoltaic	Dec. 2017	17	100%	17	Solar

Gansu Province
Pingliang Power Plant
Phase I	Unit I: Sep. 2000	3 x 325	65%	633.75	Coal
	Unit II: Jun. 2001
	Unit III: Jun. 2003
	Unit IV: Nov. 2003	1 x 330	65%	214.5	Coal
	Unit V: Feb. 2010	2 x 600	65%	780	Coal
	Unit VI: March 2010
Jiuquan Wind Power	259 turbines: Dec. 2011	401	100%	401	Wind
	3 turbines: 2019	6	100%	6
	20 turbines: 2019	44	100%	44
Jiuquan II Wind Power	100 turbines: Dec. 2014	200	100%	200	Wind
	100 turbines: Jun. 2015	200	100%	200	Wind
Yumen Wind Power	24 turbines: Jun. 2015	48	100%	48	Wind
	67 turbines: Jun. 2015	100.5	100%	100.5	Wind
Yigang Wind Power	96 turbines: Dec. 2015	192	100%	192	Wind

Ningxia Autonomous Region
Ruyi Helan Rooftop Photovoltaic	Jun. 2017	19.8	40%	7.92	Solar

Beijing Municipality
Beijing Co-generation
Phase I	Unit I: Jan. 1998	2 x 165	41%	135.3	Coal
	Unit II: Jan. 1998
	Unit III: Dec. 1998	2 x 220	41%	180.4	Coal
	Unit IV: Jun. 1999
	Unit V: Apr. 2004	1 x 75	41%	30.75	Coal
Beijing Co-generation CCGT
Phase II	Unit VI: Dec. 2011	2 x 306.9	41%	251.66	Gas
	Unit VII: Dec. 2011
	Unit VIII: Dec. 2011	1 x 309.6	41%	126.936	Gas
Beijing Co-generation CCGT
Phase III	Unit IX: Nov. 2017	2 x 342.97	41%	281.24	Gas
	Unit X: Nov. 2017
	Unit XI: Nov. 2017	1 x 312.6	41%	128.166	Gas

Tianjin Municipality
Yangliuqing Co-generation	Unit I: Dec. 1998	4 x 300	55%	660	Coal
	Unit II: Sep. 1999
	Unit III: Dec. 2006
	Unit IV: May 2007
Lingang Co-generation CCGT	Unit I: Dec. 2014	1 x 313	55%	254.65	Gas

Plant or Expansion	Actual In-service Date	Current Installed Capacity	Ownership	Attributable Capacity	Type of Fuel
(Names as defined below)		(MW)%	MW
		1 x 150
Chenxi Photovoltaic	Jun. 2017	2.2	55%	1.21	Solar

Shanxi Province
Yushe Power Plant	Unit III: Oct. 2004	2 x 300	60%	360	Coal
	Unit IV: Nov. 2004
Zuoquan Power Plant	Unit I: Dec. 2011	2 x 673	80%	1,076.8	Coal
	Unit II: Jan. 2012
Dongshan CCGT	Unit I: Oct. 2015	2 x297.7	100%	595.4	Gas
	Unit II: Oct. 2015
	Unit III: Oct. 2015	263.6	100%	263.6	Gas
Yushe Photovoltaic	Jun. 2017	50	100%	50	Solar
Yushe Fupin Photovoltaic	Aug. 2018	10.5	90%	9.45	Solar
Ruicheng Monan Photovoltaic	2019	150	100%	150	Solar

Shandong Province
Dezhou Power Plant
Phase I	Unit I: 1992	1 x 330	100%	330	Coal
	Unit II: 1992	1 x 320	100%	320	Coal
Phase II	Unit III: Jun. 1994	1 x 330	100%	330	Coal
	Unit IV: May 1995	1 x 320	100%	320	Coal
Phase III	Unit V: Jun. 2002	2 x 700	100%	1,400	Coal
	Unit VI: Oct. 2002
Jining Power Plant
Circulating fluidized bed boiler	Unit V: Jul. 2003	2 x 135	100%	270	Coal
	Unit VI: Aug. 2003
Co-generation	Unit I: Nov. 2009	2 x 350	100%	700	Coal
	Unit II: Dec. 2009
Xindian Power Plant
Phase III	Unit V: Sep 2006	2 x 300	95%	570	Coal
	Unit VI: Nov. 2006
Weihai Power Plant
Phase II	Unit III: Mar. 1998	2 x 320	60%	384	Coal
	Unit IV: Nov. 1998
Phase III	Unit V: Dec. 2012	2 x 680	60%	816	Coal
	Unit VI: Dec. 2012
Rizhao Power Plant
Phase I	Unit I: Sep. 1999	1 x 350	88.8%	311	Coal
	Unit II: Jan. 2003	1 x 350	88.8%	311
Phase II	Dec. 2008	2 x 680	100%	1,360	Coal
Zhanhua Co-generation	Jul. 2005	2 x 165	100%	330	Coal
Baiyanghe Power Plant	Unit I: Oct. 2003	1 x 145	80%	116	Coal
	Unit II: Oct. 2003	1 x 145	80%	116
	Unit III: Dec. 2009	1 x 300	80%	240
	Unit IV: Dec. 2009	1 x 300	80%	240
Jiaxiang Power Plant	Unit I: Oct. 2006	1 x 330	40%	132	Coal
	Unit II: May. 2007	1 x 330	40%	132
Jining Co-generation	Unit I: Apr. 2004	1 x 30	40%	12	Coal
	Unit II: Jul. 2004	1 x 30	40%	12
Qufu Co-generation	Unit I: Feb. 2009	1 x 225	40%	90	Coal
	Unit II: Sep. 2009	1 x 225	40%	90
Huangtai Power Plant	Unit I: Nov. 1987	1 x 330	72%	237.6	Coal
	Unit II: Jan. 2011	1 x 350	72%	252
	Unit III: Jan. 2011	1 x 350	72%	252

Yantai Power Plant	Unit I: Apr. 1996	1 x 110	80%	88	Coal

Plant or Expansion	Actual In-service Date	Current Installed Capacity	Ownership	Attributable Capacity	Type of Fuel
(Names as defined below)		(MW)%	MW
	Unit II: Oct. 2005	1 x 160	80%	128
	Unit III: Dec. 2005	1 x 160	80%	128
	Unit IV: Oct. 2006	1 x 160	80%	128
Linyi Power Plant	Unit I: Dec. 2012	1 x 350	60%	210	Coal
	Unit II: Oct. 2013	1 x 350	60%	210
	Unit III: Dec. 1997	1 x 140	60%	84
	Unit IV: Apr. 2003	1 x 140	60%	84
	Unit V: Sep. 2003	1 x 140	60%	84
	Unit VI: Apr. 2005	1 x 140	60%	84
Jining Yunhe Power Plant	Unit I: Jul. 2000	1 x 145	78.68%	114.09	Coal
	Unit II: Nov. 2000	1 x 145	78.68%	114.09
	Unit III: Sep. 2003	1 x 145	78.68%	114.09
	Unit IV: Feb. 2004	1 x 145	78.68%	114.09
	Unit V: Sep. 2006	1 x 330	78.68%	259.64
	Unit VI: Mar. 2006	1 x 330	78.68%	259.64
Liaocheng Co-generation	Unit I: Jan. 2006	1 x 330	60%	198	Coal
	Unit II: Sep. 2006	1 x 330	60%	198
Zhongtai Power Plant	Unit I: May. 2007	1 x 150	80%	120	Coal
	Unit II: Dec. 2007	1 x 150	80%	120
Laiwu Power Plant	Unit I: Dec. 2015	1 x 1000	64%	640	Coal
	Unit II: Nov. 2016	1 x 1000	64%	640
Muping Wind Power	28 turbines: Dec. 2010	42	80%	34	Wind
Penglai Wind Power	24 turbines: Sep. 2014	48	80%	38.4	Wind
	1 turbine: Sep. 2014	1.8	80%	1.44
	24 turbines: Oct. 2016	48	80%	38.4
	1 turbine: Oct. 2016	1.8	80%	1.44
Rushan Wind Power	8 turbines: Sep. 2014	12	80%	9.6	Wind
	11 turbines: Sep. 2014	16.5	80%	13.2
	2 turbines: Oct. 2016	3	80%	2.4
	5 turbines: Oct. 2016	10.5	80%	8.4
Rongcheng Wind Power	1 turbine: Jan. 2006	1.5	48%	0.72	Wind
	1 turbine: Jan. 2006	1.5	48%	0.72
	1 turbine: Jan. 2006	1.5	48%	0.72
	2 turbines: Feb. 2006	3	48%	1.44
	2 turbines: Feb. 2006	3	48%	1.44
	3 turbines: Mar. 2006	4.5	48%	2.16
Dongying Wind Power	32 turbines: Dec. 2009	48	56%	27	Wind
Boshan Photovoltaic	May. 2016	12	80%	10	Solar
Sishui Photovoltaic	Jun. 2015	20	80%	16	Solar
Gaozhuang Photovoltaic	May. 2016	20	80%	16	Solar
Jining Co-generation Photovoltaic	Feb. 2017	20	80%	16	Solar
Zhanhua Qingfenghu Wind Power	50 turbines: Dec. 2017	100	80%	80	Wind
Jining Photovoltaic	Feb. 2017	20	80%	16	Solar
Laiwu Niuquan Photovoltaic	Apr. 2017	20	80%	16	Solar
Furuite Rooftop Photovoltaic	Jun. 2017	6.3	95%	5.99	Solar
Zhanhua Qingfenghu Photovoltaic	Jun. 2017	100	46%	46	Solar
Weihai Haibu Photovoltaic	Jun. 2017	19.75	80%	15.8	Solar
Jining Weishan Zhaozhuang Photovoltaic	Dec. 2017	80	40%	64	Solar
Dezhou Dingzhuang Photovoltaic	13 turbines: 2019	52	80%	41.6	Wind

Henan Province
Qinbei Power Plant
Phase I	Unit I: Nov. 2004	2 x 600	60%	720	Coal
	Unit II: Dec. 2004
Phase II	Unit III: Nov. 2007	2 x 600	60%	720	Coal
	Unit IV: Nov. 2007
Phase III	Unit V: Mar. 2012	2 x 1000	60%	1,200	Coal

Plant or Expansion	Actual In-service Date	Current Installed Capacity	Ownership	Attributable Capacity	Type of Fuel
(Names as defined below)		(MW)%	MW
	Unit VI: Feb. 2013
Zhongyuan CCGT	Unit I: Aug. 2007	2 x 390	90%	702	Coal
	Unit II: Jan. 2008
Luoyang Co-generation Power Plant	Unit I: May. 2015	2 x 350	80%	560	Coal
	Unit II: Jun. 2015
Mianchi Co-generation	Unit I: Dec. 2016	2 x 350	60%	420	Coal
	Unit II: Dec. 2016
Zhumadian Wind Power	16 turbines: Dec. 2016	32	90%	28.8	Wind
Qinbei Dianchanghuichang
Photovoltaic	Jun. 2017	20	60%	12	Solar
Tangyin Wind Power	69 turbines: Dec. 2018	151.8	100%	151.8	Wind
Mianchi Wind Power	27 turbines: 2019	54	100%	54	Wind
	3 turbines: 2019	21	100%	21
Zhenyao Wind Power	24 turbines: 2019	48	96.52%	46.33	Wind
Puyang Wind Power	36 turbines: 2019	90	100%	90	Wind
Xiayi Wind Power	4 turbines: 2019	10	100%	10	Wind

Jiangsu Province
Nantong Power Plant
Phase I	Unit I: Sep. 1989	2 x 352	100%	704	Coal
	Unit II: Mar. 1990
Phase II	Unit III: Jul. 1999	2 x 350	100%	700	Coal
	Unit IV: Oct. 1999
Nanjing Power Plant	Unit I: Mar. 1994	2 x 320	100%	640	Coal
	Unit II: Oct. 1994
Taicang Power Plant
Phase I	Unit I: Dec. 1999	2 x 320	75%	480	Coal
	Unit II: Apr. 2000
Phase II	Unit III: Jan. 2006	2 x 630	75%	945	Coal
	Unit IV: Feb. 2006
Taicang Dianchanghuichang Photovoltaic	Jun. 2018	50	75%	37.5	Solar
Huaiyin Power Plant
Phase II	Unit III: Jan. 2005	2 x 330	63.64%	420	Coal
	Unit IV: Mar. 2005
Phase III	Unit V: May 2006	2 x 330	63.64%	420	Coal
	Unit VI: Sep. 2006
Huaiyin Dianchang Photovoltaic	Jun. 2018	30	100%	30	Solar
Jinling Power Plant
CCGT	Unit I: Dec. 2006	2 x 390	60%	468	Gas
	Unit II: Mar. 2007
CCGT-Cogeneration	Unit I: April 2013	191.3	51%	97.56	Gas
	Unit II: May 2013	191.3	51%	97.56
Jinling Coal-Fired	Unit III: Dec. 2009	2 x 1,030	60%	1,236	Coal
	Unit IV: Aug. 2012
Suzhou Co-generation	Unit I: Aug. 2006	2 x 60	53.45%	64.14	Coal
	Unit II: Oct. 2006

Nanjing Chemical Industry Park Co-generation	Unit I: Apr. 2016	50	70%	35	Coal
	Unit II: Dec. 2016	50	70%	35
Qidong Wind Power
Phase I	61 turbines: Mar. 2009	91.5	65%	59.5	Wind
Phase II	25 turbines: Jan. 2011	50	65%	32.5	Wind
	22 turbines: Jun. 2012	44	65%	28.6	Wind
Rudong Wind Power	24 turbines: Nov. 2013	48	90%	43.2	Wind
Tongshan Wind Power
Phase I	25 turbines: Mar. 2016	50	70%	35	Wind

Plant or Expansion	Actual In-service Date	Current Installed Capacity	Ownership	Attributable Capacity	Type of Fuel
(Names as defined below)		(MW)%	MW
Phase II	24 turbines: Dec. 2017	48	70%	33.6	Wind
Luhe Wind Power	25 turbines: Dec. 2016	50	100%	50	Wind
Rudong Offshore Wind Power	26 turbines: Mar, 2017	106.4	70%	211.68	Wind
	44 turbines: Sep. 2017	196
Guanyun Power	Unit I: Dec. 2017	2 x 25	100%	50	Coal
	Unit II: Dec. 2017
Suzhou CCGT	Unit I: Jul. 2017	178	100%	452	Gas
	Unit II: Jul. 2017	48
	Unit III: Sep. 2017	178
	Unit IV: Sep. 2017	48
Yizheng Wind Power
Phase I	21 turbines: Dec. 2017	46.2	100%	46.2	Wind
Phase II	6 turbines: Jul. 2018	13.8	100%	13.8	Wind
Guanyun Photovoltaic	Jun. 2017	14.1	100%	14.1	Solar
Dafeng Offshore Wind Power	48 turbines: 2019	201.6	100%	201.6	Wind
	20 turbines: 2019	100	100%	100

Shanghai Municipality
Shidongkou I	Unit I: Feb. 1988	4 x 325	100%	1,300	Coal
	Unit II: Dec. 1988
	Unit III: Sep. 1989
	Unit IV: May 1990
Shidongkou II	Unit I: Jun. 1992	2 x 600	100%	1,200	Coal
	Unit II: Dec. 1992
Shidongkou Power	Unit I: Oct. 2011	2 x 660	50%	660	Coal
	Unit II: Oct. 2011
Shanghai CCGT	Unit I: May 2006	3 x 390	70%	819	Gas
	Unit II: Jun. 2006
	Unit III: Jul. 2006

Chongqing Municipality
Luohuang Power Plant
Phase I	Unit I: Sep. 1991	2 x 360	60%	432	Coal
	Unit II: Feb. 1992
Phase II	Unit III: Dec. 1998	2 x 360	60%	432	Coal
	Unit IV: Dec. 1998
Phase III	Unit V: Dec. 2006	2 x 600	60%	720	Coal
	Unit VI: Jan. 2007
Liangjiang CCGT	Unit I: Oct. 2014	2 x 467	90%	840.6	Gas
	Unit II: Dec. 2014
Fengjie Jinfengshan Wind Power	55 turbines: Dec. 2018	110	100%	110	Wind

Zhejiang Province
Changxing Power Plant	Unit I: Dec. 2014	2 x 660	100%	1320	Coal
	Unit II: Dec. 2014

Yuhuan Power Plant
Phase I	Unit I: Nov. 2006	2 x 1,000	100%	2,000	Coal
	Unit II: Dec. 2006
Phase II	Unit III: Nov. 2007	2 x 1,000	100%	2,000	Coal
	Unit IV: Nov. 2007
Tongxiang CCGT	Unit I: Sep. 2014	1 x 258.4	95%	245.48	Gas
	Unit II: Sep. 2014	1 x 200	95%	190	Gas
Changxing Photovoltaic	Dec. 2014	5	100%	5	Solar
	Mar. 2015	5	100%	5	Solar
Changxing Hongqiao Photovoltaic	Sep. 2016	30	100%	30	Solar
Huzhou Distributed Photovoltaic	Jun. 2017	16.13	100%	20	Solar
	Dec. 2017	3.87

Plant or Expansion	Actual In-service Date	Current Installed Capacity	Ownership	Attributable Capacity	Type of Fuel
(Names as defined below)		(MW)%	MW
Jiapu Photovoltaic	2019	1.03	100%	1.03	Solar
Xitang Photovoltaic	2019	1.77	100%	1.77	Solar

Hunan Province
Yueyang Power Plant
Phase I	Unit I: Sep. 1991	2 x 362.5	55%	398.75	Coal
	Unit II: Dec. 1991
Phase II	Unit III: Mar. 2006	2 x 300	55%	330	Coal
	Unit IV: May 2006
Phase III	Unit V: Jan. 2011	2 x 600	55%	660	Coal
	Unit VI: Aug. 2012
Xiangqi Hydropower	Unit I: Dec. 2011	4 x 20	100%	80	Hydro
	Unit II: May 2012
	Unit III: Jul. 2012
	Unit IV: Aug. 2012
Subaoding Wind Power	40 turbines: Dec. 2014	80	100%	80	Wind
	35 turbines: May. 2015	70	100%	70	Wind
Guidong Wind Power	42 turbines: Aug. 2015	48	100%	48	Wind
	18 turbines: Sep. 2015	36	100%	36	Wind
Yueyang Xingang Photovoltaic	May. 2017	10	60%	6	Solar
Yueyang Leigutai Photovoltaic	Jun. 2017	20	55%	11	Solar
Lianping Wind Power	1 turbine: 2019	3.6	80%	2.88	Wind
	13 turbines: 2019	44.2	80%	35.36
	1 turbine: 2019	3.2	80%	2.56
	7 turbines: 2019	14	80%	11.2
Yueyang Sanhui Photovltaic	2019	20	55%	11	Solar

Hubei Province
Enshi Maweigou Hydropower	Dec. 2011	3 x 5	100%	15	Hydro
	Dec. 2015	2 x 20	100%	40	Hydro
Dalongtan Hydropower	Unit I: May 2006	12	97%	11.64	Hydro
	Unit II: Aug. 2005	12	97%	11.64	Hydro
	Unit III: Mar. 2006	12	97%	11.64
	Unit IV: Oct. 2008	1 x 1.6	97%	1.552	Hydro
Yangluo Power Plant
Phase I	Unit I: Jun. 1993	2 x 300	75%	450	Coal
	Unit II: Jan. 1994
Phase II	Unit III: May 1997	2 x 330	75%	495	Coal
	Unite IV: Dec. 1997
Phase III	Unit V: Oct. 2006	2 x 600	75%	900	Coal
	Unit VI: Dec. 2006
Jingmen Co-generation	Unit I: Nov. 2014	2 x 350	100%	700	Coal
	Unit II: Oct. 2014
Yingcheng Co-generation	Unit II: Jan. 2015	1 x 350	100%	350	Coal
	Unit I: Jun. 2016	1 x 50	100%	50	Coal
Jieshan Wind Power
Phase I	24 turbines: Jun. 2015	48	100%	48	Wind
Phase II	36 turbines: Aug. 2016	72	100%	72	Wind
Zhongxiang Hujiawan Wind Power	12 turbines: Dec. 2017	24	100%	24	Wind
	63 turbines: Aug. 2018	126	100%	126	Wind
Suizhou Zengdufuhe Photovoltaic	Sep. 2017	16.7	100%	20	Solar
	Oct. 2017	3.3

Jiangxi Province
Jinggangshan Power Plant
Phase I	Unit I: Dec. 2000	2 x 300	100%	600	Coal
	Unit II: Aug. 2001
Phase II	Unit III: Nov. 2009	2 x 660	100%	1,320	Coal

Plant or Expansion	Actual In-service Date	Current Installed Capacity	Ownership	Attributable Capacity	Type of Fuel
(Names as defined below)		(MW)%	MW
	Unit IV: Dec. 2009
Jianggongling Wind Power	24 turbines: Dec. 2014	48	100%	48	Wind
	13 turbines: Dec. 2016	26	100%	26	Wind
Ruijin Power Plant	Unit I: May 2008	2 x 350	100%	700	Coal
	Unit II: Aug. 2008
Anyuan Power Plant	Unit I: Jun. 2015	2 x 660	100%	1,320	Coal
	Unit II: Aug. 2015
Hushazui Wind Power	13 turbines: Dec. 2016	26	100%	26	Wind
Linghuashan Wind Power	26 turbines: Jun. 2017	52	100%	100	Wind
	24 Turbines: Sep. 2017	48
Gaolongshan Wind Power	36 turbines: Nov. 2018	80	100%	80	Wind
Daguzhai Wind Power	28 turbines: 2019	84	100%	84	Wind
	4 turbines: 2019	10	100%	10
Shangrao Poyang Photovoltaic	2019	159.66	50%	80.58	Solar

Anhui Province
Chaohu Power Plant	Unit I: May 2008	2 x 600	60%	720	Coal
	Unit II: Aug. 2008
Hualiangting Hydropower Phase I	Unit I: Oct. 1981	2 x 10	100%	20	Hydro
	Unit II: Nov. 1981
Phase II	Unit III: Nov. 1987	2 x 10	100%	20	Hydro
	Unit IV: Nov. 1987
Huaining Wind Power	25 turbines: Jun. 2016	50	100%	50	Wind
	45 turbines: Dec. 2017	99	100%	99	Wind

Fujian Province
Fuzhou Power Plant
Phase I	Unit I: Sep. 1988	2 x 350	100%	700	Coal
	Unit II: Dec. 1988
Phase II	Unit III: Oct. 1999	2 x 350	100%	700	Coal
	Unit IV: Oct. 1999
Phase III	Unit V: Jul. 2010	2 x 660	100%	1,320	Coal
	Unit VI: Oct. 2011
Changle Photovoltaic	Jun. 2017	10	100%	10	Solar

Guangdong Province
Shantou Power Plant
Phase I	Unit VI: Oct. 2011	2 x 300	100%	600	Coal
	Unit I: Jan. 1997
	Unit II: Jan. 1997
Phase II	Unit III: Oct. 2005	1 x 600	100%	600	Coal
Haimen Power	Unit I: Jul. 2009	2 x 1,036	100%	2,072	Coal
	Unit II: Oct. 2009
	Unit III: Mar. 2013	2 x 1,036	80%	1,657.6	Coal
	Unit IV: Mar. 2013
Shantou Photovoltaic	Sep. 2016	17	100%	17	Solar

Yunnan Province
Diandong Energy
Phase I	Unit I: Feb. 2006	2 x 600	100%	1,200	Coal
	Unit II: Jul. 2006
Phase II	Unit III: Nov. 2006	2 x 600	100%	1,200	Coal
	Unit IV: May 2007
Yuwang Energy
Phase I	Unit I: Jul. 2009	2 x 600	100%	1,200	Coal
	Unit II: Feb. 2010
Fuyuan Wind Power
Wenbishan Wind Power	20 turbines: Oct. 2014	40	100%	40	Wind

Plant or Expansion	Actual In-service Date	Current Installed Capacity	Ownership	Attributable Capacity	Type of Fuel
(Names as defined below)		(MW)%	MW
Yibasan Wind Power	24 turbines: Dec. 2015	48	100%	48	Wind
Shengjing Wind Power	24 turbines: Dec. 2016	48	100%	48	Wind
Guangliangzi Wind Power	24 turbines: Oct. 2017	48	100%	48	Wind
Yuwang Changdi Hydropower	2019	4 x 4	100%	16	Hydro

Hainan Province
Haikou Power Plant	Unit IV: May 2000	2 x 138	91.8%	253.368	Coal
	Unit V: May 1999
	Unit VIII: Apr. 2006	2 x 330	91.8%	605.88	Coal
	Unit IX: May 2007
Dongfang Power Plant
Phase I	Unit I: Jun. 2009	2 x 350	91.8%	642.6	Coal
	Unit II: Dec. 2009
Phase II	Unit III: May 2012	2 x 350	91.8%	642.6	Coal
	Unit IV: Dec. 2012
Nanshan Co-generation	Unit I: Apr. 1995	2 x 50	91.8%	91.8	Gas
	Unit II: Apr. 1995
	Unit III: Oct. 2003	2 x 16	91.8%	29.370	Gas
	Unit IV: Oct. 2003
Gezhen Hydropower	Unit I: Nov. 2009	2 x 40	91.8%	73.40	Hydro
	Unit II: Nov. 2009
	Unit III: Dec. 2009	2 x 1	91.8%	1.836	Hydro
	Unit IV: Dec. 2009
Wenchang Wind Power	34 turbines: Jan. 2009	51.5	91.8%	47.277	Wind
Dongfang Photovoltaic	Jul. 2016	12	91.8%	11.016	Solar
Chengmai Photovoltaic	Jun. 2017	12.5	91.8%	11.475	Solar
	Sep. 2017	12.5	91.8%	11.475
	Sep. 2018	40	91.8%	36.72	Solar

Guizhou Province
Panzhou Wind Power Dapashan Wind Power	12 turbines: Dec. 2015	24	100%	24	Wind
	9 turbines: Nov. 2017	18	100%	24	Wind
	3 turbines: Dec. 2017	6
Jiaoziding Wind Power	16 turbines: Nov. 2017	32	100%	48	Wind
	8 turbines: Dec. 2017	16
Dapashan Booster Station Photovoltaic	2019	0.52	100%	0.52	Solar
Jiaoziding Booster Station Photovoltaic	2019	0.4	100%	0.4	Solar
Guanlinggang Wulonggu Photovoltaic	2019	80	100%	80	Solar
Xixiu Distributed Photovoltaic	2019	8.2	100%	8.2	Solar

Guangxi Autonomous Region
Guilin Distributed Energy	Unit I: Dec. 2017	3 x 70	80%	168	Gas
	Unit II: Dec. 2017
	Unit III: Dec. 2017
Guigang Qixingling Wind Power	6 turbines : 2019	13.8	100%	13.8	Wind
	21 turbines : 2019	46.2		46.2

Singapore
Tuas Power	Unit I: Mar. 1999	1 x 600	100%	600	Oil
	Unit III: Nov. 2001	4 x 367.5	100%	1,470	Gas
	Unit IV: Jan. 2002
	Unit V: Feb. 2005
	Unit VI: Sep. 2005
	Unit VII: Dec. 2013	405.9	100%	405.9	Gas
TMUC
Phase I	Feb. 2013	1 x 101	100%	101	Coal & biomass

Plant or Expansion	Actual In-service Date	Current Installed Capacity	Ownership	Attributable Capacity	Type of Fuel
(Names as defined below)		(MW)%	MW
Phase IIA	Jun. 2014	1 x 32.5	100%	32.5	Coal & biomass

Pakistan
Sahiwal	2017	1320	40%	528	Coal

The following table presents the availability factors and the capacity factors of our coal-fired operating power plants in China for the years ended December 31, 2017, 2018 and 2019.
Coal-fired Power Plant	Availability Factor (%)			Capacity Factor (%)
	2017	2018	2019	2017	2018	2019
Heilongjiang Province
Xinhua Power Plant	99.83	99.98	87.13	54.41	50.00	46.99
Hegang Power Plant	94.18	89.14	93.77	42.01	43.32	41.43
Daqing Co-generation	92.85	95.28	93.27	49.90	49.58	50.85
Yichun Co-generation	94.08	89.91	91.85	43.15	46.30	48.93
Jilin Province
Jiutai Power Plant	99.89	95.29	95.32	43.63	46.42	49.04
Changchun Co-generation	92.98	95.24	90.57	49.09	53.72	53.39
Liaoning Province
Dalian	99.94	92.17	91.55	50.69	47.02	45.21
Dandong	100.00	93.84	93.97	46.08	46.10	45.15
Yingkou	95.35	93.41	97.10	47.77	45.81	46.67
Yingkou Co-generation	92.36	90.48	98.01	51.81	47.47	45.17
Hebei Province
Shang’an	91.72	88.82	89.97	58.56	58.53	56.36
Gansu Province
Pingliang	95.74	94.74	91.95	40.34	48.29	42.80
Beijing Municipality
Beijing Cogeneration	98.28	97.57	90.37	18.09	23.43	35.43
Tianjin Municipality
Yangliuqing	93.39	91.64	93.93	53.82	55.11	51.38
Shanxi Province
Yushe	93.97	96.13	95.94	43.76	53.31	52.32
Zuoquan	81.00	96.05	95.97	40.16	50.93	53.81
Shandong Province
Dezhou	96.59	91.71	93.16	55.1	58.08	50.76
Jining	96.1	94.82	98.16	59.88	53.61	46.35
Weihai	94.71	99.20	94.26	59.7	61.24	52.18
Xindian	94.73	91.24	90.55	69.97	59.20	53.79
Rizhao Power	94.87	94.13	94.20	64.60	61.15	56.62
Rizhao II	93.97	94.13	94.20	60.48	61.15	56.62
Zhanhua Co-generation	92.1	99.48	97.78	43.84	48.54	39.10
Laiwu Power Plant	97.41	95.71	90.29	60.7	61.49	54.05
Baiyanghe Power Plant	93.71	97.57	90.29	59.63	56.58	46.78
Huangtai Power Plant	96.41	90.87	91.42	59.17	60.00	58.83
Yantai Power Plant	97.58	97.85	97.97	44.14	60.60	53.45
Liaocheng Co-generation	94.05	93.58	88.53	50.01	58.63	48.28
Linyi Power Plant	95.78	96.90	96.29	54.44	57.54	52.2
Jining Yunhe Power Plant	96.68	91.99	95.95	60.99	52.72	43.04
Qufu Co-generation	94.43	96.36	97.08	60.19	63.59	54.67
Jiaxiang Power Plant	94.29	95.73	95.32	59.74	60.58	52.69
Jining Co-generation	91.48	92.50	95.33	71.87	70.23	71.26

Coal-fired Power Plant	Availability Factor (%)			Capacity Factor (%)
	2017	2018	2019	2017	2018	2019
Zhongtai Power Plant	93.83	92.53	83.12	31.46	45.39	39.80
Henan Province
Qinbei	88.99	92.80	91.22	39.29	48.44	40.89
Luoyang Cogeneration Power Plant	97.26	95.89	85.95	41.37	51.38	43.08
Mianchi Co-generation	100.00	91.10	100.00	40.3	50.19	41.65
Jiangsu Province
Nantong	92.78	91.64	95.95	49.91	46.89	42.16
Nanjing	92.89	93.84	93.99	49.15	48.48	51.42
Taicang	98.9	97.35	95.09	68.49	59.12	58.89
Huaiyin	93.76	95.13	97.29	43.51	40.73	39.33
Jinling Coal-fired	88.3	95.24	83.66	60.92	58.32	53.7
Suzhou Co-generation	94.77	98.41	94.68	73.37	71.00	72.94
Shanghai Municipality
Shidongkou I	90.97	95.94	97.14	46.51	41.94	38.04
Shidongkou II	93.77	93.23	92.23	54.74	52.31	50.97
Zhejiang Province
Changxing	97.21	97.39	94.1	56.72	55.57	52.24
Yuhuan	94.61	95.35	96.19	58.6	56.88	54.33
Chongqing Municipality
Luohuang	87.25	91.26	94.24	34.13	37.33	35.86
Hunan Province
Yueyang	98.24	95.76	92.97	42.63	47.51	47.32
Hubei Province
Yangluo Power	96.8	92.27	92.04	46.06	51.43	58.92
Jingmen Thermal Power	98.05	97.67	96.07	43.53	49.54	60.03
Yingcheng Thermal Power	99.97	98.87	93.75	52.56	60.53	65.84
Jiangxi Province
Jinggangshan	94.73	92.20	89.55	58.65	58.47	56.58
Ruijin Power	91.28	92.66	89.61	56.82	59.41	58.24
Anyuan Power Plant	83.62	94.45	91.92	60.24	62.64	61.26
Anhui Province
Chaohu Power	99.66	94.71	94.33	54.04	52.46	52.67
Fujian Province
Fuzhou	95.46	94.39	93.03	47.26	53.52	46.32
Guangdong Province
Shantou	94.32	96.25	93.89	49.98	57.03	48.9
Haimen	93.93	95.73	97.36	54.66	54.93	47.43
Yunnan Province
Diandong	98.34	98.36	96.92	15.29	17.17	15.6
Yuwang	99.59	99.98	99.89	0.54	2.61	4.06
Hainan Province
Haikou	95.4	95.24	96.05	57.21	59.72	60.85
Dongfang	99.53	95.14	94.39	64.6	63.10	61.06

The details of our operating power plants, construction projects and related projects as of December 31, 2019 are described below.
Power Plants in Heilongjiang Province
Xinhua Power Plant
Huaneng Xinhua Power Plant (“Xinhua Power Plant”) is located in the city of Daqing in Heilongjiang Province. Xinhua Power Plant, including Phase I and Phase II, has an installed capacity of 530 MW and consists of one 200 MW coal-fired generating unit and one 330 MW coal-fired generating unit and which commenced operations in 1979 and 2005 respectively. We hold 70% equity interest in Xinhua Power Plant.

The coal supply for Xinhua Power Plant is mainly obtained from Inner Mongolia Autonomous Region. Xinhua Power Plant typically stores 120,000 tons of coal on site. In 2019, Xinhua Power Plant obtained 97.0% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Xinhua Power Plant in 2019 was RMB369.37 (2018: RMB357.33) per ton.
Xinhua Power Plant sells its electricity to Heilongjiang Electric Power Company.
Hegang Power Plant
Huaneng Hegang Power Plant (“Hegang Power Plant”) is located in the city of Hegang in Heilongjiang Province. Hegang Power Plant, including Phases I to III, has an installed capacity of 1,200 MW and consists of two 300 MW coal-fired generating unit and one 600 MW coal-fired generating unit and which commenced operations in 1998, 1999 and 2007 respectively.  We hold 64% equity interest in Hegang Power Plant.
The coal supply for Hegang Power Plant is mainly obtained from the city of Hegang. Hegang Power Plant typically stores 120,000 tons of coal on site. In 2019, Hegang Power Plant obtained 45.7% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Hegang Power Plant in 2019 was RMB463.80 (2018: RMB428.66) per ton.
Hegang Power Plant sells its electricity to Heilongjiang Electric Power Company.
Daqing Co-generation
Huaneng Daqing Co-generation Power Plant (“Daqing Co-generation”) is located in the city of Daqing in Heilongjiang Province. Daqing Co-generation, including Phase I and Phase II, has an installed capacity of 700 MW and consists of two 350 MW coal-fired generating units which commenced operations in 2003. We hold 100% equity interest in Daqing Co-generation.
The coal supply for Daqing Co-generation is mainly obtained from Inner Mongolia Autonomous Region. Daqing Co-generation typically stores 80,000 tons of coal on site. In 2019, Daqing Co-generation obtained 93.4% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Daqing Co-generation in 2019 was RMB364.58 (2018: RMB355.80) per ton.
Daqing Co-generation sells its electricity to Heilongjiang Electric Power Company.
Yichun Co-generation
Huaneng Yichun Co-generation Power Plant (“Yichun Co-generation”) is located in the city of Yichun in Heilongjiang Province. Yichun Co-generation, including Phase I and Phase II, has an installed capacity of 700 MW and consists of two 350 MW coal-fired generating units which commenced operations in 2015. We hold 100% equity interest in Yichun Co-generation.
The coal supply for Yichun Co-generation is mainly obtained from the city of Hegang. Yichun Co-generation typically stores 80,000 tons of coal on site. In 2019, Yichun Co-generation obtained 67.8% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Yichun Co-generation in 2019 was RMB442.65 (2018: RMB435.56) per ton.
Yichun Co-generation sells its electricity to Heilongjiang Electric Power Company.
Sanjiangkou Wind Power
Huaneng Shanjiangkou Wind Power Plant (“Sanjiangkou Jiangsheng Wind Power”) is located in the city of Jiamusi in Heilongjiang Province. The installed capacity of Sanjiangkou Wind Power Plant is 99 MW and consists of 66 turbines. It commenced operation in February 2010. We hold 82.85% equity interest in Sanjiangkou Wind Power.
Sanjiangkou Wind Power sells its electricity to Heilongjiang Electric Power Company.

Linjiang Jiangsheng Wind Power
Linjiang Jiangsheng Wind Power Plant (“Linjiang Jiangsheng Wind Power”) is located in the city of Jiamusi in Heilongjiang Province. The installed capacity of Linjiang Jiangsheng Wind Power Plant is 99 MW and consists of 66 turbines. It commenced operation in October 2015. We hold 82.85% equity interest in Linjiang Jiangsheng Wind Power.
Linjiang Jiangsheng Wind Power sells its electricity to Heilongjiang Electric Power Company.
Daqing Heping Aobao Wind Power
Daqing Heping Aobao Wind Power Plant (“Daqing Heping Aobao Wind Power”) is located in the city of Jiamusi in Heilongjiang Province. Phase I of the Daqing Heping Aobao Wind Power commenced operation in December 2011, with an installed capacity of 96 MW, consisting of 32 wind power turbines of 3 MW each. Phase II of the Daqing Heping Aobao Wind Power commenced operation in May 2012, with an installed capacity of 96 MW, consisting of 32 wind power turbines of 3 MW each. Phase III of the Daqing Heping Aobao Wind Power commenced operation in December, with an installed capacity of 96 MW, consisting of 32 wind power turbines of 3 MW each. We hold 100% of the equity interest in Daqing Heping Aobao Wind Power.
Daqing Heping Aobao Wind Power sells its electricity to Heilongjiang Electric Power Company.
Zhaodong Dechang Photovoltaic
Zhaodong Dechang 20 MW Photovoltaic Power Plant (“Zhaodong Dechang Photovoltaic”) is located in the city of Zhaodong in Heilongjiang Province. Zhaodong Dechang Photovoltaic commenced operation in December 2017, with an installed capacity of 20 MW. We hold 100% of the equity interest in Zhaodong Dechang Photovoltaic.
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
Power Plants in Jilin Province
Jiutai Power Plant
Huaneng Jiutai Power Plant (“Jiutai Power Plant”) is located in the city of Changchun in Jilin Province. Jiutai Power Plant, including Phase I and Phase II, has an installed capacity of 1,340 MW and consists of two 670 MW coal-fired generating units which commenced operations in 2009. We hold 100% equity interest in Jiutai Power Plant.
The coal supply for Jiutai Power Plant is mainly obtained from Inner Mongolia Autonomous Region. Jiutai Power Plant typically stores 120,000 tons of coal on site. In 2019, Jiutai Power Plant obtained 36.5% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Jiutai Power Plant in 2019 was RMB366.69 (2018: RMB406.78) per ton.
Jiutai Power Plant sells its electricity to Jilin Electric Power Company.
Changchun Co-generation
Huaneng Changchun Co-generation Power Plant (“Changchun Co-generation”) is located in the city of Changchun in Jilin Province. Changchun Co-generation, including Phase I and Phase II, has an installed capacity of 700 MW and consists of two 350 MW coal-fired generating units which commenced operations in 2009. We hold 100% equity interest in Changchun Co-generation.

The coal supply for Changchun Co-generation is mainly obtained from Inner Mongolia Autonomous Region. Changchun Co-generation typically stores 160,000 tons of coal on site. In 2019, Changchun Co-generation obtained 93.0% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Changchun Co-generation in 2019 was RMB382.60 (2018: RMB392.76) per ton.
Changchun Co-generation sells its electricity to Jilin Electric Power Company.
Nongan Biomass
Huaneng Nongan Biomass Power Plant (“Nongan Biomass”) is located in the city of Changchun in Jilin Province. The installed capacity of Nongan Biomass is 25 MW and consists of one 25 MW generating unit, which commenced operation in December 2011. We hold 100% equity interest in Nongan Biomass.
Nongan Biomass also uses coal to meet part of its fuel needs.
Nongan Biomass sells its electricity to Jilin Electric Power Company.
Linjiang Jubao Hydropower
Huaneng Linjiang Jubao Hydropower Station (“Linjiang Jubao Hydropower”) is located in the city of Baishan of Jilin Province. Linjiang Jubao Hydropower consists of four 20 MW hydraulic generating units with a total installed capacity of 80 MW. In December 2011, Unit I of Linjiang Jubao Hydropower with an installed capacity of 20 MW passed a trial run. Unit I and Unit II of Linjiang Jubao Hydropower with an installed capacity of 20 MW each commenced operation in December 2011 and May 2012, respectively. Unit III and Unit IV of Linjiang Jubao Hydropower with an installed capacity of 20 MW commenced operation in May and August 2012, respectively. We hold 100% equity interest in Linjiang Jubao Hydropower.
Linjiang Jubao Hydropower sells its electricity to Jilin Electric Power Company.
Zhenlai Wind Power
Huaneng Zhenlai Mali Wind Power Plant (“Zhenlai Wind Power”) is located in the city of Baicheng in Jilin Province. Phase I of the Zhenlai Wind Power commenced operation in June 2009, with an installed capacity of 49.5 MW, consisting of 33 wind power turbines of 1.5 MW each. Phase II of the Zhenlai Wind Power commenced operation in December 2011, with an installed capacity of 49.5 MW, consisting of 33 wind power turbines of 1.5 MW each. We hold 100% of the equity interest in Zhenlai Wind Power.
Zhenlai Wind Power sells its electricity to Jilin Electric Power Company.
Siping Wind Power
Huaneng Siping Wind Power Plant (“Siping Wind Power”) is located in the city of Siping in Jilin Province. Phase I of the Siping Wind Power commenced operation in October 2010, with an installed capacity of 75 MW, consisting of 50 wind power turbines of 1.5 MW each. Phase II of the Siping Wind Power commenced operation in November 2010, with an installed capacity of 50 MW, consisting of 25 wind power turbines of 2 MW each. Phase III of the Siping Wind Power commenced operation in December 2010, with an installed capacity of 75 MW, consisting of 50 wind power turbines of 1.5 MW each. In 2019, two wind power turbines of 3MW each commenced operation. We hold 100% of the equity interest in Siping Wind Power.
Siping Wind Power sells its electricity to Jilin Electric Power Company.
Tongyu Tuanjie Wind Power
Huaneng Jilin Tongyu Tuanjie Wind Power Plant (“Tongyu Tuanjie Wind Power”) is located in the city of Baicheng in Jilin Province. Tongyu Tuanjie Wind Power commenced operation in December 2015, with an installed capacity of 148 MW, consisting of 74 wind power turbines of 2 MW each. We hold 100% of the equity interest in Tongyu Tuanjie Wind Power.

Tongyu Tuanjie Wind Power sells its electricity to Jilin Electric Power Company.
Linjiang Jubao Photovoltaic
Linjiang Jubao 15 MW Photovoltaic Power Plant (“Linjiang Jubao Photovoltaic”) is located in the city of Linjiang in Jilin Province. Linjiang Jubao Photovoltaic commenced operation in June 2017, with an installed capacity of 15 MW. We hold 100% of the equity interest in Linjiang Jubao Photovoltaic.
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
In 2019, Dalian Power Plant obtained 67.7% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Dalian Power Plant in 2019 was RMB504.27 (2018: RMB550.27) per ton.
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
In 2019, Dandong Power Plant obtained 44.0% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Dandong Power Plant in 2019 was RMB444.98 (2018: RMB512.18) per ton.
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
The coal supply for Yingkou Power Plant is mainly obtained from Shanxi Province. Yingkou Power Plant typically stores 400,000 tons of coal on site. In 2019, Yingkou Power Plant obtained 36.0% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Yingkou Power Plant in 2019 was RMB481.33 (2018: RMB520.61) per ton.
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
The coal supply for Yingkou Co-generation is mainly obtained from Inner Mongolia Autonomous Region. Yingkou Co-generation typically stores 140,000 tons of coal on site. In 2019, Yingkou Co-generation obtained 88.5% of its total consumption of coal from annual contracts. The average coal purchase price for Yingkou Co-generation in 2019 was RMB420.92 (2018: RMB431.29) per ton.
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
Dandong Photovoltaic
Dandong 10 MW Photovoltaic Power Plant (“Dandong Photovoltaic”) is located in Liaoning Province. Dandong Photovoltaic commenced operation in May 2016, with an installed capacity of 10 MW. We hold 100% of the equity interest in Dandong Photovoltaic.

Dandong Photovoltaic sells its electricity to Liaoning Electric Power Company.
Yingkou Co-generation Photovoltaic
Yingkou Co-generation 10 MW Photovoltaic Power Plant (“Yingkou Co-generation Photovoltaic”) is located in Liaoning Province. Yingkou Co-generation Photovoltaic commenced operation in June 2016, with an installed capacity of 10 MW. We hold 100% of the equity interest in Yingkou Co-generation Photovoltaic.
Yingkou Co-generation Photovoltaic sells its electricity to Liaoning Electric Power Company.
Yingkou Co-generation Wind Power
Yinkou Co-generation Wind Power Plant (“Yinkou Co-generation Wind Power”) is located in Liaoning Province. Yinkou Co-generation Wind Power commenced operation in 2019, with an installed capacity of 12.5 MW, consisting of 5 wind power turbines of 2.5 MW each. We hold 100% of the equity interest in Yingkou Co-generation Wind Power.
Yingkou Co-generation Wind Power sells its electricity to Liaoning Electric Power Company.
Yingkou Xianrendao Co-generation Power
Yingkou Xianrendao Co-generation Power Plant (“Yingkou Xianrendao Co-generation Power”) is located in the city of Yingkou of Liaoning Provinces. Yingkou Xianrenao Co-generation Power commenced operation in March 2017, with two sets of generating units of 50 MW each. We hold 100% equity interest in Yingkou Xianrendao Co-generation Power. In 2019, Yingkou Xianrendao Co-generation Power obtained none of its total consumption of coal from annual contracts. The average coal purchase price for Yingkou Xianrendao Co-generation Power in 2019 was RMB414.20 (2018: RMB459.81) per ton.
Yingkou Xianrendao Co-generation Power sells its electricity to Liaoning Electric Power Company.
Jianchang Bashihan Photovoltaic
Jianchang Bashihan 20 MW Photovoltaic Power Plant (“Jianchang Bashihan Photovoltaic”) is located in the city of Huludao of Liaoning Province. Jianchang Bashihan Photovoltaic commenced operation in August 2017, with an installed capacity of 22.03 MW. We hold 100% of the equity interest in Jianchang Bashihan Photovoltaic.
Jianchang Bashihan Photovoltaic sells its electricity to Liaoning Electric Power Company.
Jianchang Bashihan Photovoltaic Phase II
Jianchang Bashihan 20 MW Photovoltaic Phase II Power Plant (“Jianchang Bashihan Photovoltaic Phase II”) is located in the city of Huludao of Liaoning Province. Jianchang Bashihan Photovoltaic Phase II commenced operation in August 2017, with an installed capacity of 22.03 MW. We hold 100% of the equity interest in Jianchang Bashihan Photovoltaic Phase II.
Jianchang Bashihan Photovoltaic Phase II sells its electricity to Liaoning Electric Power Company.
Xiao Deyingzi Photovoltaic
Xiao Deyingzi 15 MW Photovoltaic Power Plant (“Xiao Deyingzi Photovoltaic”) is located in the city of Huludao of Liaoning Province. Xiao Deyingzi Photovoltaic commenced operation in August 2017, with an installed capacity of 15.56 MW. We hold 100% of the equity interest in Xiao Deyingzi Photovoltaic.
Xiao Deyingzi Photovoltaic sells its electricity to Liaoning Electric Power Company.

Chaoyang Heiniuyingzi Photovoltaic
Chaoyang Heiniuyingzi 17 MW Photovoltaic Power Plant (“Chaoyang Heiniuyingzi Photovoltaic”) is located in the city of Chaoyang of Liaoning Province. Chaoyang Heiniuyingzi Photovoltaic commenced operation in August 2017, with an installed capacity of 18.79 MW. We hold 100% of the equity interest in Chaoyang Heiniuyingzi Photovoltaic.
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
Huade Wind Power sells its electricity to Inner Mongolia Power (Group) Co., Ltd.
Power Plants in Hebei Province
Shang’an Power Plant
Huaneng Shang’an Power Plant (“Shang’an Power Plant”) is located on the outskirts of Shijiazhuang. Shang’an Power Plant has been developed in three separate expansion phases. The Shang’an Power Plant Phase I has an installed capacity of 700 MW and consists of two 350 MW coal-fired generating units which commenced operations in 1990. Shang’an Power Plant Phase II shares with the Shang’an Power Plant Phase I certain facilities, such as coal storage facilities and effluence pipes, which have been built to accommodate the requirements of plant expansions. The Shang’an Power Plant Phase II utilizes two 330 MW coal-fired generating units, which commenced operation in 1997. The Shang’an Power Plant Phase III has an installed capacity of 1,200 MW and consists of two 600 MW supercritical coal-fired generating units which commenced operations in July and August 2008, respectively. Unit 5 of Shang’an Power Plant is the first 600MW supercritical air-cooling unit which commenced operation in the PRC. We hold 100% equity interest in Shang’an Power Plant.
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
In 2019, Shang’an Power Plant obtained 85.3% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Shang’an Power Plant in 2019 was RMB474.86 (2018: RMB491.08) per ton.
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
Kangbao Wind Power sells its electricity to Hebei Electric Power Company.

Kangbao Xitan Photovoltaic
Kangbao Xitan Photovoltaic (“Kangbao Xitan Photovoltaic”) is located in Kangbao, Zhangjiakou, Hebei. Kangbao Xitan Photovoltaic commenced operation in June 2016, with an installed capacity of 20 MW. We hold 100% equity interest in Kangbao Xitan Photovoltaic.
Kangbao Xitan Photovoltaic sells its electricity to Hebei Electric Power Company.
Zhuolu Dabao Wind Power
Zhuolu Dabao Wind Power Plant (“Zhuolu Dabao Wind Power”) consists of 24 wind power turbines with a total installed capacity of 48 MW, consisting of 24 wind power turbines of 2MW each. Zhuolu Dabao Wind Power commence operation in March 2017. We hold 100% equity interest in Zhuolu Dabao Wind Power.
Zhuolu Dabao Wind Power sells its electricity to Hebei Electric Power Company.
Shang’an Dianchanghuichang Photovoltaic
Shang’an Dianchanhuichang 18 MW Photovoltaic Power Plant (“Shang’an Dianchanhuichang Photovoltaic”) is located in the city of Shijiazhuang of Hebei Province. Shang’an Dianchanghuichang Photovoltaic commenced operation in December 2017, with an installed capacity of 17 MW. We hold 100% of the equity interest in Shang’an Dianchanhuichang Photovoltaic.
Shang’an Dianchanghuichang Photovoltaic sells its electricity to Hebei Electric Power Company.
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
The coal supply for Pingliang Power Plant is obtained from local coal mines. Pingliang Power Plant typically stores 230,000 tons of coal on site. In 2019, Pingliang Power Plant obtained 97.6% of its coal supplies from annual contracts and the remainder from the open market. The average coal purchase price for Pingliang Power Plant in 2019 was RMB357.71 (2018: RMB376.95) per ton.
Pingliang Power Plant sells its electricity to Gansu Electric Power Company.
Jiuquan Wind Power
Jiuquan Wind Power Plant (“Jiuquan Wind Power”) consists of 234 wind power turbines of 1.5 MW each and 25 wind power turbines of 2 MW each. In December 2011, all the wind power plants completed the trial run. In 2019, three wind turbines of 2 MW each and 20 wind turbines of 2.2 MW each commenced operation. We hold 100% equity interest in Jiuquan Wind Power.
Jiuquan Wind Power sells its electricity to Gansu Electric Power Company.
Jiuquan II Wind Power
Jiuquan II Wind Power Plant (“Jiuquan II Wind Power”) is located in Gansu Province. Zone A of this plant commenced operation in December 2014, with an installed capacity of 200 MW in operating, consisting of 100 wind power turbines of 2 MW each. Zone B of this plant commenced operation in June 2015, with an installed capacity of 200 MW in operating, consisting of 100 wind power turbines of 2 MW each. We hold 100% equity interest in Jiuquan II Wind Power.
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
Yigang Wind Power sells its electricity to Gansu Electric Power Company.
Power Plant in Beijing Municipality
Beijing Co-generation
Huaneng Beijing Co-generation Power Plant (“Beijing Co-generation”) is located in Beijing Municipality. Beijing Co-generation has an installed capacity of 845 MW and consists of two 165 MW generating units, two 220 MW generating units and one 75 MW generating units which commenced operation in January 1998, December 1998, June 1999 and April 2004, respectively. We hold 41% equity interest in Beijing Co--generation and believe we exercise effective control over Beijing Co-generation.
The coal supply for Beijing Co-generation is mainly obtained from Inner Mongolia Autonomous Region. Beijing Co-generation typically stores 165,000 tons of coal on site. In 2019, Beijing Co-generation obtained 49.4% of its total consumption of coal from annual contracts. The average coal purchase price for Beijing Co-generation in 2019 was RMB502.35 (2018: RMB563.24) per ton.
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
The coal supply for Yangliuqing Co-generation mainly obtained from Shanxi Province and Inner Mongolia Autonomous Region. Yangliuqing Co-generation typically stores 300,000 tons of coal on site. In 2019, Yangliuqing Co-generation obtained 71.1% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Yangliuqing Co-generation in 2019 was RMB502.63 (2018: RMB510.49) per ton.
Yangliuqing Co-generation sells its electricity to Tianjin Electric Company.
Lingang Co-generation CCGT
Lingang Co-generation CCGT is located in Tianjin Municipality. The first set of generating units of Lingang Co-generation CCGT commenced operation in December 2014, with an installed capacity of 463 KW. We hold 100% equity interest in the Lingang Co-generation CCGT. The gas supply for Lingang Co-generation CCGT is transported through the pipeline of “Shaanxi-Gansu-Ningxia Transport Project.”
Lingang Co-generation CCGT sells its electricity to Tianjin Electric Company.
Chenxi Photovoltaic
Chenxi 2.2 MW Photovoltaic Power Plant (“Chenxi Photovoltaic”) is located in the city of Tianjin. Chengxi Photovoltaic commenced operation in June 2017, with an installed capacity of 2.2 MW. We hold 55% of the equity interest in Chenxi Photovoltaic.
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
The coal supply for Yushe Power Plant is obtained from several coal producers located mostly in Shanxi Province. Yushe Power Plant typically stores 500,000 tons of coal on site. In 2019, Yushe Power Plant obtained approximately 55.5% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Yushe Power Plant in 2019 was RMB286.44 (2018: RMB307.31) per ton.
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
Zuoquan Power Plant typically stores 200,000 tons of coal on site. In 2019, Zuoquan Power Plant obtained approximately 28.2% of its total consumption of coal from annual contracts and the remainders from the open market. The average coal purchase price for Zuoquan Power Plant in 2019 was RMB302.84 (2018: RMB316.91) per ton.
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
Dongshan CCGT sells its electricity to Shanxi Electric Power Company.
Yushe Photovoltaic
Yushe 50 MW Photovoltaic Power Plant (“Yushe Photovoltaic”) is located in the city of Jinzhong of Shanxi Province. Yushe Photovoltaic commenced operation in June 2017, with an installed capacity of 50 MW. We hold 100% of the equity interest in Yushe Photovoltaic.
Yushe Photovoltaic sells its electricity to Shanxi Electric Power Company.
Yushe Fupin Photovoltaic
Yushe 10.5 MW Fupin Photovoltaic (“Yushe Fupin Photovoltaic”) is located in the city of Jinzhong of Shanxi Province. Yushe Fupin Photovoltaic commenced operation in August 2018, with an installed capacity of 10.5 MW. We hold 90% of the equity interest in Yushe Fupin Photovoltaic.
Ruicheng Monan Photovoltaic
Ruicheng Monan Photovoltaic Power Plant (“Ruicheng Monan Photovoltaic”) is located in the city of Yunchen of Shanxi Province. Ruicheng Monan Photovoltaic commenced operation in 2019, with an installed capacity of 150 MW. We hold 100% of the equity interest in Ruicheng Monan Photovoltaic.
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
Dezhou Power Plant is approximately 200 km from Taiyuan, Shanxi Province, the source of the plant’s coal supply. The plant is located on the Taiyuan-Shijiazhuang-Dezhou rail line, giving it access to transportation facilities for coal. Dezhou Power Plant typically stores 400,000 tons of coal on site. In 2019, Dezhou Power Plant obtained approximately 70.9% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Dezhou Power Plant in 2019 was RMB513.26 (2018: RMB530.44) per ton. The plant is connected to the main trunk rail line at Dezhou by a dedicated 3.5 km spur line owned by us.
Dezhou Power Plant sells its electricity to State Grid Shandong Electric Power Company.

Dezhou Dingzhuang Wind Power
Dezhou Dingzhuang Wind Power Plant (“Dezhou Dingzhuang Wind Power”) is located in the city of Dezhou in Shandong Province. Dezhou Dingzhuang Wind Power Plant consists of 13 wind power turbines of 4 MW each. We hold 80% equity interest in Dezhou Dingzhuang Wind Power.
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
In 2019, Jining Power Plant obtained approximately 29.7% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Jining Power Plant in 2019 was RMB532.64 (2018: RMB587.09) per ton.
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
The coal supply for Xindian Power Plant is obtained from several coal producers located mostly in Shanxi Province. Xindian Power Plant typically stores 250,000 tons of coal on site. In 2019, Xindian Power Plant obtained 35.8% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Xindian Power Plant in 2019 was RMB540.82 (2018: RMB606.12) per ton.
Xindian Power Plant sells its electricity to State Grid Shandong Electric Power Company.
Furuite Rooftop Photovoltaic
Furuite 6.3MW Photovoltaic Power Plant (“Furuite Photovoltaic”) is located in the city of Zibo of Shandong Province. Furuite Photovoltaic commenced its operation in June 2017 and has an installed capacity of 6.3 MW. We hold 95% equity interest in Furuite Photovoltaic.
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
Weihai Power Plant Phase I consists of two 125 MW generating units (Units I and II), and Phase II consists of two 320 MW generating units (Units III and IV). Unit I began commercial operation in May 1994 and was shut down in December 2008, and Unit II began commercial operation in January 1995 and was shut down in November 2008. Unit III and Unit IV commenced operation in March and November 1998, respectively. Each of the Units III and IV was upgraded from 300 MW to 320 MW in January 2009. Weihai Power Plant Phase III consists of two 680 MW generating units which commenced operations in December 2012. The coal supply for Weihai Power Plant is obtained from Shanxi Province and Inner Mongolia. Weihai Power Plant typically stores 160,000 tons of coal on site. In 2019, Weihai Power Plant obtained approximately 93.4% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Weihai Power Plant in 2019 was RMB521.99 (2018: RMB607.62) per ton.
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
We hold 100% equity interest in Phase II of Rizhao Power Plant, which commenced operation in December 2008 and consists of two 680 MW supercritical coal-fired generating units. The coal supply for Phase II of Rizhao Power Plant is obtained from Shanxi Province. Phase II of Rizhao Power Plant typically stores 217,800 tons of coal on site. In 2019, Phase II of Rizhao Power Plant obtained 47.8% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Phase II of Rizhao Power Plant in 2019 was RMB538.34 (2018: RMB615.83) per ton.
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
The coal supply for Zhanhua Co-generation is mainly obtained from Inner Mongolia Autonomous Region. Zhanhua Co-generation typically stores 90,000 tons of coal on site. In 2019, Zhanhua Co-generation obtained 22.1% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Zhanhua Co-generation in 2019 was RMB520.77 (2018: RMB579.37) per ton.
Zhanhua Co-generation sells its electricity to State Grid Shandong Electric Power Company.
Baiyanghe Power Plant
Huaneng Shandong Zibo Baiyanghe Power Plant (“Baiyanghe Power Plant”) is located in the city of Zibo in Shandong Province. Baiyanghe Power Plant currently has an aggregate installed capacity of 890 MW. Baiyanghe Power Plant Phase I has an installed capacity of 290 MW and consists of two 145 MW coal-fired generating units which commenced operations in October 2003. Baiyanghe Power Plant Phase II has an installed capacity of 600 MW and consists of two 300 MW coal-fired generating units which commenced operations in December 2009. We hold 80% equity interests in Baiyanghe Power Plant.
The coal supply for Baiyanghe Power Plant is obtained from several coal producers located in the provinces of Shandong, Shanxi, Shaanxi and Inner Mongolia Autonomous Region. Baiyanghe Power Plant typically stores 125,300 tons of coal on site. In 2019, Baiyanghe Power Plant obtained 31.0% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Baiyanghe Power Plant in 2019 was RMB517.03 (2018: RMB567.90) per ton.
Baiyanghe Power Plant sells its electricity to State Grid Shandong Electric Power Company.

Jiaxiang Power Plant
Huaneng Jiaxiang Power Plant (“Jiaxiang Power Plant”) is located in the city of Jining in Shandong Province. Jiaxiang Power Plant currently has an aggregate installed capacity of 660 MW which consists of two 330 MW coal-fired generating units which commenced operations in September 1999 and January 2003, respectively. We hold 40% equity interests in Jiaxiang Power Plant.
The coal supply for Jiaxiang Power Plant is obtained from several coal producers located in the Shandong Province. Jiaxiang Power Plant typically stores 115,300 tons of coal on site. In 2019, Jiaxiang Power Plant obtained 92.6% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Jiaxiang Power Plant in 2019 was RMB498.48 (2018: RMB524.55) per ton.
Jiaxiang Power Plant sells its electricity to State Grid Shandong Electric Power Company.
Jining Co-generation
Huaneng Jining Co-generation Power Plant (“Jining Co-generation”) is located in the city of Jining in Shandong Province. Jining Co-generation currently has an aggregate installed capacity of 60 MW which consists of two 30 MW coal-fired generating units which commenced operations in April and July 2004, respectively. We hold 40% equity interests in Jining Co-generation.
The coal supply for Jining Co-generation is obtained from several coal producers located in the Shandong Province. Jining Co-generation typically stores 10,600 tons of coal on site. In 2019, Jining Co-generation obtained 100.0% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Jining Co-generation in 2019 was RMB523.90 (2018: RMB521.34) per ton.
Jining Co-generation sells its electricity to State Grid Shandong Electric Power Company.
Qufu Co-generation
Huaneng Qufu Shengcheng Co-generation Power Plant (“Qufu Co-generation”) is located in the city of Jining in Shandong Province. Qufu Co-generation currently has an aggregate installed capacity of 450 MW which consists of one 225 MW coal-fired generating unit which commenced operations in February 2009 and one 225 MW coal-fired generating unit which commenced operations in September 2009. We hold 40% equity interests in Qufu Co-generation.
The coal supply for Qufu Co-generation is obtained from several coal producers located in the Shandong Province. Qufu Co-generation typically stores 34,100 tons of coal on site. In 2019, Qufu Co-generation obtained 82.7% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Qufu Co-generation in 2019 was RMB536.80 (2018: RMB536.94) per ton.
Qufu Co-generation sells its electricity to State Grid Shandong Electric Power Company.
Huangtai Power Plant
Huaneng Jinan Huangtai Power Plant (“Huangtai Power Plant”) is located in the city of Jinan in Shandong Province. Huangtai Power Plant currently has an aggregate installed capacity of 680 MW which consists of one 330 MW coal-fired generating unit which commenced operations in November 1987 and one 350 MW coal-fired generating unit which commenced operations in January 2011. We hold 72% equity interests in Huangtai Power Plant.
The coal supply for Huangtai Power Plant is obtained from several coal producers located in the provinces of Shandong, Shanxi, Shaanxi and Inner Mongolia Autonomous Region. Huangtai Power Plant typically stores 155,700 tons of coal on site. In 2019, Huangtai Power Plant obtained 43.6% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Huangtai Power Plant in 2019 was RMB561.32(2018: RMB611.30) per ton.
Huangtai Power Plant sells its electricity to State Grid Shandong Electric Power Company.

Yantai Power Plant
Huaneng Yantai Power Plant (“Yantai Power Plant”) is located in the city of Yantai in Shandong Province. Yantai Power Plant currently has an aggregate installed capacity of 590 MW which consists of one 110 MW and three 160 MW coal-fired generating units. The 110 MW unit commenced operations in April 1996, and the three 160 MW units commenced operation in October 2005, December 2005 and October 2006 respectively. We hold 80% equity interest in Yantai Power Plant.
The coal supply for Yantai Power Plant is obtained from Shanxi Province, Inner Mongolia Autonomous Region and partially imported coal. Yantai Power Plant typically stores 176,100 tons of coal on site. In 2019, Yantai Power Plant obtained 79.3% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Yantai Power Plant in 2019 was RMB543.08 (2018: RMB603.47) per ton.
Yantai Power Plant sells its electricity to State Grid Shandong Electric Power Company.
Linyi Power Plant
Huaneng Linyi Power Plant (“Linyi Power Plant”) is located in the city of Linyi in Shandong Province. Linyi Power Plant currently has an aggregate installed capacity of 1,260 MW which consists of four 140 MW and two 350 MW coal-fired generating units. The 350 MW units commenced operations in December 2012 and October 2013, respectively, and the four 140 MW units commenced operation in December 1997, April 2003, September 2003 and April 2005, respectively. We hold 60% equity interest in Linyi Power Plant.
The coal supply for Linyi Power Plant is obtained from several coal producers located in the provinces of Shandong, Shanxi, Shaanxi and Inner Mongolia Autonomous Region. Linyi Power Plant typically stores 249,000 tons of coal on site. In 2019, Linyi Power Plant obtained 28.4% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Linyi Power Plant in 2019 was RMB560.68 (2018: RMB649.38) per ton.
Linyi Power Plant sells its electricity to State Grid Shandong Electric Power Company.
Jining Yunhe Power Plant
Huaneng Jining Yunhe Power Plant (“Jining Yunhe Power Plant”) is located in the city of Jining in Shandong Province. Jining Yunhe Power Plant currently has an aggregate installed capacity of 1,240 MW which consists of four 145 MW and two 330 MW coal-fired generating units. The 330 MW units commenced operations in March and September 2006, respectively, and the four 145 MW units commenced operation in July 2000, November 2000, September 2003 and February 2004, respectively. We hold 78.68% equity interest in Jining Yunhe Power Plant.
The coal supply for Jining Yunhe Power Plant is obtained from several coal producers located in the Shandong Province. Jining Yunhe Power Plant typically stores 50,900 tons of coal on site. In 2018, Jining Yunhe Power Plant obtained 78.6% of its total consumption of coal from annual contracts and the remainder from the open market from the open market. The average coal purchase price for Jining Yunhe Power Plant in 2019 was RMB536.07 (2018: RMB555.42) per ton.
Jining Yunhe Power Plant sells its electricity to State Grid Shandong Electric Power Company.
Liaocheng Co-generation
Huaneng Liaocheng Co-generation Power Plant (“Liaocheng Co-generation”) is located in the city of Liaocheng in Shandong Province. Liaocheng Co-generation currently has an aggregate installed capacity of 660 MW which consists of two 330 MW coal-fired generating unit which commenced operations in January and September 2006, respectively. We hold 60% equity interests in Liaocheng Co-generation.
The coal supply for Liaocheng Co-generation is obtained from several coal producers located in the provinces of Shandong, Shanxi, Shaanxi and Inner Mongolia Autonomous Region. Liaogcheng Co-generation typically stores 141,300 tons of coal on site. In 2019, Liaogcheng Co-generation obtained 36.6% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Liaogcheng Co-generation in 2019 was RMB508.47 (2018: RMB568.97) per ton.
Liaogcheng Co-generation sells its electricity to State Grid Shandong Electric Power Company.
Zhongtai Power Plant
Huaneng Taian Zhongtai Power Plant (“Zhongtai Power Plant”) is located in the city of Taian in Shandong Province. Taian Power Plant currently has an aggregate installed capacity of 300 MW which consists of two 150 MW coal-fired generating units, which commenced operations in May and December 2007, respectively. We hold 80% equity interest in Zhongtai Power Plant
The coal supply for Zhongtai Power Plant is obtained from several coal producers located in the Shandong and Shanxi. Zhongtai Power Plant typically stores 103,600 tons of coal on site. In 2019, Zhongtai Power Plant obtained 35.8% of its total consumption of coal from annual contracts and the remainder from the open market from the open market. The average coal purchase price for Zhongtai Power Plant in 2019 was RMB435.08 (2018: RMB454.71) per ton.
Zhongtai Power Plant sells its electricity to State Grid Shandong Electric Power Company.
Laiwu Power Plant
Huaneng Laiwu Power Plant (“Laiwu Power Plant”) is located in the city of Laiwu in Shandong Province. Laiwu Power Plant currently has an aggregate installed capacity of 2,000 MW which consists of two 1,000 MW coal-fired generating units, which commenced operations in December 2015 and November 2016, respectively. We hold 76% equity interest in Laiwu Power Plant.
The coal supply for Laiwu Power Plant is obtained from several coal producers located in the provinces of Shandong, Shanxi, Shaanxi and Inner Mongolia Autonomous Region. Laiwu Power Plant typically stores 246,600 tons of coal on site. In 2019, Laiwu Power Plant obtained 18% of its total consumption of coal from annual contracts and the remainder from the open market from the open market. The average coal purchase price for Laiwu Power Plant in 2019 was RMB578.52 (2018: RMB636.96) per ton.
Laiwu Power Plant sells its electricity to State Grid Shandong Electric Power Company.
Muping Wind Power
Muping Wind Power Plant (“Muping Wind Power”) is located in the city of Yantai in Shandong Province. Muping Wind Power Plant consists of 28 wind power turbines of 1.5 MW each. We hold 80% equity interest in Muping Wind Power.
Muping Wind Power sells its electricity to State Grid Shandong Electric Power Company.
Penglai Wind Power
Huaneng Penglai Daliuhang Wind Power Plant (“Penglai Wind Power”) is located in the city of Yantai in Shandong Province. Penglai Wind Power Plant consists of 48 wind power turbines of 2 MW each and 2 wind power turbines of 1.8 MW each. We hold 80% equity interest in Penglai Wind Power.
Penglai Wind Power sells its electricity to State Grid Shandong Electric Power Company.
Rushan Wind Power
Huaneng Rushan Wind Power Plant (“Rushan Wind Power”) is located in the city of Weihai in Shandong Province. Rushan Wind Power Plant consists of 28 wind power turbines of 1.5 MW each. We hold 80% equity interest in Rushan Wind Power.
Rushan Wind Power sells its electricity to State Grid Shandong Electric Power Company.

Rongcheng Wind Power
Huaneng Rongcheng Wind Power Plant (“Rongcheng Wind Power”) is located in the city of Weihai in Shandong Province. Rongcheng Wind Power Plant consists of 10 wind power turbines of 1.5 MW each. We hold 48% equity interest in Rongcheng Wind Power.
Rongcheng Wind Power sells its electricity to State Grid Shandong Electric Power Company.
Dongying Wind Power
Huaneng Dongying Wind Power Plant (“Dongying Wind Power”) is located in the city of Dongying in Shandong Province. Dongying Wind Power Plant consists of 32 wind power turbines of 1.5 MW each. We hold 56% equity interest in Dongying Wind Power.
Dongying Wind Power sells its electricity to State Grid Shandong Electric Power Company.
Boshan Photovoltaic
Boshan Photovoltaic Power Plant (“Boshan Photovoltaic”) is located in Zibo City. Boshan Photovoltaic commenced its operation in May 2016 and has an installed capacity of 12 MW. We hold 80% equity interest in Boshan Photovoltaic.
Boshan Photovoltaic sells its electricity to State Grid Shandong Electric Power Company.
Gaozhuang Photovoltaic
Gaozhuang Photovoltaic Power Plant (“Gaozhuang Photovoltaic”) is located in Laiwu City. Gaozhuang Photovoltaic commenced its operation in May 2016 and has an installed capacity of 20 MW. We hold 80% equity interest in Gaozhuang Photovoltaic.
Gaozhuang Photovoltaic sells its electricity to State Grid Shandong Electric Power Company.
Jining Co-generation Photovoltaic.
Jining Co-generation Photovoltaic Project (“Jining Co-generation Photovoltaic”) is located in Jining City. The project commenced its operation in February 2017 and has an installed capacity of 20 MW. We hold 80% equity interest in this project.
Jining Co-generation Photovoltaic sells its electricity to State Grid Shandong Electric Power Company.
Zhanhua Qingfenghu Wind Power
Zhanhua Qingfenghu Wind Power Plant (“Zhanhua Qingfenghu Wind Power”) is located in the city of Binzhou in Shandong Province. Zhanhua Qingfenghu Wind Power Plant commenced operation in December 2017 with an installed capacity of 100 MW, including 50 wind power turbines of 2 MW each. We hold 80% equity interest in Zhanhua Qingfenghu Wind Power.
Zhanhua Qingfenghu Wind Power sells its electricity to State Grid Shandong Electric Power Company.
Jining Photovoltaic
Jining 20 MW Photovoltaic Power Plant (“Jining Photovoltaic”) is located in the city of Jining of Shandong Province. Jining Photovoltaic commenced its operation in February 2017 and has an installed capacity of 20 MW. We hold 80% equity interest in Jining Photovoltaic.
Jining Photovoltaic sells its electricity to State Grid Shandong Electric Power Company.

Laiwu Niuquan Photovoltaic
Laiwu Niuquan 20 MW Photovoltaic Power Plant (“Laiwu Niuquan Photovoltaic”) is located in the city of Laiwu of Shandong Province. Laiwu Niuquan Photovoltaic commenced its operation in April 2017 and has an installed capacity of 20 MW. We hold 80% equity interest in Laiwu Niuquan Photovoltaic.
Laiwu Niuquan Photovoltaic sells its electricity to State Grid Shandong Electric Power Company.
Zhanhua Qingfenghu Photovoltaic
Zhanhua Qingfenghu 100MW Photovoltaic Power Plant (“Zhanhua Qingfenghu Photovoltaic”) is located in the city of Binzhou of Shandong Province. Zhanhua Qingfenghu Photovoltaic commenced its operation in June 2017 and has an installed capacity of 100 MW. We hold 46% equity interest in Zhanhua Qingfenghu Photovoltaic.
Zhanhua Qingfenghu Photovoltaic sells its electricity to State Grid Shandong Electric Power Company.
Weihai Haibu Photovoltaic
Weihai Haibu 19.8MW Photovoltaic Power Plant (“Weihai Haibu Photovoltaic”) is located in the city of Weihai of Shandong Province. Weihai Haibu Photovoltaic commenced its operation in June 2017 and has an installed capacity of 19.75 MW. We hold 80% equity interest in Weihai Haibu Photovoltaic.
Weihai Haibu Photovoltaic sells its electricity to State Grid Shandong Electric Power Company.
Jining Weishan Zhaozhuang Photovoltaic
Jining Weishan Zhaozhuang 80MW Photovoltaic Power Plant (“Jining Weishan Zhaozhuang Photovoltaic”) is located in the city of Jining of Shandong Province. Jining Weishan Zhaozhuang Photovoltaic commenced its operation in December 2017 and has an installed capacity of 80MW. We hold 40% equity interest in Jining Weishan Zhaozhuang Photovoltaic.
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
The coal supply for Qinbei Power Plant is obtained from Shanxi Province. Qinbei Power Plant typically stores 270,000 tons of coal on site. In 2019, Qinbei Power Plant obtained 56.3% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Qinbei Power Plant in 2019 was RMB507.31 (2018: RMB546.80) per ton.
Qinbei Power Plant sells its electricity to Henan Electric Power Company.
Luoyang Co-generation Power Plant
Luoyang Co-generation Power Plant (“Luoyang Co-generation”) is located at Luoyang City of Henan Province. The project has an installed capacity of 700 MW, consisting of two sets of 350MW coal-fired generation units, which commenced operation in May and June 2015, respectively. We hold 80% equity interest in this plant.

The coal supply for Luoyang Co-generation is obtained from Henan and Shaanxi. Luoyang Co-generation typically stores 120,000 tons of coal on site. In 2019, Luoyang Co-generation obtained 66.7% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Luoyang Co-generation in 2019 was RMB498.95 (2018: RMB522.17) per ton.
Luoyang Co-generation sells its electricity to Henan Electric Power Company.
Mianchi Wind Power
Mianchi Wind Power Plant (“Mianchi Wind Power”) is located in Mianchi City of Henan Province. The project has an installed capacity of 75 MW, consisting of 27 wind turbines of 2MW each and 7 wind turbines of 3MW each, which commenced operation in 2019. We hold 100% equity interest in this plant.
Zhenyao Wind Power
Zhenyao Wind Power Plant (“Zhenyao Wind Power”) is located in Pingdingshan City of Henan Province. The project has an installed capacity of 48 MW, consisting of 24 wind turbines of 2MW each, which commenced operation in 2019. We hold 96.52% equity interest in this plant.
Xiayi Wind Power
Xiayi Wind Power Plant (“Xiayi Wind Power”) is located in Shangqiu City of Henan Province. The project has an installed capacity of 10 MW, consisting of 4 wind turbines of 2.5MW each, which commenced operation in 2019. We hold 100% equity interest in this plant.
Puyang Wind Power
Puyang Wind Power Plant (“Puyang Wind Power”) is located in Puyang City of Henan Province. The project has an installed capacity of 90 MW, consisting of 36 wind turbines of 2.5MW each, which commenced operation in 2019. We hold 100% equity interest in this plant.
Mianchi Co-generation
Mianchi Co-generation Power Plant (“Mianchi Co-generation”) is located in Mianchi City of Henan Province. The project has an installed capacity of 700 MW, consisting of two sets of 350MW coal-fired generation units, which commenced operation in December 2016. We hold 60% equity interest in this plant.
The coal supply for Mianchi Co-generation is obtained from Yima Coal Group which has mining operations in Henan, Qinghai, Shanxi, Tibet and Inner Mongolia. Mianchi Co-generation typically stores 20,000 tons of coal on site. In 2019, Mianchi Co-generation obtained 64.3% of its total consumption of coal from annual contracts. The average coal purchase price for Luoyang Co-generation Power Plant in 2019 was RMB400.44 (2018: RMB448.69) per ton.
Mianchi Co-generation sells its electricity to Henan Electric Power Company.
Zhumadian Wind Power
Zhumadian Wind Power (“Zhumadian Wind Power”) is located in Zhumadian City of Henan Province. The project has an installed capacity of 32 MW, consisting of sixteen 2MW wind turbines, which commenced operation in December 2016. We hold 90% equity interest in this plant.
Zhumadian Wind Power sells its electricity to Henan Electric Power Company.
Qinbei Dianchanghuichang Photovoltaic
Qinbei Dianchanghuichang 20MW Photovoltaic Power Plant (“Qinbei Dianchanghuichang Photovoltaic”) is located in the city of Jiyuan of Henan Province. Qinbei Dianchanghuichang Photovoltaic commenced its operation in

June 2017 and has an installed capacity of 20MW. We hold 60% equity interest in Qinbei Dianchanghuichang Photovoltaic.
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
In 2019, Nantong Power Plant obtained 56.8% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Nantong Power Plant in 2019 was RMB458.33 (2018: RMB516.52) per ton.
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
In 2019, Nanjing Power Plant obtained approximately 98.2% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Nanjing Power Plant in 2019 was RMB560.73 (2018: RMB623.28) per ton.
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
The coal supply for Taicang Power Plant is primarily from Shenhua in Inner Mongolia and Datong in Shanxi Province. Taicang Power Plant typically stores 350,000 tons of coal on site. In 2019, Taicang Power Plant obtained approximately 60.4% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Taicang Power Plant in 2019 was RMB455.18 (2018: RMB491.97) per ton.
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
The coal supply for the Huaiyin Power Plant is primarily from Anhui Province, Henan Province and Shanxi Province. Huaiyin Power Plant typically stores 180,000 tons of coal on site. In 2019, Huaiyin Power Plant obtained approximately 46.5% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Huaiyin Power Plant in 2019 was RMB547.17 (2018: RMB619.22) per ton.
Huaiyin Power Plant sells its electricity to Jiangsu Electric Power Company.
Jinling Power Plant
Huaneng Nanjing Jinling Power Plant (“Jinling Power Plant”) is located in Nanjing, Jiangsu. Jinling Power Plant consists of two 1,030 MW gas-fired generating units, which commenced operation in December 2009 and August 2012, respectively. We hold 60% equity interest in Jinling Power Plant.
Jinling Power Plant (Coal-fired) consists of two 1,030 MW domestic ultra-supercritical coal-fired generating units, which commenced operation in December 2009 and August 2012, respectively. We hold 60% equity interest in Phase I and Phase II of Jinling Power Plant (Coal-fired). The coal supply for Jinling Power Plant (Coal-fired) is primarily from Shanxi Province and Inner Mongolia Autonomous Region. Jinling Power Plant (Coal-fired) typically stores 300,000 tons of coal on site. In 2019, Jinling Power Plant (Coal-fired) obtained approximately 57.5% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Jinling Power Plant (Coal-fired) in 2019 was RMB474.64 (2018: RMB538.15) per ton.
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
Qidong Wind Power Plant sells its electricity to Jiangsu Electric Power Company.

Jinling CCGT Co-generation
Jinling CCGT Co-generation is located in Nanjing, Jiangsu. The plant comprises of two 390 MW (F grade) CCGT unites and two 191 MW class (E grade) CCGT units and the corresponding support facilities. The two F grades commence operation in December 2006 and March 2007, while two E grade units commenced operation in April 2013 and May 2013, respectively. We hold 57% equity interest in Jinling CCGT Co-generation. The gas supply for this plant is transported through the pipeline of “West-East Gas Transport Project.”
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
Rudong Wind Power sells its electricity to Jiangsu Electric Power Company.
Tongshan Wind Power
Tongshan Wind Power Plant (“Tongshan Wind Power”) is located in Xuzhou, Jiangsu Province. Phase I of the plant has an installed capacity of 50 MW. It commenced operation in March 2016. The phase II commenced operation in December 2017, and has an installed capacity of 48MW, consisting of 24 wind turbines of 2WM each. We hold 70% equity interest in Tongshan Wind Power.
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
The coal supply for Suzhou Co-generation is obtained from Shanxi, Inner Mongolia and partially imported coal. Suzhou Co-generation typically stores 30,000 tons of coal on site. In 2019, Suzhou Co-generation obtained 54.7% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Suzhou Co-generation in 2019 was RMB443.49 (2018: RMB590.35) per ton.
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
Nanjing Chemical Industry Park Co-generation Power Plant
Nanjing Chemical Industry Park Co-generation Power Plant (“Nanjing Chemical Industry Park Co-Generation”) is located in the city of Nanjing in Jiangsu Province. It has an installed capacity of 100MW consisting of two sets of extraction back-pressure turbines of 50 MW each, which commenced operation in April and December 2016, respectively. We hold 70% equity interest in Nanjing Chemical Industry Park Co-Generation Power Plant.
Nanjing Chemical Industry Park Co-generation typically stores 60,000 tons of coal on site. In 2019, Nanjing Co-generation obtained 97.0% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Nanjing Chemical Industry Park Co-generation in 2019 was RMB576.15 (2018: RMB613.77) per ton.
Nanjing Chemical Industry Park Co-generation Power Plant sells its electricity to Jiangsu Electric Power Company.
Luhe Wind Power
Luhe Wind Power (“Luhe Wind Power”) is located in Nanjing, Jiangsu. It has an installed capacity of 50 MW, consisting of 25 wind power turbines of 2 MW each, which commenced operation in December 2016. We hold 100% equity interest in Luhe Wind Power.
Luhe Wind Power sells its electricity to Jiangsu Electric Power Company.
Guanyun Co-generation Power
Guanyun Co-generation Power Plant (“Guanyun Co-generation Power”) is located in the city of Lianyungang of Jiangsu Province, with an installed capacity of 50 MW consisting of two 25 MW coal-fired generating units which commenced operations in December 2017. We hold 100% equity interest in Guanyun Co-generation Power.
Guanyun Co-generation Power sells its electricity to Jiangsu Electric Power Company.
Suzhou CCGT
Suzhou Gas-fired Co-generation Power Plant (“Suzhou CCGT”) is located in the city of Lianyungang of Jiangsu Province, with an installed capacity of 452 MW consisting of two (E-class) combined cycle gas turbine cogeneration units which commenced operations in July and September 2017, respectively. We hold 53.45% equity interest in Suzhou CCGT.
Suzhou CCGT sells its electricity to Jiangsu Electric Power Company.
Rudong Offshore Wind Power
Rudong Offshore Wind Power (“Rudong Offshore Wind Power”) is located in the county of Rudong, the city of Nantong of Jiangsu
Province. It has an installed capacity of 302.4 MW, consisting of 38 wind power turbines of 4 MW each, 12 wind power turbines of 4.2 MW each, and 20 wind power turbines of 5 MW each, which commenced operation in March and September 2017. We hold 70% equity interest in Rudong Offshore Wind Power.
Rudong Offshore Wind Power sells its electricity to Jiangsu Electric Power Company.
Yizheng Wind Power
Yicheng Wind Power (“Yicheng Wind Power”) is located in the city of Yizheng of Jiangsu Province. It has an installed capacity of 60 MW, consisting of 21 wind power turbines of 2.2 MW each and 6 wind power turbines of 2.3 MW each, which commenced operation in December 2017 and July 2018, respectively. We hold 100% equity interest in Yizheng Wind Power.
Yizheng Wind Power sells its electricity to Jiangsu Electric Power Company.
Taicang Dianchanghuichang Photovoltaic
Taicang Dianchanghuichang 40MW Photovoltaic Power Plant (“Taicang Dianchanghuichang Photovoltaic”) is located in the city of Taicang of Jiangsu Province. Taicang Dianchanghuichang Photovoltaic commenced its production of 40MW in April 2017 and commenced its production of 10 MW in June 2018, respectively. We hold 75% equity interest in Taicang Dianchanghuichang Photovoltaic.

Taicang Dianchanghuichang Photovoltaic sells its electricity to Jiangsu Electric Power Company.
Guanyun Photovoltaic
Guanyun 14.1MW Photovoltaic Power Plant (“Guanyun Photovoltaic”) is located in the city of Lianyungang of Jiangsu Province. Guanyun Photovoltaic commenced its operation in June 2017 and has an installed capacity of 14.1MW. We hold 100% equity interest in Guanyun Photovoltaic.
Guanyun Photovoltaic sells its electricity to Jiangsu Electric Power Company.
Huaiyin Dianchang Photovoltaic
Huaiyin Dianchang Photovoltaic is located in Huaian City of Jiangsu Province. Huaiyin Dianchang Photovoltaic commenced its operation in June 2018 and has an installed capacity of 30 MW. We hold 100% equity interest in Huaiyin Dianchang Photovoltaic.
Dafeng Offshore Wind Power
Dafeng Offshore Wind Power Plant (“Dafeng Offshore Wind Power”) is located in the offshore region east to Yancheng of Jiangsu Province. It has an installed capacity of 301.6 MW, consisting of 44 wind power turbines of 2.2 MW each and 20 wind power turbines of 5 MW each, which commenced operation in 2019, respectively. We hold 100% equity interest in Dafeng Offshore Wind Power.
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
The coal supply for Shidongkou I is primarily from Shanxi Province, Anhui Province and Henan Province. Shidongkou I Power Plant typically stores 150,000 tons of coal on site. In 2019, Shidongkou I obtained 48.3% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Shidongkou I in 2019 was RMB402.13 (2018: RMB447.03) per ton.
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
In 2019, Shidongkou II obtained 57.7% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Shidongkou II in 2019 was RMB421.88 (2018: RMB503.58) per ton.

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
The gas supply for Shanghai CCGT is transported through the pipeline of “West-East Gas Transport Project.” Shanghai CCGT generates electricity during the peak load periods and sells its electricity to State Grid Shanghai Municipal Electric Power Company.
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
The coal supply for Luohuang Power Plant is obtained from Chongqing Municipality. Luohuang Power Plant typically stores 450,000 tons of coal on site. In 2019, Luohuang Power Plant obtained 99.7% of its coal supplies from annual contracts and the remainder from the open market. The average coal purchase price for Luohuang Power Plant in 2019 was RMB566.14 (2018: RMB550.64) per ton.
Luohuang Power Plant sells its electricity to Chongqing Municipal Electric Power Company.
Liangjiang CCGT
Liangjiang CCGT is located in Chongqing Municipality. Two generating units of this plant commenced operation in October and December 2014, respectively, with an installed capacity of 934 MW. We hold 90% equity interest in Liangjiang CCGT. The gas supply for Liangjiang CCGT is transported through pipeline of “West-East Gas Transport Project.”
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
The coal supply for Yuhuan Power Plant is primarily obtained from Shanxi Province and Inner Mongolia Autonomous Region. Yuhuan Power Plant typically stores 500,000 tons of coal on site. In 2019, Yuhuan Power Plant obtained 99.3% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Yuhuan Power Plant in 2019 was RMB570.60 (2018: RMB631.29) per ton.
Yuhuan Power Plant sells its electricity to State Grid Zhejiang Electric Power Company.
Changxing Power Plant
Changxing Power Plant “Replacing Small Units with Large Ones” Project (“Changxing Power Plant”) is located in Changxing County of Zhejiang Province. Changxing “Replacing Small Units with Large Ones” Project commenced operation in December 2014, with an installed capacity of 1,320 MW. This is the first project of ultra-supercritical coal-fired generating units of the Company. We hold 100% equity interest in the project.
The coal supply for Changxing Power Plant is primarily obtained from Inner Mongolia, Hebei and partially imported coal. Changxing Power Plant typically stores 150,000 tons of coal on site. In 2019, Changxing Power Plant obtained 64.8% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Changxing Power Plant in 2019 was RMB607.41 (2018: RMB620.99) per ton.
Tongxiang CCGT
Tongxiang CCGT is located in Tongxiang City of Zhejiang Province. The plant commenced operation in September 2014 with an installed capacity of 458.4 MW. We hold 95% equity interest in the Tongxiang CCGT. The gas supply for Tongxiang CCGT is transported through pipeline of “West-East Gas Transport Project.”
Tongxiang CCGT sells its electricity to State Grid Zhejiang Electric Power Company.
Changxing Photovoltaic
Si’an 10MW Distributed Photovoltaic Power Project (“Changxing Photovoltaic”) is located in Changxing County of Zhejiang Province. Part of the project commenced operation in December 2014, with an installed capacity of 5 MW. In March 2015, the rest of the project commenced operation in March 2015, with an installed capacity of 5 MW. We hold 100% equity interest in Changxing Photovoltaic.
Changxing Hongqiao Photovoltaic
Changxing Hongqiao Photovoltaic Power Project (“Changxing Hongqiao Photovoltaic”) is located in Changxing Country of Zhejiang Province. It commenced operation in September 2016, with an installed capacity of 30 MW. We hold 100% equity interest in this project.
Huzhou Distributed Photovoltaic
Huzhou Distributed Photovoltaic Power Project (“Huzhou Distributed Photovoltaic”) is located in the city of Huzhou of Zhejiang Province. It commenced operation in June and December 2017, with an installed capacity of 20 MW. We hold 100% equity interest in Huzhou Distributed Photovoltaic.
Huzhou Distributed Photovoltaic sells its electricity to Zhejiang Electric Power Company.
Jiapu Photovoltaic
Jiapu Photovoltaic Power Project (“Jiapu Photovoltaic”) is located in the city of Huzhou of Zhejiang Province. It commenced operation in 2019, with an installed capacity of 1.03 MW. We hold 100% equity interest in Jiapu Photovoltaic.
Xitang Photovoltaic
Xitang Photovoltaic Power Project (“Xitang Photovoltaic”) is located in the city of Jiaxing of Zhejiang Province. It commenced operation in 2019, with an installed capacity of 1.77 MW. We hold 100% equity interest in Xitang Photovoltaic.

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
The coal supply for Yueyang Power Plant is obtained from Datong in Shanxi Province. Yueyang Power Plant typically stores 500,000 tons of coal on site. In 2019, Yueyang Power Plant obtained 60.7% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Yueyang Power Plant in 2019 was RMB608.74 (2018: RMB702.09) per ton.
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
Subaoding Wind Power sells its electricity to Hunan Electric Power Company.
Guidong Wind Power
Guidong Wind Power (“Guidong Wind Power”) is located at Guidong County of Hunan Province. Guidong Wind Power commenced operation in 2015, with an installed capacity of 84 MW, consisting of 42 wind power turbines of 2 MW each. We hold 100% equity interest in this plant.
Guidong Wind Power sells its electricity to Hunan Electric Power Company.
Yueyang Xingang Photovoltaic
Yueyang Xingang 10MW Distributed Photovoltaic Power Project (“Yueyang Xingang Photovoltaic”) is located in the city of Yueyang of Hunan Province. Yueyang Xingang Photovoltaic commenced operation in May 2017, with an installed capacity of 10 MW. We hold 55% equity interest in Yueyang Xingang Photovoltaic.
Yueyang Xingang Photovoltaic sells its electricity to Hunan Electric Power Company.

Yueyang Leigutai Photovoltaic
Yueyang Leigutai 20MW Distributed Photovoltaic Power Project (“Yueyang Leigutai Photovoltaic”) is located in the city of Yueyang of Hunan Province. Yueyang Liangang Photovoltaic commenced operation in June 2017, with an installed capacity of 20 MW. We hold 55% equity interest in Yueyang Leigutai Photovoltaic.
Yueyang Leigutai Photovoltaic sells its electricity to Hunan Electric Power Company.
Yueyang Sanhuihu Photovoltaic
Yueyang Sanhuihu Photovoltaic Power Project (“Yueyang Sanhuihu Photovoltaic”) is located in the city of Yueyang of Hunan Province. Yueyang Sanhuihu Photovoltaic commenced operation in 2019, with an installed capacity of 20 MW. We hold 55% equity interest in Yueyang Sanhuihu Photovoltaic.
Lianping Wind Power
Lianping Wind Power Plant (“Lianping Wind Power”) is located at the city of Pinzhou of Hunan Province. Lianping Wind Power commenced operation in 2019, with an installed capacity of 65 MW, consisting of 13 wind power turbines of 3.4 MW each, 1 wind power turbine of 3.6 MW, 1 wind power turbine of 3.2 MW and 7 wind power turbine of 2 MW each. We hold 80% equity interest in this plant.
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
Enshi Maweigou Hydropower sells its electricity to Hubei Electric Power Company.
Yangluo Power Plant
Huaneng Yangluo Power Plant (“Yangluo Power Plant”) is located in Wuhan City in Hubei Province. Wuhan Power Plant has an installed capacity of 2,460 MW and consists of two 300 MW coal-fired generating units which commenced operation in 1993 and 1994, two 330 MW coal-fired generating units which commenced operation in 1997, and two 600 MW coal-fired generating units which commenced operation in 2006. We hold 75% equity interest in Yangluo Power Plant. We acquired the power plant in January, 2015 from Huaneng Group.
In 2019, Yangluo Power Plant obtained 56.8% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Yangluo Power Plant in 2019 was RMB612.31 (2018: RMB691.71) per ton.
Yangluo Power Plant sells its electricity to Hubei Electric Power Company.
Dalongtan Hydropower
Huaneng Dalongtan Hydropower Station (“Dalongtan Hydropower”) is located in Enshi City of Hubei Province. Dalongtan Hydropower has an installed capacity of 37.6 MW. We hold 97% equity interest in Dalongtan Hydropower. We acquired the power plant in January, 2015 from Huaneng Group.
Dalongtan Hydropower sells its electricity to Hubei Electric Power Company.

Jingmen Co-generation
Huaneng Jingmen Co-generation Power Plant (“Jingmen Co-generation” or “Jingmen Thermal Power”) is located in Jingmen City in Hubei Province. Jingmen Co-generation has an installed capacity of 700 MW and consists of two 350 MW coal-fired generating units which commenced operation in 2014. We hold 100% equity interest in Jingmen Co-generation. We acquired the power plant in January, 2015 from HIPDC.
The coal supply for Jingmen Co-generation is obtained from Shaanxi and Gansu. Jingmen Co-generation typically stores 90,000 tons of coal on site. In 2019 Jingmen Co-generation obtained 63.8% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Jingmen Co-generation in 2019 was RMB598.42 (2018: RMB645.38) per ton.
Jingmen Co-generation sells its electricity to Hubei Electric Power Company.
Yingcheng Co-generation
Huaneng Yingcheng Co-generation Power Plant (“Yingcheng Co-generation”) is located in Yingcheng City in Hubei Province. Unit II of Yingcheng Co-generation has an installed capacity of 350 MW which commenced operation in January 2015. Unit I of Yingcheng Co-generation has an installed capacity of 50 MW, which commenced operation in June 2016. We hold 100% equity interest in Yingcheng Co-generation. We acquired the power plant in January, 2015 from HIPDC.
The coal supply for Yingcheng Co-generation is obtained from Shanxi and Shaanxi. Yingcheng Co-generation typically stores 50,000 tons of coal on site. In 2019, Yingcheng Co-generation obtained 79.8% of its total consumption of coal from the open market. The average coal purchase price for Yingcheng Co-generation in 2019 was RMB638.21 (2018: RMB680.05) per ton.
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
Jieshan Wind Power sells its electricity to Hubei Electric Power Company.
Zhongxiang Hujiawan Wind Power
Zhongxiang Hujiawan Wind Power (“Zhongxiang Hujiawan Wind Power”) is located in the city of Jingmen of Hubei Province. Zhongxiang Hujiawan Wind Power commenced operation in December 2017 and August 2018, with an installed capacity of 24 MW and 126 MW, respectively, consisting of totally 75 wind power turbines of 2 MW each. We hold 100% equity interest in this plant.
Zhongxiang Hujiawan Wind Power sells its electricity to Hubei Electric Power Company.
Suizhou Zengdufuhe Photovoltaic
Suizhou Zengdufuhe 20MW Photovoltaic Power Project (“Suizhou Zengdufuhe Photovoltaic”) is located in the city of Suizhou of Hubei Province. Suizhou Zengdufuhe Photovoltaic commenced operation in September and December 2017, with an installed capacity of 20 MW. We hold 100% equity interest in Suizhou Zengdufuhe Photovoltaic.
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
The coal supply for Jinggangshan Power Plant is obtained from Henan Province, Anhui Province and Jiangxi Province. Jinggangshan Power Plant typically stores 255,000 tons of coal on site. In 2019, Jinggangshan Power Plant obtained 62.1% of its total coal consumption from annual contracts and the remainder from the open market. The average coal purchase price for Jinggangshan Power Plant in 2019 was RMB710.19 (2018: RMB752.45) per ton.
Jinggangshan Power Plant sells its electricity to Jiangxi Electric Power Company.
Jianggongling Wind Power
Jianggongling Wind Power Plant (“Jianggongling Wind Power”) is located in Jiujiang Municipality of Jiangxi Province. Jianggongling Wind Power commenced operation in December 2014 (Phase I), with an installed capacity of 48 MW, consisting of 24 wind power turbine of 2 MW, and in December 206 (Phase II), with an installed capacity of 26 MW, consisting of 13 wind power turbines of 2 MW. We hold 100% equity interest in the Jianggongling Wind Power.
Ruijin Power Plant
Huaneng Ruijin Power Plant (“Ruijin Power Plant”) is located in Ruijin City in Jiangxi Province. Ruijin Power Plant has an installed capacity of 700 MW and consists of two 350 MW coal-fired generating units which commenced operation in 2008. We hold 100% equity interest in Ruijin Power Plant. We acquired the power plant in January, 2015 from HIPDC.
The coal supply for Ruijin Power Plant is obtained from Shanxi, Shaanxi, and partially imported coal. Ruijin Power Plant typically stores 110,000 tons of coal on site. In 2019, Ruijin Power Plant obtained 39.9% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Ruijin Power Plant in 2019 was RMB649.66 (2018: RMB754.04) per ton.
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
The coal supply for Anyuan Power Plant is obtained from Gansu and Shanxi. Ruijin Power Plant typically stores 130,000 tons of coal on site. In 2019, Anyuan Power Plant obtained 55.7% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Ruijin Power Plant in 2019 was RMB690.99 (2018: RMB699.12) per ton.
Anyuan Power Plant sells its electricity to Jiangxi Electric Power Company.

Linghuashan Wind Power
Linghuashan Wind Power Plant (“Linghuashan Wind Power”) is located in the city of Ji’an of Jiangxi Province. Linghuashan Wind Power has a total installed capacity of 100 MW, consisting of 50 turbines of 2MW each, which commenced operation in June and September 2017. We hold 100% equity interest in Linghuashan Wind Power.
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
Daguzhai Wind Power
Daguzhai Wind Power Plant (“Daguzhai Wind Power”) is located in the city of Fuzhou of Jiangxi Province. Daguzhai Wind Power has a total installed capacity of 94 MW, consisting of 28 wind turbines of 3 MW each and 4 wind turbines of 2.5 MW each, which commenced operation in2018. We hold 100% equity interest in Daguzhai Wind Power.
Shangrao Poyang Photovoltaic
Shangrao Poyang Photovoltaic Power Project (“Shangrao Poyang Photovoltaic”) is located in the city of Shangrao of Jiangxi Province. Shangrao Poyang Photovoltaic commenced operation in 2019, with an installed capacity of 159.66 MW. We hold 50% equity interest in Shangrao Poyang Photovoltaic.
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
The coal supply for Chaohu Power Plant is obtained from Shandong and Gansu. Chaohu Power Plant typically stores 110,000 tons of coal on site. In 2019, Chaohu Power Plant obtained 57.5% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Chaohu Power Plant in 2019 was RMB619.60 (2018: RMB645.84) per ton.
Chaohu Power Plant sells its electricity to Anhui Electric Power Company.
Hualiangting Hydropower
Huaneng Hualiangting Hydropower Plant (“Hualiangting Hydropower”) is located in Anqing City in Anhui Province. Hualiangting Hydropower has an installed capacity of 40 MW which commenced operation in 1981 and 1987. We hold 100% equity interest in Hualiangting Hydropower. We acquired the power plant in January, 2015 from Huaneng Group.
Hualiangting Hydropower sells its electricity to Anhui Electric Power Company.
Huaining Wind Power
Shijing Wind Power Plant in Huaining Country (“Huaining Wind Power”) is located in Huaining Country, Anhui Province. Huaining Wind Power has a total installed capacity of 50 MW, consisting of 25 turbines of 2MW each, which commenced operation in June 2016. We hold 100% equity interest in the plant.

Huaining Wind Power sells its electricity to Anhui Electric Power Company.
Huaining Longchi Wind Power
Huaining Longchi Wind Power Plant (“Huaining Longchi Wind Power”) is located in the city of the county of Huaining of Anhui Province. Huaining Longchi Wind Power has a total installed capacity of 99 MW, consisting of 45 turbines of 2.2MW each. We hold 100% equity interest in Huaining Longchi Wind Power.
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
In 2019, the Fuzhou Power Plant obtained 56.6% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Fuzhou Power Plant in 2019 was RMB497.90 (2018: RMB563.21) per ton.
Fuzhou Power Plant sells its electricity to Fujian Electricity Power Company.
Changle Photovoltaic
Changle 10 MW Photovoltaic Power Plant (“Changle Photovoltaic”) is located in the city of Fuzhou of Fujian Province. It has an installed capacity of 10 MW, which commenced operation in June 2017. We hold 100% equity interest in Changle Photovoltaic.
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
In 2019, the Shantou Power Plant obtained 30.0% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Shantou Power Plant in 2019 was RMB531.37 (2018: RMB584.24) per ton.
Shantou Power Plant sells its electricity to Guangdong Electric Power Company.
Haimen Power Plant
Huaneng Haimen Power Plant is located in Shantou City, Guangdong Province. Haimen Power Plant has an installed capacity of 4,144 MW and consists of four 1,036 MW generating units. The first two generating units (“Haimen”) commenced operation in July 2009 and October 2009, respectively. We hold 100% equity interest in the first two generating units. The other two generation units commenced operation at the beginning of 2013 (“Haimen Power”). We hold 80% equity interest in the other two generating units.
The coal supply for Haimen Power Plant is mainly imported from Indonesia. Haimen Power Plant typically stores 400,000 tons of coal on site. In 2019, Haimen Power Plant obtained 94.3% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Haimen Power Plant in 2019 was RMB512.21 (2018: RMB596.47) per ton.
Haimen Power Plant sells its electricity to Guangdong Electric Power Company.
Shantou Photovoltaic
Shantou Power Plant 17 MW Photovoltaic Power Plant (“Shantou Photovoltaic”) is located in Shantou City, Guangdong Province. It has an installed capacity of 17 MW, which commenced operation in September 2016. We hold 100% equity interest in the Project.
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
The coal supply for Diandong Energy is mainly obtained from Yunnan and Guizhou Provinces. Diandong Energy typically stores 1,200,000 tons of coal on site. In 2019, Diandong Energy obtained 4.2% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Diandong Energy in 2019 was RMB453.86 (2018: RMB540.19) per ton.
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
The coal supply for Yuwang Energy is mainly obtained from Yunnan and Guizhou Provinces. Yuwang Energy typically stores 600,000 tons of coal on site. In 2019, Yuwang Energy obtained none of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price of coal for Yuwang Energy in 2019 was RMB486.07 (2018: RMB507.68) per ton.

Yuwang Energy sells its electricity to Yunnan Electric Power Company.
Yuwang Changdi Hydropower Plant
Yuwang Changdi Hydropower Plant (“Yuwang Changdi Hydropower Plant”) is located in Qujing City in Yunnan Province. Yuwang Changdi Hydropower Plant has an installed capacity of 16 MW which commenced operation in 2019. We hold 100% equity interest in Yuwang Changdi Hydropower Plant.
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
Fuyuan Wind Power sells its electricity to Yunnan Electric Power Company.
Power Plants in Hainan Province
Haikou Power Plant
Huaneng Haikou Power Plant (“Haikou Power Plant”) is located in Haikou City in Hainan Province. Haikou Power Plant has an installed capacity of 936 MW and consists of two 138 MW coal-fired generating units which commenced operation in 1999, 2000, and two 330 MW coal-fired generating units which commenced operation in 2006. We hold 91.8% equity interest in Haikou Power Plant. We acquired the power plant in January, 2015 from Huaneng Group.
The coal supply for Haikou Power Plant is mainly obtained from Inner Mongolia, Shanxi, and partially imported coal. Haikou Power Plant typically stores 120,000 tons of coal on site. In 2019, Haikou Power Plant obtained 54.1% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price of coal for Haikou Power Plant in 2019 was RMB452.77 (2018: RMB515.21) per ton.
Haikou Power Plant sells its electricity to Hainan Electric Power Company.
Dongfang Power Plant
Huaneng Dongfang Power Plant (“Dongfang Power Plant”) is located in Dongfang City in Hainan Province. Dongfang Power Plant has an installed capacity of 1,400 MW and consists of four 350 MW coal-fired generating units which commenced operation in 2009, 2012. We hold 91.8% equity interest in Dongfang Power Plant. We acquired the power plant in January, 2015 from Huaneng Group.
The coal supply for Dongfang Power Plant is mainly obtained from Shanxi and partially imported coal. Dongfang Power Plant typically stores 160,000 tons of coal on site. In 2019, Dongfang Power Plant obtained 39.0% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price of coal for Dongfang Power Plant in 2019 was RMB474.13 (2018: RMB514.48) per ton.
Dongfang Power Plant sells its electricity to Hainan Electric Power Company.
Nanshan Co-generation
Huaneng Nanshan Co-generation Power Plant (“Nanshan Co-generation”) is located in Sanya City in Hainan Province. Nanshan Co-generation has an installed capacity of 132 MW which commenced operation in 2003. We hold 91.8% equity interest in Nanshan Co-generation. We acquired the power plant in January 2015 from Huaneng Group.
Nanshan Co-generation sells its electricity to Hainan Electric Power Company.

Gezhen Hydropower Plant
Huaneng Gezhen Hydropower Plant (“Gezhen Hydropower Plant”) is located in Dongfang City in Hainan Province. Gezhen Hydropower Plant has an installed capacity of 82 MW which commenced operation in 2009. We hold 91.8% equity interest in Gezhen Hydropower Plant. We acquired the power plant in January, 2015 from Huaneng Group.
Gezhen Hydropower Plant sells its electricity to Hainan Electric Power Company.
Wenchang Wind Power
Huaneng Wenchang Wind Power Plant (“Wenchang Wind Power”) is located in Wenchang City in Hainan Province. Wenchang Wind Power has an installed capacity of 51.5 MW and consists of 33 turbines with each capacity of 1.5 MW which commenced operation in 2008, and one turbine with a capacity of 2 MW which commenced operation in 2015. We hold 91.8% equity interest in Wenchang Wind Power. We acquired the power plant in January, 2015 from Huaneng Group.
Wenchang Wind Power sells its electricity to Hainan Electric Power Company.
Dongfang Photovoltaic
Dongfang Photovoltaic Power Plant (“Dongfang Photovoltaic”) is located in Dongfang City in Hainan Province. Dongfang Photovoltaic has an installed capacity of 12 MW which commenced operation in July 2016. We hold 91.8% equity interest in Dongfang Power Plant.
Dongfang Photovoltaic sells its electricity to Hainan Electric Power Company.
Chengmai Photovoltaic
Chengmai Photovoltaic Power Plant (“Chengmai Photovoltaic”) is located in the county of Chengmai of Hainan Province. Chengmai Photovoltaic has an installed capacity of 25 MW and 40 MW which commenced operation in June 2017 and September 2018, respectively. We hold 91.8% equity interest in Chengmai Photovoltaic.
Chengmai Photovoltaic sells its electricity to Hainan Electric Power Company.
Power Plant in Guangxi Autonomous Region
Guilin Distributed Energy
Guilin Distributed Energy Power Plant (“Guilin Distributed Energy”) is located in the city of Guilin of Guangxi Autonomous Region. Guilin Distributed Energy has an installed capacity of 210 MW which commenced operation in December 2017. We hold 80% equity interest in Guilin Distributed Energy.
Guilin Distributed Energy sells its electricity to Hainan Electric Power Company.
Guigang Qixingling Wind Power
Guigang Qixingling Wind Power Plant (“Guigang Qixingling Wind Power”) is located at the city of Guigang of Guangxi Autonomous Region. It commenced operation in 2019, with an installed capacity of 60 MW, consisting of 6 wind power turbine of 2.3 MW each and 21 wind power turbine of 2.2 MW each. We hold 100 % equity interest in Guigang Qixingling Wind Power.

Power Plant in Guizhou
Panxian Wind Power
Panxian Wind Power (“Panxian Wind Power”) is located at Panxian county of Guizhou Province. It commenced operation in December 2015, with an installed capacity of 24 MW, consisting of 12 wind power turbine of 2 MW each. We hold 100 % equity interest in Panxian Wind Power.
Panxian Wind Power sells its electricity to Guizhou Electric Power Company.
Panxian Dapashan Wind Power
Panxian Dapashan Wind Power Plant (“Panxian Dapashan Wind Power”) is located in the county of Pan of Guizhou Province. Panxian Dapashan Wind Power has an installed capacity of 24 MW and consists of 12 turbines with each capacity of 2 MW which commenced operation in November and December 2017. We hold 100% equity interest in Panxian Dapashan Wind Power.
Panxian Dapashan Wind Power sells its electricity to Guizhou Electric Power Company.
Panxian Jiaoziding Wind Power
Panxian Jiaoziding Wind Power Plant (“Panxian Jiaoziding Wind Power”) is located in the county of Pan of Guizhou Province. Panxian Jiaoziding Wind Power has an installed capacity of 48 MW and consists of 24 turbines with each capacity of 2 MW which commenced operation in November and December 2017. We hold 100% equity interest in Panxian Jiaoziding Wind Power.
Panxian Jiaoziding Wind Power sells its electricity to Guizhou Electric Power Company.
Dapashan Boost Station Photovoltaic
Dapashan Boost Station Photovoltaic Power Project (“Dapashan Boost Station Photovoltaic”) is located in the city of Bijie of Guizhou Province. Dapashan Boost Station Photovoltaic has an installed capacity of 0.25 MW which commenced operation in 2019. We hold 100% equity interest in Dapashan Boost Station Photovoltaic.
Jiaoziding Boost Station Rooftop Photovoltaic
Jiaoziding Boost Station Rooftop Photovoltaic Power Project (“Jiaoziding Boost Station Rooftop Photovoltaic”) is located in the county of Pan of Guizhou Province. Jiaoziding Boost Station Rooftop Photovoltaic has an installed capacity of 0.4 MW which commenced operation in 2019. We hold 100% equity interest in Jiaoziding Boost Station Rooftop Photovoltaic.
Guanlinggang Wulonggu Photovoltaic
Guanlinggang Wulonggu Photovoltaic Power Project (“Guanlinggang Wulonggu Photovoltaic”) is located in the county of Guanling of Guizhou Province. Guanlinggang Wulonggu Photovoltaic has an installed capacity of 80 MW which commenced operation in 2019. We hold 100% equity interest in Guanlinggang Wulonggu Photovoltaic.
Xixiu Distributed Photovoltaic
Xixiu Distributed Photovoltaic Power Project (“Xixiu Distributed Photovoltaic”) is located in the city of Anshun of Guizhou Province. Xixiu Distributed Photovoltaic has an installed capacity of 8.2 MW which commenced operation in 2019. We hold 100% equity interest in Xixiu Distributed Photovoltaic.

Power Plant in Ningxia
Ruyi Helan Rooftop Photovoltaic
Ruyi Helan Rooftop Photovoltaic Power Plant (“Ruyi Helan Rooftop Photovoltaic”) is located in the county of Helan of Ningxia Autonomous Region. Ruyi Helan Rooftop Photovoltaic has an installed capacity of 19.8 MW which commenced operation in June 2017. We hold 40% equity interest in Ruyi Helan Rooftop Photovoltaic.
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
In 2018, NDRC and NEA issued Circular on Promoting the Capability to Adjust the Power System and Plan for Consumption of Clean Energy (2018-2020), Circular on the Renewable Power Quota System and Notice on Actively Promoting Market-oriented Power Exchange and Further Improving the Trading Mechanism to further promote the consumption of renewable energy and increase the utilization rate of the renewable energy. From 2018, users from coal, steel, non-ferrous metal and construction materials industries, among others, shall participate in the market-oriented power exchange process instead of applying the catalog price. Users are encouraged to negotiate with power generating enterprises to establish the “baseline with floating adjustment” pricing mechanism.
In 2019, NDRC and NEA issued the Notice on Regulating the Management of Priority Generation and Priority Purchase Plan to prioritize the purchase of the renewable energy power, the Notice on Establishing and Perfecting Renewable Energy Power Consumption Guarantee Mechanism to promote the consumption of the renewable energy power, and Guiding Opinions on Deepening the Reform of the On-grid Tariff Formation Mechanism for Coal-fired Power to promote the reform of tariff pricing mechanism. The NDRC also issued the Notice on Full Release of Electricity Generation Plan for Operating Power Users to further open up the plan of operating power users to promote the renewable energy power consumption.
Competition and Dispatch in Singapore
Following the introduction of LNG into Singapore, new players as well as incumbents have invested in new gas-fired generating capacities to compete in the Singapore electricity market. Tuas Power competes in the NEMS using its portfolio of gas-fired, coal-biomass fired and oil-fired generating units. It was able to maintain a market share of approximately 20.7% in the NEMS for 2019. Its major competitors include Senoko Energy (formerly Senoko Power) which is owned by a Japanese/French consortium led by Marubeni Group, YTL PowerSeraya that is owned by YTL Group of Malaysia, SembCorp Cogen and Keppel Merlimau Cogen and PacificLight Power Pte Ltd. A new entrant, Tuaspring, entered the market in 2015. In 2017, ExxonMobil and Singapore Refining Company introduced additional capacity of 158MW. Tuas Power’s portfolio of generating units allows it to maintain its leadership position in Singapore’s power industry.
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
Environmental Regulation
We are subject to the PRC Environmental Protection Law, and relevant laws and regulations (collectively the “National Environmental Laws”) and the environmental rules promulgated by the Local Governments in whose jurisdictions our various power plants are located (the “Local Environmental Rules”). According to the National Environmental Laws, the Ministry of Ecology and Environment sets national environmental protection standards and local environmental protection bureaus may set stricter local standards. Enterprises are required to comply with the stricter of the two standards.
At present, new projects are subject to the environmental evaluation approval. The project proposal is required to be submitted to the Ministry of Ecology and Environment for approval, save for those projects can be approved by local governments.
Effective July 1, 2003, all power plants in China became subject to the pollutant discharge levy system, pursuant to which discharge fees are levied based on the actual amount of pollutants discharged. In 2016, 2017 and 2018, we paid to the local governments total discharge fees of approximately RMB372 million, RMB308 million and RMB62 million, respectively. In 2018, the Environmental Protection Tax Law of People’s Republic of China came into effect, and all of our plants have been paying the environmental protection tax since. Under the Environmental Protection Tax Law, the unit tax(fee) rates rise significantly in various regions. We took the low emission modification and other measures and actively sought tax deduction treatments, which helped us to cut our environmental protection tax liabilities in the amount of RMB50 million.
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
In order to meet the requirements of the New Emission Standards, we have installed flue gas desulphurization (“FGD”) facilities and denitrification facilities with all of our newly constructed generating units. We have also carried out sulfur disposal reform on the existing generating units. As of the end of 2012, we have installed and operated desulphurization facilities on all our existing coal-fired generating units. By the end of 2014, all coal-fired generating units of the Company have been renovated to include denitrification facilities. By the end of 2019, we have completed the ultra-low emission modification for most of our power plans in the east coast regions. In 2019, we also completed water saving and wastewater treatment projects for 48 power plants, and launched water saving and wastewater treatment projects for our power plants in other key regions.
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
Environmental Regulation in Singapore
Tuas Power’s generation operations are subject to Singapore’s Environmental Protection and Management Act and Environmental Public Health Act. The former sets out requirements pertaining to control of pollution and management of hazardous substance while the latter focuses mainly on proper waste management.
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

TMUC
TMUC utilizes an efficient cogeneration process where up to 80% of the useful energy from the plant is used to produce steam for industrial customers and the remaining energy is converted to electricity for internal use and transmission to the national grid. In 2019, the energy split between heat and power is 48% and 52% respectively, and the overall plant efficiency averaged at 60.8%.
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
Insurance
We currently maintain property all-risks insurance and machinery-breakdown insurance for all of our power plants, and construction all-risks insurance or erection all-risks insurance for all of our newly built and expansion projects as well as large-scaled upgrading projects. Our current insurance coverage on our property, plant and equipment (including construction all-risk insurance) is mainly maintained with Yongcheng Property and Casualty Insurance Company, which amounted to approximately RMB571.27 billion. In 2019, we renewed the liabilities insurance for our directors and officers with coverage of US$10 million.
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
Tuas Power purchases key insurance policies, such as industrial all-risks insurance (including business interruption insurance coverage), public and products liability insurance, directors’ and officers’ liability insurance, pollution legal liability insurance and marine cargo insurance. Total insured value under the industrial all-risks insurance is US$3.0 billion for 2020.
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
In 2019, the Company proactively adapted to the changes in the market and anticipated the dynamics of the reforms in national economy and power market system to promptly realign our operating strategy. Throughout the year, we maintained stable operation of safe and clean production, achieved notable results in improving quality and efficiency, made headway in optimizing the structure, and strengthened our corporate governance. As a result, we have satisfactorily achieved our annual business objectives and maintained our leading position in the industry.
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
Revenue is recognized when (or as) we satisfy a performance obligation in the contract by transferring the control over promised good or service to a customer.
When two or more performance obligations are identified, we allocate the transaction price to each performance obligation identified in the contract on a relative stand-alone selling price basis at contract inception and recognizes as revenue the amount of the transaction price that is allocated to that performance obligation.
Transaction price is the amount of consideration to which we expect to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties. Revenue is only recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. We recognize a refund liability if the entity receives consideration from a customer and expects to refund some or all of that consideration to the customer. Where the contract contains a significant financing component, we recognize revenue at an amount that reflects the price that a customer would have paid for the promised goods or services if the customer had paid cash for those goods or services when (or as) they transfer to the customer. The difference between the promised amount of consideration and its present value is amortised using the effective interest rate. We will not adjust the promised amount of consideration for the effects of a significant financing component if we expect, at contract inception, that the period between when we transfer a promised good or service to a customer and when the customer pays for that good or service will be one year or less.
A performance obligation is satisfied over time if one of the following criteria is met:
•	When the customer simultaneously receives and consumes the benefits provided by our performance, as we perform;
•	When our performance creates or enhances an asset that the customer controls as the asset is created or enhanced;
•	When our performance does not create an asset with an alternative use to the entity and we have an enforceable right to payment for performance completed to date.
For performance obligations satisfied over time, revenue is recognized on the basis of direct measurements of the value to the customer of the goods or services transferred to date relative to the remaining goods or services promised under the contract. When the outcome of the contract cannot be reasonably measured, revenue is recognized only to the extent of contract costs incurred that are expected to be recovered.
For performance obligations satisfied at a point in time, revenue is recognized when the customer obtains control of the promised good or service in the contract. We consider indicators of the transfer of control, which include, but are not limited to, the following:
•	We have a present right to payment for the asset;
•	We have transferred physical possession of the asset;
•	The customer has legal title to the asset or the significant risks and rewards of ownership of the asset;
•	The customer has accepted the asset.
A contract asset is our right to consideration in exchange for goods or services that we have transferred to a customer when that right is conditioned on something other than the passage of time and an impairment of a contract asset is measured using the ECL model. We present any unconditional rights to consideration separately as a receivable. Our obligation to transfer goods or services to a customer for which we have received consideration (or the amount is due) from the customer is present as a contract liability.
For further details of revenue and income recognition policies, see Note 2(z) to the Financial Statements.
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
2019
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
At the end of reporting period, deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.
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
Lease – Estimating the incremental borrowing rate
We cannot readily determine the interest rate implicit in certain leases, and therefore, it uses an incremental borrowing rate (“IBR”) to measure lease liabilities. The IBR is the rate of interest that we would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The IBR therefore reflects what we “would have to pay”, which requires estimation when no observable rates are available (such as for subsidiaries that do not enter into financing transactions) or when it needs to be adjusted to reflect the terms and conditions of the lease. We estimate the IBR using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates (such as the subsidiary’s stand-alone credit rating).
New accounting pronouncements
For a detailed discussion of new accounting pronouncements, see Note 2(af) to the Financial Statements.
B.	Operating results
Our financial statements are prepared under IFRS as issued by IASB. The following management’s discussion and analysis is based on the financial information prepared under IFRS.
Year ended December 31, 2019 compared with year ended December 31, 2018
	For the Year Ended December 31,
	2019	2018	Increased/ (Decreased)
	RMB’000	RMB’000%
Operating revenue	174,009,401	169,550,624	2.63
Tax and levies on operations	(1,832,975)	(1,788,998)	2.46

	For the Year Ended December 31,
	2019	2018	Increased/ (Decreased)
Operating expenses
Fuel	(97,686,799)	(105,736,173)	(7.61)
Maintenance	(4,606,171)	(4,393,335)	4.84
Depreciation	(21,864,903)	(20,466,423)	6.83
Labor	(13,514,752)	(11,845,280)	14.09
Service fees on transmission and transformer facilities of HIPDC	(95,067)	(96,721)	(1.71)
Purchase of electricity	(5,151,578)	(4,678,431)	10.11
Others	(16,879,425)	(10,430,998)	61.82
Total operating expenses	(159,798,695)	(157,647,361)	1.36
Profit from operations	12,377,731	10,114,265	22.38
Interest income	264,554	234,604	12.77
Financial expenses, net
Interest expense	(10,762,718)	(10,486,412)	2.63
Exchange (loss) / gain and bank charges , net	(210,422)	(160,899)	30.78
Total financial expenses, net	(10,973,140)	(10,647,311)	3.06
Share of profits less losses of associates and joint ventures	1,185,622	1,823,415	(34.98)
Gain on fair value changes of financial assets / liabilities	36,667	726,843	(94.96)
Other investment (loss) / income	228,026	(278,669)	(181.83)
Profit before income tax expense	3,119,460	1,973,147	58.10
Income tax expense	(2,011,255)	(643,173)	212.71
Net Profit	1,108,205	1,329,974	(16.67)
Attributable to:
-Equity holders of the Company	766,345	734,435	4.34
-Non-controlling interests	341,860	595,539	(42.60)

Total power generated by the Company’s domestic operating power plants for the year on consolidated basis amounted to 405.006 billion kWh, representing a decrease of 5.91% year-on-year. The electricity sold amounted to 388.182 billion kWh, representing a decrease of 4.38% year-on-year. The decrease in the Company’s power generation was mainly attributable to the following factors: (1) the growth rate of the electricity consumption nation-wide in 2019 showed a significant decline compared to that of the previous year; (2) wind-power, nuclear power and hydro-power generation had increased substantially, crowding out the space for growth in thermal power generation; and (3) the power generation experienced a large negative growth in areas like Guangdong, Henan, Shandong, Jiangsu, Zhejiang and other regions, due to factors including decline in the demand for power, limitations on coal consumptions, and the significant increase in power supply from external source.
The annual average utilization hours of the Company’s domestic power plants reached 3,915 hours. In most of the areas where the Company’s coal-fired power plants are located, the utilization hours of the Company were in a leading position within those areas.
The power generation of the Company’s domestic power plants for the year ended December 31, 2019 is listed below (in billion kWh):
	Power Generation		Electricity Sold
Region	2019	Change	2019	Change
Heilongjiang Province	13.972	4.28%	13.082	4.14%
Coal-fired	12.655	3.04%	11.788	2.81%
Wind-power	1.186	14.11%	1.164	14.07%
PV	0.131	69.93%	0.130	71.40%
Jilin Province	10.390	3.36%	9.793	3.04%
Coal-fired	9.039	3.39%	8.495	3.06%
Wind-power	1.019	4.55%	0.990	4.26%
Hydro-power	0.042	-45.39%	0.041	-44.97%

	Power Generation		Electricity Sold
Region	2019	Change	2019	Change
PV	0.061	55.55%	0.060	57.75%
Biomass power	0.229	4.29%	0.207	3.74%
Liaoning Province	19.163	-1.97%	17.842	-1.79%
Coal-fired	18.599	-2.03%	17.285	-1.86%
Wind-power	0.376	7.42%	0.374	7.48%
Hydro-power	0.029	-51.50%	0.028	-51.65%
PV	0.160	2.95%	0.156	3.44%
Inner Mongolia	0.220	-9.28%	0.218	-9.29%
Wind-power	0.220	-9.28%	0.218	-9.29%
Hebei Province	12.911	-3.81%	12.061	-4.29%
Coal-fired	12.638	-3.71%	11.813	-4.08%
Wind-power	0.220	-8.90%	0.196	-15.35%
PV	0.054	-5.63%	0.053	-4.09%
Gansu Province	11.432	-3.29%	10.841	-3.38%
Coal-fired	9.391	-4.36%	8.859	-4.46%
Wind-power	2.041	2.04%	1.982	1.76%
Ningxia	0.023	4.81%	0.022	5.38%
PV	0.023	4.81%	0.022	5.38%
Beijing	8.464	-0.67%	8.041	-0.56%
Coal-fired	1.456	-13.96%	1.291	-13.87%
Combined Cycle	7.008	2.62%	6.750	2.47%
Tianjin	6.941	-7.50%	6.523	-7.37%
Coal-fired	5.401	-6.76%	5.028	-6.55%
Combined Cycle	1.537	-10.02%	1.493	-10.03%
PV	0.003	5.69%	0.003	1.92%
Shanxi Province	11.364	4.11%	10.594	3.91%
Coal-fired	9.095	3.27%	8.387	3.00%
Combined Cycle	2.118	4.17%	2.061	4.26%
PV	0.152	99.93%	0.146	92.63%
Shandong Province	85.939	-12.04%	83.267	-9.15%
Coal-fired	84.747	-12.16%	82.111	-9.26%
Wind-power	0.780	-6.63%	0.748	-4.73%
PV	0.412	7.33%	0.408	7.88%
Henan Province	22.009	-18.71%	20.735	-18.74%
Coal-fired	21.098	-16.28%	19.866	-16.14%
Combined Cycle	0.424	-75.77%	0.413	-75.87%
Wind-power	0.463	372.13%	0.431	381.82%
PV	0.025	-1.72%	0.024	-3.17%
Jiangsu Province	39.482	-7.43%	37.387	-7.56%
Coal-fired	33.188	-4.64%	31.257	-4.59%
Combined Cycle	4.514	-24.88%	4.426	-24.88%
Wind-power	1.664	-4.76%	1.590	-6.54%
PV	0.117	25.82%	0.115	26.86%
Shanghai	17.606	-3.16%	16.636	-3.20%
Coal-fired	15.584	-4.54%	14.664	-4.61%
Combined Cycle	2.022	8.98%	1.972	8.79%
Chongqing	9.903	-0.48%	9.228	0.05%
Coal-fired	8.293	-3.10%	7.659	-2.72%
Combined Cycle	1.377	1.25%	1.342	1.17%
Wind-power	0.233	628.65%	0.227	840.19%
Zhejiang Province	25.745	-4.97%	24.707	-4.98%
Coal-fired	25.076	-4.86%	24.052	-4.86%
Combined Cycle	0.609	-9.58%	0.596	-9.68%
PV	0.060	-3.33%	0.059	-2.85%
Hubei Province	20.032	14.35%	18.840	14.98%
Coal-fired	19.253	15.04%	18.078	15.33%
Wind-power	0.577	25.90%	0.567	43.05%
Hydro-power	0.180	-40.43%	0.174	-40.73%
PV	0.022	-0.25%	0.022	-0.33%

	Power Generation		Electricity Sold
Region	2019	Change	2019	Change
Hunan Province	11.355	-0.48%	10.636	-0.56%
Coal-fired	10.466	-0.41%	9.759	-0.50%
Wind-power	0.528	-3.15%	0.522	-3.06%
Hydro-power	0.335	3.18%	0.329	3.23%
PV	0.027	-17.10%	0.026	-15.58%
Jiangxi Province	20.756	-1.66%	19.856	-1.65%
Coal-fired	20.171	-2.65%	19.285	-2.66%
Wind-power	0.585	52.02%	0.571	51.81%
Anhui Province	5.922	-3.72%	5.640	-3.96%
Coal-fired	5.536	-4.15%	5.257	-4.52%
Wind-power	0.301	1.12%	0.298	2.84%
Hydro-power	0.085	10.08%	0.085	10.55%
Fujian Province	11.048	-11.58%	14.213	20.45%
*Coal-fired	11.036	-11.59%	14.201	20.48%
PV	0.012	-1.35%	0.012	-3.95%
Guangdong Province	22.380	-12.74%	21.396	-12.81%
Coal-fired	22.358	-12.75%	21.374	-12.82%
PV	0.022	0.31%	0.022	-0.62%
Guangxi Province	0.388	14.53%	0.368	13.04%
Combined Cycle	0.273	-19.38%	0.261	-19.94%
Wind-power	0.115	-	0.107	-19.94%
Yunnan Province	4.358	-2.07%	4.006	-3.38%
Coal-fired	3.707	-4.59%	3.373	-6.21%
Wind-power	0.601	6.43%	0.584	6.33%
Hydro-power	0.050	-	0.049	-
Guizhou Province	0.217	9.94%	0.212	9.35%
Wind-power	0.216	9.46%	0.212	9.35%
PV	0.001	-	0	-
Hainan Province	12.983	-0.47%	12.036	-0.76%
Coal-fired	12.496	-1.10%	11.559	-1.42%
Combined Cycle	0.174	626.11%	0.169	633.43%
Wind-power	0.098	0.91%	0.096	0.64%
Hydro-power	0.110	-51.86%	0.108	-52.05%
PV	0.105	75.32%	0.104	74.74%
Total	405.006	-5.91%	388.182	-4.38%
____________________________
*
According to the requirements of relevant policies, as Huaneng Fujian Luoyuan Power Plant (which is owned by the Company) acts as an emergency backup power source, the scope of statistics has not included its internal coal-fired installed capacity nor its volume of power generation. Since that power plant began to generate power revenue from the first quarter of 2019, the Company’s electricity sales in Fujian Province was greater than the power generation

For the year ended December 31, 2019, the accumulated power generation of Tuas Power Ltd., the Company’s wholly owned subsidiary in Singapore, accounted for a market share of 20.7% in Singapore, representing a decrease of 0.4% compared to the same period last year of 21.1%.
In respect of the tariff, the Company’s average tariff of domestic power plants for the year ended December 31, 2019 was RMB417.00 per MWh, decreased by RMB1.48 per MWh from the year ended December 31, 2018 (while average tariff (exclusive of taxes) for the same period increased by RMB6.81 per MWh to RMB366.58 per MWh). SinoSing Power’s average tariff for 2019 was RMB636.24 per MWh, representing an increase of 1.93% from the same period last year.
In respect of fuel costs, there was a huge decrease in fuel costs. Compared with 2018, the Company’s fuel cost per unit of power sold of domestic power plant decrease by 5.77% to RMB223.22 per MWh.
Combining the forgoing factors, for the year ended December 31, 2019, the Company recorded an operating revenue of RMB174.009 billion, representing an increase of 2.63% from RMB169.551 billion of last year, and the net profit attributable to equity holder of the company was RMB0.766 billion, representing an increase of 4.34% from RMB0.734 billion of last year.
For the year ended December 31, 2019, the net profit attributable to equity holders of the Company from domestic operations was RMB0.949 billion, representing a decrease of RMB0.480 billion from RMB1.429 billion for the same period last year. The decrease was primarily attributable to increased operating profit due to decline in fuel prices and increase in electricity prices (exclusive of taxes), year-on-year increase in long-term asset impairment losses, and increase of actual tax rate because of unrecognized deferred tax assets under relevant rules. The net loss attributable to equity and perpetual corporate bonds holders of the Company from its operations in Singapore was RMB477 million, representing a decrease of loss of RMB218 million from RMB695 million for the same period last year, which is largely due to loss of RMB320 million by Tuas Power from disposal of fuels and provision for falling prices last year. The operations in Pakistan was included in the consolidated statement of the Company as of  December 31, 2018, and its equity profit in 2019 was RMB294 million.
Operating revenue and tax and levies on operations
Operating revenue mainly consists of revenue from electricity sold. For the year ended December 31, 2019, the consolidated operating revenue of the Company and its subsidiaries amounted to RMB174.009 billion, representing an increase of 2.63% from RMB169.551 billion for the year ended December 31, 2018. The operating revenue from domestic operations of the Company decreased by RMB1.674 billion over the same period of last year.
In 2019, the operating revenue from the operations of the Company in Singapore increased by RMBB1.324 billion over the same period of last year, which was mainly attributed to the aggressive competitive strategy adopted by the Company in Singapore and the increased on-grid tariff compared to the same period of last year.
In 2019, the operating revenue from the operations of the Company in Pakistan was RMB4.808 billion.
The following table sets forth the average tariff rate of the Company, as well as percentage changes from 2018 to 2019.
	Average tariff rate (VAT inclusive) (RMB/MWh)
Region/type of power generation	2019	2018	Change
Heilongjiang Province
Coal-fired	390.22	393.28	-0.78%
Wind-power	517.30	516.82	0.09%
PV	703.98	750.90	-6.25%
Jilin Province
Coal-fired	383.72	385.18	-0.38%
Wind-power	509.88	518.74	-1.71%
Hydro-power	417.48	426.74	-2.17%
PV	789.62	834.14	-5.34%
Biomass power	749.98	754.58	-0.61%
Liaoning Province
Coal-fired	400.36	398.85	0.38%
Wind-power	523.50	572.25	-8.52%
Hydro-power	366.41	330.00	11.03%
PV	892.83	898.76	-0.66%
Inner Mongolia
Wind-power	441.31	461.87	-4.45%
Hebei Province
Coal-fired	362.71	378.05	-4.06%
Wind-power	512.27	522.09	-1.88%
PV	734.80	801.90	-8.37%
Gansu Province
Coal-fired	303.30	289.85	4.64%
Wind-power	381.33	403.12	-5.41%
Ningxia
PV	801.85	805.11	-0.40%
Beijing
Coal-fired	461.00	463.40	-0.52%

	Average tariff rate (VAT inclusive) (RMB/MWh)
Region/type of power generation	2019	2018	Change
Combined Cycle	640.10	667.36	-4.09%
Tianjin
Coal-fired	371.28	397.46	-6.59%
Combined Cycle	684.92	708.05	-3.27%
PV	874.51	881.64	-0.81%
Shanxi Province
Coal-fired	318.55	326.40	-2.41%
Combined Cycle	667.58	684.65	-2.49%
PV	860.36	908.91	-5.34%
Shandong Province
Coal-fired	407.28	404.01	0.81%
Wind-power	600.76	564.46	6.43%
PV	855.00	862.56	-0.88%
Henan Province
Coal-fired	363.89	349.86	4.01%
Combined Cycle	1,202.96	640.53	87.81%
Wind-power	602.96	551.34	9.36%
PV	375.77	380.00	-1.11%
Jiangsu Province
Coal-fired	383.08	438.53	-12.65%
Combined Cycle	619.77	590.83	4.90%
Wind-power	730.35	724.53	0.80%
PV	902.65	929.01	-2.84%
Shanghai
Coal-fired	400.91	411.76	-2.63%
Combined Cycle	804.57	848.25	-5.15%
Chongqing
Coal-fired	405.74	412.66	-1.68%
Combined Cycle	734.49	746.10	-1.56%
Wind-power	608.77	615.26	-1.06%
Zhejiang Province
Coal-fired	416.57	418.61	-0.49%
Combined Cycle	951.91	867.83	9.69%
PV	1,075.33	1,054.58	1.97%
Hubei Province
Coal-fired	421.50	422.40	-0.21%
Wind-power	620.52	630.28	-1.55%
Hydro-power	376.60	381.98	-1.41%
PV	880.00	887.76	-0.87%
Hunan Province
Coal-fired	451.70	463.72	-2.59%
Wind-power	604.75	610.84	-1.00%
Hydro-power	353.05	376.07	-6.12%
PV	896.94	907.78	-1.19%
Jiangxi Province
Coal-fired	415.37	420.96	-1.33%
Wind-power	606.28	612.62	-1.04%
Anhui Province
Coal-fired	370.68	380.70	-2.63%
Wind-power	610.00	613.38	-0.55%
Hydro-power	423.31	384.40	10.12%
Fujian Province
Coal-fired	403.49	400.15	0.83%
PV	979.78	985.72	-0.60%
Guangdong Province
Coal-fired	428.00	415.14	3.10%
PV	976.77	986.49	-0.99%
Guangxi Province
Combined Cycle	647.57	547.20	18.34%
Wind-power	607.75	-	N/A

	Average tariff rate (VAT inclusive) (RMB/MWh)
Region/type of power generation	2019	2018	Change
Yunnan Province
Coal-fired	462.29	514.50	-10.15%
Wind-power	475.62	470.14	1.17%
Hydro-power	245.39	-	N/A
Guizhou Province
Wind-power	593.15	608.00	-2.44%
Hainan Province
Coal-fired	439.63	441.68	-0.46%
Combined Cycle	680.48	1,565.26	-56.53%
Wind-power	606.45	612.15	-0.93%
Hydro-power	392.71	402.62	-2.46%
PV	897.12	958.71	-6.42%
Domestic total	417.00	418.48	-0.35%
SinoSing Power	636.24	648.74	-1.93%
____________________________
Note:
The tariff of coal-fired plants in Shanghai, Zhejiang, Jiangsu, Chongqing, Henan and Hainan consists of on-grid settlement price and capacity subsidy income; and the considerable change of coal-fired tariff in Henan and Hainan is mainly due to corresponding change in capacity tariff.

Tax and levies on operations mainly consist of surcharges of value added tax. According to relevant administrative regulations, these surcharges include City Construction Tax and Education Surcharges calculated at prescribed percentages on the amounts of the value-added tax paid. For the year ended December 31, 2019, the tax and levies on operations of the Company and its subsidiaries was RMB1.833 billion, representing an increase of RMB44 million from RMB1.789 billion for the same period of last year, of which the tax and levies on operations attributable to newly acquired entities and new generating units accounted for RMB17 million.
Operating expenses
For the year ended December 31, 2019, the total operating expenses of the Company and its subsidiaries was RMB159.799 billion, representing an increase of 1.36% from the same period last year. The operating expenses in domestic operations of the Company decreased by RMB2.180 billion, or 1.50%, from the same period last year, of which the newly acquired entities and the new generating units accounted for RMB2.397 billion; the costs attributable to the existing entities decreased by RMB4.577 billion, which was primarily attributable to the reduced fuel costs for domestic operations in China.
The operating expenses from the operations in Singapore increased by RMB1.126 billion, or 9.10%, from the same period last year, which was mainly due to the increase in the cost of power purchase as a result of the increase in electricity sales and the increased natural gas cost as a result of the rise of oil price globally. The operating expenses from the operations in Pakistan was RMB3.205 billion.
Fuel costs
Fuel costs account for the majority of the operating expenses for the Company and its subsidiaries. For the year ended December 31, 2019, fuel costs of the Company and its subsidiaries decreased by 7.61% to RMB97.687 billion from RMB105.736 billion for the year ended December 31, 2018. The fuel costs from domestic operations of the Company and its subsidiaries decreased by RMB8.463 billion, which was primarily attributable to the decline of fuel price. The fuel costs of the newly acquired entities and new generating units were RMB1.331 billion and the fuel costs of the existing generating units decreased by RMB9.794 billion from same period last year. Fuel costs in Singapore increased by RMB413 million from the same period last year, mainly due to increased fuel costs arising from increased natural gas prices. For the year ended December 31, 2019, the average price (inclusive of taxes) of natural fuel coal consumed of the Company and its domestic subsidiaries was RMB505.12 per ton, representing a 8.38% decrease from the RMB551.35 per ton for the year ended December 31, 2018. The fuel cost per unit of power sold by the Company’s domestic power plants decreased by 5.77% to RMB223.22/MWh from RMB236.89/MWh in 2018.

Maintenance
For the year ended December 31, 2019, the maintenance expenses of the Company and its subsidiaries amounted to RMB4.606 billion, representing an increase of RMB213 million from RMB4.393 billion for the year ended December 31, 2018. The maintenance expenses of the Company’s domestic operations increased by RMB227 million compared to the same period last year. The maintenance expenses of operations in Singapore decreased by RMB14 million compared to the same period last year.
Depreciation
For the year ended December 31, 2019, depreciation expenses of the Company and its subsidiaries increased by 6.83% to RMB21.865 billion, compared to RMB20.466 billion in the year ended December 31, 2018; the increase is mainly due to new generating units put into operation, and amortization of land use right reclassified from other expenses to depreciation due to the adoption of IFRS16 leases. The depreciation expenses of domestic operations increased by RMB1.379 billion compared to the same period last year, of which the depreciation costs incurred by the newly acquired entities and new generating units was RMB0.652 billion. The depreciation expenses of the operations in Singapore increased by RMB12 million compared to the same time last year.
Labor
Labor costs consist of salaries to employees and contributions payable for employees’ housing funds, medical insurance, pension and unemployment insurance, as well as training costs. For the year ended December 31, 2019, the labor costs of the Company and its subsidiaries amounted to RMB13.515 billion, representing an increase of RMB1.669 billion from RMB11.845 billion for the year ended December 31, 2018. This is mainly attributable to the growth in salaries resulting from the increase in the Company’s operating results, as well as the increase in social insurance, housing funds, employee welfare, and training costs, etc., which are in line with the increase in the salaries. Labor costs for Singapore operations increased by RMB32 million compared to the same time last year.
Other operating expenses (including electricity power purchase costs and service fees paid to HIPDC)
Other operating expenses include environmental protection expenses, insurance premiums, office expenses, amortization, Tuas Power’s electricity power purchase costs, impairment losses, government subsidies and net losses on disposal of properties, plant and equipment. For the year ended December 31, 2019, other operating expenses of the Company and its subsidiaries was RMB22.126 billion, representing an increase of RMB6.920 billion from RMB15.206 billion for the year ended December 31, 2018. The other operating expenses from the Company’s domestic operations increased by RMB3.055 billion due to increase in provision for assets impairment. This is mainly attributable to the expected shut down of plants by 2020 according to certain industry policies or exchange of capacity quota for Zhanhua Thermal Power, Huaneng Yushe Power, Jining New Energy and Shidongkou I; estimated worse operating results due to the combined effects of decrease in power generation volume and increase in fuel prices for Qufu Co-generation, Hegang Power, Xinhua Power and Diandong Yuwang; as well as the expected disposals of certain assets in Diandong coal mine and some of other power plants.
Other operating expenses of the newly acquired entities and new generating units were RMB0.165 billion. Other operating expenses of the operations in Singapore increased by RMB682 million compared to the same period last year. Other operating expenses of the operations in Pakistan was RMB3.183 billion
Financial expenses, net
Net financial expenses consist of interest expense, bank charges and net exchange differences.
Interest expenses
For the year ended December 31, 2019, the interest expenses of the Company and its subsidiaries were RMB10.763 billion, representing an increase of 2.63% from RMB10.486 billion for the year ended December 31, 2018. The interest expenses from the Company’s domestic operations decreased by RMB0.567 billion. The interest expenses from the newly acquired entities and new generating units were RMB0.492 billion and those incurred by the existing entities in China decreased by RMB1.059 billion, which is largely attributable to decrease of funding costs of the Company generally.
The interest expenses of Singapore operations increased by RMB32 million compared to the same period last year. The interest expenses of Pakistan operation increased by RMB811 million.
Net exchange differences and bank charges
For the year ended December 31, 2019, the Company and its subsidiaries recorded a net loss of RMB210 million from net exchange difference and bank charges, representing an increase of RMB49 million compared with the net loss of RMB161 million for the year ended December 31, 2018.
The operations in Singapore recorded net loss of RMB37 million in exchange losses and bank charges, representing an increase of RMB12 million from the net loss of RMB25 million for the year ended December 31, 2018, mainly due to the strengthened exchange rate of U.S. dollar against Singapore dollar. The operations in Pakistan recorded net loss of RMB62 million in exchange losses and bank charges in 2019.
Share of profits less losses of associates and joint ventures
For the year ended December 31, 2019, the share of profits less losses of associates and joint ventures was RMB1.186 billion, representing a decrease of RMB637 million from RMB1.823 billion of last year, mainly due to inclusion of operations in Pakistan in the consolidated statements since December 31, 2018, and increased profit of associates and joint ventures.
Income tax expenses
For the year ended December 31, 2019, the Company and its subsidiaries recognized income tax expenses of RMB2.011 billion, representing an increase of RMB1.368 billion from RMB0.643 billion for the year ended  December 31, 2018. The income tax expenses for the domestic operations increased by RMB1.319 billion primarily attributable to increase in assets impairment loss and unrecognized deferred income tax assets under relevant rules.
The income tax expenses of the operations in Singapore increased by RMB46 million.
Net profit, net profit attributable to the equity holders of the Company and non-controlling interests
For the year ended December 31, 2019, the Company and its subsidiaries achieved a net profit of RMB1.108 billion, representing a decrease of RMB0.222 billion, or 16.69%, from RMB1.330 billion for the year ended December 31, 2018; the net profit attributable to equity holders of the Company was RMB0.766 billion, representing an increase of RMB0.032 billion from RMB0.734 billion for the year ended December 31, 2018.
The profit attributable to equity holders of the Company from its domestic operations decreased by RMB480 million, mainly because of increased operating profit from domestic operations due to decline in fuel prices and the increase in electricity tariffs (exclusive taxes), coupled with increase in long-term asset impairment losses and rise of actual tax rate due to unrecognized deferred tax assets under relevant rules. The net loss attributable to equity holders of the Company from its operations in Singapore was RMB477 million, representing a decrease of RMB218 million from same period last year. This was mainly due to disposal of fuel oil and loss of RMB320 million from provision of price reduction by Tuas Power last year. The operations in Pakistan were included in the consolidated statement since December 31, 2018, and its profit attributable to equity holders of the Company in 2019 was RMB294 million.
The Company’s recorded profit from its non-controlling interests decreased to RMB342 million for the year ended December 31, 2019 from RMB596 million for the year ended December 31, 2018, mainly attributable to reduced profitability of the Company’s non-wholly owned subsidiaries.

Year ended December 31, 2018 compared with year ended December 31, 2017
	For the Year Ended December 31,
	2018	2017 (Note)	Increased/ (Decreased)
	RMB’000	RMB’000%
Operating revenue	169,550,624	152,459,444	11.21
Tax and levies on operations	(1,788,998)	(1,376,312)	29.98
Operating expenses
Fuel	(105,736,173)	(92,737,304)	14.02
Maintenance	(4,393,335)	(4,347,723)	1.05
Depreciation	(20,466,423)	(20,180,830)	1.42
Labor	(11,845,280)	(10,590,084)	11.85
Service fees on transmission and transformer facilities of HIPDC	(96,721)	(95,894)	0.86
Purchase of electricity	(4,678,431)	(3,787,032)	23.54
Others	(10,430,998)	(10,160,875)	2.66
Total operating expenses	(157,647,361)	(141,899,742)	11.10
Profit from operations	10,114,265	9,183,390	10.14
Interest income	234,604	198,906	17.95
Financial expenses, net
Interest expense	(10,486,412)	(9,749,004)	7.56
Exchange (loss) / gain and bank charges , net	(160,899)	144,359	(211.46)
Total financial expenses, net	(10,647,311)	(9,604,645)	10.86
Share of profits less losses of associates and joint ventures	1,823,415	425,215	328.82
Gain on fair value changes of financial assets / liabilities	726,843	856,786	(15.17)
Other investment (loss) / income	(278,669)	1,742,081	(116.00)
Profit before income tax expense	1,973,147	2,801,733	(29.57)
Income tax expense	(643,173)	(1,217,526)	(47.17)
Net Profit	1,329,974	1,584,207	(16.05)
Attributable to:
-Equity holders of the Company	734,435	1,579,836	(53.51)
-Non-controlling interests	595,539	4,371	13,524.78

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
The annual average utilization hours of the Company’s domestic power plants reached 4,208 hours. In most of the areas where the Company’s coal-fired power plants are located, the utilization hours of the Company were in a leading position within those areas.
The power generation of the Company’s domestic power plants for the year ended December 31, 2018 is listed below (in billion kWh):
	Power Generation		Electricity Sold
Region	2018	Change	2018	Change
Heilongjiang Province	13.398	1.72%	12.562	1.97%
Coal-fired	12.282	0.26%	11.466	0.47%
Wind-power	1.039	12.74%	1.021	12.50%
PV	0.077	—	0.076	—

	Power Generation		Electricity Sold
Region	2018	Change	2018	Change
Jilin Province	10.053	16.94%	9.504	17.18%
Coal-fired	8.743	17.40%	8.243	17.61%
Wind-power	0.975	13.39%	0.949	13.58%
Hydro-power	0.076	21.38%	0.074	20.91%
PV	0.039	231.73%	0.038	231.41%
Biomass power	0.220	2.40%	0.199	3.23%
Liaoning Province	19.548	-0.79%	18.168	-1.23%
Coal-fired	18.984	-1.40%	17.612	-1.87%
Wind-power	0.350	5.02%	0.348	5.07%
Hydro-power	0.059	50.06%	0.058	49.80%
PV	0.155	95.97%	0.151	93.96%
Inner Mongolia	0.243	6.38%	0.240	6.39%
Wind-power	0.243	6.38%	0.240	6.39%
Hebei Province	13.423	0.17%	12.601	0.13%
Coal-fired	13.125	-0.05%	12.315	-0.23%
Wind-power	0.241	5.36%	0.231	13.54%
PV	0.057	43.20%	0.055	46.22%
Gansu Province	11.820	18.97%	11.220	19.19%
Coal-fired	9.819	17.84%	9.273	17.90%
Wind-power	2.000	24.88%	1.947	25.78%
Ningxia	0.022	111.02%	0.021	115.47%
PV	0.022	111.02%	0.021	115.47%
Beijing	8.521	37.98%	8.086	45.39%
Coal-fired	1.692	26.36%	1.499	28.90%
Combined Cycle	6.829	41.20%	6.588	49.74%
Tianjin	7.504	3.18%	7.042	2.93%
Coal-fired	5.793	2.39%	5.380	2.09%
Combined Cycle	1.708	5.84%	1.659	5.64%
PV	0.003	111.87%	0.003	112.26%
Shanxi Province	10.916	11.24%	10.196	11.00%
Coal-fired	8.807	25.19%	8.143	25.36%
Combined Cycle	2.033	-25.88%	1.977	-25.89%
PV	0.076	116.85%	0.076	242.30%
Shandong Province	97.700	9.20%	91.654	9.39%
*Coal-fired	96.481	8.59%	90.491	8.81%
*Wind-power	0.835	89.49%	0.785	78.58%
PV	0.384	105.94%	0.378	104.27%
Henan Province	27.074	21.89%	25.516	21.93%
Coal-fired	25.201	21.90%	23.689	21.83%
Combined Cycle	1.750	22.90%	1.712	22.86%
Wind-power	0.098	15.29%	0.090	17.28%
PV	0.025	98.97%	0.025	98.90%
Jiangsu Province	42.653	-0.21%	40.445	-0.02%
Coal-fired	34.804	-4.45%	32.762	-4.75%
Combined Cycle	6.009	15.59%	5.892	17.61%
Wind-power	1.747	62.49%	1.701	69.37%
PV	0.093	110.43%	0.090	107.50%
Shanghai	18.180	-1.64%	17.185	-1.74%
Coal-fired	16.325	-3.60%	15.373	-3.78%
Combined Cycle	1.855	19.69%	1.813	19.78%
Chongqing	9.951	16.32%	9.224	16.31%
Coal-fired	8.558	15.84%	7.873	16.01%
Combined Cycle	1.360	15.79%	1.327	16.01%
Wind-power	0.032	—	0.024	—
Zhejiang Province	27.090	-1.81%	26.002	-1.83%
Coal-fired	26.356	-2.71%	25.281	-2.76%
Combined Cycle	0.674	50.05%	0.660	50.73%
PV	0.062	24.66%	0.061	23.79%
Hubei Province	17.519	18.89%	16.386	18.46%

	Power Generation		Electricity Sold
Region	2018	Change	2018	Change
Coal-fired	16.736	18.31%	15.674	18.61%
Wind-power	0.458	75.31%	0.396	38.24%
Hydro-power	0.303	-9.85%	0.294	-9.53%
PV	0.022	271.80%	0.022	269.60%
Hunan Province	11.410	22.58%	10.696	22.81%
Coal-fired	10.509	23.98%	9.808	24.33%
Wind-power	0.545	2.54%	0.539	2.52%
Hydro-power	0.325	13.95%	0.319	14.04%
PV	0.032	98.30%	0.031	93.50%
Jiangxi Province	21.106	6.59%	20.188	6.73%
Coal-fired	20.720	6.10%	19.812	6.12%
Wind-power	0.385	41.32%	0.376	53.35%
Anhui Province	6.151	3.59%	5.873	3.45%
Coal-fired	5.776	1.09%	5.506	0.94%
Wind-power	0.298	136.37%	0.290	133.56%
Hydro-power	0.077	-22.01%	0.077	-22.07%
Fujian Province	12.495	20.37%	11.800	20.52%
Coal-fired	12.482	20.34%	11.787	20.44%
PV	0.012	69.23%	0.012	199.78%
Guangdong Province	25.648	19.58%	24.539	19.76%
Coal-fired	25.626	19.61%	24.517	19.78%
PV	0.022	-1.37%	0.022	-1.33%
Guangxi Province	0.339	1052.18%	0.325	—
Combined Cycle	0.339	1052.18%	0.325	—
Yunnan Province	4.450	20.66%	4.146	22.00%
Coal-fired	3.885	18.80%	3.596	19.99%
Wind-power	0.565	35.17%	0.549	36.94%
Guizhou Province	0.197	240.83%	0.194	260.17%
Wind-power	0.197	240.83%	0.194	260.17%
Hainan Province	13.044	11.99%	12.129	12.21%
Coal-fired	12.635	11.54%	11.725	11.72%
Combined Cycle	0.024	21.22%	0.023	21.34%
Wind-power	0.097	-16.50%	0.095	-16.47%
Hydro-power	0.228	48.80%	0.226	49.20%
PV	0.060	97.20%	0.059	97.67%
Total	430.457	9.12%	405.943	9.30%
__________________________
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
In respect of the tariff, the Company’s average tariff of domestic power plants for the year ended December 31, 2018 was RMB418.48 per MWh, up by RMB4.47 per MWh from the year ended December 31, 2017. SinoSing Power’s average tariff for 2018 was RMB648.74 per MWh, representing an increase of 19.22% from the same period last year.
In respect of fuel costs, there was a huge increase in fuel costs. Compared with 2017, the Company’s fuel cost per unit of power sold of domestic power plant increased by 4.85% to RMB236.89 per MWh.
Combining the foregoing factors, for the year ended December 31, 2018, the Company recorded an operating revenue of RMB169.551 billion, representing an increase of 11.21% from RMB152.459 billion of last year, and the net profit attributable to equity holders of the Company of RMB0.734 billion, representing a decrease of 53.51% from RMB1.580 billion of last year.

For the year ended December 31, 2018, the net profit attributable to equity holders of the Company from domestic operations was RMB1.429 billion, representing a decrease of RMB0.628 billion from RMB2.057 billion for the same period last year. The decrease was primarily attributable to the increase in fuel costs and financial expenses, and decrease in investment gains. The net loss attributable to equity holders of the Company from its operations in Singapore was RMB695 million, representing a loss increase of RMB218 million compared to the same period last year, which is principally attributable to Tuas Power’s decreased profit by RMB320 million (about S$65 million) from the disposal of fuel oil and impairment provision for fuel oil.
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
The following table sets forth the average tariff rate of the Company, as well as percentage changes from 2017 to 2018.
	Average tariff rate (VAT inclusive) (RMB/MWh)
Region/type of power generation	2018	2017	Change
Heilongjiang Province
Coal-fired	393.28	376.88	4.35%
Wind-power	516.82	595.75	-13.25%
PV	750.90	—	N/A
Jilin Province
Coal-fired	385.18	383.75	0.37%
Wind-power	518.74	551.80	-5.99%
Hydro-power	426.74	426.63	0.03%
PV	834.14	879.95	-5.21%
Biomass power	754.58	750.02	0.61%
Liaoning Province
Coal-fired	398.85	370.25	7.73%
Wind-power	572.25	583.79	-1.98%
Hydro-power	330.00	330.00	0.00%
PV	898.76	907.54	-0.97%
Inner Mongolia
Wind-power	461.87	452.91	1.98%
Hebei Province
Coal-fired	378.05	366.23	3.23%
Wind-power	522.09	541.30	-3.55%
PV	801.90	978.48	-18.05%
Gansu Province
Coal-fired	289.85	246.89	17.40%
Wind-power	403.12	459.23	-12.22%
Ningxia
PV	805.11	800.00	0.64%
Beijing
Coal-fired	463.40	749.82	-38.20%
Combined Cycle	667.36	674.07	-1.00%
Tianjin
Coal-fired	397.46	393.82	0.92%
Combined Cycle	708.05	699.14	1.27%
PV	881.64	879.99	0.19%
Shanxi Province

	Average tariff rate (VAT inclusive) (RMB/MWh)
Region/type of power generation	2018	2017	Change
Coal-fired	326.40	317.52	2.80%
Combined Cycle	684.65	678.32	0.93%
PV	908.91	1,370.19	-33.67%
Shandong Province
*Coal-fired	404.01	397.13	1.73%
*Wind-power	564.46	625.68	-9.78%
PV	862.56	881.74	-2.18%
Henan Province
Coal-fired	349.86	370.27	-5.51%
Combined Cycle	640.53	600.00	6.76%
Wind-power	551.34	610.00	-9.62%
PV	380.00	375.34	1.24%
Jiangsu Province
Coal-fired	438.53	401.57	9.21%
Combined Cycle	590.83	599.85	-1.50%
Wind-power	724.53	679.60	6.61%
PV	929.01	957.89	-3.02%
Shanghai
Coal-fired	411.76	398.00	3.46%
Combined Cycle	848.25	911.36	-6.93%
Chongqing
Coal-fired	412.66	392.74	5.07%
Combined Cycle	746.10	811.53	-8.06%
Wind-power	615.26	—	N/A
Zhejiang Province
Coal-fired	418.61	421.15	-0.60%
Combined Cycle	867.83	912.07	-4.85%
PV	1,054.58	1,128.38	-6.54%
Hubei Province
Coal-fired	422.40	402.46	4.96%
Wind-power	630.28	676.00	-6.76%
Hydro-power	381.98	378.04	1.04%
PV	887.76	880.00	0.88%
Hunan Province
Coal-fired	463.72	455.94	1.71%
Wind-power	610.84	606.72	0.68%
Hydro-power	376.07	376.17	-0.03%
PV	907.78	879.57	3.21%
Jiangxi Province
Coal-fired	420.96	411.82	2.22%
Wind-power	612.62	610.00	0.43%
Anhui Province
Coal-fired	380.70	371.86	2.38%
Wind-power	613.38	610.00	0.55%
Hydro-power	384.40	376.74	2.03%
Fujian Province
Coal-fired	400.15	375.59	6.54%
PV	985.72	980.00	0.58%
Guangdong Province
Coal-fired	415.14	431.23	-3.73%
PV	986.49	980.00	0.66%
Guangxi Province
Combined Cycle	547.20	—	N/A
Yunnan Province
Coal-fired	514.50	577.23	-10.87%
Wind-power	470.14	478.37	-1.72%
Guizhou Province
Wind-power	608.00	599.76	1.37%
Hainan Province
Coal-fired	441.68	431.33	2.40%

	Average tariff rate (VAT inclusive) (RMB/MWh)
Region/type of power generation	2018	2017	Change
Combined Cycle	1,565.26	1,619.97	-3.38%
Wind-power	612.15	608.99	0.52%
Hydro-power	402.62	399.53	0.77%
PV	958.71	991.44	-3.30%
Domestic total	418.48	414.01	1.08%
SinoSing Power	648.74	544.15	19.22%
__________________________
Note 1:	The tariff of combined-cycle power plants in Shanghai, Zhejiang, Jiangsu and Chongqing consists of on-grid settlement price and capacity subsidy income.
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
Fuel costs
Fuel costs account for the majority of the operating expenses for the Company and its subsidiaries. For the year ended December 31, 2018, fuel costs of the Company and its subsidiaries increased by 14.02% to RMB105.736 billion from the RMB92.737 billion for the year ended December 31, 2017. The fuel costs from domestic operations of the Company and its subsidiaries increased by RMB12.307 billion, which was primarily attributable to the increase of the fuel price. The fuel costs of the newly acquired entities and new generating units were RMB0.890 billion and the fuel costs of the existing generating units increased by RMB11.417 billion from same period last year. Fuel costs in Singapore increased by RMB0.692 billion from the same period last year, mainly due to increased fuel costs arising from increased natural gas prices. For the year ended December 31, 2018, the average price (excluding tax) of natural fuel coal consumed of the Company and its domestic subsidiaries was RMB551.35 per ton, representing a 0.61% increase from RMB548.02 per ton for the year ended December 31, 2017. The fuel cost per unit of power sold by the Company’s domestic power plants increased by 4.85% to RMB236.89/MWh from RMB225.92/MWh in 2017.
Maintenance
For the year ended December 31, 2018, the maintenance expenses of the Company and its subsidiaries amounted to RMB4.393 billion, representing an increase of RMB45 million from RMB4.348 billion for the year ended December 31, 2017. The maintenance expenses of the Company’s domestic operations increased by RMB54 million compared to the same period last year. The maintenance expenses of operations in Singapore decreased by RMB9 million compared to the same period last year.

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
Labor
Labor costs consist of salaries to employees and contributions payable for employees’ housing funds, medical insurance, pension and unemployment insurance, as well as training costs. For the year ended December 31, 2018, the labor costs of the Company and its subsidiaries amounted to RMB11.845 billion, representing an increase of RMB1.255 million from RMB10.590 billion for the year ended December 31, 2017. This is mainly attributable to good operating results of the Company’s domestic plants and the raise of the Company’s annuity contribution percentage. Labor costs for Singapore operations increased by RMB17 million compared to the same period last year.
Other operating expenses (including electricity power purchase costs and service fees paid to HIPDC)
Other operating expenses include environmental protection expenses, land fee, insurance premiums, office expenses, amortization, Tuas Power’s electricity power purchase costs, impairment losses, government subsidies and net gains or losses on disposal of non-current assets. For the year ended December 31, 2018, other operating expenses (including electricity power purchase costs and service fees paid to HIPDC) of the Company and its subsidiaries was RMB15.206 billion, representing an increase of RMB1.162 billion from RMB14.044 billion for the year ended December 31, 2017. The other operating expenses from the Company’s domestic operations decreased by RMB0.365 billion, mainly due to decreased exchange of tariff quota and change of environmental protection fee into the tax and levies on operations.
Other operating expenses of the operations in Singapore increased by RMB1.527 million compared to the same period last year.
Financial expenses, net
Net financial expenses consist of interest expense, bank charges and net exchange differences.
Interest expenses
For the year ended December 31, 2018, the interest expenses of the Company and its subsidiaries were RMB10.486 billion, representing an increase of 7.56% from RMB9.749 billion for the year ended December 31, 2017. The interest expenses from the Company’s domestic operations increased by RMB0.723 billion. The interest expenses from the newly acquired entities and new generating units were RMB0.210 million and those incurred by the existing entities in China increased by RMB0.513 billion, which is largely attributable to increased debts scale The interest expenses of Singapore operations decreased by RMB14 million compared to the same period last year.
Net exchange differences and bank charges
For the year ended December 31, 2018, the Company and its subsidiaries recorded a net loss of RMB161 million in net exchange difference and bank charges, while a net gain of RMB144 million was recorded for the year ended December 31, 2017, mainly due to the weakened exchange rate of RMB against U.S. dollar.
The operations in Singapore recorded net loss of RMB25 million from net exchange difference and bank charges, representing an increase of RMB8 million from the net loss of RMB17 million for the year ended December 31, 2017, mainly due to the strengthened exchange rate of U.S. dollar against Singapore dollar.

Share of profits less losses of associates and joint ventures
For the year ended December 31, 2018, the share of profits less losses of associates and joint ventures was RMB1.823 billion, representing an increase of RMB1.398 million from RMB0.425 billion from last year, mainly due to increased profit of associates and joint ventures.
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
C.	Financial position
Comparison of asset items
As of December 31, 2019, consolidated total assets of the Company and its subsidiaries were RMB428.250 billion, representing an increase of 1.99% from RMB419.903 billion as of December 31, 2018; total assets of the domestic operations increased by RMB6.059 billion to RMB384.959 billion, including a net increase of RMB8.250 billion in non-current assets, which is mainly attributable to capital expenditure on construction projects.
As of December 31, 2019, total assets of the operations in Singapore were RMB28.921 billion, representing an increase of RMB1.663 billion from the same period last year. Non-current assets increased by RMB1.511 million to RMB25.324 billion.
Total assets of the operations in Pakistan were RMB14.370 billion, representing an increase of RMB0.583 billion from the same period last year. Non-current assets decreased by RMB396 million from last year to RMB10.089 billion..
Comparison of liability items
As of December 31, 2019, consolidated total liabilities of the Company and its subsidiaries were RMB297.871 billion, representing a decrease of 1.95% from RMB303.782 billion as of December 31, 2018.
As of December 31, 2019, interest-bearing debts of the Company and its subsidiaries totaled RMB244.884 billion. The interestbearing debts consist of long-term loans (including those maturing within a year), bonds payable

(including those maturing within a year), short-term borrowings, short-term bonds payable and lease liabilities (including those maturing within a year). The interestbearing debts denominated in foreign currencies amounted to RMB1.812 billion.
As of December 31, 2019, the total liabilities of the operations in Singapore were RMB16.946 billion, representing an increase of 10.69% from RMB15.309 billion as of December 31, 2018. As of December 31, 2019, the total liabilities of the operations in Pakistan were RMB11.267 billion, representing an increase of 0.98% from RMB11.158 billion as of December 31,  2018.
Comparison of equity items
Excluding the impact of profit and profit appropriations, total equity attributable to the equity holders of the Company increased as of December 31, 2019, including increase of impact from issuances of China Life Financing Plan, PICC Financing Plan and unsecured medium-term notes with an aggregate face value of RMB15 billion during 2019 (recognized as other equity instrument), a decrease of post-tax impact of RMB55 million arising from fair value changes of other equity investments held by the Company and its subsidiaries, an increase of post-tax impact of RMB369 million arising from changes in other comprehensive income of the Company’s investees accounted for under equity method, an increase of post-tax impact of RMB133 million arising from fair value changes of cash flow hedge instruments, an increase of RMB286 million from translation difference of the financial statements of foreign operations. Non-controlling interests decreased by RMB111 million in 2019.
Major financial position ratios
	2019	2018
Current ratio	0.43	0.45
Quick ratio	0.37	0.38
Ratio of liability to equity holders’ equity	2.74	3.22
Multiples of interest earned	1.22	1.13
__________________________
Formula of the financial ratios:
Current ratio = balance of current assets as of the year end / balance of current liabilities as of the year end
Quick ratio = (balance of current assets as of the year end – net inventories as of the year end) / balance of current liabilities as of the year end
Ratio of liabilities to equity holders’ equity = balance of liabilities as of the year end / balance of equity holders’ equity (excluding non-controlling interests) as of the year end
Multiples of interest earned = (profit before tax + interest expense) / interest expenditure (inclusive of capitalized interest)
The current ratio and quick ratio remained relatively unchanged as of December 31, 2019 compared to that of December 31, 2018. The ratio of liabilities to shareholders’ equity as of December 31, 2019 decreased compared to that of December 31, 2018 mainly due to the increase in equity at the year end from issue of other equity instrument of face value of RMB15 billion. The multiples of interest earned increased mainly due to increased pre-tax profit for the year ended December 31, 2019.
D.	Liquidity and cash resources
The primary sources of funding for the Company and its subsidiaries have been cash provided by internal funds from operating activities, short-term and long-term loans and proceeds from issuances of bonds, and the primary use of funds have been for working capital, capital expenditure and repayments of short-term and long-term borrowings.
Cash flows from operating activities

	For the Year Ended December 31,
	2019	2018	2017
	RMB’000	RMB’000	RMB’000
Cash flows from operating activities
Profit before income tax expense	3,119,460	1,973,147	2,801,733
Non-cash items adjustments	37,008,902	30,593,272	28,980,725
Changes in working capital	(932,474)	(2,391,540)	(718,218)
Interest received	264,554	173,986	136,134
Income tax expense paid	(2,136,249)	(1,620,887)	(2,003,011)
Net cash provided by operating activities	37,324,193	28,727,978	29,197,363

For the year ended December 31, 2019, net cash provided by operating activities of the Company and its subsidiaries was RMB37.324 billion, representing an increase of 29.92% from last year, mainly attributable to reduced fuel costs, increased electricity tariff and inclusion of operations in Pakistan in the consolidated statements. The net cash provided by operating activities in Singapore was RMB790 million. The net cash provided by operating activities in Pakistan was RMB1,736 million.
For the year ended December 31, 2018, net cash provided by operating activities of the Company and its subsidiaries was RMB28.728 billion, representing a decrease of 1.61% from last year, which is principally because that the Company’s revenue increase from electricity growth and rising electricity prices in the reporting period was offset by the increase in fuel purchase costs. Net cash provided by operating activities in Singapore was RMB830 million.
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
Cash flows used in investing activities
	For the Year Ended December 31,
	2019	2018	2017
	RMB’000	RMB’000	RMB’000
Cash flows used in investing activities
Payment for the purchase of property, plant and equipment	(31,382,657)	(20,613,314)	(25,798,009)
Proceeds from disposals of property, plant and equipment	464,542	127,182	286,609
Prepayments of land use rights	—	(94,684)	(213,928)
Payment for the purchase of other non-current assets	(113,124)	30,107	(33,498)
Cash dividend received	668,906	618,592	1,419,380
Payment for investment in associates and joint ventures	(313,197)	(463,259)	(301,916)
Cash paid for acquiring available-for-sale financial assets	—	—	(5,600)
Cash paid for acquiring other equity instrument investments	(7,450)	(450)	—
Cash consideration paid for acquisitions of subsidiaries, net of cash acquired	(71,696)	(674,845)	(10,817,107)
Cash received from disposal of available-for-sale financial assets	—	—	2,186,758
Cash received from disposal of a subsidiary	—	—	530,437
Others	500,041	694,789	998,049
Net cash used in investing activities	(29,033,985)	(20,375,882)	(31,748,825)

The net cash used in investing activities was RMB29.034 billion, representing an increase of 42.49% from last year, mainly due to increased expenditure in renewable energy infrastructure in 2019.
Net cash used in investing activities was RMB20.376 billion for the year ended December 31, 2018, representing a decrease of 35.82% from last year, which is mainly due to less cash outflows from relatively smaller acquisitions during this year.

Net cash used in investing activities was RMB31.749 billion for the year ended December 31, 2017, representing an increase of 79.88% from last year, mainly due to consideration paid for newly acquired entities in 2017.
Cash flows from financing activities
	For the Year Ended December 31,
	2019	2018	2017
	RMB’000	RMB’000	RMB’000
Cash flows from financing activities
Issuance of short-term bonds	30,000,000	40,000,000	30,988,679
Repayments of short-term bonds	(32,500,000)	(39,500,000)	(47,000,000)
Proceeds from short-term loans	92,890,098	77,005,025	107,564,128
Repayments of short-term loans	(87,001,921)	(98,345,708)	(96,378,054)
Proceeds from long-term loans	27,408,223	48,859,376	32,706,327
Repayments of long-term loans	(43,915,444)	(34,269,623)	(17,390,982)
Issuance of long-term bonds	5,300,000	13,999,807	7,800,000
Repayment of long-term bonds	(4,000,000)	(4,000,000)	(3,300,000)
Interest paid	(11,641,439)	(10,987,871)	(10,080,102)
Net proceeds from the issuance of new Shares	—	3,245,330	—
Net proceeds from the issuance of other equity instruments	14,982,165	5,000,000	4,999,950
Net capital injection from non-controlling interests of the subsidiaries	1,016,150	725,683	838,084
Dividends paid to shareholders of the Company	(1,569,809)	(1,520,038)	(4,352,973)
Dividends paid to non-controlling interests of the subsidiaries	(1,436,574)	(1,265,451)	(2,184,145)
Government grants	—	—	590,629
Payment for finance leasing	(488,015)	(637,026)	(695,019)
Others	(364,815)	(552,574)	(93,342)
Net cash (used in) / generated from financing activities	(11,328,183)	(2,243,070)	4,013,180

The net cash used by financing activities was RMB11.328 billion, representing an increase of RMB9.085 billion from the net cash outflow of RMB2.243 billion in last year. This was mainly due to the increase of repayments of loans and bonds issued by the Company and its subsidiaries in 2019 compared to the same period last year.
Net cash used in financing activities was RMB2.243 billion for the year ended December 31, 2018, while it was net cash inflow of RMB4.013 billion in 2017. This was mainly due to repayment of more borrowings by the Company in this year compared to last year.
Net cash generated from financing activities was RMB4.013 billion for the year ended December 31, 2017, representing an increase of RMB17.615 billion to the net cash outflow, which was RMB13.602 billion, from the same period last year. This was mainly due to the increase of loans and bonds issued by the Company and its subsidiaries in this year as compared to the same period last year.
Cash and cash equivalents
	For the Year Ended December 31,
	2019	2018	2017
	RMB’000	RMB’000	RMB’000
Effect of exchange rate	63,551	26,266	10,171
Net increase in cash and cash equivalents	(2,974,424)	6,135,292	1,471,889
Cash and cash equivalents, beginning of the year	15,417,682	9,282,390	7,810,501
Cash and cash equivalents as of the end of the year	12,443,258	15,417,682	9,282,390

As of December 31, 2019, the cash and cash equivalents of the Company and its subsidiaries denominated in RMB, Singapore dollar and U.S. dollar were RMB11.280 billion, RMB1,243 million and RMB716 million, respectively.
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
Capital expenditure and cash resources
Capital expenditures for infrastructure construction and renovation projects
The actual capital expenditure of the Company in 2019 was RMB33.702 billion, which was mainly used for capital construction and renovation expenditures, including RMB3.091 billion for Yancheng Dafeng Renewable Energy, RMB2.521 billion for Shengdong Rudong Offshore Wind Power, RMB2.433 billion for Shandong Power Generation, RMB2.215 billion for Puyang Clean Energy, RMB2.174 billion for Shanxi Comprehensive Energy, RMB1.364 billion for Jiangxi Clean Energy, RMB1.476 billion for Guanyun Clean Energy, RMB1.227 billion for Sheyang New Energy, RMB1.093 billion for Pinghu Offshore Wind Power, RMB1.049 billion for Ruijin Power, RMB955 million for Heilongjiang Power, RMB775 million for Dalian Thermal Power, RMB752 million for Jiangyin Turbine Thermal Power, RMB721 million for Mengcheng Wind Power, RMB564 million for Dongguan Turbine Thermal Power, RMB563 million for Jilin Power, RMB476 million for Abaga Banner Clean Energy, RMB455 million for Dezhou Power Plant, RMB412 million for Anyang Energy, RMB405 million for Shangan Power Plant, RMB393 million for Lianping Wind Power, RMB330 million for Guigang Clean Energy, RMB325 million for Diandong Yuwang, RMB312 million for Qingdao Thermal Power, RMB301 million for Guanling New energy, RMB284 million for Zhumadian Wind Power, RMB279 million for Luoyuan Power Generation, RMB259 million for Jiuquan Wind Power, RMB256 million for Taiqian Wind Power, RMB230 million for Chaohu Power, RMB186 million for Hainan Power, RMB198 million for Qinbei Power, RMB190 million for Fujian Harbour, RMB181 million for Xiayi Wind Power, RMB175 million for Yangliuqing, RMB168 million for Mianchi Clean Energy, RMB166 million for Shidongkou I, RMB162 million for Ruzhou Clean Energy, RMB159 million for Heze Dongming New Energy, RMB158 million for Changxing Power plant, RMB148 million for Yueyang Power, RMB139 million for Diandong Energy, RMB136 million for Taicang I, RMB135 million for Yuhuan Power Plant, RMB130 million for Dalian Power Plant, RMB127 million for Wuhan Power, RMB123 million for Yingkou Thermal Power, RMB122 million for Beijing Thermal Power, RMB120 million for Dandong Power Plant, RMB116 million for Shantou Offshore Wind Power, RMB113 million for Yingkou Power Plant, RMB109 million for Huaiyin II, RMB106 million for Jinling Power, RMB106 million for Shidongkou II, RMB106 million for Anyuan Power, and RMB101 million for Nantong Power Plant. Capital expenditure for operations in Singapore was RMB179 million, and capital expenditure for other businesses was RMB2.153 billion.
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
The cash requirements, usage plans and cash resources of the Company for the next year are as following:
Capital Expenditure Project	Capital expenditure Plan for 2020 (RMB100 million)	Cash resources arrangements	Financing costs and note on use
Thermal power projects	67.4	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of the PBOC
Hydropower projects	0.00	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of the PBOC
Wind power projects	315.77	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of the PBOC
Coal mining projects	10.28	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of the PBOC

Capital Expenditure Project	Capital expenditure Plan for 2020 (RMB100 million)	Cash resources arrangements	Financing costs and note on use
Photovoltaic power projects	21.05	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of the PBOC
Port	0.30	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of the PBOC
Technology renovation	55.71	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of the PBOC
Tuas Power Project	4.46	Including internal cash resources and bank loans	Market interest of Singapore

Cash resources and anticipated financing costs
The Company expects to finance its capital expenditure and acquisition costs primarily with internal capital, cash flow provided by operating activities, and debt and equity financing.
Good operating results and sound credit status provide the Company with strong financing capabilities. As of December 31, 2019, the undrawn banking facilities available to the Company and its subsidiaries amount to approximately RMB295.7 billion, which are granted by Bank of China, China Construction Bank and Industrial and Commercial Bank of China.
The Company completed issuances of unsecured super short-term bonds in 11 installments on March 15, May 10, May 24, June 11, June 14, August 16, September 6, September 20, November 1, November 8 and December 20 of 2019, at principal amount of RMB2 billion, 5 billion, 2 billion, 2 billion, 2 billion, 2 billion, 4 billion, 2 billion, 5 billion, 2 billion and 2 billion, with nominal annual interest rates of 2.4%, 2.3%, 2.3%, 2.4%, 2.4%, 2.2%, 2.2%, 2.15%, 2.09%, 2.0% and 1.8%, respectively. Each installment of the notes was denominated in RMB, issued at par value, and would successively mature in 90 days, 180 days, 90 days, 90 days, 90 days, 90 days, 60 days, 90 days, 180 days, 90 days, and 60 days from the value date.
The Company issued four tranches of unsecured medium-term notes of RMB2 billion, RMB2 billion, RMB2 billion and RMB4 billion on July 19, October 18, October 25 and November 5, 2019 with coupon rate of 3.55% (MTN01 Tranche I), 3.85% (MTN01 Tranche II), 4.08%, 4.05%, 4.15% (MTN04 Tranche I) and 4.53% (MTN04 Tranche II), respectively. The bonds were denominated in RMB and issued at face value with maturity of three years (MTN01 Tranche I), five years (MTN01 Tranche II), three + N years, three + N years, three + N years (MTN04 Tranche I), and five + N years (MTN04 Tranche II) from the date of issue, respectively.
The Company issued two tranches of unsecured corporate bonds of RMB2.3 billion and RMB1.0 billion on April 23 and July 9, 2019 with coupon rate of 4.7% and 3.55%. The instrument was denominated in RMB and issued at par value with maturity of ten years and three years from the value date, respectively.
As of December 31, 2019, short-term loans of the Company and its subsidiaries were RMB67.119 billion (2018: RMB61.039 billion). Loans from banks were charged at interest rates ranging from 0.00% to 14.58% per annum (2018: 3.30% to 11.51%).
As of December 31, 2019, short-term bonds payable by the Company and its subsidiaries were RMB9.026 billion (2018: RMB11.541 billion).
As of December 31, 2019, the Company and its subsidiaries’ long-term loans (including long-term loans due within one year) totaled RMB134.023 billion (2018: RMB150.169 billion), including RMB loans of RMB110.947 billion (2018: 126.844 billion), USD loans of USD1.431 billion (2018: USD1.548 billion), EUR loans of EUR15 million (2018: EUR22 million), SGD loans of SGD2.479 billion (2018: SGD2.472 billion), YEN loans of 2.372 billion yen (2018: 2.482 billion yen). Among them, US dollar loans and Singapore dollar loans are floating rate loans, and other foreign currency loans are fixed rate loans. For the fiscal year ended 31 December 2019, the annual interest rate of long-term bank borrowings is 0.75% to 6.82% (2018: 0.75% to 7.29%).
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
Other financing requirements
The objective of the Company is to bring steadily growing returns to equity holders in the long run. In line with this objective, the Company follows a proactive, stable and balanced dividend policy. In accordance with the profit appropriation plan of the board of directors of the Company (subject to the approval at annual general meeting) for 2019, the Company expects to pay a cash dividend of RMB2.1 billion.
Maturity profile of loans and bonds
The following table sets forth the maturity profile of the Company’s borrowings as of December 31, 2019.
Maturity Profile
(RMB 100 million)	2020	2021	2022	2023	2024
Principal amount planned for repayment	822.90	366.43	225.83	84.42	170.28
Interest amount planned for repayment	77.00	60.90	45.05	35.57	31.34
Total	899.90	427.33	270.88	119.99	201.62

Note: The amount of principle to be paid in 2020 is relatively large because this includes expected repayment of short-term loans and short-term bonds
E.	Trend information
The major trend of the electricity power market
In the electricity market, with comprehensive consideration of international and domestic conditions, industrial and local developments as well as other factors, absent of floods and other extensive, extreme climate changes, it is expected that in 2020, total electricity consumption nationwide will increase by 4% to 5%, newly installed power generation capacity for infrastructure construction will be approximately 120 million kilowatts, and utilization hours of thermal generating units will be 4,280 hours, which is generally consistent with those in 2019.
The trend of the fuel supply
In the coal market, coal supply is expected to steadily increase with approval by competent Chinese authorities of operation of new and existing major coal producers with expected capacity of 100 million tons of coal in 2020. The improved environmental protection and safe production of coal mines and lessened impact of inspections on the normal production of coal mines will also contribute to sufficient coal supply. In 2020, the coal market will generally see its balanced supply and demand move towards a relatively over supply situation, and the thermal coal prices are expected to move further down.
The trend of capital market and foreign exchange
In capital market, the Chinese government will continue to implement proactive fiscal policies and prudent monetary policies in 2020. The prudent monetary policy is expected to be implemented flexibly and appropriately, maintain reasonable and adequate liquidity, and increase monetary credit and social financing in line with economic development while reduce social financing costs. Accordingly, 2020 is expected to see reasonably sufficient capital supply throughout the year with reduced funding costs.
F.	Employee benefits
As of December 31, 2019, the Company and its subsidiaries had 58,263 employees within and outside the PRC. The Company and its subsidiaries provide employees with competitive remuneration and link such remuneration to operating results to provide incentives for the employees. Currently, the Company and its subsidiaries do not have any stock or option based incentive plan.

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
The Company is unionized, both at its head office and with respect to all power plants. Labor unions are intended to protect the rights of employees, while allowing the Company to achieve economic objectives. They encourage employees’ participation in the Company’s decision-making process, and serve as mediators in any dispute between the Company and its employees. The Company has experienced no occurrence of any strike or labor dispute which has impact upon the Company’s operations. The Company believes that the Company and its employees are in a good relationship.
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
G.	Guarantees for loans and restricted assets
As of December 31, 2019, the Company provided external guarantees of approximately RMB15.012 billion, of which RMB12.418 billion borrowed by Tuas Power Ltd; RMB1.696 billion borrowed by Huaneng Daqing Thermal Power Limited Company, Daqing Lvyuan Wind Power Generation Limited Company and Huaneng Tongjiang Wind Power Generation Limited Company is guaranteed by Huaneng Heilongjiang Power Generation Limited Company; RMB0.201 billion borrowed by Huaneng Yichun Thermal Power Limited Company is guaranteed by Huaneng Daqing Thermal Power Limited Company; RMB0.697 billion borrowed by Huaneng Shandong Ruyi (Pakistan) Energy (Private) Co., Ltd. is guaranteed by Huaneng Shandong Power Generation Limited Company.
As of December 31, 2019, the details of secured loans of the Company and its subsidiaries were as follows:
As of December 31, 2019, short-term loans of RMB659 million (2018: RMB461 million) represented the notes receivable that were discounted with recourse. As these notes receivable had not yet matured, the proceeds received were recorded as short-term loans.
As of December 31, 2019, long-term loans of RMB3.586 billion (2018: RMB0.986 billion) of the Company and its subsidiaries were secured by certain property, plant and equipment with net book value of approximately RMB4.913 billion (2018: RMB1.756 billion).
As of December 31, 2019, long-term loans of approximately RMB7.287 billion (2018: RMB8.938 billion) were secured by future electricity revenue of the Company and its subsidiaries.
As of December 31, 2019, the restricted bank deposits of the Company and its subsidiaries were RMB863 million (2018: RMB430 million).
H.	Off-balance sheet arrangements
As of December 31, 2019, there were no off-balance sheet arrangements which have or are reasonably likely to have an effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

I.	Performance of significant investments and their prospects
The Company acquired 25% equity interest in Shenzhen Energy Group for RMB2.39 billion on April 22, 2003. In 2011, Shenzhen Energy Group divided into a remainder company of the same name and a new company Shenzhen Energy Management Company (“SE Management”), and the Company holds 25% equity interests in each of the two successors. The Company acquired 200 million shares from Shenzhen Energy Corporation (“Shenzhen Energy”), a subsidiary of Shenzhen Energy Group in December 2007. Shenzhen Energy allotted shares with its capital surplus in 2011. In February 2013, Shenzhen Energy merged SE Management through the combination of directional seasoned offering and cash payment to shareholders of SE management, Shenzhen State-owned Assets Administration Commission and the Company. After the merger, the Company held 661 million shares of Shenzhen Energy, representing 25.02% of its equity interests. In 2019, Shenzhen Energy distributed RMB0.5 of cash dividend out of every 10 shares to its shareholders, and the Company held 992 million shares of Shenzhen Energy by December 31, 2019. These investments brought a net profit attributable to the equity and perpetual corporate bonds holders of the Company of RMB400 million for the year ended December 31, 2019 under IFRS. This investment is expected to provide steady returns to the Company.
The Company held 60% direct equity interest in Sichuan Hydropower as of December 31, 2006. In January 2007, Huaneng Group increased its capital investment in Sichuan Hydropower by RMB615 million, thus reducing the Company’s equity interest in Sichuan Hydropower to 49% and making Huaneng Group the controlling shareholder of Sichuan Hydropower. This investment brought a net profit attributable to the equity and perpetual corporate bonds holders of the Company of RMB144 million for the year ended December 31, 2019 under IFRS.
This investment is expected to provide steady returns to the Company.
J.	Tabular disclosure of contractual obligations and commercial commitments
A summary of payments due by period of our contractual obligations and commercial commitments as of December 31, 2019 is shown in the tables below. A more complete description of these obligations and commitments is included in the Notes to Financial Statements as referenced below.
Contractual Cash Obligations (RMB in millions)	2020	2021-2022	2023-2024	Thereafter	Total
Long-term loans from Huaneng Group and its subsidiaries(1)	810	1,321	1,389	1,884	5,404
Long-term bank loans and other loans(1)	17,848	28,427	18,598	63,746	128,619
Long-term bonds(2)	2,800	18,500	1,500	8,500	31,700
Interest payments	7,700	10,595	6,691	10,587	35,573

Other commercial commitments (RMB in millions)	2020	2021-2022	2023-2024	Thereafter	Total
Capital commitments(3) Long – term gas purchase contract(4)	3,840	7,681	4,181	2,933	18,636
Lease liabilities(5)	432,745	1,323,826	332,986	2,623,113	4,712,670
__________________________

Notes:
(1)	See Note 25 to the Financial Statements, “Long-term Loans.”
(2)	See Note 26 to the Financial Statements, “Long-term Bonds.”
(3)	See Note 40(a) to the Financial Statements, “Capital commitments”.
(4)	The numbers shown in the table above were calculated based on the minimum purchases stipulated in the long-term gas contracts disclosed in Note 40 to the Financial Statements.
(5)	See Note 43 to the Financial Statements, “Lease liabilities.”
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
Goodwill impairment
The Company and its subsidiaries conducts impairment test on each individually recognized goodwill every year. There is no impairment provided for the goodwill for the year ended December 31, 2019
Impairment of other non-current assets
The Company and its subsidiaries will test its property, plant and equipment, land use rights and mining rights suffered any impairment whenever an impairment indication exists.
In 2019, impairment losses for certain property, plant and equipment of approximately RMB5,720 million have been recognized. Factors leading to the impairment include lower than expected operating results of subsidiaries in 2019 due to oversupply and fierce competition within the electricity market and future decommission plan of thermal power generation units. Value-in-use calculations use pre-tax cash flow projections based on the 2020 financial budgets approved by management and are extrapolated using the same cash flow projections of the remaining years with changes being made to reflect the estimated changes in future market or economic conditions. Other key assumptions applied in the impairment testing include the future sales volume and fuel prices. Management determined these key assumptions based on past performance and their expectations on market development.
L.	Prospects for 2020
In 2020, the Company will further strengthen market orientation, reform implementation, innovation incentive, and risk awareness. With safety and environmental protection as the foundation, quality and efficiency as the core, and reform and innovation as the driver, we will further optimize our structure, operations and assets and further enhance corporate governance, thereby continuing to improve our operating performance revolving around the goal of building a world-class listed power generation company, so as to create more value for the country, society and shareholders.
With respect to power generation, the Company will conscientiously implement the state’s various plans in production safety, strengthen inspections and assessments under the accountability system, and continuously improve our capabilities of risk prevention and control, emergency management, on-site supervision, key area management and control, comprehensive administration, and technological innovation. We will consolidate the results of building the “responsibility system, regulation system, support system, and prevention and control system” for production safety and accelerate the modernization of the production safety governance system and governance capabilities. We will carry out a comprehensive rating of generating units to improve the lean management of equipment. We will accelerate the development of the heat supply business to achieve the transformation and upgrade of comprehensive energy services. We have carried out flexibility reformation for generating unit in areas with policy support and development potential to enhance the competitiveness of thermal power units, especially 300MW generating units. We will study the development of the business of heat supply by existing profitable thermal power generating units and biomass-coupled power generation plans to accelerate the construction and transformation of the heat grid. We will accelerate the implementation of key pollution prevention and control projects such as closure of coal yards and wastewater treatment in key areas such as Beijing, Tianjin and Hebei and the Yangtze River Delta to ensure completion on schedule. We will tighten the control of pollution discharge permits and accelerate the re-evaluation of the coverage of environmental protection zones for certain projects. We will continue to advance the construction of safety assurance system to ensure smooth and orderly production. We will properly establish regulations and standards and optimize the production safety management process to prevent major equipment hazards.
With respect to power supply marketing, the Company will continue to prioritize power supply marketing. We will innovate the production, operation, and management model and further enforce the responsibilities of regional company for marketing. We will effectively coordinate regional resources, strengthen policy and market research, and improve market responsiveness. We will continue to balance volume and price and prioritize revenue increase, gradually realize the physical operation of regional transaction operation centers and energy sales companies, and endeavor to increase power sales volume and stabilize power tariff. We will aim at delivering a domestic power generation of approximately 410.0 billion kWh and average utilization hours of around 3,800 hours for the year.

In respect of fuel, the Company will reinforce policy research and market analysis, combine coal under long-term contract and market coal, balance imported coal and domestic coal, and enhance the insights and stability in fuel procurement. The Company will establish a firm and effective fuel supply chain and dynamically optimize long-term contract resources based on the structural outlay and region characteristics of resources. Leveraging on its advantages in scale procurement, the Company will strengthen strategic cooperation with large-scale coal enterprises to strive for a more reasonable pricing mechanism. The Company will further improve the fuel management system, strengthen the management of coal yards, and continuously improve the mixing capability to strictly control fuel costs.
In respect of capital, the Company will closely monitor the changes in the domestic and overseas capital markets and give full play to its credit and management advantages. In addition to ensuring the efficiency of the main financing channel (i.e. credit financing), the Company will increase bond issuance, innovate new financing means and expand the scale and channels of financing, so as to ensure the security of funds while striving to reduce capital cost.
The Company will uphold the new development philosophy, adhere to the requirements of high-quality development, and thoroughly implement the new energy safety strategy of “Four Revolutions, One Cooperation”. We will comprehensively strengthen market capitalization management and substantial shareholder support to increase holding of the Company’s shares to maintain and increase the Company’s brand value. We will steadily advance reform and innovation, strengthen the innovation drivers for operation and development, enhance technological research and development for major projects, and accelerate the digital transformation. We will promote the construction of key areas. We will steadily advance the work of “dealing with stagnant enterprises and enterprises with difficulties” to ensure the stable implementation of various business plans with solid and efficient management capabilities.
ITEM 6  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.	Directors, members of the supervisory committee and senior management
Directors
The table below sets forth certain information concerning our directors as of March 31, 2020. The current term for all of our directors is three years commencing from the signing of the director service contracts.
Name	Age	Position with us
Zhao Keyu	53	Chairman of the Board of Directors
Huang Jian	57	Director
Wang Yongxiang	54	Director
Mi Dabin	51	Director
Guo Hongbo	51	Director
Cheng Heng	56	Director
Lin Chong	56	Director
Yue Heng	45	Independent Director
Xu Mengzhou	69	Independent Director
Liu Jizhen	68	Independent Director
Xu Haifeng	64	Independent Director
Zhang Xianzhi	62	Independent Director
ZHAO Keyu, aged 53, is the President and Party Secretary of the Company. He was the Chief of the Planning and Development Department, Chief of Office, Director and Secretary of the Party Office of Huaneng Group, the President and Deputy Party Secretary of the Company. He graduated from Wuhan University, majoring in software engineering, and is postgraduate with a master’s degree in engineering. He is a senior political work specialist.
HUANG Jian, aged 57, is a Director of the Company, a dedicated Director and Supervisor appointed by Huaneng Group, a dedicated director of HIPDC, a dedicated director of Shandong Power Generation Co., Ltd., and the Chairman of the Supervisory Committee of Huaneng Renewables Corporation Limited.  He was an assistant to the President of Huaneng Group and Chairman of Huaneng Capital Services Co., Ltd. Mr. Huang graduated from the Department of Accounting of Institute of Fiscal Science of the Ministry of Finance with a postgraduate degree of master in economics. He is a senior accountant.

WANG Yongxiang, aged 54, is a Director of the Company, security director (chief security officer ) of China Huaneng Group. He was the Chairman of Huaneng Lancangjiang Hydropower Co., Inc., the President of Yunnan branch of Huaneng Group, the Chairman and Party Secretary of HIPDC, the Chief of Power Development Business Division and the Shale Gas Exploitation and Utilization Office of Huaneng Group, and the president of GreenGen Co., Ltd. He graduated from Tsinghua University where he majored in hydraulic engineering and holds a postgraduate degree of master in engineering. He is a professorgrade senior engineer.
MI Dabin, aged 51, is a Director of the Company, the President and the Deputy Secretary of the Party Committee of Hebei Construction & Investment Group Co., Ltd., the Chairman of Hebei Xingtai Power Generation Limited, the Chairman of Huihai Financing and Leasing Co., Ltd., and the Chairman of CIC Hebei Heat Cogeneration Co., Ltd. He was the Chairman of Hebei Construction& Energy Investment Co., Ltd., the Chief Engineer, Vice President and President of Qinhuangdao Power Generation Co., Ltd., the President of Qinhuangdao Thermal Power Generation Co., Ltd., an assistant to the President and the Head of Production and Operation Department of Hebei Construction & Investment Group Co., Ltd., the President of Qinhuangdao Power Generation Co., Ltd. and Qinhuangdao Thermal Power Generation Co., Ltd. He graduated from North China Electric Power University, majoring in power engineering, and holds a master’s degree. He is a senior engineer.
GUO Hongbo, aged 51, is a Director of the Company, the Secretary of the Party Committee and the Chairman of Liaoning Energy Investment (Group) Limited Liability Company and the Chairman and the Secretary of the Party Committee of Liaoning Energy Investment (Group) Limited Liability Company,. He was the president and vice chairman of Liaoning Energy Investment (Group) Limited Liability Company, the director of Haitong Securities Co., Ltd., the director of ShenyangJinshan Energy Limited, and the vice chairman of Liaoning Haitong New Energy Low-Carbon Industrial Equity Investment Fund Limited. Mr. Guo graduated from Jilin University with a master’s degree in administrative management, and holds an MBA degree. He is a professor-grade senior engineer.
CHENG Heng, aged 56, is a Director of the Company, the Vice President (group department president level) of the Energy Department of Jiangsu Guoxin Investment Group Limited, the Vice Chairman of Jiangsu Changshu Electric Power Generating Company Limited, the Vice Chairman of Jiangsu Ligang Electric Power Co., Ltd.,  and the Vice Chairman of Yangcheng International Electric Power Co., Ltd. He previously served as the deputy manager of the Planning Department of Jiangsu International Trust and Investment Corporation, Vice President of Changshu Power Generation Co., Ltd., President of Energy Investment Department II of Jiangsu Provincial Investment Management Co., Ltd., and the Vice President of Jiangsu Provincial Investment Management Co., Ltd. He is a university graduate with College education and an economist.
LIN Chong, aged 56, is a Director of the Company, a Member of CPC Committee and the Vice President of Fujian Investment & Development Group Co., Ltd., the Vice Chairman of Fujian Mindong Electric Power Limited Company, the Vice Chairman of Fujian Sanming Nuclear Power Co., Ltd., the Vice Chairman of Chinalco Southeast Copper Co., Ltd., the director of Fujian Motor Industry Group Co., Ltd., the director of Fujian Fuqing Nuclear Power Co., Ltd. and the director of King Long Motor Group. Mr. Lin has formerly served as the assistant to the general manager of Fujian Investment & Development Group Co., Ltd., the Director of the Preparatory Office for Fuzhou Baiyun Pumped Storage Hydropower Station, and the Chairman of Fujian Zhongmin Energy Investment Co., Ltd. He graduated from Chongqing University where he majored in electric power system and its automation and holds a master’s degree of science in engineering (postgraduate diploma). Mr. Lin is a senior engineer.
YUE Heng, aged 45, is an Independent Director of the Company, an Associate Professor of Singapore Management University. He is the winner of the first session of China National Funds for Distinguished Young Scientists, the winner of New Century Excellent Talents of the Ministry of Education 2012, the leading accounting talent of Ministry of Finance. He was the Associate Professor, Professor, Dean and Doctorate Mentor of Accounting Department of Guanghua Management School of Peking University, the Councilor of Accounting Society of China and the Deputy Editorin-Chief of CJAS magazine of Accounting Society of China. He graduated from Tulane University in the United States with a doctor’s degree in accounting.
XU Mengzhou, aged 69, is an Independent Director of the Company, an Independent Director of Shandong Hualu-Hengsheng Chemical Co., Ltd., an Independent Director of iHandy Group (non-listed company), and vice chairman of the Banking Law Research Institute of China Law Society. He served as a professor of Law School of Renmin University of China (RUC). He graduated from the RUC, with a doctor’s degree in Economic Laws.

LIU Jizhen, aged 68, is an Independent Director of the Company, an academician of the Chinese Academy of Engineering, a Director of the National Key Laboratory of New Energy Power System of North China Electric Power University, a chief scientist of the 973 Program, the Vice President of the China Electricity Council, a fellow of the Institution of Engineering and Technology (FIET) and an independent director of Datang International Power Generation Co., Ltd. Mr. Liu was formerly the President of Wuhan University of Hydraulic and Electrical Engineering, the President of North China Electric Power University, the Vice President of the Chinese Society for Electrical Engineering and the Vice President of the Chinese Society of Power Engineering. He is a professor and a doctoral supervisor.
XU Haifeng, aged 64, is an Independent Director of the Company. He successively served as the Chairman and President of China Railway Express Co., Ltd., the director and Vice President of Beijing-Shanghai High Speed Railway Co., Ltd., the Managing Commander-in-Chief of the General Headquarters for the Construction of Beijing-Shanghai High Speed Railway of the Ministry of Railways, and the Vice Chairman and President of Beijing-Shanghai High Speed Railway Co., Ltd. He graduated from Beijing Jiaotong University where he majored in transportation organization and automation. He has an EMBA degree from the Guanghua School of Management of Peking University.
ZHANG Xianzhi, aged 62, is an Independent Director of the Company, a professor and a doctoral supervisor of Dongbei University of Finance and Economics and a national level outstanding teacher. He is serving concurrently as a managerial accounting consultant to the Ministry of Finance, independent director at Yingkou Port Co., Ltd. and Dalian Zhiyun Automation Co., Ltd. Mr. Zhang was formerly an accountant of Dalian City Transportation Bureau, a researcher of Dalian Economic Commission, professor and vice dean of the accounting school of Dongbei University of Finance and Economics, and director of Sino-German Management and Control Research Centre, etc. He graduated from Dongbei University of Finance and Economics and holds a bachelor’s degree and master’s degree in accounting. He holds a doctorate degree in industrial economics.
Supervisors
The table below sets forth certain information concerning our supervisors as of March 31, 2020. The current term for all of our supervisors is three years, which will expire in 2020.
Name	Age	Position with us
Ye Xiangdong	52	Chairman of the Board of Supervisors
Mu Xuan	44	Vice Chairman of the Board of Supervisors
Zhang Mengjiao	55	Supervisor
Gu Jianguo	53	Supervisor
Zhang Xiaojun	53	Supervisor
Zhang Xiancheng	55	Supervisor
YE Xiangdong, aged 52, is the Chairman of the Supervisory Committee of the Company and the President and Deputy Secretary of Leading Party Members’ Group of Huadian. He was the Executive Director and President of Huaneng Hulun Buir Energy Development Company Ltd. and the Chief Engineer, vice President and a Member of the Leading Party Members’ Group of Huaneng Group. He graduated from Chongqing University, majoring in thermal energy, and holds a master’s degree in Engineering. He is a senior engineer.
MU Xuan, aged 44, is the Vice Chairman of the Supervisory Committee of the Company, the Vice President and a Member of CPC Committee of Dalian Construction Investment Group Co., Ltd., the Director and President of Dalian LNG Pipeline Co., Ltd. He was the assistant to the President of Dalian Construction Investment Co., Ltd. and the assistant to the President of Dalian Construction Investment Group Co., Ltd. He graduated from Dongbei University of Finance and Economics, majoring in Technical Economy and Management. He is a master degree postgraduate and a certificate public accountant.
ZHANG Mengjiao, aged 55, is a Supervisor of the Company. She was the Deputy Chief Accountant of HIPDC, the Manager of the Finance Department of HIPDC and the Deputy Manager of the Finance Department of the Company. She graduated from Xiamen University, majoring in accounting. She is a master’s degree postgraduate in economics and is a senior accountant.

GU Jianguo, aged 53, is a Supervisor of the Company, the Chairman of Nantong Investment & Management Limited Company, and Vice Chairman and the Vice President of Nantong Industries Holdings Group Limited. He was the Chief of Nantong Investment Management Centre, Director and President of Nantong Investment & Management Limited Company. He graduated from Nanjing University of Aeronautics and Astronautics with a bachelor’s degree. He is an economist. He holds a Master of Business Administration from Antai College of Economics and Management (ACEM) at Shanghai Jiao Tong University.
ZHANG Xiaojun, aged 53, is a Supervisor and Manager of the Discipline Inspection, Supervision and Audit Department of the Company. She was Deputy Manager of the Administration Department and the Vice Chairman of Labour Union of the Company. She graduated from the Central Party School of the Communist Party of China, majoring in economic management, and holds a bachelor’s degree. She is an accountant.
ZHANG Xiancheng, aged 55, is a Supervisor and the Manager of Party Building Work Department of the Company. He was the Manager of the Political Work Department of the Company. He graduated from Northeast Agriculture University, majoring in business administration, and holds a bachelor’s degree in economics. He is a senior economist.
Other Executive Officers
ZHAO Ping, aged 57, is the President and the Deputy Party Secretary of the Company. He was the Vice President of the Company. He graduated from Tsinghua University, majoring in thermal engineering, is a postgraduate with a master’s degree in science. He is a professor-grade senior engineer. He enjoys special government allowance of the State Council.
WU Senrong, aged 58, is currently the Vice President and a Member of Party Committee of the Company. He was a Member of the Party Committee of the Company. He graduated from the Economic Management School of Tsinghua University with an EMBA degree. He is a professor-grade senior engineer.
LI Jianmin, aged 58, is a Vice President of the Company and Member of Party Committee. He graduated from North China Electricity College, majoring in power plant and electricity system, with a bachelor’s degree in science. He is a professor-grade senior engineer.
LIU Ranxing, aged 57, is the Vice President, a Member of Party Committee and the Secretary of the Discipline Inspection commission of the Company. He was the President of Huaneng Energy & Communications Holdings Co., Ltd. He graduated from Harbin Institute of Technology, majoring in management engineering, with a master’s degree in science. He is a professor-grade senior engineer.
HUANG Lixin, aged 53, is currently the Chief accountant and Member of Party Committee of the Company. He was the Manager of the Finance Department of the Company, and the director of finance department of Huaneng Group. He graduated from the Economic Management School of Tsinghua University with an EMBA degree. He is a senior accountant.
HUANG Chaoquan, aged 54, is currently the Vice President, a Member of Party Committee, the Secretary to the Board and Manager of the Administration Department of the Company. He was the Manager of the Corporate Management Department of the Company. He graduated from Harbin University of Science and Technology with a postgraduate degree in Management Engineering. He is a senior economist.
B.	Compensation for Directors, Supervisors and Executive Officers
The table below sets forth the compensation on individual basis for the directors, supervisors and other executive officers for the year ended December 31, 2019:

Name	Position with the Company	Pre-tax Remuneration Paid by the Company in 2019(1)
		(RMB in thousand)
Directors
Huang Jian	Director	-
Wang Yongxiang	Director	-
Mi Dabin	Director	-
Guo Hongbo	Director	-
Cheng Heng	Director	-
Lin Chong	Director	-
Yue Heng	Independent Director	300
Xu Mengzhou	Independent Director	300
Liu Jizhen	Independent Director	300
Xu Haifeng	Independent Director	300
Zhang Xianzhi	Independent Director	300
Cao Peixi(2)	Former Chairman of the Board of Directors	-
Shu Yinbiao(3)	Former Chairman of the Board of Directors	-
Sub-total		1,500
Supervisors
Ye Xiangdong	Chairman of the Board of Supervisors	-
Mu Xuan	Vice Chairman of the Board of Supervisors	-
Zhang Mengjiao	Supervisor	-
Gu Jianguo	Supervisor	-
Zhang Xiaojun	Supervisor	810
Zhang Xiancheng	Supervisor	814
Sub-total		1,624
Other Executive officers
Zhao Ping	President	894
Wu Senrong	Head of Discipline Inspection Group	894
Song Zhiyi(4)	Former Vice President	216
Li Jianmin	Vice President	894
Liu Ranxing	Vice President	894
Huang Lixin	Chief Accountant	894
Huang Chaoquan	Secretary to the Board of Directors and Vice President	808
Zhao Keyu(5)	Chairman of the Board of Directors and Former President	1,026
Sub-total		6,520
Total
___________________________
Notes:
(1)
The remuneration paid by the Company in 2019 includes fees, basic salaries, performance salaries and pension. Please see Note 39 to the Item 18 Financial Statements, “Directors’, supervisors’ and senior management’s emoluments.”

(2)	Mr. Cao Peixi resigned on January 30, 2019.
(3)	Mr. Shu Yinbiao was appointed on January 30, 2019, and resigned on March 5, 2020.
(4)	Mr. Song Zhiyi resigned on March 31, 2019.
(3)	Mr. Zhao Keyu resigned as President and appointed as Chairman of the Board of Directors on March 5, 2020.
The total remuneration paid to our directors, supervisors and executive officers is comprised of basic salaries, performance salaries and pension. Of these, performance salaries account for approximately 55% of the total remuneration. In addition, directors and supervisors who are also officers or employees of the Company receive certain other benefits, such as subsidized or free health care services, housing and transportation, which are customarily provided by large enterprises in the PRC to their employees. Each of the Company’s independent directors receives annual after-tax cash compensation of RMB300,000. We do not have any service contract with any director that provides for benefits upon termination of employment. The Company does not grant options or the stock-based incentive awards to its directors, supervisors and executive officers.

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
The members of Audit Committee are Mr. Yue Heng (Chairman), Mr. Xu Mengzhou, Mr. Liu Jizhen, Mr. Xu Haifeng and Mr. Zhang Xianzhi.
The members of Strategy Committee are Mr. Zhao Keyu (Ad hoc Chairman), Mr. Huang Jian, Mr. Wang Yongxiang, Mr. Liu Jizhen and Mr. Xu Haifeng.
The members of Nomination Committee are Mr. Liu Jizhen (Chairman), Mr. Mi Dabin, Mr. Lin Chong, Mr. Yue Heng, Mr. Xu Mengzhou and Mr. Zhang Xianzhi.
The members of Remuneration and Appraisal Committee are Mr. Zhang Xiangzhi (Chairman), Mr. Guo Hongbo, Mr. Cheng Heng, Mr. Yue Heng, Mr. Liu Jizhen and Mr. Xu Haifeng.
D.	Employees
As of December 31, 2019, we had 58,263 employees. Of these, 121 were headquarters management staff, 18,814 were management and technical staff of our subsidiaries, and the remainder was workers, ancillary service personnel and others. Approximately 78% of our work force graduated from university or technical college. As of December 31, 2017 and 2018, we had 53,962 and 57,960 employees, respectively.
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
Our outstanding ordinary shares consist of A Shares and H Shares, each with a par value of RMB1.00 per share. The following table sets forth certain information regarding our major shareholders as of December 31, 2019.
Shareholder	Number of shares		Approximate percentage in the total issued domestic share capital %		Approximate percentage in the total issued share capital %
Huaneng International Power Development Corporation	5,066,662,118		46.07		32.27
China Huaneng Group Co. Ltd.(1)	1,626,132,117		14.79		10.36
China Hua Neng Hong Kong Company Limited	472,000,000	(2)	10.04	(2)	3.01
___________________________
Notes:
(1)	Of the 1,626,132,117 shares, 71,007,568 domestic shares through its controlling subsidiary, Huaneng Finance Corporation Limited.
(2)	472,000,000 shares are H Shares and represent 10.04% of the total issued H Shares of the Company and 3.01% of the total issued share capital of the Company.
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
Huaneng Group continued to perform the undertaking as made previously that it would procure relevant parties such as Huaneng Energy and Transportation (Holding) Company Limited to inject non-listed conventional energy assets located in Shandong to the Company after completion of the asset disposal transaction announced on September 30, 2017 by Shandong Xinneng Taishan Power Generation Co., Ltd. On July 31, 2018, Shandong Company (a subsidiary of the Company) and Taishan Power (a subsidiary of Huaneng Energy and Transportation (Holding) Company Limited) entered into an agreement, pursuant to which Shandong Company acquired from Taishan Power its power assets which were formerly purchased from Shandong Xinneng Taishan Power Generation Co Ltd. Huaneng Group. Therefore our abovementioned undertaking has been fulfilled.
B.	Related party transactions
Guarantees
The table below sets forth information on guarantees provided by Huaneng Group, HIPDC and the Company to the related parties in 2019 for the purposes of financing their operation, construction and renovation.
Guarantor	Guarantee	Interest Rate	Largest Amount Outstanding in 2019	Amount Outstanding as of December 31,2019
		%	(RMB)	(RMB)
Huaneng Group	Yangliuqing Power Company(1)	2.15	142,006,568.31	110,001,972.98
	Ruyi Pakistan Energy(1)	6.82	1,517,682,141.50	1,476,254,285.92
HIPDC	Ruijin Power(1)	4.41	57,200,000.00	14,800,000.00
The Company	Tuas Power Company(1)	SIBOR+1.65%	10,829,556,756.13	10,829,556,756.13
	Tuas Power Company(1)	SIBOR+1.65%	1,588,127,721.22	1,588,127,721.22

___________________________
Note:
(1)	These entities are subsidiaries of the Company.
Loans
The table below sets forth the loans made by Huaneng Group and subsidiaries of Huaneng Group, and the Company to the related parties in 2019 for the purposes of financing their operation, construction and renovation.
Lender	Borrower	Interest Rate	Largest Amount Outstanding in 2019	Outstanding Balance as of December 31, 2019
		%	(RMB)	(RMB)
Huaneng Finance	Shuangyu Photovoltaic	4.35	10,000,000.00	10,000,000.00
Huaneng Finance	Lvyuan Wind Power	3.92	20,000,000.00	20,000,000.00
Huaneng Finance	Lvyuan Wind Power	4.51	30,000,000.00	30,000,000.00
Huaneng Finance	Enshi Qingjiang Dalongtan Hydropwer Development	4.35	15,000,000.00	15,000,000.00
Huaneng Finance	Anshun Comprehensive Energy	4.66	10,000,000.00	10,000,000.00
Huaneng Finance	Chaohu Power	4.51	100,000,000.00	100,000,000.00
Huaneng Finance	Dezhou Thermal Power	4.35	60,000,000.00	20,000,000.00
Huaneng Finance	Guanyun Clean Energy Power	4.41	249,000,000.00	249,000,000.00
Huaneng Finance	Panzhou Wind Power	4.66	200,000,000.00	200,000,000.00
Huaneng Finance	Zhongyuan CCGT	4.51	200,000,000.00	200,000,000.00
Huaneng Finance	Hegang Power	4.35	419,000,000.00	419,000,000.00
Huaneng Finance	Heilongjiang Power	4.35	181,000,000.00	181,000,000.00
Huaneng Finance	Xiangqi Hydropower	3.92	50,000,000.00	50,000,000.00
Huaneng Finance	Yueyang Power	3.92	150,000,000.00	150,000,000.00
Huaneng Finance	Hualiangting Hydropower	4.35	8,000,000.00	8,000,000.00
Huaneng Finance	Huaiyin II Power	3.92	150,000,000.00	150,000,000.00
Huaneng Finance	JiLin Power	4.75	370,000,000.00	370,000,000.00
Huaneng Finance	Jining Yunhe Power	3.92	350,000,000.00	300,000,000.00
Huaneng Finance	Jiaxiang Power	4.35	540,000,000.00	540,000,000.00
Huaneng Finance	Jingmen Thermal Power	3.92	400,000,000.00	400,000,000.00
Huaneng Finance	Kangbao Wind Power Utilisation	4.35	40,000,000.00	40,000,000.00
Huaneng Finance	Laiwu Power	4.13	170,000,000.00	170,000,000.00
Huaneng Finance	Laiwu Power	3.92	50,000,000.00	50,000,000.00
Huaneng Finance	Laiwu New Energy	4.75	20,000,000.00	20,000,000.00
Huaneng Finance	Laiwu New Energy	4.61	20,000,000.00	20,000,000.00
Huaneng Finance	Liaocheng Co-generation	4.35	60,000,000.00	60,000,000.00
Huaneng Finance	Liaocheng Co-generation	4.22	270,000,000.00	270,000,000.00
Huaneng Finance	Liaocheng Co-generation	4.51	210,000,000.00	210,000,000.00
Huaneng Finance	Liaocheng Co-generation	4.75	60,000,000.00	60,000,000.00
Huaneng Finance	Liaocheng Co-generation	4.61	50,000,000.00	50,000,000.00
Huaneng Finance	Lingang Co-generation CCGT	3.92	100,000,000.00	100,000,000.00
Huaneng Finance	Lingang Co-generation CCGT	3.92	170,000,000.00	170,000,000.00
Huaneng Finance	Luoyang Co-generation Power	4.35	200,000,000.00	200,000,000.00
Huaneng Finance	Mianchi Co-generation	4.35	490,000,000.00	450,000,000.00
Huaneng Finance	Nanjing Luhe Wind Power	4.51	50,000,000.00	50,000,000.00
Huaneng Finance	Nanjing Co-generation	4.13	186,000,000.00	186,000,000.00
Huaneng Finance	Pingliang Power	4.35	370,000,000.00	370,000,000.00
Huaneng Finance	Pingliang Power	4.75	100,000,000.00	100,000,000.00
Huaneng Finance	Qidong Wind Power	4.28	30,000,000.00	30,000,000.00
Huaneng Finance	Qinbei Power	3.92	400,000,000.00	300,000,000.00
Huaneng Finance	Qingdao Port	3.92	262,000,000.00	262,000,000.00
Huaneng Finance	Qingdao Co-generation	4.66	187,000,000.00	187,000,000.00
Huaneng Finance	Qufu Co-generation	4.35	303,000,000.00	243,000,000.00
Huaneng Finance	Ruyi Helan Rooftop Photovoltaic	4.41	71,500,000.00	71,300,000.00
Huaneng Finance	Ruijin Power	4.13	400,000,000.00	400,000,000.00
Huaneng Finance	Bajiao Power Plant	4.13	50,000,000.00	50,000,000.00
Huaneng Finance	Bajiao Power Plant	4.66	200,000,000.00	175,000,000.00
Huaneng Finance	Bajiao Power Plant	4.51	50,000,000.00	50,000,000.00
Huaneng Finance	Baiyanghe Power Plant	4.13	40,000,000.00	40,000,000.00
Huaneng Finance	Baiyanghe Power Plant	3.92	180,000,000.00	180,000,000.00
Huaneng Finance	Muping Wind Power	4.51	38,000,000.00	38,000,000.00
Huaneng Finance	Penglai Wind Power	3.92	30,000,000.00	30,000,000.00
Huaneng Finance	Penglai Wind Power	4.41	187,000,000.00	180,000,000.00
Huaneng Finance	Penglai Wind Power	4.51	58,000,000.00	58,000,000.00
Huaneng Finance	Yantai Power Plant	4.13	150,000,000.00	150,000,000.00

Lender	Borrower	Interest Rate	Largest Amount Outstanding in 2019	Outstanding Balance as of December 31, 2019
Huaneng Finance	Yantai Power Plant	3.92	170,000,000.00	170,000,000.00
Huaneng Finance	Yantai Power Plant	4.51	50,000,000.00	50,000,000.00
Huaneng Finance	Suzhou Thermal Power	3.92	80,000,000.00	80,000,000.00
Huaneng Finance	Suizhou Power Plant	3.92	10,000,000.00	10,000,000.00
Huaneng Finance	Suizhou Power Plant	4.66	95,500,000.00	86,500,000.00
Huaneng Finance	Taiyuan Dongshan Combined Cycle	3.92	100,000,000.00	100,000,000.00
Huaneng Finance	Tongwei Wind Power	4.13	40,000,000.00	35,000,000.00
Huaneng Finance	Tongjiang Wind Power	3.92	50,000,000.00	50,000,000.00
Huaneng Finance	Tongxiang CCGT	4.35	200,000,000.00	200,000,000.00
Huaneng Finance	Weishan New Energy	4.66	140,000,000.00	138,000,000.00
Huaneng Finance	Wuhan Power	3.91	200,000,000.00	180,000,000.00
Huaneng Finance	Wuhan Power	3.91	270,000,000.00	270,000,000.00
Huaneng Finance	Xindian Power	4.35	100,000,000.00	100,000,000.00
Huaneng Finance	Xinhua Power	4.51	100,000,000.00	100,000,000.00
Huaneng Finance	Huaneng Information Company	4.51	20,000,000.00	20,000,000.00
Huaneng Finance	Yancheng Dafeng New Energy	4.66	50,000,000.00	50,000,000.00
Huaneng Finance	Yancheng Dafeng New Energy	4.41	233,000,000.00	233,000,000.00
Huaneng Finance	Yizheng Wind Power	4.28	35,000,000.00	35,000,000.00
Huaneng Finance	Yingkou Co-generation	3.92	100,000,000.00	100,000,000.00
Huaneng Finance	Yingkou Xianrendao Co-generation Power	4.35	195,000,000.00	195,000,000.00
Huaneng Finance	Yingcheng Thermal Power	4.13	243,500,000.00	243,500,000.00
Huaneng Finance	Yushe Power	4.35	330,000,000.00	330,000,000.00
Huaneng Finance	Zhanhua Photovoltaic	4.41	346,000,000.00	298,000,000.00
Huaneng Finance	Changxing Photovoltaic	4.35	6,000,000.00	6,000,000.00
Huaneng Finance	Changxing Photovoltaic	4.51	35,000,000.00	35,000,000.00
Huaneng Finance	Zhongxiang Wind Power	4.66	191,000,000.00	173,000,000.00
Huaneng Finance	Luohuang Power	3.92	400,000,000.00	400,000,000.00
Huaneng Finance	Zibo Photovoltaic	3.92	10,000,000.00	10,000,000.00
Huaneng Finance	Zibo Photovoltaic	4.75	10,000,000.00	10,000,000.00
Huaneng Finance	Daditaihong Wind Power Utilisation	3.92	10,000,000.00	10,000,000.00
Huaneng Finance	Liaocheng Changrun	4.75	100,000,000.00	100,000,000.00
Huaneng Finance	Yangliuqing Co-generation	3.92	100,000,000.00	100,000,000.00
Huaneng Finance	Yantai 500	4.75	50,000,000.00	50,000,000.00
Huaneng Finance	Zhaodong Dechang Photovoltaic	4.35	9,000,000.00	9,000,000.00
Huaneng Group	The Company	4.75	640,694,600.00	640,694,600.00
Huaneng Group	The Company	4.75	24,530,000.00	24,530,000.00
Tiancheng Financial Leasing	Pingliang Power	4.42	45,000,000.00	25,000,000.00
Tiancheng Financial Leasing	Pingliang Power	4.42	123,157,894.70	68,421,052.58
Tiancheng Financial Leasing	Zhumadian Wind Power	5.20	100,232,408.39	100,232,408.39
Tiancheng Financial Leasing	Mianchi Clean Energy	4.75	53,200,000.00	53,200,000.00
Tiancheng Financial Leasing	Zhaodong Dechang Photovoltaic	4.75	50,741,853.02	23,100,219.68
Tiancheng Financial Leasing	Shuangyu Photovoltaic	4.75	70,051,643.19	27,334,448.53
Tiancheng Financial Leasing	Sipingfeng Power Plant	5.10	20,657,559.34	20,657,559.34
Tiancheng Financial Leasing	Qingneng Tongyu Power	5.10	18,513,280.00	18,513,280.00
Tiancheng Financial Leasing	Anyang Energy	4.75	102,500,000.00	102,500,000.00
Tiancheng Financial Leasing	Yingheng Clean Energy	5.14	162,590,392.00	162,590,392.00
Tiancheng Financial Leasing	Sheyang New Energy	6.60	300,000,000.00	300,000,000.00
Tiancheng Financial Leasing	Ruicheng Comprehensive Energy	4.35	166,310,047.45	166,310,047.45

Lease Agreement

On August 2, 2016, we entered into a leasing agreement and a property management agreement with Huaneng Property Co., Ltd., pursuant to which a total area of 30,465.70 square meters in Huaneng Mansion will be leased to us and the annual rent (including the property management fee) is RMB 114.54 million, effective from

July 1, 2016 to June 30, 2019. On December 18, 2018, we entered into an amendment agreement with Huaneng Property Co., Ltd., pursuant to which the lease area was amended as 19,210.00 square meters and the annual rent was amended as RMB 72.22 million.
Coal purchases and service fee occurred for transportation
In 2018, we paid RMB20,777.60 million, RMB879.65 million, RMB3,210.18 million, RMB1,942.47 million and RMB2,087.60 million, respectively, to China Huaneng Group Fuel Co., Ltd., Huaneng Energy & Communications Holdings Co., Ltd. and its subsidiaries, Gansu Huating Coal Power Co., Ltd., Shanghai Time Shipping and Huaneng Hulunbuir Energy Development Company Ltd. for coal purchase and service fees incurred for transportation.
In 2019, we paid RMB30,807.87 million, RMB492.42 million, RMB3,304.53 million, RMB1,860.69 million and RMB137.01million, RMB327.07 million, RMB204.34 million, and RMB824.95 million, respectively, to China Huaneng Group Fuel Co., Ltd., Huaneng Energy & Communications Holdings Co., Ltd. and its subsidiaries, Gansu Huating Coal Power Co., Ltd., Huaneng Hulunbuir Energy Development Company Ltd., North United Power Co., Ltd. and its subsidiaries, Huaneng Capital Services Co. Ltd., Yangquan Coal Industry(Group) Co.,Ltd. and Shanghai Time Shipping for coal purchase and service fees incurred for transportation.
Transactions with Huaneng Group
On December 11, 2018, the Company entered into the Huaneng Group Framework Agreement with Huaneng Group, its ultimate controlling shareholder, for a term commencing on January 1, 2019 and expiring on December 31, 2019. Pursuant to the Huaneng Group Framework Agreement, the Company will conduct (among other things) the following transactions with Huaneng Group and its subsidiaries and associates: (i) purchase of ancillary equipment and parts; (ii) purchase of fuel and transportation services; (iii) leasing of facilities, land and office spaces; (iv) technical services, engineering contracting services and other services; (v) provision of entrusted sale services to Huaneng Group and its subsidiaries and associates; (vi) provision of entrusted sale services from Huaneng Group and its subsidiaries and associates; (vii) sale of products; (viii) purchase of electricity; (ix) sale of electricity; (x) sale of heat; and (xi) trust loans and entrusted loans.
On November 1, 2019, the Company entered into the Huaneng Group Framework Agreement with Huaneng Group, its ultimate controlling shareholder, for a term commencing on January 1, 2020 and expiring on December 31, 2020. Pursuant to the Huaneng Group Framework Agreement, the Company will conduct (among other things) the following transactions with Huaneng Group and its subsidiaries and associates: (i) purchase of ancillary equipment and parts; (ii) purchase of fuel and transportation services; (iii) leasing of facilities, land and office spaces; (iv) technical services, engineering contracting services and other services; (v) provision of entrusted sale services to Huaneng Group and its subsidiaries and associates; (vi) accept the provision of entrusted sale services from Huaneng Group and its subsidiaries and associates; (vii) sale of products; (viii) purchase of electricity; (ix) sale of electricity; and (x) trust loans and entrusted loans.
Yangquan Coal Framework Agreement
Yangquan Coal is a substantial shareholder of a subsidiary of the Company and accordingly it is a connected person at subsidiary level of the Company. On December 11, 2018, the Company entered into the Yangquan Coal Framework Agreement with Yangquan Coal for a term commencing on January 1, 2019 and expiring on December 31, 2019. Pursuant to the Yangquan Coal Framework Agreement, the Company and its subsidiaries purchased coal fuel and transportation services from Yangquan Coal (including its subsidiaries and associates).
Transactions with Tiancheng Leasing
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

On November 1, 2019, the Company entered into the Tiancheng Leasing Framework Agreement with Tiancheng Leasing for the purpose of governing the conduct of continuing connected transactions between the Company and Tiancheng Leasing from 2020 to 2022. Tiancheng Leasing Framework Agreement shall be effective from January 1, 2020 to December 31, 2022. Under the Tiancheng Leasing Framework Agreement, the finance lease business conducted by the Company and its subsidiaries with Tiancheng Leasing includes direct lease and sale-and-leaseback.
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
On November 1, 2019, the Company and Huaneng Finance entered into the Huaneng Finance Framework Agreement, with a term commencing on January 1, 2020 and ending on December 31, 2022. The Huaneng Finance Framework Agreement will constitute the entire framework agreement between the Company and Huaneng Finance with respect to deposit, note discounting and loan.

Increase in Share Capital in Shanghai Leading

On March 31, 2020, Hainan Power, a controlling subsidiary of the Company, entered into the Capital Increase Agreement with Huaneng Group Fuel Company, the existing shareholder of Shanghai Leading and Shanghai Leading, pursuant to which Hainan Power and Huaneng Group Fuel Company agreed to subscribe by way of cash for the new registered capital of Shanghai Leading in accordance with their respective proportion of shareholding in Shanghai Leading. Hainan Power shall pay to Shanghai Leading an amount of not more than RMB120 million as the consideration of the Capital Increase, which sum will be funded by the Hainan Power’s internal cash resources. Following completion of the Capital Increase, the amount of the registered capital of Shanghai Leading will be increased to RMB800 million and Hainan Power’s proportion of shareholding in Shanghai Leading shall remain unchanged at 40%.
For a detailed discussion of related party transactions, see Note 37 to the Financial Statements.
C.	Interests of experts and counsel
Not applicable.
ITEM 8  FINANCIAL INFORMATION
A.	Consolidated statements and other financial information
See pages F-1 to F-173.
Legal proceedings
As of December 31, 2019, we are not a defendant in any material litigation or arbitration and no litigation or claim of material importance is known to us or any member of the Board of directors of us to be pending or threatened against us.
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
On March 19, 2019 the Board of Directors proposed a cash dividend of RMB0.10 per share, totaling approximately RMB1,569.81 million. The dividend was approved by the shareholders at the annual general meeting and therefore declared on June 12, 2019.
On March 31, 2020, the Board of Directors proposed a cash dividend of RMB0.135 per share, which is to be approved by the shareholders at the annual general meeting of 2019.
B.	Significant changes
Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.
ITEM 9  THE OFFER AND LISTING
A.	Offer and listing details and markets
The Company’s ADSs have been listed on the New York Stock Exchange since October 6, 1994. The table below sets forth, for the periods indicated, the high and low closing prices of the ADSs on the New York Stock Exchange. Each ADS represents 40 H Shares. As of March 31, 2020, there were 100 registered holders of American Depositary Receipts evidencing ADS.
On January 21, 1998, we listed our H Shares on the Hong Kong Stock Exchange. On February 26, 1998, we placed 250 million H Shares at the price of HK$4.40 per H Share or US$22.73 per ADS. In May 2004, we effected a two-for-one stock split by way of a stock dividend for all our outstanding shares including H Shares. As of March 31, 2020, there were 431 registered holders of H Shares.

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
Objects and Purposes
We are a joint stock limited company established in accordance with the Standard Opinion for Joint Stock Limited Companies (the “Standard Opinion”) and certain other relevant laws and regulations of the PRC. We are registered with the PRC State Administration for Industry and Commerce with business license number 91110000625905205U. Article 11 of our Articles of Association provides that our scope of businesses includes, among other things, investment, construction, operation and management of power plants; development, investment and operation of other export-oriented enterprises related to power plants; production and sale of thermal heat and electricity.
Directors
Our directors shall be elected at our shareholders’ general meeting. Our directors shall be elected for a term of three years and may serve consecutive terms upon re-election, except that independent directors may only serve a maximum of two consecutive terms of six years. Our directors are not required to hold any shares in us, and there is no age limit requirement for the retirement or non-retirement of our directors.
Where a director is materially interested, directly or indirectly, in a contract, transaction or arrangement (including any proposed contract, transaction or arrangement) with us, he or she shall declare the nature and extent of his or her interests to the board of directors at the earliest opportunity, whether or not such contract, transaction or arrangement is otherwise subject to the approval of the board. A director shall not vote, and shall not be counted in the quorum of the meeting, on any resolution concerning any contract, transaction or arrangement where the director owns material rights or interests therein. A director is deemed to be interested in a contract, transaction or arrangement in which his associate (as defined by Article 137 of the Articles of Association) is interested.
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
Sources of Shareholders’ Rights
The PRC’s legal system is based on written statutes and is a system in which decided legal cases have little precedent value. Prior to the effectiveness of the Company Law, the PRC did not have a comprehensive body of laws governing joint stock limited companies. The rights and obligations of our shareholders are principally contained in our constitutive documents and the Standard Opinion, under which we were established. In December 1993, the Standing Committee of the 8th National People’s Congress adopted the PRC Company Law, which superseded the Standard Opinion. In accordance with Article 229 of the Company Law, we must comply with the relevant requirements of the Company Law within an unspecified time period. As a result, we amended our Articles of Association pursuant to the Company Law on June 6, 1995. The Company Law was amended by the Standing Committee in 2005, 2013 and 2018.
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

The Company Law, as amended in 2018, has granted shareholders with the rights to bring derivative suits. Within the Company Law, shareholders holding more than 1 percent of the shares of the company for more than 180 consecutive days are entitled to request the supervisory committee (in terms of directors and senior management) or the board of directors (in terms of supervisors) to bring legal proceedings, or bring legal proceedings in their own name on behalf of the company where it is in emergency and the company will be subject to irreparable loss if not to do so, against directors, supervisors or senior management who fail to comply with the laws and regulations or the company’s Articles of Association in the course of performing their duties and cause loss to the company;
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
The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the PBOC. On July 21, 2005, the PRC government introduced a floating exchange rate system to allow the value of Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of foreign currencies. Renminbi appreciated by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. On June 19, 2010, the PBOC decided to further promote the reform of the Renminbi exchange rate formation mechanism, and improve the flexibility of the Renminbi exchange rate. Since June 2010, Renminbi has regained steady appreciation against the U.S. dollar, which was reversed by slight depreciation of the Renminbi against the U.S. dollar at the turn to and early 2014. On March 15, 2014, the PBOC announced to further widen the Renminbi’s daily trading band against the U.S. dollar from 1% to 2% on either side of the daily reference rate, allowing for greater fluctuations of the exchange rate. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. On August 11, 2015, the PBOC decided to further improve the mechanism of RMB’s central parity rate against the US dollar. Any fluctuation of exchange rate of the Renminbi against US dollars and Hong Kong dollars may have an effect on our revenues and financial condition, and the value of, and any dividends payable on, our ADSs in foreign currency terms. There remains significant international pressure on the PRC Government to further liberalize its currency policy, which could result in further fluctuations in the value of the Renminbi against the U.S. dollar. However, there is no assurance that there will not be a devaluation of Renminbi in the future. If there is such a devaluation, our debt servicing cost will increase and the return to our overseas investors may decrease.
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
Stamp tax
Under the Provisional Regulations of The People’s Republic of China Concerning Stamp Tax, which became effective in October 1988 and was amended in January 2011, PRC stamp tax should not be imposed on the transfer of H Shares or ADSs of PRC publicly traded companies.
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
On March 16, 2007, the Enterprise Income Tax Law of PRC, or the New Enterprise Income Tax Law, was enacted, and became effective on January 1, 2008, and was later amended in December 2018. The New Enterprise Income Tax Law imposes a uniform income tax rate of 25% for domestic enterprises and foreign invested enterprises. Therefore, our power plants that were subject to a 33% income tax rate prior to January 1, 2008 are subject to a lower tax rate of 25% starting on January 1, 2008. With regard to our power plants entitled to a reduced enterprise income tax rate of 15% prior to January 1, 2008, their effective tax rate is being gradually increased to 25% within a five-year transition period commencing on January 1, 2008. Accordingly, the effective tax rate of our wholly owned power plants will increase over time. In addition, although our power plants entitled to tax exemption and reduction under the income tax laws and regulations that are effective prior to the New Enterprise Income Tax Law will continue to enjoy such preferential treatments until the expiration of the same, newly established power plants will not be able to benefit from such tax incentives, unless they can satisfy specific qualifications, if any, provided by then effective laws and regulations on preferential tax treatment.
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
Passive Foreign Investment Company Considerations
A non-United States corporation, such as our Company, will be a “passive foreign investment company” (a “PFIC”), for United States federal income tax purposes for any taxable year, if either (a) 75% or more of its gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the Company’s unbooked intangibles are taken into account for determining the value of its assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.
We do not believe that we were classified as a PFIC for the taxable year ended December 31, 2019. The determination of whether we will be or become a PFIC will depend, in part, upon the composition of our income and our assets (which are subject to change from year to year) and the market price of our ADSs (of which we cannot control). Although we do not expect that our business plans will change in a manner that will affect our PFIC status, no assurance can be given in this regard. Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance may be given with respect to our PFIC status for any taxable year.
The discussion below under “Dividends” and “Sale or Other Disposition of H Shares or ADSs” assumes that we will not be classified as a PFIC for United States federal income tax purposes. See the discussion below under the heading “Passive Foreign Investment Company Rules” for a brief summary of the PFIC rules.
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
A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. There is currently a tax treaty in effect between the United States and the People’s Republic of China (the “U.S.-PRC Treaty”) which the Secretary of Treasury of the United States determined is satisfactory for these purposes and we believe that we are eligible for the benefits of such treaty. Additionally, our ADSs (but not our H Shares) trade on the New York Stock Exchange, an established securities market in the United States, and the ADSs are expected to be readily tradable for so long as they continue to be listed on the New York Stock Exchange. Thus, while we presently believe that we are a qualified foreign corporation for purposes of the reduced tax rate, there can be no assurance that the dividends we pay on our H Shares or ADSs will meet the conditions required for the reduced tax rate in the current taxable year or future taxable years. Dividends received on H Shares or ADSs will not be eligible for the dividends received deduction allowed to corporations. U.S. Holders are urged to consult their tax advisors regarding the rate of tax that will apply to them with respect to dividends (if any) received from U.S.
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
Passive Foreign Investment Company Rules
If we were to be classified as a PFIC in any taxable year, a special tax regime will apply to both (a) any “excess distribution” by us to a U.S. Holder (generally, the U.S. Holder’s ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by such U.S. Holder in the shorter of the three preceding years or the U.S. Holder’s holding period for our H Shares or ADSs) and (b) any gain realized on the sale or other disposition of the H Shares or ADSs. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over the U.S. Holder’s holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. Holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividends made to a U.S. Holder will not qualify for the lower rates of taxation applicable to long-term capital gains discussed above under “Dividends.”

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
Certain U.S. Holders who hold “specified foreign financial assets,” including stock of a non-U.S. corporation that is not held in an account maintained by a U.S. “financial institution,” whose aggregate value exceeds $50,000 during the tax year, may be required to attach to their tax returns for the year certain specified information. An individual who fails to timely furnish the required information may be subject to a penalty. U.S. Holders are urged to consult their tax advisors regarding their reporting obligations under this legislation.
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
Detailed information relating to the available-for-sale financial assets is disclosed in Note 3 to the financial statements.
The Company and its subsidiaries are exposed to fuel price risk on fuel purchases. In particular, SinoSing Power and its subsidiaries use fuel oil swap to hedge against such a risk and designate them as cash flow hedges. Please refer to Note 14 to the financial statements for details.
Foreign exchange rate risk
The exchange rate of Renminbi to foreign currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the PBOC. On July 21, 2005, the PRC government introduced a floating exchange rate system to allow the value of Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of foreign currencies. Renminbi appreciated by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. On June 19, 2010, the PBOC decided to further promote the reform of the Renminbi exchange rate formation mechanism, and improve the flexibility of the Renminbi exchange rate. Since June 2010, the Renminbi has regained steady appreciation against the U.S. dollar, which was reversed by a slight depreciation of Renminbi against the U.S. dollar at the turn to and early 2014. On March 15, 2014, the PBOC announced to further widen the Renminbi’s daily trading band against the U.S. dollar from 1% to 2% on either side of the daily reference rate, allowing for greater fluctuations of the exchange rate. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. There remains significant international pressure on the PRC Government to further liberalize its currency policy. We cannot assure you that any future movements in the exchange rate of the Renminbi against the U.S. dollar and other currencies will not adversely affect our results of operations and financial conditions.
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
The following table provides information, by maturity date, regarding our foreign currency sensitive financial instruments, which consist of bank balances and cash, short-term and long-term debt obligations, capital commitments and forward exchange contracts as of December 31, 2019 and average interest rates for the year ended December 31, 2019.
(RMB expressed in millions, except interest rate and exchange rate)

	As of December 31, 2019
	Expected Maturity Date						Total	Fair Value
	2020	2021	2022	2023	2024	Thereafter
On-balance sheet financial instruments
Bank balances and cash:
In U.S. Dollar	716						716	716
In Japanese Yen	0.25						0.25	0.25
In Pakistan Rupee	697						697	697

Debts
Japanese Yen	7	7	7	7	7	117	152	83
Average interest rate	0.750	0.750	0.750	0.750	0.750	0.750	-	-
Euro	35	34	33	17	2	-	121	114

	As of December 31, 2019
	Expected Maturity Date						Total	Fair Value
	2020	2021	2022	2023	2024	Thereafter
Average interest rate	2.121	2.121	2.119	2.079	1.500	—	—	—
U.S. Dollar	2,490	1,127	1,163	979	798	4,812	11,369	11,369
Average interest rate	4.678	6.831	7.102	7.380	7.748	50.080	—	—
Gas purchase commitments (U.S. Dollar)	3,840	3,781	3,900	3,403	778	2,933	18,636

Forward exchange contracts
(Receive US $ / Pay S$)
Contract amount	2,650	622	147	11	—	—	3,430	(38)
Average Contractual Exchange Rate	1.36	1.36	1.37	1.35	—	—	—	—

	As of December 31, 2018
	Expected Maturity Date						Total	Fair Value
	2019	2020	2021	2022	2023	Thereafter
On-balance sheet financial instruments
Bank balances and cash:
In U.S. Dollar	483	—	—	—	—	—	483	483
In Japanese Yen	0.197	—	—	—	—	—	0.197	0.197
In Pakistan Rupee	33	—	—	—	—	—	33	33

Debts
Japanese Yen	7	7	7	7	7	119	154	100
Average interest rate	0.750	0.750	0.750	0.750	0.750	0.750	—	—
Euro	48	36	35	33	17	2	171	159
Average interest rate	2.050	2.103	2.106	2.142	2.135	2.000	—	—
U.S. Dollar	2,149	1,037	1,066	1,099	916	5,597	11,864	11,864
Average interest rate	4.142	4.976	5.038	5.106	5.980	7.292	—	—
Pakistan Rupee	322	—	—	—	—	—	322	322
Average interest rate	11.510	—	—	—	—	—	—	—
Gas purchase commitments (U.S. Dollar)	6,602	6,718	6,699	6,727	2,439	8,148	37,333	—

Forward exchange contracts
(Receive US $ / Pay S$)
Contract amount	2,596	459	91	18	—	—	3,164	(12)
Average Contractual Exchange Rate	1.35	1.35	1.33	1.33	—	—	—	—

(Receive JPY ¥ / Pay S$)
Contract amount	45	—	—	—	—	—	45	—
Average Contractual Exchange Rate	0.01	—	—	—	—	—	—	—
The outstanding balance of the Company’s loans denominated in foreign currencies has changed continually as a result of repayments of the loans by the Company according to agreed-upon repayment schedules. The loans denominated in U.S. dollars decreased from RMB11.864 billion as of December 31, 2018 to RMB11.369 billion as of December 31, 2019. The loans denominated in Euros decreased from RMB171 million as of December 31, 2018 to RMB121 million as of December 31, 2019.
Interest rate risk
We are exposed to interest rate risk primarily resulting from fluctuations in interest rates on our debts. Upward fluctuations in interest rates increase the cost of new variable rate debts and the interest cost of outstanding floating rate borrowings.

In 2009, Tuas Power completed its refinancing, through which all of its outstanding loans denominated in U.S. dollars were refinanced through loans denominated in Singapore dollars, matching the functional currency of its operation. The loans borrowed by Tuas Power were denominated in Singapore dollars, and the majority of them are with floating interest rates, which subjects the finance cost of the Company to the fluctuation of market interest rates. In 2012 and 2013, TPG also entered into a number of floating-to-fixed interest rate swap agreements to hedge against the cash flow interest rate risk of the loan. According to these interest rate swap agreements, TPG agrees with the counterparty to settle the difference between fixed contract rates and floating rate interest amounts calculated by reference to the agreed notional amount semi-annually until 2020. The notional amount of the outstanding interest rate swap at December 31, 2019 was US$689 million.
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
(RMB expressed in millions, except interest rate and exchange rate)
	As of December 31, 2019
	Expected Maturity Date						Total	Fair Value
	2020	2021	2022	2023	2024	Thereafter
Debts
Shareholder’s, bank and other loans	85,777	29,747	19,963	11,532	18,228	35,895	201,142	200,192
Average interest rate	3.12	4.17	4.38	4.71	4.93	24.91	—	—

Short-term bonds	9,026	-	-	-	-	-	9,026	9,026
Average interest rate	2.0	-	-	-	-	-	—	—

Long-term bonds	2,800	11,993	6,501	-	1,493	8,500	31,287	31,637
Average interest rate	4.517	3.484	3.789	4.679	4.413	17.282	—	—

	As of December 31, 2019
	Notional Amount Expected Maturity Date						Total	Fair Value
	2020	2021	2022	2023	2024	Thereafter
Debts
Interest Rate Derivatives (S$)
Variable to Fixed	4,209	12	18	20	21	662	4,942	(163)
Average receive rate	1.52%	1.42%	1.41%	1.44%	1.48%	1.77%	1.61%	—
Average pay rate	2.84%	3.15%	3.15%	3.15%	3.15%	3.15%	2.84%	—

	As of December 31, 2018
	Expected Maturity Date						Total	Fair Value
	2019	2020	2021	2022	2023	Thereafter
Debts
Shareholder’s, bank and other loans	81,660	28,701	34,583	14,914	11,313	40,037	211,208	210,800
Average interest rate	4.594	4.611	4.672	4.726	4.789	4.789	—	—

Short-term bonds	11,541	—	—	—	—	—	11,541	11,541
Average interest rate	3.855	—	—	—	—	—	—	—

Long-term bonds	3,993	2,799	11,984	5,001	—	6,200	29,978	30,218
Average interest rate	4.643	4.604	4.670	4.654	—	4.654	—	—

	As of December 31, 2018
	Notional Amount Expected Maturity Date						Total	Fair Value
	2019	2020	2021	2022	2023	Thereafter
Debts
Interest Rate Derivatives (US$)
Variable to Fixed	988	—	—	—	—	—	988	(4)
Average receive rate	3.79%	—	—	—	—	—	—	—
Average pay rate	4.40%	—	—	—	—	—	—	—

Interest Rate Derivatives (S$)
Variable to Fixed	—	4,169	—	—	—	799	4,968	(145)
Average receive rate	—	1.93%	—	—	—	2.19%	—	—
Average pay rate	—	2.485%	—	—	—	3.153%	—	—

As of December 31, 2019, the Company’s loans denominated in foreign currency amounted to RMB24,643 million, most of which were denominated in U.S. dollars. In addition, SinoSing Power’s loans denominated in Singapore dollars amounted to RMB12,828 million as of December 31, 2019. Given the current market situation, it is less likely that the U.S. and other major economies would further increase interest rates due to expected slowdown of the global economy. As the debts denominated in other currencies represent a small percentage in our total debts, the change of interest rates of foreign currencies are not expected to have material effect on the Company. We will closely watch the changes in domestic and overseas capital markets, and maintain its good reputation on the capital markets, make reasonable financing arrangements, timely adjust our financing strategy, explore new financing methods, manage the exchange rate fluctuation risks, and strive to control financing costs.
Commodity price risk
We are exposed to fuel price risk on fuel purchases. SinoSing Power and its subsidiaries use fuel oil swap to hedge against such risk. The table below provides information about the fuel swap contracts that are sensitive to changes in fuel prices, including contract volumes, the weighted average contract prices, and the total contract amount by expected maturity dates.
(RMB expressed in millions, except interest rates and exchange rates)
	As of December 31, 2019
	Expected Maturity Date						Total	Fair Value
	2020	2021	2022	2023	2024	Thereafter
Fuel Swap contracts
Contract Volumes (MT)	957,440	330,900	54,480	—	—	—	1,342,820	—
Weighted Average Price (US$/MT)	308,352	314,377	319,159	—	—	—	—	—
Contract Amount (RMB million)	2,057	725	121	—	—	—	2,903	(164)
Contract Volumes (BBL)	134,380	—	—	—	—	—	134,380	—

	As of December 31, 2019
	Expected Maturity Date						Total	Fair Value
	2020	2021	2022	2023	2024	Thereafter
Weighted Average Price (US$/BBL)	61.77	—	—	—	—	—	—	—
Contract Amount (RMB million)	58	—	—	—	—	—	58	5

	As of December 31, 2018
	Expected Maturity Date						Total	Fair Value
	2019	2020	2021	2022	2023	Thereafter
Fuel Swap contracts
Contract Volumes (MT)	436,220	280,610	175,040	—	—	—	891,870	—
Weighted Average Price (US$/MT)	384.88	345.70	350.38	—	—	—	—	—
Contract Amount (RMB million)	1,147	663	419	—	—	—	2,229	(335)
Contract Volumes (BBL)	175,000	—	—	—	—	—	175,000	—
Weighted Average Price (US$/BBL)	64.62	—	—	—	—	—	—	—
Contract Amount (RMB million)	77	—	—	—	—	—	77	(14)

For other detailed information of the market risk, please refer to the Note 3(a)(i) to the “Financial Statements.”
ITEM 12  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A.	Debt Securities
Not applicable.
B.	Warrants and Rights
Not applicable.
C.	Other Securities
Not applicable.
D.	American Depositary Shares
Depositary Fees and Charges
Under the terms of the Deposit Agreement for Huaneng Power International, Inc.’s American Depositary Shares (ADSs), an ADS holder may have to pay the following services fees to the Depositary:
Services	Fees
Issuance of ADSs	$5.00 (or less) per 100 ADSs (or portion of 100 ADSs) issued
Cancellation of ADSs	$5.00 (or less) per 100 ADSs (or portion of 100 ADSs) canceled
Distribution of cash dividends or other cash distributions	$2.00 (or less) per 100 ADSs (or portion of 100 ADSs) held
Distribution of ADSs pursuant to stock dividends, free stock distributions or exercises	$5.00 (or less) per 100 ADSs (or portion of 100 ADSs) of rights held
Distribution of securities other than ADSs or rights to purchase additional ADSs	$5.00 (or less) per 100 ADSs (or portion of 100 ADSs) held

An ADS holder will also be responsible to pay certain fees and expenses incurred by the Depositary and certain taxes and governmental charges such as:
•	taxes and other governmental charges;
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

Depositary Payments for the Year 2019
In 2019, we received the payment of US$38,500.54 (inclusive of withholding tax) from the Bank of New York Mellon, the Depositary for our ADR program, for the reimbursement of our expenses related to investors’ relation activities and training activities.

PART II
ITEM 13  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
ITEM 15  CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
Our management, with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of December 31, 2019 (the “Evaluation Date”), the end of the fiscal year covered by this annual report. Based on this evaluation, our principal executive officer and principal financial officer have concluded that, as of the Evaluation Date, our disclosure controls and procedures were effective.
Management’s Report on Internal Control over Financial Reporting
According to Sarbanes-Oxley Act Section 404, our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in the Exchange Act Rules 13a-15(f). The Company conducted an evaluation of the effectiveness of the design and implementation of our internal control over financial reporting based upon the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as of the end of the period covered by this annual report. The evaluation is conducted under the supervision and with the participation of our management including principal executive officer and principal financial officer of the Company.  Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2019. The effectiveness of the Company’s internal control over financial reporting as of December 31, 2019 has been audited by Ernst & Young Hua Ming LLP, an independent registered public accounting firm, as stated in their report, which appears on page F-6 of this annual report on Form 20-F.
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
Changes in Internal Control over Financial Reporting
During the year ended December 31, 2019, no changes occurred in our internal controls over financial reporting that materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.
ITEM 16 RESERVED
ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT
The Board of Directors has determined that Mr. Yue Heng and Mr. Zhang Xianzhi qualify as Audit Committee Financial Experts in accordance with the terms of Item 16A of Form 20-F. See “Item 6 Directors, Senior Management and Employees – A. Directors, members of the supervisory committee and senior management.”

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
ITEM 16C  PRINCIPAL ACCOUNTANT FEES AND SERVICES
Ernst & Young Hua Ming LLP has served as our independent registered public accounting firm for the fiscal year ended December 31, 2019, for which audited consolidated financial statements appear in this annual report on Form 20-F.
(RMB million)	For the Year Ended December 31, 2019
Audit fees	26.50
Audit-related fees	2.19
Tax fees	-
All other fees	0.67
Total	29.36
KPMG Huazhen LLP has served as our independent registered public accounting firm for the fiscal year ended December 31, 2018, for which audited consolidated financial statements appear in this annual report on Form 20-F.
The following table shows information about fees payable by us to KPMG Huazhen LLP in 2018.
(RMB million)	For the Year Ended December 31, 2018
Audit fees	45.5
Audit-related fees	1.6
Tax fees	0.3
All other fees	1.9
Total	49.3

Tax Fees
Services provided primarily consist of permissible tax compliance services.
Audit-related Fees
Audit-related services include those other assurances and related services provided by auditors, but not restricted to those that can only reasonably be provided by the external auditors signing the auditors’ report, that are reasonably related to the performance of the audit or review of the Company’s financial statements. The audit-related fees in 2019 were related to acquisition audits and audit service for oversea subsidiaries. The audit-related fees in 2018 were related to acquisition audits.

All Other Fees
Other fees include services provided for other permissible services including bond offering services and general training service.
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
For 2019, all of the services provided by Ernst & Young Hua Ming LLP were pre-approved by the Audit Committee.
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

To empower non-management directors to serve as a more effective check on management, the non-management directors of each listed company must	No similar requirements.

NYSE corporate governance rules	Corporate governance rules applicable to the domestically listed companies in China and the Company’s governance practices
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

Audit Committee
Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 of Exchange Act. It must have a minimum of three members, and all audit committee members must satisfy the requirements for independence set forth in Section 303A.02 of NYSE Corporate Governance Rules as well as the requirements of Rule 10A-3 (b)(1) of the Exchange Act.

The board of directors of a domestically listed company must establish an audit committee composed entirely of directors, of which the independent directors are the majority and act as the convener, and the convener shall be an accounting professional.

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

The relevant regulations of China provide that the shareholders’ meeting shall approve the compensation of the directors and supervisors. The compensation plan of executive officers shall be approved by the board and announced at the shareholders’ meeting and disclosed to the public.

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
No similar requirements.

ITEM 16H  MINE SAFETY DISCLOSURE
Not applicable.
ITEM 17  FINANCIAL STATEMENTS
Not applicable.
ITEM 18  FINANCIAL STATEMENTS
See page F-1 through F-144 following Item 19.
ITEM 19  EXHIBITS
1.1*	Articles of Association amended and adopted by the Shareholders’ meeting in June 2019, incorporated by reference to Part 2 of current report on Form 6-K furnished to the SEC on June 14, 2019.

2.1*	Description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934
3.1
Shareholders’ Agreement dated May 31, 1994, incorporated by reference to Exhibit 9.1 of our Registration Statement on Form F-1, filed with the SEC on August 24, 1994. Amendment to Shareholders’ Agreement dated May 12, 2006, incorporated by reference to Exhibit 3.1 of our annual report on Form 20-F for the year ended December 31, 2006, filed with the SEC on April 16, 2007.

8*	A list of subsidiaries.
12.1*	Certifications of Principal Executive Officer pursuant to Rule 13a-14(a) promulgated under the U.S. Securities Exchange Act of 1934.
12.2*	Certifications of Principal Financial Officer pursuant to Rule 13a-14(a) promulgated under the U.S. Securities Exchange Act of 1934.
13.1**	Certification pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS*	XBRL Instance Document.
101.SCH*	XBRL Taxonomy Extension Schema Document.
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document.
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

*	Filed herewith
** Furnished herewith

HUANENG POWER INTERNATIONAL, INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firms	F1 - F7
Consolidated Statement of Comprehensive Income for the Years Ended December 31, 2017, 2018 and 2019	F8 - F9
Consolidated Statement of Financial Position as of December 31, 2018 and 2019	F10 - F12
Consolidated Statement of Changes in Equity for the Years Ended December 31, 2017, 2018 and 2019	F13 - F15
Consolidated Statement of Cash Flows for the Years Ended December 31, 2017, 2018 and 2019	F16 - F18
Notes to Consolidated Financial Statements	F19 - F173

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Huaneng Power International, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Huaneng Power International, Inc. (the "Group") as of 31 December 2019, and the related consolidated statement of comprehensive income, changes in equity and cash flows for the year ended 31 December 2019, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group at 31 December 2019, and the results of its operations and its cash flows for the year ended 31 December 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB”), the Group’s internal control over financial reporting as of 31 December 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 20, 2020 expressed an unqualified opinion thereon.

Adoption of New Accounting Standards

As discussed in Note 2 (b) (i) to the consolidated financial statements, the Group changed its method for accounting for leases using a modified retrospective approach during the year ended 31 December 2019.

Basis for Opinion

These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment of property, plant and equipment
Description of the Matter
At 31 December 2019, the Group held property, plant and equipment (“PPE”) in the amount of RMB285,623 million. As described in Notes 2(l), 4(e) and 7 to the consolidated financial statements, the Group is required to review PPE for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable.

Management performed an impairment assessment on such PPE by determining the recoverable amounts of the cash generating units (“CGUs”) that the PPE are allocated to. As a result of the impairment assessment, impairment losses of RMB5,720 million were recognised during the year ended 31 December 2019.

Auditing management’s impairment assessment of PPE was complex due to the significant estimates and judgments involved in the projections of future cash flows, including the future sales volumes, fuel prices and discount rates applied to these forecasted future cash flows. These estimates and judgments may be significantly affected by unexpected changes in future market or economic conditions.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the PPE impairment assessment process including tests of controls over management’s review of the significant assumptions used in the impairment assessment.

Among other audit procedures performed, we compared the methodology used by the Group, that is, recoverable amount calculations based on future discounted cash flows, to industry practice and tested the completeness and accuracy of the underlying data used in the projections. We also assessed the significant assumptions used in the calculations, which included, amongst others, the future sales volumes, fuel prices, and discount rates, by comparing them to external industry outlook reports and analysing the historical accuracy of management’s estimates. In addition, we involved our valuation specialists to assist us with assessing the valuation methodologies and the assumptions used, including the discount rates.

We evaluated the sensitivity of the significant assumptions described above by assessing the changes to the recoverable amounts of the CGUs resulting from changes in these assumptions, both individually and in the aggregate.

We also assessed the adequacy of the Group’s disclosures included in Note 7 to the consolidated financial statements regarding the impairment assessment.

Impairment of goodwill
Description of the Matter
At 31 December 2019, the Group’s goodwill was RMB15,935 million. As described in Notes 2(k), 2(l), 4(a) and 15 to the consolidated financial statements, the Group is required to, at least annually, perform impairment assessments of goodwill. For the purpose of performing impairment assessments, goodwill was allocated to CGUs. A goodwill impairment loss is recognised if the carrying amount of the CGU exceeds its recoverable amount. As a result of the impairment assessment, there is no goodwill impairment loss during the year ended 31 December 2019.

Auditing management’s annual goodwill impairment assessment was complex because the determination of the recoverable amount of the underlying CGUs involved significant estimates and judgments, including the future sales volumes, fuel prices, gross margin, and terminal growth rate used to estimate future cash flows and discount rates applied to these forecasted future cash flows of the underlying CGUs. These estimates and judgments may be significantly affected by unexpected changes in future market or economic conditions.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the impairment assessment process, including testing controls over management’s review of the key assumptions used in the goodwill impairment assessment.

Among other audit procedures performed, we compared the methodology used by the Group, that is, recoverable amount calculations based on future discounted cash flows, to industry practice, and tested the completeness and accuracy of the underlying data used in the forecast. We evaluated management’s key assumptions used in the calculations, which included, amongst others, the future sales volumes, fuel prices, gross margin, terminal growth rate, and discount rates, by comparing them to external industry outlook reports and analysing the historical accuracy of management’s estimates. In addition, we involved our valuation specialists to assist us with assessing the valuation methodologies and the assumptions used, including the discount rates.

We evaluated the sensitivity of the key assumptions described above by assessing the changes to the recoverable amounts of the CGUs resulting from changes in these assumptions, both individually and in the aggregate.

We also assessed the adequacy of the Group’s disclosures included in Note 15 to the consolidated financial statements regarding the impairment assessment.

Recognition of deferred tax assets
Description of the Matter
At 31 December 2019, the Group recognised deferred tax assets on deductible temporary differences and tax losses carried forward of RMB2,160 million. At 31 December 2019, the Group did not recognise deferred tax assets related to deductible temporary differences of RMB9,833 million and unused tax losses of RMB10,505 million. As described in Notes 2(w)(iii), 4(g) and 33 to the consolidated financial statements, the Group recognised deferred tax assets to the extent that it is probable that future taxable profits and taxable temporary differences will be available to utilise the deferred tax assets.

Auditing management’s recognition of deferred tax assets is complex because it requires significant estimation and judgment, and it involves significant assumptions, including future taxable profits, future tax rates, the reversal of deductible and taxable temporary differences, and the possible utilisation of losses carried forward that could be significantly affected by unexpected changes in tax law framework and future market or economic conditions.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the recognition of deferred tax assets, including testing controls over management’s review of the significant assumptions used in the taxable profit forecast.

Among other audit procedures performed, we compared the future tax rates, nature of the deductible and taxable temporary differences, and the possible utilisation of losses carried forward, with the tax law framework. We recalculated the Group’s utilisation of losses carried forward and deductible temporary differences used in management’s calculation to determine whether the amounts exceed the taxable profit and taxable temporary differences for the respective year.

Further, we evaluated management’s significant assumptions in determining the future available taxable profits, for example, the future sales volumes, and fuel prices, by comparing them with the market trend forecasted by external industry analysts and analysing the historical accuracy of management’s estimates. We also tested the completeness and accuracy of the underlying data used in the taxable profit forecast, and agreed management’s assumptions described above to the assumptions that management used to perform the impairment assessment of property, plant and equipment, and goodwill.

In addition, we involved our tax professionals to assist us in evaluating the technical merits from a tax perspective of management’s analysis.

We also assessed the adequacy of the Group’s disclosures included in Note 33 to the consolidated financial statements regarding the deferred tax assets recognised.

/s/ Ernst & Young Hua Ming LLP

We have served as the Group’s auditor since 2019.

Beijing, the People’s Republic of China
April 20, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Huaneng Power International, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Huaneng Power International, Inc.’s internal control over financial reporting as of 31 December 2019, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the "COSO criteria”). In our opinion, Huaneng Power International, Inc. (the “Group”) maintained, in all material respects, effective internal control over financial reporting as of 31 December 2019, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB”), the consolidated statement of financial position of the Group as of 31 December 2019, and the related consolidated statement of comprehensive income, changes in equity and cash flows for the year ended 31 December 2019, and the related notes and our report dated April 20, 2020 expressed an unqualified opinion thereon.

Basis for Opinion

The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

/s/ Ernst & Young Hua Ming LLP

Beijing, the People’s Republic of China
April 20, 2020

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
Huaneng Power International, Inc.:

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statement of financial position of Huaneng Power International, Inc. and its subsidiaries (the “Company”) as of December 31, 2018, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2018, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for each of the years in the two-year ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ KPMG Huazhen LLP

We served as the Company’s auditor from 2012 to 2019.

Beijing, China
April 16, 2019

Huaneng Power International, Inc.
Consolidated Statements of Comprehensive Income
For the years ended 31 December 2019, 2018 and 2017
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB, except per share data)

		For the year ended 31 December
	Note	2019	2018	2017
		RMB	RMB	RMB
Operating revenue	5	174,009,401	169,550,624	152,459,444
Tax and levies on operations		(1,832,975)	(1,788,998)	(1,376,312)
Operating expenses
Fuel	6	(97,686,799)	(105,736,173)	(92,737,304)
Maintenance		(4,606,171)	(4,393,335)	(4,347,723)
Depreciation	6	(21,864,903)	(20,466,423)	(20,180,830)
Labor	39	(13,514,752)	(11,845,280)	(10,590,084)
Service fees on transmission and transformer facilities of HIPDC		(95,067)	(96,721)	(95,894)
Purchase of electricity		(5,151,578)	(4,678,431)	(3,787,032)
Others	6	(16,879,425)	(10,430,998)	(10,160,875)
Total operating expenses		(159,798,695)	(157,647,361)	(141,899,742)
Profit from operations		12,377,731	10,114,265	9,183,390
Interest income		264,554	234,604	198,906
Financial expenses, net
Interest expense	6	(10,762,718)	(10,486,412)	(9,749,004)
Exchange (loss)/gain and bank charges, net		(210,422)	(160,899)	144,359
Total financial expenses, net		(10,973,140)	(10,647,311)	(9,604,645)
Share of profits less losses of associates and joint ventures	8	1,185,622	1,823,415	425,215
Gain on fair value changes of financial assets/liabilities	6	36,667	726,843	856,786
Other investment income/(loss)	6	228,026	(278,669)	1,742,081
Profit before income tax expense	6	3,119,460	1,973,147	2,801,733
Income tax expense	34	(2,011,255)	(643,173)	(1,217,526)
Net profit		1,108,205	1,329,974	1,584,207

The accompanying notes are an integral part of these financial statements.

		For the year ended 31 December
	Note	2019	2018	2017
		RMB	RMB	RMB
Other comprehensive (loss)/income, net of tax
Items that will not be reclassified to profit or loss:
Fair value changes of other equity instrument investments		(61,652)	1,381	-
Share of other comprehensive income/(loss) of joint ventures and associates		367,528	(18,858)	-
Income tax effect		15,413	(345)	-
Items that may be reclassified subsequently to profit or loss:
Fair value changes of available-for-sale financial assets		-	-	375,692
Gain on disposal of available-for-sale financial assets reclassified to profit or loss		-	-	(1,581,994)
Share of other comprehensive income/(loss) of joint ventures and associates		1,168	(241,587)	121,208
Cash flow hedges:
Effective portion of changes in fair value of hedging instruments arising during the year		264,691	(167,647)	85,558
Reclassification adjustments for gains included in the consolidated statement of profit or loss		(119,793)	(436,846)	(5,241)
Exchange differences on translation of foreign operations		128,494	343,702	84,418
Income tax effect		(24,962)	101,311	335,145
Other comprehensive income/(loss), net of tax		570,887	(418,889)	(585,214)
Total comprehensive income		1,679,092	911,085	998,993
Net profit attributable to:
- Equity holders of the Company		766,345	734,435	1,579,836
- Non-controlling interests		341,860	595,539	4,371
		1,108,205	1,329,974	1,584,207
Total comprehensive income attributable to:
- Equity holders of the Company		1,498,013	340,101	1,023,118
- Non-controlling interests		181,079	570,984	(24,125)
		1,679,092	911,085	998,993
Earnings per share attributable to the shareholders of the Company (expressed in RMB per share)
- Basic and diluted	35	0.01	0.03	0.10

The accompanying notes are an integral part of these financial statements.

Huaneng Power International, Inc.
Consolidated Statements of Financial Position
As at 31 December 2019 and 2018
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB)

		As at 31 December
	Note	2019	2018
ASSETS
Non-current assets
Property, plant and equipment	7	285,622,907	282,061,272
Right-of-use assets	43	17,168,072	–
Investments in associates and joint ventures	8	20,783,259	19,553,964
Investment properties		671,710	232,554
Other equity instrument investments	10	779,218	2,083,419
Land use rights	11	–	11,450,034
Power generation licenses	12	4,149,468	4,014,972
Mining rights	13	1,577,505	1,511,186
Deferred income tax assets	32	2,160,187	2,282,585
Derivative financial assets	14	16,376	5,970
Goodwill	15	15,934,955	15,572,227
Other non-current assets	16	18,605,005	19,336,059
Total non-current assets		367,468,662	358,104,242
Current assets
Inventories	17	8,883,183	9,543,691
Other receivables and assets	18	6,217,763	6,455,911
Accounts receivable	19	32,268,939	29,278,938
Contract assets	5(c)	30,466	11,058
Derivative financial assets	14	74,911	28,735
Bank balances and cash	36	13,306,139	15,832,788
		60,781,401	61,151,121
Assets held for sale	20	-	647,948
Total current assets		60,781,401	61,799,069
Total assets		428,250,063	419,903,311

The accompanying notes are an integral part of these financial statements.

		As at 31 December
	Note	2019	2018
EQUITY AND LIABILITIES
Capital and reserves attributable to equity holders of the Company
Share capital	21	15,698,093	15,698,093
Other equity instruments	22	25,127,821	10,077,396
Capital surplus		26,215,137	26,194,931
Surplus reserves	23	8,140,030	8,140,030
Currency translation differences		(54,812)	(340,337)
Retained earnings		33,677,466	34,665,305
		108,803,735	94,435,418
Non-controlling interests	42	21,575,311	21,686,252
Total equity		130,379,046	116,121,670
Non-current liabilities
Long-term loans	25	115,364,598	129,548,161
Long-term bonds	26	28,487,115	25,984,663
Lease liabilities	43	4,279,925	-
Deferred income tax liabilities	32	3,137,791	3,866,159
Derivative financial liabilities	14	200,408	231,308
Other non-current liabilities	27	4,780,770	5,945,136
Total non-current liabilities		156,250,607	165,575,427

The accompanying notes are an integral part of these financial statements.

		As at 31 December
	Note	2019	2018
EQUITY AND LIABILITIES (Continued)
Current liabilities
Accounts payable and other liabilities	28	37,270,081	35,138,680
Contract liabilities	5(c)	2,706,529	1,976,647
Taxes payable	29	2,101,617	1,474,437
Dividends payable		1,191,036	1,267,833
Derivative financial liabilities	14	250,300	313,984
Short-term bonds	30	9,025,535	11,541,454
Short-term loans	31	67,119,368	61,038,772
Current portion of long-term loans	25	18,658,114	20,620,849
Current portion of long-term bonds	26	2,799,808	3,993,479
Current portion of lease liabilities	43	432,745	-
Current portion of other non-current liabilities	27	65,277	475,646
		141,620,410	137,841,781
Liabilities held for sale	20	-	364,433
Total current liabilities		141,620,410	138,206,214
Total liabilities		297,871,017	303,781,641
Total equity and liabilities		428,250,063	419,903,311

These financial statements were approved for issue by the Board of Directors on 31 March 2020 and were signed on its behalf.

Zhao Keyu	Huang Jian
Director	Director

The notes are an integral part of these consolidated financial statements.

Huaneng Power International, Inc.
Consolidated Statements of Changes in Equity
For the years ended 31 December 2019, 2018 and 2017
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB)

		Attributable to equity holders of the Company
				Capital surplus
	Share capital	Other equity instruments	Share premium	Hedging reserve	Fair value Reserve of financial assets at fair value through other comprehensive income	Other reserve in other comprehensive income	Other capital reserve	Subtotal	Surplus reserve	Currency translation differences	Retained earnings	Total	Non- controlling interests	Total equity
Balance as at 31 December 2018	15,698,093	10,077,396	24,770,682	(430,896)	926,804	(102,730)	1,031,071	26,194,931	8,140,030	(340,337)	34,665,305	94,435,418	21,686,252	116,121,670
Profit for the year ended 31 December 2019	-	685,922	-	-	-	-	-	-	-	-	80,423	766,345	341,860	1,108,205
Other comprehensive income/(loss):
Fair value changes of other equity investment instruments -net of tax	-	-	-	-	(55,200)	-	-	(55,200)	-	-	-	(55,200)	8,961	(46,239)
Shares of other comprehensive income of investees – accounted for under the equity method, net of tax	-	-	-	-	367,528	1,168	-	368,696	-	-	-	368,696	-	368,696
Changes in fair value of effective portion and reclassification of cash flow hedges, net of tax	-	-	-	132,647	-	-	-	132,647	-	-	-	132,647	(12,711)	119,936
Currency translation differences	-	-	-	-	-	-	-	-	-	285,525	-	285,525	(157,031)	128,494
Total comprehensive income/(loss) for the year ended 31 December 2019	-	685,922	-	132,647	312,328	1,168	-	446,143	-	285,525	80,423	1,498,013	181,079	1,679,092
Issue of other equity instruments (Note 22)	-	14,982,165	-	-	-	-	-	-	-	-	-	14,982,165	-	14,982,165
Dividends relating to 2018 (Note 24)	-	-	-	-	-	-	-	-	-	-	(1,569,809)	(1,569,809)	(1,359,777)	(2,929,586)
Cumulative distribution of other equity instruments (Note 22)	-	(617,662)	-	-	-	-	-	-	-	-	-	(617,662)	-	(617,662)
Net capital injection from non-controlling interests of subsidiaries	-	-	-	-	-	-	96,036	96,036	-	-	-	96,036	1,018,048	1,114,084
Acquisition of non-controlling interests of subsidiaries	-	-	-	-	-	-	(20,426)	(20,426)	-	-	-	(20,426)	13,624	(6,802)
Disposal	-	-	-	-	-	-	-	-	-	-	-	-	36,040	36,040
Deregistration	-	-	-	-	-	-	-	-	-	-	-	-	45	45
Disposal of equity instrument at fair value through other comprehensive income (Note 10)	-	-	-	-	(501,547)	-	-	(501,547)	-	-	501,547	-	-	-
Balance as at 31 December 2019	15,698,093	25,127,821	24,770,682	(298,249)	737,585	(101,562)	1,106,681	26,215,137	8,140,030	(54,812)	33,677,466	108,803,735	21,575,311	130,379,046

The notes are an integral part of these consolidated financial statements.

		Attributable to equity holders of the Company
				Capital surplus
	Share capital	Other equity instruments	Share premium	Hedging reserve	Fair value Reserve(non-recycling)	Other reserve in other comprehensive income	Other capital reserve	Subtotal	Surplus reserve	Currency Translation differences	Retained earnings	Total	Non- Controlling interests	Total equity
Balance as at 31 December 2017	15,200,383	5,068,550	22,250,503	38,769	-	713,514	1,111,614	24,114,400	8,140,030	(675,054)	35,793,257	87,641,566	19,973,038	107,614,604
Impact on initial application of IFRS 9	-	-	-	-	944,603	(574,657)	-	369,946	-	-	-	369,946	-	369,946
Balance as at 1 January 2018	15,200,383	5,068,550	22,250,503	38,769	944,603	138,857	1,111,614	24,484,346	8,140,030	(675,054)	35,793,257	88,011,512	19,973,038	107,984,550
Profit for the year ended 31 December 2018	-	342,349	-	-	-	-	-	-	-	-	392,086	734,435	595,539	1,329,974
Other comprehensive income/(loss):
Fair value changes of other equity investment instruments, net of tax	-	-	-	-	1,059	-	-	1,059	-	-	-	1,059	(23)	1,036
Shares of other comprehensive income of investees – accounted for under the equity method, net of tax	-	-	-	-	(18,858)	(241,587)	-	(260,445)	-	-	-	(260,445)	-	(260,445)
Changes in fair value of effective portion and reclassification of cash flow hedges, net of tax	-	-	-	(469,665)	-	-	-	(469,665)	-	-	-	(469,665)	(33,517)	(503,182)
Currency translation differences	-	-	-	-	-	-	-	-	-	334,717	-	334,717	8,985	343,702
Total comprehensive income/(loss) for the year ended 31 December 2018	-	342,349	-	(469,665)	(17,799)	(241,587)	-	(729,051)	-	334,717	392,086	340,101	570,984	911,085
Business combination	-	-	-	-	-	-	-	-	-	-	-	-	1,590,753	1,590,753
Issue of new A shares, net of issue expenses	497,710	-	2,747,620	-	-	-	-	2,747,620	-	-	-	3,245,330	-	3,245,330
Issue of other equity instruments	-	5,000,000	-	-	-	-	-	-	-	-	-	5,000,000	-	5,000,000
Dividends relating to 2017	-	-	-	-	-	-	-	-	-	-	(1,520,038)	(1,520,038)	(797,858)	(2,317,896)
Cumulative distribution of other equity instruments	-	(333,503)	-	-	-	-	-	-	-	-	-	(333,503)	-	(333,503)
Net capital injection from non-controlling interests of subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	726,531	726,531
Acquisition of non-controlling interests of subsidiaries	-	-	(227,441)	-	-	-	-	(227,441)	-	-	-	(227,441)	(377,196)	(604,637)
Share of other capital reserve of investees accounted for under the equity metnod	-	-	-	-	-	-	(80,543)	(80,543)	-	-	-	(80,543)	-	(80,543)
Balance as at 31 December 2018	15,698,093	10,077,396	24,770,682	(430,896)	926,804	(102,730)	1,031,071	26,194,931	8,140,030	(340,337)	34,665,305	94,435,418	21,686,252	116,121,670

The notes are an integral part of these consolidated financial statements.

	Attributable to equity holders of the Company
			Capital surplus
	Share capital	Other equity instruments	Share premium	Hedging reserve	Available-for-sale financial assets revaluation reserve	Other capital reserve	Subtotal	Surplus reserve	Currency translation differences	Retained earnings	Total	Non-controlling interests	Total equity
Balance as at 1 January 2017	15,200,383	-	22,226,889	(24,084)	1,445,912	1,111,614	24,760,331	8,140,030	(787,881)	38,690,132	86,002,995	16,183,742	102,186,737
Profit for the year ended 31 December 2017	-	68,600	-	-	-	-	-	-	-	1,511,236	1,579,836	4,371	1,584,207
Other comprehensive income/(loss):
Fair value changes of available-for-sale financial assets - gross	-	-	-	-	375,742	-	375,742	-	-	-	375,742	(50)	375,692
Gain on disposal of available-for-sale financial assets reclassified to profit or loss-gross	-	-	-	-	(1,581,994)	-	(1,581,994)	-	-	-	(1,581,994)	-	(1,581,994)
Fair value changes of and gain on disposal of available-for-sale financial assets - tax	-	-	-	-	352,646	-	352,646	-	-	-	352,646	(37)	352,609
Shares of other comprehensive income of investees – accounted for under the equity method – net of tax	-	-	-	-	121,208	-	121,208	-	-	-	121,208	-	121,208
Changes in fair value of effective portion and reclassification of cash flow hedges, net of tax	-	-	-	62,853	-	-	62,853	-	-	-	62,853	-	62,853
Currency translation differences	-	-	-	-	-	-	-	-	112,827	-	112,827	(28,409)	84,418
Total comprehensive income/(loss) for the year ended 31 December 2017	-	68,600	-	62,853	(732,398)	-	(669,545)	-	112,827	1,511,236	1,023,118	(24,125)	998,993
Business combination	-	-	-	-	-	-	-	-	-	-	-	6,292,577	6,292,577
Issue of perpetual corporate bonds	-	4,999,950	-	-	-	-	-	-	-	-	4,999,950	-	4,999,950
Dividends relating to 2016	-	-	-	-	-	-	-	-	-	(4,408,111)	(4,408,111)	(2,344,391)	(6,752,502)
Net capital injection from non-controlling interests of subsidiaries	-	-	-	-	-	-	-	-	-	-	-	846,847	846,847
Disposal of non-controlling interests of a subsidiary	-	-	28,054	-	-	-	28,054	-	-	-	28,054	(28,054)	-
Acquisition of non-controlling interests of a subsidiary	-	-	(4,440)	-	-	-	(4,440)	-	-	-	(4,440)	(86,699)	(91,139)
Disposal of subsidiaries	-	-	-	-	-	-	-	-	-	-	-	(866,859)	(866,859)
Balance as at 31 December 2017	15,200,383	5,068,550	22,250,503	38,769	713,514	1,111,614	24,114,400	8,140,030	(675,054)	35,793,257	87,641,566	19,973,038	107,614,604

The accompanying notes are an integral part of these financial statements.

Huaneng Power International, Inc.
Consolidated Statements of Cash Flows
For the years ended 31 December 2019, 2018 and 2017
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB)

		For the year ended 31 December
	Note	2019	2018	2017
		RMB	RMB	RMB
OPERATING ACTIVITIES
Profit before income tax expense		3,119,460	1,973,147	2,801,733
Adjustments to reconcile profit before income tax expense to net cash provided by operating activities:
Depreciation	6	21,130,076	20,466,423	20,180,830
Depreciation of right-of-use assets	6	734,827	-	-
Provision for impairment loss on property, plant and equipment	6	5,719,990	989,778	1,046,195
Provision for impairment on goodwill	6	-	409,371	-
Provision for impairment on mining rights	6	-	135,085	-
Provision for impairment on land use rights	6	-	-	108,590
Provision for impairment on other non-current assets	6	464,867	8,432	5,008
Amortization of land use rights	6	-	344,068	341,125
Amortization of other non-current assets	6	101,902	105,623	113,878
Recognition of provision for loss allowance	6	74,557	40,967	27,682
Recognition/(reversal) of provision for inventory obsolescence	6	22,453	253,816	(263)
Gain on fair value changes of financial assets/liabilities	6	(36,667)	(726,843)	(856,786)
Other investment loss/(income)		59,996	278,669	(1,742,081)
Net (gain)/loss on disposals of non-current assets	6	(69,449)	(47,005)	616,456
Net gain on disposal of subsidiaries	6	(256,009)	-	-
Unrealized exchange loss/(gain), net		113,850	103,888	(157,056)
Share of profits less losses of associates and joint ventures		(1,185,622)	(1,823,415)	(425,215)
Interest income		(264,554)	(234,604)	(198,906)
Interest expense	6	10,762,718	10,486,412	9,749,004
Others		(364,033)	(197,393)	172,264
Changes in working capital:
Inventories		638,055	(1,996,075)	714,045
Other receivables and assets		82,840	(150,782)	(199,023)
Accounts receivable		(3,442,544)	(3,273,058)	(6,201,149)
Contract assets		(19,408)	(11,058)	-
Restricted cash		(141,271)	(347,777)	9,670
Accounts payable and other liabilities		(520,570)	349,703	2,414,376
Contract liabilities		730,356	471,721	-
Taxes payable		1,740,068	2,565,786	2,543,863
Interest received		264,554	173,986	136,134
Income tax paid		(2,136,249)	(1,620,887)	(2,003,011)
Net cash provided by operating activities		37,324,193	28,727,978	29,197,363

The accompanying notes are an integral part of these financial statements.

		For the year ended 31 December
	Note	2019	2018	2017
		RMB	RMB	RMB
INVESTING ACTIVITIES
Payment for the purchase of property, plant and equipment		(31,382,657)	(20,613,314)	(25,798,009)
Proceeds from disposal of property, plant and equipment, land use rights and other non-current assets		464,542	127,182	286,609
Prepayments of land use rights		-	(94,684)	(213,928)
Payment for the purchase of other non-current assets		(113,124)	30,107	(33,498)
Cash dividends received		668,906	618,592	1,419,380
Capital injection for investments in associates and joint ventures		(313,197)	(463,259)	(301,916)
Cash paid for acquiring available-for-sale financial assets		-	-	(5,600)
Cash paid for acquiring other equity instrument investments		(7,450)	(450)	-
Cash paid for acquiring a subsidiary, net of cash acquired	41	(71,696)	(674,845)	(10,817,107)
Cash received from disposal of a subsidiary, net of cash of the subsidiaries		-	-	530,437
Cash received from disposal of other equity instrument investments		1,250,000	-	-
Cash received from disposal of available-for-sale financial assets		-	-	2,186,758
Net outflow of cash and cash equivalents in respect of the disposal of subsidiaries		(29,350)	-	-
Others		500,041	694,789	998,049
Net cash used in investing activities		(29,033,985)	(20,375,882)	(31,748,825)

The accompanying notes are an integral part of these financial statements.

		For the year ended 31 December
	Note	2019	2018	2017
		RMB	RMB	RMB
FINANCING ACTIVITIES
Issuance of short-term bonds		30,000,000	40,000,000	30,988,679
Repayments of short-term bonds		(32,500,000)	(39,500,000)	(47,000,000)
Proceeds from short-term loans		92,890,098	77,005,025	107,564,128
Repayments of short-term loans		(87,001,921)	(98,345,708)	(96,378,054)
Proceeds from long-term loans		27,408,223	48,859,376	32,706,327
Repayments of long-term loans		(43,915,444)	(34,269,623)	(17,390,982)
Issuance of long-term bonds		5,300,000	13,999,807	7,800,000
Repayments of long-term bonds		(4,000,000)	(4,000,000)	(3,300,000)
Interest paid		(11,641,439)	(10,987,871)	(10,080,102)
Net proceeds from the issuance of new shares		-	3,245,330	-
Net proceeds from the issuance of other equity instruments		14,982,165	5,000,000	4,999,950
Net capital injection from non-controlling interests of subsidiaries		1,016,150	725,683	838,084
Dividends paid to shareholders of the Company		(1,569,809)	(1,520,038)	(4,352,973)
Dividends paid to non-controlling interests of subsidiaries		(1,436,574)	(1,265,451)	(2,184,145)
Government grants		-	-	590,629
Lease payments/finance lease rental payments		(488,015)	(637,026)	(695,019)
Cash paid for acquisition of non-controlling interests of a subsidiary		(6,802)	-	-
Others		(364,815)	(552,574)	(93,342)
Net cash (used in)/generated from financing activities		(11,328,183)	(2,243,070)	4,013,180
Effect of exchange rate fluctuations on cash held		63,551	26,266	10,171
NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS		(2,974,424)	6,135,292	1,471,889
Cash and cash equivalents as at beginning of the year		15,417,682	9,282,390	7,810,501
CASH AND CASH EQUIVALENTS AS AT END OF THE YEAR	36	12,443,258	15,417,682	9,282,390
The accompanying notes are an integral part of these financial statements.

Huaneng Power International, Inc.
Notes to the Financial Statements
For the years ended 31 December 2019, 2018 and 2017
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

1	Company organization and principal activities

Huaneng Power International, Inc. (the “Company”) was incorporated in the People’s Republic of China (the “PRC”) as a Sino-foreign joint stock limited company on 30 June 1994. The registered address of the Company is Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the PRC. The Company and its subsidiaries (collectively, the “Group”) are principally engaged in the generation and sale of electric power to the respective regional or provincial grid companies in the PRC, Republic of Singapore (“Singapore”) and Islamic Republic of Pakistan ("Pakistan”). The Company conducts its business in Singapore through SinoSing Power Pte Ltd. (“SinoSing Power”) and its subsidiaries and in Pakistan through Huaneng Shandong Ruyi (Hong Kong) Energy Co., Ltd. (“Hong Kong Energy”) and its subsidiaires.

The directors consider Huaneng International Power Development Corporation (“HIPDC”) and China Huaneng Group Co., Ltd. (“Huaneng Group”) as controlling shareholders of the Company, which HIPDC is the parent company and Huaneng Group is the ultimate parent company of the Company, respectively. Both HIPDC and Huaneng Group are incorporated in the PRC. HIPDC does not produce financial statements available for public use.

2	Principal accounting policies

The principal accounting policies adopted in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a)	Basis of preparation

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”) and the disclosure requirements of the Hong Kong Companies Ordinance. These financial statements have been prepared under the historical cost convention, except for the financial assets at fair value through other comprehensive income, financial assets at fair value through profit or loss and derivative financial assets and liabilities.

Non-current assets and disposal group held for sale are stated at the lower of carrying amount and fair value less costs to sell.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’ accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 4.

As at 31 December 2019, the Group had net current liabilities of approximately RMB80.84 billion, and a portion of the Group’s funding requirements for capital expenditures were satisfied by short-term financing. Taking into consideration the undrawn available banking facilities of approximately RMB295.7 billion as at 31 December 2019, the Group is expected to refinance certain of its short-term loans and bonds and also to consider alternative sources of financing, where applicable and when needed.

Therefore, the directors of the Company are of the opinion that the Group will be able to meet its liabilities as and when they fall due within the next twelve months and accordingly, these consolidated financial statements are prepared on a going concern basis.

The IASB has issued certain new and revised IFRSs that are first effective or available for early adoption for the current accounting period of the Group. Note 2(b) provides information on any changes in accounting policies resulting from initial application of these developments to the extent that they are relevant to the Group for the current and prior accounting periods reflected in these financial statements.

(b)	Changes in accounting policies

The Group has adopted the following new and revised IFRSs for the first time for the current year's consolidated financial statements.

(i)	Amendments to IFRS 9 Prepayment Features with Negative Compensation
(ii)	IFRS 16 Leases
(iii)	Amendments to IAS 19 Plan Amendment, Curtailment or Settlement
(iv)	Amendments to IAS 28 Long-term Interests in Associates and Joint Ventures
(v)	IFRIC 23 Uncertainty over Income Tax Treatments
(vi)	Annual Improvements to IFRSs 2015-2017 Cycle-Amendments to IFRS 3, IFRS 11, IAS 12 and IAS 23

Except for the amendments to IFRS 9 and IAS 19, and IFRS 3 and IFRS 11 as part of Annual Improvements to IFRSs 2015-2017 Cycle, which are not relevant to the preparation of the Group’s financial statements, the nature and the impact of the new and revised IFRSs are described below:

(i)	IFRS 16 Leases

IFRS 16 replaces IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC 15 Operating Leases - Incentives and SIC Int 27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model to recognise and measure right-of-use assets and lease liabilities, except for certain recognition exemptions. Lessor accounting under IFRS 16 is substantially unchanged from IAS 17. Lessors will continue to classify leases as either operating or finance leases using similar principles as in IAS 17. IFRS 16 did not have any significant impact on leases where the Group is the lessor.

The Group has adopted IFRS 16 using the modified retrospective method of adoption with the date of initial application of 1 January 2019. Under this method, the standard is applied retrospectively with the cumulative effect of initial adoption as an adjustment to the opening balance of retained earnings at 1 January 2019, and the comparative information for 2018 was not restated and continued to be reported under IAS 17.

New definition of a lease

Under IFRS 16, a contract is, or contains, a lease if the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration. Control is conveyed where the customer has both the right to obtain substantially all of the economic benefits from use of the identified asset and the right to direct the use of the identified asset. The Group elected to use the transition practical expedient allowing the standard to be applied only to contracts that were previously identified as leases applying IAS 17 and IFRIC 4 at the date of initial application. Contracts that were not identified as leases under IAS 17 and IFRIC 4 were not reassessed. Therefore, the definition of a lease under IFRS 16 has been applied only to contracts entered into or changed on or after 1 January 2019.

At inception or on reassessment of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease and non-lease component on the basis of their stand-alone prices. A practical expedient is available to a lessee, which the Group has adopted, not to separate non-lease components and to account for the lease and the associated non-lease components (e.g., property management services for leases of properties) as a single lease component at the date of initial application.

As a lessee – Leases previously classified as operating leases

Nature of the effect of adoption of IFRS 16

The Group has lease contracts for various items of building, electric utility plant in service, transportation facilities, land use rights and other equipment. As a lessee, the Group previously classified leases as either finance leases or operating leases based on the assessment of whether the lease transferred substantially all rewards and risks of ownership of assets to the Group. Under IFRS 16, the Group applies a single approach to recognise and measure right-of-use assets and lease liabilities for all leases, except for two elective exemptions for leases of low value assets (elected on a lease by lease basis) and short-term leases (elected by class of underlying assets). Instead, the Group recognises the lease payments associated with those leases as an expense on a straight-line basis over the lease term. Instead of recognising rental expenses under operating leases on a straight-line basis over the lease term commencing from 1 January 2019, the Group recognises depreciation (and impairment, if any) of the right-of-use assets and interest accrued on the outstanding lease liabilities as finance expenses.

2	Principal accounting policies (continued)

(b)	Changes in accounting policies (continued)

(i)	IFRS 16 Leases (continued)

Impact on transition

Lease liabilities at 1 January 2019 were recognised based on the present value of the remaining lease payments discounted using the incremental borrowing rate at 1 January 2019 and included in non-current liabilities or current liabilities.

The right-of-use assets were measured at the amount of the lease liabilities, adjusted by the amount of any prepaid or accrued lease payments relating to the lease recognised in the statement of financial position immediately before 1 January 2019. All these assets were assessed for any impairment based on IAS 36 on that date. The Group elected to present the right-of-use assets separately in the statement of financial position. This includes the lease assets recognised previously under finance leases of RMB1,617 million and prepayments on land use rights of RMB11,450 million that were reclassified from property, plant and equipment and land use right, respectively.

The Group has used the following elective practical expedients when applying IFRS 16 at 1 January 2019:

•	Used a single discount rate to a portfolio of leases with reasonably similar characteristics
•	Applied the short-term leases exemptions to leases with lease term that ends within 12 months at the date of initial application
•	Excluded the initial direct costs from the measurement of the right-of-use asset at the date of initial application
•	Used hindsight in determining the lease term where the contract contains options to extend or terminate the lease

As a lessee – Leases previously classified as finance leases

The Group did not change the initial carrying amounts of recognised assets and liabilities at the date of initial application for leases previously classified as finance leases. Accordingly, the carrying amounts of the right-of-use assets and the lease liabilities at 1 January 2019 were the carrying amounts of the recognised assets of RMB775 million and liabilities of RMB775 million. (i.e., finance lease payables) measured under IAS 17.

2	Principal accounting policies (continued)

(b)	Changes in accounting policies (continued)

(i)	IFRS 16 Leases (continued)

Financial impact at 1 January 2019

The effect of adoption of IFRS 16 as at 1 January 2019 is as follows:

Assets	Increase/(Decrease)
RMB’000

Increase in right-of-use assets	13,858,230
Decrease in property, plant and equipment	(1,616,551)
Decrease in land use rights	(11,450,034)
Decrease in other non-current assets	(17,027)
Increase in total assets	774,618

Liabilities

Increase in non-current portion of lease liabilities	2,113,533
Increase in current portion of lease liabilities	103,259
Decrease in other non-current liabilities	(1,442,174)
Increase in total liabilities	774,618

Decrease in retained earnings	-
Decrease in non-controlling interests	-

The lease liabilities as at 1 January 2019 are reconciled to the operating lease commitments as at 31 December 2018 as follows:

RMB’000

Operating lease commitments as at 31 December 2018	1,647,251
Less:
Commitments relating to short-term leases and those leases with a remaining lease term ended on or before 31 December 2019	85,604
Adjustment related to non-variable rents	755,986
Add:
Commitments relating to leases previously classified as finance leases as at 31 December 2018	1,758,970
Total undiscounted lease liabilities as at 1 January 2019 for adoption of IFRS 16	2,564,631
Weighted average incremental borrowing rate as at 1 January 2019	4.75%
Lease liabilities as at 1 January 2019	2,216,792

2	Principal accounting policies (continued)

(b)	Changes in accounting policies (continued)

(ii)	Amendments to IAS 28 Long-term Interests in Associates and Joint Ventures

Amendments to IAS 28 clarify that the scope exclusion of IFRS 9 only includes interests in an associate or joint venture to which the equity method is applied and does not include long-term interests that in substance form part of the net investment in the associate or joint venture, to which the equity method has not been applied. Therefore, an entity applies IFRS 9, rather than IAS 28, including the impairment requirements under IFRS 9, in accounting for such long-term interests. IAS 28 is then applied to the net investment, which includes the long-term interests, only in the context of recognising losses of an associate or joint venture and impairment of the net investment in the associate or joint venture. The Group assessed its business model for its long-term interests in associates and joint ventures upon adoption of the amendments on 1 January 2019 and concluded that the long-term interests in associates and joint ventures continued to be measured at amortised cost in accordance with IFRS 9. Accordingly, the amendments did not have any impact on the financial position or performance of the Group.

(iii)	IFRIC 23 Uncertainty over Income Tax Treatments

IFRIC 23 addresses the accounting for income taxes (current and deferred) when tax treatments involve uncertainty that affects the application of IAS 12 (often referred to as “uncertain tax positions”). The interpretation does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments. The interpretation specifically addresses (i) whether an entity considers uncertain tax treatments separately; (ii) the assumptions an entity makes about the examination of tax treatments by taxation authorities; (iii) how an entity determines taxable profits or tax losses, tax bases, unused tax losses, unused tax credits and tax rates; and (iv) how an entity considers changes in facts and circumstances. Upon adoption of the interpretation, the Group considered whether it has any uncertain tax positions arising from transactions during the year. Based on the management’s assessment, the directors are of opinion that the eventual outcome of the uncertain position shall not have a material adverse financial impact.

(iv)	Annual Improvements to IFRSs 2015-2017 Cycle-Amendments to IFRS 3, IFRS 11, IAS 12 and IAS 23

IAS 12 Income Taxes

The amendments clarify that the income tax consequences of dividends are linked more directly to past transactions or events that generated distributable profits than to distributions to owners. Therefore, an entity recognises the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where it originally recognised those past transactions or events. Since the Group’s current practice is in line with these amendments, they have had no impact on the consolidated financial statements of the Group.

2	Principal accounting policies (continued)

(b)	Changes in accounting policies (continued)

(iv)	Annual Improvements to IFRSs 2015-2017 Cycle-Amendments to IFRS 3, IFRS 11, IAS 12 and IAS 23 (continued)

IAS 23 Borrowing Costs

The amendments clarify that an entity treats as part of general borrowings any borrowing originally made to develop a qualifying asset when substantially all of the activities necessary to prepare that asset for its intended use or sale are complete. Since the Group’s current practice is in line with these amendments, they have had no impact on the consolidated financial statements of the Group.

(c)	Consolidation

The consolidated financial statements include the financial statements of the Company and all of its subsidiaries.

Subsidiaries are investees over which the Group has the power to exercise control. The Group controls an entity when it is exposed, or has rights to variable returns from their involvement with the entity and has the ability to affect those returns through their power over the entity. In assessing whether the Group has power, only substantive rights (held by the Group and other parties) are considered.

When the Group has, directly or indirectly, less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:
(a)	the contractual arrangement with the other vote holders of the investee;
(b)	rights arising from other contractual arrangements; and
(c)	the Group’s voting rights and potential voting rights.

When there is any inconsistency on the accounting policies or financial period adopted between subsidiaries and the Company, the financial statements of subsidiaries are adjusted according to the accounting policies or financial period adopted by the Company.

Subsidiaries are consolidated from the date when control is transferred to the Group. They are de-consolidated from the date when control ceases. Intra-group balances, transactions and cash flows, and any unrealised income and expenses arising from intra-group transactions, are eliminated in full in preparing the consolidated financial statements. Unrealised gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment. The portion of the shareholders’ equity of the subsidiaries, which is not attributable directly or indirectly to the parent company, is separately presented as non-controlling interests in the shareholders’ equity in the consolidated financial statements.

2	Principal accounting policies (continued)

(c)	Consolidation (continued)

The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control described above. A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.

If the Group loses control over a subsidiary, it derecognises (i) the assets (including goodwill) and liabilities of the subsidiary, (ii) the carrying amount of any non-controlling interest and (iii) the cumulative translation differences recorded in equity; and recognises (i) the fair value of the consideration received, (ii) the fair value of any investment retained and (iii) any resulting surplus or deficit in profit or loss. The Group’s share of components previously recognised in other comprehensive income is reclassified to profit or loss or retained profits, as appropriate, on the same basis as would be required if the Group had directly disposed of the related assets or liabilities.

(i)	Business combinations

The acquisition method is used to account for the business combinations of the Group (including business combinations under common controls). The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Group. Any contingent consideration is measured at fair value at the date of acquisition. If an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as equity, then it is not remeasured and settlement is accounted for within equity. Otherwise, other contingent consideration is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognised in profit or loss. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the Group recognises any non-controlling interests in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the recognised amounts of acquiree’s identifiable net assets. The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill (Note 2(k)). If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognised in profit or loss. In a business combination achieved in stages, the acquirer shall remeasure its previously held equity interest in the acquiree at its acquisition-date fair value and recognise the resulting gain or loss, if any, in profit or loss or other comprehensive income, as appropriate. In prior reporting periods, the acquirer may have recognised changes in the value of its equity interest in the acquiree in other comprehensive income. If so, the amount that was recognised in other comprehensive income shall be recognised on the same basis as would be required if the acquirer had disposed directly of the previously held equity interest.

2	Principal accounting policies (continued)

(c)	Consolidation (continued)

(i)	Business combinations (continued)

When an acquisition does not constitute an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing goods or services to customers, generating investment income (such as dividends or interest) or generating other income from ordinary activities, it is not defined as a business and therefore is identified as an asset acquisition.

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

When the Group loses control of a subsidiary, it is accounted for as a disposal of the entire interest in that subsidiary, with a resulting gain or loss being recognised in profit or loss. Any interest retained in that former subsidiary at the date when control is lost is recognised at fair value and this amount is regarded as the fair value on initial recognition of a financial asset (Note 2(m)) or, when appropriate, the cost on initial recognition of an investment in an associate or joint venture (Note 2(c)(iii)).

(iii)	Associates and joint ventures

Associates are investees over which the Group has significant influence on the financial and operating decisions. A joint venture is an arrangement whereby the Group and other parties contractually agree to share control of the arrangement, and have rights to the net assets of the arrangement.

Investments in associates and joint ventures are initially recognised at cost and are subsequently measured using the equity method of accounting, unless it is classified as held for sale (or included in a disposal group that is classified as held for sale). The excess of the initial investment cost over the proportionate share of the fair value of identifiable net assets of investee acquired is included in the initial investment cost (Note 2(k)). Any shortfall of the initial investment cost to the proportionate share of the fair value of identifiable net assets of investee acquired is recognised in the current period profit or loss and long-term investment cost is adjusted accordingly.

2	Principal accounting policies (continued)

(c)	Consolidation (continued)

(iii)	Associates and joint ventures (continued)

When applying equity method, the Group adjusts net profit or loss of the investees, including the fair value adjustments on the net identifiable assets of the associates and joint ventures and the adjustments to align with the accounting policies of the Company and the Company’s financial reporting periods. The current period investment income is then recognised based on the proportionate share of the Group in the investees’ net profit or loss. Net losses of investees are recognised to the extent of the carrying value of long-term equity investments and any other constituting long-term equity investments in investees that in substance form part of the investments in the investees. The Group continues to recognise investment losses and provision if they bear additional obligations which meet the recognition criteria.

The Group adjusts the carrying amount of the investment and directly recognise into related other comprehensive income based on their proportionate share on the movements of the investees’ other comprehensive income.

When the investees appropriate profit or declare dividends, the carrying value of long-term equity investments are reduced correspondingly by the proportionate share of the distribution.

The Group determines at each reporting date whether there is any objective evidence that the investment in the associate or the joint venture is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate or the joint venture and its carrying value and recognises the amount in the consolidated statement of comprehensive income.

Profits or losses resulting from transactions between the Group and the associates and joint ventures are recognised in the Group’s financial statements only to the extent of the unrelated third party investor’s interests in the associates and joint ventures. Loss from transactions between the Group and the associates and joint ventures is fully recognised and not eliminated when there is evidence for asset impairment.

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

2	Principal accounting policies (continued)

(c)	Consolidation (continued)

(iii)	Associates and joint ventures (continued)

In all other cases, when the Group ceases to have significant influence over an associate or joint control over a joint venture, it is accounted for as a disposal of the entire interest in that investee, with a resulting gain or loss being recognised in profit or loss. Any interest retained in that former investee at the date when significant influence or joint control is lost is recognised at fair value and this amount is regarded as the fair value on initial recognition of a financial asset (Note 2(m)).

(d)	Separate financial statements of the Company

Investments in subsidiaries are accounted for at cost less impairment unless classified as held for sale (or included in a disposal group that is classified as held for sale). Cost also includes direct attributable costs of investment. Investment income is recognised when the subsidiaries declare dividend.

(e)          Segment reporting

The Group determines the operating segment based on the internal organisation structure, management requirement and internal reporting system for purposes of presenting reportable segment information.

An operating segment represents a component of the Group that meets all the conditions below: (i) the component earns revenue and incurs expenses in its daily operating activities; (ii) chief operating decision maker of the Group regularly reviews the operating results of the component in order to make decisions on allocating resources and assessing performance; (iii) the financial position, operating results, cash flows and other related financial information of the component are available. When two or more operating segments exhibit similar economic characteristics and meet certain conditions, the Group combines them as one reportable segment.

(f)	Foreign currency translation

(i)	Functional and presentation currency

Items included in the financial statements of each of the Group are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in Renminbi (“RMB”), which is the Company’s functional and presentation currency.

2	Principal accounting policies (continued)

(f)	Foreign currency translation (continued)

(ii)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the spot exchange rate on the transaction dates. As at the end of reporting period, foreign currency monetary items are translated into functional currency at the spot exchange rate as at the end of reporting period. Exchange differences are directly expensed in current period profit or loss unless they arises from foreign currency loans borrowed for purchasing or construction of qualifying assets which is eligible for capitalisation or they arise from monetary items that qualify as hedging instruments in cash flow hedges which are recorded in other comprehensive income to the extent that the hedge is effective.

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

On the disposal of a foreign operation (that is, a disposal of the Group’s entire interest in a foreign operation, or a disposal involving loss of control over a subsidiary that includes a foreign operation, a disposal involving loss of joint control over a joint ventures that includes a foreign operation, or a disposal involving loss of significant influence over an associate that includes a foreign operation), all of the exchange differences accumulated in equity in respect of that operation attributable to the equity holders of the Company are reclassified to profit or loss.

In the case of a partial disposal that does not result in the Group losing control over a subsidiary that includes a foreign operation, the proportionate share of accumulated exchange differences are re-attributed to non-controlling interests and are not recognised in profit or loss. For all other partial disposals (that is, reductions in the Group’s ownership interest in associates or joint venture that includes a foreign operation that do not result in the Group losing significant influence or joint control), the proportionate share of the accumulated exchange difference is reclassified to profit or loss.

2	Principal accounting policies (continued)

(g)	Property, plant and equipment

Property, plant and equipment consists of dams, port facilities, buildings, electric utility plant in service, transportation facilities, others and construction-in-progress (“CIP”). Property, plant and equipment acquired or constructed are initially recognised at cost and carried at the net value of cost less accumulated depreciation and accumulated impairment loss, unless classified as held for sale (or included in a disposal group that is classified as held for sale).

Cost of CIP comprises construction expenditures, other expenditures necessary for the purpose of preparing the CIP for its intended use, those borrowing costs incurred before the assets are ready for intended use that are eligible for capitalisation. CIP is not depreciated until such time as the relevant asset is completed and ready for its intended use.

Subsequent costs about property, plant and equipment are included in the asset’s carrying amount only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognised. Other subsequent expenditures not qualified for capitalisation are charged in the current period profit or loss when they are incurred.

Depreciation of property, plant and equipment is provided based on book value of the asset less estimated residual value over the estimated useful life using straight-line method. For those impaired property, plant and equipment, depreciation is provided based on book value after deducting impairment provision over the estimated useful life of the asset. The estimated useful lives are as follows:

Estimated useful lives

Dams	8 – 50 years
Port facilities	20 – 40 years
Buildings	8 – 30 years
Electric utility plant in service	5 – 30 years
Transportation facilities	8 – 27 years
Others	5 – 14 years

Where parts of an item of property, plant and equipment have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. At the end of each year, the Group reviews the estimated useful lives, residual values and the depreciation method of the property, plant and equipment and make adjustment when necessary.

Property, plant and equipment is derecognised when it is disposed of, or it is not expected to bring economic benefit through use or disposal. The amount of disposal proceeds arising from sale, transfer, disposal or write-off of the property, plant and equipment less book value and related tax expenses is recorded in ‘operating expenses – others’ in the statement of comprehensive income.

2	Principal accounting policies (continued)

(g)	Property, plant and equipment (continued)

The carrying amount of property, plant and equipment is written down immediately to its recoverable amount when its carrying amount is greater than its recoverable amount (Note 2(l)).

(h)	Investment property

Investment properties are land and/or buildings which are owned or held under a leasehold interest (Note 2(ab), including the leasehold property held as a right-of-use asset) to earn rental income and/or for capital appreciation. These include land held for a currently undetermined future use and property that is being constructed or developed for future use as investment property.

Investment properties are stated at cost. Rental income from investment properties is accounted for as described in Note 2(z)(v).

(i)	Power generation licence

The Group acquired the power generation licence as part of the business combination with Tuas Power Ltd. (“Tuas Power”). The power generation license is initially recognised at fair value at the acquisition date. The licence has an indefinite useful life and is not amortized. The assessment that the licence has an indefinite useful life is based on the expected renewal of power generation licence without significant restriction and cost, together with the consideration on related future cash flows generated and the expectation of continuous operations. It is tested annually for impairment and carried at cost less accumulated impairment loss. The useful life of the power generation licence is reviewed by the Group each financial period to determine whether events and circumstances continue to support the indefinite useful life assessment.

(j)	Mining rights

Mining rights are stated at cost less accumulated amortisation and impairment losses (Note 2(l)) and are amortised based on the units of production method utilising only recoverable coal reserves as the depletion base, unless the mining rights are classified as held for sale (or included in a disposal group that is classified as held for sale).

(k)	Goodwill

Goodwill arising from the acquisitions of subsidiaries, associates and joint ventures represents the excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the Group’ share of the net fair value of the net identifiable assets, liabilities and contingent liabilities of the acquiree at the date of acquisition. If the sum of this consideration and other items is lower than the fair value of the net assets acquired, the difference is, after reassessment, recognised in profit or loss as a gain on bargain purchase.

2	Principal accounting policies (continued)

(k)	Goodwill (continued)

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

The carrying amounts of property, plant and equipment, mining rights, intangible assets with definite useful lives, right-of-use assets and long-term equity investments not accounted for as financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill, indefinite-lived intangible assets and intangible assets not yet available for use are tested for impairment annually regardless of whether there are indications of impairment or more frequently if events or changes in circumstances indicate a potential impairment. An impairment loss is recognised if the carrying amount of an asset or cash-generating unit (“CGU”) exceeds its recoverable amount.

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

An impairment loss in respect of goodwill is not reversed. Except for goodwill, all impaired non-financial assets are subject to review for possible reversal of impairment at each reporting date. A reversal of an impairment loss is limited to the asset’s carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognised.

2	Principal accounting policies (continued)

(m)	Financial instruments

(i)	Recognition and initial measurement

All financial assets and financial liabilities are initially recognised when the Group become a party to the contractual provisions of the instrument.

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

On initial recognition, the Group categorises financial assets into three principal classification categories: measured at amortised cost, at fair value through other comprehensive income (FVOCI) and at fair value through profit or loss (FVTPL) based on the business model under which the financial asset is managed and its contractual cash flow characteristics.

Financial assets are not reclassified subsequent to their initial recognition unless the Group changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

An entity’s business model refers to how an entity manages its financial assets in order to generate cash flows. The entity’s business model determines whether cash flows will result from collecting contractual cash flows, selling financial assets or both. The Group determines the business model for managing the financial assets according to the facts and based on the specific business objective determined by the Group’s key management personnel.

On initial recognition of an equity investment that is not held for trading, the Group may make an irrevocable election to designate the investment at FVOCI (non-recycling) such that subsequent changes in fair value are recognised in other comprehensive income. Such elections are made on an instrument-by-instrument basis, but may only be made if the investment meets the definition of equity from the issuer’s perspective.

2	Principal accounting policies (continued)

(m)	Financial instruments (continued)

(ii)	Classification and subsequent measurement of financial assets (continued)

(1)	Classification of financial assets (continued)

The Group assesses the contractual cash flow characteristics of an financial asset whether contractual cash flows are solely payments of principal and interest(“SPPI”). Principal is defined as the fair value of the financial asset on initial recognition. Interest is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs, as well as a profit margin. The Group assesses whether the financial assets contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. Financial assets with cash flows that are SPPI are classified and measured at amortised cost.

All financial assets not classified as measured at amortised cost or FVOCI as described in the above are measured at FVTPL. On initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortised cost or at FVOCI or at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

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
These assets are subsequently measured at fair value. Dividends are recognised as income in profit or loss. Other net gains and losses are recognised in other comprehensive income and are transferred to retained earnings on derecognition.

2	Principal accounting policies (continued)

(m)	Financial instruments (continued)

(iii)	Classification and subsequent measurement of financial liabilities

Financial liabilities are classified as measured at FVTPL, financial guarantee contracts or measured at amortised cost.

-	Financial liabilities at FVTPL
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

After initial recognition at fair value, an issuer of such a contract shall subsequently measure it at the higher of: (i) the amount of the loss allowance determined in accordance with Note 2(m)(vi) and (ii) the amount initially recognised less, when appropriate, the cumulative amount of income recognised.

-	Financial liabilities at amortised cost
These liabilities are subsequently measured at amortised cost using the effective interest method.

(iv)	Offsetting

Financial assets and financial liabilities are separately presented in the statement of financial position without offsetting. However, financial assets and financial liabilities are offset when, and only when the Group:

-	currently has a legally enforceable right to set off the amounts;
-	intends either to settle them on a net basis or to realise the asset and settle the liability simultaneously.

2	Principal accounting policies (continued)

(m)	Financial instruments (continued)

(v)	Derecognition

The Group derecognises a financial asset when one of the following conditions is met:

-	the contractual rights to the cash flows from the financial asset expire;

-	the Group transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred;

-
the Group transfers the rights to receive the contractual cash flows in a transaction in which the Group neither transfers nor retains substantially all of the risks and rewards of ownership and does not retain control of the financial asset.

On derecognition of a financial asset its entirety, the difference between the two amounts below is recognised in profit or loss:

-	the carrying amount of the financial asset transferred (measured at the date of derecognition) and

-	the consideration received, along with the cumulative gain or loss previously recognised in other comprehensive income, for the part derecognised.

The Group derecognises a financial liability (or part of it) when, and only when, its contractual obligation (or part of it) is discharged or cancelled, or expire.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

(vi)	Credit losses

The Group recognises loss allowance for expected credit losses (“ECLs”) on the following items:

-	financial assets measured at amortised cost;
-	contract assets as defined in IFRS 15
-	debt investments measured at FVOCI;
-	lease receivables; and
-	financial guarantee contracts issued, which are not measured at FVTPL.

Financial assets measured at fair value, including debt investments or equity investments measured at FVTPL, other equity investments designated at FVOCI (non-recycling) and derivative financial assets, are not subject to the ECL assessment.

2	Principal accounting policies (continued)

(m)	Financial instruments (continued)

(vi)	Credit losses (continued)

Measurement of ECLs

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all expected cash shortfalls (i.e. the difference between the cash flows due to the Group in accordance with the contract and the cash flows that the Group expects to receive).

The maximum period considered when estimating ECLs is the maximum contractual period over which the Group is exposed to credit risk.

In measuring ECLs, the Group takes into account reasonable and supportable information that is available without undue cost or effort. This includes information about past events, current conditions and forecasts of future economic conditions.

ECLs are measured on either of the following bases:
-	12-month ECLs: these are losses that are expected to result from possible default events within the 12 months after the reporting date; and
-	lifetime ECLs: these are losses that are expected to result from all possible default events over the expected lives of the items to which the ECL model applies.

Loss allowances for accounts receivable, lease receivables and contract assets are always measursed at an amount equal to lifetime ECLs. ECLs on these financial assets are estimated using a provision matrix based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors and an assessment of both the current and forecast general economic conditions at the reporting date.

For all other financial instruments, the Group recognises a loss allowance equal to 12-month ECLs unless there has been a significant increase in credit risk of the financial instrument since initial recognition or the financial instrument is not determined to have low credit risk at the reporting date, in which cases the loss allowance is measured at an amount equal to lifetime ECLs.

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

2	Principal accounting policies (continued)

(m)	Financial instruments (continued)

(vi)	Credit losses (continued)

Significant increases in credit risk

In assessing whether the credit risk of a financial instrument has increased significantly since initial recognition, the Group compares the risk of default occurring on the financial instrument assessed at the reporting date with that assessed at the date of initial recognition. The Group considers both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort.

In particular, the following information is taken into account when assessing whether credit risk has increased significantly since initial recognition:
-	failure to make payments of principal or interest on their contractually due dates;
-	an actual or expected significant deterioration in a financial instrument’s external or internal credit rating (if available);
-	an actual or expected significant deterioration in the operating results of the debtor; and
-	existing or forecast changes in the technological, market, economic or legal environment that have a significant adverse effect on the debtor’s ability to meet its obligation to the Group.

Depending on the nature of the financial instruments, the assessment of a significant increase in credit risk is performed on either an individual basis or a collective basis. When the assessment is performed on a collective basis, the financial instruments are grouped based on shared credit risk characteristics, such as past due status and credit risk ratings.

The Group assumes that the credit risk on a financial asset has increased significantly if it is more than 30 days past due, unless the Group has reasonable and supportable information that is available without undue cost or effort, that demonstrates that the credit risk has not increased significantly since initial recognition even though the contractual payments are more than 30 days past due.

The Group considers a financial asset to be in default when the borrower is unlikely to pay its credit obligations to the Group in full, without recourse by the Group to actions such as realising security (if any is held).

2	Principal accounting policies (continued)

(m)	Financial instruments (continued)

(vi)	Credit losses (continued)

Credit-impaired financial assets

At each reporting date, the Group assesses whether financial assets carried at amortised cost and debt investments at FVOCI are credit-impaired. A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is credit-impaired includes the following observable events:
-	significant financial difficulties of the debtor;
-	a breach of contract, such as a default or delinquency in interest or principal payments;
-	for economic or contractual reasons relating to the borrower’s financial difficulty, the Group having granted to the borrower a concession that would not otherwise consider;
-	it becoming probable that the borrower will enter into bankruptcy or other financial reorganisation;
-	the disappearance of an active market for that financial asset because of financial difficulties of the issuer.

Presentation of allowance for ECLs

ECLs are remeasured at each reporting date to reflect changes in the financial instrument’s credit risk since initial recognition. Any change in the ECL amount is recognised as an impairment gain or loss in profit or loss.

The Group recognises an impairment gain or loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account, except for debt investments that are measured at FVOCI (recycling), for which the loss allowance is recognised in other comprehensive income.

Write-off policy

The gross carrying amount of a financial asset is written off (either partially or in full) to the extent that there is no realistic prospect of recovery. A write-off constitutes a derecognition event. This is generally the case when the Group determines that the debtor does not have assets or sources of income that could generate sufficient cash flows to repay the amounts subject to the write-off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Group’s procedures for recovery of amounts due.

Subsequent recoveries of an asset that was previously written off are recognised as a reversal of impairment in profit or loss in the period in which the recovery occurs.

2	Principal accounting policies (continued)

(m)	Financial instruments (continued)

(vii)	Cash flow hedge

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

When designating a hedging relationship and on an ongoing basis, the Group shall analyse the sources of hedge ineffectiveness that are expected to affect the hedging relationship during its term. If a hedging relationship ceases to meet the hedging effectiveness requirement relating to the hedge ratio, but the risk management objective for that designated hedging relationship remains the same, the Group shall adjust the hedge ratio of the hedging relationship, so that it meets the qualifying criteria again, which is referred to as rebalancing.

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognised in other comprehensive income and accumulated in the cash flow hedge reserve. The cash flow hedge reserve is adjusted to the lower of the following:

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

On rebalancing, the hedge ineffectiveness of the hedging relationship is determined and recognised immediately before adjusting the hedging relationship. Adjusting the hedge ratio allows an entity to respond to changes in the relationship between the hedging instrument and the hedged item that arise from their underlyings or risk variables. The Group adjusts the hedge ratio by increasing the volume of the hedged items or hedging instruments. Hence, increases in volumes refer to the quantities that are part of the hedging relationship, and decreases in volumes are not part of the hedging relationship.

The amount accumulated in the hedging reserve and the cost of hedging reserve is reclassified to profit or loss in the same period or periods during which the hedged expected future cash flows affect profit or loss.

2	Principal accounting policies (continued)

(m)	Financial instruments (continued)

(vii)	Cash flow hedge (continued)

When the hedged forecast transaction subsequently results in the recognition of a non-financial item, the amount accumulated in the hedging reserve and the cost of hedging reserve is included directly in the initial cost of the non-financial item when it is recognised.

If the amount that has been accumulated in the cash flow hedge reserve is a loss and the Group expects that all or a portion of that loss will not be recovered in one or more future periods, the Group immediately reclassifies the amount that is not expected to be recovered in profit or loss.

When the Group discontinues hedge accounting for a cash flow hedge, the Group accounts for the amount that has been accumulated in the cash flow hedge reserve as follows:
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

(n)	Dividend Distribution

Dividend distribution to the shareholders of the Group is recognised as a liability in the period when the dividend is approved in the shareholders’ meeting.

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

2	Principal accounting policies (continued)

(o)	Inventories (continued)

Provision for inventory obsolescence is determined by the excess of cost over net realisable value. Net realisable values are determined based on the estimated selling price less estimated conversion costs during power generation, selling expenses and related taxes in the ordinary course of business.

(p)	Related parties

A party is considered to be related to the Group if:

(a)	the party is a person or a close member of that person’s family and that person

(i)	has control or joint control over the Group;
(ii)	has significant influence over the Group; or
(iii)	is a member of the key management personnel of the Group or of a parent of the Group;
or

(b)	the party is an entity where any of the following conditions applies:
(i)	the entity and the Group are members of the same group;
(ii)	one entity is an associate or joint venture of the other entity (or of a parent, subsidiary or fellow subsidiary of the other entity);
(iii)	the entity and the Group are joint ventures of the same third party;
(iv)	one entity is a joint venture of a third entity and the other entity is an associate of the third entity;
(v)	the entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group;
(vi)	the entity is controlled or jointly controlled by a person identified in (a);
(vii)	a person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity); and
(viii)	the entity, or any member of a group of which it is a part, provides key management personnel services to the Group or to the parent of the Group.

(q)	Cash and cash equivalents

Cash and cash equivalents listed in the statement of cash flows represents cash in hand, call deposits held with banks and other financial institutions, and other short-term (3 months or less), highly-liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value. Bank overdrafts that are repayable on demand and form an integral part of the cash management are also included as a component of cash and cash equivalents for the purpose of the consolidated statement of cash flows.

2	Principal accounting policies (continued)

(r)	Borrowings

Borrowings are recognised initially at fair value less transaction costs and subsequently measured at amortised cost using the effective interest method. Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the end of the reporting period.

(s)	Borrowing costs

General and specific borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets. The capitalisation of borrowing costs as part of the cost of a qualifying asset commences when expenditure for the asset is being incurred, borrowing costs are being incurred and activities that are necessary to prepare the asset for its intended use or sale are in progress. Capitalization of borrowing costs is suspended or ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are interrupted or complete.

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

Perpetual corporate bonds and other equity instruments are classified as equity if they are non-redeemable, or redeemable only at the Company’s option, and any interests or dividends are discretionary. Interests or dividends on such instruments classified as equity are recognised as distributions within equity. When these equity instruments are redeemed according to the contractual terms, the redemption price is charged to equity.

(v)	Payables

Payables primarily include accounts payable and other liabilities, and are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

2	Principal accounting policies (continued)

(w)	Taxation

(i)	Value-added tax (“VAT”)

The domestic sales of power, heat and goods of the Group are subject to VAT. VAT payable is determined by applying 16% or 13% (10% or 9% on heat) on the taxable revenue after offsetting deductible input VAT of the period.

The applicable tax rates of VAT in respect of the lease of tangible movable properties, transportation industry and other modern service industries are 16% or 13%, 10% or 9% and 6%, respectively.

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

Deferred income tax assets and liabilities are recognised based on the differences between tax bases of assets and liabilities and respective book values (temporary differences). For deductible tax losses or tax credit that can be brought forward in accordance with tax law requirements for deduction of taxable income in subsequent years, it is considered as temporary differences and related deferred income tax assets are recognised. No deferred income tax liability is recognised for temporary differences arising from initial recognition of goodwill. For those temporary differences arising from initial recognition of an asset or liability in a non-business combination transaction that affects neither accounting profit nor taxable profit (or deductible loss) at the time of the transaction, no deferred income tax asset and liability is recognised. The temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

The Group recognises deferred income tax assets to the extent that it is probable that taxable profit will be available to offset the deductible temporary difference, deductible tax loss and tax credit.

2	Principal accounting policies (continued)

(w)	Taxation (continued)

(iii)	Current and deferred income tax (continued)

At the end of the reporting period, deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

Deferred income tax assets and deferred income tax liabilities are offset when all the conditions below are met:

(1)	The Group has the legal enforceable right to offset current income tax assets and current income tax liabilities;

(2)	Deferred income tax assets and deferred income tax liabilities are related to the income tax levied by the same tax authority of the Group.

(x)	Employee benefits

Employee benefits include all expenditures relating to the employees for their services. The Group recognises employee benefits as liabilities during the accounting period when employees render services and allocate to related cost of assets and expenses based on different beneficiaries.

In connection with pension obligations, the Group operates various defined contribution plans in accordance with the local conditions and practices in the countries and provinces in which it operate. A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate publicly administered pension insurance plan on mandatory and voluntary bases. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. The contributions are recognised as employee benefits when incurred. Prepaid contributions are recognised as assets to the extent that a cash refund or a reduction in the future payment is available.

(y)	Government grants

Government grants are recognised when the Group fulfils the conditions attached to them and they are probable to be received. When government grants are received in the form of monetary assets, they are measured at the amount received or receivable. When the grant is in the form of non-monetary assets, it is measured at fair value. When fair value cannot be measured reliably, a nominal amount is assigned.

2	Principal accounting policies (continued)

(y)	Government grants (continued)

Asset-related government grant is recognised as deferred income and is amortised evenly in profit or loss over the useful lives of related assets.

Income-related government grant that is used to compensate subsequent related expenses or losses of the Group is recognised as deferred income and recorded in profit or loss when related expenses or losses are incurred. When the grant is used to compensate expenses or losses that were already incurred, they are directly recognised in the current period profit or loss.

(z)	Revenue and other income

Income is increases in economic benefits during the accounting period in the form of inflows or enhancements of assets or decreases of liabilities that result in an increase in equity, other than those relating to contributions from equity participants.

Revenue is recognised when (or as) the Group satisfies a performance obligation in the contract by transferring the control over promised good or service to a customer.

When two or more performance obligations are identified, the Group allocates the transaction price to each performance obligation identified in the contract on a relative stand-alone selling price basis at contract inception and recognises as revenue the amount of the transaction price that is allocated to that performance obligation.

Transaction price is the amount of consideration to which the Group expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties. Revenue is only recognised to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognised will not occur. The Group recognises a refund liability if the entity receives consideration from a customer and expects to refund some or all of that consideration to the customer. Where the contract contains a significant financing component, the Group recognises revenue at an amount that reflects the price that a customer would have paid for the promised goods or services if the customer had paid cash for those goods or services when (or as) they transfer to the customer. The difference between the promised amount of consideration and its present value is amortised using the effective interest rate. The Group will not adjust the promised amount of consideration for the effects of a significant financing component if the Group expects, at contract inception, that the period between when the Group transfers a promised good or service to a customer and when the customer pays for that good or service will be one year or less.

A performance obligation is satisfied over time if one of the following criteria is met:
-	When the customer simultaneously receives and consumes the benefits provided by the Group’s performance, as the Group performs;
-	When the Group’s performance creates or enhances an asset that the customer controls as the asset is created or enhanced;
-	When the Group’s performance does not create an asset with an alternative use to the entity and the Group has an enforceable right to payment for performance completed to date.

2	Principal accounting policies (continued)

(z)	Revenue and other income (continued)

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

For performance obligations satisfied at a point in time, revenue is recognised when the customer obtains control of the promised good or service in the contract. The Group considers indicators of the transfer of control, which include, but are not limited to, the following:
-	The Group has a present right to payment for the asset;
-	The Group has transferred physical possession of the asset;
-	The customer has legal title to the asset or the significant risks and rewards of ownership of the asset;
-	The customer has accepted the asset.

A contract asset is the Group’s right to consideration in exchange for goods or services that the Group has transferred to a customer when that right is conditioned on something other than the passage of time and an impairment of a contract asset is measured using the ECL model (Note 2(m)(vi)). The Group presents any unconditional rights to consideration separately as a receivable. The Group’s obligation to transfer goods or services to a customer for which the Group has received consideration (or the amount is due) from the customer is present as a contract liability.

Further details of revenue and income recognition policies are as follows:

(i)	Sale of power

Revenue is recognised upon transmission of electricity to the power grid when the control of the electricity is transferred at the same time.

(ii)	Sales of heat

Revenue is recognised upon transmission of heat to the customers when the control of the heat is transferred at the same time.

(iii)	Service revenue

Service revenue refers to amounts received from port service, transportation service, maintenance service and heating pipeline service that is recognised over time during the provision of service, using an input method to measure progress towards complete satisfaction of the service, because the customer simultaneously receives and consumes the benefits provided by the Group. Revenue is recognised on a straight-line basis because the entity’s inputs are expended evenly throughout the performance period.

2	Principal accounting policies (continued)

(z)	Revenue and other income (continued)

(iv)	Coal and raw material sales revenue

Revenue is recognised when the control of the fuel and materials is transferred to the customers.

(v)	Rental income from operating leases

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

(vi)	Dividend income

Dividend income from unlisted investments is recognised when the shareholders’ right to receive payment is established. Dividend income from listed investments is recognised when the share price of the investment goes ex-dividend.

(vii)	Interest income

Interest income from deposits is recognised on a time proportion basis using the effective interest method. Interest income from finance leases is recognised on a basis that reflects a constant periodic rate of return on the net investment in the finance lease.

(aa)	Contract cost

Contract costs are either the incremental costs of obtaining a contract with a customer or the costs to fulfil a contract with a customer.

Incremental costs of obtaining a contract are those costs that the Group incurs to obtain a contract with a customer that it would not have incurred if the contract had not been obtained e.g. an incremental sales commission. Incremental costs of obtaining a contract are capitalised when incurred if the costs relate to revenue which will be recognised in a future reporting period and the costs are expected to be recovered. Other costs of obtaining a contract are expensed when incurred.

2	Principal accounting policies (continued)

(aa)	Contract cost (continued)

If the costs incurred in fulfilling a contract with a customer are not within the scope of another Standard such as IAS 2 Inventories, the Group recognises an asset from the costs incurred to fulfil a contract only if those costs meet all of the following criteria:

-
the costs relate directly to an existing contract or to a specifically identifiable anticipated contract, including direct labour, direct materials, allocations of costs, costs that are explicitly chargeable to the customer and other costs that are incurred only because the Group entered into the contract;

-	the costs generate or enhance resources that will be used to provide goods or services in the future;
-	the costs are expected to be recovered.

Amortisation of capitalised contract costs is charged to profit or loss when the revenue to which the asset relates is recognised. The accounting policy for revenue recognition is set out in Note 2(z). Contract costs are recognised as an expense when incurred if the amortisation period of the asset that the Group otherwise would have recognised is one year or less.

Impairment losses are recognised to the extent that the carrying amount of the contract cost asset exceeds the net of:
(i)	remaining amount of consideration that the Group expects to receive in exchange for the goods or services to which the asset relates, less
(ii)	any costs that relate directly to providing those goods or services that have not yet been recognised as expenses.

(ab)	Leases

Leases (applicable from 1 January 2019)

The Group assesses at contract inception whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Group as a lessee

The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Group recognises lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

At inception or on reassessment of a contract that contains a lease component and non-lease component(s), the Group adopts the practical expedient not to separate non-lease component(s) and to account for the lease component and the associated non-lease component(s) (e.g., property management services for leases of properties) as a single lease component.

2	Principal accounting policies (continued)

(ab)	Leases (continued)

(i)	Right-of-use assets

Right-of-use assets are recognised at the commencement date of the lease (that is the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and any impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognised, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease terms and the estimated useful lives of the assets as follows:

Buildings	3 – 10 years
Electric utility plant in service	3 – 12 years
Transportation facilities	3 years
Land use rights	10 – 50 years
Others	5 – 15 years

If ownership of the leased asset transfers to the Group by the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset.

(ii)	Lease liabilities

Lease liabilities are recognised at the commencement date of the lease at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for termination of a lease, if the lease term reflects the Group exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognised as an expense in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made.  In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in lease payments (e.g., a change to future lease payments resulting from a change in an index or rate) or a change in assessment of an option to purchase the underlying asset.

2	Principal accounting policies (continued)

(ab)	Leases (continued)

(iii)	Short-term leases and leases of low-value assets

The Group has elected not to recognise right-of-use assets and lease liabilities for its short-term leases (elected by class of underlying asset) of certain offices and apartments for employees (that is those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the recognition exemption for leases of low-value assets (elected on a lease by lease basis) to leases of office equipment that are considered to be of low value (i.e., below RMB30,000). Instead, the Group recognises the lease payments associated with those leases as an expense on a straight-line basis over the lease term.

Group as a lessor

When the Group acts as a lessor, it classifies at lease inception (or when there is a lease modification) each of its leases as either an operating lease or a finance lease.

Leases in which the Group does not transfer substantially all the risks and rewards incidental to ownership of an asset are classified as operating leases. When a contract contains lease and non-lease components, the Group allocates the consideration in the contract to each component on a relative stand-alone selling price basis. Rental income is accounted for on a straight-line basis over the lease terms and is included in revenue in the statement of comprehensive income due to its operating nature. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognised over the lease term on the same basis as rental income. Contingent rents are recognised as revenue in the period in which they are earned.

Leases that transfer substantially all the risks and rewards incidental to ownership of an underlying assets to the lessee are accounted for as finance leases. At the commencement date, the cost of the leased asset is capitalised at the present value of the lease payments and related payments (including the initial direct costs), and presented as a receivable at an amount equal to the net investment in the lease. The finance income of such leases is recognised in the statement of comprehensive income so as to provide a constant periodic rate of charge over the lease terms.

Leases (applicable before 1 January 2019)

Leases where all the risks and rewards incidental to ownership of the assets are in substance transferred to the lessees are classified as finance leases. All other leases are operating leases.

(i)	Operating leases

Operating lease expenses are capitalised or expensed on a straight-line basis over the lease term.

The cost of acquiring land held under an operating lease is amortised on a straight-line basis over the period of the lease term.

2	Principal accounting policies (continued)

(ab)	Leases (continued)

Leases (applicable before 1 January 2019) (continued)

(ii)	Finance leases

The Group recognises the aggregate of the minimum lease receipts and the initial direct costs on the lease inception date as the receivable. The difference between the aggregate of the minimum lease receipts and the initial direct costs and sum of their respective present values is recognised as unrealised finance income. The Group adopts the effective interest method to allocate such unrealised finance income over the lease term. At the end of the reporting period, the Group presents the net amount of finance lease receivable after deducting any unrealised finance income in non-current assets and current assets, respectively.

Please refer to Note 2(m)(vi) for the impairment test on finance lease receivables.

Where the Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, of such assets are included in fixed assets and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. Depreciation is provided at rates which write off the cost of the assets over the term of the relevant lease or, where it is likely the Group will obtain ownership of the asset, the life of the asset. Impairment losses are accounted for in accordance with the accounting policy as set out in Note 2(l). Finance charges implicit in the lease payments are charged to profit or loss over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period. Contingent rentals are charged to profit or loss in the accounting period in which they are incurred.

(ac)	Non-current assets (or disposal group) held for sale

Non-current assets, or disposal groups comprising assets and liabilities, are classified as held-for-sale if it is highly probable that they will be recovered primarily through sale rather than through continuing use.

Such assets, or disposal groups, are generally measured at the lower of their carrying amount and fair value less costs to sell. Any impairment loss on a disposal group is allocated first to goodwill, and then to the remaining assets and liabilities on a pro rata basis, except that no loss is allocated to inventories, financial assets or deferred tax assets, which continue to be measured in accordance with the Group’s other accounting policies. Impairment losses on initial classification as held for sale and subsequent gains and losses on remeasurement are recognised in profit or loss.

Once classified as held-for-sale, intangible assets and property, plant and equipment are no longer amortised or depreciated, and any equity-accounted investee is no longer equity accounted.

2	Principal accounting policies (continued)

(ad)	Contingencies

Contingent liabilities are not recognised in the financial statements. They are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognised in the financial statements but disclosed when an inflow of economic benefit is probable.

(ae)	Fair value management

The Group measures its equity investments at fair value at the end of each reporting period. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability, or in the absence of a principal market, in the most advantageous market for the asset or liability. The principal or the most advantageous market must be accessible by the Group. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorised within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1 – based on quoted prices (unadjusted) in active markets for identical assets or liabilities
Level 2 – based on valuation techniques for which the lowest level input that is significant to the fair value measurement is observable, either directly or indirectly
Level 3 – based on valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

For assets and liabilities that are recognised in the financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by reassessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

2	Principal accounting policies (continued)

(af)	Issued but not yet effective International Financial Reporting Standards

The Group has not applied the following new and revised IFRSs, that have been issued but are not yet effective, in these financial statements.

•	Amendments to IFRS 3 Definition of a Business[1]
•	Amendments to IFRS 9, IAS 39 and IFRS 7 Interest Rate Benchmark Reform[1]
•	Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture[4]
•	IFRS 17 Insurance Contracts[2]
•	Amendments to IAS 1 and IAS 8 Definition of Material[1]
•	Amendments to IAS 1 Classification of Liabilities as Current or Non-current[3]

1 Effective for annual periods beginning on or after 1 January 2020
2 Effective for annual periods beginning on or after 1 January 2021
3 Effective for annual periods beginning on or after 1 January 2022
4 No mandatory effective date yet determined but available for adoption

Further information about those IFRSs that are expected to be applicable to the Group is described below.

Amendments to IFRS 3 clarify and provide additional guidance on the definition of a business. The amendments clarify that for an integrated set of activities and assets to be considered a business, it must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output. A business can exist without including all of the inputs and processes needed to create outputs. The amendments remove the assessment of whether market participants are capable of acquiring the business and continue to produce outputs. Instead, the focus is on whether acquired inputs and acquired substantive processes together significantly contribute to the ability to create outputs. The amendments have also narrowed the definition of outputs to focus on goods or services provided to customers, investment income or other income from ordinary activities. Furthermore, the amendments provide guidance to assess whether an acquired process is substantive and introduce an optional fair value concentration test to permit a simplified assessment of whether an acquired set of activities and assets is not a business. The Group expects to adopt the amendments prospectively from 1 January 2020. Since the amendments apply prospectively to transactions or other events that occur on or after the date of first application, the Group will not be affected by these amendments on the date of transition.

Amendments to IFRS 9, IAS 39 and IFRS 7 address the effects of interbank offered rate reform on financial reporting. The amendments provide temporary reliefs which enable hedge accounting to continue during the period of uncertainty before the replacement of an existing interest rate benchmark. In addition, the amendments require companies to provide additional information to investors about their hedging relationships which are directly affected by these uncertainties. The amendments are effective for annual periods beginning on or after 1 January 2020. The amendments are not expected to have any significant impact on the Group’s financial statements.

2	Principal accounting policies (continued)

(af)	Issued but not yet effective International Financial Reporting Standards (continued)

Amendments to IFRS 10 and IAS 28 address an inconsistency between the requirements in IFRS 10 and in IAS 28 in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The amendments require a full recognition of a gain or loss when the sale or contribution of assets between an investor and its associate or joint venture constitutes a business. For a transaction involving assets that do not constitute a business, a gain or loss resulting from the transaction is recognised in the investor’s profit or loss only to the extent of the unrelated investor’s interest in that associate or joint venture. The mandatory effective date for this amendment is not yet determined but early adoption is permitted. The amendments are not expected to have any significant impact on the Group’s financial statements.

Amendments to IAS 1 and IAS 8 provide a new definition of material. The new definition states that information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements. The amendments clarify that materiality will depend on the nature or magnitude of information. A misstatement of information is material if it could reasonably be expected to influence decisions made by the primary users. The Group expects to adopt the amendments prospectively from 1 January 2020. The amendments are not expected to have any significant impact on the Group’s financial statements.

Amendments to IAS 1 issued in January 2020 amended the definition of the current liabilities and non-current liabilities. The entity's right to defer settlement of a liability for at least twelve months after the reporting period and the definition of settlement are considered when making the classification of a liability. The amendment clarifies that classification of a liability is unaffected by the likelihood that the entity will exercise its right to defer settlement of the liability for at least twelve months after the reporting period. The Group expects to adopt the amendments retrospectively from 1 January 2022. The amendments are not expected to have any significant impact on the Group’s financial statements.

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

SinoSing Power and its subsidiaries and Huaneng Shandong Ruyi (Pakistan) Energy (Private) Co., Ltd. (“Ruyi Pakistan Energy”) and Shandong Huatai Electric Power Operation & Maintenance (Private) Co., Ltd., the subsidiaries of Hong Kong Energy, are subject to financial risks that are different from the entities operating within the PRC. They have a series of controls in place to maintain the cost of risks occurring and the cost of managing the risks at an acceptable level. Management continually monitors the risk management process to ensure that an appropriate balance between risk and control is achieved. SinoSing Power and its subsidiaries and Ruyi Pakistan Energy have their written policies and financial authorisation limits in place which are reviewed periodically. These financial authorization limits seek to mitigate and eliminate operational risks by setting approval thresholds required for entering into contractual obligations and investments.

(i)	Market risk

(1)	Foreign exchange risk

Foreign exchange risk of the entities operating within the PRC primarily arises from loans denominated in foreign currencies of the Group. SinoSing Power and its subsidiaries are exposed to foreign exchange risk on bank balances, accounts receivable, other receivables and assets, accounts payable and other liabilities that are denominated primarily in US$, a currency other than Singapore dollar (“S$”), their functional currency. Ruyi Pakistan Energy is exposed to foreign exchange risk on bank balances, financial lease receivables, accounts payable and other liabilities, short-term loans and long-term loans that are denominated primarily in US$, a currency other than Pakistan rupee (“PKR”), their functional currency. Please refer to Notes 16, 18, 19, 25, 28, 31, 36 and 43 for details. The Group manages exchange risk through closely monitoring interest and exchange market.

As at 31 December 2019, if RMB had weakened/strengthened by 5% (2018: 5%) against US$ and 3% (2018: 3%) against EUR (“€”) with all other variables constant, the Group would further recognise an exchange loss/gain amounting RMB77 million (2018: RMB98 million) and RMB4 million (2018: RMB5 million), respectively. The ranges of such sensitivity disclosed above were based on the observation on the historical trend of related exchange rates during the previous year under analysis.

As at 31 December 2019, if S$ had weakened/strengthened by 10% (2018:10%) against US$ with all other variables constant, SinoSing Power and its subsidiaries would further recognise exchange loss/gain amounting RMB39 million (2018:gain/loss RMB6 million). The range of such sensitivity disclosed above was based on the management’s experience and forecast.

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

As at 31 December 2019, if PKR had weakened/strengthened by 5% (2018: 5%) against US$ with all other variables constant, Ruyi Pakistan Energy would further recognise an exchange gain/loss amounting RMB3 million (2018: RMB47 million). The range of such sensitivity disclosed above was based on the management’s experience and forecast.

Ruyi Pakistan Energy is exposed to foreign exchange risk on payments of long-term loans that are denominated primarily in US$. Ruyi Pakistan Energy entered into an agreement on a tariff adjustment mechanism with Central Power Purchasing Agency (Guarantee) Limited (“CPPA-G”) and the tariff adjustment mechanism was approved by the National Electric Power Regulatory Authority. The mechanism mitigates foreign exchange risk by decreasing or increasing electricity tariff when the PKR strengthens or weakens against US$.

(2)	Price risk

The other equity instrument investments of the Group designated as FVTOCI are exposed to equity security price risk.

Detailed information relating to the other equity instrument investments is disclosed in Note 10. The Company closely monitors the pricing trends in the open market in determining its long-term strategic stakeholding decisions.

The Group are exposed to fuel price risk on fuel purchases. In particular, SinoSing Power and its subsidiaries use fuel oil swap to hedge against such a risk and designate them as cash flow hedges. Please refer to Note 14 for details.

(3)	Cash flow interest rate risk

The interest rate risk of the Group primarily arises from long-term loans. Loans borrowed at variable rates expose the Group to cash flow interest rate risk. The exposures of these risks are disclosed in Note 25 to the financial statements. The Group has entered into interest rate swap agreements with banks to hedge against a portion of cash flow interest rate risk.

3	Financial and capital risks management (continued)

(a)	Financial risk management (continued)

(i)	Market risk (continued)

(3)	Cash flow interest rate risk (continued)

As at 31 December 2019, if interest rates on RMB-denominated borrowings had been 50 basis points higher/lower with all other variables held constant, interest expense for the year would have been RMB746 million (2018: RMB786 million) higher/lower. If interest rates on US$-denominated borrowings had been 50 basis points higher/lower with all other variables held constant, interest expense for the year would have been RMB57 million (2018: RMB54 million) higher/lower. If interest rates on S$-denominated borrowings had been 100 basis points higher/lower with all other variables held constant, interest expense for the year would have been RMB79 million (2018: RMB74 million) higher/lower. If interest rates on PKR-denominated borrowings had been 50 basis points higher/lower with all other variables held constant, interest expense for the year would have been RMB1 million (2018: RMB2 million) higher/lower. The ranges of such sensitivity disclosed above were based on the observation on the historical trend of related interest rates during the previous year under analysis.

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

Bank deposits are placed with reputable banks and financial institutions. In addition, a significant portion is deposited with a non-bank financial institution which is a related party of the Group. The Group has a director on the Board of this non-bank financial institution and exercises influence. Corresponding maximum exposures of these bank deposits are disclosed in Note 37 (a)(i) to the financial statements.

3	Financial and capital risks management (continued)

(a)	Financial risk management (continued)

(ii)	Credit risk (continued)

Majority of the power plants of the Group operating within the PRC sell electricity generated to their sole customers, the power grid companies of their respective provinces or regions where the power plants operate. These power plants communicate with their individual grid companies periodically and believe that adequate provision for loss allowance of accounts receivable have been made in the financial statements.

Pursuant to CaiJian [2012] No. 102 Notice on the Interim Measures for Administration of Subsidy Funds for Tariff Premium of Renewable Energy jointly issued by the Ministry of Finance, the National Development and Reform Commission and the National Energy Administration in March 2012, a set of new standardised procedures for the settlement of the aforementioned renewable energy tariff premium has come into force since 2012 and approvals on a project by project basis are required before the allocation of funds to local grid companies. As at 31 December 2019, most of the Group’s related projects have been approved for the tariff premium of renewable energy and certain projects are in the process of applying for the approval. Pursuant to CaiJian [2020] No. 4 Opinions on the Promotion of Healthy Development over Non-water Renewable Energy Power Generation jointly issued by the Ministry of Finance, the National Development and Reform Commission and the National Energy Administration in January 2020, the application process of renewable energy tariff premium has been further simplified to file the project tariff supplementary information on the National Renewable Energy Information Management Platform instead of obtaining approval as mentioned in CaiJian [2012] No. 102. The tariff premium receivables are settled in accordance with prevailing government policies and prevalent payment trends of the Ministry of Finance. There is no due date for settlement. The directors are of the opinion that the application process will be completed in due course and these trade receivables from tariff premium are fully recoverable considering there were no bad debt experiences with the grid companies in the past and such tariff premium is funded by the PRC government.

Singapore subsidiaries derive revenue mainly from the sale of electricity to the National Electricity Market of Singapore operated by Energy Market Company Pte. Ltd., which does not have high credit risk. Singapore subsidiaries also derive revenue mainly from retailing electricity to consumers with monthly consumption of more than 2,000kWh. These customers engage in a wide spectrum of manufacturing and commercial activities in a variety of industries. Singapore subsidiaries also entered into a build-operate-transfer agreement with a Singapore government related entity for certain water related projects, the projects were still in construction phase and the Singapore government related entity does not has credit risk.

Ruyi Pakistan Energy derives revenue from sale of electricity to CPPA-G, which does not have high credit risk.

3	Financial and capital risks management (continued)

(a)	Financial risk management (continued)

(ii)	Credit risk (continued)

Finance lease receivables are mainly from a domestic related party, business enterprises in Singapore and CPPA-G in Pakistan. As the related party and local enterprises have a good track of records and no historical losses have incurred, the Group concluded that these receivables have low credit risk and remote possibility of default. The finance lease receivables from CPPA-G are secured against the sovereign guarantee issued by the Government of Pakistan pursuant to the designated agreement. The ECLs of the finance lease receivables are measured on the basis of lifetime ECLs, and a 0.03% of risk of default against the Government of Pakistan is considered during the assessment. The ECLs relating to the finance lease receivables recognised during the year were RMB3.09 million.

The Group measures loss allowances for accounts receivable and contract assets at an amount equal to lifetime ECLs, which is calculated using a provision matrix. Except for electricity sales, the Group’s historical credit loss experience does not indicate significantly different loss patterns for different customer segments, the loss allowance based on the past due status is not further distinguished between the Group’s different customer bases. The Group measures loss allowances for other receivables at an amount equal to 12-month ECLs unless there has been a significant increase in credit risk.

Accounts receivable	Gross carrying amount	Loss allowance

Current (not past due)	30,218,242	-
Within 1 year past due	2,052,658	68,017
1 - 3 years past due	100,696	6,816
More than 3 years past due	123,129	120,487
	32,494,725	195,320

Other receivables	Gross carrying amount	Loss allowance

Current (not past due)	1,967,567	18,253
Within 1 year past due	-	-
1 - 3 years past due	-	-
More than 3 years past due	37,908	34,278
	2,005,475	52,531

Expected loss rates are based on actual loss experience over the past 5 years. These rates are adjusted to reflect differences between economic conditions during the period over which the historic data has been collected, the current conditions, and the Group’s view of economic conditions over the expected lives of the receivables.

3	Financial and capital risks management (continued)

(a)	Financial risk management (continued)

(iii)	Liquidity risk

Liquidity risk management is to primarily ensure the ability of the Group to meet its liabilities as and when they are fall due. The liquidity reserve comprises the undrawn borrowing facility and cash and cash equivalents available as at each month end in meeting its liabilities.

The Group maintains flexibility in funding by cash generated by their operating activities and availability of committed credit facilities.

Financial liabilities due within 12 months are presented as current liabilities in the statement of financial position. The cash flows of derivative financial liabilities and repayment schedules of the long-term loans, long-term bonds and lesae liabilities are disclosed in Note 14, 25, 26 and 43, respectively.

(b)	Fair value estimation

(i)	Fair value measurements

The following table presents the assets and liabilities that are measured at fair value at 31 December 2019 on a recurring basis.

	Level 1	Level 2	Level 3	Total
Recurring fair value measurements
Assets
Financial assets at fair value through profit or loss
– Trading derivatives (Note 14)	-	4,601	-	4,601
– Contingent consideration (Note i)	-	-	457,727	457,727
– Accounts Receivable at fair value through other comprehensive income	-	1,364,579	-	1,364,579
Derivatives used for hedging (Note 14)	-	86,686	-	86,686
Other equity instrument investments (Note 10)	8,390	-	770,828	779,218
Total assets	8,390	1,455,866	1,228,555	2,692,811
Liabilities
Financial liabilities at fair value through profit or loss
– Trading derivatives (Note 14)	-	2,987	-	2,987
Derivatives used for hedging (Note 14)	-	447,721	-	447,721
Total liabilities	-	450,708	-	450,708

3	Financial and capital risks management (continued)

(b)	Fair value estimation (continued)

(i)	Fair value measurements (continued)

Note i: The Company acquired several subsidiaries including Huaneng Shandong Power Generation Co., Ltd. (“Shandong Power”) from Huaneng Group. The acquisition was completed on 1 January 2017. According to the profit compensation agreement associated with the acquisition, Huaneng Group should compensate the Company in cash based on the shortfall of accumulated actual net profit compared with the accumulated forecast net profits of certain subsidiaries of Shandong Power during the compensation period from year 2017 to 2019. As at 31 December 2019, the fair value of the above mentioned contingent consideration from Huaneng Group amounting to RMB458 million was recorded in other receivables and assets.

The following table presents the assets and liabilities that are measured at fair value at 31 December 2018 on a recurring basis.

	Level 1	Level 2	Level 3	Total
Recurring fair value measurements
Assets
Financial assets at fair value through profit or loss
– Trading derivatives (Note 14)	-	14	-	14
– Contingent consideration	-	-	991,383	991,383
Derivatives used for hedging (Note 14)	-	34,691	-	34,691
Available-for-sale financial assets
– Equity securities (Note 10) (Note i)	8,558	-	2,074,861	2,083,419
Total assets	8,558	34,705	3,066,244	3,109,507
Liabilities
Financial liabilities at fair value through profit or loss
– Trading derivatives (Note 14)	-	17,752	-	17,752
Derivatives used for hedging (Note 14)	-	527,540	-	527,540
Total liabilities	-	545,292	-	545,292

The fair value of financial instruments traded in active markets is based on quoted market prices at the end of the reporting period. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1. As at 31 December 2019, instruments included in level 1 were equity instruments in listed securities designated as financial assets measured at fair value through other comprehensive income.

3	Financial and capital risks management (continued)

(b)	Fair value estimation (continued)

(i)	Fair value measurements (continued)

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximise the use of relevant observable inputs and minimise the use of unobservable inputs. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

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

•
The fair values of accounts receivable at fair value through other comprehensive income were measured using the discounted cash flows model. The model incorporates various market observable inputs including the annualised yields of similar securitisation products and interest rate curves. The carrying amounts of trade and bills receivables are the same as their fair values.

•
The contingent consideration is valued using discounted cash flows. The valuation model considers the present value of the expected future receivables discounted using a risk-adjusted discounted rate. As at 31 December 2019, the expected contingent considerations are determined based on the audited financial statements of the acquired entities for the year ended 31 December 2019.

•
The material other equity instrument investments in unlisted securities are valued using a market-base valuation technique based on assumptions that are not supported by observable market prices or rates. The Group determines comparable public companies based on industry, size, leverage and strategy and calculates an appropriate price multiple, such as price to book (“P/B”) multiple, for each comparable company identified.

3	Financial and capital risks management (continued)

(b)	Fair value estimation (continued)

(i)	Fair value measurements (continued)

Below is a summary of significant unobservable inputs to the valuation of financial instruments together with a quantitative sensitivity analysis as at 31 December 2019:

	Valuation technique	Significant unobservable input	Range	Sensitivity of fair value to the input

Unlisted equity investments	Valuation multiples	Average P/B	2019: 1.17 to 1.49	10% increase/decrease in multiple would result in increase/decrease in fair value by RMB70.24 million.
		Discount for lack of marketability	2019: 25% to 30.1%	10% increase/decrease in multiple would result in decrease/increase in fair value by RMB30.02 million.

The discount for lack of marketability represents the amounts of premiums and discounts determined by the Group that market participants would take into account when pricing the investments.

During the year ended 31 December 2019, there are no transfers of financial instruments between level 1 and level 2, or transfers into or out of level 3.

The movements during the period in the balance of the Level 3 fair value measurements are as follows:

	As at 31 December
	2019	2018
Contingent consideration
Beginning of the year	991,383	859,547
Movement:
Gains on fair value changes	17,175	746,850
Profit compensation received from Huaneng Group	(550,831)	(615,014)
End of the year	457,727	991,383
Total gains for the year included in profit or loss for assets held at the end of the reporting period	17,175	746,850

3	Financial and capital risks management (continued)

(b)	Fair value estimation (continued)

(i)	Fair value measurements (continued)

	As at 31 December
	2019	2018
Other equity instrument investments
Beginning of the year	2,074,861	2,072,365
Addition	7,450	450
Disposal	(1,250,000)	-
Fair value changes	(61,483)	2,046
End of the year	770,828	2,074,861
Changes in fair value recognised in other comprehensive income for the year	46,113	2,046

(ii)	Fair value disclosures

The carrying value less provision for loss allowances of accounts receivable, other receivables and assets, accounts payable and other liabilities, short-term bonds and short-term loans approximated their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

The estimated fair value of long-term loans and long-term bonds (both including current maturities) was approximately RMB133.79 billion and RMB31.64 billion as at 31 December 2019 (2018: RMB149.76 billion and RMB30.08 billion), respectively. The aggregate book value of these liabilities was approximately RMB134.02 billion and RMB31.29 billion as at 31 December 2019 (2018: RMB150.17 billion and RMB29.98 billion), respectively.

(c)	Capital risk management

The objectives of the Company and its subsidiaries when managing capital are to safeguard the ability of the Company and its subsidiaries in continuing as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

The Company and its subsidiaries monitor capital by using debt ratio analysis. This ratio is calculated as total liabilities (sum of current liabilities and non-current liabilities) divided by total assets as shown in the consolidated statement of financial position. During 2019, the strategy of the Company and its subsidiaries remained unchanged from 2018. The debt ratio of the Company and its subsidiaries as at 31 December 2019 was 69.55% (2018: 72.35%).

4	Critical accounting estimates and judgments

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a)	Accounting estimates on impairment of goodwill

The Group performs annual tests on whether goodwill have suffered any impairment in accordance with the accounting policies stated in Note 2(l). The recoverable amounts of CGU or CGUs to which goodwill has been allocated are determined based on value-in-use calculations. The annual goodwill impairment assessment was complex because the determination of the recoverable amount of the underlying CGUs involved estimates and judgments, including the future sales volumes, fuel prices, gross margin and terminal growth rate used to estimate future cash flows and discount rates applied to these forecasted future cash flows of the underlying CGUs. These estimates and judgments may be significantly affected by unexpected changes in future market or economic conditions.

(b)	Accounting estimates on impairment of power generation licence

The Group performs annual tests on whether power generation licence have suffered any impairment in accordance with the accounting policies stated in Note 2(l). The recoverable amounts of the power generation licence are determined based on value-in-use calculations. The annual impairment assessment of the power generation licence was complex because the determination of the recoverable amount involved estimates and judgments, including the future sales volumes, fuel prices, gross margin and terminal growth rate used to estimate future cash flows and discount rates applied to these forecasted future cash flows. These estimates and judgments may be significantly affected by unexpected changes in future market or economic conditions.

(c)	Useful life of power generation license

As at the year end, management of the Group assesses whether the estimated useful life of its power generation licence is indefinite. This assessment is based on the expected renewal of power generation licence without significant restriction and cost, together with the consideration on related future cash flows generated and the expectation of continuous operations. Based on existing knowledge, outcomes within the next financial period that are different from assumptions could require a change to the carrying amount of the power generation licence.

4	Critical accounting estimates and judgments (continued)

(d)	Useful lives of property, plant and equipment

Management of the Group determines the estimated useful lives of property, plant and equipment and respective depreciation. The accounting estimate is based on the expected wear and tear incurred during power generation. Wear and tear can be significantly different following renovation each time. When the useful lives differ from the original estimated useful lives, management will adjust the estimated useful lives accordingly. It is possible that the estimates made based on existing experience are different to the actual outcomes within the next financial period and could cause a material adjustment to the depreciation and carrying amount of property, plant and equipment.

(e)	Accounting estimates on impairment of property, plant and equipment

The impairment assessment of property plant and equipment was complex due to the significant estimates and judgments involved in the projections of future cash flows, including the future sales volumes, fuel prices, and discount rates applied to these forecasted future cash flows. These estimates and judgments may be significantly affected by unexpected changes in future market or economic conditions.

(f)	Approval of construction of new power plants

The receiving of the ultimate approvals from the National Development and Reform Commission (“NDRC”) on certain power plant construction projects of the Group is a critical estimate and judgement of the directors. Such estimate and judgement are based on initial approval documents received as well as their understanding of the projects. Based on historical experience, the directors believe that the Group will receive final approvals from the NDRC on the related power plant projects. Deviation from the estimate and judgement could result in a significant adjustment to the carrying amount of non-current assets.

(g)	Deferred tax assets

The Group recognises the deferred tax assets to the extent that it is probable that future taxable profit will be available against which the asset can be utilised, using tax rates that are expected to be applied in the period when the asset is recovered. Recognition of deferred tax assets was complex because it requires significant estimation and judgment, and it involves significant assumptions, including future taxable profits, future tax rates, the reversal of deductible and taxable temporary differences, and the possible utilisation of tax losses carried forward that could be significantly affected by unexpected changes in tax law framework and future market or economic conditions.

4	Critical accounting estimates and judgments (continued)

(h)	Leases – Estimating the incremental borrowing rate

The Group cannot readily determine the interest rate implicit in certain leases, and therefore, it uses an incremental borrowing rate (“IBR”) to measure lease liabilities.  The IBR is the rate of interest that the Group would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment.  The IBR therefore reflects what the Group “would have to pay”, which requires estimation when no observable rates are available (such as for subsidiaries that do not enter into financing transactions) or when it needs to be adjusted to reflect the terms and conditions of the lease. The Group estimates the IBR using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates (such as the subsidiary’s stand-alone credit rating).

5	Revenue and segment information

(a)	Disaggregation of revenue

In the following table, revenue is disaggregated by major products and/or service lines of revenue recognition. The table also includes a reconciliation of the disaggregated operating revenue to the Group’s reportable segments (Note 5 (b)).

For the year ended 31 December 2019	PRC power segment	Overseas segment	All other segments	Inter-segment revenue	Total
		Note i
-Sales of power and heat	152,806,163	12,129,652	—	—	164,935,815
-Sales of coal and raw materials	1,353,538	527,798	—	—	1,881,336
-Port service	—	—	505,485	(330,272)	175,213
-Transportation service	—	—	166,816	(118,297)	48,519
-Lease income	161,525	1,689,878	—	—	1,851,403
-Others	1,320,409	3,788,133	28,185	(19,612)	5,117,115
Total	155,641,635	18,135,461	700,486	(468,181)	174,009,401
Revenue:
-From contracts with customers within the scope of IFRS15					172,157,998
-From other sources					1,851,403

For the year ended 31 December 2018	PRC power segment	Overseas segment	All other segments	Inter-segment revenue	Total
-Sales of power and heat	154,816,070	11,490,601	—	—	166,306,671
-Sales of coal and raw materials	649,374	214,402	—	—	863,776
-Port service	—	—	441,637	(296,639)	144,998
-Transportation service	—	—	206,691	(153,334)	53,357
-Others	1,860,823	297,857	45,071	(21,929)	2,181,822
Total	157,326,267	12,002,860	693,399	(471,902)	169,550,624
Revenue:
-From contracts with customers within the scope of IFRS15					169,467,647
-From other sources					82,977

For the year ended 31 December 2017	PRC power segment	Overseas segment	All other segments	Inter-segment revenue	Total

-Sales of power and heat	138,950,879	9,974,563	-	-	148,925,442
-Sales of coal and raw materials	1,143,299	-	-	-	1,143,299
-Port service	-	-	470,498	(238,138)	232,360
-Transportation service	-	-	181,117	(107,287)	73,830
-Others	1,973,452	103,468	42,790	(35,197)	2,084,513

Total	142,067,630	10,078,031	694,405	(380,622)	152,459,444

Revenue:
From contracts with customer s within the scope of IFRS15					152,363,979
-From other sources					95,465

5	Revenue and segment information (continued)

(a)	Disaggregation of revenue (continued)

Note i: Overseas segment mainly consists of the operations in Singapore and the operation in Pakistan (consolidated since 31 December 2018).

The revenue from the sale of power and heat and sale of coal and raw materials is recognised at a point in time upon the transfer of products, whereas the revenue from port service, transportation service, maintenance service, and heating pipeline service is recognised over time during the provision of service.

(b)	Segment information

Directors and certain senior management of the Company perform the function as the chief operating decision maker (collectively referred to as the “senior management”). The senior management reviews the internal reporting of the Group in order to assess performance and allocate resources. The Company has determined the operating segments based on these reports. The reportable segments of the Group are the PRC power segment, overseas segment and all other segments (mainly including port and transportation operations). No operating segments have been aggregated to form a reportable segment.

Senior management assesses the performance of the operating segments based on a measure of profit before income tax expense under China Accounting Standard for Business Enterprises (“PRC GAAP”) excluding dividend income received from other equity instrument investments, share of profits of China Huaneng Finance Co., Ltd. (“Huaneng Finance”) and operating results of the centrally managed and resource allocation functions of headquarters (“segment results”). Other information provided, except as noted below, to the senior management of the Company is measured under PRC GAAP.

Segment assets exclude other equity instrument investments, investment in Huaneng Finance and assets related to the centrally managed and resource allocation functions of headquarters that are not attributable to any operating segment (“corporate assets”). Segment liabilities exclude liabilities related to the centrally managed and resource allocation functions of headquarters that are not attributable to any operating segment (“corporate liabilities”). These are part of the reconciliation to total assets and total liabilities of the consolidated statement of financial position.

All sales among the operating segments have been eliminated as internal transactions when preparing consolidated financial statements.

5	Revenue and segment information (continued)

(b)	Segment information (continued)

				(Under PRC GAAP)
	PRC power segment	Overseas segment	All other segments	Total
For the year ended 31 December 2019
Total revenue	155,641,635	17,610,861	700,486	173,952,982
Intersegment revenue	-	-	(468,181)	(468,181)
External revenue	155,641,635	17,610,861	232,305	173,484,801
Segment results	4,808,383	162,465	(204,137)	4,766,711
Interest income	162,973	100,177	1,404	264,554
Interest expense	(9,260,294)	(1,308,380)	(114,490)	(10,683,164)
Impairment loss	(5,320,376)	(6,119)	(485,325)	(5,811,820)
Credit loss	(6,570)	(67,987)	-	(74,557)
Depreciation and amortisation	(19,953,257)	(752,285)	(167,553)	(20,873,095)
Net gain / (loss) on disposal of non-current assets	132,902	4,189	(3)	137,088
Share of profits less losses of associates and joint ventures	745,980	-	240,330	986,310
Income tax expense	(2,501,763)	89,006	(22,140)	(2,434,897)

	PRC power segment	Overseas segment	All other segments	Total
For the year ended 31 December 2018
Total revenue	157,636,808	12,002,860	693,399	170,333,067
Inter-segment revenue	-	-	(471,902)	(471,902)
External revenue	157,636,808	12,002,860	221,497	169,861,165
Segment results	3,596,245	(363,636)	389,876	3,622,485
Interest income	163,699	69,841	2,198	235,738
Interest expense	(9,879,911)	(465,099)	(101,694)	(10,446,704)
Impairment loss	(895,121)	(251,031)	-	(1,146,152)
Credit loss	(38,368)	(4,210)	-	(42,578)
Depreciation and amortization	(18,909,485)	(774,625)	(142,179)	(19,826,289)
Net gain/ (loss) on disposal of non-current assets	70,186	(1,052)	(11)	69,123
Share of profits less losses of associates and joint ventures	640,057	737,185	307,417	1,684,659
Income tax expense	(1,146,997)	134,573	(16,523)	(1,028,947)

5	Revenue and segment information (continued)

(b)	Segment information (continued)

				(Under PRC GAAP)
	PRC power segment	Overseas segment	All other segments	Total
For the year ended 31 December 2017
Total revenue	142,578,381	10,078,031	694,405	153,350,817
Inter-segment revenue	-	-	(380,622)	(380,622)
External revenue	142,578,381	10,078,031	313,783	152,970,195
Segment results	2,307,505	(613,572)	302,191	1,996,124
Interest income	128,564	70,756	1,223	200,543
Interest expense	(9,128,621)	(450,928)	(145,112)	(9,724,661)
Impairment loss	(1,202,064)	(994)	(19,742)	(1,222,800)
Depreciation and amortization	(18,361,594)	(856,979)	(189,764)	(19,408,337)
Net loss on disposal of non-current assets	(580,325)	(995)	(3)	(581,323)
Share of profits less losses of associates and joint ventures	28,796	(36,114)	307,923	300,605
Income tax expense	(1,675,083)	99,150	(5,386)	(1,581,319)

				(Under PRC GAAP)
	PRC power segment	Overseas segment	All other segments	Total
31 December 2019
Segment assets	354,648,084	43,122,947	9,857,566	407,628,597
Including:
Additions to non-current assets (excluding financial assets and deferred income tax assets)	39,564,514	716,642	251,957	40,533,113
Investments in associates	13,187,050	-	3,540,265	16,727,315
Investments in joint ventures	1,239,866	-	1,232,556	2,472,422
Segment liabilities	(262,154,063)	(27,397,122)	(2,552,860)	(292,104,045)

31 December 2018
Segment assets	345,057,426	40,886,478	10,406,648	396,350,552
Including:
Additions to non-current assets (excluding financial assets and deferred income tax assets)	18,467,651	581,225	492,585	19,541,461
Investments in associates	12,351,738	-	3,275,398	15,627,136
Investments in joint ventures	1,111,854	-	1,239,876	2,351,730
Segment liabilities	(269,224,115)	(25,600,861)	(2,683,920)	(297,508,896)

5	Revenue and segment information (continued)

(b)	Segment information (continued)

A reconciliation of external revenue to operating revenue is provided as follows:

	For the year ended 31 December
	2019	2018	2017

External revenue (PRC GAAP)	173,484,801	169,861,165	152,970,195
Reconciling item:
Impact of restatement under PRC GAAP in relation to business combination under common control	-	(310,541)	(510,751)
Impact of recognition of BOT* related revenue under IFRS	524,600	-	-
Operating revenue per IFRS consolidated statement of comprehensive income	174,009,401	169,550,624	152,459,444

*BOT refer to the build-operate-transfer (Note 3)

A reconciliation of segment result to profit before income tax expense is provided as follows:

	For the year ended 31 December
	2019	2018	2017
Segment results (PRC GAAP)	4,766,711	3,622,485	1,996,124
Reconciling items:
Loss related to the headquarters	(155,395)	(354,162)	(170,210)
Share of profits of associate-Huaneng Finance	200,810	166,864	143,794
Dividend income of available-for-sale financial assets	-	-	124,918
Dividend income of other equity instruments investments	685	1,168	-
Gains on disposal of available-for-sale financial asset	-	-	1,479,732
Impact of restatement under PRC GAAP in relation to business combination under common control	-	7,121	145,682
Impact of other IFRS adjustments*	(1,693,351)	(1,470,329)	(918,307)
Profit before income tax expense per IFRS consolidated statement of comprehensive income	3,119,460	1,973,147	2,801,733

Reportable segments’ assets are reconciled to total assets as follows:

	As at 31 December
	2019	2018
Total segment assets (PRC GAAP)	407,628,597	396,350,552
Reconciling items:
Investment in Huaneng Finance	1,416,183	1,391,431
Deferred income tax assets	3,271,488	3,143,465
Prepaid income tax	139,617	134,477
Other equity instrument investments	779,217	2,083,419
Corporate assets	361,441	338,113
Impact of other IFRS adjustments*	14,653,520	16,461,854
Total assets per IFRS consolidated statement of financial position	428,250,063	419,903,311

5	Revenue and segment information (continued)

(b)	Segment information (continued)

Reportable segments’ liabilities are reconciled to total liabilities as follows:

	As at 31 December
	2019	2018
Total segment liabilities (PRC GAAP)	(292,104,045)	(297,508,896)
Reconciling items:
Current income tax liabilities	(748,957)	(231,299)
Deferred income tax liabilities	(996,021)	(1,050,326)
Corporate liabilities	(2,458,677)	(2,864,737)
Impact of other IFRS adjustments*	(1,563,317)	(2,126,383)
Total liabilities per IFRS consolidated statement of financial position	(297,871,017)	(303,781,641)

Other material items:

	Reportable segment total	Headquarters	Share of profits of Huaneng Finance	Impact of restatement under PRC GAAP in relation to business combination under common control	Impact of other IFRS adjustments*	Total
For the year ended 31 December 2019
Total revenue	173,484,801	-	-	-	524,600	174,009,401
Interest expense	(10,683,164)	(79,554)	-	-	-	(10,762,718)
Depreciation and amortisation	(20,873,095)	(14,147)	-	-	(1,079,563)	(21,966,805)
Impairment loss	(5,811,820)	-	-	-	(373,037)	(6,184,857)
Credit loss	(74,557)	-	-	-	-	(74,557)
Share of profits less losses of associates and joint ventures	986,310	-	200,810	-	(1,498)	1,185,622
Net gain/(loss) on disposal of non-current assets	137,088	-	-	-	(67,639)	69,449
Income tax expense	(2,434,897)	-	-	-	423,642	(2,011,255)
For the year ended 31 December 2018
Total revenue	169,861,165	-	-	(310,541)	-	169,550,624
Interest expense	(10,446,704)	(98,398)	-	58,690	-	(10,486,412)
Depreciation and amortisation	(19,826,289)	(26,122)	-	167,910	(1,231,613)	(20,916,114)
Impairment loss	(1,146,152)	-	-	(8)	(650,322)	(1,796,482)
Credit loss	(42,578)	-	-	1,611	-	(40,967)
Share of profits less losses of associates and joint ventures	1,684,659	-	166,864	-	(28,108)	1,823,415
Net gain/(loss) on disposal of non-current assets	69,123	(5)	-	-	(26,612)	42,506
Income tax expense	(1,028,947)	-	-	3,936	381,838	(643,173)
For the year ended 31 December 2017
Total revenue	152,970,195	-	-	(510,751)	-	152,459,444
Interest expense	(9,724,661)	(126,900)	-	102,557	-	(9,749,004)
Depreciation and amortisation	(19,408,337)	(38,819)	-	280,295	(1,468,972)	(20,635,833)
Impairment loss	(1,222,800)	-	-	34,313	1,275	(1,187,212)
Share of profits less losses of associates and joint ventures	300,605	-	143,794	-	(19,184)	425,215
Net (loss)/gain on disposal of non-current assets	(581,323)	3,174	-	(20)	(38,287)	(616,456)
Income tax expense	(1,581,319)	-	-	7,851	355,942	(1,217,526)

5	Revenue and segment information (continued)

(b)	Segment information (continued)

*
Other GAAP adjustments above primarily represented the classification adjustments and adjustments related to business combination and borrowing cost. Other than the classification adjustments, the differences will be gradually eliminated following subsequent depreciation and amortisation of related assets or the extinguishment of liabilities.

Geographical information (Under IFRS):

(i)	External revenue generated from the following countries:

	For the year ended 31 December
	2019	2018	2017
PRC	155,873,940	157,547,764	142,381,413
Overseas	18,135,461	12,002,860	10,078,031
Total	174,009,401	169,550,624	152,459,444

The geographical location of customers is based on the location at which the electricity was transferred, goods were delivered and services provided.

(ii)	Non-current assets (excluding financial assets and deferred income tax assets) are located in the following countries:

	As at 31 December
	2019	2018
PRC	327,410,156	317,850,476
Overseas	24,830,127	23,302,942
Total	352,240,283	341,153,418

The non-current asset information above is based on the locations of the assets.

The information on sales to major customers of the Group which accounted for 10% or more of external revenue is as follows:

In 2019, the revenue from grid companies under common control of State Grid Corporation of China within the PRC power segment in total accounted for 79% of external revenue (2018: 76%, 2017: 76%). The sales to a subsidiary of State Grid Corporation of China which accounted for 10% or more of external revenue is as follows:

	For the year ended 31 December
	2019		2018		2017
	Amout	Proportion	Amout	Proportion	Amout	Proportion
State Grid Shandong Electric Power Company	29,575,604	17%	31,156,948	18%	28,659,891	19%

5	Revenue and segment information (continued)

(c)	Contract balances

The contract assets primarily relate to the Group’s rights to consideration for service completed but not billed at the reporting date. The contract assets are transferred to receivables when the rights become unconditional according to the contract.

The contract liabilities primarily relate to the advance received from customers for heat sales and heating pipeline upfront fees. The contract liabilities of RMB224 million at the beginning of the year has been recognised as revenue of heating pipeline service in 2019. The contract liabilities of RMB1,732 million at the beginning of the year has been recognized as revenue of heat sales in 2019.

(i)	The transaction price allocated to remaining performance obligations (unsatisfied or partially unsatisfied) are as follows:

	As at 31 December 2019	As at 31 December 2018
With 1 year	220,046	224,230
Over 1 year	2,223,208	2,024,452
Total (Note 27)	2,443,254	2,248,682

The transaction price allocated to the above remaining performance obligations expected to be recognized more than one year relate to the provision of heating pipeline services, of which the performance obligations are to be satisfied within 17 years. The amount disclosed above does not include variable consideration which is constrained.

(ii)	performance obligations

The Group has elected the practical expedient of not disclosing the remaining obligation excluding heating pipeline upfront fees. No information is provided about the performance obligations at 31 December 2019 that have an original expected duration of one year or less, as allowed by IFRS 15.

6	Profit before income tax expense

Profit before income tax expense was determined after charging/(crediting) the following:

	For the year ended 31 December
	2019	2018	2017
Total interest expense on borrowing	11,342,526	10,982,230	10,225,069
Less: amounts capitalized in property, plant and equipment	579,808	495,818	476,065
Interest expenses charged in consolidated statement of comprehensive income	10,762,718	10,486,412	9,749,004
Including: Interest expenses on lease liabilities	171,573	-	-
Auditors’ remuneration-audit services	42,019	68,750	64,160
Operating leases charge	-	377,162	364,756
Minimum lease payments under operating lease, lease payments not included in the measurement of lease liabilities	234,139	-	-
Fuel	97,686,799	105,736,173	92,737,304
Depreciation of property, plant and equipment (Note i)	21,130,076	20,466,423	20,180,830
Depreciation of right-of-use assets (Note i)	734,827	-	-
Amortization of land use rights (Note i)	-	344,068	341,125
Amortization of other non-current assets	101,902	105,623	113,878
Impairment loss of property, plant and equipment (Note 7)	5,719,990	989,778	1,046,195
Impairment loss of land use rights	-	-	108,590
Impairment loss of mining rights (Note 13)	-	135,085	-
Impairment loss of goodwill (Note 15)	-	409,371	-
Impairment loss of other non-current assets	464,867	8,432	5,008
Recognition of loss allowance for receiviables	74,557	40,967	27,682
Recognition/(reversal) of provision for inventory obsolescence (Note 17)	22,453	253,816	(263)
Net (gain)/ loss on disposals of non-current assets	(69,449)	(42,506)	616,456
Government grants	(818,101)	(521,380)	(421,912)
Included in other investment income
-Gains on disposal of available-for-sale financial assets	-	-	(1,479,732)
-Dividends on available-for-sale financial assets	-	-	(124,918)
-Dividends on other equity instrument investments	(685)	(1,168)	-
-Gains on disposal of subsidiaries (Note 20, 41(b))	(256,009)	-	(52,330)
-Loss on disposal of a joint venture	-	270,741	-
Included in (gain)/loss on fair value changes of financial assets/liabilities
-Contingent consideration of the business combination	(17,175)	(746,850)	(859,547)
-Loss on fair value changes of trading derivatives	(19,492)	20,007	2,761

6	Profit before income tax expense (continued)

Other operating expenses consist of impairment losses of property, plant and equipment, goodwill, mining rights and impairment losses of other non-current assets, loss on disposal of a joint venture, recognition of loss allowance for receivables, recognition/(reversal) of provision for inventory obsolescence, gain on disposals of non-current assets substituted power arrangement expenses, insurance, government grants and other miscellaneous expenses.

Note i: Upon the adoption IFRS 16, depreciation of finance lease assets was reclassified from “property, plant and equipment” to “right-of-use assets”, and amortisation of land use rights was reclassified from “land use rights” to “right-of-use assets”.

7	Property, plant and equipment

	Dams	Port facilities	Buildings	Electric utility plant in service	Transport- ation facilities	Others	CIP	Total
As at 1 January 2018
Cost	2,220,224	3,358,811	11,173,669	418,360,698	1,155,392	5,972,688	29,534,677	471,776,159
Accumulated depreciation	(226,512)	(443,259)	(3,019,198)	(170,525,898)	(362,222)	(3,523,292)	-	(178,100,381)
Accumulated impairment losses	(356,023)	-	(52,387)	(7,914,640)	-	(33,213)	(991,422)	(9,347,685)
Net book value	1,637,689	2,915,552	8,102,084	239,920,160	793,170	2,416,183	28,543,255	284,328,093
Year ended 31 December 2018
Beginning of the year	1,637,689	2,915,552	8,102,084	239,920,160	793,170	2,416,183	28,543,255	284,328,093
Reclassification	-	-	90,791	(108,874)	-	18,083	-	-
Business combination	-	-	38,845	3,128,388	1,683	294,629	5,120	3,468,665
Additions	-	195	18,996	543,660	-	71,414	15,981,274	16,615,539
Transfer from CIP	5,867	50,824	514,167	17,726,156	460	108,477	(18,405,951)	-
Reclassification to assets held for sale	-	-	-	(547,720)	-	(3,668)	(2,645)	(554,033)
Disposals/write-off	-	-	(41,618)	(449,894)	-	(16,568)	-	(508,080)
Depreciation charge	(38,832)	(117,025)	(405,045)	(19,446,539)	(62,771)	(423,051)	-	(20,493,263)
Impairment charge	-	-	(20,002)	(947,520)	-	(112)	(22,144)	(989,778)
Currency translation differences	-	-	-	193,872	-	191	66	194,129
End of the year	1,604,724	2,849,546	8,298,218	240,011,689	732,542	2,465,578	26,098,975	282,061,272
As at 31 December 2018
Cost	2,308,072	3,409,830	12,566,461	472,814,967	1,219,218	7,226,391	27,112,542	526,657,481
Accumulated depreciation	(301,125)	(560,284)	(4,147,947)	(221,703,642)	(486,676)	(4,722,608)	-	(231,922,282)
Accumulated impairment losses	(402,223)	-	(120,296)	(11,099,636)	-	(38,205)	(1,013,567)	(12,673,927)
Net book value	1,604,724	2,849,546	8,298,218	240,011,689	732,542	2,465,578	26,098,975	282,061,272
Year ended 31 December 2019
Beginning of the year	1,604,724	2,849,546	8,298,218	240,011,689	732,542	2,465,578	26,098,975	282,061,272
Upon adoption of IFRS 16	-	-	-	(1,387,259)	-	(229,292)	-	(1,616,551)
Beginning of the year (restated)	1,604,724	2,849,546	8,298,218	238,624,430	732,542	2,236,286	26,098,975	280,444,721
Reclassification	-	(1,104,389)	6,313	(183)	-	1,098,259	-	-
Acquisition (note 41)	-	-	-	-	-	-	2,038,550	2,038,550
Additions	-	-	7,249	187,370	242	164,909	29,978,861	30,338,631
Transfer from CIP	39	1,794,267	771,582	17,261,238	190,777	158,621	(20,176,524)	-
Disposals/write-off	(2,292)	-	(470,877)	(157,316)	(4)	(4,664)	-	(635,153)
Depreciation charge	(42,965)	(88,629)	(430,155)	(20,057,767)	(69,473)	(449,818)	-	(21,138,807)
Impairment charge	-	(439,190)	(116,355)	(3,864,903)	(993)	(43,432)	(1,255,117)	(5,719,990)
Currency translation differences	-	-	-	298,193	-	(3,764)	526	294,955
End of the year	1,559,506	3,011,605	8,065,975	232,291,062	853,091	3,156,397	36,685,271	285,622,907
As at 31 December 2019
Cost	2,305,554	3,975,987	12,916,746	488,256,686	1,410,233	8,429,661	38,949,263	556,244,130
Accumulated depreciation	(343,836)	(525,192)	(4,614,648)	(241,169,240)	(556,149)	(5,191,819)	-	(252,400,884)
Accumulated impairment loss	(402,212)	(439,190)	(236,123)	(14,796,384)	(993)	(81,445)	(2,263,992)	(18,220,339)
Net book value	1,559,506	3,011,605	8,065,975	232,291,062	853,091	3,156,397	36,685,271	285,622,907

7	Property, plant and equipment (continued)

Interest capitalization

Interest expense of approximately RMB580 million (2018: RMB496 million) arising on borrowings for the construction of property, plant and equipment was capitalised during the year and was included in ‘Additions’ in property, plant and equipment. The weighted average capitalisation rate was approximately 4.44% (2018: 4.57%) per annum.

Impairment

When any indicators of impairment are identified, property, plant and equipment are reviewed for impairment based on each CGU. The CGU is an individual plant or entity. The carrying values of these individual plants or entities were compared to the recoverable amounts of the CGUs, which were based predominantly on value-in-use. In 2019, impairment losses for property, plant and equipment of certain power projects in PRC segment amounting to approximately RMB5,720 million have been recognised. The recoverable amount of these aforesaid CGUs in aggregate is RMB8,879 million as at 31 December 2019. Factors leading to the impairment include lower than expected operating results of subsidiaries in 2019 due to oversupply and fierce competition within the electricity market and future decommission plan of thermal power generation units. Value-in-use calculations use pre-tax cash flow projections based on the 2020 financial budgets approved by management and are extrapolated using the same cash flow projections of the remaining years with changes being made to reflect the estimated changes in future market or economic conditions. Other key assumptions applied in the impairment testing include the future sales volumes and fuel prices. Management determined these key assumptions based on past performance and their expectations on market development. Further, the Group adopts a pre-tax and non-inflation rate of ranging from 7.00% to 12.77% that reflects specific risks related to the CGUs as discount rate. The assumptions above are used in analysing the recoverable amounts of the CGUs within operating segments. These estimates and judgments may be significantly affected by unexpected changes in the future market or economic conditions.

In 2018, impairment losses for property, plant and equipment of certain power projects amounting to approximately RMB990 million have been recognised. Factors leading to the impairment include lower than expected operating results of subsidiaries in 2018 due to oversupply and fierce competition within the electricity market. Pre-tax discount rates, ranging from 7.74% to 12.84%, were adopted in the value in use model in the determination of the recoverable amounts for the power plants. In addition, as a result of the low demand of coal-fired power in local market and site selection issues, management estimated the possibility of further development of a coal-fired power project and a wind power project was remote; and thus, the projects under construction with a carrying value of RMB14 million and RMB8 million were fully impaired in 2018, respectively.

Security

As at 31 December 2019, certain property, plant and equipment were secured to a bank as collateral against a long-term loan (Note 25).

7	Property, plant and equipment (continued)

Buildings without ownership certificate

At 31 December 2019, the Group was in the process of applying for the ownership certificate for certain buildings (buildings for power generation were included in electric utility plant in service) with an aggregate net book value of RMB7,779 million (2018: RMB8,386 million). The managements are of the opinion that the Group is entitled to lawfully and validly occupy and use of the abovementioned buildings. There has been no litigations, claims or assessments against the Group for compensation with respect to the use of these buildings as at the date of approval of these financial statements.

8          Investments in associates and joint ventures

	2019	2018
Beginning of the year	19,553,964	19,517,623
Capital injections in associates and joint ventures	313,197	463,258
Transfer to subsidiaries	-	(1,314,040)
Share of net profit less loss	1,185,622	1,823,415
Share of other comprehensive income/(loss)	368,696	(531,186)
Currency translation differences	-	45,762
Share of other capital reserve of equity-method investees	-	(80,543)
Dividends	(638,220)	(370,325)
End of the year	20,783,259	19,553,964

8          Investments in associates and joint ventures (continued)

As at 31 December 2019, investments in associates and joint ventures of the Company and its subsidiaries are unlisted except for Shenzhen Energy Corporation Limited (“SECL”) which is listed on the Shenzhen Stock Exchange. The following list contains only the particulars of material associates and joint ventures:

				Percentage of equity interest held
Name	Country of incorporation	Registered capital	Business nature and scope of operation	Direct	Indirect[1]
Associates:
Huaneng Sichuan Hydropower Co., Ltd. (“Sichuan Hydropower”)	PRC	RMB1,469,800,000	Development, investment, construction, operation and management of hydropower	49%	-
SECL*	PRC	RMB3,964,491,597	Energy and investment in related industries	25.02%	-
Hebei Hanfeng Power Generation Limited Liability Company (“Hanfeng Power”)	PRC	RMB1,975,000,000	Power generation	40%	-
Huaneng Finance	PRC	RMB5,000,000,000	Provision for financial service including fund deposit services, lending, finance lease arrangements, notes discounting and entrusted loans and investment arrangement within Huaneng Group	20%	-
China Huaneng Group Fuel Co., Ltd. (“Huaneng Group Fuel Company”) **	PRC	RMB3,000,000,000	Wholesale of coal, import and export of coal	50%	-
Hainan Nuclear Power Limited Liability Company (“Hainan Nuclear”)	PRC	RMB5,063,640,000	Construction and operation of nuclear power plants; production and sales of electricity and related products	30%	-
Joint ventures:
Shanghai Time Shipping Co., Ltd. (“Shanghai Time Shipping”)	PRC	RMB1,200,000,000	International and domestic sea transportation	50%	-
Jiangsu Nantong Power Generation Co., Ltd. (“Jiangsu Nantong Power”)	PRC	RMB1,596,000,000	Operation and Management of power generation plants and transportation related projects	-	35%

[1]	The indirect percentage of equity interest held represents the effective ownership interest of the Company and its subsidiaries.

*	As at 31 December 2019, the fair value of the Company’s shares in SECL was RMB6,159 million (2018: RMB5,207 million).

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

8          Investments in associates and joint ventures (continued)

Summarized financial information of the material associates, adjusted for any differences in accounting policies and acquisition adjustments, and reconciliation to the carrying amounts in the consolidated financial statements, are disclosed below:

	Sichuan Hydropower		SECL		Huaneng Finance		Hanfeng Power		Huaneng Group Fuel Company		Hainan Nuclear
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
Gross amounts of the associates’
Current assets	873,821	1,064,837	20,887,020	24,066,320	23,099,357	31,484,547	849,386	934,257	6,010,002	5,157,038	3,085,059	2,520,515
Non-current assets	14,305,871	14,472,981	76,623,640	62,798,620	20,746,004	20,106,246	1,661,565	1,810,145	3,781,166	3,928,269	20,749,672	22,091,197
Current liabilities	(2,772,221)	(3,903,679)	(25,533,260)	(24,141,930)	(36,733,579)	(44,560,156)	(442,628)	(642,355)	(3,827,415)	(2,900,223)	(3,338,370)	(2,490,271)
Non-current liabilities	(7,788,402)	(7,060,740)	(38,446,550)	(35,193,400)	(30,867)	(73,483)	(166,718)	(35,503)	(2,121,112)	(2,464,580)	(15,930,100)	(17,908,511)
Equity	4,619,069	4,573,399	33,530,850	27,529,610	7,080,915	6,957,154	1,901,605	2,066,544	3,842,641	3,720,504	4,566,261	4,212,930
-Equity attributable to shareholders	3,464,302	3,409,111	24,103,107	21,118,225	7,080,915	6,957,154	1,901,605	2,066,544	3,590,096	3,477,211	4,566,261	4,212,930
-Non-controlling interests	1,154,767	1,164,288	9,427,743	6,411,385	-	-	-	-	252,545	243,293	-	-
Revenue	2,252,535	2,242,269	20,851,430	18,518,430	1,574,856	1,610,768	2,081,865	2,232,700	27,832,662	20,568,107	3,453,022	2,626,882
Gross Profit	575,401	502,266	6,472,550	4,933,510	1,064,181	908,198	(46,899)	73,828	173,371	84,037	142,906	(5,652,406)
Net Profit	509,034	426,154	1,749,600	589,821	1,004,048	834,318	(54,444)	(6,665)	150,460	80,882	307,135	(392,000)
Profit/(loss) from operations attributable to shareholders	327,042	225,705	1,598,540	589,821	1,004,048	834,318	(54,444)	(6,665)	144,500	70,766	307,135	(392,000)
Other comprehensive income/(loss) attributable to shareholders	-	-	1,589,390	(1,117,524)	(150,286)	78,951	-	-	2,164	6,101	-	-
Total comprehensive income/(loss) attributable to shareholders	327,042	225,705	3,187,930	(527,703)	853,762	913,269	(54,444)	(6,665)	146,664	76,867	307,135	(392,000)
Dividend received from the associates	116,505	106,598	49,587	79,339	146,000	128,000	43,132	-	20,000	-	-	-
Reconciled to the interests in the associates
Gross amounts of net assets attributable to shareholders of the associate	3,464,302	3,409,111	24,103,107	21,118,225	7,080,915	6,957,154	1,901,605	2,066,544	3,590,096	3,477,211	4,566,261	4,212,930
The Group’s effective interest	49%	49%	25.02%	25.02%	20%	20%	40%	40%	50%	50%	30%	30%
The Group’s share of net assets attributable to shareholders of the associate	1,697,508	1,670,464	6,030,597	5,282,723	1,416,183	1,391,431	760,642	826,618	1,795,048	1,738,606	1,369,878	1,263,879
Impact of adjustments	207,586	207,586	1,161,810	1,161,810	-	-	293,082	293,082	16,521	16,521	14,076	14,076
Carrying amount in the consolidated financial statements	1,905,094	1,878,050	7,192,407	6,444,533	1,416,183	1,391,431	1,053,724	1,119,700	1,811,569	1,755,127	1,383,954	1,277,955

8          Investments in associates and joint ventures (continued)

Summarized financial information of material joint ventures adjusted for any differences in accounting policies and acquisition adjustment, and reconciliation to the carrying amount in the consolidated financial statements, are disclosed below:

	Shanghai Time Shipping		Jiangsu Nantong Power
	2019	2018	2019	2018

Gross amounts of joint ventures’
Current assets	280,687	345,658	396,850	763,572
Non-current assets	4,083,160	4,335,923	5,294,584	5,399,783
Current liabilities	(2,367,244)	(2,151,722)	(2,660,119)	(2,826,652)
Non-current liabilities	(54,623)	(709,165)	(901,583)	(1,128,274)
Equity	1,941,980	1,820,694	2,129,732	2,208,429
Revenue	1,613,813	2,423,130	2,959,197	3,287,872
Gross Profit	135,846	129,789	490,578	444,914
Net Profit	121,284	425,900	211,589	174,652
Total comprehensive income/(loss)	121,284	425,900	211,589	174,652
Dividend received in cash from the joint ventures	-	-	145,143	24,387

Reconciled to the interest in the joint ventures:
Gross amounts of net assets	1,941,980	1,820,694	2,129,732	2,208,429
The Group’s and its subsidiaries’ effective interest rates	50%	50%	50%	50%
The Group’s share of net assets	970,990	910,347	1,064,866	1,104,215
Impact of adjustments	18,324	18,324	-	-
Carrying amount in the consolidated financial statements	989,314	928,671	1,064,866	1,104,215

Aggregate information of associates and joint ventures that are not individually material:

	2019	2018
Aggregate carrying amount of individually immaterial associates and joint ventures in the consolidated financial statements	3,966,148	3,654,282
Aggregate amounts of the Group's share of those associates and joint ventures Profit from continuing operations	123,869	52,935
Total comprehensive income	123,954	53,197

As at 31 December 2019, the Group’s share of losses of associates and a joint venture exceeded its interests in associates and a joint venture and the unrecognised further losses amounted to RMB538 million (2018: RMB505 million).

As at 31 December 2019, there were no proportionate interests in the associates’ and a joint ventures’ capital commitments (31 December 2018: Nil). There were no material contingent liabilities relating to the Group’s interests in the associates and joint ventures, and the associates and joint ventures themselves.

9	Investments in subsidiaries

As at 31 December 2019, the investments in subsidiaries of the Company and its subsidiaries, all of which are unlisted, are as follows:

(i)	Subsidiaries acquired through establishment or investment

	Country of	Type of	Registered	Business nature and scope	Percentage of equity interest held
Name of subsidiary	incorporation	interest held	capital	of operations	Interest	Voting

Huaneng International Power Fuel Limited Liability Company	PRC	held directly	RMB 200,000,000	Wholesale of coal	100%	100%

Huaneng Shanghai Shidongkou Power Generation Limited Liability Company (“Shidongkou Power”) (i)	PRC	held directly	RMB 1,179,000,000	Power generation	50%	100%

Huaneng Nantong Power Generation Limited Liability Company	PRC	held directly	RMB 798,000,000	Power generation	70%	70%

Huaneng Yingkou Co-generation Limited Liability Company	PRC	held directly	RMB 844,030,000	Production and sales of electricity and heat sale of coal ash and lime	100%	100%

Huaneng Hunan Xiangqi Hydropower Co.Ltd.	PRC	held directly	RMB 328,000,000	Construction, operation and management of hydropower plants and related projects	100%	100%

Huaneng Zuoquan Coal-fired Power Generation Limited Liability Company	PRC	held directly	RMB 960,000,000	Construction, operation and management of electricity projects; development and utilization of clean energy resources	80%	80%

Huaneng Kangbao Wind Power Utilization Limited Liability Company	PRC	held directly	RMB 407,200,000	Construction, operation and management of wind power plants and related projects; solar power generation	100%	100%

Huaneng Jiuquan Wind Power Generation Co., Ltd. (“Jiuquan Wind Power”)	PRC	held directly	RMB 2,610,000,000	Construction, operation and management of wind power generation and related projects	100%	100%

Huaneng Rudong Wind Power Generation Co., Ltd.	PRC	held directly	RMB 90,380,000	Operation, management of wind power generation projects	90%	90%

Huaneng Guangdong Haimen Port Limited Liability Company	PRC	held directly	RMB 331,400,000	Loading, warehousing and conveying services, providing facility services and water transportation services	100%	100%

Huaneng Taicang Port Limited Liability Company	PRC	held directly	RMB 600,000,000	Port provision, cargo loading and storage	85%	85%

Huaneng Taicang Power Generation Co., Ltd.	PRC	held directly	RMB 867,996,200	Power generation	75%	75%

Huaneng Huaiyin II Power Generation Limited Company	PRC	held directly	RMB 930,870,000	Power generation	63.64%	63.64%

Huaneng Xindian Power Generation Co., Ltd.	PRC	held directly	RMB 465,600,000	Power generation	95%	95%

Huaneng Shanghai Combined Cycle Power Limited Liability Company	PRC	held directly	RMB 699,700,000	Power generation	70%	70%

9	Investments in subsidiaries (continued)

(i)	Subsidiaries acquired through establishment or investment (continued)

c	Country of	Type of	Registered	Business nature and scope	Percentage of equity interest held
Name of subsidiary	incorporation	interest held	capital	of operations	Interest	Voting

Huaneng Yumen Wind Power Generation Co., Ltd.	PRC	held directly	RMB 719,170,000	Construction, operation and management of wind power generation and related projects	100%	100%

Huaneng Qingdao Co-generation Limited Company	PRC	held directly	RMB 214,879,000	Construction, operation and management of co-generation power plants and related projects	100%	100%

Huaneng Tongxiang Combined Cycle Co-generation Co., Ltd.	PRC	held directly	RMB 300,000,000	Production and sales of electricity and heat; investment in combined cycle co-generation industries	95%	95%

Huaneng Shantou Haimen Power Generation Limited Liability Company	PRC	held directly	RMB 1,508,000,000	Construction, operation and management of power plants and related projects	80%	80%

Huaneng Chongqing Liangjiang Power Generation Limited Liability Company (“Liangjiang Power”)	PRC	held directly	RMB 726,600,000	Construction, operation and management of natural gas power plants and related projects	90%	90%

Chongqing Huaqing Energy Co., Ltd. (“Huaqing Energy”) (ii)	PRC	held indirectly	RMB 44,420,000	Providing thermal energy and cold energy services; supplying electricity	54%	60%

Huaneng Yunnan Fuyuan Wind Power Generation Co., Ltd.	PRC	held directly	RMB 157,290,000	Wind power project investment, management and sales	100%	100%

Huaneng Guizhou Panzhou State City Wind Power Co., Ltd.	PRC	held directly	RMB 188,180,000	Construction and management of wind power plants and related projects	100%	100%

Huaneng Jiangxi Clean Energy Limited Liability Company	PRC	held directly	RMB 436,398,000	Power generation and supply, development, management and construction of clean	100%	100%

Huaneng Nanjing Combined Cycle Co-generation Co., Ltd. (“Nanjing Combined Cycle Co-generation”) (iii)	PRC	held directly	RMB 938,350,000	Construction, operation and management of power plants and energy projects	57.39%	93.90%

Huaneng Hunan Subaoding Wind Power Generation Co., Ltd.	PRC	held directly	RMB 266,000,000	Construction, operation and management of wind power plants and related projects	100%	100%

Huaneng Suixian Jieshan Wind Power Generation Co., Ltd.	PRC	held directly	RMB 182,500,000	Construction, operation and management of wind power plants and related projects	100%	100%

Huaneng Taiyuan Dongshan Combined Cycle Co-generation Co., Ltd.	PRC	held directly	RMB 600,000,000	Construction and operation of thermal heating network, development and utilization of clean energy resources	100%	100%

Huaneng Xuzhou Tongshan Wind Power Generation Co., Ltd. (“Tongshan Wind Power”)	PRC	held directly	RMB 287,951,400	Wind power generation, electricity engineering design services, maintenance of power supply and control facilities, solar energy power generatio	70%	70%

9	Investments in subsidiaries (continued)

(i)	Subsidiaries acquired through establishment or investment (continued)

	Country of	Type of	Registered	Business nature and scope	Percentage of equity interest held
Name of subsidiary	incorporation	interest held	capital	of operations	Interest	Voting

Huaneng Nanjing Co-generation Co., Ltd.	PRC	held directly	RMB 300,000,000	Construction and operation of power plants, thermal heating services	70%	70%

Huaneng Hunan Guidong Wind Power Generation Co., Ltd.	PRC	held directly	RMB 140,000,000	Investment, construction, operation and management of electricity projects; development and utilization of clean energy resources	100%	100%

Huaneng Nanjing Luhe Wind Power Generation Co., Ltd.	PRC	held directly	RMB 63,800,000	Investment, construction, operation, management of electricity projects	100%	100%

Huaneng Luoyuan Power Generation Limited Liability Company	PRC	held directly	RMB 1,000,000,000	Construction, operation and management of power plants and related projects	100%	100%

Huaneng Lingang (Tianjin) Gas Co-generation Co., Ltd.	PRC	held directly	RMB 332,000,000	Power generation and supply	100%	100%

Huaneng Lingang (Tianjin) Heat Co-generation Co., Ltd.	PRC	held indirectly	RMB 5,000,000	Providing thermal energy and cold energy services, supplying steam and hot water (except portable water), plumbing pipe installation and repair, energy engineering construction	66%	66%

Huaneng Anhui Huaining Wind Power Generation Co., Ltd.	PRC	held directly	RMB 122,000,000	Investment, construction and operation of electricity projects, development and utilization of clean energy resources	100%	100%

Huaneng Mianchi Co-generation Limited Liability Company	PRC	held directly	RMB 570,000,000	Construction, operation and management of coal-fired plants and related projects	60%	60%

Huaneng Yingkou Xianrendao Co-generation Co., Ltd.	PRC	held directly	RMB 352,020,000	Power generation and supply, development and utilization of clean energy resources	100%	100%

Huaneng Nanjing Xingang Comprehensive Energy Co., Ltd.	PRC	held directly	RMB 10,000,000	Thermal generation and supply, power distribution and sales	65%	65%

Huaneng Changxing Photovoltaic Power Generation Limited Liability Company (“Changxing Photovoltaic Power”)	PRC	held directly	RMB 26,000,000	Construction and operation of distributed photovoltaic power generation plants and related projects	100%	100%

Huaneng Rudong Baxianjiao Offshore Wind Power Generation Co., Ltd.	PRC	held directly	RMB 1,629,338,700	Infrastructure construction of wind power plants	70%	70%

Huaneng Guilin Gas Distributed Energy Co., Ltd.	PRC	held directly	RMB 267,450,000	Construction, operation and management of power plants thermal management	80%	80%

Huaneng (Dalian) Co-generation Co., Ltd.	PRC	held directly	RMB 575,291,769	Construction, operation and management of co-generation power plants and related project	100%	100%

9	Investments in subsidiaries (continued)

(i)	Subsidiaries acquired through establishment or investment (continued)

	Country of	Type of	Registered	Business nature and scope	Percentage of equity interest held
Name of subsidiary	incorporation	interest held	capital	of operations	Interest	Voting

Huaneng Zhongxiang Wind Power Generation Co., Ltd.	PRC	held directly	RMB 240,000,000	Construction, operation and management of wind power plants and related projects	100%	100%

Huaneng Guanyun Co-generation Co., Ltd.	PRC	held directly	RMB 15,000,000	Construction, operation and management of co-generation power plants, heating network and expansion engineering	100%	100%

Huaneng International Power Hong Kong Limited Company	Hong Kong	held directly	100,000 Shares	Development, construction management and operation of power supply, coal projects; related investment and financing businesses	100%	100%

Tuas Power Generation Pte. Ltd. (“TPG”)	Singapore	held indirectly	S$ 1,183,000,001	Power generation and related by-products, derivatives, developing power supply resources, operating electricity and power sales	100%	100%

TP Utilities Pte. Ltd. (“TPU”)	Singapore	held indirectly	S$ 255,500,001	Provision of energy, power supply, thermal supply, management of industrial water and waste	100%	100%

TP-STM Water Resources Pte. Ltd.	Singapore	held indirectly	S$ 4,500,000	Providing desalinated water Pte. Ltd.*	60%	60%

TP-STM Water Services	Singapore	held indirectly	S$ 21,000	Providing desalinated water	60%	60%

Huaneng Shanxi Taihang Power Generation Limited Liability Company	PRC	held directly	RMB 1,086,440,000	Pre-services related to coal-fired generation	60%	60%

Huaneng Mianchi Clean Energy Limited Liability Company	PRC	held directly	RMB 10,000,000	Wind Power generation, new energy development and utilization	100%	100%

Huaneng Zhuolu Clean Energy Limited Liability Company	PRC	held directly	RMB 78,878,100	Construction, operation and management of power plants and related projects	100%	100%

Huaneng Tongwei Wind Power Generation Limited Liability Company	PRC	held directly	RMB 248,000,000	Construction, operation and management of wind power plants and related projects	100%	100%

Huaneng Yizheng Wind Power Generation Limited Liability Company	PRC	held directly	RMB200,000,000	Wind power plants design, construction, management and maintenance	100%	100%

Huaneng Yancheng Dafeng New Energy Power Generation Limited Liability Company	PRC	held directly	RMB 5,000,000	Construction, operation and management of wind power, photovoltaic power plant	100%	100%

Huaneng Shanyin Power Generation Limited Liability Company	PRC	held directly	RMB 1,573,000,000	Construction, operation and management of power plants and related project	51%	51%

9	Investments in subsidiaries (continued)

(i)	Subsidiaries acquired through establishment or investment (continued)

	Country of	Type of	Registered	Business nature and scope	Percentage of equity interest held
Name of subsidiary	incorporation	interest held	capital	of operations	Interest	Voting

Huaneng Wafangdian Wind Power Generation Co., Ltd.	PRC	held directly	RMB 50,000,000	Construction, operation and management of wind power generation and related projects	100%	100%

Huaneng Jiangsu Energy Sales Limited Liability Company	PRC	held directly	RMB 200,000,000	Purchase and sales of electricity and thermal energy, water supply services, construction and operation of electricity distribution network and heating pipe network	100%	100%

Huaneng Liaoning Energy Sales Limited Liability Company	PRC	held directly	RMB 200,000,000	Sales of electricity, thermal energy and circulating hot water	100%	100%

Huaneng Guangdong Energy Sales Limited Liability Company	PRC	held directly	RMB 200,000,000	Power and thermal energy supply, energy conservation technology service, transmission and substation projects contracting	100%	100%

Huaneng Suizhou Power Generation Limited Liability Company	PRC	held directly	RMB 96,020,000	Construction, operation and management of power plants, production and sales of electricity and heating	100%	100%

Huaneng Changle Photovoltaic Power Generation Limited Liability Company	PRC	held directly	RMB 10,000,000	Construction, operation and management of photovoltaic power plants and related projects	100%	100%

Huaneng Longyan Wind Power Generation Limited Liability Company	PRC	held directly	RMB 10,000,000	Construction, operation and management of wind power plants and related projects	100%	100%

Huaneng Dandong Photovoltaic Power Generation Limited Liability Company	PRC	held directly	RMB 17,720,000	Investment, construction operation and management of electricity projects, development and utilization of clean energy resources	100%	100%

Huaneng Dongguan Combined Cycle Co-generation Limited Liability Company	PRC	held directly	RMB 50,000,000	Investment of electricity projects, thermal power generation and supply, investment in heating pipe network, development and utilization of clean energy resources	100%	100%

Huaneng Chongqing Fengjie Wind Power Generation Limited Liability Company	PRC	held directly	RMB 183,900,000	Electricity production and supply; development and utilization of clean energy resources	100%	100%

Huaneng Jingxing Photovoltaic Power Generation Limited Liability Company	PRC	held directly	RMB 100,000	Investment, construction and management of photovoltaic power plants	100%	100%

Huaneng Shanxi Energy Sales Limited Liability Company	PRC	held directly	RMB 210,000,000	Electricity supply and sales, investment, construction, operation and repair of regional transmission and distribution networ	100%	100%

9	Investments in subsidiaries (continued)

(i)	Subsidiaries acquired through establishment or investment (continued)

	Country of	Type of	Registered	Business nature and scope	Percentage of equity interest held
Name of subsidiary	incorporation	interest held	capital	of operations	Interest	Voting

Huaneng Chongqing Energy Sales Limited Liability Company	PRC	held directly	RMB 210,000,000	Operation of natural gas, electric energy and thermal energy products sales	100%	100%

Huaneng Chongqing Luohuang Energy Sales Limited Liability Company	PRC	held indirectly	RMB 210,000,000	Sales and supply of electricity, sales of thermal products	90%	90%

Huaneng Chongqing Tongliang Energy Sales Limited Liability Company	PRC	held indirectly	RMB 210,000,000	Operation of natural gas, sales of electricity supply, sales of thermal products	51%	51%

Huaneng Hunan Energy Sales Limited Liability Company	PRC	held directly	RMB 210,000,000	Electricity and thermal energy products sales	100%	100%

Huaneng Jiangxi Energy Sales Limited Liability Company	PRC	held directly	RMB 210,000,000	Construction, operation and management of heating and power supply facilities	100%	100%

Huaneng Hebei Energy Sales Limited Liability Company	PRC	held directly	RMB 210,000,000	Construction, installation, maintenance and repair of heating and power supply facilities	100%	100%

Huaneng Henan Energy Sales Limited Liability Company	PRC	held directly	RMB 210,000,000	Sales of electricity, heating, gas and other energy products	100%	100%

Huaneng Handan Heating Limited Liability Company	PRC	held directly	RMB 100,000,000	Construction, operation and maintenance of heating sources and pipe network	100%	100%

Huaneng (Huzhou Development Zone) Photovoltaic Power Generation Limited Liability Company	PRC	held directly	RMB 10,000,000	Photovoltaic power generation; power supply, purchase and sale	100%	100%

Huaneng Fujian Energy Sales Limited Liability Company	PRC	held directly	RMB 210,000,000	Sales of electricity, heating, gas and other energy products	100%	100%

Huaneng Hubei Energy Sales Limited Liability Company	PRC	held directly	RMB 210,000,000	Sales of electricity, heating, gas and other energy products	100%	100%

Huaneng (Sanming) Clean Energy Limited Liability Company	PRC	held directly	RMB 500,000	Construction, operation and management of wind power, photovoltaic power station and related projects	100%	100%

Huaneng Yueyang Xingang Photovoltaic Power Generation Limited Liability Company	PRC	held indirectly	RMB 16,000,000	Construction, operation and management of electricity projects, development and utilization of clean energy	60%	60%

Huaneng Shanghai Energy Sales Limited Liability Company	PRC	held directly	RMB 210,000,000	Power supply (except construction and operation of electricity network), technology services in energy conservation and environmental protection	100%	100%

Huaneng Anhui Energy Sales Limited Liability Company	PRC	held directly	RMB 210,000,000	Sales of electricity, heating gas and other energy product	100%	100%

9	Investments in subsidiaries (continued)

(i)	Subsidiaries acquired through establishment or investment (continued)

	Country of	Type of	Registered	Business nature and scope	Percentage of equity interest held
Name of subsidiary	incorporation	interest held	capital	of operations	Interest	Voting

Huaneng (Shanghai) Power Maintenance Limited Liability Company	PRC	held directly	RMB 200,000,000	Contracting installation and repair of electricity facilities	100%	100%

Huaneng Guanyun Clean Energy Power Limited Liability Company	PRC	held directly	RMB 26,000,000	Sales of electricity	100%	100%

Huaneng Jianchang Photovoltaic Power Generation Limited Liability Company	PRC	held directly	RMB 10,000,000	Production and supply of electricity, development and utilization of clean energy resources	100%	100%

Huaneng Chaoyang Photovoltaic Power Generation Limited Liability Company	PRC	held directly	RMB 10,000,000	Production and supply of electricity, development and utilization of clean energy resources	100%	100%

Huaneng (Fujian) Port Limited Company	PRC	held directly	RMB 169,710,000	Port management, investment and development	100%	100%

Huaneng Shijiazhuang Energy Limited Liability Company	PRC	held directly	RMB 60,000,000	Production and supply of heating, purchase and sales of electricity	66.60%	66.60%

Huaneng Jiangyin Combined Cycle Co-generation Limited Liability Company	PRC	held directly	RMB 600,000,000	Production and supply of electricity, production and supply of heating	51%	51%

Huaneng Anyang Energy Limited Liability Company	PRC	held directly	RMB 10,000,000	Production and supply of electricity, production and supply of heating	100%	100%

Huaneng Shanxi Comprehensive Energy Limited Liability Company (“Shanxi Comprehensive Energy”)	PRC	held directly	RMB 120,000,000	Production and supply of electricity, production and supply of heating	100%	100%

Huaneng Zhanhua Photovoltaic Power Generation Limited Company (“Zhanhua Photovoltaic Company”) (iv)	PRC	held indirectly	RMB 145,790,000	Photovoltaic power generation	46.40%	58%

Huaneng Weishan New Energy Limited Company (“Weishan New Energy”) (iv)	PRC	held indirectly	RMB 167,000,000	Investment, production and sales of new energy power generation projects	40%	100%

Huaneng Ruyi (Helan) New Energy Limited Company (“Helan New Energy”) (iv)	PRC	held indirectly	RMB 19,000,000	Photovoltaic power generation	40%	100%

Huaneng Dezhou New Energy Limited Company (iv)	PRC	held indirectly	RMB 3,100,000	Photovoltaic power generation, wind power generation, biomass power generation	80%	100%

Zhaodong Huaneng Dechang Solar Power Generation Limited Company	PRC	held indirectly	RMB 30,810,000	Solar energy generation and technology promotion, repair electricity facilitie	100%	100%

9	Investments in subsidiaries (continued)

(i)	Subsidiaries acquired through establishment or investment (continued)

	Country of	Type of	Registered	Business nature and scope	Percentage of equity interest held
Name of subsidiary	incorporation	interest held	capital	of operations	Interest	Voting

Daqing Huaneng Shuangyu Solar Power Generation Limited Company	PRC	held indirectly	RMB 80,796,000	Solar energy generation	100%	100%

Huaneng Mingguang Wind Power Generation Limited Liability Company	PRC	held directly	RMB 10,000,000	Production and supply of electricity; investment, construction, operation and management of electricity projects	100%	100%

Huaneng Guangxi Energy Sales Limited Liability Company	PRC	held directly	RMB 210,000,000	Power supply, contracting installation and repair of electricity facilities	100%	100%

Huaneng Ruzhou Clean Energy Limited Liability Company (“Ruzhou Clean Energy”) (v)	PRC	held directly	RMB 80,000,000	Production and supply of electricity projects, investment, construction and operation of electricity projects	95%	100%

Huaneng Hunan Lianping Wind Power Generation Limited Liability Company	PRC	held indirectly	RMB 173,920,000	Production and supply of electricity	80%	80%

Huaneng Abagaqi Clean Energy Limited Liability Company	PRC	held directly	RMB 100,000	Production, supply and sales of electricity and thermal energy	100%	100%

Huaneng Jiashan Photovoltaic Power Generation Limited Liability Company	PRC	held directly	RMB 10,000,000	Production and supply of electricity	100%	100%

Huaneng Zhejiang Energy Sales Limited Liability Company	PRC	held directly	RMB 210,000,000	New energy technology development, technology consulting, transferring of results	100%	100%

Huaneng Guangdong Shantou Power Generation Limited Liability Company	PRC	held directly	RMB 10,000,000	Production and supply of electricity and thermal energy	100%	100%

Huaneng Shantou Photovoltaic Power Generation Limited Liability Company	PRC	held directly	RMB 100,000	Production and supply of electricity	100%	100%

Huaneng Guigang Clean Energy Limited Liability Company	PRC	held directly	RMB 10,000,000	Production and supply of electricity, investment, construction and operation of electricity projects	100%	100%

Huaneng Changxing Jiapu Photovoltaic Power Generation Limited Liability Company	PRC	held directly	RMB 10,000,000	Production and supply of electricity, investment in electricity projects Limited Liability Company	100%	100%

Huaneng Hainan Energy Sales	PRC	held indirectly	RMB 210,000,000	Construction and operation of heat and power supply facilities, operation of heat resources, heat network and power supply facilitie	91.80%	91.80%

9	Investments in subsidiaries (continued)

(i)	Subsidiaries acquired through establishment or investment (continued)

	Country of	Type of	Registered	Business nature and scope	Percentage of equity interest held
Name of subsidiary	incorporation	interest held	capital	of operations	Interest	Voting

Huaneng Yangpu Co-generation Limited Company	PRC	held indirectly	RMB 802,222,000	Investment, construction, operation and management of electricity projects and heat pipe network	82.62%	82.62%

Huaneng Zhejiang Pinghu Offshore Wind Power Generation Co., Ltd.*	PRC	held directly	RMB 2,200,000,000	Production and supply of electricity, investment, construction of electricity distribution networks	100%	100%

Huaneng Liaoning Clean Energy Limited Liability Company* (“Liaoning Clean Energy”)	PRC	held directly	RMB 170,000,000	Technology development technical advice services for clean energy	100%	100%

Jiangsu Huaneng Zhongyang New Energy Power Generation Co., Ltd.*	PRC	held directly	RMB 28,000,000	Production and supply of electricity, investment, construction and operation of electricity projects	75%	75%

Huaneng Henan Puyang Clean Energy Limited Liability Company*	PRC	held directly	RMB 10,000,000	Production and supply of electricity, investment, construction and operation of electricity projects	100%	100%

Huaneng Guizhou Energy Sales Co., Ltd.*	PRC	held directly	RMB 210,000,000	Sales of electricity, heat and gas	100%	100%

Huaneng Guangdong Shantou Offshore Wind Power Generation Co., Ltd.*	PRC	held directly	RMB 10,000,000	Investment and development of wind energy and new energy	100%	100%

Jiyuan Huaneng Energy Sales Co., Ltd.*	PRC	held indirectly	RMB 20,000,000	Sales of electricity, heat and gas	51%	51%

Huaneng Zhenlai Photovoltaic Power Generation Co., Ltd.* (“Zhenlai Photovoltaic Power”) (vi)	PRC	held indirectly	RMB 29,958,660	Investment, construction, production, operation and overhaul of photovoltaic power generation projects	50%	100%

Huaneng Yushe Poverty Relief Energy Co., Ltd.*	PRC	held indirectly	RMB 14,760,000	Construction, operation and management of photovoltaic power generation and new energy projects	90%	90%

Huaneng Anhui Mengcheng Wind Power Co., Ltd.*	PRC	held directly	RMB 10,000,000	Production and supply of electricity, investment, construction and operation of electricity projects	100%	100%

Huaneng Anshun Comprehensive Energy Co., Ltd.*	PRC	held directly	RMB 100,000	Production and supply of electricity, investment, construction and operation of electricity projects	100%	100%

Huaneng Shengdong Rudong Offshore Wind Power Co., Ltd.* (“Huaneng Shengdong Rudong”)	PRC	held directly	RMB 1,000,000,000	Production and sales of electric power; investment in wind power generation	79%	79%

9	Investments in subsidiaries (continued)

(i)	Subsidiaries acquired through establishment or investment (continued)

	Country of	Type of	Registered	Business nature and scope	Percentage of equity interest held
Name of subsidiary	incorporation	interest held	capital	of operations	Interest	Voting

Huaneng Zhejiang Cangnan Offshore Wind Power Co., Ltd.*	PRC	held directly	RMB 10,000,000	Production and sales of electric power; investment in wind power generation	100%	100%

Huaneng Zhejiang Ruian Offshore Wind Power Co., Ltd.*	PRC	held directly	RMB 10,000,000	Production and sales of electric power; investment in wind power generation	100%	100%

Shengdong Rudong Offshore Wind Power Co., Ltd.* (“Shengdong Rudong Offshore Wind Power”)	PRC	held indirectly	RMB 5,000,000	Ancillary project construction of wind farm, wind farm maintenance	79%	100%

Huaneng (Shanghai) Photovoltaic Power Co., Ltd (“Shanghai Photovoltaic Power”)	PRC	held directly	RMB 50,000,000	Technical service of wind power generation	100%	100%

Sinosing Services PTE.Ltd.* (“SSSPL”)	Singapore	held indirectly	USD 1	Investment service	100%	100%

Huaneng Yangqu Wind Power Co., Ltd.* (“Yangqu Wind Power”)	PRC	held indirectly	RMB 500,000	Construction, operation and management of wind power projects	100%	100%

Huaneng Ruicheng Comprehensive Energy Co., Ltd. * (“Ruicheng Comprehensive Energy”)	PRC	held indirectly	RMB 216,300,000	Construction, operation and management of new energy power projects, power generation	100%	100%

Huaneng Xiayi Wind Power Co., Ltd.*(“Xiayi Wind., Power”)	PRC	held directly	RMB 500,000	Production and sale of electric power, and investment in electricity projects	100%	100%

Huaneng (Anhui Shitai) Wind Power Co., Ltd. *(“Anhui Shitai Wind Power”)	PRC	held directly	RMB 100,000	Production and sale of electric power, and investment in electricity projects	100%	100%

Huaneng (Tianjin) Energy Sales Co., Ltd. *(“Tianjin., Energy Sales”)	PRC	held directly	RMB 200,000,000	Power and thermal energy supply, energy conservation technology service, transmission and substation project contracting	100%	100%

Huaneng Qingneng Tongyu Power Co., Ltd. *(“Qingneng Tongyu Power”)	PRC	held indirectly	RMB 180,000,000	Development and operation of new energy power projects	100%	100%

Huaneng Jiyang Biomass Thermal Power Co., Ltd. * (“Jiyang Biomass Thermal Power”)	PRC	held indirectly	RMB 20,000,000	Production and sale of new energy power	80%	100%

Huaneng Wulian New Energy Limited Company * (“Wulian New Energy”)	PRC	held indirectly	RMB 300,000,000	Photovoltaic power generation, wind power generation, investment and development of new energy power projects	88.80%	100%

Huaneng Sheyang New Energy Power Generation Co., Ltd. * (“Sheyang New Energy”	PRC	held directly	RMB 1,080,000,000	Production and sale of, electricity and heat	34%	70%

9	Investments in subsidiaries (continued)

(i)	Subsidiaries acquired through establishment or investment (continued)

	Country of	Type of	Registered	Business nature and scope	Percentage of equity interest held
Name of subsidiary	incorporation	interest held	capital	of operations	Interest	Voting

Huaneng Guanling New Energy Power Generation Co., Ltd. * (“Guanling New Energy”)	PRC	held directly	RMB 100,000,000	Production and sale of, electricity and heat	100%	100%

Huaneng Luobei Wind Power Co., Ltd. *(“Luobei Wind Power”)	PRC	held indirectly	RMB 144,000,000	Development and management, of new energy technology operation and management of wind power, maintenance of wind power equipment	100%	100%

Huaneng Sihong New Energy Co., Ltd. *(“Sihong New Energy”)	PRC	held directly	RMB 150,000,000	Development and management of new energy technology	100%	100%

Huaneng Taiqian Wind Power Co., Ltd. *(“Taiqian Wind Power”)	PRC	held directly	RMB 97,800,000	Production and sale of electricity, and heat, development, investment and management of new energy technology, development and utilization of clean energy	51%	51%

Huaneng Zhenping Clean Energy Co., Ltd. *(“Zhenping Clean Energy”)	PRC	held directly	RMB 500,000	Production and sale of electricity, development and utilization, of clean energy	100%	100%

Huaneng (Heze Dongming) New Energy Co., Ltd* (“Heze Dongming New Energy”)	PRC	held directly	RMB 15,000,000	Photovoltaic power generation, wind power generation and biomass power generation	100%	100%

Huaneng Jiangkou Wind Power Co., Ltd. *(“Jiangkou Wind Power”)	PRC	held directly	RMB 20,000,000	Production and sale of wind power, development and utilization of clean energ	100%	100%

* These companies were newly established in 2019.

9	Investments in subsidiaries (continued)

(ii)	Subsidiaries acquired from business combinations under common control

	Country of	Type of	Registered	Business nature and scope	Percentage of equity interest held
Name of subsidiary	incorporation	interest held	capital	of operations	Interest	Voting

Huaneng (Suzhou Industrial Park) Power Generation Co., Ltd.	PRC	held directly	RMB 632,840,000	Power generation	75%	75%

Huaneng Qinbei Power Generation Co., Ltd. (“Qinbei Power”)	PRC	held directly	RMB 1,540,000,000	Power generation	60%	60%

Huaneng Yushe Power Generation Co., Ltd.	PRC	held directly	RMB 615,760,000	Power generation, power distribution, sales of power	60%	60%

Huaneng Hunan Yueyang Power Generation Limited Liability Company	PRC	held directly	RMB 1,935,000,000	Power generation	55%	55%

Huaneng Chongqing Luohuang Power Generation Limited Liability Company (“Luohuang Power”)	PRC	held directly	RMB 1,748,310,000	Power generation	60%	60%

Huaneng Pingliang Power Generation Co., Ltd.	PRC	held directly	RMB 924,050,000	Power generation	65%	65%

Huaneng Nanjing Jinling Power Generation Co., Ltd.	PRC	held directly	RMB 1,513,136,000	Power generation	60%	70%

Huaneng Qidong Wind Power Generation Co., Ltd.	PRC	held directly	RMB 391,738,500	Development of wind power projects, production and sales of electricity	65%	65%

Tianjin Huaneng Yangliuqing Co-generation Limited Liability Company (“Yangliuqing Co-generation”)	PRC	held directly	RMB 1,537,130,909	Power generation, heat supply, facilities installation, maintenance and related services	55%	55%

Huaneng Beijing Co-generation Limited Liability Company (“Beijing Co-generation”) (vii)	PRC	held directly	RMB 3,702,090,000	Construction and operation of power plants and related construction projects	41%	66%

Huaneng Wuhan Power Generation Co., Ltd. (“Wuhan Power”)	PRC	held directly	RMB 1,478,461,500	Investment, construction, operation and management of electricity projects, development and utilization of clean energy resources	75%	75%

Huaneng Anyuan Power Generation Co., Ltd. (“Anyuan Power”)	PRC	held directly	RMB 1,175,117,300	Construction and operation of power plants and related construction projects, production of electricity	100%	100%

Huaneng Hualiangting Hydropower Co., Ltd. (“Hualiangting Hydropower”)	PRC	held directly	RMB 50,000,000	Generation and transfer of power supply, water supply (irrigation)	100%	100%

Huaneng Chaohu Power Generation Co., Ltd. (“Chaohu Power”) (viii)	PRC	held directly	RMB 840,000,000	Construction, operation, Menagment of electricity projects, development and utilization of clean energy resources	60%	70%

9	Investments in subsidiaries (continued)

(ii)	Subsidiaries acquired from business combinations under common control (continued)

	Country of	Type of	Registered	Business nature and scope	Percentage of equity interest held
Name of subsidiary	incorporation	interest held	capital	of operations	Interest	Voting

Huaneng Jingmen Thermal Power Co., Ltd. (“Jingmen Thermal Power”)	PRC	held directly	RMB 780,000,000	Thermal power, power development and other service	100%	100%

Enshi Qingjiang Dalongtan Hydropwer Development Co., Ltd. (“Dalongtan Hydropower”)	PRC	held directly	RMB 177,080,000	Hydropower development, production and management of electric power, urban water supply	98.01%	98.01%

Huaneng Suzhou Thermal Power Co., Ltd. (“Suzhou Thermal Power”) (ix)	PRC	held directly	RMB 600,000,000	Construction, operation and management of electricity projects, development and utilization of clean energy	53.45%	100%

Huaneng Hainan Power Generation Limited Company (“Hainan Power”)	PRC	held directly	RMB 1,326,419,587	Investment, construction, operation of various power plants, regular energy and new energy development	91.80%	91.80%

Huaneng Ruijin Power Generation Co., Ltd. (“Ruijin Power Generation”) (xi)	PRC	held directly	RMB 609,923,299	Construction, operation, management of electricity projects, development and utilization of clean energy	50%	100%

Huaneng Yingcheng Thermal Power Co., Ltd. (“Yingcheng Thermal Power”)	PRC	held directly	RMB 650,000,000	Construction and operation of power plants and production, sales of power and heat	100%	100%

Huaneng Heilongjiang Power Generation Limited Company (“Heilongjiang Power”)	PRC	held directly	RMB 945,350,000	Development, investment, construction, production and management of power (thermal) projects	100%	100%

Huaneng Hegang Power Generation Limited Company (“Hegang Power”)	PRC	held indirectly	RMB 1,092,550,000	Electricity power construction, energy conservation and, development projects, heat production and supply	64%	64%

Huaneng Xinhua Power Generation Limited Liability Company (“Xinhua Power”)	PRC	held indirectly	RMB 284,880,000	Power generation, power equipment repair, coal sales	70%	70%

Huaneng Tongjiang Wind Power Generation Limited Company (“Tongjiang Wind Power”)	PRC	held indirectly	RMB 330,000,000	Wind power generation, wind power plants operation, planning and design	82.85%	82.85%

Huaneng Daqing Thermal Power Limited Company (“Daqing Thermal Power”)	PRC	held indirectly	RMB 630,000,000	Power generation, thermal production and supply	100%	100%

Daqing Lvyuan Wind Power Generation Limited Company (“Lvyuan Wind Power”)	PRC	held indirectly	RMB 497,000,000	Wind power generation	100%	100%

Huaneng Yichun Thermal Power Limited Company (“Yichun Thermal Power”)	PRC	held indirectly	RMB 581,000,000	Power construction, production and sales, thermal production and sales	100%	100%

9	Investments in subsidiaries (continued)

(ii)	Subsidiaries acquired from business combinations under common control (continued)

	Country of	Type of	Registered	Business nature and scope	Percentage of equity interest held
Name of subsidiary	incorporation	interest held	capital	of operations	Interest	Voting

Huaneng Heilongjiang Energy Sales Limited Company (“Heilongjiang Energy Sales”)	PRC	held indirectly	RMB 210,000,000	Power supply, the production of heat and hot water	100%	100%

Zhaodong Huaneng Thermal Power Limited Company (“Zhaodong Thermal Power”)	PRC	held indirectly	RMB 10,000,000	Heating production and supply	100%	100%

Huaneng Jilin Power Generation Limited Company (“Jilin Power”)	PRC	held directly	RMB 2,879,340,000	Power (thermal) projects, development of new energy projects investment, construction, production, operation and sales	100%	100%

Huaneng Linjiang Jubao Hydropower Limited Company (“Jubao Hydropower”)	PRC	held indirectly	RMB 45,624,000	Hydropower development and operation, construction and operation of photovoltaic power generation	100%	100%

Huaneng Jilin Energy Sales Limited Company (“Jilin Energy Sales”)	PRC	held indirectly	RMB 210,000,000	Thermal (cold) production and supply, power supply	100%	100%

Shandong Power	PRC	held directly	RMB 4,241,460,000	Power (thermal) project development, investment, construction and management	80%	80%

Huaneng Jining New Energy Limited Company (“Jining New Energy”) (iv)	PRC	held indirectly	RMB 38,000,000	Investment, construction and management of photovoltaic and wind power projects	80%	100%

Huaneng Zibo Boshan Photovoltaic Power Limited Company (“Zibo Photovoltaic”) (iv)	PRC	held indirectly	RMB 22,000,000	Solar power generation, sales	80%	100%

Huaneng Rizhao Thermal Power Limited Company (“Rizhao Thermal Power”) (iv)	PRC	held indirectly	RMB 52,000,000	Urban heat construction, maintenance and operation, design and construction of heat engineering	80%	100%

Huaneng Laiwu New Energy Limited Company (“Laiwu New Energy”) (iv)	PRC	held indirectly	RMB 68,000,000	Photovoltaic power and wind power generation	80%	100%

Huaneng Shandong Sishui New Energy Limited Company (“Sishui New Energy”) (iv)	PRC	held indirectly	RMB 36,000,000	Solar energy grid connected generation	80%	100%

Huaneng Shandong Electric and Thermal Power Marketing Limited Company (“Shandong Power Marketing”) (iv)	PRC	held indirectly	RMB 200,000,000	Sales and service of power and heating products, investment in power industry	80%	100%

Huaneng Shandong Information Technology Limited Company (“Shandong Power Information Company”) (iv)	PRC	held indirectly	RMB 80,000,000	Information technology and management consulting services	80%	100%

Huaneng Zhanhua New Energy Limited Company (“Zhanhua New Energy”) (iv)	PRC	held indirectly	RMB 235,298,200	Wind power, photovoltaic power generation	80%	100%

9	Investments in subsidiaries (continued)

(ii)	Subsidiaries acquired from business combinations under common control (continued)

	Country of	Type of	Registered	Business nature and scope	Percentage of equity interest held
Name of subsidiary	incorporation	interest held	capital	of operations	Interest	Voting

Huaneng Weihai Port Photovoltaic Power Generation Limited Company (“Port Photovoltaic”) (iv)	PRC	held indirectly	RMB 30,760,000	Photovoltaic power generation projects development and construction, electricity sales	80%	100%

Huaneng Jinan Huangtai Power Limited Company ("Huangtai Power") (iv)	PRC	held indirectly	RMB 1,391,878,400	Electricity power production, heat management	72%	90%

Huaneng Dezhou Thermal Power Limited Company (“Dezhou Thermal Power”) (iv)	PRC	held indirectly	RMB 40,000,000	Urban heat construction, maintenance and operation, design and construction of heat engineering	68%	85%

Huaneng Dongying New Energy Limited Company ("Dongying New Energy") (iv)	PRC	held indirectly	RMB 92,601,483	Wind power projects development, wind power generation and sales of electricity	56%	70%

Huaneng Shandong Power Generation Maintenance Technology Limited Company (“Shandong Maintenance Company”) (iv)	PRC	held indirectly	RMB 50,000,000	Power engineering design, construction	76.55%	100%

Huaneng Shandong Electric Power Fuel Limited Company (“Shandong Fuel Company”) (iv)	PRC	held indirectly	RMB 100,000,000	Wholesale operation of coal	76.55%	100%

Shandong Rizhao Power Generation Limited Company (“Rizhao Power”) (iv)	PRC	held indirectly	RMB 1,245,587,900	Heat, engaged in power business	88.80%	100%

Huaneng Laiwu Power Generation Limited Company (“Laiwu Power”) (iv)	PRC	held indirectly	RMB 1,800,000,000	Power production	74.32%	100%

Huaneng Shandong Ruyi Coal Power Limited Company (“Ruyi Coal Power”) (iv)	PRC	held indirectly	RMB 1,294,680,000	Development, investment, construction, operation and management of electricity power and coal	40%	100%

Huaneng Jiaxiang Power Generation Limited Company (“Jiaxiang Power”) (iv)	PRC	held indirectly	RMB 646,680,000	Power generation, electrical quipment maintenance	40%	100%

Huaneng Qufu Co-generation Limited Company (“Qufu Co-generation”) (iv)	PRC	held indirectly	RMB 300,932,990	Sales and production of electric power, thermal power	40%	100%

Huaneng Jining Hi-Tech Zone Co-generation Limited Company (“Jining Co-generation”) (iv)	PRC	held indirectly	RMB 118,699,760	Heat supply and power generation	40%	100%

Huaneng Shandong (Hong Kong) Investment Limited Company (“Hong Kong Investment”) (iv)	Hong Kong	held indirectly	10,000 Shares	Investment	80%	100%

9	Investments in subsidiaries (continued)

(ii)	Subsidiaries acquired from business combinations under common control (continued)
	Country of	Type of	Registered	Business nature and scope	Percentage of equity interest held
Name of subsidiary	incorporation	interest held	capital	of operations	Interest	Voting

Shandong Silk Road International Power Limited Company (“Shandong Silk Road”) (iv)	PRC	held indirectly	RMB 35,000,000	Contracting overseas projects and domestic international bidding projects, construction and operation of power projects	80%	100%

Huaneng Rongcheng New Energy Co., Ltd. (“Rongcheng New Energy”) (iv)	PRC	held indirectly	RMB 36,540,000	Wind power generation	48%	100%

Huaneng Jining Yunhe Power Generation Co., Ltd. (“Yunhe Power”) (iv)	PRC	held indirectly	RMB 696,355,300	Electrical (thermal) production and on-grid sales, technology consulting and services	78.68%	98.35%

Huaneng Linyi Power Generation Limited Company(“Linyi Power”) (iv)	PRC	held indirectly	RMB 1,093,313,400	Power generation	60%	75%

Liaocheng Changrun National Electric Heating Limited Company (“Liaocheng Changrun”) (iv)	PRC	held indirectly	RMB 130,000,000	Heat operation, installation and repair of water, electricity, heating	60%	75%

Linyi Lantian Thermal Powerr Limited Company (“Lantian Thermal Power”) (iv)	PRC	held indirectly	RMB 36,000,000	Heat supply, maintenance of thermal power network, power sales, installation and maintenance of distribution facilities	54.40%	68%

Yantai 500 Heating Limited Company (“Yantai 500”) (iv)	PRC	held indirectly	RMB 20,500,000	Central heat services, plumbing and pipe installation services	64%	80%

Huaneng Liaocheng Co-generation Limited Company (“Liaocheng Co-generation) (iv)	PRC	held indirectly	RMB 610,670,000	Power, heat production and sales	60%	100%

Huaneng Henan Zhongyuan Gas Power Generation Co., Ltd. (“Zhongyuan Gas”)	PRC	held directly	RMB 400,000,000	Investment, construction, operation and management of power projects, thermall supply, development and utilization of clean energy resources	90%	90%

The subsidiaries above and the Company are all controlled by Huaneng Group before and after the acquisitions.

9	Investments in subsidiaries (continued)

(iii)	Subsidiaries acquired from business combinations not under common control

					Percentage of equity interest held
Name of subsidiary	Country of incorporation	Type of interest held	Registered capital	Business nature and scope of operations	Interest	Voting

Huaneng Weihai Power Generation Limited Liability Company(“Weihai Power”)	PRC	held directly	RMB 1,822,176,621	Power generation	60%	60%

Huaneng Huaiyin Power Generation Limited Company	PRC	held directly	RMB 265,000,000	Power generation	100%	100%

Huade County Daditaihong Wind Power Utilization Limited Liability Company	PRC	held directly	RMB 196,400,000	Wind power development and utilization	100%	100%

Huaneng Zhanhua Co-generation Limited Company	PRC	held directly	RMB 190,000,000	Production and sales of electricity and thermal energy	100%	100%

Shandong Hualu Sea Transportation Limited Company	PRC	held directly	RMB 100,000,000	Cargo transportation along domestic coastal areas, goods storage	53%	53%

Huaneng Qingdao Port Limited Company	PRC	held directly	RMB 219,845,000	Loading and conveying warehousing, conveying, water carriage materials supply	51%	51%

Huaneng Yunnan Diandong Energy Limited Liability Company (“Diandong Energy”)	PRC	held directly	RMB3,769,140,000	Electricity projects investment, power generation and sales, coal exploitation and investment	100%	100%

Yunnan Diandong Yuwang Energy Limited Company (“Diandong Yuwang”)	PRC	held directly	RMB 1,700,740,000	Electricity projects investment, power generation and sales, coal exploitation and investment	100%	100%

Huaneng Luoyang Co-generation Limited Liability Company	PRC	held directly	RMB 600,000,000	Production and sales of electricity and heating	80%	80%

9	Investments in subsidiaries (continued)

(iii)	Subsidiaries acquired from business combinations not under common control (continued)

Percentage of equity interest held
Name of subsidiary	Country of incorporation	Type of interest held	Registered capital	Business nature and scope of operations	Interest	Voting

Huaneng Zhumadian Wind Power Generation Co., Ltd	PRC	held directly	RMB 30,000,000	Wind power generation, new energy development and utilization	90%	90%

SinoSing Power	Singapore	held directly	US$ 1,476,420,585	Investment holding	100%	100%

Tuas Power	Singapore	held indirectly	S$ 1,433,550,000	Investment holding	100%	100%

Tuas Power Supply Pte. Ltd.	Singapore	held indirectly	S$ 500,000	Power sales	100%	100%

TP Asset Management Pte. Ltd.	Singapore	held indirectly	S$ 2	Render of environment engineering services	100%	100%

TPGS Green Energy Pte. Ltd.	Singapore	held indirectly	S$ 1,000,000	Provision of utility services	75%	75%

Shanxi Xiaoyi Economic Development Zone Huaneng Energy Service Co., Ltd. (“Shanxi Xiaoyi Energy”) (x)	PRC	held indirectly	RMB 100,000,000	Electricity sales, sales of raw coal and processed coal	51%	100%

Ruzhou Xuji Wind Power Generation Co., Ltd.	PRC	held indirectly	RMB4,000,000	Wind power and photovoltaic power generation	95%	100%

Hong Kong Energy (iv)	Hong Kong	held indirectly	US$ 360,000,000	Investment	40%	100%

Ruyi Pakistan Energy (iv)	Pakistan	held indirectly	US$ 360,000,000	Electric power production and sales	40%	100%

Shandong Huatai Electric Power Operation & Maintenance (Private) Co., Ltd. (“Huatai Power”) (iv)	Pakistan	held indirectly	100,000 shares	Power generation operation and maintenance	40%	100%

9	Investments in subsidiaries (continued)

(iv)	Subsidiaries acquired from asset acquisitions

Percentage of equity interest held
Name of subsidiary	Country of incorporation	Type of interest held	Registered capital	Business nature and scope of operations	Interest	Voting

Shangrao Hongyuan Power Co., Ltd**(“Hongyuan Power”)	PRC	held indirectly	RMB 397,800,000	Construction, operation and management of photovoltaic power projects	100%	100%

Poyang Luohong Power Co., Ltd.**(“Luohong Power”)	PRC	held indirectly	RMB 780,000,000	Investment, construction, operation and management of photovoltaic power projects	51%	51%

Shuozhou Taizhong Wind Power Limited Company** (“Shuozhou Wind Power”)	PRC	held indirectly	RMB 362,703,300	Investment, construction, operation and management of wind power projects	51%	51%

Wuzhai Taizhong New Energy Wind Power Limited Company** (“Wuzhai Wind Power”)	PRC	held indirectly	RMB 518,147,600	Investment, construction, operation and management of wind power projects	51%	51%

Xian Xvheng New Energy Limited Company** (“Xvheng New Energy”) (xii)	PRC	held indirectly	RMB 539,000,000	Construction, operation and management of photovoltaic power projects	100%	100%

Licheng Yingheng Clean Energy Limited Company** (“Yingheng Clean Energy”) (xii)	PRC	held indirectly	RMB 1,100,000,000	Construction, operation and management of photovoltaic power projects	49%	100%

**	These companies were newly acquired in 2019.

9	Investments in subsidiaries (continued)

Note:

(i)
According to its article of association, the other shareholder who holds the remaining equity interests of Shidongkou Power entrusts the Group to exercise all its voting rights in relation to the operation and financial policies of Shidongkou Power. Accordingly, the Group has control over Shidongkou Power.

(ii)	The Group holds 90% interests in Liangjiang Power, and Liangjiang Power holds 60% interests in Huaqing Energy. Therefore, the Group indirectly holds 54% equity interests in Huaqing Energy.

(iii)
According to the voting in concert agreement entered into between the Group and another shareholder with 27.39% equity interests in Nanjing Combined Cycle Cogeneration, the shareholder agreed to vote the same in respect of profit distribution decisions made by the Company. According to the voting in concert agreement entered into between the Group and another shareholder with 9.13% equity interests in Nanjing Combined Cycle Cogeneration, the shareholder agreed to vote the same in respect of significant financial and operating decisions made by the Group under the circumstances that their legitimate entitlements are guaranteed. As a result, the Group has control over Nanjing Combined Cycle Co-generation.

(iv)	These companies are subsidiaries of Shandong Power. The Group holds 80% interests in Shandong Power. Thus, the Group indirectly holds 80% interests in these companies through their parent company.

Zhanhua New Energy, a wholly-owned subsidiary of Shandong Power, holds 58% equity interests in Zhanhua Photovoltaic Company. Thus, the Group indirectly holds 46.4% equity interests in Zhanhua Photovoltaic Company.

Weishan New Energy and Helan New Energy are wholly-owned subsidiaries of Ruyi Coal Power, a 50% owned subsidiary of Shandong Power. As a result, the Group indirectly holds 40% interests in Weishan New Energy and Helan New Energy.

Shandong Power directly holds 72% interests in Shandong Fuel Company and Shandong Maintenance Company; meanwhile, Shandong Power indirectly holds a total of 23.68% equity interests in Shandong Fuel Company and Shandong Maintenance Company respectively through its own subsidiaries: Huangtai Power, Linyi Power, Liaocheng Co-generation and Yunhe Power. Thus, the Group indirectly holds 76.55% interests in Shandong Maintenance Company and Shandong Fuel Company respectively.

The Group directly holds 44% equity interests in Rizhao Power and Shandong Power directly holds 56% interests in Rizhao Power. Thus, the Group holds 88.8% interests in Rizhao Power.

Jiaxiang Power, Qufu Co-generation, Jining Co-generation are wholly-owned subsidiaries of Ruyi Coal Power. The Group indirectly holds 40% interests in Ruyi Coal Power, Jiaxiang Power, Qufu Co-generation and Jining Co-generation.

In according to the voting in concert agreement entered into among the Shandong Power and other equity holders of Laiwu Power, Ruyi Coal Power, Rongcheng New Energy, Liaocheng Co-generation, the other equity holders agreed to vote the same in respect of significant financial and operating decisions made by the Shandong Power. As a result, the Group has control over these companies.

9	Investments in subsidiaries (continued)

Note: (continued)
According to the voting in concert agreement entered into between Hong Kong Investment and the other shareholder in December 2019, the other shareholder agreed to vote the same in respect of significant financial and operating decisions made by Hong Kong Investment. As a result, the Group has control over Hong Kong Energy and its subsidiaries including Huatai Power and Ruyi Pakistan Energy since 31 December 2019.

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

(xi)
In 2019, the Group’s equity interest in Ruijin Power Generation decreased from 100% to 50% due to capital injection from a third party shareholder. On 28 December 2019, the Group entered into a voting in concert agreement with the other shareholder,the other shareholder agreed to vote the same in respect of significant financial and operating decisions. As a result, the Group still has control over Ruijin Power Generation.

(xii)
These companies are subsidiaries of Shanxi Comprehensive Energy. The Group holds 100% interests in Shanxi Comprehensive Energy. Thus, the Group indirectly holds equity interests in these companies through their parent company.

Xvheng New Energy, a wholly-owned subsidiary of Shanxi Comprehensive Energy which was acquired from a third party, holds 49% equity interests in Yingheng Clean Energy. The aforesaid third party holds the remaining 51%equity interests in Yingheng Clean Energy. Pursuant to the cooperation agreement entered into between Shanxi Comprehensive Energy and the aforesaid third party, the third party will not pay any share capital to Yingheng Clean Energy and thus will neither enjoy any shareholder rights nor bear any shareholder obligations in Yingheng Clean Energy. As a result, the Group has control over Yingheng Clean Energy

For the information of material non-controlling interests (“NCI”), please refer to Note 42.

10	Other equity instrument investments

	31 December 2019	31 December 2018

Equity securities designated at FVOCI (non-recycling)
Listed security	8,390	8,558
Unlisted securities
10% of Shanxi Xishan Jinxing Energy Co., Ltd. (“JinXing”)	-	1,085,462
9.09% of Ganlong Double-track Railway Co., Ltd.	678,565	924,453
Others	92,263	64,946
Subtotal	770,828	2,074,861

Total	779,218	2,083,419

The above equity investments were irrevocably designated at fair value through other comprehensive income as the Group considers these investments to be strategic in nature.

In August 2019, the Group sold its equity interest in Jinxing to a third party. The fair value on the date of sale was RMB1,250 million and the accumulated fair value gain recognised in other comprehensive income of RMB502 million was transferred to retained earnings.

11	Land use rights

The movements in the carrying amount of land use rights during the years are as follows:

2018

Beginning of the year
Cost	13,775,976
Accumulated amortisation	(2,128,752)
Accumulated impairment losses	(382,439)

Net book value	11,264,785

Movement:
Business combination	398,591
Addition	260,971
Amortisation charge for the year	(368,025)
Reclassification to assets held for sale	(29,924)
Disposals	(81,788)
Disposal of subsidiaries	-
Currency translation differences	5,424

End of the year	11,450,034

Cost	14,324,288
Accumulated amortisation	(2,486,181)
Accumulated impairment losses	(388,073)

Net book value	11,450,034

All the lands located in the PRC and Singapore are leased from respective governments according to corresponding regulations applied across the countries. The Group will renew the leases according to the operation requirements of the Group and the related regulations of the respective countries.

Upon the adoption of IFRS 16 on 1 January 2019, land use rights were reclassified to “right -of-use assets”. Please refer to note 43 for details of right-of-use assets.

Land use rights without ownership certificates

As at 31 December 2019, the Group were in the process of applying for the ownership certificates for certain land use rights (which were reclassified and recognized as right-of-use assets upon the adoption of IFRS 16 on 1 January 2019) with an aggregate net book value of RMB350 million (2018: RMB543 million). Management is of the opinion that the Group is entitled to the lawful and valid occupation and use of the abovementioned land. There has been no litigations, claims or assessments against the Group for compensation with respect to the use of these buildings as at the date of approval of these financial statements.

12	Power generation licenses

The movements in the carrying amount of power generation licences during the years are as follows:

	2019	2018

Beginning of the year	4,014,972	3,916,246

Movement:
Currency translation differences	134,496	98,726

End of the year	4,149,468	4,014,972

The Group acquired the power generation licence in connection with the acquisition of Tuas Power. The power generation licence was initially recognised at fair value at the acquisition date. Tuas Power operates power plants in Singapore pursuant to the licence granted by the Energy Market Authority for a period of 30 years from 2003 until 2032. The licence was extended to 2044 during 2011 with minimal costs and is subject to further renewal. The Group expect that the applicable rules and regulations surrounding the renewal can be complied with based on the current market framework. The Group assessed the useful life of the power generation licence at 31 December 2019 as indefinite and therefore the licence is not amortised.

Impairment test of power generation licence

Power generation licence belongs to and has been assigned to Tuas Power, a CGU. The recoverable amount of the CGU is determined based on value-in-use calculation. Management prepared the impairment model based on budget approved by the Board and various factors, such as inflation, power demand and other factors as well as the terminal value. There is no impairment provided for the power generation licence for the year ended 31 December 2019 (2018: Nil).

Key assumptions used for value-in-use calculations:

Management has assessed that one of the most sensitive key assumptions is the pre-tax discount rate which was arrived at based on weighted average cost of capital. The pre-tax discount rate applied in determining the recoverable amounts of the CGU was 7.33% (31 December 2018: 8.02%). An absolute increase in the pre-tax discount rate of 0.5% (31 December 2018: 0.5%) would result in approximately RMB1,706 million (31 December 2018: RMB1,715 million) decrease in the recoverable amount of the CGU.

Other key assumptions include projection of its business performance based on estimation of gross margin from electricity sold, sales volume of electricity sold and other operating expenses, which are largely based on a combination of past performance of the CGU, its expectation of market developments and consistency with forecasts included in industry reports. On average, the growth rates of 2.0% was used in consideration of future expansion plans and new development projects as part of the long-term strategy. Cash flows beyond the terminal year was extrapolated using a growth rate of 2.0%.

13	Mining rights

The movements in the carrying amount of mining rights during the years are as follow:

	2019	2018

Beginning of the year
Cost	2,406,567	2,406,567
Accumulated impairment losses	(895,381)	(760,296)

Net book value	1,511,186	1,646,271

Movement:
Addition	66,319	-
Impairment charge for the year	-	(135,085)

End of the year	1,577,505	1,511,186

Cost	2,472,886	2,406,567
Accumulated impairment losses	(895,381)	(895,381)

Net book value	1,577,505	1,511,186

In 2019, No impairment losses for mining rights (2018: RMB135 million) have been recognised.

14	Derivative financial instruments

Details of derivative financial instruments are as follows:

	As at 31 December
	2019	2018
Derivative financial assets
－Hedging instruments for cash flow hedge (fuel swap contracts)	82,367	25,629
－Hedging instruments for cash flow hedge (exchange forward contracts)	4,319	9,062
－Financial instruments at fair value through profit or loss (fuel swap contracts)	4,601	-
－Financial instruments at fair value through profit or loss (exchange forward swap contracts)	-	14

Total	91,287	34,705
Less: non-current portion
－Hedging instruments for cash flow hedge (fuel swap contracts)	15,101	2,543
－Hedging instruments for cash flow hedge (exchange forward contracts)	1,275	3,427

Total non-current portion	16,376	5,970

Current portion	74,911	28,735

Derivative financial liabilities
－Hedging instruments for cash flow hedge (fuel swap contracts)	243,045	357,088
－Hedging instruments for cash flow hedge (exchange forward contracts)	42,082	21,335
－Hedging instruments for cash flow hedge (interest rate swap contracts)	162,594	149,117
－Financial instruments at fair value through profit or loss (fuel swap contracts)	2,987	17,705
－Financial instruments at fair value through profit or loss (exchange forward swap contracts)	-	47

Total	450,708	545,292
Less: non-current portion
－Hedging instruments for cash flow hedge (fuel swap contracts)	39,684	78,587
－Hedging instruments for cash flow hedge (exchange forward contracts)	13,641	4,384
－Hedging instruments for cash flow hedge (interest rate swap contracts)	145,590	144,999
－Financial instruments at fair value through profit or loss (fuel swap contracts)	1,493	3,338

Total non-current portion	200,408	231,308

Total current portion	250,300	313,984

14	Derivative financial instruments (continued)

For the years ended 31 December 2019 and 2018, no material ineffective portion was recognised in profit or loss arising from cash flow hedges.

TPG uses foreign currency forward contracts which are designated as hedging instruments in cash flow hedges of forecast purchase in USD. It also uses fuel oil swap contracts to hedge its fuel price risk arising from highly probable forecast purchases of fuel purchases.

TPG uses various interest rate swap contracts to hedge floating semi-annual interest payments on borrowings with maturity dates up to 2020. TPSTMWR also uses various interest rate swap contracts to hedge floating quarterly interest payments on borrowings with maturity dates up to 2044. The notional principal amount of these outstanding interest rate swap contracts at 31 December 2019 was S$929 million (RMB equivalents of RMB4,086 million) (2018: S$992 million (RMB equivalents of RMB4,968 million)). Through these arrangements, TPG swaps original floating interest (6-month SOR) to annual fixed interest determined by individual swap contracts. Such swap contracts are settled semi-annually from September 2011 to March 2020. TPSTMWR swaps original floating interest (3-month SOR) to annual fixed interest determined by individual swap contracts. Such swap contracts are settled quarterly from September 2019 to June 2044. As at 31 December 2019, these interest rate swap contracts are carried on the consolidated statement of financial position as financial liability of RMB163 million (2018: financial liability of RMB145 million).

There is an economic relationship between the hedged items and the hedging instruments as the terms of the exchange forward contracts, fuel swap contracts and interest rate swap contracts that match the terms of the expected highly probable forecast transactions and borrowings (i.e., notional amount and expected payment date). The Group has established a hedge ratio of 1:1 for the hedging relationships as the underlying risk of the exchange forward, fuel swaps and interest rate swaps are identical to the hedged risk components. To test the hedge effectiveness, the Group uses the hypothetical derivative method and compares the changes in the fair value of the hedging instruments against the changes in fair value of the hedged items attributable to the hedged risks.

The hedge ineffectiveness can arise from:

(a)	Differences in the timing of the cash flows of the hedged items and the hedging instruments.
(b)	Different indexes (and accordingly different curves) linked to the hedged risk of the hedged items and hedging instruments.
(c)	The counterparties’ credit risk differently impacting the fair value movements of the hedging instruments and hedged items.
(d)	Changes to the forecasted amount of cash flows of hedged items and hedging instruments.

14	Derivative financial instruments (continued)

The analysis of contractual cash inflows/(outflows) of major derivative financial instruments are as follows:

		Maturity
	Carrying amounts	Contractual cash flows	Within 1 year	Between 1 and 5 years	After 5 years
As at 31 December 2019
Derivative financial assets
Fuel derivatives used for hedging (net settlement)	82,367	82,367	67,266	15,101	-

Forward exchange contracts used for hedging
- inflows		697,057	585,340	111,717	-
- outflows		(691,081)	(581,248)	(109,833)	-

	4,319	5,976	4,092	1,884	-

Fuel derivatives that do not qualify as hedges (net settlement)	4,601	4,601	4,601	-	-

Derivative financial liabilities
Fuel derivatives used for hedging (net settlement)	243,045	(243,045)	(203,362)	(39,683)	-

Forward exchange contracts used for hedging
- inflows		2,702,992	2,042,062	660,930	-
- outflows		(2,738,635)	(2,067,617)	(671,018)	-
	42,082	(35,643)	(25,555)	(10,088)	-
Net-settled interest rate swaps used for hedging
- net cash inflows/(outflows)	162,594	(188,162)	(33,497)	(48,412)	(106,253)

Fuel derivatives that do not qualify as hedges (net settlement)	2,987	(2,987)	(1,493)	(1,494)	-

Forward exchange contracts that do not qualify as hedges (net settlement)	-	-	-	-	-

14	Derivative financial instruments (continued)

	Cash flows
	Carrying amounts	Contractual cash flows	Within 1 year	Between 1 and 5 years	After 5 years

As at 31 December 2018
Derivative financial assets
Fuel derivatives used for hedging (net settlement)	25,629	25,629	23,086	2,543	-

Forward exchange contracts used for hedging
- inflows		744,936	534,355	210,581	-
- outflows		(730,691)	(526,988)	(203,703)	-

	9,062	14,245	7,367	6,878	-

Forward exchange contracts that do not qualify as hedges (net settlement)	14	12	12	-	-

Derivative financial liabilities
Fuel derivatives used for hedging (net settlement)	357,088	(357,088)	(278,501)	(78,587)	-

Forward exchange contracts used for hedging
- inflows		2,425,238	2,059,061	366,177	-
- outflows		(2,433,994)	(2,069,218)	(364,776)	-

	21,335	(8,756)	(10,157)	1,401	-
Net-settled interest rate swaps used for hedging
- net cash inflows/(outflows)	149,117	(151,975)	(37,769)	(47,562)	(66,644)

Fuel derivatives that do not qualify as hedges (net settlement)	17,705	(17,705)	(14,366)	(3,339)	-

Forward exchange contracts that do not qualify as hedges (net settlement)	47	(32)	(32)	-	-

15	Goodwill

The movements of goodwill during the years are as follows:

	2019	2018

Beginning of the year

Cost	18,941,078	18,435,954
Accumulated impairment losses	(3,368,851)	(2,951,834)

Net book value	15,572,227	15,484,120

Movement:
Business combination	-	231,218
Impairment charge for the year	-	(409,371)
Disposal of subsidiary - cost	(21,723)	-
Disposal of subsidiary - impairment	21,723	-
Currency translation differences - cost	373,142	273,906
Currency translation differences - impairment	(10,414)	(7,646)

End of the year	15,934,955	15,572,227

Cost	19,292,497	18,941,078
Accumulated impairment losses	(3,357,542)	(3,368,851)

Net book value	15,934,955	15,572,227

Impairment tests for goodwill

Goodwill is allocated to the CGUs of the Group. The carrying amounts of major goodwill allocated to individual CGUs are as follows:

	2019	2018

PRC power segment:
Yunhe Power	700,346	700,346
Linyi Power	541,307	541,307
Wuhan Power	518,484	518,484
Liaocheng Co-generation	339,361	339,361

Overseas segment:
Tuas Power	11,190,944	10,828,216

15	Goodwill (continued)

The recoverable amount of a CGU is determined based on value-in-use calculations. For domestic CGUs, these calculations use cash flow projections based on management’s financial budgets covering periods of no more than five years. The Group expects cash flows beyond such periods will be similar to that of the respective final forecast years on existing production capacity and thus a zero terminal growth rate is utilized in the forecasts.

For the goodwill allocated to Tuas Power, management has based their assessment of recoverable amount on value-in-use calculations. Management prepared the impairment model based on financial budgets covering a period of no more than 5 years utilizing the key assumptions disclosed below. On average, the growth rates of 2.0% was used in consideration of future expansion plans and new development projects as part of the long-term strategy. Cash flows beyond the terminal year was extrapolated using a terminal growth rate of 2.0%. There is no impairment provided for the goodwill for the year ended 31 December 2019.

Pre-tax discount rates used for value-in-use calculations:

Yunhe Power	9.22%
Linyi Power	9.23%
Wuhan Power	9.21%
Liaocheng Co-generation	9.18%
Tuas Power	7.33%

Key assumptions used for value-in-use calculations:

Key assumptions applied in the impairment tests include the expected future sales volume, fuel prices, gross margin and terminal growth rate. Management determined these key assumptions based on past performance and its expectations on market development. The pre-tax discount rate used reflect specific risks relating to individual CGUs. Management believes that any reasonably possible change in any of these key assumptions on which recoverable amounts of individual CGUs are based may cause carrying amounts of individual CGUs to exceed their recoverable amounts.

For the goodwill allocated to CGUs in the PRC, changes of assumptions in future sales volume and fuel price could have affected the results of goodwill impairment assessment. As at 31 December 2019, if future sales volume had decreased by 1% or 5% from management’s estimates, while other variables stay constant with the expectations, the Group would have to further recognise impairment against goodwill by approximately RMB322 million and RMB2,930 million, respectively. If fuel price had increased by 1% or 5% from management’s estimates, while other variables stay constant with the expectations, the Group would have to further recognise impairment against goodwill by approximately RMB170 million and RMB1,829 million, respectively. Please refer to Note 12 for details of sensitivity analysis of oversea CGU impairment testing.

In 2019 and 2018, the increase of goodwill in respect of Tuas Power was due to currency translation differences.

16	Other non-current assets

Details of other non-current assets are as follows:

	As at 31 December
	2019	2018
Finance lease receivables (i)	10,519,845	10,811,603
VAT recoverable	4,172,871	3,282,075
Prepayments for pre-construction cost	788,081	987,469
Intangible assets (ii)	784,594	698,541
Profit compensation from Huaneng Group (iii)	-	440,551
Prepayments for capacity quota (iv)	-	303,399
Prepaid connection fees	37,484	113,587
Contract assets	642,557	92,995
Others	1,659,573	2,605,839

Total	18,605,005	19,336,059

(i)
Ruyi Pakistan Energy entered into a power purchase agreement with CPPA-G to sell all of the electricity produced with a regulated tariff mechanism approved by the National Electric Power Regulatory Authority. In accordance with the power purchase agreement and tariff mechanism, almost all the risks and rewards in relation to the power assets were in substance transferred to CPPA-G and therefore were accounted for as a finance lease to CPPA-G. Please refer to note 43 for other details of finance lease receivables.

(ii)	The intangible assets primarily consist of software, patented technologies and etc. In 2019, there was no impairment provided for the intangible assets (2018: Nil).

(iii)
The Company acquired several subsidiaries including Shandong Power from Huaneng Group which was completed on 1 January 2017. According to the profit compensation agreement associated with the acquisition, Huaneng Group should compensate the Company in cash based on the shortfall of accumulated actual net profit compared with the accumulated forecast net profit of certain subsidiaries of Shandong Power during the compensation period from year 2017 to 2019. As at 31 December 2019, the fair value of the abovementioned contingent consideration from Huaneng Group amounting to RMB458 million was recognised (31 December 2018: RMB991 million), which was recorded in other receivables and assets. The profit compensation is solely related to year 2019.

(iv)
This represents a capacity quota purchased by a subsidiary of the Group to build a co-generation project in prior years. Management assessed it could not be utilised in the foreseeable future according to the change of the current market condition and therefore provided full impairment of the prepayments of RMB303 million in the current period.

17	Inventories

Inventories comprised:

	As at 31 December
	2019	2018

Fuel (coal and oil) for power generation	7,304,783	8,150,398
Material and supplies	1,765,827	1,824,000

	9,070,610	9,974,398
Less: provision for inventory obsolescence	187,427	430,707

Total	8,883,183	9,543,691

Movements of provision for inventory obsolescence during the years are analyzed as follows:

	2019	2018

Beginning of the year	(430,707)	(168,875)
Provision*	(23,507)	(255,181)
Reversal	1,054	1,365
Write off*	272,659	-
Currency translation differences	(6,926)	(8,016)

End of the year	(187,427)	(430,707)

*
In 2018, approximately RMB255 million provision was provided for the fuel oil, which was recognised based on the net realisable value. In 2019, approximately RMB254 million provision was written-off for the fuel oil sold which was included in the inventory provision balance in 2018.

18	Other receivables and assets

Other receivables and assets comprised the following:
	As at 31 December
	2019	2018

Prepayments for inventories	758,834	990,742
Prepaid income tax	139,617	134,477
Others	266,252	270,330

Subtotal of prepayments	1,164,703	1,395,549

Less: Loss allowance	2,638	4,638

Total prepayments, net	1,162,065	1,390,911

Dividends receivable	-	30,000
Receivables from sales of fuel	99,649	74,578
Others (Note i)	2,077,156	1,569,181
Subtotal of other receivables	2,176,805	1,673,759

Less: Loss allowance	52,531	38,531

Total other receivables, net	2,124,274	1,635,228

Profit compensation from Huaneng Group (Note 16)	457,727	550,832
VAT recoverable	1,773,396	1,927,638
Finance lease receivables (Note 43)	483,691	871,302
Designated loan to a joint venture	80,000	80,000
Others	136,610	-

Gross total	6,272,932	6,499,080

Net total	6,217,763	6,455,911

Please refer to Note 37 for details of other receivables and assets due from the related parties. The Group does not hold any collateral or other credit enhancements over its other receivables. The other receivables are non-interest-bearing.

18	Other receivables and assets (continued)

The gross amounts of other receivables are denominated in the following currencies:

	As at 31 December
	2019	2018

RMB	1,943,568	1,572,651
S$ (RMB equivalent)	86,422	68,390
US$ (RMB equivalent)	11,898	7,401
PKR (RMB equivalent)	134,917	25,317

Total	2,176,805	1,673,759

Movements of loss allowance during the years are analyzed as follows:

	2019	2018

Beginning of the year	(43,169)	(33,879)
Provision	(25,578)	(24,924)
Reversal/write-off	13,578	15,634

End of the year	(55,169)	(43,169)

Note i:
Included in others, there were advances amounting to RMB232 million as at 31 December 2019 (31 December 2018: RMB273 million) which were due from Huangtai #8 Power Plant with indefinite repayment terms. For the year ended 31 December 2019, Huaneng Jinan Huangtai Power Limited Company (“Huangtai Power”), a subsidiary of the Company, received total repayments amounting to RMB41 million (for the year ended 31 December 2018: RMB60 million)

According to the property right transfer agreement signed in December 2008 between Shandong Power and Shandong Luneng Development Group (“Shandong Luneng”) and the corresponding approval from the State-owned Assets Supervision and Administration Commission of the State Council in February 2009 (“State-owned Assets Right [2009] No.70”), Shandong Power acquired 30% of property right of Huangtai #8 Power Plant from Shandong Luneng at a cash consideration of RMB110 million. Huangtai #8 Power Plant is not a legal entity under PRC Company Law, though it has separate accounting books, and therefore the Group recognised the 30% property right as other non-current assets. Huangtai Power is in charge of daily operations of Huangtai #8 Power Plant on behalf of two property owners.

19	Accounts receivable

Accounts receivable comprised the following:

	As at 31 December
	2019	2018

Accounts receivable	26,911,837	24,804,671
Notes receivable	5,552,422	4,621,180

	32,464,259	29,425,851

Less: Loss allowance	195,320	146,913

Total	32,268,939	29,278,938

Analysed into:
Accounts receivable
- At amortised cost	25,547,258	24,804,671
- At fair value through other comprehensive income	1,364,579	-

Notes receivable
- At amortised cost	5,552,422	4,621,180

In 2019, the Group entered into several accounts receivable factoring arrangements (the “Factoring Arrangements”) and transferred certain accounts receivable, with the carrying amount of RMB150 million, to the banks. Under the Factoring Arrangements, the Group is not exposed to default risks of the accounts receivable after the transfer. Subsequent to the transfer, the Group did not retain any rights on the use of the accounts receivable, including the sale, transfer or pledge of the accounts receivable to any other third parties. The original carrying value of the accounts receivable transferred under the arrangement that have not been settled as at 31 December 2019 was RMB150 million (2018: Nil).

In December 2019, the Group's subsidiary Shandong Power entered into an agreement of a single assets management plan (the “Assets Management Plan”) with Yingda Securities Co., Ltd. (“Yingda”), with an aggregate amount of RMB1,000,000,000 of accounts receivable purchased from Shandong Power through the asset management plan established by Yingda. Under the Assets Management Plan, the Group is not exposed to default risks of the accounts receivable after the transfer. Subsequent to the transfer, the Group did not retain any rights on the use of the accounts receivable, including the sale, transfer or pledge of the accounts receivable to any other third parties. The original carrying value of the accounts receivable transferred under the arrangement that have not been settled as at 31 December 2019 was RMB1,000,000,000.

During the year ended 31 December 2019, the Group recognised RMB 10,528 thousand loss on the date of transfer of the accounts receivable.

19	Accounts receivable (continued)

The gross amounts of accounts receivable are denominated in the following currencies:

	As at 31 December
	2019	2018

RMB	29,382,384	26,879,470
S$ (RMB equivalent)	1,077,008	1,016,299
US$ (RMB equivalent)	39,146	6,673
PKR (RMB equivalent)	1,965,721	1,523,409

Total	32,464,259	29,425,851

The Group usually grant credit periods of about one month to domestic local power grid customers from the end of the month in which the sales are made. SinoSing Power provides credit periods that range from 5 to 60 days from the dates of billings. Certain accounts receivable of Singapore subsidiaries are backed by bankers’ guarantees and/or deposits from customers. It is not practicable to determine the fair value of the collaterals that correspond to these accounts receivable. Ruyi Pakistan Energy entered into the agreement with CPPA-G with a one month credit period.

As at 31 December 2019, no accounts receivable were secured to banks as collateral against loans (2018: Nil). The Group does not hold any collateral or other credit enhancements over its accounts receivable. The accounts receivable are non-interest-bearing.

For the collateral of notes receivable, please refer to Note 28 for details.

Movements of loss allowance during the years are analyzed as follows:
	2019	2018
Beginning of the year	(146,913)	(112,086)
Provision	(64,838)	(40,064)
Reversal	16,596	4,728
Write-off	-	607
Currency translation differences	(165)	(98)

End of the year	(195,320)	(146,913)

Ageing analysis of accounts receivable and notes receivable based on the invoice date was as follows:
	As at 31 December
	2019	2018
Within 1 year	31,566,008	28,379,742
Between 1 to 2 years	696,401	833,358
Between 2 to 3 years	57,667	29,517
Over 3 years	144,183	183,234

Total	32,464,259	29,425,851

As at 31 December 2019, the maturity period of the notes receivable ranged from 1 to 12 months (2018: from 1 to 12 months).

20	Disposal group held for sale

On 31 July 2018, Shandong Power entered into an acquisition agreement with Taishan Power, a subsidiary of Huaneng Group, to acquire certain equity interest of Laizhou Wind Power. According to the acquisition agreement, part or all of the wind power generators of Laizhou Wind Power could be dismantled upon the requirement of the local government after the completion of the acquisition. In that case, Shandong Power is entitled to request Taishan Power or another third party designated by Taishan Power to repurchase 80% equity interests of Laizhou Wind Power in cash at fair value (no less than the fair value of equity interest of Laizhou Wind Power in the acquisition agreement).

In December 2018, as part of the wind power generators of Laizhou Wind Power had been dismantled, which is the case in the acquisition agreement, Shandong Power intended to sell 80% equity interests of Laizhou Wind Power back to Taishan Power. The assets and liabilities of Laizhou Wind Power are presented as a disposal group held for sale in the consolidated financial statements.

In 2019, some of the wind turbines were dismantled and a disposal loss of RMB166 million was recorded. In 2019, Shandong Power, Taishan Power and Huaneng Energy & Communications Holdings Co., Ltd.(“Huaneng Energy&Communications”), a subsidiary of Huaneng Group, entered into an agreement, which Taishan Power designates Huaneng Energy & Communication to purchase the 80% of equity interests of Laizhou Wind Power from Shandong Power, at a cash consideration of RMB1.05 million. The disposal of Laizhou Wind Power does not constitute a discontinued operation of the Group.

The transaction was completed on 27 December 2019. At the date of disposal, the carrying values of the net assets of the disposal group are as follows:

Date of disposal
RMB’000
Property, plant and equipment
and other non-current assets	364,184
Land use rights	29,924
Other non-current assets	1,752
Inventories	3
Other receivables and assets	3,006
Accounts receivable	44,603
Bank balances and cash	28,208
Long-term loans	513,200
Accounts payable and other liabilities	67,514
Taxes payable	2,365
Current portion of long-term loans	68,800
Non- controlling interest	(36,040)

Net asset subject to disposal	(144,159)
Consideration	1,050
Gain on disposal of a subsidiary	145,209
Loss on disposal of wind turbines	(165,540)
Net impact on disposal	(20,331)

20	Disposal group held for sale (continued)

RMB’000
Satisfied by:
Cash received in 2019	525
Receivable as at 31 December 2019	525

Total consideration	1,050

An analysis of the net inflow of cash and cash equivalents in respect of the disposal of a subsidiary is as follows:

2019
RMB’000

Cash consideration received	525
Cash and bank balances disposed of	(28,208)
Net inflow of cash and cash equivalents in respect of the disposal of a subsidiary	(27,683)

21	Share capital

	2019		2018
	Number of shares	Share capital	Number of shares	Share capital
		RMB ’000		RMB ’000

As at 1 January
A shares	10,997,709,919	10,997,710	10,500,000,000	10,500,000
Overseas listed foreign shares	4,700,383,440	4,700,383	4,700,383,440	4,700,383

Subtotal	15,698,093,359	15,698,093	15,200,383,440	15,200,383

Issuance of new A shares	-	-	497,709,919	497,710

As at 31 December
A shares	10,997,709,919	10,997,710	10,997,709,919	10,997,710
Overseas listed foreign shares	4,700,383,440	4,700,383	4,700,383,440	4,700,383

Total	15,698,093,359	15,698,093	15,698,093,359	15,698,093

22	Other equity instruments

(a)	Other equity instruments as at 31 December 2019

Type of Instruments	Issuance Date	Category	Initial Distribution Rate	Issue Price	Number	Par Value	Initial Period	Conversion Condition	Conversion Result
				RMB ’000		RMB ’000
Bond A	September 2017	Equity Instrument	5.05%	0.1	25,000,000	2,500,000	3 Years	None	None
Bond B	September 2017	Equity Instrument	5.17%	0.1	25,000,000	2,500,000	5 years	None	None
Yingda Insurance Financing Plan (1st)	September 2018	Equity Instrument	5.79%	—	—	3,283,000	8 years	None	None
Yingda Insurance Financing Plan (2nd)	September 2018	Equity Instrument	5.79%	—	—	827,000	8 years	None	None
Yingda Insurance Financing Plan (3rd)	September 2018	Equity Instrument	5.79%	—	—	890,000	8 years	None	None
China Life Financing Plan (1st)	September 2019	Equity Instrument	5.05%	—	—	2,070,000	8 years	None	None
PICC Financing Plan (1st)	September 2019	Equity Instrument	5.10%	—	—	930,000	10 years	None	None
2019 medium-term notes (2nd)	October 2019	Equity Instrument	4.08%	0.1	20,000,000	2,000,000	3 Years	None	None
2019 medium-term notes (3rd)	October 2019	Equity Instrument	4.05%	0.1	20,000,000	2,000,000	3 Years	None	None
China Life Financing Plan (2nd)	October 2019	Equity Instrument	5.05%	—	—	2,260,000	8 years	None	None
PICC Financing Plan (2nd)	October 2019	Equity Instrument	5.10%	—	—	1,740,000	10 years	None	None
2019 medium-term notes (4th)	November 2019	Equity Instrument	4.15%	0.1	25,000,000	2,500,000	3 Years	None	None
2019 medium-term notes (4th)	November 2019	Equity Instrument	4.53%	0.1	15,000,000	1,500,000	5 years	None	None
Total						25,000,000

(b)	Major Provisions

In 2017, the Company issued two tranches of perpetual corporate bonds with the net proceeds of approximately RMB2,500 million and RMB2,500 million, respectively. The perpetual corporate bonds are issued at par value with an initial distribution rate of 5.05% and 5.17%. The interests of the perpetual corporate bonds are recorded as distributions, which are paid annually in arrears in September in each year and may be deferred at the discretion of the Company unless compulsory distribution payment events (e.g. distributions to ordinary shareholders of the Company or reduction of the registered capital of the Company) occur. The perpetual corporate bonds have no fixed maturity date and are callable at the Company’s discretion in whole in August 2020 and 2022 respectively, the payment of the principal may be deferred for each renewal period as 3 and 5 years. The applicable distribution rate will be reset on first call date and each renewal period after first call date, to the sum of the applicable benchmark interest rate, the initial spread and 300 basis points per annum.

22	Other equity instruments (continued)

(b)	Major Provisions (continued)

In 2018, the Company issued three tranches of Yingda Insurance Financing Plan (“the Yingda plan”) with the aggregate proceeds of RMB5,000 million. The Yingda plan has no fixed period with initial distribution rate of 5.79%. The interests of the financing plan are recorded as distributions, which are paid annually in arrears in June and December in each year and may be deferred at the discretion of the Company unless compulsory payment events (e.g. distributions to ordinary shareholders of the Company or reduction of the registered capital of the Company) occurred.The Yingda plan has no fixed maturity date and are callable at the Company’s discretion in whole at each distribution date after 8th year of issuance, or the payment of the principal may be deferred at each distribution date aforementioned. The applicable distribution rate will be reset during the period from the 9th to the 11th year after the issuance, the period from the 11th to the 13th year after the issuance and the 13th year onwards after the issuance, to the higher of the initial distribution rate plus 300 basis points and the 10-year treasury bond yield in the 9th year after the issuance plus 600 basis points, the higher of the initial distribution rate plus 600 basis points and the 10-year treasury bond yield in the 11th year after the issuance plus 900 basis points and the higher of the initial distribution rate plus 900 basis points and the 10-year treasury bond yield in the 13th year after the issuance plus 1,200 basis points, respectively.

In 2019, the Company issued two tranches of China Life Financing Plan (“the China Life plan”) with the aggregate proceeds of RMB4,330 million. The China Life plan has no fixed period with initial distribution rate of 5.05%. The interests of the China Life plan are recorded as distributions, which are paid annually in arrears in March, June, September and December in each year and may be deferred at the discretion of the Company unless compulsory payment events (e.g. distributions to ordinary shareholders of the Company or reduction of the registered capital of the Company) occurred. The China Life plan has no fixed maturity date and are callable at the Company’s discretion in whole at each distribution date after 8th year of issuance, or the payment of the principal may be deferred at each distribution date aforementioned. The applicable distribution rate will be reset during the period from the 9th year after the issuance, the basis rate plus 300 basis points, and will remain 8.05% afterwards.

In 2019, the Company issued two tranches of PICC Financing Plan (“the PICC plan”) with the aggregate proceeds of RMB2,670 million. The PICC plan has no fixed period with initial distribution rate of 5.10%. The interests of the PICC plan are recorded as distributions, which are paid annually in arrears in March, June, September and December in each year and may be deferred at the discretion of the Company unless compulsory payment events (e.g. distributions to ordinary shareholders of the Company or reduction of the registered capital of the Company) occurred. The PICC plan has no fixed maturity date and are callable at the Company’s discretion in whole at each distribution date after 10th year of issuance, or the payment of the principal may be deferred at each distribution date aforementioned. The applicable distribution rate will be reset during the period from the 11th year after the issuance, the basis rate plus 300 basis points, and will remain 8.10% afterwards.

22	Other equity instruments (continued)

(b)	Major Provisions (continued)

In October 2019, the Company issued two tranches of medium-term notes with the net proceeds of approximate RMB2,000 million and RMB2,000 million, respectively. The medium-term notes are issued at par value with initial distribution rate of 4.08% and 4.05%. The interests of the medium-term notes are recorded as distributions, which are paid annually in arrears in October in each year and may be deferred at the discretion of the Company unless compulsory distribution payment events (e.g. distributions to ordinary shareholders of the Company or reduction of the registered capital of the Company) occurred. The medium-term notes have no fixed maturity date and are callable at the Company’s discretion at specific time, the payment of the principal may be deferred for each renewal period as 3 years, respectively. The applicable distribution rate will be reset on first call date and each renewal period after first call date, to the sum of the applicable benchmark interest rate, the initial spread and 300 basis points per annum.

In November 2019, the Company issued two tranches of medium-term notes with the net proceeds of approximately RMB2,500 million and RMB1,500 million. The medium term notes are issued at par value with initial distribution rates of 4.15% and 4.53%, respectively. The interests of the medium-term notes are recorded as distributions, which are paid annually in arrears in November in each year and may be deferred at the discretion of the Company unless compulsory distribution payment events (e.g. distributions to ordinary shareholders of the Company or reduction of the registered capital of the Company) occurred. The medium-term notes have no fixed maturity date and are callable at the Company’s discretion at specific time, the payment of the principal may be deferred for each renewal period as 3 and 5 years. The applicable distribution rate will be reset on first call date and each renewal period after first call date, to the sum of the applicable benchmark interest rate, the initial spread and 300 basis points per annum.

The perpetual corporate bonds, financing plans and medium-term notes were recorded as equity in the consolidated financial statements. During the year ended 31 December 2019, the profit attributable to holders of other equity instruments, based on the applicable distribution rate, was RMB686 million.

22	Other equity instruments (continued)

(c)	Changes of other equity instruments during 2019

	As at 1 January 2019		Issuance		Cumulative distributions		As at 31 December 2019
Type of Instruments	Number	Amount	Number	Amount	Accrued distribution	Distribution payment	Number	Amount
		RMB ’000		RMB ’000	RMB ’000	RMB ’000		RMB ’000
Bond A	25,000,000	2,533,872	—	—	126,158	(126,250)	25,000,000	2,533,780
Bond B	25,000,000	2,534,678	—	—	129,155	(129,250)	25,000,000	2,534,583
Yingda Insurance Financing Plan (1st)	—	3,288,808	—	—	192,726	(192,726)	—	3,288,808
Yingda Insurance Financing Plan (2nd)	—	828,463	—	—	48,548	(48,548)	—	828,463
Yingda Insurance Financing Plan (3rd)	—	891,575	—	—	52,247	(52,247)	—	891,575
China Life Financing Plan (1st)	—	—	—	2,070,000	29,037	(25,553)	—	2,073,484
PICC Financing Plan (1st)	—	—	—	930,000	12,911	(11,989)	—	930,922
2019 medium-term notes (2 nd)	—	—	20,000,000	1,994,811	16,722	—	20,000,000	2,011,533
2019 medium-term notes (3 rd)	—	—	20,000,000	1,996,222	15,049	—	20,000,000	2,011,271
China Life Financing Plan (2nd)	—	—	—	2,260,000	20,606	(16,802)	—	2,263,804
PICC Financing Plan (2nd)	—	—	—	1,740,000	16,023	(14,297)	—	1,741,726
2019 medium-term notes (4 th)	—	—	25,000,000	2,495,283	16,158	—	25,000,000	2,511,441
2019 medium-term notes (4 th)	—	—	15,000,000	1,495,849	10,582	—	15,000,000	1,506,431
Total		10,077,396		14,982,165	685,922	(617,662)		25,127,821

23	Surplus reserves

As at
1 January 2019 and
31 December 2019

Surplus reserves	8,140,030

According to the Company Law of the PRC, the Company’s articles of association and board resolutions, the Company appropriates 10% of each year’s net profit under PRC GAAP to the statutory surplus reserve. The Company has the option to cease provision for such reserve when it reaches 50% of the registered share capital. Upon the approval from the relevant authorities, this reserve can be used to make up any losses incurred or to increase share capital. Except for offsetting against losses, this reserve cannot fall below 25% of the registered share after being used to increase share capital.

As the statutory surplus reserve reaches 50% of the registered share capital in 2019, the Company made no provision this year.

23	Surplus reserves (continued)

Appropriation of discretionary surplus reserve is proposed by the Board of Directors, and approved by the general meeting of shareholders. This reserve can be used to make up any losses incurred in prior years or to increase the share capital after obtaining relevant approvals. For the years ended 31 December 2019 and 2018, no provision was made to the discretionary surplus reserve.

According to the articles of association, in distributing the Company’s profits after tax for the relevant accounting year, the lower of amounts determined in accordance with PRC GAAP and IFRS shall be adopted.  As at 31 December 2019, in accordance with PRC GAAP and IFRS, the balance of retained earnings for the Group amounted to approximately RMB30.708 billion and RMB33.677 billion, respectively; and the balance of retained earnings for the Company amounted RMB38.980 billion and RMB36.830 billion, respectively.

24	Dividends of ordinary shares and cumulative distribution of other equity instruments

(a)	Dividends of ordinary shares

On 31 March 2020, the Board of Directors proposed a cash dividend of RMB0.135 per share, totaling approximately RMB2,119 million. This proposal is subject to the approval of the shareholders at the annual general meeting.

On 12 June 2019, upon the approval from the annual general meeting of the shareholders, the Company declared 2018 final dividend RMB0.1 (2017: RMB0.1) per ordinary share, totalling approximately RMB1,570 million (2017: RMB1,520 million).

(b)	Cumulative distribution of other equity instruments

The other equity instruments were recorded as equity in the consolidated financial statements. For the year ended 31 December 2019, net profit attributable to holders of other equity instruments, based on the applicable rate, was RMB686  million, and the cumulative distribution paid-in 2019 was RMB618 million.

25	Long-term loans

Long-term loans comprised the following:

	As at 31 December
	2019	2018
Loans from Huaneng Group and its subsidiaries (a)	5,403,574	4,724,753
Bank loans and other loans (b)	128,619,138	145,444,257

	134,022,712	150,169,010

Less: Current portion of long-term loans	18,658,114	20,620,849

Total	115,364,598	129,548,161

25	Long-term loans (continued)

(a)	Loans from Huaneng Group and its subsidiaries

Details of loans from Huaneng Group and its subsidiaries are as follows:

	As at 31 December 2019
	Original currency	RMB equivalent	Less: Current portion	Non-current portion	Annual interest rate
	’000

Loans from Huaneng Group
Unsecured
RMB
- Variable rate	665,225	665,225	-	665,225	4.75%

Loans from Huaneng Finance
Unsecured
RMB
- Variable rate	3,808,800	3,808,800	413,200	3,395,600	4.28%-4.75%
- Fixed rate	28,000	28,000	-	28,000	4.51%-4.61%

Loans from Huaneng Tiancheng Financial Leasing Co., Ltd. (“Tiancheng Financial Leasing”)
Secured
RMB
- Variable rate	580,891	580,891	246,549	334,342	4.42%-5.20%
- Fixed rate	320,658	320,658	150,000	170,658	5.10%-6.60%

Total		5,403,574	809,749	4,593,825

	As at 31 December 2018
	Original currency	RMB equivalent	Less: Current portion	Non-current portion	Annual interest rate
	’000

Loans from Huaneng Group
Unsecured
RMB
- Variable rate	665,225	665,225	-	665,225	4.75%

Loans from Huaneng Finance
Unsecured
RMB
- Variable rate	3,596,000	3,596,000	469,200	3,126,800	4.28%-4.75%

Loans from Huaneng Tiancheng Financial Leasing Co., Ltd. (“Tiancheng Financial Leasing”)
Secured
RMB
- Variable rate	463,528	463,528	141,265	322,263	4.42%-4.75%

Total		4,724,753	610,465	4,114,288

25	Long-term loans (continued)

(b)	Bank loans and other loans

Details of bank loans and other loans are as follows:

	As at 31 December 2019
	Original currency	RMB equivalent	Less: Current portion	Non-current portion	Annual interest rate
	’000
Secured
RMB
- Fixed rate	5,032,030	5,032,030	1,262,520	3,769,510	4.41%-4.90%
- Variable rate	4,528,406	4,528,406	521,689	4,006,717	4.28%-4.90%
S$
- Variable rate	79,371	410,658	-	410,658	2.93%
Unsecured
RMB
- Fixed rate	7,477,712	7,477,712	1,803,335	5,674,377	2.65%-5.39%
- Variable rate	88,504,897	88,504,897	12,691,426	75,813,471	1.80%-6.55%
US$
- Variable rate	1,430,672	9,974,968	1,095,931	8,879,037	2.90%-6.82%
S$
- Variable rate	2,400,063	12,417,684	431,622	11,986,062	3.33%
€
- Fixed rate	15,451	120,760	34,772	85,988	2.00%-2.15%
JPY
- Fixed rate	2,372,009	152,023	7,070	144,953	0.75%

Total		128,619,138	17,848,365	110,770,773

	As at 31 December 2018
	Original currency	RMB equivalent	Less: Current portion	Non- current portion	Annual interest rate
	’000
Secured
RMB
- Fixed rate	5,853,730	5,853,730	1,211,700	4,642,030	4.41%-4.90%
- Variable rate	3,504,911	3,504,911	528,586	2,976,325	4.28%-4.90%
S$
- Variable rate	20,359	101,920	-	101,920	3.25%
Unsecured
RMB
- Fixed rate	11,133,929	11,133,929	4,184,303	6,949,626	2.00%-5.39%
- Variable rate	101,626,230	101,626,230	12,589,306	89,036,924	1.80%-6.55%
US$
- Variable rate	1,548,255	10,625,985	910,948	9,715,037	1.74%-7.29%
S$
- Variable rate	2,451,466	12,272,527	530,272	11,742,255	3.46%
€
- Fixed rate	21,841	171,393	48,441	122,952	0.75%-2.15%
JPY
- Fixed rate	2,482,335	153,632	6,828	146,804	0.75%

Total		145,444,257	20,010,384	125,433,873

25	Long-term loans (continued)

As at 31 December 2019, long-term loans of approximately RMB7,287 million were secured by future electricity revenue (31 December 2018: RMB8,938 million).

As at 31 December 2019, long-term loans of RMB3,586 million (31 December 2018: RMB986 million) were secured by certain property, plant and equipment with a net book value amounting to approximately RMB4,913 million (31 December 2018: RMB1,756 million).

Certain subsidiaries of the Group had sales and leaseback agreements with Tiancheng Financial Leasing and other financial leasing companies. According to the agreements, these subsidiaries have an option to buy back the equipment at a nominal price (RMB1) when the lease term expires. The substance of the transaction was to obtain financing secured by relevant assets within the leasing period. As at 31 December 2019, the equipment mentioned above had total carrying amounts of RMB1,955 million and RMB2,958 million (31 December 2018: RMB769 million and RMB987 million) respectively, which were recognised in property, plant and equipment while the long-term borrowings were RMB902 million and RMB2,684 million (31 December 2018: RMB464 million and RMB522 million) from Tiancheng Financial Leasing and other financial leasing companies, respectively.

As at 31 December 2019, long-term loans of approximately RMB8,797 million were guaranteed by Huaneng Group or other third parties. Please refer to Note 37(c) for details of long term loans guaranteed by the related parties.

The maturity of long-term loans is as follows:

	Loans from
	Huaneng Group and its subsidiaries		Bank loans and other loans
	As at 31 December		As at 31 December
	2019	2018	2019	2018

1 year or less	809,749	610,465	17,848,365	20,010,384
More than 1 year but no more than 2 years	1,320,611	760,580	28,426,578	27,940,579
More than 2 years but no more than 3 years	1,389,225	1,104,684	18,597,867	33,477,976
More than 3 years but no more than 4 years	106,719	805,024	11,400,277	14,109,277
More than 4 years but no more than 5 years	87,509	97,000	18,140,495	11,216,306
More than 5 years	1,689,761	1,347,000	34,205,556	38,689,735

	5,403,574	4,724,753	128,619,138	145,444,257
Less: amount due within 1 year included under current liabilities	809,749	610,465	17,848,365	20,010,384

Total	4,593,825	4,114,288	110,770,773	125,433,873

26	Long-term bonds

Outstanding corporate bonds, medium-term notes and debt financing instrument of the Group as at 31 December 2019 are summarised as follows:

Type of Instruments	Face Value	Issuance Date	Initial Period	Initial Distribution Rate	Effective Rate	Issue Price	Balance as at 31 December 2018	Issued Amount	Interest	Amortization	Repayment	Balance as at 31 December 2019
	RMB’000					RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

2014 medium-term notes (1 st)	4,000,000	July 2014	5 years	5.30%	5.37%	4,000,000	3,993,479	-	112,679	6,521	(4,000,000)	-
2016 corporate bonds (1 st)	3,000,000	June 2016	5 years	3.48%	3.48%	3,000,000	3,000,010	-	104,400	62	-	3,000,072
2016 corporate bonds (1 st)	1,200,000	June 2016	10 years	3.98%	3.98%	1,200,000	1,199,973	-	47,760	12	-	1,199,985
2017 medium-term notes (1 st)	5,000,000	July 2017	5 years	4.69%	4.90%	5,000,000	5,000,939	-	234,500	939	-	5,001,878
2017 debt financing instrument (1 st)	500,000	July 2017	3 years	4.75%	4.81%	500,000	499,563	-	23,750	283	-	499,846
2017 corporate bonds (1 st)	2,300,000	November 2017	3 years	4.99%	4.99%	2,300,000	2,299,916	-	114,770	46	-	2,299,962
2018 corporate bonds (1 st)	1,500,000	April 2018	3 years	4.90%	4.90%	1,500,000	1,500,010	-	73,500	30	-	1,500,040
2018 medium-term notes (1 st)	3,000,000	May 2018	3 years	4.80%	4.91%	3,000,000	2,993,135	-	144,000	2,934	-	2,996,069
2018 medium-term notes (2 nd)	2,000,000	July 2018	3 years	4.41%	4.56%	2,000,000	1,998,518	-	88,200	2,824	-	2,001,342
2018 debt financing instrument (1 st)	2,500,000	July 2018	3 years	4.68%	4.81%	2,500,000	2,492,636	-	117,000	2,911	-	2,495,547
2018 corporate bonds (2 nd)	5,000,000	September 2018	10 years	5.05%	5.05%	5,000,000	4,999,963	-	252,500	30	-	4,999,993
2019 corporate bonds (1 st)	2,300,000	April 2019	10 years	4.70%	4.70%	2,300,000	-	2,300,000	74,725	(10)	-	2,299,990
2019 corporate bonds (2 nd)	1,000,000	July 2019	3 years	3.55%	3.55%	1,000,000	-	1,000,000	17,071	7	-	1,000,007
2019 medium-term notes (1 st)	500,000	July 2019	3 years	3.55%	3.65%	500,000	-	500,000	8,051	(1,241)	-	498,759
2019 medium-term notes (1 st)	1,500,000	July 2019	5 years	3.85%	3.96%	1,500,000	-	1,500,000	26,193	(6,567)	-	1,493,433

Total						35,300,000	29,978,142	5,300,000	1,439,099	8,781	(4,000,000)	31,286,923

26	Long-term bonds (continued)

Outstanding corporate bonds, medium-term notes and debt financing instrument of the Group as at 31 December 2018 are summarised as follows:

Type of Instruments	Face Value	Issuance Date	Initial Period	Initial Distribution Rate	Effective Rate	Issue Price	Balance as at 31 December 2017	Issued Amount	Interest	Amortization	Repayment	Balance as at 31 December 2018
	RMB’000					RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

2008 corporate bonds (1 st)	4,000,000	May 2008	10 years	5.20%	5.42%	4,000,000	3,997,033	-	72,943	2,967	(4,000,000)	-
2014 medium-term notes (1 st)	4,000,000	July 2014	5 years	5.30%	5.37%	4,000,000	3,993,809	-	212,000	(330)	-	3,993,479
2016 corporate bonds (1 st)	3,000,000	June 2016	5 years	3.48%	3.48%	3,000,000	2,999,949	-	104,400	61	-	3,000,010
2016 corporate bonds (1 st)	1,200,000	June 2016	10 years	3.98%	3.98%	1,200,000	1,199,961	-	47,760	12	-	1,199,973
2017 medium-term notes (1 st)	5,000,000	July 2017	5 years	4.69%	4.90%	5,000,000	5,000,000	-	234,500	939	-	5,000,939
2017 debt financing instrument (1 st)	500,000	July 2017	3 years	4.75%	4.81%	500,000	500,129	-	23,750	(566)	-	499,563
2017 corporate bonds (1 st)	2,300,000	November 2017	3 years	4.99%	4.99%	2,300,000	2,299,985	-	114,770	(69)	-	2,299,916
2018 corporate bonds (1 st)	1,500,000	April 2018	3 years	4.90%	4.90%	1,500,000	-	1,500,000	54,773	10	-	1,500,010
2018 medium-term notes (1 st)	3,000,000	May 2018	3 years	4.80%	4.91%	3,000,000	-	3,000,000	96,263	(6,865)	-	2,993,135
2018 medium-term notes (2 nd)	2,000,000	July 2018	3 years	4.41%	4.56%	2,000,000	-	2,000,000	42,046	(1,482)	-	1,998,518
2018 debt financing instrument (1 st)	2,500,000	July 2018	3 years	4.68%	4.81%	2,500,000	-	2,500,000	55,775	(7,364)	-	2,492,636
2018 corporate bonds (2 nd)	5,000,000	September 2018	10 years	5.05%	5.05%	5,000,000	-	5,000,000	78,171	(37)	-	4,999,963

Total						34,000,000	19,990,866	14,000,000	1,137,151	(12,724)	(4,000,000)	29,978,142

27          Other non-current liabilities

	As at 31 December
	2019	2018

Finance lease payables (a)	-	1,442,174
Government grants
-Environmental subsidies (b)	1,155,147	1,224,878
-Other government grants	306,077	320,083
Contract liabilities	2,443,254	2,248,682
Other deferred income	52,760	70,211
Others	888,809	1,114,754

Subtotal	4,846,047	6,420,782

Current portion of finance lease payables (a)	-	(326,048)
Current portion of other non-current liabilities	(65,277)	(149,598)

Subtotal	(65,277)	(475,646)

Total	4,780,770	5,945,136

(a)
The Group’s certain leases were classified as finance leases prior to IFRS 16 becoming effective on 1 January 2019 and had remaining lease terms ranging from 2 to 9 years. Upon the adoption of IFRS 16, finance lease payables were classified from “other non-current liabilities” to “lease liabilities”. Please refer to note 43 for other details of liabilities.

As at 31 December 2018, the Group’s finance lease obligation is as follows:
31 December
2018
Within 1 year	415,962
After 1 year but within 2 years	341,415
After 2 years but within 3 years	327,239
After 3 years	674,355

1,758,971

Less: Total future interest expense	316,797

Total	1,442,174

(b)	This primarily represented subsidies for the construction of desulphurization equipment and other environmental protection projects.

28	Accounts payable and other liabilities

Accounts payable and other liabilities comprised:

	As at 31 December
	2019	2018

Accounts and notes payable	15,850,958	14,683,707
Payables to contractors for construction	12,695,720	12,353,097
Retention payables to contractors	1,537,024	1,557,737
Accrued interests	1,276,703	1,152,767
Others	5,909,676	5,391,372

Total	37,270,081	35,138,680

Please refer to Note 37(a)(iv) for details of accounts payable and other liabilities due to the related parties.

As at 31 December 2019, there were notes payable, amounting to RMB89 million (2018: nil), secured by notes receivable.

As at 31 December 2019 and 31 December 2018, the accounts and notes payables and other liabilities are non-interest-bearing.

The carrying amounts of financial liabilities included in accounts payable and other liabilities are denominated in the following currencies:

	As at 31 December
	2019	2018

RMB	34,996,912	33,354,665
S$ (RMB equivalent)	1,024,453	561,064
US$ (RMB equivalent)	940,749	1,075,678
JPY (RMB equivalent)	12,564	10,088
EUR (RMB equivalent)	1,194	-
PKR (RMB equivalent)	294,209	137,185

Total	37,270,081	35,138,680

The ageing analysis of accounts and notes payable was as follows:

	As at 31 December
	2019	2018

Within 1 year	15,435,470	14,423,179
Between 1 to 2 years	311,880	143,514
Over 2 years	103,608	117,014

Total	15,850,958	14,683,707

29	Taxes payable

Taxes payable comprises:

	As at 31 December
	2019	2018

VAT payable	908,491	867,615
Income tax payable	748,957	231,299
Others	444,169	375,523

Total	2,101,617	1,474,437

30	Short-term bonds

	Face Value	Issuance Date	Maturity	Issue Price	Coupon Rate	Balance as at 31 December 2018	Issued Amount	Interest	Amortization	Repayment	Balance as at 31 December 2019
	RMB’000			RMB’000		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Super short-bond (2018 11th)	2,500,000	October 2018	180 days	2,500,000	3.20%	2,515,816	-	23,233	403	(2,539,452)	-
Super short-bond (2018 12th)	2,000,000	November 2018	90 days	2,000,000	2.78%	2,006,575	-	6,703	432	(2,013,710)	-
Super short-bond (2018 13th)	2,000,000	November 2018	180 days	2,000,000	3.10%	2,006,841	-	23,781	(47)	(2,030,575)	-
Super short-bond (2018 14th)	2,000,000	November 2018	180 days	2,000,000	3.05%	2,005,323	-	23,564	1,195	(2,030,082)	-
Super short-bond (2018 15th)	2,000,000	November 2018	90 days	2,000,000	2.78%	2,004,557	-	8,531	622	(2,013,710)	-
Super short-bond (2018 16th)	1,000,000	December 2018	270 days	1,000,000	3.30%	1,002,342	-	22,060	9	(1,024,411)	-
Super short-bond (2019 1st)	2,000,000	March 2019	90 days	2,000,000	2.40%	-	2,000,000	11,803	-	(2,011,803)	-
Super short-bond (2019 2nd)	5,000,000	May 2019	180 days	5,000,000	2.30%	-	5,000,000	56,557	-	(5,056,557)	-
Super short-bond (2019 3rd)	2,000,000	May 2019	90 days	2,000,000	2.30%	-	2,000,000	11,311	-	(2,011,311)	-
Super short-bond (2019 4th)	2,000,000	June 2019	90 days	2,000,000	2.40%	-	2,000,000	11,803	-	(2,011,803)	-
Super short-bond (2019 5th)	2,000,000	June 2019	90 days	2,000,000	2.40%	-	2,000,000	11,803	-	(2,011,803)	-
Super short-bond (2019 6th)	2,000,000	August 2019	90 days	2,000,000	2.20%	-	2,000,000	10,820	-	(2,010,820)	-
Super short-bond (2019 7th)	4,000,000	September 2019	60 days	4,000,000	2.20%	-	4,000,000	14,426	-	(4,014,426)	-
Super short-bond (2019 8th)	2,000,000	September 2019	90 days	2,000,000	2.15%	-	2,000,000	10,574	-	(2,010,574)	-
Super short-bond (2019 9th)	5,000,000	October 2019	180 days	5,000,000	2.09%	-	5,000,000	17,416	754	-	5,018,170
Super short-bond (2019 10th)	2,000,000	November 2019	90 days	2,000,000	2.00%	-	2,000,000	5,902	196	-	2,006,098
Super short-bond (2019 11th)	2,000,000	December 2019	60 days	2,000,000	1.80%	-	2,000,000	1,180	87	-	2,001,267

Total				41,500,000		11,541,454	30,000,000	271,467	3,651	(32,791,037)	9,025,535

31	Short-term loans

Short-term loans are as follows:

	As at 31 December 2019			As at 31 December 2018
	Original currency	RMB equivalent	Annual interest rate	Original currency	RMB equivalent	Annual interest rate
	’000			’000

Secured
RMB
- Fixed rate	667,979	667,979	0.00%-4.20%	435,856	435,856	3.41%-6.90%
- Variable rate	-	-	-	75,000	75,000	3.60%-3.85%

Unsecured
RMB
- Fixed rate	13,935,660	13,935,660	3.15%-4.35%	11,740,658	11,740,658	3.30%-4.90%
- Variable rate	50,948,412	50,948,412	3.60%-4.79%	47,227,150	47,227,150	3.92%-4.65%
US$
- Variable rate	200,000	1,394,304	3.32%	180,401	1,238,131	3.79%
PKR
- Variable rate	3,857,000	173,013	14.58%	6,500,000	321,977	11.51%

Total		67,119,368			61,038,772

As at 31 December 2019, short-term loans of RMB659 million (31 December 2018: RMB461 million) represented the notes receivable that were discounted with recourse. As these notes receivable had not yet matured, the proceeds received were recorded as short-term loans.

As at 31 December 2019, short-term loans borrowed from China Minsheng Banking Corp., Ltd. (“China Minsheng Bank”) amounted to RMB9 million were secured by deposit of RMB1.49 million.

As at 31 December 2019, short-term loans of RMB1,567 million (31 December 2018: RMB1,560 million) represented the guaranteed loan borrowed by Ruyi Pakistan Energy, of which US$0.2 billion (RMB equivalents of RMB1,394 million) is guaranteed by Shandong Power and Ruyi Technology Group (the other shareholder of Ruyi Pakistan Energy) on the proportion of the shareholding basis and PKR3.86 billion (RMB equivalents of RMB173 million) is guaranteed by Shandong Luyi Power International Limited Company (“Luyi Power”), a joint venture of Shandong Power.

As at 31 December 2019, short-term loans borrowed from Huaneng Finance amounted to RMB8,583 million (31 December 2018: RMB9,454 million) with annual interest rates ranging from 3.91% to 4.35% (31 December 2018: from 4.13% to 4.35%), and short-term loans borrowed from Tiancheng Financial Leasing amounted to RMB166 million (31 December 2018: Nil) with an annual interest rate 4.35%.

32	Deferred income tax assets and liabilities

The deferred income tax assets and liabilities are as follows:

	As at 31 December
	2019	2018

Deferred income tax assets before offsetting	3,844,143	3,903,331
Offset amount	(1,683,956)	(1,620,746)

Deferred income tax assets after offsetting	2,160,187	2,282,585

Deferred income tax liabilities before offsetting	(4,821,747)	(5,486,905)
Offset amount	1,683,956	1,620,746

Deferred income tax liabilities after offsetting	(3,137,791)	(3,866,159)

	(977,604)	(1,583,574)

The gross movement on the deferred income tax accounts is as follows:

	2019	2018

Beginning of the year	(1,583,574)	(2,373,238)
Business combination	-	(68,083)
Disposal of other equity instrument investments	167,182	-
Credited to profit or loss (Note 34)	470,330	775,820
(Charged)/credited to other comprehensive income	(9,550)	100,966
Currency translation differences	(21,992)	(19,039)

End of the year	(977,604)	(1,583,574)

32	Deferred income tax assets and liabilities (continued)

The movements in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdictions, are as follows:

Deferred income tax assets:

	Hedging reserve	Fair value gains	Amortization of land use rights	Provision for impairment loss	Depreciation	Accrued expenses	VAT refunds on purchases of domestically manufactured equipment	Unused tax losses	Lease liabilities	Others	Total

As at 1 January 2018	5,571	-	13,422	593,957	1,032,633	54,251	179,576	561,422	-	1,163,745	3,604,577

Business combination	-	-	-	-	-	-	-	2,919	-	27,616	30,535
(Charged)/credited to profit or loss	-	-	(493)	43,640	(106,076)	1,766	(25,433)	210,336	-	61,317	185,057
Credited to other comprehensive income	77,050	-	-	-	-	-	-	-	-	-	77,050
Currency translation differences	1,493	-	-	992	-	-	-	-	-	3,627	6,112

As at 31 December 2018	84,114	-	12,929	638,589	926,557	56,017	154,143	774,677	-	1,256,305	3,903,331

(Charged)/credited to profit or loss	-	-	(493)	179,661	(86,022)	19,970	(25,433)	(224,918)	965	18,298	(117,972)
(Charged)/credited to other comprehensive income	(24,966)	80,359	-	-	-	-	-	-	-	-	55,393
Currency translation differences	2,228	-	-	690	-	-	-	-	-	473	3,391

As at 31 December 2019	61,376	80,359	12,436	818,940	840,535	75,987	128,710	549,759	965	1,275,076	3,844,143

32	Deferred income tax assets and liabilities (continued)

Deferred income tax liabilities:

	Hedging reserve	Fair value gains	Amortization of land use rights	Depreciation	Power Generation licence	Mining rights	Territorial water use right	Right of use assets	Others	Total

As at 1 January 2018	(24,261)	(108,625)	(1,010,606)	(3,820,274)	(665,760)	(129,383)	(2,409)	-	(216,497)	(5,977,815)

Disposal of subsidiaries credited to profit or loss				(98,618)	-	-	-	-		(98,618)
Credited to profit or loss	-	-	28,760	518,843	-	-	-	-	43,160	590,763
Credited/(charged) to other comprehensive income	24,261	(345)	-	-	-	-	-	-	-	23,916
Currency translation differences	-	-	(599)	(7,769)	(16,783)	-	-	-	-	(25,151)

As at 31 December 2018	-	(108,970)	(982,445)	(3,407,818)	(682,543)	(129,383)	(2,409)	-	(173,337)	(5,486,905)

Disposal of other equity instrument investments	-	167,182	-	-	-	-	-	-	-	167,182
Credited/(charged) to profit or loss	-	-	36,507	412,408	-	-	-	(120)	139,507	588,302
Charged to other comprehensive income	-	(64,943)	-	-	-	-	-	-	-	(64,943)
Currency translation differences	-	-	(738)	(1,781)	(22,864)	-	-	-	-	(25,383)

As at 31 December 2019	-	(6,731)	(946,676)	(2,997,191)	(705,407)	(129,383)	(2,409)	(120)	(33,830)	(4,821,747)

32	Deferred income tax assets and liabilities (continued)

As at 31 December 2019 and 2018, taxable temporary differences relating to interest in equity method investees amounted to RMB4.04 billion and RMB3.08 billion, respectively. No deferred tax liabilities were recognised as at 31 December 2019 and 2018 as dividends from investments in associates and joint ventures are exempted from the PRC income tax and the Company has no plan to dispose of any of these investees in the foreseeable future.

As at 31 December 2019, taxable temporary differences relating to the interest of wholly-owned foreign subsidiaries amounted to RMB2.22 billion. No deferred tax liabilities were recognised in respect of the tax that would be payable on the distribution of these interests as at 31 December 2019 as the Company controls the dividend policy of the subsidiary, and it has been determined that it is probable that the interests will not be distributed in the foreseeable future. And the Company has no plan to dispose of any of these investees in the foreseeable future.

In accordance with the accounting policy set out in Note 2(w), the Group did not recognise deferred income tax assets in respect of certain deductible temporary differences and accumulated tax losses that can be carried forward against future taxable income as follows:

	As at 31 December
	2019	2018

Deductible temporary differences	9,832,527	5,324,572
Unused tax losses	10,504,590	9,581,856

Total	20,337,117	14,906,428

The expiry dates of the tax losses of the Group for which no deferred income tax assets were recognised are summarised as follows:

	As at 31 December
	2019	2018

Year of expiry
2019	-	1,553,294
2020	1,452,554	1,520,528
2021	1,420,522	1,438,360
2022	2,208,635	2,359,946
2023	2,472,090	2,709,728
2024	2,950,789	-

Total	10,504,590	9,581,856

33	Additional financial information to the consolidated statement of financial position

As at 31 December 2019, the net current liabilities of the Group amounted to approximately RMB80,839 million (2018: RMB76,407 million). On the same date, total assets less current liabilities were approximately RMB286,630 million (2018: RMB281,697 million).

34	Income tax expense

	For the year ended 31 December
	2019	2018	2017

Current income tax expense	2,481,585	1,418,993	1,942,238
Deferred income tax (Note 32)	(470,330)	(775,820)	(724,712)

Total	2,011,255	643,173	1,217,526

No Hong Kong profits tax has been provided as there were no estimated assessable profits in Hong Kong for the year (2018 and 2017: Nil).

The Company and its PRC branches and subsidiaries are subject to income tax at 25%, except for certain PRC branches and subsidiaries that are tax exempted or taxed at preferential tax rates, as determined in accordance with the relevant PRC income tax rules and regulations for the years ended 31 December 2019 and 2018.

The income tax rate applicable to Singapore subsidiaries is 17% (2018: 17%). The Company's overseas subsidiary in Pakistan engaged in the power generation business is entitled to an income tax exemption according to Pakistani 2015 Fiscal Act. Another subsidiary located in Pakistan engaged in the provision of maintenance services. Before 1 July 2019, the subsidiary’s tax liability would be calculated as the amount higher of  (i) normal tax at the rate of 29% of taxable income; (ii) Alternative Corporate Tax (ACT) at the rate of 17% of accounting profit; and (iii) minimum tax deductible at 8% of the revenue. If the income tax calculated is above normal tax at the rate of 29%, it would be carried forward to subsequent years for settlement against the liabilities of following years. The carry forward time period is 5 years in case of minimum tax and 10 years in case of ACT. However, from 1 July 2019, if the minimum tax liability is above the normal tax calculated, it cannot be carried forward to subsequent years.

The reconciliation of the effective income tax rate from the notional income tax rate is as follows:

	For the year ended 31 December
	2019	2018	2017

PRC statutory enterprise income tax rate	25.00%	25.00%	25.00%
Effect of different tax rates of certain subsidiaries	(7.33%)	(3.56%)	1.39%
Utilisation of previously unrecognised tax losses and deductible temporary differences	(6.00%)	(2.66%)	-
Unrecognized tax losses for the year	27.76%	29.49%	18.45%
Unrecognized deductible temporary differences	34.68%	5.92%	6.04%
Effect of non-taxable income	(10.44%)	(28.53%)	(12.37%)
Effect of non-deductible expenses	3.18%	11.22%	7.05%
Others	(2.38%)	(4.27%)	(2.10%)

Effective tax rate	64.47%	32.61%	43.46%

35	Earnings per share

The basic earnings per share is calculated by dividing the consolidated net profit attributable to the equity holders of the Company excluding cumulative distribution of other equity instruments by the weighted average number of the Company’s outstanding ordinary shares during the year:

	For the year ended 31 December
	2019	2018	2017

Consolidated net profit attributable to equity holders of the Company	766,345	734,435	1,579,836
Less: cumulative distribution of other equity instruments	685,922	342,349	68,600

Consolidated net profit attributable to ordinary shareholders of the Company	80,423	392,086	1,511,236

Weighted average number of the Company’s outstanding ordinary shares (’000) *	15,698,093	15,283,335	15,200,383

Basic and diluted earnings per share (RMB)	0.01	0.03	0.10

*Weighted average number of ordinary shares:

	2019	2018	2017
	’000	’000	’000

Issued ordinary shares at 1 January	15,698,093	15,200,383	15,200,383
Effect of share issue	-	82,952	-

Weighted average number of ordinary shares at 31 December	15,698,093	15,283,335	15,200,383

There was no dilutive effect on earnings per share since the Company had no dilutive potential ordinary shares for the years ended 31 December 2019 and 2018.

36	Notes to consolidated statement of cash flows

Bank balances and cash comprise the following:

	As at 31 December
	2019	2018	2017

Total bank balances and cash	13,306,139	15,832,788	9,364,823
Add: Cash and cash equivalents transferred to disposal group	-	15,104	-
Less: Restricted cash	862,881	430,210	82,433

Cash and cash equivalents as at year end	12,443,258	15,417,682	9,282,390

The bank balances and cash of the Group are denominated in the following currencies:

	As at 31 December
	2019	2018	2017

RMB	10,649,660	14,389,435	8,213,100
S$ (RMB equivalent)	1,243,481	927,395	835,995
US$ (RMB equivalent)	716,233	482,666	315,535
Others	696,765	33,292	193

Total	13,306,139	15,832,788	9,364,823

During the year, the Group had non-cash additions to right-of-use assets and lease liabilities of RMB2,234 million and RMB2,234 million, respectively, in respect of lease arrangements (2018 and 2017: Nil).

The table below details changes in the Group’s liabilities from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are liabilities for which cash flows were, or future cash flows will be, classified in the Group’s consolidated statement of cash flows as cash flows from financing activities:

36	Notes to consolidated statement of cash flows (continued)

Items	Loans (Note 25,31)	Loans in Disposal group held for sale (Note 20)	Bonds (Note 26,30)	Accrued Interests (Note 28)	Cumulative distribution of other equity instrument (Note 24)	Finance leases payables/ Lease liabilities (Note 27,43)	Dividends payable

As at 31 December 2018	211,207,782	297,400	41,519,596	1,152,767	8,846	1,442,174	1,267,833
Effect of adoption of IFRS 16	-		-	-	-	774,618	-
As at 1 January 2019 (restated)	211,207,782	297,400	41,519,596	1,152,767	8,846	2,216,792	1,267,833

(a) Asset acquisitions	9,418	-	-	-	-	602,257	-

(b) Changes from financing cash flows:
Proceeds from new loans	119,800,321	498,000	-	-	-	-	-
Repayment of loans	(130,703,965)	(213,400)	-	-	-	-	-
Proceeds from new bonds	-	-	35,300,000	-	-	-	-
Repayment of bonds	-	-	(36,500,000)	-	-	-	-
Payment of lease liabilities	-	-	-	-	-	(488,015)	-
Interest paid	-	-	(291,040)	(10,732,737)	(617,662)	-	-
Dividends paid to shareholders of the Company	-	-	-	-	-	-	(1,569,809)
Dividends paid to Non-controlling interests of the subsidiaries	-	-	-	-	-	-	(1,436,574)
Others	-	-	(29,075)	-	-	-	-

(c) Exchange adjustments	811,524	-	-	-	-	(23,673)	-

(e) Other changes:
New leases	-	-	-	-	-	2,233,736	-
Interest expenses	-	-	314,280	10,276,865	-	171,573	-
Accrued cumulative distribution of other equity instrument	-	-	-	-	685,922	-	-
Capitalised borrowing costs	-	-	-	579,808	-	-	-
Dividends relating to 2018	-	-	-	-	-	-	2,929,586
Disposal group held for sale	-	(582,000)	-	-	-	-	-
Others	17,000	-	(1,303)	-	-	-	-

As at 31 December 2019	201,142,080	-	40,312,458	1,276,703	77,106	4,712,670	1,191,036

36	Notes to consolidated statement of cash flows (continued)

Items	Loans (Note 25,31)	Bonds (Note 26,30)	Accrued Interests (Note 28)	Cumulative distribution of other equity instrument (Note 24)	Finance leases payables (Note 27,43)	Interest rate swap contracts (liabilities) (Note 14)

As at 1 January 2018	205,380,764	31,059,223	947,302	-	1,600,106	130,643

(a) Business combination	11,983,707	-	16,798	-	249,161	-

(b) Changes from financing cash flows:
Proceeds from new bank loans	126,001,437	-	-	-	-	-
Repayment of bank loans	(132,293,601)	-	-	-	-	-
Proceeds from new bonds	-	54,000,000	-	-	-	-
Repayment of bonds	-	(43,500,000)	-	-	-	-
Capital element of finance lease rentals paid	-	-	-	-	(549,169)	-
Interest element of finance lease rentals paid	-	-	-	-	(87,857)	-
Interest paid	-	(643,356)	(10,011,011)	(333,504)	-	-
Others	(20,466)	(73,562)	-	-	-	-

(c) Exchange adjustments	415,219	-	2,959	-	(242)	-

(d) Changes in fair value	-	-	-	-	-	18,474

(e) Other changes:
New finance leases	-	-	-	-	34,911	-
Interest expenses	-	686,017	9,701,316	-	99,079	-
Accrued cumulative distribution of other equity instrument	-	-	-	342,350	-	-
Capitalised borrowing costs	-	-	495,818	-	-	-
Transfer to a disposal group held for sale	(297,400)	-	(415)	-	-	-
Others	38,122	(8,726)	-	-	96,185	-
As at 31 December 2018	211,207,782	41,519,596	1,152,767	8,846	1,442,174	149,117
The total cash outflow for leases included in the consolidated statement of cash flows is as follows:

For the year ended 31 December 2019
Within financing activities*	(488,015)
Total	(488,015)

* During the year, the principal portion of lease liabilities paid was RMB316 million.

37	Related party balances and transactions

The related parties of the Group that had transactions with the Group are as follows:

Names of related parties	Nature of relationship
Huaneng Group	Ultimate parent company
HIPDC	Parent company
Sichuan Hydropower	An associate of the Company and also a subsidiary of Huaneng Group*
Hanfeng Power	An associate of the Company and also a subsidiary of Huaneng Group
Huaneng (Tianjin) Coal Gasification Power Generation Co., Ltd.	An associate of the Company and also a subsidiary of Huaneng Group
Tiancheng Financial Leasing	An associate of the Company and also a subsidiary of Huaneng Group
Huaneng Shidao Bay Nuclear Power Development Co., Ltd.	An associate of the Company and also a subsidiary of Huaneng Group
Huaneng Xiapu Nuclear Power Co., Ltd.	An associate of the Company and also a subsidiary of Huaneng Group
Huaneng Finance	An associate of the Company and also a subsidiary of Huaneng Group
Shanghai Leading Energy Shipping Ltd.	An associate of the Company and also a subsidiary of Huaneng Group
Huaneng Supply Chain Platform Technology Co., Ltd. and its subsidiaries	An associate of the Company and also a subsidiary of Huaneng Group
Huaneng Group Fuel Company and its subsidiaries	Associates of the Company and also subsidiaries of Huaneng Group
Jilin Zhanyu Wind Power Asset Management Co., Ltd.	An associate of the Company
Chongqing Huaneng Lime Company Limited	An associate of the Company
Shanxi Transition and Comprehensive Reform District.Electricity Distribution Co., Ltd.	An associate of the Company
Gucheng Yingdong Electricity Sales Co., Ltd.	An associate of the Company
Hainan Nuclear	An associate of the Company
Yangquan Coal Industry Group Huaneng Coal Power Investment Co., Ltd.	An associate of the Company
Shanghai Time Shipping	A joint venture of the Company
Jiangsu Nantong Power	A joint venture of the Company
Suzhou Sugao Renewables Service Co. Ltd.	A joint venture of the Company
Huaneng Yingkou Port Limited Liability Company	A joint venture of the Company
Luyi Power	A joint venture of the Company
Hong Kong Energy and its subsidiaries (Note i)	Joint ventures of the Company
Huaneng Group Clean Energy Technology Research Institute Co., Ltd.	A subsidiary of Huaneng Group
Huaneng Group Hong Kong Limited Company	A subsidiary of Huaneng Group
Beijing Changping Huaneng Training Center	A subsidiary of Huaneng Group
North United Power Co., Ltd. and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Hulunbuir Energy Development Company Ltd.and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Tendering Co., Ltd.	A subsidiary of Huaneng Group
Huaneng Ningxia Energy Company Ltd.	A subsidiary of Huaneng Group
Huaneng Renewables Corporation Limited and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Songyuan Power Co., Ltd.	A subsidiary of Huaneng Group
Huaneng Nuclear Power Development Company Ltd.	A subsidiary of Huaneng Group

37	Related party balances and transactions (continued)

Names of related parties	Nature of relationship
Huaneng Lancangjiang Hydropower Co., Inc.and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Coal Business Sector Co., Ltd. and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Gansu Energy Development Company Ltd.and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Baishan Coal Gangue Power Generation Co., Ltd.	A subsidiary of Huaneng Group
Huaneng Carbon Assets Management Company Limited	A subsidiary of Huaneng Group
Huaneng Qinghai Power Generation Co., Ltd. and its subsidiaries	A subsidiary of Huaneng Group
Huaneng Property Co., Ltd. and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Energy & Communications Holdings Co., Ltd. and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Tibet Yarlung Zangbo River Hydropower Development & Investment Company Ltd. and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Xinjiang Energy Development Company Ltd. and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Capital Services and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Shaanxi Power Generation Limited and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Group Technology Innovation Center	A subsidiary of Huaneng Group
Alltrust Insurance Co., Ltd.	A subsidiary of Huaneng Group
Xi’an Thermal and its subsidiaries	Subsidiaries of Huaneng Group
Great Wall Securities Co., Ltd. (Great Wall Securities)	A subsidiary of Huaneng Group
Huaneng Hainan Industry Co.,Ltd.	A subsidiary of Huaneng Group
Huaneng Integrated Industries Management Co., Ltd.	A subsidiary of Huaneng Group
Huangtai #8 Power Plant	An investee with significant influence
Other government-related enterprises**	Related parties of the Company

*	Transactions with subsidiaries of Huaneng Group which also are associates of the Group are presented as transactions with subsidiaries of Huaneng Group for Note 37(a) and 37(b).

**
Huaneng Group is a state-owned enterprise. In accordance with the revised IAS 24, “Related Party Disclosures”, government-related enterprises, other than entities under Huaneng Group, which the PRC government has control, joint control or significant influence over are also considered as related parties of the Group (“other government-related enterprises”).

Note i: Hong Kong Energy and its subsidiaries were changed from joint ventures to subsidiaries of the Group since 31 December 2018.

The majority of the business activities of the Group are conducted with other government-related enterprises. For the purpose of the disclosure of the related party balances and transactions, the Group has established procedures to determine, to the extent possible, the identification of the ownership structure of its customers and suppliers as to whether they are government-related enterprises. However, many government-related enterprises have a multi-layered corporate structure and the ownership structures change over time as a result of transfers and privatisation programs. Nevertheless, management believes that all material related party balances and transactions with other government-related enterprises have been adequately disclosed.

37	Related party balances and transactions (continued)

In addition to the related party information shown elsewhere in these financial statements, the following is a summary of significant related party transactions entered into in the ordinary course of business between the Group and their related parties during the year and significant balances arising from related party transactions as at the year end.

All transactions with related parties were conducted at prices and on terms mutually agreed by the parties involved, and are based on normal commercial terms or better and with reference to the prevailing local market conditions.

(a)	Related party balances

(i)	Cash deposits in related parties

	As at 31 December
	2019	2018
Deposits in Huaneng Finance - Savings deposit	9,529,586	10,914,633

For the year ended 31 December 2019, the annual interest rates for these savings deposits ranged from 0.35% to 1.35% (2018: from 0.35% to 1.35%).

(ii)	As described in Note 25 and 31, certain loans of the Group were borrowed from Huaneng Group, Huaneng Finance, and Tiancheng Financial Leasing.

(iii)
Except for those disclosed in Note 25 and 31, the majority of the balances with Huaneng Group, HIPDC, subsidiaries of Huaneng Group, associates, joint ventures and other related parties are unsecured and repayable within one year. As at and for the years ended 31 December 2019 and 2018, no provision is made on receivable balances from these parties.

Accounts receivable, other receivables and assets and other non-current assets comprised the following balances due from related parties:

	As at 31 December
	2019	2018
Due from Huaneng Group	464,087	1,010,023
Due from HIPDC	-	2,850
Due from joint ventures	106,251	122,775
Due from subsidiaries of
Huaneng Group	125,288	125,777
Due from Huangtai #8
Power Plant	792,136	839,067

Total	1,487,762	2,100,492

37	Related party balances and transactions (continued)

(a)	Related party balances (continued)

(iv)	Accounts payable and other liabilities and other non-current liabilities comprise the following balances due to related parties:

	As at 31 December
	2019	2018
Due to Huaneng Group	285,725	284,244
Due to HIPDC	13,430	13,628
Due to joint ventures	120,153	97,431
Due to associates	-	8,962
Due to subsidiaries of Huaneng Group	5,762,265	4,528,500

Total	6,181,573	4,932,765

(v)
As at 31 December 2019, included in long-term loans (including current portion) and short-term loans are loans payable to other government-related enterprises amounting to RMB186.8 billion (2018: RMB208.4 billion).

The balances with government-related enterprises also included substantially all the accounts receivable due from domestic power plants of government-related power grid companies, the bank deposits placed with government-related financial institutions as well as accounts payable and other payables arising from the purchases of coal and property, plant and equipment construction and related labour service provided by other government-related enterprises. Except for bank deposits, these balances are unsecured and the majority of the balances are receivable/repayable within one year.

(vi)	As at 31 December 2019, lease liabilities due to subsidiaries of Huaneng Group amounted to RMB1,730 million

37	Related party balances and transactions (continued)

(b)	Related party transactions

(i)	Procurement of goods and receiving services

	For the year ended 31 December
	2019	2018	2017

Huaneng Group
Other purchases	570	506	446

HIPDC
Technical services and engineering contracting services	-	7	-

Subsidiaries of Huaneng Group
Purchase of coal and transportation services	32,623,831	23,873,672	19,945,752
Technical services and engineering contracting services	1,776,442	1,121,516	1,024,369
Purchase of equipment	52,802	176,506	294,372
Purchase of heat	61,080	69,527	52,791
Other purchases	46,627	260	716

Joint ventures of the Group
Purchase of coal and transportation services	835,462	1,798,673	2,054,209
Entrusting other parties for power generation	-	10,127	28,953

Associates of the Group
Other purchases	529	36,826	27,732
Technical services and engineering contracting services	-	3,812	-
Purchase of equipment	38,387	-	-
Purchase of coal and transportation services	181,479	-	-

37	Related party balances and transactions (continued)

(b)	Related party transactions (continued)

(ii)	Sales of goods and providing services

	For the year ended 31 December
	2019	2018	2017

Huaneng Group
Service provided	31,756	15,472	907

HIPDC
Service provided	124	1,067	520
Other sales	-	2,534	-

Subsidiaries of Huaneng Group
Sales of power generation quota	-	3,065	-
Sales of goods	-	637,059	1,114,347
Other sales	2,922	11,399	15,247
Service provided	68,052	45,677	25,229
Provision of entrusted power generation	-	-	58,639

Joint ventures of the Group
Service provided	52,602	392,744	319,844
Other sales	25,102	45,997	407,697

Huangtai #8 Power Plant
Service provided	-	2,830	2,802

37	Related party balances and transactions (continued)

(b)	Related party transactions (continued)

(iii)	Other related party transactions

	For the year ended 31 December
	2019	2018	2017

(1) Rental charge paid
HIPDC	104,929	107,712	106,885
Subsidiaries of Huaneng Group	61,076	123,472	141,542
A joint venture of the Group	-	589	2,128

(2) Rental income received
A joint venture of the Group	7,448	7,448	7,448
Subsidiaries of Huaneng Group	2,400	3,609	2,509

(3) Loans (repaid to)/received from
Subsidiaries of Huaneng Group	(11,369)	(113,430)	-
A joint venture of the Group	150,000	-	-

(4) Interest expense on loans
Huaneng Group	30,224	32,037	33,481
HIPDC	-	-	10
A joint venture of the Group	4,374	-	-
Subsidiaries of Huaneng Group	515,532	524,716	589,012

(5) Interest income on loans
A joint venture of the Group	3,747	3,540	3,329
An associate of the Group	-	6,639	917
Subsidiaries of Huaneng Group	-	-	4,344

(6) Capital injection from a subsidiary of Huaneng Group
A subsidiary of Huaneng Group	227,569	379,906	274,752

(7) Capital injection to
Subsidiaries of Huaneng Group	94,770	320,680	-
Associates of the Group	43,427	142,579	52,200
Joint ventures of the Group	175,000	-	249,716

37	Related party balances and transactions (continued)

(b)	Related party transactions (continued)

(iii)	Other related party transactions (continued)

	For the year ended 31 December
	2019	2018	2017

(8) Pre-construction cost paid by
A subsidiary of Huaneng Group	-	90	23,529
A joint venture of the Group	-	-	179

(9) Finance lease payments received from
A subsidiary of Huaneng Group	-	57,676	-

(10) Interest expense of finance lease
Subsidiaries of Huaneng Group	32,127	30,720	22,621

(11) Entrusted management fee
Huaneng Group	12,340	15,000	13,453

(12) Trusteeship management income
Huaneng Group	4,821	5,110	1,518

(13) Net proceeds received from an investee with significant influence
Huangtai #8 Power Plant	41,328	60,246	72,920

(14) Interest income from a finance lease
Huangtai #8 Power Plant	21,253	22,497	11,626

(15) Collateral received under a loan agreement
An associate of the Group	-	96,902	-

(16) Profit compensation received
Huaneng Group	550,832	615,013	-

(17) Finance lease to investee with significant influence
Huangtai #8 Power Plant	-	-	86,946

37	Related party balances and transactions (continued)

(b)	Related party transactions (continued)

(iii)	Other related party transactions (continued)

(18) Disposal consideration

In 2019, Laizhou Wind Power was sold to Taishan Power. Please refer to Note 20 for details of the disposal consideration.

Transactions with government-related enterprises

For the years ended 31 December 2019 and 2018, the Group sold substantially all its products to local government-related power grid companies. Please refer to Note 5 for details of sales information to major power grid companies.

For the years ended 31 December 2019 and 2018, other collectively-significant transactions with government-related enterprises also include a large portion of domestic fuel purchases, property, plant and equipment construction and related labour employed.

(c)	Guarantees

	As at 31 December
	2019	2018

(i) Long-term loans guaranteed by
- Huaneng Group	2,335,611	3,028,109
- HIPDC	2,014,800	2,057,200
(ii) Short-term loans guaranteed by
- Huaneng Group	687,470	-

(d)	Pre-tax benefits and social insurance of key management personnel

	For the year ended 31 December
	2019	2018	2017

Salaries	6,881	6,754	7,676
Pension	1,262	1,292	1,511

Total	8,143	8,046	9,187

37	Related party balances and transactions (continued)

(e)	Related party commitments

Related party commitments which were contracted but not recognised in the consolidated statement of financial position as at the end of reporting period are as follows :

(i)	Capital commitments

	As at 31 December
	2019	2018
Subsidiaries of Huaneng Group	714,129	315,609

(ii)	Investment commitment (Note 40)

As at 31 December 2019
A joint venture	31,116

(iii)	Fuel purchase and transportation commitments

	As at 31 December
	2019	2018
Subsidiaries of Huaneng Group	2,174,241	1,382,058
A joint venture of the Group	143,614	358,441

Total	2,317,855	1,740,499

(iv)	Operating lease commitments (Note i)

As at 31 December 2018
Subsidiaries of Huaneng Group	126,492
HIPDC	55,973

Total	182,465

Note i:	Upon adoption of IFRS 16 on 1 January 2019, the operating leases have been recognised as right-of-use assets. Please refer to note 43 for other details of right-of-use assets.

(f)	Applicability of the Listing Rules relating to connected transactions

The related party transactions with HIPDC, Huaneng Group and its subsidiaries in respect of the purchase of coal and transportation services, equipment, technical services and engineering contracting services, leasing rental and interest expenses incurred by the Group as disclosed in note 37(b), constitute connected transactions or continuing connected transactions as defined in Chapter 14A of the Listing Rules. The disclosures required by Chapter 14A of the Listing Rules are provided in the section “Connected transactions” of the Director’s Report of the Group for the year ended 31 December 2019.

38	Labor cost

Other than the salaries and staff welfare, the labour cost of the Group mainly comprises the following:

All PRC employees of the Group are entitled to a monthly pension upon their retirements. The PRC government is responsible for the pension liability to these employees on retirement. The Group is required to make contributions to the publicly administered retirement plan for its PRC employees at a specified rate, currently set at 14% to 22% (2018: 14% to 22%) of the basic salary of the PRC employees. The retirement plan contributions paid by the Group for the year ended 31 December 2019 were approximately RMB1,198 million (2018: RMB1,179 million), including approximately RMB1,155 million (2018: RMB1,135 million) charged to profit or loss.

In addition, the Group has also implemented a supplementary defined contribution retirement scheme for PRC employees. Under this scheme, the employees are required to make a specified contribution based on the number of years of service with the Group, and the Group is required to make a contribution equal to two to four times the employees’ contributions. The employees will receive the total contributions upon their retirement. For the year ended 31 December 2019, the contributions to the supplementary defined contribution retirement scheme paid by the Group amounted to approximately RMB601 million (2018: RMB483 million), including approximately RMB581 million (2018: RMB465 million) charged to profit or loss.

SinoSing Power and its subsidiaries in Singapore appropriate a specified rate, currently set at 7.5% to 17% (2018: 6.5% to 16%) of the basic salary to central provident funds in accordance with the local government regulations. The contributions made by SinoSing Power and its subsidiaries for the year ended 31 December 2019 amounted to approximately RMB20.73 million (2018: RMB17.53 million), all of which were charged to profit or loss.

The Group has no further obligation for post-retirement benefits beyond the annual contributions made above.

In addition, the Group also makes contributions of housing funds and social insurance to the social security institutions at specified rates of the basic salary and no more than the upper limit. The housing funds and social insurance contributions paid by the Group and its subsidiaries amounted to approximately RMB898 million (2018: RMB802 million) and RMB1,034 million (2018: RMB930 million) for the year ended 31 December 2019 including approximately RMB859 million (2018: RMB764 million) and RMB994 million (2018: RMB886 million) charged to profit or loss, respectively.

39	Directors’, supervisors’ and senior management’s emoluments

(a)	Pre-tax benefits and social insurance of directors and supervisors

The remuneration of every director and supervisor of the Company for the year ended 31 December 2019 is set out below:

	Fees	Basic salaries	Performance salaries	Pension	Total
Name of director
Mr. Zhao Keyu[1]	-	-	-	-	-
Mr. Shu Yinbiao[2]	-	-	-	-	-
Mr. Cao Peixi[3]	-	-	-	-	-
Mr. Huang Jian	-	-	-	-	-
Mr. Wang Yongxiang	-	-	-	-	-
Mr. Mi Dabin	-	-	-	-	-
Mr. Guo Hongbo	-	-	-	-	-
Mr. Cheng Heng	-	-	-	-	-
Mr. Lin Chong	-	-	-	-	-
Mr. Yue Heng	300	-	-	-	300
Mr. Xu Mengzhou	300	-	-	-	300
Mr. Liu Jizhen	300	-	-	-	300
Mr. Xu Haifeng	300	-	-	-	300
Mr. Zhang Xianzhi	300	-	-	-	300

Sub-total	1,500	-	-	-	1,500

Name of supervisor
Mr. Ye Xiangdong	-	-	-	-	-
Mr. Mu Xuan	-	-	-	-	-
Ms. Zhang Mengjiao	-	-	-	-	-
Mr. Gu Jianguo	-	-	-	-	-
Ms. Zhang Xiaojun	-	150	529	131	810
Mr. Zhang Xiancheng	-	154	529	131	814

Sub-total		304	1,058	262	1,624

Total	1,500	304	1,058	262	3,124

39	Directors’, supervisors’ and senior management’s emoluments (continued)

(a)	Pre-tax benefits and social insurance of directors and supervisors (continued)

The remuneration of every director and supervisor of the Company for the year ended 31 December 2018 is set out below:

	Fees	Basic salaries	Performance salaries	Pension	Total
Name of director
Mr. Shu Yinbiao	-	-	-	-	-
Mr. Cao Peixi	-	-	-	-	-
Mr. Liu Guoyue	-	-	-	-	-
Mr. Fan Xiaxia	-	-	-	-	-
Mr. Huang Jian	-	-	-	-	-
Mr. Wang Yongxiang	-	-	-	-	-
Mr. Mi Dabin	-	-	-	-	-
Mr. Guo Hongbo	-	-	-	-	-
Mr. Cheng Heng	-	-	-	-	-
Mr. Lin Chong	-	-	-	-	-
Mr. Yue Heng	74	-	-	-	74
Mr. Xu Mengzhou	74	-	-	-	74
Mr. Liu Jizhen	74	-	-	-	74
Mr. Xu Haifeng	74	-	-	-	74
Mr. Zhang Xianzhi	74	-	-	-	74

Sub-total	370	-	-	-	370

Name of supervisor
Mr. Ye Xiangdong	-	-	-	-	-
Mr. Mu Xuan	-	-	-	-	-
Ms. Zhang Mengjiao	-	-	-	-	-
Mr. Gu Jianguo	-	-	-	-	-
Ms. Zhang Xiaojun	-	154	476	130	760
Mr. Zhu Daqing	-	66	250	63	379
Mr. Zhang Xiancheng	-	36	87	22	145

Sub-total	-	256	813	215	1,284
Total	370	256	813	215	1,654

39	Directors’, supervisors’ and senior management’s emoluments (continued)

(a)	Pre-tax benefits and social insurance of directors and supervisors (continued)

The remuneration of every director and supervisor of the Company for the year ended 31 December 2017 is set out below:

	Fees	Basic salaries	Performance salaries	Pension	Total
Name of director
Mr. Cao Peixi	-	-	-	-	-
Mr. Guo Junming	-	-	-	-	-
Mr. Liu Guoyue	-	-	-	-	-
Mr. Fan Xiaxia	-	-	-	-	-
Mr. Li Shiqi	-	-	-	-	-
Mr. Huang Jian	-	-	-	-	-
Mr. Wang Yongxiang	-	-	-	-	-
Mr. Mi Dabin	24	-	-	-	24
Mr. Guo Hongbo	-	-	-	-	-
Mr. Zhu Yousheng	24	-	-	-	24
Ms. Li Song	24	-	-	-	24
Mr. Cheng Heng	-	-	-	-	-
Mr. Lin Chong	-	-	-	-	-
Mr. Li Zhensheng	37	-	-	-	37
Mr. Yue Heng	74	-	-	-	74
Mr. Geng Jianxin	37	-	-	-	37
Mr. Xia Qing	37	-	-	-	37
Mr. Xu Mengzhou	74	-	-	-	74
Mr. Liu Jizhen	37	-	-	-	37
Mr. Xu Haifeng	37	-	-	-	37
Mr. Zhang Xianzhi	37	-	-	-	37

Sub-total	442	-	-	-	442

Name of supervisor
Mr. Ye Xiangdong	-	-	-	-	-
Mr. Mu Xuan	24	-	-	-	24
Ms. Zhang Mengjiao	-	-	-	-	-
Mr. Gu Jianguo	24	-	-	-	24
Ms. Zhang Xiaojun	-	137	466	124	727
Mr. Zhu Daqing	-	135	464	123	722

Sub-total	48	272	930	247	1,497

Total	490	272	930	247	1,939

[1]	Appointed on 5 March 2020
[2]	Appointed on 30 January 2019 and resigned on 5 March 2020
[3]	Resigned on 30 January 2019

During the year, no option was granted to the directors or the supervisors (2018: nil).

During the year, no emolument was paid to the directors or the supervisors (including the five highest paid employees) as an inducement to join or upon joining the Company or as compensation for loss of office (2018: nil).

No director or supervisor had waived or agreed to waive any emoluments during the years 2019 and 2018.

39	Directors’, supervisors’ and senior management’s emoluments (continued)

(b)	Five highest paid individuals

The five individuals whose emoluments were the highest in the Group for the year included no director (2018: no director). Directors emoluments are reflected in the analysis presented above. The emoluments payable to all the five (2018: five) individuals during the year (within the range of nil to RMB1.03 million) are as follows:

	For the year ended 31 December
	2019	2018	2017

Basic salaires	1,578	1,500	1,524
Performance salaris	2,329	2,100	1,800
Pension	695	679	648

Total	4,602	4,279	3,972

40	Commitments

(a)	Capital commitments

Capital commitments mainly relate to the construction of new power projects, certain ancillary facilities and renovation projects for existing power plants. Details of such commitments are as follows:

	As at 31 December
	2019	2018
Contracted but not provided	42,634,992	16,790,739

As at 31 December 2019, the commitments to make capital contributions to a Group’s joint venture was as follows:

As at 31 December 2019
A joint venture	31,116

40	Commitments (continued)

(b)	Operating lease commitments as at 31 December 2018

The Group had various operating lease arrangements for land and buildings. Some of the leases contained renewal options and most of the leases contained escalation clauses. Lease terms did not contain restrictions on the Group’s activities concerning dividends, additional debts or further leasing.

Total future minimum lease payments under non-cancelable operating leases are as follows:

As at 31 December 2018
Land and buildings
- not later than 1 year	194,333
- later than 1 year and not later than 2 years	99,149
- later than 2 year and not later than 5 years	191,853
- later than 5 years	1,161,916

Total	1,647,251

The Group has no lease contracts that have not yet commenced as at 31 December 2019.

(c)	Fuel purchase commitments

The Group has entered into various long-term fuel supply agreements with various suppliers in securing fuel supply for various periods. All the agreements require minimum, maximum or forecasted volume purchases and subject to certain termination provisions. Related purchase commitments are as follows:

As at 31 December 2019

	Periods	Purchase quantities	Estimated unit costs (RMB)

A government-related enterprise	2020-2039	2.8 million m3/day*	2.88 / m3

A government-related enterprise	2020-2023	991 million m3/year*	2.31 / m3
	2020-2023	541 million m3/year*	2.19 / m3
	2020-2023	450 million m3/year*	2.25 / m3

A government-related enterprise	2020-2026	200 million m3/year*	2.60 / m3

Other suppliers	2020-2021	201.5-251.5 BBtu**/day	approximately 47,000/BBtu
	2022	205.5-255.5 BBtu**/day	approximately 45,000/BBtu
	2023	81.5-247.5 BBtu**/day	approximately 41,000/BBtu
	2024-2028	42.4-81.5 BBtu**/day	approximately 37,000/BBtu
	2029	42.4 BBtu**/day	approximately 31,000/BBtu

40	Commitments (continued)

(c)	Fuel purchase commitments (continued)

As at 31 December 2018
	Periods	Purchase quantities	Estimated unit costs (RMB)

A government-related enterprise	2019-2039	2.8 million m3/day*	2.31 / m3

A government-related enterprise	2019-2023	991 million m3/year*	2.50 / m3
	2019-2023	541 million m3/year*	2.32 / m3
	2019-2023	450 million m3/year*	2.50 / m3

A government-related enterprise	2019-2026	200 million m3/year*	2.45 / m3

Other suppliers	2019	238 BBtu**/day	approximately 76,000/BBtu
	2020-2021	241.5-242 BBtu**/day	approximately 76,000/BBtu
	2022	242.5 BBtu**/day	approximately 76,000/BBtu
	2023	81.5-247.5 BBtu**/day	approximately 82,000/BBtu
	2024-2028	42.4-81.5 BBtu**/day	approximately 89,000/BBtu
	2029	42.4 BBtu**/day	approximately 81,000/BBtu

*	The quantities represent maximum volume, while others represent minimum or forecasted volume if not specified.

**	BBtu: Billion British Thermal Unit.

41	Acquisition, disposal and other transactions

(a)	Acquisition

On 28 November 2019, the Group’s subsidiary, Huaneng Jiangxi Clean EnergyPower Generation and Supply Limited Liability Company (“ Jiangxi Clean Energy”), and a third party entered into an equity transfer agreement, pursuant to which the third party agreed to sell and the Jiangxi Clean Energy agreed to acquire a 100% equity interest in Shangrao Hongyuan Power Co., Ltd. (“Hongyuan Power”) at a cash consideration of RMB99.84 million. The consideration has been fully paid by 27 December 2019 and the transaction was completed on the same day. As of the acquisition date, Hongyuan Power had no business operations but the construction in process of a photovoltaic power generation project.

Therefore, the Group was not capable of integrating the project with its inputs and processes to produce outputs as of acquisition date. As such, management determined that the acquisition did not constitute a business combination for accounting purpose.

41	Acquisition, disposal and other transactions (continued)

(b)	Disposal

On 31 May 2019, Luoyang Yangguang Co-generation Co., Ltd. (“Luoyang Yangguang”) filed for bankruptcy to Luoyang Intermediate People’s Court (“Luoyang Court”). On 23 July 2019, Luoyang Court declared the bankruptcy of Luoyang Yangguang. Luoyang Yangguang was not consolidated by the Group since then. The Group recognised a net gain of RMB111 million upon the deconsolidation of Luoyang Yangguang.

The details of the net assets disposed of are as follows:

Date of disposal
RMB’000
Net assets disposed of：
Property, plant and equipment	54,572
Intangible assets	56,364
Inventories	6,170
Accounts receivable	61,101
Other receivable and assets	23,955
Cash and cash equivalents	1,667

Accounts payable and other liabilities	177,429
Interest-bearing loans and borrowings	353,000

Net liabilities	(326,600)

Gain on disposal of Luoyang Yangguang	326,600
Loss on receivables due from Luoyang Yangguang	(215,800)

Net impact on disposal	110,800

Consideration	-

An analysis of the cash flow of cash and cash equivalents in respect of the Disposal of Luoyang Yangguang is as follows:
Date of disposal

Cash consideration received	-
Cash and bank balances disposed of	(1,667)

Net outflows of cash and cash equivalents in respect of disposal of Luoyang Yangguang	(1,667)

41	Acquisition, disposal and other transactions (continued)

(c)	Capital injection of Ruijin Power Generation

The Group previously had a 100% equity interest in Ruijin Power Generation. On 4 September 2019, the Group entered into a capital injection and enlargement agreement on Ruijin Power Generation with a third party. Pursuant to the agreement, the third party will subscribe RMB610 million of the registered capital of Ruijin Power Generation, with a total cash consideration of RMB648 million. Upon completion of the transaction, the registered capital of Ruijin Power Generation was RMB1,220 million, of which the Group’s equity interest in Ruijin Power Generation decreased from 100% to 50%. On 28 December 2019, the Group and the third party shareholder entered into a voting in concert agreement which was effective immediately. According to the voting in concert agreement, the third party shareholder agreed to vote the same in respect of significant financial and operating decisions made by the Group. As a result, the Group still has control over Ruijin Power Generation.

42	Non-controlling interests

The following table summarizes the information relating to each of the Company and subsidiaries that have material non-controlling interests (“NCI”):

	Qinbei Power	Beijing Co-generation	Luohuang Power	Weihai Power	Jinling Power	Yueyang Power	Shidongkou Power	Yangliuqing Co-generation	Shandong Power	Other individually immaterial subsidiaries	Total

NCI percentage	40%	59%	40%	40%	40%	45%	50%	45%	20%
31 December 2019
Non-current assets	9,086,939	6,264,852	3,649,432	3,981,753	4,432,195	4,320,232	3,255,810	2,421,307	57,881,917
Current assets	1,317,076	852,059	1,134,889	629,370	459,849	1,426,960	465,772	721,617	11,225,955
Non-current liabilities	(2,249,675)	(53,494)	(205,085)	(34,495)	(1,136,398)	(701,135)	(488,350)	(378,478)	(29,027,404)
Current liabilities	(4,905,399)	(1,257,150)	(2,061,440)	(1,894,952)	(1,489,022)	(2,368,204)	(1,563,894)	(778,235)	(23,441,038)
Net assets	3,248,941	5,806,267	2,517,796	2,681,676	2,266,624	2,677,853	1,669,338	1,986,211	16,639,430
Carrying amount of NCI	1,313,492	3,425,774	986,100	1,072,670	906,671	1,220,746	834,669	892,899	5,591,178	5,331,112	21,575,311

Revenue	4,787,221	5,579,382	2,833,807	3,045,352	3,099,014	4,005,328	2,055,168	1,945,841	28,274,364
Net (loss)/profit	30,270	705,311	64,093	193,754	265,457	453,869	216,595	59,733	(430,222)
Total comprehensive (loss)/ income	30,270	705,311	64,093	193,754	265,457	453,869	216,595	59,733	(675,666)
(Loss)/ Profit allocated to NCI	12,108	416,133	25,637	77,502	106,183	204,241	108,298	26,880	(86,044)	(549,078)	341,860
Other comprehensive income/ (loss) allocated to NCI	-	-	-	-	-	-	-	-	(49,089)	(111,692)	(160,781)

Cash flow from operating activities	667,432	1,623,975	360,226	273,607	821,975	689,723	655,910	171,531	7,066,137
Cash flow from investment activities	(205,703)	(273,374)	(101,279)	(95,699)	(128,541)	(163,584)	(86,427)	(16,465)	(2,787,419)
Cash flow from financing activities	(613,468)	(1,329,614)	(247,546)	(260,953)	(792,266)	(503,852)	(582,452)	(167,846)	(2,673,351)
Net increase/ (decrease) in cash
and cash equivalents	(166,994)	20,987	11,401	(94,821)	(98,832)	22,287	(12,969)	(12,780)	(414,221)
Dividends paid to NCI	-	625,886	-	124,000	130,566	45,000	65,000	48,585	84,156

	Qinbei Power	Beijing Co-generation	Luohuang Power	Weihai Power	Jinling Power	Yueyang Power	Shidongkou Power	Yangliuqing Co-generation	Shandong Power	Other individually immaterial subsidiaries	Total

NCI percentage	40%	59%	40%	40%	40%	45%	50%	45%	20%
31 December 2018
Non-current assets	9,660,834	6,623,915	3,901,928	4,343,946	4,729,663	4,556,823	3,467,694	2,465,505	59,979,594
Current assets	1,645,248	1,147,225	1,187,551	695,125	525,725	1,038,193	404,508	759,703	12,294,264
Non-current liabilities	(3,831,883)	(334,910)	(611,767)	(59,651)	(1,559,581)	(662,863)	(409,762)	(178,511)	(30,380,001)
Current liabilities	(4,255,529)	(1,665,921)	(1,824,010)	(2,263,301)	(1,591,228)	(2,579,578)	(1,879,696)	(1,012,252)	(24,530,691)
Net assets	3,218,670	5,770,309	2,653,702	2,716,119	2,104,579	2,352,575	1,582,744	2,034,445	17,363,166
Carrying amount of NCI	1,301,384	3,404,517	1,040,463	1,086,448	841,854	1,074,060	791,372	914,604	5,879,057	5,352,493	21,686,252

Revenue	5,293,403	5,704,966	2,819,106	3,587,416	3,346,779	4,003,821	2,109,785	2,077,570	24,202,739
Net (loss)/profit	(198,026)	757,268	18,811	253,552	200,269	118,342	131,129	69,477	282,198
Total comprehensive (loss)/ income	(198,026)	757,268	18,811	253,552	200,269	118,342	131,129	69,477	327,958
(Loss)/ Profit allocated to NCI	(79,210)	446,788	7,524	101,421	80,108	53,254	65,564	31,265	(10,780)	(100,395)	595,539
Other comprehensive income/ (loss) allocated to NCI	-	-	-	-	-	-	-	-	9,152	(33,707)	(24,555)

Cash flow from operating activities	954,820	1,321,867	192,608	473,349	711,800	412,413	527,783	210,558	4,469,849
Cash flow from investment activities	(503)	(316,754)	(201,012)	(98,420)	(52,701)	(106,596)	(45,045)	(258,605)	(3,628,406)
Cash flow from financing activities	(843,094)	(904,822)	(5,288)	(306,054)	(570,838)	(305,872)	(472,543)	63,762	(162,007)
Net increase/ (decrease) in cash and cash equivalents	111,223	101,482	(13,692)	68,875	88,261	(55)	10,195	15,719	679,471
Dividends paid to NCI	165,965	460,262	-	140,000	95,979	46,790	51,870	-	42,506

43	Leases

The Group as a lessee

(a)	Right-of-use assets

The carrying amounts of the Group’s right-of-use assets and the movements during the year are as follows:

	Right-of-use assets
	Buildings	Electric utility plant in service	Trans- portation facilities	Land use rights	Others	Total

As at 1 January 2019	320,591	1,387,258	826	11,810,054	339,501	13,858,230
Reclassification	(265,167)	-	229,292	375,376	(339,501)	-
Additions	109,321	2,643,363	-	1,270,033	477,353	4,500,070
Depreciation charge	(21,983)	(233,218)	(16,967)	(496,464)	(12,986)	(781,618)
Disposals/write-off	-	-	-	(431,813)	-	(431,813)
Currency translation differences	552	3,090	(6,730)	26,291	-	23,203
As at 31 December 2019	143,314	3,800,493	206,421	12,553,477	464,367	17,168,072

(b)	Lease liabilities

The carrying amount of lease liabilities and the movements during the year are as follows:
As at 31 December
2019

Carrying amount at 1 January	2,216,792
New leases	2,835,993
Accretion of interest recognised during the year	171,573
Currency translation difference	(23,673)
Payments	(488,015)

Carrying amount at 31 December	4,712,670

Analysed into:
Current portion	432,745
Non-current portion	4,279,925

The maturity analysis of lease liabilities is as follows:

31 December
2019

Within 1 year	432,745
After 1 year but within 2 years	1,323,826
After 2 years but within 3 years	332,986
After 3 years	2,623,113

Total	4,712,670

43	Leases (continued)

The amounts recognised in profit or loss in relation to leases are as follows:

As at 31 December
2019

Interest on lease liabilities	171,573
Depreciation charge of right-of-use assets	734,827
Expense relating to short-term leases and other leases with remaining lease terms ended on or before 31 December 2019	231,651
Expense relating to leases of low-value assets	2,488

Total amount recognised in profit or loss	1,140,539

(c)	Extension and termination options

The Group has several lease contracts that include extension and termination options. These options are negotiated by management to provide flexibility in managing the leased-asset portfolio and they are aligned with the Group’s business needs. As of 31 December 2019, there is neither any extension options that the Group does not expect to exercise nor any significant termination options that the Group expects to exercise.

(d)	Variable lease payment

The Group does not have variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees.

(e)	The total cash outflow for leases is disclosed in note 36 to these financial statements.

43	Leases (continued)

The Group as a lessor

(a)	Finance lease

The Group’s finance lease is mainly relating to Ruyi Pakistan, SinoSing Power and Shandong Maintenance Company.

Ruyi Pakistan Energy entered into the power purchase agreement with CPPA-G to sell all of the electricity produced with a regulated tariff mechanism approved by the Pakistan National Electric Power Regulatory Authority. In accordance with the power purchase agreement and tariff mechanism, almost all the risks and rewards in relation to the power assets were in substance transferred to CPPA-G and therefore the assets were accounted for as a finance lease to CPPA-G.

SinoSing Power’s subsidiary Tuas Group entered into two build-to-suits agreements with third parties which contains sale and lease back agreement and operation maintenance services. Pursuant to the agreement, Tuas Group is viewed as the lessor and has conveyed the third parties the right to use the asset in exchange for consideration over the entire useful lives of the power plants .

Shandong Maintenance Company entered into the Energy Management Contract with Huangtai #8 Power Plant to provide the energy saving equipment construction service. Pursuant to the agreement, all the risk and rewards in relation to the energy saving equipment were in substance transferred to Huangtai#8 Power Plant as the benefit could be reliably estimated during the contract period.

Total finance lease income recognised by the Group during the year was RMB1,711 million.

As at 31 December 2019, the maturity analysis of the Group’s finance lease receivables are as follows:
31 December
2019

Within 1 year	2,172,707
After 1 year but within 2 years	2,156,047
After 2 years but within 3 years	2,146,481
After 3 years but within 4 years	2,132,394
After 4 years but within 5 years	2,163,914
After 5 years	21,184,829

Total undiscounted finance lease payments	31,956,372
Unearned finance income	(20,949,750)
Allowance for ECL	(3,086)

Total finance lease receivables as at 31 December 2019	11,003,536

43	Leases (continued)

(b)	Operating lease

The Group leases certain property, plant and equipment under operating lease arrangements. Rental income recognised by the Group during the year was RMB140 million.

As at 31 December 2019, the undiscounted lease payments receivable by the Group in future periods under non-cancellable operating leases with its tenants are as follows:

31 December
2019

Within 1 year	28,143
After 1 year but within 2 years	27,867
After 2 years but within 3 years	27,695
After 3 years but within 4 years	27,617
After 4 years but within 5 years	27,645
After 5 years	16,974

Total	155,941

44	Subsequent events

Issuance of corporate bonds

On 21 February 2020, The Group’s subsidiary Sinosing Services Pte. Ltd.( a company incorporated in the Republic of Singapore with limited liability) completed an issuance of a guaranteed bond with a total  face value of  US$ 0.3 billion with a fixed annual coupon interest rate of 2.250% which will mature in 2025 and a guaranteed bond with a total face value of US$0.3 billion with a fixed annual coupon interest rate of 2.625% which will mature in 2030. These bonds are unconditionally and irrevocably guaranteed by the Group.

Issuance of an other equity instrument

On 18 March 2020, the Group completed an issuance of perpetual corporate bond with a total face value of RMB3 billion at par value of RMB100.00 per unit with no fixed maturity date. Interest of these perpetual corporate bonds is recorded as distribution, which is paid annually in arrears on the 19 March and may be deferred at the discretion of the Company unless compulsory distribution payment events (including distributions to ordinary shareholders of the Company, reduction of the registered capital of the Company or external equity investment in equity) have occurred. These perpetual corporate bonds have no fixed maturity dates and are callable at the Company’s option in whole on the First Call Date or any Distribution Payment Date falling after the First Call Date at their principal amounts together with any accrued, unpaid or deferred distributions.
Issue of other equity instruments.

Response to COVID-19

The wide spread of the novel coronavirus (COVID-19) in the PRC since January 2020 is a fluid and challenging situation that all industries facing. The group has taken all possible effective measures to limit and keep the impact in control. The group will keep continuous attention on the change of situation and make timely response and adjustments in the future. Given the uncertainty of the situation, the duration of the business disruption and related financial impact, if any, cannot be reasonably estimated at this time.

45	Comparative information

The Group have initially applied IFRS 16 since 1 January 2019. Under the transition methods chosen, comparative information is not restated. Further details of the changes in accounting policies are disclosed in Note 2(b).

These financial statements were approved for issue by the Board of Directors on 31 March 2020 and were signed on its behalf.

THIS PAGE IS INTENTIONALLY LEFT BLANK

Signature
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and it has duly caused and authorized the undersigned to sign this annual report on its behalf.
Date: April 20, 2020	Huaneng Power International, Inc.

	By:	/s/ Huang Chaoquan
Name: Huang Chaoquan
Title: Secretary to the Board